Form 20-F
period 2002-06-30
BHP BILLITON LTD
filed 2002-12-23
CIK 811809

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL
YEAR ENDED JUNE 30, 2002
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number: 0-15496

BHP BILLITON LIMITED (ABN 49 004 028 077)
(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA
(Jurisdiction of incorporation or organization)

BHP TOWER, 600 BOURKE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
(Address of principal executive offices)

Securities registered or to be registered
pursuant to section 12 (b) of the Act.

Title of each Class	Name of Exchange on which Registered
Ordinary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Fully Paid Ordinary Shares	3,724,893,687

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X    No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      Item 18 X

In this annual report, the terms we, our, us, BHP Billiton and BHP Billiton Group refer to BHP Billiton Limited and BHP Billiton Plc, together with their respective subsidiaries. BHP Billiton Plc Group refers to the group that is BHP Billiton Plc and its subsidiary companies. BHP Billiton Limited Group refers to the group that is BHP Billiton Limited and its subsidiary companies. BHP Billiton Plc refers to the parent entity that was formerly Billiton Plc before the implementation of the DLC structure and BHP Billiton Limited refers to the parent entity that was formerly BHP Limited before the DLC structure.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements, including statements regarding:

•	estimated reserves;

•	plans, strategies and objectives of management;

•	closure or divestment of certain operations or facilities (including associated costs);

•	anticipated production or construction commencement dates;

•	expected costs or production output;

•	the anticipated productive lives of projects, mines and facilities; and

•	contingent liabilities.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause actual results to differ materially from those expressed in the statements contained in this annual report.

For example, our future revenues from our operations, projects or mines described in this annual report will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing of the feasibility of the development of a particular project, or the expansion of certain facilities or mines. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets, the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce, activities of government authorities in certain of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty and other factors identified in the risk factors listed above. We cannot assure you that our estimated reserve figures, closure or divestment of such operations or facilities, including associated costs, actual production or commencement dates, cost or production output, or anticipated lives of the projects, mines and facilities discussed in this annual report will not differ materially from the statements contained in this annual report.

This annual report contains forward-looking statements relating to the combination of the operations of BHP Billiton Plc and BHP Billiton Limited through the implementation of the DLC structure. These forward-looking statements may later prove to be inaccurate due to circumstances and risks, known and unknown, the effect of which cannot be foreseen.

GLOSSARY OF TERMS

Technical Terms

In the context of ADSs and listed investments, the term “quoted” means “traded” on the relevant exchange.

Reference herein is made to tonnes, each of which equals 1000 kilogrammes, approximately 2,205 pounds or 1.102 short tonnes. Measures of distance referred to herein are stated in kilometers, each of which equals approximately 0.62 miles, or in meters, each of which equals approximately 3.28 feet.

Brownfield project means the expansion of an existing operation.

Coal Reserves have the same meaning as ore reserves, but specifically concern coal.

Coking Coal, by virtue of its carbonisation properties, is used in the manufacture of coke, which is used in the steelmaking process.

Crude oil is a mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities. Condensate is a liquid and consists of a mixture of hydrocarbons that are recoverable from gas.

Condensate is a liquid at atmospheric conditions and consists of a mixture of hydrocarbons that are recoverable from gas.

Direct reduced iron (DRI) is metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production.

Dry gas is a mixture of hydrocarbon gases, inerts and other gases that are in the gaseous phase at pipeline conditions with no free liquids at operating conditions. It is principally composed of methane, ethane and low levels of propanes and butanes depending upon processing and pipeline specifications.

Energy coal is used a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or energy coal.

Ethane, where sold separately, is largely ethane gas that has been liquified through pressurization. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

Federal unit is a combination of two or more US Minerals Management Service (“MMS”) defined blocks approved by MMS in circumstances where it can be demonstrated that the blocks are part of the same geological formation.

Green field project means the development of a new project.

Gigajoules = 1,000,000,000 joules (where joules is a measure of energy).

Heap leaching is the process by which a soluble mineral can be economically recovered by dissolution from ore piled in a heap.

Hot briquetted iron (HBI) is densified direct reduced iron where the densification is carried out at a temperature greater than 650 degrees Celsius. The resultant product has density greater than 5g/cm3. HBI can be used as feedstock for steel production.

Leaching is the process by which a soluble mineral can be economically recovered from ore by dissolution.

Liquified natural gas (LNG) consists largely of methane that has been liquified through chilling and pressurization. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

Liquified petroleum gas (LPG) consists of propane and butane and a small amount (less than 2%) of ethane that has been liquified through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels.

Marketable Coal Reserves represents beneficiated or otherwise enchanced coal product and should be read in conjunction with, but not instead of, reports of coal reserves.

Megajoules = 1,000,000 joules (where joules is a measure of energy).

Metallurigical coal is a broader term which includes all coals used in steelmaking, such as coal used for the Pulverised Coal Injection (PCI) process.

Ore reserves are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Petajoules = 1,000,000,000,000,000 joules (where joules is a measure of energy).

Petroleum coke is a residue from the refining of heavy fraction oil into light fraction oil.

Probable ore reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and, measurement are farther apart or are otherwise less adequately spaced. The degrees of assurance, although lower than that for proven (measured) reserves, is high enough to assure continuity between points of observation.

Proven ore reserves are the reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings on drill holes; grade and/or quality are computed from the results of detailed samplings and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Recoverable coal reserves are the combination of those proved and probable ore reserves which specifically concern coal.

Take or pay means an obligation on a customer to pay for an agreed minimum quantity of a commodity even if it fails to “take” that agreed minimum quantity.

Terajoules = 1,000,000,000,000 joules (where joules is a measure of energy).

Financial Terms

UK Terminology	US equivalent	Australian equivalent

Equity Shareholders’ Funds	Stockholders’ Equity	Total Equity

Called up share capital	Subscribed Capital Stock	Contributed Equity

Ordinary Shares	Common Stock	Ordinary Shares

Profit and Loss Account	Retained Earnings	Retained Profits

	Appropriated Surplus	Reserve, e.g. General Reserve. Forms part of Shareholders’ Equity

UK Terminology	US equivalent	Australian equivalent
Share Premium Account	Paid-in Surplus	Share Premium Reserve

Provision – accrued liability, i.e., not part of Total Equity	Reserve – can represent either part of Stockholders’ Equity, accrued liability or estimated depletion in the cost of an asset	Provision – accrued liability, i.e., not part of Total Equity

Tangible Assets	Property, Plant and Equipment	Property, Plant and Equipment

Bonus Issue	Stock Dividend	Bonus Issue

Subsidiary	Subsidiary	Controlled Entity

Turnover	Sales Revenue	Sales Revenue

Depreciation	Depreciation and depletion	Depreciation

Profit for the financial year (attributable profit)	Net income	Net profit attributable to members

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

KEY INFORMATION

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Set forth below is selected consolidated financial information for (i) the BHP Billiton Group, which reflects the combined operations of both the BHP Billiton Limited Group and the BHP Billiton Plc Group, (ii) the BHP Billiton Limited Group and (iii) the BHP Billiton Plc Group as a separate, stand-alone group. BHP Billiton Limited and BHP Billiton Plc each report as their primary financial statements under the requirements of the US Securities and Exchange Commission, the BHP Billiton Group’s consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom and presented in US dollars. These financial statements account for the dual listed company structure as a business combination and accordingly consolidate BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. The selected consolidated financial information for the BHP Billiton Limited Group has been derived from the BHP Billiton Limited Group Consolidated Financial Statements, presented in Australian dollars and prepared in accordance with accounting policies that are in compliance with Australian GAAP. The selected consolidated financial information for the BHP Billiton Plc Group on a stand-alone basis has been derived from the BHP Billiton Plc Group Consolidated Financial Statements, presented in US dollars and prepared in accordance with accounting policies that are in compliance with UK GAAP, except that these financial statements have been prepared as if the DLC merger has not occurred.

Under UK GAAP, the DLC structure has been accounted for as a merger (pooling of interests) in accordance with UK Financial Reporting Standard 6: Acquisitions and Mergers. Under Australian GAAP, the DLC structure has been accounted for as a combination in accordance with PN71: Financial Reporting by Australian Entities in Dual Listed Company Arrangements. Australian regulatory requirements do not allow the combination of the results of the BHP Billiton Limited Group with those of the BHP Billiton Plc Group for periods prior to June 29, 2001. Under US GAAP, the DLC structure is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group on June 29, 2001. In a merger or a combination, the assets, liabilities and equity of the BHP Billiton Plc Group and the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP and Australian GAAP. Under US GAAP, the reconciliation of shareholders’ equity includes the purchase adjustments required under US GAAP to recognize the BHP Billiton Plc Group assets and liabilities at their fair values, and to record goodwill.

BHP Billiton Limited’s independent chartered accountant in Australia for the two years ended June 30, 2001 was Arthur Andersen. On June 15, 2002, Arthur Andersen LLP, Arthur Andersen’s U.S. affiliated firm, was convicted by a jury in Houston, Texas on a single charge of obstructing justice in connection with its actions regarding Enron Corp. As of August 31, 2002, Arthur Andersen LLP has ceased to practice before the SEC. As a U.S. listed company, BHP Billiton Limited is required to file with the SEC annual financial statements audited by its independent certified public accountant. The SEC has said that it will continue accepting financial statements audited or reviewed by Arthur Andersen so long as Arthur Andersen is able to make certain representations to us. In connection with its audit of the BHP Billiton Limited financial statements for the two years ended June 30, 2001 and the revision to note 50 of such financial statements, which is dated March 22, 2002, included in this annual report, Arthur Andersen has made the representations to us that are required by the SEC. In the future, our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, or if Arthur Andersen becomes unable to make the required representations to us. Further, it is possible that events arising out of the indictment may adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen’s audit of our financial statements.

KEY INFORMATION

BHP Billiton Group

The selected consolidated financial information for the BHP Billiton Group set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the audited BHP Billiton Group Annual Financial Statements and the accompanying notes included in this annual report.

	Year ended June 30,
Consolidated Profit and Loss Account	2002		2001		2000
	(US$ millions except per share data)
Amounts in accordance with UK GAAP
Group turnover – total		15,906		17,789		17,415
Group turnover – from continuing operations		13,562		14,771		12,744
Profit before borrowing costs and taxation
- excluding exceptional items – total		3,468		3,873		3,194
- including exceptional items – total		3,256		2,785		2,434
- excluding exceptional items – from continuing operations		3,382		3,633		2,798
- including exceptional items – from continuing operations		3,170		2,567		2,191
Borrowing costs		(529)		(722)		(656)
Income tax expense		(990)		(811)		(251)
Net Profit before minority interests
- excluding exceptional items		1,981		2,214		1,764
- including exceptional items		1,737		1,252		1,527
Net Profit attributable to members
- excluding exceptional items		1,934		2,189		1,743
- including exceptional items		1,690		1,529		1,506

Dividends provided for or paid		784		754		788

Number of Ordinary Shares (millions)(a)
- at period end		6,044		6,023		5,817
- weighted average		6,029		5,944		5,725
- weighted average diluted		6,042		5,973		5,736

Per Ordinary Share:(a)
- Net profit attributable to members
Excluding exceptional items(c)
- Basic	US$	0.321	US$	0.368	US$	0.304
- Diluted	US$	0.321	US$	0.366	US$	0.304
Including exceptional items
- Basic	US$	0.280	US$	0.257	US$	0.263
- Diluted	US$	0.280	US$	0.256	US$	0.263
- Dividends provided for or paid – BHP Billiton Plc	US$	0.130	US$	0.120	US$	0.113
- Dividends provided for or paid – BHP Billiton Limited	US$	0.130	A$	0.247	A$	0.247

Amounts in accordance with US GAAP
Sales revenue – from continuing operations		13,552		8,100		7,467
Other income – from continuing operations		321		516		268
Operating income – from continuing operations		2,574		1,198		270
Net income – total		1,249		882		400
Net income – from continuing operations		1,513		746		257
Net (loss)/income – from discontinued operations		(264)		136		143
Per Ordinary Share(a):
Net income attributable to members
- Basic – from continuing operations	US$	0.251	US$	0.202	US$	0.070
- Diluted – from continuing operations	US$	0.251	US$	0.201	US$	0.070
- Basic – from discontinued operations	US$	(0.044)	US$	0.037	US$	0.039

KEY INFORMATION

	Year ended June 30,
Consolidated Profit and Loss Account	2002		2001		2000
	(US$ millions except per share data)
- Diluted – from discontinued operations	US$	(0.044)	US$	0.037	US$	0.039
- Basic – total	US$	0.207	US$	0.239	US$	0.109
- Diluted – total	US$	0.207	US$	0.238	US$	0.109
Per ADS:
Net income attributable to members
- Basic – total	US$	0.414	US$	0.478	US$	0.218
- Diluted – total	US$	0.414	US$	0.476	US$	0.218

	At June 30,
Balance Sheet	2002	2001	2000
	(US$ millions)
Amounts in accordance with UK GAAP
Total assets	29,552	28,028	27,335
Total non-current portion of interest bearing liabilities(b)	5,534	6,521	5,040
Contributed equity	4,895	4,791	5,356
Equity attributable to members	12,356	11,340	11,036

Amounts in accordance with US GAAP
Total assets – total	35,775	35,232	17,698
Total assets – of continuing operations	33,003	32,562	13,046
Total non-current portion of interest bearing liabilities – total	6,350	6,607	3,501
Total non-current portion of interest bearing liabilities – of continuing operations	6,296	6,544	3,412
Equity attributable to members	17,147	16,602	6,333

(a)
The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Plc and BHP Billiton Limited after deduction of the number of shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are the BHP Billiton Limited options and partly paid shares and the BHP Billiton Plc executive share awards.

(b)	Includes limited recourse finance and finance leases not repayable within 12 months.
(c)
Whilst the presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer to note 2 of the BHP Billiton Group’s financial statements for details of exceptional items that have been excluded.

KEY INFORMATION

BHP Billiton Limited Group

The selected consolidated financial information for the BHP Billiton Limited Group for the year ended June 30, 2001, the 13 months ended June 30, 2000 and the year ended May 31, 1999 and at June 30, 2001 and 2000 set forth below has been derived from the audited consolidated financial statements for the BHP Billiton Limited Group included in this annual report and should be read in conjunction with and is qualified in its entirety by reference to those financial statements, including the accompanying notes. The selected consolidated financial information for the BHP Billiton Limited Group for the year ended May 31, 1998 and at May 31, 1999 and 1998 set forth below has been derived from the audited consolidated financial statements of the BHP Billiton Limited Group, which are not included in this annual report.

Statement of Financial Performance

	Year ended June 30, 2001		13 months ended June 30, 2000(h)		Year ended May 31,
					1999		1998
	(A$ millions)		(A$ millions)		(A$ millions)
Amounts in accordance with Australian GAAP
Sales Revenue		20,698		21,506		19,229		21,189
Profit/(loss) from ordinary activities before taxation and borrowing costs		3,128		2,433		(1,413)		(274)
Borrowing costs		553		723		732		739
Income tax attributable to profit/(loss) from ordinary activities		1,066		117		164		518
Net profit/(loss)		1,509		1,593		(2,309)		(1,531)
Net profit/(loss) attributable to members of BHP Billiton Limited		2,007		1,627		(2,312)		(1,474)
Net profit/(loss), attributable to members of BHP Billiton Limited, of continuing operations		2,007		1,627		(2,312)		(1,474)
Dividends provided for or paid(a)		912		903		884		866
Number of ordinary shares:(b)
- at period end		3,704		3,679		3,599		3,521
- weighted average		3,689		3,653		3,577		3,492
- weighted average diluted		3,767		3,753		3,577		3,492
Per Ordinary Share:(b)(c)(d)
- Net profit/(loss) attributable to members of BHP Billiton Limited
- Basic	A$	0.544	A$	0.445	A$	(0.646)	A$	(0.422)
- Diluted	A$	0.539	A$	0.441	A$	(0.646)	A$	(0.422)
- Net profit/(loss), attributable to members of BHP Billiton Limited, of continuing operations
- Basic	A$	0.544	A$	0.445	A$	(0.646)	A$	(0.422)
- Diluted	A$	0.539	A$	0.441	A$	(0.646)	A$	(0.422)
- Dividends provided for or paid
- A$ per share – as declared	A$	0.510	A$	0.510	A$	0.510	A$	0.510
- US$ per share – as declared	US$	0.260	US$	0.305	US$	0.333	US$	0.319
- A$ per share – as declared, adjusted for the bonus issue	A$	0.247	A$	0.247	A$	0.247	A$	0.247
- US$ per share – as declared, adjusted for the bonus issue	US$	0.126	US$	0.147	US$	0.161	US$	0.155
Per ADS:(c)(d)(e)
- Net profit/(loss) attributable to members of BHP Billiton Limited
- Basic	A$	1.088	A$	0.890	A$	(1.292)	A$	(0.844)
- Diluted	A$	1.078	A$	0.882	A$	(1.292)	A$	(0.844)

KEY INFORMATION

	Year ended June 30, 2001		13 months ended June 30, 2000(h)		Year ended May 31,
					1999		1998
	(A$ millions)
- Net profit/(loss), attributable to members of BHP Billiton Limited, of continuing operations
- Basic	A$	1.088	A$	0.890	A$	(1.292)	A$	(0.844)
- Diluted	A$	1.078	A$	0.882	A$	(1.292)	A$	(0.844)
- Dividends provided for or paid
- A$ per ADS – as declared	A$	1.020	A$	1.020	A$	1.020	A$	1.020
- US$ per ADS – as declared	US$	0.520	US$	0.610	US$	0.666	US$	0.638
- A$ per ADS – as declared, adjusted for the bonus issue	A$	0.494	A$	0.494	A$	0.494	A$	0.494
- US$ per ADS – as declared, adjusted for the bonus issue	US$	0.252	US$	0.294	US$	0.322	US$	0.310

Amounts in accordance with US GAAP
Sales Revenue		20,698		21,506		19,229		21,189
- Net profit/(loss) attributable to members of BHP Billiton Limited		1,557		911		(1,870)		(586)
Per Ordinary Share:(b)(c)
Net profit/(loss) attributable to members of BHP Billiton Limited
- Basic	A$	0.422	A$	0.249	A$	(0.523)	A$	(0.168)
- Diluted	A$	0.420	A$	0.249	A$	(0.523)	A$	(0.168)
- Dividends provided for or paid
- A$ per share – as declared	A$	0.510	A$	0.510	A$	0.510	A$	0.510
- US$ per share – as declared	US$	0.260	US$	0.305	US$	0.333	US$	0.319
- A$ per share – as declared, adjusted for the bonus issue	A$	0.247	A$	0.247	A$	0.247	A$	0.247
- US$ per share – as declared, adjusted for the bonus issue	US$	0.126	US$	0.147	US$	0.161	US$	0.155
Per ADS:(c)(d)(e)
- Net profit/(loss) attributable to members of BHP Billiton Limited
- Basic	A$	0.844	A$	0.498	A$	(1.046)	A$	(0.336)
- Diluted	A$	0.840	A$	0.498	A$	(1.046)	A$	(0.336)
- Dividends provided for or paid
- A$ per ADS – as declared	A$	1.020	A$	1.020	A$	1.020	A$	1.020
- US$ per ADS – as declared	US$	0.520	US$	0.610	US$	0.666	US$	0.638
- A$ per ADS – as declared, adjusted for the bonus issue	A$	0.494	A$	0.494	A$	0.494	A$	0.494
- US$ per ADS – as declared, adjusted for the bonus issue	US$	0.252	US$	0.294	US$	0.322	US$	0.310

KEY INFORMATION

Statement of Financial Position

	At June 30,		At May 31
	2001	2000(h)	1999	1998
	(A$ millions)
Amounts in accordance with Australian GAAP
Total assets	29,187	29,344	31,487	37,082
Total non-current portion of interest bearing liabilities(f)	6,138	5,830	9,942	12,738
Contributed equity(g)	6,013	7,093	6,533	8,269
Equity attributable to members of BHP Billiton Limited	11,004	10,353	8,646	11,585

Amounts in accordance with US GAAP
Total assets	66,965	29,472	32,679	37,846
Total non-current portion of interest bearing liabilities(f)	13,097	5,830	9,942	12,738
Equity attributable to members	32,859	10,546	10,000	12,526

(a)	Includes equivalent dividends for Bonus Share Plan participation.
(b)	Comparative data has been adjusted to take into account the bonus share issue effective July 5, 2001.
(c)	All amounts are adjusted for stock dividends during the periods indicated.
(d)	Based on the weighted average number of shares on issue calculated as if the shares previously held by Beswick Pty Ltd were treated as treasury stock.
(e)	Assumes that, for the periods indicated, each ADS represents two Ordinary Shares.
(f)	Includes non-recourse finance and finance leases not repayable within 12 months.
(g)	Includes amounts held in the share premium reserve prior to the abolishment of par values on July 1, 1998.
(h)
Directors announced on December 17, 1999 that the financial year end for the BHP Billiton Limited Group would change from May 31 to June 30 with effect from June 30, 2000. Pursuant to Section 340 of the Australian Corporations Act, the Australian Securities and Investments Commission granted relief from the requirements of paragraph 323D(2)(b) of such Act permitting BHP Billiton Limited to change its financial period end and adopt a transitional 13 month financial year of June 1, 1999 to June 30, 2000. Additional transitional reporting information in relation to the one month ended June 30, 1999 and the 12 months ended June 30, 2000 is included in Note 52 to BHP Billiton Limited’s Annual Report for the year ended June 30, 2001.

KEY INFORMATION

BHP Billiton Plc Group

The selected consolidated financial information for the BHP Billiton Plc Group for the period July 1, 2000 to June 28, 2001 and the two years ended June 30, 2000 set forth below has been derived from the audited consolidated financial statements for the BHP Billiton Plc Group included in this annual report and should be read in conjunction with, and is qualified in its entirety by reference to, those financial statements, including the accompanying notes. The selected consolidated financial information for the BHP Billiton Plc Group for the year ended June 30, 1998 set forth below has been derived from the audited consolidated financial statements of the BHP Billiton Plc Group, which are not included in this annual report.

	Period ended June 28, 2001		Year ended June 30,
			2000		1999		1998
	(US$ millions)
Consolidated Profit and Loss Account

Amounts in Accordance with UK GAAP
Group turnover		7,333		5,550		5,174		6,060
Profit from ordinary activities before taxation and borrowing costs
- excluding exceptional items		1,338		987		736		1,036
- including exceptional items		1,198		987		736		1,036
Borrowing costs		(315)		(157)		(163)		(213)
Income tax attributable to profit from ordinary activities		(311)		(223)		(143)		(263)
Income tax attributable to exceptional items		15		—		—		—
Net profit before minority interest
- excluding exceptional items		706		607		430		560
- including exceptional items		587		607		430		560
Net profit attributable to members of BHP Billiton Plc
- excluding exceptional items		693		566		382		429
- including exceptional items		608		566		382		429
Dividends provided for or paid		278		232		218		225
Number of Ordinary Shares (millions)
- at period end		2,319		2,138		2,136		2,138
- weighted average		2,255		2,076		2,108		2,105
- weighted average diluted		2,269		2,076		2,108		2,105
Per Ordinary Share(a):
- Net profit attributable to members of BHP Billiton Plc
Excluding exceptionals(b)
- Basic	US$	0.307	US$	0.273	US$	0.181	US$	0.204
- Diluted	US$	0.305	US$	0.273	US$	0.181	US$	0.204
Including exceptionals
- Basic	US$	0.270	US$	0.273	US$	0.181	US$	0.204
- Diluted	US$	0.268	US$	0.273	US$	0.181	US$	0.204
Dividends provided for or paid
- US$ per share – as declared	US$	0.120	US$	0.113	US$	0.105	US$	0.105

Amounts in Accordance with US GAAP

Sales revenue		7,333		5,550		5,174		6,060

KEY INFORMATION

	Period ended June 28, 2001		Year ended June 30,
			2000		1999		1998
Profit from ordinary activities before taxation and borrowing costs		988		927		675		1,000
Net profits, attributable to members of BHP Billiton Plc		482		528		341		433
Per Ordinary Share:
- Net profit, attributable to members
- Basic	US$	0.214		$0.254		$0.162		$0.206
- Diluted	US$	0.212		$0.254		$0.162		$0.206
Dividends provided for or paid
- US$ per share – as declared	US$	0.120	US$	0.113	US$	0.105	US$	0.105

(a)	Based upon the weighted average number of shares on issue.
(b)
While the presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer to note 2 of the BHP Billiton Group’s financial statements for details of exceptional items that have been excluded.

KEY INFORMATION

Exchange Rates

The BHP Billiton Group publishes its consolidated financial statements in US dollars. The financial statements of the BHP Billiton Limited Group included in this annual report are published in Australian dollars. The financial statements of the BHP Billiton Plc Group included in this annual report are published in US dollars.

In this annual report, unless otherwise specified or the context otherwise requires, references to “US$” or “US dollars” are to United States dollars, references to “A$” are to Australian dollars. For the convenience of the reader, this annual report contains translations of certain Australian dollar amounts into US dollars at the rate or rates indicated. We have translated Australian dollars into US dollars at the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). The noon buying rate on December 20, 2002 was A$1.00 = US$0.5618. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated.

The following table sets forth exchange rate information expressed in terms of US$ at the noon buying rate for A$1.00.

Year ended June 30,	At Period End	Average Rate(1)	High	Low
1998	0.6208	0.6809	0.7537	0.5867
1999	0.6611	0.6273	0.6712	0.5550
2000	0.5971	0.6284	0.6703	0.5685
2001	0.5100	0.5320	0.5996	0.4828
2002	0.5628	0.5240	0.5748	0.4841
June 2002			0.5748	0.5583
July 2002			0.5688	0.5370
August 2002			0.5534	0.5280
September 2002			0.5518	0.5419
October 2002			0.5585	0.5422
November 2002			0.5660	0.5563
December 2002 (to December 20, 2002)			0.5660	0.5589

(1)	The average of the noon buying rates on the last day of each full month during the period.

KEY INFORMATION

B. Capitalization and Indebtedness

BHP Billiton Group capitalization at June 30, 2002

The following tables set out the capitalization of the BHP Billiton Group at June 30, 2002 in accordance with UK GAAP and US GAAP.

There has been no material change in short and long-term debt and no reduction in shareholders funds since June 30, 2002 except for €750 million of notes which were issued by BHP Billiton in October 2002 from its US$1.5 billion European Medium Term Note Programme and the demerger of BHP Steel in July 2002 which will reduce shareholders funds by an estimated US$1,576 million—refer to note 3 to the BHP Billiton Group Annual Financial Statements. The notes will mature in October 2007 and the proceeds from the issue were used by BHP Billiton to repay short-term debt and for general corporate purposes.

At June 30, 2002
Actual
(in US$ millions unaudited)
Amounts in Accordance with UK GAAP

Short-term debt	2,787

Long-term debt
Unsecured	5,087
Secured	447

Total long-term debt	5,534

Shareholders’ funds
Share capital(1)
- BHP Billiton Limited	3,143
- BHP Billiton Plc	1,752
Profit and loss account	7,461

Total shareholders’ funds	12,356

Total capitalization	20,677

Amounts in Accordance with US GAAP

Short-term debt	1,797

Long-term debt
Unsecured	5,903
Secured	447

Total long-term debt	6,350

Shareholders’ funds
Share capital(1)
- BHP Billiton Limited	2,515
- BHP Billiton Plc	7,449
Other equity items	224
Retained profits	6,959

Total shareholders’ funds	17,147

Total capitalization	25,294

(1)	The amount of issued capital yet to be paid at June 30, 2002 was US$21 million for BHP Billiton Limited and nil for BHP Billiton Plc.

KEY INFORMATION

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We believe that, because of the international scope of our operations and the industries in which we are engaged, numerous factors have an effect on our results and operations. The following describes the material risks that could affect us.

Fluctuations in commodity prices may negatively impact the BHP Billiton Group’s results

The prices we obtain for our oil, gas, minerals and other commodities are determined by, or linked to, prices in world markets, which have historically been subject to substantial variations because of fluctuations in supply and demand. We expect that volatility in prices for most of our commodities will continue for the foreseeable future. This volatility creates the risk that our operating results will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

Our profits may be negatively affected by currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate. Fluctuations in the exchange rate of those currencies may have a significant impact on our financial results. The US dollar is the currency in which the majority of our sales are denominated. Operating costs are influenced by the currencies of those countries where our mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian dollar, South African rand and US dollar are the most important currencies influencing our operating costs. Given the dominant role of the US currency in our affairs, the US dollar is the currency in which the BHP Billiton Group measures its financial performance. It is also the natural currency for borrowing and for holding surplus cash. An exception to this is our borrowings denominated in South African rand, which at June 30, 2002 was 5% of our total debt on a UK GAAP basis. This view-based strategy is based on the historical depreciation of the South African rand against the US dollar and the interest rate differential between the two currencies. We do not generally believe that active currency hedging provides long-term benefits to our shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits established by our Boards. Therefore, in any particular year, currency fluctuations may have a significant impact on our financial results.

Our losses due to legacy foreign currency hedging amounted to US$331 million for the year ended June 30, 2002, compared to losses of US$360 million and US$175 million in the years ended June 30, 2001 and 2000, respectively.

Failure to discover new reserves or enhance existing reserves could negatively effect the BHP Billiton Group’s results and financial condition

Because a substantial portion of our revenues and profits are related to our oil and gas and minerals operations, our results and financial conditions are directly related to the success of our exploration efforts and our ability to replace existing reserves. A failure in our ability to discover new reserves or enhance existing reserves in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results and financial conditions.

KEY INFORMATION

We may have fewer mineral reserves than our estimates indicate

Our reserves estimations may change substantially if new information subsequently becomes available. Fluctuations in the price of commodities, variation in production costs or different recovery rates may ultimately result in our estimated reserves being revised. If such a revision were to indicate a substantial reduction in proven or probable reserves at one or more of our major projects, it could negatively affect our results, financial condition and prospects.

Compliance with health, safety and environment regulations may impose burdensome costs

The nature of the industries in which we operate means that our activities are highly regulated by health, safety and environmental laws. As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses. The December 1997 Kyoto Protocol established a set of emission targets for developed countries ratifying the Protocol. It is uncertain at this stage how the Kyoto Protocol will effect our operations and our customers. There is a risk that the Kyoto Protocol may negatively impact our operations and our financial results. We may also be exposed to increased operational costs due to the costs and lost worker’s time associated with the HIV/AIDS infection rate of our Southern African workforce. These compliance costs, litigation expenses, remediation expenses and operational costs could negatively affect our financial results.

Land tenure disputes may negatively impact the BHP Billiton Group’s operations

We operate in several countries where ownership of land is uncertain, and where disputes may arise in relation to ownership. These disputes cannot always be predicted, and hence there is a risk that this may cause disruption to some of our mining projects and prevent our development of new projects.

In Australia, the Native Title Act 1993 provides for the establishment and recognition of native title under certain circumstances. Like land ownership disputes, native title could materially and adversely affect new projects of the BHP Billiton Group.

In South Africa, the Extension of Security of Tenure Act (1997) prevents evictions from taking place in the absence of a court order. Occupiers who reside on the owner’s land, with the requisite consent of the owner, have rights to remain in occupation unless they breach their statutory obligations as occupiers. A process exists for long-term occupiers to enjoy life long tenure. However, the legislation provides for the option of provision of suitable alternative land for occupation. Furthermore, the Restitution of Land Rights Act (1994) permits dispossessed communities to reclaim land but only where such dispossession occurred after 1913 and as a consequence of a discriminatory practice or law. Both these Acts could materially and adversely effect new projects of the BHP Billiton Group.

Actions by governments in the countries in which we operate could have a negative impact on our operations and results

Our operations could be adversely affected by government actions such as controls on imports, exports and prices, new forms of taxation, and increased government regulation in the countries in which we operate or service customers.

Additional risks associated with emerging markets may negatively impact some of the BHP Billiton Group’s operations

We operate in emerging markets which may involve additional risks that could have an adverse impact upon the profitability of an operation. Such risks could include civil unrest, nationalization, re-negotiation or nullification of existing contracts, leases, permits or other agreements, and changes in laws and policy as well as other unforeseeable risks. If one or more of these risks occurs at one of our major projects, it could have a negative affect on our operating results or financial condition.

KEY INFORMATION

We may not be able to integrate successfully our acquired businesses

We have grown our business in part through acquisitions. There are numerous risks encountered in business combinations and we may not be able to successfully integrate acquired businesses or generate the cost savings and synergies anticipated, which could negatively affect our financial condition and results of operations.

The BHP Billiton Group may not recover its investments in exploration and new mining and oil and gas projects

There is a risk that we will not be able to recoup the funds we spend identifying new mining and oil and gas properties through our exploration program. Increasing requirements relating to regulatory, environmental and social approvals can potentially result in significant delays in construction and may adversely impact upon the economics of new mining and oil and gas properties, the expansion of existing operations and our results of operations.

Since BHP Billiton Limited and BHP Billiton Plc reside outside the United States and a substantial portion of their assets is located outside the United States, there is a risk that service of process, enforcement of judgments and bringing of original actions will be more difficult.

BHP Billiton Limited is a corporation organized under the laws of the State of Victoria, Australia. BHP Billiton Plc is a public limited company incorporated under the laws of England and Wales. Substantially all the directors and officers of these companies, and some of the experts named in this document, reside outside the United States, principally in Australia. A substantial portion of the assets of these companies, and the assets of the directors, officers and experts, is located outside the United States. Therefore, you may not be able to effect service of process within the United States upon these companies or persons so that you may enforce judgments of United States courts against them based on the civil liability provisions of the United States federal securities laws. In addition, you may have difficulty bringing an original action in an Australian or UK court to enforce liabilities against us or any person based on US federal securities laws.

INFORMATION ON THE COMPANY

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of BHP Billiton

Background

We are one of the world’s largest diversified resources groups with a combined market capitalization of approximately US$32.9 billion as of June 30, 2002 and combined revenues of approximately US$17.8 billion for the year ended June 30, 2002. We hold industry leader or near-leader positions in a range of products, including:

•	world’s largest exporter of energy coal;

•	world’s largest exporter of metallurgical coal for the steel industry;

•	world’s third largest producer of iron ore;

•	world’s third largest producer of copper;

•	Western world’s fourth largest producer of primary aluminium; and

•	world’s largest producer of manganese, chrome and ferroalloys.

We also have substantial interests in oil, gas, liquefied natural gas, nickel, diamonds, silver and titanium minerals.

On March 19, 2001, we announced that the Directors of BHP Limited and Billiton Plc had agreed to form a Dual Listed Companies structure, to establish a diversified global resource group, to be called BHP Billiton. The implementation of the DLC structure was completed on June 29, 2001. BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc.

BHP Billiton Limited and BHP Billiton Plc are now run by a unified Board and management team, with headquarters in Melbourne, Australia, and with a significant corporate management center in London. The existing primary listings on the London and Australian stock exchanges continue to be maintained, as is the secondary listing of BHP Billiton Plc on the Johannesburg and Paris stock exchanges and an American Depositary Receipt listing of BHP Billiton Limited on the New York Stock Exchange.

If either BHP Billiton Limited or BHP Billiton Plc proposes to pay a dividend to its shareholders, then the other company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either company is prohibited by law, or is otherwise unable to declare, pay or otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Limited or BHP Billiton Plc will, so far as is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both companies to pay dividends as nearly as practicable at the same time.

The shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions on matters affecting the combined group through a procedure in which the shareholders of both companies have equal voting rights per share. Accordingly, shareholders of BHP Billiton Limited and BHP Billiton Plc effectively have an interest in a single group combining all of the assets of both companies with a unified Board of Directors and management. Should any future corporate action benefit shareholders in only one of the two companies, an appropriate action will be taken to ensure parity between BHP Billiton Limited and BHP Billiton Plc shares.

INFORMATION ON THE COMPANY

We have grouped our major operating assets into the following customer sector groups:

•	Aluminium (aluminium and alumina);

•	Base Metals (copper, silver, zinc and lead);

•	Carbon Steel Materials (metallurgical coal, iron ore and manganese);

•	Stainless Steel Materials (chrome, nickel and ferroalloys);

•	Energy Coal (energy coal);

•	Diamonds and Specialty Products; and

•	Petroleum (oil, gas and liquefied natural gas).

The table below sets forth the contribution to combined turnover and profit (before tax) of each of these customer sector groups for the three years ended June 30, 2002.

	Turnover			Profit before tax
	Year ended June 30,			Year ended June 30,
	2002	2001	2000	2002	2001	2000
	(US$ millions)
Group including share of joint ventures and associates
Aluminium	2,857	2,971	2,357	492	523	438
Base metals(1)	1,821	1,719	1,933	200	462	465
Carbon steel materials	3,306	3,349	2,826	1,084	918	548
Stainless steel materials(1)	868	994	1,156	3	72	204
Energy coal	1,919	1,982	1,597	536	382	137
Diamonds and Specialty Products	1,480	1,318	500	272	188	167
Petroleum	2,815	3,361	2,971	1,073	1,407	1,061
Steel	2,785	3,760	5,393	101	270	402
Group and unallocated(1)	495	209	329	(573)	(595)	(395)
Exceptional Items	—	—	—	(212)	(1,088)	(760)
Net interest	—	—	—	(249)	(476)	(489)
Intersegment	(568)	(584)	(660)	—	—	—

Total	17,778	19,079	18,402	2,727	2,063	1,778

(1)
A new segment, Diamonds and Specialty Products, has been created encompassing Diamonds, Titanium Minerals, Integris (metals distribution) and Exploration and Technology. This new segment reflects management responsibility for these businesses. As a consequence, the former Exploration, Technology and New Business and Other Activities segments ceased to exist and any remaining portions have been included in Group and Unallocated Items. In addition, HBI Venezuela and Ok Tedi, previously reported in Carbon Steel Materials and Base Metals, respectively, are now included in Group and Unallocated Items and Columbus Stainless Steel, previously reported in Other Activities, is now included in Stainless Steel Materials. Comparatives have been restated accordingly.

INFORMATION ON THE COMPANY

The table below sets forth the contribution to combined turnover and net profit (before tax and net interest) by geographic origin for the three years ended June 30, 2002.

	Turnover			Profit before tax and net interest
	Year ended June 30,			Year ended June 30,
	2002	2001	2000	2002	2001	2000
	(US$ millions)
Geographic origin

Australia	7,729	8,254	8,499	1,680	1,619	700
Europe	2,080	1,987	1,147	130	194	268
North America	2,351	2,126	1,875	43	117	68
South America	2,255	2,350	2,078	301	444	644
Southern Africa	2,696	3,107	3,319	712	498	483
Rest of World	667	1,255	1,484	110	(333)	104

Total	17,778	19,079	18,402	2,976	2,539	2,267

The table below sets forth the analysis of combined turnover by geographic market for the three years ended June 30, 2002.

	Turnover
	Year ended June 30,
	2002	2001	2000
	(US$ millions)
Geographic market

Australia	2,957	3,091	4,078
Europe	4,407	4,302	3,291
Japan	2,095	2,565	2,319
South Korea	1,110	976	1,021
Other Asia	2,158	2,317	2,083
North America	2,735	3,057	2,862
Southern Africa	1,239	1,159	1,337
Rest of World	1,077	1,612	1,411

Total	17,778	19,079	18,402

Contractual commitments for capital expenditure outstanding at June 30, 2002 amounted to US$1.6 billion. These commitments relate mainly to Petroleum in connection with developments in Algeria (US$0.3 billion), Gulf of Mexico (US$0.2 billion), North West Shelf (US$0.1 billion), and Minerva (US$0.1 billion); Aluminium in connection with Hillside 3 (US$0.2 billion) and Mozal II (US$0.1 billion); Base Metals in connection with Escondida Phase IV (US$0.1 billion); Energy coal in connection with Mount Arthur North (US$0.1 billion); and Carbon Steel Materials in relation to Mining Area C (US$0.1 billion). Of the total of US$1.6 billion, US$1.3 billion is expected to be expended in the year ending June 30, 2003. We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from external sources.

INFORMATION ON THE COMPANY

Capital expenditures and financial investment totalled US$2,621 million in 2001-2002, a US$1,014 million decrease compared with 2000-2001. Expenditure on growth projects amounted to US$1,590 million, including Escondida Phase IV, the ROD oil and Ohanet wet gas projects in Algeria, Mozal II and Petroleum projects in the Gulf of Mexico. Maintenance capital expenditure was US$891 million. Exploration expenditure was US$390 million, an increase of US$49 million, compared with 2000-2001.

During 2001-2002, we committed approximately US$2.5 billion to new growth projects, including: US$790 million on Gulf of Mexico oil and gas developments (Maddog, Atlantis and the transportation system); US$123 million on the Minerva gas field and US$50 million on the Bream Gas Pipeline (Petroleum); US$449 million on the Hillside 3 expansion (Aluminium); US$411 million on Mount Arthur North (Energy Coal); US$480 million on the Mining Area C and Port Capacity expansion projects and US$170 million on the Dendrobium metallurgical coal mine (Carbon Steel Materials).

The ore reserves tabulated in this annual report are all held within existing, fully permitted mining tenements. The BHP Billiton Group’s minerals leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules. Ore reserves are presented in the accompanying tables subdivided for each of the Customer Sector Groups.

All of the ore reserve figures presented are reported in 100% terms, and represent estimates at June 30, 2002. All tonnes and grade information has been estimated more precisely than the rounded numbers that are reported, hence small differences may be present in the totals.

As the reported reserves contained in this annual report have been reported based on historical average commodity prices in accordance with Industry Guide 7, they differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code), which comtemplates the use of reasonable investment assumptions in calculating reserve estimates.

Reserves are estimated based on prices reflecting current economic conditions determined by reference to the three year historical average for each commodity. The prices used to estimate the reserves contained in this annual report are as follows:

Price
Copper	$0.75/lb
Zinc	$0.45/lb
Nickel	$2.92/lb
Aluminium (used for Alumina)	$1,477/t
Silver	$4.45/oz
Lead	$0.22/lb

B. Business Overview

Aluminium

Our Aluminium customer sector group is principally involved in the production of aluminium and alumina. The map below sets forth the geographic locations of our key aluminium assets.

INFORMATION ON THE COMPANY

Hillside

We own the Hillside aluminium smelter, which we commissioned between July 1995 and June 1996. Hillside is located in Richards Bay, 200 kilometers north of Durban, KwaZulu-Natal, South Africa. Hillside currently produces approximately 500,000 tonnes of aluminium per year using the Aluminium Pechiney AP30 technology. In February 2002, the Board of Directors approved an increase in Hillside’s production capacity by adding a third (half-size) potline, which is expected to add a further 132,000 tonnes per annum of primary aluminium capacity. The cost of this expansion is estimated at US$449 million with full production expected for mid-2004.

We mostly produce primary aluminium. We sell most of our primary aluminium in standard ingot form, principally to export markets in the Far East, Northern Europe and the United States. We also sell aluminium in liquid metal form to our Bayside operations, which casts it into products for the manufacture of aluminium value-added products such as alloy wheels.

We own all of Hillside’s property, plant and equipment, including the land on which it is located. In addition, we own silos, buildings and overland conveyors at Richards Bay Port which sit on leased land. Our lease is for ten years, which expires in 2009 and we have extension options. We have to reline the pots we use in our reduction process every five to six years. Our first relining cycle at Hillside is complete.

The principal raw materials required for our aluminium production operations at Hillside are alumina, petroleum coke, liquid pitch and electricity. Alumina requirements are sourced 50% from our Worsley business and 50% from Alcoa. We import approximately 195,000 tonnes per year of calcined petroleum coke from American suppliers and approximately 45,000 tonnes of liquid pitch each year primarily from Deza and D.C. Chemicals. We purchase our electricity from Eskom, the local state-owned power generation company under a long-term contract with pricing linked to the aluminium price on the London Metal Exchange.

Bayside

We own the Bayside aluminium smelter, which was commissioned in 1971. Bayside is located at Richards Bay, KwaZulu Natal, South Africa. Bayside currently produces approximately 180,000 tonnes of aluminium per year. We are currently upgrading our smelter to bring its air emissions within our permit limits set for 2003. We expect this upgrade will be completed by June 2003. The smelter uses Alusuisse pre-bake and Soderberg self-bake technologies.

We generate approximately 85% of our sales revenue from the domestic market, which consists of South Africa and the surrounding countries. Our main products include wheel rim alloy, for use in the manufacturing of vehicle rims, extrusion billets, for use in the building industry, rods, for use mainly as electrical cables, and rolling ingot, for use mainly in the production of aluminium sheeting.

The principal raw materials required for our aluminium production at Bayside are alumina, petroleum coke, liquid pitch and electricity. Our alumina is sourced approximately 50% from Worsley and 50% from Alcoa. We purchase approximately 70,000 tonnes per year of calcined petroleum coke from American suppliers. We purchase most of our liquid pitch requirements from Suprachem (Pty) Ltd and we purchase our electricity from Eskom under a power supply agreement which links the cost of electricity to the aluminium price on the London Metal Exchange.

Mozal

We own a 47% interest in the Mozal aluminium smelter, which was commissioned in June 2000. The remaining interest in Mozal is owned by Mitsubishi, which owns a 25% interest, Industrial Development Company of South Africa Limited, which owns a 24% interest, and the government of Mozambique, which owns a 4% interest. The smelter is located in southern Mozambique, on the east coast of Southern Africa, 17 kilometers from Maputo. It is located approximately 5 kilometers from the nearest port facilities. The smelter uses the Aluminium Pechiney AP30 technology.

INFORMATION ON THE COMPANY

Mozal produced its first metal in June 2000 and has a nameplate design capacity of 250,000 tonnes per year. Our share of production for 2001-2002 was 127,000 tonnes. The joint venture has approved an increase in Mozal’s production capacity by adding a second potline, which is expected to double Mozal’s production capacity. The cost of this expansion is estimated at US$860 million. Under the project agreements relating to this expansion, it is intended that the ownership interest in this expansion will remain the same as the current ownership in Mozal.

The joint venture produces standard ingot. Based on our ownership interest, we are allocated 47% of Mozal’s total production. We export most of our share of Mozal’s production to Europe.

The principal raw materials required for the aluminium production operations at Mozal are alumina, petroleum coke, liquid pitch and electricity. We furnish approximately 480,000 tonnes of alumina per year to Mozal, which represents its entire alumina requirements. We purchase most of our petroleum coke requirements from American suppliers. The joint venture purchases its electricity from the South African grid from Motraco, a joint venture between Elecricidade de Mozambique, Eskom and the Swaziland Electricity Board, under a power supply agreement which in the first 12 years is at a fixed tariff and thereafter is linked to the aluminium price on the London Metal Exchange.

Worsley

We increased our interest in the Worsley joint venture from 30% to 86% in January 2001. The Worsley joint venture is an integrated bauxite mining and alumina refining operation located in Western Australia. The other participants in the venture are Nissho Iwai Alumina Pty. Limited, which owns a 4% interest, and Kobe Alumina Associates (Australia) Pty Limited, which owns a 10% interest. The refinery is located approximately 55 kilometers southwest of Bunbury and the bauxite mining operation is linked to the refinery via a 51 kilometers overland conveyor.

The mine produces approximately 11 million tonnes of bauxite per year from extensive near surface deposits. The venture operates its mine on a 2,600 square kilometer mining lease. The joint venture was granted an initial 21-year lease by the government of Western Australia in 1983, with two 21-year renewal options. The joint venture may also benefit from a third 21-year renewal under renegotiated terms. At current production rates, the venture expects the mining life of the reserves at Worsley to be approximately 30 years.

The refinery, utilizing the Bayer process, currently produces approximately 3.1 million tonnes of alumina per year, having reached this design output in April 2001 following the completion of a major expansion. The joint venture produces mostly metallurgical grade alumina, which is used as feedstock for aluminium smelting. Our share of alumina production at the refinery is approximately 2.7 million tonnes per year. Our alumina is railed to a shared berth facility at the port of Bunbury, and dispatched from there by ship directly to end-use customers.

The principal raw materials required for alumina production at Worsley, apart from bauxite, are caustic soda and coal for the power station. We currently source our caustic soda requirements from the Middle East and Japan. Supply agreements are usually negotiated for periods of two to three years, with pricing linked to industry published data as opposed to fixed prices. The power and steam needed by the refinery is provided by a venture owned onsite coal fired power station and a non-venture owned onsite gas fired power station. Coal for the power station is supplied from the nearby Collie colliery under a medium term contract at competitive rates.

Suriname

We own a 76% interest in a mining joint venture with Suriname Aluminium Company, L.L.C. (Suralco), a subsidiary of Alcoa. We are the operator of the joint venture. We also own a 45% interest in a refining joint venture with Suralco, in which Suralco is the operator. Both are unincorporated joint ventures.

The mining joint venture exploits the Lelydorp deposit, an open pit mine located in the coastal plain of Suriname, approximately 25 kilometers south of Paramaribo. The mining joint venture produces metallurgical grade bauxite, which is

INFORMATION ON THE COMPANY

processed by the refining joint venture’s alumina plant at Paranam, located 17 kilometers east of the Lelydorp III mine. The Lelydorp deposit has a nominal production capacity of 2.25 million tonnes per annum. The refining joint venture owns and operates port facilities located at Paranam, at the Suriname River. Alumina exports take place from the Paranam port.

Suralco holds the exploitation license to the Lelydorp III mine, and has made it available to the mining joint venture. The Lelydorp III bauxite reserves are expected to be depleted by 2007. We hold exploitation licenses with respect to the Para and Kankantrie deposits. These deposits are being reevaluated as the bauxite remnants at these earlier mined deposits could potentially provide additional bauxite supply to the refinery. In addition to these exploitation licenses, we hold title to 70,123 acres of terrain under three exploration licenses. Our exploration licenses expired in 2001. An extension has been filed with the relevant authorities and we are awaiting approval. In the meantime, exploration is continuing. We hold an option on two two-year renewals of these licenses provided the terrain is reduced by 25% for each two-year period and that our planned exploration expenditures are met.

The mining joint venture completed its engineering study and development plans for Lelydorp III in 1993, after which time it started developing the mine. The development was completed in 1997. The mining joint venture’s stripping and mining equipment, excavator and conveying system and dragline are all in good condition. The stripping equipment is powered by electricity. Suralco supplies the mine with electricity.

The refining joint venture’s alumina plant is a low temperature plant which uses standard Bayer plant technology. We deliver our share of the mining joint venture bauxite to the refinery and Suralco supplements its share of the mining joint venture bauxite, with material from its own mine in eastern Suriname. The refinery produces approximately 1.9 million tonnes of alumina per year. Our share was 850,000 tonnes in 2001–2002.

All alumina produced is exported to Europe. The refinery has three thermal generators, which provide the steam necessary for the process and the electricity supplementary to the hydro electric energy provided by Suralco. The generators are run on fuel oil supplied by the local state oil company. Caustic soda used in the refinery process is imported from the United States.

Alumar

The Alumar Consortium (Alumar) is an unincorporated joint venture comprised of an alumina refinery, an aluminium smelter and support facilities. We own a 46.3% interest in the aluminium smelter and Alcoa Aluminio S.A. (Alcoa) owns the remaining 53.7%. We own a 36% interest in the alumina refinery, an affiliate of Alcan Aluminium Limited (Alcan) owns 10%, Alcoa owns 35.1% and Abalco S.A. (owned 60% by Alcoa and 40% by WMC Limited) owns the remaining 18.9% . The alumina and aluminium plants are integrated, located in the industrial district of São Luís, the capital of the state of Maranhão, in northern Brazil.

Total annual smelter production, using Alcoa technology, is approximately 370,000 tonnes of aluminium per year. Alumina arrives by conveyor from the adjoining refinery and electricity generated at the Tucuruí hydroelectric dam arrives via two transmission lines. We purchase our electric power requirements from Central Electricas de Norte under a long-term contract that will expire in 2004. Most of the production is standard ingots and we sell a quarter of our share of the ingots to domestic customers with the balance sold on the export market.

The refinery began production in 1984. Subsequently it has been expanded several times. Total production has now reached approximately 1.3 million tonnes per year. The required raw materials, caustic soda, coal, and bauxite, are delivered by ship to the Alumar port. Our share of the alumina is allocated to the Alumar smelter and to the Valesul smelter. Approximately 10% of our production share is sold on the export market.

We own 14.8% of Mineracao Rio Norte S.A. (MRN), a Brazilian mining company jointly owned by affiliates of Alcoa, Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce (CVRD) and Norsk Hydro. MRN was incorporated and began its operations in 1967. MRN extracts, processes and supplies bauxite to the Alumar refinery under

INFORMATION ON THE COMPANY

a long-term contract. In March 2000, the MRN board approved a US$220 million expansion of bauxite mining production from 11 million tonnes to 16.3 million tonnes per annum. The additional production is expected to start at the beginning of 2003. Currently, MRN has estimated reserves that would allow it to produce 16.3 million tonnes of bauxite per annum for approximately 10 years. The mine is actively pursuing an evaluation program of bauxite plateaus within the remaining lease area to establish the overall life of the project. MRN holds valid mining rights to all its reserves until exhaustion of the reserves.

During 2001-2002, we joined two consortia with the objective of participating in auctions being held by the Brazilian Electricity Regulatory Agency for concession to build and operate a series of proposed Hydropower Plants. The first is a consortium made up of affiliates of Alcoa, CRVD, Companhia Braileira de Alumino and Carmargo Correa Energia S.A. We own a 20.6% interest in this consortium. In the past year the consortium won the auction for the Santa Isabel Baixa concession and has recently signed the concession contract. Our partners in the second consortium are affiliates of Alcoa, CRVD, Tractbel and Carmargo Correa Energia S.A. We own a 16.5% interest in this consortium. This consortium won the auction for the Estreito concession in July 2002. The Estreito concession contract has yet to be signed. We intend to participate in further auctions.

Valesul Aluminio SA

We own a 45.5% joint venture interest in Valesul Aluminio SA, an aluminium smelter located in Rio de Janeiro, Brazil. The balance is held by the CVRD group. The port of Sepetiba is less than 40 kilometers away and the Port of Rio de Janeiro is less than 60 kilometers away.

Valesul began production in 1981. It currently produces approximately 93,000 tonnes of aluminium per year based on P19 Reynolds technology. The Valesul cast house can supply a wide range of aluminium products for the extrusion, cable and automotive industries. The vast majority of alloys, ingots and billets are sold domestically to independent fabricators. A small portion is exported. With respect to required raw materials, alumina arrives by ship while petroleum coke and liquid pitch arrive by truck. Valesul owns four small hydroelectric stations and has an 8% effective participation in the Maesa hydroelectric consortium, which is finalizing the construction of the Machadinho dam. When Machadinho is fully operative in 2003, Valesul will only draw power from the grid outside of the peak power period.

Reserves and Production

The table below details our bauxite-ore reserves in metric tonnes, and are presented in 100% terms as estimated at June 30, 2002.

	Proved Ore Reserve(1)(2)(3)(4)(7)		Probable Ore Reserve(1)(2)(3) (4)		Total Ore Reserve		BHP Billiton Interest
Deposit	Tonnes (millions)	Grade % Alumina	Tonnes (millions)	Grade % Alumina	Tonnes (millions)	Grade % Alumina	%
Australia(5)
Worsley	305	30.7	12	30.9	317	30.7	86
Suriname(5)
Lelydorp	11.4	52.5	0	—	11.4	52.5	76
Brazil(6)
MRN Crude	36.2	—	172.7	—	208.9	—	—

INFORMATION ON THE COMPANY

MRN Washed	25.7	48.8	125.4	50.9	151.1	50.6	14.8

(1)	Mine dilution and recovery are included in the reserve statements for each deposit.
(2)	Alumina as available alumina.
(3)	Approximate drill hole spacings used to classify the reserves are:

	Proven Ore Reserves	Probable Ore Reserves
Worsley	100m or less grid spacing	200m or less grid spacing

Lelydorp	61.5m x 61.5m	No reserve quoted in this category

MRN	200m grid spacing or less with mining and metallurgical characterization (test pit/bulk sample) plus a reliable suite of chemical and size distribution data	<400m grid spacing or 400m spaced grid with a 200m offset fill-in plus a reliable suite of chemical and size distribution data

(4)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(5)	Worsley Alumina Pty Ltd (Worsley) and Lelydorp reserve tonnages are quoted on a dry basis.
(6)	Mineracao Rio de Norte washed reserve tonnages and grades are quoted on a nominal 5% moisture content basis.
(7)	Aluminium price used to test the economic viability of the ore reserves is US$1,477 per tonne.

The table below details our alumina and aluminium production for the three years ended June 30, 2002. Production data shown is our share unless otherwise stated.

		BHP Billiton Group Share of Production
	BHP Billiton Group Interest	Year ended June 30,
		2002	2001	2000
	(thousands of tonnes)
Alumina
- Worsley(1)	86%	2,696	1,632	592
- Suriname	45%	850	852	857
- Alumar	36%	396	454	429

Total		3,942	2,938	1,878

Aluminium
- Hillside	100%	502	498	494
- Bayside	100%	174	178	177
- Mozal(2)	47%	127	93	—
- Alumar	46.3%	152	172	171
- Valesul	45.5%	37	43	41

Total		992	984	883

(1)	Our interest in Worsley increased from 30% to 86% effective January 2001.
(2)	Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tonnes per annum capacity in December 2000.

INFORMATION ON THE COMPANY

Regulatory and Fiscal Terms

Australia - Western Australia

In Western Australia, minerals in the ground belong to the government, and rights to mine are granted by the state. The Worsley joint venture operates under a State Agreement made under the Alumina Refinery (Worsley) Agreement Act 1973 (as amended). The Worsley joint venturers are permitted, under the State Agreement, to explore for and mine bauxite and to refine it into alumina.

South African Mining Charter

For a discussion of the South African mining charter you should see “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter”.

Market Conditions

Half-way through 2002, the aluminium market remained in surplus and showed few signs of recovery following an extended period of price weakness. In 2001, market surplus was estimated to be approximately 700,000 tonnes. In early March 2002, the London Metal Exchange three-month aluminium price rose above US$1,400 per tonne. However, demand for aluminium is weak across all main consuming regions in the developed world.

In 2001, weak global demand more than offset the effects of enforced smelter closures, which, at their peak, exceeded 9% of global capacity. However, capacity in Brazil has been fully reactivated as well as some in the Pacific North West, signifying that the peak impact and market benefit of capacity closures has past. The remaining overhang of idle smelting capacity could impede price improvement should demand recover. The likelihood of further smelter curtailments by producers in response to weak market conditions is low but could occur were prices to fall to US$1,100 per tonne or below.

The prospect for the aluminium market for the remainder of 2002 is continued weakness with the possibility of the beginning of recovery in the first half of 2003.

The alumina market was weak in 2001 due to the combination of large capacity expansions, (namely Worsley, Nalco and in China), the Gramercy restart, and a significant demand shock attributable to enforced global smelter production cutbacks. The reported spot alumina price fell from about US$450 per tonne just before mid-2000 to below

INFORMATION ON THE COMPANY

US$150 per tonne in December 2001. More importantly, the Australian alumina export price, which better reflects the contractual alumina market price, fell in December 2001, to US$160 per tonne, the lowest since June 1999.

The weak alumina price has induced the closure of some high cost capacity totaling some 4 million tonnes per annum. These include the permanent closure of St Croix (600,000 tonnes per annum) and temporary closures of Point Comfort (600,000 tonnes per annum), Oradea in Romania (240,000 tonnes per annum) and Burnside (600,000 tonnes per annum). Notwithstanding these closures, some of the world’s remaining high cost refining capacity operates at a loss.

Base metals

Our Base Metals customer sector group is comprised of our assets and interests in copper, lead, zinc, silver, gold and uranium. We provide base metals concentrates to smelters worldwide and copper cathodes to rod and brass mills and casting plants. The map below sets forth the geographic locations of Base Metals’ key assets.

Copper

We are one of the world’s top three producers of copper. The Escondida mine is the world’s largest and one of the lowest-cost sources of copper. Our other key copper assets include the Cerro Colorado mine in northern Chile, the Tintaya and Antamina operations in Peru, and Alumbrera operation in Argentina. We also have a number of greenfield and brownfield expansion opportunities.

In December 2002, we announced we would continue our program of demand-based production in the Base Metals Group originally announced in November 2001. During calendar year 2003, we will target an annualized production rate of 1.05 million metric tonnes of copper at our Escondida mine (150,000 tonnes of cathode and 900,000 tonnes of copper contained in concentrate), and 34,000 tonnes of cathode at our Tintaya mine. We will continue to maintain our Pinto Valley and Robinson mines in the Southwest United States on standby status. As a consequence, we should produce 390,000 tonnes of copper (305,000 tonnes representing our share) below installed capacity in calendar year 2003 on an annualized basis. Production from our other copper mines are not planned to be affected.

Escondida

We hold a 57.5% interest in Escondida, an open-pit copper mine accessible by road and located in northern Chile’s Atacama Desert, at an altitude of approximately 3,100 meters, 160 kilometers southeast of the port city of Antofagasta. The other owners are affiliates of Rio Tinto plc, which hold a 30% interest, JECO which holds a 10% interest, (Mitsubishi Corporation, 6%, Mitsubishi Materials Corporation, 2%, Nippon Mining and Metals Company Limited, 2%), and the International Finance Corporation, which holds a 2.5% interest.

Escondida has committed about 50% of the currently forecast annual concentrate production under long-term contracts ranging from 9 to 13 years, the earliest of which expires at the end of 2002, and the latest of which expires in 2009, to smelter companies in Japan, Germany, Finland and Chile. Contracts of shorter duration, from three to seven years, have been concluded with smelters located worldwide. Approximately 75% of annual cathode production is sold under annual contracts to end-users and traders located primarily in Europe, the Far East and Brazil and the remainder of production is sold on a spot basis.

Original construction of the operation was completed in 1990 at a cost of US$836 million and the project has since undergone three phases of expansions and additions at an additional cost of US$1,181 million plus US$451 million for the construction of an oxide plant. The operation has two conventional processing streams, with high quality copper concentrate being extracted from sulphide ore through a flotation extraction process and pure copper cathode obtained in a plant applying leaching and subsequent solvent extraction and

INFORMATION ON THE COMPANY

electro-winning to oxide ores. An open pit mine services both operations, with a current total movement of approximately 310 million tonnes of material each year, while dedicated pipeline and port facilities and a private railway are used to transport output.

Escondida’s past annual production has exceeded 900,000 tonnes of copper contained in concentrate and cathode. However, the total production for 2001–2002 was 762,000 tonnes due to the lower grade ore being fed to the concentrator and as a result of the curtailment in production described below. The average grade of these ores is expected to be approximately 1.5% of contained copper in 2004, before declining further after 2008. Based on a current ore feed grade of 1.6% of contained copper, the existing mine equipment and mill facilities are expected to produce 2.2 million tonnes of concentrate in 2002–2003, containing approximately 778,000 tonnes of copper. The oxide leach plant, commissioned December 1, 1998, and debottlenecked in 2001, has an annual capacity of 150,000 tonnes of copper cathode.

As ore grades decline further, annual copper production in concentrate was expected to decrease to below 600,000 tonnes. Phase IV expansion is expected to offset this decrease by increasing production capacity of the operation to over 1 million tonnes of copper contained in concentrate beginning in 2003. Development works for the project commenced in late 2000. The Phase IV expansion is budgeted at a total cost of US$1,045 million. The funding for the Phase IV expansion has been completed through a non-recourse syndicated bank loan, two non-recourse export credit agency loans and a subordinated shareholder loan.

The Phase IV Expansion Project consists of the following equipment and facilities, some of which will be integrated with the existing operations:

•	a new in-pit ore crusher and conveyor to a new concentrator, which is planned to expand concentrating capacity by 110,000 tonnes per day to 235,000 tonnes per day;

•	a new concentrate slurry pipeline from the new concentrator to the existing concentrator and refurbishment of an existing pipeline to the port at Coloso;

•	additional concentrate filtration and storage capacity at Coloso;

•	increases to the mining fleet to conduct the mining and related materials movements necessary to supply ore feed to the new Phase IV plant;

•	modifications to the Coloso port facilities; and

•	a new tailings disposal site.

The plant commenced commissioning in September 2002. The plant is projected to ramp-up to full capacity of 110,000 tonnes per day in the second half of 2002-2003. The estimated remaining mine life after the completion of the Phase IV Expansion Project is in excess of 20 years.

Escondida is a large porphyry copper deposit with current mine dimensions of 2.2 kilometers in an east-west direction, 3.2 kilometers in a north-south direction and a depth of 464 meters. The ultimate pit limits are estimated to be 3.5 kilometers by 4.8 kilometers, with a depth of 750 meters.

Escondida has the right of indefinite exploitation (mining) concessions for the mining of the Escondida ore body as well as exploration rights for some territory surrounding the existing operation. Exploitation concessions allow the concession holder to mine the area indefinitely contingent upon the annual payment of corresponding license fees.

INFORMATION ON THE COMPANY

Separate transmission circuits provide power for the Escondida mine complex. These transmission lines, which are connected to Chile’s northern power grid, are company-owned and are sufficient to supply Escondida post Phase IV. Electricity is purchased under three contracts with local generating companies, Norgener and Nopel.

On November 8, 2001, Escondida announced its decision to temporarily reduce copper production at Escondida by 80,000 tonnes per annum, effective as of that date. This decision was taken in response to the fall in demand for copper, arising from unfavorable global economic conditions. In May 2002, Escondida decided to continue these cuts in production until the end of 2002. In December 2002, it was announced that Escondida will operate at a production level of 1.05 million tonnes of copper during calendar 2003, approximately 200,000 tonnes below its installed production capacity of 1.25 million tonnes. This would be achieved through the combination of mining lower grade ores and maintenance shutdowns in the older Los Colorados concentrator facility. The ramp-up of the Phase IV Expansion Project is continuing as planned.

Tintaya

Tintaya is an open-pit copper mine located in the Andes at an altitude of approximately 4,000 meters in southern Peru. We hold a 99.9% interest in Tintaya and the remaining interest is held by Peruvian shareholders. The mine site is accessible by road and is located near a public daylight airstrip that we maintain. The deposit is a copper gold skarn system associated with a low grade porphyry copper body and is approximately 3 kilometers long by 2.5 kilometers wide. We hold mining rights over 3,600 hectares and surface rights over 4,097 hectares on which the Tintaya mine and operations are located. These rights can be held indefinitely. Mine operations consist of conventional truck and shovel operations from multiple pit locations. Electricity for the Tintaya operations is sourced from the Peruvian power grid and supplied under contract with two Peruvian power companies.

Production commenced in 1984 and currently consists of a conventional flotation extraction process producing copper in concentrate from sulphide ore. Tintaya’s total annual production capacity is 90,000 tonnes of copper contained in concentrate along with gold and silver credits. An acid leach plant for oxide ore commenced commercial operation in June 2002 and is designed to produce 40,000 tonnes of copper cathode per year. Increased oxide ore reserves have been identified and are being proved with a new drilling program in 2002. Improved efficiency in the sulphide mining operations may result in sulphide concentrate copper production increasing. Thereafter, we expect annual production to remain stable until 2009 and then decrease as sulphide ore mining ceases and low grade stockpiles are processed to the end of the life of the mine, which we estimate will be in 2012-2016. As part of our work to improve mining operation efficiencies, we are reviewing our equipment requirements for future optimization of the mining operations and a plan is in place to replace much of the old mining fleet.

In January 2002, we temporarily curtailed all copper concentrate production at Tintaya. This decision was taken in response to the serious fall in demand for copper, arising from unfavorable global economic conditions. This decision was reviewed in April 2002 and the decision was made to continue with the suspension of concentrate operations until the market improves. Tintaya copper operations will remain on standby until at least mid-2003. Operation of the oxide leach plant is continuing as planned.

All copper cathode production is committed for sale to BMAG, a marketing and sales company, which is one of our subsidiaries.

Cerro Colorado

Cerro Colorado is wholly-owned through our subsidiary, Rio Algom Limited. It is an open-pit copper mine located in the Atacama Desert at an altitude of 2,600 meters, approximately 125 kilometers by road, east of Iquique, Chile. Cerro Colorado holds mineral rights over 16,664 hectares and surface rights over approximately 1,305 hectares on which the plant is located. These rights can be held indefinitely. We operate the mine.

At Cerro Colorado, we produce finished cathode copper by crushing, agglomeration and heap leaching followed by a solvent extraction-electrowinning process. The electrowinning process produces copper cathode.

INFORMATION ON THE COMPANY

We source water requirements from an underground aquifer at Pampa Lagunillas, the rights to which we hold by grant from the state. Two suppliers under long-term contracts supply power to the facilities through the northern Chile power grid.

Rio Algom completed construction of the facilities in 1994 at a total cost of US$287 million and began commercial production in June 1994. Rio Algom completed an expansion of annual production capacity to 60,000 tonnes in 1995 at a cost of US$49 million and in 1998, Rio Algom completed the second expansion of Cerro Colorado at a cost of US$214 million increasing the mine’s annual production to a nominal 100,000 tonnes of refined copper.

The Cerro Colorado deposit is approximately 2 kilometers long east-west and 1.5 kilometers wide north-south. Two main zones are present. Mineralization is from 50 meters to 250 meters thick and is covered by from 50 meters to 150 meters of leached cap and post-mineral rocks. The east deposit contains multiple layers of oxide and sulphide mineralization with complex shapes. The west deposit generally consists of one oxide layer overlying one sulphide layer, but locally exhibits some of the complexities present in the east deposit.

We are implementing plant modifications at Cerro Colorado which include increases in the mine’s crushing capacity, leach pad area and mine fleet in order to maintain annual production capacity at a level of 120,000 tonnes per year for the next five years. The estimated cost of the modifications is US$15.6 million. With these modifications, we estimate that the remaining mine life will be 14 years.

Under current sales contracts that expire December 31, 2008, we are committed to deliver a total of 60,000 tonnes of cathode copper annually to two customers, one in Japan and the other in Germany. We sell the remaining production under annual and spot contracts to various international purchasers. Prices under all contracts are based on the monthly average London Metal Exchange cash settlement price in or around the month of delivery.

In May 1999, the London Metal Exchange approved the registration of Cerro Colorado cathodes. The London Metal Exchange registration enables Cerro Colorado to obtain full premium on its sales and to deliver copper directly to London Metal Exchange warehouses. The New York Commodity Exchange approved the Cerro Colorado cathodes in 2001.

Alumbrera

Through Rio Algom we hold 50% and Rio Tinto holds the other 50% interest in Musto Explorations (Bermuda) Limited, which itself holds a 50% interest in Minera Alumbrera Limited. M.I.M. Holdings Limited holds the remaining 50% interest in Minera Alumbrera Limited.

We have an effective 25% interest in Minera Alumbrera Limited, the company responsible for developing and operating the Alumbrera project. The Alumbrera mine is located in the Province of Catamarca, in the Argentine Andes at an altitude of 2,600 meters, approximately 1,100 kilometers northwest of Buenos Aires, 60 kilometers northwest of Andalgalá and 100 kilometers northeast of Belén. It is accessible by road or by propeller aircraft using an airstrip which was constructed for the project at Campo del Arenal, approximately 35 kilometers from the mine. The Alumbrera deposit lies below a bowl-shaped depression, 1,900 meters long in the northeast-southwest direction and 1,200 meters in the northwest-southeast direction.

Minera Alumbrera is responsible for developing and operating the Alumbrera project pursuant to an agreement with Yacimientos Mineros de Agua de Dionisio, the owner of the 600-hectare property over which Minera Alumbrera holds exploitation rights. The term of the agreement coincides with the useful life of the deposit. Yacimientos is entitled to a 20% net profits interest, after cost recovery, in the Alumbrera project. The Province of Catamarca is entitled to a 3% royalty on the value of production after deducting all processing costs, excluding mining costs, and transportation charges. Surface rights are held in fee simple and by legal easements, private easements and usufructs.

INFORMATION ON THE COMPANY

Minera Alumbrera substantially completed construction of the project in 1997 and the first concentrate shipment took place in October 1997. The operation attained commercial production on February 1, 1998. Total project costs were US$1.2 billion. Ore from the open-pit is crushed and ground, with copper-gold concentrate produced by the flotation process. Some free gold is recovered by gravity methods to produce gold doré, which contains approximately 90% gold and other metals like silver and copper. The design capacity of the mill is 80,000 tonnes per day. Copper-gold concentrate produced in the mill is pumped through a 316-kilometer pipeline to a filter plant and load out facility at Cruz del Norte where water is removed, and filtered concentrate is shipped 830 kilometers by rail to Minera Alumbrera’s port facility near the city of Rosario. Most of the mine’s power needs are supplied under a long-term contract with Hidroelectrica CHACON, with the remainder purchased on the spot market.

In 1997, a US$670 million financing arrangement provided by a consortium of international lenders was arranged to partially finance the project, with the balance being provided by the project sponsors. At June 30, 2002, the outstanding balance owed to the lenders was US$358 million. Substantially all the assets of Minera Alumbrera have been pledged to the lenders as security for the loans. As the project has satisfied completion test criteria, the loans are now, subject to certain limited exceptions, non-recourse to our subsidiary, Rio Algom.

Minera Alumbrera is currently commissioning a third line mill and pebble crushing circuit, which was recently installed at an estimated cost of US$36 million. These expansions are funded from project cashflows and are designed to increase the mine’s processing capacity to 100,000 tonnes per day. The mine’s annual average production is expected to increase to 190,000 tonnes of copper in concentrate and 600,000 ounces of gold in concentrate and doré over eight years, before declining as low grade stockpiled ore is processed.

Minera Alumbrera has eight long-term concentrate sales contracts with purchasers located in Europe and Asia and one in North America covering approximately 60% of expected annual concentrate production with remaining terms ranging from two to seven years. The balance of the concentrate produced is sold under contracts that expire in one or two years and on a spot basis. Contract prices are based on monthly average London Metal Exchange copper cash settlement prices, generally two to three months after shipment.

Highland Valley Copper

Through Rio Algom, we own a 33.6% interest in Highland Valley Copper, a partnership with Teck Cominco Limited and its subsidiary, which hold a 61.4% interest, and Highmont Mining Company, which holds a 5% interest in the venture. Rio Algom shares management responsibility of the venture equally with Teck Cominco. Although the partnership was formed in 1986, with Highmont joining in 1988, production from the Lornex pit commenced in 1972.

The Highland Valley venture holds and operates large scale, open-pit copper-molybdenum mining and milling operations in the Highland Valley area near Logan Lake, British Colombia, Canada. These mining and milling operations produce copper and molybdenum in concentrates. The operation is accessible by highway and is located approximately 80 kilometers southwest of Kamloops and 200 kilometers northeast of Vancouver. The mine operates throughout the year. B.C. Hydro supplies power to the operations through a 138 kilovolt line. The venture’s property interests consist of mineral claims and leases, government grants and some properties in fee simple. Included in these property interests are 33,128 hectares of mineral rights and 2,698 hectares of surface rights. These rights can be held indefinitely.

Facilities include the Highland mill and the Lornex and Valley open-pit mines, which are adjacent to the concentrator. The Lornex pit is approximately 2.5 kilometers long and 1.5 kilometers wide and contains mainly chalcopyrite ore. The Valley pit is round in shape and approximately 2 kilometers in diameter. It contains mainly bornite ore. Both deposits are porphyry type. The mill uses semi-autogenous grinding and conventional flotation and has a nominal milling capacity of 120,000 tonnes per day. The venture transports crushed ore from the Valley mine, which comprises approximately 89% of the mill feed, via two 6,000 tonne per hour inclined conveyor belt systems. Two 60 x 89 gyratory semi-mobile crushers, located in the pit, feed the inclined conveyors. Ore from the Lornex mine is trucked to a

INFORMATION ON THE COMPANY

third fixed gyratory crusher and conveyor system. The three conveyor systems are integrated to allow blending of ore to three mill stockpiles. The venture expects to remain in production for approximately eight years.

The venture sells more than 75% of its production under long-term contracts. The remaining terms of these contracts range from approximately two to seven years. The venture sells the remaining production on a spot basis. Contract prices are based on the monthly average London Metal Exchange cash settlement price, generally three months after delivery.

Ok Tedi Mine

On February 8, 2002, we announced the completion of our withdrawal from the Ok Tedi copper and gold mine in Papua New Guinea and transferred our 52% interest to the PNG Sustainable Development Program Limited, an independent company, which now holds such interest for the benefit of the Western Province and the Independent State of Papua New Guinea. The other equity participants, and their interests, in this project are the Independent State of Papua New Guinea, which holds a 30% interest, and Inmet Mining Corporation, which holds an 18% interest. The interest held by the Independent State of Papua New Guinea is held in defined parcels for each of Papua New Guinea, the Western Province of Papua New Guinea and mine area landowners.

As part of the agreement for our withdrawal from this project, we agreed to provide financial support to PNG Sustainable Development Program, if required, for three years. The facility is for US$100 million in the first year, US$85 million in the second year and US$70 million in the third year. The facility is not cumulative, which means that any amount drawn in one year reduces the amount available in subsequent years, with repayment arrangements if such funds are used. In addition, we have agreed to pre-purchase copper concentrate up to an agreed level if Ok Tedi Mining should so request in a drought situation. The agreement also provides us with protection from legal liability arising from operations after our withdrawal.

Also, as part of the withdrawal process, Mine Continuation Agreements between Ok Tedi Mining and communities affected by the mine’s operations were negotiated and executed.

Spence

In January 1997, Rio Algom announced the discovery of the Spence copper deposit in northern Chile. We hold 100% of the mineral rights in approximately 26,000 hectares and surface rights in approximately 16,000 hectares.

We are conducting a feasibility study to develop a project for an open pit mine with facilities capable of processing approximately 50,000 tonnes per day of ore through a combination of chemical and bio-leaching processes to produce 200,000 tonnes per year of electrowon copper cathode. A feasibility study independent peer review was conducted during August 2002. This review focused on the technical core of the Spence project. A further review in early 2003 will consider all aspects of the project which are relevant to a decision to proceed to project execution.

North American copper assets

Our North American copper assets, other than Highland Valley Copper described above and the San Manuel smelting facilities located in Arizona, continue on care and maintenance while producing a minor amount of cathode copper at some locations for a transitional period while various alternatives are evaluated.

In June 1999, we announced the cessation of these North American copper operations would occur in the August quarter of 1999 and recorded a charge to profit of A$1,800 million (no tax effect) for asset writedowns (net of estimated

INFORMATION ON THE COMPANY

realization values attributed to the remaining assets) and provisions. The provisions relate mainly to site remediation which will take place over a significant number of years, together with provisions for other closure costs.

Formal closure plans are being developed and are planned to be submitted in accordance with local regulatory timetables. We expect that the expenditure will be incurred after the closure plans have been approved. Approval is anticipated in the next 3-5 years.

In January 2002, we announced the closure of the San Manuel smelting facilities and we are currently in the process of closing such facilities.

In the year ended June 30, 2002, a further charge to profit of US$101 million was recorded, following a reassessment of the Group’s asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999). This comprised US$171 million for impairment provisions, principally related to the San Manuel smelter partly offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.

Copper-Zinc

Antamina

The Antamina copper-zinc deposit is owned by Compania Minera Antamina S.A., in which our wholly-owned subsidiary, Rio Algom Limited, owns a 33.75% interest. Noranda Inc. holds a 33.75% interest, Teck Cominco Limited holds a 22.5% interest and Mitsubishi Corporation holds the remaining 10% interest in the Antamina project. The deposit was previously owned by Empresa Minera del Centro del Peru S.A. and was auctioned by CEPRI-Centromin, an agency of the Peruvian Government. The deposit is located in the Peruvian Andes at an altitude of 4,300 meters, approximately 270 kilometers north of Lima, Peru.

A feasibility study based on conventional open-pit mining, milling and flotation technology was completed in March 1998 on the potential of the Antamina deposit to produce 270,000 tonnes of copper and 160,000 tonnes of zinc annually over a 20-year mine life. Total development cost, including financing costs, working capital, payments to Centromin and sunk costs, was estimated at US$2,296 million. At June 30, 2002, it was not anticipated that the total development cost would exceed this amount.

In September 1998, the venture participants elected to proceed with development of the project. The agreement with Centromin requires the owners to invest US$2.5 billion in the project by June 6, 2002 or pay 30% of the shortfall to Centromin in lieu of further expenditures. In June 1999, the project company signed definitive documentation with a group of lenders for US$1.32 billion of financing for the project.

Substantially all the assets of the project company have been pledged to the lenders as security for the loans. Rio Algom has guaranteed its 33.75% pro rata share of the loans until such time as the project achieves completion, which involves the project satisfying certain financial, legal and operating tests prior to February 29, 2004 or, under certain circumstances, by February 28, 2005. Upon completion, the loans will be non-recourse to Rio Algom.

The property comprising the Antamina mine area consists of mining concessions, mining claims and surface rights covering an area of approximately 14,000 hectares. The project company also owns sufficient surface rights for mining infrastructure, the port facility at Huarmey and an electrical substation located at Huallanca. In addition, the project company holds title to all easements and rights of way required for the concentrate pipeline from the mine to the project company’s port at Huarmey. All of the rights can be held indefinitely.

INFORMATION ON THE COMPANY

The Antamina deposit is a large copper skarn with zinc, silver, molybdenum and bismuth mineralization. It has a southwest to northeast strike length of more than 2,500 meters and a width of up to 1,000 meters. The deposit sits at the bottom of a U-shaped glacial valley surrounded by limestone ridges.

Power to the mine site is being supplied under long-term contracts with individual power producers through a 58 kilometer, 220 kilovolt transmission line constructed by the project company which is connected to the Peru national energy grid.

The project company has entered into 19 long-term copper and zinc concentrate sales contracts with 16 smelting companies, which, in aggregate, cover approximately 75% of the project’s expected annual production. All but two of the contracts are for terms extending to 2012 or 2013. The balance of production is expected to be sold on an annual or spot basis.

The Antamina project achieved mechanical completion in May 2001. The principal project facilities include a 115-kilometer access road, a truck-shovel pit operation, a 70,000 tonnes per day concentrator, a 300-kilometer concentrate pipeline with a single stage pumping station to transport concentrates in slurry form from the mine to the de-watering, drying, and port facilities at Huarmey, and housing for operating employees and their families in the City of Huaraz, located approximately 200 kilometers by road from the mine.

The Antamina project achieved commercial production in October 2001. Since the start of commercial production and as of June 30, 2002, approximately 19.9 million tonnes of ore had been milled, producing more than 242,500 tonnes of payable copper and 143,260 tonnes of payable zinc.

Selbaie

The wholly-owned Selbaie open-pit mine is situated 250 kilometers north of Rouyn-Noranda in northwestern Quebec, Canada. Production commenced in 1986 at a cost of C$125 million. Selbaie produces zinc and copper concentrates by means of conventional flotation, with gold and silver as by-products in the copper concentrate. Nominal capacity at Selbaie is 11,000 tonnes per day (or 4 million tonnes per year), and mill throughput is 10,800 tonnes per day (or 3.9 million tonnes per year). Power is supplied by Hydro-Quebec. The estimated remaining mine life is approximately two years. Leases at Selbaie are renewable as and when they expire. The most recent renewal extends to 2012.

Silver, Lead and Zinc

Cannington

Cannington is a mining and concentrating facility 100% owned and operated by us. The Cannington silver, lead and zinc deposit is located in northwest Queensland, Australia, and is accessible by sealed road 300 kilometers southeast of Mount Isa. The Cannington deposit is entirely contained within mining leases granted to us in 1994 and which expire in 2029 and 2044. The deposit consists of a shallow, low grade northern zone and a deeper, higher grade and more extensive southern zone. The southern zone contains a broadly zoned and faulted sequence of silver-lead-zinc, zinc and silver-lead lodes.

We use transverse, long hole open stoping for the extraction of the main, thicker, hanging wall orebodies of the deposit and we use predominantly new Tamrock underground mining equipment. Production commenced in October 1997 at a cost of US$250 million. Underground mine production for the year ended June 30, 2002 was 2.24 million tonnes. The annual production reflected the benefits of the mine optimization and equipment purchase program which had been undertaken during the year. Work also continued during the year to improve mill throughput and increase metal recovery, and we are continuing an ongoing program of mill improvement. Nominal capacity was 1.5 million tonnes per annum at the time of commissioning. A total of 518,022 wet metric tonnes of concentrate were shipped from the Townsville port

INFORMATION ON THE COMPANY

facility or sold within Queensland during the year ended June 30, 2002. A 19 megawatt gas-fired power station located at Cannington is operated under contract to supply power solely to Cannington.

Cannington’s lead concentrate production for the year ending June 30, 2003, which is expected to be 338,000 tonnes, is fully committed under long-term contracts with smelters in Australia, Korea, Japan and Europe. Approximately 90% of the zinc concentrate production, which is expected to be 159,000 tonnes, is similarly committed over the same period, with the balance being allocated to the spot market.

The reserve as currently stated along with non-reserve mineralization is expected to support a remaining mine life of approximately 14 years.

Surface exploration is continuing on a number of geophysical and geochemical anomalies in the mine lease area. During 2000, a major airborne gravity survey was completed over the mine lease and areas held by us to the south of the mine lease. A substantial surface drilling program is underway to test these anomalies.

Zinc-Lead

Pering

The wholly-owned Pering mine is a zinc mine producing lead as a by-product. The mine is situated in the Northwest Province of South Africa. The deposit was brought into production in 1986 at a cost of US$33.5 million. The ore minerals are sphalerite and galena, both of which are associated with zinc and lead non-sulphide minerals in varying proportions and are generally fine grained. The operation comprises conventional open-pit, shovel and truck mining. Crushing and ball mill comminution is followed by conventional flotation. After filtering and air drying, the concentrates are transported by rail and road and sold to two smelters in South Africa. Pering has a nominal production capacity of 1.2 million dry metric tonnes per year, while its current power is supplied to the mine by the national public utility company. Pering owns the mineral rights, thus it does not have mineral leases. In June 2002 we announced that we would be closing Pering when the economically mineable reserve is depleted, which it is estimated will be towards the end of 2002.

Uranium

In June 2002, we announced the sale of our Smith Ranch uranium mine, subject to approval by various regulatory authorities, to Cameco Corporation of Canada. That sale was completed in July 2002. The operation phase of the remaining parts of Rio Algom Mining (RAM), our wholly-owned subsidiary, namely the Ambrosia Lake and Lisbon facilities, have ceased and RAM is now in the reclamation and remediation phase of the mine closure program for each facility. Both facilities consisted of mining and processing of uranium to produce uranium oxide for sale to the nuclear electricity generating industry. The Ambrosia Lake facility is located approximately 32 kilometers north of Grants, New Mexico and the Lisbon facility is located approximately 48 kilometers southeast of Moab, Utah.

INFORMATION ON THE COMPANY

Reserves and Production

The table below details our copper, zinc, silver and lead reserves in metric tonnes, and are presented in 100% terms as estimated at June 30, 2002.

Base Metals(1)(2)(3)(4)(9)		Proved Ore Reserve				Probable Ore Reserve				Total Ore Reserves				BHP Billiton Group Interest%
Deposit	Ore type	Tonnes (millions)	Grade			Tonnes (millions)	Grade			Tonnes (millions)	Grade
Copper			% TCu(5)	% SCu(5)	g/tAu		% TCu	% SCu	g/tAu		% TCu	% SCu	g/tAu
Escondida(6)	Sulphide	681	1.52	—	—	485	1.11	—	—	1,167	1.35	—	—	57.5
	Low grade float	32	0.67	—	—	48	0.67	—	—	80	0.67	—	—	57.5
	Mixed	18	1.60	0.48	—	2	1.75	0.71	—	20	1.62	0.50	—	57.5
	Oxide	149	—	0.76	—	44	—	0.55	—	193	—	0.71	—	57.5
Tintaya(7)	Sulphide	56	1.41	—	0.25	3	1.30	—	0.21	59	1.40	—	0.25	99.9
	Oxide	23	1.68	1.37	—	11	1.29	0.96	—	34	1.55	1.24	—	99.9
Cerro Colorado	Oxide & Sulphide	20	0.71	0.34	—	202	0.79	0.41	—	222	0.78	0.40	—	100
Alumbrera(8)	Sulphide	274	0.56	—	0.65	38	0.58	—	0.68	312	0.56	—	0.65	25

			% TCu	%Mo			% TCu	%Mo			% TCu	%Mo
Highland Valley	Sulphide	270	0.41	0.0084	—	53	0.44	0.006	—	323	0.41	0.008	—	33.6

Copper –Zinc			% TCu	%Zn	g/tAg		% TCu	%Zn	g/tAg		% TCu	%Zn	g/tAg
Antamina	Sulphide	297	1.29	1.05	14.2	246	1.15	0.98	13.1	543	1.22	1.02	13.7	33.75

			g/t Au	g/t Ag	% Cu		g/t Au	g/t Ag	% Cu		g/t Au	g/t Ag	% Cu
Selbaie(10)	Pit and Stockpile	6.2	0.24	22	0.3	—	—	—	—	6.2	0.24	22	0.3	100
Silver Lead Zinc			g/tAg	%Pb	%Zn		g/tAg	%Pb	%Zn		g/tAg	%Pb	%Zn
Cannington	Sulphide	7.5	487	10.96	5.27	18.7	469	10.5	3.51	26.2	474	10.63	4.02	100

(1) All reserves quoted are diluted and include mining recovery.

INFORMATION ON THE COMPANY

(2)	Metallurgical recoveries for the operations are:

	% Metallurgical Recovery
	TCu	SCu	Zn	Pb	Ag	Au	Other
Escondida	87	85	—	—	—	—	—
Tintaya Sulphide	87.2	—	—	—	59.4	65.7	—
Oxide	—	78.0	—	—	—	—	—
Cerro Colorado	80.0	—	—	—	—	—	—
Alumbrera	Variable	—	—	—	—	—	—
Highland Valley	90.0	—	—	—	—	—	—
Antamina	88.5 – 95.1	—	0 – 86.4	—	65 – 90	—	Mo 0-70%
Selbaie	76.4	—	73.5	—	62.8	65.6	—
Cannington	—	—	71.0	88.0	88.0	—	—

(3)	Approximate drill hole spacings used to classify the reserves are:

	Proven Ore Reserves	Probable Ore Reserves
Escondida	61 x 61m to 153 x 153m depending on geological domain.	96 x 96m to 240 x 240m depending on geological domain.

Tintaya Sulphide	30m to 34m drill spacing, minimum 2 holes.	45m to 51m drill spacing

Cerro Colorado	35m grid spacing	77m to 105m grid spacing depending on domain.

Alumbrera	Block kriging variance used, approx. 100m spacing or less.	Block kriging variance used, approx. >100m spacing.

Highland Valley	Valley area 110m spacing Lornex area 104m spacing Overall 108m spacing	Valley area 136m spacing Lornex area 117m spacing Overall 127m spacing

Antamina	3 holes within 55m and closest within 40m	Variable between domains, approximately 2 to 3 holes within 55m to 100m and closest within 25 to 55m

Selbaie	Ore reserves surrounded by mined area.	Optimized pit design done, feasibility study positive.

Cannington	12.5m x 15m spacing or less	25m x 25m spacing

(4)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(5)	%TCu means percent total copper and %SCu means percent soluble copper.
(6)
Change in the ore reserve tonnage compared to the previous statement results from the depletion through production, changes in the geological model, more rigorous resource classification, change in recovery factors due to the implementation of new long-term metallurgical performance predicitve models and recalculation of economic pit shells and associated cut-off grades, using current prices and costs. Previously reported low grade ore is now renamed “LG Float Ore”, a mixed ore reserve is reported for the first time, reflecting inclusion of this ore stream in the mine. The “LG Float Ore” has not already been mined and stockpiled; it is still in the ground. Mixed ore initially will be processed through the existing oxide leach facilities. The ultimate pit has been obtained by the use of proven and probable reserves only, excluding a large quantity of inferred resources from the pit optimization.

(7)	Tintaya sulphide production was temporarily halted in November 2001 as a reaction to oversupply in the global copper market, and the oxide operation was commissioned during the year.
(8)	The proved reserve includes 65 million tonnes at 0.4% Cu, 0.5 g/t Au of medium grade material stockpiled for future treatment.
(9)
Prices for the screen – traded metals used for ore reserves estimation are based on “current economics” defined as an average of the spot price over the last three years, including copper US$0.75 per pound, zinc US$0.45 per pound, lead US$0.22 per pound, silver US$4.45 per troy ounce and gold US$276 per troy ounce.

(10)	The proved reserve includes 5.7 million tonnes at 0.25 g/t Au, 20.72 g/t Ag and 0.3% Cu of material stockpiled for future treatment.

INFORMATION ON THE COMPANY

The table below sets forth the BHP Billiton Group copper, gold, silver, lead and zinc production for the three years ended June 30, 2002. Production data shown is the BHP Billiton Group share unless otherwise stated.

	June 30, 2002 BHP Billiton Group interest %	BHP Billiton Group Share of Production(1)
		Year ended June 30,
		2002	2001	2000
Copper (‘000 tonnes)
Escondida (Chile)	57.5	425.6	500.7	529.9
Tintaya (Peru)(2)	99.9	46.2	88.1	87.3
Cerro Colorado (Chile)(3)	100	130.8	97	—
Alumbrera (Argentina)(3)	25	48.5	33.9	—
Highland Valley (Canada)(3)	33.6	62.1	45	—
Antamina (Peru)(3)	33.75	81.9	—	—
Selbaie (Canada)(4)	100	10.2	13.4	13.5
Ok Tedi (Papua New Guinea)(5)	—	—	216.1	185.4
North American Copper(6)	100	19.1	26.7	31.3

Total		824.3	1,020.9	847.4

Gold (‘000 ounces)
Escondida (Chile)	57.5	52.3	65.7	75.8
Tintaya (Peru)(2)	99.9	22.3	28.7	39.5
Alumbrera (Argentina)(3)	25	192.9	110.5	—
Selbaie (Canada)(4)	100	22.2	40.6	33.6
Ok Tedi (Papua New Guinea)(5)	—	—	521.1	440.2

Total		289.8	766.6	589.1

Silver (‘000 ounces)
Cannington (Australia)(7)	100	35,964	29,488	29,664
Antamina (Peru)(3)	33.75	1,767	—	—
Alumbrera (Argentina)	25	237	145	—
Highland Valley (Canada)	33.6	709	545	—
Selbaie (Canada)(4)	100	2,073	1,550	2,646

Total		40,750	31,729	32,310

Lead (‘000 tonnes)
Cannington (Australia)(7)	100	231.8	210.9	200.5
Pering (South Africa)	100	4.3	6	6.1

Total		236.1	216.9	206.6

Zinc (‘000 tonnes)
Cannington (Australia)(7)	100	58.9	76.1	61.8
Antamina (Peru)(3)	33.75	48.3	—	—
Selbaie (Canada)(4)	100	34.2	43.1	44.6
Pering (South Africa)	100	21.1	20.9	20.7

Total		162.5	140.1	127.1

Uranium (‘000 pounds)
Rio Algom Mining(3)	100	974	1,640	—

Notes to the minerals production tables
(1)	Mine production figures for minerals refer to the total quantity of payable metal produced.
(2)	As production at Tintaya is driven by ore grade and hardness, the decrease in production from 2000 to 2001 was due to lower grades and softer ores in 2001.
(3)
Included from October 6, 2000, the effective date of the acquisition of Rio Algom Limited. Antamina commenced commercial production on October 1, 2001. For Rio Algom Mining, the full year’s production is included. In July 2002, we completed the sale of our Smith Ranch uranium mine and ceased operations at the remaining parts of Rio Algom Mining.

(4)	The decrease in production is mainly due to the decrease in head grades as the mine approaches the end of its life.
(5)
On February 8, 2002, we announced the completion of our withdrawal from the Ok Tedi copper and gold mine in Papua New Guinea and transferred our 52% interest to the PNG Sustainable Development Program Limited, an independent company, which now holds such interest for the benefit of the Western Province and the Independent State of Papua New Guinea.

(6)
The North American copper assets were placed on care and maintenance in June 1999. These assets, other than the San Manuel, Arizona mining facilities, continue on care and maintenance while producing a minor amount of copper cathode at some locations for a transitional period while various alternatives are evaluated. In January 2002, we announced the closure of the San Manuel, Arizona mining facilities and we are currently in the process of closing such facilities.

(7)	Cannington commenced concentrate production on October 17, 1997. The increases in production for all metals reflect de-bottlenecking improvements carried out over the period.

INFORMATION ON THE COMPANY

Regulatory and Fiscal Terms

Chile

The Mining Code of Chile provides for two kinds of mining concessions, namely the exploration concession and the exploitation concession. A concession is defined as an immovable real right that grants the holder the exclusive authority to explore, or explore and exploit, mineral substances within the concession, and become the owner of any extracted substances, in the case of an exploitation concession. As provided by the Mining Code and the Constitution of Chile, mining concessions are established by court ruling. An exploitation concession is of indefinite duration, provided that yearly license fees are paid. An exploration concession is granted for two years and may be renewed for another two-year period, provided that at least half of the concession area is surrendered. License fees are also applicable. Mining concessions are distinct from surface rights and the legislation provides for the ability to request mining easements in the case where the owner of the mining concession is not the same owner as that of the land surface. Mining easements may be established by mutual consent of the owners or by court ruling.

The Decree Law 600 provides the main legal framework for foreign investment in Chile. This law covers types of capital contributions, taxes, foreign exchange, repatriation of profits and capital and administrative procedures. It is based on economic and legal principles found in the Constitution of Chile, with economic equality between foreign investors and nationals being the most important. It offers all foreign investors on a most favoured nation basis the same treatment as nationals and guarantees a stable framework by means of an investment contract between foreign investors and the State of Chile. Such contracts cannot be modified unilaterally and are not affected by the passage of new laws. Investment can be made through convertible currencies, tangible assets, technologies that can be capitalized and loans tied to foreign investment projects. Repatriation of capital and profits is guaranteed through the formal currency market.

Peru

Minerals in Peru are legally owned by the State. The exclusive right to exploit mineral deposits is granted to individuals and private sector companies through mining concessions. Three types of concessions that have been established under the General Mining Law are mining, processing and transportation concessions. Mining concessions give rights to explore and extract minerals, but are distinct from property rights over the land surface. Miners must obtain the necessary rights of way to access mineral deposits from surface rights holders. The processing concession grants the holder the exclusive right to construct and operate the facilities necessary to transform minerals into a marketable product. A transportation concession would, for example, cover the construction and operation of a concentrate pipeline. Concessions under the General Mining Law are irrevocable provided that the nominal mining good standing fees are paid.

INFORMATION ON THE COMPANY

The General Mining Law provides qualifying mining companies with a stability regime covering taxation, foreign exchange and trade regulations. Companies that invest at least US$20 million in the development of an operation of not less that 5,000 tonnes per day, or expand an existing operation by such amount, can enter into a contract with the State that guarantees the stability of the tax laws for a period of 15 years. Free disposition of foreign currency and repatriation of capital and profits are also guaranteed, as is conversion of foreign exchange at the most favorable rate of exchange available at the time of conversion. We also obtain the benefit of accelerated depreciation for machinery, equipment and all other fixed assets.

Market Conditions

We produce four primary products, namely copper concentrates, copper cathodes (metal), lead concentrates and zinc concentrates. In addition, since they are contained within these concentrates, we also receive payment credits for silver and gold recovered during the smelting and refining process.

We sell most of our copper, lead and zinc concentrates to third party smelters. The remainder of our production is mostly sold to merchants. We sell most of our copper cathodes to rod and brass mills and casting plants. Our customers are located around the world.

We compete against other mining companies producing copper, lead and zinc concentrates and other producers of copper cathode. Merchants can also provide short-term competition, but will not fundamentally affect supply and demand.

For the 12 month period ended June 28, 2002, the London Metal Exchange cash settlement price averaged US$0.68 per pound. Since September 2000, copper prices have declined from US$0.91 per pound to US$0.60 per pound in early November 2001. In early June 2002, prices reached the highest in 12 months at US$0.76 per pound but since then they have declined by about US$0.03 per pound. Copper price weakness is attributable primarily to the world economic slow down, which has adversely affected demand.

Leading industry experts have calculated a surplus of over 900,000 tonnes for calendar 2001, against a deficit of about 500,000 tonnes in calendar 2000. For calendar 2002, the world is expected to remain running a surplus of about 80,000 tonnes.

During calendar 2001 total copper supplies reached 15.6 million tonnes up 4.5% compared to 2000. Copper demand reached 14.7 million tonnes, down 3% from the previous year.

Carbon Steel Materials

Our Carbon Steel Materials group is a leading supplier of core raw materials and services to the global steel industry. The key raw materials for steel making are iron in various forms, metallurgical coal and manganese. The map below sets forth the geographic locations of our key carbon steel materials assets.

Iron Ore

Mount Newman Joint Venture Mines

We hold an 85% joint venture interest in the Mount Newman project, located in the Pilbara region of Western Australia. We manage the project. Other participants in this venture are Mitsui-Itochu Iron Pty Ltd, which holds a 10% interest, and CI Minerals Australia Pty Ltd, which holds a 5% interest in the joint venture. The joint venture was

INFORMATION ON THE COMPANY

granted a mineral lease in April 1967 under the Iron Ore (Mount Newman) Agreement Act 1964. This lease expires in 2009 with the right for successive renewals of 21 years.

The venture began production in 1969 at the Mount Whaleback orebody. Today, production continues to be sourced from the major Mount Whaleback orebody and is complemented by production from other ore bodies, namely Orebody 25, 29 and 30. At current price assumptions, blend grades and production rates, reserves from Mount Whaleback are expected to support production for at least 25 years.

The facilities at Mount Whaleback include primary and secondary crushing plants with a nominal capacity of 35 million tonnes product per year, a heavy media beneficiation plant with a capacity of eight million tonnes per year and a train-loading facility. The mining plant and port facilities were originally built in the late 1960’s and have been maintained and enhanced many times since then. An additional primary and secondary crushing plant is present at Orebody 25 with a nominal capacity of eight million tonnes per year.

All of the joint venture’s production is transported 426 kilometers on its own railway to the Nelson Point shipping facility at Port Hedland, Western Australia. Facilities at the port include three car dumpers, crushing and screening plants, stockpile reclaimers and ship loading equipment. We can load vessels of 250,000 deadweight tonnes in the sheltered harbor.

In 1998, an under-harbor tunnel between the Nelson Point and Finucane Island facilities was commissioned by the joint venture. The tunnel allows us to transport ore to our Boodarie Iron HBI plant and to ship ore directly by using the Finucane Island ship loading facilities. The current capacity of the Port Hedland facilities is in excess of 70 million tonnes per annum. This should be increased to 81 million tonnes per annum by 2004 and is expected to exceed 90 million tonnes per annum by 2011.

The venture mainly sells iron ore into Asia with minor sales to Australia and Europe. During 2001 and 2002, 33% of the project’s total dispatches were to Japan. Approximately 9% of shipments from Mount Newman were to BHP Steel Limited and our hot briquetted iron operations.

Yandi Joint Venture Mines

We hold an 85% joint venture interest in the Yandi project located 92 kilometers north of Newman in the Pilbara region of Western Australia. We manage the Yandi project. The other participants in the joint venture are CI Minerals Australia Pty Ltd, which holds an 8% interest, and Mitsui Iron Ore Corporation Pty Ltd, which holds a 7% interest in the venture.

The Yandi mine was granted a mining lease in September 1991 under the Iron Ore (Marillana Creek) Agreement Act 1991. This lease expires in 2012 with the right to extend for a further 42 years if required.

Development of the orebody began in 1991. This included construction of a rail spur to the existing Newman/Hedland rail line, crushing and screening facilities with a capacity of 10 million tonnes per annum, ore stacker, mine load-out tunnel, and on-site administration infrastructure. The project’s first shipment of iron ore was in March 1992. With minor modifications undertaken in 1994, the capacity of the plant was expanded to 15 million tonnes per annum.

In October 1995, the joint venture expanded the capacity of the Yandi mine by 10 million tonnes per annum to 25 million tonnes per annum. The expansion involved the construction of a new mine at Central Mesa 1, processing plant, train loading facilities and an additional 10-kilometer railway spur. The joint venture began railing of the first ore from the new mine in September 1996.

The joint venture completed pre-stripping activities at another mine called Central Mesa 5 during 2000–2001 , with ore from this deposit now being handled through an existing processing plant and train loading facilities. Again with

INFORMATION ON THE COMPANY

minor modifications, the total capacity at Yandi was increased to approximately 30 million tonnes per annum. At current price assumptions, blend grades and production rates, it is expected that production from the Yandi mine will continue for at least 20 years.

On March 3, 2002, we announced that we would deliver up to four million tonnes per annum of a new lump product which will command a premium price over the existing fines. Additional infrastructure was added to the existing Ore Handling Plant 2 to support the on-site production of fine and lump ores, without affecting the quality of the two distinct products. Commissioning took place in June 2002 and has increased overall capacity from 30 million tonnes per annum to approximately 40 million tonnes per annum, in accordance with the terms of the Iron Ore (Marillana Creek) Agreement Act 1991.

The Yandi mine has produced lump on a trial basis since 1999, already shipping more than two million tonnes to customers. These trials indicated that Yandi lump performance is suitable for the iron-making process and provided strong support for its permanent addition to our product range. We are currently undertaking feasibility studies on a further expansion of the Yandi mine capacity.

During 2001-2002, 49% of the venture’s shipments went to Japan and 26% went to Korea. The Yandi deposits are mined by an independent contract mining company on behalf of the joint venture.

Jimblebar Mine

We own 100% of the Jimblebar mine, which is located approximately 40 kilometers east of Newman and is mined by an independent contract mining company on our behalf. We were granted a mining lease at Jimblebar in October 1988 under the Iron Ore (McCamey’s Monster) Agreement Authorization Act 1972. Our lease expires in 2009 with the right of renewal for successive 21-year periods. The ore we produce at the Jimblebar mine is blended with ore produced from the Mount Newman project’s Mount Whaleback and satellite orebodies. The primary and secondary crushing plant has a nominal capacity of eight million tonnes per year. At current price assumptions, blend grades and production rates, reserves from Jimblebar are expected to support production for at least 30 years.

Mount Goldsworthy Joint Venture Mines

We hold an 85% joint venture interest in the Mount Goldsworthy Mining Associates project, located at Yarrie, 210 kilometers east of Port Hedland in the Pilbara region of Western Australia. While we manage the project, mining operations are carried out by an independent contractor on the project’s behalf. The other participants in the joint venture are CI Minerals Australia Pty Ltd, which holds an 8% interest, and Mitsui Iron Ore Corporation Pty Ltd, which holds a 7% interest in the project. Mount Goldsworthy was commissioned in 1966. The original Goldsworthy mine was closed in 1982 and mining operations ceased at Shay Gap in 1993. Since then, mining has continued from the adjacent Nimingarra mine and Yarrie, 30 kilometers to the southeast.

The Mount Goldsworthy mines are covered by four separate mineral leases under the Iron Ore (Mount Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972. These leases were granted between 1965 and 1974 and the last one expires in 2014. We have the right of renewal over these leases for successive 21-year periods.

All production from the Mount Goldsworthy mines is transported on a venture-owned railway to Port Hedland. From there, the venture ships the ore through the Finucane Island facility, which has a capacity of approximately 12 million tonnes per annum. During 2001–2002, 47% of the venture’s sales were to Japan. At current price assumptions, blend grades and production rates, reserves at the Mount Goldsworthy mines are sufficient to support mining activities until at least 2005.

INFORMATION ON THE COMPANY

Mining Area C and Products and Capacity Expansion Projects

During April 2002 we announced approval for the development of a new iron ore mine at Mining Area C and an expansion of the Port Hedland port and rail facilities, both in the Pilbara region of north Western Australia.

Mining Area C represents the largest undeveloped Marra Mamba resource in the Pilbara region. The project involves developing mine infrastructure and a rail spur link to the existing Yandi/Newman railway. Capital costs are expected to be US$213 million for development of the new mine (our share is US$181 million). As part of the Mining Area C development we have entered into an arrangement with POSCO to develop the ‘C Deposit’ section of Mining Area C.

Mining Area C, which is located 37 kilometers from our existing Yandi mine, is covered by the Iron Ore (Mount Goldsworthy) Agreement Act 1964. We hold a mineral lease for Mining Area C that expires on August 4, 2007 and is renewable for periods of 21 years.

‘C Deposit’, the initial deposit to be mined at Mining Area C, has an estimated mine life of 17 years. Production at Mining Area C will ramp up to the installed capacity of approximately 15 million tonnes per annum, with first railing expected to begin in the fourth quarter of calendar 2003.

The Products and Capacity Expansion Project involves a staged development of rail and port facilities to increase system capacity in line with market forecasts. The total capital costs are expected to be US$351 million (our share is US$299 million). The project comes under the Mount Newman and the Mount Goldsworthy Agreement Acts.

Western Australian Iron Ore – State Government Agreements

On March 31, 1994, the Western Australian government agreed to delete all of our secondary processing obligations in respect of the Mount Goldsworthy, McCamey’s Monster and Marillana Creek Agreement Acts and to remove all limits on production from Mining Area C, the Yandi and Jimblebar mines in exchange for a new secondary processing obligation.

The new secondary processing obligation required us, alone, or in association with others, to spend A$400 million on the further processing of iron ore or on an alternative investment approved by the Minister for Resources Development. Further processing is defined to include the production of iron, steel, hot briquetted iron, iron carbide sinter or pellets.

The completion of the Boodarie Iron hot briquetted iron plant at Port Hedland on February 18, 1999, satisfied our obligations with the Western Australian Government on February 18, 1999.

Samarco

We own 50% of Samarco Mineração S.A., a Brazilian company. The remaining 50% interest in Samarco is held by Companhia Vale do Rio Doce (CRVD).

Utilizing long-term mining concessions from the Brazilian Government, Samarco operates a complex of open-pit iron ore mines called the Samarco Alegria Complex, in the state of Minas Gerais, a concentrator at a site called Germano and pelletizing operations and a port at Ponta Ubu in the state of Espirito Santo, Brazil. Mining concessions were granted to Samarco for so long as it mines the Alegria Complex. Alegria and Germano are both located approximately 100 kilometers by road from Belo Horizonte. Samarco began production at the Germano mine in 1977. Except for minor trial cargoes and pellet screenings, all sales are under multi-year contracts.

INFORMATION ON THE COMPANY

Samarco commenced production at the Alegria Complex in 1992. The Alegria Complex has now replaced the depleted Germano mine. Ore is transported from the Alegria mine to the Germano concentrator plant via a five-kilometer conveyer belt. The concentrator plant has a capacity of 15 million tonnes per annum of iron ore concentrates. From Germano, the concentrates are transported to Ponta Ubu through a 396-kilometer slurry pipeline. At Ponta Ubu, Samarco’s two pelletizing plants have a production capacity of 12.8 million tonnes per annum of pellets and up to two million tonnes per annum of concentrate and screens product. At current price assumptions and production rates, reserves at the Alegria mine are sufficient for at approximately 20 years.

Coal

Queensland Coal

With Mitsubishi Development Pty. Ltd., we own six open-pit coal mines, one underground coal mine and a port in the Bowen Basin, Queensland, Australia. These mines are separated into two joint venture structures, namely the Central Queensland Coal Associates (CQCA) joint venture in which we own a 50% interest and the Gregory joint venture in which we also own a 50% interest. In addition, we operate two other Bowen Basin mines for BHP Mitsui Coal Pty Ltd in which we own an 80% interest. The majority of our production is high quality metallurgical coal used for steel making. Some energy coal is also produced from three of these mines.

In November 2000, we jointly acquired effective control of QCT Resources Ltd with Mitsubishi. QCT Resources owned the South Blackwater mine as well as interests in the CQCA and Gregory joint ventures. Following this acquisition, our interest in the CQCA joint venture was 68.29% and our interest in the Gregory joint venture was 80.33%. On June 28, 2001, Mitsubishi acquired shares in QCT Resources from us to move to equal ownership interests in the CQCA and Gregory joint ventures. In this transaction, we transferred 18.29% of the CQCA joint venture and 30.33% of the Gregory joint venture to Mitsubishi for the sum of A$1,005 million. After completion of this transaction, our interest in the CQCA and Gregory joint ventures is now 50%. Together with Mitsubishi, we control operations through a jointly owned entity, BM Alliance Coal Operations Pty Ltd, and jointly market the coal produced.

Most of the coal from the CQCA northern area mines and some coal from the Gregory mine is shipped through the ventures’ owned and operated Hay Point coal terminal. The CQCA joint venture participants and the Gregory joint venture participants have entered into a rail transport agreement with Queensland Rail providing for the transportation of coal from their mines until June 30, 2006. Hay Point port, located at Mackay, handles around 34 million tonnes per annum of coal and can accommodate bulk carriers of up to 230,000 deadweight tonnes. The port has two berths with loading capacities of 6,000 and 4,500 tonnes per hour. Most of the coal from the Blackwater mine and Gregory joint venture mines is shipped through the R.G. Tanna Coal Terminal at Gladstone, which is owned by the Gladstone Port Authority. All of the coal from the CQCA and the Gregory joint venture mines is transported to ports on railroads owned and operated by the State of Queensland.

The ventures sell most of their metallurgical coal to the global steel industry. In 2001–2002, approximately 47% of the metallurgical coal sales were to north Asia, 10% to south Asia, 31% to western Europe and approximately 13% elsewhere. Virtually all of the sales are under annually priced term contracts with minimal spot sales.

In December 2001, the Queensland Competition Authority handed down its determination on a rail undertaking which will govern the terms and conditions for access to existing monopoly controlled rail infrastructure. This undertaking includes reduced rail access charges from January 1, 2002 and will also pave the way for the introduction of third-party operators to the rail network with the resultant competition expected to provide the opportunity for future savings in rail costs. The final framework for entry of competition will necessitate the development of an access agreement and other documentation through the course of 2002.

INFORMATION ON THE COMPANY

Central Queensland Coal Associates Joint Venture

Through our 50% interest in the CQCA joint venture, we operate five open-pit mines, namely Blackwater, Goonyella, Peak Downs, Saraji and Norwich Park and the Hay Point coal terminal. The adjacent South Blackwater and Blackwater mines were integrated into a single 14 million tonnes per annum operation in mid-2002. These mines are all located in Queensland, Australia.

Goonyella mine commenced operations in 1971 and has a capacity to produce eight million tonnes per annum. Goonyella merged operationally with the adjoining Riverside mine in 1989 and is operated as the Goonyella Riverside mine. At current price assumptions and production rates, reserves from the Goonyella mine can support operations for approximately 70 years. Peak Downs mine produced its first coal in 1972 and has a capacity to produce eight million tonnes per annum. At current price assumptions and production rates, reserves from the Peak Downs mine can also support operations for approximately 70 years.

Saraji mine commenced production in 1974 and has a capacity of five million tonnes per annum. At current price assumptions and production rates, reserves from the Saraji mine are expected to be depleted in approximately 20 years. First coal was mined from the Norwich Park mine in 1979 and it has a production capacity of four million tonnes per annum. At current price assumptions and production rates, reserves from the Norwich Park mine are expected to be depleted in approximately 10 years. Blackwater mine commenced production in 1967 and has a production capacity of 14 million tonnes each year. At current price assumptions and production rates, reserves from the Blackwater mine are expected to be depleted in approximately 20 years.

The leases for the CQCA mines, except for the Blackwater mine, generally expire in 2010, with some expiring in 2004 and 2012. Some of the venture’s leases are renewable for two periods of 21 years each. The venture’s remaining leases are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case. The venture’s leases for the Blackwater mine expire in 2008, 2009, 2011 and 2021 and are renewable. Leases for the South Blackwater mine expire in 2003, 2012, 2015, 2020, 2021 and 2023 and are renewable for periods of 21 years.

Gregory Joint Venture

Through our 50% interest in the Gregory joint venture, we operate an open-pit mine called Gregory and an underground mine called Crinum.

The Gregory mine became operational in 1979 and has a capacity to produce 1.25 million tonnes per year. At current price assumptions and production rates, reserves from the Gregory mine are expected to be depleted in approximately 2014. Crinum mine, which commenced longwall production in 1997, has a capacity of 4.25 million tonnes per year. At current price assumptions and production rates, reserves from the Crinum mine are also expected to be depleted in approximately 2014. All coals are beneficiated, using heavy media processes, to marketable specifications.

The venture’s leases for the Gregory and Crinum mines expire in 2006, 2014, 2018 and 2019 and, except for one lease, are renewable for periods of 21 years.

BHP Mitsui Coal

We have an 80% interest in BHP Mitsui Coal Pty Ltd. Mitsui & Co. Ltd Group owns the remaining 20% interest in BHP Mitsui Coal. Until June 28, 2001, we managed BHP Mitsui Coal’s coal mines at Riverside and South Walker Creek, located in central Queensland, Australia. BHP Mitsui Coal’s coal mines are now managed by the BHP Billiton Mitsubishi Alliance (BMA).

The joint venture commissioned Riverside, an open-pit mine producing metallurgical coal, in 1983. Riverside has a production capacity of three million tonnes per year. At current price assumptions and production rates, reserves from

INFORMATION ON THE COMPANY

Riverside are expected to be depleted in 2004. South Walker Creek became operational in 1998. It is an open-pit mining operation, producing pulverized coal injection fuel and minor quantities of by-product energy coal. South Walker Creek has a production capacity of 4.3 million tonnes per year. At current price assumptions and production rates, reserves from South Walker Creek are expected to be depleted in approximately 2016. The venture contracted substantially all of the operations at South Walker Creek to Thiess Contractors for two years from November 30, 2000. Contract renewal discussions began in mid-2002. BHP Mitsui Coal has entered into a rail transport agreement with Queensland Rail providing for the transportation of coal from the Riverside and South Walker Creek mines until June 30, 2006. The principal markets for the coal are Europe, Japan, Korea and Brazil.

BHP Mitsui Coal’s mining leases expire in 2003, 2005 and 2020 and are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case.

BHP Mitsui Coal holds significant undeveloped leases in the Bowen Basin (principally, Wards Well, Poitrel, Kemmis, Nebo-West).

Illawarra Coal

We wholly-own and operate five underground coal mines, namely Appin, Tower, Cordeaux, Elouera and West Cliff, in the Illawarra region of New South Wales, Australia. These five underground coal mines produce coking coal primarily used for steel production. We produce coal under leases expiring in 2010 and 2011. These leases have renewal rights under the New South Wales Mining Act 1992. Our current production capacity is 7.9 million tonnes of clean wet coal per year.

Appin was founded in 1962 with longwall mining starting in 1969. Appin currently produces approximately three million tonnes of clean wet coal each year and, at current price assumptions and production rates, its reserves are expected to be depleted in approximately 2024. Tower began its operations in 1978 and currently produces approximately 1.4 million tonnes of clean wet coal per year. During February 2002, we announced the closure of the Tower mine by the end of calendar year 2002. The Cordeaux mine began its operations in 1978 and was placed under care and maintenance from April 2001.

Elouera officially opened in 1993 with the amalgamation of the Nebo, Kemira and Wongawilli coal mining leases. Elouera currently produces approximately 2.1 million tonnes of clean wet coal per year and, at current price assumptions and production rates, its reserves are expected to be depleted during 2004-2005. West Cliff was commissioned in 1976 and currently produces approximately 2.5 million tonnes of clean wet coal per year. At current price assumptions and production rates, reserves from West Cliff are expected to be depleted in approximately 2019.

The BHP Billiton Board approved construction of the new Dendrobium mine in the Illawarra in December 2001. This mine will replace the Elouera mine when its reserves are depleted. The Dendrobium mine will be a modern longwall mine producing up to 5.2 million tonnes of raw coal per annum with a capital expenditure requirement of approximately US$170 million. Reserves at the Dendrobium mine are expected to support production for at least 20 years.

We also own a 16.7% shareholding interest in the lease of the Port Kembla Coal Terminal Limited, which operates a coal loading facility at Port Kembla in New South Wales, Australia. We manage the terminal under contract, on behalf of the shareholding companies.

The majority of metallurgical coal we produce at Illawarra Coal is consumed at BHP Steel Limited’s Port Kembla steelworks, New South Wales and One Steel Limited’s steelworks at Whyalla, South Australia. We export the remainder of our production and also sell a middlings by-product into the export energy market.

INFORMATION ON THE COMPANY

Manganese

Our 60% owned global manganese ore and alloy business comprises operations in South Africa and Australia and is the world’s largest integrated producer of manganese units. Our South African operations are held through Samancor Limited, while the Australian assets are owned through a local subsidiary. Anglo American Corporation holds the remaining 40% in both entities.

Manganese ore is produced by Hotazel Manganese Mines, located in the Kalahari Basin in South Africa, and the Groote Eylandt Mining Company (GEMCO) in Australia’s Northern Territory. Approximately 60% of the ore production is sold to alloyers across the world, while the remaining 40% is converted into alloys at two plants, namely Metalloys in Meyerton, South Africa and the Tasmanian Electro Metallurgical Co. (TEMCO) in Tasmania, Australia. Through Samancor, we also hold a 50% interest in Advalloy, a refined manganese alloy joint venture, and a 51% interest in the Manganese Metal Company. With a production capacity of 44,000 tonnes per annum through its Nelspruit and Krugersdorp facilities, the Manganese Metal Company is the world’s leading producer of electrolytic manganese metal.

Hotazel Manganese Mines encompasses two mines in South Africa’s Northern Cape Province. Mamatwan, first commissioned in the mid 1960s, is an open-cut, medium grade ore producer, while Wessels, commissioned in the early 1970s, is a high-grade underground mechanised mine. The mines at Hozatel have a combined annual production capacity of 3.4 million tonnes of ore, which includes 1.1 million tonnes used for sinter production. All of the mineral leases will be affected by the new South African Mining Charter. Refer “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter”.

At GEMCO, a high-grade manganese ore is extracted using open-cut, strip mining methods. The mine was first commissioned in 1965 and has a current production capacity of 2.4 million tonnes per annum. All of the GEMCO mineral leases are situated on Aboriginal land held under the Aboriginal Land Rights (Northern Territory) Act 1976. The current mineral leases, other than MLN 2 and MLN 3, are renewal leases of the original mineral leases granted for a term of 21 years. GEMCO leases are subject to renegotiations in 2006 and 2010. At current price assumptions and production rates, GEMCO’s reserves are expected to be depleted in approximately 22 years.

Our two manganese alloy plants, Metalloys in Gauteng, South Africa and TEMCO in Tasmania, Australia have a combined annual production capacity of some 700,000 tonnes of alloy, which is exported to steelmakers across the globe.

Manganese production for 2001–2002 was 3.5 million tonnes of manganese ore and 619,000 tonnes of manganese alloy. Our products include manganese ore, high and medium carbon ferro manganese, silico manganese and electrolytical manganese metal. In 2001–2002, approximately 30% of sales were to Asia, 24% to Europe and 22% to Northern America. The remainder of sales were mainly to Australia, the Middle East, South Africa and South America. Prices are determined through periodic client negotiations.

Hot Briquetted Iron

Boodarie Iron Western Australia

Our wholly-owned Boodarie Iron plant in Western Australia undertakes secondary processing of raw iron ore, purchased from the Mount Newman joint venture. We use Finmet technology to convert iron ore into hot iron briquettes for use in electric-arc furnace and integrated steelmaking operations. The North West Shelf supplies gas to the plant under a take-or-pay contract expiring in October 2013. We mainly export our briquettes to China, South Korea and Taiwan. We also provide briquettes to BHP Steel Limited’s operations at Port Kembla.

Following the commencement of trials on train 1, the remaining three trains (2–4) were brought on stream progressively from April 1999. The plant encountered process difficulties during 1999–2000, its first full year of operation. Technical problems during the processing of iron ore fines caused blockages and limited production. We have written-off the full value of the plant, which is approximately A$2.5 billion before taxes, because of the capital cost overruns during

INFORMATION ON THE COMPANY

construction and commissioning, the difficulties we faced during production ramp-up and the significant deterioration of market conditions. The final write-down occurred in March 2000.

From April to December 2000, we carried out process development trials, which demonstrated solutions to overcome our major technology problems. In December 2000, we approved the continued operation of the plant, subject to key performance indicators being achieved, and authorized capital expenditure of A$110 million over 18 months. In October 2001, we successfully operated all four trains simultaneously for the first time and a monthly production record of 152,565 tonnes of briquettes was set in December 2001.

On March 26, 2002, we announced that “force majeure” had been declared on sales contracts and some supply contracts at Boodarie Iron. The declaration followed the temporary suspension of work at the plant following a tube failure in a gas re-heating furnace. Production re-commenced in one train in July. The remaining three trains were progressively brought back on line between July and October 2002.

Prior to the temporary suspension of operations the performance of the Boodarie Iron plant had been within the forecast band for ramp-up.

HBI Venezuela

In 1997, we entered into a joint venture agreement with International Briquettes Holding (IBH), a subsidiary of Siderurgica Venezolana SACA, pursuant to which we became a 50% shareholder in Orinoco Iron, Operaciones RDI and Brifer.

Orinoco Iron constructed a new hot briquetted iron facility in Peurto Ordaz, Venezuela using Finmet technology at a cost of approximately US$915 million. The plant commenced operations in May 2000 and is continuing its production ramp-up. Production was initially constrained by commissioning difficulties and, in more recent times, a shortage of operating funds to allow multiple train operation. From July 2001 to June 2002, the facility produced 557,000 tonnes of hot briquetted iron.

Operaciones RDI operated a plant in Puerto Ordaz that produced hot briquetted iron using Fior based technology, but the plant ceased operations in March 2001 following significant deterioration in market conditions.

Brifer is a Barbados-based technology company that co-owns the Finmet technology jointly with Voest Alpine Industrieanlagenbau GmbH.

In March 2001, we announced we would write-off our equity investment in HBI Venezuela, cease any further investment and raise provisions to support our total financial obligations in relation to the assets following a detailed review of the future economic value of the asset. As a result of the write-off, we took an after tax charge to profit of approximately US$410 million in the quarter ending March 31, 2001.

In March 2001, Orinoco Iron defaulted on an interest payment and in April 2001, the lenders to Orinoco Iron accelerated the maturity of the principal and interest outstanding under the bank credit facility and made demands on the guarantors. As one of Orinoco Iron’s guarantors, we paid 50% of the amounts due. We are working with the bank syndicates, the Venezuelan government and IBH to secure a financial restructuring package to enable the operation to continue. Negotiations are ongoing.

INFORMATION ON THE COMPANY

Reserves and Production

The tables below detail our iron ore, metallurgical coal and manganese reserves in metric tonnes, and are presented in 100% terms as estimated at June 30, 2002.

Iron Ore Reserves(9)
		Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			BHP Billiton Group Interest (%)
		Tonnes (millions)	Grade		Tonnes (millions)	Grade		Tonnes (millions)	Grade
Deposit(1)(2)(3)(4)(5)(6)(7)	Ore Type(8)		% Fe	% P		% Fe	% P		% Fe	% P
Western Australia:
Mt. Newman JV	BKM	863	62.9	0.07	250	62.1	0.07	1,113	62.7	0.07	85
	MM	61	62.0	0.07	19	61.2	0.05	80	61.8	0.07	85
Jimblebar	BKM	203	62.0	0.06	66	61.8	0.09	269	62.0	0.07	100
Mt. Goldsworthy JV
Northern Areas	NIM	24	63.3	0.05	5	60.4	0.04	28	62.9	0.05	85
Mining Area C	MM	189	62.7	0.06	19	62.8	0.06	209	62.7	0.06	85
Yandi JV	CID	546	58.3	0.04	141	58.1	0.04	687	58.3	0.04	85
Brazil:
Samarco		292	47.3	0.04	182	45.8	0.04	474	46.7	0.04	50

(1)
The reserves presented for each joint venture include a combination of high grade (direct crusher feed) and low grade (usually requiring beneficiation). All tonnages are in wet metric tonnes except for Samarco, which is in dry metric tonnes.

(2)
The reserve grades listed refer to in-situ head grades, iron (Fe) and phosphorus (P). Western Australia Iron ore is marketed as lump (direct blast furnace feed) and fines (sinter plant feed). Samarco is marketed predominantly as direct reduction and blast furnace pellets.

(3)
Mining dilution has been taken into account in the estimation of reserves for all Western Australian iron ore operations. Mining recovery (not included in the reserve estimate) is variable from deposit to deposit but in general is around 95% except for Yandi JV, which is 100%. For Samarco the mine recovery is 96.5% (not included in the reserve estimate) of the stated diluted reserve and beneficiation plant recovery is 57 to 59%.

(4)
Metallurgical recovery is 100% for all of the West Australian iron ores except for the low-grade part of the Mt Newman JV (350 million tonnes) where the beneficiation plant recovery is 65%. For both Mt Newman JV and Jimblebar the recovery of screened low-grade lump is 70% and 55%, respectively.

(5)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(6)
Drill spacings used to classify proven and probable reserves for the West Australian Iron Ore deposits are between 100m by 50m and 200m by 100m. For Samarco the drill spacings used are 50m by 50m and 150m by 100m for proven and probable reserves, respectively.

(7)	The reserves presented for Mining Area C have been updated with the results from the feasibility study (February 2002). The project was approved for development on April 3, 2002.
(8)	Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra and CID – Channel Iron Deposit.
(9)	Prices to establish the economic viability of the iron ore reserves are based on current contract prices.

INFORMATION ON THE COMPANY

Manganese Reserves

		Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			BHP Billiton Group Interest (%)
Deposit(1)(2)(3)(4)(5)(6)	Ore Type	Tonnes (millions)	Grade (% Mn)	(% Fe)	Tonnes (millions)	Grade (% Mn)	(% Fe)	Tonnes (millions)	Grade (% Mn)	(% Fe)
South Africa
Wessels (UG)		3.4	48.1	—	13.9	48.4	—	17.3	48.3	—	60
Mamatwan (OC)		23.0	38.0	4.64	14.3	37.6	4.65	37.25	38.0	4.64	60
Australia				Yield (%)			Yield (%)			Yield (%)
GEMCO (OC)	ROM	43.1	48.3	42	42.5	47.9	42	85.7	48.1	42	60

(1)	Tonnages are on a dry basis. Mining dilution and recovery is included in the reserve estimate.
(2)	Mining method: OC = open-cut, UG = underground
(3)	No third party reserve audits have been undertaken in the last three years.
(4)	Metallurgical recovery for Wessels, Mamatwan and GEMCO varies with required market specifications.
(5)
For the South African manganese deposits, underground sampling and drill spacings of between 40m and 80m are used to classify proven and probable reserves. For Gemco, drill spacings of 60m by 120m and 120m by 120m are used for proven and probable reserves, respectively.

(6)	Prices to establish the economic viability of the manganese ore reserves are based on current contract prices.

INFORMATION ON THE COMPANY

Metallurgical Coal Reserves(8)
Deposit(3)(4)(5)(6)
Assigned Reserves(7)	Mining Method (1)	Mined/ Mineable Recoverable Tonnes(2) (millions)	Marketable(2)			Sulphur (%)	BHP Billiton Group Interest (%)
			Tonnes (millions)	Calorific Value (Btu/lb)	Volatile Matter (%)
Queensland Coal reserves at operating mines:
CQCA JV:
— Goonyella	OC	818	592	13,980	23.6	0.52	50
— Peak Downs	OC	869	551	13,970	20.2	0.60	50
— Saraji	OC	162	108	13,970	18.7	0.62	50
— Norwich Park	OC	61	41	13,640	17.3	0.65	50
— Blackwater	OC	292	233	13,400	25.8	0.50	50
— South Blackwater	OC	72	62	—	—	—	50

Sub-total		2,274	1,587

GREGORY JV:
— Gregory	OC	17	13	13,900	33.1	0.60	50
— Crinum	UG	66	54	13,900	33.1	0.60	50

Sub-total		83	67

BHP Mitsui Coal:
— Riverside	OC	13	7	13,840	23.2	0.55	80
— South Walker Ck	OC	90	60	13,950	13.1	0.45	80

Sub-total		103	67

Total Queensland coal reserves at operating mines		2,460	1,721
Illawarra Coal reserves at operating mines:
— Appin	UG	85	70	14,620	22.7	0.33	100
— West Cliff	UG	56	45	14,830	20.8	0.36	100
— Cordeaux	UG	58	39	14,630	21.1	0.54	100
— Tower	UG	47	38	14,485	22.1	0.37	100
— Elouera	UG	8.5	6	14,870	23.9	0.57	100
— Dendrobium	UG	92	64	14,880	22.9	0.53	100

Total Illawarra Coal reserves at operating mines		346.5	262

Unassigned Reserves(7)
Queensland Coal undeveloped reserves:
CQCA JV:
— Daunia	OC	58.3	47	13,680	21.5	0.40	50
BHP Mitsui Coal:
— Poitrel/Winchester	OC	112	88	13,050	22.8	0.40	80
— Nebo West	OC	21.6	16	12,480	7.5	0.65	80

Sub-total		134	104

Total undeveloped reserves		192	151

INFORMATION ON THE COMPANY

(1)	Mining method: OC = open-cut, UG = underground.
(2)
Recoverable coal reserve (metric tonnes) is the sum of proven and probable coal reserve estimates, which include allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable coal reserve (metric tonnes) are the tonnages of coal available, at specified moisture and quality, for sale after beneficiation of the recoverable coal reserves. Note that where the coal is not beneficiated the recoverable tonnes are the marketable tonnes.

(3)	Coal wash plant recovery:

Queensland Coal:		Illawarra Coal:
Goonyella	72.3%	Appin	81.8%
Peak Downs	63.3%	West Cliff	79.7%
Saraji	66.9%	Cordeaux	67.2%
Norwich Park	68.1%	Tower	81.3%
Blackwater	80.4%	Elouera	69.2%
South Blackwater	80.0%	Dendrobium	70.5%
Gregory	79.8%
Crinum	82.1%
Riverside	59.0%
South Walker	67.3%

(4)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(5)	Reserves are quoted on an air-dried qualities, as this is the basis they are sold on the international market. As received moisture bases range from 8% to 10%, depending on mine and product.
(6)	A drill spacing of 1,000m is used to classify proven reserves and 1,000m to 2,000m to classify probable reserves.
(7)	The unassigned, undeveloped coal reserves are based on feasibility studies.
(8)	Prices to establish the economic viability of the metallurgical coal reserves are based on current contract prices.

INFORMATION ON THE COMPANY

The table below details our coking coal, iron ore, manganese and hot briquetted iron production for the years ended June 30, 2002, June 30, 2001 and June 30, 2000. Production data shown is our share unless otherwise stated.

	Coal Type(1)	BHP Billiton Group Share of Production			BHP Billiton Group Interest %
		Year ended June 30,
		2002	2001	2000
	(thousands of tonnes)
Iron Ore(2)(3)
Mt. Newman (Australia)		23,374	20,950	19,396	85
Jimblebar (Australia)		5,201	4,643	4,923	100
Mt. Goldsworthy (Australia)		6,447	6,601	6,114	85
Yandi (Australia)		27,256	26,156	22,618	85
Whyalla (Australia)(4)		—	909	2,817	100
Samarco (Brazil)(5)		5,629	7,508	6,765	50

Total Iron Ore		67,907	66,767	62,633

Queensland coal production
CQCA joint venture(6)
Goonyella	Met	3,776	3,978	3,453	50
Peak Downs	Met	3,828	3,129	3,612	50
Saraji	Met	2,547	2,075	2,319	50
Norwich Park	Met	2,073	1,828	2,069	50
Blackwater(7)	Met/Th	7,037	4,328	3,547	50

Total CQCA JV		19,261	15,338	15,000

Total Gregory JV(6)(8)		2,440	3,626	3,249	50

BHP Mitsui Coal(9)
Riverside	Met	3,402	3,272	3,021	80
South Walker Creek	Met/Th	3,341	3,147	2,533	80
Moura(10)	Met/Th	—	—	554	80

Total BHP Mitsui Coal		6,743	6,419	6,108

Total Queensland Coal		28,444	25,383	24,357

Illawarra coal production
Illawarra Collieries	Met/Th	7,088	6,574	6,276	100
Manganese Ore(11)
(Australia)		1,668	1,612	1,501	60
(South Africa)		1,867	2,162	2,099	60

Total Manganese Ore		3,535	3,774	3,600

Manganese Alloys(11)
(Australia)		212	246	215	60
(South Africa)		406	398	460	60

Total Manganese Alloys		619	644	675

Hot Briquetted Iron
HBI Western Australia(12)		1,047	848	420	100
HBI Venezuela(13)		—	198	160	50

Total HBI		1,047	1,046	580

INFORMATION ON THE COMPANY

(1)	Coal Type: Met – metallurgical, Th – thermal.
(2)
The figures for the two years ended June 30, 2002 for iron ore are reported in wet tonnes as opposed to historical, which is in dry tonnes. The equivalent wet tonnes for the prior years would be approximately 5% higher than the numbers shown above.

(3)
West Australian iron ore production was higher than 2001 due to increased product demand and success with marketing Yandi lump. Also note that the year 2002 and 2001 figures are in wet tonnes. The year 2000 13 months figures are in dry tonnes (note 3).

(4)	Spun-off as part of OneSteel Limited in October 2000, and therefore production can no longer be attributed to the BHP Billiton Group.
(5)	Production statistics relate to pellet feed and pellets. Samarco production was 25% lower than 2001 mainly due to lower market demands for pellets.
(6)	BHP Billiton interest is 50% from June 28, 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
(7)
We acquired our share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is included in Blackwater.

(8)	We report the production from Gregory and Crinum on a combined basis since the beginning of 2001-2002.
(9)	BHP Mitsui Coal production shown on a 100% basis before 20% outside equity interest.
(10)	Sale of Moura Mine was effective August 20, 1999, and therefore production can no longer be attributed to the BHP Billiton Group.
(11)	Saleable production shown on a 100% basis. BHP Billiton interest in saleable production is 60%.
(12)
Boodarie Iron commenced operations in February 1999. Following rectification of initial technical difficulties production has progressively ramped up since late in 2000. In October 2001, four trains were operated simultaneously for the first time. On March 26, 2002 we announced that we had declared “force majeure” on sales contracts and some supply contracts at the plant. The declaration followed the suspension of work following a tube failure in a gas re-heating furnace. The plant was progressively brought back on line commencing on July 2002.

(13)
The production at HBI Venezuela commenced in May 2000. The plant experienced a range of technical, process and operational problems during startup. In March 2001, BHP Billiton Limited announced it was writing off its investment and would cease to fund the operation. The plant has continued to operate notwithstanding a severe shortage of operating funds which has limited the capacity of the plant and constrained the capability to operate multiple trains simultaneously.

Regulatory and Fiscal Terms

Western Australia

In Western Australia, minerals in the ground belong to the government, and rights to mine are granted by the state. The Newman, Yandi and Goldsworthy mining, rail and port operations are conducted under agreements with the State of Western Australia. The agreements have been ratified by Acts of Parliament.

Queensland

In the State of Queensland, the government owns coal until it is mined. At that point it becomes the property of the holder of the mining lease subject to payment of a royalty to the State of Queensland. Matters of ownership of the coal and payment of the royalties are regulated under the Queensland Mineral Resources Act 1989 and the regulations made under this Act. The current royalty rate is 7% of the value of the coal as determined by the Minister, which is currently calculated on the basis of FOR value plus rail freight costs (or cost of production, processing and railing to port).

Brazil

Exploitation concessions are granted by the Federal Government, through the National Mining Department. A license is valid until the depletion of the reserve, subject to mining operations being performed in accordance with an

INFORMATION ON THE COMPANY

approved plan. Financial compensation for the Exploitation of Mineral Resources is payable at a rate of 2% of net turnover from the sale proceeds. In addition to financial compensation for the Exploitation of Mineral Resources, Samarco pays royalties for ore extracted from reserves belonging to CRVD. Samarco blends the ore from its own reserves with that from CRVD’s reserves. The amount of royalties due to CRVD has been agreed at 4% of the total amount of dividends declared by Samarco per year.

Generally there are no restrictions on distribution and remittance of profits abroad. Payment of dividends and remittance of dividends are not subject to withholding tax.

South Africa

A specific category of State-owned mineral rights are known as Alienated State land. Here the State has disposed of the surface rights. The owner of the surface rights obtains the exclusive right to explore and exploit any minerals under their land. Mining companies acquired these exclusive rights by way of Nomination Agreements in perpetuity. However, the Minerals Act 1991 amended applicable provisions so that a mineral lease with the State had to be entered into in respect of such rights by December 31, 1996, or within such longer period as the Minister of Minerals and Energy may determine. Within the BHP Billiton Group, it is only these so-called Section 43 rights held by Samancor Manganese that have not yet been converted to a mineral lease and negotiations with the State are continuing and may be affected by the South African mining charter.

South African Mining Charter

The Mineral and Petroleum Resources Development Act and ancillary legislation, the Empowerment Charter, for the South African mining industry targets 26% ownership of South African mining assets by historically disadvantaged South Africans within 10 years. The Charter requires that the transfer of ownership must be at fair market value and we have indicated our willingness to enter into negotiations on that basis.

As the Act and Charter are both unclear on what will comprise the 26% (value or tonnage or a combination of both) a scorecard is currently being developed. This guideline has not yet been finalized.

Our South African mining operations, principally the Ingwe energy coal mines, Samancor manganese and chrome mines and our investment in Richards Bay Minerals, represent approximately 6% of our total net operating assets.

We have noted the Charter’s content and generally support its broad objectives, most of which accord with long established programs underway at BHP Billiton. The effect of the Charter will ultimately depend on the specifics of the implementation process. We are already a prominent participant in the South African empowerment processes, including the Eyesizwe Mining and Kuyasa Mining transactions, corporate social investment through the BHP Billiton Development Trust, and in employment and procurement equity across our operations. We have a long history of successful major partnerships in Southern Africa, many involving the Industrial Development Corporation. We believe that our South African operations will not be adversely affected materially by this Act or Charter.

Market Conditions

Weakening steel demand in North America and Europe saw the world steel industry modestly reduce production in the first part of 2001-2002. Poor market conditions in late calendar year 2001 resulted in an increased number of US steel companies entering Chapter 11 and Chapter 7 bankruptcy. However, the latter part of 2001-2002 saw a rebuilding of inventories which, coupled with rapidly strengthening Chinese demand, saw the global steel industry increase production to record levels of around 850 million tonnes. Production increases were led by China at production of 160 million tonnes and Japan at production of 104 million tonnes, with an increase in Japanese exports to China driving the higher production figures.

In March 2002, the United States imposed Section 201 tariffs on imported steel products ranging up to 30% for flat products, as well as quotas for imported slab. Retaliatory and World Trade Organization appeals by a number of affected countries have been delayed by subsequent exemptions for a number of steel products, however it is too early to predict what the final result will be. The initial impact saw steel prices rising by almost 60% for flat products on the back of inventory rebuilding and reduced imports. Strong steel prices in the United States had a flow-on effect to other regions with general steel prices rising during the second half of 2001-2002.

Global pig iron production the financial year followed the trends in crude steel production and reached around 579 million tonnes during 2001–2002, a figure above the level produced in 2000. This high production drove strong demand for iron ores and coking coals. Strong domestic demand for coke in China to meet strengthening pig iron production of 156 million tonnes saw Chinese merchant coke redirected to meet internal demand. This resulted in lower exports in early calendar year 2002, tightening of the market and an increase in price of almost US$20 to over US$80 per tonne. Strong pig iron production and the restart of some facilities in the United States has further tightened demand for merchant coke and assisted in maintaining a strong coking coal market.

High pig iron production in nearly all key Asian economies during 2001-2002, coupled with further substitution of domestic for imported ores in China, resulted in seaborne iron ore shipments of approximately 454 million tonnes. However, pellet demand fell sharply during early part of the year as steelmakers shifted to cheaper raw materials to reduce production costs. Lump demand was also weaker during the year driven by the switch to cheaper materials. In contrast, the fines market was very strong, driven by higher imports from China on the back of strong pig iron production. The

INFORMATION ON THE COMPANY

outlook for fines supply remains tight as Chinese demand is forecast to increase further in 2002-2003. Recent price re-adjustments for lump ore will likely result in a modest demand increase in the near term.

In coking coal, mine closures in Canada and the United States, coupled with strong demand saw the market remain tight. In 2002 this led to price increases for premium coking coal to a range of US$48.00 – US$50.00 per tonne across all markets (FOB). Prices for semi-soft and PCI coals decreased to a range of US$32.00 – US$33.00 per tonne (FOB), with the lower prices largely reflecting pressure from Chinese supply and a weaker thermal coal market. With little new coking coal capacity coming on stream in the short-term and coking coal demand expected to remain steady in the short to near term, the outlook is for a continuation of strong market conditions.

The strengthening steel market in the second half of 2002 saw scrap and metallics prices pick up from low levels seen earlier. Both North American and Asian prices for HBI have risen. Chinese steel growth also resulted in higher HBI and scrap imports, with China now representing our main market for Boodarie™ Iron. The 2002-2003 market outlook is for continued growth in Chinese demand for scrap and metallics, including HBI. Pricing will be dependent on the extent to which competing Japanese merchant pig iron is available. Continued global economic and steel growth should see an increase in scrap and HBI demand.

The stronger steel industry also resulted in an increase in demand for ferroalloys. Production problems late in the year saw HCFeMn experience a sustained price recovery with corresponding effects for manganese ore. The alloy market is linked to steel production and dependent on the continued production upturn in the global steel industry.

Stainless Steel Materials

Our Stainless Steel Materials group is the western world’s fourth-largest nickel producer and the second-largest producer of ferrochrome. The map below sets forth the geographic locations of Stainless Steel Materials’ key assets.

Nickel

Cerro Matoso

We own 99.82% of the shares in Cerro Matoso S.A., a company incorporated under the laws of Colombia. Current and former employees hold the remaining interest in Cerro Matoso.

Through Cerro Matoso, we own an integrated open-pit mine and ferronickel smelter. The mine is located in northern Colombia, 400 kilometers south of the Caribbean port of Cartagena. We access the site from a national highway. The orebody is geologically similar to other lateritic nickel deposits but has the advantage of a relatively high nickel grade and a concentrated mining area, which lends itself to simple and efficient open pit mining. The smelter at the mine produces ferronickel granules with an average chemical composition of approximately 40% nickel and the balance iron. Low levels of carbon, phosphorous and sulphur make it a preferred product for stainless steel producers.

Cerro Matoso commenced production at the mine in 1982 when Royal Dutch Shell was the 47% owner of the mine and the Colombian government held the remaining interest. In 1996, the Colombian government elected to sell its interest in the mine to us in return for amendments to the mining rights relating to the mine. In 1999, we increased our interest in Cerro Matoso to 99.82%.

Cerro Matoso operates under Colombian government mining concessions expiring in 2012 and an Aporte Minero, which is a contractual mining right granted from the Colombian government. The Aporte Minero extends Cerro Matoso’s mining rights through to 2026 and provides Cerro Matoso with an option to extend the mining rights to 2041. Upon expiry of the mining concessions, Cerro Matoso’s mining assets revert to the Colombian government and the Aporte Minero

INFORMATION ON THE COMPANY

provides Cerro Matoso an exclusive lease of these assets and entitlement to all production until 2026 or 2041 if Cerro Matoso exercises its option.

Our processing operations require a plant feed meeting rigorous chemical specifications for efficient production of ferronickel. We separately mix, grade, crush and stockpile ore from multiple mine faces to achieve the required blend. After blending, we feed the ore into a rotary drier and then transfer the ore to a rotary kiln or calciner for pre-reduction before smelting it in an electric furnace. Following smelting, we refine the molten ferronickel in a ladle refining system and cast it into ferronickel granules for sale. We transport ferronickel product to the Port of Cartagena through a local contractor. The state of Colombia provides gas and electricity to the site.

In January 2001, Cerro Matoso commissioned a second production line at the mine at a cost of US$298 million. The development was a duplication of the existing ferronickel plant. We are planning to increase total nickel production at the mine from approximately 28,000 tonnes per year to 55,000 tonnes per year following the expected ramp up in production through mid-2003. Our currently planned project life is through to 2021.

QNI

Through QNI Pty Ltd, we own and operate the Yabulu nickel and cobalt refinery located 25 kilometers northwest of Townsville, Queensland, Australia.

We access the Yabulu refinery from a public highway and the Queensland Rail railway network. At the railway’s connection in the Port of Townsville, we own and operate an ore receival berth and unloading, storage and rail transfer system. We transport production from Yabulu by road to the Port of Townsville and other Australian ports for overseas shipment. We purchase approximately 3.5 million wet tonnes per year of nickel and cobalt bearing laterite ore from third party mining enterprises in New Caledonia, Indonesia and the Philippines under short and medium term supply agreements. The ore price is linked to the nickel and cobalt metal content and the then-current metal prices. We process lateritic nickel ore using the reduction roast ammonia-ammonium carbonate leaching process in combination with a solvent extraction process that was developed and patented at the refinery. Our cobalt purification plant produces a high purity cobalt oxide hydroxide product. Since the mid-1990’s, the plant and port ore handling facility has undergone substantial refurbishment, which has resulted in improved performance, reliability and efficiency.

The Yabulu refinery is a major laterite nickel refinery with an annual production capacity of approximately 29,000 tonnes of nickel and 2,000 tonnes of cobalt. The actual production for 2001–2002 was 28,451 tonnes of nickel and 1,696 tonnes of cobalt.

We sell the nickel products, with varying metal content in the range 78% to 99.9% nickel. We sell the cobalt in oxide-hydroxide form.

We source power and steam used in production principally from an on-site, coal-fired power station with coal supplied under long-term contract with MIM Holdings from the Collinsville mine near Mackay, Queensland. We obtain additional electrical power under a long-term electricity supply agreement with Ergon Energy.

We are currently conducting a feasibility study for the expansion of the refinery in conjunction with the Ravensthorpe Project described below. We submitted an Environment Impact Assessment report to the Queensland Government Environmental Protection Agency in December 2001. The expansion would more than double the capacity of the existing solvent extraction and cobalt processing facilities.

Exploration and Development

Through QNI, we own the Ravensthorpe nickel project in Western Australia on which we hold mining tenements expiring in 2019, with an option to extend to 2040. The Ravensthorpe project comprises a proposed laterite nickel mine

INFORMATION ON THE COMPANY

and acid leaching plant and an associated expansion at Yabulu to refine intermediate product produced. We are undertaking a feasibility study for Ravensthorpe. We estimate that the project, which we expect would have a combined cost, including the Yabulu refinery extension, of more than US$500 million, would take approximately two years to construct, would provide approximately 40,000 tonnes per annum of nickel in a concentrated intermediate product for refining at an expanded Yabulu refinery. If implemented, we anticipate that the project would result in a reduction in Yabulu’s unit costs.

We are continuing other worldwide exploration in both laterite and sulphide nickel regimes. At the San Felipe project in Cuba, we hold a 75% managing interest in an International Economic Association Contract, with the Cuban government entity Geominera SA holding the remaining 25% interest. A concept study is being prepared following geological and initial metallurgical testwork, with pressure leaching indicating good recoveries. We hold a 75% managing interest in the Gag Island Project in Indonesia with Aneka Tambang holding the remaining 25% interest. In February 2002, we suspended the Gag Island Project Contract of Work for 12 months following the withdrawal of Falconbridge from involvement in the project due to failure to resolve a forestry issue with the Indonesian Government. In Canada, our joint venture with Virginia Gold Mines Inc. has commenced drilling in the Lac Gayot project in Quebec. The initial drill results confirmed the presence of potentially significant nickel mineralization, which we will further investigate during the next field season.

Chrome

Samancor, in which we have a 60% interest and Anglo American has the remaining 40% interest, has grown through acquisitions and progressive expansion. In the 1990’s, Samancor established a number of joint ventures with its customers to strengthen its marketing activities. Samancor holds a 12% interest in the Middelburg, South Africa based Columbus Stainless Steel (Pty) Limited. Acerinox SA, Highveld Steel and Vanadium Corporation Ltd and Industrial Development Corporation of South Africa Ltd hold the remaining interest in the company. Samancor’s original interest in the Columbus asset was reduced from 33.3% to 12% in January 2002, when certain of the assets of the joint venture were sold to the newly formed company in which Acerinox SA obtained the majority share (64%). The alloy plants contain a total of 14 submerged arc electric furnaces, one DC plasma furnace and two pelletising plants.

Samancor operates eight chrome ore mines, comprising two open pit and six underground operations, as well as three fully integrated chrome alloy plants located in the Mpumalanga and Northwest Provinces of South Africa. The mines and alloy plants are all linked to South Africa’s rail and road networks, including access to South Africa’s shipping ports of Durban and Richard’s Bay. Samancor also has a 50% share in a joint venture with Xtrata Ltd, comprising two electric furnaces operated by Xtrata Ltd at its WonderKop Site, North West Province. Power is supplied to the Samancor operations from the South African national grid under contract with Eskom, the local power utility.

Samancor’s chromite operations are organized under two mining centers: Eastern Chrome Mines based at Steelpoort and Western Chrome Mines at Mooinooi.

Eastern Chrome has four mines operating currently: Steelpoort, which was commissioned in 1929 and has a nominal capacity of 280,000 saleable tonnes per year; Lannex, which was commissioned in 1956 and has a nominal capacity of 400,000 saleable tonnes per year; Lannex Open Cast, which was commissioned in 2002 and has a nominal capacity of 120,000 saleable tonnes per year; and Tweefontein, which was commissioned in 1932 and has a nominal capacity of 600,000 saleable tonnes per year. Reserves are expected to be depleted from the Eastern Chrome mines in 2015.

Western Chrome has four mines operating currently: Millsell, which was commissioned in 1957 and has a nominal capacity of 428,000 saleable tonnes per year; Elansdrift, which was commissioned in 1937 and has a nominal capacity of 428,000 saleable tonnes per year; Moinooi, which was commissioned in 1976 and has a capacity of 700,000 saleable tonnes per year; and Buffelsfontein East, which has a nominal capacity of 240,000 saleable tonnes per year. Reserves are expected to be depleted from the Western Chrome mines in 2013.

INFORMATION ON THE COMPANY

Mining methods vary across the group in line with the nature of the orebodies mined. Underground operations utilize both scraper and load-haul-dump mining techniques. Surface mining employs loaders and truck haulage. Ore processing comprises beneficiation using screening and gravity separation equipment producing varying specification concentrates. Samancor sells some of the ores and concentrates, but it converts the majority of the concentrates into ferrochrome using submerged and direct-current arc furnace technologies.

Samancor produces three grades of ferrochrome called charge chrome, medium-carbon ferrochrome and low-carbon ferrochrome. Each of these products is used in different areas of the stainless steel and specialty steel smelting process.

Samancor’s production has remained constrained by market demand for its ferrochrome products. This constraint has been partially overcome by the strategic alliances that Samancor has established with its major customers, including through its production joint ventures.

Samancor has perpetual ownership over its extensive mineral lease holdings. However, under proposed South African legislation, Samancor may be required to divest undeveloped lease holdings and to convert its existing mineral leases into “New Order Leases” as prescribed by the recently published mining charter. Refer “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter”.

INFORMATION ON THE COMPANY

Reserves and Production

The table below details our stainless steel materials ore reserves in metric tonnes, and are presented in 100% terms as estimated at June 30, 2002.

Deposit(1)(3)(4)(5)(6)		Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserves		BHP Billiton Group Interest (%)
		Tonnes (millions)	Grade	Tonnes (millions)	Grade	Tonnes (millions)	Grade
			% Ni		% Ni		% Ni
Nickel
Colombia	Cerro Matoso(2)	34.3	2.01	12.6	1.7	46.9	1.93	99.8
Chrome
South Africa operating mines			% Cr2O3		% Cr2O3		% Cr2O3
	Western Chrome	9.4	42.3	11.3	42.3	20.7	42.3	60
	Eastern Chrome	7.2	42.6	12.1	42.4	19.3	42.5	60

(1)	Tonnages are quoted on a dry basis. Mining dilution and mining recovery are accounted for in the reserve estimates.
(2)	Reserves are estimated on the basis of a 1.1% nickel cut-off and 38% Cr2O3 cut-off.
(3)	Metallurgical recoveries for the operations are: Cerro Matoso 86% nickel; Western Chrome 86% chrome; and Eastern Chrome 79% chrome.
(4)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(5)
Equivalent drill spacing of 30m for proven reserve, and 60m for probable reserve has been used for Cerro Matoso reserve classification. For the chrome mines the known (published) continuity of the chromitite layers in the Bushveld Complex allows wide spaced drilling to delineate proven and probable reserves with 600 meter square grid (no structural complexity) with increased drilling density and structural and geological complexity for proven reserve and 1,200 meter square grid for probable reserves.

(6)	Nickel price used to establish economic viability of the ore reserve was US$2.92 per pound, while the chrome price was based on current sales contracts.

The table below details our stainless steel materials production for the three years ended June 30, 2002. Production data is shown on 100% basis.

		BHP Billiton Group Interest (%)	Year ended June 30,
			2002	2001	2000
			(thousands of tonnes)
Nickel	—Cerro Matoso	99.82	40.4	31.8	28.9
	—QNI Yabulu	100	28.5	29.0	25.2

	Total		68.9	60.8	54.1

Steel and Ferroalloys	Chrome ores	60	2,451	3,158	3,726
	Chrome alloys	60	838	908	1,055

INFORMATION ON THE COMPANY

Regulatory and Fiscal Terms

Colombia

In Colombia, except for a few exceptions, the subsoil is owned by the State. The State may authorize private parties to explore and develop mineral deposits under concession contracts. Until 2001, they could also be developed under Exploration and Exploitation Contracts executed with specialised agencies of the Colombian State. However, as of 2001, Colombia’s New Mining Code permits only concession contracts, which are awarded by a single entity and are subject to a standard set of conditions.

During the period of exploitation of the Mining Concessions, Cerro Matoso must pay to the government a royalty of 8% of the minehead value of nickel extracted, determined by reference to the international market price for the nickel contained in the ferronickel (from which price the costs of transport, processing and other costs accruing after the exploitation of the mineral are deducted). During the five years of extension of Concession 866, which is from October 1, 2007 through September 30, 2012, this royalty will be calculated in the form prescribed in Law 141 of 1994: the royalty increases from 8% to 12% and deductible costs decrease from 100% to 75% “of furnace processing costs, handling costs, costs of transport and port costs”.

In 1998, Cerro Matoso signed a contract of “tax stability” with the National Tax Administration, which specifies that CMSA agrees to pay 2% in addition to the general corporate income tax rate of 35%. In return, for a period of 10 years (1998 to 2007), Cerro Matoso is not subject to increases of the income tax rate or to new national taxes or contributions that may be established after that date.

Exchange regulations in force permit the remittance of dividends to foreign shareholders without limitation. Dividends paid or credited on account to domicile foreign shareholders are subject to income tax that must be withheld at the source, at the rate of 7%.

South Africa

A specific category of State-owned mineral rights are known as Alienated State land. Here the State has disposed of the surface rights. The owner of the surface rights obtains the exclusive right to explore and exploit any minerals under their land. Mining companies acquired these exclusive rights by way of Nomination Agreements in perpetuity. However, the Minerals Act 1991 amended applicable provisions so that a mineral lease with the State had to be entered into in respect of such rights by December 31, 1996, or within such longer period as the Minister of Minerals and Energy may determine. Within the BHP Billiton Group, it is only these so-called Section 43 rights held by Samancor Manganese that have not yet been converted to a mineral lease and negotiations with the State are continuing and may be affected by the South African mining charter.

For a discussion of the South African mining charter you should see “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter”.

Market Conditions

We supply the stainless steel industry, which accounts for approximately 70% of our sales of nickel and ferrochrome. Our principal customers, are ten stainless steel producer groups. The other 30% of our sales of nickel and ferrochrome is sold to the specialty alloy, chemical and refractory material industries. In 2001–2002 approximately 43% of shipments of nickel and ferrochrome were to Asia, 45% to Europe, and the balance to other areas. We base our prices for nickel and cobalt on market prices, while we generally determine chrome product prices through quarterly negotiation.

Nickel, chrome and cobalt prices remain volatile, driven by both supply and demand factors. Producers continue to be largely price takers, with active terminal or near-terminal markets defining prices. Factors influencing our stainless steel materials product market in recent years include:

INFORMATION ON THE COMPANY

•	the ready availability of stainless steel scrap, particularly from the former Soviet Union, which is generally a cheaper source of nickel and chrome;

•	the expectation that the laterite processing pressure acid leach technology would lead to an oversupply of nickel and cobalt depressed prices in the late 1990’s;

•
the low cost of establishing ferrochrome production led to an oversupply in primary chrome, which, in combination with the availability of chrome in stainless steel scrap, has significantly depressed prices; and

•	falling world economic activity and particularly industrial production with which nickel and chrome is closely correlated.

Nickel prices historically have demonstrated greater price volatility than most other metals and the recent past has been no exception. In the 1998 Asian economic crisis the price fell below US$2.00 per pound before increasing to over US$4.00 per pound in 2000, at the peak of the recent economic cycle. The nickel price fell briefly to below US$2.00 per pound during the 2001 economic slowdown. By mid-calendar 2002 nickel was trading above US$3.00 per pound. Both nickel supply and demand are price inelastic within the above range and thus low prices tend to take a considerable time to induce plant closures and the price recovery is likely to be sustained only by recovery in the macroeconomic cycle.

INFORMATION ON THE COMPANY

Energy Coal

Our Energy Coal group is the world’s largest producer and marketer of export thermal coal. The map below sets forth the geographic locations of our key energy coal assets.

South Africa

Witbank Region

In the Witbank coalfield region of the Mpumalanga Province in South Africa, we operate five coal mines through our wholly-owned subsidiary, Ingwe Collieries Limited. The five coal mines are Douglas, Khutala, Koornfontein, Middelburg and Optimum. The operation of Rietspruit, a jointly owned mine with a wholly-owned subsidiary of Xstrata was closed during May 2002. The Delmas mine was sold to Kuyasa Mining Pty Limited effective July 1, 2002. The Douglas and Middelburg mines are joint ventures with Xstrata, in which we hold an 84% interest and Xstrata holds the remaining 16% interest. Ingwe Collieries Ltd wholly owns the remaining operations, Optimum, Khutala and Koornfontein.

Douglas was commissioned in 1979. It has a nominal capacity of 7.1 million saleable tonnes per year. Reserves at the Douglas Mine are expected to support production for in excess of 20 years.

Khutala was commissioned in 1984. It has a nominal capacity of 12.3 million saleable tonnes per year. Reserves at the Khutala mine are expected to be sufficient for at least another 30 years. Koornfontein was commissioned in 1964. It has a nominal capacity of 6.0 million saleable tonnes per year. Reserves are expected to be depleted at the Koornfontein mine before 2007.

Middelburg was commissioned in 1982. It has a nominal capacity of 14.2 million saleable tonnes per year. Reserves are expected to be depleted at the Middelburg mine in approximately 15 years. Optimum was commissioned in 1970. It has a nominal capacity of 13.1 million saleable tonnes per year. Reserves are expected to be sufficient at the Optimum mine for approximately 20 years. Rietspruit was commissioned in 1976. It has a nominal capacity of 2.1 million saleable tonnes per year. Reserves were depleted at the Rietspruit mine during 2002 and, as mentioned above, Rietspruit was closed in May 2002.

With respect to the above mentioned five coal mines, the mineral rights are held by Ingwe Coal Operations Limited and they may be mined until the reserves are depleted.

The mining method used depends upon the mine type. The open-cast mines utilize draglines together with truck and shovel operation, while the underground mines adopt the bord and pillar with continuous miners with Douglas also using a continuous haulage. Delmas and Khutala are underground mines, Optimum and Middelburg are opencast, and Douglas, Koornfontein and Rietspruit are both underground and opencast.

We have entered into three coal supply agreements with Eskom, a public electricity service company in South Africa. The first contract between the Duvha Eskom power station and the Middelburg and Douglas mines is in effect until the end of calendar 2014, with a right at the customer’s option to extend for up to an additional 20 years. The price is a stated fixed price with escalation based on certain costs and inflation indices. The second contract with the Hendrina Eskom power station continues until the end of calendar 2008, with a right at the customer’s option to extend for up to an additional 10 years. The price is a stated fixed price with escalation based on certain cost and inflation indices. The final contract with the Kendal Eskom power station expires on November 30, 2031. The price is a cost plus arrangement based on a formula that includes a return on invested capital and inflation price escalation. The total energy coal supplied to Eskom in 2001–2002 was 29.0 million tonnes. In addition, 27.1 million tonnes were sold to other parties in 2001–2002.

INFORMATION ON THE COMPANY

Anthracite Mine

The Zululand Anthracite Colliery, which is located in the province of KwaZulu-Natal, South Africa, 48 kilometers northeast of Ulundi, was commissioned in 1984 to supply anthracite to both local and export markets. We own and operate the colliery. We mine a low ash prime product (8% to 9% ash) and a higher ash middlings product (15% ash). From these products, we screen a number of sized products to customers’ specifications. Total production in 2001–2002 of anthracite was 0.5 million tonnes. The mine has sufficient reserves for approximately another five years of mining and the mineral lease expires in August 2009.

Richards Bay Coal Terminal

The Richards Bay Coal Terminal is located in the province of KwaZula-Natal in the northeast of South Africa. It has a capacity of 72 million tonnes per annum with the ability to handle 34 grades of product. It is owned and managed by its users. We own 37.4% of Richards Bay Coal Terminal and are the largest single shareholder. Anglo American is the second largest shareholder, holding a 27.5% interest.

Australia

Mount Arthur Coal

Our Mount Arthur Coal operations consists of the Bayswater Colliery and the Mount Arthur North development area. Mining activities of the Bayswater Colliery and the Mount Arthur North development area were merged during 2001-2002 and facility now operates as an integrated mining operation.

Bayswater colliery is an open-cut coal mine located in New South Wales, Australia. The colliery has been in operation since 1968. After operating as a joint venture with minority Japanese and Korean participants, we acquired a 100% interest in January 2001.

Mount Arthur North is a coal deposit under development located in upper New South Wales, Australia adjacent to our Bayswater mine. We own the Mount Arthur North development area, which covers approximately 36 square kilometers. After a period of exploration, a development consent was granted by the New South Wales government in May 2001 and a 21-year mining lease was signed with the New South Wales government in June 2001.

We were awarded the exploration license for the Mount Arthur North area after winning a competitive tender process. Our license commits us to supply 15 million tonnes of coal to Macquarie Generation from January 1, 2003 to December 31, 2007.

The costs associated with the Mount Arthur North development are estimated at US$400 million. Our current plan is to use a truck and shovel operation producing 14.6 million saleable tonnes of coal per annum, of which 70% will be for export markets. We intend that the existing export load-out facilities and the existing domestic conveyor will be used to transport the coal. We intend to sell our products predominantly into existing Bayswater markets.

At Mount Arthur Coal, we produce mainly thermal products for electricity generation and general industry use. In 2001–2002, we produced 4.6 million tonnes of saleable coal, which was sold to export and local markets. We export predominantly to Japan, Korea and Taiwan. We sell approximately 75% of our saleable production to export markets. Reserves from the Bayswater mine are expected to be depleted in approximately 15 years, while reserves from the Mount Arthur North coal deposit are expected to be depleted in approximately 30 years. The current Bayswater coal reserves are being assessed as part of the integration with the Mount Arthur North development.

INFORMATION ON THE COMPANY

The Bayswater and Mount Arthur North open-cut mines are truck and shovel operations which use electric shovels for overburden stripping, a fleet of rear dump trucks for overburden removal and excavators and front end loaders to load coal. We conduct the operations on land to which we have title and access from public roads.

We load domestic coal onto a 10-kilometer overland conveyor system that connects the mine directly with the local power stations. We load export coal onto trains from the on-site train load out facility, commissioned November 2001, for delivery to Newcastle Port.

Wyong Areas Coal Joint Venture

As manager and agent for the Wyong areas coal joint venture, we are undertaking the exploration of an area of more than 250 square kilometers in New South Wales, Australia. We anticipate that the coal is low in sulphur and nitrogen, high in energy and capable of yielding both export and domestic products. We have implemented an exploration strategy and conceptual mine planning studies are continuing.

Togara South

We explored the Togara South reserve in central Queensland pursuant to an exploration permit that expired on February 13, 2002. An application was made to the Queensland government in January 2002 to have the exploration permit converted to a five-year mining development lease. A development licence (MDL 340) was granted to us on September 23, 2002. The lease area potentially contains a large coal resource, which may be extractable by underground mining methods. Coal quality parameters have indicated a good quality energy coal with high calorific medium-high volatile matter, low ash and very low sulphur content. Activities are now focused upon a review of the potential integration with the adjacent mining operations managed by BM Alliance.

New Mexico

Navajo Mine

We own the Navajo surface coal mine, which is located in the Navajo Nation, New Mexico. The mine has been in operation since 1963 under a long-term lease from the Navajo Nation. The lease continues for as long as coal can be economically produced. The Navajo mine has the capacity to produce eight to nine million tonnes of coal per year and is the sole supplier of coal to the Four Corners Power Plant operated by the Arizona Public Service Company. We transport coal 25 kilometers from the production areas via our railroad to the Four Corners Power Plant. We sell our coal under two contracts, each continuing until the end of calendar year 2004. The customer has an option to extend these contracts for up to an additional 15 years. The price is a stated amount plus escalation based on certain cost indices plus reimbursement of certain regulatory costs. Contracts are supplemented by an incremental pricing agreement in effect until December 31, 2002. Contractual deliveries have varied annually, principally because of generating plant shutdowns for maintenance and general market conditions. We have commenced discussions with the Arizona Public Service Company to reach an agreement on the terms of extension of the coal supply contracts. The bulk of the power generated at the Four Corners Power Plant is sold in California and Arizona. Reserves at the Navajo mine will not be depleted under the current sale contracts mentioned above as these reserves are only currently ecomonically mineable for Four Corners Power Plant and they are in excess of foreseeable power plant requirements.

San Juan/La Plata Mines

We own the San Juan mine located in New Mexico. The mine began operating in 1974 and, under the lease arrangements applicable to the mine, we are permitted to mine the property as required to meet our coal sales obligations. Most of the San Juan mine mineral leases expire between 2005 and 2010, however they are subject to extention or renewal upon expiration. Reserves at the San Juan mine are expected to be depleted by 2023. We have entered into a coal sales contract for the supply of coal to the San Juan Generating Station operated by the Public Service Company of New Mexico.

INFORMATION ON THE COMPANY

Under this fuel supply contract, we are obligated to supply coal to the San Juan Generating Station until the end of calendar 2017. We determine the price payable under the contract on a monthly basis by a formula that includes partial reimbursement of operating costs, escalation for inflation and a return on invested capital.

We also own the La Plata mine, located northeast of the San Juan mine. This mine provides us with an additional source of coal, which we supply under contract to San Juan Generating Station. The mine began production in August 1986. The La Plata mine has a nominal capacity of 4 million tonnes per year. Reserves at La Plata mine are expected to be depleted by the end of 2002. Under the La Plata mine lease arrangements, we are permitted to operate the mine as required to meet our contractual obligations. We transport coal from the mine by 178 and 200-tonne capacity haul trucks via our haul road.

The bulk of the power generated at the San Juan Generating Station is sold in New Mexico, Arizona and California. The state of New Mexico has passed an electricity deregulation bill that will deregulate electricity sales in 2007.

In October 2000, we approved the development of the San Juan underground mine to replace production from the existing San Juan and La Plata mines. We expect that San Juan underground mine will reach full production by early 2004 after a two-year construction period. We expect that annual production will be 5.9 million tonnes and estimate that total capital expenditure will be US$148 million. The San Juan underground development will significantly reduce the cost of coal supplied to San Juan Generating Station, thereby increasing their competitiveness in the western US power market. We and the San Juan Generating Station have substantially finalized various new agreements and variations to the current coal supply contract to take into account the San Juan underground development.

Colombia

In September 2000, we acquired a one-third interest in Carbones del Cerrejon SA, in the Guajira Peninsula in northeastern Colombia. Each of Anglo American and Glencore International also own a one-third interest in Carbones. Carbones owns and operates the Cerrejon Central mine, which was commissioned in 1992 and has a capacity of approximately 3 million tonnes per annum of high quality export energy coal utilizing a traditional truck and shovel operation. Reserves within the Carbones mining lease are sufficient to maintain production at least until the mining lease expires in 2022.

In November 2000, CZN SA, a consortium owned equally by Anglo American, Glencore and us acquired the Colombian government’s 50% share of Cerrejon Zona Norte, an open-pit coal mine in the northeastern part of Colombia. Cerrejon Zona Norte was commissioned in 1986 and has a nominal capacity of 19 million tonnes per year. The mining method used is a truck and shovel operation with electric shovels for overburden stripping, a fleet of rear dump for overburden removal and excavators and front end loaders to load coal. Intercor, a wholly-owned subsidiary of ExxonMobil Corporation of the United States, owned the remaining 50% interest and was the mine operator. Effective February 21, 2002, Intercor was acquired by the consortium. Reserves within the Cerrejon Zona Norte partnership mining lease are expected to be sufficient to maintain production at least until the mining lease expires in 2034.

Following the Intercor acquisition the Carbones del Cerrejon and Cerrejon Zona Norte mines have been integrated and are now managed independently by the consortium. This combined operation is now called Cerrejon Coal Company.

The combined operation will continue the usage of a rail link to the Puerto Bolivar terminal.

INFORMATION ON THE COMPANY

Reserves and Production

The table below details our energy coal reserves marketable on as received basis in metric tonnes, and are presented in 100% terms as estimated at June 30, 2002.

					Marketable on as received basis
	Deposit(8)(9)(10)	Mining(1) Method	Coal(2) Type	Mined/ Mineable Recoverable Tonnes(3)	Tonnes	Calorific Value(4)	Sulphur	Total Moisture	BHP Billiton Group Interest
				(millions)	(millions)	(Btu/lb)	(%)	(%)	(%)
Assigned Reserves(5)
New Mexico(6)(8)
Operating Mines	Navajo	OC	Th	240	240	8,980	0.64	—	100
	San Juan	OC & UG	Th	130	130	9,400	0.7	—	100
	La Plata	OC	Th	0.9	0.9	9,000	0.7	—	100

Total				371	371	—	—

South Africa
Operating mines	Optimum	OC	Th	404	299	9,980	0.60	8.0	100
	Middelburg	OC	Th	267	224	10,110	0.83	6.6	84
	Douglas	OC & UG	Th	250	177	10,880	0.93	7.3	84
	Koornfontein	UG	Th	31	21	10,410	1.10	7.5	100
	Khutala	OC & UG	Th	467	467	8,040	0.88	8.0	100
	Zululand Anthracite Colliery	OC & UG	Anth	5	3	11,740	0.90	6.3	100

Total				1,424	1,191	—	—	—	—

Australia
Project	Mount Arthur Coal	OC	Th	504	441	11,460	0.60	10.1	100
Colombia
Operating mines	Cerrejon Coal	OC	Th	740	744	11,120	0.80	13.0	33.3
Unassigned Reserves(5)(7)

Project	Leandra North	UG	Th	215	—	9,930	1.0	7.5	100
	Klipfontein	OC	TH	64	—	9,610	0.6	8.0	100
Undeveloped	Pegasus	OC	TH	10	—	10,540	1.0	8.0	100

Total				289	—

(1)	Mining method: OC = open-cut, UG = underground
(2)	Coal type: Th = thermal coal and Anth = Anthracite
(3)
Recoverable coal reserve (tonnes) is the sum of proven and probable coal reserve estimates, which include allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable coal reserve (tonnes) are the tonnages of coal available, at specified moisture and quality, for sale after beneficiation of the recoverable coal reserves. You should note that where the coal is not beneficiated the recoverable tonnes is the marketable tonnes.

INFORMATION ON THE COMPANY

(4)	Coal quality is for a potential product rather than the in situ quality and is on as received basis.
(5)
Assigned reserves represent recoverable coal reserves that we have committed to mine at locations operating at June 30, 2001. Unassigned reserves represent coal at suspended locations and coal that has not been committed, and that would require new mine development, mining equipment or plant facilities before operations could begin on the property.

(6)	Mining recovery for Navajo Mine is 95%. Mining recovery for San Juan surface mining is 95% and for underground mining 55%.
(7)	The unassigned, undeveloped coal reserves are based on feasibility studies.
(8)
Drill spacings of between 125m by 125m and up to 750m spacing are used for energy coal proven reserves. A drill spacing of 500m to 1000m is used for probable reserves at New Mexico; for the South African and Colombian sites the probable reserve category is not used.

(9)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(10)	Prices used to establish the economic viability of energy coal reserves are based on current contract prices.

INFORMATION ON THE COMPANY

The table below sets forth our energy coal production for the three years ended June 30, 2002. Production data shown is our share unless otherwise stated.

	BHP Billiton Group Interest	BHP Billiton Group Share of Production
		Year ended June 30,
		2002	2001	2000
	(%)	(millions of tonnes)
Energy Coal
New Mexico	100	13.20	14.90	15.50
Optimum	100	12.49	13.10	13.30
Middelburg	84	14.15	14.25	14.07
Douglas	84	7.07	7.31	5.90
Koornfontein	100	6.08	5.32	5.98
Khutala	100	12.31	12.80	13.14
Rietspruit	50	1.44	2.13	2.57
Delmas	100	1.64	2.25	2.70
Glisa	100	—	0.44	0.83
Matla	50	—	3.20	7.28
Zululand Anthracite Colliery	100	0.53	0.51	0.54

Sub total		55.71	61.31	66.31
Australia
Mount Arthur Coal	100	4.6	5.3	3.5
Colombia(1)	16-33	4.7	2.9	—
Indonesia(2)	80	4.5	8.4	8.7

Total		82.7	92.8	94.1

(1)
We acquired our Colombian energy coal interests in September and November 2000. In addition, on February 21, 2002, we acquired another one-sixth interest in Cerrejon Zona Norte, increasing our interest to one-third of Cerrejon Zona Norte. As a result of this transaction, we currently own a one-third interest in both our Colombian coal assets.

(2)
The BHP Billiton Group historical energy coal production from Indonesia has been sourced from PT Arutmin mine and Kendilo mine. We sold our 80% share of PT Arutmin on November 30, 2000 and now only provide marketing services to the operation. Production at the Kendilo mine ceased in September 2002.

Regulatory and Fiscal Terms

South Africa

Please refer to the discussion contained within the business description for the Carbon Steel Materials subsection under the subheading “Regulatory and Fiscal terms — South Africa”.

You should also refer to the subheading “Business Description — Carbon Steel Materials — Regulatory and Fiscal Terms — South African Mining Charter” above for a discussion of the South African mining charter.

INFORMATION ON THE COMPANY

Colombia

Please refer to the discussion contained within the business description for the Stainless Steel subsection under the subheading “Regulatory and Fiscal terms – Colombia” on page [62]. Different royalty rates apply to the various energy coal contracts to which the entities in which we own a share are a party. The 35% income tax rate and the 7% remittance tax rate described apply to our Colombian energy coal interests.

Market Conditions

Coal is one of the world’s most extensive, affordable and geographically diverse natural sources of energy. Energy coal, also referred to as “steaming coal” and “thermal coal”, is used in combustion processes by electricity producers and industrial users to produce steam for electricity and heat. Demand for energy coal arises principally from its use as a fuel, with approximately 93% of energy coal used for electricity generation and heating.

The export energy coal market generally refers to the supply of energy coal to countries with insufficient or uneconomic domestic coal production. The global export energy coal market is largely a seaborne market, with land traded coal accounting for typically 9% of exports. Key coal exporting nations, like Australia and South Africa, ship coal into the Pacific market and Europe.

The export energy coal market is the most rapidly growing segment of the global coal industry, having expanded by 6.1% per annum from 1996 to 2000, from 275 million tonnes to 348 million tonnes and 11% in 2001 to 386 million tonnes. Coal trade in the Pacific market grew at an average annual growth rate of 8.6% for the four years to 2000 and 10% in 2001. Similarly, the Atlantic market grew at an annual growth rate of 3.0% for the four years to 2000 and 14% in 2001.

Growth in energy coal demand is closely related to growth in electricity consumption. The Energy Information Administration reports that net worldwide electricity consumption increased at an average rate of 2.2% per annum between 1990 and 1999, and is projected to increase at an average rate of 2.4% per annum from 1999 to 2020, with the highest growth rates expected in Asia. The demand for electricity will continue to be driven by population growth and increases in per capita income. In 2001, coal provided approximately 39% of the energy used for global electricity generation. Seaborne energy coal imports are expected to increase to satisfy this growing demand.

The cost of fuel is typically the largest variable cost involved in electricity generation. Energy coal, natural gas, oil, nuclear energy and hydropower compete as sources of energy. On an energy basis, coal is currently the cheapest fossil fuel for electricity generation. Coal prices have remained relatively stable and consistently below oil and gas prices.

Most of the growth in energy coal exports in recent years has come from Australia, China, Colombia, Indonesia and South Africa. Over the forecast period increased demand is expected to be met primarily by supply growth from China, Colombia, Australia and Indonesia.

Australia is the largest exporter of energy coal. It benefits from a particularly strong position in the Japanese market where it accounted for approximately 55% of all energy coal imports in 2001. Australia’s leading position is a result of its high quality reserves, competitive production costs, history of reliable supply and relative proximity to key Asian markets.

INFORMATION ON THE COMPANY

China, the second largest exporter of energy coal, has rapidly increased its exports in recent years. Due to a number of factors, including increasing domestic demand, the reduction of both production and transport export subsidies, and the reduction in stock piles following the imposition of market controls by the Chinese government, this rate of increase is expected to diminish.

Indonesia is the third largest exporter of energy coal. Despite Indonesia’s proximity to key Asian markets, Indonesian energy coal exports have been adversely affected by Indonesia’s political instability and a regulatory climate that inhibits foreign investment in Indonesia. In addition, most of Indonesia’s coal production is of a poor quality, and growing internal demand for coal is a further limitation on Indonesia’s ability to export energy coal.

South Africa is the fourth largest exporter of energy coal, with most of its exports going to the European market. Its strong market share is primarily due to reliability of supply, a competitive domestic cost structure and freight rates comparable with its major competitors.

Colombia, the fifth-largest exporter of energy coal, has low cost, high quality reserves, and a close proximity to the growing US market.

Diamonds and Specialty Products

The Diamonds and Specialty Products group is our newest Customer Sector Group and encompasses the existing businesses of diamonds, titanium minerals, Integris and Exploration & Technology. Our Ekati Diamond Mine™, of which we own 80%, is located in the Canadian Northwest Territories and currently produces approximately four million carats of rough gem-quality diamonds annually. Ekati Diamond Mine™’s annual production represents approximately 3% of current world diamond production by weight and 6% by value. Richards Bay Minerals, of which we own 50% is a heavy mineral sands mine and smelter based in South Africa. Integris is a 50% owned metals distributor with branches throughout Canada and the United States. Exploration is tasked with growing our mineral resources through both greenfield and brownfield discovery. Technology is tasked with ensuring the use of optimal technology across our operations as well as generating growth opportunities through development of new technologies.

Ekati Diamond MineTM

The Ekati Diamond Mine™ is located in the Northwest Territories in Canada. The mine is located approximately 300 kilometers northeast of Yellowknife. Normal access to the site is provided by aircraft. Road access is available for about 10 weeks by ice road from late January to early April. Major facilities at the mine include camp accommodations, a truck maintenance shop with office complex, an equipment warming shed, the process plant and a power house capable of producing 22 megawatts of electricity.

The mine plan is based on multiple kimberlite pipe development. Initially, open pit or surface mining has been used. Present operating pipes include Panda and Koala, which are adjacent to the main facilities, and Misery, which is located about 30 kilometers southeast of the main camp. Underground development is currently in progress for the Koala North pipe, with production expected to commence in 2003. Future pipes include Fox, located 7 kilometers southwest of the main camp, and Sable, located 19 kilometers north of the main camp. Mining of the Panda pit started in early 1997. The processing plant began operation in mid-1998. Initial ore production was estimated to be 9,000 tonnes per day in the project’s original feasibility study. Production is currently averaging 10,500 tonnes per day and further “de-bottlenecking” is expected to modestly increase this production level.

We own an 80% interest in the Core Zone joint venture that manages the property on which the mine is located. The other participants in the Core Zone joint venture are Charles E. Fipke and Stewart L. Blusson, each of whom holds a 10% interest. We also hold a 58.8% interest in property managed by the Buffer Zone joint venture. The other participants in the Buffer Zone joint venture are Archon Minerals Limited, which holds a 31.2% interest and Charles E. Fipke, who holds a 10% interest. Tenure is secured through ownership of 374 mineral claims or mining leases. Mining leases have

INFORMATION ON THE COMPANY

been granted for reserves until 2017, a period sufficient to cover production from current proved and probable reserves. At July 31, 2002, the joint venture had converted 262 claims totaling 608,622 acres to lease. We intend to convert all remaining mining claims to mining leases.

The joint venture has continued surface exploration activities throughout the mine property area. Exploration core drilling of geophysical and geochemical targets during summer 2001 confirmed 8 additional kimberlite pipes bringing the total number of known kimberlite occurrences on the property to 146. Further exploration and engineering studies are expected to bring some of these pipes into the mine plan.

Reserves and Production

The table below details our diamonds reserves (in dry metric tonnes and 100% terms), estimated at June 30, 2002.

	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserves		BHP Billiton Group Interest	Recoverable Product(1)
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(millions)	(Carats/tonne >1.5mm size)	(millions)	(Carats/tonne >1.5mm size)	(millions)	(Carats/tonne >1.5mm size)	(%)	(Carats in millions)
Diamonds
Ekati (2)(3)(4)	27	1.2	12	1.1	40	1.2	80	46

(1)	These figures are expressed in terms of the recoverable quantity of marketable product.
(2)	Drill spacings of 25m by 25m and 50m by 50m are used to classify proven and probable reserves, respectively.
(3)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(4)	Diamond prices used for pit optimizations and ore reserves reflect current marketing conditions.

The table below details our share of diamonds production for the years ended June 30, 2002, 2001 and 2000. The BHP Billiton Group interest in Ekati™ increased from 51% to 80% effective July 3, 2001, when we acquired a controlling interest in Dia Met Minerals Ltd., which corporation was subsequently wholly acquired on October 30, 2001.

	Year ended June 30,
	2002	2001	2000
	(‘000 carats)
Diamonds
Ekati™ (Canada)	3,650	1,428	1,301

INFORMATION ON THE COMPANY

Regulatory and Fiscal Terms

In Canada, title to land is divided into a) surface rights, which can be acquired from the government (or the current owner thereof) and registered in Land Title or Registry offices within each Province or Territory, and b) mineral rights which are reserved to the government in most land grants and are granted by license or lease to permitted miners or prospectors for a fixed term, subject to compliance with specified annual rental and performance obligations. The government’s title both to the land and the mineral rights has primacy, subject only to the burden of proven aboriginal title. Under the Constitution Act, 1867, the title to all mines, minerals and royalties was passed to the Provinces, which regulate the acquisition and development of mineral claims through provincial mining or mineral tenure legislation. The Northwest Territories is one of the few jurisdictions in Canada where the bulk of government lands remain under federal control, with the acquisition and maintenance of title being governed by the Territorial Lands Act and the Canada Mining Regulations, the administration of which is handled by the federal Department of Indian Affairs and Northern Development. Development of pipes at the Ekati Diamond Mine™ is regulated by the Mackenzie Valley Land and Water Board under the auspices of the Mackenzie Valley Resource Management Act of the Northwest Territories.

Market Conditions

Production from the Ekati Diamond Mine™ represents approximately 6% of the world supply by value. The principal supplier, controlling over 40% of global production, is De Beers, which combined with global contracts, gives them a market share of nearly 60%. The other main independent sources are in Angola with approximately 10% of supply and in Australia with approximately 4%.

Under a three-year contract which expires in December 2002, 35% of run-of-mine production is sold to De Beers. The remaining 65% of Ekati™’s rough production is sold independently by BHP Billiton Diamonds Inc. We have formally advised De Beers that we will not be reviewing our marketing agreement with them, meaning that beginning in January 2003 BHP Billiton Diamonds Inc. will be marketing 100% of Ekatis™ production. During the life of the De Beers agreement, approximately 50% of the mine’s production is sold to regular customers, approximately 8% by auction or negotiation to a much larger number of “window” customers principally for market testing, and approximately 7% to three cutting factories in Yellowknife, Canada. All these sales are made in 10 cycles per year, roughly at five-weekly intervals, which is standard industry practice. One of the Yellowknife cutting factories is supplying polished diamonds for a test branding program selling high quality polished diamonds under the Ekati™ brand name, distributed through licensed retailers, principally in Canada. We also sell high quality polished diamonds (produced by 2 of our regular customers) under the Aurias™ brand name, distributed through licensed retailers in Australia and Singapore. In November 2002, we began the phase out of the Ekati™ brand and have begun marketing globally using the Aurias™ brand.

Titanium minerals

Our interest in titanium minerals consists of our effective 50% interest in Richards Bay Minerals and a 100% interest in the TiGen minerals sands project in Mozambique. Richards Bay Minerals is jointly owned with Rio Tinto. Richards Bay Minerals’ operations are located near Richards Bay in the province of KwaZulu-Natal, South Africa. These operations involve the mining of heavy mineral sands to produce ilmenite, natural rutile and zircon. Richards Bay Minerals processes the ilmenite to produce titanium dioxide slag and high purity iron. Richards Bay Minerals was formed in 1976 to mine and beneficiate the sands in the coastal dunes north of Richards Bay.

Richards Bay Minerals has rights to over 1 billion tonnes of heavy mineral sands reserves. This should be sufficient to sustain mining for approximately 20 years. In the early 1990s, a new furnace and mining plant were installed at a total cost of US$300 million. The fifth sand mining plant, Mining Plant E, was completed under budget in November 1999 at a cost of approximately US$189 million. The plant is fully commissioned and operating at design capacity. This plant, along with an expansion to Mining Plant A, also completed in 1999, should allow Richards Bay Minerals to maintain an annual titanium slag capacity of around one million tonnes for the foreseeable future. Due to oversupply in the market, Richards Bay has recently been operating at approximately 70% capacity.

INFORMATION ON THE COMPANY

Richards Bay Minerals has full rights to the mining leases of all its reserves. Richards Bay Minerals’ mining leases are valid for the remainder of the mine life. This may be affected by the South African mining charter. Refer “Business Description  —  Carbon Steel Materials  —  Regulatory and Fiscal Terms  —  South African Mining Charter”.

Richards Bay Minerals recently completed construction of a plant to further upgrade the quality of a portion of its zircon, which it intends to direct towards more technically demanding ceramic applications.

Richards Bay Minerals mines heavy mineral sands from five ponds located in coastal dunes using a dredging process. A large artificial freshwater pond is created in the dunes, on which the dredge and concentrator plant float. Burrowing into the mining face of the dune, the dredge advances at a rate of two meters to three meters per day, depending on the height of the dune. As the sand face is undermined it collapses into the pond, a slurry is formed and is sucked up and pumped to a floating concentrator. In the concentrator, the heavy minerals are separated from the lighter sand particles by using a gravity separation process, and stockpiled as heavy mineral concentrate for transportation to the mineral separation plant. The sand residue is used for dune reshaping and rehabilitation.

The heavy mineral concentrate is transported from the mining plants to the mineral separation plant where the material is passed over a series of magnets that remove the ilmenite which is set aside to be fed into the smelter.

The non-magnetic minerals, including zircon and rutile, remain and are further processed by means of an electrostatic process which takes advantage of the difference in the electrical conductivity of the minerals. Zircon and rutile can be dispatched and sold in their raw form, although some zircon is upgraded to produce a higher quality product by the removal of various impurities.

The ilmenite, containing approximately 50% titanium dioxide, is transferred by conveyor for further beneficiation, which involves smelting. Controlled quantities of calcined ilmenite and charred coal are fed into electric furnaces at the smelter where the mixture is reduced to produce titanium dioxide slag, with a grading of titanium dioxide of approximately 85% and high purity iron. The slag is tapped into moulds and the iron into ladles. The high purity iron undergoes further treatment whereby chemical additives are injected to obtain various grades of low manganese pig iron.

Virtually all of the titanium dioxide slag produced by Richards Bay Minerals is suitable for the chloride process of titanium dioxide pigment manufacture and is sold internationally under medium-term contracts. The zircon, rutile and pig iron are sold as end products both internationally and locally.

We have a 100% interest in TiGen, a heavy mineral sands resource located at Moebase in Mozambique, 500 kilometers north of Beira. A preliminary feasibility study was completed in 1996 and concluded that the ilmenite from Moebase could be treated to produce a good quality chlorinatable slag. In 1997, we began a phased feasibility study of TiGen, which has not yet been completed. Test work and analysis relating to this study is also being conducted. Results to date indicate that the resource contains ilmenite, rutile and zircon and is one of the world’s major heavy mineral sands deposits, comparable in size to Richards Bay Minerals.

Reserves and Production

The table below details our titanium minerals reserves in metric tonnes as estimated at January 1, 2002.

	Ore type	Proved Reserve	Probable Reserve	Total Reserves	BHP Billiton Group Interest
		(millions of tonnes)			(%)
Titanium Richards Bay Minerals	Ti02 Slag	9.72	14.5	24.21	50

INFORMATION ON THE COMPANY

The table below shows Richards Bay Minerals titanium minerals production for the three years ended December 31, 2001, in which we have a 50% interest. The data shown below is sourced from TZMI Mineral Sands Annual Report 2001.

	Year ended December 31,
	2001	2000	1999
	(thousands of tonnes)
Titanium slag(1)(2)	875	950	1,000
Rutile(3)	90	100	105
Zircon(3)	210	210	220

(1)	TZ Minerals International Pty. Ltd. estimates Richard Bay Minerals’ slag production from a variety of industry sources.
(2)	Chloride slag represents approximately 90% of our total production.
(3)	TZ Minerals International Pty. Ltd. estimates Richards Bay Minerals’ rutile and zircon production from a variety of industry sources.

Market Conditions

Over 90% of the world’s titanium is used in the form of titanium dioxide pigment in the paint, paper and plastics industries. Titanium dioxide pigment is produced from titanium dioxide feedstocks, namely rutile, synthetic rutile, titanium dioxide slag and ilmenite. These feedstocks are derived predominantly from titaniferous minerals occurring in heavy mineral sands. Ilmenite and rutile occur naturally in heavy mineral sands, while synthetic rutile and titanium dioxide slag are produced by processing ilmenite.

There are two ways of producing titanium dioxide pigment from feedstock, namely the chloride process and the sulphate process. The chloride process requires feedstocks with a higher titanium dioxide content, such as rutile, synthetic rutile, some titanium dioxide slag and ilmenite, and is capable of producing pigment of superior color and quality for a number of end uses. Accordingly, chlorinatable titanium dioxide feedstocks achieve premium prices and the chloride process is now more commonly used. Approximately 60% of the world’s pigment processing capacity currently uses the chloride process and it is expected that this share will continue to grow.

Titanium dioxide pigment consumption has historically grown largely in line with North American and European GDP. Overall, demand for titanium dioxide feedstock should grow in line with titanium dioxide pigment consumption, although demand for chlorinatable feedstock is expected to grow at a higher rate. The bulk of demand for titanium dioxide feedstocks comes from a few major consumers, including Du Pont, Tioxide, Kerr McGee Chemicals, Millennium Chemicals and Kronos. The bulk of supply comes from a number of major producers, including Richards Bay Minerals, QIT, a subsidiary of Rio Tinto, and Iluka. Richards Bay Minerals is the second largest producer of titanium dioxide slag with approximately 18% of global titanium dioxide feedstock output in terms of contained titanium dioxide units. Supplies of titanium dioxide slag feedstocks are increasing and may increase further in the future as a result of increased production by recent and prospective entrants to the industry, such as Anglo-American and Kumba Resources.

By-products of heavy mineral sands mining and titanium dioxide slag production include zircon and high purity iron. Zircon is extracted, alongside ilmenite and rutile, as part of the initial mineral sands beneficiation process. The major applications of zircon are as an opacifier in ceramic glazes, in the production of steel and glass and as a moulding sand in foundries. In producing titanium dioxide slag, ilmenite smelters can recover iron in the form of high purity pig iron from which low manganese pig iron is produced. This is a niche product at the upper end of the iron market and is used mainly in ductile iron castings in the automobile industry.

INFORMATION ON THE COMPANY

Technology

We operate two industrial research and development laboratories, in Newcastle, Australia and Johannesburg, South Africa, which serve the needs of our customer sector groups. The tasks of the laboratories are to:

•	assure optimal technology is employed at our operations;

•	support our marketing programs, especially in carbon steel, with predictive modeling of various material sources when used by our customers in their products; and

•	develop new technology to provide growth for BHP Billiton.

The first two activities mentioned above form the bulk of our work and to ensure alignment with the customer sector groups, are paid for by the business groups. Our proprietary Falcon® gravity gradiometry is a good example of the type of new technology development we are seeking. The number of staff directly employed on these activities is approximately 180.

The two research laboratories have as their main activities:

•	Newcastle – mining, ferrous and non-ferrous minerals processing, hydrometallurgy, pyrometallurgy, mineralogy, process control, product performance, and sustainability.

•	Johannesburg – non-ferrous minerals processing, bio-mining, remediation, process engineering, chemistry, microbiology and mineralogy.

Integris Metals

Integris is a metals distribution business operating in Canada and the United States. This business acts as an intermediary between high volume, bulk producers of metals and low volume customers seeking to use these materials to produce end-products. The largest customers are manufacturers of on-highway trucks and kitchen goods. In addition to the aluminium and stainless steel distribution businesses, where Integris has an approximate 22% market share, the company also has smaller businesses in iron, copper and other metals.

Integris is headquartered in Minneapolis, Minnesota and distributes its goods through plants in approximately 56 cities. The business is owned equally by BHP Billiton and Alcoa and employs approximately 2,550 people.

Exploration

Our Exploration group seeks to expand our mineral inventory at new and existing sites. Targets for this group generally are large, potentially low cost mining projects. Minerals targeted include diamonds, copper, coal, iron ore and nickel. The process of discovery runs the full range from early stage mapping through drilling. The program is global and prioritizes targets, consistent with our assessment of the relative attractiveness of each mineral.

Our exploration activities are organized from three principal offices in Brisbane, Australia, Vancouver, Canada and Santiago, Chile. The headquarters for the exploration group is in Melbourne, Australia. The group currently has approximately 160 employees.

INFORMATION ON THE COMPANY

Petroleum

Our principal activities in the petroleum sector are oil and natural gas exploration, production and development in Australia, the United Kingdom, the United States, Algeria, Pakistan and Bolivia and exploration interests in the United States, Australia, Algeria, Gabon, Trinidad, Angola, Pakistan, Brunei Darussalam, South Africa and Brazil. The map below sets forth the geographic locations of our key petroleum assets.

Operating Assets

Australia/Asia

In Australia we source production from Bass Strait, the North West Shelf, the Laminaria and Corallina oil fields and the Griffin Project.

Bass Strait

The Bass Strait oil and gas fields are located in the Gippsland Basin, offshore southern Australia. First production commenced in 1968. We have a 50% interest in the Bass Strait fields, Esso Australia Resources Pty Ltd has the other 50% and acts as operator. Production from most of the fields is subject to an overriding 2.5% royalty payable to Oil Basins Limited.

Most of the natural gas produced is sold under a long-term contract to Gascor, a Victorian government-owned entity, for on-sale to retailers for distribution throughout Victoria to meet its residential and commercial gas requirements. The contract is due to expire on December 31, 2009 or the depletion of the outstanding contractual volumes of 1,204 billion cubic feet of natural gas, whichever is the earlier. The annual contract quantity is 167 billion cubic feet per annum and the maximum take is 217 billion cubic feet per annum. The current gas price is A$3.05 per thousand standard cubic feet and is escalated each year in accordance with the Australian Consumer Price Index (CPI). In 2001–2002, total gas production averaged approximately 540 million cubic feet per day (gross) and ethane production averaged approximately 460 tonnes per day (gross).

Most crude oil and condensate is dispatched from the fields to refineries in the State of Victoria, while the balance is sold elsewhere in Australia or overseas. Gross oil production during 2001–2002 averaged 157,000 barrels per day.

LPG (liquefied petroleum gases) extracted from the natural gas and crude oil reserves is sold in Australia and overseas. LPG production during 2001–2002 averaged 2,700 tonnes per day (gross).

In December 2002 we, together with Esso Australia, completed the construction of a fourth Bass Strait gas pipeline from the Bream field into the joint venture’s Gippsland production network.

In April 2001, together with Esso Australia, we signed a long-term supply agreement with Duke Energy International for the introduction of approximately 51 million cubic feet of natural gas per day to Tasmania. This followed a long-term gas transport agreement we and Esso signed with Duke Energy International in December 1998 for the transportation of Bass Strait natural gas to New South Wales. Gas was first delivered to New South Wales in August 2000 and averaged 52 million cubic feet per day in 2001–2002.

INFORMATION ON THE COMPANY

Our share of estimated proved reserves in Bass Strait at June 30, 2002 was 211 million barrels of oil, condensate and LPG and 1,675 billion cubic feet of natural gas.

We are pursuing a strategy of seeking additional reserves in the Bass Strait in order to enhance existing production levels with high value incremental developments. We and our joint venture partner Esso Australia, have completed the acquisition of the largest three-dimension seismic survey ever done in Bass Strait. The 3,900-square kilometer survey covered all of the joint venture’s northern oil and gas fields, and was designed to identify hydrocarbon targets over a range of geological horizons.

North West Shelf

The North West Shelf Project is an unincorporated joint venture of six participants, operated by Woodside Energy Ltd. The project was developed in two major phases: the domestic gas phase, which supplies gas to the Western Australia domestic market; and the LNG phase, which supplies LNG (liquefied natural gas) to Japan. The project also produces crude oil, condensate and LPG, primarily for export.

The domestic gas participants are Woodside Petroleum (50%), BP Developments Australia Pty Ltd (16.67%), Chevron Texaco Australia Pty Ltd (16.67%), our wholly-owned subsidiary BHP Billiton Petroleum (North West Shelf) Pty Ltd (8.33%) and Shell Development (Australia) Pty Ltd (8.33%). When domestic gas sales exceed 500 million cubic feet per day, ownership of the incremental gas is shared equally between all domestic gas participants and Japan Australia LNG (MIMI) Pty Ltd (jointly owned by Mitsubishi Corporation and Mitsui & Co), with each participant holding a 16.67% share. Participants in the LNG phase include the domestic gas participants and Japan Australia LNG (MIMI), each with a 16.67% interest.

The onshore gas treatment plant is located at Withnell Bay on the Burrup Peninsula, 1,200 kilometers north of Perth, Western Australia and is supplied by the offshore North Rankin, Goodwyn, Perseus and Echo Yodel gas and condensate fields. Raw gas is transported through an undersea pipeline owned by the venture to the onshore plant. Production from these fields meets current contractual requirements for the domestic gas and LNG phases of the project. Plans are in place to develop the Angel field, and a group of smaller static resources, to meet future market requirements.

Production from the North Rankin and Perseus fields is through the North Rankin A platform, which has the capacity to produce 1,800 million cubic feet per day of gas and 40,000 barrels per day of condensate. In 2001–2002, the facility produced 870 million cubic feet per day of gas and 24,000 barrels per day of condensate (gross).

Production from the Goodwyn and Echo/Yodel fields is through the Goodwyn A platform, which has the capacity to produce 1,100 million cubic feet per day of gas and 130,000 barrels per day of condensate. Production from the smaller Echo/Yodel gas condensate field located south west of the Goodwyn A platform commenced in December 2001 and has an expected life of four years. In 2001-2002, total production from the Goodwyn facility averaged 660 million cubic feet per day of gas and 78,000 barrels per day of condensate (gross).

The existing LNG plant has the capacity to produce 21,750 tonnes of LNG per day or 7.5 million tonnes per annum. The project sells approximately 7.3 million tonnes of LNG per year under long-term contracts to Japanese buyers. These contracts will expire in 2009. LNG production during 2001–2002 averaged 21,350 tonnes per day (gross). In 2001–2002, 130 LNG cargoes were delivered to Japanese buyers.

Construction of a fourth liquefaction train and offshore trunkline to support an expansion of the existing LNG business commenced in calendar year 2001. The expansion involves the construction of a 4.2 million tonnes per year liquefaction processing train and a 42-inch gas trunkline to be installed over a distance of 135 kilometers from existing production platforms to the onshore processing plant. We expect first commercial production from the new facilities by mid calendar year-2004. The project has also ordered an additional LNG carrier to deliver some of the sale volumes

INFORMATION ON THE COMPANY

associated with the expansion project. Our share of costs of the liquefaction processing train, pipeline and the additional carrier is expected to be approximately US$270 million.

Sales arrangements underpinning the expansion are in place with six Japanese gas and power companies for the supply of 3.9 million tonnes per year of LNG, for contracted periods of between 20 years and 30 years.

The North West Shelf domestic gas plant has a capacity of one billion cubic feet per day. The gas is delivered via pipeline to customers in Western Australia under long-term agreements. Production of domestic gas in 2001–2002 averaged 450 million cubic feet per day (gross).

In December 2001, the North West Shelf joint venture participants signed a conditional Sales and Purchase agreement with Methanex Corporation to supply it with 180 million cubic feet of gas per day for 25 years from 2005 for its proposed methanol plant to be located on the Burrup Peninsula.

In October 2002, the North West Shelf joint venture participants signed Sales and Purchase agreements with the Guangdong LNG Project, for the purchase and supply of LNG from the North West Shelf. The agreements were signed by the six NWS LNG Sellers and cover the supply of approximately 3.3 million tonnes of LNG per year to Phase One of the Guangdong LNG Project for a period of 25 years starting in late 2005.

The Guangdong LNG project is China’s first LNG project and involves the construction of an LNG import terminal and high-pressure gas pipeline in two phases.

It is also proposed that as part of the deal that:

•	The China National Offshore Oil Company (CNOOC) will have the opportunity to acquire a participating interest in the NWS Project gas reserves and production that will supply gas to Guangdong; and

•
The NWS Project and the Chinese shipping companies, COSCO and China Merchants, will establish ship owning and ship management companies for LNG transport to Guangdong. Two to three LNG ships will be required to service the China trade route.

LPG production began in November 1995 and production in 2001–2002 was 840,000 tonnes (gross). We have 16.67% interest in the LPG production.

The project’s crude oil production is from the Wanaea, Cossack, Lambert and Hermes oil fields which are located about 30 kilometers north east of the North Rankin field. The oil is produced to a floating production storage and offloading unit, the Cossack Pioneer and production averaged 120,000 barrels of oil per day (gross) in 2001–2002.

Our share of estimated proved reserves in the North West Shelf at June 30, 2002 was 2,222 billion cubic feet of gas and 98 million barrels of crude oil, condensate and LPG.

Laminaria and Corallina

We are a participant in the Laminaria and Corallina joint venture with Woodside Energy Ltd and Shell Development (Australia) Pty Ltd. Woodside Energy Ltd is the operator of the venture. The Laminaria and Corallina fields are located in the Timor Sea, about 550 kilometers north-west of Darwin and 160 kilometers south of Timor in production licenses AC/L5 and WA-18-L. The Laminaria field was discovered in 1994 and the Corallina field in 1995. We have a 32.6125% working interest in the Laminaria oil field, with Woodside holding a 44.925% interest and Shell holding a 22.4625% interest. We have a 25% interest in the Corallina oil field, Woodside has a 50% interest and Shell has a 25% interest.

INFORMATION ON THE COMPANY

The oil from these fields is produced by a floating production storage and offloading unit, the Northern Endeavour.

In 2001–2002, production from the facility averaged 97,000 barrels of oil per day (gross) and is subject to a steep decline.

In May 2001, the Laminaria oil project venturers approved a production enhancement project to accelerate production from the existing reserves base and also to access additional undeveloped oil reserves. The project involved the drilling of two infill wells in the Laminaria field and production commenced in June 2002 at an initial peak rate of approximately 70,000 barrels of oil per day (gross), increasing to a rate of approximately 130,000 barrels of oil per day (gross), although we anticipate a rapid decline.

At June 30, 2002, our share of estimated proved reserves in the Laminaria and Corallina fields totaled 10 million barrels of crude oil.

Carnarvon Basin

We are the operator of the Griffin oil and gas project, which includes the Griffin, Chinook and Scindian fields in the Carnarvon Basin, offshore Western Australia. We hold a 45% interest in the project, Exxon Mobil holds a 35% interest and Inpex Alpha Ltd holds the remaining 20% interest.

The Griffin Venture first produced oil through its floating production storage and offloading facility in January 1994. Production for 2001-2002 averaged 33,000 barrels per day of oil (gross).

We pipe natural gas to shore, where it is exported directly into a pipeline and sold under long-term contracts. Gas production in 2001-2002 averaged 24 million standard cubic feet per day (gross).

At June 30, 2002 our share of estimated proved reserves in the Griffin, Chinook and Scindian fields totaled 7 million barrels of crude oil and 8 billion cubic feet of gas.

Pakistan

In Pakistan, we held an initial 47.5% pre-discovery interest in Dadu joint venture, which we operate. The government of Pakistan had a 5% interest and the right to increase its interest to 25% in the case of a commercial discovery.

In 1998, the Dadu joint venture discovered gas in the Zamzama-1 well under the Dadu exploration permit. An appraisal program identified commercial reserves. We have since undertaken an initial development through an extended well test with our joint venture partners. In April 2000, the Dadu joint venture signed a gas sales and purchase agreement and a gas pricing agreement with the government of Pakistan and Sui Southern Gas Company for the extended well test volumes. Production commenced in March 2001 and gross production from Pakistan during this extended well test phase for 2001-2002 averaged 92 million cubic feet per day (gross).

In March 2002, we and our partners approved the full field development of the Zamzama gas field. This followed the Dadu joint venture signing the two gas sales and purchase agreements with the government of Pakistan, Sui Southern Gas Company and Sui Northern Gas Pipelines Company Limited. The agreements cover the supply of up to 320 million cubic feet per day of gas over the expected field life of 20 years. In April 2002, the government of Pakistan granted the Dadu joint venture a 20-year development and production license for the full field development of the Zamzama discovery.

The field development will require two additional processing trains, which will be located on the existing extended well test plant site, and the drilling of a minimum of three development wells. First gas from the full field development is

INFORMATION ON THE COMPANY

anticipated to commence in the third quarter of 2003 and our share of capital expenditure for this phase is expected to be US$40 million.

In April 2002, the government of Pakistan elected to increase its working interest to 25%, thus reducing our post-discovery interest to 38.5%.

At June 30, 2002 our share of estimated proved reserves in the Zamzama field totaled 390 billion cubic feet of gas.

Americas

Gulf of Mexico

Our Gulf of Mexico production is sourced from five producing assets: Typhoon, West Cameron 76, Green Canyon 18/Ewing Bank 988, Green Canyon 60 and Genesis.

We have a 50% working interest in the Typhoon oil and gas development, located in Green Canyon Blocks 236 and 237. Chevron has the other 50% working interest and is the operator. The field is located in 600 meters of water approximately 100 kilometers off the coast of Louisiana, and was our first deepwater Gulf of Mexico development. The field development consists of the subsea completion and tie back of four existing appraisal wells to a local host mini tension leg platform. First production was in July 2001; peak production of approximately 38,600 barrels of oil and 50 million cubic feet of gas per day was reached in April 2002. In 2001-2002 production from the Typhoon facility averaged 30,000 barrels per day of oil and 34 million cubic feet of gas (gross).

In December 2000, the US Minerals Management Service granted the Typhoon field owners royalty relief up to 87.5 million barrels of oil equivalent produced from the facility, subject to commodity price ceilings.

We have four other producing assets in the Gulf of Mexico. We operate the West Cameron 76 gas field and have a working interest of 33.8% in all wells, with the exception of the B-1 well in which we hold a 56.3% interest and the B-2 well in which we hold a 78.8% interest. We have a 25% working interest in the Green Canyon 18/Ewing Bank 988 oil field (operated by ExxonMobil) and a 45% working interest in the Green Canyon 60 well (also operated by ExxonMobil). Additionally, in September 2000, we purchased a 4.95% working interest in the Chevron operated Genesis oil field in Green Canyon blocks 160, 161 and 205.

At June 30, 2002 our share of estimated proved reserves in the Gulf of Mexico, inclusive of new projects approved for development, was 123 million barrels of oil and 117 billion cubic feet of gas.

Bolivia

In July 1994, we acquired a 50% working interest in the Mamore exploration block in Bolivia, including the Surubi oil field, from Maxus Bolivia Inc, whose ultimate parent is Repsol of Spain. Production from the Surubi oil field began in 1993. The Paloma field was discovered in 1995, and the Bloque Bajo field was discovered in 1996. Gas sales from the block commenced in the second half of calendar year 1999. Gross production from these fields was 11,000 barrels per day of oil and 26 million cubic feet per day of gas in 2001–2002.

Our share of estimated proved reserves in Bolivia at June 30, 2002 was 14 million barrels of oil and condensate and 37 billion cubic feet of gas.

INFORMATION ON THE COMPANY

Europe/Africa/Middle East

United Kingdom

Our petroleum activities in the United Kingdom are based in the Irish Sea and the North Sea. The Liverpool Bay Development in the Irish Sea, in which we own a 46.1% working interest, is our largest operated asset. We also have a 16% interest in the Bruce oil and gas field and a 31.83% interest in the Keith oil field, both in the North Sea.

Liverpool Bay

We are the operator of the Liverpool Bay oil and gas development, located off the Welsh coast, in which we have a 46.1% working interest. Other participants in the joint venture are Lasmo (ULX) Limited, which has a 45% interest, and Centrica Resources Ltd, which has a 8.9% interest. The venture began first production from the Douglas and Lennox oil fields in early 1996 and began contracted long-term gas sales to PowerGen from the Hamilton and Hamilton North gas fields in July 1996.

The venture completed development of the fifth field, Hamilton East, in October 2001. Infill drilling continued with a horizontal well in the Douglas field during September 2001. Additionally, a major workover was completed for another Douglas well in October 2001.

Production during 2001–2002 averaged 66,000 barrels per day of oil and 248 million cubic feet per day of gas (gross).

Our share of estimated proved reserves in Liverpool Bay at June 30, 2002 was 23 million barrels of oil and condensate and 299 billion cubic feet of gas.

Bruce / Keith

The Bruce field is located approximately 380 kilometers north-east of Aberdeen in the northern North Sea. We have a 16% interest in the field, which is operated by BP. The integrated oil, gas and condensate development concept for the field has been developed in three phases. The venture sells gas production to Centrica Ltd and Corby Power Limited under long-term take-or-pay sales contracts. During 2002 our gas sales contract with Centrica was unlocked to allow reserves to be developed at a more effective rate and not be restricted by gas demand.

Gross production from the Bruce field during 2001–2002 averaged 31,000 barrels per day of oil and 520 million cubic feet per day of gas.

We also have a 31.83% interest in the Keith field, lying adjacent to the Bruce field in block 9/8a and further interests in license blocks 9/8b and 9/9b. The Keith field was developed by a tieback to the Bruce platform facilities. In 2001-2002 production from Keith averaged 3,800 barrels per day of oil and 6 million cubic feet per day of gas (gross) since first production in November 2000.

Phase 2 of the Keith development was to be a second well tied back to the Bruce field. However, completion of the well in July 2002 confirmed the structure to be deeper than originally prognosed and, while hydrocarbons were encountered, the well was plugged and abandoned.

Our share of estimated proved reserves for the Bruce and Keith fields at June 30, 2002 was 12 million barrels of oil, condensate and LPG and 191 billion cubic feet of gas.

INFORMATION ON THE COMPANY

Exploration and Development

Australia/Asia

Minerva

In 1993, we discovered the Minerva gas field (VIC/RL8) in the Otway Basin off Port Campbell in southern Victoria. We approved the development of the Minerva field in May 2002. We have a 90% working interest and act as operator. Our share of capital expenditure is expected to be approximately US$123 million. In March 2002, we signed a take or pay Sales Agreement with Pelican Point Power Limited, (which is a wholly owned subsidiary of International Power plc), to provide gas into South Australia via a new pipeline infrastructure link.

Minerva is a natural gas field with a small amount of liquid condensate. A single flowline will transport the gas to the coast, through a subterranean shore crossing to an onshore gas processing facility where liquids will be removed prior to exporting the gas to South Australia.

The gas plant will have a gross design capacity of 139 million cubic feet of gas per day and 600 barrels of condensate per day. Our share of estimated proved reserves in Minerva at June 30, 2002 was 206 billion cubic feet of gas.

We are also an interest-holder and operator in a number of exploration permits in Western Australia and Victoria.

Brunei

On January 29, 2002 the government of Brunei Darussalam awarded Block J to a joint venture of us (60% working interest), TotalFinaElf (25% working interest) and Amerada Hess Corporation (15% working interest). The award is subject to final negotiation and execution of a production sharing contract with the government, which is expected to occur in early calendar year 2003.

Americas

Gulf of Mexico

We expanded our presence in the deepwater Gulf of Mexico in the early 1990’s, with the majority of our current deepwater and ultra-deepwater leaseholds acquired at government sales in 1995 and 1996. At June 30, 2002 our deepwater portfolio consisted of 257 leases and an overriding interest in one lease, making us one of the largest lease-holders in water depths greater than 1,500 feet.

As part of our strategy to efficiently allocate exploration expenditure and to increase our prospect inventory, we have entered into several joint venture arrangements with companies active in the deepwater of the Gulf of Mexico.

Mad Dog

The initial Mad Dog discovery well, in the Green Canyon area of the Atwater Foldbelt, was drilled in December 1998 followed by the drilling of three appraisal wells between calendar years 1999 and 2001. In February 2002, Mad Dog was sanctioned by us and our partners for development. Our share of capital expenditure up to US$335 million has been approved. The final expenditure will depend on the number of development wells required to optimize the capture of reserves.

The development plan includes the utilization of a truss SPAR facility with an integrated drilling rig. This facility will be capable of operating in the necessary water depths of 4,500 feet. First production is expected by the end of calendar

INFORMATION ON THE COMPANY

year 2004, with production at full design capacity expected to occur within 12 months. Name plate capacity will be 80,000 barrels of oil per day and 40 million cubic feet of gas per day (gross).

We hold a 23.9% working interest in Mad Dog with partners BP (60.5%), the designated operator, and Unocal (15.6%).

Atlantis

The initial Atlantis discovery in the Green Canyon area was drilled in 1998. We drilled two more wells, each with major sidetracks, on the Atlantis structure that encountered significant oil bearing sands.

In May 2002, we approved up to US$355 million to progress the development of the Atlantis oil and gas field. First, oil is expected from the field in early calendar year 2006. Our share of total capital cost is expected to be US$1 billion.

Located in 4,400-7,100 feet of water, Atlantis will be developed using a moored semi-submersible production facility and up to 20 wells. Name plate capacity will be around 150,000 barrels of oil per day and 180 million cubic feet of gas per day (gross).

We have a 44% working interest in Atlantis. BP is the operator of the field and holds the remaining 56% interest.

Transportation

In February 2002, we took equity ownership in two limited liability companies that will transport hydrocarbons from Mad Dog, Atlantis and future discoveries in the proximity. The pipelines are part of a new system being built in the Southern Green Canyon area. Under the arrangement, we will acquire a 25% interest in the Caesar oil pipeline and a 22% interest in the Cleopatra gas pipeline. Our share of capital costs for these pipelines is expected to be US$132 million.

The Caesar pipeline will have a design capacity of at least 450,000 barrels of oil per day and Cleopatra will have a capacity of 500 million cubic feet of gas per day. These pipelines will link with other pipelines already existing, or to be constructed, so as to transport product to the United States mainland.

Boris

As operator, we drilled the Boris oil discovery in Green Canyon Block 282 adjacent to the Typhoon field. The Boris project was sanctioned, as a tie-back to the Typhoon production facility, by us and our partners in June 2002 and our share of capital expenditure is expected to be US$65 million. We own a 50% working interest in the Boris well, with Chevron holding a 25% interest and Samedan holding the remaining 25% interest.

Cascade—Walker Ridge

As operator, we drilled and completed an exploratory well on the Cascade prospect in June 2002 and encountered an encouraging hydrocarbon column. The well was drilled in waters approximately 8,200 deep to a total depth of 27,979 feet. Further drilling will be necessary to determine the size of the find. Current appraisal planning is underway.

We own a 50% working interest in Cascade, with Petrobras and Devon Energy Corporation each holding a 25% interest.

INFORMATION ON THE COMPANY

Neptune

In 1995, we farmed into the Neptune prospect, which was previously operated by BP, and drilled the discovery well, Neptune-1. A subsequent appraisal well, Neptune-2, was drilled in 1998 and abandoned after recovering hydrocarbon samples.

As operator, we drilled and completed Neptune-3 appraisal well in July 2002 and encountered an encouraging hydrocarbon column. Pending further appraisal results, development options under consideration are a tieback to a future production hub in the area or a stand-alone facility. Located in the Atwater Valley Block 617 in a water depth of 6,140 feet, we are the designated operator of the five-block unit with a 50% working interest.

A fourth appraisal well on the Neptune prospect is being drilled in December 2002.

Other Significant Gulf of Mexico Joint Venture Agreements

We have other interests in the Gulf of Mexico including the Puma, Kansas/Komodo and Chinook prospects and have announced discoveries in the Shenzei and Vortex prospects.

Trinidad

We have had a presence in Trinidad since 1989, when basin studies and the first exploration opportunities were indentified.

Following four successful exploration wells that discovered oil and gas accumulations, we have drilled three appraisal wells on the Greater Angostura structure in the shallow waters off the northeastern coast of Trinidad and confirmed a significant oil and gas resource. Gas and oil marketing efforts continue and a project team is advancing the commercialization of Angostura.

Technical, commercial and engineering studies for field development are underway to move the project to sanction in early 2003, with first production targeted for late 2004. We have a 45% working interest and act as operator.

In April, 2001, we and our partners, Talisman Energy, British Gas and TotalFinaElf, signed the production sharing contract for Block 3(a), which is adjacent to Block 2(c) (awarded to us and our partners in 1996). We have a 30% interest in this venture, while Talisman Energy holds 30%, British Gas holds 30% and TotalFinaElf holds a 10% interest. Exploration activity will commence in late calendar year 2002 with the acquisition of a three-dimension seismic survey.

In April 2002, we were awarded exploration retention rights for the remaining 160 square kilometer area in south Block 2(c).

At June 30, 2002 our share of estimated proved reserves for Trinidad was 24 million barrels of oil.

Brazil

In June 2002 we were successful in bidding for block BM-C-24 which covers 603 square kilometers offshore Brazil and have a 100% interest in the block. The concession contract is expected to be signed in September 2002.

INFORMATION ON THE COMPANY

United Kingdom/Middle East

Algeria – Exploration and Development

ROD Integrated Development

In Algeria, we hold a 45% working interest in Blocks 401a and 402a under a production sharing contract with the Algerian state oil company SONATRACH. Under the terms of the contract the Algerian government has contracted the development and extraction of the resources whilst retaining title to these resources. The blocks are located 900 kilometers southeast of Algiers, near the Tunisian border. We have completed an evaluation of the hydrocarbon discovery at well RAR-1 within these blocks and made an application to incorporate this discovery into the existing integrated development plan for the ROD and satellite fields.

An integrated plan to develop the ROD, SFNE, BSF, RDB and RERN oil fields partly located in Blocks 401a and 402a has been sanctioned by the Algerian government. The largest of the fields, ROD, extends into the neighboring Block 403 production sharing contract operated by AGIP and SONATRACH. An agreement has been put in place to govern unitization of the ROD field, the sharing of specified costs, operatorship and commercial arrangements for the development; this gives us proved reserves of 30 million barrels of oil.

The venture will develop the fields through a new dedicated processing train, which will be built at the existing BRN production facility on Block 403 operated by AGIP and SONATRACH. From there, the venture will export oil through the established pipeline infrastructure to terminals located on the Algerian coast while the associated gas will be re-injected underground. We estimate that our share of the US$500 million development costs will be approximately US$190 million.

The venture has scheduled first production from the fields in early calendar year 2004, with an estimated gross peak production rate of 80,000 barrels of oil per day. A joint operating entity comprising SONATRACH and the BHP Billiton Group will conduct the development, while operations will be conducted by the existing BRN joint operating entity comprising SONATRACH and AGIP.

Ohanet Development

We signed a risk service contract with SONATRACH for the development of four gas and condensate reservoirs in the Ohanet region of Algeria on July 2, 2000. Ohanet is located in the Illizi province of Algeria, approximately 1,300 kilometers southeast of Algiers and 100 kilometers west of the country’s border with Libya. The Algerian government formally approved the risk service contract on November 12, 2000 and development work is now underway.

We have an effective 45% interest in the venture. The other participants are Japan Ohanet Oil & Gas Co Ltd (30%), Woodside Energy (Algeria) Pty Ltd (15%) and Petrofac Resources (Ohanet) LLC (10%). We previously held an effective 60% interest in the joint venture but assigned 15% of the interest in the joint venture to Woodside Energy (Algeria) Pty Ltd via a farm-out agreement. The farm-out agreement is subject to the approval of SONATRACH and the Algerian government. We estimate that the total cost of developing the Ohanet reservoirs will be approximately US$1 billion and that our share of this cost will be US$464 million.

The terms of the risk service contract are such that the total production from the fields is the property of SONATRACH. The foreign participants in the venture bear the total cost of developing the Ohanet reservoirs, and in return, the foreign participants will recover their investment, together with an agreed fixed profit consideration from liquids production, over a target eight-year period from the start of production. This eight-year period can be extended for up to four years under certain conditions.

INFORMATION ON THE COMPANY

The monetary entitlement will be translated into volumes of condensate, butane and propane that will be lifted from export ports on the Algerian coast. These volumes will be determined based on prices posted by SONATRACH.

All major contracts associated with the project have been let, and construction is well underway. Production is scheduled to begin in October 2003 and we expect that peak liquids production will be approximately 58,000 barrels per day.

Our share of estimated proved reserves in Algeria at June 30, 2002 was 45 million barrels of oil, condensate and LPG in the approved ROD and Ohanet developments.

West Africa

Angola

We hold a 30% operated interest in Block 21 and a 15% non-operated interest in Block 22, both in the deepwater Kwanza Bain. The three exploration wells drilled have been plugged and abandoned as dry holes. Having satisfied our commitments in Angola an exit strategy is being executed.

Gabon

We are the operator and hold a 40.12% interest in both the Otiti and Tolo blocks, situated offshore in the North Gabon Basin. We have drilled two deepwater wells on the Otiti block and one on Tolo. All wells are plugged and abandoned as dry holes.

South Africa

In May 2002, we entered into a farmin agreement with Global Energy Holdings, to acquire a 90% operated working interest in deepwater exploration Block 3B/4B, offshore South Africa.

Marketing

Oil and Condensate

Our global trading and marketing teams based in Houston and Singapore manage the marketing of our crude oil and condensate products. We use a combination of floating price short term and floating long term contracts in both domestic and export markets. The global crude oil and condensate trading and marketing team forms part of the wider BHP Billiton Group marketing organization.

LNG

As part of our expansion plans, we participate with the other North West Shelf joint venture partners in a marketing organization, Australia LNG, established to market LNG produced from Australian gas resources to overseas buyers outside of Japan. Along with our joint venture partners, we are actively pursuing opportunities in China, Taiwan and Korea.

Liquefied Petroleum Gas

We market our entitlements of LPG produced from the Bass Strait and North West Shelf projects mainly through term contracts with domestic Australian wholesalers of LPG and international LPG end users. Some spot sales are made when LPG produced exceeds our term commitments.

INFORMATION ON THE COMPANY

Reserves

The table below details our oil, condensate, LPG and gas reserves, estimated at June 30, 2002, 2001 and 2000 with a reconciliation of the changes in each year. Our reserves estimates have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves have been subjected to economic tests specified in Statement of Financial Accounting Standard 69 to demonstrate their commerciality under prices and costs existing at the time of the estimates. Our reserves include certain quantities of oil, condensate and LPG which will be produced under arrangements that involve us in upstream risks and rewards but do not transfer ownership of the products to us. Our reserves also include volumes calculated by probabilistic aggregation of an area level for fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes which may not be realized upon divestment on an individual property basis.

Proved Developed and Undeveloped Oil, Condensate and LPG Reserves(1)	Australia/Asia	Americas	Europe/Africa/ Middle East	Total
	(millions of barrels)
Reserves at June 30, 1999	475.5	23.3	85.2	584.0
Improved Recovery	—	—	—	—
Revisions to previous estimates	26.0	(0.1)	4.3	30.2
Extension and discoveries	19.9	9.4	11.4	40.7
Purchases and Sales of Reserves	(8.7)	(0.1)	—	(8.8)
Production(2)	(74.4)	(3.9)	(10.8)	(89.1)

Total changes	(37.2)	5.3	4.9	(27.0)

Reserves at June 30, 2000	438.3	28.6	90.1	557.0
Improved Recovery	0.4	—	—	0.4
Revisions to previous estimates	5.3	0.5	0.5	6.3
Extension and discoveries	4.4	67.6	74.1	146.1
Purchases and Sales	(0.9)	3.8	(18.3)	(15.4)
Production(2)	(70.7)	(4.2)	(12.2)	(87.1)

Total changes	(61.5)	67.7	44.1	50.3

Reserves at June 30, 2001	376.8	96.3	134.2	607.3
Improved Recovery	—	—	—	—
Revisions to previous estimates	12.1	3.2	(11.0)	4.3
Extension and discoveries	3.4	70.2	—	73.6
Purchases and Sales	—	—	—	—
Production(2)	(63.3)	(9.0)	(14.3)	(86.6)

Total changes	(47.8)	64.4	(25.3)	(8.7)

Reserves at June 30, 2002	329.0	160.7	108.9	598.6 (3)

INFORMATION ON THE COMPANY

Proved Developed Oil, Condensate and LPG Reserves
	Australia/Asia	Americas	Europe/Africa/ Middle East	Total
	(millions of barrels)
Reserves at July 1, 1999	335.8	14.5	48.5	398.8
Reserves at June 30, 2000	334.2	11.3	46.3	391.8
Reserves at June 30, 2001	268.6	9.4	40.9	318.9
Reserves at June 30, 2002	233.1	15.9	30.2	279.2

(1)	In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.
(2)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(3)	Total proved oil, condensate and LPG reserves include 20.5 million barrels derived from probalistic aggregation procedures.

Proved Developed and Undeveloped Natural Gas Reserves
	Australia/Asia(1)	Americas	Europe/Africa/ Middle East	Total
	(billions of cubic feet)
Reserves at June 30, 1999	3,828.9	125.2	844.7	4,798.8
Improved Recovery	—	—	—	—
Revisions to previous estimates	280.5	—	7.3	287.8
Extension and discoveries	206.6	35.2	—	241.8
Purchases and Sales	—	(2.7)	(79.1)	(81.8)
Production(2)	(173.1)	(15.3)	(67.9)	(256.3)

Total changes	314.0	17.2	(139.7)	191.5

Reserves at June 30, 2000	4,142.9	142.4	705.0	4,990.3
Improved Recovery	—	—	—	—
Revisions to previous estimates	72.8	(26.4)	(43.9)	2.5
Extension and discoveries	32.9	38.5	—	71.4
Purchases and Sales	—	6.1	—	6.1
Production(2)	(170.2)	(21.5)	(67.1)	(258.8)

Total changes	(64.5)	(3.3)	(111.0)	(178.8)

Reserves at June 30, 2001	4,078.4	139.1	594.0	4,811.5
Improved Recovery	—	—	—	—
Revisions to previous estimates	3.9	2.7	(35.8)	(29.2)
Extension and discoveries	605.9	37.3	—	643.2
Purchases and Sales	—	—	—	—
Production(2)	(187.4)	(25.1)	(69.0)	(281.5)

Total changes	422.4	14.9	(104.8)	332.5

Reserves at June 30, 2002	4,500.8	154.0	489.2	5,144.0 (3)

INFORMATION ON THE COMPANY

Proved Developed Gas Reserves

	Australia/Asia	Americas	Europe/Africa/ Middle East	Total
	(billions of cubic feet)
Reserves at July 1, 1999	2,349.7	116.5	612.8	3,079.0
Reserves at June 30, 2000	2,437.0	125.9	522.4	3,085.3
Reserves at June 30, 2001	2,303.2	84.6	550.2	2,938.0
Reserves at June 30, 2002	2,455.1	79.9	481.9	3,016.9

(1)	Production for Australia includes gas sold as LNG.
(2)	Production for reserves differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(3)	Total proved natural gas reserves include 185.4 billion cubic feet derived from probalistic aggregation procedures.

INFORMATION ON THE COMPANY

Production

The table below details our petroleum business’ historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the two years ended June 30, 2002 and the 13 months ended June 30, 2000. We have shown volumes and tonnages of martketable production, after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	Year ended June 30,		13 months ended June 30, 2000
	2002	2001
Crude Oil and Condensate Production (millions of barrels)
Australia/Asia	56.2	64.3	71.0
Americas	9.0	3.7	3.8
Europe/Africa/Middle East	13.3	11.1	10.9

Total	78.5	79.1	85.7

Natural Gas Production(1) (billions of cubic feet)
Australia/Asia	126.0	115.5	104.7
Americas	25.2	21.3	18.7
Europe/Africa/Middle East	72.7	68.3	70.9

Total	223.9	205.1	194.3

Liquefied Natural Gas (LNG) Production(2) (thousand tonnes)
Australia/Asia (leasehold production)	1,298.8	1,241.8	1,420.5

Liquefied Petroleum Gas (LPG) Production(3) (thousand tonnes)
Australia/Asia (leasehold production)	551.4	582.1	675.0
Europe/Africa/Middle East (leasehold production)	85.6	91.5	68.7

Total	637.0	673.6	743.7

Ethane Production (thousand tonnes)
Australia/Asia (leasehold production)	87.1	67.4	86.5
Average Sales Price
Oil and Condensate (US$ per barrel)(4)	22.58	29.39	24.67
Natural gas (US$ per thousand cubic feet)	1.84	1.73	1.47
Average Production Cost(5)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	5.83	8.19	6.96
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	2.38	2.48	3.12

(1)	Natural gas production figures exclude gas sold as LNG or ethane.
(2)	LNG consists primarily of liquefied methane.
(3)	LPG consists primarily of liquefied propane and butane.

INFORMATION ON THE COMPANY

(4)	Oil and condensate prices net of commodity hedging were US$22.58 for 2002, US$28.04 for 2001 and US$22.86 for 2000.
(5)
Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties.

Regulatory and Fiscal Terms

Australia

Oil and natural gas belong to the government and rights to explore and produce oil and natural gas are granted by the relevant State, Territory or Commonwealth Government of Australia. The Commonwealth government has legislative responsibility for Australian offshore petroleum exploration and production beyond the three-mile territorial sea limit, which encompasses the area of most relevance to us in Australia. Our operations in this area are governed by the Petroleum (Submerged Lands) Act 1967, or PSLA. Within the three-mile limit, petroleum operations are governed by the adjacent State or Northern Territory legislation that is similar to the PSLA. Most production licenses we hold in the North West Shelf, Bass Strait and Timor Sea regions have been issued under the PSLA.

An exploration permit authorizes the holder to explore for, but not produce, petroleum in the area that is the subject of the permit. Offshore exploration permits are awarded based on either cash bidding or work program bidding for an initial period of six years. The holder of a permit granted under the work program bidding system is required to complete a minimum guaranteed dry-hole work program for the first three years of the permit and secondary work program for the subsequent three years. Under the cash bidding system, permits are awarded to the highest cash bidder and applicants are not required to submit exploration programs.

Exploration permits may be renewed for five-year periods in respect of half the number of blocks contained within the existing permit. A production license may be applied for after a discovery is made. It authorizes the licensee to recover petroleum and explore for petroleum in the license area for a term of 21 years with rights of renewal for successive periods of 21 years.

The expiry dates of our existing production licenses in Australia are as follows:

License Name	Field	Expiry Date
VIC/L1-2	Barracouta, Whiptail, Tarwhine and Whiting	August 24, 2009
VIC/L3-4	Marlin, Batfish and Turrum	August 24, 2009
VIC/L5-6	Halibut, Mackerel, Yellowtail and Gudgeon	September 19, 2010
VIC/L7-8	King Fish	September 19, 2010
VIC/L9	Tuna	July 12, 2016
VIC/L10	Snapper, Moonfish and Sweetlips	May 28, 2018
VIC/L11	Flounder	May 28, 2018
VIC/L13-14	Bream	December 15, 2006
VIC/L15-16	Dolphin	June 13, 2010
VIC/L17	Perch	June 13, 2010
VIC/L18	Seahorse	June 13, 2010
VIC/L19	West Fortescue	July 12, 2016
VIC/L20	Blackback/Terakihi	January 1, 2019
WA-1-L to WA-6-L	North Rankin, Goodwin and Angel	September 29, 2022
WA-9-L	Wanaea, Cossack and Lambert	April 11, 2012
WA-11-L	Wanaea, Cossack and Lambert	September 30, 2013
WA-16-L	Wanaea, Cossack and Lambert	September 11, 2018

INFORMATION ON THE COMPANY

AC/L5	Laminaria and Corallina	February 6, 2018
WA-18-L	Laminaria East	May 12, 2020
WA-10-L	Griffin, Chinook and Scindian	February 17, 2014

Secondary taxes – Australia

A petroleum resource rent tax applies to offshore areas, with the exception of the North West Shelf project. The North West Shelf project is subject to excise and royalty on oil production and royalty on gas/condensate production.

The petroleum resource rent tax is assessed before company income tax and the amount of petroleum resource rent tax paid is a deduction for the purpose of calculating company income tax.

The petroleum resource rent tax is payable when project cash flows become positive, after taking into account all allowable exploration, development and operating costs, and after a stipulated return on the project has been achieved. Exploration expenditure has a stipulated return of 15% plus the Australian government long-term bond rate, and project expenditure has a stipulated return of 5% plus the long-term bond rate. The long-term bond rate is 4.0%.

Americas

Our current operations in the Americas principally fall under three separate fiscal regimes, namely, the United States, Bolivia and Trinidad. In the United States, operations are predominantly in Federal offshore waters in the Gulf of Mexico. Revenues from this area carry royalty interests of 16.67% in water depths up to 400 meters and 12.5% in water depths greater than 400 meters. In addition, a 35% tax rate is also levied on taxable income. The Outer Continental Shelf Deep Water Royalty Relief Act 1995 authorizes the US Secretary of the Interior to offer certain deepwater outer continental shelf tracts in the central and western Gulf of Mexico for lease with suspension of royalties. In addition to automatic royalty relief, the government can also grant royalty reduction or elimination at its discretion if a project warrants.

The lease conditions for our existing production in the Gulf of Mexico are such that each lease shall continue from the effective date, for the initial period, and for so long thereafter as oil or gas is produced from the leased area.

In Bolivia, a new tax-royalty regime provides for a two-tier government take: existing hydrocarbons (pre-July 29, 1996) 50%; new hydrocarbons, (post-July 29, 1996) 18%. Of the 50% take on existing hydrocarbons, 13% is available to be reduced by the payment of corporate income tax. Production from all fields is subject to a surtax of 25% that is applicable in certain situations. The corporate income tax rate is 25% and there is a remittance tax of 12.5% on repatriated funds.

In Trinidad, the production sharing contracts allow the contractor to recover its cost from 35%, in the case of oil, or 50%, in the case of gas, of the revenue from production in Block 2(c), Block 2(ab) and Block 3(a). The remaining production is deemed to be “profit oil” which is split between the Government and contractor according to a formula based on daily production levels and oil prices. The government’s share of “profit oil” ranges from 50% to 80% from which Trinidadian taxes are paid on behalf of the contractor.

United Kingdom

In the United Kingdom, the government owns all the petroleum on land and under the territorial sea and the UK Continental Shelf. A license is required for exploration or production. The Secretary of State for Trade and Industry is empowered to grant licenses, on conditions approved by the Secretary, and has wide powers of regulation of all aspects of exploration and production.

The expiry dates of our existing production licenses in the United Kingdom are as follows:

INFORMATION ON THE COMPANY

License Name	Field	Expiry date
110/13a and 110/13b	Douglas, Hamilton, Hamilton North and Hamilton East	March 23, 2007
110/14b	Hamilton East	July 28, 2016
110/15b	Lennox	June 12, 2011
P276	Bruce	April 11, 2015
P090	Bruce	November 24, 2011
P209	Bruce/Keith	March 15, 2018

Algeria

Oil and gas are owned by the Algerian state. Mining licenses are granted to SONATRACH, the state-owned oil company. SONATRACH, in turn, is empowered by Algerian legislation to enter into contractual arrangements with non-Algerian enterprises covering the exploration and/or exploitation of oil and gas fields. Where the contractual form is either that of a production sharing or risk service contract, then the non-Algerian enterprise is liable to Algerian tax, but SONATRACH pays this on their behalf. The ROD integrated oil development partly located in Blocks 401a/402a is under a production sharing contract, and the Ohanet development is under a risk service contract.

Steel

In March 2001, BHP Billiton Limited announced its intention to spin-off its entire steel flat and coated products business. We completed the spin-off on July 22, 2002 and BHP Steel Limited, the company that owned directly or indirectly the steel flat and coated products business, ceased to be a subsidiary of BHP Billiton on that date. For accounting purposes, the spin-off is deemed completed as of July 1, 2002. BHP Billiton Limited distributed 94% of the ordinary shares in BHP Steel Limited to holders of fully-paid ordinary shares in BHP Billiton Limited in a court-approved scheme of arrangement. The balance was retained by BHP Billiton and sold under a sale facility arranged by us in connection with the demerger. The scheme was subject to a court determination as to the fairness of the transaction to the shareholders of BHP Billiton Limited as well as the approval of the shareholders of BHP Billiton Limited and BHP Billiton Plc at a shareholders’ meeting of each the companies. On July 15, 2002, BHP Steel Limited was listed on the Australian Stock Exchange as an independent company. Under UK and US GAAP, as the spin-off became unconditional on July 1, 2002, the spin-off will be consummated from that date. Under US GAAP, a measurement date was reached on 26 June 2002 when shareholders approved the demerger. For both UK and US GAAP, the steel operations are treated as discontinued in the BHP Billiton Group Annual Financial Statements.

The implementation of the DLC structure in June 2001 and the consequent re-weighting of the combined asset base towards natural resources crystallized our view that shareholder value would be maximized and the business performance of our steel business better assured through the separate listing of that business. As a result of the spin-off, both we and BHP Steel Limited are able to focus our attention and financial resources on our respective core businesses. In particular, the directors and management of BHP Steel Limited are now able to dedicate their attention to pursuing its growth strategy, strengthening its customer relationships and further enhancing its operational efficiency.

INFORMATION ON THE COMPANY

The following table sets forth our production of steel and nominal operating capacity for the three years ended June 30, 2002.

	Year ended June 30,
	2002		2001		2000
	Actual Production	Nominal Capacity	Actual Production	Nominal Capacity	Actual Production	Nominal Capacity
	(tonnes)		(tonnes)		(tonnes)
Raw Steel
Australia	4,754,000	5,000,000	4,830,000	5,000,000	4,906,000	5,000,000
New Zealand	552,000	600,000	602,000	600,000	555,000	600,000
United States (50% share)	800,000	770,000	766,000	700,000	688,000	700,000

We estimate that we supplied approximately 2.4 million tonnes of flat steel products into the Australian market in the year ended June 30, 2002. We also exported steel products from our Australian operations to Asia, North America, Europe and from our New Zealand operations principally to markets in North America, Asia and the Pacific. We also manufactured and distributed steel building products both in Australia and overseas.

Our steel operations were organized into four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia.

Hot Rolled Products

Hot Rolled Products included Port Kembla Steelworks, an integrated steel plant operating in the lowest quartile of the world steel production cost curve at an annual production capacity of 5.0 million tonnes. At Port Kembla Steelworks, we manufactured and distributed slab, hot rolled coil and plate. Slab and hot rolled coil were supplied to our steel operations’ vertically integrated coated products businesses for further processing, as well as to other domestic and export customers. Hot Rolled Products also included a 50% interest in North Star BHP Steel, a steel mini-mill in the United States.

Coated Products

Our steel business was a leader in metallic coating and painting technologies, supplying a wide range of branded products such as COLORBOND® pre-stained steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. Its coated products businesses serviced customers through a network of distribution and manufacturing facilities throughout Australia. New Zealand Steel also included a steel plant at Glenbrook, New Zealand, which was operating at an annual production capacity of 0.6 million tonnes. In addition, Coated Products Asia manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

Technology and Raw Materials

Steel supported its businesses through its research and development function. Activities were coordinated from the Steel Research Laboratories located at Port Kembla. We focused our research and development activities on providing leading edge product solutions in metallic coated and painted flat steel products, optimizing operating performance and developing technical alliances to stay abreast of new developments.

Following the spin-off, we provide BHP Steel with the majority of its iron ore and coking coal requirements.

INFORMATION ON THE COMPANY

Market Conditions

The key economic factors impacting our domestic business in Australia were the level of building and construction activity and the performance of the manufacturing sector.

New dwelling building commencements in Australia increased by an estimated 42% to 163,000 units in the year ended June 30, 2002. Alterations and additions to dwellings, which are also important drivers of steel demand increased by 18% in the year ended June 30, 2002. However, the Australian manufacturing industry had a difficult year during the year ended June 30, 2002 with sales to this sector declining by 5%. Overall, domestic demand for steel increased by 4%.

On March 5, 2002, the President of the United States announced the imposition of a 30% tariff on imports of plate, hot rolled sheet, cold rolled sheet and coated sheet into the United States for a period of three years. Imports of slab into the United States will be subject to a tariff rate quota for a period of three years. The in-quota volume will be set at 4.9 million tonnes and will increase to 5.4 million tonnes in the second year, however, slab exports are in line with our quota and will therefore not be subject to tariff. The out-of-quota tariff will be initially set at 30%. The above-mentioned tariff and tariff rate quota became effective March 20, 2002 and will decrease to 24% in the second year and 18% in the third year. On March 11, 2002, the Australian government announced that an understanding had been reached with the United States government regarding an exemption from tariffs for some 250,000 tonnes of Australian hot rolled coil which meets certain specifications.

Environment

In preparation for the spin-off of our steel business, an environmental liability assessment of BHP Steel sites was undertaken. The only site to identify materially significant issues was Hot Rolled Product’s Port Kembla Steelworks, where three issues were identified. The most significant related to upgrading the sinter plant to improve stack emission quality, which is already being implemented at a total cost of A$94 million. The others related to the possible future control of off-site discharges of waste waters and contaminated groundwater, and control of hydrogen sulphide emissions from the blast furnace slag granulators. These requirements are not yet confirmed and are not expected to materially impact our operations or financial results.

Health, safety and environment

Our facilities and operations are subject to extensive general and industry-specific environmental, health and safety regulations in countries where we operate. These regulations include those relating to mine restoration, waste and waste management, the handling and disposal of hazardous and non-hazardous materials and occupational health and safety.

We believe that we are in compliance, in all material respects, with existing health, safety and environment legislation and regulations in all the countries where we operate. We employ health, safety and environment experts to advise us on technical and regulatory matters relevant to the management of our facilities and operations and we continually invest in plant and equipment to ensure that we comply with our obligations under health, safety and environment laws and regulations.

The costs of future compliance or further investments required to meet health, safety and environment laws and regulations are difficult to estimate but we consider it unlikely that these costs would have a material adverse effect on our financial position or results of operations.

Our approach to site rehabilitation and remediation is incorporated in our Charter, which states that we have an overriding commitment to health, safety, environmental responsibility and sustainable development. This is further codified in our Health, Safety, Environment, and Community Policy, which states that we will:

INFORMATION ON THE COMPANY

•	meet and, where appropriate, exceed applicable legal requirements;

•	set and achieve targets that include reducing and preventing pollution; and

•	strive to achieve leading industry practice.

In addition, we follow management standards that form the basis for the development and application of our Health, Safety, Environment and Community policy management systems at all levels. They cover the entire life cycle of operations including decommissioning, closure and rehabilitation.

At June 30, 2002, our provision for site rehabilitation and environmental contamination remediation was US$1,613 million. The more significant sites covered by this provision and the type of rehabilitation and/or remediation work contemplated is as follows:

•
A provision for the closure and/or care and maintenance costs of all our Southwest Copper facilities as well as the remediation costs for the Pinal Creek State Superfund site in the State of Arizona. We, along with other parties, are remediating groundwater contamination from mining operations.

•	A provision for the demolition of the former steelworks in Newcastle, New South Wales and for remediation of sediment in the Hunter River adjacent to the former steelmaking site.

•
Provisions for decommissioning, closure and rehabilitation for our energy coal mines in the US and South Africa, metallurgical coal mines in Queensland, bauxite mines at Worsley in Western Australia, iron ore operations in Western Australia and oil and gas operations in the UK and Australia.

All of our sites are subject to rehabilitation and certain sites subject to remediation which the remainder of our provision covers.

HIV/AIDS occurs in our Southern African workforce, as it does is in Southern Africa generally. The World Health Organization estimates that a representative percentage of the Southern African population is living with HIV/AIDS. The HIV/AIDS infection rate of our Southern African workforce may increase over the next decade. The costs and lost worker’s time associated with HIV/AIDS may adversely affect our Southern African operations. In the meantime, we are carrying out extensive awareness and prevention campaigns at all our Southern African operations.

Carbon Steel Materials

In January 1998, we sold our EMD business at Newcastle, New South Wales. As part of the transaction we issued a guarantee to the benefit of the purchaser, Delta Electrical Industries Ltd, covering certain of our obligations under the sale agreement. The transaction was an asset sale and the guarantee is not limited in amount but is limited in duration. Our guarantee to Delta Electrical Industries Ltd expires on December 28, 2027. Our obligations under the guarantee relate to any prior contamination of the ground both at the former facility site and Kooragang Island at Newcastle, the former waste disposal site. We built our facility on land reclaimed from our steel business. We cannot accurately determine our potential liability at any point in time during the term of the guarantee. However, we do not consider that the cost, if any, will have a material adverse effect on our financial position or results of operations.

The Queensland government has amended the Environmental Protection Act 1994 (Qld). The Environmental Protection Act 1994 (Qld), as amended, has introduced a new environmental regulatory regime for the mining industry in Queensland. This new regime has imposed more stringent environmental regulations on mining projects. These more stringent regulations impose on us additional operational costs.

INFORMATION ON THE COMPANY

Energy Coal

The December 1997 Kyoto Protocol established a binding set of emission targets for developed countries ratifying the Kyoto Protocol. The impact of the Protocol upon our operations is uncertain. Since 1997, negotiations have advanced the flexibility mechanisms intended to lessen the economic costs to participating countries meeting their emission limitation obligations.

We seek to cover these issues in key decision making areas, the spread across developed and developing countries of our coal production and use, our acknowledged leadership in the development of the industry’s sustainability positions, and Energy Coal’s active participation in our sustainability activities and programs.

Petroleum

Certain health, safety and environment issues and developments currently relevant to our petroleum operations are summarized below.

In May 1998, BHP Billiton Limited divested its petroleum businesses in Hawaii. BHP Billiton Limited indemnified the buyers for certain past liabilities and has capped this indemnification at less than US$10 million, some of which has now been spent. Following the divestment, BHP Billiton Limited retained some environmental liabilities for which it has indemnified the buyer and which are uncapped, as described below.

BHP Billiton Limited operated a petroleum terminal, now decommissioned, at a site that is within an area that has since been declared a Hawaii State Superfund Site. BHP Billiton Limited is currently participating in a voluntary effort with a number of other parties to undertake site assessment, to be followed by a risk assessment, and ultimately risk-based corrective actions.

Also within the Superfund area is land owned by BHP Billiton Limited, which previously contained a manufactured gas plant. Litigation over a claim brought by a neighbor, Castle & Cooke, asserting that contamination on its property arose from this land, was settled in December 2000. We have engaged a contractor to remediate the former gas plant site to the satisfaction of the Hawaii Department of Health and to meet conditions of the Settlement Agreement. The State of Hawaii has previously requested information from BHP Billiton Limited with respect to contaminated material unearthed in the vicinity of another former manufactured gas plant site, in Hilo.

Odor incidents from the United Kingdom Liverpool Bay Offshore operations are recognized as a potential risk that requires continued vigilance. An air monitoring and modeling system was established during 1999 as a means of predicting and controlling possible nuisance odors.

In the United Kingdom and Australia, operators are required by law to develop and submit a “safety case” to the regulator for review and acceptance before they can operate. Under the regulations the operator is required to demonstrate, through a formal process of safety studies, risk assessment and cost-benefit analysis measured against specific performance standards and acceptance criteria, that the risks to the safety of workers on the facility have been reduced to a level which is “as low as reasonably practicable”.

INFORMATION ON THE COMPANY

Our safety cases have been accepted for all our operated offshore facilities in the United Kingdom and Australia. We are also using the safety case approach in new projects. We are continuing to improve the safety cases by conducting regular reviews in consultation with our workforce.

Diamonds

On June 9, 2000, an indictment was issued by the government in the Territorial Court of the Northwest Territories against our subsidiary, BHP Billiton Diamonds Inc., charging eight counts of violations of the Fisheries Act of Canada based on the alleged deposit of a deleterious substance and the harmful alteration, disruption or destruction of fish habitat in three lakes near the Ekati Diamond MineTM. The violations were alleged to have been committed on or between July 15, 1994 and September 16, 1997. BHP Billiton Diamonds disputed the charges and pleaded not guilty to all counts. A preliminary hearing took place in December 2000. On June 5, 2001, a judge dismissed four of the counts due to insufficient evidence and ordered BHP Billiton Diamonds to stand trial on the remaining four counts. The trial commenced in February 2002 and resumed following a short adjournment in late August 2002. On December 9, 2002, BHP Billiton Diamonds was found not guilty on all counts.

Freight Trading and Logistics

The group is a centralized ocean freight group which manages our in-house freight requirements.

The primary purpose of the group is to create competitive advantages for us through the procurement and operation of quality and cost effective shipping, and to contribute to group profitability by trading freight and carrying external cargoes.

The group participates primarily in the dry bulk sector aligned with our major trades and handles approximately 60 million tonnes of cargo. At any one time we have approximately 90 ships employed making the group one of the world’s largest users of dry bulk shipping. The vast majority of vessels are chartered under various commercial terms though the group retains equity interest in eight vessels. Combined with external freight the total turnover of the group is approximately US$700 million per year.

The group is based in the Hague, Netherlands where it is an integral part of the BHP Billiton Marketing team. A smaller Melbourne-based group is in place to directly support Australian and Pacific-based shipping activities.

In addition to its freight management and trading activities, the group maintains a small team to manage marine risk and provide technical support. Another small specialized group exists to support improvements in logistics processes.

The group holds a number of marine related investments including a shareholding in shipping risk manager “Rightships” of Melbourne, and an Australia-based ship manager contracted to undertake technical management of owned vessels.

INFORMATION ON THE COMPANY

C. Organizational Structure

General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise following the completion of the DLC merger in June 2001. You should refer to exhibit [8.1] hereto for a list of BHP Billiton Limited and BHP Billiton Plc subsidiaries. Below is a description of the DLC merger of June 2001.

DLC Structure

On June 29, 2001, BHP Limited and Billiton Plc completed the formation of a Dual Listed Companies structure, or DLC. To effect the DLC, BHP Limited and Billiton Plc entered into certain contractual arrangements which are designed to place the shareholders of both companies in a position where they effectively have an interest in a single group that combines the assets and is subject to all the liabilities of both companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings. BHP Billiton Limited has a primary listing on the ASX and secondary listings in London, Frankfurt, Wellington, Zurich and, in the form of ADSs, on the New York Stock Exchange. BHP Billiton Plc has a primary listing in London and secondary listings in Johannesburg and Paris.

The contractual agreements that BHP Billiton Limited and BHP Billiton Plc entered into to effect the DLC consist of the:

•	Implementation Agreement;

•	Sharing Agreement;

•	Special Voting Shares Deed;

•	BHP Deed Poll Guarantee; and

•	Billiton Deed Poll Guarantee.

In addition, BHP Billiton Limited adopted a new corporate constitution, and BHP Billiton Plc adopted a new memorandum and articles of association.

The principles embodied in the Sharing Agreement are that:

•	the two companies are to operate as if they were a single unified economic entity, through Boards of Directors which comprise the same individuals and a unified senior executive management;

•
the Directors of the two companies will, in addition to their duties to the company concerned, have regard to the interests of holders of shares in BHP Billiton Limited and holders of shares in BHP Billiton Plc as if the two companies were a single unified economic entity and for that purpose the Directors of each company shall take into account in the exercise of their powers the interests of the shareholders of the other; and

•	the DLC equalization principles (discussed below) must be observed.

Australian Foreign Investment Review Board (FIRB) Conditions

The Treasurer of Australia approved the DLC merger of BHP Limited and Billiton Plc subject to the following conditions:

•	BHP Limited remains an Australian resident company, incorporated under the Corporations Law, that is listed on the Australian Stock Exchange under the name “BHP Limited” and trades under that name;

•
BHP Limited remains the ultimate holding company of, and continues to ultimately manage and control the companies conducting the businesses which are presently conducted by the subsidiaries of BHP Limited, including: the Minerals, Petroleum, Steel and Services businesses for so long as those businesses form part of the combined BHP Billiton Group (“the Group”)

•	the headquarters of BHP Limited and the global headquarters of the Group are to be in Australia;

•
the headquarters of BHP Limited and the global headquarters of the Group is publicly acknowledged as being in Australia in significant public announcements and in all public documents (as that term is defined in section 88A(1)(a) of the Corporations Law);

•	that both the Chief Executive Officer of the Group and Chief Financial Officer of BHP Limited have their principal place of residence in Australia;

•	the majority of all regularly scheduled Board meetings and Executive Committee meetings of BHP Limited in any calendar year occurs in Australia;

•
the Board of directors of BHP Limited is elected in accordance with the procedures notified in the proposal or in accordance with procedures approved by the Treasurer (for further information refer “Directors, Senior Management and Employees – Directors and Senior Management – Directors and Officers of BHP Billiton Group”); and

•	that if BHP Limited wishes to act differently to these conditions, it seeks and obtains the prior approval of the Treasurer.

Interpretation – For the purposes of these conditions a reference to:

•	“BHP Limited” means BHP Limited, ACN 004 028 077, and includes “BHP Limited” or other name adopted by that corporation;

•	Corporations Law (or a provision of that law) includes any re-enactment or substitution of that law (or provision).

•
“global headquarters” includes the requirement that both the Chief Executive Officer and the Chief Financial Officer of the dual listed entities (ie BHP Limited and Billiton Plc) will be based in Australia and have their principal offices and key supporting functions in Australia. In addition, the centre of administrative and practical management of BHP Limited shall be in Australia and BHP Limited’s corporate head office activities, of the kind presently carried on in Australia, will continue to be carried on in Australia.

The conditions will have effect indefinitely subject to amendment of the Act or any revocation or amendment by the Treasurer.

Pursuant to section 25(1A) of the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth), the Government considers that compliance with these conditions is necessary to avoid the proposal being in conflict with the national interest. Failure to comply attracts substantial penalties under Section 25(1C) of the Act.

INFORMATION ON THE COMPANY

Management

Each of BHP Billiton Limited and BHP Billiton Plc has a Board of Directors, but each Board is comprised of the same individuals. The Boards of Directors are responsible for the overall direction of the businesses of both companies, including major policy and strategic decisions of both companies. For example, the Boards will be responsible for:

•	corporate acquisitions, expenditures and divestments;

•	equity and debt capital raising;

•	approval of annual budgets;

•	dividend policy and authorizing the payment of dividends;

•	appointments to the Executive Committee;

•	removals from the Executive Committee;

•	appointments and remuneration of key senior executives; and

•	succession planning.

It is currently intended that each Board of Directors will hold seven regularly scheduled meetings each year.

A strategic management committee, called the Executive Committee, has been established. The Executive Committee has been formed under a separate corporate entity that is jointly owned by BHP Billiton Limited and BHP Billiton Plc. The Executive Committee’s two main functions are:

•
to consider proposals requiring the approval of both Boards of Directors and then make recommendations to the Boards in respect of the proposals, such as proposals regarding new projects or ventures, strategic and business plans, dividend policies and borrowing, treasury and risk management functions, and

•	to enter into contracts with other companies in the combined group for the provision of support services.

Equalization of Economic and Voting Rights

BHP Billiton Limited shareholders and BHP Billiton Plc shareholders have economic and voting interests in the combined group. The economic and voting interests represented by a share in one company relative to the economic and voting interests of a share in the other company is determined by reference to a ratio known as the “Equalization Ratio”. Initially, the economic and voting interests attached to each BHP Billiton Limited share and each BHP Billiton Plc share will be the same, which is based on an Equalization Ratio of 1:1.

This equalization principle ensures that there is equitable treatment as regards the holder of one BHP Billiton Limited ordinary share and the holder of one BHP Billiton Plc ordinary share. However, the principle does not of itself establish a legal right in favor of a shareholder of one company over the assets of the other company. The principle provides that the Equalization Ratio shall govern the economic rights of one BHP Billiton Limited ordinary share relative to one BHP Billiton Plc ordinary share (and vice versa). Where the Equalization Ratio is 1:1, a holder of one BHP Billiton Limited ordinary share and a holder of one BHP Billiton Plc ordinary share shall, so far as practicable, receive equivalent economic returns and enjoy equivalent rights as to voting in relation to matters affecting the shareholders in similar ways.

INFORMATION ON THE COMPANY

Where an action by BHP Billiton Limited or BHP Billiton Plc is proposed such that the action would result in the ratio of the economic returns on, or voting rights of, a BHP Billiton Limited ordinary share to a BHP Billiton Plc ordinary share not being the same as the then prevailing Equalization Ratio, or which would benefit the holders of ordinary shares in one company relative to the holders of ordinary shares in the other company, then:

•	unless the Board of Directors determines that it is not practicable, a matching action, as described below under “–Matching Action” will be undertaken; or

•	if no matching action is to be undertaken, an appropriate adjustment to the Equalization Ratio shall be made,

in order to ensure that there is equitable treatment, having regard to the then prevailing Equalization Ratio, as between the holder of one BHP Billiton Limited ordinary share and the holder of one BHP Billiton Plc ordinary share. Where the Board of Director determines that an adjustment to the Equalization Ratio would not be appropriate or practicable in relation to an action, then the action may be undertaken provided that the action has been approved by the shareholders who are not receiving the benefit.

Rights to assets on insolvency

Under the terms of the Sharing Agreement, if one of the companies that is a company to the DLC is or is likely to become insolvent, it must immediately give notice to the other company. The solvent company must take steps to ensure that as soon as practicable, economic equivalence is restored as between the shareholders of the solvent company relative to the insolvent company, having regard to the Equalization Ratio.

If the solvent company has not acted within 12 months of receipt of the notice as set out above, the solvent company must pay in full all creditors of the insolvent company and pay to the insolvent company an amount equal to that proportion of the solvent company’s total market capitalization on the date that creditors of the insolvent company were paid, such that the amount paid and the balance remaining ensure that economic equivalence is achieved. These payments would only be made to the extent that the amount paid and the balance remaining ensure that economic equivalence is achieved and to the extent that the solvent party would retain sufficient assets to pay all amounts due in respect of statutory entitlements ranking ahead of shareholders on a liquidation and to return capital to holders of shares that rank in priority to the ordinary shares.

If both companies are insolvent and, after payment of the creditors of both companies, there is a surplus in one or both of the companies, the residual surplus is shared by shareholders of both companies so as to ensure that the return on one ordinary share in each company is in proportion to the Equalization Ratio.

Dividends

The amount of any cash dividend paid by BHP Billiton Limited in respect of each BHP Billiton Limited share will normally be matched by an equivalent cash dividend by BHP Billiton Plc in respect of each BHP Billiton Plc share, and vice versa. If one company has insufficient profits or is otherwise unable to pay the agreed dividend, the other company will, as far as practicable, enter into such transactions as are necessary so as to enable both companies to pay the equivalent quantum of dividends. The matching dividend will be calculated before deduction of any withholding taxes or tax payable by or on behalf of, or any tax benefit arising to, a shareholder.

BHP Billiton Limited’s constitution allows for the issue of an equalization share to a member of the BHP Billiton Plc Group and BHP Billiton Plc’s Articles of Association allows for the issue of an equalization share to a member of the BHP Billiton Limited Group. If issued, distributions may be made on the equalization shares. The amount of any such distribution would be such as the relevant board determines to be necessary, for example, to assist or enable the other company to pay matching dividends on its shares. Whether or not equalization shares are issued, the Boards of Directors retain the flexibility to decide from case to case whether to make contractual payments from one company to the other, or

INFORMATION ON THE COMPANY

to take any other action considered appropriate by the Boards to ensure the DLC equalization principals are observed. The shareholders of both companies will not have any interest in any equalization shares issued and the equalization shares will carry no voting rights.

BHP Billiton Limited will declare its dividends and other distributions in US dollars but will continue to pay its dividends in Australian dollars or other currencies as its shareholders may elect in cases determined by the BHP Billiton Limited Board. BHP Billiton Plc will continue to declare its dividends and other distributions in US dollars and make payments in pounds sterling to its shareholders registered in the United Kingdom and South African Rand to its shareholders registered in South Africa.

Voting

Under the terms of the DLC Agreements, the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association, special voting arrangements have been implemented so that the shareholders of both companies vote together as a single decision-making body on matters affecting the shareholders of each company in similar ways. Matters to be decided by the shareholders of both companies on a combined basis are referred to as “Joint Electorate Actions”. For so long as the Equalization Ratio remains 1:1, each BHP Billiton Limited share will effectively have the same voting rights as each BHP Billiton Plc share on Joint Electorate Actions.

The voting arrangements are secured through the constituent documents of the two companies, the Sharing Agreement, the Special Voting Shares Deed and rights attaching to a specially created Special Voting Share issued by each company and held in each case by a Special Voting Company. The shares in the Special Voting Companies are held legally and beneficially by Law Debenture Trust Corporation Plc.

In the case of certain actions in relation to which the two bodies of shareholders may have divergent interests, which are referred to as “Class Rights Actions”, the company wishing to carry out the Class Rights Action would require the prior approval of the shareholders in the other company voting separately and, where appropriate, the approval of its own shareholders voting separately.

There are four categories of matters or actions requiring shareholder decisions consisting of:

•	Joint Electorate Actions;

•	Class Rights Actions;

•
Any action which is neither a Class Rights Action nor a Joint Electorate Action but which, under applicable law or regulation, or under the BHP Billiton Limited Constitution or the BHP Billiton Plc Articles of Association, requires shareholder approval. Such matters require only the approval of holders of shares of the company proposing to take the relevant action, unless the Board of Directors decide that such action should be treated as a Joint Electorate Action or a Class Rights Action; and

•
Procedural resolutions, when considered at a shareholders’ meeting at which the holder of a Special Voting Share is entitled to vote, may be voted on by the relevant Special Voting Company either in person or by proxy given to the chairman of the meeting, as it (or the chairman) thinks fit.

Matters which will require approval as a Joint Electorate Action are as follows:

•	the appointment, removal or re-election of any Director of BHP Billiton Limited or BHP Billiton Plc;

•	the receipt or adoption of the annual accounts of each company and any accounts prepared on a combined basis;

INFORMATION ON THE COMPANY

•	a change of name by BHP Billiton Limited or BHP Billiton Plc;

•	the appointment or removal of the auditors of each company;

•
any proposed acquisition, disposal or other transaction of the kinds referred to in Chapters 10 and 11 of the ASX Listing Rules or Chapters 10 and 11 of the UK Listing Rules which, in any case, is required under applicable laws and regulations to be authorized by shareholders any proposed acceptance of a third party takeover offer by a member of the BHP Billiton Plc group in respect of any BHP Billiton Limited’s shares held by that member;

•	any proposed acceptance of a third-party takeover offer by a member of BHP Billiton Limited in respect of any BHP Billiton Plc shares held by that member;

•	any matter considered at an annual or extraordinary general meeting of either company; and

•	any other matter which the Boards of Directors decide should be approved as a Joint Electorate Action.

Joint Electorate Actions must be submitted to both companies for approval by shareholders voting at separate meetings but acting as a joint electorate. Parallel shareholders’ meetings will be held on the same date or as close together in time as possible. A Joint Electorate Action will be taken to have been approved if it is approved by ordinary or special resolution of the holders of shares of one company and the holder of the Special Voting Share, voting as a single class.

At the BHP Billiton Limited shareholders meeting, voting in respect of Joint Electorate Actions will be on a poll which will, as regards the Special Voting Share, remain open for sufficient time to allow the parallel BHP Billiton Plc shareholders meeting to be held and for the votes attaching to the Special Voting Share to be ascertained and cast on the poll. On the poll, each fully paid share will have one vote, each partly paid share will have a fraction of a vote which is equivalent to the proportion which the amounts bears to the issue price of the share, and provided that the Equalization Ratio is 1:1, the BHP Billiton Limited Special Voting Company will have the same number of votes as were validly cast for and against on the equivalent resolution at the parallel BHP Billiton Plc shareholders meeting. Through this mechanism, the votes of the shareholders at the BHP Billiton Plc meeting will be reflected at the BHP Billiton Limited meeting by the Special Voting Company casting the votes on the Special Voting Share precisely to reflect voting at the parallel BHP Billiton Plc shareholders meeting. Voting at the BHP Billiton Plc shareholders meeting with respect to Joint Electorate Actions will be conducted in the same manner as voting at the BHP Billiton Limited shareholders meeting is conducted with respect to Joint Electorate Actions.

Class Rights Actions are normally those matters on which shareholders of each company may have divergent interests and which require the approval of the holders of shares of the company not proposing to take the action and, in some cases, the approval of the holders of shares of the company proposing to take the action. Matters which require approval as a Class Rights Action include:

•	the voluntary liquidation of either company;

•	certain amendments to the terms of, or termination of, the Sharing Agreement, the Special Voting Shares Deed, either of the Deed Poll Guarantees;

•
amendment, removal or alteration of the effect of (including the ratification of any breach of) any existing provision in the BHP Billiton Limited Constitution or the BHP Billiton Plc Articles of Association;

•
any action by one company in respect of which a matching action is not taken by the other, and in respect of which the Boards of Directors agree that an adjustment to the Equalization Ratio would not provide an adequate or appropriate adjustment;

INFORMATION ON THE COMPANY

•
a change of the corporate status of BHP Billiton Limited from a public company limited by shares registered under the Corporations Law with its primary listing on the ASX or of BHP Billiton Plc from a public listed company incorporated in England and Wales with its primary listing on the LSE; and

•	any actions or matters which the Boards of Directors agree should be treated as a Class Rights Action.

If a particular matter falls both within the list of matters which constitute Joint Electorate Actions and the list of matters which constitute Class Rights Actions, such matter will be treated as a Class Rights Action.

Where a Class Rights Action that benefits the shareholders of one company is proposed, and such company is not, under applicable law and regulations or under its corporate constitution or memorandum and articles of association, required to seek approval of its shareholders, it need not convene a meeting of its shareholders, but can only undertake the action if the holder of the Special Voting Share in the company gives its written consent to the proposed action. The holder of the Special Voting Share will only give its written consent if the shareholders of the other company have passed a resolution by the requisite majority approving the action. Otherwise, the holder of the Special Voting Share must refuse to provide its consent.

At a BHP Billiton Limited shareholders’ meeting, voting in respect of Class Rights Actions will be on a poll with each fully paid share having one vote and each partly paid share having a fraction of a vote which is equivalent to the proportion which the amounts bears to the issue price of the share. BHP Billiton Limited Special Voting Company will not vote unless the proposed action to which the resolution relates is required to be approved by an equivalent resolution at a BHP Billiton Plc shareholders meeting and the proposed action has not been approved at the parallel BHP Billiton Plc shareholders meeting. In any such case, the Special Voting Company will vote to defeat the resolution at the BHP Billiton Limited shareholders meeting and the Special Voting Share will carry sufficient votes to effect such defeat. Voting at the BHP Billiton Plc shareholders meeting with respect to Class Rights Actions will be conducted in the same manner as voting at the BHP Billiton Limited shareholders meeting is conducted with respect to Class Rights Actions.

Matching Actions

In the case where an action by either BHP Billiton Limited or BHP Billiton Plc is proposed such that the ratio of the economic returns or voting rights in relation to Joint Electorate Actions of a BHP Billiton Limited share relative to a BHP Billiton Plc share would no longer be in proportion to the then existing Equalization Ratio or which would benefit the holders of shares in one company relative to the holders of shares in the other company, then either a matching action shall be undertaken by such other company unless the Boards of Directors determine that it is not appropriate or practicable or if no matching action is to be undertaken, an appropriate adjustment to the Equalization Ratio shall be made, in order to ensure that there is equitable treatment as regards the holder of one BHP Billiton Limited share and the holder of one BHP Billiton Plc share. However, if the Boards of Directors determine that it is not appropriate or practicable to undertake either a matching action or adjust the Equalization Ratio in relation to an action, then the action may be undertaken after it has been approved as a Class Rights Action. In any event, no matching action is required for:

•
any action which would not result in the ratio of the economic returns on, or the voting rights in relation to Joint Electorate Actions of, a holder of shares in one company to a holder of shares in the other company not being the same as the then prevailing Equalization Ratio, or which would not benefit the holders of shares in one company relative to the holders of shares in the other company;

•	the issue of securities or the granting of rights over securities by either company pursuant to an employee share scheme;

•	an issue of any securities in either company other than an offer by way of rights; or

INFORMATION ON THE COMPANY

•
a buy-back, repurchase or redemption of any shares, including a share cancellation in connection with a reduction of capital, on market in compliance with the rules of the relevant stock exchange and listing rules, at or below market value or pursuant to a general offer to shareholders in both companies which, applying the Equalization Ratio, is made on equivalent terms.

In addition, there is no requirement for a matching action, an adjustment to the Equalization Ratio or approval as a Class Rights Action where an action is taken in circumstances where the Boards of Directors consider that the effect of such action upon the holder of a share in one company relative to its effect on the holder of a share in the other company is not material. For this purpose, an effect is taken to be “not material” if:

•
the costs to the companies of taking a matching action or seeking approval as a Class Rights Action would be, in the opinion of the Boards of Directors, disproportionate to the effect of such action upon the holders of shares in the company for whose benefit a matching action would otherwise, in the absence of an adjustment to the Equalization Ratio or approval as a Class Rights Action, be required; and

•	the adjustment that would be required to be made to the Equalization Ratio would result in an adjustment to the relevant element of the Equalization Ratio of less than 0.1%.

However, in considering the application of the DLC equalization principles to any subsequent actions, the Boards of Directors will take into account the effect of all prior unadjusted actions in deciding whether a matching action, an adjustment to the Equalization Ratio or approval as a Class Rights Action is appropriate.

In relation to any action, when calculating any economic return to the holders of shares in either company, any tax payable by or on behalf of or tax benefit arising to, such holders will be disregarded. The Boards of Directors are not required to take into account fluctuations in exchange rates or in the market value of any securities or any other changes in circumstances arising after the date on which they make a determination as to the form and value of any matching action or the calculation of any adjustment to the Equalization Ratio.

Cross Guarantees

Each of BHP Billiton Limited and BHP Billiton Plc has executed a Deed Poll Guarantee, pursuant to which creditors entitled to the benefit of the Deed Poll Guarantees will, to the extent possible, be placed in the same position as if the relevant debts were owed by both BHP Billiton Limited and BHP Billiton Plc combined. Each of BHP Billiton Limited and BHP Billiton Plc will in respect of obligations subject to its Deed Poll Guarantee, unconditionally and irrevocably guarantee those obligations to creditors of the other company, subject to certain exceptions, and will undertake to each of them that, if for any reason the obligation is not met on its due date, such company will pay the amount due and unpaid to the creditor upon written demand by the creditor. A demand may not be made under the guarantee without a demand first having been made on the other company or the relevant principal debtor and/or, if such recourse is required under the terms of the relevant obligation, to any other person. BHP Billiton Limited and BHP Billiton Plc may at any time agree to exclude obligations of a particular type or a particular obligation or obligations, incurred after a future time from the scope of a Deed Poll Guarantee. The Deed Poll Guarantees may be terminated at any time after the Sharing Agreement is terminated or by agreement of the parties.

Takeover Provisions

Amendments have been made to the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association to ensure that a person cannot gain control of one company without having made an equivalent offer to the shareholders of both companies on equivalent terms. Sanctions for breach of these provisions would include withholding of dividends, voting restrictions and the compulsory divestment of shares to the extent a shareholder and its associates exceed the relevant threshold.

INFORMATION ON THE COMPANY

BHP Billiton Limited and BHP Billiton Plc, as separate listed companies, will remain subject to the takeovers laws and rules in Australia and the United Kingdom respectively, subject to modifications to those laws in Australia and provisions in the two companies’ corporate constitution, which are intended to have the effect of:

•	recognizing the substantive effect of the DLC, that the two companies should be regarded as a single combined group;

•	allowing the two regulatory systems to work together harmoniously and sensibly;

•	respecting the acquisition limits of 20% and 30% under Australian takeovers law and the United Kingdom takeovers rules respectively; and

•	avoiding any unintended impediment to any takeover of the combined group.

It is expected that under Australian takeovers law, as modified, and under the BHP Billiton Limited Constitution there will be a limit which prevents a person and its associates from exceeding a voting power threshold of 20% in relation to BHP Billiton Limited on a “stand alone” basis as if there were no Special Voting Share and only counting BHP Billiton Limited’s ordinary shares and there will be a separate limit which prevents a person and its associates from exceeding a voting power threshold of 20% in relation to BHP Billiton Plc, calculated having regard to all the voting power on a joint electorate basis.

Under the BHP Billiton Plc Articles of Association there is a limit that prevents a person and its concert parties from exceeding a voting power threshold of 30% in relation to BHP Billiton Plc on a “stand alone” basis as if there were no Special Voting Share and only counting BHP Billiton Plc’s ordinary shares. There will also be a separate limit which prevents a person and its associates from exceeding a voting power threshold of 20% in relation to BHP Billiton Plc, calculated having regard to all the voting power on a joint electorate basis. Under the United Kingdom City Code a compulsory offer will be required where a person and persons acting in concert with it acquires 30% of the voting rights of a company will apply to the voting rights of BHP Billiton Plc on the joint electorate basis.

The principal requirement for exceeding a limit is for all shareholders in both companies to be treated in an equivalent manner and sanctions may be imposed for breaches of these provisions. The BHP Billiton Limited Constitution has been amended to provide in effect that a person may only exceed any of these limits if an equivalent opportunity is provided to both BHP Billiton Limited shareholders and BHP Billiton Plc shareholders. In summary, this would require:

•	an equivalent procedure for the shares of both companies, such as an off market takeover offer;

•
that each procedure comply with the takeover laws and rules in Australia as regards the offer for the BHP Billiton Limited shares and in the United Kingdom as regards the offer for the BHP Billiton Plc shares; and

•	equivalent consideration, terms, information and time to consider being offered to the two groups of shareholders, both in relation to an initial offer and any increases or extensions.

With equivalent treatment in terms of the opportunities afforded to each group of shareholders, each group of shareholders will make its own decision as to whether the relevant offer is to be accepted. It is possible that one offer will become unconditional because the minimum acceptance condition is satisfied but that the other offer does not become unconditional because the equivalent minimum acceptance condition is not satisfied. Under the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association, if a person breaches a shareholding limit without providing equivalent opportunities to both groups of shareholders, then each company has the power to deny voting and dividend rights in respect of that number of shares which results in the threshold being exceeded, and powers to dispose of that same number of shares. The powers only extend to that number of shares which exceed the threshold.

INFORMATION ON THE COMPANY

Bonus Issue

Under the terms of the DLC Implementation Agreement one existing BHP Billiton Plc share had an economic interest equivalent to 0.4842 existing BHP Billiton Limited shares. In order to ensure that the economic and voting interest of each BHP Billiton Limited and BHP Billiton Plc share was equivalent following implementation of the DLC, there was a bonus issue to BHP Billiton Limited shareholders at a ratio of 1.0651 additional BHP Billiton Limited shares for each existing share held. The bonus share issue was effective July 5, 2001.

D. Property, Plant and Equipment

All assets are 100% owned, either directly or through subsidiary companies, unless otherwise stated.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Introduction

Following the implementation of the DLC structure, BHP Billiton Limited and BHP Billiton Plc remain separate publicly listed companies, but are now run by a unified Board and management team. The implementation of the DLC structure did not involve any transfers of assets or shares between the two companies. However, through a series of contractual arrangements, the shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions on matters affecting the combined group through a procedure in which the shareholders of both companies have equal voting rights per share and a 1:1 equalization ratio has been agreed, which means that the amount of cash dividends by BHP Billiton Limited will normally be matched by BHP Billiton Plc. If one company has insufficient profits or is otherwise unable to pay the agreed dividend, the other company will, as far as practical, enter into such transactions as are necessary to enable both companies to pay the equivalent dividends. In addition, if one company takes an action that would affect the ratio of the economic returns or voting rights on one company’s shares relative to the other company’s shares, then a matching action may be implemented or the equalization ratio adjusted to restore the equitable treatment of the two shareholder groups. Accordingly, shareholders of both BHP Billiton Limited and BHP Billiton Plc effectively have an interest in a single group combining all of the assets of both companies.

BHP Billiton Limited and BHP Billiton Plc each report, as its primary financial statements under the requirements of the US Securities and Exchange Commission, the BHP Billiton Group’s consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom and presented in US dollars. These financial statements account for the dual listed company structure as a business combination and accordingly consolidate BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. For purposes of this annual report, the operating and financial review and prospects discussions consists of a discussion for the combined BHP Billiton Group based on the consolidated financial statements prepared in accordance with UK GAAP for the BHP Billiton Group, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the 2002, 2001 and 2000 fiscal years. Under UK GAAP, the DLC structure is accounted for under the “pooling of interests” method as though the DLC structure had been effective and the two groups had operated as one enterprise throughout the periods presented. The currency of presentation is the United States dollar.

Under UK GAAP, the DLC structure has been accounted for as a merger (pooling of interests) in accordance with UK Financial Reporting Standard 6: Acquisitions and Mergers. Under US GAAP, the DLC structure is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group on June 29, 2001. In a merger or a combination, the assets, liabilities and equity of the BHP Billiton Plc Group and the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders’ equity includes the purchase adjustments required under US GAAP to recognize the BHP Billiton Plc assets and liabilities at their fair values, with the excess recorded as goodwill.

BHP Billiton Limited’s independent chartered accountant in Australia for the two years ended June 30, 2001 was Arthur Andersen. On June 15, 2002, Arthur Andersen LLP, Arthur Andersen’s U.S. affiliated firm, was convicted by a jury in Houston, Texas on a single charge of obstructing justice in connection with its actions regarding Enron Corp. As of August 31, 2002, Arthur Andersen LLP has ceased to practice before the SEC. As a U.S. listed company, BHP Billiton Limited is required to file with the SEC annual financial statements audited by its independent certified public accountant. The SEC has said that it will continue accepting financial statements audited or reviewed by Arthur Andersen so long as Arthur Andersen is able to make certain representations to us. In connection with its audit of the BHP Billiton Limited financial statements for the two years ended June 30, 2001 and the revision to note 50 of such financial statements, which is dated March 22, 2002, included in this annual report, Arthur Andersen has made the representations to us that are required by the SEC. In the future, our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, or if Arthur Andersen becomes unable to make the required representations to us. Further, it is possible that events arising out of the indictment may adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen’s audit of our financial statements.

General factors affecting operating results of the BHP Billiton Group

The following describes some of the material factors that have an impact on our financial condition and results of operations.

Commodity prices

The prices we obtain for our commodities are determined by, or linked to, prices in world commodity markets which, particularly in the petroleum industry and certain sectors of the minerals industry, have historically been subject to substantial variations because of fluctuations in supply and demand. We expect that volatility in prices for most of our commodities will continue for the foreseeable future. This volatility has an impact on our revenues and profits from period

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

to period. We seek to manage these risks under a portfolio management approach, which uses the effects of diversification rather than individual price risk management programs as the primary means of managing risk.

Our main commodities are aluminium, alumina, copper, iron ore, chrome, nickel, ferroalloys, coking and energy coal, oil, gas and liquefied petroleum gas. Metals such as aluminium and copper are generally sold under contract, often long-term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Since mid-2000, alumina and aluminium prices have fallen significantly and market surplus conditions currently exist. Over the last five years, copper prices have declined steadily, primarily reflecting the economic slowdown. Historically, nickel prices have been more volatile than most other metals. In recent years, nickel and chrome prices have mostly been falling. Coking and energy coal prices generally are also driven by supply and demand. Coking coal demand is expected to remain steady in the short to near term and energy coal prices have remained relatively stable and consistently below oil and gas prices on an energy equivalent basis. With respect to iron ore, the outlook in the short-term is for very mild softening of demand, with declining Japanese demand countered by continued strong Chinese imports. Generally, the iron ore price outlook is uncertain given the poor financial state of the world’s steel industry and current low steel prices. Oil and gas prices are dominated by global supply and demand conditions, linked to industrial production and political factors with OPEC. You should refer to the “BHP Billiton Group Annual Financial Statements – Note 30” for details of the BHP Billiton Group’s hedge transactions outstanding at June 30, 2002.

Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases. For example, our products are predominantly priced in United States dollars. As a result, fluctuations in the Australian dollar or South African rand, which account for a substantial portion of our operating expenses, relative to the United States dollar could have a material impact (positive or negative) on our financial condition and results of operations. We manage these risks under a portfolio management approach, which uses the effects of diversification rather than individual price risk management programs, as the primary means of managing risk. You should refer to the “BHP Billiton Group Annual Financial Statements – Note 30” for details of the BHP Billiton Group’s hedge transactions outstanding at June 30, 2002.

We are also exposed to exchange rate translation risk in relation to our foreign currency denominated monetary assets and liabilities including debt and long-term liabilities (other than site restoration provisions). We manage our foreign currency translation exposures so that our foreign currency net assets provide a natural hedge against the effect of variations in the exchange rate. An exception to this is our borrowings denominated in South African rand, which at June 30, 2002, was 5% of our total debt on a UK GAAP basis. This view-based strategy is based on the historical depreciation of the South African rand against the US dollar and the interest rate differential between the two currencies.

Our losses due to legacy foreign currency hedging amounted to US$331 million for the year ended June 30, 2002 and US$360 million for the year ended June 30, 2001.

Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. We manage these risks under a portfolio management approach, which uses the effects of diversification rather than individual price risk management programs, as the primary means of managing risk. You should refer to the “BHP Billiton Group Annual Financial Statements – Note 30”, for details of the BHP Billiton Group’s interest rate and cross currency swaps outstanding at June 30, 2002.

For a discussion of other factors that may affect our operating results and financial performance, you should refer to “Risk Factors”.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies

The preparation of the BHP Billiton Group’s combined financial statements requires our management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported turnover and costs during the reported period. On an ongoing basis, our management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on other various factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Our management has identified the following critical accounting polices under UK GAAP:

Foreign currencies

The BHP Billiton Group’s reporting currency is US dollars as this is the dominant currency in which BHP Billiton Group companies operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of the entity) are recorded using the exchange rate ruling at the date of the transactions, or if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on foreign currency provisions for site restoration which are capitalized in tangible fixed assets.

Profit and loss accounts of subsidiaries and joint ventures which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than material exceptional items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint ventures together with differences between their profit and loss accounts translated at average and closing rates, are shown as a movement in reserves and in the consolidated statement of total recognized gains and losses. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related and realized taxation effects, are also shown as a movement in reserves and in the consolidated statement of total recognized gains and losses.

Turnover

Turnover from the sale of goods and disposal of other assets is recognized when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of title, risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured.

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date, which is the date the commodity is delivered to the shipping agent. Revenue is recognized on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamonds), title passes and revenue is recognized when the goods have been received.

In cases where the terms of the executed sales agreement allows for an adjustment to the sales price based on a survey of the goods by the customer (e.g., an assay for mineral content), recognition as revenue of a portion of the sales price may be deferred at the time of shipment until a final adjustment is determined. Historically, these adjustments have been insignificant.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exploration, evaluation & development expenditure

In respect of minerals, exploration and evaluation expenditure is charged to the profit and loss account as incurred except in respect of cost centers where:

•	it is expected that the expenditure will be recouped by future exploitation or sale; or

•
substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalized.

In respect of petroleum, exploration expenditure is accounted for in accordance with the successful efforts method on an area of interest basis. Exploration license acquisition costs pertaining to new unexplored areas are expensed as incurred, except in the case of established exploration areas which are amortized over the term of the license. Expenditure on general seismic data and other costs not directly related to a specific area of interest are expensed in the year in which they are incurred. All exploration expenditure is charged against the profit and loss account, except where the expenditure relates to an area of interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at balance date, exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves. Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written-off. When proved reserves of oil and natural gas are determined and development is sanctioned and completed, the relevant expenditure is amortized on the units-of-production method.

Decommissioning, site restoration and environmental costs

BHP Billiton Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group’s environmental policies. The expected cost of any approved decommissioning or restoration program, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group’s interpretation of environmental and regulatory requirements and its own environmental policies where these are more onerous. The cost is capitalized where it gives rise to future benefits. The capitalized cost is amortized over the life of the operation and the increase in the net present value of the provision for the expected cost is included with interest and similar items. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognized where environmental contamination as a result of oil and chemical spills, seepage or other contingent events gives rise to a loss which is probable and reliably estimable.

We charge the cost of ongoing programs to prevent and control pollution and to rehabilitate the environment to the profit and loss account as incurred.

Tangible assets – Valuation

Fixed assets are generally included in the financial statements at historical cost. Fixed assets and goodwill are assessed to ensure carrying values do not exceed estimated recoverable amounts.

The carrying value of each income generating unit is reviewed bi-annually to evaluate whether the carrying amount is recoverable. Assets may be reviewed more regularly if an event or change in circumstances indicates that the

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based upon the amount by which the asset carrying amount exceeds the higher of net realizable value and value in use. Value in use is generally determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. For 2001-2002, the rates applied were between 12.9% and 15.0%. Future cash flows are estimated based on production and sales plans, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

Taxation

Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date, except as follows:

•
Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute all past earnings exists;

•
Deferred tax is not recognized on the difference between book values and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognized; and

•	Deferred tax assets are recognized only where it is more likely than not that they will be recovered.

Resource rent taxes and royalties are charges to operating profit; full provision is made for all timing differences which have arisen but not reversed at the balance sheet date except that carried forward resource rent tax benefits are recognized only to the extent that it is more likely than not that they will be recovered.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Recent quarterly results

Set forth below are our unaudited financial results for the quarter ended September 30, 2002 prepared in accordance with UK generally accepted accounting principles. The discussion following the table, unless otherwise stated, is based on continuing operations, excluding exceptional items and our steel business, which was demerged in July 2002.

	Quarter ended September 30,
	2002			2001
	Continuing Operations	Discontinued Operations/ Exceptional Items	Total	Continuing Operations	Discontinued Operations	Exceptional Items	Total
	(US$ million)
Consolidated Profit and Loss Account
(Prepared in accordance with UK GAAP)
Turnover (including share of joint ventures and associates)	3,922	—	3,922	3,811	650	—	4,461
Less: share of joint ventures and associates’ turnover	(478)	—	(478)	(246)	(47)	—	(293)

Group turnover	3,444	—	3,444	3,565	603	—	4,168
Net operating costs (excluding depreciation and amortization)	(2,305)	—	(2,305)	(2,400)	(530)	—	(2,930)
Depreciation and amortization	(386)	—	(386)	(381)	(34)	—	(415)

Group operating profit	753	—	753	784	39	—	823
Share of operating profit/(loss) of joint ventures and associates	85	—	85	72	(1)	—	71

Operating profit (including share of profit of joint ventures and associates)	838	—	838	856	38	—	894

Income from other fixed asset investments	3	—	3	6	—	—	6
Profit on sale of fixed assets	3	—	3	5	16	—	21
Loss on sale of discontinued operations	—	(19)	(19)	—	—	—	—

Profit before net interest and similar items payable, and taxation	844	(19)	825	867	54	—	921

Net interest and similar items payable(1)
— Group	(49)	—	(49)	(64)	1	—	(63)
— Joint ventures and associates	(18)	—	(18)	1	(3)	—	(2)

Profit before taxation	777	(19)	758	804	52	—	856
Taxation(1)	(193)	—	(193)	(228)	(9)	—	(237)

Profit after taxation	584	(19)	565	576	43	—	619
Equity minority interests	(12)	—	(12)	(10)	(1)	—	(11)

Attributable profit	572	(19)	553	566	42	—	608

Earnings per ordinary share (basic) (US cents)(2)	9.2	(0.3)	8.9	9.4	0.7	—	10.1
Earnings per ordinary share (diluted) (US cents)(3)	9.2	(0.3)	8.9	9.4	0.7	—	10.1

(1)
Net interest shown against discontinued operations includes that amount of net external interest which is directly attributable to the discontinued operations. Taxation is the nominal charge on the profit before taxation.

(2)
Based on attributable profit divided by the weighted average number of ordinary shares (ranking for dividends). The weighted average number of ordinary shares for the quarter ended September 30, 2002 was 6,196 million (2001: 6,024 million). The BHP

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Billiton Plc equalisation bonus issue associated with the BHP Steel demerger is reflected in the weighted average number of ordinary shares from July 1, 2002. The weighted average number of shares used for the purposes of calculating basic earnings per ordinary share is calculated after deduction of the shares held by the Billiton Employee Share Ownership Trust, adjusted for the BHP Billiton Limited bonus issue effective June 29, 2001.
(3)
Based on attributable profit divided by the weighted average diluted number of ordinary shares. The weighted average diluted number of ordinary shares is calculated by adjusting the weighted average basic number of ordinary shares for the effect of options, partly paid shares and the executive share awards which are dilutive at September 30, 2002. The weighted average diluted number of ordinary shares for the quarter ended September 30, 2002 was 6,207 million (2001: 6,039 million). The BHP Billiton Plc equalisation bonus issue associated with the BHP Steel demerger is reflected in the weighted average diluted number of ordinary shares from July 1, 2002.

Turnover from continuing operations rose by 2.9% to US$3,922 million compared to the corresponding quarter in 2001-2002. Profit before interest and tax from continuing operations (before exceptional items) was US$844 million, a decrease of 2.7%.

Higher sales volumes of titanium minerals, nickel, petroleum products, metallurgical coal and diamonds were partly offset by lower sales volumes of copper, resulting in a positive net volume impact on profit before interest and tax of approximately US$60 million. Lower prices for export energy coal, diamonds, aluminium, alumina and silver decreased turnover by approximately US$125 million. This decrease was partly offset by higher prices for petroleum products and nickel which increased turnover by approximately US$85 million.

Favourable operating costs increased profit before interest and tax by approximately US$15 million compared with the corresponding period. Our cost reduction initiatives and reduced maintenance costs at Hillside in South Africa lowered costs by approximately US$45 million. These factors were partially offset by higher costs at Queensland Coal, due to roof control problems, higher operating costs at Bass Strait and an unfavourable cost variance at Escondida due to the lower production levels. We remain on track to deliver the US$270 million in cost reduction and other merger benefits by the end of this financial year.

Increases in price-linked costs depressed profit before interest and tax by approximately US$15 million, mainly due to higher royalties and taxes for petroleum products, partially offset by lower London Metals Exchange linked costs in Aluminium, while inflationary pressures increased costs by approximately US$50 million.

New and acquired operations increased profit before interest and tax by approximately US$10 million due to the higher ownership interest in Cerrejon Zona Norte in Colombia from February 2002 and the commencement of commercial production at Antamina in Peru in November 2001. The corresponding period also included contribution to profit before interest and tax of approximately US$40 million, mainly from PT Arutmin in Indonesia, divested in November 2001, and Rietspruit energy coal mine in South Africa, which was closed in May 2002.

Foreign currency fluctuations had a favourable effect of approximately US$55 million. This was mainly due to the impact of lower Rand/US$ exchange rates on operating costs and the conversion of monetary assets and liabilities (approximately US$45 million), together with reduced losses on legacy A$/US$ currency hedging (approximately US$40 million) compared with the corresponding period. This was partly offset by the impact of stronger A$/US$ exchange rates on operating costs and the conversion of monetary assets and liabilities (approximately US$25 million).

Exploration expense was down by approximately US$20 million.

Net interest on borrowings and cash decreased from US$138 million to US$101 million, principally driven by lower market interest rates and lower average debt levels. Exchange gains on net debt were US$31 million compared with US$82 million in the corresponding quarter, mainly in relation to Rand and Canadian denominated debt. The tax charge was US$193 million, representing an effective rate of 24.8%. Excluding the impact on tax of non tax-effected foreign

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

currency gains and other functional currency translation adjustments, the effective rate was 33.2%, in line with the corresponding previous period.

Attributable profit was US$572 million, an increase of 1.1%. Basic earnings per share was 2.1% lower at 9.2 US cents per share. The BHP Billiton Plc equalization bonus issue associated with the BHP Steel demerger is reflected in earnings per share calculations from July 1, 2002. Earnings per share calculations in the corresponding period have not been restated.

The demerger of our steel business was completed in July 2002. The 6% interest in BHP Steel that we retained was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognized in the reporting quarter and is disclosed as an exceptional item in relation to discontinued operations. The contribution of our steel business in the corresponding period has been disclosed as discontinued operations.

The following table provides a summary of the Customer Sector Group results for the quarter ended September 30, 2002 and the corresponding period.

	Quarter ended September 30,
	Turnover(1)			Profit before interest and tax(2)
	2002	2001	Change %	2002	2001	Change %
	(US$ million)
Petroleum	817	787	3.8	384	325	18.2
Aluminium	777	698	11.3	135	114	18.4
Base Metals	389	359	8.4	16	53	-69.8
Carbon steel materials.	851	830	2.5	267	292	-8.6
Diamonds and specialty products	333	383	-13.1	70	65	7.7
Energy coal	428	538	-20.4	68	149	-54.4
Stainless steel materials	220	214	2.8	23	(11)
Group and unallocated items	185	145	27.6	(119)	(120)	0.8

BHP Billiton Group from continuing operations	3,922	3,811	2.9	844	867	-2.7

(1)	Turnover does not add to BHP Billiton Group due to intersegment transactions.
(2)	Excluding exceptional items.

An explanation of the factors influencing profit before interest and tax, including joint ventures and associates (excluding exceptional items) by Customer Sector Group, is as follows:

Petroleum

Petroleum contributed profit before interest and tax of US$384 million, up from US$325 million, an increase of 18.2% compared with the corresponding period. The increase in profit before interest and tax was due mainly to a higher average realised oil price of US$26.97 per barrel compared to US$25.97 per barrel in the corresponding period together with a higher average realised liquefied petroleum gas (LPG) price of US$241.53 per tonne compared to US$233.64 per tonne in the corresponding period. Sales volumes at North West Shelf in Australia and Bass Strait were higher as a result of timing of shipments and strong production, partly offset by lower oil and condensate production at Liverpool Bay in the United Kingdom, which was mainly due to scheduled shutdowns, and lower oil production at Griffin in Australia resulting from natural field decline. In addition, profit before interest and tax was favourably impacted by lower petroleum exploration costs in the current period. These factors were partly offset by higher costs as a result of an increase in price-linked costs (royalties and taxes) and higher operating costs at Bass Strait.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Aluminium

Aluminium contributed profit before interest and tax of US$135 million, up from US$114 million, an increase of 18.4% compared with the corresponding period. The increase in profit before interest and tax was mainly attributable to lower maintenance costs at Hillside, with the completion of the pot-relining program in June 2002, lower operational costs at Hillside and Worsley in Australia as a result of the continued success of operational excellence projects and the end of power restrictions in Brazil. The weakening of the Rand/US$ and Brazilian Real/US$ exchange rates also had a favourable impact on operating costs. These factors were partially offset by the lower average LME price for aluminium, down US$69 per tonne or 5%.

Base Metals

Base Metals contributed profit before interest and tax of US$16 million, down from US$53 million, a decrease of 69.8% compared with the corresponding period. The profit before interest and tax reduction was mainly due to lower volumes at Escondida and Tintaya in Peru, reflecting the decision to temporarily reduce production in reaction to the global deterioration of base metals markets. A decline in the average realised price for silver also had an unfavourable impact on profit before interest and tax. These factors were partly offset by the contribution from Antamina which commenced commercial operations in November 2001.

Carbon Steel Materials

Carbon Steel Materials contributed profit before interest and tax of US$267 million, down from US$292 million, a decrease of 8.6% compared with the corresponding period. The decrease in profit before interest and tax was mainly attributable to the unfavourable impact of stronger A$/US$ exchange rates on operating costs compared to the corresponding period, together with higher costs reported at Queensland Coal operations due to continued roof control problems at Crinum and plant maintenance activities. These factors were partially offset by significantly increased market demand for manganese alloy and strong demand from Asian markets for West Australian iron ore resulting in record shipping volumes during the September 2002 quarter.

Diamonds and Specialty Products

Diamond and Specialty Products contributed profit before interest and tax of US$70 million, up from US$65 million, an increase of 7.7% compared with the corresponding period. The increase in profit before interest and tax was primarily due to higher earnings from the titanium minerals operations mainly due to timing of shipments, together with increased diamond production, mainly due to increased plant throughput and processing efficiencies. These factors were partially offset by lower average realised diamond prices as a result of a change in product mix compared with the corresponding period.

Energy Coal

Energy Coal contributed profit before interest and tax of US$68 million, down from US$149 million, a decrease of 54.4% compared with the corresponding period. The decrease in profit before interest and tax was primarily due to a significant decline in export market prices, with average prices 19% below the corresponding period. Export prices reached a low early in the quarter before improving over the balance of the period. Equity sales volumes decreased by 12% as a result of the divestment of PT Arutmin and the closure of the Rietspruit mine. These factors were partially offset by the favourable impact of the weakening Rand/US$ exchange rates on operating costs and the contribution from the additional interest acquired in the Cerrejon Zona Norte operation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Stainless Steel Materials

Stainless Steel Materials contributed profit before interest and tax of US$23 million, compared with a loss of US$11 million in the corresponding period. The increase in profit before interest and tax was driven by higher realized prices for nickel, up by 20%, together with a 20% increase in nickel production reflecting the continued ramp-up of production from Cerro Matoso Line 2 in Colombia, and higher recoveries at QNI in Australia, along with the favourable effect of the lower Rand/US$ exchange rate on operating costs in chrome.

Group and Unallocated Items

Corporate overheads for the quarter decreased by US$12 million to US$49 million, from US$61 million in the corresponding period. Losses on legacy A$/US$ currency hedging also decreased to US$55 million from US$93 million in the corresponding period. These decreases were partly offset by the unfavourable impact of the strengthening A$/US$ exchange rate on operating costs and other one-off items.

US Generally Accepted Accounting Principles

For a description of the material differences which ordinarily apply to the BHP Billiton Group between UK GAAP as followed by the BHP Billiton Group and the estimated result under US GAAP, refer “Note 35. US Generally Accepted Accounting Principles Disclosures” in the attached 2002 BHP Billiton Group Annual Financial Statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BHP Billiton Group

The following discussion is based on the BHP Billiton Group’s consolidated financial statements. These consolidated financial statements account for the DLC structure on a “pooling-of-interests” basis as though the two companies had been operating as a single enterprise from the beginning of the periods presented. As a single economic enterprise, we now operate principally seven segments, consisting of Aluminium, Base Metals, Carbon Steel Materials, Stainless Steel Materials, Energy Coal, Diamonds and Specialty Products and Petroleum. In addition, we operated a steel business which we have now spun-off. The following table sets forth the contribution to combined turnover and profit before taxation for each of the customer sector groups for the three years ended June 30, 2002.

	Turnover			Profit before tax
	Year ended June 30,			Year ended June 30,
	2002	2001	2000	2002	2001	2000
	(US$ millions)
Group including share of joint ventures and associates
Aluminium	2,857	2,971	2,357	492	523	438
Base metals(1)	1,821	1,719	1,933	200	462	465
Carbon steel materials	3,306	3,349	2,826	1,084	918	548
Stainless steel materials(1)	868	994	1,156	3	72	204
Energy coal	1,919	1,982	1,597	536	382	137
Diamonds and Specialty Products	1,480	1,318	500	272	188	167
Petroleum	2,815	3,361	2,971	1,073	1,407	1,061
Steel	2,785	3,760	5,393	101	270	402
Group and unallocated(1)	495	209	329	(573)	(595)	(395)
Exceptional Items	—	—	—	(212)	(1,088)	(760)
Net interest	—	—	—	(249)	(476)	(489)
Intersegment	(568)	(584)	(660)	—	—	—

Total	17,778	19,079	18,402	2,727	2,063	1,778

(1)
A new segment, Diamonds and Specialty Products, has been created encompassing Diamonds, Titanium Minerals, Integris (metals distribution) and Exploration and Technology. This new segment reflects management responsibility for these businesses. As a consequence, the former Exploration, Technology and New Business and Other Activities segments ceased to exist and any remaining portions have been included in Group and Unallocated Items. In addition, HBI Venezuela and Ok Tedi, previously reported in Carbon Steel Materials and Base Metals, respectively, are now included in Group and Unallocated Items and Columbus Stainless Steel, previously reported in Other Activities, is now included in Stainless Steel Materials. Comparatives have been restated accordingly.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The table below sets forth the contribution to combined turnover and net profit (before tax and net interest) by geographic origin for the three years ended June 30, 2002.

	Turnover			Profit before tax and net interest
	Year ended June 30,			Year ended June 30,
	2002	2001	2000	2002	2001	2000
	(US$ millions)
Geographic origin
Australia	7,729	8,254	8,499	1,680	1,619	700
Europe	2,080	1,987	1,147	130	194	268
North America	2,351	2,126	1,875	43	117	68
South America	2,255	2,350	2,078	301	444	644
Southern Africa	2,696	3,107	3,319	712	498	483
Rest of World	667	1,255	1,484	110	(333)	104

Total	17,778	19,079	18,402	2,976	2,539	2,267

The table below sets forth the analysis of combined turnover by geographic market for the three years ended June 30, 2002.

	Turnover
	Year ended June 30,
	2002	2001	2000
	(US$ millions)
Geographic market
Australia	2,957	3,091	4,078
Europe	4,407	4,302	3,291
Japan	2,095	2,565	2,319
South Korea	1,110	976	1,021
Other Asia	2,158	2,317	2,083
North America	2,735	3,057	2,862
Southern Africa	1,239	1,159	1,337
Rest of World	1,077	1,612	1,411

Total	17,778	19,079	18,402

Year ended June 30, 2002 compared with year ended June 30, 2001

The following discussion and analysis is based on BHP Billiton Group’s Annual Financial Statements, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the two years ended June 30, 2002 as prepared in conformity with UK laws and accounting standards.

In this analysis, all references to 2001-2002 or the current period are to the year ended June 30, 2002 and all references to 2000-2001 or the corresponding period are to the year ended June 30, 2001.

A new segment, Diamonds and Specialty Products, has been created encompassing Diamonds, Titanium Minerals, Integris (metals distribution) and Exploration & Technology. As a consequence, the former Exploration, Technology and New Business and Other Activities segments ceased to exist and any remaining portions have been included in Group and Unallocated Items. In addition, HBI Venezuela and Ok Tedi, previously reported in Carbon Steel Materials and Base

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Metals, respectively, are now included in Group and Unallocated Items and Columbus Stainless Steel, previously reported in Other Activities, is now included in Stainless Steel Materials. Comparatives have been restated accordingly.

With effect from July 1, 2001, the majority of the BHP Billiton Limited Group’s businesses changed their functional currency to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with the BHP Billiton Plc Group and is the basis on which the combined BHP Billiton Group manages it businesses and records its transactions.

With effect from July 1, 2001, the BHP Billiton Group has changed its accounting policy regarding the treatment of foreign exchange gains or losses on local currency site restoration provisions held in the accounts of entities using US dollar functional currencies. Under the previous policy, the foreign exchange gains and losses on site restoration provisions were recognized in the profit and loss account. Under the revised policy, such foreign exchange gains and losses are treated as part of the revision to the estimated future restoration cost and are included in the cost of tangible fixed assets. The revised policy has been adopted as it better matches the ultimate cost of site restoration charged in the profit and loss account to the profit earned. The impact in the year ended June 30, 2002 has been capitalization to tangible fixed assets of foreign exchange losses of US$40 million. The application of the revised policy to prior periods does not have a material impact on the comparative profit and loss account or balance sheet and no prior period adjustments have been made.

Results of operations

Consolidated

Profit after taxation (before equity minority interests) for the year ended June 30, 2002 was US$1.7 billion compared with US$1.3 billion for the corresponding period. Excluding exceptional items, profit after taxation (before equity minority interests) was US$2.0 billion compared with a profit of US$2.2 billion for the year ended June 30, 2001.

Turnover (including share of joint ventures and associates) was US$17.8 billion for 2001-2002 compared with US$19.0 billion for the corresponding period. For information relating to turnover, refer below under Aluminium, Base Metals, Carbon Steel Materials, Stainless Steel Materials, Energy Coal, Petroleum, Steel, Diamonds and Specialty Products and Group and Unallocated Items.

Profit before taxation was US$2.7 billion for 2001-2002 compared with a profit of US$2.1 billion for 2000-2001. Excluding exceptional items, profit before taxation was US$2.9 billion for 2001-2002 compared with a profit of US$3.2 billion for 2000-2001. The exceptional items in 2001-2002 included:

•
Merger related restructuring costs (organizational restructuring costs) of US$80 million (comprising redundancies and costs associated with the restructuring, the closure of world-wide offices and systems and processes alignment and improvement).

•
In Base Metals, a loss of US$132 million (excluding US$13 million recognized for merger related restructuring costs). The loss included a charge to profit of US$101 million, following a reassessment of the Group’s asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999). This comprised US$171 million for impairment provisions, principally related to the San Manuel smelter, partly offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure. In addition, a loss of US$31 million recognized the costs of the suspension and a write-down of obsolete equipment for sulphide operations at Tintaya in Peru, which have been suspended until at least January 2003.

The 2000-2001 profit before tax included exceptional items that resulted in a charge to profit of US$1.1 billion, comprising losses from the termination of operations and write-down of assets (principally Ok Tedi, HBI Venezuela and

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Columbus), provision for closure and restructuring costs, merger transaction costs, and merger related restructuring costs, partly offset by profits from the sale of fixed assets and expansion rights.

Excluding exceptional items, there were a number of factors that affected our results for 2001-2002, including:

•
the unfavorable effect of prices decreased profit before taxation by approximately US$665 million compared with the corresponding period, mainly due to lower prices for crude oil, aluminium, copper, nickel, chrome, alumina, diamonds, silver and zinc, which decreased turnover by approximately US$1,035 million. This decrease was partly offset by higher prices for metallurgical coal, energy coal, and gas prices, which increased turnover by approximately US$370 million;

•
the unfavorable effect of volumes decreased profit before taxation by approximately US$165 million compared with the corresponding period, mainly due to lower sales volumes from Base Metals, Carbon Steel Materials, petroleum products, Energy Coal and Titanium Minerals businesses, partly offset by higher sales volumes from the Stainless Steel Materials businesses;

•
Steel profits (excluding OneSteel Limited) decreased by approximately US$130 million compared with the corresponding period. The corresponding period included contribution to profit before taxation of approximately US$125 million from a higher ownership interest in metallurgical coal in Queensland, the sale of Buffalo oilfield in Australia, spun-off steel operations (OneSteel Limited), and the Ok Tedi copper mine in Papua New Guinea, partly offset by losses from HBI Venezuela. The current period included a lower contribution from PT Arutmin Indonesian energy coal operations due to sale of the business in November 2001; and

•
exploration charged to profit was approximately US$45 million higher than the corresponding period mainly due to the write-off of La Granja copper exploration activities in Peru, together with increased petroleum activity in the Gulf of Mexico.

These factors were partly offset by the following factors:

•
cost reductions increased profit before taxation by approximately US$350 million compared with the corresponding period. Lower price-linked costs of approximately US$270 million were mainly due to lower royalties and taxes for petroleum products together with lower costs for London Metals Exchange listed commodities, partly offset by increased royalty costs at metallurgical coal operations mainly reflecting higher metallurgical coal prices. Merger benefit initiatives generated net cost savings of approximately US$110 million during the year. Costs increased at Escondida in Chile, mainly reflecting the decision to reduce production in response to weaker base metals markets, and increased costs at metallurgical coal operations in Australia and energy coal operations in New Mexico were due to operational issues. These factors were partly offset by lower operating costs at Liverpool Bay in the United Kingdom and Hillside in South Africa, primarily reflecting higher maintenance activities in the corresponding period, cost reductions at the Gulf of Mexico in the US petroleum operations, mainly due to increased productivity, and savings at WA Iron Ore operations in Australia due to lower port and rail costs. Inflation increased costs by approximately US$210 million;

•
new and acquired operations increased profit before taxation by approximately US$185 million compared with the corresponding period, mainly due to commencement of production of petroleum from Typhoon in America, Zamzama in Pakistan and Keith in the North Sea, increased ownership interests in the Worsley alumina refinery in Australia together with the fully commissioned Mozal aluminium smelter in Mozambique, the acquisition of an additional 29% interest in the Ekati™ diamond business, a full years contribution from Rio Algom base metals businesses and the first full year contribution from Carbones del Cerrejon and Cerrejon Zona Norte Coal in Colombia. These factors were partially offset by a downturn in the Integris (formerly Metals Distribution) (US) business compared with the corresponding period;

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•
foreign currency fluctuations had a favorable effect of approximately US$375 million, mainly due to the impact of lower Rand/US$ (US$265 million) and A$/US$ (US$85 million) exchange rates on related operating costs and the conversion of monetary assets and liabilities, including provision balances, and reduced losses on legacy A$/US$ currency hedging;

•	profits from asset sales were approximately US$45 million higher than the corresponding period, mainly due to the profit on the sale of PT Arutmin Energy Coal operations in Indonesia; and

•	variations in stripping ratios have not had a material impact on the reported results of the current period as compared to the corresponding period.

Depreciation and amortization expense increased US$55 million to US$1,727 million in 2001-2002. This mainly reflected the additional 29% interest acquired in Ekati™ (Diamonds and Specialty Products), the additional 56% interest in the Worsley alumina refinery (Aluminium) acquired in January 2001, a full year’s contribution from the Rio Algom operations (Cerro Colorado, Antamina and Highland Valley) (Base Metals), which were acquired in October 2000, and the commissioning of Cerro Matoso Line 2 (Stainless Steel Materials). Increased production across various petroleum businesses also contributed to the higher charge compared with the corresponding period. These factors were partly offset by reduced depreciation charges from ceased, sold and discontinuing operations, including the effect on depreciation of the write-off in the year ended June 30, 2001 of Ok Tedi (Group and Unallocated items).

Net interest expense (before exchange gains on net debt) fell to US$429 million in 2001-2002 from US$625 million in the corresponding period. Net interest including capitalized interest and excluding discounting on provisions, fell from US$625 million in 2000-2001 to US$445 million in 2001-2002. That reduction of US$180 million (28.8%) was principally driven by an improved credit rating, lower average debt levels, which was mainly due to robust cash flows allowing for net debt repayment, and lower market interest rates.

Exchange gains on net debt were US$180 million in 2001-2002 compared with US$149 million in the corresponding period, arising primarily on the year-end translation of Rand denominated debt of companies which account in US dollars as their functional currency.

Including exceptional items, the tax charge for 2001-2002 was US$990 million compared with US$811 million for 2000-2001, representing an effective taxation rate for 2001-2002 of 36.3% compared with 39.3% in 2000-2001. In June 2002, a change in legislation increased the corporation taxation rate for oil and gas companies in the United Kingdom from 30% to 40%, resulting in deferred taxation balances being restated, with an adverse impact of US$56 million on the 2001-2002 results. This item has been disclosed as an exceptional item. The tax effects of other exceptional items were a benefit of US$24 million in 2001-2002.

Excluding exceptional items, the tax charge for 2001-2002 was US$958 million, representing an effective rate of 32.6%. Excluding the impact on tax of non tax-effected foreign currency gains and other functional currency translation adjustments, the effective rate was 32.7%. This rate is above the UK nominal rate of 30% mainly due to non tax-effected losses in 2001-2002, non-deductible accounting depreciation and amortization, and secondary taxes on dividends paid and payable by South African entities, partly offset by the recognition of prior year tax losses.

The share of net profit or loss attributable to outside equity interests share of profit after taxation increased from a loss of US$277 million in 2000-2001 to a gain of US$45 million in 2001-2002. The loss in the corresponding period was mainly due to the impact of the Ok Tedi write-off adjustment of US$268 million reflecting outside equity interest’s share of Ok Tedi’s net assets at June 30, 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Aluminium

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$2.9 billion during 2002, a decrease of US$0.1 billion or 4% compared with the corresponding period.

Turnover was unfavorably affected by a lower average LME price for aluminium, down US$180 per tonne or 11.7% to US$1,359 per tonne compared with US$1,539 per tonne in the corresponding period, and the decline in production from Alumar and Valesul in Brazil due to power curtailments, partly offset by higher alumina production from Worsley in Australia together with increased production from the fully commissioned Mozal aluminium smelter in Mozambique.

Aluminium smelter production was 992,000 tonnes in 2001-2002 compared with 984,000 tonnes in the corresponding period. Increased metal production from Mozal of 127,000 tonnes (93,000 tonnes in 2000-2001) was largely offset by lower production from the Brazilian operations of 189,000 tonnes (215,000 tonnes in 2000-2001). Hillside production of 502,000 tonnes was slightly higher (498,000 tonnes in 2000-2001) mainly due to its capacity improvement program, with an additional 10,300 tonnes achieved in the latter half of the year. This was offset by one-off production losses of 12,500 tonnes, incurred as a result of a power outage in September 2001. Alumina production increased from 2.9 million tonnes in 2000-2001 to 3.9 million tonnes in 2001-2002. This increase was mainly attributable to the acquisition in January 2001 of an additional 56% interest in Worsley, taking our stake to 86%.

Profit before taxation for 2001-2002 was US$488 million compared with a profit of US$576 million in the corresponding period. The 2001-2002 result included an exceptional item of US$4 million before taxation for merger related restructuring costs. The 2000-2001 result included exceptional items of US$53 million before taxation, comprising a US$61 million gain from the sale of expansion rights at Mozal II, offset by a US$8 million charge for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Aluminium’s profit before taxation was US$492 million in 2001-2002, a decrease of US$31 million or 6% compared with 2000-2001. Offsetting the price and volume factors mentioned above, the 2001-2002 result was favorably affected by lower operating costs, mainly due to the decrease in LME linked production costs together with the favorable effect on related operating costs due to US dollar exchange rate movements against the South African Rand and Brazilian Real.

Exploration expenditure incurred and charged to profit in 2001-2002 was US$nil compared with US$1 million in 2000-2001.

Depreciation and amortization expense was US$234 million in 2001-2002, an increase of US$36 million compared with 2000-2001. The higher charge for 2001-2002 mainly reflected the additional 56% interest in Worsley and the newly commissioned Mozal I.

Base Metals

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$1.8 billion during 2001-2002, an increase of US$0.1 billion or 6% compared with the corresponding period.

Turnover was unfavorably affected by a significant decline in the average realized copper price to US$0.69 per pound compared to US$0.78 per pound in the corresponding period, together with lower sales volumes at Escondida and Tintaya. These factors were partly offset by a full year’s contribution from the Rio Algom operations, as well as higher silver and lead volumes shipped from our Cannington mine. The increase in volumes from our Cannington mine resulted from an upwards revision of the mine’s production strategy driven by incremental mine capacity increases during the period.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Production of payable copper increased by 1.5% to 586,600 tonnes in 2001-2002 compared with 578,000 tonnes in the corresponding period, mainly due to the commencement of commercial production at Antamina and a full year’s contribution from the Rio Algom operations. These factors were partly offset by lower volumes at Escondida and Tintaya following the decision to temporarily reduce production in response to the global deterioration of base metals markets.

Zinc production was 162,520 tonnes in 2001-2002, an increase of 33% compared with 121,749 tonnes in the corresponding period. This increase was mainly due to the commencement of commercial production at Antamina.

Silver production was 40,750,000 ounces and lead production was 236,066 tonnes in 2001-2002, increases of 28% and 14%, respectively, compared with 31,279,000 ounces and 206,194 tonnes, respectively, in the corresponding period. These increases mainly reflected higher silver and lead volumes from our Cannington mine resulting from a revision of the mine’s production strategy, together with the commencement of commercial silver production from Antamina.

Profit before taxation for 2001-2002 was US$55 million compared with a profit of US$454 million in the corresponding period. The 2001-2002 result included an exceptional loss of US$145 million, including a charge to profit of US$101 million following a reassessment of the Group’s asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999). This included US$171 million for impairment provisions, principally related to the San Manuel smelter, partly offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure. In addition, a charge of US$31 million recognized the costs of the suspension and a write-down of obsolete equipment for sulphide operations at Tintaya in Peru, which have been suspended until at least January 2003, and a loss of US$13 million, was recognized for merger related restructuring costs. The 2000-2001 result included exceptional items of US$8 million before taxation, which comprised a US$7 million for DLC merger related restructuring costs and a US$1 million charge for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Base Metal’s profit before taxation was US$200 million in 2001-2002, a decrease of US$262 million or 57% compared with 2000-2001. In addition to the price and volume factors mentioned above, the 2001-2002 result was unfavorably affected by the write-off of the La Granja exploration activities in Peru.

Exploration expenditure incurred in 2001-2002 was US$20 million. The amount capitalized was US$2 million. The amount charged to profit was US$53 million, mainly reflecting the write-off of previously capitalized expenditure of US$35 million relating to the La Granja project in Peru following a reassessment of the future economic value of this asset during the current period. This reassessment led us to the conclusion that the future value of the asset to BHP Billiton was zero and the related mining leases were returned to the government of Peru. In 2000-2001, exploration expenditure incurred was US$56 million and the amount charged to profit was US$19 million, reflecting capitalized expenditure of US$37 million (again, mainly La Granja).

Depreciation and amortization expense in 2001-2002 was US$233 million, an increase of US$17 million compared with 2000-2001. The higher charge for 2001-2002 mainly reflects the additional depreciation charge in respect of the full year of Rio Algom operations.

Carbon Steel Materials

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$3.3 billion during 2001-2002, a decrease of 1% compared with 2000-2001. This decrease was mainly due to lower manganese alloy and ore prices and manganese ore volumes, partly offset by higher metallurgical coal and iron ore prices and volumes.

Attributable Western Australian iron ore production was 62.3 million wet tonnes, an increase of 7% compared with the corresponding period. This increase was due mainly to increased demand for fines in China and Japan. Production of Samarco pellets, pellet feed and sinter fines was 5.6 million tonnes in 2001-2002, a decrease of 25% compared with the corresponding period. This decrease was due mainly to lower demand for pellets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Queensland coal production was 28.4 million tonnes in 2001-2002, a decrease of 7% compared with the corresponding period. This decrease was due mainly to the sell-down of our interest in the Central Queensland Coal Associates (CQCA) and Gregory joint ventures in June 2001 to form the BHP Billiton Mitsubishi Alliance. Illawarra Coal production was 7.1 million tonnes in 2001-2002, an increase of 8% compared with 2000-2001. This increase in production resulted in higher sales in 2001-2002 compared with 2000-2001. In February 2002, we announced that the Tower mine would close by December 2002.

Manganese alloy production was 619,000 tonnes in 2001-2002, a decrease of 4% compared with 2000-2001. This decrease was mainly due to furnace shutdown and relining activities. Manganese ore production was 3.5 million tonnes, a decrease of 6% compared with 2000-2001. This decrease was due to reduced demand for high-grade ore.

Boodarie™ Iron production was 1.047 million tonnes. On March 26, 2002, we declared “force majeure” on sales contracts and some supply contracts at the Boodarie™ Iron Plant. The declaration followed the temporary suspension of work at the plant following a tube failure in a gas re-heating furnace. Production re-commenced in one train on July 18, 2002, with the remaining three trains progressively put back on-line between July and October 2002. Ramp-up to forecast production levels is continuing.

Profit before taxation for 2001-2002 was US$1,078 million compared with a profit of US$1,044 million in the corresponding period. The 2001-2002 result included an exceptional item of US$6 million before taxation, for merger related restructuring costs. The 2000-2001 result included a profit from exceptional items of US$126 million before taxation, comprising a US$128 million profit from sale of interests in the Central Queensland Coal Associates and Gregory joint ventures to Mitsubishi, partly offset by a charge to profit of US$2 million for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Carbon Steel Materials’ profit before taxation was US$1,084 million in 2001-2002, an increase of US$166 million or 18% compared with 2000-2001. In addition to the price and volume factors mentioned above, the 2001-2002 result was favorably affected by lower operating costs at Mt Whaleback iron ore operations in Australia due to improved waste ore ratios, and improved operating performance over the year and lower capital expenditure (which is charged to profit) at Boodarie™ Iron in Australia. Operating costs across West Australian iron ore operations were further reduced by improved ship loading rates at Port Hedland in Australia. The favorable effect of the lower A$/US$ and Rand/US$ exchange rates reduced related operating costs. These factors were partly offset by higher costs at metallurgical coal operations in Queensland due to increased stripping costs at Goonyella, Blackwater, Saraji and Peak Downs, adverse roof conditions at Crinum between August 2001 and December 2001, together with higher royalty costs and higher demurrage costs.

Exploration expenditure incurred and charged to profit was US$8 million in 2001-2002 and US$5 million in 2000-2001.

Depreciation and amortization expense was US$183 million in 2001-2002, a decrease of US$3 million compared with 2000-2001.

Agreement was reached in May 2002 with Nippon Steel Corporation (Japan) and Kawasaki Steel Corporation (Japan) for the prices of Mt Newman (West Australia) Iron Ore for the one year period commencing April 1, 2002. The agreed prices are:

•	Mt Newman Fines – 28.28 US cents per dry long ton unit – a decrease of 2.4%.

•	Mt Newman Lump – 36.13 US cents per dry long ton unit – a decrease of 5.0%.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Commercial terms have been settled for the majority of annually priced coking coal contracts relating to the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui coal operations in Queensland in Australia and the BHP Billiton Illawarra coal operations in Australia:

FOB prices for premium hard coking coals across all markets increased to a range of US$48.00 – US$50.00 per tonne in 2001-2002, reflecting strong supply/demand fundamentals following the reduction in export volumes from a number of US operations in 2001-2002.

FOB prices for semi-soft and PCI coals have decreased across all markets to a range of US$32.00 – US$33.00 per tonne in 2001-2002. The lower prices largely reflect pressure from Chinese supply and a weaker thermal coal market.

The majority of prices settled with customers are retrospective to April 1, 2002.

Stainless Steel Materials

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$868 million in 2001-2002, a decrease of US$126 million over 2000-2001. The decrease was mainly driven by lower realized prices for nickel, down 17% to US$2.69 per pound, together with lower prices for ferrochrome products due to producers liquidating stock holdings to reduce inventory levels. Ferrochrome prices were also adversely impacted by the devaluation of the South African Rand against the US dollar.

Nickel production was 68,900 tonnes in 2001-2002, an increase of 13% compared with 60,800 tonnes in the corresponding period mainly reflecting the production from Cerro Matoso Line 2, which commenced production on January 1, 2001. Production at Yabulu refinery was in line with the corresponding period.

Ferrochrome production was 837,000 tonnes in 2001-2002, a decrease of 8% compared with 908,000 tonnes in the corresponding period, and chrome ore production was 2,451,000 tonnes in 2001-2002, a decrease of 22% compared with 3,158,000 tonnes in the corresponding period. These decreases were due to production cut backs that were initiated in response to weakness in the ferrochrome market.

Profit before taxation for 2001-2002 was US$nil compared with a loss of US$51 million in the corresponding period. The 2001-2002 result included an exceptional item of US$3 million before taxation for merger related restructuring costs. The 2000-2001 result included exceptional items of US$123 million before taxation, including a US$114 million loss from the write-down in the Columbus joint venture and a US$9 million charge for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Stainless Steel Material’s profit before taxation was US$3 million in 2001-2002, a decrease of US$69 million compared with 2000-2001. In addition to the price and volume factors mentioned above, the 2001-2002 result was unfavorably affected by costs associated with the closure of Palmiet Ferrochrome in South Africa in November 2001, partly offset by the impact of the lower Rand/US$ exchange rate on related operating costs.

The closure of the Palmiet Ferrochrome operation followed the closure of the plant’s two submerged arc furnaces in September 2000, which were closed as a result of decreased global demand for ferrochrome and associated low ferrochrome prices. Due to the availability of other specialist technology elsewhere within the BHP Billiton Group, the production and delivery of the specialty products previously produced at Palmiet has been continued from the BHP Billiton Group’s other furnaces.

Exploration expenditure incurred in 2001-2002 was US$7 million. The amount charged to profit was US$16 million, mainly reflecting the write-off of previously capitalized expenditure of US$9 million. In 2000-2001, exploration expenditure incurred was US$7 million and the amount charged to profit was US$4 million, reflecting capitalized expenditure of US$3 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Depreciation and amortization expense was US$89 million in 2001-2002, an increase of US$7 million compared with 2000-2001. The higher charge for 2000-2001 mainly reflected the expansion of operations at Cerro Matoso.

Energy Coal

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$1.9 billion during 2001-2002, a decrease of US$0.1 billion over 2000-2001.

Energy coal production was 82.8 million tonnes in 2001-2002, a decrease of 11% compared with 92.8 million tonnes in the corresponding period. This decrease was mainly due to lower production in South Africa following the sale of the Matla and Glisa collieries, the scaling down of the Rietspruit colliery, and reduced demand from Eskom, together with reduced US, Indonesian and Australian production. These factors were partly offset by the full half-year contribution of the Carbones del Cerrejon and Cerrejon Zona Norte SA operations in Colombia.

Profit before taxation for 2001-2002 was US$531 million compared with US$348 million in the corresponding period. The 2001-2002 result included an exceptional item of US$5 million before taxation, for merger related restructuring costs. The 2000-2001 result included exceptional items of US$34 million before taxation, including a US$26 million loss from the write-down of Lake Mines and a US$8 million charge for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Energy Coal’s profit before taxation was US$536 million in 2001-2002, an increase of US$154 million compared with 2000-2001. The 2001-2002 result was favorably affected by a significant increase in export market prices during the first six months of the year, with annual average prices well above prior periods despite a downturn in market conditions in the second half of the year. The benefit of higher priced longer term contracts offset the weakness in spot prices. 2001-2002 included the profit on disposal of PT Arutmin in Indonesia effective November 30, 2001 together with the inclusion of profits from the Cerrejon operations in Colombia. An overall reduction in unit cash costs were achieved through cost improvement initiatives despite inflationary pressures in South Africa, and reduced production volumes predominantly in South Africa and the United States. In addition, a benefit was derived from the favorable effect of lower Rand/US$ exchange rates on related operating costs and net monetary liabilities. These factors were partly offset by lower export volumes due to the disposal of PT Arutmin together with weakening of European markets after an unseasonably warm winter and low natural gas prices.

Exploration expenditure incurred in 2001-2002 was US$5 million. The amount charged to profit was US$nil, reflecting capitalized expenditure of US$5 million. In 2000-2001, exploration expenditure incurred was US$6 million and the amount charged to profit was US$2 million, reflecting capitalized expenditure of US$4 million.

Depreciation and amortization expense was US$176 million in 2001-2002, a decrease of US$8 million compared with 2000-2001.

Petroleum

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$2.8 billion during 2001-2002, a decrease of US$0.6 billion over 2000-2001. Turnover was unfavorably affected in 2001-2002 by a lower average realized oil price of US$22.58 per barrel compared with US$28.04 per barrel in the corresponding period together with a lower average realized liquefied petroleum gas (LPG) price US$214.62 per tonne compared with US$299.18 per tonne in the corresponding period. You should refer to the “Glossary of terms” section on page [2] of this annual report for conversions between tonnes and barrels or cubic feet.

Total production in 2001-2002 was 133.8 million barrels of oil equivalent, comprising 65% liquids (crude oil, condensate and LPG) and 35% gas.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Oil and condensate production was 78.5 million barrels in 2001-2002, a decrease of 1% compared with 79.1 million barrels in 2000-2001. During the year, production commenced from the Typhoon oilfield, which has substantially increased our production levels in the Gulf of Mexico.

Gas production (excluding LNG) was 223.9 billion cubic feet in 2001-2002, an increase of 9% compared with 205.1 billion cubic feet in 2000-2001 that was mainly due to higher volumes from Liverpool Bay and the commencement of production at Zamzama and Typhoon.

LNG production from the North West Shelf was 59.6 billion cubic feet in 2001-2002, an increase of 5% compared with 56.7 billion cubic feet in 2000-2001.

Profit before taxation for 2001-2002 was US$1,069 million, a decrease of 24% compared with a profit of US$1,407 million in the corresponding period. The 2001-2002 result included an exceptional item of US$4 million before taxation for merger related restructuring costs. No exceptional items were included in 2000-2001.

Excluding exceptional items, Petroleum’s profit before taxation was US$1,073 million in 2001-2002, a decrease of US$334 million or 24% compared with 2000-2001.

Depreciation and amortization expense was US$571 million, an increase of US$71 million compared with 2000-2001. The higher charge for 2001-2002 mainly reflected increased production across several petroleum operations.

Exploration expenditure incurred in 2001-2002 was US$288 million. The amount charged to profit was US$151 million, reflecting capitalized expenditure of US$137 million. In 2000-2001, exploration expenditure incurred was US$206 million and the amount charged to profit was US$144 million, reflecting capitalized expenditure of US$62 million.

Steel

At June 30, 2002, Steel was a segment of the BHP Billiton Group and its 2001-2002 and comparative financial results are reflected in BHP Billiton Group’s results. BHP Steel Limited comprises the majority of the Steel segment. BHP Steel Limited legally separated from the BHP Billiton Group on July 22, 2002, having listed on the Australian Stock Exchange on July 15, 2002.

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$2.8 billion during 2001-2002, a decrease of US$1.0 billion compared with 2000-2001.

Raw steel production for 2001-2002 of 5.3 million tonnes was 2% less than 5.4 million tonnes in 2000-2001, reflecting production down-time associated with industrial action, planned maintenance and the re-line of the New Zealand Steel smelter.

Steel’s profit before taxation was US$101 million in 2001-2002, a decrease of US$147 million or 59% compared with the corresponding period. No exceptional items were included in 2001-2002. The 2000-2001 result included a loss from exceptional items of US$22 million before taxation for organization restructuring costs and provisions.

Excluding exceptional items, Steel’s profit before taxation was US$101 million, a decrease of US$169 million or 63% compared with 2000-2001. This decrease was mainly due to lower international prices for steel products and the exclusion of operating profits from disposed businesses (primarily OneSteel Limited) which were included in the corresponding period. These factors were partly offset by stronger Australian domestic demand for value added coated products and the profit on sale of the Australian and US strapping businesses.

Depreciation and amortization expense was US$137 million, a decrease of US$37 million compared with 2000-2001. The lower charge for 2001-2002 mainly reflected the spin-off of OneSteel Limited during the corresponding period.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Diamonds and Specialty Products

Turnover, including share of joint ventures and associates and including inter-segment turnover, was US$1.5 billion during 2001-2002, an increase of US$0.2 billion over 2000-2001. This increase mainly resulted from increased diamond production from Ekati™, partly offset by lower diamond prices that was mainly due to a general downturn in the global economy.

Ekati™ diamond production was 3,650,000 carats in 2001-2002 an increase of 2,221,000 carats or 155% compared with 1,429,000 carats in the corresponding period. This increase mainly reflected the acquisition of an additional 29% interest in Ekati™, higher carat grade on core production and higher recoveries of lower quality diamonds. The increase in carat production was driven by the introduction of the Misery Pipe (higher grade and lower value stones) and the continued optimization of the process plant.

Diamonds and Specialty Products’ profit before taxation for 2001-2002 was US$266 million compared with a profit of US$175 million in the corresponding period. The 2001-2002 result included an exceptional item of US$6 million before taxation for merger related restructuring costs. The 2000-2001 result included a loss from exceptional items of US$13 million before taxation comprising DLC merger related organizational restructuring costs and provisions of US$7 million and US$6 million for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Diamonds and Specialty Products’ profit before taxation was US$272 million in 2001-2002, an increase of US$84 million or 45% compared with 2000-2001. In addition to the price and volume factors mentioned above, the 2001-2002 result was unfavorably affected by lower volumes from the titanium minerals operations primarily reflecting weaker market conditions in the US and Japan.

Exploration expenditure incurred in 2001-2002 was US$62 million. The amount charged to profit was US$59 million in 2001-2002, reflecting capitalized expenditure of US$3 million. In 2000-2001, the exploration expenditure incurred was US$63 million and the amount charged to profit was US$75 million, reflecting the write-off of previously capitalized expenditure of US$18 million and capitalized exploration expenditure of US$6 million.

Depreciation and amortization expense was US$76 million in 2001-2002, an increase of US$38 million compared with 2000-2001. This increase mainly reflected the acquisition of an additional 29% interest in Ekati™.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury operations and certain workout assets including HBI Venezuela, Ok Tedi, Hartley Platinum mine, which was sold in January 2001, and the Beenup Mineral sands operations which was closed in March 2001.

Group and Unallocated Items’ profit before taxation for 2001-2002 was a loss of US$612 million compared with a loss of US$1,662 million in the corresponding period. The 2001-2002 result included an exceptional item of US$39 million before taxation for merger related restructuring costs.

The 2000-2001 result included a loss from exceptional items of US$1,067 million before taxation comprising a charge to profit of US$520 million from the write-off of the BHP Billiton Group’s equity investment in the HBI project in Venezuela and the establishment of provisions for financial obligations to banks and other associated costs; a US$430 million charge to profit from the write-off of the BHP Billiton Group’s interest in the Ok Tedi copper mine in Papua New Guinea; a charge to profit of US$92 million for DLC merger transaction costs; a charge to profit of US$22 million for organizational restructuring costs related to the DLC merger; and a charge to profit of US$3 million for employee share awards accelerated by the DLC merger.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Excluding exceptional items, Group and Unallocated Items’ profit before taxation was a loss of US$573 million in 2001-2002, a decrease of US$22 million or 4% compared with 2000-2001.

Group and Unallocated Items includes losses on legacy A$/US$ currency hedging of approximately US$331 million in 2001-2002 compared with losses of US$360 million in the corresponding period. These losses mainly reflect the lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the year.

The net costs of Group and Unallocated Items, excluding losses from legacy A$/US$ currency hedging was, US$242 million in 2001-2002 compared with US$235 million in the corresponding period.

Dividends

An interim dividend of 6.5 US cents per fully paid ordinary share was paid in December 2001 and a final dividend of 6.5 US cents per fully paid ordinary share was paid in July 2002, bringing the total for 2001-2002 to 13.0 US cents. The BHP Billiton Limited dividends were fully franked for Australian taxation purposes. Franked dividends are those paid out of profits which have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits. Generally, franking credits are generated by income tax paid by the company. Shareholders who receive franked dividends are generally entitled to some form of relief from Australian tax in respect of those dividends. Dividends paid to non-Australian resident shareholders are exempt from Australian dividend withholding tax to the extent the dividends are franked. Dividends paid to Australian resident shareholders would entitle those shareholders to an Australian tax credit to the extent the dividends are franked.

The corresponding period for BHP Billiton Limited shareholders included an unfranked interim dividend of 12.1 Australian cents per fully paid share (adjusted for merger bonus issue) and a fully franked final dividend of 12.6 Australian cents per fully paid share (adjusted for merger bonus issue), bringing the total for 2000-2001 to 24.7 Australian cents.

The corresponding period for BHP Billiton Plc shareholders included an interim dividend of 4.0 US cents per share and a final dividend of 8.0 US cents per share, bringing the total for 2000-2001 to 12.0 US cents.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African Rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the declaration date were used for conversion.

Comparison to results under US Generally Accepted Accounting Principles

Under UK GAAP, attributable profit for 2001-2002 was US$1.7 billion compared to US$1.2 billion under US GAAP, a decrease of US$0.5 billion. The difference includes estimated adjustments of US$322 million (after tax) for increased depreciation and amortization of the fair value adjustment on acquisition of the BHP Billiton Plc Group and US$333 million (no tax effect) for losses associated with the BHP Steel demerger, partly offset by US$195 million (after tax) gain for Fair value accounting for derivatives.

Under UK GAAP, attributable profit for 2000-2001 was US$1,529 million compared to US$882 million under US GAAP, a decrease of US$647 million, mainly being a decrease of US$565 million representing the exclusion of the BHP Billiton Plc Group’s pre-acquisition profit attributable to shareholders under UK GAAP.

For a detailed description of material differences between UK GAAP as followed by the BHP Billiton Group and the estimated result under US GAAP refer ‘Note 35. US Generally Accepted Accounting Principles disclosures’ in the attached 2002 BHP Billiton Group Annual Financial Statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Year ended June 30, 2001 compared with year ended June 30, 2000

In this analysis, all references to 2000-2001 are to the year ended June 30, 2001 and all references to 1999-2000 or the corresponding period are to the year ended June 30, 2000.

Results of operations

Consolidated

Profit after taxation (before equity minority interests) for 2000-2001 was US$1.3 billion compared with US$1.5 billion for 1999–2000. Excluding exceptional items, profit after taxation (before equity minority interests) was US$2.2 billion for 2000-2001 compared with a profit of US$1.8 billion for 1999-2000.

Turnover (including share of joint ventures and associates) for 2000–2001 was US$19.1 billion and represented an increase of US$0.7 billion or 3.7% compared with 1999-2000. For information relating to turnover, you should refer to the customer sector group discussions under Aluminium, Base Metals, Carbon Steel Materials, Stainless Steel Materials, Energy Coal, Petroleum, Steel, Diamonds and Specialty Products, and Group and Unallocated Items below.

Profit before taxation was US$2.1 billion for 2000–2001 compared with a profit of US$1.8 billion for 1999–2000. Excluding exceptional items, profit before taxation was US$3.2 billion for 2000–2001 compared with a profit of US$2.5 billion for 1999–2000. These exceptional items in 2000–2001 included:

•
In Group and Unallocated Items, a net loss of US$1,067 million, which comprised a US$430 million charge to profit from the write-off of the BHP Billiton Group’s interest in the Ok Tedi copper mine in Papua New Guinea; a charge to profit of US$340 million from provisions for financial obligations to banks and other provisions related to the decision to cease further investment in the HBI project in Venezuela; a charge to profit of US$180 million from the write-off of the BHP Billiton Group’s equity investment in the HBI project in Venezuela and the establishment of provisions and other associated costs, a charge to profit of US$92 million for DLC merger transaction costs; a charge to profit of US$22 million for organizational restructuring costs related to the DLC merger; and a charge to profit of US$3 million for employee share awards accelerated by the merger;

•
In Base Metals, a net loss of US$8 million, which comprised a charge to profit of US$7 million for organizational restructuring costs related to the DLC merger; and a US$1 million charge to profit for employee share awards accelerated by the DLC merger;

•
In Carbon Steel Materials, a net gain of US$126 million, which comprised a profit of US$128 million from the sale of part of our interests in the Central Queensland Coal Associates and Gregory joint ventures, partly offset by a US$2 million charge to profit for employee share awards accelerated by the DLC merger;

•
In Aluminium, a net gain of US$53 million, which comprised a US$61 million credit to profit for the sale of expansion rights at Mozal II, partly offset by a US$8 million charge to profit for employee share awards accelerated by the DLC merger;

•
In Energy Coal, a net loss of US$34 million, which comprised a US$26 million charge to profit from the write-off of the Group’s interest in Lakes Mines, Australia and a US$8 million charge to profit for employee share awards accelerated by the DLC merger;

•	In Steel, a charge to profit of US$22 million for organizational restructuring costs and provisions;

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•
In Diamonds and Specialty Products, a net loss of US$13 million, which comprised a charge to profit of US$7 million for organizational restructuring costs related to the DLC merger and a charge to profit of US$6 million for employee share awards accelerated by the DLC merger;

•	In Net Interest, a charge to profit of US$6 million (no taxation effect) for organizational restructuring costs related to the DLC merger; and

•
In Stainless Steel Materials, a loss of US$123 million, which comprised a charge to profit of US$114 million from the write-down of the BHP Billiton Group’s interest in the Columbus Stainless Steel joint venture, a charge to profit of US$9 million for employee share awards accelerated by the DLC merger.

The 1999–2000 profit before tax included exceptional items that resulted in a net charge to profit of US$760 million, comprising losses from the write-down of assets; provision for closure and restructuring costs; and losses from asset sales, partly offset by taxation benefits from the finalization of funding arrangements; the restatement of deferred taxation balances following the change in the Australian company taxation rate; and profits from asset sales.

Excluding exceptional items, there were a number of factors that affected our results for 2000–2001, including:

•	the favorable effect of higher prices for our products in 2000–2001 compared with 1999–2000, mainly for petroleum products, energy coal, aluminium and iron ore;

•
the favorable effect of new and acquired operations, mainly due to the acquisition of Rio Algom; higher profits from the Laminaria/Corallina oil fields in North West Australia; equity accounted profits from QCT Resources Limited; the acquisition of the additional 56% interest in Worsley; and the acquisition of equity interests in the Carbones del Cerrejon and Cerrejon Zona Norte SA operations in Colombia; and

•	favorable exchange rates for Australian dollar, South African rand and Brazilian real related operating costs.

These factors were partially offset by:

•	lower prices for nickel, steel and chrome in 2000–2001 compared to 1999–2000;

•
the unfavorable effect of ceased, sold and discontinuing businesses, mainly due to increased equity accounted losses from HBI Venezuela; lower operating profits from discontinued steel operations; and operating profits from the Kutubu, Gobe and Moran producing fields in Papua New Guinea and the Buffalo oil field in North West Australia, which were included in 1999–2000 but have now been sold;

•
higher exploration expenditure charged to profit, mainly reflecting petroleum exploration activity in the Gulf of Mexico, Latin America and Algeria, and the write-off of previously capitalized exploration expenditure for the Agua Rica copper project in Argentina; and

•	variations in stripping ratios have not had a material impact on the reported results of the current period as compared to the corresponding period.

Depreciation and amortization expense decreased by US$0.1 billion to US$1.7 billion in 2000–2001. This decrease mainly reflected the impact of depreciation in 1999–2000 on businesses that have been sold. These factors were partly offset by higher depreciation on recently commissioned operations, the acquisition of Rio Algom and the additional 56% ownership interest in Worsley.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Net interest and similar items payable decreased by US$13 million to US$476 million in 2000–2001, and included an exceptional charge to profit of US$6 million (no taxation effect) for organizational restructuring costs related to the DLC merger. Refer to Note 7 to BHP Billiton Group’s Annual Financial Statements for more information regarding these costs. Excluding exceptional items, net interest and similar items payable were US$470 million in 2000-2001, a decrease of US$19 million or 4% compared with the corresponding period. This decrease was mainly due to exchange rate differences on South African rand-denominated debt, partly offset by higher interest rates and an increase in average net debt relative to 1999-2000.

The tax charge for 2000–2001 was US$811 million compared with US$251 million for 1999–2000. The effective taxation rate for 2000–2001 was 39.3% compared with 14.1% in 1999–2000. The nominal UK taxation rate was 30% for 2000–2001. The effective taxation rate was higher than the nominal rate in 2000–2001, primarily due to the taxation effect of exceptional and one-off items noted above and a loss of US$33 million due to non-deductibility of financing costs as a consequence of an income tax audit. Excluding exceptional items, the tax charge for 2000–2001 was US$943 million compared with US$774 million for 1999–2000, representing an effective taxation rate for 2000–2001 of 29.9% compared with 30.5% in 1999–2000.

Aluminium

Turnover (including share of joint ventures and associates and inter-segment turnover) was US$3.0 billion during 2000–2001, an increase of US$0.6 billion compared with 1999-2000. Turnover was favorably affected by a 2% increase in the average realized metal price for aluminium, including value-added products, from US$1,542 per tonne in 1999-2000 to US$1,573 per tonne during 2000-2001.

Aluminium smelters produced 984,000 tonnes of metal in 2000-2001 compared with 883,000 tonnes produced in the corresponding period, with the then newly commissioned Mozal I in Mozambique contributing 93,000 tonnes of metal in 2000–2001. Alumina output was 2,938,000 tonnes in 2000–2001, an increase of 1,060,000 tonnes compared with 1999–2000. Of the total production amount, 1,632,000 tonnes was attributable to Worsley in Australia, with the additional 56% interest in Worsley purchased in January 2001 contributing 720,000 tonnes.

Profit before taxation for 2000–2001 was US$576 million compared with a profit of US$438 million in the previous year. The 2000–2001 result included exceptional items of US$53 million before taxation, including a US$61 million gain from the sale of expansion rights at Mozal II, partly offset by a US$8 million charge for employee share awards accelerated by the DLC merger. No exceptional items were included in the 1999–2000 result.

Excluding exceptional items, Aluminium’s profit before taxation was US$523 million in 2000–2001, an increase of US$85 million or 19% compared with 1999–2000. In addition to the price and volume factors mentioned above, the 2000–2001 result was favorably affected by the receipt of a break fee on the proposed acquisition of Gove Alumina, and favorable exchange rates for Australian dollar, South African rand and Brazilian real related operating costs. These factors were partially offset by increased pot relining costs at Hillside in South Africa, and an increase in London Metal Exchange, or LME, aluminium price linked costs.

Exploration expenditure incurred and charged to profit in 2000–2001 were US$1 million compared with US$Nil in 1999–2000.

Depreciation and amortization expense was US$198 million in 2000–2001, an increase of US$50 million compared with 1999–2000. The higher charge for 2000–2001 mainly reflected the newly commissioned Mozal I and the additional 56% interest in Worsley.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Base Metals

Turnover (including share of joint ventures and associates and inter-segment sales) was US$1.7 billion during 2000–2001, a decrease of US$0.2 billion over 1999–2000. Lower average silver, gold and zinc prices were partially offset by higher copper prices and higher copper production. This increase in copper production was mainly due to the inclusion of the various Rio Algom operations beginning in October 2000. Excluding exceptional items, Base Metals’ profit before taxation was US$462 million in 2000–2001, a decrease of US$3 million or 1% compared with 1999–2000.

Production of total copper contained in concentrate and cathode in 2000-2001 was 20% higher than the previous year, reflecting the Rio Algom acquisition, partly offset by lower head grade at Escondida. Production of silver, lead and zinc increased for the period, mainly reflecting higher output from Cannington as a result of the improvement of the production processes of the mill.

Profit before taxation for 2000–2001 was US$454 million compared with a profit of US$465 million in 1999-2000. The 2000–2001 result included a loss from exceptional items of US$8 million before taxation, which comprised US$7 million for DLC merger related organizational restructuring costs and provisions and US$1 million for employee share awards accelerated by the DLC merger. No exceptional items were included in the 1999–2000 result.

Exploration expenditure incurred in 2000–2001 was US$56 million. The amount charged to profit was US$19 million, reflecting capitalized expenditure of US$37 million. The amount capitalized primarily represented the La Granja and Escondida Norte projects. In 1999–2000, exploration expenditure incurred was US$11 million and the amount charged to profit was US$8 million, reflecting capitalized expenditure of US$3 million.

Depreciation and amortization expense was US$216 million in 2000–2001, an increase of US$40 million compared with 1999–2000. The higher charge for 2000–2001 mainly reflected the additional depreciation charge in respect of the Rio Algom operations.

Carbon Steel Materials

Turnover (including share of joint ventures and associates and inter-segment sales) was US$3.3 billion during 2000-2001, an increase of US$0.5 billion or 19% over 1999–2000. This increase was mainly due to higher iron ore and metallurgical coal prices and increased volumes.

Iron ore operations shipped 67.6 million wet tonnes in 2000-2001, an increase of 6.7 million wet tonnes or 11% compared with 1999-2000. This increase was mainly due to shipments from Western Australia, which increased by 13% compared with 1999-2000. Our share of Queensland metallurgical coal production was 30.6 million tonnes in 2000-2001, which was 25% higher than in 1999-2000 mainly due to the acquisition of QCT Resources Limited. Metallurgical coal production from Illawarra was 6.6 million tonnes, which was 5% higher than in 1999-2000 mainly due to higher production at Appin mine. Total manganese alloy production of 642,000 tonnes in 2000–2001 was 5% lower than in 1999-2000 following lower demand. Manganese ore production of 3.8 million tonnes in 2000–2001 was 5% higher than the previous year following higher demand. Hot briquetted iron production was 80% higher than the previous year, mainly reflecting continued production ramp-up at our Western Australia plant.

Profit before taxation for 2000–2001 was US$1,044 million compared with a loss of US$147 million in the previous year. The 2000–2001 result included a gain from exceptional items of US$126 million before taxation, including a US$128 million profit from sale of interests in the Central Queensland Coal Associates and Gregory Joint Ventures to Mitsubishi, partly offset by a US$2 million charge to profit for employee share awards accelerated by the DLC merger. The 1999–2000 result included a loss from exceptional items of US$695 million before taxation from the write-off of HBI Western Australia.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Excluding exceptional items, Carbon Steel Materials’ profit before taxation was US$918 million, an increase of US$370 million or 68% compared with the corresponding period. In addition to the price and volume factors mentioned above, the 2000–2001 result was affected by favorable exchange rates for Australian dollar and South African rand related operating costs, and lower operating losses from HBI Western Australia, partly offset by higher costs at Queensland coal operations due to the impact of industrial action and dragline maintenance shutdowns, and higher costs at our Western Australia iron ore operations due to higher royalty and diesel costs.

Exploration expenditure incurred and charged to profit in 2000–2001 was US$5 million. In 1999–2000, the exploration expenditure incurred was US$4 million and the amount charged to profit was US$3 million, reflecting capitalized exploration expenditure of US$1 million.

Depreciation and amortization expense was US$186 million in 2000–2001, a decrease of US$69 million compared with 1999–2000. The lower charge for 2000–2001 mainly reflected no depreciation on HBI Western Australia following the write-down in the corresponding period.

Stainless Steel Materials

Turnover (including share of joint ventures and associates and inter-segment turnover) was US$994 million during 2000–2001, a decrease of US$162 million over 1999–2000 reflecting lower prices partly offset by improved volumes.

Total nickel production increased to 60,725 tonnes of contained nickel in 2000–2001 from 54,100 tonnes in 1999–2000, an increase of 12% over the previous year due to the Line 2 expansion at Cerro Matoso in Colombia and the rehabilitation program at the Yabulu refinery in Australia. Chrome alloy production for 2000–2001 was 908,000 tonnes, a reduction of 14% on the corresponding period. Chrome ore production was 3,158,000 tonnes in 2000–2001, a reduction of 15% compared with 1999–2000. This decrease mainly reflected Samancor Chrome accelerating its program of furnace upgrades and the cut back of production over the year.

Loss before taxation for 2000–2001 was US$51 million compared with a profit before taxation of US$204 million for 1999–2000. The 2000–2001 result included a loss from exceptional items of US$123 million, which comprised a charge to profit of US$114 million from the write-down of BHP Billiton Group’s interest in the Columbus Stainless Steel joint venture and US$9 million before taxation for employee share awards accelerated by the DLC merger. No exceptional items were included in the 1999–2000 result.

Excluding exceptional items, Stainless Steel Materials’ profit before taxation was US$72 million in 2000–2001, a decrease of US$132 million or 65% compared with 1999–2000. Lower prices for nickel cobalt by-product and ferrochrome all contributed unfavorably to the result for 2000–2001 and increased operating losses from the Columbus joint venture. These factors were partially offset by higher nickel production, and lower unit costs at Cerro Matoso and Yabulu.

Exploration expenditure incurred in 2000–2001 was US$7 million. The amount charged to profit was US$4 million, reflecting capitalized expenditure of US$3 million. In 1999–2000, exploration expenditure incurred and charged to profit was US$13 million.

Depreciation and amortization expense was US$82 million in 2000–2001, an increase of US$15 million compared with 1999–2000. The higher charge for 2000–2001 reflects the expansion of operations at Cerro Matoso.

Energy Coal

Turnover (including share of joint ventures and associates and inter-segment turnover) was US$2.0 billion during 2000–2001, an increase of US$0.4 million over 1999–2000.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Total energy coal production was 92.9 million tonnes in 2000–2001, 1% lower than in 1999-2000. This decrease was mainly due to lower production in South Africa following the sale of the Matla and Glisa collieries and the cutback in production at Koornfontein due to restructuring initiatives. These decreases were partly offset by the acquisition of interests in the Carbones del Cerrejon and Cerrejon Zona Norte SA operations in Colombia and increased production in the United States, Australia and Indonesia.

Profit before taxation for 2000–2001 was US$348 million compared with a profit of US$137 million in 1999–2000. The 2000–2001 result included a loss from exceptional items of US$34 million before taxation, including US$26 million from the write-off of our interest in Lakes Mines following a reassessment of the future economic value of this asset and US$8 million for employee share awards accelerated by the DLC merger. The write-off of our interest in Lakes Mines followed a reassessment of this asset and a decision taken to sell the asset with the write-off reflecting the proceeds anticipated from the sale. No exceptional items were included in the 1999–2000 result.

Excluding exceptional items, Energy Coal’s profit before taxation was US$382 million in 2000–2001, an increase of US$245 million or 179% compared with 1999–2000. Higher export energy coal prices, cost savings and efficiencies and favorable exchange rates for South African rand and Australian dollar related operating costs all contributed favorably to the result for 2000–2001.

Exploration expenditure incurred in 2000–2001 was US$6 million. The amount charged to profit was US$2 million, reflecting capitalized expenditure of US$4 million. In 1999–2000, exploration expenditure incurred was US$8 million and the amount charged to profit was US$4 million, reflecting capitalized expenditure of US$4 million.

Depreciation and amortization expense was US$184 million in 2000–2001, an increase of US$21 million compared with 1999–2000. The higher charge for 2000–2001 mainly reflected higher charges at Ingwe in South Africa.

Petroleum

Turnover (including share of joint ventures and associates and inter-segment sales) was US$3.4 billion during 2000–2001, an increase of US$0.4 billion over 1999–2000. Turnover was favorably affected by the higher average realized oil price of US$29.39 per barrel in 2000–2001 compared with US$25.21 per barrel in 1999–2000.

Oil and condensate production was 1% lower in 2000–2001 than in 1999-2000 due to natural field decline at Bass Strait in Australia; the sale of the Buffalo oil field in Australia in 2000–2001; and lower production at the Bruce field in the United Kingdom due to shut-ins for repairs. These decreases were partly offset by higher volumes at the Laminaria/Corallina oil fields in Australia in their first full year of production; higher volumes at Liverpool Bay in the United Kingdom due to strong performance following a major maintenance shutdown; and higher volumes at Griffin in North West Australia due to the impact of the infill wells and favorable weather conditions for operations.

Natural gas production was 15% higher in 2000–2001 compared with 1999–2000, which was largely attributable to higher volumes from Bass Strait, Bruce and Griffin, and the commencement of production at the Zamzama field in Pakistan late in March 2001. Liquefied natural gas production at the North West Shelf in Western Australia was 5% lower in 2000–2001 compared with 1999–2000 mainly due to longer than planned maintenance shut-downs in October 2000.

Profit before taxation for 2000–2001 was US$1.4 billion compared with a profit of US$1.1 billion in 1999–2000. No exceptional items were included in the 2000–2001 result. The 1999–2000 result included a net credit to profit of US$81 million before taxation, comprising profits of US$93 million on the sale of Papua New Guinea petroleum assets and the Bolivia-to-Brazil pipeline, partly offset by a charge to profit of US$12 million for restructuring costs and provisions.

Excluding exceptional items, Petroleum’s profit before taxation for 2000–2001 was US$1.4 billion, an increase of US$0.3 billion compared with 1999–2000. In addition to the price and volume factors mentioned above, the 2000–2001 result was affected by higher natural gas, LNG and LPG prices, and higher profits from the Laminaria/Corallina oil fields,

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

which commenced operations in November 1999. These factors were partly offset by lower Bass Strait oil sales volumes and higher exploration expenditure charged to profit reflecting exploration activity in the Gulf of Mexico, Latin America and Algeria.

Exploration expenditure incurred in 2000–2001 was US$206 million. The amount charged to profit was US$144 million, reflecting capitalized expenditure of US$62 million. In 1999–2000, the expenditure incurred was US$153 million and the amount charged to profit was US$118 million, reflecting capitalized expenditure of US$41 million and the write-off of US$6 million previously capitalized expenditure. The increase in exploration expenditure incurred and charged to profit reflected exploration activities in the Gulf of Mexico, Latin America and Algeria.

Depreciation and amortization expense was US$500 million in 2000–2001, a decrease of US$28 million compared with 1999–2000. The lower charge for 2000–2001 mainly reflected higher depreciation on recently commissioned operations.

Steel

Turnover (including share of joint ventures and associates and inter-segment sales) was US$3.8 billion during 2000–2001, a decrease of US$1.6 billion compared with 1999–2000.

Steel dispatches from all operations were 5.34 million tonnes in 2000–2001, 10% higher than the 1999–2000 dispatches of 4.86 million tonnes. Australian domestic dispatches were 2.09 million tonnes, which was 9% higher compared with 1999–2000. This increase was mainly due to the inclusion of dispatches to OneSteel Limited in 2000–2001 (previously treated as dispatches within the BHP Billiton Limited Group), partly offset by lower sales volumes of coated products in 1999–2000. Export dispatches were 2.36 million tonnes in 2000–2001, which was 15% higher compared with 1999–2000. This increase was mainly due to a planned ramp-down in production in 1999–2000. Dispatches from BHP New Zealand Steel were 0.54 million tonnes in 2000–2001, which was 3% lower compared with 1999–2000. This decrease was mainly due to furnace repairs during the first half of 2000–2001, partly offset by stronger domestic demand. Dispatches from other overseas plants were 0.36 million tonnes in 2000–2001, which was 9% higher compared with 1999–2000. This increase was mainly due to a rise in domestic sales volumes in Thailand and Malaysia.

Profit before taxation for 2000-2001 was US$248 million compared with US$249 million in 1999–2000. The 2000–2001 result included a loss from exceptional items of US$22 million before taxation for organization restructuring costs and provisions. The 1999–2000 result included a charge to profit of US$153 million before taxation, comprising a US$135 million loss on the sale of the US west coast steel businesses and US$18 million for restructuring costs and provisions.

Excluding exceptional items, Steel’s profit before taxation was US$270 million, a decrease of US$132 million or 33% compared with 1999–2000. Lower international prices, lower sales volumes of coated products to the Australian market, a decrease in operating profits from discontinued businesses and the impact of industrial action at Port Kembla steelworks in New South Wales all contributed unfavorably in 2000–2001. These factors were partly offset by the favorable effect of the lower A$/US$ exchange rate, improved operating performance from the Asian businesses and one-off benefits realized on the spin-off of OneSteel Ltd.

Depreciation and amortization expense was US$174 million in 2000–2001, a decrease of US$114 million compared with 1999–2000. The lower charge for 2000–2001 mainly reflects the spin-off of OneSteel Ltd during 2000–2001.

Diamonds and Specialty Products

Turnover (including share of joint ventures and associates and including inter-segment sales) was US$1,318 million during 2000–2001, an increase of US$818 million over 1999–2000. This increase was due to Ekati™ diamond

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

production in Canada being 10% higher than in 1999–2000, which was mainly due to higher recoveries of lower quality diamonds, and the acquisition of the metals distribution business of Rio Algom, partly offset by a decline in Richards Bay Minerals’ titanium slag sales volumes, reflecting a reduction in pigment production marginally offset by higher sales prices.

Profit before taxation for 2000–2001 was US$175 million compared with a profit of US$167 million in 1999–2000. The 2000–2001 result included a loss from exceptional items of US$13 million before taxation, representing a US$7 million charge to profit for merger related organizational restructuring costs and provisions, and US$6 million for employee share awards accelerated by the merger. No exceptional items were included in the 1999–2000 result.

Excluding exceptional items, Diamonds and Specialty Products profit before taxation was US$188 million, an increase of US$21 million compared with 1999–2000. This increase was mainly due to inclusion of profits from the newly acquired metals distribution business and an increase in profit from Richards Bay minerals, partly offset by an increase in exploration charged to profit and lower profits from the Ekati™ diamond mine.

Exploration expenditure incurred in 2000–2001 was US$63 million. The amount charged to profit was US$75 million, reflecting capitalized expenditure of US$6 million and the write-off of US$18 million previously capitalized expenditure. In 1999–2000, the expenditure incurred was US$72 million and the amount charged to profit was US$70 million, reflecting capitalized expenditure of US$2 million.

Depreciation and amortization expense was US$38 million, an increase of US$9 million compared with 1999–2000, mainly due to the acquisition of the Metals Distribution business.

Group and Unallocated Items

In 1999-2000 and 2000-2001, this category represented corporate activities, including group treasury operations and certain workout assets including HBI Venezuela, Ok Tedi, Hartley platinum mine, which was sold in January 2001, and the Beenup mineral sands operations, which was closed in March 2001. Loss before taxation for 2000–2001 was US$1,662 million compared with a loss before taxation of US$388 million in 1999–2000. The result for 2000-2001 included exceptional items that resulted in a net loss of US$1,067 million before taxation, which comprised a US$430 million charge to profit from the write-off of the BHP Billiton Group’s interest in the Ok Tedi copper mine in Papua New Guinea; provisions for financial obligations to banks and other provisions related to the decision to cease further investment in HBI Venezuela totaling US$340 million; a charge to profit of US$180 million from the write-off of the BHP Billiton Group’s equity investment in the HBI project in Venezuela and the establishment of provisions and other associated costs; US$22 million for organizational restructuring costs and provisions; US$3 million for employee share awards accelerated by the DLC merger; and US$92 million for DLC merger transaction costs. The result for 1999–2000 included an exceptional item that resulted in a charge to profit of US$31 million before taxation for restructuring costs and provisions, together with a profit of US$38 million before taxation on the sale of BHP Information Technology.

During 2000–2001, we negotiated with other shareholders on the terms and conditions related to our exit from Ok Tedi. Following conclusions of these negotiations it was decided to write-off our share of Ok Tedi’s net assets. From July 1, 2001, no profit was recognized for Ok Tedi except to the extent that dividends were received. Our exit from OK Tedi was completed on February 8, 2002 with the transfer of our 52% equity stake to PNG Sustainable Development Program Limited, a development fund that will operate for the benefit of the Papua New Guinean people.

The decision to cease further investment in HBI Venezuela was announced in the third quarter of 2000–2001 following a detailed review of the future economic value of this asset. The review identified that, in the context of changed operating and market conditions, we would not expect the plant to meet our operational and financial performance targets necessary to justify any further investment in the project, nor would it satisfy bank completion requirements for project financing. These factors coupled with possible partner funding issues influenced the decision.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Excluding exceptional items, the result for 2000–2001 was a loss of US$595 million compared with a loss of US$395 million in 1999–2000. This decrease in the loss was mainly due to losses of approximately US$360 million before taxation in 2000–2001 from external foreign currency hedging compared with losses of approximately US$175 million before taxation in 1999–2000. This increase in foreign currency hedging issues reflected the lower value of the Australian dollar relative to the US dollar for currency hedging contracts settled during 2000–2001.

Equity Minority Interests

The share of net profit or loss attributable to outside equity interests decreased from a gain of US$21 million in 1999–2000 to a loss of US$277 million in 2000–2001. This loss was mainly due to the impact of the Ok Tedi write-off adjustment of US$268 million reflecting outside equity interest’s share of Ok Tedi’s net assets at June 30, 2001.

Comparison to results under US Generally Accepted Accounting Principles

Under UK GAAP, attributable profit for 2000–2001 was US$1,529 million compared to US$882 million under US GAAP, a decrease of US$647 million, mainly being a decrease of US$565 million representing the exclusion of the BHP Billiton Plc Group’s pre-acquisition profit attributable to shareholders under UK GAAP.

Under UK GAAP, attributable profit for 1999–2000 was US$1,506 million compared to US$400 million under US GAAP, a decrease of US$1,106 million, mainly due to a decrease of US$566 million representing the exclusion of the BHP Billiton Plc Group’s pre-acquisition profit attributable to shareholders under UK GAAP, together with an estimated adjustment of US$571 (after tax) million reflecting the additional write-off of the West Australian HBI plant for US GAAP.

For a detailed description of material differences between UK GAAP as followed by the BHP Billiton Group and the estimated result under US GAAP refer ‘Note 35. US Generally Accepted Accounting Principles Disclosures’ in the attached 2002 BHP Billiton Group Annual Financial Statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B. Liquidity and Capital Resources

Year ended June 30, 2002 compared with year ended June 30, 2001

Net cash flow from Group operating activities in 2001-2002 was US$4.6 billion before dividends received from joint ventures and associates of US$149 million, and taxation paid of US$515 million.

Returns on investments and servicing of finance resulted in a net cash outflow of US$357 million in 2001-2002. Interest paid of US$496 million, dividends paid on redeemable preference shares of US$35 million and dividends paid to minorities of $US20 million were offset by interest received of US$156 million and other dividends received of US$38 million.

Net cash outflow from capital expenditure and financial investment totalled US$2.6 billion. US$2.5 billion was used for purchases of tangible fixed assets, US$182 million for purchases of investments and funding of joint ventures, and US$390 million for exploration expenditure. These items were partly offset by the US$200 million proceeds from disposals of tangible fixed assets and US$232 million generated from the sale or redemption of investments and repayments by joint ventures.

Net cash outflow from acquisitions and disposals totalled US$38 million including US$45 million for investment in subsidiaries, US$45 million for cash transferred on disposal and US$208 million for investment in joint ventures. This was offset by proceeds from sale of subsidiaries of US$190 million (mainly the sale of PT Arutmin) and disposal of joint venture of US$70 million.

These factors together with equity dividends paid of US$811 million resulted in a net cash outflow before management of liquid resources and financing of US$448 million in 2001-2002.

A net repayment of borrowings totaling US$542 million together with US$85 million raised through the issue of shares/share buy-back scheme represented a total net cash inflow from financing of US$457 million in 2001-2002.

These factors together with an increase in money market deposits of US$157 million resulted in a net increase in the cash holdings of the BHP Billiton Group of US$148 million in 2001-2002.

Net debt at June 30, 2002 was US$6.8 billion, a decrease of US$0.5 billion for the year. Gearing, which is the ratio of net debt to net debt plus net assets, was 35.0% at June 30, 2002, compared with 38.4% at June 30, 2001.

Our financial liabilities at June 30, 2002, including overdrafts, were US$8.3 billion, a decrease of US$0.3 billion from the previous year. The following table sets forth our debt obligations at June 30, 2002 broken down by varying maturities:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Bank loans, debentures and other loans	Obligations under finance leases	Subsidiary preference shares	Other creditors	Total
	(US$ millions)
In one year or less or on demand	2,785	2	—	—	2,787
In more than one year but not more than two years	127	33	150	14	324
In more than two years but not more than five years	3,000	—	300	3	3,303
In more than five years	1,924	—	—	—	1,924

	7,836	35	450	17	8,338	(1)

(1)	Includes US$86 million in relation to petroleum development in Algeria. There are no other amounts specifically related to petroleum development.

The ratio of current assets to creditors, which represents amounts falling due within one year, was 110% at June 30, 2002 compared with 129% at June 30, 2001.

Net interest coverage, which is earnings before exceptional items, depreciation, amortization, net interest and taxation, divided by net interest excluding capitalized interest, exchange gains on net debt and discounting on provisions, was 11.0 times for 2001-2002 and was 8.5 times for 2000-2001.

Closing cash at bank and in hand and overdrafts at June 30, 2002 were US$690 million compared with US$549 million at June 30, 2001. In addition, the BHP Billiton Group had money market deposits at June 30, 2002 of US$300 million compared with US$449 million at June 30, 2001. The following table sets forth the maturity profile of the BHP Billiton Group’s undrawn committed facilities as at June 30, 2002:

Undrawn committed facilities
(US$ millions)
Expiring in one year or less	1,281
Expiring in more than two years	401

1,682

None of the BHP Billiton Group’s general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants which vary from facility to facility but which would be considered normal for such facilities.

We currently have a US$2.5 billion revolving credit facility where finance subsidiaries of the BHP Billiton Group are borrowers and BHP Billiton Limited and BHP Billiton Plc are guarantors. The revolving credit facility comprises two tranches: tranche A of US$1.25 billion and tranche B of US$1.25 billion. Tranche A is a 364-day revolving credit facility with a termination date of September 2003 and Tranche B is a five-year revolving credit facility with a termination date of September 2006. The pricing of the revolving credit facility is in-line with what would be expected of a credit facility to a company with our credit rating. A negative pledge applies to the credit facility and there are no financial covenants.

In October 2001, we increased our Australian dollar Commercial Paper Program limit from A$1 billion to A$2 billion. During November 2001, we issued A$1 billion in debt securities in two tranches: A$750 million of 7-year, 6.25% notes maturing August 2008, and A$250 million of 3-year, floating rate notes maturing November 2004. In addition, a US$1.5 billion Euro Medium Term Note program was established during June 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In accordance with the announced share buyback program, BHP Billiton Limited re-purchased 4,134,622 shares during 2001-2002 at a weighted average price of A$8.83 per share. The buyback program allows for the purchase of either BHP Billliton Limited or BHP Billiton Plc shares, up to a limit of 186 million shares.

Contractual commitments for capital expenditure outstanding at June 30, 2002 amounted to US$1.6 billion. These commitments relate mainly to Petroleum in connection with developments in Algeria (US$0.3 billion), Gulf of Mexico (US$0.2 billion), North West Shelf (US$0.1 billion), and Minerva (US$0.1 billion); Aluminium in connection with Hillside 3 (US$0.2 billion) and Mozal II (US$0.1 billion); Base Metals in connection with Escondida Phase IV (US$0.1 billion); Energy coal in connection with Mount Arthur North (US$0.1 billion); and Carbon Steel Materials in relation to Mining Area C (US$0.1 billion). Of the total of US$1.6 billion, US$1.3 billion is expected to be expended in the year ending June 30, 2003. We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from external sources.

Capital expenditures and financial investment totalled US$2,621 million in 2001-2002, a US$1,014 million decrease compared with 2000-2001. Expenditure on growth projects amounted to US$1,590 million, including Escondida Phase IV, the ROD oil and Ohanet wet gas projects in Algeria, Mozal II and Petroleum projects in the Gulf of Mexico. Maintenance capital expenditure was US$891 million. Exploration expenditure was US$390 million, an increase of US$49 million compared with 2000-2001.

During 2001-2002, we committed approximately US$2.5 billion to new growth projects, including: US$790 million on Gulf of Mexico oil and gas developments (Maddog, Atlantis and the transportation system); US$123 million on the Minerva gas field and US$50 million on the Bream Gas Pipeline (Petroleum); US$449 million on the Hillside 3 expansion (Aluminium); US$411 million on Mount Arthur North (Energy Coal); US$480 million on the Mining Area C and Port Capacity expansion projects and US$170 million on the Dendrobium metallurgical coal mine (Carbon Steel Materials).

The following table sets forth our operating lease obligations as of June 30, 2002 broken down by varying maturities.

Obligations under operating leases
(US$ millions)
Due not later than one year	169
Due later than one year and not later than five years	375
Due later than five years	274

Total commitments under operating leases	818

The following table sets forth our contingent liabilities (not otherwise provided for in the accounts) as of June 30, 2002.

Contingent liabilities
(US$ millions)
Joint ventures and associates — guarantees of borrowings (unsecured)	429
Other (unsecured, including guarantees)	498

Total contingent liabilities(a)	927

(a)	Excludes US$145 million of other unsecured contingent liabilities where there is either a possible or present obligation, but the likelihood of the transfer of future economic benefits is remote.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

There are no material arrangements which give rise to “off-balance sheet” financial obligations for the BHP Billiton Group other than those reported in the financial statements, such as derivatives, contingent liabilities, commitments for capital expenditure, commitments for other expenditure or commitments under operating leases.

Year ended June 30, 2001 compared with year ended June 30, 2000

Net cash flow from operating activities in 2000–2001 was US$4.8 billion before dividends received from joint ventures and associates of US$154 million and taxation paid of US$587 million.

Returns on investments and servicing of finance resulted in a net cash outflow of US$535 million in 2000-2001. Interest paid of US$587 million, dividends paid on redeemable preference shares of US$69 million and dividends paid to minorities of $US50 million were offset by interest received of US$132 million and other dividends received of US$39 million.

Net cash outflow from capital expenditure and financial investment totaled US$3.4 billion in 2000-2001 of which US$3.0 billion was used for purchases of tangible fixed assets, US$469 million was used for purchases of investments, and US$341 million was used for exploration expenditure. In 2000–2001, proceeds from disposals of tangible fixed assets were US$339 million and sale or redemption of investments generated US$82 million.

Net cash outflow from acquisitions and disposals totaled US$1.6 billion in 2000-2001, including US$1.6 billion for investment in subsidiaries and US$690 million for investment in joint ventures, partially offset by proceeds from sale of subsidiaries of US$372 million, including US$344 million from the OneSteel Limited spin-off, and investment in joint ventures of US$193 million. These factors together with equity dividends paid of US$751 million resulted in a net cash outflow before management of liquid resources and financing of US$2.0 billion in 2000-2001.

Funds totaling US$826 million were raised from borrowings, which together with US$937 million raised through the issue of shares/share repurchase scheme represented a total net cash inflow from financing of US$1.8 billion in 2000-2001. These factors together with a decrease in money market deposits of US$242 million resulted in a net increase in our cash holdings of US$28 million compared with 1999-2000.

Net debt at June 30, 2001 was US$7.3 billion, an increase of US$1.2 billion for the year. Gearing, which is the ratio of net debt to net debt plus net assets, was 38.4% at June 30, 2001, compared with 34.2% at June 30, 2000.

Our financial liabilities at June 30, 2001, including overdrafts, were US$8.6 billion, an increase of US$1.1 billion for the year. The following table sets forth our debt obligations as of June 30, 2001 broken down by varying maturities.

	Bank loans, debentures and other loans	Obligations under finance leases	Subsidiary preference shares	Other creditors	Total
	(US$ millions)
In one year or less or on demand	1,719	10	356	—	2,085
In more than one year but not more than two years	1,007	8	86	15	1,116
In more than two years but not more than five years	3,361	12	448	7	3,828
In more than five years	1,566	33	—	2	1,601

Total	7,653	63	890	24	8,630

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Of our financial liabilities at June 30, 2001, the amount repayable within one year or less was US$2.1 billion, of which 63% was effectively payable in US dollars.

The ratio of current assets to creditors (amounts falling due within one year) was 129% at June 30, 2001, compared with 136% at June 30, 2000.

Net interest coverage, which is earnings before exceptional items, depreciation, amortization, net interest and taxation, divided by net interest excluding capitalized interest, exchange gains on net debt and discounting on provisions, was 8.5 times for 2000–2001 and was 7.8 times for 1999-2000.

Closing cash at bank and in hand and net of overdrafts at June 30, 2001 were US$549 million, compared with US$550 million at June 30, 2000. In addition, BHP Billiton Group had money market deposits at June 30, 2001 of US$449 million, compared with US$723 million at June 30, 2000 and undrawn borrowing facilities amounting to US$2.8 billion at June 30, 2001, compared with US$2.5 billion at June 30, 2000.

Contractual commitments for capital expenditure outstanding at June 30, 2001 amounted to US$1.4 billion. These commitments related mainly to Petroleum in connection with developments in Algeria (US$0.6 billion), Gulf of Mexico (US$0.1 billion) and North West Shelf (US$0.1 billion); Base Metals in connection with Escondida Phase IV (US$0.3 billion) and Aluminium in connection with Mozal II (US$0.2 billion); and Energy coal in connection with Ingwe (US$0.1 billion).

During 2000-2001, we committed approximately US$2.1 billion to new growth projects, including US$405 million on the Mozal II expansion (Aluminium), US$148 million on San Juan Underground (Energy Coal), US$600 million on Escondida Phase IV (Base Metals), US$138 million on Tintaya Oxide (Base Metals), US$32 million on the metallurgical coal Blackwater expansion (Carbon Steel Materials), US$430 million on Ohanet Wet Gas Field Development (Petroleum), US$260 million on North West Shelf Train 4 expansion (Petroleum), US$23 million on Laminaria II Oil Field Development (Petroleum) and US$18 million on Echo Yodel Condensate Development (Petroleum).

Capital expenditure for the BHP Billiton Group was US$2.3 billion higher in 2000-2001 than in 1999-2000 mainly due to US$1.5 billion expenditure on the additional 56% of Worsley, together with increased expenditure at Escondida of US$0.2 billion, Gulf of Mexico of US$0.2 billion and Algeria of US$0.1 billion.

The following table sets forth our operating lease obligations as of June 30, 2001 broken down by varying maturities.

Obligations under operating leases
(US$ millions)
In one year or less	286
In more than one year but not more than five years	475
In more than five years	373

Total	1,134

C. Research and Development, Patents and Licenses, etc

We operate two industrial research and development laboratories, in Newcastle, Australia and Johannesburg, South Africa, which serve the needs of our customer sector groups. The tasks of the laboratories are to:

•	assure optimal technology is employed at our operations;

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•	support our marketing programs, especially in carbon steel, with predictive modeling of various material sources when used by our customers in their products; and

•	develop new technology to provide growth for BHP Billiton.

The first two activities mentioned above form the bulk of our work and to ensure alignment with the customer sector groups, are paid for by the business groups. Our proprietary Falcon® gravity gradiometry is a good example of the type of new technology development we are seeking. The number of staff directly employed on these activities is approximately 180.

The two research laboratories have as their main activities:

•	Newcastle – mining, ferrous and non-ferrous minerals processing, hydrometallurgy, pyrometallurgy, mineralogy, process control, product performance, and sustainability.

•	Johannesburg – non-ferrous minerals processing, bio-mining, remediation, process engineering, chemistry, microbiology and mineralogy.

D. Trend Information

Relevant industry and market trends are discussed for the BHP Billiton Group as a whole and for each business segment in Item 5A “Operating Results”.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

BHP Billiton Group Dual Listed Companies Structure

On March 19, 2001, BHP Limited and Billiton Plc announced that they had agreed to form a Dual Listed Companies structure, to establish a diversified global resource group, to be called BHP Billiton. You should refer to “DLC Structure” under Item 4C on page [101] for a more complete discussion of the DLC structure. The implementation of the DLC structure was completed on June 29, 2001. BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc.

A unified Board and management team now runs the BHP Billiton Limited Group and the BHP Billiton Plc Group, with headquarters in Melbourne, Australia, and with a significant corporate management center in London. The existing primary listings on the Australian and London stock exchanges continue to be maintained, as are the secondary listings of BHP Billiton Plc on the Johannesburg and Paris stock exchanges and an American Depositary Receipt listing of BHP Billiton Limited on the New York Stock Exchange.

The shareholders of BHP Billiton Limited and BHP Billiton Plc make key decisions on matters affecting the combined group through a procedure in which the shareholders of both companies have equal voting rights per share. Accordingly, shareholders of BHP Billiton Limited and BHP Billiton Plc effectively have an interest in a single group combining all of the assets of both companies with a unified Board of Directors and management. Should any future corporate action benefit shareholders in only one of the two companies, an appropriate action will be taken to ensure parity between BHP Billiton Limited and BHP Billiton Plc shares.

The purpose of implementing the DLC structure was to allow BHP Billiton Limited and BHP Billiton Plc to function as a combined economic entity which benefits from shared assets and growth prospects, combines a number of large, low cost and long life mining, metals and energy assets with global scale and, through diversification, is more resilient and better placed to manage exposure to commodity price cycle risk inherent to the resources industry while maintaining their status as separate legal entities with separate primary listings in major economic centers.

Under the DLC structure, BHP Billiton Limited continues to have a primary listing on the Australian Stock Exchange and BHP Billiton Plc continues to have a primary listing on the London Stock Exchange. These dual listings provides each company with broader access to global investors and facilitates their access to capital markets. This structure also preserved favorable tax treatment for the dividend payments of BHP Billiton Limited.

The DLC structure did not require any BHP Billiton Limited shareholder or BHP Billiton Plc shareholder to exchange or tender their shares for shares in the other company, which helped to avoid the selling pressure on each company’s shares in connection with implementation of the DLC, which often accompanies business combination transactions when one constituent’s equity is used as the consideration for the transaction.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Officers of BHP Billiton Group

A unified Board of not fewer than eight and not more than 20, in total, manages us. The names of Directors and their biographical details are set out below.

Name	Position	Initially elected or appointed to BHP Billiton Limited Board	Initially elected or appointed to BHP Billiton Plc Board
Mr. D.R. Argus(1)	Chairman	November 1996	June 2001
Mr. D.A. Crawford(2)	Director	May 1994	June 2001
Mr. M.A. Chaney	Director	May 1995	June 2001
Dr. D.A. Jenkins(2)(3)	Director	March 2000	June 2001
Dr. J.M. Schubert(1)(3)	Director	June 2000	June 2001
Mr. C.W. Goodyear	Director and Chief Development Officer	November 2001	November 2001
Mr. B.P. Gilbertson(4)(5)	Chief Executive	June 2001	July 1997
Dr. D.C. Brink(2)(5)	Director	June 2001	July 1997
Mr. C.A. Herkströter(2)	Director	June 2001	July 1998
Lord Renwick of Clifton(1)(3)	Director	June 2001	July 1997

(1)	Member of the Nomination Committee.
(2)	Member of the Risk Management and Audit Committee.
(3)	Member of the Remuneration Committee.
(4)	Mr. Brian Gilbertson assumed responsibilities as Chief Executive from the beginning of our new fiscal year on July 1, 2002.
(5)	Member of the Health, Safety and Environment Committee.

The Company announced the appointment of Dr. John Buchanan as a non-executive director of the Board with effect from February 1, 2003. He will serve on the Nomination and Remuneration Committees.

Messrs. Ben Alberts, John Conde, Derek Keys and Barry Romeril served as non-executive directors and retired from the BHP Billiton Limited and BHP Billiton Plc Boards on June 30, 2002. Messrs. John Ralph and John Jackson served as non-executive directors and retired from the BHP Billiton Limited and BHP Billiton Plc Boards on November 4, 2002. Mr. Paul Anderson served as an executive director until July 1, 2002 and continued as a non-executive director of BHP Billiton Limited and BHP Billiton Plc until his retirement on November 4, 2002.

Our Directors are subject to retirement by rotation, at least one-third retiring each year by order of seniority of election, and may not continue to hold office without re-election after the third annual general meeting following their last election by the shareholders. Eligible retiring directors may offer themselves for re-election by the shareholders. Directors may be appointed by the Board of Directors up to the total number permitted. Such Directors hold office until the next annual general meeting and may be elected by the shareholders at such meeting. A person who has attained the age of 70 may by special resolution be appointed or re-appointed as a Director of BHP Billiton Limited or BHP Billiton Plc to hold office until the conclusion of BHP Billiton Limited’s or BHP Billiton Plc’s next annual general meeting. A person who attains the age of 70 during their tenure as a Director may continue to act as a Director during the period that starts on the day on which they turn 70 and ends at the conclusion of the first general meeting of BHP Billiton Limited or BHP Billiton Plc after that day.

The Board manages planning for its own succession with the assistance of the Nomination Committee. The Nomination Committee is comprised entirely of independent non-executive directors. The Committee supports and advises

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

the Board in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors, having regard to the law and highest standards of governance, by:

•	assessing the skills required on the Board;

•	from time to time assessing the extent to which the required skills are represented on the Board;

•	establishing processes for the review of the performance of individual Directors and the Board as a whole; and

•	establishing the processes for the identification of suitable candidates for appointment to the Board.

Under the terms of the DLC merger of BHP Limited and Billiton Plc, the Australian Foreign Investment Review Board approved a structure of the Nomination Committee that requires equal representation from the former BHP Limited and the former Billiton Plc until June 30, 2004. During this period, the Nomination Committee will determine all appointments to the respective Boards and decisions of the Committee will require a minimum of three votes in favor. The composition of the Committee meets that requirement.

The executive officers of both the BHP Billiton Limited Group and the BHP Billiton Plc Group who are not Directors are as follows:

Name	Position	Appointed to Position
Mr. P.S. Aiken	President and Chief Executive Officer Petroleum	October 1997
Mr. J.C. Fast	Chief Legal Counsel	December 1999
Mr. I.C. Fraser	Vice President Group Human Resources	June 2001
Mr. R.W. Kirkby	President Carbon Steel Materials	June 2001
Mr. M. Kloppers	Vice President Marketing and Chief Marketing Officer	June 2001
Mr. C.J. Lynch	Chief Financial Officer	September 2001
Mr. B.A. Mills	President Base Metals	June 2001
Mr. M.A. Oppenheimer	President Energy coal	June 2001
Mr. M. Salamon	President and Chief Executive Officer Minerals	June 2001

Directors of BHP Billiton Limited and BHP Billiton Plc

The Directors of BHP Billiton Limited and BHP Billiton Plc are as follows:

Don Argus, AO, FAIB, FCPA, FAICD, 64: Appointed a Director of BHP Limited in November 1996 and Chairman in April 1999. Director and Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Nomination Committee. Former Managing Director and Chief Executive Officer of the National Australia Bank Limited. He is Chairman of the Brambles Group and a Director of Southcorp Holdings Limited and the Australian Foundation Investment Company Limited. He is also a member of the International Advisory Council of Allianz Aktiengesellschaft.

David Brink, MSc Engineering (Mining), D.Com (hc), 63: A Director of Billiton Plc since July 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of our Health, Safety and Environment Committee, a member of our Risk Management & Audit Committee. He is Chairman of Murray & Roberts Holdings Limited and Unitrans Limited and Deputy Chairman of ABSA Bank Limited and ABSA Group Limited. He is also a

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Director of Sanlam Limited and Sappi Limited and Vice President of the South Africa Foundation and the South African Institute of Directors.

Michael Chaney, BSc, MBA, FAIM, FAICD, 52: A Director of BHP Billiton Limited since May 1995 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. He is the Managing Director of Wesfarmers Limited and a Director of Gresham Partners Group Limited. He is a trustee of the Committee for the Economic Development of Australia, a member of the Business Council of Australia and the Council of the National Gallery of Australia, a Director of the Center for Independent Studies and Chairman of the Australian Research Alliance for Children and Youth.

David Crawford, B Comm, LLB, FCA, FCPA, FAICD, 58: A Director of BHP Limited since May 1994 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of our Risk Management and Audit Committee. A Director of Lend Lease Corporation Limited, Foster’s Group Limited, National Foods Limited and Westpac Banking Corporation Limited. He is former Australian National Chairman of KPMG, Chartered Accountants.

Brian Gilbertson, MSc, MBL, D. Com (hc), 59: Executive Chairman and Chief Executive of BHP Billiton Plc from July 1997 to June 2001 and a Director and Deputy Chief Executive Officer of BHP Billiton Limited and BHP Billiton Plc since June 2001. Appointed Chief Executive of BHP Billiton Limited and BHP Billiton Plc on July 1, 2002. He is a member of the Health Safety and Environment Committee. A Director of the South African Reserve Bank.

Charles Goodyear, BSc, MBA, FCPA, 44: A Director of BHP Billiton Limited and BHP Billiton Plc since November 2001. Appointed Chief Development Officer in June 2001. Former Chief Financial Officer of BHP Billiton Limited, former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc.

Cornelius Herkströter, CA, 65: A Director of Billiton Plc since July 1998 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of our Risk Management and Audit Committee. He is Professor of International Management at Amsterdam University, Chairman of the Supervisory Board of the ING Group and a trustee to the Board of the International Accounting Standards Committee and Chairman of Supervisory Board of DSM. Former President of the Royal Dutch Petroleum Company and Chairman of the Committee of Managing Directors of the Royal Dutch/Shell group of companies.

David Jenkins, BA, PhD (Geology), 63: A Director of BHP Limited since March 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of our Remuneration Committee and Risk Management & Audit Committee. A Director of Chartwood Resources Ltd, a private company providing consultancy services and business and technology advice to the oil industry. Former Chief Geologist and Chief Technology Advisor to the British Petroleum Company. He is a member of the Technology Advisory Committee of the Halliburton Company, the Technology Advisory Board of Landmark Graphics, the Advisory Council of Consort Resources. He also chairs the Energy Advisory Panel of Science Applications International Corporation.

Lord Renwick of Clifton, KCMG, MA, 64: A Director of Billiton Plc since July 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of our Nomination Committee and the Remuneration Committee. Former British Ambassador to the United States and to South Africa, he was subsequently appointed to the House of Lords by Prime Minister Blair. He is Chairman of Fluor Limited, Vice Chairman of J.P. Morgan Plc, and a Director of British Airways Plc, Compagnie Financiere Richemont AG, Fluor Corporation, SAB Miller Plc, Harmony Gold Mining Co Ltd, and a trustee of The Economist.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

John Schubert, BC Eng, PhD (Chem Eng), FIEAust, FTSE, 59: A Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of our Nomination Committee and the Remuneration Committee. Deputy Chairman of the Commonwealth Bank of Australia, a Director of Qantas Airways Limited, Hanson Plc, the Australian Graduate School of Management and the Great Barrier Reef Research Foundation. He is also non-executive Chairman of G2 Therapies Limited and of the Advisory Board of Worley Limited and President of the Business Council of Australia. Former Managing Director and Chief Executive Officer of Pioneer International Limited and former Chairman and Managing Director of Esso Australia Limited.

Executive Officers of BHP Billiton Limited and BHP Billiton Plc

The executive officers of BHP Billiton Limited and BHP Billiton Plc are as follows:

Philip Aiken, BE (Chem), 53: Appointed President and Chief Executive Officer Petroleum in October 1997. Former Director BTR Plc and former Managing Director BTR Nylex, following a long career at BOC Plc where his last role was Managing Director Gases Europe. He is a Director of Robert Walters Plc, Mt Eliza Business School, and the Australian Institute of Petroleum.

John Fast, LLB (Hons), BEc (Hons), 53: Appointed Chief Legal Counsel in December 1999. Former Senior Commercial Partner Arnold Bloch Leibler. Director of the Medical Research Foundation for Women and Babies. He is a member of the Strategic Advisory Board to the Melbourne Law School’s Graduate Program in Law, an Associate of the Securities Institute of Australia and a member of the Markets Policy Group of that Institute; and a member of the Law Institute of Victoria.

Ian Fraser, MA (Hons), MBA, C.Psychol, 41: Appointed Vice President Human Resources June 2001. Previously Group HR Director Billiton Plc, Group HR Director Charter Plc, Personnel Controller Woolworths Plc, and Head of Organisation Diagnostics, Hay Management Consultants.

Robert Kirkby, BE Civil (hons), Advanced Management Program, 55: Appointed President Carbon Steel Materials in June 2001. Previously Chief Operating Officer, BHP Minerals, President BHP Steelmaking and Energy, Group General Manager and Chief Executive Officer BHP Coal, Group General Manager and Chief Operating Officer of various divisions in BHP Steel, and General Manager Newman-BHP Minerals.

Marius Kloppers, MBA, PhD (Materials Science), BE (Chem), 40: Appointed Vice President Marketing and Chief Marketing Officer in June 2001. Previously Group Executive Billiton Plc, Chief Executive of Samancor Manganese, various positions at Billiton Aluminium, including Chief Operating Officer, various positions at Alusaf (a subsidiary of BHP Billiton Plc) including General Manager of Hillside Aluminium, Consultant at McKinsey Inc, and Engineer at Mintek.

Chris Lynch, BComm, MBA, FCPA, 49: Appointed Chief Financial Officer on September 14, 2001. Former Chief Financial Officer BHP Billiton Limited Minerals. Former roles as Vice President and Chief Information Officer for Alcoa Inc in the United States and Chief Financial Officer Alcoa Europe. He was also Managing Director KAAL Australia Ltd, a joint venture company formed by Alcoa Inc of the United States and Kobe Steel of Japan, and Corporate Accounting Manager Alcoa of Australia.

Brad Mills, MSc Economic Geology, BSc Geology, 48: Appointed President Base Metals in June 2001. Previously Vice President and Chief Strategic Officer, Vice President Strategy, Planning and Business Development, Executive Vice President and Group General Manager Growth and Technology BHP Copper, Executive Vice President Magma Copper Company, Director Corporate Development Echo Bay Management Company and Manager United States Exploration Echo Bay Exploration Inc. Director ICA, Director ERBA Inc, Director Mills Foundation.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Mike Oppenheimer, B.Sc. (Chem Eng), 48: Appointed President, Energy Coal in June 2001. Previously BHP Minerals President, BHP Coal, BHP Petroleum, President North West Shelf and Gas Marketing, Vice President and General Manager North West Shelf; Vice President Marketing and Business Development Australia/Asia Division; General Manager Western Gas Developments Australia Division, Manager Gas Developments; Manager Natural Gas; Manager Gas Conversion and General Manager Synfuels.

Miklos Salamon, BSc Mining Engineering, MBA, 47: Appointed President and Chief Executive Officer Minerals in June 2001 and acting President Aluminium in January 2002. From July 1997 to June 2001, he served as an Executive Director of BHP Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium. He is Chairman of Samancor and Columbus and a Director of Richards Bay Minerals, Cerro Matoso and Escondida. Former Director of Gencor, Executive Chairman of Samancor and Managing Director of Trans-Natal Coal Corporation.

B. Compensation

Remuneration Report

The BHP Billiton Remuneration Committee supports and advises the Boards on determining executive remuneration policy, determining the remuneration of Executive Directors, reviewing and approving the remuneration of executives reporting directly to the Chief Executive Officer and Managing Director, and reviewing and approving all equity incentive plans.

Remuneration Policy

The Boards and the Remuneration Committee recognize that the BHP Billiton Group operates in a global environment. To prosper the BHP Billiton Group must be able to attract, motivate and retain internationally mobile executives.

The key principles that underpin the BHP Billiton Group remuneration policy are:

•	that rewards should reflect the competitive global market in which the BHP Billiton Group operates and that the Committee will seek independent advice on globally competitive practices as appropriate;

•	that demanding key performance indicators apply to delivering results across the single economic entity and are applied to a significant portion of the total reward;

•	that rewards to executives be linked to the creation of value to shareholders;

•	that executives are rewarded for both financial and non-financial performance; and

•	that remuneration arrangements should ensure equity between executives and should facilitate the deployment of human resources around the BHP Billiton Group.

The BHP Billiton Group reward structure combines base salary, short and long-term incentive plans and post retirement benefit arrangements. The cost and value of components of the remuneration package are considered as a whole and are designed to ensure an appropriate balance between fixed and variable performance related components, linked to short and long-term objectives and to reflect market competitiveness.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In setting the remuneration policy for Executive Directors, the BHP Billiton Group is guided by the principles of good corporate governance, the provisions of the Combined Code (contained within the UK Authority’s Listing Rules, including those in Schedule A of the Code relating to the design of performance related remuneration) and the Listing Rules of the Australian Stock Exchange.

Service Contracts of Executive Directors

At June 30, 2002, there were three executive directors on the boards of BHP Billiton Limited and BHP Billiton Plc, Mr. Paul Anderson, Mr. Brian Gilbertson and Mr. Chip Goodyear.

Mr. Ron McNeilly served as an Executive Director on the Board. Mr. McNeilly retired as a director on October 16, 2001 and as an employee as of December 31, 2001.

Mr. Anderson’s employment contract was terminated on July 1, 2002. Although Mr. Anderson retired from the Board of Directors of both BHP Billiton Limited and BHP Billiton Plc at the completion of the Annual General Meetings of both BHP Billiton Limited and BHP Billiton Plc on November 4.

Mr. Anderson was employed by BHP Billiton Limited under a fixed term contract, which was due to conclude on October 31, 2003. Prior to that time, the contract was terminable by Mr. Anderson by giving not less than 60 days written notice. The contract was also terminable by BHP Billiton Limited for cause, or by reason of death or disablement or protracted illness.

Under the contract Mr. Anderson received an annual salary of A$1,600,000. Mr. Anderson’s contract was terminated for a reason other than cause, death, disablement or protracted illness. As a result, he was entitled to a payment equal to twice his annual salary and reimbursement of reasonable relocation costs for himself and his immediate family from Australia to the United States. The termination payment will be paid as follows:

•	A consultancy agreement with a total value of US$104,739 under which Mr. Anderson agrees to act as a consultant to the group for two years commencing at the time he ceases to be a director; and

•	Further payments totaling US$1,571,092.

In addition, Mr. Anderson’s employment contract entitled him to exercise those performance rights awarded which have not become exercisable, being 300,000 performance rights, with a notional value of US$3,464,770 using the share price on the termination date of US$5.39 per share. Although his contract entitled him to exercise 400,000 rights without reference to service or performance hurdles, Mr. Anderson voluntarily requested that the 100,000 performance rights issued in relation to the year ended June 30, 2002 remain subject to performance conditions. His performance against the conditions was assessed in August 2002 and, as a result, all these performance rights are now exercisable. In total, the value of Mr. Anderson’s termination benefits as of June 30, 2002 was US$5,140,601.

Mr. Chip Goodyear has an indefinite contract of employment with BHP Billiton Limited. In addition, Mr. Goodyear is under contract from BHP Billiton Limited to BHP Billiton Plc and Billiton International Services Limited. The service contracts can be terminated by the company, or Mr. Goodyear providing one month notice. If the contract is terminated by the company a payment equal to 12 months salary must be paid by the company. In the event that Mr. Goodyear’s contract ends for any reason he is entitled to reimbursement of reasonable relocation costs for himself and his immediate family from his location to the United States. The company will also reimburse the costs associated with the sale of his overseas residence in the event these costs are not borne by a successor employer.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Mr. Ron McNeilly served as an Executive Director on the Board. Mr. McNeilly retired as a director on October 16, 2001 and as an employee as of December 31, 2001. There was no written service contract for Mr. McNeilly, but his terms of employment are outlined below.

Mr. McNeilly participated in BHP Billiton Limited’s executive incentive program, which provided him with a cash bonus target equal to 75% of his salary (maximum 150%) if target key performance indicators were met.

Mr. McNeilly’s employment was terminable by BHP Billiton Limited giving not less than two months notice. Mr. McNeilly’s employment was terminated on December 31, 2001. Upon termination of employment by BHP Billiton Limited, Mr. McNeilly was entitled to a severance payment, so far as permitted by the cap on permissible payments under Section 200G of the Corporations Act 2001 (Commonwealth), calculated in accordance with BHP Billiton Limited’s prevailing policy for severance of executives as applicable to Mr. McNeilly’s seniority and length of service. As Mr. McNeilly’s employment was terminated prior to July 31, 2005, the amount of severance was not less than the amount which would be calculated by applying to Mr. McNeilly’s salary a multiplier reducing evenly from 2.5 times to zero times over that period. These entitlements upon termination of the contract would not have applied in the instance of termination due to serious misconduct or termination by reason of protracted illness or disablement. Mr. McNeilly received a lump sum payment of US$1,740,852 in respect of redundancy, long service leave and annual leave.

At June 30, 2002, Mr. Brian Gilbertson was the only executive director employed by BHP Billiton Plc. Mr. Gilbertson has indefinite contracts of employment with BHP Billiton Plc in respect of duties in relation to the BHP Billiton Plc Board, Billiton Services Jersey Limited, a wholly owned subsidiary of BHP Billiton Plc, in respect of certain duties performed in relation to other activities worldwide and a contract with BHP Billiton Limited. Each service contract can be terminated by each company giving 24 months notice, provided that such notice does not expire prior to June 29, 2005. The contracts can be terminated by Mr. Gilbertson giving 12 months’ notice provided that notice does not expire prior to June 29, 2005.

In addition to his annual salaries earned under the separate employment contracts, Mr. Gilbertson is also eligible to receive an annual cash incentive award with a target of 100 percent of salary and subject to a cap of 150 percent of salary, subject to the satisfaction of performance conditions set at the discretion of the boards of the employing companies and agreed by the Remuneration Committee.

Mr. Gilbertson is also entitled to a deferred bonus of £1,440,000 under his BHP Billiton Plc employment and £670,048 under his Billiton Services Jersey Limited employment to be paid over a four-year period from June 29, 2001 in quarterly installments (subject to continued employment). In the event that Mr. Gilbertson’s employments are terminated because of sickness, injury or other incapacity, he will be entitled to receive the installments that would otherwise have become payable at the end of the quarter in which the terminations occur. If the employment is terminated for a reason other than sickness or gross neglect of his duties, Mr. Gilbertson will be entitled to receive payments equivalent to the lesser of the balances of the deferred bonuses that would otherwise have become payable in quarterly installments or the total sum of £1,688,038.

Pensions and Superannuation for Executive Directors

BHP Billiton Limited has established the BHP Billiton Superannuation Fund. Members (including Executive Directors and Executive Officers of BHP Billiton Limited) are entitled to a lump sum benefit from the fund at the age of 55, which is equal to 20% of final average salary for each year of membership up to 36 years.

Mr. McNeilly achieved service in excess of 36 years. Paul Anderson did not participate in a BHP Billiton Limited pension scheme in the year ended June 30, 2002.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

If a member retires after the age of 60 it is possible to opt for a pension benefit instead of a lump sum benefit. The pension would be equal to 1/54th of final average salary for each year of membership. In the event of death in service a lump sum benefit equal to 20% of final average salary for each year of membership up to 36 years, based on prospective service to age 65, will be paid. If a member leaves the fund, for reasons other than death or disablement before age 55, the lump sum entitlement will be reduced at the rate of 2% per annum for each year before age 55. Salary excludes overtime and other allowances. Final average salary is a three year average of salary calculated immediately before the member leaves the fund.

BHP Billiton Plc has established non-contributory defined benefit pension arrangements under which the Executive Directors will be entitled to a pension at normal retirement date at age 60, equal to two-thirds of their base salary provided they have completed 20 years service with the Group, which includes service with Gencor prior to separation.

Each year the Executive Directors of BHP Billiton Plc have the right to determine whether their pension provision for that year’s salary, under each service contract with a BHP Billiton Plc Group company, is made under a defined benefit or a defined contribution arrangement. Alternatively, the Executive Directors can choose to receive a cash sum at equivalent cost to BHP Billiton Plc. If an Executive Director has chosen in any year to have a defined contribution arrangement, he may elect subsequently to have the defined contribution benefit for that year and any previous years converted to a defined benefit promise, in which case he must surrender the defined contribution benefit accrued.

In the event of death in service, a lump sum death in service benefit of four times base salary will be paid. A spouse’s pension on death in service of two-thirds of the Executive Director’s prospective pension will also be paid. If prospective service to age 60 is less than 20 years the spouse’s pension is reduced proportionately.

In the event of the death of an Executive Director while in retirement, a surviving spouse’s pension of two-thirds of the pension in payment, before the effect of commutation, will be paid. All pensions in payment and deferred pensions will be indexed in line with the retail price index.

If an Executive Director retires early, his accrued defined benefit pension entitlement will normally be reduced for early payment at the rate of 4% per annum for each year before age 60.

Directors’ share interests

The beneficial interests of directors in the share capital of BHP Billiton Limited and BHP Billiton Plc are set out in the table under “Directors’ and Executive Officers’ Share Interests”.

Incentive Plans for Executive Directors

Following the merger between BHP Limited and Billiton Plc in July 2001, the Remuneration Committee approved an alignment of the existing incentive plans described below. In so doing, the Committee announced that it would oversee the development of a single plan. The shareholders approved the new incentive scheme at the annual general meeting held on November 4, 2002. Details of the plan are outlined below.

New Incentive Scheme

The Group Incentive Scheme (GIS) is an integral part of our overall approach to competitive performance-based remuneration. The scheme aims to reward senior executives for meeting or exceeding their personal, customer sector group and Group goals that are aligned to BHP Billiton Group’s strategic direction.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Replica schemes will operate for both BHP Billiton Limited and BHP Billiton Plc executives and will replace all other plans for these employees.

The GIS has two components – a short-term incentive and a long-term incentive. The amount to be awarded to an executive under the scheme in any one year will be determined by reference to performance against a set of pre-determined objectives (for executive directors the largest proportion of the goals relate to the BHP Billiton Group financial measures). Once this amount is determined, it will be allocated between the short-term and long-term incentive components of the scheme. The short-term incentive will be paid in cash. The long-term incentive will be applied towards issuing deferred shares. Alternatively, the Remuneration Committee may at its discretion provide executives with the choice of receiving options instead of all, or some, of the deferred shares. In addition, the participant will be eligible to receive performance shares equal to the value of deferred shares or options received.

Eligibility

Executives nominated by the Executive Committee and approved by the Remuneration Committee will be eligible to participate in the GIS. Participation in the GIS is in the absolute discretion of the Remuneration Committee and will generally not apply to an executive who is not expected to be employed by the relevant group company at the date of the vesting of any deferred shares granted in respect of that year or at the commencement of the exercise period for any options granted in respect of that year.

Bonus Amount

The bonus amount awarded to an executive under the GIS in any year will be determined by reference to specific personal, business unit and Group targets set for the previous financial year “Performance Year”. The target bonus amount will be set at the beginning of the Performance Year for each executive. The assessment of actual performance against target will be by reference to three categories for each measure (threshold, target and stretch). Depending on results achieved for specific goals a percentage of the target bonus will be awarded to the executive between 50% (for threshold performance) and 150% (for maximum stretch performance). Where performance falls below threshold levels no bonus will be paid.

The bonus will be allocated between short-term incentive and long-term incentive awards.

The amount of short-term incentive will be paid in cash following the release of the financial results for the relevant Performance Year.

Executives will have the choice of receiving deferred shares or options equal to the value of the long-term incentive bonus allocation. Executives may elect to choose 0, 25, 50, 75 or 100% (or any other proportion as determined by the Remuneration Committee on an annual basis) of their long-term incentive award in the form of options. Executives can make this choice each year after they have been notified of the details of their award for that year.

Bonus Amount for Petroleum Executives

Oil and gas reserve targets are one of the specific performance measures by which a number of BHP Billiton Petroleum executive’s bonus awards are determined. The extent to which reserve targets contribute to the calculation of the bonus amount vary according to the nature and type of an individual’s job. Typically reserve targets are used to assess the performance of those people who are directly responsible for the calculation of reserves and for ensuring that technical work is completed and rigorously and properly reported. These people include Asset Team Leaders and the Petroleum Engineering Managers and Chief Petroleum Engineers in each region. As the discovery and measurement of reserves is a

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

key component of these individual’s jobs, reserves targets are a useful and suitable measure of their performance. Of the approximately 100 BHP Billiton Petroleum executives who are participants in the GIS, 31 have performance measures linked to reserve targets. Of these, 13 individuals work in petroleum engineering or asset teams.

Award Targets/Weightings

For the 31 people who have reserve targets as a performance measure, the weighting of the targets in their personal scorecards (i.e. the extent to which the measure counts towards their total GIS bonus amount) varies by individual, from 1% to, in one case, a 25% weighting. This individual is not a member of the BHP Billiton Executive Committee or the BHP Billiton Petroleum Executive Committee. A majority of participants have weightings of less than 2%.

Depending on how individuals and teams perform against their pre-set reserve addition targets, and taking into account the weightings listed above, the impact of achieving either the threshold, target or stretch level of reserve targets can vary an individual’s bonus award from 0.2% up to 24%. The bulk of individuals would be impacted in the range from 0.2% at threshold to 3.3% at stretch. There are only 9 individuals who potentially have personal awards varying by more than 3.3% at stretch. The incentive values attributable to achieving stretch performance on reserve targets for the 31 people mentioned above, range from $500 to $47,000, with only 5 people having the potential to earn more than $10,000 if stretch performance is achieved.

Reserve Target Setting

For the 31 participants mentioned above, threshold, target and stretch levels are based on expected production for the year in millions of barrels of oil equivalent. Gas is converted to an equivalent liquid. All reserves revisions are included, whether positive or negative. Threshold performance is set at 100% replacement of production, target performance is set at approximately 115% replacement of production and stretch performance is set at approximately 130% replacement of production. Some asset teams set targets for the booking of reserves for specific oil and gas fields. The threshold, target and stretch percentages vary for members of these asset teams depending on circumstances specific to the asset or project objectives.

Deferred Shares

If an executive elects to receive deferred shares, that executive will be granted a right to receive these shares approximately three years after the start of the Performance Year in respect of which the grant is made. At the end of those three years the shares will be issued without any further performance hurdles having to be met. The executive will forfeit the right to these shares if they have voluntarily left the employment of the BHP Billiton Group prior to the vesting date.

The number of deferred shares to be allocated to an executive will depend on the amount of the bonus earned by the executive as a long-term incentive in that year and the BHP Billiton share price at the time of calculating the allocation. The BHP Billiton share price will be calculated as the weighted average of the prices at which BHP Billiton shares are traded on the Australian Stock Exchange or London Stock Exchange (as appropriate) on the five business days prior to the grant of the deferred shares.

Option Alternative

As an alternative to choosing deferred shares, an executive may at the discretion of the Remuneration Committee be given the choice of electing to receive share options. Options will be granted at the same time as the deferred shares are granted and will vest at the same time as deferred shares. The options will have an exercise period of three years from their vesting date.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The exercise price for the options will be determined prior to the grant of options and will be calculated as the weighted average of the prices at which BHP Billiton shares are traded on the Australian or London Stock Exchange on the five business days prior to the grant.

The number of options which may be granted will be based on the value of the long-term incentive bonus earned for the Performance Year and the value of the options as determined by a Black Scholes valuation (or other appropriate methodology) of the option at that time and confirmed by an independent actuary approved by the Remuneration Committee.

Performance Shares

In addition to whichever alternative is chosen above, executives will receive performance shares at the time the deferred shares or options are granted. The vesting of performance shares is entirely dependent on the BHP Billiton Group meeting performance hurdles based on total shareholder return compared against a group of peer companies and earnings per share growth targets measured over a three-year period commencing at the end of the Performance Year.

The number of performance shares issued is also entirely dependent on the executive’s performance in the Performance Year. The number of shares awarded will be equivalent in value to the deferred shares (or options) for that particular grant, divided by the weighted average of the prices at which BHP Billiton shares are traded on the Australian Stock Exchange or London Stock Exchange on the five business days prior to the issues of the rights.

Minimum Shareholding

All executives participating in the scheme must satisfy a minimum shareholding requirement, which will vary depending on their seniority, and which will initially be set at a value which is equivalent in value to between 50% and 100% of their net annual salary (calculated by reference to the top marginal tax rate in each relevant jurisdiction). The shareholding requirement calculation will include any vested deferred shares, additional performance shares and any shares arising from exercised options.

Transition Year

Transition year arrangements are required to bridge the period between the first full Performance Year of the BHP Billiton Group GISs and the termination of the BHP Billiton Group’s existing executive compensation plans. Without the transition arrangements, no long-term incentive awards would be payable in 2002. That would be contrary to the BHP Billiton Group’s policy of providing annual competitive, performance based incentives to its senior management and to its objective of retaining those employees. As a result, the BHP Billiton Group proposes to grant performance shares to those executives for the transition year, subject to achievement of the specified performance conditions.

Under this proposal, executives would receive performance shares under the GIS in this year. As mentioned above, performance shares are subject to demanding performance hurdles (benchmarked total shareholder return determining the final vesting amount and an earnings per share underpin which has to be met if any Performance Shares are to vest). The proposed value of the performance shares to be issued in the transition year are no greater than the total value of annual long-term incentive awards made under current plans.

Adjustments to Pre-merger Incentive Plans

Last year, as part of the DLC structure, the Australian Stock Exchange granted BHP Billiton Limited a limited waiver from the Listing Rules to the extent necessary to amend a part of the terms of options issued under the BHP

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Employee Share Plan and Performance Share Plan. This allowed the vesting period to be brought forward so that options were exercisable immediately on termination, for employees who were made redundant or terminated. The waiver applied only to employees terminated within 12 months following the effective date of the merger, in respect of the options issued before that date.

The Australian Stock Exchange has granted an extension to the existing waiver in relation to the demerger and public listing of BHP Steel Limited. The extension of the waiver enabled the terms of options issued under the BHP Limited Employee Share Plan and Performance Share Plan to be amended to bring forward the vesting period so that options were exercisable immediately on termination for employees who were made redundant or terminated. The waiver only applied to employees who were made redundant or terminated through no fault of their own following the demerger and public listing of BHP Steel Limited, prior to July 31, 2002.

BHP Billiton Limited currently operates three incentive schemes in which the Executive Directors participate. These schemes will continue to operate in conjunction with the GIS, however, no further awards will be made to participants under these schemes.

Performance Share Plan (“PSP”)

Performance Rights are issued under the Performance Share Plan (“PSP”) to eligible executive officers. The Executive Committee, in consultation with senior managers, proposed who should participate in the PSP for the year ending June 30, 2002. Each year the Remuneration Committee of the Board sets the guidelines for the number of participants. Participation in the plan is by invitation only and recommendation is only at BHP Billiton Limited’s discretion. Performance Rights have been issued annually since 2000.

Performance Rights constitute a right, issued by a trustee of a special purpose trust established by BHP Billiton Limited, to require the trustee to acquire a BHP Billiton Limited share on behalf of the executive, upon fulfillment of prescribed performance hurdles or completion of service conditions. For those Performance Rights issued in 2001, there are two performance hurdles. Both performance hurdles must be met in order for Performance Rights to vest. The first hurdle is based upon Total Shareholder Return (“TSR”) for BHP Billiton Limited (broadly share price growth and dividends re-invested) compared to the TSR performance of an international comparator group. The second hurdle is the inflationary underpin performance hurdle. Under this hurdle, no Performance Rights may be exercised, even where the TSR performance hurdle is met, unless the TSR for the company is at least equivalent to the increase in the Australian Consumer Price Index plus an additional specified amount over the same period for which performance is being assessed. For those Performance Rights issued in 2000, only the TSR performance hurdle applies.

Employee Share Plan (“ESP”)

The Employee Share Plan (“ESP”) provides eligible employees with the opportunity to acquire fully paid ordinary shares or options for ordinary shares in BHP Billiton Limited at such times as the directors deem appropriate. Shares have not been issued under the ESP since 1997, but options have been issued annually since 1999.

The Executive Committee, in consultation with senior managers, proposed who should participate in the ESP for the year ending 30 June 2002. Each year the Remuneration Committee of the Board sets the guidelines for the number of participants. Participation in the plan is by invitation only and recommendation is only at BHP Billiton Limited’s discretion. Employees have no contractual right to participate in the ESP, and participation in one year does not guarantee participation in future years. The ESP aims to ensure that employees share in the benefits when BHP Billiton Limited performs well.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

For those ESP options currently on issue but not yet exercisable, before an eligible employee may exercise their options, a performance hurdle must be met. The performance hurdle is based on TSR for BHP Billiton Limited compared to the TSR performance of either the ASX 100 group or an international comparator group.

Bonus Equity Share Plan (“BEP”)

The Bonus Equity Share Plan (“BEP”) provides eligible employees with the opportunity to take their incentive plan award in ordinary shares in BHP Billiton Limited. Each year the Remuneration Committee of the Board sets the guidelines for the number of participants. Participation in the plan is by invitation only and recommendation is only at BHP Billiton Limited’s discretion. Employees have no contractual right to participate in the BEP, and participation in one year does not guarantee participation in future years.

The shares are either subscribed for or purchased on market. The shares awarded under this plan are held in trust and may not be transferred or disposed of for at least a three-year period.

The total number of shares remaining under or potentially issuable under any BHP Billiton Limited employee incentive scheme may not exceed 10% of the total number of BHP Billiton Limited shares on issue at the time of the relevant offer.

BHP Billiton Plc operates two long-term incentive plans in which Executive Directors participate. These plans will continue to operate in conjunction with the GIS, however, no further awards will be made to participants under these plans.

Restricted Share Scheme (“the Scheme”)

BHP Billiton Plc established the Scheme which operates in conjunction with the Billiton Employee Share Ownership Trust (“the Trust”). Awards under the Scheme are made by the trustees of the Trust or by BHP Billiton Plc. In respect of the Executive Directors, awards are made on the recommendation of the Remuneration Committee.

Awards take the form of conditional share awards or share options. The Remuneration Committee recommends the value of the ordinary shares to be comprised in an award. This value would not exceed 100% of a participant’s annual base salary and would not be pensionable. Awards are made subject to a performance condition recommended by the Remuneration Committee.

At the end of the period to which the performance condition relates, the extent to which the performance condition is satisfied is determined and a participant becomes absolutely entitled to the appropriate number of ordinary shares, if any, or where appropriate, exercises his option over the relevant number of ordinary shares subject to his paying to the Trust or to BHP Billiton Plc the amount of the tax liability, if any, in respect of the award. In certain circumstances, these ordinary shares could be transferred directly to a participant’s family trust.

BHP Billiton Plc Co-investment Plan (“the CIP”)

All full-time employees, including Executive Directors, of the BHP Billiton Plc Group are eligible to participate in the CIP. Invitations to participate are made to selected employees following the approval of the CIP by shareholders. The selected invitees are asked to indicate what proportion of their discretionary annual bonus for the current financial year they wished to invest in the CIP.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The BHP Billiton Plc Remuneration Committee prescribes minimum and maximum limits on the investment that can be made. Within those limits, part of the bonus, on a net or gross of tax basis, as appropriate, that would otherwise have been paid in cash is used to acquire ordinary shares in BHP Billiton Plc. These shares are known as Committed Shares.

The BHP Billiton Plc Remuneration Committee invited all Executive Directors and selected senior employees to participate in the first operation of the CIP for awards made in December 2000. Executive Directors were permitted to invest up to 100% of their after tax annual bonus in the CIP.

Each invitee who had acquired Committed Shares (“Participant”) is also granted an award (a “Matching Award”) over shares in BHP Billiton Plc. Matching Awards would normally be granted during the 42-day period commencing on the day on which BHP Billiton Plc released its results for any financial period. The Matching Award entitles the Participant to acquire a number of shares in BHP Billiton Plc for nil consideration, subject to the satisfaction of performance conditions and, normally, the continuing employment of the Participant. The Matching Award would, in normal circumstances, be exercisable two years from the date of grant in respect of the number of shares that had vested in accordance with the performance conditions. Subsequently, if unexercised prior to that time, it would have been exercisable four years from the date of grant in respect of the number of shares that had vested at that time in accordance with the performance conditions.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors’ and Executive Officers’ Share Interests

The interests of the Directors and Executive Officers who held office at November 30, 2002, in the shares of BHP Billiton Plc and BHP Billiton Limited (shares in BHP Billiton Limited are shown in italics) were:

	Shares(a)(b)	Shares subject to Options(c)	Shares subject to Performance Rights(d)	Shares subject to Restricted Share Scheme(e)	Shares subject to Co-Investment Plan(f)	Shares subject to Group Incentive Scheme(j)
Directors
Mr. B.P. Gilbertson	961,283	—	—	292,576	100,945	366,589
Mr. D.R. Argus	193,495	—	—	—	—	—
Mr. D.C. Brink	39,377	—	—	—	—	—
Mr. M.A. Chaney	12,338	—	—	—	—	—
Mr. D.A. Crawford	22,826	—	—	—	—	—
Mr. C.W. Goodyear(g)	82,604	1,445,570	321,056	—	—	180,154
Mr. C.A. Herkströter	10,642	—	—	—	—	—
Dr. D.A. Jenkins	10,326	—	—	—	—	—
Lord Renwick of Clifton	2,066 6,385	— —	— —	— —	— —	— —
Dr. J.M. Schubert	23,675	—	—	—	—	—

Executive Officers
Mr. P.S. Aiken	133,801	516,275	254,477	—	—	158,118
Mr. J.C. Fast	2,016	413,020	244,618	—	—	115,921
Mr. I.C. Fraser	7,058	—	—	84,182	—	108,424
Mr. R.W. Kirkby(h)	202,124	340,740	197,409	—	—	110,391
Mr. M. Kloppers	—	—	—	84,182	107,206	119,485
Mr. C. Lynch	18,692	—	215,138	—	—	117,117
Mr. B.A. Mills	76,228	567,903	253,382	—	—	141,897
Mr. M.C. Oppenheimer	43,802	20,651	153,133	—	—	103,302
Mr. M. Salamon	977,283	—	—	198,163	107,206	193,706

(a)	Beneficially held in own name, in name of trust, or nominee company or private company at November 30, 2002.

Included in these figures are 77,404 shares held on trust by BHP Employee Plan Pty Ltd for Mr. P.S. Aiken, 18,692 shares held on trust by BHP Employee Plan Pty Ltd for Mr. C. Lynch and 76,228 shares held on trust by BHP Employee Plan Pty Ltd for Mr. B.A. Mills. These shares were issued on November 12, 2001 (plus additional purchase August 8, 2002 to compensate for the BHP Steel Demerger capital reduction) under the Bonus Equity Share Plan and are held in trust and may not be transferred or disposed of for at least a three-year period. While the shares are held in trust, the beneficiary of the shares is entitled to the benefit of the rights to vote and receive dividends, which attach to those shares.

(b)	No director or executive holds in aggregate more than 1% of the issued capital of either BHP Billiton Limited or BHP Billiton Plc.

(c)
Options granted prior to October 27, 2000 constituted a right to acquire 1 ordinary BHP Billiton Limited share. For the period October 28, 2000 to July 4, 2001, each option constituted a right to acquire, after adjustment in the exercise price per share to take account of the spin-off of OneSteel Limited in October 2000, 1 ordinary BHP Billiton Limited shares. Since July 5, 2001, each option constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001, 2.0651 ordinary BHP Billiton Limited shares. The number of shares subject to options in this table has been adjusted to reflect these changes and has been rounded to the nearest whole share.

The exercise prices for the options described below are the contractual amounts set forth in the option grants. On the purchase of a share pursuant to the exercise of an option, the purchaser will be issued with an additional 1.0651 ordinary BHP Billiton Limited shares. Therefore, the effective exercise price per share is equal to the exercise price set forth below divided by 2.0651.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Mr. C. W. Goodyear was issued with 350,000 options under BHP Billiton Limited’s Employee Share Plan on April 23, 1999 (A$14.29 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)) and a further 350,000 on April 3, 2000 (A$15.69 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)). While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option. The options issued April 23, 1999 have vested while the options issued April 3, 2000 are not exercisable before April 3, 2003 and are subject to performance hurdles. These options expire on April 22, 2009 (350,000) and April 2, 2010 (350,000).

Mr. P.S. Aiken was issued with 250,000 options under BHP Billiton Limited’s Employee Share Plan on April 23, 1999 (A$14.29 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)). While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option. These options vested on April 23, 2002 and expire on April 22, 2009.

Mr. J.C. Fast was issued with 200,000 options under BHP Billiton Limited’s Employee Share Plan on December 24, 1999 (A$17.78 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)). While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option. These options vested on April 23, 2002 and expire on April 22, 2009.

Mr. R.W. Kirkby was issued with 200,000 options on April 23, 1999 under BHP Billiton Limited’s Employee Share Plan (A$14.29 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)). While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option. These options vested on April 23, 2002 and expire on April 22, 2009.

Mr. B.A. Mills was issued with 325,000 options under BHP Billiton Limited’s Employee Share Plan as follows: (i) 50,000 options on October 10, 1997 (A$13.90 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)), that vested on October 1, 2000 and expire on October 10, 2002, (ii) 50,000 options on April 15, 1998 (A$13.31 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)), that vested on April 15, 2001 and expire on April 23, 2003, (iii) 75,000 options on April 23, 1999 (A$14.29 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)) that vested on April 23, 2002 and expire on April 22, 2009 and (iv) 150,000 options on December 3, 1999 (A$15.49 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)) that vest on December 3, 2002, subject to meeting performance hurdles, and expire on April 22, 2009. While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option.

Mr. M.C. Oppenheimer was issued with 25,000 options on April 23, 1999 under BHP Billiton Limited’s Employee Share Plan (A$14.29 exercise price (adjusted by $2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)). While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option. These options vested on April 23, 2002 and expire on April 22, 2009.

(d)	The number of bonus shares subject to Performance Rights has been rounded to the nearest whole share to reflect the issuance of bonus shares as described below.

Mr. C.W. Goodyear was issued with 83,333 Performance Rights on November 1, 2000 and 127,400 on November 8, 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003 (83,333) and October 1, 2004 (127,400). For Performance Rights issued on November 1, 2000, each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001, and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. For Performance Rights issued on November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. K.C. Adams was issued with 50,000 Performance Rights on November 1, 2000 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfillment of performance conditions and they are not exercisable before July 1, 2003. Each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001, and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. P.S. Aiken was issued with 55,389 Performance Rights on November 1, 2000 and 123,000 on October 5, 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfillment of performance conditions. They are not exercisable

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

before July 1, 2003 (55,389) and October 1, 2004 (123,000). For Performance Rights issued November 1, 2000 each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001, and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. For Performance Rights issued on October 5, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. J.C. Fast was issued with 43,750 Performance Rights on November 1, 2000, 37,939 on October 5, 2001 and 99,900 on November 8, 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003 (43,750), October 1, 2003 (37,939) and October 1, 2004 (99,900). For Performance Rights issued November 1, 2000 each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. For Performance Rights issued on October 5, 2001 and November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. R.W. Kirkby was issued with 40,500 Performance Rights on November 1, 2000, 23,712 Performance Rights on October 5, 2001 and 76,800 Performance Rights on November 8, 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003, October 1, 2003 and October 1, 2004, respectively. For Performance Rights issued on November 1, 2000, each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001, and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. For Performance Rights issued on October 5, 2001 and November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. C. Lynch was issued with 47,691 Performance Rights on December 18, 2000 and 102,200 on November 8, 2001. 28,000 Performance Rights issued December 18, 2000 and all Performance Rights issued November 8, 2001 are subject to fulfillment of performance conditions while 19,691 Performance Rights issued December 18, 2000 are subject to completion of service conditions. They are not exercisable before July 1, 2003 (47,691) and October 1, 2004 (102,200). For Performance Rights issued December 18, 2000 each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. For Performance Rights issued on November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price

Mr. B.A. Mills was issued with 56,250 Performance Rights on November 1, 2000 and 120,200 Performance Rights on November 8, 2001. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003 (56,250) and October 1, 2004 (120,000). For Performance Rights issued November 1, 2000 each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. For Performance Rights issued on November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. M.C. Oppenheimer was issued with 20,500 Performance Rights on November 1, 2000 and 76,800 Performance Rights on November 8, 2001. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003 and October 1, 2004, respectively. For Performance Rights issued November 1, 2000, each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. For Performance Rights issued on November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

(e)
On November 7, 2001, Mr. B.P. Gilbertson was conditionally awarded 274,914 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. Subject to the performance hurdles being met, the shares will vest unconditionally on October 1, 2004.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

On October 1, 2001, Mr. I.C. Fraser was conditionally awarded 79,100 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. They are not exercisable before October 1, 2004 and are subject to performance hurdles.

On October 1, 2001, Mr. M. Kloppers was conditionally awarded 79,100 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. They are not exercisable before October 1, 2004 and are subject to performance hurdles.

On October 1, 2001, Mr. M. Salamon was conditionally awarded 186,200 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. They are not exercisable before October 1, 2004 and are subject to performance hurdles.

On July 31, 2002, the following bonus shares were conditionally awarded under BHP Billiton Plc’s Restricted Share Scheme at no cost. These bonus shares are included in the number of shares subject to the scheme at August 1, 2002. The bonus shares were allocated at 1 new share for each 15.5648 share options held on July 22, 2002:

Mr. B.P. Gilbertson	17,662
Mr. I.C. Fraser	5,082
Mr. M.J. Kloppers	5,082
Mr. M. Salamon	11,963

The bonus issue was made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the spin-off of BHP Steel.

(f)
On November 12, 2001, Mr. B.P. Gilbertson was awarded 94,851 shares under BHP Billiton Plc’s Co-Investment Plan. Of this award, 71,431 were matching shares and 23,420 were awarded as committed shares. They are not exercisable before October 1, 2003 and are subject to performance hurdles.

On October 1, 2001, Mr. M. Kloppers was awarded 100,734 shares under BHP Billiton Plc’s Co-Investment Plan. Of this award, 75,681 were awarded as matching shares and 24,873 were awarded as committed shares. They are not exercisable before October 1, 2003 and are subject to performance hurdles.

On October 1, 2001, Mr. M. Salamon was awarded 100,734 shares under BHP Billiton Plc’s Co-Investment Plan. Of this award, 75,681 were awarded as matching shares and 24,873 were awarded as committed shares. They are not exercisable before October 1, 2003 and are subject to performance hurdles.

On July 31, 2002, the following bonus shares were conditionally awarded under BHP Billiton Plc’s Co-Investment Plan at no cost. These bonus shares are included in the number of shares subject to the Plan at August 1, 2002. The bonus shares were allocated at 1 new share for each 15.5648 share options held on July 22, 2002:

Mr. B.P. Gilbertson	6,094
Mr. M.J. Kloppers	6,472
Mr. M. Salamon	6,472

The bonus issue was made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the spin-off of BHP Steel.

(g)	At August 1, 2002, Mr. Goodyear held 41,302 American Depositary Receipts (“ADR”). Each ADR represents two ordinary shares.

(h)
Mr. R.W. Kirkby holds 170,000 partly paid shares under the Executive Share Scheme. These are beneficially held, paid to A$1.36, with (i) 50,000 issued on October 4, 1994 at a final call price of A$18.25 (after adjustment for OneSteel and BHP Steel Demerger capital reductions); (ii) 35,000 issued on October 4, 1995 at a final call price of A$16.87 (after adjustment for OneSteel and BHP Steel Demerger capital reductions); (iii) 50,000 issued on October 2, 1996 at a final call price of A$14.86 (after adjustment for OneSteel and BHP Steel Demerger capital reductions); and (iv) 35,000 issued on October 14, 1997 at a final call price of A$14.63 (after adjustment for OneSteel and BHP Steel Demerger capital reductions). 90,534 fully paid ordinary shares have been issued as a result of the bonus issue on July 5, 2001 and are being held in escrow until the final call is made on the 85,000 partly paid shares issued on October 4, 1994 and October 4, 1995. These shares are included in the ‘shares’ column of the ‘Directors and Executive Officers Share Interests’ table. The Executive Share Scheme provided for senior executives to acquire partly paid ordinary shares in BHP Billiton Limited. The last issue under this plan occurred on October 1, 1997. No further issues will be made under this scheme.

(i)
Mr. P.S. Aiken was issued with 158,118 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Global Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Mr. J.C. Fast was issued with 115,921 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Global Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

Mr. I.C. Fraser was issued with 108,424 Performance Shares on November 12, 2002 under BHP Billiton Plc’s Global Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

Mr. R.W. Kirkby was issued with 110,391 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Global Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

Mr. M. Kloppers was issued with 119,485 Performance Shares on November 12, 2002 under BHP Billiton Plc’s Global Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

Mr. C. Lynch was issued with 117,117 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Global Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

Mr. B.A. Mills was issued with 141,897 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Global Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

Mr. M.C. Oppenheimer was issued with 103,302 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Global Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

Mr. M. Salamon was issued with 193,706 Performance Shares on November 12, 2002 under BHP Billiton Plc’s Global Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors’ and Executive Officers’ remuneration

For the year ended June 30, 2002, the aggregate amount of remuneration paid and accrued by the BHP Billiton Group to the Directors and executive officers of the BHP Billiton Group as a group was US$32.716 million.

The aggregate amount set aside or accrued by the BHP Billiton Group during the year ended June 30, 2002 to provide pension and retirement benefits for Directors and executive officers of the BHP Billiton Group as a group was US$2.447 million.

The remuneration in US dollars provided to the Directors and Executive Officers of the BHP Billiton Group for the year ended June 30, 2002 was as follows:

	Salary	Fees	Other benefits(a)	Short-term incentives(b)	Long-term incentives(c)	Pension/ Superannuation accrued benefits(d)	Total	Lump sum super- annuation entitlement(e)
Executive Directors
P.M. Anderson(i)	837,916	—	7,933	3,510,021	—	587,709	4,943,579	—
B.P. Gilbertson(f)	1,157,742	—	249,439	2,337,934	635,642	679,809	5,060,566	—
R.J. McNeilly*	285,308	—	1,740,852	—	—	—	2,026,160	—
C.W. Goodyear	732,829		602,239	968,162	240,190	—	2,543,420	—

Non-Executive Directors
D.R. Argus	—	245,000	—	—	—	16,524	261,524	797,491
D.A. Crawford	—	84,000	—	—	—	4,343	88,343	224,294
J.C. Conde(g)	—	67,500	—	—	—	4,130	71,630	211,834
M.A. Chaney	—	71,000	—	—	—	4,362	75,362	211,834
J.T. Ralph(h)	—	69,000	—	—	—	4,130	73,130	186,912
B.C. Alberts(g)	—	70,000	—	—	—	3,470	73,470	112,147
D.A. Jenkins	—	69,000	—	—	—	1,785	70,785	74,765
J.M. Schubert	—	70,000	—	—	—	4,130	74,130	74,765
J.B. Jackson(h)	—	155,000	—	—	—	—	155,000
B.C. Brink	—	78,500	1,531	—	—	—	80,031	—
C.A. Herkströter	—	69,000	1,531	—	—	—	70,531	—
D.L. Keys(g)	—	69,000	7,969	—	—	—	76,969	—
Lord Renwick of Clifton	—	68,000	—	—	—	—	68,000	—
B.D. Romeril(g)	—	69,000	1,531	—	—	—	70,531	—

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

	Salary	Other benefits(a)	Short-term incentives(b)	Long-term incentives(c)	Pension/ Superannuation contributions and accrued benefits(d)	Total
Officers
M.A. Salamon	868,307	254,007	1,311,143	502,107	493,913	3,429,477
P.S. Aiken	601,012	348,448	746,007	300,422	109,647	2,105,536
B.A. Mills	520,625	294,782	682,500	290,492	107,127	1,895,526
M.L. Kloppers	415,420	237,702	654,287	326,965	229,577	1,863,951
I.C. Fraser	455,861	23,166	706,585	129,353	241,507	1,556,472

*	Retired, effective October 16, 2001.
(a)
This includes allowances and the value of non-cash benefits where appropriate such as health insurance, housing and expatriate assignment costs. The amounts include Fringe Benefits Tax where applicable. Also included are termination payments for Mr. P.M. Anderson and Mr. R.J. McNeilly. Mr. P.M. Anderson was paid an additional sum of US$5,140,601 after the end of the financial year in connection with cessation of his employment. In total, the value of Mr. R.J. McNeilly’s termination payments was US$1,740,852.

(b) (i)
Remuneration includes short-term cash incentives payable to Executive Directors and executive officers based on the achievement of business performance targets and individual performance for the year ended June 30, 2002. In addition, B.A. Mills and P.S. Aiken have elected to participate in BHP Billiton Limited’s Bonus Equity Share Plan to the extent of 50% of their short-term incentives. See note 30 on page F-181 of the “BHP Billiton Limited Annual Report for the year ended 30 June 2001” included in this annual report.

(ii)
Short-term incentives include, for Mr. P.M. Anderson, amounts related to Performance Rights for service and performance during the year ended June 30, 2001 and for Mr. B.P. Gilbertson amounts payable under his employment contracts with BHP Billiton Plc and BHP Billiton Services Jersey Limited, payable in quarterly installments over a four year period from the completion of the merger (subject to continued employment).

(iii)	Non-executive Directors are not entitled to any form of performance-related remuneration.
(c)
Long-term incentives granted during the year ended June 30, 2002 represent amounts related to Performance Rights granted to Executive Directors and executive officers. The value of a Performance Right granted during the year ended June 30, 2002, has been determined by an actuary using modified Block-Scholes option pricing techniques to be A$14.73 (pre-bonus issue).

(d)
This includes BHP Billiton Limited’s contributions to superannuation funds and, in most cases, an imputed notional contribution calculated at the determined actuarial rate. Non-executive directors who are members of the BHP Billiton Limited superannuation fund receive a defined benefit of 8% of their annual directors fee. Non-executive directors of BHP Billiton Plc who were directors of Billiton Plc prior to the DLC merger did not receive any pension entitlements during the year ending June 30, 2002.

(e)	Entitlements are attached to the period of service and are paid on retirement from office. Mr. B. Alberts and Mr. J. Conde were paid on retirement at June 30, 2002.
(f)
Total remuneration paid to Mr. C.W. Goodyear while a director of the company was US$1,285,402. This was made-up of base salary, US$408,618, annual cash bonus, US$562,330 and other benefits of US$314,454.

(g)	Messrs. B.C. Alberts, J.L. Conde, D.L. Keys and B.D. Romeril retired as directors of BHP Billiton Limited and BHP Billiton Plc on June 30, 2002.
(h)	Messrs. J.B. Jackson and J.T. Ralph retired as directors of BHP Billiton Limited and BHP Billiton Plc on November 4, 2002.
(i)	Mr. P.A. Anderson’s executive position was filled by Mr. Brian P. Gilbertson on July 1, 2002. He retired as a director of BHP Billiton Limited and BHP Billiton Plc on November 4, 2002.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

C. Board Practices

Following completion of the DLC structure, while both BHP Billiton Limited and BHP Billiton Plc operate as separate public companies, they also operate as though they are a single unified entity under the control of unified boards and management. This structure means that, most matters need to be considered by the Boards of BHP Billiton Limited and BHP Billiton Plc.

The unified board has implemented a governance framework across the group that meets the highest standards of governance as well as the regulatory requirements in all of the jurisdictions in which the group now operates.

The Boards of BHP Billiton Limited and BHP Billiton Plc

The Boards direct and monitor the operations of the BHP Billiton Limited and BHP Billiton Plc on behalf of shareholders and delegate the responsibility for the actual management of the business to the Chief Executive Officer and Managing Director and his management team.

The Boards currently have 10 members. Of these, 8, including the Chairman and Deputy Chairman, are non-executive Directors. All 8 non-executive Directors are considered by the Board to be independent of management and free from any relationship that could materially interfere with the exercise of their independent judgment.

The Boards work to a rolling calendar and conduct periodic reviews of the business. Open, searching and constructive discussion by Directors is expected and encouraged. The Boards recognize that constructive differences of opinion are a positive influence on debate. All Directors are entitled to independent professional advice on any matter relating to the affairs of the BHP Billiton Limited Group or the BHP Billiton Plc Group.

Board committees

Following completion of the DLC structure, the Boards approved three new committees: Remuneration Committee; Nomination Committee; and Health, Safety and Environment Committee. In the same process, the Audit Committee was renamed the Risk Management and Audit Committee.

Membership of all committees is made up of non-executive Directors, except for the Health, Safety and Environment Committee where membership is extended to include suitably qualified and experienced experts.

The Remuneration Committee supports and advises the Boards on determining executive remuneration policy, determining the remuneration of Executive Directors, reviewing and approving the remuneration of executives reporting directly to the Chief Executive, and reviewing and approving all equity incentive plans.

The Nomination Committee supports and advises the Boards on the assessment of skills required on the Boards to enable the Boards to operate to the highest level of performance, establishes processes for the review of the performance of individual Directors and establishes processes for the identification of suitable candidates for appointment to the Boards. The Committee is required to periodically assess the skills required to competently discharge the Board’s duties, having regard to the strategic direction of the BHP Billiton Group.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Health, Safety and Environment Committee is charged with the responsibility of assessing the health, safety, environmental and community standards applied by the BHP Billiton Group, assessing compliance by the BHP Billiton Group with health and safety and environmental legislation, recommending the adoption of acceptable industry practices, and investigating health and safety and environmental incidents.

The Risk Management and Audit Committee is charged with the responsibility of assisting the Boards in a range of matters including oversight of financial reporting, internal control structures, application of accounting policies, risk management systems and internal and external audit functions. The Committee is responsible for recommending to the Boards the appointment and dismissal of the external auditors, reviewing half-year and annual financial statements, reviewing the external auditors’ summary management report and reviewing the internal audit program.

Non-Board Committees

In addition to the above Board committees, considering that managing financial risk is critical to our business strategy, we have also established a Financial Risk Management Committee to monitor the financial risk management policies of the BHP Billiton Group. The Financial Risk Management Committee reviews financial risks including the BHP Billiton Group’s funding and cash flow at risk, interest rates, foreign currencies, risk, credit, marketing, country and insurance risk management. The Financial Risk Management Committee operates under powers delegated by the Executive Committee and is chaired by our Chief Financial Officer.

Finally, our investment approval processes are managed by the Investment Review Committee. Identification and evaluation of risks associated with investment proposals, and the development of appropriate risk management strategies are key elements of our investment review processes. The Investment Review Committee operates under powers delegated by the Executive Committee and is chaired by our Chief Financial Officer.

D. Employees

At July 31, 2002, we had 37,279 employees. A significant proportion of our employees, approximately 10,100, are employed in our Australian based operations and approximately 18,000 in Southern Africa. Our other operations in North and South America, New Zealand and South East Asia account for the majority of our remaining employees. A major contribution to the reduction in employee numbers is Steel, with the spin-off of the OneSteel business in October 2000 and the legal separation of BHP Steel from BHP Billiton in July 2002.

Our human resources strategy emphasizes a relationship between us and our employees that is based on shared accountability for achieving business and personal success. Our strategy supports the development of a high performance work culture and the values and business principles of our Charter.

Our remuneration system places greater focus on at-risk, performance-based pay for our senior and executive management. At our business units our remuneration system is being translated to apply to employees at other levels in the organization as appropriate. Performance is measured by means of a well-developed performance management system. Our succession planning and talent management processes focus on attracting and retaining current and future world-class talent. Our relationship with labor focuses on win-win relationships and a high performance organization being created by continuous workplace reform in all of our businesses.

The table below provides a breakdown of our employees by category of activity for the past three financial years.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

	At June 30,
Industry	2002	2001	2000
Minerals	34,041	41,032	44,773
Petroleum	1,522	1,681	1,806
Steel(a)	11,403	12,736	21,790
Group and unallocated	1,982	1,756	1,171

Total	48,948	57,205	69,540

(a)
The OneSteel business was spun-off in October 2000. The BHP Steel business was spun-off, effective July 22, 2002. At July 31, 2002, the total number of Steel employees was nil and the total number of employees was 37,279.

The table below provides a breakdown of our employees by geographic location for the past three financial years.

	At June 30,
Geography	2002	2001	2000
Australia	18,356	18,207	26,332
Southern Africa	18,087	18,420	21,139
North America	2,007	2,278	2,285
South America	5,979	11,569	11,606
United Kingdom	751	294	321
Papua New Guinea	—	2,369	2,293
New Zealand	1,330	1,378	2,084
South East Asia	2,067	1,854	1,769
Other countries	371	836	1,711

Total	48,948	57,205	69,540

E. Share Ownership

Share ownership information is presented as part of the renumeration report in Item 6B “Compensation” above.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

BHP Billiton Limited

The following table sets forth, at November 30, 2002, June 30, 2002, 2001 and 2000, the holdings of Directors and executive officers of BHP Billiton Limited, as a group, of BHP Billiton Limited’s voting securities. No person beneficially owned more than 5% of BHP Billiton Limited’s voting securities at November 30, 2002.

BHP Billiton Limited is not directly or indirectly controlled by another corporation or by any government. Other than as described in “DLC Structure”, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

				Percent of Class(a) at
Title of Class	Identity of Person or Group	Number Owned		November 30, 2002	June 30,
					2002	2001	2000
Ordinary Shares	Directors and executive officers as a group	634,140	(b)(c)	0.02%	0.05%	0.03%	0.02%

(a)	Represents percentage of fully-paid shares, adjusted for the bonus issue effective July 5, 2001, unless otherwise stated.
(b)	Excludes shares held non-beneficially and fully paid ordinary bonus shares issued effective July 5, 2001 as a result of partly paid shareholdings.
(c)
Excludes 170,000 partly-paid shares paid to $1.36 (previously $0.01, adjusted as a result of the OneSteel Interim Call in October 2000 and the BHP Steel Demerger Interim Call in July 2002) issued to Executive Directors and executive officers, and remaining partly-paid under BHP Billiton Limited’s Executive Share Scheme. This represents 0.0045% of total paid-up share capital at November 30, 2002.

At November 30, 2002, there were 1,837 registered holders of BHP Billiton Limited’s voting securities in the United States, holding a total of 4,377,742 shares in BHP Billiton Limited or 0.12% of the outstanding shares. In addition, at November 30, 2002, there were 1,124 registered holders of BHP Billiton Limited’s ADRs in the United States, holding a total of 70,834,254 shares in BHP Billiton Limited, or 1.89% of the outstanding shares.

BHP Billiton Plc

The following table sets forth, at November 30, 2002, June 30, 2002, 2001 and 2000, the holdings of each person known to us to be the beneficial owner of more than 3% of BHP Billiton Plc’s voting securities, and the holdings of Directors and executive officers of BHP Billiton Plc, as a group, of BHP Billiton Plc’s voting securities.

BHP Billiton Plc is not directly or indirectly controlled by another corporation or by any government. Other than as described in “DLC Structure”, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Plc’s voting securities.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

				Percent of Class at
Title of Class	Identity of Person or Group	Number Owned		November 30, 2002	June 30,
					2002	2001	2000
Ordinary Shares	Cater Allen International Limited	130,000,000		5.27%	4.33%	N/A	N/A
Ordinary Shares	Old Mutual Plc	94,828,044		3.84%	3.98%	N/A	N/A
Ordinary Shares	Franklin & General Investment Management Ltd	77,368,390	*	3.13%	3.13%	2.98%	2.98%
Ordinary Shares	Legal & General Investment Management Ltd	75,230,880	*	3.05%	3.05%	2.81%	2.71%
Ordinary Shares	Directors and executive officers as a group	2,324,664		0.09%	0.09%	0.04%	0.03%

*	Notifications of the number of shares held received prior to the bonus issue in July 2002 have been amended to reflect the additional bonus shares received.

As a result of the spin-off of BHP Steel, BHP Billiton Limited shareholders acquired one BHP Steel Limited share for every five shares held in BHP Billiton Limited. Holders of ordinary shares in BHP Billiton Plc received a bonus issue of one new BHP Billiton Plc share for each 15.5648 BHP Billiton Plc shares held. Shares were issued on July 22, 2002 to holders of BHP Billiton Plc shares on the register at July 19, 2002 (except for shareholders registered in the South African section of the register, where the bonus shares were issued on July 29, 2002 to holders on the register at July 26, 2002).

At November 30, 2002, there were 47 registered holders of BHP Billiton Plc’s ADRs in the United States, holding a total of 39,372,921 shares in BHP Billiton Plc, or 1.60% of the outstanding shares.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

B. Related Party Transactions

The BHP Billiton Group is a group of more than 500 subsidiaries. The BHP Billiton Group operates around the world. A list of the major entities, together with their place of incorporation and percentage ownership is listed in note 1 to the BHP Billiton Group Annual Financial Statements. Refer “BHP Billiton Group Annual Financial Statements – Notes to financial statements – 1”. Related party transactions are outlined in note 31 to the BHP Billiton Group Annual Financial Statements. Refer “BHP Billiton Group Annual Financial Statements – Notes to the financial statements – 31”.

C. Interests of Experts and Counsel

Not applicable.

FINANCIAL INFORMATION

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements

The BHP Billiton Group, BHP Billiton Limited Group and BHP Billiton Plc Group financial statements are included as Item 18.

Legal Proceedings

We are involved in legal proceedings of a character normally incidental to our business, including claims and pending actions against us seeking damages in large amounts or clarification of legal rights. In many cases, insurance or other indemnification protection afforded to us relates to such claims. Although there can be no assurance in this regard, we do not believe that adverse decisions in any or all pending or threatened proceedings, or any amounts that we may be required to pay by reason thereof, would have a material adverse effect on our financial condition or results of operations.

Magma Copper Company

In June 1996, a former warrant holder of Magma Copper Company initiated a purported class action in the Federal District Court for the District of Arizona against BHP Copper Inc, formerly Magma Copper Company, BHP Billiton Limited, certain former Magma directors and others, challenging the adequacy of disclosure made by Magma in May and June of 1995 when it tendered for certain Magma warrants then outstanding, including the absence of any disclosure concerning the possible acquisition of Magma by BHP Billiton Limited. The BHP Billiton Group considers it has good defenses to the action and is defending it. Shortly after the action was commenced BHP Billiton Limited filed a motion to dismiss. While a ruling was pending on this motion, the plaintiff filed an amended complaint on February 9, 2001. BHP Billiton Limited filed a new motion to dismiss on March 9, 2001. This motion was heard by the court on June 11, 2001. On March 24, 2002, the Court dismissed the plaintiff’s claim for breach of fiduciary duty but denied BHP Billiton’s motion to dismiss in respect of all other claims by the plaintiff. The matter has moved to discovery and exchange of documents. The plaintiff is seeking compensatory damages and costs and such other relief as the court considers just. Magma’s insurers are on notice of the claim.

Ok Tedi Mine

On June 7, 1996, Rex Dagi, Alex Maun and the remaining plaintiffs to Victorian Supreme Court proceedings against BHP Billiton Limited and Ok Tedi Mining Limited entered into a settlement agreement. The principal terms of the agreement included the following:

•
Each of the parties were required to make public announcements in terms agreed among the parties, to commit to the obligations in the public announcements and to support a process to reach agreement with the Lower Ok Tedi village communities.

•
BHP Billiton Limited agreed to commit as soon as practicable to the implementation of any tailings option recommended by the independent enquiry or review to be conducted by the State (the tailings option) provided that BHP Billiton Limited, bona fide, considers that option to be economically and technically feasible.

•
BHP Billiton Limited’s commitment to implement the tailings option is subject to unexpected or unforeseen circumstances which may render the tailings option economically or technically unfeasible; and obtaining all necessary leases and other approvals required from the landowners and the State.

On April 11, 2000, two legal actions were commenced in the Victorian Supreme Court against Ok Tedi Mining Limited and BHP Billiton Limited. Rex Dagi is plaintiff in the first action and Gabia Gagarimabu is plaintiff in the second

FINANCIAL INFORMATION

action on his own behalf and on behalf of the remaining parties to the settlement agreement. Both actions seek specific performance of the settlement agreement and/or an injunction to require the implementation by BHP Billiton Limited and Ok Tedi Mining Limited of a tailings pipeline and storage system and damages. However, the plaintiffs have not identified a tailings retention scheme which could feasibly be implemented. Ok Tedi Mining Limited and BHP Billiton Limited continue to assert that there has been no breach of the settlement agreement and will continue to defend the claims.

Pinal Creek/Miami Wash Area

BHP Copper Inc (‘BHP Copper’) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

On April 2, 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. On September 22, 2000, the court approved settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring program.

A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorizes and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount, but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations’ proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper’s predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties.

BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper.

Bass Strait – Longford

Following the September 25, 1998 explosion and fire at Longford, Victoria, a class action was commenced in the Federal Court of Australia on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following those events. On April 12, 2001, the action was transferred to the Supreme Court of Victoria. The action is against Esso Australia Resources Pty Ltd. Esso has joined the State of Victoria and various entities associated with the state as cross respondents alleging certain failures and contributory negligence on the part of the state entities. In turn, the state entities may join BHP Billiton Petroleum (Bass Strait) Pty Ltd as a further cross respondent, with the effect that if any sums are recovered against the state entities they will seek contribution from BHP Petroleum Bass Strait. The plaintiff’s alleged losses have not been quantified. In addition to BHP Petroleum Bass Strait’s potential liability to the state entities under the cross claims, in certain circumstances Esso, as operator, is entitled to be indemnified by BHP Petroleum Bass Strait as a 50% joint venturer for some categories of legal costs incurred by Esso and payments made in satisfaction of claims.

In turn, BHP Petroleum Bass Strait may have rights against Esso as operator in relation to losses and costs BHP Petroleum Bass Strait has incurred in relation to the incident, including under the cross claim by the State Entities. It is unlikely that these issues will be resolved in the near term.

FINANCIAL INFORMATION

Dividends

The amount of any cash dividend paid by BHP Billiton Limited in respect of each BHP Billiton Limited share will normally be matched by an equivalent cash dividend by BHP Billiton Plc in respect of each BHP Billiton Plc share, and vice versa. If one company has insufficient profits or is otherwise unable to pay the agreed dividend, the other company will, as far as practicable, enter into such transactions as are necessary so as to enable both companies to pay the equivalent quantum of dividends. The matching dividend will be calculated before deduction of any withholding taxes or tax payable by or on behalf of, or any tax benefit arising to, a shareholder.

BHP Billiton Limited’s constitution allows for the issue of an equalization share to a member of the BHP Billiton Plc Group and BHP Billiton Plc’s Articles of Association allows for the issue of an equalization share to a member of the BHP Billiton Limited Group. If issued, distributions may be made on the equalization shares. The amount of any such distribution would be such as the relevant board determines to be necessary, for example, to assist or enable the other company to pay matching dividends on its shares. Whether or not equalization shares are issued, the Boards of Directors retain the flexibility to decide from case to case whether to make contractual payments from one company to the other, or to take any other action considered appropriate by the Boards to ensure the DLC equalization principals are observed. The shareholders of both companies will not have any interest in any equalization shares issued and the equalization shares will carry no voting rights.

BHP Billiton Limited will declare its dividends and other distributions in US dollars but will continue to pay its dividends in Australian dollars or other currencies as its shareholders may elect in cases determined by the BHP Billiton Limited Board. BHP Billiton Plc will continue to declare its dividends and other distributions in US dollars and make payments in pounds sterling to its shareholders registered in the United Kingdom and South African Rand to its shareholders registered in South Africa.

B. Significant Changes

This annual report is current as of the date hereof.

THE OFFER AND LISTING

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth, for the periods indicated, the highest and lowest market quotations for BHP Billiton Limited ordinary shares reported on the Daily Official List of the ASX, and the highest and lowest bid prices for ADSs quoted on the NYSE, adjusted to reflect stock dividends.

		Ordinary Shares(a)(b)		American Depositary Shares(a)(b)
		High	Low	High	Low
		A$	A$	US$	US$
1997-98	First quarter	9.71	8.09	14.53	11.86
	Second quarter	8.39	5.96	12.29	8.57
	Third quarter	7.45	6.09	10.08	8.08
	Fourth quarter	7.80	6.50	10.41	8.05

1998-99	First quarter	7.27	5.83	9.20	6.66
	Second quarter	6.72	5.46	8.45	6.54
	Third quarter	6.27	5.14	7.96	6.27
	Fourth quarter	8.68	5.64	11.56	7.02

1999-2000	First quarter	9.25	7.49	12.14	9.83
	Second quarter	9.00	7.65	11.81	9.66
	Month of December 1999	9.80	8.47	12.86	10.53
	Third quarter	10.66	7.88	13.80	9.08
	Fourth quarter	9.56	8.18	11.56	9.35

2000-2001	First quarter	10.21	8.76	11.26	9.80
	Second quarter	9.62	8.81	10.38	9.05
	Third quarter	10.40	8.87	10.93	9.31
	Fourth quarter	11.37	9.59	11.93	9.31

2001-2002	First quarter	10.98	7.87	11.18	7.93
	Second quarter	10.55	8.70	11.00	8.55
	Third quarter	12.49	10.47	12.95	10.85
	Fourth quarter	11.97	9.98	12.93	11.20

2002-2003	First quarter	10.66	8.27	12.65	8.90

	Ordinary Shares(a)(b)		American Depositary Shares(a)(b)
	High	Low	High	Low
	A$	A$	US$	US$
Month of June 2002	10.92	9.98	12.34	11.20
Month of July 2002	10.66	9.03	12.65	9.74
Month of August 2002	9.66	8.27	10.80	8.90
Month of September 2002	9.51	8.71	10.55	9.37
Month of October 2002	10.05	8.82	11.21	9.60
Month of November 2002	10.12	9.21	11.67	10.36

(a)	Each ADS represents the right to receive two ordinary shares.
(b)
Under the terms of the DLC structure, for each existing BHP Billiton Limited share held on July 5, 2001, the holder was entitled to 1.0651 additional BHP Billiton Limited shares. Accordingly historical share prices have been restated to reflect this change.

THE OFFER AND LISTING

The total market capitalization of BHP Billiton Limited at November 30, 2002 was A$37.8 billion which represented approximately 5.7% of the total market capitalization of all Australian based companies listed on the ASX. The closing price for BHP Billiton Limited ordinary shares on the ASX on such date was A$10.12.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for BHP Billiton Limited’s ordinary shares is the Australian Stock Exchange Ltd. BHP Billiton Limited ordinary shares are also listed on stock exchanges in the United Kingdom (London), Germany (Frankfurt), New Zealand (Wellington), Switzerland (Zurich), and in the form of American Depositary Shares (ADSs) in the United States (New York). ADSs evidenced by American Depositary Receipts (ADRs), for which JPMorgan Chase Bank is the Depositary, have been listed for trading on the New York Stock Exchange, Inc since May 28, 1987. Each ADS represents the right to receive two ordinary shares.

The principal trading market for BHP Billiton Plc’s ordinary shares is the London Stock Exchange Plc. BHP Billiton Plc ordinary shares are also listed on stock exchanges in South Africa (Johannesburg) and France (Paris). BHP Billiton Plc’s ADRs trade on the over-the-counter market, for which JPMorgan Chase Bank is the Depositary. Each ADS represents the right to receive two ordinary shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ADDITIONAL INFORMATION

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Constitution

BHP Billiton Limited is incorporated under the name “BHP Billiton Limited” and is registered in Australia with ABN number 49 004 028 077. BHP Billiton Limited was incorporated on August 13, 1885 under the name of The Broken Hill Proprietary Company Limited.

BHP Billiton Plc is incorporated under the name “BHP Billiton Plc” and is registered in the United Kingdom with Company number 3196209. BHP Billiton Plc was incorporated on May 9, 1996.

The following text summarizes the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc. The Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc are, so far as possible, identical for ease of administration. Where the term ‘BHP Billiton’ is used in this description of the Constitution and Articles of Association, it can be read to mean either BHP Billiton Limited or BHP Billiton Plc.

Directors

The management and control of the business and affairs of BHP Billiton are vested in the Board of Directors, which, in addition to the powers and authorities conferred on them by the Constitution and Articles of Association, may exercise all powers and do everything which is, within the power of BHP Billiton required to be exercised or done by BHP Billiton in general meeting.

Power to Vote Where Materially Interested

A Director may not vote in respect of any contract or arrangement or any other proposal in which he or she has a material personal interest. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is not entitled to vote.

Power to Vote in Relation to Compensation/Remuneration

Subject to the provisions of the Australian Corporations Act 2001 and the United Kingdom Companies Act, a Director is entitled to vote, and be counted in the quorum, in respect of any resolution concerning any of the following matters, namely where the material personal interest:

•	arises because the Director is a shareholder of BHP Billiton and is held in common with the other shareholders of BHP Billiton; or

•	arises in relation to the Director’s remuneration as a Director of BHP Billiton; or

•
relates to a contract BHP Billiton is proposing to enter into that is subject to approval by the shareholders and will not impose any obligation on BHP Billiton if it is not approved by the shareholders; or

•	arises merely because the Director is a guarantor or has given an indemnity or security for all or part of a loan, or proposed loan, to BHP Billiton; or

ADDITIONAL INFORMATION

•	arises merely because the Director has a right of subrogation in relation to a guarantee or indemnity referred to above; or

•
relates to a contract that insures, or would insure, the Director against liabilities the Director incurs as an officer of BHP Billiton, but only if the contract does not make BHP Billiton or a related body corporate the insurer; or

•	relates to any payment by BHP Billiton or a related body corporate in respect of a permitted indemnity, as defined under law, or any contract relating to such an indemnity; or

•	is in a contract, or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the Director is a Director of a related body corporate.

Borrowing Powers

Any Director may lend money to BHP Billiton at interest with or without security, or may, for a commission or profit, guarantee the repayment of any money borrowed by BHP Billiton and underwrite or guarantee the subscription of shares or securities of BHP Billiton or of any corporation in which BHP Billiton may be interested. In terms of actual borrowing power, this allows the Board to entrust to any Director holding any executive office any of the powers exercisable under the constitution or the articles of association.

Retirement of Directors

A person who has attained the age of 70 may by special resolution be appointed or re-appointed as a Director of BHP Billiton to hold office until the conclusion of BHP Billiton’s next annual general meeting. A person who has attained the age of 70 during that person’s tenure as a Director may continue to act as a Director during the period that starts on the day on which they turn 70 and ends at the conclusion of the first annual general meeting of BHP Billiton after that day.

In relation to retirement generally, at every general meeting one third of the Directors, or, if their number is not a multiple of three, then the number nearest to but not less than one-third, must retire from office. The Directors to retire are those longest in office since last being elected. As between Directors who were elected on the same day, the Directors to retire are determined by lot (in default of agreement between them). Further, a Director must retire from office at the conclusion of the third annual general meeting after which the Director was elected or re-elected.

Share Qualification

Each Director is required to hold, within two months of their appointment, and thereafter during the period of office, not less than 1,000 Ordinary Shares in BHP Billiton Limited or in BHP Billiton Plc or the equivalent of that number of shares in the form of BHP Billiton Limited American Depositary Shares.

Rights Attaching to Shares

Dividend Rights

Under law, dividends on shares may only be paid out of profits available for distribution. The Constitution and Articles of Association provide that payment of any dividend may be made in any manner, by any means and in any currency determined by the Board.

All unclaimed dividends may be invested or otherwise used by the Board for the benefit of BHP Billiton until claimed or otherwise disposed of according to law.

ADDITIONAL INFORMATION

Voting Rights

Voting at any general meeting of BHP Billiton Limited shareholders is in the first instance to be conducted by a show of hands unless a poll is demanded by any of the following (except in relation to the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting):

•	the Chairman;

•	any shareholder under the law; or

•	the holder of the BHP Special Voting Share.

In addition, at any general meeting a resolution, other than a procedural resolution, put to the vote of the meeting on which the holder of either the BHP Special Voting Share or the Billiton Special Voting Share is entitled to vote shall be decided on a poll.

On a show of hands, every shareholder present, except the holder of the BHP Special Voting Share, has one vote. Where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys is entitled to vote on a show of hands. On a poll, however, votes may be given either personally or by proxy.

Voting at any general meeting of BHP Billiton Plc is in the first instance to be conducted by a show of hands unless a poll is demanded by any of the following:

•	the Chairman;

•	not less than five members present in person or by proxy and entitled to vote; or

•	a member or members present in person or by proxy and representing not less than 5% of the total voting rights of all the members having the right to vote at the meeting; or

•	the holder of the Billiton Special Voting Share.

In addition, at any general meeting a resolution, other than a procedural resolution, put to the vote of the meeting on which the holder of either the BHP Special Voting Share or the Billiton Special Voting Share is entitled to vote shall be decided on a poll.

On a show of hands, every shareholder present, except the holder of the Billiton Special Voting Share, has one vote. Where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys is entitled to vote on a show of hands. On a poll, however, votes may be given either personally or by proxy.

Rights to Share in BHP Billiton Limited’s Profits

The rights attached to the shares of BHP Billiton Limited, as regards the participation in the profits available for distribution, are as follows:

•
the holders of the preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a preferred right to participate as regards dividends up to but not beyond a specified amount in distribution;

ADDITIONAL INFORMATION

•
subject to the special rights attaching to any preference shares but in priority to any payment of dividends on all other classes of shares, the holder of Equalization Shares shall be entitled to be paid such dividends as are declared; and

•	any surplus remaining after payment of the distributions shall be payable to the holders of BHP Billiton Limited Ordinary Shares and the BHP Special Voting Share in equal amounts per share.

Rights to Share in BHP Billiton Plc’s Profits

The rights attached to the shares of BHP Billiton Plc, as regards the participation in the profits available for distribution, are as follows:

•
the holders of the cumulative Preference Shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to be paid a fixed cumulative preferential dividend (“Preferential Dividend”) at a rate of 5.5% per annum, such dividend to be paid annually in arrears on July 31 in each year or if any such date shall be a Saturday, Sunday or public holiday in England, on the first business day following such date in each year. Payments of Preferential Dividend shall be made to holders on the register at any date selected by the Directors up to 42 days prior to the relevant fixed dividend date;

•
subject to the rights attaching to the cumulative Preference Shares, but in priority to any payment of dividends on all other classes of Shares, the holder of the Billiton Special Voting Share shall be entitled to be paid a fixed dividend of US$0.01 per annum payable annually in arrears on July 31;

•
subject to the rights attaching to the cumulative Preference Shares and the Special Voting Share, but in priority to any payment of dividends on all other classes of Shares, the holder of the Equalization Share shall be entitled to be paid such dividends as the Board may decide to pay thereupon;

•	any surplus remaining after payment of the distributions under the above distributions shall be payable to the holders of the Billiton Ordinary Shares in equal amounts per Billiton Ordinary Share.

Liquidation

On a return of assets on liquidation, the assets of BHP Billiton Limited remaining available for distribution among shareholders, after giving effect to the payment of all prior ranking amounts owed to all creditors, shall be applied in paying to the holders of the BHP Special Voting Share and the Equalization Share an amount of up to $2.00 on each such share, on an equal priority with any amount paid to the holders of BHP Billiton Limited Ordinary Shares, and any surplus remaining shall be applied in making payments solely to the holders of BHP Billiton Limited Ordinary Shares in accordance with their entitlements.

Subject to the payment of prior ranking amounts owed to the creditors of BHP Billiton Plc and prior ranking statutory entitlements, the assets of BHP Billiton Plc to be distributed on a winding-up shall be distributed to the holders of shares in the following order of priority:

•
to the holders of the cumulative Preference Shares, the repayment of a sum equal to the nominal capital paid up or credited as paid up on the cumulative Preference Shares held by them and accrual, if any, of the Preferential dividend whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding up; and

•
to the holders of the BHP Billiton Plc Ordinary Shares and to the holders of the Billiton Special Voting Share and the Equalization Share, the payment out of surplus, if any, remaining after the distribution under the previous

ADDITIONAL INFORMATION

bullet point above of an equal amount for each Billiton Ordinary Share, the Billiton Special Voting Share and the Equalization Share, if issued, subject to a maximum in the case of the Billiton Special Voting Share and the Equalization Share of the nominal capital paid up on such shares.

Redemption

If BHP Billiton Limited at any time proposes to create and issue any preference shares, the preference shares may be issued, on the terms that they are to be redeemed or, at the option of either or both BHP Billiton Limited and the holder, are liable to be redeemed, whether out of share capital, profits or otherwise.

The preference shares confer on the holders the right to convert the preference shares into ordinary shares if and on the basis the Board determines at the time of issue of the preference shares.

The preference shares are to confer on the holders:

•
the right (on redemption and in a winding up) to payment in cash in priority to any other class of shares of (i) the amount paid or agreed to be considered as paid on each of the preference shares; and (ii) the amount, if any, equal to the aggregate of any dividends accrued but unpaid and of any arrears of dividends; and

•	the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend.

There is no equivalent provision in the Articles of Association of BHP Billiton Plc.

Capital Calls

Subject to the terms on which any shares may have been issued, the Boards may make calls on the shareholders in respect of all moneys unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. A call is considered to have been made at the time when the resolution of the Board authorizing the call was passed.

Share Control Limits

The Constitution of BHP Billiton Limited and the Australian Corporations Act provide for limits. For instance, a person must not acquire a relevant interest in BHP Billiton Limited Ordinary Shares if, owing to the transaction, the person’s voting power in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

The Articles of Association of BHP Billiton Plc and the City Code on Takeovers and Mergers provide for limits. A person must not acquire a relevant interest in BHP Billiton Plc Ordinary Shares if, owing to the transaction, the person’s voting power in the company increases from 30% or below to more than 30%, without regard to the Billiton Special Voting Share.

Conditions Governing General Meetings

All provisions relating to general meetings apply to any special meeting of any class of shareholders which may be held. Therefore, the following information relates equally to annual general meetings and extraordinary general meetings.

The Boards, may and shall on requisition in accordance with applicable laws, call a general meeting. No shareholder may convene a general meeting of BHP Billiton except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. Notice of a meeting must be given in the form and manner in

ADDITIONAL INFORMATION

which the Boards think fit. Five shareholders present constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP Billiton Limited may appoint a person as a proxy to attend and vote for the shareholder in accordance with the law.

Limitations on Rights to Own Securities

Neither the Constitution nor the Articles of Association impose any limitations on the rights to own securities. However the Foreign Acquisition and Takeovers Act (1975) imposes a number of conditions which restrict foreign ownership of Australian-based companies.

Matters Affecting Change of Control

Where offers have been made under a proportional takeover bid in respect of shares included in a class of shares in BHP Billiton Limited, the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the bid is prohibited unless and until a resolution to approve the bid is passed in accordance with the provisions of the Constitution. A prescribed resolution is to be voted on at a meeting, convened and conducted by BHP Billiton Limited, of the persons entitled to vote on the resolution. There is no equivalent provision in the Articles of Association of BHP Billiton Plc.

C. Material Contracts

BHP Steel Implementation Deed

BHP Billiton Limited and BHP Steel Limited entered into the BHP Steel Implementation Deed on May 10, 2002 to facilitate the spin-off of BHP Billiton Limited’s flat, coated and building products steel business to its shareholders and retail and institutional investors. Under the deed, BHP Billiton Limited and BHP Steel Limited agreed to take all necessary steps to give effect to the spin-off. Existing BHP Billiton Limited shareholders except ineligible overseas shareholders of BHP Billiton Limited were entitled to one BHP Steel Limited share for every five BHP Billiton Limited shares held. The BHP Steel shares to which existing BHP Billiton Limited shareholders were entitled represented 94% of the total number of BHP Steel Limited shares on issue. The remaining 6% was offered by BHP Billiton Limited under a sale facility. Existing shareholders were entitled to retain the shares to which they were entitled or to sell their shares into the sale facility.

As described under “DLC Structure”, the arrangements establishing BHP Billiton as a DLC require that there be equitable treatment of BHP Billiton Limited shareholders and BHP Billiton Plc shareholders and, in particular, that any distribution which benefits only one set of such shareholders be accompanied by an appropriate adjustment in favour of the other set of shareholders to reflect the value distributed (the matching action). BHP Billiton Plc shareholders were not entitled to receive BHP Steel Limited shares and received an issue of bonus BHP Billiton Plc shares under the matching action.

OneSteel Implementation Deed

BHP Billiton Limited and OneSteel Limited entered into the OneSteel Implementation Deed on August 26, 2000 to facilitate the spin-off of BHP Billiton Limited’s long products steel business to its shareholders. Under the deed, BHP Billiton Limited and OneSteel Limited agreed to take all necessary steps to give effect to the spin-off. The spin-off resulted in eligible shareholders being allocated one share in OneSteel Limited for every four shares in BHP Billiton Limited held by them.

The spin-off was undertaken in October 2000 by way of a capital reduction of A$0.66 for every fully paid BHP Billiton Limited share and approved schemes of arrangement for its ordinary fully paid and partly paid shareholders.

ADDITIONAL INFORMATION

DLC Agreements

DLC Implementation Agreements

The Implementation Agreement sets out the terms under which BHP Limited and Billiton Plc agreed to implement the DLC structure. The agreement was entered into by BHP Limited and Billiton Plc on March 19, 2001. Under the Implementation Agreement, the two parties agreed:

(a)	to take all steps necessary or desirable to implement the DLC transaction;

(b)	to agree the form of the DLC agreements and the DLC-related documents before the date of the posting of information circulars to shareholders of BHP Limited and Billiton Plc;

(c)	to enter into the other DLC agreements;

(d)	to appoint, and procure the resignations of, such persons as are necessary to ensure that the Board of Directors of each company comprises the same persons;

(e)
not to approach to entertain an approach from any third party with a view to a transaction taking place which would prevent, materially delay or materially impair the relevant company’s ability to enter into the DLC transaction; and

(f)	in certain circumstances, to pay liquidated damages of US$100 million to the other company if the DLC transaction does not proceed.

The DLC structure was implemented on June 29, 2001. The DLC Agreements entered into upon completion of the DLC arrangement were as follows:

(a)	the Sharing Agreement;

(b)	the Special Voting Shares Deed;

(c)	the BHP Deed Poll Guarantee; and

(d)	the Billiton Deed Poll Guarantee.

The general terms of each of these agreements are set forth below. The effect of each of the agreements and the manner in which they operate are described in more detail under “DLC Structure” on page [101].

The Sharing Agreement

The Sharing Agreement provides that the relationship between BHP Billiton Limited and BHP Billiton Plc will be underpinned by the DLC structure principles which are as follows:

(a)
BHP Billiton Limited and BHP Billiton Plc must operate as if they were a single unified economic entity, through the Boards of Directors which comprise the same individuals and a unified senior executive management;

(b)
the Directors of BHP Billiton Limited and BHP Billiton Plc shall, in addition to their duties to the company concerned, have regard to the interests of holders of BHP Billiton Limited shares and holders of

ADDITIONAL INFORMATION

BHP Billiton Plc shares as if the two companies were a single unified economic entity and for that purpose the Directors of each company shall take into account in the exercise of their powers the interests of the shareholders of the other; and

(c)
the DLC equalization principles governing the economic rights of one BHP Billiton Limited share to one BHP Billiton Plc share, must be observed. The equalization principles are described in more detail under “Organizational Structure – Equalization of Economic and Voting Rights” on page [102].

Special Voting Shares Deed

The Special Voting Shares Deed has been entered into between BHP, Billiton, BHP Special Voting Company (as holder of the BHP Special Voting Share), Billiton Special Voting Company (as holder of the Billiton Special Voting Share) and the Special Voting Company Owner as legal and beneficial owner of all of the shares of the Special Voting Companies.

The Special Voting Shares Deed regulates the manner in which the BHP Special Voting Company and Billiton Special Voting Company will exercise the votes attaching to the BHP Special Voting Share and the Billiton Special Voting Shares, as described under “DLC Structure” on page [101].

Deed Poll Guarantees

BHP Billiton Limited and BHP Billiton Plc each entered into Deed Poll Guarantees for the purposes of guaranteeing contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after the DLC completion date, plus other obligations notified to the party giving the guarantee. Each Deed Poll Guarantee is substantially in the same form.

D. Exchange Controls

BHP Billiton Plc

At present, there are no United Kingdom foreign exchange controls or other restrictions on the export or import of capital or on the payment of dividends to non-resident holders of BHP Billiton Plc shares or the conduct of BHP Billiton Plc’s operations.

There are no restrictions under BHP Billiton Plc’s Articles of Association or under UK law that limit the right of non resident or foreign owners to hold or vote BHP Billiton Plc’s shares.

BHP Billiton Limited

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by BHP Billiton Limited for the movement of funds in and out of Australia. However, payments to or from (or relating to) Iraq, its agencies or nationals, the government or a public authority of Libya, or certain Libyan undertakings, the authorities in the Federal Republic of Yugoslavia (Serbia and Montenegro) or their agencies, the Taliban (also referred to as the Islamic Emirate of Afghanistan), or the National Union for the Total Independence of Angola (also known as UNITA), its senior officials or the adult members of their immediate families, may not be made without the specific approval of the Reserve Bank of Australia.

Accordingly, at the present time, remittances of any dividends, interest or other payment by BHP Billiton Limited to non-resident holders of BHP Billiton Limited’s securities in the United States are not, subject to the above, restricted by exchange controls or other limitations.

ADDITIONAL INFORMATION

There are no limitations, either under the laws of Australia or under the Constitution of BHP Billiton Limited, to the right of non-residents to hold or vote BHP Billiton Limited ordinary shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975. The Takeovers Act may affect the right of non-Australian residents, including United States residents, to hold ordinary shares held in compliance with its provisions. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition. In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to BHP Billiton Limited. However, there are no other statutory or regulatory provisions of Australian law or Australian Stock Exchange requirements that restrict foreign ownership or control of BHP Billiton Limited.

At June 30, 2002, approximately 39% of BHP Billiton Limited’s fully paid outstanding ordinary shares were held by shareholders outside Australia, hence BHP Billiton Limited and its subsidiaries are considered foreign corporations for the purposes of the Takeover Act. This means that BHP Billiton Limited and its subsidiaries must apply to the Treasurer for prior approval under the Takeovers Act before certain activities are undertaken, including acquisition of shareholdings of 15% or more in an Australian company that is valued at A$50 million or more, acquisitions of Australian businesses where the business is valued at A$50 million or more, or purchase of Australian residential real estate.

E. Taxation

The taxation discussion set forth below describes the material Australian income tax, UK tax and US federal income tax consequences of a US Holder (as hereinafter defined) owning BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. The discussion is based on the Australian, UK and US tax laws currently in effect, as well as on the current double taxation convention between Australia and the United States (the Australian Treaty), the double tax convention between the UK and the United States (the UK Treaty) and the estate tax convention between the UK and the UK (the UK Estate Tax Treaty). For purposes of this discussion, a “US holder” is a beneficial owner of ordinary shares or ADSs that is a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

Australia and the United States signed a protocol on September 27, 2001 amending the Australian Treaty that would, if ratified, become effective no earlier than July 1, 2003.

The UK and the United States signed a new double tax convention (the New UK Treaty) on July 24, 2001. The New UK Treaty is awaiting ratification by both countries. The New UK Treaty would generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the New UK Treaty is ratified. Other provisions of the New UK Treaty would take effect on the first of January next following the date of ratification. If the New Treaty is ratified, the rules of the Treaty would remain in effect until the effective dates described above. However, a US holder would be entitled to elect to have the Treaty apply in its entirety for a period of twelve months after the effective dates of the New Treaty.

Holders of ordinary shares or ADSs should consult their own tax advisors regarding the Australian tax, UK, US federal, state and local tax and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.

ADDITIONAL INFORMATION

Shareholdings in BHP Billiton Limited

Australia Taxation

Dividends

Under the Australian Treaty (and under the protocol amending the Australian Treaty), dividends paid by BHP Billiton Limited to a US resident shareholder of BHP Billiton Limited, including an ADS holder, whose holding is not effectively connected with a permanent establishment in Australia or, in the case of a shareholder who performs independent personal services from a ‘fixed base’ situated therein, is not connected with that ‘fixed base’, may be subject to Australian withholding tax at a rate not exceeding 15% of such gross dividend.

Dividends paid to non-residents of Australia are exempt from withholding tax to the extent to which such dividends are ‘franked’ under Australia’s dividend imputation system or paid out of a foreign dividend account (FDA). Dividends are considered to be ‘franked’ to the extent that they are paid out of post 1986–87 income on which Australian income tax has been levied. The FDA is an accumulation of dividends remitted to Australia by foreign subsidiaries. Any part of a dividend paid to a US resident, which is not ‘franked’ and is not paid out of an FDA, will generally be subject to Australian withholding tax unless a specific exemption applies.

Sale of ordinary shares and ADSs

A US citizen who is a resident of Australia, or a US corporation that is a resident of Australia (by reason of carrying on business in Australia, and being managed or controlled in Australia, or having its voting power controlled by shareholders who are residents of Australia) may be liable for income tax on any profit on disposal of ordinary shares or ADSs, or Australian capital gains tax on the disposal of ordinary shares or ADSs acquired after September 19, 1985.

Under Australian law as currently in effect, no income or other tax is payable on any profit on disposal of ordinary shares or ADSs held by persons not resident in Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax.

The source of any profit on the disposal of ordinary shares or ADSs will depend on the factual circumstances of the actual disposal. Where the ordinary shares or ADSs are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have permanent establishments in Australia, the profit should not have an Australian source. If the profit is sourced in Australia, it will not be taxable in Australia if it represents business profits of an enterprise of the US and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia.

Any gain upon disposal of ordinary shares or ADSs, if held by a person not resident in Australia, may be subject to capital gains tax if the non-resident (together with associates, if any) owns or owned at any time during so much of the period of five years preceding the disposal, 10% or more of the issued shared capital of BHP Billiton Limited (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital) or (in the case of a disposal of ADSs) 10% at least of the ADSs on issue, or the ordinary shares or ADSs have been used by the non-resident in carrying on a trade or business, wholly or partly, at or through a permanent establishment in Australia.

Australian capital gains tax is generally payable upon the profit arising from the sale from assets acquired after September 19, 1985. The profit is calculated as the disposal proceeds less the cost indexed for inflation up to September 30, 1999 for assets held for at least 12 months. However, for non-resident individuals, only 50% of the profit (with no indexation) arising from the sale from assets acquired on or after 11.45am Australian Eastern Standard Time September 21, 1999, is subject to capital gains tax (provided the asset is held for at least 12 months). For assets acquired before September 12, 1999 but sold after September 21 non-resident individuals have the choice of calculating the capital gain as

ADDITIONAL INFORMATION

either 50% of the profit with no indexation, or the disposal proceeds less the cost indexed for inflation up to 30 September 1999. Capital losses are not subject to indexation and can only be offset against capital gains.

United States Taxation

This section describes the material US federal income tax consequences of a US holder of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of BHP Billiton Limited, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the US dollar.

This section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account the earlier assumptions, for US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to US federal income tax.

Dividends

Under the US federal income tax laws, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Limited out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The dividend is ordinary income that the holder must include in income when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that the holder must include in its income will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in the holder’s income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain limitations, Australian tax withheld in accordance with the Australian Treaty and paid over to Australia will be creditable against your US federal income tax liability. To the extent a refund of the tax withheld is available to a US holder under Australian law or under the Australian Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s US federal income tax liability.

Dividends will be income from sources outside the US, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

ADDITIONAL INFORMATION

Sale of Ordinary Shares and ADSs

A US holder that sells or otherwise disposes of ordinary shares or ADSs will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in those ordinary shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Shareholdings in BHP Billiton Plc

UK Taxation

Dividends

Under the UK Treaty (and under the New UK Treaty) no UK tax is required to be withheld at source from dividends paid on ordinary shares or ADSs.

Under the UK Treaty (but not under the New UK Treaty) dividends to US holders carry a tax credit amount equal to 10 per cent of the aggregate of the dividend plus a notional credit amount. The notional credit amount is one-ninth of the dividend. An “eligible US holder” (as defined below) is entitled under the UK Treaty to receive a repayment of the tax credit amount, less a UK withholding tax amount of 15% of the aggregate of the dividend and the notional credit amount. Since the withholding tax amount will exceed the tax credit amount, no repayment of the tax credit amount will be made to a US holder.

An “eligible US holder” is a US holder that (i) is a resident of the US for purposes of the UK Treaty, (ii) does not maintain a permanent establishment or fixed base in the UK to which Ordinary Shares or ADSs are attributable and through which the US holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and (iii) is otherwise eligible for benefits under the UK Treaty with respect to income and gain from Ordinary Shares.

Sale of Ordinary Shares and ADRs

US holders will not be liable for UK tax on capital gains realized on disposal of ordinary shares or ADSs unless:

•	they are resident or ordinarily resident in the UK; or

•
carry on a trade, profession or vocation in the UK through a branch or agency for years in which the disposal occurs and the shares or ADSs have been used, held or acquired for the purposes of such trade (or profession or vocation), branch or agency. In the case of a trade, the term ‘branch’ includes a permanent establishment in this summary.

Individuals resident in the UK for tax purposes on or after March 17, 1998 and who become US holders while so resident, may become subject to UK tax on capital gains if they dispose of shares or ADSs whilst resident for tax purposes in the US but resume UK tax residence within 5 complete UK tax years of the disposition. Under the current double taxation convention US holders are entitled to claim US tax paid on such a disposition as a credit against any corresponding UK tax payable.

For US holders, the position under the New UK Treaty should be the same as that under the UK Treaty.

ADDITIONAL INFORMATION

UK Inheritance Tax

If an individual who, under the UK Estate Tax Treaty, is a US holder and is domiciled in the US and not domiciled in the UK, the individual will not be subject to UK inheritance tax on the disposal of the ordinary shares or ADSs by way of gift or upon the individual’s death. The exception to this is where the ordinary shares or ADSs are part of the business property of a UK permanent establishment of the individual US holder, or pertain to a UK fixed base of an individual who performs independent personal services.

In all other cases, UK inheritance tax may apply to the gift of the ordinary shares or ADSs or the individual’s death. The UK Estate Tax Treaty provides a credit mechanism where an individual is subject both to UK inheritance tax and to US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax

Stamp duty reserve tax is generally payable on the transfer of ordinary shares to the Depository or its nominee, where those shares are for inclusion in the ADSs. The current rate of stamp duty reserve tax is 1.5% on the purchase price or market value of the transferred shares.

Transfer of the ADSs will not give rise to stamp duty if the instrument of transfer is not executed in the UK and remains outside the UK.

Transfers of ordinary shares or ADSs to persons other than the Depository or its nominee will give rise to stamp duty or stamp duty reserve tax at the time of transfer. The relevant rate will is currently 0.5% of the amount payable for the shares. The purchaser normally pays the stamp duty or stamp duty reserve tax.

US Taxation

This section describes the material US federal income tax consequences of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of BHP Billiton Plc, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the US dollar.

This section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account the earlier assumptions, for US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to US federal income tax.

Dividends

Under the US federal income tax laws, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). In addition, an eligible US holder that elects on Internal Revenue Service Form 8833 (Treaty-Based Return Position Disclosure) to be treated, with respect to the receipt of any such dividend, as having received the tax credit amount and as having paid the withholding tax amount (an “electing US holder”), would include the tax credit amount (not reduced by the withholding tax amount) in this gross amount even though the holder did not in fact receive it.

ADDITIONAL INFORMATION

For calculation of the applicable tax credit amount and withholding tax amount, please refer to “Shareholdings in BHP Billiton Plc – UK Taxation – Dividends” above. US holders should consult their own tax advisors regarding the procedure for, and tax consequences in their particular circumstances of, making such an election. This election would not be available under the New UK Treaty. The dividend income of a US holder is ordinary income that the holder must include in income when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that the holder must include in its income will be the US dollar value of the dividends actually received (plus, in the case of an electing US holder, the dividends deemed received) in pounds sterling, determined at the spot pounds sterling/US dollar rate on the date the dividend distribution is includible in the holder’s income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain limitations, in the case of an electing US holder, the UK tax deemed withheld in accordance with the UK Treaty and paid over to the UK will be creditable against the holder’s US federal income tax liability. Dividends will be income from sources outside the US, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Under the New UK Treaty that, if ratified, would replace the Treaty, US holders would not be entitled to receive the tax credit amount and accordingly there would be no imposition of UK withholding tax and no associated US foreign tax credit.

Sale of ordinary shares and ADSs

A US holder that sells or otherwise disposes of ordinary shares or ADSs will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in those ordinary shares or ADSs. Capital gain of a non corporate US holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

BHP Billiton Limited files, and following the date of this annual report BHP Billiton Plc will file, annual and special reports and other information with the SEC. You may read and copy any document that either BHP Billiton Limited or BHP Billiton Plc files at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or access the SEC website (www.sec.gov) for further information. American depositary shares representing ordinary shares of BHP Billiton Limited are listed on the New York Stock

ADDITIONAL INFORMATION

Exchange, and its ordinary shares are listed on the Australian Stock Exchange. The ordinary shares of BHP Billiton Plc are admitted to the Official List of the Financial Services Authority in its capacity as competent authority under the Financial Services Act 1986, referred to as the UK Listing Authority, and the London Stock Exchange Plc for trading on the London Stock Exchange’s market for listed securities. You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the New York Stock Exchange and the Australian Stock Exchange, and about BHP Billiton Plc that it has filed pursuant to the rules of the UK Listing Authority, at those exchanges or authority.

I. Subsidiary Information

A list of the major BHP Billiton entities, together with their place of incorporation and percentage ownership is listed in Note 1 to the BHP Billiton Group Annual Financial Statements. Furthermore, a list of the BHP Billiton Limited and BHP Billiton Plc subsidiaries is provided under exhibit [8.1] of this annual report.

J. Enforcement of Civil Liabilities

BHP Billiton Plc is a public limited company incorporated under the laws of England and Wales. BHP Billiton Limited is a corporation organized under the laws of the State of Victoria, Australia. Substantially all the directors and officers of these companies, and some of the experts named in this document, reside outside the United States, principally in Australia. A substantial portion of the assets of these companies, and the assets of the directors, officers and experts, is located outside the United States. Therefore, you may not be able to effect service of process within the United States upon these companies or persons so that you may enforce judgments of United States courts against them based on the civil liability provisions of the United States federal securities laws. In addition, there are doubts as to the ability of an investor to bring an original action in an Australian or UK court to enforce liabilities against us or any person based on US federal securities laws.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Relevant market risk information is provided in Item 5A “Operating Results” above. You should also refer to the “BHP Billiton Group Annual Financial Statements – Note 30” for details of the BHP Billiton Group’s hedge transactions and interest rate and cross currency swaps outstanding at June 30, 2002.

ITEM 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Not applicable.

B. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the 90-day period prior to the filing of this annual report.

ITEM 16. [RESERVED]

Reserved for future use by the SEC.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable, as Item 18 complied with.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are included as the “F” pages to this annual report.

ITEM 19. EXHIBITS

Exhibit 1 – Constitution

1.1	Constitution of BHP Billiton Limited.*

1.2	Articles of Association of BHP Billiton Plc.*

Exhibit 4 – Material Contracts

4.1
DLC Merger Implementation Deed, dated March 19, 2001, between BHP Limited and Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.2
DLC Structure Sharing Agreement, dated June 29, 2001, between BHP Limited and Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.3
SVC Special Voting Shares Deed, dated June 29, 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.4
SVC Special Voting Shares Amendment Deed, dated August 13, 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.5
Deed Poll Guarantee, dated June 29, 2001, of BHP Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.6
Deed Poll Guarantee, dated June 29, 2001, of Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.7
Implementation Deed, dated August 26, 2000, between The Broken Hill Proprietary Company Limited and OneSteel Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.8
Terms of Employment, dated November 2, 1998, between The Broken Hill Proprietary Company Limited and Paul M. Anderson (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

*	Document attached as an exhibit hereto.

4.9
Letter agreement and terms of employment, dated November 17, 1998, between R. J. McNeilly and The Broken Hill Proprietary Company Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.10
Service Agreement, dated June 29, 2001 between Brian P. Gilbertson and Billiton Services Jersey Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.11
Service Agreement, dated June 29, 2001, between Brian P. Gilbertson and Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.12
Service Agreement, dated June 29, 2001, between Brian P. Gilbertson and BHP Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.13
Service Agreement, dated July 12, 2001, between Brian P. Gilbertson and Billiton International Services Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).

4.14	Contract of Employment dated March 23, 1999 between The Broken Hill Proprietary Company Limited and Charles W. Goodyear.*

4.15	Secondment Agreement dated December 21, 2001 between BHP Billiton Limited, Charles W. Goodyear and Billiton International Services Limited.*

4.16	Secondment Agreement dated December 21, 2001 between BHP Billiton Limited, Charles W. Goodyear and BHP Billiton Plc*

4.17	Implementation Deed dated May 10, 2002 between BHP Billiton Limited and BHP Steel Limited*

4.18	Services Agreement, dated November 4, 1998, between Ian Fraser and Billiton Plc, as amended by a letter dated June 11, 2002, to Ian Fraser from Brian Gilbertson.*

4.19	Employment letter, dated December 12, 2001, to Brad A. Mills from Mike Salamon regarding the terms and conditions of employment of Brad Mills as President, Base Metals.*

Exhibit 8 – List of Subsidiaries

8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc.*

Exhibit 99 – Other

99.1	Letter from BHP Billiton Limited to the US Securities and Exchange Commission concerning Arthur Andersen.*

*	Document attached as an exhibit hereto.

Index to consolidated financial statements

BHP Billiton Group
Annual Financial Statements for the Three years ended 30 June 2002 (excluding the Consolidated Balance Sheet for the year ended 30 June 2000)

Report of Independent Accountants	F-2
Consolidated Profit and Loss Account	F-6
Consolidated Statement of Total Recognized Gains and Losses	F-8
Consolidated Balance Sheet	F-9
Consolidated Statement of Cash Flows	F-10
Dual Listed Companies Structure and Basis of Preparation of Financial Statements	F-12
Accounting Policies	F-14
Notes to Financial Statements	F-22

BHP Billiton Limited Group
Annual Financial Statements for the Three years ended 30 June 2001 (excluding the Statement of Financial Position for the year ended 31 May 1999)

Independent Audit Report	F-145
Statement of Financial Performance	F-147
Statement of Financial Position	F-148
Statement of Cash Flows	F-149
Notes to Financial Statements	F-150

BHP Billiton Plc Group
Annual Financial Statements for the Three years ended 28 June 2001, 30 June 2000 and 30 June 1999

Independent Auditors’ Report	F-257
Consolidated Profit and Loss Account	F-259
Consolidated Statement of Total Recognized Gains and Losses	F-260
Consolidated Statement of Cash Flows	F-261
Notes to the Financial Statements	F-262

BHP Billiton Group

Annual Financial Statements

30 June 2002

Report of Independent Accountants

To the Members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheet of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of June 30, 2002 and the related consolidated statements of profit and loss, total recognised gains and losses and of cash flows for the year ended June 30, 2002. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in the accounting policies, the Group changed its method of accounting for foreign exchange gains and losses on site restoration provisions.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group at June 30, 2002, and the results of its operations and its cash flows for the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the financial position of BHP Billiton Group at June 30, 2002, and the results of its operations and its cash flows for the year ended June 30, 2002 to the extent summarised in Note 35—US Generally Accepted Accounting Principles (as restated—refer note 35(Y))—to the consolidated financial statements.

/s/ KPMG Audit Plc	/s/ KPMG
KPMG Audit Plc	KPMG
London	Melbourne
October 24, 2002	October 24, 2002

/s/ PricewaterhouseCoopers	/s/ PricewaterhouseCoopers
PricewaterhouseCoopers	PricewaterhouseCoopers
London	Melbourne
October 24, 2002	October 24, 2002

Report of Independent Accountants

To the Members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group as of June 30, 2001 and 2000 and the related consolidated statements of profit and loss, total recognised gains and losses and cash flows for each of the two years in the period ended June 30, 2001. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of BHP Billiton Limited, which statements reflect total assets of A$29,187 million and A$29,344 million as of June 30, 2001 and June 30, 2000, respectively, and total revenues of A$22,479 million and A$21,924 million for each of the two years in the period ended June 30, 2001, which financial statements were prepared in accordance with Australian generally accepted accounting principles. Those statements were audited by other auditors who have ceased operations, whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for BHP Billiton Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of BHP Billiton Limited to generally accepted accounting principles in the United Kingdom) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BHP Billiton Group at June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United Kingdom.

As stated in the accounting policies, on June 29, 2001 BHP Billiton Limited entered into a business combination with BHP Billiton Plc. The accompanying financial statements give retroactive effect to the merger of BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries (together “the BHP Billiton Group”).

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America (“U.S. GAAP”) would have affected the financial position of BHP Billiton Group at June 30, 2001 and 2000, and the results of its operations for each of the two years in the period ended June 30, 2001 to the extent summarised in Note 35 to the consolidated financial statements. As discussed in note 35(T), the BHP Billiton Group changed its method of accounting for the costs associated with completion of the spin-off of OneSteel Limited and restated the U.S. GAAP information for 2001. The report of the other auditors, who have ceased operations, also includes an explanatory paragraph on this matter.

/s/    PricewaterhouseCoopers
PricewaterhouseCoopers
London
September 3, 2001 (except Note 35 as to which the date is March 22, 2002)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Independent Audit Report

To the members of BHP Billiton Limited:

Scope

We have audited the financial report of BHP Billiton Limited for the year ended 30 June 2001 and 30 June 2000 as set out on pages F-147 to F-255. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at 30 June 2001 and 30 June 2000 or from time to time during the financial years. The company’s Directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian and United States auditing standards, to provide reasonable assurance whether the financial report is free of material misstatement.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of BHP Billiton Limited is in accordance with:

(a) the Corporations Act (2001), including:

(i) giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2001 and 30 June 2000 and of their performance for the years ended on those dates; and

(ii) complying with Accounting Standards and the Corporations Regulations (2001); and

(b) other mandatory professional reporting requirements.

Reconciliation to United States Accounting Principles

Accounting practices used by BHP Billiton Limited in preparing the financial report conform with accounting principles generally accepted in Australia but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net profit and total equity to accounting principles generally accepted in the United States is set forth in note 50. As explained in Note 50, the company has given retroactive effect to the change in accounting for spin-off costs incurred in the spin-off of subsidiary companies.

/s/    Arthur Andersen
Arthur Andersen—Chartered Accountants

/s/    G A Hounsell
G A Hounsell—Partner

Dated at Melbourne this 3rd day of September 2001 (except with respect to the change in accounting for spin-off costs, as to which the date is the 22nd day of March 2002).

This audit report is a copy of the previously issued Arthur Andersen independent audit report and has not been reissued by Arthur Andersen

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Annual Financial Statements

Consolidated Profit and Loss Account
Consolidated Statement of Total Recognised Gains and Losses
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Dual Listed Companies Structure and Basis of Preparation of Financial Statements
Accounting Policies

Notes to Financial Statements

Note 1. Principal Subsidiaries, Joint Venture, Associates and Joint Arrangements
Note 2. Exceptional Items
Note 3. Discontinued Operations
Note 4. Analysis by Business Segment
Note 5. Analysis by Geographical Segment
Note 6. Reconciliation of Net Operating Assets
Note 7. Net Operating Costs
Note 8. Net Interest and Similar Items (Payable)/Receivable
Note 9. Employees
Note 10. Taxation
Note 11. Dividends
Note 12. Earnings Per Share
Note 13. Intangible Fixed Assets
Note 14. Tangible Fixed Assets
Note 15. Fixed Asset Investments
Note 16. Stocks
Note 17. Debtors
Note 18. Current Asset Investments
Note 19. Creditors—Amounts Falling Due Within One Year
Note 20. Creditors—Amounts Falling Due After More Than One Year
Note 21. Provisions For Liabilities and Charges
Note 22. Called Up Share Capital and Contributed Equity
Note 23. Employee Share Ownership Plans
Note 24. Reserves
Note 25. Reconciliation of Movements in Shareholders’ Funds
Note 26. Significant Acquisitions and Disposals
Note 27. Commitments
Note 28. Pensions and Post-Retirement Medical Benefits
Note 29. Analysis of Movements in Net Debt
Note 30. Financial Instruments
Note 31. Related Parties
Note 32. Contingent Liabilities
Note 33. BHP Billiton Plc (Unconsolidated Parent Company)
Note 34. Remuneration
Note 35. US Generally Accepted Accounting Principles Disclosures
Note 36. Supplementary Oil and Gas Information (Unaudited)

These financial statements incorporate disclosure requirements under both UK and US generally accepted accounting principles.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account
for the years ended 30 June

		2002			2001			2000
	Notes	Excluding exceptional items US$M	Exceptional items (note 2) US$M	Including exceptional items US$M	Excluding exceptional items S$M	Exceptional items (note 2) US$M	Including exceptional items US$M	Excluding exceptional items US$M	Exceptional items (note 2) US$M	Including exceptional items US$M
Turnover (including share of joint ventures and associates)	4, 5	17,778	—	17,778	19,079	—	19,079	18,402	—	18,402
less Share of joint ventures’ and associates’ turnover included above	4, 5	(1,872)	—	(1,872)	(1,290)	—	(1,290)	(987)	—	(987)

Group turnover	4, 5	15,906	—	15,906	17,789	—	17,789	17,415	—	17,415

Continuing operations		13,562	—	13,562	14,771	—	14,771	12,744	—	12,744
Discontinued operations	3	2,344	—	2,344	3,018	—	3,018	4,671	—	4,671

Net operating costs (a)	7	(13,192)	(111)	(13,303)	(14,551)	(60)	(14,611)	(14,777)	(695)	(15,472)

Group operating profit/(loss)		2,714	(111)	2,603	3,238	(60)	3,178	2,638	(695)	1,943

Continuing operations		2,655	(111)	2,544	3,005	(38)	2,967	2,274	(695)	1,579
Discontinued operations	3	59	—	59	233	(22)	211	364	—	364

Share of operating profit/(loss) of joint ventures and associates (b)		340		340	281	(634)	(353)	239	—	239

Operating profit/(loss) (including share of profit of joint ventures and associates)		3,054	(111)	2,943	3,519	(694)	2,825	2,877	(695)	2,182

Continuing operations		2,984	(111)	2,873	3,284	(672)	2,612	2,485	(695)	1,790
Discontinued operations	3	70	—	70	235	(22)	213	392	—	392

Income from other fixed asset investments
Continuing operations		37	—	37	28	—	28	17	—	17
Discontinued operations	3	1	—	1	4	—	4	3	—	3
Profit on sale of fixed assets
Continuing operations		13	—	13	71	128	199	123	—	123
Discontinued operations	3	15	—	15	1	—	1	1	—	1
Profit/(loss) on sale of subsidiaries
Continuing operations		68	—	68	4	—	4	6	131	137
Discontinued operations	3	—	—	—	—	—	—	—	(135)	(135)
Loss on termination of operations
Continuing operations (c)		—	(101)	(101)	—	(430)	(430)	—	—	—
Costs of fundamental reorganisation
Continuing operations		—	—	—	—	—	—	—	(43)	(43)
Discontinued operations	3	—	—	—	—	—	—	—	(18)	(18)
Merger transaction costs
Continuing operations		—	—	—	—	(92)	(92)	—	—	—
Net interest and similar items payable
Group	8	(212)	—	(212)	(407)	(6)	(413)	(446)	—	(446)
Joint ventures and associates	8	(37)	—	(37)	(63)	—	(63)	(43)	—	(43)

Profit before taxation	4, 5	2,939	(212)	2,727	3,157	(1,094)	2,063	2,538	(760)	1,778
Taxation	10	(958)	(32)	(990)	(943)	132	(811)	(774)	523	(251)

Profit after taxation		1,981	(244)	1,737	2,214	(962)	1,252	1,764	(237)	1,527
Equity minority interests		(47)	—	(47)	(25)	302	277	(21)	—	(21)

Profit for the financial year (attributable profit)		1,934	(244)	1,690	2,189	(660)	1,529	1,743	(237)	1,506

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account continued
for the years ended 30 June

		2002			2001			2000
	Notes	Excluding exceptional items US$M	Exceptional items (note 2) US$M	Including exceptional items US$M	Excluding exceptional items US$M	Exceptional items (note 2) US$M	Including exceptional items US$M	Excluding exceptional items US$M	Exceptional items (note 2) US$M	Including exceptional items US$M
Profit for the financial year (attributable profit)		1,934	(244)	1,690	2,189	(660)	1,529	1,743	(237)	1,506
Dividends to shareholders	11	(784)	—	(784)	(754)	—	(754)	(788)	—	(788)

Retained profit for the financial year	24	1,150	(244)	906	1,435	(660)	775	955	(237)	718

Earnings per ordinary share (basic) (US cents) (e)	12	32.1	(4.1)	28.0	36.8	(11.1)	25.7	30.4	(4.1)	26.3
Earnings per ordinary share (diluted) (US cents) (e)	12	32.1	(4.1)	28.0	36.6	(11.0)	25.6	30.4	(4.1)	26.3

Dividend per ordinary share	11
BHP Billiton Plc (US cents)				13.00			12.00			11.25
BHP Billiton Limited (US cents)				13.00
BHP Billiton Limited (Australian cents) (d)							24.70			24.70

(a)	In the year ended 30 June 2000, the exceptional operating costs relate to the impairment of HBI Western Australia.
(b)	In the year ended 30 June 2001, the exceptional share of operating losses of joint ventures and associates includes the impairment of HBI Venezuela (US$520 million).
(c)	In the year ended 30 June 2001, the exceptional loss on termination of operations relates to the Ok Tedi copper mine.
(d)
The BHP Billiton Limited dividends for the years ended 30 June 2001 and 2000 were declared in Australian cents. The amounts shown above are adjusted for the BHP Billiton Limited bonus issue effective 29 June 2001.

(e)
Whilst the presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer to note 2 for details of exceptional items excluded and to note 12 for details of the calculations.

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Total Recognised Gains and Losses
for the years ended 30 June

	Group			Joint ventures and associates (a)			Total
	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M
Attributable profit for the financial year	1,465	1,964	1,367	225	(435)	139	1,690	1,529	1,506
Exchange gains and losses on foreign currency net investments (b)	25	(712)	(469)	—	(51)	(33)	25	(763)	(502)

Total recognised gains/(losses) for the year	1,490	1,252	898	225	(486)	106	1,715	766	1,004

(a)	Included in joint ventures’ and associates’ attributable profit is a profit of US$26 million (2001: US$12 million; 2000: US$nil) relating to associated companies.
(b)
Exchange gains and losses on foreign currency net investments include net exchange gains/(losses) on foreign currency borrowings, which hedge overseas investments, of US$10 million (2001: US$(90) million; 2000: US$(95) million) and associated tax expense/(benefit) of US$3 million (2001: US$(40) million; 2000: US$(40) million).

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Balance Sheet
at 30 June

	Notes	2002 US$M	2001 US$M
Fixed assets
Intangible assets
Goodwill	13	42	95
Negative goodwill	13	(33)	(36)

		9	59
Tangible assets	14	20,179	19,231
Investments
Joint ventures—share of gross assets		2,902	2,816
Joint ventures—share of gross liabilities		(1,434)	(1,805)

	15	1,468	1,011

Associates	15	85	58
Loans to joint ventures and associates and other investments	15	987	911

		22,728	21,270

Current assets
Stocks	16	1,457	1,675
Debtors
Amounts due within one year	17	2,554	2,547
Amounts due after one year	17	1,197	1,036

	17	3,751	3,583

Investments	18	117	215
Cash including money market deposits	29	1,499	1,285

		6,824	6,758
Creditors—amounts falling due within one year	19	(6,229)	(5,235)

Net current assets		595	1,523

Total assets less current liabilities		23,323	22,793
Creditors—amounts falling due after more than one year	20	(5,987)	(7,054)
Provisions for liabilities and charges	21	(4,654)	(4,019)

Net assets		12,682	11,720
Equity minority interests		(326)	(380)

Attributable net assets		12,356	11,340

Capital and reserves
Called up share capital—BHP Billiton Plc (nominal value US$0.50 each; 3,000,000,000 authorised; 680,852,115 unissued)	22	1,160	1,160
Share premium account	24	592	592
Contributed equity—BHP Billiton Limited	22	3,143	3,039
Profit and loss account	24	7,461	6,549

Equity shareholders’ funds	25	12,356	11,340

Commitments, Contingent Liabilities	27, 32

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows
for the years ended 30 June

	2002 US$M	2001 US$M	2000 US$M
Net cash inflow from Group operating activities (a)	4,641	4,805	4,444

Dividends received from joint ventures and associates	149	154	127

Interest paid	(496)	(587)	(699)
Dividends paid on redeemable preference shares	(35)	(69)	(47)
Interest received	156	132	95
Other dividends received	38	39	23
Dividends paid to minorities	(20)	(50)	(34)

Net cash outflow from returns on investments and servicing of finance	(357)	(535)	(662)

Taxes paid	(606)	(587)	(532)
Refund of taxes paid	91	—	—

Taxation	(515)	(587)	(532)

Available cash flow	3,918	3,837	3,377

Purchases of tangible fixed assets	(2,481)	(3,038)	(1,483)
Exploration expenditure	(390)	(341)	(261)
Disposals of tangible fixed assets	200	339	482
Purchase of investments and funding of joint ventures	(182)	(677)	(282)
Sale of investments and repayments by joint ventures	232	82	165

Net cash outflow from capital expenditure and financial investment	(2,621)	(3,635)	(1,379)

Investment in subsidiaries	(45)	(1,567)	(8)
Sale of subsidiaries	190	372	483
Net cash acquired with subsidiary	—	117	—
Cash transferred on disposal	(45)	(61)	(25)
Investment in joint ventures	(208)	(482)	—
Disposal of joint venture	70	193	8

Net cash (outflow)/inflow for acquisitions and disposals	(38)	(1,428)	458

Equity dividends paid	(811)	(751)	(361)

Net cash flow before management of liquid resources and financing	448	(1,977)	2,095

Net cash inflow/(outflow) from management of liquid resources	157	242	(252)

Redeemable preference shares	(423)	(425)	(484)
Finance lease obligations	(28)	(4)	(35)
Debt due within one year—repayment of loans	(1,344)	(668)	(416)
Debt due within one year—drawdowns	1,657	849	396
Debt due after one year—repayment of loans	(2,722)	(998)	(2,473)
Debt due after one year—drawdowns	2,318	2,072	1,363

Net cash (outflow)/inflow from debt and finance leases	(542)	826	(1,649)
Share repurchase scheme—BHP Billiton Plc	—	194	(2)
Share buy-back scheme—BHP Billiton Limited	(19)	—	—
Issue of shares	104	743	134

Net cash (outflow)/inflow from financing	(457)	1,763	(1,517)

Increase in cash in the year	148	28	326

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows continued
for the years ended 30 June

	Notes	2002 US$M	2001 US$M	2000 US$M
Reconciliation of net cash flow to movement in net debt
Increase in cash in the year		148	28	326
Cash flow from debt and finance leases		542	(826)	1,649
Cash flow from management of liquid resources		(157)	(242)	252

Decrease/(increase) in net debt arising from cash flows		533	(1,040)	2,227
Increase in debt from acquisition and disposal of subsidiaries	29	—	(665)	—
Other non-cash movements	29	—	—	7
(Increase)/decrease in debt from exchange adjustments	29	(34)	476	489

Decrease/(increase) in net debt		499	(1,229)	2,723
Net debt at beginning of year	29	(7,321)	(6,092)	(8,815)

Net debt at end of year	29	(6,822)	(7,321)	(6,092)

(a) Net cash inflow from Group operating activities
		2002 US$M	2001 US$M	2000 US$M
Operating profit		2,603	3,178	1,943
Proceeds from gas sales contract renegotiation		—	—	146
Merger transaction costs		—	(92)	—
Payments relating to HBI Venezuela guarantee		—	(310)	—
Depreciation and amortisation		1,727	1,672	1,748
Impairment of assets		119	34	695
Employee share awards		28	46	10
Net exploration charge		243	250	216
Loss on sale of fixed assets		—	21	2
(Increase)/decrease in stocks		(11)	41	111
(Increase) in debtors		(346)	(141)	(16)
Increase/(decrease) in creditors		292	115	(144)
(Decrease)/increase in provisions		(49)	28	(278)
Other movements		35	(37)	11

Net cash inflow from Group operating activities		4,641	4,805	4,444

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Dual Listed Companies Structure and Basis of Preparation of Financial Statements

Merger terms

On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) and BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:

•	The shareholders of BHP Billiton Plc and BHP Billiton Limited have a common economic interest in both groups;

•
The shareholders of BHP Billiton Plc and BHP Billiton Limited take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two companies effectively vote on a joint basis;

•	BHP Billiton Plc and BHP Billiton Limited have a common Board of Directors, a unified management structure and joint objectives;

•	Dividends and capital distributions made by the two companies are equalised; and

•
BHP Billiton Plc and BHP Billiton Limited each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.

If either BHP Billiton Plc or BHP Billiton Limited proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Plc or BHP Billiton Limited will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Plc or BHP Billiton Limited, any change of ownership of any existing shares or securities of BHP Billiton Plc or BHP Billiton Limited, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Plc and one share in BHP Billiton Limited were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.

Treatment of the DLC merger for accounting purposes

Under UK generally accepted accounting principles (GAAP), the DLC merger is treated as a business combination because a single economic entity has been formed, even though BHP Billiton Plc and BHP Billiton Limited remain separate legal entities. The consolidated financial statements of BHP Billiton Plc therefore include those of BHP Billiton Limited and its subsidiary companies in accordance with the requirements of s227(5) of the Companies Act 1985.

The DLC merger is accounted for using the merger method of accounting in accordance with UK accounting standards. The nature of the DLC merger has resulted in the inclusion of amounts attributable to the shareholders of both BHP Billiton Plc and BHP Billiton Limited in capital and reserves on the balance sheet, and in attributable profit.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Dual Listed Companies Structure and Basis of Preparation of
Financial Statements continued

The substance of the DLC merger of BHP Billiton Plc and BHP Billiton Limited required that merger accounting was applied in accounting for the combination. This is because:

•	No party has ever been portrayed as either the acquirer or the acquired, either by its own Board or management during the process;

•	All the parties to the combination clearly participated, on a consensual basis, in establishing the management structure of and key positions in the combined entity;

•	Neither party dominates the other and this has been borne out in practice since the merger;

•	Consideration was wholly equity shares in the BHP Billiton Group; and

•	Neither set of shareholders retained an interest in the future performance of only part of the combined Group.

Subsequent events continue to bear this out:

•	The initiation and continuation of the combined ‘BHP Billiton’ name, logo and trademarks as the approved nomenclature of the merged Group;

•
The creation of a new Customer Sector Group segment structure within the BHP Billiton Group reflecting a new approach to management of customer-based groupings of assets, which reflects neither the previous approach of the BHP Billiton Plc Group or the BHP Billiton Limited Group;

•	Continuing Board rationalisation reflecting the equivalence of importance of each party to the merger; and

•	No wholesale sale of assets from either side of the business with those assets combined at the time of the merger continuing to be the assets that underpin the BHP Billiton Group presently.

At the date of the merger, the interests of the shareholders of BHP Billiton Plc and BHP Billiton Limited in the BHP Billiton Group was 38.6 per cent and 61.4 per cent respectively. Whilst this might indicate that BHP Billiton Limited would dominate the BHP Billiton Group, BHP Billiton rebuts the UK GAAP presumption of dominance on the grounds that the initial composition of the Board and the formally constituted Committees of the Board indicated that BHP Billiton Plc had a greater degree of influence than its proportion of voting rights would demand, and the Nominations Committee (which comprises two legacy BHP Billiton Limited Directors and two legacy BHP Billiton Plc Directors) effectively blocks the ability of the legacy BHP Billiton Limited Directors to alter the balance of legacy BHP Billiton Limited and BHP Billiton Plc Directors on the Board of the merged Group at the expense of BHP Billiton Plc.

The Board is of the view that there has clearly been no dominance (or attempts to exert a dominant influence) in practice since the announcement of the merger. Actions since the merger continue to support the view that the substance of the transaction was that of a merger.

BHP Billiton Limited’s plans for the business now referred to as BHP Steel were part of a strategy for its entire steel business. This had prior to the DLC merger included the spin-out of another part of the steel business, this was OneSteel (in October 2000), and the closure of a major steel works in Australia (in September 1999). BHP Billiton, in making the announcement about its plans for the demerger, did not make this a condition of merger nor was it a related arrangement. The shareholders of BHP Billiton Limited and BHP Billiton Plc were not asked to vote on the BHP Steel demerger at the time of the votes on the DLC merger. This demerger transaction was some way off at the time of merger and was conditional on shareholder votes by both BHP Billiton Limited and BHP Billiton Plc shareholders and the approval by the courts in Australia.

The demerger resulted in the shareholders of both BHP Billiton Plc and BHP Billiton Limited receiving their share of the value of BHP Steel upon demerger (albeit that the shareholders of BHP Billiton Plc received this in the form of a greater share of the remaining BHP Billiton Group and BHP Billiton Limited shareholders received it in the form of shares in BHP Steel). Both shareholder groups enjoyed the economic benefits of ownership of BHP Steel from the consummation of the merger to the date of demerger.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies

Basis of accounting

The financial statements have been prepared under the historical cost convention (except as discussed under tangible fixed assets below) and in accordance with applicable UK accounting standards and the United Kingdom Companies Act 1985, except as described in the accounting policies note on foreign currencies and in note 25 which explains the accounting treatment of the cost of purchasing BHP Billiton Plc’s own shares. The financial statements reflect the results and financial position of BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control generally exists where the parent owns a majority of voting rights in the subsidiary. Where the BHP Billiton Group’s interest is less than 100 per cent, the share attributable to outside shareholders is reflected in minority interests. The accounting policies have been applied consistently in the preparation of the financial statements with those applied in the prior two years except for:

(a) Application of new accounting standards

The BHP Billiton Group has adopted the transitional provisions of FRS 17 ‘Retirement Benefits’. In accordance with the transitional arrangements under FRS 17 full implementation is only required for accounting periods ending after 22 June 2003 (although the UK Accounting Standards Board has announced a proposal to delay full implementation). For the current year only additional disclosures are required.

(b) Change in accounting policy

With effect from 1 July 2001, the BHP Billiton Group has changed its accounting policy regarding the treatment of foreign exchange gains or losses on local currency site restoration provisions held in the accounts of entities using US dollar functional currencies. Under the previous policy, the foreign exchange gains and losses on site restoration provisions were recognised in the profit and loss account. Under the revised policy, such foreign exchange gains and losses are treated as part of the revision to the estimated future restoration cost and are included in the cost of tangible fixed assets. The revised policy has been adopted as it better matches the ultimate cost of site restoration charged in the profit and loss account to the profit earned. The impact in the year ended 30 June 2002 has been the capitalisation to tangible fixed assets of foreign exchange losses of US$40 million. The application of the revised policy to prior periods does not have a material impact on the comparative profit and loss account or balance sheet and no prior period adjustments have been made.

A reconciliation of the major differences between the financial statements prepared under UK generally accepted accounting principles (GAAP) and those applicable under US GAAP is included in note 35.

Currency of presentation

All amounts are expressed in US dollars unless otherwise stated.

Acquisitions, disposals and goodwill

On the acquisition of a business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. On the acquisition of a minority interest in a subsidiary undertaking, attributable fair values are recognised in relation to the relevant proportion of the identifiable separable assets and liabilities of the subsidiary undertaking.

Mineral and petroleum reserves and resources, which can be reliably valued, are recognised in the assessment of fair values on acquisition. Other potential reserves and resources and mineral rights, for which, in the Directors’ opinion, values cannot reliably be determined, are not recognised. Accordingly, goodwill arising on acquisition may include amounts in respect of these items.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

Where the fair value of the consideration paid exceeds the fair value of the separable assets and liabilities acquired, the difference is treated as purchased goodwill and any excess of the fair value of the separable assets and liabilities acquired over the fair value of the consideration given is treated as negative goodwill. Goodwill arising on acquisitions since 1 July 1998 is capitalised and amortised over its estimated useful economic life. Currently, useful economic lives range between 17 and 20 years. Negative goodwill arising on acquisitions since 1 July 1998 is capitalised and released to the profit and loss account in proportion to the realisation of the non-monetary assets acquired. Goodwill and negative goodwill arising on acquisitions prior to 1 July 1998 remain set off against reserves.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised.

Joint ventures

A joint venture is an entity in which the BHP Billiton Group holds a long-term interest and which is jointly controlled by the BHP Billiton Group and one or more other venturers. Decisions regarding the financial and operating policies essential to the activities, economic performance and financial position of that venture require the consent of each of the venturers that together jointly control the entity. A formal agreement between these venturers is not necessary to create joint control provided that in practice each relevant venturer’s consent is required for strategic decisions.

The results of joint ventures are accounted for using the gross equity method of accounting. Under the gross equity method, the cost of the investment in the venture is adjusted by BHP Billiton Group’s proportionate share of the results of operations of the venture.

Joint arrangements

The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities where all significant matters of operating and financial policy are determined by the participants such that the entity itself has no significant independence to pursue its own commercial strategy. These contractual arrangements do not create an entity, such as a joint venture, due to the fact that the policies are those of the participants, not a separate entity carrying on a trade or business of its own.

The financial statements of the BHP Billiton Group include its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the BHP Billiton Group’s interest in the joint arrangement.

Foreign currencies

The BHP Billiton Group’s reporting currency is US dollars as this is the dominant currency in which BHP Billiton Group companies operate. For consistency of presentation purposes, the BHP Billiton Limited Group has adopted US dollars as its reporting currency with effect from 1 July 2001.

Transactions denominated in foreign currencies (currencies other than the functional currency of the entity) are recorded using the exchange rate ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on retranslation are included in the consolidated profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration which are capitalised in tangible fixed assets.

Profit and loss accounts of subsidiaries and joint ventures which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than material exceptional items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint ventures, together with differences between their profit and loss accounts translated at average and closing rates, are shown as a movement in reserves and in the consolidated statement of total recognised gains and losses. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related and realised taxation effects, are also shown as a movement in reserves and in the consolidated statement of total recognised gains and losses.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

The inclusion in the profit and loss account of exchange gains and losses on unsettled transactions is required by accounting standards in order to give a true and fair view of the BHP Billiton Group’s results. Compliance with accounting standards overrides the requirement of the Companies Act that only profits realised at the balance sheet date be included in the profit and loss account. The effect is disclosed in note 8.

Turnover

Turnover from the sale of goods is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of title, risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured.

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date which is the date the commodity is delivered to the shipping agent. Revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamonds), title passes and revenue is recognised when the goods have been delivered.

In cases where the terms of the executed sales agreement allows for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition as revenue of a portion of the sales price is deferred at the time of shipment until a final adjustment is determined. Historically these adjustments have been insignificant.

Exploration, evaluation and development expenditure

In respect of minerals, exploration and evaluation expenditure is charged to the profit and loss account as incurred except in respect of cost centres where:

•	It is expected that the expenditure will be recouped by future exploitation or sale; or

•
Substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised.

In respect of petroleum, exploration expenditure is accounted for in accordance with the successful efforts method on an area of interest basis. Exploration licence acquisition costs pertaining to new unexplored areas are expensed as incurred, except in the case of established exploration areas which are amortised over the term of the licence. Expenditure on general seismic data and other costs not directly related to a specific area of interest are expensed in the year in which they are incurred. All exploration expenditure is charged against the profit and loss account except, where the expenditure relates to an area of interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at balance date, exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves. Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off. When proved reserves of oil and natural gas are determined and development is sanctioned and completed, the relevant expenditure is amortised on the units of production method.

Deferred overburden removal costs

Stripping ratios are a function of the quantity of ore mined compared with the quantity of overburden, or waste, required to be removed to mine the ore. Deferral of costs to the balance sheet is made, where appropriate, when actual stripping ratios vary from average stripping ratios. Deferral of costs to the balance sheet is not made where ore is expected to be evenly distributed.

Costs, which have previously been deferred to the balance sheet (deferred overburden removal costs), are included in the profit and loss account on a unit of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

As it is not possible to separately identify cash inflows relating to deferred overburden removal costs, such assets are grouped with other assets of an income generating unit for the purposes of undertaking impairment assessments, where necessary, based on future cash flows for the income generating unit as a whole.

Research expenditure

Expenditure for research is included in the profit and loss account as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of expected benefit.

Net interest cost

Net interest cost is generally expensed as incurred except where it relates to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalised up to the date when the asset is ready for its intended use. The amount of interest capitalised for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Tangible fixed assets

Valuation

Fixed assets are generally included in the financial statements at historical cost. Prior to the adoption of FRS 15 ‘Tangible fixed assets’, certain fixed assets had been included in the financial statements at revalued amounts. With effect from 1 July 1998, such valuations were frozen and effectively treated as the cost of the fixed asset and no further revaluations made.

Fixed assets are assessed to ensure carrying values do not exceed estimated recoverable amounts.

The carrying value of each income generating unit is reviewed bi-annually to evaluate whether the carrying amount is recoverable. Assets may be reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based upon the amount by which the asset carrying amount exceeds the higher of net realisable value and value in use. Value in use is generally determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. For the current year, the rates applied were between 12.9 per cent and 15.0 per cent. Future cash flows are estimated based on production and sales plans, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

Mineral rights

Mineral rights acquired by the BHP Billiton Group are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated over the production life of the asset.

Mineral leases

The BHP Billiton Group’s minerals leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

Depreciation, depletion and amortisation

The book value of tangible fixed assets (including the original capital expenditure and any subsequent replacement expenditure) is depreciated over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major fixed assets are depreciated as follows:

Buildings	25-50 years straight line

Land	Not depreciated

Plant and machinery	Economic useful life (4 to 30 years)

Other mining assets	Over the life of the proven and probable reserves

Petroleum interests	Over the life of the proved developed oil and gas reserves

Leasehold land and buildings	On a straight-line basis over the life of the lease up to a maximum of 50 years

Vehicles	Economic useful life (3 to 5 years)

Computer systems	Up to 8 years

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves of each project as applicable.

Other tangible fixed assets

The cost of other tangible fixed assets includes financing and other appropriate direct and indirect costs incurred on major capital projects from the commencement of construction until the start of commercial production.

Leases

Assets held under leases which result in the BHP Billiton Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised as tangible fixed assets at the estimated present value of underlying lease payments.

The corresponding finance lease obligation is included within creditors due within or after more than one year. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Rentals paid on operating leases are charged to the profit and loss account on a straight-line basis over the lease term. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Other investments

Fixed asset investments, other than joint ventures and associates, are stated individually at cost less provisions for impairments.

Current asset investments are valued at the lower of cost and net realisable value. In determining net realisable values, market values are used in the case of listed investments and Directors’ estimates are used in the case of unlisted investments.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost is derived on an absorption-costing basis. Cost comprises cost of production, including attributable mining and manufacturing overheads.

Deferred taxation

Corporation tax

Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date, except as follows:

•
Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute all past earnings exists;

•
Deferred tax is not recognised on the difference between book values and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

•	Deferred tax assets are recognised only where it is more likely than not that they will be recovered.

Resource rent taxes and royalties

Resource rent taxes and royalties are charges to operating profit; full provision is made for all timing differences which have arisen but not reversed at the balance sheet date except that carried forward resource rent tax benefits are recognised only to the extent that it is more likely than not that they will be recovered.

Provision for employee benefits

Provision is made in the accounts for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Group’s share of debtors and creditors, including obligations for funding shortfalls, have been recognised.

Pension costs and other post-retirement benefits

The BHP Billiton Group operates or participates in a number of pension schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards. For schemes of the defined-contribution type or those operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the BHP Billiton Group’s employees, the pension charge is calculated on the basis of contributions payable. For defined benefit schemes, the cost of providing pensions is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice.

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying pensioners. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes, there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice. For other funded schemes the charge to the profit and loss account is calculated on the basis of premiums payable.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

Decommissioning, site restoration and environmental provisions

BHP Billiton Group companies are generally required to restore mine, oil and gas facilities and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group’s environmental policies. The expected cost of any approved decommissioning or restoration program, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group’s interpretation of environmental and regulatory requirements and its own environmental policies where these are more onerous. The cost is capitalised where it gives rise to future benefits. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision for the expected cost is included with interest and similar items. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of oil and chemical spills, seepage or other contingent events gives rise to a loss which is probable and reliably estimable.

The cost of ongoing programs to prevent and control pollution and to rehabilitate the environment is charged to the profit and loss account as incurred.

Employee share awards

The estimated cost of awards made by the BHP Billiton Group is charged to profit over the period to the date of expected vesting or the performance period, as appropriate. Where shares are bought on market to satisfy the delivery of shares on vesting, the cost of these share investments is included within other fixed asset investments less amounts charged to profit relating to those shares. The estimated cost of awards is the market value of shares awarded (in the case of Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at date of grant, measured at the date of the granting of the award), adjusted to reflect the impact of performance conditions, where applicable.

Financial instruments

The BHP Billiton Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments to hedge these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be taken to the profit and loss account whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) deferred and included in the measurement of the anticipated transaction when it occurs; or

(b) taken to the profit and loss account where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in debtors and are deferred and included in the settlement of the underlying transaction.

When undertaking strategic financial transactions, all gains and losses are taken to the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are taken to the profit and loss account at the inception of the contract.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

Exchange rates

The following exchange rates have been applied in these financial statements.

	2002 Average	2001 Average	2000 Average	As at 30 June 2002	As at 30 June 2001
Versus US dollar
South African rand	10.03	7.16	6.34	10.25	8.08
Australian dollar	1.91	1.87	1.59	1.77	1.98
Brazilian real	2.50	2.01	1.83	2.82	2.30
Chilean peso	672	577	523	698	632
Colombian peso	2,487	2,233	1,957	2,399	2,297
Canadian dollar	1.56	1.52	1.48	1.50	1.52

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements

NOTE 1. PRINCIPAL SUBSIDIARIES, JOINT VENTURE, ASSOCIATES AND JOINT ARRANGEMENTS

Subsidiary undertakings

The principal subsidiary undertakings of BHP Billiton Plc and BHP Billiton Limited, none of which are held directly by BHP Billiton Plc are as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	30 June 2002%	30 June 2001%
Beswick Pty Ltd	Australia	Investment	100	100
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Iron Ore Pty Ltd	Australia	Management company and iron ore marketing	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Investments (Jersey) Ltd	Jersey	Holding company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore mining, silver mining	100	100
BHP Billiton Petroleum (Angola 21) Inc	Canada	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (NWS) Pty Ltd	Australia	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum Great Britain Ltd	United Kingdom	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons exploration	100	100
BHP Billiton SA Ltd	South Africa	Holding and service company	100	100
BHP Billiton Services Jersey Ltd	Jersey	Service company	100	100
BHP Billiton Shared Business Services Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	99.95	99.95
BHP Billiton Transport and Logistics Pty Ltd	Australia	Transport services	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Development Finance Pty Ltd	Australia	Finance	100	100
BHP Holdings (USA) Inc	US	Holding company	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Nominees Pty Ltd	Australia	Holding company	100	100

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 1. PRINCIPAL SUBSIDIARIES, JOINT VENTURE, ASSOCIATES AND JOINT ARRANGEMENTS continued

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	30 June 2002%	30 June 2001%
BHP Operations Inc	US	Finance	75	75
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbon exploration	100	100
BHP Queensland Coal Ltd	US	Coal mining	100	100
BHP Resources Inc	US	Holding company	100	100
BHP Steel (AIS) Pty Ltd (b)	Australia	Iron and steel production and coal mining	100	100
BHP Steel Investments Inc (b)	US	Steel production	100	100
BHP Steel Ltd (b)	Australia	Rollforming and coating of sheet steel	100	100
BHP Steel Malaysia Sdn Bhd (b)	Malaysia	Steel coating	60	60
BHP Steel Thailand Ltd (b)	Thailand	Steel coating	87.5	87.5
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium South Africa Ltd	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Development BV	Netherlands	Exploration	100	100
Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	89.36
Endeavour Coal Pty Ltd	Australia	Coal mining	100	—
Groote Eylandt Mining Co Pty Limited	Australia	Manganese mining	60	60
Hamilton Brothers Petroleum Corporation	US	Hydrocarbons exploration, development and production	100	100
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Coal Corporation Limited	South Africa	Coal mining	100	100
NAMDInc	US	Holding company and metals distribution	100	100
Ok Tedi Mining Ltd	Papua New Guinea	Copper mining	—	52
PT Arutmin Indonesia Pty Ltd	Indonesia	Coal mining	—	80
PT BHP Steel Indonesia (b)	Indonesia	Steel coating	74	74
QNI Pty Ltd	Australia	Nickel refining	100	100
QNI Resources Pty Ltd	Australia	Holding company	100	100
QNI Metals Pty Ltd	Australia	Holding company	100	100
Rio Algom Limited	Canada	Holding company	100	100
Samancor Limited	South Africa	Chrome and manganese mining and production	60	60
Samancor AG	Switzerland	Marketing	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60
Tasman Steel Holdings Limited (b)	New Zealand	Iron and steel production	100	100

The list above only includes those companies which principally affect the profit or net assets of the BHP Billiton Group.

(a)
BHP Billiton Finance (USA) Ltd is 100% owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Limited’s debt securities.

(b)	Attributable to discontinued operations. Refer note 3.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 1. PRINCIPAL SUBSIDIARIES, JOINT VENTURE, ASSOCIATES AND JOINT ARRANGEMENTS continued

Joint ventures

The principal joint ventures of the BHP Billiton Group are as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	30 June 2002%	30 June 2001%
Minera Antamina SA	Peru	Copper and zinc mining	34	34
Carbones del Cerrejon SA	Colombia	Coal mining	33	33
Cerrejon Zona Norte SA	Colombia	Coal mining	33	17
Columbus Joint Venture (a)	South Africa	Stainless steel production	—	20
Highland Valley Copper	Canada	Copper mining	34	34
North Star BHP Steel (b)	US	Steel manufacturing—flat products	50	50
Orinoco Iron C.A.	Venezuela	HBI production	50	50
Richards Bay Minerals (c)	South Africa	Titanium dioxide and mineral sands	50	50
Samarco Mineracao SA	Brazil	Iron ore mining	50	50
South Blackwater	Australia	Coal mining	50	—
Integris Metals (refer note 26)	US	Metals distribution	50	—

(a)
During the year the assets of the Columbus Joint Venture were transferred to Columbus Stainless Pty Limited. The Group’s effective interest in this business was reduced to 7.2 per cent and is now accounted for as a fixed asset investment.

(b)	Attributable to discontinued operations. Refer note 3.
(c)	Richards Bay Minerals comprises two legal entities as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	30 June 2002%	30 June 2001%
Tisand (Pty) Limited	South Africa	Mineral sands mining	51	51
Richards Bay Iron and Titanium (Pty) Limited	South Africa	Titanium dioxide, zircon and rutile	49	49

In accordance with the shareholder agreement between the BHP Billiton Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.

Associates

The principal associates of the BHP Billiton Group are as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	30 June 2002%	30 June 2001%
Minera Alumbrera Limited	Argentina	Copper and gold mining	25	25

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 1. PRINCIPAL SUBSIDIARIES, JOINT VENTURE, ASSOCIATES AND JOINT ARRANGEMENTS continued

Proportionally included joint arrangements

The principal joint arrangements in which the BHP Billiton Group has an interest and which are proportionally included in the financial statements are as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	30 June 2002%	30 June 2001%
Bass Strait	Australia	Hydrocarbons production and exploration	50	50
Laminaria	Australia	Hydrocarbons production and exploration	25-33	25-33
Griffin	Australia	Hydrocarbons production and exploration	45	45
North West Shelf	Australia	Hydrocarbons production and exploration	8-17	8-17
Bruce	United Kingdom	Hydrocarbons production and exploration	16	16
Keith	United Kingdom	Hydrocarbons production and exploration	32	32
Liverpool Bay	United Kingdom	Hydrocarbons production and exploration	46	46
Typhoon	US	Hydrocarbons production	50	50
West Cameron 76	US	Hydrocarbons exploration	34	34-78
Gulf of Mexico	US	Hydrocarbons exploration	5-100	5-100
Mamore	Bolivia	Hydrocarbons production	50	50
Ohanet	Algeria	Hydrocarbons development	45	45
ROD Integrated Development (a)	Algeria	Hydrocarbons development	38.75	45
Boukhechba	Algeria	Hydrocarbons exploration	50	50
Zamzama	Pakistan	Hydrocarbons exploration and development	38.5	48
Mt Newman	Australia	Iron ore mining	85	85
Mt Goldsworthy	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Ekati™	Canada	Diamond mining	80	77
Escondida	Chile	Copper mining	57.5	57.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Alumar	Brazil	—Alumina refining	36	36
		—Aluminium smelting	46	46
Billiton Suriname	Suriname	—Bauxite mining	76	76
		—Alumina refining	45	45
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Mozal	Mozambique	Aluminium smelting	47	47
Middelburg Mine	South Africa	Coal mining	83	83
Douglas Colliery	South Africa	Coal mining	83	83
Richards Bay Coal Terminal	South Africa	Coal exporting	37	40
Rietspruit Mine	South Africa	Coal mining	50	50
Wallarah Colliery	Australia	Coal mining	—	80

(a)	Previously shown as Blocks 401a/402a.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 2. EXCEPTIONAL ITEMS
	Gross 2002 US$M	Tax 2002 US$M	Net 2002 US$M
Exceptional items by category
Termination of operations
Write-down in carrying values of assets
Base Metals
South West Copper assets (a)	(171)	—	(171)
Reductions in provisions
Base Metals
South West Copper closure provisions (a)	70	—	70

	(101)	—	(101)

Exceptional taxation items
Group and unallocated items
Change in UK tax rate on petroleum operations (b)		(56)	(56)

		(56)	(56)

Other exceptional items
Suspension of operations
Base Metals
Charges associated with suspension of Tintaya sulphide operations (c)	(31)	9	(22)

	(31)	9	(22)

Merger related restructuring costs
Aluminium	(4)	—	(4)
Base Metals	(13)	1	(12)
Carbon Steel Materials	(6)	1	(5)
Stainless Steel Materials	(3)	—	(3)
Energy Coal	(5)	1	(4)
Diamonds and Specialty Products	(6)	2	(4)
Petroleum	(4)	1	(3)
Group and unallocated items	(39)	9	(30)

	(80)	15	(65)

Total by category	(212)	(32)	(244)

Exceptional items by Customer Sector Group
Aluminium	(4)	—	(4)
Base Metals	(145)	10	(135)
Carbon Steel Materials	(6)	1	(5)
Stainless Steel Materials	(3)	—	(3)
Energy Coal	(5)	1	(4)
Diamonds and Specialty Products	(6)	2	(4)
Petroleum	(4)	1	(3)
Group and unallocated items	(39)	(47)	(86)

Total by Customer Sector Group	(212)	(32)	(244)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 2. EXCEPTIONAL ITEMS continued

	Gross 2001 US$M	Tax 2001 US$M	Net 2001 US$M
Exceptional items by category
Sale of fixed assets
Carbon Steel Materials
Equalisation of Queensland Coal interests (d)	128	—	128

	128	—	128

Termination of operations
Group and unallocated items
Ok Tedi copper mine (e)	(430)	14	(416)

	(430)	14	(416)

Merger transaction costs
Group and unallocated items	(92)	—	(92)

	(92)	—	(92)

Exceptional taxation items
Group and unallocated items
Income tax audit (f)		(33)	(33)

		(33)	(33)

Other exceptional items
Restructuring costs and provisions
Steel (g)	(22)	7	(15)
Merger related restructuring costs
Base Metals	(7)	2	(5)
Diamonds and Specialty Products	(7)	1	(6)
Group and unallocated items	(22)	6	(16)
Net interest	(6)	—	(6)

	(64)	16	(48)

Write-down in carrying values of assets and provisions
Group and unallocated items
HBI Venezuela (h)	(520)	110	(410)
Energy Coal
Lakes Mines	(26)	6	(20)
Stainless Steel Materials
Columbus JV	(114)	30	(84)

	(660)	146	(514)

Sale of expansion rights
Aluminium
Mozal II (i)	61	(21)	40

	61	(21)	40

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 2. EXCEPTIONAL ITEMS continued
	Gross 2001 US$M	Tax 2001 US$M	Net 2001 US$M
Exceptional items by category continued
Employee share awards accelerated by merger
Aluminium	(8)	2	(6)
Base Metals	(1)	—	(1)
Carbon Steel Materials	(2)	2	—
Stainless Steel Materials	(9)	1	(8)
Energy Coal	(8)	2	(6)
Diamonds and Specialty Products	(6)	2	(4)
Group and unallocated items	(3)	1	(2)

	(37)	10	(27)

Total by category	(1,094)	132	(962)

Exceptional items by Customer Sector Group
Aluminium	53	(19)	34
Base Metals	(8)	2	(6)
Carbon Steel Materials	126	2	128
Stainless Steel Materials	(123)	31	(92)
Energy Coal	(34)	8	(26)
Diamonds and Specialty Products	(13)	3	(10)
Steel	(22)	7	(15)
Group and unallocated items	(1,067)	98	(969)
Net interest	(6)	—	(6)

Total by Customer Sector Group	(1,094)	132	(962)

	Gross 2000 US$M	Tax 2000 US$M	Net 2000 US$M
Exceptional items by category
Sale of subsidiaries
Steel
US West Coast Steel businesses (g)	(135)	2	(133)
Petroleum
PNG assets and Bolivia-Brazil pipeline	93	(1)	92
Group and unallocated items
BHP IT	38	—	38

	(4)	1	(3)

Costs of fundamental reorganisation (j)
Petroleum	(12)	4	(8)
Steel (g)	(18)	7	(11)
Group and unallocated items	(31)	10	(21)

	(61)	21	(40)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 2. EXCEPTIONAL ITEMS continued

	Gross 2000 US$M	Tax 2000 US$M	Net 2000 US$M
Exceptional items by category continued
Exceptional taxation items
Group and unallocated items
Restatement of deferred tax balances on rate change		107	107
Tax benefit on finalisation of funding arrangements		184	184

		291	291

Other exceptional items
Asset write-offs and provisions
Carbon Steel Materials
HBI Western Australia	(695)	210	(485)

	(695)	210	(485)

Total by category	(760)	523	(237)

Exceptional items by Customer Sector Group
Carbon Steel Materials	(695)	210	(485)
Petroleum	81	3	84
Steel	(153)	9	(144)
Group and unallocated items	7	301	308

Total by Customer Sector Group	(760)	523	(237)

(a)
Following a reassessment of the Group’s asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999), impairment provisions, principally related to the San Manuel smelter, were increased by US$171 million. This was offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.

(b)
In June 2002, a change in legislation increased the corporation taxation rate for petroleum operations in the United Kingdom from 30 per cent to 40 per cent, resulting in deferred taxation balances being restated by US$56 million.

(c)	Sulphide operations at Tintaya have been suspended until at least January 2003. An exceptional charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment.
(d)
In June 2001, the BHP Billiton Group and Mitsubishi agreed to equalise their interests in the Central Queensland Coal Associates and Gregory joint ventures which involved the BHP Billiton Group selling to Mitsubishi a proportion of its interests resulting in the profit disclosed above.

(e)
In 2001, the Group and unallocated items segment result includes a US$416 million write-off reflecting 100 per cent of the net assets of Ok Tedi which is prior to deducting minority interests of US$262 million. From 1 July 2001 no profit from Ok Tedi has been recognised by the BHP Billiton Group except to the extent that actual dividends have been received by the BHP Billiton Group. The BHP Billiton Group completed its withdrawal from the Ok Tedi copper mine on 8 February 2002, transferring its 52 per cent interest to an independent Program Company that will operate for the benefit of the people of Papua New Guinea.

(f)
As a consequence of an income tax audit conducted by the Australian Taxation Office (ATO), an amount of US$118 million had been subject to litigation. The dispute concerned the deductibility of financing costs paid to General Electric Company in connection with the BHP Billiton Limited Group’s acquisition of the Utah Group in the early 1980s. On 23 November 1999, the Federal Court ruled in favour of the BHP Billiton Group. On 18 October 2000, the Full Bench of the Federal Court ruled in favour of the ATO. The BHP Billiton Group sought leave to appeal to the High Court of Australia (High Court) and the hearing occurred on 10 August 2001. The High Court refused the BHP Billiton Group leave to appeal on the general question of deductibility but did allow leave to appeal on the question of whether the ATO had the power to amend the 1985 assessment. An amount of US$41 million was paid in 1992 and up to 2001 was accounted for as a deferred tax asset. At 30 June 2001, the accounts were adjusted to include a tax expense of US$33 million relating to refusal of the High Court to grant leave to appeal on the deductibility of financing costs and a deferred tax asset of US$8 million was carried forward. In July 2001, the outstanding balance of US$77 million was paid and recorded as a deferred tax asset. On 14 February 2002, the High Court allowed by consent the BHP Billiton Group’s appeal against the majority decision of the Full Federal Court. As a result of the High Court order, an amount of US$85 million was refunded to the BHP Billiton Group together with associated interest and penalties.

(g)	Attributable to discontinued operations. Refer note 3.
(h)
On 29 March 2001, the BHP Billiton Limited Group announced that it would cease further investment in HBI Venezuela. The total loss on the write-off of the equity investment in HBI Venezuela and the establishment of provisions to cover related financial obligations to banks and other associated costs was US$520 million (US$410 million net of tax).

(i)
In addition to its 47 per cent interest in the Mozal aluminium smelter, the BHP Billiton Group owned expansion rights amounting to 85 per cent. During the year it sold expansion rights of 38 per cent to its partners for consideration valued at US$61 million (US$40 million net of tax). This amount was included in share of operating profit/(loss) of joint ventures and associates.

(j)	Costs associated with the fundamental reallocation of responsibilities between the businesses and the Group centre to align the organisation structure with the Portfolio Business Model.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 3. DISCONTINUED OPERATIONS

Due to the demerger of the BHP Steel business in July 2002, BHP Steel’s results have been reported as discontinued operations, together with the results of the OneSteel business which was demerged from BHP Billiton in October 2000 and the US West Coast steel businesses which were divested in June 2000.

The profit and loss impact of these businesses, as included in the BHP Billiton Group financial statements is detailed below. These businesses comprise the majority of the Steel segment (refer note 4).

	2002 US$M	2001 US$M	2000 US$M
Profit and loss account
Turnover (including share of joint ventures)	2,550	3,214	4,889
less Share of joint ventures turnover included above	(206)	(196)	(218)

Group turnover	2,344	3,018	4,671
Net operating costs (a)	(2,285)	(2,807)	(4,307)

Group operating profit	59	211	364
Share of operating profit of joint ventures	11	2	28

Operating profit (including share of profit of joint ventures)	70	213	392
Income from other fixed asset investments	1	4	3
Profit on sale of fixed assets	15	1	1
Loss on sale of subsidiaries (b)	—	—	(135)
Costs of fundamental reorganisation (c)	—	—	(18)

Profit before net interest and taxation	86	218	243

(a)
There were no exceptional items included within operating costs for 2002 and 2000. Included within operating costs for 2001 is a charge of US$22 million (before tax) relating to restructuring costs and provisions. Refer note 2.

(b)	The loss on sale of subsidiaries for 2000 represents the exceptional loss on disposal of the US West Coast Steel businesses of US$135 million (before tax). Refer note 2.
(c)	Refer note 2.

The BHP Billiton Group demerged the BHP Steel business in July 2002 as follows:

•	A capital reduction and a transfer to BHP Billiton Limited shareholders of 94 per cent of the shares in BHP Steel;

•
A bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held); and

•	The sale by the BHP Billiton Group of the remaining 6 per cent of BHP Steel shares held by the Group.

The impact of these steps (which have been recorded in July 2002) is:

•	The BHP Billiton Group’s capital was reduced by approximately US$1,501 million, including approximately US$19 million of costs directly associated with the demerger;

•
A cash inflow of approximately US$369 million, representing net US$294 million from the settlement by BHP Steel of intercompany loans, together with US$75 million from the sale of the 6 per cent of BHP Steel; and

•	A loss of approximately US$19 million (no tax effect) relating to the sale of the 6 per cent of BHP Steel.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 3. DISCONTINUED OPERATIONS continued

BHP Steel is the leading steel company in Australia and New Zealand, specialising in the production of flat steel products, including slab, hot rolled coil, plate and value-added metallic coated and pre-painted steel products. The Company supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East and the Pacific. Key steelmaking assets are the low-cost global scale Port Kembla Steelworks (Australia), BHP New Zealand Steel and North Star BHP Steel (USA). A network of metallic coating and coil painting facilities operates in Australia, New Zealand and South East Asia.

The attributable net assets of BHP Steel as included in the BHP Billiton Group’s 30 June 2002 balance sheet is provided below. In addition, the estimated net assets demerged in July 2002 are provided, after allowing for the settlement of intercompany loans by BHP Steel to the BHP Billiton Group. The 2001 balance sheet presented below represents a comparable basis by which to evaluate the effect of the BHP Steel demerger on the balance sheet of the BHP Billiton Group as the OneSteel spin-out and the sale of the US West Coast steel businesses were completed prior to 30 June 2001.

	2002 US$M	2001 US$M
Balance sheet
Tangible assets	1,881	1,718
Investments	91	89
Current assets	759	741
Creditors falling due within one year	(345)	(281)
Creditors falling due after more than one year and provisions	(495)	(460)

	1,891	1,807
Equity minority interests	(21)	(14)

Attributable net assets	1,870	1,793

Net payments to the BHP Billiton Group by BHP Steel to settle intercompany loans (post 30 June 2002)	(294)

Estimated attributable net assets of BHP Steel to be demerged	1,576

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 4. ANALYSIS BY BUSINESS SEGMENT

	External turnover			Intersegment turnover			Profit before tax			Net operating assets (refer note 6)
	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 S$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M
Group including joint ventures and associates
Aluminium	2,857	2,971	2,357	—	—	—	492	523	438	4,727	4,730	3,216
Base Metals (a)	1,821	1,719	1,933	—	—	—	200	462	465	4,077	3,795	1,762
Carbon Steel Materials	3,140	3,165	2,611	166	184	215	1,084	918	548	2,573	2,387	2,936
Stainless Steel Materials (b)	868	994	1,156	—	—	—	3	72	204	1,663	1,736	1,747
Energy Coal	1,919	1,982	1,597	—	—	—	536	382	137	2,092	1,986	1,665
Diamonds and Specialty Products (b)	1,474	1,313	493	6	5	7	272	188	167	1,620	1,488	725
Petroleum	2,780	3,340	2,963	35	21	8	1,073	1,407	1,061	2,865	2,504	2,796
Steel (c)	2,643	3,427	5,080	142	333	313	101	270	402	2,133	2,130	3,913
Group and unallocated items (b)	276	168	212	219	41	117	(573)	(595)	(395)	644	956	1,515
Exceptional items							(212)	(1,088)	(760)

							2,976	2,539	2,267
Net interest							(249)	(476)	(489)

	17,778	19,079	18,402	568	584	660	2,727	2,063	1,778	22,394	21,712	20,275

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 4. ANALYSIS BY BUSINESS SEGMENT continued

	External turnover			Intersegment turnover			Profit before tax			Net operating assets (refer note 6)
	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M
Joint ventures and associates (d)
Aluminium	40	32	34	—	—	—	—	1	1	—	4	4
Base Metals (a)	424	90	6	—	—	—	56	25	—	1,062	1,122	—
Carbon Steel Materials	244	438	222	—	—	—	75	109	60	334	355	399
Stainless Steel Materials (b)	80	162	215	—	—	—	(3)	(11)	4	3	140	282
Energy Coal	129	83	—	—	—	—	35	16	—	646	393	—
Diamonds and Specialty Products (b)	749	269	276	—	—	—	165	162	155	674	296	309
Petroleum	—	—	—	—	—	—	—	—	—	25	—	—
Steel (c) (e)	206	196	218	—	—	—	12	2	28	172	245	278
Group and unallocated items (b)	—	20	16	—	—	—	—	(23)	(9)	—	—	414
Exceptional items							—	(634)	—

							340	(353)	239
Net interest							(37)	(63)	(43)

	1,872	1,290	987	—	—	—	303	(416)	196	2,916	2,555	1,686

							Turnover			Profit before tax
							2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M
Trading activities included above (f)
Aluminium							1,006	1,014	687	13	14	21
Base Metals							24	13	97	—	—	(3)
Carbon Steel Materials							22	40	—	3	1	—
Stainless Steel Materials							9	6	—	1	—	—
Energy Coal							108	100	—	4	6	—
Diamonds and Specialty Products (b)							823	797	—	9	23	—

							1,992	1,970	784	30	44	18

(a)
Includes turnover attributable to associates of US$126 million (2001: US$44 million; 2000: US$nil), operating profit attributable to associates of US$32 million (2001: US$22 million; 2000: US$nil) and net operating assets attributable to associates of US$223 million (2001: US$273 million; 2000: US$nil).

(b)
A new segment, Diamonds and Specialty Products, has been created encompassing Diamonds, Titanium Minerals, Integris (metals distribution) and Exploration & Technology. This new segment reflects management responsibility for these businesses. As a consequence, the former Exploration, Technology and New Business and Other Activities segments ceased to exist and any remaining portions have been included in Group and Unallocated Items. In addition, HBI Venezuela and Ok Tedi, previously reported in Carbon Steel Materials and Base Metals, respectively, are now included in Group and Unallocated Items and Columbus Stainless Steel, previously reported in Other Activities, now included in Stainless Steel Materials. Comparatives have been restated accordingly.

(c)
The financial information presented as the Steel segment represents substantially all of the BHP Steel businesses to be demerged. Amounts not attributable to BHP Steel represent Transport and Logistics, until 31 December 2001, and certain residual steel assets and liabilities that will not be included as part of the BHP Steel businesses to be demerged. Refer note 3.

(d)
Turnover attributable to acquisitions of joint ventures and associates (excluding increased ownership interests) was US$nil (2001: US$173 million; 2000: US$nil). Profit before tax attributable to acquisitions of joint ventures and associates was US$nil (2001: US$41 million; 2000: US$nil). In addition, Integris (metals distribution) is now included in joint ventures and associates (refer note 26).

(e)	All Steel joint ventures and associates are attributable to the BHP Steel businesses to be discontinued. Refer note 3.
(f)	Trading activities comprise the sale of third party product.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 5. ANALYSIS BY GEOGRAPHICAL SEGMENT

	Group			Joint ventures and associates			Total
	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M
Analysis by geographical market
Turnover
Continuing operations
Australia	1,613	1,432	1,217	5	2	3	1,618	1,434	1,220
Europe	3,929	3,810	2,927	366	329	203	4,295	4,139	3,130
Japan	1,941	2,411	2,219	137	120	51	2,078	2,531	2,270
South Korea	1,002	842	938	66	64	16	1,068	906	954
Other Asia	1,634	1,687	1,604	196	170	87	1,830	1,857	1,691
North America	1,575	2,363	1,742	769	240	252	2,344	2,603	1,994
Southern Africa	1,193	1,099	1,250	46	60	87	1,239	1,159	1,337
Rest of World	675	1,127	847	81	109	70	756	1,236	917

Total from continuing operations	13,562	14,771	12,744	1,666	1,094	769	15,228	15,865	13,513

Discontinued operations
Australia	1,339	1,657	2,858	—	—	—	1,339	1,657	2,858
Europe	112	163	161	—	—	—	112	163	161
Japan	17	34	49	—	—	—	17	34	49
South Korea	42	70	67	—	—	—	42	70	67
Other Asia	328	460	392	—	—	—	328	460	392
North America	185	258	650	206	196	218	391	454	868
Rest of World	321	376	494	—	—	—	321	376	494

Total from discontinued operations (a)	2,344	3,018	4,671	206	196	218	2,550	3,214	4,889

Total by geographical market	15,906	17,789	17,415	1,872	1,290	987	17,778	19,079	18,402

Analysis by geographical origin
Turnover
Continuing operations
Australia (b)	5,792	5,676	4,887	50	178	—	5,842	5,854	4,887
Europe (c)	2,049	1,907	1,147	—	—	—	2,049	1,907	1,147
North America	1,475	1,804	1,230	668	105	34	2,143	1,909	1,264
South America (d)	1,648	1,980	1,868	607	370	210	2,255	2,350	2,078
Southern Africa	2,355	2,666	2,794	341	441	525	2,696	3,107	3,319
Rest of World	243	738	818	—	—	—	243	738	818

Total from continuing operations	13,562	14,771	12,744	1,666	1,094	769	15,228	15,865	13,513

Discontinued operations
Australia (b)	1,887	2,400	3,612	—	—	—	1,887	2,400	3,612
Europe	31	80	—	—	—	—	31	80	—
North America	2	21	393	206	196	218	208	217	611
Rest of World	424	517	666	—	—	—	424	517	666

Total from discontinued operations (a)	2,344	3,018	4,671	206	196	218	2,550	3,214	4,889

Total by geographical origin	15,906	17,789	17,415	1,872	1,290	987	17,778	19,079	18,402

NOTE 5. ANALYSIS BY GEOGRAPHICAL SEGMENT continued

	Group			Joint ventures and associates			Total
	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M
Profit before tax
Continuing operations
Australia	1,628	1,753	447	27	(297)	—	1,655	1,456	447
Europe	127	191	264	—	—	1	127	191	265
North America	16	124	133	6	3	—	22	127	133
South America (d)	158	543	595	143	(99)	49	301	444	644
Southern Africa	559	460	322	153	38	161	712	498	483
Rest of World	73	(395)	52	—	—	—	73	(395)	52

Total from continuing operations	2,561	2,676	1,813	329	(355)	211	2,890	2,321	2,024

Discontinued operations
Australia	25	163	253	—	—	—	25	163	253
Europe	3	3	3	—	—	—	3	3	3
North America	10	(12)	(93)	11	2	28	21	(10)	(65)
Rest of World	37	62	52	—	—	—	37	62	52

Total from discontinued operations (a)	75	216	215	11	2	28	86	218	243

Net interest	(212)	(413)	(446)	(37)	(63)	(43)	(249)	(476)	(489)

Total by geographical origin	2,424	2,479	1,582	303	(416)	196	2,727	2,063	1,778

Net operating assets (refer note 6)
Continuing operations
Australia	6,578	6,654	6,521	3	—	—	6,581	6,654	6,521
Europe	621	731	727	—	—	—	621	731	727
North America	1,122	1,245	279	520	158	4	1,642	1,403	283
South America (d)	4,909	4,482	3,120	1,896	1,685	780	6,805	6,167	3,900
Southern Africa	3,804	3,844	3,859	325	467	624	4,129	4,311	4,483
Rest of World	368	332	750	—	—	—	368	332	750

Total from continuing operations	17,402	17,288	15,256	2,744	2,310	1,408	20,146	19,598	16,664

Discontinued operations
Australia	1,572	1,346	2,645	—	—	—	1,572	1,346	2,645
Europe	2	3	—	—	—	—	2	3	—
North America	—	51	75	172	245	278	172	296	353
Southern Africa	5	—	—	—	—	—	5	—	—
Rest of World	497	469	613	—	—	—	497	469	613

Total from discontinued operations (a)	2,076	1,869	3,333	172	245	278	2,248	2,114	3,611

Total by geographical origin	19,478	19,157	18,589	2,916	2,555	1,686	22,394	21,712	20,275

Turnover derived from intersegment transactions is immaterial.

(a)	Refer note 3.
(b)
Export sales from Australia amounting to US$4,774 million, US$4,998 million and US$4,501 million are included in Australia for 2002, 2001 and 2000 respectively. Approximately 26 per cent, 25 per cent and 25 per cent of such sales during 2002, 2001 and 2000, respectively, were to customers in Japan.

(c)	Export sales from the UK amounting to US$501 million, US$507 million and US$403 million are included in Europe for 2002, 2001 and 2000 respectively. None of these sales were to customers in Japan.
(d)
Includes turnover attributable to associates of US$126 million (2001: US$44 million; 2000: US$nil), operating profit attributable to associates of US$32 million (2001: US$22 million; 2000: US$nil) and net operating assets attributable to associates of US$223 million (2001: US$273 million; 2000: US$nil).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 6. RECONCILIATION OF NET OPERATING ASSETS

	Group		Joint ventures and associates		Total
	2002 US$M	2001 US$M	2002 US$M	2001 US$M	2002 US$M	2001 US$M
Net operating assets (refer notes 4 and 5)	19,478	19,157	2,916	2,555	22,394	21,712
Cash, including money market deposits	1,499	1,285	136	60	1,635	1,345
Debt	(8,321)	(8,606)	(909)	(980)	(9,230)	(9,586)
Corporation tax	(526)	(359)	(29)	(12)	(555)	(371)
Dividends payable	(402)	(421)	—	—	(402)	(421)
Deferred tax	(1,107)	(881)	(73)	(116)	(1,180)	(997)
Tax recoverable	20	38	—	—	20	38
Shareholder loans	488	438	(488)	(438)	—	—

Net assets	11,129	10,651	1,553	1,069	12,682	11,720

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 7. NET OPERATING COSTS

	2002 US$M	2001 US$M	2000 US$M
Change in stocks of finished goods and work in progress	(99)	(37)	30
Raw materials and consumables	3,240	2,521	2,403
Staff costs	2,035	2,115	2,269
Amortisation of goodwill and negative goodwill	3	6	10
Depreciation of tangible fixed assets	1,724	1,666	1,738
Impairment charge	119	34	695
Loss on sale of fixed assets and joint ventures	—	21	2
Other operating income	(163)	(206)	(156)
Other operating charges	6,444	8,491	8,481

Group (a)	13,303	14,611	15,472
Joint ventures and associates	1,532	1,643	748

Operating costs including joint ventures and associates	14,835	16,254	16,220

Other operating charges include the following:
Operating lease charges:
Land and buildings	24	49	59
Plant and equipment	79	158	107
Other lease charges	125	96	11

	228	303	177

Audit fees payable by the BHP Billiton Group to:
Joint auditors of BHP Billiton Plc (including overseas firms)	6	5	3
Other audit firms	4	3	4

	10	8	7

Fees payable by the BHP Billiton Group to auditors for other services (b)
Joint auditors of BHP Billiton Plc (including overseas firms) (c)
Information systems design and implementation	6	—	—
Other services	9	20	10
Other audit firms
Other services	4	6	3

	19	26	13

(a) Includes net operating costs attributable to discontinued operations as follows:
	2002 US$M	2001 US$M	2000 US$M
Change in stocks of finished goods and work in progress	3	—	5
Raw materials and consumables	946	1,162	1,783
Staff costs	506	622	954
Amortisation of goodwill	—	3	3
Depreciation of tangible fixed assets	132	159	269
Other operating charges	698	861	1,293

	2,285	2,807	4,307

(b)
Includes fees paid to all audit firms of the BHP Billiton Group including accounting advice, tax compliance services, expatriate taxation services, ITservices and internal audit services. Some of these arrangements involved provision of services by BHP Billiton Plc’s auditors to BHP Billiton Limited and vice versa which were entered into before the DLC merger and continued during 2002 pending the outcome of the audit tender. The BHP Billiton Group has subsequently approved a policy governing other services provided by the Group’s auditors which precludes the provision of certain services.

(c)	The amounts paid to the UK firms and their associates amounted to US$3 million (2001: US$14 million; 2000: US$2 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 8. NET INTEREST AND SIMILAR ITEMS (PAYABLE)/RECEIVABLE

	2002 US$M	2001 US$M	2000 US$M
On bank loans and overdrafts	(161)	(236)	(238)
On all other loans	(311)	(339)	(324)
Finance lease and hire purchase interest	(5)	(9)	(8)

	(477)	(584)	(570)
Dividends on redeemable preference shares	(39)	(83)	(92)
Discounting on provisions (refer note 21)	(42)	(39)	(32)
less Amounts capitalised (a)	58	39	65

	(500)	(667)	(629)
Share of interest of joint ventures and associates	(71)	(94)	(59)

	(571)	(761)	(688)
Interest received/receivable	142	136	105

	(429)	(625)	(583)

Exchange differences on net debt (b) (c)
Group	146	118	78
Joint ventures and associates	34	31	16

	180	149	94

Net interest and similar items payable (d)	(249)	(476)	(489)

(a)
Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group. For 2002 the capitalisation rate was 5.5 per cent.

(b)	Net exchange gains primarily represent the effect on borrowings of the depreciation of the rand against the US dollar.
(c)	Cumulative unrealised exchange gains of US$269 million have been recognised at 30 June 2002 (2001: US$383 million; 2000: US$309 million).
(d)	Disclosed in the consolidated profit and loss account as:

	2002 US$M	2001 US$M	2000 US$M
Net interest and similar items payable
Group	(212)	(413)	(446)
Joint ventures and associates	(37)	(63)	(43)

Net interest and similar items payable	(249)	(476)	(489)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 9. EMPLOYEES

	2002 Number	2001 Number	2000 Number
The average number of employees, which excludes joint ventures’ and associates’ employees and includes Executive Directors, during the period was as follows:
Aluminium	5,246	5,045	4,615
Base Metals	4,580	3,456	2,472
Carbon Steel Materials	6,380	6,232	8,442
Stainless Steel Materials	5,451	5,861	6,831
Energy Coal	10,373	12,952	15,614
Diamonds and Specialty Products	1,754	2,685	896
Petroleum	1,770	1,744	1,877
Steel (refer note 3)	12,269	16,627	23,642
Group and unallocated items	3,214	4,351	5,102

	51,037	58,953	69,491

	2002 US$M	2001 US$M	2000 US$M
The aggregate payroll expenses of those employees was as follows:
Wages, salaries and redundancies	1,843	1,903	2,078
Employee share awards	28	46	10
Social security costs	28	34	17
Pension and other post-retirement benefit costs (refer note 28)	136	132	164

	2,035	2,115	2,269

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 10. TAXATION

	2002 US$M	2001 US$M	2000 US$M
Analysis of charge in the period
UK taxation
Corporation tax at 30% (a)
Current	165	223	230
Deferred	16	(17)	(68)
less Double taxation relief	(92)	(127)	(100)

	89	79	62

Australian taxation
Corporation tax at 30% (2001: 34%; 2000: 36%)
Current	235	299	301
Deferred	225	66	(385)

	460	365	(84)

South African taxation
Corporation tax at 30%
Current	228	110	81
Deferred	(120)	(40)	(25)

	108	70	56

Other overseas taxation
Current	99	227	92
Deferred	108	(28)	41

	207	199	133

Share of joint ventures’ tax charge
Current	93	80	55
Deferred	(11)	(31)	4

	82	49	59

Share of associates’ current tax charge	(4)	3	—
Withholding tax and secondary taxes on companies	48	46	24
Other taxation	—	—	1

	990	811	251

Made up of:
Aggregate current tax
Group	683	778	629
Joint ventures and associates	89	83	55

	772	861	684

Aggregate deferred tax
Group	229	(19)	(437)
Joint ventures and associates	(11)	(31)	4

	218	(50)	(433)

	990	811	251

(a)	Excludes the additional 10 per cent tax applicable to petroleum operations in the UK which commenced during the year ended 30 June 2002.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 10. TAXATION continued

	2002 US$M	2001 US$M	2000 US$M
Factors affecting tax charge for the period
The tax assessed is different than the standard rate of corporation tax in the UK (30%).
The differences are explained below:
Profit on ordinary activities before tax	2,727	2,063	1,778

Tax on profit at UK rate of 30%	818	619	533

Permanent differences
Investment and development allowance	(10)	(19)	(29)
Amounts over provided in prior years	(23)	5	(83)
Recognition of prior year tax losses	(103)	(133)	(99)
Non-deductible accounting depreciation and amortisation	54	32	31
Non-deductible dividends on redeemable preference shares	13	24	30
Non tax-effected operating losses	69	47	16
Tax rate differential on non-UK income	(1)	57	(4)
Non tax-effected capital gains	(12)	(63)	(12)
Foreign expenditure including exploration not presently deductible	16	57	41
South African secondary tax on companies	48	46	24
Foreign exchange gains and other translation adjustments	(2)	(113)	(11)
Non-deductible merger transaction costs	—	28	—
Tax rate changes	59	(22)	(119)
Investment and asset impairments	32	176	33
Finalisation of funding arrangements	—	—	(153)
Other	32	70	53

Total permanent differences	172	192	(282)

Deferred tax movements taken to the profit and loss account
Capital allowances for the period (more)/less than depreciation	(176)	79	25
Exploration expenditure	(114)	28	157
Employee entitlements	(29)	(72)	(60)
Restoration and rehabilitation	4	(32)	(12)
Resource rent tax	17	19	(4)
Deferred income	—	(16)	22
Other provisions	(77)	(10)	(1)
Foreign exchange losses/(gains)	(5)	24	(75)
Foreign tax	(39)	41	56
Tax losses	48	(228)	355
Other	153	217	(30)

Total timing differences	(218)	50	433

Current tax charge for period	772	861	684
Add/(less) Deferred tax movements taken to the profit and loss account	218	(50)	(433)

Tax on profit on ordinary activities	990	811	251

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 10. TAXATION continued

	2002 US$M	2001 US$M
Provision for deferred tax
Future income tax benefit at period end comprises:
Timing differences
Depreciation	(14)	(24)
Exploration expenditure	48	128
Employee entitlements	19	26
Restoration and rehabilitation	48	38
Resource rent tax	90	85
Other provisions	2	21
Foreign exchange losses	59	83
Profit in stocks elimination	8	5
Other	87	5
Tax-effected losses	133	92

Total future income tax benefit	480	459

Provision for deferred tax at period end comprises:
Accelerated capital allowances	1,641	1,470
Exploration expenditure	23	(8)
Employee entitlements	(36)	(55)
Restoration and rehabilitation	(49)	(54)
Resource rent tax	(31)	(20)
Deferred income	(98)	(98)
Other provisions	—	(23)
Foreign exchange losses/(gains)	(17)	—
Deferred charges	42	44
Foreign tax	128	89
Other	32	53
Tax-effected losses	(48)	(58)

Total provision for deferred tax	1,587	1,340

Net provision for deferred tax	1,107	881

Provision at start of period	881	901
(Disposals)/Acquisitions of subsidiaries	(21)	27
Exchange differences	18	(28)
Deferred tax charge in profit and loss account for period	229	(19)

Net provision at end of period	1,107	881

This provision is included within
Debtors (refer note 17)	480	459
Provisions for liabilities and charges (refer note 21)	(1,587)	(1,340)

	(1,107)	(881)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 10. TAXATION continued

Factors that may affect future tax charges

The BHP Billiton Group operates in countries where tax rates are higher than the UK tax rate of 30 per cent, including Canada (43 per cent), Chile (effective rate of 35 per cent), South Africa (effective rate of 37.8 per cent) and the US (35 per cent). Furthermore, petroleum operations in the UK are subject to an additional 10 per cent tax above the ordinary UK tax rate of 30 per cent.

The BHP Billiton Group’s subsidiaries generally have tax balances denominated in currencies other than US dollars. Where the subsidiary has a US dollar functional currency, any adjustments on translation of such balances will be taken to the tax charge for the period. The level of such adjustments is dependent upon future movements in exchange rates relative to the US dollar.

As at 30 June 2002, the BHP Billiton Group has not recognised potential tax expense of US$47 million, which mainly relates to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries which retain local currency records for tax purposes. Tax expense will be recognised when such gains and losses are realised for tax purposes.

The BHP Billiton Group anticipates it will continue to incur foreign expenditure including exploration or incur losses in jurisdictions which under current accounting policies, the tax effect of such expenditure or losses may not be recognised. The BHP Billiton Group will continue to incur non-deductible accounting depreciation and amortisation.

Tax losses

At 30 June 2002, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$2.3 billion, which have not been tax effected. The BHP Billiton Group anticipates benefits from the recognition of losses in future periods to the extent of income or gains in relevant jurisdictions. These tax losses carried forward expire as summarised below:

Year of expiry	Australian losses US$M	UK losses US$M	Other foreign losses US$M	Total losses US$M
Income tax losses
2003	—	—	2	2
2004	—	—	3	3
2005	—	—	2	2
2006	—	—	2	2
2007	—	—	2	2
2009	—	—	40	40
2010	—	—	2	2
2011	—	—	45	45
2012	—	—	97	97
2013	—	—	33	33
2019	—	—	211	211
2020	—	—	392	392
2021	—	—	411	411
2022	—	—	102	102
Unlimited	85	11	399	495
Capital tax losses
2005	—	—	154	154
Unlimited	334	10	—	344

	419	21	1,897	2,337

At 30 June 2002, tax losses carried forward for the BHP Billiton Group include income tax losses of US$374 million and capital tax losses of US$nil related to BHP Steel which have not been tax-effected.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 11. DIVIDENDS

	2002 US$M	2001 US$M	2000 US$M
BHP Billiton Plc
Dividends declared (a) (b)	150	186	154
Dividends paid
Ordinary shares (c)	151	92	78
Preference shares (d)	—	—	—

	301	278	232

BHP Billiton Limited (e)
Dividends declared (a) (f)	242	245	275
Dividends paid (g)	241	231	281

	483	476	556

Total dividends paid or payable	784	754	788

Dividends payable in the consolidated profit and loss account are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme (refer note 25) and the Billiton Employee Share Ownership Trust (refer note 15).

(a)	Dividends declared on 3 May 2002 and payable at 30 June 2002 were paid on 3 July 2002.
(b)	Declared final dividend of 6.5 US cents per share (2001: 8.0 US cents per share; 2000: 7.5 US cents per share).
(c)	Interim dividend paid of 6.5 US cents per share (2001: 4.0 US cents per share; 2000: 3.75 US cents).
(d)	5.5 per cent dividend on 50 000 preference shares of £1 each (2001: 5.5 per cent; 2000: 5.5 per cent).
(e)	Dividends per American Depositary Share (ADS) (as declared) for 2002 were 26.0 US cents per share (2001: 49.4 Australian cents; 2000: 49.4 Australian cents).
(f)	Declared final dividend of 6.5 US cents fully franked per share (2001: 12.6 Australian cents per share fully franked; 2000: 12.6 Australian cents unfranked per share).
(g)	Interim dividend paid of 6.5 US cents fully franked per share (2001: 12.1 Australian cents unfranked per share; 2000: 12.1 Australian cents unfranked per share).

All per share amounts have been adjusted for the BHP Billiton Limited bonus issue effective 29 June 2001.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 12. EARNINGS PER SHARE

	2002	2001	2000
Basic earnings per share (US cents)
Excluding exceptional items	32.1	36.8	30.4
Impact of exceptional items	(4.1)	(11.1)	(4.1)

Including exceptional items	28.0	25.7	26.3

Diluted earnings per share (US cents)
Excluding exceptional items	32.1	36.6	30.4
Impact of exceptional items	(4.1)	(11.0)	(4.1)

Including exceptional items	28.0	25.6	26.3

Earnings (US$million)
Excluding exceptional items	1,934	2,189	1,743
Including exceptional items	1,690	1,529	1,506
Weighted average number of shares (millions)
Basic earnings per share denominator	6,029	5,944	5,725
Diluted earnings per share denominator	6,042	5,973	5,736

The exceptional items that have the greatest impact on basic earnings per share comprise the impairment of HBI Venezuela (decrease of 6.9 US cents in 2001), the exit from the Ok Tedi copper mine (decrease of 2.6 US cents in 2001) and the impairment of HBI Western Australia (decrease of 8.5 US cents in 2000). All other exceptional items (which are individually disclosed in note 2) decrease basic earnings per share by 4.1 US cents in 2002 (2001: decrease of 1.6 US cents; 2000 increase of 4.4 US cents).

The Directors present earnings per share data based on earnings excluding exceptional items as this is a less volatile measure of the performance of the BHP Billiton Group. Whilst acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer to note 2 for details of exceptional items excluded.

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share has been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Billiton Employee Share Ownership Trust and adjusting for the BHP Billiton Limited bonus issue effective 29 June 2001.

The weighted average number of shares used for the purposes of calculating diluted earnings per share can be reconciled to the number used to calculate basic earnings per share as follows:

Number of shares	2002 Million	2001 Million	2000 Million
Basic earnings per share denominator	6,029	5,944	5,725
BHP Billiton Limited options	11	12	6
BHP Billiton Limited partly paid shares	2	3	5
BHP Billiton Plc executive share awards	—	14	—

Diluted earnings per share denominator	6,042	5,973	5,736

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 13. INTANGIBLE FIXED ASSETS

	Goodwill 2002 US$M	Negative goodwill 2002 US$M	Total 2002 US$M	Goodwill 2001 US$M	Negative goodwill 2001 US$M	Total 2001 US$M
Cost
At beginning of year	114	(46)	68	220	(60)	160
Additions	—	—	—	51	—	51
Disposals	(13)	—	(13)	(136)	14	(122)
Other movements (a)	(38)	—	(38)	—	—	—
Exchange variations	—	—	—	(21)	—	(21)

At end of year	63	(46)	17	114	(46)	68

Amortisation
At beginning of year	19	(10)	9	93	(7)	86
Amortisation for year	6	(3)	3	9	(3)	6
Disposals	(4)	—	(4)	(72)	—	(72)
Exchange variations	—	—	—	(11)	—	(11)

At end of year	21	(13)	8	19	(10)	9

Net book value at end of year	42	(33)	9	95	(36)	59

Net book value at beginning of year	95	(36)	59	127	(53)	74

(a)	Refer note 26.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 14. TANGIBLE FIXED ASSETS

	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration US$M	Total US$M
Cost or valuation
At 1 July 2001	2,562	25,468	5,661	725	432	34,848
Additions	65	1,915	103	771	148	3,002
Disposals	(58)	(347)	(19)	—	(4)	(428)
Disposals of subsidiaries	(59)	(357)	—	—	—	(416)
Exchange variations	33	531	3	4	1	572
Transfers and other movements	(66)	808	(427)	(57)	(176)	82

At 30 June 2002	2,477	28,018	5,321	1,443	401	37,660

Depreciation
At 1 July 2001	1,074	12,707	1,517	210	109	15,617
Charge for the year (including impairments)	97	1,646	171	17	50	1,981
Disposals	(25)	(201)	(11)	—	(4)	(241)
Disposals of subsidiaries	(2)	(172)	—	—	—	(174)
Exchange variations	17	278	7	(5)	1	298
Transfers and other movements	18	127	(115)	(5)	(25)	—

At 30 June 2002	1,179	14,385	1,569	217	131	17,481

Net book value at 30 June 2002	1,298	13,633	3,752	1,226	270	20,179

Cost or valuation
At 1 July 2000	2,645	25,753	3,896	1,232	391	33,917
Additions	78	1,856	981	379	109	3,403
On acquisition of subsidiaries	135	482	924	4	1	1,546
Disposals	(33)	(514)	(46)	(1)	(3)	(597)
Disposals of businesses	(207)	(820)	(4)	—	—	(1,031)
Exchange variations	(226)	(2,063)	(99)	(19)	(16)	(2,423)
Transfers and other movements	170	774	9	(870)	(50)	33

At 30 June 2001	2,562	25,468	5,661	725	432	34,848

Depreciation
At 1 July 2000	965	12,590	1,475	213	94	15,337
Charge for the year (including impairments)	202	1,750	129	—	49	2,130
Disposals	(8)	(444)	(23)	—	—	(475)
Disposals of businesses	(43)	(237)	—	—	—	(280)
Exchange variations	(92)	(920)	(70)	(3)	(10)	(1,095)
Transfers and other movements	50	(32)	6	—	(24)	—

At 30 June 2001	1,074	12,707	1,517	210	109	15,617

Net book value at 30 June 2001	1,488	12,761	4,144	515	323	19,231

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 14. TANGIBLE FIXED ASSETS continued

Included within the net book value of other mineral assets is US$530 million (2001: US$448 million) of deferred overburden removal costs.

Included within the amounts above are assets held under finance leases with a net book value of US$65 million at 30 June 2002 (2001: US$79 million). Depreciation charged on these assets during the year ended 30 June 2002 totalled US$9 million (2001: US$12 million; 2000: US$9 million).

Included within the amounts set out above are assets with a net book value of US$844 million, which has been recorded at a Directors’ valuation in prior periods. Under the transitional rules of FRS 15 ‘Tangible Fixed Assets’ which was adopted in the year ended 30 June 1999, these valuations were frozen and effectively treated as the cost of the fixed asset and no further revaluations made. The comparable amount determined according to the historical cost convention is US$781 million. The additional depreciation charge attributable to the revaluation for 2002 is US$5 million (2001: US$5 million; 2000: US$6 million).

	Freehold US$M	Long leasehold US$M	Total US$M
The net book value of land and buildings can be analysed as follows:
At 30 June 2002	1,203	95	1,298

At 30 June 2001	1,378	110	1,488

Non-depreciated assets
Included within land and buildings, other mineral assets and exploration at 30 June 2002 is freehold land and mineral rights (undeveloped or under development) which are not currently depreciated, with a net book value of US$594 million (2001: US$568 million).

Cumulative capitalised interest
Included within plant and machinery and other mining assets at 30 June 2002 is capitalised interest with a net book value of US$352 million (2001: US$309 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 15. FIXED ASSET INVESTMENTS

	Investment in joint ventures US$M	Investment in associates US$M	Loans to joint ventures US$M	Loans to associates US$M	Own shares)(a) US$M	Other fixed asset Investments(b) US$M	Total US$M
At 1 July 2001	1,011	58	371	67	—	473	1,980
Group share of profits less losses	198	27	—	—	—	—	225
Charge for year	(1)	—	—	—	—	(15)	(16)
Additions	389	—	285	—	3	78	755
Disposals	181	—	(346)	—	—	(42)	(207)
On acquisition of subsidiaries	(55)	—	—	—	—	(10)	(65)
Exchange variations	—	—	—	—	—	1	1
Dividends received	(149)	—	—	—	—	—	(149)
Transfers	(106)	—	111	—	—	11	16

At 30 June 2002	1,468	85	421	67	3	496	2,540

At 1 July 2000	531	—	262	—	21	290	1,104
HBI Venezuela guarantee	—	—	310	—	—	—	310
Group share of profits less losses	(170)	12	(310)	—	—	—	(468)
Charge for year	—	—	—	—	(46)	(7)	(53)
Additions	572	—	118	—	25	353	1,068
Disposals	(237)	—	(9)	—	—	(136)	(382)
On acquisition of subsidiaries	443	46	—	67	—	26	582
Exchange variations	(12)	—	—	—	—	(28)	(40)
Dividends received	(166)	—	—	—	—	—	(166)
Transfers	50	—	—	—	—	(25)	25

At 30 June 2001	1,011	58	371	67	—	473	1,980

	In Aggregate		BHP Billiton Group Share
	2002 US$M	2001 US$M	2002 US$M	2001 US$M
Net assets of joint ventures can be analysed as follows:
Fixed assets	5,543	6,568	2,152	2,340
Current assets	1,706	1,274	750	476
Liabilities due within one year	(1,302)	(888)	(576)	(346)
Liabilities due after more than one year	(2,173)	(4,364)	(858)	(1,459)

Net assets	3,774	2,590	1,468	1,011

	In Aggregate		BHP Billiton Group Share
	2002 US$M	2001 US$M	2002 US$M	2001 US$M
Net assets of associates can be analysed as follows:
Fixed assets	880	956	220	239
Current assets	196	204	49	51
Liabilities due within one year	(156)	(224)	(39)	(56)
Liabilities due after more than one year	(580)	(704)	(145)	(176)

Net assets	340	232	85	58

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 15. FIXED ASSET INVESTMENTS Continued

	In Aggregate
	2002 US$M	2001 US$M	2000 US$M
Profits less losses of joint ventures and associates can be analysed as follows:
Turnover	4,252	3,263	2,508
Operating costs	(3,442)	(2,675)	(2,032)

Operating income/(loss) before interest and tax	810	588	436
Profits less losses after interest and tax	520	288	238

(a)
Own shares comprised the shares of BHP Billiton Plc held by the Billiton Employee Share Ownership Trust (refer note 23 for a description of the Trust). At 30 June 2002, 659,882 shares (2001: nil) were held by the Trust with a market value at that date of US$3 million (2001: US$nil). At 30 June 2000, 10,695,741 shares were held by the Trust with a market value at that date of US$45 million. Following completion of the DLC merger, vesting of all of the shares in the trust was unconditional at 30 June 2001. The Trust received dividends on the shares held.

(b)
The BHP Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. The consideration has been allocated to the option and has generally been expensed in accordance with the BHP Billiton Group’s accounting policy on exploration. These investments therefore have a book value of US$nil at 30 June 2002 (2001: US$nil) in the table above and a market value of US$11 million (2001: US$5 million). Other listed investments had a book value of US$69 million (2001: US$4 million) and a market value of US$82 million (2001: US$5 million).

NOTE 16. STOCKS

	2002 US$M	2001 US$M
Raw materials and consumables	349	466
Work in progress	434	386
Finished goods	674	823

	1,457	1,675

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 17. DEBTORS

	2002 US$M	2001 US$M
Amounts due within one year
Trade debtors	1,643	1,804
less Provision for doubtful debts	(13)	(12)
Amounts owed by joint ventures	—	5
Tax recoverable	20	38
Employee Share Plan loans (a)	71	8
Other debtors (b)	737	587
less Provision for doubtful debts	(3)	(5)
Prepayments and accrued income	99	122

	2,554	2,547

Amounts due after one year
Deferred tax	480	459
Employee Share Plan loans (a)	64	158
Other debtors (b)	371	166
Prepayments and accrued income	282	253

	1,197	1,036

	3,751	3,583

(a)
Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount.

(b)	Other debtors includes receivables from joint venture arrangement cash calls, indirect taxes owing and other long-term financing and reimbursement arrangements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 18. CURRENT ASSET INVESTMENTS

	2002 US$M	2001 US$M
Listed investments (a)	—	83
Other investments (b) (c)	117	132

	117	215

(a)	At 30 June 2001, listed investments had a market value of US$105 million.
(b)
Other investments include US$61 million (2001: US$62 million) held by the Ingwe Environmental Trust Fund. The future realisation of these investments is intended to fund environmental obligations relating to the eventual closure of Ingwe’s mines and consequently these investments, whilst under BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under provisions for liabilities and charges (refer note 21).

(c)
Other investments include US$49 million (2001: US$59 million) relating to the BHP Billiton Group’s self insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 19. CREDITORS—AMOUNTS FALLING DUE WITHIN ONE YEAR

	2002 US$M	2001 US$M
Bank overdrafts	509	287
Unsecured bank loans	178	585

Total current portion of bank loans and overdrafts	687	872

Debentures	706	232
Secured debt (limited recourse) (refer note 20)	37	4
Unsecured debt (non-recourse)	173	—
Redeemable preference shares (refer note 20)	—	356
Commercial paper (a)	849	25
Finance leases	2	10
Other unsecured borrowings	192	308
Other secured borrowings	141	278

Total current portion of debentures and other borrowings	2,100	1,213

Total borrowings falling due within one year	2,787	2,085
Trade creditors	1,243	1,227
Corporation taxes	513	359
Social security	1	—
Other taxes	110	117
Other creditors and accruals	1,081	768
Deferred income	92	258
Dividends payable	402	421

	6,229	5,235

(a)
In accordance with FRS4 ‘Capital Instruments’, all commercial paper is classified as short-term borrowings though it is backed by medium term facilities. Under US and Australian GAAP, this amount would be grouped with non-current borrowings at 30 June 2002. The maturity of US$849 million of the commercial paper included above as due within one year can be extended beyond one year at the Group’s option.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 20. CREDITORS—AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2002 US$M	2001 US$M
Unsecured bank loans	1,354	2,534

Total non-current portion of bank loans	1,354	2,534

Debentures	2,452	2,159
Secured debt (limited recourse) (a)	414	346
Unsecured debt (non-recourse)	613	583
Redeemable preference shares (b)	450	534
Finance leases	33	53
Other unsecured borrowings	218	312

Total non-current portion of debentures and other borrowings	4,180	3,987

Total borrowings falling due after more than one year	5,534	6,521
Trade creditors	10	17
Other creditors	111	127
Corporation taxes	13	25
Deferred income	319	364

	5,987	7,054

(a)
The limited recourse secured debt relates to the Mozal joint arrangement. The debt is secured by a charge over the assets of this joint arrangement and the lender has recourse to only those assets in the event of default. The BHP Billiton Group’s share of these obligations are guaranteed by BHP Billiton Plc until such time as the project reaches financial completion.

(b)	Redeemable preference shares include the following:

BHP Operations Inc: Preferred stock

Auction market preferred stock

600 (2001: 600) shares issued at US$250,000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.

Cumulative preferred stock series ‘A’

3,000 (2001: 3,000) shares issued at US$100,000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.

BHP Billiton SA Ltd

Nil (2001: 700) shares of rand 0.01 nominal value were issued for rand 1 million each by a South African subsidiary and were redeemable between two and five years from issue. Company law in South Africa and the contractual arrangements relating to these shares are such that under generally accepted accounting principles in the United Kingdom, these shares were included in creditors with the dividends being included in interest and similar items. The preference shares paid a dividend at the rate of 72 per cent of prime overdraft rate, were denominated in South African rand, and the holders’ rights were subordinated to those of debt holders in the issuer. The shares were partially redeemed in March 2002 with the remainder being redeemed in April 2002.

Beswick Pty Ltd: ‘A’ Redeemable preference shares

Nil (2001: 700,000) shares, issued at A$1,000 each, fully paid; rebateable, cumulative dividend of 11 per cent per annum; non-participating. The BHP Billiton Group held options to purchase these shares, subject to certain conditions. The shares were redeemed on 28 September 2001 for A$1,000 per share.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 20. CREDITORS—AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR continued

	Repayable	Currency	Interest rate %	2002 US$M	2001 US$M
Debt falling due after 5 years is analysed as follows:
Long-term borrowing—floating rate	2009 – 2011	US$	LIBOR	50	50
US$ Bond issue	2007	US$	7.5% fixed	12	34
US$ Bond issue	2012 – 2016	US$	7.5% fixed	750	750
Long-term borrowing	2006	MYR	7% reviewed quarterly	—	5
Long-term borrowing	2020	US$	6.35% fixed	22	22
Escondida	2008 – 2013	US$	8.3% fixed	29	42
Medium term notes	2008	A$	LIBOR+0.78%	391	—
Rio Algom Preferred Securities	2047	US$	9.4% fixed	150	150
Long-term borrowing	2030	US$	LIBOR	82	53
Richards Bay Coal Terminal loan	2015	ZAR	interest free	23	28
Eskom loan	2017	ZAR	12.8% fixed	46	45
Eskom loan	2017	ZAR	interest free	—	77
Mozal—Senior loans	2012 – 2014	US$	7-8% fixed	210	201
Mozal—Senior loans	2012	US$	LIBOR+4%	52	35
Mozal—Subordinated loan	2012	US$	8.46% fixed	34	—
CMSA Barclays facility	2007	US$	LIBOR+6%	—	39
Chrome Alloys long-term borrowing	2015	ZAR	JIBAR+1.4%	46	—
Other		various	various	27	35

				1,924	1,566

For maturity profile of financial liabilities see note 30, Liquidity exposures. For the purpose of that disclosure, financial liabilities include total borrowings falling due within one year US$2,787 million (2001: US$2,085 million), total borrowings falling due after more than one year US$5,534 million (2001: US$6,521 million) and other creditors falling due after more than one year, payable in cash, of US$17 million (2001: US$24 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 21. PROVISIONS FOR LIABILITIES AND CHARGES

	Employee Entitlements (a) US$M	Restructuring (b) US$M	Resource rent tax US$M	Site Rehabilitation (c) US$M	Post retirement medical benefits (note 28) US$M	Deferred tax US$M	Other US$M	Total US$M
At 1 July 2001	603	499	195	1,048	144	1,340	190	4,019
Amounts capitalised	—	—	—	430	—	—	—	430
Disposals	(16)	—	—	(93)	(30)	(46)	(6)	(191)
Charge/(credit) for the year	354	26	22	—	2	261	90	755
Released during the year	—	(13)	—	(57)	—	—	(15)	(85)
Discounting	—	—	—	42	—	—	—	42
Exchange variation	21	9	2	6	—	32	2	72
Utilisation	(262)	(118)	(6)	(45)	(12)	—	(38)	(481)
Transfers and other movements	(59)	(278)	1	282	111	—	36	93

At 30 June 2002	641	125	214	1,613	215	1,587	259	4,654

At 1 July 2000	750	553	284	861	105	1,637	152	4,342
Amounts capitalised	—	—	—	170	—	—	—	170
Disposals	(74)	(9)	—	(13)	—	(31)	(5)	(132)
On acquisition of subsidiaries	1	—	—	68	41	89	7	206
Charge/(credit) for the year	194	48	40	39	6	(217)	415	525
HBI Venezuela guarantee (refer notes 2 and 15)	—	—	—	—	—	—	(310)	(310)
Discounting	—	—	—	39	—	—	—	39
Exchange variation	(75)	(26)	(100)	(76)	—	(138)	(12)	(427)
Utilisation	(193)	(67)	(29)	(40)	(8)	—	(57)	(394)

At 30 June 2001	603	499	195	1,048	144	1,340	190	4,019

(a)
The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs. It is anticipated expenditure of approximately US$304 million will be incurred in the year ending 30 June 2003.

(b)	Restructuring provisions include costs for redundancies, site rehabilitation, business terminations and associated contract cancellations.
(c)
Provision is made for site rehabilitation and decommissioning costs relating to a number of BHP Billiton Group companies. These are expected to be incurred over the next 30 years. The provision is calculated on the basis of the discounted value of the amounts estimated to be spent at the end of the life of the operations. Refer note 32: Contingent liabilities for additional details regarding site rehabilitation. The estimated total site rehabilitation cost (undiscounted) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$2,863 million (2001: US$2,166 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 22. CALLED UP SHARE CAPITAL AND CONTRIBUTED EQUITY
	2002 US$M	2001 US$M	2000 US$M
BHP Billiton Plc
Authorised share capital
3,000,000,000 ordinary shares of US$0.50 each (2001: 3,000,000,000; 2000: 3,000,000,000)	1,500	1,500	1,500
50,000 (2001: 50,000; 2000: 50,000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2001: 1; 2000: nil) of US$0.50 (b)	—
1 Equalisation Share (2001: 1; 2000: nil) of US$0.50 (c)	—	—	—

	1,500	1,500	1,500

Allotted, called up and fully paid share capital
2,319,147,885 ordinary shares of US$0.50 each (2001: 2,319,147,885; 2000: 2,138,032,287)	1,160	1,160	1,069
50,000 (2001—50,000; 2000: 50,000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2001: 1; 2000: nil) of US$0.50 (b)	—	—	—

	1,160	1,160	1,069

	Number of shares
	2002	2001	2000
Movements in ordinary called up fully paid shares
Opening number of shares	2,319,147,885	2,138,032,287	2,138,032,287
Shares issued under ordinary share placement (d)	—	181,115,598	—

Closing number of shares	2,319,147,885	2,319,147,885	2,138,032,287

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 22. CALLED UP SHARE CAPITAL AND CONTRIBUTED EQUITY continued

	2002 US$M	2001 US$M	2000 US$M
BHP Billiton Limited
Paid up contributed equity (e) (f)
3,724,893,687 ordinary shares fully paid (2001: 3,704,256,885; 2000: 1,781,493,241)	3,143	3,039	4,260
320,000 ordinary shares paid to 71 Australian cents (2001: 385,000; 2000: 415,000) (g) (h)	—	—	—
2,305,000 ordinary shares paid to 67 Australian cents (2001: 3,656,500; 2000: 6,286,500) (g) (h)	—	—	—
1 Special Voting Share (2001: 1; 2000: nil) (b)	—	—	—

	3,143	3,039	4,260

	Number of shares
	2002	2001	2000
Movements in ordinary fully paid shares
Opening number of shares	3,704,256,885	1,781,493,241	1,742,907,069
Shares issued under Dividend Investment Plan (i)	—	—	21,234,886
Shares issued under Bonus Share Plan (i)	—	—	3,718,755
Shares issued on exercise of Employee Share Plan options (j)	22,955,508	7,798,200	9,309,031
Shares issued on exercise of Performance Rights	—	150,920	75,000
Bonus shares issued (f)	—	1,912,154,524	—
Partly paid shares converted to fully paid (g)	1,815,916	2,660,000	4,248,500
Shares bought back and cancelled (k)	(4,134,622)	—	—

Closing number of shares (l)	3,724,893,687	3,704,256,885	1,781,493,241

(a)
Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been held by BHP Billiton Limited.

(b)	Each of BHP Billiton Plc and BHP Billiton Limited issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on Joint Electoral Actions.
(c)
The Equalisation Share was authorised to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar equalisation share.

(d)	In September 2000, 235,000,000 ordinary shares were placed at a price of 265 pence per share. The placing comprised 181,115,598 new shares and 53,884,402 shares held under the share repurchase scheme.
(e)
Contributed equity reduced by US$650 million due to the spin-out of OneSteel Limited, including spin-out costs of US$30 million. This reflected a capital reduction of 66 Australian cents per share. The spin-out resulted in BHP Billiton Limited shareholders being issued one OneSteel Limited share for every four shares held in BHP Billiton Limited.

(f)
The DLC merger between BHP Billiton Plc and BHP Billiton Limited was established on 29 June 2001. Under the terms of the DLC merger BHP Billiton Limited issued fully paid bonus shares effective 29 June 2001 with the allotment of shares occurring on 9 July 2001. Refer to Merger Terms in ‘Dual Listed Companies Structure and Basis of Preparation of Financial Statements’.

(g)
65,000 (2001: 30,000; 2000: 415,000) shares paid to 71 cents and 1,351,500 (2001: 2,630,000; 2000: 3,833,500) shares paid to 67 Australian cents were converted to fully paid during 2002. There were no partly paid shares issued during the year (2001: nil; 2000: nil). Including bonus shares, 1,815,916 shares were issued on conversion of these partly paid shares. 650,000 (2001: 1,025,000) partly paid shares are entitled to 692,315 (2001: 1,091,728) bonus shares on becoming fully paid.

(h)
As a consequence of the OneSteel Limited spin-out an instalment call of 66 Australian cents per share (pre bonus issue) was made on partly paid shares which was then immediately replaced by application of the capital reduction.

(i)
The Dividend Investment Plan (DIP) and Bonus Share Plan (BSP) each provide shareholders with the opportunity to receive additional shares in lieu of cash dividends. Shares issued during 2000 were issued at a discount of 2.5 per cent from the market price. Market price is the average market price of a specified five-day period prior to issue. The DIP was suspended following payment of the November 1999 half yearly dividend. Since that dividend was unfranked the BSP was suspended in accordance with BHP Billiton Limited’s Constitution and Rule 8 of the BSP on 17 September 1999.

(j)	The number of shares issued on options exercised after 7 July 2001 includes bonus shares.
(k)
During the year ended 30 June 2002, BHP Billiton Limited repurchased 4,134,622 shares at a weighted average price of A$8.83 per share, in accordance with its announced share buy-back program. The buy-back program allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited.

(l)
During the period 1 July 2002 to 2 September 2002, 1,283,554 Executive Share Scheme partly paid shares were paid up in full, 3,561,997 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options and 918,120 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS

Summary of BHP Billiton Group employee share ownership plans

The following table is a summary of the employee share ownership plans and employee share awards of BHP Billiton Limited and BHP Billiton Plc. The subsequent tables and associated footnotes provide more information in relation to that contained in the summary table.
	Number of awards outstanding at 30 June 2002	Number of awards issued during year ended 30 June 2002	Fair value of an award issued during year ended 30 June 2002 US$
Restricted Share Scheme	5,028,614	5,316,014	1.65
Co-Investment Plan	940,006	961,642	2.63
Employee Share Plan (shares)	45,827,460	—	—
Employee Share Plan (options)	60,944,303	14,077,500	1.22
Executive Share Scheme	3,317,315	—	—
Performance Right (LTI)	9,379,187	4,933,000	1.86
Performance Right (MTI)	222,892	222,892	2.97
Bonus Equity Plan	957,035	957,035	4.76

BHP Billiton Plc share awards

The following tables relate to awards issued under the BHP Billiton Plc Restricted Share Scheme and Co-Investment Plan.

	Restricted Share Scheme (a)			Co-Investment Plan (b)
	2002	2001	2000	2002	2001	2000
Number of awards issued since commencement of the Plan (c)	5,316,014			961,642
Number of awards remaining under the Plan	5,028,614			940,006

During the period
Awards issued	5,316,014			961,642
Participating employees	239			126
Average issue/exercise price (£)	—			—
Market value of issues (US$ million) (d)	—			—
Proceeds from issues (US$ million)	—			—
Shares issued on exercise of awards	—			—
Employees exercising awards	8			2
Market value of shares on exercise of awards (US$ million)	—			—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

				Awards outstanding at:
Month of issue	Number issued	Number of recipients	Number exercised	Shares issued on exercise	Number lapsed	Balance date	Date of Directors’ Report	Exercise price £	Exercise period/ release date
Restricted Share Scheme (a) (o)
November 2001(Share awards)	274,914	1	—	—	—	274,914	274,914	—	8 Nov 2004
October 2001 (Share awards)	4,178,100	197	51,320	51,320	222,880	3,903,900	3,681,200	—	1 Oct 2004
October 2001 (Options)	863,000	41	1,833	1,833	11,367	849,800	818,600	—	Oct 2004-Sept 2008

						5,028,614	4,774,714

Co-Investment Plan (b) (o)
November 2001	94,851	1	—	—	—	94,851	94,851	—	Nov 2003-Apr 2006
October 2001	866,791	125	6,131	6,131	15,505	845,155	753,455	—	Oct 2003-Mar 2006

						940,006	848,306

		2002		2001		2000
	Number	Weighted average exercise price £	Number	Weighted average exercise price £	Number	Weighted average exercise price £
Restricted Share Scheme awards
Outstanding at start of period (c)	—
Granted during the period	5,316,014
Exercised during the period	(53,153)
Lapsed during the period	(234,247)

Outstanding at end of period	5,028,614

Exercisable	—
Not exercisable	5,028,614

Co-Investment Plan awards
Outstanding at start of period (c)	—
Granted during the period	961,642
Exercised during the period	(6,131)
Lapsed during the period	(15,505)

Outstanding at end of period	940,006

Exercisable	—
Not exercisable	940,006

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

BHP Billiton Limited employee share awards

The following tables relate to shares and options issued under the BHP Billiton Limited Employee Share Plan, shares under the Bonus Equity Plan, Performance Rights issued under the BHP Performance Share Plan, and partly paid shares issued under the Executive Share Scheme. Unless otherwise indicated details of the Plans, including comparatives, are presented including, where applicable, a bonus element to which the participant became entitled with effect from 29 June 2001, as a result of the DLC merger.

	Employee Share Plan (f)
	Shares			Options
	2002	2001	2000	2002	2001	2000
Number of shares and options issued since commencement of the Plan	373,745,102	373,745,102	373,745,102	177,965,075	163,887,575	148,643,007
Number of shares and options remaining under the Plan	45,827,460	62,781,518	87,469,376	60,994,303	74,588,800	87,217,403
Loans outstanding (US$ million) (g)	135	166	305

During the period
Shares and options issued	—	—	—	14,077,500	15,244,568	2,158,030
Participating employees				266	367	20
Average issue/exercise price (A$)				8.98	9.13	8.79
Market value of issues (US$ million) (d)				—	—	—
Proceeds from issues (US$ million)				—	—	—
Shares issued on exercise of options				22,955,508	16,104,063	19,224,080
Employees exercising options				12,081	9,431	8,562
Market value of shares on exercise of options (US$ million)				132	84	105
Proceeds from exercise of options (US$ million)				94	65	99

	Executive Share Scheme partly paid shares (h)			Performance Rights (i)(j)(k)
	2002	2001	2000	2002	2001	2000
Number of shares and Performance Rights issued since commencement of the Plans	50,529,280	50,529,280	50,529,280	11,827,871	6,671,979	2,141,100
Number of shares and Performance Rights remaining under the Plans	3,317,315	5,133,231	8,576,076	9,602,079	5,815,538	1,712,879

During the period
Shares and Performance Rights issued	—	—	—	5,155,892	4,530,879	—
Participating employees				118	115	—
Average issue price (A$)				—	—	—
Market value of issues (US$ million) (d)				—	—	—
Proceeds from issues (US$ million)				—	—	—
Shares issued on exercise of Performance Rights (k)				—	311,665	154,883
Employees exercising Performance Rights				21	1	1
Market value of shares on exercise of Performance Rights (US$ million)				6	2	1

	Bonus Equity Share Plan (l)
	2002	2001	2000
Number of awards issued since commencement of the Plan	957,035	—	—
Number of awards remaining under the plan	957,035	—	—

During the period
Awards issued	957,035	—	—
Participating employees	117	—	—
Average issue price (A$)	—	—	—
Market value of issues (US$ million) (d)	—	—	—
Proceeds from issues (US$ million)	—	—	—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

				Awards outstanding at:
Month of issue	Number issued	Number of recipients	Number exercised (m)	Shares Issued on exercise	Number lapsed	Balance date	Date of Directors’ Report	Exercise price A$(n)	Exercise Period
Employee Share Plan options
November 2001	6,870,500	113	—	—	52,521	6,817,979	6,674,527	$8.99	Oct 2004-Sept 2011
November 2001	7,207,000	153	8,034	8,034	175,384	7,023,582	6,940,770	$8.98	Oct 2004-Sept 2011
December 2000	3,444,587	67	25,000	51,627	—	3,392,960	3,377,527	$9.41	July 2003-Dec 2010
December 2000	2,316,010	59	110,500	228,194	86,734	2,001,082	1,906,765	$9.40	July 2003-Dec 2010
November 2000	1,719,196	44	30,000	61,953	111,515	1,545,728	1,531,139	$8.97	July 2003-Oct 2010
November 2000	7,764,776	197	320,500	661,864	48,530	7,054,382	6,874,443	$8.96	July 2003-Oct 2010
April 2000	61,953	3	—	—	—	61,953	61,953	$8.29	April 2003-April 2010
April 2000	937,555	5	—	—	138,362	799,193	799,193	$8.29	April 2003-April 2010
December 1999	413,020	1	—	—	—	413,020	413,020	$9.30	April 2002-April 2009
December 1999	309,765	1	—	—	—	309,765	309,765	$8.19	April 2002-April 2009
October 1999	123,906	6	25,000	51,628	20,651	51,627	—	$8.26	April 2002-April 2009
October 1999	105,320	3	2,000	4,130	30,977	70,213	70,213	$8.26	April 2002-April 2009
July 1999	206,510	1	—	—	—	206,510	206,510	$8.29	April 2002-April 2009
April 1999	44,474,822	45,595	3,630,400	7,498,797	19,586,026	17,389,999	15,548,345	$7.62	April 2002-April 2009
April 1999	16,901,398	944	1,671,500	3,451,816	6,226,585	7,222,997	6,655,095	$7.61	April 2002-April 2009
April 1998	366,555	16	67,500	139,394	—	227,161	216,836	$7.14	April 2001-April 2003
April 1998	289,114	23	104,500	215,802	10,326	62,986	62,986	$7.13	April 2001-April 2003
November 1997	3,261,619	3,501	1,022,900	2,112,389	611,271	537,959	472,082	$7.53	Nov 2000-Nov 2002
November 1997	16,336,800	16,411	6,238,950	12,882,403	2,314,255	1,140,142	1,027,181	$7.53	Nov 2000-Nov 2002
October 1997	11,234,144	511	4,192,934	8,658,827	109,451	2,465,866	2,061,106	$7.42	Oct 2000-Oct 2002
October 1997	8,243,879	379	2,874,064	5,935,229	310,798	1,997,852	1,698,413	$7.42	Oct 2000-Oct 2002
July 1997	413,020	1	200,000	413,020	—	—	—	$9.18	July 2000-July 2002
July 1997	816,747	36	228,500	471,875	143,525	201,347	—	$9.19	July 2000-July 2002
October 1996	1,751,411	46	645,000	1,331,989	419,422	—	—	$7.53	Oct 1999-Oct 2001
October 1996	2,244,144	66	1,047,200	2,162,572	81,572	—	—	$7.53	Oct 1999-Oct 2001

						60,994,303	56,907,869

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

				Awards outstanding at:
Month of issue	Number issued	Number of recipients	Number exercised (m)	Shares Issued on exercise	Number lapsed	Balance date	Date of Directors’ Report	Exercise price A$(n)	Exercise Period
Performance Rights (o)
November 2001 (LTI) (i)	4,770,800	110	8,610	8,610	102,990	4,659,200	4,508,031	—	Oct 2004- Sept 2011
October 2001 (LTI) (i)	162,200	2	—	—	—	162,200	162,200	—	Oct 2004-Sept 2011
October 2001 (MTI) (j)	222,892	6	—	—	—	222,892	222,892	—	Oct 2003- Mar 2006
December 2000 (LTI) (i)	387,601	11	—	—	—	387,601	387,601	—	July 2003- Dec 2010
November 2000 (LTI) (i)	4,143,278	104	372,611	769,479	113,581	3,260,218	2,718,966	—	July 2003- Oct 2010
March 1999 (LTI) (i)	2,141,100	1	575,000	1,231,132	—	909,968	—	—	Mar 1999- Mar 2009

						9,602,079	7,999,690

Bonus Equity Plan awards (l)
November 2001	957,035	117	—	—	—	957,035	944,138	—	Nov 2004- Oct 2006

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

	Number	2002 Weighted average exercise price A$	Number	2001 Weighted average exercise price A$	Number	2000 Weighted average exercise price A$
Employee Share Plan options
Outstanding at start of period	74,588,800	7.92	87,217,403	7.92	127,815,307	8.13
Granted during the period	14,077,500	8.98	15,244,568	9.13	2,158,030	8.79
Exercised during the period (e)	(22,946,098)	7.66	(16,104,063)	7.59	(18,127,299)	8.69
Lapsed during the period	(4,725,899)	7.78	(11,769,108)	7.73	(24,628,635)	8.53
Outstanding at end of period	60,994,303	8.29	74,588,800	7.92	87,217,403	7.92

Exercisable	32,297,444	7.62	18,643,279	7.54	3,156,247	8.00
Not exercisable	28,696,859	9.04	55,945,521	8.06	84,061,156	7.92

Performance Rights
Outstanding at start of period	5,815,538		1,712,879		2,087,572
Granted during the period	5,155,892		4,530,879		—
Exercised during the period	(1,152,780)		(428,220)		(374,693)
Lapsed during the period	(216,571)		—		—

Outstanding at end of period	9,602,079		5,815,538		1,712,879

Exercisable	53,529		—		—
Not exercisable	9,548,550		5,815,538		1,712,879

Bonus Equity Plan awards	—		—		—
Outstanding at start of period	—		—		—
Granted during the period	957,035		—		—
Exercised during the period	—		—		—
Lapsed during the period	—		—		—
Outstanding at end of period	957,035		—		—

Exercisable	—		—		—

Not exercisable	957,035		—		—

Fair valuation of employee share awards

Fair valuation of awards as presented below represents the value of awards issued under employee ownership plans of BHP Billiton Plc and BHP Billiton Limited. The values relate to the awards granted during the period and are measured at grant date.

	2002 US$	2001 US$	2000 US$

Fair value of a Restricted Share Scheme award	1.65 (p)
Fair value of a Co-Investment Plan matching award	2.63 (p)
Fair value of an Employee Share Plan option	1.22 (p)	1.61 (p)	(q)
Fair value of a Performance Right (LTI)	1.86 (p)	3.70 (p)
Fair value of a Performance Right (MTI)	2.97 (p)
Fair value of a Bonus Equity Plan award	4.76 (r)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

The fair values of Employee Share Plan options and Performance Rights granted were estimated using Black-Scholes option pricing techniques for the purpose of disclosure required by US Statement of Financial Accounting Standards No. 123. Significant assumptions used in applying this formula were as follows:

	2002	2001		2000
Restricted Share Scheme awards (p)
Risk free interest rate	4.8%
Estimated life of awards	5 years (s)
Estimated volatility of share price	20.0%
Dividend yield	2.2%

Co-Investment Plan matching awards (p)
Risk free interest rate	4.6%
Estimated life of awards	4 years (s)
Estimated volatility of share price	20.0%
Dividend yield	2.2%

Employee Share Plan options (p)
Risk free interest rate	4.8%		6.6%	(q	)
Estimated life of options	5 years (s)		10 years (s)	(q	)
Estimated volatility of share price	20.0%		30.3%	(q	)
Estimated amount of dividends per share		A$	0.247	(q	)
Dividend yield	2.2%

Performance Rights (LTI)
Risk free interest rate	4.8%		6.6%
Estimated life of Performance Rights	5 years (s)		10 years (s)
Estimated volatility of share price	20.0%		30.3%
Estimated amount of dividends per share		A$	0.247
Dividend yield	2.2%

Performance Rights (MTI)
Risk free interest rate	4.6%
Estimated life of Performance Rights	4 years (s)
Estimated volatility of share price	20.0%
Dividend yield	2.2%

(a)
Awards under the Restricted Share Scheme (RSS) were made at the discretion of the Trustees of the Billiton Employee Share Ownership Trust or by BHP Billiton Plc. In respect of the Executive Directors, awards are made on the recommendation of the Remuneration Committee and, in the case of other employees, the Remuneration Committee recommends the level of award following proposals from the Executive Committee. Awards are normally made annually in the six weeks after the announcement of the annual or interim results. In 2001, Mr Gilbertson’s awards were made after shareholder approval at the AGM in October 2001. An award takes the form of conditional awards or share options in BHP Billiton Plc and was made subject to performance conditions that are set by the Remuneration Committee. The Remuneration Committee also recommends the value of the ordinary shares to be comprised in an award and this value does not exceed 100 per cent of a participant’s annual base salary.

Subject to the performance conditions being met and the extent to which they are met, the award/option will vest and the participant will become absolutely entitled to the appropriate number of ordinary shares (if any), or if relevant, entitled to exercise options over the relevant number of ordinary shares subject to paying over to the Trust or to BHP Billiton Plc any tax liability arising on the vesting of the award/option. The Employee Share Ownership Trust is a discretionary Trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The Trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the RSS. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

If prior to vesting of an award, a participant ceases to be employed because of resignation or termination for cause, that award will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the award will become exercisable depending on the circumstances of cessation.

Awards were made in October 2001 and November 2001 upon the following terms:

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

(i)	the performance condition compares BHP Billiton Plc’s total shareholder return (TSR) over the performance period with a global comparator group of companies over the same period.
(ii)	awards will vest by reference to the relative position of BHP Billiton Plc’s TSR compared to the global comparator group of companies.
(iii)
if the performance hurdles are not achieved by the end of a three-year period, then 75 per cent of the award lapses. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the award lapses.

(iv)
in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Plc’s TSR over the relevant performance period must be equal to or in excess of 2 per cent per annum over the UK Retail Price Index.

(v)
the amount of shares that vest under the RSS will not be greater than the amount of Performance Rights that can be exercised under the BHP Billiton Limited Performance Share Plan (PSP). The performance hurdles under the PSP are calculated on the same basis as those described above, but using the BHP Billiton Limited TSR compared to the TSR of the same global comparator group, and the Australian Consumer Price Index as the basis for the absolute measure. Refer footnote (i) below.

(vi)	awards are not transferable. Awards carry no right to dividends and no voting rights.

(b)
Invitations to participate in the Co-Investment Plan (CIP) are made to selected employees (including Executive Directors) of the BHP Billiton Plc Group. The selected employees are asked to indicate the proportion of their discretionary annual bonus for the current financial year they wish to invest in the CIP subject to the minimum and maximum investment limits set by the Remuneration Committee. Within those limits, part of the bonus that would otherwise have been paid in cash is used to acquire ordinary shares in BHP Billiton Plc. These are known as committed shares. Each invitee who acquired committed shares was also granted an award (a matching award) over shares in BHP Billiton Plc. Matching awards are normally granted during the 42-day period commencing on the day on which BHP Billiton Plc releases its results for any financial period. In 2001, Mr Gilbertson’s awards were made after shareholder approval at the AGM in October 2001. The matching award entitles the participant to acquire a number of shares in BHP Billiton Plc for nil consideration, subject to the satisfaction of performance conditions and the continuing employment of the participant.

If prior to vesting of a matching award, a participant ceases to be employed because of resignation or termination for cause, the participant’s committed shares will be forfeited and the related matching award will also lapse and cease to be exercisable. If a participant ceases to be employed for any other reason, then the entire committed share vests and either all or a proportion of the matching award relevant for the period of cessation will vest, depending on the circumstances of cessation.

Awards were made in October 2001 and November 2001 upon the following terms:
(i)	the performance condition compares BHP Billiton Plc’s TSR over the performance period with a global comparator group of companies over the same period.
(ii)	awards will vest by reference to the relative position of BHP Billiton Plc’s TSR compared to the global comparator group of companies.
(iii)
the vesting of matching awards is determined by reference to two performance periods. The first performance period is two years in length. If the performance hurdles are achieved at the end of the first performance period, the corresponding number of shares under matching award will vest. At this time the participant has the option to remain within the plan and enter the second performance period or leave the plan. Should the participant leave the plan at the end of the first performance period, committed shares are released together with any shares under the matching award that may have vested. All remaining shares under the matching award lapse.

(iv)
the second performance period is a further two years. At the end of this two-year period, subject to continuing employment, committed shares will be released and a number of shares subject to a matching award will vest to the extent the performance condition is met. If the performance condition has not been met at the end of the second performance period no additional shares under the matching award will vest. However, any shares that vested under the matching award for the first performance period may be exercised and the remaining shares under the matching award that have not vested will lapse.

(v)
in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Plc’s TSR over the relevant performance period must be equal to or in excess of 2 per cent per annum over the UK Retail Price Index.

(vi)
the amount of shares under the matching award that vest cannot be greater than matching awards that vest under the BHP Billiton Limited Medium Term Incentive (MTI) plan. The performance hurdles under the MTI are calculated on the same basis as those described above, but using the BHP Billiton Limited TSR compared to the TSR of the same global comparator group, and the Australian Consumer Price Index as the basis of the absolute measure. Refer footnote (j) below.

(vii)	awards are not transferable. Awards carry no right to dividends and no voting rights.
Awards issued as presented in the preceding tables represents both committed awards and matching awards.
(c)	All awards issued under the RSS prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after consummation of the merger only.
(d)
Options, Performance Rights and awards issued under the Bonus Equity Plan, RSS and CIP are not transferable nor are they listed and as such do not have a market value. Refer footnote (p) for estimated fair values.

(e)
The number of shares issued on exercise of options is reported inclusive of a bonus element in relation to the 29 June 2001 bonus issue. The number of shares issued on exercise of options for the year ended 30 June 2002 does not agree with the number of shares issued as reported in note 22 in circumstances where application of the bonus factor of 1.0651 would result in an entitlement to less than one whole share. In such cases, in accordance with the rules of the plan, an additional share is issued to the holder of the option.

(f)
The Employee Share Plan provides eligible employees of BHP Billiton Limited Group with the opportunity to acquire fully paid ordinary shares or options for ordinary shares in BHP Billiton Limited at such times as the Directors deem appropriate. If prior to vesting of an option, a participant ceases to be employed because of resignation or termination for cause, that option will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the options will become exercisable depending on the circumstances of cessation.

Shares and options are issued under the Employee Share Plan on the following terms:

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

(i)	the limit on the number of shares and outstanding options or other rights issued under the Plan is 8 per cent of issued ordinary capital.
(ii)	shares may be offered for subscription for market value (which is the weighted average market price over the five days prior to issue) less a discount not exceeding 10 per cent.
(iii)	Board of Directors may specify an issue price for an option. The exercise price of an option is market value less a discount not exceeding 10 per cent.
(iv)
where shares are offered, interest free employee loans are available to fund the purchase of shares for a maximum period of 20 years, repayable by application of dividends or an equivalent amount. Any amounts outstanding are repayable at the end of that 20-year period.

(v)
at cessation of employment an extension of the loan repayment period may be granted if the outstanding loan is in a non profitable position or if immediate payment may cause unnecessary hardship to the employee. The extension will be reviewed periodically. If during the extension period the shares become profitable or the circumstances causing the hardship no longer apply, BHP Billiton Limited will require repayment of the loan or arrange for the sale of those shares.

(vi)
each option is granted over one unissued share in BHP Billiton Limited. Following the bonus issue allotment on 9 July 2001, on exercise of each option outstanding as at 29 June 2001, 2.0651 shares are issued. Although exercise price is unaffected by the bonus share issue, data presented in the preceding tables has been adjusted to reflect the impact of the bonus issue on both the exercise price and the number of shares issued on exercise of options.

(vii)	the Board of Directors may apply performance hurdles to the exercise of options.
(viii)
options granted from April 1999 to April 2000 are 10-year options, not exercisable until after three years, and then only if performance hurdles are achieved. These performance hurdles relate to two comparator groups (ASX 100 index and a global comparator group). The BHP Billiton Limited Group’s performance in terms of TSR is measured against both of these groups to determine if performance hurdles have been achieved.

(ix)
options granted from November to December 2000 do not become exercisable until after 30 June 2003 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. BHP Billiton Limited’s performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. The options lapse if the hurdles have not been achieved within a two-year period. If the options are exercisable, they lapse ten years after issue.

(x)
options granted in October 2001 do not become exercisable until after 30 September 2004 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. BHP Billiton Limited’s performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. If the hurdles are not achieved by 30 September 2004, then 75 per cent of the options lapse. The TSR measurement is taken again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, the remaining 25 per cent of the options lapse. If the options are exercisable, they lapse on 30 September 2011.

(xi)	options are not transferable. Options carry no right to dividends and no voting rights.
(xii)	unexercised options will expire at the end of the exercise period.

(g)	Classified on the balance sheet as other debtors.
(h)
The Executive Share Scheme provided for senior executives to acquire partly paid ordinary shares in BHP Billiton Limited. Partly paid shares issued under the Executive Share Scheme were issued on the following terms:

(i)
only full-time executive employees (including Executive Directors) were eligible. Any eligible executive who continues to participate in the Employee Share Plan is ineligible to participate in the Executive Share Scheme.

(ii)	the limit on the number of shares under the Scheme is 2 per cent of issued ordinary capital.
(iii)	shares are offered at an issue price determined by Directors which is not less than a 10 per cent discount nor more than a 10 per cent premium on the appropriate market price.
(iv)
the balance outstanding on ordinary shares must be paid not later than 20 years after the date of issue. The balance of the price must also be paid no later than two years after termination of employment, but may be paid at any earlier time chosen by a participant.

(v)	the price payable at the time of compulsory payment may be varied if the market price (adjusted for the effects of any bonus, rights or other issue) is then lower than the issue price.
(vi)	there is no entitlement to dividends on the Scheme shares while they remain partly paid, unless Directors decide otherwise.
(vii)
shares issued under the Scheme prior to June 1996 are eligible immediately (even though partly paid) to participate in bonus, rights or other issues on the same basis as BHP Billiton Limited’s other ordinary shares. These bonus shares are held in escrow until the Scheme shares are fully paid.

(viii)
in respect of Executive Share Scheme share issues after June 1996, the issue of bonus shares will be deferred until the underlying Scheme shares are fully paid up. Such bonus shares will not attract or accrue dividends while their issue is deferred. Data as presented in the preceding tables has been adjusted to reflect the impact of the bonus issue which resulted from the DLC merger.

(ix)	voting rights attach in proportion to the amount paid up. Full voting rights apply when the shares are fully paid.
(i)
Performance Rights have been issued to executive officers under the BHP Billiton Limited Performance Share Plan as long-term incentives (LTI). Performance Rights constitute a right, issued by a trustee of a special purpose trust established by BHP Billiton Limited, to require the trustee to acquire a BHP Billiton Limited share on behalf of the executive, upon fulfillment of prescribed performance hurdles or completion of service conditions. Where a service condition or performance hurdle is fulfilled, related Performance Rights are exercisable. The trustee acquires shares either by purchase on market or subscription, and the shares are then held in trust until the executive requests that they be transferred. If prior to vesting of a Performance Right, a participant ceases to be employed because of resignation or termination for cause, the Performance Right will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the Performance Rights will become exercisable depending on the circumstances of cessation.

In addition to the above, Performance Rights are currently issued on the following terms:
(i)
a Performance Right entitles the beneficiary to one fully paid share in BHP Billiton Limited. The number of shares received on exercise of Performance Rights issued in March 1999 have been increased following the spin-out of OneSteel Limited to reflect the capital reduction impact on the value of BHP Billiton Limited shares. In addition, the number of shares received on exercise of Performance Rights on issue as at 29 June 2001 have been increased following the bonus issue which resulted from the DLC merger. Data, as presented in the preceding tables, has been adjusted to reflect the impact of the capital reduction and the bonus issue.

(ii)	the exercise price of Performance Rights is zero. Performance Rights are not transferable. Performance Rights carry no right to dividends, and no voting rights.
(iii)
Performance Rights will lapse if performance hurdles or service conditions are not satisfied or in other specified situations. Performance Rights lapse on the tenth anniversary of their date of issue unless previously exercised or lapsed in accordance with their terms of issue.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

(iv)
the performance hurdles attached to Performance Rights issued from November to December 2000 relate to a global comparator group of companies. BHP Billiton Limited’s performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. This measurement is first taken on 30 June 2003 and the Performance Rights lapse if the hurdles have not been achieved within the two years following this date.

(v)
the performance hurdles attached to Performance Rights issued in October and November 2001 relate to a global comparator group of companies. BHP Billiton Limited’s performance in terms of TSR in measured against this group of companies and the Australian Consumer Price Index to determine if the performance hurdles have been achieved. If the hurdles are not achieved by 30 September 2004, then 75 per cent of the Performance Rights lapse. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the Performance Rights lapse.

(j)
Performance Rights were also issued to executive officers in October 2001 as medium term incentives (MTI) with separate terms from those discussed in (i) above. This had the effect of aligning the remuneration policy applied to the executives of the BHP Billiton Limited Group with that applied to executives of the BHP Billiton Plc Group who are able to participate in the Co-Investment Plan.

The executives indicated the proportion of their incentive plan award for the current financial year to invest as medium term incentives, subject to the minimum and maximum investment limits set by the Remuneration Committee. Within those limits, part of the bonus that would otherwise have been paid in cash is used to acquire Performance Rights. This is known as the committed award.

Each executive who acquired a committed award was also granted a matching award over shares in BHP Billiton Limited. The matching award entitles participants to acquire a number of shares in BHP Billiton Limited for nil consideration, subject to the satisfaction of performance conditions and the continuing employment of the participant.

If prior to vesting of a matching award, a participant ceases to be employed because of resignation or termination for cause, the participant’s committed award will be forfeited, the related matching award will lapse and Performance Rights cease to be exercisable. If a participant ceases to be employed for any other reason, then the entire committed award vests and either all or a proportion of the Performance Rights under the matching award relevant for the period of cessation will vest, depending on the circumstances of cessation.

The awards have been made on the following terms:
(i)	the performance condition compares BHP Billiton Limited’s TSR over the performance period with the global comparator group of companies over the same period.
(ii)	awards will vest by reference to the relative position of BHP Billiton Limited’s TSR compared to the global comparator group of companies.
(iii)
the vesting of matching awards is determined by reference to two performance periods. The first performance period is two years in length. If the performance hurdles are achieved at the end of the first performance period, the corresponding number of Performance Rights under matching award will vest. At this time the participant has the option to remain within the plan and enter the second performance period or leave the plan. Should the participant leave the plan at the end of the first performance period, the committed award becomes exercisable together with any Performance Rights under the matching award that may have vested. All remaining Performance Rights under the matching award lapse.

(iv)
the second performance period is a further two years. At the end of this two-year period, subject to continuing employment, the committed award becomes exercisable and the corresponding number of Performance Rights subject to a matching award will vest. If the performance condition has not been met at the end of the second performance period no additional Performance Rights under the matching award will vest. However, any Performance Rights that vested under the matching award for the first performance period may be exercised, and the remaining Performance Rights under the matching award that have not vested will lapse.

(v)
in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Limited’s TSR over the relevant performance period must equal to or in excess of 2 per cent per annum over the Australian Consumer Price Index.

(vi)	the exercise price of Performance Rights is zero. Performance Rights are not transferable. Performance Rights carry no right to dividends, and no voting rights.

(k)
The number of shares received on exercise of Performance Rights issued in March 1999 have been increased following the spin-out of OneSteel Limited to reflect the capital reduction impact on the value of BHP Billiton Limited shares. In addition, the number of shares received on exercise of Performance Rights on issue as at 29 July 2001 have been increased following the bonus issue which resulted from the DLC merger.

(l)
The Bonus Equity Share Plan provides eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited. Employees who elected to take their incentive plan award in shares under the Plan also receive an uplift of 25 per cent so that for each A$1 of award taken as shares, A$1.25 worth of shares will be provided. The shares are either subscribed for or purchased on market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:

(i)
while the shares are held in trust, the employees are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited.

(ii)
if employment ceases while the shares are in trust, the shares awarded as part of the 25 per cent uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).

(m)	Represents the number of options and Performance Rights exercised, and has not been adjusted to take into account the bonus shares issued on exercise of options.

(n)
Although the exercise price of options was not effected by the bonus issue of shares, the exercise prices for options as stated have been adjusted to take into account the bonus issue of shares which took effect 29 June 2001. Exercise prices were also reduced by A$0.66 following the OneSteel Limited spin-out on 31 October 2000.

(o)	Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on market.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

(p)
The values of all awards granted during the year ended 30 June 2002 and of Employee Share Plan options and Performance Rights granted during the years ended 30 June 2001, including the significant key assumptions used to derive the values have been determined by an actuary at the request of the BHP Billiton Group. The BHP Billiton Group believes the values represent a reasonable estimate. Nevertheless, the assumptions used are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the BHP Billiton Group. The different nature of the awards which have been issued, year on year, with respect to the performance hurdles which have been established and the qualifying periods before the awards vest, results in variations to the respective valuations. The actual value to the holder may differ materially from the values shown. The values of Employee Share Plan options and Performance Rights granted in the year ended 30 June 2001 are shown after taking into account the bonus issue which resulted from the DLC merger.

(q)
Employee Share Plan options granted during the period ended 30 June 2000 are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group’s performance against either the performance of a number of Australian or international companies. Due to the nature of the performance hurdles which had been established for these options, and in the absence of an appropriate valuation technique, their fair value was considered to be indeterminable. Valuations are not available using the modified Black-Scholes option pricing techniques for options issued in prior periods.

(r)	The fair value of a Bonus Equity Plan award is equal to the market value of a BHP Billiton Limited share on the date of grant.

(s)	Subject to performance conditions.

Offers to take up shares and options under the Employee Share Plan and the Executive Share Scheme not accepted within the designated period, lapse. Accordingly, no shares or options remain available at balance date for issue to employees.

In (f) and (h) above, market price is the average market price of a specified five-day period prior to issue.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 24. RESERVES

	Share premium account 2002 US$M	Profit & loss account 2002 US$M	Share premium account 2001 US$M	Profit & loss account 2001 US$M
Opening balance	592	6,549	27	5,798
Retained profit for the year	—	906	—	775
Premium on issue of ordinary shares for cash	—	—	565	—
Transfer to profit and loss account for year (goodwill)	—	—	—	4
BHP Billiton Limited share buy-back program	—	(19)	—	—
Gain on shares issued under the BHP Billiton Plc share repurchase scheme	—	—	—	76
Exchange variations	—	25	—	(104)

Closing balance (a)	592	7,461	592	6,549

(a)	Cumulative goodwill set off against reserves on acquisitions prior to 1 July 1998 amounts to US$761 million (2001: US$761 million).

NOTE 25. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	2002 US$M	2001 US$M	2000 US$M
Profit for the financial year	1,690	1,529	1,506
Other recognised gains and losses	25	(763)	(502)

Total recognised gains and losses	1,715	766	1,004
Dividends	(784)	(754)	(788)
Issue of ordinary shares for cash	104	744	257
Share repurchase scheme (a)
BHP Billiton Plc	—	194	(2)
Share buy-back program (b)
BHP Billiton Limited	(19)	—	—
Capital reduction on OneSteel spin-out (refer note 22)	—	(650)	—
Transfer to profit and loss account for year (goodwill)	—	4	—

Net movement in shareholders’ funds	1,016	304	471
Shareholders’ funds at beginning of year	11,340	11,036	10,565

Shareholders’ funds at end of year	12,356	11,340	11,036

(a)
BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Strand Investment Holdings Limited) established for that purpose. 53,884,402 ordinary shares were purchased in the two years ended to 30 June 2000 at an aggregate purchase price of US$118 million, which were funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders’ funds. There was no intention to trade these shares and no dividends were paid in respect of them outside the BHP Billiton Group. Normally, The Companies Act 1985 requires that interests in own shares be included in the balance sheet as an asset. However, in this case the Directors considered that the arrangements were such that the shares owned by Strand Investment Holdings Limited had effectively been repurchased by the BHP Billiton Group and so did not constitute an asset of the BHP Billiton Group and that to show them as such would fail to show a true and fair view. During the year ended 30 June 2001 these shares were reissued and no shares were held by Strand Investment Holdings Limited at that date. Nor are any such shares held by Strand Investment Holdings Limited at 30 June 2002. Strand Investment Holdings Limited was consolidated as part of the BHP Billiton Group in each of the years described.

(b)	Refer note 22.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 26. SIGNIFICANT ACQUISITIONS AND DISPOSALS

Acquisitions

Rio Algom

In October 2000 the BHP Billiton Group acquired 100 per cent of the equity shares of Rio Algom Limited for consideration of US$1,187 million. At 30 June 2001 based on provisional fair valuation adjustments, the net assets acquired were US$1,136 million giving rise to positive goodwill of US$51 million.

During the current year, the provisional fair valuation adjustments were revised following finalisation of a review of deferred tax, pension liabilities and assessed fair values. Details of those adjustments are provided in the table below. As a result goodwill has reduced by US$38 million to US$13 million.

	Provisional fair value US$M	Fair value adjustments US$M	Final fair value US$M
Tangible fixed assets	1,012	104	1,116
Investments	582	(42)	540
Stocks	264	—	264
Debtors	194	—	194
Cash including money market deposits	131	—	131
Creditors—amounts falling due within one year	(245)	—	(245)
Creditors—amounts falling due after more than one year	(665)	—	(665)
Provisions for liabilities and charges	(137)	(24)	(161)

Net assets acquired	1,136	38	1,174
Goodwill	51	(38)	13

Consideration	1,187	—	1,187

Disposals

Metals Distribution business

Effective 31 October 2001, BHP Billiton contributed its metals distribution business (the NAMD business) to a newly formed joint venture Integris Inc. in exchange for a 50 per cent interest in the joint venture. Alcoa Inc., a Delaware corporation, contributed its metals distribution business in exchange for the remaining 50 per cent interest in the joint venture. Net assets of the NAMD business at 31 October 2001 were US$156 million.

Ok Tedi

BHP Billiton has completed its withdrawal from the Ok Tedi copper mine (Papua New Guinea). BHP Billiton transferred its 52 per cent interest to an independent Program Company that will operate for the benefit of the people of Papua New Guinea. A series of legal releases, indemnities and warranties have been established which will protect BHP Billiton from certain legal liabilities for the period after its exit.

BHP Billiton will provide financial support to the Program Company by way of a fully repayable, interest free facility of up to US$100 million for a period of three years (until it has built up its own funds) with repayment arrangements if these are used and, in the event of an Ok Tedi Mining Ltd request in a drought situation, has agreed to pre-purchase copper concentrate up to an agreed level.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 27. COMMITMENTS

	2002 US$M	2001 US$M

Capital expenditure commitments not provided for in the accounts
Due not later than one year	1,348	994
Due later than one year and not later than five years	271	440

Total capital expenditure commitments	1,619	1,434

Lease expenditure commitments
Finance leases (a)
Due not later than one year	6	13
Due later than one year and not later than five years	20	28
Due later than five years	30	41

Total commitments under finance leases	56	82
deduct Future financing charges	21	19

Finance lease liability	35	63

Operating leases (b)
Due not later than one year (c)	169	286
Due later than one year and not later than five years	375	475
Due later than five years	274	373

Total commitments under operating leases	818	1,134

Other commitments (d)
Due not later than one year
Supply of goods and services	181	177
Royalties	27	22
Exploration expenditure	13	34
Chartering costs	55	50

	276	283

Due later than one year and not later than five years
Supply of goods and services	579	613
Royalties	82	93
Exploration expenditure	28	32
Chartering costs	164	93

	853	831

Due later than five years
Supply of goods and services	650	737
Royalties	150	164
Chartering costs	154	85

	954	986

Total other commitments	2,083	2,100

(a)	Finance leases are predominantly related to leases of dry bulk carriers for the Transport and Logistics business. Refer notes 19 and 20.
(b)
Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 27. COMMITMENTS continued

(c)	The BHP Billiton Group has commitments under operating leases to make payments totalling US$169 million in the next year as follows:

	2002 US$M	2001 US$M

Land and buildings
Leases which expire:
Within one year	15	3
Between two and five years	6	16
Over five years	13	17

	34	36

Other operating leases
Leases which expire:
Within one year	80	148
Between two and five years	20	47
Over five years	35	55

	135	250

(d)
Included in other commitments is an amount of US$684 million (2001: US$656 million) representing Boodarie™ Iron’s continuing operating commitments under a number of take or pay contracts for supply of products/services.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS

The BHP Billiton Group operates or participates in a number of pension schemes throughout the world. The more significant schemes relate to businesses in Australia, South Africa, the US and Canada.

	2002 US$M	2001 US$M	2000 US$M
The pension charge for the year is as follows:
Defined contribution schemes	61	66	45
Industry-wide schemes	18	21	25
Defined benefit schemes
Regular cost	59	48	111
Variation cost	14	(13)	(22)
Interest cost	(18)	4	—

	134	126	159

To the extent that there is a difference between pension cost and contributions paid, a prepayment or creditor arises. The accumulated difference provided in the balance sheet at 30 June 2002 gives rise to a prepayment of US$225 million (2001: prepayment of US$191 million; 2000: prepayment of US$208 million).

The assets of the defined contribution schemes are held separately in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year.

The industry-wide schemes in South Africa are accounted for on the basis of contributions due in the financial year.

The remaining pension schemes are defined benefit schemes. Some of the defined benefit schemes have their assets held separately in independently administered funds and others are unfunded. The pension costs and funding for these schemes are assessed in accordance with the advice of professionally qualified actuaries based on the most recent actuarial valuations available.

The actuarial valuations for SSAP 24 purposes determined pension costs using the projected unit method for most schemes. There are exceptions for some schemes that are closed to new members where the attained age method was used. The assumptions used varied by scheme. For the purposes of calculating the accounting charge, surpluses or deficiencies will be recognised through the variation cost component in future accounting periods as a level percentage of payroll.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

Of the significant funded schemes there were 19 with funding levels ranging from 61 per cent to 167 per cent. These funding levels are based on a mix of market values and actuarial values of the assets. At the date of the most recent actuarial valuations, the combined market value of these schemes’ assets was US$1,754 million.

For the four largest schemes, the main economic assumptions used, market and actuarial value of assets and funding levels at the respective dates of the most recent formal actuarial valuations are as follows:

	BHP Billiton Superannuation Fund	Pension Plan for Hourly Employees of BHPCopper Inc	BHP USA Retirement Income Plan	New Zealand Steel Pension Fund
Country	Australia	USA	USA	New Zealand
Date of valuation	1 July 2000	1 Jan 2001	1 Jan 2001	31 March 2001
Investment return	9.0%	8%	8%	6%
Salary growth	6.0%	n/a	4.5%	4%
Pension increases	0%	0%	0%	0%
Asset valuation method	Market value	Market value	5-year smoothing	Market value
Market value of fund (US$ million)	801	208	150	42
Actuarial value of fund (US$ million)	801	208	141	42
Funding level	120%	121%	113%	64%

The BHP Billiton Group provides healthcare benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post-retirement benefit charge, net of employees’ and retirees’ contributions paid, in respect of these benefits was US$2 million (2001: US$6 million) including exchange variations of US$14 million (2001: US$9 million).

The charge has been calculated in accordance with UK applicable accounting standards. Where there is a surplus or deficiency between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component as a level percentage of payroll. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:

	South Africa	US	Canada	Suriname
Ultimate healthcare inflation rate	8%	5.5%	3%	5%
Discount rate	12%	7.75%	6.5%	6.5%

FRS17 Retirement Benefits

Whilst the SSAP24 disclosure and measurement principles have been applied in accounting for pensions and post-retirement medical benefits in these financial statements, additional disclosures are provided under FRS 17 ‘Retirement benefits’. The eventual aim of FRS 17 is to move from a long-term approach under SSAP24 to a market-based approach in valuing the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding.

Currently, FRS17 only has to be applied to disclosures. This is the second year that disclosures have been made for the BHP Billiton Group under FRS17, and this year they extend to performance statement information for the first time.

The BHP Billiton Group operates a number of defined benefit schemes in Australia and New Zealand, Canada, the US, Europe, South Africa and South America. Full actuarial valuations for most schemes were carried out as at 30 June 2002 by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries ranged from:

	Australia & NZ	Canada	US	Europe	South Africa	South America
Salary increases	3% to 4.5%	3.5% to 4.5%	3.5% to 4.5%	3% to 4.75%	7.75% to 9%	2% to 5.57%
Pension increases	0%	0%	0% to 3%	2.5% to 5%	3.75% to 5.5%	2% to 3.5%
Discount rate	4.75% to 6%	6.5% to 7%	6.5% to 7%	5.5% to 6%	8.75% to 9.25%	6% to 9.71%
Inflation	2% to 3%	2% to 3%	2% to 3%	2.5% to 2.75%	7%	2% to 3.5%

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

This compares with those at 30 June 2001 which ranged from:

	Australia	Canada	US	Europe	South Africa	South America
Salary increases	4%	3.5% to 4.5%	3.5% to 5%	2% to 6%	7%	2% to 5.8%
Pension increases	0%	0%	0% to 3%	2% to 2.75%	3.25% to 3.5%	2% to 3.5%
Discount rate	5.5%	6.5% to 7.0%	6.5% to 7.75%	6% to 6.2%	8.25% to 8.5%	6% to 9.7%
Inflation	3%	2% to 3%	2% to 4%	2% to 2.75%	6%	2% to 3.5%

The fair market value of the assets, the development of the surplus (deficit) of the main defined benefit schemes at 30 June 2002 were (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Bonds	163	52	29	51	19	41	355
Equities	307	27	256	63	59	2	714
Property	64	—	—	—	—	—	64
Cash and net current assets	17	13	3	16	12	1	62
Insured annuities	—	—	—	16	—	—	16

Total assets	551	92	288	146	90	44	1,211
Actuarial liabilities	(634)	(81)	(400)	(179)	(62)	(31)	(1,387)
Unrecognised surplus	—	(21)	—	—	(29)	—	(50)

Surplus (deficit)	(83)	(10)	(112)	(33)	(1)	13	(226)
Related deferred tax (liability)/asset	25	4	39	10	—	(5)	73

Net pension asset (liability)	(58)	(6)	(73)	(23)	(1)	8	(153)

The expected rates of return on these asset categories at 30 June 2002 were:

	Australia & NZ	Canada	US	Europe	South Africa	South America
Bonds	5% to 6.5%	6% to 6.5%	7%	5% to 5.75%	8.75% to 9.25%	6% to 9.71%
Equities	7% to 9%	7.5% to 9.5%	8.7%	7.5% to 8%	13% to 13.5%	9.71%
Property	6% to 8%	n/a	n/a	n/a	13%	n/a
Cash and net current assets	7.27%	1% to 4%	7%	3% to 4%	6.5% to 10%	9.71%
Insured annuities	n/a	n/a	n/a	6%	n/a	n/a

Total assets	6% to 8%	4% to 6.9%	8.5%	4.5% to 7.2%	10.45% to 11.75%	6% to 9.71%

The corresponding figures at 30 June 2001 were (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Bonds	182	60	66	42	26	33	409
Equities	372	53	373	56	72	2	928
Property	74	—	—	—	—	—	74
Cash and net current assets	13	17	6	20	15	1	72

Total assets	641	130	445	118	113	36	1,483
Actuarial liabilities	(673)	(108)	(450)	(139)	(71)	(27)	(1,468)
Unrecognised surplus	—	(12)	(6)	—	—	—	(18)

Surplus (deficit)	(32)	10	(11)	(21)	42	9	(3)
Related deferred tax (liability)/asset	10	(4)	4	6	(13)	(3)	—

Net pension asset (liability)	(22)	6	(7)	(15)	29	6	(3)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

The expected rates of return on the asset categories at 30 June 2001 were:

	Australia & NZ	Canada	US	Europe	South Africa	South America
Bonds	6%	6% to 6.5%	7.5%	5% to 6%	8.25% to 8.5%	6% to 9.7%
Equities	9%	9% to 9.5%	8.6%	6% to 8%	10.5% to 12%	6% to 9.7%
Property	8%	n/a	n/a	8%	10.5%	0% to 6%
Cash and net current assets	n/a	1% to 4%	7.5%	4% to 6.1%	6.5% to 8.5%	6% to 9.7%

Total assets	6% to 8%	4% to 8%	8.5%	5.7% to 6.65%	8.85% to 10.9%	6% to 8%

Analysis of the operating costs in the year ended 30 June 2002 (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Current service cost	42	3	10	7	3	2	67
Past service cost (credit)	—	—	2	(1)	—	—	1
Curtailment losses (gains)	—	—	—	—	—	—	—
Previously unrecognised surplus deducted from curtailment losses	—	(1)	—	—	—	—	(1)

Total operating charge	42	2	12	6	3	2	67

Analysis of the financing credit in the year ended 30 June 2002 (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Expected return on pension schemes’ assets	53	4	28	8	9	2	104
Interest on pension schemes’ liabilities	(37)	(5)	(27)	(9)	(5)	(2)	(85)

Net return (cost)	16	(1)	1	(1)	4	—	19

Analysis of statement of total recognised gains and losses (STRGL) in the year ended 30 June 2002 (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Actual return less expected return on pension schemes’ assets	(82)	(3)	(78)	(18)	(1)	31	(151)
Experience gains (losses) arising on the schemes’ liabilities	33	—	—	8	(7)	(18)	16
Changes in assumptions underlying the present value of the schemes’ liabilities	—	—	(23)	(15)	(2)	—	(40)
Other gains (losses) under paragraph 67 (d)	—	(1)	6	—	—	—	5
Loss pursuant to legislative change with regard to South African surpluses	—	—	—	—	(29)	—	(29)

Actuarial gain (loss) recognised in STRGL	(49)	(4)	(95)	(25)	(39)	13	(199)

During the year, the Pension Funds Second Amendment Act, 2001, was passed in South Africa. Under this Act, surpluses in pension funds have to be used in a manner specified under Regulations to the Act, to improve current and former members’ benefits prior to the employer obtaining any benefit from the surpluses. Consequently, it is considered unlikely that any BHP Billiton Plc Group companies will obtain any benefit from the surpluses in the South African schemes. Therefore the reduction in the recognised surpluses in South Africa is recognised as an actuarial loss in the STRGL.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

Analysis of movement in surplus/(deficit) during the year ended 30 June 2002 (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Surplus/(deficit) in schemes at 30 June 2001	(32)	9	(11)	(23)	42	9	(6)
Movement in year:
Adjustment to surplus/(deficit) at 30 June 2001	—	(8)	—	3	—	—	(5)
Adjustment to surplus/(deficit) at 1 July 2001 in respect of companies no longer consolidated	(1)	(8)	4	—	—	—	(5)
Current service cost	(42)	(3)	(10)	(7)	(3)	(2)	(67)
Contributions	35	4	1	23	4	1	68
Past service costs	—	—	(2)	1	—	—	(1)
Other finance income/(costs)	16	(1)	1	(1)	4	—	19
Actuarial gains/(losses)	(49)	(4)	(95)	(25)	(39)	13	(199)
Curtailment gains/(losses)	—	—	—	—	—	—	—
Exchange gains/(losses)	(10)	1	—	(4)	(9)	(8)	(30)

Surplus/(deficit) in schemes at 30 June 2002	(83)	(10)	(112)	(33)	(1)	13	(226)

The amount of this net pension liability would have a consequential effect on reserves.

Experience gains and losses for year ended 30 June 2002:

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Difference between the expected and actual return on scheme assets:
Asset gain/(loss) in US$ million	(82)	(3)	(78)	(18)	(1)	31	(151)
Percentage of schemes’ assets	(14.9%)	(3.3%)	(27.1%)	(12.3%)	(1.1%)	70.5%	(12.5%)
Experience gains/(losses) on scheme liabilities in US$ million	33	—	—	8	(7)	(18)	16
Percentage of the present value of the schemes’ liabilities	5.2%		—	4.5%	(11.3%)	(58.1%)	1.2%
Total gain/(loss) recognised in statement of total recognised gains and losses in US$ million	(49)	(4)	(95)	(25)	(39)	13	(199)
Percentage of the present value of the schemes’ liabilities	(7.7%)	(4.9%)	(23.8%)	(14.0%)	(62.9%)	41.9%	(14.3%)

The BHP Billiton Group also operates a number of other post-retirement benefit arrangements in South Africa, the US, Canada, Suriname and the UK. Full actuarial valuations were carried out as at 30 June 2002, for many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuary ranged from:

	South Africa	US	Canada	Suriname	UK
Ultimate healthcare inflation rate	9%	5%	3%	5%	4.5%
Discount rate	11.75%	7%	6.5%	5.5 to 6.5%	6%

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

This compares with those at 30 June 2001 which ranged from:

	South Africa	US	Canada	Suriname
Ultimate healthcare inflation rate	8%	5.5%	3%	5%
Discount rate	12%	7.5%	6.5% to 7%	6.5%

The actuarial liabilities of the post-retirement schemes at 30 June 2002 were (US$ million):

	South Africa	US	Canada	Suriname	UK	Total
Present value of scheme liabilities	(54)	(121)	(18)	(19)	(1)	(213)
Past service credit	(18)	—	—	—	—	(18)

Deficit	(72)	(121)	(18)	(19)	(1)	(231)
Related deferred tax asset	21	42	6	7	—	76

Net post-retirement liability	(51)	(79)	(12)	(12)	(1)	(155)

The corresponding figures at 30 June 2001 were (US$ million):

	South Africa	US	Canada	Suriname	Total
Present value of scheme liabilities	(94)	(142)	(27)	(18)	(281)

Deficit	(94)	(142)	(27)	(18)	(281)
Related deferred tax asset	28	12	12	7	59

Net post-retirement liability	(66)	(130)	(15)	(11)	(222)

Analysis of the operating costs in the year ended 30 June 2002 (US$ million):

	South Africa	US	Canada	Suriname	UK	Total
Current service cost	1	2	—	—	—	3
Past service cost (credit)	(1)	—	—	—	—	(1)
Curtailment losses (gains)	(7)	—	(1)	—	—	(8)

Total operating charge	(7)	2	(1)	—	—	(6)

Analysis of the financing credit in the year ended 30 June 2002 (US$ million):

	South Africa	US	Canada	Suriname	UK	Total
Expected return on assets	—	—	—	—	—	—
Interest on post-retirement liabilities	(7)	(8)	(1)	(1)	—	(17)

Net return (cost)	(7)	(8)	(1)	(1)	—	(17)

Analysis of STRGL in the year ended 30 June 2002 (US$ million):

	South Africa	US	Canada	Suriname	UK	Total
Actual return less expected return on post-retirement scheme assets	—	—	—	—	—	—
Experience gains (losses) arising on the schemes’ liabilities	8	(6)	—	—	—	2
Changes in assumptions underlying the present value of the schemes’ liabilities	(10)	—	—	(1)	—	(11)

Actuarial gain (loss) recognised in STRGL	(2)	(6)	—	(1)	—	(9)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

Analysis of movement in surplus during the year ended 30 June 2002 (US$ million):

	South Africa	US	Canada	Suriname	UK	Total
(Deficit) in schemes at 30 June 2001	(94)	(142)	(27)	(18)	(1)	(282)
Movement in year:
Adjustment to surplus/(deficit) at 1 July 2001 in respect of companies no longer consolidated	—	29	8	—	—	37
Current service cost	(1)	(2)	—	—	—	(3)
Contributions	3	8	1	1	—	13
Past service costs	1	—	—	—	—	1
Other finance income (costs)	(7)	(8)	(1)	(1)	—	(17)
Actuarial gains/(losses)	(2)	(6)	—	(1)	—	(9)
Curtailment gains/(losses)	7	—	1	—	—	8
Exchange gains/(losses)	20	—	—	—	—	20

(Deficit) in schemes at 30 June 2002	(73)	(121)	(18)	(19)	(1)	(232)

Experience gains and losses for year ended 30 June 2002:

	South Africa	US	Canada	Suriname	UK	Total
Difference between the expected and actual return on scheme assets:
Asset gain/(loss) in US$ million	—	—	—	—	—	—
Percentage of scheme assets	0%	0%	0%	0%	0%	0%
Experience gains/(losses) on scheme liabilities in US$ million	8	(6)	—	—	—	2
Percentage of the present value of the scheme liabilities	14.8%	(5.0%)	0%	0%	0%	0.9%
Total gain/(loss) recognised in statement of total recognised gains and losses in US$ million	(2)	(6)	—	(1)	—	(9)
Percentage of the present value of the scheme liabilities	(3.7%)	(5.0%)	0%	(5.3%)	0%	(4.2%)

If the measurement principles of FRS17 had been applied to the pension schemes and post-retirement schemes of the Group’s joint ventures and associates at 30 June 2002 a deficit of approximately US$7 million would have been recognised in the Group balance sheet and actuarial losses of approximately US$12 million would have been taken to the Group Statement of Total Recognised Gains and Losses.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 29. ANALYSIS OF MOVEMENTS IN NET DEBT

	At 1 July 2001 US$M	Acquisitions & disposals US$M	Cash flow US$M	Other non-cash movements US$M	Exchange movements US$M	At 30 June 2002 US$M
Cash at bank and in hand	836	(45)	411	—	(3)	1,199
Overdrafts	(287)	—	(218)	—	(4)	(509)

	549	(45)	193	—	(7)	690

Redeemable preference shares	(890)	—	423	—	17	(450)
Finance lease obligations	(63)	—	28	—	–	(35)
Other debt due within one year	(1,432)	—	(313)	(574)	43	(2,276)
Other debt due after one year	(5,934)	—	404	574	(95)	(5,051)

	(8,319)	—	542	—	(35)	(7,812)

Money market deposits (a)	449	—	(157)	—	8	300

	(7,321)	(45)	578	—	(34)	(6,822)

The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	836	(45)	411	—	(3)	1,199
Money market deposits (a)	449	—	(157)	—	8	300

	1,285	(45)	254	—	5	1,499

(a)	Money market deposits with financial institutions have a maturity of up to three months.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS

BHP Billiton Group financial risk strategy

The BHP Billiton Group manages its exposure to key financial risks, including interest rates, currency movements and commodity prices, in accordance with the Portfolio Risk Management strategy, approved during the year ended 30 June 2002. The objective of the strategy is to support the delivery of the BHP Billiton Group’s financial targets while protecting its future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a ‘self insurance’ model, by taking advantage of the natural diversification provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

There are two components to the Portfolio Risk Management strategy:

Risk mitigation—where risk is managed at the portfolio level within an approved Cashflow at Risk (‘CFaR’) framework to support the achievement of the BHP Billiton Group’s broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Group’s cashflows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cashflows over a one-year horizon under normal market conditions at a confidence level of 95 per cent. Cashflow is measured as earnings after interest, but before taxes, depreciation and amortisation.)

Where CFaR is within the Board approved CFaR limit, hedging activities are not undertaken. Legacy hedge positions which existed prior to the adoption of the Portfolio Risk Management strategy will be allowed to run-off. There could be circumstances, for example, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Group’s strategic objectives. In such circumstances, the BHP Billiton Group may execute hedge transactions.

Strategic financial transactions—where opportunistic transactions are entered into to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the profit and loss account at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee (FRMC) under authority delegated by the Executive Committee.

The FRMC receives reports on, amongst other matters: financing requirements both for existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various financial risk exposures of the BHP Billiton Group. On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks could be mitigated by insurance then the FRMC decides whether such insurance is appropriate and cost-effective. FRMC decisions can be implemented directly by group management or can be delegated from time to time to be implemented by the management of the Customer Sector Groups.

BHP Billiton Group risk exposures and responses

The main financial risks are listed below along with the responses of the BHP Billiton Group:

Interest rate risk

The BHP Billiton Group is exposed to interest rate risk on its outstanding borrowings and investments. Interest rate risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. When required under this strategy, the BHP Billiton Group uses interest rate swaps to convert a floating rate exposure to a fixed rate exposure or vice versa.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

The table below presents notional amounts and weighted average interest rates that the BHP Billiton Group has agreed to pay under interest rate swaps that are outstanding at the balance dates indicated. The information is presented in US dollars, which is the BHP Billiton Group’s reporting currency. The instruments’ actual cash flows are denominated in US dollars, UK pounds and Australian dollars as indicated. All interest swaps have been designated as hedging instruments.

	Weighted average interest rate payable		Weighted average interest rate receivable		Notional amount
	2002%	2001%	2002%	2001%	2002 US$M	2001 US$M
Interest rate swaps
US dollar swaps
Pay fixed/receive floating (a)
2001	—	6.30	—	6.76	—	41
2002	6.30	6.30	3.05	—	41	41
UK pounds swaps
Pay floating (a)/receive fixed
2001	—	6.30	—	9.49	—	36
2002	4.73	—	9.49	9.49	19	18
Australian dollar swaps
Pay floating (a)/receive fixed
2001	—	6.18	—	7.36	—	153
2002	5.11	—	7.36	7.36	170	153
2003	—	—	7.36	7.36	170	153
2004	—	—	7.36	7.36	170	153
2005	—	—	7.36	7.36	170	153

(a)	Floating interest rate in future periods will be based on LIBOR for US dollar and UK pounds swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

Cross currency interest rate swaps are also used to manage interest rate exposures where considered necessary under the Portfolio Risk Management strategy (refer to ‘Currency risk’ discussion which follows).

Liquidity risk

The BHP Billiton Group implemented a US$2.5 billion syndicated multi-currency revolving credit facility in September 2001. This facility replaced the US$1.2 billion credit facility of BHP Billiton Limited and the US$1.5 billion and US$1.25 billion credit facilities of BHP Billiton Plc. The facility was the first financing transaction post merger and is the BHP Billiton Group’s cornerstone credit facility.

Prior to the merger BHP had a long-term credit rating of A-/A3 and a short-term rating of A-2/P-2. Billiton was not rated. Following the announcement of the merger the rating agencies confirmed their ratings but with a positive outlook. Standard & Poor’s subsequently upgraded their rating of the BHP Billiton Group to A/A-1 from A-/A-2 and retained a positive outlook to reflect the excellent market position, substantial portfolio diversification, strong cost profile, and conservative financial policies which either resulted from, or improved substantially, as a result of the merger.

To capitalise on this stronger credit profile and to enhance the BHP Billiton Group’s access to finance, other financing activities undertaken during the year included:

•
In October 2001, increasing the Australian dollars commercial paper program limit from A$1 billion to A$2 billion. As at 30 June 2002, funds had been drawn under this program, and the majority of the exposure was swapped into US$ via forward foreign exchange contracts that match the maturity of the underlying drawdowns

•
In November 2001, issuing A$1 billion of medium term securities in the Australian debt capital markets. The proceeds from this issue were used to repay higher cost debt. Upon drawdown, the liability was swapped into US$.

•
In June 2002, establishing a US$1.5 billion Euro Medium Term Note (EMTN) program which is listed on the Luxembourg stock exchange. This EMTN program provides the BHP Billiton Group with the capability to access the European capital markets and its establishment is consistent with the BHP Billiton Group’s strategy of diversifying its funding sources.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

Sufficient liquid funds are maintained to meet daily cash requirements. The prime consideration in the investment of cash is security over the asset and only counterparties of high credit standing are used.

The BHP Billiton Group’s liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the BHP Billiton Group only used derivatives in highly liquid markets.

Currency risk

The BHP Billiton Group has potential currency exposures in respect of items denominated in foreign currencies comprising:

Transactional exposure in respect of non-functional currency expenditure

Operating expenditure and capital expenditure is incurred by some operations in currencies other than US dollars which is the functional currency of most operations within the BHP Billiton Group. To a lesser extent, sales revenue is earned in currencies other than the functional currency of operation, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. When required under this strategy, hedging contracts are entered into in foreign exchange markets. Operating and capital costs are hedged using forward exchange and currency option contracts. The majority of such hedge contracts which are outstanding as at 30 June 2002 are legacy positions which were taken out prior to the BHP Billiton merger, to hedge US dollars sales revenues earned by operations within the BHP Billiton Limited Group whose functional currency was then other than US dollars. At the time of merger, the hedge contracts were redesignated as hedges of Australian dollars operating costs.

The tables below provide information about the principal currency hedge contracts which have not been recognised in the financial statements:

	Weighted average A$/US$ exchange rate		Contract amounts
Term	2002	2001	2002 US$M	2001 US$M
Forward contracts—sell US dollars/buy Australian dollars
Not later than one year	0.6562	0.6884	919	1,140
Later than one year but not later than two years	0.6170	0.6572	360	910
Later than two years but not later than three years	—	0.6170	—	360

Total	0.6447	0.6650	1,279	2,410

	Weighted average A$/US$ exchange rate		Weighted average A$/US$ exchange rate		Contract amounts
Term	2002 A$ Call options	2002 A$ Put options	2001 A$ Call options	2001 A$ Put options	2002 US$M	2001 US$M
Foreign exchange options—sell US dollars/buy Australian dollars
Not later than one year	0.5533	0.6612	0.6260	0.6503	1,054	590
Later than one year but not later than two years	—	—	0.6126	0.6612	—	180

Total	0.5533	0.6612	0.6227	0.6542	1,054	770

Foreign exchange options entered into in the current period relate to the planned unwinding in July 2002 of cross currency interest rate swaps (CCIRS). Such action has been taken to swap Australian dollars denominated debt to US dollars during July 2002, as a result of the majority of the BHP Billiton Group’s Australian dollars functional currency operations being demerged with BHP Steel.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

	Weighted average exchange rate		Contract amounts
Term	2002	2001	2002 US$M	2001 US$M

Forward contracts—sell Euros/buy US dollars
Not later than one year	0.9238	0.8468	100	1

Total	0.9238	0.8468	100	1

Forward contracts—sell US dollars/buy Euros
Not later than one year	0.9212	0.8857	153	11
Later than one year but not later than two years	0.9156	—	21	—
Later than two years but not later than three years	0.9309	—	3	—
Later than three years but not later than four years	0.9439	—	3	—
Later than four years but not later than five years	0.9357	—	22	—

Total	0.9226	0.8857	202	11

Forward contracts—sell US dollars/buy Sterling
Not later than one year	1.4536	—	118	—
Later than one year but not later than two years	1.4202	—	1	—

Total	1.4533	—	119	—

Forward contracts—sell US dollars/buy South African rand
Not later than one year	10.61	8.099	56	7
Later than one year but not later than two years	10.15	—	1	—

Total	10.60	8.099	57	7

Translational exposure in respect of investments in overseas operations

Since 1 July 2001, when the majority of the BHP Billiton Limited Group’s operations changed their functional currency to US dollars, the functional currency of most BHP Billiton Group operations is US dollars. There are certain operations that have retained Australian dollars and UK pounds as a functional currency, and during the year ended 30 June 2002, the BHP Billiton Group had a natural hedge between net foreign assets and borrowings in these currencies. When not in conflict with exchange control requirements, the BHP Billiton Group’s policy is to minimise risk resulting from such investments through borrowing in these currencies. If circumstances arise that render the natural hedge deficient, then specific hedging utilising cross currency swaps may occur. Such action has been taken to swap Australian dollars denominated debt to US dollars during July 2002 as a result of the majority of the BHP Billiton Group’s Australian dollars functional currency operations being demerged with BHP Steel.

The table following presents principal amounts and weighted average interest rates that the BHP Billiton Group has agreed to pay under cross currency swaps that are outstanding at the balance dates indicated together with the weighted average contracted exchange rates. The information is presented in US dollars equivalents. The instruments’ actual cash flows are denominated in US dollars, UK pounds, Japanese Yen and Australian dollars as indicated.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

	Weighted average exchange rate		Weighted average interest rate payable		Weighted average interest rate receivable		Principal amount (a)
	2002	2001	2002%	2001%	2002%	2001%	2002 US$M	2001 US$M
Cross currency swaps
US dollar to Australian dollar swaps
Pay fixed/receive fixed
2001	—	0.6579	—	7.49	—	7.49	—	807
2002	0.6557	0.6552	7.19	7.19	7.18	7.18	691	617
2003	0.6601	0.6601	6.71	6.71	6.75	6.75	86	77

US dollar to UK pounds swaps
Pay fixed/receive fixed
2001	—	1.6662	—	7.45	—	6.60	—	381
2002	1.6662	1.6662	7.45	7.45	6.60	6.60	415	381
2003	1.6673	1.6673	7.37	7.37	6.69	6.69	277	254
2004	1.6673	1.6673	7.37	7.37	6.69	6.69	277	254
2005	1.6673	1.6673	7.37	7.37	6.69	6.69	277	254

Japanese yen to US dollar swaps
Pay floating (b)/receive fixed
2001	—	128.41	—	7.18	—	5.71	—	40
2002	123.00	128.41	3.47	—	5.71	5.71	41	40
Pay fixed/receive fixed
2001	—	122.97	—	9.18	—	6.38	—	7

Australian dollar to US dollar swaps
Pay floating (b)/receive floating (b)
2002	1.917	—	2.44	—	4.81	—	130	—
2003	1.917	—	—	—	—	—	130	—
2004	1.917	—	—	—	—	—	130	—
Pay floating (b)/receive fixed
2002	1.917	—	2.77	—	6.25	—	391	—
2003	1.917	—	—	—	6.25	—	391	—
2004	1.917	—	—	—	6.25	—	391	—
2005	1.917	—	—	—	6.25	—	391	—
2006	1.917	—	—	—	6.25	—	391	—
2007	1.917	—	—	—	6.25	—	391	—
2008	1.917	—	—	—	6.25	—	391	—

(a)	Amount represents US$ equivalent of principal payable under the swap contract.
(b)	Floating interest rate in future periods will be based on LIBOR applicable at the time of the interest rate reset

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

Translational exposure in respect of non-functional currency monetary items

Monetary items denominated in functional currencies other than US dollars are included in the balance sheet of some operations. These monetary items are periodically restated to US dollars equivalents whilst they remain on the balance sheet, and the associated gain or loss is taken to the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration which are capitalised in tangible fixed assets. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

The table below shows the extent to which the BHP Billiton Group has monetary assets and liabilities in currencies other than their functional currencies, after taking into account the effect of any forward foreign currency contracts entered into to manage these risks, excluding any exposures in relation to borrowings which are hedged by investments in net foreign currency assets (as discussed above), and excluding provisions for site restoration.

	Net foreign currency monetary assets/(liabilities)
	USS 2002 US$M	A$ 2002 US$M	C$ 2002 US$M	SA rand 2002 US$M	Other 2002 US$M	Total 2002 US$M
Functional currency of Group operation
US $	—	(1,413)	(376)	(892)	(278)	(2,959)
Australian $	7	—	—	—	(17)	(10)
Canadian $	—	—	—	—	—	—
Sterling	(103)	—	—	—	—	(103)
Other	11	—	—	1	—	12

	(85)	(1,413)	(376)	(891)	(295)	(3,060)

	Net foreign currency monetary assets/(liabilities)
	USS 2001 US$M	A$ 2001 US$M	C$ 2001 US$M	SA rand 2001 US$M	Other 2001 US$M	Total 2001 US$M
Functional currency of Group operation
US $	—	(194)	(246)	(1,343)	(306)	(2,089)
Australian $	321	—	—	5	167	493
Canadian $	22	—	—	—	69	91
Sterling	37	—	—	—	2	39
Other	7	1	—	—	—	8

	387	(193)	(246)	(1,338)	(68)	(1,458)

The increase in Australian dollars monetary liabilities in 2002 is predominantly a result of changing the functional currency of the majority of BHP Billiton Limited operations to US dollars on 1 July 2001.

The SA rand monetary liabilities include borrowings raised in a variety of currencies, including US dollars and the deutschemark, which, as a result of South African exchange control regulations, were subsequently swapped into SA rand.

Substantial portions of the non-functional currency liabilities of US dollars functional currency operations relate to provisions for deferred taxation.

Commodity price risk

The BHP Billiton Group is exposed to movements in the prices of the products it produces which are generally sold as commodities on the world market.

Commodity price risk is managed pursuant to the Portfolio Risk Management strategy and within the overall CFaR limit. Strategic price hedges are taken out from time to time.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

The following table provides information about the BHP Billiton Group’s material derivative contracts, which (unless otherwise indicated) have not been recognised in the accounts.

Contract amounts are used to calculate the contractual payments and quantity to inventory to be exchanged under the contracts.

	Volume		Units	Average rate		Term to maturity (months)	Notional amount (a)
BHP Billiton Group	2002	2001		2002 US$	2001 US$		2002 US$M	2001 US$M
Gold
Forwards (sell)	—	70,963	troy oz	—	322	0–12	—	23
Forwards (buy)	—	44,380	troy oz	—	286	0–12	—	13
Silver
Forwards (sell)	—	1,390,000	troy oz	—	5.52	0–12	—	8
	—	400,000	troy oz	—	5.50	13–24	—	2

Total	—	1,790,000	troy oz	—			—	10

Aluminium
Forwards (buy)	6,281	3,227	tonnes	1,187.94	1,541.16	0–12	7	5
Forwards (sell)	7,425	—	tonnes	1,182.89	—	0–12	9	—

Zinc
Forwards (buy)	—	9,659	tonnes	—	1,145.20	0–12	—	11

Energy Coal (b)
Forwards (sell)	8,630,000	—	tonnes	31.29	—	0–12	270	—
	3,630,000	—	tonnes	33.16	—	13–24	121	—
Forwards (buy)	4,405,000	—	tonnes	29.90	—	0–12	132	—
	1,290,000	—	tonnes	31.20	—	13–24	40	—
Purchased calls	270,000	—	tonnes	34.00	—	0–12	9	—
	210,000	—	tonnes	33.71	—	13–24	7	—
Sold puts	150,000	—	tonnes	32.60	—	0–12	5	—
	150,000	—	tonnes	32.60	—	13–24	5	—
Sold calls	1,845,000	—	tonnes	30.30	—	0–12	56	—
	1,470,000	—	tonnes	29.88	—	13–24	44	—

(a)	The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.

(b)	Recognised in the financial statements.

Hedging of financial risks

Cumulative unrecognised gains and losses on the instruments used for hedging transaction exposures and commodity price risks and the movements therein are as follows:

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

	Gains	Losses	Net gains/ (losses)	Gains	Losses	Net gains/ (losses)
	2002	2002	2002	2001	2001	2001
	US$M	US$M	US$M	US$M	US$M	US$M
Opening balance unrecognised gains/(losses)	10	(615)	(605)	17	(481)	(464)
(Gains)/losses arising in previous years recognised in the period	(9)	327	318	(14)	273	259

Gains/(losses) arising before period end not included in the result for the year	1	(288)	(287)	3	(208)	(205)
Gains/(losses) arising in the year and not recognised	(1)	124	123	7	(407)	(400)

Closing balance unrecognised gains/(losses)	—	(164)	(164)	10	(615)	(605)

of which:
Gains/(losses) expected to be recognised within one year	—	(128)	(128)	9	(327)	(318)
Gains/(losses) expected to be recognised after one year	—	(36)	(36)	1	(288)	(287)

	—	(164)	(164)	10	(615)	(605)

Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and exposures in relation to investments in overseas operations, and the movements therein are as follows:

	Forward currency swaps	CCIRS interest component	Interest rate swaps	Finance lease swap (a)	Forward currency swaps	CCIRS interest component	Interest rate swaps	Finance lease swap (a)
	2002	2002	2002	2002	2001	2001	2001	2001
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Opening balance/unrecognised gains	13	32	9	8	14	(24)	10	11
Gains arising in previous years recognised in the period	(3)	(5)	—	(2)	(4)	—	(2)	(2)

Gains arising before period end not included in the result for the year	10	27	9	6	10	(24)	8	9
Gains/losses arising in the year and not recognised	21	(1)	1	(4)	3	56	1	(1)

Closing balance/unrecognised gains	31	26	10	2	13	32	9	8

of which:
Gains expected to be recognised within one year	13	20	—	(1)	3	5	—	2
Gains expected to be recognised after one year	18	6	10	3	10	27	9	6

	31	26	10	2	13	32	9	8

(a)
Included within the book value of short-term and long-term liabilities are finance leases which have been swapped from a fixed interest rate to a floating interest rate and from a 10-year term to a five-year term. The book value of these leases is US$26 million (2001: US$25 million). The effect of the swap is to match the initial lease obligation by receiving payments over a 10-year period at a fixed rate and making payments on a floating rate over five years. For the purpose of the disclosures, the book value of the finance leases is shown as it would be excluding the effect of the finance lease swap and the balance of the book value is allocated to the finance lease swap. The fair value disclosures relate only to the swapped components and reflect the fact that the swap receivable is subject to a fixed rate.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

Financial liabilities—interest rate and currency profile

Short-term creditors (other than short-term loans) are excluded from the disclosures below.

The currency and interest rate profile of the financial liabilities of the BHP Billiton Group as at 30 June 2002 is as follows:

	Fixed rate 2002 US$M	Floating rate (a) 2002 US$M	Interest free 2002 US$M	Total 2002 US$M	Fixed rate 2001 US$M	Floating rate (a) 2001 US$M	Interest free 2001 US$M	Total 2001 US$M
Currency
US $	1,771	4,119	7	5,897	1,450	3,953	12	5,415
SA rand	136	219	23	378	195	367	108	670
Australian $	817	476	10	1,303	1,276	457	6	1,739
Canadian $	235	—	—	235	232	33	—	265
Other	454	71	—	525	440	101	—	541

	3,413	4,885	40	8,338	3,593	4,911	126	8,630

(a)
The floating rate financial liabilities principally comprise bank loans and overdrafts bearing interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

The weighted average interest rate of fixed rate liabilities and the weighted average maturity period of fixed rate and interest free liabilities respectively which are shown in the table below take into account various interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities.

	Weighted average fixed interest rate % 2002	Weighted average period for which rate is fixed Years 2002	Weighted average period to maturity of the interest free liabilities Years 2002	Weighted average fixed interest rate % 2001	Weighted average period for which rate is fixed Years 2001	Weighted average period to maturity of the interest free liabilities Years 2001
Currency
US $	8	13	1	8	16	2
SA rand	13	6	13	13	7	14
Australian $	7	1	2	8	2	3
Canadian $	6	1	—	6	1	—
Other	7	3	—	7	3	—

	8	8	8	8	8	12

Financial assets—interest rate and currency profile

Short-term debtors are excluded from the disclosures below.

The currency and interest rate profile of the BHP Billiton Group’s financial assets is as follows:

	Fixed rate 2002 US$M	Floating rate (a) 2002 US$M	Non-interest bearing (b) 2002 US$M	Total 2002 US$M	Fixed rate 2001 US$M	Floating rate (a) 2001 US$M	Non-interest bearing (b) 2001 US$M	Total 2001 US$M
Currency
US $	20	1,747	587	2,354	81	1,222	452	1,755
SA rand	5	99	31	135	27	107	242	376
Australian $	44	66	142	252	14	51	331	396
Canadian $	—	1	—	1	—	20	20	40
Other	—	192	101	293	—	146	9	155

	69	2,105	861	3,035	122	1,546	1,054	2,722

(a)	The floating rate financial assets earn interest at various rates set with reference to the prevailing LIBOR or equivalent.
(b)
Included within the non-interest bearing category are fixed asset investments of US$478 million (2001: US$473 million), certain other non-current debtors of US$379 million (2001: US$283 million) the interest free portions of loans to joint ventures of US$nil million (2001: US$215 million) and other current asset investments of US$4 million (2001: US$83 million). Items included within this category are generally intended to be held for periods greater than five years.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

Liquidity exposures

The maturity profile of the Group’s financial liabilities is as follows:

	Bank loans, debentures and other loans 2002 US$M	Obligations Under finance leases 2002 US$M	Subsidiary preference shares 2002 US$M	Other creditors 2002 US$M	Total 2002 US$M
In one year or less or on demand	2,785	2	—	—	2,787
In more than one year but not more than two years	127	33	150	14	324
In more than two years but not more than five years	3,000	—	300	3	3,303
In more than five years	1,924	—	—	—	1,924

	7,836	35	450	17	8,338

	Bank loans, debentures and other loans 2001 US$M	Obligations under finance leases 2001 US$M	Subsidiary preference shares 2001 US$M	Other creditors 2001 US$M	Total 2001 US$M
\In one year or less or on demand	1,719	10	356	—	2,085
In more than one year but not more than two years	1,007	8	86	15	1,116
In more than two years but not more than five years	3,361	12	448	7	3,828
In more than five years	1,566	33	—	2	1,601

	7,653	63	890	24	8,630

	2002 US$M	2001 US$M
Loans falling due after more than five years are repayable as follows:
By instalments	400	528
Not by instalments	1,524	1,038

	1,924	1,566

The aggregate amount of loans repayable by instalments and for which at least one instalment falls due after 5 years is US$652 million (2001: US$978 million).

At 30 June 2002 borrowings of US$180 million (2001: US$292 million) and US$447 million (2001: US$399 million) due within and after more than one year respectively were secured on assets of the BHP Billiton Group.

Borrowing facilities

The maturity profile of the BHP Billiton Group’s undrawn committed facilities is as follows:

	2002 US$M	2001 US$M
Expiring in one year or less	1,281	492
Expiring in more than two years	401	2,266

	1,682	2,758

None of the BHP Billiton Group’s general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants which vary from facility to facility but which would be considered normal for such facilities.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

Fair value of financial instruments

The following table presents the book values and fair values of the BHP Billiton Group’s financial instruments. Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the BHP Billiton Group could realise in the normal course of business.

The fair value of the BHP Billiton Group’s financial instruments is as follows:

	Book value 2002	Fair value 2002	Book value 2001	Fair value 2001
	US$M	US$M	US$M	US$M
Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Short-term borrowings	(2,895)	(2,915)	(2,145)	(2,162)
Long-term borrowings and other creditors	(5,658)	(5,978)	(6,886)	(6,921)
Cross currency contracts
Principal	189	189	375	375
Interest rate	—	57	—	45
Finance lease swap	26	28	26	34
Interest rate swaps	—	10	—	9

	(8,338)	(8,609)	(8,630)	(8,620)
Cash and money market deposits	1,499	1,499	1,285	1,285
Loans to joint ventures and associates	488	488	438	438
Current asset investments	117	117	215	237
Fixed asset investments (excluding investment in own shares)	496	516	473	483
Investment in exploration companies (refer note 15)	—	11	—	5
Other debtors to be settled in cash	435	413	311	276
Derivative financial instruments held to hedge the BHP Billiton Group’s exposure on expected future sales and purchases
Forward commodity contracts	—	(2)	—	10
Forward foreign currency contracts	—	(162)	—	(615)

	(5,303)	(5,729)	(5,908)	(6,501)

Foreign currency assets and liabilities that are hedged using currency contracts are translated at the forward rate inherent in the contract. As a result, the net book value of the relevant asset or liability effectively includes an element of the fair value of the hedging instrument. For the purposes of the disclosures in the table above, the book value of the relevant asset or liability is shown excluding the effect of the hedge, and the balance of the net book value is allocated to the currency contracts.

Fixed asset investments above includes the investment in Sweet River Investments Limited which effectively provides the BHP Billiton Group with a 2.1 per cent interest in CVRD through Valepar SA. The fair value of this investment takes into account a put option over the Valepar SA shares.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 31. RELATED PARTIES

BHP Billiton Group companies have trading relationships with a number of joint ventures of the BHP Billiton Group. In some cases there are contractual arrangements in place under which the BHP Billiton Group companies source supplies from such undertakings, or such undertakings source supplies from the BHP Billiton Group companies. In the year ended 30 June 2002, sales made by BHP Billiton Group entities to such joint ventures amounted to US$240 million (2001: US$389 million) and purchases amounted to US$3 million (2001: US$2 million).

Amounts owing between the BHP Billiton Group and joint ventures are disclosed in notes 15 and 17.

All transactions with joint ventures and associates are conducted in the normal course of business and under normal commercial terms and conditions.

In 2001, two Directors, Mr Gilbertson and Mr Davis (resigned 29 June 2001), were granted options to purchase properties owned by the BHP Billiton Group, which they occupied rent free, at open market value at the time of exercise of the options. The properties were purchased in 2002.

Following the termination of his employment on 1 July 2002, Mr Anderson entered into a consultancy arrangement with BHP Billiton Group under which he agrees to act as a consultant to the Group for two years commencing at the time he ceases to be a Director. Mr Anderson will receive a total fee of US$104,739 under this arrangement.

The following disclosures are required under Australian GAAP, but not under UK GAAP. However, the Directors are of the opinion that this information may be of interest to all shareholders of the BHP Billiton Group.

Share transactions with Directors and Director-related entities

The former Managing Director and Chief Executive Officer, P M Anderson received 374,693 ordinary shares during the year ended 30 June 2002 (2001: 201,840) on exercise of Performance Rights. A further 50,000 exercisable rights are held and are exercisable. On the exercise of these rights P M Anderson will receive 114,765 ordinary shares.

The current Chief Executive Officer, B P Gilbertson, was conditionally awarded 274,914 shares under the Restricted Share Scheme during the year ended 30 June 2002 (2001: 1,092,618). Subject to performance hurdles being met, the shares will vest unconditionally on 1 October 2004. An additional 94,851 shares were awarded under BHP Billiton Plc’s Co-Investment Plan. Of this award, 71,431 were matching awards and 23,420 were awarded as committed shares (2001: 92,361 committed shares and 348,311 matching awards). They are not exercisable before 1 October 2003 and are subject to performance hurdles.

During the year 1,092,618 of B P Gilbertson’s Restricted Share Scheme awards vested at £3.1675 each (the market price of shares on the day of vesting) and 92,361 committed shares and 348,311 matching awards vested at £3.1675 each (the market price of shares on the day of vesting).

Other Director transactions with BHP Billiton Group entities

Where the Director was an employee of the BHP Billiton Group, transactions include:

•	reimbursement of transfer expenses;

•	minor purchases of products and stores; and

•	insurance with BHP Billiton Group insurance companies.

All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 31. RELATED PARTIES continued

Transactions with Director-related entities

A number of Directors or former Directors of BHP Billiton Limited hold or have held positions in other companies, where it may be said they control or significantly influence the financial or operating policies of these entities. Accordingly, the following entities are considered to be Director-related entities:

Director of BHP Billiton Plc	Director-related entity	Position held in Director-related entity
D A Crawford(a)	KPMG Australia	Chairman and Partner
J C Conde(b)	Broadcast Investments Pty Ltd (and related entities)	Chairman and Managing Director
M A Chaney	Wesfarmers (Group)	Managing Director
D A Jenkins	Chartwood Resources Ltd	Chairman and Managing Director
B D Romeril(c)	Xerox Corporation	Chief Financial Officer

(a)	D A Crawford resigned as Chairman and Partner of KPMG Australia on 28 June 2001.
(b)	J C Conde resigned as Chairman and Managing Director of Broadcast Investments Pty Ltd on 21 March 2001.
(c)	B D Romeril retired as Chief Financial Officer of Xerox Corporation on 31 December 2001.

Transactions between the BHP Billiton Group and these Director-related entities are detailed below:

•
D A Crawford resigned as Chairman and Partner of KPMG Australia on 28 June 2001. During the year ended 30 June 2001 KPMG Australia received US$1.320 million in fees for services provided to the BHP Billiton Group.

•
the Wesfarmers Group received US$22.287 million during the year ended 30 June 2002 (2001: US$13.492 million) for products and services provided to the BHP Billiton Group. The Wesfarmers Group paid US$5.052 million (2001: US$7.474 million) to the BHP Billiton Group for various products. At 30 June 2002 outstanding receivables from the Wesfarmers Group were US$nil (2001: $0.303 million).

•
Xerox Corporation received US$1.831 million during the year ended 30 June 2002 for products and services provided to the BHP Billiton Group. At 30 June 2002 outstanding amounts due to the Xerox Corporation were US$0.619 million.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 32. CONTINGENT LIABILITIES

	2002 US$M	2001 US$M
Contingent liabilities at balance date, not otherwise provided for in these accounts, are categorised as arising from
Joint ventures and associates—guarantees of borrowings (unsecured)	429	568
Other (unsecured, including guarantees)	498	910

Total contingent liabilities (a)	927	1,478

(a)
Excludes US$145 million (2001: US$127 million) of other unsecured contingent liabilities where there is either a possible or present obligation, but the likelihood of the transfer of future economic benefits is remote.

Ok Tedi Mining Limited

On 7 June 1996, Rex Dagi, Alex Maun and the remaining plaintiffs to Victorian Supreme Court proceedings against BHP Billiton Limited and Ok Tedi Mining Limited (‘OTML’) entered into a Settlement Agreement. The principal terms of the agreement included the following:

•
Each of the parties was required to make public announcements in terms agreed among the parties, to commit to the obligations in the public announcements and to support a process to reach agreement with the Lower Ok Tedi village communities.

•
BHP Billiton Limited agreed to commit as soon as practicable to the implementation of any tailings option recommended by the independent enquiry or review to be conducted by the State (‘the tailings option’) providing BHP Billiton Limited bona fide considers that option to be economically and technically feasible.

•
BHP Billiton Limited’s commitment to implement the tailings option is subject to unexpected or unforeseen circumstances which may render the tailings option economically or technically unfeasible; and obtaining all necessary leases and other approvals required from the landowners and the State.

On 11 April 2000, two legal actions were commenced in the Victorian Supreme Court against OTML and BHP Billiton Limited. Rex Dagi is plaintiff in the first action, Gabia Gagarimabu is plaintiff in the second action on his own behalf and on behalf of the remaining parties to the Settlement Agreement. Both actions seek specific performance of the Settlement Agreement and/or an injunction to require the implementation by BHP Billiton Limited and OTML of a tailings pipeline and storage system and damages. However, the plaintiffs have not identified a tailings retention scheme which could feasibly be implemented. OTML and BHP Billiton Limited assert that there has been no breach of the Settlement Agreement and are defending the claims.

BHP Billiton Limited transferred its entire shareholding in OTML to PNG Sustainable Development Program Limited (‘Program Company’) in February 2002, completing BHP Billiton Limited’s withdrawal from the Ok Tedi copper mine. The Program Company will operate for the benefit of the Papua New Guinean people.

Legal arrangements for the withdrawal encompass a series of legal releases, indemnities and warranties that safeguard BHP Billiton’s interests following its exit from OTML.

The Victorian Supreme Court litigation continues, with numerous preliminary steps and preliminary hearings having occurred during the past year. No date has been fixed for a trial.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 32. CONTINGENT LIABILITIES continued

Bass Strait—Longford

Following the 25 September 1998 explosion and fire at Longford, a class action was commenced in the Federal Court of Australia on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following those events (together the ‘Applicants’). On 12 April 2001 the action was transferred to the Supreme Court of Victoria. The action is against Esso Australia Resources Pty Ltd (‘Esso’). Esso has joined the State of Victoria and various entities associated with the State (together the ‘State Entities’ ) as cross respondents alleging certain failures and contributory negligence on the part of the State Entities. In turn, following hearing of the claim against Esso the State Entities may join BHP Billiton Petroleum (Bass Strait) Pty Ltd (‘BHPBP’) as a further cross respondent, with the effect that if any sums are recovered against the State Entities they will seek contribution from BHPBP. The Applicants’ alleged losses have not been quantified.

In addition to BHPBP’s potential liability to the State Entities under the cross claims, in certain circumstances Esso, as operator, is entitled to be indemnified by BHPBP as a 50 per cent joint venturer for certain categories of legal costs incurred by Esso and payments made in satisfaction of claims.

In turn, BHPBP may have rights against Esso as operator in relation to losses and costs BHPBP has incurred in relation to the incident, including under the cross claim by the State Entities. It is unlikely that these issues will be resolved in the near term.

Reclamation and Remediation Obligations

The BHP Billiton Group’s activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the BHP Billiton Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group’s mining and processing facilities along with the decommissioning of offshore oil platforms and infrastructure associated with petroleum activities. At 30 June 2002, US$1,276 million (2001: US$877 million) was accrued for reclamation and decommissioning costs relating to current operations in the provision for site rehabilitation. Although the BHP Billiton Group’s provisions have been accrued for currently, reclamation and decommissioning expenditures generally are expected to be paid over the next 30 years. As stated in the BHP Billiton Group’s accounting policy, the BHP Billiton Group’s provisions for reclamation and decommissioning are discounted to its net present value.

In addition, the BHP Billiton Group has certain obligations associated with maintaining several closed sites including remediation activities. At 30 June 2002, US$337 million (2001: US$171 million) and US$47 million (2001: US$334 million) was provided for closed properties and remediation activities in the provisions for site rehabilitation and restructuring, respectively. Certain of the remediation activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability for these matters could vary. The amounts accrued for these matters are reviewed periodically based upon the facts and circumstances available at the time and the accruals are updated accordingly. The BHP Billiton Group believes that it is reasonably possible that the liability for these matters could be as much as 20 per cent greater than the total amount of US$384 million accrued at 30 June 2002. Details of the more significant remediation sites are discussed below.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 32. CONTINGENT LIABILITIES continued

Pinal Creek, Arizona, US

BHP Copper Inc (‘BHP Copper’) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

On 2 April 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. On 22 September 2000, the court approved settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring program.

A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2002 the Company has provided US$31 million for its anticipated share of the planned remediation work, which represents the minimum in a range of US$31 million to US$43 million.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations’ proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper’s predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper. The reasonable assessment of recovery in the various insurances cases has a range from US$7 million to about US$20 million, depending on many factors. Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements until such offsets are considered probable of realisation.

Hawaii, US

In May 1998, Petroleum divested its businesses in Hawaii. The BHP Billiton Limited Group indemnified the buyers for certain past liabilities and has capped this indemnification at less than US$10 million, some of which has now been spent. Following the divestment, the BHP Billiton Limited Group has retained some environmental liabilities for which it has indemnified the buyer and which are uncapped, as described below.

The BHP Billiton Limited Group operated a petroleum terminal, now decommissioned, at a site that is within an area that has since been declared a Hawaii State Superfund site. The BHP Billiton Limited Group is currently participating in a voluntary effort with a number of other parties to undertake site assessment, to be followed by a risk assessment, and ultimately risk-based correction actions. Site assessment is expected to be completed in 2003 and risk assessment in 2004. Some corrective action is taking place while the assessments are progressing.

Also within the Superfund area is the site of a previous manufactured gas plant. Litigation over a claim brought by a neighbour, Castle & Cooke, asserting that contamination on its property arose from the BHP Billiton Limited controlled site was settled in December 2000. Petroleum has engaged a contractor to remediate the former gas plant site to the satisfaction of the Hawaii Department of Health and to meet conditions of the Settlement Agreement. The State of Hawaii has previously requested information from the BHP Billiton Limited Group with respect to contaminated material unearthed in the vicinity of another former manufactured gas plant site, in Hilo.

In respect of these three sites, Petroleum’s liabilities including remediation costs and amounts paid to settle litigation, though uncapped, are currently assessed and accrued at US$12 million.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 32. CONTINGENT LIABILITIES continued

Newcastle, Australia

On 28 June 2002, the Company and the New South Wales (NSW) Government executed contracts for the transfer of four properties in the Newcastle area from the Company to the NSW Government. The properties covered by the land transfer are the 150-hectare former Newcastle Main Steelworks site, 230 hectares at Kooragang Island, 500 hectares at Belmont Sands and 1,500 hectares at West Wallsend.

Pursuant to the terms of the contracts the NSW Government agreed to pay the Company US$20 million (net of GST) for the Main Steelworks site. The other properties are to be transferred to the NSW Government at no cost. The Company will pay the NSW Government the sum of US$62 million (net of GST) for environmental remediation and monitoring of the former Main Steelworks site and Kooragang Island, industrial heritage interpretation and rail infrastructure relocation on the former Main Steelworks site.

The transfer of the four properties was conditional, amongst other things, on an indemnity from the NSW Government against responsibility for the remediation of contamination on the Main Steelworks site and Kooragang Island and contamination, which has migrated to or has been transported off these sites after the date of completion. The Company will retain responsibility for any pre-completion environmental liabilities associated with Belmont Sands and West Wallsend and for pre-existing off-site contamination from the former Main Steelworks site and Kooragang Island.

The Company continues to be responsible for demolition at the Main Steelworks site at an estimated cost of around US$11 million.

The payments to the Government associated with the land transfers and the cost of demolition has been accounted for as part of the Newcastle Steelworks closure.

The transfers of the four properties referred to above were completed on 31 July 2002 and the indemnity referred to above is now in place. The Company has also taken out pollution liability insurance to cover certain risks associated with pre-completion environmental liabilities referred to above.

Additionally the Company retains responsibility for certain sediment in the Hunter River adjacent to the former Main Steelworks site. A remediation options study has been completed.

The estimated total future costs provided at 30 June 2002 were approximately US$75 million. Following completion of the land transfers (at a net cost of US$42 million) the balance of the provision is US$33 million in relation to the remaining Newcastle Steelworks closure costs.

Ok Tedi, Papua New Guinea

The BHP Billiton Group completed its withdrawal from the Ok Tedi copper mine in Papua New Guinea in February 2002 with the transfer of its 52 per cent equity stake to PNG Sustainable Development Program Limited (Program Company), a development fund that will operate for the benefit of the Papua New Guinean people.

The Program Company will operate independently and will utilise future dividend payments arising from the BHP Billiton Group’s transferred shareholding in Ok Tedi Mining Limited (OTML) to fund current and long-term sustainable development projects in Papua New Guinea, particularly the Western Province.

Following the transfer of BHP Billiton’s shareholding, the equity participants in OTML are: PNG Sustainable Development Program Limited (52 per cent); the State of Papua New Guinea (30 per cent) and Inmet Mining Corporation (18 per cent). OTML will continue to operate the mine on behalf of the shareholders.

Additionally the withdrawal agreement requires cash provisioning by OTML for mine closure and provides a scheme for retention of a responsible and skilled mine management team including transfer of existing BHP Billiton Group Ok Tedi staff to OTML.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 32. CONTINGENT LIABILITIES continued

The BHP Billiton Group will also provide financial support to the Program Company by way of a fully repayable, interest free funding facility of US$100 million for a period of three years (until it has built up its own fund) with repayment arrangements if these are used. As any allocations from the funding facility are fully repayable, BHP Billiton’s assessment is that these arrangements do not require provisioning in the BHP Billiton Group’s accounts.

The financial support provided by the BHP Billiton Group will ensure the Program Company has immediate access to finance for environmental remediation or other capital requirements, in accordance with its shareholder obligations, prior to the accumulation of sufficient funds in the Program Company from future dividend flows.

Following the equity transfer, the BHP Billiton Group will no longer benefit financially from the Ok Tedi mine operations and, as a result, the BHP Billiton Group negotiated the agreement for its withdrawal to provide protection from any future liabilities including legal claims. The legal arrangements encompass a series of legal releases, indemnities and warranties that safeguard the BHP Billiton Group’s interests following its formal exit from the project.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 33. BHP BILLITON PLC (UNCONSOLIDATED PARENT COMPANY)

BHP Billiton Plc (the unconsolidated parent company) is exempt from presenting its own profit and loss account in accordance with s230 of the Companies Act 1985. BHP Billiton Plc (the unconsolidated parent company) is required to present its balance sheet and certain notes to the balance sheet on a stand-alone basis as at 30 June 2002 and 2001 as follows:

BHP Billiton Plc (unconsolidated parent company) balance sheet

	BHP Billiton Plc
	2002 US$M	2001 US$M

Fixed assets
Investments
Subsidiaries	3,030	3,030

	3,030	3,030

Current assets
Debtors—due within one year (a)	97	164
Cash including money market deposits	—	47

	97	211
Creditors—amounts falling due within one year (b)	(613)	(364)

Net current liabilities	(516)	(153)

Total assets less current liabilities	2,514	2,877
Provisions for liabilities and charges (c)	(10)	–
Net assets	2,504	2,877

Attributable net assets	2,504	2,877

Capital and reserves
Called up share capital—BHP Billiton Plc	1,160	1,160
Share premium account (d)	592	592
Profit and loss account (d)	752	1,125

Equity shareholders’ funds (e)	2,504	2,877

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 33. BHP BILLITON PLC (UNCONSOLIDATED PARENT COMPANY) continued

Notes to the BHP Billiton Plc (unconsolidated parent company) balance sheet

(a)	Debtors—due within one year

	BHP Billiton Plc
	2002 US$M	2001 US$M
Amounts owed by Group undertakings	84	151
Tax recoverable	13	13

	97	164

(b)	Creditors—amounts falling due within one year

	BHP Billiton Plc
	2002 US$M	2001 US$M
Amounts owed by Group undertakings	456	171
Accruals and deferred income	6	7
Dividends payable	151	186

	613	364

The audit fee payable in respect of the audit of the BHP Billiton Plc company financial statements was US$15,000 (2001: US$10,000; 2000: US$10,000).

(c)	Provisions for liabilities and charges as at 30 June 2002 includes US$6 million for employee entitlements, US$3 million for restructuring and US$1 million for post-retirement medical benefits.

(d)	Reserves

	BHP Billiton Plc		BHP Billiton Plc
	Share premium account	Profit & loss account	Share premium account	Profit & loss account
	2002 US$M	2002 US$M	2001 US$M	2001 US$M
At beginning of year	592	1,125	27	1,206
Retained loss for the year	—	(373)	—	(81)
Premium on issue of ordinary shares for cash	—	—	565	—

At end of year	592	752	592	1,125

(e)	Reconciliation of movements in shareholders’ funds

	BHP Billiton Plc
	2002 US$M	2001 US$M
(Loss)/profit for the financial period	(72)	197
Total recognised gains and losses	(72)	197
Dividends	(301)	(278)
Issue of ordinary shares for cash	—	656

Net movement in shareholders’ funds	(373)	575
Shareholders’ funds at beginning of year	2,877	2,302

Shareholders’ funds at end of year	2,504	2,877

Contingent liabilities

BHP Billiton Plc has guaranteed certain financing facilities available to subsidiaries. At 30 June 2002 such facilities totalled US$614 million (2001: US$3,160 million) of which US$258 million (2001: US$1,707 million) was drawn.

Under the terms of a deed poll guarantee BHP Billiton Plc has also guaranteed certain current and future liabilities of BHP Billiton Limited. At 30 June 2002 the guaranteed liabilities amounted to US$4,345 million, (2001: US$3,267 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 34. REMUNERATION

Executive Directors’ and senior executives’ remuneration

On 30 June 2002, there were three executive Directors on the Boards of BHP Billiton Limited and BHP Billiton Plc:

Mr P M Anderson	: Chief Executive Officer and Managing Director
: Appointed to the Board in December 1998
Mr B P Gilbertson	: Deputy Chief Executive Officer
: Appointed to the Board in July 1997
Mr C W Goodyear	: Chief Development Officer
: Appointed to the Board in November 2001

Mr R J McNeilly was an executive Director of BHP Billiton Limited and BHP Billiton Plc until 16 October 2001.

1. Remuneration

The following tables set out an analysis of the remuneration, including bonuses and termination payments and the estimated value of retirement benefits and awards made under any Long-Term Incentive Plan or other share-based compensation, of the individual executive Directors and the five highest earning executive officers during the year ended 30 June 2002. Comparative information for 2001 is shown for executive Directors. Details of payments to former executive Directors are also provided.

EXECUTIVE DIRECTORS

US Dollars	Base Salary	Annual Cash Bonus	Deferred Cash Bonus	Other Benefits	Termination Payments	Total 2002	Total 2001
P M Anderson (a)	837,916	1,181,461		595,642		2,615,019	1,879,953
B P Gilbertson	1,157,742	1,574,530	763,404	249,439		3,745,115	2,229,831
R J McNeilly	285,308				1,740,852	2,026,160	1,068,179
C W Goodyear (b)	732,829	968,162		602,239		2,303,230	1,412,072

US Dollars	Total 2002 b/f	Retirement Benefits	Share-based Compensation —short-term	Share-based Compensation —long-term	Total 2002
P M Anderson	2,615,019		2,328,560		4,943,579
B P Gilbertson	3,745,115	679,809		635,642	5,060,566
R J McNeilly	2,026,160				2,026,160
C W Goodyear	2,303,230			240,190	2,543,419

(a)	Mr Anderson was paid an additional sum of US$5,140,601 after the end of the financial year in connection with the cessation of his employment.
(b)	Total remuneration paid to Mr Goodyear while a Director of the Company was US$1,285,402. This was made up of Base salary US$408,618, Annual Cash Bonus US$562,330, Other Benefits US$314,454.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

FORMER EXECUTIVE DIRECTORS

US Dollars	Base Salary	Annual Cash Bonus	Deferred Cash Bonus	Other Benefits	Termination Payments	Total 2002	Total 2001
M Davis	171,606			203,046		374,652	1,652,129
D Munro	717,314	417,835		102,111		1,237,260	1,368,319
M Salamon	868,307	1,311,143		254,007		2,433,457	1,497,591

US Dollars	Total 2002 b/f	Retirement Benefits	Share-based Compensation —short-term	Share-based Compensation —long-term	Total 2002
M Davis	374,652	73,945			448,597
D Munro	1,237,260			276,041	1,513,301
M Salamon	2,433,457	493,913		502,107	3,429,477

FIVE HIGHEST PAID OFFICERS (OTHER THAN DIRECTORS)

US Dollars	Base Salary	Annual Cash Bonus	Deferred Cash Bonus	Other Benefits	Termination Payments	Total 2002
M Salamon	868,307	1,311,143		254,007		2,433,457
P S Aiken	601,012	746, 007		348,448		1,695,467
B A Mills	520,625	682,500		294,782		1,497,907
M L Kloppers	415,420	654,287		467,279		1,536,986
I C Fraser	455,861	706,585		264,673		1,427,119

US Dollars	Total 2002 b/f	Retirement Benefits	Share-based Compensation —short-term	Share-based Compensation —long-term	Total 2002	Number of share awards granted
M Salamon	2,433,457	493,913		502,107	3,429,477	262,061
P S Aiken	1,695,467	109,647		300,422	2,105,536	137,588
B A Mills	1,497,907	107,127		290,492	1,895,526	134,537
M L Kloppers	1,536,986			326,965	1,863,951	154,961
I C Fraser	1,427,119			129,353	1,556,472	79,100

Annual cash bonus

In addition to a base salary, executive Directors are entitled to participate in an annual incentive plan. Under the plan for the year ended 30 June 2002, Mr Anderson and Mr Gilbertson had a target bonus of 100 per cent and Mr Goodyear had 75 per cent of base salary tied to the achievement of pre-determined performance objectives. The actual bonus for the year for each executive Director is detailed in the table of executive Directors’ emoluments.

Deferred cash bonus

Mr Gilbertson is entitled to a total deferred cash bonus of US$3,053,615 under his employment contracts with BHP Billiton Plc and BHP Billiton Services Jersey Limited, to be paid over a four-year period from the completion of the merger in quarterly instalments (subject to continued employment).

Other benefits

This includes allowances and the value of non-cash benefits where appropriate, such as health insurance, housing, life assurance, car allowance, tax advisory benefit and relocation allowances. The amounts are inclusive of GST or VAT. Executive Directors could be provided with living accommodation instead of all, or part of, the relocation allowance at the discretion of the Remuneration Committee. This amount includes fringe benefits tax where applicable.

In addition to relocation expenses, a relocation allowance of US$150,000 was paid to Mr Goodyear following his relocation from Australia to the UK on 21 December 2001. Mr Goodyear will receive two further annual payments of US$150,000, payable on the first and second anniversary of his move.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Under the terms of his employment arrangements with BHP Billiton Services Jersey Limited, Mr Brian Gilbertson occupied a flat in London (owned by a BHP Billiton Group company) rent-free until 6 November 2001. On 7 April 2001 he was granted an option to purchase the property at open market value. That option expired on 6 October 2001 and was not renewed.

From 7 November 2001, Mr Gilbertson paid a market rent for the property together with applicable services charges. The applicable rental was set on the basis of advice from independent property valuers. The total paid in rent and charges for the period from 7 November 2001 to 27 June 2002 was US$106,007.

On 27 June 2002, Mr Gilbertson purchased the property for US$3,496,382. This represented the market value as advised by independent property valuers. Some contents at the property belonging to the vendor were also transferred to Mr Gilbertson. The price paid for those contents was US$124,074 and was determined after reference to an independent valuation.

The rental paid by Mr Gilbertson, and the prices paid by him to acquire the property and the contents, reflect market rates and values respectively.

From 21 September 2001, a property in Melbourne was made available to Mr Gilbertson rent-free.

Mr Anderson was provided with a benefit following the Remuneration Committee’s review of his remuneration and Mr Gilbertson’s remuneration to ensure parity as stated in last year’s Annual Report. Mr Gilbertson and Mr Goodyear are entitled to certain benefits including medical insurance, permanent health insurance, car allowance and the use of certain BHP Billiton Group facilities and benefits. Mr Goodyear also receives a tax impact allowance, which is designed to compensate him for any additional tax payable on his personal assets as a result of his move from the US to Australia and subsequently the UK.

Termination payments

Mr Anderson’s employment contract as Managing Director and CEO was terminated as part of the Group merger arrangements on 1 July 2002, although he has agreed to continue as a non-executive Director without compensation until the close of the Annual General Meetings of BHP Billiton on 4 November 2002.

Under his employment contract, Mr Anderson would have been entitled to receive upon termination an amount of US$1,675,831, which is equal to twice his annual base salary. An equivalent amount will be paid as follows:

•	a consultancy arrangement with a total value of US$104,739 under which Mr Anderson agrees to act as a consultant to the Group for two years commencing at the time he ceases to be a Director; and

•	further payments totalling US$1,571,092.

In addition, Mr Anderson’s employment contract entitled him to exercise those Performance Rights awarded under the original contract that had not become exercisable, being 400,000 Performance Rights (300,000 of which became exercisable on termination, with a notional value of US$3,464,770 using the share price of US$5.39 per share). Although his contract entitled him to exercise the 400,000 rights without reference to service or performance hurdles, Mr Anderson voluntarily requested that 100,000 Performance Rights issued in relation to the year ended 30 June 2002 remain subject to performance conditions. His performance against the conditions was assessed in August 2002 and, as a result, all of those Performance Rights are now exercisable.

In total, the value of Mr Anderson’s termination benefits was US$5,140,601.

Mr McNeilly’s employment contract was terminated on 31 December 2001. Mr McNeilly received a termination payment in accordance with the Company redundancy policy, that applies to all employees, which is based on years of service with the Group.

The lump sum payment of US$1,740,852 included amounts in respect of redundancy (based on years of service), long service leave and annual leave.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Retirement benefits

The estimated benefit in respect of pensions includes contributions payable in respect of defined contribution arrangements and actual/notional contributions that would have been required to secure the defined benefit promises earned in the year.

Details of defined contribution payments made, and defined benefit pensions entitlements earned by executive Directors are set out in section 2 below.

Short-term share-based compensation

Mr Anderson held Performance Rights entitling him to acquire BHP Billiton Limited shares at no cost. Those rights were issued pursuant to the equity component of his contract of employment and were approved by shareholders at a meeting on 26 February 1999. During the year he became entitled to exercise 200,000 Performance Rights.

Long-term share-based compensation

The amount in respect of long-term share-based compensation represents the estimated value of awards granted under the long-term incentive schemes. The estimated values have been calculated using a modified Black-Scholes option pricing methodology. Details of outstanding awards and awards vesting in the year, for executive Directors, are set out in the tables below.

Share awards granted

The share awards granted show the number of Performance Rights for participants in the Performance Share Plan, Restricted Shares for participants in the Restricted Share Scheme, Share Awards under the Bonus Equity Share Plan and Committed, and Matching Awards granted for participants in the Co-Investment Plan and Medium Term Incentive Scheme.

Each of these awards constitutes a right to a share issued by a trustee of a special purpose trust, and requires the trustee to acquire a BHP Billiton share on behalf of the executive, upon fulfilment of prescribed performance hurdles. Full details of each of these share plan arrangements are included in note 23 of the BHP Billiton Plc Annual Report 2002 Financial Statements and note 31 of the BHP Billiton Limited Annual Report 2002 Combined Financial Statements.

2. Retirement benefits of executive Directors

The following table sets out the pension benefit entitlements of the individual executive Directors who held office during the year ended 30 June 2002. The basis upon which the table has been prepared is to set out the amount of increase in the accrued annual pension payable at normal retirement age (65), before commutation, to which the executive Director has become entitled during the current year.

ANNUAL PENSION ENTITLEMENTS UPON REACHING RETIREMENT AGE

	Age at 30 June 2002	Accrued annual pension entitlement at 30 June 2002 US$	Additional accrued pension entitlement net of inflation US$	Accrued annual pension entitlement at 30 June 2001 US$	Additional accrued pension entitlement net of inflation US$	Accrued annual pension entitlement at 30 June 2000 US$
Name
B P Gilbertson	58	861,386	50,363	731,000	128,412	641,100

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Mr Gilbertson

BHP Billiton Plc and BHP Billiton Services Jersey Limited have established non-contributory defined benefit pension arrangements under which Mr Gilbertson will be entitled to a pension on retirement, equal to two-thirds of Pensionable Salary for service completed with the Group to 29 June 2001 plus an additional pension of 1/30th of Pensionable Salary for each year of service completed after 29 June 2001 (with complete days counted proportionately). The total pension will not exceed 100 per cent of Pensionable Salary. Only base salary is pensionable.

If Mr Gilbertson retires before age 60, his accrued defined benefit pension entitlement will normally be reduced for early payment at the rate of four per cent per annum.

In the event of death in service, a lump sum death in service benefit of four times base salary will be paid. A spouse’s pension on death in service of two-thirds of the prospective pension will also be paid.

In the event of the death of Mr Gilbertson while in retirement, a surviving spouse’s pension of two-thirds of the pension in payment, before the effect of commutation, will be paid.

All pensions in payment will be indexed in line with the retail price index.

Mr Anderson

Mr Anderson does not participate in a BHP Billiton Limited pension scheme.

Mr McNeilly

Mr McNeilly was a non-contributory member of the BHP Billiton defined benefit Superannuation Fund mentioned above.

Members are entitled to a lump sum benefit from the Fund at the age of 55 which is equal to 20 per cent of the Final Average Salary for each year of membership up to 36 years. Mr McNeilly achieved service in excess of 36 years.

Mr Goodyear

Mr Goodyear does not participate in a retirement benefit plan and receives a payment of 20 per cent of annual base salary in lieu.

3. Service Contracts

Mr Anderson

Mr Anderson was employed by BHP Billiton Limited under a fixed-term service contract that commenced on 1 December 1998. The contract provided that the term continued until 31 October 2003 unless the contract was terminated by Mr Anderson by giving not less than 60 days’ written notice. The contract was also terminable by BHP Billiton Limited for cause, or reason of death, disablement or protracted illness.

Mr Anderson’s employment contract as Managing Director and CEO was terminated as part of the Group merger arrangements on 1 July 2002, although he has agreed to continue as a non-executive Director without compensation until the close of the Annual General Meeting of BHP Billiton Plc on 4 November 2002.

Mr Anderson’s contract provided for the following termination entitlements:

•	a payment equal to twice his annual salary as at the date of termination

•	reimbursement of reasonable relocation costs for himself and his immediate family from Australia to the US

•
the right to exercise the balance of his Performance Rights, granted to him under the Performance Share Plan, remaining to be exercised under the contract, irrespective of whether he has satisfied the relevant performance hurdles

•
a period of two years following the date of termination in which he is entitled to exercise all the options granted to him under the Employee Share Plan, irrespective of whether he has satisfied the relevant performance hurdles.

These contractual arrangements were made at the commencement of Mr Anderson’s employment as competitive practice at that time demanded. The amount of payments and benefits awarded to Mr Anderson on termination are set out on page F-105.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Mr Gilbertson

Mr. Gilbertson has contracts of employment with:

•	BHP Billiton Plc dated 29 July 2001

•	BHP Billiton Services Jersey Limited, a wholly-owned subsidiary of BHP Billiton Plc dated 29 July 2001

•	BHP Billiton Limited dated 29 June 2001

•
BHP Billiton International Services Ltd, a wholly-owned subsidiary of BHP Billiton Plc, dated 12 July 2001. (Mr. Gilbertson is currently seconded under this agreement to BHP Billiton Executive Services Company Pty Ltd (Secondee Company)).

Each service contract can be terminated by each company giving 24 months’ notice, provided that such notice is not given prior to 29 June 2003. The contracts can be terminated by Mr Gilbertson giving 12 months’ notice, provided that such notice does not expire prior to 29 June 2003. These contractual arrangements were made (and disclosed) at the commencement of the merger, in order to ensure consistency, stability and time for succession planning in the light of the changes occurring at chief executive level as a result of the merger.

In the event that Mr Gilbertson’s employments are terminated because of sickness, injury or other incapacity, he will be entitled to receive the remaining instalments of his deferred bonus that would otherwise have become payable at the end of the quarter in which the terminations occur. If the employment is terminated for a reason other than sickness or gross neglect of his duties, Mr Gilbertson will be entitled to receive payments equivalent to the lesser of the balances of the deferred bonuses that would otherwise have become payable, in quarterly instalments or the total sum of US$2,442,891.

Mr Goodyear

Mr Goodyear has contracts of employment with:

•	BHP Billiton Limited dated 23 March 1999; and

•	a secondment contract from BHP Billiton Limited to BHP Billiton Plc and Billiton International Services Limited dated 21 December 2001.

The service contracts can be terminated by either the Company or Mr Goodyear providing one months’ notice. In addition to the above, should his service be terminated at the request of the Company for any reason other than cause within the first five years of his employment then the Company will continue to pay his base salary until such time (to a maximum of 12 months) as he obtains alternative employment.

In addition to the above, should there be a diminution of his responsibilities or a decrease in his base salary inconsistent with other senior officers of the Company, then within six months of such action by the Company he may elect to resign from the Company and the Company will continue to pay his base salary as it existed before such action by the Company until such time (to a maximum of 12 months) as he obtains alternative employment.

In the event that Mr Goodyear’s contract ends for any reason, he is entitled to reimbursement of reasonable relocation costs for himself and his immediate family from his location to the US. The company will also reimburse the costs associated with the sale of his overseas residence in the event these costs are not borne by a successor employer.

Mr McNeilly

Mr McNeilly served as an executive Director on the Board. There was no written service contract for Mr McNeilly. Mr McNeilly’s employment terminated on 31 December 2001 when he was made redundant as a result of the BHP Billiton Limited and BHP Billiton Plc merger.

Mr McNeilly stepped down from the position of executive Director of BHP Billiton Limited on 16 October 2001. His position as Executive Director Global Markets was made redundant effective 31 December 2001 as a result of the merger for which he was eligible to receive a redundancy payment. This was calculated in accordance with BHP Billiton Limited’s redundancy policy at that time.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

4. Executive Directors’ interests in long-term incentive plans and other share schemes

The following tables set out details of executive Directors’ interests in share plans including the number of shares awarded in the financial year ended 30 June 2002.

Adjustments were made to share awards held by all employees (including executive Directors) as a result of the public listing of BHP Steel Limited. These adjustments were made solely to compensate for the capital reduction in BHP Billiton Limited that resulted from the demerger of BHP Steel Limited, and the matching action of a bonus issue made by BHP Billiton Plc at the same time. These adjustments were made in July 2002 at the time of the BHP Steel Limited public listing and as such are not factored into the awards shown below as they occurred after the end of the financial year.

BHP Billiton Plc

Restricted Share Scheme

Following completion of the merger, the potential awards vested in full on 20 August 2001. The value of awards vesting has been calculated using the share price on the date of vesting, which was £3.1675 although the shares may have been retained. The share price at the end of the year was £3.36 and the highest and lowest prices during the year were £3.92 and £2.42 respectively.

Potential awards were made on 8 November 2001 when the share price was £2.89.

The performance hurdles attached to the Restricted Shares issued in November 2001 relate to a global comparator group of companies. The BHP Billiton Plc Group’s performance in terms of TSR is measured against this group of companies and the UK Retail Price Index to determine if the performance hurdles have been achieved. Regarding the Restricted Shares that were issued as long-term incentives, if the hurdles are not achieved by 30 September 2004 then 75 per cent of the Restricted Shares lapse. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the Restricted Shares lapse. These Restricted Shares only vest to the extent rights under the BHP Billiton Limited Performance Share Plan are exercisable based on those performance hurdles.

The BHP Billiton Share Ownership Trust held 659,882 Ordinary Shares at 30 June 2002 (2001: 14,225,249). The executive Directors are deemed to be interested in these shares as beneficiaries of the trust.

At the date of this Report the number of shares subject to potential awards were 292,576.

BHP Billiton Plc

RESTRICTED SHARE SCHEME

Name	Potential Awards				Value of vested shares US$
	1 July 2001	Made in year	Vested	30 June 2002
B P Gilbertson	1,092,618	274,914	1,092,618	274,914	5,004,190

CO-INVESTMENT PLAN

Name	Matching Awards				Committed shares		Value of vested shares US$
	1 July 2001	Made in year	Vested	30 June 2002	1 July 2001	30 June 2002
B P Gilbertson	348,311	71,431	348,311	71,431	92,361	23,420	1,595,264

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Co-Investment Plan

Following completion of the merger, the matching awards vested in full on 20 August 2001. The value of awards vesting has been calculated using the share price on the date of vesting, although the shares may have been retained. The share price at the date of vesting was £3.1675. The share price at the end of the year was £3.36 and the highest and lowest prices during the year were £3.92 and £2.42 respectively.

In the case of matching awards made under the CIP by Directors, vesting was subject to an agreement by the executive to retain approximately three-quarters of the shares acquired on exercise for a period of 12 months, or in the case of Mr Gilbertson for three years, following the DLC merger (subject to deductions to cover income and social taxes).

On 8 November 2001, executive Directors were invited to participate in the Co-Investment Plan.

The vesting of matching awards is determined by reference to two performance periods. The first performance period is two years in length and the second performance period is four years in length. Both performance periods commence on the date the awards were granted 8 November 2001. The proportion of shares subject to the award that vest at the end of the relevant performance period will be determined by BHP Billiton Plc’s performance measured in terms of:

•	total shareholder return relative to the total shareholder return of a global comparator group of companies; and

•	earnings per share growth in excess of an inflationary underpin based on the UK Retail Price Index.

If both performance hurdles are achieved at the end of the first performance period, the corresponding number of matching awards will vest. At this time, the participant has the option to remain within the Plan and enter the second performance period or leave the Plan. If the participant opts to leave the Plan at this stage, committed shares will be released together with any shares under the matching award that may have vested. All remaining shares under the matching award will then lapse.

If a participant chooses to remain in the Plan, the second performance period will be relevant and there will be an opportunity for more shares to be awarded under the matching award, subject to performance conditions being met at the end of the four-year period. Shares only vest to the extent rights vest under BHP Billiton Limited’s Medium Term Incentive Plan.

At the date of this Report, the number of shares subject to potential awards were 76,021 and the number of committed shares were 24,925.

BHP Billiton Limited

Performance Share Plan

The performance hurdles attached to offers of Performance Rights issued in November 2001 relate to a global comparator group of companies. The BHP Billiton Limited Group’s performance in terms of TSR is measured against this group of companies and the Australian Consumer Price Index to determine if the performance hurdles have been achieved. Regarding the Performance Rights which were issued as long-term incentives, if the hurdles are not achieved by 30 September 2004, then 75 per cent of the Performance Rights lapse. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the Performance Rights lapse. These rights only become exercisable to the extent rights under the BHP Billiton Plc Restricted Share Scheme are exercisable, based on those performance hurdles. The share price at the end of the year was A$10.30 and the highest and lowest prices during the year were A$12.49 and A$7.87 respectively.

Mr Anderson was issued with 1,000,000 Performance Rights after approval by shareholders in the General Meeting on 26 February 1999. The Performance Rights were subject to performance and service conditions, upon completion of these conditions, each Performance Right constituted the right to acquire 2.1411 ordinary BHP Billiton Limited Shares. The Performance Rights had a zero exercise price. Mr Anderson accrued the entitlement to exercise 100,000 Performance Rights per annum subject to satisfying a service condition and up to 100,000 Performance Rights per annum subject to satisfying performance targets set by the Board on an annual basis.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Performance Share plan

Name	Shares yet to vest under Performance Rights							Weighted average share price at exercise A$
	1 July 2001 (or later date of appointment)		Granted	Vested	Lapsed	30 June 2002 (or earlier retirement)
P M Anderson(4)	1,284,661	(1)	—	428,220	—	856,441		9.80
C W Goodyear(3)	299,491		—	—	—	299,491	(2)	n/a
R J McNeilly(4)	118,170	(1)	—	118,170	—			n/a

(1)	Includes accrued bonus shares issued as a result of the DLC Merger Bonus Issue 5 July 2001.
(2)	At 30 June 2002 nil rights were exercisable.
(3)	127,400 performance shares were granted on 8 November 2001 prior to Mr Goodyear’s appointment as an executive Director.
(4)	321,165 shares under Performance Rights held by Mr Anderson vested and were exercised during the year. Mr McNeilly exercised no Performance Rights whilst an executive Director.

Employee Share plan

Name	Shares under option							Adjusted average exercise price		Share price at exercise
	1 July 2001 (or later date of appointment)		Granted	Vested	Exercised	Lapsed	30 June 2002 (or earlier retirement)
P M Anderson	2,065,100	(1)	—	2,065,100	—	—	2,065,100	$7.62	(2)	n/a
C W Goodyear	1,445,570	(1)	—	722,785	—	—	1,445,570	$7.95	(2)	n/a
R J McNeilly	516,275	(1)	—	516,275	—	—	516,275	$7.61	(2)	n/a

(1)	Includes accrued bonus shares issued as a result of the DLC Merger Bonus Issue 5 July 2001.
(2)	Represents exercise price (pre-adjustment for BHP Steel capital reduction 5 July 2002) divided by bonus factor.

Mr Anderson’s employment as an executive Director terminated on 1 July 2002 when he became entitled to exercise his outstanding Performance Rights other than 100,000 Performance Rights that he agreed would remain in escrow (see page F-105). These Performance Rights lapse if not exercised prior to 1 July 2004.

Mr McNeilly was issued 57,222 Performance Rights after approval by shareholders in the General Meeting held on 17 October 2000. Each Performance Right constitutes the right to acquire 2.0651 ordinary BHP Billiton Limited shares subject to a performance hurdle. The Performance Rights had zero exercise price. Mr McNeilly retired as a Director on 31 December 2001. These Performance Rights became exercisable upon his retirement and Mr McNeilly exercised them on 31 May 2002 when the share price was A$10.80.

Employee Share Plan

Mr Anderson was issued with 1,000,000 options and Mr McNeilly with 250,000 options under the BHP Billiton Limited Employee Share Plan after approval by shareholders in the BHP Billiton Limited General Meeting on 26 February 1999. The options were not exercisable before 23 April 2002 and were subject to performance hurdles. The performance hurdle related to BHP Billiton Limited’s total shareholder return relative to comparator groups of companies. Performance against the hurdle was first measured during the year ended 30 June 2002 and the options became fully exercisable. The options expire on 22 April 2009.

Mr McNeilly exercised options issued to him on 23 April 1999 on 21 May 2002 when the share price was A$11.20.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Mr Goodyear’s options were granted prior to his appointment as executive director. 722,785 shares under option could be acquired through exercise at 30 June 2002.

The share price at the end of the year was A$10.30 and the highest and lowest prices during the year were A$12.49 and A$7.87 respectively.

BHP BILLITON EXECUTIVE SHARE SCHEME

Name	Number of shares
	30 June 2002		30 June 2001
R J McNeilly	1,763,731	(1)	1,763,731	(1)

(1)	Includes fully paid bonus shares issued as a result of the DLC Merger Bonus Issue 5 July 2001 and fully paid bonus shares issued as a result of rights issues in 1995 and 1989.

Remuneration of non-executive Directors

As foreshadowed in the last annual report, a review of fees payable to non-executive Directors was conducted during the year. The principles that underpinned that review were that Directors would receive one fee only for their service as Directors of both Companies, the aggregate of fees paid would be contained within the cap of US$3 million approved by shareholders in May 2001, and fees would be conformed so that all Directors would receive the same base fee for service.

The Board (comprised of executive Directors with no personal interest in the outcome) determined the revised fees that were announced on 2 May 2002. To assist in determining the appropriate fees, a report was commissioned from Andersen to provide information on the level and mix of fees payable to non-executive Directors in Australia, the UK and the US.

The new remuneration rates reflect the size and complexity of the Group and the considerable travel burden imposed on members of the Board, and comprise the following elements:

•	a base fee of US$60,000 per annum (payable from 1 July 2001)

•	a fee of US$1,000 for each meeting attended (payable from 1 January 2002)

•	a fee of US$7,500 to the chairman of a Committee of the Board (payable from 1 July 2001)

•	a travel allowance of US$1,000 for air travel that is more than four hours but less than 12 hours and US$2,500 where air travel is more than 12 hours.

The Chairman’s remuneration was fixed at four times the base fee for non-executive Directors. He does not receive any additional fees for chairing the Nomination Committee, or any Board meeting attendance fees.

The Deputy Chairman is paid a fee of US$150,000. As in the case of the Chairman, no additional fees are paid for chairing the Remuneration Committee, or for attending meetings of the Board.

Fees are denominated in US dollars and are paid in either US dollars, Australian dollars or UK pounds, as nominated by the Director.

Each non-executive Director is appointed for an indefinite term, subject to periodic re-election by the shareholders. There are no provisions in any of the non-executive Director’s appointment arrangements for compensation payable on early termination of their directorship.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Fees paid to non-executive Directors for the year ended 30 June 2002

	Fees and allowances US$	Other benefits US$	2002 Total US$	2001 Total US$	2002 Retirement benefits US$	2002 Total US$
Don Argus	245,000		245,000	235,972	16,524	261,524
Ben Alberts	70,000		70,000	58,993	3,470	73,470
David Brink	78,500	1,531	80,031	61,913		80,031
Michael Chaney	71,000		71,000	58,993	4,362	75,362
John Conde	67,500		67,500	58,993	4,130	71,630
David Crawford	84,000		84,000	58,993	4,343	88,343
Cornelius Herkströter	69,000	1,531	70,531	78,106		70,531
John Jackson	155,000		155,000	77,480		155,000
David Jenkins	69,000		69,000	58,993	1,785	70,785
Derek Keys	69,000	7,969	76,969	55,776		76,969
John Ralph	69,000		69,000	58,993	4,130	73,130
Lord Renwick	68,000		68,000	50,540		68,000
Barry Romeril	69,000	1,531	70,531	50,294		70,531
John Schubert	70,000		70,000	58,993	4,130	74,130
Matthys Visser	—	—	—	23,499	—	—

In 1989, the shareholders of BHP Limited (now BHP Billiton Limited) approved a Retirement Plan under which non-executive Directors received a payment on retirement. The payment was calculated by reference to years of service. The existence of plans such as this have been a common feature of remuneration arrangements for non-executive Directors in Australia and BHP Billiton has always sought and obtained shareholder approval for its plans.

At the time of the merger, the Boards recognised that best practice had moved away from such plans and it was agreed that no new entrants would be admitted. This included the Directors of Billiton Plc who did not join the plan, notwithstanding that they had become Directors of BHP Billiton Limited under the terms of the merger. The Board has resolved to formally close the plan and to continue it only for so long as the current participants remain on the Board. In so doing, all of the current participants have voluntarily agreed to limit the quantum of benefits that will accrue to those calculated by reference to the old remuneration rate of A$110,000 (with the exception of the Chairman whose former rate is A$440,000), adjusted only by the same percentage as any increase in the new remuneration rates.

At the date of this report, the remaining participants in the Plan are Mr Don Argus, Mr Michael Chaney, Mr David Crawford, Dr David Jenkins, Mr John Ralph and Dr John Schubert. The Board does not believe that the continued participation of these non-executive Directors in the Plan compromises their independence.

On retirement from office on 30 June 2002, Mr Ben Alberts and Mr John Conde were both paid retirement allowances. Mr John Ralph will retire at the conclusion of the Annual General Meetings this year and will be paid a retirement allowance at that time.

The amounts paid to the non-executive Directors who retired from office during the year and the amounts accrued in favour of participating non-executive Directors as at 30 June 2002, are set out in the table below.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Retirement Remuneration—Non-Executive Directors

Name	Completed years of service at 30 June 2002	Lump Sum Entitlement at 30 June 2002		Lump Sum Entitlement at 30 June 2001
		US$		US$
Don Argus	6	797,491		532,224
Ben Alberts	3	112,147	(a)	63,504
Michael Chaney	7	211,834		166,656
John Conde	7	211,834	(a)	166,656
David Crawford	8	224,294		177,072
David Jenkins	2	74,765		31,752
John Ralph	5	186,912		124,992
John Schubert	2	74,765		31,752

(a)	Amount paid on retirement at 30 June 2002. These payments were funded in part by superannuation contributions.

Aggregate remuneration of the Directors of BHP Billiton in accordance with UK Generally Accepted Accounting Principles is set out in the table below.

Aggregate Directors’ Remuneration

	2002	2001
	US$M	US$M
Emoluments (a)	9	10
Emoluments of Mr Kesler who resigned in 2001	—	1

Total emoluments	9	11

Termination payments	2	2
Awards vesting under long-term incentive plans (highest paid Director 2002: US$7 million; 2001: US$0.5 million)	9	5
Contributions payable under defined contribution pension arrangements	—	—

	20	18

(a)
This is the aggregate in the tables on pages F-103 and F-104 for executive Directors and former executive Directors of Base salary, Annual cash bonus, Deferred cash bonus and other benefits adjusted to reflect the remuneration paid to Mr C W Goodyear for his services as an executive Director of the Company and the emoluments paid to the non-executive Directors set out above.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES

The financial statements of the BHP Billiton Group are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). The financial statements, analyses and reconciliations presented in this note represent the financial information which would be required if US GAAP had been applied instead of UK GAAP.

DLC merger

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in ‘Dual Listed Companies Structure and Basis of Preparation of Financial Statements’. In accounting for this transaction, the most significant difference between UK GAAP and US GAAP is that under UK GAAP, the DLC merger has been accounted for as a merger (pooling of interests) in accordance with UK Financial Reporting Standard 6: Acquisitions and Mergers, whereas under US GAAP the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. In a merger, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders’ equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values and to record goodwill.

Although UK GAAP and US GAAP both require the consolidation of the BHP Billiton Plc Group with the BHP Billiton Limited Group at 30 June 2001, UK GAAP also requires that their respective financial statements for periods prior to the date the DLC merger was consummated are combined. Under purchase accounting, the retroactive combination of financial statements is not appropriate. As the BHP Billiton Limited Group is the accounting acquirer, and is the ‘predecessor’ to the BHP Billiton Group, for the years ended 30 June 2001 and 2000, the US GAAP profit and loss account would only include the operations of the BHP Billiton Limited Group.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(A) Reconciliation to US GAAP

Material differences between UK GAAP as followed by the BHP Billiton Group and US GAAP are described below. Refer ‘US GAAP Adjustments’.

The following is a summary of the estimated adjustments to net income for 2002, 2001 and 2000 which would be required if US GAAP had been applied instead of UK GAAP.

		2002 US$M	2001 US$M (restated)	2000 US$M
Reconciliation of net income
Attributable profit as reported under UK GAAP		1,690	1,529	1,506
add/(deduct)
Estimated adjustment required to accord with US GAAP:
BHP Billiton Plc Group’s pre-acquisition profit attributable to shareholders under UK GAAP	(A)	—	(565)	(566)
Fair value adjustment on acquisition of BHP Billiton Plc Group—Depreciation, amortisation and other asset movements	(B)	(454)	(11)	(11)
BHP Steel demerger	(C)	(333)	—	—
Employee compensation costs	(D)	26	(117)	—
Depreciation—write-downs	(E)	(18)	(19)	(31)
—revaluations	(F)	5	5	7
—reserves	(G)	(15)	—	—
Restructuring and employee provisions	(H)	(55)	31	26
Fair value accounting for derivatives	(I)	279	(33)	—
Synthetic debt	(J)	18	—	—
Realised net exchange (losses)/gains on sale of assets/closure of operations	(K)	84	7	26
Exploration, evaluation and development expenditures	(L)	(60)	(3)	(4)
Start-up costs	(M)	(2)	5	(15)
Profit on asset sales	(N)	2	2	(30)
Pension plans	(O)	(12)	24	21
Other post-retirement benefits	(P)	8	—	—
Mozal expansion rights	(Q)	22	—	—
Employee Share Plan loans	(R)	(16)	—	—
Purchase business combination costs	(S)	—	38	—
Expenses on spin-off of OneSteel Limited	(T)	—	(30)	—
Restoration and rehabilitation costs	(U)	—	50	61
Asset write-downs	(V)	—	—	(891)
Consolidation of Tubemakers of Australia Ltd	(W)	—	(1)	(4)
Tax adjustments (including the tax effect of above adjustments)	(Y)	80	(30)	305

Total adjustment		(441)	(647)	(1,106)

Net income of BHP Billiton Group under US GAAP		1,249	882	400

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following is a summarised income statement prepared in accordance with US GAAP:

	2002 US$M	2001 US$M (restated)	2000 US$M
Consolidated income statement
Sales revenue	13,552	8,100	7,467
Other income	321	516	268

	13,873	8,616	7,735
Deduct
Cost of sales	9,243	6,096	6,302
Depreciation and amortisation	1,882	1,137	1,106
General and administrative expenses	174	185	57

Operating income	2,574	1,198	270
deduct
Net interest expense	365	238	363

Income/(loss) before tax, minority interests and equity in net earnings of affiliated companies	2,209	960	(93)
deduct/(add)
Taxation expense/(benefit)	878	489	(310)
add
Share of profits of joint ventures and associated undertakings	221	15	19
deduct/(add)
Minority interests	39	(260)	(21)

Net income from continuing operations	1,513	746	257

Discontinued operations
Income from discontinued operations	74	205	196
(add)/deduct
Taxation (benefit)/expense from discontinued operations	(3)	34	48
deduct
Loss on disposal of operations	333	31	4
deduct
Minority interests in discontinued operations	8	4	1

Net (loss)/income from discontinued operations	(264)	136	143

Net income	1,249	882	400

	2002 US$	2001 US$	2000 US$
Earnings per share—US GAAP (a) (b) (c)
Basic—Continuing operations	0.251	0.202	0.070
Diluted—Continuing operations	0.251	0.201	0.070
Basic—Discontinued operations	(0.044)	0.037	0.039
Diluted—Discontinued operations	(0.044)	0.037	0.039
Basic—Net income	0.207	0.239	0.109
Diluted—Net income	0.207	0.238	0.109

(a)	Based on the weighted average number of shares on issue for the period.
(b)	Comparative data has been adjusted to take into account the BHP Billiton Limited bonus share issue effective 29 June 2001. Refer note 23.
(c)
For the period indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following reconciliation of comprehensive income reports changes in shareholders’ equity excluding those resulting from investments by shareholders and distributions to shareholders.

	2002	2001	2000
	US$M	US$M	US$M
Reconciliation of comprehensive income
Total changes in equity other than those resulting from transactions with owners under UK GAAP(a)	1,715	1,401	1,240
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
Total adjustment to net income per above reconciliation (excluding adjustments mainly related to the acquisition of BHP Billiton Plc Group in 2001 and 2000)	(441)	(227)	(540)
Reclassification adjustment for net exchange gains included in net income (b)	(84)	(7)	(26)
Net loss on qualifying cash flow hedging instruments as at 1 July 2000	—	(268)	—
Losses on qualifying cash flow hedging instruments	—	(301)	—
Net transfer to earnings on maturity of cash flow hedging instruments	148	150	—
Changes in fair value of listed investments	5	—	—

Comprehensive income—under US GAAP (c)	1,343	748	674

Accumulated other comprehensive income comprises:
Exchange fluctuation account	387	446	149
Qualifying cash flow hedging instruments	(271)	(419)	—
Other items	5	—	—

(a) 2002 represents the BHP Billiton Group. 2001 and 2000 represents the ‘predecessor’ being the BHP Billiton Limited Group.
(b) Tax benefit/(expense) of other comprehensive income items:
• Movements in exchange fluctuation account	1	74	40
• Reclassification adjustment for exchange gains included in net income	—	—	30
• Net loss on qualifying cash flow hedging instruments as at 1 July 2000	—	115	—
• Losses on qualifying cash flow hedging instruments	—	129	—
• Net transfer to earnings on maturity of cash flow hedging instruments	(63)	(65)	—
• Changes in fair value of listed investments	—	—	—
(c) Estimated losses expected to be reclassified from other comprehensive income to earnings in the year ended 30 June 2003 are approximately $220 million after tax.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following is a summary of the estimated adjustments to shareholders’ equity as at 30 June 2002 and 2001 that would be required if US GAAP had been applied instead of UK GAAP:

		2002	2001
		US$M	US$M
Reconciliation of Shareholders’ Equity
Shareholders’ equity under UK GAAP		12,356	11,340
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group (a)
Inventory	(B)(i)	—	159
Investments	(B)(ii)	985	1,034
Property, plant and equipment	(B)(iii)	2,072	2,156
Undeveloped properties	(B)(iv)	741	825
Long-term contracts	(B)(v)	39	40
Goodwill	(B)(vi)	3,174	3,277
Long-term debt	(B)(vii)	13	29
BHP Steel demerger	(C)	(264)	—
Write-downs	(E)	87	174
Property, plant and equipment revaluations	(F)	(63)	(68)
Reserves	(G)	(15)	—
Restructuring and employee provisions	(H)	11	66
Fair value accounting for derivatives	(I)	(127)	(624)
Synthetic debt	(J)	31	13
Exploration, evaluation and development expenditures	(L)	(126)	(66)
Start-up costs	(M)	(55)	(53)
Profit on asset sales	(N)	(20)	(22)
Pension plans	(O)	(109)	(78)
Other post-retirement benefits	(P)	(15)	(49)
Mozal expansion rights debtor	(Q)	(39)	(61)
Employee Share Plan loans	(R)	(135)	(59)
Change in fair value of listed investments	(X)	10	5
Deferred taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(B)(viii)	(1,559)	(1,724)
Deferred taxation adjustments (including the deferred taxation effect of other adjustments)	(Y)	155	288

Total adjustment		4,791	5,262

Shareholders’ equity under US GAAP		17,147	16,602

(a)
In addition to the fair value adjustments on acquisition of the BHP Billiton Plc Group indicated, various adjustments to the net assets of the BHP Billiton Plc Group to reflect US GAAP were also reported. These adjustments have been disclosed in aggregate with similar items relating to the BHP Billiton Limited Group.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following are the variations in the balance sheet as at 30 June 2002 and 2001 that would be required if US GAAP had been applied instead of UK GAAP:

The column headed ‘Unadjusted’ represents a US GAAP format presentation of the assets and liabilities and shareholders’ equity which have been measured in accordance with UK GAAP. The column headed ‘Adjustments’ represents the allocation of those measurement differences (presented in the Reconciliation of Shareholders’ Equity) which are required to derive a balance sheet in accordance with US GAAP.

	Unadjusted 2002 US$M	Adjustments 2002 US$M	US GAAP 2002 US$M	Unadjusted 2001 US$M	Adjustment s2001 US$M	US GAAP 2001 US$M

Balance Sheet
Assets
Current assets
Cash assets	1,413	—	1,413	1,147	—	1,147
Receivables	2,131	(251)	1,880	2,120	(210)	1,910
Other financial assets	116	—	116	215	—	215
Inventories	1,160	—	1,160	1,375	159	1,534
Other assets	100	93	193	122	—	122

Total current assets—continuing operations	4,920	(158)	4,762	4,979	(51)	4,928

Total current assets—discontinued operations	748	—	748	738	—	738

Total current assets	5,668	(158)	5,510	5,717	(51)	5,666

Non-current assets
Receivables	882	(64)	818	511	(188)	323
Investments accounted for using the equity method	1,505	(2)	1,503	1,236	—	1,236
Other financial assets	489	1,034	1,523	465	1,085	1,550
Inventories	45	—	45	61	—	61
Property, plant and equipment	17,659	2,246	19,905	16,964	2,844	19,808
Intangible assets	42	3,180	3,222	95	3,283	3,378
Deferred tax assets	462	67	529	442	216	658
Other assets	796	(100)	696	689	(69)	620

Total non-current assets—continuing operations	21,880	6,361	28,241	20,463	7,171	27,634

Total non-current assets—discontinued operations	1,984	40	2,024	1,809	123	1,932

Total non-current assets	23,864	6,401	30,265	22,272	7,294	29,566

Total assets	29,532	6,243	35,775	27,989	7,243	35,232
Liabilities and shareholders’ equity
Current liabilities
Payables	2,143	100	2,243	1,988	318	2,306
Interest bearing liabilities	1,884	(141)	1,743	1,884	(141)	1,743
Tax liabilities	498	—	498	380	—	380
Other provisions	1,009	(9)	1,000	942	(64)	878

Total current liabilities—continuing operations	5,534	(50)	5,484	5,194	113	5,307

Total current liabilities—discontinued operations	448	—	448	375	—	375

Total current liabilities	5,982	(50)	5,932	5,569	113	5,682

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	Unadjusted 2002 US$M	Adjustments 2002 US$M	US GAAP 2002 US$M	Unadjusted 2001 US$M	Adjustments 2001 US$M	US GAAP 2001 US$M
Balance Sheet continued
Non-current liabilities
Payables	121	16	137	144	185	329
Interest bearing liabilities	6,329	(33)	6,296	6,595	(51)	6,544
Tax liabilities	1,364	1,471	2,835	1,152	1,651	2,803
Other provisions	2,661	33	2,694	2,443	69	2,512

Total non-current liabilities—continuing operations	10,475	1,487	11,962	10,334	1,854	12,188

Total non-current liabilities—discontinued operations	393	—	393	366	—	366

Total non-current liabilities	10,868	1,487	12,355	10,700	1,854	12,554

Total liabilities	16,850	1,437	18,287	16,269	1,967	18,236

Equity minority interests	326	15	341	380	14	394

Shareholders’ equity BHP Billiton Limited—contributed equity	3,143	(628)	2,515	3,039	(533)	2,506
BHP Billiton Plc—called up capital	1,752	5,697	7,449	1,752	5,699	7,451
Other equity items	471	(247)	224	530	(400)	130
Retained profits	6,990	(31)	6,959	6,019	496	6,515

Total shareholders’ equity	12,356	4,791	17,147	11,340	5,262	16,602

Total liabilities and shareholders’ equity	29,532	6,243	35,775	27,989	7,243	35,232

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The BHP Billiton Group Statement of Consolidated Cash Flows has been prepared in accordance with UK accounting standard FRS1, the objectives and principles of which are similar to those set out in US accounting standard SFAS 95, Statement of Cash Flows. The principal differences between the standards relate to classification of items within the cash flow statement as well as the definition of cash and cash equivalents.

The statement below shows the adjustments to be made to the UK GAAP cash flow statement to reclassify it to comply with US GAAP:

	2002 US$M	2001 US$M	2000 US$M
Reconciliation of Cash Flows
Net cash inflow/outflow from operating activities in accordance with UK GAAP	4,641	4,805	4,444
Dividends received	187	193	150
Returns on investments and servicing of finance	(375)	(524)	(651)
Tax paid	(515)	(587)	(532)

Net cash provided by operating activities in accordance with US GAAP	3,938	3,887	3,411

Capital expenditures	(2,671)	(3,040)	(1,262)
Acquisition and disposals	(38)	(1,399)	458
Net (purchase)/sale of investments	50	(595)	(117)

Net cash used in investing activities in accordance with US GAAP	(2,659)	(5,034)	(921)

Proceeds from issuance of ordinary shares	85	937	132
(Decrease)/increase in interest bearing liabilities	(324)	982	(1,687)
Equity dividends paid	(831)	(801)	(395)

Net cash provided by financing activities in accordance with US GAAP	(1,070)	1,118	(1,950)

Exchange translation effects	5	(117)	73

Net (decrease)/increase in cash and cash equivalents in accordance with US GAAP	214	(146)	613
Cash and cash equivalents at beginning of period	1,285	1,431	818

Cash and cash equivalents at end of period	1,499	1,285	1,431

At year end cash and cash equivalents is made up of:
Cash at bank and in hand	1,199	836	708
Money market deposits*	300	449	723

Cash and cash equivalents at end of period	1,499	1,285	1,431

*	Money market deposits with financial institutions have a maturity up to but not more than three months.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Basis of presentation under US GAAP

Revenue recognition

SAB 101 ‘Revenue recognition in Financial Statements’ became applicable to the BHP Billiton Group for the year ended 30 June 2001. The adoption of SAB 101 does not give rise to any differences in revenue recognition.

Debtors

In accordance with UK GAAP, certain debtors are included on the balance sheet, which are considered to have been sold and are not included on the balance sheet under US GAAP. The value of debtors at 30 June 2002 which were the subject of such treatment was US$141 million (2001: US$278 million).

Joint ventures and joint arrangements

Under US GAAP, all investments classified as joint ventures, as detailed under the heading ‘Joint ventures’ in note 1 ‘Principal subsidiaries, joint ventures, associates and joint arrangements’, are accounted for under the equity method of accounting in accordance with APB 18. All joint arrangements, as detailed under the heading ‘Proportionally included joint arrangements’ in note 1, are also proportionally accounted for in accordance with Emerging Issues Task Force Opinion (‘EITF’) 00-01 Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.

As disclosed in note 1, the BHP Billiton Group’s investment in the Richards Bay Minerals (RBM) joint venture is comprised of two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. The substantive participating rights of the minority interests holder in Tisand (Pty) Limited are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto, the co-venturer. The shareholder agreement ensures that the RBM joint venture functions as a single economic entity. The overall profit of the RBM joint venture is also shared equally between the venturers. The shareholders agreement also states that the parties agree that they shall as their first priority seek the best interests of the project as an autonomous commercial operation rather than seek to service the individual interests of any of the other parties.

As disclosed in note 1, the BHP Billiton Group holds a 57.5 per cent ownership interest in Minera Escondida, a joint arrangement in which three other participants hold ownership interests of 30%, 10% and 2.5%, respectively. The rights of the participants are governed by a Participant’s Agreement and a Management Agreement. A manager provides management and support services to the Project and the compensation of the manager is set forth in the Management Agreement. The Management Agreement establishes an Owner’s Counsel, consisting of members appointed by each participant to represent their interest in Escondida. Each member on the Owner’s Counsel holds voting rights equal to the ownership interest of the participant they represent, although certain matters require the affirmative vote of members of the Owner’s Counsel having in aggregate voting rights equal to or greater than 75% of the total ownership interest. Such matters generally include capital expenditure in excess of prescribed limits, sales of copper concentrate to a single customer, capacity expansions, the termination of construction, mining or production of copper concentrates, and indebtedness. The Agreement also stipulates that certain matters shall require the affirmative vote of all members of the Owner’s Counsel having an ownership interest of 10% or more. Those matters generally relate, within prescribed limits, to changes in the project, changes in the construction budget, the sale or transfer of any Escondida concessions, asset dispositions, agreements between the Escondida and a participant, share or other equity interest issuances in Escondida. In accordance with EITF 96-16, the BHP Billiton group has not consolidated this investment.

Cash flows

Under US GAAP, dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance, and tax paid are included in operating activities. In addition, capital expenditure and acquisitions and disposals are included as investing activities. Proceeds from the issuance of shares, increases and decreases in debt, and dividends paid, are included as financing activities.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash is defined as cash in hand and deposits but also includes cash equivalents, which are short term investments with original maturities of less than three months.

US GAAP adjustments

(A) Elimination of the BHP Billiton Plc Group financial information

This adjustment eliminates the pre-acquisition net income of the BHP Billiton Plc Group recorded in the BHP Billiton Group UK GAAP financial statements for the years ended 30 June 2001 and 30 June 2000. This elimination is not applicable at 30 June 2002 or for subsequent post-acquisition periods.

(B) Acquisition of BHP Billiton Plc

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. A full description of the DLC Merger structure is provided in ‘Dual Listed Companies Structure and Basis of Preparation of Financial Statements’. Under US GAAP, the DLC merger is accounted for as a purchase business combination of the BHP Billiton Plc Group by the BHP Billiton Limited Group.

The total assumed purchase consideration of US$11,529 million was calculated by multiplying the number of shares held by BHP Billiton Plc shareholders of 2,319,147,885 on 29 June 2001 by the US$4.9559 adjusted average share price of BHP Billiton Limited’s ordinary shares. The average share price was calculated over a period of three days prior to, and subsequent to, the announcement of the DLC merger on 19 March 2001. The average share price is adjusted for the 1:1 equalisation ratio, which is achieved by BHP Billiton Limited’s bonus share issue of 1,912,154,524 million shares in the ratio of 1.0651 additional bonus shares for every existing share held—prior to the bonus share adjustment the average share price would be US$10.2344 (i.e. by a factor of 2.0651). The 2,319,147,885 shares held by BHP Billiton Plc shareholders on 29 June 2001 reflect the exercise of rights under the Restricted Share Scheme and the Co-Investment Plan. As such, there were no outstanding stock options, stock appreciation rights or similar issuances of BHP Billiton Plc, and no purchase consideration is attributable to such securities. The cost of acquisition was therefore US$11,529 million, including direct external acquisition costs of US$36 million. The direct external acquisition costs have been expensed as incurred for UK GAAP purposes.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group’s inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to their other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into, and additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and the resulting goodwill over the periods of their respective useful economic lives.

The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management’s best estimates of fair value, are summarised in the shareholders’ equity reconciliation and are discussed below:

(i)	The increase in fair value of inventory was determined based on the difference between the carrying value and the market value of these assets.

(ii)
The increase in investments relates to increases to the BHP Billiton Plc Group’s equity investments. These equity investments have been measured at fair value and any excess of the fair value over the underlying tangible assets and liabilities has been attributed to mineral reserves within the underlying investments. These uplifts to mineral properties are being amortised over their estimated useful lives on a unit of production and, on an investment-by-investment basis. The estimated useful lives are not expected to exceed 30 years.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(iii)
The increase in property, plant and equipment relates to increases in the carrying value of the BHP Billiton Plc Group’s property, plant and equipment to their estimated fair value. The increase in carrying value of the property, plant and equipment is to be amortised over the estimated useful life of the property, plant and equipment, primarily on a unit of production basis. The estimated useful lives range between one year and 33 years.

During December 1998, the BHP Billiton Plc Group acquired certain assets from the BHP Billiton Limited Group. The BHP Billiton Plc Group recognised certain fair value adjustments as a result of this acquisition which are being amortised over their useful lives. As a result of the application of merger accounting under UK GAAP, the fair value adjustments are reversed. For US GAAP these fair value adjustments are reinstated.

(iv)
The amount of total consideration allocated to the BHP Billiton Plc Group’s developed and undeveloped properties has been estimated by the BHP Billiton Group management using current estimates of the status and prospects of the BHP Billiton Plc Group’s developed and undeveloped property portfolio as contained in the BHP Billiton Plc Group’s strategic plans. The undeveloped properties include only those identified properties that have advanced to a stage of development feasibility where management believes reasonable estimates of projected cash flows can be prepared and proven and probable reserves exist. The value allocated to the developed and undeveloped properties was determined utilising a risk adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual developed and undeveloped properties were based on existing estimates of revenues and contribution margin for the project. The increase in developed properties is being amortised over their estimated exploitable useful lives on a project-by-project basis. Amortisation for each project is deferred until such time as production commences.

(v)	The long-term contracts were attributed a fair value.

(vi)
Goodwill represents the remainder of unallocated purchase consideration. Goodwill is currently amortised over its expected useful economic life and in future years will be subject to periodic impairment tests.

(vii)
The decrease in long-term debt was as a result of attributing a fair value to fixed interest rate long-term loans which were not recorded at fair value in the BHP Billiton Plc Group’s financial statements.

(viii)	Deferred taxes have been computed on the excess of fair value over book value, other than for goodwill, using the applicable statutory tax rates.

Preliminary fair value assessments of the assets and liabilities of the BHP Billiton Plc Group were undertaken through the quantification of the purchase price and the preliminary allocation of this to individual businesses and to the underlying assets and liabilities of the individual businesses. Minor revisions to the provisional fair values were undertaken in the year ended 30 June 2002. The revised values of assets and liabilities acquired compared to the provisional values are shown in the table below. Prior period fair value adjustments have not been restated for the revisions.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	Final US$M	Provisional US$M
Balance Sheet at 30 June 2001
Current assets
Cash assets	687	687
Receivables	883	883
Inventories	1,022	1,022
Other financial assets	132	132

Non-current assets
Property, plant and equipment	11,567	11,540
Intangibles	3,307	3,278
Other financial assets	2,929	2,971

Current liabilities
Payables	1,048	1,048
Interest bearing liabilities	1,300	1,300
Other provisions	221	221

Non-current liabilities
Interest bearing liabilities	3,329	3,329
Tax liabilities	2,129	2,161
Other provisions	634	588

Equity minority interests	337	337

Net assets	11,529	11,529

Shareholders’ equity
Shareholders’ equity	11,529	11,529

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(C) BHP Steel demerger

Under UK GAAP, the BHP Steel demerger will be treated in two components in the year ending 30 June 2003—a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets). Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which is required to be recognised in the result for the period ended 30 June 2002 for US GAAP.The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel.

(D) Employee compensation costs

In these accounts, the expected cost of awards under various employee ownership plans is charged to the profit and loss account over the vesting period. Under US GAAP, compensation expense arising from variable equity award plans is recognised based on movements in their intrinsic value.

(E) Depreciation—write downs

Following certain asset write-downs not applicable under US GAAP, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. The movement in the shareholders’ equity reconciliation in 2002 for this item largely reflects impacts of the BHP Steel demerger and has been included in that item in the income reconciliation.

(F) Depreciation—revaluations

Revaluations of property, plant and equipment and investments have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect historical cost depreciation.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(G) Depreciation—reserves

The BHP Billiton Group prepares mineral reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The information contained in these statements differs in certain respects from that reported to the US Securities and Exchange Commission (SEC) which is prepared with reference to the SEC’s Industry Guide 7. This adjustment reflects the impact on depreciation of the difference.

(H) Restructuring and employee provisions

These accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP, a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted. This adjustment includes US$58 million (of a total of US$64 million) of organisational restructing costs charged to profit in the year ended 30 June 2001 as a consequence of the DLC merger which did not meet the appropriate criteria under US GAAP.

(I) Fair value accounting for derivatives

Under UK GAAP, when undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not such derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) Deferred and included in the measurement of the anticipated transaction when it occurs; or
(b) Included in the profit and loss account where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction. When undertaking strategic or opportunistic financial transactions, all gains and losses are included in the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are included in the profit and loss account at the inception of the contract.

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities (SFAS 133) requires that each derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. On initial application of this Standard the BHP Billiton Limited Group recognised an accumulated loss of US$268 million in respect of the fair value of derivative instruments held on 1 July 2000, which qualified as cash flow hedge transactions. This amount was reported as a component of other comprehensive income. An accumulated gain of US$11 million was recognised in respect of the fair value of derivative instruments which qualified as fair value hedge transactions, offset by a corresponding loss on their associated hedged liabilities held at 1 July 2000. The BHP Billiton Plc Group does not apply hedging principles in accordance with SFAS 133 and marks to market all derivative instruments, taking movements in the fair value of derivative instruments to the profit and loss account.

In the year ended 30 June 2001, subsequent gains and losses on cash flow hedges were taken to other comprehensive income and reclassified to profit and loss in the same period the hedged transaction was recognised. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as are offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised under UK GAAP until the hedged transaction is recognised.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Effective 1 July 2001, for US GAAP purposes, the BHP Billiton Limited Group de-designated existing derivative instruments as hedges of underlying transactions. Amounts previously included in other comprehensive income in relation to those derivative instruments previously designated as cash flow hedges will remain until the transactions originally being hedged are recognised, at which time the amounts will be taken to the profit and loss account. Movements in the fair value of derivative instruments since 30 June 2001 are taken to the profit and loss account.

(J) Synthetic debt

An operating subsidiary, whose functional currency is the US dollar, has obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the rand and the various foreign currencies. In these accounts, the arrangement is treated as a synthetic rand debt which at each period end is retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

Under US GAAP, synthetic debt accounting is not permitted. As a result, the foreign loan amounts and forward exchange contracts are accounted for separately. Foreign loans are initially recorded at the exchange rate in effect on the date of the borrowing, with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts are marked to market annually with the resulting gain or loss also taken to the profit and loss account.

(K) Realised net exchange gains on sale of assets/closure of operations

Net exchange gains or losses reported in shareholders’ equity, which relate to assets that have been sold, closed or written down are transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss account reflecting that they have, in substance, been realised.

(L) Exploration, evaluation and development expenditures

The BHP Billiton Group follows the ‘successful efforts’ method under UK GAAP in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the ‘successful efforts’ method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of Minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale or where a mineral resource has been identified but activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at new exploratory “greenfield” properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purposes of extending or further delineating existing reserves. In subsequent financial periods, amortisation of expenditure previously capitalised under UK GAAP which would have been expensed for US GAAP purposes will be added back when determining the profit result according to US GAAP.

(M) Start-up costs

The BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities should be expensed as incurred.

(N) Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

For the period ended 30 June 2000, the profit on the sale and leaseback of plant and equipment was deferred for US GAAP purposes and will be recognised over the life of the operating lease.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(O) Pension plans

Under UK GAAP, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees’ service lives. Under UK GAAP, this policy has been adopted for all periods presented and resulted in changes in policy by the BHP Billiton Limited Group to conform with the BHP Billiton Plc Group in the year ended 30 June 2001. Previously, charges were taken to the profit and loss account as contributions were made to pension plans.

Consequently, the BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner generally consistent with US GAAP. However, differences in the actuarial method used and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities. In addition, any associated foreign exchange gains or losses are required to be eliminated from net income.

(P) Other post-retirement benefits

In these accounts, post-retirement benefits other than pensions have been accounted for in accordance with the provisions of SSAP 24, which are generally consistent with the provisions of SFAS 106 for the purposes of US GAAP except for certain scenarios such as in accounting for plan amendments.

Under UK GAAP, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

(Q) Mozal expansion rights

In June 2001, BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. In these accounts, the consideration was recognised as revenue in the year ended 30 June 2001. A portion of the consideration will be paid in cash and another portion will be delivered to BHP Billiton via a marketing arrangement once production has commenced. This deferred portion will be amortised to the profit and loss account over the period of the sales contract. Under US GAAP, the consideration paid in cash will be recognised as profit from asset sales when received and the deferred consideration portion is considered a derivative and has been recognised on the balance sheet and marked to market with movements in fair value being taken to the profit and loss account.

(R) Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP Billiton Limited. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total shareholders’ equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are required to be eliminated from net income

(S) Purchase business combination costs

Costs incurred in relation to the DLC merger that were expensed under UK GAAP represent costs of acquisition that were capitalised under US GAAP.

(T) Expenses on spin-off of OneSteel Limited

Costs associated with completion of the spin-off of OneSteel Limited are recognised directly in equity for UK GAAP but are charged as expenses for US GAAP. Previously published financial statements incorrectly recognised these costs directly in equity. This change in accounting in the year ended 30 June 2001 decreased US GAAP net income by US$30 million, and decreased US GAAP earnings per share by US$0.008 per share.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(U) Restoration and rehabilitation costs

Under UK GAAP, the expected cost of any committed decommissioning or restoration program, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision as the discount unwinds is included in net interest and similar items payable. Under UK GAAP, this policy has been adopted for all periods presented. In fiscal 2000 and prior years, the provision was determined under US GAAP on an undiscounted basis and the charge to profit was generally based on units of production, so that full provision was made by the end of the assets’ economic life.

(V) Asset write-downs

The BHP Billiton Group determines the recoverable amount of fixed assets on a discounted basis when assessing impairments. The discount rate is a risk adjusted market rate which is applied both to determine impairment and to calculate the write-down.

Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. Only if the asset’s carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value (based on discounted cashflows).

These differences create adjustments to the profit and loss account in prior years representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account.

The charge to profit for the period ended 30 June 2000 reflects the additional write-off of the West Australian HBI plant for US GAAP.

(W) Consolidation of Tubemakers of Australia Ltd (TOA)

Prior to consolidation, TOA was accounted for as an associated entity and included in the equity accounting calculations. Under US GAAP equity accounting is included in the consolidated results, while prior to the year ended 30 June 1999 only disclosure by way of note to the accounts was permitted. Thus the carrying value of the original equity interest in TOA is higher under US GAAP, and this is reflected in higher goodwill capitalised and amortised in accordance with US GAAP. The spin-off of OneSteel Limited eliminated this reconciling item.

(X) Investments

Under UK GAAP certain investments in marketable securities are classified as exploration assets and are carried at estimated recoverable amount. Under US GAAP, such investments are classified as available for sale and are marked to market with changes in value recognised as a component of comprehensive income.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(Y) Taxation adjustments

UK GAAP requires tax liabilities and assets to be measured at the amounts expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP requires the measurement of tax liabilities and assets using tax rates based on enacted tax law. The effect of a change in the UK corporate tax rate for petroleum companies was recognised in June 2002 for UK GAAP on the basis that the legislation was substantively enacted. This tax rate change will not be recognised for US GAAP purposes until the legislation is enacted. For 2002, an adjustment of US$61 million is reported in the item ‘taxation adjustments’. Previously published financial statements in respect of the year ended 30 June 2002 incorrectly recognised this adjustment as a charge to US GAAP net income. The correct treatment, reflected herein, is the recognition of this adjustment as a credit to US GAAP net income. This change in the year ended 30 June 2002 increased US GAAP net income by US$122 million and increased US GAAP earnings per share by US$0.020 per share.

In these accounts, potential tax expense of US$47 million has not been recognised in 2002, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. This adjustment is reported in the item ‘taxation adjustments’.

(Z) Secondary share issuance

During September 2000, BHP Billiton Plc undertook a secondary issuance of shares on the London Stock Exchange. The shares were issued in pounds sterling, however to fix the proceeds received on the share issuance in US dollars, BHP Billiton Plc utilised a number of hedging instruments to lock in the exchange rate between pounds sterling and US dollars. This hedging activity gave rise to a loss being realised due to the movement in the pound sterling against the US dollar. BHP Billiton Plc reported this loss as an offset against the share proceeds, which was then credited to called up capital.

Under US GAAP, the loss would not qualify as a hedged item under SFAS 133. As such, the loss is recognised in the profit and loss in the period the loss was realised. This is reflected as an adjustment from called up capital to retained profits.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(B) Employee compensation costs

The BHP Billiton Group has applied the principles of US Accounting Principles Board Opinion No. 25 in the determination of employee compensation costs arising from the various employee ownership plans. Had the fair value basis of accounting in US Statement of Financial Accounting Standards No. 123 (SFAS 123) been used to account for compensation costs, the following net income and earnings per share amounts would result:

	2002 US$M	2001 US$M	2000 US$M
Net income
As reported	1,249	882	400
Proforma	1,224	897	400

Basic earnings per share (a) (b)
As reported	0.207	0.239	0.109
Proforma	0.203	0.243	0.109

Diluted earnings per share (b) (c)
As reported	0.207	0.238	0.109
Proforma	0.203	0.242	0.109

(a)	Based on net profit attributable to members of BHP Billiton Group.
(b)	Comparative data has been adjusted to take into account the bonus share issue effective 29 June 2001. Refer note 23.
(c)	Refer note 12.

Refer to note 23 “Employee share ownership plans” for significant assumptions used in applying the Black-Scholes option pricing model to calculate the employee compensation expense under SFAS 123.

(C) Impact of new accounting standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141: Business Combinations (SFAS141) and Statement of Financial Accounting Standards No. 142: Goodwill and Other Intangible Assets (SFAS142). In August 2001, the FASB also issued Statement of Financial Accounting Standards No. 143: Accounting for Asset Retirement Obligations (SFAS143) and Statement of Financial Accounting Standards No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS144). In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146: Accounting for Costs Associated with Exit or Disposal Activities (SFAS146).

For the purpose of deriving US GAAP financial information of the BHP Billiton Group, SFAS141 applies to purchase business combinations entered into after 30 June 2001. SFAS142, SFAS143 and SFAS144 will apply for the year ending 30 June 2003 while SFAS146 is effective for exit or disposal activities initiated after 31 December 2002. The BHP Billiton Group has not adopted any of these standards early for the purpose of the June 2002 financial statements.

SFAS141 changes the accounting for business combinations to a single purchase accounting method. SFAS141 also changes the recognition criteria for intangible assets other than goodwill, and expands disclosure requirements in relation to business combinations. SFAS142 changes the accounting for acquired goodwill and other intangible assets by requiring that goodwill and intangible assets with indefinite useful lives not be amortised. Under SFAS142, the carrying amount of such assets will be subject to impairment tests at least on an annual basis. SFAS143 changes accounting for the retirement of tangible long-lived assets by requiring that the fair value of legal obligations associated with the retirement of such assets be recognised as a liability and capitalised as part of the cost of those assets. SFAS144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. SFAS146 requires that costs associated with exit or disposal activities be recognised when they are incurred rather than at the date of a commitment to an exit or disposal plan.

The BHP Billiton Group has not evaluated the potential impact of any of these new standards on its future financial performance or financial position.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(D) Pensions and post-retirement benefit schemes

The BHP Billiton Group’s pension and other post-retirement benefit plans are discussed in note 28. The disclosures below include the additional information required by SFAS 132. The pension costs of the BHP Billiton Group’s significant defined benefit plans have been restated in the following tables in accordance with US GAAP.

The disclosures for 2002 are provided in relation to the employees of the BHP Billiton Group. For 2001 the income statement disclosures are provided in relation to the employees of the BHP Billiton Limited Group only and the balance sheet disclosures are provided on a combined basis in relation to the employees of the BHP Billiton Limited Group and the BHP Billiton Plc Group. The disclosures for 2000 are provided in relation to employees of the BHP Billiton Limited Group only.

Pensions

	BHP Billiton Group
	2002 US$M	2001 US$M	2000 US$M
The net periodic pension cost for the significant pension plans comprised:
Service costs	67	63	102
Interest costs	85	77	97
Expected return on plan assets	(105)	(108)	(146)
Amortisation of prior service cost	1	2	2
Amortisation of net transition asset	(12)	(12)	(17)
Termination benefits and curtailment costs	1	(2)	35
Recognised net actuarial loss/(gain)	1	(8)	(9)

Net periodic pension cost under US GAAP	38	12	64

	BHP Billiton Group
	2002 %pa	2001 %pa	2000 %pa
The major weighted average assumptions used in computing the above pension cost/income were:
Rates of future pay increases	3.4%	3.6%	3.4%
Discount rate	6.2%	6.4%	6.4%
Expected long term rates of return on plan assets	8.0%	8.1%	8.1%

	HP Billiton Group
	2002 US$M	2001 US$M
Change in benefit obligation
Projected benefit obligation at the beginning of the year	1,468	1,458
Amendments	1	—
Service costs	67	63
Interest costs	85	77
Plan participants’ contributions	9	25
Actuarial loss	18	46
Benefits paid	(218)	(440)
Acquisitions	—	374
Subsidiary schemes transferred to joint venture	(110)	—
Termination benefits and curtailment costs	(2)	6
Exchange variations	69	(141)

Projected benefit obligation at the end of the year	1,387	1,468

Projected benefit obligation at the end of the year for plans with accumulated benefit obligations in excess of plan assets	599	132

Accumulated benefit obligation at the end of the year for plans with accumulated benefit obligations in excess of plan assets	520	97

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(D) Pensions and post-retirement benefit schemes continued

	BHP Billiton Group
	2002	2001
	US$M	US$M
Change in plan assets
Fair value of plan assets at the beginning of the year	1,483	1,567
Actual return on plan assets	(54)	(22)
Employer contribution	68	61
Plan participants’ contributions	9	25
Benefits paid	(218)	(440)
Termination benefits and curtailment costs	(2)	—
Acquisitions	—	430
Subsidiary schemes transferred to joint venture	(113)	—
Exchange variations	38	(138)

Fair value of plan assets at the end of the year	1,211	1,483

Fair value of plan assets at the end of the year for plans with accumulated benefit obligations in excess of plan assets	418	52

Plan assets consist primarily of bonds and equities. Further details are given in note 28.
Funded status
Funded status	(176)	15
Unrecognised net actuarial loss	270	78
Unrecognised prior service cost	7	8
Unrecognised net transition asset	(8)	(20)

Net amount recognised	93	81

	BHP Billiton Group
	2002	2001
Analysis of net amount recognised	US$M	US$M
Prepaid benefit obligation	150	170
(Accumulated) benefit obligation	(138)	(89)
Intangible asset	7	—
Accumulated other comprehensive income	74	—

Net amount recognised	93	81

Post-retirement medical benefits
	BHP Billiton Group
	2002	2001	2000
	US$M	US$M	US$M
Net Medical Cost
Service cost	3	1	1
Interest cost	17	8	8
Recognised actuarial loss	1	1	1
Termination benefits and curtailment costs	(5)	—	—
Amortisation of prior service credit	(1)	—	—

Net medical cost	15	10	10

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(D) Pensions and post-retirement benefit schemes continued

	BHP Billiton Group
	2002 US$M	2001 US$M	2000 US$M
The major weighted average assumptions used in calculating the net medical cost were:
Rate of future medical inflation	6.1%	6.1%	5.5%
Discount rate	8.4%	8.9%	7.5%

The rate of future medical inflation rate reflects the fact that the benefits of certain groups of participants are capped.

	BHP Billiton Group
	2002 US$M	2001 US$M
Change in accumulated post-retirement benefit obligation
Accumulated post-retirement benefit obligation at the beginning of the year	281	112
Amendments	(19)	—
Service costs	3	1
Interest costs	17	8
Actuarial loss	9	—
Benefits paid	(13)	(8)
Acquisitions	—	168
Subsidiary schemes transferred to joint venture	(30)	—
Curtailments	(8)	—
Exchange variations	(20)	—

Accumulated post-retirement benefit obligation at the end of the year	220	281

Change in plan assets
Fair value of plan assets at the beginning of the year	—	—
Employer contributions	13	8
Benefits paid	(13)	(8)

Fair value of plan assets at end of year	—	—

Funded status
Funded status	(220)	(281)
Unrecognised net actuarial loss	16	10
Unrecognised prior service cost	(18)	—

Accrued post-retirement medical cost	(222)	(271)

	1% decrease US$M	1% increase US$M

The impact of a 1% variation in the rate of future medical inflation on the 2002 results would be:
Effect on total service and interest cost	(3)	3
Effect on accumulated post-retirement benefit obligation	(26)	26

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 36. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED)

Oil and gas reserves and production

Reserves

The table below details our oil, condensate, LPG and gas reserves, estimated at 30 June 2002, 30 June 2001 and 30 June 2000 with a reconciliation of the changes in each year. Our reserves have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves have been subjected to economic tests specified in Statement of Financial Accounting Standard 69 to demonstrate their commerciality under prices and costs existing at the time of the estimates. Our reserves include certain quantities of oil, condensate and LPG which will be produced under arrangements that involve us in upstream risks and rewards but do not transfer ownership of the products to us. Our reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

	Australia/Asia	Americas	UK/Middle East	Total
	(millions of barrels)
Proved developed and undeveloped oil, condensate and LPG reserves (a)
Reserves at 30 June 1999	475.5	23.3	85.2	584.0
Improved recovery	—	—	—	—
Revisions of previous estimates	26.0	(0.1)	4.3	30.2
Extensions and discoveries	19.9	9.4	11.4	40.7
Purchase/sales of reserves	(8.7)	(0.1)	—	(8.8)
Production (b)	(74.4)	(3.9)	(10.8)	(89.1)

Total changes	(37.2)	5.3	4.9	(27.0)

Reserves at 30 June 2000	438.3	28.6	90.1	557.0
Improved recovery	0.4	—	—	0.4
Revisions of previous estimates	5.3	0.5	0.5	6.3
Extensions and discoveries	4.4	67.6	74.1	146.1
Purchase/sales of reserves	(0.9)	3.8	(18.3)	(15.4)
Production (b)	(70.7)	(4.2)	(12.2)	(87.1)

Total changes	(61.5)	67.7	44.1	50.3

Reserves at 30 June 2001	376.8	96.3	134.2	607.3
Improved recovery	—	—	—	—
Revisions of previous estimates	12.1	3.2	(11.0)	4.3
Extensions and discoveries	3.4	70.2	—	73.6
Purchase/sales of reserves	—	—	—	—
Production (b)	(63.3)	(9.0)	(14.3)	(86.6)

Total changes	(47.8)	64.4	(25.3)	(8.7)

Reserves at 30 June 2002 (c)	329.0	160.7	108.9	598.6

Proved developed oil, condensate and LPG reserves (a)
Reserves at 1 July 1999	335.8	14.5	48.5	398.8
Reserves at 30 June 2000	334.2	11.3	46.3	391.8
Reserves at 30 June 2001	268.6	9.4	40.9	318.9

Reserves at 30 June 2002	233.1	15.9	30.2	279.2

(a)	In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and LPG reserves include 20.5 million barrels derived from probabilistic aggregation procedures.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 36. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED) continued

	Australia/Asia)(a)	Americas	UK/Middle East	Total
	(billions of cubic feet)
Proved developed and undeveloped natural gas reserves
Reserves at 30 June 1999	3,828.9	125.2	844.7	4,798.8
Improved recovery	—	—	—	—
Revisions of previous estimates	280.5	—	7.3	287.8
Extensions and discoveries	206.6	35.2	—	241.8
Purchases/sales of reserves	—	(2.7)	(79.1)	(81.8)
Production (b)	(173.1)	(15.3)	(67.9)	(256.3)

Total changes	314.0	17.2	(139.7)	191.5

Reserves at 30 June 2000	4,142.9	142.4	705.0	4,990.3
Improved recovery	—	—	—	—
Revisions of previous estimates	72.8	(26.4)	(43.9)	2.5
Extensions and discoveries	32.9	38.5	—	71.4
Purchases/sales of reserves	—	6.1	—	6.1
Production (b)	(170.2)	(21.5)	(67.1)	(258.8)

Total changes	(64.5)	(3.3)	(111.0)	(178.8)

Reserves at 30 June 2001	4,078.4	139.1	594.0	4,811.5
Improved recovery	—	—	—	—
Revisions of previous estimates	3.9	2.7	(35.8)	(29.2)
Extensions and discoveries	605.9	37.3	—	643.2
Purchases/sales of reserves	—	—	—	—
Production (b)	(187.4)	(25.1)	(69.0)	(281.5)

Total changes	422.4	14.9	(104.8)	332.5

Reserves at 30 June 2002 (c)	4,500.8	154.0	489.2	5,144.0

Proved developed natural gas reserves
Reserves at 1 July 1999	2,349.7	116.5	612.8	3,079.0
Reserves at 30 June 2000	2,437.0	125.9	522.4	3,085.3
Reserves at 30 June 2001	2,303.2	84.6	550.2	2,938.0

Reserves at 30 June 2002	2,455.1	79.9	481.9	3,016.9

(a)	Production for Australia includes gas sold as LNG.
(b)	Production for reserves differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 185.4 billion cubic feet derived from probabilistic aggregation procedures.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 36. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED) continued

Capitalised costs incurred relating to oil and gas producing activities

The following table shows the aggregate capitalised costs relating to oil and gas producing activities and related accumulated depreciation, depletion and amortisation and impairments.

	2002 US$M	2001 US$M
Capitalised cost
Unevaluated properties	234	272
Production properties	7,576	6,253

Total costs (a) (b)	7,810	6,525
less Accumulated depreciation, depletion and amortisation and impairments (a) (b)	(3,944)	(3,052)

Net capitalised costs (c)	3,866	3,473

(a)
Includes US$286 million (2001: US$286 million; 2000: US$336 million) attributable to prior year revaluations of fixed assets above historical costs and related accumulated amortisation thereof of US$222 million (2001: US$217 million).

(b)
Includes US$125 million (2001: US$118 million) attributable to capitalised exploration, evaluation and development expenditures which would be expensed under US GAAP and related accumulated amortisation thereof of US$87 million (2001: US$86 million).

(c)
Net capitalised costs include capitalised pre-production costs of US$479 million (2001: US$338 million), comprising exploration expenditure of US$137 million (2001: US$61 million), development expenditure of US$317 million (2001: US$277 million) and investments of US$25 million (US$nil).

Costs incurred relating to oil and gas producing activities

The following table shows costs incurred relating to oil and gas producing activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activities and drilling of exploratory wells. Development costs were all expended to develop booked proved undeveloped reserves.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
2002
Acquisitions of proved property	—	—	—	—
Acquisitions of unevaluated property	—	20	—	20
Exploration (a)	28	194	46	268
Development	236	186	289	711

	264	400	335	999

2001
Acquisitions of proved property	—	59	—	59
Acquisitions of unevaluated property	—	19	—	19
Exploration (a)	36	125	26	187
Development	114	110	177	401

	150	313	203	666

2000
Acquisitions of proved property	—	—	—	—
Acquisitions of unevaluated property	—	2	—	2
Exploration (a)	21	108	26	155
Development	192	52	55	299

	213	162	81	456

(a)	Represents gross exploration expenditure.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 36. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED) continued

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 4 ‘Analysis by business segment’ but differs in several respects as to the level of detail and geographic presentation. Amounts shown in the following table exclude interest income and borrowing costs, general corporate administrative costs and downstream processing of oil and gas into other products for resale. Petroleum general and administrative costs relating to oil and gas activities are included.

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits. Certain allocations of tax provisions among geographic areas were necessary and are based on management’s assessment of the principal factors giving rise to the tax obligation.

Revenues are reflected net of royalties but before reduction for windfall profit taxes (these are included in operating costs). Revenues include sales to affiliates but amounts are not significant.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
2002
Oil and gas sales	1,888	262	538	2,688
Production costs	(204)	(37)	(80)	(321)
Exploration expenses (a)	(24)	(87)	(41)	(152)
Depreciation, depletion, amortisation (a)	(230)	(142)	(199)	(571)
Production taxes	(446)	(12)	(5)	(463)
Other, net (b)	—	—	—	—

	984	(16)	213	1,181
Income taxes	(301)	12	(50)	(339)

Results of oil and gas producing activities (c)	683	(4)	163	842

2001
Oil and gas sales	2,269	214	663	3,146
Production costs	(84)	(76)	(164)	(324)
Exploration expenses (a)	(32)	(106)	(27)	(165)
Depreciation, depletion and amortisation (a)	(269)	(65)	(187)	(521)
Production taxes	(745)	—	(4)	(749)
Other, net (b)	181	15	2	198

	1,320	(18)	283	1,585
Income taxes	(424)	34	(89)	(479)

Results of oil and gas producing activities (c)	896	16	194	1,106

2000
Oil and gas sales	2,053	127	461	2,641
Production costs	(253)	(42)	(109)	(404)
Exploration expenses (a)	(25)	(79)	(17)	(121)
Depreciation, depletion and amortisation (a)	(293)	(35)	(186)	(514)
Production taxes	(481)	—	(4)	(485)
Other, net (b)	67	—	36	103

	1,068	(29)	181	1,220
Income taxes	(361)	9	(45)	(397)

Results of oil and gas producing activities (c)	707	(20)	136	823

(a)
Exploration expenses exclude capitalised exploration, evaluation and development expenditures of US$6 million (2001: US$5 million; 2000: US$5 million) which would have been expensed under US GAAP. In a related manner, depreciation is higher in 2002 by US$1 million (2001: US$2 million; 2000: US$2 million) than that required under US GAAP.

(b)
Predominantly includes the effect of a change in policy for providing expenditure for restoration and rehabilitation. At 30 June 2001, this policy was changed such that a provision for full cost expected to be incurred at the end of the life of each asset on a discounted to net present value basis is recognised at the beginning of each project and capitalised as part of the cost of the asset. The capitalised cost is amortised over the life of the operation and the annual increase in the net present value of the provision for the expected cost is included in expenses from ordinary activities.

(c)
Amounts shown exclude general corporate overheads, interest income and borrowing costs, and downstream processing of oil and gas into products for resale and, accordingly, do not represent all of the operations attributable to the petroleum segment presented in note 4. There are no equity minority interests.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 36. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED) continued

Standardised Measure of discounted future net cash flows relating to proved oil and gas reserves (‘Standardised Measure’) (unaudited)

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised Measure is based on the BHP Billiton Group’s estimated proved reserves, (as presented in the section ‘Reserves’) and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The Standardised Measure is prepared on a basis which presumes that year end economic and operating conditions will continue over the periods in which year end proved reserves would be produced. The effects of future inflation, future changes in exchange rates and expected future changes in technology, taxes and operating practices have not been included.

The Standardised Measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production at prices in effect at period end to derive future cash inflows. Future price increases may be considered only to the extent that they are provided by fixed contractual arrangements in effect at period end and are not dependent upon future inflation or exchange rate changes.

Future cash inflows are then reduced by future costs of producing and developing the period end proved reserves based on costs in effect at period end without regard to future inflation or changes in technology or operating practices. Future development costs include the costs of drilling and equipping development wells and construction of platforms and production facilities to gain access to proved reserves owned at period end. They also include future costs, net of residual salvage value, associated with the abandonment of wells, dismantling of production platforms and restoration of drilling sites. Future cash inflows are further reduced by future income taxes based on tax rates in effect at period end and after considering the future deductions and credits applicable to proved properties owned at period end. The resultant annual future net cash flows (after deductions of operating costs including resource rent taxes, development costs and income taxes) are discounted at 10 per cent per annum to derive the Standardised Measure.

There are many important variables, assumptions and imprecisions inherent in developing the Standardised Measure, the most important of which are the level of proved reserves and the rate of production thereof. The Standardised Measure is not an estimate of the fair market value of the BHP Billiton Group’s oil and gas reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated future changes in prices, costs and exchange rates, anticipated future changes in secondary tax and income tax rates and alternative discount factors representing the time value of money and adjustments for risks inherent in producing oil and gas.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
Standardised Measure of discounted future net cash flows (unaudited)
2002
Future cash inflows	19,439	4,489	4,020	27,948
Future production costs	(7,209)	(975)	(1,067)	(9,251)
Future development costs (a) (b)	(2,484)	(1,342)	(450)	(4,276)
Future income taxes	(2,909)	(695)	(620)	(4,224)

Future net cash flows	6,837	1,477	1,883	10,197
Discount at 10% per annum	(3,363)	(757)	(597)	(4,717)

Standardised Measure	3,474	720	1,286	5,480

2001
Future cash inflows	19,533	2,637	3,173	25,343
Future production costs	(6,174)	(750)	(954)	(7,878
Future development costs (a) (b)	(2,586)	(649)	(220)	(3,455)
Future income taxes	(3,148)	(415)	(551)	(4,114)

Future net cash flows	7,625	823	1,448	9,896
Discount at 10% per annum	(3,792)	(293)	(402)	(4,487)

Standardised Measure	3,833	530	1,046	5,409

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 36. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED) continued

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
Standardised Measure of discounted future net cash flows (unaudited)
continued
2000
Future cash inflows	21,243	985	3,822	26,050
Future production costs	(7,558)	(182)	(1,023)	(8,763)
Future development costs (a) (b)	(1,385)	(128)	(304)	(1,817)
Future income taxes	(3,717)	(223)	(635)	(4,575)

Future net cash flows	8,583	452	1,860	10,895
Discount at 10% per annum	(4,667)	(130)	(578)	(5,375)

Standardised Measure	3,916	322	1,282	5,520

(a)
Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2002 are estimated to be US$402 million (2002) and this amount has been included in the Standardised Measure calculation.

(b)	Future costs to develop our proved undeveloped reserves over the next three years are expected to be US$1,052 million (2003), US$988 million (2004) and US$587 million (2005).

Changes in the Standardised Measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown in discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2002 US$M	2001 US$M	2000 US$M
Changes in the Standardised Measure of discounted future net cash flows (unaudited)
Standardised Measure—beginning of period	5,409	5,520	2,767
Revisions:
Prices, net of production costs	342	(201)	4,086
Revisions of quantity estimates (a)	599	(27)	424
Accretion of discount	781	772	429
Changes in production timing and other (b)	(1,136)	427	(236)

	5,995	6,491	7,470
Sales of oil and gas, net of production costs	(1,941)	(2,096)	(1,463)
Acquisitions of reserves-in-place	—	70	—
Sales of reserves-in-places (c) (d)	—	(24)	(60)
Development costs incurred which reduced previously estimated development costs	656	323	207
Extensions and discoveries, net of future costs	778	464	430
Changes in future income taxes	(8)	181	(1,064)

Standardised Measure—end of period	5,480	5,409	5,520

(a)	Changes in reserves quantities are shown in the Oil & Gas Reserves on pages F-137 and F-138. Reserve quantities are discussed under ‘Business Description—Petroleum’.
(b)	Includes the effect of foreign exchange.
(c)	Reflects the sale of Buffalo oil field in Northern Australia on 30 March 2001.
(d)	Reflects the sale of PNG assets in December 1999.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 36. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED) continued

Production

The table below details the Petroleum businesses’ historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the two years ended 30 June 2002 and 2001. Volumes and tonnages of marketable production are shown after deduction of applicable royalties, fuel and flare. Included in the table average production are costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	2002	2001
Crude oil and condensate production (millions of barrels)
Australia/Asia	56.2	64.3
Americas	9.0	3.7
Europe/Middle East	13.3	11.1

Total	78.5	79.1

Natural gas production (a) (billions of cubic feet)
Australia/Asia	126.0	115.5
Americas	25.2	21.3
Europe/Middle East	72.7	68.3

Total	223.9	205.1

Liquefied natural gas (LNG) production (b) (thousand tonnes)
Australia/Asia (leasehold production)	1,298.8	1,241.8

Liquefied petroleum gas (LPG) production (c) (thousand tonnes)
Australia/Asia (leasehold production)	551.4	582.1
Europe/Middle East (leasehold production)	85.6	91.5

Total	637.0	673.6

Ethane production (thousand tonnes)
Australia/Asia (leasehold production)	87.1	67.4

Average sales price
Oil and Condensate (US$ per barrel) (d)	22.58	29.39
Natural gas (US$ per thousand cubic feet)	1.84	1.73

Average production cost (e)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	5.83	8.19
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	2.38	2.48

(a)	Natural gas production figures exclude gas sold as LNG or ethane.
(b)	LNG consists primarily of liquefied methane.
(c)	LPG consists primarily of liquefied propane and butane.
(d)	Oil and condensate prices net of commodity hedging were US$22.58 (2001: US$28.04; 2000: US$22.86).
(e)
Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties.

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

BHP Billiton Limited Group

Annual Financial Statements

30 June 2001

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

INDEPENDENT AUDIT REPORT

To the members of BHP Billiton Limited:

Scope

We have audited the financial report of BHP Billiton Limited for the year ended 30 June 2001 and 30 June 2000 as set out on pages F-147 to F-255. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at 30 June 2001 and 30 June 2000 or from time to time during the financial years. The company’s Directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian and United States auditing standards, to provide reasonable assurance whether the financial report is free of material misstatement.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of BHP Billiton Limited is in accordance with:

(a) the Corporations Act (2001), including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2001 and 30 June 2000 and of their performance for the years ended on those dates; and

(ii)	complying with Accounting Standards and the Corporations Regulations (2001); and

(b) other mandatory professional reporting requirements.

Reconciliation to United States Accounting Principles

Accounting practices used by BHP Billiton Limited in preparing the financial report conform with accounting principles generally accepted in Australia but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net profit and total equity to accounting principles generally accepted in the United States is set forth in note 50. As explained in Note 50, the company has given retroactive effect to the change in accounting for spin-off costs incurred on the spin-off of subsidiary companies.

/s/    Arthur Andersen
Arthur Andersen—Chartered Accountants

/s/    G A Hounsell
G A Hounsell—Partner

Dated at Melbourne this 3rd day of September 2001
(except with respect to the change in accounting for spin-off costs, as to which the date is the 22nd day of March 2002)

This audit report is a copy of the previously issued Arthur Andersen independent audit report and has not been reissued by Arthur Andersen.

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

ANNUAL FINANCIAL STATEMENTS

Contents

Statement of Financial Performance

Statement of Financial Position

Statement of Cash Flows

Notes to financial statements

Directors’ declaration

Independent audit report

Financial summary 1997-2001

Glossary of terms

Notes to financial statements

1. Statement of accounting policies	28. Other provisions (non-current)
2. Significant items	29. Contributed equity
3. Revenue from ordinary activities	30. Employee ownership plans
4. Expenses from ordinary activities excluding	31. Reserves
depreciation, amortisation and borrowing costs	32. Retained profits
5. Depreciation and amortisation	33. Outside equity interests
6. Borrowing costs	34. Total equity
7. Profit and loss items	35. Notes to the Statement of Cash Flows
8. Income tax	36. Standby arrangements, unused credit facilities
9. Segment results	37. Market risk, financial instruments and commodities
10. Dividends	38. Contingent liabilities
11. Earnings per share	39. Commitments for expenditure
12. Receivables (current)	40. Superannuation commitments
13. Other financial assets (current)	41. Remuneration of auditors
14. Inventories (current)	42. Remuneration of Directors
15. Other assets (current)	43. Retirement payments approved in general meeting
16. Receivables (non-current)	44. Remuneration of executive officers—domiciled
17. Investments accounted for using the equity method	in Australia
18. Other financial assets (non-current)	45. Self-insurance workers’ compensation provision
19. Inventories (non-current)	46. Major interests in unincorporated joint ventures
20. Property, plant and equipment	47. Elements relating to all unincorporated joint ventures
21. Intangible assets	48. Controlled entities
22. Other assets (non-current)	49. Related party disclosures
23. Payables (current)	50. US generally accepted accounting principles disclosures
24. Interest bearing liabilities (current)	51. Supplementary oil and gas information
25. Other provisions (current)	52. US transitional reporting requirements (unaudited)
26. Payables (non-current)	53. BHP Billiton Group disclosures
27. Interest bearing liabilities (non-current)

These financial statements incorporate disclosure requirements under both Australian and US generally accepted accounting principles.

Auditors: Ernst & Young

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE FINANCIAL PERIOD ENDED (a)

	BHP Billiton Ltd Group					BHP Billiton Ltd
	Notes	30 June 2001 $m	30 June(b) 2001 US$m	30 June 2000 $m	31 May 1999 $m	30 June 2001 $m	30 June 2000 $m
Revenue from ordinary activities
Sales revenue	3	20,698	10,556	21,506	19,229	142	1,093
Other revenue	3	1,781	908	2,147	2,692	6,223	5,328

		22,479	11,464	23,653	21,921	6,365	6,421
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	4	16,978	8,659	18,958	21,116	3,075	1,859
Depreciation and amortisation	5	2,402	1,225	2,292	2,218	32	72
Borrowing costs	6	553	282	723	732	751	671

Share of net profit of associated entities accounted		2,546	1,298	1,680	(2,145)	2,507	3,819
for using the equity method	17	29	15	30		—	—

Profit/(loss) from ordinary activities before income tax	7	2,575	1,313	1,710	(2,145)	2,507	3,819
deduct/(add)
Income tax expense/(benefit)
attributable to ordinary activities	8	1,066	543	117	164	(18)	96

Net profit/(loss)	9	1,509	770	1,593	(2,309)	2,525	3,723
add/(deduct)
Outside equity interests in net profit/(loss)		498	254	34	(3)

Net profit/(loss) attributable to members of BHP Billiton Limited		2,007	1,024	1,627	(2,312)	2,525	3,723

Adjustment for initial adoption of revised accounting standard
AASB 1016: Accounting for Investments in Associates				250	(212)
Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities
net of tax		636	324	173	(212)

Total direct adjustments to equity attributable to members of BHP Billiton Limited		636	324	423
Total changes in equity other than those resulting from transactions with owners	34	2,643	1,348	2,050	(2,524)	2,525	3,723

Basic earnings per share (c)	11	54.4	27.7	44.5	(64.6)
Diluted earnings per share (c)	11	53.9	27.5	44.1	(64.6)

(a)
30 June 2001 refers to the year ended 30 June 2001, 30 June 2000 refers to the thirteen months ended 30 June 2000 and 31 May 1999 refers to the year ended 31 May 1999. Refer note 1 (Change of financial year).

(b)
Translation of amounts from Australian dollars into US dollars has been made throughout the consolidated financial statements for the convenience of the reader at the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on Friday 29 June 2001, at US$0.5100 = A$1.

(c)	Comparative data has been adjusted to take into account the bonus issue of shares effective 29 June 2001. Refer note 29.

The accompanying notes form part of these financial statements.

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

STATEMENT OF FINANCIAL POSITION

AS AT

		BHP Billiton Ltd Group			BHP Billiton Ltd
	Notes	30 June 2001 $m	30 June 2001 US$m	30 June 2000 $m	30 June 2001 $m	30 June 2000 $m
Current assets
Cash assets	35	1,183	603	1,039	7	4
Receivables	12	2,615	1,334	2,629	21,116	22,974
Other financial assets	13	163	83	4	—	—
Inventories	14	1,621	827	2,138	16	235
Other assets	15	219	112	271	1	2

Total current assets		5,801	2,959	6,081	21,140	23,215

Non-current assets
Receivables	16	228	116	189	3,398	3,011
Investments accounted for using the equity method	17	498	254	632	—	—
Other financial assets	18	257	131	499	18,832	12,852
Inventories	19	146	74	159	—	12
Property, plant and equipment	20	20,014	10,207	19,586	72	730
Intangible assets	21	2	1	130	—	—
Deferred tax assets	8	906	462	1,268	210	131
Other assets	22	1,335	681	800	3	14

Total non-current assets		23,386	11,926	23,263	22,515	16,750

Total assets	9	29,187	14,885	29,344	43,655	39,965

Current liabilities
Payables	23	2,813	1,435	2,566	23,807	21,013
Interest bearing liabilities	24	973	496	2 530	—	7
Tax liabilities		217	111	192	26	32
Other provisions	25	1,608	820	1,535	596	537

Total current liabilities		5,611	2,862	6,823	24,429	21,589

Non-current liabilities
Payables	26	34	18	45	—	—
Interest bearing liabilities	27	6,257	3,191	5,868	6,077	5,814
Deferred tax liabilities	8	1,844	940	1,896	—	—
Other provisions	28	4,193	2,138	3,707	191	237

Total non-current liabilities		12,328	6,287	11,516	6,268	6,051

Total liabilities		17,939	9,149	18,339	30,697	27,640

Net assets	9	11,248	5,736	11,005	12,958	12,325

Contributed equity	29	6,013	3,067	7,093	5,443	6,523
Reserves	31	1,061	541	419	689	589
Retained profits	32	3,930	2,004	2,841	6,826	5,213

Total BHP Billiton Limited interest		11,004	5,612	10,353
Outside equity interest	33	244	124	652

Total equity	34	11,248	5,736	11,005	12,958	12,325

The accompanying notes form part of these financial statements.

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

STATEMENT OF CASH FLOWS

FOR THE FINANCIAL PERIOD ENDED (a)

	BHP Billiton Ltd Group					BHP Billiton Ltd
	Notes	30 June 2001 $m	30 June 2001 US$m	30 June 2000 $m	31 May 1999 $m	30 June 2001 $m	30 June 2000 $m
Cash flows related to operating activities
Receipts from customers		21,114	10,768	20,959	19,331	184	1,141
Payments to suppliers, employees, etc.		(14,821)	(7,558)	(16,210)	(15,248)	(530)	(1,669)
Dividends received		81	41	46	20	3,474	3,720
Interest received		117	60	91	221	1,439	1,205
Borrowing costs		(650)	(332)	(916)	(1,087)	(751)	(670)
HBI Venezuela guarantee payment		(615)	(314)			(615)
Proceeds from gas sales contract price re-negotiation		—	—	231	708	—	—
Other		388	198	337	348	142	221

Operating cash flows before income tax		5,614	2,863	4,538	4,293	3,343	3,948
Income taxes paid/refunds received		(609)	(310)	(600)	(708)	5	(17)

Net operating cash flows	35	5,005	2,553	3,938	3,585	3,348	3,931

Cash flows related to investing activities
Purchases of property, plant and equipment		(1,966)	(1,003)	(1,102)	(2,608)	(637)	(68)
Exploration expenditure		(518)	(264)	(373)	(643)	—	—
Purchases of investments		(686)	(350)	(438)	(137)	—	—
Purchases of, or increased investment in, controlled entities and joint venture interests net of their cash		(704)	(359)	—	(75)	—	—

Investing outflows		(3,874)	(1,976)	(1,913)	(3,463)	(637)	(68)
Proceeds from sale of property, plant and equipment		163	83	741	548	47	76
Proceeds from sale or redemption of investments		456	233	242	361	8	79
Proceeds from OneSteel spin-off		660	337			575
Proceeds from sale or partial sale of controlled entities
and joint venture interests net of their cash		407	207	698	1,290	523	2

Net investing cash flows		(2,188)	(1,116)	(232)	(1,264)	516	89

Cash flows related to financing activities
Proceeds from ordinary share issues, etc.		142	72	275	149	82	271
Proceeds from interest bearing liabilities		769	392	1,658	2,018	—	—
Repayment of interest bearing liabilities		(2,683)	(1,368)	(4,867)	(4,310)	—	—
Dividends paid		(926)	(472)	(498)	(520)	(888)	(463)
Net financing of controlled entities						(3,026)	(3,834)
Other		—	—	82	(14)	(22)	—

Net financing cash flows		(2,698)	(1,376)	(3,350)	(2,677)	(3,854)	(4,026)

Net increase/(decrease) in cash and cash equivalents		119	61	356	(356)	10	(6)
Cash and cash equivalents at beginning of period		937	478	573	949	(3)	3
Effect of foreign currency exchange rate changes on cash and cash equivalents		55	27	8	(20)	—	—

Cash and cash equivalents at end of period	35	1,111	566	937	573	7	(3)

(a)
30 June 2001 refers to the year ended 30 June 2001, 30 June 2000 refers to the thirteen months ended 30 June 2000 and 31 May 1999 refers to the year ended 31 May 1999. Refer note 1 (Change of financial year).

The accompanying notes form part of these financial statements.

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

NOTES TO FINANCIAL STATEMENTS

1 Statement of accounting policies

The financial statements have been prepared as a general purpose financial report which complies with the requirements of the Corporations Act, Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

The policies are consistent with those applied in the prior two years except for:

(a) New accounting standards

Revised Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets was first adopted from 1 July 2000 resulting in property, plant and equipment and other financial assets previously carried at valuation being reverted to a cost basis of measurement. For the purposes of transitioning to a cost basis, the existing revalued carrying amounts at 1 July 2000 were deemed to be their cost. The change in policy had no impact on net profit attributable to members of BHP Billiton Limited.

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018: Statement of Financial Performance, AASB 1034: Financial Report Presentation and Disclosures and the new AASB 1040: Statement of Financial Position.

(b) Change in accounting policies

As a consequence of the Dual Listed Companies (DLC) structure established between BHP Billiton Limited and BHP Billiton Plc, which became effective on 29 June 2001, certain accounting policies of the BHP Billiton Limited Group have been changed to align with the policies of the BHP Billiton Plc Group in order to minimise differences between results reported in the UK and Australian jurisdictions. Existing Australian accounting standards do not address the specific accounting principles that are the subject of these changes in accounting policy. However, in accordance with Accounting Standard AASB1001: Accounting Policies, the account balances impacted by each change have been remeasured as if the changed policy always applied and the effect of that change has been recognised in the Statement of Financial Performance for the year ended 30 June 2001. The following revised accounting policies have been adopted for the year ended 30 June 2001:

Provision for restoration and rehabilitation

In prior periods, the BHP Billiton Limited Group had recognised provisions for restoration on a progressive basis over the life of each asset. At 30 June 2001, this policy was changed such that a provision for the full cost expected to be incurred at the end of the life of each asset on a discounted to net present value basis is recognised at the beginning of each project and capitalised as part of the cost of the asset. The capitalised cost is amortised over the life of the operation and the annual increase in the net present value of the provision for the expected cost is included in expenses from ordinary activities. The effect of this policy change for the year ended 30 June 2001 has been an increase in net profit attributable to members of BHP Billiton Limited of $55 million.

Pension Costs

In prior periods, the BHP Billiton Limited Group had recognised an expense for defined benefit pensions when contributions were paid. At 30 June 2001, this policy was changed such that expenses for defined benefit pension schemes are recognised so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice. A pension obligation or asset is consequently recognised in the Statement of Financial Position to the extent that the contributions paid either lag or precede expense recognition. The effect of this policy change for the year ended 30 June 2001 has been to recognise a net asset representing the fund surplus and an increase in net profit attributable to members of BHP Billiton Limited of $265 million.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Employee Compensation Costs

In prior periods, the BHP Billiton Limited Group included in the Statement of Financial Performance the cost associated with Performance Rights at the time they were exercised. Costs associated with the exercise of options were not included in the Statement of Financial Performance. At 30 June 2001, this policy was changed such that the estimated cost to the BHP Billiton Limited Group on exercise of Performance Rights and, where applicable, the cost associated with the discount on issue of options is included in the Statement of Financial Performance over the likely vesting period, with a corresponding provision for employee benefits being included in the Statement of Financial Position. At the time the Performance Rights or options vest, an adjustment is made to reflect the actual cost to the BHP Billiton Limited Group. The effect of this policy change for the year ended 30 June 2001 has been a decrease in net profit attributable to members of BHP Billiton Limited of $5 million.

In future periods, compensation cost (ie 25% uplift) associated with the BHP Billiton Limited Group Bonus Equity Share Plan will be included in the Statement of Financial Performance over the period of entitlement or part thereof.

A reconciliation of the major differences between the financial statements prepared under Australian generally accepted accounting principles (GAAP) and those applicable under US GAAP is included in note 50.

Change of company name

During the financial year ended 30 June 2001, The Broken Hill Proprietary Company Limited changed its name to BHP Limited with effect from 30 October 2000, and subsequently to BHP Billiton Limited with effect from 29 June 2001.

Change of financial year

Directors announced on 17 December 1999 that the financial year end for the BHP Billiton Limited Group would change from 31 May to 30 June with effect from 30 June 2000.

Pursuant to Section 340 of the Corporations Act (“the Act”), the Australian Securities and Investments Commission granted relief from the requirements of paragraph 323D(2)(b) of the Act permitting BHP Billiton Limited to change its financial period end and adopt a transitional thirteen month financial year of 1 June 1999 to 30 June 2000.

The current financial period covered by these financial statements is the year ended 30 June 2001. All references to 30 June 2000 are to the thirteen months ended 30 June 2000 and references to 31 May 1999 are to the year ended 31 May 1999.

General system of accounting

Subject to the exceptions noted in the paragraphs below dealing with valuation of investments and property, plant and equipment, the accounts are drawn up on the basis of historical cost principles.

Currency of presentation

All amounts are expressed in Australian dollars unless otherwise stated.

Principles of consolidation

The consolidated accounts of the economic entity referred to as the BHP Billiton Limited Group include the parent entity BHP Billiton Limited and controlled entities as defined by Australian Accounting Standard AASB 1024: Consolidated Accounts. A list of controlled entities is contained in note 48.

In preparing the consolidated accounts, the effects of all transactions between entities within the BHP Billiton Limited Group have been eliminated.

Rounding of amounts

Amounts in this report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Borrowing costs are capitalised up to the date when the asset is ready for its intended use. The amount of borrowing costs capitalised for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Foreign currency transactions

The BHP Billiton Limited Group is Australian-based with significant international operations. The consolidated financial statements are prepared in Australian currency. It has significant transactions denominated in foreign currencies (predominantly US dollars).

—Transactions of Australian entities

Transactions in foreign currencies are translated at rates of exchange which approximate those applicable at the date of each transaction. Foreign currency balances arising from these transactions are translated at the rates of exchange ruling at balance date. The effect of hedging is taken to account in the measurement of relevant transactions. With the exception of interest bearing liabilities hedged by net foreign assets, exchange fluctuations arising from foreign currency transactions and balances are included in the Statement of Financial Performance.

—Foreign operations

Each foreign operation is accounted for in its functional currency, ie the currency of its primary economic environment. All foreign operations are self-sustaining operations. As such, the financial statements of these operations are translated using the current rate method. No material foreign operation of the BHP Billiton Limited Group is accounted for in a currency having a high rate of inflation.

—Net foreign assets and foreign currency interest bearing liabilities

Exchange fluctuations arising from the translation of net assets of self-sustaining foreign operations are taken to the exchange fluctuation account. Exchange fluctuations on the translation of foreign currency denominated interest bearing liabilities of Australian entities, after allowing for tax as applicable, are taken to the exchange fluctuation account to the extent that such interest bearing liabilities are effectively hedged by net foreign assets, otherwise they are included in the Statement of Financial Performance.

Sales revenue

Revenue from the sale of goods and disposal of other assets is recognized when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of title, risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured.

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date which is the date the commodity is delivered to the shipping agent. Revenue is recognized on the bill of lading date. For certain sales (principally coal sales to adjoining power stations, and diamonds), title passes and revenue is recognized when the goods have been received.

In cases where the terms of the executed sales agreement allows for an adjustment to the sales price based on a survey (eg. an assay for mineral content) of the goods by the customer, recognition as revenue of a portion of the sales price is deferred at the time of shipment until a final adjustment is determined. Historically these adjustments have been insignificant.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Exploration, evaluation and development expenditure

In respect of minerals, exploration and evaluation expenditure is charged to the profit and loss account as incurred except in respect of cost centres where:

•	It is expected that the expenditure will be recouped by future exploitation or sale; or

•
Substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised.

In respect of petroleum, exploration expenditure is accounted for in accordance with the area of interest method. Exploration license acquisition costs are amortized over the term of the license. Expenditure on general seismic data and other costs not directly related to a specific area of interest are expensed in the year in which they are incurred. All exploration expenditure is charged against income except, where the expenditure relates to an area of interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at balance date, exploration and evaluation activities have not reached a stage, which permits a reasonable assessment of the existence of economically recoverable reserves. Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off. When proved reserves of oil and natural gas are determined and development is sanctioned and completed, the relevant expenditure is amortized on the units-of-production method.

Research expenditure

Expenditure for research is included in the Statement of Financial Performance as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of expected benefit.

Mineral leases

The BHP Billiton Limited Group’s minerals leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Provision for restoration and rehabilitation

BHP Billiton Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group’s environmental policies.

The expected cost of any committed decommissioning or restoration program, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is amortised over the life of the operation and the annual increase in the net present value of the provision for the expected cost is included in expenses from ordinary activities.

Expected cost is based on current costs and current technology, encompassing the closure and removal or disposal of facilities, and site clean-up and rehabilitation. Much of the restoration and rehabilitation work can be done only after the termination of operations, which will generally be many years hence, and accordingly the consideration of work required takes into account current and anticipated legal obligations and industry best practice.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of oil and chemical spills, seepage or other contingent events gives rise to a loss which is probable and reliably estimable.

The cost of ongoing programmes to prevent and control pollution and to rehabilitate the environment is charged to the profit and loss account as incurred.

Taxation

Tax effect accounting is applied in respect of income tax and resource rent tax. Deferred tax liabilities, the provision for resource rent tax (non-current liabilities) and deferred tax assets (non-current assets) represent the tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different to those in which they are assessable or allowable for income tax or resource rent tax purposes.

Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities. Any such amount is immaterial.

Future income tax and capital gains tax benefits in respect of losses incurred by BHP Billiton Limited Group companies together with carried forward resource rent tax benefits are included in the Statement of Financial Performance where realisation of the benefits is considered to be virtually certain. In so doing it is recognised that the realisation of the benefits will depend upon:

(a)	an expectation that legislation will not change in a manner which would adversely affect the ability of the companies concerned to realise the benefits;

(b)	the ability of the companies concerned to comply with the conditions for deductibility imposed by law; and

(c)
the ability of the companies concerned to either derive future assessable income of a nature and of sufficient amount to enable the benefits to be realised, or to transfer tax losses to related companies.

Deferred tax assets and liabilities are carried at the rates that are expected to apply when the balances are settled.

Capital gains tax, if applicable, is provided for in establishing period income tax when an asset is sold. Revaluations of non-current assets in prior years, take account of any potential capital gains tax.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Recoverable amounts of non-current assets

All non-current assets are reviewed at least bi-annually to determine whether their carrying amounts require write-down to recoverable amount. Assets may be reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. Estimated recoverable amount is determined using expected net cash flows discounted at an interest rate based on the long-term interest bearing liabilities of the BHP Billiton Limited Group. Future cash flows are estimated based on production and sales plans, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets. For the current year the discount rate was 7.1% (2000—7.1%).

Investments accounted for using the equity method

Investments in associated entities have been accounted for under the equity method in the consolidated financial statements and the cost method in the subsidiary financial statements.

Other financial assets

Investments in controlled entities are recorded at deemed cost following adoption of revised AASB 1041: Revaluation of Non-Current Assets at 1 July 2000.

Other investments are recorded at cost and dividends are credited to profit on a receivable basis. Interest is included in the Statement of Financial Performance on an accrual basis.

Interests in partnerships are recognised by including in the accounts the BHP Billiton Limited Group’s portion of the partnership profits. The investment value is affected by the share of profits, equity contributions, advances and any distribution of partnership profits to the equity partners. These are classified in the Statement of Financial Position as other financial assets.

Joint ventures

Interests in unincorporated joint ventures are recognised by including in the accounts under the appropriate items the BHP Billiton Limited Group’s proportion of the joint venture costs, assets and liabilities. The major interests in unincorporated joint ventures are listed in note 46, with assets listed in note 47.

Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost, which includes fixed and variable overheads, is derived on an absorption costing basis.

Deferred overburden removal costs

Stripping ratios are a function of the quantity of ore mined compared with the quantity of overburden, or waste, required to be removed to mine the ore. Deferral of costs to the Statement of Financial Position is made, where appropriate, when actual stripping ratios vary from average stripping ratios. Deferral of costs to the Statement of Financial Position is not made where ore is expected to be evenly distributed.

Costs, which have previously been deferred to the Statement of Financial Position (deferred overburden removal costs), are included in the Statement of Financial Performance on a unit of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

As it is not possible to separately identify cash inflows relating to deferred overburden removal costs, such assets are grouped with other assets of an operation for the purposes of undertaking impairment assessments, where necessary, based on future cash flows for the operation as a whole.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Property, plant and equipment

—Valuation in accounts

Property, plant and equipment has been recorded at deemed cost following adoption of revised AASB 1041: Revaluation of Non-Current Assets at 1 July 2000. Comparatives have been restated accordingly.

—Current values of land and buildings

The current value of land is determined mainly by reference to rating authority valuations, or cost for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used.

The current value of buildings is based primarily on depreciated replacement value. Buildings, which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

The current values of land and buildings are disclosed in note 20.

—Disposals

Disposals are taken to account in profit/(loss) from ordinary activities, except where they represent the sale or abandonment of a significant business or all of the assets associated with such a business, and are not considered to be of a recurring nature, in which case they are treated as extraordinary items.

—Depreciation of property, plant and equipment

Depreciation is provided on buildings, plant, machinery, mineral rights and other items used in producing revenue, at rates based on the following expected useful lives:

Buildings	— up to 40 years
Plant, machinery	— up to 30 years and equipment
Mineral rights	— based on the estimated life of reserves
Exploration, evaluation and development expenditures	— based on the estimated life of reserves
Capitalised leased assets	— up to 30 years or life of lease, whichever is shorter
Computer systems	— up to 8 years

Leased assets

Assets acquired under finance leases are capitalised. Lease payments are allocated between borrowing costs and a reduction in the lease liability.

Operating lease assets are not capitalised and, except as described below, rental payments are included in the Statement of Financial Performance in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Intangible assets

Amounts paid for identifiable (patents, trademarks and licenses) and unidentifiable (goodwill) intangible assets are capitalised and then amortised on a straight-line basis over the expected periods of benefit. The maximum period applied for goodwill is twenty years, and unamortised balances are reviewed at each balance date to assess the probability of continuing future benefits.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Provision for employee benefits

Provision is made in the accounts for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Limited Group’s share of receivables and payables, including obligations for funding shortfalls, have been recognised.

Expenses for defined benefit pension schemes and unfunded post retirement medical schemes are recognised so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice. A pension obligation or asset is consequently recognised in the Statement of Financial Position to the extent that the contributions paid either lag or precede expense recognition.

Employee ownership plans

For the BHP Billiton Limited Group these comprise an Employee Share Plan, Performance Rights, Bonus Equity Share Plan and an Executive Share Scheme, details of which are described in note 30.

Shares issued under the Employee Share Plan and Bonus Equity Share Plan are treated as equity contributions; where applicable, loans to fund the purchase of these shares are shown as receivables. No equity contributions are recognised at the time of issuing either Performance Rights or options under the Employee Share Plan. If exercised, contributions are recognised as equity. Shares issued under the Executive Share Scheme are treated as equity to the extent the shares are paid up.

For the purpose of disclosure required by US Statement of Financial Accounting Standards No. 123, where appropriate a ‘fair value’ of these securities is determined using modified Black-Scholes option pricing techniques. Refer note 30.

Derivatives

The BHP Billiton Limited Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments to hedge these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be included in the Statement of Financial Performance whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a)	deferred and included in the measurement of the anticipated transaction when it occurs; or
(b)	included in the Statement of Financial Performance where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction.

When undertaking strategic financial transactions, all gains and losses are included in the Statement of Financial Performance at the end of each reporting period. The premiums paid on strategic financial transactions are included in the Statement of Financial Performance at the inception of the contract.

The BHP Billiton Limited Group’s objectives for the use of derivatives are stated in note 37.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

2 Significant items

		Gross $m	Tax $m	Net $m	Net US$m
Individually significant items (before outside equity interests) included within BHP Billiton Limited Group net profit/(loss):
2001
Asset write-offs and provisions:
Minerals:	Ok Tedi (a)	(832)	28	(804)	(410)
	HBI Venezuela (b)	(356)	—	(356)	(182)
Group and unallocated items:	HBI Venezuela (b)	(672)	217	(455)	(232)

		(1,860)	245	(1,615)	(824)
Asset sales:
Minerals:	Equalisation of Queensland Coal interests (c)	248	—	248	127

		248	—	248	127
Restructuring costs and provisions:
Minerals		(32)	9	(23)	(12)
Steel		(44)	15	(29)	(15)
Group and unallocated items		(14)	4	(10)	(5)

		(90)	28	(62)	(32)
Merger costs:
Group and unallocated items		(71)	—	(71)	(36)

		(71)	—	(71)	(36)
Changes in accounting policy:
Minerals:	Restoration and rehabilitation	(78)	24	(54)	(28)
Petroleum:	Restoration and rehabilitation	156	(47)	109	56
Group and unallocated items:	Pension plans	379	(114)	265	135

		457	(137)	320	163
Income tax audit—Non-deductibility of financing costs:
Group and unallocated items (d)			(63)	(63)	(32)

			(63)	(63)	(32)

Total		(1,316)	73	(1,243)	(634)

2000
Asset write-offs:
Minerals		(1,138)	344	(794)

		(1,138)	344	(794)

Asset sales: (e)
Petroleum		150	(1)	149
Steel		(227)	4	(223)
Services (f)		63	—	63

		(14)	3	(11)

Restructuring costs and provisions:
Minerals		(9)	1	(8)
Petroleum		(21)	7	(14)
Steel		(31)	11	(20)
Group and unallocated items		(42)	16	(26)

		(103)	35	(68)

Restatement of deferred tax balances as a consequence of the change in tax rate from 36% to 34% and 30% applicable from 1 July 2000 and 2001 respectively:
Minerals			58	58
Petroleum			36	36
Steel			87	87
Net unallocated interest			(3)	(3)
Group and unallocated items			(12)	(12)

			166	166

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

2 Significant Items continued

	Gross $m	Tax $m	Net $m
2000 continued
Tax benefit on finalisation of funding arrangements:
Group and unallocated items		302	302

		302	302

Total	(1,255)	850	(405)

1999
Asset write-downs and provisions:
Minerals	(3,395)	399	(2,996)
Petroleum	(210)	—	(210)
Steel	(105)	—	(105)
Group and unallocated items	(13)	—	(13)

	(3,723)	399	(3,324)

Asset sales: (g)
Minerals	343	4	347
Petroleum	120	1	121
Services (f)	172	1	173
Group and unallocated items	9	(3)	6

	644	3	647

Total	(3,079)	402	(2,677)

Individually significant items included within BHP Billiton Limited net profit/(loss):
2001
Asset write-off and provision: HBI Venezuela (b)	(672)	217	(455)
Merger costs	(71)	—	(71)
Income tax audit—Non-deductibility of financing costs (d)		(63)	(63)

Total	(743)	154	(589)

2000
Nil
1999
Asset sale (g)	273	—	273

(a)
The BHP Billiton Limited Group has been negotiating with the other shareholders on the terms and conditions related to its exit from Ok Tedi. Based upon the status of these negotiations it has been decided to write-off the BHP Billiton Limited Group’s share of Ok Tedi’s net assets ($286 million after tax and outside equity interests). The Minerals segment results include an $804 million write-off reflecting 100% of the net assets of Ok Tedi, which is prior to deducting outside equity interests of $518 million. From 1 July 2001 no BHP Billiton Limited Group profit from Ok Tedi will be recognised except to the extent that actual dividends are received by the BHP Billiton Limited Group.

(b)
The BHP Billiton Limited Group announced on 29 March 2001 that it would cease further investment in HBI Venezuela. Based upon changing operating and market conditions, the plant is not expected to meet the operational and financial performance targets necessary to justify further investment in the project. The total loss on the write-off of the equity investment in HBI Venezuela and the establishment of provisions to cover related financial obligations to banks and other associated costs is $811 million, of which $356 million is reported in the Minerals segment and $455 million is reported in Group and unallocated items.

(c)	The net profit from the equalisation of Queensland Coal interests of $248 million includes proceeds of $760 million which have been included in other revenue.
(d)	Refer page F-160 Income tax audit—Non-deductibility of financing costs.
(e)	Net profit from asset sales in 2000 includes proceeds of: Petroleum $327 million, Steel $437 million and Services $81 million, which have been included in other revenue.
(f)
Following various asset sales and an internal reorganisation, the Services segment ceased to exist from 1 July 2000. As a consequence, Transport and Logistics is reported in the Steel segment and remaining services businesses including Shared Business Services, lnsurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 2000 and 1999 data for Services mainly relates to businesses now sold.

(g)
Net profit from asset sales in 1999 includes proceeds of: Minerals $619 million, Petroleum $276 million and Services $489 million, which has been included in other revenue. BHP Billiton Limited net profit from the asset sale in 1999 includes proceeds of $438 million, which has been included as other revenue.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Other significant matters related to the BHP Billiton Limited Group:

2001

— BHP Billiton DLC structure

On 29 June 2001 BHP Billiton Limited (formerly BHP Limited) and BHP Billiton Plc (formerly Billiton Plc) established a DLC structure to create a diversified global resources group, called the BHP Billiton Group. Under the terms of the DLC structure one existing BHP Billiton Plc share had an economic interest equivalent to 0.4842 existing BHP Billiton Limited shares and to ensure that the economic and voting interest of each BHP Billiton Limited and BHP Billiton Plc share was equivalent there was a bonus issue to BHP Billiton Limited shareholders at a ratio of 1.0651 additional BHP Billiton Limited shares for each existing share held on 5 July 2001. The bonus share issue was effective 29 June 2001. The DLC structure means that the existing primary listings on the Australian and London stock exchanges will be maintained, as will the secondary listing on the Johannesburg Stock Exchange, (and an American Depositary Receipt listing on the New York Stock Exchange). For details of the DLC structure and a pro forma Statement of Financial Position for the BHP Billiton Group at 30 June 2001, refer to note 53.

— Income tax audit—Non-deductibility of financing costs

As a consequence of an income tax audit conducted by the Australian Taxation Office (ATO), an amount of $229 million has been subject to litigation.

The dispute concerns the deductibility of financing costs paid to General Electric Company in connection with the BHP Billiton Limited Group’s acquisition of the Utah Group in the early 1980’s. On 23 November 1999, the Federal Court ruled in favour of the BHP Billiton Limited Group. On 18 October 2000, the Full Bench of the Federal Court ruled in favour of the ATO. The BHP Billiton Limited Group sought leave to appeal to the High Court of Australia (High Court) and the hearing occurred on 10 August 2001. The High Court has refused the BHP Billiton Limited Group leave to appeal on the general question of deductibility but did allow leave to appeal on the question of whether the ATO had the power to amend the 1985 assessment.

An amount of $79 million was paid in 1992 and up to 2001 was accounted for as a non-current asset. At 30 June 2001, the accounts have been adjusted to include a tax expense of $63 million relating to refusal of the High Court to grant leave to appeal on the deductibility of financing costs. A non-current asset of $16 million will be carried forward.

In July 2001, the outstanding balance of $150 million was paid. This amount will also be recorded as a non-current asset in the 2002 fiscal year. This together with the $16 million carried forward from the 2001 year represents the tax and interest in dispute in relation to the 1985 assessment.

— Spin-off of steel businesses

The long products steel business was spun-out with effect from 31 October 2000 via OneSteel Limited. As a result of this transaction, contributed equity was reduced by $1,244 million, including spin-off costs of $57 million. This reflected a capital reduction of $0.66 per share. The spin-off resulted in BHP Billiton Limited shareholders being issued one OneSteel Limited share for every four shares held in BHP Billiton Limited.

On 19 March 2001, BHP Billiton Limited announced its intention to spin-off the remaining steel businesses. The spin-off is expected to be completed no later than the end of the 2002 financial year.

— Acquisition of Dia Met Minerals Ltd

The BHP Billiton Limited Group successfully acquired 98.2% of the Class A subordinate voting shares (Class A shares) and 84.9% of the Class B multiple voting shares (Class B shares) of Dia Met Minerals Ltd (Dia Met) for C$21.00 per share. This price valued Dia Met at $813 million. The BHP Billiton Limited Group intends to exercise its statutory right to compulsorily acquire the remaining Class A shares. Following this, the BHP Billiton Limited Group may consider a “going private” transaction to acquire the remaining Class B shares. Dia Met is a publicly traded Canadian minerals exploration and development company with a primary focus on diamonds. Dia Met’s principal asset is a 29% joint venture interest in the EkatiTM, diamond mine.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

—Acquisition of QCT Resources Ltd (QCT)

BHP Billiton Limited and Mitsubishi jointly acquired QCT during the current year. In December 2000 a range of integration activities were announced including the closure of South Blackwater (Queensland) underground mining by December 2001 and the combining of the South Blackwater open cut operations with the existing Central Queensland Coal Associates (CQCA) Blackwater mine. Subsequently in June 2001, the BHP Billiton Limited Group and Mitsubishi completed an agreement to move to equal ownership of their interests in the CQCA and Gregory joint ventures. The agreement resulted in the transfer of 18.285% of the CQCA joint venture and 30.325% of the Gregory joint venture from the BHP Billiton Limited Group to Mitsubishi for $1,005 million, comprising net proceeds from the sale of approximately $760 million together with $245 million mainly representing the assumption by Mitsubishi of the BHP Billiton Limited Group’s share of debt held by QCT. The BHP Billiton Limited Group and Mitsubishi will jointly operate the assets and market the coal produced.

—Share buyback program

BHP Billiton Limited announced an on-market share buy-back program for the purchase of up to 90 million shares (approximately five percent of issued capital). Following implementation of the DLC structure, the buy-back program has been adjusted such that the number of shares to be purchased continues to represent approximately five percent of issued capital. The buy-back program is expected to be completed by September 2002, depending on market circumstances. As at 30 June 2001, there have been no shares bought back under this program.

2000

—Change of financial year

Directors announced on 17 December 1999 that the financial year end for the BHP Billiton Limited Group would change from 31 May to 30 June with effect from 30 June 2000. All subsequent financial years commence on 1 July and end on 30 June.

1999

—Beswick Pty Limited restructure

A resolution was passed at an extraordinary general meeting of BHP Billiton Limited shareholders on Friday 26 February 1999, to enter into the BHP Buy-back Agreement. This agreement enabled the buy-back and cancellation of BHP Billiton Limited shares held by the Beswick Group in four separate tranches during March 1999. Total cash outflow of this transaction was $74 million required to buy-back, from Foster’s Brewing Group Limited (Foster’s) and ANZ Executors and Trustee Company Limited, the shares previously held by them in Beswick Pty Limited.

3 Revenue from ordinary activities

	BHP Billiton Ltd Group				BHP Billiton Ltd
	2001	2001	2000	1999	2001	2000
	$m	US$m	$m	$m	$m	$m
Sales revenue
Sale of goods (a)	20,056	10,229	20,904	18,549	142	1,086
Rendering of services	642	327	602	680	—	7

Total sales revenue	20,698	10,556	21,506	19,229	142	1,093

Other revenue
Interest income	110	56	96	175	1,439	1,205
Dividend income	27	14	19	20	3,474	3,720
Proceeds from sales of non-current assets	1,077	549	1,761	2,230	1,117	180
Management fees	43	22	33	35	189	159
Other income (b)	524	267	238	232	4	64

Total other revenue	1,781	908	2,147	2,692	6,223	5,328

(a)
Cost of goods sold for the BHP Billiton Limited Group was $10,239 million (BHP Billiton Limited—$117 million). Comparative data has not been provided as revised AASB 1018: Statement of Financial Performance does not require this disclosure for prior reporting periods.

(b)	2001 for the BHP Billiton Limited Group includes $379 million arising from the accounting policy change for pension plans. Refer note 1 (Change in accounting policies).

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

4 Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs (a)

	BHP Billiton Ltd Group				BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	1999 $m	2001 $m	2000 $m
Employee benefits expense	2,687	1,371			209
Raw materials and consumables used	3,091	1,577			20
Changes in inventories of finished goods and work in progress	104	53			89
Net book value of non-current assets sold	689	351			1,261
Diminution in value of non-current assets	1,266	645			454
Other expenses from ordinary activities	9,141	4,662			1,042

Total expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	16,978	8,659	18,958	21,116	3,075	1,859

(a) Comparative data has not been provided as revised AASB 1018: Statement of Financial Performance does not require this disclosure for prior reporting periods.

5 Depreciation and amortisation

Depreciation relates to
Buildings	141	72	132	123	12	5
Plant, machinery and equipment	1,948	993	1,857	1,780	20	66
Mineral rights	52	27	69	61	—	—
Exploration, evaluation and development expenditure	252	128	213	213	—	1
Capitalised leased assets	4	2	4	8	—	—

Total depreciation	2,397	1,222	2,275	2,185	32	72

Amortisation relates to
Goodwill	5	3	16	31	—	—
Other	—	—	1	2	—	—

Total amortisation	5	3	17	33	—	—

Total depreciation and amortisation	2,402	1,225	2,292	2,218	32	72

6 Borrowing costs

Borrowing costs paid or due and payable
on interest bearing liabilities	576	294	738	921	749	666
on finance leases	5	2	4	5	2	6

Total borrowing costs	581	296	742	926	751	672
deduct
Amounts capitalised (a)	28	14	19	194	—	1

Borrowing costs charged against net
profit/(loss) from ordinary activities	553	282	723	732	751	671

(a)	Amounts have been capitalised at a weighted average rate of 6.6% (2000—6.4%) on funds borrowed generally.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

7 Profit and loss items

	BHP Billiton Ltd Group				BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	1999 $m	2001 $m	2000 $m
Net profit/(loss) from ordinary activities is after crediting the following items:
Profits from sales of investments	56	28	290	751	16	3
property, plant and equipment	405	207	231	158	9	31
Net movement in the doubtful debts provision in respect of
trade receivables	5	3	3	(3)	—	3
sundry receivables	(4)	(2)	—	—	15	(37)
Net profit/(loss) from ordinary activities is after charging the following items:
Group centre, general and administrative expenses	191	97	132	143	191	132
Losses from sales of investments	38	19	274	1	10	31
property, plant and equipment	35	18	46	37	159	1
Diminution in value of
investments	332	169	8	60	454	103
property, plant and equipment (excluding depreciation)	839	428	1,163	2,509	7	13
inventories	14	7	24	132	—	—
intangibles	—	—	—	156	—	—
other non-current assets	81	41	4	59	—	—
Exploration, evaluation and development expenditures incurred and expensed in current period	394	201	293	454	—	—
previously capitalised, written off as unsuccessful or abandoned	33	17	16	21	—	—
Rental expense in respect of operating leases	535	273	509	500	22	25
Government royalties paid and payable
to Australian governments	339	173	285	291	—	3
to other	117	60	141	109	—	—
Net foreign exchange gain/(loss)	56	29	(20)	65	(1)	2
Bad debts written off in respect of
trade receivables	4	2	5	9	—	—
sundry receivables	—	—	—	1	—	—
Research and development costs before crediting
related grants	35	18	94	221	—	5
Material transfers to provision for
resource rent tax	1,196	610	740	301	—	—
employee benefits	354	181	429	509	10	81
restoration and rehabilitation (a)	125	64	83	113	—	3
restructuring	91	46	130	1,005	51	65

(a)	2001 excludes $363 million charged to profit as a result of the change in accounting policy for restoration and rehabilitation. Refer note 1 (Change in accounting policies) and note 28.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

8 Income tax

	BHP Billiton Ltd Group				BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	1999 $m	2001 $m	2000 $m
Income tax expense
Prima facie tax calculated at 34 cents (2000—36 cents; 1999—36 cents) in the dollar on profit/(loss) from ordinary activities	876	447	616	(772)	852	1,375
deduct/(add) tax effect of
Investment and development allowance	39	20	56	39	—	—
Rebate for dividends	6	3	2	2	979	1,339
Amounts over/(under) provided in prior years	50	25	103	100	6	(3)
Deferred tax restatement	16	8	166	—	—	—
Non-tax effected gains/(losses)	14	7	(28)	(213)	—	—
Non-tax effected capital gains	140	71	22	234	—	—
Recognition of prior year tax losses	266	136	187	85	—	—
Overseas tax rate changes	31	16	—	5	—	—
Research and development incentive	3	2	1	9	—	—

	311	159	107	(1,033)	(133)	39
add/(deduct) tax effect of
Non-deductible accounting depreciation and amortisation	32	16	60	67	—	1
Non-deductible dividends on redeemable preference shares	51	26	67	65	—	—
Tax differential—non Australian income	52	27	(12)	—	—	—
Foreign expenditure including exploration not presently deductible	107	54	66	134	—	—
Investment and asset write-offs and associated losses/(gains)	321	164	(236)	916	—	—
Non-deductible financing costs	63	32	—	—	63	—
Foreign exchange/other	129	65	65	15	52	56

Income tax expense/(benefit) attributable to ordinary activities	1,066	543	117	164	(18)	96
deduct/(add)
Income tax benefit/(expense) arising from items taken
to exchange fluctuation account (a)	142	72	56	(112)

Total income tax taken to account	924	471	61	276	(18)	96

		BHP Billiton Ltd Group			BHP Billiton Ltd
Deferred tax assets (non-current)		2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Future income tax benefit at period end comprises:
Timing differences
Depreciation		(47)	(24)	(12)	26	(47)
Exploration expenditure		254	130	212	—	—
Provisions
—employee benefits		52	27	66	14	37
—restoration and rehabilitation		75	38	161	35	38
—resource rent tax		169	86	138	—	—
—other		42	21	40	27	12
Foreign exchange losses		164	84	117	—	—
Profit in stocks elimination		10	5	32	—	—
Other		(11)	(6)	(105)	92	12
Tax effected losses		182	93	540	—	—

		890	454	1,189	194	52
Income tax paid subject to litigation (b)		16	8	79	16	79

Total deferred tax assets		906	462	1,268	210	131

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

8 Income Tax (continued)

	BHP Billiton Ltd Group			BHP Billiton Ltd
Deferred tax liabilities (non-current)	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Provision for deferred income tax at period end comprises:
Timing differences
Depreciation	1,851	944	1,754	—	—
Exploration expenditure	(16)	(8)	(3)	—	—
Provisions
—employee benefits	(44)	(22)	(176)	—	—
—restoration and rehabilitation	(72)	(37)	(62)	—	—
—resource rent tax	(38)	(19)	(32)	—	—
—deferred income	(193)	(99)	(225)	—	—
—other	(6)	(3)	(32)	—	—
Deferred charges	88	45	94	—	—
Prepayments	13	6	19	—	—
Withholding tax	177	90	258	—	—
Other	88	45	294	—	—
Tax effected losses	(53)	(27)	(35)	—	—

Total provision for deferred income tax	1,795	915	1,854	—	—

Non-current provision for income tax	49	25	42	—	—

Total deferred tax liabilities	1,844	940	1,896	—	—

Losses not brought to account

The net operating tax loss and capital tax loss carry-forwards not tax effected were $3,631 million as at 30 June 2001; these tax loss carry-forwards expire as summarised below:

		BHP Billiton Ltd Group
Year of expiration		2001 $m	2001 US$m
Income tax losses (foreign)
2003		35	18
2004		40	20
2005		13	7
2007		1	1
2010		2	1
2011		30	15
2012		205	104
2013		80	41
2019		463	236
2020		794	405
2021		339	173
unlimited		689	351

		2,691	1,372
Capital tax losses (domestic)	—unlimited	617	315
Capital tax losses (foreign)	—2005	285	145
	—unlimited	38	20

		3,631	1,852

(a)	Refer note 31.
(b)	Refer note 38.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

9 Segment results

The BHP Billiton Limited Group’s predominant activities by industry classification are:

—	Minerals (exploration for and mining, processing and marketing of iron ore, coal, diamonds, silver, lead, zinc, copper and copper by-products including gold);
—	Petroleum (exploration for and production, processing and marketing of hydrocarbons); and
—	Steel (manufacture and marketing of steel products and transport and logistics);

Net unallocated interest represents the net after tax cost of debt funding to the BHP Billiton Limited Group excluding interest received by or paid by business segments involving mainly joint venture partner finance.

Group and unallocated items represent Group Centre functions.

Intersegment sales are made on a commercial basis.

	External Revenue	Intersegment Revenue	Depreciation and amortisation	Net profit (b)	Segment assets		Capital expenditure (c)
Industry CIassification (a)					Gross	Net
2001 $m
Minerals	10,159	332	1,050	624	13,403	8,788	1,001
Petroleum	6,354	41	1,007	1,916	8,137	4,230	854
Steel (d)	6,054	618	321	323	5,223	3,543	116
Net unallocated interest	93			(343)
Group and unallocated items (e)	(181)	85	24	(1,011)	2,424	(5,313)	73

BHP Billiton Limited Group	22,479	1,076	2,402	1,509	29,187	11,248	2,044

2001 US$m
Minerals	5,181	169	535	318	6,835	4,482	510
Petroleum	3,240	21	514	977	4,150	2,157	436
Steel (d)	3,088	315	164	165	2,664	1,807	59
Net unallocated interest	47			(175)
Group and unallocated items (e)	(92)	44	12	(515)	1,236	(2,710)	37

BHP Billiton Limited Group	11,464	549	1,225	770	14,885	5,736	1,042

2000 $m
Minerals	8,830	365	889	480	11,917	8,291	362
Petroleum	5,625	14	883	1,319	7,409	3,434	488
Steel (d)	9,081	517	494	310	7,937	5,739	158
Services	279	213	11	99	7	(5)	8
Net unallocated interest	65			(515)
Group and unallocated items (e)	(227)	9	15	(100)	2,074	(6,454)	33

BHP Billiton Limited Group	23,653	1,118	2,292	1,593	29,344	11,005	1,049

1999 $m
Minerals	9,730	498	944	(1,971)	13,187	8,845	1,316
Petroleum	3,203	10	702	232	7,829	4,209	760
Steel (d)	8,590	416	519	186	9,017	6,605	360
Services	802	418	36	241	214	(10)	15
Net unallocated interest	111			(449)
Group and unallocated items (e)	(515)	34	17	(548)	1,240	(10,288)	9

BHP Billiton Limited Group	21,921	1,376	2,218	(2,309)	31,487	9,361	2,460

(a)
Following various asset sales and an internal reorganisation, the Services segment ceased to exist from 1 July 2000. As a consequence, Transport and Logistics is reported in the Steel segment and remaining services businesses including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 2000 and 1999 data for Services mainly relates to businesses now sold.

(b)	Net profit is before deducting outside equity interests.
(c)	Excluding capitalised borrowing costs and capitalised exploration.
(d)	Includes the OneSteel Limited business, which was spun-out in October 2000.
(e)	Includes consolidation adjustments.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

9 Segment results continued

Geographical classification	External Revenue	Intersegment Revenue	Net profit (a)	Gross segment assets
2001 $m
Australia (b)	14,988	276	1,958	14,982
North America	1,840	—	224	4,460
United Kingdom	1,120	—	289	2,364
South America	2,021	—	(25)	4,865
Papua New Guinea	952	—	(778)	322
New Zealand	534	—	77	607
South East Asia	702	—	70	931
Other countries	229	—	37	656

	22,386	276	1,852	29,187
Net unallocated interest	93		(343)

BHP Billiton Limited Group	22,479	276	1,509	29,187

2001 US$m
Australia	7,644	141	999	7,641
North America	938	—	114	2,275
United Kingdom	571	—	148	1,206
South America	1,031	—	(13)	2,481
Papua New Guinea	486	—	(397)	164
New Zealand	272	—	39	309
South East Asia	358	—	36	475
Other countries	117	—	19	334

	11,417	141	945	14,885
Net unallocated interest	47		(175)

BHP Billiton Limited Group	11,464	141	770	14,885

2000 $m
Australia (b)	14,573	263	1,143	17,358
North America	3,299	—	73	2,531
United Kingdom	968	—	226	2,225
South America	1,956	1	458	4,150
Papua New Guinea	1,161	—	71	979
New Zealand	682	—	59	602
South East Asia	704	—	22	1,030
Other countries	245	—	56	469

	23,588	264	2,108	29,344
Net unallocated interest	65		(515)

BHP Billiton Limited Group	23,653	264	1,593	29,344

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

9 Segment results continued
Geographical classification continued	External Revenue	Intersegment Revenue	Net profit (a)	Gross segment assets
1999 $m
Australia (b)	14,043	199	837	19,225
North America	2,889	27	(2,249)	3,135
United Kingdom	594	5	(4)	2,575
South America	1,558	33	99	3,394
Papua New Guinea	859	—	65	1,100
New Zealand	836	1	(90)	697
South East Asia	786	—	41	930
Other countries	245	—	(559)	431

	21,810	265	(1,860)	31,487
Net unallocated interest	111		(449)

BHP Billiton Limited Group	21,921	265	(2,309)	31,487

(a)	Net profit is before deducting outside equity interests.
(b)
Export sales amounting to $7,892 million, $6,489 million and $6,284 million are included in Australian revenue from ordinary activities for 2001, 2000 and 1999 respectively. Approximately 28%, 27% and 27% of such sales during 2001, 2000 and 1999, respectively, were to customers in Japan.

10 Dividends
	BHP Billiton Ltd Group				BHP Billiton Ltd
	2001	2001	2000	1999	2001	2000
	$m	US$m	$m	$m	$m	$m
Dividends declared (a)	466	238	463	453	466	463
Dividends paid (b)	446	227	440	1,868	446	440

	912	465	903	2,321	912	903
deduct Dividends or equivalent paid or payable on shares held by controlled entities and on buy-back of those shares (Beswick Group) (b)				1,437

				884
deduct Bonus Share Plan participation—equivalent dividends				118

Dividends paid or payable to members of BHP Billiton Limited (c)	912	465	903	766	912	903

Dividends per share for 2001 were 51.0 cents (26.0 cents fully franked at a rate of 30% and 25.0 cents unfranked) (2000—51.0 cents unfranked;1999—51.0 cents fully franked at 36%).

Dividends per share as declared and adjusted for the bonus issue for 2001 were 24.7 cents (12.6 cents fully franked at a rate of 30% and 12.1 cents unfranked) (2000—24.7 cents unfranked; 1999—24.7 cents fully franked at 36%).

Dividends per American Depositary Share (ADS) (as declared) for 2001 were 102.0 cents (2000—102.0 cents; 1999—102.0 cents). Dividends per ADS as declared and adjusted for the bonus issue for 2001 were 49.4 cents (2000—49.4 cents; 1999—49.4 cents). For the periods indicated, each ADS represents two ordinary shares.

(a)	Dividends declared at 30 June 2001 were paid on 2 July 2001.
(b)
338,066,630 shares held by the Beswick Group were bought back and cancelled by BHP Billiton Limited in March 1999. The buy-back consideration included a dividend component of $1,352 million. Refer note 29.

(c)
The BHP Billiton Limited Group had a franking account balance of $225 million at 34 cents in the dollar, available at 30 June 2001 before the 2 July 2001 dividend payment. An amount of $466 million at 30 cents in the dollar was used as a result of the 2 July 2001 dividend payment. (The BHP Billiton Limited Group had a franking account balance of $24 million at 36 cents in the dollar available at 30 June 2000). It is anticipated that dividends payable in the following year will be fully franked.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

11 Earnings per share

	BHP Billiton Ltd Group
	2001	2001 US	2000 (a)	1999 (a)
Basic earnings per share (cents) (b) (d)	54.4	27.7	44.5	(64.6)
Diluted earnings per share (cents) (e) (f)	53.9	27.5	44.1	(64.6)
Basic earnings per American Depositary Share (ADS) (cents) (c)	108.8	55.4	89.0	(129.2)
Weighted average number of fully paid shares (millions)
—basic earnings per share	3,689		3,653	3,577
—diluted earnings per share (e) (g)	3,767		3,753	3,577

(a)	Comparative data has been restated to take into account the bonus share issue effective 29 June 2001. Refer Note 29.

(b)	Based on net profit/(loss) attributable to members of BHP Billiton Limited.

(c)	For the periods indicated, each ADS represents two ordinary shares.

(d)
Basic earnings per share would have been 45.8 cents (2000—41.2 cents; 1999—(66.9) cents) had the revised accounting policies for restoration and rehabilitation provisions, pension costs and employee compensation costs been applied throughout the respective financial periods. Refer note 1 (Change in accounting policies).

(e)	Performance Rights are excluded and would only be included when an issue of shares is expected to occur.

(f)
Diluted earnings per share would have been 45.5 cents (2000—40.8 cents; 1999—(66.9) cents) had the revised accounting policies for restoration and rehabilitation provisions, pension costs and employee compensation costs been applied throughout the respective financial periods. Refer note 1 (Change in accounting policies).

(g)
The weighted average diluted number of ordinary shares has been adjusted for the effect of Employee Share Plan options and Executive Share Scheme partly paid shares to the extent they were dilutive at balance date. Refer note 30.

Year Ended 30 June 2001	BHP Billiton Ltd Group
	Income (Numerator) $m	Shares (Denominator) Millions	Per Share Amount
Basic EPS
Operating profit including abnormal items	2,007	3,689	54.4
Effect of Dilutive Securities
Options	22	69
Partly Paid shares	2	9

Diluted EPS
Operating profit including abnormal items and assumed conversions	2,031	3,767	53.9

Year Ended 30 June 2000	BHP Billiton Ltd Group
	Income (Numerator) $m	Shares (Denominator) Millions	Per Share Amount
Basic EPS
Operating profit including abnormal items	1,627	3,653	44.5
Effect of Dilutive Securities
Options	24	86
Partly Paid shares	3	14

Diluted EPS
Operating profit including abnormal items and assumed conversions	1,654	3,753	44.1

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

12 Receivables (current)

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Trade receivables (a)	1,832	934	2,025	22	114
deduct provision for doubtful debts	19	9	24	1	1

Total trade receivables	1,813	925	2,001	21	113

Sundry receivables
Employee Share Plan loans	15	8	14	14	12
Other	793	404	616	21,103	22,886
deduct provision for doubtful debts	6	3	2	22	37

Total sundry receivables	802	409	628	21,095	22,861

Total current receivables (b)	2,615	1,334	2,629	21,116	22,974

(a)
The value of trade receivables at 30 June 2001 would have been $61 million higher (2000—$135 million) but for sale of such receivables. Collections of $227 million (2000—$291 million) were held on behalf of the purchasers of the receivables at 30 June 2001, and have been classified as sundry creditors.

(b)	Includes US$ denominated receivables to the value of $1,213 million (2000—$1,261 million).

13 Other financial assets (current)

	BHP Billiton Ltd Group		BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Securities quoted on prescribed stock exchanges
Shares in other corporations (a)	163	83	—	—	—

Total book value of quoted securities	163	83	—	—	—

Securities not quoted on prescribed stock exchanges
Term deposits	—	—	4	—	—

Total book value of not quoted securities	—	—	4	—	—

Total current other financial assets	163	83	4	—	—

(a)	Market value of quoted shares in other corporations is $207 million.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

14 Inventories (current)

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Raw materials and stores
At cost	453	231	474	—	8

	453	231	474	—	8

Work in progress
At net realisable value	18	9	23	—	13
At cost	468	239	649	—	148

	486	248	672	—	161

Finished goods
At net realisable value	53	27	39	—	4
At cost	476	243	773	16	15

	529	270	812	16	19

Spares and other
At cost	153	78	180	—	47

	153	78	180	—	47

Total current inventories
At net realisable value	71	36	62	—	17
At cost	1,550	791	2,076		16,218

	1,621	827	2,138	16	235

15 Other assets (current)

Deferred charges and prepayments (a)	219	112	271	1	2

(a) 2001 includes deferred overburden removal costs of $16 million (2000—$13 million).

16 Receivables (non-current)

Sundry receivables
Employee Share Plan loans (a)	41	21	40	34	31
Other	187	95	149	3,364	2,980

Total non-current receivables	228	116	189	3,398	3,011

(a)	The value of Employee Share Plan loans at 30 June 2001 would have been $279 million higher (2000—$452 million) but for sale of such loans. Refer note 12.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

17 Investments accounted for using the equity method

Major shareholdings in associated entities	Principal activities	Reporting Date	Ownership interest (a)				Carrying value of investment
			At associate’s reporting date		At BHP Billiton Ltd Group reporting date		BHP Billiton Ltd Group
			2001%	2000%	2001%	2000%	2001 $m	2001 US$m	2000 $m
Samarco Mineração S.A. (b)	Iron ore mining	31 Dec	50.0	49.0	50.0	50.0	498	254	394
Orinoco Iron C.A.	HBI production	30 Sept	50.0	50.0	50.0	50.0	—	—	238
QCT Resources Ltd (c)	Coal mining	30 Jun	—	—	—	—	—	—	—

							498	254	632

	BHP Billiton Ltd Group
	2001 $m	2001 US$m	2000 $m
Share of net profit of associated entities
Profit before income tax	77	39	49
Income tax expense	(48)	(24)	(19)

Share of net profit of associated entities	29	15	30

Share of associated entities’ post-acquisition retained profits
Share of associated entities’ retained profits at the beginning of the financial year	258	132
Share of associated entities’ retained profits recognised on initial adoption
of AASB 1016: Accounting for Investments in Associates			250
Share of net profit of associated entities	29	15	30
Dividends received/receivable from associated entities	(54)	(28)	(24)
Disposal of associated entities	(38)	(19)	—
Write-off of investment in associated entities	122	62	—
Exchange fluctuation	—	—	2

Share of associated entities’ retained profits at the end of the financial year	317	162	258

Movements in carrying amount of investments in associated entities
Carrying amount of investment in associated entities at the beginning of the financial year	632	322	86
Adjustment on initial adoption of AASB 1016			311
Share of net profit of associated entities	29	15	30
Increased investment in associated entities	495	253	186
Dividends received/receivable from associated entities	(54)	(28)	(24)
Disposal of associated entities	(457)	(233)	—
Write-off of investment in associated entities	(275)	(140)	—
Exchange fluctuation	128	65	43

Carrying amount of investments in associated entities at the end of the financial year	498	254	632

Share of associated entities’ contingent liabilities and expenditure commitments
Contingent liabilities—unsecured	150	77	180
Contracts for capital expenditure not completed	35	18	134
Other commitments	31	16	683

(a)	The proportion of voting power held by the BHP Billiton Limited Group corresponds to ownership interest.
(b)
Equity accounted results for Samarco Mineração S.A. are now taken up by the BHP Billiton Limited Group on a one-month lag (previously on a two-month lag, with the $4 million profit impact of the reduced lag reflected in the BHP Billiton Limited Group result in 2001). An additional 1% ownership interest was acquired in June 2000 and was reflected in the BHP Billiton Limited Group result for 2001.

(c)	A 50% interest in QCT Resources Ltd was acquired on 20 October 2000 and equity accounted from 1 November 2000 until its disposal on 28 June 2001.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

18 Other financial assets (non-current) (a)

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Securities quoted on prescribed stock exchanges
Shares in other corporations (b)	—	—	210	—	—

	—	—	210	—	—
Securities not quoted on prescribed stock exchanges
Shares in controlled entities				18,832	12,852
Shares in other corporations (c)	84	43	132	—	—

	84	43	132	18,832	12,852
Advances and partnerships (d)	173	88	157	—	—

Total book value of not quoted securities	257	131	289	—	—

Total non-current other financial assets	257	131	499	18,832	12,852

(a)    Following the adoption of revised Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets, other financial assets previously carried at Directors valuation have reverted to a deemed cost basis of measurement. Refer note 1 (New accounting standards). For the BHP Billiton Limited Group, 2000 included shares in other corporations of $6 million, previously carried at Directors’ valuation. For BHP Billiton Limited, 2000 included shares in controlled entities of $4 362 million previously carried at Directors’ valuation.

(b) Market value of quoted securities.

Shares in other corporations (e)	—	—	206	—	—

Total market value of non-current quoted securities	—	—	206	—	—

(c)    2001 includes an amount of $52 million representing a 49% interest in Elkem Mangan which was disposed of with effect 1 July 2001, for the purposes of the BHP Billiton Limited Group consolidated result.

(d) Includes 50% investment in North Star BHP Steel, a US steel manufacturer, of $160 million (2000—$146 million).
(e) These investments were previously carried at cost as it was considered that their carrying value would be recovered.

19 Inventories (non-current)

Raw materials and stores
At cost	79	40	46	—	—

	79	40	46	—	—

Spares and other
At net realisable value	6	3	7	—	—
At cost	61	31	106	—	12

	67	34	113	—	12

Total non-current inventories
At net realisable value	6	3	7	—
At cost	140	71	152	—	12

	146	74	159	—	12

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

20 Property, plant and equipment

	Gross value of assets	Accumulated depreciation 2001 $m	Net value of assets	Net value of assets 2001 US$m	Gross value of assets	Accumulated depreciation 2000 $m	Net value of assets
BHP Billiton Limited Group (a)
Land and buildings (b) (c)	2,332	948	1,384	706	2,881	1,104	1,777
Plant, machinery and equipment (d)	26,637	12,378	14,259	7,272	26,715	12,123	14,592
Mineral rights (e)	2,708	879	1,829	933	1,935	789	1,146
Exploration, evaluation and development expenditures carried forward in areas of interest (f)
—now in production	2,460	1,145	1,315	670	2,736	1,315	1,421
—in development stage but not yet producing	722	1	721	368	227	4	223
—in exploration and/or evaluation stage	591	133	458	234	489	114	375
Capitalised leased assets (g)	64	16	48	24	64	12	52

Total property, plant and equipment	35,514	15,500	20,014	10,207	35,047	15,461	19,586

BHP Billiton Limited (a)
Land and buildings (b) (c)	54	28	26		105	31	74
Plant, machinery and equipment (d)	141	95	46		929	287	642
Exploration, evaluation and development expenditures carried forward in areas of interest (f)
—now in production	—	—	—		15	1	14

Total property, plant and equipment	195	123	72		1,049	319	730

(a)
Following the adoption of revised Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets, all classes of property, plant and equipment previously carried at Directors’ valuation have reverted to a deemed cost basis of measurement. Refer note 1 (New accounting standards). Comparatives presented above include amounts previously carried at Directors’ valuation as follows:

	BHP Billiton Ltd Group 2000 $m	BHP Billiton Ltd 2000 $m
Land and buildings	101	31
Plant, machinery and equipment	1,367	376
Mineral rights	189
Exploration, evaluation and development expenditures carried forward in areas of interest now in production	41	3

Total property, plant and equipment previously
carried at Directors’ valuation	1,698	410

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
(b) Current value of land and buildings
Land	442	226	468	15	29
Buildings	1,759	897	2,038	15	127

	2,201	1,123	2,506	30	156

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

20 Property, plant and equipment continued

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
(c) Land and buildings
Balance at the beginning of the financial period	1,777	906	1,993	74	95
Capital expenditure (including capitalised interest)	40	21	53	—	—
Depreciation	(141)	(72)	(132)	(12)	(5)
Net disposals of land and buildings including controlled entities	(252)	(128)	(138)	(29)	(3)
Amounts written off	(156)	(80)	(90)	(6)	(5)
Exchange variations & other movements	116	59	91	(1)	(8)

Balance at the end of the financial period	1,384	706	1,777	26	74

(d) Plant, machinery and equipment
Balance at the beginning of the financial period	14,592	7,442	17,179	642	694
Capital expenditure (including capitalised interest)	1,486	757	958	29	25
Depreciation	(1,948)	(993)	(1,857)	(20)	(66)
Net disposals of plant, machinery and equipment including
controlled entities	(1,020)	(520)	(942)	(549)	(13)
Amounts written off	(449)	(229)	(1,073)	(1)	(8)
Impact of restoration and rehabilitation policy change	787	401		—
Exchange variations & other movements	811	414	327	(55)	10

Balance at the end of the financial period	14,259	7,272	14,592	46	642

(e) Mineral rights
Balance at the beginning of the financial period	1,146	585	1,200
Depreciation	(52)	(27)	(69)
Net acquisitions of mineral rights of controlled entities	667	340	—
Exchange variations & other movements	68	35	15

Balance at the end of the financial period	1,829	933	1,146

(f) Exploration, evaluation and development expenditures carried forward
Balance at the beginning of the financial period	2,019	1,030	2,166	14	12
Depreciation	(252)	(128)	(213)	—	(1)
Capital expenditure (including capitalised exploration and interest)	674	343	121	—	—
Net acquisitions/(disposals) of exploration expenditures including controlled entities	77	39	(137)	(14)	—
Amounts written off	(234)	(119)	—	—	—
Exchange variations & other movements	210	107	82	—	3

Balance at the end of the financial period (h)	2,494	1,272	2,019	—	14

(g) Capitalised leased assets
Balance at the beginning of the financial period	52	26	93
Depreciation	(4)	(2)	(4)
Exchange variations & other movements	—	—	(37)

Balance at the end of the financial period	48	24	52
(h)
Includes $10 million (2000—$146 million) transferred from exploration and/or evaluation stage to development stage, not yet producing, and $32 million (2000—$278 million) transferred from development stage, not yet producing to now in production.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

21 Intangible assets

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Goodwill at cost	3	2	264	—	—
deduct amounts amortised	1	1	134	—	—

	2	1	130	—	—

Patents, trademarks and licences at cost	14	7	11	—	—
deduct amounts amortised	14	7	11	—	—

Total intangible assets	2	1	130	—	—

22 Other assets (non-current)

Deferred charges and prepayments (a)	1,335	681	800	3	14

(a) 2001 includes deferred overburden removal costs of $871 million (2000—$682 million). 23 Payables (current)

Trade creditors	1,905	972	1,520	9	116
Sundry creditors	908	463	1,046	23,798	20,897

Total current payables	2,813	1,435	2,566	23,807	21,013

24 Interest bearing liabilities (current) (a) (b)

Current portion of unsecured long-term loans
—Bank loans	101	51	358	—	—
—Other	—	—	391	—	—

Total current portion of long-term loans	101	51	749	—	—

Current portion of—Non-recourse finance (c)	3	2	18	—	—
—Redeemable preference shares	700	357	1,539	—	—
—Finance leases	4	2	3	—	—
Short term interest bearing liabilities
—Unsecured bank loans	23	11	97	—	—
—Unsecured other	70	36	22	—	—
Bank overdrafts—Unsecured	72	37	102	—	7

Total other interest bearing liabilities	872	445	1,781	—	7

Total current interest bearing liabilities	973	496	2,530	—	7

Current interest bearing liabilities other than finance
leases and bank overdrafts, classified as to currency
Australian dollars (d)	1,076	549	1,222	—	—
US dollars (e) (f)	(423)	(216)	907	—	—
UK pounds (f)	98	50	84	—	—
Canadian dollars (f)	65	33	126	—	—
Other currencies	81	41	86	—	—

	897	457	2,425	—	—

(a)	In determining the classification by currency the effect of cross currency swaps has been taken into account.
(b)	Refer note 27.
(c)	Secured by charges over certain assets.
(d)
2001 includes an amount of $376 million being the Australian dollar obligation on two cross currency swaps issued in May 1999 and maturing in June 2002 related to the 1992 Yankee Bond issue which matures in December 2012—Refer also footnote (e) below.

(e)
2001 includes an amount of $(495) million (at the exchange rate prevailing at 30 June 2001) being the US dollar receivables on two cross currency swaps issued in May 1999 and maturing in June 2002 related to the 1992 Yankee Bond issue which matures in December 2012—Refer also footnote (d) above.

(f)	These amounts were effectively hedged. Refer note 1 (Foreign currency transactions).

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

25 Other provisions (current)

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Deferred income	226	115	193	—	—
Dividends	466	238	463	466	463
Employee benefits (a)	364	186	458	17	50
Insurance claims	78	40	64	—	—
Restoration and rehabilitation (a)	94	48	78	—	2
Restructuring (a)	260	132	232	57	20
Other	120	61	47	56	2

Total current other provisions	1,608	820	1,535	596	537

(a) Refer note 28.

26 Payables (non-current)

Trade creditors	32	17	34	—	—
Sundry creditors	2	1	11	—	—

Total non-current payables	34	18	45	—	—

27 Interest bearing liabilities (non-current)

Unsecured long-term loans (at weighted average interest rates) (a)
Bank loans
—at average fixed interest rates of 8.1%	191	97	504	—	—
—at average floating interest rates of 6.0%	260	133	42	—	—
Commercial paper
—at average floating interest rates of 5.1%	50	25	71	—	—
Notes and debentures (issued in the US)
—at average fixed interest rates of 7.5%	2,601	1,327	2,977	—
Medium term notes (issued in Australia)
—at average fixed interest rates of 7.7%	200	102	200	—	—
—at average floating interest rates of 6.2%	300	153	300	—	—
Other
—at average fixed interest rates of 8.5%	391	199	329	—	—
—at average floating interest rates of 5.3%	136	69	83	—	—

Total long-term loans	4,129	2,105	4,885	—	—
less amounts repayable within twelve months (b)	101	51	749	—	—

Total non-current portion of long-term loans	4,028	2,054	4,136	—	—

Redeemable preference shares
Beswick Pty Ltd As (c)	700	357	990	—	—
Beswick Pty Ltd Bs (d)	—	—	500	—	—
BHP Operations Inc (e)	890	454	749	—	—
BHP Steel (Thailand) Ltd (f)	—	—	27	—	—

Total redeemable preference shares	1,590	811	2,266	—	—
less amounts repayable within twelve months (b)	700	357	1,539	—	—

Total non-current portion of redeemable preference shares	890	454	727	—	—

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

27 Interest bearing liabilities (non-current) continued

	BHP Group Billiton Ltd			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Non-recourse finance (g)
US$ loans for the Escondida project with maturities 2002-2004	1,047	534	899	—
Other non-recourse finance	109	56	18	—

Total non-recourse finance	1,156	590	917	—
less amounts repayable within twelve months (b)	3	2	18	—

Total non-current portion of non-recourse finance	1,153	588	899	—

Total non-current portion of long-term loans, redeemable preference shares and non-recourse finance	6,071	3,096	5,762	—

Other non-current interest bearing liabilities
Finance leases	67	34	68	—
Other	119	61	38	6,077	5,814

Total non-current interest bearing liabilities	6,257	3,191	5,868	6,077	5,814

The total of long-term loans, redeemable preference shares and non-recourse finance not currently payable classified as to maturity dates
Due later than one year and not later than two years	1,382	705	1,460	—	—
Due later than two years and not later than three years	490	250	1,368	—	—
Due later than three years and not later than four years	691	352	52	—	—
Due later than four years and not later than five years	1,804	920	451	—	—
Due later than five years and not later than ten years	149	76	1,111	—	—
Due later than ten years	1,555	793	1,320	—	—

	6,071	3,096	5,762	—	—

The total of long-term loans, redeemable preference shares and non-recourse finance not currently payable classified as to currency (a)
Australian dollars	1,771	903	2,827	—	—
US dollars (h)	3,425	1,747	1,949	—	—
UK pounds (h)	823	420	837	—	—
Canadian dollars (h)	—	—	64	—	—
Other currencies	52	26	85	—	—

	6,071	3,096	5,762	—	—

(a)	Weighted average interest rates and currency classifications take into account the effect of interest rate and cross currency swaps.
(b)	Refer note 24.
(c)	Beswick Pty Ltd: ‘A’ Redeemable preference shares
700,000 (2000—990,000) shares, issued at $1,000 each, fully paid; rebateable, cumulative dividend of 11% per annum; non-participating. The BHP Billiton Limited Group holds options to purchase these shares, subject to certain conditions. The holders have agreed not to exercise their rights of redemption prior to 28 September 2001 (in relation to 700,000 shares) at which time the shares may be redeemed. 290,000 shares were redeemed on 19 June 2001 for $1,000 per share.
(d)	Beswick Pty Ltd: ‘B’ Redeemable preference shares
Nil (2000—500,000) shares, issued at $1,000 each, fully paid; rebateable, cumulative dividend of 8% per annum; non-participating. Redeemed for $1,000 per share on 28 September 2000.
(e)	BHP Operations Inc: Preferred stock
—Auction market preferred stock:
600 (2000—1,800) shares issued at US$250,000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day.
—Cumulative preferred stock series A:
3,000 (2000—nil) shares issued at US$100,000 each, fixed at 6.76% per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months.
(f)	BHP Steel (Thailand) Ltd: Preference shares
Nil (2000—6,250,000) shares of 100 Baht each, fully paid, cumulative, dividends zero. Redeemed December 2000.
(g)	Secured by charges over certain assets.
(h)	These amounts were effectively hedged. Refer note 1 (Foreign currency transactions).

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

28 Other provisions (non-current)

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Deferred income	721	368	808	—	—
Employee benefits (a)	803	409	777	39	76
Insurance claims	103	53	112	—	—
Non-executive Directors’ retirement benefits	2	1	2	2	1
Resource rent tax	385	196	375	—	—
Restoration and rehabilitation (b) (c) (d)	1,418	723	944	—	6
Restructuring (e)	722	368	689	150	154
Other	39	20	—	—	—

Total non-current other provisions	4,193	2,138	3,707	191	237

(a) Aggregate employee benefits liabilities
Current (refer note 25)	364	186	458	17	50
Non-current	803	409	777	39	76

	1,167	595	1,235	56	126

(b) Reconciliation of the total provision for restoration and rehabilitation
Opening balance	1,022	521	1,045	8	5
Charge to profit	125	64	83	—	3
Adjustment for change in accounting policy (d)	363	185		—	—
Amounts paid	(59)	(30)	(59)	—	—
Disposal of businesses and controlled entities	(10)	(5)	(76)	(8)	—
Exchange fluctuations and other movements	71	36	29	—	—

Closing balance	1,512	771	1,022	—	8

Current (refer note 25)	94	48	78	—	2
Non-current	1,418	723	944	—	6

	1,512	771	1,022	—	8

(c) The estimate of total restoration and rehabilitation expenditure (undiscounted) to be incurred by the BHP Billiton Limited Group in the future arising from operations to date including amounts already provided for:	3,171	1,617	2,205
(d) Refer note 1 (Change in accounting policies) and note 38 (Contingent Liabilities).
(e) Reconciliation of the total provision for restructuring costs
Opening balance	921	469	1,244	174	258
Charge to profit	91	46	130	51	65
Amounts paid	(124)	(63)	(506)	(18)	(143)
Disposal of controlled entities	(18)	(9)	(18)	—	—
Exchange fluctuations and other movements	112	57	71	—	(6)

Closing balance	982	500	921	207	174

Current (refer note 25)	260	132	232	57	20
Non-current	722	368	689	150	154

	982	500	921	207	174

Total provision for restructuring costs is made up of:
Remediation and site rehabilitation	661	337	585	151	154
Redundancies	145	74	113	22	19
Business terminations (including contract cancellations)	176	89	223	34	1

	982	500	921	207	174

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

29 Contributed equity

	BHP Billiton Ltd Group				BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	1999 $m	2001 $m	2000 $m
Paid up (a) (b) (c)
3,704,256,885 ordinary shares fully paid (2000— 1,781,493,241; 1999—1,742,907,069)	6,013	3,067	7,093	6,533	5,443	6,523
385,000 ordinary shares paid to 71 cents (2000—415,000; 1999—830,000) (d) (e)	—	—	—	—	—	—
3,656,500 ordinary shares paid to 67 cents (2000— 6,286,500; 1999—10,120,000) (d) (e)	—	—	—	—	—	—
1 BHP Special Voting Share (2000—nil; 1999—nil) (f)	—	—	—	—	—	—

	6,013	3,067	7,093	6,533	5,443	6,523

	Number of shares
Movements in ordinary fully paid shares for the period	2001	2000	1999
Opening number of shares	1,781,493,241	1,742,907,069	2,043,304,785
Shares issued under Dividend Investment Plan (g)	—	21,234,886	20,661,480
Shares issued under Bonus Share Plan (g)	—	3,718,755	7,950,806
Shares issued under Share Purchase Scheme (h)	—	—	4,342,398
Shares issued on exercise of Employee Share Plan options (i)	7,798,200	9,309,031	3,004,230
Shares issued on exercise of Performance Rights (i)	150,920	75,000	25,000
Bonus shares issued (b)	1,912,154,524
Partly paid shares converted to fully paid (d)	2,660,000	4,248,500	1,685,000
Buy-back of shares held by controlled entities (c)			(338,066,630)

Closing number of shares (j)	3,704,256,885	1,781,493,241	1,742,907,069

(a)
Contributed equity reduced by $1,244 million due to the spin-off of OneSteel Limited, including spin-off costs of $57 million. This reflected a capital reduction of $0.66 per share. The spin-off resulted in BHP Billiton Limited shareholders being issued one OneSteel Limited share for every four shares held in BHP Billiton Limited.

(b)
The DLC structure between BHP Billiton Limited and BHP Billiton Plc was established on 29 June 2001. Under the terms of the DLC structure BHP Billiton Limited issued fully paid bonus shares effective 29 June 2001 with the allotment of shares occurring on 9 July 2001. Refer note 53.

(c)
338,066,630 ordinary shares held by the Beswick Group were bought back and cancelled by BHP Billiton Limited during 1999. The consideration for BHP Billiton Limited of $4,067 million was charged against contributed equity ($2,715 million) and retained earnings ($1,352 million). The consideration for the BHP Billiton Limited Group of $74 million was charged against contributed equity. As a consequence of this transaction, the contributed equity for the BHP Billiton Limited Group exceeds the contributed equity for BHP Billiton Limited by $570 million, representing the premium paid by BHP Billiton Limited to the Beswick Group on buy-back. This premium was eliminated on consolidation.

(d)
30,000 (2000—415,000; 1999—110,000) shares paid to 71 cents and 2,630,000 (2000—3,833,500: 1999—1,575,000) shares paid to 67 cents were converted to fully paid during 2001. There were no partly paid shares issued during the year (2000—nil; 1999—nil).

(e)	As a consequence of the OneSteel Limited spin-off an instalment call of $0.66 per share was made on partly paid shares, which was then immediately replaced by application of the capital reduction.
(f)	Refer note 53 for details of the BHP Special Voting Share.
(g)
The Dividend Investment Plan (DIP) and Bonus Share Plan (BSP) each provide shareholders with the opportunity to receive additional shares in lieu of cash dividends. Shares issued during 1999 and 2000 were issued at a discount of 2.5% from the market price. Market price is the average market price of a specified five day period prior to issue. The DIP was suspended following payment of the November 1999 half-yearly dividend. Since that dividend was unfranked the BSP was suspended in accordance with BHP Billiton Limited’s Constitution and Rule 8 of the BSP on 17 September 1999.

(h)	The Share Purchase Scheme enabled shareholders to purchase small parcels of shares at a discount of 2.5% from market price. The scheme was suspended with effect from 1 March 1999.
(i)	Refer note 30.
(j)
During the period 1 July 2001 to 3 September 2001, 205,000 Executive Share Scheme partly paid shares were paid up in full and 893,566 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

30 Employee ownership plans

The following tables relating to options issued under the Employee Share Plan and Performance Rights issued under the BHP Performance Share Plan are presented on a basis excluding the effect of the bonus issue of shares effective 29 June 2001, in accordance with the Rules of the Plans.

Refer footnotes (a) and (d) below.

	Employee Share Plan (a)
	Shares			Options
	2001	2000	1999	2001	2000	1999
Number of shares and options issued since commencement of the plan	180,981,600	180,981,600	180,981,600	790,600	71,978,600	70,933,600
Number of shares and options remaining under the plan	30,401,200	42,356,000	63,115,100	36,135,550	42,250,800	61,909,850
Loans outstanding ($ million)	56	54	136

During the period
Shares and options issued	—	—	—	7,382,000	1,045,000	29,720,700
Participating employees				367	20	46,539
Average issue/exercise price ($)				18.86	18.15	16.39
Market value of issues ($ million) (b)				—	—	—
Proceeds from issues ($ million)				—	—	—
Shares issued on exercise of options				7,798,200	9,309,031	3,004,230
Employees exercising options				9,431	8,562	3,129
Market value of shares on exercise of options ($ million)				159	166	47
Proceeds from exercise of options ($ million)				122	157	47

	Executive Share Scheme partly paid shares (c)			Performance Rights (d)
	2001	2000	1999	2001	2000	1999
Number of shares and Performance Rights issued since commencement of the plans	24,468,200	24,468,200	24,468,200	3,194,024	1,000,000	1,000,000
Number of shares and Performance Rights remaining under the plans	4,041,500	6,701,500	10,950,000	2,794,024	800,000	975,000
During the period
Shares and Performance Rights issued	—	—	—	2,194,024	—	1,000,000
Participating employees				115		1
Average issue price ($)				—		—
Market value of issues ($ million) (b)				—		—
Proceeds from issues				—		—
Shares issued on exercise of Performance Rights (e)				150,920	75,000	25,000
Employees exercising Performance Rights				1	1	1
Market value of shares on exercise of Performance Rights ($ million)				3	1	—
				Bonus Equity Share Plan (f)
				2001	2000	1999
Number of shares issued since commencement of the plan				—

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

30 Employee ownership plans continued

Employee Share Plan Options and Performance Rights

						Options and Performance Rights outstanding at
Month of issue	Number issued	Number of recipients	Number exercised	Shares issued on exercise	Number lapsed	Balance date	Date of Directors’ report	Exercise (g) price (h)	Exercise period
Employee Share Plan options
December 2000	1,668,000	67	—	—	—	1,668,000	1,668,000	$19.43	July 2003-Dec 2010
December 2000	1,121,500	59	—	—	—	1,121,500	1,121,500	$19.42	July 2003-Dec 2010
November 2000	832,500	44	—	—	54,000	778,500	778,500	$18.52	July 2003-Oct 2010
November 2000	3,760,000	197	—	—	23,500	3,736,500	3,736,500	$18.51	July 2003-Oct 2010
April 2000	30,000	3	—	—	—	30,000	30,000	$17.13	April 2003-April 2010
April 2000	454,000	5	—	—	—	454,000	454,000	$17.12	April 2003-April 2010
December 1999	200,000	1	—	—	—	200,000	200,000	$19.21	April 2002-April 2009
December 1999	150,000	1	—	—	—	150,000	150,000	$16.92	April 2002-April 2009
October 1999	60,000	6	—	—	10,000	50,000	25,000	$17.06	April 2002-April 2009
October 1999	51,000	3	—	—	15,000	36,000	34,000	$17.05	April 2002-April 2009
July 1999	100,000	1	—	—	—	100,000	100,000	$17.13	April 2002-April 2009
April 1999	21,536,400	45,595	—	—	8,926,100	12,610,300	12,487,700	$15.73	April 2002-April 2009
April 1999	8,184,300	944	—	—	2,028,150	6,156,150	5,759,650	$15.72	April 2002-April 2009
April 1998	177,500	16	29,500	29,500	—	148,000	148,000	$14.74	April 2001-April 2003
April 1998	140,000	23	42,500	42,500	5,000	92,500	87,500	$14.73	April 2001-April 2003
November 1997	1,579,400	3,501	748,800	748,800	210,500	620,100	580,500	$15.55	Nov 2000-Nov 2002
November 1997	7,910,900	16,411	5,447,150	5,447,150	774,250	1,689,500	1,332,850	$15.56	Nov 2000-Nov 2002
October 1997	5,440,000	511	2,059,500	2,059,500	43,000	3,337,500	3,276,500	$15.32	Oct 2000-Oct 2002
October 1997	3,992,000	379	1,752,000	1,752,000	120,000	2,120,000	2,043,550	$15.33	Oct 2000-Oct 2002
July 1997	200,000	1	—	—	—	200,000	200,000	$18.96	July 2000-July 2002
July 1997	395,500	36	62,500	62,500	55,000	278,000	259,000	$18.97	July 2000-July 2002
October 1996	848,100	46	436,500	436,500	191,100	220,500	225,500	$15.56	Oct 1999-Oct 2001
October 1996	1,086,700	66	733,700	733,700	14,500	338,500	293,500	$15.55	Oct 1999-Oct 2001
April 1996	295,000	5	35,000	35,000	260,000	—	—	$17.63	April 1999-April 2001
April 1996	45,500	6	45,500	45,500	—	—	—	$17.62	April 1999-April 2001
October 1995	17,000	3	17,000	17,000	—	—	—	$18.23	Oct 1998-Oct 2000
October 1995	38,500	5	38,500	38,500	—	—	—	$18.22	Oct 1998-Oct 2000
July 1995	48,000	2	48,000	48,000	—	—	—	$18.59	July 1998-July 2000
July 1995	76,000	9	63,000	63,000	13,000	—	—	$18.58	July 1998-July 2000

						36,135,550	34,991,750

Performance Rights (e) (i)
December 2000	187,691	11	—	—	—	187,691	187,691	—	July 2003-Dec 2010
November 2000	2,006,333	104	—	—	—	2,006,333	1,951,333	—	July 2003-Dec 2010
March 1999	1,000,000	1	400,000	376,840	—	600,000	500,000	—	Mar 1999-Mar 2009

						2,794,024	2,639,024

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

30 Employee ownership plans continued

	Number	2001 Weighted average exercise price (g) (j)	Number	2000 Weighted average exercise price (j)		Number	1999 Weighted average exercise price (j)
Employee Share Plan options
Outstanding at start of period	42,250,800	16.37	61,909,850	16.50		37,835,600	16.52
Granted during the period	7,382,000	18.86	1,045,000	18.15		29,720,700	16.39
Exercised during the period	(7,798,200)	15.67	(8,777,928)	17.94		(2,757,850)	15.57
Lapsed during the period	(5,699,050)	15.97	(11,926,122)	17.61		(2,888,600)	16.57

Outstanding at end of period	36,135,550	16.37	42,250,800	16.37		61,909,850	16.50

Exercisable	9,044,600	15.57	1,529,200	16.51		10,958,900	17.38
Not exercisable	27,090,950	16.64	40,721,600	16.36		50,950,950	16.31

Performance Rights
Outstanding at start of period	800,000		975,000			—
Granted during the period	2,194,024		—			1,000,000
Exercised during the period	(200,000)		(175,000)			(25,000)
Lapsed during the period	—		—			—

Outstanding at end of period	2,794,024		800,000			975,000

Exercisable	—		—			—
Not exercisable	2,794,024		800,000			975,000

				2001		2000	1999
Weighted average fair value of Employee
Share Plan options granted during the period
(measured at grant date)				$6.40	(k)	(I)	(I	)
Weighted average fair value of Performance
Rights granted during the period
(measured at grant date)				$14.73	(k)		$10.75	(m)

The weighted average fair values of Employee Share Plan options and Performance Rights granted were estimated using Black-Scholes option pricing techniques for the purpose of disclosure required by US Statement of Financial Accounting Standards No. 123. Significant assumptions used in applying this formula were as follows:
	2001	2000	1999
Employee Share Plan options (k)
Risk free interest rate	6.6%	(I)	(I)
Estimated life of options	10 years (n)	(I)	(I)
Estimated volatility of share price	30.3%	(I)	(I)
Estimated amount of dividends per share	$0.51	(I)	(I)
Performance Rights (k)
Risk free interest rate	6.6%		5.0%
Estimated life of Performance Rights	10 years (n)		2 years
Estimated volatility of share price	30.3%		29.9%
Estimated amount of dividends per share	$0.51		$0.51

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

30 Employee ownership plans continued

(a)
The Employee Share Plan provides eligible employees with the opportunity to acquire fully paid ordinary shares or options for ordinary shares in BHP Billiton Limited at such times as the Directors deem appropriate. Shares and options are issued under the Employee Share Plan on the following terms:

—	the limit on the number of shares and outstanding options or other rights issued under the Plan is 8% of issued ordinary capital.

—	shares may be offered for subscription for market value (which is the weighted average market price over the five days prior to issue) less a discount not exceeding 10%.

—	the Board of Directors may specify an issue price for an option. The exercise price of an option is market value less a discount not exceeding 10%.

—
where shares are offered, interest free employee loans are available to fund the purchase of shares for a maximum period of 20 years, repayable by application of dividends or an equivalent amount. Any amounts outstanding are repayable at the end of that 20-year period.

—
at cessation of employment an extension of the loan repayment period may be granted if the outstanding loan is in a non profitable position. The extension will be reviewed annually. If during the extension period the shares become profitable, BHP Billiton Limited will arrange for the sale of those shares.

—	each option is granted over one unissued share in BHP Billiton Limited plus 1.0651 bonus shares which attach to that share pursuant to the Rules of the Plan.

—	exercise price is unaffected by the bonus share issue which took effect on 29 June 2001.

—	the Board of Directors may apply performance hurdles to the exercise of options.

—
options granted from April 1999 to April 2000 are 10-year options, not exercisable until after three years, and then only if performance hurdles are achieved. These performance hurdles relate to two comparative groups (ASX 100 index and an international comparative group). The BHP Billiton Limited Group’s performance in terms of total shareholder return is measured against both of these groups to determine if performance hurdles have been achieved.

—
options granted from November to December 2000 do not become exercisable until after 30 June 2003 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. The BHP Billiton Limited Group’s performance in terms of total shareholder return is measured against this group of companies to determine if the performance hurdles have been achieved. The options lapse if the hurdles have not been achieved within a two year period. If the options are exercisable, they lapse ten years after issue.

—	options carry no voting rights.

—	unexercised options will expire at the end of the exercise period.

(b)	Options, Performance Rights and partly paid shares are not transferable nor are they listed and as such do not have a market value. Refer footnote (k) for estimated fair values.

(c)
The Executive Share Scheme provides for senior executives to acquire partly paid ordinary shares in BHP Billiton Limited. Partly paid shares issued under the Executive Share Scheme are issued on the following terms:

—
only full-time executive employees (including Executive Directors) are considered eligible. Any eligible executive who continues to participate in the Employee Share Plan is ineligible to participate in the Executive Share Scheme.

—	the limit on the number of shares under the Scheme is 2% of issued ordinary capital.

—	shares are offered at an issue price determined by the Directors which is not less than a 10% discount nor more than a 10% premium on the appropriate market price.

—
the balance outstanding on ordinary shares must be paid not later than 20 years after the date of issue. The balance of the price must also be paid no later than two years after termination of employment, but may be paid at any earlier time chosen by a participant.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

30 Employee ownership plans continued

—	the price payable at the time of compulsory payment may be varied if the market price (adjusted for the effects of any bonus, rights or other issue) is then lower than the issue price.

—	there is no entitlement to dividends on the Scheme shares while they remain partly paid, unless the Directors decide otherwise.

—
shares issued under the Scheme prior to June 1996 are eligible immediately (even though partly paid) to participate in bonus, rights or other issues on the same basis as BHP Billiton Limited’s other ordinary shares. In respect of Executive Share Scheme share issues after June 1996, the issue of bonus shares will be deferred until the underlying Scheme shares are fully paid up. Such bonus shares will not attract or accrue dividends while their issue is deferred.

—	bonus shares issued on Scheme shares prior to 28 June 1996 are held in escrow until the Scheme shares are fully paid.

—	voting rights attach in proportion to the amount paid up. Full voting rights apply when the shares are fully paid.

(d)
Performance Rights have been issued to executive officers under the BHP Performance Share Plan. Performance Rights constitute a right, issued by a trustee of a special purpose trust established by BHP Billiton Limited, to require the trustee to acquire a BHP Billiton Limited share on behalf of the executive, upon fulfillment of prescribed performance hurdles or completion of service conditions. Where a service condition or performance hurdle is fulfilled, related Performance Rights are exercisable. The trustee acquires shares either by purchase on market or subscription, and the shares are then held in trust until the executive requests that they be transferred. In addition to the above, Performance Rights are currently issued on the following terms:

—	a Performance Right entitles the beneficiary to one fully paid share in BHP Billiton Limited plus 1.0651 bonus shares which attach to that share pursuant to the Rules of the Plan.

—	the exercise price of the Performance Rights is zero.

—	Performance Rights are not transferable.

—	Performance Rights carry no right to dividends.

—	Performance Rights carry no voting rights.

—	Performance Rights will lapse if performance hurdles or service conditions are not satisfied or in other specified situations.

—	Performance Rights lapse on the tenth anniversary of their date of issue unless previously exercised or lapsed in accordance with their terms of issue.

—
the performance hurdles attached to Performance Rights issued from November to December 2000 relate to a global comparator group of companies. The BHP Billiton Limited Group’s performance in terms of total shareholder return is measured against this group of companies to determine if the performance hurdles have been achieved. This measurement is first taken after 30 June 2003 and the Performance Rights lapse if the hurdles have not been achieved within the two years following this date.

(e)
The number of shares received on exercise of Performance Rights issued in March 1999 have been increased following the OneSteel Limited spin-off to reflect the capital reduction impact on the value of BHP Billiton Limited shares.

(f)
The Bonus Equity Share Plan provides eligible employees with the opportunity to take their incentive plan award in ordinary shares in BHP Billiton Limited. As of 30 June 2001, no shares were issued under this Plan. Employees who have elected to take their incentive plan award for the year ended 30 June 2001 in shares under the Plan will also receive an uplift of 25% so that for each $1.00 of award taken as shares, $1.25 worth of shares will be provided. The shares are either subscribed for or purchased on market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:

—
while the shares are held in trust, the employees are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited.

—
if employment ceases while the shares are in trust, the shares awarded as part of the 25% uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

30 Employee ownership plans continued

(g)	Following the OneSteel Limited spin-off the exercise price of options issued under the Employee Share Plan prior to 31 October 2000 was reduced by $0.66.

(h)
The bonus issue which took effect 29 June 2001 (refer note 29) did not affect the exercise price of options or Performance Rights. However, the number of shares attributed to each option and Performance Right has been increased to reflect the bonus issue.

(i)	Shares issued on exercise of Performance Rights include shares purchased on market.

(j)
For options issued in May 1995 and prior, the weighted average exercise price has been adjusted to reflect that holders of these options received 11 shares for each 10 options exercised as a result of the 1995 bonus issue.

(k)
The values of Employee Share Plan options and Performance Rights granted during the year ended 30 June 2001 and the significant key assumptions used to derive the values have been determined by an actuary at the request of the BHP Billiton Limited Group. The BHP Billiton Limited Group believes the values represent a reasonable estimate. Nevertheless, the assumptions used are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the BHP Billiton Limited Group. The actual value of Employee Share Plan options and Performance Rights to the holder may differ materially from the values shown. The values of Employee Share Plan options and Performance Rights shown are pre bonus.

(l)
Employee Share Plan options granted during the periods ended 30 June 2000 and 31 May 1999 are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group’s performance against either the performance of a number of Australian or international companies. Due to the nature of the performance hurdles which had been established for these options, and in the absence of an appropriate valuation technique, their fair value was considered to be indeterminable. Valuations are not available using the modified Black-Scholes option pricing techniques for options issued in prior periods.

(m)
Performance Rights granted during the period ended 31 May 1999 are subject to either service conditions or performance hurdles before they become exercisable. The weighted average fair value of Performance Rights granted relates only to the 550,000 Performance Rights which have service conditions attached. Due to the nature of the performance hurdles, which had been established for the Performance Rights, and in the absence of an appropriate valuation technique, their fair value was considered to be indeterminable. Valuations are not available using the modified Black-Scholes option pricing techniques for Performance Rights subject to performance hurdles issued in prior periods.

(n)	Subject to performance conditions.

Offers to take up shares and options under the Employee Share Plan and the Executive Share Scheme not accepted within the designated period, lapse. Accordingly, no shares or options remain available at balance date for issue to employees.

In (a) and (c) above, market price is the average market price of a specified five-day period prior to issue. The market price of fully paid ordinary shares as at Friday 29 June 2001 was $10.39, which has been adjusted to reflect the bonus issue effective 29 June 2001.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

31 Reserves

	BHP Billiton Ltd Group				BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	1999 $m	2001 $m	2000 $m
General reserve	166	85	170	170	627	527
Asset realisation reserve	—	—	—	—	62	62
Share premium reserve				—
Exchange fluctuation account	895	456	249	117

Total reserves	1,061	541	419	287	689	589

Reconciliation of movements in reserves:
General reserve
Opening balance	170	87	170	175	527	527
Transfer to retained profits on asset disposal	(4)	(2)	—	(5)	—	—
OneSteel spin-off	—	—			100

Closing balance	166	85	170	170	627	527

Share premium reserve
Opening balance				6,226
Premium on issue of shares				143
Bonus share plan issue				(4)
Abolishment of par values on 1 July 1998				(6,365)

Closing balance				—

Exchange fluctuation account
Opening balance	249	127	117	402
Exchange fluctuations on foreign currency
interest bearing liabilities net of tax (a)	(99)	(50)	(68)	198
Exchange fluctuations on overseas net
assets net of tax (b)	735	374	241	(410)
Transfer to retained profits on sale of assets/closure
of operations	10	5	(41)	(73)

Closing balance	895	456	249	117

(a)	Consolidated income tax benefit applicable $79 million (2000—$52 million benefit; 1999—$110 million expense).
(b)	Consolidated income tax benefit applicable $63 million (2000—$4 million benefit; 1999—$2 million expense).

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

32 Retained profits

	BHP Billiton Ltd Group				BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	1999 $m	2001 $m	2000 $m
Retained profits at the beginning of the financial period	2,841	1,448	1,826	4,826	5,213	2,393
Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates			250
Dividends provided for or paid (a)	(912)	(465)	(903)	(766)	(912)	(903)
Aggregate of amounts transferred from reserves (b)	(6)	(3)	41	78	—	—
Net profit/(loss)	2,007	1,024	1,627	(2,312)	2,525	3,723

Retained profits at the end of the financial period	3,930	2,004	2,841	1,826	6,826	5,213

(a) Refer note 10.
(b) Refer note 31.
33 Outside equity interests
Interest in the equity of the consolidated entity
Contributed equity	454	231	392	424
Reserves	156	80	53	17
Retained profits	(366)	(187)	207	274

Total outside equity interests	244	124	652	715

34 Total equity
Total equity at the beginning of the financial period	11,005	5,612	9,361	12,409	12,325	8,945
Total changes in equity recognised in the Statement of Financial Performance	2,643	1,348	2,050	(2,524)	2,525	3,723
Transactions with owners—contributed equity	164	83	560	351	164	560
—dividends (a)	(912)	(465)	(903)	(766)	(912)	(903)
OneSteel spin-off—capital reduction (b)	(1,244)	(634)			(1,244)
—credited to general reserve	—	—			100
Total changes in outside equity interests	(408)	(208)	(63)	(109)

Total equity at the end of the financial period	11,248	5,736	11,005	9,361	12,958	12,325

(a)	Refer note 10.
(b)	Refer note 2 (Spin-off of steel businesses).

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

35 Notes to the Statement of Cash Flows

For the purpose of the Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments, which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.

	BHP Billiton Ltd Group				BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	1999 $m	2001 $m	2000 $m
Reconciliation of cash
Cash and cash equivalents comprise:
Cash assets
Cash	581	296	684	460	7	4
Short term deposits	602	307	355	270	—	—

Total cash assets	1,183	603	1,039	730	7	4
Bank overdrafts (a)	(72)	(37)	(102)	(157)	—	(7)

Total cash and cash equivalents	1,111	566	937	573	7	(3)

Reconciliation of net cash provided by operating activities to net profit/(loss)
Net profit/(loss)	1,509	770	1,593	(2,309)	2,525	3,723
Depreciation and amortisation	2,402	1,225	2,292	2,218	32	72
Share of net profit of associated entities less dividends	25	13	(6)	—	—	—
Capitalised borrowing costs	(28)	(14)	(19)	(194)	—	(1)
Exploration, evaluation and development expense	427	218	309	475	—	—
Net (gain)/loss on sale of non-current assets	(388)	(198)	(201)	(871)	144	(2)
Write-down of property, plant and equipment, investments and intangibles	1,171	597	1,171	2,725	461	116
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations
Decrease in inventories	141	72	52	380	177	69
Decrease/(increase) in deferred charges	(297)	(151)	(115)	13	10	(7)
Decrease/(increase) in trade receivables	(106)	(54)	(221)	273	42	51
Decrease/(increase) in sundry receivables	(125)	(64)	50	(36)	(79)	(11)
(Decrease)/increase in income taxes payable	417	212	130	(309)	(6)	31
(Decrease)/increase in deferred taxes	76	38	(631)	(235)	(58)	48
(Decrease)/increase in trade creditors	565	288	(201)	(68)	15	(88)
(Decrease)/increase in sundry creditors	(159)	(81)	(56)	(48)	53	58
(Decrease)/increase in interest payable	(87)	(44)	58	(70)	—	—
(Decrease)/increase in other provisions	(508)	(259)	(293)	1,625	55	(116)
Other movements	(30)	(15)	26	16	(23)	(12)

Net cash provided by operating activities	5,005	2,553	3,938	3,585	3,348	3,931

Acquisitions of controlled entities
Fair value of assets and liabilities of entities acquired:
Cash and cash equivalents	29	15	—	—
Receivables (current)	5	3	—	—
Other (current)	48	24	—	—
Property, plant and equipment	982	501	—	—
Payables and interest bearing liabilities (current)	53	27	—	—
Provisions (current)	(151)	(77)	—	—
Payables and interest bearing liabilities (non-current)	(1)	(1)	—	—
Provisions (non-current)	(132)	(67)	—	—
Net outside equity interests	(87)	(45)	—	—

Net identifiable assets	746	380	—	—
Net consideration paid
—cash	733	374	—	—
—deferred cash	13	6	—	—

Goodwill on acquisition	—	—	—	—

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

35 Notes to the Statement of Cash Flows continued

	BHP Billiton Ltd Group				BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	1999 $m	2001 $m	2000 $m
Carrying amount of controlled entities disposed
Value of assets and liabilities of entities disposed of:
Cash and cash equivalents	108	55	41	(2)
Investments (current)	10	5	—	—
Receivables (current)	305	156	171	80
Inventories (current)	551	281	109	111
Other (current)	19	10	6	5
Receivables (non-current)	—	—	6	—
investments (non-current)	131	67	7	—
Inventories (non-current)	4	2	7	1
Property, plant and equipment	1,375	700	617	619
Intangible assets	130	67	—	—
Other (non-current)	(32)	(16)	95	21
Payables and interest bearing liabilities (current)	(383)	(196)	(59)	(60)
Provisions (current)	(111)	(57)	(67)	(35)
Payables and interest bearing liabilities (non-current)	(674)	(344)	—	—
Provisions (non-current)	(140)	(71)	(67)	(109)
Net outside equity interests disposed	(49)	(25)	(13)	—

Net identifiable assets	1,244	634	853	631
Net consideration received—cash (b)	—	—	707	1,288
—deferred cash consideration	—	—	71	2
—capital reduction	1,244	634	—	—

(Loss)/profit on disposal	—	—	(75)	659

Non-cash financing and investing activities
Shares issued:
Bonus Share Plan	—	—	61	107	—	61
Dividend Investment Plan	1	1	341	279	1	341
Other:
Employee Share Plan loan instalments	20	10	28	36	20	28

The Bonus Share Plan is in lieu of dividends and the Dividend Investment Plan is an application of dividends.

The Employee Share Plan loan instalments represent the repayment of Limited loans outstanding with the BHP Billiton Group, by the application of dividends.

Material acquisitions and disposals of controlled entities
Acquisitions

Company	Beneficial interest %	Consideration $m	Fair value of net tangible assets acquired $m
2001
Dia Met Minerals Ltd	89.36	(c)	(c)
Dia Met Minerals (NWT) Ltd	89.36	(c)	(c)
555550 B.C. Ltd	89.36	(c)	(c)
Dia Met Exploration Ltd	89.36	(c)	(c)
Bold Era Mining Ltd	89.36	(c)	(c)
Dia Met Minerals (Africa) Ltd	89.36	(c)	(c)
Oy Alwima Ltd	89.36	(c)	(c)
2000
There were no material acquisitions during the year.
1999
There were no material acquisitions during the year.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

35 Notes to the Statement of Cash Flows continued

Material acquisitions and disposals of controlled entities
Disposals

	Profit/(loss) attributable to members of BHP Billiton Ltd arising on disposal $m		Fair value of net tangible assets on disposal $m	Beneficial interest remaining %
Company
2001
OneSteel Limited Group (d)	—		1,244	—
2000
BHP Steel Building Products USA Inc	25		66	—
BHP Coated Steel Corporation	(252)		596	—
BHP Engineering business	4		27	—
BHP Petroleum (PNG) Inc	80		123	—
BHP Information Technology Pty Ltd	63		(1)	—
BHP Copper White Pine Refinery Inc	—		22	—
1999
BHP Petroleum (91-12) Pty Ltd	71		147	—
BHP Petroleum (Cartier) Pty Ltd	13		10	—
BHP Petroleum (Pipelines) Pty Ltd	28		—	—
Groote Eylandt Mining Company Pty Ltd	(e	)	128	—
Tasmanian Electro Metallurgical Company Pty Ltd	(e	)	130	—
Nippon Manganese Sales Pty Ltd	(e	)	—	—
Pilbara Energy Pty Ltd	180		203	—

(a)	Refer note 24.
(b)
Cash received in 2000 excludes $32 million deferred consideration for controlled entities sold in prior years. There was no deferred consideration received in 2001 or 1999 for entities sold in prior years.

(c)
These entities comprised the principal Dia Met assets acquired collectively. Total consideration was $746 million with $733 million of cash paid in the current year and $13 million of deferred consideration. The fair value of net tangible assets acquired was $746 million.

(d)	Refer footnote (m) of note 48 for a full list of the individual entities, which comprise the OneSteel Limited Group.
(e)	These entities comprised the principal Manganese assets sold collectively. Profit on this sale was $353 million.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

36 Standby arrangements, unused credit facilities

BHP Billiton Limited Group	Facility available	2001 $m Drawn down	Unused	Facility available	2001 US$m Drawn down	Unused	Facility available	2000 $m Drawn down	Unused
Bank standby and support facilities
Revolving credit facilities	951	41	910	485	21	464	845	45	800
Overdraft facilities	48	—	48	25	—	25	86	—	86
Commercial paper	1,583	50	1,533	807	25	782	1,332	71	1,261

Total financing facilities	2,582	91	2,491	1,317	46	1,271	2,263	116	2,147

Details of major standby and support arrangements are as follows:

Global revolving credit facility

The BHP Billiton Limited Group has in place a multi-currency, multi-jurisdiction revolving credit facility of US$1,200 million, comprising Tranche A, US$400 million and Tranche B, US$800 million.

Tranche A provides working capital and other short-term cash requirements. Tranche B supports the BHP Billiton Limited Group’s commercial paper programs. This facility also provides same day funds to a value of US$160 million. Tranche A is due to mature in March 2002 and Tranche B in March 2006.

Overdraft facilities

Bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.

Commercial paper

The BHP Billiton Limited Group raises short-term finance under various commercial paper programs approved by the Board of Directors. The principal programs are: an Australian program to $1 billion, a US program to US$500 million and a Euro program to US$300 million. The total amount drawn down is limited to the equivalent of US$800 million, which is the value of support provided by Tranche B of the global revolving credit facility. Amounts drawn down as at 30 June 2001 are: Australian program $50 million (2000—$30 million), and US program nil (2000—US$25 million). There were no draw-downs on the Euro program at 30 June 2001 or 30 June 2000.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

37 Market risk, financial instruments and commodities

The BHP Billiton Limited Group has Board approved risk management policies for managing the market risks associated with its business activities and with its financial instruments.

These risks are categorised under the following headings:

—Liquidity and Credit risk; and

—Price risk.

The nature of these risks, the policies the BHP Billiton Limited Group has for controlling them and any concentrations of exposure are discussed under each risk category.

The BHP Billiton Limited Group’s Australian accounting policies for financial instruments are set out in note 1.

Liquidity and Credit risk

Liquidity risk for derivatives arises from the possibility that a market for derivatives may not exist in some circumstances. To counter this risk the BHP Billiton Limited Group only uses derivatives in highly liquid markets.

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Billiton Limited Group within the normal terms of trade. To manage this risk the BHP Billiton Limited Group periodically assesses the financial viability of counterparties.

Credit risk for derivatives represents the risk of counterparties defaulting on their contractual derivative obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Billiton Limited Group’s combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effects of any netting arrangement with financial institution counterparties. Refer notes 12 and 16.

These risks are categorised under the following headings:

Counterparties

The BHP Billiton Limited Group conducts transactions with the following major types of counterparties.

—Receivables counterparties

Sales to BHP Billiton Limited Group customers are made either on open terms or subject to independent payment guarantees. The BHP Billiton Limited Group has no significant concentration of credit risk with any single customer or group of customers.

—Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Billiton Limited Group has no significant concentration of credit risk with any single counterparty or group of counterparties

—Hedge counterparties

Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Billiton Limited Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Billiton Limited Group does not generally require collateral in relation to the settlement of financial instruments.

Geographic

The BHP Billiton Limited Group trades in all major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Countries in which the BHP Billiton Limited Group has a significant credit exposure are Australia, the US, Japan and others including South Korea, China, Taiwan, the UK, the rest of Europe, South-East Asia, New Zealand and South America.

Terms of trade are continually monitored by the BHP Billiton Limited Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

37 Market risk, financial instruments and commodities continued

Industry

The BHP Billiton Limited Group is not materially exposed to any individual industry or customer.

Price risk

The BHP Billiton Limited Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the Board of Directors.

During the year ended 30 June 2001, the BHP Billiton Limited Group conducted a comprehensive review of its strategy in relation to its market price risks, including the disclosure of hedging positions.

As a result of this review, a new approach to market risk management, Portfolio Risk Management, was approved by the Board of Directors and announced in December 2000.

The objective of the new strategy is to support the delivery of financial targets while protecting future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a ‘self insurance’ model, by taking advantage of the natural hedges provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

There are two components to the Portfolio Risk Management strategy:

—Risk mitigation—where risk is managed at the portfolio level within an approved Cash flow at Risk (CFaR) framework to support the achievement of the BHP Billiton Limited Group’s broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Limited Group’s cash flows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95%. Cash flow is measured as earnings after interest, but before taxes, depreciation and amortisation).

Where CFaR is within the Board approved CFaR limit, hedging activities are not undertaken. Based on current CFaR analysis of the BHP Billiton Limited Group corporate business plan, hedging will not be required for the foreseeable future. Hedge positions which existed on the announcement date in December 2000 will be allowed to run-off. There may be circumstances when it becomes appropriate to mitigate risk in order to support broader strategic objectives. In such circumstances, BHP Billiton Limited Group may execute hedge transactions. If required, hedging will be executed rateably across all risk categories where there is a liquid traded market. As at 30 June 2001, CFaR was $1,540 million.

—Strategic financial transactions —opportunistic transactions to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the Statement of Financial Performance at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

Risk Mitigation hedging positions

Interest rate risk

The BHP Billiton Limited Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. There are no individual hedging guidelines that apply to interest rate risk. When required hedging is undertaken through transactions entered into in interest rate markets. Interest rate and cross currency swaps have been used for hedging purposes under the previous policy.

Interest rate details and maturity profiles of the BHP Billiton Limited Group’s interest bearing liabilities, after taking into account the effect of interest rate and cross currency swaps, are disclosed in notes 24 and 27.

The table below presents notional amounts and weighted average interest rates that the BHP Billiton Limited Group has agreed to pay under interest rate swaps that are outstanding at the balance dates indicated. The information is presented in Australian dollar equivalents, which is the BHP Billiton Limited Group’s reporting currency. The instruments’ actual cash flows are denominated in US dollars, Australian dollars and UK pounds as indicated.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

37 Market risk, financial instruments and commodities continued

All interest swaps have been designated as hedging instruments. Pay fixed/receive floating interest rate swaps are designated as cash flow hedges of specific floating rate borrowings. Pay floating/receive fixed interest rate swaps are designated as fair value hedges of specific fixed rate borrowings.

	Weighted average interest rate payable		Weighted average interest rate receivable		BHP Billiton Ltd Group
Interest rate swaps	2001%	2000%	2001%	2000%	2001 $m	2001 US$m	2000%
US dollar swaps
Pay fixed/receive floating (a)
2000		5.66		6.74			234
2001	6.30	5.66	6.76	—	80	41	234
2002	6.30	5.66	—	—	80	41	234
UK pounds swaps
Pay floating (a)/receive fixed
2000		6.40		9.49			95
2001	6.30	—	9.49	9.49	70	36	63
2002	—	—	9.49	9.49	35	18	32
Australian dollar swaps
Pay floating (a)/receive fixed
2000		6.41		7.36			300
2001	6.18	—	7.36	7.36	300	153	300
2002	—	—	7.36	7.36	300	153	300
2003	—	—	7.36	7.36	300	153	300
2004	—	—	7.36	7.36	300	153	300
2005	—	—	7.36	7.36	300	153	300

(a)	Floating interest rate in future periods will be based on LIBOR for US dollar and UK pounds swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

Foreign exchange risk—interest bearing liabilities

In addition to transactional exposures related to sales and purchases, the BHP Billiton Limited Group has interest bearing liabilities denominated in foreign currencies. The BHP Billiton Limited Group has a natural hedge between net foreign assets and interest bearing liabilities in certain currencies.

If circumstances arise that render the natural hedge deficient, then specific hedging utilising cross currency swaps may occur. This generally results in shifting the foreign currency exposure to an Australian dollar exposure, although when the natural hedge provided by foreign currency assets is under-utilised, currency swaps may be undertaken to shift the currency exposure to that foreign currency.

Debt maturity profiles and currency analysis of the BHP Billiton Limited Group interest bearing liabilities are disclosed in notes 24 and 27.

Under a cross currency swap agreement, the BHP Billiton Limited Group agrees to exchange, with a counterparty, the principal (and interest) payment obligations of a loan which is denominated in a different currency. Principal amounts are usually exchanged at the commencement of the agreement and on maturity.

Most cross currency swaps pay and receive fixed interest rates and have been designated as foreign currency hedges of specific borrowings. A pay floating/receive fixed cross currency swap has been designated as a fair value hedge of a specific fixed rate borrowing.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

37 Market risk, financial instruments and commodities continued

The table below presents principal amounts and weighted average interest rates that the BHP Billiton Limited Group has agreed to pay under cross currency swaps that are outstanding at the balance dates indicated together with the weighted average contracted exchange rates. The information is presented in Australian dollar equivalents, which is the BHP Billiton Limited Group’s reporting currency. The instruments’ actual cash flows are denominated in US dollars, UK pounds, Japanese yen and Australian dollars as indicated.

	Weighted average exchange rate		Weighted average interest rate payable		Weighted average interest rate receivable		BHP Billiton Ltd Group (a)
Cross currency swaps	2001	2000	2001%	2000%	2001%	2000%	2001 $m	2001 US$m	2000 $m
US dollar to Australian dollar swaps
Pay fixed/receive fixed
2000		0.6457		7.18		7.19			1,936
2001	0.6579	0.6579	7.49	7.49	7.49	7.49	1,597	814	1,597
2002	0.6552	0.6552	7.19	7.19	7.18	7.18	1,221	623	1,221
2003	0.6601	0.6601	6.71	6.71	6.75	6.75	152	78	152
US dollar to UK pounds swaps
Pay fixed/receive fixed
2000		1.6662		7.45		6.60			685
2001	1.6662	1.6662	7.45	7.45	6.60	6.60	754	385	685
2002	1.6662	1.6662	7.45	7.45	6.60	6.60	754	385	685
2003	1.6673	1.6673	7.37	7.37	6.69	6.69	502	256	456
2004	1.6673	1.6673	7.37	7.37	6.69	6.69	502	256	456
2005	1.6673	1.6673	7.37	7.37	6.69	6.69	502	256	456
Japanese yen to US dollar swaps
Pay floating (b)/receive fixed
2000		128.41		6.94		5.71			68
2001	128.41	128.41	7.18	—	5.71	5.71	80	41	68
2002	128.41	128.41	—	—	5.71	5.71	80	41	68
Pay fixed/receive fixed
2000		122.97		9.18		6.38			32
2001	122.97	122.97	9.18	9.18	6.38	6.38	13	7	21

(a)	Amount represents $A equivalent of principal payable under the swap contract.

(b)	Floating interest rate on pay leg in future periods will be based on LIBOR applicable at the time of the interest rate reset.

Foreign exchange risk—transactional exposures

The BHP Billiton Limited Group is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is the anticipated US dollar receipts of Australian based entities. Foreign exchange risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. There are no individual hedging guidelines that apply to foreign exchange risk.

When required, hedging is undertaken through transactions entered into in foreign exchange markets. Forward exchange contracts and currency option contracts have been used for hedging purposes under the previous policy.

The tables below provide information about the BHP Billiton Limited Group’s outstanding foreign exchange contracts which have not been recognised in the accounts.

        Forward contracts and options to sell US dollars have been designated as cash flow hedges of customer collections from US dollar denominated sales. Forward contracts and options to buy US dollars have been designated as cash flow hedges of supplier payments from US dollar denominated purchases. Foreign currency gains and losses arising on forward contracts and options are recognised in net profit in the period corresponding with the recognition of the sale or purchase, while the costs of entering into those derivatives is recognised over the period of the hedge. Of $1,190 million total unrecognised net foreign exchange losses on forward contracts and options at 30 June 2001, $626 million of net foreign exchange losses on forward contracts and options is expected to be recognised in net profit in the year ending 30 June 2002.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

37 Market risk, financial instruments and commodities continued

Forward contracts—sell US dollars/buy Australian dollars

	Weighted average A$/US$ exchange rate		BHP Billiton Ltd Group contract amounts
Term	2001	2000	2001 US$m	2000 US$m
Not later than one year	0.6884	0.6963	1,140	1,351
Later than one year but not later than two years	0.6572	0.6884	910	1,140
Later than two years but not later than three years	0.6170	0.6572	360	910
Later than three years but not later than four years	—	0.6170	—	360

Total	0.6650	0.6759	2,410	3,761

Forward contracts—sell Australian dollars/buy US dollars

	Weighted average A$/US$ exchange rate		BHP Billiton Ltd Group contract amounts
	2001	2000	2001 US$m	2000 US$m
Not later than one year	0.5250	0.6350	46	118

Total	0.5250	0.6350	46	118

Foreign exchange options—sell US dollars/buy Australian dollars

	Weighted average A$/US$ exchange rate		Weighted average A$/US$ exchange rate		BHP Billiton Ltd Group contract amounts
	2001		2000		2001	2000
Term	A$ Call options	A$ Put options	A$ Call options	A$ Put options	US$m	US$m
Not later than one year	0.6260	0.6503	0.6583	0.6259	590	480
Later than one year but not later than two years	0.6126	0.6612	0.6789	0.6503	180	230
Later than two years but not later than three years	—	—	0.6912	0.6612	—	60

Total	0.6227	0.6542	0.6668	0.6357	770	770

Forward contracts—sell US dollars/buy New Zealand dollars

	Weighted average NZ$/US$ exchange rate		BHP Billiton Ltd Group contract amounts
Term	2001	2000	2001 US$m	2000 US$m
Not later than one year	0.4869	0.4858	20	17
Later than one year but not later than two years	0.4544	0.4869	17	20
Later than two years but not later than three years	0.4000	0.4818	7	12

Total	0.4581	0.4852	44	49

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

37 Market risk, financial instruments and commodities continued

Forward contracts—sell Japanese yen/buy New Zealand dollars
	Weighted average NZ$/¥ exchange rate		BHP Billiton Ltd Group contract amounts
Term	2001	2000	2001 NZ$m	2000 NZ$m
Not later than one year	44.5105	47.1720	10	12
Later than one year but not later than two years	—	44.5105	—	10

Total	44.5105	45.9653	10	22

Forward contracts—sell Australian dollars/buy Euros
	Weighted average Euro/A$ exchange rate		BHP Billiton Ltd Group contract amounts
	2001	2000	2001 EURm	2000 EURm
Term
Not later than one year	—	0.6296	—	1

Total	—	0.6296	—	1

Commodity price risk

The BHP Billiton Limited Group is exposed to price risk on the commodities that it produces and utilises in its production processes. Commodity price risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. There are no individual hedging guidelines that apply to commodity price risk. Hedging is undertaken through transactions entered into in the forward markets of the respective commodities, including both exchange traded and over the counter markets.

The following table provides information about the BHP Billiton Limited Group’s material derivative contracts, which have not been recognised in the accounts.

Contract amounts are used to calculate the contractual payments and quantity of inventory to be exchanged under the contracts.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

37 Market risk, financial instruments and commodities continued

	Volume			Average rate		Term to maturity (months)	Notional amount (a)
			Units	2001 US$	2000 US$		2001 US$m	2000 US$m
BHP Billiton Limited Group	2001	2000
Copper
Forwards (sell)	—	33	million lbs	—	0.82	0-12	—	27
Collars	—	146	million lbs	—	0.74-0.90	0-12	—	109
Purchased puts	—	66	million lbs	—	0.79	0-12	—	52
Purchased calls	—	146	million lbs	—	0.90	0-12	—	132

Gold
Forwards (sell)	70,963	193,890	troy oz	322	316	0-12	23	61
	—	70,963	troy oz	—	322	13-24	—	23

Total	70,963	264,853	troy oz				23	84

Forwards (buy)	44,380	87,090	troy oz	286	277	0-12	13	24
	—	44,380	troy oz	—	286	13-24	—	13

Total	44,380	131,470	troy oz				13	37

Silver
Forwards (sell)	1,390,000	5,795,000	troy oz	5.52	5.50	0-12	8	32
	400,000	1,390,000	troy oz	5.50	5.52	13-24	2	8
	—	400,000	troy oz	—	5.50	25-36	—	2

Total	1,790,000	7,585,000	troy oz				10	42

Collars	—	900,000	troy oz	—	5.25-6.10	0-12	—	5

Aluminium
Forwards (buy)	3,227	10,756	tonnes	1,541.16	1,509.79	0-12	5	16
	—	1,282	tonnes	—	1,551.81	13-24	—	2

Total	3,227	12,038	tonnes				5	18

Zinc
Forwards (buy)	9,659	31,410	tonnes	1,145.20	1,123.66	0-12	11	35
	—	4,369	tonnes	—	1,135.27	13-24	—	5

Total	9,659	35,779	tonnes				11	40

Crude Oil
Forwards (sell)	—	12	mbbls	—	21.00	0-12	—	245

(a)	The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

37 Market risk, financial instruments and commodities continued

Other Financial Instruments

During 1999, the BHP Billiton Limited Group entered into two amortising swap agreements with notional principals of US$95 million and US$71 million, which mature on 31 May 2005. Under the swap agreements, the BHP Billiton Limited Group pays LIBOR plus 1% per annum to the counterparty and receives 9.02% per annum fixed and LIBOR plus 0.5% per annum respectively. As at 30 June 2001, the outstanding notional principals were US$65 million (2000—US$77 million) and US$48 million (2000—US$58 million) respectively.

Fair value of financial instruments

Financial instruments are held to maturity in the normal course of business and accordingly are recorded at cost or redemption amount as appropriate. The recorded amount is described below as the carrying amount, otherwise known as book value.

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties, other than in a forced or liquidation sale.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and current receivables

The carrying amount approximates fair value because of the short period to maturity of these instruments.

Other current financial assets

Except as otherwise indicated, the carrying amount approximates fair value because of the short period to maturity of these investments. Refer note 13.

Non-current other financial assets

The fair values are estimated based on quoted market prices for those financial assets (or similar) where prices are available.

For other financial assets where there are no quoted market prices, a reasonable estimate of fair value has been calculated based on the expected cash flows or the underlying net asset base for each asset. The financial assets have not been written down as the carrying value is considered recoverable.

Employee Share Plan loans

The fair value of loans is based on the present value of anticipated future receipts. The loans have not been written down as the carrying value is considered recoverable.

Non-current receivables (excluding Employee Share Plan loans)

The fair values are estimated based on the present value of anticipated future receipts. The receivables have not been written down as the carrying value is considered recoverable.

Short-term interest bearing liabilities

The carrying amount approximates fair value because of the short period to maturity of these instruments.

Long-term interest bearing liabilities

The fair value of the BHP Billiton Limited Group’s long-term loans is based on the quoted market price for the same or similar issues or on the current rates available for debt with the same maturity profile.

Fair value of derivatives

The fair value of derivatives is based upon market valuations.

Future service fee obligations

The fair value represents the present value of service fees payable over the term of the agreement for the sale of Employee Share Plan receivables.

The following table gives a comparison of carrying amounts and estimated fair values for material instruments based on current market circumstances. Short-term instruments, where carrying amounts and estimated fair values are identical, are omitted.

The carrying amounts in the following table are included in the Statement of Financial Position under the indicated captions.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

37 Market risk, financial instruments and commodities continued

BHP Billiton Limited Group	Carrying amount 2001 $m	Fair value 2001 $m	Carrying amount 2001 US$m	Fair value 2001 US$m	Carrying amount 2000 $m	Fair value 2000 $m
Items included in the Statement of Financial Position
Assets (non-current)
Other financial assets	84	103	43	53	342	341
Employee Share Plan loans	41	31	21	16	40	28
Receivables	187	162	95	83	149	124
Liabilities (non-current)
Interest bearing liabilities—debt	(6,567)	(6,697)	(3,349)	(3,415)	(5,990)	(6,068)
—cross currency swaps	496	496	253	253	228	228
Finance leases	(67)	(67)	(34)	(34)	(68)	(68)
Other	(119)	(92)	(61)	(47)	(38)	(24)
Items not included in the Statement of Financial Position
Interest rate swaps		18		9		17
Cross currency swaps		63		32		(40)
Foreign exchange contracts		(1,190)		(607)		(636)
Copper						5
Gold		6		3		12
Silver		4		2		5
Aluminum		—		—		2
Zinc		(5)		(3)		2
Crude oil						(151)
Future service fee obligations		(42)		(21)		(91)

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

38 Contingent liabilities

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Contingent liabilities at balance date, not otherwise provided for in these accounts, are categorised as arising from
Joint ventures—unsecured	105	54	490	—	—
Other—unsecured (a)	1,259	642	1,699	15,331	19,683
Total contingent liabilities	1,364	696	2,189	15,331	19,683

(a)	Includes loan and performance guarantees.

Ok Tedi Mining Limited

On 7 June 1996, Rex Dagi, Alex Maun and the remaining plaintiffs to Victorian Supreme Court proceedings against BHP Billiton Limited and Ok Tedi Mining Limited (OTML) entered into a Settlement Agreement. The principal terms of the agreement included the following:

•
Each of the parties was required to make public announcements in terms agreed among the parties, to commit to the obligations in the public announcements and to support a process to reach agreement with the Lower Ok Tedi village communities.

•
BHP Billiton Limited agreed to commit as soon as practicable to the implementation of any tailings option recommended by the independent enquiry or review to be conducted by the State (the tailings option) providing BHP Billiton Limited bona fide considers that option to be economically and technically feasible.

•
BHP Billiton Limited’s commitment to implement the tailings option is subject to unexpected or unforeseen circumstances, which may render the tailings option economically or technically unfeasible; and obtaining all necessary leases and other approvals required from the landowners and the State.

On 11 April 2000, two legal actions were commenced in the Victorian Supreme Court against OTML and BHP Billiton Limited. Rex Dagi is plaintiff in the first action, Gabia Gagarimabu is plaintiff in the second action on his own behalf and on behalf of the remaining parties to the Settlement Agreement. Both actions seek specific performance of the Settlement Agreement and/or an injunction to require the implementation by BHP Billiton Limited and OTML of a tailings pipeline and storage system and damages. However, the plaintiffs have not identified a tailings retention scheme, which could feasibly be implemented. On 27 August 2001 the Supreme Court of Victoria heard an application relating to procedural matters in this action. OTML and BHP Billiton Limited continue to assert that there has been no breach of the Settlement Agreement and will continue to defend the claims.

Bass Strait—Longford

Following the 25 September 1998 explosion and fire at Longford, a class action was commenced in the Federal Court of Australia on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following those events (together the “Applicants”). On 12 April 2001 the action was transferred to the Supreme Court of Victoria. The action is against Esso Australia Resources Pty Ltd (Esso). Esso has joined the State of Victoria and various entities associated with the State (together the “State Entities”) as cross respondents alleging certain failures and contributory negligence on the part of the State Entities. In turn, the State Entities have joined BHP Petroleum (Bass Strait) Pty Ltd (“BHPP”) as a further cross respondent, with the effect that if any sums are recovered against the State Entities they will seek contribution from BHPP. The Applicants’ alleged losses have not been quantified.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

In addition to BHP’s potential liability to the State Entities under the cross claims, in certain circumstances Esso, as operator, is entitled to be indemnified by BHPP as a 50% joint venturer for certain categories of legal costs incurred by Esso and payments made in satisfaction of claims.

In turn, BHPP may have rights against Esso as operator in relation to losses and costs BHPP has incurred in relation to the incident, including under the cross claim by the State Entities. It is unlikely that these issues will be resolved in the near term.

DLC Structure

Refer note 53 for information about cross guarantees, which result from the DLC structure established between BHP Billiton Limited and BHP Billiton Plc.

Income tax audit

Refer note 2 (Non-deductibility of financing costs).

Reclamation and Remediation Obligations

The BHP Billiton Group’s activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. In addition, the BHP Billiton Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group’s mining and processing facilities along with the decommissioning of offshore oil platforms and infrastructure associated with petroleum activities. At 30 June 2001, A$1,174 million was accrued for reclamation and decommissioning costs relating to current operations in the provision for site rehabilitation. Although the BHP Billiton Group’s provisions have been accrued for currently, reclamation and decommissioning expenditures generally are expected to be paid over the next thirty years. As stated in the BHP Billiton Group’s accounting policy, the BHP Billiton Group’s provisions for reclamation and decommissioning are discounted to its net present value.

In addition, the BHP Billiton Group has certain obligations associated with maintaining several closed sites including remediation activities. At 30 June 2001, A$338 million and A$661 million was provided for closed properties and remediation activities in the provisions for site rehabilitation and restructuring, respectively. Certain of the remediation activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability for these matters could vary. The amounts accrued for these matters are reviewed periodically based upon the facts and circumstances available at the time and the accruals are updated accordingly. The BHP Billiton Group believes that it is reasonably possible that the liability for these matters could be as much as 20% greater than the total amount of A$999 million accrued at 30 June 2001. Details of the more significant remediation sites are discussed below.

The BHP Billiton Group is involved in various other claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the BHP Billiton Group’s consolidated financial statements.

Pinal Creek, Arizona, US

BHP Copper Inc (BHP Copper) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

On 2 April 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. On 22 September 2000, the court approved settlement reached between the parties for a non-material amount, and the terms of the settlement are being implemented.

A State consent order was issued in April 1998, and a consent decree (the Decree) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly and severally liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2001, and assuming a one-third allocation for non-facility specific control activities and what is known to date, the company has provided for A$61 million to be incurred for such activities, which represents the best professional judgement of the engineering firms hired to estimate such remediation costs. The company has estimated that the range of such remediation costs to be A$61 million to A$79 million as of 30 June 2001.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

In respect of this litigation, BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. This action seeks recovery from these historical owners and operators for remediation and source control costs under state and federal ‘Superfund’ laws and state common law. Newmont Mining Corporation and Canadian Oxy Offshore Production Company have asserted a counterclaim in this action against BHP Copper seeking full indemnity from BHP Copper for their respective liabilities, based upon the historical transaction documents relating to the transfers of the Pinal Creek properties now owned by BHP Copper. A global settlement conference before the magistrate was unsuccessful and cost recovery actions are progressing. BHP Copper and the other parties have filed motions regarding liability at the site in compliance with the court’s case management order. Over the next several months these motions will be addressed accordingly. An arbitration hearing with Phelps Dodge Corporation over its liability for a portion of the district has been on suspension since Phelps Dodge Corporation acquired Cyprus Miami Mining Corporation (now known as Phelps Dodge Miami Inc) in late 1999 and inherited the Cyprus/Phelps Dodge Miami Inc position in the litigation. It is unlikely that BHP Copper’s over-all liability will be determined before the end of calendar year 2003. At this stage in the litigation the amount of BHP Copper’s potential liability is unclear. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies applicable to the site for remediation, response, source control, and other costs noted above related to the contamination incurred by BHP Copper.

Hawaii, US

In May 1998, Petroleum divested its businesses in Hawaii. The BHP Billiton Limited Group indemnified the buyers for certain past liabilities and has capped this indemnification at less than A$20 million, some of which has now been spent. Following the divestment, the BHP Billiton Limited Group has retained some environmental liabilities for which it has indemnified the buyer and which are uncapped, as described below.

The BHP Billiton Limited Group operated a petroleum terminal, now decommissioned, at a site that is within an area that has since been declared a Hawaii State Superfund site. The BHP Billiton Limited Group is currently participating in a voluntary effort with a number of other parties to undertake site assessment, to be followed by a risk assessment, and ultimately risk-based correction actions.

Also within the Superfund area is the site of a previous manufactured gas plant. Litigation over a claim brought by a neighbour, Castle & Cooke, asserting that contamination on its property arose from the BHP Billiton Limited controlled site was settled in December 2000. Petroleum has engaged a contractor to remediate the former gas plant site to the satisfaction of the Hawaii Department of Health and to meet conditions of the Settlement Agreement. The State of Hawaii has previously requested information from the BHP Billiton Limited Group with respect to contaminated material unearthed in the vicinity of another former manufactured gas plant site, in Hilo.

In respect of these three sites, Petroleum’s liabilities including remediation costs and amounts paid to settle litigation, though uncapped, are currently assessed and accrued at A$32 million.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Newcastle, Australia

In November 2001, the Company and the New South Wales (NSW) Government began the transfer of four properties in the Newcastle area, totalling 2440 hectares, to public ownership.

The properties covered by the land transfer are the 150 hectare former Newcastle Main Steelworks site, 230 hectares at Kooragang Island, 500 hectares at Belmont Sands and 1500 hectares at West Wallsend.

The BHP Billiton Group has agreed to pay a net A$75 million to the NSW Government, representing payments to the NSW Government for environmental remediation of the main steelworks site and the Kooragang Island site and other minor items, partly offset by a payment to the BHP Billiton Group for the purchase of the Main Steelworks site. In addition, the BHP Billiton Group will continue to be responsible for demolition at the former steelworks site at an estimated cost of around A$25 million.

The agreement to proceed follows an extensive evaluation by the NSW Government to examine the costs and benefits of the land transfer and provides the BHP Billiton Group with an indemnity from future environmental responsibilities for the properties.

Additionally, the BHP Billiton Group retains responsibility for the sediment in the Hunter River adjacent to the former steel making site and is undertaking a remediation options study.

The estimated costs at 30 June 2001 ranged from A$147 to A$250 million. Since no point within that range is more likely that any other, the lower end of the range was provided for at 30 June 2001.

The cost of environmental remediation and demolition associated with land transfer had been accounted for as part of the Newcastle Steelworks Closure.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Ok Tedi, Papua New Guinea

The BHP Billiton Group completed its withdrawal from the Ok Tedi copper mine in Papua New Guinea in February 2002 with the transfer of its 52 per cent equity stake to PNG Sustainable Development Program Limited (Program Company), a development fund that will operate for the benefit of the Papua New Guinean people.

The Program Company will operate independently and will utilise future dividend payments arising from the BHP Billiton Group’s transferred shareholding in Ok Tedi Mining Limited (OTML) to fund current and long-term sustainable development projects in Papua New Guinea, particularly the Western Province.

Following the transfer of BHP Billiton’s shareholding, the equity participants in OTML are: PNG Sustainable Development Program Limited (52%); the State of Papua New Guinea (30%) and Inmet Mining Corporation (18%). OTML will continue to operate the mine on behalf of the shareholders.

Additionally the withdrawal agreement requires cash provisioning by OTML for mine closure and provides a scheme for retention of a responsible and skilled mine management team including transfer of existing BHP Billiton Group Ok Tedi staff to OTML.

The BHP Billiton Group will also provide financial support to the Program Company by way of a fully repayable, interest-free funding facility of US$100 million for a period of three years (until it has built up its own fund) with repayment arrangements if these are used. As any allocations from the funding facility are fully repayable, BHP Billiton’s assessment is that these arrangements do not require provisioning in the BHP Billiton Group’s accounts.

The financial support provided by the BHP Billiton Group will ensure the Program Company has immediate access to finance for environmental remediation or other capital requirements, in accordance with its shareholder obligations, prior to the accumulation of sufficient funds in the Program Company from future dividend flows.

Following the equity transfer, the BHP Billiton Group will no longer benefit financially from the Ok Tedi mine operations and, as a result, the BHP Billiton Group negotiated the agreement for its withdrawal to provide protection from any future liabilities including legal claims. The legal arrangements encompass a series of legal releases, indemnities and warranties that safeguard the BHP Billiton Group’s interests following its formal exit from the project.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

39 Commitments for expenditure

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001	2001	2000	2001	2000
	$m	US$m	$m	$m	$m
Capital expenditure commitments not provided for in the accounts
Due not later than one year	1,493	762	389	—
Due later than one year and not later than five years	728	371	217	—

Total capital expenditure commitments	2,221	1,133	606	—

Lease expenditure commitments
Finance leases (a)
Due not later than one year	8	4	7	—
Due later than one year and not later than five years	34	17	29	—
Due later than five years	64	33	64	—

Total commitments under finance leases	106	54	100	—
deduct future financing charges	36	18	29	—

Finance lease liability	70	36	71	—

Operating leases (b)
Due not later than one year	517	263	492	22	25
Due later than one year and not later than five years	911	465	1,084	29	52
Due later than five years	738	376	697	—	1

Total commitments under operating leases	2,166	1,104	2,273	51	78

Other commitments (c) (d)
Due not later than one year
Supply of goods and services	339	173	247	—	—
Royalties	43	22	38	—	—
Exploration expenditure	67	34	87	—	—
Chartering costs	99	50	109	—	—

	548	279	481	—	—
Due later than one year and not later than five years
Supply of goods and services	1,228	626	970	—	—
Royalties	184	94	143	—	—
Exploration expenditure	64	33	77	—	—
Chartering costs	184	94	142	—	—

	1,660	847	1,332	—	—
Due later than five years
Supply of goods and services	1,525	777	1,561	—	—
Royalties	325	166	282	—	—
Chartering costs	168	86	161	—	—

	2,018	1,029	2,004	—	—

Total other commitments	4,226	2,155	3,817	—	—

(a)	Finance leases are predominantly related to leases of dry bulk carriers for the Transport and Logistics business. Refer notes 24 and 27.
(b)
Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

(c)
Included in other commitments is an amount of $1,298 million (2000—$1,364 million) representing HBI Western Australia’s continuing operating commitments under a number of take or pay contracts for supply of products/services.

(d)
In addition to the amounts shown above, BHP Billiton Limited has announced an on-market share buy-back program for the purchase of up to 90 million shares (approximately five percent of issued capital). Following implementation of the DLC structure, the buy-back program has been adjusted such that the number of shares continues to represent approximately five per cent of issued capital. The buy-back program is expected to be completed by September 2002, depending on market circumstances. As at 30 June 2001, there have been no shares bought back under this program. Five per cent of issued capital at 30 June 2001 represents approximately 185 million fully paid ordinary shares and is valued at approximately $1,914 million based on the market price of fully paid ordinary shares as at Friday 29 June 2001 of $10.39 (which has been adjusted to reflect the bonus issue effective 29 June 2001).

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

40 Superannuation commitments

The BHP Billiton Limited Group contributes to a number of Superannuation funds which exist to provide benefits for employees and their dependants on retirement, disability or death. The funds include company sponsored funds, multiemployer industry funds and statutory retirement funds and are either defined benefit or defined contribution arrangements. The BHP Billiton Limited Group and employee members make contributions as specified in the rules of the respective funds.

The total amount of BHP Billiton Limited Group contributions to all funds was $171 million, $152 million and $135 million for 2001, 2000 and 1999 respectively.

The BHP Billiton Limited Group’s contribution to retirement plans for all BHP Billiton Limited Group sponsored plans was $153 million, $130 million and $110 million for 2001, 2000 and 1999 respectively.

The BHP Billiton Limited Group contributed $18 million, $22 million and $25 million for 2001, 2000 and 1999, respectively, for employees covered by various multi-employer industry and statutory retirement plans. Information from the plans’ administrators which would permit the BHP Billiton Limited Group to determine its share of accumulated plan benefits or net assets available for benefits under all such plans is not available.

Expenses for defined benefit pension schemes are recognised so as to allocate the cost systematically over the employees service lives on the basis of independent actuarial advice. A pension obligation or asset is recognised in the Statement of Financial Position. In addition, provision is made in the accounts for retirement benefits payable to non-executive Directors.

Independent actuarial reviews of BHP Billiton Limited Group sponsored defined benefit funds are generally undertaken every three years. The actuarial reviews of the BHP Billiton Limited Group sponsored funds included below disclosed actuarial surpluses in the funds, other than the BHP New Zealand Steel Pension Fund, and that there were sufficient funds to meet any benefits that would have vested under the plans in the event of termination of the plans or the voluntary or compulsory termination of the employment of each employee member.

The following is a review of the major funds in which the BHP Billiton Limited Group participates:

Name of fund	Fund type	Last reporting date	Accrued benefits (a) (b)		Plan assets (a)		Net surplus/(deficit) (a)		Vested benefits (a)(b)
			2001	2000	2001	2000	2001	2000	2001	2000
			$m	$m	$m	$m	$m	$m	$m	$m
BHP	Defined benefit/	30 June 2001	2,609	3,143	2,818	3,404	209	261	2,798	3,370
Superannuation Fund (b) (c)	Defined contribution
Other plans			891	805	883	994	(8)	189	877	752

Total for BHP Billiton Limited Group sponsored plans (d)			3,500	3,948	3,701	4,398	201	450	3,675	4,122

(a)
Accrued benefits, plan assets, net surplus/(deficit) and vested benefits are measured as at the last reporting date of each fund listed above. The reporting dates for the other plans are between 1 January 2001 and 31 March 2001.

(b)
Vested benefits are benefits, which are not conditional upon continued membership of the respective fund or any other factor other than resignation from the fund. Accrued benefits are calculated by the actuary as the present value of future benefit payments in relation to membership up to the dates noted in (a) above. In respect of the BHP Superannuation Fund, the last actuarial review was undertaken as at 30 June 2000. The results of this review were made available after completion of the 2000 annual report, and comparative data presented above has been restated accordingly. The accrued benefits as at 30 June 2001 are estimated.

(c)
Enforceable legal obligation on the BHP Billiton Limited Group to contribute. Contributions are made by the member and the BHP Billiton Limited Group and are based on a percentage of a member’s salary or wage.

(d)	This does not include multi-employer sponsored plans for which the information relating to BHP Billiton Limited Group employees is not available.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

41 Remuneration of auditors
	BHP Billiton Ltd Group				BHP Billiton Ltd

	2001	2001	2000	1999	2001	2000
	$m	US$m	$m	$m	$m	$m
Amounts received or due and receivable by the auditors and its affiliates of BHP Billiton Limited for
Auditing accounts of BHP Billiton Limited and its controlled entities	6.085	3.103	5.849	6.346	1.361	1.003
Information systems design and implementation	—	—	—	0.862	—	—
Other services	5.675	2.894	5.701	2.293	2.871	3.081
Amounts received or due and receivable by auditors other than auditors of BHP Billiton Limited for
Auditing accounts of certain controlled entities	0.441	0.225	0.752	0.625

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

42 Remuneration of Directors
	BHP Billiton Ltd Group		BHP Billiton Ltd
	2001 $m	2000 $m	2001 $m	2000 $m
Amounts received or due and receivable by Directors of BHP Limited (a) (b) (c) (d) (e)			12.076	12.153
Amounts received or due and receivable by Directors of BHP Limited Group controlled entities (a) (b) (c) (d) (e)	171.901	127.551
			BHP Billiton Ltd
Directors whose total income was between ($)			2001 Number	2000 Number
0—9,999			7	1
30,000—39,999			—	1
50,000—59,999			—	1
110,000—119,999			7	6
460,000—469,999			—	1
470,000—479,999			1	—
1,330,000—1,339,999			—	1
2,470,000—2,479,999			—	1
2,940,000—2,949,999			1	—
7,090,000—7,099,999			—	1
7,820,000—7,829,999			1	—

(a)
Directors’ remuneration has been determined in accordance with Urgent Issues Group Abstract 14—Directors’ Remuneration. For some Executive Directors, remuneration includes BHP Billiton Limited contributions to superannuation funds and an imputed notional contribution calculated at the determined actuarial rate. Where Executive Directors have Employee Share Plan loans an imputed interest component is included in remuneration.

(b)
Options granted during 2001 and 2000 under the Employee Share Plan are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group’s performance against the performance of a number of Australian companies. These options have an exercise price equivalent to market price at date of issue less, in the case of some options, a discount of one cent. The value of an Employee Share Plan option granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $6.40 (pre bonus issue). Remuneration for 2001 includes amounts in relation to options granted during the year. The aggregate remuneration of $171.901 million includes $9.050 million for options granted in 2001. In 2000, due to the nature of the performance hurdles, which had been established for these options, and in the absence of an appropriate valuation technique, their value was considered to be indeterminable. Valuations are not available using the modified Black-Scholes option pricing techniques for options issued in the prior period. Refer to note 30 for details of all issues.

(c)
Performance Rights granted during 2001 are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group’s performance against the performance of a number of international companies. The value of a Performance Right granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $14.73 (pre bonus issue). Remuneration for 2001 includes amounts in relation to Performance Rights granted during the year. The aggregate remuneration of $171.901 million includes $15.402 million for Performance Rights granted in 2001. Refer to note 30 for details of all issues.

(d)
Remuneration for 2001 includes incentives payable to Executive Directors based on the achievement of business performance targets and individual performance for the year ended 30 June 2001. Remuneration for 2000 includes incentives paid to Executive Directors for the financial period ended 30 June 2000 and also includes the payment of incentives related to 1999 performance. A change in the basis of reporting incentive payments was made in the financial period ended 30 June 2000. Non-executive Directors are not entitled to any form of performance related remuneration.

(e)	Directors’ remuneration for 2000 excludes benefits of $0.033 million provided to a former Executive Director in accordance with severance arrangements.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

43 Retirement payments approved in general meeting

	BHP Billiton Ltd Group and BHP Billiton Ltd (a)
	2001 $m	2000 $m

Prescribed benefits in connection with the retirement of Directors approved in general meeting of BHP Billiton Limited
W F Blount	—	0.053
M A Jackson	—	0.296

	—	0.349

(a)	Directors of the BHP Billiton Limited Group receiving prescribed benefits in connection with retirement are also Directors of BHP Billiton Limited.

44 Remuneration of executive officers—domiciled in Australia

				BHP Billiton Ltd Group and BHP Billiton Ltd (a)
				2001 $m	2000 $m
Amounts received or due and receivable by executive officers (including Executive Directors) whose total income equals or exceeds $100,000 (a) (b) (c) (d) (e) (f)				60.686	40.868

Executive officers whose total income was between ($)	BHP Billiton Ltd Group and BHP Billiton Ltd (a)			BHP Billiton Ltd Group and BHP Billiton Ltd (a)
	2001 Number	2000 Number	Executive officers whose total income was between ($)	2001 Number	2000 Number
110,000—119,999	—	2	1,200,000—1,209,999	1
130,000—139,999	—	1	1,280,000—1,289,999	1
150,000—159,999	—	1	1,330,000—1,339,999	—	1
270,000—279,999	—	1	1,460,000—1,469,999	1
290,000—299,999	1	—	1,470,000—1,479,999	1
340,000—349,999	—	1	1,480,000—1,489,999	1
360,000—369,999	1	—	1,570,000—1,579,999	—	1
400,000—409,999	—	1	1,610,000—1,619,999	—	1
410,000—419,999	1	—	1,650,000—1,659,999	1
540,000—549,999	1	—	1,660,000—1,669,999	1
550,000—559,999	1	1	1,670,000—1,679,999	1
570,000—579,999	1	—	1,930,000—1,939,999	—	1
580,000—589,999	1	—	1,960,000—1,969,999	—	1
590,000—599,999	1	—	2,030,000—2,039,999	1
610,000—619,999	1	—	2,060,000—2,069,999	—	1
620,000—629,999	—	1	2,200,000—2,209,999	—	1
640,000—649,999	—	3	2,250,000—2,259,999	1
660,000—669,999	1	—	2,260,000—2,269,999	1
670,000—679,999	—	1	2,330,000—2,339,999	1
770,000—779,999	—	1	2,450,000—2,459,999	—	1
800,000—809,999	1	—	2,470,000—2,479,999	—	1
820,000—829,999	—	1	2,530,000—2,539,999	—	1
890,000—899,999	—	1	2,690,000—2,699,999	—	1
900,000—909,999	1	—	2,940,000—2,949,999	1
920,000—929,999	2	—	3,110,000—3,119,999	1
940,000—949,999	2	1	3,390,000—3,399,999	1
950,000—959,999	1	—	3,790,000—3,799,999	1
1,010,000—1,019,999	—	1	3,860,000—3,869,999	1
1,080,000—1,089,999	1	—	7,090,000—7,099,999	—	1
1,110,000—1,119,999	1	1	7,820,000—7,829,999	1
1,120,000—1,129,999	1	—		38	31

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

44 Remuneration of executive officers—domiciled in Australia continued

(a)
An executive officer is a person who is directly accountable and responsible for the strategic direction and operational management of the BHP Billiton Limited Group. Executive officers of the BHP Billiton Limited Group are also the executive officers of BHP Billiton Limited.

(b)
Executive officers’ remuneration has been determined in accordance with Urgent Issues Group Abstract 14—Directors’ Remuneration. For some executive officers, remuneration includes contributions by the BHP Billiton Limited Group to superannuation funds and an imputed notional contribution calculated at the determined actuarial rate. Where executive officers have Employee Share Plan loans an imputed interest component is included in remuneration.

(c)
Options granted during 2001 and 2000 under the Employee Share Plan are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group’s performance against the performance of a number of Australian companies. These options have an exercise price equivalent to market price at date of issue less, in the case of some options, a discount of one cent. The value of an Employee Share Plan option granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $6.40 (pre bonus issue). Remuneration for 2001 includes amounts in relation to options granted during the year. In 2000, due to the nature of the performance hurdles which had been established for these options, and in the absence of an appropriate valuation technique, their value was considered to be indeterminable. Valuations are not available using the modified Black-Scholes option pricing techniques for options issued in the prior period. Refer to note 30 for details of all issues.

(d)
Performance Rights granted during 2001 are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group’s performance against the performance of a number of international companies. The value of a Performance Right granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $14.73 (pre bonus issue). Remuneration for 2001 includes amounts in relation to Performance Rights granted during the year. The aggregate remuneration of executive officers of $60.686 million includes $12.965 million for Performance Rights granted in 2001. Refer to note 30 for details of all issues.

(e)
Remuneration for 2001 includes incentives payable to executive officers based on the achievement of business performance targets and individual performance for the year ended 30 June 2001. Remuneration for 2000 includes incentives paid to executive officers for the financial period ended 30 June 2000 and also includes the payment of incentives related to 1999 performance. A change in the basis of reporting incentive payments was made in the financial period ended 30 June 2000.

(f)	Executive officers’ remuneration for 2000 excludes benefits of $0.033 million provided to a former executive officer in accordance with severance arrangements.

45 Self-insurance workers’ compensation provision

	BHP Billiton Ltd Group
	2001 $m	2000 $m
Obligations under self-insurers workers’ compensation licences included in provisions for employee benefits:
New South Wales	93	74
South Australia	2	7
Victoria	5	7
Western Australia	5	—
Queensland	17	5

	122	93

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

46 Major interests in unincorporated joint ventures

Joint venture	Countries where business carried on	Principal activities	BHP Billiton Ltd Group interest in share of output
			2001%		2000%
Petroleum
Bass Strait	Australia	Hydrocarbons production and exploration	50		50
Griffin	Australia	Hydrocarbons production and exploration	45		45
Laminaria	Australia	Hydrocarbons production and exploration	25-33		25-33
North West Shelf	Australia	Hydrocarbons production and exploration	8-17		8-17
Liverpool Bay	UK	Hydrocarbons production and exploration	46		46
North Sea	UK	Hydrocarbons production and exploration	3-60		3-60
Gulf of Mexico	US	Hydrocarbons production	25-45		25-45
Gulf of Mexico	US	Hydrocarbons exploration	5-100		11-100
Latin America	Bolivia	Hydrocarbons production and exploration	50		50
Ohanet	Algeria	Hydrocarbons development	45		60
Blocks 401 a/402a	Algeria	Hydrocarbons exploration and development	45		45
Zamzama	Pakistan	Hydrocarbons exploration and development	48		48
Minerals
Mt Newman	Australia	Iron ore mining	85		85
Mt Goldsworthy	Australia	Iron ore mining	85		85
Yandi	Australia	Iron ore mining	85		85
Central Queensland Coal Associates	Australia	Coal mining	50	(a)	52
Gregory	Australia	Coal mining	50	(a)	64
Ekati™	Canada	Diamond mining	80	(b)	51
Hartley	Zimbabwe	Platinum mining	—	(c)	67
Escondida	Chile	Copper mining	57.5		57.5

(a)	The BHP Billiton Limited Group’s interest in Central Queensland Coal Associates and Gregory joint ventures decreased to 50% in June 2001.
(b)	The BHP Billiton Limited Group’s effective interest at 30 June 2001 is 77% with 3% attributable to outside equity interests in Dia Met Minerals Ltd.
(c)	The BHP Billiton Limited Group’s interest in Hartley was disposed of in January 2001.

47 Elements relating to all unincorporated joint ventures

	BHP Billiton Ltd Group
	2001 $m	2001 US$m	2000 $m
Current assets
Cash assets	104	53	137
Receivables	381	194	372
Inventories	488	249	528
Other	27	14	20
Non-current assets
Receivables	34	17	35
Other financial assets		—	2
Inventories	68	35	58
Property, plant and equipment	13,373	6,820	11,508
Other	795	406	654

BHP Billiton Limited Group share of assets employed in joint ventures	15,270	7,788	13,314

Contingent liabilities—unsecured (a)	105	54	490
Contracts for capital expenditure not completed (b)	2,025	1,033	497

(a)	Included in contingent liabilities arising from joint venture operations. Refer note 38.
(b)	Included in capital expenditure commitments. Refer note 39.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

48 Controlled entities

BHP Billiton Limited Group accounts include a consolidation of the following:

Entity	Place of incorporation
BHP Billiton Limited (a) (b)	Vic
The following entities are wholly owned except as otherwise noted:
555550 B.C. Ltd (89.36%) (c)	Canada
Amari Wolff Steel Pty Ltd	Vic
Australian Iron & Steel Pty Ltd (b)	Vic
Beswick Pty Ltd	ACT
BHP (USA) Investments Inc	Delaware, USA
BHP Adhill Inc	Delaware, USA
BHP Arizona Railroad Company	Arizona, USA
BHP Asia Pacific Nickel Pty Ltd	Vic
BHP Asia Sdn Bhd	Malaysia
BHP Boliviana de Petroleo Inc	Delaware, USA
BHP Brasil Ltda	Brazil
BHP Canadian Diamonds Company (c)	Canada
BHP Capital No 20 Pty Ltd	Vic
BHP Chile Inc	Delaware, USA
BHP Coal Holdings Pty Ltd (c)	NSW
BHP Coal Pty Ltd	Qld
BHP Consulting Services (New Zealand) Ltd	New Zealand
BHP Copper Inc	Delaware, USA
BHP Development Finance Pty Ltd	Vic
BHP Diamonds (Belgium) NV	Belgium
BHP Innovation Pty Ltd	ACT
BHP International Participacoes Ltda (b)	Brazil
BHP International Finance Corporation	Delaware, USA
BHP International Holdings Ltd	Hong Kong
BHP International Marine Transport Inc	Delaware, USA
BHP International Trading (Shanghai) Co, Ltd	China
BHP Investment Holdings Ltd	UK
BHP Investments (Europe) Ltd	UK
BHP Iron Ore (Jimblebar) Pty Ltd	WA
BHP Iron Ore Pty Ltd	WA
BHP Iron Pty Ltd	WA
BHP Japan Pty Ltd	Vic
BHP Khanij Anveshana Private Limited	India
BHP Lysaght (Hong Kong) Ltd	Hong Kong
BHP Lysaght Rabaul Ltd (80%)	PNG
BHP Madagascar SARL	Madagascar
BHP Marine & General Insurances Pty Ltd	Vic
BHP Mineral Resources Inc	Delaware, USA
BHP Minerals Asia Inc	Delaware, USA
BHP Minerals Asia Pacific Pty Ltd	WA
BHP Minerals Europe Ltd	UK
BHP Diamonds Australia Pty Ltd (c)	Vic
BHP Diamonds Inc	Canada
BHP Direct Reduced Iron Pty Ltd	WA
BHP do Brasil Investimentos Ltda	Brazil
BHP Employee Plan Pty Ltd	Vic
BHP Empreendimentos Minerals Ltda	Brazil
BHP Engineering (Malaysia) Sdn Bhd	Malaysia
BHP Escondida Inc	Delaware, USA
BHP Finance (International) Inc	Delaware, USA
BHP Finance (Investments) USA Inc	Delaware, USA
BHP Finance (USA) Inc	Delaware, USA
BHP Finance (USA) Ltd (n)	Vic
BHP Finance Investments (l) Pty Ltd	Vic
BHP Finance Ltd	ACT
BHP Financial Services (UK) Ltd	Guernsey
BHP Group Operations Pty Ltd (b)	Vic
BHP Group Resources Pty Ltd	Vic
BHP Hawaii Inc	Hawaii, USA
BHP Holdings (International) Inc	Delaware, USA
BHP Holdings (Operations) Inc	Delaware, USA
BHP Holdings (Resources) Inc	Delaware, USA
BHP Holdings (USA) Inc	Delaware, USA
BHP Holdings International (Investments) Inc	Delaware, USA
BHP Information Technology Sdn Bhd	Malaysia
BHP Petroleum (Asia/Pacific) Inc	Delaware, USA
BHP Petroleum (Australia) Pty Ltd	Vic
BHP Petroleum (Bass Strait) Pty Ltd	Vic
BHP Petroleum (Cambodia) Pty Ltd	Vic
BHP Petroleum (Canada) Inc	Canada
BHP Petroleum (Deepwater) Inc	Delaware, USA
BHP Petroleum (Exploration) Inc	Delaware, USA
BHP Petroleum (GOM) Inc	Delaware, USA
BHP Petroleum (India) Pvt Ltd	India
BHP Petroleum (International Exploration) Pty Ltd	Vic
BHP Petroleum (LNG Ships) Pty Ltd	Vic
BHP Petroleum (North West Shelf) Pty Ltd	Vic
BHP Petroleum (Otiti) Inc	Canada
BHP Petroleum (Pakistan) Pty Ltd	Qld
BHP Petroleum (Pipelines Investments) Pty Ltd	ACT
BHP Petroleum (Tankers) Ltd	Bermuda
BHP Petroleum (Tolo) Inc	Canada
BHP Petroleum (Trinidad) Ltd	Canada
BHP Petroleum (Trinidad—2AB) Ltd	Canada
BHP Petroleum (UK) Corporation	Delaware, USA
BHP Petroleum (UK) Ltd	UK

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

48 Controlled entities continued

Entity	Place of incorporation
BHP Minerals Exploration Inc	Delaware, USA
BHP Minerals Ghana Inc	Delaware, USA
BHP Minerals Holdings Pty Ltd	Vic
BHP Minerals India Pvt Ltd	India
BHP Minerals International Exploration Inc	Delaware, USA
BHP Minerals International Inc	Delaware, USA
BHP Minerals Norway Pty Ltd	WA
BHP Minerals Pacific Inc	Nevada, USA
BHP Minerals Pty Ltd	WA
BHP Minerals Service Company	Delaware, USA
BHP Minerals Sulawesi Inc	Delaware, USA
BHP Mitsui Coal Pty Ltd (80%)	Qld
BHP Navajo Coal Company	Delaware, USA
BHP Nevada Mining Company	Delaware, USA
BHP Nevada Railroad Company	Nevada, USA
BHP New Zealand Steel Holdings Ltd	New Zealand
BHP New Zealand Steel Ltd	New Zealand
BHP New Zealand Steel Mining Ltd	New Zealand
BHP Nickel Nouvelle Caledonie SAS	New Caledonia
BHP Nominees Investments No 1 Pty Ltd	ACT
BHP Nominees Investments No 2 Pty Ltd	Vic
BHP Nominees Pty Ltd	Vic
BHP Operations Inc (75%) (d)	Delaware, USA
BHP Peru Holdings Inc	Delaware, USA
BHP Petroleum (Americas) Inc	Delaware, USA
BHP Petroleum (Angola 21) Inc	Canada
BHP Petroleum (Angola 22) Inc	Canada
BHP Petroleum (Argentina) SA	Argentina
BHP Petroleum (Ashmore Operations) Pty Ltd	Vic
BHP Petroleum (Victoria) Pty Ltd	Vic
BHP Petroleum Great Britain Ltd	UK
BHP Petroleum International Pty Ltd	Vic
BHP Petroleum Licences Ltd	UK
BHP Petroleum Ltd	UK
BHP Petroleum North Sea Ltd	UK
BHP Petroleum Pty Ltd	Vic
BHP Petroleum Trading and Marketing
(Asia) Pte Ltd	Singapore
BHP Petroleum Trading & Marketing Inc	Delaware, USA
BHP Petroleum Trading and Marketing Pty Ltd	NSW
BHP PNG Services Ltd	PNG
BHP Queensland Coal Limited	Nevada, USA
BHP Refractories Pty Ltd	Vic
BHP Resources Inc	Delaware, USA
BHP Shared Business Services Pty Ltd	Vic
BHP Steel (AIS) Pty Ltd	NSW
BHP Steel (JLA) Pty Ltd	NSW
BHP Steel (Malaysia) Sdn Bhd (60%)	Malaysia
BHP Steel (Thailand) Ltd (87.5%) (e)	Thailand
BHP Steel Americas Inc	Delaware, USA
BHP Steel Asia Pte Ltd	Singapore
BHP Steel Building Products (B) Sdn Bhd (60%)	Brunei
BHP Steel Building Products (Guangzhou) Ltd	China
BHP Steel Building Products (Hong Kong) Ltd	Hong Kong
BHP Steel Building Products (Malaysia) Sdn Bhd (60%)	Malaysia
BHP Steel Building Products (Sabah) Sdn Bhd (49%) (f)	Malaysia
BHP Steel Building Products (Shanghai) Ltd	China
BHP Steel Building Products (Thailand) Ltd (75%)	Thailand

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

48 Controlled entities continued

Entity	Place of incorporation
BHP Steel Building Products (Vanuatu) Ltd (39%) (g)	Vanuatu
BHP Steel Building Products Lanka (Pvt) Ltd (81.81%) (h)	Sri Lanka
BHP Steel Building Products
New Caledonia SA (65%) (i)	New Caledonia
BHP Steel Building Products PNG Ltd (80%)	PNG
BHP Steel Building Products Singapore Pte Ltd	Singapore
BHP Steel Building Products South Pacific Ltd (64%)	Fiji
BHP Steel Building Products Taiwan Ltd (80%)	Taiwan
BHP Steel Building Products Vietnam Co Ltd	Vietnam
BHP Steel Canada Inc	Canada
BHP Steel Europe, Middle East Ltd	UK
BHP Steel India Private Ltd	India
BHP Steel International Holdings SA	Panama
BHP Steel Investments Inc	Delaware, USA
BHP Steel Middle East Investments Pty Ltd	Vic
BHP Steel N Asia Ltd	Hong Kong
BHP Steel Southern Africa Pty Ltd	South Africa
BHP Steel Technology Inc	Delaware, USA
BHP Steel-Coal Terminal Management Pty Ltd	NSW
BHP Stevedoring Pty Ltd	NSW
BHP Tintaya SA (99.95%) (j)	Peru
BHP Titan Limited (80%)	PNG
BHP Titanium Minerals Pty Ltd	NSW
BHP Trading New Zealand Ltd	New Zealand
BHP Transport (Belgium) Ltd	Belgium
BHP Transport and Logistics (Europe) Ltd	UK
BHP Transport and Logistics (Malaysia) Sdn Bhd	Malaysia
BHP Transport and Logistics (New Zealand) Ltd	New Zealand
BHP Transport and Logistics (SE Asia) Pte Ltd	Singapore
BHP Transport and Logistics (USA) Inc	Delaware, USA
BHP Transport and Logistics Pty Ltd	Vic
BHP Venezuela DRI Ltd	UK
BHP Venezuela Inc	Delaware, USA
BHP Venture Investments Pty Ltd	Vic
BHP Vietnam Pty Ltd	Vic
BHP World Exploration Inc	Canada
BIEC International Inc	Delaware, USA
Bold Era Mining Ltd (89.36%) (c)	Nevada, USA
Broken Hill Proprietary (USA) Inc	Delaware, USA
Bulkers Ltd	Liberia
CEM Minerals Ltd (c)	Cyprus
Clinton International North Sea Ltd	UK
Copper Holdings International, LLC (70%) (c)	Delaware, USA
County Shipping Company Limited	Hong Kong
Dampier Coal (Queensland) Pty Ltd	ACT
Dia Met Exploration Ltd (89.36%) (c)	Canada
Dia Met Minerals (Africa) Ltd (89.36%) (c)	Cayman Islands
Dia Met Minerals (NWT) Ltd (89.36%) (c)	Canada
Dia Met Minerals Ltd (89.36%) (c)	Canada
Eloff Mining Company (Pty) Ltd (70%)	South Africa
Fathom Management Corporation	Delaware, USA
Florence Copper Inc	Delaware, USA
Glenbrook Holdings Pty Ltd	Vic
Glenbrook Representatives Ltd	New Zealand
Global BHP Copper Ltd	Cayman Islands
Groote Eylandt Manganese Sales Pty (51%) (k)	Vic
Hamilton Brothers Corporation	Delaware, USA
Hamilton Brothers Exploration Company	Delaware, USA
Hamilton Brothers Petroleum Corporation	Delaware, USA
Hamilton Oil Company Inc	Delaware, USA
Hay Point Services Pty Ltd	Qld
Independent Steels Pty Ltd (b)	Vic
International Resources (b)	Russian Federation
IPS USA Inc	Delaware, USA
John Lysaght (Australia) Pty Ltd	Vic
Keithen Ltd	Vic
Kendilo Coal Inc (80%)	Delaware, USA
Marcona International SA	Panama
MetCoal Holdings (Qld) Pty Ltd (c)	Delaware, USA
Minera Agua Rica, LLC (c)	Delaware, USA
Minera BHP SA de CV	Mexico
Minera Bruno SA	Argentina
Minera Pedro SA	Argentina
Nanegai Holdings Pty Ltd	NSW
New Zealand Steel (Australia) Pty Ltd	Vic
New Zealand Steel Development Ltd	New Zealand
Ok Tedi Mining Ltd (52%)	PNG
Oy Alwima Ltd (89.36%) (c)	Finland
Pacific Liner Services Pty Ltd (b)	WA
Pilbara Gas Pty Ltd	ACT
PRI Eastern Ltd	Cook Islands
PT Arutmin Indonesia (80%)	Indonesia
PT BHP Indonesia	Indonesia
PT BHP Kendilo Coal Indonesia (80%)	Indonesia
PT BHP Sipirok Minerals	Indonesia
PT BHP Steel Building Products Indonesia	Indonesia
PT BHP Steel Indonesia (74%)	Indonesia
PT BRC Lysaght Distribution (80%)	Indonesia
PT Gag Nikel (75%)	Indonesia
PT Gorontalo Minerals (80%)	Indonesia
PT Juloi Coal	Indonesia
PT Kalteng Coal	Indonesia
PT Lahai Coal	Indonesia
PT Maruwai Coal	Indonesia
PT Pari Coal	Indonesia
PT Ratah Coal	Indonesia
PT Sumber Barito Coal	Indonesia
San Juan Coal Company	Delaware, USA

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

48 Controlled entities continued

Entity	Place of incorporation
Endeavour Industries Pty Ltd (c)	British Virgin Islands
San Manuel Arizona Railroad Company	Arizona, USA
San Manuel Power Co. LLC (c)	Delaware, USA
Southeastern Petroleum Sales
Corporation (72%)	Delaware, USA
Steel Holdings Co Ltd (25%) (l)	Thailand
Steltech Structural Ltd	New Zealand
Tasman Steel Holdings Ltd	New Zealand
Tavela Pty Ltd	NSW
The Broken Hill Proprietary Company Pty Ltd (b)	Vic
The Norwegian Oil Corporation (DNO-S)	Delaware, USA
The World Marine & General Insurances Plc	UK
Tortilla Acquisitions Inc (c)	Canada
Toward Industries Ltd	New Zealand
Transition Benefits Fund Pty Ltd	Vic
Tugs Pty Ltd	Qld
UMAL Consolidated Pty Ltd	NSW
These entities were disposed of during 2001
AJ Forsyth & Co Ltd (75%) (m)	Canada
Aquila Steel Company Pty Ltd (m)	NSW
Australian Wire Industries Pty Ltd (m)	Vic
AWI Holdings Pty Ltd (m)	Vic
BHP Mhondoro Mining Company Limited	Zimbabwe
BHP Mhondoro Platinum Holdings Limited	Zimbabwe
BHP Minerals Zimbabwe Pty Ltd	Vic
Corumba Pty Ltd (m)	ACT
CP Reinforcing Ltd (50%) (m)	New Zealand
CP Steel Ltd (50%) (m)	New Zealand
David Crozier Ltd (50%) (m)	New Zealand
EMCO Group Ltd (50%) (m)	New Zealand
Fastening Supplies Ltd (50%) (m)	New Zealand
Hartley Platinum Mines (Private) Ltd (67%)	Zimbabwe
J Murray-More (Holdings) Pty Ltd (m)	NSW
John Stansfield-Smith Pty Ltd (m)	NSW
Longrun Industries Ltd (50%) (m)	New Zealand
Macinery Ltd (50%) (m)	New Zealand
Metal Sales Ltd (50%) (m)	New Zealand
Metpol Pty Ltd (m)	NSW
NZMC Ltd (50%) (m)	New Zealand
OneSteel Limited (b) (m)	Vic
OneSteel Finance Pty Limited (c) (m)	NSW
OneSteel Investments Pty Limited (b) (m)	NSW
OneSteel Manufacturing Pty Limited (m)	Vic
OneSteel NSW Pty Limited (m)	NSW
OneSteel Queensland Pty Limited (m)	Qld
OneSteel Reinforcing Pty Limited (m)	Vic
OneSteel Wire Pty Limited (m)	NSW
Reosteel Pty Ltd (m)	NSW
Steel & Tube Holdings Ltd (50%) (m)	New Zealand
Steel & Tube New Zealand Ltd (50%) (m)	New Zealand
San Juan Transportation Company	Delaware, USA
Stewart Steel Ltd (50%) (m)	New Zealand
Stube Industries Ltd (50%) (m)	New Zealand
Tubemakers of Australia Ltd (m)	SA
Tubemakers of New Zealand Ltd (m)	New Zealand
Tubemakers Properties Pty Ltd (m)	NSW
Tubemakers Somerton Pty Ltd (m)	Vic
These entities were liquidated during 2001
ACN 008 406 362	ACT
ACN 008 575 317	ACT
ACN 008 611 309	ACT
ACN 056 108 055	SA
Amcast Foundry Pty Ltd	Vic
Australian Manganese Company Pty Ltd	Qld
B.E. Pty Ltd	NSW
BHP Copper Service Company	Delaware, USA
BHP Countertrade Pte Ltd	Singapore
BHP Engineering International Pte Ltd	Singapore
BHP Mexico Copper Exploration Inc	Delaware, USA
BHP Minerals (Iran) Pty Ltd	NSW
BHP Minerals de Espana Inc	Delaware, USA
BHP Petroleum (Algerie) Inc	Delaware, USA
BHP Petroleum (Angola) Inc	Delaware, USA
BHP Petroleum (Peru) Inc	Delaware, USA
BHP Seamgas Pty Ltd	WA
BHP Services Inc	Delaware, USA
BHP Zimbabwe Inc	Delaware, USA
County Shipping Investments Limited	Hong Kong
Magma Gold Ltd	Delaware, USA
Minera Rodo Huasi Inc	British Virgin Islands
Oro Huasi Exploration Inc	British Virgin Islands
Panary Pty Ltd	Vic
TBW Pty Ltd	NSW
WALLCO Finance Pty Ltd	NSW
These entities were merged during 2001
BHP Petroleum (95-15) Inc	Delaware, USA
BHP Petroleum (95-17) Inc	Delaware, USA
BHP Petroleum (APAC) Inc	Delaware, USA
BHP Petroleum (Bolivia) Inc	Delaware, USA
BHP Petroleum (Colombia) Inc	Delaware, USA
BHP Petroleum (Latin America) Inc	Delaware, USA
BHP Petroleum (New Ventures) Inc	Delaware, USA
BHP Petroleum (Overseas Exploration) Inc	Delaware, USA
BHP Petroleum Pacific Islands Inc	Hawaii, USA
BHP Power New Zealand Ltd	New Zealand
Green Shoal Pipeline Corporation	Delaware, USA
Hamilton Brothers Oil Company	Texas, USA
Lovera Pipeline Co	Texas, USA

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

48 Controlled entities continued

Entity	Place of incorporation
These entities are in liquidation as at 30 June 2001
BHP Power Pty Ltd	Vic
PT Obi Minerals	Indonesia
IP Oil Services Ltd	UK
Phoenix Mining Finance Company (Pty) Ltd	South Africa
BHP Petroleum Services Ltd	UK
BHP Petroleum (91-01) Pty Ltd	Vic
BHP Petroleum (Buffalo Operations) Pty Ltd (b)	Vic

(a)	BHP Billiton Limited is the ultimate parent entity in the BHP Billiton Limited Group.
(b)	The names of these entities were changed in 2001:

New name	Previous Name
Australian Iron & Steel Pty Ltd	Independent Steels Pty Ltd
BHP Billiton Limited	BHP Limited
BHP Group Operations Pty Ltd	BHP Aitken Hill (Global Leadership Centre) Pty Ltd
BHP Internacional Participacoes Ltda	BHP-Utah International Participacoes Ltda
BHP Limited	The Broken Hill Proprietary Company Ltd
BHP Petroleum (Buffalo Operations) Pty Ltd	BHP Superannuation Investment Company Pty Ltd
Independent Steels Pty Ltd	Australian Iron and Steel Pty Ltd
International Resources	BHP International Resources
OneSteel Limited	OneSteel Pty Limited
OneSteel Investments Pty Ltd	Votraint No 1243 Pty Ltd
Pacific Liner Services Pty Ltd	BHP Papua New Guinea Pty Ltd
The Broken Hill Proprietary Company Pty Ltd	BHP Nominees Investments No 3 Pty Ltd

(c)	These entities were acquired/incorporated/formed in 2001.
(d)
The BHP Billiton Limited Group’s 100% ownership of the ordinary share capital in this entity represents a beneficial interest of 75% of the entity. Outside interests own 100% of the preference share capital, representing a beneficial interest of 25%.

(e)	Ownership interest increased from 75% in 2000.
(f)
The BHP Billiton Limited Group holds an ownership interest of 49% in BHP Steel Building Products (Sabah) Sdn Bhd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BHP Billiton Limited Group can exercise voting control.

(g)
Ownership interest decreased from 54% in 2000. The BHP Billiton Limited Group’s ownership of the ordinary share capital in this entity represents a beneficial interest of 39% represented by its 65% ownership in BHP Steel Building Products New Caledonia SA, which in turn has 60% ownership of this entity.

(h)	Ownership interest increased from 79% in 2000.
(i)	Ownership interest decreased from 90% in 2000.
(j)	Ownership interest decreased from 100% in 2000.
(k)	Ownership interest increased to 100% with effect from 1 July 2001, for the purposes of the BHP Billiton Limited Group consolidated result.
(l)
The BHP Billiton Limited Group holds an ownership interest of 25% on Steel Holdings Co Ltd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BHP Billiton Limited group can exercise voting control.

(m)	These entities formed part of the OneSteel Limited Group which was spun-out with effect from 31 October 2000.
(n)
BHP Billiton Finance (USA) Ltd is 100% owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Limited’s debt securities.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

49 Related party disclosures

Directors of BHP Billiton Limited who held office during the year were:

D R Argus AO	D A Crawford	R J McNeilly
P M Anderson	B P Gilbertson (a)	J T Ralph AC
B C Alberts	C A Herkstroter (a)	Lord Renwick of Clifton (a)
D C Brink (a)	J B Jackson (a)	B D Romeril (a)
M A Chaney	D A Jenkins	J M Schubert
J C Conde AO	D L Keys (a)

(a)	Appointed on 29 June 2001

Share transactions with Directors and Director-related entities.

There were no shares issued by BHP Billiton Limited under the Dividend Investment Plan, Bonus Share Plan and Share Purchase Scheme to Directors of BHP Billiton Limited and their Director-related entities during the current year (2000–2,436 ordinary shares).

The Managing Director and Chief Executive Officer received 201,840 ordinary shares during the year ended 30 June 2001 (2000–150,000) on exercise of Performance Rights. A further 25,000 exercisable rights are held and are exercisable by the Managing Director and Chief Executive Officer. On the exercise of these rights the Managing Director and Chief Executive Officer will receive 53,528 ordinary shares.

During July 2001 the Managing Director and Chief Executive Officer was issued with 352,378 ordinary shares as part of the bonus issue, which took effect from 29 June 2001, with the allotment occurring on 9 July 2001.

57,222 Performance Rights were issued to a Director of BHP Billiton Limited on 1 November 2000, which are not exercisable until July 2003.

Shares, options and Performance Rights held by Directors and Director-related entities at balance date.

The aggregate number of shares, options and Performance Rights held in BHP Billiton Limited by Directors of BHP Billiton Limited and their Director-related entities at balance date were:

	2001	2000
Fully paid ordinary shares	595,141	381,147
Ordinary shares paid to 71 cents	200,000	200,000
Ordinary shares paid to 67 cents	610,000	610,000
Employee Share Plan options	1,250,000	1,250,000
Performance Rights	682,222	800,000

Directors and their Director-related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares. Partly paid shares do not participate in dividends.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

49 Related party disclosures continued

Refer to note 30 for details of the employee ownership plans referred to above. All share transactions with Directors and their Director-related entities were conducted in the normal course of business and under normal terms and conditions.

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Loans made to Directors
Aggregate amount of loans made during the financial year to Directors, not being Directors of BHP Billiton Limited
—Directors of controlled entities	0.004	0.002	0.006	—	—
(all loans were concessional)
Loan repayments from Directors
Aggregate amount of repayments received during the financial year from Directors, not being Directors of BHP Billiton Limited
Employee Share Plan loans
—Directors of controlled entities	1.597	0.814	2.523	1.589	2.503
Other loans
—Directors of controlled entities	0.003	0.002	0.006	—	—
(all loans were concessional)

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

49 Related party disclosures continued

The following were Executive Directors of the BHP Billiton Limited Group during the year, and received loans and/or made loan repayments. (There are no loans to non-executive Directors):

Adams M H*	Desouza J*	Heath G J*	McGowan B W*	Wandke S C*
Allen N T*	Di Pietro P*	Hedges M E*	McMath G M*	Warner G C*
Archibald T J*	Dickson I J*	Henderson T L*	Miller R B*	Waters G A*
Armour W*	Dorairaj M*	Hermecz A*	Miller W G*	Watts R*
Bartholomew I*	Dummett H T*	Higgins R J*	Moore E K*	Weatherstone C*
Batchelor N W /	Dynon J N*	Hill M D*	Moss W J*	Whalan B*
Bell S*	Eades C R*	Hohnen M A*	Murray R P*	White J L*
Benjamin C J*	Edney I C*	Howell A F*	Netterfield D J*	Whiting T H*
Biggs D A J*	Edwards K A*	Huggins D A*	Nevison S J*	Wilkins W A*
Bissell D F*	Ellefson C*	Hunt G P*	Nicol B A*	Williams M L*
Blake S A*	Ellis J T*	Hunter K C*	Nuttall J*	Williams P J*
Bond G*	Etournaud D H*	Jarman R P*	Oppenheimer M C*	Wirth B A*
Bradford A N C*	Excell J D*	Jasper I C”	Paul G J*	Wirth C W*
Brannon J R*	Farrell K P*	John D W*	Pettigrew E A*	Woolfrey J*
Bull V A*	Finocchiaro A J*	Johnston W G*	Pickering K W*	Worthington P A*
Button A*	Fogarty C G*	Jones C*	Plummer G J*	Zimmerman D R*
Cain M*	Ford S L*	Jones E Y*	Quek H H*	Zimmerman W E*
Callaghan G C*	Franklin D*	Jones J H*	Quinn G W*	Zugai M*
Cameron J K*	Fraser D C*	Jones P A*	Reynolds A E*	Zwaan J P*
Campbell J A*	Gilzean M*	Jordan J R*	Roberts B A*
Carroll D A*	Giorgini S*	Kapitola R H*	Robinson G R*
Carroll R A*	Glendinning A #	Keast C R*	Robinson P S”
Cheung P L K*	Glover G W*	Kellow G L*	Rothwell J R*
Christie A D*	Gourlay J F*	King G M*	Samson P N /
Clarebrough J A*	Greene B B*	King P W*	Saxelby W R*
Cleary J W*	Gregory 0 R*	Kirkby R W*	Schissel D J*
Cobley M A*	Crimson K*	Kong W M*	Schoer A J*
Collins D F*	Grint W*	Kruger B*	Schulz D*
Courtnall M*	Grubb J W*	Kuhns R J*	Selleck L J*
Cousins B L*	Grubbs R K*	Landy B M*	Skrzeczynski R H
Cox B M*	Gunn N D*	Lane R C*	Smith C E*
Crawford R*	Hadwen S J*	LaPirow S M*	Spitzer P R*
Crookshank N*	Hall J W*	LimMSW*	Stockden J M*
Czyzewski J J*	Hargreaves T J*	Locke P R*	Stone M J*
Dart I*	Harmon R G*	Lyons J S*	Szecsodi G A*
Day G M*	Harvey G D*	Martin D G*	Tan H C*
de Zwart P A*	Harvey P J*	Massey J C*	Twine D J*
Dean L A*	Harvey R D #	Matthys J L*	Vine J A*

*	Employee Share Plan loan repayments.
/	Other loans received.
#	Other loan repayments.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

49 Related party disclosures continued

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m

Related party transactions and balances included throughout the financial statements are as follows:
Interest received or due and receivable from related parties
Controlled entities				1,433.151	1,204.641
Associated entities	4.330	2.208	4.004	—	—

	4.330	2.208	4.004	1,433.151	1,204,641

Dividends received or due and receivable from related parties
Controlled entities				3,474.148	3,720.126
Associated entities	64.879	33.088	31.114	—	—

	64.879	33.088	31.114	3,474.148	3,720.126

Borrowing costs paid or due and payable to related parties
Controlled entities				748.445	665.531
Associated entities	0.957	0.488	0.790	—	0.004

	0.957	0.488	0.790	748.445	665.535

Current trade receivables due from related parties
Controlled entities				13.618	38.441
Other Director related entities	0.600	0.306	—	—	—
Associated entities	4.339	2.213	7.231	—	—

	4.939	2.519	7.231	13.618	38.441

Current sundry receivables due from related parties
Controlled entities				21,063.018	22,860.494
Associated entities	4.762	2.428	1.759
Directors
—of controlled entities (a)	1.556	0.794	1.985	1.556	1.985

	6.318	3.222	3.744	21,064.574	22,862.479

Non-current sundry receivables due from related parties
Associated entities	0.508	0.259	0.495	—	—

	0.508	0.259	0.495	—	—

Non-current sundry receivables due from related parties
Controlled entities				3,340.346	2,957.240
Associated entities	4.532	2.312	4.617	—	—
Directors
—of controlled entities (a)	3.720	1.897	4.765	3.630	4.630

	8.252	4.209	9.382	3,343.976	2,961.870

Current trade creditors due to related parties
Controlled entities				2.654	17.392
Other Director related entities	—	—	0.024	—	—
Associated entities	0.034	0.017	0.090	—	—

	0.034	0.017	0.114	2.654	17.392

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

49 Related party disclosures continued

	BHP Billiton Ltd Group			BHP Billiton Ltd
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m

Current sundry creditors due to related parties
Controlled entities				23,680.221	20,828.311
Associated entities	1.001	0.511	4.838	—	—

	1.001	0.511	4.838	23,680.221	20,828.311

Non-current interest bearing liabilities due to related parties
Controlled entities				6,076.455	5,813.673

Related party contingent liabilities at balance date,
not otherwise provided for in these financial statements,
are categorised as arising from:
Controlled entities—unsecured (b)				13,265.859	15,983.504
Amounts uncalled on shares				49.509	49.509
Associated entities—unsecured	97.510	49.730	421.936	—	499.584

	97.510	49.730	421.936	13,315.368	16,532.597

(a)
Current and non-current sundry receivables due from Directors represent the appropriate portion of loans to Directors engaged in full-time employment within the BHP Billiton Limited Group, mainly for acquisition of shares in BHP Billiton Limited.

(b)
BHP Billiton Limited amount includes guarantees, mainly in relation to funding arrangements and financial instruments, given in regard to certain controlled entities which are eliminated on consolidation. BHP Billiton Limited has given written assurances to certain controlled entities which may lead to it becoming liable to those controlled entities in respect of debts incurred by them.

Investments in associated entities are shown in note 17. Directors’ remuneration is shown in note 42.

Major interests in unincorporated joint ventures are shown in note 46.

Details of controlled entities are shown in note 48.

Transactions with Director-related entities

A number of Directors of BHP Billiton Limited hold positions in other companies, where it may be said they control or significantly influence the financial or operating policies of these entities. Accordingly, the following entities are considered to be Director-related entities for the purpose of the disclosure requirements of Australian Accounting Standard AASB 1017: Related Party Disclosures:

Other Director transactions with BHP Billiton Limited Group entities

Where the Director was an employee of the BHP Billiton Limited Group, transactions include:

—	reimbursement of transfer expenses;
—	minor purchases of products and stores; and
—	insurance with BHP Billiton Limited Group insurance companies.

All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.

Director of BHP Billiton Ltd	Director related entity	Position held in Director-related entity
D A Crawford (a)	KPMG	Chairman and Partner
J C Conde (b)	Broadcast Investments Pty Ltd (and related entities)	Chairman and Managing Director
M A Chaney	Wesfarmers (Group)	Managing Director

(a)	D A Crawford resigned as Chairman and Partner of KPMG on 28 June 2001.
(b)	J C Conde resigned as Chairman and Managing Director of Broadcast Investments Pty Ltd on 21 March 2001.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

49 Related party disclosures continued

Transactions between the BHP Billiton Limited Group and these Director-related entities are detailed below:
–
the chartered accounting firm KPMG (worldwide) received $2.454 million (2000—$2.158 million) in fees for services provided to the BHP Billiton Limited Group. At 30 June 2001 there were no outstanding payables to KPMG (2000—$0.024 million).

–
the Wesfarmers Group received $3.980 million (2000—$3.381 million) for products and services provided to the BHP Billiton Limited Group. The BHP Billiton Limited Group did not receive any dividends from shares held in the Wesfarmers Group during the current year (2000—$0.012 million). The Wesfarmers Group paid $13.889 million (2000—$50.798 million) to the BHP Billiton Limited Group for various products. At 30 June 2001 outstanding receivables from the Wesfarmers Group were $0.600 million (2000—nil).

Transactions with associated entities

The following material transactions with a related party of the BHP Billiton Limited Group occurred:
–
sales of services to Australian LNG Shipping amounting to $18.679 million for the twelve months ended 30 June 2001, (2000—$17.074 million). These sales were conducted in the normal course of business and under normal commercial terms and conditions.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures

(A) Reconciliation to US GAAP

The following is a summary of the estimated adjustments to profit for 2001, 2000 and 1999 which would be required if US GAAP had been applied instead of Australian GAAP:

	BHP Billiton Ltd Group
Net profit/(loss) for the financial period ended	2001 $m (restated)	2000 $m	1999 $m
Net profit/(loss) attributable to members
as reported in the consolidated Statement of Financial Performance	2,007	1,627	(2,312)
Estimated adjustment required to accord with US GAAP:
add/(deduct)
—Pension plans	(236)	(30)	(24)
—Employee compensation costs	(216)	—	—
—Purchase business combination costs	71
—Depreciation—write-downs	(34)	(51)	(36)
—revaluations	10	12	10
—Employee benefits	43	26	(21)
—Fair value accounting for derivatives	(43)
—Realised net exchange (losses)/gains on sale of assets/closure of operations	13	41	73
—Exploration, evaluation and development expenditures	(6)	(5)	(4)
—Start-up costs	5	(16)	—
—Profit on asset sales	2	(30)	—
—Consolidation of Tubemakers of Australia Ltd	(2)	(6)	(6)
—Asset write-downs	—	(907)	456
—Equity accounting		250	(6)
—Expenses on spin-off of OneSteel Limited (a)	(57)

Total adjustment	(450)	(716)	442

Net profit/(loss) according to US GAAP	1,557	911	(1,870)

	BHP Billiton Ltd Group
	2001 $	2000 $	1999 $
Earnings per share—US GAAP (b)(c)	0.422	0.249	(0.523)
Earnings per American Depositary Share (ADS)—US GAAP (b) (c) (d)	0.844	0.498	(1.046)

(a)	This item represents a change in accounting with retroactive effect.

(b)	Based on the weighted average number of shares on issue for the period, excluding shares held by controlled entities.

(c)	Comparative data has been adjusted to take into account the bonus share issue effective 29 June 2001. Refer note 29.

(d)	For the periods indicated, each ADS represents two ordinary shares.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

(A) Reconciliation to US GAAP continued

In accordance with US Statement of Financial Accounting Standards No. 130, the following statement of comprehensive income reports changes in shareholders’ equity excluding those resulting from investments by shareholders and distributions to shareholders. The amounts presented have been prepared in accordance with Australian GAAP, with adjustments as required to reflect the US GAAP position.

	BHP Billiton Ltd Group
	2001	2000	1999
	$m	$m	$m
Total changes in equity other than those resulting from transactions with owners—per Australian GAAP	2,643	2,050	(2,524)
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
(deduct)/add
Total adjustment to net income per (A) Reconciliation to US GAAP above	(450)	(716)	442
Reclassification adjustment for net exchange gains included in net income (a)	13	(41)	(73)
Net loss on qualifying cash flow hedging instruments as at 1 July 2000	(531)
Gains/losses on qualifying cash flow hedging instruments	(596)
Net transfer to earnings on maturity of cash flow hedging instruments	298
Adjustment for initial adoption of revised accounting
standard AASB1016:Accounting for Investments in Associates		(250)

Comprehensive income—per US GAAP (b)	1,377	1,043	(2,155)

Accumulated other comprehensive income comprises:
—Exchange fluctuation account	910	249	117
—Qualifying cash flow hedging instruments	(829)
(a) Tax benefit/(expense) of other comprehensive income items:
—Movements in exchange fluctuation account	142	56	(112)
—Reclassification adjustment for exchange gains included in net income	—	47	176
(b) Estimated losses expected to be reclassified from other comprehensive income to earnings in the year ended 30 June 2002 are approximately $400 million after tax

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

(A) Reconciliation to US GAAP continued

The following is a summary of the estimated adjustments to BHP Billiton Limited equity as at 30 June 2001 and 2000 which would be required if US GAAP had been applied instead of Australian GAAP:

	BHP Billiton Ltd Group
	2001 $m	2000 $m
Equity attributable to members
Total equity	11,248	11,005
deduct outside equity interests	244	652

Total equity attributable to members	11,004	10,353
Estimated adjustment required to accord with US GAAP:
add/(deduct)
—Purchase business combination of BHP Billiton Plc Group (1)	27,311
—Purchase business combination costs	71
—Fair value of accounting for derivatives	(1,246)
—Asset write-downs	343	404
—Pension plans	(225)	110
—Property, plant and equipment revaluations	(135)	(145)
—Employee Share Plan loans	(116)	(184)
—Employee benefits	106	49
—Exploration, evaluation and development expenditures	(131)	(126)
—Profit on asset sales	(44)	(47)
—Start-up costs	(17)	(25)
—Consolidation of Tubemakers of Australia Ltd	—	93
—Deferred taxation effect of purchase business combination of BHP Billiton Plc Group (1)	(4,570)
—Deferred taxation effect of other adjustments	508	64

Total adjustment	21,855	193

Total equity attributable to members according to US GAAP	32,859	10,546

(1) Comprises	Gross	Tax	Net
Historical BHP Billiton Plc Group (per UK GAAP)	12,906	(1,233)	11,673
Historical BHP Billiton Plc Group US GAAP adjustments	2,457	(1,429)	1,028
Purchase accounting adjustments	11,948	(1,908)	10,040

	27,311	(4,570)	22,741

The components of these adjustments are detailed on page F-232.

The consolidated financial statements of the BHP Billiton Limited Group are prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP). Additional US GAAP disclosures are included in other notes to the financial statements. Material differences between generally accepted accounting principles as followed by the BHP Billiton Limited Group in Australia and those generally accepted in the US (US GAAP) are summarised below.

Dual Listed Companies arrangement with BHP Billiton Plc

On 29 June 2001 BHP Billiton Limited and BHP Billiton Plc established a Dual Listed Companies (DLC) structure. For US GAAP, the DLC structure is accounted for as a purchase business combination of BHP Billiton Plc by BHP Billiton Limited. Under Australian GAAP, the primary financial statements of BHP Billiton Limited give no recognition to the DLC structure. The adjustment to US GAAP involves determination of an imputed purchase consideration and fair value adjustments to the assets and liabilities of BHP Billiton Plc. Deferred tax must be provided on all fair value adjustments to tangible assets on acquisition with a consequential increase in the amount allocated to intangible assets. Purchase business combination costs, which have been included in the Statement of Financial Performance under Australian GAAP have been capitalised and incorporated in the fair value of assets acquired for US GAAP purposes. The purchase accounting presented below is preliminary pending completion of comprehensive fair value determinations. Any impact arising from the final purchase price allocation cannot presently be quantified.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

Fair value accounting for derivatives

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities (FAS 133) became applicable to the BHP Billiton Limited Group on 1 July 2000. FAS 133 requires that each derivative instrument be recorded in the Statement of Financial Position as either an asset or liability measured at its fair value. Derivative instruments are recognised in the financial statements under Australian GAAP to the extent described in note 1. On transition to FAS 133: an accumulated loss of $531 million has been recognised in respect of the fair value of derivative instruments held on 1 July 2000 which qualify as cash flow hedge transactions. This amount has been reported as a component of other comprehensive income; an accumulated gain of $19 million has been recognised in respect of the fair value of derivative instruments, which qualify as fair value hedge transactions and their associated hedged liabilities held at 1 July 2000. This amount has been taken directly to profit and loss.

Subsequent gains and losses on cash flow hedges are taken to other comprehensive income and are reclassified to profit and loss in the same period the hedged transaction is recognised. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as are offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised under Australian GAAP until the hedged transaction is recognised.

FAS 133 requires that any component of the gain or loss which is deemed to be ineffective be taken to the Statement of Financial Performance immediately. For Australian GAAP, any ineffectiveness is recognised over the term of the derivative.

Asset write-downs

Under Australian GAAP, the impairment test for determining the recoverable amount of non-current assets may be applied using either discounted or undiscounted estimated future cash flows. At 31 May 1998 the BHP Billiton Limited Group changed its policy to a discounted basis using the weighted average pre-tax interest rate of the BHP Billiton Limited Group’s long-term interest bearing liabilities. This test is applied both to determine impairment and to the calculation of the write-down.

Under US GAAP, an impairment test is required utilising undiscounted cash flows, followed by the application of discounting to any impaired asset.

These differences created adjustments to the Statement of Financial Performance in prior years representing the lower charge to profit and resultant higher asset values for the writedowns calculated under US GAAP In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss. Refer ‘Depreciation’ below.

The charge to profit and loss for the period ended 30 June 2000 reflects the additional write-off of the West Australian HBI plant for US GAAP.

Depreciation

Revaluations of property, plant and equipment and investments are permitted in Australia with upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the BHP Billiton Limited Group depreciation charge has been restated to reflect historical cost depreciation.

Following smaller asset write-downs, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. Refer ‘Asset write-downs’ above.

Employee benefits

In accordance with Australian GAAP, provisions for redundancies associated with organisational restructuring can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP, a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted. This adjustment includes US$58 million (of a total of US$64 million) of organisational restructuring costs charged to profit in the year ended 30 June 2001 as a consequence of the DLC merger, which did not meet the appropriate criteria under US GAAP.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

Pension costs

The BHP Billiton Limited Group recognises periodic pension cost based on actuarial advice in a manner similar to US GAAP. However, differences in the actuarial method used and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities.

Realised net exchange gains on closure of operations

Australian GAAP permits net exchange gains or losses reported in the exchange fluctuation account which relate to assets that have been sold, closed or written down to be transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss reflecting that they have, in substance, been realised.

Exploration, evaluation and development expenditures

The BHP Billiton Limited Group follows the ‘area of interest’ method in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the ‘successful efforts’ method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised under Australian GAAP is amortised in subsequent years. In respect of Minerals properties, the BHP Billiton Limited Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale or where a mineral resource has been identified but activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at new exploratory “greenfield” properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purposes of extending or further delineating existing reserves. In subsequent financial periods, amounts amortised (which have been expensed for US GAAP purposes) will be added back when determining the profit result according to US GAAP.

Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP Billiton Limited. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total equity.

Employee compensation costs

Under US GAAP, compensation expense arising from variable share, option and Performance Rights plans are recognised based on movements in their intrinsic value. Changes to the exercise terms for certain shares and options arising from the OneSteel spin-off (refer note 2) caused the related plan to become variable. This change required recognition of an expense for the movement in intrinsic value since grant date. Under Australian GAAP, compensation expense is determined in accordance with note 1.

Costs of start-up activities

The BHP Billiton Limited Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations, which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities should be expensed as incurred. In subsequent financial periods, amounts amortised for Australian GAAP purposes which have been expensed for US GAAP purposes will be added back when determining the profit result according to US GAAP.

Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

For the period ended 30 June 2000, the profit on the sale and leaseback of plant and equipment was deferred for US GAAP purposes and will be recognised over the life of the operating lease.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

Consolidation of Tubemakers of Australia Ltd (TOA)

Prior to consolidation, TOA was accounted for as an associated entity and included in the equity accounting calculations. Under US GAAP equity accounting, it is included in the consolidated results, while prior to the year ended 30 June 1999 Australian GAAP only permitted disclosure by way of note to the accounts. Thus under US GAAP the carrying value of the original equity interest in TOA is higher than under Australian GAAP, and the difference is reflected in higher goodwill capitalised and amortised in accordance with US GAAP. The spin-off of OneSteel Limited eliminates this reconciling item.

Equity accounting

For years ended on or after 30 June 1999, Australian GAAP requires the effect of accounting for associated entities on an equity basis to be shown in the consolidated results, as required by US GAAP. In prior periods, Australian GAAP permitted the effect of accounting for associated companies on an equity basis to be shown as supplementary information.

The Australian GAAP adjustment to retained earnings on initial adoption of equity accounting is recognised in the result for the period ended 30 June 2000 for US GAAP.

Expenses on spin-off of OneSteel Limited

Costs associated with completion of the spin-off of OneSteel Limited are recognised directly in equity for Australian GAAP but are charged as expenses for US GAAP. The financial statements included in the 2001 Form 20-F incorrectly recognised these costs directly in equity. This change in accounting decreased US GAAP net income by $57 million, and decreased US GAAP earnings per share by $0.015 per share.

Revenue recognition

SAB 101 “Revenue recognition in Financial Statements” became applicable to the BHP Billiton Group for the year ended 30 June 2001. The adoption of SAB101 does not give rise to any differences in revenue recognition.

Associates and Joint Ventures

Under US GAAP, the treatment of all investments classified as associates are accounted for under the equity method of accounting in accordance with Staff Accounting Bulletin Opinion 18. All joint ventures are also proportionally accounted for in accordance with Emerging Issues Task Force Opinion (“EITF”) 00-01 Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.

The BHP Billiton Limited Group’s investment in the Richards Bay Minerals joint venture is comprised of two legal entities Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. The substantive participating rights of the minority interests holder in Tisand (Pty) Limited are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto which ensures that the Richards Bay Minerals joint venture functions as a single economic entity with the overall profit of the Richards Bay Minerals joint venture shared equally between the venturers. The shareholders agreement also states that the parties agree that they shall as their first priority seek the best interests of the project as an autonomous commercial operation rather than seek to service the individual interests of any of the other parties.

        As disclosed in note 1, the BHP Billiton Limited Group holds a 57.5 per cent ownership interest in Minera Escondida, a joint arrangement in which three other participants hold ownership interests of 30%, 10% and 2.5%, respectively. The rights of the participants are governed by a Participant’s Agreement and a Management Agreement. A manager provides management and support services to the Project and the compensation of the manager is set forth in the Management Agreement. The Management Agreement establishes an Owner’s Counsel, consisting of members appointed by each participant to represent their interest in Escondida. Each member on the Owner’s Counsel holds voting rights equal to the ownership interest of the participant they represent, although certain matters require the affirmative vote of members of the Owner’s Counsel having in aggregate voting rights equal to or greater than 75% of the total ownership interest. Such matters generally include capital expenditure in excess of prescribed limits, sales of copper concentrate to a single customer, capacity expansions, the termination of construction, mining or production of copper concentrates, and indebtedness. The Agreement also stipulates that certain matters shall require the affirmative vote of all members of the Owner’s Counsel having an ownership interest of 10% or more. Those matters generally relate, within presribed limits, to changes in the project, changes in the construction budget, the sale or transfer of any Escondida concessions, asset dispositions, agreements between the Escondida and a participant, share or other equity interest issuances in Escondida. In accordance with EITF 96-16, the BHP Billiton group has not consolidated this investment.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

(A) Reconciliation to US GAAP continued

The following are the material variations in major line items of the Statement of Financial Position for the BHP Billiton Limited Group under US GAAP as at 30 June 2000. Components of the variations at 30 June 2000 and details of variations as at 30 June 2001 are set out below in (B) Purchase business combination of the BHP Billiton Plc Group.

Statement of Financial Position	Australian Balance Sheet $m	2000 Variation $m	US Balance Sheet $m
Current receivables	2,629	(14)	2,615
Non-current receivables	189	(182)	7
Property, plant and equipment	19,586	108	19,694
Deferred tax assets	1,268	13	1,281
Non-current other assets	800	203	1,003
Current tax liabilities	192	8	200
Current provisions	1,535	(17)	1,518
Deferred tax liabilities	1,896	(71)	1,825
Non-current provisions	3,707	15	3,722

Purchase business combination of the BHP Billiton Plc Group

The following consolidated financial information is derived from the historical consolidated financial statements of the BHP Billiton Limited Group and the fair value of the assets and liabilities of the BHP Billiton Plc Group at the date of acquisition—29 June 2001. The consolidated financial information reflects the acquisition under US GAAP of the BHP Billiton Plc Group by the BHP Billiton Limited Group in a business combination accounted for using the purchase method of accounting. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. Following completion of the DLC merger, and assuming completion of the intended spin-off of the BHP Billiton Limited Group’s steel business and the proposed buy-back of BHP Billiton Limited shares (which together will increase the BHP Billiton Plc shareholders’ interest in the BHP Billiton Group by approximately 3.5 per cent), it is anticipated that the interest of the shareholders of BHP Billiton Limited and of BHP Billiton Plc in the BHP Billiton Group will be in the order of 58 per cent and 42 per cent respectively. The Statement of Financial Position at 30 June 2001 presents the consolidated BHP Billiton Group, based on preliminary fair value assessments of the assets and liabilities of the BHP Billiton Plc Group, in accordance with purchase business combination accounting. The pro forma Statements of Financial Performance present the results of the BHP Billiton Group had the purchase been completed as of 1 July 1999 and 2000 respectively.

The preliminary fair value assessments of the assets and liabilities of the BHP Billiton Plc Group have been undertaken through the quantification of the purchase price and the preliminary allocation of this to individual businesses and to the underlying assets and liabilities of the individual businesses. The preliminary allocation has entailed review and assessment of various valuations, with preliminary adjustments made to the appropriate Statement of Financial Position line-items. Some changes are expected to the provisional fair values to reflect additional data obtained in finalising the allocation, in particular, as regards the measurement of pension liabilities, determining the current replacement costs of property, plant and equipment, measuring developed and undeveloped reserves and certain intangible assets, and the true-up of deferred tax allocation adjustments by tax jurisdiction. Any adjustments will have a corresponding impact on goodwill. The BHP Billiton Group expects that the purchase price allocation will be completed by 30 June 2002. Changes as a result of this additional work are most likely to impact each of the Statement of Financial Position non-current asset line-items.

The pro forma consolidated financial information in part (B) does not include any realisation of cost savings from operating efficiencies, synergies or other restructurings resulting from the transaction and does not contemplate the liabilities that may be incurred in any related restructurings. In addition, management of the BHP Billiton Group is in the process of assessing and formulating integration plans, which are expected to include employee separations, elimination of duplicative facilities, employee relocations and other restructuring actions. Also, the consolidated financial information does not reflect the impact of any potential sale of acquired assets.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

Purchase business combination of the BHP Billiton Plc Group continued

In addition, no adjustment has been made to exclude DLC merger costs of $102 million from the BHP Billiton Group pro forma consolidated Statement of Financial Performance for the year ended 30 June 2001. These were the costs incurred by the BHP Billiton Plc Group during that year. No such costs are reflected in the pro forma consolidated Statement of Financial Performance for the year ended 30 June 2000 and these costs will not be reflected in the reported net profit for the year ending 30 June 2002.

Consolidated Statement of Financial Position as at 30 June 2001

	Historical BHP Billiton Ltd Group per A GAAP $m	Historical BHP Billiton Ltd Group US GAAP adjustments $m	Historical BHP Billiton Plc Group per UK GAAP $m	Historical BHP Billiton Plc Group US GAAP adjustments $m	Purchase accounting adjustments $m	BHP Billiton Group US GAAP $m
Assets
Current assets
Cash assets	1,183		1,359			2,542
Receivables	2,615	(15)	1,830	(120)		4,310
Other financial assets	163		261			424
Inventories	1,621		1,708		315	3,644
Other assets	219		38			257

Total current assets	5,801	(15)	5,196	(121)	315	11,177

Non-current assets
Receivables	228	(101)	162			289
Investments accounted for using the equity method	498		2,323	8	2,046	4,875
Other financial assets	257	71	831	12	8	1,179
Inventories	146		65			211
Property, plant and equipment	20,014	59	17,186	(89)	5,701	42,871
Intangible assets	2		247	2,622	3,820	6,691
Deferred tax assets	906	393	249			1,548
Other assets	1,335	(225)	14			1,124

Total non-current assets	23,386	197	21,077	2,553	11,575	58,788

Total assets	29,187	182	26,273	2,433	11,890	69,965

Liabilities
Current liabilities
Payables	2,813	626	1,698			5,137
Interest bearing liabilities	973	1	2,594		(23)	3,545
Tax liabilities	217		376			593
Other provisions	1,608	(103)	461			1,966

Total current liabilities	5,611	524	5,129		(23)	11,241

Non-current liabilities
Payables	34	366	249			649
Interest bearing liabilities	6,257	253	6,648	(26)	(35)	13,097
Deferred tax liabilities	1,844	(115)	1,106	1,429	1,908	6,172
Other provisions	4,193	40	819	(16)		5,036

Total non-current liabilities	12,328	544	8,822	1,387	1,873	24,954

Total liabilities	17,939	1,068	13,951	1,387	1,850	36,195

Net assets	11,248	(886)	12,322	1,046	10,040	33,770

Equity
Total BHP Billiton interest	11,004	(886)	11,673	1,028	10,040	32,859
Outside equity interest	244	—	649	18		911

Total equity	11,248	(886)	12,322	1,046	10,040	33,770

The exchange rate used to translate the BHP Billiton Plc Group 30 June 2001 Statement of Financial Position from US$ to A$ was US0.5054.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

Purchase business combination of the BHP Billiton Plc Group continued

(a) Components of the variations for the BHP Billiton Limited Group excluding purchase accounting for the BHP Billiton Plc Group business combination, as set out in the second column of the previous page are:

	BHP Billiton Limited Group
	2001 $m	2000 $m

Current receivables
Employee Share Plan	(15)	(14)

Non-current receivables
Employee Share Plan	(101)	(182)

Non-current other financial assets
Purchase business combination costs	71

Property, plant and equipment
Revaluation	(135)	(145)
Exploration, evaluation and development	(132)	(126)
Asset write-downs	343	404
Start-up costs	(17)	(25)

	59	108

Deferred tax assets
Future income tax benefit—fair value accounting for derivatives	374
Future income tax benefit—asset write-downs	(2)	(13)
Future income tax benefit—profit on asset sales	15	17
Future income tax benefit—start-up costs	6	9

	393	13

Non-current other assets
Pension plans	(225)	110
Consolidation of Tubemakers of Australia Ltd	—	93

	(225)	203

Current payables
Fair value accounting for derivatives	626

Current interest bearing liabilities
Fair value accounting for derivatives	1

Current tax liabilities
Employee benefits	—	8

Current other provisions
Employee benefits	(106)	(22)
Deferred income—profit on asset sales	3	5

	(103)	(17)

Non-current payables
Fair value accounting for derivatives	366

Non-current interest bearing liabilities
Fair value accounting for derivatives	253

Deferred tax liabilities
Deferred income tax—exploration, evaluation and development	(68)	(68)
Deferred income tax—employee share plans	(18)	(51)
Deferred income tax—pension plans	(61)	38
Deferred income tax—employee benefits	32	10

	(115)	(71)

Non-current other provisions
Deferred income—profit on asset sales	40	42
Employee benefits	—	(27)

	40	15

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

(B) Pro forma effect of purchase business combination of the BHP Billiton Plc Group on consolidated Statement of Financial Performance (unaudited)

Set forth below is the pro forma consolidated Statement of Financial Performance of the BHP Billiton Group for 2000 and 2001 as if the acquisition of BHP Billiton Plc had taken place on 1 July 1999 and 1 July 2000 respectively.

Pro forma Consolidated Statement of Financial Performance (unaudited) for the year ended 30 June 2001
	BHP Billiton Ltd Group per A GAAP $m	Historical BHP Billiton Ltd Group US GAAP adjustments $m	Historical BHP Billiton Plc Group per UK GAAP $m	Historical BHP Billiton Plc Group US GAAP Adjustments $m	Pro forma adjustments $m		BHP Billiton Group pro forma $m
Revenue from ordinary activities
Sales revenue	20,698		12,379				33,077
Other revenue	1,781	(995)	463	(84)			1,165

	22,479	(995)	12,842	(84)			34,242
deduct
Expenses from ordinary activities, excluding
depreciation, amortisation and borrowing costs	16,978	(526)	9,859	12			26,323
Depreciation and amortisation	2,402	25	1,007	147	341	(a)	3,922
Borrowing costs	553		576	(2)	(29	) (b)	1,098

	2,546	(494)	1,400	(241)	(312)		2,899

Share of net profit of associates accounted for using the equity method	29		97	2	(52	) (c)	76

Profit from ordinary activities before income tax	2,575	(494)	1,497	(239)	(364)		2,975
deduct
Income tax expense attributable to ordinary activities	1,066	(101)	485	(71)	(72	) (d)	1,307

Net profit	1,509	(393)	1,012	(168)	(292)		1,668
add/(deduct)
Outside equity interests in net profit	498		39	9			546

Net profit attributable to members	2,007	(393)	1,051	(159)	(292)		2,214

The exchange rates used to translate the BHP Billiton Plc Group 30 June 2001 Statement of Financial Performance from US$ to A$ was US$0.5380

Pro forma Consolidated Statement of Financial Performance (unaudited) for the year ended 30 June 2000

Revenue from ordinary activities
Sales revenue	19,872		7,830				27,702
Other revenue	2,052	(1,240)	227	7			1,046

	21,924	(1,240)	8,057	7			28,748
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	17,549	220	6,163	(2)			23,930
Depreciation and amortisation	2,140	38	604	80	305	(a)	3,167
Borrowing costs	664		227	46	(25	) (b)	912

	1,571	(1,498)	1,063	(117)	(280)		739
Share of net profit of associates accounted for using the equity method	29		163		(45	) (c)	147

Profit from ordinary activities before income tax	1,600	(1,498)	1,226	(117)	(325)		886
deduct
Income tax expense attributable to ordinary activities	51	(536)	275	(44)	(61	) (d)	(315)

Net profit	1,549	(962)	951	(73)	(264)		1,201
add/(deduct)
Outside equity interests in net profit	32		(64)	14			(18)

Net profit attributable to members	1,581	(962)	887	(59)	(264)		1,183

The exchange rates used to translate the BHP Billiton Plc Group 30 June 2000 Statement of Financial Performance from US$ to A$ was US$0.6374

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

(B) Pro forma effect of purchase business combination of the BHP Billiton Plc Group on consolidated Statement of Financial Performance (unaudited) continued.

The assumptions and related pro forma adjustments give effect to the business combination of BHP Billiton Limited and BHP Billiton Plc under US GAAP as if it occurred on 1 July 1999 and 1 July 2000 for the pro forma consolidated Statements of Financial Performance for the years ended 30 June 2000 and 2001 respectively.
	2001 $m	2000 $m
(a) Depreciation and amortisation
—This pro forma adjustment records the estimated increase in depreciation, depletion and amortisation expense related to the estimated increase in tangible assets of property, plant and equipment and undeveloped property recorded in connection with the purchase business combination of the BHP Billiton Plc Group. This pro forma adjustment has been determined based on the estimated life of each asset acquired, consistent with the depreciation lives described in note 1.	261	223
—This pro forma adjustment records the estimated goodwill amortisation expense of the goodwill recognised in the purchase business combination of the BHP Billiton Plc Group. This pro forma adjustment has been determined based on the estimated life of the business operations associated with goodwill, consistent with the goodwill policy described in note 1.	186	158
—This pro forma adjustment reverses the goodwill amortisation expense in the historical financial statements of the BHP Billiton Plc Group	(106)	(76)

	341	305

(b) Borrowing costs
This pro forma adjustment accretes the discount arising on the difference between the fair value and the carrying amount of the long-term debt of BHP Billiton Plc	(29)	(25)
(c) Share of net profit of associates accounted for using the equity method
This pro forma adjustment reflects the amortisation of the estimated fair value uplift of assets in a joint venture, accounted for under the equity method	(52)	(45)
(d) Income tax expense attributable to ordinary activities
The estimated income tax effect of the pro forma adjustments has been recorded based on the effective tax rate of the operating unit to which the pro forma adjustment relates.	(72)	(61)
A provision for pro forma income tax expense has been recorded for pro forma adjustments to the pro forma consolidated Statement of Financial Performance resulting from pro forma purchase price allocation adjustments

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

(e) Pro forma weighted average earnings per share are estimated as follows:

	2001 $	2000 $
Basic	0.372	0.207
Diluted	0.367	0.207
Average number of basic shares (millions)	5,944	5,725
Average number of diluted shares (millions)	6,035	5,728

(C) Other Revenue

Under Australian GAAP sales of non-current assets are shown gross, and shown as other revenue, whereas under US GAAP, the net gain or loss is shown as a component of other revenue. Refer note 3 for disclosure of proceeds from asset sales and note 7 for profits or losses from asset sales.

(D) Foreign currency

The BHP Billiton Limited Group’s Australian accounting policy for hedged foreign currency transactions is substantially the same as that required by US GAAP. Refer note 37 for disclosure of the amount of unrealised gains or losses.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

(E) Pension plans

The BHP Billiton Limited Group’s retirement plans are discussed in note 40. The net periodic pension debit/(credit), calculated in accordance with US Statement of Financial Accounting Standards No. 87, of the BHP Billiton Limited Group’s significant defined benefit plan (BHP Superannuation Fund) is summarised as follows:

	BHP Billiton Ltd Group
	2001 $m	2000 $m	1999 $m
Service cost for year with interest	82	135	128
Interest cost on projected benefit obligation	81	98	95
Actual return on assets	(86)	(187)	(90)
Amortisation of transition asset	(22)	(30)	(30)
Deferral	(30)	28	(71)
Amortisation of prior service cost	2	3	3
Notional transfer—employee section	—	56	31

	27	103	66
Gain on plan curtailment and settlement	(5)	—	—

Pension cost before tax under US GAAP	22	103	66
BHP Billiton Limited—Group contribution	(66)	(57)	(28)
—Movement in prepaid pension asset	379
deduct income tax effect	(99)	(16)	(14)

Charged to US GAAP net profit/(loss)	236	30	24
The funded status of the BHP Billiton Limited Group’s significant defined benefit plan is summarised as follows:
Market value of assets as at 31 March (1 March for 1999)	1,157	1,711	2,010
deduct
Actuarial present value of benefit obligations
Accumulated benefits
—vested	1,148	1,543	1,766
—non-vested	—	—	34
Future salary increases	18	38	109

Fund (shortfall)/surplus	(9)	130	101
deduct income tax effect	2	29	36

Net after tax effect of the fund (shortfall)/surplus to BHP Billiton Limited	(7)	101	65
deduct
Amount not recognised in US GAAP BHP Billiton Limited total equity reconciliation	(108)	29	(37)

Amount recognised in US GAAP BHP Billiton Limited total equity reconciliation	101	72	102
deduct
Prepaid pension asset for Australian GAAP	265

Net adjustment to US GAAP BHP Billiton Limited total equity reconciliation	(164)	72	102

Assumptions used in FAS 87 accounting were:
Discount rate (per annum)	6.0%	5.0%	5.0%
Expected rate of return on plan assets (per annum)	8.0%	7.5%	7.5%
Salary inflation rate (per annum)	4.0%	3.5%	3.5%

Movements in plan assets and benefit obligations, other than those reported as part of net benefit cost, comprise employee contributions of $43 million (2000—$50 million), employer contributions of $86 million (2000—$28 million), net transfers out of $270 million (2000—$388 million), benefits paid $478 million (2000—$102 million) and fund expenses of $21 million (2000—$19 million).

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

50 US generally accepted accounting principles disclosures continued

(F) Future impact of new accounting standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141: Business Combinations (FAS141) and Statement of Financial Accounting Standard No. 142: Goodwill and Other Intangible Assets (FAS142). In August, the FASB also issued Statement of Financial Accounting Standards No. 143: Accounting for Asset Retirement Obligations (FAS143) and Statement of Financial Accounting Standards No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets (FAS144).

For the purpose of deriving US GAAP financial information of the BHP Billiton Limited Group, FAS141 applies to purchase business combinations entered into after 30 June 2001, and is not available for application to earlier transactions. FAS142 will apply for the year ending 30 June 2003 (early adoption is permitted in certain circumstances) and FAS143 and FAS144 will apply for the year ending 30 June 2003 (early adoption is permitted). The BHP Billiton Limited Group has not adopted any of these standards early for the purpose of the 30 June 2001 financial statements and has made no decision concerning early adoption for the following year.

FAS141 changes the accounting for business combinations to a single purchase accounting method. FAS141 also changes the recognition criteria for intangible assets other than goodwill, and expands disclosure requirements in relation to business combinations. FAS142 changes the accounting for acquired goodwill and other intangible assets by requiring that goodwill and intangible assets with indefinite useful lives not be amortised. Under FAS142, the carrying amount of such assets will be subject to impairment tests at least on an annual basis. FAS143 changes accounting for the retirement of tangible long-lived assets by requiring that the fair value of legal obligations associated with the retirement of such assets be recognised as a liability and capitalised as part of the cost of those assets. FAS144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions.

The BHP Billiton Limited Group has not evaluated the potential impact of any of these new standards on its future financial performance or financial position. The nature and degree of their impact, if any, will depend on matters such as the final determination of purchase accounting for the business combination of the BHP Billiton Plc Group and the determination of fair values of site restoration and rehabilitation obligations of the BHP Billiton Limited Group.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

(G) Employee compensation costs

The BHP Billiton Limited Group has applied the principles of US Accounting Principles Board Opinion No. 25 in the determination of employee compensation costs arising from the Employee Share Plan options and Performance Rights schemes. Had the fair value basis of accounting in US Statement of Financial Accounting Standards No. 123 been used to account for compensation costs, the following net income and earnings per share amounts would result:

	BHP Billiton Ltd Group
	2001 $m	2000 $m	1999 $m
Net income/(loss)
—As reported	2,007	1,627	(2,312)
—Pro forma	1,818	1,627	(2,318)
	cents	cents	cents
Basic earnings per share (a) (b)
—As reported	54.4	44.5	(64.6)
—Pro forma	49.3	44.5	(64.8)
Diluted earnings per share (b) (c)
—As reported	53.9	44.1	(64.6)
—Pro forma	48.3	44.1	(64.8)

(a)	Based on net profit/(loss) attributable to members of BHP Billiton Limited Group.
(b)	Comparative data has been adjusted to take into account the bonus share issue effective 29 June 2001. Refer note 29.
(c)	Refer note 11.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

51 Supplementary oil and gas information

Oil and gas reserves

Reserves

The table below details our oil, condensate, LPG and gas reserves, estimated at 30 June 2001, 30 June 2000, 31 May 1999 and 31 May 1998 with a reconciliation of the changes in each year. Our reserves estimates have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves have been subjected to economic tests specified in Statement of Financial Accounting Standard 69 to demonstrate their commerciality under prices and costs existing at the time of the estimates. Our reserves include certain quantities of oil, condensate and LPG which will be produced under arrangements that involve us in upstream risks and rewards but do not transfer ownership of the products to us. Our reserves also include volumes calculated by probabilistic aggregation of an area level for fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

Proved Developed and Undeveloped Oil, Condensate and LPG Reserves (a)
(millions of barrels)

	Australia	Asia	UK	Americas	Other (b)	Total
Reserves at 31 May 1998	517.7	14.3	71.3	20.5	—	623.8
Improved recovery	—	—	—	—	—	—
Revisions of previous estimates	17.0	(1.5)	3.7	6.5	1.7	27.4
Extensions and discoveries	—	0.1	—	0.1	18.7	18.9
Purchases/sales of reserves	(7.1)	—	—	—	—	(7.1)
Production (c)	(57.6)	(2.7)	(9.3)	(3.5)	—	(73.1)

Total changes	(47.7)	(4.1)	(5.6)	3.1	20.4	(33.9)

Reserves at 31 May 1999	470.0	10.2	65.7	23.6	20.4	589.9
Improved recovery	—	—	—	—	—	—
Revisions of previous estimates	26.2	(0.2)	2.0	(0.1)	2.3	30.2
Extensions and discoveries	19.9	—	1.9	9.4	9.5	40.7
Purchase/sales of reserves	—	(8.7)	—	(0.1)	—	(8.8)
Production (c)	(77.8)	(1.3)	(11.7)	(4.2)	—	(95.0)

Total changes	(31.7)	(10.2)	(7.8)	5.0	11.8	(32.9)

Reserves at 30 June 2000	438.3	—	57.9	28.6	32.2	557.0
Improved recovery	0.4	—	—	—	—	0.4
Revisions of previous estimates	5.3	—	0.1	0.5	0.4	6.3
Extensions and discoveries	4.4	—	0.8	67.6	73.3	146.1
Purchase/sales of reserves	(0.9)	—	—	3.8	(18.3)	(15.4)
Production (c)	(70.7)	—	(12.2)	(4.2)	(0.0)	(87.1)

Total changes	(61.5)	—	(11.3)	67.7	55.4	50.3

Reserves at 30 June 2001 (d)	376.8	—	46.6	96.3	87.6	607.3

Proved Developed Oil, Condensate and LPG Reserves (a)
(millions of barrels)
	Australia	Asia	UK	Americas	Other (b)	Total
Reserves at 31 May 1998	355.2	9.8	43.0	14.7	—	422.7
Reserves at 31 May 1999	331.7	8.8	49.4	14.8	—	404.7
Reserves at 30 June 2000	334.2	—	46.3	11.3	—	391.8
Reserves at 30 June 2001	268.6	—	40.9	9.4	—	318.9

(a)	In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.
(b)	‘Other’ consists of Algeria and Pakistan.
(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(d)	Total proved oil, condensate and LPG reserves include 19.7 million barrels derived from probabilistic aggregation procedures.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Proved Developed and Undeveloped Natural Gas Reserves

(billions of cubic feet)	Australia (a)	Asia (b)	UK	Americas	Other (c)	Total
Reserves at 31 May 1998	3,723.5	—	877.4	103.2	—	4,704.1
Improved recovery	—	—	—	—	—	—
Revisions of previous estimates	278.8	—	41.9	20.1	—	340.8
Extensions and discoveries	—	—	—	8.0	—	8.0
Purchase/sales of reserves	—	—	—	—	—	—
Production (d)	(157.7)	—	(69.6)	(5.2)	—	(232.5)

Total changes	121.1	—	(27.7)	22.9	—	116.3

Reserves at 31 May 1999	3,844.6	—	849.7	126.1	—	4,820.4
Improved recovery	—	—	—	—	—	—
Revisions of previous estimates	280.5	—	7.3	—	—	287.8
Extensions and discoveries	196.4	—	—	35.2	10.2	241.8
Purchases/sales of reserves	—	—	(79.1)	(2.7)	—	(81.8)
Production (d)	(188.8)	—	(72.9)	(16.2)	—	(277.9)

Total changes	288.1	—	(144.7)	16.3	10.2	169.9

Reserves at 30 June 2000	4,132.7	—	705.0	142.4	10.2	4,990.3
Improved recovery	—	—	—	—	—	—
Revisions of previous estimates	73.1	—	(43.9)	(26.4)	(0.3)	2.5
Extensions and discoveries	27.8	—	—	38.5	5.1	71.4
Purchases/sales of reserves	—	—	—	6.1	—	6.1
Production (d)	(167.7)	—	(67.1)	(21.5)	(2.5)	(258.8)

Total changes	(66.8)	—	(111.0)	(3.3)	2.3	(178.8)

Reserves at 30 June 2001 (e)	4,065.9	—	594.0	139.1	12.5	4,811.5

Proved Developed Natural Gas Reserves

(billions of cubic feet)	Australia (a)	Asia (b)	UK	Americas	Other (c)	Total
Reserves at 31 May 1998	2,396.4	—	639.3	96.4	—	3,132.1
Reserves at 31 May 1999	2,365.4	—	617.8	117.4	—	3,100.6
Reserves at 30 June 2000	2,437.0	—	522.4	125.9	—	3,085.3
Reserves at 30 June 2001	2,290.6	—	550.2	84.6	12.6	2,938.0

(a)	Production for Australia includes gas sold as LNG.
(b)	‘Asia’ consists of PNG, which had liquids reserve only, all of which were sold during 1999–2000.
(c)	‘Other’ consists of Pakistan.
(d)	Production for reserves differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(e)	Total proved natural gas reserves include 202.1 billion cubic feet derived from probabilistic aggregation procedures.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Conversion factors and abbreviations table

To Convert	To	Multiply by
Crude Oil (a)
Barrels (Bbl)	Cubic metres (m3)	0.158907
Barrels (Bbl)	Litres	158.907
Barrels (Bbl)	tonnes (t) (approx.)	0.136
LPG
tonnes (t)	Barrels (Bbl) (approx.)	11.6
Ethane
tonnes (t)	Thousand cubic feet (Mcf) (approx.)	26.8
LNG
tonnes (t)	Thousand cubic feet (Mcf) (approx.)	45.9
Natural Gas
Cubic feet (cf)	Cubic metres (m3)	0.0282623
Thousand cubic
feet (Mcf)	Cubic metres (m3)	28.2623
Billion cubic
feet (Bcf)	Cubic metres (m3)	28,262,300
Cubic metres (m3)	Cubic feet (cf)	35.3828
Oil Equivalents
Barrels (Bbl)	Cubic feet (cf) (approx.)	6,000
Million cubic feet	Barrels of oil equivalent	60,875
a day (MMcf/d)	a year (approx.)

(a)	Representative for a crude oil with average 33.5° API gravity.

Capitalised costs and costs incurred relating to oil and gas producing activities

The following table shows the aggregate capitalised costs relating to oil and gas producing activities and related accumulated depreciation, depletion and amortisation and valuation allowances in accordance with Australian GAAP except as otherwise indicated.

Capitalised costs include mineral rights attributable to the acquired oil and gas operations of Hamilton Oil Corporation (HOC) which was shown as an intangible in the BHP Billiton Limited Group’s consolidated Statement of Financial Position. In accordance with Australian GAAP, the gross property costs and accumulated depreciation, depletion and amortisation and valuation allowances attributable to the acquisition of HOC were recorded in the accounts of the BHP Billiton Limited Group using the purchase accounting method. In addition, amounts shown below also include revaluations of fixed assets above original costs, permissible under Australian GAAP.

	BHP Billiton Ltd Group
	2001 $m	2001 US$m	2000 $m
Capitalised costs
Unevaluated properties	538	274	417
Production properties	12,372	6,310	10,971

Total costs (a) (b)	12,910	6,584	11,388
less accumulated depreciation, depletion and amortisation and valuation allowances (a) (b)	6,039	3,080	5,200

Net costs	6,871	3,504	6,188

(a)
Includes $560 million (2000—$560 million) attributable to prior year revaluations of fixed assets above historical costs pursuant to Australian GAAP and related accumulated amortisation thereof of $425 million in 2001 (2000—$415 million).

(b)
Includes $233 million in 2001 (2000—$227 million) attributable to capitalised exploration, evaluation and development expenditures which would be expensed under US GAAP and related accumulated amortisation thereof of $170 million in 2001 (2000—$167 million).

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Costs incurred relating to oil and gas producing activities.

The following table shows costs incurred relating to oil and gas producing activities (whether charged to expense or capitalised). Amounts shown include interest capitalised in accordance with Australian GAAP.

Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activities and drilling of exploratory wells. Development costs were all expended to develop booked proved undeveloped reserves.

	BHP Billiton Ltd Group
	Australia	Americas	United Kingdom $m 2001	Other	Total wordwide	Total worldwide US$m

Acquisition of proved property	—	109	—	—	109	56
Acquisitions of unevaluated property	—	36	—	—	36	18
Exploration (a)	56	233	1	59	349	178
Development	197	204	111	233	745	380

	253	582	112	292	1,239	632

			2000 $m
Acquisitions of unevaluated property	—	4	—	—	4
Exploration (a)	35	180	2	42	259
Development	319	87	64	29	499

	354	271	66	71	762

			1999 $m
Acquisitions of unevaluated property	—	29	—	—	29
Exploration (a)	53	173	4	85	315
Development	601	37	118	30	786

	654	239	122	115	1,130

(a)	Represents gross exploration expenditure.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

51 Supplementary oil and gas information continued

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 9 but differs in several respects as to the level of detail and geographic presentation. Except as otherwise indicated, amounts shown are prepared on the basis of Australian GAAP, Amounts shown in the following table exclude interest income and borrowing costs, general corporate administrative costs and downstream processing of oil and gas into other products for resale. Petroleum general and administrative costs relating to oil and gas activities are included. Amortisation of goodwill, which under US GAAP is classified as mineral rights, attributable to acquired oil and gas producing operations of HOC is included in depreciation, depletion and amortisation.

Income taxes were determined by applying the applicable statutory rates to pretax income with adjustments for permanent differences and tax credits. Certain allocations of tax provisions among geographic areas were necessary and are based on management’s assessment of the principal factors giving rise to the tax obligation.

Revenues are reflected net of royalties but before reduction for windfall profit taxes (these are included in operating costs). Revenues include sales to affiliates but amounts are not significant.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

51    Supplementary oil and gas information continued

	BHP Billiton Ltd Group
	Australia		Americas	United Kingdom 2001 $m	Other	Total Worldwide	Total Worldwide US $m
Oil and gas sales	4,481		398	959	9	5,847	2,982
Deduct/(add)
Operating costs (a)	1,416		141	227	(4)	1,780	908
Exploration expenses (h)	57		198	1	51	307	157
Depreciation, depletion and amortisation (b) (c) (h)	532		121	297	18	968	493
Other, net (d)	(47)		—	—	—	(47)	(24)

	2,523		(62)	434	(56)	2,839	1,448
Income taxes	847		(64)	117	(10)	890	454

Results of oil and gas producing activities (e)	1,676		2	317	(46)	1,949	994

				2000 $m
Oil and gas sales	3,484		219	795	52	4,550
Deduct/(add)
Operating costs (a)	1,254		71	184	21	1,530
Exploration expenses (h)	34		135	2	38	209
Depreciation, depletion and amortisation (b) (c) (h)	494		60	311	20	885
Other, net (d)	(36)		—	(61)	(76)	(173)

	1,738		(47)	359	49	2,099
Income taxes	619		(15)	132	(49)	687

Results of oil and gas producing activities (e)	1,119		(32)	227	98	1,412

				1999 $m
Oil and gas sales	1,673		96	585	82	2,436
Deduct/(add)
Operating costs (a)	690		51	197	28	966
Exploration expenses (h)	47		79	4	65	195
Depreciation, depletion and amortisation (b) (c) (h)	317		41	297	37	692
Other, net	(121	) (f)	26	210 (g)	1	116

	740		(101)	(123)	(49)	467
Income taxes	219		(36)	28	(6)	205

Results of oil and gas producing activities (e)	521		(65)	(151)	(43)	262

(a)	Includes Resource Rent Tax of $1,196 million (2000—$732 million; 1999—$294 million).
(b)
Amortisation includes $12 million in 1999 attributable to goodwill associated with the acquisition of HOC, which under US GAAP would be treated as mineral rights. There is no such amortisation in 2001 and 2000 due to the write-off of this goodwill in 1999.

(c)	Includes $10 million (2000—$12 million; 1999—$14 million) attributable to amortisation of prior year revaluations of fixed assets in excess of costs pursuant to Australian GAAP.
(d)	Predominantly includes gain on asset sales plus Australian corporate tax rate adjustment in 2000.
(e)
Amounts shown exclude general corporate overheads, interest income and borrowing costs and downstream processing of oil and gas into products for resale and accordingly, do not represent all of the operations attributable to the BHP Billiton Limited Group’s petroleum segment presented in note 9. There are no outside equity interests.

(f)	Gain on asset sales.
(g)	Includes write-off of goodwill and write-down of mineral rights associated with the acquisition of HOC.
(h)
Exploration expenses exclude capitalized exploration evaluation and development expenditure of $9 million (2000—$8 million; 1999—$7 million) which would have been expensed under US GAAP. In a related manner, depreciation is higher in 2001 by $3 million (2000—$3 million; 1999—$3 million) than that required under US GAAP.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

51 Supplementary oil and gas information continued

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (‘Standardised Measure’) (unaudited).

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised Measure is based on the BHP Billiton Limited Group’s estimated proved reserves, (as presented in the section Reserves) and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The standardised measures reflect the adoption of uniform reserve reporting standards, which resulted in the removal of royalties from Australian reserves and restatement of proved reserves for the UK.

The Standardised Measure is prepared on a basis which presumes that year-end economic and operating conditions will continue over the periods in which year-end proved reserves would be produced. The effects of future inflation, future changes in exchange rates and expected future changes in technology, taxes and operating practices have not been included.

The Standardised Measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production at prices in effect at period end to derive future cash inflows. Future price increases may be considered only to the extent that they are provided by fixed contractual arrangements in effect at period end and are not dependent upon future inflation or exchange rate changes.

Future cash inflows are then reduced by future costs of producing and developing the period end proved reserves based on costs in effect at period end without regard to future inflation or changes in technology or operating practices. Future development costs include the costs of drilling and equipping development wells and construction of platforms and production facilities to gain access to proved reserves owned at period end. They also include future costs, net of residual salvage value, associated with the abandonment of wells, dismantling of production platforms and restoration of drilling sites. Future cash inflows are further reduced by future income taxes based on tax rates in effect at period end and after considering the future deductions and credits applicable to proved properties owned at period end. The resultant annual future net cash flows (after deductions of operating costs including resource rent taxes, development costs and income taxes) are discounted at 10% per annum to derive the Standardised Measure.

There are many important variables, assumptions and imprecisions inherent in developing the Standardised Measure, the most important of which are the level of proved reserves and the rate of production thereof. The Standardised Measure is not an estimate of the fair market value of the BHP Billiton Limited Group’s oil and gas reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated future changes in prices, costs and exchange rates, anticipated future changes in secondary tax and income tax rates and alternative discount factors representing the time value of money and adjustments for risks inherent in producing oil and gas.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

51 Supplementary oil and gas information continued

	BHP Billiton Ltd Group
	Australia	Americas	United Kingdom 2001 m$	Other	Total worldwide	Total worldwide US$m
Standardised Measure of discounted future net cash flows (unaudited)
Future cash inflows	38,611	5,217	4,899	1,416	50,143	25,573
Future production costs	(12,212)	(1,483)	(1,414)	(477)	(15,586)	(7,949)
Future development costs (a) (b)	(5,116)	(1,285)	(115)	(321)	(6,837)	(3,487)
Future income taxes	(6,229)	(821)	(992)	(98)	(8,140)	(4,151)

Future net cash flows	15,054	1,628	2,378	520	19,580	9,986
Discount at 10% per annum	(7,501)	(580)	(582)	(216)	(8,879)	(4,528)

Standardised Measure	7,553	1,048	1,796	304	10,701	5,458

			2000 $m
Future cash inflows	42,033	1,948	6,171	1,390	51,542
Future production costs	(14,954)	(361)	(1,629)	(395)	(17,339)
Future development costs	(2,741)	(253)	(258)	(344)	(3,596)
Future income taxes	(7,354)	(441)	(1,181)	(76)	(9,052)

Future net cash flows	16,984	893	3,103	575	21,555
Discount at 10% per annum	(9,235)	(258)	(847)	(297)	(10,637)

Standardised Measure	7,749	635	2,256	278	10,918

			1999 $m
Future cash inflows	23,694	639	4,844	728	29,905
Future production costs	(8,952)	(271)	(1,556)	(232)	(11,011)
Future development costs	(3,059)	(56)	(281)	(155)	(3,551)
Future income taxes	(4,063)	(55)	(874)	(14)	(5,006)

Future net cash flows	7,620	257	2,133	327	10,337
Discount at 10% per annum	(3,880)	(70)	(736)	(177)	(4,863)

Standardised Measure	3,740	187	1,397	150	5,474

(a)
Total future dismantlement, abandonment and rehabilitation obligations are estimated to be $1,203 million (US$689 million) (2001 dollars) and this amount has been included in the standardized measure calculation.

(b)	Future costs to develop our proved undeveloped reserves over the next three years are expected to be $1,293 million in 2002, $2,028 million in 2003 and $1,941 million in 2004.

Changes in the Standardised Measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown in discounted amounts (at 10% per annum). All other items of change represent discounted amounts before consideration of income tax effects.

The principal reasons for significant changes in the Standardised Measure are explained in notes to the table.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

51 Supplementary oil and gas information continued

	BHP Billiton Ltd Group
Changes in the standardised Measure of	2001		2001	2000		1999
discounted future net cash flows (unaudited)	$m		US$m	$m		$m
Standardised Measure—beginning of period	10,918		5,568	5,474		5,928
Revisions:
Prices, net of production costs	(397)		(202)	8,085		(1,246	) (a)
Revisions of quantity estimates (b)	(53)		(27)	839		612
Accretion of discount	1,528		779	848		901
Changes in production timing and other (c)	844		430	(466)		(294)

	12,840		6,548	14,780		5,901
Sales of oil and gas, net of production costs	(4,148)		(2,115)	(2,894)		(1,414)
Acquisitions of reserves-in-place	139		71	—		—
Sales of reserves-in-place	(47	) (d)	(24)	(118	) (e)	(122	) (f)
Development costs incurred which reduced previously estimated development costs	639		326	410		703
Extensions and discoveries, net of future costs	919		469	851		72
Changes in future income taxes	359		183	(2,111)		334

Standardised Measure—end of period	10,701		5,458	10,918		5,474

(a)	Mainly reduction in gas prices resulting from renegotiation of future gas price contractual arrangements for Liverpool Bay, consideration for which is included in deferred income. Refer note 25 and 28
(b)	Changes in reserves quantities are shown in the Oil & Gas Reserves on pages F-240 and F-241. Reserve quantities are discussed under ‘Business Description—Petroleum’.
(c)	Includes the effect of foreign exchange.
(d)	Reflects sale of Buffalo oil field in Northern Australia on 30 March 2001.
(e)	Reflects the sale of PNG assets in December 1999.
(f)	Reflects sale of Ravenspurn North and Johnston gas fields in the North Sea to Eastern Group Plc, completed on 5 July 1999.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

Production

The table below details our petroleum business’ historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the three years ended 30 June 2001. We have shown volumes and tonnages of marketable production, after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	Year ended June 30, 2001	13 months ended June 30, 2000	Year ended May 31, 1999
Crude Oil and Condensate Production (millions of barrels)
Australia/Asia	64.3	71.0	52.2
Americas	3.7	3.8	3.6
Europe/Africa/Middle East	11.1	10.9	8.9
Total	79.1	85.7	64.7
Natural Gas Production(1) (billions of cubic feet)
Australia/Asia	113.0	104.7	94.8	(4)
Americas	21.3	18.7	5.7
Europe/Africa/Middle East	70.8	70.9	71.0
Total	205.1	194.3	171.5
Liquefied Natural Gas (LNG) Production(2) (thousand tonnes)
Australia/Asia (leasehold production)	1,241.8	1,420.5	1,296.0
Liquefied Petroleum Gas (LPG) Production(3) (thousand tonnes)
Australia/Asia (leasehold production)(4)	582.1	675.0	555.5
Europe/Africa/Middle East (leasehold production)	92.5	68.7	46.8
Total	673.6	743.7	602.3
Ethane Production (thousand tonnes)
Australia/Asia (leasehold production)	67.4	86.5	74.4
Average Sales Price
Oil and Condensate (US$ per barrel)(5)	29.39	24.67	13.20
Natural gas (US$ per thousand cubic feet)	1.73	1.47	1.83
Average Production Cost(6)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	8.21	6.96	5.51
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	2.85	3.12	3.57

(1)	Natural gas production figures exclude gas sold as LNG or ethane.
(2)	LNG consists primarily of liquefied methane.
(3)	LPG consists primarily of liquefied propane and butane.
(4)	Production from Bass Strait decreased because of an explosion and fire at the Longford gas plant on September 25, 1998. Production rates returned to pre-incident levels in January 1999.
(5)	Oil and condensate prices net of commodity hedging were US$28.04 (2001), US$22.86 (2000) and US$13.20 (1999).
(6)
Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

52 US transitional reporting requirements (unaudited)

Following the change in balance date to 30 June, in accordance with US Securities and Exchange Commission (SEC) Rule 15D-10, unaudited consolidated financial statements, reconciled to US GAAP have been furnished with the annual report, covering the transitional month of June 1999 and the 12 month period ended 30 June 2000.

Summary management discussion and analysis comments referencing major transactions occurring in the month of June 1999 are included in this registration statement and should be read in conjunction with the following financial statements.

	BHP Billiton Ltd Group
	Corresponding annual report note (a)	12 months ended 30 June 2000		One month ended 30 June 1999
(A) Statement of Financial Performance		$m	US$m (b)	$m	US$m (b)
Operating revenue
Sales revenue	3	19,872	11,866	1,634	1,080
Other revenue	3	2,052	1,225	95	63

		21,924	13,091	1,729	1,143
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	4	17,549	10,479	1,409	932
Depreciation and amortisation	5	2,140	1,278	152	100
Borrowing costs	6	664	396	59	39

Profit from ordinary activities before income tax		1,571	938	109	72
Share of net profit of associated entities accounted for using the equity method	17	29	17	1	1

Profit from ordinary activities before income tax	7	1,600	955	110	73
deduct
Tax expense attributable to ordinary activities	8	51	30	66	44

Net profit		1,549	925	44	29
Outside equity interests in net profit		32	19	2	1

Net profit attributable to members of BHP Billiton Limited		1,581	944	46	30

Adjustment for initial adoption of revised accounting standard
AASB 1016: Accounting for Investments in Associates				250	166

Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax		280	167	(107)	(71)

Total direct equity adjustments to equity attributable to members of BHP Billiton Limited		280	167	143	95

Total changes in equity other than those resulting from transactions with owners	34	1,861	1,111	189	125

(a)	Corresponding annual report notes provide further details of results for the thirteen month period to 30 June 2000.

(b)
Translation of amounts from Australian currency into US currency has been made throughout this note for the convenience of the reader at the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on Friday 30 June 2000 (US$0.5971 = A$1) and Wednesday 30 June 1999 (US$0.6611 = A$1).

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

52 US transitional reporting requirements (unaudited) continued

		BHP Billiton Ltd Group
	Corresponding annual	As at 30 June 2000		As at 30 June 1999
(B) Statement of Financial Position	report note	$m	US$m	$m	US$m
Assets
Current assets
Cash assets	35	1,039	620	774	512
Receivables	12	2,629	1,570	2,623	1,734
Other financial assets	13	4	2	3	2
Inventories	14	2,138	1,277	2,389	1,579
Other assets	15	271	162	228	151

Total current assets		6,081	3,631	6,017	3,978

Non-current assets
Receivables	16	189	113	303	200
Investments accounted for under the equity method	17	632	377	310	205
Other financial assets	18	499	298	583	386
Inventories	19	159	95	188	124
Property, plant and equipment	20	19,586	11,695	22,404	14,811
Intangible assets	21	130	78	175	116
Deferred tax assets	8	1,268	757	1,105	731
Other assets	22	800	477	715	472

Total non-current assets		23,263	13,890	25,783	17,045

Total assets	9	29,344	17,521	31,800	21,023

Liabilities
Current liabilities
Payables	23	2,566	1,532	2,517	1,664
Interest bearing liabilities	24	2,530	1,511	1,760	1,164
Tax liabilities		192	115	150	99
Other provisions	25	1,535	916	1,662	1,098

Total current liabilities		6,823	4,074	6,089	4,025

Non-current liabilities
Payables	26	45	27	36	24
Interest bearing liabilities	27	5,868	3,504	10,060	6,651
Deferred tax liabilities	8	1,896	1,132	2,330	1,540
Other provisions	28	3,707	2,213	3,500	2,314

Total non-current liabilities		11,516	6,876	15,926	10,529

Total liabilities		18,339	10,950	22,015	14,554

Net assets	9	11,005	6,571	9,785	6,469

Equity
Contributed equity	29	7,093	4,235	6,684	4,419
Reserves	31	419	250	284	187
Retained profits	32	2,841	1,696	2,122	1,403

Total BHP Billiton Limited interest		10,353	6,181	9,090	6,009
Outside equity interest	33	652	390	695	460
Total equity	34	11,005	6,571	9,785	6,469

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

52 US transitional reporting requirements (unaudited) continued

		BHP Billiton Ltd Group
	Corresponding annual report note (a)	12 months ended 30 June 2000		One month ended 30 June 1999
(C) Statement of Cash Flows		$m	US$m	$m	US$m
Cash flows related to operating activities
Receipts from customers		19,250	11,494	1,709	1,130
Payments to suppliers, employees, etc.		(14,582)	(8,707)	(1,628)	(1,076)
Dividends received		46	27	—	—
Interest received		88	53	3	2
Borrowing costs		(801)	(478)	(115)	(76)
Proceeds from gas sales contract price re-negotiation		—	—	231	153
Other		277	165	60	39

Operating cash flows before income tax		4,278	2,554	260	172
Income taxes paid		(636)	(379)	36	23

Net operating cash flows	35	3,642	2,175	296	195

Cash flows related to investing activities
Purchases of property, plant and equipment		(983)	(587)	(119)	(79)
Exploration expenditure		(349)	(208)	(24)	(16)
Purchases of investments		(338)	(202)	(100)	(66)

Investing outflows		(1,670)	(997)	(243)	(161)
Proceeds from sale of property, plant and equipment		717	428	24	16
Proceeds from sale or redemption of investments		229	137	13	9
Proceeds from sale or partial sale of controlled entities and joint venture interests net of their cash		693	413	5	3

Net investing cash flows		(31)	(19)	(201)	(133)

Cash flows related to financing activities
Proceeds from ordinary share issues, etc.		251	150	24	16
Proceeds from interest bearing liabilities		1,263	754	395	261
Repayment of interest bearing liabilities		(4,822)	(2,879)	(45)	(30)
Dividends paid		(251)	(150)	(247)	(163)
Other		63	38	19	13

Net financing cash flows		(3,496)	(2,087)	146	97

Net increase in cash and cash equivalents		115	69	241	159
Cash and cash equivalents at beginning of period		789	471	573	379
Effect of foreign currency exchange rate changes on cash and cash equivalents		33	19	(25)	(17)

Cash and cash equivalents at end of period	35	937	559	789	521

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

52 US transitional reporting requirements (unaudited) continued

(D) Reconciliation to US GAAP

Refer note 50 for description of reconciling items.
	BHP Billiton Ltd Group
	12 months ended 30 June 2000		One month ended 30 June 1999
Net profit/(loss) for the financial period	$m	US$m	$m	US$m
Net profit attributable to members of BHP Billiton Limited
as reported in the consolidated Statement of Financial
Performance	1,581	944	46	30
Estimated adjustment required to accord with US GAAP (a):
add/(deduct)
—Depreciation
—write-downs	(47)	(28)	(4)	(2)
—revaluations	11	6	1	1
—Exploration, evaluation and development expenditures	(5)	(3)	—	—
—Pension plans	(28)	(17)	(2)	(1)
—Equity accounting	—	—	250	165
—Consolidation of Tubemakers of Australia Ltd	(6)	(4)	—	—
—Employee benefits	24	15	2	1
—Realised net exchange gains on sale of assets/closure of operations	41	24	—	—
—Asset write-downs	(907)	(541)	—	—
—Start-up costs	(15)	(8)	(1)	(1)
—Profit on asset sales	(30)	(18)	—	—

Total adjustment	(962)	(574)	246	163

Estimated profit according to US GAAP	619	370	292	193

	BHP Billiton Ltd Group
	As at 30 June 2000		As at 30 June 1999
Equity attributable to members of BHP Billiton Limited	$m	US$m	$m	US$m
Total equity	11,005	6,571	9,785	6,469
deduct outside equity interests	652	390	695	460

Equity attributable to members of BHP Billiton Limited	10,353	6,181	9,090	6,009
Estimated adjustment required to accord with US GAAP (a):
add/(deduct)
—Property, plant and equipment revaluations	(145)	(87)	(156)	(103)
—Exploration, evaluation and development expenditures	(58)	(35)	(53)	(35)
—Pension plans	72	43	100	66
—Consolidation of Tubemakers of Australia Ltd	93	56	99	65
—Employee benefits	31	19	7	5
—Employee Share Plan loans	(54)	(32)	(119)	(78)
—Asset write-downs	391	233	1,345	889
—Start-up costs	(16)	(9)	(1)	(1)
—Profit on asset sales	(30)	(18)	—	—

Total adjustment	284	170	1,222	808

Estimated equity attributable to members of BHP Billiton Limited according to US GAAP	10,637	6,351	10,312	6,817

(a) Reconciliation amounts for the 12 months ended 30 June 2000 are estimated equivalents based on thirteen months to June 2000 data.

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

53 BHP Billiton Group disclosures

On 29 June 2001 BHP Billiton Limited (formerly BHP Limited) and BHP Billiton Plc (formerly Billiton Plc) established a DLC structure to create a diversified global resources group, called BHP Billiton (the BHP Billiton Group). Under the terms of the DLC structure one existing BHP Billiton Plc share had an economic interest equivalent to 0.4842 existing BHP Billiton Limited shares and to ensure that the economic and voting interest of each BHP Billiton Limited and BHP Billiton Plc share was equivalent there was a bonus issue to BHP Billiton Limited shareholders at a ratio of 1.0651 additional BHP Billiton Limited shares for each existing share held on 5 July 2001. The bonus share issue was effective 29 June 2001.

To comply with Australian regulatory requirements, the BHP Billiton Limited Group has produced an Annual Report for BHP Billiton Limited, which complies with Australian generally accepted accounting principles (GAAP) and is presented in Australian dollars. Australian regulatory requirements do not allow the inclusion this year, in the BHP Billiton Limited Annual Report, of a Statement of Financial Performance, a Statement of Cash Flows or notes to the financial statements for the BHP Billiton Group. Australian regulatory requirements allow the inclusion of a pro forma Statement of Financial Position for the BHP Billiton Group as provided in this note.

The pro forma Statement of Financial Position combines the accounts of the BHP Billiton Limited Group and the BHP Billiton Plc Group, each being prepared in accordance with Australian GAAP. It is prepared on the historical cost basis, with no fair value adjustments.

Pro forma Statement of Financial Position	30 June 2001 $m
Assets
Current assets
Cash assets	2,542
Receivables	4,445
Other financial assets	424
Inventories	3,329
Other assets	257

Total current assets	10,997

Non-current assets
Receivables	766
Investments accounted for using the equity method	2,445
Other financial assets	1,088
Inventories	211
Property, plant and equipment	36,889
Intangible assets	1,203
Deferred tax assets	1,155
Other assets	1,349
Total non-current assets	45,106

Total assets	56,103

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON LIMITED GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in Australian dollars and prepared in accordance with Australian GAAP

53 BHP Billiton Group disclosures continued

Pro forma Statement of Financial Position	30 June 2001 $m
Liabilities
Current liabilities
Payables	4,510
Interest bearing liabilities	3,567
Tax liabilities	593
Other provisions	2,069

Total current liabilities	10,739

Non-current liabilities
Payables	283
Interest bearing liabilities	12,905
Deferred tax liabilities	2,950
Other provisions	5,012

Total non-current liabilities	21,150

Total liabilities	31,889

Net assets	24,214

Equity
Contributed equity	9,480
Reserves	1,061
Retained profits	12,911

Total BHP Billiton Group interest	23,452
Outside equity interest	762

Total equity	24,214

2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

BHP Billiton Plc Group

Annual Financial Statements

28 June 2001

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Independent Auditors’ Report

We have audited the consolidated profit and loss accounts, statements of total recognised gains and losses, statements of cash flow and reconciliations of movements in shareholders’ funds for the period 1 July 2000 to 28 June 2001 and each of the years in the two-year period ended 30 June 2000 of BHP Billiton Plc and subsidiaries (“the BHP Billiton Plc Group”). These consolidated financial statements are the responsibility of the board of directors of BHP Billiton Plc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated profit and loss accounts, statements of total recognised gains and losses, statements of cash flow and reconciliations of movements in shareholders’ funds referred to above present fairly, in all material respects, the results of operations and cash flows of the BHP Billiton Plc Group for the period 1 July 2000 to 28 June 2001 and each of the years in the two-year period ended 30 June 2000, in conformity with applicable generally accepted accounting principles in the United Kingdom.

As explained in the accounting policies, these consolidated financial statements have been drawn up for the purpose of showing the results of operations and cash flows of the BHP Billiton Plc Group without giving effect to the merger with the BHP Billiton Limited Group which was completed on 29 June 2001. Accordingly, these financial statements do not include the results of operations or cash flows of BHP Billiton Limited and its subsidiaries.

As discussed in the note to the financial statements on accounting policies, the Company changed its method of accounting for income taxes in 2001.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the BHP Billiton Plc Group results of operations for the period 1 July 2000 to 28 June 2001 and each of the years in the two-year period ended 30 June 2000 to the extent summarised in Note 24 to the consolidated financial statements referred to above.

/s/    PricewaterhouseCoopers
PricewaterhouseCoopers

London

3 September 2001

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Contents
Consolidated profit and loss account
Consolidated statement of total recognised gains and losses
Consolidated statement of cash flows
Notes to the financial statements

Notes to the financial statements
Accounting policies
1	Principal subsidiaries, joint ventures, associates and joint arrangements
2	Exceptional items
3	Segmental analysis by business
4	Geographical analysis
5	Operating costs
6	Net interest and similar items payable/(receivable)
7	Employees
8	Tax on profit on ordinary activities
9	Dividends
10	Earnings per share
11	Financial instruments
12	Reconciliation of movements in shareholders’ funds
13	Commitments
14	Pensions and post-retirement medical benefits
15	Reconciliation of operating profits to net cash inflow from operating activities
16	Returns on investments and servicing of finance
17	Capital expenditure and financial investment
18	Acquisitions and disposals
19	Management of liquid resources
20	Financing
21	Analysis of net debt
22	Related parties
23	Contingent liabilities
24	Summary of differences between UK and US generally accepted accounting principles (“GAAP”)
25	Subsequent events

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account
For the period 1 July 2000 to 28 June 2001

	Note	2001 excluding exceptional items US$m	2001 exceptional items (Note 2) US$m	2001 including exceptional items US$m	2000 restated US$m	1999 restated US$m

Turnover including share of joint ventures’ and associates’ turnover:
Group production	3	5,363	—	5,363	4,766	4,320
Trading and metals distribution		1,970	—	1,970	784	854

	3,4	7,333	—	7,333	5,550	5,174
Less: share of joint ventures’ and associates’ turnover included above	3,4	(673)	—	(673)	(559)	(552)

Group turnover	3,4	6,660	—	6,660	4,991	4,622

Turnover from Group production (excluding joint ventures and associates)	3	4,749	—	4,749	4,241	3,834
Continuing operations		4,573	—	4,573	4,241	3,734
Acquisitions	3	176	—	176	—	100
Related operating costs	5	(3,864)	35	(3,829)	(3,578)	(3,352)

Operating profit from Group production	3	885	35	920	663	482
Operating profit from trading and metals distribution		44	–	44	18	5

Group operating profit	3,4	929	35	964	681	487
Share of operating profit of joint ventures and associates	3,4	191	(114)	77	162	158

Operating profit including share of profits of joint ventures and associates	3,4	1,120	(79)	1,041	843	645
Continuing operations		1,032	(79)	953	843	634
Acquisitions	3	88	—	88	—	11
Merger transaction costs		—	(55)	(55)	—	—
Income from other fixed asset investments		18	—	18	8	12
Net interest and similar items payable
—Group	6	(117)	—	(117)	(11)	(62)
—Joint ventures and associates	6	(4)	—	(4)	(10)	(22)

Profit on ordinary activities before taxation	3,4	1,017	(134)	883	830	573
Tax on profit on ordinary activities	8	(311)	15	(296)	(223)	(143)

Profit on ordinary activities after taxation		706	(119)	587	607	430
Equity minority interests		(13)	34	21	(41)	(48)

Attributable profit		693	(85)	608	566	382
Dividends to shareholders	9	(278)	—	(278)	(232)	(218)

Retained profit for the financial year		415	(85)	330	334	164

Basic earnings per ordinary share (US cents) (a)	10	30.7		27.0	27.3	18.1
Diluted earnings per ordinary share (US cents) (a)	10	30.5		26.8	27.3	18.1
Dividend per ordinary share (US cents)	9			12.00	11.25	10.5

Attributable profit represents the profit for the financial period. All amounts are derived from continuing activities. There is no difference between the historical cost profits and losses and the profits and losses as presented in the profit and loss account above. Included within turnover and operating profit is US$1,146 million (2000: US$ nil; 1999: US$100 million) and US$88 million (2000: US$ nil; 1999: US$11 million) respectively attributable to acquisitions.

(a)
Whilst the presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer to note 2 for details of exceptional items excluded and to note 10 for details of the calculations.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Total Recognised Gains & Losses
For the period 1 July 2000 to 28 June 2001

	BHP Billiton Plc Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group
	2001	2000	1999	2001	2000	1999	2001	2000	1999
		restated	restated		restated	restated		restated	restated
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Attributable profit for the financial period	526	460	301	82	106	81	608	566	382
Exchange gains and losses on foreign currency net investments	—	(7)	(14)	—	—	—	—	(7)	(14)

Total recognised gains for the period	526	453	287	82	106	81	608	559	368

Prior year adjustments arising from the implementation of revised accounting policies (refer Accounting Policies):
—Deferred taxation	(171)	—	—	(29)	—	—	(200)	—	—
—Exploration	(15)	—	—	—	—	—	(15)	—	—
—Provisions	—	—	21	—	—	—	—	—	21

Total recognised gains since last annual report	340	453	308	53	106	81	393	559	389

Exchange gains and losses on foreign currency net investments include a related tax charge of US$ nil (2000: US$ nil; 1999: US$11 million).

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows
For the period 1 July 2000 to 28 June 2001

	Note	2001 US$m	2000 restated US$m	1999 restated US$m
Net cash inflow from Group operating activities	15	1,369	1,040	795
Dividends received from joint ventures		138	98	105
Returns on investments and servicing of finance	16	(216)	(145)	(126)
Taxation		(263)	(140)	(119)
Capital expenditure and financial investment	17	(2,400)	(896)	(579)
Acquisitions and disposals	18	(1,491)	(34)	(1,155)
Equity dividends paid		(246)	(223)	(223)

Net cash flow before management of liquid resources and financing		(3,109)	(300)	(1,302)
Management of liquid resources	19	365	(232)	1,394
Financing	20	2,853	643	(299)
—Issue of shares/Share Repurchase Scheme		850	(2)	(116)
—Debt		2,003	645	(183)

Increase in cash in the year	21	109	111	(207)

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year	21	109	111	(207)
Cash flow from debt and lease financing	20	(2,003)	(645)	183
Cash flow from management of liquid resources	19	(365)	232	(1,394)

Change in net debt arising from cash flows		(2,259)	(302)	(1,418)
Loans acquired with subsidiaries	21	(665)	—	(42)
Other non-cash movements	21	—	7	(15)
Exchange adjustments	21	121	84	12

Movement in net debt		(2,803)	(211)	(1,463)
Net debt at start of year	21	(1,183)	(972)	491

Net debt at end of year	21	(3,986)	(1,183)	(972)

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Accounting Policies

Basis of accounting

On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, entered into a Dual Listed Companies (“DLC”) merger. The consolidated financial statements set out herein have been drawn up for the purpose of showing the results of operations and cashflows of the BHP Billiton Plc Group as it was prior to the DLC merger (the BHP Billiton Plc pre-merger group) and so exclude BHP Billiton Limited and its subsidiaries.The consolidated financial statements have been prepared under the historical cost convention (except as discussed under tangible fixed assets below) and in accordance with applicable accounting standards and the United Kingdom Companies Act 1985 as applicable to the BHP Billiton Plc pre-merger group, except as described in the accounting policies note on foreign currencies.

The consolidated financial statements reflect the results of subsidiaries included in the BHP Billiton Plc pre-merger group (and exclude BHP Billiton Limited and its subsidiaries for the reasons set out above). Where the BHP Billiton Plc pre-merger group’s interest is less than 100%, the share attributable to outside shareholders is reflected in minority interests. The accounting policies have been applied consistently in the preparation of the consolidated financial statements.

Application of new accounting standards and changes in accounting policies

The BHP Billiton Plc Group has adopted the transitional provisions of FRS 17 “Retirement Benefits” and has adopted FRS 18 “Accounting Policies” and FRS 19 “Deferred Tax”.

In accordance with the transitional arrangements under FRS 17 full implementation is only required for accounting periods ending after 22 June 2003. For the current year additional disclosures only are required prior to full implementation.

The adoption of FRS 18 has had no effect on the results for the period nor on amounts disclosed for prior periods.

FRS 19 has been adopted in advance of the mandatory effective date for all periods presented. Prior to the adoption of FRS 19, the BHP Billiton Plc Group provided for deferred taxation under the liability method, only to the extent that it was probable that a liability or asset would crystallise in the foreseeable future. As a result of FRS 19, the new policy requires that full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at the balance sheet date, except as follows:

•
Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute all past earnings exists;

•
Deferred tax is not recognised on the difference between book values and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

•	Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

The adoption of the new policy, which has been made by way of an adjustment to previously published results as though the revised policy had always been applied by the BHP Billiton Plc Group, has had the following effects:

•	The previously published figures at 1 July 1999 and 30 June 2000 have been restated as follows:

(a)	the deferred tax balance has been increased by US$288 million and US$294 million respectively;

(b)	goodwill has been increased by US$111 million and US$104 million respectively due to increased deferred tax liabilities at the date of acquisition of businesses; and

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Accounting Policies (continued)

Application of new accounting standards and changes in accounting policies (continued)

(c)
investments in joint ventures have been reduced by US$49 million for both periods resulting in decreases in shareholders’ funds of US$189 million and US$200 million after taking account of the change in minority interests of US$37 million and US$39 million respectively;

•
Operating profit and the tax on profit on ordinary activities for the year ended 30 June 2000 have been decreased by US$7 million and increased by US$6 million respectively from the figures previously published, resulting in profit after tax and attributable profit being decreased by US$13 million and US$11 million respectively;

•
Operating profit and the tax on profit on ordinary activities for the year ended 30 June 1999 have been decreased by US$5 million and increased by US$11 million respectively from the figures previously published, resulting in profit after tax and attributable profit being decreased by US$16 million and US$1 million respectively; and

•
The impact on the current year operating profit and charge for taxation is a decrease of US$7 million and of US$58 million respectively, resulting in attributable profit being increased by US$37 million, of which US$18 million is attributable to exceptional items.

Prior to 28 June 2001 the BHP Billiton Plc Group’s policies for the treatment of exploration expenditure was that expenditure incurred prior to a project being considered to be commercially viable was recognised as a charge in the profit and loss account. Expenditure incurred subsequent to the determination of commercial viability was capitalised. Further, the BHP Billiton Plc Group’s policy required the write back of provisions established prior to a project being considered to be commercially viable, to the extent that the relevant costs were recoverable.

For the period 1 July 2000 to 28 June 2001 the BHP Billiton Plc Group’s policy has changed to preclude the write back of costs previously recognised in the profit and loss account when a project is considered to have become commercially viable.

The adoption of the new policy, which has been made by way of an adjustment to previously published results as though the revised policy had always been applied by the BHP Billiton Plc Group, has had the following effects:

•	Exploration expenditure at 1 July 1999 and 30 June 2000 and shareholders’ funds as at those dates have been reduced by US$15 million; and

•	The current year exploration cost has been reduced by US$5 million and profit after tax has been increased by the same amount.

Acquisitions, disposals and goodwill

On the acquisition of a business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. On the acquisition of a minority interest in a subsidiary undertaking, attributable fair values are recognised in relation to the relevant proportion of the identifiable separable assets and liabilities of the subsidiary undertaking.

Mineral reserves and resources, which can be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves and resources and mineral rights, for which, in the Directors’ opinion, values cannot reliably be determined, are not recognised. Accordingly, goodwill arising on acquisition may include amounts in respect of these items.

Where the fair value of the consideration paid exceeds the fair value of the separable assets and liabilities acquired, the difference is treated as purchased goodwill and any excess of the fair value of the separable assets and liabilities acquired over the fair value of the consideration given is treated as negative goodwill. Goodwill arising on acquisitions since 1 July 1998 is capitalised and amortised over its estimated useful economic life. Currently, useful economic lives range between 17 and 20 years. Negative goodwill arising on acquisitions since 1 July 1998 is capitalised and released to the profit and loss account in proportion to the realisation of the non-monetary assets acquired. Goodwill and negative goodwill arising on acquisitions prior to 1 July 1998 remain set off against reserves.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Accounting Policies (continued)

Acquisitions, disposals and goodwill (continued)

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised.

Joint ventures

A joint venture is an entity in which the BHP Billiton Group holds a long-term interest and which is jointly controlled by the BHP Billiton Group and one or more other venturers. Decisions regarding the financial and operating policies essential to the activities, economic performance and financial position of that venture require the consent of each of the venturers that together jointly control the entity. A formal agreement between these venturers is not necessary to create joint control provided that in practice each relevant venturer’s consent is required for strategic decisions.

The results of joint ventures are accounted for using the gross equity method of accounting. Under the gross equity method, the cost of the investment in the venture is adjusted by BHP Billiton Group’s proportionate share of the results of operations of the venture.

Joint arrangements

The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities where all significant matters of operating and financial policy are determined by the participants such that the entity itself has no significant independence to pursue its own commercial strategy. These contractual arrangements do not create an entity, such as a joint venture, due to the fact that the policies are those of the participants, not a separate entity carrying on a trade or business of its own.

The financial statements of the BHP Billiton Group include its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the BHP Billiton Group’s interest in the joint arrangement.

Foreign currencies

The BHP Billiton Plc Group’s reporting currency is US dollars as this is the dominant currency in which the BHP Billiton Plc Group companies operate.

Transactions denominated in foreign currencies are recorded using the exchange rate ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Foreign currency deposits held to meet known commitments for capital expenditure are translated at the rate of exchange at the date of the purchase of the deposit. Other monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on retranslation are included in the consolidated profit and loss account.

Subsidiaries and joint ventures which maintain their accounting records in a currency different to the currency of the primary economic environment in which they operate (“functional currency”) translate their accounts into the functional currency using the temporal method prior to consolidation. In effect this results in non-monetary assets and liabilities being recorded at their historical cost expressed in functional currency whilst monetary assets and liabilities are stated at the closing rate. Differences on translation are included in the profit and loss account.

Profit and loss accounts of subsidiaries and joint ventures which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than material exceptional items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint ventures, together with differences between their profit and loss accounts translated at average and closing rates, are shown as a movement in reserves and in the consolidated statement of total recognised gains and losses. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation, are also shown as a movement in reserves and in the consolidated statement of total recognised gains and losses.

The inclusion in the profit and loss account of exchange gains and losses on unsettled transactions is required by accounting standards in order to give a true and fair view of the BHP Billiton Plc Group’s results. Compliance with accounting standards overrides the requirement of the United Kingdom Companies Act 1985 that only profits realised at the balance sheet date be included in the profit and loss account. The effect is disclosed in Note 6.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to financial statements

Accounting Policies (continued)

Financial instruments

The accounting method used for derivative financial instruments (such as forward exchange contracts, currency swaps and commodity contracts) is determined by whether or not the instrument is designated as a hedge of an existing exposure or a firm commitment and, if so, by the accounting method used for the item being hedged.

Financial instruments used to hedge existing exposures are included at market value with the resulting gains and losses taken to income when the gains and losses on the underlying hedged transactions are recognised. Gains and losses on hedges of firm commitments are deferred and recognised when any gains or losses on the hedged transaction are recognised. Derivative financial instruments that are not designated as a hedge are valued at market at balance sheet date, and gains and losses are taken to the profit and loss account.

Tangible fixed assets

Mineral rights

Mineral rights acquired by the BHP Billiton Plc Group are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated over the production life of the asset.

Mineral leases

The BHP Billiton Plc Group’s minerals leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

Exploration, evaluation and development expenditure

In respect of minerals, exploration and evaluation expenditure is charged to the profit and loss account as incurred except in respect of cost centres where:

•	It is expected that the expenditure will be recouped by future exploitation or sale; or

•
Substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to financial statements

Other tangible fixed assets

The cost of other tangible fixed assets includes financing and other appropriate direct and indirect costs incurred on major capital projects from the commencement of construction until the start of commercial production.

Depreciation, depletion and amortisation

The book value of tangible fixed assets (including the original capital expenditure on mines and any subsequent replacement expenditure) is depreciated over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major fixed assets are depreciated as follows:

Freehold land	Not depreciated
Freehold buildings	25-50 years straight line
Leasehold land and buildings	On a straight line basis over the life of the lease up to a maximum of 50 years
Other mining assets	Over the life of the proven and probable reserves
Plant and machinery	Economic useful life (4 to 30 years)
Vehicles	Economic useful life (3 to 5 years)
Computer systems	Up to 8 years

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves of each project as applicable.

Other investments

Fixed asset investments, other than joint ventures and associates, are stated individually at cost less provisions for impairments.

Current asset investments are valued at the lower of cost and net realisable value. In determining net realisable values, market values are used in the case of listed investments and Directors’ estimates are used in the case of unlisted investments.

Employee share awards

The estimated cost of share awards made by the BHP Billiton Plc Group are charged to profit over the period to the date of expected vesting or the performance period as appropriate. Where shares are acquired in advance of vesting, the cost of these share investments is included within other fixed asset investments offset by amounts charged to profit relating to those shares.

Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of production, including attributable mining and manufacturing overheads.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to financial statements

Deferred taxation

Corporation tax

Full provision is made for deferred taxation on all timing differences, which have arisen but not reversed at the balance sheet date, except as follows:

•
Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute all past earnings exists;

•
Deferred tax is not recognised on the difference between book values and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

•	Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Resource rent taxes and royalties

Resource rent taxes and royalties are charges to operating profit; full provision is made for all timing differences which have arisen but not reversed at the balance sheet date except that carried forward resource rent tax benefits are recognised only to the extent that it is more likely than not that they will be recovered.

Provision for employee benefits

Provision is made in the accounts for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Plc Group’s share of debtors and creditors, including obligations for funding shortfalls, have been recognised.

Pension costs and other post-retirement benefits

The BHP Billiton Plc Group operates or participates in a number of pension schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Plc Group and are administered by trustees or management boards. For schemes of the defined-contribution type or those operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the BHP Billiton Plc Group’s employees, the pension charge is calculated on the basis of contributions payable. For defined-benefit schemes, the cost of providing pensions is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice.

Certain BHP Billiton Plc Group companies provide post-retirement medical benefits to qualifying pensioners. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes, there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Plc Group companies, the cost of providing the post-retirement benefits is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice. For other funded schemes the charge to the profit and loss account is calculated on the basis of premiums payable.

Leases

Assets held under leases, which result in the BHP Billiton Plc Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised as tangible fixed assets at the estimated present value of underlying lease payments.

The corresponding finance lease obligation is included within creditors due within or after more than one year. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Rentals paid on operating leases are charged to the profit and loss account on a straight line basis over the lease term. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Decommissioning, site restoration and environmental costs

BHP Billiton Plc Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Plc Group’s environmental policies. The expected cost of any approved decommissioning or restoration programme, discounted to its net present value, is provided and capitalised when the related environmental disturbance occurs, based on the BHP Billiton Plc Group’s interpretation of environmental and regulatory requirements and its own environmental policies where they are more onerous. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision for the expected cost is included with interest and similar items. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of chemical spills, seepage or other contingent events gives rise to a loss which is probable and reliably estimable.

The cost of ongoing programs to prevent and control pollution and to rehabilitate the environment is charged to the profit and loss account as incurred.

Turnover

Turnover from the sale of goods and disposal of other assets is recognized when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of title, risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured.

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date which is the date the commodity is delivered to the shipping agent. Revenue is recognized on the bill of lading date. For certain sales (principally coal sales to adjoining power stations), title passes and revenue is recognized when the goods have been received.

In cases where the terms of the executed sales agreement allows for an adjustment to the sales price based on a survey (eg. an assay for mineral content) of the goods by the customer, recognition as revenue of a portion of the sales price is deferred at the time of shipment until a final adjustment is determined. Historically these adjustments have been insignificant.

Exchange rates

The following exchange rates have been utilised in these financial statements

Versus US dollar	2001 average	2000 average	1999 average	28 June 2001	30 June 2000	30 June 1999
South African rand	7.16	6.34	6.05	8.08	6.82	6.04
Australian dollar	1.87	1.59	1.60	1.98	1.66	1.51
Brazilian real	2.01	1.83	1.46	2.30	1.80	1.77
Chilean peso	577	523	N/A	632	540	N/A
Colombian peso	2,233	1,957	1,547	2,297	2,148	1,547
Canadian dollar	1.52	1.48	1.51	1.52	1.48	1.51

The BHP Billiton Plc Group had no holdings in Chile throughout fiscal 1999 and therefore no exchange rate has been quoted above.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Net interest cost

Net interest cost is generally expensed as incurred except where it relates to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalised up to the date when the asset is ready for its intended use. The amount of interest capitalised for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to financial statements

Note 1. Principal Subsidiaries, Joint Ventures, Associates and Joint Arrangements

Subsidiary undertakings

The principal subsidiary undertakings of the BHP Billiton Plc Group, none of which are held directly by BHP Billiton Plc (parent entity), are as follows:

			BHP Billiton Plc Group’s effective interest
Name	Country of incorporation	Principal activity	28 June 2001%	30 June 2000%	30 June 1999%
Billiton Aluminium South Africa Limited	South Africa	Aluminium smelting	100	100	100
Rio Algom Limited	Canada	Holding company	100	—	—
Compania Minera Cerro Colorado Limitada	Chile	Copper	100	—	—
Pering Mine (Pty) Limited	South Africa	Lead and zinc mining	100	100	100
Billiton Metals Canada Inc	Canada	Copper and zinc mining	100	100	100
Ingwe Coal Corporation Limited	South Africa	Coal mining	100	100	100
Coal Operations Australia Limited	Australia	Coal mining	100	100	100
QNI Limited	Australia	Nickel refining	100	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	100	100	99
Samancor Limited	South Africa	Steel and Ferroalloys	60	60	60
Groote Eylandt Mining Co Pty Limited	Australia	Manganese mining	60	60	60
Tasmanian Electro Metallurgical Co Pty Limited	Australia	Manganese alloys	60	60	60
NAMD Inc	United States	Marketing and trading	100	—	—
Billiton Development BV	Netherlands	Exploration	100	100	100
Billiton Marketing BV	Netherlands	Marketing and trading	100	100	100
Billiton Marketing AG	Switzerland	Marketing and trading	100	100	—
Billiton Finance BV	Netherlands	Finance	100	100	100
Billiton International Services Limited	UK	Commercial and technical services	100	100	100
Billiton SA Limited	South Africa	Holding and service company	100	100	100
Billiton Company BV	Netherlands	Holding company	100	100	100
Billiton International Metals BV	Netherlands	Commercial and technical services	100	100	100

The BHP Billiton Plc Group comprises a large number of companies, all unlisted. The list above only includes those companies which principally affect the profit or net assets of the BHP Billiton Plc Group together with the principal intermediate holding companies.

Until the acquisition of its remaining minority interest in October 1998, the BHP Billiton Plc Group exercised influence over the operating and financial policies of Trans-Natal Coal Corporation Limited equivalent to that which the holder of the majority of voting shares would be able to exercise and up to that date, Trans Natal Coal Corporation Limited held more than 50% of the ordinary share capital and voting rights in Ingwe Coal Corporation Limited. Both companies were therefore subsidiary undertakings of BHP Billiton Plc (parent entity) throughout the period 1 July 2000 to 28 June 2001 and each of the two years ended 30 June 2000.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 1. Principal Subsidiaries, Joint Ventures, Associates and Joint Arrangements (continued)

Joint ventures

The principal joint ventures of the BHP Billiton Plc Group are set out below. Where the BHP Billiton Plc Group’s interest in a joint venture was held by a subsidiary undertaking which was not wholly owned by the BHP Billiton Plc Group, the subsidiary undertaking is indicated below:

			BHP Billiton Plc Group’s effective interest
Name	Country of incorporation	Principal activity	28 June 2001%	30 June 2000%	30 June 1999%
Richards Bay Minerals (i)	South Africa	Titanium dioxide and mineral sands	50	50	50
Columbus Joint Venture (ii)	South Africa	Stainless steel production	20	20	20
Polyfos (Pty) Limited (ii)	South Africa	Manufacture of sodium tripolyphosphate	—	29	29
Carbones del Cerrejon SA	Colombia	Steaming coal	33	—	—
Cerrejon Zona Norte SA	Colombia	Steaming coal	17	—	—
Minera Antamina SA	Peru	Copper and zinc mining	34	—	—
Highland Valley Copper	Canada	Copper mining	34	—	—

Notes

(i) Richards Bay Minerals comprises two legal entities as follows:
			BHP Billiton Plc Group’s effective interest
Name	Country of incorporation	Principal activity	28 June 2001%	30 June 2000%	30 June 1999%
Tisand (Pty) Limited	South Africa	Mineral sands mining	51	51	51
Richards Bay Iron and Titanium (Pty) Limited	South Africa	Titanium dioxide, zircon and rutile	49	49	49

In accordance with the shareholder agreement between the BHP Billiton Plc Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Plc Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.

(ii) Held by Samancor Limited in which the BHP Billiton Group has a 60% interest.

Associates

The principal associate of the BHP Billiton Plc Group is as follows:
			BHP Billiton Plc Group’s effective interest
Name	Country of incorporation	Principal activity	28 June 2001%	30 June 2000%	30 June 1999%
Minera Alumbrera Limited	Argentina	Copper and gold mining	25	—	—

Proportionally included joint arrangements

The principal joint arrangements in which the BHP Billiton Plc Group has a participating interest and which are proportionally included in the financial statements are set out below. Where the BHP Billiton Plc Group’s interest was held by a subsidiary undertaking which was not wholly owned by the BHP Billiton Plc Group, the subsidiary undertaking is indicated below:

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 1. Principal Subsidiaries, Joint Ventures, Associates and Joint Arrangements (continued)

			BHP Billiton Plc Group’s effective interest
Name	Country of incorporation	Principal activity	28 June 2001%	30 June 2000%	30 June 1999%
Worsley	Australia	Bauxite mining and alumina refinery	86	30	30
Alumar	Brazil	—Alumina refinery	36	36	36
		—Aluminium smelter	46	46	46
NV Billiton Maatschappij Surinam	Surinam	—Bauxite mining	76	76	76
		—Alumina refinery	45	45	45
Valesul Aluminio SA (a)	Brazil	Aluminium smelting	41	41	41
Mozal S.A.R.L.	Mozambique	Aluminium smelter	47	47	47
Middelburg Mine (b)	South Africa	Coal mining	83	83	83
Douglas Colliery (b)	South Africa	Coal mining	83	83	83
Matla Colliery (b)	South Africa	Coal mining	—	50	50
Richards Bay Coal Terminal Company Limited (b)	South Africa	Coal exporting	40	40	42
Rietspruit Mine (b)	South Africa	Coal mining	50	50	50
Bayswater Colliery (c)	Australia	Coal mining	—	83	78
Wallarah Colliery	Australia	Coal mining	80	80	80

Notes:

(a)	The BHP Billiton Plc Group has a 45.5% economic interest in Valesul Aluminio SA.
(b)	Held by Ingwe Coal Corporation Limited.
(c)	During the year the outstanding interest was acquired by Coal Operations Australia Limited.

The above joint arrangements are controlled jointly with one or more partners, generally with each partner supplying material, receiving processed resource and paying capital and operating costs in proportion to its interest.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 2. Exceptional Items

Exceptional items analysed by category:

Write down in carrying value of assets	Gross 2001 US$m	Tax 2001 US$m	Net 2001 US$m
Coal: Lake mines assets	(26)	6	(20)
Stainless steel: Columbus joint venture assets (a)	(114)	30	(84)

	(140)	36	(104)

Sale of expansion rights	Gross 2001 US$m	Tax 2001 US$m	Net 2001 US$m
Aluminium: Mozal II (b)	61	(21)	40

	61	(21)	40

Merger transaction costs	Gross 2001 US$m	Tax 2001 US$m	Net 2001 US$m
Central items	(55)	—	(55)
	(55)	—	(55)

Exceptional items	(134)	15	(119)

Note 2. Exceptional Items (continued)

Exceptional items analysed by business segment:	Gross 2001 US$m	Tax 2001 US$m	Net 2001 US$m
Aluminium	61	(21)	40
Coal	(26)	6	(20)
Steel and ferroalloys	(114)	30	(84)
Ferroalloys	—	—	—
Stainless steel	(114)	30	(84)
Central items	(55)	—	(55)
Exceptional items	(134)	15	(119)

(a)	The writedown has been presented on a gross investment basis and does not include US$34 million attributable to equity minority interests.
(b)
In addition to its 47% interest in the Mozal aluminium smelter, the BHP Billiton Plc Group owned 85% of any expansion rights. During the year it sold expansion rights of 38% to its partner for consideration valued at US$61 million (US$40 million net of tax). No expenditure had previously been specifically made to acquire the expansion rights and as such the net book value of the expansion rights was nil. Pursuant to the original shareholders agreement, under which the BHP Billiton Group entered into the Mozal joint venture with several other parties, the BHP Billiton Group was given 85% preferential rights in any future expansion phases of the development. These rights were granted to the BHP Billiton Group at no cost, that is without requiring the BHP Billiton Group to fund any special capital contributions or make any one-off payments.

There were no exceptional items for the years ending 30 June 2000 and 30 June 1999 respectively.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 3. Segmental Analysis by Business

(a)	Turnover is attributable to the mining, refining, smelting, marketing and sale of metals, metal products, minerals and coal. Total turnover by business segment is as follows:

	BHP Billiton Plc Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group
	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m
Aluminium	2,939	2,323	2,073	32	34	87	2,971	2,357	2,160
Base metals	273	197	237	90	6	2	363	203	239
Coal	1,268	1,012	1,106	83	—	—	1,351	1,012	1,106
Nickel	457	497	287	—	—	—	457	497	287
Steel and ferroalloys	926	962	919	199	243	178	1,125	1,205	1,097
Ferroalloys	926	962	919	43	64	51	969	1,026	970
Stainless steel	—	—	—	156	179	127	156	179	127
Titanium minerals	—	—	—	269	276	285	269	276	285
Metals distribution	797	—	—	—	—	—	797	—	—

	6,660	4,991	4,622	673	559	552	7,333	5,550	5,174

Turnover from acquisitions included above:
Base metals	176	—	100	90	—	—	266	—	100
Coal	—	—	—	83	—	—	83	—	—
Metals distribution	797	—	—	—	—	—	797	—	—

Turnover attributable to associates of US$44 million (2000: nil; 1999: nil) is included in Base metals.

(b)	Profit on ordinary activities before taxation by business segment is as follows:

	BHP Billiton Plc Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group
	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m
Aluminium	571	430	273	1	1	2	572	431	275
Base metals	41	27	23	25	—	—	66	27	23
Coal	217	52	154	14	—	—	231	52	154
Nickel	81	140	(20)	—	—	—	81	140	(20)
Steel and ferroalloys	94	142	151	(125)	6	(12)	(31)	148	139
Ferroalloys	94	142	151	—	7	2	94	149	153
Stainless steel	—	—	—	(125)	(1)	(14)	(125)	(1)	(14)
Titanium minerals	—	—	—	162	155	168	162	155	168
Metals distribution	23	—	—	—	—	—	23	—	—
New business and technology	(40)	(52)	(59)	—	—	—	(40)	(52)	(59)
Central items	(23)	(58)	(35)	—	—	—	(23)	(58)	(35)

Operating profit	964	681	487	77	162	158	1,041	843	645
Merger transaction costs	(55)	—	—	—	—	—	(55)	—	—
Income from fixed asset investments	18	8	12	—	—	—	18	8	12
Net interest	(117)	(11)	(62)	(4)	(10)	(22)	(121)	(21)	(84)

Profit before taxation	810	678	437	73	152	136	883	830	573

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to financial statements

Note 3. Segmental Analysis by Business (continued)

	BHP Billiton Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group
	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m
Operating profit from acquisitions included above:
Base metals	24	—	11	25	—	—	49	—	11
Coal	—	—	—	16	—	—	16	—	—
Metals distribution	23	—	—	—	—	—	23	—	—

Operating profit attributable to associates of US$22 million (2000: US$ nil; 1999: US$ nil) is included in Base metals.

Included above are exceptional items totaling US$189 million (2000: US$ nil; 1999: US$ nil) which are described in Note 2.

(c)	Turnover from Group production by business segment is as follows:

	BHP Billiton Plc Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group
	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m
Aluminium	1,957	1,664	1,422	—	6	23	1,957	1,670	1,445
Base metals	260	106	100	90	—	—	350	106	100
Coal	1,168	1,012	1,106	83	—	—	1,251	1,012	1,106
Nickel	457	497	287	—	—	—	457	497	287
Steel and ferroalloys	907	962	919	172	243	178	1,079	1,205	1,097
Ferroalloys	907	962	919	16	64	51	923	1,026	970
Stainless steel	—	—	—	156	179	127	156	179	127
Titanium minerals	—	—	—	269	276	285	269	276	285

	4,749	4,241	3,834	614	525	486	5,363	4,766	4,320

Turnover from acquisitions included above:
Base metals	176	—	100	90	—	—	266	—	100
Coal	—	—	—	83	—	—	83	—	—

Turnover attributable to associates of US$44 million (2000: US$ nil, 1999: US$ nil) is included in Base metals.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 3. Segmental Analysis by Business (continued)

(d)	Operating profit from Group production by business segment is as follows:

	BHP Billiton Plc Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group
	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m
Aluminium	558	409	267	—	1	2	558	410	269
Base metals	41	30	24	25	—	—	66	30	24
Coal	209	52	154	16	—	—	225	52	154
Nickel	81	140	(20)	—	—	—	81	140	(20)
Steel and ferroalloys	94	142	151	(126)	6	(12)	(32)	148	139

Ferroalloys	94	142	151	(1)	7	2	93	149	153
Stainless steel	—	—	—	(125)	(1)	(14)	(125)	(1)	(14)

Titanium minerals	—	—	—	162	155	168	162	155	168
New business and technology	(40)	(52)	(59)	—	—	—	(40)	(52)	(59)
Central items	(23)	(58)	(35)	—	—	—	(23)	(58)	(35)

	920	663	482	77	162	158	997	825	640

Operating profit from Group production by business segment is as follows:

	BHP Billiton Plc Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group
	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m
Operating profit from acquisitions included above:
Base metals	24	—	11	25	—	—	49	—	11
Coal	—	—	—	16	—	—	16	—	—

Operating profit attributable to associates of US$22 million (2000: US$ nil; 1999: US$ nil) is included in Base metals.

Included above are exceptional items totaling US$14 million (2000: US$ nil; 1999: US$ nil) which are described in Note 2.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 4. Geographical Analysis

(a)	Turnover by geographical market is as follows:

	BHP Billiton Plc Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group
	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m
Southern Africa	749	721	674	60	87	86	809	808	760
Europe	2,723	2,007	1,918	213	133	133	2,936	2,140	2,051
Latin America	148	114	161	31	25	4	179	139	165
Australia	313	286	231	2	3	10	315	289	241
Japan	443	452	554	54	42	29	497	494	583
South Korea	242	249	187	26	12	11	268	261	198
South East Asia	381	428	301	65	44	30	446	472	331
North America	1,443	656	482	211	213	249	1,654	869	731
Rest of World	218	78	114	11	—	—	229	78	114

	6,660	4,991	4,622	673	559	552	7,333	5,550	5,174

(b)	Turnover by geographical origin is as follows:

	BHP Billiton Plc Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group
	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m
Southern Africa	2,666	2,794	2,679	441	525	486	3,107	3,319	3,165
Europe	1,399	706	871	—	—	—	1,399	706	871
Latin America	890	723	530	127	—	—	1,017	723	530
Australia	838	689	466	—	—	—	838	689	466
North America	867	79	76	105	34	66	972	113	142

	6,660	4,991	4,622	673	559	552	7,333	5,550	5,174

(c)	Profit on ordinary activities before taxation, analysed by geographical origin, is as follows:

	BHP Billiton Plc Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group
	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m
Southern Africa	460	322	413	38	161	157	498	483	570
Europe	156	51	31	—	1	—	156	52	31
Latin America	218	239	48	38	—	—	256	239	48
Australia	132	64	(9)	—	—	—	132	64	(9)
North America	18	22	24	3	—	1	21	22	25
Rest of World	(22)	(17)	(20)	—	—	—	(22)	(17)	(20)

Operating profit	964	681	487	77	162	158	1,041	843	645
Merger costs	(55)	—	—	—	—	—	(55)	—	—
Income from other fixed asset investments	18	8	12	—	—	—	18	8	12
Net interest	(117)	(11)	(62)	(4)	(10)	(22)	(121)	(21)	(84)

Profit before taxation	810	678	437	73	152	136	883	830	573

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 5. Operating Costs

	2001 US$m	2000 restated US$m	1999 restated US$m
Change in stocks of finished goods and work in progress	(69)	(31)	5
Raw materials and consumables	999	827	832
Staff costs	689	627	604
Amortisation of goodwill and negative goodwill	5	3	(2)
Depreciation of tangible fixed assets	503	382	350
Impairment of tangible fixed assets	34	—	—
Net exploration charge	23	41	41
Loss on sale of fixed assets and joint ventures	21	2	2
Other income	(81)	(5)	(10)
Other operating charges	3,574	2,464	2,313

BHP Billiton Plc Group (excluding JV)	5,698	4,310	4,135

Joint ventures (JV)	594	397	394

Operating costs including joint ventures	6,292	4,707	4,529
Production units
—BHP Billiton Plc Group (excluding JV)	3,829	3,578	3,352
—Joint ventures (JV)	537	363	328
Trading
—BHP Billiton Plc Group (excluding JV)	1,869	732	783
—Joint ventures (JV)	57	34	66

Operating costs including joint ventures	6,292	4,707	4,529

Other operating charges include the following:	2001 US$m	2000 restated US$m	1999 restated US$m
Operating lease charges:
Land and buildings	9	10	5
Other lease charges	18	5	8

Audit fees for the period amounted to US$5 million (2000: US$3 million; 1999: US$4 million) and amounts paid to auditors for other services amounted to US$20 million (2000: US$9 million; 1999: US$6 million).

Operating costs for the period 1 July 2000 to 28 June 2001 include US$926 million in respect of subsidiaries acquired during the year, impacting as follows: change in stocks of finished goods and work in progress US$1 million, raw materials and consumables US$84 million, staff costs US$95 million, amortisation of goodwill and negative goodwill US$2 million, depreciation of tangible fixed assets US$55 million, net exploration charge US$2 million and other operating charges US$687 million.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 6. Net Interest and Similar Items Payable/(Receivable)

	2001 US$m	2000 restated US$m	1999 restated US$m
On bank loans and overdrafts	207	132	111
On all other loans	95	49	49
Finance lease and hire purchase interest	6	6	6

	308	187	166
Dividends on subsidiary company preference shares	20	13	4
Discounting on provisions	11	12	15

	339	212	185
Less: amounts capitalised	(24)	(55)	(22)

	315	157	163
Share of interest of joint ventures	28	26	22
Share of interest of associates	7	—	—

	350	183	185
Other interest receivable	(86)	(68)	(85)
Exchange differences on net debt
—BHP Billiton Plc Group (excluding JV)	(112)	(78)	(16)
—Joint ventures (JV)	(31)	(16)	—

Net interest and similar items payable	121	21	84

Net exchange gains primarily represent the effect on borrowings of the depreciation of the rand against the US dollar.

Cumulative unrealised exchange gains of US$383 million have been recognised as at 28 June 2001 (2000: US$309 million; 1999: US$237 million).

Note 7. Employees

The average number of employees, which excludes joint ventures’ employees and includes Executive Directors, during the period was as follows:

	2001 No.	2000 No.	1999 No.
Aluminium	5,045	4,615	4,658
Base metals	1,335	443	494
Coal	11,613	13,749	15,196
Nickel	1,342	1,203	1,139
Steel and ferroalloys	7,092	9,291	10,721
Metals distribution	1,807	—	—
Other	493	510	751

	28,727	29,811	32,959

The aggregate payroll costs of these employees were as follows:
	2001 US$m	2000 restated US$m	1999 restated US$m
Wages, salaries and redundancies	598	554	537
Social security costs	34	17	16
Pension and other post-retirement benefit costs (see Note 14)	48	46	51
Employee share awards	9	10	—

	689	627	604

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to financial statements

Note 8. Tax on profit on ordinary activities

	2001 US$m	2000 restated US$m	1999 restated US$m
(a) Analysis of charge in the period
UK Taxation
Corporation tax at 30% (2000: 30%; 1999: 30.75%)
—Current	146	105	100
less double taxation relief	(127)	(100)	(99)

	19	5	1

Australian Taxation
Corporation tax at 34% (2000: 36%; 1999: 36%)
—Current	35	7	10
—Deferred	(44)	(31)	(3)

	(9)	(24)	7

South African taxation
Corporation tax at 30% (2000: 30%; 1999: 30%)
—Current	110	81	36
—Deferred	(40)	(25)	4

	70	56	40

Other overseas taxation
—Current	124	105	40
—Deferred	20	8	(4)

	144	113	36

Share of joint ventures’ tax charge
—Current	54	44	48
—Deferred	(31)	4	7

	23	48	55

Share of associate’s current tax charge	3	—	—
Withholding tax and secondary taxes on companies	46	24	2
Other taxation	—	1	2

	296	223	143

Made up of:
Aggregate current tax
—BHP Billiton Plc Group (excluding JVA)	334	223	91
—Joint ventures and associates (JVA)	57	44	48

	391	267	139

Aggregate deferred tax
—BHP Billiton Plc Group (excluding JVA)	(64)	(48)	(3)
—Joint ventures and associates (JVA)	(31)	4	7

	(95)	(44)	4

	296	223	143

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 8. Tax on profit on ordinary activities (continued)

	2001 US$m	2000 restated US$m	1999 restated US$m
(b) Factors affecting tax charge for the period
The tax assessed is different than the standard rate of corporation tax in the UK (30%)
The differences are explained below:
Profit on ordinary activities before tax	883	830	573
Tax on profit at UK rate of 30% (2000: 30%; 1999: 30.75%)	265	249	176
Permanent Differences
Amounts over provided in prior years	(4)	(4)	—
Recognition of prior year tax losses	(8)	(3)	—
Non-deductible accounting depreciation and amortisation	17	—	—
Non tax effected operating losses	53	4	27
Tax rate differential on non-UK income	(23)	(2)	(5)
Foreign expenditure including exploration not currently deductible	7	11	—
South African secondary tax on companies	46	24	—
Non-deductible merger costs	18	—	—
Tax rate changes	—	(31)	(21)
Income tax audit	—	(26)	—
Sale of tax certificates	—	—	(25)
BFBV tax ruling	—	—	(25)
Other	(75)	1	16
Total permanent differences	31	(26)	(33)
Deferred tax movements taken on profit and loss accounts
Capital allowances for the period less depreciation	87	(57)	6
Employee entitlements	2	2	(13)
Restoration and rehabilitation	7	12	(7)
Other provisions	2	10	5
Tax losses	(35)	48	(3)
Other	32	29	8
Total timing differences	95	44	(4)
Current tax charge	391	267	139
less deferred tax movements taken to the profit and loss account	(95)	(44)	4

Tax on profit on ordinary activities	296	223	143

The effective tax rate is lower than the UK statutory rate principally due to non-taxable income (particularly exchange gains), settlement of a tax dispute in Australia, the release of deferred tax arising from the rate change in Australia and partial provisioning for deferred taxation, net of secondary tax on companies payable on dividends paid from South African subsidiaries.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 8. Tax on profit on ordinary activities (continued)

The BHP Billiton Plc Group’s effective rate of tax for the year increased in comparison to the prior year principally as a result of Secondary Tax on Companies offset by the incidence of large one-off adjustments.

(c) Factors that may affect future tax charges

Whilst the BHP Billiton Plc Group’s functional currency is the US dollar, the majority of its subsidiaries’ tax liabilities are calculated, and paid, in the relevant local currency. In recent periods, a number of these currencies—in particular the South African rand—have fallen in value against the dollar. This has had a significant impact on the BHP Billiton Plc Group’s effective rate of tax and it is anticipated that further movements in exchange will also impact on the future tax charge.

If expedient, for instance to crystallise some of the benefits of the rand weakening against the US dollar, dividends may be repatriated from the BHP Billiton Plc Group’s South African operations. This will result in a liability to secondary tax on companies, thereby increasing the BHP Billiton Plc Group’s overall tax charge.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, joint ventures and associates as there are no specific plans for their remittance.

The BHP Billiton Plc Group has significant operations in areas where tax rates are higher than the UK tax rate of 30%. However, this is to some extent counterbalanced by certain tax incentives from which the BHP Billiton Plc Group benefits and some operations in low-taxed regimes. The future BHP Billiton Plc Group tax charge will be influenced by the geographical composition of its profits.

The BHP Billiton Plc Group holds a number of assets at values greater than their respective tax costs. Were some/all of these to be sold, there would be a tax liability. Currently, there are no specific plans for divestments and it is not possible to quantify the contingent liability as different methods of disposal would impact on the nature of the tax cost eg sale of a fixed asset may result in the recoupment of allowances while the sale of the company housing the same asset may result in a liability to capital gains tax.

Capital gains tax is to be introduced in South Africa with effect from 1 October 2001. This will have the effect of reducing the incidence of one-off tax-free gains in the future.

The BHP Billiton Plc Group has tax losses in various jurisdictions that have not been recognised for accounting purposes. The tax value of these is estimated to be approximately $88m. However, of these approximately $56m may be restricted or forfeited due to anti-avoidance measures triggered by the merger between BHP Ltd and Billiton Plc on 29 June 2001.

	2001 US$m	2000 restated US$m	1999 restated US$m
(d) Provision for deferred income taxes
Accelerated capital allowances	535	538	507
Employee entitlements	(32)	(21)	(17)
Restoration and rehabilitation	(18)	(11)	(9)
Other provisions	(20)	(12)	(7)
Tax losses	(31)	(48)	—
Other	(1)	22	15

Provision for deferred tax	433	468	489

Provision at start of period	468	489	465
Acquisition of subsidiary	29	27	23
Deferred tax credit in profit and loss account for period (refer (a))	(64)	(48)	(3)
Exchange loss taken to reserves	—	—	4

Provision at end of period	433	468	489

This provision is included within:
Provision for liabilities and charges	433	468	489

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 9.    Dividends

Preference shares
5.5% dividend on 50,000 preference shares of £1 each (2000 and 1999: 5.5%)	—	—	—
Ordinary shares
First interim dividend paid of 4 cents per share (2000: 3.75 cents; 1999: 3.5 cents)	92	78	73
Second interim, declared dividend of 8 cents per share (2000 and 1999: nil)	186	—	—
Proposed final dividend of nil cents per share (2000: 7.5 cents; 1999: 7.0 cents)	—	154	145

	278	232	218

Dividends payable in the consolidated profit and loss account are stated net of amounts which are not payable outside the BHP Billiton Plc Group, under the terms of the share repurchase scheme and the Billiton Employee Share Ownership Trust.

Note 10.    Earnings per share

	2001	2000 restated	1999 restated
Basic earnings per share (US$ cents)
Excluding exceptional items (a)	30.7	27.3	18.1
Including exceptional items	27.0	27.3	18.1
Diluted earnings per share (US$ cents)
Excluding exceptional items (a)	30.5	27.3	18.1
Including exceptional items	26.8	27.3	18.1
Earnings (US$ million)
excluding exceptional items	693	566	382
including exceptional items	608	566	382
Weighted average number of shares (millions)
basic earnings per share	2,255	2,076	2,108
diluted earnings per share	2,269	2,076	2,108

The weighted average number of shares used for the purpose of calculating diluted earnings per share can be reconciled to the number used to calculate basic earnings per share as follows:

Number of Shares (millions)	2001	2000 restated	1999 restated
Basic earnings per share	2,255	2,076	2,108
BHP Billiton Plc employee share awards	14	—	—

Diluted earnings per share	2,269	2,076	2,108

(a)
Whilst the presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer to note 2 for details of exceptional items excluded.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 11. Financial Instruments

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee (“FRMC”) of the BHP Billiton Plc Group.

The FRMC, which meets monthly, receives reports on, amongst other matters: financing requirements for both existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and reports on market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various risk exposures of the BHP Billiton Plc Group.

On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments (or other methods such as insurance or risk sharing arrangements) or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks can be mitigated by insurance then the FRMC will decide whether such insurance is appropriate and cost-effective. Its decisions may be implemented directly by BHP Billiton Plc Group management or may be delegated from time to time to be implemented by the management of the production operations.

The BHP Billiton Plc Group’s projects are sufficiently diverse that their impact on the BHP Billiton Plc Group’s overall risk profile can be significant and it is not appropriate to establish umbrella policies in respect of risks. The BHP Billiton Plc Group’s objective therefore is to maintain a flexible and responsive approach to risk management to deal with this fluidity.

In addition, various financial instruments such as trade debtors, trade creditors and accruals arise directly from the BHP Billiton Plc Group’s operations.

It has been, throughout the period under review, the BHP Billiton Plc Group’s policy that no trading in financial instruments or commodity contracts shall be undertaken.

Interest rate risk

Corporate borrowing facilities and surplus funds have generally been at floating rates of interest. The benefits of fixing or capping interest rates on project financing to achieve greater predictability of cash flows have been considered and implemented on a project by project basis.

Liquidity risk

The BHP Billiton Plc Group raised a significant amount of cash in July 1997 and, in December 1997, secured a US$1.5 billion revolving credit facility which is to be repaid in a bullet payment on 19 December 2004. In September 2000 a new US$2 billion credit facility was arranged, of which US$750 million was later cancelled. The credit facility includes two tranches (A and B). Tranche A amounts to US$750 million for three years and is for general corporate expenses. Tranche B amounts to US$500 million and is for one year for the acquisition and the refinancing of the existing debt of Rio Algom. In January 2001 a further US$1 billion facility was arranged to finance the additional acquisition in Worsley. In this overall context it has not been necessary to actively manage the BHP Billiton Plc Group’s short-term liquidity risk and the BHP Billiton Plc Group has been able to balance the cost benefits of short-term borrowing against the need for securing further committed facilities. The prime consideration in the investment of cash is security over the asset and only counterparties of high credit standing are used. Sufficient liquid funds are maintained to meet daily cash requirements.

Currency risk

The BHP Billiton Plc Group has potential currency exposures in respect of items denominated in foreign currencies comprising:

•
transactional exposure in respect of operating costs, capital expenditures and, to a lesser extent, sales incurred in currencies other than the functional currency of operations and in respect of certain exchange control restrictions which require funds to be maintained in currencies other than the functional currency of operations; and

•
translational exposures in respect of investments in overseas operations which have functional currencies other than dollars. When not in conflict with exchange control requirements, the BHP Billiton Plc Group’s policy is to minimise translational exposure generally through borrowing in the relevant currency. On acquisition, the BHP Billiton Plc Group will generally look to ensure that this policy is followed as soon as possible, taking into account the cost of switching the currency of borrowings where necessary.

Currency risk in respect of non-functional currency expenditure is reviewed regularly by the FRMC and general guidance on the use of hedges, using foreign exchange contracts or options, is updated regularly for implementation at production unit level. No fixed policy applies and the FRMC takes all current factors into account in its updates. Any individually significant non-functional currency expenditure, such as major capital projects, is considered separately by the FRMC.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 11. Financial Instruments (continued)

Commodity price risk

The BHP Billiton Plc Group is exposed to movements in the prices of the products it produces which are generally sold as commodities on the world market. The BHP Billiton Plc Group does, however, have a natural hedge against movements in the aluminium price, as a proportion of its operating costs are linked to the LME aluminium price.

Strategic hedging of the price of the BHP Billiton Plc Group’s production or operating costs is undertaken from time to time. All such hedging programmes are approved by the FRMC. In the past four years there have been two such significant programmes. Firstly, in anticipation of short-term weakness in the aluminium price, approximately 170,000 tonnes of aluminium (20 per cent of annual production) was sold forward in November 1997 at a price in excess of US$1,600/tonne for delivery between July 1998 and February 1999. Secondly, in anticipation of an increase in the aluminium price from historically low levels and in order to fix the price of a portion of input costs which are LME price related, 96,000 tonnes of aluminium was bought forward at a price of US$1,234/tonne for delivery between July 1999 and May 2000.

The following describes the BHP Billiton Plc Group’s financial instruments and how these policies have been applied during the period. Short-term debtors and creditors (other than short-term loans) are excluded from the numerical disclosures below with the exception of the currency risk disclosures.

Financial liabilities—interest rate and currency profile

The currency and interest rate profile of the financial liabilities of the BHP Billiton Plc Group as at 28 June 2001 is as follows:

	Fixed rate 2001 US$m	Floating rate 2001 US$m	Interest- free 2001 US$m	Total 2001 US$m	Fixed rate 2000 US$m	Floating rate 2000 US$m	Interest- free 2000 US$m	Total 2000 US$m	Fixed rate 1999 US$m	Floating rate 1999 US$m	Interest- free 1999 US$m	Total 1999 US$m
Currency
US $	602	3,142	—	3,744	252	845	10	1,107	162	324	12	498
SA Rand	195	367	108	670	310	312	210	832	435	339	45	819
Australian $	14	11	—	25	11	39	—	50	51	82	—	133
Canadian $	232	—	—	232	—	—	—	—	—	—	—	—
Other	5	4	—	9	6	4	—	10	4	10	—	14

	1,048	3,524	108	4,680	579	1,200	220	1,999	652	755	57	1,464

The figures shown in the table above take into account various interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities. In particular, the financing for the construction of Billiton Aluminium South Africa’s Hillside smelter was raised in a variety of currencies, including the US dollar and the Deutschmark. In order to meet the then South African exchange control regulations, forward foreign currency contracts were entered into which resulted in the borrowings being, in effect, converted into South African rand.

The floating rate financial liabilities principally comprise bank loans and overdrafts bearing interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.

On 23 December 1994, the BHP Billiton Plc Group entered into an interest rate cap agreement maturing 21 September 2001. As at 28 June 2001 the notional amount of debt still covered by the cap was US$11 million. The interest is capped at 8.5%, and the value of the cap at the period end was zero.

Two further interest rate cap agreements, covering US$62.5 million of debt each and capping interest at 6.3%, matured in June 2001.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 11. Financial Instruments (continued)

The weighted average interest rate of fixed rate liabilities and the weighted average maturity period of fixed rate and interest-free liabilities respectively are as follows:

	Weighted average fixed interest rate % 2001	Weighted average period for which rate is fixed Years 2001	Weighted average period to maturity of the interest- free liabilities Years 2001	Weighted average fixed interest rate % 2000	Weighted average period for which rate is fixed Years 2000	Weighted average period to maturity of the interest- free liabilities Years 2000	Weighted average fixed interest rate % 1999	Weighted average period for which rate is fixed Years 1999	Weighted average Period to maturity of the interest- free liabilities Years 1999
Currency
US $	8	6	—	9	7	7	7	4	8
SA Rand	13	7	14	12	6	1	13	6	1
Australian $	10	2	—	10	5	—	10	5	—
Canadian $	6	1	—	—	—	—	—	—	—
Other	7	10	—	7	9	—	7	10	—

	8	5	14	11	6	2	11	5	2

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 11. Financial Instruments (continued)

Financial assets—interest rate and currency profile

The currency and interest rate profile of the BHP Billiton Plc Group’s financial assets is as follows:

	Fixed rate 2001 US$m	Floating rate 2001 US$m	Interest- free 2001 US$m	Total 2001 US$m	Fixed rate 2000 US$m	Floating rate 2000 US$m	Interest free 2000 US$m	Total 2000 US$m	Fixed rate 1999 US$m	Floating rate 1999 US$m	Interest- free 1999 US$m	Total 1999 US$m
Currency
US $	71	762	428	1,261	—	726	60	786	37	394	6	437
SA Rand	27	107	242	376	25	132	227	384	—	150	234	384
Australian $	—	30	—	30	—	18	—	18	—	15	—	15
Canadian $	—	5	20	25	—	21	20	41	—	—	19	19
Other	—	9	—	9	—	18	—	18	—	29	1	30

	98	913	690	1,701	25	915	307	1,247	37	588	260	885

Included in the above interest rate profile is US$12 million (2000: US$25 million; 1999: US$nil) of fixed interest bearing loans to joint ventures, US$110 million (2000: US$nil; 1999: US$nil) of floating interest bearing loans to joint ventures and US$67 million (2000: US$nil; 1999: US$nil) of floating interest bearing loans to associates. The remaining US$215 million (2000: US$210 million; 1999: US$224 million) of loans to joint ventures are interest free and have no redemption date. These loans and fixed asset investments of US$420 million (2000: US$78 million; 1999: US$74 million) are included in the above interest rate profile.

The floating rate financial assets earn interest at various rates set with reference to the prevailing LIBOR or equivalent.

Surplus funds have been invested on a fixed deposit/call basis in US dollars with banks which have a minimum A rating and which are members of the BHP Billiton Plc Syndicate of Banks. Limits are in place by bank and the maturity profile of the books was restricted to a maximum of three months.

The US$850 million proceeds from the equity fundraising in September 2000 was used to fund acquisitions during the current year. The cash received from the IPO of Billiton Plc (US$1.5 billion) in 1997 was utilised to fund Group companies and projects, with surpluses deposited in accordance with the investment policy approved by the Board.

Borrowing facilities

The maturity profile of the BHP Billiton Plc Group’s undrawn committed facilities is as follows:

	2001 US$m	2000 US$m	1999 US$m
Expiring in one year or less	52	76	97
Expiring between two and five years	1,350	1,172	1,358
Expiring in more than five years	98	—	—

	1,500	1,248	1,455

Hedging of financing

Forward foreign currency swaps

Included in the book value of forward foreign currency contracts is US$62 million (2000: US$60 million; 1999: US$63 million) which are linked to short-term and long-term borrowings in respect of Billiton Aluminium South Africa’s Hillside smelter with a book value of US$218 million (2000: US$274 million; 1999: US$341 million) which, as a result of South African exchange restrictions, are together treated as synthetic Rand borrowings. In future periods the profit and loss account will reflect exchange differences arising on the synthetic Rand borrowings. The fair value disclosures relating only to the forward currency contract element of the synthetic debt has been calculated by reference to the forward rates that may be available if similar contracts were to be negotiated today.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 11. Financial Instruments (continued)

Hedging of financing (continued)

Finance lease swap

Included within the book value of short and long term liabilities are finance leases which have been swapped from a fixed interest rate to a floating interest rate and from a ten year term to a five year term. The book value of these leases is US$25 million (2000: US$38 million; 1999: US$52 million). The effect of the swap is to match the initial lease obligation by receiving payments over a ten year period at a fixed rate and making payments on a floating rate over five years. For the purpose of the disclosures, the book value of the finance leases is shown as it would be excluding the effect of the finance lease swap, the balance of the book value is allocated to the finance lease swap. The fair value disclosures relate only to the swapped components and reflect the fact that the swap receivable is subject to a fixed rate.

	Forward exchange contracts US$m	Finance lease swap US$m
Unrecognised gains at 1 July 1999	41	15
Gains arising in previous years recognised in the period	(4)	(2)

Gains arising before 30 June 1999 not included in the result for the year	37	13
Decrease in gains arising in previous years	(23)	(2)

Unrecognised gains at 1 July 2000	14	11
Gains arising in previous years recognised in the period	(4)	(2)

Gains arising before 30 June 2000 not included in the results for the period	10	9
Gains/losses arising in the period and not recognised	3	(1)

Unrecognised gains at 28 June 2001	13	8

of which:
Gains expected to be recognised within one year	3	2
Gains expected to be recognised after one year	10	6

	13	8

Other hedging

As described above, from time to time the BHP Billiton Plc Group hedges the following risks using derivative financial instruments:

•	Commodity sales prices. Strategic price hedges are taken out from time to time.
•	Input costs. Operating companies hedge non-functional currency operating costs at varying degrees. In addition, strategic hedges of aluminium input costs are taken out from time to time.
•	Capital costs. Non-functional currency capital costs are hedged using forward foreign currency contracts to varying degrees.
•	Finance leases. The exposure arising from fluctuations in interest rates is hedged for some finance lease repayments.

The BHP Billiton Plc Group’s marketing and trading operation sells aluminium on the open market at prices which will be set based on the LME price in the month prior to delivery. To reduce the exposure to movements in the LME price, a matching forward sale contract is entered into on the LME, locking in the price at the date on which the sale is contracted.

On maturity, the gains and losses on forward currency contracts used to hedge capital expenditure will be included as part of the cost of the assets under construction. These gains and losses will be charged to the profit and loss account through the depreciation charge over the life of the relevant asset.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 11. Financial Instruments (continued)

Hedging of financing (continued)

Under the BHP Billiton Plc Group’s accounting policy, foreign currency balances which are hedged using forward foreign currency contracts are translated at the exchange rate inherent in the contracts. Consequently, the relevant asset or liability effectively has the gain or loss on the hedging instrument embedded in its carrying value. Such gains and losses are treated as deferred until the underlying position matures.

Unrecognised gains and losses on the instruments used for hedging, and the movements therein, are as follows:

	Gains US$m	Losses US$m	Net gains/ (losses) US$m
Unrecognised gains/(losses) at 1 July 1999	21	(16)	5
(Gains)/losses arising in previous years recognised in the period	(18)	12	(6)
Gains arising in previous years recognised in fixed assets in the period	(3)	—	(3)

Gains/(losses) arising before 30 June 1999 not included in the result for the year	—	(4)	(4)
Gains/(losses) arising in the year and not recognised	2	(4)	(2)

Unrecognised gains/(losses) at 1 July 2000	2	(8)	(6)
(Gains)/losses arising in previous years recognised in the period	(1)	4	3

Gains/(losses) arising before 30 June 2000 not included in the result for the period	1	(4)	(3)
Gains/(losses) arising in the period and not recognised	7	(10)	(3)

Unrecognised gains/(losses) at 28 June 2001	8	(14)	(6)

of which:
Gains/(losses) expected to be recognised within one year	7	(11)	(4)
Gains/(losses) expected to be recognised after one year	1	(3)	(2)

	8	(14)	(6)

The unrecognised losses relate to currency hedges taken out by QNI predominantly prior to its acquisition by Billiton. These hedges were taken out to cover forward operating costs denominated in Australian dollars over a period of up to four years.

Deferred gains and losses on the instruments used for hedging, and the movements therein, are as follows:

Gains US$m
Deferred gains at 1 July 1999	8
Gains arising in previous years recognised in the period	(3)
Gains arising in previous years recognised in fixed assets in the period	(4)

Gains arising before 30 June 1999 not included in the result for the year	1
Gains arising in the year and not recognised	—

Deferred gains at 1 July 2000	1
Gains arising in previous years recognised in the period	(1)

Deferred gains at 28 June 2001	—

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 12.    Reconciliation of movements in shareholders’ funds

	BHP Billiton Plc Group			BHP Billiton Plc (parent entity)
	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m
Profit for the financial period	608	566	382	197	182	204
Other recognised gains and losses	—	(7)	(14)	—	—	—

Total recognised gains	608	559	368	197	182	204
Dividends	(278)	(232)	(218)	(278)	(240)	(224)
Issue of ordinary shares for cash	656	—	—	656	—	—
Share repurchase scheme	194	(2)	(116)	—	—	—
Transfer to profit and loss account for year (goodwill)	4	—	—	—	—	—

Net movement in shareholders’ funds	1,184	325	34	575	(58)	(20)
Shareholders’ funds at start of period as restated	4,759	4,434	4,400	2,302	2,360	2,380

Shareholders’ funds at end of period	5,943	4,759	4,434	2,877	2,302	2,360

The prior year adjustment arises from the implementation during the period of revised accounting policies for deferred tax and exploration.

The Company entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Strand Investment Holdings Limited) established for that purpose. During the period 1 July 2000 to 28 June 2001, 53,884,402 shares were disposed of for proceeds of US$194 million, At 30 June 2000, 53,884,402 (1999: 53,298,029) ordinary shares were held at an aggregate purchase price of US$118 million (2000: US$118 million; 1999: US$116 million), which was funded by the Group. The cost of purchasing these shares was deducted from shareholders’ funds. There was no intention to trade these shares and no dividends were paid in respect of them outside the Group. Normally, the United Kingdom Companies Act 1985 requires that interests in own shares be included in the balance sheet as an asset. However, in this case the Directors considered that the arrangements are such that the shares owned by Strand Investment Holdings Limited were effectively repurchased by the Group and so did not constitute an asset of the Group and that to have shown them as such would have failed to show a true and fair view. During the period 1 July 2000 to 28 June 2001 these shares were reissued and no shares were held by Strand Investment Holdings Limited at that date. Strand Investment Holdings Limited was consolidated as part of the BHP Billiton Group in each of the years described.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 13. Commitments

	2001 US$m	2000 restated US$m	1999 restated US$m
Contracted but not provided for	311	230	337

The BHP Billiton Plc Group has commitments under operating leases to make payments totaling $US25 million for the next year as follows:

	2001 US$m	2000 restated US$m	1999 restated US$m
Land and buildings
Leases which expire:
Within one year	3	4	4
Between two and five years	5	8	13
Over five years	1	3	13

	9	15	30

Other operating leases
Leases which expire:
Within one year	6	2	2
Between two and five years	6	4	4
Over five years	4	5	1

	16	11	7

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 14. Pensions and post-retirement medical benefits

The BHP Billiton Plc Group operates or participates in a number of pension schemes throughout the world. The more significant schemes relate to businesses in the Netherlands, South Africa, Canada and the US.

The pension charge for the year is as follows:

	2001 US$m	2000 restated US$m	1999 US$m
Defined contribution schemes	17	21	20
Industry-wide schemes	12	13	12
Defined benefit schemes
regular cost	12	8	11
variation cost	2	(1)	(2)

	43	41	41

To the extent that at any point in time there is a difference between pension cost and contributions paid, a prepayment or creditor is raised. The accumulated difference provided in the balance sheet at 28 June 2001 is US$nil (2000: a creditor of US$8million; 1999: a creditor of US$4 million).

The assets of the defined contribution schemes are held separately from BHP Billiton Plc (parent entity) in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year.

The industry-wide schemes in South Africa are accounted for on the basis of contributions due in the financial year.

The remaining pension schemes are defined benefit schemes. Some of the defined benefit schemes have their assets held separately from BHP Billiton Plc (parent entity) in independently administered funds and others are unfunded. The pension costs and funding for these schemes are assessed in accordance with the advice of professionally qualified actuaries based on the most recent actuarial valuations available.

The actuarial valuations for SSAP 24 purposes determined pension costs using the projected unit method for most schemes. There are exceptions for some schemes that are closed to new members where the attained age method was used. The assumptions used varied by scheme. For the purposes of calculating the accounting charge, surpluses or deficiencies will be recognised through the variation cost component in future accounting periods as a level percentage of payroll.

Of the significant funded schemes there were 11 with funding levels ranging from 71% to 167%. These funding levels are based on a mix of market values and actuarial values of the assets. At the dates of the most recent actuarial valuations, the combined market value of these schemes’ assets was US$449 million.

For the three largest schemes, the main economic assumptions used, market and actuarial value of assets and funding levels at the respective dates of the most recent formal actuarial valuations are as follows:

	Rio Algom Salaried Plan	Rio Algom Inc Metals Distribution Retirement Plan	Billiton International Metals Pension Fund
Country	Canada	US	Netherlands
Date of valuation	31 December 1999	31 December 1999	31 December 2000
Investment return	6.5%	7.75%	4%
Salary growth	5.0%	5%	0%
Pension increases	0%	0%	0%
Asset valuation method	3 year trend value	Market value	Market value
Market value of fund (US$ million)	77	66	54
Actuarial value of fund (US$ million)	77	66	54
Funding level	135%	104%	115%

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 14. Pensions and post-retirement medical benefits (continued)

The BHP Billiton Plc Group provides healthcare benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post retirement benefit charge, net of employees’ and retirees’ contributions paid, in respect of these benefits was US$5m including exchange differences (2000: US$5m) net of exchange gains of US$9m (2000: US$11m). The charge has been calculated in accordance with UK applicable accounting standards. Where there is a surplus or deficiency between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component as a level percentage of payroll. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:

	South Africa	US	Canada	Suriname
Ultimate healthcare inflation rate	8%	5.5%	3%	5%
Discount rate	12%	7.75%	6.5%	6.5%

FRS17 Retirement Benefits

Whilst the SSAP 24 disclosure and measurement principles have been applied in accounting for pensions and post-retirement medical benefits in these financial statements FRS 17 “Retirement benefits” introduces new disclosure requirements for the first time. The aim of FRS 17 is to move from a long term approach under SSAP 24 to a market-based approach in valuing the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding.

The changes in accounting required to move from a SSAP 24 basis to a market value basis under FRS 17 are substantial. FRS 17 permits these new disclosure and measurement principles to be phased in over a three year period such that this year BHP Billiton Plc (parent entity) is required to solely provide balance sheet disclosures illustrating the pensions assets and liabilities that would have been booked had the measurement principles of FRS 17 been applied. The new disclosure requirements under FRS 17 are as follows.

The BHP Billiton Plc Group operates a number of defined benefit schemes in Canada, US, Europe and South Africa. Full actuarial valuations were carried out as at 28 June 2001 for many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuary ranged from:

	Canada	US	Europe	South Africa
Salary increases	3.5%	5%	2% to 6%	7%
Pension increases	0%	0%	2% to 2.75%	3.25% to 3.5%
Discount rate	6.5%	7.75%	6%	8.25% to 8.5%
Inflation	2%	4%	2% to 2.75%	6%
The fair market values of the assets of the main defined benefit schemes at 28 June 2001 were (US$m):
	Canada	US	Europe	South Africa
Bonds	56	29	25	26
Equities	43	45	20	72
Property	0	0	0	0
Cash and net current assets	15	3	3	15

Total assets	114	77	48	113

Actuarial liabilities	86	81	75	71
Unrecognised surplus	12	0	0	0
Surplus (deficit) recognised	16	(4)	(27)	42
Related deferred tax (liability)/asset	(7)	1	8	(13)
Net pension asset (liability)	9	(3)	(19)	29

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 14. Pensions and post-retirement medical benefits (continued)

The BHP Billiton Plc Group also operates a number of other post retirement benefit arrangements in South Africa, the US, Canada and Suriname. Full actuarial valuations were carried out as at 28 June 2001 for many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuary ranged from:

	South Africa	US	Canada	Suriname
Ultimate healthcare inflation rate	8%	5.5%	3%	5%
Discount rate	12%	7.75%	6.5%	6.5%
The actuarial liabilities of the post-retirement schemes at 28 June 2001 were (US$m):
	South Africa	US	Canada	Suriname
Actuarial liabilities	94	29	27	18
(Deficit)	(94)	(29)	(27)	(18)
Related deferred tax asset	28	12	12	7
Net post-retirement (liability)	(66)	(17)	(15)	(11)

Note 15. Reconciliation of operating profits to net cash inflow from operating activities

	2001 US$m	2000 restated US$m	1999 restated US$m
Operating profit	964	681	487
Merger costs	(55)	—	—
Depreciation and amortisation	542	385	351
Net exploration charge	23	41	41
Executive share award costs	9	10	4
Loss on sale of fixed assets	21	2	2
(Increase) in stocks	(5)	(13)	3
(Increase)/decrease in debtors	(39)	48	(23)
(Decrease) in creditors	(70)	(74)	(39)
(Decrease) in provisions	(21)	(40)	(31)

Net cashflow from BHP Billiton Plc Group operating activities	1,369	1,040	795

Note 16. Returns on investments and servicing of finance

	2001 US$m	2000 restated US$m	1999 restated US$m
Interest paid	(279)	(192)	(176)
Dividends paid on subsidiary company preference shares	(10)	(11)	—
Interest received	79	60	78
Other dividends received	25	10	12
Dividends paid to minorities	(31)	(12)	(40)

Net cashflow from returns on investments and servicing of finance	(216)	(145)	(126)

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 17. Capital expenditure and financial investment

	2001 US$m	2000 restated US$m	1999 restated US$m
Purchases of tangible fixed assets	(2,025)	(873)	(664)
Exploration expenditure	(65)	(45)	(51)
Disposals of tangible fixed assets	42	34	42
Purchase of investments	(374)	(42)	(61)
Sale of investments	22	30	155

Net cashflow for capital expenditure and financial investment	(2,400)	(896)	(579)

Included within purchases of tangible fixed assets is US$1,482 million relating to the additional 56 per cent interest in Worsley alumina refinery and bauxite mine.

Note 18. Acquisitions and disposals

	2001 US$m	2000 restated US$m	1999 restated US$m
Investment in subsidiaries	(1,187)	(8)	(1,116)
Sale of subsidiaries	4	—	33
Cash/overdraft acquired with subsidiary	102	—	(16)
Cash transferred on disposal	(4)	—	(25)
Investment in joint ventures	(418)	(34)	(32)
Disposal of joint venture	12	8	1

Net cashflow from acquisitions and disposals	(1,491)	(34)	(1,155)

Note 19. Management of liquid resources

	2001 US$m	2000 restated US$m	1999 restated US$m
Decrease/(increase) in money market deposits	365	(232)	1,394

Net cash inflow/(outflow) from management of liquid resources	365	(232)	1,394

Note 20. Financing

	2001 US$m	2000 restated US$m	1999 restated US$m
Debt due within one year—repayment of loans	(424)	(218)	(405)
Debt due within one year—drawdowns	763	275	136
Debt due after one year—repayment of loans	(378)	(38)	(466)
Debt due after one year—drawdowns	2,047	619	463
Capital element of finance lease payments	(5)	(9)	(10)
Subsidiary company preference shares	—	16	99

Net cash inflow from debt	2,003	645	(183)
Share repurchase scheme	194	(2)	(116)
Issue of shares	656	—	—

Net cashflow from financing	2,853	643	(299)

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 21. Analysis of net debt

	At 30 June 1999 US$m	Cash flow US$m	Other non-cash movements US$m	Exchange movements US$m	At 30 June 2000 US$m	Acquisi- tions & disposals US$m	Cash flow US$m	Other non-cash movements US$m	Exchange movements US$m	At 28 June 2001 US$m
Cash at bank and in hand	202	104	—	(9)	297	127	136	—	(17)	543
Overdrafts	(109)	7	—	6	(96)	(29)	(125)	—	—	(250)

	93	111	—	(3)	201	98	11	—	(17)	293

Subsidiary company preference shares	(99)	(16)	—	13	(102)	—	—	—	16	(86)
Finance lease obligations	(52)	9	—	5	(38)	—	5	—	6	(27)
Other debt due within one year	(227)	(57)	(85)	6	(363)	(365)	(339)	(28)	40	(1,055)
Other debt due after one year	(965)	(581)	92	64	(1,390)	(300)	(1,669)	28	76	(3,255)

	(1,343)	(645)	7	88	(1,893)	(665)	(2,003)	—	138	(4,423)

Money market deposits	278	232	—	(1)	509	—	(365)	—	—	144

Total	(972)	(302)	7	84	(1,183)	(567)	(2,357)	—	121	(3,986)

The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	202	104	—	(9)	297	127	136	—	(17)	543
Money market deposits	278	232	—	(1)	509	—	(365)	—	—	144

	480	336	—	(10)	806	127	(229)	—	(17)	687

Money market deposits with financial institutions have a maturity of up to three months.

Note 22. Related parties

BHP Billiton Plc Group companies have trading relationships with a number of joint ventures of the BHP Billiton Plc Group. In some cases there are contractual arrangements in place which require BHP Billiton Plc Group companies to source supplies from such undertakings or which require such undertakings to source supplies from BHP Billiton Plc Group companies. In the period 1 July 2000 to 28 June 2001, sales made by BHP Billiton Plc Group entities to such joint ventures amounted to US$266 million (2000: US$331 million; 1999: US$313 million) and purchases amounted to US$2 million (2000: US$2 million; 1999: US$17 million).

All transactions with joint ventures are undertaken in the normal course of business and under normal commercial terms and conditions.

Two Directors, Mr Gilbertson and Mr Davis (resigned 29 June 2001), were granted options to purchase properties owned by the BHP Billiton Plc Group, which they occupy rent free, at open market value at the time the option is exercised. The option period expired 6 October 2001.

Both Mr Gilbertson and Mr Davis have exercised the options granted to them.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 23. Contingent liabilities

BHP Billiton Plc Group

Samancor, together with its joint venture partners, has guaranteed the external borrowings of the Columbus joint venture which, at 28 June 2001, amounted to US$193 million (2000: US$245 million; 1999: US$288 million) in total. The BHP Billiton Plc Group has given guarantees to Compañía Minera Antamina joint venture and Minera Alumbrera Limited, an associate, at 28 June 2001 of US$370 million (2000: US$nil; 1999: US$nil) and US$5 million (2000: US$nil; 1999: US$nil) respectively. Other guarantees given by BHP Billiton Plc Group companies amounted to US$143 million (2000: US$90 million; 1999: US$80 million).

BHP Billiton Plc (parent entity)

BHP Billiton Plc (parent entity) has guaranteed financing facilities available to subsidiaries. As at 28 June 2001 such facilities totalled US$2,750 million (2000: US$1,500 million; 1999: US$1,500 million) of which US$1,400 million (2000: US$350 million; 1999: US$285 million) was drawn.

Under the terms of a deed poll guarantee the BHP Billiton Plc (parent entity) has guaranteed certain current and future liabilities of BHP Billiton Limited (parent entity). At 28 June 2001 the guaranteed liabilities amounted to US$3,267 million (2000: US$nil; 1999: US$nil).

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 24. Summary of differences between UK and US generally accepted accounting principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”).

The following is a summary of the material adjustments to attributable profit (net income) and comprehensive income which would have been required to adjust for significant differences between UK and US GAAP.

Reconciliation of consolidated profit and loss account		2001	2000	1999
	Note		restated (a)	restated (a)
		US$m	US$m	US$m
Attributable profit as reported under UK GAAP		608	566	382
US GAAP adjustments:
Business combinations	(i)	(78)	(51)	(57)
Pensions	(ii)	(17)	1	5
Post retirement benefits other than pensions	(iii)	7	(10)	—
Hedge accounting	(iv)	(13)	3	18
Synthetic accounting	(v)	1	(29)	(40)
Investments	(vi)	(1)	—	9
Start-up costs	(vii)	(6)	7	1
Shares held by Billiton Employee Share Ownership Trust	(viii)	—	4	—
Income taxes	(ix)
• Secondary tax on companies		(15)	15	—
• Deferred taxation effect of US GAAP adjustments		59	13	24
Effect on minority interest of US GAAP adjustments		5	9	(4)
Sale of preferential rights	(x)	(61)	—	–
Other	(xi)	(2)	—	3

Net income under US GAAP before cumulative effect of change in accounting principle		487	528	341
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of tax	(iv)	(5)	—	—

Net income under US GAAP after cumulative effect of change in accounting principle		482	528	341
Other comprehensive income
Foreign currency translation adjustment		—	(7)	(10)
Investments	(vi)	8	(3)	—

Comprehensive income under US GAAP		490	518	331

(a)	Comparative information for 2000 and 1999 has been restated in accordance with our disclosure ‘Application of new accounting standards and changes in accounting policies’ as described at F-196.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

(b) Note 24.    Summary of differences between UK and US generally accepted accounting principles (“GAAP”) (continued)

The BHP Billiton Plc Consolidated Statement of Cash Flows has been prepared in accordance with UK accounting standard FRS1, the objectives and principles of which are similar to those set out in US accounting principle SFAS 95, Statement of Cash Flows. The principle differences between the standards relate to classification of items within the cash flow statement as well as the definition of cash and cash equivalents.

Under SFAS 95, dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance, and tax paid are included in operating activities. In addition capital expenditure and acquisitions and disposals are included as investing activities and proceeds from issuance of shares, increases and decreases in debt and dividends paid are included as financing activities.

Under FRS1, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95, cash is defined as cash in hand and deposits but also includes cash equivalents, which are short term with original maturities of less than 3 months. The statement below shows the adjustments to be made to the UK GAAP cash flow statement to reclassify it to comply with US GAAP.

	2001 US$m	2000 US$m	1999 US$m
Net cash inflow/outflow from operating activities in accordance with UK GAAP	1,369	1,040	795
Dividends from joint ventures and associate undertakings	163	108	117
Returns on investments and servicing of finance	(210)	(143)	(98)
Tax paid	(263)	(140)	(119)

Net cash provided by operating activities in accordance with US GAAP	1,059	865	695

Capital expenditures	(2,048)	(884)	(673)
Acquisition and disposals	(1,491)	(34)	(1,155)
Net (purchase)/sale of investments	(352)	(12)	97

Net cash used in investing activities in accordance with US GAAP	(3,891)	(930)	(1,731)

Proceeds from issuance of ordinary shares	850	(2)	(116)
(Decrease)/increase in interest bearing liabilities	2,157	632	(183)
Equity dividends paid	(277)	(235)	(263)

Net cash provided by financing activities in accordance with US GAAP	2,730	395	(562)

Exchange translation effects	(17)	(4)	(1)

Net (decrease)/increase in cash and cash equivalents in accordance with US GAAP	(119)	326	(1,599)

Cash and cash equivalents at beginning of period	806	480	2,079

Cash and cash equivalents at end of period	687	806	480

At year end cash and cash equivalents is made up of:
Cash at bank and in hand	543	297	202
Money market deposits*	144	509	278

Cash and cash equivalents at end of period	687	806	480

*	Money market deposits with financial institutions have a maturity up to but not more than three months.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 24. Summary of differences between UK and US generally accepted accounting principles (“GAAP”) (continued)

Earnings per share (US$ cents)	2001	2000 restated	1999 restated
Earnings per share before cumulative effect of change in accounting principle	21.4	25.4	16.2
Earnings per share after cumulative effect of change in accounting principle	21.2	25.4	16.2

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates are employed to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

A summary of the principal differences applicable to the BHP Billiton Plc Group is set out below:

(i) Business combinations

Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration paid and the fair value of the identifiable net assets acquired recognised as goodwill. Under applicable UK GAAP, goodwill and negative goodwill arising on acquisitions subsequent to 1 July 1998 are capitalised and amortised or released to operating profit. Goodwill arising on acquisitions prior to that date remains set off against reserves. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised. Under US GAAP, goodwill, which was previously written off against reserves under UK GAAP is capitalised and amortised over its estimated useful life.

In cases where traded equity securities are exchanged as consideration, UK GAAP requires the fair value of consideration to be determined at the date the transaction is completed, while US GAAP requires the fair value of such consideration to be determined at the date the acquisition is announced. This difference involving purchase consideration gave rise to additional goodwill under US GAAP, which is capitalised and amortised over its estimated useful life.

Additional goodwill also arises under US GAAP due to the recognition of deferred taxation on US GAAP fair value adjustments, which is capitalised and amortised over its estimated useful life.

(ii) Pensions

Under UK GAAP, the cost of providing pension benefits under defined benefit pension schemes is expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24. SSAP 24 aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

Under US GAAP, the annual pension cost for such schemes comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.

(iii) Post retirement benefits other than pensions

Prior to 1 July 1998, as permitted under UK GAAP, post retirement benefits other than pensions were accounted for in accordance with local accounting practice in the country where the respective subsidiary operates. Subsequent to that date, these benefits have been accounted for in accordance with the provisions of SSAP 24, which are consistent with the provisions of SFAS 106 for purposes of US GAAP, except for certain specific scenarios such as in accounting for plan amendments.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 24. Summary of differences between UK and US generally accepted accounting principles (“GAAP”) (continued)

Under UK GAAP, amendments to post retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

(iv) Hedge accounting

Under UK GAAP, a derivative financial instrument qualifies for hedge accounting on the basis of whether or not the instrument is designated as a hedge of an existing exposure or a firm commitment. Under US GAAP, Statement of Financial Accounting Standard 133 (FAS 133) “Accounting for Derivative Instruments and Hedging Activities” has been issued and was adopted by the Company with effect from 1 July 2000. This standard establishes accounting and reporting standards for derivative instruments and for hedging activities. Previously under US GAAP, specific rules governed the application of hedge accounting and generally required the existence of an exposure arising from a firm commitment and the specific matching of the hedge to the hedged item. In the case of instruments, which effectively established minimum prices for designated future production, these instruments were recognised in revenue when the planned production was delivered. Instruments that did not meet these requirements were marked to market with gains and losses being recognised in the profit and loss account.

At the adoption date of FAS 133 on 1 July 2000, none of the Company’s derivatives qualified for hedge accounting and they were thus marked to market, resulting in recognition of the cumulative effect of a change in accounting principle of $5 million, net of tax. As at 28 June 2001, none of the derivatives held by the Company qualify for hedge accounting. They have therefore, been marked to market with the associated gains and losses recognised in the profit and loss account in the current period. In addition, FAS 133 does not permit the hedging of transactions involving a company’s shareholders equity as permitted under UK GAAP and, accordingly, the loss arising on the hedging of the Company’s share issue proceeds, which was recorded directly in reserves under UK GAAP, has been recognised in the profit and loss account under US GAAP.

(v) Synthetic accounting

An operating subsidiary of the Company whose functional currency is the US dollar, has obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the Rand and the foreign currencies. Under UK GAAP, all of the subsidiary’s debt is treated as synthetic Rand debt which at each period end is retranslated to US dollars at the spot rate with the exchange gain or loss being included in the profit and loss account.

Under US GAAP, synthetic accounting would not be permitted. As a result, the foreign currency loans and forward exchange contracts would be accounted for separately. Foreign currency loans would be recorded at the exchange rate in effect on the date of the borrowing with gains and losses arising from exchange rate movements versus the US dollar, taken to the profit and loss account. The forward exchange contracts would be marked to market annually with the resulting gain or loss also taken to the profit and loss account. Whilst over time the aggregate gains and losses recognised in the profit and loss account would be the same as those recognised under UK GAAP, the timing of recognition will vary.

(vi) Investments

Under UK GAAP, certain investments in marketable securities are classified as exploration assets and carried at cost less provision for permanent impairment. Under US GAAP, such investments are classified as available for sale and marked to market with changes in fair value recognised as a component of comprehensive income. Upon disposal of any such investments, any realised gain or loss upon disposal is transferred from the component of other comprehensive income to income.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 24. Summary of differences between UK and US generally accepted accounting principles (“GAAP”) (continued)

(vii) Start-up costs

UK GAAP allows for certain direct and indirect costs attributable to an operating facility, which are incurred during the construction and pre-commercial production period to be capitalised. Such costs are written off over the estimated useful life of the associated asset. Certain of these costs would not be permitted to be capitalised under US GAAP, and would be expensed as incurred.

(viii) Shares owned by Billiton Employee Share Ownership Trust

Under UK GAAP, shares in the Company held by the trust to satisfy contingent awards to shares arising from Billiton’s long term share incentive plan are recorded as fixed asset investments. The cost of acquiring shares is recognised in the profit and loss account over the performance period of the awards, based on an assessment of the likelihood of the awards vesting. Under US GAAP, in accordance with FAS 123, “Accounting for Stock Based Compensation” these shares are recorded at cost and reflected as a deduction from shareholders’ equity. In addition, under US GAAP, the fair value of each award made by the Billiton Employee Share Ownership Trust is charged to the profit and loss account over the vesting period of the respective award.

(ix) Income taxes

Deferred taxation effect of US GAAP adjustments

The application of US GAAP gives rise to a related deferred taxation adjustment due to a different book value being recognised for the related asset or liability under US GAAP as compared to UK GAAP. The major component of this adjustment arises due to the deferred tax effecting of fair value adjustments arising in business combinations under US GAAP.

Secondary tax on companies

Under UK GAAP, the proposed final ordinary dividends are recognised in the financial year to which they relate. In certain countries where the BHP Billiton Plc Group subsidiaries operate, a taxation charge equal to 12.5% of the total dividend declared is payable.

Under US GAAP, such dividends and the related tax charge are not recognised until the period in which they are formally declared.

(x) Sale of preferential rights

Under UK GAAP the Company recognised as a gain the disposal of a preferential interest in the expansion phase of a joint venture, which is yet to be constructed in which it has a continuing involvement. Under US GAAP, where a company has a continuing involvement in property being disposed of, the gain on sale is recognised via the percentage of completion method, as the asset is constructed.

(xi) Other

Other consists of other differences between UK GAAP and US GAAP that are considered insignificant to be quantified individually.

Joint Ventures and Joint Arrangements

Under US GAAP, the treatment of all investments classified as joint ventures, are accounted for under the equity method of accounting in accordance with Staff Accounting Bulletin Opinion 18. All joint arrangements are also proportionally accounted for in accordance with Emerging Issues Task Force Opinion (“EITF”) 00-01 Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.

The BHP Billiton Plc Group’s investment in the Richards Bay Minerals joint venture is comprised of two legal entities Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. The substantive participating rights of the minority interests holder in Tisand (Pty) Limited are embodied in the shareholder agreement between the BHP Billiton Plc Group and Rio Tinto which ensures that the Richards Bay Minerals joint venture functions as a single economic entity with the overall profit of the Richards Bay Minerals joint venture shared equally between the venturers. The shareholders agreement also states that the parties agree that they shall as their first priority seek the best interests of the project as an autonomous commercial operation rather than seek to service the individual interests of any of the other parties.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 25.    Subsequent Events—Dual Listed Companies (“DLC”) merger

On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, entered into a Dual Listed Companies (“DLC”) merger. This was effected by contractual arrangements between the companies and amendments to their constitutional documents. Under UK generally accepted accounting principles (“GAAP”), the DLC merger is treated as a business combination because a single economic entity has been formed, even though BHP Billiton Plc and BHP Billiton Limited remain separate legal entities and is accounted for using the merger method of accounting (pooling-of-interests) whereby all periods are presented as though BHP Billiton Plc and BHP Billiton Limited had been combined throughout; this is the basis upon which the statutory financial statements of BHP Billiton Plc were prepared.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED

/s/ Christopher J. Lynch
Name: Christopher J. Lynch
Title: Chief Financial Officer

Date: December 23, 2002

I, Brian Gilbertson, certify that:

1.	I have reviewed this annual report on Form 20-F of BHP Billiton Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

/s/ Brian Gilbertson	December 23, 2002
Brian Gilbertson Chief Executive Officer	Date

I, Chris Lynch, certify that:

1.	I have reviewed this annual report on Form 20-F of BHP Billiton Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

/s/ Chris Lynch	December 23, 2002
Chris Lynch Chief Financial Officer	Date