Form 20-F/A
period 2002-06-30
BHP BILLITON LTD
filed 2003-04-10
CIK 811809

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.

 FORM 20-F/A

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number: 001-09526

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

Yes   ☒       No   ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐       Item 18  ☒

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

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements, including statements regarding:

•	estimated reserves;

•	plans, strategies and objectives of management;

•	closure or divestment of certain operations or facilities (including associated costs);

•	anticipated production or construction commencement dates;

•	expected costs or production output;

•	the anticipated productive lives of projects, mines and facilities;

•	contingent liabilities; and

•	the combination of the operations of BHP Billiton Plc and BHP Billiton Limited through the implementation of the DLC structure.

          These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this annual report.

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

          Marketable Coal Reserves represents beneficiated or otherwise enhanced coal product and should be read in conjunction with, but not instead of, reports of coal reserves.

          Megajoules = 1,000,000 joules (where joules is a measure of energy).

          Metallurgical coal is a broader term which includes all coals used in steelmaking, such as coal used for the Pulverised Coal Injection (PCI) process.

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

          Terajoules = 1,000,000,000,000 joules (where joules is a measure of energy).

Financial Terms

UK Terminology	US equivalent	Australian equivalent

Equity Shareholders’ Funds	Stockholders’ Equity	Total Equity

Called up share capital	Subscribed Capital Stock	Contributed Equity

Ordinary Shares	Common Stock	Ordinary Shares

Profit and Loss Account	Retained Earnings	Retained Profits

	Appropriated Surplus	Reserve, e.g. General Reserve. Forms part of Shareholders’ Equity

Share Premium Account	Paid-in Surplus	Share Premium Reserve

UK Terminology	US equivalent	Australian equivalent

Provision – accrued liability, i.e., not part of Total Equity	Reserve – can represent either part of Stockholders’ Equity, accrued liability or estimated depletion in the cost of an asset	Provision – accrued liability, i.e., not part of Total Equity

Tangible Assets	Property, Plant and Equipment	Property, Plant and Equipment

Bonus Issue	Stock Dividend	Bonus Issue

Subsidiary	Subsidiary	Controlled Entity

Turnover	Sales Revenue	Sales Revenue

Depreciation	Depreciation and depletion	Depreciation

Profit for the financial year (attributable profit)	Net income	Net profit attributable to members

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

KEY INFORMATION

ITEM 3.	KEY INFORMATION

A.      Selected Financial Data

          Set forth below is selected consolidated financial information for (i) the BHP Billiton Group, which reflects the combined operations of both the BHP Billiton Limited Group and the BHP Billiton Plc Group, and (ii) the BHP Billiton Plc Group as a separate, stand-alone group.  BHP Billiton Limited and BHP Billiton Plc each report, as its primary financial statements under the requirements of the US Securities and Exchange Commission, the BHP Billiton Group’s consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom and presented in US dollars.  These financial statements account for the dual listed company structure as a business combination and accordingly consolidate BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries for all periods presented.  Under UK GAAP, the DLC structure has been accounted for under the ‘pooling-of-interests’ method as though the DLC structure had been effective and the two groups had operated as one enterprise throughout the periods presented. The selected consolidated financial information for the BHP Billiton Plc Group on a stand-alone basis has been derived from the BHP Billiton Plc Group Consolidated Financial Statements, presented in US dollars and prepared in accordance with accounting policies that are in compliance with UK GAAP, except that these financial statements have been prepared as if the DLC merger had not occurred.

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

          BHP Billiton Limited’s independent chartered accountant in Australia for the two years ended June 30, 2001 was Arthur Andersen.  On June 15, 2002, Arthur Andersen LLP, Arthur Andersen’s US affiliated firm, was convicted by a jury in Houston, Texas on a single charge of obstructing justice in connection with its actions regarding Enron Corp.  As of August 31, 2002, Arthur Andersen LLP has ceased to practice before the SEC.  As a US listed company, BHP Billiton Limited is required to file with the SEC annual financial statements audited by its independent certified public accountant.  The SEC has said that it will continue accepting financial statements audited or reviewed by Arthur Andersen so long as Arthur Andersen is able to make certain representations to us.  Although the financial statements of BHB Billiton Limited for two years ended June 30, 2001 are not included in this annual report, we have included the audit opinion of Arthur Andersen in this annual report because the audit opinion of PricewaterhouseCoopers for the BHP Billiton Group for the two years ended June 30, 2001 insofar as it relates to amounts included in respect of BHP Billiton Limited has expressed reliance on the audit opinion of Arthur Andersen. In connection with its audit of the BHP Billiton Limited financial statements for the two years ended June 30, 2001 and the revision to note 50 of such financial statements, which is dated March 22, 2002, included in this annual report, Arthur Andersen has made the representations to us that are required by the SEC.  In the future, our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen or if Arthur Andersen becomes unable to make the required representations to us.  Further, it is possible that events arising out of the indictment may adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen’s prior audit of our financial statements.

KEY INFORMATION

BHP Billiton Group

          The selected consolidated financial information for the BHP Billiton Group set forth below as at and for the fiscal years ended June 30, 2002, 2001 and 2000 should be read in conjunction with, and is qualified in its entirety by reference to, the audited BHP Billiton Group Annual Financial Statements and the accompanying notes included in this annual report.  The selected interim financial information for the BHP Billiton Group set forth below as at and for the six months ended December 31, 2001 and 2002 should be read in conjunction with and is qualified in its entirety by reference to the unaudited BHP Billiton Group interim financial information and the accompanying notes included in this annual report.

		Six months ended December 31,		Year ended June 30,

Consolidated Profit and Loss Account		2002	2001	2002	2001	2000

		(US$ millions except per share data)
Amounts in accordance with UK GAAP
Group turnover – total		7,071	8,079	15,906	17,789	17,415
Group turnover – from continuing operations		7,071	6,926	13,562	14,771	12,744
Operating profit (including share of profit of joint ventures and associates)
-	excluding exceptional items – total	1,637	1,569	3,054	3,519	2,877
-	including exceptional items – total	1,637	1,569	2,943	2,825	2,182
-	excluding exceptional items – from continuing operations	1,637	1,531	2,984	3,284	2,485
-	including exceptional items – from continuing operations	1,637	1,531	2,873	2,612	1,790
Net profit before minority interests
-	excluding exceptional items	948	1,220	1,981	2,214	1,764
-	including exceptional items	929	1,220	1,737	1,252	1,527
Net profit attributable to members
-	excluding exceptional items	931	1,198	1,934	2,189	1,743
-	including exceptional items	912	1,198	1,690	1,529	1,506
Dividends provided for or paid		434	392	784	754	788
Number of Ordinary Shares (millions)(a)
-	at period end	6,210	6,026	6,044	6,023	5,817
-	weighted average	6,201	6,024	6,029	5,944	5,725
-	weighted average diluted	6,219	6,040	6,042	5,973	5,736
Per Ordinary Share:(a)
-	Net profit attributable to members
	Excluding exceptional items(c)
	- Basic	US$0.15	US$0.20	US$0.32	US$0.37	US$0.30
	- Diluted	US$0.15	US$0.20	US$0.32	US$0.37	US$0.30
	Including exceptional items
	- Basic	US$0.15	US$0.20	US$0.28	US$0.26	US$0.26
	- Diluted	US$0.15	US$0.20	US$0.28	US$0.26	US$0.26
-	Dividends provided for or paid – BHP Billiton Plc	US$0.070	US$0.065	US$0.130	US$0.120	US$0.113
-	Dividends provided for or paid – BHP Billiton Limited	US$0.070	US$0.065	US$0.130	A$0.247	A$0.247
Amounts in accordance with US GAAP(d)
Sales revenue – from continuing operations		7,071	6,926	13,552	8,100	7,467
Other income – from continuing operations		91	130	321	516	268
Operating income – from continuing operations		1,094	1,458	2,532	1,120	270
Net income – total		725	982	1,249	882	400
Net income – from continuing operations		720	937	1,513	718	257
Net (loss)/income – from discontinued operations		5	45	(264)	136	143

KEY INFORMATION

	Six months ended December 31,		Year ended June 30,

Consolidated Profit and Loss Account	2002	2001	2002	2001	2000

Per Ordinary Share(a):
Net income attributable to members
- Basic – from continuing operations	US$0.12	US$0.16	US$0.25	US$0.20	US$0.07
- Diluted – from continuing operations	US$0.12	US$0.16	US$0.25	US$0.20	US$0.07
- Basic – from discontinued operations	US$0.00	US$0.00	US$ (0.04)	US$0.04	US$0.04
- Diluted – from discontinued operations	US$0.00	US$0.00	US$ (0.04)	US$0.04	US$0.04
- Basic – total	US$0.12	US$0.16	US$0.21	US$0.24	US$0.11
- Diluted – total	US$0.12	US$0.16	US$0.21	US$0.24	US$0.11
Per ADS:
Net income attributable to members
- Basic – total	US$0.24	US$0.32	US$0.42	US$0.48	US$0.22
- Diluted – total	US$0.24	US$0.32	US$0.42	US$0.48	US$0.22

	Six months ended December 31,		At June 30,

Balance Sheet	2002	2001	2002	2001	2000

	(US$ millions)
Amounts in accordance with UK GAAP
Total assets	26,980	27,313	29,552	28,028	27,335
Total non-current portion of interest bearing liabilities(b)	6,080	6,748	5,534	6,521	5,040
Contributed equity	3,511	4,817	4,895	4,791	5,356
Equity attributable to members	11,456	12,179	12,356	11,340	11,036
Amounts in accordance with US GAAP(d)
Total assets – total	33,534	35,507	35,775	35,232	17,698
Total assets – of continuing operations	33,534	32,919	33,003	32,562	13,046
Total non-current portion of interest bearing liabilities – total	6,645	6,781	6,350	6,607	3,501
Total non-current portion of interest bearing liabilities – of continuing operations	6,645	6,718	6,296	6,544	3,412
Equity attributable to members	16,508	17,247	17,147	16,602	6,333

_______________

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

(d)

The following US GAAP consolidated financial information for the BHP Billiton Group set forth below as at and for the years ended May 31, 1999 and 1998 has been derived from the audited consolidated financial statements, prepared in Australian dollars, of the BHP Billiton Limited Group (the predecessor to the BHP Billiton Group) and converted to US dollars from Australian dollars at US$/A$ rates of 0.6232 and 0.6938 for the years ended May 31, 1999 and 1998, respectively, and rates of 0.6509 and 0.6217 at May 31, 1999 and 1998, respectively.

KEY INFORMATION

Year ended May 31,

	1999	1998

(US$ millions)
Sales revenue	11,984	14,701
Net loss attributable to members	(1,165)	(407)
Per ordinary share:
- Net loss attributable to members
- Basic	US$(0.33)	US$(0.12)
- Diluted	US$(0.33)	US$(0.12)
- Dividends provided for or paid
- As declared	US$0.318	US$0.354
- As declared, adjusted for the bonus issue	US$0.154	US$0.171
Per ADS:
- Net loss attributable to members
- Basic	US$(0.66)	US$(0.24)
- Diluted	US$(0.66)	US$(0.24)
- Dividends provided for or paid
- As declared	US$0.636	US$0.708
- As declared, adjusted for the bonus issue	US$0.308	US$0.342

	Year ended May 31,

	1999	1998

	(US$ millions)
Total assets	21,271	23,529
Total non-current portion of interest bearing liabilities	6,471	7,919
Equity attributable to members	6,509	7,787

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

	Period ended	Year ended June 30,
	June 28,
Consolidated Profit and Loss Account	2001	2000	1999	1998

	(US$ millions)
Amounts in Accordance with UK GAAP
Group turnover	7,333	5,550	5,174	6,060
Net profit before minority interest
- excluding exceptional items	706	607	430	560
- including exceptional items	587	607	430	560
Net profit attributable to members of BHP Billiton Plc
- excluding exceptional items	693	566	382	429
- including exceptional items	608	566	382	429
Dividends provided for or paid	278	232	218	225
Number of Ordinary Shares (millions)
- at period end	2,319	2,138	2,138	2,138
- weighted average	2,255	2,076	2,108	2,105
- weighted average diluted	2,269	2,076	2,108	2,105
Per Ordinary Share(a):
- Net profit attributable to members of BHP Billiton Plc
Excluding exceptionals(b)
- Basic	US$0.31	US$0.27	US$0.18	US$0.20
- Diluted	US$0.31	US$0.27	US$0.18	US$0.20
Including exceptionals
- Basic	US$0.27	US$0.27	US$0.18	US$0.20
- Diluted	US$0.27	US$0.27	US$0.18	US$0.20
Dividends provided for or paid
- US$ per share – as declared	US$0.120	US$0.113	US$0.105	US$0.105
Amounts in Accordance with US GAAP
Sales revenue	7,333	5,550	5,174	6,060
Profit from ordinary activities before taxation and borrowing	988	927	675	1,000
Net profits, attributable to members of BHP Billiton Plc	482	528	341	433

KEY INFORMATION

	Period ended	Year ended June 30,
	June 28,
	2001	2000	1999	1998

Per Ordinary Share:
- Net profit, attributable to members
- Basic	US$0.21	$0.25	$0.16	$0.21
- Diluted	US$0.21	$0.25	$0.16	$0.21
Dividends provided for or paid
- US$ per share – as declared	US$0.120	US$0.113	US$0.105	US$0.105

(a)	Based upon the weighted average number of shares on issue.

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

Currency of presentation

          The BHP Billiton Group publishes its consolidated financial statements in US dollars.  The financial statements of the BHP Billiton Plc Group included in this annual report are published in US dollars.

KEY INFORMATION

B.     Capitalisation and Indebtedness

BHP Billiton Group capitalisation at December 31, 2002

          The following tables set out the capitalisation of the BHP Billiton Group at December 31, 2002 and any significant events affecting our capitalisation through the date of this annual report, in accordance with UK GAAP.

          There has been no material change in short and long-term debt and no material reduction in shareholders funds since December 31, 2002.

At December 31, 2002

Actual

(in US$ millions unaudited)
Amounts in Accordance with UK GAAP
Short-term debt	1,857

Long-term debt
Unsecured	5,568
Secured	512

Total long-term debt	6,080

Shareholders’ funds
Share capital(1)
- BHP Billiton Limited	1,759
- BHP Billiton Plc	1,752
Profit and loss account	7,945

Total shareholders’ funds	11,456

Total capitalisation	19,393

Amounts in Accordance with US GAAP
Short-term debt	1,269

Long-term debt
Unsecured	6,133
Secured	512

Total long-term debt	6,645

Shareholders’ funds
Share capital(1)
- BHP Billiton Limited	1,236
- BHP Billiton Plc	7,449
Other equity items	229
Retained profits	7,594

Total shareholders’ funds	16,508

Total capitalisation	24,422

(1)	The amount of issued capital yet to be paid at December 31, 2002 was US$12 million for BHP Billiton Limited and nil for BHP Billiton Plc.

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

Our profits may be negatively affected by currency exchange rate fluctuations

          Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate.  Fluctuations in the exchange rate of those currencies may have a significant impact on our financial results.  The US dollar is the currency in which the majority of our sales are denominated.  Operating costs are influenced by the currencies of those countries where our mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined.  The Australian dollar, South African rand and US dollar are the most important currencies influencing our operating costs.  Given the dominant role of the US currency in our affairs, the US dollar is the currency in which the BHP Billiton Group measures its financial performance.  It is also the natural currency for borrowing and for holding surplus cash.  An exception to this is our borrowings denominated in South African rand, which at December 31, 2002 was 4% of our total debt on a UK GAAP basis.  This view-based strategy is based on the historical depreciation of the South African rand against the US dollar and the interest rate differential between the two currencies.  We do not generally believe that active currency hedging provides long-term benefits to our shareholders.  Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits established by our Boards.  Therefore, in any particular year, currency fluctuations may have a significant impact on our financial results.

          Our losses due to legacy foreign currency hedging amounted to US$95 million for the half-year ended December 31, 2002 compared with losses of US$176 million for the half-year ended December 31, 2001, and we had losses of US$331 million, US$360 million and US$175 million in the years ended June 30, 2002, 2001 and 2000, respectively.

Failure to discover new reserves or enhance existing reserves could negatively affect the BHP Billiton Group’s results and financial condition

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

Compliance with health, safety and environment regulations may impose burdensome costs

          The nature of the industries in which we operate means that our activities are highly regulated by health, safety and environmental laws.  As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses.  The December 1997 Kyoto Protocol established a set of emission targets for developed countries ratifying the Protocol.  It is uncertain at this stage how the Kyoto Protocol will affect our operations and our customers.  There is a risk that the Kyoto Protocol may negatively impact our operations and our financial results.  We may also be exposed to increased operational costs due to the costs and lost worker’s time associated with the HIV/AIDS infection rate of our Southern African workforce.  These compliance costs, litigation expenses, remediation expenses and operational costs could negatively affect our financial results.

Land tenure disputes may negatively impact the BHP Billiton Group’s operations

          We operate in several countries where ownership of land is uncertain, and where disputes may arise in relation to ownership.  These disputes cannot always be predicted, and hence there is a risk that this may cause disruption to some of our mining projects and prevent our development of new projects.

           In Australia, the Native Title Act 1993 provides for the establishment and recognition of native title under certain circumstances.  Like land ownership disputes, native title could materially and adversely affect our new or existing projects.

          In South Africa, the Extension of Security of Tenure Act (1997) prevents evictions from taking place in the absence of a court order.  Occupiers who reside on the owner’s land, with the requisite consent of the owner, have rights to remain in occupation unless they breach their statutory obligations as occupiers.  A process exists for long-term occupiers to enjoy life long tenure.  However, the legislation provides for the option of provision of suitable alternative land for occupation.  Furthermore, the Restitution of Land Rights Act (1994) permits dispossessed communities to reclaim land but only where such dispossession occurred after 1913 and as a consequence of a discriminatory practice or law.  Both these Acts could materially and adversely affect new or existing projects of the BHP Billiton Group.

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

Additional risks associated with emerging markets may negatively impact some of the BHP Billiton Group’s operations

          We operate in emerging markets which may involve additional risks that could have an adverse impact upon the profitability of an operation.  Such risks could include civil unrest, nationalization, re-negotiation or nullification of existing contracts, leases, permits or other agreements, and changes in laws and policy as well as other unforeseeable risks.  If one or more of these risks occurs at one of our major projects, it could have a negative effect on our operating results or financial condition.

KEY INFORMATION

We may not be able to integrate successfully our acquired businesses

          We have grown our business in part through acquisitions and expect that some of our future growth will stem from acquisitions.  There are numerous risks encountered in business combinations and we may not be able to successfully integrate acquired businesses or generate the cost savings and synergies anticipated, which could negatively affect our financial condition and results of operations.

We may not recover our investments in exploration and new mining and oil and gas projects

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

          BHP Billiton Limited is a corporation organized under the laws of the Commonwealth of Australia.  BHP Billiton Plc is a public limited company incorporated under the laws of England and Wales.  Substantially all the directors and officers of these companies, and some of the experts named in this document, reside outside the United States, principally in Australia. A substantial portion of the assets of these companies, and the assets of the directors, officers and experts, is located outside the United States. Therefore, you may not be able to effect service of process within the United States upon these companies or persons so that you may enforce judgments of United States courts against them based on the civil liability provisions of the United States federal securities laws.  In addition, you may have difficulty bringing an original action in an Australian or United Kingdom court to enforce liabilities against us or any person based on US federal securities laws.

INFORMATION OF THE COMPANY

ITEM 4.	INFORMATION ON THE COMPANY

 A.    History and Development of BHP Billiton

     Background

          We are one of the world’s largest diversified resources groups with a combined market capitalisation of approximately US$35.0 billion as of December 31, 2002 and combined revenues of US$17.8 billion for the year ended June 30, 2002.  We hold industry leader or near-leader positions in a range of products, including:

•	world’s largest exporter of energy coal;

•	world’s largest exporter of metallurgical coal for the steel industry;

•	world’s third largest producer of iron ore;

•	world’s fourth largest producer of copper;

•	Western world’s fourth largest producer of primary aluminium; and

•	world’s largest producer of manganese, chrome and ferroalloys.

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

INFORMATION OF THE COMPANY

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

          The table below sets forth the contribution to combined turnover and profit (before tax) of each of these customer sector groups for the three years ended June 30, 2002 and for the six months ended December 31, 2002 and 2001.

	Turnover

	Six months ended December 31,		Year ended June 30

	2002	2001	2002	2001	2000

	(US$ millions)
Group including share of joint ventures and associates
Aluminium	1,535	1,371	2,857	2,971	2,357
Base metals	897	817	1,821	1,719	1,933
Carbon steel materials	1,747	1,660	3,306	3,349	2,826
Stainless steel materials	491	449	868	994	1,156
Energy coal	947	1,045	1,919	1,982	1,597
Diamonds and Specialty Products	716	752	1,480	1,318	500
Petroleum	1,511	1,434	2,815	3,361	2,971
Steel (discontinued operations)(1)	—	1,245	2,550	3,214	4,889
Group and unallocated(1)	424	378	730	755	833
Intersegment	(220)	(257)	(568)	(584)	(660)

Total	8,048	8,894	17,778	19,079	18,402

INFORMATION ON THE COMPANY

	Profit before tax

	Six months ended December 31,		Year ended June 30,

	2002	2001	2002	2001	2000

	(US$ millions)
Group including share of joint ventures and associates
Aluminium	266	191	492	523	438
Base metals	83	69	200	462	465
Carbon steel materials	506	565	1,084	918	548
Stainless steel materials	61	(36)	3	72	204
Energy coal	124	350	536	382	137
Diamonds and Specialty Products	150	138	272	188	167
Petroleum	660	576	1,073	1,407	1,061
Steel (discontinued operations)(1)	—	55	86	240	396
Group and unallocated(1)	(191)	(257)	(558)	(565)	(389)
Exceptional Items	(19)	—	(212)	(1,088)	(760)
Net interest	(245)	(29)	(249)	(476)	(489)

Total	1,395	1,622	2,727	2,063	1,778

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations. Comparatives have been stated accordingly.

          The table below sets forth the contribution to combined turnover and net profit (before tax and net interest) by geographic origin for the three years ended June 30, 2002, and for the six months ended December 31, 2002 and 2001.

	Turnover

	Six months ended December 31,		Year ended June 30,

	2002	2001	2002	2001	2000

	(US$ millions)
Geographic origin
Australia	3,048	2,925	5,842	5,854	4,887
Europe	1,046	1,052	2,049	1,907	1,147
North America	1,011	1,072	2,143	1,909	1,264
South America	1,228	1,031	2,255	2,350	2,078
Southern Africa	1,503	1,340	2,696	3,107	3,319
Rest of World	212	229	243	738	818
Discontinued operations(1)	—	1,245	2,550	3,214	4,889

Total	8,048	8,894	17,778	19,079	18,402

INFORMATION ON THE COMPANY

	Profit before tax and net interest

	Six months ended December 31,		Year ended June 30,

	2002	2001	2002	2001	2000

	(US$ millions)
Geographic origin
Australia	930	872	1,655	1,456	447
Europe	108	115	127	191	265
North America	85	66	22	127	133
South America	216	128	301	444	644
Southern Africa	323	339	712	498	483
Rest of World	(3)	76	73	(395)	52
Discontinued operations(1)	(19)	55	86	218	243

Total	1,640	1,651	2,976	2,539	2,267

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations. Comparatives have been stated accordingly.

          The table below sets forth the analysis of combined turnover by geographic market for the three years ended June 30, 2002, and for the six months ended December 31, 2002 and 2001, and for the six months ended December 31, 2002 and 2001.

	Turnover

	Six months ended December 31,		Year ended June 30,

	2002	2001	2002	2001	2000

	(US$ millions)
Geographic market
Australia	935	670	1,618	1,434	1,220
Europe	2,272	2,198	4,295	4,139	3,130
Japan	1,087	997	2,078	2,531	2,270
South Korea	585	428	1,068	906	954
Other Asia	958	1,121	1,830	1,857	1,691
North America	1,295	1,250	2,344	2,603	1,994
Southern Africa	418	407	1,239	1,159	1,337
Rest of World	498	578	756	1,236	917
Discontinued operations(1)	—	1,245	2,550	3,214	4,889

Total	8,048	8,894	17,778	19,079	18,402

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations. Comparatives have been stated accordingly.

          The ore reserves tabulated are all held within existing, fully permitted mining tenements.  The BHP Billiton Group’s minerals leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.  Ore reserves are presented in the accompanying tables subdivided for each of the Customer Sector Groups.

          All of the ore reserve figures presented are reported in 100% terms, and represent estimates at June 30, 2002.  All tonnes and grade information has been estimated more precisely than the rounded numbers that are reported, hence small differences may be present in the totals.

INFORMATION ON THE COMPANY

          As the reported reserves contained in this annual report have been reported based on historical average commodity prices in accordance with Industry Guide 7, they differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK.  Those jurisdictions require the use of the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code), which contemplates the use of reasonable investment assumptions in calculating reserve estimates.

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

          Capital expenditures and financial investment totalled US$2,621 million in 2001-2002, a US$1,014 million decrease compared with 2000-2001.  Expenditure on growth projects amounted to US$1,590 million, including Escondida Phase IV, the ROD oil and Ohanet wet gas projects in Algeria, Mozal II and Petroleum projects in the Gulf of Mexico.  Maintenance capital expenditure was US$891 million.  Exploration expenditure was US$390 million in 2001-2002, an increase of US$49 million, compared with 2000-2001.  Capital expenditures and financial investment totalled US$1,200 million in the six months end December 31, 2002, a US$92 million increase compared to the six months ended December 31, 2001.  Expenditure on growth projects and investments was US$1,020 million including Petroleum projects in the Gulf of Mexico, the Mt Arthur North energy coal project in Australia, the ROD oil and Ohanet wet gas projects in Algeria, the Mining Area C, Yandi and Part and Capacity Expansion (PACE) iron ore projects in Australia, the Hillside 3 expansion in South Africa and the Mozal II expansion in Mozambique.  Maintenance capital expenditure was US$248 million and exploration expenditure was US$130 million.

          During 2001-2002, we committed approximately US$2.5 billion to new significant growth projects, including: US$790 million on Gulf of Mexico oil and gas developments (Maddog, Atlantis and the transportation system); US$123 million on the Minerva gas field and US$50 million on the Bream Gas Pipeline (Petroleum); US$449 million on the Hillside 3 expansion (Aluminium); US$411 million on Mount Arthur North (Energy Coal); US$480 million on the Mining Area C and Port Capacity expansion projects and US$170 million on the Dendrobium metallurgical coal mine (Carbon Steel Materials). During the six months ended December 31, 2002, we did not commit to any new significant growth projects.

INFORMATION ON THE COMPANY

B.	Business Overview

Aluminium

          Our Aluminium customer sector group is principally involved in the production of aluminium and alumina.  The map below sets forth the geographic locations of our key aluminium assets.

WORLD MAP — ALUMINIUM

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

     Bayside

          We own the Bayside aluminium smelter, which was commissioned in 1971.  Bayside is located at Richards Bay, KwaZulu Natal, South Africa.  Bayside currently produces approximately 180,000 tonnes of aluminium per year.  We have upgraded our smelter to bring its air emissions within our permit limits set for 2003.  The smelter uses Alusuisse pre-bake and Soderberg self-bake technologies.

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

INFORMATION ON THE COMPANY

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

INFORMATION ON THE COMPANY

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

          The mining joint venture exploits the Lelydorp deposit, an open pit mine located in the coastal plain of Suriname, approximately 25 kilometers south of Paramaribo.  The mining joint venture produces metallurgical grade bauxite, which is processed by the refining  joint venture’s alumina plant at Paranam, located 17 kilometers east of the Lelydorp III mine.  The Lelydorp deposit has a nominal production capacity of 2.25 million tonnes per annum.  The refining joint venture owns and operates port facilities located at Paranam, at the Suriname River.  Alumina exports take place from the Paranam port.

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

     Alumar

          The Alumar Consortium (Alumar) is an unincorporated joint venture comprised of an alumina refinery, an aluminium smelter and support facilities. We own a 46.3% interest in the aluminium smelter and Alcoa Aluminio S.A. (Alcoa) owns the remaining 53.7%.  We own a 36% interest in the alumina refinery, an affiliate of Alcan Aluminium Limited (Alcan) owns 10%, Alcoa owns 35.1% and Abalco S.A. (owned 60% by Alcoa and 40% by Alumina Limited) owns the remaining 18.9% .  The alumina and aluminium plants are integrated, located in the industrial district of São Luís, the capital of the state of Maranhão, in northern Brazil.

          Total annual smelter production, using Alcoa technology, is approximately 370,000 tonnes of aluminium per year. Alumina arrives by conveyor from the adjoining refinery and electricity generated at the Tucuruí hydroelectric dam arrives via two transmission lines. We purchase our electric power requirements from Central Electricas de Norte under a long-

INFORMATION ON THE COMPANY

term contract that will expire in 2004.  Most of the production is standard ingots and we sell a quarter of our share of the ingots to domestic customers with the balance sold on the export market.

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

          We own 14.8% of Mineraçao Rio Norte S.A. (MRN), a Brazilian mining company jointly owned by affiliates of Alcoa, Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce (CVRD) and Norsk Hydro.  MRN was incorporated and began its operations in 1967.  MRN extracts, processes and supplies bauxite to the Alumar refinery under a long-term contract.  In March 2000, the MRN board approved a US$220 million expansion of bauxite mining production from 11 million tonnes to 16.3 million tonnes per annum.  The additional production started at the beginning of 2003.  Currently, MRN has estimated reserves that would allow it to produce 16.3 million tonnes of bauxite per annum for approximately 10 years.  The mine is actively pursuing an evaluation program of bauxite plateaus within the remaining lease area to establish the overall life of the project.  MRN holds valid mining rights to all its reserves until exhaustion of the reserves.

          During 2001-2002, we joined two consortia with the objective of participating in auctions being held by the Brazilian Electricity Regulatory Agency for concession to build and operate a series of proposed Hydropower Plants.  The first is a consortium made up of affiliates of Alcoa, CRVD, Companhia  Brasileira de Alumino and Camargo Correa Energia S.A.  We own a 20.6% interest in this consortium.  In the past year the consortium won the auction for the Santa Isabel Baixa concession and has recently signed the concession contract.  Our partners in the second consortium are affiliates of Alcoa, CRVD, Tractebel and Camargo Correa Energia S.A.  We own a 16.5% interest in this consortium.  This consortium won the auction for the Estreito concession in July 2002 and the Estreito concession contract was signed in December 2002.  We intend to participate in further auctions.

     Valesul Aluminio SA

          We own a 45.5% joint venture interest in Valesul Aluminio SA, an aluminium smelter located in Rio de Janeiro, Brazil. The balance is held by the CVRD group.  The port of Sepetiba is less than 40 kilometers away and the Port of Rio de Janeiro is less than 60 kilometers away.

          Valesul began production in 1981.  It currently produces approximately 93,000 tonnes of aluminium per year based on P19 Reynolds technology.  The Valesul cast house can supply a wide range of aluminium products for the extrusion, cable and automotive industries.  The vast majority of alloys, ingots and billets are sold domestically to independent fabricators. A small portion is exported.  With respect to required raw materials, alumina arrives by ship while petroleum coke and liquid pitch arrive by truck.  Valesul owns four small hydroelectric stations and has an 8% effective participation in the Maesa hydroelectric consortium which operates the Machadinho hydroelectric plant.  Since Machadinho reached full operation in July 2002, Valesul only draws power from the grid outside of the peak power period.

INFORMATION ON THE COMPANY

     Reserves and Production

          The table below details our bauxite-ore reserves in metric tonnes, and are presented in 100% terms as estimated at June 30, 2002.

	Proved Ore Reserve(1)(2)(3)(4)(7)		Probable Ore Reserve(1)(2)(3)(4)		Total Ore Reserve		BHP Billiton Interest %

Deposit	Tonnes (millions)	Grade % Alumina	Tonnes (millions)	Grade % Alumina	Tonnes (millions)	Grade % Alumina

Australia(5) Worsley	305	30.7	12	30.9	317	30.7	86
Suriname(5) Lelydorp	11.4	52.5	0	—	11.4	52.5	76
Brazil(6)
MRN Crude	36.2	—	172.7	—	208.9	—	—
MRN Washed	25.7	48.8	125.4	50.9	151.1	50.6	14.8

(1)	Mine dilution and recovery are included in the reserve statements for each deposit.

(2)	Alumina as available alumina.

(3)	Approximate drill hole spacings used to classify the reserves are:

	Proven Ore Reserves	Probable Ore Reserves

Worsley	100m or less grid spacing	200m or less grid spacing
Lelydorp	61.5m x 61.5m	No reserve quoted in this category
MRN	200m grid spacing or less with mining and metallurgical characterization (test pit/bulk sample) plus a reliable suite of chemical and size distribution data	<400m grid spacing or 400m spaced grid with a 200m offset fill-in plus a reliable suite of chemical and size distribution data

(4)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.

(5)	Worsley Alumina Pty Ltd (Worsley) and Lelydorp reserve tonnages are quoted on a dry basis.

(6)	Mineracao Rio de Norte washed reserve tonnages and grades are quoted on a nominal 5% moisture content basis.

(7)	Aluminium price used to test the economic viability of the ore reserves is US$1,477 per tonne.

INFORMATION ON THE COMPANY

          The table below details our alumina and aluminium production for the three years ended June 30, 2002 and the six months ended December 31, 2001 and 2002.  Production data shown is our share unless otherwise stated.

		BHP Billiton Group Share of Production

	BHP Billiton Group Interest	Six months ended December 31,		Year ended June 30,

		2002	2001	2002	2001	2000

	(thousands of tonnes)
Alumina(1)
- Worsley(2)	86%	1,360	1,333	2,696	1,632	592
- Suriname	45%	434	428	850	852	857
- Alumar	36%	235	168	396	454	429

Total		2,029	1,929	3,942	2,938	1,878

Aluminium(1)
- Hillside	100%	269	242	502	498	494
- Bayside	100%	91	89	174	178	177
- Mozal(3)	47%	64	64	127	93	—
- Alumar	46.3%	88	67	152	172	171
- Valesul	45.5%	22	17	37	43	41

Total		534	479	992	984	883

(1)	These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001.

(2)	Our interest in Worsley increased from 30% to 86% effective January 2001.

(3)	Mozal produced its first metal in June 2000 and achieved full commissioning of its 250,000 tonnes per annum capacity in December 2000.

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

     Market Conditions

          At the beginning of calendar 2003 the aluminium market remained in surplus, which has been reflected in a weak LME aluminium price generally within the range $1,300-1,400/t. A number of credible market estimates of the 2003 primary aluminium surplus fall within the range of 0.5-1.0mt.

          Surpluses remain despite some favourable demand and supply factors. There has been a reasonable year-on-year recovery in consumption in the key economies of the US, Europe and Japan, albeit from very weak levels, and strong

INFORMATION ON THE COMPANY

Chinese consumption. Supply remains substantially curtailed in the Pacific North West of the US. In addition, modest production cutbacks are in place in China, New Zealand and Europe due to low rainfall leading to increased power prices.

          The aluminium market looks set to remain in oversupply for the remainder of 2003 and also in 2004. Chinese primary aluminium capacity growth should continue unabated, despite the hitherto modest effect of regional power shortages and rising alumina prices. Despite its strong ongoing consumption growth, China is likely to continue its transition to a large net aluminium exporter in the ensuing years.

          In contrast to primary aluminium, the smelter grade alumina market has shown significant improvement in the past 6-months. The Metal Bulletin spot alumina price has risen from US$145/t at the end of September 2002 to US$245/t in mid-March 2003. Many of the fundamental factors that have led to a weak aluminium market are correspondingly favourable for alumina. The strong growth in both Chinese and non-Chinese aluminium capacity growth translates directly into improved demand for alumina. This spot price development should progressively be reflected in the pricing of longer-term contracts.

          Alumina industry capacity utilisation has risen almost to its limit. Some idle high cost refining capacity might remain idled due to specific local cost factors.

          The diverging prospects for aluminium and alumina reflect their different industry structures and underlying economics.

Base metals

          Our Base Metals customer sector group is comprised of our assets and interests in copper, lead, zinc, silver, gold and uranium.  We provide base metals concentrates to smelters worldwide and copper cathodes to rod and brass mills and casting plants.  The map below sets forth the geographic locations of Base Metals’ key assets.

WORLD MAP — BASE METALS

     Copper

          We are one of the world’s top four producers of copper.  The Escondida mine is the world’s largest and one of the lowest-cost sources of copper.  Our other key copper assets include the Cerro Colorado mine in northern Chile, the Tintaya and Antamina operations in Peru, and Alumbrera operation in Argentina.  We also have a number of greenfield and brownfield expansion opportunities.

          In December 2002, we announced we would continue our program of demand-based production in the Base Metals Group originally announced in November 2001.  During calendar year 2003, we will target an annualized production rate of 1.05 million tonnes of copper at our Escondida mine (150,000 tonnes of cathode and 900,000 tonnes of copper contained in concentrate), and 34,000 tonnes of cathode at our Tintaya mine.  We will continue to maintain our Pinto Valley and Robinson mines in the Southwest United States on standby status.  As a consequence, we should produce 390,000 tonnes of copper (305,000 tonnes representing our share) below installed capacity in calendar year 2003 on an annualized basis.  Production from our other copper mines are not planned to be affected.

          Escondida

          We hold a 57.5% interest in Escondida, an open-pit copper mine accessible by road and located in northern Chile’s Atacama Desert, at an altitude of approximately 3,100 meters, 160 kilometers southeast of the port city of Antofagasta.  The other owners are affiliates of Rio Tinto plc, which hold a 30% interest, JECO which holds a 10% interest, (Mitsubishi Corporation, 7%, Mitsubishi Materials Corporation, 1%, Nippon Mining and Metals Company Limited, 2%), and the International Finance Corporation, which holds a 2.5% interest.

INFORMATION ON THE COMPANY

          Escondida has committed its forecast annual concentrate production under long-term sales contracts ranging in duration from 5 to 10 years. Expiration of these contracts varies from contract to contract with the earliest being at the end of calendar 2003 and the latest in 2012. Forecast production is fully committed (though not 100% priced) through the end of calendar year 2004, under long-term contract arrangements.  Approximately 70% of annual cathode production is sold under annual contracts to end-users and traders located primarily in Europe, the Far East and Brazil and the remainder of production is sold on a spot basis.

          Original construction of the operation was completed in 1990 at a cost of US$836 million and the project has since undergone three phases of expansions and additions at an additional cost of US$1,181 million plus US$451 million for the construction of an oxide plant.  The operation has two conventional processing streams, with high quality copper concentrate being extracted from sulphide ore through a flotation extraction process and pure copper cathode obtained in a plant applying leaching and subsequent solvent extraction and electro-winning to oxide ores.  An open pit mine services both operations, with a current total movement of approximately 310 million tonnes of material each year, while dedicated pipeline and port facilities as well as a private railway are used to transport output.

          Escondida’s past annual production has exceeded 900,000 tonnes of copper contained in concentrate and cathode.  However, the total production for 2001–2002 was 762,000 tonnes due to the lower grade ore being fed to the concentrator and as a result of the curtailment in production described below.  The average grade of these ores is expected to be approximately 1.6% of contained copper in 2004, before declining further after 2008.  Based on a current ore feed grade of 1.6% of contained copper, the existing mine equipment and mill facilities are expected to produce 2.1 million tonnes of concentrate in 2002–2003, containing approximately 770,000 tonnes of copper.  The oxide leach plant, commissioned December 1, 1998, and debottlenecked in 2001, has an annual capacity of 150,000 tonnes of copper cathode.

          As ore grades decline further, annual copper production in concentrate was expected to decrease to below 600,000 tonnes.  The Phase IV expansion is expected to offset this decrease by increasing production capacity of the operation to over 1 million tonnes of copper contained in concentrate beginning in 2003.  Development works for the project commenced in late 2000.  The Phase IV expansion is budgeted at a total cost of US$1,045 million.  The funding for the Phase IV expansion has been completed through a non-recourse syndicated bank loan, two non-recourse export credit agency loans and a subordinated shareholder loan.

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

INFORMATION ON THE COMPANY

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

          On November 8, 2001, Escondida announced its decision to temporarily reduce copper production at Escondida by 80,000 tonnes per annum, effective as of that date.  This decision was taken in response to the serious fall in demand for copper, arising from unfavourable global economic conditions.  In May 2002, Escondida decided to continue these cuts in production until the end of 2002.  In December 2002, it was announced that Escondida will operate at  a production level of 1.05 million tonnes of copper during calendar 2003, approximately 200,000 tonnes below its installed production capacity of 1.25 million tonnes. This is being achieved through the combination of mining lower grade ores and maintenance shutdowns in the older Los Colorados concentrator facility.  The ramp up of the Phase IV Expansion facility  is continuing as planned.

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

          Production commenced in 1984 and currently consists of a conventional flotation extraction process producing copper in concentrate from sulphide ore. Tintaya’s total annual production capacity is 90,000 tonnes of copper contained in concentrate along with gold and silver credits.  An acid leach plant for oxide ore commenced commercial operation in June 2002 and is designed to produce 34,000 tonnes of copper cathode per year.  This plant is projected to increase production to 40,000 tonnes of copper cathode per year. We expect annual production to remain stable until 2010 and then decrease as sulphide ore mining ceases and low grade stockpiles are processed to the end of the life of the mine, which we estimate will be in 2012-2014.  As part of our work to improve mining operation efficiencies, we have moved the majority of the Robinson Mine equipment fleet to Tintaya. This equipment is now assembled at Tintaya replacing the old mining fleet.

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

INFORMATION ON THE COMPANY

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

          The Cerro Colorado deposit is approximately 2 kilometers long east-west and 1.5 kilometers wide north-south.  Two main zones are present.  Mineralization is from 50 meters to 250 meters thick and is covered with 50 meters to 150 meters of leached cap and post-mineral rocks.  The east deposit contains multiple layers of oxide and sulphide mineralization with complex shapes.  The west deposit generally consists of one oxide layer overlying one sulphide layer, but locally exhibits some of the complexities present in the east deposit.

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

          Alumbrera

          Through Rio Algom we hold 50% and Rio Tinto holds the other 50% interest in Musto Explorations (Bermuda) Limited, which itself holds a 50% interest in Minera Alumbrera Limited.  M.I.M. Holdings Limited holds the remaining 50% interest in Minera Alumbrera Limited.  Rio Tinto announced on January 15, 2003 that it had signed a non-binding letter of intent under which Rio Tinto would sell its 25 per cent interest in Minera Alumbrera Limited, Argentina to Wheaton River Minerals Ltd.

          We have an effective 25% interest in Minera Alumbrera Limited, the company responsible for developing and operating the Alumbrera project.  The Alumbrera mine is located in the Province of Catamarca, in the Argentine Andes at an altitude of 2,600 meters, approximately 1,100 kilometers northwest of Buenos Aires, 60 kilometers northwest of

INFORMATION ON THE COMPANY

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

          In 1997, a US$670 million financing arrangement provided by a consortium of international lenders was arranged to partially finance the project, with the balance being provided by the project sponsors.  At December 31, 2002, the outstanding balance owed to the lenders was US$263 million.  Substantially all the assets of Minera Alumbrera have been pledged to the lenders as security for the loans.  As the project has satisfied completion test criteria, the loans are now, subject to certain limited exceptions, non-recourse to our subsidiary, Rio Algom.

          Minera Alumbrera has commissioned a third line mill and pebble crushing circuit, which was recently installed at a cost of US$26.1 million.  These expansions were funded from project cashflows and are designed to increase the mine’s processing capacity to 100,000 tonnes per day.  The mine’s annual average production is expected to increase to 190,000 tonnes of copper in concentrate and 600,000 ounces of gold in concentrate and doré over eight years, before declining as low grade stockpiled ore is processed.

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

        We announced on March 26, 2003 that our fully owned subsidiary Rio Algom has agreed to sell its 25% stake in Minera Alumbrera to Wheaton River Minerals Ltd. for a purchase price of US$180 million. Not less than US$130 million of the purchase price will be payable on closing. Payment of up to US$50 million of the purchase price may be deferred by Wheaton until May 30, 2005. Any deferred payment will bear interest at LIBOR plus 2% and will be secured by the interests in Minera Alumbrera acquired by Wheaton. Closing is anticipated in June, 2003. The transaction is subject to the receipt of required regulatory and other consents, approvals and releases, including from the lenders to Minera Alumbrera.

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

INFORMATION ON THE COMPANY

claims and leases, government grants and some properties in fee simple.  Included in these property interests are 33,128 hectares of mineral rights and 2,698 hectares of surface rights.  These rights can be held indefinitely.

          Facilities include the Highland mill and the Lornex and Valley open-pit mines, which are adjacent to the concentrator.  The Lornex pit is approximately 2.5 kilometers long and 1.5 kilometers wide and contains mainly chalcopyrite ore.  The Valley pit is round in shape and approximately 2 kilometers in diameter.  It contains mainly bornite ore.  Both deposits are porphyry type.  The mill uses semi-autogenous grinding and conventional flotation and has a nominal milling capacity of 120,000 tonnes per day.  The venture transports crushed ore from the Valley mine, which comprises approximately 89% of the mill feed, via two 6,000 tonne per hour inclined conveyor belt systems.  Two 60 x 89 gyratory semi-mobile crushers, located in the pit, feed the inclined conveyors.  Ore from the Lornex mine is trucked to a third fixed gyratory crusher and conveyor system.  The three conveyor systems are integrated to allow blending of ore to three mill stockpiles.  The venture expects to remain in production for approximately eight years.

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

          We conducted a feasibility study to develop a project for an open pit mine with facilities capable of processing approximately 50,000 tonnes per day of ore through a combination of chemical and bio-leaching processes to produce 200,000 tonnes per year of electrowon copper cathode.  A feasibility study independent peer review was conducted during August 2002.  This review focused on the technical core of the Spence project.  Further study work has been commenced to ensure that recent advances that have proven successful in other operations are incorporated in the project.  A revised feasibility study will be produced and reviewed by year end, prior to submission to the Board.

INFORMATION ON THE COMPANY

          North American copper assets

          Our North American copper assets, other than Highland Valley Copper described above and the San Manuel smelting facilities located in Arizona, continue on care and maintenance while producing a minor amount of cathode copper at some locations for a transitional period while various alternatives are evaluated.

          In June 1999, we announced the cessation of these North American copper operations would occur in the August quarter of 1999 and recorded a charge to profit of A$1,800 million (no tax effect) for asset writedowns (net of estimated realization values attributed to the remaining assets) and provisions.  The provisions relate mainly to site remediation which will take place over a significant number of years, together with provisions for other closure costs.

          Formal closure plans are being developed and are planned to be submitted in accordance with local regulatory timetables.  We expect that the expenditure will be incurred after the closure plans have been approved.  Approval is anticipated in the next 3-5 years.

          In January 2002, we announced the closure of the San Manuel mining facilities and we are currently in the process of closing such facilities.

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

          In September 1998, the venture participants elected to proceed with development of the project.  The agreement with Centromin required the owners to invest US$2.5 billion in the project by June 6, 2002 or pay 30% of the shortfall to Centromin in lieu of further expenditures.  In June 1999, the project company signed definitive documentation with a group of lenders for US$1.32 billion of financing for the project.  On August 2, 2002, a payment of US$111.5 million was made to Centromin in lieu of the expenditure shortfall making the total development cost, including financing costs, working capital, payments to Centromin and sunk costs US$2,228 million.

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

INFORMATION ON THE COMPANY

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

          Selbaie

          The wholly-owned Selbaie open-pit mine is situated 250 kilometers north of Rouyn-Noranda in northwestern Quebec, Canada.  Selbaie produces zinc and copper concentrates by means of conventional flotation, with gold and silver as by-products in the copper concentrate.  Nominal capacity at Selbaie is 11,000 tonnes per day (or 4 million tonnes per year), and mill throughput is 10,800 tonnes per day (or 3.9 million tonnes per year).  Power is supplied by Hydro-Quebec.  The estimated remaining mine life is approximately one year.  Leases at Selbaie are renewable as and when they expire.  The most recent renewal extends to 2012.

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

INFORMATION ON THE COMPANY

          We use transverse, long hole open stoping for the extraction of the main, thicker, hanging wall orebodies of the deposit and we use predominantly new Tamrock underground mining equipment.  Production commenced in October 1997 at a cost of US$250 million.  Underground mine production for the year ended June 30, 2002 was 2.24 million tonnes.  The annual production reflected the benefits of the mine optimisation and equipment purchase program which had been undertaken during the year.  Work also continued during the year to improve mill throughput and increase metal recovery, and we are continuing an ongoing program of mill improvement.  Nominal capacity was 1.5 million tonnes per annum at the time of commissioning.  A total of 518,022 wet metric tonnes of concentrate were shipped from the Townsville port facility or sold within Queensland during the year ended June 30, 2002, and 263,071 tonnes were sold for the six months ended December 31, 2002.  A 19 megawatt gas-fired power station located at Cannington is operated under contract to supply power solely to Cannington.

          Cannington’s lead concentrate production for the year ending June 30, 2003, is fully committed under long-term contracts with smelters in Australia, Korea, Japan and Europe.  Approximately 90% of the zinc concentrate production, is similarly committed over the same period, with the balance being allocated to the spot market.

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

     Zinc-Lead

          Pering

          The wholly-owned Pering mine is a zinc mine producing lead as a by-product.  The mine is situated in the Northwest Province of South Africa.  The ore minerals are sphalerite and galena, both of which are associated with zinc and lead non-sulphide minerals in varying proportions and are generally fine grained.  The operation comprised conventional open-pit, shovel and truck mining.  Crushing and ball mill comminution was followed by conventional flotation.  After filtering and air drying, the concentrates were transported by rail and road and sold to two smelters in South Africa.  Pering had a nominal production capacity of 1.2 million dry metric tonnes per year. Pering owns the mineral rights, thus it does not have mineral leases.  In June 2002, we announced that we would be closing Pering when the economically mineable reserve was depleted. Mining ceased on November 30, 2002.  The mill was stopped on February 16, 2003.

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

INFORMATION ON THE COMPANY

     Reserves and Production

          The table below details our copper, zinc, silver and lead reserves in metric tonnes, and are presented in 100% terms as estimated at June 30, 2002.

Base Metals(1)(2)(3)(4)(9)		Proved Ore Reserve				Probable Ore Reserve				Total Ore Reserves				BHP Billiton Group Interest%

Deposit	Ore type	Tonnes (millions)	Grade			Tonnes (millions)	Grade			Tonnes (millions)	Grade

Copper			% TCu(5)	% SCu(5)	g/t Au		% TCu	% SCu	g/t Au		% TCu	% SCu	g/t Au
Escondida (6)	Sulphide	681	1.52	—	—	485	1.11	—	—	1,167	1.35	—	—	57.5
	Low grade float	32	0.67	—	—	48	0.67	—	—	80	0.67	—	—	57.5
	Mixed	18	1.60	0.48	—	2	1.75	0.71	—	20	1.62	0.50	—	57.5
	Oxide	149	—	0.76	—	44	—	0.55	—	193	—	0.71	—	57.5
Tintaya(7)	Sulphide	56	1.41	—	0.25	3	1.30	—	0.21	59	1.40	—	0.25	99.9
	Oxide	23	1.68	1.37	—	11	1.29	0.96	—	34	1.55	1.24	—	99.9
Cerro Colorado	Oxide & Sulphide	20	0.71	0.34	—	202	0.79	0.41	—	222	0.78	0.40	—	100
Alumbrera(8)	Sulphide	274	0.56	—	0.65	38	0.58	—	0.68	312	0.56	—	0.65	25
			% TCu	% Mo			% TCu	% Mo			% TCu	% Mo
Highland Valley	Sulphide	270	0.41	0.0084	—	53	0.44	0.006	—	323	0.41	0.008	—	33.6
Copper – Zinc			% TCu	% Zn	g/t Ag		% TCu	% Zn	g/t Ag		% TCu	% Zn	g/t Ag
Antamina	Sulphide	297	1.29	1.05	14.2	246	1.15	0.98	13.1	543	1.22	1.02	13.7	33.75
			g/t Au	g/t Ag	% Cu		g/t Au	g/t Ag	% Cu		g/t Au	g/t Ag	% Cu
Selbaie(10)	Pit and Stockpile	6.2	0.24	22	0.3	—	—	—	—	6.2	0.24	22	0.3	100
Silver Lead Zinc			g/t Ag	% Pb	%Zn		g/t Ag	% Pb	%Zn		g/t Ag	% Pb	%Zn
Cannington	Sulphide	7.5	487	10.96	5.27	18.7	469	10.5	3.51	26.2	474	10.63	4.02	100

(1)	All reserves quoted are diluted and include mining recovery.

INFORMATION ON THE COMPANY

(2)	Metallurgical recoveries for the operations are:

	% Metallurgical Recovery

	Tcu	SCu	Zn	Pb	Ag	Au	Other

Escondida	87	85	—	—	—	—	—
Tintaya Sulphide	87.2	—	—	—	59.4	65.7	—
Oxide	—	78.0	—	—	—	—	—
Cerro Colorado	80.0	—	—	—	—	—	—
Alumbrera	Variable	—	—	—	—	—	—
Highland Valley	90.0	—	—	—	—	—	—
Antamina	88.5 – 95.1	—	0 – 86.4	—	65 – 90	—	Mo 0-70%
Selbaie	76.4	—	73.5	—	62.8	65.6	—
Cannington	—	—	71.0	88.0	88.0	—	—

(3)	Approximate drill hole spacings used to classify the reserves are:

	Proven Ore Reserves	Probable Ore Reserves

Escondida	61 x 61m to 153 x 153m depending on geological domain	96 x 96m to 240 x 240m depending on geological domain
Tintaya Sulphide	30m to 34m drill spacing, minimum 2 holes	45m to 51m drill spacing
Cerro Colorado	35m grid spacing	77m to 105m grid spacing depending on domain
Alumbrera	100m drill spacing or less	150m drill spacing or less
Highland Valley	Valley area 110m spacing Lornex area 104m spacing Overall 108m spacing	Valley area 136m spacing Lornex area 117m spacing Overall 127m spacing
Antamina	55m drill spacing or less	55m-110m drill spacing depending on geological domain
Selbaie	25m x 50m drill spacing, and within 20m of a mined area	25m x 50m drill spacing
Cannington	12.5m x 15m spacing or less	25m x 25m spacing

(4)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.

(5)	%TCu means percent total copper and %SCu means percent soluble copper.

(6)

Change in the ore reserve tonnage compared to the previous statement results from the depletion through production, changes in the geological model, more rigorous resource classification, change in recovery factors due to the implementation of new long-term metallurgical performance predictive models and recalculation of economic pit shells and associated cut-off grades, using current prices and costs.  Previously reported low grade ore is now renamed “LG Float Ore”, a mixed ore reserve is reported for the first time, reflecting inclusion of this ore stream in the mine.   The “LG Float Ore” has not already been mined and stockpiled; it is still in the ground.  Mixed ore initially will be processed through the existing oxide leach facilities.  The ultimate pit has been obtained by the use of proven and probable reserves only, excluding a large quantity of inferred resources from the pit optimisation.

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

INFORMATION ON THE COMPANY

          The table below sets forth the BHP Billiton Group copper, gold, silver, lead and zinc production for the three years ended June 30, 2002 and for the six months ended December 31, 2001 and 2002.  Production data shown is the BHP Billiton Group share unless otherwise stated.

	June 30, 2002	BHP Billiton Group Share of Production(1)

	BHP Billiton Group interest %	Six months ended December 31,		Year ended June 30,

		2002	2001	2002	2001	2000

Copper (‘000 tonnes)
Escondida (Chile)	57.5	211.0	213.3	425.6	486.1	529.9
Tintaya (Peru)(2)	99.9	17.3	43.8	46.2	84.9	87.3
Cerro Colorado (Chile)(3)(4)	100	65.6	68.2	130.8	96.7	—
Alumbrera (Argentina)(3)(4)	25	24.5	23.5	48.5	32.6	—
Highland Valley (Canada)(3)(4)	33.6	29.2	31.7	62.1	44.9	—
Antamina (Peru)(3)(4)	33.75	52.1	26.2	81.9	—	—
Selbaie (Canada)(4)(5)	100	4.9	5.1	10.2	12.8	13.5
Ok Tedi (Papua New Guinea)(6)	—	—	—	—	216.1	185.4
North American Copper(7)	100	5.5	11.4	19.1	26.7	31.3

Total		410.1	423.2	824.3	1,000.8	847.4

Gold (‘000 ounces)
Escondida (Chile)	57.5	26.0	22.8	52.3	49.6	75.8
Tintaya (Peru)(2)	99.9	—	21.8	22.3	24.4	39.5
Alumbrera (Argentina)(3)(4)	25	86.2	92.4	192.9	106.3	—
Selbaie (Canada)(4)(5)	100	9.6	11.4	22.2	38.6	33.6
Ok Tedi (Papua New Guinea)(6)	—	—	—	—	521.1	440.2

Total		121.8	148.4	289.7	740.0	589.1

Silver (‘000 ounces)
Cannington (Australia)(8)	100	17,938	15,720	35,964	29,488	29,664
Antamina (Peru)(3)(4)	33.75	1,093	617	1,586	—	—
Alumbrera (Argentina)(4)	25	125	114	237	145	—
Highland Valley (Canada)(4)	33.6	321	357	709	545	—
Selbaie (Canada)(4)(5)	100	962	1,045	2,073	1,550	2,646

Total		20,439	17,853	40,569	31,728	32,310

Lead (‘000 tonnes)
Cannington (Australia)(8)	100	119.3	104.8	231.8	200.3	200.5
Pering (South Africa)	100	2.3	2.4	4.3	5.9	6.4

Total		121.6	107.2	236.1	206.2	206.9

Zinc (‘000 tonnes)
Cannington (Australia)(8)	100	29.9	31.3	58.9	64.2	61.8
Antamina (Peru)(3)(4)	33.75	33.6	16.0	48.3	—	—
Selbaie (Canada)(4)(5)	100	16.4	17.6	34.2	36.6	44.6
Pering (South Africa)(4)	100	12.8	11.5	21.1	20.9	20.7

Total		92.7	76.4	162.5	121.7	127.1

Uranium (‘000 pounds)
Rio Algom Mining(3)(4)	100	54	403	974	1,238	—

Notes to the minerals production tables

(1)	Mine production figures for minerals refer to the total quantity of payable metal produced.

(2)	As production at Tintaya is driven by ore grade and hardness, the decrease in production from 2000 to 2001 was due to lower grades and softer ores in 2001.

INFORMATION ON THE COMPANY

(3)

Included from October 6, 2000, the effective date of the acquisition of Rio Algom Limited.  Antamina commenced commercial production on October 1, 2001.  For Rio Algom Mining, the full year’s production is included.  In July 2002, we completed the sale of our Smith Ranch uranium mine and ceased operations at the remaining parts of Rio Algom Mining.

(4)	These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001.

(5)	The decrease in production is mainly due to the decrease in head grades as the mine approaches the end of its life.

(6)

On February 8, 2002, we announced the completion of our withdrawal from the Ok Tedi copper and gold mine in Papua New Guinea and transferred our 52% interest to the PNG Sustainable Development Program Limited, an independent company, which now holds such interest for the benefit of the Western Province and the Independent State of Papua New Guinea.

(7)

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

(8)	Cannington commenced concentrate production on October 17, 1997. The increases in production for all metals reflect de-bottlenecking improvements carried out over the period.

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

          The Decree Law 600 provides the main legal framework for foreign investment in Chile.  This law covers types of capital contributions, taxes, foreign exchange, repatriation of profits and capital and administrative procedures.  It is based on economic and legal principles found in the Constitution of Chile, with economic equality between foreign investors and nationals being the most important.  It offers all foreign investors on a most favored nation basis the same treatment as nationals and guarantees a stable framework by means of an investment contract between foreign investors and the State of Chile.  Such contracts cannot be modified unilaterally and are not affected by the passage of new laws.  Investment can be made through convertible currencies, tangible assets, technologies that can be capitalised and loans tied to foreign investment projects.  Repatriation of capital and profits is guaranteed through the formal currency market.

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

          Argentina

          In 1993 a foreign exchange stability regime was enacted under Argentina’s Mining Investment Law, guaranteeing a 30-year foreign exchange stability to companies registered under such regime. The foreign exchange regime allows for the free disposal of export proceeds by exporters such as Minera Alumbrera Limited, in which until recently we held a 25% interest.  Minera Alumbrera has complied with all the Mining Investment Law conditions and as a consequence has enjoyed fiscal and foreign exchange stability since March 10, 1995.

          Following the collapse of the Argentine economy, the Government enacted a number of emergency Executive Decrees (ED) commencing in December 2001, including ED 1606/01, which re-imposed a former obligation on exporters to repatriate all export proceeds and exchange them for local currency.

          The Argentine Central Bank, based on ED 1606/01, issued a Request for Information to Minera Alumbrera regarding the repatriation by it of export proceeds from 32 export operations since February 2002. Minera Alumbrera has responded to the Argentine Central Bank’s Request for Information alleging that as a consequence of its rights under the Mining Investment Law the current exchange regime (obligation on exporters to repatriate export proceeds) is not applicable to the company.  Subsequently, the Government confirmed, by Executive Decree, that the beneficiaries under a foreign exchange stability regime enacted under the Mining Investment Law are not subject to ED 1606/01.

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

          For the 12 month period ended December 31, 2002, the London Metal Exchange cash settlement price averaged US$0.71 per pound.  Copper prices rallied strongly in early 2002, building on the recovery that started in late 2001.  Prices hit their high for the year in early June, peaking at US$0.766 per pound, before concerns about the economic recovery, and evidence of the slow pace of demand saw prices slipping through the third quarter.  Prices then rallied again in October and November of 2002 on the back of firmer US economic indicators, buoyant equity markets and the possibility of additional mine cuts, with prices rising from a low of US$0.651 per pound on October 7, 2002 to reach a peak of US$0.748 per pound on December 2, 2002 (an increase of US$0.10 per pound in two months).  Towards the end of 2002 the market was dominated by persistent fund liquidation against a background of weak prospects for copper demand and the likelihood of war in Iraq, with copper price closing the calendar year 2002 at US$0.697 per pound despite further production cutbacks announced by BHP Billiton and Asarco.

INFORMATION ON THE COMPANY

          According to the International Copper Study Group (ICSG), the global refined copper surplus for the calendar year 2002 amounted to 245,000 tonnes. This compares with a surplus of 781,000 tonnes in calendar 2001. Nevertheless, the refined copper market entered 2003 in fairly good shape, with supply restraint from major producers, and strong demand from China having brought the market back into balance, despite little improvement in demand in much of the rest of the world. A supply deficit may be expected for calendar 2003.

          During calendar 2002 total refined copper supplies reached 15.33 million tonnes down 1.6% compared with 2001.  Copper demand reached 15.09 million tonnes, up 2.0% from the previous year.

Carbon Steel Materials

          Our Carbon Steel Materials group is a leading supplier of core raw materials and services to the global steel industry.  The key raw materials for steel making are iron in various forms, metallurgical coal and manganese.  The map below sets forth the geographic locations of our key carbon steel materials assets.

WORLD MAP — CARBON STEEL

      Iron Ore

          Mount Newman Joint Venture Mines

          We hold an 85% joint venture interest in the Mount Newman project, located in the Pilbara region of Western Australia.  We manage the project.  Other participants in this venture are Mitsui-Itochu Iron Pty Ltd, which holds a 10% interest, and CI Minerals Australia Pty LTD, which holds a 5% interest in the joint venture.  The joint venture was granted a mineral lease in April 1967 under the Iron Ore (Mount Newman) Agreement Act 1964.  This lease expires in 2009 with the right for successive renewals of 21 years.

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

INFORMATION ON THE COMPANY

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

          The joint venture completed pre-stripping activities at another mine called Central Mesa 5 during 2000–2001 with ore from this deposit now being handled through an existing processing plant and train loading facilities.  Again with minor modifications, the total capacity at Yandi was increased to approximately 30 million tonnes per annum.  At current price assumptions, blend grades and production rates, it is expected that production from the Yandi mine will continue for at least 20 years.

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

          During 2001-2002, 49% of the venture’s shipments by volume went to Japan and 26% went to Korea.  The Yandi deposits are mined by an independent contract mining company on behalf of the joint venture.

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

INFORMATION ON THE COMPANY

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

          All production from the Mount Goldsworthy mines is transported on a venture-owned railway to Port Hedland.  From there, the venture ships the ore through the Finucane Island facility, which has a capacity of approximately 12 million tonnes per annum. During 2001–2002, 47% of the venture’s sales by volume were to Japan.  At current price assumptions, blend grades and production rates, reserves at the Mount Goldsworthy mines are sufficient to support mining activities until at least 2005.

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

INFORMATION ON THE COMPANY

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

          Samarco

          We own 50% of Samarco Mineração S.A., a Brazilian company. The remaining 50% interest in Samarco is held by Companhia Vale do Rio Doce (CVRD).

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

          Other

          On December 30, 2002, we announced that Sweet River Investments Limited (Sweet River), a company in which BHP Billiton holds a 66.97% interest, announced its intention to sell its 11.56% interest in Valepar SA to Companhia Siderurgica Nacional.  Valepar SA is a major shareholder in Brazil’s Companhia Valo do Rio Doce (CVRD), the largest iron ore producer in the world.  Prior to the sale, our interest in Sweet River corresponded to approximately 2.1% of CVRD’s total capital.

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

INFORMATION ON THE COMPANY

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

          Most of the coal from the CQCA northern area mines and some coal from the Gregory mine is shipped through the venture’s owned and operated Hay Point coal terminal.  The CQCA joint venture participants and the Gregory joint venture participants have entered into a rail transport agreement with Queensland Rail providing for the transportation of coal from their mines until June 30, 2006.  Hay Point port, located at Mackay, handles around 34 million tonnes per annum of coal and can accommodate bulk carriers of up to 230,000 deadweight tonnes.  The port has two berths with loading capacities of 6,000 and 4,500 tonnes per hour.  Most of the coal from the Blackwater mine and Gregory joint venture mines is shipped through the R.G. Tanna Coal Terminal at Gladstone, which is owned by the Gladstone Port Authority.  All of the coal from the CQCA and the Gregory joint venture mines is transported to ports on railroads owned and operated by the State of Queensland.

          The ventures sell most of their metallurgical coal to the global steel industry.  In 2001–2002, approximately 47% of the metallurgical coal sales were to north Asia, 10% to south Asia, 31% to western Europe and approximately 13% elsewhere.  Virtually all of the sales are under annually priced term contracts with minimal spot sales.

          In December 2001, the Queensland Competition Authority handed down its determination on a rail undertaking which will govern the terms and conditions for access to existing monopoly controlled rail infrastructure. This undertaking includes reduced rail access charges from January 1, 2002 and will also pave the way for the introduction of third-party operators to the rail network with the resultant competition expected to provide the opportunity for future savings in rail costs.  An access agreement for the entry of competition was finalized during calendar 2002 to underpin negotiation of individual company agreements.

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

INFORMATION ON THE COMPANY

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

          The joint venture commissioned Riverside, an open-pit mine producing metallurgical coal, in 1983.  Riverside has a production capacity of three million tonnes per year.  At current price assumptions and production rates, reserves from Riverside are expected to be depleted in 2004.  South Walker Creek became operational in 1998. It is an open-pit mining operation, producing pulverized coal injection fuel and minor quantities of by-product energy coal.  South Walker Creek has a production capacity of 4.3 million tonnes per year.  At current price assumptions and production rates, reserves from South Walker Creek are expected to be depleted in approximately 2016.  The venture contracted substantially all of the operations at South Walker Creek to Thiess Contractors for two years from November 30, 2000.  Contract renewal discussions began in mid-2002.  BHP Mitsui Coal has entered into a rail transport agreement with Queensland Rail providing for the transportation of coal from the Riverside and South Walker Creek mines until June 30, 2006.  The principal markets for the coal are Europe, Japan, Korea and Brazil.

          BHP Mitsui Coal’s mining leases expire in 2003, 2005 and 2020 and are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case.

          BHP Mitsui Coal holds significant undeveloped leases in the Bowen Basin (principally, Wards Well, Poitrel, Kemmis, Nebo-West).

          Illawarra Coal

          We wholly-own and operate four underground coal mines, namely Appin, Elouera, West Cliff and Dendrobium, in the Illawarra region of New South Wales, Australia.  These mines produce coking coal primarily used for steel production.

INFORMATION ON THE COMPANY

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

INFORMATION ON THE COMPANY

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

          Following the commencement of trials on train 1, the remaining three trains (2–4) were brought on stream progressively from April 1999.  The plant encountered process difficulties during 1999–2000, its first full year of operation. Technical problems during the processing of iron ore fines caused blockages and limited production.   We have written-off the full value of the plant, which is approximately A$2.5 billion before taxes, because of the capital cost overruns during construction and commissioning, the difficulties we faced during production ramp-up and the significant deterioration of market conditions.  The final write-down occurred in March 2000.

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

          Boodarie Iron is continuing its ramp up and is making step changes in production levels each quarter.

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

INFORMATION ON THE COMPANY

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

          In March 2001, we announced we would write-off our equity investment in HBI Venezuela, cease any further investment and raise provisions to support our total financial obligations in relation to the assets following a detailed review of the future economic value of the asset.  As a result of the write-off, we took an after tax charge to profit of US$410 million in the quarter ended March 31, 2001.

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

Iron Ore Reserves(9)

	Ore Type(8)	Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			BHP Billiton Group Interest(%)

		Tonnes	Grade		Tonnes	Grade		Tonnes	Grade

Deposit(1)(2)(3)(4)(5)(6)(7)		(millions)	%Fe	%P	(millions)	%Fe	%P	(millions)	%Fe	%P

Western Australia:
Mt. Newman JV	BKM	863	62.9	0.07	250	62.1	0.07	1,113	62.7	0.07	85
	MM	61	62.0	0.07	19	61.2	0.05	80	61.8	0.07	85
Jimblebar	BKM	203	62.0	0.06	66	61.8	0.09	269	62.0	0.07	100
Mt. Goldsworthy JV
Northern Areas	NIM	24	63.3	0.05	5	60.4	0.04	28	62.9	0.05	85
Mining Area C	MM	189	62.7	0.06	19	62.8	0.06	209	62.7	0.06	85
Yandi JV	CID	546	58.3	0.04	141	58.1	0.04	687	58.3	0.04	85
Brazil:
Samarco		292	47.3	0.04	182	45.8	0.04	474	46.7	0.04	50

INFORMATION ON THE COMPANY

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

(4)

Metallurgical recovery is 100% for all of the West Australian iron ores except for the low-grade part of the Mt Newman JV (350 million tonnes) where the beneficiation plant recovery is 65%.  For both Mt Newman JV and Jimblebar the recovery of screened low-grade lump is 70% and 55%, respectively

(5)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.

(6)

Drill spacings used to classify proven and probable reserves for the West Australian Iron Ore deposits are between 100m by 50m and 200m by 100m.  For Samarco the drill spacings used are 50m by 50m and 150m by 100m for proven and probable reserves, respectively.

(7)	The reserves presented for Mining Area C have been updated with the results from the feasibility study (February 2002). The project was approved for development on April 3, 2002.

(8)	Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra and CID – Channel Iron Deposit.

(9)	Prices to establish the economic viability of the iron ore reserves are based on current contract prices.

Manganese Reserves

	Ore Type	Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			BHP Billiton Group Interest (%)

Deposit(1)(2)(3)(4)(5)(6)		Tonnes (millions)	Grade (% Mn)	(%Fe)	Tonnes (millions)	Grade (% Mn)	(%Fe)	Tonnes (millions)	Grade (% Mn)	(%Fe)

South Africa
Wessels (UG)		3.4	48.1	—	13.9	48.4	—	17.3	48.3	—	60
Mamatwan (OC)		23.0	38.0	4.64	14.3	37.6	4.65	37.25	38.0	4.64	60

				Yield (%)			Yield (%)			Yield (%)

Australia
GEMCO (OC)	ROM	43.1	48.3	42	42.5	47.9	42	85.7	48.1	42	60

(1)	Tonnages are on a dry basis. Mining dilution and recovery is included in the reserve estimate.

(2)	Mining method: OC = open-cut, UG = underground

(3)	No third party reserve audits have been undertaken in the last three years.

(4)	Metallurgical recovery for Wessels, Mamatwan and GEMCO varies with required market specifications.

(5)

For the South African manganese deposits, underground sampling and drill spacings of between 40m and 80m are used to classify proven and probable reserves.  For GEMCO, drill spacings of 60m by 120m and 120m by 120m are used for proven and probable reserves, respectively.

(6)	Prices to establish the economic viability of the manganese ore reserves are based on current contract prices.

INFORMATION ON THE COMPANY

Metallurgical Coal Reserves(8)

			Mined/ Mineable Recoverable Tonnes(2) (millions)	Marketable(2)				BHP Billiton Group Interest (%)

Assigned Reserves(7)	Deposit(3)(4)(5)(6)	Mining Method(1)		Tonnes (millions)	Calorific Value (Btu/lb)	Volatile Matter (%)	Sulphur (%)

Queensland Coal reserves at operating mines:
CQCA JV:
	- Goonyella	OC	818	592	13,980	23.6	0.52	50
	- Peak Downs	OC	869	551	13,970	20.2	0.60	50
	- Saraji	OC	162	108	13,970	18.7	0.62	50
	- Norwich Park	OC	61	41	13,640	17.3	0.65	50
	- Blackwater	OC	292	233	13,400	25.8	0.50	50
	- South Blackwater	OC	72	62	—	—	—	50

	Sub-total		2,274	1,587

Gregory JV:
	- Gregory	OC	17	13	13,900	33.1	0.60	50
	- Crinum	UG	66	54	13,900	33.1	0.60	50

	Sub-total		83	67

BHP Mitsui Coal:
	- Riverside	OC	13	7	13,840	23.2	0.55	80
	- South Walker Ck	OC	90	60	13,950	13.1	0.45	80

	Sub-total		103	67

Total Queensland coal reserves at operating mines			2,460	1,721

Illawarra Coal reserves at operating mines:
	- Appin	UG	85	70	14,620	22.7	0.33	100
	- West Cliff	UG	56	45	14,830	20.8	0.36	100
	- Cordeaux	UG	58	39	14,630	21.1	0.54	100
	- Tower	UG	47	38	14,485	22.1	0.37	100
	- Elouera	UG	8.5	6	14,870	23.9	0.57	100
	- Dendrobium	UG	92	64	14,880	22.9	0.53	100

Total Illawarra Coal reserves at operating mines			346.5	262

Unassigned Reserves (7)

Queensland Coal undeveloped reserves:
CQCA JV:
	- Daunia	OC	58.3	47	13,680	21.5	0.40	50
BHP Mitsui Coal:
	- Poitrel/Winchester	OC	112	88	13,050	22.8	0.40	80
	- Nebo West	OC	21.6	16	12,480	7.5	0.65	80

	Sub-total		134	104

Total undeveloped reserves			192	151

(1)	Mining method: OC = open-cut, UG = underground.

INFORMATION ON THE COMPANY

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

INFORMATION ON THE COMPANY

          The table below details our coking coal, iron ore, manganese and hot briquetted iron production for the years ended June 30, 2002, June 30, 2001 and June 30, 2000 and the six months ended December 31, 2002 and 2001.  Production data shown is our share unless otherwise stated.

	Coal Type(1)	BHP Billiton Group Share of Production					BHP Billiton Group Interest %

		Six months ended December 31,		Year ended June 30,

		2002	2001	2002	2001	2000

		(thousands of tonnes)
Iron Ore(2)(3)
Mt. Newman (Australia)		10,773	12,396	23,374	20,950	19,396	85
Jimblebar (Australia)		2,619	2,514	5,201	4,643	4,923	100
Mt. Goldsworthy (Australia)		3,699	3,323	6,447	6,601	6,114	85
Yandi (Australia)		15,983	13,979	27,256	26,156	22,618	85
Whyalla (Australia)(4)		—	—	—	909	2,817	100
Samarco (Brazil)(5)		4,001	2,151	5,629	7,508	6,765	50

Total Iron Ore		37,075	34,363	67,907	66,767	62,633

Queensland coal production CQCA joint venture(6)
Goonyella	Met	1,546	1,836	3,776	3,978	3,453	50
Peak Downs	Met	1,546	1,615	3,828	3,129	3,612	50
Saraji	Met	1,056	1,155	2,547	2,075	2,319	50
Norwich Park	Met	1,024	1,022	2,073	1,828	2,069	50
Blackwater(7)	Met/Th	3,236	3,476	7,037	4,328	3,547	50

Total CQCA JV		8,408	9,104	19,261	15,338	15,000

Total Gregory JV(6)(8)		1,276	894	2,440	3,626	3,249	50

BHP Mitsui Coal(9)
Riverside	Met	1,327	1,567	3,402	3,272	3,021	80
South Walker Creek	Met/Th	2,008	1,723	3,341	3,147	2,533	80
Moura(10)	Met/Th	—	—	—	—	554	80

Total BHP Mitsui Coal		3,335	3,290	6,743	6,419	6,108

Total Queensland Coal		13,019	13,288	28,444	25,383	24,357

Illawarra coal production
Illawarra Collieries	Met/Th	4,021	3,896	7,088	6,574	6,276	100
Manganese Ore(11)
(Australia)		1,013	892	1,668	1,612	1,501	60
(South Africa)		1,141	968	1,867	2,162	2,099	60

Total Manganese Ore		2,154	1,860	3,535	3,774	3,600

Manganese Alloys(11)
(Australia)		116	113	212	246	215	60
(South Africa)		249	170	406	398	460	60

Total Manganese Alloys		365	283	619	644	675

Hot Briquetted Iron
HBI Western Australia(12)		747	770	1,047	848	420	100
HBI Venezuela(13)		—	—	—	198	160	50

Total HBI		747	770	1,047	1,046	580

INFORMATION ON THE COMPANY

(1)	Coal Type: Met – metallurgical, Th – thermal.

(2)

The figures for the two years ended June 30, 2002 for iron ore are reported in wet tonnes as opposed to historical, which is in dry tonnes.  The equivalent wet tonnes for the prior years would be approximately 5% higher than the numbers shown above.

(3)

West Australian iron ore production was higher than 2001 due to continued strong demand for all products in Asian markets and success with marketing Yandi lump.  Also note that the year 2002 and 2001 figures are in wet tonnes.  The year 2000 13 months figures are in dry tonnes (note 3).

(4)	Spun-off as part of OneSteel Limited in October 2000, and therefore production can no longer be attributed to the BHP Billiton Group.

(5)

Production statistics relate to pellet feed and pellets.  Samarco production for the half year ended 31 December 2002 was 86% higher than the corresponding period in 2001 due to strong customer demands for pellets.

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

(11)

Saleable production shown on a 100% basis.  BHP Billiton interest in saleable production is 60%.  These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001.

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

INFORMATION ON THE COMPANY

          Brazil

          Exploitation concessions are granted by the Federal Government, through the National Mining Department.  A license is valid until the depletion of the reserve, subject to mining operations being performed in accordance with an approved plan.  Financial compensation for the Exploitation of Mineral Resources is payable at a rate of 2% of net turnover from the sale proceeds.  In addition to financial compensation for the Exploitation of Mineral Resources, Samarco pays royalties for ore extracted from reserves belonging to CRVD. Samarco blends the ore from its own reserves with that from CRVD’s reserves. The amount of royalties due to CRVD has been agreed at 4% of the total amount of  dividends declared by Samarco per year.

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

          As the Act and Charter are both unclear on what will comprise the 26% (value or tonnage or a combination of both) a scorecard has been developed and published on February 18, 2003.  The scorecard provides guidelines for mining companies operating in South Africa on how to measure their progress in meeting the requirements of the Charter.

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

     Market Conditions

          Global crude steel production rose strongly in calendar year 2002 to a record level of 903 million tonnes representing an increase of 52 million tonnes or a 6.2% year on year rise.  All regions exhibited growth in calendar 2002, with the developing world being responsible for most of the increase.  Chinese production increased 19.3% compared to calendar

INFORMATION ON THE COMPANY

year 2001.  Chinese output has grown at a rate of more than 54 million tonnes over the past two years to stand at 181.5 million tonnes.  High Chinese demand for steel has underpinned strong Japanese steel exports of 36 million tonnes and high Japanese steel production of 108 million tonnes. Exports in calendar 2002 increased 20% year-on-year to the highest levels since the mid-1970’s. Export growth was led by China (up 32% year-on-year), Korea (up 21% year-on-year) and other South East Asian countries. Japanese production has remained at over 100 million tonnes for the past three years despite subdued domestic demand.  As a result the Asian share of global production has increased to 43%.

          A number of factors have emerged to drive steel prices up to recent highs. Firstly, the US implemented tariffs on imported steel products in March 2002. The EU responded with its own measures, and many other countries also enacted some form of protection, import monitoring or anti-dumping measures. In addition, China imposed temporary quotas and tariffs. Secondly, production restraint has been evident in Europe. Finally, a factor coming into play is metallics prices. Rising scrap and pig iron prices (again China is a driving factor) are pushing up steelmaking costs which flows through to the general steel market, particularly in South East Asia and North America, where electric arc furnace production is strong.

          Global pig iron production followed the trends of crude steel production reaching 608 million tonnes, an increase of ~30 million tonnes or 5.9% compared with the prior calendar year. This high production drove strong demand for iron ores and metallurgical coals including pulverised coal injection (PCI) coals.  Strong domestic demand for coke in China to meet strengthening pig iron production of 171 million tonnes saw Chinese merchant coke redirected to meet internal demand.  This has resulted in lower exports during calendar year 2002, tightening of the market and an increased price of almost US$60 to over US$120 per tonne.  Strong pig iron production and the restart of some facilities in the United States has further tightened demand for merchant coke and assisted in maintaining a strong coking coal market.

          High pig iron production in nearly all key Asian economies during calendar 2002, coupled with further substitution of domestic for imported ores in China, resulted in seaborne iron ore shipments of approximately 475 million tonnes.  Pellet demand fell during the early part of the year but picked up once again in the latter half.  The fines market was very strong, driven by higher imports from China on the back of strong pig iron production.  The outlook for fines supply remains tight as Chinese demand is forecast to increase further in calendar 2003.  Recent price re-adjustments for lump ore will likely result in a modest demand increase in the near term.

          Metallurgical coal demand has been robust, particularly for the semi-soft and PCI product segments. Some production restraint has been shown from North America and demand for hard coking coal in China appears to have outstripped supply following the recent commencement of imports. With little new coking coal capacity coming on-stream in the short term and coking demand expected to remain steady, the outlook is for a continuation of balanced market conditions.

          The strengthening steel market and disruptions to the supply of DRI from Venezuela in the second half of calendar 2002 saw Asian scrap and metallics import prices rise to US$170 per tonne.  In addition, both North American and Asian prices for HBI have risen strongly.  Chinese steel growth also resulted in higher HBI demand, with China now representing our main market for Boodarie™ Iron.  The 2003 market outlook is for growth in Chinese demand for scrap and metallics, including HBI.  Continued global economic and steel growth should see a modest increase in scrap and HBI demand.

          The stronger steel industry also resulted in an increase in demand for ferroalloys.  Production problems late in the year saw high carbon ferro manganese experience a sustained price recovery with corresponding effects for manganese ore.  The alloy market is linked to steel production and dependent on the continued production upturn in the global steel industry.

Stainless Steel Materials

          Our Stainless Steel Materials group is the western world’s fourth-largest nickel producer and the second-largest producer of ferrochrome.  The map below sets forth the geographic locations of Stainless Steel Materials’ key assets.

WORLD MAP — STAINLESS STEEL

INFORMATION ON THE COMPANY

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

          Cerro Matoso operates under Colombian government mining concessions expiring in 2012 and an Aporte Minero, which is a contractual mining right granted from the Colombian government.  The Aporte Minero extends Cerro Matoso’s mining rights through to 2026 and provides Cerro Matoso with an option to extend the mining rights to 2041.  Upon expiry of the mining concessions, Cerro Matoso’s mining assets revert to the Colombian government and the Aporte Minero provides Cerro Matoso an exclusive lease of these assets and entitlement to all production until 2026 or 2041 if Cerro Matoso exercises its option.

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

          In January 2001, Cerro Matoso commissioned a second production line at the mine at a cost of US$298 million.  The development was a duplication of the existing ferronickel plant.  We are in the process of increasing total nickel production at the mine from approximately 28,000 tonnes per year to 55,000 tonnes per year, with the ramp up in production expected to be completed in the 2003-2004 financial year.  Our currently planned project life is through to 2021.

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

INFORMATION ON THE COMPANY

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

          We are currently conducting a feasibility study for the expansion of the refinery in conjunction with the Ravensthorpe Project described below.  We have obtained the required environmental approvals for the development from the Queensland State and Australian Federal Governments. The expansion would more than double the capacity of the existing solvent extraction and cobalt processing facilities.

          Exploration and Development

          Through QNI, we own the Ravensthorpe nickel project in Western Australia on which we hold mining tenements expiring in 2019, with an option to extend to 2040.  The Ravensthorpe project comprises a proposed laterite nickel mine and acid leaching plant and an associated expansion at Yabulu to refine intermediate product produced.  We are undertaking a feasibility study for Ravensthorpe.  We estimate that the project, which we expect would have a combined cost, including the Yabulu refinery extension, of more than US$500 million, would take approximately two years to construct, would provide approximately 40,000 tonnes per annum of nickel in a concentrated intermediate product for refining at an expanded Yabulu refinery. If implemented, we anticipate that the project would result in a reduction in Yabulu’s unit costs.

          We are continuing other worldwide exploration in both laterite and sulphide nickel regimes. At the San Felipe project in Cuba, we hold a 75% managing interest in an International Economic Association Contract, with the Cuban government entity Geominera SA holding the remaining 25% interest.  A concept study is being prepared following geological and initial metallurgical testwork, with pressure leaching indicating good recoveries.  We hold a 75% managing interest in the Gag Island Project in Indonesia with Aneka Tambang holding the remaining 25% interest.  In February 2002, we suspended the Gag Island Project Contract of Work following the withdrawal of Falconbridge from involvement in the project due to failure to resolve a forestry issue with the Indonesian Government.  In Canada, our joint venture with Virginia Gold Mines Inc. has commenced drilling in the Lac Gayot project in Quebec.  The initial drill results confirmed the presence of potentially significant nickel mineralization, which we will further investigate during the next field season.

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

INFORMATION ON THE COMPANY

          Samancor operates eight chrome ore mines, comprising two open pit and six underground operations, as well as three fully integrated chrome alloy plants located in the Mpumalanga and Northwest Provinces of South Africa.  The mines and alloy plants are all linked to South Africa’s rail and road networks, including access to South Africa’s shipping ports of Durban and Richard’s Bay.  Samancor also has a 50% share in a joint venture with Xstrata Ltd, comprising two electric furnaces operated by Xstrata Ltd at it Wonderkop site, North West Province.  Power is supplied to the Samancor operations from the South African national grid under contract with Eskom, the local power utility.

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

INFORMATION ON THE COMPANY

     Reserves and Production

          The table below details our stainless steel materials ore reserves in metric tonnes, and are presented in 100% terms as estimated at June 30, 2002.

		Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserves		BHP Billiton Group Interest (%)

Deposit (1)(3)(4)(5)(6)		Tonnes (millions)	Grade	Tonnes (millions)	Grade	Tonnes (millions)	Grade

			% Ni		% Ni		% Ni
Nickel
Colombia	Cerro Matoso(2)	34.3	2.01	12.6	1.7	46.9	1.93	99.8
Chrome
South Africa operating mines			% Cr2O3		% Cr2O3		% Cr2O3
	Western Chrome	9.4	42.3	11.3	42.3	20.7	42.3	60
	Eastern Chrome	7.2	42.6	12.1	42.4	19.3	42.5	60

(1)	Tonnages are quoted on a dry basis. Mining dilution and mining recovery are accounted for in the reserve estimates.
(2)	Reserves are estimated on the basis of a 1.1% nickel cut-off and 38% Cr2O3 cut-off.
(3)	Metallurgical recoveries for the operations are: Cerro Matoso 86% nickel; Western Chrome 86% chrome; and Eastern Chrome 79% chrome.
(4)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(5)

Equivalent drill spacing of 30m for proven reserve, and 60m for probable reserve has been used for Cerro Matoso reserve classification. For the chrome mines the known (published) continuity of the chromite layers in the Bushveld Complex allows wide spaced drilling to delineate proven and probable reserves with 600 meter square grid (no structural complexity) with increased drilling density and structural and geological complexity for proven reserve and 1.200 meter square grid for probable reserves.

(6)	Nickel price used to establish economic viability of the ore reserve was US$2.92 per pound, while the chrome price was based on current sales contracts.

INFORMATION ON THE COMPANY

          The table below details our stainless steel materials production for the three years ended June 30, 2002, 2001 and 2000 and the six months ended December 31, 2002 and 2001.  Production data is shown on 100% basis.

		BHP Billiton Group Interest (%)	Six months ended December 31,		Year ended June 30,

			2002	2001	2002	2001	2000

			(thousands of tonnes)
Nickel(1)	- Cerro Matoso	99.82	23.6	20.0	40.4	31.8	28.9
	- QNI Yabulu	100	14.9	13.4	28.5	29.0	25.2

	Total		38.5	33.4	68.9	60.8	54.1

Steel and Ferroalloys(1)	Chrome ores	60	1,427	1,238	2,451	3,158	3,726
	Chrome alloys	60	468	413	838	908	1,055

(1)	These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001.

     Regulatory and Fiscal Terms

          Colombia

          In Colombia, except for a few exceptions, the subsoil is owned by the State.  The State may authorize private parties to explore and develop mineral deposits under concession contracts.  Until 2001, they could also be developed under Exploration and Exploitation Contracts executed with specialized agencies of the Colombian State.  However, as of 2001, Colombia’s New Mining Code permits only concession contracts, which are awarded by a single entity and are subject to a standard set of conditions.

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

INFORMATION ON THE COMPANY

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

•

the low cost of establishing ferrochrome production led to an oversupply in primary chrome, which, in combination with the availability of chrome in stainless steel scrap, has significantly depressed prices.  While the inventory oversupply has now been reduced, the low cost of entry to the chrome industry remains an issue facing producers; and

•	falling world economic activity and particularly industrial production with which nickel and chrome is closely correlated.

          Nickel prices historically have demonstrated greater price volatility than most other metals and the recent past has been no exception.  In the 1998 Asian economic crisis the price fell below US$2.00 per pound before increasing to over US$4.00 per pound in 2000, at the peak of the recent economic cycle.  Both nickel supply and demand are price inelastic within the above range and thus low prices tend to take a considerable time to induce plant closures and the price recovery is likely to be sustained only by recovery in the macroeconomic cycle.  The nickel price fell briefly to below US$2.00 per pound during the 2001 economic slowdown.  By February 2003 nickel was trading above US$3.90 per pound.  The recent rapid increase in the nickel price is believed to have been driven by a combination of strong Chinese demand and investment fund buying; the latter on an expectation of a future nickel supply deficit.

INFORMATION ON THE COMPANY

Energy Coal

          Our Energy Coal group is the world’s largest producer and marketer of export thermal coal.  The map below sets forth the geographic locations of our key energy coal assets.

WORLD MAP — ENERGY COAL

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

          Middelburg was commissioned in 1982.  It has a nominal capacity of 14.2 million saleable tonnes per year.  Reserves are expected to be depleted at the Middelburg mine in approximately 15 years.  Optimum was commissioned in 1970.  It has a nominal capacity of 13.1 million saleable tonnes per year.  Reserves are expected to be sufficient at the Optimum mine for approximately 20 years.  Rietspruit was commissioned in 1976.  It had a nominal capacity of 2.1 million saleable tonnes per year.  Reserves were depleted at the Rietspruit mine during 2002 and, as mentioned above, Rietspruit was closed in May 2002.

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

     Australia

          Mount Arthur Coal

          Our Mount Arthur Coal operations consists of the Bayswater Colliery and the Mount Arthur North development area.  Mining activities of the Bayswater Colliery and the Mount Arthur North development area were merged during 2001-2002 and the facility now operates as an integrated mining operation.

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

     New Mexico

          Navajo Mine

          We own the Navajo surface coal mine, which is located in the Navajo Nation, New Mexico.  The mine has been in operation since 1963 under a long-term lease from the Navajo Nation.  The lease continues for as long as coal can be economically produced.  The Navajo mine has the capacity to produce eight to nine million tonnes of coal per year and is the sole supplier of coal to the Four Corners Power Plant operated by the Arizona Public Service Company.  We transport coal 25 kilometres from the production areas via our railroad to the Four Corners Power Plant.  We sell our coal under two contracts, each continuing until the end of calendar year 2004.  The customer has an option to extend these contracts for up to an additional 15 years.  The price is a stated amount plus escalation based on certain cost indices plus reimbursement of certain regulatory costs.  Contracts are supplemented by an incremental pricing agreement which operated until December 31, 2002.  Contractual deliveries have varied annually, principally because of generating plant shutdowns for maintenance and general market conditions.  We are currently in discussions with the Arizona Public Service Company to reach an agreement on the terms of extension of the coal supply contracts and expect to complete negotiations shortly.  Both parties have agreed to continue to operate under the incremental price agreement until negotiations are finalized.  The bulk of the power generated at the Four Corners Power Plant is sold in California and Arizona.  Reserves at the Navajo mine will not be depleted under the current sale contracts mentioned above as these reserves are only currently economically mineable for Four Corners Power Plant and they are in excess of foreseeable power plant requirements.

          San Juan/La Plata Mines

          We own the San Juan mine located in New Mexico.  The mine began operating in 1974 and, under the lease arrangements applicable to the mine, we are permitted to mine the property as required to meet our coal sales obligations.  Most of the San Juan mine mineral leases expire between 2005 and 2010, however they are subject to extension or renewal upon expiration.  Reserves at the San Juan mine are expected to be depleted by 2023.  We have entered into a coal sales

INFORMATION ON THE COMPANY

contract for the supply of coal to the San Juan Generating Station operated by the Public Service Company of New Mexico.  Under this fuel supply contract, we are obligated to supply coal to the San Juan Generating Station until the end of calendar 2017.  We determine the price payable under the contract on a monthly basis by a formula that includes partial reimbursement of operating costs, escalation for inflation and a return on invested capital.

          We also own the La Plata mine, located northeast of the San Juan mine.  This mine provided us with an additional source of coal, which we supply under contract to San Juan Generating Station.  The mine began production in August 1986.  The La Plata mine has a nominal capacity of 4 million tonnes per year.  Mining at La Plata mine ceased at the end of 2002.  Under the La Plata mine lease arrangements, we are permitted to operate the mine as required to meet our contractual obligations.  We transported coal from the mine by 178 and 200-tonne capacity haul trucks via our haul road.

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

          In November 2000, CZN SA, a consortium owned equally by Anglo American, Glencore and us acquired the Colombian government’s 50% share of Cerrejon Zona Norte, an open-pit coal mine in the northeastern part of Colombia.  Cerrejon Zona Norte was commissioned in 1986 and has a nominal capacity of 19 million tonnes per year.  The mining method used is a truck and shovel operation with electric shovels for overburden stripping, a fleet of rear dump trucks for overburden removal and excavators and front end loaders to load coal.  Intercor, a wholly-owned subsidiary of ExxonMobil Corporation of the United States, owned the remaining 50% interest and was the mine operator.  Effective February 21, 2002, Intercor was acquired by the consortium.  Reserves within the Cerrejon Zona Norte partnership mining lease are expected to be sufficient to maintain production at least until the mining lease expires in 2034.

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

					Marketable on as received basis

	Deposit (8)(9)(10)	Mining (1) Method	Coal(2) Type	Mined/ Mineable Recoverable Tonnes(3)	Tonnes	Calorific Value(4)	Sulphur	Total Moisture	BHP Billiton Group Interest

				(millions)	(millions)	(Btu/lb)	(%)	(%)	(%)
Assigned Reserves(5)
New Mexico(6)(8)
Operating Mines	Navajo	OC	Th	240	240	8,980	0.64	—	100
	San Juan	OC & UG	Th	130	130	9,400	0.7	—	100
	La Plata	OC	Th	0.9	0.9	9,000	0.7	—	100

Total				371	371	—	—

South Africa
Operating mines	Optimum	OC	Th	404	299	9,980	0.60	8.0	100
	Middelburg	OC	Th	267	224	10,110	0.83	6.6	84
	Douglas	OC & UG	Th	250	177	10,880	0.93	7.3	84
	Koornfontein	UG	Th	31	21	10,410	1.10	7.5	100
	Khutala	OC & UG	Th	467	467	8,040	0.88	8.0	100
	Zululand Anthracite Colliery	OC & UG	Anth	5	3	11,740	0.90	6.3	100

Total				1,424	1,191	—	—	—	—

Australia
Project	Mount Arthur Coal	OC	Th	504	441	11,460	0.60	10.1	100

Colombia
Operating mines	Cerrejon Coal	OC	Th	740	744	11,120	0.80	13.0	33.3
Unassigned Reserves(5)(7)
Project	Leandra North	UG	Th	215	—	9,930	1.0	7.5	100
	Klipfontein	OC	TH	64	—	9,610	0.6	8.0	100
Undeveloped	Pegasus	OC	TH	10	—	10,540	1.0	8.0	100

Total				289	—

(1)	Mining method: OC = open-cut, UG = underground

(2)	Coal type: Th = thermal coal and Anth = Anthracite

(3)

Recoverable coal reserve (tonnes) is the sum of proven and probable coal reserve estimates, which include allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined.  Marketable coal reserve

INFORMATION ON THE COMPANY

(tonnes) are the tonnages of coal available, at specified moisture and quality, for sale after beneficiation of the recoverable coal reserves.  You should note that where the coal is not beneficiated the recoverable tonnes is the marketable tonnes.

(4)	Coal quality is for a potential product rather than the in situ quality and is on as received basis.

(5)

Assigned reserves represent recoverable coal reserves that we have committed to mine at locations operating at June 30, 2002.  Unassigned reserves represent coal at suspended locations and coal that has not been committed, and that would require new mine development, mining equipment or plant facilities before operations could begin on the property.

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

INFORMATION ON THE COMPANY

          The table below sets forth our energy coal production for the three years ended June 30, 2002, 2001 and 2000 and the six months ended December 31, 2002 and 2001.  Production data shown is our share unless otherwise stated.

	BHP Billiton Group Interest	BHP Billiton Group Share of Production

		Six months ended December 31,		Year ended June 30,

		2002	2001	2002	2001	2000

	(%)	(millions of tonnes)
Energy Coal
New Mexico	100	7.3	6.3	13.2	14.9	15.5
Optimum(1)	100	6.88	6.25	12.49	13.10	13.30
Middelburg(1)	84	7.13	7.08	14.15	14.25	14.07
Douglas(1)	84	3.76	3.64	7.07	7.31	5.90
Koornfontein(1)	100	2.84	2.98	6.08	5.32	5.98
Khutala(1)	100	6.27	6.11	12.31	12.80	13.14
Riestpruit(1)	50	—	0.95	1.44	2.13	2.57
Delmas(1)	100	—	0.99	1.64	2.25	2.70
Glisa(1)	100	—	—	—	0.44	0.83
Matla(1)	50	—	—	—	3.20	7.28
Zululand Anthracite Colliery(1)	100	0.29	0.26	0.53	0.51	0.54

Sub total		27.17	28.26	55.71	61.31	66.31
Mount Arthur Coal(1)	100	2.5	2.0	4.6	5.3	3.5
Colombia(1)(2)	16-33	2.9	2.2	4.7	2.9	—
Indonesia(3)	80	0.2	4.2	4.5	8.4	8.7

Total		40.1	43.0	82.7	92.8	94.1

(1)	These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001.

(2)

We acquired our Colombian energy coal interests in September and November 2000.  In addition, on February 21, 2002, we acquired another one-sixth interest in Cerrejon Zona Norte, increasing our interest to one-third of Cerrejon Zona Norte.  As a result of this transaction, we currently own a one-third interest in both our Colombian coal assets.

(3)

The BHP Billiton Group historical energy coal production from Indonesia has been sourced from PT Arutmin mine and Kendilo mine.  We sold our 80% share of PT Arutmin on November 30, 2000 and now only provide marketing services to the operation.  Production at the Kendilo mine ceased in September 2002.

     Regulatory and Fiscal Terms

          South Africa

          Please refer to the discussion contained within the business description for the Carbon Steel Materials subsection under the subheading “Regulatory and Fiscal terms – South Africa”.

INFORMATION ON THE COMPANY

          You should also refer to the subheading “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter” above for a discussion of the South African mining charter.

          Colombia

          Please refer to the discussion contained within the business description for the Stainless Steel subsection under the subheading “Regulatory and Fiscal terms – Colombia” on page 63.  Different royalty rates apply to the various energy coal contracts to which the entities in which we own a share are a party.  The 35% income tax rate and the 7% remittance tax rate described apply to our Colombian energy coal interests.

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

          The export energy coal market is the most rapidly growing segment of the global coal industry, having expanded by 6.1% per annum from 1996 to 2000, from 275 million tonnes to 348 million tonnes and 11% in 2001 to 386 million tonnes and 3.4% in 2002 to 400 million tonnes.  Coal trade in the Pacific market grew at an average annual growth rate of 8.6% for the four years to 2000 and 10% in 2001.  The market increased by 5.8% in 2002.  Similarly, the Atlantic market grew at an annual growth rate of 3.0% for the four years to 2000 and 14% in 2001.  However, the Atlantic market contracted by 4% in 2002 following such strong growth in previous years and strong inter fuel competition.

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

          Australia is the largest exporter of energy coal.  It benefits from a particularly strong position in the Japanese market where it accounted for approximately 55% of all energy coal imports in 2002.  Australia’s leading position is a result of its high quality reserves, competitive production costs, history of reliable supply and relative proximity to key Asian markets.

          Indonesia was the second largest exporter of energy coal in 2002.  Despite Indonesia’s proximity to key Asian markets, Indonesian energy coal exports have been adversely affected by Indonesia’s political instability and a regulatory

INFORMATION ON THE COMPANY

climate that inhibits foreign investment in Indonesia.  In addition, most of Indonesia’s coal production is of a poor quality, and growing internal demand for coal is a further limitation on Indonesia’s ability to export energy coal.

          South Africa was the third largest exporter of energy coal in 2002, with most of its exports going to the European market.  Its strong market share is primarily due to reliability of supply, a competitive domestic cost structure and freight rates comparable with its major competitors.

          China, the fourth largest exporter of energy coal in 2002, has rapidly increased its exports in recent years though exports decreased in 2002.  This decrease was a result of strong domestic demand and prices, and lower export market prices.

          Colombia, the fifth-largest exporter of energy coal, has low cost, high quality reserves, and a close proximity to the growing US market.

Diamonds and Specialty Products

          The Diamonds and Specialty Products group is our newest Customer Sector Group and encompasses the existing businesses of diamonds, titanium minerals, Integris and Minerals Exploration & Technology.  Our Ekati™ Diamond Mine, of which we own 80%, is located in the Canadian Northwest Territories and currently produces approximately four million carats of rough gem-quality diamonds annually.  Ekati™ Diamond Mine’s annual production represents approximately 3% of current world diamond production by weight and 6% by value.  Richards Bay Minerals, of which we own 50%, is a heavy mineral sands mine and smelter based in South Africa.  Integris is a 50% owned metals distributor with branches throughout Canada and the United States.  Minerals Exploration is tasked with growing BHP Billiton’s mineral resources through both greenfield and brownfield discovery.  Technology is tasked with ensuring the use of optimal technology across BHP Billiton’s operations as well as generating growth opportunities through development of new technologies.

     Ekati™ Diamond Mine

          The Ekati™ Diamond Mine is located in the Northwest Territories in Canada.  The mine is located approximately 300 kilometers northeast of Yellowknife. Normal access to the site is provided by aircraft.  Road access is available for about 10 weeks by ice road from late January to early April.  Major facilities at the mine include camp accommodations, a truck maintenance shop with office complex, an equipment warming shed, the process plant and a power house capable of producing 22 megawatts of electricity.

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

          We own an 80% interest in the Core Zone joint venture that manages the property on which the mine is located.  The other participants in the Core Zone joint venture are Charles E. Fipke and Stewart L. Blusson, each of whom holds a 10% interest. We also hold a 58.8% interest in property managed by the Buffer Zone joint venture.  The other participants in the Buffer Zone joint venture are Archon Minerals Limited, which holds a 31.2% interest, and Charles E. Fipke, who holds a 10% interest.  Tenure is secured through ownership of 374 mineral claims or mining leases.  Mining leases have been granted for reserves until 2017, a period sufficient to cover production from current proved and probable reserves.  At July 31, 2002, the joint venture had converted 262 claims totaling 608,622 acres to lease.  We intend to convert all remaining mining claims to mining leases.

INFORMATION ON THE COMPANY

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

          Reserves and Production

          The table below details our diamonds reserves (in dry metric tonnes and 100% terms), estimated at June 30, 2002.

	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserves		BHP Billiton Group Interest	Recoverable Product(1)

	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade

	(millions)	(Carats/tonne >1.5mm size)	(millions)	(Carats/tonne >1.5mm size)	(millions)	(Carats/tonne >1.5mm size)	(%)	(Carats in millions)
Diamonds
Ekati (2)(3)(4)	27	1.2	12	1.1	40	1.2	80	46

(1)	These figures are expressed in terms of the recoverable quantity of marketable product.

(2)	Drill spacings of 25m by 25m and 50m by 50m are used to classify proven and probable reserves, respectively.

(3)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.

(4)	Diamond prices used for pit optimisations and ore reserves reflect current marketing conditions.

          The table below details our share of diamonds production for the years ended June 30, 2002, 2001 and 2000 and the six months ended December 31, 2002 and 2001.  The BHP Billiton Group interest in Ekati™ increased from 51% to 80% effective July 3, 2001, when we acquired a controlling interest in Dia Met Minerals Ltd., which corporation was subsequently wholly acquired on October 30, 2001.

	Six months ended December 31,		Year ended June 30,

	2002	2001	2002	2001	2000

	(‘000 carats)
Diamonds
Ekati™ (Canada)	2,025	1,695	3,650	1,428	1,301

INFORMATION ON THE COMPANY

          Regulatory and Fiscal Terms

          In Canada, title to land is divided into a) surface rights, which can be acquired from the government (or the current owner thereof) and registered in Land Title or Registry offices within each Province or Territory, and b) mineral rights which are reserved to the government in most land grants and are granted by license or lease to permitted miners or prospectors for a fixed term, subject to compliance with specified annual rental and performance obligations.  The government’s title both to the land and the mineral rights has primacy, subject only to the burden of proven aboriginal title.  Under the Constitution Act, 1867, the title to all mines, minerals and royalties was passed to the Provinces, which regulate the acquisition and development of mineral claims through provincial mining or mineral tenure legislation.  The Northwest Territories is one of the few jurisdictions in Canada where the bulk of government lands remain under federal control, with the acquisition and maintenance of title being governed by the Territorial Lands Act and the Canada Mining Regulations, the administration of which is handled by the federal Department of Indian Affairs and Northern Development.  Development of pipes at the Ekati™ Diamond Mine is regulated by the Mackenzie Valley Land and Water Board under the auspices of the Mackenzie Valley Resource Management Act of the Northwest Territories.

          Market Conditions

          Production from the Ekati™ Diamond Mine represents approximately 6% of the world supply by value.  The principal supplier, controlling over 40% of global production, is De Beers, which combined with global contracts, gives them a market share of nearly 60%.  The other main independent sources are in Angola with approximately 10% of supply and in Australia with approximately 4%.

          BHP Billiton Diamonds Inc. has marketed 100% of Ekati’s rough diamond production since January 2003 (previously 35% was sold to De Beers under contract).  Approximately 70% of sales are made to regular customers, 10 - 20% in smaller allocations by auction or negotiation to a much larger number of “window” customers, up to 7% under contract to three Northwest Territories manufacturers and the remainder sold as both polished diamonds and rough diamonds directly to jewellery retailers.  Rough diamond sales are made in 10 cycles per year, approximately at five-weekly intervals, which is standard industry practice.  In November 2002, the EkatiTM brand of polished diamonds was merged with the AuriasTM brand and programs are being instituted to expand the market for this product globally under the AuriasTM brand.  Polished diamonds for the branding operations are obtained through contract polishing programs or through buy-back arrangements with customers for rough diamonds.

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

          Richards Bay Minerals has rights to over 1 billion tonnes of heavy mineral sands reserves.  This should be sufficient to sustain mining for approximately 20 years.  In the early 1990’s, a new furnace and mining plant were installed at a total cost of US$300 million.  The fifth sand mining plant, Mining Plant E, was completed under budget in November 1999 at a cost of approximately US$189 million.  This plant, along with an expansion to Mining Plant A, also completed in 1999, should allow Richards Bay Minerals to maintain an annual titanium slag capacity of around one million tonnes for the foreseeable future.  Due to an oversupply in the slag market, Richards Bay operated at approximately 80% of its slag capacity during calendar year 2002.

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

          Reserves and Production

          The table below details our titanium minerals reserves in metric tonnes as estimated at January 1, 2002.

	Ore type	Proved Reserve	Probable Reserve	Total Reserves	BHP Billiton Group Interest

		(millions of tonnes)			(%)
Titanium Richards Bay Minerals	TiO2 Slag	9.72	14.5	24.21	50

INFORMATION ON THE COMPANY

          The table below shows Richards Bay Minerals titanium minerals production for the two years ended December 31, 2001, in which we have a 50% interest.  The data shown below is sourced from TZMI Mineral Sands Annual Review 2002.

	Year ended December 31,

	2001	2000

	(thousands of tonnes)
Titanium slag(1)(2)(3)	875	950
Rutile(1)(4)	90	100
Zircon(1)(4)	210	210

(1)	Richards Bay Minerals was part of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001.

(2)	TZ Minerals International Pty. Ltd. estimates Richard Bay Minerals’ slag production from data reported by Rio Tinto.

(3)	Chloride slag represents approximately 90% of our total production.

(4)	TZ Minerals International Pty. Ltd. estimates Richards Bay Minerals’ rutile and zircon production from a variety of industry sources.

          Market Conditions

          Over 90% of the world’s titanium is used in the form of titanium dioxide pigment in the paint, paper and plastics industries.  Titanium dioxide pigment is produced from titanium dioxide feedstocks, namely rutile, synthetic rutile, titanium dioxide slag and ilmenite.  These feedstocks are derived predominantly from titaniferous minerals occurring in heavy mineral sands and some hard rock ores.  Ilmenite and rutile occur naturally, while synthetic rutile and titanium dioxide slag are produced by processing ilmenite.

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

          Titanium dioxide pigment consumption has historically grown largely in line with North American and European GDP.  Overall, demand for titanium dioxide feedstock should grow in line with titanium dioxide pigment consumption, although demand for chlorinatable feedstock is expected to grow at a higher rate.  The bulk of demand for titanium dioxide feedstocks comes from a few major consumers, including Du Pont, Huntsman, Tioxide, Kerr McGee Chemicals, Millennium Chemicals and Kronos.  The bulk of supply comes from a number of major producers, including Richards Bay Minerals, QIT, a subsidiary of Rio Tinto, and Iluka.  Richards Bay Minerals is the second largest producer of titanium dioxide slag with approximately 18% of global titanium dioxide feedstock output in terms of contained titanium dioxide units.  Supplies of titanium dioxide slag feedstocks are increasing and may increase further in the future as a result of increased production by recent and prospective entrants to the industry, such as Anglo-American and Kumba Resources.

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

     Minerals Exploration

          Our Minerals Exploration group seeks to expand our mineral inventory at new and existing sites.  Targets for this group generally are large, potentially low cost mining projects.  Minerals targeted include diamonds, copper, coal, iron ore and nickel.  The process of discovery runs the full range from early stage mapping through drilling.   The program is global and prioritizes targets, consistent with our assessment of the relative attractiveness of each mineral.

          Our exploration activities are organized from three principal offices in Brisbane, Australia, Vancouver, Canada and Santiago, Chile.  The headquarters for the exploration group is in Melbourne, Australia.  The group currently has approximately 175 employees.

     Petroleum

          Our principal activities in the petroleum sector are oil and natural gas exploration, production and development in Australia, the United Kingdom, the United States, Algeria, Pakistan and Bolivia and exploration interests in the United

INFORMATION ON THE COMPANY

States, Australia, Algeria, Gabon, Trinidad, Angola, Pakistan, Brunei Darussalam, South Africa and Brazil.  The map below sets forth the geographic locations of our key petroleum assets.

WORLD MAP — PETROLEUM

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

INFORMATION ON THE COMPANY

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

          The onshore gas treatment plant is located at Withnell Bay on the Burrup Peninsula, 1,200 kilometres north of Perth, Western Australia and is supplied by the offshore North Rankin, Goodwyn, Perseus and Echo Yodel gas and condensate fields.  Raw gas is transported through an undersea pipeline owned by the venture to the onshore plant.  Production from these fields meets current contractual requirements for the domestic gas and LNG phases of the project.  Plans are in place to develop  the Angel field, and a group of smaller static resources, to meet future market requirements.

          Production from the North Rankin and Perseus fields is through the North Rankin A platform, which has the capacity to produce 1,800 million cubic feet per day of gas and 40,000 barrels per day of condensate.  In 2001–2002, the facility produced 870 million cubic feet per day of gas and 24,000 barrels per day of condensate (gross).

          Production  from the Goodwyn and Echo/Yodel fields is through the Goodwyn A platform, which has the capacity to produce 1,100 million cubic feet per day of gas and 130,000 barrels per day of condensate.  Production from the smaller Echo/Yodel gas condensate field located south west of the Goodywn A platform commenced in December 2001 and has an expected life of four years.  In 2001-2002, total production from the Goodwyn facility averaged 660 million cubic feet per day of gas and 78,000 barrels per day of condensate (gross).

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

          Construction of a fourth liquefaction train and offshore trunkline to support an expansion of the existing LNG business commenced in calendar year 2001.  The expansion involves the construction of a 4.2 million tonnes per year liquefaction processing train and a 42-inch gas trunkline to be installed over a distance of 135 kilometres from existing production platforms to the onshore processing plant.  We expect first commercial production from the new facilities by mid calendar year-2004.  The project has also ordered an additional LNG carrier to deliver some of the sale volumes associated with the expansion project.  Our share of costs of the liquefaction processing train, pipeline and the additional carrier is expected to be approximately US$270 million.

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

INFORMATION ON THE COMPANY

          In December 2001, the North West Shelf joint venture participants signed a conditional Sales and Purchase agreement with Methanex Corporation to supply it with 180 million cubic feet of gas per day for 25 years from 2005 for its proposed methanol plant to be located on the Burrup Peninsula.

          In October 2002, the North West Shelf joint venture participants signed Sales and Purchase agreements with the Guangdong LNG Project, for the purchase and supply of LNG from the North West Shelf.  The agreements were signed by the six North West Shelf LNG Sellers and cover the supply of approximately 3.3 million tonnes of LNG per year to Phase One of the Guangdong LNG Project for a period of 25 years contemplated to start in late 2005, although there is a material probability that it will be delayed to the latter part of 2006. The agreement is subject to certain conditions precedent, including Chinese Government approvals, buyer financing arrangements and arrangements between the buyer and end-buyers.

          The Guangdong LNG project is China’s first LNG project and involves the construction of an LNG import terminal and high-pressure gas pipeline in two phases.

          It is also proposed that as part of the deal that:

•

The China National Offshore Oil Company (CNOOC) will have the opportunity to acquire a 25% participating interest in the proportion of the North West Shelf Project gas reserves and production required to supply gas to the Guangdong LNG Project; and

•

The North West Shelf Project and the Chinese shipping companies, COSCO and China Merchants, will establish ship owning and ship management companies for LNG transport to Guangdong.  Two to three LNG ships will be required to service the China trade route.

          LPG production began in November 1995 and production in 2001–2002 was 840,000 tonnes (gross).  We have a 16.67% interest in the LPG production.

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

          In 2001–2002, production from the facility averaged 97,000 barrels of oil per day (gross) and is subject to steep decline.

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

INFORMATION ON THE COMPANY

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

          The Griffin Venture first produced oil through its floating production storage and offloading facility in January 1994.  Production for 2001-2002 averaged 33,000 barrels per day of oil (gross) and is subject to a steep decline.

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

          The field development will require two additional processing trains, which will be located on the existing extended well test plant site, and the drilling of a minimum of three development wells.  First gas from the full field development is anticipated to commence in the third quarter of 2003 and our share of capital expenditure for this phase is expected to be US$40 million.

          In April 2002, the government of Pakistan elected to increase its working interest to 25%, thus reducing our post-discovery interest to 38.5%.

          At June 30, 2002 our share of estimated proved reserves in the Zamzama field totaled 390 billion cubic feet of gas.

INFORMATION ON THE COMPANY

     Americas

          Gulf of Mexico

          Our Gulf of Mexico production is sourced from five producing assets: Typhoon Boris, West Cameron 76, Green Canyon 18/Ewing Bank 988, Green Canyon 60 and Genesis.

          We have a 50% working interest in the Typhoon oil and gas development, located in Green Canyon Blocks 236 and 237.  Chevron has the other 50% working interest and is the operator.  The field is located in 600 meters of water approximately 100 kilometres off the coast of Louisiana, and was our first deepwater Gulf of Mexico development.  The field development consists of the subsea completion and tie back of four existing appraisal wells to a local host mini tension leg platform.  First production was in July 2001; peak production of approximately 38,600 barrels of oil and 50 million cubic feet of gas per day was reached in April 2002.  In 2001-2002, production from the Typhoon facility averaged 30,000 barrels per day of oil and 34 million cubic feet of gas (gross).

          As operator, we drilled the Boris oil discovery in Green Canyon Block 282 adjacent to the Typhoon field.  The Boris project was sanctioned as a tie-back to the Typhoon production facility, by us and our partners in June 2002 and our share of capital expenditure is expected to be US$65 million.  Production commenced from the first well, Boris-1, in February 2003.  First oil from the second well, Boris-2, is expected mid-calendar year 2003.

          In December 2000, the US Minerals Management Service granted royalty relief up to 87.5 million barrels of oil equivalent produced from the Typhoon facility, subject to commodity price ceilings.

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

INFORMATION ON THE COMPANY

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

          Bruce / Keith

          The Bruce field is located approximately 380 kilometers north-east of Aberdeen in the northern North Sea.  We have a 16% interest in the field, which is operated by BP.  The integrated oil, gas and condensate development concept for the field has been developed in three phases.  The venture sells gas production to Centrica LTD and Corby Power Limited under long-term take-or-pay sales contracts.  During 2002 our gas sales contract with Centrica was unlocked to allow reserves to be developed at a more effective rate and not to be restricted by gas demand.

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

          Phase 2 of the Keith development was to be a second well tied back to the Bruce field.  However, completion of the well in July 2002 confirmed the structure to be deeper than originally prognosed and, while hydrocarbons were encountered the well was plugged and abandoned. The failure of this well has resulted in a write-down of proved undeveloped reserves of 1 million barrels of oil, condensate and LPG and 4 billion cubic feet of gas.

          Our share of estimated proved reserves for the Bruce and Keith fields at June 30, 2002 was 12 million barrels of oil, condensate and LPG and 191 billion cubic feet of gas.

Exploration and Development

     Australia/Asia

          Minerva

          In 1993, we discovered the Minerva gas field (VIC/RL8) in the Otway Basin off Port Campbell in southern Victoria.  We approved the development of the Minerva field in May 2002.  We have a 90% working interest and act as operator.  Our share of capital expenditure is expected to be approximately US$123 million.  In March 2002, we signed a

INFORMATION ON THE COMPANY

take or pay Sales Agreement with Pelican Point Power Limited (which is a wholly owned subsidiary of International Power plc) to provide gas into South Australia via a new pipeline infrastructure link.

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

          Brunei

          On January 29, 2002 the government of Brunei Darussalam awarded Block J to a joint venture of us (60% working interest), TotalFinaElf (25% working interest) and Amerada Hess Corporation (15% working interest).  The award was subject to negotiating a production sharing contract.  This was executed in March 2003.

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

          The development plan includes the utilization of a truss SPAR facility with an integrated drilling rig.  This facility will be capable of operating in the necessary water depths of 4,500 feet.  First production is expected by the end of calendar year 2004, with production at full design capacity expected to occur within 12 months.  Name plate capacity will be 80,000 barrels of oil per day and 40 million cubic feet of gas per day (gross).

          We hold a 23.9% working interest in Mad Dog with partners BP (60.5%), the designated operator, and Unocal (15.6%).

          Atlantis

          The initial Atlantis discovery in the Green Canyon area was drilled in 1998. During calendar 2000 and 2001 we drilled two more wells, each with major sidetracks, on the Atlantis structure. Both wells encountered significant oil bearing sands.

INFORMATION ON THE COMPANY

          In February 2003 we approved a total of US$1.1 billion as full funding for the development of the Atlantis oil and gas reserves. First oil is expected from the field in the third quarter of calendar year 2006.

          Located in 4,400-7,100 feet of water, Atlantis will be developed using a moored semi-submersible production facility of up to 20 wells. Name plate capacity will be around 150,000 barrels of oil per day and 180 million cubic feet of gas per day (gross).

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

          Cascade – Walker Ridge

          As operator, we drilled and completed an exploratory well on the Cascade prospect in June 2002 and encountered an encouraging hydrocarbon column.  The well was drilled in waters approximately 8,200 feet deep to a total depth of 27,979 feet.  Further drilling will be necessary to determine the size of the find.  Current appraisal planning is underway.

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

          A fourth appraisal well was drilled on the Neptune prospect in December 2002.  The well was non-commercial and has been plugged and abandoned. Proved reserves have not yet been booked for Neptune.

          Other Significant Gulf of Mexico Joint Venture Agreements

          We have other interests in the Gulf of Mexico including the Puma, Kansas/Komodo and Chinook prospects and have announced discoveries in the Shenzi and Vortex prospects. Proved reserves have not yet been booked for either of these discoveries.

INFORMATION ON THE COMPANY

          Trinidad

          We began exploring in Trinidad and Tobago in 1996, signing the country’s first Production Sharing Contract (PSC) under a new fiscal regime. During the six-year exploration phase of the PSC, four exploration and three appraisal wells were drilled, discovering significant oil and gas resources within a large faulted structure known as the Greater Angostura Structure.

          Angostura-1, drilled in 1999, was the discovery well for the field, intersecting some 950 feet (gross) of gas pay within Early Oligocene sands. The hydrocarbon potential of the structure was confirmed by the drilling of Aripo-1, Kairi-1, Canteen-1, Kairi-2, Angostura-2, and Canteen-2.

          In March 2003, we committed to the development of the first phase of the Angostura integrated oil and gas development located in Block 2 (c), approximately 24 miles (38.5 km) east of the island of Trinidad. In the first phase of the development, oil will be produced from three wellhead protector platforms (WPPs) via flowlines to a steel jacket central production platform (CPP). Associated gas will be reinjected.  Water depths are approximately 40 meters and the development utilizes proven shallow-water technology. First oil production is scheduled for December 2004. Gas commercialisation (Phase 2) will commence approximately three to nine years after first oil, depending on reservoir performance.

          Capital expenditure for the first phase of the Angostura integrated development is expected to be around US$726 million (gross), US$327 million net to BHP Billiton. At June 30, 2002 our share of estimated proved reserves for Trinidad was 24 million barrels of oil.

          We are the Operator of the Greater Angostura development. The joint venture participants are BHP Billiton, 45%; TotalFinaElf, 30%; and Talisman Energy, 25%.

          In October 2001, Trinidad and Tobago’s Ministry of Energy and Energy Industries announced the award of exploration Block 3(a) to a consortium of BHP Billiton, Talisman Energy, BG International, and TotalFinaElf. The PSC was signed on April 22, 2002. Block 3(a) is located 40 km off the east coast of Trinidad in water depths ranging from 30 to 91 metres and is located adjacent to Block 2(c). The joint venture will carry out a work program comprising 3-D seismic surveys and six wells in the first three-year phase of the PSC’s exploration period.

          BHP Billiton has a 30% interest in Block 3(a) and is the operator. Other participants are Talisman Energy, 30%; BG International, 30%; and TotalFinaElf S.A, 10%.

          In April 2002, we were awarded exploration retention rights for the remaining 160 square kilometre area in south Block 2(c).

          Brazil

          In June 2002 we were successful in bidding for block BM-C-24 which covers 603 square kilometers offshore Brazil and have a 100% interest in the block.  The concession contract was signed in September 2002.

INFORMATION ON THE COMPANY

     United Kingdom/Africa/Middle East

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

          An integrated plan to develop the ROD, SFNE, BSF, RDB and RERN oil fields partly located in Blocks 401a and 402a has been sanctioned by the Algerian government.  The largest of the fields, ROD, extends into the neighboring Block 403 production sharing contract operated by AGIP and SONATRACH.  An agreement has been put in place to govern unitization of the ROD field, the sharing of specified costs, operatorship and commercial arrangements for the development.  This agreement gives us approximately a 38.75% equity interest and proved reserves of 32 million barrels of oil.

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

     South Africa

          In May 2002, we entered into a farm-in agreement with Global Energy Holdings to acquire a 90% operated working interest in deepwater exploration Block 3B/4B, offshore South Africa.

     Marketing

          Oil and Condensate

          Our global trading and marketing teams based in Houston and Singapore manage the marketing of our crude oil and condensate products.  We use a combination of floating price short term and floating long term contracts in both domestic and export markets.  The global crude oil and condensate trading and marketing team forms part of the wider BHP Billiton Group marketing organisation.

          LNG

          As part of our expansion plans, we participate with the other North West Shelf joint venture partners in a marketing organisation, Australia LNG, established to market LNG produced from Australian gas resources to overseas buyers outside of Japan.  Along with our joint venture partners, we are actively pursuing opportunities in China, Taiwan and Korea.

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

INFORMATION ON THE COMPANY

     Production

          The table below details our petroleum business’ historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the two years ended June 30, 2002 and the 13 months ended June 30, 2000 and the six months ended December 31, 2001 and 2002.  We have shown volumes and tonnages of marketable production, after deduction of applicable royalties, fuel and flare.  We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	Six months ended December 31,		Year ended June 30,		13 months ended June 30, 2000

	2002	2001	2002	2001

Crude Oil and Condensate Production
(millions of barrels)
Australia/Asia	26.3	28.3	56.2	64.3	71.0
Americas	3.3	4.0	9.0	3.7	3.8
Europe/Africa/Middle East	5.3	6.8	13.3	11.1	10.9

Total	34.9	39.1	78.5	79.1	85.7

Natural Gas Production(1)
(billions of cubic feet)
Australia/Asia	69.2	68.4	126.0	115.5	104.7
Americas	9.8	12.3	25.2	21.3	18.7
Europe/Africa/Middle East	30.8	34.5	72.7	68.3	70.9

Total	109.8	115.2	223.9	205.1	194.3

Liquefied Natural Gas (LNG) Production(2)
(thousand tonnes)
Australia/Asia (leasehold production)	684.4	681.0	1,298.8	1,241.8	1,420.5

Liquefied Petroleum Gas (LPG) Production(3)
(thousand tonnes)
Australia/Asia (leasehold production)	332.2	308.3	551.4	582.1	675.0
Europe/Africa/Middle East (leasehold production)	44.7	47.6	85.6	91.5	68.7

Total	376.9	355.9	637.0	673.6	743.7

Ethane Production
(thousand tonnes)
Australia/Asia (leasehold production)	47.6	42.6	87.1	67.4	86.5
Average Sales Price
Oil and Condensate (US$ per barrel)(4)	27.19	22.54	22.58	29.39	24.67
Natural gas (US$ per thousand cubic feet)	1.98	1.71	1.84	1.73	1.47
Average Production Cost(5)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	4.47	5.62	5.83	8.19	6.96
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	2.87	2.23	2.38	2.48	3.12

(1)	Natural gas production figures exclude gas sold as LNG or ethane.

(2)	LNG consists primarily of liquefied methane.

INFORMATION ON THE COMPANY

(3)	LPG consists primarily of liquefied propane and butane.

(4)

Oil and condensate prices net of commodity hedging were US$27.19 for the six months ended December 31, 2002 and US$22.54 for the six months ended December 31, 2002 and US$22.58 for fiscal 2002, US$28.04 for fiscal 2001 and US$22.86 for fiscal 2000.

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

INFORMATION ON THE COMPANY

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

          In Bolivia, a new tax-royalty regime provides for a two-tier government take: existing hydrocarbons (pre-July 29, 1996) 50%; and new hydrocarbons (post-July 29, 1996) 18%. Of the 50% take on existing hydrocarbons, 13% is available to be reduced by the payment of corporate income tax. Production from all fields is subject to a surtax of 25% that is applicable in certain situations. The corporate income tax rate is 25% and there is a remittance tax of 12.5% on repatriated funds.

          In January 2003, the new government in Bolivia issued a new Supreme Decree that altered the prices received by producers of crude oil. Specifically, this introduced a new export parity price reduction of US$4.50 per barrel (up from US$1.60 per barrel) and also required the price received to be based on a lagging 365-day average rather than market spot. The Group is currently assessing the impact of these changes.

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

INFORMATION ON THE COMPANY

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

Steel

          In March 2001, BHP Billiton Limited announced its intention to spin-off its entire steel flat and coated products business.  We completed the spin-off on July 22, 2002 and BHP Steel Limited, the company that owned directly or indirectly the steel flat and coated products business, ceased to be a subsidiary of BHP Billiton on that date.  For accounting purposes, the spin-off is deemed completed as of July 1, 2002.  BHP Billiton Limited distributed 94% of the ordinary shares in BHP Steel Limited to holders of fully-paid ordinary shares in BHP Billiton Limited in a court-approved scheme of arrangement.  The balance was retained by BHP Billiton and sold under a sale facility arranged by us in connection with the demerger.  The scheme was subject to a court determination as to the fairness of the transaction to the shareholders of BHP Billiton Limited as well as the approval of the shareholders of BHP Billiton Limited and BHP Billiton Plc at a shareholders’ meeting of each of the companies.  On July 15, 2002, BHP Steel Limited was listed on the Australian Stock Exchange as an independent company.  Under UK and US GAAP, as the spin-off became unconditional on July 1, 2002, the spin-off will be consummated from that date.  Under US GAAP, a measurement date was reached on June 26, 2002 when shareholders approved the demerger.  For both UK and US GAAP, the Steel operations are treated as discontinued in the BHP Billiton Group Annual Financial Statements.

          The implementation of the DLC structure in June 2001 and the consequent re-weighting of the combined asset base towards natural resources crystallized our view that shareholder value would be maximized and the business performance of our steel business better assured through the spin-off of that business into a separately listed company.  As a result of the spin-off, BHP Billiton Limited and BHP Steel Limited can each focus its attention and financial resources on its respective core businesses.

INFORMATION ON THE COMPANY

          The following table sets forth our production of steel and nominal operating capacity for the three years ended June 30, 2002.

	Year ended June 30,

	2002		2001		2000

	Actual Production	Nominal Capacity	Actual Production	Nominal Capacity	Actual Production	Nominal Capacity

	(tonnes)		(tonnes)		(tonnes)
Raw Steel
Australia	4,754,000	5,000,000	4,830,000	5,000,000	4,906,000	5,000,000
New Zealand	552,000	600,000	602,000	600,000	555,000	600,000
US (50% share)	800,000	770,000	766,000	750,000	688,000	700,000

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

     Hot Rolled Products

          Hot Rolled Products included Port Kembla Steelworks, an integrated steel plant operating in the lowest quartile of the world steel production cost curve at an annual production capacity of 5.0 million tonnes of crude steel.  At Port Kembla Steelworks, we manufactured and distributed slab, hot rolled coil and plate.  Slab and hot rolled coil were supplied to our steel operations’ vertically integrated coated products businesses for further processing, as well as to other domestic and export customers.  Hot Rolled Products also included a 50% interest in North Star BHP Steel, a steel mini-mill in the United States and a 47.5% shareholding in Castrip LLC.

     Coated Products Australia

          Coated Products Australia comprised three main business: Coated Steel Australia, Packaging Products and BHP Steel Lysaght Australia.

          Coated Steel Australia marketed a full range of products and material solutions to the Australian building and construction industry and was also a key supplier to the Australian automotive sector, major white goods manufacturers, general manufacturers and to the packaging industry.  Our steel business was a leader in metallic coating and painting technologies, supplying a wide range of branded products such as COLORBOND® pre-stained steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products.  The coated products businesses serviced customers through a network of distribution and manufacturing facilities throughout Australia.

          Packaging Products was the only producer of tinplate and blackplate in Australia which are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

     New Zealand Steel

          New Zealand Steel operated a steel plant at Glenbrook, New Zealand, producing a full range of flat steel products for both domestic and export markets.  It was operating at an annual production capacity of approximately 0.6 million tonnes.

INFORMATION ON THE COMPANY

     Coated Products Asia

          Coated Products Asia manufactured and distributed a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

     Technology and Raw Materials

          Steel supported its businesses through its research and development function.  Activities were coordinated from the Steel Research Laboratories located at Port Kembla.  We focused our research and development activities on providing leading edge product solutions in metallic coated and painted flat steel products, optimising operating performance and developing technical alliances to stay abreast of new developments.

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

          On March 5, 2002, the President of the United States announced the imposition of a 30% tariff on imports of plate, hot rolled sheet, cold rolled sheet and coated sheet into the United States for a period of three years.  Imports of slab into the United States will be subject to a tariff rate quota for a period of three years.  The in-quota volume was set at 4.9 million tonnes and will increase to 5.4 million tonnes in the second year, however, slab exports are in line with our quota and will therefore not be subject to tariff.  The out-of-quota tariff will be initially set at 30%.  The above-mentioned tariff and tariff rate quota became effective March 20, 2002 and will decrease to 24% in the second year and 18% in the third year.  On March 11, 2002, the Australian government announced that an understanding had been reached with the United States government regarding an exemption from tariffs for some 250,000 tonnes of Australian hot rolled coil which meets certain specifications.

     Environment

          In preparation for the spin-off of our steel business, an environmental liability assessment of BHP Steel sites was undertaken.  The only site to identify materially significant issues was Hot Rolled Product’s Port Kembla Steelworks, where three issues were identified.  The most significant related to upgrading the sinter plant to improve stack emission quality, which was already being implemented at a total cost of A$94 million.  The others related to the possible future control of off-site discharges of waste waters and contaminated groundwater, and control of hydrogen sulphide emissions from the blast furnace slag granulators.  These requirements are not yet confirmed and are not expected to materially impact our operations or financial results.

Health, safety and environment

          Our facilities and operations are subject to extensive general and industry-specific environmental, health and safety regulations in countries where we operate.  These regulations include those relating to mine restoration, waste and waste management, the handling and disposal of hazardous and non-hazardous materials and occupational health and safety.

INFORMATION ON THE COMPANY

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

          At December 31, 2002, our provision for site rehabilitation and environmental contamination remediation was US$1,698 million.  The more significant sites covered by this provision and the type of rehabilitation and/or remediation work contemplated is as follows:

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

          HIV/AIDS occurs in our Southern African workforce, as it does in Southern Africa generally.  The World Health Organization estimates that a representative percentage of the Southern African population is living with HIV/AIDS.  The HIV/AIDS infection rate of our Southern African workforce may increase over the next decade.  The costs and lost worker’s time associated with HIV/AIDS may adversely affect our Southern African operations.  In the meantime, we are carrying out extensive awareness and prevention campaigns at all our Southern African operations.

INFORMATION ON THE COMPANY

     Carbon Steel Materials

          In January 1998, we sold our electrolytic manganese dioxide business at Newcastle, New South Wales. As part of the transaction we issued a guarantee to the benefit of the purchaser, Delta Electrical Industries Ltd, covering certain of our obligations under the sale agreement. The transaction was an asset sale and the guarantee is not limited in amount but is limited in duration.  Our guarantee to Delta Electrical Industries LTD expires on December 28, 2027. Our obligations under the guarantee relate to any prior contamination of the ground both at the former facility site and Kooragang Island at Newcastle, the former waste disposal site.  We built our facility on land reclaimed from our steel business. We cannot accurately determine our potential liability at any point in time during the term of the guarantee.  However, we do not consider that the cost, if any, will have a material adverse effect on our financial position or results of operations.

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

INFORMATION ON THE COMPANY

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

INFORMATION ON THE COMPANY

C.      Organisational Structure

General

          The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise following the completion of the DLC merger in June 2001.  You should refer to exhibit 8.1 hereto for a list of BHP Billiton Limited and BHP Billiton Plc subsidiaries.  Below is a description of the DLC merger of June 2001.

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

INFORMATION ON THE COMPANY

Australian Foreign Investment Review Board (FIRB) Conditions

          The Treasurer of Australia approved the dual listed merger of BHP Limited and Billiton Plc subject to the following conditions:

•	BHP Limited remains an Australian resident company, incorporated under the Corporations Law, that is listed on the Australian Stock Exchange under the name “BHP Limited” and trades under that name;

•

BHP Limited remains the ultimate holding company of, and continues to ultimately manage and control the companies conducting the businesses which are presently conducted by the subsidiaries of BHP Limited, including: the Minerals, Petroleum, Steel and Services businesses for so long as those businesses form part of the combined BHP Billiton Group (“the Group”);

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

•	that if BHP Limited wishes to act differently to these conditions, it seeks and obtains the prior approval of the Treasurer.

For the purposes of these conditions a reference to:

(i)	“BHP Limited” means BHP Limited, ACN 004 028 077, and includes “BHP Billiton Limited” or other name adopted by that corporation;

(ii)	Corporations Law (or a provision of that law) includes any re-enactment or substitution of that law (or provision);

(iii)

“global headquarters” includes the requirement that both the Chief Executive Officer and the Chief Financial Officer of the dual listed entities, namely BHP Limited and Billiton Plc, will be based in Australia and have their principal offices and key supporting functions in Australia.  In addition, the centre of administrative and practice management of BHP Limited shall be in Australia and BHP Limited’s corporate head office activities, of the kind presently carried on in Australia, will continue to be carried on in Australia.

          The conditions will have effect indefinitely subject to amendment of the Act or any revocation or amendment by the Treasurer.

INFORMATION ON THE COMPANY

          Pursuant to section 25(1A) of the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) , the Government considers that compliance with these conditions is necessary to avoid the proposal being in conflict with the national interest.  Failure to comply attracts substantial penalties under Section 25(1C) of the Act.

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

INFORMATION ON THE COMPANY

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

          If the solvent company has not acted within 12 months of receipt of the notice as set out above, the solvent company must pay in full all creditors of the insolvent company and pay to the insolvent company an amount equal to that proportion of the solvent company’s total market capitalisation on the date that creditors of the insolvent company were paid, such that the amount paid and the balance remaining ensure that economic equivalence is achieved.  These payments would only be made to the extent that the amount paid and the balance remaining ensure that economic equivalence is achieved and to the extent that the solvent party would retain sufficient assets to pay all amounts due in respect of statutory entitlements ranking ahead of shareholders on a liquidation and to return capital to holders of shares that rank in priority to the ordinary shares.

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

INFORMATION ON THE COMPANY

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

INFORMATION ON THE COMPANY

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

INFORMATION ON THE COMPANY

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

•

a change of the corporate status of BHP Billiton Limited from a public company limited by shares registered under the Corporations Act with its primary listing on the ASX or of BHP Billiton Plc from a public listed company incorporated in England and Wales with its primary listing on the LSE; and

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

INFORMATION ON THE COMPANY

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

INFORMATION ON THE COMPANY

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

          BHP Billiton Limited and BHP Billiton Plc, as separate listed companies, will remain subject to the takeovers laws and rules in Australia and the United Kingdom respectively, subject to modifications to those laws in Australia and provisions in the two companies’ corporate constitutions, which are intended to have the effect of:

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

INFORMATION ON THE COMPANY

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

A.     Operating Results

Introduction

          Following the implementation of the DLC structure, BHP Billiton Limited and BHP Billiton Plc remain separate publicly listed companies, but are now run by a unified Board and management team.  The implementation of the DLC structure did not involve any transfers of assets or shares between the two companies.  However, through a series of contractual and constitutional arrangements, the shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions on matters affecting the combined group through a procedure in which the shareholders of both companies have equal voting rights per share and a 1:1 equalization ratio has been agreed, which means that the amount of cash dividends by BHP Billiton Limited will normally be matched by BHP Billiton Plc.  If one company has insufficient profits or is otherwise unable to pay the agreed dividend, the other company will, as far as practical, enter into such transactions as are necessary to enable both companies to pay the equivalent dividends.  In addition, if one company takes an action that would affect the ratio of the economic returns or voting rights on one company’s shares relative to the other company’s shares, then a matching action may be implemented or the equalization ratio adjusted to restore the equitable treatment of the two shareholder groups.  Accordingly, shareholders of both BHP Billiton Limited and BHP Billiton Plc effectively have an interest in a single group combining all of the assets of both companies.

          BHP Billiton Limited and BHP Billiton Plc each report, as its primary financial statements under the requirements of the US Securities and Exchange Commission, the BHP Billiton Group’s consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom and presented in US dollars.  These financial statements account for the dual listed company structure as a business combination and accordingly consolidate BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries.  For purposes of this annual report, the operating and financial review and prospects discussions consists of a discussion for the combined BHP Billiton Group based on the consolidated financial statements prepared in accordance with UK GAAP for the BHP Billiton Group, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the six months to December 31, 2002 compared to the six months ended December 31, 2001 and for the 2002, 2001 and 2000 fiscal years.  Under UK GAAP, the DLC structure is accounted for under the “pooling of interests” method as though the DLC structure had been effective and the two groups had operated as one enterprise throughout the periods presented.  The currency of presentation is the United States dollar.

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

          BHP Billiton Limited’s independent chartered accountant in Australia for the two years ended June 30, 2001 was Arthur Andersen.  On June 15, 2002, Arthur Andersen LLP, Arthur Andersen’s U.S. affiliated firm, was convicted by a jury in Houston, Texas on a single charge of obstructing justice in connection with its actions regarding Enron Corp.  As of August 31, 2002, Arthur Andersen LLP has ceased to practice before the SEC.  As a US listed company, BHP Billiton Limited is required to file with the SEC annual financial statements audited by its independent certified public accountant.  The SEC has said that it will continue accepting financial statements audited or reviewed by Arthur Andersen so long as Arthur Andersen is able to make certain representations to us. Although the financial statements of BHP Billiton Limited for the two years ended June 30, 2001 are not included in this annual report, we have included the audit opinion of Arthur Andersen in this report because the audit opinion of PricewaterhouseCoopers for the BHP Billiton Group for the two years ended June 30, 2001 insofar as it relates to amounts included in respect of BHP Billiton Limited has expressed reliance on the audit opinion of Arthur Andersen. In connection with the audit of the BHP Billiton Limited financial statements for the two years ended June 30, 2001 and the revision to note 50 of such financial statements, which is dated March 22, 2002, included in this annual report, Arthur Andersen has made the representations to us that are required by the SEC.  In the future, our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen or if Arthur Andersen becomes unable to make the required representations.  Further, it is possible that events arising out of the indictment may adversely affect the ability

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen’s audit of our financial statements.

General factors affecting our operating results

          The following describes some of the material factors that have an impact on our financial condition and results of operations.

     Commodity prices

          The prices we obtain for our commodities are determined by, or linked to, prices in world commodity markets which, particularly in the petroleum industry and certain sectors of the minerals industry, have historically been subject to substantial variations because of fluctuations in supply and demand.  We expect that volatility in prices for most of our commodities will continue for the foreseeable future.  This volatility has an impact on our revenues and profits from period to period.  We seek to manage these risks under a portfolio management approach, which uses the effects of diversification rather than individual price risk management programs as the primary means of managing risk.

          Our main commodities are aluminium, alumina, copper, iron ore, chrome, nickel, ferroalloys, coking and energy coal, oil, gas and liquefied petroleum gas.  Metals such as aluminium and copper are generally sold under contract, often long-term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange, usually at the time of delivery.  Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply.  Since mid-2000, alumina and aluminium prices have fallen significantly and market surplus conditions currently exist.  Over the last five years, copper prices have declined steadily, primarily reflecting the economic slowdown.   Historically, nickel prices have been more volatile than most other metals.  During the 1990’s the nickel price weakened from the collapse of the FSU nickel consumption and the redirection of surplus production to world markets.  This excess production has now been fully absorbed and world nickel producers are operating close to full capacity, with a consequent increase in the nickel price.  In recent years, the chrome price has mostly been falling due to a lack of producer entry barriers to this industry.  Coking and energy coal prices generally are also driven by supply and demand.  Coking coal demand is expected to remain steady in the short to near term and demand for energy coal continues to grow in absolute terms as world electricity fuel demand increases, with prices fluctuating in the short term based on supply demand fundamentals but continuing to be consistently below oil and gas prices on an energy equivalent basis.  With respect to iron ore, the outlook in the short-term is for very mild softening of demand, with declining Japanese demand countered by continued strong Chinese imports.  Generally, the iron ore price outlook is uncertain given the poor financial state of the world’s steel industry and current low steel prices.  Oil and gas prices are dominated by global supply and demand conditions, linked to industrial production and political factors with OPEC.  The prices of several of our main commodities, including our oil and gas prices, may also be affected by changes in economic and political conditions around the world as a result of acts of terrorism or hostilities or war.  You should refer to the “BHP Billiton Group Annual Financial Statements – Note 30” for details of the BHP Billiton Group’s hedge transactions outstanding at June 30, 2002.

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

          We are also exposed to exchange rate translation risk in relation to our foreign currency denominated monetary assets and liabilities including debt and long-term liabilities (other than site restoration provisions).  We manage our foreign currency translation exposures so that our foreign currency net assets provide a natural hedge against the effect of variations in the exchange rate.  An exception to this is our borrowings denominated in South African rand, which at

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

December 31, 2002, was 4% of our total debt on a UK GAAP basis.  This view-based strategy is based on the historical depreciation of the South African rand against the US dollar and the interest rate differential between the two currencies.

          Our losses due to legacy foreign currency hedging amounted to US$95 million for the half-year ended December 31, 2002 compared with losses of US$176 million for the half-year ended December 31, 2001, and we had losses of US$331 million, US$360 million and US$175 million in the years ended June 30, 2002, 2001 and 2000, respectively.

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

Critical Accounting Policies

          The preparation of the BHP Billiton Group’s combined financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported turnover and costs during the reported period.  On an ongoing basis, our management evaluates its estimates and judgments in relation to assets, liabilities, contingent liabilities, turnover and costs.  Management  bases its estimates and judgments on historical experience and on other various factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions and conditions.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

     Decommissioning, site restoration and environmental costs

          BHP Billiton Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group’s environmental policies.  The expected cost of any approved decommissioning or restoration program, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group’s interpretation of environmental and regulatory requirements and its own environmental policies where these are more onerous.  The cost is capitalised where it gives rise to future benefits.  The capitalised cost is amortized over the life of the

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

operation and the increase in the net present value of the provision for the expected cost is included with interest and similar items.  Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site.

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

     Tangible assets - Valuation

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BHP Billiton Group

          The following discussion is based on the BHP Billiton Group’s consolidated financial statements.  These consolidated financial statements account for the DLC structure on a “pooling-of-interests” basis as though the two companies had been operating as a single enterprise from the beginning of the periods presented.  As a single economic enterprise, we now operate principally seven segments, consisting of Aluminium, Base Metals, Carbon Steel Materials, Stainless Steel Materials, Energy Coal, Diamonds and Specialty Products and Petroleum.  In addition, we operated a steel business which we have now spun-off.  The following table sets forth the contribution to combined turnover and profit before taxation for each of the customer sector groups for the three years ended June 30, 2002, and for the six months ended December 31, 2002 and 2001.

	Turnover

	Six months ended December 31,		Year ended June 30,

	2002	2001	2002	2001	2000

	(US$ millions)
Group including share of joint ventures and associates
Aluminium	1,535	1,371	2,857	2,971	2,357
Base metals	897	817	1,821	1,719	1,933
Carbon steel materials	1,747	1,660	3,306	3,349	2,826
Stainless steel materials	491	449	868	994	1,156
Energy coal	947	1,045	1,919	1,982	1,597
Diamonds and Specialty Products	716	752	1,480	1,318	500
Petroleum	1,511	1,434	2,815	3,361	2,971
Steel (discontinued operations)(1)	—	1,245	2,550	3,214	4,889
Group and unallocated(1)	424	378	730	755	833
Intersegment	(220)	(257)	(568)	(584)	(660)

Total	8,048	8,894	17,778	19,079	18,402

	Profit before tax

	Six months ended December 31,		Year ended June 30,

	2002	2001	2002	2001	2000

	(US$ millions)
Group including share of joint ventures and associates
Aluminium	266	191	492	523	438
Base metals	83	69	200	462	465
Carbon steel materials	506	565	1,084	918	548
Stainless steel materials	61	(36)	3	72	204
Energy coal	124	350	536	382	137
Diamonds and Specialty Products	150	138	272	188	167
Petroleum	660	576	1,073	1,407	1,061
Steel (discontinued operations)(1)	—	55	86	240	396
Group and unallocated(1)	(191)	(257)	(558)	(565)	(389)
Exceptional Items	(19)	—	(212)	(1,088)	(760)
Net interest	(245)	(29)	(249)	(476)	(489)

Total	1,395	1,622	2,727	2,063	1,778

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations. Comparatives have been stated accordingly.

117

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The table below sets forth the contribution to combined turnover and net profit (before tax and net interest) by geographic origin for the three years ended June 30, 2002, and for the six months ended December 31, 2002 and 2001.

	Turnover

	Six months ended December 31,		Year ended June 30,

	2002	2001	2002	2001	2000

	(US$ millions)
Geographic origin
Australia	3,048	2,925	5,842	5,854	4,887
Europe	1,046	1,052	2,049	1,907	1,147
North America	1,011	1,072	2,143	1,909	1,264
South America	1,228	1,031	2,255	2,350	2,078
Southern Africa	1,503	1,340	2,696	3,107	3,319
Rest of World	212	229	243	738	818
Discontinued operations(1)	—	1,245	2,550	3,214	4,889

Total	8,048	8,894	17,778	19,079	18,402

	Profit before tax and net interest

	Six months ended December 31,		Year ended June 30,

	2002	2001	2002	2001	2000

	(US$ millions)
Geographic origin
Australia	930	872	1,655	1,456	447
Europe	108	115	127	191	265
North America	85	66	22	127	133
South America	216	128	301	444	644
Southern Africa	323	339	712	498	483
Rest of World	(3)	76	73	(395)	52
Discontinued operations(1)	(19)	55	86	218	243

Total	1,640	1,651	2,976	2,539	2,267

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations. Comparatives have been stated accordingly.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The table below sets forth the analysis of combined turnover by geographic market for the three years ended June 30, 2002, and for the six months ended December 31, 2002 and 2001.

	Turnover

	Six months ended December 31,		Year ended June 30,

	2002	2001	2002	2001	2000

	(US$ millions)
Geographic market
Australia	935	670	1,618	1,434	1,220
Europe	2,272	2,198	4,295	4,139	3,130
Japan	1,087	997	2,078	2,531	2,270
South Korea	585	428	1,068	906	954
Other Asia	958	1,121	1,830	1,857	1,691
North America	1,295	1,250	2,344	2,603	1,994
Southern Africa	418	407	1,239	1,159	1,337
Rest of World	498	578	756	1,236	917
Discontinued operations(1)	—	1,245	2,550	3,214	4,889

Total	8,048	8,894	17,778	19,079	18,402

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations. Comparatives have been stated accordingly.

Six months ended December 31, 2002 compared with six months ended December 31, 2001

          The following discussion and analysis is based on BHP Billiton Plc’s interim accounts, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the six months ended December 31, 2002 and December 31, 2001 as prepared in conformity with UK laws and accounting standards.

          In this analysis, all references to the 2002 half-year or the current period are to the six months ended December 31, 2002 and all references to the 2001 half-year or the corresponding period are to the six months ended December 31, 2001.

Results of operations

          Consolidated

          Profit after taxation (before equity minority interests) for the 2002 half-year was US$0.9 billion compared with US$1.2 billion for the Group in the 2001 half-year.  The 2002 half-year Group profit after taxation included the loss of US$19 million on the sale of the remaining 6% interest in the Group’s Steel business following demerger of that business in July 2002, which has been disclosed as an exceptional item in the 2002 half-year.  No exceptional items were included in the 2001 half-year results.

          Turnover (including share of joint ventures and associates) was US$8.0 billion during the 2002 half-year, compared with US$8.9 billion for the Group (including Steel) in the corresponding period.  For information relating to turnover, refer below under Petroleum, Aluminium, Base Metals, Carbon Steel Materials, Diamonds and Specialty Products, Energy Coal, Stainless Steel Materials and Group and Unallocated Items.

          The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations. In order to provide meaningful comparison the following discussion in this section, unless otherwise stated, is based on the Group’s continuing operations, excluding exceptional items and the Group’s Steel business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Profit before taxation for the 2002 half-year was US$1.4 billion compared with US$1.6 billion for the 2001 half-year.  Profit before interest and taxation for the 2002 half-year was US$1.7 billion compared with US$1.6 billion for the 2001 half-year.  There were a number of factors that affected the profit before interest and taxation for the 2002 half-year including:

•

higher sales volumes of iron ore, energy coal, diamonds and aluminium, partly offset by lower sales volumes of petroleum products, resulted in a positive net volume impact on profit of approximately US$130 million;

•

higher prices for petroleum products, nickel, copper, manganese, metallurgical coal and chrome increased turnover by approximately US$290 million.  This increase was partly offset by lower prices for export energy coal, diamonds, iron ore and aluminium, which decreased turnover by approximately US$230 million;

•

new and acquired operations increased profits by approximately US$20 million.  This increase was due to the commencement of commercial production at Antamina in Peru, in October 2001 and the higher ownership interest in Cerrejon Zona Norte in Colombia from February 2002;

•

reduced losses on legacy A$/US$ currency hedging compared with the corresponding period had a favourable effect on profit of approximately US$80 million.  In addition, the lower average rand/US$ and Colombian peso/ US$ exchange rates had a favourable impact on operating costs (approximately US$50 million).  This was partly offset by the impact of stronger A$/US$exchange rates on operating costs (approximately US$65 million) and the conversion of A$ and rand denominated monetary assets and liabilities (approximately US$40 million) at balance sheet date; and

•

lower exploration expense, down by approximately US$90 million in the 2002 half-year compared with the corresponding period.  The prior period included the write off of exploration expenditure previously capitalised at La Granja in Peru of US$38 million, and higher exploration expense in Petroleum.

          These factors were mostly offset by the following factors:

•	higher costs in the 2002 half-year. Factors affecting our costs were as follows:

•	inflationary pressures, principally in South Africa, increased costs by approximately US$140 million;

•	price linked costs were approximately US$50 million higher during the 2002 half-year, mainly due to higher royalties and taxes for petroleum products; and

•

favourable operating cost performance, which increased profit before interest and taxation by approximately US$80 million, compared with the corresponding period.  The Group’s cost reduction initiatives and reduced maintenance costs at Hillside in South Africa (due mainly to the timing of pot relining) lowered costs by approximately US$190 million.  These factors were partially offset by higher costs at Escondida in Chile due to voluntary restraints on production, maintenance outages and higher depreciation charges from the start-up of Phase IV.  Higher operating costs at Bass Strait in Australia, increased depreciation charges in Energy Coal, as a result of a review of asset lives, and higher depreciation charges in Petroleum also had an unfavourable impact on operating costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•

ceased and sold businesses decreased profit before taxation by approximately US$80 million, mainly due to the inclusion in the corresponding period of profits from PT Arutmin in Indonesia which was divested in November 2001, and Rietspruit energy coal mine in South Africa, which was closed in May 2002; and

•	a decrease in asset sales of US$40 million in the 2002 half-year compared with the corresponding period, which mainly reflected the inclusion of the divestment of PT Arutmin in the 2001 half-year.

          Refer below to the discussions relating to the relevant businesses for other factors affecting the 2002 half-year results.

          Depreciation and amortisation expense decreased by US$7 million to US$792 million in the 2002 half-year.  This was mainly attributable to reduced depreciation charges from ceased or sold operations (Reitspruit and PT Arutmin) and lower production across various petroleum businesses.  These factors were partly offset by higher depreciation charges in Energy Coal due to a review of asset lives, higher depreciation charges in Base Metals due to higher depreciation at Escondida in Chile resulting from the start up of Phase IV and higher Petroleum depreciation charges arising from Laminaria Phase 2 coming on line during the 2002 half-year and reserve revisions at Bruce in June 2002.

          Net interest and similar items payable was a loss of US$245 million in the 2002 half-year compared with a loss of US$23 million in the corresponding period. Excluding exchange gains, capitalised interest and discounting on provisions, net interest payable decreased from US$262 million in the 2001 half-year to US$200 million in the 2002 half-year, mainly due to lower market interest rates and lower average net debt levels.  Exchange losses on net debt were US$58 million in the 2002 half-year compared with a gain in the 2001 half-year of US$242 million, primarily arising on the period end translation of Rand denominated debt of companies which account in US dollars as their functional currency.  The rand appreciated by 16% during the 2002 half-year compared with depreciation of 47% in the corresponding period.

          The tax charge was US$466 million for the 2002 half-year, representing an effective rate of 33.0%, compared with 25.4% in the 2001 half-year.  Excluding the impacts on tax of non tax-effected foreign currency, translation of tax balances and other functional currency translation adjustments, the effective rate was 32.4% in the 2002 half-year, compared with 34.6% in the 2001 half-year.  This varies from the nominal rate of 30% due mainly to non tax-effected losses in the 2002 half-year and non deductible depreciation, partly offset by the tax benefit of prior period losses.

          The demerger of the Group’s Steel business was completed in July 2002.  The contribution of the Group’s Steel business of US$43 million profit after taxation (and minority interests) in the corresponding period has been disclosed as discontinued operations.  The 6% interest in BHP Steel retained by BHP Billiton was sold in July 2002 for US$75 million and the loss of US$19 million (no tax effect) associated with this sale has been recognised in the half year and is disclosed as an exceptional item in relation to discontinued operations.  The demerger was effected through a Court approved capital reduction of A$0.69 per BHP Billiton Limited share totalling US$1.5 billion (A$2.6 billion) via the transfer of BHP Steel Limited shares to BHP Billiton Limited shareholders.  Consequently, BHP Billiton Plc shareholders received 149 million equalisation shares in BHP Billiton Plc.

          After including discontinued operations and exceptional items, the attributable profit for the current period was US$0.9 billion, US$0.3 billion lower than the attributable profit of US$1.2 billion for the corresponding period.

          Petroleum

          Turnover (including share of joint ventures and associates and inter-segment turnover) was US$1.5 billion during the 2002 half-year, an increase of US$0.1 billion or 5% over the 2001 half-year.

          Turnover was favourably affected by higher average realised oil prices of US$27.19 per barrel in the 2002 half-year compared with US$22.54 per barrel in the corresponding period.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Oil and condensate production of 34,948,000 barrels in the 2002 half-year was 11% lower than the corresponding period due to natural field decline at Bass Strait and Laminaria in Australia and lower production volumes at Liverpool Bay in the United Kingdom due to scheduled maintenance.  These were partly offset by higher volumes at North West Shelf in Australia due to the timing of shipments and increased production.

          Natural gas production of 141 billion cubic feet in the 2002 half-year was 4% lower than the corresponding period due to seasonal conditions at Bass Strait in Australia, scheduled shutdowns at Liverpool Bay and adverse weather conditions at Typhoon in the Gulf of Mexico.

          Liquid petroleum gas (LPG) production of 377,000 tonnes in the 2002 half-year was 6% higher than the corresponding period mainly as a result of higher production at Bass Strait and ethane production of 48,000 tonnes was 12% higher than the corresponding period.

          Profit before interest and taxation for the 2002 half-year was US$660 million, an increase of US$84 million compared with the 2001 half-year result, mainly as a result of higher average oil prices.  No exceptional items were included in either the 2001 half-year or the 2002 half-year results.

          In addition to the price and volume factors mentioned above, the 2002 half-year result was affected unfavourably by higher price-linked costs consisting of higher royalties and taxes for petroleum products.

          Exploration expenditure incurred in the 2002 half-year was US$95 million. The amount charged to profit was US$50 million, reflecting capitalised expenditure of US$45 million. In the 2001 half-year, the expenditure incurred was US$143 million and the amount charged to profit was US$74 million, reflecting capitalised expenditure of US$69 million.

          Depreciation and amortisation expense was US$264 million in the 2002 half-year, a decrease of US$19 million compared with the 2001 half-year. The lower charge for the 2002 half-year mainly reflected decreased production, partly offset by higher depreciation charges arising from Laminaria Phase 2 coming on line during the 2002 half-year and reserve revisions at Bruce in June 2002.

          Aluminium

          Turnover (including share of joint ventures and associates and inter-segment turnover) was US$1.5 billion during the 2002 half-year, an increase of US$0.2 billion or 12% compared with the corresponding period.

          Turnover was unfavourably affected by a 1% or US$17 per tonne decrease in the average London Metal Exchange price for aluminium (including value-added products) from US$1,349 per tonne in the 2001 half-year to US$1,332 per tonne.

          Aluminium smelters produced 534,000 tonnes of metal in the 2002 half-year, an increase of 11% compared with the corresponding period mainly due to higher production in Brazil and at Hillside.  Production in Brazil increased due to the end of power restrictions and production at Hillside and Worsley was higher mainly as a result of the success of projects to improve operating performance.  Alumina production increased by 100,000 tonnes to 2,029,000 tonnes, a 5% increase on the corresponding period mainly reflecting increased production at Alumar in Brazil and Worsley in Australia.

          Profit before interest and taxation was US$266 million for the 2002 half-year compared with US$191 million in the corresponding period.  No exceptional items were included in either the 2001 half-year or the 2002 half-year results.

          In addition to the price and volume factors mentioned above, the 2002 half-year result was favourably affected by a lower maintenance costs at Hillside resulting from a lower number of pots being relined in the current period, combined with the absence of costs associated with the September 2001 power outage.  The weakening of the rand/US$ and Brazilian Real/US$ average exchange rates also had a favourable impact on operating costs.  These factors were partially offset by the strengthening of A$/US$ exchange rate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Depreciation and amortisation expense was US$121 million in the 2002 half-year, an increase of US$6 million compared with the 2001 half-year. The higher charge for the 2002 half-year mainly reflected higher sustaining capital expenditure.

          Base Metals

          Turnover (including share of joint ventures and associates and inter-segment turnover) was US$897 million during the 2002 half-year, an increase of US$80 million or 9.8% compared with the corresponding period.

          Turnover was favourably affected by a 4.6% increase in the average realized copper price in the 2002 half-year, which increased to US$0.68 per pound compared with US$0.65 per pound in the corresponding period.

          Production of payable copper in concentrate decreased by 5% in the 2002 half-year compared with the corresponding period mainly due to production cutbacks at Escondida and Tintaya, which were partially offset by the completion of the Phase IV expansion at Escondida in October 2002.  Refined production (copper cathode) increased by 2,000 tonnes or 2% in the 2002 half-year compared with the corresponding period.

          Zinc production was 93,000 tonnes in the 2002 half-year, an increase of 21% compared with the corresponding period.  This increase was mainly due to the inclusion of a full six months of production at Antamina.  Commercial production at Antamina commenced in October 2001.

          Silver production was 21,000,000 ounces and lead production was 122,000 tonnes in the 2002 half-year, increases of 14% and 13%, respectively, compared with the corresponding period, mainly reflecting better operational performance at Cannington in Australia.

          Gold production was 124,000 ounces in the 2002 half-year, a decrease of 18% compared with the corresponding period.  This decrease was mainly due to a decrease in sulphide production at Escondida and Tintaya.

          Profit before interest and taxation was US$83 million in the 2002 half-year, an increase of US$14 million or 20% compared with the corresponding period.  This increase was mainly as a result of lower exploration expense, with US$38 million relating to the write off of La Granja included in the corresponding period, along with the increase in the copper price.

          Exploration expenditure incurred in the 2002 half-year was US$5 million, all of which was charged to profit.  In the 2001 half-year, exploration expenditure incurred was US$18 million and the amount charged to profit was US$52 million, reflecting the US$38 million write off of La Granja.

          Depreciation and amortisation expense in the 2002 half-year was US$125 million, an increase of US$7 million compared with the 2001 half-year.  The higher charge for the 2002 half-year mainly reflected the increased charges arising from the start-up of Phase IV at Escondida.

          Carbon Steel Materials

          Turnover (including share of joint ventures and associates and inter-segment turnover) was US$1.7 billion during the 2002 half-year, an increase of US$0.1 billion or 5% compared with the 2001 half-year.  This increase was mainly due to higher production volumes of iron ore, metallurgical coal, manganese ore and manganese alloy partly offset by lower prices for iron ore following the renegotiation of contracts in May 2002.

          Western Australian iron ore operations sold 40.4 million wet tonnes in the 2002 half-year, an increase of 9% compared with the corresponding period mainly due to increased demand from Asian markets.  Samarco iron ore production was 4.0 million tonnes, which was 86% higher than the corresponding period.  The increase reflected increased customer demand.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Queensland coal shipments were 13.3 million tonnes in the 2002 half-year, 1% less than the corresponding period.  This decrease was mainly due to the adverse roof conditions in the first quarter of the current period at the Crinum mine, which were resolved by the end of the 2002.  Illawarra coal despatches were 3.6 million tonnes, an increase of 9% compared with the corresponding period, due to lower maintenance activity in the 2002 half-year.

          Manganese alloy production was 365,000 tonnes in the 2002 half-year, an increase of 29% compared to the corresponding period due to strong market conditions.  Manganese ore production was 2.2 million tonnes in the 2002 half-year, an increase of 16% compared with the corresponding period, again due to strong market conditions for manganese alloy.

          HBI Western Australia Iron shipments were 666,000 tonnes in the 2002 half-year, an increase of 6,000 tonnes compared with the corresponding period.

          Profit before interest and taxation was US$506 million for the 2002 half-year compared with US$565 million in the corresponding period.  No exceptional items were included in either the 2002 half-year or the 2001 half-year results.

          In addition to the price and volume factors mentioned above, the 2002 half-year result was unfavourably affected by the impact of higher exchange rates on Australian dollar related operating costs.

          Exploration expenditure incurred and charged to profit was US$2 million in the 2002 half-year and US$1 million in the 2001 half-year.

          Depreciation and amortisation expense was US$96 million in the 2002 half-year, an increase of US$9 million compared with the 2001 half-year.  This increase was due to increased production in the current period, which lead to higher production-related depreciation charges.

          Diamonds and Specialty Products

          Turnover (including share of joint ventures and associates and including inter-segment turnover) was US$716 million during the 2002 half-year, a decrease of US$36 million over the 2001 half-year.

          The 2002 half-year result was adversely affected by lower average realised diamond prices (down 28%) as a result of a change in product mix compared with the corresponding period.

          Ekati™ diamond production was 2,025,000 carats in the 2002 half-year, an increase of 330,000 carats or 19% compared with the corresponding period.  This increase was mainly due to benefits of operational improvement and mining of higher ore grades at the Misery pit.

          Profit before interest and taxation was US$150 million in the 2002 half-year, an increase of US$12 million compared with the corresponding period.  No exceptional items were included in either the 2001 half-year or the 2002 half-year results.

          In addition to the price and volume factors mentioned above, during the 2002 half-year, Integris’ volumes were adversely affected by market conditions in North America. This was more than offset by cost efficiencies achieved by Integris subsequent to the merger of BHP Billiton’s and Alcoa Metal’s metals distribution businesses on November 1, 2001.

          Minerals Exploration expenditure incurred in the 2002 half-year was US$24 million all of which was charged to profit in the 2002 half-year. In the 2001 half-year, the exploration expenditure incurred was US$34 million and the amount charged to profit was US$33 million, reflecting capitalised exploration expenditure of US$1 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Depreciation and amortisation expense was US$35 million, a decrease of US$5 million compared with the 2001 half-year.

          Energy Coal

          Turnover (including share of joint ventures and associates and inter-segment turnover) was US$0.9 billion during the 2002 half-year, a decrease of US$0.1 billion or 9% over the 2001 half-year.

          Energy coal production was 40.1 million tonnes in the 2002 half-year, a decrease of 7% compared with the corresponding period.  This decrease was mainly due to lower production in South Africa following the closure of the Rietspruit colliery in May 2002 and reduced production in Indonesia following sale of PT Arutmin in November 2001, partially offset by higher sales at Ingwe in South Africa and Hunter Valley in Australia.  The 2002 half-year result was unfavourably affected by a significant decline in export market prices.

          Profit before interest and taxation was US$124 million for the 2002 half-year compared with a profit US$350 million in the corresponding period.  No exceptional items were included in either the 2001 half-year or the 2002 half-year results.  In addition to the volume and price factors mentioned above, the conversion of rand denominated net monetary liabilities at balance date, higher depreciation charges as a result of a review of asset lives and inflationary pressure on costs in South Africa and Colombia also had an unfavourable impact on profit before interest and taxation.  In addition, the 2001 half-year result included the profit on the sale of PT Arutmin.  These factors were partially offset by the inclusion of profits from the additional share of the Cerrejon Zona Norte operation acquired in the 2002 half-year and a decrease in costs through the implementation of cost-saving initiatives across all Energy Coal operations.

          Exploration expenditure incurred in the 2002 half-year was US$2 million.  The amount charged to profit was US$nil, reflecting capitalised expenditure of US$2 million.  In the 2001 half-year, exploration expenditure incurred was US$3 million and the amount charged to profit was US$nil million, reflecting capitalised expenditure of US$3 million.

          Depreciation and amortisation expense was US$84 million in the 2002 half-year, a decrease of US$5 million compared with the 2001 half-year.

          Stainless Steel Materials

          Turnover (including share of joint ventures and associates and inter-segment turnover) was US$491 million during the 2002 half-year, an increase of US$42 million or 9% over the 2001 half-year.

          Nickel production was 38,500 tonnes in the 2002 half-year, an increase of 15% compared with the corresponding period.  This increase mainly reflected the ramp-up of production at Cerro Matoso Line 2 and benefits from ongoing improvement programs at both Cerro Matoso and QNI Yabulu Refinery in Australia.

          Ferrochrome production was 468,000 tonnes in the 2002 half-year, an increase of 13% compared with the corresponding period.  Chrome ore production was 1,427,000 tonnes, an increase of 15% compared with the corresponding period.  Both of these increases were due to an increase in market demand, which prompted the restarting of idle furnaces.

          Realised prices for nickel increased by 29% in the 2002 half-year compared to the 2001 half-year.

          Profit before interest and taxation was US$61 million for the 2002 half-year compared with a loss of US$36 million before interest and taxation in the corresponding period. No exceptional items were included in either the 2001 half-year or the 2002 half-year results.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          In addition to the volume and price factors mentioned above, the increase in profit before tax was a result of benefits from ongoing improvement programs at both Cerro Matoso and QNI and the impact of the weaker average rand/US$ exchange rates on operating costs.

          Exploration expenditure incurred in the 2002 half-year was US$2 million. The amount charged to profit was US$2 million, reflecting the write off of previously capitalised expenditure of US$nil million.  In the 2001 half-year, exploration expenditure incurred was US$3 million and the amount charged to profit was US$12 million, reflecting the write-off of previously capitalised expenditure of US$9 million.

          Depreciation and amortisation expense was US$50 million in the 2002 half-year, a decrease of US$1 million compared with the 2001 half-year.

          Group and Unallocated Items

          This category represents corporate activities, including Group Treasury operations.  The result for the 2002 half-year was a loss of US$191 million before interest and taxation compared with a loss of US$257 million before interest and taxation in the corresponding period.  No exceptional items were included in either the 2001 half-year or the 2002 half-year results.

          The net costs of Group and Unallocated Items, excluding losses from legacy A$/US$ currency hedging, were US$96 million in the 2002 half-year, an increase of US$17 million compared with the corresponding period. Group and Unallocated Items includes losses on legacy A$/US$ currency hedging of approximately US$95 million in the 2002 half-year, compared with losses of approximately US$176 million in the corresponding period.  The losses in the 2002 half-year mainly reflect the lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the 2002 half-year.

          Equity Minority Interests

          The share of net profit or loss attributable to equity minority interests was US$17 million compared with US$22 million in the corresponding period.

          Dividends

          On December 4, 2002, a dividend of 7.0 US cents per share was paid to BHP Billiton Limited and BHP Billiton Plc shareholders, which represents an increase of 7.7% compared with the corresponding period.  The BHP Billiton Limited dividend was fully franked for Australian taxation purposes. Franked dividends are those paid out of profits which have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits.  Generally, franking credits are generated by income tax paid by the company.  Shareholders who receive franked dividends are generally entitled to some form of relief from Australian tax in respect of those dividends.  Dividends paid to non-Australian resident shareholders are exempt from Australian dividend withholding tax to the extent the dividends are franked.  Dividends paid to Australian resident shareholders would entitle those shareholders to an Australian tax credit to the extent the dividends are franked.

          Dividends for the BHP Billiton Group are determined and declared in US dollars.  However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register.

          Liquidity and Capital Resources

          Net cash flow from Group operating activities in the 2002 half-year was US$1.9 billion before dividends received from joint ventures and associates of US$70 million, and taxation paid of US$540 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Returns on investments and servicing of finance resulted in a net cash outflow of US$170 million.  Interest paid of US$158 million, dividends paid on redeemable preference shares of US$12 million and dividends paid to minorities of US$20 million were partly offset by interest received of US$6 million and other dividends received of US$14 million.

          Net cash outflow from capital expenditure and financial investment totalled US$1.2 billion.  US$1.2 billion was used for purchases of tangible fixed assets, US$52 million for purchases of investments and funding of joint ventures, and US$130 million for exploration expenditure.  These items were partly offset by the proceeds from disposals of tangible fixed assets of US$33 million and US$165 million generated from the sale or redemption of investments (including US$75 million from the sale of the 6% of the Group’s Steel business).

          Net cash inflow from acquisitions and disposals totalled US$272 million including proceeds on demerger of the Group’s Steel business. Whilst not included in cash flows, US$232 million of debt was retained by BHP Steel upon demerger.

          These factors together with equity dividends paid of US$835 million resulted in a net cash outflow before management of liquid resources and financing of US$504 million.

          Funds totalling US$183 million were raised from borrowings, which together with US$72 million raised through the issue of shares in BHP Billiton Limited represented a total net cash inflow from financing of US$255 million.

          These factors, together with a cash outflow from money market deposits of US$6 million, resulted in a net decrease in the cash holdings of the BHP Billiton Group of US$255 million.

          Net debt at December 31, 2002 was US$7.1 billion, an increase of US$0.2 billion for the half-year.  Gearing, which is the ratio of net debt to net debt plus net assets, was 37.5% at December 31, 2002, compared with 35.0% at June 30, 2002.

          The financial liabilities at December 31, 2002 (including overdrafts) were US$7.9 billion, a decrease of US$0.4 billion from June 30, 2002.

          The ratio of current assets (excluding debtors due after one year) to creditors (amounts falling due within one year) was 102% at December 31, 2002 compared with 90% at June 30, 2002.

          Closing cash at bank and in hand and overdrafts at December 31, 2002 were US$451 million compared with US$690 million at June 30, 2002.  In addition, the BHP Billiton Group had money market deposits at December 31, 2002 of US$307 million compared with US$300 million at June 30, 2002, and undrawn borrowing facilities amounting to US$2.2 billion at December 31, 2002 compared with US$1.7 billion at June 30, 2002.

          The Group’s inaugural Eurobond issue, under the US$1.5 billion Euro Medium Term Note program established in June 2002, took place in early October 2002 with the issue of €750 million five-year notes.  The proceeds of the notes were swapped into US dollars.

          The US$1.25 billion 364 day revolving credit component of the US$2.5 billion syndicated multi-currency revolving credit facility that was due for expiry in September 2002 was extended for a further period of 364 days to September 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          In October 2002, Moody’s Investor Services upgraded the Group’s long term credit rating to A2 from A3 and short term credit rating to P-1 from P-2.  Standard & Poor’s rating for the Group remains on positive watch after being upgraded in September 2001 to its current long term credit rating of A and short term credit rating of A-1.

          Capital expenditures and financial investment totalled US$1,200 million in the 2002 half-year, a US$92 million increase compared with the 2001 half-year.  In the 2002 half-year expenditure on growth projects and investments was US$1,020 million including Petroleum projects in the Gulf of Mexico, the Mount Arthur North energy coal project in Australia, the ROD oil and Ohanet wet gas projects in Algeria, the Mining Area C, Yandi and Port and Capacity Expansion (PACE) iron ore projects in Australia, the Hillside 3 expansion in South Africa and the Mozal II expansion in Mozambique.  In the 2002 half-year maintenance capital expenditure was US$248 million and exploration expenditure was US$130 million.

          During the 2002 half-year, the BHP Billiton Group did not commit to any significant new growth projects.  During the 2001 half-year, the BHP Billiton Group committed approximately US$600 million to significant new growth projects, including US$411 million on Mount Arthur North (Energy Coal), US$170 million on the Dendrobium metallurgical coal mine (Carbon Steel Materials), and US$50 million on the Bream Gas Pipeline (Petroleum).

          Comparison to results under US Generally Accepted Accounting Principles

          Under UK GAAP, attributable profit for the 2002 half-year was US$912 million compared to US$725 million under US GAAP, a decrease of US$187 million.  The difference includes estimated adjustments of US$40 million (after tax) for increased depreciation of the fair value adjustment on acquisition of the BHP Billiton Plc Group, a US$83 million (after tax) loss for fair value accounting for derivatives and a US$61 million income tax expense for deferred tax accounts restatements for a tax rate charge.

          Under UK GAAP, attributable profit for the 2001 half-year was US$1,198 million compared to US$982 million under US GAAP, a decrease of US$216 million, mainly being estimated adjustments of US$232 million (after tax) for increased depreciation and amortisation of the fair value adjustment on acquisition of the BHP Billiton Plc Group.

          For a description of the material differences which ordinarily apply to the BHP Billiton Group between UK GAAP and the estimated result under US GAAP, refer “Note 10. US Generally Accepted Accounting Principles Disclosures” in the attached BHP Billiton Group - Interim Financial Information - December 31, 2002.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BHP Billiton Plc Group and is the basis on which the combined BHP Billiton Group manages it businesses and records its transactions.

          With effect from July 1, 2001, the BHP Billiton Group has changed its accounting policy regarding the treatment of foreign exchange gains or losses on local currency site restoration provisions held in the accounts of entities using US dollar functional currencies.  Under the previous policy, the foreign exchange gains and losses on site restoration provisions were recognized in the profit and loss account.  Under the revised policy, such foreign exchange gains and losses are treated as part of the revision to the estimated future restoration cost and are included in the cost of tangible fixed assets.  The revised policy has been adopted as it better matches the ultimate cost of site restoration charged in the profit and loss account to the profit earned.  The impact in the year ended June 30, 2002 has been capitalisation to tangible fixed assets of foreign exchange losses of US$40 million.  The application of the revised policy to prior periods does not have a material impact on the comparative profit and loss account or balance sheet and no prior period adjustments have been made.

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

          Profit before taxation was US$2.7 billion for 2001-2002 compared with a profit of US$2.1 billion for 2000-2001.  Excluding exceptional items, profit before taxation was US$2.9 billion for 2001-2002 compared with a profit of US$3.2 billion for 2000-2001.  The exceptional items in 2001-2002 included:

•

DLC merger related restructuring costs (organisational restructuring costs) of US$80 million (comprising redundancies and costs associated with the restructuring, the closure of world-wide offices and systems and processes alignment and improvement); and

•

in Base Metals, a loss of US$132 million (excluding US$13 million recognized for merger related restructuring costs). The loss included a charge to profit of US$101 million, following a reassessment of the Group’s asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999).  This comprised US$171 million for impairment provisions, principally related to the San Manuel smelter, partly offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.  In addition, a loss of US$31 million recognized the costs of the suspension and a write-down of obsolete equipment for sulphide operations at Tintaya in Peru, which have been suspended until at least mid 2003.

          The 2000-2001 profit before tax included exceptional items that resulted in a charge to profit of US$1.1 billion, comprising losses from the termination of operations and write-down of assets (principally Ok Tedi, HBI Venezuela and Columbus), provision for closure and restructuring costs, merger transaction costs, and merger related restructuring costs, partly offset by profits from the sale of fixed assets and expansion rights.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

•	profits from asset sales were approximately US$45 million higher than the corresponding period, mainly due to the profit on the sale of PT Arutmin Energy Coal operations in Indonesia; and

•	variations in stripping ratios have not had a material impact on the reported results of 2001-2002 as compared to the corresponding period.

          Depreciation and amortisation expense increased US$55 million to US$1,727 million in 2001-2002.  This mainly reflected the additional 29% interest acquired in Ekati™ (Diamonds and Specialty Products), the additional 56% interest in the Worsley alumina refinery (Aluminium) acquired in January 2001, a full year’s contribution from the Rio Algom operations (Cerro Colorado, Antamina and Highland Valley) (Base Metals), which were acquired in October 2000, and the commissioning of Cerro Matoso Line 2 (Stainless Steel Materials).  Increased production across various petroleum businesses also contributed to the higher charge compared with the corresponding period.  These factors were partly offset by reduced depreciation charges from ceased, sold and discontinuing operations, including the effect on depreciation of the write-off in the year ended June 30, 2001 of Ok Tedi (Group and Unallocated items).

          Net interest expense (before exchange gains on net debt) fell to US$429 million in 2001-2002 from US$625 million in the corresponding period.  Net interest including capitalised interest and excluding discounting on provisions, fell from US$625 million in 2000-2001 to US$445 million in 2001-2002.  That reduction of US$180 million (28.8%) was principally driven by an improved credit rating, lower average debt levels, which was mainly due to robust cash flows allowing for net debt repayment, and lower market interest rates.

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

          Excluding exceptional items, the tax charge for 2001-2002 was US$958 million, representing an effective rate of 32.6%.  Excluding the impact on tax of non tax-effected foreign currency gains and other functional currency translation adjustments, the effective rate was 32.7%.  This rate is above the UK nominal rate of 30% mainly due to non tax-effected losses in 2001-2002, non-deductible accounting depreciation and amortisation, and secondary taxes on dividends paid and payable by South African entities, partly offset by the recognition of prior year tax losses.

          The share of net profit or loss attributable to outside equity interests share of profit after taxation increased from a loss of US$277 million in 2000-2001 to a gain of US$47 million in 2001-2002.  The loss in the corresponding period was mainly due to the impact of the OK Tedi write-off adjustment of US$262 million reflecting outside equity interest’s share of OK Tedi’s net assets at June 30, 2001.

          Aluminium

          Turnover, including share of joint ventures and associates and inter-segment turnover, was US$2.9 billion during 2001-2002, a decrease of US$0.1 billion or 4% compared with the corresponding period.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Turnover was unfavorably affected by a lower average LME price for aluminium, down US$180 per tonne or 11.7% to US$1,359 per tonne in 2001-2002 compared with US$1,539 per tonne in the corresponding period, and the decline in production from Alumar and Valesul in Brazil due to power curtailments, partly offset by higher alumina production from Worsley in Australia together with increased production from the fully commissioned Mozal aluminium smelter in Mozambique.

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

          Depreciation and amortisation expense was US$234 million in 2001-2002, an increase of US$36 million compared with 2000-2001. The higher charge for 2001-2002 mainly reflected the additional 56% interest in Worsley and the newly commissioned Mozal I.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

          Profit before taxation for 2001-2002 was US$55 million compared with a profit of US$454 million in the corresponding period.  The 2001-2002 result included an exceptional loss of US$145 million, including a charge to profit of US$101 million following a reassessment of the Group’s asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999).  This included US$171 million for impairment provisions, principally related to the San Manuel smelter, partly offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.  In addition, a charge of US$31 million recognized the costs of the suspension and a write-down of obsolete equipment for sulphide operations at Tintaya in Peru, which have been suspended until at least mid 2003, and a loss of US$13 million, was recognized for merger related restructuring costs.  The 2000-2001 result included exceptional items of US$8 million before taxation, which comprised a US$7 million for DLC merger related restructuring costs and a US$1 million charge for employee share awards accelerated by the DLC merger.

          Excluding exceptional items, Base Metal’s profit before taxation was US$200 million in 2001-2002, a decrease of US$262 million or 57% compared with 2000-2001.  In addition to the price and volume factors mentioned above, the 2001-2002 result was unfavorably affected by the write-off of the La Granja exploration activities in Peru.

          Exploration expenditure incurred in 2001-2002 was US$20 million.  The amount capitalised was US$2 million.  The amount charged to profit was US$53 million, mainly reflecting the write-off of previously capitalised expenditure of US$35 million relating to the La Granja project in Peru following a reassessment of the future economic value of this asset during the current period.  This reassessment led us to the conclusion that the future value of the asset to BHP Billiton was zero and the related mining leases were returned to the government of Peru.  In 2000-2001, exploration expenditure incurred was US$56 million and the amount charged to profit was US$19 million, reflecting capitalised expenditure of US$37 million (again, mainly La Granja).

          Depreciation and amortisation expense in 2001-2002 was US$233 million, an increase of US$17 million compared with 2000-2001.  The higher charge for 2001-2002 mainly reflects the additional depreciation charge in respect of the full year of Rio Algom operations.

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

          Queensland coal production was 28.4 million tonnes in 2001-2002, a decrease of 7% compared with the corresponding period.  This decrease was due mainly to the sell-down of our interest in the Central Queensland Coal Associates  (CQCA) and Gregory joint ventures in June 2001 to form the BHP Billiton Mitsubishi Alliance.  Illawarra Coal production was 7.1 million tonnes in 2001-2002, an increase of 8% compared with 2000-2001.  This increase in production resulted in higher sales in 2001-2002 compared with 2000-2001.  The Tower mine was closed in December 2002, (as announced in February 2002).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

          Excluding exceptional items, Carbon Steel Materials’ profit before taxation was US$1,084 million in 2001-2002, an increase of US$166 million or 18% compared with 2000-2001.  In addition to the price and volume factors mentioned above, the 2001-2002 result was favorably affected by lower operating costs at Mt Whaleback iron ore operations in Australia due to improved waste ore ratios, and improved operating performance over the year and lower capital expenditure (which is charged to profit) at Boodarie™ Iron in Australia.  Operating costs across Western Australian iron ore operations were further reduced by improved ship loading rates at Port Hedland in Australia.  The favorable effect of the lower A$/US$ and Rand/US$ exchange rates reduced related operating costs.  These factors were partly offset by higher costs at metallurgical coal operations in Queensland due to increased stripping costs at Goonyella, Blackwater, Saraji and Peak Downs, adverse roof conditions at Crinum between August 2001 and December 2001, together with higher royalty costs and higher demurrage costs.

          Exploration expenditure incurred and charged to profit was US$8 million in 2001-2002 and US$5 million in 2000-2001.

          Depreciation and amortisation expense was US$183 million in 2001-2002, a decrease of US$3 million compared with 2000-2001.

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

          FOB prices for semi-soft and PCI coals have decreased across all markets to a range of US$32.00 - US$33.00 per tonne in 2001-2002.  The lower prices largely reflect pressure from Chinese supply and a weaker thermal coal market.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

          Exploration expenditure incurred in 2001-2002 was US$7 million. The amount charged to profit was US$16 million, mainly reflecting the write-off of previously capitalised expenditure of US$9 million.  In 2000-2001, exploration expenditure incurred was US$7 million and the amount charged to profit was US$4 million, reflecting capitalised expenditure of US$3 million.

          Depreciation and amortisation expense was US$89 million in 2001-2002, an increase of US$7 million compared with 2000-2001.  The higher charge for 2000-2001 mainly reflected the expansion of operations at Cerro Matoso.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

          Exploration expenditure incurred in 2001-2002 was US$5 million.  The amount charged to profit was US$nil, reflecting capitalised expenditure of US$5 million.  In 2000-2001, exploration expenditure incurred was US$6 million and the amount charged to profit was US$2 million, reflecting capitalised expenditure of US$4 million.

          Depreciation and amortisation expense was US$176 million in 2001-2002, a decrease of US$8 million compared with 2000-2001.

          Petroleum

          Turnover, including share of joint ventures and associates and inter-segment turnover, was US$2.8 billion during 2001-2002, a decrease of US$0.6 billion over 2000-2001.  Turnover was unfavorably affected in 2001-2002 by a lower average realized oil price of US$22.58 per barrel compared with US$28.04 per barrel in the corresponding period together with a lower average realized liquefied petroleum gas (LPG) price of US$214.62 per tonne compared with US$299.18 per tonne in the corresponding period.  You should refer to the “Glossary of terms” section of this annual report for conversions between tonnes and barrels or cubic feet.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

          Depreciation and amortisation expense was US$571 million in 2001-2002, an increase of US$71 million compared with 2000-2001. The higher charge for 2001-2002 mainly reflected increased production across several petroleum operations.

          Exploration expenditure incurred in 2001-2002 was US$288 million.  The amount charged to profit was US$151 million, reflecting capitalised expenditure of US$137 million.  In 2000-2001, exploration expenditure incurred was US$206 million and the amount charged to profit was US$144 million, reflecting capitalised expenditure of US$62 million.

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

          Steel’s profit before taxation was US$101 million in 2001-2002, a decrease of US$147 million or 59% compared with the corresponding period.  No exceptional items were included in 2001-2002.   The 2000-2001 result included a loss from exceptional items of US$22 million before taxation for organisation restructuring costs and provisions.

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

          Depreciation and amortisation expense was US$137 million, a decrease of US$37 million compared with 2000-2001.  The lower charge for 2001-2002 mainly reflected the spin-off of OneSteel Limited during the corresponding period.

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

          Ekati™ diamond production was 3,650,000 carats in 2001–2002 an increase of 2,221,000 carats or 155% compared with 1,429,000 carats in the corresponding period.  This increase mainly reflected the acquisition of an additional 29% interest in Ekati™, higher carat grade on core production and higher recoveries of lower quality diamonds.  The

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

increase in carat production was driven by the introduction of the Misery Pipe (higher grade and lower value stones) and the continued optimisation of the process plant.

          Diamonds and Specialty Products’ profit before taxation for 2001-2002 was US$266 million compared with a profit of US$175 million in the corresponding period.  The 2001-2002 result included an exceptional item of US$6 million before taxation for merger related restructuring costs.  The 2000-2001 result included a loss from exceptional items of US$13 million before taxation comprising DLC merger related organisational restructuring costs and provisions of US$7 million and US$6 million for employee share awards accelerated by the DLC merger.

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

          Exploration expenditure incurred in 2001-2002 was US$62 million. The amount charged to profit was US$59 million in 2001-2002, reflecting capitalised expenditure of US$3 million.  In 2000-2001, the exploration expenditure incurred was US$63 million and the amount charged to profit was US$75 million, reflecting the write-off of previously capitalised expenditure of US$18 million and capitalised exploration expenditure of US$6 million.

          Depreciation and amortisation expense was US$76 million in 2001-2002, an increase of US$38 million compared with 2000-2001.  This increase mainly reflected the acquisition of an additional 29% interest in Ekati™.

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

          The 2000-2001 result included a loss from exceptional items of US$1,067 million before taxation comprising a charge to profit of US$520 million from the write-off of the BHP Billiton Group’s equity investment in the HBI project in Venezuela and the establishment of provisions for financial obligations to banks and other associated costs; a US$430 million charge to profit from the write-off of the BHP Billiton Group’s interest in the Ok Tedi copper mine in Papua New Guinea; a charge to profit of US$92 million for DLC merger transaction costs; a charge to profit of US$22 million for organisational restructuring costs related to the DLC merger; and a charge to profit of US$3 million for employee share awards accelerated by the DLC merger.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

     Comparison to results under US Generally Accepted Accounting Principles

          Under UK GAAP, attributable profit for 2001-2002 was US$1.7 billion compared to US$1.2 billion under US GAAP, a decrease of US$0.5 billion.  The difference includes estimated adjustments of US$322 million (after tax) for increased depreciation and amortisation of the fair value adjustment on acquisition of the BHP Billiton Plc Group and US$333 million (no tax effect) for losses associated with the BHP Steel demerger, partly offset by US$195 million (after tax) gain for fair value accounting for derivatives.

          The following information is provided in respect of the losses associated with the BHP Steel demerger referred to above. Under UK GAAP, the BHP Steel demerger will be treated in two components in the year ending June 30, 2003 - a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets). Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which is required to be recognized in the result for the period ended June 30, 2002 for US GAAP. The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel.

          Under UK GAAP, attributable profit for 2000-2001 was US$1,529 million compared to US$882 million under US GAAP, a decrease of US$647 million, mainly being a decrease of US$565 million representing the exclusion of the BHP Billiton Plc Group’s pre-acquisition profit attributable to shareholders under UK GAAP.

          For a detailed description of material differences between UK GAAP and the estimated result under US GAAP refer ‘Note 35. US Generally Accepted Accounting Principles disclosures’ in the attached 2002 BHP Billiton Group Annual Financial Statements.

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

          Profit before taxation was US$2.1 billion for 2000–2001 compared with a profit of US$1.8 billion for 1999–2000.  Excluding exceptional items, profit before taxation was US$3.2 billion for 2000–2001 compared with a profit of US$2.5 billion for 1999–2000.  These exceptional items in 2000–2001 included:

•

in Group and Unallocated Items, a net loss of US$1,067 million, which comprised a US$430 million charge to profit from the write-off of the BHP Billiton Group’s interest in the Ok Tedi copper mine in Papua New Guinea; a charge to profit of US$340 million from provisions for financial obligations to banks and other provisions related to the decision to cease further investment in the HBI project in Venezuela; a charge to profit of US$180 million from the write-off of the BHP Billiton Group’s equity investment in the HBI project in Venezuela and the establishment of provisions and other associated costs, a charge to profit of US$92 million for DLC merger transaction costs; a charge to profit of US$22 million for organisational restructuring costs related to the DLC merger; and a charge to profit of US$3 million for employee share awards accelerated by the merger;

•

in Base Metals, a net loss of US$8 million, which comprised a charge to profit of US$7 million for organisational restructuring costs related to the DLC merger; and a US$1 million charge to profit for employee share awards accelerated by the DLC merger;

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

•	in Steel, a charge to profit of US$22 million for organisational restructuring costs and provisions;

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

•

in Diamonds and Specialty Products, a net loss of US$13 million, which comprised a charge to profit of US$7 million for organisational restructuring costs related to the DLC merger and a charge to profit of US$6 million for employee share awards accelerated by the DLC merger;

•	in Net Interest, a charge to profit of US$6 million (no taxation effect) for organisational restructuring costs related to the DLC merger; and

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

•

higher exploration expenditure charged to profit, mainly reflecting petroleum exploration activity in the Gulf of Mexico, Latin America and Algeria, and the write-off of previously capitalised exploration expenditure for the Agua Rica copper project in Argentina; and

•	variations in stripping ratios have not had a material impact on the reported results of the current period as compared to the corresponding period.

          Depreciation and amortisation expense decreased by US$0.1 billion to US$1.7 billion in 2000–2001. This decrease mainly reflected the impact of depreciation in 1999–2000 on businesses that have been sold.  These factors were partly offset by higher depreciation on newly commissioned operations, the acquisition of Rio Algom and the additional 56% ownership interest in Worsley.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Net interest and similar items payable decreased by US$13 million to US$476 million in 2000–2001, and included an exceptional charge to profit of US$6 million (no taxation effect) for organisational restructuring costs related to the DLC merger. Refer to Note 7 to BHP Billiton Group’s Annual Financial Statements for more information regarding these costs.  Excluding exceptional items, net interest and similar items payable were US$470 million in 2000-2001, a decrease of US$19 million or 4% compared with the corresponding period.  This decrease was mainly due to exchange rate differences on South African rand-denominated debt, partly offset by higher interest rates and an increase in average net debt relative to 1999-2000.

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

          Depreciation and amortisation expense was US$198 million in 2000–2001, an increase of US$50 million compared with 1999–2000. The higher charge for 2000–2001 mainly reflected the newly commissioned Mozal I and the additional 56% interest in Worsley.

          Base Metals

          Turnover (including share of joint ventures and associates and inter-segment sales) was US$1.7 billion during 2000–2001, a decrease of US$0.2 billion over 1999–2000.  Lower average silver, gold and zinc prices were partially offset

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

          Profit before taxation for 2000–2001 was US$454 million compared with a profit of US$465 million in 1999-2000.  The 2000–2001 result included a loss from exceptional items of US$8 million before taxation, which comprised US$7 million for DLC merger related organisational restructuring costs and provisions and US$1 million for employee share awards accelerated by the DLC merger.  No exceptional items were included in the 1999–2000 result.

          Exploration expenditure incurred in 2000–2001 was US$56 million. The amount charged to profit was US$19 million, reflecting capitalised expenditure of US$37 million. The amount capitalised primarily represented the La Granja and Escondida Norte projects.  In 1999–2000, exploration expenditure incurred was US$11 million and the amount charged to profit was US$8 million, reflecting capitalised expenditure of US$3 million.

          Depreciation and amortisation expense was US$216 million in 2000–2001, an increase of US$40 million compared with 1999–2000. The higher charge for 2000–2001 mainly reflected the additional depreciation charge in respect of the Rio Algom operations.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Exploration expenditure incurred and charged to profit in 2000–2001 was US$5 million. In 1999–2000, the exploration expenditure incurred was US$4 million and the amount charged to profit was US$3 million, reflecting capitalised exploration expenditure of US$1 million.

          Depreciation and amortisation expense was US$186 million in 2000–2001, a decrease of US$69 million compared with 1999–2000. The lower charge for 2000–2001 mainly reflected no depreciation on HBI Western Australia following the write-down in the corresponding period.

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

          Exploration expenditure incurred in 2000–2001 was US$7 million. The amount charged to profit was US$4 million, reflecting capitalised expenditure of US$3 million.  In 1999–2000, exploration expenditure incurred and charged to profit was US$13 million.

          Depreciation and amortisation expense was US$82 million in 2000–2001, an increase of US$15 million compared with 1999–2000. The higher charge for 2000–2001 reflects the expansion of operations at Cerro Matoso.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

          Exploration expenditure incurred in 2000–2001 was US$6 million. The amount charged to profit was US$2 million, reflecting capitalised expenditure of US$4 million.  In 1999–2000, exploration expenditure incurred was US$8 million and the amount charged to profit was US$4 million, reflecting capitalised expenditure of US$4 million.

          Depreciation and amortisation expense was US$184 million in 2000–2001, an increase of US$21 million compared with 1999–2000. The higher charge for 2000–2001 mainly reflected higher charges at Ingwe in South Africa.

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

          Excluding exceptional items, Petroleum’s profit before taxation for 2000–2001 was US$1.4 billion, an increase of US$0.3 billion compared with 1999–2000.  In addition to the price and volume factors mentioned above, the 2000–2001 result was affected by higher natural gas, LNG and LPG prices, and higher profits from the Laminaria/Corallina oil fields, which commenced operations in November 1999. These factors were partly offset by lower Bass Strait oil sales volumes and higher exploration expenditure charged to profit reflecting exploration activity in the Gulf of Mexico, Latin America and Algeria.

          Exploration expenditure incurred in 2000–2001 was US$206 million. The amount charged to profit was US$144 million, reflecting capitalised expenditure of US$62 million. In 1999–2000, the expenditure incurred was US$153 million and the amount charged to profit was US$118 million, reflecting capitalised expenditure of US$41 million and the write-off of US$6 million previously capitalised expenditure.  The increase in exploration expenditure incurred and charged to profit reflected exploration activities in the Gulf of Mexico, Latin America and Algeria.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Depreciation and amortisation expense was US$500 million in 2000–2001, a decrease of US$28 million compared with 1999–2000.  The lower charge for 2000–2001 mainly reflected higher depreciation on recently commissioned operations.

          Steel

          Turnover (including share of joint ventures and associates and inter-segment sales) was US$3.8 billion during 2000-2001, a decrease of US$1.6 billion compared with 1999–2000.

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

          Profit before taxation for 2000-2001 was US$248 million compared with US$249 million in 1999–2000.  The 2000–2001 result included a loss from exceptional items of US$22 million before taxation for organisation restructuring costs and provisions.  The 1999–2000 result included a charge to profit of US$153 million before taxation, comprising a US$135 million loss on the sale of the US west coast steel businesses and US$18 million for restructuring costs and provisions.

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

          Depreciation and amortisation expense was US$174 million in 2000–2001, a decrease of US$114 million compared with 1999–2000. The lower charge for 2000–2001 mainly reflects the spin-off of OneSteel Ltd during 2000–2001.

          Diamonds and Specialty Products

          Turnover (including share of joint ventures and associates and including inter-segment sales) was US$1,318 million during 2000–2001, an increase of US$818 million over 1999–2000.  This increase was due to Ekati™ diamond production in Canada being 10% higher than in 1999–2000, which was mainly due to higher recoveries of lower quality diamonds, and the acquisition of the metals distribution business of Rio Algom, partly offset by a decline in Richards Bay Minerals’ titanium slag sales volumes, reflecting a reduction in pigment production marginally offset by higher sales prices.

          Profit before taxation for 2000–2001 was US$175 million compared with a profit of US$167 million in 1999–2000. The 2000–2001 result included a loss from exceptional items of US$13 million before taxation, representing a US$7 million charge to profit for merger related organisational restructuring costs and provisions, and US$6 million for employee share awards accelerated by the merger.  No exceptional items were included in the 1999–2000 result.

          Excluding exceptional items, Diamonds and Specialty Products profit before taxation was US$188 million, an increase of US$21 million compared with 1999–2000.  This increase was mainly due to inclusion of profits from the newly

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

acquired metals distribution business and an increase in profit from Richards Bay minerals, partly offset by an increase in exploration charged to profit and lower profits from the Ekati™ diamond mine.

          Exploration expenditure incurred in 2000–2001 was US$63 million. The amount charged to profit was US$75 million, reflecting capitalised expenditure of US$6 million and the write-off of US$18 million previously capitalised expenditure. In 1999–2000, the expenditure incurred was US$72 million and the amount charged to profit was US$70 million, reflecting capitalised expenditure of US$2 million.

          Depreciation and amortisation expense was US$38 million, an increase of US$9 million compared with 1999–2000, mainly due to the acquisition of the Metals Distribution business.

          Group and Unallocated Items

          In 1999-2000 and 2000-2001, this category represented corporate activities, including group treasury operations and certain workout assets including HBI Venezuela, Ok Tedi, Hartley platinum mine, which was sold in January 2001, and the Beenup mineral sands operations, which was closed in March 2001.  Loss before taxation for 2000–2001 was US$1,662 million compared with a loss before taxation of US$388 million in 1999–2000.  The result for 2000–2001 included exceptional items that resulted in a net loss of US$1,067 million before taxation, which comprised a US$430 million charge to profit from the write-off of the BHP Billiton Group’s interest in the Ok Tedi copper mine in Papua New Guinea; provisions for financial obligations to banks and other provisions related to the decision to cease further investment in HBI Venezuela totaling US$340 million; a charge to profit of US$180 million from the write-off of the BHP Billiton Group’s equity investment in the HBI project in Venezuela and the establishment of provisions and other associated costs; US$22 million for organisational restructuring costs and provisions; US$3 million for employee share awards accelerated by the DLC merger; and US$92 million for DLC merger transaction costs.  The result for 1999–2000 included an exceptional item that resulted in a charge to profit of US$31 million before taxation for restructuring costs and provisions, together with a profit of US$38 million before taxation on the sale of BHP Information Technology.

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

          The decision to cease further investment in HBI Venezuela was announced in the third quarter of 2000-2001 following a detailed review of the future economic value of this asset.  The review identified that, in the context of changed operating and market conditions, we would not expect the plant to meet our operational and financial performance targets necessary to justify any further investment in the project, nor would it satisfy bank completion requirements for project financing.  These factors coupled with possible partner funding issues influenced the decision.

          Excluding exceptional items, the result for 2000–2001 was a loss of US$595 million compared with a loss of US$395 million in 1999–2000.  This additional loss was mainly due to losses of approximately US$360 million before taxation in 2000–2001 from external foreign currency hedging compared with losses of approximately US$175 million before taxation in 1999-2000.  This increase in foreign currency hedging losses reflected the lower value of the Australian dollar relative to the US dollar for currency hedging contracts settled during 2000-2001.

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

          Under UK GAAP, attributable profit for 1999–2000 was US$1,506 million compared to US$400 million under US GAAP, a decrease of US$1,106 million, mainly due to a decrease of US$566 million representing the exclusion of the BHP Billiton Plc Group’s pre-acquisition profit attributable to shareholders under UK GAAP, together with an adjustment of US$571 (after tax) million reflecting the additional write-off of the West Australian HBI plant for US GAAP.

          For a detailed description of material differences between UK GAAP and the estimated result under US GAAP refer ‘Note 35. US Generally Accepted Accounting Principles Disclosures’ in the attached 2002 BHP Billiton Group Annual Financial Statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B.     Liquidity and Capital Resources

     Year ended June 30, 2002 compared with year ended June 30, 2001

          Net cash flow from Group operating activities in 2001-2002 was US$4.6 billion before dividends received from joint ventures and associates of US$149 million, and taxation paid of US$515 million.

          Returns on investments and servicing of finance resulted in a net cash outflow of US$357 million in 2001-2002.  Interest paid of US$496 million, dividends paid on redeemable preference shares of US$35 million and dividends paid to minorities of US$20 million were partly offset by interest received of US$156 million and other dividends received of US$38 million.

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

          Net cash outflow from acquisitions and disposals totalled US$38 million including US$45 million for investment in subsidiaries, US$45 million for cash transferred on disposal and US$208 million for investment in joint ventures.  This was offset by proceeds from the sale of subsidiaries of US$190 million (mainly the sale of PT Arutmin) and the disposal of joint ventures of US$70 million.

          These factors together with equity dividends paid of US$811 million resulted in a net cash outflow before management of liquid resources and financing of US$448 million in 2001-2002.

          A net repayment of borrowings totalling US$542 million together with US$85 million raised through the issue of shares/share buy-back scheme represented a total net cash inflow from financing of US$457 million in 2001-2002.

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

          The ratio of current assets (excluding debtors due after one year) to creditors, which represents amounts falling due within one year, was 90% at June 30, 2002 compared with 109% at June 30, 2001.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          In accordance with the announced share buyback program, BHP Billiton Limited re-purchased 4,134,622 shares during 2001-2002 at a weighted average price of A$8.83 per share.  The buyback program allows for the purchase of either BHP Billiton Limited or BHP Billiton Plc shares, up to a limit of 186 million shares.

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

          Capital expenditures and financial investment totalled US$2,621 million in 2001-2002, a US$1,014 million decrease compared with 2000-2001.  Expenditure on growth projects including Escondida Phase IV, the ROD oil and Ohanet wet gas projects in Algeria, Mozal II and Petroleum projects in the Gulf of Mexico, amounted to US$1,590 million.  Maintenance capital expenditure was US$891 million.  Exploration expenditure was US$390 million in 2001-2002, an increase of US$49 million compared with 2000-2001.

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

          The following table sets forth our operating lease obligations as of June 30, 2002 broken down by varying maturities.

Obligations under operating leases

(US$ millions)
Due not later than one year	169
Due later than one year and not later than five years	375
Due later than five years	274

Total commitments under operating leases	818

The following table sets forth our contingent liabilities (not otherwise provided for in the accounts) as of June 30, 2002.

Contingent liabilities

(US$ millions)
Joint ventures and associates – guarantees of borrowings (unsecured)	429
Other (unsecured, including guarantees)	498

Total contingent liabilities (a)	927

(a)	Excludes US$145 million of other unsecured contingent liabilities where there is either a possible or present obligation, but the likelihood of the transfer of future economic benefits is remote.

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

     Year ended June 30, 2001 compared with year ended June 30, 2000

          Net cash flow from operating activities in 2000–2001 was US$4.8 billion, an increase of US$0.4 billion compared with 1999-2000, before dividends received from joint ventures and associates of US$154 million and taxation paid of US$587 million.

          Returns on investments and servicing of finance resulted in a net cash outflow of US$535 million in 2000–2001.  Interest paid of US$587 million, dividends paid on redeemable preference shares of US$69 million and dividends paid to minorities of US$50 million were offset by interest received of US$132 million and other dividends received of US$39 million.

          Net cash outflow from capital expenditure and financial investment totalled US$3.6 billion in 2000–2001 of which US$3.0 billion was used for purchases of tangible fixed assets, US$677 million was used for purchases of investments, and US$341 million was used for exploration expenditure.  In 2000–2001, proceeds from disposals of tangible fixed assets were US$339 million and sale or redemption of investments generated US$82 million.

          Net cash outflow from acquisitions and disposals totalled US$1.4 billion in 2000-2001, including US$1.6 billion for investment in subsidiaries (including US$1.2 billion to acquire Rio Algom) and US$482 million for investment in joint ventures, partially offset by proceeds from sale of subsidiaries of US$372 million, including US$344 million from the OneSteel Limited spin-off, and investment in joint ventures of US$193 million.  These factors together with equity dividends paid of US$751 million resulted in a net cash outflow before management of liquid resources and financing of US$2.0 billion in 2000-2001.

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

          The ratio of current assets (excluding debtors due after one year) to creditors (amounts falling due within one year) was 109% at June 30, 2001, compared with 110% at June 30, 2000.

          Closing cash at bank and in hand and net of overdrafts at June 30, 2001 were US$549 million compared with US$550 million at June 30, 2000. In addition, BHP Billiton Group had money market deposits at June 30, 2001 of US$449 million, compared with US$723 million at June 30, 2000 and undrawn borrowing facilities amounting to US$2.8 billion at June 30, 2001, compared with US$2.5 billion at June 30, 2000.

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

          During 2000–2001, we committed approximately US$2.1 billion to new growth projects, including US$405 million on the Mozal II expansion (Aluminium), US$148 million on San Juan Underground (Energy Coal), US$600 million on Escondida Phase IV (Base Metals), US$138 million on Tintaya Oxide (Base Metals), US$32 million on the metallurgical coal Blackwater expansion (Carbon Steel Materials), US$430 million on Ohanet Wet Gas Field Development (Petroleum), US$260 million on North West Shelf Train 4 expansion (Petroleum), US$23 million on Laminaria II Oil Field Development (Petroleum) and US$18 million on Echo Yodel Condensate Development (Petroleum).

          Capital expenditure for the BHP Billiton Group was US$2.3 billion higher in 2000–2001 than in 1999–2000 mainly due to US$1.5 billion expenditure on the additional 56% of Worsley, together with increased expenditure at Escondida of US$0.2 billion, Gulf of Mexico of US$0.2 billion and Algeria of US$0.1 billion.

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

A.     Directors and Senior Management

BHP Billiton Group Dual Listed Companies Structure

          On March 19, 2001, BHP Limited and Billiton Plc announced that they had agreed to form a Dual Listed Companies structure, to establish a diversified global resource group, to be called BHP Billiton.  You should refer to “DLC Structure” under Item 4C for a more complete discussion of the DLC structure.  The implementation of the DLC structure was completed on June 29, 2001.  BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc.

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

Name	Position	Initially elected or appointed to BHP Billiton Limited Board	Initially elected or appointed to BHP Billiton Plc Board

Mr. D.R. Argus(1)	Chairman	November 1996	June 2001
Dr. J. Buchanan(1)(3)	Director	February 2003	February 2003
Mr. D.A. Crawford(2)	Director	May 1994	June 2001
Mr. M.A. Chaney	Director	May 1995	June 2001
Dr. D.A. Jenkins(2)(3)	Director	March 2000	June 2001
Dr. J.M. Schubert(1)(3)	Director	June 2000	June 2001
Mr. C.W. Goodyear(4)	Chief Executive Officer	November 2001	November 2001
Dr. D.C. Brink(2)(5)	Director	June 2001	July 1997
Mr. C.A. Herkströter(2)(5)	Director	June 2001	July 1998
Lord Renwick of Clifton(1)(3)	Director	June 2001	July 1997
Mr. M. Salamon	Director	February 2003	February 2003

(1)	Member of the Nomination Committee.

(2)	Member of the Risk Management and Audit Committee.

(3)	Member of the Remuneration Committee.

(4)	Mr. Charles Goodyear assumed responsibilities as Chief Executive Officer from January 5, 2003, following the resignation of Mr. B. Gilbertson.

(5)	Member of the Health, Safety and Environment Committee.

          Messrs. Ben Alberts, John Conde, Derek Keys and Barry Romeril served as non-executive directors and retired from the BHP Billiton Limited and BHP Billiton Plc Boards on June 30, 2002.  Messrs. John Ralph and John Jackson served as non-executive directors and retired from the BHP Billiton Limited and BHP Billiton Plc Boards on November 4, 2002.  Mr. Paul Anderson served as an executive director until July 1, 2002 and continued as a non-executive director of BHP Billiton Limited and BHP Billiton Plc until his retirement on November 4, 2002.  Mr. B.P. Gilbertson served as an executive director and Chief Executive of BHP Billiton Limited and BHP Billiton Plc until January 5, 2003.

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

          The executive officers of both the BHP Billiton Limited Group and the BHP Billiton Plc Group who are not Directors are as follows:

Name	Position	Appointed to Position

Mr. P.S. Aiken	President and Chief Executive Officer Petroleum	October 1997
Mr. J.C. Fast	Chief Legal Counsel	December 1999
Mr. I.C. Fraser	Vice President Group Human Resources	June 2001
Mr. R.W. Kirkby	President Carbon Steel Materials	June 2001
Mr. M. Kloppers	Vice President Marketing and Chief Marketing Officer	June 2001
Mr. C.J. Lynch	Chief Financial Officer	September 2001
Mr. B.A. Mills	President Base Metals	June 2001
Mr. M.A. Oppenheimer	President Energy Coal	June 2001
Mr. D. Munro	Chief Development Officer	February 2003
Mr. C. Pointon	President, Stainless Steel Metals	June 2001
Mr. M. Randolph	President, Diamonds and Specialty Products	August 2002

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

          Dr John Buchanan, BSc, MSc (Hons), PhD (Chemistry), 59:  A director of BHP Billiton Limited and BHP Billiton Plc since February 2003.  He is the Senior Independent Director of BHP Billiton Plc. Chairman of our Remuneration Committee and a member of our Nomination Committee.  He is a Director of The Boots Company Plc and of Astra Zeneca Plc and a member of the UK Accountancy Standards Board.  He is a former Group Treasurer and Director of Finance for British Petroleum Plc, and a former Chief Operating Officer and Deputy Chief Executive for BP Chemicals.

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

          David Crawford, B Comm, LLB, FCA, FCPA, FAICD, 59:  A Director of BHP Limited since May 1994 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.  Chairman of our Risk Management and Audit Committee.  A Director of Lend Lease Corporation Limited, Foster’s Group Limited, National Foods Limited and Westpac Banking Corporation Limited.  He is former Australian National Chairman of KPMG, Chartered Accountants.

          Charles Goodyear, BSc, MBA, FCPA, 45:  A Director of BHP Billiton Limited and BHP Billiton Plc since November 2001.  Appointed Chief Executive Officer in January 2003.  Former Chief Development Officer of BHP Billiton, former Chief Financial Officer of BHP Billiton Limited, former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc.

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

          David Jenkins, BA, PhD (Geology), 64:  A Director of BHP Limited since March 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.  A member of our Remuneration Committee and Risk Management & Audit Committee.  A Director of Chartwood Resources Ltd, a private company providing consultancy services and business and technology advice to the oil industry.  Former Chief Geologist and Chief Technology Advisor to the British Petroleum Plc.  He is a member of the Technology Advisory Committee of the Halliburton Company, the Technology Advisory Board of Landmark Graphics, the Advisory Council of Consort Resources.  He also chairs the Energy Advisory Panel of Science Applications International Corporation.

          Lord Renwick of Clifton, KCMG, MA, 65:  A Director of Billiton Plc since July 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.  A member of our Nomination Committee and the Remuneration Committee.  Former British Ambassador to the United States and to South Africa, he was subsequently appointed to the House of Lords by Prime Minister Blair. He is Chairman of Fluor Limited, Vice Chairman of J.P. Morgan Plc, and a Director of British Airways Plc, Compagnie Financiere Richemont AG, Fluor Corporation, SAB Miller Plc, Harmony Gold Mining Co Ltd, and a trustee of The Economist.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          Miklos Salamon, BSc Mining Engineering, MBA, 47:  A Director of BHP Billiton Limited and BHP Billiton Plc since February 2003.  Appointed President and Chief Executive Officer Minerals in June 2001 and acting President Aluminium in January 2002.  From July 1997 to June 2001, he served as an Executive Director of BHP Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium.  He is Chairman of Samancor and Columbus and a Director of Richards Bay Minerals, Cerro Matoso and Escondida.  Former Director of Gencor, Executive Chairman of Samancor and Managing Director of Trans-Natal Coal Corporation.

          John Schubert, BC Eng, PhD (Chem Eng), FIEAust, FTSE, 60:  A Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.  A member of our Nomination Committee and the Remuneration Committee.  Deputy Chairman of the Commonwealth Bank of Australia, a Director of Qantas Airways Limited, Hanson Plc, the Australian Graduate School of Management and the Great Barrier Reef Research Foundation.  He is also non-executive Chairman of G2 Therapies Limited and of the Worley Group Limited and President of the Business Council of Australia.  Former Managing Director and Chief Executive Officer of Pioneer International Limited and former Chairman and Managing Director of Esso Australia Limited.

     Executive Officers of BHP Billiton Limited and BHP Billiton Plc

          The executive officers of BHP Billiton Limited and BHP Billiton Plc are as follows:

          Philip Aiken, BE (Chem), 54:  Appointed President and Chief Executive Officer Petroleum in October 1997. Former Director BTR Plc and former Managing Director BTR Nylex, following a long career at BOC Plc where his last role was Managing Director Gases Europe.  He is a Director of Robert Walters Plc, Mt Eliza Business School, and the Australian Institute of Petroleum.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

          David Munro, B.Eng, MBA, 47:  Appointed Chief Development Officer BHP Billiton February 2003.  Director of the International Primary Aluminium Institute, former Vice President Strategy and Business Development and former Executive Director Aluminium, Base Metals and Group Marketing for Billiton Plc.

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

          Chris Pointon, BSc (Chemistry and Earth Sciences), PhD (Geology), 55:  President, Stainless Steel Materials 2001 to present.  Prior to the DLC merger, he was CEO Nickel and Chrome for Billiton Plc.  Former Managing Director QNI Limited (a subsidiary of BHP Billiton Plc) and former co-ordinator of the Nickel Business Unit, Billiton International Metals B.V.

          Marcus Randolph B.Sc. MBA, 47:  Appointed  President, Diamonds and Specialty Products 2002 - present.  Former Chief Development Officer Minerals 2001 - 2002, former Chief Strategic Officer Minerals 1999-2001 and former Chief Executive Officer, First Dynasty Mines.  He also worked for Rio Tinto Plc in senior positions in London and the United States and for Asarco Inc in Peru and the United States.

B.	Compensation

Remuneration Report

          The BHP Billiton Remuneration Committee supports and advises the Boards on determining executive remuneration policy, determining the remuneration of Executive Directors, reviewing and approving the remuneration of executives reporting directly to the Chief Executive Officer and reviewing and approving all equity incentive plans.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

     Service Contracts of Executive Directors

          At June 30, 2002, there were three executive directors on the boards of BHP Billiton Limited and BHP Billiton Plc, Mr. Paul Anderson, Mr. Brian Gilbertson and Mr. Charles Goodyear.

          Mr. Ron McNeilly served as an Executive Director on the Board.  Mr. McNeilly retired as a director on October 16, 2001 and as an employee as of December 31, 2001.

          Mr. Anderson’s employment contract was terminated on July 1, 2002.  Mr. Anderson retired from the Board of Directors of both BHP Billiton Limited and BHP Billiton Plc at the completion of the Annual General Meetings of both BHP Billiton Limited and BHP Billiton Plc on November 4, 2002.

          Mr. Anderson was employed by BHP Billiton Limited under a fixed term contract, which was due to conclude on October 31, 2003. Prior to that time, the contract was terminable by Mr. Anderson by giving not less than 60 days written notice.  The contract was also terminable by BHP Billiton Limited for cause, or by reason of death or disablement or protracted illness.

          Under the contract, Mr. Anderson received an annual salary of A$1,600,000.  Mr. Anderson’s contract was terminated for a reason other than cause, death, disablement or protracted illness.  As a result, he was entitled to a payment equal to twice his annual salary and reimbursement of reasonable relocation costs for himself and his immediate family from Australia to the United States.  The termination payment will be paid as follows:

•	a consultancy agreement with a total value of US$104,739 under which Mr. Anderson agrees to act as a consultant to the group for two years commencing at the time he ceases to be a director; and

•	further payments totaling US$1,571,092.

          In addition, Mr. Anderson’s employment contract entitled him to exercise those performance rights awarded which have not become exercisable, being 300,000 performance rights, with a notional value of US$3,464,770 using the share price on the termination date of US$5.39 per share.  Although his contract entitled him to exercise 400,000 rights without reference to service or performance hurdles, Mr. Anderson voluntarily requested that the 100,000 performance rights issued

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

in relation to the year ended June 30, 2002 remain subject to performance conditions.  His performance against the conditions was assessed in August 2002 and, as a result , all these performance rights are now exercisable.  In total, the value of Mr. Anderson’s termination benefits as of June 30, 2002 was US$5,140,601.

          Mr. Charles Goodyear has an indefinite contract of employment with BHP Billiton Limited.  In addition, Mr. Goodyear is under contract from BHP Billiton Limited to BHP Billiton Plc and Billiton International Services Limited.  The service contracts can be terminated by the company, or Mr. Goodyear providing one month notice.  If the contract is terminated by the company a payment equal to 12 months salary must be paid by the company.  In the event that Mr. Goodyear’s contract ends for any reason he is entitled to reimbursement of reasonable relocation costs for himself and his immediate family from his location to the United States.  The company will also reimburse the costs associated with the sale of his overseas residence in the event these costs are not borne by a successor employer.

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

          At June 30, 2002, Mr. Brian Gilbertson was the only executive director employed by BHP Billiton Plc.  Mr. Gilbertson ceased to be a director and employee of BHP Billiton Plc and other group companies on January 5, 2003.  Mr. Gilbertson had indefinite contracts of employment with BHP Billiton Plc in respect of duties in relation to the BHP Billiton Plc Board, Billiton Services Jersey Limited, a wholly owned subsidiary of BHP Billiton Plc, in respect of certain duties performed in relation to other activities worldwide and a contract with BHP Billiton Limited.  Each service contract could be terminated by each company giving 24 months notice, provided that such notice does not expire prior to June 29, 2005.  The contracts could be terminated by Mr. Gilbertson giving 12 months’ notice provided that notice does not expire prior to June 29, 2005.

          In addition to his annual salaries earned under the separate employment contracts, Mr. Gilbertson was also eligible to receive an annual cash incentive award with a target of 70 percent of salary and subject to a cap of 105 percent of salary for the year ending June 30, 2003, subject to the satisfaction of performance conditions set at the discretion of the boards of the employing companies and agreed by the Remuneration Committee.

          Mr. Gilbertson was also entitled to a deferred bonus of £1,440,000 under his BHP Billiton Plc employment and £670,048 under his Billiton Services Jersey Limited employment to be paid over a four-year period from June 29, 2001 in quarterly installments (subject to continued employment).  Because his employment was terminated for a reason other than sickness or gross neglect of his duties, Mr. Gilbertson is entitled to receive payments equivalent to the lesser of the balances of the deferred bonuses that would otherwise have become payable in quarterly installments or the total sum of £1,688,038.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          Bonus Amount for Petroleum Executives

          Oil and gas reserve targets are one of the specific performance measures by which a number of BHP Billiton Petroleum executive’s bonus awards are determined.  The extent to which reserve targets contribute to the calculation of the bonus amount vary according to the nature and type of an individual’s job.  Typically reserve targets are used to assess the performance of those people who are directly responsible for the calculation of reserves and for ensuring that technical work is completed and rigorously and properly reported.  These people include Asset Team Leaders and the Petroleum Engineering Managers and Chief Petroleum Engineers in each region.  As the appraisal and measurement of reserves is a key component of these individual’s jobs, reserves targets are a useful and suitable measure of their performance.  Of the approximately 100 BHP Billiton Petroleum executives who are participants in the GIS, 31 have performance measures linked to reserve targets.   Of these, 13 individuals work in petroleum engineering or asset teams.

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

          Depending on how individuals and teams perform against their pre-set reserve addition targets, and taking into account the weightings listed above, the impact of achieving either the threshold, target or stretch level of reserve targets can vary an individual’s bonus award from 0.2% up to 24%.  The bulk of individuals would be impacted in the range from 0.2% at threshold to 3.3% at stretch.  There are only nine individuals who potentially have personal awards varying by more than 3.3% at stretch. The incentive values attributable to achieving stretch performance on reserve targets for the 31 people mentioned above, range from US$500 to US$47,000, with only five people having the potential to earn more than US$10,000 if stretch performance is achieved.

          Reserve Target Setting

          For the majority of the 31 participants mentioned above, threshold, target and stretch levels are based on expected production for the year in millions of barrels of oil equivalent. Gas is converted to an equivalent liquid. All reserves revisions are included, whether positive or negative.  Threshold performance is set at 100% replacement of production, target performance is set at approximately 115% replacement of production and stretch performance is set at approximately 130% replacement of production.  Some asset teams set targets for the booking of reserves for specific oil and gas fields.  The threshold, target and stretch percentages may vary for members of those asset teams depending on circumstances specific to the asset or project objectives.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

          Transition Year

          Transition year arrangements are required to bridge the period between the first full Performance Year of the BHP Billiton Group GISs and the termination of the BHP Billiton Group’s existing executive compensation plans.  Without the transition arrangements, no long-term incentive awards would have been payable in 2002.  That would have been contrary to the BHP Billiton Group’s policy of providing annual competitive, performance based incentives to its senior management and to its objective of retaining those employees.  As a result, the BHP Billiton Group proposed to grant performance shares to those executives for the transition year, subject to achievement of the specified performance conditions.

          Under this proposal, executives received performance shares under the GIS in this year.  As mentioned above, performance shares are subject to demanding performance hurdles (benchmarked total shareholder return determining the final vesting amount and an earnings per share underpin which has to be met if any Performance Shares are to vest).  The

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

value of the performance shares issued in the transition year were no greater than the total value of annual long-term incentive awards made under current plans.

          Adjustments to Pre-merger Incentive Plans

          In 2001, as part of the DLC structure, the Australian Stock Exchange granted BHP Billiton Limited a limited waiver from the Listing Rules to the extent necessary to amend a part of the terms of options issued under the BHP Employee Share Plan and Performance Share Plan.  This allowed the vesting period to be brought forward so that options were exercisable immediately on termination, for employees who were made redundant or terminated.  The waiver applied only to employees terminated within 12 months following the effective date of the merger, in respect of the options issued before that date.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Directors’ and Executive Officers’ Share Interests

          The interests of the Directors and Executive Officers who held office at February 28, 2003, in the shares of BHP Billiton Plc and BHP Billiton Limited (shares in BHP Billiton Limited are shown in italics) were:

	Shares (a) (b)	Shares subject to Options (c)	Shares subject to Performance Rights (d)	Shares subject to Restricted Share Scheme(e)	Shares subject to Co- Investment Plan (f)	Shares subject to Group Incentive Scheme(i)

Directors
Mr. B.P. Gilbertson(j)	961,283	—	—	292,576	100,945	366,589
Mr. D.R. Argus	193,495	—	—	—	—	—
Mr. D.C. Brink	39,377	—	—	—	—	—
Mr. M.A. Chaney	12,338	—	—	—	—	—
Mr. D.A. Crawford	22,826	—	—	—	—	—
Mr. C.W. Goodyear (g)	247,813	1,280,361	321,056	—	—	180,154
Mr. C.A. Herkströter	10,642	—	—	—	—	—
Dr. D.A. Jenkins	10,326	—	—	—	—	—
Lord Renwick of Clifton	2,066	—	—	—	—	—
	6,385	—	—	—	—	—
Dr. J.M. Schubert	23,675	—	—	—	—	—
Mr. M. Salamon	977,283	—	—	198,163	107,206	193,706
Mr. J. Buchanan(k)	—	—	—	—	—	—
Executive Officers
Mr. P.S. Aiken	133,801	516,275	254,477	—	—	158,118
Mr. J.C. Fast	2,016	413,020	244,618	—	—	115,921
Mr. I.C. Fraser	7,058	—	—	84,182	—	108,424
Mr. R.W. Kirkby (h)	202,124	340,740	197,409	—	—	110,391
Mr. M. Kloppers	nil	—	—	84,182	107,206	119,485
Mr. C. Lynch	18,692	—	215,138	—	—	117,117
Mr. B.A. Mills	76,228	567,903	253,382	—	—	141,897
Mr. M.C. Oppenheimer	54,128	10,325	153,133	—	—	103,302
Mr. D. Munro	114,904	—	—	179,645	nil	147,263
Mr. M.P. Randolph	—	206,510	156,493	—	—	90,436
Mr. C. Pointon	367,438	—	—	75,136	62,924	88,239

(a)	Beneficially held in own name, in name of trust, or nominee company or private company at February 28, 2003.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Mr. C. W. Goodyear was issued with 350,000 options under BHP Billiton Limited’s Employee Share Plan on April 23, 1999 (A$14.29 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)) and a further 350,000 on April 3, 2000 (A$15.69 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)).  While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option.  The options issued April 23, 1999 have vested (of which 80,000 options have been exercised) while the options issued April 3, 2000 are not exercisable before April 3, 2003 and are subject to performance hurdles.  These options expire on April 22, 2009 (270,000) and April 2, 2010 (350,000).

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

Mr. B.A. Mills was issued with 275,000 options under BHP Billiton Limited’s Employee Share Plan as follows: (i) 50,000 options on April 15, 1998 (A$13.31 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)), that vested on April 15, 2001 and expire on April 23, 2003,  (ii) 75,000 options on April 23, 1999 (A$14.29 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)) that vested on April 23, 2002 and expire on April 22, 2009 and (iii) 150,000 options on December 3, 1999 (A$15.49 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)) that vest on December 3, 2002, subject to meeting performance hurdles, and expire on April 22, 2009.  While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option.

Mr. M.C. Oppenheimer was issued with 25,000 options on April 23, 1999 under BHP Billiton Limited’s Employee Share Plan (A$14.29 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)).  While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option.  These options vested on April 23, 2002 (of which 20,000 options have been exercised) and expire on April 22, 2009.

Mr. M.P. Randolph was issued with 100,000 options on July 2, 1999 under BHP Billiton Limited’s Employee Share Plan (A$15.70 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)).  While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option. These options vested on April 23, 2002 and expire on April 22, 2009.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Mr. P.S. Aiken was issued with 55,389 Performance Rights on November 1, 2000 and 123,000 on October 5, 2001 under BHP Billiton Limited’s Performance Share Plan.  They are subject to fulfillment of performance conditions.  They are not exercisable before July 1, 2003 (55,389) and October 1, 2004 (123,000).  For Performance Rights issued November 1, 2000 each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001, and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions.  For Performance Rights issued on October 5, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions.  The Performance Rights have a zero exercise price.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Mr. M.P. Randolph was issued with 33,500 Performance Rights on November 1, 2000 and 76,800 Performance Rights on November 8, 2001.  They are subject to fulfillment of performance conditions.  They are not exercisable before July 1, 2003 and October 1, 2004, respectively.  For Performance Rights issued November 1, 2000, each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions.  For Performance Rights issued on November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions.  The Performance Rights have a zero exercise price.

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

On October 1, 2001, Mr. D. Munro was conditionally awarded 168,800 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost.  They are not exercisable before October 1, 2004 and are subject to performance hurdles.

On October 1, 2001, Mr. C. Pointon was conditionally awarded 70,600 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost.  They are not exercisable before October 1, 2004 and are subject to performance hurdles.

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

On July 31, 2002, the following bonus shares were conditionally awarded under BHP Billiton Plc’s Restricted Share Scheme at no cost.  These bonus shares are included in the number of shares subject to the scheme at August 1, 2002.  The bonus shares were allocated at 1 new share for each 15.5648 share options held on July 22, 2002:

Mr. B.P. Gilbertson	17,662
Mr. I.C. Fraser	5,082
Mr. M.J. Kloppers	5,082
Mr. D. Munro	10,845
Mr. C. Pointon	4,536
Mr. M. Salamon	11,963

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

On October 1, 2001, Mr. C. Pointon was awarded 59,125 shares under BHP Billiton Plc’s Co-Investment Plan.  Of this award, 44,526 were awarded as matching shares and 14,599 were awarded as committed shares.  They are not exercisable before October 1, 2003 and are subject to performance hurdles.

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

On July 31, 2002, the following bonus shares were conditionally awarded under BHP Billiton Plc’s Co-Investment Plan at no cost.  These bonus shares are included in the number of shares subject to the Plan at August 1, 2002.  The bonus shares were allocated at 1 new share for each 15.5648 share options held on July 22, 2002:

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Mr. B.P. Gilbertson	6,094
Mr. M.J. Kloppers	6,472
Mr. C. Pointon	3,799
Mr. M. Salamon	6,472

The bonus issue was made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the spin-off of BHP Steel.

(g)	At August 1, 2002, Mr. Goodyear held 41,302 American Depositary Receipts (“ADR”). Each ADR represents two ordinary shares.

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

(i)

Mr. P.S. Aiken was issued with 158,118 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

Mr. J.C. Fast was issued with 115,921 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

Mr. I.C. Fraser was issued with 108,424 Performance Shares on November 12, 2002 under BHP Billiton Plc’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

Mr. R.W. Kirkby was issued with 110,391 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

Mr. M. Kloppers was issued with 119,485 Performance Shares on November 12, 2002 under BHP Billiton Plc’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

Mr. C. Lynch was issued with 117,117 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

Mr. B.A. Mills was issued with 141,897 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

Mr. D. Munro was issued with 147,263 Performance Shares on November 12, 2002 under BHP Billiton Plc’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Mr. M.C. Oppenheimer was issued with 103,302 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

Mr. C. Pointon was issued with 88,239 Performance Shares on November 12, 2002 under BHP Billiton Plc’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

Mr. M. Salamon was issued with 193,706 Performance Shares on November 12, 2002 under BHP Billiton Plc’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

Mr. M.P. Randolph was issued with 90,436 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Group Incentive Scheme.  They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005.  Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions.  The Performance Shares have a zero exercise price.

(j)	Mr. B.P. Gilbertson resigned as Chief Executive Officer and Director of BHP Billiton Limited and BHP Billiton Plc on January 5, 2003.

(k)

Dr. John Buchanan does not currently own any shares in BHP Billiton Limited or BHP Billiton Plc.  He is required to hold at least 1000 ordinary shares in BHP Billiton Limited or BHP Billiton Plc or the equivalent in American Depositary Receipts within two months of the date of his appointment and thereafter during the period of office.  Dr. Buchanan’s appointment was effective February 1, 2003.

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

          The remuneration in US dollars provided to the Directors and Executive Officers of the BHP Billiton Group for the year ended June 30, 2002 was as follows:

	Salary	Fees	Other benefits(a)	Short-term incentives(b)	Long-term incentives(c)	Pension/ Super- annuation accrued benefits(d)	Total	Lump sum super- annuation entitlement(e)

Executive Directors
P.M. Anderson(i)	837,916	—	7,933	3,510,021	—	587,709	4,943,579	—
B.P. Gilbertson	1,157,742	—	249,439	2,337,934	635,642	679,809	5,060,566	—
R.J. McNeilly*	285,308	—	1,740,852	—	—	—	2,026,160	—
C.W. Goodyear(f)	732,829		602,239	968,162	240,190	—	2,543,420	—
Non-Executive Directors
D.R. Argus	—	245,000	—	—	—	16,524	261,524	797,491
D.A. Crawford	—	84,000	—	—	—	4,343	88,343	224,294
J.C. Conde(g)	—	67,500	—	—	—	4,130	71,630	211,834
M.A. Chaney	—	71,000	—	—	—	4,362	75,362	211,834
J.T. Ralph(h)	—	69,000	—	—	—	4,130	73,130	186,912
B.C. Alberts(g)	—	70,000	—	—	—	3,470	73,470	112,147
D.A. Jenkins	—	69,000	—	—	—	1,785	70,785	74,765
J.M. Schubert	—	70,000	—	—	—	4,130	74,130	74,765
J.B. Jackson(h)	—	155,000	—	—	—	—	155,000
B.C. Brink	—	78,500	1,531	—	—	—	80,031	—
C.A. Herkströter	—	69,000	1,531	—	—	—	70,531	—
D.L. Keys(g)	—	69,000	7,969	—	—	—	76,969	—
Lord Renwick of Clifton	—	68,000	—	—	—	—	68,000	—
B.D. Romeril(g)	—	69,000	1,531	—	—	—	70,531	—

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

	Salary	Other benefits(a)	Short-term incentives(b)	Long-term incentives(c)	Pension/ Superannuation contributions and accrued benefits(d)	Total

Officers
M.A. Salamon	868,307	254,007	1,311,143	502,107	493,913	3,429,477
P.S. Aiken	601,012	348,448	746,007	300,422	109,647	2,105,536
B.A. Mills	520,625	294,782	682,500	290,492	107,127	1,895,526
M.L. Kloppers	415,420	237,702	654,287	326,965	229,577	1,863,951
I.C. Fraser	455,861	23,166	706,585	129,353	241,507	1,556,472

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

(ii)

Short-term incentives include, for Mr. P.M. Anderson, amounts related to Performance Rights for service and performance during the year ended June 30, 2001 and for Mr. B.P. Gilbertson amounts payable under his employment contracts with BHP Billiton Plc and BHP Billiton Services Jersey Limited, payable in quarterly installments over a four-year period from the completion of the merger (subject to continued employment).

(iii) Non-executive Directors are not entitled to any form of performance-related remuneration.

(c)

Long-term incentives granted during the year ended June 30, 2002, represent amounts related to Performance Rights granted to Executive Directors and executive officers.  The value of a Performance Right granted during the year ended June 30, 2002, has been determined by an actuary using modified Block-Scholes option pricing techniques to be A$14.73 (pre-bonus issue).

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

(g)	Messrs. B.C. Alberts, J.L. Conde, D.L. Keys and B.D. Romeril retired as directors of BHP Billiton Limited and BHP Billiton Plc on June 30, 2002.

(h)	Messrs. J.B. Jackson and J.T. Ralph retired as directors of BHP Billiton Limited and BHP Billiton Plc on November 4, 2002.

(i)	Mr. P.A. Anderson’s executive position was filled by Mr. Brian P. Gilbertson on July 1, 2002. He retired as a director of BHP Billiton Limited and BHP Billiton Plc on November 4, 2002.

(j)	Mr. B.P. Gilbertson’s executive position was filled by Mr. C.W. Goodyear on January 5, 2003. Mr. Gilbertson resigned as a director of BHP Billiton Limited and BHP Billiton Plc on January 5, 2003.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

C.	Board Practices

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

     The Boards of BHP Billiton Limited and BHP Billiton Plc

          The Boards direct and monitor the operations of the BHP Billiton Limited and BHP Billiton Plc on behalf of shareholders and delegate the responsibility for the actual management of the business to the Chief Executive Officer and his management team.

          The Boards currently have 11 members. Of these, nine, including the Chairman, are non-executive Directors.  All nine non-executive Directors are considered by the Board to be independent of management and free from any relationship that could materially interfere with the exercise of their independent judgment.

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

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

          Our remuneration system places greater focus on at-risk, performance-based pay for our senior and executive management.  At our business units our remuneration system is being translated to apply to employees at other levels in the organisation as appropriate.  Performance is measured by means of a well-developed performance management system.  Our succession planning and talent management processes focus on attracting and retaining current and future world-class talent.  Our relationship with labor focuses on win-win relationships and a high performance organisation being created by continuous workplace reform in all of our businesses.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

          Share ownership information is presented as part of the remuneration report in Item 6B “Compensation” above.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

BHP Billiton Limited

          The following table sets forth, at February 28, 2003, June 30, 2002, 2001 and 2000, the holdings of Directors and executive officers of BHP Billiton Limited, as a group, of BHP Billiton Limited’s voting securities.  No person beneficially owned more than 5% of BHP Billiton Limited’s voting securities at February 28, 2003.

          BHP Billiton Limited is not directly or indirectly controlled by another corporation or by any government. Other than as described in “DLC Structure”, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

				Percent of Class(a) at

				February 28, 2003	June 30,

Title of Class	Identity of Person or Group	Number Owned			2002	2001	2000

Ordinary Shares	Directors and executive officers as a group	811,691	(b)(c)	0.02%	0.05%	0.03%	0.02%

(a)	Represents percentage of fully-paid shares, adjusted for the bonus issue effective July 5, 2001, unless otherwise stated.

(b)	Excludes shares held non-beneficially and fully paid ordinary bonus shares issued effective July 5, 2001 as a result of partly paid shareholdings.

(c)

Excludes 170,000 partly-paid shares paid to $1.36 (previously $0.01, adjusted as a result of the OneSteel Interim Call in October 2000 and the BHP Steel Demerger Interim Call in July 2002) issued to Executive Directors and executive officers, and remaining partly-paid under BHP Billiton Limited’s Executive Share Scheme. This represents 0.0045% of total paid-up share capital at February 28, 2003.

          At February 28, 2003, there were 1,851 registered holders of BHP Billiton Limited’s voting securities in the United States, holding a total of 3,987,514 shares in BHP Billiton Limited or 0.11% of the outstanding shares.  In addition, at February 28, 2003, there were 1,124 registered holders of BHP Billiton Limited’s ADRs in the United States, holding a total of 69,478,272 shares in BHP Billiton Limited, or 1.85% of the outstanding shares.

BHP Billiton Plc

          The following table sets forth, at February 28, 2003, June 30, 2002, 2001 and 2000, the holdings of each person known to us to be the beneficial owner of more than 3% of BHP Billiton Plc’s voting securities, and the holdings of Directors and executive officers of BHP Billiton Plc, as a group, of BHP Billiton Plc’s voting securities.

          BHP Billiton Plc is not directly or indirectly controlled by another corporation or by any government. Other than as described in “DLC Structure”, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Plc’s voting securities.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

				Percent of Class at

				February 28, 2003	June 30,

Title of Class	Identity of Person or Group	Number Owned			2002	2001	2000

Ordinary Shares	Old Mutual Plc	94,828,044		3.84%	3.98%	N/A	N/A
Ordinary Shares	Franklin & General Investment Management Ltd	77,368,390	*	3.13%	3.13%	2.98%	2.98%
Ordinary Shares	Legal & General Investment Management Ltd	75,230,880	*	3.05%	3.05%	2.81%	2.71%
Ordinary Shares	Directors and executive officers as a group	2,867,060		0.15%	0.09%	0.04%	0.03%

*	Notifications of the number of shares held received prior to the bonus issue in July 2002 have been amended to reflect the additional bonus shares received.

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

          At February 28, 2003, there were 47 registered holders of BHP Billiton Plc’s ADRs in the United States, holding a total of 39,372,921 shares in BHP Billiton Plc, or 1.59% of the outstanding shares.

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

     Pinal Creek/Miami Wash Area

          BHP Copper Inc is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

          On April 2, 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. On September 22, 2000, the court approved settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring program.

          A State consent decree was approved by the Federal District Court for the District of Arizona in August 1998. The decree authorizes and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing.

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

FINANCIAL INFORMATION

          On February 20, 2003, the Victorian Supreme Court found that Esso is not liable for economic loss.  The court further found that Esso is liable to business users for property damage and any economic loss consequential upon property damage. The quantum of these losses is unknown and the court will need to approve a process for quantifying these losses.

          Over the next few months the court will consider questions of appeal, and  whether claims against the State and BHP Billiton should proceed.

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

		Ordinary Shares(a)(b)		American Depositary Shares (a)(b)

		High	Low	High	Low

		A$	A$	US$	US$
1997-98	First quarter	9.71	8.09	14.53	11.86
	Second quarter	8.39	5.96	12.29	8.57
	Third quarter	7.45	6.09	10.08	8.08
	Fourth quarter	7.80	6.50	10.41	8.05
1998-99	First quarter	7.27	5.83	9.20	6.66
	Second quarter	6.72	5.46	8.45	6.54
	Third quarter	6.27	5.14	7.96	6.27
	Fourth quarter	8.68	5.64	11.56	7.02
1999-2000	First quarter	9.25	7.49	12.14	9.83
	Second quarter	9.00	7.65	11.81	9.66
	Month of December 1999	9.80	8.47	12.86	10.53
	Third quarter	10.66	7.88	13.80	9.08
	Fourth quarter	9.56	8.18	11.56	9.35
2000-2001	First quarter	10.21	8.76	11.26	9.80
	Second quarter	9.62	8.81	10.38	9.05
	Third quarter	10.40	8.87	10.93	9.31
	Fourth quarter	11.37	9.59	11.93	9.31
2001-2002	First quarter	10.98	7.87	11.18	7.93
	Second quarter	10.55	8.70	11.00	8.55
	Third quarter	12.49	10.47	12.95	10.85
	Fourth quarter	11.97	9.98	12.93	11.20
2002-2003	First quarter	10.66	8.27	12.65	8.90
	Second quarter	10.32	8.82	11.67	9.60

	Ordinary Shares(a)(b)		American Depositary Shares (a)(b)

	High	Low	High	Low

	A$	A$	US$	US$
Month of September 2002	9.51	8.71	10.55	9.37
Month of October 2002	10.05	8.82	11.21	9.60
Month of November 2002	10.12	9.21	11.67	10.36
Month of December 2002	10.32	9.54	11.57	10.77
Month of January 2003	10.37	8.90	11.68	10.40
Month of February 2003	9.46	8.83	11.28	10.50

(a)	Each ADS represents the right to receive two ordinary shares.

THE OFFER AND LISTING

(b)

Under the terms of the DLC structure, for each existing BHP Billiton Limited share held on July 5, 2001, the holder was entitled to 1.0651 additional BHP Billiton Limited shares.  Accordingly historical share prices have been restated to reflect this change.

          The total market capitalisation of BHP Billiton Limited at February 28, 2003 was A$34.3 billion which represented approximately 5.6% of the total market capitalisation of all Australian based companies listed on the ASX.  The closing price for BHP Billiton Limited ordinary shares on the ASX on such date was A$9.15.

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

          Subject to the payment of prior ranking amounts owed to the creditors of BHP Billiton Plc and prior ranking statutory entitlements, the assets of BHP Billiton Plc to be distributed on a winding-up shall be distributed to the holders of shares in the following order of priority:

•

to the holders of the cumulative Preference Shares, the repayment of a sum equal to the nominal capital paid up or credited as paid up on the cumulative Preference Shares held by them and accrual, if any, of the Preferential Dividend whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding up; and

•

to the holders of the BHP Billiton Plc Ordinary Shares and to the holders of the Billiton Special Voting Share and the Equalization Share, the payment out of surplus, if any, remaining after the distribution

ADDITIONAL INFORMATION

under the previous bullet point above of an equal amount for each Billiton Ordinary Share, the Billiton Special Voting Share and the Equalization Share, if issued, subject to a maximum in the case of the Billiton Special Voting Share and the Equalization Share of the nominal capital paid up on such shares.

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

          As described under “DLC Structure”, the arrangements establishing BHP Billiton as a DLC require that there be equitable treatment of BHP Billiton Limited shareholders and BHP Billiton Plc shareholders and, in particular, that any distribution which benefits only one set of such shareholders be accompanied by an appropriate adjustment in favor of the other set of shareholders to reflect the value distributed (the matching action).  BHP Billiton Plc shareholders were not entitled to receive BHP Steel Limited shares and received an issue of bonus BHP Billiton Plc shares under the matching action.

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

          The general terms of each of these agreements are set forth below.  The effect of each of the agreements and the manner in which they operate are described in more detail under “DLC Structure”.

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

(b)

the Directors of BHP Billiton Limited and BHP Billiton Plc shall, in addition to their duties to the company concerned, have regard to the interests of holders of BHP Billiton Limited shares and holders of BHP Billiton Plc shares as if the two companies were a single unified economic entity and for that

ADDITIONAL INFORMATION

purpose the Directors of each company shall take into account in the exercise of their powers the interests of the shareholders of the other; and

(c)

the DLC equalization principles governing the economic rights of one BHP Billiton Limited share to one BHP Billiton Plc share, must be observed.  The equalization principles are described in more detail under “Organisational Structure – Equalization of Economic and Voting Rights”.

          Special Voting Shares Deed

          The Special Voting Shares Deed has been entered into between BHP, Billiton, BHP Special Voting Company (as holder of the BHP Special Voting Share), Billiton Special Voting Company (as holder of the Billiton Special Voting Share) and the Special Voting Company Owner as legal and beneficial owner of all of the shares of the Special Voting Companies.

          The Special Voting Shares Deed regulates the manner in which the BHP Special Voting Company and Billiton Special Voting Company will exercise the votes attaching to the BHP Special Voting Share and the Billiton Special Voting Shares, as described under “DLC Structure”.

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

ADDITIONAL INFORMATION

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

          Australia and the United States signed a protocol on September 27, 2001 amending the Australian Treaty that would, if ratified by both countries, become effective no earlier than July 1, 2003.

          The UK and the United States entered into a new double tax convention (the New UK Treaty) on March 31, 2003.  The New UK Treaty will generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after May 1, 2003; there are different dates for other provisions of the New UK Treaty.  However, a US holder is entitled to elect to have the Treaty apply in its entirety for an additional twelve month period beyond the date the New Treaty would otherwise apply.  In the case of withholding taxes, the election would result in the Treaty applying to any amounts paid or credited on or before March 31, 2004.  Because this election would result in all of the provisions of the Treaty applying with respect to the electing US holder for an additional 12 month period, a US holder should carefully consider whether or not to make this election.

          We recommend that holders of ordinary shares or ADSs consult their own tax advisors regarding the Australian tax, UK, US federal, state and local tax and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.

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

     United States Taxation

          This section describes the material US federal income tax consequences of a US holder of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes.  This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of BHP Billiton Limited, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the US dollar.

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

          Dividends

          Under the US federal income tax laws, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Limited out of its current or accumulated earnings and profits (as determined for US federal income tax purposes).  The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it.  The dividend is ordinary income that the holder must include in income when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.  The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.  The amount of the dividend distribution that the holder must include in its income will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in the holder’s income, regardless of whether the payment is in fact converted into US dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into US dollars will be treated as ordinary income or loss.  The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes.  Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

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

          If the US holder makes the election (described above) to have the UK Treaty apply for an additional 12 month period, the following provision of the UK Treaty would apply to dividends paid or credited on or before March 31, 2004. Under the UK Treaty (but not under the New UK Treaty) dividends to US holders carry a tax credit amount equal to 10 per cent of the aggregate of the dividend plus a notional credit amount.  The notional credit amount is one-ninth of the dividend.  An “eligible US holder” (as defined below) is entitled under the UK Treaty to receive a repayment of the tax credit amount, less a UK withholding tax amount of 15% of the aggregate of the dividend and the notional credit amount.  Since the withholding tax amount will exceed the tax credit amount, no repayment of the tax credit amount will be made to a US holder. See the discussion below, under “Shareholdings in BHP Billiton Plc-US Taxation-Dividends”, regarding the US federal income tax consequences to an eligible US holder that elects to be treated as having received the tax credit amount and as having paid the withholding tax amount.

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

          Transfers of ordinary shares to persons other than the Depository or its nominee will give rise to stamp duty or stamp duty reserve tax at the time of transfer.  The relevant rate is currently 0.5% of the amount payable for the shares.  The purchaser normally pays the stamp duty or stamp duty reserve tax.

     US Taxation

          This section describes the material US federal income tax consequences of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes.  This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of BHP Billiton Plc, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the US dollar.

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

          Dividends

          Under the US federal income tax laws, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes).  In addition, an eligible US holder that elects to apply the UK Treaty for an additional 12 month period following the date when the New Treaty would otherwise apply, and elects on Internal Revenue Service Form 8833 (Treaty-Based Return Position Disclosure) to be treated, with respect to the receipt of any dividend paid or credited on or before March 31, 2004, as having received the tax credit amount and as having paid the withholding tax amount (an “electing US holder”), would include the tax credit amount (not reduced by the withholding tax amount) in this gross amount even though the holder did not in fact receive it.

ADDITIONAL INFORMATION

          For calculation of the applicable tax credit amount and withholding tax amount, please refer to “Shareholdings in BHP Billiton Plc – UK Taxation – Dividends” above.  US holders should consult their own tax advisors regarding the procedure for, and tax consequences in their particular circumstances of, making such elections. The election to be treated as having received the tax credit amount and as having paid the withholding tax is not available under the New UK Treaty.  The dividend income of a US holder is ordinary income that the holder must include in income when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.  The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.  The amount of the dividend distribution that the holder must include in its income will be the US dollar value of the dividends actually received (plus, in the case of an electing US holder, the dividends deemed received) in pounds sterling, determined at the spot pounds sterling/US dollar rate on the date the dividend distribution is includible in the holder’s income, regardless of whether the payment is in fact converted into US dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into US dollars will be treated as ordinary income or loss.  The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes.  Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

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

          Under the New UK Treaty, US holders are not entitled to receive the tax credit amount and accordingly there is no imposition of UK withholding tax and no associated US foreign tax credit.

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

          BHP Billiton Limited files, and following the date of this annual report BHP Billiton Plc will file, annual and special reports and other information with the SEC.  You may read and copy any document that either BHP Billiton Limited or BHP Billiton Plc files at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 or access the SEC website (www.sec.gov) for further information.  American depositary shares representing ordinary shares of BHP Billiton Limited are listed on the New York Stock Exchange, and its ordinary shares are listed on the Australian Stock Exchange.  The ordinary shares of BHP Billiton Plc are

ADDITIONAL INFORMATION

admitted to the Official List of the Financial Services Authority in its capacity as competent authority under the Financial Services Act 1986, referred to as the UK Listing Authority, and the London Stock Exchange Plc for trading on the London Stock Exchange’s market for listed securities.  You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the New York Stock Exchange and the Australian Stock Exchange, and about BHP Billiton Plc that it has filed pursuant to the rules of the UK Listing Authority, at those exchanges or authority.

I.	Subsidiary Information

          A list of the major BHP Billiton entities, together with their place of incorporation and percentage ownership is listed in Note 1 to the BHP Billiton Group Annual Financial Statements.  Furthermore, a list of the BHP Billiton Limited and BHP Billiton Plc subsidiaries is provided under exhibit 8.1 of this annual report.

J.	Enforcement of Civil Liabilities

          BHP Billiton Plc is a public limited company incorporated under the laws of England and Wales.  BHP Billiton Limited is a corporation organized under the laws of the Commonwealth of Australia. Substantially all the directors and officers of these companies, and some of the experts named in this document, reside outside the United States, principally in Australia. A substantial portion of the assets of these companies, and the assets of the directors, officers and experts, is located outside the United States. Therefore, you may not be able to effect service of process within the United States upon these companies or persons so that you may enforce judgments of United States courts against them based on the civil liability provisions of the United States federal securities laws.  In addition, there are doubts as to the ability of an investor to bring an original action in an Australian or United Kingdom court to enforce liabilities against us or any person based on US federal securities laws.

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

Exhibit 1 - Constitution

1.1	Constitution of BHP Billiton Limited.*

1.2	Articles of Association of BHP Billiton Plc.*

Exhibit 4 – Material Contracts

4.1

DLC Merger Implementation Deed, dated March 19, 2001, between BHP Limited and Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.2

DLC Structure Sharing Agreement, dated June 29, 2001, between BHP Limited and Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.3

SVC Special Voting Shares Deed, dated June 29, 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.4

SVC Special Voting Shares Amendment Deed, dated August 13, 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.5

Deed Poll Guarantee, dated June 29, 2001, of BHP Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.6

Deed Poll Guarantee, dated June 29, 2001, of Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.7

Implementation Deed, dated August 26, 2000, between The Broken Hill Proprietary Company Limited and OneSteel Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.8

Terms of Employment, dated November 2, 1998, between The Broken Hill Proprietary Company Limited and Paul M. Anderson (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.9

Letter agreement and terms of employment, dated November 17, 1998, between R. J. McNeilly and The Broken Hill Proprietary Company Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.10

Service Agreement, dated June 29, 2001 between Brian P. Gilbertson and Billiton Services Jersey Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.11

Service Agreement, dated June 29, 2001, between Brian P. Gilbertson and Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.12

Service Agreement, dated June 29, 2001, between Brian P. Gilbertson and BHP Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.13

Service Agreement, dated July 12, 2001, between Brian P. Gilbertson and Billiton International Services Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.14	Contract of Employment dated March 23, 1999 between The Broken Hill Proprietary Company Limited and Charles W. Goodyear.*

4.15	Secondment Agreement dated December 21, 2001 between BHP Billiton Limited, Charles W. Goodyear and Billiton International Services Limited.*

4.16	Secondment Agreement dated December 21, 2001 between BHP Billiton Limited, Charles W. Goodyear and BHP Billiton Plc.*

4.17	Implementation Deed dated May 10, 2002 between BHP Billiton Limited and BHP Steel Limited.*

4.18	Services Agreement, dated November 4, 1998, between Ian Fraser and Billiton Plc, as amended by a letter dated June 11, 2002, to Ian Fraser from Brian Gilbertson.*

4.19	Employment letter, dated December 12, 2001, to Brad A. Mills from Mike Salamon regarding the terms and conditions of employment of Brad Mills as President, Base Metals.*

Exhibit 8 – List of Subsidiaries

8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc.*

Exhibit 99 – Other

99.1	Letter from BHP Billiton Limited to the US Securities and Exchange Commission concerning Arthur Andersen.*

*	Previously filed on December 23, 2002.

**	Previously filed on November 19, 2001.

Index to consolidated financial statement

BHP Billiton Group Annual Financial Statements for the Three years ended 30 June 2002 (excluding the Consolidated Balance Sheet for the year ended 30 June 2000)

Report of Independent Accountants	F-2

Consolidated Profit and Loss Account	F-6

Consolidated Statement of Total Recognized Gains and Losses	F-8

Consolidated Balance Sheet	F-9

Consolidated Statement of Cash Flows	F-10

Dual Listed Companies Structure and Basis of Preparation of Financial Statements	F-12

Accounting Policies	F-14

Notes to Financial Statements	F-22

BHP Billiton Group Unaudited Interim Financial Information for the Two half years ended 31 December 2002 and 2001

Consolidated Profit and Loss Account	F-151

Consolidated Balance Sheet	F-154

Consolidated Statement of Total Recognized Gains and Losses	F-154

Consolidated Statement of Cash Flows	F-155

Notes to Interim Financial Statements	F-157

BHP Billiton Plc Group Annual Financial Statements for the Three years ended 28 June 2001, 30 June 2000 and 30 June 1999

Independent Auditors’ Report	F-189

Consolidated Profit and Loss Account	F-191

Consolidated Statement of Total Recognized Gains and Losses	F-192

Consolidated Statement of Cash Flows	F-193

Notes to the Financial Statements	F-194

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

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America.  Application of generally accepted accounting principles in the United States of America would have affected the financial position of BHP Billiton Group at June 30, 2002, and the results of its operations and its cash flows for the year ended June 30, 2002 to the extent summarised in Note 35 – US Generally Accepted Accounting Principles (as restated – refer note 35(Y)) – to the consolidated financial statements.

/s/ KPMG AUDIT PLC	/s/ KPMG
KPMG Audit Plc	KPMG
London	Melbourne
October 24, 2002 (except for notes 32 and note 35, for which the date is March 20, 2003)	October 24, 2002 (except for notes 32 and note 35, for which the date is March 20, 2003)

/s/ PRICEWATERHOUSECOOPERS	/s/ PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers	PricewaterhouseCoopers
London	Melbourne
October 24, 2002 (except for notes 32 and note 35, for which the date is March 20, 2003)	October 24, 2002 (except for notes 32 and note 35, for which the date is March 20, 2003)

Report of Independent Accountants

To the Members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheet of the BHP Billiton Group as of June 30, 2001 and the related consolidated statements of profit and loss, total recognised gains and losses and cash flows for each of the two years in the period ended June 30, 2001.  These financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of BHP Billiton Limited, which statements reflect total assets of A$29,187 million and A$29,344 million as of June 30, 2001 and June 30, 2000, respectively, and total revenues of A$22,479 million and A$21,924 million for each of the two years in the period ended June 30, 2001, which financial statements were prepared in accordance with Australian generally accepted accounting principles.  Those statements were audited by other auditors, who have ceased operations, whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for BHP Billiton Limited, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BHP Billiton Group at June 30, 2001, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United Kingdom.

As stated in the accounting policies, on June 29, 2001 BHP Billiton Limited entered into a business combination with BHP Billiton Plc.  The accompanying financial statements give retroactive effect to the merger of BHP Billiton Limited  and BHP Billiton Plc and their respective subsidiaries (together “the BHP Billiton Group”).

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America.  Application of generally accepted accounting principles in the United States of America (“U.S. GAAP”) would have affected the financial position of BHP Billiton Group at June 30, 2001, and the  results of its operations for each of the two years in the period ended June 30, 2001 to the extent summarised in Note 35 to the consolidated financial statements. As discussed in note 35(T), the BHP Billiton Group changed its method of accounting for the costs associated with completion of the spin-off of OneSteel Limited and restated the U.S. GAAP information for 2001. The report of the other auditors, who have ceased operations, also includes an explanatory paragraph on this matter.

/s/ PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers
London
September 3, 2001 (except Note 35 as to which the date is March 22, 2002)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Independent Audit Report

To the members of BHP Billiton Limited:

Scope

We have audited the financial report of BHP Billiton Limited for the year ended 30 June 2001 and 30 June 2000 as set out on pages.  The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at 30 June 2001 and 30 June 2000 or from time to time during the financial years.  The company’s Directors are responsible for the financial report.  We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

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

Reconciliation to United States Accounting Principles

Accounting practices used by BHP Billiton Limited in preparing the financial report conform with accounting principles generally accepted in Australia but do not conform with accounting principles generally accepted in the United States.  A description of these differences and a complete reconciliation of consolidated net profit and total equity to accounting principles generally accepted in the United States is set forth in note 50. As explained in note 50, BHP Billiton Limited has given retroactive effect to the change in accounting for spin-off costs incurred in the spin-off of subsidiary companies.

/s/ ARTHUR ANDERSEN
Arthur Andersen - Chartered Accountants

/s/ G A HOUNSELL
G A Hounsell – Partner

Dated at Melbourne this 3rd day of September 2001 (except with respect to the revision to note 50, as to which the date is the 22nd day of March 2002).

This audit report is a copy of the previously issued Arthur Andersen independent audit report and has not been reissued by Arthur Andersen. The financial report for BHP Billiton Limited for the year ended 30 June 2001 and 2000 prepared in accordance with Australian GAAP is not included separately in this filing.

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
Consolidated Statement of Cash Flows
Dual Listed Companies Structure and Basis of Preparation of Financial Statements
Accounting Policies

Notes to Financial Statements

Note 1.	Principal Subsidiaries, Joint Venture, Associates and Joint Arrangements
Note 2.	Exceptional Items
Note 3.	Discontinued Operations
Note 4.	Analysis by Business Segment
Note 5.	Analysis by Geographical Segment
Note 6.	Reconciliation of Net Operating Assets
Note 7.	Net Operating Costs
Note 8.	Net Interest and Similar Items (Payable)/Receivable
Note 9.	Employees
Note 10.	Taxation
Note 11.	Dividends
Note 12.	Earnings Per Share
Note 13.	Intangible Fixed Assets
Note 14.	Tangible Fixed Assets
Note 15.	Fixed Asset Investments
Note 16.	Stocks
Note 17.	Debtors
Note 18.	Current Asset Investments
Note 19.	Creditors – Amounts Falling Due Within One Year
Note 20.	Creditors – Amounts Falling Due After More Than One Year
Note 21.	Provisions For Liabilities and Charges
Note 22.	Called Up Share Capital and Contributed Equity
Note 23.	Employee Share Ownership Plans
Note 24.	Reserves
Note 25.	Reconciliation of Movements in Shareholders’ Funds
Note 26.	Significant Acquisitions and Disposals
Note 27.	Commitments
Note 28.	Pensions and Post-Retirement Medical Benefits
Note 29.	Analysis of Movements in Net Debt
Note 30.	Financial Instruments
Note 31.	Related Parties
Note 32.	Contingent Liabilities
Note 33.	BHP Billiton Plc (Unconsolidated Parent Company)
Note 34.	Remuneration
Note 35.	US Generally Accepted Accounting Principles Disclosures
Note 36.	Supplementary Oil and Gas Information (Unaudited)

These financial statements incorporate disclosure requirements under both UK and US generally accepted accounting principles.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account
for the years ended 30 June

		2002			2001			2000

	Notes	Excluding exceptional items US$M	Exceptional items (note 2) US$M	Including exceptional items US$M	Excluding exceptional items US$M	Exceptional items (note 2) US$M	Including exceptional items US$M	Excluding exceptional items US$M	Exceptional items (note 2) US$M	Including exceptional items US$M

Turnover (including share of joint ventures and associates)	4,5	17 778	—	17 778	19 079	—	19 079	18 402	—	18 402
less Share of joint ventures’ and associates’ turnover included above	4,5	(1 872)	—	(1 872)	(1 290)	—	(1 290)	(987)	—	(987)

Group turnover	4,5	15 906	—	15 906	17 789	—	17 789	17 415	—	17 415

Continuing operations		13 562	—	13 562	14 771	—	14 771	12 744	—	12 744
Discontinued operations	3	2 344	—	2 344	3 018	—	3 018	4 671	—	4 671

Net operating costs (a)	7	(13 192)	(111)	(13 303)	(14 551)	(60)	(14 611)	(14 777)	(695)	(15 472)

Group operating profit/(loss)		2 714	(111)	2 603	3 238	(60)	3 178	2 638	(695)	1 943

Continuing operations		2 655	(111)	2 544	3 005	(38)	2 967	2 274	(695)	1 579
Discontinued operations	3	59	—	59	233	(22)	211	364	—	364

Share of operating profit/(loss) of joint ventures and associates (b)		340	—	340	281	(634)	(353)	239	—	239

Operating profit/(loss) (including share of profit of joint ventures and associates)		3 054	(111)	2 943	3 519	(694)	2 825	2 877	(695)	2 182

Continuing operations		2 984	(111)	2 873	3 284	(672)	2 612	2 485	(695)	1 790
Discontinued operations	3	70	—	70	235	(22)	213	392	—	392

Income from other fixed asset investments
Continuing operations		37	—	37	28	—	28	17	—	17
Discontinued operations	3	1	—	1	4	—	4	3	—	3
Profit on sale of fixed assets
Continuing operations		13	—	13	71	128	199	123	—	123
Discontinued operations	3	15	—	15	1	—	1	1	—	1
Profit/(loss) on sale of subsidiaries
Continuing operations		68	—	68	4	—	4	6	131	137
Discontinued operations	3	—	—	—	—	—	—	—	(135)	(135)
Loss on termination of operations
Continuing operations (c)		—	(101)	(101)	—	(430)	(430)	—	—	—
Costs of fundamental reorganisation
Continuing operations		—	—	—	—	—	—	—	(43)	(43)
Discontinued operations	3	—	—	—	—	—	—	—	(18)	(18)
Merger transaction costs
Continuing operations		—	—	—	—	(92)	(92)	—	—	—
Net interest and similar items payable
Group	8	(212)	—	(212)	(407)	(6)	(413)	(446)		(446)
Joint ventures and associates	8	(37)	—	(37)	(63)	—	(63)	(43)	—	(43)

Profit before taxation	4,5	2 939	(212)	2 727	3 157	(1 094)	2 063	2 538	(760)	1 778
Taxation	10	(958)	(32)	(990)	(943)	132	(811)	(774)	523	(251)

Profit after taxation		1 981	(244)	1 737	2 214	(962)	1 252	1 764	(237)	1 527
Equity minority interests		(47)	—	(47)	(25)	302	277	(21)	—	(21)

Profit for the financial year (attributable profit)		1 934	(244)	1 690	2 189	(660)	1 529	1 743	(237)	1 506

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account continued
for the years ended 30 June

		2002			2001			2000

	Notes	Excluding exceptional items US$M	Exceptional items (note 2) US$M	Including exceptional items US$M	Excluding exceptional items US$M	Exceptional items (note 2) US$M	Including exceptional items US$M	Excluding exceptional items US$M	Exceptional items (note 2) US$M	Including exceptional items US$M

Profit for the financial year (attributable profit)		1 934	(244)	1 690	2 189	(660)	1 529	1 743	(237)	1 506
Dividends to shareholders	11	(784)	—	(784)	(754)	—	(754)	(788)	—	(788)

Retained profit for the financial year	24	1 150	(244)	906	1 435	(660)	775	955	(237)	718

Earnings per ordinary share (basic) (US cents) (e)	12	32	(4)	28	37	(11)	26	30	(4)	26
Earnings per ordinary share (diluted) (US cents) (e)	12	32	(4)	28	37	(11)	26	30	(4)	26

Dividend per ordinary share	11
BHP Billiton Plc (US cents)				13.00			12.00			11.25
BHP Billiton Limited (US cents)				13.00
BHP Billiton Limited (Australian cents) (d)							24.70			24.70

(a)	In the year ended 30 June 2000, the exceptional operating costs relate to the impairment of HBI Western Australia.
(b)	In the year ended 30 June 2001, the exceptional share of operating losses of joint ventures and associates includes the impairment of HBI Venezuela (US$520 million).
(c)	In the year ended 30 June 2001, the exceptional loss on termination of operations relates to the Ok Tedi copper mine.
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

Consolidated Statement of Total Recognised Gains and Losses
for the years ended 30 June

	Group			Joint ventures and associates (a)			Total

	2002	2001	2000	2002	2001	2000	2002	2001	2000
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Attributable profit for the financial year	1 465	1 964	1 367	225	(435)	139	1 690	1 529	1 506
Exchange gains and losses on foreign currency net investments (b)	25	(712)	(469)	—	(51)	(33)	25	(763)	(502)

Total recognised gains/(losses) for the year	1 490	1 252	898	225	(486)	106	1 715	766	1 004

(a)	Included in joint ventures’ and associates’ attributable profit is a profit of US$26 million (2001: US$12 million; 2000: US$nil) relating to associated companies.
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

Consolidated Balance Sheet
at 30 June

	Notes	2002 US$M	2001 US$M

Fixed assets
Intangible assets
Goodwill	13	42	95
Negative goodwill	13	(33)	(36)

		9	59
Tangible assets	14	20 179	19 231
Investments
Joint ventures – share of gross assets		2 902	2 816
Joint ventures – share of gross liabilities		(1 434)	(1 805)

	15	1 468	1 011

Associates	15	85	58
Loans to joint ventures and associates and other investments	15	987	911

		22 728	21 270

Current assets
Stocks	16	1 457	1 675
Debtors
Amounts due within one year	17	2 554	2 547
Amounts due after one year	17	1 197	1 036

	17	3 751	3 583

Investments	18	117	215
Cash including money market deposits	29	1 499	1 285

		6 824	6 758
Creditors – amounts falling due within one year	19	(6 229)	(5 235)

Net current assets		595	1 523

Total assets less current liabilities		23 323	22 793
Creditors – amounts falling due after more than one year	20	(5 987)	(7 054)
Provisions for liabilities and charges	21	(4 654)	(4 019)

Net assets		12 682	11 720
Equity minority interests		(326)	(380)

Attributable net assets		12 356	11 340

Capital and reserves
Called up share capital – BHP Billiton Plc (nominal value US$0.50 each; 3 000 000 000 authorised; 680 852 115 unissued)	22	1 160	1 160
Share premium account	24	592	592
Contributed equity – BHP Billiton Limited	22	3 143	3 039
Profit and loss account	24	7 461	6 549

Equity shareholders’ funds	25	12 356	11 340

Commitments, Contingent Liabilities	27, 32

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows
for the years ended 30 June

	2002	2001	2000
	US$M	US$M	US$M

Net cash inflow from Group operating activities (a)	4 641	4 805	4 444

Dividends received from joint ventures and associates	149	154	127

Interest paid	(496)	(587)	(699)
Dividends paid on redeemable preference shares	(35)	(69)	(47)
Interest received	156	132	95
Other dividends received	38	39	23
Dividends paid to minorities	(20)	(50)	(34)

Net cash outflow from returns on investments and servicing of finance	(357)	(535)	(662)

Taxes paid	(606)	(587)	(532)
Refund of taxes paid	91	—	—

Taxation	(515)	(587)	(532)

Available cash flow	3 918	3 837	3 377

Purchases of tangible fixed assets	(2 481)	(3 038)	(1 483)
Exploration expenditure	(390)	(341)	(261)
Disposals of tangible fixed assets	200	339	482
Purchase of investments and funding of joint ventures	(182)	(677)	(282)
Sale of investments and repayments by joint ventures	232	82	165

Net cash outflow from capital expenditure and financial investment	(2 621)	(3 635)	(1 379)

Investment in subsidiaries	(45)	(1 567)	(8)
Sale of subsidiaries	190	372	483
Net cash acquired with subsidiary	—	117	—
Cash transferred on disposal	(45)	(61)	(25)
Investment in joint ventures	(208)	(482)	—
Disposal of joint venture	70	193	8

Net cash (outflow)/inflow for acquisitions and disposals	(38)	(1 428)	458

Equity dividends paid	(811)	(751)	(361)

Net cash flow before management of liquid resources and financing	448	(1 977)	2 095

Net cash inflow/(outflow) from management of liquid resources	157	242	(252)

Redeemable preference shares	(423)	(425)	(484)
Finance lease obligations	(28)	(4)	(35)
Debt due within one year – repayment of loans	(1 344)	(668)	(416)
Debt due within one year – drawdowns	1 657	849	396
Debt due after one year – repayment of loans	(2 722)	(998)	(2 473)
Debt due after one year – drawdowns	2 318	2 072	1 363

Net cash (outflow)/inflow from debt and finance leases	(542)	826	(1 649)
Share repurchase scheme – BHP Billiton Plc	—	194	(2)
Share buy-back scheme – BHP Billiton Limited	(19)	—	—
Issue of shares	104	743	134

Net cash (outflow)/inflow from financing	(457)	1 763	(1 517)

Increase in cash in the year	148	28	326

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows continued
for the years ended 30 June

		2002	2001	2000
	Notes	US$M	US$M	US$M

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year		148	28	326
Cash flow from debt and finance leases		542	(826)	1 649
Cash flow from management of liquid resources		(157)	(242)	252

Decrease/(increase) in net debt arising from cash flows		533	(1 040)	2 227
Increase in debt from acquisition and disposal of subsidiaries	29	—	(665)	—
Other non-cash movements	29	—	—	7
(Increase)/decrease in debt from exchange adjustments	29	(34)	476	489

Decrease/(increase) in net debt		499	(1 229)	2 723
Net debt at beginning of year	29	(7 321)	(6 092)	(8 815)

Net debt at end of year	29	(6 822)	(7 321)	(6 092)

(a)		Net cash inflow from Group operating activities

	2002	2001	2000
	US$M	US$M	US$M

Operating profit	2 603	3 178	1 943
Proceeds from gas sales contract renegotiation	—	—	146
Merger transaction costs	—	(92)	—
Payments relating to HBI Venezuela guarantee	—	(310)	—
Depreciation and amortisation	1 727	1 672	1 748
Impairment of assets	119	34	695
Employee share awards	28	46	10
Net exploration charge	243	250	216
Loss on sale of fixed assets	—	21	2
(Increase)/decrease in stocks	(11)	41	111
(Increase) in debtors	(346)	(141)	(16)
Increase/(decrease) in creditors	292	115	(144)
(Decrease)/increase in provisions	(49)	28	(278)
Other movements	35	(37)	11

Net cash inflow from Group operating activities	4 641	4 805	4 444

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

Accounting Policies continued

Exchange rates

The following exchange rates have been applied in these financial statements.

	2002 Average	2001 Average	2000 Average	As at 30 June 2002	As at 30 June 2001

Versus US dollar
South African rand	10.03	7.16	6.34	10.25	8.08
Australian dollar	1.91	1.87	1.59	1.77	1.98
Brazilian real	2.50	2.01	1.83	2.82	2.30
Chilean peso	672	577	523	698	632
Colombian peso	2 487	2 233	1 957	2 399	2 297
Canadian dollar	1.56	1.52	1.48	1.50	1.52

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

NOTE 1. PRINCIPAL SUBSIDIARIES, JOINT VENTURE, ASSOCIATES AND JOINT ARRANGEMENTS continued

Joint ventures

The principal joint ventures of the BHP Billiton Group are as follows:

			BHP Billiton Group’s effective interest

Name	Country of incorporation	Principal activity	30 June 2002%	30 June 2001%

Minera Antamina SA	Peru	Copper and zinc mining	34	34
Carbones del Cerrejon SA	Colombia	Coal mining	33	33
Cerrejon Zona Norte SA	Colombia	Coal mining	33	17
Columbus Joint Venture (a)	South Africa	Stainless steel production	—	20
Highland Valley Copper	Canada	Copper mining	34	34
North Star BHP Steel (b)	US	Steel manufacturing – flat products	50	50
Orinoco Iron C.A.	Venezuela	HBI production	50	50
Richards Bay Minerals (c)	South Africa	Titanium dioxide and mineral sands	50	50
Samarco Mineracao SA	Brazil	Iron ore mining	50	50
South Blackwater	Australia	Coal mining	50	—
Integris Metals (refer note 26)	US	Metals distribution	50	—

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

NOTE 1. PRINCIPAL SUBSIDIARIES, JOINT VENTURE, ASSOCIATES AND JOINT ARRANGEMENTS continued

Proportionally included joint arrangements

The principal joint arrangements in which the BHP Billiton Group has an interest and which are proportionally included in the financial statements are as follows:

			BHP Billiton Group’s effective interest

Name	Country of incorporation	Principal activity	30 June 2002%	30 June 2001%

Bass Strait	Australia	Hydrocarbons production and exploration	50	50
Laminaria	Australia	Hydrocarbons production and exploration	25-33	25-33
Griffin	Australia	Hydrocarbons production and exploration	45	45
North West Shelf	Australia	Hydrocarbons production and exploration	8-17	8-17
Bruce	United Kingdom	Hydrocarbons production and exploration	16	16
Keith	United Kingdom	Hydrocarbons production and exploration	32	32
Liverpool Bay	United Kingdom	Hydrocarbons production and exploration	46	46
Typhoon	US	Hydrocarbons production	50	50
West Cameron 76	US	Hydrocarbons exploration	34	34-78
Gulf of Mexico	US	Hydrocarbons exploration	5-100	5-100
Mamore	Bolivia	Hydrocarbons production	50	50
Ohanet	Algeria	Hydrocarbons development	45	45
ROD Integrated Development (a)	Algeria	Hydrocarbons development	38.75	45
Boukhechba	Algeria	Hydrocarbons exploration	50	50
Zamzama	Pakistan	Hydrocarbons exploration and development	38.5	48
Mt Newman	Australia	Iron ore mining	85	85
Mt Goldsworthy	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Ekati™	Canada	Diamond mining	80	77
Escondida	Chile	Copper mining	57.5	57.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Alumar	Brazil	– Alumina refining	36	36
		– Aluminium smelting	46	46
Billiton Suriname	Suriname	– Bauxite mining	76	76
		– Alumina refining	45	45
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Mozal	Mozambique	Aluminium smelting	47	47
Middelburg Mine	South Africa	Coal mining	83	83
Douglas Colliery	South Africa	Coal mining	83	83
Richards Bay Coal Terminal	South Africa	Coal exporting	37	40
Rietspruit Mine	South Africa	Coal mining	50	50
Wallarah Colliery	Australia	Coal mining	—	80

(a)	Previously shown as Blocks 401a/402a.

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

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 2. EXCEPTIONAL ITEMS continued

	Gross 2001 US$M	Tax 2001 US$M	Net 2001 US$M

Exceptional items by category continued
Employee share awards accelerated by merger
Aluminium	(8)	2	(6)
Base Metals	(1)	—	(1)
Carbon Steel Materials	(2)	2	—
Stainless Steel Materials	(9)	1	(8)
Energy Coal	(8)	2	(6)
Diamonds and Specialty Products	(6)	2	(4)
Group and unallocated items	(3)	1	(2)

	(37)	10	(27)

Total by category	(1 094)	132	(962)

Exceptional items by Customer Sector Group
Aluminium	53	(19)	34
Base Metals	(8)	2	(6)
Carbon Steel Materials	126	2	128
Stainless Steel Materials	(123)	31	(92)
Energy Coal	(34)	8	(26)
Diamonds and Specialty Products	(13)	3	(10)
Steel	(22)	7	(15)
Group and unallocated items	(1 067)	98	(969)
Net interest	(6)	—	(6)

Total by Customer Sector Group	(1 094)	132	(962)

	Gross 2000 US$M	Tax 2000 US$M	Net 2000 US$M

Exceptional items by category
Sale of subsidiaries
Steel
US West Coast Steel businesses (g)	(135)	2	(133)
Petroleum
PNG assets and Bolivia-Brazil pipeline	93	(1)	92
Group and unallocated items
BHP IT	38	—	38

	(4)	1	(3)

Costs of fundamental reorganisation (j)
Petroleum	(12)	4	(8)
Steel (g)	(18)	7	(11)
Group and unallocated items	(31)	10	(21)

	(61)	21	(40)

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

	2002 US$M	2001 US$M	2000 US$M

Profit and loss account
Turnover (including share of joint ventures)	2 550	3 214	4 889
less Share of joint ventures turnover included above	(206)	(196)	(218)

Group turnover	2 344	3 018	4 671
Net operating costs (a)	(2 285)	(2 807)	(4 307)

Group operating profit	59	211	364
Share of operating profit of joint ventures	11	2	28

Operating profit (including share of profit of joint ventures)	70	213	392
Income from other fixed asset investments	1	4	3
Profit on sale of fixed assets	15	1	1
Loss on sale of subsidiaries (b)	—	—	(135)
Costs of fundamental reorganization (c)	—	—	(18)

Profit before net interest and taxation	86	218	243

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

•	The sale by the BHP Billiton Group of the remaining 6 per cent of BHP Steel shares held by the Group.

The impact of these steps (which have been recorded in July 2002) is:

•	The BHP Billiton Group’s capital was reduced by approximately US$1 501 million, including approximately US$19 million of costs directly associated with the demerger;

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

	2002 US$M	2001 US$M

Balance sheet
Tangible assets	1 881	1 718
Investments	91	89
Current assets	759	741
Creditors falling due within one year	(345)	(281)
Creditors falling due after more than one year and provisions	(495)	(460)

	1 891	1 807
Equity minority interests	(21)	(14)

Attributable net assets	1 870	1 793

Net payments to the BHP Billiton Group by BHP Steel to settle intercompany loans (post 30 June 2002)	(294)

Estimated attributable net assets of BHP Steel to be demerged	1 576

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 4. ANALYSIS BY BUSINESS SEGMENT

	External turnover			Intersegment turnover			Profit before tax			Net operating assets (refer note 6)

	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M

Group including joint ventures and associates
Aluminium	2 857	2 971	2 357	—	—	—	492	523	438	4 727	4 730	3 216
Base Metals (a)	1 821	1 719	1 933	—	—	—	200	462	465	4 077	3 795	1 762
Carbon Steel Materials	3 140	3 165	2 611	166	184	215	1 084	918	548	2 573	2 387	2 936
Stainless Steel Materials (b)	868	994	1 156	—	—	—	3	72	204	1 663	1 736	1 747
Energy Coal	1 919	1 982	1 597	—	—	—	536	382	137	2 092	1 986	1 665
Diamonds and Specialty Products (b)	1 474	1 313	493	6	5	7	272	188	167	1 620	1 488	725
Petroleum	2 780	3 340	2 963	35	21	8	1 073	1 407	1 061	2 865	2 504	2 796
Steel (c)	2 643	3 427	5 080	142	333	313	101	270	402	2 133	2 130	3 913
Group and unallocated items (b)	276	168	212	219	41	117	(573)	(595)	(395)	644	956	1 515
Exceptional items							(212)	(1 088)	(760)

							2 976	2 539	2 267
Net interest							(249)	(476)	(489)

	17 778	19 079	18 402	568	584	660	2 727	2 063	1 778	22 394	21 712	20 275

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 4. ANALYSIS BY BUSINESS SEGMENT continued

	External turnover			Intersegment turnover			Profit before tax			Net operating assets (refer note 6)

	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M

Joint ventures and associates (d)
Aluminium	40	32	34	—	—	—	—	1	1	—	4	4
Base Metals (a)	424	90	6	—	—	—	56	25	—	1 062	1 122	—
Carbon Steel Materials	244	438	222	—	—	—	75	109	60	334	355	399
Stainless Steel Materials (b)	80	162	215	—	—	—	(3)	(11)	4	3	140	282
Energy Coal	129	83	—	—	—	—	35	16	—	646	393	—
Diamonds and Specialty Products (b)	749	269	276	—	—	—	165	162	155	674	296	309
Petroleum	—	—	—	—	—	—	—	—	—	25	—	—
Steel (c) (c)	206	196	218	—	—	—	12	2	28	172	245	278
Group and unallocated items (b)	—	20	16	—	—	—	—	(23)	(9)	—	—	414
Exceptional items							—	(634)	—

							340	(353)	239
Net interest							(37)	(63)	(43)

	1 872	1 290	987	—	—	—	303	(416)	196	2 916	2 555	1 686

	Turnover			Profit before tax

	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M

Trading activities included above (f)
Aluminium	1 006	1 014	687	13	14	21
Base Metals	24	13	97	—	—	(3)
Carbon Steel Materials	22	40	—	3	1	—
Stainless Steel Materials	9	6	—	1	—	—
Energy Coal	108	100	—	4	6	—
Diamonds and Specialty Products (b)	823	797	—	9	23	—

	1 992	1 970	784	30	44	18

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

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 5. ANALYSIS BY GEOGRAPHICAL SEGMENT

	Group			Joint ventures and associates			Total

	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M

Analysis by geographical market
Turnover
Continuing operations
Australia	1 613	1 432	1 217	5	2	3	1 618	1 434	1 220
Europe	3 929	3 810	2 927	366	329	203	4 295	4 139	3 130
Japan	1 941	2 411	2 219	137	120	51	2 078	2 531	2 270
South Korea	1 002	842	938	66	64	16	1 068	906	954
Other Asia	1 634	1 687	1 604	196	170	87	1 830	1 857	1 691
North America	1 575	2 363	1 742	769	240	252	2 344	2 603	1 994
Southern Africa	1 193	1 099	1 250	46	60	87	1 239	1 159	1 337
Rest of World	675	1 127	847	81	109	70	756	1 236	917

Total from continuing operations	13 562	14 771	12 744	1 666	1 094	769	15 228	15 865	13 513

Discontinued operations
Australia	1 339	1 657	2 858	—	—	—	1 339	1 657	2 858
Europe	112	163	161	—	—	—	112	163	161
Japan	17	34	49	—	—	—	17	34	49
South Korea	42	70	67	—	—	—	42	70	67
Other Asia	328	460	392	—	—	—	328	460	392
North America	185	258	650	206	196	218	391	454	868
Rest of World	321	376	494	—	—	—	321	376	494

Total from discontinued operations (a)	2 344	3 018	4 671	206	196	218	2 550	3 214	4 889

Total by geographical market	15 906	17 789	17 415	1 872	1 290	987	17 778	19 079	18 402

Analysis by geographical origin
Turnover
Continuing operations
Australia (b)	5 792	5 676	4 887	50	178	—	5 842	5 854	4 887
Europe (c)	2 049	1 907	1 147	—	—	—	2 049	1 907	1 147
North America	1 475	1 804	1 230	668	105	34	2 143	1 909	1 264
South America (d)	1 648	1 980	1 868	607	370	210	2 255	2 350	2 078
Southern Africa	2 355	2 666	2 794	341	441	525	2 696	3 107	3 319
Rest of World	243	738	818	—	—	—	243	738	818

Total from continuing operations	13 562	14 771	12 744	1 666	1 094	769	15 228	15 865	13 513

Discontinued operations
Australia (b)	1 887	2 400	3 612	—	—	—	1 887	2 400	3 612
Europe	31	80	—	—	—	—	31	80	—
North America	2	21	393	206	196	218	208	217	611
Rest of World	424	517	666	—	—	—	424	517	666

Total from discontinued operations (a)	2 344	3 018	4 671	206	196	218	2 550	3 214	4 889

Total by geographical origin	15 906	17 789	17 415	1 872	1 290	987	17 778	19 079	18 402

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance  with UK GAAP

NOTE 5. ANALYSIS BY GEOGRAPHICAL SEGMENT continued

	Group			Joint ventures and associates			Total

	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M	2002 US$M	2001 US$M	2000 US$M

Profit before tax
Continuing operations
Australia	1 628	1 753	447	27	(297)	—	1 655	1 456	447
Europe	127	191	264	—	—	1	127	191	265
North America	16	124	133	6	3	—	22	127	133
South America (d)	158	543	595	143	(99)	49	301	444	644
Southern Africa	559	460	322	153	38	161	712	498	483
Rest of World	73	(395)	52	—	—	—	73	(395)	52

Total from continuing operations	2 561	2 676	1 813	329	(355)	211	2 890	2 321	2 024

Discontinued operations
Australia	25	163	253	—	—	—	25	163	253
Europe	3	3	3	—	—	—	3	3	3
North America	10	(12)	(93)	11	2	28	21	(10)	(65)
Rest of World	37	62	52	—	—	—	37	62	52

Total from discontinued operations (a)	75	216	215	11	2	28	86	218	243

Net interest	(212)	(413)	(446)	(37)	(63)	(43)	(249)	(476)	(489)

Total by geographical origin	2 424	2 479	1 582	303	(416)	196	2 727	2 063	1 778

Net operating assets (refer note 6)
Continuing operations
Australia	6 578	6 654	6 521	3	—	—	6 581	6 654	6 521
Europe	621	731	727	—	—	—	621	731	727
North America	1 122	1 245	279	520	158	4	1 642	1 403	283
South America (d)	4 909	4 482	3 120	1 896	1 685	780	6 805	6 167	3 900
Southern Africa	3 804	3 844	3 859	325	467	624	4 129	4 311	4 483
Rest of World	368	332	750	—	—	—	368	332	750

Total from continuing operations	17 402	17 288	15 256	2 744	2 310	1 408	20 146	19 598	16 664

Discontinued operations
Australia	1 572	1 346	2 645	—	—	—	1 572	1 346	2 645
Europe	2	3	—	—	—	—	2	3	—
North America	—	51	75	172	245	278	172	296	353
Southern Africa	5	—	—	—	—	—	5	—	—
Rest of World	497	469	613	—	—	—	497	469	613

Total from discontinued operations (a)	2 076	1 869	3 333	172	245	278	2 248	2 114	3 611

Total by geographical origin	19 478	19 157	18 589	2 916	2 555	1 686	22 394	21 712	20 275

Turnover derived from intersegment transactions is immaterial.

(a)	Refer note 3.
(b)

Export sales from Australia amounting to US$4 774 million, US$4 998 million and US$4 501 million are included in Australia for 2002, 2001 and 2000 respectively. Approximately 26 per cent, 25 per cent and 25 per cent of such sales during 2002, 2001 and 2000, respectively, were to customers in Japan.

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

NOTE 6. RECONCILIATION OF NET OPERATING ASSETS

	Group		Joint ventures and associates		Total

	2002 US$M	2001 US$M	2002 US$M	2001 US$M	2002 US$M	2001 US$M

Net operating assets (refer notes 4 and 5)	19 478	19 157	2 916	2 555	22 394	21 712
Cash, including money market deposits	1 499	1 285	136	60	1 635	1 345
Debt	(8 321)	(8 606)	(909)	(980)	(9 230)	(9 586)
Corporation tax	(526)	(359)	(29)	(12)	(555)	(371)
Dividends payable	(402)	(421)	—	—	(402)	(421)
Deferred tax	(1 107)	(881)	(73)	(116)	(1 180)	(997)
Tax recoverable	20	38	—	—	20	38
Shareholder loans	488	438	(488)	(438)	—	—

Net assets	11 129	10 651	1 553	1 069	12 682	11 720

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance  with UK GAAP

NOTE 7. NET OPERATING COSTS

	2002 US$M	2001 US$M	2000 US$M

Change in stocks of finished goods and work in progress	(99)	(37)	30
Raw materials and consumables	3 240	2 521	2 403
Staff costs	2 035	2 115	2 269
Amortisation of goodwill and negative goodwill	3	6	10
Depreciation of tangible fixed assets	1 724	1 666	1 738
Impairment charge	119	34	695
Loss on sale of fixed assets and joint ventures	—	21	2
Other operating income	(163)	(206)	(156)
Other operating charges	6 444	8 491	8 481

Group (a)	13 303	14 611	15 472
Joint ventures and associates	1 532	1 643	748

Operating costs including joint ventures and associates	14 835	16 254	16 220

Other operating charges include the following:
Operating lease charges:
Land and buildings	24	49	59
Plant and equipment	79	158	107
Other lease charges	125	96	11

	228	303	177

Audit fees payable by the BHP Billiton Group to:
Joint auditors of BHP Billiton Plc (including overseas firms)	6	5	3
Other audit firms	4	3	4

	10	8	7

Fees payable by the BHP Billiton Group to auditors for other services (b)
Joint auditors of BHP Billiton Plc (including overseas firms) (c)
Information systems design and implementation	6	—	—
Other services	9	20	10
Other audit firms
Other services	4	6	3

	19	26	13

(a)	Includes net operating costs attributable to discontinued operations as follows:

	2002 US$M	2001 US$M	2000 US$M

Change in stocks of finished goods and work in progress	3	—	5
Raw materials and consumables	946	1 162	1 783
Staff costs	506	622	954
Amortisation of goodwill	—	3	3
Depreciation of tangible fixed assets	132	159	269
Other operating charges	698	861	1 293

	2 285	2 807	4 307

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

The average number of employees, which excludes joint ventures’ and associates’ employees and includes Executive Directors, during the period was as follows:
Aluminium	5 246	5 045	4 615
Base Metals	4 580	3 456	2 472
Carbon Steel Materials	6 380	6 232	8 442
Stainless Steel Materials	5 451	5 861	6 831
Energy Coal	10 373	12 952	15 614
Diamonds and Specialty Products	1 754	2 685	896
Petroleum	1 770	1 744	1 877
Steel (refer note 3)	12 269	16 627	23 642
Group and unallocated items	3 214	4 351	5 102

	51 037	58 953	69 491

	2002 US$M	2001 US$M	2000 US$M

The aggregate payroll expenses of those employees was as follows:
Wages, salaries and redundancies	1 843	1 903	2 078
Employee share awards	28	46	10
Social security costs	28	34	17
Pension and other post-retirement benefit costs (refer note 28)	136	132	164

	2 035	2 115	2 269

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

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 10. TAXATION continued

	2002 US$M	2001 US$M	2000 US$M

Factors affecting tax charge for the period
The tax assessed is different than the standard rate of corporation tax in the UK (30%).
The differences are explained below:
Profit on ordinary activities before tax	2 727	2 063	1 778

Tax on profit at UK rate of 30%	818	619	533

Permanent differences
Investment and development allowance	(10)	(19)	(29)
Amounts over provided in prior years	(23)	5	(83)
Recognition of prior year tax losses	(103)	(133)	(99)
Non-deductible accounting depreciation and amortisation	54	32	31
Non-deductible dividends on redeemable preference shares	13	24	30
Non tax-effected operating losses	69	47	16
Tax rate differential on non-UK income	(1)	57	(4)
Non tax-effected capital gains	(12)	(63)	(12)
Foreign expenditure including exploration not presently deductible	16	57	41
South African secondary tax on companies	48	46	24
Foreign exchange gains and other translation adjustments	(2)	(113)	(11)
Non-deductible merger transaction costs	—	28	—
Tax rate changes	59	(22)	(119)
Investment and asset impairments	32	176	33
Finalisation of funding arrangements	—	—	(153)
Other	32	70	53

Total permanent differences	172	192	(282)

Deferred tax movements taken to the profit and loss account
Capital allowances for the period (more)/less than depreciation	(176)	79	25
Exploration expenditure	(114)	28	157
Employee entitlements	(29)	(72)	(60)
Restoration and rehabilitation	4	(32)	(12)
Resource rent tax	17	19	(4)
Deferred income	—	(16)	22
Other provisions	(77)	(10)	(1)
Foreign exchange losses/(gains)	(5)	24	(75)
Foreign tax	(39)	41	56
Tax losses	48	(228)	355
Other	153	217	(30)

Total timing differences	(218)	50	433

Current tax charge for period	772	861	684
Add/(less) Deferred tax movements taken to the profit and loss account	218	(50)	(433)

Tax on profit on ordinary activities	990	811	251

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 10. TAXATION continued

	2002 US$M	2001 US$M

Provision for deferred tax
Future income tax benefit at period end comprises:
Timing differences
Depreciation	(14)	(24)
Exploration expenditure	48	128
Employee entitlements	19	26
Restoration and rehabilitation	48	38
Resource rent tax	90	85
Other provisions	2	21
Foreign exchange losses	59	83
Profit in stocks elimination	8	5
Other	87	5
Tax-effected losses	133	92

Total future income tax benefit	480	459

Provision for deferred tax at period end comprises:
Accelerated capital allowances	1 641	1 470
Exploration expenditure	23	(8)
Employee entitlements	(36)	(55)
Restoration and rehabilitation	(49)	(54)
Resource rent tax	(31)	(20)
Deferred income	(98)	(98)
Other provisions	—	(23)
Foreign exchange losses/(gains)	(17)	—
Deferred charges	42	44
Foreign tax	128	89
Other	32	53
Tax-effected losses	(48)	(58)

Total provision for deferred tax	1 587	1,340

Net provision for deferred tax	1 107	881

Provision at start of period	881	901
(Disposals)/Acquisitions of subsidiaries	(21)	27
Exchange differences	18	(28)
Deferred tax charge in profit and loss account for period	229	(19)

Net provision at end of period	1 107	881

This provision is included within
Debtors (refer note 17)	480	459
Provisions for liabilities and charges (refer note 21)	(1 587)	(1 340)

	(1 107)	(881)

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 10 TAXATION continued

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

Tax losses

At 30 June 2002, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$2.3 billion, which have not been tax effected. The BHP Billiton Group anticipates benefits from the recognition of losses in future periods to the extent of income or gains in relevant jurisdictions. These tax losses carried forward expire as summarised below:

Year of expiry	Australian losses US$M	UK losses US$M	Other foreign losses US$M	Total losses US$M

Income tax losses
2003	—	—	2	2
2004	—	—	3	3
2005	—	—	2	2
2006	—	—	2	2
2007	—	—	2	2
2009	—	—	40	40
2010	—	—	2	2
2011	—	—	45	45
2012	—	—	97	97
2013	—	—	33	33
2019	—	—	211	211
2020	—	—	392	392
2021	—	—	411	411
2022	—	—	102	102
Unlimited	85	11	399	495
Capital tax losses
2005	—	—	154	154
Unlimited	334	10	—	344

	419	21	1 897	2 337

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

NOTE 12. EARNINGS PER SHARE

	2002	2001	2000

Basic earnings per share (US cents)
Excluding exceptional items	32	37	30
Impact of exceptional items	(4)	(11)	(4)

Including exceptional items	28	26	26

Diluted earnings per share (US cents)
Excluding exceptional items	32	37	30
Impact of exceptional items	(4)	(11)	(4)

Including exceptional items	28	26	26

Earnings (US$million)
Excluding exceptional items	1 934	2 189	1 743
Including exceptional items	1 690	1 529	1 506
Weighted average number of shares (millions)
Basic earnings per share denominator	6 029	5 944	5 725
Diluted earnings per share denominator	6 042	5 973	5 736

The exceptional items that have the greatest impact on basic earnings per share comprise the impairment of HBI Venezuela (decrease of 7 US cents in 2001), the exit from the Ok Tedi copper mine (decrease of 3 US cents in 2001) and the impairment of HBI Western Australia (decrease of 9 US cents in 2000). All other exceptional items (which are individually disclosed in note 2) decrease basic earnings per share by 4 US cents in 2002 (2001: decrease of 2 US cents; 2000 increase of 4 US cents).

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

The weighted average number of shares used for the purposes of calculating diluted earnings per share can be reconciled to the number used to calculate basic earnings per share as follows:

Number of shares	2002 Million	2001 Million	2000 Million

Basic earnings per share denominator	6 029	5 944	5 725
BHP Billiton Limited options	11	12	6
BHP Billiton Limited partly paid shares	2	3	5
BHP Billiton Plc executive share awards	—	14	—

Diluted earnings per share denominator	6 042	5 973	5 736

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

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 14. TANGIBLE FIXED ASSETS

	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration US$M	Total US$M

Cost or valuation
At 1 July 2001	2 562	25 468	5 661	725	432	34 848
Additions	65	1 915	103	771	148	3 002
Disposals	(58)	(347)	(19)	—	(4)	(428)
Disposals of subsidiaries	(59)	(357)	—	—	—	(416)
Exchange variations	33	531	3	4	1	572
Transfers and other movements	(66)	808	(427)	(57)	(176)	82

At 30 June 2002	2 477	28 018	5 321	1 443	401	37 660

Depreciation
At 1 July 2001	1 074	12 707	1 517	210	109	15 617
Charge for the year (including impairments)	97	1 646	171	17	50	1 981
Disposals	(25)	(201)	(11)	—	(4)	(241)
Disposals of subsidiaries	(2)	(172)	—	—	—	(174)
Exchange variations	17	278	7	(5)	1	298
Transfers and other movements	18	127	(115)	(5)	(25)	—

At 30 June 2002	1 179	14 385	1 569	217	131	17 481

Net book value at 30 June 2002	1 298	13 633	3 752	1 226	270	20 179

Cost or valuation
At 1 July 2000	2 645	25 753	3 896	1 232	391	33 917
Additions	78	1 856	981	379	109	3 403
On acquisition of subsidiaries	135	482	924	4	1	1 546
Disposals	(33)	(514)	(46)	(1)	(3)	(597)
Disposals of businesses	(207)	(820)	(4)	—	—	(1 031)
Exchange variations	(226)	(2 063)	(99)	(19)	(16)	(2 423)
Transfers and other movements	170	774	9	(870)	(50)	33

At 30 June 2001	2 562	25 468	5 661	725	432	34 848

Depreciation
At 1 July 2000	965	12 590	1 475	213	94	15 337
Charge for the year (including impairments)	202	1 750	129	—	49	2 130
Disposals	(8)	(444)	(23)	—	—	(475)
Disposals of businesses	(43)	(237)	—	—	—	(280)
Exchange variations	(92)	(920)	(70)	(3)	(10)	(1 095)
Transfers and other movements	50	(32)	6	—	(24)	—

At 30 June 2001	1 074	12 707	1 517	210	109	15 617

Net book value at 30 June 2001	1 488	12 761	4 144	515	323	19 231

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

	Freehold US$M	Long leasehold US$M	Total US$M

The net book value of land and buildings can be analysed as follows:
At 30 June 2002	1 203	95	1 298

At 30 June 2001	1 378	110	1 488

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

NOTE 15. FIXED ASSET INVESTMENTS

	Investment in joint ventures US$M	Investment in associates US$M	Loans to joint ventures US$M	Loans to associates US$M	Own shares (a) US$M)	Other fixed asset Investments (b) US$M)	Total US$M

At 1 July 2001	1 011	58	371	67	—	473	1 980
Group share of profits less losses	198	27	—	—	—	—	225
Charge for year	(1)	—	—	—	—	(15)	(16)
Additions	389	—	285	—	3	78	755
Disposals	181	—	(346)	—	—	(42)	(207)
On acquisition of subsidiaries	(55)	—	—	—	—	(10)	(65)
Exchange variations	—	—	—	—	—	1	1
Dividends received	(149)	—	—	—	—	—	(149)
Transfers	(106)	—	111	—	—	11	16

At 30 June 2002	1 468	85	421	67	3	496	2 540

At 1 July 2000	531	—	262	—	21	290	1 104
HBI Venezuela guarantee	—	—	310	—	—	—	310
Group share of profits less losses	(170)	12	(310)	—	—	—	(468)
Charge for year	—	—	—	—	(46)	(7)	(53)
Additions	572	—	118	—	25	353	1 068
Disposals	(237)	—	(9)	—	—	(136)	(382)
On acquisition of subsidiaries	443	46	—	67	—	26	582
Exchange variations	(12)	—	—	—	—	(28)	(40)
Dividends received	(166)	—	—	—	—	—	(166)
Transfers	50	—	—	—	—	(25)	25

At 30 June 2001	1 011	58	371	67	—	473	1 980

	In Aggregate		BHP Billiton Group Share

	2002 US$M	2001 US$M	2002 US$M	2001 US$M

Net assets of joint ventures can be analysed as follows:
Fixed assets	5 543	6 568	2 152	2 340
Current assets	1 706	1 274	750	476
Liabilities due within one year	(1 302)	(888)	(576)	(346)
Liabilities due after more than one year	(2 173)	(4 364)	(858)	(1 459)

Net assets	3 774	2 590	1 468	1 011

	In Aggregate		BHP Billiton Group Share

	2002 US$M	2001 US$M	2002 US$M	2001 US$M

Net assets of associates can be analysed as follows:
Fixed assets	880	956	220	239
Current assets	196	204	49	51
Liabilities due within one year	(156)	(224)	(39)	(56)
Liabilities due after more than one year	(580)	(704)	(145)	(176)

Net assets	340	232	85	58

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 15. FIXED ASSET INVESTMENTS continued

	In Aggregate

	2002 US$M	2001 US$M	2000 US$M

Profits less losses of joint ventures and associates can be analysed as follows:
Turnover	4 252	3 263	2 508
Operating costs	(3 442)	(2 675)	(2 032)

Operating income/(loss) before interest and tax	810	588	436
Profits less losses after interest and tax	520	288	238

(a)

Own shares comprised the shares of BHP Billiton Plc held by the Billiton Employee Share Ownership Trust (refer note 23 for a description of the Trust). At 30 June 2002, 659 882 shares (2001: nil) were held by the Trust with a market value at that date of US$3 million (2001: US$nil). At 30 June 2000, 10 695 741 shares were held by the Trust with a market value at that date of US$45 million. Following completion of the DLC merger, vesting of all of the shares in the trust was unconditional at 30 June 2001. The Trust received dividends on the shares held.

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

NOTE 16. STOCKS

	2002 US$M	2001 US$M

Raw materials and consumables	349	466
Work in progress	434	386
Finished goods	674	823

	1 457	1 675

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 17. DEBTORS

	2002 US$M	2001 US$M

Amounts due within one year
Trade debtors	1 643	1 804
less Provision for doubtful debts	(13)	(12)
Amounts owed by joint ventures	—	5
Tax recoverable	20	38
Employee Share Plan loans (a)	71	8
Other debtors (b)	737	587
less Provision for doubtful debts	(3)	(5)
Prepayments and accrued income	99	122

	2 554	2 547

Amounts due after one year
Deferred tax	480	459
Employee Share Plan loans (a)	64	158
Other debtors (b)	371	166
Prepayments and accrued income	282	253

	1 197	1 036

	3 751	3 583

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

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 18. CURRENT ASSET INVESTMENTS

	2002 US$M	2001 US$M

Listed investments (a)	—	83
Other investments (b)(c)	117	132

	117	215

(a)	At 30 June 2001, listed investments had a market value of US$105 million.
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

NOTE 19. CREDITORS – AMOUNTS FALLING DUE WITHIN ONE YEAR

	2002 US$M	2001 US$M

Bank overdrafts	509	287
Unsecured bank loans	178	585

Total current portion of bank loans and overdrafts	687	872

Debentures	706	232
Secured debt (limited recourse) (refer note 20)	37	4
Unsecured debt (non-recourse)	173	—
Redeemable preference shares (refer note 20)	—	356
Commercial paper (a)	849	25
Finance leases	2	10
Other unsecured borrowings	192	308
Other secured borrowings	141	278

Total current portion of debentures and other borrowings	2 100	1 213

Total borrowings falling due within one year	2 787	2 085
Trade creditors	1 243	1 227
Corporation taxes	513	359
Social security	1	—
Other taxes	110	117
Other creditors and accruals	1 081	768
Deferred income	92	258
Dividends payable	402	421

	6 229	5 235

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

NOTE 20. CREDITORS – AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2002 US$M	2001 US$M

Unsecured bank loans	1 354	2 534

Total non-current portion of bank loans	1 354	2 534

Debentures	2 452	2 159
Secured debt (limited recourse) (a)	414	346
Unsecured debt (non-recourse)	613	583
Redeemable preference shares (b)	450	534
Finance leases	33	53
Other unsecured borrowings	218	312

Total non-current portion of debentures and other borrowings	4 180	3 987

Total borrowings falling due after more than one year	5 534	6 521
Trade creditors	10	17
Other creditors	111	127
Corporation taxes	13	25
Deferred income	319	364

	5 987	7 054

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

BHP Operations Inc: Preferred stock

Auction market preferred stock

600 (2001: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.

Cumulative preferred stock series ‘A’

3 000 (2001: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.

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

Beswick Pty Ltd: ‘A’ Redeemable preference shares

Nil (2001: 700 000) shares, issued at A$1 000 each, fully paid; rebateable, cumulative dividend of 11 per cent per annum; non-participating. The BHP Billiton Group held options to purchase these shares, subject to certain conditions. The shares were redeemed on 28 September 2001 for A$1 000 per share.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 20. CREDITORS – AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR continued

	Repayable	Currency	Interest rate %	2002 US$M	2001 US$M

Debt falling due after 5 years is analysed as follows:
Long-term borrowing – floating rate	2009 – 2011	US$	LIBOR	50	50
US$ Bond issue	2007	US$	7.5% fixed	12	34
US$ Bond issue	2012 – 2016	US$	7.5% fixed	750	750
Long-term borrowing	2006	MYR	7% reviewed quarterly	—	5
Long-term borrowing	2020	US$	6.35% fixed	22	22
Escondida	2008 – 2013	US$	8.3% fixed	29	42
Medium term notes	2008	A$	LIBOR+0.78%	391	—
Rio Algom Preferred Securities	2047	US$	9.4% fixed	150	150
Long-term borrowing	2030	US$	LIBOR	82	53
Richards Bay Coal Terminal loan	2015	ZAR	interest free	23	28
Eskom loan	2017	ZAR	12.8% fixed	46	45
Eskom loan	2017	ZAR	interest free	—	77
Mozal – Senior loans	2012 – 2014	US$	7-8% fixed	210	201
Mozal – Senior loans	2012	US$	LIBOR+%4	52	35
Mozal – Subordinated loan	2012	US$	8.46% fixed	34	—
CMSA Barclays facility	2007	US$	LIBOR+6%	—	39
Chrome Alloys long-term borrowing	2015	ZAR	JIBAR+1.4%	46	—
Other		various	various	27	35

				1 924	1 566

For maturity profile of financial liabilities see note 30, Liquidity exposures. For the purpose of that disclosure, financial liabilities include total borrowings falling due within one year US$2 787 million (2001: US$2 085 million), total borrowings falling due after more than one year US$5 534 million (2001: US$6 521 million) and other creditors falling due after more than one year, payable in cash, of US$17 million (2001: US$24 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 21. PROVISIONS FOR LIABILITIES AND CHARGES

	Employee Entitlements (a) US$M	Restructuring (b) US$M	Resource rent tax US$M	Site Rehabilitation (c) US$M	Post retirement medical benefits (note 28) US$M	Deferred tax US$M	Other US$M	Total US$M

At 1 July 2001	603	499	195	1 048	144	1 340	190	4 019
Amounts capitalised	—	—	—	430	—	—	—	430
Disposals	(16)	—	—	(93)	(30)	(46)	(6)	(191)
Charge/(credit) for the year	354	26	22	—	2	261	90	755
Released during the year	—	(13)	—	(57)	—	—	(15)	(85)
Discounting	—	—	—	42	—	—	—	42
Exchange variation	21	9	2	6	—	32	2	72
Utilisation	(262)	(118)	(6)	(45)	(12)	—	(38)	(481)
Transfers and other movements	(59)	(278)	1	282	111	—	36	93

At 30 June 2002	641	125	214	1 613	215	1 587	259	4 654

At 1 July 2000	750	553	284	861	105	1 637	152	4 342
Amounts capitalised	—	—	—	170	—	—	—	170
Disposals	(74)	(9)	—	(13)	—	(31)	(5)	(132)
On acquisition of subsidiaries	1	—	—	68	41	89	7	206
Charge/(credit) for the year	194	48	40	39	6	(217)	415	525
HBI Venezuela guarantee (refer notes 2 and 15)	—	—	—	—	—	—	(310)	(310)
Discounting	—	—	—	39	—	—	—	39
Exchange variation	(75)	(26)	(100)	(76)	—	(138)	(12)	(427)
Utilisation	(193)	(67)	(29)	(40)	(8)	—	(57)	(394)

At 30 June 2001	603	499	195	1 048	144	1 340	190	4 019

(a)

The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs. It is anticipated expenditure of approximately US$304 million will be incurred in the year ending 30 June 2003.

(b)	Restructuring provisions include costs for redundancies, site rehabilitation, business terminations and associated contract cancellations.
(c)

Provision is made for site rehabilitation and decommissioning costs relating to a number of BHP Billiton Group companies. These are expected to be incurred over the next 30 years. The provision is calculated on the basis of the discounted value of the amounts estimated to be spent at the end of the life of the operations. Refer note 32: Contingent liabilities for additional details regarding site rehabilitation. The estimated total site rehabilitation cost (undiscounted) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$2 863 million (2001: US$2 166 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 22. CALLED UP SHARE CAPITAL AND CONTRIBUTED EQUITY

	2002 US$M	2001 US$M	2000 US$M

BHP Billiton Plc
Authorised share capital
3 000 000 000 ordinary shares of US$0.50 each (2001: 3 000 000 000; 2000: 3 000 000 000)	1 500	1 500	1 500
50 000 (2001: 50 000; 2000: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2001: 1; 2000: nil) of US$0.50 (b)	—	—	—
1 Equalisation Share (2001: 1; 2000: nil) of US$0.50 (c)	—	—	—

	1 500	1 500	1 500

Allotted, called up and fully paid share capital
2 319 147 885 ordinary shares of US$0.50 each (2001: 2 319 147 885; 2000: 2 138 032 287)	1 160	1 160	1 069
50 000 (2001 – 50 000; 2000: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2001: 1; 2000: nil) of US$0.50 (b)	—	—	—

	1 160	1 160	1 069

Number of shares

	2002	2001	2000

Movements in ordinary called up fully paid shares
Opening number of shares	2 319 147 885	2 138 032 287	2 138 032 287
Shares issued under ordinary share placement (d)	—	181 115 598	—

Closing number of shares	2 319 147 885	2 319 147 885	2 138 032 287

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 22. CALLED UP SHARE CAPITAL AND CONTRIBUTED EQUITY continued

	2002 US$M	2001 US$M	2000 US$M

BHP Billiton Limited
Paid up contributed equity (e) (f)
3 724 893 687 ordinary shares fully paid (2001: 3 704 256 885; 2000: 1 781 493 241)	3 143	3 039	4 260
320 000 ordinary shares paid to 71 Australian cents (2001: 385 000; 2000: 415 000) (g) (h)	—	—	—
2 305 000 ordinary shares paid to 67 Australian cents (2001: 3 656 500; 2000: 6 286 500) (g) (h)	—	—	—
1 Special Voting Share (2001: 1; 2000: nil) (b)	—	—	—

	3 143	3 039	4 260

Number of shares

	2002	2001	2000

Movements in ordinary fully paid shares
Opening number of shares	3 704 256 885	1 781 493 241	1 742 907 069
Shares issued under Dividend Investment Plan (i)	—	—	21 234 886
Shares issued under Bonus Share Plan (i)	—	—	3 718 755
Shares issued on exercise of Employee Share Plan options (j)	22 955 508	7 798 200	9 309 031
Shares issued on exercise of Performance Rights	—	150 920	75 000
Bonus shares issued (f)	—	1 912 154 524	—
Partly paid shares converted to fully paid (g)	1 815 916	2 660 000	4 248 500
Shares bought back and cancelled (k)	(4 134 622)	—	—

Closing number of shares (l)	3 724 893 687	3 704 256 885	1 781 493 241

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

(d)	In September 2000, 235 000 000 ordinary shares were placed at a price of 265 pence per share. The placing comprised 181 115 598 new shares and 53 884 402 shares held under the share repurchase scheme.
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

(g)

65 000 (2001: 30 000; 2000: 415 000) shares paid to 71 cents and 1 351 500 (2001: 2 630 000; 2000: 3 833 500) shares paid to 67 Australian cents were converted to fully paid during 2002. There were no partly paid shares issued during the year (2001: nil; 2000: nil). Including bonus shares, 1 815 916 shares were issued on conversion of these partly paid shares. 650 000 (2001: 1 025 000) partly paid shares are entitled to 692 315 (2001: 1 091 728) bonus shares on becoming fully paid.

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
(k)

During the year ended 30 June 2002, BHP Billiton Limited repurchased 4 134 622 shares at a weighted average price of A$8.83 per share, in accordance with its announced share buy-back program. The buy-back program allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited.

(l)

During the period 1 July 2002 to 2 September 2002, 1 283 554 Executive Share Scheme partly paid shares were paid up in full, 3 561 997 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options and 918 120 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights.

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

	Number of awards outstanding at 30 June 2002	Number of awards issued during year ended 30 June 2002	Fair value of an award issued during year ended 30 June 2002 US$

Restricted Share Scheme	5 028 614	5 316 014	1.65
Co-Investment Plan	940 006	961 642	2.63
Employee Share Plan (shares)	45 827 460	—	—
Employee Share Plan (options)	60 944 303	14 077 500	1.22
Executive Share Scheme	3 317 315	—	—
Performance Right (LTI)	9 379 187	4 933 000	1.86
Performance Right (MTI)	222 892	222 892	2.97
Bonus Equity Plan	957 035	957 035	4.76

BHP Billiton Plc share awards

The following tables relate to awards issued under the BHP Billiton Plc Restricted Share Scheme and Co-Investment Plan.

	Restricted Share Scheme (a)			Co-Investment Plan (b)

	2002	2001	2000	2002	2001	2000

Number of awards issued since commencement of the Plan (c)	5 316 014			961 642
Number of awards remaining under the Plan	5 028 614			940 006

During the period
Awards issued	5 316 014			961 642
Participating employees	239			126
Average issue/exercise price (£)	—			—
Market value of issues (US$million) (d)	—			—
Proceeds from issues (US$million)	—			—
Shares issued on exercise of awards	—			—
Employees exercising awards	8			2
Market value of shares on exercise of awards (US$million)	—			—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

						Awards outstanding at:

Month of issue	Number issued	Number of recipients	Number exercised	Shares issued on exercise	Number lapsed	Balance date	Date of Directors’ Report	Exercise price £	Exercise period/ release date

Restricted Share Scheme (a) (o)
November 2001(Share awards)	274 914	1	—	—	—	274 914	274 914	—	8 Nov 2004
October 2001 (Share awards)	4 178 100	197	51 320	51 320	222 880	3 903 900	3 681 200	—	1 Oct 2004
October 2001 (Options)	863 000	41	1 833	1 833	11 367	849 800	818 600	—	Oct 2004 – Sept 2008

						5 028 614	4 774 714

Co-Investment Plan (b) (o)
November 2001	94 851	1	—	—	—	94 851	94 851	—	Nov 2003 – Apr 2006
October 2001	866 791	125	6 131	6 131	15 505	845 155	753 455	—	Oct 2003 – Mar 2006

						940 006	848 306

	Number	2002 Weighted average exercise price £	Number	2001 Weighted average exercise price £	Number	2000 Weighted average exercise price £

Restricted Share Scheme awards
Outstanding at start of period (c)	—
Granted during the period	5 316 014
Exercised during the period	(53 153)
Lapsed during the period	(234 247)

Outstanding at end of period	5 028 614

Exercisable	—
Not exercisable	5 028 614

Co-Investment Plan awards
Outstanding at start of period (c)	—
Granted during the period	961 642
Exercised during the period	(6 131)
Lapsed during the period	(15 505)

Outstanding at end of period	940 006

Exercisable	—
Not exercisable	940 006

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23 EMPLOYEE SHARE OWNERSHIP PLANS continued

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

	Employee Share Plan (f)

	Shares			Options

	2002	2001	2000	2002	2001	2000

Number of shares and options issued since commencement of the Plan	373 745 102	373 745 102	373 745 102	177 965 075	163 887 575	148 643 007
Number of shares and options remaining under the Plan	45 827 460	62 781 518	87 469 376	60 994 303	74 588 800	87 217 403
Loans outstanding (US$million) (g)	135	166	305

During the period
Shares and options issued	—	—	—	14 077 500	15 244 568	2 158 030
Participating employees				266	367	20
Average issue/exercise price (A$)				8.98	9.13	8.79
Market value of issues (US$million) (d)				—	—	—
Proceeds from issues (US$million)				—	—	—
Shares issued on exercise of options				22 955 508	16 104 063	19 224 080
Employees exercising options				12 081	9 431	8 562
Market value of shares on exercise of options (US$million)				132	84	105
Proceeds from exercise of options (US$million)				94	65	99

	Executive Share Scheme partly paid shares (h)			Performance Rights (i)(j)(k)

	2002	2001	2000	2002	2001	2000

Number of shares and Performance Rights issued since commencement of the Plans	50 529 280	50 529 280	50 529 280	11 827 871	6 671 979	2 141 100
Number of shares and Performance Rights remaining under the Plans	3 317 315	5 133 231	8 576 076	9 602 079	5 815 538	1 712 879

During the period
Shares and Performance Rights issued	—	—	—	5 155 892	4 530 879	—
Participating employees				118	115	—
Average issue price (A$)				—	—	—
Market value of issues (US$million) (d)				—	—	—
Proceeds from issues (US$million)				—	—	—
Shares issued on exercise of Performance Rights (k)				—	311 665	154 883
Employees exercising Performance Rights				21	1	1
Market value of shares on exercise of Performance Rights (US$million)				6	2	1

Bonus Equity Share Plan (l)

	2002	2001	2000

Number of awards issued since commencement of the Plan	957 035	—	—
Number of awards remaining under the plan	957 035	—	—

During the period
Awards issued	957 035	—	—
Participating employees	117	—	—
Average issue price (A$)	—	—	—
Market value of issues (US$million) (d)	—	—	—
Proceeds from issues (US$million)	—	—	—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

						Awards outstanding at:

Month of issue	Number issued	Number of recipients	Number exercised (m)	Shares Issued on exercise	Number lapsed	Balance date	Date of Directors’ Report	Exercise price A$(n)	Exercise Period

Employee Share Plan options
November 2001	6 870 500	113	—	—	52 521	6 817 979	6 674 527	$8.99	Oct 2004 – Sept 2011
November 2001	7 207 000	153	8 034	8 034	175 384	7 023 582	6 940 770	$8.98	Oct 2004 – Sept 2011
December 2000	3 444 587	67	25 000	51 627	—	3 392 960	3 377 527	$9.41	July 2003 – Dec 2010
December 2000	2 316 010	59	110 500	228 194	86 734	2 001 082	1 906 765	$9.40	July 2003 – Dec 2010
November 2000	1 719 196	44	30 000	61 953	111 515	1 545 728	1 531 139	$8.97	July 2003 – Oct 2010
November 2000	7 764 776	197	320 500	661 864	48 530	7 054 382	6 874 443	$8.96	July 2003 – Oct 2010
April 2000	61 953	3	—	—	—	61 953	61 953	$8.29	April 2003 – April 2010
April 2000	937 555	5	—	—	138 362	799 193	799 193	$8.29	April 2003 – April 2010
December 1999	413 020	1	—	—	—	413 020	413 020	$9.30	April 2002 – April 2009
December 1999	309 765	1	—	—	—	309 765	309 765	$8.19	April 2002 – April 2009
October 1999	123 906	6	25 000	51 628	20 651	51 627	—	$8.26	April 2002 – April 2009
October 1999	105 320	3	2 000	4 130	30 977	70 213	70 213	$8.26	April 2002 – April 2009
July 1999	206 510	1	—	—	—	206 510	206 510	$8.29	April 2002 – April 2009
April 1999	44 474 822	45 595	3 630 400	7 498 797	19 586 026	17 389 999	15 548 345	$7.62	April 2002 – April 2009
April 1999	16 901 398	944	1 671 500	3 451 816	6 226 585	7 222 997	6 655 095	$7.61	April 2002 – April 2009
April 1998	366 555	16	67 500	139 394	—	227 161	216 836	$7.14	April 2001 – April 2003
April 1998	289 114	23	104 500	215 802	10 326	62 986	62 986	$7.13	April 2001 – April 2003
November 1997	3 261 619	3 501	1 022 900	2 112 389	611 271	537 959	472 082	$7.53	Nov 2000 – Nov 2002
November 1997	16 336 800	16 411	6 238 950	12 882 403	2 314 255	1 140 142	1 027 181	$7.53	Nov 2000 – Nov 2002
October 1997	11 234 144	511	4 192 934	8 658 827	109 451	2 465 866	2 061 106	$7.42	Oct 2000 – Oct 2002
October 1997	8 243 879	379	2 874 064	5 935 229	310 798	1 997 852	1 698 413	$7.42	Oct 2000 – Oct 2002
July 1997	413 020	1	200 000	413 020	—	—	—	$9.18	July 2000 – July 2002
July 1997	816 747	36	228 500	471 875	143 525	201 347	—	$9.19	July 2000 – July 2002
October 1996	1 751 411	46	645 000	1 331 989	419 422	—	—	$7.53	Oct 1999 – Oct 2001
October 1996	2 244 144	66	1 047 200	2 162 572	81 572	—	—	$7.53	Oct 1999 – Oct 2001

						60 994 303	56 907 869

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

						Awards outstanding at:

Month of issue	Number issued	Number of recipients	Number exercised (m)	Shares Issued on exercise	Number lapsed	Balance date	Date of Directors’ Report	Exercise price A$(n)	Exercise Period

Performance Rights (o)
November 2001 (LTI) (i)	4 770 800	110	8 610	8 610	102 990	4 659 200	4 508 031	—	Oct 2004 – Sept 2011
October 2001 (LTI) (i)	162 200	2	—	—	—	162 200	162 200	—	Oct 2004 – Sept 2011
October 2001(MTI) (j)	222 892	6	—	—	—	222 892	222 892	—	Oct 2003 – Mar 2006
December 2000 (LTI) (i)	387 601	11	—	—	—	387 601	387 601	—	July 2003 – Dec 2010
November 2000 (LTI) (i)	4 143 278	104	372 611	769 479	113 581	3 260 218	2 718 966	—	July 2003 – Oct 2010
March 1999 (LTI) (i)	2 141 100	1	575 000	1 231 132	—	909 968	—	—	Mar 1999 – Mar 2009

						9 602 079	7 999 690

Bonus Equity Plan awards (l)
November 2001	957 035	117	—	—	—	957 035	944 138	—	Nov 2004 – Oct 2006

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

	Number	2002 Weighted average exercise price A$	Number	2001 Weighted average exercise price A$	Number	2000 Weighted average exercise price A$

Employee Share Plan options
Outstanding at start of period	74 588 800	7.92	87 217 403	7.92	127 815 307	8.13
Granted during the period	14 077 500	8.98	15 244 568	9.13	2 158 030	8.79
Exercised during the period (e)	(22 946 098)	7.66	(16 104 063)	7.59	(18 127 299)	8.69
Lapsed during the period	(4 725 899)	7.78	(11 769 108)	7.73	(24 628 635)	8.53
Outstanding at end of period	60 994 303	8.29	74 588 800	7.92	87 217 403	7.92

Exercisable	32 297 444	7.62	18 643 279	7.54	3 156 247	8.00
Not exercisable	28 696 859	9.04	55 945 521	8.06	84 061 156	7.92

Performance Rights
Outstanding at start of period	5 815 538		1 712 879		2 087 572
Granted during the period	5 155 892		4 530 879		—
Exercised during the period	(1 152 780)		(428 220)		(374 693)
Lapsed during the period	(216 571)		—		—

Outstanding at end of period	9 602 079		5 815 538		1 712 879

Exercisable	53 529		—		—
Not exercisable	9 548 550		5 815 538		1 712 879

Bonus Equity Plan awards	—		—		—
Outstanding at start of period	—		—		—
Granted during the period	957 035		—		—
Exercised during the period	—		—		—
Lapsed during the period	—		—		—

Outstanding at end of period	957 035		—		—

Exercisable	—		—		—
Not exercisable	957 035		—		—

Fair valuation of employee share awards

Fair valuation of awards as presented below represents the value of awards issued under employee ownership plans of BHP Billiton Plc and BHP Billiton Limited. The values relate to the awards granted during the period and are measured at grant date.

	2002 US$		2001 US$		2000 US$

Fair value of a Restricted Share Scheme award	1.65 (p	)
Fair value of a Co-Investment Plan matching award	2.63 (p	)
Fair value of an Employee Share Plan option	1.22 (p	)	1.61 (p	)	(q	)
Fair value of a Performance Right (LTI)	1.86 (p	)	3.70 (p	)
Fair value of a Performance Right (MTI)	2.97 (p	)
Fair value of a Bonus Equity Plan award	4.76 (r	)

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

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

The fair values of Employee Share Plan options and Performance Rights granted were estimated using Black-Scholes option pricing techniques for the purpose of disclosure required by US Statement of Financial Accounting Standards No. 123. Significant assumptions used in applying this formula were as follows:

	2002	2001	2000

Restricted Share Scheme awards (p)
Risk free interest rate	4.8%
Estimated life of awards	5 years (s)
Estimated volatility of share price	20.0%
Dividend yield	2.2%

Co-Investment Plan matching awards (p)
Risk free interest rate	4.6%
Estimated life of awards	4 years (s)
Estimated volatility of share price	20.0%
Dividend yield	2.2%

Employee Share Plan options (p)
Risk free interest rate	4.8%	6.6%	(q	)
Estimated life of options	5 years (s)	10 years (s)	(q	)
Estimated volatility of share price	20.0%	30.3%	(q	)
Estimated amount of dividends per share		A$0.247	(q	)
Dividend yield	2.2%

Performance Rights (LTI)
Risk free interest rate	4.8%	6.6%
Estimated life of Performance Rights	5 years (s)	10 years (s)
Estimated volatility of share price	20.0%	30.3%
Estimated amount of dividends per share		A$0.247
Dividend yield	2.2%

Performance Rights (MTI)
Risk free interest rate	4.6%
Estimated life of Performance Rights	4 years (s)
Estimated volatility of share price	20.0%
Dividend yield	2.2%

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

NOTE 23. EMPLOYEE SHARE OWNERSHIP PLANS continued

	(i)	the limit on the number of shares and outstanding options or other rights issued under the Plan is 8 per cent of issued ordinary capital.
	(ii)	shares may be offered for subscription for market value (which is the weighted average market price over the five days prior to issue) less a discount not exceeding 10 per cent.
	(iii)	the Board of Directors may specify an issue price for an option. The exercise price of an option is market value less a discount not exceeding 10 per cent.
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

(i)

Performance Rights have been issued to executive officers under the BHP Billiton Limited Performance Share Plan as long-term incentives (LTI). Performance Rights constitute a right, issued by a trustee of a special purpose trust established by BHP Billiton Limited, to require the trustee to acquire a BHP Billiton Limited share on behalf of the executive, upon fulfilment of prescribed performance hurdles or completion of service conditions. Where a service condition or performance hurdle is fulfilled, related Performance Rights are exercisable. The trustee acquires shares either by purchase on market or subscription, and the shares are then held in trust until the executive requests that they be transferred. If prior to vesting of a Performance Right, a participant ceases to be employed because of resignation or termination for cause, the Performance Right will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the Performance Rights will become exercisable depending on the circumstances of cessation.

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

NOTE 24. RESERVES

	Share premium account 2002 US$M	Profit & loss account 2002 US$M	Share premium account 2001 US$M	Profit & loss account 2001 US$M

Opening balance	592	6 549	27	5 798
Retained profit for the year	—	906	—	775
Premium on issue of ordinary shares for cash	—	—	565	—
Transfer to profit and loss account for year (goodwill)	—	—	—	4
BHP Billiton Limited share buy-back program	—	(19)	—	—
Gain on shares issued under the BHP Billiton Plc share repurchase scheme	—	—	—	76
Exchange variations	—	25	—	(104)

Closing balance (a)	592	7 461	592	6 549

(a)	Cumulative goodwill set off against reserves on acquisitions prior to 1 July 1998 amounts to US$761 million (2001: US$761 million).

NOTE 25. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	2002 US$M	2001 US$M	2000 US$M

Profit for the financial year	1 690	1 529	1 506
Other recognised gains and losses	25	(763)	(502)

Total recognised gains and losses	1 715	766	1 004
Dividends	(784)	(754)	(788)
Issue of ordinary shares for cash	104	744	257
Share repurchase scheme (a)
BHP Billiton Plc	—	194	(2)
Share buy-back program (b)
BHP Billiton Limited	(19)	—	—
Capital reduction on OneSteel spin-out (refer note 22)	—	(650)	—
Transfer to profit and loss account for year (goodwill)	—	4	—

Net movement in shareholders’ funds	1 016	304	471
Shareholders’ funds at beginning of year	11 340	11 036	10 565

Shareholders’ funds at end of year	12 356	11 340	11 036

(a)

BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Strand Investment Holdings Limited) established for that purpose. 53 884 402 ordinary shares were purchased in the two years ended to 30 June 2000 at an aggregate purchase price of US$118 million, which were funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders’ funds. There was no intention to trade these shares and no dividends were paid in respect of them outside the BHP Billiton Group. Normally, The Companies Act 1985 requires that interests in own shares be included in the balance sheet as an asset. However, in this case the Directors considered that the arrangements were such that the shares owned by Strand Investment Holdings Limited had effectively been repurchased by the BHP Billiton Group and so did not constitute an asset of the BHP Billiton Group and that to show them as such would fail to show a true and fair view. During the year ended 30 June 2001 these shares were reissued and no shares were held by Strand Investment Holdings Limited at that date. Nor are any such shares held by Strand Investment Holdings Limited at 30 June 2002. Strand Investment Holdings Limited was consolidated as part of the BHP Billiton Group in each of the years described.

(b)	Refer note 22.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 26. SIGNIFICANT ACQUISITIONS AND DISPOSALS

Acquisitions

Rio Algom

In October 2000 the BHP Billiton Group acquired 100 per cent of the equity shares of Rio Algom Limited for consideration of US$1 187 million. At 30 June 2001 based on provisional fair valuation adjustments, the net assets acquired were US$1 136 million giving rise to positive goodwill of US$51 million.

During the current year, the provisional fair valuation adjustments were revised following finalisation of a review of deferred tax, pension liabilities and assessed fair values. Details of those adjustments are provided in the table below. As a result goodwill has reduced by US$38 million to US$13 million.

	Provisional fair value US$M	Fair value adjustments US$M	Final fair value US$M

Tangible fixed assets	1 012	104	1 116
Investments	582	(42)	540
Stocks	264	—	264
Debtors	194	—	194
Cash including money market deposits	131	—	131
Creditors – amounts falling due within one year	(245)	—	(245)
Creditors – amounts falling due after more than one year	(665)	—	(665)
Provisions for liabilities and charges	(137)	(24)	(161)

Net assets acquired	1 136	38	1 174
Goodwill	51	(38)	13

Consideration	1 187	—	1 187

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

NOTE 27. COMMITMENTS

	2002 US$M	2001 US$M

Capital expenditure commitments not provided for in the accounts
Due not later than one year	1 348	994
Due later than one year and not later than five years	271	440

Total capital expenditure commitments	1 619	1 434

Lease expenditure commitments
Finance leases (a)
Due not later than one year	6	13
Due later than one year and not later than five years	20	28
Due later than five years	30	41

Total commitments under finance leases	56	82
deduct Future financing charges	21	19

Finance lease liability	35	63

Operating leases (b)
Due not later than one year (c)	169	286
Due later than one year and not later than five years	375	475
Due later than five years	274	373

Total commitments under operating leases	818	1 134

Other commitments (d)
Due not later than one year
Supply of goods and services	181	177
Royalties	27	22
Exploration expenditure	13	34
Chartering costs	55	50

	276	283

Due later than one year and not later than five years
Supply of goods and services	579	613
Royalties	82	93
Exploration expenditure	28	32
Chartering costs	164	93

	853	831

Due later than five years
Supply of goods and services	650	737
Royalties	150	164
Chartering costs	154	85

	954	986

Total other commitments	2 083	2 100

(a)	Finance leases are predominantly related to leases of dry bulk carriers for the Transport and Logistics business. Refer notes 19 and 20.

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

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

Of the significant funded schemes there were 19 with funding levels ranging from 61 per cent to 167 per cent. These funding levels are based on a mix of market values and actuarial values of the assets. At the date of the most recent actuarial valuations, the combined market value of these schemes’ assets was US$1 754 million.

For the four largest schemes, the main economic assumptions used, market and actuarial value of assets and funding levels at the respective dates of the most recent formal actuarial valuations are as follows:

	BHP Billiton Superannuation Fund	Pension Plan for Hourly Employees of BHPCopper Inc	BHP USA Retirement Income Plan	New Zealand Steel Pension Fund

Country	Australia	USA	USA	New Zealand
Date of valuation	1 July 2000	1 Jan 2001	1 Jan 2001	31 March 2001
Investment return	9.0%	8%	8%	6%
Salary growth	6.0%	n/a	4.5%	4%
Pension increases	0%	0%	0%	0%
Asset valuation method	Market value	Market value	5-year smoothing	Market value
Market value of fund (US$million)	801	208	150	42
Actuarial value of fund (US$million)	801	208	141	42
Funding level	120%	121%	113%	64%

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

	Australia & NZ	Canada	US	Europe	South Africa	South America

Salary increases	3 to 4.5%	3.5 to 4.5%	3.5 to 4.5%	3 to 4.75%	7.75 to 9%	2 to 5.57%
Pension increases	0%	0%	0 to 3%	2.5 to 5%	3.75 to 5.5%	2 to 3.5%
Discount rate	4.75 to 6%	6.5 to 7%	6.5 to 7%	5.5 to 6%	8.75 to 9.25%	6 to 9.71%
Inflation	2 to 3%	2 to 3%	2 to 3%	2.5 to 2.75%	7%	2 to 3.5%

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

This compares with those at 30 June 2001 which ranged from:

	Australia	Canada	US	Europe	South Africa	South America

Salary increases	4%	3.5 to 4.5%	3.5 to 5%	2 to 6%	7%	2 to 5.8%
Pension increases	0%	0%	0 to 3%	2 to 2.75%	3.25 to 3.5%	2 to 3.5%
Discount rate	5.5%	6.5 to 7.0%	6.5 to 7.75%	6 to 6.2%	8.25 to 8.5%	6 to 9.7%
Inflation	3%	2 to 3%	2 to 4%	2 to 2.75%	6%	2 to 3.5%

The fair market value of the assets, the development of the surplus (deficit) of the main defined benefit schemes at 30 June 2002 were (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Bonds	163	52	29	51	19	41	355
Equities	307	27	256	63	59	2	714
Property	64	—	—	—	—	—	64
Cash and net current assets	17	13	3	16	12	1	62
Insured annuities	—	—	—	16	—	—	16

Total assets	551	92	288	146	90	44	1 211
Actuarial liabilities	(634)	(81)	(400)	(179)	(62)	(31)	(1 387)
Unrecognised surplus	—	(21)	—	—	(29)	—	(50)

Surplus (deficit)	(83)	(10)	(112)	(33)	(1)	13	(226)
Related deferred tax (liability)/asset	25	4	39	10	—	(5)	73

Net pension asset (liability)	(58)	(6)	(73)	(23)	(1)	8	(153)

The expected rates of return on these asset categories at 30 June 2002 were:

	Australia & NZ	Canada	US	Europe	South Africa	South America

Bonds	5 to 6.5%	6 to 6.5%	7%	5 to 5.75%	8.75 to 9.25%	6 to 9.71%
Equities	7 to 9%	7.5 to 9.5%	8.7%	7.5 to 8%	13 to 13.5%	9.71%
Property	6 to 8%	n/a	n/a	n/a	13%	n/a
Cash and net current assets	7.27%	1 to 4%	7%	3 to 4%	6.5 to 10%	9.71%
Insured annuities	n/a	n/a	n/a	6%	n/a	n/a

Total assets	6 to 8%	4 to 6.9%	8.5%	4.5 to 7.2%	10.45 to 11.75%	6 to 9.71%

The corresponding figures at 30 June 2001 were (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Bonds	182	60	66	42	26	33	409
Equities	372	53	373	56	72	2	928
Property	74	—	—	—	—	—	74
Cash and net current assets	13	17	6	20	15	1	72

Total assets	641	130	445	118	113	36	1 483
Actuarial liabilities	(673)	(108)	(450)	(139)	(71)	(27)	(1 468)
Unrecognised surplus	—	(12)	(6)	—	—	—	(18)

Surplus (deficit)	(32)	10	(11)	(21)	42	9	(3)
Related deferred tax (liability)/asset	10	(4)	4	6	(13)	(3)	—

Net pension asset (liability)	(22)	6	(7)	(15)	29	6	(3)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

The expected rates of return on the asset categories at 30 June 2001 were:

	Australia & NZ	Canada	US	Europe	South Africa	South America

Bonds	6%	6 to 6.5%	7.5%	5 to 6%	8.25 to 8.5%	6 to 9.7%
Equities	9%	9 to 9.5%	8.6%	6 to 8%	10.5 to 12%	6 to 9.7%
Property	8%	n/a	n/a	8%	10.5%	0 to 6%
Cash and net current assets	n/a	1 to 4%	7.5%	4 to 6.1%	6.5 to 8.5%	6 to 9.7%

Total assets	6 to 8%	4 to 8%	8.5%	5.7 to 6.65%	8.85 to 10.9%	6 to 8%

Analysis of the operating costs in the year ended 30 June 2002 (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Current service cost	42	3	10	7	3	2	67
Past service cost (credit)	—	—	2	(1)	—	—	1
Curtailment losses (gains)	—	—	—	—	—	—	—
Previously unrecognised surplus deducted from curtailment losses	—	(1)	—	—	—	—	(1)

Total operating charge	42	2	12	6	3	2	67

Analysis of the financing credit in the year ended 30 June 2002 (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Expected return on pension schemes’ assets	53	4	28	8	9	2	104
Interest on pension schemes’ liabilities	(37)	(5)	(27)	(9)	(5)	(2)	(85)

Net return (cost)	16	(1)	1	(1)	4	—	19

Analysis of statement of total recognised gains and losses (STRGL) in the year ended 30 June 2002 (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Actual return less expected return on pension schemes’ assets	(82)	(3)	(78)	(18)	(1)	31	(151)
Experience gains (losses) arising on the schemes’ liabilities	33	—	—	8	(7)	(18)	16
Changes in assumptions underlying the present value of the schemes’ liabilities	—	—	(23)	(15)	(2)	—	(40)
Other gains (losses) under paragraph 67(d)	—	(1)	6	—	—	—	5
Loss pursuant to legislative change with regard to South African surpluses	—	—	—	—	(29)	—	(29)

Actuarial gain (loss) recognised in STRGL	(49)	(4)	(95)	(25)	(39)	13	(199)

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

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

Analysis of movement in surplus/(deficit) during the year ended 30 June 2002 (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Surplus/(deficit) in schemes at 30 June 2001	(32)	9	(11)	(23)	42	9	(6)
Movement in year:
Adjustment to surplus/(deficit) at 30 June 2001	—	(8)	—	3	—	—	(5)
Adjustment to surplus/(deficit) at 1 July 2001 in respect of companies no longer consolidated	(1)	(8)	4	—	—	—	(5)
Current service cost	(42)	(3)	(10)	(7)	(3)	(2)	(67)
Contributions	35	4	1	23	4	1	68
Past service costs	—	—	(2)	1	—	—	(1)
Other finance income/(costs)	16	(1)	1	(1)	4	—	19
Actuarial gains/(losses)	(49)	(4)	(95)	(25)	(39)	13	(199)
Curtailment gains/(losses)	—	—	—	—	—	—	—
Exchange gains/(losses)	(10)	1	—	(4)	(9)	(8)	(30)

Surplus/(deficit) in schemes at 30 June 2002	(83)	(10)	(112)	(33)	(1)	13	(226)

The amount of this net pension liability would have a consequential effect on reserves.

Experience gains and losses for year ended 30 June 2002:

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Difference between the expected and actual return on scheme assets:
Asset gain/(loss) in US$million	(82)	(3)	(78)	(18)	(1)	31	(151)
Percentage of schemes’ assets	(14.9)%	(3.3)%	(27.1)%	(12.3)%	(1.1)%	70.5%	(12.5)%
Experience gains/(losses) on scheme liabilities in US$million	33	—	—	8	(7)	(18)	16
Percentage of the present value of the schemes’ liabilities	5.2%	—	—	4.5%	(11.3)%	(58.1)%	1.2%
Total gain/(loss) recognised in statement of total recognised gains and losses in US$million	(49)	(4)	(95)	(25)	(39)	13	(199)
Percentage of the present value of the schemes’ liabilities	(7.7)%	(4.9)%	(23.8)%	(14.0)%	(62.9)%	41.9%	(14.3)%

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

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

This compares with those at 30 June 2001 which ranged from:

	South Africa	US	Canada	Suriname

Ultimate healthcare inflation rate	8%	5.5%	3%	5%
Discount rate	12%	7.5%	6.5 to 7%	6.5%

The actuarial liabilities of the post-retirement schemes at 30 June 2002 were (US$ million):

	South Africa	US	Canada	Suriname	UK	Total

Present value of scheme liabilities	(54)	(121)	(18)	(19)	(1)	(213)
Past service credit	(18)	—	—	—	—	(18)

Deficit	(72)	(121)	(18)	(19)	(1)	(231)
Related deferred tax asset	21	42	6	7	—	76

Net post-retirement liability	(51)	(79)	(12)	(12)	(1)	(155)

The corresponding figures at 30 June 2001 were (US$ million):

	South Africa	US	Canada	Suriname	Total

Present value of scheme liabilities	(94)	(142)	(27)	(18)	(281)

Deficit	(94)	(142)	(27)	(18)	(281)
Related deferred tax asset	28	12	12	7	59

Net post-retirement liability	(66)	(130)	(15)	(11)	(222)

Analysis of the operating costs in the year ended 30 June 2002 (US$ million):

	South Africa	US	Canada	Suriname	UK	Total

Current service cost	1	2	—	—	—	3
Past service cost (credit)	(1)	—	—	—	—	(1)
Curtailment losses (gains)	(7)	—	(1)	—	—	(8)

Total operating charge	(7)	2	(1)	—	—	(6)

Analysis of the financing credit in the year ended 30 June 2002 (US$ million):

	South Africa	US	Canada	Suriname	UK	Total

Expected return on assets	—	—	—	—	—	—
Interest on post-retirement liabilities	(7)	(8)	(1)	(1)	—	(17)

Net return (cost)	(7)	(8)	(1)	(1)	—	(17)

Analysis of STRGL in the year ended 30 June 2002 (US$ million):

	South Africa	US	Canada	Suriname	UK	Total

Actual return less expected return on post-retirement scheme assets	—	—	—	—	—	—
Experience gains (losses) arising on the schemes’ liabilities	8	(6)	—	—	—	2
Changes in assumptions underlying the present value of the schemes’ liabilities	(10)	—	—	(1)	—	(11)

Actuarial gain (loss) recognised in STRGL	(2)	(6)	—	(1)	—	(9)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 28. PENSIONS AND POST-RETIREMENT MEDICAL BENEFITS continued

Analysis of movement in surplus during the year ended 30 June 2002 (US$ million):

	South Africa	US	Canada	Suriname	UK	Total

(Deficit) in schemes at 30 June 2001	(94)	(142)	(27)	(18)	(1)	(282)
Movement in year:
Adjustment to surplus/(deficit) at 1 July 2001 in respect of companies no longer consolidated	—	29	8	—	—	37
Current service cost	(1)	(2)	—	—	—	(3)
Contributions	3	8	1	1	—	13
Past service costs	1	—	—	—	—	1
Other finance income (costs)	(7)	(8)	(1)	(1)	—	(17)
Actuarial gains/(losses)	(2)	(6)	—	(1)	—	(9)
Curtailment gains/(losses)	7	—	1	—	—	8
Exchange gains/(losses)	20	—	—	—	—	20

(Deficit) in schemes at 30 June 2002	(73)	(121)	(18)	(19)	(1)	(232)

Experience gains and losses for year ended 30 June 2002:

	South Africa	US	Canada	Suriname	UK	Total

Difference between the expected and actual return on scheme assets:
Asset gain/(loss) in US$million	—	—	—	—	—	—
Percentage of scheme assets	0%	0%	0%	0%	0%	0%
Experience gains/(losses) on scheme liabilities in US$million	8	(6)	—	—	—	2
Percentage of the present value of the scheme liabilities	14.8%	(5.0)%	0%	0%	0%	0.9%
Total gain/(loss) recognised in statement of total recognised gains and losses in US$million	(2)	(6)	—	(1)	—	(9)
Percentage of the present value of the scheme liabilities	(3.7)%	(5.0)%	0%	(5.3)%	0%	(4.2)%

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

NOTE 29. ANALYSIS OF MOVEMENTS IN NET DEBT

	At 1 July 2001 US$M	Acquisitions & disposals US$M	Cash flow US$M	Other non-cash movements US$M	Exchange movements US$M	At 30 June 2002 US$M

Cash at bank and in hand	836	(45)	411	—	(3)	1 199
Overdrafts	(287)	—	(218)	—	(4)	(509)

	549	(45)	193	—	(7)	690

Redeemable preference shares	(890)	—	423	—	17	(450)
Finance lease obligations	(63)	—	28	—	—	(35)
Other debt due within one year	(1 432)	—	(313)	(574)	43	(2 276)
Other debt due after one year	(5 934)	—	404	574	(95)	(5 051)

	(8 319)	—	542	—	(35)	(7 812)

Money market deposits (a)	449	—	(157)	—	8	300

	(7 321)	(45)	578	—	(34)	(6 822)

The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	836	(45)	411	—	(3)	1 199
Money market deposits (a)	449	—	(157)	—	8	300

	1 285	(45)	254	—	5	1 499

(a)	Money market deposits with financial institutions have a maturity of up to three months.

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

There are two components to the Portfolio Risk Management strategy:

Risk mitigation – where risk is managed at the portfolio level within an approved Cashflow at Risk (‘CFaR’) framework to support the achievement of the BHP Billiton Group’s broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Group’s cashflows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cashflows over a one-year horizon under normal market conditions at a confidence level of 95 per cent. Cashflow is measured as earnings after interest, but before taxes, depreciation and amortisation.)

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

Strategic financial transactions – where opportunistic transactions are entered into to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the profit and loss account at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

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

To capitalise on this stronger credit profile and to enhance the BHP Billiton Group’s access to finance, other financing activities undertaken during the year included:

•

In October 2001, increasing the Australian dollars commercial paper program limit from A$1 billion to A$2 billion. As at 30 June 2002, funds had been drawn under this program, and the majority of the exposure was swapped into US$ via forward foreign exchange contracts that match the maturity of the underlying drawdowns.

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

The tables below provide information about the principal currency hedge contracts which have not been recognised in the financial statements:

	Weighted average A$/US$ exchange rate		Contract amounts

Term	2002	2001	2002 US$M	2001 US$M

Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	0.6562	0.6884	919	1 140
Later than one year but not later than two years	0.6170	0.6572	360	910
Later than two years but not later than three years	—	0.6170	—	360

Total	0.6447	0.6650	1 279	2 410

Term	Weighted average A$/US$ exchange rate		Weighted average A$/US$ exchange rate		Contract amounts

	2002 A$ Call options	2002 A$ Put options	2001 A$ Call options	2001 A$ Put options	2002 US$M	2001 US$M

Foreign exchange options – sell US dollars/buy Australian dollars
Not later than one year	0.5533	0.6612	0.6260	0.6503	1 054	590
Later than one year but not later than two years	—	—	0.6126	0.6612	—	180

Total	0.5533	0.6612	0.6227	0.6542	1 054	770

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

Forward contracts – sell Euros/buy US dollars
Not later than one year	0.9238	0.8468	100	1

Total	0.9238	0.8468	100	1

Forward contracts – sell US dollars/buy Euros
Not later than one year	0.9212	0.8857	153	11
Later than one year but not later than two years	0.9156	—	21	—
Later than two years but not later than three years	0.9309	—	3	—
Later than three years but not later than four years	0.9439	—	3	—
Later than four years but not later than five years	0.9357	—	22	—

Total	0.9226	0.8857	202	11

Forward contracts – sell US dollars/buy Sterling
Not later than one year	1.4536	—	118	—
Later than one year but not later than two years	1.4202	—	1	—

Total	1.4533	—	119	—

Forward contracts – sell US dollars/buy South African rand
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

	Net foreign currency monetary assets/(liabilities)

	US$ 2002 US$M	A$ 2002 US$M	C$ 2002 US$M	SA rand 2002 US$M	Other 2002 US$M	Total 2002 US$M

Functional currency of Group operation
US $	—	(1 413)	(376)	(892)	(278)	(2 959)
Australian $	7	—	—	—	(17)	(10)
Canadian $	—	—	—	—	—
Sterling	(103)	—	—	—	—	(103)
Other	11	—	—	1	—	12

	(85)	(1 413)	(376)	(891)	(295)	(3 060)

	Net foreign currency monetary assets/(liabilities)

	US$ 2001 US$M	A$ 2001 US$M	C$ 2001 US$M	SA rand 2001 US$M	Other 2001 US$M	Total 2001 US$M

Functional currency of Group operation
US $	—	(194)	(246)	(1 343)	(306)	(2 089)
Australian $	321	—	—	5	167	493
Canadian $	22	—	—	—	69	91
Sterling	37	—	—	—	2	39
Other	7	1	—	—	—	8

	387	(193)	(246)	(1 338)	(68)	(1 458)

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

Contract amounts are used to calculate the contractual payments and quantity to inventory to be exchanged under the contracts.

	Volume			Average rate		Term to maturity (months)	Notional amount(a)

BHP Billiton Group	2001	2002	Units	2002 US$	2001 US$		2002 US$M	2001 US$M

Gold
Forwards (sell)	—	70 963	troy oz	—	322	0–12	—	23
Forwards (buy)	—	44 380	troy oz	—	286	0–12	—	13

Silver
Forwards (sell)	—	1 390 000	troy oz	—	5.52	0–12	—	8
	—	400 000	troy oz	—	5.50	13–24	—	2

Total	—	1 790 000	troy oz	—			—	10

Aluminium
Forwards (buy)	6 281	3 227	tonnes	1 187.94	1 541.16	0–12	7	5
Forwards (sell)	7 425	—	tonnes	1 182.89	—	0–12	9	—

Zinc
Forwards (buy)	—	9 659	tonnes	—	1 145.20	0–12	—	11

Energy Coal (b)
Forwards (sell)	8 630 000	—	tonnes	31.29	—	0–12	270	—
	3 630 000	—	tonnes	33.16	—	13–24	121	—
Forwards (buy)	4 405 000	—	tonnes	29.90	—	0–12	132	—
	1 290 000	—	tonnes	31.20	—	13–24	40	—
Purchased calls	270 000	—	tonnes	34.00	—	0–12	9	—
	210 000	—	tonnes	33.71	—	13–24	7	—
Sold puts	150 000	—	tonnes	32.60	—	0–12	5
	150 000	—	tonnes	32.60	—	13–24	5	—
Sold calls	1 845 000	—	tonnes	30.30	—	0–12	56	—
	1 470 000	—	tonnes	29.88	—	13–24	44	—

(a)	The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.

(b)	Recognised in the financial statements.

Hedging of financial risks

Cumulative unrecognised gains and losses on the instruments used for hedging transaction exposures and commodity price risks and the movements therein are as follows:

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 30. FINANCIAL INSTRUMENTS continued

	Gains 2002 US$M	Losses 2002 US$M	Net gains/ (losses) 2002 US$M	Gains 2001 US$M	Losses 2001 US$M	Net gains/ (losses) 2001 US$M

Opening balance unrecognised gains/(losses)	10	(615)	(605)	17	(481)	(464)
(Gains)/losses arising in previous years recognised in the period	(9)	327	318	(14)	273	259

Gains/(losses) arising before period end not included in the result for the year	1	(288)	(287)	3	(208)	(205)
Gains/(losses) arising in the year and not recognised	(1)	124	123	7	(407)	(400)

Closing balance unrecognised gains/(losses)	—	(164)	(164)	10	(615)	(605)

of which:
Gains/(losses) expected to be recognised within one year	—	(128)	(128)	9	(327)	(318)
Gains/(losses) expected to be recognised after one year	—	(36)	(36)	1	(288)	(287)

	—	(164)	(164)	10	(615)	(605)

Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and exposures in relation to investments in overseas operations, and the movements therein are as follows:

	Forward currency swaps 2002 US$M	CCIRS interest component 2002 US$M	Interest rate swaps 2002 US$M	Finance lease swap (a) 2002 US$M	Forward currency swaps 2001 US$M	CCIRS interest component 2001 US$M	Interest rate swaps 2001 US$M	Finance lease swap (a) 2001 US$M

Opening balance/unrecognised gains	13	32	9	8	14	(24)	10	11
Gains arising in previous years recognised in the period	(3)	(5)	—	(2)	(4)	—	(2)	(2)

Gains arising before period end not included in the result for the year	10	27	9	6	10	(24)	8	9
Gains/losses arising in the year and not recognised	21	(1)	1	(4)	3	56	1	(1)

Closing balance/unrecognised gains	31	26	10	2	13	32	9	8

of which:
Gains expected to be recognised within one year	13	20	—	(1)	3	5	—	2
Gains expected to be recognised after one year	18	6	10	3	10	27	9	6

	31	26	10	2	13	32	9	8

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

NOTE 30. FINANCIAL INSTRUMENTS continued

Financial liabilities – interest rate and currency profile

Short-term creditors (other than short-term loans) are excluded from the disclosures below.

The currency and interest rate profile of the financial liabilities of the BHP Billiton Group as at 30 June 2002 is as follows:

	Fixed rate 2002 US$M	Floating rate(a) 2002 US$M	Interest free 2002 US$M	Total 2002 US$M	Fixed rate 2001 US$M	Floating rate(a) 2001 US$M	Interest free 2001 US$M	Total 2001 US$M

Currency
US $	1 771	4 119	7	5 897	1 450	3 953	12	5 415
SA rand	136	219	23	378	195	367	108	670
Australian $	817	476	10	1 303	1 276	457	6	1 739
Canadian $	235	—	—	235	232	33	—	265
Other	454	71	—	525	440	101	—	541

	3 413	4 885	40	8 338	3 593	4 911	126	8 630

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

	Weighted average fixed interest rate % 2002	Weighted average period for which rate is fixed Years 2002	Weighted average period to maturity of the interest free liabilities Years 2002	Weighted average fixed interest rate % 2001	Weighted average period for which rate is fixed Years 2001	Weighted average period to maturity of the interest free liabilities Years 2001

Currency
US $	8	13	1	8	16	2
SA rand	13	6	13	13	7	14
Australian $	7	1	2	8	2	3
Canadian $	6	1	—	6	1	—
Other	7	3	—	7	3	—

	8	8	8	8	8	12

Financial assets – interest rate and currency profile

Short-term debtors are excluded from the disclosures below.

The currency and interest rate profile of the BHP Billiton Group’s financial assets is as follows:

	Fixed rate 2002 US$M	Floating rate (a) 2002 US$M	Non-interest bearing (b) 2002 US$M	Total 2002 US$M	Fixed rate 2001 US$M	Floating rate (a) 2001 US$M	Non-interest bearing (b) 2001 US$M	Total 2001 US$M

Currency
US $	20	1 747	587	2 354	81	1 222	452	1 755
SA rand	5	99	31	135	27	107	242	376
Australian $	44	66	142	252	14	51	331	396
Canadian $	—	1	—	1	—	20	20	40
Other	—	192	101	293	—	146	9	155

	69	2 105	861	3 035	122	1 546	1 054	2 722

(a)	The floating rate financial assets earn interest at various rates set with reference to the prevailing LIBOR or equivalent.

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

NOTE 30. FINANCIAL INSTRUMENTS continued

Liquidity exposures

The maturity profile of the Group’s financial liabilities is as follows:

	Bank loans, debentures and other loans 2002 US$M	Obligations Under finance leases 2002 US$M	Subsidiary preference shares 2002 US$M	Other creditors 2002 US$M	Total 2002 US$M

In one year or less or on demand	2 785	2	—	—	2 787
In more than one year but not more than two years	127	33	150	14	324
In more than two years but not more than five years	3 000	—	300	3	3 303
In more than five years	1 924	—	—	—	1 924

	7 836	35	450	17	8 338

	Bank loans, debentures and other loans 2001 US$M	Obligations Under finance leases 2001 US$M	Subsidiary preference shares 2001 US$M	Other creditors 2001 US$M	Total 2001 US$M

In one year or less or on demand	1 719	10	356	—	2 085
In more than one year but not more than two years	1 007	8	86	15	1 116
In more than two years but not more than five years	3 361	12	448	7	3 828
In more than five years	1 566	33	—	2	1 601

	7 653	63	890	24	8 630

	2002 US$M	2001 US$M

Loans falling due after more than five years are repayable as follows:
By instalments	400	528
Not by instalments	1 524	1 038

	1 924	1 566

The aggregate amount of loans repayable by instalments and for which at least one instalment falls due after 5 years is US$652 million (2001: US$978 million).

At 30 June 2002 borrowings of US$180 million (2001: US$292 million) and US$447 million (2001: US$399 million) due within and after more than one year respectively were secured on assets of the BHP Billiton Group.

Borrowing facilities

The maturity profile of the BHP Billiton Group’s undrawn committed facilities is as follows:

	2002 US$M	2001 US$M

Expiring in one year or less	1 281	492
Expiring in more than two years	401	2 266

	1 682	2 758

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

The fair value of the BHP Billiton Group’s financial instruments is as follows:

	Book value 2002 US$M	Fair value 2002 US$M	Book value 2001 US$M	Fair value 2001 US$M

Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Short-term borrowings	(2 895)	(2 915)	(2 145)	(2 162)
Long-term borrowings and other creditors	(5 658)	(5 978)	(6 886)	(6 921)
Cross currency contracts
Principal	189	189	375	375
Interest rate	—	57	—	45
Finance lease swap	26	28	26	34
Interest rate swaps	—	10	—	9

	(8 338)	(8 609)	(8 630)	(8 620)
Cash and money market deposits	1 499	1 499	1 285	1 285
Loans to joint ventures and associates	488	488	438	438
Current asset investments	117	117	215	237
Fixed asset investments (excluding investment in own shares)	496	516	473	483
Investment in exploration companies (refer note 15)	—	11	—	5
Other debtors to be settled in cash	435	413	311	276
Derivative financial instruments held to hedge the BHP Billiton Group’s exposure on expected future sales and purchases
Forward commodity contracts	—	(2)	—	10
Forward foreign currency contracts	—	(162)	—	(615)

	(5 303)	(5 729)	(5 908)	(6 501)

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

Following the termination of his employment on 1 July 2002, Mr Anderson entered into a consultancy arrangement with BHP Billiton Group under which he agrees to act as a consultant to the Group for two years commencing at the time he ceases to be a Director. Mr Anderson will receive a total fee of US$104 739 under this arrangement.

The following disclosures are required under Australian GAAP, but not under UK GAAP. However, the Directors are of the opinion that this information may be of interest to all shareholders of the BHP Billiton Group.

Share transactions with Directors and Director-related entities

The former Managing Director and Chief Executive Officer, P M Anderson received 374 693 ordinary shares during the year ended 30 June 2002 (2001: 201 840) on exercise of Performance Rights. A further 50 000 exercisable rights are held and are exercisable. On the exercise of these rights P M Anderson will receive 114 765 ordinary shares.

The current Chief Executive Officer, B P Gilbertson, was conditionally awarded 274 914 shares under the Restricted Share Scheme during the year ended 30 June 2002 (2001: 1 092 618). Subject to performance hurdles being met, the shares will vest unconditionally on 1 October 2004. An additional 94 851 shares were awarded under BHP Billiton Plc’s Co-Investment Plan. Of this award, 71 431 were matching awards and 23 420 were awarded as committed shares (2001: 92 361 committed shares and 348 311 matching awards). They are not exercisable before 1 October 2003 and are subject to performance hurdles.

During the year 1 092 618 of B P Gilbertson’s Restricted Share Scheme awards vested at £3.1675 each (the market price of shares on the day of vesting) and 92 361 committed shares and 348 311 matching awards vested at £3.1675 each (the market price of shares on the day of vesting).

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

NOTE 31. RELATED PARTIES continued

Transactions with Director-related entities

A number of Directors or former Directors of BHP Billiton Limited hold or have held positions in other companies, where it may be said they control or significantly influence the financial or operating policies of these entities. Accordingly, the following entities are considered to be Director-related entities:

Director of BHP Billiton Plc	Director-related entity	Position held in Director-related entity

D A Crawford (a)	KPMG Australia	Chairman and Partner
J C Conde (b)	Broadcast Investments Pty Ltd (and related entities)	Chairman and Managing Director
M A Chaney	Wesfarmers (Group)	Managing Director
D A Jenkins	Chartwood Resources Ltd	Chairman and Managing Director
B D Romeril (c)	Xerox Corporation	Chief Financial Officer

(a)	D A Crawford resigned as Chairman and Partner of KPMG Australia on 28 June 2001.
(b)	J C Conde resigned as Chairman and Managing Director of Broadcast Investments Pty Ltd on 21 March 2001.
(c)	B D Romeril retired as Chief Financial Officer of Xerox Corporation on 31 December 2001.

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

NOTE 32. CONTINGENT LIABILITIES

	2002 US$M	2001 US$M

Contingent liabilities at balance date, not otherwise provided for in these accounts, are categorised as arising from
Joint ventures and associates – guarantees of borrowings (unsecured)	429	568
Other (unsecured, including guarantees)	498	910

Total contingent liabilities (a)	927	1 478

(a)

Excludes US$145 million (2001: US$127 million) of other unsecured contingent liabilities where there is either a possible or present obligation, but the likelihood of the transfer of future economic benefits is remote

Ok Tedi Mining Limited

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

Bass Strait – Longford

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

On 20 February 2003 the Victorian Supreme Court found that Esso is not liable for economic loss.  The court further found that Esso is liable to business users for property damage and any economic loss consequential upon property damage. The quantum of these losses is unknown and the court will need to approve a process for quantifying these losses.

Over the next few months, the court will consider questions of appeal, and  whether claims against the State and BHPBP should proceed.

Reclamation and Remediation Obligations

The BHP Billiton Group’s activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the BHP Billiton Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group’s mining and processing facilities along with the decommissioning of offshore oil platforms and infrastructure associated with petroleum activities. At 30 June 2002, US$1 276 million (2001: US$877 million) was accrued for reclamation and decommissioning costs relating to current operations in the provision for site rehabilitation. Although the BHP Billiton Group’s provisions have been accrued for currently, reclamation and decommissioning expenditures generally are expected to be paid over the next 30 years. As stated in the BHP Billiton Group’s accounting policy, the BHP Billiton Group’s provisions for reclamation and decommissioning are discounted to its net present value.

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

NOTE 33. BHP BILLITON PLC (UNCONSOLIDATED PARENT COMPANY)

BHP Billiton Plc (the unconsolidated parent company) is exempt from presenting its own profit and loss account in accordance with s230 of the Companies Act 1985. BHP Billiton Plc (the unconsolidated parent company) is required to present its balance sheet and certain notes to the balance sheet on a stand-alone basis as at 30 June 2002 and 2001 as follows:

BHP Billiton Plc (unconsolidated parent company) balance sheet

	BHP Billiton Plc

	2002 US$M	2001 US$M

Fixed assets
Investments
Subsidiaries	3 030	3 030

	3 030	3 030

Current assets
Debtors – due within one year (a)	97	164
Cash including money market deposits	—	47

	97	211
Creditors – amounts falling due within one year (b)	(613)	(364)

Net current liabilities	(516)	(153)

Total assets less current liabilities	2 514	2 877
Provisions for liabilities and charges (c)	(10)	—
Net assets	2 504	2 877

Attributable net assets	2 504	2 877

Capital and reserves
Called up share capital – BHP Billiton Plc	1 160	1 160
Share premium account (d)	592	592
Profit and loss account (d)	752	1 125

Equity shareholders’ funds (e)	2 504	2 877

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 33. BHP BILLITON PLC (UNCONSOLIDATED PARENT COMPANY) continued

Notes to the BHP Billiton Plc (unconsolidated parent company) balance sheet

(a)	Debtors – due within one year

	BHP Billiton Plc

	2002 US$M	2001 US$M

Amounts owed by Group undertakings	84	151
Tax recoverable	13	13

	97	164

(b)	Creditors – amounts falling due within one year

	BHP Billiton Plc

	2002 US$M	2001 US$M

Amounts owed by Group undertakings	456	171
Accruals and deferred income	6	7
Dividends payable	151	186

	613	364

The audit fee payable in respect of the audit of the BHP Billiton Plc company financial statements was US$15 000 (2001: US$10 000; 2000: US$10 000).

(c)	Provisions for liabilities and charges as at 30 June 2002 includes US$6 million for employee entitlements, US$3 million for restructuring and US$1 million for post-retirement medical benefits.

(d)	Reserves

	BHP Billiton Plc		BHP Billiton Plc

	Share premium account 2002 US$M	Profit & loss account 2002 US$M	Share premium account 2001 US$M	Profit & loss account 2001 US$M

At beginning of year	592	1 125	27	1 206
Retained loss for the year	—	(373)	—	(81)
Premium on issue of ordinary shares for cash	—	—	565	—

At end of year	592	752	592	1 125

(e)	Reconciliation of movements in shareholders’ funds

	BHP Billiton Plc

	2002 US$M	2001 US$M

(Loss)/profit for the financial period	(72)	197

Total recognised gains and losses	(72)	197
Dividends	(301)	(278)
Issue of ordinary shares for cash	—	656

Net movement in shareholders’ funds	(373)	575
Shareholders’ funds at beginning of year	2 877	2 302

Shareholders’ funds at end of year	2 504	2 877

Contingent liabilities

BHP Billiton Plc has guaranteed certain financing facilities available to subsidiaries. At 30 June 2002 such facilities totalled US$614 million (2001: US$3 160 million) of which US$258 million (2001: US$1 707 million) was drawn.

Under the terms of a deed poll guarantee BHP Billiton Plc has also guaranteed certain current and future liabilities of BHP Billiton Limited. At 30 June 2002 the guaranteed liabilities amounted to US$4 345 million, (2001: US$3 267 million).

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

EXECUTIVE DIRECTORS

US Dollars	Base Salary	Annual Cash Bonus	Deferred Cash Bonus	Other Benefits	Termination Payments	Total 2002	Total 2001

P M Anderson (a)	837 916	1 181 461		595 642		2 615 019	1 879 953
B P Gilbertson	1 157 742	1 574 530	763 404	249 439		3 745 115	2 229 831
R J McNeilly	285 308				1 740 852	2 026 160	1 068 179
C W Goodyear (b)	732 829	968 162		602 239		2 303 230	1 412 072

US Dollars	Total 2002 b/f	Retirement Benefits	Share-based Compensation – short-term	Share-based Compensation – long-term	Total 2002

P M Anderson	2 615 019		2 328 560		4 943 579
B P Gilbertson	3 745 115	679 809		635 642	5 060 566
R J McNeilly	2 026 160				2 026 160
C W Goodyear	2 303 230			240 190	2 543 419

(a)	Mr Anderson was paid an additional sum of US$5 140 601 after the end of the financial year in connection with the cessation of his employment.
(b)	Total remuneration paid to Mr Goodyear while a Director of the Company was US$1 285 402. This was made up of Base salary US$408 618, Annual Cash Bonus US$562 330, Other Benefits US$314 454.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

FORMER EXECUTIVE DIRECTORS

US Dollars	Base Salary	Annual Cash Bonus	Deferred Cash Bonus	Other Benefits	Termination Payments	Total 2002	Total 2001

M Davis	171 606			203 046		374 652	1 652 129
D Munro	717 314	417 835		102 111		1 237 260	1 368 319
M Salamon	868 307	1 311 143		254 007		2 433 457	1 497 591

US Dollars	Total 2002 b/f	Retirement Benefits	Share-based Compensation – short-term	Share-based Compensation – long-term	Total 2002

M Davis	374 652	73 945			448 597
D Munro	1 237 260			276 041	1 513 301
M Salamon	2 433 457	493 913		502 107	3 429 477

FIVE HIGHEST PAID OFFICERS (OTHER THAN DIRECTORS)

US Dollars	Base Salary	Annual Cash Bonus	Deferred Cash Bonus	Other Benefits	Termination Payments	Total 2002

M Salamon	868 307	1 311 143		254 007		2 433 457
P S Aiken	601 012	746 007		348 448		1 695 467
B A Mills	520 625	682 500		294 782		1 497 907
M L Kloppers	415 420	654 287		467 279		1 536 986
I C Fraser	455 861	706 585		264 673		1 427 119

US Dollars	Total 2002 b/f	Retirement Benefits	Share-based Compensation – short-term	Share-based Compensation – long-term	Total 2002	Number of share awards granted

M Salamon	2 433 457	493 913		502 107	3 429 477	262 061
P S Aiken	1 695 467	109 647		300 422	2 105 536	137 588
B A Mills	1 497 907	107 127		290 492	1 895 526	134 537
M L Kloppers	1 536 986			326 965	1 863 951	154 961
I C Fraser	1 427 119			129 353	1 556 472	79 100
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

Deferred cash bonus

Mr Gilbertson is entitled to a total deferred cash bonus of US$3 053 615 under his employment contracts with BHP Billiton Plc and BHP Billiton Services Jersey Limited, to be paid over a four-year period from the completion of the merger in quarterly instalments (subject to continued employment).

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

In addition to relocation expenses, a relocation allowance of US$150 000 was paid to Mr Goodyear following his relocation from Australia to the UK on 21 December 2001. Mr Goodyear will receive two further annual payments of US$150 000, payable on the first and second anniversary of his move.

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

From 7 November 2001, Mr Gilbertson paid a market rent for the property together with applicable services charges. The applicable rental was set on the basis of advice from independent property valuers. The total paid in rent and charges for the period from 7 November 2001 to 27 June 2002 was US$106 007.

On 27 June 2002, Mr Gilbertson purchased the property for US$3 496 382. This represented the market value as advised by independent property valuers. Some contents at the property belonging to the vendor were also transferred to Mr Gilbertson. The price paid for those contents was US$124 074 and was determined after reference to an independent valuation.

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

Under his employment contract, Mr Anderson would have been entitled to receive upon termination an amount of US$1 675 831, which is equal to twice his annual base salary. An equivalent amount will be paid as follows:

•	a consultancy arrangement with a total value of US$104 739 under which Mr Anderson agrees to act as a consultant to the Group for two years commencing at the time he ceases to be a Director; and

•	further payments totalling US$1 571 092.

In addition, Mr Anderson’s employment contract entitled him to exercise those Performance Rights awarded under the original contract that had not become exercisable, being 400 000 Performance Rights (300 000 of which became exercisable on termination, with a notional value of US$3 464 770 using the share price of US$5.39 per share). Although his contract entitled him to exercise the 400 000 rights without reference to service or performance hurdles, Mr Anderson voluntarily requested that 100 000 Performance Rights issued in relation to the year ended 30 June 2002 remain subject to performance conditions. His performance against the conditions was assessed in August 2002 and, as a result, all of those Performance Rights are now exercisable.

In total, the value of Mr Anderson’s termination benefits was US$5 140 601.

Mr McNeilly’s employment contract was terminated on 31 December 2001. Mr McNeilly received a termination payment in accordance with the Company redundancy policy, that applies to all employees, which is based on years of service with the Group.

The lump sum payment of US$1 740 852 included amounts in respect of redundancy (based on years of service), long service leave and annual leave.

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

Short-term share-based compensation

Mr Anderson held Performance Rights entitling him to acquire BHP Billiton Limited shares at no cost. Those rights were issued pursuant to the equity component of his contract of employment and were approved by shareholders at a meeting on 26 February 1999. During the year he became entitled to exercise 200 000 Performance Rights.

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

ANNUAL PENSION ENTITLEMENTS UPON REACHING RETIREMENT AGE

Name	Age at 30 June 2002	Accrued annual pension entitlement at 30 June 2002 US$	Additional accrued pension entitlement net of inflation US$	Accrued annual pension entitlement at 30 June 2001 US$	Additional accrued pension entitlement net of inflation US$	Accrued annual pension entitlement at 30 June 2000 US$

B P Gilbertson	58	861 386	50 363	731 000	128 412	641 100

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

In the event that Mr Gilbertson’s employments are terminated because of sickness, injury or other incapacity, he will be entitled to receive the remaining instalments of his deferred bonus that would otherwise have become payable at the end of the quarter in which the terminations occur. If the employment is terminated for a reason other than sickness or gross neglect of his duties, Mr Gilbertson will be entitled to receive payments equivalent to the lesser of the balances of the deferred bonuses that would otherwise have become payable, in quarterly instalments or the total sum of US$2 442 891.

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

The BHP Billiton Share Ownership Trust held 659 882 Ordinary Shares at 30 June 2002 (2001: 14 225 249). The executive Directors are deemed to be interested in these shares as beneficiaries of the trust.

At the date of this Report the number of shares subject to potential awards were 292 576.

BHP Billiton Plc

RESTRICTED SHARE SCHEME

Name	Potential Awards				Value of vested shares US$

	1 July 2001	Made in year	Vested	30 June 2002

B P Gilbertson	1 092 618	274 914	1 092 618	274 914	5 004 190

CO-INVESTMENT PLAN

Name	Matching Awards				Committed shares		Value of vested shares US$

	1 July 2001	Made in year	Vested	30 June 2002	1 July 2001	30 June 2002

B P Gilbertson	348 311	71 431	348 311	71 431	92 361	23 420	1 595 264

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

At the date of this Report, the number of shares subject to potential awards were 76 021 and the number of committed shares were 24 925.

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

Mr Anderson was issued with 1 000 000 Performance Rights after approval by shareholders in the General Meeting on 26 February 1999. The Performance Rights were subject to performance and service conditions, upon completion of these conditions, each Performance Right constituted the right to acquire 2.1411 ordinary BHP Billiton Limited Shares. The Performance Rights had a zero exercise price. Mr Anderson accrued the entitlement to exercise 100 000 Performance Rights per annum subject to satisfying a service condition and up to 100 000 Performance Rights per annum subject to satisfying performance targets set by the Board on an annual basis.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

PERFORMANCE SHARE PLAN

Name	Shares yet to vest under Performance Rights							Weighted average share price at exercise A$

	1 July 2001 (or later date of appointment)		Granted	Vested	Lapsed	30 June 2002 (or earlier retirement)

P M Anderson(4)	1 284 661	(1)	—	428 220	—	856 441		9.80
C W Goodyear(3)	299 491		—	—	—	299 491	(2)	n/a
R J McNeilly(4)	118 170	(1)	—	118 170	—			n/a

(1)	Includes accrued bonus shares issued as a result of the DLC Merger Bonus Issue 5 July 2001.
(2)	At 30 June 2002 nil rights were exercisable.
(3)	127 400 performance shares were granted on 8 November 2001 prior to Mr Goodyear’s appointment as an executive Director.
(4)	321 165 shares under Performance Rights held by Mr Anderson vested and were exercised during the year. Mr McNeilly exercised no Performance Rights whilst an executive Director.

EMPLOYEE SHARE PLAN

Name	Shares under option							Adjusted average exercise price		Share price at exercise

	1 July 2001 (or later date of appointment)		Granted	Vested	Exercised	Lapsed	30 June 2002 (or earlier retirement)

P M Anderson	2 065 100	(1)	—	2 065 100	—	—	2 065 100	$7.62	(2)	n/a
C W Goodyear	1 445 570	(1)	—	722 785	—	—	1 445 570	$7.95	(2)	n/a
R J McNeilly	516 275	(1)	—	516 275	—	—	516 275	$7.61	(2)	n/a

(1)	Includes accrued bonus shares issued as a result of the DLC Merger Bonus Issue 5 July 2001.
(2)	Represents exercise price (pre-adjustment for BHP Steel capital reduction 5 July 2002) divided by bonus factor.

Mr Anderson’s employment as an executive Director terminated on 1 July 2002 when he became entitled to exercise his outstanding Performance Rights other than 100 000 Performance Rights that he agreed would remain in escrow (see page F-105). These Performance Rights lapse if not exercised prior to 1 July 2004.

Mr McNeilly was issued 57 222 Performance Rights after approval by shareholders in the General Meeting held on 17 October 2000. Each Performance Right constitutes the right to acquire 2.0651 ordinary BHP Billiton Limited shares subject to a performance hurdle. The Performance Rights had zero exercise price. Mr McNeilly retired as a Director on 31 December 2001. These Performance Rights became exercisable upon his retirement and Mr McNeilly exercised them on 31 May 2002 when the share price was A$10.80.

Employee Share Plan

Mr Anderson was issued with 1 000 000 options and Mr McNeilly with 250 000 options under the BHP Billiton Limited Employee Share Plan after approval by shareholders in the BHP Billiton Limited General Meeting on 26 February 1999. The options were not exercisable before 23 April 2002 and were subject to performance hurdles. The performance hurdle related to BHP Billiton Limited’s total shareholder return relative to comparator groups of companies. Performance against the hurdle was first measured during the year ended 30 June 2002 and the options became fully exercisable. The options expire on 22 April 2009.

Mr McNeilly exercised options issued to him on 23 April 1999 on 21 May 2002 when the share price was A$11.20.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Mr Goodyear’s options were granted prior to his appointment as executive director. 722 785 shares under option could be acquired through exercise at 30 June 2002.

The share price at the end of the year was A$10.30 and the highest and lowest prices during the year were A$12.49 and A$7.87 respectively.

BHP BILLITON EXECUTIVE SHARE SCHEME

	Number of shares

Name	30 June 2002		30 June 2001

R J McNeilly	1 763 731	(1)	1 763 731	(1)

(1)	Includes fully paid bonus shares issued as a result of the DLC Merger Bonus Issue 5 July 2001 and fully paid bonus shares issued as a result of rights issues in 1995 and 1989.

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

The new remuneration rates reflect the size and complexity of the Group and the considerable travel burden imposed on members of the Board, and comprise the following elements:

•	a base fee of US$60 000 per annum (payable from 1 July 2001)

•	a fee of US$1000 for each meeting attended (payable from 1 January 2002)

•	a fee of US$7500 to the chairman of a Committee of the Board (payable from 1 July 2001)

•	a travel allowance of US$1000 for air travel that is more than four hours but less than 12 hours and US$2500 where air travel is more than 12 hours.

The Chairman’s remuneration was fixed at four times the base fee for non-executive Directors. He does not receive any additional fees for chairing the Nomination Committee, or any Board meeting attendance fees.

The Deputy Chairman is paid a fee of US$150 000. As in the case of the Chairman, no additional fees are paid for chairing the Remuneration Committee, or for attending meetings of the Board.

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

FEES PAID TO NON-EXECUTIVE DIRECTORS FOR THE YEAR ENDED 30 JUNE 2002

	Fees and allowances US$	Other benefits US$	2002 Total US$	2001 Total US$	2002 Retirement benefits US$	2002 Total US$

Don Argus	245 000		245 000	235 972	16 524	261 524
Ben Alberts	70 000		70 000	58 993	3 470	73 470
David Brink	78 500	1 531	80 031	61 913		80 031
Michael Chaney	71 000		71 000	58 993	4 362	75 362
John Conde	67 500		67 500	58 993	4 130	71 630
David Crawford	84 000		84 000	58 993	4 343	88 343
Cornelius Herkströter	69 000	1 531	70 531	78 106		70 531
John Jackson	155 000		155 000	77 480		155 000
David Jenkins	69 000		69 000	58 993	1 785	70 785
Derek Keys	69 000	7 969	76 969	55 776		76 969
John Ralph	69 000		69 000	58 993	4 130	73 130
Lord Renwick	68 000		68 000	50 540		68 000
Barry Romeril	69 000	1 531	70 531	50 294		70 531
John Schubert	70 000		70 000	58 993	4 130	74 130
Matthys Visser	—	—	—	23 499	—	—

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

At the time of the merger, the Boards recognised that best practice had moved away from such plans and it was agreed that no new entrants would be admitted. This included the Directors of Billiton Plc who did not join the plan, notwithstanding that they had become Directors of BHP Billiton Limited under the terms of the merger. The Board has resolved to formally close the plan and to continue it only for so long as the current participants remain on the Board. In so doing, all of the current participants have voluntarily agreed to limit the quantum of benefits that will accrue to those calculated by reference to the old remuneration rate of A$110 000 (with the exception of the Chairman whose former rate is A$440 000), adjusted only by the same percentage as any increase in the new remuneration rates.

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

RETIREMENT REMUNERATION – NON-EXECUTIVE DIRECTORS

Name	Completed years of service at 30 June 2002	Lump Sum Entitlement at 30 June 2001 US$		Lump Sum Entitlement at 30 June 2002 US$

Don Argus	6	797 491		532 224
Ben Alberts	3	112 147	(a)	63 504
Michael Chaney	7	211 834		166 656
John Conde	7	211 834	(a)	166 656
David Crawford	8	224 294		177 072
David Jenkins	2	74 765		31 752
John Ralph	5	186 912		124 992
John Schubert	2	74 765		31 752

(a)	Amount paid on retirement at 30 June 2002. These payments were funded in part by superannuation contributions.

Aggregate remuneration of the Directors of BHP Billiton in accordance with UK Generally Accepted Accounting Principles is set out in the table below.

AGGREGATE DIRECTORS’ REMUNERATION

	2002 US$M	2001 US$M

Emoluments (a)	9	10
Emoluments of Mr Kesler who resigned in 2001	—	1

Total emoluments	9	11

Termination payments	2	2
Awards vesting under long-term incentive plans (highest paid Director 2002: US$7 million; 2001: US$0.5 million)	9	5
Contributions payable under defined contribution pension arrangements	—	—

.	20	18

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

2002 US$M	2001 US$M (restated)	2000 US$M

Reconciliation of net income
Attributable profit as reported under UK GAAP	1 690	1 529	1 506
add/(deduct)
Estimated adjustment required to accord with US GAAP:
BHP Billiton Plc Group’s pre-acquisition profit attributable to shareholders under UK GAAP	(A)	—	(565)	(566)
Fair value adjustment on acquisition of BHP Billiton Plc Group - Depreciation, amortisation and other asset movements	(B)	(454)	(11)	(11)
BHP Steel demerger	(C)	(333)	—	—
Employee compensation costs	(D)	26	(117)	—
Depreciation	– write-downs	(E)	(18)	(19)	(31)
– revaluations	(F)	5	5	7
– reserves	(G)	(15)	—	—
Restructuring and employee provisions	(H)	(55)	31	26
Fair value accounting for derivatives	(I)	279	(33)	—
Synthetic debt	(J)	18	—	—
Realised net exchange (losses)/gains on sale of assets/closure of operations	(K)	84	7	26
Exploration, evaluation and development expenditures	(L)	(60)	(3)	(4)
Start-up costs	(M)	(2)	5	(15)
Profit on asset sales	(N)	2	2	(30)
Pension plans	(O)	(12)	24	21
Other post-retirement benefits	(P)	8	—	—
Mozal expansion rights	(Q)	22	—	—
Employee Share Plan loans	(R)	(16)	—	—
Purchase business combination costs	(S)	—	38	—
Error correction - expenses on spin-off of OneSteel Limited	(T)	—	(30)	—
Restoration and rehabilitation costs	(U)	—	50	61
Asset write-downs	(V)	—	—	(891)
Consolidation of Tubemakers of Australia Ltd	(W)	—	(1)	(4)
Tax adjustments (including the tax effect of above adjustments)	(Y)	80	(30)	305

Total adjustment	(441)	(647)	(1 106)

Net income of BHP Billiton Group under US GAAP	1 249	882	400

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following is a summarised income statement prepared in accordance with US GAAP:

Consolidated income statement	2002 US$M	2001 US$M (restated)	2000 US$M

Sales revenue	13 552	8 100	7 467
Other income	321	516	268

	13 873	8 616	7 735
Deduct
Cost of sales	9 285	6 174	6 302
Depreciation and amortisation	1 882	1 137	1 106
General and administrative expenses	174	185	57

Operating income	2 532	1 120	270
add
Interest income	142	61	56
deduct
Interest expense	465	271	419

Income/(loss) before tax, minority interests and equity in net earnings of affiliated companies	2 209	910	(93)
deduct/(add)
Taxation expense/(benefit)	878	467	(310)
Add
Share of profits of joint ventures and associated undertakings	221	15	19
deduct/(add)
Minority interests	39	(260)	(21)

Net income from continuing operations	1 513	718	257

Discontinued operations
Income from discontinued operations	74	205	196
(add)/deduct
Taxation (benefit)/expense from discontinued operations	(3)	34	48
Deduct
Loss on disposal of operations	333	31	4
Deduct
Minority interests in discontinued operations	8	4	1

Net (loss)/income from discontinued operations	(264)	136	143

Cumulative effect of change in accounting policy, net of tax (a)	—	28	—

Net income	1 249	882	400

(a)	Refer “(U) Restoration and rehabilitation costs” on page F-136.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Earnings per share – US GAAP (a) (b) (c)	2002 US$	2001 US$	2000 US$

Basic – Continuing operations	0.25	0.19	0.07
Diluted – Continuing operations	0.25	0.19	0.07

Basic – Discontinued operations	(0.04)	0.04	0.04
Diluted – Discontinued operations	(0.04)	0.04	0.04

Basic – Cumulative effect of change in accounting policy	—	0.01	—
Diluted – Cumulative effect of change in accounting policy	—	0.01	—

Basic – Net income	0.21	0.24	0.11
Diluted – Net income	0.21	0.24	0.11

(a)	Based on the weighted average number of shares on issue for the period:

•	Basic earnings per share denominator (millions)	6 029	3 689	3 655
•	Diluted earnings per share denominator (millions)	6 042	3 704	3 668

(b)	Comparative data has been adjusted to take into account the BHP Billiton Limited bonus share issue effective 29 June 2001. Refer note 23.
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

	2002 US$M	2001 US$M	2000 US$M

Reconciliation of comprehensive income
Total changes in equity other than those resulting from transactions with owners under UK GAAP(a)	1 715	1 401	1 240
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
Total adjustment to net income per above reconciliation (excluding adjustments mainly related to the acquisition of BHP Billiton Plc Group in 2001 and 2000)	(441)	(227)	(540)
Reclassification adjustment for net exchange gains included in net income (b)	(84)	(7)	(26)
Net loss on qualifying cash flow hedging instruments as at 1 July 2000	—	(268)	—
Losses on qualifying cash flow hedging instruments	—	(301)	—
Net transfer to earnings on maturity of cash flow hedging instruments	148	150	—
Changes in fair value of listed investments	5	—	—

Comprehensive income – under US GAAP (c)	1 343	748	674

Accumulated other comprehensive income comprises:
Exchange fluctuation account	387	446	149
Qualifying cash flow hedging instruments	(271)	(419)	—
Other items	5	—	—

(a)	2002 represents the BHP Billiton Group. 2001 and 2000 represents the ‘predecessor’ being the BHP Billiton Limited Group.
(b)	Tax benefit/(expense) of other comprehensive income items:

•	Movements in exchange fluctuation account	1	74	40
•	Reclassification adjustment for exchange gains included in net income	—	—	30
•	Net loss on qualifying cash flow hedging instruments as at 1 July 2000	—	115	—
•	Losses on qualifying cash flow hedging instruments	—	129	—
•	Net transfer to earnings on maturity of cash flow hedging instruments	(63)	(65)	—
•	Changes in fair value of listed investments	—	—	—

(c)	Estimated losses expected to be reclassified from other comprehensive income to earnings in the year ended 30 June 2003 are approximately $220 million after tax.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSUREScontinued

The following is a summary of the estimated adjustments to shareholders’ equity as at 30 June 2002 and 2001 that would be required if US GAAP had been applied instead of UK GAAP:

		2002 US$M	2001 US$M

Reconciliation of Shareholders’ Equity
Shareholders’ equity under UK GAAP		12 356	11 340
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group (a)
Inventory	(B)(i)	—	159
Investments	(B)(ii)	985	1 034
Property, plant and equipment	(B)(iii)	2 072	2 156
Undeveloped properties	(B)(iv)	741	825
Long-term contracts	(B)(v)	39	40
Goodwill	(B)(vi)	3 174	3 277
Long-term debt	(B)(vii)	13	29
BHP Steel demerger	(C)	(264)	—
Write-downs	(E)	87	174
Property, plant and equipment revaluations	(F)	(63)	(68)
Reserves	(G)	(15)	—
Restructuring and employee provisions	(H)	11	66
Fair value accounting for derivatives	(I)	(127)	(624)
Synthetic debt	(J)	31	13
Exploration, evaluation and development expenditures	(L)	(126)	(66)
Start-up costs	(M)	(55)	(53)
Profit on asset sales	(N)	(20)	(22)
Pension plans	(O)	(109)	(78)
Other post-retirement benefits	(P)	(15)	(49)
Mozal expansion rights debtor	(Q)	(39)	(61)
Employee Share Plan loans	(R)	(135)	(59)
Change in fair value of listed investments	(X)	10	5
Deferred taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(B)(viii)	(1 559)	(1 724)
Deferred taxation adjustments (including the deferred taxation effect of other adjustments)	(Y)	155	288

Total adjustment		4 791	5 262

Shareholders’ equity under US GAAP		17 147	16 602

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

	Unadjusted 2002 US$M	Adjustments 2002 US$M	US GAAP 2002 US$M	Unadjusted 2001 US$M	Adjustments 2001 US$M	US GAAP 2001 US$M

Balance Sheet
Assets
Current assets
Cash assets	1 413	—	1 413	1 147	—	1 147
Receivables	2 131	(251)	1 880	2 120	(210)	1 910
Other financial assets	116	—	116	215	—	215
Inventories	1 160	—	1 160	1 375	159	1 534
Other assets	100	93	193	122	—	122

Total current assets – continuing operations	4 920	(158)	4 762	4 979	(51)	4 928

Total current assets – discontinued operations	748	—	748	738	—	738

Total current assets	5 668	(158)	5 510	5 717	(51)	5 666

Non-current assets
Receivables	882	(64)	818	511	(188)	323
Investments accounted for using the equity method	1 505	(2)	1 503	1 236	—	1 236
Other financial assets	489	1 034	1 523	465	1 085	1 550
Inventories	45	—	45	61	—	61
Property, plant and equipment	17 659	2 246	19 905	16 964	2 844	19 808
Intangible assets	42	3 180	3 222	95	3 283	3 378
Deferred tax assets	462	67	529	442	216	658
Other assets	796	(100)	696	689	(69)	620

Total non-current assets – continuing operations	21 880	6 361	28 241	20 463	7 171	27 634

Total non-current assets – discontinued operations	1 984	40	2 024	1 809	123	1 932

Total non-current assets	23 864	6 401	30 265	22 272	7 294	29 566

Total assets	29 532	6 243	35 775	27 989	7 243	35 232

Liabilities and shareholders’ equity
Current liabilities
Payables	2 143	100	2 243	1 988	318	2 306
Interest bearing liabilities	1 884	(141)	1 743	1 884	(141)	1 743
Tax liabilities	498	—	498	380	—	380
Other provisions	1 009	(9)	1 000	942	(64)	878

Total current liabilities – continuing operations	5 534	(50)	5 484	5 194	113	5 307

Total current liabilities – discontinued operations	448	—	448	375	—	375

Total current liabilities	5 982	(50)	5 932	5 569	113	5 682

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	Unadjusted 2002 US$M	Adjustments 2002 US$M	US GAAP 2002 US$M	Unadjusted 2001 US$M	Adjustments 2001 US$M	US GAAP 2001 US$M

Balance Sheet continued
Non-current liabilities
Payables	121	16	137	144	185	329
Interest bearing liabilities	6 329	(33)	6 296	6 595	(51)	6 544
Tax liabilities	1 364	1 471	2 835	1 152	1 651	2 803
Other provisions	2 661	33	2 694	2 443	69	2 512

Total non-current liabilities – continuing operations	10 475	1 487	11 962	10 334	1 854	12 188

Total non-current liabilities – discontinued operations	393	—	393	366	—	366

Total non-current liabilities	10 868	1 487	12 355	10 700	1 854	12 554

Total liabilities	16 850	1 437	18 287	16 269	1 967	18 236

Equity minority interests	326	15	341	380	14	394

Shareholders’ equity
BHP Billiton Limited – contributed equity	3 143	(628)	2 515	3 039	(533)	2 506
BHP Billiton Plc – called up capital	1 752	5 697	7 449	1 752	5 699	7 451
Other equity items	471	(247)	224	530	(400)	130
Retained profits	6 990	(31)	6 959	6 019	496	6 515

Total shareholders’ equity	12 356	4 791	17 147	11 340	5 262	16 602

Total liabilities and shareholders’ equity	29 532	6 243	35 775	27 989	7 243	35 232

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

The statement below shows the adjustments to be made to the UK GAAP cash flow statement for the year ended 30 June 2002 to reclassify it to comply with US GAAP:

2002 US$M

Reconciliation of Cash Flows
Net cash inflow/outflow from operating activities in accordance with UK GAAP	4 641
Reclassified to financing activities	(69)
Dividends received	187
Returns on investments and servicing of finance	(375)
Tax paid	(515)
Exploration and other capital expenditure	(512)

Net cash provided by operating activities in accordance with US GAAP	3 357

Capital expenditures	(2 159)
Acquisition and disposals	(38)
Net (purchase)/sale of investments	50

Net cash used in investing activities in accordance with US GAAP	(2 147)

Proceeds from issuance of ordinary shares	121
(Decrease)/increase in interest bearing liabilities	(324)
Equity dividends paid	(831)
Other	33

Net cash provided by financing activities in accordance with US GAAP	(1 001)

Exchange translation effects	5

Net (decrease)/increase in cash and cash equivalents in accordance with US GAAP	214
Cash and cash equivalents at beginning of period	1 285

Cash and cash equivalents at end of period	1 499

At year end cash and cash equivalents is made up of:
Cash at bank and in hand	1 199
Money market deposits (a)	300

Cash and cash equivalents at end of period (b)	1 499

(a)	Money market deposits with financial institutions have a maturity up to but not more than three months.
(b)	At June 30, 2002, cash and cash equivalents is comprised of cash from continuing operations of US$1 413 million and cash from discontinuing operations of US$86 million.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

ADDITIONAL US GAAP INFORMATION

The information presented below in respect of the predecessor entity in respect of cash flows, income tax, shareholders’ equity and segment information is derived, in respect of the twelve-month period end 30 June 2001, from the audited financial statements of BHP Billiton Limited. In respect of the period ended 30 June 2000, the movement in shareholders’ equity, income tax and the segment information is derived from the audited financial statements for the thirteen-month period ended on that date, and the cash flow information is derived from the unaudited cash flow statement information for the twelve-month period ended on that date. This information is presented in US$ as the Company has adopted the US$ as its reporting currency. The US$ translations presented below may accordingly vary from previously presented US$ convenience translations. The US$ translations are principally based on average US$/A$ exchange rates for the years end 30 June 2001, 30 June 2000 and the 13 months ended 30 June 2000 of 0.5381, 0.6292 and 0.6312 respectively and US$/A$ exchange rates as at 30 June 2001 and 30 June 2000 of 0.5054 and 0.6005 respectively. Certain additional exchange differences are reflected in aligning these translated amounts with US$ amounts reported elsewhere in these financial statements.

STATEMENT OF CASH FLOWS

The following is a statement of cash flows prepared in accordance with US GAAP:

	2001 US$M	2000 US$M

Cash flows related to operating activities
Receipts from customers	11 361	12 112
Payments to suppliers, employees, etc.	(7 975)	(9 175)
Dividends received	44	29
Interest received	63	55
Borrowing costs	(350)	(504)
HBI Venezuela guarantee payment	(331)	—
Exploration expenditure	(279)	(220)
Other	209	174

Operating cash flows before income tax	2 742	2 471
Income taxes paid net of refunds received	(328)	(400)

Net cash provided by operating activities in accordance with US GAAP	2 414	2 071

Cash flows related to investing activities
Purchases of property, plant and equipment	(1 058)	(619)
Purchases of investments	(369)	(213)
Purchases of, or increased investment in, controlled entities and joint venture interests net of their cash (a)	308	—

Investing cash outflows (net)	(1 119)	(832)
Proceeds from sale of property, plant and equipment	88	451
Proceeds from sale or redemption of investments	245	144
Proceeds from OneSteel spin-off	355	—
Proceeds from sale or partial sale of controlled entities and joint venture interests net of their cash	219	436

Net cash used in investing activities in accordance with US GAAP	(212)	199

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

STATEMENT OF CASH FLOWS (continued)

	2001 US$M	2000 US$M

Cash flows related to financing activities
Proceeds from ordinary share issues, etc.	76	158
Proceeds from interest bearing liabilities	414	795
Repayment of interest bearing liabilities	(1 460)	(3 111)
Dividends paid	(498)	(158)
Other	—	40

Net cash provided by financing activities in accordance with US GAAP	(1 468)	(2 276)

Exchange translation effects	(74)	122

Net increase in cash and cash equivalents in accordance with US GAAP	660	116

Cash and cash equivalents at beginning of period	625	509
Cash and cash equivalents at end of period	1 285	625
At year end cash and cash equivalents is made up of:
Cash at bank and in hand	836	411
Money market deposits (b)	449	214

Cash and cash equivalents at end of period (c)	1 285	625

(a)	Net of cash received of US$687 million in the merger with BHP Billiton Plc.
(b)	Money market deposits with financial institutions have a maturity up to but not more than three months.
(c)	At June 30, 2001, cash and cash equivalents is comprised of cash from continuing operations of US$1 147 million and cash from discontinuing operations of US$138 million.

SHAREHOLDERS’ EQUITY

The following is the movement in shareholders’ equity, prepared in accordance with US GAAP:

	2001 US$M	2000 US$M

Shareholders’ equity opening balance	6 333	6 509
Profit for the one month ended 30 June 1999		189
Profit for the twelve month period	882	400
Transactions with owners:
- Contributed equity	230	255
- Dividends	(476)	(556)
- OneSteel Limited spin-off	(677)	—
Movements in other comprehensive income	(134)	74
Acquisition of BHP Billiton Plc Group	11 529	—
Net foreign exchange differences	(1 085)	(538)

Shareholders’ equity closing balance	16 602	6 333

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

INCOME TAX

The following is a reconciliation of income tax expense prepared in accordance with US GAAP:

	2001 US$M	2000 US$M

Reconciliation of Income Tax
Net income before tax and minority interests	1 149	316
Prima facie tax calculated at 34 cents (2000 – 36 cents) in the dollar	391	114
Deduct/(add) tax effect of
Investment and development allowance	21	35
Rebate for dividends	3	1
Amounts over/(under) provided in prior years	27	65
Deferred tax restatement	9	105
Non-tax effected gains/(losses)	8	(18)
Non-tax effected capital gains	75	14
Recognition of prior year tax losses	143	118
Overseas tax rate changes	17	—
Research and development incentive	2	1

	86	(207)
Add/(deduct) tax effect of
Non-deductible accounting depreciation and amortisation	17	38
Non-deductible dividends on redeemable preference shares	27	42
Tax differential – non Australian income	28	(8)
Foreign expenditure including exploration not presently deductible	58	42
Investment and asset write-offs and associated losses/(gains)	173	(149)
Non-deductible financing costs	34	—
Other	48	21
Net foreign exchange differences	14	25
US GAAP reconciling items	38	(56)
Tax expense for the one month ended 30 June 1999		(10)

Income tax expense/(benefit) attributable to net income	523	(262)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

SEGMENT INFORMATION

The following is a reconciliation to US GAAP of segment information:

	External Revenue	Intersegment Revenue	Depreciation and Amortisation	Net Profit (a)

Industry Classification - 2001 US$M
Minerals	5 466	179	565	336
Petroleum	3 419	22	542	1 031
Steel	3 258	332	173	174
Net unallocated interest	50	—	—	(185)
Group and unallocated items	(97)	46	13	(544)
Net foreign exchange differences	(26)	—	(8)	41
US GAAP reconciling items	(436)	—	14	(227)

Total	11 634	579	1 299	626

	External Revenue	Intersegment Revenue	Depreciation and Amortisation	Net Profit (a)

Industry Classification - 2000 US$M
Minerals	5 573	230	561	303
Petroleum	3 551	9	557	832
Steel	5 732	326	312	196
Services (b)	176	135	7	62
Net unallocated interest	41	—	—	(325)
Group and unallocated items	(143)	6	10	(63)
Net foreign exchange differences	(55)	—	(4)	8
US GAAP reconciling items	(981)	—	37	(445)

	13 894	706	1 480	568
Less: One month ended 30 June 1999	(1 134)	(54)	(102)	(188)

Total	12 760	652	1 378	380

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

SEGMENT INFORMATION (continued)

	External Revenue	Intersegment Revenue	Net Profit (a)

Geographical Classification - 2001 US$M
Australia	8 065	149	1 054
North America	990	—	121
United Kingdom	603	—	155
South America	1 088	—	(13)
Papua New Guinea	512	—	(419)
New Zealand	287	—	41
South East Asia	378	—	38
Other countries	123	—	20

	12 046	149	997
Net unallocated interest	50	—	(185)
Net foreign exchange differences	(26)	—	41
US GAAP reconciling items	(436)	—	(227)

Total	11 634	149	626

	External Revenue	Intersegment Revenue	Net Profit (a)

Geographical Classification - 2000 US$M
Australia	9 198	166	721
North America	2 082	—	46
United Kingdom	611	—	143
South America	1 235	1	289
Papua New Guinea	733	—	45
New Zealand	430	—	37
South East Asia	444	—	14
Other countries	156	—	35

	14 889	167	1 330
Net unallocated interest	41	—	(325)
Net foreign exchange differences	(55)	—	8
US GAAP reconciling items	(981)	—	(445)

	13 894	167	568
Less: One month ended 30 June 1999	(1 134)	(13)	(188)

Total	12 760	154	380

(a)	Net profit is before deducting minority interests.
(b)

Following various asset sales and internal reorganisation, the Services segment ceased to exist from 1 July 2000. As a consequence, Transport and Logistics is reported in the Steel segment and remaining businesses including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been restated accordingly. 2000 data for Services mainly relates to businesses now sold.

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

As disclosed in note 1, the BHP Billiton Group holds a 57.5 per cent ownership interest in Minera Escondida, a joint arrangement in which three other participants hold ownership interests of 30%, 10% and 2.5%, respectively. The rights of the participants are governed by a Participant’s Agreement and a Management Agreement.  A manager provides management and support services to the Project and the compensation of the manager is set forth in the Management Agreement.   The Management Agreement establishes an Owner’s Council, consisting of members appointed by each participant to represent their interest in Escondida.  Each member on the Owner’s Council holds voting rights equal to the ownership interest of the participant they represent, although certain matters require the affirmative vote of members of the Owner’s Council having in aggregate voting rights equal to or greater than 75% of the total ownership interest. Such matters generally include capital expenditure in excess of prescribed limits, sales of copper concentrate to a single customer, capacity expansions, the termination of construction, mining or production of copper concentrates, and indebtedness.  The Agreement also stipulates that certain matters shall require the affirmative vote of all members of the Owner’s Council having an ownership interest of 10% or more.  Those matters generally relate, within presribed limits, to changes in the project, changes in the construction budget,  the sale or transfer of any Escondida concessions, asset dispositions, agreements between the Escondida and a participant, share or other equity interest issuances in Escondida.  In accordance with EITF 96-16, the BHP Billiton group has not consolidated this investment.

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

The total assumed purchase consideration of US$11 529 million was calculated by multiplying the number of shares held by BHP Billiton Plc shareholders of 2 319 147 885 on 29 June 2001 by the US$4.9559 adjusted average share price of BHP Billiton Limited’s ordinary shares. The average share price was calculated over a period of three days prior to, and subsequent to, the announcement of the DLC merger on 19 March 2001. The average share price is adjusted for the 1:1 equalisation ratio, which is achieved by BHP Billiton Limited’s bonus share issue of 1 912 154 524 million shares in the ratio of 1.0651 additional bonus shares for every existing share held – prior to the bonus share adjustment the average share price would be US$10.2344 (i.e. by a factor of 2.0651). The 2 319 147 885 shares held by BHP Billiton Plc shareholders on 29 June 2001 reflect the exercise of rights under the Restricted Share Scheme and the Co-Investment Plan. As such, there were no outstanding stock options, stock appreciation rights or similar issuances of BHP Billiton Plc, and no purchase consideration is attributable to such securities. The cost of acquisition was therefore US$11 529 million, including direct external acquisition costs of US$36 million. The direct external acquisition costs have been expensed as incurred for UK GAAP purposes.

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

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	Final US$M	Provisional US$M

Balance Sheet at 30 June 2001
Current assets
Cash assets	687	687
Receivables	883	883
Inventories	1 022	1 022
Other financial assets	132	132

Non-current assets
Property, plant and equipment	11 567	11 540
Intangibles	3 307	3 278
Other financial assets	2 929	2 971

Current liabilities
Payables	1 048	1 048
Interest bearing liabilities	1 300	1 300
Other provisions	221	221

Non-current liabilities
Interest bearing liabilities	3 329	3 329
Tax liabilities	2 129	2 161
Other provisions	634	588

Equity minority interests	337	337

Net assets	11 529	11 529

Shareholders’ equity
Shareholders’ equity	11 529	11 529

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(C) BHP Steel demerger

Under UK GAAP, the BHP Steel demerger will be treated in two components in the year ending 30 June 2003 – a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets). Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which is required to be recognised in the result for the period ended 30 June 2002 for US GAAP. The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel.

(D) Employee compensation costs

In these accounts, the expected cost of awards under various employee ownership plans is charged to the profit and loss account over the vesting period. Under US GAAP, compensation expense arising from variable equity award plans is recognised based on movements in their intrinsic value.

(E) Depreciation – write downs

Following certain asset write-downs not applicable under US GAAP, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation.  The movement in the shareholders’ equity reconciliation in 2002 for this item largely reflects impacts of the BHP Steel demerger and has been included in that item in the income reconciliation.

(F) Depreciation - revaluations

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

(G) Depreciation - reserves

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

(T) Error correction - expenses on spin-off of OneSteel Limited

Costs associated with completion of the spin-off of OneSteel Limited are recognised directly in equity for UK GAAP but are charged as expenses for US GAAP. Previously published financial statements incorrectly recognised these costs directly in equity. This change in accounting in the year ended 30 June 2001 decreased US GAAP net income by US$30 million, and decreased US GAAP earnings per share by US$0.01 per share as shown in the following table.

	2001 US GAAP Net Income (US$M)	2001 US GAAP Basic Earnings Per Share (US$)

Prior to correction of error	912	0.25
Impact of error	(30)	(0.01)

Corrected financial statements	882	0.24

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(U) Restoration and rehabilitation costs

As of July 1, 2000, the Group recognizes the future cost to retire tangible long-lived assets from service over the estimated useful life of asset in accordance with the provisions of SFAS No. 143 Accounting for Asset Retirement Obligations.  SFAS No. 143 excludes from its scope temporarily idled assets and environmental remediation liabilities which are accounted for under SFAS No. 5 and SOP 96-1, where applicable.

Under SFAS No. 143, a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time the liability is incurred - generally when the asset is acquired, constructed or developed, and which may occur progressively over the life of a mine.  The Group amortises the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability.  The estimated liability is based on historical experience in retiring assets from service, the estimated useful lives of the assets, estimates as to the cost to dismantle, remove, sell, recycle, abandon or otherwise retire the asset and rehabilitate the site in the future and federal and state regulatory requirements.  The liability is a discounted liability using a credit- adjusted risk-free rate of approximately 6%.  Revisions to the liability could occur due to changes in asset removal costs, useful lives or if federal or state regulators enact new guidance on the removal of such assets.

The requirements of SFAS No. 143 are similar to the Group’s policy under UK GAAP and result in no material differences to be quantified in the reconciliation to US GAAP net income in fiscal 2002.  However, there are certain technical differences between UK GAAP and SFAS No. 143.  For example, accretion expense is classified as an operating item under SFAS 143 whereas it is classified at interest under UK GAAP.  In addition, SFAS No. 143 measures the liability based on the discount rate when the liability is incurred, whereas UK GAAP generally re-measures the liability using a current discount rate.  As such, differences may arise in the future that need to be quantified.

In fiscal 2001, the reconciliation effectively reports the adoption of SFAS No. 143, under which the BHP Billiton Limited Group (as predecessor) recorded a discounted liability of US$439 million, derecognized the previously recorded liability of US$390 million, increased net property and equipment by US$152 million, increased the provision for resources rent tax by US$53 million, established a deferred tax liability of US$22 million and recognized a one-time cumulative effect credit of US$28 million after tax.  The effect of the change in fiscal 2001 was to increase net income by US$28 million or US 1 cent per share.  Pro forma net income under US GAAP for the year ended June 30, 2000, assuming the adoption of SFAS No. 143 as of July 1, 1999, would have been US$357 million, or US 10 cents per share.

In fiscal 2000, an adjustment of US$61 million was credited in determining net income under US GAAP.  This adjustment reflects higher impairment charges under UK GAAP than US GAAP related to Western Australia HBI as the asset base under UK GAAP is higher due to capitalised asset retirement costs, increased asset retirement charges on mature assets under UK GAAP relative to US GAAP, and an increased gain on sale of a business under US GAAP as the asset retirement obligation extinguished on sale was higher under US GAAP than under UK GAAP.

A reconciliation of the Group’s liability, for the combined BHP Billiton Group, for the three years ended June 30, 2002, is included in note 21. Refer note 18 (b) for details of assets that are restricted for purposes of settling asset retirement obligations.

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

(X) Investments

As part of its exploration strategy, the Group makes use of junior exploration companies (junior) to leverage its exploration spend. This generally involves the Group receiving shares in the junior and an option to enter into a joint venture over specific properties the junior is exploring, in exchange for the Group contributing cash, exploration properties or other interests to the junior. Usually there is an agreement for the cash to be spent only on exploration of the specified properties. Under UK GAAP, cash contributions (which usually take the form of subscription for shares in the junior) are expensed as exploration costs and no gain is recorded when properties are contributed to the joint venture. The US GAAP treatment is similar to UK GAAP except that investments in juniors with publicly traded shares are carried at their fair value as available for sale securities with unrealized changes in value recorded in other comprehensive income until realised or an other-than-temporary impairment occurs.

(Y) Taxation adjustments

UK GAAP requires tax liabilities and assets to be measured at the amounts expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP requires the measurement of tax liabilities and assets using tax rates based on enacted tax law. The effect of a change in the UK corporate tax rate for petroleum companies was recognised in June 2002 for UK GAAP on the basis that the legislation was substantively enacted. This tax rate change will not be recognised for US GAAP purposes until the legislation is enacted. For 2002, an adjustment of US$61 million is reported in the item ‘taxation adjustments’. Previously published financial statements in respect of the year ended 30 June 2002 incorrectly recognised this adjustment as a charge to US GAAP net income. The correct treatment, reflected herein, is the recognition of this adjustment as a credit to US GAAP net income. This change in the year ended 30 June 2002 increased US GAAP net income by US$122 million and increased US GAAP earnings per share by US$0.02 per share.

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

	2002 US$M	2001 US$M	2000 US$M

Net income
As reported	1 249	882	400
Proforma	1 224	897	400

Basic earnings per share (a) (b)
As reported	0.21	0.24	0.11
Proforma	0.20	0.24	0.11

Diluted earnings per share (b) (c)
As reported	0.21	0.24	0.11
Proforma	0.20	0.24	0.11

(a)	Based on net profit attributable to members of BHP Billiton Group.

(b)	Comparative data has been adjusted to take into account the bonus share issue effective 29 June 2001. Refer note 23.

(c)	Refer note 12.

Refer to note 23 “Employee share ownership plans” for significant assumptions used in applying the Black-Scholes option pricing model to calculate the employee compensation expense under SFAS 123.

(C) Impact of new accounting standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141: Business Combinations (SFAS 141) and Statement of Financial Accounting Standards No. 142: Goodwill and Other Intangible Assets (SFAS 142). In August 2001, the FASB also issued Statement of Financial Accounting Standards No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146: Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146).

For the purpose of deriving US GAAP financial information of the BHP Billiton Group, SFAS 141 applies to purchase business combinations entered into after 30 June 2001. SFAS 142 and SFAS 144 will apply for the year ending 30 June 2003 while SFAS146 is effective for exit or disposal activities initiated after 31 December 2002. The BHP Billiton Group has not adopted any of these standards early for the purpose of the June 2002 financial statements.

SFAS 141 changes the accounting for business combinations to a single purchase accounting method. SFAS 141 also changes the recognition criteria for intangible assets other than goodwill, and expands disclosure requirements in relation to business combinations. SFAS 142 changes the accounting for acquired goodwill and other intangible assets by requiring that goodwill and intangible assets with indefinite useful lives not be amortised. Under SFAS 142, the carrying amount of such assets will be subject to impairment tests at least on an annual basis. SFAS 144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. SFAS 146 requires that costs associated with exit or disposal activities be recognised when they are incurred rather than at the date of a commitment to an exit or disposal plan.

The BHP Billiton Group will implement SFAS 142 and SFAS 144 with effect from 1 July 2002 but has not evaluated the potential impact of any of the other new standards on its future financial performance or financial position.

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

Pensions

	BHP Billiton Group

	2002 US$M	2001 US$M	2000 US$M

The net periodic pension cost for the significant pension plans comprised:
Service costs	67	63	102
Interest costs	85	77	97
Expected return on plan assets	(105)	(108)	(146)
Amortisation of prior service cost	1	2	2
Amortisation of net transition asset	(12)	(12)	(17)
Termination benefits and curtailment costs	1	(2)	35
Recognised net actuarial loss/(gain)	1	(8)	(9)

Net periodic pension cost under US GAAP	38	12	64

	BHP Billiton Group

	2002 %pa	2001 %pa	2000 %pa

The major weighted average assumptions used in computing the above pension cost/income were:
Rates of future pay increases	3.4%	3.6%	3.4%
Discount rate	6.2%	6.4%	6.4%
Expected long term rates of return on plan assets	8.0%	8.1%	8.1%

	BHP Billiton Group

	2002 US$M	2001 US$M

Change in benefit obligation
Projected benefit obligation at the beginning of the year	1 468	1 458
Amendments	1	—
Service costs	67	63
Interest costs	85	77
Plan participants’ contributions	9	25
Actuarial loss	18	46
Benefits paid	(218)	(440)
Acquisitions	—	374
Subsidiary schemes transferred to joint venture	(110)	—
Termination benefits and curtailment costs	(2)	6
Exchange variations	69	(141)

Projected benefit obligation at the end of the year	1 387	1 468

Projected benefit obligation at the end of the year for plans with accumulated benefit obligations in excess of plan assets	599	132

Accumulated benefit obligation at the end of the year for plans with accumulated benefit obligations in excess of plan assets	520	97

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 35. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(D) Pensions and post-retirement benefit schemes continued

	BHP Billiton Group

	2002 US$M	2001 US$M

Change in plan assets
Fair value of plan assets at the beginning of the year	1 483	1 567
Actual return on plan assets	(54)	(22)
Employer contribution	68	61
Plan participants’ contributions	9	25
Benefits paid	(218)	(440)
Termination benefits and curtailment costs	(2)	—
Acquisitions	—	430
Subsidiary schemes transferred to joint venture	(113)	—
Exchange variations	38	(138)

Fair value of plan assets at the end of the year	1 211	1 483

Fair value of plan assets at the end of the year for plans with accumulated benefit obligations in excess of plan assets	418	52

Plan assets consist primarily of bonds and equities. Further details are given in note 28.
Funded status
Funded status	(176)	15
Unrecognised net actuarial loss	270	78
Unrecognised prior service cost	7	8
Unrecognised net transition asset	(8)	(20)

Net amount recognised	93	81

	BHP Billiton Group

Analysis of net amount recognised	2002 US$M	2001 US$M

Prepaid benefit obligation	150	170
(Accumulated) benefit obligation	(138)	(89)
Intangible asset	7	—
Accumulated other comprehensive income	74	—

Net amount recognised	93	81

	BHP Billiton Group

Post-retirement medical benefits	2002 US$M	2001 US$M	2000 US$M

Net Medical Cost
Service cost	3	1	1
Interest cost	17	8	8
Recognised actuarial loss	1	1	1
Termination benefits and curtailment costs	(5)	—	—
Amortisation of prior service credit	(1)	—	—

Net medical cost	15	10	10

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

(millions of barrels)	Australia/Asia	Americas	UK/Middle East	Total

Proved developed and undeveloped oil, condensate and LPG reserves (a)
Reserves at 30 June 1999	475.5	23.3	85.2	584.0
Improved recovery	—	—	—	—
Revisions of previous estimates	26.0	(0.1)	4.3	30.2
Extensions and discoveries	19.9	9.4	11.4	40.7
Purchase/sales of reserves	(8.7)	(0.1)	—	(8.8)
Production (b)	(74.4)	(3.9)	(10.8)	(89.1)

Total changes	(37.2)	5.3	4.9	(27.0)

Reserves at 30 June 2000	438.3	28.6	90.1	557.0
Improved recovery	0.4	—	—	0.4
Revisions of previous estimates	5.3	0.5	0.5	6.3
Extensions and discoveries	4.4	67.6	74.1	146.1
Purchase/sales of reserves	(0.9)	3.8	(18.3)	(15.4)
Production (b)	(70.7)	(4.2)	(12.2)	(87.1)

Total changes	(61.5)	67.7	44.1	50.3

Reserves at 30 June 2001	376.8	96.3	134.2	607.3
Improved recovery	—	—	—	—
Revisions of previous estimates	12.1	3.2	(11.0)	4.3
Extensions and discoveries	3.4	70.2	—	73.6
Purchase/sales of reserves	—	—	—	—
Production (b)	(63.3)	(9.0)	(14.3)	(86.6)

Total changes	(47.8)	64.4	(25.3)	(8.7)

Reserves at 30 June 2002 (c)	329.0	160.7	108.9	598.6

Proved developed oil, condensate and LPG reserves (a)
Reserves at 1 July 1999	335.8	14.5	48.5	398.8
Reserves at 30 June 2000	334.2	11.3	46.3	391.8
Reserves at 30 June 2001	268.6	9.4	40.9	318.9

Reserves at 30 June 2002	233.1	15.9	30.2	279.2

(a)	In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and LPG reserves include 20.5 million barrels derived from probabilistic aggregation procedures.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 36. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED) continued

(billions of cubic feet)	Australia/Asia (a)	Americas	UK/Middle East	Total

Proved developed and undeveloped natural gas reserves
Reserves at 30 June 1999	3 828.9	125.2	844.7	4 798.8
Improved recovery	—	—	—	—
Revisions of previous estimates	280.5	—	7.3	287.8
Extensions and discoveries	206.6	35.2	—	241.8
Purchases/sales of reserves	—	(2.7)	(79.1)	(81.8)
Production (b)	(173.1)	(15.3)	(67.9)	(256.3)

Total changes	314.0	17.2	(139.7)	191.5

Reserves at 30 June 2000	4 142.9	142.4	705.0	4 990.3
Improved recovery	—	—	—	—
Revisions of previous estimates	72.8	(26.4)	(43.9)	2.5
Extensions and discoveries	32.9	38.5	—	71.4
Purchases/sales of reserves	—	6.1	—	6.1
Production (b)	(170.2)	(21.5)	(67.1)	(258.8)

Total changes	(64.5)	(3.3)	(111.0)	(178.8)

Reserves at 30 June 2001	4 078.4	139.1	594.0	4 811.5
Improved recovery	—	—	—	—
Revisions of previous estimates	3.9	2.7	(35.8)	(29.2)
Extensions and discoveries	605.9	37.3	—	643.2
Purchases/sales of reserves	—	—	—	—
Production (b)	(187.4)	(25.1)	(69.0)	(281.5)

Total changes	422.4	14.9	(104.8)	332.5

Reserves at 30 June 2002 (c)	4 500.8	154.0	489.2	5 144.0

Proved developed natural gas reserves
Reserves at 1 July 1999	2 349.7	116.5	612.8	3 079.0
Reserves at 30 June 2000	2 437.0	125.9	522.4	3 085.3
Reserves at 30 June 2001	2 303.2	84.6	550.2	2 938.0

Reserves at 30 June 2002	2 455.1	79.9	481.9	3 016.9

(a)	Production for Australia includes gas sold as LNG.
(b)	Production for reserves differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 185.4 billion cubic feet derived from probabilistic aggregation procedures.

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

	2002 US$M	2001 US$M

Capitalised cost
Unevaluated properties	234	272
Production properties	7 576	6 253

Total costs (a)(b)	7 810	6 525
less Accumulated depreciation, depletion and amortisation and impairments (a)(b)	(3 944)	(3 052)

Net capitalised costs (c)	3 866	3 473

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M

2002
Oil and gas sales	1 888	262	538	2 688
Production costs	(204)	(37)	(80)	(321)
Exploration expenses (a)	(24)	(87)	(41)	(152)
Depreciation, depletion, amortisation (a)	(230)	(142)	(199)	(571)
Production taxes	(446)	(12)	(5)	(463)
Other, net (b)	—	—	—	—

	984	(16)	213	1 181
Income taxes	(301)	12	(50)	(339)

Results of oil and gas producing activities (c)	683	(4)	163	842

2001
Oil and gas sales	2 269	214	663	3 146
Production costs	(84)	(76)	(164)	(324)
Exploration expenses (a)	(32)	(106)	(27)	(165)
Depreciation, depletion and amortisation (a)	(269)	(65)	(187)	(521)
Production taxes	(745)	—	(4)	(749)
Other, net (b)	181	15	2	198

	1 320	(18)	283	1 585
Income taxes	(424)	34	(89)	(479)

Results of oil and gas producing activities (c)	896	16	194	1 106

2000
Oil and gas sales	2 053	127	461	2 641
Production costs	(253)	(42)	(109)	(404)
Exploration expenses (a)	(25)	(79)	(17)	(121)
Depreciation, depletion and amortisation (a)	(293)	(35)	(186)	(514)
Production taxes	(481)	—	(4)	(485)
Other, net (b)	67	—	36	103

	1 068	(29)	181	1 220
Income taxes	(361)	9	(45)	(397)

Results of oil and gas producing activities (c)	707	(20)	136	823

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M

Standardised Measure of discounted future net cash flows (unaudited)
2002
Future cash inflows	19 439	4 489	4 020	27 948
Future production costs	(7 209)	(975)	(1 067)	(9 251)
Future development costs (a) (b)	(2 484)	(1 342)	(450)	(4 276)
Future income taxes	(2 909)	(695)	(620)	(4 224)

Future net cash flows	6 837	1 477	1 883	10 197
Discount at 10% per annum	(3 363)	(757)	(597)	(4 717)

Standardised Measure	3 474	720	1 286	5 480

2001
Future cash inflows	19 533	2 637	3 173	25 343
Future production costs	(6 174)	(750)	(954)	(7 878)
Future development costs (a) (b)	(2 586)	(649)	(220)	(3 455)
Future income taxes	(3 148)	(415)	(551)	(4 114)

Future net cash flows	7 625	823	1 448	9 896
Discount at 10% per annum	(3 792)	(293)	(402)	(4 487)

Standardised Measure	3 833	530	1 046	5 409

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

NOTE 36. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED) continued

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M

Standardised Measure of discounted future net cash flows (unaudited)
continued
2000
Future cash inflows	21 243	985	3 822	26 050
Future production costs	(7 558)	(182)	(1 023)	(8 763)
Future development costs (a) (b)	(1 385)	(128)	(304)	(1 817)
Future income taxes	(3 717)	(223)	(635)	(4 575)

Future net cash flows	8 583	452	1 860	10 895
Discount at 10% per annum	(4 667)	(130)	(578)	(5 375)

Standardised Measure	3 916	322	1 282	5 520

(a)

Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2002 are estimated to be US$402 million (2002) and this amount has been included in the Standardised Measure calculation.

(b)	Future costs to develop our proved undeveloped reserves over the next three years are expected to be US$1 052 million (2003), US$988 million (2004) and US$587 million (2005).

Changes in the Standardised Measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown in discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2002 US$M	2001 US$M	2000 US$M

Changes in the Standardised Measure of discounted future net cash flows (unaudited)
Standardised Measure – beginning of period	5 409	5 520	2 767
Revisions:
Prices, net of production costs	342	(201)	4 086
Revisions of quantity estimates (a)	599	(27)	424
Accretion of discount	781	772	429
Changes in production timing and other (b)	(1 136)	427	(236)

	5 995	6 491	7 470
Sales of oil and gas, net of production costs	(1 941)	(2 096)	(1 463)
Acquisitions of reserves-in-place	—	70	—
Sales of reserves-in-places (c) (d)	—	(24)	(60)
Development costs incurred which reduced previously estimated development costs	656	323	207
Extensions and discoveries, net of future costs	778	464	430
Changes in future income taxes	(8)	181	(1 064)

Standardised Measure – end of period	5 480	5 409	5 520

(a)	Changes in reserves quantities are shown in the Oil & Gas Reserves on pages F-142 and F-143. Reserve quantities are discussed under ‘Business Description – Petroleum’.
(b)	Includes the effect of foreign exchange.
(c)	Reflects the sale of Buffalo oil field in Northern Australia on 30 March 2001.
(d)	Reflects the sale of PNG assets in December 1999.

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

	2002	2001

Crude oil and condensate production (millions of barrels)
Australia/Asia	56.2	64.3
Americas	9.0	3.7
Europe/Middle East	13.3	11.1

Total	78.5	79.1

Natural gas production (a) (billions of cubic feet)
Australia/Asia	126.0	115.5
Americas	25.2	21.3
Europe/Middle East	72.7	68.3

Total	223.9	205.1

Liquefied natural gas (LNG) production (b) (thousand tonnes)
Australia/Asia (leasehold production)	1 298.8	1 241.8

Liquefied petroleum gas (LPG) production (c) (thousand tonnes)
Australia/Asia (leasehold production)	551.4	582.1
Europe/Middle East (leasehold production)	85.6	91.5

Total	637.0	673.6

Ethane production (thousand tonnes)
Australia/Asia (leasehold production)	87.1	67.4

Average sales price
Oil and Condensate (US$ per barrel) (d)	22.58	29.39
Natural gas (US$ per thousand cubic feet)	1.84	1.73

Average production cost (e)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	5.83	8.19
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	2.38	2.48

(a)	Natural gas production figures exclude gas sold as LNG or ethane.
(b)	LNG consists primarily of liquefied methane.
(c)	LPG consists primarily of liquefied propane and butane.
(d)	Oil and condensate prices net of commodity hedging were US$22.58 (2001: US$28.04; 2000: US$22.86).
(e)

Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION

BHP Billiton Group

Unaudited Interim Financial Information

31 December 2002

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

UNAUDITED INTERIM FINANCIAL INFORMATION

The unaudited condensed interim financial information set out on pages F-151 to F-187 has been prepared on the same basis and using the same accounting policies as were applied in drawing up the financial information contained in the accounts of BHP Billiton Plc for the year ended 30 June 2002.  The interim financial information should be read in conjunction with the accounts of BHP Billiton Plc for the year ended 30 June 2002 and does not include all information normally contained within the notes to annual accounts. Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

The Australian Federal Government has introduced Consolidations tax law, which enables an Australian group of companies to be treated as a single entity and to lodge a single tax return, if the Group makes an election, which is voluntary.

The election to consolidate can be made from the 2003 financial year and to be eligible the Head company of the wholly-owned group of entities will need to make an irrevocable choice to consolidate with its wholly-owned Australian subsidiaries for income tax purposes. This election needs to be made to the Australian Taxation Office (ATO) by the time the Group lodges its first consolidated income tax return (being 1 December for the prior year ending 30 June). All of the wholly-owned subsidiaries will become “subsidiary members” of the consolidated group and together with the Head company will constitute the members of the group.

The new Consolidations tax law rules also provide the means for pooling of Group franking credits and disregarding intra-group transactions in calculating tax liabilities. Groups that do not elect to form a consolidated group will not be able to use existing grouping rules, including grouping of tax losses and rollover of capital gains tax assets. Complex rules applicable upon election restrict the ability to bring tax losses into a consolidated group and permit reset of the tax cost base of assets in certain limited circumstances.

The Group has yet to decide whether or not to elect under the Consolidations regime, so any impact on the Financial Statements has not yet been determined. It is anticipated the Group will be able to determine this position at the completion of the 2003 financial year. In the event that the Group elects to consolidate, there is not expected to be any adverse effect on recorded tax assets.

The financial information for the half years ended 31 December 2002 and 31 December 2001 is unaudited. In the opinion of the Directors, the financial information for these periods presents fairly the financial position, results of operations and cash flows for the periods in conformity with UK generally accepted accounting principles (GAAP).

The financial information for the year ended 30 June 2002 has been derived from the audited financial statements of BHP Billiton Plc for that period as filed with the UK Registrar of Companies and does not constitute the statutory accounts of BHP Billiton Plc for that period. The auditors’ report on the statutory accounts for the year ended 30 June 2002 was unqualified and did not contain statements under Section 237 (2) (regarding adequacy of accounting records and returns) or under Section 237 (3) (provision of necessary information and explanations) of the United Kingdom Companies Act 1985.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Unaudited Condensed Consolidated Profit and Loss Account
for the half year ended 31 December 2002

		Half year ended 31 December 2002

	Notes	Continuing Operations US$M	Discontinued Operations/ Exceptional items US$M	Total US$M

Turnover (including share of joint ventures and associates)		8 048	—	8 048
less Share of joint ventures’ and associates’ turnover included above		(977)	—	(977)

Group turnover		7 071	—	7 071
Net operating costs	1	(5 618)	—	(5 618)

Group operating profit/(loss)		1 453	—	1 453
Share of operating profit/(loss) of joint ventures and associates		184	—	184

Operating profit/(loss) (including share of profit of joint ventures and associates)		1 637	—	1 637
Income from other fixed asset investments		14	—	14
Profit/(loss) on sale of fixed assets		8	—	8
Profit/(loss) on sale of subsidiaries		—	—	—
Loss on termination of operations	1	—	—	—
Loss on sale of discontinued operations	1	—	(19)	(19)

Profit/(loss) before net interest and similar items payable and taxation		1 659	(19)	1 640
Net interest and similar items payable
Group	4	(199)	—	(199)
Joint ventures and associates	4	(46)	—	(46)

Profit/(loss) before taxation		1 414	(19)	1 395
Taxation	1	(466)	—	(466)

Profit/(loss) after taxation		948	(19)	929
Equity minority interests		(17)	—	(17)

Profit/(loss) for the financial period (attributable profit)		931	(19)	912
Dividends to shareholders		(434)	—	(434)

Retained profit/(loss) for the financial period		497	(19)	478

Earnings/(loss) per ordinary share (basic) (US cents) (a)		15	(0)	15
Earnings/(loss) per ordinary share (diluted) (US cents) (a)		15	(0)	15
Dividend per ordinary share (US cents)				7.0

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Unaudited Condensed Consolidated Profit and Loss Account continued

		Half year ended 31 December 2001

	Notes	Continuing Operations US$M	Discontinued Operations US$M	Total US$M

Turnover (including share of joint ventures and associates)		7 649	1 245	8 894
less Share of joint ventures’ and associates’ turnover included above		(723)	(92)	(815)

Group turnover		6 926	1 153	8 079
Net operating costs	1	(5 566)	(1 113)	(6 679)

Group operating profit/(loss)		1 360	40	1 400
Share of operating profit/(loss) of joint ventures and associates		171	(2)	169

Operating profit/(loss) (including share of profit of joint ventures and associates)		1 531	38	1 569
Income from other fixed asset investments		17	1	18
Profit/(loss) on sale of fixed assets		(21)	16	(5)
Profit on sale of subsidiaries		69	—	69
Loss on termination of operations	1	—	—	—
Loss on sale of discontinued operations	1	—	—	—

Profit/(loss) before net interest and similar items payable and taxation		1 596	55	1 651
Net interest and similar items payable
Group	4	(37)	(1)	(38)
Joint ventures and associates	4	14	(5)	9

Profit/(loss) before taxation		1 573	49	1 622
Taxation	1	(399)	(3)	(402)

Profit/(loss) after taxation		1 174	46	1 220
Equity minority interests		(19)	(3)	(22)

Profit/(loss) for the financial period (attributable profit)		1 155	43	1 198
Dividends to shareholders		(392)	—	(392)

Retained profit/(loss) for the financial period		763	43	806

Earnings per ordinary share (basic) (US cents) (a)		19	1	20
Earnings per ordinary share (diluted) (US cents) (a)		19	1	20
Dividend per ordinary share (US cents)				6.5

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Unaudited Condensed Consolidated Profit and Loss Account continued

		Year ended 30 June 2002

	Notes	Continuing Operations US$M	Exceptional Items US$M	Continuing Operations Including Exceptional Items US$M	Discontinued Operations US$M	Total US$M

Turnover (including share of joint ventures and associates)		15 228	—	15 228	2 550	17 778
less Share of joint ventures’ and associates’ turnover included above		(1 666)	—	(1 666)	(206)	(1 872)

Group turnover		13 562	—	13 562	2 344	15 906
Net operating costs	1	(10 907)	(111)	(11 018)	(2 285)	(13 303)

Group operating profit/(loss)		2 655	(111)	2 544	59	2 603
Share of operating profit/(loss) of joint ventures and associates		329	—	329	11	340

Operating profit/(loss) (including share of profit/(loss) of joint ventures and associates)		2 984	(111)	2 873	70	2 943
Income from other fixed asset investments		37	—	37	1	38
Profit/(loss) on sale of fixed assets		13	—	13	15	28
Profit on sale of subsidiaries		68	—	68	—	68
Loss on termination of operations	1	—	(101)	(101)	—	(101)
Loss on sale of discontinued operations	1	—	—	—	—	—

Profit/(loss) before net interest and similar items payable and taxation		3 102	(212)	2 890	86	2 976
Net interest and similar items payable
Group	4	(208)	—	(208)	(4)	(212)
Joint ventures and associates	4	(28)	—	(28)	(9)	(37)

Profit/(loss) before taxation		2 866	(212)	2,654	73	2 727
Taxation	1	(961)	(32)	(993)	3	(990)

Profit/(loss) after taxation		1 905	(244)	1,661	76	1 737
Equity minority interests		(39)	—	(39)	(8)	(47)

Profit/(loss) for the financial period (attributable profit)		1 866	(244)	1,622	68	1 690
Dividends to shareholders		(784)	—	(784)	—	(784)

Retained profit/(loss) for the financial period		1 082	(244)	838	68	906

Earnings/(loss) per ordinary share (basic) (US cents) (a)		31	(4)	27	1	28
Earnings/(loss) per ordinary share (diluted) (US cents) (a)		31	(4)	27	1	28
Dividend per ordinary share (US cents)						13.0

For the year ended 30 June 2002 BHP Steel’s results were reported as discontinued operations due to the demerger of the BHP Steel business in July 2002. The half year ended 31 December 2001 has been restated accordingly. There are no exceptional items in net operating costs of discontinued operations for the half year ended 31 December 2001 or the full year ended 30 June 2002.  Net interest shown against discontinued operations includes that amount of net external interest that is directly attributable to the discontinued operations.  Taxation is the nominal charge on the profit before taxation.

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share has been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Billiton Employee Share Ownership Trust.

The calculation of basic earnings per ordinary share is based on earnings after tax and minority interest of US$912 million (31 December 2001: US$1,198 million; 30 June 2002: US$1,690 million) and the weighted average number of ordinary shares outstanding of 6,201 million (31 December 2001: 6,024 million; 30 June 2002: 6,029 million).  The calculation of diluted earnings per share is based on earnings after tax and minority interest of US$912 million (31 December 2001: US$1,198 million; 30 June 2002: US$1,690 million) and the weighted average number of shares outstanding of 6,219 million (31 December 2001: 6,040 million; 30 June 2002: 6,042 million). The exceptional loss of US$19 million upon sale of the 6% interest in BHP Steel for US$75 million in July 2002 reduced basic and diluted earnings per share by 0.3 US cents for the half year ended 31 December 2002.

For the periods reported, one American Depositary Share (ADS) represents two shares. Earnings per ADS were 30 US cents for the half year ended 31 December 2002 (31 December 2001: 40 US cents; 30 June 2002: 56 US cents).

(a)

Whilst the presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP.  Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer to note 1 for details of exceptional items excluded.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Unaudited Condensed Consolidated Balance Sheet
at 31 December 2002

	Notes	As at 31 December 2002 US$M	As at 31 December 2001 US$M	As at 30 June 2002 US$M

Fixed assets
Intangible assets
Goodwill		38	44	42
Negative goodwill		(32)	(35)	(33)

		6	9	9

Tangible assets		18 931	19 279	20 179
Investments
Joint ventures – share of gross assets		2 799	3 084	2 902
Joint ventures – share of gross liabilities		(1 361)	(1 830)	(1 434)

		1 438	1 254	1 468

Associates		100	63	85
Loans to joint ventures and associates and other investments		868	1 108	987

		21 343	21 713	22 728

Current assets
Stocks		1 253	1 507	1 457
Debtors
Amounts due within one year		2 254	2 388	2 554
Amount due after one year		1 149	869	1 197

		3 403	3 257	3 751

Investments		107	175	117
Cash including money market deposits		874	661	1 499

		5 637	5 600	6 824
Creditors – amounts falling due within one year		(4 397)	(3 738)	(6 229)

Net current assets		1 240	1 862	595

Total assets less current liabilities		22 583	23 575	23 323
Creditors – amounts falling due after more than one year		(6 569)	(7 297)	(5 987)
Provisions for liabilities and charges		(4 256)	(3 777)	(4 654)

Net assets		11 758	12 501	12 682
Equity minority interests		(302)	(322)	(326)

Attributable net assets		11 456	12 179	12 356

Capital and reserves
Called up share capital – BHP Billiton Plc		1 235	1 160	1 160
Share premium account		517	592	592
Contributed equity – BHP Billiton Limited		1 759	3 065	3 143
Profit and loss account		7 945	7 362	7 461

Equity shareholders’ funds	5	11 456	12 179	12 356

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Balance Sheets as at 31 December 2001 and 30 June 2002 include BHP Steel assets and liabilities accordingly.

Unaudited Condensed Consolidated Statement of Total Recognised Gains and Losses
for the half year ended 31 December 2002

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 US$M

Attributable profit for the period	912	1 198	1 690
Exchange gains and losses on foreign currency net investments	39	26	25

Total recognised gains for the period	951	1 224	1 715

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Total Recognised Gains and Losses for the half year ending 31 December 2001 and year ending 30 June 2002 includes gains and losses pertaining to BHP Steel.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Unaudited Condensed Consolidated Statement of Cash Flows
for the half year ended 31 December 2002

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 US$M

Net cash inflow from Group operating activities (a)	1 899	2 065	4 641

Dividends received from joint ventures and associates	70	44	149

Interest paid	(158)	(288)	(496)
Dividends paid on redeemable preference shares	(12)	(16)	(35)
Interest received	6	46	156
Other dividends received	14	18	38
Dividends paid to minorities	(20)	(4)	(20)

Net cash outflow from returns on investments and servicing of finance	(170)	(244)	(357)

Taxes paid	(540)	(400)	(606)
Refund of taxes paid	—	—	91

Taxation	(540)	(400)	(515)

Available cash flow	1 259	1 465	3 918

Purchases of tangible fixed assets	(1 216)	(1 081)	(2 481)
Exploration expenditure	(130)	(202)	(390)
Disposals of tangible fixed assets	33	144	200
Purchase of investments and funding of joint ventures	(52)	(5)	(182)
Sale of investments and repayments by joint ventures (a)	165	36	232

Net cash outflow from capital expenditure and financial investment	(1 200)	(1 108)	(2 621)

Investment in subsidiaries	—	(45)	(45)
Sale of subsidiaries (a)	358	150	190
Cash transferred on disposal (a)	(86)	(26)	(45)
Investment in joint ventures	—	(42)	(208)
Disposal of joint venture	—	6	70

Net cash inflow/(outflow) from acquisitions and disposals	272	43	(38)

Net cash flow before equity dividends paid, management of liquid resources and financing	331	400	1 259

Equity dividends paid	(835)	(811)	(811)

Net cash flow before management of liquid resources and financing	(504)	(411)	448

Net cash (outflow)/inflow from management of liquid resources	(6)	236	157

Redeemable preference shares	—	(355)	(423)
Finance lease obligations	—	(4)	(28)
Debt due within one year – repayment of loans	(1 657)	(924)	(1 344)
Debt due within one year – drawdowns	1 264	723	1 657
Debt due after one year – repayment of loans	(1 038)	(2 074)	(2 722)
Debt due after one year – drawdowns	1 614	2 688	2 318

Net cash inflow/(outflow) from debt and finance leases	183	54	(542)

Share buy-back scheme – BHP Billiton Limited	—	(19)	(19)
Issue of shares	72	26	104

Net cash inflow/(outflow) from financing	255	61	(457)

(Decrease)/Increase in cash in the period	(255)	(114)	148

(a)

The impact on the BHP Billiton Group’s cash flows of the demerger of BHP steel business in July 2002, was a cash inflow of US$347 million, representing US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid. US$75 million from the sale of the 6% interest in BHP Steel is included in the sale of investments and repayments by joint ventures.

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Cash Flows for the half year ending 31 December 2001 and year ending 30 June 2002 include cash flows pertaining to BHP Steel.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Unaudited Condensed Consolidated Statement of Cash Flows continued
For the half year ended 31 December 2002

	Notes	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 US$M

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the period		(255)	(114)	148
Cash flow from debt and finance leases		(183)	(54)	542
Cash flow from management of liquid resources		6	(236)	(157)

(Increase)/decrease in net debt arising from cash flows		(432)	(404)	533
Other non-cash movements	6	232	—	—
(Increase)/decrease in net debt from exchange adjustments	6	(41)	178	(34)

(Increase)/decrease in net debt		(241)	(226)	499
Net debt at beginning of period	6	(6 822)	(7 321)	(7 321)

Net debt at end of period	6	(7 063)	(7 547)	(6 822)

(a)	Net cash inflow from Group operating activities

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 US$M

Operating profit	1 453	1 400	2 603
Depreciation and amortisation	792	863	1 727
Impairment of assets	—	—	119
Employee share awards	15	8	28
Net exploration charge	83	172	243
(Increase) in stocks	(124)	(112)	(11)
(Increase)/decrease in debtors	(118)	202	(346)
(Decrease)/increase in creditors	(152)	(332)	292
(Decrease) in provisions	(36)	(157)	(49)
Other movements	(14)	21	35

Net cash inflow from Group operating activities	1 899	2 065	4 641

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Cash Flows for the half year ending 31 December 2001 and year ending 30 June 2002 include cash flows pertaining to BHP Steel.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 1. EXCEPTIONAL ITEMS

Half year ended 31 December 2002	Gross US$M	Tax US$M	Net US$M

Loss on sale of 6% interest in BHP Steel	(19)	—	(19)

Total by category	(19)	—	(19)

Discontinued operations	(19)	—	(19)

Total by Customer Sector Group	(19)	—	(19)

There were no exceptional items in the half year ended 31 December 2001.

Year ended 30 June 2002	Gross US$M	Tax US$M	Net US$M

Termination of operations (net increase in impairment and other provisions for South West Copper business in US)	(101)	—	(101)
Taxation (restatement of deferred taxation balances due to increase of corporation taxation rate for petroleum operations in the UK)	—	(56)	(56)
Suspension of Tintaya sulphide operations	(31)	9	(22)
Merger related restructuring costs	(80)	15	(65)

Total by category	(212)	(32)	(244)

Petroleum	(4)	1	(3)
Aluminium	(4)	—	(4)
Base Metals	(145)	10	(135)
Carbon Steel Materials	(6)	1	(5)
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(5)	1	(4)
Stainless Steel Materials	(3)	—	(3)
Group and unallocated items	(39)	(47)	(86)

Total by Customer Sector Group	(212)	(32)	(244)

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 2. ANALYSIS BY BUSINESS SEGMENT

Turnover	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 US$M

Petroleum	1 511	1 434	2 815
Aluminium	1 535	1 371	2 857
Base Metals	897	817	1 821
Carbon Steel Materials	1 747	1 660	3 306
Diamonds and Specialty Products	716	752	1 480
Energy Coal	947	1 045	1 919
Stainless Steel Materials	491	449	868
Group and unallocated items	424	378	730
Intersegment	(220)	(257)	(568)

Total Continuing Operations	8 048	7 649	15 228
Discontinued Operations (a)	—	1 245	2 550

Total BHP Billiton Group	8 048	8 894	17 778

Profit before taxation
Petroleum	660	576	1 073
Aluminium	266	191	492
Base Metals	83	69	200
Carbon Steel Materials	506	565	1 084
Diamonds and Specialty Products	150	138	272
Energy Coal	124	350	536
Stainless Steel Materials	61	(36)	3
Group and unallocated items	(191)	(257)	(558)
Exceptional items	—	—	(212)

Total Continuing Operations	1 659	1 596	2 890
Discontinued Operations (a)	(19)	55	86

Profit before net interest and taxation	1 640	1 651	2 976
Net interest	(245)	(29)	(249)

Total BHP Billiton Group	1 395	1 622	2 727

Trading activities included above
Turnover
Petroleum	33	35	72
Aluminium	557	518	1 006
Base Metals	6	1	24
Carbon Steel Materials	11	14	22
Diamonds and Specialty Products	374	431	823
Energy Coal	145	63	108
Stainless Steel Materials	3	3	9
Group and unallocated	217	16	112

Total BHP Billiton Group	1 346	1 081	2 176

Profit before taxation
Petroleum	—	1	1
Aluminium	4	1	1
Base Metals	1	—	—
Carbon Steel Materials	(2)	—	—
Diamonds and Specialty Products	7	(6)	(6)
Energy Coal	3	3	3
Stainless Steel Materials	—	—	—
Group and unallocated	(3)	—	(5)

Total BHP Billiton Group	10	(1)	(6)

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 2. ANALYSIS BY BUSINESS SEGMENT continued

Net operating assets	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 US$M

Petroleum	3 227	2 722	2 865
Aluminium	4 907	4 773	4 727
Base Metals	4 116	4 149	4 077
Carbon Steel Materials	2 583	2 407	2 573
Diamonds and Specialty Products	1 484	1 672	1 620
Energy Coal	2 172	1 780	2 092
Stainless Steel Materials	1 709	1 747	1 663
Group and unallocated items	602	956	529

Total Continuing Operations	20 800	20 206	20 146
Discontinued Operations (a)	—	2 039	2 248

Total BHP Billiton Group	20 800	22 245	22 394

(a)

For the year ended 30 June 2002 BHP Steel’s results were reported as discontinued operations due to the demerger of the BHP Steel business in July 2002.  The half year ended 31 December 2001 has been restated accordingly.

NOTE 3. ANALYSIS BY GEOGRAPHICAL SEGMENT

	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002 (a)
Turnover by geographical market	US$M	US$M	US$M

Continuing operations
Australia	935	670	1 442
Europe	2 272	2 198	4 430
Japan	1 087	997	2 078
South Korea	585	428	1 068
Other Asia	958	1 121	1 998
North America	1 295	1 250	2 344
Southern Africa	418	407	936
Rest of World	498	578	932

Total from continuing operations	8 048	7 649	15 228

Discontinued operations
Australia	—	682	1 339
Europe	—	41	112
Japan	—	9	17
South Korea	—	17	42
Other Asia	—	141	328
North America	—	195	391
Rest of World	—	160	321

Total from discontinued operations	—	1 245	2 550

Total by geographical market	8 048	8 894	17 778

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 3. ANALYSIS BY GEOGRAPHICAL SEGMENT continued

Turnover by geographical origin	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 (a) US$M

Continuing operations
Australia	3 048	2 925	5 842
Europe	1 046	1 052	2 049
North America	1 011	1 072	2 143
South America	1 228	1 031	2 255
Southern Africa	1 503	1 340	2 696
Rest of World	212	229	243

Total from continuing operations	8 048	7 649	15 228

Discontinued operations
Australia	—	920	1 887
Europe	—	19	31
North America	—	92	208
Rest of World	—	214	424

Total from discontinued operations	—	1 245	2 550

Total by geographical origin	8 048	8 894	17 778

Profit before tax	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 (a) US$M

Continuing operations
Australia	930	872	1 549
Europe	108	115	233
North America	85	66	22
South America	216	128	301
Southern Africa	323	339	712
Rest of World	(3)	76	73

Total from continuing operations	1 659	1 596	2 890

Discontinued operations
Australia	(19)	30	25
Europe	—	—	3
North America	—	1	21
Rest of World	—	24	37

Total from discontinued operations	(19)	55	86

Net interest	(245)	(29)	(249)

Total by geographical origin	1 395	1 622	2 727

(a)	Certain re-allocations have been made in the geographic splits for the year ended 30 June 2002 to align reporting with that of the half year ended 31 December 2002.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 4. NET INTEREST AND SIMILAR ITEMS (PAYABLE)/RECEIVABLE

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 US$M

On bank loans and overdrafts	(30)	(122)	(161)
On all other loans	(151)	(136)	(311)
Finance lease and hire purchase interest	(2)	(4)	(5)

	(183)	(262)	(477)
Dividends on redeemable preference shares	(12)	(18)	(39)
Discounting on provisions	(38)	(18)	(42)
less Amounts capitalised (a)	51	15	58

	(182)	(283)	(500)
Share of interest of joint ventures and associates	(34)	(36)	(71)

	(216)	(319)	(571)
Interest received/receivable	29	48	142

	(187)	(271)	(429)

Exchange differences on net debt (b)
Group	(46)	197	146
Joint ventures and associates	(12)	45	34

	(58)	242	180

Net interest and similar items payable (c)	(245)	(29)	(249)

(a)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group. For the half-year ended 31 December 2002 the capitalisation rate was 5.26 per cent.

(b)	Net exchange (losses)/gains primarily represent the effect on borrowings of the (appreciation)/depreciation of the South African rand against the US dollar.
(c)	Disclosed in the consolidated profit and loss account as:

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 US$M

Net interest and similar items payable
Group	(199)	(38)	(212)
Joint ventures and associates	(46)	9	(37)

Net interest and similar items payable	(245)	(29)	(249)

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 5. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 US$M

Profit for the financial period	912	1 198	1 690
Other recognised gains and losses	39	26	25

Total recognised gains and losses	951	1 224	1 715
Dividends	(434)	(392)	(784)
Issue of ordinary shares	72	26	104
BHP Steel demerger (a)	(1 489)	—	—
Share buy-back program – BHP Billiton Limited	—	(19)	(19)

Net movement in shareholders’ funds	(900)	839	1 016
Shareholders’ funds at beginning of period	12 356	11 340	11 340

Shareholders’ funds at end of period	11 456	12 179	12 356

(a)

Includes costs associated with the BHP Steel demerger of US$17 million net of tax (US$24 million before tax). Additional costs of US$1 million net of tax (US$2 million before tax) have been charged against profit. Of the total, US$22 million has been paid at 31 December 2002.

NOTE 6. ANALYSIS OF MOVEMENTS IN NET DEBT

	As at 1 July 2002 US$M	Acquisitions & disposals US$M	Cash flow US$M	Other non-cash movements (a) US$M	Exchange movements US$M	As at 31 December 2002 US$M

Cash at bank and in hand	1 199	(86)	(570)	—	24	567
Overdrafts	(509)	—	401	—	(8)	(116)

	690	(86)	(169)	—	16	451

Redeemable preference shares	(450)	—	—	—	—	(450)
Finance lease obligations	(35)	—	—	(11)	—	(46)
Other debt due within one year	(2 276)	—	393	165	(19)	(1 737)
Other debt due after one year	(5 051)	—	(576)	78	(39)	(5 588)

	(7 812)	—	(183)	232	(58)	(7 821)

Money market deposits (b)	300	—	6	—	1	307

Net debt (c)	(6 822)	(86)	(346)	232	(41)	(7 063)

The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	1 199	(86)	(570)	—	24	567
Money market deposits (b)	300	—	6	—	1	307

	1 499	(86)	(564)	—	25	874

(a)	Net other non-cash movements represent debt transferred on demerger of BHP Steel.
(b)	Money market deposits with financial institutions have a maturity of up to three months.
(c)	The breakdown of net debt by currency is as follows:

	US$M As at 31 December 2002	As at 31 December 2001	US$M As at 30 June 2002

Net debt is denominated in:
US dollars	6 793	5 322	4 631
South African rand	337	358	348
Australian dollars	20	1 341	1 451
Canadian dollars	(68)	223	301
Other currencies	(19)	303	91

Net debt	7 063	7 547	6 822

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 7. NET OPERATING COSTS

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 US$M

Change in stocks of finished goods and work in progress	(97)	(128)	(99)
Raw materials and consumables	1 195	1 330	3 240
Staff costs	769	1 000	2 035
Amortisation of goodwill and negative goodwill	3	2	3
Depreciation of tangible fixed assets	789	861	1 724
Impairment charge	—	—	119
Loss on sale of fixed assets and joint ventures	—	—	—
Other operating income	(68)	(37)	(163)
Other operating charges	3 027	3 651	6 444

Group	5 618	6 679	13 303
Joint ventures and associates	793	646	1 532

Operating costs including joint ventures and associates	6 411	7 325	14 835

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M	Year ended 30 June 2002 US$M

Operating expenses and cost of sales	4 767	5 743	11 421
Group centre, general and administration charges	59	73	155
Amortisation of goodwill and negative goodwill	3	2	3
Depreciation of tangible fixed assets	789	861	1 724

Group	5 618	6 679	13 303
Joint ventures and associates	793	646	1 532

Operating costs including joint ventures and associates	6 411	7 325	14 835

NOTE 8. TAXATION

The tax charge was US$466 million, representing an effective rate of 33.0%.  Excluding the impacts on tax of non tax-effected foreign currency, translation of tax balances and other functional currency translation adjustments, the effective rate was 32.4%.

NOTE 9. STOCKS

	As at 31 December 2002 US$M	As at 31 December 2001 US$M	As at 30 June 2002 US$M

Raw materials and consumables	318	461	349
Work in progress	338	367	434
Finished goods	597	679	674

	1 253	1 507	1 457

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

RECONCILIATION TO US GAAP

The financial information of the BHP Billiton Group included in this interim report is prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). The reconciliations presented in this note set out the significant differences between US GAAP and UK GAAP that affect the BHP Billiton Group’s net income and shareholders’ equity.

The following is a summary of the estimated adjustments to net income for the half years ended 31 December 2002 and 2001 which would be required if US GAAP had been applied instead of UK GAAP. Certain items in the comparative period have been reclassified to conform to current period disclosures.

Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M

Reconciliation of net income
Attributable profit as reported under UK GAAP	912	1,198
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustment on acquisition of BHP Billiton Plc Group - Depreciation, amortisation and other asset movements	(A)	(91)	(305)
BHP Steel demerger	(B)	17	—
Employee compensation costs	(C)	(13)	—
Depreciation	– write-downs	(D)	(1)	(8)
– revaluations	(E)	5	2
– reserves	(F)	(7)	—
Restructuring and employee provisions	(G)	(5)	(38)
Fair value accounting for derivatives	(H)	(118)	38
Synthetic debt	(I)	(9)	12
Realised net exchange (losses)/gains on sale of assets/closure of operations	(J)	—	3
Exploration, evaluation and development expenditures	(K)	(15)	(5)
Start-up costs	(L)	(2)	(16)
Profit on asset sales	(M)	1	1
Pension plans	(N)	5	11
Other post-retirement benefits	(O)	3	4
Mozal expansion rights	(P)	—	22
Goodwill	(Q)	6	—
Tax adjustments (including the tax effect of above adjustments)	(R)	37	63

Total adjustment	(187)	(216)

Net income of BHP Billiton Group under US GAAP	725	982

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following is a summarised income statement prepared in accordance with US GAAP:

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M

Consolidated Income Statement
Sales revenue	7 071	6 926
Other revenue	91	130

	7 162	7 056
Deduct
Cost of sales	5 110	4 540
Depreciation and amortisation	879	951
General and administrative expenses	79	107

Operating income	1 094	1 458
Add
Interest Income	29	48
Deduct
Interest expense	146	261

Income/(loss) before tax, minority interests and equity in net earnings of affiliated companies	977	1 245
Deduct/(add)
Taxation expense/(benefit)	338	432
Add
Share of profits of joint ventures and associated undertakings	91	143
Deduct/(add)
Minority interests	10	19

Net income from continuing operations	720	937

Discontinued operations
Income from discontinued operations	—	51
Deduct/(add)
Taxation expense/(benefit) from discontinued operations	—	3
Deduct
Net profit on disposal of operations	5	—
Deduct
Minority interest in discontinued operations	—	3

Net (loss)/income from discontinued operations	5	45

Net income	725	982

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	Half year ended 31 December 2002 US$	Half year ended 31 December 2001 US$

Earnings per share – US GAAP (a) (b)
Basic – continuing operations	0.12	0.16
Diluted – continuing operations	0.12	0.16

Basic – discontinued operations	0.00	0.00
Diluted – discontinued operations	0.00	0.00

Basic – net income	0.12	0.16
Diluted – net income	0.12	0.16

(a)	Based on the weighted average number of shares on issue for the period.
(b)

For the periods indicated, each American Depository Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following reconciliation of comprehensive income reports changes in shareholders’ equity excluding those resulting from investments by shareholders and distributions to shareholders.

		Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M

Reconciliation of comprehensive income
Total changes in equity other than those resulting from transactions with owners under UK GAAP		951	1 224
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
Total adjustment to net income per above reconciliation		(187)	(216)
Reclassification adjustment for net exchange gains		(92)	(3)
Net transfer to earnings on maturity of cash flow hedging instruments		158	127
Change in fair value of listed investments	(T)	3	—

Comprehensive income – under US GAAP		833	1 132

Accumulated other comprehensive income comprises:
Exchange fluctuation account		334	469
Qualifying cash flow hedging instruments		(113)	(292)
Other items		8	—

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following is a summary of the estimated adjustments to shareholders’ equity as at 31 December 2002 and 30 June 2002 that would be required if US GAAP had been applied instead of UK GAAP. Certain items in the comparative period have been reclassified to conform to current period disclosures.

			As at 31 December 2002 US$M	As at 30 June 2002 US$M

Reconciliation of Shareholders’ Equity
Shareholders’ equity under UK GAAP			11 456	12 356
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group (a)
Investments	(A)(ii	)	1 020	1 039
Property, plant and equipment	(A)(iii	)	2 017	2 072
Undeveloped properties	(A)(iv	)	673	687
Long-term contracts	(A)(v	)	38	39
Goodwill	(A)(vi	)	3 174	3 174
Long-term debt	(A)(vii	)	11	13
BHP Steel demerger	(B	)	—	(264)
Write-downs	(D	)	46	87
Property, plant and equipment revaluations	(E	)	(58)	(63)
Reserves	(F	)	(22)	(15)
Restructuring and employee provisions	(G	)	6	11
Fair value accounting for derivatives	(H	)	(18)	(127)
Synthetic debt	(I	)	22	31
Exploration, evaluation and development expenditures	(K	)	(141)	(126)
Start-up costs	(L	)	(57)	(55)
Profit on asset sales	(M	)	(19)	(20)
Pension plans	(N	)	(104)	(109)
Other post-retirement benefits	(O	)	(12)	(15)
Mozal expansion rights debtor	(P	)	(39)	(39)
Goodwill	(Q	)	6	—
Employee Share Plan loans	(S	)	(62)	(135)
Change in fair value of listed investments	(T	)	13	10
Deferred taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(A)(viii	)	(1 506)	(1 557)
Deferred taxation adjustments (including the deferred taxation effect of other adjustments)	(R	)	64	153

Total adjustment			5 052	4 791

Shareholders’ equity under US GAAP			16 508	17 147

(a)

In addition to fair value adjustments on acquisition of the BHP Billiton Plc Group indicated, various adjustments to the net assets of the BHP Billiton Plc Group to reflect US GAAP were also reported. These adjustments have been disclosed in aggregate with similar items related to the BHP Billiton Limited Group.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following are the variations in the balance sheet as at 31 December 2002 and 30 June 2002 that would be required if US GAAP had been applied instead of UK GAAP.

The column headed ‘Unadjusted’ represents a US GAAP format presentation of the assets, liabilities and shareholders’ equity which have been measured in accordance with UK GAAP. The column headed ‘Adjustments’ represents the allocation of those measurement differences (presented in the Reconciliation of Shareholders’ Equity), which are required to derive a balance sheet in accordance with US GAAP. Certain items in the comparative period have been reclassified to conform to current period disclosures.

	Unadjusted 31 December 2002 US$M	Adjustments 31 December 2002 US$M	US GAAP 31 December 2002 US$M	Unadjusted 30 June 2002 US$M	Adjustments 30 June 2002 US$M	US GAAP 30 June 2002 US$M

Balance Sheet
Assets
Current Assets
Cash	874	—	874	1 413	—	1 413
Receivables	2 086	(40)	2 046	2 131	(251)	1 880
Other financial assets	107	—	107	116	—	116
Inventories	1 294	—	1 294	1 160	—	1 160
Other assets	163	—	163	100	93	193

Total current assets – continuing operations	4 524	(40)	4 484	4 920	(158)	4 762

Total current assets – discontinued operations	—	—	—	748	—	748

Total current assets	4 524	(40)	4 484	5 668	(158)	5 510

Non-current Assets
Receivables	804	(60)	744	882	(64)	818
Investments accounted for using the equity method	1 538	1 020	2 558	1 505	1 037	2 542
Other financial assets	480	26	506	489	10	499
Inventories	51	—	51	45	—	45
Property, plant and equipment	18 298	2 459	20 757	17 692	2 192	19 884
Intangible assets	—	38	38	—	39	39
Goodwill	6	3 183	3 189	9	3 180	3 189
Deferred tax assets	434	36	470	462	67	529
Other assets	834	(97)	737	796	(100)	696

Total non-current assets – continuing operations	22 445	6 605	29 050	21 880	6 361	28 241

Total non-current assets – discontinued operations	—	—	—	1 984	40	2 024

Total non-current assets	22 445	6 605	29 050	23 864	6 401	30 265

Total assets	26 969	6 565	33 534	29 532	6 243	35 775

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	Unadjusted 31 December 2002 US$M	Adjustments 31 December 2002 US$M	US GAAP 31 December 2002 US$M	Unadjusted 30 June 2002 US$M	Adjustments 30 June 2002 US$M	US GAAP 30 June 2002 US$M

Balance Sheet continued
Liabilities and shareholders’ equity
Current liabilities
Payables	2 032	21	2 053	2 143	100	2 243
Interest bearing liabilities	1 269	—	1 269	1 884	(141)	1 743
Tax liabilities	354	(20)	334	498	—	498
Other provisions	609	(4)	605	1 009	(9)	1 000

Total current liabilities – continuing operations	4 264	(3)	4 261	5 534	(50)	5 484

Total current liabilities – discontinuing operations	—	—	—	448	—	448

Total current liabilities	4 264	(3)	4 261	5 982	(50)	5 932

Non-current liabilities
Payables	112	—	112	121	16	137
Interest bearing liabilities	6 668	(23)	6 645	6 329	(33)	6 296
Tax liabilities	1 365	1 498	2 863	1 364	1 471	2 835
Other provisions	2 802	33	2 835	2 661	33	2 694

Total non-current liabilities – continuing operations	10 947	1 508	12 455	10 475	1 487	11 962

Total non-current liabilities – discontinuing operations	—	—	—	393	—	393

Total non-current liabilities	10 947	1 508	12 455	10 868	1 487	12 355

Total liabilities	15 211	1 505	16 716	16 850	1 437	18 287

Equity minority interests	302	8	310	326	15	341

Shareholders’ equity
BHP Billiton Limited – contributed equity	1 759	(523)	1 236	3 143	(609)	2 534
BHP Billiton Plc – called up share capital	1 752	5 697	7 449	1 752	5 697	7 449
Other equity items	334	(105)	229	471	(266)	205
Retained profits	7 611	(17)	7 594	6 990	(31)	6 959

Total shareholders’ equity	11 456	5 052	16 508	12 356	4 791	17 147

Total liabilities and shareholders’ equity	26 969	6 565	33 534	29 532	6 243	35 775

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The BHP Billiton Group Statement of Consolidated Cash Flows has been prepared in accordance with UK accounting standard FRS 1, the objectives and principles of which are similar to those set out in US accounting standard SFAS 95, Statement of Cash Flows. The principal differences between the standards relate to the classification of items within the cash flow statement as well as the definition of cash and cash equivalents.

The statement below shows the adjustments to be made to the UK GAAP cash flow statement to reclassify it to comply with US GAAP:

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M

Reconciliation of Cash Flows
Net cash inflow/outflow from operating activities in accordance with UK GAAP	1 899	2 065
Reclassified to financing activities	(64)	(20)
Dividends received	84	62
Returns on investments and servicing of finance	(164)	(258)
Tax paid	(540)	(400)
Exploration and other capital expenditure	(155)	(202)

Net cash provided by operating activities in accordance with US GAAP	1 060	1 247

Capital expenditures	(1 158)	(937)
Acquisitions and disposals	272	43
Net (purchase)/sale of investments	113	31

Net cash used in investing activities in accordance with US GAAP	(773)	(863)

Proceeds from issuance of ordinary shares	147	12
(Decrease)/increase in interest bearing liabilities	(218)	(211)
Equity dividend paid	(855)	(815)
Other	(11)	15

Net cash provided by financing activities in accordance with US GAAP	(937)	(999)

Exchange translation effects	25	(9)

Net (decrease)/increase in cash and cash equivalents in accordance with US GAAP	(625)	(624)
Cash and cash equivalents at beginning of period	1 499	1 285

Cash and cash equivalents at end of period	874	661

At year end cash and cash equivalents is made up of:
Cash at bank and in hand	567	445
Money market deposits*	307	216

Cash and cash equivalents at end of period	874	661

*Money market deposits with financial institutions have a maturity up to but not more than three months.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Basis of presentation under US GAAP

DLC merger

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). In accounting for this transaction, the most significant difference between UK GAAP and US GAAP is that, under UK GAAP the DLC merger has been accounted for as a merger (pooling of interests) in accordance with UK Financial Reporting Standard 6: Acquisitions and Mergers, whereas under US GAAP the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. In a merger, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. The reconciliation of shareholders’ equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values, and to record goodwill.

Debtors

In accordance with UK GAAP, certain debtors are included on the balance sheet, which are considered to have been sold and are not included on the balance sheet under US GAAP. The value of debtors at 31 December 2002 which were the subject of such treatment was US$nil (30 June 2002: US$141 million).

Joint ventures and joint arrangements

Under US GAAP, all investments classified as joint ventures are accounted for under the equity method of accounting in accordance with APB 18. All joint arrangements are also proportionally accounted for in accordance with Emerging Issues Task Force Opinion (‘EITF’) 00-01 Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.

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

The BHP Billiton Group holds a 57.5 per cent ownership interest in Minera Escondida, a joint arrangement in which three other participants hold ownership interests of 30%, 10% and 2.5%, respectively. The rights of the participants are governed by a Participant’s Agreement and a Management Agreement.  A manager provides management and support services to the Project and the compensation of the manager is set forth in the Management Agreement.   The Management Agreement establishes an Owner’s Council, consisting of members appointed by each participant to represent their interest in Escondida.  Each member on the Owner’s Council holds voting rights equal to the ownership interest of the participant they represent, although certain matters require the affirmative vote of members of the Owner’s Council having in aggregate voting rights equal to or greater than 75% of the total ownership interest. Such matters generally include capital expenditure in excess of prescribed limits, sales of copper concentrate to a single customer, capacity expansions, the termination of construction, mining or production of copper concentrates, and indebtedness.  The Agreement also stipulates that certain matters shall require the affirmative vote of all members of the Owner’s Council having an ownership interest of 10% or more.  Those matters generally relate, within prescribed limits, to changes in the project, changes in the construction budget, the sale or transfer of any Escondida concessions, asset dispositions, agreements between the Escondida and a participant, share or other equity interest issuances in Escondida.  In accordance with EITF 96-16, the BHP Billiton Group has not consolidated this investment.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

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

(A) Acquisition of BHP Billiton Plc

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. Under US GAAP, the DLC merger is accounted for as a purchase business combination of the BHP Billiton Plc Group by the BHP Billiton Limited Group.

The total assumed purchase consideration of US$11 529 million was calculated by multiplying the number of shares held by BHP Billiton Plc shareholders of 2 319 147 885 on 29 June 2001 by the US$4.9559 adjusted average share price of BHP Billiton Limited’s ordinary shares. The average share price was calculated over a period of three days prior to, and subsequent to, the announcement of the DLC merger on 19 March 2001. The average share price is adjusted for the 1:1 equalisation ratio, which is achieved by BHP Billiton Limited’s bonus share issue of 1 912 154 524 million shares in the ratio of 1.0651 additional bonus shares for every existing share held – prior to the bonus share adjustment the average share price would be US$10.2344 (i.e. by a factor of 2.0651). The 2 319 147 885 shares held by BHP Billiton Plc shareholders on 29 June 2001 reflect the exercise of rights under the Restricted Share Scheme and the Co-Investment Plan. As such, there were no outstanding stock options, stock appreciation rights or similar issuances of BHP Billiton Plc, and no purchase consideration is attributable to such securities. The cost of acquisition was therefore US$11 529 million, including direct external acquisition costs of US$36 million. The direct external acquisition costs have been expensed as incurred for UK GAAP purposes.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group’s inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to their other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into, and additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and until 30 June 2002, the resulting goodwill over the periods of their respective useful economic lives. With effect from 1 July 2002, goodwill is no longer amortised and is tested for impairment on an annual basis (refer to Impact of New Accounting Standards below).

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

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

During December 1998, the BHP Billiton Plc Group acquired certain assets from the BHP Billiton Limited Group. The BHP Billiton Plc Group recognised certain fair value adjustments as a result of this acquisition, which are being amortised over their useful lives. As a result of the application of merger accounting under UK GAAP, the fair value adjustments are reversed. For US GAAP these fair value adjustments are reinstated.

(iv)

The amount of total consideration allocated to the BHP Billiton Plc Group’s developed and undeveloped properties has been estimated by the BHP Billiton Group management using current estimates of the status and prospects of the BHP Billiton Plc Group’s developed and undeveloped property portfolio as contained in the BHP Billiton Plc Group’s strategic plans. The undeveloped properties include only those identified properties where management believes reasonable estimates of projected cash flows can be prepared and proven and probable reserves exist. The value allocated to the developed and undeveloped properties was determined utilising a risk adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual developed and undeveloped properties were based on existing estimates of revenues and contribution margin for the project. The increase in developed properties is being amortised over their estimated exploitable useful lives on a project-by-project basis. Amortisation for each project is deferred until such time as production commences.

(v)	The long-term contracts were attributed a fair value.

(vi)

Goodwill represents the remainder of unallocated purchase consideration. Amortisation of goodwill ceased on application of FAS 142 “Goodwill and Other Intangible Assets” and is now subject to periodic impairment tests.

(vii)

The decrease in long-term debt was as a result of attributing a fair value to fixed interest rate long-term loans which were not recorded at fair value in the BHP Billiton Plc Group’s financial statements.

(viii)	Deferred taxes have been computed on the excess of fair value over book value, other than for goodwill, using the applicable statutory tax rates.

Preliminary fair value assessments of the assets and liabilities of the BHP Billiton Plc Group were undertaken through the quantification of the purchase price and the preliminary allocation of this to individual businesses and to the underlying assets and liabilities of the individual businesses. Minor revisions to the provisional fair values were undertaken in the year ended 30 June 2002. Prior period fair value adjustments have not been restated for the revisions.

(B) BHP Steel demerger

Under UK GAAP, the BHP Steel demerger was recorded as two components in the half year ended 31 December 2002 – a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets).

Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which was recognised in the result for the period ended 30 June 2002 for US GAAP. The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel. Costs associated with completion of the demerger of BHP Steel Limited have been recognised directly in equity for UK GAAP but have been charged as expenses for US GAAP in the year ended 30 June 2002.

The adjustment to net income for the period ended 31 December 2002 primarily represents the loss on sale of the 6 per cent holding included in the period ended 31 December 2002 for UK GAAP, which was recorded in net income in the year ended 30 June 2002 for US GAAP purposes.

(C) Employee compensation costs

In these accounts, the expected cost of awards under various employee ownership plans is charged to the profit and loss account over the vesting period. Under US GAAP, compensation expense arising from variable equity award plans is recognised based on movements in their intrinsic value.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(D) Write downs

The BHP Billiton Group determines the recoverable amount of fixed assets on a discounted basis when assessing impairments. The discount rate is a risk adjusted market rate, which is applied both to determine impairment and to calculate the write-down. Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset’s carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value (based on discounted cashflows). These differences create adjustments to the profit and loss account in prior years representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account.

(E) Depreciation - revaluations

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

(F) Depreciation - reserves

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

(G) Restructuring and employee provisions

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

(H) Fair value accounting for derivatives

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

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

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

(I) Synthetic debt

An operating subsidiary, whose functional currency is the US dollar, has obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the rand and the various foreign currencies. In these accounts, the arrangement is treated as a synthetic rand debt, which at each period end is retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

Under US GAAP, synthetic debt accounting is not permitted. As a result, the foreign currency loan amounts and forward exchange contracts are accounted for separately. Foreign currency loans are initially recorded at the exchange rate in effect on the date of the borrowing, with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts are marked to market annually with the resulting gain or loss also taken to the profit and loss account.

(J) Realised net exchange gains on sale of assets/closure of operations

Net exchange gains or losses reported in shareholders’ equity, which relate to assets that have been sold, closed or written down are transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss account reflecting that they have, in substance, been realised.

(K) Exploration, evaluation and development expenditures

The BHP Billiton Group follows the ‘successful efforts’ method under UK GAAP in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the ‘successful efforts’ method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of Minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale or where a mineral resource has been identified but activities have not reached a stage, which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at new exploratory “greenfield” properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purposes of extending or further delineating existing reserves. In subsequent financial periods, amortisation of expenditure previously capitalised under UK GAAP, which would have been expensed for US GAAP purposes will be added back when determining the profit result according to US GAAP.

(L) Start-up costs

The BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities should be expensed as incurred.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(M) Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

(N) Pension plans

Under UK GAAP, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees’ service lives. Under UK GAAP, this policy has been adopted for all periods presented.

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

(O) Other post-retirement benefits

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

(P) Mozal expansion rights

In June 2001, BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. In the year ended 30 June 2001, the consideration was recognised as revenue. A portion of the consideration will be paid in cash and another portion will be delivered to BHP Billiton via a marketing arrangement once production has commenced. This deferred portion will be amortised to the profit and loss account over the period of the sales contract. Under US GAAP, the consideration paid in cash will be recognised as profit from asset sales when received and the deferred consideration portion is considered a derivative and has been recognised on the balance sheet and marked to market with movements in fair value being taken to the profit and loss account. The deferred portion is included in the adjustment “Fair value accounting for derivatives”.

(Q) Goodwill

Under UK GAAP, the BHP Billiton Group amortises goodwill over a period not exceeding 20 years. Under US GAAP, Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (SFAS 142), which became effective from 1 July 2002, replaces the requirement to amortise goodwill with annual impairment testing. The current period adjustment reflects the goodwill amortisation charge under UK GAAP, which is reversed for US GAAP. This adjustment includes US$3 million amortisation of goodwill in joint ventures accounted for using the equity method under UK GAAP.

(R) Taxation adjustments

UK GAAP requires tax liabilities and assets to be measured at the amounts expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP requires the measurement of tax liabilities and assets using tax rates based on enacted tax law. The effect of a change in the UK corporate tax rate for petroleum companies was recognised in June 2002 for UK GAAP on the basis that the legislation was substantively enacted. This tax rate change was not recognised for US GAAP purposes until the legislation was enacted. The positive reconciling item of US$61 million reported in the item ‘taxation adjustments’ in the year ended 30 June 2002 was reversed during the half year ended 31 December 2002 when the tax rate change was enacted.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

For UK GAAP, potential tax expense of US$3 million has not been recognised in the half year ended 31 December 2002, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. This adjustment is reported in the item ‘taxation adjustments’. The cumulative effect of this adjustment at 31 December 2002 is a credit to tax liabilities of US$50 million.

(S) Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP Billiton Limited. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total shareholders’ equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are required to be eliminated from net income.

(T) Investments

Under UK GAAP certain investments in marketable securities are classified as exploration assets and are carried at estimated recoverable amount. Under US GAAP, such investments are classified as available for sale and are marked to market with changes in value recognised as a component of comprehensive income.

(U) Secondary Share Issuance

During September 2000, BHP Billiton Plc undertook a secondary issuance of shares on the London Stock Exchange. The shares were issued in pounds sterling, however to fix the proceeds received on the share issuance in US dollars, BHP Billiton Plc utilised a number of hedging instruments to lock in the exchange rate between pounds sterling and US dollars. This hedging activity gave rise to a loss being realised due to movement in the pound sterling against the US dollar. BHP Billiton Plc reported this loss as an offset against the share proceeds, which was then credited to share capital.

Under US GAAP, the loss would not qualify as a hedged item under SFAS 133. As such, the loss is recognised in the profit and loss in the period the loss was realised. This is reflected as an adjustment from called up capital to retained profits.

(V) Expenses on spin-off of OneSteel Limited

During the year ended 30 June 2001, the costs associated with completion of the spin-off of OneSteel Limited were recognised directly in equity for UK GAAP but were charged as expenses for US GAAP. This is reflected as an adjustment from contributed equity to retained profits.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

CONTINGENT LIABILITIES

As at 31 December 2002 US$M (a)

Contingent liabilities at balance date, not otherwise provided for in these accounts, are categorised as arising from:
Joint ventures and associates – guarantees of borrowings (unsecured)
Bank Guarantees	440

440

Other (unsecured, including guarantees)
Bank Guarantees (a)	57
Performance Guarantees (b)	115
Letter of Credit	13
Other (b)	243

428

Total contingent liabilities	868

(a)	The BHP Billiton Group has entered into various counter indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(b)

Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these accounts. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above. Details of the principal legal claims are set out below. Other contingent liabilities also include US$70 million for site restoration and rehabilitation that the BHP Billiton Group believes is reasonably possible that it may have to undertake (see below).

Significant Guarantees

The following outlines the details of significant guarantees held by the company at 31 December 2002 and included in the table above.

Name	Approximate term of the guarantee and maximum exposure	Details on how the guarantee arose	Events or circumstances that require BHP Billiton to perform under the terms of the guarantee

Bank Guarantees of Joint Ventures and Associates
Antamina SA Senior Debt

Following the satisfaction of several pre-agreed completion tests expected to occur between 2002 and June 2003, the guarantee will terminate.

The Group currently includes US$429 million as guarantees of borrowings of joint ventures and associates relating to its 33.75% share of Antamina SA’s senior debt. The guarantee will increase to a maximum of US$445 million as Antamina draws fully on its senior debt facility.

Rio Algom, a wholly owned subsidiary of the BHP Billiton Group, provided a several pre-completion guarantee of its share of Antamina SA’s project financing senior debt.

Failure to meet all requirements for the issuance of the completion certificates will result in the financing having recourse to the guarantee issued by the Rio Algom. To date no completion certificates have been issued. Completion of all certificates is scheduled for the 2nd half of fiscal 2003.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

Other – Bank Guarantees
Workcover Bank Guarantees

The term of these guarantees are ongoing as they cover all current and long tail liability claims associated with former Steel businesses and continuing BHP Billiton businesses.

Included within the Group’s contingent liabilities are US$57 million in bank guarantees that are indemnified in full by BHP Steel.

These guarantees predominantly relate to guarantees in favour of Workcover authorities in various States throughout Australia.  Each State’s Workcover authority requires that a self-insurer put in place guarantees equivalent to the actuarially assessed potential liability

Failure to meet the financial obligations required under each State’s relevant Workcover Act. BHP Steel has indemnified the BHP Billiton Group for any liabilities or loss arising out of or in connection with such guarantees. Due to the indemnification provided by BHP Steel the Group considers the risk of transfer of economic benefit to be remote and has therefore included them in note (a) of the table above

Other – Performance guarantees
Mozal SARL guarantees

Following the satisfaction of several pre-agreed completion tests expected to occur between December 2003 and May 2004, the guarantees will terminate.
The project is progressing on schedule with full production estimated to occur by December 2003.

The estimated maximum exposure for this guarantee is US$43 million based on the incremental obligation between the Group’s ownership interest and the guaranteed amount.

		The guarantee arose as part of the funding arrangements for Mozal I. The expiry of the guarantee was extended as a result of the Mozal II expansion project.	The Group has an obligation to provide funding to Mozal SARL for any deficiencies arising for the following three reasons:

			•	50% of any cash shortfalls to meet the financial obligations of Mozal SARL;

			•	49% of any financing shortfalls where funds have not been provided under the financial plan for the Mozal II expansion; and

			•	49% of any cost overruns in excess of the projected cost set out in the financial plan for the Mozal II expansion.

Charter guarantees of ocean going transportation vessels	The guarantees extend over a charter period of fifteen years. The maximum exposures under these guarantees is US$49 million but reduces over time as the time charter obligations are met.	The Group has guaranteed the time charter obligations for ocean going transportation vessels entered into by parties related to the Group.	These guarantees would be called should the related party fail to honour their obligations under the time charter arrangements.

Current Litigation

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

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

On 11 April 2000, two legal actions were commenced in the Victorian Supreme Court against OTML and BHP Billiton Limited. Rex Dagi is plaintiff in the first action, Gabia Gagarimabu is plaintiff in the second action on his own behalf and on behalf of the remaining parties to the Settlement Agreement. Both actions seek specific performance of the Settlement Agreement and/or an injunction to require the implementation by BHP Billiton Limited and OTML of a tailings pipeline and storage system and damages. BHP Billiton and OTML deny that there has been any recommendations regarding a tailings option by an independent inquiry conducted by the State. OTML and BHP Billiton Limited also assert that there has been no breach of the Settlement Agreement and are defending the claims.

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

The Victorian Supreme Court litigation continues, with numerous preliminary steps and preliminary hearings having occurred. Currently, pleadings are being amended and further discovery of documents is occurring. No date has been fixed for a trial.

No amounts have been included in contingent liabilities in respect of this item of litigation.

Bass Strait – Longford

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

On 20 February 2003 the Victorian Supreme Court found that Esso is not liable for economic loss.  The court further found that Esso is liable to business users for property damage and any economic loss consequential upon property damage. The quantum of these losses is unknown and the court will need to approve a process for quantifying these losses.

Over the next few months the court will consider questions of appeal, and  whether claims against the State and BHPBP should proceed.

No amounts have been included in contingent liabilities in respect of this item of litigation.

Reclamation and Remediation Obligations

The BHP Billiton Group’s activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the BHP Billiton Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group’s mining and processing facilities along with the decommissioning of offshore oil platforms and infrastructure associated with petroleum activities. At 31 December 2002, US$1,344 million (30 June 2002: US$1,276 million) was accrued for reclamation and decommissioning costs relating to current operations in the provision for site rehabilitation. Although the BHP Billiton Group’s provisions have been accrued for currently, reclamation and decommissioning expenditures generally are expected to be paid over the next 30 years. As stated in the BHP Billiton Group’s accounting policy, the BHP Billiton Group’s provisions for reclamation and decommissioning are discounted to its net present value.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

In addition, the BHP Billiton Group has certain obligations associated with maintaining several closed sites including remediation activities. At 31 December 2002, US$354 million (30 June 2002: US$337 million) and US$nil (30 June 2002: US$47 million) was provided for closed properties and remediation activities in the provisions for site rehabilitation and restructuring, respectively. Certain of the remediation activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability for these matters could vary. The amounts accrued for these matters are reviewed periodically based upon the facts and circumstances available at the time and the accruals are updated accordingly. The BHP Billiton Group believes that it is reasonably possible that the liability for these matters could be as much as 20 per cent greater (US$70 million) than the total amount of US$354 million accrued at 31 December 2002. The US$70 million has been included in the contingent liabilities itemised above. Details of the more significant remediation sites are discussed below.

Pinal Creek, Arizona, US

BHP Copper Inc (‘BHP Copper’) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

On 2 April 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. The monitoring program set forth in the court approved settlement reached in 2000 between the parties has now concluded without generating additional exposure.

A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 31 December 2002 the Company has provided US$57 million (30 June 2002: US$31 million) for its anticipated share of the planned remediation work, which represents the maximum likely share of the total estimated remaining remediation costs to be attributed to the company.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination.  The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations’ proportionate contributions to the total contamination in the Pinal Creek drainage basin.  Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper’s predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper. The reasonable assessment of recovery in the various insurances cases has a range from US$7 million to about US$20 million, depending on many factors.  Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements and will not be recognised until such offsets are considered probable of realisation.

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

Also within the Superfund area is the site of a previous manufactured gas plant. Litigation over a claim brought by a neighbour, Castle & Cooke, asserting that contamination on its property arose from the BHP Billiton Limited controlled site was settled in December 2000. Petroleum has engaged a contractor to remediate the former gas plant site to the satisfaction of the Hawaii Department of Health and to meet conditions of the Settlement Agreement. Remediation activities have commenced and are ongoing.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

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

Pursuant to the terms of the contracts the NSW Government agreed to pay the Company US$19 million (net of GST) for the Main Steelworks site. The other properties are to be transferred to the NSW Government at no cost. The Company will pay the NSW Government the sum of US$68 million (net of GST) for environmental remediation and monitoring of the former Main Steelworks site and Kooragang Island, industrial heritage interpretation and rail infrastructure relocation on the former Main Steelworks site.

The transfer of the four properties was conditional, amongst other things, on an indemnity from the NSW Government against responsibility for the remediation of contamination on the Main Steelworks site and Kooragang Island and contamination, which migrates to or is transported off these sites after the date of completion. The Company will retain responsibility for any pre-completion environmental liabilities associated with Belmont Sands and West Wallsend and for pre-existing off-site contamination from the former Main Steelworks site and Kooragang Island.

The Company continues to be responsible for demolition at the Main Steelworks site at an estimated cost of approximately US$7 million at 31 December 2002 (30 June 2002: US$11 million).

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

The estimated total future costs provided at 31 December 2002 were approximately US$31 million (30 June 2002: US$75 million).

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

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

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

IMPACT OF NEW ACCOUNTING STANDARDS

The BHP Billiton Group has adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (SFAS 142) effective 1 July 2002. In accordance with SFAS 142, the BHP Billiton Group ceased to amortise goodwill and instead adopted a policy whereby goodwill is tested for impairment on an annual basis by each reporting unit, or on a more regular basis should circumstances dictate.  The Group completed its initial review of goodwill impairment as at 1 July 2002, in accordance with the transitional rules of SFAS 142, and determined at that date that there was no impairment of goodwill indicated. Notwithstanding this, the Group expects that the allocation of goodwill to reporting units that are fundamentally based on depleting reserves of minerals and finite lived assets will lead to regular computed impairments of goodwill. Such impairments will result in charges to income. The Group, in accordance with the provisions of SFAS 142, will be conducting annual impairment reviews. These are scheduled for completion in the fourth quarter of the year.

As required by SFAS 142, the balance of goodwill resulting from the initial application of SFAS 142 by Customer Sector Group is:

	Balance as of 1 July 2002 US$M	Balance as of 31 December 2002 US$M

Aluminium	1 426	1 426
Base Metals	597	597
Carbon Steel Materials	285	285
Diamonds and Specialty Products	154	154
Energy Coal	384	384
Stainless Steel Materials	343	343

	3 189	3 189

The following table summarises the effects of SFAS 142 on net income had it been applied retroactively to 2002:

		For the year ended 30 June 2002 US$M	For the half year ended 31 December 2001 US$M

Net income of the BHP Billiton Group for the purposes of US GAAP		1 249	982
Add back: Goodwill Amortisation		133	66

Adjusted net income of the BHP Billiton Group for the purposes of US GAAP		1 382	1 048

Earnings per share – US GAAP (a) (b) (US cents)
Basic	– as reported	0.21	0.16
	– goodwill amortisation (c)	0.02	0.01
	– adjusted	0.23	0.17

Diluted	– as reported	0.21	0.16
	– goodwill amortisation (c)	0.02	0.01
	– adjusted	0.23	0.17

(a)	Based on the weighted average number of shares on issue for the period.
(b)

For the period indicated, each American Depository Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosure.

(c)	All goodwill amortisation is attributable to continuing operations.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following table summarises other intangible assets of the BHP Billiton Group at as 31 December 2002 and 30 June 2002.

Other Intangible Assets	As at 31 December 2002 US$M	As at 30 June 2002 US$M

Long term customer contracts at gross book value	40	40
deduct amounts amortised (a) (b)	2	1

	38	39

(a)	Gross amortisation expense for other intangible assets for the half year ended 31 December 2002 was US$0.65 million.
(b)	Estimated gross amortisation expense for other intangible assets for the next five financial years is US$1.3 million per annum.

In August 2001, the FASB also issued Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). While SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, it retains many of the fundamental provisions of that statement. SFAS 144 also supersedes the accounting and reporting provisions of APB 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The adoption of SFAS 144 on 1 July 2002 did not have a material impact on the operating results or financial position of the BHP Billiton Group.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). It is effective for exit or disposal activities initiated after 31 December 2002. SFAS 146 requires that costs associated with exit or disposal activities be recognised at fair value when they meet the definition of a liability rather than at the date of a commitment to an exit or disposal plan. The BHP Billiton Group has not adopted this standard early and has not evaluated the potential impact of any of this new standard on its future financial performance, financial position or financial statement disclosure.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FAS 123” (SFAS 148).  SFAS 148 amends Statement of Financial Accounting Standards No. 123 “Accounting for Stock-based Compensation” (SFAS 123), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.  It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation.  Finally, SFAS 148 amends APB Opinion No. 28 “Interim Financial Reporting”, to require disclosure about those effects in interim financial information.  SFAS 148 is effective for financial statements for fiscal years ending and for interim periods beginning after 15 December  2002.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45).  FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements of interim or annual periods ending after 15 December 2002 and are included in this note. The initial recognition and measurement provisions of FIN 45 apply to guarantees issued or modified after 31 December   2002. The Group does not expect any material impact of FIN 45 on its financial performance or position upon adoption.

BHP BILLITON GROUP INTERIM FINANCIAL INFORMATION
Unless otherwise indicated, this financial information
is presented in US dollars and prepared in accordance with UK GAAP

Notes to Unaudited Condensed Interim Financial Information

NOTE 10. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust or any other legal structure used to conduct activities or hold assets in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the equity investors lack (i) the ability to make decisions about the entity’s activities, (ii) the obligation to absorb the losses of the entity if they occur, and (iii) the right to receive the expected residual returns of the entity if they occur. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the “primary beneficiary” of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The requirements of FIN 46 apply immediately to variable interest entities created after 31 January 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The requirements of FIN 46 apply in the first fiscal year or interim period beginning after 15 June 2003 to entities in which an enterprise holds a variable interest that it acquired after 1 February 2003. The Group does not expect the adoption of FIN 46 to have a material effect on its financial position or results of operations.

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

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance  with UK GAAP

Consolidated Profit and Loss Account
For the period 1 July 2000 to 28 June 2001

	Note	2001 excluding exceptional items US$m	2001 exceptional items (Note 2) US$m	2001 including exceptional items US$m	2000 restated US$m	1999 restated US$m

Turnover including share of joint ventures’ and associates’ turnover:
Group production	3	5,363	—	5,363	4,766	4,320
Trading and metals distribution		1,970	—	1,970	784	854

	3,4	7,333	—	7,333	5,550	5,174
Less: share of joint ventures’ and associates’ turnover included above	3,4	(673)	—	(673)	(559)	(552)

Group turnover	3,4	6,660	—	6,660	4,991	4,622

Turnover from Group production (excluding joint ventures and associates)	3	4,749	—	4,749	4,241	3,834

Continuing operations		4,573	—	4,573	4,241	3,734
Acquisitions	3	176	—	176	—	100

Related operating costs	5	(3,864)	35	(3,829)	(3,578)	(3,352)

Operating profit from Group production	3	885	35	920	663	482
Operating profit from trading and metals distribution		44	—	44	18	5

Group operating profit	3,4	929	35	964	681	487
Share of operating profit of joint ventures and associates	3,4	191	(114)	77	162	158

Operating profit including share of profits of joint ventures and associates	3,4	1,120	(79)	1,041	843	645

Continuing operations		1,032	(79)	953	843	634
Acquisitions	3	88	—	88	—	11

Merger transaction costs		—	(55)	(55)	—	—
Income from other fixed asset investments		18	—	18	8	12
Net interest and similar items payable
– Group	6	(117)	—	(117)	(11)	(62)
– Joint ventures and associates	6	(4)	—	(4)	(10)	(22)

Profit on ordinary activities before taxation	3,4	1,017	(134)	883	830	573
Tax on profit on ordinary activities	8	(311)	15	(296)	(223)	(143)

Profit on ordinary activities after taxation		706	(119)	587	607	430
Equity minority interests		(13)	34	21	(41)	(48)

Attributable profit		693	(85)	608	566	382
Dividends to shareholders	9	(278)	—	(278)	(232)	(218)

Retained profit for the financial year		415	(85)	330	334	164

Basic earnings per ordinary share (US cents) (a)	10	31		27	27	18
Diluted earnings per ordinary share (US cents) (a)	10	31		27	27	18
Dividend per ordinary share (US cents)	9			12.00	11.25	10.5

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

Consolidated Statement of Total Recognised Gains & Losses
For the period 1 July 2000 to 28 June 2001

	BHP Billiton Plc Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group

	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m

Attributable profit for the financial period	526	460	301	82	106	81	608	566	382
Exchange gains and losses on foreign currency net investments	—	(7)	(14)	—	—	—	—	(7)	(14)

Total recognised gains for the period	526	453	287	82	106	81	608	559	368

Prior year adjustments arising from the implementation of revised accounting policies (refer Accounting Policies):
- Deferred taxation	(171)	—	—	(29)	—	—	(200)	—	—
- Exploration	(15)	—	—	—	—	—	(15)	—	—
- Provisions	—	—	21	—	—	—	—	—	21

Total recognised gains since last annual report	340	453	308	53	106	81	393	559	389

Exchange gains and losses on foreign currency net investments include a related tax charge of US$ nil (2000: US$ nil; 1999: US$11 million).

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance  with UK GAAP

Consolidated Statement of Cash Flows
For the period 1 July 2000 to 28 June 2001

	Note	2001 US$m	2000 restated US$m	1999 restated US$m

Net cash inflow from Group operating activities	15	1,369	1,040	795
Dividends received from joint ventures		138	98	105
Returns on investments and servicing of finance	16	(216)	(145)	(126)
Taxation		(263)	(140)	(119)
Capital expenditure and financial investment	17	(2,400)	(896)	(579)
Acquisitions and disposals	18	(1,491)	(34)	(1,155)
Equity dividends paid		(246)	(223)	(223)

Net cash flow before management of liquid resources and financing		(3,109)	(300)	(1,302)
Management of liquid resources	19	365	(232)	1,394
Financing	20	2,853	643	(299)

– Issue of shares / Share Repurchase Scheme		850	(2)	(116)
– Debt		2,003	645	(183)

Increase in cash in the year	21	109	111	(207)

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year	21	109	111	(207)
Cash flow from debt and lease financing	20	(2,003)	(645)	183
Cash flow from management of liquid resources	19	(365)	232	(1,394)

Change in net debt arising from cash flows		(2,259)	(302)	(1,418)
Loans acquired with subsidiaries	21	(665)	—	(42)
Other non-cash movements	21	—	7	(15)
Exchange adjustments	21	121	84	12

Movement in net debt		(2,803)	(211)	(1,463)
Net debt at start of year	21	(1,183)	(972)	491

Net debt at end of year	21	(3,986)	(1,183)	(972)

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance  with UK GAAP

Notes to the financial statements

Accounting Policies

Basis of accounting

On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, entered into a Dual Listed Companies (“DLC”) merger.  The consolidated financial statements set out herein have been drawn up for the purpose of showing the results of operations and cashflows of the BHP Billiton Plc Group as it was prior to the DLC merger (the BHP Billiton Plc pre-merger group) and so exclude BHP Billiton Limited and its subsidiaries. The consolidated financial statements have been prepared under the historical cost convention (except as discussed under tangible fixed assets below) and in accordance with applicable accounting standards and the United Kingdom Companies Act 1985 as applicable to the BHP Billiton Plc pre-merger group, except as described in the accounting policies note on foreign currencies.

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

Exchange rates

The following exchange rates have been utilised in these financial statements

Versus US dollar	2001 average	2000 average	1999 average	28 June 2001	30 June 2000	30 June 1999

South African rand	7.16	6.34	6.05	8.08	6.82	6.04
Australian dollar	1.87	1.59	1.60	1.98	1.66	1.51
Brazilian real	2.01	1.83	1.46	2.30	1.80	1.77
Chilean peso	577	523	N/A	632	540	N/A
Colombian peso	2 233	1 957	1 547	2 297	2 148	1 547
Canadian dollar	1.52	1.48	1.51	1.52	1.48	1.51

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

Until the acquisition of its remaining minority interest in October 1998, the BHP Billiton Plc Group exercised influence over the operating and financial policies of Trans-Natal Coal Corporation Limited equivalent to that which the holder of the majority of voting shares would be able to exercise and up to that date, Trans-Natal Coal Corporation Limited held more than 50% of the ordinary share capital and voting rights in Ingwe Coal Corporation Limited.  Both companies were therefore subsidiary undertakings of BHP Billiton Plc (parent entity)  throughout the period 1 July 2000 to 28 June 2001 and each of the two years ended 30 June 2000.

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

Notes to the financial statements

Note 1.	Principal Subsidiaries, Joint Ventures, Associates and Joint Arrangements (continued)

			BHP Billiton Plc Group’s effective interest

Name	Country of incorporation	Principal activity	28 June 2001%	30 June 2000%	30 June 1999%

Worsley	Australia	Bauxite mining and alumina refinery	86	30	30
Alumar	Brazil	– Alumina refinery	36	36	36
		– Aluminium smelter	46	46	46
NV Billiton Maatschappij Surinam	Surinam	– Bauxite mining	76	76	76
		– Alumina refinery	45	45	45
Valesul Aluminio SA (a)	Brazil	Aluminium smelting	41	41	41
Mozal S.A.R.L.	Mozambique	Aluminium smelter	47	47	47
Middelburg Mine (b)	South Africa	Coal mining	83	83	83
Douglas Colliery (b)	South Africa	Coal mining	83	83	83
Matla Colliery (b)	South Africa	Coal mining	—	50	50
Richards Bay Coal Terminal Company Limited (b)	South Africa	Coal exporting	40	40	42
Rietspruit Mine (b)	South Africa	Coal mining	50	50	50
Bayswater Colliery (c)	Australia	Coal mining	—	83	78
Wallarah Colliery	Australia	Coal mining	80	80	80

Notes:

(a)	The BHP Billiton Plc Group has a 45.5% economic interest in Valesul Aluminio SA.

(b)	Held by Ingwe Coal Corporation Limited.

(c)	During the year the outstanding interest was acquired by Coal Operations Australia Limited

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

Notes to the financial statements

Note 2.	Exceptional Items

Exceptional items analysed by category:

Write down in carrying value of assets	Gross 2001 US$m	Tax 2001 US$m	Net 2001 US$m

Coal: Lake mines assets	(26)	6	(20)
Stainless steel: Columbus joint venture assets (a)	(114)	30	(84)

	(140)	36	(104)

Sale of expansion rights	Gross 2001 US$m	Tax 2001 US$m	Net 2001 US$m

Aluminium: Mozal II (b)	61	(21)	40

	61	(21)	40

Merger transaction costs	Gross 2001 US$m	2001 Tax US$m	Net 2001 US$m

Central items	(55)	—	(55)

	(55)	—	(55)

Exceptional items	(134)	15	(119)

Note 2.	Exceptional Items (continued)

Exceptional items analysed by business segment:	Gross 2001 US$m	Tax 2001 US$m	Net 2001 US$m

Aluminium	61	(21)	40
Coal	(26)	6	(20)
Steel and ferroalloys	(114)	30	(84)

Ferroalloys	—	—	—
Stainless steel	(114)	30	(84)

Central items	(55)	—	(55)

Exceptional items	(134)	15	(119)

(a)	The writedown has been presented on a gross investment basis and does not include US$34 million attributable to equity minority interests.

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

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 5.	Operating Costs

	2001 US$m	2000 restated US$m	1999 restated US$m

Change in stocks of finished goods and work in progress	(69)	(31)	5
Raw materials and consumables	999	827	832
Staff costs	689	627	604
Amortisation of goodwill and negative goodwill	5	3	(2)
Depreciation of tangible fixed assets	503	382	350
Impairment of tangible fixed assets	34	—	—
Net exploration charge	23	41	41
Loss on sale of fixed assets and joint ventures	21	2	2
Other income	(81)	(5)	(10)
Other operating charges	3,574	2,464	2,313

BHP Billiton Plc Group (excluding JV)	5,698	4,310	4,135
Joint ventures (JV)	594	397	394

Operating costs including joint ventures	6,292	4,707	4,529

Production units
- BHP Billiton Plc Group (excluding JV)	3,829	3,578	3,352
- Joint ventures (JV)	537	363	328
Trading
- BHP Billiton Plc Group (excluding JV)	1,869	732	783
- Joint ventures (JV)	57	34	66

Operating costs including joint ventures	6,292	4,707	4,529

Other operating charges include the following:

	2001 US$m	2000 restated US$m	1999 restated US$m

Operating lease charges:
Land and buildings	9	10	5
Other lease charges	18	5	8

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

Notes to the financial statements

Note 6.	Net Interest and Similar Items Payable/(Receivable)

		2001 US$m	2000 restated US$m	1999 restated US$m

	On bank loans and overdrafts	207	132	111
	On all other loans	95	49	49
	Finance lease and hire purchase interest	6	6	6

		308	187	166
	Dividends on subsidiary company preference shares	20	13	4
	Discounting on provisions	11	12	15

		339	212	185
	Less: amounts capitalized	(24)	(55)	(22)

		315	157	163
	Share of interest of joint ventures	28	26	22
	Share of interest of associates	7	—	—

		350	183	185
	Other interest receivable	(86)	(68)	(85)
Exchange differences on net debt	-BHP Billiton Plc Group (excluding JV)	(112)	(78)	(16)
	-Joint ventures (JV)	(31)	(16)	—

	Net interest and similar items payable	121	21	84

Net exchange gains primarily represent the effect on borrowings of the depreciation of the rand against the US dollar.

Cumulative unrealised exchange gains of US$383 million have been recognised as at 28 June 2001 (2000: US$309 million; 1999: US$237 million).

Note 7.	Employees

The average number of employees, which excludes joint ventures’ employees and includes Executive Directors, during the period was as follows:

	2001 No.	2000 No.	1999 No.

Aluminium	5,045	4,615	4,658
Base metals	1,335	443	494
Coal	11,613	13,749	15,196
Nickel	1,342	1,203	1,139
Steel and ferroalloys	7,092	9,291	10,721
Metals distribution	1,807	—	—
Other	493	510	751

	28,727	29,811	32,959

The aggregate payroll costs of these employees were as follows:

	2001 US$m	2000 restated US$m	1999 restated US$m

Wages, salaries and redundancies	598	554	537
Social security costs	34	17	16
Pension and other post-retirement benefit costs (see Note 14)	48	46	51
Employee share awards	9	10	—

	689	627	604

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 8.	Tax on profit on ordinary activities

	2001 US$m	2000 restated US$m	1999 restated US$m

(a) Analysis of charge in the period
UK Taxation
Corporation tax at 30% (2000: 30%; 1999: 30.75%)
- Current	146	105	100
less double taxation relief	(127)	(100)	(99)

	19	5	1

Australian Taxation
Corporation tax at 34% (2000: 36%; 1999: 36%)
- Current	35	7	10
- Deferred	(44)	(31)	(3)

	(9)	(24)	7

South African taxation
Corporation tax at 30% (2000: 30%; 1999: 30%)
- Current	110	81	36
- Deferred	(40)	(25)	4

	70	56	40

Other overseas taxation
- Current	124	105	40
- Deferred	20	8	(4)

	144	113	36

Share of joint ventures’ tax charge
- Current	54	44	48
- Deferred	(31)	4	7

	23	48	55

Share of associate’s current tax charge	3	—	—
Withholding tax and secondary taxes on companies	46	24	2
Other taxation	—	1	2

	296	223	143

Made up of:
Aggregate current tax
- BHP Billiton Plc Group (excluding JVA)	334	223	91
- Joint ventures and associates (JVA)	57	44	48

	391	267	139

Aggregate deferred tax
- BHP Billiton Plc Group (excluding JVA)	(64)	(48)	(3)
- Joint ventures and associates (JVA)	(31)	4	7

	(95)	(44)	4

	296	223	143

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 8.	Tax on profit on ordinary activities (continued)

	2001 US$m	2000 restated US$m	1999 restated US$m

(b) Factors affecting tax charge for the period
The tax assessed is different than the standard rate of corporation tax in the UK (30%)
The differences are explained below:
Profit on ordinary activities before tax	883	830	573
Tax on profit at UK rate of 30% (2000: 30%; 1999: 30.75%)	265	249	176
Permanent Differences
Amounts over provided in prior years	(4)	(4)	—
Recognition of prior year tax losses	(8)	(3)	—
Non-deductible accounting depreciation and amortisation	17	—	—
Non tax effected operating losses	53	4	27
Tax rate differential on non-UK income	(23)	(2)	(5)
Foreign expenditure including exploration not currently deductible	7	11	—
South African secondary tax on companies	46	24	—
Nondeductible merger costs	18	—	—
Tax rate changes	—	(31)	(21)
Income tax audit	—	(26)	—
Sale of tax certificates	—	—	(25)
BFBV tax ruling	—	—	(25)
Other	(75)	1	16
Total permanent differences	31	(26)	(33)

Deferred tax movements taken on profit and loss accounts
Capital allowances for the period less depreciation	87	(57)	6
Employee entitlements	2	2	(13)
Restoration and rehabilitation	7	12	(7)
Other provisions	2	10	5
Tax losses	(35)	48	(3)
Other	32	29	8
Total timing differences	95	44	(4)

Current tax charge	391	267	139
less deferred tax movements taken to the profit and loss account	(95)	(44)	4

Tax on profit on ordinary activities	296	223	143

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

(c)	Factors that may affect future tax charges

Whilst the BHP Billiton Plc Group’s functional currency is the US dollar, the majority of its subsidiaries’ tax liabilities are calculated, and paid, in the relevant local currency.   In recent periods, a number of these currencies – in particular the South African rand – have fallen in value against the dollar.   This has had a significant impact on the BHP Billiton Plc Group’s effective rate of tax and it is anticipated that further movements in exchange will also impact on the future tax charge.

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

Note 10.	Earnings per share

	2001	2000 restated	1999 restated

Basic earnings per share (US$ cents)
Excluding exceptional items (a)	31	27	18
Including exceptional items	27	27	18
Diluted earnings per share (US$ cents)
Excluding exceptional items (a)	31	27	18
Including exceptional items	27	27	18
Earnings (US$ million)
excluding exceptional items	693	566	382
including exceptional items	608	566	382
Weighted average number of shares (millions)
basic earnings per share	2,255	2,076	2,108
diluted earnings per share	2,269	2,076	2,108

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

Currency risk in respect of non-functional currency expenditure is reviewed regularly by the FRMC and general guidance on the use of hedges, using foreign exchange contracts or options, is updated regularly for implementation at production unit level.  No fixed policy applies and the FRMC takes all current factors into account in its updates.  Any individually significant nonfunctional currency expenditure, such as major capital projects, is considered separately by the FRMC.

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

Financial liabilities – interest rate and currency profile

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

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 11.	Financial Instruments (continued)

Financial assets – interest rate and currency profile

The currency and interest rate profile of the BHP Billiton Plc Group’s financial assets is as follows:

	Fixed rate 2001 US$m	Floating rate 2001 US$m	Interest free 2001 US$m	Total 2001 US$m	Fixed rate 2000 US$m	Floating rate 2000 US$m	Interest free 2000 US$m	Total 2000 US$m	Fixed rate 1999 US$m	Floating rate 1999 US$m	Interest- free 1999 US$m	Total 1999 US$m

Currency
US $	71	762	428	1,261	—	726	60	786	37	394	6	437
SA Rand	27	107	242	376	25	132	227	384	—	150	234	384
Australian $	—	30	—	30	—	18	—	18	—	15	—	15
Canadian $	—	5	20	25	—	21	20	41	—	—	19	19
Other	—	9	—	9	—	18	—	18	—	29	1	30

	98	913	690	1,701	25	915	307	1,247	37	588	260	885

Included in the above interest rate profile is US$12 million (2000: US$25 million; 1999: US$ nil) of fixed interest bearing loans to joint ventures, US$110 million (2000: US$ nil; 1999: US$ nil) of floating interest bearing loans to joint ventures and US$67 million (2000: US$ nil; 1999: US$ nil) of floating interest bearing loans to associates.  The remaining US$215 million (2000: US$210 million; 1999: US$224 million) of loans to joint ventures are interest free and have no redemption date.  These loans and fixed asset investments of US$420 million (2000: US$78 million; 1999: US$74 million) are included in the above interest rate profile.

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

	Forward exchange contracts US$m	Finance lease swap US$m

Unrecognised gains at 1 July 1999	41	15
Gains arising in previous years recognised in the period	(4)	(2)

Gains arising before 30 June 1999 not included in the result for the year	37	13
Decrease in gains arising in previous years	(23)	(2)

Unrecognised gains at 1 July 2000	14	11
Gains arising in previous years recognised in the period	(4)	(2)

Gains arising before 30 June 2000 not included in the results for the period	10	9
Gains/losses arising in the period and not recognised	3	(1)

Unrecognised gains at 28 June 2001	13	8

of which:
Gains expected to be recognised within one year	3	2
Gains expected to be recognised after one year	10	6

	13	8

Other hedging

As described above, from time to time the BHP Billiton Plc Group hedges the following risks using derivative financial instruments:

•	Commodity sales prices. Strategic price hedges are taken out from time to time.

•	Input costs. Operating companies hedge non-functional currency operating costs at varying degrees. In addition, strategic hedges of aluminium input costs are taken out from time to time.

•	Capital costs. Nonfunctional currency capital costs are hedged using forward foreign currency contracts to varying degrees.

•	Finance leases. The exposure arising from fluctuations in interest rates is hedged for some finance lease repayments.

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

To the extent that at any point in time there is a difference between pension cost and contributions paid, a prepayment or creditor is raised.  The accumulated difference provided in the balance sheet at 28 June 2001 is US$ nil (2000: a creditor of US$8 million; 1999: a creditor of US$4 million).

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

FRS 17 Retirement Benefits

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

Note 18.	Acquisitions and disposals

	2001 US$m	2000 restated US$m	1999 restated US$m

Investment in subsidiaries	(1,187)	(8)	(1,116)
Sale of subsidiaries	4	—	33
Cash/overdraft acquired with subsidiary	102	—	(16)
Cash transferred on disposal	(4)	—	(25)
Investment in joint ventures	(418)	(34)	(32)
Disposal of joint venture	12	8	1

Net cashflow from acquisitions and disposals	(1,491)	(34)	(1,155)

Note 19.	Management of liquid resources

	2001 US$m	2000 restated US$m	1999 restated US$m

Decrease/(increase) in money market deposits	365	(232)	1,394

Net cash inflow/(outflow) from management of liquid resources	365	(232)	1,394

Note 20.	Financing

	2001 US$m	2000 restated US$m	1999 restated US$m

Debt due within one year – repayment of loans	(424)	(218)	(405)
Debt due within one year – drawdowns	763	275	136
Debt due after one year – repayment of loans	(378)	(38)	(466)
Debt due after one year – drawdowns	2,047	619	463
Capital element of finance lease payments	(5)	(9)	(10)
Subsidiary company preference shares	—	16	99

Net cash inflow from debt	2,003	645	(183)
Share repurchase scheme	194	(2)	(116)
Issue of shares	656	—	—

Net cashflow from financing	2,853	643	(299)

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 21.          Analysis of net debt

	At 30 June 1999 US$m	Cash flow US$m	Other non-cash movements US$m	Exchange movements US$m	At 30June 2000 US$m

Cash at bank and in hand	202	104	—	(9)	297
Overdrafts	(109)	7	—	6	(96)

	93	111	—	(3)	201

Subsidiary company preference shares	(99)	(16)	—	13	(102)
Finance lease obligations	(52)	9	—	5	(38)
Other debt due within one year	(227)	(57)	(85)	6	(363)
Other debt due after one year	(965)	(581)	92	64	(1,390)

	(1,343)	(645)	7	88	(1,893)

Money market deposits	278	232	—	(1)	509

Total	(972)	(302)	7	84	(1,183)

The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	202	104	—	(9)	297
Money market deposits	278	232	—	(1)	509

	480	336	—	(10)	806

	Acquisitions & disposals US$m	Cash flow US$m	Other non-cash movements US$m	Exchange movements US$m	At 28 June 2001 US$m

Cash at bank and in hand	127	136	—	(17)	543
Overdrafts	(29)	(125)	—	—	(250)

	98	11	—	(17)	293

Subsidiary company preference shares	—	—	—	16	(86)
Finance lease obligations	—	5	—	6	(27)
Other debt due within one year	(365)	(339)	(28)	40	(1,055)
Other debt due after one year	(300)	(1,669)	28	76	(3,255)

	(665)	(2,003)	—	138	(4,423)

Money market deposits	—	(365)	—	—	144

Total	(567)	(2,357)	—	121	(3,986)

The balance sheet movement in cash including money market deposits is as follows:	127	136	—	(17)	543
Cash at bank and in hand	—	(365)	—	—	144
Money market deposits
	127	(229)	—	(17)	687

Money market deposits with financial institutions have a maturity of up to three months.

Note 22.	Related parties

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

BHP Billiton Plc Group

Samancor, together with its joint venture partners, has guaranteed the external borrowings of the Columbus joint venture which, at 28 June 2001, amounted to US$193 million (2000: US$245 million; 1999: US$288 million) in total.  The BHP Billiton Plc Group has given guarantees to Compañía Minera Antamina joint venture and Minera Alumbrera Limited, an associate, at 28 June 2001 of US$370 million (2000: US$ nil; 1999: US$ nil) and US$5 million (2000: US$ nil; 1999: US$ nil) respectively.  Other guarantees given by BHP Billiton Plc Group companies amounted to US$143 million (2000: US$90 million; 1999: US$80 million).

BHP Billiton Plc (parent entity)

BHP Billiton Plc (parent entity) has guaranteed financing facilities available to subsidiaries.  As at 28 June 2001 such facilities totalled US$2,750 million (2000: US$1,500 million; 1999: US$1,500 million) of which US$1,400 million (2000: US$350 million; 1999: US$285 million) was drawn.

Under the terms of a deed poll guarantee the BHP Billiton Plc (parent entity) has guaranteed certain current and future liabilities of BHP Billiton Limited (parent entity). At 28 June 2001 the guaranteed liabilities amounted to US$3,267 million (2000: US$ nil; 1999: US$ nil).

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

Reconciliation of consolidated profit and loss account	Note		2001 US$m	2000 US$m	1999 US$m

Attributable profit as reported under UK GAAP (a)			608	566	382

US GAAP adjustments:
Business combinations	(i	)	(78)	(51)	(57)
Pensions	(ii	)	(17)	1	5
Post retirement benefits other than pensions	(iii	)	7	(10)	—
Hedge accounting	(iv	)	(13)	3	18
Synthetic accounting	(v	)	1	(29)	(40)
Investments	(vi	)	(1)	—	9
Start-up costs	(vii	)	(6)	7	1
Shares held by Billiton Employee Share Ownership Trust	(viii	)	—	4	—
Income taxes	(ix	)
• Secondary tax on companies			(15)	15	—
• Deferred taxation effect of US GAAP adjustments			59	13	24
Effect on minority interest of US GAAP adjustments			5	9	(4)
Sale of preferential rights	(x	)	(61)	—	—
Other	(xi	)	(2)	—	3

Net income under US GAAP before cumulative effect of change in accounting principle			487	528	341
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of tax	(iv	)	(5)	—	—

Net income under US GAAP after cumulative effect of change in accounting principle			482	528	341
Other comprehensive income
Foreign currency translation adjustment			—	(7)	(10)
Investments	(vi	)	8	(3)	—

Comprehensive income under US GAAP			490	518	331

(a)

Comparative information for “Attributable profit as reported under UK GAAP” for 2000 and 1999 has been restated in accordance with our disclosure ‘Application of new accounting standards and changes in accounting policies’ as described on page F-194.

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS
Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

(b)	Note 24.	Summary of differences between UK and US generally accepted accounting principles (“GAAP”) (continued)

The BHP Billiton Plc Consolidated Statement of Cash Flows has been prepared in accordance with UK accounting standard FRS 1, the objectives and principles of which are similar to those set out in US accounting principle SFAS 95, Statement of Cash Flows.  The principle differences between the standards relate to classification of items within the cash flow statement as well as the definition of cash and cash equivalents.

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

Under FRS 1, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.  Under SFAS 95, cash is defined as cash in hand and deposits but also includes cash equivalents, which are short term with original maturities of less than 3 months.  The statement below shows the adjustments to be made to the UK GAAP cash flow statement to reclassify it to comply with US GAAP.

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

Notes to the financial statements

Note 24.	Summary of differences between UK and US generally accepted accounting principles (“GAAP”) (continued)

Earnings per share (US$ cents)	2001	2000	1999

Earnings per share before cumulative effect of change in accounting principle	21	25	16
Earnings per share after cumulative effect of change in accounting principle	21	25	16

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

Notes to the financial statements

Note 25.	Subsequent Events – Dual Listed Companies (“DLC”) merger

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

BHP BILLITON LIMITED

/s/ CHRISTOPHER LYNCH

Name:	Christopher Lynch
Title:	Chief Financial Officer

Date:  April 8, 2003

I, Charles Goodyear, certify that:

1.	I have reviewed this annual report on Form 20-F/A of BHP Billiton Limited;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

/s/ Charles Goodyear	April 8, 2003

Charles Goodyear	Date
Chief Executive Officer

I, Christopher Lynch, certify that:

1.	I have reviewed this annual report on Form 20-F/A of BHP Billiton Limited;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

/s/ Christopher Lynch	April 8, 2003

Christopher Lynch Chief Financial Officer	Date