Form 20-F
period 2003-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2003-10-23
CIK 811809, 1171264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number: 001-09526	Commission file number: 001-31714

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG NO. 3106209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered

pursuant to section 12 (b) of the Act.

Title of each class	Name of each exchange on which registered	Title of each class	Name of each exchange on which registered
American Depositary Shares*	New York Stock Exchange	American Depositary Shares*	New York Stock Exchange

Ordinary Shares**	New York Stock Exchange	Ordinary Shares, nominal value US$0.50 each**	New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Receipt represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc, as the case may be.
**	Not for trading, but only in connection with the listing of the applicable American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,747,687,775	2,468,147,002

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

For example, our future revenues from our operations, projects or mines described in this annual report will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing of the feasibility of the development of a particular project, or the expansion of certain facilities or mines. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets, the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce, activities of government authorities in certain of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty and other factors identified in the desciption of the risk factors in Item 3D. We cannot assure you that our estimated economically recoverable reserve figures, closure or divestment of such operations or facilities, including associated costs, actual production or commencement dates, cost or production output, or anticipated lives of the projects, mines and facilities discussed in this annual report will not differ materially from the statements contained in this annual report.

GLOSSARY OF TERMS

Technical Terms

In the context of ADSs and listed investments, the term “quoted” means “traded” on the relevant exchange.

We refer in this annual report to tonnes, each of which equals 1000 kilograms, approximately 2,205 pounds or 1.102 short tons. Measures of distance referred to in this annual report are stated in kilometres, each of which equals approximately 0.62 miles, or in metres, each of which equals approximately 3.28 feet.

ADS means American Depositary Share

Brownfield project means the expansion of an existing operation.

Coal Reserves has the same meaning as ore reserves, but specifically concern coal.

Coking Coal, by virtue of its carbonisation properties, is used in the manufacture of coke, which is used in the steelmaking process.

Crude oil is a mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.

Condensate is a mixture of hydrocarbons which exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Direct reduced iron (DRI) is metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production.

DLC merger means the merger between BHP Billiton Limited and BHP Billiton Plc, on June 29, 2001.

Dry gas is a mixture of hydrocarbon gases, inerts and other gases that are in the gaseous phase at pipeline conditions with no free liquids at operating conditions. It is principally composed of methane, ethane and low levels of propanes and butanes depending upon processing and pipeline specifications.

Energy coal is used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or thermal coal.

Ethane, where sold separately, is largely ethane gas that has been liquified through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

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

Liquified natural gas (LNG) consists largely of methane that has been liquified through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

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

Metallurgical coal is a broader term than coking coal which includes all coals used in steelmaking, such as coal used for the Pulverised Coal Injection (PCI) process.

Oil and gas reserves mean those quantities of oil and gas that which are anticipated to be legally and commercially recoverable from known accumulations as of the date of the reserve estimate.

Ore reserves are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Petajoules = 1,000,000,000,000,000 joules (where joules is a measure of energy).

Petroleum coke is a residue from the refining of heavy fraction oil into light fraction oil.

Probable ore reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degrees of assurance, although lower than that for proven (measured) reserves, is high enough to assure continuity between points of observation.

Proved ore reserves are the reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings on drill holes; grade and/or quality are computed from the results of detailed samplings and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Recoverable coal reserves are the combination of the proved and probable ore reserves which specifically concern coal.

Take or pay means an obligation on a customer to pay for an agreed minimum quantity of a commodity even if it fails to “take” that agreed minimum quantity.

Terajoules = 1,000,000,000,000 joules (where joules is a measure of energy).

Financial Terms

UK Terminology	US equivalent	Australian equivalent

Shareholders’ Funds	Stockholders’ Equity	Total Equity

Called up share capital	Subscribed Capital Stock	Contributed Equity

Ordinary Shares	Common Stock	Ordinary Shares

Profit and Loss Account	Retained Earnings	Retained Profits

	Appropriated Surplus	Reserve, e.g. General Reserve. Forms part of Shareholders’ Equity

Share Premium Account	Paid-in Surplus	Share Premium Reserve

Provision – accrued liability, i.e., not part of Total Equity	Reserve – can represent either part of Stockholders’ Equity, accrued liability or estimated depletion in the cost of an asset	Provision – accrued liability, i.e., not part of Total Equity

Tangible Fixed Assets	Property, Plant and Equipment	Property, Plant and Equipment

Bonus Issue	Stock Dividend	Bonus Issue

Subsidiary	Subsidiary	Controlled Entity

Turnover	Sales Revenue	Sales Revenue

Depreciation	Depreciation and depletion	Depreciation

Profit for the financial year (attributable profit)	Net income	Net profit attributable to members

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

KEY INFORMATION

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Set forth below is selected consolidated financial information for (i) the BHP Billiton Group, which reflects the combined operations of both the BHP Billiton Limited Group and the BHP Billiton Plc Group, and (ii) the BHP Billiton Plc Group as a separate, stand-alone group. BHP Billiton Limited and BHP Billiton Plc each reports, as its primary financial statements under the requirements of the US Securities and Exchange Commission, the BHP Billiton Group’s consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom and presented in US dollars. These financial statements account for the dual listed company structure as a business combination and accordingly consolidate BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries for all periods presented. Under UK GAAP, the DLC structure has been accounted for under the ‘pooling-of-interests’ method as though the DLC structure had been effective and the two groups had operated as one enterprise throughout the periods presented. The selected consolidated financial information for the BHP Billiton Plc Group on a stand-alone basis has been derived from the BHP Billiton Plc Group Consolidated Financial Statements, presented in US dollars and prepared in accordance with accounting policies that are in compliance with UK GAAP, except that these financial statements have been prepared as if the DLC merger had not occurred.

Under UK GAAP, the DLC structure has been accounted for as a merger (pooling of interests) in accordance with UK Financial Reporting Standard 6: Acquisitions and Mergers. Under US GAAP, the DLC structure is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group on June 29, 2001. In a merger or a combination, the assets, liabilities and equity of the BHP Billiton Plc Group and the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders’ equity includes the purchase adjustments required to recognise the BHP Billiton Plc Group assets and liabilities at their fair values, and to record goodwill.

BHP Billiton Limited’s independent chartered accountant in Australia for the year ended June 30, 2001 was Arthur Andersen. On June 15, 2002, Arthur Andersen LLP, Arthur Andersen’s US affiliated firm, was convicted by a jury in Houston, Texas on a single charge of obstructing justice in connection with its actions regarding Enron Corp. As of August 31, 2002, Arthur Andersen LLP ceased to practice before the SEC. As a US listed company, BHP Billiton Limited is required to file with the SEC annual financial statements audited by its independent certified public accountant. The SEC has said that it will continue accepting financial statements audited or reviewed by Arthur Andersen so long as Arthur Andersen is able to make certain representations to us. Although the financial statements of BHP Billiton Limited for the year ended June 30, 2001 are not included in this annual report, we have included the audit opinion of Arthur Andersen in this annual report because the audit opinion of PricewaterhouseCoopers for the BHP Billiton Group for the year ended June 30, 2001 insofar as it relates to amounts included in respect of BHP Billiton Limited has expressed reliance on the audit opinion of Arthur Andersen. In connection with its audit of the BHP Billiton Limited financial statements for the year ended June 30, 2001 and the revision to note 50 of such financial statements, which is dated March 22, 2002, included in this annual report, Arthur Andersen has made the representations to us that are required by the SEC. In the future, our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen or if Arthur Andersen becomes unable to make the required representations to us. Further, it is possible that events arising out of the indictment may adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen’s prior audit of our financial statements.

BHP Billiton Group

The selected consolidated financial information for the BHP Billiton Group set forth below as at and for the fiscal years ended June 30, 2003, 2002 and 2001 should be read in conjunction with, and is qualified in its entirety by reference to, the audited BHP Billiton Group Annual Financial Statements and the accompanying notes included in this annual report.

	Year ended June 30,
Consolidated Profit and Loss Account	2003		2002		2001		2000
	(US$ millions except per share data)
Amounts in accordance with UK GAAP
Group turnover – total		15,608		15,906		17,789		17,415
Group turnover – from continuing operations		15,608		13,562		14,771		12,744
Operating profit (including share of profit of joint ventures and associates)
- including exceptional items – total		3,412		2,943		2,825		2,182
- excluding exceptional items – from continuing operations		3,412		2,984		3,284		2,485
- including exceptional items – from continuing operations		3,412		2,873		2,612		1,790
Net profit before minority interests
- including exceptional items		1,941		1,737		1,252		1,527
Net profit attributable to members
- including exceptional items		1,901		1,690		1,529		1,506
Dividends provided for or paid		900		784		754		788
Number of Ordinary Shares (millions)(a)
- at period end		6,216		6,044		6,023		5,817
- weighted average		6,207		6,029		5,944		5,725
- weighted average diluted		6,222		6,042		5,973		5,736
Per Ordinary Share:(a)
- Net profit attributable to members
Including exceptional items
- Basic	US$	0.31	US$	0.28	US$	0.26	US$	0.26
- Diluted	US$	0.31	US$	0.28	US$	0.26	US$	0.26
-Dividends provided for or paid – BHP Billiton Plc	US$	0.145	US$	0.130	US$	0.120	US$	0.113
-Dividends provided for or paid – BHP Billiton Limited	US$	0.145	US$	0.130	A$	0.247	A$	0.247

	Year ended June 30,
Consolidated Profit and Loss Account	2003		2002		2001		2000
	(US$ millions except per share data)
Amounts in accordance with US GAAP(c)(d)
Sales revenue – from continuing operations		15,608		13,552		8,100		7,467
Other income – from continuing operations		223		321		516		268
Operating income – from continuing operations		2,698		1,969		629		14
Net income – total		1,581		1,249		882		400
Net income – from continuing operations		1,576		1,513		718		257
Net (loss)/income – from discontinued operations		5		(264)		136		143

Per Ordinary Share(a):

Net income attributable to members
Basic – from continuing operations	US$	0.25	US$	0.25	US$	0.20	US$	0.07
Diluted – from continuing operations	US$	0.25	US$	0.25	US$	0.20	US$	0.07
Basic – from discontinued operations		—	US$	(0.04)	US$	0.04	US$	0.04
Diluted – from discontinued operations		—	US$	(0.04)	US$	0.04	US$	0.04
Basic – total	US$	0.25	US$	0.21	US$	0.24	US$	0.11
Diluted – total	US$	0.25	US$	0.21	US$	0.24	US$	0.11
Per ADS:
Net income attributable to members
Basic – total	US$	0.50	US$	0.42	US$	0.48	US$	0.22
Diluted – total	US$	0.50	US$	0.42	US$	0.48	US$	0.22

	At June 30,
Balance Sheet	2003		2002		2001		2000
	(US$ millions)
Amounts in accordance with UK GAAP
Total assets		28,365		29,552		28,028		27,335
Total non-current portion of interest bearing liabilities(b)		6,288		5,534		6,521		5,040
Contributed equity		3,537		4,895		4,791		5,356
Equity attributable to members		12,013		12,356		11,340		11,036

Amounts in accordance with US GAAP(c)(d)
Total assets – total		35,001		35,795		35,232		17,698
Total assets – of continuing operations		35,001		33,023		32,562		13,046
Total non-current portion of interest bearing liabilities – total		6,414		6,350		6,607		3,501
Total non-current portion of interest bearing liabilities – of continuing operations		6,414		6,296		6,544		3,412
Equity attributable to members		16,832		17,147		16,602		6,333

(a)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Plc and BHP Billiton Limited after deduction of the number of shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are the BHP Billiton Limited options and partly paid shares and the BHP Billiton Plc executive share awards.
(b)	Includes limited recourse finance and finance leases not repayable within 12 months.
(c)	As discussed in ‘Note 33. US Generally Accepted Accounting Principles disclosures’ in the attached 2003 BHP Billiton Group Annual Financial Statements, the Group changed its methods of accounting for goodwill and employee stock-based compensation, refer footnotes (D) and (R) respectively, under US GAAP in the year ended June 30, 2003.
(d)	The US GAAP consolidated financial information for the BHP Billiton Group set forth below as at and for the year ended May 31, 1999 has been derived from the audited consolidated financial statements, prepared in Australian dollars, of the BHP Billiton Limited Group (the predecessor to the BHP Billiton Group) and converted to US dollars from Australian dollars at a US$/A$ rate of 0.6232 for the year ended May 31, 1999 and a rate of 0.6509 at May 31, 1999.

	Year ended May 31, 1999
	(US$ millions except per share data)
Sales revenue		11,984
Net loss attributable to members		(1,165)
Per ordinary share:
- Net loss attributable to members
- Basic	US$	(0.33)
- Diluted	US$	(0.33)
- Dividends provided for or paid
- As declared	US$	0.318
- As declared, adjusted for the bonus issue	US$	0.154
Per ADS:
- Net loss attributable to members
- Basic	US$	(0.66)
- Diluted	US$	(0.66)
- Dividends provided for or paid
- As declared	US$	0.636
- As declared, adjusted for the bonus issue	US$	0.308

	As at May 31, 1999
	(US$ millions)
Total assets		21,271
Total non-current portion of interest bearing liabilities		6,471
Equity attributable to members		6,509

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

	Period ended June 28, 2001		Year ended June 30,
Consolidated Profit and Loss Account			2000		1999
	(US$ millions)
Amounts in Accordance with UK GAAP
Group turnover		7,333		5,550		5,174
Net profit before minority interest
- excluding exceptional items		706		607		430
- including exceptional items		587		607		430
Net profit attributable to members of BHP Billiton Plc
- excluding exceptional items		693		566		382
- including exceptional items		608		566		382
Dividends provided for or paid		278		232		218
Number of Ordinary Shares (millions)
- at period end		2,319		2,138		2,138
- weighted average		2,255		2,076		2,108
- weighted average diluted		2,269		2,076		2,108
Per Ordinary Share(a):
Net profit attributable to members of BHP Billiton Plc
Excluding exceptionals(b)
Basic	US$	0.31	US$	0.27	US$	0.18
Diluted	US$	0.31	US$	0.27	US$	0.18
Including exceptionals
Basic	US$	0.27	US$	0.27	US$	0.18
Diluted	US$	0.27	US$	0.27	US$	0.18
Dividends provided for or paid
US$ per share – as declared	US$	0.120	US$	0.113	US$	0.105

Amounts in Accordance with US GAAP
Sales revenue		7,333		5,550		5,174
Profit from ordinary activities before taxation and borrowing		988		927		675
Net income, attributable to members of BHP Billiton Plc		482		528		341
Per Ordinary Share:
Net income, attributable to members
Basic	US$	0.21		$0.25		$0.16
Diluted	US$	0.21		$0.25		$0.16
Dividends provided for or paid
US$ per share – as declared	US$	0.120	US$	0.113	US$	0.105

(a)	Based upon the weighted average number of shares on issue.
(b)	While the presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer to note 2 of the BHP Billiton Plc Group’s financial statements for details of exceptional items that have been excluded.

Currency of presentation

The BHP Billiton Group publishes its consolidated financial statements in US dollars. The financial statements of the BHP Billiton Plc Group included in this annual report are published in US dollars.

B.	Capitalisation and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our profits may be negatively affected by currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate. Fluctuations in the exchange rate of those currencies may have a significant impact on our financial results. The US dollar is the currency in which the majority of our sales are denominated. Operating costs are influenced by the currencies of those countries where our mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian dollar, South African rand and US dollar are the most important currencies influencing our operating costs. Given the dominant role of the US currency in our affairs, the US dollar is the currency in which the BHP Billiton Group measures its financial performance. It is also the natural currency for borrowing and for holding surplus cash. An exception to this is our borrowings denominated in South African rand, which at June 30, 2003 was approximately 9% of our total debt on a UK GAAP basis. This view-based strategy is based on the historical depreciation of the South African rand against the US dollar and the interest rate differential between the two currencies. We do not generally believe that active currency hedging provides long-term benefits to our shareholders. We may consider currency protection measures appropriate in specific commercial circumstances, subject to strict limits established by our Boards. Therefore, in any particular year, currency fluctuations may have a significant impact on our financial results.

Our losses due to legacy foreign currency hedging amounted to US$86 million, US$305 million and US$381 million in the years ended June 30, 2003, 2002 and 2001, respectively.

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

We may have fewer mineral, oil or gas reserves than our estimates indicate

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

Compliance with health, safety and environment regulations may impose burdensome costs

The nature of the industries in which we operate means that our activities are highly regulated by health, safety and environmental laws. As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses. The December 1997 Kyoto Protocol established a set of emission targets for developed countries that have ratified the Protocol. It is uncertain at this stage how the Kyoto Protocol will affect our operations and our customers. There is a risk that the Kyoto Protocol may negatively impact our operations and our financial results. We may also be exposed to increased operational costs due to the costs and lost worker’s time associated with the HIV/AIDS infection rate of our Southern African workforce. These compliance costs, litigation expenses, remediation expenses and operational costs could negatively affect our financial results.

Land tenure disputes may negatively impact the BHP Billiton Group’s operations

We operate in several countries where ownership of land is uncertain, and where disputes may arise in relation to ownership. These disputes cannot always be predicted, and hence there is a risk that this may cause disruption to some of our mining projects and prevent our development of new projects.

In Australia, the Native Title Act (1993) provides for the establishment and recognition of native title under certain circumstances. Like land ownership disputes, native title could materially and adversely affect our new or existing projects.

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

Actions by governments in the countries in which we operate could have a negative impact on our operations and results

Our operations could be adversely affected by government actions such as controls on imports, exports and prices, new forms of taxation, and increased government regulation in the countries in which we operate or service customers. We also could be adversely affected by regulatory inquiries into our business practices, such as the ongoing investigation of the copper concentrate market by the European Commission and the US and Canadian authorities.

Additional risks associated with emerging markets may negatively impact some of the BHP Billiton Group’s operations

We operate in emerging markets which may involve additional risks that could have an adverse impact upon the profitability of an operation. These risks could include civil unrest, nationalisation, re-negotiation or nullification of existing contracts, leases, permits or other agreements, and changes in laws and policy as well as other unforeseeable risks. If one or more of these risks occurs at one of our major projects, it could have a negative effect on our operating results or financial condition.

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

Background

We are one of the world’s largest diversified resources groups with a combined market capitalisation of approximately US$35 billion as of June 30, 2003 and combined revenues of US$17.5 billion for the year ended June 30, 2003. We hold industry leader or near-leader positions in a range of products, including:

•	world’s largest exporter of metallurgical coal for the steel industry;

•	world’s second largest exporter of energy coal;

•	world’s third largest producer of iron ore;

•	world’s fourth largest producer of copper;

•	Western world’s fourth largest producer of primary aluminium; and

•	world’s largest producer of manganese and chrome ferroalloys.

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

On March 19, 2001, we announced that the Directors of BHP Limited and Billiton Plc had agreed to form a Dual Listed Companies structure to establish a diversified global resource group to be called BHP Billiton. The implementation of the DLC structure was completed on June 29, 2001. BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc.

BHP Billiton Limited and BHP Billiton Plc are run by a unified Board and management team, with headquarters in Melbourne, Australia, and with a significant corporate management centre in London. The existing primary listings on the London and Australian stock exchanges continue to be maintained, as is the secondary listing of BHP Billiton Plc on the Johannesburg and Paris stock exchanges. On June 25, 2003 BHP Billiton Plc listed its sponsored American Depositary Receipts security on the New York Stock Exchange and BHP Billiton now maintains an American Depositary Receipt listing of both BHP Billiton Limited and BHP Billiton Plc on the New York Stock Exchange.

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

Further information on the DLC structure is included in Item 4C of this annual report.

We have grouped our major operating assets into the following Customer Sector Groups:

•	Petroleum (oil, gas and liquefied natural gas);

•	Aluminium (aluminium and alumina);

•	Base Metals (copper, silver, zinc and lead);

•	Carbon Steel Materials (metallurgical coal, iron ore and manganese);

•	Diamonds and Specialty Products (diamonds, titanium minerals and metals distribution);

•	Energy Coal (energy coal); and

•	Stainless Steel Materials (nickel metal, and chrome and nickel ferroalloys).

The table below sets forth the contribution to combined turnover and profit (before tax) of each of these customer sector groups for the three years ended June 30, 2003.

	Turnover
	Year ended June 30
	2003	2002	2001
	(US$ millions)
Group including share of joint ventures and associates
Petroleum	3,264	2,815	3,361
Aluminium	3,386	2,857	2,971
Base Metals	1,954	1,821	1,719
Carbon Steel Materials	3,714	3,306	3,349
Diamonds and Specialty Products	1,485	1,480	1,318
Energy Coal	2,089	1,919	1,982
Stainless Steel Materials	1,106	868	994
Steel (discontinued operations)(1)	—	2,550	3,220
Group and unallocated items(1)	1,014	730	749
Intersegment	(506)	(568)	(584)

Total	17,506	17,778	19,079

	Profit before tax
	Year ended June 30,
	2003	2002	2001
	(US$ millions)
Group including share of joint ventures and associates
Petroleum	1,178	1,073	1,407
Aluminium	581	492	523
Base Metals	286	192	452
Carbon Steel Materials	1,045	1,084	918
Diamonds and Specialty Products	299	272	188
Energy Coal	190	536	382
Stainless Steel Materials	150	3	72
Steel (discontinued operations)(1)	—	86	218
Group and unallocated items(1)	(248)	(550)	(555)
Exceptional items	(19)	(212)	(1,066)
Net interest	(537)	(249)	(476)

Total	2,925	2,727	2,063

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations. Comparatives have been stated accordingly.

The table below sets forth the contribution to combined turnover and net profit (before tax and net interest) by geographic origin for the three years ended June 30, 2003.

	Turnover
	Year ended June 30,
	2003	2002	2001
	(US$ millions)
Geographic origin
Australia	6,527	5,842	5,854
Europe	2,792	2,049	1,907
North America	2,186	2,143	1,909
South America	2,733	2,255	2,350
Southern Africa	3,147	2,696	3,107
Rest of World	121	243	738
Discontinued operations(1)	—	2,550	3,214

Total	17,506	17,778	19,079

	Profit before tax and net interest
	Year ended June 30,
	2003	2002	2001
	(US$ millions)
Geographic origin
Australia	1,890	1,549	1,456
Europe	259	233	191
North America	188	22	127
South America	576	301	444
Southern Africa	558	712	498
Rest of World	10	73	(395)
Discontinued operations(1)	(19)	86	218

Total	3,462	2,976	2,539

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations. Comparatives have been stated accordingly.

The table below sets forth the analysis of combined turnover by geographic market for the three years ended June 30, 2003.

	Turnover
	Year ended June 30,
	2003	2002	2001
	(US$ millions)
Geographic market
Australia	1,775	1,442	1,434
Europe	5,582	4,430	4,139
Japan	2,393	2,078	2,531
South Korea	1,203	1,068	906
Other Asia	2,388	1,998	1,857
North America	2,389	2,344	2,603
Southern Africa	944	936	1,159
Rest of World	832	932	1,236
Discontinued operations(1)	—	2,550	3,214

Total	17,506	17,778	19,079

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations. Comparatives have been stated accordingly.

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

All of the ore reserve figures presented are reported in 100% terms, and represent estimates at June 30, 2003. All tonnes and grade information has been estimated more precisely than the rounded numbers that are reported, hence small differences may be present in the totals.

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

Reserves are estimated based on prices reflecting current economic conditions determined by reference to the three year historical average for each commodity. The prices used to estimate the reserves contained in this annual report are as follows:

Price
US$
Copper	0.74/lb
Zinc	0.41/lb
Nickel	3.19/lb
Aluminium (used for Alumina)	1,426/t
Alumina (12.75% of Aluminium)	182/t
Silver	4.63/oz
Lead	0.21/lb
Gold	292/oz

B. Business Overview

Petroleum

Our principal activities in the petroleum sector are oil and natural gas exploration, production and development in Australia, the United Kingdom, the United States, Algeria, Trinidad and Tobago, Pakistan and Bolivia and exploration interests in the United States, Australia, Trinidad and Tobago, Pakistan, Brunei Darussalam, South Africa, Brazil and Gabon.

Operating Assets

Australia/Asia

In Australia we source production from Bass Strait, the North West Shelf, the Laminaria and Corallina oil fields and the Griffin Project.

Bass Strait

The Bass Strait oil and gas fields are located in the Gippsland Basin, offshore southern Australia. First production commenced in 1968. We have a 50% interest in the Bass Strait fields, Esso Australia Resources Pty Ltd (Esso Australia) has the other 50% and acts as operator. Production from most of the fields is subject to an overriding 2.5% royalty payable to Oil Basins Limited.

Most crude oil and condensate is dispatched from the fields to refineries in the State of Victoria, while the balance is sold elsewhere in Australia or overseas. Gross oil production during 2002-2003 averaged 133,000 barrels per day.

Most of the natural gas produced is sold to Gascor for on-sale to retailers for distribution throughout Victoria to meet its residential and commercial gas requirements. The contract is due to expire on 31 December 2009 or the depletion of the outstanding contractual volumes.

In April 2001, together with Esso Australia, we signed a long-term supply agreement with Duke Energy International for the introduction of approximately 51 million cubic feet of natural gas per day to Tasmania. Deliveries commenced in late 2002. This followed a long-term gas transport agreement we and Esso Australia signed with Duke Energy International in December 1998 for the transportation of Bass Strait natural gas to New South Wales.

In 2002 we signed Memorandums of Understanding with TXU Australia and AGL Wholesale for collectively over 0.7Tcf of long-term gas sales (BHPB share) from 2004.

During 2002-2003, total gas production averaged approximately 550 million cubic feet per day (gross). LPG (liquefied petroleum gases) and ethane extracted from the natural gas are sold in Australia and overseas. During 2002–2003, LPG production averaged 2,900 tonnes per day (gross) and ethane production averaged 530 tonnes per day (gross).

In December 2002, we, together with Esso Australia, completed the construction of a fourth Bass Strait gas pipeline from the Bream field into the joint venture’s Gippsland production network.

We continue to pursue a strategy of seeking additional reserves in the Bass Strait in order to enhance existing production levels with high value incremental developments. We and our joint venture partner Esso Australia, have completed processing, and are currently interpreting, the largest three-dimensional seismic survey ever completed in Bass Strait. The 3,900-square kilometre survey covered all of the joint venture’s northern oil and gas fields, and was designed to identify hydrocarbon targets over a range of geological horizons.

North West Shelf

We are a participant in the North West Shelf Project, an unincorporated joint venture of six participants, operated by Woodside Energy Ltd. The project was developed in two major phases: the domestic gas phase, which supplies gas to the Western Australia domestic market; and the LNG phase, which supplies LNG (liquefied natural gas) to Japan. The project also produces crude oil, condensate and LPG, primarily for export.

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

The onshore gas treatment plant is located at Withnell Bay on the Burrup Peninsula, 1,200 kilometres north of Perth, Western Australia and is supplied by the offshore North Rankin, Goodwyn, Perseus and Echo-Yodel gas and condensate fields. Production from the North Rankin and Perseus fields is through the North Rankin A platform, which has the capacity to produce 1,800 million cubic feet per day of gas and 40,000 barrels per day of condensate. Production from the Goodwyn and Echo-Yodel fields is through the Goodwyn A platform, which has the capacity to produce 1,400 million cubic feet per day of gas and 110,000 barrels per day of condensate (not concurrently). Production from these fields meets current contractual requirements for the domestic gas and LNG phases of the project. Plans are in place to develop the Angel field, and a group of smaller static resources, to meet future market requirements.

The North West Shelf domestic gas plant has a capacity of six hundred million cubic feet per day. The gas is delivered via pipeline to customers in Western Australia under long-term agreements. Production of domestic gas in 2002–2003 averaged 500 million cubic feet per day (gross).

The existing three-train LNG plant produces on average 21,750 tonnes of LNG per day, or 7.5 million tonnes per annum. The project sells approximately 7 million tonnes of LNG per year under long-term contracts to Japanese buyers. These contracts are due to expire in 2009. Additional spot sales are also made to the USA and Asia, depending on plant and shipping availability. Production for 2002-2003 averaged 22,030 tonnes per day (gross); this was due to higher LNG demand in Japan and Korea coinciding with ship chartering opportunities.

Construction of a fourth liquefaction train and offshore trunkline to support an expansion of the existing LNG business commenced in calendar year 2001. The expansion involves the construction of a 4.2 million tonnes per year liquefaction processing train and a 42-inch gas trunkline to be installed over a distance of 135 kilometres from the existing production platforms to the onshore processing plant. We expect first commercial production from the new facilities during calendar year 2004. The project has also ordered an additional LNG carrier to deliver some of the sales volumes associated with the expansion project. Our share of costs of the fourth liquefaction processing train, the pipeline and the additional carrier is expected to be approximately US$274 million.

Sales arrangements underpinning the expansion are in place with six Japanese gas and power companies for the supply of up to 3.9 million tonnes per year of LNG, for contracted periods of between 20 years and 30 years.

In October 2002, the North West Shelf joint venture participants signed Sales and Purchase agreements with the Guangdong LNG Project, for the purchase and supply of LNG from the North West Shelf. This is China’s first LNG project and involves the construction of an LNG import terminal and high-pressure gas pipeline in two phases. The agreements were signed by the six North West Shelf LNG Sellers and cover the supply of approximately 3.3 million tonnes of LNG per year to Phase One of the Guangdong LNG Project for a period of 25 years expected to start in 2006. The agreements are subject to certain conditions precedent, including Chinese Government approvals, buyer financing arrangements and arrangements between the LNG buyer and natural gas end-buyers.

Following execution of the Guangdong LNG sales and purchase agreements, further agreements were signed in May 2003 with a subsidiary company of the China National Offshore Oil Corporation (CNOOC) in regard to equity participation by CNOOC in the North West Shelf Project. Under these agreements CNOOC will pay each of the NWS Venture participants approximately US$58 million to take up a 5.3% interest in titles to NWS Project raw gas reserves. CNOOC will also have a 25% interest in a new joint venture (BHPB share 12.5%) to be set up within NWS to supply LNG to Guangdong and will have rights to process its gas and associated products through NWS offshore and onshore infrastructure on payment of a tariff. Completion of this transaction is subject to regulatory and other approvals as well as satisfaction of a number of conditions precedent. The NWS Project and various Chinese shipping companies are currently finalising arrangements for the establishment of ship owning and ship management companies for LNG transport to China. Two or three LNG ships will be required to service the China trade route.

During 2002-2003, we also concluded the following LNG sales contracts with new customers in Japan and Korea:

•	In January 2003, we executed a binding sales and purchase agreement with Shizuoka Gas for a total of 3 million tonnes of LNG to be delivered over the full term of a 24 year agreement commencing in 2005; and

•	In March 2003, we executed a sales and purchase agreement with Korea Gas Corporation for the sale of approximately 480,000 tonnnes of LNG per year for a term of 7 years commencing in late 2003.

•	In September 2003 we signed a heads of agreement with The Kansai Electric Power Company Inc., an existing Japanese customer, for long-term LNG supply of 500,000 tonnes of LNG a year between 2009 and 2014 and 925,000 tonnes of LNG a year between 2015 and 2023.

Condensate is separated from the natural gas in the onhore plant. Condensate production during 2002-2003 averaged 115,000 barrels per day (gross).

LPG production began in November 1995 and production in 2002–2003 was 2,200 tonnes per day (gross). We have a 16.67% interest in the LPG production.

The project’s crude oil production is from the Wanaea, Cossack, Lambert and Hermes oil fields which are located about 30 kilometres north east of the North Rankin field. The oil is produced to a floating production storage and offloading unit, the Cossack Pioneer and production averaged 112,000 barrels of oil per day (gross) in 2002–2003. We have a 16.67% working interest in oil production.

Laminaria and Corallina

We are a participant in the Laminaria and Corallina joint venture with Woodside Energy Ltd and Shell Development (Australia) Pty Ltd. Woodside Energy Ltd is the operator of the venture. The Laminaria and Corallina fields are located in the Timor Sea, about 550 kilometres north-west of Darwin and 160 kilometres south of Timor in production licenses AC/L5 and WA-18-L. The Laminaria field was discovered in 1994 and the Corallina field in 1995. We have a 32.6125% working interest in the Laminaria oil field, with Woodside holding a 44.925% interest and Shell holding a 22.4625% interest. We have a 25% interest in the Corallina oil field, Woodside has a 50% interest and Shell has a 25% interest.

A floating production storage and offloading unit, the Northern Endeavour, produces the oil from these fields.

In 2002–2003, production from the Northern Endeavour averaged 71,000 barrels of oil per day (gross) and is expected to decline sharply in future years.

Carnarvon Basin

We are the operator of the Griffin oil and gas project, which includes the Griffin, Chinook and Scindian fields in the Carnarvon Basin, offshore Western Australia. We hold a 45% interest in the project, Mobil Exploration and Producing Australia Pty Ltd holds a 35% interest and Inpex Alpha Ltd holds the remaining 20% interest.

The Griffin project first produced oil through its floating production storage and offloading facility, the Griffin Venture, in January 1994. Production for 2002-2003 averaged 24,000 barrels per day of oil (gross).

We pipe natural gas to shore, where it is exported directly into a pipeline and sold under long-term contracts. Gas production in 2002-2003 averaged 22 million standard cubic feet per day (gross).

Pakistan

We are the operator of the Zamzama onshore gas project in the Dadu Block in the Sindh Province of Pakistan. We hold a 38.5% working interest in the project, ENI Pakistan (M) Ltd holds 17.75%, PKP Exploration Ltd (a jointly owned company between Kufpec and Premier Oil) holds 18.75% and the government of Pakistan holds the remaining 25% interest.

In 1998, we discovered gas in the Zamzama-1 well under the Dadu exploration permit. After a single well appraisal program identified commercial reserves we commenced production in March 2001 from Zamzama 1 and 2 wells through an extended well test (EWT) phase. For 2002-2003 production averaged 85 million cubic feet per day of gas (gross) and 500 barrels per day of condensate (gross).

In March 2002, we and our partners approved the Phase 1 development of the Zamzama gas field. This followed the Dadu joint venture signing the two gas sales and purchase agreements with the government of Pakistan, Sui Southern Gas Company and Sui Northern Gas Pipelines Company Limited. The agreements cover the supply of up to 320 million cubic feet per day of gas over the expected field life of 20 years. In April 2002, the government of Pakistan granted the Dadu joint venture a 20-year development and production license for the full field development of the Zamzama discovery.

The Phase 1 development consists of two additional processing trains, which are located on the existing EWT plant site, and a minimum of three additional development wells. First gas from the Phase 1 development commenced in July 2003 and our share of capital expenditure for this phase was less than the original budgeted amount of US$40 million.

Americas

Gulf of Mexico

Our Gulf of Mexico production is sourced from six producing assets: Typhoon, Boris, West Cameron 76, Green Canyon 18/Ewing Bank 988, Green Canyon 60 and Genesis.

We have a 50% working interest in the Typhoon oil and gas development, located in Green Canyon Blocks 236 and 237. Chevron Texaco has the other 50% working interest and is the operator. The field is located in 600 metres of water approximately 100 kilometres off the coast of Louisiana, and was our first deepwater Gulf of Mexico development. The field consists of four subsea wells tied back to a local host mini tension leg platform. First production was in July 2001; peak production of approximately 38,600 barrels of oil and 50 million cubic feet of gas per day was reached in April 2002.

We also have a 50% working interest in and operate the Boris oil discovery in Green Canyon Block 282 adjacent to the Typhoon field. Boris was developed as a tie-back to the Typhoon production facility. Production commenced from the first well, Boris-1, in February 2003 and from the second well, Boris-2, in September 2003.

In 2002-2003, production from Typhoon and Boris fields through the Typhoon facility averaged 23,000 barrels per day of oil and 34 million cubic feet of gas (gross).

We also have a 33.8-78.8% working interest in and act as the operator of the West Cameron 76 gas field, a 25% working interest in the Green Canyon 18/Ewing Bank 988 oil field (operated by ExxonMobil) and a 45% working interest in the Green Canyon 60 field (also operated by ExxonMobil). Additionally, in September 2000, we purchased a 4.95% working interest in the Chevron Texaco operated Genesis oil field in Green Canyon blocks 160, 161 and 205. In total, our net share of production from these four properties during 2002-2003 was 3,600 barrels of oil and 32 million cubic feet of gas per day.

Bolivia

In July 1994, we acquired a 50% working interest in the Mamore exploration block in Bolivia, including the Surubi oil field, from Maxus Bolivia Inc, whose ultimate parent is Repsol of Spain. Production from the Surubi oil field began in 1993. The Paloma field was discovered in 1995, and the Bloque Bajo field was discovered in 1996. Gas sales from the block commenced in the second half of calendar year 1999. Gross production from these fields was 8,800 barrels per day of oil and 15 million cubic feet per day of gas in 2002–2003.

Europe/Africa/Middle East

Our petroleum production activities in the United Kingdom are based in the Irish Sea and the North Sea. The Liverpool Bay Development in the Irish Sea is our largest operated asset. We also have an interest in the Bruce oil and gas field and an interest in the Keith oil field, both in the North Sea.

Liverpool Bay

We are the operator of the Liverpool Bay oil and gas development, located off the North West coast of England, in which we have a 46.1% working interest. Other participants in the joint venture are Eni ULX Limited, which has a 45% interest, and Eni UK Limited, which has an 8.9% interest. The venture began first production of oil and gas in 1996. Oil production is from the Douglas and Lennox fields. Contracted long-term gas sales to Powergen are from the Hamilton, Hamilton North and Hamilton East gas fields.

The venture completed its third infill drilling campaign in 2003 with the completion of three oil development wells, one of which developed the Douglas West field.

Production during 2002–2003 averaged 52,000 barrels per day of oil and 230 million cubic feet per day of gas (gross).

Bruce / Keith

The Bruce field is located approximately 380 kilometres north-east of Aberdeen in the northern North Sea. We have a 16% interest in the field, which is operated by BP. The integrated oil, gas and LPG development concept for the field has been developed in three phases. During 2002-2003, our gas sales contracts with Centrica and Corby were cancelled and other sales arrangements established. This allowed reserves to be produced without restriction to gas demand and contractual constraints.

Gross production from the Bruce field during 2002–2003 averaged 28,000 barrels per day of oil, 570 million cubic feet per day of gas and 1,600 tonnes per day of LPG.

We also have a 31.83% interest in the Keith field, lying adjacent to the Bruce field in block 9/8a. The Keith field was developed by a tieback to the Bruce platform facilities. In 2002-2003, production from Keith averaged 2,700 barrels per day of oil and 4 million cubic feet per day of gas (gross).

Exploration and Development

Australia/Asia

Minerva Development

We have a 90% working interest in and act as the operator of the Minerva development that is currently being constructed in southern Victoria.

In 1993, we discovered the Minerva gas field in the Otway Basin and in March 2002 signed a take or pay Sales Agreement with Pelican Point Power Limited (a wholly owned subsidiary of International Power plc) to provide gas into South Australia via a new pipeline. We approved the development of the Minerva field in May 2002. Our share of approved capital expenditure is US$123 million, however, total expected capital expenditure is under review.

Minerva is a natural gas field with a small amount of condensate. A single flowline will transport the gas to the coast, through a subterranean shore crossing to an onshore gas processing facility where liquids will be removed prior to exporting the gas to South Australia. The gas plant, when completed, will have a gross design capacity of 139 million cubic feet of gas per day and 600 barrels of condensate per day.

Coal Bed Methane Development

Our Petroleum and Energy Coal Customer Sector Group’s have a combined 50% interest in the Moranbah Gas Project which is operated by CH4 Pty Ltd. CH4 is an unlisted company, majority owned and controlled by Macquarie Bank Limited. The project, which is situated in within the Queensland Bowen Basin coalfields, will utilise resources in Petroleum Lease (PL) 191 and Petroleum Lease Application (PLA) 196. The project comprises the extraction of coal bed methane from surface-to-seam wells using drilling techniques developed by us and CH4.

We and CH4 have signed a Gas Supply Agreement with the Queensland Power Trading Corporation, owned by the Queensland Government, for delivery of up to a maximum of 290 billion cubic feet (gross) over 15 years, with a take-or-pay quantity of 8 billion cubic feet per annum (gross) for the first 10 years.

Under the May 2000 Project Agreement with CH4, we will receive a revenue royalty on any gas sales plus an option to invest up to 50% in any project developed by CH4. This option has been exercised for the Moranbah Gas Project. Our share of the capital cost of this project is expected to be approximately US$38 million.

Australian Exploration

We are the operator of WA-255-P, holding a 50% working interest, which is located in the prospective Southern Exmouth Basin. We acquired over 1,000 square kilometres of 3-D seismic data in 2001 covering a portion of the WA-255-P permit and have drilled four exploration wells during the first half of calendar year 2003. One of the wells, Stybarrow-1, encountered a 23 metre gross oil column. Stybarrow-2, targetting the same geological feature, encountered a 22 metre gross oil column. Another well, Skiddaw-1, confirmed that the northerly extension of the Laverda field extends a small way into WA-255-P. Evaluation of these encouraging results and other exploration prospects is ongoing.

In 1999, Woodside discovered the Vincent oil field in its 100% held WA-271-P permit. Almost half of this field is now recognised to extend into WA-155-P Part 1, a permit that we operate and in which we have a 39.999% interest. In July 2003, we drilled the Ravensworth-1 exploration well, which targeted another geological feature and encountered a 37 metre gross oil column.

The Coniston-1 discovery , located in block WA-255-P and recognised as extending into WA-155-P Part 1, is currently considered sub-commercial, although this could be revised following successful development of other nearby discoveries such as Vincent.

We also have a 16.67% non-operated interest in the WA-10-R permit offshore Western Australia. In May 2003 the Egret-3 well was completed in this permit and encountered a 29 metre gross oil column and a small gas cap. Egret-2 was drilled in 1988 and encountered a 43 metre oil column in the north of the field. Based upon the results from Egret-2 and 3, the prospect is deemed commercial for further appraisal. An appraisal program is being planned by us and our partners.

We are the operator, holding a 50% interest, in WA-301-P, WA-303-P, WA-304-P and WA-305-P. These permits are located in the Outer Browse basin, a deep water, frontier exploration area. In April 2003 Maginnis-1 was drilled in WA-302-P. In May 2003 we acquired a 510-square kilometer 3D seismic survey on the border of WA-303-P and Wa-304-P. Evaluation of the well and seismic results is ongoing.

Brunei Exploration

On January 29, 2002 the government of Brunei Darussalam awarded Block J to a joint venture of us (25% working interest), Total (60% working interest) and Amerada Hess Corporation (15% working interest). The award was subject to negotiating a production sharing contract. This was executed in March 2003. The Government of Malaysia have claimed that this block forms part of their territorial waters and has awarded the same acreage to a competing joint venture. The dispute is unresolved.

Americas

Gulf of Mexico

We expanded our presence in the deepwater Gulf of Mexico in the early 1990’s, with the majority of our current deepwater and ultra-deepwater leaseholds acquired at government sales in 1995 and 1996. At June 30, 2003, our deepwater portfolio consisted of 295 leases, making us one of the largest lease-holders in water depths greater than 1,500 feet. Additionally, we acquired 33 leases on the shelf in the Gulf of Mexico in 2003, with water depths ranging from 75 to 125 feet, as we initiated a deep gas exploration strategy. Our shelf inventory consists of 43 leases as of June 30, 2003.

As part of our strategy to efficiently allocate exploration expenditure and to increase our prospect inventory, we have entered into several joint venture arrangements with companies active in the deepwater of the Gulf of Mexico.

Mad Dog Development

The initial Mad Dog discovery well, in the Green Canyon area of the Atwater Foldbelt, was drilled in December 1998 followed by the drilling of three appraisal wells between 1999 and 2001. In February 2002, we and our partners sanctioned Mad Dog for development. Our share of capital expenditure up to US$335 million has been approved. The final expenditure will depend on the number of development wells needed to optimise the production of reserves.

The development plan includes the utilisation of a truss SPAR facility with an integrated drilling rig, which will be capable of operating in water depths of 4,500 feet. First production is expected by the end of calendar year 2004, with production at full design capacity expected to occur within 12 months. Nameplate capacity will be 80,000 barrels of oil per day and 40 million cubic feet of gas per day (gross).

We hold a 23.9% working interest in Mad Dog with partners BP (60.5%), the designated operator, and Unocal (15.6%).

Atlantis Development

The initial Atlantis discovery in the Green Canyon area was drilled in 1998. During calendar years 2000 and 2001 we drilled two more wells, each with major sidetracks, on the Atlantis structure. Both wells encountered significant oil bearing sands.

In February 2003 we approved a total of US$1.1 billion as full funding for the development of the Atlantis oil and gas reserves. First oil is expected from the field in the third quarter of calendar year 2006.

Located in 4,400-7,100 feet of water, Atlantis will be developed using a moored semi-submersible production facility with up to 20 subsea wells. Nameplate capacity will be 150,000 barrels of oil per day and 180 million cubic feet of gas per day (gross).

We have a 44% working interest in Atlantis. BP is the operator of the field and holds the remaining 56% interest.

Transportation Development

In February 2002, we took equity ownership in two limited liability companies that will transport hydrocarbons from Mad Dog, Atlantis and future discoveries in the proximity. The pipelines are part of a new system being built in the Southern Green Canyon area.

We acquired a 25% interest in the Caesar oil pipeline and a 22% interest in the Cleopatra gas pipeline. Our share of capital costs approved by the Board for this project is US$132 million.

The Caesar pipeline will have a design capacity of at least 450,000 barrels of oil per day and Cleopatra will have a capacity of 500 million cubic feet of gas per day. These pipelines will link with other pipelines already existing, or to be constructed, to transport product to the United States mainland.

Cascade – Walker Ridge Exploration

As the operator, in June 2002, we drilled and completed an exploration well on the Cascade prospect and encountered an encouraging hydrocarbon column. The well was drilled in waters approximately 8,200 feet deep to a total depth of 27,979 feet.

Further drilling will be necessary to determine the size of the find. We expect to drill a second Cascade well in the first half of calendar year 2004. We own a 50% working interest in Cascade, with Petrobras and Devon Energy Corporation each holding a 25% interest.

Shenzi – Green Canyon Exploration

As the operator, we drilled and completed an exploration well on the Shenzi prospect in December 2002. The well was drilled in 4,400 feet of water and encountered a gross hydrocarbon column of 465 feet with 140 feet of net pay. We are planning to drill a Shenzi-2 appraisal well in late–calendar year 2003 to further evaluate the size of the field.

We own a 44% working interest in Shenzi, with Amerada Hess and BP each owning a 28% working interest.

Chinook – Walker Ridge Exploration

As the operator, we drilled and made an oil discovery with our second exploration well on the Chinook prospect in the ultra-deepwater Gulf of Mexico in June 2003. The well was drilled in water depths of approximately 8,830 feet and encountered a gross hydrocarbon column of 620 feet with 260 feet of net pay. Further evaluation will be necessary and more appraisal will be required before we can be definitive about the scale of the resource.

We own a 40% working interest in Chinook, with Petrobras America owning a 30% interest with Amerada Hess and Total each owning a 15% interest.

Neptune Exploration

In 1995, we farmed into the Neptune prospect, which was previously operated by BP, and drilled the discovery well, Neptune-1. A subsequent appraisal well, Neptune-2, was drilled in 1998 and abandoned after recovering hydrocarbon samples.

Subsequent to acquiring BP’s interest with partners Woodside and Marathon, we, as operator, drilled and completed the Neptune-3 appraisal well and encountered an encouraging hydrocarbon column. The fourth appraisal well on the prospect was drilled in December 2002 which was non-commercial and has been temporarily plugged and abandoned.

We recently successfully negotiated a promoted arrangement to farmout a portion of our interest in the Neptune prospect to Maxus (US) Exploration Company, whose ultimate parent is Repsol of Spain. As a result of this arrangement, our working interest has decreased from 50% to 35%. Other partners’ working interests are Marathon Oil Company (30%), Woodside Petroleum Ltd (20%) and Maxus (15%).

Continuing as the operator, in July 2003 we drilled the Neptune-5 well and encountered a gross hydrocarbon column of nearly 1,200 feet, with more than 500 total vertical feet of net oil pay, and further appraisal and development planning activities are continuing on the Neptune prospect.

Other Significant Gulf of Mexico Exploration Joint Venture Agreements

Other significant agreements in the Gulf of Mexico include:

Vortex Prospect (Atwater Valley) – We participated in a gas discovery on the Vortex Prospect in 8,344 feet of water in the Atwater Valley area during 2002-2003. The well was drilled to a total depth of 21,140 feet and sidetracked to a depth of 19,330 feet. We operate this prospect with a 33.34% working interest. Our partners are Kerr-McGee and Devon who each own a 33.33% working interest. We and our partners are assessing development options of this discovery.

Deep Gas Exploration (West Cameron, East Cameron, Vermillion Areas) – In 2002-2003, we entered into a joint venture agreement with Newfield, to explore deep gas on the shelf of the Gulf of Mexico. We own a 55% working interest in these jointly owned leases and act as operator. Newfield owns the remaining 45% working interest. We are acquiring additional seismic data and will be maturing these leads in the near term while monitoring planned industry drilling activity in this trend.

Trinidad and Tobago

Angostura Development

We began exploring in Trinidad and Tobago in Block 2(c) in April 1996, signing the country’s first Production Sharing Contract (PSC) under a new fiscal regime. During the six-year exploration phase of the PSC, we drilled four exploration and three appraisal wells, discovering significant oil and gas resources within a large faulted structure known as the Greater Angostura Structure

In March 2003, we committed to the development of the first phase of the Angostura integrated oil and gas development located in Block 2 (c), approximately 24 miles (38.5 km) east of the island of Trinidad. In the first phase of the development, oil will be produced from three wellhead protector platforms via flowlines to a steel jacket central production platform. Associated gas will be reinjected. Water depths are approximately 40 metres and the development utilises proven shallow-water technology. First oil production is scheduled for December 2004. Gas commercialisation (Phase 2) will commence approximately four to nine years after first oil, depending on reservoir performance.

Capital expenditure for the first phase of the Angostura integrated development is expected to be around US$726 million (gross), US$327 million net to BHP Billiton.

We are the operator of the Greater Angostura development and own a 45% working interest. Other participants are Total (30% working interest); and Talisman Energy (25% working interest).

Trinidad and Tobago Exploration

In April 2002, we were awarded the Angostura development area of approximately 100 square kilometres and exploration retention rights for the remaining 160 square kilometre area in south Block 2(c). We have a 64.28% working interest with Talisman Energy holding the remaining 35.72% interest in the exploration retention area. The second of the two commitment wells in this area is being drilled.

In October 2001, Trinidad and Tobago’s Ministry of Energy and Energy Industries announced the award of exploration Block 3(a) to a consortium of BHP Billiton (30% working interest and operator), Talisman Energy (30% working interest), BG International (30% working interest), and Total (10% working interest). The PSC was signed on April 22, 2002. Block 3(a) is located 40 km off the east coast of Trinidad in water depths ranging from 30 to 91 metres and comprises 612 square kilometres adjacent to east of Block 2(c). The Joint Venture commenced the minimum work program with the acquisition of the Emerald 3D seismic survey in 2002- 2003. The survey will be completed in late calendar year 2003. Under the PSC, six wells must be drilled in the first three-year phase of the PSC’s exploration period.

Brazil Exploration

In June 2002, we were successful in bidding for block BM-C-24 that covers 603 square kilometres offshore Brazil . We have a 100% interest in the block. The concession contract was signed in September 2002.

Europe/Africa/Middle East

Algeria

ROD Integrated Development

In Algeria, we hold a 45% working interest in Blocks 401a and 402a under a production sharing contract with the Algerian state oil company SONATRACH. Under the terms of the contract the Algerian government has contracted the development and extraction of the resources whilst retaining title to these resources. The blocks are located 900 kilometres southeast of Algiers, near the Tunisian border.

An integrated plan to develop the ROD, SFNE, BSF, RDB and RERN oil fields (and a subsequent exploration discovery – RAR) partly located in Blocks 401a and 402a has been sanctioned by the Algerian government. The largest two of the fields, ROD and SFNE, extends into the neighbouring Block 403 operated by AGIP and SONATRACH. An agreement has been put in place to govern unitisation of the ROD and SFNE fields, the sharing of specified costs, operatorship and commercial arrangements for the development This agreement leaves us with a 38.75% share of costs in the unit. We have subsequently agreed with AGIP to amend this unitisation agreement with the result that, formally, we shall have a 36.04% share of costs when such an amendment is officially sanctioned by the Algerian authorities. We, together with AGIP, have implemented this revised cost sharing arrangement under the understanding that formal sanction will follow.

The fields are being developed through a new dedicated processing train, which will be built at the existing BRN production facility on Block 403 operated by AGIP and SONATRACH. From there, the venture will export oil through the established pipeline infrastructure to terminals located on the Algerian coast. The associated gas will be re-injected underground. We estimate that our share of the US$500 million development costs will be approximately US$190 million.

We and SONATRACH are the members of the joint operating entity which is undertaking the development. Operations will be conducted by the existing BRN joint operating entity comprising SONATRACH and AGIP. First production from the fields is expected in the first half of calendar year 2004, with an estimated gross peak production rate of 80,000 barrels of oil per day

Ohanet Development

We signed a Risk Service Contract (RSC) with SONATRACH for the development of four gas and condensate reservoirs in the Ohanet region of Algeria on July 2, 2000. Ohanet is located in the Illizi province of Algeria, approximately 1,300 kilometres southeast of Algiers and 100 kilometres west of Libya. The Algerian government formally approved the RSC on November 12, 2000. Production is scheduled to begin in late calendar year 2003 and we expect that peak liquids production will be approximately 58,000 barrels per day (gross).

We have an effective 45% working interest in the venture. The other participants are Japan Ohanet Oil & Gas Co Ltd (30%), Woodside Energy (Algeria) Pty Ltd (15%) and Petrofac Resources (Ohanet) LLC (10%). We estimate that the total cost of developing the Ohanet reservoirs will be approximately US$1 billion and that our share of this cost will be US$464 million.

The terms of the RSC specify that the total production from the fields is the property of SONATRACH. The foreign participants in the venture bear the total cost of developing the Ohanet reservoirs, and in return, will recover their investment, together with an agreed fixed profit consideration from liquids production, over a target eight-year period from the start of production. This eight-year period can be extended for up to four years under certain conditions.

The monetary entitlement will be translated into volumes of condensate, butane and propane that will be lifted from export ports on the Algerian coast. These volumes will be determined based on prices posted by SONATRACH.

Gabon Exploration

We hold a 40.12% interest in the Tolo block, situated offshore in the North Gabon Basin. As the operator we drilled one well that was plugged and abandoned. Having satisfied our commitments in Gabon, we are executing an exit strategy.

South Africa

In May 2002, we entered into a farm-in agreement with Global Energy Holdings to acquire a 90% operated working interest in deepwater exploration Block 3B/4B, offshore South Africa.

Marketing

Oil and Condensate

Our global trading and marketing teams based in Houston and Singapore manage the marketing and risk associated with our crude oil, condensate, LPG and petroleum products. We use a combination of floating price short term and long term contracts in both domestic and export markets. The global crude oil and products trading and marketing team forms part of the wider BHP Billiton Group marketing function.

LNG

As part of our expansion plans, we participate with the other North West Shelf joint venture partners in a marketing organisation, NWS Australia LNG, established to market LNG produced from Australian gas resources to overseas buyers. Along with our joint venture partners, we are actively pursuing opportunities in Japan, China, Taiwan and Korea.

LPG

We market our entitlements of LPG produced from the Bass Strait and North West Shelf projects mainly through term contracts with domestic Australian wholesalers of LPG and international LPG end users. Some spot sales are made when LPG produced exceeds our term commitments.

Reserves

The table below details our oil, condensate, LPG and gas reserves, estimated at June 30, 2003, 2002, and 2001 with a reconciliation of the changes in each year. Our reserves have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves have been subjected to economic tests specified in Statement of Financial Accounting Standard 69 to demonstrate their commerciality under prices and costs existing at the time of the estimates. Our reserves include quantities of oil, condensate and LPG which will be produced under several production and risk sharing arrangements that involve us in upstream risks and rewards but do not transfer ownership of the products to us. At June 30, 2003, approximately 19% (2002: 17%, 2001: 14% ) of proved developed and undeveloped oil, condensate and LPG reserves, and nil amount (2002: nil, 2001: nil) of natural gas reserves are attributed to those arrangements. Our reserves also include volumes calculated by probabilistic aggregation of an area level for fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserve volumes, which may not be realised upon divestment on an individual property basis.

Proved Developed and Undeveloped Oil, Condensate and LPG Reserves(1)	Australia/Asia	Americas	Europe/Africa/ Middle East	Total
	(millions of barrels)
Reserves at June 30, 2000	438.3	28.6	90.1	557.0

Improved Recovery	0.4	—	—	0.4
Revisions to previous estimates	5.3	0.5	0.5	6.3
Extension, Discoveries and Other	4.4	67.6	74.1	146.1
Purchases and Sales	(0.9)	3.8	(18.3)	(15.4)
Production(2)	(70.7)	(4.2)	(12.2)	(87.1)

Total changes	(61.5)	67.7	44.1	50.3

Reserves at June 30, 2001	376.8	96.3	134.2	607.3

Improved Recovery	—	—	—	—
Revisions to previous estimates	12.1	3.2	(11.0)	4.3
Extension, Discoveries and Other	3.4	70.2	—	73.6
Purchases and Sales	—	—	—	—
Production(2)	(63.3)	(9.0)	(14.3)	(86.6)

Total changes	(47.8)	64.4	(25.3)	(8.7)

Reserves at June 30, 2002	329.0	160.7	108.9	598.6

Improved Recovery	0.0	0.0	0.1	0.1
Revisions to previous estimates	52.2	(12.2)	12.2	52.2
Extensions, Discoveries and Other	0.5	10.1	3.9	14.5
Purchases and sales	0.0	0.0	0.0	0.0
Production (2)	(55.1)	(6.6)	(11.7)	(73.4)

Total changes	(2.4)	(8.7)	4.5	(6.6)

Reserves at June 30 2003	326.6	152.0	113.4	592.0 (3)

Proved Developed Oil, Condensate and LPG Reserves	Australia/Asia	Americas	Europe/Africa/ Middle East	Total
	(millions of barrels)
Reserves at June 30, 2000	334.2	11.3	46.3	391.8
Reserves at June 30, 2001	268.6	9.4	40.9	318.9
Reserves at June 30, 2002	233.1	15.9	30.2	279.2
Reserves at June 30, 2003	227.8	9.9	24.5	262.2

(1)	In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.
(2)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(3)	Total proved oil, condensate and LPG reserves include 20.9 million barrels derived from probabilistic aggregation procedures.

Proved Developed and Undeveloped Natural Gas Reserves	Australia/Asia(1)	Americas	Europe/Africa/ Middle East	Total
	(billions of cubic feet)
Reserves at June 30, 2000	4,142.9	142.4	705.0	4,990.3

Improved Recovery	—	—	—	—
Revisions to previous estimates	72.8	(26.4)	(43.9)	2.5
Extension, Discoveries and Other	32.9	38.5	—	71.4
Purchases and Sales	—	6.1	—	6.1
Production(2)	(170.2)	(21.5)	(67.1)	(258.8)

Total changes	(64.5)	(3.3)	(111.0)	(178.8)

Reserves at June 30, 2001	4,078.4	139.1	594.0	4,811.5

Improved Recovery	—	—	—	—
Revisions to previous estimates	3.9	2.7	(35.8)	(29.2)
Extension, Discoveries and Other	605.9	37.3	—	643.2
Purchases and Sales	—	—	—	—
Production(2)	(187.4)	(25.1)	(69.0)	(281.5)

Total changes	422.4	14.9	(104.8)	332.5

Reserves at June 30, 2002	4,500.8	154.0	489.2	5,144.0 (3)

Improved Recovery	0.0	0.0	16.7	16.7
Revisions to previous estimates	404.1	4.9	(7.0)	402.0
Extensions, Discoveries and Other	188.9	10.2	0.0	199.1
Purchases and Sales	0.0	0.0	0.0	0.0
Production(2)	(189.2)	(21.8)	(79.9)	(290.9)

Total Changes	403.8	(6.7)	(70.2)	326.9

Reserves at June 30, 2003(3)	4,904.6	147.3	419.0	5,470.9

Proved Developed Gas Reserves	Australia/Asia	Americas	Europe/Africa/ Middle East	Total
	(billions of cubic feet)
Reserves at June 30, 2000	2,437.0	125.9	522.4	3,085.3
Reserves at June 30, 2001	2,303.2	84.6	550.2	2,938.0
Reserves at June 30, 2002	2,455.1	79.9	481.9	3,016.9
Reserves at June 30, 2003	2,560.4	64.8	397.1	3,022.3

(1)	Production for Australia includes gas sold as LNG.
(2)	Production for reserves differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(3)	Total proved natural gas reserves include 233.2 billion cubic feet derived from probabilistic aggregation procedures.

Production

The table below details our historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the three years ended June 30, 2003. We have shown volumes and tonnages of marketable production, after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	Year ended June 30,
	2003	2002	2001
Crude Oil and Condensate Production
(millions of barrels)
Australia/Asia	48.0	56.2	64.3
Americas	7.1	9.0	3.7
Europe/Africa/Middle East	10.8	13.3	11.1

Total	65.9	78.5	79.1

Natural Gas Production(1)
(billions of cubic feet)
Australia/Asia	126.4	126.0	115.5
Americas	20.6	25.2	21.3
Europe/Africa/Middle East	72.2	72.7	68.3

Total	219.2	223.9	205.1

Liquefied Natural Gas (LNG) Production(2)
(thousand tonnes)
Australia/Asia (leasehold production)	1,349	1,298.8	1,241.8

Liquefied Petroleum Gas (LPG) Production(3)
(thousand tonnes)
Australia/Asia (leasehold production)	644.2	612.0	582.1
Europe/Africa/Middle East (leasehold production)	98.9	85.6	91.5

Total	743.1	697.6	673.6

Ethane Production
(thousand tonnes)
Australia/Asia (leasehold production)	94.9	87.1	67.4
Average Sales Price
Oil and Condensate (US$ per barrel)(4)	28.14	22.58	29.39
Natural gas (US$ per thousand cubic feet)	2.21	1.84	1.73
Average Production Cost(5)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	8.01	5.83	8.19
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	3.55	2.38	2.48

(1)	Natural gas production figures exclude gas sold as LNG or ethane.
(2)	LNG consists primarily of liquefied methane.
(3)	LPG consists primarily of liquefied propane and butane.
(4)	Oil and condensate prices net of commodity hedging were US$28.14 for 2002-2003, US$22.58 for 2001-2002, and US$28.04 for 2000-2001.
(5)	Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties. The average production cost also include the foreign exchange affect of translating local currency denominated costs and indirect taxes into US$.

Regulatory and Fiscal Terms

Australia

Oil and natural gas belong to the government and rights to explore and produce oil and natural gas are granted by the relevant State, Territory or Commonwealth Government of Australia. The Commonwealth Government has legislative responsibility for Australian offshore petroleum exploration and production beyond the three-mile territorial sea limit, which encompasses the area of most relevance to us in Australia. Our operations in this area are governed by the Petroleum (Submerged Lands) Act 1967 (PSLA). Within the three-mile limit, petroleum operations are governed by the adjacent State or Northern Territory legislation that is similar to the PSLA. Most production licenses we hold in the North West Shelf, Bass Strait and Timor Sea regions have been issued under the PSLA.

An exploration permit authorises the holder to explore for, but not produce, petroleum in the area that is the subject of the permit. Offshore exploration permits are awarded based on either cash bidding or work program bidding for an initial period of six years. The holder of a permit granted under the work program bidding system is required to complete a minimum guaranteed dry-hole work program for the first three years of the permit and secondary work program for the subsequent three years. Under the cash bidding system, permits are awarded to the highest cash bidder and applicants are not required to submit exploration programs.

Exploration permits may be renewed for five-year periods in respect of half the number of blocks contained within the existing permit. A production license may be applied for after a discovery is made. It authorises the licensee to recover petroleum and explore for petroleum in the license area for a term of 21 years with rights of renewal for successive periods of 21 years.

The expiry dates of our existing production licenses in Australia are as follows:

License Name	Field	Expiry Date
VIC/L1-2	Barracouta, Whiptail, Tarwhine and Whiting	August 24, 2009
VIC/L3-4	Marlin, Batfish and Turrum	August 24, 2009
VIC/L5-6	Halibut, Mackerel, Yellowtail and Gudgeon	September 19, 2010
VIC/L7-8	KingfFish	September 19, 2010
VIC/L9	Tuna	July 12, 2016
VIC/L10	Snapper, Moonfish and Sweetlips	May 28, 2018
VIC/L11	Flounder	May 28, 2018
VIC/L13-14	Bream	December 15, 2006
VIC/L15-16	Dolphin	June 13, 2010
VIC/L17	Perch	June 13, 2010
VIC/L18	Seahorse	June 13, 2010
VIC/L19	West Fortescue	July 12, 2016
VIC/L20	Blackback/Terakihi	January 1, 2019
VIC/L22	Minerva	September 16,2023
WA-1-L to WA-6-L	North Rankin, Goodwin and Angel	September 29, 2022
WA-9-L	Wanaea and Cossack	April 11, 2012
WA-11-L	Wanaea	September 30, 2014
WA-16-L	Hermes and Lambert	September 11, 2018
AC/L5	Laminaria and Corallina	February 5, 2018
WA-18-L	Laminaria East	May 12, 2020
WA-10-L	Griffin, Chinook and Scindian	February 18, 2014

Secondary taxes – Australia

A petroleum resource rent tax applies to offshore areas, with the exception of the North West Shelf project. The North West Shelf project is subject to excise and royalty on oil production and royalty on LNG, domestic gas, LPG and condensate production.

The petroleum resource rent tax is assessed before company income tax and the amount of petroleum resource rent tax paid is a deduction for the purpose of calculating company income tax.

The petroleum resource rent tax is payable when project cash flows become positive, after taking into account all allowable exploration, development and operating costs, and after a stipulated return on the project has been achieved. Exploration expenditure has a stipulated return of 15% plus the Australian government long-term bond rate, and project expenditure has a stipulated return of 5% plus the long-term bond rate. The long-term bond rate for the year ended 30 June 2003 was 5.34%.

Americas

Our current operations in the Americas principally fall under three separate fiscal regimes, namely, the United States, Bolivia and Trinidad and Tobago. In the United States, operations are predominantly in Federal offshore waters in the Gulf of Mexico. Revenues from this area carry royalty interests of 16.67% in water depths up to 400 metres and 12.5% in water depths greater than 400 metres. In addition, a 35% tax rate is also levied on taxable income. The United States Outer Continental Shelf Deep Water Royalty Relief Act 1995 authorises the US Secretary of the Interior to offer certain deepwater outer continental shelf tracts in the central and western Gulf of Mexico for lease with suspension of royalties. In addition to automatic royalty relief, the government can also grant royalty reduction or elimination at its discretion if a project warrants.

The lease conditions for our existing production in the Gulf of Mexico are such that each lease shall continue from the effective date, for the initial period, and for so long thereafter as oil or gas is produced from the leased area.

In December 2000, the US Minerals Management Service granted royalty relief up to 87.5 million barrels of oil equivalent produced from the Typhoon field, subject to commodity price ceilings. The Boris field also qualifies for royalty relief.

In Bolivia, a tax-royalty regime provides for a two-tier government take: existing hydrocarbons (pre-April 30, 1996) 50%; and new hydrocarbons (post-April 30, 1996) 18%. Of the 50% take on existing hydrocarbons, 13% is available to be reduced by the payment of corporate income tax. Production from all fields is subject to a surtax of 25% that is applicable in certain situations. The corporate income tax rate is 25% and there is a remittance tax of 12.5% on repatriated funds.

In January 2003, the new government in Bolivia issued a new Supreme Decree that altered the prices received by producers of crude oil. Specifically, this introduced a new export parity price reduction of US$4.50 per barrel (up from US$1.60 per barrel) and also required the price received to be based on a lagging 365-day average rather than the average crude oil price for the month prior to the sale month.

In Trinidad and Tobago, the production sharing contracts allow the contractor to recover its cost from 35%, in the case of oil, or 50%, in the case of gas, of the revenue from production in Block 2(c), Block 2(ab) and Block 3(a). The remaining production is deemed to be “profit crude oil” or “profit natural gas” which is split between the Government and contractor according to a formula based on daily production levels and the respective oil or natural gas prices. The government’s share of “profit crude oil” ranges from 50% to 80% for Blocks 2(ab) and 2(c) and from 53% to 83% for Block 3(a) from which Trinidadian taxes are paid on behalf of the contractor. The government’s share of “profit natural gas” ranges from 50% to 65% for all three Blocks from which the Trinidadian taxes are paid on behalf of the contractor.

United Kingdom

In the United Kingdom, the Crown owns all petroleum under land, the territorial sea and the UK Continental Shelf. A license is required for exploration or production. The Secretary of State for Trade and Industry is empowered to grant licenses, on conditions approved by the Secretary, and has wide powers of regulation of all aspects of exploration and production. The UK corporate tax rate, applicable to offshore Petroleum production, is 40% (30% primary tax plus a surcharge of 10%).

The expiry dates of our existing production licenses in the United Kingdom are as follows:

License Name	Block	Field (s)	Expiry date
P.710	110/13a and 110/13b	Douglas, Douglas West, Hamilton, Hamilton North and Hamilton East	July 18, 2007
P.791	110/15b	Lennox	June 12, 2009
P.099	110/14b	Lennox and Hamilton East	June 8, 2016
P.276	9/9b	Bruce	April 11, 2015
P.209	9/8a	Bruce and Keith	March 15, 2018
P.090	9/9a	Bruce	November 24, 2011

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

The ROD production sharing contract allows the Contractor to recover its costs out of a maximum of 72.5% of the annual production of crude oil and natural gas liquids from the fields that are covered by the production sharing contract. The remaining production is split as between Sonatrach and the Contractor according to a formula based upon daily production levels.Sonatrach’s share of such production ranges from 56% to 78%, out of which Algerian taxes and royalty are paid on behalf of the Contractor, provided that the Contractor is not entitled to more than 49%, in aggregate, of the annual production of crude oil and natural gas liquids, except in calendar years 2004 and 2005. This may be adjusted in calendar year 2009.

With regard to Ohanet, the risk service contract provides that the Ohanet field shall be developed by the Contractor, the cost of which to be capped at approximately $US928 million (as may be adjusted). The Contractor is entitled to the reimbursement of the cost of development, operating costs and a level of remuneration set at 106.9% of the amount referred to above. These amounts are to be recovered out of a maximum of 49% of the annual production of LPG and condensate from the Ohanet field. Sonatrach is entitled to the remainder of the production, from which Algerian royalty and taxes are paid on behalf of the Contractor.

Aluminium

Our Aluminium Customer Sector Group is principally involved in the production of aluminium and alumina.

Hillside

We own the Hillside aluminium smelter, which we commissioned between July 1995 and June 1996. Hillside is located in Richards Bay, 200 kilometres north of Durban, KwaZulu-Natal, South Africa. Hillside currently produces approximately 530,000 tonnes of aluminium per year using the Aluminium Pechiney AP30 technology. In February 2002, our Board of Directors approved an increase in Hillside’s production capacity by adding a third (half-size) potline, which is expected to add a further 132,000 tonnes per annum of primary aluminium capacity. First metal production from the new potline facilities is now expected in the fourth quarter of 2003 with full production expected in the first quarter of calendar year 2004. Expenditure to date remains in line with the budgeted US$449 million.

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

The principal raw materials required for our aluminium production at Bayside are alumina, petroleum coke, liquid pitch and electricity. Our alumina is sourced approximately 50% from Worsley and 50% from Alcoa. We purchase approximately 70,000 tonnes per year of calcined petroleum coke from American suppliers and approximately 24,000 tonnes of liquid pitch each year from primarily Suprachem, a locally based manufacturer. We purchase our electricity from Eskom under a power supply agreement which links the cost of electricity to the aluminium price on the London Metal Exchange.

Mozal

We own a 47% interest in the Mozal aluminium smelter, which was commissioned in June 2000. The remaining interest in Mozal is owned by Mitsubishi, which owns a 25% interest, Industrial Development Company of South Africa Limited, which owns a 24% interest, and the government of Mozambique, which owns a 4% interest. The smelter is located in southern Mozambique, on the east coast of Southern Africa, 17 kilometres from Maputo. It is located approximately 5 kilometres from the nearest port facilities. The smelter uses the Aluminium Pechiney AP30 technology.

Mozal produced its first metal in June 2000 and has a nameplate design capacity of 250,000 tonnes per year. Our share of production for 2002-2003 was 134,000 tonnes. In June 2001 the joint venture approved an increase in Mozal’s production capacity by adding a second potline, effectively doubling Mozal’s production capacity. On 7 April 2003 the second potline cast first metal five months ahead of schedule. Final expansion costs are expected to be around US$665 million (US$313 million BHP Billiton share), well below the budget of US$860 million (US$405 million BHP Billiton share). The joint venture produces standard ingot. Based on our ownership interest, we are allocated 47% of Mozal’s total production. We export most of our share of Mozal’s production to Europe.

The principal raw materials required for the aluminium production operations at Mozal are alumina, petroleum coke, liquid pitch and electricity. We furnish approximately 480,000 tonnes of alumina per year to Mozal, which represents its entire alumina requirements. This amount will double to 960,000 tonnes of alumina per year when the second potline becomes fully operational. We purchase most of our petroleum coke requirements from American suppliers. The joint venture purchases its electricity from the South African grid from Motraco, a joint venture between Elecricidade de Mozambique, Eskom and the Swaziland Electricity Board, under a power supply agreement which in the first 12 years is at a fixed tariff and thereafter is linked to the aluminium price on the London Metal Exchange.

Worsley

We increased our interest in the Worsley joint venture from 30% to 86% in January 2001. The Worsley joint venture is an integrated bauxite mining and alumina refining operation located in Western Australia. The other participants in the venture are Nissho Iwai Alumina Pty. Limited, which owns a 4% interest, and Kobe Alumina Associates (Australia) Pty Limited, which owns a 10% interest. The refinery is located approximately 55 kilometres southwest of Bunbury and the bauxite mining operation is linked to the refinery via a 51 kilometres overland conveyor.

The mine produces approximately 11 million tonnes of bauxite per year from extensive near surface deposits. The venture operates its mine on a 2,600 square kilometre mining lease. The joint venture was granted an initial 21-year lease by the Government of Western Australia in 1983, with two 21-year renewal options. There is a possibility the joint venture may benefit from a third 21-year renewal under renegotiated terms. At current production rates, the venture expects the mining life of the reserves at Worsley to be approximately 30 years.

The refinery, utilising the Bayer process, currently produces approximately 3.2 million tonnes of alumina per year, having reached this design output in April 2001 following the completion of a major expansion. The joint venture produces mostly metallurgical grade alumina, which is used as feedstock for aluminium smelting. Our share of alumina production at the refinery is approximately 2.7 million tonnes per year. Our alumina is railed to a shared berth facility at the port of Bunbury, and dispatched from there by ship directly to end-use customers.

The principal raw materials required for alumina production at Worsley, apart from bauxite, are caustic soda, natural gas used for calcinations and steam generation and coal for the power station. We currently source our caustic soda requirements from the Middle East and Japan. Supply agreements are usually negotiated for periods of two to three years, with pricing reviewed on a six monthly basis linked to industry published data. The power and steam needed by the refinery is provided by a venture owned onsite coal fired power station and a non-venture owned onsite gas fired power station. Coal for the power station is supplied from the nearby Collie colliery under a medium term contract at competitive rates while natural gas is piped in from the northwest of Western Australia.

Suriname

On August 4, 2003 we announced the restructuring of our mining joint venture arrangements with Suriname Aluminium Company, L.L.C (Suralco). Under the new arrangement BHP Billiton Maatschappij Suriname manages all mining operations while Suralco continues to manage the alumina refining in the restructured 45% (BHP Billiton)—55% (AWAC) venture. The arrangement consists of two unincorporated joint ventures, covering respectively the bauxite exploration & mining and the alumina refining activities. The mining joint venture exploits the Lelydorp and Coermotibo deposits, carries out exploration work and new mine development for future bauxite supply. The mining joint venture produces metallurgical grade bauxite, which is processed by the refining joint venture’s alumina plant at Paranam.

The Lelydorp III mine, an open pit mine located in the coastal plain of Suriname, is situated approximately 25 kilometres south of Paramaribo and 17 kilometres west of the Paranam Refinery. The mine has a nominal production capacity of 2.25 million tonnes per annum.

The Coermotibo operations, a surface strip mine located 150 km east of the Paranam refinery produces 1.9 million tons of metallurgical grade bauxite ore per annum. The ore is hauled to the Coermotibo crushing and loading facility and subsequently barged to the Paranam refinery.

Exploration and Exploitation rights

We hold exploitation licenses with respect to the Para and Kankantrie deposits. These licenses were recently extended to 2026. Suralco holds exploitation licenses over the current Lelydorp III deposit as well as over the bauxite deposits in the Coermotibo operations. Suralco also holds exploitation licences over the Browns mountain, Nassau mountain and Lely mountain deposits in southern Suriname. These licenses expire in 2032. Furthermore, BHP Billiton and Suralco jointly hold the exploration license over the Bakhuis region in western Suriname. The rights over this 2780 km2 terrain were granted in August 2003 for a period of 2 years with options for extension.

All the above mentioned bauxite rights were made available to the new mining joint venture.

The deposits contained in the above exploitation rights of both companies are currently being evaluated to determine the economically most attractive bauxite feed to the Paranam refinery after depletion of the Coermotibo and Lelydorp III deposits by 2007.

Refining joint venture

The refining joint venture operates an alumina refinery and port facilities located at Paranam, at the Suriname River. Alumina exports take place from the Paranam port.

The refining joint venture’s alumina plant is a low temperature plant which uses standard Bayer plant technology. The refinery produces approximately 1.95 million tonnes of alumina per year. Our share was 879,000 tonnes in 2002-2003.

In August 2003, we, along with Suralco, approved the expansion of the refinery by 250 000 metric tonnes per year to a capacity upon completion of approximately 2.2 million metric tonnes per year. The US$ 85 million expansion is targeted to be complete by July 2005.

All alumina produced is exported to Europe. The refinery has three thermal generators, which provide the steam and electricity necessary for the process. The generators run on fuel oil supplied by the local state oil company. Caustic soda used in the refinery process is imported from the United States.

Alumar

The Alumar Consortium (Alumar) is an unincorporated joint venture comprised of an alumina refinery, an aluminium smelter and support facilities. We own a 46.3% interest in the aluminium smelter and Alcoa Aluminio S.A. (Alcoa) owns the remaining 53.7%. We own a 36% interest in the alumina refinery, an affiliate of Alcan Aluminium Limited (Alcan) owns 10%, Alcoa owns 35.1%, and Abalco S.A. (owned 60% by Alcoa and 40% by Alumina Limited) owns the remaining 18.9% . The alumina and aluminium plants are integrated, located in the industrial district of São Luís, the capital of the state of Maranhão, in northern Brazil.

Total annual smelter production, using Alcoa technology, is approximately 380,000 tonnes of aluminium per year. Alumina arrives by conveyor from the adjoining refinery and electricity generated at the Tucuruí hydroelectric dam arrives via two transmission lines. We purchase our electric power requirements from Central Elétricas do Norte (Electronorte) under a long- term contract that will expire in 2004. Most of the production is standard ingots, and we sell a quarter of our share of the ingots to domestic customers with the balance sold on the export market.

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

We own 14.8% of Mineraçao do Rio Norte S.A. (MRN), a Brazilian mining company jointly owned by affiliates of Alcoa, Alcan, Companhia Brasileira de Alumínio (CBA), Companhia Vale do Rio Doce (CVRD) and Norsk Hydro. MRN was incorporated and began its operations in 1967. MRN extracts, processes and supplies bauxite. We have long-term contracts with MRN to supply the Alumar refinery. In March 2000, the MRN board approved a US$220 million expansion of bauxite mining production from 11 million tonnes to 16.3 million tonnes per annum. The additional production started at the beginning of 2003. Currently, MRN has total ore reserves that would allow it to produce 16.3 million tonnes of bauxite per annum for approximately 8 years. The mine is actively pursuing an evaluation program of bauxite plateaus within the remaining lease area to establish the overall life of the project. MRN holds valid mining rights to all its reserves until exhaustion of the reserves.

During 2001-2002, we joined two consortia with the objective of participating in auctions being held by the Brazilian Electricity Regulatory Agency (ANEEL) for concessions to build and operate proposed Hydropower Plants. The first is made up of affiliates of Alcoa, CVRD, Votorantim and Camargo Correa Energia S.A. We own a 20.6% interest in this consortium. In 2001 the consortium won the auction for the Santa Isabel Baixa concession and later signed the concession contract. The Federal Environmental Agency (IBAMA) has declared the project not viable as presented, therefore the consortium has requested ANEEL to return the concession guarantees and to revoke the concession agreement.

Our partners in the second consortium are affiliates of Alcoa, CVRD, Tractebel and Camargo Correa Energia S.A. We own a 16.5% interest in this consortium. This consortium won the auction for the Estreito concession in July 2002 and the Estreito concession contract was signed in December 2002. We are awaiting further definition of requirements from IBAMA regarding environmental issues before the project can be progressed further. No further auctions are currently planned.

Valesul Aluminio SA

We own a 45.5% joint venture interest in Valesul Aluminio SA, an aluminium smelter located in Rio de Janeiro, Brazil. The balance is held by the CVRD group. The port of Sepetiba is less than 40 kilometres away and the Port of Rio de Janeiro is less than 60 kilometres away.

Valesul began production in 1981. It currently produces approximately 93,000 tonnes of aluminium per year based on P19 Reynolds technology. The Valesul cast house can supply a wide range of aluminium products for the extrusion, cable and automotive industries. The vast majority of alloys, ingots and billets are sold domestically to independent fabricators. A small portion is exported. With respect to required raw materials, alumina arrives by ship while petroleum coke and liquid pitch arrive by truck. Valesul owns four small hydroelectric stations and has an 8% effective participation in the Maesa hydroelectric consortium which operates the Machadinho hydroelectric plant. Since Machadinho reached full operation in July 2002, Valesul only draws power from the grid during the off-peak period.

Reserves and Production

The table below details our bauxite-ore reserves in metric tonnes, and are presented in 100% terms as estimated at June 30, 2003.

	Proved Ore Reserve(1)(2)(3)(4)(7)		Probable Ore Reserve(1)(2)(3)(4)		Total Ore Reserve		BHP Billiton Interest %
Deposit	Tonnes (millions)	Grade %Alumina	Tonnes (millions)	Grade %Alumina	Tonnes (millions)	Grade %Alumina
Australia(5)Worsley	314	30.7	12	30.9	326	30.7	86
Suriname(5)Lelydorp	9.3	52.5	—	—	9.3	52.5	76
Brazil(6)
MRN Crude	171	—	—	—	171	—	14.8
MRN Washed	122	50.5	—	—	122	50.5	14.8

(1)	Mine dilution and recovery are included in the reserve statements for each deposit.
(2)	Alumina as available alumina.
(3)	Approximate drill hole spacings used to classify the reserves are:

	Proven Ore Reserves	Probable Ore Reserves
Worsley	100m or less grid spacing	200m or less grid spacing

Lelydorp	61m x 61m	No reserve quoted in this category

MRN	200m grid spacing or less with mining and metallurgical characterisation (test pit/bulk sample) plus a reliable suite of chemical and size distribution data	No reserve quoted in this category

(4)	Third party reserve audits have not been conducted on our reserves for the purposes of this annual report.
(5)	Worsley Alumina Pty Ltd (Worsley) and Lelydorp reserve tonnages are quoted on a dry basis. Note that our interest in the Lelydorp operation has, subsequent to June 30, 2003, dropped to 45% in exchange for a 45% interest in the Moengo-Coermotibo operation as discussed in the Aluminium description of business.
(6)	Mineracao Rio de Norte washed reserve tonnages and grades are quoted on a nominal 5% moisture content basis.
(7)	Aluminium price used to test the economic viability of the ore reserves is US$1,426 per tonne.

The table below details our alumina and aluminium production for the three years ended June 30, 2003. Production data shown is our share unless otherwise stated.

	BHP Billiton Group Interest	BHP Billiton Group Share of Production
		Year ended June 30,
		2003	2002	2001
		(thousands of tonnes)
Alumina(1)
- Worsley(2)	86%	2,742	2,696	1,632
- Suriname	45%	879	850	852
- Alumar	36%	471	396	454

Total		4,092	3,942	2,938

Aluminium(1)
- Hillside	100%	534	502	498
- Bayside	100%	185	174	178
- Mozal(3)	47%	134	127	93
- Alumar	46.3%	178	152	172
- Valesul	45.5%	43	37	43

Total		1,074	992	984

(1)	These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001.
(2)	Our interest in Worsley increased from 30% to 86% effective January 2001.
(3)	Mozal produced its first metal in June 2000 and achieved full commissioning of its 250,000 tonnes per annum capacity in December 2000.

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

South African Mining Charter

For a discussion of the South African mining charter refer to the discussion in relation to “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter”.

Market Conditions

The aluminium market remained weak in 2002-2003, reflecting the ongoing market surplus. Concerns about the rate of new smelter capacity additions weighed on market sentiment, despite the recovery in global demand from the weak levels in calendar year 2002. Involuntary smelter closures due to high power prices or low power availability, a shortage of aluminium scrap in the US and strong Chinese domestic consumption have combined to improve market prospects.

The smelter grade alumina market recovered strongly. The spot free-on-board alumina price more than doubled from $140/t at the end of calendar year 2002 to $300/t by mid calendar year 2003. This development mainly reflects increased demand due to large smelter capacity additions in China and elsewhere. Spot alumina sales account for about 20% of the third party market with the bulk of sales being tied up in long-term contracts. With industry utilisation at historically high levels, and large ongoing expansion in smelting capacity, the prospects for alumina appear sound.

The diverging prospects for aluminium and alumina reflect their different industry structures and underlying economics.

Base metals

Our Base Metals Customer Sector Group is comprised of our assets and interests in copper, silver, lead, zinc and gold. We provide base metals concentrates to smelters worldwide and copper cathodes to rod and brass mills and casting plants.

Copper

We are one of the world’s top four producers of copper. The Escondida copper mine in northern Chile is the world’s largest and one of the lowest-cost sources of copper. Our other key Base Metals assets include the Cerro Colorado copper mine in northern Chile, the Tintaya copper mine and Antamina copper and zinc operations in Peru, and the Cannington silver, lead and zinc mine in Australia. We also have a number of greenfield and brownfield expansion opportunities.

In December 2002, we announced that we would continue our program of demand-based production in the Base Metals Group originally announced in November 2001. During calendar year 2003, we will target an annualised production rate of 1.05 million tonnes of copper at our Escondida mine (150,000 tonnes of cathode and 900,000 tonnes of copper contained in concentrate), and 34,000 tonnes of cathode at our Tintaya mine. Installed capacity at Escondida is 1.25 million tonnes per annum and capacity at Tintaya is 124,000 tonnes per annum. The decision for an orderly return to full production at Tintaya was approved in August 2003.

Escondida

We hold a 57.5% interest in Escondida, an open-pit copper mine accessible by road and located in northern Chile’s Atacama Desert, at an altitude of approximately 3,100 metres, 160 kilometres southeast of the port city of Antofagasta. The other owners are affiliates of Rio Tinto plc, which hold a 30% interest, JECO, which holds a 10% interest, (Mitsubishi Corporation, 7%, Mitsubishi Materials Corporation, 1%, Nippon Mining and Metals Company Limited, 2%), and the International Finance Corporation, which holds a 2.5% interest.

Escondida has committed its forecast annual copper concentrate production under long-term sales contracts ranging in duration from 5 to 10 years. Expiration of these contracts varies, with the earliest being at the end of calendar year 2003 and the latest in 2012. Forecast production is fully committed (though not 100% priced) through to the end of calendar year 2004, under long-term contract arrangements. Approximately 70% of annual cathode production is sold under annual contracts to end-users and traders located primarily in Europe, the Far East and Brazil and the remainder of production is sold on a spot basis.

Original construction of the operation was completed in 1990 at a cost of US$836 million and the project has since undergone three phases of expansions at an additional cost of US$1,181 million plus US$451 million for the construction of an oxide plant. The operation has two conventional processing streams, with high quality copper concentrate being extracted from sulphide ore through a flotation extraction process and pure copper cathode obtained in a plant applying leaching and subsequent solvent extraction and electro-winning to oxide ores. An open pit mine services both operations, with a current total movement of approximately 350 million tonnes of material each year, while dedicated pipeline and port facilities as well as a private railway are used to transport output.

In the past, Escondida’s annual production has exceeded 890,000 tonnes of copper contained in concentrate and cathode. Based on a current ore feed grade of 1.55% of contained copper, the existing mine equipment and mill facilities are expected to produce 2.9 million tonnes of concentrate in 2003–2004, containing approximately 1.05 million tonnes of copper. The oxide leach plant, commissioned in December 1998, and debottlenecked in 2001, has an annual capacity of 150,000 tonnes of copper cathode.

As a result of a projected reduction in ore grades, annual copper production in concentrate was expected to decrease to below 600,000 tonnes. In November 2000, the owners of Escondida therefore approved the Phase IV Expansion Project. The project offsets the decrease and increases production capacity of the operation to over 1 million tonnes of copper contained in concentrate. Development works for the project commenced in late 2000. The Phase IV expansion was completed at a total cost of US$944 million during fiscal year 2003.

The Phase IV Expansion Project consists of the following equipment and facilities, some of which have been integrated into the existing operations:

•	a new in-pit ore crusher and conveyor to a new concentrator, which is expanding concentrating capacity by 110,000 tonnes per day to 230,000 tonnes per day;

•	a new concentrate slurry pipeline from the new concentrator to the existing concentrator and refurbishment of an existing pipeline to the port at Coloso;

•	additional concentrate filtration and storage capacity at Coloso;

•	increases to the mining fleet to conduct the mining and related materials movements necessary to supply ore feed to the new Phase IV plant;

•	modifications to the Coloso port facilities; and

•	a new tailings disposal site.

The estimated remaining mine life after the completion of the Phase IV Expansion Project is in excess of 20 years.

The owners of Escondida approved the Escondida Norte expansion in June 2003. An investment of US$400 million will be required to bring Escondida Norte mine into production. This will include the cost of pre-mine waste removal, the mining equipment fleet, all required infrastructure and owners’ cost.

Escondida is a large porphyry copper deposit with current mine dimensions of 2.2 kilometres in an east-west direction, 3.2 kilometres in a north-south direction and a depth of 464 metres. The ultimate pit limits are estimated to be 3.5 kilometres by 4.8 kilometres, with a depth of 750 metres.

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

On November 8, 2001, Escondida announced its decision to temporarily reduce copper production at Escondida by 80,000 tonnes per annum, effective as of that date. This decision was taken in response to the significant fall in demand for copper, arising from unfavourable global economic conditions. In May 2002, Escondida decided to continue these cuts in production until the end of 2002. In December 2002, it was announced that Escondida will operate at a production level of 1.05 million tonnes of copper during calendar year 2003, approximately 200,000 tonnes below its installed production capacity of 1.25 million tonnes. This is being achieved through the combination of mining lower grade ores and balancing maintenance shutdowns in the older Los Colorados concentrator facility, with a steady ramp up of the Phase IV Expansion facilities, which include mine infrastructure and equipment, tailings and concentrate handling systems, as well as the new Laguna Seca concentrator.

Tintaya

Tintaya is an open-pit copper mine located in the Andes at an altitude of approximately 4,000 metres in southern Peru. We hold a 99.9% interest in Tintaya and the remaining interest is held by Peruvian shareholders. The mine site is accessible by road and is located near a public daylight airstrip that we maintain. The deposit is a copper gold skarn system associated with a low-grade porphyry copper body and is approximately 3 kilometres long by 2.5 kilometres wide. We hold mining rights over 3,600 hectares and surface rights over 4,097 hectares on which the Tintaya mine and operations are located. These rights can be held indefinitely. Mine operations consist of conventional truck and shovel operations from multiple pit locations. Electricity for the Tintaya operations is sourced from the Peruvian power grid and supplied under contract with two Peruvian power companies.

Production commenced in 1984 and currently consists of a conventional flotation extraction process producing copper in concentrate from sulphide ore. Tintaya’s total annual production capacity is 90,000 tonnes of copper contained in concentrate along with gold and silver credits. An acid leach plant for oxide ore commenced commercial operation in June 2002 and is designed to produce 34,000 tonnes of copper cathode per year. This plant will increase production to 40,000 tonnes of copper cathode per year. We expect annual production to remain stable until 2010 and then decrease as sulphide ore mining ceases and low grade stockpiles are processed to the end of the life of the mine, which we estimate will be in 2012-2014. As part of our work to improve mining operation efficiencies, we have moved the majority of the Robinson Mine equipment fleet to Tintaya. This equipment is now assembled at Tintaya replacing the old mining fleet.

In January 2002, we temporarily curtailed all copper concentrate production at Tintaya. This decision was taken in response to the fall in demand for copper, arising from unfavourable global economic conditions. This decision was reviewed in April 2002 and again in July and August 2003. The decision for an orderly return to full production was approved by BHP Billiton management in August 2003 and production will commence during September 2003, but sales of concentrate are not expected to be made for several months. Normal operation of the oxide leach plant is continuing as planned.

All copper cathode production is committed for sale to BHP Billiton Marketing AG (BMAG), a marketing and sales company, which is one of our subsidiaries.

Cerro Colorado

Cerro Colorado is a wholly owned open-pit copper mine located in the Atacama Desert at an altitude of 2,600 metres, approximately 125 kilometres by road, east of Iquique, Chile. Cerro Colorado holds mineral rights over 16,664 hectares and surface rights over approximately 1,305 hectares on which the plant is located. These rights can be held indefinitely.

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

Construction of the facilities was completed in 1994 at a total cost of US$287 million and commercial production commenced in June 1994. An expansion of annual production capacity to 60,000 tonnes was completed in 1995 at a cost of US$49 million and in 1998, a second expansion of Cerro Colorado was completed, at a cost of US$214 million increasing the mine’s annual production to a nominal 100,000 tonnes of refined copper.

The Cerro Colorado deposit is approximately 2 kilometres long east-west and 1.5 kilometres wide north-south. Two main zones are present. Mineralisation is from 50 metres to 250 metres thick and is covered with 50 metres to 150 metres of leached cap and post-mineral rocks. The east deposit contains multiple layers of oxide and sulphide mineralisation with complex shapes. The west deposit generally consists of one oxide layer overlying one sulphide layer, but locally exhibits some of the complexities present in the east deposit.

We are implementing plant modifications at Cerro Colorado which include increases in the mine’s crushing capacity, leach pad area and mine fleet in order to maintain annual production capacity at a level of 120,000 tonnes per year for the next five years. With these modifications, we estimate that the remaining mine life will be 13 years.

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

Alumbrera

On March 26, 2003 we announced the sale of our 25% stake in Minera Alumbrera to Wheaton River Minerals Ltd. for a purchase price of US$180 million. Subsequently, Northern Orion Resources Inc. agreed with Wheaton River to purchase half of the stake essentially under the same previously agreed terms with Wheaton. US$125 million of the purchase price was received on the closing date, June 24, 2003. Payment of US$55 million of the purchase price has been deferred by Wheaton (US$ 25 million) and by Northern Orion (US$ 30 million) up to May 30, 2005. The deferred payments bear interest, and are secured by the interests in Minera Alumbrera acquired by Wheaton and Northern Orion.

Highland Valley Copper

We own a 33.6% interest in Highland Valley Copper, a partnership with Teck Cominco Limited and its subsidiary, which hold a 61.4% interest, and Highmont Mining Company, which holds a 5% interest in the venture. We share management responsibility of the venture equally with Teck Cominco. Although the partnership was formed in 1986, with Highmont joining in 1988, production from the Lornex pit commenced in 1972.

The Highland Valley venture holds and operates large scale, open-pit copper-molybdenum mining and milling operations in the Highland Valley area near Logan Lake, British Colombia, Canada. These mining and milling operations produce copper and molybdenum in concentrates. The operation is accessible by highway and is located approximately 80 kilometres southwest of Kamloops and 200 kilometres northeast of Vancouver. The mine operates throughout the year. B.C. Hydro supplies power to the operations through a 138-kilovolt line. The venture’s property interests consist of mineral claims and leases, government grants and some properties in fee simple. Included in these property interests are 33,128 hectares of mineral rights and 2,698 hectares of surface rights. These rights can be held indefinitely.

Facilities include the Highland mill and the Lornex and Valley open-pit mines, which are adjacent to the concentrator. The Lornex pit is approximately 2.5 kilometres long and 1.5 kilometres wide and contains mainly chalcopyrite ore. The Valley pit is round in shape and approximately 2 kilometres in diametre. It contains mainly bornite ore. Both deposits are porphyry type. The mill uses semi-autogenous grinding and conventional flotation and has a nominal milling capacity of 120,000 tonnes per day. The venture transports crushed ore from the Valley mine, which comprises approximately 89% of the mill feed, via two 6,000 tonne per hour inclined conveyor belt systems. Two 60 x 89 gyratory semi-mobile crushers, located in the pit, feed the inclined conveyors. Ore from the Lornex mine is trucked to a third fixed gyratory crusher and conveyor system. The three conveyor systems are integrated to allow blending of ore to three mill stockpiles. The venture expects to remain in production into 2009.

The venture sells more than 75% of its production under long-term contracts. The remaining terms of these contracts range from approximately two to six years. The venture sells the remaining production on a spot basis. Contract prices are based on the monthly average London Metal Exchange cash settlement price, generally three months after delivery.

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

Spence

In January 1997, we announced the discovery of the Spence copper deposit in northern Chile. We hold 100% of the mineral rights in approximately 26,000 hectares and surface rights in approximately 16,000 hectares.

We conducted a feasibility study to develop a project for an open pit mine with facilities capable of processing approximately 50,000 tonnes per day of ore through a combination of chemical and bio-leaching processes to produce 200,000 tonnes per year of electrowon copper cathode. A feasibility study independent peer review was conducted during August 2002. This review focused on the technical core of the Spence project. Further study work has been commenced to ensure that recent advances that have proven successful in other operations are incorporated in the project. A revised feasibility study will be produced and reviewed by the end financial year 2004, prior to submission to our Board for approval.

North American copper assets

Our North American copper assets, other than Highland Valley Copper described above, the Selbaie mine described below and the San Manuel Mine which is in closure, continue on care and maintenance while producing a minor amount of cathode copper at some locations for a transitional period while various alternatives are evaluated.

In June 1999, we announced the cessation of these North American copper operations would occur in the August quarter of 1999 and recorded a charge to profit of A$1,800 million (no tax effect) for asset writedowns (net of estimated realisation values attributed to the remaining assets) and provisions. The provisions relate mainly to site remediation, which will take place over a significant number of years, together with provisions for other closure costs.

Formal closure plans are being developed and are planned to be submitted in accordance with local regulatory timetables. We expect that the expenditure will be incurred after the closure plans have been approved. Approval is anticipated in the next 2-4 years.

In January 2002, we announced the closure of the San Manuel mining facilities and we are currently in the process of closing such facilities.

Copper-Zinc

Antamina

The Antamina copper-zinc deposit is owned by Compania Minera Antamina S.A., in which we hold a 33.75% interest. Noranda Inc. holds a 33.75% interest, Teck Cominco Limited holds a 22.5% interest and Mitsubishi Corporation holds the remaining 10% interest. The deposit was previously owned by Empresa Minera del Centro del Peru S.A. and was auctioned by CEPRI-Centromin, an agency of the Peruvian Government. The deposit is located in the Peruvian Andes at an altitude of 4,300 metres, approximately 270 kilometres north of Lima, Peru.

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

In June 1999, the project company signed definitive documentation with a group of lenders for US$1.32 billion of project financing. Substantially all the assets of the project company have been pledged to the lenders as security for the loans. The project achieved commercial production in October 2001. On July 1, 2003 the project met its financial completion requirements with respect to its project financing and the loans are non-recourse.

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

The Antamina deposit is a large copper skarn with zinc, silver, molybdenum and bismuth mineralisation. It has a southwest to northeast strike length of more than 2,500 metres and a width of up to 1,000 metres. The deposit sits at the bottom of a U-shaped glacial valley surrounded by limestone ridges.

Power to the mine site is being supplied under long-term contracts with individual power producers through a 58-kilometre, 220 kilovolt transmission line constructed by the project company, which is connected to the Peru national energy grid. In late 2002, an additional third party owned transmission line was connected to the projects substation, significantly increasing power supply reliability.

The project company has entered into 19 long-term copper and zinc concentrate sales contracts with 16 smelting companies, which, in aggregate, cover approximately 75% of the project’s expected annual production. All but two of the contracts are for terms extending to 2012 or 2013. The balance of production is expected to be sold on an annual or spot basis.

The Antamina project achieved mechanical completion in May 2001. The principal project facilities include a 115-kilometre access road, a truck-shovel pit operation, a 70,000 tonnes per day concentrator, a 300-kilometre concentrate pipeline with a single stage pumping station to transport concentrates in slurry form from the mine to the de-watering, drying, and port facilities at Huarmey, and housing for operating employees and their families in the City of Huaraz, located approximately 200 kilometres by road from the mine.

Selbaie

The wholly-owned Selbaie open-pit mine is situated 250 kilometres north of Rouyn-Noranda in northwestern Quebec, Canada. Selbaie produces zinc and copper concentrates by means of conventional flotation, with gold and silver as by-products in the copper concentrate. Nominal capacity at Selbaie is 11,000 tonnes per day (or 4 million tonnes per year), and mill throughput is 11,000 tonnes per day (or 4 million tonnes per year). Power is supplied by Hydro-Quebec. The estimated remaining mine life is 7 months and is essentially based on stockpiled ore production. Open pit mining has ceased operation in October 2002. Leases at Selbaie are renewable as and when they expire. The most recent renewal extends to 2012.

Silver, Lead and Zinc

Cannington

Cannington is a mining and concentrating facility that is 100% owned and operated by us, and is the world’s largest single mine producer of both silver and lead. The Cannington silver, lead and zinc deposit is located in northwest Queensland, Australia, and is accessible by sealed road 300 kilometres southeast of Mount Isa. The Cannington deposit is entirely contained within mining leases granted to us in 1994 and which expire in 2029. The deposit consists of a shallow, low grade northern zone and a deeper, higher grade and more extensive southern zone. The southern zone contains a broadly zoned and faulted sequence of silver-lead-zinc, zinc and silver-lead lodes.

We use transverse, long hole open stoping for the extraction of the main, thicker, hanging wall orebodies of the deposit and we use predominantly new Tamrock underground mining equipment. Production commenced in October 1997. Underground mine production for the year ended June 30, 2003 was 2.39 million tonnes. The annual production reflected the benefits of the mine optimisation, which had been undertaken during the year. Work also continued during the year to improve mill throughput and increase metal recovery, and we are continuing an ongoing program of mill improvement. Nominal capacity was 1.5 million tonnes per annum at the time of commissioning. A total of 531,169 wet metric tonnes of concentrate were shipped from the Townsville port facility or sold within Queensland during the year ended June 30, 2003. A power station, comprising 19 x 1.03MW gas –fired and 4 x 1.4MW diesel-fired engines located at Cannington is operated under contract to supply power solely to Cannington.

The Cannington Growth project was approved in February 2003. This project will allow Cannington to improve recoveries, mine the Northern Zone ore body and sustain production at 2.4 million tonnes per annum.

Approximately 90% of Cannington’s lead and zinc concentrate production for the year ending June 30, 2004, is fully committed under long-term contracts with smelters in Australia, Korea, Japan and Europe with the balance being allocated to the spot market.

The reserve as currently stated along with non-reserve mineralisation is expected to support a remaining mine life of approximately 13 years.

Surface exploration is continuing on a number of geophysical and geochemical anomalies in the mine lease area.

Zinc-Lead

Pering

The wholly-owned Pering mine is a zinc mine producing lead as a by-product. The mine is situated in the Northwest Province of South Africa. The ore minerals are sphalerite and galena, both of which are associated with zinc and lead non-sulphide minerals in varying proportions and are generally fine grained. The operation comprised conventional open-pit, shovel and truck mining. Crushing and ball mill comminution was followed by conventional flotation. After filtering and air drying, the concentrates were transported by rail and road and sold to two smelters in South Africa. Pering had a nominal production capacity of 1.2 million dry metric tonnes per year. Pering owns the mineral rights, and therefore it does not have mineral leases. In June 2002, we announced that we would be closing Pering when the economically mineable reserve was depleted. Mining ceased on November 30, 2002. The mill was stopped in February 2003. The closure plan is being finalised and prepared for approval.

Uranium

In June 2002, we announced the sale of our Smith Ranch uranium mine, subject to approval by various regulatory authorities, to Cameco Corporation of Canada. That sale was completed in July 2002. The operating phase of the remaining parts of Rio Algom Mining (RAM), our wholly-owned subsidiary, namely the Ambrosia Lake and Lisbon facilities, has ceased and RAM is now in the final reclamation and remediation phase of the mine closure program for each facility. Both facilities consisted of mining and processing of uranium to produce uranium oxide for sale to the nuclear electricity generating industry. The Ambrosia Lake facility is located approximately 32 kilometres north of Grants, New Mexico and the Lisbon facility is located approximately 48 kilometres southeast of Moab, Utah.

Reserves and Production

The table below details our copper, zinc, silver, gold, molybdenum and lead reserves in metric tonnes, and are presented in 100% terms as estimated at June 30, 2003.

Base Metals(1)(2)(3)(4)(9)		Proved Ore Reserve						Probable Ore Reserve				Total Ore Reserves				BHP Billiton Group Interest%
Deposit	Ore type	Tonnes (millions)	Grade					Tonnes (millions)	Grade			Tonnes (millions)	Grade
Copper			% TCu	(5)	% SCu	(5)	g/t Au		% TCu	% SCu	g/t Au		% TCu	% SCu	g/t Au
Escondida	Sulphide	672	1.46		—		—	704	1.04	—	—	1,376	1.25	—	—	57.5
	Low grade float	114	0.62		—		—	240	0.62	—	—	354	0.62	—	—	57.5
	Mixed	—	—		—		—	33	1.36	0.42	—	33	1.36	0.42	—	57.5
	Oxide	137	—		0.78		—	36	—	0.59	—	173	—	0.74	—	57.5
Escondida Norte (6)	Sulphide	84	1.84		—		—	417	1.35	—	—	502	1.44	—	—	57.5
	Low grade float	—	—		—		—	95	0.61	—	—	95	0.61	—	—	57.5
	Oxide	—	—		—		—	117	—	0.77	—	117	—	0.77	—	57.5
Tintaya(7)	Sulphide	31.9	1.30		—		0.24	31.4	1.45	—	0.18	63.3	1.38	—	0.21	99.9
	Oxide	5.0	1.51		1.29		—	31.6	1.58	1.18	—	36.6	1.57	1.20	—	99.9
Cerro Colorado(8)	Oxide	16	0.57		0.40		—	117	0.74	0.59	—	133	0.74	0.58	—	100
	Sulphide	19	1.02		0.12		—	55	0.84	0.11	—	74	0.88	0.11	—	100
			% TCu		% Mo				%TCu	% Mo			%TCu	% Mo
Highland Valley	Sulphide	224	0.42		0.007		—	50	0.42	0.006	—	274	0.42	0.007	—	33.6
Copper – Zinc			% TCu		% Zn		g/t Ag		%TCu	% Zn	g/t Ag		%TCu	% Zn	g/t Ag
Antamina	Sulphide	278	1.27		1.02		14.2	233	1.16	0.93	13.1	511	1.22	0.98	13.7	33.75
			g/t Au		g/t Ag		% TCu		g/t Au	g/t Ag	% TCu		g/t Au	g/t Ag	% TCu
Selbaie	Sulphide Stockpile	2.1	0.25		22		0.27	—	—	—	—	2.1	0.25	22	0.27	100
Silver Lead Zinc			g/t Ag		% Pb		%Zn		g/t Ag	% Pb	%Zn		g/t Ag	% Pb	%Zn
Cannington	Sulphide	15	492		10.85		4.15	8.2	462	10.87	3.74	23.2	482	10.9	4.0	100

(1)	All reserves quoted are diluted and include mining recovery.
(2)	Metallurgical recoveries for the operations are:

	% Metallurgical Recovery
	TCu	SCu	Zn	Pb	Ag	Au	Mo
Escondida Sulphide	81 - 86		—	—	—	—	—
Escondida low grade float	81
Escondida oxide		88
Escondida mixed	39
Escondida Norte Sulphide	80 – 87
Escondida Norte Oxide		85
Tintaya Sulphide	77 - 90.5		—	—	59.4	66.3	—
Tintaya Oxide		78
Cerro Colorado	82.5	82.5	—	—	—	—	—
Highland Valley	89.0	—	—	—	—	—	50
Antamina	88.5 – 95.1	—	0 – 86.4	—	65 – 90	—	0-70
Selbaie	79.5	—	75.5	—	9.9 - 50.4	62.2	—
Cannington	—	—	Ave. 72	Ave. 89	Ave. 89	—	—

(3)	Approximate drill hole spacings used to classify the reserves are:

	Proven Ore Reserves	Probable Ore Reserves
Escondida	70 x 70m Sulphide, 65 x 65 LG float, 75 x 75m Mixed, 65 x 65m oxide	105x105m Sulphide, 140x140 LG float, 80 x 80m Mixed, 85 x 85m oxide
Escondida Norte	50 x 50m to 55 x 55m depending on geological domain and ore type	60 x 60m to 820 x 280m depending on geological domain and ore type
Tintaya Sulphide	18m in Chabuca area; 25m elsewhere	37m in Chabuca area; 50m elsewhere
Cerro Colorado	35m grid spacing	75m to 100m grid spacing
Highland Valley	Overall 111.1m spacing	Overall 124.2m spacing
Antamina	3 holes within 55m and closest within 40m	Variable between domains , approximately 2 to 3 holes within 55m to 110m and closest within 25m to 55m
Selbaie	All ore reserves now contained in a stockpile	All ore reserves are now measured
Cannington	12.5m x 15m spacing or less	25m x 25m spacing

(4)	A third party reserve audit was conducted by AMEC in calendar 2003 on the Tintaya Sulphide and Oxide reserves. Third party audits have not been conducted on the other base metal reserves for the purposes of this annual report.
(5)	%TCu means percent total copper and %SCu means percent soluble copper.
(6)	The final feasibility study of Escondida Norte was approved by BHP Billiton and its partners in June 2003 as part of the Escondida strategy to maintain copper production capacity in future years. Development costs are estimated at US$ 400 million, which include pre-mine development, new mining equipment, a primary crusher with an overland conveyor, and maintenance and operating support facilities. Pre-mine activities are programed to start in September 2003 and copper production from the Escondida Norte deposit is scheduled for the fourth quarter of calendar 2005.
(7)	Tintaya sulphide production was temporarily halted in November 2001 as a reaction to oversupply in the global copper market, and the oxide operation was commissioned during the year. Tintaya Sulphide production is being restarted during September 2003.
(8)	Following the completion of approximately 18,000 metres of additional drilling, Cerro Colarado has recently completed an updated mineral resource model which has resulted in an approximate 6% increase in the Proven and Probable Ore Reserves (over those included in the table), which will extend the expected mine life by approximately one year to 13 years.
(9)	Prices for the screen – traded metals used for ore reserves estimation are based on “current economics” defined as an average of the spot price over the last three years, including copper US$0.74 per pound, zinc US$0.41 per pound, lead US$0.21 per pound, silver US$4.63 per troy ounce and gold US$292 per troy ounce.

The table below sets forth the BHP Billiton Group copper, gold, silver, lead, molybdenum, uranium and zinc production for the three years ended June 30, 2003. Production data shown is the BHP Billiton Group share unless otherwise stated.

	June 30, 2003 BHP Billiton Group interest %	BHP Billiton Group Share of Production(1)
		Year ended June 30,
		2003	2002	2001
Copper (‘000 tonnes)
Escondida (Chile)	57.5	497.6	425.6	486.1
Tintaya (Peru)(2)	99.9	35.4	46.2	84.9
Cerro Colorado (Chile)(4)	100	131.1	130.8	96.7
Alumbrera (Argentina)(4)	0	34.4	48.5	32.6
Highland Valley (Canada)(4)	33.6	56.2	62.1	44.9
Antamina (Peru)(4)	33.75	96.9	81.9	—
Selbaie (Canada)(4)(5)	100	8.3	10.2	12.8
Ok Tedi (Papua New Guinea)(6)	—	—	—	216.1
North American Copper(7)	100	10.6	19.1	26.7

Total		870.5	824.3	1,000.8

Gold (‘000 ounces)
Escondida (Chile)	57.5	64.1	52.3	49.6
Tintaya (Peru)(2)	99.9	0.0	22.3	24.4
Alumbrera (Argentina)(4)	0	121.3	185.4	106.3
Selbaie (Canada)(4)(5)	100	17.8	22.2	38.6
Highland Valley (Canada)(4)	33.6	4.7	4.8	—
Ok Tedi (Papua New Guinea)(6)	—	—	—	521.1

Total		207.9	287.0	740.0

Silver (‘000 ounces)
Cannington (Australia)(8)	100	34,872	35,963	29,488
Antamina (Peru)(4)	33.75	2,227	1,719	—
Alumbrera (Argentina)(4)	0	200	237	145
Highland Valley (Canada)(4)	33.6	604	709	545
Escondida (Chile)	57.5	1,700	1,257	1,391
Selbaie (Canada)(4)(5)	100	1,525	2,073	1,550

Total		41,128	41,958	33,119

Lead (‘000 tonnes)
Cannington (Australia)(8)	100	237.4	231.8	200.3
Pering (South Africa)	100	2.6	4.3	5.9

Total		240.0	236.1	206.2

Zinc (‘000 tonnes)
Cannington (Australia)(8)	100	63.9	58.9	64.2
Antamina (Peru)(4)	33.75	82.7	48.3	—
Selbaie (Canada)(4)(5)	100	30.2	34.2	36.6
Pering (South Africa)(4)	100	17.1	21.1	20.9

Total		193.9	162.5	121.7

Molybdenum (‘000 tonnes)
Highland Valley (Canada)(4)	33.6	1.0	0.7	0.4

Uranium (‘000 pounds)
Rio Algom Mining(3)(4)	100	54	974	1,238

Notes to the minerals production tables

(1)	Mine production figures for minerals refer to the total quantity of payable metal produced.
(2)	The decrease in production from 2002 to 2003 was attributable to the temporary suspension of sulphide operations at Tintaya in January 2002.

(3)	In July 2002, we completed the sale of our Smith Ranch uranium mine, which resulted in the cessation of uranium production.
(4)	These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001.
(5)	The decrease in production is mainly due to the decrease in head grades as the mine approaches the end of its life.
(6)	On February 8, 2002, we announced the completion of our withdrawal from the Ok Tedi copper and gold mine in Papua New Guinea and transferred our 52% interest to the PNG Sustainable Development Program Limited, an independent company, which now holds such interest for the benefit of the Western Province and the Independent State of Papua New Guinea.
(7)	The North American copper assets were placed on care and maintenance in June 1999. These assets, other than the San Manuel, Arizona mining facilities, continue on care and maintenance while producing a minor amount of copper cathode at some locations for a transitional period. In January 2002, we announced the closure of the San Manuel, Arizona mining facilities and we are currently in the process of closing such facilities.
(8)	Cannington commenced concentrate production on October 17, 1997. The decrease in silver production in 2003 compared to 2002 was mainly due to a lower grade of ore milled, while the increases in production of zinc and lead for the same periods was due to higher grades.

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

Peru

Minerals in Peru are legally owned by the State. The exclusive right to exploit mineral deposits is granted to individuals and private sector companies through mining concessions. Three types of concessions that have been established under the General Mining Law are mining, processing and transportation concessions. Mining concessions give rights to explore and extract minerals, but are distinct from property rights over the land surface. Miners must obtain the necessary rights of way to access mineral deposits from surface rights holders. The processing concession grants the holder the exclusive right to construct and operate the facilities necessary to transform minerals into a marketable product. A transportation concession would, for example, cover the construction and operation of a copper concentrate pipeline. Concessions under the General Mining Law are irrevocable provided that the nominal mining good standing fees are paid.

The General Mining Law provides qualifying mining companies with a stability regime covering taxation, foreign exchange and trade regulations. Companies that invest at least US$20 million in the development of an operation of not less that 5,000 tonnes per day, or expand an existing operation by such amount, can enter into a contract with the State that guarantees the stability of the tax laws for a period of 15 years. Free disposition of foreign currency and repatriation of capital and profits are also guaranteed, as is conversion of foreign exchange at the most favourable rate of exchange available at the time of conversion. We also obtain the benefit of accelerated depreciation for machinery, equipment and all other fixed assets.

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

During calendar year 2002 total refined copper supplies reached 15.33 million tonnes down 1.7% compared with 2001. Copper demand reached 15.09 million tonnes, up 1.7% from the previous year.

The refined copper market entered the year 2003 in reasonable shape, with supply restraint from major producers and strong demand from China having brought the market into balance, despite little improvement in demand in much of the rest of the world.

Copper prices experienced an important recovery in January and February 2003. Nevertheless, March saw copper prices slipping from a high at US$0.78 per pound at the beginning of the month to US$0.72 per pound by the end of the month. Market sentiment in March was clearly overshadowed by the lead up to, and the outbreak of, war in Iraq with growing concerns amongst many analysts of the potential impact that prolonged action in Iraq would have on an already weak global economy. Thereafter, copper prices traded sideways in a narrow range of US$0.71-0.74 per pound during April 2003, supported by the conclusion of the Iraq war, but capped by worries over the potential negative effects of Severe Acute Respiratory Syndrome (SARS) virus on economic growth in Asia and particularly in China. Negative economic data from the US, Europe and Japan also helped to keep copper prices under pressure in April 2003. Nevertheless, copper prices rose strongly in May 2003 as a weaker dollar; the moderation of the SARS outbreak and a more positive technical picture prompted renewed buying, despite little fresh evidence of consumer interest in the physical market. Copper prices peaked twice at US$0.78 per pound during June 2003 but finally closed at US$0.75 per pound, thus confirming a slight downwards trend in June 2003. Nevertheless, copper prices experienced an important recovery during July 2003, driven largely by fund buying, hitting a 28-month high of US$0.81 per pound on July 30, 2003. The average copper price during the first half of the calendar year 2003 was US$0.75 per pound.

Combined exchange stocks at LME/Comex/Shanghai have continued to decline during 2003, falling by a significant net 300,000 tonnes to 995,000 tonnes by end-July 2003. With refined copper consumption flat to contracting in the US, Europe and Japan, it is perhaps surprising to see exchange stocks continuing to decline so fast this year. Allowing for the Codelco stockpile (which reached 100,000 tonnes by the end of June 2003) this is reasonable in the current economic environment. Most of the credit for this has to go to Chinese consumers. During the first six months of 2003, Chinese apparent refined copper consumption grew by a very impressive rate of around 26%.

Copper Concentrate Matters

In May 2003, the European Commission (Competition Directorate-General) announced that, in coordination with the US Department of Justice and the Canadian Competition Bureau, it had commenced an investigation to ascertain whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. BHP Billiton, which was served with notice to submit to this investigation, is cooperating with regulatory authorities and has produced, and continues to produce, documents. This investigation, which involves a number of industry participants, is in its early stages, and accordingly BHP Billiton cannot predict its outcome.

BHP Billiton PLC is one of nine defendants in National Metals, Inc. v. BHP Billiton PLC et. al., case no. cv 1179L LSp in the United States district court for the Southern District of California. The complaint, which was filed in May 2001, seeks damages and restitution on behalf of indirect purchasers of copper concentrate in California and 25 other states. The complaint alleges a conspiracy to fix prices in violation of the states’ antitrust/consumer protection statutes. The case is in the very early stages and, while BHP Billiton cannot predict the outcome of the case, it believes it has meritorious defenses and plans to defend itself vigorously.

Carbon Steel Materials

Our Carbon Steel Materials Customer Sector Group is a leading supplier of core raw materials and services to the global steel industry. The key raw materials that we supply for steel making are iron in various forms, metallurgical coal and manganese.

Iron Ore

Mount Newman Joint Venture

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

The venture began production in 1969 at the Mount Whaleback orebody. Today, production continues to be sourced from the major Mount Whaleback orebody and is complemented by production from other ore bodies, namely Orebody 25, 29 and 30. At current price assumptions, blend grades and production rates (based on the current projected sales profile), reserves from Mount Whaleback are expected to contribute to the Mount Newman Joint Venture for at least 23 years. Significant other deposits are present on the lease which will support the Mount Newman blend during the 23 year life of the Mount Whaleback deposit and beyond.

The facilities at Mount Whaleback include primary and secondary crushing plants with a nominal capacity of 35 million tonnes of product per year, a heavy media beneficiation plant with a capacity of eight million tonnes of product per year and a train-loading facility. The mining plant and port facilities were originally built in the late 1960’s and have been maintained and enhanced many times since then. An additional primary and secondary crushing plant is present at Orebody 25 with a nominal capacity of eight million tonnes of product per year.

All of the joint venture’s production is transported 426 kilometres on its own railway to the Nelson Point shipping facility at Port Hedland, Western Australia. Facilities at the port include three car dumpers, crushing and screening plants, stockpile reclaimers and ship loading equipment. We can load vessels of 250,000 deadweight tonnes in the sheltered harbor.

In 1998, an under-harbor tunnel between the Nelson Point and Finucane Island facilities was commissioned by the joint venture. The tunnel allows us to transport ore to our Boodarie Iron plant and to ship ore directly by using the Finucane Island ship loading facilities. The current capacity of the Port Hedland facilities is in excess of 80 million tonnes per annum. This will be increased to 100 million tonnes per annum by 2004.

The venture mainly sells iron ore into Asia with minor sales to Australia and Europe. During 2002-2003, 41% of the project’s total dispatches were to China, with 27% of sales to Japan. Approximately 11% of shipments from Mount Newman were to our hot briquetted iron operations.

Yandi Joint Venture

We hold an 85% joint venture interest in the Yandi project located 92 kilometres north of Newman in the Pilbara region of Western Australia. We manage the Yandi project. The other participants in the joint venture are CI Minerals Australia Pty Ltd, which holds an 8% interest, and Mitsui Iron Ore Corporation Pty Ltd, which holds a 7% interest in the venture.

The Yandi mine was granted a mining lease in September 1991 under the Iron Ore (Marillana Creek) Agreement Act 1991. This lease expires in 2012 with the right to extend for a further 42 years if required.

Development of the orebody began in 1991. This included construction of a rail spur to the existing Newman/Hedland rail line, crushing and screening facilities with a capacity of 10 million tonnes per annum, ore stacker, mine load-out tunnel, and on-site administration infrastructure. The project’s first shipment of iron ore was in March 1992. With minor modifications undertaken in 1994, the capacity of the plant was expanded to 15 million tonnes of product per year.

In October 1995, the joint venture expanded the capacity of the Yandi mine by 10 million tonnes per annum to 25 million tonnes per annum. The expansion involved the construction of a new mine at Central Mesa 1, processing plant, train loading facilities and an additional 10-kilometre railway spur. The joint venture began railing of the first ore from the new mine in September 1996.

The joint venture completed pre-stripping activities at another mine called Central Mesa 5 during 2000–2001 with ore from this deposit now being handled through an existing processing plant and train loading facilities. Again with minor modifications, the total capacity at Yandi was increased to approximately 30 million tonnes of product per year.

On March 3, 2002, we announced that we would deliver up to four million tonnes per annum of a new lump product which will command a premium price over the existing fines. Additional infrastructure was added to the existing Ore Handling Plant 2 to support the on-site production of fine and lump ores, without affecting the quality of the two distinct products. Commissioning took place in June 2002 and increased overall capacity to 38.5 million tonnes per annum . At current assumptions, it is expected that the reserve and non reserve mineralisation will support production from the Yandi mine for at least 20 years. In July 2003, it was announced the production would be further increased to approximately 42 million tonnes per annum.

During 2002-2003, 57% of the venture’s shipments by volume went to Japan and 22% went to Korea. China accounted for 6% of the venture’s shipments. The Yandi deposits are mined by an independent contract mining company on behalf of the joint venture.

Jimblebar

We own 100% of the Jimblebar lease, which is located approximately 40 kilometres east of Newman and is mined by an independent contract mining company on our behalf. We were granted a mining lease at Jimblebar in October 1988 under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972. Our lease expires in 2009 with the right of renewal for successive 21-year periods. The ore currently being produced at Jimblebar is from the Wheelarra Hill 4 (W4) deposit. This ore is blended with ore produced from Mount Whaleback and satellite orebodies (OB25, 29 and 30) to create the Mount Newman blend. The primary and secondary crushing plant at Jimblebar has a nominal capacity of eight million tonnes of product per year. At current price assumptions, blend grades and production rates, reserves from the W4 deposit will continue to support the Mount Newman blend for approximately 14 years. There are significant other deposits on the Jimblebar lease that will support the Mount Newman blend for the 23 year life of the Mount Whaleback deposit and beyond.

Mount Goldsworthy Joint Venture

We hold an 85% joint venture interest in the Mount Goldsworthy Mining Associates project, located at Yarrie, 210 kilometres east of Port Hedland in the Pilbara region of Western Australia. While we manage the project, mining operations are carried out by an independent contractor on the Joint Venture’s behalf. The other participants in the joint venture are CI Minerals Australia Pty Ltd, which holds an 8% interest, and Mitsui Iron Ore Corporation Pty Ltd, which holds a 7% interest in the project. Mount Goldsworthy was commissioned in 1966. The original Goldsworthy mine was closed in 1982 and mining operations ceased at Shay Gap in 1993. Since then, mining has continued from the adjacent Nimingarra mine and Yarrie, 30 kilometres to the southeast.

The Mount Goldsworthy mines are covered by four separate mineral leases under the Iron Ore (Mount Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972. These leases were granted between 1965 and 1974 and the last one expires in 2014. We have the right of renewal over these leases for successive 21-year periods.

All production from the Mount Goldsworthy mines is transported on a venture-owned railway to Port Hedland. From there, the venture ships the ore through the Finucane Island facility, which has a capacity of approximately 12 million tonnes per annum. During 2002–2003, 38% of the venture’s sales by volume were to Japan, 33% were to BHP Steel Limited’s Port Kembla Steelworks and 21% were to China. At current price assumptions, blend grades and production rates, reserves at the Mount Goldsworthy mines are sufficient to support mining activities until at least mid 2006.

Area C and Products and Capacity Expansion Projects

During April 2002 we announced approval for the development of a new iron ore mine at Area C and an expansion of the Port Hedland port and rail facilities, both in the Pilbara region of north Western Australia.

Area C represents the largest undeveloped Marra Mamba resource in the Pilbara region. The project involves developing mine infrastructure and a rail spur link to the existing Yandi/Newman railway. Capital costs are expected to be US$213 million for development of the new mine (our share is US$181 million). As part of the Area C development we have entered into an arrangement with POSCO to develop the ‘C Deposit’ section of Area C.

Area C, which is located 37 kilometres from our existing Yandi mine, is covered by the Iron Ore (Mount Goldsworthy) Agreement Act 1964. We hold a mineral lease for Area C that expires on August 4, 2007 and is renewable for periods of 21 years.

Under the original construction program, the capacity of Area C was to be incrementally expanded to 15 million tones per annum by 2011, with an estimated mine life of 17 years.

First production cargoes are scheduled for loading in September 2003, with the project to be officially opened on 30 October 2003.

The Products and Capacity Expansion (PACE) Project involves the expansion of rail and port facilities to ensure a system capacity of 100 million tonnes per annum. This capacity was originally planned to be completed by 2011 at a total capital cost of

US$351 million (our share is US$299 million). The project comes under the Mount Newman and the Mount Goldsworthy Agreement Acts.

In July 2003, we announced the acceleration of the development of these Projects at an additional cost of US$42.5 million (US$50 million 100% basis) for additional rail infrastructure, ore handling capacity at Area C and accelerated pre-stripping at Mt Whaleback. The capacity expansion will now be complete by 2004.

Samarco

We own 50% of Samarco Mineração S.A., a Brazilian company. The remaining 50% interest in Samarco is held by Companhia Vale do Rio Doce (CVRD).

Utilising long-term mining concessions from the Brazilian Government, Samarco operates a complex of open-pit iron ore mines called the Samarco Alegria Complex, in the state of Minas Gerais, a concentrator at a site called Germano and pelletising operations and a port at Ponta Ubu in the state of Espirito Santo, Brazil. Mining concessions were granted to Samarco for so long as it mines the Alegria Complex. Alegria and Germano are both located approximately 100 kilometres by road from Belo Horizonte. Samarco began production at the Germano mine in 1977. The vast majority of sales are under multi-year contracts.

Samarco commenced production at the Alegria Complex in 1992. The Alegria Complex has now replaced the depleted Germano mine. Ore is transported from the Alegria mine to the Germano concentrator plant via a five-kilometre conveyer belt. The concentrator plant has a capacity of 15.5 million tonnes per annum of iron ore concentrates. From Germano, the concentrates are transported to Ponta Ubu through a 396-kilometre slurry pipeline. At Ponta Ubu, Samarco’s two pelletising plants have a production capacity of approximately 13 million tonnes per annum of pellets and up to two million tonnes per annum of concentrate and screens product. At current price assumptions and production rates, reserves at the Alegria mine are sufficient for approximately 20 years.

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

Coal

Queensland Coal

Together with Mitsubishi Development Pty. Ltd., we own and manage operations through a jointly owned entity, BM Alliance Coal Operations Pty Ltd (BMA), and jointly market the coal produced. We own six open-pit coal mines, one underground coal mine and a port in the Bowen Basin, Queensland, Australia. These mines are separated into two joint venture structures, in which we own 50%, namely the Central Queensland Coal Associates (CQCA) joint venture and the Gregory joint venture. Mitsubishi Development Pty Ltd owns the remaining 50% in these two joint venture structures. In addition, BMA operates two other Bowen Basin mines for BHP Mitsui Coal Pty Ltd in which we own an 80% interest. The majority of our production is high quality metallurgical coal used for steel making. Some energy coal is also produced from three of these mines.

Most of the coal from the CQCA northern area mines and some coal from the Gregory mine is shipped through the venture’s owned and operated Hay Point coal terminal. The CQCA joint venture participants and the Gregory joint venture participants have entered into a rail transport agreement with Queensland Rail providing for the transportation of coal from their mines until June 30, 2006. Hay Point port, located at Mackay, handles around 33 million tonnes per annum of coal and can accommodate bulk carriers of up to 230,000 deadweight tonnes. The port has two berths with loading capacities of 6,000 and 4,500 tonnes per hour. Most of the coal from the Blackwater mine and Gregory joint venture mines is shipped through the R.G. Tanna Coal Terminal at Gladstone, which is owned by the Gladstone Port Authority. All of the coal from the CQCA and the Gregory joint venture mines is transported to ports on railroads owned and operated by the State of Queensland.

The ventures sell most of their metallurgical coal to the global steel industry. In 2002–2003, approximately 49% of the metallurgical coal sales were to north Asia, 11% to south Asia, 28% to western Europe and approximately 12% elsewhere. Virtually all of the sales are under annually priced term contracts with minimal spot sales.

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

Goonyella mine commenced operations in 1971 and has a capacity to produce eight million tonnes per annum. Goonyella merged operationally with the adjoining Riverside mine in 1989 and is operated as the Goonyella Riverside mine. At current price assumptions and production rates, reserves from the Goonyella mine can support operations for approximately 79 years. Peak Downs mine produced its first coal in 1972 and has a capacity to produce eight million tonnes per annum. At current price assumptions and production rates, reserves from the Peak Downs mine can also support operations for approximately 69 years.

Saraji mine commenced production in 1974 and has a capacity of five million tonnes per annum. At current price assumptions and production rates, reserves from the Saraji mine are expected to be depleted in approximately 73 years. First coal was mined from the Norwich Park mine in 1979 and it has a production capacity of five million tonnes per annum. At current price assumptions and production rates, reserves from the Norwich Park mine are expected to be depleted in approximately 16 years. Blackwater mine commenced production in 1967 and has a production capacity of 14 million tonnes each year. At current price assumptions and production rates, reserves from the Blackwater mine are expected to be depleted in approximately 20 years.

The leases for the CQCA mines expire in 2004, 2008, 2009, 2010, 2011, 2012, 2015, 2017, 2020, 2021, 2023, and 2024 and are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case.

Gregory Joint Venture

Through our 50% interest in the Gregory joint venture, we operate an open-pit mine called Gregory and an underground mine called Crinum.

The Gregory mine became operational in 1979 and has a capacity to produce over two million tonnes per year. At current price assumptions and production rates, reserves from the Gregory mine are expected to be depleted in approximately 2014. Crinum mine, which commenced longwall production in 1997, has a capacity of five million tonnes per year. At current price assumptions and production rates, reserves from the Crinum mine are also expected to be depleted in approximately 2014. All coals are beneficiated, using heavy media processes, to marketable specifications.

The venture’s leases for the Gregory and Crinum mines expire in 2006, 2014, 2018 and 2019 and are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case.

BHP Mitsui Coal

We have an 80% interest in BHP Mitsui Coal Pty Ltd. Mitsui & Co. Ltd Group owns the remaining 20% interest in BHP Mitsui Coal. Until June 28, 2001, we managed BHP Mitsui Coal’s coal mines at Riverside and South Walker Creek, located in central Queensland, Australia. BHP Mitsui Coal’s coal mines are now managed by the BHP Billiton Mitsubishi Alliance (BMA).

The joint venture commissioned Riverside, an open-pit mine producing metallurgical coal, in 1983. Riverside has a production capacity of three million tonnes per year. At current price assumptions and production rates, reserves from Riverside are expected to be depleted in 2005. South Walker Creek became operational in 1998. It is an open-pit mining operation, producing pulverised coal injection fuel and minor quantities of by-product energy coal. South Walker Creek has a production capacity of 4.3 million tonnes per year. At current price assumptions and production rates, the current reserve base for South Walker Creek are expected to be depleted in approximately 2027. Exploration has significantly increased the reserve base in the past year. The venture contracted substantially all of the operations at South Walker Creek to Thiess Contractors for two years from November 30, 2000. This contract has been renewed for three years, commencing July 2003. BHP Mitsui Coal has entered into a rail transport agreement with Queensland Rail providing for the transportation of coal from the Riverside and South Walker Creek mines until June 30, 2006. The principal markets for the coal are Europe, Japan, Korea and Brazil.

BHP Mitsui Coal’s mining leases expire in 2005, 2020 and 2025 and are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case.

BHP Mitsui Coal holds significant undeveloped leases in the Bowen Basin (principally, Wards Well, Poitrel, Kemmis-Walker, Nebo West).

Illawarra Coal

We wholly-own and operate four underground coal mines, namely Appin, Elouera, West Cliff and Dendrobium, in the Illawarra region of New South Wales, Australia. These mines produce coking coal primarily used for steelmaking. We produce coal under leases expiring in 2010, 2011, 2012, 2013, 2016, 2017, 2021 and 2023. These leases have renewal rights under the New South Wales Mining Act 1992 for periods of 21 years. Our current production capacity is 7.9 million tonnes of clean wet coal per year.

Appin commenced productionin 1962 with longwall mining starting in 1969. Appin currently produces approximately three million tonnes of clean wet coal each year and, at current price assumptions and production rates, its reserves are expected to support production for at least another 24 years.

Elouera officially opened in 1993 with the amalgamation of the Nebo, Kemira and Wongawilli coal mining leases. Elouera currently produces approximately 1.5 million tonnes of clean wet coal per year and, at current price assumptions and production rates, its reserves are expected to be depleted during 2005. West Cliff was commissioned in 1976 and currently produces approximately 2.5 million tonnes of clean wet coal per year. At current price assumptions and production rates, reserves from West Cliff are expected to be depleted in approximately 30 years.

Our Board approved construction of the new Dendrobium mine in the Illawarra in December 2001. This mine will replace the Elouera mine when its reserves are depleted. The Dendrobium mine will be a modern longwall mine producing up to 5.2 million tonnes of raw coal per annum (3.6 million tonnes of clean coal per annum) with a capital expenditure requirement of approximately US$170 million. Reserves at the Dendrobium mine are expected to support production for at least 17 years.

We also own a 16.7% shareholding interest in the lease of the Port Kembla Coal Terminal Limited, which operates a coal loading facility at Port Kembla in New South Wales, Australia. We manage the terminal under contract, on behalf of the shareholding companies.

Over 50% of the metallurgical coal we produce at Illawarra Coal is sent to BHP Steel Limited’s Port Kembla Steelworks in New South Wales under a long term supply contract, and One Steel Limited’s Steelworks at Whyalla, South Australia. We export the remainder of our production and also sell a middlings by-product into the export energy market.

Manganese

Our 60% owned global manganese ore and alloy business comprises operations in South Africa and Australia and is the world’s largest integrated producer of manganese units. Our South African operations are held through Samancor Limited, while the Australian assets are owned through a local subsidiary. Anglo American Corporation holds the remaining 40% in both entities.

Manganese ore is produced by Hotazel Manganese Mines, located in the Kalahari Basin in South Africa, and the Groote Eylandt Mining Company Pty Ltd (GEMCO) in Australia’s Northern Territory. Approximately 60% of the ore production is sold to alloyers across the world, while the remaining 40% is converted into alloys at two plants, namely Metalloys in Meyerton, South Africa and the Tasmanian Electro Metallurgical Co. (TEMCO) in Tasmania, Australia. Through Samancor, we also hold a 50% interest in Advalloy, a refined manganese alloy joint venture, and a 51% interest in the Manganese Metal Company. With a production capacity of 44,000 tonnes per annum through its Nelspruit and Krugersdorp facilities, the Manganese Metal Company is the world’s leading producer of electrolytic manganese metal.

Hotazel Manganese Mines encompasses two mines in South Africa’s Northern Cape Province. Mamatwan, first commissioned in the mid 1960s, is an open-cut, medium grade ore producer, while Wessels, commissioned in the early 1970s, is a high-grade underground mechanised mine. The mines at Hotazel have a combined annual production capacity of 3.54 million tonnes of ore, which includes one million tonnes used for sinter production. All of the mineral leases will be affected by the new South African Mining Charter. Refer to “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter” for more information.

At GEMCO, a high-grade manganese ore is extracted using open-cut, strip mining methods. The mine was first commissioned in 1965 and has a current production capacity of 3.0 million tonnes per annum. All of the GEMCO mineral leases are situated on Aboriginal land held under the Aboriginal Land Rights (Northern Territory) Act 1976. The current mineral leases, other than MLN 2 and MLN 3, are renewal leases of the original mineral leases granted for a term of 21 years. GEMCO leases are subject to renegotiations in 2006 and 2010. At current price assumptions and production rates, GEMCO’s reserves are expected to be depleted in approximately 23 years.

Our two manganese alloy plants, Metalloys in Gauteng, South Africa and TEMCO in Tasmania, Australia have a combined annual production capacity of some 700,000 tonnes of alloy, which is exported to steelmakers across the globe.

Manganese production for 2002–2003 was 4.1 million tonnes of manganese ore and 737,000 tonnes of manganese alloy. Our products include manganese ore, high and medium carbon ferro manganese, silico manganese and electrolytical manganese metal. In 2002–2003, sales to Asia were 35% for manganese ore and 13% for alloy. Europe accounted for 9% of manganese ore sales and 19% of alloy sales. Approximately 3% of ore sales and 24% of manganese alloy sales were to Northern America.. The remainder of sales were mainly to Australia, the Middle East, South Africa and South America. Prices are determined through periodic client negotiations.

Hot Briquetted Iron

Boodarie Iron Western Australia

Our wholly-owned Boodarie Iron plant in Western Australia undertakes secondary processing of raw iron ore, purchased from the Mount Newman joint venture. We use Finmet technology to convert iron ore into hot iron briquettes for use in electric-arc furnace and integrated steelmaking operations. The North West Shelf Joint Venture supplies gas to the plant under a take-or-pay contract expiring in October 2013. We mainly export our briquettes to China, South Korea and Taiwan. We also provide briquettes to BHP Steel Limited’s operations at Port Kembla.

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

From April to December 2000, we carried out process development trials, which demonstrated solutions to overcome our major technology problems. In December 2000, we approved the continued operation of the plant, subject to key performance indicators being achieved, and authorised capital expenditure of A$110 million over 18 months. In October 2001, we successfully operated all four trains simultaneously for the first time.

Following the temporary suspension of operations between March and July 2002, due to a tube failure in a gas re-heating furnace, production ramp-up has continued steadily with the Boodarie Iron plant producing 1.7 million tonnes of briquettes in 2002-2003.

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

Operaciones RDI operated a plant in Puerto Ordaz that produced hot briquetted iron using Fior based technology, but the plant ceased operations in March 2001.

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

Reserves and Production

The tables below detail our iron ore, metallurgical coal and manganese reserves in metric tonnes, and are presented in 100% terms as estimated at June 30, 2003.

Iron Ore Reserves(8)

Deposit(1)(2)(3)(4)(5)(6)	Ore Type(7)	Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			BHP Billiton Group Interest(%)
		Tonnes	Grade		Tonnes	Grade		Tonnes	Grade
		(millions)	%Fe	%P	(millions)	%Fe	%P	(millions)	%Fe	%P
Western Australia:
Mt. Newman JV	BKM	802	62.9	0.07	148	61.9	0.07	950	62.7	0.07	85
	MM	57	62.1	0.07	18	61.2	0.05	76	61.9	0.07	85
Jimblebar	BKM	175	62.0	0.07	72	61.5	0.08	247	61.8	0.07	100
Mt. Goldsworthy JV
Northern Areas	NIM	17	63.0	0.05	4	60.7	0.04	21	62.6	0.05	85
Area C (9)	MM	184	62.7	0.06	19	62.8	0.06	204	62.7	0.06	85
Yandi JV	CID	485	58.3	0.04	156	58.1	0.04	641	58.3	0.04	85
Brazil:
Samarco		275	47.2	0.04	179	45.7	0.04	454	46.6	0.04	50

(1)	The reserves presented for each joint venture include a combination of high grade (direct crusher feed) and low grade (usually requiring beneficiation). All tonnages are in wet metric tonnes except for Samarco, which is in dry metric tonnes.
(2)	The reserve grades listed refer to in-situ head grades, iron (Fe) and phosphorus (P). Western Australia Iron ore is marketed as lump (direct blast furnace feed) and fines (sinter plant feed). Samarco is marketed predominantly as direct reduction and blast furnace pellets.
(3)	Mining dilution and mining recovery (in general around 95%) has been taken into account in the estimation of reserves for all Western Australian iron ore operations. For Samarco the mine recovery is 96.5% (not included in the reserve estimate) of the stated diluted reserve.
(4)	Metallurgical recovery is 100% for all of the West Australian iron ores except for the low-grade part of the Mt Newman JV (350 million tonnes) where the beneficiation plant recovery is 65%. For both Mt Newman JV and Jimblebar the recovery of screened low-grade lump is 70% and 55%, respectively. For Samarco the beneficiation plant recovery is 57% to 59%.
(5)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(6)	Drill spacings used to classify Proven and Probable Reserves for the West Australian Iron Ore deposits are between 100m by 50m and 200m by 100m. For Samarco the drill spacings used are 50m by 50m and 150m by 100m for proven and probable reserves, respectively.
(7)	Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra and CID – Channel Iron Deposit.
(8)	Prices to establish the economic viability of the iron ore reserves are based on current contract prices.
(9)	Whilst 85% is shown as the ‘BHP Billiton Group Interest’ for Area C, POSCO (a Korean steelmaker) has a 20% legal interest in the C deposit of Area C. In substance, the Group retains virtually all of this interest and this disclosure and the financial statements are prepared on this basis.

Manganese Reserves

		Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			BHP Billiton Group Interest (%)
Deposit(1)(2)(3)(4)(5)(6)	Ore Type	Tonnes (millions)	Grade % Mn	%Fe	Tonnes (millions)	Grade % Mn	%Fe	Tonnes (millions)	Grade % Mn	%Fe
South Africa
Wessels (UG)		3.1	48.0	—	13.2	48.2	—	16.3	48.2	—	60
Mamatwan (OC)		18.6	37.9	4.6	6.0	38.0	4.7	24.6	37.9	4.6	60

				Yield (%)			Yield (%)			Yield (%)
Australia
GEMCO (OC)	ROM	42.5	48.0	44	46.3	47.6	41	88.7	47.8	42	60

(1)	Tonnages are on a dry basis. Mining dilution and recovery is included in the reserve estimate.
(2)	Mining method: OC = open-cut, UG = underground
(3)	No third party reserve audits have been undertaken in the last three years.
(4)	Metallurgical recovery for Wessels, Mamatwan and GEMCO varies with required market specifications.
(5)	For the South African manganese deposits, underground sampling and drill spacings of +/-230m are used for Proved and Probable Reserves respectively at Wessels,while drill spacings of between 40m and 80m are used to classify Proved and Probable Reserves at Mamatwan. For GEMCO, drill spacings of 60m by 120m and 120m by 120m are used for proven and probable reserves, respectively.
(6)	Prices to establish the economic viability of the manganese ore reserves are based on current contract prices.

Metallurgical Coal Reserves(8)

				Marketable Reseves(2)
Assigned Reserves(7)	Deposit(3)(4)(5)(6)	Mining Method(1)	Reserve Tonnes(2) (millions)	Tonnes (millions)	Volatile Matter (%)	BHP Billiton Group Interest (%)
Queensland Coal reserves at operating mines:
CQCA JV:
	- Goonyella	OC	801	558	23.6	50
	- Peak Downs	OC	933	501	20.4	50
	- Saraji	OC	585	337	18.4	50
	- Norwich Park	OC	97	68	16.5	50
	- Blackwater	OC	284	235	25.4	50
	- South Blackwater	OC	47	48	26.5	50

	Sub-total		2,747	1,747

Gregory JV:
	- Gregory	OC	17	14	33.7	50
	- Crinum	UG	55	46	31.4	50

	Sub-total		72	60

BHP Mitsui Coal:
	- Riverside	OC	6.7	4.7	23.2	80
	- South Walker Ck	OC	134	96	13.1	80

	Sub-total		141	101

Total Queensland coal reserves at operating mines			2,960	1,908

Illawarra Coal reserves at operating mines(10):
	- Appin	UG	84	78	22.7	100
	- West Cliff	UG	79	72	20.8	100
	- Elouera	UG	5	4	23.9	100
	- Dendrobium	UG	92	63	22.9	100

Total Illawarra Coal reserves at operating mines			260	217

Unassigned Reserves(7)
Queensland Coal undeveloped reserves:
CQCA JV:
	- Daunia (9)	OC	0	0	—	50
BHP Mitsui Coal:
	- Poitrel/Winchester	OC	79	62		80
	- Nebo West (9)	OC	0	0		80
	Sub-total		79	62

Total undeveloped reserves			79	62

(1)	Mining method: OC = open-cut, UG = underground.
(2)	Coal Reserve (metric tonnes) is the sum of Proven and Probable coal reserve estimates, which include allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal Reserve (metric tonnes) are the tonnages of coal available, at specified moisture and quality, for sale after beneficiation of the Coal Reserve. Note that where the coal is not beneficiated the Coal Reserve and Marketable Coal Reserve are the same.
(3)	Coal wash plant recovery:

Queensland Coal:		Illawarra Coal:
Goonyella	70%	Appin	89%
Peak Downs	56%	West Cliff	87%
Saraji	58%
Norwich Park	71%
Blackwater/South Blackwater	83%	Elouera	74%
Gregory/Crinum	84%	Dendrobium	69%
Riverside	70%
South Walker	72%

(4)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(5)	Reserves are quoted on an air-dried qualities, as this is the basis they are sold on the international market. As received moisture bases range from 8% to 10%, depending on mine and product.
(6)	A drill spacing of 1,000m is used to classify Proven reserves and 1,000m to 2,000m to classify Probable reserves
(7)	The unassigned, undeveloped coal reserves are based on feasibility studies.
(8)	Prices to establish the economic viability of the metallurgical coal reserves are based on average of past three years average coal prices.
(9)	Daunia and Nebo West are not fully permitted (ie. do not have Surface Rights) as required by US SEC Industry Guide 7
(10)	Cordeaux and Tower mines were closed in 2002-2003. The remaining Coal Reserves at Tower have been allocated to Appin.

The table below details our coking coal, iron ore, manganese and hot briquetted iron production for the years ended June 30, 2003, June 30, 2002 and June 30, 2001. Production data shown is our share unless otherwise stated.

		BHP Billiton Group Share of Production			BHP Billiton Group Interest %
	Coal Type(1)	Year ended June 30,
		2003	2002	2001
		(thousands of tonnes)
Iron Ore(2)(3)
Mt. Newman (Australia)		21,958	23,374	20,950	85
Jimblebar (Australia)		5,418	5,201	4,643	100
Mt. Goldsworthy (Australia)		6,712	6,447	6,601	85
Yandi (Australia)		31,788	27,256	26,156	85
Whyalla (Australia)(4)		—	—	909	100
Samarco (Brazil)(5)		7,856	5,629	7,508	50

Total Iron Ore		73,732	67,907	66,767

Queensland coal production CQCA joint venture(6)
Goonyella	Met	3,812	3,776	3,978	50
Peak Downs	Met	3,631	3,828	3,129	50
Saraji	Met	2,321	2,547	2,075	50
Norwich Park	Met	2,161	2,073	1,828	50
Blackwater(7)	Met/Th	6,841	7,037	4,328	50

Total CQCA JV		18,766	19,261	15,338

Total Gregory JV(6)(8)		2,525	2,440	3,626	50

BHP Mitsui Coal(9)
Riverside	Met	2,641	3,402	3,272	80
South Walker Creek	Met/Th	3,927	3,341	3,147	80
Total BHP Mitsui Coal		6,568	6,743	6,419

Total Queensland Coal		27,859	28,444	25,383

Illawarra coal production
Illawarra Collieries	Met/Th	6,763	7,088	6,574	100
Manganese Ore(10)
(Australia)		1,853	1,668	1,612	60
(South Africa)		2,249	1,867	2,162	60

Total Manganese Ore		4,102	3,535	3,774

Manganese Alloys(10)
(Australia)		234	212	246	60
(South Africa)		503	406	398	60

Total Manganese Alloys		737	618	644

Hot Briquetted Iron
HBI Western Australia(11)		1,670	1,047	848	100
HBI Venezuela(12)		—	—	198	50

Total HBI		1,670	1,047	1,046

(1)	Coal Type: Met – metallurgical, Th – thermal.
(2)	The figures for the years ended June 30, 2001, 2002 and 2003 for iron ore are reported in wet tonnes as opposed to historical, which is in dry tonnes. The equivalent wet tonnes for the prior years would be approximately 5% higher than the numbers shown above.
(3)	West Australian iron ore production was higher than 2002 due to continued strong demand for all products in Asian markets, particularly China.
(4)	Spun-off as part of OneSteel Limited in October 2000, and therefore production can no longer be attributed to the BHP Billiton Group.
(5)	Production statistics relate to pellet feed and pellets. Samarco production for the year ended June 30, 2003 was 40% higher than the corresponding period in 2002 due to ongoing strong market conditions.
(6)	BHP Billiton interest is 50% from June 28, 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).

(7)	Includes South Blackwater production from January 2002. We acquired our share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd.
(8)	We report the production from Gregory and Crinum on a combined basis since the beginning of 2001-2002.
(9)	BHP Mitsui Coal production shown on a 100% basis before 20% outside equity interest.
(10)	Saleable production shown on a 100% basis. BHP Billiton interest in saleable production is 60%. These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001.
(11)	Boodarie Iron commenced operations in February 1999. Following rectification of initial technical difficulties production has progressively ramped up since late in 2000.
(12)	The production at HBI Venezuela commenced in May 2000. The plant experienced a range of technical, process and operational problems during startup. In March 2001, BHP Billiton Limited announced it was writing off its investment and would cease to fund the operation. The plant has continued to operate notwithstanding a severe shortage of operating funds which has limited the capacity of the plant and constrained the capability to operate multiple trains simultaneously.

Regulatory and Fiscal Terms

Western Australia

In Western Australia, minerals in the ground belong to the Government, and rights to mine are granted by the Government. The Newman, Yandi and Goldsworthy mining, rail and port operations are conducted under agreements with the Government of Western Australia. The agreements have been ratified by Acts of Parliament.

Queensland

In the State of Queensland, the Government owns coal until it is mined. At that point it becomes the property of the holder of the mining lease subject to payment of a royalty to the Government of Queensland. Matters of ownership of the coal and payment of the royalties are regulated under the Queensland Mineral Resources Act 1989 and the regulations made under this Act. The current royalty rate is 7% of the coal’s invoiced selling price adjusted for certain allowable charges as determined by the Minister.

New South Wales

All coal in the State of New South Wales belongs to the Government. This has been the case since the introduction of the Coal Acquisition Act in 1981. Coal can only be mined by the holder of a Mining Lease under the Mining Act of 1992. A royalty of A$1.70 per clean tonne is paid on all coal mined.

Brazil

Exploitation concessions are granted by the Federal Government, through the National Mining Department. A license is valid until the depletion of the reserve, subject to mining operations being performed in accordance with an approved plan. Financial compensation for the Exploitation of Mineral Resources is payable at a rate of 3% of net turnover from the sale proceeds. In addition to financial compensation for the Exploitation of Mineral Resources, Samarco pays royalties for ore extracted from reserves belonging to CVRD. Samarco blends the ore from its own reserves with that from CVRD’s reserves. The amount of royalties due to CVRD has been agreed at 4% of the total amount of dividends declared by Samarco per year.

Generally there are no restrictions on distribution and remittance of profits abroad. Payment of dividends and remittance of dividends are not subject to withholding tax.

South Africa

A specific category of State-owned mineral rights is known as Alienated State land. Here the State has disposed of the surface rights and retained the mineral rights. The owner of the surface rights obtains the exclusive right to explore for any minerals under their land and the exclusive right to apply to the State for a right to mine. Mining companies acquire these exclusive rights by way of Nomination Agreements in perpetuity, granted by the surface owner to the mining company, or by acquiring the ownership of the surface rights. However, the Minerals Act 1991 amended applicable provisions so that a mineral lease with the State had to be entered into in respect of such rights by December 31, 1996, or within such longer period as the Minister of Minerals and Energy may determine. Failing this, the right to prospect and the exclusive right to apply to the State for a mineral lease would lapse. Samancor Manganese received an extension from the Minister of Minerals and Energy pending finalisation of the State mineral leases which have been applied for. Within the BHP Billiton Group, it is only these so-called Section 43 rights held by Samancor that have not yet been converted to a State mineral lease and may be affected by the new South African mining legislation, including, among other things, the accompanying charter. Negotiations with the State are continuing.

South African Mining Charter

The Mineral and Petroleum Resources Development Act, 2002, and ancillary legislation, the Empowerment Charter, for the South African mining industry, targets 26% ownership of South African mining assets by historically disadvantaged South Africans within 10 years. The Charter requires that the transfer of ownership must be at fair market value and we have indicated our willingness to enter into negotiations on that basis.

As the Act and Charter are both unclear on what will comprise the 26% (value or tonnage or a combination of both) a scorecard has been developed and was published on February 18, 2003. The scorecard provides guidelines for mining companies operating in South Africa on measurement of their progress in meeting the requirements of the Charter.

The scorecard applies when companies convert from ‘old order rights’ to ‘new order rights’ within the five year period stipulated in the transitional provisions. The requirements for conversion deal not only with ownership, but also with such aspects as management, procurement and social development. The scorecard provides that 15% of ownership should vest in historically disadvantaged South Africans within a period of five years from the new Act taking effect.

The Royalty Bill

The State is considering imposing royalties based on revenues instead of on its share of profit, which is currently payable in respect of State-owned minerals. Introduction of the Bill has been postponed until 2004, and it is not known what form it will contain, or when such royalties will become payable. The chrome and coal mines may be affected, however it is estimated that Samancor manganese will not be required to make higher payments to the State than it does at present.

Our South African mining operations, principally the Ingwe energy coal mines, Samancor manganese and chrome mines and our investment in Richards Bay Minerals, represent approximately 6% of our total net operating assets.

We have noted the Charter’s content and generally support its broad objectives, most of which accord with long established programs that we have underway. The effect of the Charter will ultimately depend on the specifics of the implementation process. We are already a prominent participant in the South African empowerment processes, including the Eyesizwe Mining and Kuyasa Mining transactions, corporate social investment through the BHP Billiton Development Trust and the Samancor Foundation, and in employment and procurement equity across our operations. We have a long history of successful major partnerships in Southern Africa, many involving the Industrial Development Corporation. We believe that our South African operations should not be adversely affected materially by the Mineral and Petroleum Resources Development Act or the accompanying legislation.

Market Conditions

Global crude steel production rose strongly in 2002-2003 to a record level of 918 million tonnes representing an increase of 75 million tonnes or 8.9%. All regions exhibited growth, with the developing world being responsible for most of the increase. Chinese production increased 21.6% compared to 2001-2002. Chinese output has grown at a rate of more than 64 million tonnes over the past two years to stand at 197 million tonnes. High Chinese demand for steel has underpinned strong Japanese steel exports of around 36 million tonnes, very close to the record levels seen in the 1970s, and high Japanese steel production of 110 million tonnes. Exports in calendar year 2002 increased 20% over calendar year 2001, led by China up 43%, Korea 40% and other South East Asian countries, with exports to Europe and North America declining. Japanese production has remained at over 100 million tonnes for the past three years despite subdued domestic demand. As a result the Asian share of global production has increased to approximately 43%.

A number of factors have emerged to drive steel prices up in 2002-2003. Firstly, the US implemented tariffs on imported steel products in early calendar year 2002. The EU responded with its own measures, and many other countries also enacted some form of protection, import monitoring or anti-dumping measures. The strong export situation arising from China has resulted in a very rapid rise in steel prices late in calendar year 2002, before falling sharply in early calendar year 2003. China is now in its second round of quotas and tariffs which began on May 24, 2003. Secondly, production restraint, aligning supply with demand, as has been evident in Europe, Japan and the US, has been generally successful in sustaining prices. Finally, a factor coming into play is metallics prices. Rising scrap and pig iron prices (again China is a driving factor) are pushing up steelmaking costs which flow through into the general steel market, particularly in South East Asia and North America, where electric arc furnace production is strong.

Global pig iron production followed the trends of crude steel production reaching 628 million tonnes in 2002-2003, an increase of approximately 48 million tonnes or 8.3%. This high production drove strong demand for iron ores and metallurgical coals including pulverised coal injection (PCI) coals. Strong domestic demand for coke in China to meet strengthening pig iron production of 182 million tonnes saw Chinese merchant coke redirected to meet internal demand. This led to export prices doubling to over US$140 per tonne and encouraged new capacity and a growth in exports. Strong pig iron production and the restart of some facilities in the United States has further tightened demand for merchant coke and assisted in maintaining a strong coke market.

High pig iron production in nearly all key Asian economies during 2002-2003, coupled with further substitution of domestic for imported ores in China, resulted in seaborne iron ore shipments of approximately 510 million tonnes. After falling in the early part of calendar year 2002, pellet demand has picked up once again in line with all other iron ore products. The fines market was very strong, driven by higher imports from China on the back of strong pig iron production. The outlook for fines supply remains tight as Chinese demand is forecast to increase significantly in 2003-2004. Strong demand for pig iron has also led to an increase in the demand for lump iron ore.

Metallurgical coal demand has been robust across all segments. Strong demand for coke, on the back of higher pig iron production, together with high prices has resulted in increased use of hard coking coals. Demand for hard coking coal in China appears to have outstripped supply allowing for the recent commencement of imports. Growth in Australian exports has been offset by a decline in Canadian and US supply, and high cost European production. With some new coking coal capacity coming on-stream in the short term and coking coal demand expected to remain steady, the outlook is for a continuation of positive market conditions.

The strengthening steel market and continued disruption of gas supply to DRI producers from Venezuela has seen Asian scrap and metallics import prices rise to US$170 per tonne. In addition, both North American and Asian prices for HBI have risen strongly. Chinese steel growth also resulted in higher HBI demand, with China now representing our main market for Boodarie™ Iron. The 2003-2004 market outlook is for growth in Chinese demand for scrap and metallics, including HBI. Continued global economic and steel growth should see an increase in scrap and HBI demand.

The stronger steel industry also resulted in an increase in demand for ferroalloys. Production problems during the financial year saw high carbon ferro manganese experience a sustained price recovery with corresponding effects for manganese ore. Strong steel production in China also resulted in a rise in alloy demand and manganese ore imports. Sustained steel production due to the upturn in the global steel industry will likely to lead to increased manganese ore and alloy demand.

Diamonds and Specialty Products

The Diamonds and Specialty Products group is our newest Customer Sector Group and encompasses the existing businesses of diamonds, titanium minerals, Integris Metals and Minerals Exploration & Technology. Our EKATI Diamond Mine, of which we own 80%, is located in the Canadian Northwest Territories and is expected to produce on an annual basis approximately four million carats of gem-quality rough diamonds. EKATI Diamond Mine’s annual production represents approximately 4% of current world diamond production by weight and 7% by value. Richards Bay Minerals, of which we own 50%, is a heavy mineral sands mine and smelter based in South Africa. Integris Metals is a 50% owned metals distributor with branches throughout the United States and Canada. Minerals Exploration is tasked with growing BHP Billiton’s mineral resources through both greenfield and brownfield discovery. Technology is tasked with ensuring the use of optimal technology across BHP Billiton’s operations, technical marketing of our products as well as generating growth opportunities through the development of new technologies.

EKATI Diamond Mine

The EKATI Diamond Mine is located in the Northwest Territories in Canada. The mine is located approximately 300 kilometres northeast of Yellowknife. Normal access to the site is provided by aircraft. Road access is available for about 10 weeks by ice road from late January to early April. Major facilities at the mine include camp accommodations, a truck maintenance shop with office complex, an equipment-warming shed, the process plant and a powerhouse capable of producing 22 megawatts of electricity.

The mine plan is based on multiple kimberlite pipe development. Initially, open pit or surface mining has been used. Present operating pipes include Panda and Koala, which are adjacent to the main facilities, and Misery, which is located about 30 kilometres southeast of the main camp. Pre-production development of the Fox pipe, which is located 7 kilometres southwest of the main camp, was started in 2002 and will begin producing ore in 2006. Predevelopment activities will also begin in the second half of calendar year 2003 on the Beartooth pipe, located just north of the Panda pit; this pipe should contribute ore beginning 2004. Underground operations commenced ore production from the Koala North pipe in 2002. Future pipes include Sable, which is located 19 kilometres north of the main camp. Mining of the Panda open pit started in early 1997 and will be completed in calendar year 2003. Initial underground operations to access the deeper ore at the Panda pit has commenced. The processing plant began operation in mid-1998. Initial ore production was estimated to be 9,000 tonnes per day in the project’s original feasibility study. Production is currently averaging 12,000 tonnes per day.

We own an 80% interest in the Core Zone joint venture that manages the property on which the mine is located. The other participants in the Core Zone joint venture are Charles E. Fipke and Stewart L. Blusson, each of whom holds a 10% interest. We also hold a 58.8% interest in property managed by the Buffer Zone joint venture. The other participants in the Buffer Zone joint venture are Archon Minerals Limited, which holds a 31.2% interest, and Charles E. Fipke, who holds a 10% interest. Tenure is secured through ownership of 370 mineral claims or mining leases. Mining leases have been granted for reserves until 2017, a period sufficient to cover production from current proved and probable reserves. At June 30, 2003, the joint venture had converted all except three of its claims, totalling 856,453 acres, to lease status. The three outstanding claims are in good standing and may be converted to lease status in the future.

The joint venture has continued surface exploration activities throughout the mine property area. Exploration core drilling of geophysical and geochemical targets during summer 2001 and 2002 confirmed 12 additional kimberlite pipes bringing the total number of known kimberlite occurrences on the property to 150. Further evaluation work and engineering studies are expected to bring some of these pipes into the mine plan.

Reserves and Production

The table below details our diamond reserves (in dry metric tonnes and 100% terms), estimated at June 30, 2003.

	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserves		BHP Billiton Group Interest	Recoverable Product(1)
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(millions)	(Carats/tonne > 2.0mm size)	(millions)	(Carats/tonne > 2.0mm size)	(millions)	(Carats/tonne > 2.0mm size)	(%)	(Carats in millions)
Diamonds
EKATI (2)(3)(4)	17	1.0	14	1.0	31	1.0	80	31

(1)	These figures are expressed in terms of the recoverable quantity of marketable product.
(2)	Search radii of 30m and 60m are used to classify Proven and Probable Reserves, respectively.
(3)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(4)	Diamond prices used for pit optimisations and ore reserves reflect current marketing conditions.

The table below details our share of diamond production for the years ended June 30, 2003, 2002 and 2001. Our interest in EKATI Diamond Mine increased from 51% to 80% effective July 3, 2001, when we acquired a controlling interest in Dia Met Minerals Limited, which corporation was subsequently wholly acquired on October 30, 2001.

	Year ended June 30,
	2003	2002	2001
	(‘000 carats)
Diamonds
EKATI Diamond Mine (Canada)	4,340	3,650	1,428

Regulatory and Fiscal Terms

In Canada, title to land is divided into (a) surface rights, which can be acquired from the government (or the current owner thereof) and registered in Land Title or Registry offices within each Province or Territory, and (b) mineral rights which are reserved to the Government in most land grants and are granted by license or lease to permitted miners or prospectors for a fixed term, subject to compliance with specified annual rental and performance obligations. The government’s title both to the land and the mineral rights has primacy, subject only to the burden of proven aboriginal title and treaties that may accord subsurface rights to the aboriginal party. Under the Constitution Act, 1867, the title to all mines, minerals and royalties was passed to the Provinces, which regulate the acquisition and development of mineral claims through provincial mining or mineral tenure legislation. The Northwest Territories is one of the few jurisdictions in Canada where, subject to aboriginal Land Claim Agreements, the bulk of government lands remain under federal control, with the acquisition and maintenance of title being governed by the Territorial Lands Act and the Canada Mining Regulations, the administration of which is handled by the federal Department of Indian and Northern Affairs Canada. Development of pipes at the EKATI Diamond Mine is regulated by the Mackenzie Valley Land and Water Board under the auspices of the Mackenzie Valley Resource Management Act of the Northwest Territories.

Market Conditions

Production from the EKATI Diamond Mine represents approximately 7% of the world supply by value. The principal supplier, controlling over 40% of global production, is De Beers, which, combined with global marketing contracts, gives them a market share of nearly 60%. Alrosa, which accounts for 98% of Russian production, produces about 17% of world supply, approximately half of which is sold to De Beers and half within Russia. The other main independent sources are various mines in Angola and Rio Tinto’s Argyle Mine in Australia and Diavik Mine near EKATI.

BHP Billiton Diamonds Inc. has marketed 100% of EKATI’s rough diamond production since January 2003 (previously 35% was sold to De Beers under contract). Approximately 60-70% of sales are made to regular customers, 10 - 20% in smaller allocations by auction or negotiation to a much larger number of “window” customers, up to 7% under contract to three Northwest Territories manufacturers and the remainder sold as both polished diamonds and rough diamonds directly to jewelry retailers or polishers. Rough diamond sales are made in 10 cycles per year, approximately at five-weekly intervals, which is standard industry practice. In November 2002, the EKATI brand of polished diamonds was merged with the AuriasTM brand and programs are being instituted to expand the market for this product globally under the AuriasTM brand. Newly introduced in May 2003 was CanadaMarkTM, a hallmark program, which identifies the polished stones as being of Canadian origin. Polished diamonds for the branding operations are obtained through contract polishing programs or through buy-back arrangements with customers for rough diamonds.

Titanium minerals

Our interest in titanium minerals consists of our effective 50% interest in Richards Bay Minerals and a 100% interest in the TiGen minerals sands project in Mozambique. Richards Bay Minerals is jointly owned with Rio Tinto and our share was part of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001. Richards Bay Minerals was formed in 1976 to mine and beneficiate the sands in the coastal dunes north of Richards Bay in the province of KwaZulu-Natal, South Africa. These operations involve the mining of heavy mineral sands to produce ilmenite, natural rutile, zircon and pig iron. Richards Bay Minerals processes the ilmenite to produce titanium dioxide slag and high purity iron.

Richards Bay Minerals has rights to over 1 billion tonnes of heavy mineral sands reserves. This should be sufficient to sustain mining for approximately 20 years. In the early 1990’s, a new furnace and mining plant were installed at a total cost of US$300 million. The fifth sand mining plant, Mining Plant E, was completed under budget in November 1999 at a cost of approximately US$189 million. This plant, along with an expansion to Mining Plant A, also completed in 1999, should allow Richards Bay Minerals to maintain an annual titanium slag capacity of around one million tonnes for the foreseeable future. Due to an oversupply in the slag market, Richards Bay has been operating at less than its rated slag capacityduring calendar year 2002.

Richards Bay Minerals has full rights to the mining leases of all its reserves. Richards Bay Minerals’ mining leases are valid for the remainder of the mine life, although this may be affected by legislative changes flowing from the South African mining charter. Refer to “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter” for further information.

Richards Bay Minerals mines heavy mineral sands from five ponds located in coastal dunes using a dredging process. A large artificial freshwater pond is created in the dunes, on which the dredge and concentrator plant float. Burrowing into the mining face of the dune, the dredge advances at a rate of two metres to three metres per day, depending on the height of the dune. As the sand face is undermined it collapses into the pond, a slurry is formed and is sucked up and pumped to a floating concentrator. In the concentrator, the heavy minerals are separated from the lighter sand particles by using a gravity separation process, and stockpiled as heavy mineral concentrate for transportation to the mineral separation plant. The sand residue is used for dune reshaping and rehabilitation.

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

Approximately 90% of the titanium dioxide slag produced by Richards Bay Minerals is suitable for the chloride process of titanium dioxide pigment manufacture and is sold internationally under medium-term contracts. The zircon, rutile and pig iron are sold as end products both internationally and locally.

We have a 100% interest in TiGen, a heavy mineral sands resource located at Moebase in Mozambique, 500 kilometres north of Beira. A preliminary feasibility study was completed in 1996 and concluded that the ilmenite from Moebase could be treated to produce a good quality chlorinatable slag. In 1997, we began a phased feasibility study of TiGen, which has not yet been completed. Test work and analysis relating to this study is also being conducted. Results to date indicate that the resource contains ilmenite, rutile and zircon and is one of the world’s major heavy mineral sands deposits, comparable in size to Richards Bay Minerals.

Reserves and Production

The table below details our titanium minerals reserves in metric tonnes as estimated at January 1, 2003.

	Ore type	Proved Reserves	Probable Reserves	Total Reserves	BHP Billiton Group Interest
		(millions of tonnes)			(%)
Titanium Richards Bay Minerals	TiO2 Slag	9.3	16.2	25.5	50

The table below shows Richards Bay Minerals titanium minerals production for the two years ended December 31, 2002, in which we have a 50% interest. The data shown below is sourced from TZMI Mineral Sands Annual Review 2002.

	Year ended December 31,
	2002	2001
	(thousands of tonnes)
Titanium slag(1)(2)	810	875
Rutile(2)	90	90
Zircon(2)	260	245

(1)	TZ Minerals International Pty. Ltd. estimates Richard Bay Minerals’ slag production from data reported by Rio Tinto.
(2)	TZ Minerals International Pty. Ltd. estimates Richards Bay Minerals’ rutile and zircon production from a variety of industry sources.

Market Conditions

Over 90% of the world’s titanium is used in the form of titanium dioxide pigment in the paint, paper and plastics industries. Titanium dioxide pigment is produced from titanium dioxide feedstocks, namely rutile, synthetic rutile, titanium dioxide slag and ilmenite. These feedstocks are derived from titaniferous minerals occurring in heavy mineral sands and some hard rock ores. Ilmenite and rutile occur naturally, while synthetic rutile and titanium dioxide slag are produced by processing ilmenite.

There are two ways of producing titanium dioxide pigment from feedstock, namely the chloride process and the sulphate process. The chloride process requires feedstocks with a higher titanium dioxide content, such as rutile, synthetic rutile, titanium dioxide slag and some ilmenite, and is capable of producing pigment of superior color and quality for a number of end uses. Accordingly, chlorinatable titanium dioxide feedstocks achieve premium prices and the chloride process is now more commonly used. Approximately 60% of the world’s pigment processing capacity currently uses the chloride process and it is expected that this share will continue to grow.

Titanium dioxide pigment consumption has historically grown largely in line with North American and European GDP. Overall, demand for titanium dioxide feedstock should grow in line with titanium dioxide pigment consumption, although demand for chlorinatable feedstock is expected to grow at a higher rate. The bulk of demand for titanium dioxide feedstocks comes from a few major consumers, including Du Pont, Huntsman Tioxide, Kerr McGee Chemicals, Millennium Chemicals and Kronos. The bulk of supply comes from a number of major producers, including Richards Bay Minerals, QIT, a subsidiary of Rio Tinto, and Iluka. Richards Bay Minerals is the second largest producer of titanium dioxide slag with approximately 17% of global titanium dioxide feedstock output in terms of contained titanium dioxide units. Supplies of titanium dioxide slag feedstocks are increasing and may increase further in the future as a result of increased production by recent entrants to the industry, such as Anglo-American and Ticor South Africa.

Co-products of heavy mineral sands mining and titanium dioxide slag production include zircon and high purity iron. Zircon is extracted, alongside ilmenite and rutile, as part of the initial mineral sands beneficiation process. The major applications of zircon are as an opacifier in ceramic glazes, in the production of steel and glass and as a moulding sand in foundries. In producing titanium dioxide slag, ilmenite smelters can recover iron in the form of high purity pig iron from which low manganese pig iron is produced. This is a niche product at the upper end of the iron market and is used mainly in ductile iron castings in the automobile industry.

Technology

We operate three industrial research and development laboratories, in Melbourne and Newcastle, both in Australia, and Johannesburg, South Africa, which serve the needs of our Customer Sector Groups. The tasks of the laboratories are to:

•	assure optimal technology is employed at our operations;

•	support our marketing programs, especially in carbon steel, with predictive modeling of various material sources when used by our customers in their products; and

•	develop new technology to provide growth.

The first two activities mentioned above form the bulk of our technology work, and to ensure alignment with the Customer Sector Groups, these activities are paid for by the business groups. Our proprietary Falcon® gravity gradiometry is a good example of the type of new technology development we are seeking. The number of staff directly employed on these activities is approximately 180.

The three research laboratories have as their main activities:

•	Newcastle – mining, ferrous and non-ferrous minerals processing, hydrometallurgy, pyrometallurgy, mineralogy, process control, product performance, and sustainability.

•	Melbourne – developing the gravity gradiometry technology.

•	Johannesburg – non-ferrous minerals processing, bio-mining, remediation, process engineering, chemistry, microbiology and mineralogy.

Integris Metals

Integris Metals Inc. was formed effective November 1, 2001 pursuant to the terms of a Contribution and Dissolution Agreement by and among Reynolds Metals Company, NAMD Inc. and Billiton Investments Ireland Ltd. Integris is a value-added metals distributor, specialising in aluminium and stainless steel, although it also carries carbon steel, nickel, brass and copper products. These materials are sourced globally, further processed to customer specifications and delivered to customers across North America. The company has approximately 60 distribution and/or processing facilities throughout Canada and the United States.

Integris acts as an intermediary between high volume, bulk producers of metals and low volume customers seeking to use these materials to produce end-products. The largest customers are manufacturers of on-highway trucks and kitchen goods. With a customer-base in excess of 30,000, Integris is a premier supplier of products and value-added services in the metals distribution industry. Services include just-in-time delivery, supply chain management, inventory management, custom processing, as well as engineering services and technical expertise across all of the product lines. Integris furnishes metal products in all forms, to customers across all industrial segments. Industrial and residential kitchen appliances, ultra luxurious touring buses, high end outdoor BBQ grills, class 8 trucks, oil field materials, and electronic cabinetry are examples of the products that are produced using Integris supplied materials.

Integris is headquartered in Minneapolis, Minnesota, US. We own the business equally with Alcoa and the business employs approximately 2,385 people as at June 30, 2003.

Minerals Exploration

Our Minerals Exploration group seeks to expand our mineral inventory at new and existing sites. Targets for this group are generally large, low-cost mining projects. Minerals targeted include diamonds, copper, silver, lead, zinc, coal, iron ore and nickel. The process of discovery runs the full range from early stage mapping through drilling. The program is global and prioritises targets, consistent with our assessment of the relative attractiveness of each mineral.

Our exploration activities are organised from three principal offices in Brisbane, Australia, Vancouver, Canada and Santiago, Chile. The headquarters for the exploration group is in Melbourne, Australia. The group currently has approximately 165 employees.

Commercial

Our Commercial team provides commercialisation expertise into the Exploration and Technology activities including deal identification, due diligence, negotiation and completion with other parties. The operating team for our Falcon exploration technology (an airborne geophysical technology that measures earth density variations from an aircraft which is a competitive advantage in the exploration for new mineral deposits) is also part of this team. The number of staff in the Commercial team is 27, of which 13 are in commercial roles and 14 in the Falcon operating team.

Energy Coal

Our Energy Coal group is the world’s second largest producer and marketer of export thermal coal.

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

Douglas was commissioned in 1979. It has a nominal capacity of 8.1 million saleable tonnes per year (of which our share is 84%). Reserves at the Douglas Mine are expected to support production for in excess of 20 years.

Khutala was commissioned in 1984. It has a nominal capacity of 12.8 million saleable tonnes per year. Reserves at the Khutala mine are expected to be sufficient for at least another 30 years. Koornfontein was commissioned in 1964. It has a nominal capacity of 6.0 million saleable tonnes per year. Reserves are expected to be depleted at the Koornfontein mine before 2007.

Middelburg was commissioned in 1982. It has a nominal capacity of 17.1 million saleable tonnes per year (of which our share is 84%). Reserves are expected to be depleted at the Middelburg mine in approximately 15 years. Optimum was commissioned in 1970. It has a nominal capacity of 13.8 million saleable tonnes per year. Reserves are expected to be sufficient at the Optimum mine for approximately 20 years. Rietspruit was commissioned in 1976. It had a nominal capacity of 5 million saleable tonnes per year (of which our share is 50%). Reserves were depleted at the Rietspruit mine during 2002 and, as mentioned above, Rietspruit was closed in May 2002.

With respect to the above mentioned five coal mines, the mineral rights are held by Ingwe Collieries Ltd and they may be mined until the reserves are depleted.

The mining method used depends upon the mine type. The open-cut mines utilise draglines together with truck and shovel operation, while the underground mines adopt bord and pillar methods using continuous miners with Douglas also using a continuous haulage. Delmas, Koornfontein and Khutala are underground mines, Optimum and Middelburg are opencast, and Douglas and Rietspruit are both underground and opencast.

We have entered into three coal supply agreements with Eskom, a public electricity service company in South Africa. The first contract between the Duvha Eskom power station and the Middelburg and Douglas mines is in effect until the end of calendar year 2014, with a right at the customer’s option to extend for up to an additional 20 years. The price is a base price with escalation based on certain costs and inflation indices. The second contract with the Hendrina Eskom power station continues until the end of calendar year 2008, with a right at the customer’s option to extend for up to an additional 10 years. The price is a base price with escalation based on certain cost and inflation indices. The final contract with the Kendal Eskom power station expires on December 31, 2033. The price is a cost plus arrangement based on a formula that includes a return on invested capital and inflation price escalation. The total energy coal supplied to Eskom in 2002–2003 was 30.2 million tonnes. In addition, 25.8 million tonnes were sold to other parties in 2002–2003.

Anthracite Mine

The Zululand Anthracite Colliery, which is located in the province of KwaZulu-Natal, South Africa, 48 kilometres northeast of Ulundi, was commissioned in 1984 to supply anthracite to both local and export markets. We own and operate the colliery. We mine a low ash prime product (8% to 9% ash) and a higher ash middlings product (15% ash). From these products, we screen a number of sized products to customers’ specifications. Total production in 2002–2003 of anthracite was 0.5 million tonnes. The mine has sufficient reserves for approximately another five years of mining and the mineral lease expires in August 2009.

Richards Bay Coal Terminal

The Richards Bay Coal Terminal is located in the province of KwaZula-Natal in the northeast of South Africa. It has a capacity of 72 million tonnes per annum with the ability to handle 34 grades of product. It is owned and managed by its users. We own 37.4% of Richards Bay Coal Terminal and are the largest single shareholder. Anglo American is the second largest shareholder, holding a 27.5% interest, and Xstrata is the third largest shareholder, holding a 20.9% interest.

Australia

Mt Arthur Coal

Our Mt Arthur Coal operations consists of the Bayswater Colliery and the Mount Arthur North development area. Mining activities of the Bayswater Colliery and the Mount Arthur North development area were merged during 2001-2002 and the facility now operates as an integrated mining operation.

Bayswater Colliery is an open-cut coal mine located in New South Wales, Australia. The colliery has been in operation since 1968. After operating as a joint venture with minority Japanese and Korean participants, we acquired a 100% interest in January 2001.

Mount Arthur North is a coal deposit under development located in New South Wales, Australia adjacent to our Bayswater mine. We own the Mount Arthur North development area, which covers approximately 36 square kilometres. After a period of exploration, a development consent was granted by the New South Wales Government in May 2001 and a 21-year mining lease was signed with the New South Wales Government in June 2001. Coal production from the Mount Arthur North area commenced in April 2002.

We were awarded the exploration license for the Mount Arthur North area after winning a competitive tender process. Our license commits us to supply 15 million tonnes of coal to Macquarie Generation from January 1, 2003 to December 31, 2007.

The approved cost associated with the Mount Arthur North development is estimated at US$411 million. Our current plan is to use a truck and shovel operation producing 12.3 million saleable tonnes of coal per annum, of which 66% will be for export markets. The existing export load-out facilities and domestic conveyor are being used to transport the coal. The existing Bayswater markets form a base market for the products produced.

At Mt Arthur Coal, we produce thermal products for electricity generation and general industry use. In 2002-2003, we produced 6.4 million tonnes of saleable coal, which was sold to export and local markets. We export predominantly to Japan, Korea and Taiwan. Reserves from the Mount Arthur North coal deposit are expected to be depleted in approximately 34 years, while reserves from the Bayswater mine are expected to be developed as part of a future integration with Mt Arthur Coal.

The Mt Arthur Coal open-cut mine is a truck and shovel operation which use electric shovels for overburden stripping, a fleet of rear dump trucks for overburden removal and excavators and front end loaders to load coal. We conduct the operations on land to which we have title and access from public roads.

We load domestic coal onto a 10-kilometre overland conveyor system that connects the mine directly with the local power stations. We load export coal onto trains from the on-site train load out facility, commissioned November 2001, for delivery to Newcastle Port.

Wyong Areas Coal Joint Venture

We are the manager and agent for the Wyong Areas Coal Joint Venture, which is assessing development potential for an area of more than 250 square kilometres in New South Wales, Australia. The coal is low in sulphur and nitrogen, high in energy and capable of yielding both export and domestic products. Conceptual mine planning studies are continuing.

Togara South

We explored the Togara South reserve in central Queensland pursuant to an exploration permit that expired on February 13, 2002. A development licence (MDL 340) has since been obtained which expires September 30, 2007. The licence area potentially contains a large coal resource, which may be extractable by underground mining methods. Coal quality parametres have indicated a good quality energy coal with high calorific medium-high volatile matter, low ash and very low sulphur content. Activities are now focused upon a review of the potential integration with the adjacent mining operations managed by BM Alliance.

New Mexico

Navajo Mine

We own the Navajo surface coal mine, which is located in the Navajo Nation, New Mexico, USA. The mine has been in operation since 1963 under a long-term lease from the Navajo Nation. The lease continues for as long as coal can be economically produced. The Navajo mine has the capacity to produce eight to nine million tonnes of coal per year and is the sole supplier of coal to the Four Corners Power Plant operated by the Arizona Public Service Company. We transport coal 25 kilometres from the production areas via our railroad to the Four Corners Power Plant. We sell our coal under two contracts, each continuing until July 6, 2016. The customer has an option to extend these contracts for up to an additional 15 years. The price is a stated amount plus escalation based on certain cost indices for minimum annual quantities and an incremental price that is escalated annually for quantities in excess of these minimums, plus reimbursement of certain regulatory costs. Contractual deliveries have varied annually, principally because of generating plant shutdown schedules for maintenance and general market conditions. The bulk of the power generated at the Four Corners Power Plant is sold in California and Arizona. Reserves at the Navajo Mine will not be depleted under the current sale contracts mentioned above as these reserves are in excess of foreseeable Four Corners Power Plant requirements.

San Juan/La Plata Mines

We own the San Juan mine located in New Mexico. The mine began operating in 1974 and, under the lease arrangements applicable to the mine, we are permitted to mine the property as required to meet our coal sales obligations. All of the San Juan mine mineral leases expire between 2005 and 2010, however they are subject to renewal and/or readjusted in accordance with state and federal regulations. Reserves at the San Juan Mine are expected to be depleted by 2023. We have entered into a coal sales contract for the supply of coal to the San Juan Generating Station operated by the Public Service Company of New Mexico. Under this fuel supply contract, we are obligated to supply coal to the San Juan Generating Station until the end of calendar year 2017. We determine the price payable under the contract on a monthly basis by a formula that includes partial reimbursement of operating costs, escalation for inflation and a return on invested capital.

We also own the La Plata Mine, located northeast of the San Juan Mine. This mine provided an additional source of coal, which also supplied the contract to San Juan Generating Station. The mine began production in August 1986. Mining at La Plata Mine ceased at the end of calendar year 2002 and the mine-site is now undergoing reclamation. Under the La Plata Mine lease arrangements, we are permitted to operate the mine as required to meet our contractual obligations. The bulk of the power generated at the San Juan Generating Station is sold in New Mexico, Arizona and California. The state of New Mexico has passed an electricity deregulation bill that will deregulate electricity sales in 2007.

In October 2000, we approved the development of the San Juan underground mine to replace production from the existing San Juan and La Plata surface mines. Underground mining commenced February 2001. The San Juan Underground Mine will reach full production by early 2004 after a two-year construction and development period. The annual production will meet expected customer requirements, which is forecast to be 5.9 million tonnes/year. The total development capital expenditure was US$143 million. The San Juan underground mine will reduce the cost of coal supplied to San Juan Generating Station, thereby increasing their competitiveness in the western US power market. The San Juan Generating Station and San Juan Coal Company have substantially finalised various new agreements and variations to the current coal supply contract to take into account the San Juan underground development.

Colombia

In September 2000, we acquired a one-third interest in Carbones del Cerrejon SA, in the Guajira Peninsula in northeastern Colombia. Each of Anglo American and Glencore International also own a one-third interest in Carbones del Cerrejon SA. Carbones del Cerrejon SA owned and operated the Cerrejon Central mine, which was commissioned in 1992 and has a capacity of approximately 3 million tonnes per annum of high quality export energy coal utilising a traditional truck and shovel operation. Reserves within the Carbones mining lease are sufficient to maintain production at least until the mining lease expires in 2022.

In November 2000, CZN SA, a consortium owned equally by Anglo American, Glencore and us acquired the Colombian government’s 50% share of Cerrejon Zona Norte, an open-pit coal mine in the northeastern part of Colombia. Cerrejon Zona Norte was commissioned in 1986 and has a nominal capacity of 19 million tonnes per year. The mining method used is a truck and shovel operation with electric shovels for overburden stripping, a fleet of rear dump trucks for overburden removal and excavators and front end loaders to load coal. Intercor, a wholly-owned subsidiary of ExxonMobil Corporation, owned the remaining 50% interest and was the mine operator. Effective February 21, 2002, Intercor was acquired by the consortium. Reserves within the Cerrejon Zona Norte partnership mining lease are expected to be sufficient to maintain production at least until the mining lease expires in 2034.

Following the Intercor acquisition the Carbones del Cerrejon and Cerrejon Zona Norte mines have been integrated and are now managed independently by the consortium. This combined operation is now called Cerrejon Coal Company.

In October 2002, the consortium approved the progressive expansion of Cerrejon Coal Company to 28 million tonnes per annum within the next five years to meet the growing demand in Europe and the Americas.

Cerrejon Coal Company utilises a dedicated 150-kilometre rail line and port infrastructure at Puerto Bolivar to deliver coal to the ultimate consumer.

Reserves and Production

The table below details our energy coal reserves in metric tonnes, and is presented in 100% terms as estimated at June 30, 2003.

Assigned Thermal Coal Reserves:		Marketable on air-dried basis

	Deposit (1)	Mining(2) Method	Coal (3) Type	Mined Recoverable (4) Tonnes	Tonnes (4)	Calorific Value	Calorific Value	Sulphur	Total Moisture (5)	BHP Billiton Interest
				(millions)	(millions)	(Kcal/kg)	(Btu/lb)%		%	%
New Mexico(6) (7)
	La Plata(8)	OC	Th	0	—	—	—	—	—	100
	Navajo	OC	Th	232	232	4800	8640	0.84	13.0	100
	San Juan	OC & UG	Th	85	85	5300	9540	0.70	9.0	100
	Sub-total			317	317
South Africa(7)
Operating mines	Douglas	OC & UG	Th	253	184	6470	11650	0.74	8.0	84
	Khutala	OC & UG	Th	371	373	4540	8170	0.94	8.0	100
	Koornfontein	UG	Th	23	15	6570	11830	0.75	7.5	100
	Middelburg	OC	Th	260	218	6400	11520	0.62	6.7	84
	Optimum	OC	Th	376	293	6680	12020	0.52	8.0	100
	ZAC	OC & UG	Anth	5	3	7470	13450	0.90	6.3	100
	Sub-total			1288	1086
Australia(7)
Operating mine and project	Mount Arthur Coal	OC & UG	Th	479	444	6390	11500	0.58	10.2	100
Colombia(7)
Operating mines	Cerrejon Coal Company	OC	Th	769	759	6198	11160	0.54	13.7	33.3

Unassigned Thermal Coal Reserves: (7) (9)		Marketable on air-dried basis

	Deposit (1)	Mining (2) Method	Coal (3) Type	Mineable Recoverable (4) Tonnes	Tonnes	Calorific Value	Calorific Value	Sulphur	Total Moisture (5)	BHP Billiton Interest
				(millions)	(millions)	(kcal)	(Btu/lb)%		%	%
Projects	Leandra North (10)	UG	Th	215	—	—	—	—	—	100
	Klipfontein (Klipspruit)	OC	Th	79.5	67.0	5490	9880	0.6	9.0	100
Un-developed	Pegasus	OC	Th	10	9.0	6570	11830	0.54	0.80	100
	Sub-Total			304.5	76

(1)	Third Party Reserve Audits have been undertaken on the following operations: Mt Arthur North, May 2000/2001, Dr I Blaydan of Geological of Management Services Pty Ltd; and Cerrejon Zona Norte (section of Cerrejon Coal Company), August 2000 and December 2001, Mr P Riley, Exploration Computer Services, Lakefield, Colorado. San Juan Mine: 1) Audit of the underground resource and reserve conducted in June 2000 conducted by Skelly & Loy, Inc.; and 2) Audit of the technical design, modeling and planning data for the proposed underground mine feasibility studyconducted by Marston & Marston, Inc in September 2000. This review included a review of the San Juan and La Plata modelling and planning data.
(2)	Mining method: OC = open-cut, UG = underground
(3)	Coal type: Th = thermal coal, Anth = Anthracite
(4)	Recoverable coal reserve (tonnes) is the sum of Proven and Probable coal reserve estimates, which include allowances for diluting materials and for losses that occur when the coal is mined. New Mexico Recoverable tonnes are at the moisture content when mined. South African, Australian and Cololmbian Recoverable tonnes are quoted on an air dried basis. Marketable coal reserve (tonnes) are the tonnages of coal available, at specified moisture and air dried quality, for sale after beneficiation of the Recoverable coal reserves. Note that where the coal is not beneficiated the recoverable tonnes is the marketable tonnes with moisture adjustments where applicable.
(5)	Coal moisture content is on an as received basis.
(6)	Mining recovery for Navajo Mine is 95%; San Juan Surface mining is 95%; and San Juan Underground mining is 55%.

(7)	Drill spacings of between 125m by 125m and upto 750m spacing are used for energy (thermal) coal proven reserves. A drill spacing of 500m to 1000m is used for probable reserves at New Mexico; for the South African and Colombian sites the probable reserve category is not used.
(8)	The reserves of La Plata Mine (1mt) were depleted during 2002-2003 and the assets are currently being reclaimed and the mine closed.
(9)	The unassigned, undeveloped coal reserves are based on feasibility studies.
(10)	No market exists currently for Leandra North therefore no marketable tonnes available.

The table below sets forth our energy coal production for the three years ended June 30, 2003, 2002 and 2001. Production data shown is our share unless otherwise stated.

	BHP Billiton Group Interest	BHP Billiton Group Share of Production
		Year ended June 30,
		2003	2002	2001
	(%)	(millions of tonnes)
Energy Coal
New Mexico	100	14.16	13.25	14.93
Ingwe
Optimum(1)	100	13.79	12.49	13.10
Middelburg(1)	84	14.22	14.15	14.25
Douglas(1)	84	6.75	7.07	7.31
Koornfontein(1)	100	6.11	6.08	5.32
Khutala(1)	100	12.83	12.31	12.80
Riestpruit(1)	50	—	1.44	2.13
Delmas(1)	100	—	1.64	2.25
Glisa(1)	100	—	—	0.44
Matla(1)	50	—	—	3.20
Zululand Anthracite Colliery(1)	100	0.54	0.53	0.51

Sub total		54.24	55.71	61.31
Mount Arthur Coal(1)	100	6.44	4.56	5.30
Colombia(1)(2)	33	6.59	4.70	2.83
Indonesia(3)	80	0.27	4.62	8.43

Total		81.70	82.84	92.80

(1)	These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001.
(2)	We acquired our Colombian energy coal interests in September and November 2000. In addition, on February 21, 2002, we acquired another one-sixth interest in Cerrejon Zona Norte, increasing our interest to one-third of Cerrejon Zona Norte. As a result of this transaction, we currently own a one-third interest in both our Colombian coal assets.
(3)	The BHP Billiton Group historical energy coal production from Indonesia has been sourced from PT Arutmin mine and Kendilo mine. We sold our 80% share of PT Arutmin on November 30, 2000 and now only provide marketing services to the operation. Production at the Kendilo mine ceased in September 2002.

Regulatory and Fiscal Terms

South Africa

Please refer to the discussion contained within the business description for the “Carbon Steel Materials” Customer Sector Group under the subheading “Regulatory and Fiscal terms – South Africa”.

Refer also to the subheading “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter” above for a discussion of the South African mining charter.

Colombia

Please refer to the discussion contained within the business description for the “Stainless Steel Materials” Customer Sector Group subsection under the subheading “Regulatory and Fiscal terms – Colombia”. Different royalty rates apply to the various energy coal contracts to which the entities in which we own a share are a party. The 35% income tax rate and the 7% remittance tax rate described apply to our Colombian energy coal interests.

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

The export energy coal market generally refers to the supply of energy coal to countries with insufficient or uneconomic domestic coal production. The global export energy coal market is largely a seaborne market, with land traded coal accounting for typically 9% of exports. Key coal exporting nations, like Australia, China, Indonesia and South Africa, ship coal into the Pacific market and Europe.

The export energy coal market is the most rapidly growing segment of the global coal industry, having expanded by 6.1% per annum from 1996 to 2000, from 275 million tonnes to 351 million tonnes. Exports expanded a further 11.4% in 2001 to 391 million tonnes and by 2.0% in 2002 to 399 million tonnes. Global thermal coal trade in calendar year 2003 is expected to reach 428 million tonnes , up 7.3%.

Coal trade in the Pacific market grew at an average annual growth rate of 9.0% for the four years to 2000 and 9.3% in 2001. The market increased by 6.45% in 2002 and is expected to increase by 5.2% in 2003. Similarly, the Atlantic market grew at an annual growth rate of 3.0% for the four years to 2000 and by 14% in 2001. However, the Atlantic market contracted by 0.77% in 2002 following such strong growth in previous years and strong inter fuel competition. In 2003, the Atlantic market is forecast to increase by 3.4%, with strong growth in the US.

Growth in energy coal demand is closely related to growth in electricity consumption. The Energy Information Administration reports that net worldwide electricity consumption increased at an average rate of 2.2% per annum between 1990 and 1999, and is projected to increase at an average rate of 2.4% per annum from 1999 to 2020, with the highest growth rates expected in Asia. The demand for electricity will continue to be driven by population growth and increases in per capita income. In 2002, coal provided approximately 37% of the energy used for global electricity generation. Seaborne energy coal imports are expected to increase to satisfy this growing demand.

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

Australia is the largest exporter of energy coal. It benefits from a particularly strong position in the Japanese market where it accounted for approximately 51% of all energy coal imports in 2002. Australia’s leading position is a result of its high quality reserves, competitive production costs, history of reliable supply and relative proximity to key Asian markets.

Indonesia was the second largest exporter of energy coal in 2003. Despite Indonesia’s proximity to key Asian markets, Indonesian energy coal exports have been adversely affected by Indonesia’s political instability and a regulatory climate that inhibits foreign investment in Indonesia. In addition, most of Indonesia’s coal production is of a poor quality, and growing internal demand for coal is a further limitation on Indonesia’s ability to export energy coal.

China, the third largest exporter of energy coal in 2003, has rapidly increased its exports in recent years has close proximity to the Pacific market.

South Africa was the fourth largest exporter of energy coal in 2003, with most of its exports going to the European market. Its strong market share is primarily due to reliability of supply, a competitive domestic cost structure and freight rates comparable with its major competitors.

Colombia, the fifth-largest exporter of energy coal, has low cost, high quality reserves, and a close proximity to the growing US market.

Stainless Steel Materials

Our Stainless Steel Materials Customer Sector Group is the western world’s fourth-largest nickel metal producer and the second-largest producer of ferrochrome.

Nickel

Cerro Matoso

We own 99.82% of the shares in Cerro Matoso S.A., a company incorporated under the laws of Colombia. Current and former employees hold the remaining interest in Cerro Matoso.

Through Cerro Matoso, we own an integrated open-pit mine and ferronickel smelter. The mine is located in northern Colombia, 400 kilometres south of the Caribbean port of Cartagena. We access the site from a national highway. The orebody is geologically similar to other lateritic nickel deposits but has the advantage of a relatively high nickel grade and a concentrated mining area, which lends itself to simple and efficient open pit mining. The smelter at the mine produces ferronickel granules with an average chemical composition of approximately 35% nickel and the balance iron. Low levels of carbon, phosphorous and sulphur make it a preferred product for stainless steel producers.

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

In January 2001, Cerro Matoso commissioned a second production line at the mine at a cost of US$298 million. The development was a duplication of the existing ferronickel plant. We are in the process of increasing total nickel production at the mine from approximately 28,000 tonnes per year to more than 50,000 tonnes per year. Our currently planned project life is through to 2021.

QNI

Through our wholly owned subsidiary QNI Pty Ltd, we own and operate the Yabulu nickel and cobalt refinery located 25 kilometres northwest of Townsville, Queensland, Australia.

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

The Yabulu refinery is a major laterite nickel refinery with an annual production capacity of approximately 30,000 tonnes of nickel and 2,000 tonnes of cobalt. Record production was achieved in 2002-2003 of 31,176 tonnes of nickel and 1,875 tonnes of cobalt, with a increase in the purchased ore grade in 2002-2003 contributing to this result.

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

Exploration and Development

Through QNI, we own the Ravensthorpe nickel project in Western Australia on which we hold mining tenements expiring in 2019, with an option to extend to 2040. The Ravensthorpe project comprises a proposed laterite nickel mine and acid leaching plant and an associated expansion at Yabulu to refine intermediate product produced. We are undertaking a feasibility study for Ravensthorpe. We estimate that the project, which we expect would have a combined cost, including the Yabulu refinery extension, of approximately US$1 billion (based on our current expectations for future exchange rates), would take approximately three years to construct, and would provide approximately 45,000 tonnes per annum of nickel in a concentrated intermediate product for refining at an expanded Yabulu refinery. If implemented, we anticipate that the project would result in a reduction in Yabulu’s unit costs.

We are continuing other worldwide exploration in both laterite and sulphide nickel regimes. At the San Felipe project in Cuba, we hold a 75% managing interest in an International Economic Association Contract, with the Cuban government entity Geominera SA holding the remaining 25% interest. A concept study has been completed following geological and initial metallurgical testwork, with pressure/atmospheric leaching indicating good recoveries. We hold a 75% managing interest in the Gag Island Project in Indonesia with Aneka Tambang holding the remaining 25% interest. In February 2002, work was suspended on the Project following the failure of a forestry issue to be resolved by the Indonesian Government. In Canada, our joint venture with Virginia Gold Mines Inc. has undertaken drilling in the Lac Gayot project in Quebec. The initial drill results confirmed the presence of potentially significant nickel mineralisation, and we are continuing with further investigations.

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

Samancor operates seven chrome ore mines, comprising two open pit and five underground operations, as well as three fully integrated chrome alloy plants located in the Mpumalanga and Northwest Provinces of South Africa. The mines and alloy plants are all linked to South Africa’s rail and road networks, including access to South Africa’s shipping ports of Durban and Richard’s Bay. Samancor also has a 50% share in a joint venture with Xstrata Ltd, comprising two electric furnaces operated by Xstrata Ltd at it Wonderkop site, North West Province. Power is supplied to the Samancor operations from the South African national grid under contract with Eskom, the local power utility.

Samancor’s chromite operations are organised under two mining centres: Eastern Chrome Mines based at Steelpoort and Western Chrome Mines at Mooinooi.

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

Western Chrome has three mines operating currently: Millsell, which was commissioned in 1957 and has a nominal capacity of 428,000 saleable tonnes per year; Moinooi, which was commissioned in 1976 and has a capacity of 700,000 saleable tonnes per year; and Buffelsfontein East, which has a nominal capacity of 240,000 saleable tonnes per year. In June 2003 the Western Chrome Elandsdrift mine was closed as part of a restructuring of mine operations. Elandsdrift production is being replaced through an upgrading of the Millsell mine. Reserves are expected to be depleted from the Western Chrome mines in 2013.

Mining methods vary across the group in line with the nature of the orebodies mined. Underground operations utilise both scraper and load-haul-dump mining techniques. Surface mining employs loaders and truck haulage. Ore processing comprises beneficiation using screening and gravity separation equipment producing varying specification concentrates. Samancor sells some of the ores and concentrates, but it converts the majority of the concentrates into ferrochrome using submerged and direct-current arc furnace technologies.

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

Samancor has perpetual ownership over its extensive mineral lease holdings. However, under proposed South African legislation, Samancor may be required to divest undeveloped lease holdings and to convert its existing mineral leases into “New Order Leases” as prescribed by the recently published Mining Charter. Refer to “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter” for further information.

Reserves and Production

The table below details our stainless steel materials ore reserves in metric tonnes, and are presented in 100% terms as estimated at June 30, 2003.

Deposit (1)(2)(3)(4)(5)		Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserves		BHP Billiton Group Interest (%)
		Tonnes (millions)	Grade	Tonnes (millions)	Grade	Tonnes (millions)	Grade
			%Ni		%Ni		%Ni
Nickel
Colombia	Cerro Matoso	31.1	2.02	12.0	1.70	43.2	1.93	99.8
Chrome
South Africa operating mines			%Cr2O3		%Cr2O3		%Cr2O3
	Western Chrome	10	36.7	15	36.7	25	36.7	60
	Eastern Chrome	9	37.9	28	39.9	37	39.5	60

(1)	Tonnages are quoted on a dry basis. Mining dilution and mining recovery are accounted for in the reserve estimates. For chrome, ROM (run of mine) Plant Feed reported for 2003. In previous years saleable product was reported.
(2)	Reserves for nickel are estimated on the basis of a 1.1 per cent nickel cut-off, chrome is based on a 38 per cent Cr203 in situ chromitite cut-off.
(3)	Metallurgical recoveries for the operations are: Cerro Matoso 86 per cent nickel; Western Chrome 73 per cent chrome; and Eastern Chrome 76 per cent chrome.
(4)	Reserve audits for Cerro Matoso in the last three years are: July 2000, audit undertaken MRDI (Mineral Resources Development Inc.), San Mateo, California to investigate grade bias of the CMSA laboratory, on behalf of CMSA. Third party auditing has been carried out on chrome in the last year.
(5)	Equivalent drill spacing of 30m for Proved Reserve, and 60m for Probable Reserve has been used for Cerro Matoso reserve classification. For the chrome mines the known (published) continuity of the chromitite layers in the Bushveld Complex allows wide spaced drilling to delineate Proved Reserves with 300 metre square grid (no structural complexity).

The table below details our stainless steel materials production for the three years ended June 30, 2003, 2002 and 2001. Production data is shown on 100% basis.

		BHP Billiton Group Interest (%)	Year ended June 30,
			2003	2002	2001
Nickel(1)	- Cerro Matoso	99.8	46.9	40.4	31.8
	- QNI Yabulu	100	31.2	28.5	29.0

	Total		78.1	68.9	60.8

Steel and Ferroalloys(1)	Chrome alloys	60	990	837	908

(1)	These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on June 29, 2001.

Regulatory and Fiscal Terms

Colombia

In Colombia, except for a few exceptions, the subsoil is owned by the State. The State may authorise private parties to explore and develop mineral deposits under concession contracts. Until 2001, they could also be developed under Exploration and Exploitation Contracts executed with specialised agencies of the Colombian State. However, as of 2001, Colombia’s New Mining Code permits only concession contracts, which are awarded by a single entity and are subject to a standard set of conditions.

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

Exchange regulations in force permit the remittance of dividends to foreign shareholders without limitation. Dividends paid or credited on account to domicile foreign shareholders are subject to remittance tax that must be withheld at the source, at the rate of 7%.

South African and South African Mining Charter

Please refer to “Business Description – Carbon Steel Materials – Regulatory and Fixed Terms – South Africa”. For a discussion of the South African Mining Charter refer to “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter” for further information.

Market Conditions

We supply the stainless steel industry, which accounts for approximately 70% of our sales of nickel and ferrochrome. Our principal customers are ten stainless steel producer groups. The other 30% of our sales of nickel and ferrochrome is sold to the specialty alloy, chemical and refractory material industries. In 2002–2003 approximately 48% of shipments of nickel and ferrochrome were to Asia, 35% to Europe, and the balance to other areas. We base our prices for nickel and cobalt on market prices, while we generally determine chrome product prices through quarterly negotiation.

Nickel, chrome and cobalt prices remain volatile, driven by both supply and demand factors. Producers continue to be largely price takers, with active terminal or near-terminal markets defining prices. Factors influencing our stainless steel materials product market in recent years include:

•	the ready availability of stainless steel scrap, particularly from the former Soviet Union, which is generally a cheaper source of nickel and chrome, however, global scrap availability is expected to decline over the next 10 years;

•	the expectation that the laterite processing pressure acid leach technology would lead to an oversupply of nickel and cobalt depressed prices in the late 1990s;

•	the low cost of establishing ferrochrome production led to an oversupply in primary chrome, which, in combination with the availability of chrome in stainless steel scrap, has significantly depressed prices. While the inventory oversupply has now been reduced, the low cost of entry to the chrome industry remains an issue facing producers; and

•	falling world economic activity and particularly industrial production with which nickel and chrome is closely correlated.

Nickel prices historically have demonstrated greater price volatility than most other metals and the recent past has been no exception. In the 1998 Asian economic crisis the price fell below US$2.00 per pound before increasing to over US$4.00 per pound in 2000, at the peak of the recent economic cycle. Both nickel supply and demand are price inelastic within the above range and thus low prices tend to take a considerable time to induce plant closures and the price recovery is likely to be sustained only by recovery in the macroeconomic cycle. The nickel price fell briefly to below US$2.00 per pound during the 2001 economic slowdown. By June 2003 nickel was trading above US$3.70 per pound. The recent rapid increase in the nickel price is believed to have been driven by a combination of strong Chinese demand and investment fund buying; the latter on an expectation of a future nickel supply deficit. The view of most market analysts is that production is currently less than demand and that this will prevail for the next two years.

Steel

The spin-off by BHP Billiton Limited of its entire steel flat and coated products business was completed on July 22, 2002 and BHP Steel Limited, the company that owned directly or indirectly the steel flat and coated products business, ceased to be a subsidiary of BHP Billiton on that date. For accounting purposes, the spin-off is deemed completed as of July 1, 2002. BHP Billiton Limited distributed 94% of the ordinary shares in BHP Steel Limited to holders of fully-paid ordinary shares in BHP Billiton Limited in a court-approved scheme of arrangement. The balance was retained by BHP Billiton and sold under a sale facility arranged by us in connection with the demerger. The scheme was subject to a court determination as to the fairness of the transaction to the shareholders of BHP Billiton Limited as well as the approval of the shareholders of BHP Billiton Limited and BHP Billiton Plc at a shareholders’ meeting of each of the companies. On July 15, 2002, BHP Steel Limited was listed on the Australian Stock Exchange as an independent company. Under UK GAAP, as the spin-off became unconditional on July 1, 2002, the spin-off was consummated on that date. Under US GAAP, a measurement date was reached on June 26, 2002 when shareholders approved the demerger. For both UK and US GAAP, the Steel operations are treated as discontinued in the BHP Billiton Group Annual Financial Statements.

The implementation of the DLC structure in June 2001 and the consequent re-weighting of the combined asset base towards natural resources crystallised our view that shareholder value would be maximised and the business performance of our steel business better assured through the spin-off of that business into a separately listed company. As a result of the spin-off, BHP Billiton Limited and BHP Steel Limited can each focus its attention and financial resources on its respective core businesses.

Following the spin-off, we provide BHP Steel with the majority of its iron ore and coking coal requirements.

The following table sets forth our production of steel and nominal operating capacity for the two years ended June 30, 2002.

	Year ended June 30,
	2002		2001
	Actual Production	Nominal Capacity	Actual Production	Nominal Capacity
	(tonnes)		(tonnes)
Raw Steel
Australia	4,754,000	5,000,000	4,830,000	5,000,000
New Zealand	552,000	600,000	602,000	600,000
US (50% share)	800,000	770,000	766,000	750,000

Up until July 22, 2002, we supplied steel into Australia and exported steel products to Asia, North America, Europe and the Pacific. We also manufactured and distributed steel building products both in Australia and overseas. At that time our steel operations were organised into four business reporting segments:

•	Hot Rolled Products - manufacturing and distributing slab, hot rolled coil and plate;

•	Coated Products Australia - servicing customers through a network of distribution and manufacturing facilities throughout Australia and producing tinplate and blackplate as well as a wide range of branded products such as COLORBOND® pre-stained steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products;

•	New Zealand Steel - producing a full range of flat steel products for both domestic and export markets; and

•	Coated Products Asia - manufacturing and distributing a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

Health, safety and environment

Our facilities and operations are subject to extensive general and industry-specific environmental, health and safety regulations in countries where we operate. These regulations include those relating to mine restoration, the handling and disposal of hazardous and non-hazardous materials and occupational health and safety.

We believe that we are in compliance, in all material respects, with existing health, safety and environmental legislation and regulations in all the countries where we operate. We employ health, safety and environmental experts to advise us on technical and regulatory matters relevant to the management of our facilities and operations and we continually invest in plant and equipment to ensure that we comply with our obligations under health, safety and environmental laws and regulations.

The costs of future compliance or further investments required to meet health, safety and environment laws and regulations are difficult to estimate but we consider it unlikely that these costs would have a material adverse effect on our financial position or results of operations.

Our approach to site rehabilitation and remediation is incorporated in our Charter (our Charter is a statement that outlines the Group’s purpose, values and overall mission), which states that we have an overriding commitment to health, safety, environmental responsibility and sustainable development. This is further codified in our Health, Safety, Environment, and Community Policy, which states that we will:

•	meet and, where appropriate, exceed applicable legal requirements;

•	set and achieve targets that include reducing and preventing pollution; and

•	strive to achieve leading industry practice.

In addition, we follow management standards that form the basis for the implementation of our Health, Safety, Environment and Community policy and associated management systems at all levels. They cover the entire life cycle of operations including decommissioning, closure and rehabilitation.

To complement the management standards, we require our sites to assess their potential exposure to Human Rights issues using a self-assessment tool. This is consistent with our target of ensuring that we are involved in no transgressions of the Principles contained in the United Nations Universal Declaration of Human Rights.

At June 30, 2003, our provision for site rehabilitation and environmental contamination remediation was US$2,025 million. The more significant sites covered by this provision and the type of rehabilitation and/or remediation work contemplated is as follows:

•	A provision for the closure costs of all our Southwest Copper facilities as well as the remediation costs for the Pinal Creek State Superfund site in the State of Arizona. We, along with other parties, are remediating groundwater contamination related to the mining activities associated with this state superfund site.

•	Provisions for decommissioning, closure and rehabilitation for our energy coal mines in the US and South Africa, metallurgical coal mines in Queensland, bauxite mines at Worsley in Western Australia, iron ore operations in Western Australia and oil and gas operations in the UK and Australia.

There is a serious problem with HIV/AIDS infection among our Southern African workforce, as there is in Southern Africa generally. The World Health Organisation estimates that a representative percentage of the Southern African population is living with HIV/AIDS. The HIV/AIDS infection rate of our Southern African workforce is expected to increase over the next decade. The costs and lost worker’s time associated with HIV/AIDS may adversely affect our Southern African operations. We have set up universal health insurance for all employees as a condition of employment. Funding provided by the company for all employees ensures that appropriate affordable insurance is available including provision of relevant treatment for HIV/AIDS, and in some cases this is associated with a managed care program to ensure that HIV/AIDS is properly coordinated and funding provided is used in an optimal manner. Entry into HIV/AIDS treatment programs provided through the medical insurers is fully confidential to the employee.

Aluminium

We are actively involved within the Aluminium industry to develop protocols for measurement and management of greenhouse gas as a consequence of Aluminium production. Our operations focus is on the reduction of greenhouse gas intensity through the implementation of technology and management of ongoing operation practices to improve performance.

Carbon Steel Materials

In January 1998, we sold our electrolytic manganese dioxide business at Newcastle, Australia. As part of the transaction we issued a guarantee to the benefit of the purchaser, Delta Electrical Industries Ltd, covering certain of our obligations under the sale agreement. The transaction was an asset sale and the guarantee is not limited in amount but is limited in duration. Our guarantee to Delta Electrical Industries LTD expires on December 28, 2027. Our obligations under the guarantee relate to any prior contamination of the ground both at the former facility site and Kooragang Island at Newcastle, the former waste disposal site. We built our facility on land reclaimed from our former steel business. We cannot accurately determine our potential liability at any point in time during the term of the guarantee. However, we do not consider that the cost, if any, will have a material adverse effect on our financial position or results of operations.

In 2002, the environmental regulation of tailings dams (which are tailings storage facilities) in Queensland was transferred to the Environmental Protection Agency (QEPA). Upon transfer of the regulatory power, the QEPA set criteria for determination of “hazardous materials”. The criteria include aspects of the physical and chemical properties, and the volumes of materials. Under the new criteria, all tailings dams at our Queensland coal mines are considered “hazardous”. Under this regulation, operations will be required to conduct annual audit of the geotechnical integrity of the tailings storage and provide the audit report along with engineering certificate to the QEPA. Our Queensland coal operations fully comply with the requirement of the regulation.

Energy Coal

We recognise the potential implications of the December 1997 Kyoto Protocol, which established a binding set of emission targets for developed countries ratifying the Kyoto Protocol. Despite the United States, Australia and certain other countries not ratifying the Protocol, the Governments of these countries have agreed that they would continue negotiations to operationalise the Kyoto Protocol. Subsequent negotiations have advanced the flexibility mechanisms intended to lessen the economic costs to participating countries meeting their emission limitation obligations.

We respond to these challenges through the active integration of these issues in key decision making areas, the spread across developed and developing countries of our coal production and use, our acknowledged leadership in the development of the industry’s sustainability positions, and Energy Coal’s active participation in our sustainability activities and programs.

Stainless Steel Materials

The proposed European New Chemicals Policy (NCP) was published for comment on workability in May 2003. The core of the Policy is the REACH system, meaning Registration, Evaluation and Authorisation of Chemicals. The main objective of REACH is for manufacturers, imports and downstream users of chemical substance to assure that the substances manufactured or imported can be used without negatively affecting human health or the nevironment. The policy as drafted will impose more stringent requirements for evaluation of substances that are marketed in the EU. Under the New Chemical Policy, the burden of proof will be with the industry. The European metals industry has raised serious objections as to the workability of the policy and in particular the more stringent and discriminatory nature of the proposed policy to metallic ores and alloys as compared to their organic based equivalents. The EU metals industry along with commodity and industry associations put forward recommendations to improve the workability of REACH system for metals. We participated in providing comments and recommendation via relevant industry associations. The draft NCP will be tabled for discussion at EU parliament during 2004 sitting.

Petroleum

Certain health, safety and environment issues and developments currently relevant to our petroleum operations are summarised below.

In May 1998, we divested our petroleum businesses in Hawaii. We indemnified the buyers for certain past liabilities and has capped this indemnification at less than US$10 million, some of which has now been spent. Following the divestment, we retained some environmental liabilities for which we have indemnified the buyer and which are uncapped, as described below.

We operated a petroleum terminal, now decommissioned, at a site that is within an area that has since been declared a Hawaii State Superfund Site. We are currently participating in a voluntary effort with a number of other parties to undertake site assessment, to be followed by a risk assessment, and ultimately risk-based corrective actions.

Also within the Superfund area is land owned by us, which previously contained a manufactured gas plant. Litigation over a claim brought by a neighbor, Castle & Cooke, asserting that contamination on its property arose from this land, was settled in December 2000. We have engaged a contractor to remediate the former gas plant site to the satisfaction of the Hawaii Department of Health and to meet conditions of the Settlement Agreement. The State of Hawaii has previously requested information from us with respect to contaminated material unearthed in the vicinity of another former manufactured gas plant site, in Hilo.

Odor incidents from the United Kingdom Liverpool Bay Offshore operations are recognised as a potential risk that requires continued vigilance. An air monitoring and modeling system was established during 1999 as a means of predicting and controlling possible nuisance odors.

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

Base Metals

The proposed European New Chemicals Policy will affect products imported to Europe. The Base Metals products would be affected by the Policy and is actively working with industry to ensure metals in various intermediate stages of processing receive fair treatment under the new regime.

South West Copper’s Superior property is an inactive underground mine, mill and smelter complex. Smelting activity at the site ceased in 1971 and mine and mill operations ceased in 1996. The property is currently on care and maintenance. To address an EPA finding that “further assessment is required” at the site, a Voluntary Risk Program work plan has been filed with the Arizona Department of Environment Quality to determine whether there are any health risks associated with possible elevated metal levels on private property adjacent to the site.

At the closed Elliot Lake uranium properties, licenses for long term care were issued in September 2002 by the Canadian Nuclear Safety Commission for 5 historic properties. The remaining 3 properties will be added to the license after public hearings to be held by the third quarter of calendar year 2003. The license is subject to renewals at a time period set by the Commission currently at 3-5 years. Renewals may result in more stringent environmental limits and a longer active treatment period for some sites.

Our operating, inactive and closed mine properties must maintain and annually review closure plans and provisions according to company policies and guidelines. At all of our sites, developments in government policy or legislation can affect operating mines and requirements for other environment, health and safety matters . In all jurisdictions where we operate, we work proactively with industry associations, government bodies and affected stakeholders to ensure policies and regulations are based on sound principles and to plan effectively for changes as they arise.

Diamonds and Specialty Products

The Water Licence for the EKATI Diamond Mine is required to be renewed by December 31, 2004. This licence is the operating licence for the mine and was issued in January 1997. Since then, the regulatory regime has changed significantly and regulatory requirements have tightened, as evidenced by water licences being re-issued recently by the Mackenzie Valley Land and Water Board, one of which was for the Sable, Pigeon and Beartooth kimberlite pipes development at EKATI. Although the regulatory environment has become more stringent, we are maintaining compliance with all terms and conditions.

On June 9, 2000, the government in the Territorial Court of the Northwest Territories issued an indictment against our subsidiary, BHP Billiton Diamonds Inc., charging eight counts of violations of the Fisheries Act of Canada based on the alleged deposit of a deleterious substance and the harmful alteration, disruption or destruction of fish habitat in three lakes near the EKATI Diamond Mine. On June 5, 2001, at a preliminary hearing, four of the counts were dismissed due to insufficient evidence. In December 2002, the Supreme Court of Northwest Territories cleared us on the remaining charges.

Freight Trading and Logistics

We have a centralised ocean freight group which manages our in-house freight requirements.

The primary purpose of the group is to create competitive advantages for us through the procurement and operation of quality and cost effective shipping, and to contribute to group profitability by trading freight and carrying external cargoes.

The group participates primarily in the dry bulk sector aligned with our major trades and handles approximately 80 million tonnes of cargo. At any one time we have approximately 90 ships employed making the group one of the world’s largest users of dry bulk shipping. The vast majority of vessels are chartered under various commercial terms though the group retains a minor equity interest in eight vessels. Combined with external freight the total turnover of the group is approximately US$900 million per year.

The group is based in the Hague, Netherlands where it is an integral part of the our Marketing function. A smaller Melbourne-based group is in place to directly support Australian and Pacific-based shipping activities.

In addition to its freight management and trading activities, the group incorporates a skill base to manage its marine risk and provide technical support for the equity vessels.

We hold a number of marine related investments including a shareholding in shipping risk manager “Rightships” of Melbourne, and an Australia-based ship manager contracted to undertake technical management of owned vessels.

Energy Marketing and Trading

Energy Marketing and Trading (EMT) was set up in July 2002, with the responsibility of co-ordinating and expanding our marketing activities in the energy commodity markets, namely coal, gas and electricity. The group is based in the Hague, Netherlands and is part of our Marketing function.

EMT’s activities consist of:

•	Purchases and sales of physical natural gas and power in the UK and continental Europe

•	Provision of value added gas, power and coal risk management solutions to customers

•	Asset optimisation, including 24 hour cover

•	Logistics and transportation arrangements

•	Leveraging off existing assets and physical positions to access new markets

EMT is currently active in purchasing and selling physical gas and electricity in the UK and physical electricity purchasing and selling in Germany. Where required, EMT also buys or sells pipeline entry capacity to transport gas onto the UK gas grid called the National Transmission System. Most products are transacted over the counter and are principal-to-principal transactions in the wholesale market.

In the UK, gas is purchased and sold under a standard contract referred to as NBP 97 and also under the standard Beach 2000 contract. Electricity in the UK is purchased and sold under a standard contract referred to as a GTMA (grid trading master agreement). In Germany, electricity is purchased and sold under a standard contract referred to as an EFET contract (electricity forward trading agreement). The turnover of the group for the year ended June 30, 2003 was US$563 million.

C.	Organisational Structure

General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise following the completion of the DLC merger in June 2001. You should refer to exhibit 8.1 of this annual report for a list of BHP Billiton Limited and BHP Billiton Plc subsidiaries.

DLC Structure

On June 29, 2001, BHP Limited and Billiton Plc completed the formation of a Dual Listed Companies structure, or DLC. To effect the DLC, BHP Limited and Billiton Plc entered into certain contractual arrangements which are designed to place the shareholders of both companies in a position where they effectively have an interest in a single group that combines the assets and is subject to all the liabilities of both companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings. BHP Billiton Limited has a primary listing on the Australian Stock Exchange (ASX) and secondary listings in London, Frankfurt, Wellington and Zurich. BHP Billiton Plc has a primary listing in London on the London Stock Exchange (LSE)and secondary listings in Johannesburg and Paris. BHP Billiton also maintains an American Depositary Receipt listing of both BHP Billiton Plc and BHP Billiton Limited on the New York Stock Exchange.

The contractual agreements that BHP Billiton Limited and BHP Billiton Plc entered into to effect the DLC consist of the:

•	Implementation Agreement;

•	Sharing Agreement;

•	Special Voting Shares Deed;

•	BHP Deed Poll Guarantee; and

•	Billiton Deed Poll Guarantee.

In addition, BHP Billiton Limited adopted a new corporate constitution, and BHP Billiton Plc adopted a new Memorandum and Articles of Association.

The principles embodied in the Sharing Agreement are that:

•	the two companies are to operate as if they were a single unified economic entity, through Boards of Directors which comprise the same individuals and a unified senior executive management;

•	the Directors of the two companies will, in addition to their duties to the company concerned, have regard to the interests of holders of shares in BHP Billiton Limited and holders of shares in BHP Billiton Plc as if the two companies were a single unified economic entity and for that purpose the Directors of each company shall take into account in the exercise of their powers the interests of the shareholders of the other; and

•	the DLC equalisation principles (discussed below) must be observed.

Australian Foreign Investment Review Board (FIRB) Conditions

The Treasurer of Australia approved the dual listed merger of BHP Limited and Billiton Plc subject to the following conditions:

•	BHP Limited remains an Australian resident company, incorporated under the Corporations Law, that is listed on the Australian Stock Exchange under the name “BHP Limited” and trades under that name;

•	BHP Limited remains the ultimate holding company of, and continues to ultimately manage and control the companies conducting the businesses which are presently conducted by the subsidiaries of BHP Limited, including: the Minerals, Petroleum, Steel and Services businesses for so long as those businesses form part of the combined BHP Billiton Group (“the Group”);

•	the headquarters of BHP Limited and the global headquarters of the Group are to be in Australia;

•	the headquarters of BHP Limited and the global headquarters of the Group is publicly acknowledged as being in Australia in significant public announcements and in all public documents (as that term is defined in section 88A(1)(a) of the Corporations Law);

•	that both the Chief Executive Officer of the Group and Chief Financial Officer of BHP Limited have their principal place of residence in Australia;

•	the majority of all regularly scheduled Board meetings and Executive Committee meetings of BHP Limited in any calendar year occurs in Australia;

•	the Board of directors of BHP Limited is elected in accordance with the procedures notified in the proposal or in accordance with procedures approved by the Treasurer (for further information refer “Directors, Senior Management and Employees – Directors and Senior Management – Directors and Officers of BHP Billiton Group”); and

•	that if BHP Limited wishes to act differently to these conditions, it seeks and obtains the prior approval of the Treasurer.

For the purposes of these conditions a reference to:

(i)	“BHP Limited” means BHP Limited, ACN 004 028 077, and includes “BHP Billiton Limited” or other name adopted by that corporation;

(ii)	Corporations Law (or a provision of that law) includes any re-enactment or substitution of that law (or provision);

(iii)	“global headquarters” includes the requirement that both the Chief Executive Officer and the Chief Financial Officer of the dual listed entities, namely BHP Limited and Billiton Plc, will be based in Australia and have their principal offices and key supporting functions in Australia. In addition, the centre of administrative and practice management of BHP Limited shall be in Australia and BHP Limited’s corporate head office activities, of the kind presently carried on in Australia, will continue to be carried on in Australia.

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

Management

Each of BHP Billiton Limited and BHP Billiton Plc has a Board of Directors, and each Board is comprised of the same individuals. The Boards of Directors are responsible for the overall direction of the businesses of both companies, including major policy and strategic decisions. The role of the Boards is discussed in Item 6A ‘Board Practices’.

The following management committees have been established:

The Executive Committee

The Executive Committee comprises the members of the Office of the Chief Executive and the Operating Committee. The Executive Committee has responsibility for the review of corporate and Customer Sector Group strategies; approval of the Customer Sector Group budgets, forecasts and performance; Health, Safety, Environment and Community matters; Group human resources matters; and internal communications. The Committee is chaired by the Chief Executive Officer, Mr Charles Goodyear.

The Office of the Chief Executive

The Office of the Chief Executive is responsible for the significant corporate strategic issues including capital allocation and overall performance management. The Committee has two principal functions – to make recommendations to the Boards in respect of certain matters on which the Boards must make decisions, and to exercise the authority delegated to it by the Boards. That authority includes the approval of capital projects between US$50 and US$100 million. The Chief Executive Officer chairs the Committee.

The Operating Committee

The Operating Committee is chaired by the Senior Minerals Executive, Mr Mike Salamon. This Committee is responsible for guiding the Group’s strategies in regard to continuous improvement (operating excellence, and knowledge sharing networks), supply, minerals exploration, technology, project development services and operating talent management.

Financial Risk Management Committee

The Chief Financial Officer, Mr Chris Lynch, chairs the Financial Risk Management Committee. Under powers delegated by the Office of the Chief Executive, this Committee monitors the financial risk management policies of the Group, approves financial transactions within the scope of its authority and makes recommendations to the Office of the Chief Executive.

Investment Risk Committee

Formerly known as the Investment Review Committee, this Committee oversees the management approval processes for major investments. Those processes are designed to ensure that:

•	investments are aligned to the Group’s agreed strategies and values;

•	risks are identified and evaluated;

•	investments are fully optimised to produce the maximum shareholder value within an acceptable risk framework; and

•	appropriate risk management strategies are pursued.

The Investment Risk Committee operates under powers delegated by the Office of the Chief Executive and makes recommendations to that Committee. The Chief Financial Officer chairs the Committee.

Equalisation of Economic and Voting Rights

BHP Billiton Limited shareholders and BHP Billiton Plc shareholders have economic and voting interests in the combined group. The economic and voting interests represented by a share in one company relative to the economic and voting interests of a share in the other company is determined by reference to a ratio known as the “Equalisation Ratio”. Initially, the economic and voting interests attached to each BHP Billiton Limited share and each BHP Billiton Plc share will be the same, which is based on an Equalisation Ratio of 1:1.

This equalisation principle ensures that there is equitable treatment as regards the holder of one BHP Billiton Limited ordinary share and the holder of one BHP Billiton Plc ordinary share. However, the principle does not of itself establish a legal right in favor of a shareholder of one company over the assets of the other company. The principle provides that the Equalisation Ratio shall govern the economic rights of one BHP Billiton Limited ordinary share relative to one BHP Billiton Plc ordinary share (and vice versa). Where the Equalisation Ratio is 1:1, a holder of one BHP Billiton Limited ordinary share and a holder of one BHP Billiton Plc ordinary share shall, so far as practicable, receive equivalent economic returns and enjoy equivalent rights as to voting in relation to matters affecting the shareholders in similar ways.

Where an action by BHP Billiton Limited or BHP Billiton Plc is proposed such that the action would result in the ratio of the economic returns on, or voting rights of, a BHP Billiton Limited ordinary share to a BHP Billiton Plc ordinary share not being the same as the then prevailing Equalisation Ratio, or which would benefit the holders of ordinary shares in one company relative to the holders of ordinary shares in the other company, then:

•	unless the Board of Directors determines that it is not practicable, a matching action, as described below under “–Matching Action” will be undertaken; or

•	if no matching action is to be undertaken, an appropriate adjustment to the Equalisation Ratio shall be made,

in order to ensure that there is equitable treatment, having regard to the then prevailing Equalisation Ratio, as between the holder of one BHP Billiton Limited ordinary share and the holder of one BHP Billiton Plc ordinary share. Where the Board of Directors determines that an adjustment to the Equalisation Ratio would not be appropriate or practicable in relation to an action, then the action may be undertaken provided that the action has been approved by the shareholders who are not receiving the benefit.

Rights to assets on insolvency

Under the terms of the Sharing Agreement, if one of the companies that is a company to the DLC is or is likely to become insolvent, it must immediately give notice to the other company. The solvent company must take steps to ensure that as soon as practicable, economic equivalence is restored as between the shareholders of the solvent company relative to the insolvent company, having regard to the Equalisation Ratio.

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

If both companies are insolvent and, after payment of the creditors of both companies, there is a surplus in one or both of the companies, the residual surplus is shared by shareholders of both companies so as to ensure that the return on one ordinary share in each company is in proportion to the Equalisation Ratio.

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

BHP Billiton Limited’s constitution allows for the issue of an equalisation share to a member of the BHP Billiton Plc Group and BHP Billiton Plc’s Articles of Association allows for the issue of an equalisation share to a member of the BHP Billiton Limited Group. If issued, distributions may be made on the equalisation shares. The amount of any such distribution would be such as the relevant Board determines to be necessary, for example, to assist or enable the other company to pay matching dividends on its shares. Whether or not equalisation shares are issued, the Boards retain the flexibility to decide from case to case whether to make contractual payments from one company to the other, or to take any other action considered appropriate by the Boards to ensure the DLC equalisation principals are observed. The shareholders of both companies will not have any interest in any equalisation shares issued and the equalisation shares will carry no voting rights.

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

Voting

Under the terms of the DLC Agreements, the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association, special voting arrangements have been implemented so that the shareholders of both companies vote together as a single decision-making body on matters affecting the shareholders of each company in similar ways. Matters to be decided by the shareholders of both companies on a combined basis are referred to as “Joint Electorate Actions”. For so long as the Equalisation Ratio remains 1:1, each BHP Billiton Limited share will effectively have the same voting rights as each BHP Billiton Plc share on Joint Electorate Actions.

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

There are four categories of matters or actions requiring shareholder decisions consisting of:

•	Joint Electorate Actions;

•	Class Rights Actions;

•	Any action which is neither a Class Rights Action nor a Joint Electorate Action but which, under applicable law or regulation, or under the BHP Billiton Limited Constitution or the BHP Billiton Plc Articles of Association, requires shareholder approval. Such matters require only the approval of holders of shares of the company proposing to take the relevant action, unless the Board of Directors decide that such action should be treated as a Joint Electorate Action or a Class Rights Action; and

•	Procedural resolutions, when considered at a shareholders’ meeting at which the holder of a Special Voting Share is entitled to vote, may be voted on by the relevant Special Voting Company either in person or by proxy given to the chairman of the meeting, as it (or the chairman) thinks fit.

Matters which will require approval as a Joint Electorate Action are as follows:

•	the appointment, removal or re-election of any Director of BHP Billiton Limited or BHP Billiton Plc;

•	the receipt or adoption of the annual accounts of each company and any accounts prepared on a combined basis;

•	a change of name by BHP Billiton Limited or BHP Billiton Plc;

•	the appointment or removal of the auditors of each company;

•	any proposed acquisition, disposal or other transaction of the kinds referred to in Chapters 10 and 11 of the ASX Listing Rules or Chapters 10 and 11 of the UK Listing Rules which, in any case, is required under applicable laws and regulations to be authorised by shareholders any proposed acceptance of a third party takeover offer by a member of the BHP Billiton Plc group in respect of any BHP Billiton Limited’s shares held by that member;

•	any proposed acceptance of a third-party takeover offer by a member of BHP Billiton Limited in respect of any BHP Billiton Plc shares held by that member;

•	any matter considered at an annual or extraordinary general meeting of either company; and

•	any other matter which the Boards decide should be approved as a Joint Electorate Action.

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

At the BHP Billiton Limited shareholders meeting, voting in respect of Joint Electorate Actions will be on a poll which will, as regards the Special Voting Share, remain open for sufficient time to allow the parallel BHP Billiton Plc shareholders meeting to be held and for the votes attaching to the Special Voting Share to be ascertained and cast on the poll. On the poll, each fully paid share will have one vote, each partly paid share will have a fraction of a vote which is equivalent to the proportion which the amounts bears to the issue price of the share, and provided that the Equalisation Ratio is 1:1, the BHP Billiton Limited Special Voting Company will have the same number of votes as were validly cast for and against on the equivalent resolution at the parallel BHP Billiton Plc shareholders meeting. Through this mechanism, the votes of the shareholders at the BHP Billiton Plc meeting will be reflected at the BHP Billiton Limited meeting by the Special Voting Company casting the votes on the Special Voting Share precisely to reflect voting at the parallel BHP Billiton Plc shareholders meeting. Voting at the BHP Billiton Plc shareholders meeting with respect to Joint Electorate Actions will be conducted in the same manner as voting at the BHP Billiton Limited shareholders meeting is conducted with respect to Joint Electorate Actions.

Class Rights Actions are normally those matters on which shareholders of each company may have divergent interests and which require the approval of the holders of shares of the company not proposing to take the action and, in some cases, the approval of the holders of shares of the company proposing to take the action. Matters which require approval as a Class Rights Action include:

•	the voluntary liquidation of either company;

•	certain amendments to the terms of, or termination of, the Sharing Agreement, the Special Voting Shares Deed, either of the Deed Poll Guarantees;

•	amendment, removal or alteration of the effect of (including the ratification of any breach of) any existing provision in the BHP Billiton Limited Constitution or the BHP Billiton Plc Articles of Association;

•	any action by one company in respect of which a matching action is not taken by the other, and in respect of which the Boards of Directors agree that an adjustment to the Equalisation Ratio would not provide an adequate or appropriate adjustment;

•	a change of the corporate status of BHP Billiton Limited from a public company limited by shares registered under the Corporations Act 2001 with its primary listing on the ASX or of BHP Billiton Plc from a public listed company incorporated in England and Wales with its primary listing on the LSE; and

•	any actions or matters which the Boards agree should be treated as a Class Rights Action.

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

Matching Actions

In the case where an action by either BHP Billiton Limited or BHP Billiton Plc is proposed such that the ratio of the economic returns or voting rights in relation to Joint Electorate Actions of a BHP Billiton Limited share relative to a BHP Billiton Plc share would no longer be in proportion to the then existing Equalisation Ratio or which would benefit the holders of shares in one company relative to the holders of shares in the other company, then either a matching action shall be undertaken by such other company unless the Boards determine that it is not appropriate or practicable or if no matching action is to be undertaken, an appropriate adjustment to the Equalisation Ratio shall be made, in order to ensure that there is equitable treatment as regards the holder of one BHP Billiton Limited share and the holder of one BHP Billiton Plc share. However, if the Boards determine that it is not appropriate or practicable to undertake either a matching action or adjust the Equalisation Ratio in relation to an action, then the action may be undertaken after it has been approved as a Class Rights Action. In any event, no matching action is required for:

•	any action which would not result in the ratio of the economic returns on, or the voting rights in relation to Joint Electorate Actions of, a holder of shares in one company to a holder of shares in the other company not being the same as the then prevailing Equalisation Ratio, or which would not benefit the holders of shares in one company relative to the holders of shares in the other company;

•	the issue of securities or the granting of rights over securities by either company pursuant to an employee share scheme;

•	an issue of any securities in either company other than an offer by way of rights; or

•	a buy-back, repurchase or redemption of any shares, including a share cancellation in connection with a reduction of capital, on market in compliance with the rules of the relevant stock exchange and listing rules, at or below market value or pursuant to a general offer to shareholders in both companies which, applying the Equalisation Ratio, is made on equivalent terms.

In addition, there is no requirement for a matching action, an adjustment to the Equalisation Ratio or approval as a Class Rights Action where an action is taken in circumstances where the Boards consider that the effect of such action upon the holder of a share in one company relative to its effect on the holder of a share in the other company is not material. For this purpose, an effect is taken to be “not material” if:

•	the costs to the companies of taking a matching action or seeking approval as a Class Rights Action would be, in the opinion of the Boards of Directors, disproportionate to the effect of such action upon the holders of shares in the company for whose benefit a matching action would otherwise, in the absence of an adjustment to the Equalisation Ratio or approval as a Class Rights Action, be required; and

•	the adjustment that would be required to be made to the Equalisation Ratio would result in an adjustment to the relevant element of the Equalisation Ratio of less than 0.1%.

However, in considering the application of the DLC equalisation principles to any subsequent actions, the Boards will take into account the effect of all prior unadjusted actions in deciding whether a matching action, an adjustment to the Equalisation Ratio or approval as a Class Rights Action is appropriate.

In relation to any action, when calculating any economic return to the holders of shares in either company, any tax payable by or on behalf of or tax benefit arising to, such holders will be disregarded. The Boards of Directors are not required to take into account fluctuations in exchange rates or in the market value of any securities or any other changes in circumstances arising after the date on which they make a determination as to the form and value of any matching action or the calculation of any adjustment to the Equalisation Ratio.

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

BHP Billiton Limited and BHP Billiton Plc, as separate listed companies, will remain subject to the takeovers laws and rules in Australia and the United Kingdom respectively, subject to modifications to those laws in Australia and provisions in the corporate Constitutions of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, which are intended to have the effect of:

•	recognising the substantive effect of the DLC, that the two companies should be regarded as a single combined group;

•	allowing the two regulatory systems to work together harmoniously and sensibly;

•	respecting the acquisition limits of 20% and 30% under Australian takeovers law and the United Kingdom takeovers rules respectively; and

•	avoiding any unintended impediment to any takeover of the combined group.

Under Australian takeovers law and under the BHP Billiton Limited Constitution there is a limit which prevents a person and its associates from exceeding a voting power threshold of 20% in relation to BHP Billiton Limited on a “stand alone” basis as if there were no Special Voting Share and only counting BHP Billiton Limited’s ordinary shares and there will be a separate limit which prevents a person and its associates from exceeding a voting power threshold of 20% in relation to BHP Billiton Plc, calculated having regard to all the voting power on a joint electorate basis.

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

All material assets are 100% owned, either directly or through subsidiary companies, unless otherwise stated.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Introduction

Following the implementation of the DLC structure, BHP Billiton Limited and BHP Billiton Plc remain separate publicly listed companies, but are now run by a unified Board and management team. The implementation of the DLC structure did not involve any transfers of assets or shares between the two companies. However, through a series of contractual and constitutional arrangements, the shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions on matters affecting the combined Group through a procedure in which the shareholders of both companies have equal voting rights per share and a 1:1 equalisation ratio has been agreed, which means that the amount of cash dividends by BHP Billiton Limited will normally be matched by BHP Billiton Plc. If one company has insufficient profits or is otherwise unable to pay the agreed dividend, the other company will, as far as practical, enter into such transactions as are necessary to enable both companies to pay the equivalent dividends. In addition, if one company takes an action that would affect the ratio of the economic returns or voting rights on one company’s shares relative to the other company’s shares, then a matching action may be implemented or the equalisation ratio adjusted to restore the equitable treatment of the two shareholder groups. Accordingly, shareholders of both BHP Billiton Limited and BHP Billiton Plc effectively have an interest in a single group combining all of the assets of both companies.

BHP Billiton Limited and BHP Billiton Plc each reports, as its primary financial statements under the requirements of the US Securities and Exchange Commission, the BHP Billiton Group’s consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom and presented in US dollars. These financial statements account for the dual listed company structure as a business combination and accordingly consolidate BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. For purposes of this annual report, the operating and financial review and prospects discussions consists of a discussion for the combined BHP Billiton Group based on the consolidated financial statements prepared in accordance with UK GAAP for the BHP Billiton Group, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the 2003, 2002 and 2001 fiscal years. Under UK GAAP, the DLC structure is accounted for under the “pooling of interests” method in accordance with UK Financial Reporting Standard 6: Acquisitions and Mergers as though the DLC structure had been effective and the two groups had operated as one enterprise throughout the periods presented. The currency of presentation is the United States dollar.

Under US GAAP, the DLC structure is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group on June 29, 2001. In a merger or a combination, the assets, liabilities and equity of the BHP Billiton Plc Group and the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders’ equity includes the purchase adjustments required to recognise the BHP Billiton Plc assets and liabilities at their fair values, with the excess recorded as goodwill.

BHP Billiton Limited’s independent chartered accountant in Australia for the year ended June 30, 2001 was Arthur Andersen. On June 15, 2002, Arthur Andersen LLP, Arthur Andersen’s U.S. affiliated firm, was convicted by a jury in Houston, Texas on a single charge of obstructing justice in connection with its actions regarding Enron Corp. As of August 31, 2002, Arthur Andersen LLP ceased to practice before the SEC. As a US listed company, BHP Billiton Limited is required to file with the SEC annual financial statements audited by its independent certified public accountant. The SEC has said that it will continue accepting financial statements audited or reviewed by Arthur Andersen so long as Arthur Andersen is able to make certain representations to us. Although the financial statements of BHP Billiton Limited for the year ended June 30, 2001 are not included in this annual report, we have included the audit opinion of Arthur Andersen in this report because the audit opinion of PricewaterhouseCoopers for the BHP Billiton Group for the year ended June 30, 2001 insofar as it relates to amounts included in respect of BHP Billiton Limited has expressed reliance on the audit opinion of Arthur Andersen. In connection with the audit of the BHP Billiton Limited financial statements for the two years ended June 30, 2001 and the revision to note 50 of such financial statements, which is dated March 22, 2002, included in this annual report, Arthur Andersen has made the representations to us that are required by the SEC. In the future, our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen or if Arthur Andersen becomes unable to make the required representations. Further, it is possible that events arising out of the indictment may adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen’s audit of our financial statements.

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

Our main commodities are aluminium, alumina, copper, iron ore, chrome, nickel, ferroalloys, coking and energy coal, oil, gas and liquefied petroleum gas. Metals such as aluminium and copper are generally sold under contract, often long-term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Since mid-2000, the aluminium price has fallen significantly, although recovering from its lowest levels. This reflects the ongoing market surplus. In mid-2002, the spot alumina price was trading at close to $400 per tonne, in the aftermath of the Gramercy refinery explosion in the US. The price subsequently declined to below $150 per tonne, but has since strongly recovered to $300 per tonne in reflection of high industry utilisation rates Over the last five years, copper prices have declined steadily, primarily reflecting the economic slowdown. Historically, nickel prices have been more volatile than most other metals. During the 1990s the nickel price weakened from the collapse of nickel consumption in the former Soviet Union and the redirection of its production to world markets. This excess production has been fully absorbed and world nickel producers are operating close to full capacity, with a consequent increase in the nickel price. Ferrochrome prices have been depressed in recent years because of oversupply and a significant producer stock build-up, mainly in South Africa. The excess stocks have now been reduced and the market appears to be roughly in balance. Coking and energy coal prices generally are also driven by supply and demand. Short-term, coking coal demand is expected to remain positive, with medium term demand rising, linked to strong growth in Asia. Demand for energy coal continues to grow in absolute terms as world electricity fuel demand increases, with prices fluctuating in the short term based on supply demand fundamentals but continuing to be consistently below oil and gas prices on an energy equivalent basis. With respect to iron ore, the short-term outlook is for continued strong growth due to ongoing high demand from China and sustained Japanese demand on the back of strong steel production and close to record exports. The improving financial health of the world’s steel industry and stronger raw materials demand suggests positive price outlooks. Oil and gas prices are dominated by global supply and demand conditions, linked to industrial production and political factors with OPEC. The prices of several of our main commodities, including our oil and gas prices, may also be affected by changes in economic and political conditions around the world as a result of acts of terrorism or hostilities or war. You should refer to the “BHP Billiton Group Annual Financial Statements – Note 29” for details of the BHP Billiton Group’s hedge transactions outstanding at June 30, 2003.

Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases. For example, our products are predominantly priced in United States dollars. As a result, fluctuations in the Australian dollar or South African rand, which account for a substantial portion of our operating expenses, relative to the United States dollar could have a material impact (positive or negative) on our financial condition and results of operations. We manage these risks under a portfolio management approach, which uses the effects of diversification rather than individual price risk management programs, as the primary means of managing risk. You should refer to the “BHP Billiton Group Annual Financial Statements – Note 29” for details of the BHP Billiton Group’s hedge transactions outstanding at June 30, 2003.

We are also exposed to exchange rate translation risk in relation to our foreign currency denominated monetary assets and liabilities including debt and long-term liabilities (other than site restoration provisions). We manage our foreign currency translation exposures so that our foreign currency net assets provide a natural hedge against the effect of variations in the exchange rate. An exception to this is our borrowings denominated in South African rand, which at June 30, 2003, were approximately 9% of our total debt on a UK GAAP basis. This view-based strategy is based on the historical depreciation of the South African rand against the US dollar and the interest rate differential between the two currencies.

Our losses due to legacy foreign currency hedging in effect prior to the merger of the two entities amounted to US$86 million, US$305 million and US$381 million in the years ended June 30, 2003, 2002 and 2001, respectively.

Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. We manage these risks under a portfolio management approach, which uses the effects of diversification rather than individual price risk management programs, as the primary means of managing risk. You should refer to the “BHP Billiton Group Annual Financial Statements – Note 29”, for details of the BHP Billiton Group’s interest rate and cross currency swaps outstanding at June 30, 2003.

For a discussion of other factors that may affect our operating results and financial performance, you should refer to “Risk Factors”.

Critical Accounting Policies

The preparation of the BHP Billiton Group’s combined financial statements requires our management to make estimates and assumptions that affect our reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and our reported turnover and costs during the reported period. On an ongoing basis, our management evaluates its estimates and judgments in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

We have identified the following critical accounting polices under UK GAAP:

Foreign currencies

The BHP Billiton Group’s reporting currency is US dollars as this is the dominant currency in which BHP Billiton Group companies operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of the entity) are recorded using the exchange rate ruling at the date of the transactions, or if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on retranslation are included in the profit and loss account, with the exception of foreign exchange gains and losses on foreign currency provisions for site restoration which are capitalised in tangible fixed assets.

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

Turnover

Turnover from the sale of goods and disposal of other assets is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of title, risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured.

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date, which is the date the commodity is delivered to the shipping agent. Revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamonds), title passes and revenue is recognised when the goods have been delivered.

In cases where the terms of the executed sales agreement allows for an adjustment to the sales price based on a survey of the goods by the customer (for instance, an assay for mineral content), recognition as revenue of a portion of the sales price may be deferred at the time of shipment until a final adjustment is determined. Historically, these adjustments have been insignificant.

Turnover is not reduced for royalties and other taxes payable from production.

The BHP Billiton Group differentiates sales of Group production from sales of third party product due to the significant difference in profit margin earned on these sales.

Exploration, evaluation & development expenditure

In respect of minerals, exploration and evaluation expenditure is charged to the profit and loss account as incurred except where:

•	it is expected that the expenditure will be recouped by future exploitation or sale; or

•	substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised.

In respect of petroleum, exploration expenditure is accounted for in accordance with the successful efforts method on an area of interest basis where:

•	Significant exploration licence acquisition costs are capitalised and amortised over the term of the licence, except for costs in new unexplored areas which are expensed as incurred;

•	Administrative costs that are not directed to a specific area of interest are expensed in the year in which they are incurred;

•	All other exploration expenditure is charged against the profit and loss account except where the expenditure relates to an area of interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at balance sheet date exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, in which case the expenditure is capitalised as a tangible fixed asset;

•	Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off; and

•	When proved reserves of oil and natural gas are determined and development is sanctioned and completed, the relevant expenditure is amortised on a unit of production basis.

In accordance with the above, an amount of US$417 million has been carried forward in net tangible fixed assets as capitalised exploration expenditure at June 30, 2003.

Pension costs and other post-retirement benefits

The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards. For schemes of the defined-contribution type or those operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the BHP Billiton Group’s employees, the pension charge is calculated on the basis of contributions payable.

For defined benefit schemes, the cost of providing pensions is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives giving due consideration to independent actuarial advice. This is consistent with Statement of Standard Accounting Practice (SSAP) 24 ‘Accounting for Pension Costs’. This basis of measurement takes into account the performance of scheme assets and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation of the Group to its employees and that surpluses are recoverable by the Group, over the expected remaining service lives of employees. A pension liability or asset is consequently recognised in the balance sheet to the extent that the contributions payable either lag or precede expense recognition. The liability or asset therefore represents those funding deficits or surpluses together with changes in the funding status of the schemes that will be recognised in the profit and loss account in future periods.

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying pensioners. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes, there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives giving due consideration to independent actuarial advice, in a manner similar to that applied for defined benefit pension schemes. For other funded schemes the charge to the profit and loss account is measured on the basis of premiums payable.

An alternative policy acceptable under UK GAAP would be the application of FRS 17 ‘Retirement Benefits’. Under FRS 17, all surpluses would be recognised to the extent they are considered recoverable and all deficits would be recognised in full. For disclosures under the transitionary provisions of FRS 17, which is not yet mandatory, you should refer to the “BHP Billiton Group Annual Financial Statements – Note 27”. If FRS 17 had been applied in preparing the financial statements for the year ended June 30, 2003, shareholders’ funds would have been US$417 million lower, mainly reflecting the impacts of movements in global equity markets.

Decommissioning, site restoration and environmental costs

BHP Billiton Group companies are generally required to restore mines, oil and gas facilities and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group’s environmental policies. The expected cost of any approved decommissioning or restoration program, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group’s interpretation of environmental and regulatory requirements and its own environmental policies where these are more onerous. The cost is capitalised where it gives rise to future benefits. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision for the expected cost is included with interest and similar items. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site.

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

In accordance with the above, an amount of US$2,025 million has been provided at June 30, 2003 in respect of the present value of future decommissioning, site restoration and environmental cash outlays.

Tangible assets - Valuation

Fixed assets are generally included in the financial statements at historical cost. Fixed assets and goodwill are assessed to ensure carrying values do not exceed estimated recoverable amounts.

The carrying value of each income-generating unit is reviewed at least annually to evaluate whether the carrying amount is recoverable. Assets may be reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based upon the amount by which the asset carrying amount exceeds the higher of net realisable value and value in use. Value in use is generally determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. For 2002-2003, the rates applied were between 12.9% and 15.0%. Future cash flows are estimated based on production and sales plans, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

The Group’s future cash flows are, where applicable, based on estimates of its ore and oil and gas reserves. There are numerous uncertainties inherent in estimating reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. These changes in reserves could impact on cash flows and depreciation.

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

The amount carried forward in net tangibible fixed assets in relation to deferred overburden removal costs at June 30, 2003 was US$534 million. An alternative method of accounting for deferred overburden removal costs employed by some companies is to expense such costs as incurred.

Deferred Taxation

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

Resource rent taxes and royalties are charged to operating profit. Full provision is made for all timing differences which have arisen but not reversed at the balance sheet date except that carried forward benefits are recognised only to the extent that it is more likely than not that they will be recovered.

BHP Billiton Group

The following discussion is based on the BHP Billiton Group’s consolidated financial statements. These consolidated financial statements account for the DLC structure on a “pooling-of-interests” basis as though the two companies had been operating as a single enterprise from the beginning of the periods presented. As a single economic enterprise, we operate principally seven segments, consisting of Petroleum, Aluminium, Base Metals, Carbon Steel Materials, Diamonds and Specialty Products, Energy Coal and Stainless Steel Materials. In addition, we operated a steel business which we have now spun-off and disclosed as discontinued operations.

Year ended June 30, 2003 compared with year ended June 30, 2002

The following discussion and analysis is based on BHP Billiton Group’s Annual Financial Statements, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the two years ended June 30, 2003 as prepared in conformity with UK laws and accounting standards.

In this analysis, all references to 2002-2003 or the current period are to the year ended June 30, 2003 and all references to 2001-2002 or the corresponding period are to the year ended June 30, 2002.

Results of operations

Consolidated

Profit after tax (before equity minority interests) for the year ended June 30, 2003 was US$1.9 billion compared with US$1.7 billion for the corresponding period. Excluding exceptional items and discontinued operations, profit after taxation (before equity minority interests) was US$2.0 billion compared with US$1.9 billion for the year ended June 30, 2002.

Turnover (including share of joint ventures and associates and turnover from third party products) was US$17.5 billion for 2002-2003 compared with US$17.8 billion for the corresponding period. Turnover from third party products increased from US$2.2 billion in 2001-2002 to US$3.4 billion in 2002-2003. For further information relating to turnover, refer below under Petroleum, Aluminium, Base Metals, Carbon Steel Materials, Diamonds and Specialty Products, Energy Coal, Stainless Steel Materials and Group and Unallocated Items.

Profit before interest and taxation was US$2.9 billion for 2002-2003 compared with a profit of US$2.7 billion for 2001-2002. Excluding exceptional items and discontinued operations, profit before interest and taxation was US$2.9 billion for 2002-2003 compared with a profit of US$2.9 billion for 2001-2002. The exceptional item in 2002-2003 was a loss of US$19 million on the 6% of BHP Steel retained by BHP Billiton. Following the demerger of the Group’s Steel business, BHP Steel, which became unconditional on July 1, 2002, the contribution of the Group’s Steel business in the corresponding period has been disclosed as discontinued operations. The 6% interest in BHP Steel retained by BHP Billiton following the demerger was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the current year and is disclosed as an exceptional item in relation to discontinued operations. The demerger was effected through a court approved capital reduction of A$0.69 per BHP Billiton Limited share totaling approroximately US$1.5 billion (A$2.6 billion) via the transfer of BHP Steel Limited shares to BHP Billiton Limited shareholders. Consequently, BHP Billiton Plc shareholders received approximately 149 million BHP Billiton Plc equalisation shares.

The 2001-2002 profit before tax included the following exceptional items:

•	DLC merger related restructuring costs (organisational restructuring costs) of US$80 million (comprising redundancies and costs associated with the restructuring, the closure of world-wide offices and systems and processes alignment and improvement); and

•	in Base Metals, losses of US$132 million (excluding US$13 million recognised for merger related restructuring costs). The loss included a charge to profit of US$101 million, following a reassessment of the Group’s asset disposal and closure plans relating to its Southwest Copper business in the US (where the Group ceased operations in 1999). This comprised US$171 million for impairment provisions, principally related to the San Manuel smelter, partly offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure. In addition, a loss of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment for sulphide operations at Tintaya in Peru, which, at June 30, 2002, had been suspended until at least mid 2003.

Excluding exceptional items and discontinued operations, there were a number of factors that affected profit before interest and taxation for 2002-2003, including:

•	higher realised prices for petroleum products, nickel, ferrochrome, copper, hot briquetted iron and manganese alloy increased turnover by approximately US$785 million. This increase was partly offset by lower prices for export energy coal and iron ore that decreased turnover by approximately US$240 million.

•	higher sales volumes of iron ore, energy coal, copper, aluminium, diamonds and manganese were partly offset by lower sales volumes of petroleum products, resulting in a positive net volume impact on profit before tax of approximately US$235 million.

•	exploration expense was down by approximately US$45 million increasing profit before tax compared with the corresponding period, which included the write off of exploration expenditure at La Granja (Peru).

•	new and acquired operations increased profit before tax by approximately US$25 million due to the commencement of commercial production at Antamina (Peru) in October 2001 and the increased ownership interest in Cerrejon Coal Company (Colombia) from February 2002.

These factors were partly offset by the following factors:

•	a net increase in costs of US$75 million, attributable to inflationary pressures, principally in South Africa, and to a lesser extent in Australia, which increased costs by approximately US$275 million; increases in price-linked costs which decreased profit before tax by approximately US$160 million, mainly due to higher royalties and taxes for petroleum products and higher nickel ore supply costs to the QNI Yabulu refinery (Australia); partly offset by favourable unit operating cost performance, which increased profit before tax by approximately US$360 million compared with the corresponding period. The Group’s cost reduction initiatives, together with increased production, lowered costs by approximately US$480 million. These factors were partially offset by higher costs at Escondida (Chile) from processing lower grade ore due to the voluntary production cutbacks and higher depreciation from the start-up of the Phase IV expansion project.

•	the impact of stronger A$/US$, rand/US$ and Canadian$/US$ exchange rates on operating costs had an unfavourable impact on profit before tax of approximately US$390 million. The conversion of rand and Australian dollar denominated net monetary liabilities at balance sheet date also had an unfavourable impact (approximately US$60 million) on profit before tax. This was partly offset by reduced losses on legacy A$/US$ currency hedging of approximately US$220 million compared with the corresponding period. In addition, the lower average Colombian peso/US$ and Brazilian real/US$ exchange rates had a favourable impact (approximately US$40 million) on operating costs.

•	profit before tax was impacted unfavourably by approximately US$95 million from ceased/sold operations mainly due to the disposal of PT Arutmin (Indonesia), divested in November 2001, and the Rietspruit energy coal mine (South Africa), which was closed in May 2002, together with higher pension and medical plan costs at Southwest Copper (US).

•	the impact of asset sales is a reduction in profit before tax of approximately US$30 million mainly from the profit on divestment of PT Arutmin in the corresponding period, partly offset by profits on sale of BHP Billiton’s interests in Alumbrera and Agua Rica in Argentina, during the current year.

Variations in stripping ratios have not had a material impact on the reported results of 2002-2003 as compared to the corresponding period.

Depreciation and amortisation expense decreased US$79 million to US$1,648 million in 2002-2003. This mainly reflected reduced depreciation charges from ceased, sold and discontinued operations, including the BHP Steel business which was demerged on July 1, 2002 and lower petroleum production mainly due to natural decline in production from the Group’s oil and gas fields. These factors were partly offset by increased depreciation from Escondida with Phase IV commencing production in October 2002.

Net interest expense (before exchange gains and losses on net debt) fell to US$397 million in 2002-2003 from US$429 million in the corresponding period. Net interest including capitalised interest and excluding discounting on provisions, fell from US$445 million in 2001-2002 to US$403 million in 2002-2003. That reduction of US$42 million (9.4%) was principally driven by lower market interest rates and lower average debt levels.

Exchange losses on net debt were US$140 million in 2002-2003 compared with gains of US$180 million in the corresponding period, arising mainly in relation to the year-end translation of rand denominated debt of companies which account in US dollars as their functional currency. The rand appreciated by 27% during the current period compared with depreciation of 27% in the corresponding period.

Including exceptional items, the tax charge for 2002-2003 was US$984 million compared with US$990 million for 2001-2002, representing an effective taxation rate for 2002-2003 of 33.6% compared with 36.3% in 2001-2002. There were no tax effects of exceptional items in the current year. In June 2002, a change in legislation increased the corporation taxation rate for oil and gas companies in the United Kingdom from 30% to 40% (30% primary tax plus a surcharge of 10%), resulting in deferred taxation balances being restated, with an adverse impact of US$56 million on the 2001-2002 results. This item has been disclosed as an exceptional item. The tax effects of other exceptional items were a benefit of US$24 million in 2001-2002.

Excluding exceptional items and discontinued operations, the tax charge for 2002-2003 was US$984 million, representing an effective rate of 33.4%. Excluding the impact on tax of foreign currency translation adjustments, the effective rate was 26.3%. The Group recognises tax losses to the extent that it can reasonably foresee future profits which can absorb those losses. Following promising progress in the Group’s Gulf of Mexico (US) projects, previously unrecognised tax losses in the US have been recouped and have been recognised this year resulting in a reduction in the effective tax rate of approximately 3%. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses may be recognised.

The share of net profit attributable to outside equity interests share of profit after taxation decreased from US$47 million in 2001-2002 to US$40 million in 2002-2003.

Petroleum

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$3.3 billion during 2002-2003, an increase of US$0.5 billion over 2001-2002. Turnover was favourably affected in 2002-2003 by a higher average realised prices for all petroleum products compared with the corresponding period including:

•	higher average realised oil prices of US$28.14 per barrel compared to US$22.58 per barrel:

•	higher average realised LPG prices of US$283.48 per tonne compared to US$232.87 per tonne: and.

•	higher average realised natural gas prices of US$2.21 per thousand standard cubic feet compared with US$1.84 per thousand standard cubic feet.

You should refer to the “Glossary of terms” section of this annual report for conversions between tonnes and barrels or cubic feet. These factors were partly offset by a 9% reduction in total production of petroleum products.

Total production in 2002-2003 was 122 million barrels of oil equivalent, comprising 61% liquids (crude oil, condensate and LPG) and 39% gas, a 9% decreases from total production in 2001-2002 of 134 million barrels of oil equivalent.

Oil and condensate production was 65.9 million barrels in 2002-2003, a decrease of 16% compared with 78.5 million barrels in 2001-2002. Natural field decline from Bass Strait, Griffin, Laminaria and Liverpool Bay assets was partly offset by production commencing at the Boris field in the Gulf of Mexico.

Gas production (excluding LNG) was 219.2 billion cubic feet (bcf) in 2002-2003, a decrease of 2% compared with 223.9 bcf in 2001-2002. During the year gas flow commenced at the Bass Strait Bream pipeline in Australia and at the Zamzama gas development in Pakistan.

LNG production from the North West Shelf was 62.0 bcf in 2002-2003, an increase of 4% compared with 59.6 bcf in 2001-2002, due to increased demand in Asia and the timing of shipments.

Profit before interest and taxation for 2002-2003 was US$1,178 million, an increase of 10% compared with a profit of US$1,069 million in the corresponding period. No exceptional items were included in 2002-2003. The 2001-2002 result included an exceptional item of US$4 million before taxation for merger related restructuring costs.

Excluding exceptional items, Petroleum’s profit before interest and taxation was US$1,178 million in 2002-2003, an increase of US$105 million or 10% compared with 2001-2002. The increase was primarily driven by the favourable higher average price factors mentioned above, partly offset by the production decreases mentioned above. In addition, the 2002-2003 result was unfavourably affected by a write-down of the Group’s Bolivian assets in the third quarter due to a government driven change to fiscal arrangements announced in January 2003. The effect of the stronger A$/US$ exchange rate on translation of Australian dollar denominated resource rent tax liabilities also reduced profits.

Depreciation and amortisation expense was US$549 million in 2002-2003, a decrease of US$22 million compared with 2001-2002. The lower charge for 2002-2003 mainly reflected decreased production across several petroleum operations.

Exploration expenditure incurred in 2002-2003 was US$243 million. The amount charged to profit was US$154 million (including US$8 million exploration expenditure previously capitalised now written off) and expenditure of US$97 million was capitalised. In 2001-2002, exploration expenditure incurred was US$288 million and the amount charged to profit was US$151 million, reflecting capitalised expenditure of US$137 million.

Aluminium

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$3.4 billion during 2002-2003, an increase of US$0.5 billion or 19% compared with the corresponding period.

Turnover was favourably affected by increased production from the Hillside aluminium smelter in South Africa, an increase in aluminium production from Alumar and Valesul in Brazil due to the end of power curtailments in Brazil, together with higher alumina production from Worsley in Australia and at Suriname.

Aluminium smelter production was 1,074,000 tonnes in 2002-2003 compared with 992,000 tonnes in the corresponding period. Metal production from Hillside of 534,000 tonnes (501,000 tonnes in 2001-2002) increased due to the success of its capacity improvement program and completion of the pot relining program in June 2002, and a return to full production at Alumar (2002-2003: 178,000 tonnes, 2001-2002: 153,000 tonnes) and Valesul (2002-2003: 43,000 tonnes, 2001-2002: 37,000 tonnes) following the end of government enforced power curtailments in the March 2002 quarter. Alumina production increased from 3.9 million tonnes in 2001-2002 to 4.1 million tonnes in 2002-2003. This increase was mainly attributable to a return to full production at Alumar (Brazil) following the end of government enforced power rationing in the March 2002 quarter.

Profit before interest and taxation for 2002-2003 was US$581 million compared with a profit of US$488 million in the corresponding period. The 2002-2003 result included no exceptional items. The 2001-2002 result included an exceptional item of US$4 million before taxation for merger related restructuring costs.

Excluding exceptional items, Aluminium’s profit before interest and taxation was US$581 million in 2002-2003, an increase of US$89 million or 18% compared with 2001-2002. The increase was mainly attributable to improved operational cost performance from reduced maintenance costs, lower costs of consumables and increased production. Lower maintenance costs at Hillside (South Africa) were mainly a result of a lower number of pots being relined in the current period, combined with the absence of the net costs associated with a power outage in September 2001. Lower costs at Worsley (Australia) were due to reduced costs of consumables. The increased production mentioned above favourably impacted profit. The weakening of the Brazilian real/US$ average exchange rate also had a favourable impact on operating costs. These factors were partly offset by the unfavourable impact of the strengthening of the rand/US$ and A$/US$ average exchange rates on operating costs and the effect of inflationary pressure on costs in South Africa.

Exploration expenditure incurred and charged to profit was US$nil in 2002-2003 and in 2001-2002.

Depreciation and amortisation expense was US$233 million in 2002-2003, a decrease of US$1 million compared with 2001-2002.

Base Metals

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$1.9 billion during 2002-2003, an increase of US$0.1 billion or 7% compared with the corresponding period.

Turnover was favourably affected by an increase in the average realised copper price to US$0.73 per pound compared to US$0.69 per pound in the corresponding period, together with increased copper production from Escondida as a result of the Escondida Phase IV expansion, which was completed in October 2002, and increased zinc production mainly as a result of a full year of operations from Antamina in Peru, which commenced commercial production in October 2001. These factors were partly offset by the voluntary production cutbacks at Escondida and Tintaya.

Production of payable copper increased by 5% to 614,900 tonnes in 2002-2003 compared with 586,600 tonnes in the corresponding period, mainly due increased copper production from Escondida as a result of the Escondida Phase IV expansion, which was completed in October 2002, partly offset by lower volumes at Escondida and Tintaya following the decision to temporarily reduce production in response to the global deterioration of base metals markets.

Zinc production was 193,800 tonnes in 2002-2003, an increase of 19% compared with 162,490 tonnes in the corresponding period. This increase was mainly due to the commencement of commercial production at Antamina.

Silver production was 41,128,000 ounces in 2002-2003, a decrease of 2% compared with 41,958,000 ounces in 2001-2002 and lead production was 240,042 tonnes in 2002-2003 an increases of 2% compared with 236,066 tonnes in the corresponding period.

Profit before interest and taxation for 2002-2003 was US$286 million compared with a profit of US$47 million in the corresponding period. The 2002-2003 result included no exceptional items. The 2001-2002 result included an exceptional loss of US$145 million, including a charge to profit of US$101 million following a reassessment of the Group’s asset disposal and closure plans relating to its Southwest Copper business in the US (where the Group ceased operations in 1999). This included US$171 million for impairment provisions, principally related to the San Manuel smelter, partly offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure. In addition, a charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment for sulphide operations at Tintaya in Peru, which, at June 30, 2002, had been suspended until at least mid 2003, and a loss of US$13 million, was recognised for merger related restructuring costs.

Excluding exceptional items, Base Metal’s profit before interest and taxation was US$286 million in 2002-2003, an increase of US$94 million or 49% compared with 2001-2002. The increase was mainly attributable to the price and volume increases mentioned above. In addition, the 2002-2003 result was favourably impacted by lower exploration expense with US$38 million relating principally to the write-off of the La Granja exploration activities in Peru included in the corresponding period and the gain on sale of US$23 million of BHP Billiton’s interests in Alumbrera and Agua Rica, realised in June 2003. These factors were partly offset by increased unit costs at Escondida due to the mining of lower grade ore (due to the voluntary cut-backs), costs associated with the start-up of Phase IV production and higher depreciation charges associated with the Phase IV expansion project. Higher pension and medical plan costs at Southwest Copper, together with costs incurred in the current year associated with the development of the Alliance copper prototype plant also had an unfavourable impact on profits.

Exploration expenditure incurred and expensed in 2002-2003 was US$12 million. Exploration expenditure incurred in 2001-2002 was US$20 million. The amount capitalised was US$2 million. The amount charged to profit was US$53 million, mainly reflecting the write-off of previously capitalised expenditure of US$35 million relating to the La Granja project in Peru.

Depreciation and amortisation expense in 2002-2003 was US$257 million, an increase of US$24 million compared with 2001-2002. The higher charge for 2002-2003 mainly reflects the additional depreciation charge in respect of the Escondida Phase IV expansion project.

Carbon Steel Materials

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$3.7 billion during 2002-2003, an increase of 12% compared with 2001-2002. This increase was mainly due to record production and shipments of Western Australian iron ore in response to continued strong demand from all Asian markets, particularly China, as well as higher production of Samarco (Brazil) pellets and manganese products, which also reflected increased customer demand. Higher prices for Boodarie Iron and manganese alloy also had a favourable impact on turnover. These factors were partly offset by lower prices for iron ore following the agreements with Steelmakers announced in May 2002.

Attributable Western Australian iron ore production was 65.9 million wet tonnes, an increase of 6% compared with the corresponding period. This increase was due mainly to increased demand in all Asian markets, particularly China. Production of Samarco pellets, pellet feed and sinter fines was 7.9 million tonnes in 2002-2003, an increase of 40% compared with the corresponding period. This was a reflection of strong customer demand, which resulted in the restart of previously idled pelletising capacity.

Queensland coal production was 27.9 million tonnes in 2002-2003, a decrease of 2% compared with the corresponding period. This reflects adverse mining conditions at the Crinum mine in Australia, offset by stronger customer demand. Illawarra Coal production was 6.8 million tonnes in 2002-2003, a decrease of 5% compared with 2001-2002. This decrease in production reflects the closure of the Tower Colliery situated in Australia, during December 2002.

Manganese alloy production was 737,000 tonnes in 2002-2003, an increase of 19% compared with 2001-2002. This increase was in response to strong customer demand, particularly China. Manganese ore production was 4.1 million tonnes, an increase of 16% compared with 2001-2002 which was also due to increased customer demand.

Boodarie Iron production was 1,670,000 tonnes in 2002-2003, an increase of 60% compared with 2001-2002. Production at the Boodarie Iron plant was suspended in March 2002 and was progressively recommenced between July and October 2002.

Profit before interest and taxation for 2002-2003 was US$1,045 million compared with a profit of US$1,078 million in the corresponding period. The 2002-2003 result included no exceptional items. The 2001-2002 result included an exceptional item of US$6 million before taxation, for merger related restructuring costs

Excluding exceptional items, Carbon Steel Materials’ profit before interest and taxation was US$1,045 million in 2002-2003, a decrease of US$39 million or 4% compared with 2001-2002. The decrease was mainly attributable to the impact of higher A$/US$ average exchange rates on operating costs compared to the corresponding period and inflationary pressures on costs in Australia and South Africa. Partly offsetting these items was the favourable impact of the production increases and the net favourable impact of the price factors referred to above.

Exploration expenditure incurred and charged to profit was US$9 million in 2002-2003 and US$8 million in 2001-2002.

Depreciation and amortisation expense was US$192 million in 2002-2003, an increase of US$9 million compared with 2001-2002.

Agreement was reached in May 2003 with Nippon Steel Corporation (Japan) and Kawasaki Steel Corporation (Japan) for the prices of MT Newman (West Australia) Iron Ore for the one year period commencing April 1, 2003. The agreed prices are:

•	MT Newman Fines – 30.83 US cents per dry long ton unit – an increase of 9%.

•	MT Newman Lump – 39.35 US cents per dry long ton unit – an increase of 9%.

Commercial terms have been settled for the majority of annually priced coking coal contracts relating to the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui coal operations in Queensland in Australia and the BHP Billiton Illawarra coal operations in Australia.

FOB returns for all brands of metallurgical coals have decreased by an average of 4%. The lower prices reflect market conditions prevailing across most coal types.

The majority of prices settled with customers were retrospective to April 1, 2003.

Diamonds and Specialty Products

Turnover, including share of joint ventures and associates and including inter-segment turnover, was US$1.5 billion during 2002-2003, in line with turnover for 2001-2002. Turnover was impacted by increased diamond production from EKATI, partly offset by lower sales volumes at Integris Metals, due to adverse market conditions in North America.

EKATI diamond production was 4,340,000 carats in 2002–2003 an increase of 690,000 carats or 19% compared with 3,650,000 carats in the corresponding period. This increase mainly reflected record plant throughput in 2002-2003, reflecting benefits of a processing plant optimisation program combined with improved ore grade.

Diamonds and Specialty Products’ profit before interest and taxation for 2002-2003 was US$299 million compared with a profit of US$266 million in the corresponding period. No exceptional items were included in 2002-2003. The 2001-2002 result included an exceptional item of US$6 million before taxation for merger related restructuring costs.

Excluding exceptional items, Diamonds and Specialty Products’ profit before interest and taxation was US$299 million in 2002-2003, an increase of US$27 million or 10% compared with 2001-2002. The increase was mainly attributable to the volume factors mentioned above. In addition, the 2002-2003 result was favourably affected by an increase in titanium shipments in the current period, despite the titanium market being oversupplied. Cost efficiencies were also achieved by Integris Metals subsequent to the merger of

BHP Billiton’s and Alcoa Metals’ metals distribution businesses on 1 November 2001. These factors were partly offset by the unfavourable impact of the strengthening of the rand/US$ and Canadian$/US$ average exchange rates on operating costs.

Exploration expenditure incurred in 2002-2003 was US$78 million. The amount charged to profit was US$78 million in 2002-2003, reflecting capitalised expenditure of US$nil. Exploration expenditure incurred in 2001-2002 was US$62 million. The amount charged to profit was US$59 million in 2001-2002, reflecting capitalised expenditure of US$3 million.

Depreciation and amortisation expense was US$105 million in 2002-2003, an increase of US$29 million compared with 2001-2002. This increase mainly reflected the higher deferred stripping charge in 2002-2003 at EKATI due to the Koala pit commencing full commercial production in the current year.

Energy Coal

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$2.1 billion during 2002-2003, an increase of US$0.2 billion over 2001-2002.

The increase in turnover was mainly due to increased sales of third party product in 2002-2003, which increased US$291 million to US$413 million in the current year. Partly offsetting this increase, turnover was unfavourably impacted by a 15% decline in South African export market prices. In addition, energy coal production was 81.7 million tonnes in 2002-2003, a decrease of 1% compared with 82.8 million tonnes in the corresponding period. This decrease was mainly due to the disposal of PT Arutmin (Indonesia), divested in November 2001, and the Riestpruit mine (South Africa), which was closed in May 2002, partly offset by higher production at Mount Arthur North (Australia) where deliveries to both the export and domestic thermal coal markets were in accordance with the ramp-up plan, and higher production at Cerrejon Coal (Colombia), largely reflecting the increased ownership interest in Cerrejon from February 2002 and strong demand from the European market.

Profit before interest and taxation for 2002-2003 was US$190 million compared with US$531 million in the corresponding period. The 2002-2003 result included no exceptional items. The 2001-2002 result included an exceptional item of US$5 million before taxation, for merger related restructuring costs.

Excluding exceptional items, Energy Coal’s profit before interest and taxation was US$190 million in 2002-2003, a decrease of US$346 million compared with 2001-2002. The decrease was mainly due to the South African export market price factor mentioned above. In addition, the 2002-2003 result was unfavourably affected by the divestment of PT Arutmin in November 2001 and the closure of the Riespruit mine in May 2002 had an unfavourable impact on profit with both the exclusion of the results of these operations from the current period, and the US$64 million profit on sale of PT Arutmin also recorded in the corresponding period. The conversion of rand denominated net monetary liabilities at balance sheet date, in addition to the impact of stronger rand/US$ average exchange rates on operating costs, also had an unfavourable impact on profits. Furthermore, costs in South Africa have been affected unfavourably by inflationary pressures. These factors were partly offset by the net favourable impact of the volume factors mentioned above, lower costs across all Energy Coal operations as a result of cost improvement initiatives, the favourable impact of the weaker Colombian peso/US$ average exchange rates on operating costs and improved results at New Mexico Coal (US), generated by increased customer demand.

Exploration expenditure incurred in 2002-2003 was US$3 million. The amount charged to profit was US$nil, reflecting capitalised expenditure of US$3 million. Exploration expenditure incurred in 2001-2002 was US$5 million. The amount charged to profit was US$nil, reflecting capitalised expenditure of US$5 million.

Depreciation and amortisation expense was US$177 million in 2002-2003, an increase of US$1 million compared with 2001-2002.

Stainless Steel Materials

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$1.1 billion in 2002-2003, an increase of US$238 million over 2001-2002. The increase was mainly driven by higher realised prices for nickel, up 29% to US$3.46 per pound, together with higher prices for ferrochrome products in response to strong demand in a more balanced market.

Nickel production was 78,100 tonnes in 2002-2003, an increase of 13% compared with 68,900 tonnes in the corresponding period mainly reflecting ore processing enhancements at the QNI Yabulu refinery in Australia and increased production at Cerro Matoso in Colombia reflecting the ramp-up of Line 2 and benefits from ongoing improvement programs.

Ferrochrome production was 990,000 tonnes in 2002-2003, an increase of 18% compared with 837,000 tonnes in the corresponding period, and chrome ore production was 2,826,000 tonnes in 2002-2003, an increase of 15% compared with 2,451,000 tonnes in the corresponding period. These decreases were due to the restart of idle furnaces in South Africa in response to increased market demand.

Profit before interest and taxation for 2002-2003 was US$150 million compared with US$nil in the corresponding period. The 2002-2003 result included no exceptional items. The 2001-2002 result included an exceptional item of US$3 million before taxation for merger related restructuring costs.

Excluding exceptional items, Stainless Steel Material’s profit before interest and taxation was US$150 million in 2002-2003, an increase of US$147 million compared with 2001-2002. The increase is mainly due to the favourable impact of price and volume factors on the 2002-2003 result mentioned above, which were partly offset by the unfavourable impact of inflationary pressures on costs in South Africa, higher nickel ore supply costs to the QNI Yabulu refinery and the unfavourable impact of stronger rand/US$ and A$/US$ average exchange rates on operating costs.

Exploration expenditure incurred and charged to profit in 2002-2003 was US$3 million. Exploration expenditure incurred in 2001-2002 was US$7 million. The amount charged to profit in 2001-2002 was US$16 million, mainly reflecting the write-off of previously capitalised expenditure of US$9 million.

Depreciation and amortisation expense was US$96 million in 2002-2003, an increase of US$7 million compared with 2001-2002. The higher charge for 2002-2003 mainly reflected the increased production.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury and Freight, Transport and Logistics operations, and certain comparative data for divested assets and investments including HBI Venezuela, Ok Tedi, Hartley Platinum mine, which was sold in January 2001, and the Beenup Mineral sands operations which was closed in March 2001.

Group and Unallocated Items’ result before interest and taxation for 2002-2003 was a loss of US$248 million compared with a loss of US$589 million in the corresponding period. No exceptional items were included in 2002-2003. The 2001-2002 result included an exceptional item of US$39 million before taxation for merger related restructuring costs.

Excluding exceptional items, Group and Unallocated Items’ result before interest and taxation was a loss of US$248 million in 2002-2003, a decrease of US$302 million or 55% compared with 2001-2002.

Group and Unallocated Items includes losses on legacy A$/US$ currency hedging of approximately US$86 million in 2002-2003 compared with losses of US$305 million in the corresponding period. These losses mainly reflect the lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the year. Corporate costs of US$220 million for 2002-2003 were US$105 million lower than 2001-2002. These reductions were partly offset by the unfavourable impact of one-off items.

Dividends

An interim dividend of 7.0 US cents per fully paid ordinary share was paid in December 2002 and a final dividend of 7.5 US cents per fully paid ordinary share was paid in July 2003, bringing the declared total for 2002-2003 to 14.5 US cents. This compares to total dividends declared in 2001-2002 of 13.0 US cents per share. The BHP Billiton Limited dividends in both periods were fully franked for Australian taxation purposes. Franked dividends are those paid out of profits, which have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits. Generally, franking credits are generated by income tax paid by the company. Shareholders who receive franked dividends are generally entitled to some form of relief from Australian tax in respect of those dividends. Dividends paid to non-Australian resident shareholders are exempt from Australian dividend withholding tax to the extent the dividends are franked. Dividends paid to Australian resident shareholders would entitle those shareholders to an Australian tax credit to the extent the dividends are franked.

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

Comparison to results under US Generally Accepted Accounting Principles

Under UK GAAP, attributable profit for 2002-2003 was US$1.9 billion compared to US$1.6 billion under US GAAP, a decrease of US$0.3 billion. The difference includes estimated adjustments of US$85 million (after tax) for increased depreciation and amortisation of the fair value adjustment on acquisition of the BHP Billiton Plc Group. Other taxation adjustments mainly relate to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes, of US$193 million which has been recognised in the 2002-2003 year for US GAAP. Additionally, the US$61 million charge for UK Petroleum tax has been reflected in 2002-2003 for US GAAP.

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

The following information is provided in respect of the losses associated with the BHP Steel demerger referred to above. Under UK GAAP, the BHP Steel demerger was treated in two components in 2002-2003—a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets). Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the equalisation issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which is required to be recognised in 2001-2002 for US GAAP. The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel.

For a detailed description of significant differences between UK GAAP and the estimated result under US GAAP refer ‘Note 33. US Generally Accepted Accounting Principles disclosures’ in the attached 2003 BHP Billiton Group Annual Financial Statements.

As discussed in ‘Note 33. US Generally Accepted Accounting Principles disclosures’ in the attached 2003 BHP Billiton Group Annual Financial Statements, the Group changed its methods of accounting for goodwill and employee stock-based compensation, refer footnotes (D) and (R) respectively, under US GAAP in 2002-2003.

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

A new segment, Diamonds and Specialty Products, has been created encompassing Diamonds, Titanium Minerals, Integris Metals (metals distribution) and Exploration & Technology. As a consequence, the former Exploration, Technology and New Business and Other Activities segments ceased to exist and any remaining portions have been included in Group and Unallocated Items. In addition, HBI Venezuela and Ok Tedi, previously reported in Carbon Steel Materials and Base Metals, respectively, are now included in Group and Unallocated Items and Columbus Stainless Steel, previously reported in Other Activities, is now included in Stainless Steel Materials. Comparatives have been stated accordingly.

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

Turnover (including share of joint ventures and associates and turnover from third party products) was US$17.8 billion for 2001-2002 compared with US$19.0 billion for the corresponding period. For information relating to turnover, refer below under Aluminium, Base Metals, Carbon Steel Materials, Stainless Steel Materials, Energy Coal, Petroleum, Steel, Diamonds and Specialty Products and Group and Unallocated Items.

Profit before interest and taxation was US$2.7 billion for 2001-2002 compared with a profit of US$2.1 billion for 2000-2001. Excluding exceptional items, profit before interest and taxation was US$2.9 billion for 2001-2002 compared with a profit of US$3.2 billion for 2000-2001. The exceptional items in 2001-2002 included:

•	DLC merger related restructuring costs (organisational restructuring costs) of US$80 million (comprising redundancies and costs associated with the restructuring, the closure of world-wide offices and systems and processes alignment and improvement); and

•	in Base Metals, losses of US$132 million (excluding US$13 million recognised for merger related restructuring costs). The loss included a charge to profit of US$101 million, following a reassessment of the Group’s asset disposal and closure plans relating to its Southwest Copper business in the US (where the Group ceased operations in 1999). This comprised US$171 million for impairment provisions, principally related to the San Manuel smelter, partly offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure. In addition, a loss of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment for sulphide operations at Tintaya in Peru, which, at June 30, 2002, had been suspended until at least mid 2003.

The 2000-2001 profit before interest and taxation included exceptional items that resulted in a charge to profit of US$1.1 billion, comprising losses from the termination of operations and write-down of assets (principally Ok Tedi, HBI Venezuela and Columbus), provision for closure and restructuring costs, merger transaction costs, and merger related restructuring costs, partly offset by profits from the sale of fixed assets and expansion rights.

Excluding exceptional items, there were a number of factors that affected our profit before interest and taxation for 2001-2002, including:

•	the unfavourable effect of prices decreased profit before taxation by approximately US$665 million compared with the corresponding period, mainly due to lower prices for crude oil, aluminium, copper, nickel, chrome, alumina, diamonds, silver and zinc, which decreased turnover by approximately US$1,035 million. This decrease was partly offset by higher prices for metallurgical coal, energy coal, and gas prices, which increased turnover by approximately US$370 million;

•	the unfavourable effect of volumes decreased profit before taxation by approximately US$165 million compared with the corresponding period, mainly due to lower sales volumes from Base Metals, Carbon Steel Materials, petroleum products, Energy Coal and Titanium Minerals businesses, partly offset by higher sales volumes from the Stainless Steel Materials businesses;

•	Steel profits (excluding OneSteel Limited) decreased by approximately US$130 million compared with the corresponding period. The corresponding period included contribution to profit before taxation of approximately US$125 million from a higher ownership interest in metallurgical coal in Queensland, the sale of Buffalo oilfield in Australia, spun-off steel operations (OneSteel Limited), and the Ok Tedi copper mine in Papua New Guinea, partly offset by losses from HBI Venezuela. The current period included a lower contribution from PT Arutmin Indonesian energy coal operations in Indonesia due to sale of the business in November 2001; and

•	exploration charged to profit was approximately US$45 million higher than the corresponding period mainly due to the write-off of La Granja copper exploration activities in Peru, together with increased petroleum activity in the Gulf of Mexico.

These factors were partly offset by the following factors:

•	cost reductions increased profit before taxation by approximately US$350 million compared with the corresponding period. Lower price-linked costs of approximately US$270 million were mainly due to lower royalties and taxes for petroleum products together with lower costs for London Metals Exchange listed commodities, partly offset by increased royalty costs at metallurgical coal operations mainly reflecting higher metallurgical coal prices. Merger benefit initiatives generated net cost savings of approximately US$110 million during the year. Costs increased at Escondida in Chile, mainly reflecting the decision to reduce production in response to weaker base metals markets, and increased costs at metallurgical coal operations in Australia and energy coal operations in New Mexico were due to operational issues. These factors were partly offset by lower operating costs at Liverpool Bay in the United Kingdom and Hillside in South Africa, primarily reflecting higher maintenance activities in the corresponding period, cost reductions at the Gulf of Mexico in the US petroleum operations, mainly due to increased productivity, and savings at WA Iron Ore operations in Australia due to lower port and rail costs. Inflation increased costs by approximately US$210 million;

•	new and acquired operations increased profit before taxation by approximately US$185 million compared with the corresponding period, mainly due to commencement of production of petroleum from Typhoon in America, Zamzama in Pakistan and Keith in the North Sea, increased ownership interests in the Worsley alumina refinery in Australia together with the fully commissioned Mozal aluminium smelter in Mozambique, the acquisition of an additional 29% interest in the EKATI diamond business, a full years contribution from Rio Algom base metals businesses and the first full year contribution from Carbones del Cerrejon and Cerrejon Zona Norte Coal in Colombia. These factors were partially offset by a downturn in the Integris (formerly Metals Distribution) (US) business compared with the corresponding period;

•	foreign currency fluctuations had a favourable effect of approximately US$375 million, mainly due to the impact of lower Rand/US$ (US$265 million) and A$/US$ (US$85 million) exchange rates on related operating costs and the conversion of monetary assets and liabilities, including provision balances, and reduced losses on legacy A$/US$ currency hedging;

•	profits from asset sales were approximately US$45 million higher than the corresponding period, mainly due to the profit on the sale of PT Arutmin energy coal operations in Indonesia; and

Variations in stripping ratios have not had a material impact on the reported results of 2001-2002 as compared to the corresponding period.

Depreciation and amortisation expense increased US$55 million to US$1,727 million in 2001-2002. This mainly reflected the additional 29% interest acquired in EKATI (Diamonds and Specialty Products), the additional 56% interest in the Worsley alumina refinery (Aluminium) acquired in January 2001, a full year’s contribution from the Rio Algom operations (Cerro Colorado, Antamina and Highland Valley) (Base Metals), which were acquired in October 2000, and the commissioning of Cerro Matoso Line 2 (Stainless Steel Materials). Increased production across various petroleum businesses also contributed to the higher charge compared with the corresponding period. These factors were partly offset by reduced depreciation charges from ceased, sold and discontinuing operations, including the effect on depreciation of the write-off in the year ended June 30, 2001 of Ok Tedi (Group and Unallocated items).

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

Including exceptional items, the tax charge for 2001-2002 was US$990 million compared with US$811 million for 2000-2001, representing an effective taxation rate for 2001-2002 of 36.3% compared with 39.3% in 2000-2001. In June 2002, a change in legislation increased the corporation taxation rate for oil and gas companies in the United Kingdom from 30% to 40% (30% primary tax plus a surcharge of 10%), resulting in deferred taxation balances being restated, with an adverse impact of US$56 million on the 2001-2002 results. This item has been disclosed as an exceptional item. The tax effects of other exceptional items were a benefit of US$24 million in 2001-2002.

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

Petroleum

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$2.8 billion during 2001-2002, a decrease of US$0.6 billion over 2000-2001. Turnover was unfavourably affected in 2001-2002 by a lower average realised oil price of US$22.58 per barrel compared with US$28.04 per barrel in the corresponding period together with a lower average realised liquefied petroleum gas (LPG) price of US$214.62 per tonne compared with US$299.18 per tonne in the corresponding period. You should refer to the “Glossary of terms” section of this annual report for conversions between tonnes and barrels or cubic feet.

Total production in 2001-2002 was 134.2 million barrels of oil equivalent, comprising 65% liquids (crude oil, condensate and LPG) and 35% gas.

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

Profit before interest and taxation for 2001-2002 was US$1,069 million, a decrease of 24% compared with a profit of US$1,407 million in the corresponding period. The 2001-2002 result included an exceptional item of US$4 million before taxation for merger related restructuring costs. No exceptional items were included in 2000-2001.

Excluding exceptional items, Petroleum’s profit before interest and taxation was US$1,073 million in 2001-2002, a decrease of US$334 million or 24% compared with 2000-2001.

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

Turnover was unfavourably affected by a lower average LME price for aluminium, down US$180 per tonne or 11.7% to US$1,359 per tonne in 2001-2002 compared with US$1,539 per tonne in the corresponding period, and the decline in production from Alumar and Valesul in Brazil due to power curtailments, partly offset by higher alumina production from Worsley in Australia together with increased production from the fully commissioned Mozal aluminium smelter in Mozambique.

Aluminium smelter production was 992,000 tonnes in 2001-2002 compared with 984,000 tonnes in the corresponding period. Increased metal production from Mozal of 127,000 tonnes (93,000 tonnes in 2000-2001) was largely offset by lower production from the Brazilian operations of 190,000 tonnes (215,000 tonnes in 2000-2001). Hillside production of 501,000 tonnes was slightly higher (498,000 tonnes in 2000-2001) mainly due to its capacity improvement program, with an additional 10,300 tonnes achieved in the latter half of the year. This was offset by one-off production losses of 12,500 tonnes, incurred as a result of a power outage in September 2001. Alumina production increased from 2.9 million tonnes in 2000-2001 to 3.9 million tonnes in 2001-2002. This increase was mainly attributable to the acquisition in January 2001 of an additional 56% interest in Worsley, taking our stake to 86%.

Profit before interest and taxation for 2001-2002 was US$488 million compared with a profit of US$576 million in the corresponding period. The 2001-2002 result included an exceptional item of US$4 million before taxation for merger related restructuring costs. The 2000-2001 result included exceptional items of US$53 million before taxation, comprising a US$61 million gain from the sale of expansion rights at Mozal II, offset by a US$8 million charge for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Aluminium’s profit before interest and taxation was US$492 million in 2001-2002, a decrease of US$31 million or 6% compared with 2000-2001. Offsetting the price and volume factors mentioned above, the 2001-2002 result was favourably affected by lower operating costs, mainly due to the decrease in LME linked production costs together with the favourable effect on related operating costs due to US dollar exchange rate movements against the South African rand and Brazilian Real.

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

Turnover was unfavourably affected by a significant decline in the average realised copper price to US$0.69 per pound compared to US$0.78 per pound in the corresponding period, together with lower sales volumes at Escondida and Tintaya. These factors were partly offset by a full year’s contribution from the Rio Algom operations, as well as higher silver and lead volumes shipped from our Cannington mine. The increase in volumes from our Cannington mine resulted from an upwards revision of the mine’s production strategy driven by incremental mine capacity increases during the period.

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

Zinc production was 162,490 tonnes in 2001-2002, an increase of 33% compared with 121,749 tonnes in the corresponding period. This increase was mainly due to the commencement of commercial production at Antamina.

Silver production was 41,958,000 ounces and lead production was 236,066 tonnes in 2001-2002, increases of 28% and 14%, respectively, compared with 31,279,000 ounces and 206,194 tonnes, respectively, in the corresponding period. These increases mainly reflected higher silver and lead volumes from our Cannington mine resulting from a revision of the mine’s production strategy, together with the commencement of commercial silver production from Antamina.

Profit before interest and taxation for 2001-2002 was US$47 million compared with a profit of US$444 million in the corresponding period. The 2001-2002 result included an exceptional loss of US$145 million, including a charge to profit of US$101 million following a reassessment of the Group’s asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999). This included US$171 million for impairment provisions, principally related to the San Manuel smelter, partly offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure. In addition, a charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment for sulphide operations at Tintaya in Peru, which have been suspended until at least mid 2003, and a loss of US$13 million, was recognised for merger related restructuring costs. The 2000-2001 result included exceptional items of US$8 million before taxation, which comprised a US$7 million for DLC merger related restructuring costs and a US$1 million charge for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Base Metal’s profit before interest and taxation was US$192 million in 2001-2002, a decrease of US$260 million or 58% compared with 2000-2001. In addition to the price and volume factors mentioned above, the 2001-2002 result was unfavourably affected by the write-off of the La Granja exploration activities in Peru.

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

Manganese alloy production was 618,000 tonnes in 2001-2002, a decrease of 4% compared with 2000-2001. This decrease was mainly due to furnace shutdown and relining activities. Manganese ore production was 3.5 million tonnes, a decrease of 6% compared with 2000-2001. This decrease was due to reduced demand for high-grade ore.

Boodarie Iron production was 1.047 million tonnes. On March 26, 2002, we declared “force majeure” on sales contracts and some supply contracts at the Boodarie Iron Plant. The declaration followed the temporary suspension of work at the plant following a tube failure in a gas re-heating furnace. Production re-commenced in one train on July 18, 2002, with the remaining three trains progressively put back on-line between July and October 2002. Ramp-up to forecast production levels is continuing.

Profit before interest and taxation for 2001-2002 was US$1,078 million compared with a profit of US$1,044 million in the corresponding period. The 2001-2002 result included an exceptional item of US$6 million before taxation, for merger related restructuring costs. The 2000-2001 result included a profit from exceptional items of US$126 million before taxation, comprising a US$128 million profit from sale of interests in the Central Queensland Coal Associates and Gregory joint ventures to Mitsubishi, partly offset by a charge to profit of US$2 million for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Carbon Steel Materials’ profit before interest and taxation was US$1,084 million in 2001-2002, an increase of US$166 million or 18% compared with 2000-2001. In addition to the price and volume factors mentioned above, the 2001-2002 result was favourably affected by lower operating costs at Mt Whaleback iron ore operations in Australia due to improved waste ore ratios, and improved operating performance over the year and lower capital expenditure (which is charged to profit) at Boodarie Iron™ in Australia. Operating costs across Western Australian iron ore operations were further reduced by improved ship loading rates at Port Hedland in Australia. The favourable effect of the lower A$/US$ and Rand/US$ exchange rates reduced related operating costs. These factors were partly offset by higher costs at metallurgical coal operations in Queensland due to increased stripping costs at Goonyella, Blackwater, Saraji and Peak Downs, adverse roof conditions at Crinum between August 2001 and December 2001, together with higher royalty costs and higher demurrage costs.

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

FOB prices for semi-soft and PCI coals have decreased across all markets to a range of US$32.00—US$33.00 per tonne in 2001-2002. The lower prices largely reflect pressure from Chinese supply and a weaker thermal coal market.

The majority of prices settled with customers are retrospective to April 1, 2002.

Diamonds and Specialty Products

Turnover, including share of joint ventures and associates and including inter-segment turnover, was US$1.5 billion during 2001-2002, an increase of US$0.2 billion over 2000-2001. This increase mainly resulted from increased diamond production from EKATI, partly offset by lower diamond prices that were mainly due to a general downturn in the global economy.

EKATI diamond production was 3,650,000 carats in 2001–2002 an increase of 2,221,000 carats or 155% compared with 1,429,000 carats in the corresponding period. This increase mainly reflected the acquisition of an additional 29% interest in EKATI, higher carat grade on core production and higher recoveries of lower quality diamonds. The increase in carat production was driven by the introduction of the Misery Pipe (higher grade and lower value stones) and the continued optimisation of the process plant.

Diamonds and Specialty Products’ profit before interest and taxation for 2001-2002 was US$266 million compared with a profit of US$175 million in the corresponding period. The 2001-2002 result included an exceptional item of US$6 million before taxation for merger related restructuring costs. The 2000-2001 result included a loss from exceptional items of US$13 million before taxation comprising DLC merger related organisational restructuring costs and provisions of US$7 million and US$6 million for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Diamonds and Specialty Products’ profit before interest and taxation was US$272 million in 2001-2002, an increase of US$84 million or 45% compared with 2000-2001. In addition to the price and volume factors mentioned above, the 2001-2002 result was unfavourably affected by lower volumes from the titanium minerals operations primarily reflecting weaker market conditions in the US and Japan.

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

Depreciation and amortisation expense was US$76 million in 2001-2002, an increase of US$38 million compared with 2000-2001. This increase mainly reflected the acquisition of an additional 29% interest in EKATI.

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

Profit before interest and taxation for 2001-2002 was US$531 million compared with US$348 million in the corresponding period. The 2001-2002 result included an exceptional item of US$5 million before taxation, for merger related restructuring costs. The 2000-2001 result included exceptional items of US$34 million before taxation, including a US$26 million loss from the write-down of Lake Mines and a US$8 million charge for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Energy Coal’s profit before interest and taxation was US$536 million in 2001-2002, an increase of US$154 million compared with 2000-2001. The 2001-2002 result was favourably affected by a significant increase in export market prices during the first six months of the year, with annual average prices well above prior periods despite a downturn in market conditions in the second half of the year. The benefit of higher priced longer term contracts offset the weakness in spot prices. 2001-2002 included the profit on disposal of PT Arutmin in Indonesia effective November 30, 2001 together with the inclusion of profits from the Cerrejon operations in Colombia. An overall reduction in unit cash costs were achieved through cost improvement initiatives despite inflationary pressures in South Africa, and reduced production volumes predominantly in South Africa and the United States. In addition, a benefit was derived from the favourable effect of lower Rand/US$ exchange rates on related operating costs and net monetary liabilities. These factors were partly offset by lower export volumes due to the disposal of PT Arutmin together with weakening of European markets after an unseasonably warm winter and low natural gas prices.

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

Stainless Steel Materials

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$868 million in 2001-2002, a decrease of US$126 million over 2000-2001. The decrease was mainly driven by lower realised prices for nickel, down 17% to US$2.69 per pound, together with lower prices for ferrochrome products due to producers liquidating stock holdings to reduce inventory levels. Ferrochrome prices were also adversely impacted by the devaluation of the South African rand against the US dollar.

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

Profit before interest and taxation for 2001-2002 was US$nil compared with a loss of US$51 million in the corresponding period. The 2001-2002 result included an exceptional item of US$3 million before taxation for merger related restructuring costs. The 2000-2001 result included exceptional items of US$123 million before taxation, including a US$114 million loss from the write-down in the Columbus joint venture and a US$9 million charge for employee share awards accelerated by the DLC merger.

Excluding exceptional items, Stainless Steel Material’s profit before interest and taxation was US$3 million in 2001-2002, a decrease of US$69 million compared with 2000-2001. In addition to the price and volume factors mentioned above, the 2001-2002 result was unfavourably affected by costs associated with the closure of Palmiet Ferrochrome in South Africa in November 2001, partly offset by the impact of the lower Rand/US$ exchange rate on related operating costs.

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

Steel (Discontinued Operations)

At June 30, 2002, Steel was a segment of the BHP Billiton Group and its 2001-2002 and comparative financial results are reflected in BHP Billiton Group’s results. BHP Steel Limited comprises the majority of the Steel segment. BHP Steel Limited legally separated from the BHP Billiton Group on July 22, 2002, having listed on the Australian Stock Exchange on July 15, 2002.

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$2.6 billion during 2001-2002, a decrease of US$0.6 billion compared with 2000-2001.

Raw steel production for 2001-2002 of 5.3 million tonnes was 2% less than 5.4 million tonnes in 2000-2001, reflecting production down-time associated with industrial action, planned maintenance and the re-line of the New Zealand Steel smelter.

Steel’s profit before interest and taxation was US$86 million in 2001-2002, a decrease of US$132 million or 61% compared with the corresponding period. No exceptional items were included in 2001-2002. The 2000-2001 result included a loss from exceptional items of US$22 million before taxation for organisation restructuring costs and provisions.

Excluding exceptional items, Steel’s profit before interest and taxation was US$86 million, a decrease of US$154 million or 64% compared with 2000-2001. This decrease was mainly due to lower international prices for steel products and the exclusion of operating profits from disposed businesses (primarily OneSteel Limited), which were included in the corresponding period. These factors were partly offset by stronger Australian domestic demand for value added coated products and the profit on sale of the Australian and US strapping businesses.

Depreciation and amortisation expense was US$132 million, a decrease of US$30 million compared with 2000-2001. The lower charge for 2001-2002 mainly reflected the spin-off of OneSteel Limited during the corresponding period.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury and Freight, Transport and Logistics operations and certain workout assets including HBI Venezuela, Ok Tedi, Hartley Platinum mine, which was sold in January 2001, and the Beenup Mineral sands operations which was closed in March 2001.

Group and Unallocated Items’ profit before interest and taxation for 2001-2002 was a loss of US$589 million compared with a loss of US$1,622 million in the corresponding period. The 2001-2002 result included an exceptional item of US$39 million before taxation for merger related restructuring costs.

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

Excluding exceptional items, Group and Unallocated Items’ profit before interest and taxation was a loss of US$550 million in 2001-2002, a decrease of US$5 million or 1% compared with 2000-2001.

Group and Unallocated Items includes losses on legacy A$/US$ currency hedging of approximately US$305 million in 2001-2002 compared with losses of US$381 million in the corresponding period. These losses mainly reflect the lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the year.

The net costs of Group and Unallocated Items, excluding losses from legacy A$/US$ currency hedging was, US$245 million in 2001-2002 compared with US$174 million in the corresponding period.

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

The following information is provided in respect of the losses associated with the BHP Steel demerger referred to above. Under UK GAAP, the BHP Steel demerger was treated in two components in 2002-2003—a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets). Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the equalisation issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which is required to be recognised in 2001-2002 for US GAAP. The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel.

Under UK GAAP, attributable profit for 2000-2001 was US$1,529 million compared to US$882 million under US GAAP, a decrease of US$647 million, mainly being a decrease of US$565 million representing the exclusion of the BHP Billiton Plc Group’s pre-acquisition profit attributable to shareholders under UK GAAP.

For a detailed description of significant differences between UK GAAP and the estimated result under US GAAP refer ‘Note 33. US Generally Accepted Accounting Principles disclosures’ in the attached 2003 BHP Billiton Group Annual Financial Statements.

B.	Liquidity and Capital Resources

Year ended June 30, 2003

Cash flow analysis

Net cash flow from Group operating activities in 2002-2003 was US$4.8 billion before dividends received from joint ventures and associates of US$197 million, and taxation paid of US$1.0 billion.

Returns on investments and servicing of finance resulted in a net cash outflow of US$398 million in 2002-2003. Interest paid of US$383 million, dividends paid on redeemable preference shares of US$28 million and dividends paid to minorities of US$38 million were partly offset by interest received of US$36 million and other dividends received of US$15 million.

Net cash outflow from capital expenditure and financial investment totalled US$2.4 billion. US$2.6 billion was used for purchases of tangible fixed assets, US$95 million for purchases of investments and funding of joint ventures, and US$348 million for exploration expenditure. These items were partly offset by the US$99 million proceeds from disposals of tangible fixed assets and US$560 million generated from the sale or redemption of investments and repayments by joint ventures.

Net cash inflow from acquisitions and disposals totaled US$405 million including proceeds from the demerger or sale of subsidiaries of US$358 million (mainly the demerger of BHP Steel) and the disposal of joint ventures of US$133 million. This was offset by US$86 million for cash transferred on demerger or disposal.

These factors, together with equity dividends paid of US$830 million, resulted in a net cash inflow before management of liquid resources and financing of US$810 million in 2002-2003.

A net repayment of borrowings totalling US$423 million together with US$152 million raised through the issue of shares, net of share repurchases, represented a total net cash outflow from financing of US$271 million in 2002-2003.

These factors, together with an increase in money market deposits of US$665 million, resulted in a net decrease in the cash holdings of the BHP Billiton Group of US$126 million in 2002-2003.

Net debt and sources of liquidity

Net debt at June 30, 2003 was US$5.8 billion, a decrease of US$1.0 billion for the year. Gearing, which is the ratio of net debt to net debt plus net assets, was 31.9% at June 30, 2003, compared with 35.0% at June 30, 2002. Net debt at June 30, 2003 excludes US$232 million of debt which was retained by BHP Steel upon demerger.

The ratio of current assets (excluding debtors due after one year) to creditors, which represents amounts falling due within one year, was 126% at June 30, 2003 compared with 90% at June 30, 2002.

Closing cash at bank and in hand and overdrafts at June 30, 2003 were US$566 million compared with US$690 million at June 30, 2002. In addition, the BHP Billiton Group had money market deposits at June 30, 2003 of US$965 million compared with US$300 million at June 30, 2002. The following table sets forth the maturity profile of the BHP Billiton Group’s undrawn committed facilities as at June 30, 2003:

Undrawn committed facilities
(US$ millions)
Expiring in one year or less	1,250
Expiring in more than two years	2 112

3 362

None of the BHP Billiton Group’s general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants which vary from facility to facility but which would be considered normal for such facilities.

We currently have a US$2.5 billion revolving credit facility where finance subsidiaries of the BHP Billiton Group are borrowers and BHP Billiton Limited and BHP Billiton Plc are guarantors. The revolving credit facility comprises two tranches: tranche A of US$1.25 billion and tranche B of US$1.25 billion. Tranche A is a 364-day revolving credit facility with a termination date of September 2004 and Tranche B is a five-year revolving credit facility with a termination date of September 2006. The pricing of the revolving credit facility is in-line with what would be expected of a credit facility to a company with our credit rating. A negative pledge applies to the credit facility and there are no financial covenants.

In October 2001, we increased our Australian dollar Commercial Paper Program limit from A$1 billion to A$2 billion. During November 2001, we issued A$1 billion in debt securities in two tranches: A$750 million of 7-year, 6.25% notes maturing August 2008, and A$250 million of 3-year, floating rate notes maturing November 2004. In addition, a US$1.5 billion Euro Medium Term Note (EMTN) program was established during June 2002 and in May 2003 increased the EMTN program to US$2.0 billion. In October 2002 the Group issued its inaugural Eurobond under the EMTN program. The issue of Euro750 million five-year notes was swapped back to US dollars. In April 2003 the Group issued its inaugural Global Bond of US$850 million with a ten-year maturity. In June 2003, the Group established a US$2 billion US commercial paper program and during the same month carried out its first issue off the program.

During 2002-2003, a non-cash reduction of US$1,456 million in the capital resources resulted from the demerger of BHP Steel.

Capital expenditures

Capital expenditures and financial investment totalled US$2,355 million in 2002-2003, a US$266 million decrease compared with 2001-2002. Expenditure on growth projects and investments amounted to US$1,995 million, including US$814 million on petroleum projects and US$1,181 million on minerals and other corporate projects. Maintenance capital expenditure was US$671 million. Exploration expenditure was US$348 million in 2002-2003, a decrease of US$42 million compared with 2001-2002.

During 2002-2003, we committed approximately US$1.7 billion to new growth projects, including: US$1,100 million for the development of the Atlantis oil and gas reserves in the Gulf of Mexico; US$327 million for the first development phase of the Greater Angostura oil and gas field located in shallow waters approximately 40 kilometres off the northeast coast of Trinidad; and US$230 million on the development of the Escondida Norte copper project in northern Chile to maintain copper production capacity in future years.

Year ended June 30, 2002

Cash flow analysis

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

Net cash outflow from acquisitions and disposals totaled US$38 million including US$45 million for investment in subsidiaries, US$45 million for cash transferred on disposal and US$208 million for investment in joint ventures. This was offset by proceeds from the sale of subsidiaries of US$190 million (mainly the sale of PT Arutmin) and the disposal of joint ventures of US$70 million.

These factors, together with equity dividends paid of US$811 million, resulted in a net cash outflow before management of liquid resources and financing of US$412 million in 2001-2002.

A net repayment of borrowings totalling US$542 million together with US$121 million raised through the issue of shares/share buy-back scheme represented a total net cash outflow from financing of US$421 million in 2001-2002.

These factors, together with a decrease in money market deposits of US$157 million, resulted in a net increase in the cash holdings of the BHP Billiton Group of US$148 million in 2001-2002.

Net debt and sources of liquidity

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

Undrawn committed facilities
(US$ millions)
Expiring in one year or less	1,250
Expiring in more than two years	401

1,651

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

Capital expenditures

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

C.	Research and Development, Patents and Licenses, etc

Relevant information regard in research and development, patents and licenses, etc are discussed for the BHP Billiton Group in Item 4B “Information on the Company – Diamonds and Specialty Products – Technology”.

D.	Trend Information

Relevant industry and market trends are discussed for the BHP Billiton Group as a whole and for each business segment in Item 5A “Operating Results”.

E.	Off-balance Sheet Arrangements

Relevant information for the BHP Billiton Group in relation to off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure, commitments under leases and financial instruments is provided below.

The following discussion describes the BHP Billiton Group’s material off-balance sheet arrangements at June 30, 2003.

Contingent Liabilities

The following table sets forth our contingent liabilities (not otherwise provided for in the accounts) as of June 30, 2003.

Contingent liabilities
(US$ millions)
Joint ventures and proportionally included joint arrangements (unsecured) – Other (b)	174
Subsidiary undertakings (unsecured, including guarantees)
Group guarantees of borrowings of joint ventures and associates	398
Bank guarantees (a)	—
Performance guarantees (a)	70
Letter of credit	2
Other (b)	131

Total contingent liabilities (a)	775

(a)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(b)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these accounts. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above. Details of the principal legal claims are set out in ‘Note 31 Contingent Liabilities’ and in ‘Note 21 Provisions for liabilities and charges’
(c)	For US GAAP reporting purposes, the Group is required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible, and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group guarantees of borrowings of joint ventures and associates of US$47 million (2002: US$21 million), US$45 million (2002: US$25 million) in performance guarantees and US$198 million (2002: US$43 million) in other for which provisions have been included in the Group accounts.

Refer to ‘Note 31 Contingent Liabilities’ and ‘Note 21 Provisions for liabilities and charges’ in the attached 2003 BHP Billiton Group Annual Financial Statements.

Commitments for Capital Expenditure

Contractual commitments for capital expenditure outstanding at June 30, 2003 amounted to US$1.6 billion. These commitments relate mainly to Petroleum in connection with developments in Gulf of Mexico (US$0.6 billion), Trinidad (US$0.2 billion), Algeria (US$0.1 billion) and North West Shelf (US$0.1 billion); Aluminium in connection with Hillside 3 (US$0.1 billion); and Carbon Steel Materials in relation to Area C and Products and Capacity expansion (US$0.2 billion). Of the total of US$1.6 billion, US$1.2 billion is expected to be expended in the year ending June 30, 2004. We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from external sources.

Refer to ‘Note 26 Commitments’ in the attached 2003 BHP Billiton Group Annual Financial Statements.

Commitments for Other Expenditure

Contractual commitments for other expenditure outstanding at June 30, 2003 amounted to US$2.0 billion. These commitments relate mainly to supply of goods and services (US$1.4 billion), royalty payments (US$0.1 billion) and chartering costs (US$0.3 billion). We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from external sources.

Refer to ‘Note 26 Commitments’ in the attached 2003 BHP Billiton Group Annual Financial Statements.

Commitments Under Leases

The following table sets forth our lease obligations as of June 30, 2003 broken down by varying maturities.

	Obligations under operating leases	Obligations under finance leases
	(US$ millions)	(US$ millions)
Due not later than one year	138	4
Due later than one year and not later than five years	348	49
Due later than five years	256	—

Total commitments under leases	742	53

Refer to ‘Note 26 Commitments’ in the attached 2003 BHP Billiton Group Annual Financial Statements.

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

The book value and fair value of the BHP Billiton Group’s financial instruments is as follows:

	Book value 2003 US$ millions	Fair value 2003 US$ million
Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Short-term borrowings	(1 036)	(1 036)
Long-term borrowings and other creditors	(6 734)	(7 291)
Cross currency contracts
Principal	314	314
Interest rate	30	77
Finance lease swap	15	17
Interest rate swaps	7	48
Cash and money market deposits	1 552	1 552
Loans to joint ventures and associates	293	293
Current asset investments	143	143
Fixed asset investments (excluding investment in own shares)	148	153
Investment in exploration companies	—	11
Other debtors to be settled in cash	604	604
Forward foreign currency contracts	19	19
Derivative financial instruments held to hedge the BHP Billiton Group’s exposure on expected future sales and capital and operating purchases
Forward commodity contracts	—	(8)
Forward foreign currency contracts	—	95

	(4 645)	(5 009)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges.

Refer to ‘Note 29 Financial Instruments’ in the attached 2003 BHP Billiton Group Annual Financial Statements.

Other

There are no material arrangements which give rise to “off-balance sheet” financial obligations for the BHP Billiton Group other than those reported in the financial statements, such as contingent liabilities, commitments for capital expenditure, commitments for other expenditure, commitments under leases or derivatives.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations at June 30, 2003 broken down by varying maturities:

(US$ millions)	Bank loans, debentures and other loans		Subsidiary preference shares	Obligations under operating leases	Obligations under finance leases	Capital commitments	Other commitments	Other creditors	Total
Up to one year or on demand	1,032		—	138	4	1,184	434	—	2,792
From one year to less than three years	663		—	100	49	4	315	106	1,237
From three years to five years	2,142		450	248	—	419	451	4	3,714
Greater than five years	2,984		—	256	—	—	803	7	4,050

	6,821	(1)	450	742	53	1,607	2,003	117	11,793

(1)	Includes US$108 million in relation to petroleum development in Algeria. There are no other borrowings or liabilities specifically related to petroleum development.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

BHP Billiton Group Dual Listed Companies Structure

On March 19, 2001, BHP Limited and Billiton Plc announced their agreement to form a Dual Listed Companies structure, to establish a diversified global resource group, to be called BHP Billiton. Refer to “DLC Structure” under Item 4C of this annual report for a more complete discussion of the DLC structure. The implementation of the DLC structure was completed on June 29, 2001. BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc.

A unified Board and management team now runs the BHP Billiton Limited Group and the BHP Billiton Plc Group, with headquarters in Melbourne, Australia, and with significant corporate management centres in London, The Hague, Johannesburg and Houston. We continue to maintain existing primary listings on the Australian (ASX) and London (LSE) stock exchanges, as well as the secondary listings of BHP Billiton Plc on the Johannesburg and Paris stock exchanges and American Depositary Receipt listings of BHP Billiton Limited and BHP Billiton Plc on the New York Stock Exchange.

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

The purpose of implementing the DLC structure was to allow BHP Billiton Limited and BHP Billiton Plc to function as a combined economic entity which benefits from shared assets and growth prospects, combines a number of large, low cost and long life mining, metals and energy assets with global scale and, through diversification, is more resilient and better placed to manage exposure to commodity price cycle risk inherent to the resources industry while maintaining their status as separate legal entities with separate primary listings in major economic centres.

These dual listings on the ASX and LSE provides each company with broader access to global investors and facilitates their access to capital markets. This structure also preserved favourable tax treatment for the dividend payments of BHP Billiton Limited.

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

Directors and Officers of BHP Billiton Group

A unified Board of 11 Directors manages us. The names of Directors and their biographical details are set out below.

Name	Position	Initially elected or appointed to BHP Billiton Limited Board	Initially elected or appointed to BHP Billiton Plc Board
Mr. D.R. Argus(1)	Chairman	November 1996	June 2001
Dr. J.G.S. Buchanan(1)(3)	Director	February 2003	February 2003
Mr. D.A. Crawford(2)	Director	May 1994	June 2001
Mr. M.A. Chaney	Director	May 1995	June 2001
Dr. D.A. Jenkins(2)(3)	Director	March 2000	June 2001
Dr. J.M. Schubert(1)(3)	Director	June 2000	June 2001
Mr. C.W. Goodyear(4)(5)	Chief Executive Officer	November 2001	November 2001
Dr. D.C. Brink(2)(5)	Director	June 2001	June 1997
Mr. C.A. Herkströter(2)	Director	June 2001	July 1998
Lord Renwick of Clifton(1)(3)	Director	June 2001	June 1997
Mr. M. Salamon (5)	Director	February 2003	February 2003

(1)	Member of the Nomination Committee.
(2)	Member of the Risk Management and Audit Committee.
(3)	Member of the Remuneration Committee.
(4)	Mr. Charles Goodyear assumed responsibilities as Chief Executive Officer from January 5, 2003, following the resignation of Mr. B. Gilbertson.
(5)	Member of the Health, Safety and Environment Committee.

Messrs. John Ralph and John Jackson served as non-executive directors and retired from the BHP Billiton Limited and BHP Billiton Plc Boards on November 4, 2002. Mr. Paul Anderson served as an executive director until July 1, 2002 and continued as a non-executive director of BHP Billiton Limited and BHP Billiton Plc until his retirement on November 4, 2002. Mr. B.P. Gilbertson served as an executive Director and Chief Executive and Managing Director of BHP Billiton Limited and BHP Billiton Plc until January 5, 2003.

Our Directors are subject to retirement by rotation, at least one-third retiring each year by order of seniority of election, and may not continue to hold office without re-election after the third annual general meeting following their last election by the shareholders. Eligible retiring Directors may offer themselves for re-election by the shareholders. Directors may be appointed by the Board up to the total number permitted. Such Directors hold office until the next annual general meeting and may be elected by the shareholders at such meeting. A person who has attained the age of 70 may only by special resolution be appointed or re-appointed as a Director of BHP Billiton Limited or BHP Billiton Plc to hold office until the conclusion of BHP Billiton Limited’s or BHP Billiton Plc’s next annual general meeting. A person who attains the age of 70 during their tenure as a Director may continue to act as a Director during the period that starts on the day on which they turn 70 and ends at the conclusion of the first general meeting of BHP Billiton Limited or BHP Billiton Plc after that day.

The Board manages planning for its own succession with the assistance of the Nomination Committee. The Nomination Committee is comprised entirely of independent non-executive directors. The Committee supports and advises the Board in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors, having regard to the law and highest standards of governance, by:

•	assessing the skills, knowledge, experience and diversity required on the Board and the extent to which each are represented;

•	from time to time assessing the extent to which the required skills are represented on the Board;

•	establishing processes for the review of the performance of individual Directors and the Board as a whole; and

•	establishing the processes for the identification of suitable candidates for appointment to the Board.

Under the terms of the DLC merger, the Australian Foreign Investment Review Board approved a structure of the Nomination Committee that requires equal representation from the former BHP Limited and the former Billiton Plc until June 30, 2004. During this period, the Nomination Committee will determine all appointments to the respective Boards and decisions of the Committee will require a minimum of three votes in favor. The composition of the Committee meets that requirement.

The executive officers of both the BHP Billiton Limited Group and the BHP Billiton Plc Group who are not Directors are as follows:

Name	Position	Appointed to Position
Mr. P.S. Aiken	President and Chief Executive Officer Petroleum	October 1997
Mr. J.C. Fast	Chief Legal Counsel	December 1999
Mr. I.C. Fraser	Group Vice President Human Resources	June 2001
Mr. R.W. Kirkby	President Carbon Steel Materials	June 2001
Mr. M. Kloppers	Chief Marketing Officer	June 2001
Mr. C.J. Lynch	Chief Financial Officer	September 2001
Mr. B.A. Mills	President Base Metals	June 2001
Mr. M.C. Oppenheimer	President Energy Coal	June 2001
Mr. D. J. Munro	Chief Development Officer	February 2003
Mr. C. R. Pointon	President Stainless Steel Materials	June 2001
Mr. M. P. Randolph	President Diamonds and Specialty Products	August 2002

Directors of BHP Billiton Limited and BHP Billiton Plc

Biographical details for the Directors of BHP Billiton Limited and BHP Billiton Plc are as follows:

Don Argus, AO, FAIB, FCPA, FAICD, 65: Appointed a Director of BHP Limited in November 1996 and Chairman in April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Nomination Committee. Former Managing Director and Chief Executive Officer of the National Australia Bank Limited. He is Chairman of the Brambles Group and a Director of the Australian Foundation Investment Company Limited. He is also a member of the International Advisory Council of Allianz Aktiengesellschaft.

David Brink, MSc Engineering (Mining), D.Com (hc), 64: A Director of Billiton Plc since June 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of our Health, Safety and Environment Committee and a member of our Risk Management & Audit Committee. He is Chairman of Murray & Roberts Holdings Limited and Unitrans Limited and Deputy Chairman of ABSA Bank Limited and ABSA Group Limited. He is also a Director of Sanlam Limited and Sappi Limited and Vice President of the South Africa Foundation and the South African Institute of Directors.

Dr John Buchanan, MSc (Hons 1), PhD, 60: A Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. He is the Senior Independent Director of BHP Billiton Plc. Chairman of our Remuneration Committee and a member of our Nomination Committee. He is a Director of AstraZeneca Plc and Vodafone Group Plc. He is a former Executive Director and Group Financial Officer of BP Plc, and Treasurer and Chief Executive of BP Finance, Chief Operating Officer of BP Chemicals and former Member of the UK Accountancy Standards Board.

Michael Chaney, BSc, MBA, FAIM, FAICD, 53: A Director of BHP Limited since May 1995 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. He is the Managing Director of Wesfarmers Limited and a Director of Gresham Partners Group Limited. He is a trustee of the Committee for the Economic Development of Australia, a member of the Business Council of Australia, a Director of the Centre for Independent Studies and Chairman of the Australian Research Alliance for Children and Youth.

David Crawford, B Comm, LLB, FCA, FCPA, FAICD, 59: A Director of BHP Limited since May 1994 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of our Risk Management and Audit Committee. Chairman of Lend Lease Corporation Limited, and a Director of Foster’s Group Limited, National Foods Limited and Westpac Banking Corporation Limited. He is former Australian National Chairman of KPMG, Chartered Accountants.

Charles Goodyear, BSc, MBA, FCPA, 45: A Director of BHP Billiton Limited and BHP Billiton Plc since November 2001. Appointed Chief Executive Officer in January 2003. A member of the Health, Safety and Environment Committee. Former Chief Development Officer and former Chief Financial Officer of BHP Billiton Limited and BHP Billiton Plc. Former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc.

Cornelius Herkströter, CA, 66: A Director of Billiton Plc since July 1998 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of our Risk Management and Audit Committee. He is Professor of International Management at Amsterdam University, Chairman of the Supervisory Board of the ING Group and a trustee to the Board of the International Accounting Standards Committee and Chairman of Supervisory Board of DSM. Former President of the Royal Dutch Petroleum Company and Chairman of the Committee of Managing Directors of the Royal Dutch/Shell group of companies.

David Jenkins, BA, PhD (Geology), 64: A Director of BHP Limited since March 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of our Remuneration Committee and Risk Management & Audit Committee. A Director of Chartwood Resources Ltd, a private company providing consultancy services and business and technology advice to the oil industry. Former Chief Geologist and Chief Technology Advisor to BP Plc. He is a member of the Technology Advisory Committee of the Halliburton Company, the Technology Advisory Board of Landmark Graphics, the Advisory Council of Consort Resources. He also chairs the Energy Advisory Panel of Science Applications International Corporation.

Lord Renwick of Clifton, KCMG, MA, 65: A Director of Billiton Plc since June 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of our Nomination Committee and the Remuneration Committee. Former British Ambassador to the United States and to South Africa, he was subsequently appointed to the House of Lords by Prime Minister Blair. He is Chairman of Fluor Limited, Vice Chairman Investment Banking J.P. Morgan Plc, and a Director of British Airways Plc, Compagnie Financiere Richemont, Fluor Corporation, SAB Miller Plc and Harmony Gold Mining Co Ltd.

Miklos Salamon, BSc Mining Engineering, MBA, 48: Mike Salamon is the Senior Minerals Executive of the BHP Billiton Group. Appointed an executive Director of BHP Billiton Limited and BHP Billiton Plc in February 2003. A member of the Health, Safety & Environment Committee. He is Chairman of Samancor and a Director of Richards Bay Minerals, Cerro Matoso and Escondida. From July 1997 to June 2001 he was an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium. Former Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus.

John Schubert, BC Eng, PhD (Chem Eng), FIEAust, FTSE, 60: A Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of our Nomination Committee and the Remuneration Committee. Deputy Chairman of the Commonwealth Bank of Australia, a Director of Qantas Airways Limited, the Australian Graduate School of Management and the Great Barrier Reef Research Foundation. He is also non-executive Chairman of G2 Therapies Limited and of the Worley Group Limited and President of the Business Council of Australia. Former Managing Director and Chief Executive Officer of Pioneer International Limited and former Chairman and Managing Director of Esso Australia Limited.

Executive Officers of BHP Billiton Limited and BHP Billiton Plc

The executive officers of BHP Billiton Limited and BHP Billiton Plc are as follows:

Philip Aiken, BE (Chemistry), Harvard Business School – Advanced Management Program, 54: Appointed President and Chief Executive Officer, Petroleum in October 1997. Former Director BTR Plc and former Managing Director BTR Nylex, following a long career at BOC Plc where his last role was Managing Director, Gases Europe. He is a Director of Robert Walters Plc, Mt Eliza Business School, and Chairman of the Sydney 2004 World Energy Congress Organising Committee.

John Fast, BEc (Hons), LLB (Hons), ASIA, 53: Appointed Chief Legal Counsel in December 1999 and, in addition, was appointed Head of Asset Protection in January 2003. Former Senior Commercial Partner, Arnold Bloch Leibler. Director of the Medical Research Foundation for Women and Babies (Australia). He is a member of the Strategic Advisory Board to The University of Melbourne Law School’s Graduate Program, an Associate of the Securities Institute of Australia and a member of the Markets Policy Group of that Institute; and a member of the Law Institute of Victoria.

Ian Fraser, MA (Hons), MBA, C.Psychol, 42:Appointed Group Vice President, Human Resources June 2001. Previously Group HR Director Billiton Plc, Group HR Director Charter Plc, Personnel Controller Woolworths Plc, and Head of Organisation Diagnostics at Hay Management Consultants.

Robert Kirkby, BE Civil (Hons), Harvard Business School—Advanced Management Program, 56: Appointed President, Carbon Steel Materials in June 2001. Previously Chief Operating Officer, BHP Minerals, President BHP Steelmaking and Energy, Group General Manager and Chief Executive Officer BHP Coal, Group General Manager and Chief Operating Officer of various divisions in BHP Steel, and General Manager Newman-BHP Minerals.

Marius Kloppers, BE (Chem), MBA, PhD (Materials Science), 41: Appointed Chief Marketing Officer in June 2001. Previously Group Executive Billiton Plc, Chief Executive of Samancor Manganese, and held various positions at Billiton Aluminium, amongst them Chief Operating Officer, and at Alusaf (a subsidiary of Billiton Plc) he was General Manager of Hillside Aluminium. His previous career was a consultant with McKinsey Inc.

Chris Lynch, BComm, MBA, FCPA, 49: Appointed Chief Financial Officer in September 2001. Former Chief Financial Officer of the Minerals Group of BHP Billiton Limited. Before joining BHP, he was Vice President and Chief Information Officer for Alcoa Inc and Chief Financial Officer, Alcoa Europe. He was also Managing Director KAAL Australia Ltd, a joint venture company formed by Alcoa Inc of the United States and Kobe Steel of Japan, and Corporate Accounting Manager Alcoa of Australia.

Brad Mills, BSc Geology, MSc Economic Geology, 48: Appointed President, Base Metals in June 2001. Previously held positions in BHP Limited of Vice President and Chief Strategic Officer, Vice President Strategy, Planning and Business Development,

Executive Vice President and Group General Manager Growth and Technology (BHP Copper), Executive Vice President Magma Copper Company, Director Corporate Development Echo Bay Management Company and Manager United States Exploration Echo Bay Exploration Inc. Director ICA, ERBA Inc, and the Mills Foundation.

David Munro, BSc (Mining Engineering), MBA, 48: Appointed Chief Development Officer in February 2003 being responsible for strategy, mergers and acquisitions, and business evaluation. He joined Gencor Ltd in 1981 and is a former Executive Director of Billiton Plc. Previously held positions of Vice President Strategy and Business Development; Executive Director Aluminium, Base Metals and Group Marketing; Executive Director New Business and Trading, Gencor Ltd; Managing Director, Billiton International; and General Manager Manganese, Samancor Ltd.

Mike Oppenheimer, BSc (Chem Eng), 49: Appointed President Energy Coal in June 2001. Previously held positions in BHP Limited of President, BHP Coal; President North West Shelf and Gas Marketing, Vice President and General Manager North West Shelf, Vice President Marketing and Business Development Australia/Asia (BHP Petroleum). A Director of Richards Bay Coal Terminal, International Colombia Resources Corporation and World Coal Institute. A member of Coal Industry Advisory Board of the IEA.

Chris Pointon, BE (Chemistry and Earth Sciences), PhD (Geology), 55: Appointed President Stainless Steel Materials in June 2001. Previously Chief Executive Officer, Nickel and Chrome for Billiton Plc; Managing Director of QNI Ltd. He has over 20 years of global experience as a mining executive and has led Billiton Plc’s nickel business since its formation in 1995.

Marcus Randolph BSc (Mining Engineering), MBA, 47: Appointed President Diamonds & Specialty Products in August 2002 with responsibility for the diamonds and titanium business, North American metals distribution and technology and minerals exploration across the Group. Previously Chief Strategic Officer and Chief Development Officer, BHP Minerals. His earlier career was as Chief Executive Officer of a Singapore based gold and petroleum company. He also held senior positions with Rio Tino Plc and Asarco Inc.

B. Compensation

Remuneration Report

Glossary of Terms

A number of abbreviations are used throughout this Remuneration Report. To assist readers, the key abbreviations used are set out below.

Board	The Boards of Directors of BHP Billiton Limited and BHP Billiton Plc

CIP 2001	Co-Investment Plan 2001

Committee	The Remuneration Committee of BHP Billiton Limited and BHP Billiton Plc

Deferred Share	An option or a conditional right to acquire a share issued under the rules of the Group Incentive Scheme

EBIT	Earnings Before Interest and Tax

EPS	Earnings Per Share

ESP 2000	Employee Share Plan 2000

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries

GIS	Group Incentive Scheme

KPI	Key Performance Indicator

MTI 2001	Medium Term Incentive Offer 2001

Option	A right to acquire a share on payment of the exercise price issued under the rules of the Group Incentive Scheme

Performance Share	An option or a conditional right to acquire a share, subject to performance hurdles, issued under the rules of the Group Incentive Scheme

PSP 2000	Performance Share Plan 2000

PSP 2001	Performance Share Plan 2001

RSS 2001	Restricted Share Scheme 2001

Share	Fully paid Ordinary Share in the capital of BHP Billiton Limited or BHP Billiton Plc

TSR	Total Shareholder Return

1. Remuneration Committee

1.1 Role

The Remuneration Committee (the Committee) operates under the delegated authority of the Boards of BHP Billiton Plc and BHP Billiton Limited (hereafter referred to collectively as the Board) to provide support and advice on executive remuneration policy, to make recommendations to the Board on the remuneration of each executive Director, to set the remuneration for those who report directly to the Chief Executive Officer, and to review and approve equity-based incentive plans.

The activities of the Committee are governed by terms of reference, a copy of which is available on the BHP Billiton website at www.bhpbilliton.com/bb/aboutUs/governance.jsp.

The Committee is committed to the principles of accountability, transparency and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance.

1.2 Membership

All of the members of the Committee are non-executive Directors. At the date of this Report the members are Dr John Buchanan (Chairman), Dr David Jenkins, Lord Renwick and Dr John Schubert.

Mr John Jackson retired as Chairman of the Committee following the annual general meetings held on 4 November 2002. Mr John Ralph also retired from the Committee following the annual general meetings.

Dr David Jenkins joined the Committee on 28 November 2002 and Dr John Buchanan on 1 February 2003. Dr Buchanan was appointed Chairman with effect from 20 March 2003.

The Company Secretary, Ms Karen Wood, acts as secretary to the Committee.

1.3 Meetings

The Committee met eight times during the year.

1.4 Advisors

Throughout the year, the Committee has taken advice from the Group Chairman, Mr Don Argus, the Chief Executive Officer, Mr Charles Goodyear, and the Group Vice President Human Resources, Mr Ian Fraser. None of these people were present when matters associated with their own remuneration were considered.

Group Human Resources has made use of the services of external advisors from time to time on matters relating to remuneration. Information relevant to matters being considered by the Committee has been made available to the Committee. The Committee did not directly retain any advisors. The table below lists those advisors who have been retained on behalf of the Group throughout the year. Where services have been provided by Group auditors, those services have been provided pursuant to the policy relating to the provision of non-audit services, a copy of which is available on the BHP Billiton website at www.bhpbilliton.com/bbContentRepository/AboutUs/Governance/OtherServicesPolicy.pdf. Details of the auditors’ costs associated with those services are set out in note 7 to the 2003 BHP Billiton Group Annual Financial Statements.

2. Remuneration policy

The Committee recognises that the Group operates in a global environment and that its performance depends on the quality of its people. To prosper, the Group must be able to attract, motivate and retain highly skilled executives willing to work around the world.

The key principles that underpin Group remuneration policy are:

•	competitive rewards are provided to attract and retain executive talent on a global basis

•	demanding key performance indicators apply to delivering results across the Group and are applied to a significant portion of the total reward

•	rewards to executives are linked to the creation of value to shareholders

•	the criteria used to assess and reward executives include financial and non-financial measures of performance

•	remuneration arrangements should ensure equity between executives and should facilitate the deployment of human resources around the Group, and

•	severance payments due to executives on termination are limited to pre-established contractual arrangements which do not commit the Group to making any unjustified payments in the event of non-performance.

The remuneration policy assists the Group to achieve its business strategy and objectives. The Committee recognises that, while remuneration is a key factor in recruiting the right people, it is not the only factor. The Group’s values, and its ability to provide interesting and challenging career opportunities, also play an important part.

Advisor	Services provided to Group Human Resources	Other services provided to BHP Billiton
Hay Group	Job evaluations Remuneration data

Pricewaterhouse Coopers	Remuneration benchmarking Long-term incentive plan performance measurement (a)	Audit, accounting advice, taxation and other services

Deloitte & Touche	Long-term incentive plan performance measurement	Remuneration data

KPMG	Tax compliance and preparation services	Audit, accounting advice, taxation and other services

Towers Perrin	Remuneration data Actuarial calculations	Superannuation fund administration

Hewitt Bacon & Woodrow	Retirement benefits advice Actuarial advice

Ernst & Young	Tax compliance and preparation services Design of Retirement Savings Program	Administration services relating to legacy BHP Billiton international assignees

(a)	These services are no longer provided.

3. Remuneration structure

Since the merger, significant progress has been made to align the contract terms, remuneration and benefits for executives. While legacy differences remain, resulting in discrepancies in the contract terms and remuneration of executives, the policy is that whenever opportunities arise, the Group will update service contracts to reflect current best practice and to standardise terms of employment for employees at comparable levels across the Group.

It is the Group’s policy that service contracts for senior executives, including the Chief Executive Officer, be unlimited in term but capable of termination on 12 months’ notice and that the Group retain the right to terminate the contract immediately, by making a payment equal to 12 months’ pay in lieu of notice.

Some executives (but not the Chief Executive Officer) have existing service contracts that contain notice periods that exceed 12 months. The Committee will limit notice periods to 12 months in all future contracts for executives, unless exceptional circumstances exist.

The BHP Billiton remuneration structure contains three components:

(1) base salary and benefits (where applicable)

(2) retirement benefits

(3) short and long-term incentive arrangements.

The cost and value of these components are considered as a whole. They are designed to ensure that the right balance is struck between fixed and variable remuneration. Variable remuneration is remuneration that is tied to performance, and therefore is at risk. BHP Billiton’s remuneration policy is to pay at the median level of remuneration for target performance and at the upper quartile level for exceptional performance.

Details of each component are set out below.

3.1 Base salary and benefits

Base salaries are quantified by reference to the scope and nature of the role and an individual’s performance and experience. Market data is used to benchmark salary levels off a single global scale, adjusted for local conditions. Particular consideration is given to competitive global remuneration levels.

In addition to base salary, selected executives receive benefits including health insurance, relocation costs, life assurance, car allowances and tax advisory services. All benefits received by the executive Directors and the five executive officers for whom remuneration is reported are outlined in sections 4 and 6 of this Report.

3.2 Retirement benefits

A range of retirement and death-in-service benefits operate within the Group. Those benefits reflect the different statutory entitlements in the jurisdictions in which BHP Billiton operates, local market practice and the manner in which this was applied by BHP Limited and Billiton Plc prior to the merger. Where possible, benefits have been standardised following the merger, although a number of legacy positions remain, particularly in relation to the type of pension or superannuation schemes available. In some instances this has given rise to a discrepancy in entitlements between executives at similar levels. The Committee has taken steps to address those discrepancies since the merger and has made considerable progress. Some of those discrepancies will, however, continue while the affected employees remain in service.

Some retirement benefits are to be delivered under defined benefit plans. The Committee considers that these types of plans could place an unreasonable financial burden on the Group. For this reason, the Committee has resolved that no new members will be admitted to the remaining defined benefit plans, save in exceptional circumstances. The Committee recognises that it cannot move to close the remaining plans while those plans have current employees as members.

Details on the retirement benefits applicable to the current executive Directors and to the executives for whom remuneration information is reported in this Report.

3.3 Short and long-term incentives

Long and short-term incentive arrangements are determined under the Group Incentive Scheme (GIS). The GIS was approved by shareholders in November 2002 and is an integral part of BHP Billiton’s approach to competitive performance-based remuneration. The GIS is designed to drive sustainable, transparent performance in the long term and reflects the Group’s commitment to crucial operational targets.

The GIS represents the variable component of remuneration and rewards executives for meeting or exceeding key performance indicators that are set each year and aligned to BHP Billiton’s strategic framework. The percentage of total remuneration that is variable differs according to the level of the employee.

The GIS replaced the previous short, medium and long-term incentive plans for senior executives. Some of those previous plans have not yet reached the end of their performance periods. Subject to performance conditions, awards may still vest under those plans. In some cases awards have already vested but the period for exercising those awards has not yet expired.

The GIS has been designed for senior executives and is controlled by the Committee. Participation requires the approval of the Committee. Throughout the period of participation, employees are required to hold a minimum number of BHP Billiton shares. The number required to be held varies according to the seniority of the employee.

3.3.1. Group Incentive Scheme

A summary of the operation of the GIS is set out on the following page. A copy of the rules of the GIS is available on the BHP Billiton website, www.bhpbilliton.com/bbContentRepository/ Events/BHPBillitonLtdGIS.pdf and www.bhpbilliton.com/bbContentRepository/Events/BHPBillitonPlcGIS.pdf.

Operation of the Group Incentive Scheme

Step 1 At the beginning of each financial year, the Committee approves key performance indicators (KPIs) for the Chief Executive Officer and the people who report to him. These KPIs contain a mix of Group measures, individual business measures and personal measures. In every case, these include health, safety and environmental measures, either at Group or individual business level.

The Group measures relate to overall corporate performance and are the same for each employee, although different weightings apply to employees at different levels. Individual business measures reflect the objectives for the different businesses, while personal measures are tailored to reflect the performance expectations for individual employees. In all cases the KPIs have been designed to ensure that they are transparent, challenging and consistent with the Group’s strategic framework and business value drivers, details of which were released to shareholders in April 2002.

The Group measures for the year ended June 30, 2003 are set out in section 3.3.3 below.

Step 2 At the end of each financial year the actual performance of the Group, the individual businesses and each participant is measured and a decision is made in relation to whether the KPIs have been met and if so, at what level.

There are three levels of performance against each of the KPIs: Performance at threshold (i.e. the minimum necessary to qualify for any reward); target (where the performance requirements have been met); and stretch (where performance is exceeded). The achievement against each KPI is expressed as a percentage. The percentages will range from zero per cent where the participant fails to meet threshold performance and 150 per cent where performance is at the stretch level. The overall percentage achievement is then multiplied by a proportion of the executive’s salary (depending on level of seniority) to deliver the actual amount. The actual percentages that apply to the executive Directors are set out in section 4.

In order to identify and measure the variables that executives are able to manage and influence, adjustments are made to commodity prices and exchange rate fluctuations. In practice this is calculated by excluding 80 per cent of the variation against the budget estimate.

Step 3 Once the performance level against the KPIs has been assessed, the amount of the reward is calculated. Half of that amount is paid to the participant in cash. This represents the short-term incentive component. The other half is retained and used as the basis for calculating the long-term incentive component.

Step 4 The long-term incentive component is converted into shares, known as Deferred Shares, at the market price of the underlying shares on the date of grant. The Committee may, in its absolute discretion, give participants the right to take some or all of the value of this component in the form of Options. The number of Options granted will be derived from the market price at the date of grant.

The Committee will allow a participant to take Options instead of Deferred Shares where it is satisfied that the grant is consistent with the remuneration policy and does not undermine the objective of aligning the interests of participants with shareholders.

Step 5 At the same time as half the bonus amount is converted into Deferred Shares or Options, the Group will match that amount in the form of a Performance Share award.

One Deferred Share, Option or Performance Share entitles the participant to one ordinary share in BHP Billiton.

Step 6 Executives must retain the Deferred Shares (or Options if taken in lieu) for two years from the date of grant and cannot exercise the Deferred Shares or Options during that period.

At the end of that period, those Deferred Shares or Options are released. Participants will lose the Deferred Shares or Options if they voluntarily leave BHP Billiton before the expiration of the two-year period. This is designed to encourage participants to remain in the employment of the Group. Subject to the circumstances under which the participant otherwise leaves, the Committee retains some discretion in relation to Deferred Shares, Options and Performance Shares held by the participant but which have not yet vested.

Options can be exercised over a three-year period from the date on which they become exercisable.

Step 7 The Performance Shares are subject to performance hurdles established by the Committee from time to time. The current hurdles are based on BHP Billiton’s Total Shareholder Return (TSR) compared to a group of peer companies and its Earnings Per Share (EPS) growth targets measured over a three-year period. These measures are designed to encourage participants to focus on the long-term performance of the Group. The applicable TSR and EPS measures are explained in more detail in section 3.3.2 below.

3.3.2 Group Incentive Scheme Transition Year

At the annual general meetings in 2002, shareholders approved arrangements that were required to bridge the period between the first full performance year of the GIS (the year ended 30 June 2003) and the cessation of awards under the Group’s previous executive incentive plans. Without those transition arrangements, no long-term incentive awards could have been made in 2002. No short-term incentives were paid under the GIS for the Transition Year as executives remained eligible for short-term incentives under the former BHP Billiton plans. The Committee considered that the most appropriate transition arrangements were to allocate Performance Shares to participants that were subject to performance hurdles to be measured in 2005.

These performance hurdles are based on EPS growth and comparative TSR during the period from 1 July 2002 to 30 June 2005 (the Performance Period). Both the EPS growth targets and minimum TSR targets will need to be reached in order for the Performance Shares to vest.

The percentage of shares that will vest depends on the performance of the Group against the peer group companies.

The vesting schedule is:

TSR Percentile	% of Performance Shares that will vest
85th<100th percentile	100

80th<85th percentile	90

75th<80th percentile	80

70th<75th percentile	70

65th<70th percentile	65

60th<65th percentile	60

55th<60th percentile	50

50th<55th percentile	40

Less than 50th percentile	None

The EPS growth targets will be satisfied if the compound EPS growth for the Group during the Performance Period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus two per cent per annum, over the Performance Period.

The level of vesting of the Performance Shares will depend on the TSR achieved by BHP Billiton Limited and BHP Billiton Plc compared to peer group companies over the Performance Period. The vesting schedule is set out above. If the TSR calculations for BHP Billiton Limited and BHP Billiton Plc result in one entity receiving a higher TSR percentile than the other, both groups will be deemed to have achieved the lower TSR percentile.

EPS growth is used as a performance hurdle because it provides a measure of the Group’s earnings growth. TSR is recognised as one of the best indicators of shareholder return.

External consultants have been retained to assess whether the performance hurdles have been met, using established parameters which take into account adjustments for mergers or takeovers. These calculations are to be reviewed by the external auditors at the time of vesting.

The peer group of companies against which BHP Billiton’s TSR performance is measured are:

• Alcan	• Marathon Oil Co
• Alcoa	• Newmont Mining
• Alumina	• Noranda
• Anglo American	• Phelps Dodge
• Barrick Gold	• Placer Dome
• Companhia Vale do Rio Doce	• Rio Tinto
• Conoco Phillips	• Unocal
• Freeport-McMoRan	• Woodside Petroleum
• Inco	• Xstrata

3.3.3 Group Incentive Scheme - Performance Year 1 July 2002 30 June 2003

The first full year of the GIS is that ended 30 June 2003.

As described in section 3.3.1 above, the KPIs for the year were based on Group, individual business and personal measures.

The Group measures in financial year 2003 required performance in reducing operating costs; delivering against specific health, safety and environment targets including a specified classified injury frequency rate; delivering synergies arising from the merger of BHP Limited and Billiton Plc; and achieving specified levels of Return On Capital Employed, EBIT Shareholder Value Added, free cash flow and Shareholder Value Added.

The different levels of performance achieved in relation to each of these measures were as follows:

Group KPIs	Level of performance achieved
Health, safety and environment	Between target and stretch
Reduction in operating costs	Stretch
Realisation of merger synergies	Stretch
Return on Capital Employed	Stretch
EBIT Shareholder Value Added	Between target and stretch
Free cash flow	Stretch
Shareholder Value Added	Stretch

3.3.4 Other long-term incentive schemes

The GIS replaced all other incentive plans used by BHP Billiton, and no awards have been made under those plans since the introduction of the GIS. Some of the plans implemented before the introduction of the GIS remain in operation. The last of the awards made under these plans will expire in 2011.

A summary of the incentive plans under which awards to Directors and senior executives are still to vest is set out in section 3.4. A comparison of the Performance Shares awarded under the transitional arrangements, described in section 3.3.2 above, is also set out. Full details of the plans are contained in note 23 to the financial statements.

3.4 Long-term incentive plans - summary

Feature	Employee Share Plan2000 (ESP 2000)	Performance Share Plan 2000 (PSP 2000)	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001)	Medium Term Incentive Offer 2001(MTI 2001) & Co-Investment Plan2001 (CIP 2001)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)

Performance measurement From To	3 April 2000 2 April 2003	1 July 2000 30 June 2003	1 October 2001 30 September 2004	1 October 2001 30 September 2003(3)	1 July 2002 30 June 2005

Retesting available (i.e. a further opportunity to test performance at intervals after the first performance period has ended)	Yes, monthly until 2 April 2010	Yes, monthly until 30 June 2005	Yes, annually until 30 September 2006 but only applies to 25% of the award if retested	No	No

TSR performance condition	BHP Billiton Limited TSR compared to ASX Top 100 and global comparator group	BHP Billiton Limited TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group

Inflationary performance condition	No	No	Yes(1)	Yes(1)	Yes(5)

Vesting schedule (upper and lower range)	<41st percentile - 0% >60th percentile - 100%	<40th percentile - 0% >75th percentile - 100%	<10th position - 0% >4th position - 100%(2)	<10th position - 0% >4th position - 80%(4)	<50th percentile - 0% >85th percentile - 100%

Plan status	Legacy plan. Proportion of awards have met performance hurdles and are capable of being exercised. The remaining are subject to retesting.	Legacy plan. Proportion of awards have met performance hurdles and are capable of being exercised. The remaining are subject to retesting.	Legacy plan. Performance period not yet concluded.	Legacy plan. Performance period not yet concluded.	Performance period not yet concluded.
Expiry date if exercisable	April 2010(6)	November 2010(6)	September 2011(6)	April 2006(6)(7)	August 2008

Comparator Group(8):
ASX Top 100	X
Alcan			X	X	X
Alcoa			X	X	X
Alumina			X	X	X
Anglo American			X	X	X
Arcelor	X	X
Barrick Gold			X	X	X
Companhia Vale do Rio Doce			X	X	X
Conoco Phillips	X	X	X	X	X
Corus Group	X	X
Freeport-McMoRan	X	X	X	X	X
Inco			X	X	X
LTV	X	X
Marathon Oil	X	X	X	X	X
Newmont Mining			X	X	X
Noranda	X	X	X	X	X
Nucor	X	X
Phelps Dodge	X	X	X	X	X
Placer Dome			X	X	X
Rio Tinto	X	X	X	X	X
Total	X	X
Unocal	X	X	X	X	X
US Steel	X	X
WMC	X	X
Woodside Petroleum	X	X	X	X	X
Xstrata					X

(1)	The TSR growth targets will be satisfied if the compound TSR growth for the Group during the Performance Period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus two per cent per annum, over the Performance Period.
(2)	The percentage of Performance Rights that vest under the PSP 2001 will not be greater than the percentage of the share award that vest under the RSS 2001.
(3)	At this time, participants have the option to remain with the plan and enter a second Performance Period or leave the plan. The second Performance Period is a further two years ending on 30 September 2005.
(4)	In respect of the second Performance Period >4th position will mean 125 per cent of the shares vest. The percentage of Performance Rights that vest under the MTI 2001 will not be greater than the percentage of the share award that vest under the CIP 2001.
(5)	The EPS growth targets will be satisfied if the compound EPS growth for the Group during the Performance Period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus two per cent per annum, over the Performance Period.
(6)	Expiry date will be earlier if employment ceases.
(7)	Expiry date if the participants choose to participate for the second Performance Period; otherwise the expiry date is April 2004.
(8)	From publicly available data.

3.5 Bonus Amount for Petroleum Executives

Oil and gas reserve targets are one of the specific performance measures by which a number of BHP Billiton Petroleum executive’s bonus awards are determined. The extent to which reserve targets contribute to the calculation of the bonus amount vary according to the nature and type of an individual’s job. Typically reserve targets are used to assess the performance of those people who are directly responsible for the calculation of reserves and for ensuring that technical work is completed and rigorously and properly reported. These people include Asset Team Leaders and the Petroleum Engineering Managers and Chief Petroleum Engineers. As the appraisal and measurement of reserves is a key component of these individual’s jobs, reserves targets are a useful and suitable measure of their performance. In addition, there are some individuals in support roles whose bonuses are indirectly linked to reserve additions. Of the approximately 100 BHP Billiton Petroleum executives who are participants in the GIS, 31 have performance measures linked to reserve targets. Of these, 15 individuals work in petroleum engineering or asset teams.

Award Targets/Weightings

For those individuals who have reserve targets as a direct performance measure, the weighting of the targets in their personal scorecards (i.e. the extent to which the measure counts towards their total GIS bonus amount) varies from less than 1% to 25% weighting. The majority of participants have weightings less than 3% with the exception of one individual weighting of 25%. This individual is not a member of the BHP Billiton or the BHP Billiton Petroleum Executive Committees.

Depending on how individuals and teams perform against their pre-set reserve addition targets, and taking into account the weightings listed above, the impact of achieving either the threshold, target or stretch level of reserve targets can vary an individual’s bonus award from less than 1% up to 37.5%. The bulk of individuals would be impacted in the range from 1% to 10% depending on the weighting in their scorecards. The incentive values attributable to reserve targets for the 31 people mentioned above, range from US$1,000 to US$35,000.

Reserve Target Setting for fiscal 2004

It is not anticipated that there will be any increase in participants affected by reserve target setting measures. For those included, threshold, target and stretch levels are based on expected production for the year in millions of barrels of oil equivalent. Gas is converted to an equivalent liquid. All reserves revisions are included, whether positive or negative. Threshold performance is set at 100% replacement of production, target performance is set at approximately 115% replacement of production and stretch performance is set at approximately 130% replacement of production. Some asset teams set targets for the booking of reserves for specific oil and gas fields. The threshold, target and stretch percentages may vary for members of those asset teams depending on circumstances specific to the asset or project objectives.

The weightings of targets in personal scorecards of the participants will again vary and is anticipated to be between 1% and 15%. A majority of participants will have weightings of less than 2%.

4. Executive Directors

At the date of this Report there are two executive Directors in office.

Mr Charles Goodyear was appointed to the Board on 30 November 2001. At the time of his appointment he was Chief Development Officer. On 5 January 2003, he was appointed Chief Executive Officer.

Mr Miklos (Mike) Salamon was appointed to the Board on 24 February 2003. He is the Senior Minerals Executive and President of the Aluminium Customer Sector Group.

4.1 Mr Charles Goodyear

4.1.1 Service contract

Mr Goodyear has a single service contract with BHP Billiton Limited and BHP Billiton Plc. The contract does not contain a fixed term and can be terminated by the Group on 12 months’ notice. Mr Goodyear is entitled to terminate the contract on three months’ notice. The Group may immediately terminate the contract by paying Mr Goodyear 12 months’ base salary in lieu of notice. In addition to base salary, Mr Goodyear is paid an amount in lieu of any contribution by the Group to a superannuation or pension fund. This amount is described as ‘Retirement benefits’ in the table in section 4.1.2 below. This amount is also payable where a payment is made in lieu of notice.

Any entitlement Mr Goodyear might have in relation to short and long-term incentives is covered by the GIS (details of which are set out in section 3.3.1). The rules of that Scheme outline the circumstances in which Mr Goodyear (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which Mr Goodyear would be entitled to a cash bonus payment for the performance year in which he leaves the Group. Those circumstances depend on the reason for his departure.

The rules of the GIS confer on the Committee discretion in relation to the entitlements of an employee on termination in some circumstances. One such circumstance is where the employee is classified as an ‘other leaver’. This will include situations where the employee does not resign or is not terminated for cause. In an effort to provide the Group, its shareholders and Mr Goodyear with as much certainty as possible in relation to his entitlements at termination, the Committee has considered what Mr Goodyear’s entitlements might be if he and the Group reached a mutual decision to depart. The Committee has resolved that, providing Mr Goodyear has served as Chief Executive Officer for no less than three years, he would be entitled to:

•	any Deferred Shares or Options that had been granted but were not exercisable at the date of departure. The Committee recognises that the performance measures for the grant of these Deferred Shares or Options have already been met, save for the requirement that they be held for two years from the date of grant. The Committee believes that a mutual decision to depart would override that additional requirement to hold these Shares or Options for the balance of the two-year period.

•	a cash bonus for the year in which the departure takes place that has been calculated according to the performance of Mr Goodyear and the Group for that year, and pro-rated back to reflect the actual period of service in that year.

•	a right to retain Performance Shares that have been granted but that are not exercisable, pending satisfaction of performance conditions. The number of Performance Shares Mr Goodyear will be permitted to retain will be reduced to reflect his period of service. These will then only become exercisable if the performance conditions are ultimately met.

These entitlements would not arise if Mr Goodyear’s contract was terminated for cause or if Mr Goodyear resigned. Details of how the GIS would operate in those circumstances are set out in the rules, a copy of which is available on the website at www.bhpbilliton.com/bbContentRepository/Events/BHPBillitonLtdGIS.pdf.

Where the Committee retains discretion in relation to the award of any long or short-term incentives, the rules of the GIS require the Committee to exercise that discretion in good faith and acting reasonably.

4.1.2 Remuneration

Mr C W Goodyear Remuneration paid (US Dollars)

Base salary	Annual cash bonus	Value of Deferred Shares (1)	Other benefits (2)	Retirement benefits (3)	Subtotal 2003	Subtotal 2002	Share-based compensation- long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2003	Total 2002 (6)
1 143 190	898 183	838 364	450 982	403 638	3 734 357	2 303 230	368 361	(558 909)	3 543 809	2 543 419

(1)	Deferred Shares

Details on Deferred Shares are included under the GIS in section 3.3.1 above. The actual Deferred Shares will be awarded to Mr Goodyear subject to approval by shareholders at the annual general meetings in 2003. Mr Goodyear can elect to receive Options instead of Deferred Shares, or a combination of both.

(2)	Other benefits

Mr Goodyear is entitled to certain benefits including medical insurance, health insurance, and the use of certain Group facilities. Mr Goodyear also received a tax impact allowance, relocation allowances and expenses, professional fees and car allowance. The tax impact allowance was designed to compensate him for any additional tax payable on his personal assets as a result of his move from the US to Australia and subsequently to the UK.

(3)	Retirement benefits comprise cash gratuity paid in lieu of retirement benefits during the year.
(4)	Long-term share-based compensation

The amount in respect of long-term share-based compensation represents the estimated value of awards granted under the long-term incentive schemes. The estimated value has been calculated using a modified Black-Scholes option pricing methodology. Details of outstanding awards and awards vesting in the year are set out in the two tables below.

(5)	In accordance with UK GAAP, 100 per cent of the value of Deferred Shares earned during the 2003 year is included in remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration is to be included over the vesting period (in this case, the three years from 1 July 2002 to 30 June 2005). The column headed ‘Adjustment’ represents this difference. Hence, the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.
(6)	Total remuneration paid to Mr Goodyear while a Director of the Group during 2002 was US$1 285 402. This was made up of base salary US$408 618, annual cash bonus of US$562 330 and other benefits of US$314 454.

4.1.3 Share and Option plans

The following tables set out details of Mr Goodyear’s interests in incentive plans including the number of shares awarded by BHP Billiton Limited in the financial year ended 30 June 2003.

Mr C W Goodyear Share Options

	Ordinary Shares under option
Scheme	At 1 July 2002 (1)	Granted	Exercised	Lapsed	At 30 June 2003	Exercise price (3)		First exercise date	Expiry date
ESP 1999(2)	722 785	—	165 209	—	557 576	A$	6.92	23 April 2002	22 April 2009
ESP 2000(4)	722 785	—	—	—	722 785	A$	7.60	03 April 2003	02 April 2010

(1)	Includes bonus shares issued for Options in respect of DLC Merger.
(2)	All of the award is exercisable. The terms of these Options are identical to the terms of ESP 2000 set out in section 3.4 above except for minor variations to the global comparator group, where the performance measurement was from 23 April 1999 to 22 April 2002 and that the Options expire on 22 April 2009. Market price on the date of exercise (28 February 2003) was A$9.15.
(3)	Represents the exercise price payable on Options held at 1 July 2002, adjusted for bonus issues of shares in respect of the DLC Merger and for the exercise price reduction as a result of the OneSteel spin-out and BHP Steel Demerger.
(4)	Seventy-five per cent of the award is exercisable. The balance of the award is still subject to satisfying performance conditions.

Mr C W Goodyear Shares awarded

Ordinary Shares under award
Scheme	At 1 July 2002 (1)	Granted (2)	Vested	Lapsed	At 30 June 2003	Vesting date
GIS 2002 - Performance Shares	—	180 154	—	—	180 154	August 2005
PSP 2001	136 573	—	—	—	136 573	1 October 2004
PSP 2000(3)	184 483	—	—	—	184 483	1 July 2003
Total	321 056	180 154	—	—	501 210

(1)	Includes bonus shares issued for Performance Rights in respect of DLC Merger and the BHP Steel Demerger.
(2)	Market price on date of the GIS award (12 November 2002) was A$9.37.
(3)	Seventy-five per cent of the award is exercisable. The balance of the award is still subject to satisfying performance conditions.

The market price of BHP Billiton Limited shares at 30 June 2003 was A$8.64.

The highest and lowest market prices during 2003 were A$10.50 (9 July 2002) and A$8.28 (20 May 2003) respectively.

Mr Goodyear was invited to participate in the GIS for the year ended 30 June 2003. The target cash bonus amount was 70 per cent of adjusted salary. The Group financial measures represented a 70 per cent weighting of Mr Goodyear’s total performance measures. Mr Goodyear had an above target level of performance and achieved 91.1 per cent of adjusted salary.

The cash bonus amount represents half of the total bonus amount in accordance with the rules of the GIS. The actual amount is detailed in the table of remuneration in section 4.1.2.

The remaining half of the total bonus will be awarded to Mr Goodyear in Deferred Shares and/or Options, subject to the approval of shareholders at the annual general meetings in 2003. These Deferred Shares and/or Options will vest in August 2005, subject to Mr Goodyear still being in employment with the Group at the time of vesting. In addition to the Deferred Shares and/or Options, the Group will also match this half of the total bonus amount in the form of a Performance Share award. The vesting of these Performance Shares will be subject to performance hurdles, and will not be eligible for vesting until August 2006.

The Remuneration Committee has set a target cash bonus amount of 70 per cent of salary for the year ended 30 June 2004. The Group financial measures will represent a 75 per cent weighting of his total performance measures. The remaining 25 per cent relates to personal performance measures which include risk management and people development.

Assessed at the ‘target’ level of performance, 50.9 per cent of Mr Goodyear’s remuneration is related to his performance and is therefore ‘at risk’.

4.1.4 Retirement benefits

Mr Goodyear’s remuneration includes a payment in lieu of any contribution by the Group to a superannuation or pension fund. That payment is fixed at an annual contribution rate of 48 per cent of base salary. Mr Goodyear may elect to have the sum paid into a superannuation or pension fund or he may elect, instead, to defer receipt, subject to the rules of a Retirement Savings Plan that has been established for this purpose. Those rules allow Mr Goodyear to accumulate these annual payments and to defer receipt until after he retires from the Group. The Plan allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.

In the event of death in service, a death-in-service benefit of four times base salary will be paid. The overall annual pension payable to his spouse at the time of his death, until she dies, will be equal to two-thirds of one-thirtieth of Mr Goodyear’s pensionable salary at date of death, for each year of service from 1 January 2003 to his normal retirement date. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.

4.2 Mr Miklos (Mike) Salamon

4.2.1 Service contracts

Mr Salamon has contracts of employment with BHP Billiton Plc and BHP Billiton Services Jersey Limited, a wholly-owned subsidiary of BHP Billiton Plc.

Mr Salamon’s employment agreements automatically terminate on his sixtieth birthday. At any time prior to his sixtieth birthday each service contract can be terminated by either the Group or Mr Salamon providing 12 months’ notice. The Company may make a payment in lieu of notice equal to 150 per cent of base salary. This payment reflects the market practice at the time the terms were agreed. It is now Group policy that periods of notice be limited to 12 months unless exceptional circumstances exist.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Salamon to maintain any ongoing participation in relation to the long-term incentive schemes in which he participates in the event of his departure. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

4.2.2 Remuneration

Mr M Salamon - Remuneration paid (US Dollars)

Base salary	Annual cash bonus	Value of Deferred Shares (1)	Other benefits (2)	Retirement benefits (3)	Subtotal 2003	Subtotal 2002	Share-based compensation- long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2003 (6)	Total 2002
1 036 381	668 947	624 395	212 665	2 542 388	2 433 457	506 395	314 940	(416 263)	2 947 460	3 429 477

(1)	Deferred Shares

Details on Deferred Shares are included under the GIS in section 3.3.1 above. The actual Deferred Shares will be awarded to Mr Salamon subject to the approval of shareholders at the annual general meetings in 2003. Mr Salamon can elect to receive Options instead of Deferred Shares, or a combination of both.

(2)	Other benefits

Mr Salamon is entitled to certain benefits including medical insurance, life assurance-related benefits, car allowance and payout of unused leave entitlements.

(3)	Retirement benefits

The estimated benefit in respect of pensions includes contributions payable in respect of actual/notional contributions that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Salamon are set out in section 4.2.4 below.

(4)	Long-term share-based compensation

The amount in respect of long-term share-based compensation represents the estimated value of awards granted under the long-term incentive schemes. The estimated value has been calculated using a modified Black-Scholes option pricing methodology. Details of outstanding awards and awards vesting in the year are set in the table below.

(5)	In accordance with UK GAAP, 100 per cent of the value of Deferred Shares earned during the 2003 year is included in remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration is to be included over the vesting period (in this case, the three years from 1 July 2002 to 30 June 2005). The column headed ‘Adjustment’ represents this difference. Hence, the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.
(6)	Remuneration in accordance with UK GAAP paid to Mr Salamon since appointment as a Director of the Company was US$885 296. This was made up of base salary US$360 883, annual cash bonus US$232 937, value of deferred shares US$217 423 and other benefits US$74 053.

4.2.3 Share and Option plans

The following table sets out details of Mr Salamon’s interests in incentive plans including the number of shares awarded by BHP Billiton Plc in the financial year ended 30 June 2003.

Mr M Salamon - Shares awarded

	Ordinary Shares under award
Scheme	At 24 February 2003		Granted	Vested	Lapsed	At 30 June 2003	Vesting date
GIS 2002(1) - Performance Shares	193 706			—	—	193 706	August 2005
CIP 2001(2)	107 206	(3)		—	—	107 206	1 October 2003
RSS 2001	198 163	(3)		—	—	198 163	1 October 2004
Total	499 075			—	—	499 075

(1)	Market price on date of the GIS award, 12 November 2002, was £3.18.
(2)	Includes 26 471 Committed Shares invested by Mr Salamon.
(3)	Includes bonus shares issued for share awards in respect of the BHP Steel Demerger.

The market price of BHP Billiton Plc shares at 30 June 2003 was £3.19.

The highest and lowest market prices during 2003 were £3.53 (8 July 2002) and £2.47 (6 August 2002) respectively.

Mr Salamon was invited to participate in the GIS for the year ended 30 June 2003. The target cash bonus amount was 70 per cent of adjusted salary. The Group financial measures represented a 50 per cent weighting of Mr Salamon’s total performance measures. Mr Salamon had an above target level of performance and achieved 95.6 per cent of adjusted salary.

The cash bonus represents half of the total bonus amount in accordance with the rules of the GIS. The actual amount is detailed in the table of remuneration in section 4.2.2.

The remaining half of the total bonus amount will be awarded to Mr Salamon in Deferred Shares and/or Options subject to shareholder approval at the annual general meetings in 2003. These Deferred Shares and/or Options will vest in August 2005 subject to Mr Salamon still being in employment with the Group at the time of vesting. In addition to the Deferred Shares and/or Options, the Group will also match this half of the total bonus amount in the form of a Performance Share award. The vesting of these Performance Shares will be subject to performance hurdles, and will not be eligible for vesting until August 2006.

The Remuneration Committee has set a target cash bonus amount of 70 per cent of salary for Mr Salamon for the year ended 30 June 2004. The Group financial measures will represent a 30 per cent weighting of his total performance measures. The remaining 70 per cent relates to personal performance measures, which include the performance of the Customer Sector Group for which he has responsibility.

Assessed at the ‘target’ level of performance, 40.2 per cent of Mr Salamon’s remuneration is related to his performance and is therefore ‘at risk’.

4.2.4 Retirement benefits

Mr M Salamon Defined Benefit Pension (US Dollars)

Increase in accrued annual pension entitlement during the year (1)	Total accrued annual pension entitlement at year end (2)	Increase in transfer value of total accrued pension (1)	Transfer value of total accrued pension at year end 2003 (2)	Transfer value of total accrued pension at year end 2002 (2)
82 063	630 466	(302 445)	5 701 055	6 003 500

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation. The increase in transfer value of total accrued pension is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the Director also without any allowance for inflation. The increase in accrued pension after making an allowance for inflation of 3.3 per cent (2002: 1 per cent) was US$63 966 (2002: US$135 921) and the transfer value of that increase less the contributions made to the scheme by the Director was US$578 420 (2002: US$1 487 959).
(2)	The disclosure of the transfer value of total accrued pension at year end is the actual transfer value as at 30 June 2002, notwithstanding the fact that Mr Salamon was appointed as a Director on 24 February 2003.

BHP Billiton Plc and BHP Billiton Services Jersey Limited have established non-contributory defined benefit pension arrangements under which Mr Salamon will be entitled to a pension at normal retirement date at age 60, equal to two-thirds of pensionable salary provided he has completed 20 years service with the Group. Only base salary is pensionable. At the date of this Report, Mr Salamon was 48 years of age.

Each year, Mr Salamon has the right to determine whether his pension provision for that year’s salary under each service contract with BHP Billiton Plc and BHP Billiton Services Jersey Limited is made under a defined benefit or defined contribution arrangement for service after 1 July 1997. Alternatively, he can choose to receive a cash sum at equivalent cost to the Group. Once he has completed 20 years or more service, the cash sum option will no longer be available to him.

If he has chosen in any year to have a defined contribution arrangement he may elect subsequently to have the defined contribution benefit for that year and any previous years converted to a defined benefit promise, in which case he must surrender the defined contribution benefit accrued.

If Mr Salamon retires before age 60, his accrued defined benefit pension entitlement will normally be reduced for early payment at the rate of four per cent per annum.

In terms of the rules of the scheme all pensions in payment will be indexed in line with the retail price index.

In the event of death in service, a lump sum benefit of four times base salary will be paid. A spouse’s pension on death in service of two-thirds of the prospective pension will also be paid.

In the event of the death of Mr Salamon while in retirement, a surviving spouse’s pension of two-thirds of the pension in payment, before the effect of commutation, will be paid.

5. Former executive Directors

5.1 Mr Paul Anderson

Mr Paul Anderson retired as Chief Executive Officer on 1 July 2002 but remained on the Board as a non-executive Director until 4 November 2002. Details of remuneration paid to him during the year ended 30 June 2003 and the prior year are set out below. All of the amounts paid by way of termination payments were disclosed in the Annual Report for the year ended 30 June 2002. That disclosure is repeated below.

5.1.1 Termination payments

Under the terms of his service contract, Mr Anderson was entitled to receive an amount of US$1 675 831, which is equal to twice his annual base salary following his retirement on 1 July 2002. With the Board’s approval an equivalent amount has been paid to him as follows:

•	a consultancy arrangement with a total payment of US$104 739 under which Mr Anderson agreed to act as a consultant to the Group for two years commencing 5 November 2002.

•	further payments totalling US$1 571 092.

In addition, Mr Anderson’s contract entitled him to exercise those Performance Rights awarded under the original contract that had not become exercisable, being 400 000 Performance Rights (300 000 of which became exercisable on termination, with a notional value of US$3 464 770 using a share price of US$5.39 per share). Although his contract entitled him to exercise 400 000 rights without reference to service or performance hurdles, Mr Anderson requested that the 100 000 Performance Rights issued in relation to the year ended 30 June 2002 remain subject to performance conditions. His performance against the conditions was assessed in August 2002 and, as a result, all of those Performance Rights became exercisable.

5.1.2 Remuneration

Other than the termination payment detailed in section 5.1.1, Mr Anderson did not receive any remuneration, including any Directors’ fees, for the year ended 30 June 2003. In 2002 Mr Anderson received US$2 615 019.

5.1.3 Share and Option plans

Mr P M Anderson - Share Options

	Ordinary Shares under option
Scheme	At 1 July 2002		Granted	Exercised	Lapsed	At 4 November 2002	Exercise price (3)		First exercise date	Expiry date
ESP 1999(1)	2 065 100	(2)	—	—	—	2 065 100	A$	6.92	23 April 2002	April 2009

(1)	The terms of these Options are identical to the terms of ESP 2000 set out in section 3.4 except for minor variations to the global comparator group, where the performance measurement was from 23 April 1999 to 22 April 2002 and that the Options expire on 22 April 2009.
(2)	Includes bonus shares issued for Options in respect of the DLC Merger.
(3)	Represents the exercise price payable on Options held at 1 July 2002, adjusted for bonus issues of shares in respect of the DLC Merger and for the exercise price reduction as a result of the OneSteel spin-out and the BHP Steel Demerger.

The market price of BHP Billiton Limited shares at 30 June 2003 was A$8.64.

The highest and lowest market prices during 2003 were A$10.50 (9 July 2002) and A$8.28 (20 May 2003) respectively.

Mr P M Anderson - Shares awarded

Ordinary Shares under award
Scheme	At 1 July 2002	Granted	Vested (1)	Lapsed	At 4 November 2002	Vesting date
PSP 1999(2)	1 032 885	—	1 032 885	—	—	August 2002

(1)	Market price on vesting dates were: A$9.45 (22 August 2002); and A$9.46 (26 August 2002).
(2)	These Performance Rights were awarded on 1 March 1999. The market price at this time was A$5.26. Vesting of these Performance Rights was subject to service and performance conditions. The performance conditions were determined by the Board on an annual basis.

5.2 Mr Brian Gilbertson

Mr Brian Gilbertson resigned as Chief Executive Officer and as a member of the Board on 5 January 2003. Details of the payments made to him on termination were announced on 23 May 2003 and are set out in section 5.2.1 below. Details of the remuneration paid to him during the year ended 30 June 2003 and the prior year are set out in section 5.2.2.

5.2.1 Termination payments

Under the terms of an agreement between the Group and Mr Gilbertson dated 23 May 2003, the following amounts were paid to him:

•	£3 418 780 in respect of unpaid salary to 30 June 2005 in accordance with the terms of his service contracts

•	£54 930 in respect of holidays accrued but not taken at the time of his resignation

•	£595 895 in respect of short-term incentive for the year ended 30 June 2003. This sum was reached by measuring the performance of the Group at the date of resignation and pro-rating his entitlements to that date.

These amounts represented his entitlements under his contracts of employment with the Group. The amounts are gross amounts and subject to necessary withholdings.

In addition, Mr Gilbertson is entitled to be reimbursed an amount capped at £150 000, for relocation and other costs associated with his departure. The Group will also continue to provide medical insurance cover for Mr Gilbertson and his wife until 29 June 2005.

Those amounts are included in the table in section 5.2.2 below and appear in US$.

No entitlements under any of the long-term incentive plans in which Mr Gilbertson participated vested on his resignation.

With the approval of the Board, the Committee exercised the discretion granted to it under those incentive plans and agreed to allow Mr Gilbertson to continue to participate subject to the following conditions:

•	that the number of entitlements that Mr Gilbertson retained be reduced on a pro-rated basis to reflect his period of service

•	that shares would vest only if the pre-determined performance conditions had been met

•	awards of shares, if any, would be made at the same time as to other participants in the plans.

In exercising its discretion the Board and Committee took into account the leadership role Mr Gilbertson had played both before and after the merger and felt that Mr Gilbertson should be entitled to participate, albeit at a reduced level to reflect his period of service, if the pre-determined performance conditions were ultimately met.

Awards in which Mr Gilbertson continues to hold an entitlement, subject to these conditions, are set out in the table in section 5.2.3 below.

Mr Gilbertson is also entitled to benefits under pension plans in which he had accrued an entitlement to 31 years of pensionable service with all included employers at the date of his resignation from BHP Billiton. Details of these entitlements are set out in section 5.2.4.

5.2.2 Remuneration

Mr B P Gilbertson - Remuneration paid (US Dollars)

Base salary	Deferred cash bonus	Other benefits	Termination payments (1)	Subtotal 2003	Subtotal 2002	Retirement benefits (2)	Share-based compensation- long-term (3)	Total 2003	Total 2002
685 567	419 259	45 892	6 707 368	7 858 086	3 745 115	364 313	292 636	8 515 035	5 060 566

(1)	Termination payments

Included in the termination payments is an amount of US$947 218 relating to pro-rated cash bonus paid in relation to Mr Gilbertson’s services for the year ended 30 June 2003.

(2)	Retirement benefits

The estimated benefit in respect of pensions includes contributions payable in respect of actual/notional contributions that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Gilbertson are set out in section 5.2.4 below.

(3)	Long-term share-based compensation

The amount in respect of long-term share-based compensation represents the estimated value of awards granted under the long-term incentive schemes.

The estimated value has been calculated using a modified Black-Scholes option pricing methodology. Details of outstanding awards and awards vesting in the year are set in the table below.

5.2.3 Shares awarded

Mr B P Gilbertson - Shares in which an entitlement is retained, subject to performance

Ordinary Shares under award
Scheme	At 1 July 2002(1)	Granted (2)	Vested	Number of shares forfeited as at date of resignation	Number of shares in which Mr Gilbertson retained an entitlement at5 January 2003 subject to the conditions set out in section 5.2.1 (3)	Vesting date
GIS 2002 - Performance Shares	—	366 589	—	303 430	63 159	August 2005
RSS 2001	292 576	—	—	169 358	123 218	1 October 2004
CIP 2001(4)	100 946	—	—	58 648	42 298	7 November 2003	(5)
Total	393 522	366 589	—	531 436	228 675

(1)	Includes bonus shares issued for share awards in respect of the BHP Steel Demerger.
(2)	Market price on date of the GIS award, 12 November 2002, was £3.18.
(3)	The number of entitlements Mr Gilbertson retained are pro-rated to reflect his period of service to resignation date. The shares will vest only if the pre-determined performance conditions have been met. Awards of shares, if any, will be made at the same time as to other participants in the plans.
(4)	CIP includes the 24 925 Committed Shares originally invested by Mr Gilbertson.
(5)	If Mr Gilbertson elects to participate in the second Performance Period, then 16 275 shares will vest on 7 November 2005. Otherwise these 16 275 shares will lapse on 7 November 2003.

The market price of BHP Billiton Plc shares at 30 June 2003 was £3.19.

The highest and lowest market prices during 2003 were £3.53 (8 July 2002) and £2.47 (6 August 2002) respectively.

5.2.4 Retirement benefits

Mr Gilbertson participated in a defined benefit pension plan. Under the terms of that plan Mr Gilbertson has pensionable service from 1 April 1970. That service includes service to BHP Billiton and service that was transferred from former employers. The Group’s policy in relation to defined benefit plans is set out in section 3.2 of this Report. Mr Gilbertson is entitled to take the retirement benefits or a pension or commute those benefits to a lump sum. At the date of this Report Mr Gilbertson has not advised the Group of his election.

Mr B P Gilbertson - Defined Benefit Pension (US Dollars)

Increase in accrued annual pension entitlement during the year (1)	Total accrued annual pension entitlement at year end (2)	Increase in transfer value of total accrued pension (1)	Transfer value of total accrued pension at year end 2003 (2)	Transfer value of total accrued pension at year end 2002 (2)
86 910	977 186	(1 447 694)	14 795 452	16 243 146

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation. The decrease in transfer value of total accrued pension is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the Director also without any allowance for inflation.

The increase in accrued pension after making an allowance for inflation of 3.3 per cent (2002: 1 per cent) was US$57 531 (2002: US$50 363) and the transfer value of that increase less the contributions made to the scheme by the Director was US$871 075 (2002: US$1 009 296).

(2)	The disclosure of the transfer value of total accrued pension at year end represents the transfer value as at 30 June 2003, notwithstanding that Mr Gilbertson resigned on 5 January 2003.

At the date of his resignation Mr Gilbertson was 59 years of age.

6. Executives

6.1 Five highest paid officers (other than Directors) (US Dollars)

Executive	Base salary	Annual cash bonus	Value of Deferred Shares (1)	Other Benefits (2)	Subtotal 2003	Retirement Benefits (3)	Share-based compensation- long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2003
Philip Aiken	675 241	558 015	520 851	408 789	2 162 896	180 289	285 050	(347 234)	2 281 001
Marius Kloppers	449 486	415 971	388 267	679 458	1 933 182	—	225 336	(258 845)	1 899 673
Bradford Mills	551 250	439 415	410 150	158 931	1 559 746	201 206	278 534	(273 433)	1 766 053
Chris Lynch	587 217	487 638	455 161	175 096	1 705 112	142 987	184 849	(303 441)	1 729 507
David Munro	787 894	370 371	345 704	143 068	1 647 037	—	153 742	(230 469)	1 570 310

(1)	Deferred Shares

Details on Deferred Shares are included under the GIS in this Report. Employees can elect to receive Options instead of Deferred Shares, or a combination of both.

(2)	Other benefits

Includes medical insurance, life assurance, related benefits, cash gratuity in lieu of retirement benefits (which for Mr Kloppers totalled US$353 226), relocation allowance and expenses, sign-on allowances, payment of unused leave entitlements and car allowances, where applicable.

(3)	Retirement benefits

The estimated benefit in respect of pensions includes contributions payable in respect of defined contribution arrangements and actual/notional contributions that would have been required to secure the defined benefit promises earned in the year.

(4)	Long-term share-based compensation

The amount in respect of long-term share-based compensation represents the estimated value of awards granted under the long-term incentive schemes.

The estimated value has been calculated using a modified Black-Scholes option pricing methodology. The number of Performance Shares granted under the GIS in November 2002 is as follows: 158 118 Performance Shares to Mr Aiken; 119 485 Performance Shares to Mr Kloppers; 141 897 Performance Shares to Mr Mills; 117 117 Performance Shares to Mr Lynch; and 147 263 Performance Shares to Mr Munro.

(5)	In accordance with UK GAAP, 100 per cent of the value of Deferred Shares earned during the 2003 year is included in remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration is to be included over the vesting period (in this case, the three years from 1 July 2002 to 30 June 2005). The column headed ‘Adjustment’ represents this difference. Hence, the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.

7. Non-executive Directors

7.1 Remuneration policy

In May 2001 shareholders approved an aggregate sum of A$3 million to be used to remunerate non-executive Directors. Fees payable to non-executive Directors were set in 2002. There was no change to either the fee structure, or rates payable during the 2003 financial year.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings and the extent of the geographic regions in which the Group operates. They also reflect the considerable travel burden imposed on members of the Board.

The elements of remuneration are:

•	a base fee of US$60 000 per annum

•	a fee of US$1000 for each meeting attended

•	a fee of US$7500 for the chairman of a Committee of the Boards

•	a travel allowance of US$1000 for air travel that is more than three hours but less than 12 hours and US$2500 where air travel is more than 12 hours.

Non-executive Directors are not eligible to participate in any of the Group’s incentive arrangements.

The Chairman of BHP Billiton is Mr Don Argus. His remuneration is fixed at four times the base fee for non-executive Directors.

He does not receive any additional fees for chairing the Nomination Committee, or any Board meeting attendance fees.

The Senior Independent Director of BHP Billiton Plc is Dr John Buchanan. Dr Buchanan is paid a base fee of US$80 000, plus additional fees and allowances as described.

Members of the Risk Management and Audit Committee (Mr David Crawford, Dr David Brink, Dr David Jenkins and Mr Cornelius Herkströter) also act as chairmen of the Customer Sector Group Risk Management and Audit Committees and receive attendance fees and travel allowances in respect of meetings of those Committees.

Fees are denominated in US dollars and are paid in either US dollars, Australian dollars or UK sterling, as nominated by the Director.

Each non-executive Director is appointed subject to periodic re-election by the shareholders. There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.

7.2 Remuneration paid - non-executive Directors (US Dollars)

	Fees and allowances	Other benefits	Subtotal 2003	Subtotal 2002	Retirement benefits (1) 2003	Total 2003	Total 2002
Paul Anderson(2)	—	—	—	—	—	—	—
Don Argus	247 500	—	247 500	245 000	12 625	260 125	261 524
Ben Alberts(3)	—	—	—	70 000	—	—	73 470
David Brink	95 500	2 781	98 281	80 031	—	98 281	80 031
John Buchanan(4)	44 832	—	44 832	—	—	44 832	—
Michael Chaney(6)	81 500	—	81 500	71 000	3 155	84 655	75 362
John Conde(3)	—	—	—	67 500	—	—	71 630
David Crawford	96 000	—	96 000	84 000	3 550	99 550	88 343
Cornelius Herkströter	83 500	2 781	86 281	70 531	—	86 281	70 531
John Jackson(5)	54 144	—	54 144	155 000	—	54 144	155 000
David Jenkins	100 500	—	100 500	69 000	—	100 500	70 785
Derek Keys(3)	—	2 781	2 781	76 969	—	2 781	76 969
John Ralph(5)	24 660	—	24 660	69 000	1 160	25 820	73 130
Lord Renwick	76 500	—	76 500	68 000	—	76 500	68 000
Barry Romeril(3)	—	2 781	2 781	70 531	—	2 781	70 531
John Schubert	78 375	—	78 375	70 000	3 250	81 625	74 130

(1)	BHP Billiton Limited contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.
(2)	Appointed a non-executive Director on 1 July 2002 upon his retirement as Chief Executive Officer and Managing Director. He did not receive fees, allowances or other benefits in his capacity as a non-executive Director. Retired on 4 November 2002. Details of amounts paid to him on retirement are set out in section 5.1 above.
(3)	Retired on 30 June 2002.
(4)	Appointed on 1 February 2003.
(5)	Retired on 4 November 2002.
(6)	Michael Chaney has requested that fees payable to him be paid instead to his employer Wesfarmers Limited.

7.3 Non-executive Directors’ retirement benefits

In 1989 the shareholders of BHP Limited approved the introduction of a Retirement Plan under which non-executive Directors accrued entitlements to be paid by the Group on retirement from the Board. The entitlements under this plan are net of any compulsory payments by the Group to the BHP Billiton Superannuation Fund.

At the time of the merger, the Board resolved to close the Plan to new entrants and to continue its operation only until such time as the remaining participants continued in office.

In August 2003 the remaining participants in the Plan (Mr Don Argus, Mr Michael Chaney, Mr David Crawford, Dr David Jenkins and Dr John Schubert) all agreed to set aside their entitlements and cease participation in the Plan effective from the first of the 2003 annual general meetings (to be held on 24 October 2003). The Plan will be closed from that date and the entitlements that have accumulated in respect of each of the participants will be frozen and paid on retirement. Those amounts are set out in the table below. An earnings rate equal to the five-year Australian Government Bond Rate will be applied.

The following table sets out the accrued retirement benefits under the Plan together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund.

Retirement remuneration - non-executive Directors (US Dollars)

Name	Completed years of service at 30 June 2003	Increase in lump sum entitlement during the year	Lump sum entitlement at 30 June 2003	Lump sum entitlement at 30 June 2002
Don Argus	7	199 892	997 383	797 491
Michael Chaney	8	52 179	264 013	211 834
David Crawford	9	54 387	278 681	224 294
David Jenkins	3	57 242	132 007	74 765
John Schubert	3	57 242	132 007	74 765

8. Former non-executive Directors

Mr Paul Anderson, Mr John Jackson and Mr John Ralph retired as non-executive Directors during the year.

Following his retirement as a non-executive Director on 30 June 2002, Mr Ben Alberts joined the Health, Safety and Environment Committee. He received a fee of A$2000 for each day spent on Committee activities, which amounted to US$16 535 in total during 2002-2003. He was also paid a retirement benefit during the year of US$107 158 which had accrued up to his retirement at the end of the previous financial year.

Mr Anderson served as a non-executive Director from 1 July 2002 to 4 November 2002. He did not receive any remuneration for his services as a non-executive Director. Details of remuneration paid in relation to his executive responsibilities are set out in section

5.1.2. A description of his benefits paid after his retirement as a non-executive Director and manner of payment are set out in section 5.1.1.

Mr John Ralph retired on 4 November 2002 and was paid a retirement benefit of US$196 053 that had accrued to him up to his retirement.

Mr John Conde retired on 30 June 2002 and was paid a retirement benefit of US$207 196 that had accrued to him up to his retirement.

9. Aggregate Directors’ remuneration

The aggregate remuneration of executive and non-executive Directors of BHP Billiton in accordance with UK generally accepted accounting principles is set out in the table below.

Aggregate Directors’ remuneration (US Dollars million)

	2003		2002
Emoluments	7		9
Termination payments	12		2
Awards vesting under long-term incentive plans	—		9
Gains on exercise of Options	0	(1)	—

Total	19		20

(1)	Mr Goodyear exercised options during the year ended 2003 with a gain of US$0.2 million.

Directors’ and Executive Officers’ Share Interests

The interests of the Directors and Executive Officers who held office at June 30, 2003, in the shares of BHP Billiton Plc and BHP Billiton Limited (shares in BHP Billiton Limited are shown in italics) were:

	Shares (a) (b)	Shares subject to Options (c)	Shares subject to Performance Rights (d)	Shares subject to Restricted Share Scheme(e)	Shares subject to Medium Term Incentive Plan/Co- Investment Plan (f)	Shares subject to Group Incentive Scheme(i)
Directors (j)
Mr. D.R. Argus	193,495	—	—	—	—	—
Dr. D.C. Brink	39,377	—	—	—	—	—
Mr. M.A. Chaney	12,338	—	—	—	—	—
Mr. D.A. Crawford	25,826	—	—	—	—	—
Mr. C.W. Goodyear (g)	247,813	1,280,361	321,056	—	—	180,154
Mr. C.A. Herkströter	10,642	—	—	—	—	—
Dr. D.A. Jenkins	10,326	—	—	—	—	—
Lord Renwick of Clifton	2,066	—	—	—	—	—
	6,385	—	—	—	—	—
Dr. J.M. Schubert	23,675	—	—	—	—	—
Mr. M. Salamon	977,282	—	—	198,163	107,206	193,706
Dr. J.G. Buchanan	1,000	—	—	—	—	—
Executive Officers
Mr. P.S. Aiken	133,801	516,275	254,477	—	—	158,118
Mr. J.C. Fast	2,016	413,020	203,947	—	40,671	115,921
Mr. I.C. Fraser	7,058	—	—	84,182	—	108,424
Mr. R.W. Kirkby (h)	202,124	340,740	171,990	—	25,419	110,391
Mr. M.J. Kloppers	nil	—	—	84,182	107,206	119,485
Mr. C.J. Lynch	18,692	—	215,138	—	—	117,117
Mr. B.A. Mills	76,228	464,648	253,382	—	—	141,897
Mr. M.C. Oppenheimer	64,453	—	127,714	—	25,419	103,302
Mr. D.J. Munro	11,175	—	—	179,645	nil	147,263
Mr. M.P. Randolph	—	206,510	156,493	—	—	90,436
Mr. C.R. Pointon	367,438	—	—	75,136	62,924	88,239

(a)	Beneficially held in own name, in name of trust, or nominee company or private company at June 30, 2003.

Included in these figures are 77,404 shares held on trust by BHP Billiton Employee Plan Pty Ltd for Mr. P.S. Aiken, 18,692 shares held on trust by BHP Billiton Employee Plan Pty Ltd for Mr. C. Lynch and 76,228 shares held on trust by BHP Billiton Employee Plan Pty Ltd for Mr. B.A. Mills. These shares were issued on November 12, 2001 (plus additional purchase August 8, 2002 to compensate for the BHP Steel Demerger capital reduction) under the Bonus Equity Share Plan and are held in trust and may not be transferred or disposed of for at least a three-year period. While the shares are held in trust, the beneficiary of the shares is entitled to the benefit of the rights to vote and receive dividends, which attach to those shares

(b)	No director or executive holds in aggregate more than 1% of the issued capital of either BHP Billiton Limited or BHP Billiton Plc.
(c)	Options granted prior to October 27, 2000 constituted a right to acquire 1 ordinary BHP Billiton Limited share. For the period October 28, 2000 to July 4, 2001, each option constituted a right to acquire, after adjustment in the exercise price per share to take account of the spin-off of OneSteel Limited in October 2000, 1 ordinary BHP Billiton Limited share. Since July 5, 2001, each option constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001, 2.0651 ordinary BHP Billiton Limited shares. In relation to options issued prior to July 1, 2002, for the period since July 1, 2002, each option constituted a right to acquire, after adjustment in the exercise price per share to take account of the demerger of BHP Steel Limited in July 2002, 1 ordinary BHP Billiton Limited share. The number of shares subject to options in this table has been adjusted to reflect these changes and has been rounded to the nearest whole share.

The exercise prices for the options described below are the contractual amounts set forth in the option grants. On the purchase of a share pursuant to the exercise of an option, the purchaser will be issued with an additional 1.0651 ordinary BHP Billiton Limited shares. Therefore, the effective exercise price per share is equal to the exercise price set forth below divided by 2.0651.

Mr. C. W. Goodyear was issued with 350,000 options under BHP Billiton Limited’s Employee Share Plan on April 23, 1999 (A$14.29 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)) and a further 350,000 on April 3, 2000 (A$15.69 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)). While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option. The options issued April 23, 1999 have vested (of which 80,000 options have been exercised) and 75% of the options issued April 3, 2000 have vested, the remaining 25% are subject to performance hurdle measurements until options expiry date. These options expire on April 22, 2009 (270,000) and April 2, 2010 (350,000).

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

Mr. R.W. Kirkby was issued with 200,000 options on April 23, 1999 under BHP Billiton Limited’s Employee Share Plan (A$14.29 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)). While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option. These options vested on April 23, 2002 (of which 35,000 options have been exercised) and expire on April 22, 2009.

Mr. B.A. Mills was issued with 75,000 options under BHP Billiton Limited’s Employee Share Plan on April 23, 1999 (A$14.29 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)) and a further 150,000 options on December 3, 1999 (A$15.49 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)). These options vested on April 23 2002 and expire on April 22, 2009. While there was no reduction in the exercise price following the bonus issue on July 5, 2001, 1.0651 bonus shares accrued on each option.

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

Mr. C.W. Goodyear was issued with 83,333 Performance Rights on November 1, 2000 and 127,400 on November 8, 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003 (83,333) and October 1, 2004 (127,400). For Performance Rights issued on November 1, 2000, each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001, and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. As at the date of this report 100% of the Performance Rights issued on November 1, 2000 had vested. For Performance Rights issued on November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. P.S. Aiken was issued with 55,389 Performance Rights on November 1, 2000 and 123,000 on October 5, 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003 (55,389) and October 1, 2004 (123,000). For Performance Rights issued November 1, 2000 each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001, and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. As at the date of this report 100% of the Performance Rights issued on November 1, 2000 had vested. For Performance Rights issued on October 5, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. J.C. Fast was issued with 43,750 Performance Rights on November 1, 2000 and 99,900 on November 8, 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003 (43,750) and October 1, 2004 (99,900). For Performance Rights issued November 1, 2000 each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. As at the date of this report 100% of the Performance Rights issued on November 1, 2000 had vested. For Performance Rights issued on October 5, 2001 and November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. R.W. Kirkby was issued with 40,500 Performance Rights on November 1, 2000 and 76,800 Performance Rights on November 8, 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003 (40,500) and October 1, 2004 (76,800). For Performance Rights issued on November 1, 2000, each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001, and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. As at the date of this report 100% of the Performance Rights issued on November 1, 2000 had vested. For Performance Rights issued on October 5, 2001 and November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. C.J. Lynch was issued with 28,000 and 19,691 totalling 47,691 Performance Rights on December 18, 2000 and 102,200 on November 8, 2001. 28,000 Performance Rights issued December 18, 2000 and all Performance Rights issued November 8, 2001 are subject to fulfillment of performance conditions while 19,691 Performance Rights issued December 18, 2000 are subject to completion of service conditions. They are not exercisable before July 1, 2003 (28,000), July 1, 2004 (19,691) and October 1, 2004 (102,200). For Performance Rights issued December 18, 2000 each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance or service conditions as applicable. For Performance Rights issued on November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. As at the date of this report 100% of the 28,000 Performance Rights issued on November 1, 2000 had vested. The Performance Rights have a zero exercise price

Mr. B.A. Mills was issued with 56,250 Performance Rights on November 1, 2000 and 120,200 Performance Rights on November 8, 2001. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003 (56,250) and October 1, 2004 (120,200). For Performance Rights issued November 1, 2000 each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. As at the date of this report 100% of the Performance Rights issued on November 1, 2000 had vested. For Performance Rights issued on November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. M.C. Oppenheimer was issued with 20,500 Performance Rights on November 1, 2000 and 76,800 Performance Rights on November 8, 2001. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003 (20,500) and October 1, 2004 (76,800). For Performance Rights issued November 1, 2000, each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. As at the date of this report 100% of the Performance Rights issued on November 1, 2000 had vested. For Performance Rights issued on November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

Mr. M.P. Randolph was issued with 33,500 Performance Rights on November 1, 2000 and 76,800 Performance Rights on November 8, 2001. They are subject to fulfillment of performance conditions. They are not exercisable before July 1, 2003 (33,500) and October 1, 2004 (76,800). For Performance Rights issued November 1, 2000, each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on July 5, 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. As at the date of this report 100% of the Performance Rights issued on November 1, 2000 had vested. For Performance Rights issued on November 8, 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

(e)	On October 1, 2001, Mr. I.C. Fraser was conditionally awarded 79,100 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. They are not exercisable before October 1, 2004 and are subject to performance hurdles.

On October 1, 2001, Mr. M.J. Kloppers was conditionally awarded 79,100 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. They are not exercisable before October 1, 2004 and are subject to performance hurdles.

On October 1, 2001, Mr. D.J. Munro was conditionally awarded 168,800 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. They are not exercisable before October 1, 2004 and are subject to performance hurdles.

On October 1, 2001, Mr. C.R. Pointon was conditionally awarded 70,600 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. They are not exercisable before October 1, 2004 and are subject to performance hurdles.

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

On July 31, 2002, the following bonus shares were conditionally awarded under BHP Billiton Plc’s Restricted Share Scheme at no cost. These bonus shares are included in the number of shares subject to the scheme at August 1, 2002. The bonus shares were allocated at 1 new share for each 15.5648 share options held on July 22, 2002:

Mr. I.C. Fraser	5,082
Mr. M.J. Kloppers	5,082
Mr. D.J. Munro	10,845
Mr. C.R. Pointon	4,536
Mr. M. Salamon	11,963

The bonus issue was made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the BHP Steel Demerger capital reduction.

(f)	On October 1, 2001 Mr J.C. Fast was awarded 37,939 shares under BHP Billiton Limited’s Medium Term Incentive Plan. Of this award, 28,571 were awarded as matching shares and 9,368 were awarded as committed shares. A maximum of 7,495 matching shares are exercisable after October 1, 2001 subject to the achievement of pre-determined performance hurdles. The remaining matching awards are not exercisable prior to October 1, 2005. These awards were made in the form of Performance Rights and each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

On October 1, 2001 Mr. R.W. Kirkby was awarded 23,712 shares under BHP Billiton Limited’s Medium Term Incentive Plan. Of this award, 17,857 were awarded as matching shares and 5,855 were awarded as committed shares. A maximum of 4,684 matching shares are exercisable after October 1, 2001 subject to the achievement of pre-determined performance hurdles. The remaining matching awards are not exercisable prior to October 1, 2005. These awards were made in the form of Performance Rights and each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

On October 1, 2001 Mr M.C. Oppenheimer was awarded 23,712 shares under BHP Billiton Limited’s Medium Term Incentive Plan. Of this award, 17,857 were awarded as matching shares and 5,855 were awarded as committed shares. A maximum of 4,684 matching shares are exercisable after October 1, 2001 subject to the achievement of pre-determined performance hurdles. The remaining matching awards are not exercisable prior to October 1, 2005. These awards were made in the form of Performance Rights and each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfillment of performance conditions. The Performance Rights have a zero exercise price.

On October 1, 2001, Mr. M.J. Kloppers was awarded 100,734 shares under BHP Billiton Plc’s Co-Investment Plan. Of this award, 75,681 were awarded as matching shares and 24,873 were awarded as committed shares. A maximum of 19,851 matching shares are exercisable after October 1, 2001 subject to the achievement of pre-determined performance hurdles. The remaining matching awards are not exercisable prior to October 1, 2005.

On October 1, 2001, Mr. C.R. Pointon was awarded 59,125 shares under BHP Billiton Plc’s Co-Investment Plan. Of this award, 44,526 were awarded as matching shares and 14,599 were awarded as committed shares. A maximum of 15,508 matching shares are exercisable after October 1, 2001 subject to the achievement of pre-determined performance hurdles. The remaining matching awards are not exercisable prior to October 1, 2005.

On October 1, 2001, Mr. M. Salamon was awarded 100,734 shares under BHP Billiton Plc’s Co-Investment Plan. Of this award, 75,681 were awarded as matching shares and 24,873 were awarded as committed shares. A maximum of 19,851 matching shares are exercisable after October 1, 2001 subject to the achievement of pre-determined performance hurdles. The remaining matching awards are not exercisable prior to October 1, 2005.

On July 31, 2002, the following bonus shares were conditionally awarded under BHP Billiton Plc’s Co-Investment Plan at no cost. These bonus shares are included in the number of shares subject to the Plan at August 1, 2002. The bonus shares were allocated at 1 new share for each 15.5648 share options held on July 22, 2002:

Mr. M.J. Kloppers	6,472
Mr. C.R. Pointon	3,799
Mr. M. Salamon	6,472

The bonus issue was made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the BHP Steel Demerger capital reduction.

(g)	Mr. Goodyear holds 41,302 American Depositary Receipts (“ADR”). Each ADR represents two ordinary shares.
(h)	Mr. R.W. Kirkby holds 170,000 partly paid shares under the Executive Share Scheme. These are beneficially held, paid to A$1.36, with (i) 50,000 issued on October 4, 1994 at a final call price of A$18.25 (after adjustment for OneSteel and BHP Steel Demerger capital reductions); (ii) 35,000 issued on October 4, 1995 at a final call price of A$16.87 (after adjustment for OneSteel and BHP Steel Demerger capital reductions); (iii) 50,000 issued on October 2, 1996 at a final call price of A$14.86 (after adjustment for OneSteel and BHP Steel Demerger capital reductions); and (iv) 35,000 issued on October 14, 1997 at a final call price of A$14.63 (after adjustment for OneSteel and BHP Steel Demerger capital reductions). 90,534 fully paid ordinary shares have been issued as a result of the bonus issue on July 5, 2001 and are being held in escrow until the final call is made on the 85,000 partly paid shares issued on October 4, 1994 and October 4, 1995. These shares are included in the ‘shares’ column of the ‘Directors and Executive Officers Share Interests’ table. The Executive Share Scheme provided for senior executives to acquire partly paid ordinary shares in BHP Billiton Limited. The last issue under this plan occurred on October 1, 1997. No further issues will be made under this scheme.
(i)	Mr. P.S. Aiken was issued with 158,118 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Group Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

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

Mr. C. W. Goodyear was issued with 180,154 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Group Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

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

Mr. M.J. Kloppers was issued with 119,485 Performance Shares on November 12, 2002 under BHP Billiton Plc’s Group Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

Mr. C.J. Lynch was issued with 117,117 Performance Shares on November 12, 2002 under BHP Billiton Limited’s Group Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

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

Mr. D.J. Munro was issued with 147,263 Performance Shares on November 12, 2002 under BHP Billiton Plc’s Group Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

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

Mr. C.R. Pointon was issued with 88,239 Performance Shares on November 12, 2002 under BHP Billiton Plc’s Group Incentive Scheme. They are subject to fulfillment of performance conditions and are not exercisable before July 1, 2005. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share upon fulfillment of performance conditions. The Performance Shares have a zero exercise price.

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

C. Board Practices

Following completion of the DLC merger, while both BHP Billiton Limited and BHP Billiton Plc operate as separate public companies, they also operate as though they are a single unified entity under the control of unified boards and management. This structure means that all matters need to be considered by the Boards of both BHP Billiton Limited and BHP Billiton Plc, whilst a decision might be made by one or the other Boards depending upon which subsidiary company entity is to implement the decision.

The unified board has implemented a governance framework across the Group that meets the better of the standards of governance, as well as the regulatory requirements, in all of the jurisdictions in which the Group operates.

The Boards of BHP Billiton Limited and BHP Billiton Plc

The Boards direct and monitor the operations of the BHP Billiton Limited and BHP Billiton Plc on behalf of shareholders and have delegated the responsibility for the actual management of the business through the Chief Executive Officer to executive management.

The Boards currently have 11 members. Of these, nine, including the Chairman, are independent non-executive Directors. All nine non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstances that could materially interfere with the exercise of objective, unfettered or independent judgment.

The Boards work to a rolling calendar and conduct periodic reviews of the business. Open, searching and constructive discussion by Directors is expected and encouraged. The Boards recognise that constructive differences of opinion lead to more robust evaluation of the issues and, ultimately, better outcomes. All Directors are entitled to seek independent professional advice on any matter connected with the discharge of their responsibilities relating to the affairs of the BHP Billiton Limited Group or the BHP Billiton Plc Group.

Board Committees

The Boards have established four permanent committees to assist in the execution of their responsibilities: Remuneration, Nomination, Health, Safety and Environment and Risk Management and Audit. Ad hoc committees are formed from time to time to deal with specific matters. Each of the permanent Committees has terms of reference (or Charters) under which authority is delegated to them from the Board.

With the exception of the Health, Safety and Environment Committee, all Committees members are independent non-executive Directors. Executive Directors Mr. C.W. Goodyear and Mr. M. Salamon and the Vice President, Health, Safety and Environment are members of the HSE Committee. Dr. D.C. Brink, an independent non-executive Director, chairs the HSE Committee, on which external experts also sit.

The Remuneration Committee supports and advises the Boards on determining executive remuneration policy, determining the remuneration of executive Directors, reviewing and approving the remuneration of executives reporting directly to the Chief Executive Officer and other senior executives, and reviewing and approving all equity-based plans.

The Nomination Committee supports and advises the Boards on the assessment of skills required on the Boards to enable the Boards to operate to the highest level of performance, establishes processes for the review of the performance of individual Directors and establishes processes for the identification of suitable candidates for appointment to the Boards. The Committee is required to periodically assess the skills required to competently discharge the Board’s duties, having regard to the strategic direction of the BHP Billiton Group. It is also required to assess the performance of those Directors who are to stand each year for election or re-election by shareholders at the annual general meeting. Where a Director’s performance is not considered satisfactory, the Committee (and the Boards) will not endorse that nomination. The Health, Safety and Environment Committee is charged with the responsibility of assessing the health, safety, environmental and community standards applied by the BHP Billiton Group, assessing compliance by the BHP Billiton Group with health and safety and environmental legislation, recommending the adoption of acceptable industry practices, and investigating health and safety and environmental incidents.

The role of the Risk Management and Audit Committee is to assist the Board in relation to the reporting of financial information. This involves the selection and proper application of accounting policies, the identification and management of risk and the review of the operation of the internal control systems. The Committee’s responsibilities include:

•	recommending to the Board the appointment and dismissal of the external auditors and setting the appropriate fees

•	evaluating the performance of the external auditrs, including their independence and objectivity

•	ensuring it is clear that the external auditors are responsible to the Committee and the Board as representatives of the shareholders

•	reviewing and approving the external audit plan, including identified risk areas

•	ensuring compliance with the Group’s policy on non-audit services

•	overseeing the appointment and removal of the Vice President, Risk Assessment and Assurance (who is responsible for the Groups’s risk management, internal audit and insurance activities) and,

•	evaluating the performance of the Vice President, Risk Assessment and Assurance including his or her independence and objectivity.

D. Employees

During the year ended June 30, 2003, we employed, on average, 34,801 employees. A significant proportion of our employees, approximately 9,000, are employed in our Australian based operations and approximately 16,600 in Southern Africa. Our other operations in North and South America account for the majority of our remaining employees. A major contribution to the reduction in employee numbers from the year ended June 30, 2002 is the spin-off of BHP Steel from BHP Billiton in July 2002.

Our human resources strategy emphasises a relationship between our employees and us that is based on shared accountability for achieving business and personal success. Our strategy supports the development of a high performance work culture and the values and business principles of our Charter (our Charter is a statement that outlines the Group’s purpose, values and overall mission).

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

The table below provides a breakdown of our employees by category of activity for the past three financial years.

	At June 30,
Industry	2003	2002	2001
Petroleum	1,872	1,770	1,744
Aluminium	5,362	5,246	5,045
Base Metals	3,319	3,646	3,456
Carbon Steel Materials	6,381	6,380	6,232
Diamond & Specialty Products	1,208	1,754	2,685
Energy Coal	9,668	10,373	12,952
Stainless Steel Materials	5,282	5,572	5,861
Steel(a)	—	12,269	16,627
Group and unallocated	1,709	3,214	4,351

Total	34,801	50,224	58,953

(a)	The OneSteel business was spun-off in October 2000. The BHP Steel business was spun-off, effective July 22, 2002.

The table below provides a breakdown of our employees by geographic location for the past three financial years.

	At June 30,
Geography	2003	2002	2001
Australia	9,020	19,398	21,287
North America	2,719	3,165	4,529
South America	5,531	5,469	5,398
Europe	584	728	581
Southern Africa	16,627	17,735	20,431
Other countries	320	3,729	6,727

Total	34,801	50,224	58,953

E. Share Ownership

Share ownership information is presented as part of the remuneration report in Item 6B of this annual report in “Compensation” above.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

BHP Billiton Limited

The following table sets forth, at June 30, 2003, 2002 and 2001, the holdings of Directors and executive officers of BHP Billiton Limited, as a group, of BHP Billiton Limited’s voting securities. No person beneficially owned more than 5% of BHP Billiton Limited’s voting securities at June 30, 2003.

BHP Billiton Limited is not directly or indirectly controlled by another corporation or by any government. Other than as described in “DLC Structure”, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

Title of Class	Identity of Person or Group	Number Owned		Percent of Class(a) at June 30,
				2003	2002	2001
Ordinary Shares	Directors and executive officers as a group	920,253	(b)(c)	0.02%	0.05%	0.03%

(a)	Represents percentage of fully-paid shares, adjusted for the bonus issue effective July 5, 2001, unless otherwise stated.
(b)	Excludes shares held non-beneficially and fully paid ordinary bonus shares issued effective July 5, 2001 as a result of partly paid shareholdings.
(c)	Excludes 170,000 partly-paid shares paid to $1.36 (previously $0.01, adjusted as a result of the OneSteel Interim Call in October 2000 and the BHP Steel Demerger Interim Call in July 2002) issued to Executive Directors and executive officers, and remaining partly-paid under BHP Billiton Limited’s Executive Share Scheme. This represents 0.0045% of total paid-up share capital at June 30, 2003.

At June 30, 2003, there were 1,858 registered holders of BHP Billiton Limited’s voting securities in the United States, holding a total of 4,336,842 shares in BHP Billiton Limited or 0.12% of the outstanding shares. In addition, at June 30, 2003, there were 1,099 registered holders of BHP Billiton Limited’s ADRs in the United States, holding a total of 71,467,192 shares in BHP Billiton Limited, or 1.91% of the outstanding shares.

BHP Billiton Plc

The following table sets forth, at June 30, 2003, 2002 and 2001, the holdings of each person known to us to be the beneficial owner of more than 3% of BHP Billiton Plc’s voting securities, and the holdings of Directors and executive officers of BHP Billiton Plc, as a group, of BHP Billiton Plc’s voting securities.

BHP Billiton Plc is not directly or indirectly controlled by another corporation or by any government. Other than as described in “DLC Structure”, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Plc’s voting securities.

Title of Class	Identity of Person or Group	Number Owned	Percent of Class at June 30,
			2003	2002	2001
Ordinary Shares	Old Mutual Plc	137,040,958	5.55%	3.98%	N/A
Ordinary Shares	Franklin & General Investment Management Ltd	77,368,390	3.13%	3.13%	2.98%
Ordinary Shares	Legal & General Investment Management Ltd	75,230,880	3.05%	3.05%	2.81%
Ordinary Shares	Directors and executive officers as a group	1,420,357	0.06%	0.08%	0.04%

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

At June 30, 2003, there were 46 registered holders of BHP Billiton Plc’s ADRs in the United States, holding a total of 40,816,314 shares in BHP Billiton Plc, or 1.65% of the outstanding shares.

B. Related Party Transactions

The BHP Billiton Group is a group of more than 500 subsidiaries. The BHP Billiton Group operates around the world. A list of the major entities, together with their place of incorporation and percentage ownership is listed in note 1 to the BHP Billiton Group Annual Financial Statements. Refer “BHP Billiton Group Annual Financial Statements – Notes to financial statements – 1” attached to this annual report. Related party transactions are outlined in note 30 to the BHP Billiton Group Annual Financial Statements. Refer “BHP Billiton Group Annual Financial Statements – Notes to the financial statements – 30” attached to this annual report.

C. Interests of Experts and Counsel

Not applicable.

FINANCIAL INFORMATION

ITEM 8.	FINANCIAL INFORMATION

A. Financial Statements

The BHP Billiton Group, BHP Billiton Limited Group and BHP Billiton Plc Group financial statements are included as Item 18.

Legal Proceedings

We are involved from time to time in legal proceedings and governmental investigations of a character normally incidental to our business, including claims and pending actions against us seeking damages in large amounts or clarification of legal rights and regulatory inquiries regarding business practices. In many cases, insurance or other indemnification protection afforded to us relates to such claims. Although there can be no assurance in this regard, we do not believe that there will be adverse decisions in any or all pending or threatened proceedings, investigations or inquiries, or the imposition of any requirements to pay any amounts by reason thereof that would have a material adverse effect on our financial condition or results of operations.

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

On April 11, 2000, two legal actions were commenced in the Victorian Supreme Court against Ok Tedi Mining Limited and BHP Billiton Limited. Rex Dagi is plaintiff in the first action and Gabia Gagarimabu is plaintiff in the second action on his own behalf and on behalf of the remaining parties to the settlement agreement. Both actions seek specific performance of the settlement agreement and/or an injunction to require the implementation by BHP Billiton Limited and Ok Tedi Mining Limited of a tailings pipeline and storage system and damages. However, the plaintiffs have not identified a tailings retention scheme which could feasibly be implemented. Ok Tedi Mining Limited and BHP Billiton Limited continue to assert that there has been no breach of the settlement agreement and will continue to defend the claims.

The litigation in the Victorian Supreme Court continues, with substantially amended pleadings. The Court has set out a detailed timeline for further steps, including witness statements, leading to a compulsory mediation and, if necessary, a trial in mid-2004.

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

On February 20, 2003, the Victorian Supreme Court found that Esso is not liable for pure economic loss. The court further found that Esso is liable to business users for property damage and any economic loss consequential upon property damage. The quantum of these losses is unknown. The Court set a date of 1 September 2003 for lodgement of particulars of all claims.

Over the next few months the court will also consider questions of appeal, and whether claims against the State and BHP Billiton should proceed.

Liverpool Bay Pipeline

BHP Billiton Petroleum Limited contracted with British Steel plc for the supply of steel pipes required for the construction of the subsea pipelines in its Liverpool Bay Development. Dalmine spa as a subcontractor to British Steel supplied 12” diameter steel pipes which were used to construct the 31.8 km long Lennox gas reinjection pipeline. The pipeline failed in 1996 after 2 1/2 months’ service.

BHP Billiton Petroleum Limited on behalf of the Liverpool Bay Joint Venture in which BHP Billiton holds a 46.1% interest, commenced proceedings against British Steel and Dalmine in 1998. Following the determination of certain preliminary points and technical discovery, proceedings were discontinued against British Steel and continued against Dalmine. A split trial was ordered with quantum to be determined if liability was first established.

Judgement on liability was given in favour of BHP Billiton and its coventurers on May 16, 2002 for Dalmine’s fraud. Dalmine appealed unsuccessfully to the Court of Appeal.

BHP Billiton Petroleum Limited submitted a significant quantum claim in October 2002. A defence and reply have both now been submitted. A trial of quantum is scheduled to commence in April 2004.

The parties have agreed in principle to submit the claim to mediation. This is anticipated to take place in late calendar year 2003.

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

BHP Billiton Limited’s constitution allows for the issue of an equalisation share to a member of the BHP Billiton Plc Group and BHP Billiton Plc’s Articles of Association allows for the issue of an equalisation share to a member of the BHP Billiton Limited Group. If issued, distributions may be made on the equalisation shares. The amount of any such distribution would be such as the relevant Board determines to be necessary, for example, to assist or enable the other company to pay matching dividends on its shares. Whether or not equalisation shares are issued, the Boards of Directors retain the flexibility to decide from case to case whether to make contractual payments from one company to the other, or to take any other action considered appropriate by the Boards to ensure the DLC equalisation principals are observed. The shareholders of both companies will not have any interest in any equalisation shares issued and the equalisation shares will carry no voting rights.

BHP Billiton Limited will declare its dividends and other distributions in US dollars but will continue to pay its dividends in Australian dollars or other currencies as its shareholders may elect in cases determined by the BHP Billiton Limited Board. BHP Billiton Plc will continue to declare its dividends and other distributions in US dollars and make payments in pounds sterling to its shareholders registered on its principal register in the United Kingdom and South African rand to its shareholders registered on its branch register in South Africa, or in other currencies as its shareholders may elect in cases determined by the Board of BHP Billiton Plc.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

THE OFFER AND LISTING

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

BHP Billiton Limited

The following table sets forth, for the periods indicated, the highest and lowest market quotations for BHP Billiton Limited ordinary shares reported on the Daily Official List of the ASX, and the highest and lowest bid prices for ADSs quoted on the NYSE, adjusted to reflect stock dividends.

		Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
		High	Low	High	Low
		A$	A$	US$	US$
1998-99	First quarter	7.27	5.83	9.20	6.66
	Second quarter	6.72	5.46	8.45	6.54
	Third quarter	6.27	5.14	7.96	6.27
	Fourth quarter	8.68	5.64	11.56	7.02
1999-2000	First quarter	9.25	7.49	12.14	9.83
	Second quarter	9.00	7.65	11.81	9.66
	Month of December 1999	9.80	8.47	12.86	10.53
	Third quarter	10.66	7.88	13.80	9.08
	Fourth quarter	9.56	8.18	11.56	9.35
2000-2001	First quarter	10.21	8.76	11.26	9.80
	Second quarter	9.62	8.81	10.38	9.05
	Third quarter	10.40	8.87	10.93	9.31
	Fourth quarter	11.37	9.59	11.93	9.31
2001-2002	First quarter	10.98	7.87	11.18	7.93
	Second quarter	10.55	8.70	11.00	8.55
	Third quarter	12.49	10.47	12.95	10.85
	Fourth quarter	11.97	9.98	12.93	11.20
2002-2003	First quarter	10.66	8.27	12.65	8.90
	Second quarter	10.32	8.82	11.67	9.60
	Third quarter	10.37	8.56	11.68	10.29
	Fourth quarter	9.67	8.22	12.39	10.80

	Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
	High	Low	High	Low
	A$	A$	US$	US$
Month of January 2003	10.37	8.90	11.68	10.40
Month of February 2003	9.46	8.83	11.28	10.50
Month of March 2003	9.65	8.56	11.54	10.29
Month of April 2003	9.67	8.78	11.95	10.80
Month of May 2003	9.03	8.22	11.50	10.80
Month of June 2003	9.21	8.59	12.39	11.35

(a)	Each ADS represents the right to receive two ordinary shares.
(b)	Under the terms of the DLC structure, for each existing BHP Billiton Limited share held on July 5, 2001, the holder was entitled to 1.0651 additional BHP Billiton Limited shares. Accordingly historical share prices have been restated to reflect this change.

The total market capitalisation of BHP Billiton Limited at June 30, 2003 was A$32.4 billion which represented approximately 4.7% of the total market capitalisation of all companies listed on the ASX. The closing price for BHP Billiton Limited ordinary shares on the ASX on such date was A$8.64.

BHP Billiton Plc

The following table sets forth, for the periods indicated, the highest and lowest market quotations for BHP Billiton Plc ordinary shares reported on the Daily Official List of the LSE, and the highest and lowest bid prices for ADSs quoted on the NYSE, adjusted to reflect stock dividends.

		Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
		High	Low	High	Low
		UK pence	UK pence	US$	US$
1998-99	First quarter	132.96	92.79	4.40	3.05
	Second quarter	140.48	112.06	4.73	3.73
	Third quarter	143.77	104.54	4.67	3.44
	Fourth quarter	207.90	139.31	6.52	4.46
1999-2000	First quarter	284.49	214.95	8.84	6.69
	Second quarter	357.78	235.62	11.48	7.84
	Third quarter	365.30	214.25	11.92	6.87
	Fourth quarter	280.96	213.31	8.99	6.31
2000-2001	First quarter	295.06	227.17	8.66	6.67
	Second quarter	259.35	214.25	7.75	6.11
	Third quarter	311.97	238.68	9.40	7.05
	Fourth quarter	364.12	294.12	10.43	8.69
2001-2002	First quarter	343.92	242.44	9.49	7.33
	Second quarter	329.82	262.64	9.77	7.33
	Third quarter	391.84	326.07	11.28	9.40
	Fourth quarter	388.08	320.19	11.46	9.68
2002-2003	First quarter	348.62	259.50	10.50	8.50
	Second quarter	345.25	287.75	11.25	5.07
	Third quarter	338.25	284.00	10.90	9.20
	Fourth quarter	351.50	300.00	11.15	9.30

	Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
	High	Low	High	Low
	UK pence	UK pence	US$	US$
Month of January 2003	338.25	284.00	10.90	9.30
Month of February 2003	330.00	295.50	10.60	9.20
Month of March 2003	338.00	295.50	10.50	9.35
Month of April 2003	351.50	308.25	10.65	9.65
Month of May 2003	319.50	300.00	10.75	9.30
Month of June 2003	334.00	314.00	11.15	10.30

(a)	Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.
(b)	The prices have been adjusted to reflect the terms of the DLC structure and the bonus issue allotted to existing BHP Billiton Plc shareholders in July 2002. Accordingly historical share prices have been restated to reflect these changes.

The total market capitalisation of BHP Billiton Plc at June 30, 2003 was £7.9 billion which represented approximately 0.6% of the total market capitalisation of all companies listed on the LSE. The closing price for BHP Billiton Plc ordinary shares on the LSE on such date was £3.19.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for BHP Billiton Limited’s ordinary shares is the Australian Stock Exchange Ltd. BHP Billiton Limited ordinary shares are also listed on stock exchanges in the United Kingdom (London), Germany (Frankfurt), New Zealand (Wellington), Switzerland (Zurich), and in the form of American Depositary Shares (ADSs) in the United States (New York – NYSE:BHP). ADSs evidenced by American Depositary Receipts (ADRs), for which JPMorgan Chase Bank is the Depositary, have been listed for trading on the New York Stock Exchange since May 28, 1987. Each ADS represents the right to receive two ordinary shares.

The principal trading market for BHP Billiton Plc’s ordinary shares is the London Stock Exchange. BHP Billiton Plc ordinary shares are also listed on stock exchanges in South Africa (Johannesburg), France (Paris), and in the form of American Depositary Shares (ADSs) in the United States (New York – NYSE:BBL). ADSs evidenced by American Depositary Receipts (ADRs), for which JPMorgan Chase Bank is the Depositary, have been listed for trading on the New York Stock Exchange, Inc since 25 June 2003 (prior to this date BHP Billiton Plc’s ADRs traded on the over the counter market). Each ADS represents the right to receive two ordinary shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ADDITIONAL INFORMATION

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Constitution

The following text summarises the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc. The Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc are, so far as possible, identical for ease of administration. Where the term ‘BHP Billiton’ is used in this description of the Constitution and Articles of Association, it can be read to mean either BHP Billiton Limited or BHP Billiton Plc.

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

Power to Vote Where Materially Interested

A Director may not vote in respect of any contract or arrangement or any other proposal in which he or she has a material personal interest. A Director shall not be counted at a meeting in relation to any resolution on which he or she is not entitled to vote.

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

Rights to Share in BHP Billiton Limited’s Profits

The rights attached to the shares of BHP Billiton Limited, as regards the participation in the profits available for distribution, are as follows:

•	the holders of any preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a preferred right to participate as regards dividends up to but not beyond a specified amount in distribution;

•	subject to the special rights attaching to any preference shares but in priority to any payment of dividends on all other classes of shares, the holder of the Equalisation Shares shall be entitled to be paid such dividends as are declared; and

•	any surplus remaining after payment of the distributions shall be payable to the holders of BHP Billiton Limited Ordinary Shares and the BHP Special Voting Share in equal amounts per share.

Rights to Share in BHP Billiton Plc’s Profits

The rights attached to the shares of BHP Billiton Plc, in relation to the participation in the profits available for distribution, are as follows:

•	the holders of the cumulative Preference Shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to be paid a fixed cumulative preferential dividend (“Preferential Dividend”) at a rate of 5.5% per annum, such dividend to be paid annually in arrears on July 31 in each year or if any such date shall be a Saturday, Sunday or public holiday in England, on the first business day following such date in each year. Payments of Preferential Dividend shall be made to holders on the register at any date selected by the Directors up to 42 days prior to the relevant fixed dividend date;

•	subject to the rights attaching to the cumulative Preference Shares, but in priority to any payment of dividends on all other classes of Shares, the holder of the Billiton Special Voting Share shall be entitled to be paid a fixed dividend of US$0.01 per annum payable annually in arrears on July 31;

•	subject to the rights attaching to the cumulative Preference Shares and the Billiton Special Voting Share, but in priority to any payment of dividends on all other classes of Shares, the holder of the Equalisation Share shall be entitled to be paid such dividends as the Board may decide to pay thereupon;

•	any surplus remaining after payment of the distributions under the above distributions shall be payable to the holders of the BHP Billiton Plc Ordinary Shares in equal amounts per BHP Billiton Plc Ordinary Share.

Liquidation

On a return of assets on liquidation, the assets of BHP Billiton Limited remaining available for distribution among shareholders, after giving effect to the payment of all prior ranking amounts owed to all creditors, shall be applied in paying to the holders of the BHP Special Voting Share and the Equalisation Share an amount of up to $2.00 on each such share, on an equal priority with any amount paid to the holders of BHP Billiton Limited Ordinary Shares, and any surplus remaining shall be applied in making payments solely to the holders of BHP Billiton Limited Ordinary Shares in accordance with their entitlements.

Subject to the payment of prior ranking amounts owed to the creditors of BHP Billiton Plc and prior ranking statutory entitlements, the assets of BHP Billiton Plc to be distributed on a winding-up shall be distributed to the holders of shares in the following order of priority:

•	to the holders of the cumulative Preference Shares, the repayment of a sum equal to the nominal capital paid up or credited as paid up on the cumulative Preference Shares held by them and accrual, if any, of the Preferential Dividend whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding up; and

•	to the holders of the BHP Billiton Plc Ordinary Shares and to the holders of the Billiton Special Voting Share and the Equalisation Share, the payment out of surplus, if any, remaining after the distribution under the previous bullet point above of an equal amount for each Billiton Ordinary Share, the Billiton Special Voting Share and the Equalisation Share, if issued, subject to a maximum in the case of the Billiton Special Voting Share and the Equalisation Share of the nominal capital paid up on such shares.

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

Capital Calls

Subject to the terms on which any shares may have been issued, the Boards may make calls on the shareholders in respect of all moneys unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. A call is considered to have been made at the time when the resolution of the Board authorising the call was passed.

Conditions Governing General Meetings

All provisions relating to general meetings apply to any special meeting of any class of shareholders which may be held. Therefore, the following information relates equally to annual general meetings and extraordinary general meetings.

The Boards, may and shall on requisition in accordance with applicable laws, call a general meeting. No shareholder may convene a general meeting of BHP Billiton except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. Notice of a meeting must be given in the form and manner in which the Boards think fit. Five shareholders present constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP Billiton Limited may appoint a person as a proxy to attend and vote for the shareholder in accordance with the law.

Limitations on Rights to Own Securities

Neither the Constitution nor the Articles of Association impose any limitations on the rights to own securities. There are no such limitations under UK law. However the Australian Foreign Acquisition and Takeovers Act (1975) imposes a number of conditions, which restrict foreign ownership of Australian-based companies. Further information on the Australian Foreign Acquisition and Takeovers Act is provided at Item 10D (“ Exchange Controls”).

Share Control Limits

Share control limits imposed by the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, as well as relevant laws are described at Item 4C (“organisational Structure”) under the sections named “DLC Structure”, “Equalisation of Economic and Voting Rights”, “Voting”, “Matching Actions” and “Takeover Provisions”.

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

DLC Agreements

The DLC structure was implemented on June 29, 2001. The DLC Agreements entered into upon completion of the DLC arrangement were as follows:

(a)	the Sharing Agreement;

(b)	the Special Voting Shares Deed;

(c)	the BHP Deed Poll Guarantee; and

(d)	the Billiton Deed Poll Guarantee.

The material terms of each of these agreements are summarised below. The effect of each of the agreements and the manner in which they operate are described in more detail under “DLC Structure”.

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

(c)	the DLC equalisation principles governing the economic rights of one BHP Billiton Limited share to one BHP Billiton Plc share, must be observed. The equalisation principles are described in more detail under “Organisational Structure – Equalisation of Economic and Voting Rights”.

SVC Special Voting Shares Deed

The SVC Special Voting Shares Deed has been entered into between BHP Billiton Limited, BHP Billiton Plc, BHP SVC Pty Limited (as holder of the BHP Special Voting Share), Billiton SVC Limited (as holder of the Billiton Special Voting Share) and The Law Debenture Trust Corporation Plc (as legal and beneficial owner of all of the shares in BHP SVC Pty Limited and Billiton SVC Limited).

The SVC Special Voting Shares Deed regulates the manner in which BHP SVC Pty Limited and Billiton SVC Limited will exercise the votes attaching to the BHP Special Voting Share and the Billiton Special Voting Shares, as described under “DLC Structure”.

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

BHP Billiton Limited

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by BHP Billiton Limited for the movement of funds in and out of Australia. However, the written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism – Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the Taliban, Osama bin Laden and other terrorist organisations. Transactions involving persons published in the Gazette without the permission of the Minister is a criminal offence.

Transactions involving individuals associated with the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth). The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

Transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and the Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavia) require prior approval from the Reserve Bank of Australia.

Accordingly, at the present time, remittances of any dividends, interest or other payment by BHP Billiton Limited to non-resident holders of BHP Billiton Limited’s securities in the United States are not, subject to the above, restricted by exchange controls or other limitations.

There are no limitations, either under the laws of Australia or under the Constitution of BHP Billiton Limited, to the right of non-residents to hold or vote BHP Billiton Limited ordinary shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (“the Takeovers Act”). The Takeovers Act may affect the right of non-Australian residents, including United States residents, to hold ordinary shares but does not affect the right to vote, or any other rights associated with, any ordinary shares held in compliance with its provisions. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition. In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to BHP Billiton Limited. However, there are no other statutory or regulatory provisions of Australian law or Australian Stock Exchange requirements that restrict foreign ownership or control of BHP Billiton Limited.

At June 30, 2003, BHP Billiton Limited and its subsidiaries are considered foreign corporations for the purposes of the Takeover Act. This means that BHP Billiton Limited and its subsidiaries must apply to the Treasurer for prior approval under the Takeovers Act before certain activities are undertaken, including acquisition of shareholdings of 15% or more in an Australian company that is valued at A$50 million or more, acquisitions of Australian businesses where the business is valued at A$50 million or more, or purchase of Australian residential real estate.

E. Taxation

The taxation discussion set forth below describes the material Australian income tax, UK tax and US federal income tax consequences of a US holder (as hereinafter defined) owning BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. The discussion is based on the Australian, UK and US tax laws currently in effect, as well as on the double taxation convention between Australia and the United States (the Australian Treaty), the double tax convention between the UK and the United States (the UK Treaty) and the estate tax convention between the UK and the United States (the UK Estate Tax Treaty). For purposes of this discussion, a “US holder” is a beneficial owner of ordinary shares or ADSs that is a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

The Australian Treaty was amended by a protocol that became effective on July 1, 2003 in respect of taxes withheld at the source. The discussion below reflects the changes made by the protocol.

The UK and the United States entered into a new double tax convention (the New UK Treaty) on March 31, 2003. The discussion below reflects the changes made by the New UK Treaty.

We recommend that holders of ordinary shares or ADSs consult their own tax advisors regarding the Australian, UK and US federal, state and local tax and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.

Shareholdings in BHP Billiton Limited

Australia Taxation

Dividends

Under the Australian Treaty, dividends paid by BHP Billiton Limited to a US resident shareholder of BHP Billiton Limited, including an ADS holder, whose holding is not effectively connected with a permanent establishment in Australia or, in the case of a shareholder who performs independent personal services from a ‘fixed base’ situated therein, is not connected with that ‘fixed base’, may be subject to Australian withholding tax at a rate not exceeding 15% of such gross dividend.

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

Sale of ordinary shares and ADSs

A US citizen who is a resident of Australia, or a US corporation that is a resident of Australia (by reason of carrying on business in Australia, and either being managed and controlled in Australia, or having its voting power controlled by shareholders who are residents of Australia) may be liable for income tax on any profit on disposal of ordinary shares or ADSs, or Australian capital gains tax on the disposal of ordinary shares or ADSs acquired after September 19, 1985.

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

Any gain upon disposal of ordinary shares or ADSs, if held by a person not resident in Australia, may be subject to capital gains tax if the non-resident (together with associates, if any) beneficially owns or owned at any time during so much of the period of five years preceding the disposal, 10% or more by value of the issued share capital of BHP Billiton Limited (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital) or (in the case of a disposal of ADSs)

10% at least of the ADSs on issue, or where the ordinary shares or ADSs have been used by the non-resident in carrying on a trade or business through a permanent establishment in Australia.

Australian capital gains tax is generally payable upon the net capital gain arising from the sale of assets acquired after September 19, 1985. For non-resident individuals, only 50% of the capital gain (calculated with no indexation of the cost base and after offsetting capital losses, if any) arising from the sale of assets acquired on or after 11.45am Australian Eastern Standard Time September 21, 1999, is subject to capital gains tax (provided the asset is held for at least 12 months). For assets acquired between September 20, 1985 and September 21, 1999 but sold after September 21, 1999 non-resident individuals have the choice of calculating the capital gain as either 50% of the capital gain (calculated with no indexation of the cost base and after offsetting capital losses, if any), or the disposal proceeds less the cost indexed for inflation up to 30 September 1999. If an asset is held for less than 12 months, 100% of the net capital gain (calculated with no indexation of the cost base) is subject to capital gains tax. Capital losses are calculated with no indexation of the cost base and can only be offset against capital gains.

US Taxation

This section describes the material US federal income tax consequences to a US holder of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of BHP Billiton Limited, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.

This section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account the earlier assumptions, for US federal income tax purposes, a holder of ADSs evidencing ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to US federal income tax.

Dividends

Under the US federal income tax laws, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Limited out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.

If you are a non-corporate US holder, dividends paid to you on ADSs in taxable years beginning after December 31, 2002 and before January 1, 2009 will be taxable to you at the rate applicable to long-term capital gains (generally at a maximum rate of 15%) provided that the ADSs remain readily tradeable on an established securities market in the US and you hold the ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain limitations, Australian tax withheld in accordance with the Australian Treaty and paid over to Australia will be creditable against your US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate. To the extent a refund of the tax withheld is available to a US holder under Australian law or under the Australian Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s US federal income tax liability.

Dividends will be income from sources outside the US, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Sale of Ordinary Shares and ADSs

A US holder that sells or otherwise disposes of ordinary shares or ADSs will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in those ordinary shares or ADSs. Capital gain of a non-corporate US holder that is recognised on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than 12 months. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Shareholdings in BHP Billiton Plc

The UK and the United States entered into a new double tax convention (the New UK Treaty) on March 31, 2003. The New UK Treaty will generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after May 1, 2003; there are different dates for other provisions of the New UK Treaty. However, a US holder is entitled to elect to have the Treaty apply in its entirety for an additional twelve-month period beyond the date the New Treaty would otherwise apply. In the case of withholding taxes, the election would result in the Treaty applying to any amounts paid or credited on or before March 31, 2004. Because this election would result in all of the provisions of the Treaty applying with respect to the electing US holder for an additional 12-month period, a US holder should carefully consider whether or not to make this election as it impacts the taxation of dividends.

UK Taxation

Dividends

Under the UK law, no UK tax is required to be withheld at source from dividends paid on ordinary shares or ADSs.

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

Sale of Ordinary Shares and ADSs

US holders will not be liable for UK tax on capital gains realised on disposal of ordinary shares or ADSs unless:

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

For US holders, the position under the New UK Treaty should be the same as that under the UK Treaty. To obtain benefits under the New UK Treaty, a US holder must comply with the limitations of benefits article.

UK Inheritance Tax

An individual who, under the UK Estate Tax Treaty, is a US holder and is domiciled in the US and not domiciled in the UK will not be subject to UK inheritance tax on the disposal of the ordinary shares or ADSs by way of gift or upon the individual’s death. The exception to this is where the ordinary shares or ADSs are part of the business property of a UK permanent establishment of the individual US holder, or pertain to a UK fixed base of an individual who performs independent personal services.

Special rules apply to ADSs held in trust.

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

US Taxation

This section describes the material US federal income tax consequences to a US holder of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of BHP Billiton Plc, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.

This section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account the earlier assumptions, for US federal income tax purposes, a holder of ADSs evidencing ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to US federal income tax.

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

The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.

If you are a non-corporate US holder, dividends paid to you on ADSs in taxable years beginning after December 31, 2002 and before January 1, 2009 will be taxable to you at the rate applicable to long-term capital gains (generally at a maximum rate of 15%) provided that the ADSs remain readily tradeable on an established securities market in the US and you hold the ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain limitations, in the case of an electing US holder, the UK tax deemed withheld in accordance with the UK Treaty and paid over to the UK will be creditable against the holder’s US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate. Dividends will be income from sources outside the US, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Under the New UK Treaty, US holders are not entitled to receive the tax credit amount and accordingly there is no imposition of UK withholding tax and no associated US foreign tax credit.

Sale of ordinary shares and ADSs

A US holder that sells or otherwise disposes of ordinary shares or ADSs will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in those ordinary shares or ADSs. Capital gain of a non -corporate US holder that is recognised on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than 12 months. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

BHP Billiton Limited and BHP Billiton Plc both file, annual and special reports and other information with the SEC. You may read and copy any document that either BHP Billiton Limited or BHP Billiton Plc files at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330, or access the SEC website at www.sec.gov for further information on the public reference room. The SEC filings of BHP Billiton Limited since November 2002, and those of BHP Billiotn Plc since April 2003 are also available on the SEC website. American depositary shares representing ordinary shares of BHP Billiton Limited are listed on the New York Stock Exchange, and its ordinary shares are listed on the Australian Stock Exchange. The ordinary shares of BHP Billiton Plc are admitted to the Official List of the UK Listing Authority (being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000), and the London Stock Exchange Plc for trading on the London Stock Exchange’s market for listed securities. You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the New York Stock Exchange at the exchange. You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the Australian Stock Exchange at www.asx.com.au or, for historical announcements to 1996, at Australian mainland state libraries. You can consult reports and other information about BHP Billiton Plc that it has filed pursuant to the rules of the UK Listing Authority, at the authority.

I. Subsidiary Information

A list of the major BHP Billiton entities, together with their place of incorporation and percentage ownership is listed in Note 1 to the BHP Billiton Group Annual Financial Statements. Furthermore, a list of the BHP Billiton Limited and BHP Billiton Plc subsidiaries is provided under EXHIBIT 8.1 of this annual report.

J. Enforcement of Civil Liabilities

BHP Billiton Plc is a public limited company incorporated under the laws of England and Wales. BHP Billiton Limited is a corporation organised under the laws of the Commonwealth of Australia. Substantially all the directors and officers of these companies, and some of the experts named in this document, reside outside the United States, principally in Australia. A substantial portion of the assets of these companies, and the assets of the directors, officers and experts, is located outside the United States. Therefore, you may not be able to effect service of process within the United States upon these companies or persons so that you may enforce judgments of United States courts against them based on the civil liability provisions of the United States federal securities laws. In addition, there are doubts as to the ability of an investor to bring an original action in an Australian or United Kingdom court to enforce liabilities against us or any person based on US federal securities laws.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Relevant market risk information is provided in Item 5A of this annual report “Operating Results” above. You should also refer to the “BHP Billiton Group Annual Financial Statements – Note 29” attached to this annual report for details of the BHP Billiton Group’s hedge transactions and interest rate and cross currency swaps outstanding at June 30, 2003.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	On April 17, 2003, we issued and sold $850 million aggregate principal amount of 4.80% Senior Notes due 2013 pursuant to a registration statement on Form F-1, resulting in the net proceeds of US$845,240,000. Because the Form F-1 was the first Securities Act registration statement filed by BHP Billiton Plc, we are required to report the use of the proceeds of the offering in this annual report. Accordingly, we report that we used the net proceeds of the offering as follows:

•	to repay US$360 million of indebtedness

•	the remainder for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

A. Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed on the Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarised and reported timely. Based on the foregoing, our management, including the CEO and CFO, have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended) are effective.

There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the 90-day period prior to the filing of this annual report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

We have not determined if a member of the Risk Management and Audit Committee is a “financial expert”. We are reviewing this requirement in the light of the other jurisdictions in which we operate and will form a view as to how we will comply with this requirement in due course. In the meantime, the Board is satisfied that the skills, experience and expertise of the members of the Risk Management and Audit Committee are sufficient to enable those members to discharge the responsibilities of the Risk Management and Audit Committee.

ITEM 16B.	CODE OF ETHICS.

We have adopted a Code of Ethics that applies to all senior executives including the Chief Executive Officer, Chief Financial Officer and Vice President Group Accounting/Controller. The Code of Ethics is referred to as the “BHP Billiton Guide to Business Conduct” and can be accessed in the BHP Billiton internet site at: www.bhpbilliton.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Refer to note 7 of the 2003 BHP Billiton Group Annual Financial Statements for a description of the fees paid to, and the services provided by, our independent accountants.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable, as Item 18 complied with.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are included as the “F” pages to this annual report.

ITEM 19.	EXHIBITS

Exhibit 1 - Constitution

1.1	Constitution of BHP Billiton Limited.*

1.2	Articles of Association of BHP Billiton Plc.*

Exhibit 4 – Material Contracts

4.1	DLC Structure Sharing Agreement, dated June 29, 2001, between BHP Limited and Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.2	SVC Special Voting Shares Deed, dated June 29, 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.3	SVC Special Voting Shares Amendment Deed, dated August 13, 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.4	Deed Poll Guarantee, dated June 29, 2001, of BHP Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.5	Deed Poll Guarantee, dated June 29, 2001, of Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.6	Terms of Employment, dated November 2, 1998, between The Broken Hill Proprietary Company Limited and Paul M. Anderson (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.7	Service Agreement, dated June 29, 2001 between Brian P. Gilbertson and Billiton Services Jersey Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.8	Service Agreement, dated June 29, 2001, between Brian P. Gilbertson and Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.9	Service Agreement, dated June 29, 2001, between Brian P. Gilbertson and BHP Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.10	Service Agreement, dated July 12, 2001, between Brian P. Gilbertson and Billiton International Services Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 as filed with the Commission on November 19, 2001).**

4.11	Service Contract dated August 21, 2003 between BHP Billiton Limited, BHP Billiton Plc and Charles. W. Goodyear.

4.12	Implementation Deed dated May 10, 2002 between BHP Billiton Limited and BHP Steel Limited.*

4.13	Services Agreement, dated November 4, 1998, between Ian Fraser and Billiton Plc, as amended by a letter dated June 11, 2002, to Ian Fraser from Brian Gilbertson.*

4.14	Employment letter, dated December 12, 2001, to Brad A. Mills from Mike Salamon regarding the terms and conditions of employment of Brad Mills as President, Base Metals.*

4.15	Contract of employment dated 1 September 2003 between BHP Billiton Plc and Miklos Salamon.

4.16	Contract of employment dated 1 September 2003 between BHP Billiton Services Jersey Limited and Miklos Salamon.

Exhibit 8 – List of Subsidiaries

8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc.

Exhibit 11 – Code of Ethics

11.1	BHP Billiton Guide to Business Conduct dated May 2003.

Exhibit 12 – Certifications

12.1	Certification by Chief Executive Officer, Mr Charles Goodyear, dated October 23, 2003

12.2	Certification by Chief Financial Officer, Mr Chris Lynch, dated October 23, 2003

Exhibit 13 – Certifications

13.1	Certification by Chief Executive Officer, Mr Charles Goodyear, and Chief Financial Officer, Mr Chris Lynch, dated October 23, 2003

Exhibit 99 – Other

99.1	Letter from BHP Billiton Limited to the US Securities and Exchange Commission concerning Arthur Andersen.*

*	Previously filed on December 23, 2002.
**	Previously filed on November 19, 2001.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

BHP BILLITON GROUP

ANNUAL FINANCIAL STATEMENTS

30 JUNE 2003

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

Report of Independent Accountants

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of June 30, 2003 and 2002, and the related consolidated statements of profit and loss, of total recognised gains and losses and of cash flows for each of the two years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group at June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in the accounting principles, the Group changed its method of accounting for foreign exchange gains and losses on site restoration provisions in 2002.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the two years in the period ended June 30, 2003 and the determination of consolidated shareholders’ equity at June 30, 2003 and 2002 to the extent summarised in Note 33 to the consolidated financial statements.

/s/ KPMG Audit Plc	/s/ KPMG

KPMG Audit Plc	KPMG
London	Melbourne
September 9, 2003	September 9, 2003

/s/ PricewaterhouseCoopers LLP	/s/ PricewaterhouseCoopers

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
London	Melbourne
September 9, 2003	September 9, 2003

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Report of Independent Accountants

To the Members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated statements of profit and loss, total recognised gains and losses and cash flows of the BHP Billiton Group for the year ended June 30, 2001. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of BHP Billiton Limited, which statements reflect total assets of A$29,187 million and A$29,344 million as of June 30, 2001 and June 30, 2000, respectively, and total revenues of A$22,479 million and A$21,924 million for each of the two years in the period ended June 30, 2001, which financial statements were prepared in accordance with Australian generally accepted accounting principles . Those statements were audited by other auditors, who have ceased operations, whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for BHP Billiton Limited, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, results of operations and cash flows of the BHP Billiton Group for the year ended June 30, 2001 in conformity with accounting principles generally accepted in the United Kingdom.

As stated in the accounting policies, on June 29, 2001 BHP Billiton Limited entered into a business combination with BHP Billiton Plc. The accompanying financial statements give retroactive effect to the merger of BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries (together “the BHP Billiton Group”).

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America (“U.S. GAAP”) would have affected the results of operations of the BHP Billiton Group for the period ended June 30, 2001 to the extent summarised in Note 33 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

London

September 3, 2001 (except Note 33 as to which the date is March 22, 2002)

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

Consolidated Profit and Loss Account

for the year ended 30 June 2003

	Notes	Continuing Operations US$M	2003 Discontinued Operations/ Exceptional items)(a) (notes 2,3) US$M	Total US$M

Turnover (including share of joint ventures and associates)
Group production		14 124	—	14 124
Third party products	4	3 382	—	3 382

	4,5	17 506	—	17 506
less Share of joint ventures’ and associates’ turnover included above	4,5	(1 898)	—	(1 898)

Group turnover	5	15 608	—	15 608
Net operating costs	7	(12 554)	—	(12 554)

Group operating profit/(loss)		3 054	—	3 054
Share of operating profit/(loss) of joint ventures and associates (b)		358	—	358

Operating profit/(loss) (including share of profit of joint ventures and associates)		3 412	—	3 412

Comprising:
Group production		3 369	—	3 369
Third party products	4	43	—	43

		3 412	—	3 412
Income from other fixed asset investments		16	—	16
Profit on sale of fixed assets		46	—	46
Profit on sale of operations		7	—	7
Loss on termination of operations (c)	2	—	—	—
Loss on sale of Discontinued Operations	2	—	(19)	(19)
Merger transaction costs	2	—	—	—

Profit/(loss) before net interest and similar items payable and taxation		3 481	(19)	3 462
Net interest and similar items payable
Group	8	(444)	—	(444)
Joint ventures and associates	8	(93)	—	(93)

Profit/(loss) before taxation	4,5	2 944	(19)	2 925
Taxation	10	(984)	—	(984)

Profit/(loss) after taxation		1 960	(19)	1 941
Equity minority interests		(40)	—	(40)

Profit/(loss) for the financial year (attributable profit)		1 920	(19)	1 901
Dividends to shareholders	11	(900)	—	(900)

Retained profit/(loss) for the financial year	24	1 020	(19)	1 001

Earnings per ordinary share (basic) (US cents) (e)	12	31	—	31
Earnings per ordinary share (diluted) (US cents) (e)	12	31	—	31

Dividend per ordinary share (US cents)	11			14.5
Dividend per ordinary share (Australian cents) (d)	11

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account

for the year ended 30 June 2002

	Notes	Continuing Operations US$M	Exceptional items (note 2) US$M	2002 Continuing Operations including Exceptional items US$M	Discontinued Operations including exceptional items)(a) (note 3) US$M	Total US$M

Turnover (including share of joint ventures and associates)
Group production		13 038	—	13 038	2 550	15 588
Third party products	4	2 190	—	2 190	—	2 190

	4,5	15 228	—	15 228	2 550	17 778
less Share of joint ventures’ and associates’ turnover included above	4,5	(1 666)	—	(1 666)	(206)	(1 872)

Group turnover	5	13 562	—	13 562	2 344	15 906
Net operating costs	7	(10 907)	(111)	(11 018)	(2 285)	(13 303)

Group operating profit/(loss)		2 655	(111)	2 544	59	2 603
Share of operating profit/(loss) of joint ventures and associates (b)		329	—	329	11	340

Operating profit/(loss) (including share of profit of joint ventures and associates)		2 984	(111)	2 873	70	2 943

Comprising:
Group production		2 956	(111)	2 845	70	2 915
Third party products	4	28	—	28	—	28

		2 984	(111)	2 873	70	2 943
Income from other fixed asset investments		37	—	37	1	38
Profit on sale of fixed assets		13	—	13	15	28
Profit on sale of operations		68	—	68	—	68
Loss on termination of operations (c)	2	—	(101)	(101)	—	(101)
Loss on sale of Discontinued Operations	2	—	—	—	—	—
Merger transaction costs	2	—	—	—	—	—

Profit/(loss) before net interest and similar items payable and taxation		3 102	(212)	2 890	86	2 976
Net interest and similar items payable
Group	8	(208)	—	(208)	(4)	(212)
Joint ventures and associates	8	(28)	—	(28)	(9)	(37)

Profit/(loss) before taxation	4,5	2 866	(212)	2 654	73	2 727
Taxation	10	(961)	(32)	(993)	3	(990)

Profit/(loss) after taxation		1 905	(244)	1 661	76	1 737
Equity minority interests		(39)	—	(39)	(8)	(47)

Profit/(loss) for the financial year (attributable profit)		1 866	(244)	1 622	68	1 690
Dividends to shareholders	11	(784)	—	(784)	—	(784)

Retained profit/(loss) for the financial year	24	1 082	(244)	838	68	906

Earnings per ordinary share (basic) (US cents) (e)	12	31	(4)	27	1	28
Earnings per ordinary share (diluted) (US cents) (e)	12	31	(4)	27	1	28

Dividend per ordinary share (US cents)	11					13.0
Dividend per ordinary share (Australian cents) (d)	11

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account

for the year ended 30 June 2001

	Notes	Continuing Operations US$M	Exceptional items (note 2) US$M	2001 Continuing Operations including exceptional items US$M	Discontinued Operations including exceptional items)(a) (notes 2,3) US$M	Total US$M

Turnover (including share of joint ventures and associates)
Group production		13 838	—	13 838	3 214	17 052
Third party products	4	2 027	—	2 027	—	2 027

	4,5	15 865	—	15 865	3 214	19 079
less Share of joint ventures’ and associates’ turnover included above	4,5	(1 094)	—	(1 094)	(196)	(1 290)

Group turnover	5	14 771	—	14 771	3 018	17 789
Net operating costs	7	(11 766)	(38)	(11 804)	(2 807)	(14 611)

Group operating profit/(loss)		3 005	(38)	2 967	211	3 178
Share of operating profit/(loss) of joint ventures and associates (b)		279	(634)	(355)	2	(353)

Operating profit/(loss) (including share of profit of joint ventures and associates)		3 284	(672)	2 612	213	2 825

Comprising:
Group production		3 239	(672)	2 567	213	2 780
Third party products	4	45	—	45	—	45

		3 284	(672)	2 612	213	2 825
Income from other fixed asset investments		28	—	28	4	32
Profit on sale of fixed assets		71	128	199	1	200
Profit on sale of operations		4	—	4	—	4
Loss on termination of operations (c)	2	—	(430)	(430)	—	(430)
Loss on sale of Discontinued Operations	2	—	—	—	—	—
Merger transaction costs	2	—	(92)	(92)	—	(92)

Profit/(loss) before net interest and similar items payable and taxation		3 387	(1 066)	2 321	218	2 539
Net interest and similar items payable
Group	8	(392)	(6)	(398)	(15)	(413)
Joint ventures and associates	8	(49)	—	(49)	(14)	(63)

Profit/(loss) before taxation	4,5	2 946	(1 072)	1 874	189	2 063
Taxation	10	(902)	125	(777)	(34)	(811)

Profit/(loss) after taxation		2 044	(947)	1 097	155	1 252
Equity minority interests		(21)	302	281	(4)	277

Profit/(loss) for the financial year (attributable profit)		2 023	(645)	1 378	151	1 529
Dividends to shareholders	11	(754)	—	(754)	—	(754)

Retained profit/(loss) for the financial year	24	1 269	(645)	624	151	775

Earnings per ordinary share (basic) (US cents) (e)	12	34	(11)	23	3	26
Earnings per ordinary share (diluted) (US cents) (e)	12	34	(11)	23	3	26

Dividend per ordinary share (US cents)	11					12.0
Dividend per ordinary share (Australian cents) (d)	11					24.7

(a)	Due to the demerger of the BHP Steel business in July 2002, BHP Steel’s results have been reported as Discontinued Operations together with the results of the OneSteel business which was spun-off from BHP Billiton in October 2000. There are no exceptional items in net operating costs of Discontinued Operations for the year ended 30 June 2002. In the year ended 30 June 2001, included within operating costs is an exceptional charge of US$22 million (before tax) relating to restructuring costs and provisions for BHP Steel businesses. Net interest shown against Discontinued Operations includes that amount of net external interest that is directly attributable to the Discontinued Operations. Taxation is the nominal charge on the profit before taxation.
(b)	In the year ended 30 June 2001, the exceptional share of operating losses of joint ventures and associates includes the impairment of HBI Venezuela (US$520 million).
(c)	In the year ended 30 June 2001, the exceptional loss on termination of operations relates to the Ok Tedi copper mine.
(d)	BHP Billiton Limited dividends for the year ended 30 June 2001 were declared in Australian cents. The amounts shown above are adjusted for the BHP Billiton Limited bonus issue effective 29 June 2001.
(e)	Whilst the presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer to note 2 for details of exceptional items excluded and to note 12 for details of the calculations.

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Consolidated Gains and Losses

for the years ended 30 June 2003, 2002 and 2001

	Group			Joint ventures and associates			Total

	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M

Attributable profit for the financial year (a)	1 737	1 465	1 964	164	225	(435)	1 901	1 690	1 529
Exchange gains and losses on foreign currency net investments (b)	67	25	(712)	—	—	(51)	67	25	(763)

Total recognised gains for the financial year	1 804	1 490	1 252	164	225	(486)	1 968	1 715	766

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Total Recognised Gains and Losses for the years ending 30 June 2002 and 30 June 2001 include gains and losses pertaining to BHP Steel.

(a)	Included in joint ventures’ and associates’ attributable profit is a profit of US$25 million (2002: US$26 million; 2001: US$12 million) relating to associated companies.
(b)	Exchange gains and losses on foreign currency net investments include net exchange gains/(losses) on foreign currency borrowings, which hedge overseas investments, of US$7 million (2002: US$10 million; 2001: US$(90) million) and associated tax expense/(benefit) of US$2 million (2002: US$1 million; 2001: US$(40) million).

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Balance Sheet

as at 30 June 2003 and 2002

	Notes	2003 US$M	2002 US$M

Fixed assets
Intangible assets
Goodwill	13	36	42
Negative goodwill	13	(29)	(33)

		7	9

Tangible assets	14	19 809	20 179
Investments
Joint ventures - share of gross assets		2 880	2 902
Joint ventures - share of gross liabilities		(1 477)	(1 434)

	15	1 403	1 468

Associates	15	—	85
Loans to joint ventures and associates and other investments	15	443	987

Total fixed assets		21 662	22 728

Current assets
Stocks	16	1 379	1 457
Debtors
Amounts due within one year	17	2 224	2 554
Amounts due after more than one year	17	1 405	1 197

	17	3 629	3 751

Investments	18	143	117
Cash including money market deposits	28	1 552	1 499

Total current assets		6 703	6 824
Creditors - amounts falling due within one year	19	(4 207)	(6 229)

Net current assets		2 496	595

Total assets less current liabilities		24 158	23 323
Creditors - amounts falling due after more than one year	20	(6 849)	(5 987)
Provisions for liabilities and charges	21	(4 978)	(4 654)

Net assets		12 331	12 682
Equity minority interests		(318)	(326)

Attributable net assets		12 013	12 356

Capital and reserves
Called up share capital - BHP Billiton Plc - nominal value US$0.50 each (2002 - US$0.50); 3 000 000 000 authorised (2002 – 3 000 000 000); 531 852 998 unissued (2002 – 680 852 115)	22	1 234	1 160
Share premium account	24	518	592
Contributed equity - BHP Billiton Limited – 3 747 687 775 issued (2002 – 3 724 893 687)	22	1 785	3 143
Profit and loss account	24	8 496	7 461
Interest in shares of BHP Billiton Plc (a)	25	(20)	—

Equity shareholders’ funds	25	12 013	12 356

Commitments, Contingent liabilities	26,31

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Balance Sheet as at 30 June 2002 includes BHP Steel assets and liabilities accordingly. (Refer note 3.)

(a)	The interest in shares of BHP Billiton Plc held under the share repurchase scheme has been deducted from capital and reserves in order to show a true and fair view.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows

for the years ended 30 June 2003, 2002 and 2001

	Notes	2003 US$M	2002 US$M	2001 US$M

Net cash inflow from Group operating activities (a)		4 793	4 605	4 816

Dividends received from joint ventures and associates		197	149	154

Interest paid		(383)	(496)	(587)
Dividends paid on redeemable preference shares		(28)	(35)	(69)
Interest received		36	156	132
Other dividends received		15	38	39
Dividends paid to minorities		(38)	(20)	(50)

Net cash outflow from returns on investments and servicing of finance		(398)	(357)	(535)

Taxes paid		(1 002)	(606)	(587)
Refund of taxes paid		—	91	—

Taxation		(1 002)	(515)	(587)

Available cash flow		3 590	3 882	3 848

Purchases of tangible fixed assets		(2 571)	(2 481)	(3 038)
Exploration expenditure		(348)	(390)	(341)
Disposals of tangible fixed assets		99	200	339
Purchase of investments and funding of joint ventures		(95)	(182)	(677)
Sale of investments and repayments by joint ventures (b)		560	232	82

Net cash outflow from capital expenditure and financial investment		(2 355)	(2 621)	(3 635)

Investment in subsidiaries		—	(45)	(1 567)
Demerger or sale of subsidiaries (b)		358	190	372
Net cash acquired with subsidiary		—	—	117
Cash transferred on demerger or disposal (b)		(86)	(45)	(61)
Investment in joint ventures		—	(208)	(482)
Disposal of joint ventures and associates		133	70	193

Net cash inflow/(outflow) from acquisitions and disposals		405	(38)	(1 428)

Net cash flow before equity dividends paid, management of liquid resources and financing		1 640	1 223	(1 215)
Equity dividends paid		(830)	(811)	(751)

Net cash flow before management of liquid resources and financing		810	412	(1 966)

Net cash (outflow)/inflow from management of liquid resources		(665)	157	242

Redeemable preference shares		—	(423)	(425)
Finance lease obligations		—	(28)	(4)
Debt due within one year - repayment of loans		(2 683)	(1 344)	(668)
Debt due within one year - drawdowns		1 435	1 657	849
Debt due after one year - repayment of loans		(1 438)	(2 722)	(998)
Debt due after one year - drawdowns		2 263	2 318	2 072

Net cash outflow from debt and finance leases		(423)	(542)	826
Share repurchase scheme - BHP Billiton Plc		(20)	—	194
Share buy-back program - BHP Billiton Limited		—	(19)	—
Issue of shares		172	140	732

Net cash inflow/(outflow) from financing		(271)	(421)	1 752

(Decrease)/increase in cash in the financial year		(126)	148	28

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Cash Flows for the years ended 30 June 2002 and 30 June 2001 include cash flows of BHP Steel.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows continued

for the years ended 30 June 2003, 2002 and 2001

	Notes	2003 US$M	2002 US$M	2001 US$M

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the financial year		(126)	148	28
Cash flow from debt and finance leases		423	542	(826)
Cash flow from management of liquid resources		665	(157)	(242)

Decrease/(increase) in net debt arising from cash flows		962	533	(1 040)
Increase in debt from acquisition and disposal of subsidiaries		—	—	(665)
Other non-cash movements	28	232	—	—
(Increase)/decrease in net debt from exchange adjustments	28	(144)	(34)	476

Decrease/(increase) in net debt		1 050	499	(1 229)
Net debt at beginning of the financial year	28	(6 822)	(7 321)	(6 092)

Net debt at end of the financial year	28	(5 772)	(6 822)	(7 321)

(a) Net cash inflow from Group operating activities

		2003 US$M	2002 US$M	2001 US$M

Operating profit		3 054	2 603	3 178
Depreciation and amortisation		1 648	1 727	1 672
Merger transaction costs		—	—	(92)
Payments relating to HBI Venezuela guarantee		—	—	(310)
Impairment of assets		73	119	34
Employee share awards		60	28	46
Net exploration charge		248	243	250
(Increase)/decrease in stocks		(250)	(11)	41
Increase in debtors		(286)	(382)	(130)
Increase in creditors		69	292	115
Increase/(decrease) in provisions		192	(49)	28
Other movements		(15)	35	(16)

Net cash inflow from Group operating activities		4 793	4 605	4 816

(b)	The impact on the BHP Billiton Group’s cash flows of the demerger of the BHP Steel business in July 2002 was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in net cash inflow from acquisitions and disposals, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in the sale of investments and repayments by joint ventures.

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Dual Listed Companies Structure and Basis of Preparation of Financial Statements

Merger terms

On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known asBHP Limited), an Australian listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

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

Dual Listed Companies Structure and Basis of Preparation of Financial Statements continued

Subsequent events continue to bear this out:

•	The initiation and continuation of the combined ‘BHP Billiton’ name, logo and trademarks as the approved nomenclature of the merged Group;

•	The creation of a new Customer Sector Group segment structure within the BHP Billiton Group reflecting a new approach to management of customer-based groupings of assets, which reflects neither the previous approach of the BHP Billiton Plc Group nor the BHP Billiton Limited Group;

•	Continuing Board rationalisation reflecting the equivalence of importance of each party to the merger; and

•	No wholesale sale of assets from either side of the business with those assets combined at the time of the merger continuing to be the assets that underpin the BHP Billiton Group presently.

At the date of the merger, the interests of the shareholders of BHP Billiton Plc and BHP Billiton Limited in the BHP Billiton Group were 38.6 per cent and 61.4 per cent respectively. Whilst this might indicate that BHP Billiton Limited would dominatethe BHP Billiton Group, BHP Billiton rebuts the UK GAAP presumption of dominance on the grounds that the initial composition of the Board and the formally constituted Committees of the Board indicated that BHP Billiton Plc had a greater degree of influence than its proportion of voting rights would demand, and the Nominations Committee (which comprised two legacy BHP Billiton Limited Directors and two legacy BHP Billiton Plc Directors) effectively blocked the ability of the legacy BHP Billiton Limited Directors to alter the balance of legacy BHP Billiton Limited and BHP Billiton Plc Directors on the Board of the merged Group, at the expense of BHP Billiton Plc.

The Board is of the view that there has clearly been no dominance (or attempts to exert a dominant influence) in practice since the announcement of the merger. Actions since the merger continue to support the view that the substance of the transaction was that of a merger.

BHP Billiton Limited’s plans for the business now referred to as BHP Steel were part of a strategy for its entire steel business. This had, prior to the DLC merger, included the spin-off of another part of the steel business, this was OneSteel (in October 2000), and the closure of a major steel works in Australia (in September 1999). BHP Billiton, in making the announcement about its plans for the demerger, did not make this a condition of merger nor was it a related arrangement. The shareholders of BHP Billiton Limited and BHP Billiton Plc were not asked to vote on the BHP Steel demerger at the time of the votes on the DLC merger. This demerger transaction was some way off at the time of merger and was conditional on shareholder votes by both BHP Billiton Limited and BHP Billiton Plc shareholders and the approval by the courts in Australia.

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

Accounting Policies

Basis of accounting

The financial statements have been prepared under the historical cost convention (except as discussed under tangible fixed assets below) and in accordance with applicable UK accounting standards, the Statement of Recommended Practice (‘SORP’) ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ issued by the UK Oil Industry Accounting Committee on 7 June 2001 and the United Kingdom Companies Act 1985, except as described in note 25 which explains the accounting treatment of the cost of purchasing BHP Billiton Plc’s own shares. The financial statements reflect the results and financial position of BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control generally exists where the parent owns a majority of voting rights in the subsidiary. Where the BHP Billiton Group’s interest is less than 100 per cent, the share attributable to outside shareholders is reflected in minority interests.

The accounting policies have been applied consistently in the preparation of the financial statements with those applied in the prior two years, except that with effect from 1 July 2001, the BHP Billiton Group has changed its accounting policy regarding the treatment of foreign exchange gains or losses on local currency site restoration provisions held in the accounts of entities using US dollar functional currencies. Under the previous policy, the foreign exchange gains and losses on site restoration provisions were recognised in the profit and loss account. Under the revised policy, such foreign exchange gains and losses are treated as part of the revision to the estimated future restoration cost and are included in the cost of tangible fixed assets. The revised policy has been adopted as it better matches the ultimate cost of site restoration charged in the profit and loss account to the profit earned. The impact in the year ended 30 June 2002 has been the capitalisation to tangible fixed assets of foreign exchange losses of US$40 million. The application of the revised policy to prior periods does not have a material impact on the comparative profit and loss account or balance sheet and no prior period adjustments have been made

A reconciliation of the major differences between the financial statements prepared under UK Generally Accepted Accounting Principles (GAAP) and those applicable under US GAAP is included in note 33.

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

Accounting Policies continued

Foreign currencies

The BHP Billiton Group’s reporting and functional currency is US dollars as this is the dominant currency in which BHP Billiton Group companies operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of the entity) are recorded using the exchange rate ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on retranslation are included in the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration which are capitalised in tangible fixed assets.

Profit and loss accounts of subsidiaries and joint ventures which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than material exceptional items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint ventures, together with differences between their profit and loss accounts translated at average and closing rates, are shown as a movement in reserves and in the statement of total recognised gains and losses. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation effects, are also shown as a movement in reserves and in the statement of total recognised gains and losses.

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

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date which is the date the commodity is delivered to the shipping agent. Revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamond sales), title passes and revenue is recognised when the goods have been delivered.

In cases where the terms of the executed sales agreement allows for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition of a portion of the sales price as revenue is deferred at the time of shipment until a final adjustment is determined. Historically these adjustments have been insignificant.

Turnover is not reduced for royalties and other taxes payable from production.

The BHP Billiton Group differentiates sales of Group production from sales of third party product due to the significant difference in profit margin earned on these sales.

Exploration, evaluation and development expenditure

In respect of minerals, exploration and evaluation expenditure is charged to the profit and loss account as incurred except where:

•	It is expected that the expenditure will be recouped by future exploitation or sale; or

•	Substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised.

In respect of petroleum, exploration expenditure is accounted for in accordance with the successful efforts method on an area of interest basis where:

•	Significant exploration licence acquisition costs are capitalised and amortised over the term of the licence, except for costs in new unexplored areas which are expensed as incurred;

•	Administrative costs that are not directed to a specific area of interest are expensed in the year in which they are incurred;

•	All other exploration expenditure is charged against the profit and loss account except where the expenditure relates to an area of interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at balance sheet date exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, in which case the expenditure is capitalised as a tangible fixed asset;

•	Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off; and

•	When proved reserves of oil and natural gas are determined and development is sanctioned and completed, the relevant expenditure is amortised on a unit of production basis.

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

Research and development expenditure

Expenditure for research is included in the profit and loss account as and when incurred on the basis that continuing research is part of the overall cost of being in business. To the extent that future benefits deriving from development expenditure are expected beyond any reasonable doubt to exceed such expenditure, these costs are capitalised and amortised over the period of expected benefit.

Net interest cost

Net interest cost is generally expensed as incurred except where it relates to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalised up to the date when the asset is ready for its intended use. The amount of interest capitalised (gross of tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

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

Fixed assets are assessed to ensure carrying values do not exceed estimated recoverable amounts. The carrying value of each income generating unit is reviewed at least annually to evaluate whether the carrying amount is recoverable. Assets may be reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based upon the amount by which the asset carrying amount exceeds the higher of net realisable value and value in use. Value in use is generally determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. For the current year, the rates applied were between 12.9 per cent and 15.0 per cent. Future cash flows are estimated based on production and sales plans, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

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

Accounting Policies continued

Depreciation, depletion and amortisation

The book value of tangible fixed assets (including the original capital expenditure and any subsequent replacement expenditure) is depreciated over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major fixed assets are depreciated on a unit of production and/or straight-line basis as follows:

Buildings	25 to 50 years straight-line

Land	Not depreciated

Plant and machinery	4 to 30 years

Exploration, evaluation and development expenditure of minerals assets and other mining assets	Over the life of the proven and probable reserves

Petroleum interests	Over the life of the proved developed oil and gas reserves

Leasehold land and buildings	On a straight-line basis over the life of the lease up to a maximum of 50 years

Vehicles	3 to 5 years

Computer systems	Up to 8 years

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

Deferred taxation

Corporation tax

Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date, except as follows:

•	Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute past earnings exists;

•	Deferred tax is not recognised on the difference between book values and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

•	Deferred tax assets are recognised only where it is more likely than not that they will be recovered.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

Resource rent taxes and royalties

Resource rent taxes and royalties are charged to operating profit: full provision is made for all timing differences which have arisen but not reversed at the balance sheet date except that carried forward benefits are recognised only to the extent that it is more likely than not that they will be recovered.

Provision for employee benefits

Provision is made in the accounts for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Group’s share of debtors and creditors, including obligations for funding shortfalls, have been recognised.

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors or provision for employee benefits in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with annual leave above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Pension costs and other post-retirement benefits

The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards. For schemes of the defined-contribution type or those operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the BHP Billiton Group’s employees, the pension charge is calculated on the basis of contributions payable.

For defined benefit schemes, the cost of providing pensions is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives giving due consideration to independent actuarial advice. This is consistent with Statement of Standard Accounting Practice (SSAP) 24 ‘Accounting for Pension Costs’. This basis of measurement takes into account the performance of scheme assets and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation of the Group to its employees and that surpluses are recoverable by the Group, over the expected remaining service lives of employees. A pension liability or asset is consequently recognised in the balance sheet to the extent that the contributions payable either lag or precede expense recognition. The liability or asset therefore represents those funding deficits or surpluses together with changes in the funding status of the schemes that will be recognised in the profit and loss account in future periods.

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying pensioners. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes, there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives giving due consideration to independent actuarial advice, in a manner similar to that applied for defined benefit pension schemes. For other funded schemes the charge to the profit and loss account is measured on the basis of premiums payable.

Decommissioning, site restoration and environmental provisions

BHP Billiton Group companies are generally required to restore mines, oil and gas facilities and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group’s environmental policies.

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

Accounting Policies continued

Employee share awards

The estimated cost of awards made by the BHP Billiton Group is charged to profit over the period to the date of expected vesting or the performance period, as appropriate. Where shares are bought on market to satisfy the delivery of shares on vesting, the cost of these share investments is included within other fixed asset investments less amounts charged to profit relating to those shares. The estimated cost of awards is the market value of shares awarded (in the case of the Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at date of grant, measured at the date of the granting of the award), adjusted to reflect the impact of performance conditions, where applicable.

Financial instruments

The BHP Billiton Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments (including cash settled commodity contracts) to hedge these risks.

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

Use of estimates

The preparation of the BHP Billiton Group’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported turnover and costs during the reported period. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates have been applied in these financial statements.

	Average 2003	Average 2002	Average 2001	As at 30 June 2003	As at 30 June 2002

Australian dollar	0.58	0.52	0.54	0.67	0.57
Brazilian real	3.31	2.50	2.01	2.88	2.82
Canadian dollar	1.51	1.56	1.52	1.35	1.50
Chilean peso	718	672	577	697	698
Colombian peso	2 804	2 487	2 233	2 818	2 399
South African rand	9.03	10.03	7.16	7.50	10.25
UK pound sterling	0.63	0.69	0.69	0.61	0.65

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

1 Principal subsidiaries, joint ventures, associates and joint arrangements

Subsidiary undertakings

The principal subsidiary undertakings of BHP Billiton Plc and BHP Billiton Limited, none of which are held directly by BHP Billiton Plc are as follows:

Name	Country of incorporation	Principal activity	BHP Billiton Group’s effective interest

			30 June 2003%	30 June 2002%

Beswick Pty Ltd	Australia	Investment	100	100
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Investments (Jersey) Ltd	Jersey	Holding company	100	100
BHP Billiton Iron Ore Pty Ltd	Australia	Management company and iron ore marketing	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, silver, lead and zinc mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (NWS) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton SA Ltd	South Africa	Holding and service company	100	100
BHP Billiton Services Jersey Ltd	Jersey	Service company	100	100
BHP Billiton Shared Business Services Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	99.95	99.95
BHP Billiton Transport and Logistics Pty Ltd	Australia	Transport services	100	100
BHP Billiton (Trinidad - 2c) Ltd	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Coal Holding Pty Ltd	Australia	Holding company	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Development Finance Pty Ltd	Australia	Finance	100	100
BHP Holdings (USA) Inc	US	Holding company	100	100
BHP International Finance Corporation	US	Finance	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Nominees Pty Ltd	Australia	Holding company	100	100
BHP Operations Inc	US	Finance	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Queensland Coal Ltd	US	Coal mining	100	100
BHP Steel (AIS) Pty Ltd (b)	Australia	Iron and steel production and coal mining	—	100
BHP Steel Investments Inc (b)	US	Steel production	—	100
BHP Steel Ltd (b)	Australia	Rollforming and coating of sheet steel	—	100
BHP Steel Malaysia Sdn Bhd (b)	Malaysia	Steel coating	—	60
BHP Steel Thailand Ltd (b)	Thailand	Steel coating	—	87.5
BHP (USA) Investments Inc	US	Investment	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium South Africa Ltd	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Development BV	Netherlands	Exploration	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
Broken Hill Proprietary (USA) Inc	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Name	Country of incorporation	Principal activity	BHP Billiton Group’s effective interest

			30 June 2003%	30 June 2002%

Gengro Limited	South Africa	Investment holding company	100	100
Groote Eylandt Mining Co Pty Limited	Australia	Manganese mining	60	60
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Coal Corporation Limited	South Africa	Coal mining	100	100
PT BHP Steel Indonesia (b)	Indonesia	Steel coating	—	74
QNI Pty Ltd	Australia	Holding company	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
Rio Algom Limited	Canada	Holding company	100	100
Samancor Limited	South Africa	Chrome and manganese mining and production	60	60
Samancor AG	Switzerland	Marketing and trading	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60
Tasman Steel Holdings Limited (b)	New Zealand	Iron and steel production	—	100

The list above only includes those companies which principally affect the profit or net assets of the BHP Billiton Group.

(a)	BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.
(b)	Attributable to Discontinued Operations. Refer note 3.

Joint ventures

The principal joint ventures of the BHP Billiton Group are as follows:

Name	Country of incorporation	Principal activity	BHP Billiton Group’s effective interest

			30 June 2003%	30 June 2002%

Minera Antamina SA	Peru	Copper and zinc mining	34	34
Carbones del Cerrejon LLC (a)	Colombia	Coal mining	33	33
Highland Valley Copper	Canada	Copper mining	34	34
North Star BHP Steel (b)	US	Steel manufacturing - flat products	—	50
Orinoco Iron CA	Venezuela	HBI production	50	50
Richards Bay Minerals (c)	South Africa	Titanium dioxide and mineral sands	50	50
Samarco Mineracao SA	Brazil	Iron ore mining	50	50
South Blackwater	Australia	Coal mining	50	50
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	25	25
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	22	22
Integris Metals	US	Metals distribution	50	50

(a)	At 30 June 2002 the BHP Billiton Group had an ownership interest of 33 per cent in Carbones del Cerrejon SA and 33 per cent in Carbones Zona Norte SA. Following the BHP Billiton Group’s acquisition of an interest in Intercor LLC in February 2002, the BHP Billiton Group’s existing interest in Carbones del Cerrejon SA was merged into Intercor LLC, which was subsequently renamed Carbones del Cerrejon LLC, in November 2002. The activities of Carbones del Cerrejon LLC and Carbones Zona Norte SA are managed as an integrated operation referred to as Cerrejon Coal Corporation. The BHP Billiton Group has an effective ownership interest of 33 per cent in Cerrejon Coal Corporation.
(b)	Attributable to Discontinued Operations. Refer note 3.
(c)	Richards Bay Minerals comprises two legal entities as follows:

Name	Country of incorporation	Principal activity	BHP Billiton Group’s effective interest

			30 June 2003%	30 June 2002%

Tisand (Pty) Limited	South Africa	Mineral sands mining	51	51
Richards Bay Iron and Titanium (Pty) Limited	South Africa	Titanium dioxide, zircon and rutile	49	49

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

Notes to Financial Statements continued

Associates

The principal associates of the BHP Billiton Group are as follows:

Name	Country of incorporation	Principal activity	BHP Billiton Group’s effective interest

			30 June 2003%	30 June 2002%

Minera Alumbrera Limited	Argentina	Copper and gold mining	—	25

Effective April 2003, the BHP Billiton Group sold its interest in Minera Alumbrera Limited for US$187 million, of which US$54 million has been deferred until June 2005. The deferred proceeds are included in other debtors.

Proportionally included joint arrangements

The principal joint arrangements in which the BHP Billiton Group has an interest and which are proportionally included in the financial statementsare as follows:

Name	Country of incorporation	Principal activity	BHP Billiton Group’s effective interest

			30 June 2003%	30 June 2002%

Atlantis	US	Hydrocarbons exploration and production	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris	US	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5-100	5-100
Keith	UK	Hydrocarbons exploration and production	32	32
Laminaria	Australia	Hydrocarbons exploration and production	25-33	25-33
Liverpool Bay	UK	Hydrocarbons exploration and production	46	46
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Mamore	Bolivia	Hydrocarbons exploration and production	50	50
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	36.04	38.75
Trinidad 2c - Angostura	Trinidad	Hydrocarbons exploration and production	45	45
Typhoon	US	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	- Alumina refining	36	36
		- Aluminium smelting	46	46
Billiton Suriname	Suriname	- Bauxite mining	76	76
		- Alumina refining	45	45
Mozal	Mozambique	Aluminium smelting	47.1	47.1
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Escondida	Chile	Copper mining	57.5	57.5
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
Ekati	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middelburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	37	37
Rietspruit Mine	South Africa	Coal mining	50	50

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

2 Exceptional items

	Gross 2003 US$M	Tax 2003 US$M	Net 2003 US$M

Exceptional items by category
Loss on sale of 6% interest in BHP Steel (a)	(19)	—	(19)

Total by category	(19)	—	(19)

Exceptional items by Customer Sector Group
Discontinued Operations	(19)	—	(19)

Total by Customer Sector Group	(19)	—	(19)

	Gross 2002 US$M	Tax 2002 US$M	Net 2002 US$M

Exceptional items by category
Termination of operations
Write-down in carrying values of assets
Base Metals
Southwest Copper assets (b)	(171)	—	(171)
Reductions in provisions
Base Metals
Southwest Copper closure provisions (b)	70	—	70

	(101)	—	(101)

Exceptional taxation items
Group and unallocated items
Change in UK tax rate on petroleum operations (c)		(56)	(56)

		(56)	(56)

Other exceptional items
Suspension of operations
Base Metals
Charges associated with suspension of Tintaya sulphide operations (d)	(31)	9	(22)

	(31)	9	(22)

Merger related restructuring costs
Petroleum	(4)	1	(3)
Aluminium	(4)	—	(4)
Base Metals	(13)	1	(12)
Carbon Steel Materials	(6)	1	(5)
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(5)	1	(4)
Stainless Steel Materials	(3)	—	(3)
Group and unallocated items	(39)	9	(30)

	(80)	15	(65)

Total by category	(212)	(32)	(244)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Gross 2002 US$M	Tax 2002 US$M	Net 2002 US$M

Exceptional items by Customer Sector Group
Petroleum	(4)	1	(3)
Aluminium	(4)	—	(4)
Base Metals	(145)	10	(135)
Carbon Steel Materials	(6)	1	(5)
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(5)	1	(4)
Stainless Steel Materials	(3)	—	(3)
Group and unallocated items	(39)	(47)	(86)

Total by Customer Sector Group	(212)	(32)	(244)

	Gross 2001 US$M	Tax 2001 US$M	Net 2001 US$M

Exceptional items by category
Sale of fixed assets
Carbon Steel Materials
Equalisation of Queensland Coal interests (e)	128	—	128

	128	—	128

Termination of operations
Group and unallocated items
Ok Tedi copper mine (f)	(430)	14	(416)

	(430)	14	(416)

Merger transaction costs
Group and unallocated items	(92)	—	(92)

	(92)	—	(92)

Exceptional taxation items
Group and unallocated items
Income tax audit (g)		(33)	(33)

		(33)	(33)

Other exceptional items
Restructuring costs and provisions
Discontinued Operations (h)	(22)	7	(15)
Merger related restructuring costs
Base Metals	(7)	2	(5)
Diamonds and Specialty Products	(7)	1	(6)
Group and unallocated items	(22)	6	(16)
Net interest	(6)	—	(6)

	(64)	16	(48)

Write-down in carrying values of assets and provisions
Group and unallocated items
HBI Venezuela (i)	(520)	110	(410)
Energy Coal
Lakes Mines	(26)	6	(20)
Stainless Steel Materials
Columbus JV	(114)	30	(84)

	(660)	146	(514)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Gross 2001 US$M	Tax 2001 US$M	Net 2001 US$M

Exceptional items by category continued
Sale of expansion rights
Aluminium
Mozal II (j)	61	(21)	40

	61	(21)	40

Employee share awards accelerated by merger
Aluminium	(8)	2	(6)
Base Metals	(1)	—	(1)
Carbon Steel Materials	(2)	2	—
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(8)	2	(6)
Stainless Steel Materials	(9)	1	(8)
Group and unallocated items	(3)	1	(2)

	(37)	10	(27)

Total by category	(1 094)	132	(962)

Exceptional items by Customer Sector Group
Aluminium	53	(19)	34
Base Metals	(8)	2	(6)
Carbon Steel Materials	126	2	128
Diamonds and Specialty Products	(13)	3	(10)
Energy Coal	(34)	8	(26)
Stainless Steel Materials	(123)	31	(92)
Discontinued Operations (h)	(22)	7	(15)
Group and unallocated items	(1 067)	98	(969)
Net interest	(6)	—	(6)

Total by Customer Sector Group	(1 094)	132	(962)

(a)	A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group’s Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the year ended 30 June 2003 as an exceptional item in relation to Discontinued Operations.
(b)	Following a reassessment of the Group’s asset disposal and closure plans relating to its Southwest Copper business in the US (where the Group ceased operations in 1999), impairment provisions, principally related to the San Manuel smelter, were increased by US$171 million. This was offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.
(c)	In June 2002, a change in legislation increased the corporation taxation rate for petroleum operations in the United Kingdom from 30 per cent to 40 per cent, resulting in deferred taxation balances being restated by US$56 million.
(d)	As at 30 June 2002, sulphide operations at Tintaya had been suspended until at least January 2003. An exceptional charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment.
(e)	In June 2001, the BHP Billiton Group and Mitsubishi agreed to equalise their interests in the Central Queensland Coal Associates and Gregory joint ventures which involved the BHP Billiton Group selling to Mitsubishi a proportion of its interests resulting in the profit disclosed above.
(f)	In 2001, the Group and unallocated items segment result includes a US$416 million write-off reflecting 100 per cent of the net assets of Ok Tedi which is prior to deducting minority interests of US$262 million. From 1 July 2001 no profit from Ok Tedi has been recognised by the BHP Billiton Group except to the extent that actual dividends have been received by the BHP Billiton Group. The BHP Billiton Group completed its withdrawal from the Ok Tedi copper mine on 8 February 2002, transferring its 52 per cent interest to an independent Program Company that will operate for the benefit of the people of Papua New Guinea.
(g)	As a consequence of an income tax audit conducted by the Australian Taxation Office (ATO), an amount of US$118 million had been subject to litigation. The dispute concerned the deductibility of financing costs paid to General Electric Company in connection with the BHP Billiton Limited Group’s acquisition of the Utah Group in the early 1980s. On 23 November 1999, the Federal Court ruled in favour of the BHP Billiton Group. On 18 October 2000, the Full Bench of the Federal Court ruled in favour of the ATO. The BHP Billiton Group sought leave to appeal to the High Court of Australia (High Court) and the hearing occurred on 10 August 2001. The High Court refused the BHP Billiton Group leave to appeal on the general question of deductibility but did allow leave to appeal on the question of whether the ATO had the power to amend the 1985 assessment.
An amount of US$41 million was paid in 1992 and up to 2001 was accounted for as a deferred tax asset. At 30 June 2001, the accounts were adjusted to include a tax expense of US$33 million relating to refusal of the High Court to grant leave to appeal on the deductibility of financing costs and a deferred tax asset of US$8 million was carried forward. In July 2001, the outstanding balance of US$77 million was paid and recorded as a deferred tax asset. On 14 February 2002, the High Court allowed, by consent, the BHP Billiton Group’s appeal against the majority decision of the Full Federal Court. As a result of the High Court order, an amount of US$85 million was refunded to the BHP Billiton Group together with associated interest and penalties.
(h)	Attributable to Discontinued Operations. Refer note 3.
(i)	On 29 March 2001, the BHP Billiton Limited Group announced that it would cease further investment in HBI Venezuela. The total loss on the write-off of the equity investment in HBI Venezuela and the establishment of provisions to cover related financial obligations to banks and other associated costs was US$520 million (US$410 million net of tax).
(j)	In addition to its 47 per cent interest in the Mozal aluminium smelter, the BHP Billiton Group owned expansion rights amounting to 85 per cent. During the year it sold expansion rights of 38 per cent to its partners for consideration valued at US$61 million (US$40 million net of tax). This amount was included in share of operating profit/(loss) of joint ventures and associates.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3 Discontinued Operations

Due to the demerger of the BHP Steel business in July 2002, BHP Steel’s results have been reported as Discontinued Operations, together with the results of the OneSteel business which was spun-off from BHP Billiton in October 2000.

The BHP Billiton Group demerged the BHP Steel business in July 2002 as follows:

•	A capital reduction and a transfer to BHP Billiton Limited shareholders of 94 per cent of the shares in BHP Steel;

•	A bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held); and

•	The sale by the BHP Billiton Group of the remaining 6 per cent of BHP Steel shares held by the Group.

The impact of these steps was:

•	The BHP Billiton Group’s equity shareholders’ funds were reduced by US$1 489 million, including costs directly associated with the demerger of US$17 million net of tax (US$24 million before tax);

•	A cash inflow of US$347 million, representing net US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, and US$75 million from the sale of the 6 per cent of BHP Steel; and

•	A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group’s steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the year ended 30 June 2003 and is disclosed as an exceptional item in relation to Discontinued Operations.

BHP Steel is the leading steel company in Australia and New Zealand, specialising in the production of flat steel products, including slab, hot rolled coil, plate and value-added metallic coated and pre-painted steel products. It supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East and the Pacific. Key steelmaking assets are Port Kembla Steelworks (Australia), BHP New Zealand Steel and North Star BHP Steel (US). A network of metallic coating and coil painting facilities operates in Australia, New Zealand and South East Asia.

The attributable net assets of BHP Steel as included in the BHP Billiton Group’s 30 June 2002 balance sheet are provided below. In addition, the net assets demerged in July 2002 are provided, after allowing for the settlement of intercompany loans by BHP Steel to the BHP Billiton Group and the realisation of Group profit in stock held by BHP Steel.

2002 US$M

Balance sheet
Tangible assets	1 881
Investments	91
Current assets	759
Creditors falling due within one year	(345)
Creditors falling due after more than one year and provisions	(495)

1 891
Equity minority interests	(21)

Attributable net assets	1 870
Net payments to the BHP Billiton Group by BHP Steel to settle intercompany loans (post 30 June 2002)	(294)

Attributable net assets of BHP Steel	1 576
Group profit in stock held by BHP Steel	(9)

Attributable net assets of the BHP Billiton Group at date of demerger (a)	1 567

(a)	Of the US$1 567 million attributable net assets available for demerger, approximately 94 per cent or US$1 472 million were demerged to shareholders of BHP Billiton Limited; this together with US$17 million in costs of the demerger represents a total reduction in equity shareholders’ funds of US$1 489 million. Refer note 25.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

4 Analysis by business segment

	External turnover US$M	Inter- segment turnover US$M	Profit/(loss) before taxation US$M	Net operating assets (refer note 6) US$M	Depreciation and amortisation US$M	Other non- cash expenses US$M	Capital expenditure US$M

Group including joint ventures and associates (a)(b)
Year ended 30 June 2003
Petroleum	3 260	4	1 178	3 293	549	50	861
Aluminium	3 386	—	581	5 095	233	—	462
Base Metals (c)	1 954	—	286	3 877	257	(2)	201
Carbon Steel Materials	3 688	26	1 045	2 567	192	7	479
Diamonds and Specialty Products	1 474	11	299	1 518	105	—	101
Energy Coal	2 089	—	190	2 193	177	2	300
Stainless Steel Materials	1 106	—	150	1 695	96	10	121
Group and unallocated items	549	465	(248)	340	39	66	46
Exceptional items	—

Total Continuing Operations	17 506	506	3 481	20 578	1 648	133	2 571
Discontinued Operations (d)	—	—	(19)	—	—	—	—
Net interest			(537)

Total BHP Billiton Group	17 506	506	2 925	20 578	1 648	133	2 571

Year ended 30 June 2002
Petroleum	2 780	35	1 073	2 865	571	4	687
Aluminium	2 857	—	492	4 727	234	(4)	291
Base Metals (c)	1 821	—	192	4 062	233	8	578
Carbon Steel Materials	3 140	166	1 084	2 412	183	31	284
Diamonds and Specialty Products	1 474	6	272	1 620	76	1	121
Energy Coal	1 919	—	536	2 092	176	5	295
Stainless Steel Materials	868	—	3	1 663	89	2	84
Group and unallocated items	369	361	(550)	705	33	59	43
Exceptional items			(212)			153

Total Continuing Operations	15 228	568	2 890	20 146	1 595	259	2 383
Discontinued Operations (d)	2 550	—	86	2 248	132	4	98
Net interest			(249)

Total BHP Billiton Group	17 778	568	2 727	22 394	1 727	263	2 481

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	External turnover US$M	Inter- segment turnover US$M	Profit/(loss) before taxation US$M	Net operating assets (refer note 6) US$M	Depreciation and amortisation US$M	Other non- cash expenses US$M	Capital expenditure US$M

Group including joint ventures and associates (a)(b) continued
Year ended 30 June 2001
Petroleum	3 340	21	1 407	2 504	500	(4)	432
Aluminium	2 971	—	523	4 730	198	—	1 635
Base Metals (c)	1 719	—	452	3 785	216	1	270
Carbon Steel Materials	3 165	184	918	2 226	186	31	184
Diamonds and Specialty Products	1 313	5	188	1 488	38	4	36
Energy Coal	1 982	—	382	1 986	184	—	171
Stainless Steel Materials	994	—	72	1 736	82	4	212
Group and unallocated items	381	368	(555)	1 143	106	80	39
Exceptional items			(1 066)			546

Total Continuing Operations	15 865	578	2 321	19 598	1 510	662	2 979
Discontinued Operations (d)	3 214	6	218	2 114	162	15	59
Net interest			(476)

Total BHP Billiton Group	19 079	584	2 063	21 712	1 672	677	3 038

	External turnover			Profit/(loss) before taxation			Net operating assets (refer note 6)

	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M

Joint ventures and associates (e)(f)(g)
Petroleum	—	—	—	—	—	—	70	25	—
Aluminium	—	40	32	—	—	1	—	—	4
Base Metals (c)	432	424	90	61	56	25	802	1 062	1 122
Carbon Steel Materials	244	244	438	80	75	109	314	334	355
Diamonds and Specialty Products	1 005	749	269	170	165	162	580	674	296
Energy Coal	204	129	83	45	35	16	637	646	393
Stainless Steel Materials	13	80	162	2	(3)	(11)	4	3	140
Group and unallocated items	—	—	20	—	1	(23)	—	—	—
Exceptional items				—	—	(634)

Total Continuing Operations	1 898	1 666	1 094	358	329	(355)	2 407	2 744	2 310
Discontinued Operations (d)	—	206	196	—	11	2	—	172	245
Net interest				(93)	(37)	(63)

Total BHP Billiton Group	1 898	1 872	1 290	265	303	(416)	2 407	2 916	2 555

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Turnover			Profit/(loss) before taxation

	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M

Third party product included above
Petroleum	296	72	57	1	1	1
Aluminium	1 333	1 006	1 014	28	13	14
Base Metals	38	24	13	5	—	—
Carbon Steel Materials	26	22	40	(2)	—	1
Diamonds and Specialty Products	747	823	797	10	9	23
Energy Coal	413	122	100	(1)	9	6
Stainless Steel Materials	10	9	6	1	1	—
Group and unallocated items	519	112	—	1	(5)	—

	3 382	2 190	2 027	43	28	45

(a)	Inter-segment sales are made on a commercial basis.
(b)	During the year ended 30 June 2002, a new segment, Diamonds and Specialty Products, was created encompassing Diamonds, Titanium Minerals, Integris (metals distribution) and Exploration and Technology. This new segment reflected management responsibility for these businesses. As a consequence, the former Exploration, Technology and New Business and Other Activities segments ceased to exist and any remaining portions were included in Group and unallocated items. In addition, HBI Venezuela and Ok Tedi, previously reported in Carbon Steel Materials and Base Metals, respectively, were included in Group and unallocated items and Columbus Stainless Steel, previously reported in Other Activities, was included in Stainless Steel Materials. Comparatives have been restated accordingly.
(c)	Includes turnover attributable to associates of US$94 million (2002: US$126 million; 2001: US$44 million), operating profit attributable to associates of US$29 million (2002: US$32 million; 2001: US$22 million) and net operating assets attributable to associates of US$nil (2002: US$223 million; 2001: US$273 million).
(d)	Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. Following the demerger of BHP Steel, certain residual steel assets and liabilities (that were previously included as part of the Steel segment together with BHP Steel) have now been included in Group and unallocated items. Comparatives have been restated accordingly.
(e)	Turnover attributable to acquisitions of joint ventures and associates (excluding increased ownership interests) was US$nil (2002: US$nil; 2001: US$173 million). Profit before tax attributable to acquisitions of joint ventures and associates was US$nil (2002: US$nil; 2001: US$41 million). In addition, Integris (metals distribution) was included in joint ventures and associates for the years ended 30 June 2002 and 2003.
(f)	Included within net assets are the following carrying values of investments in joint ventures and associates: Base Metals; 2003: US$262 million (2002: US$383 million), Carbon Steel Materials; 2003: US$299 million (2002: US$278 million), Stainless Steel Materials; 2003: US$4 million (2002: US$3 million), Energy Coal; 2003: US$488 million (2002: US$490 million), Diamonds and Specialty Products; 2003: US$277 million (2002: US$326 million), Petroleum; 2003: US$73 million (2002: US$25 million), Discontinued Operations; 2003: US$nil (2002: US$48 million) and Group and unallocated items; 2003: US$nil (2002: US$nil).
(g)	Total turnover of joint ventures and associates does not include any inter-segment turnover.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

5 Analysis by geographical segment

	Group			Joint ventures and associates			Total

	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M

Analysis by geographical market
Turnover
Continuing Operations
Australia	1 769	1 437	1 432	6	5	2	1 775	1 442	1 434
Europe	5 136	4 064	3 810	446	366	329	5 582	4 430	4 139
Japan	2 269	1 941	2 411	124	137	120	2 393	2 078	2 531
South Korea	1 149	1 002	842	54	66	64	1 203	1 068	906
Other Asia	2 165	1 802	1 687	223	196	170	2 388	1 998	1 857
North America	1 452	1 575	2 363	937	769	240	2 389	2 344	2 603
Southern Africa	918	890	1 099	26	46	60	944	936	1 159
Rest of World	750	851	1 127	82	81	109	832	932	1 236

Total Continuing Operations	15 608	13 562	14 771	1 898	1 666	1 094	17 506	15 228	15 865

Discontinued Operations
Australia	—	1 339	1 657	—	—	—	—	1 339	1 657
Europe	—	112	163	—	—	—	—	112	163
Japan	—	17	34	—	—	—	—	17	34
South Korea	—	42	70	—	—	—	—	42	70
Other Asia	—	328	460	—	—	—	—	328	460
North America	—	185	258	—	206	196	—	391	454
Rest of World	—	321	376	—	—	—	—	321	376

Discontinued Operations (a)	—	2 344	3 018	—	206	196	—	2 550	3 214

Total by geographical market	15 608	15 906	17 789	1 898	1 872	1 290	17 506	17 778	19 079

Analysis by geographical origin
Turnover
Continuing Operations
Australia	6 527	5 792	5 676	—	50	178	6 527	5 842	5 854
Europe	2 792	2 049	1 907	—	—	—	2 792	2 049	1 907
North America	1 341	1 475	1 804	845	668	105	2 186	2 143	1 909
South America (b)	1 970	1 648	1 980	763	607	370	2 733	2 255	2 350
Southern Africa	2 857	2 355	2 666	290	341	441	3 147	2 696	3 107
Rest of World	121	243	738	—	—	—	121	243	738

Total Continuing Operations	15 608	13 562	14 771	1 898	1 666	1 094	17 506	15 228	15 865

Discontinued Operations
Australia	—	1 887	2 400	—	—	—	—	1 887	2 400
Europe	—	31	80	—	—	—	—	31	80
North America	—	2	21	—	206	196	—	208	217
Rest of World	—	424	517	—	—	—	—	424	517

Discontinued Operations (a)	—	2 344	3 018	—	206	196	—	2 550	3 214

Total by geographical origin	15 608	15 906	17 789	1 898	1 872	1 290	17 506	17 778	19 079

Profit/(loss) before taxation
Continuing Operations
Australia	1 890	1 522	1 753	—	27	(297)	1 890	1 549	1 456
Europe	253	233	191	6	—	—	259	233	191
North America	180	16	124	8	6	3	188	22	127
South America (b)	396	158	543	180	143	(99)	576	301	444
Southern Africa	394	559	460	164	153	38	558	712	498
Rest of World	10	73	(395)	—	—	—	10	73	(395)

Total Continuing Operations	3 123	2 561	2 676	358	329	(355)	3 481	2 890	2 321

Discontinued Operations
Australia	(19)	25	163	—	—	—	(19)	25	163
Europe	—	3	3	—	—	—	—	3	3
North America	—	10	(12)	—	11	2	—	21	(10)
Rest of World	—	37	62	—	—	—	—	37	62

Discontinued Operations (a)	(19)	75	216	—	11	2	(19)	86	218

Net interest	(444)	(212)	(413)	(93)	(37)	(63)	(537)	(249)	(476)

Total by geographical origin	2 660	2 424	2 479	265	303	(416)	2 925	2 727	2 063

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

5 Analysis by geographical segment continued

	Group			Joint ventures and associates			Total

	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M

Net operating assets (refer note 6)
Continuing Operations
Australia	6 828	6 578	6 654	(3)	3	—	6 825	6 581	6 654
Europe	654	621	731	2	—	—	656	621	731
North America	1 340	1 122	1 245	429	520	158	1 769	1 642	1 403
South America (b)	4 503	4 909	4 482	1 661	1 896	1 685	6 164	6 805	6 167
Southern Africa	4 117	3 804	3 844	318	325	467	4 435	4 129	4 311
Rest of World	729	368	332	—	—	—	729	368	332

Total Continuing Operations	18 171	17 402	17 288	2 407	2 744	2 310	20 578	20 146	19 598

Discontinued Operations
Australia	—	1 572	1 346	—	—	—	—	1 572	1 346
Europe	—	2	3	—	—	—	—	2	3
North America	—	—	51	—	172	245	—	172	296
Southern Africa	—	5	—	—	—	—	—	5	—
Rest of World	—	497	469	—	—	—	—	497	469

Discontinued Operations (a)	—	2 076	1 869	—	172	245	—	2 248	2 114

Total by geographical origin	18 171	19 478	19 157	2 407	2 916	2 555	20 578	22 394	21 712

(a)	Refer note 3.
(b)	Includes turnover attributable to associates of US$94 million (2002: US$126 million; 2001: US$44 million), operating profit attributable to associates of US$29 million (2002: US$32 million; 2001: US$22 million) and net operating assets attributable to associates of US$nil (2002: US$223 million; 2001: US$273 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

6 Reconciliation of net operating assets

	Group		Joint ventures and associates		Total

	2003 US$M	2002 US$M	2003 US$M	2002 US$M	2003 US$M	2002 US$M

Net operating assets (refer notes 4 and 5)	18 171	19 478	2 407	2 916	20 578	22 394
Cash including money market deposits	1 552	1 499	113	136	1 665	1 635
Debt	(7 324)	(8 321)	(702)	(909)	(8 026)	(9 230)
Corporation tax	(343)	(526)	(5)	(29)	(348)	(555)
Dividends payable	(468)	(402)	—	—	(468)	(402)
Deferred tax	(966)	(1 107)	(117)	(73)	(1 083)	(1 180)
Tax recoverable	13	20	—	—	13	20
Shareholder loans	293	488	(293)	(488)	—	—

Net assets	10 928	11 129	1 403	1 553	12 331	12 682

7 Net operating costs

	2003 US$M	2002 US$M	2001 US$M

Change in stocks of finished goods and work in progress	(158)	(99)	(37)
Raw materials and consumables	2 450	3 240	2 521
External services (including transportation)	2 539	2 950	2 381
Staff costs (refer note 9)	1 746	2 049	2 124
Amortisation of goodwill and negative goodwill	2	3	6
Depreciation of tangible fixed assets	1 646	1 724	1 666
Impairment charge	73	119	34
Other operating income	(147)	(163)	(206)
Resource rent taxes	467	405	641
Operating lease charges	127	228	303
Government royalties paid and payable	352	294	235
HBI Venezuela guarantee	—	—	330
Other operating charges	3 457	2 553	4 613

Group (a)	12 554	13 303	14 611
Joint ventures and associates	1 540	1 532	1 643

Operating costs including joint ventures and associates (b)	14 094	14 835	16 254

Operating lease charges include the following:
Land and buildings	47	24	49
Plant and equipment	75	79	158
Other lease charges	5	125	96

	127	228	303

Audit fees payable by the BHP Billiton Group to:
Joint auditors of BHP Billiton Plc (including overseas firms)
KPMG	3.4	3.2	2.1
PricewaterhouseCoopers	4.1	2.9	2.9
Other audit firms	1.0	3.8	3.3

	8.5	9.9	8.3

Fees payable by the BHP Billiton Group to auditors for other services:
Joint auditors of BHP Billiton Plc (including overseas firms) (c)
Audit-related services (d)
KPMG	0.6	1.0	4.4
PricewaterhouseCoopers	1.6	1.0	4.9
Information systems design and implementation (e)
KPMG	0.7	5.7	1.1
Taxation services (f)
KPMG	2.0	1.6	1.4
PricewaterhouseCoopers	1.3	1.4	2.2
Other services (g)
KPMG	0.6	2.6	3.2
PricewaterhouseCoopers	0.1	1.8	4.3

	6.9	15.1	21.5

Other audit firms
Other services	1.4	4.4	6.0

	16.8	29.4	35.8

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

(a)	Includes net operating costs attributable to Discontinued Operations as follows:

	2003 US$M	2002 US$M	2001 US$M

Change in stocks of finished goods and work in progress	—	3	—
Raw materials and consumables	—	946	1 162
Staff costs	—	506	622
Amortisation of goodwill	—	—	3
Depreciation of tangible fixed assets	—	132	159
Other operating charges	—	698	861

	—	2 285	2 807

(b)	Includes research and development costs of US$40 million (2002: US$30 million; 2001: US$18 million).
(c)	The amounts paid to the UK firms and their associates amounted to US$1.9 million (2002: US$1.2 million; 2001: US$13.6 million).
(d)	Mainly includes accounting advice, due diligence services and services associated with securities offerings. For the year ended 30 June 2003, audit fees of US$0.2 million relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.
(e)	Relates to legacy contracts entered into with the former consulting arms of the joint audit firms before they were disposed.
(f)	Mainly includes tax compliance services and employee expatriate taxation services.
(g)	Mainly includes human resources services and pension advisory services. The years ended 30 June 2001 and 2002 also include fees related to legacy internal audit services provided to BHP Billiton Limited which were contracted prior to the DLC merger. These services ceased during the year ended 30 June 2002.

8 Net interest and similar items payable/(receivable)

	2003 US$M	2002 US$M	2001 US$M

On bank loans and overdrafts	131	161	236
On all other loans	241	311	339
Finance lease and hire purchase interest	4	5	9

	376	477	584
Dividends on redeemable preference shares	24	39	83
Discounting on provisions (refer note 21)	97	42	39
less Amounts capitalised (a)	(103)	(58)	(39)

	394	500	667
Share of interest of joint ventures and associates	68	71	94

	462	571	761
Interest received/receivable	(65)	(142)	(136)

	397	429	625

Exchange differences on net debt (b)
Group	115	(146)	(118)
Joint ventures and associates	25	(34)	(31)

	140	(180)	(149)

Net interest and similar items payable (c)	537	249	476

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group. For the year ended 30 June 2003 the capitalisation rate was 5.2 per cent (2002: 5.5 per cent; 2001: 6.6 per cent).
(b)	Net exchange losses and gains primarily represent the effect on borrowings of the (appreciation)/depreciation of the rand against the US dollar.
(c)	Disclosed in the profit and loss account as:

	2003 US$M	2002 US$M	2001 US$M

Net interest and similar items payable
Group	444	212	413
Joint ventures and associates	93	37	63

Net interest and similar items payable	537	249	476

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

9 Employees

	2003 Number	2002 Number	2001 Number

The average number of employees, which excludes joint ventures’ and associates’ employees and includes executive Directors, during the financial year was as follows:
Petroleum	1 872	1 770	1 744
Aluminium	5 362	5 246	5 045
Base Metals	3 319	3 646	3 456
Carbon Steel Materials	6 381	6 380	6 232
Diamonds and Specialty Products	1 208	1 754	2 685
Energy Coal	9 668	10 373	12 952
Stainless Steel Materials	5 282	5 572	5 861
Discontinued Operations (refer note 3)	—	12 269	16 627
Group and unallocated items	1 709	3 214	4 351

	34 801	50 224	58 953

	2003 US$M	2002 US$M	2001 US$M

The aggregate payroll expenses of those employees was as follows:
Wages, salaries and redundancies	1 511	1 843	1 903
Employee share awards	60	28	46
Social security costs	20	28	34
Pensions and other post-retirement medical benefit costs (refer note 27)	155	150	141

	1 746	2 049	2 124

Details for each Director, of remuneration, pension entitlements and interests in share options are set out in note 35.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation

	2003 US$M	2002 US$M	2001 US$M

Analysis of charge in the financial year
UK taxation
Corporation tax at 30% (a)
Current (b)	292	165	223
Deferred	(124)	16	(17)
less Double taxation relief	(132)	(92)	(127)

	36	89	79

Australian taxation
Corporation tax at 30% (2002: 30%; 2001: 34%)
Current	330	235	299
Deferred	150	225	66

	480	460	365

South African taxation
Corporation tax at 30%
Current	127	239	124
Deferred	74	(120)	(40)

	201	119	84

Other overseas taxation
Current	192	99	227
Deferred	(30)	108	(28)

	162	207	199

Share of joint ventures’ tax charge
Current	56	93	80
Deferred	45	(11)	(31)

	101	82	49

Share of associates’ current tax charge	—	(4)	3
Withholding tax and secondary taxes on companies	4	37	32

	984	990	811

Made up of:
Aggregate current tax
Group	813	683	778
Joint ventures and associates	56	89	83

	869	772	861

Aggregate deferred tax
Group	70	229	(19)
Joint ventures and associates	45	(11)	(31)

	115	218	(50)

	984	990	811

(a)	There is an additional 10 per cent tax applicable to petroleum operations in the UK which commenced during the year ended 30 June 2002.
(b)	Of the adjustments to prior year provisions for current tax amounting to a gain of US$105 million (2002: gain US$23 million; 2001: loss US$5 million), US$8 million gain (2002: US$nil; 2001: US$nil) relates to the UK.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

	2003 US$M	2002 US$M	2001 US$M

Factors affecting tax charge for the financial year
The tax assessed is different than the standard rate of corporation tax in the UK (30%).
The differences are explained below:
Profit on ordinary activities before tax	2 925	2 727	2 063

Tax on profit at UK rate of 30%	878	818	619

Permanent differences
Investment and development allowance	(9)	(10)	(19)
Amounts over provided in prior years	(105)	(23)	5
Recognition of prior year tax losses	(188)	(103)	(133)
Non-deductible accounting depreciation and amortisation	76	54	32
Non-deductible dividends on redeemable preference shares	8	13	24
Non tax-effected operating losses	109	69	47
Tax rate differential on non-UK income	(18)	(1)	57
Non tax-effected capital gains	(2)	(12)	(63)
Foreign expenditure including exploration not presently deductible	4	16	57
South African secondary tax on companies	16	48	46
Foreign exchange gains and other translation adjustments	210	(2)	(113)
Non-deductible merger transaction costs	—	—	28
Tax rate changes	(1)	59	(22)
Investment and asset impairments	—	32	176
Other	6	32	70

Total permanent differences	106	172	192

Deferred tax movements taken to the profit and loss account
Capital allowances for the financial year (more)/less than depreciation	(299)	(176)	79
Exploration expenditure	53	(114)	28
Employee entitlements	58	(29)	(72)
Site rehabilitation	71	4	(32)
Resource rent tax	(21)	17	19
Deferred income	27	—	(16)
Other provisions	(12)	(77)	(10)
Foreign exchange losses/(gains)	193	(5)	24
Foreign tax	(92)	(39)	41
Tax losses	39	48	(228)
Other	(132)	153	217

Total timing differences	(115)	(218)	50

Current tax charge for the financial year	869	772	861
Add/(less) deferred tax movements taken to the profit and loss account	115	218	(50)

Tax on profit on ordinary activities	984	990	811

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	2003 US$M	2002 US$M

Provision for deferred tax
Future income tax benefit at year end comprises:
Timing differences
Accelerated capital allowances	(273)	(14)
Exploration expenditure	122	48
Employee entitlements	56	19
Site rehabilitation	86	48
Resource rent tax	95	90
Deferred income	125	—
Other provisions	(6)	2
Foreign exchange losses	41	59
Profit in stocks elimination	2	8
Other	(32)	87
Tax-effected losses	231	133

Total future income tax benefit	447	480

Provision for deferred tax at year end comprises:
Accelerated capital allowances	1 280	1 641
Exploration expenditure	44	23
Employee entitlements	(21)	(36)
Site rehabilitation	(82)	(49)
Resource rent tax	(4)	(31)
Deferred income	—	(98)
Other provisions	15	—
Foreign exchange losses/(gains)	(230)	(17)
Deferred charges	45	42
Foreign tax	219	128
Other	150	32
Tax-effected losses	(3)	(48)

Total provision for deferred tax	1 413	1 587

Net provision for deferred tax	966	1 107

Provision at start of the financial year	1 107	881
Demerger or disposals of subsidiaries	(213)	(21)
Deferred tax charge in profit and loss account for the financial year	70	229
Exchange differences and other movements	2	18
Net provision at end of the financial year	966	1 107
This provision is included within
Debtors (refer note 17)	447	480
Provisions for liabilities and charges (refer note 21)	(1 413)	(1 587)

	(966)	(1 107)

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

As at 30 June 2003, the BHP Billiton Group has not recognised potential tax expense of US$240 million (2002: US$47 million), which mainly relates to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries which maintain local currency records for tax purposes. Tax expense will be recognised when such gains and losses are realised for tax purposes.

The BHP Billiton Group anticipates it will continue to incur foreign expenditure including exploration or incur losses in jurisdictions which under current accounting policies, the tax-effect of such expenditure or losses may not be recognised. The BHP Billiton Group will continue to incur non-deductible accounting depreciation and amortisation.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

The BHP Billiton Group recognises tax losses to the extent that it can reasonably foresee future profits which can absorb those losses. Following promising progress in the BHP Billiton Group’s Gulf of Mexico (US) projects during the year ended 30 June 2003, previously unrecognised tax losses in the US have been recouped and have been recognised this year resulting in a reduction in the effective tax rate of approximately 3 per cent. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses may be recognised. In total, this would constitute the majority of the ‘Other foreign losses’ shown in the table in this note depicting the BHP Billiton Group’s tax losses not yet tax-effected.

Australian tax consolidation

The Australian Federal Government has introduced consolidations tax law, which enables an Australian group of companies to be treated as a single entity and to lodge a single tax return, if the group makes an election, which is voluntary.

The election to consolidate can be made from the 2003 financial year and to be eligible the head company of the wholly-owned group of entities will need to make an irrevocable choice to consolidate with its wholly-owned Australian subsidiaries for income tax purposes. This election needs to be made to the Australian Taxation Office (ATO) by the time the group lodges its first consolidated income tax return (being 1 December for the prior year ending 30 June). Upon such election, all of the wholly-owned subsidiaries will become ‘subsidiary members’ of the consolidated group and together with the head company will constitute the members of the group.

The new consolidations tax law rules also provide the means for pooling of group franking credits and disregarding intra-group transactions in calculating tax liabilities. Groups that do not elect to form a consolidated group will not be able to use existing grouping rules, including grouping of tax losses and rollover of capital gains tax assets. Complex rules applicable upon election restrict the ability to bring tax losses into a consolidated group and permit reset of the tax cost base of assets in certain circumstances. These could impact both the Group’s deferred tax assets and liabilities at the time of election and its current tax payable from the first affected period.

The Group has yet to decide whether or not to elect under the consolidations regime, so any impact on the financial statements has not yet been determined. It is anticipated the Group will be able to determine this position late in the 2003 calendar year.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Tax losses

At 30 June 2003, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$2 439 million (2002: US$2 337 million), which have not been tax-effected. The BHP Billiton Group anticipates benefits from the recognition of losses in future periods to the extent of income or gains in relevant jurisdictions. These tax losses carried forward expire as summarised below:

Year of expiry	Australian losses US$M	UK losses US$M	Other foreign losses US$M	Total losses US$M

Income tax losses
2004			3	3
2005			—	—
2006			2	2
2007			2	2
2008			29	29
2009			17	17
2010			20	20
2011			12	12
2012			73	73
2013			1	1
2019			176	176
2020			390	390
2021			404	404
2022			248	248
2023			101	101
Unlimited	91	128	129	348
Capital tax losses
Unlimited	540	11	62	613

	631	139	1 669	2 439

11 Dividends

	2003 US$M	2002 US$M	2001 US$M

BHP Billiton Plc (a)
Dividends declared (b)(c)	185	150	186
Dividends paid
Ordinary shares (d)	173	151	92
Preference shares (e)	—	—	—

	358	301	278

BHP Billiton Limited (a)
Dividends declared (b)(f)	280	242	245
Dividends paid (g)	262	241	231

	542	483	476

Total dividends paid or payable	900	784	754

Dividends payable in the consolidated profit and loss account are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme (refer note 25) and the Billiton Employee Share Ownership Trust (refer note 15).

(a)	BHP Billiton Limited dividends per American Depositary Share (ADS) (as declared) for 2003 were 29.0 US cents per share (2002: 26.0 US cents per share; 2001: 49.4 Australian cents per share). Effective 25 June 2003, BHP Billiton Plc ADSs listed on the New York Stock Exchange. As the listing was subsequent to the record date for the final 2003 dividend, no dividends per BHP Billiton Plc ADS are applicable for any of the years shown above.
(b)	Dividends declared on 7 May 2003 and payable at 30 June 2003 were paid on 2 July 2003.
(c)	Declared final dividend of 7.5 US cents per share (2002: 6.5 US cents per share; 2001: 8.0 US cents per share).
(d)	Interim dividend paid of 7.0 US cents per share (2002: 6.5 US cents per share; 2001: 4.0 US cents per share).
(e)	5.5 per cent dividend on 50 000 preference shares of £1 each (2002: 5.5 per cent; 2001: 5.5 per cent).
(f)	Declared final dividend of 7.5 US cents fully franked per share (2002: 6.5 US cents per share fully franked; 2001: 12.6 Australian cents per share fully franked).
(g)	Interim dividend paid of 7.0 US cents fully franked per share (2002: 6.5 US cents fully franked per share; 2001: 12.1 Australian cents unfranked per share).

All per share amounts have been adjusted for the BHP Billiton Limited bonus issue effective 29 June 2001.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

12 Earnings per share

	2003	2002	2001

Basic earnings per share (US cents)
Excluding exceptional items	31	32	37
Impact of exceptional items	—	(4)	(11)

Including exceptional items	31	28	26

Diluted earnings per share (US cents)
Excluding exceptional items	31	32	37
Impact of exceptional items	—	(4)	(11)

Including exceptional items	31	28	26

Basic earnings per ADS (US cents) (a)
Including exceptional items	62	56	52
Diluted earnings per ADS (US cents) (a)
Including exceptional items	62	56	52
Earnings (US$million)
Excluding exceptional items	1 920	1 934	2 189
Including exceptional items	1 901	1 690	1 529
Weighted average number of shares (millions)
Basic earnings per share denominator	6 207	6 029	5 944
Diluted earnings per share denominator	6 222	6 042	5 973

a) For the periods indicated, each ADS represents two ordinary shares.

The loss on sale of the 6 per cent interest in BHP Steel Limited decreased basic earnings per share by 0.3 US cents for the year ended 30 June 2003. In 2002, the exceptional items (which are individually disclosed in note 2) decreased basic earnings per share by 4 US cents. In 2001, the exceptional items that had the greatest impact on basic earnings per share comprise the impairment of HBI Venezuela (decrease of 7 US cents) and the exit from Ok Tedi (decrease of 3 US cents). The remaining exceptional items in 2001 decreased basic earnings per share by 1 US cent per share (including a decrease of 0.2 US cents per share attributable to Discontinued Operations).

The Directors present earnings per share data based on earnings excluding exceptional items as this provides a more meaningful representation of the underlying operating performance of the BHP Billiton Group. Whilst the presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer to note 2 for details of exceptional items excluded.

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share has been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the relevant shares held by the share repurchase scheme and the Group’s Employee Share Ownership Trusts and adjusting for the BHP Billiton Limited bonus issue effective 29 June 2001.

The weighted average number of shares used for the purposes of calculating diluted earnings per share can be reconciled to the number used to calculate basic earnings per share as follows:

Number of shares	2003 Million	2002 Million	2001 Million

Basic earnings per share denominator	6 207	6 029	5 944
BHP Billiton Limited options and performance rights and shares	13	11	12
BHP Billiton Limited partly paid shares	1	2	3
BHP Billiton Plc performance shares	1	—	—
BHP Billiton Plc executive share awards	—	—	14

Diluted earnings per share denominator	6 222	6 042	5 973

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

13 Intangible assets

	Goodwill US$M	Negative goodwill US$M	Total US$M

Cost
At the beginning of the financial year	63	(46)	17
Demerger or disposals of subsidiaries	(8)	—	(8)

At the end of the financial year	55	(46)	9

Amortisation
At the beginning of the financial year	21	(13)	8
Amortisation for the financial year	6	(4)	2
Demerger or disposals of subsidiaries	(8)	—	(8)

At the end of the financial year	19	(17)	2

Net book value at the end of the financial year	36	(29)	7

Net book value at the beginning of the financial year	42	(33)	9

14 Tangible fixed assets

	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M

Cost or valuation
At the beginning of the financial year	2 461	24 788	7 161	2 771	479	37 660
Additions	159	487	94	2 303	141	3 184
Disposals	(43)	(75)	(6)	—	(15)	(139)
Demerger or disposals of subsidiaries	(584)	(4 303)	(367)	(210)	(86)	(5 550)
Exchange variations	12	417	41	—	—	470
Transfers and other movements	255	1 489	(61)	(1 601)	(32)	50

At the end of the financial year	2 260	22 803	6 862	3 263	487	35 675

Depreciation
At the beginning of the financial year	1 179	13 154	2 800	210	138	17 481
Charge for the year	98	1 230	305	—	13	1 646
Impairments for the year	6	48	—	—	9	63
Disposals	(25)	(34)	(4)	—	(5)	(68)
Demerger or disposals of subsidiaries	(385)	(2 621)	(367)	(210)	(86)	(3 669)
Exchange variations	10	343	30	—	—	383
Transfers and other movements	48	62	(81)	—	1	30

At the end of the financial year	931	12 182	2 683	—	70	15 866

Net book value at the end of the financial year	1 329	10 621	4 179	3 263	417	19 809

Net book value at the beginning of the financial year	1 282	11 634	4 361	2 561	341	20 179

The analysis of tangible fixed assets between categories has been restated from the amounts previously disclosed to better reflect the nature of certain assets.

Included within the net book value of other mineral assets is US$534 million (2002: US$530 million) of deferred overburden removal costs.

Included in the additions for exploration and evaluation is US$100 million (2002: US$147 million) of capitalised exploration expenditure.

Included within the amounts above for plant and equipment are assets held under finance leases with a net book value of US$55 million (2002: US$65 million). Depreciation charged on these assets during the year ended 30 June 2003 totalled US$9 million (2002: US$9 million).

Included within the amounts set out above are assets with a net book value of US$821 million, which has been recorded at a Directors’ valuation in prior periods. Under the transitional rules of FRS 15 ‘Tangible Fixed Assets’ which was adopted in the year ended 30 June 1999, these valuations were frozen and effectively treated as the cost of the fixed asset and no further revaluations made. The comparable amount determined according to the historical cost convention is US$763 million. The additional depreciation charge attributable to the revaluation for 2003 is US$5 million (2002: US$5 million).

Included within tangible fixed assets at 30 June 2003 is capitalised interest with a net book value of US$456 million (2002: US$362 million).

	Freehold US$M	Long leasehold US$M	Total US$M

The net book value of land and buildings can be analysed as follows:
At 30 June 2003	1 268	61	1 329

At 30 June 2002	1 187	95	1 282

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

15 Fixed asset investments

	Investment in joint ventures US$M	Investment in associates(a) US$M	Loans to joint ventures(b) US$M	Loans to associates(a) US$M	Own shares(c) US$M	Other fixed asset investments(d) US$M	Total US$M

At the beginning of the financial year	1 468	85	421	67	3	496	2 540
Group share of profits less losses	139	25	—	—	—	—	164
Charge for the year	—	—	—	—	—	(10)	(10)
Additions	41	—	34	—	—	3	78
Transfer on demerger of subsidiaries	—	—	—	—	—	94	94
Disposals	—	(110)	(128)	(67)	(1)	(426)	(732)
Demerger or disposal of subsidiaries	(48)	—	(34)	—	—	(9)	(91)
Dividends received	(197)	—	—	—	—	—	(197)

At the end of the financial year	1 403	—	293	—	2	148	1 846

	In aggregate		BHP Billiton Group Share

	2003 US$M	2002 US$M	2003 US$M	2002 US$M

Net assets of joint ventures can be analysed as follows:
Fixed assets	5 799	5 543	2 152	2 152
Current assets	1 666	1 706	728	750
Liabilities due within one year	(1 101)	(1 302)	(476)	(576)
Liabilities due after more than one year	(2 652)	(2 173)	(1 001)	(858)

Net assets of joint ventures	3 712	3 774	1 403	1 468

Net assets of associates can be analysed as follows:
Fixed assets	—	880	—	220
Current assets	—	196	—	49
Liabilities due within one year	—	(156)	—	(39)
Liabilities due after more than one year	—	(580)	—	(145)

Net assets of associates	—	340	—	85

	In aggregate			BHP Billiton Group Share

	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M

Profits less losses of joint ventures and associates can be analysed as follows:
Turnover	4 516	4 252	3 263	1 898	1 872	1 290
Net operating costs	(3 666)	(3 442)	(2 675)	(1 540)	(1 532)	(1 643)

Operating profit/(loss)	850	810	588	358	340	(353)

Profit/(loss) after net interest and taxation	400	520	288	164	225	(468)

Capital commitments				98	116	19

(a)	During the financial year the BHP Billiton Group sold its interest in Minera Alumbrera Limited (refer note 1).
(b)	Loans to joint ventures includes US$275 million (2002: US$273 million) that are in the form of cash on deposit, with the banks having an equivalent amount on loan to the joint venture.
(c)	Own shares comprised the shares of BHP Billiton Plc held by the Group’s Employee Share Ownership Trusts (refer note 23 for a description of the Trust). At 30 June 2003, 347 498 shares (2002: 659 882) were held by the Trust with a market value at that date of US$2 million (2002: US$3 million).
(d)	The BHP Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. The consideration has been allocated to the option and has generally been expensed in accordance with the BHP Billiton Group’s accounting policy on exploration. These investments therefore have a book value of US$nil at 30 June 2003 (2002: US$nil) in the table above and a market value of US$11 million (2002: US$11 million). Other listed investments had a book value of US$72 million (2002: US$68 million) and a market value of US$77 million (2002: US$82 million).

16 Stocks

	2003 US$M	2002 US$M

Raw materials and consumables	356	349
Work in progress	384	434
Finished goods	639	674

	1 379	1 457

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

17 Debtors

	2003 US$M	2002 US$M

Amounts due within one year
Trade debtors	1 467	1 643
less Provision for doubtful debts	(5)	(13)
Tax recoverable	13	20
Employee Share Plan loans (a)	2	71
Other debtors (b)	624	737
less Provision for doubtful debts	(6)	(3)
Prepayments and accrued income	129	99

	2 224	2 554

Amounts due after one year
Deferred tax	447	480
Employee Share Plan loans (a)	69	64
Other debtors (b)	535	371
Pension prepayments (refer note 27)	270	224
Other prepayments and accrued income	84	58

	1 405	1 197

	3 629	3 751

(a)	Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount.
(b)	Other debtors includes receivables from joint venture arrangement cash calls, indirect taxes and other long-term financing and reimbursement arrangements.

18 Current asset investments

	2003 US$M	2002 US$M

Unlisted investments (a)(b)	143	117

	143	117

(a)	Unlisted investments include US$ 104 million (2002: US$61 million) held by the Ingwe Environmental Trust Fund. The future realisation of these investments is intended to fund environmental obligations relating to the eventual closure of Ingwe’s mines and consequently these investments, whilst under BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under provisions for liabilities and charges (refer note 21).
(b)	Unlisted investments include US$39 million (2002: US$49 million) relating to the BHP Billiton Group’s self insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.

19 Creditors – amounts falling due within one year

	2003 US$M	2002 US$M

Bank overdrafts	21	509
Unsecured bank loans (current portion of long-term loans)	230	154
Unsecured bank loans (other short-term loans)	371	197

Total current portion of bank loans and overdrafts	622	860

Debentures	150	706
Secured debt (limited recourse) (refer note 20)	28	35
Unsecured debt (non-recourse)	44	173
Secured debt (non-recourse)	34	—
Commercial paper (a)	138	849
Finance leases	4	2
Other unsecured borrowings	16	21
Other secured borrowings	—	141

Total current portion of debentures and other borrowings	414	1 927

Total borrowings falling due within one year	1 036	2 787
Trade creditors	1 398	1 243
Corporation taxes	322	513
Social security	1	1
Other taxes	36	110
Other creditors and accruals	832	1 081
Deferred income	114	92
Dividends payable	468	402

	4 207	6 229

(a)	In accordance with FRS 4 ‘Capital Instruments’, all commercial paper is classified as short-term borrowings though it is backed by medium term facilities. Under US GAAP, this amount would be grouped with non-current borrowings at 30 June 2003 and 30 June 2002. The maturity of US$138 million (2002: US$849 million) of the commercial paper included above as due within one year can be extended beyond one year at the BHP Billiton Group’s option.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

20 Creditors – amounts falling due after more than one year

	2003 US$M	2002 US$M

Unsecured bank loans	97	1 345

Total non-current portion of bank loans	97	1 345

Debentures	4 145	2 366
Secured debt (limited recourse) (a)	478	414
Unsecured debt (non-recourse)	754	613
Secured debt (non-recourse)	74	86
Redeemable preference shares (b)	450	450
Finance leases	49	33
Other unsecured borrowings	241	227

Total non-current portion of debentures and other borrowings	6 191	4 189

Total borrowings falling due after more than one year	6 288	5 534
Trade creditors	14	10
Other creditors	181	111
Corporation taxes	21	13
Deferred income	345	319
	6 849	5 987

(a)	The limited recourse secured debt relates to the Mozal joint arrangement. The debt is secured by a charge over the assets of this joint arrangement and the lender has recourse to only those assets in the event of default. The BHP Billiton Group’s share of these obligations are guaranteed by BHP Billiton Plc until such time as the project reaches financial completion.
(b)	Redeemable preference shares include the following:

BHP Operations Inc: Preferred stock

Auction market preferred stock

600 (2002: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.

Cumulative preferred stock series ‘A’

3 000 (2002: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.

	Repayable	Currency	Interest rate %	2003 US$M	2002 US$M

Debt falling due after 5 years is analysed as follows:
Magma long-term borrowing	2009 – 2011	US$	LIBOR	50	50
US$ Bond issue	2007	US$	7.5% fixed	—	12
US$ Bond issue	2012 – 2026	US$	7.0% fixed	1 073	750
Global Bond	2013	US$	LIBOR+0.47%	850	—
Long-term borrowing	2020	US$	6.35% fixed	—	22
Escondida	2008 – 2013	US$	8.3% fixed	29	29
Escondida	2011	US$	LIBOR+0.50%	157	—
Medium term notes	2008	US$	LIBOR+0.78%	391	391
Rio Algom Preferred Securities (a)	2047	US$	9.4% fixed	—	150
Manganese Shareholder loan	2030	US$	LIBOR+2.25%	82	82
Richards Bay Coal Terminal loan	2015	ZAR	interest free	30	23
Eskom loan	2013	ZAR	12.8% fixed	40	46
Mozal – Senior loans	2012 – 2014	US$	7–8% fixed	121	210
Mozal – Senior loans	2012	US$	LIBOR+2.4%	95	52
Mozal – Subordinated loan	2012	US$	8.46% fixed	46	34
Chrome Alloys long-term borrowing	2015	ZAR	JIBAR+1.4%	3	46
Other		various	various	17	27

				2 984	1 924

For maturity profile of financial liabilities see note 29, Liquidity exposures. For the purpose of that disclosure, financial liabilities include total borrowings falling due within one year US$1 036 million (2002: US$2 787 million), total borrowings falling due after more than one year US$6 288 million (2002: US$5 534 million) and creditors deemed to be financial instruments, payable in cash, of US$117 million (2002: US$17 million).

(a)	Classified as current at 30 June 2003 following the exercise, on 27 June 2003, of Rio Algom’s option to redeem the Preferred Securities on 7 August 2003.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

21 Provisions for liabilities and charges

	Employee Entitlements (a) US$M	Restructuring (b) US$M	Resource Rent tax US$M	Site Rehabilitation (c) US$M	Post- Retirement benefits(d) (note 27) US$M	Deferred Tax US$M	Other US$M	Total US$M

At 1 July 2002	641	125	214	1 613	215	1 587	259	4 654
Amounts capitalised	—	—	—	325	—	—	—	325
Demerger or disposals of subsidiaries	(183)	(1)	—	(1)	—	(237)	(34)	(456)
Charge/(credit) for the year:
Underlying	411	4	(3)	37	50	54	36	589
Discounting	3	—	—	94	—	—	—	97
Exchange variation	51	5	29	—	22	—	35	142
Released during the year	—	—	—	—	—	—	—	—
Exchange variation taken to reserves	1	—	3	15	—	17	1	37
Utilisation	(265)	(28)	—	(84)	(29)	—	(23)	(429)
Transfers and other movements	(32)	(48)	(2)	26	59	(8)	24	19

At 30 June 2003	627	57	241	2 025	317	1 413	298	4 978

At 1 July 2001	603	499	195	1 048	144	1 340	190	4 019
Amounts capitalised	—	—	—	430	—	—	—	430
Disposals	(16)	—	—	(93)	(30)	(46)	(6)	(191)
Charge/(credit) for the year:
Underlying	330	21	3	—	16	261	77	708
Discounting	—	—	—	42	—	—	—	42
Exchange variation	24	5	19	—	(14)	—	13	47
Released during the year	—	(13)	—	(57)	—	—	(15)	(85)
Exchange variation taken to reserves	21	9	2	6	—	32	2	72
Utilisation	(262)	(118)	(6)	(45)	(12)	—	(38)	(481)
Transfers and other movements	(59)	(278)	1	282	111	—	36	93

At 30 June 2002	641	125	214	1 613	215	1 587	259	4 654

(a)	The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs. It is anticipated expenditure of approximately US$313 million will be incurred in the year ending 30 June 2004.
(b)	Total provision for restructuring costs is made up of:

	2003 US$M	2002 US$M

Remediation and site rehabilitation	10	47
Redundancies	22	36
Business terminations (including contract cancellations)	25	42

	57	125

(c)	The BHP Billiton Group’s activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the BHP Billiton Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group’s mining and processing facilities along with the decommissioning of offshore oil platforms and infrastructure associated with petroleum activities. At 30 June 2003, US$1 664 million (2002: US$1 276 million) was provided for reclamation and decommissioning costs relating to current operations in the provision for site rehabilitation. Reclamation and decommissioning expenditures generally are expected to be paid over the next 30 years. As stated in the BHP Billiton Group’s accounting policy, the BHP Billiton Group’s provisions for reclamation and decommissioning are discounted to their net present value. The estimated total site rehabilitation cost (undiscounted) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$3 391 million (2002: US$2 863 million).

In addition, the BHP Billiton Group has certain obligations associated with maintaining several closed sites including remediation activities. At 30 June 2003, US$361 million (2002: US$337 million) and US$10 million (2002: US$47 million) were provided for closed properties and remediation activities in the provisions for site rehabilitation and restructuring, respectively. The main closed site to which this provision relates is Southwest Copper in the US. Certain of the remediation activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability for these matters could vary. The amounts provided for these matters are reviewed periodically based upon the facts and circumstances available at the time and the provisions are updated accordingly. The BHP Billiton Group believes that it is reasonably possible that, due to the nature of the liability and the degree of uncertainty which surrounds them, the liability for these matters could be as much as 50 per cent (2002: 20 per cent) greater than the total amount of US$371 million provided at 30 June 2003 (2002: US$384 million). Details of the more significant remediation sites are discussed below.

Pinal Creek, Arizona, US

BHP Copper Inc (‘BHP Copper’) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/ Miami Wash area located in the State of Arizona.

On 2 April 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. On 22 September 2000, the Court-approved settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring program.

A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2003 the Group has provided US$22 million (30 June 2002: US$31 million) for its anticipated share of the planned remediation work, based on a range up to US$43 million.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations’ proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper’s predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper. The reasonable assessment of recovery in the various insurances cases has a range from US$7 million to about US$20 million, depending on many factors. Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements and will not be recognised until such offsets are considered virtually certain of realisation.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Hawaii, US

In May 1998, the BHP Billiton Limited Group divested its businesses in Hawaii. The BHP Billiton Limited Group indemnified the buyers for certain past liabilities and has capped this indemnification at less than US$10 million, much of which has now been spent. Following the divestment, the BHP Billiton Limited Group has retained some environmental liabilities for which it has indemnified the buyer and which are uncapped, as described below.

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

Also within the Superfund area is the site of a previous manufactured gas plant. Litigation over a claim brought by a neighbour, Castle & Cooke, asserting that contamination on its property arose from the BHP Billiton Limited controlled site was settled in December 2000. The BHP Billiton Group has engaged a contractor to remediate the former gas plant site to the satisfaction of the Hawaii Department of Health and to meet conditions of the Settlement Agreement. Remediation activities have commenced and are ongoing. The Group’s remaining liabilities for its former Hawaii businesses including remediation costs, though uncapped, are currently assessed and accrued at US$11 million (2002: US$12 million).

Newcastle, Australia

On 28 June 2002, the BHP Billiton Group and the New South Wales (NSW) Government executed contracts for the transfer of four properties in the Newcastle area from the Group to the NSW Government. The properties covered by the land transfer are 150 hectares at the former Newcastle Main Steelworks site, 230 hectares at Kooragang Island, 500 hectares at Belmont Sands and 1500 hectares at West Wallsend.

Pursuant to the terms of the contracts the NSW Government agreed to pay the Group US$22 million (net of GST) for the Main Steelworks site. The other properties were transferred to the NSW Government at no cost. The Group will ultimately pay the NSW Government a sum of US$73 million (net of GST) for environmental remediation and monitoring of the former Main Steelworks site and Kooragang Island, industrial heritage interpretation and rail infrastructure relocation on the former Main Steelworks site, of which US$43 million has already been paid.

The transfer of the four properties was conditional, amongst other things, on an indemnity from the NSW Government against responsibility for the remediation of contamination on the Main Steelworks site and Kooragang Island and contamination, which migrates to or is transported off these sites after the date of completion. The Group retains responsibility for any pre-existing environmental liabilities associated with Belmont Sands and West Wallsend and for pre-existing off-site contamination from the former Main Steelworks site and Kooragang Island.

The Group continues to be responsible for demolition at the Main Steelworks site at an estimated cost of approximately US$5 million at 30 June 2003 (2002: US$11 million). The payments to the Government associated with the land transfers and the cost of demolition has been accounted for as part of the Newcastle Steelworks closure. The transfers of the four properties referred to above were completed on 31 July 2002 and the indemnity referred to above is now in place. The Group has also taken out pollution liability insurance to cover certain risks associated with pre-completion environmental liabilities referred to above.

Additionally the Group retains responsibility for certain sediment in the Hunter River adjacent to the former Main Steelworks site. A remediation options study has been completed. The estimated total future costs provided at 30 June 2003 were approximately US$30 million (2002: US$75 million).

Ok Tedi, Papua New Guinea

The BHP Billiton Group completed its withdrawal from the Ok Tedi copper mine in Papua New Guinea in February 2002 with the transfer of its 52 per cent equity stake to PNG Sustainable Development Program Limited (Program Company), a development fund that operates for the benefit of the Papua New Guinean people.

The Program Company operates independently and will utilise future dividend payments arising from the BHP Billiton Group’s transferred shareholding in Ok Tedi Mining Limited (OTML) to fund current and long-term sustainable development projects in Papua New Guinea, particularly the Western Province.

Following the transfer of BHP Billiton’s shareholding, the equity participants in OTML are: PNG Sustainable Development Program Limited (52 per cent); the State of Papua New Guinea (30 per cent) and Inmet Mining Corporation (18 per cent). OTML continues to operate the mine on behalf of the shareholders.

Additionally the withdrawal agreement required cash provisioning by OTML for mine closure and provides a scheme for retention of a responsible and skilled mine management team including transfer of existing BHP Billiton Group Ok Tedi staff to OTML.

The BHP Billiton Group also provides financial support to the Program Company by way of a fully repayable, interest free funding facility of US$100 million for a period of three years (until it has built up its own fund) with repayment arrangements if these are used. As any allocations from the funding facility are fully repayable, BHP Billiton’s assessment is that these arrangements do not require provisioning in the BHP Billiton Group’s accounts.

The financial support provided by the BHP Billiton Group ensures the Program Company has immediate access to finance for environmental remediation or other capital requirements, in accordance with its shareholder obligations, prior to the accumulation of sufficient funds in the Program Company from future dividend flows.

Following the equity transfer, the BHP Billiton Group no longer benefits financially from the Ok Tedi mine operations and, as a result, the BHP Billiton Group negotiated the agreement for its withdrawal to provide protection from any future liabilities including legal claims. The legal arrangements encompass a series of legal releases, indemnities and warranties that safeguard the BHP Billiton Group’s interests following its formal exit from the project.

(d)	The provision for post-retirement benefits includes pension liabilities of US$65 million (2002: US$31 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

22 Called up share capital and contributed equity

	2003 US$M	2002 US$M	2001 US$M

BHP Billiton Plc
Authorised share capital
3 000 000 000 ordinary shares of US$0.50 each (2002: 3 000 000 000; 2001: 3 000 000 000)	1 500	1 500	1 500
50 000 (2002: 50,000; 2001: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2002: 1; 2001: 1) of US$0.50 (b)	—	—	—
1 Equalisation Share (2002: 1; 2001: 1) of US$0.50 (c)	—	—	—

	1 500	1 500	1 500

Allotted, called up and fully paid share capital
2 468 147 002 ordinary shares of US$0.50 each (2002: 2 319 147 885; 2001: 2 319 147 885)	1 234	1 160	1 160
50 000 (2002: 50 000; 2001: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2002: 1; 2001: 1) of US$0.50 (b)	—	—	—
	1 234	1 160	1 160

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Number of shares

	2003	2002	2001

Movements in called up fully paid ordinary shares
Opening number of shares	2 319 147 885	2 319 147 885	2 138 032 287
Bonus shares issued (d)	148 999 117	—	—
Shares issued under ordinary share placement (e)	—	—	181 115 598

Closing number of shares	2 468 147 002	2 319 147 885	2 319 147 885

	2003 US$M	2002 US$M	2001 US$M

BHP Billiton Limited
Paid up contributed equity (f)
3 747 687 775 ordinary shares fully paid (2002: 3 724 893 687; 2001: 3 704 256 885)	1 785	3 143	3 039
240 000 ordinary shares paid to A$1.40 (2002: 320 000; 2001: 385 000) (h)	—	—	—
1 095 000 ordinary shares paid to A$1.36 (2002: 2 305 000; 2001: 3 656 500) (h)	—	—	—
1 Special Voting Share (2002: 1; 2001: 1) (b)	—	—	—

	1 785	3 143	3 039

Number of shares

	2003	2002	2001

Movements in fully paid ordinary shares
Opening number of shares	3 724 893 687	3 704 256 885	1 781 493 241
Shares issued on exercise of Employee Share Plan options (i)	20 165 784	22 955 508	7 798 200
Shares issued on exercise of Performance Rights (i)	918 120	—	150 920
Bonus shares issued (g)	—	—	1 912 154 524
Partly paid shares converted to fully paid (h)	1 710 184	1 815 916	2 660 000
Shares bought back and cancelled (j)	—	(4 134 622)	—

Closing number of shares (k)	3 747 687 775	3 724 893 687	3 704 256 885

(a)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been beneficially held by J.P. Morgan plc.
(b)	Each of BHP Billiton Plc and BHP Billiton Limited issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on Joint Electorate Actions.
(c)	The Equalisation Share was authorised to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.
(d)	Upon the demerger of the BHP Steel business in July 2002, bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders to reflect the value distributed to shareholders of BHP Billiton Limited as a result of the demerger (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).
(e)	In September 2000, 235 000 000 ordinary shares were placed at a price of 265 pence per share. The placing comprised 181 115 598 new shares and 53 884 402 shares held under the share repurchase scheme.
(f)	Contributed equity decreased by US$1 456 million due to the demerger of BHP Steel in July 2002. This reflected a capital reduction of A$0.69 per share. The demerger resulted in BHP Billiton Limited shareholders being issued one BHP Steel Limited share for every five BHP Billiton Limited shares held.
(g)	The DLC merger between BHP Billiton Plc and BHP Billiton Limited was established on 29 June 2001. Under the terms of the DLC merger BHP Billiton Limited issued fully paid bonus shares effective 29 June 2001 with the allotment of shares occurring on 9 July 2001. Refer to Merger Terms in ‘Dual Listed Companies Structure and Basis of Preparation of Financial Statements’.
(h)	80 000 (2002: 65 000; 2001: 30 000) shares paid to A$1.40 and 1 210 000 (2002: 1 351 500; 2001: 2 630 000) shares paid to A$1.36 were converted to fully paid during 2003. There were no partly paid shares issued during the year (2002: nil; 2001: nil). Including bonus shares, 1 710 184 (2002: 1 815 916; 2001: 2 660 000) shares were issued on conversion of these partly paid shares. 282 000 (2002: 650 000) partly paid shares are entitled to 321 984 (2002: 692 315) bonus shares on becoming fully paid. As a consequence of the BHP Steel demerger, an interim call of A$0.69 per share was made on partly paid shares and the capital reduction amount was applied to meet this call.
(i)	The number of shares issued on exercise of options and Performance Rights after 7 July 2001 includes bonus shares.
(j)	During the year ended 30 June 2003, BHP Billiton Limited did not repurchase any shares in accordance with its announced share buy-back program. During the year ended 30 June 2002, BHP Billiton Limited repurchased 4 134 622 shares at a weighted average price of A$8.83 per share. The buy-back program allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited.
(k)	During the period 1 July 2003 to 9 September 2003, 155 000 Executive Share Scheme partly paid shares were paid up in full, 2 978 357 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options and 813 709 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans

Summary of BHP Billiton Group employee share ownership plans

The following table is a summary of the awards made under the employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited.

The subsequent tables and associated footnotes provide more information in relation to that contained in the summary table.

The details of the plans, including comparatives, are presented including, where applicable, a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002.

	Number of awards outstanding at 30 June 2003	Number of awards issued during year ended 30 June 2003	Fair value of an award issued during year ended 30 June 2003 US$

BHP Billiton Plc employee share awards
Group Incentive Scheme	3 634 251	3 966 768	1.08
Restricted Share Scheme	4 608 382	—	—
Co-Investment Plan	837 450	—	—
BHP Billiton Limited employee share awards
Group Incentive Scheme	7 313 516	7 510 243	1.13
Employee Share Plan (shares)	20 508 095	—	—
Employee Share Plan (options)	37 571 802	67 500	1.22
Executive Share Scheme (partly paid shares)	1 656 984	—	—
Performance Share Plan (LTI)	7 924 676	—	—
Performance Share Plan (MTI)	238 940	—	—
Bonus Equity Share Plan (shares)	856 345	—	—

The following tables relate to awards issued under the BHP Billiton Plc Restricted Share Scheme and BHP Billiton Plc Co-Investment Plan as well as shares and options issued under the BHP Billiton Limited Employee Share Plan, partly paid shares issued under the BHP Billiton Limited Executive Share Scheme, performance rights issued under the BHP Billiton Limited Performance Share Plan, shares issued under the BHP Billiton Limited Bonus Equity Share Plan and awards issued under the BHP Billiton Group Incentive Scheme.

	Restricted Share Scheme awards (a)			Co-Investment Plan awards (b)

	2003	2002	2001	2003	2002	2001

Number of awards issued since the DLC merger (c)	5 657 555	5 657 555		1 023 425	1 023 425

During the financial year
Number of awards remaining at the beginning of the financial year	5 351 690	—		1 000 399	—
Number of awards issued	—	5 657 555		—	1 023 425
Number of awards exercised	(426 604)	(56 568)		(45 415)	(6 525)
Number of awards lapsed	(316 704)	(249 297)		(117 534)	(16 501)

Number of awards remaining at the end of the financial year	4 608 382	5 351 690		837 450	1 000 399

Exercisable	—	—		—	—
Not exercisable	4 608 382	5 351 690		837 450	1 000 399

Number of employees participating in awards issued	—	239		—	126
Market value of awards issued (US$ million) (d)	—	—		—	—
Proceeds from awards issued (US$ million)	—	—		—	—
Number of employees exercising awards	22	8		10	2
Market value of shares on exercise of awards (US$ million)	2	—		—	—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Group Incentive Scheme Performance Shares (BHP Billiton Plc) (e)			Group Incentive Scheme Performance Shares (BHP Billiton Limited) (e)

	2003	2002	2001	2003	2002	2001

Number of awards issued since commencement of the Plan	3 966 768			7 510 243

During the financial year
Number of awards remaining at the beginning of the financial year	—			—
Number of awards issued	3 966 768			7 510 243
Number of awards exercised	—			—
Number of awards lapsed	(332 517)			(196 727)

Number of awards remaining at the end of the financial year	3 634 251			7 313 516

Exercisable	—			—
Not exercisable	3 634 251			7 313 516

Number of employees participating in awards issued	221			424
Market value of awards issued (US$ million) (d)	—			—
Proceeds from awards issued (US$ million)	—			—
Number of employees exercising awards	—			—
Market value of shares on exercise of awards (US$ million)	—			—

	Employee Share Plan Options (f)			Weighted Average Exercise Price (A$)

	2003	2002	2001	2003	2002	2001

Number of awards issued since commencement of the Plan	178 032 575	177 965 075	163 887 575

During the financial year
Number of awards remaining at the beginning of the financial year	60 994 303	74 588 800	87 217 403	8.29	7.92	7.92
Number of awards issued	67 500	14 077 500	15 244 569	8.95	8.98	9.13
Number of awards exercised	(20 165 784)	(22 955 508)	(16 104 063)	7.25	7.66	7.59
Number of awards lapsed	(3 324 217)	(4 716 489)	(11 769 109)	7.53	7.78	7.73

Number of awards remaining at the end of the financial year	37 571 802	60 994 303	74 588 800	7.81	8.29	7.92

Exercisable	15 899 927	32 297 444	18 643 279	7.03	7.62	7.54
Not exercisable	21 671 875	28 696 859	55 945 521	8.38	9.04	8.06

Number of employees participating in awards issued	1	266	367
Market value of awards issued (US$ million) (d)	—	—	—
Proceeds from awards issued (US$ million)	—	—	—
Number of employees exercising awards	9 857	12 081	9 431
Market value of shares on exercise of awards (US$ million)	121	132	84
Proceeds from exercise of options (US$ million)	83	94	65

	Employee Share Plan Shares (f)			Executive Share Scheme Partly Paid Shares (h)

	2003	2002	2001	2003	2002	2001

Number of awards issued since commencement of the Plan	373 745 102	373 745 102	373 745 102	50 529 280	50 529 280	50 529 280

During the financial year
Number of awards remaining at the beginning of the financial year	45 827 460	62 781 518	87 469 376	3 367 168	5 183 084	8 625 929
Number of awards issued	—	—	—	—	—	—
Number of awards exercised	(25 319 365)	(16 954 058)	(24 687 858)	(1 710 184)	(1 815 916)	(3 442 845)
Number of awards lapsed	—	—	—	—	—	—

Number of awards remaining at the end of the financial year	20 508 095	45 827 460	62 781 518	1 656 984	3 367 168	5 183 084

Exercisable	20 508 095	45 827 460	62 781 518	1 656 984	3 367 168	5 183 084
Not exercisable	—	—	—	—	—	—

Number of employees participating in awards issued				—	—	—
Market value of awards issued (US$ million) (d)				—	—	—
Proceeds from awards issued (US$ million)				—	—	—
Number of employees exercising awards				11	14	15
Market value of shares on exercise of awards (US$ million)				7	8	14
Employee Share Plan Loans outstanding (US$ million) (g)	71	135	166
Proceeds from conversion of partly paid shares (US$ million)				10	10	22

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Performance Share Plan Performance Rights (i)(j)(k)			Bonus Equity Share Plan Shares (l)

	2003	2002	2001	2003	2002	2001

Number of awards issued since commencement of the Plan	12 679 547	12 679 547	7 152 430	1 016 845	1 016 845

During the financial year
Number of awards remaining at the beginning of the financial year	10 293 469	6 234 311	1 836 241	1 016 845	—
Number of awards issued	—	5 527 117	4 857 130	—	1 016 845
Number of awards exercised	(1 901 694)	(1 235 794)	(459 060)	(135 945)	—
Number of awards lapsed	(228 159)	(232 165)	—	(24 555)	—

Number of awards remaining at the end of the financial year	8 163 616	10 293 469	6 234 311	856 345	1 016 845

Exercisable	—	57 384	—	—	—
Not exercisable	8 163 616	10 236 085	6 234 311	856 345	1 016 845

Number of employees participating in awards issued	—	118	115	—	117
Market value of awards issued (US$ million) (d)	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—
Number of employees exercising awards	22	21	1	26	—
Market value of shares on exercise of awards (US$ million)	8	6	2	1	—

	Awards outstanding at:

Month of issue	Number issued	Number of recipients	Number exercised	Number lapsed	June 30, 2003	September 9, 2003	Exercise price (m)		Exercise period / release date

Group Incentive Scheme Performance Shares (BHP Billiton Plc)
November 2002	3 966 768	221	—	332 517	3 634 251	3 556 429		—	July 2005 –June 2008

					3 634 251	3 556 429

Restricted Share Scheme (n)
November 2001(Share awards)	292 577	1	—	169 358	123 219	123 219		—	Nov 2004
October 2001 (Share awards)	4 446 532	197	367 133	384 546	3 694 853	3 572 357		—	Nov 2004
October 2001 (Options)	918 446	41	116 039	12 097	790 310	776 049		—	Oct 2004 – Sept 2008

					4 608 382	4 471 625

Co-Investment Plan (n)
November 2001	100 945	1	—	58 637	42 308	42 298		—	Nov 2003 – April 2006
October 2001	922 480	125	51 940	75 398	795 142	685 369		—	Oct 2003 – March 2006

					837 450	727 667

Group Incentive Scheme Performance
Shares (BHP Billiton Limited)
November 2002	7 510 243	424	—	196 727	7 313 516	7 301 322		—	July 2005 – June 2008

					7 313 516	7 301 322

Employee Share Plan Options
September 2002	67 500	1	—	—	67 500	67 500	A$	8.95	Oct 2004 – Sept 2011
November 2001	6 870 500	113	231 387	361 384	6 277 729	5 717 600	A$	8.30	Oct 2004 – Sept 2011
November 2001	7 207 000	153	665 913	454 487	6 086 600	5 858 500	A$	8.29	Oct 2004 – Sept 2011
December 2000	3 444 587	67	247 812	262 262	2 934 513	2 797 990	A$	8.72	July 2003 – Dec 2010
December 2000	2 316 010	59	503 884	155 738	1 656 388	1 645 121	A$	8.71	July 2003 – Dec 2010
November 2000	1 719 196	44	245 747	263 701	1 209 748	1 095 783	A$	8.28	July 2003 – Oct 2010
November 2000	7 764 776	197	3 892 714	432 665	3 439 397	3 372 926	A$	8.27	July 2003 – Oct 2010
April 2000	61 953	3	—	—	61 953	61 953	A$	7.60	April 2003 – April 2010
April 2000	937 555	5	—	138 362	799 193	760 473	A$	7.60	April 2003 – April 2010
December 1999	413 020	1	—	—	413 020	413 020	A$	8.61	April 2002 – April 2009
December 1999	309 765	1	—	—	309 765	309 765	A$	7.50	April 2002 – April 2009
October 1999	123 906	6	103 255	20 651	—	—	A$	7.57	April 2002 – April 2009
October 1999	105 320	3	14 456	30 976	59 888	59 888	A$	7.57	April 2002 – April 2009
July 1999	206 510	1	—	—	206 510	206 510	A$	7.60	April 2002 – April 2009
April 1999	44 474 820	45 595	14 343 772	20 669 379	9 461 669	8 365 927	A$	6.92	April 2002 – April 2009
April 1999	16 901 398	944	6 055 906	6 257 563	4 587 929	3 458 320	A$	6.92	April 2002 – April 2009
April 1998	366 555	16	325 253	41 302	—	—	A$	6.45	April 2001 – April 2003
April 1998	289 114	23	268 463	20 651	—	—	A$	6.44	April 2001 – April 2003
November 1997	3 261 619	3 501	2 490 511	771 108	—	—	A$	6.84	Nov 2000 – Nov 2002
November 1997	16 336 800	16 411	13 658 778	2 678 022	—	—	A$	6.84	Nov 2000 – Nov 2002
October 1997	11 234 144	511	11 047 252	186 892	—	—	A$	6.73	Oct 2000 – Oct 2002
October 1997	8 243 879	379	7 823 631	420 248	—	—	A$	6.73	Oct 2000 – Oct 2002
July 1997	413 020	1	413 020	—	—	—	A$	8.49	July 2000 – July 2002
July 1997	816 747	36	673 223	143 524	—	—	A$	8.49	July 2000 – July 2002

					37 571 802	34 191 276

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Awards outstanding at:

Month of issue	Number issued	Number of recipients	Number exercised	Number lapsed	June 30, 2003	September 9, 2003	Exercise price (m)	Exercise period/ release date

Performance Share Plan Performance Rights (n)
November 2001 (LTI)	5 114 298	110	239 182	254 046	4 621 070	4 545 816	—	Oct 2004 – Sept 2011
October 2001 (LTI)	173 879	2	—	—	173 879	173 879	—	Oct 2004 – Sept 2011
October 2001(MTI)	238 940	6	—	—	238 940	238 940	—	Oct 2003 – Mar 2006
December 2000 (LTI)	415 510	11	—	—	415 510	319 210	—	July 2003 – Dec 2010
November 2000 (LTI)	4 441 620	104	1 521 126	206 277	2 714 217	2 072 070	—	July 2003 – Oct 2010
March 1999 (LTI)	2 295 300	1	2 295 300	—	—	—	—	Mar 1999 – Mar 2009

					8 163 616	7 349 915

Bonus Equity Share Plan Shares
November 2001	1 016 845	117	135 945	24 555	856 345	852 928	—	Nov 2004 – Oct 2006

					856 345	852 928

Fair valuation of employee share awards (o)

Fair valuation of awards as presented below represents the value of awards issued under employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited. The values relate to the awards granted during the financial year and are measured at grant date.

	2003 US$	2002 US$	2001 US$

Fair value of a Group Incentive Scheme Performance Share (BHP Billiton Plc)	1.08
Fair value of a Group Incentive Scheme Performance Share (BHP Billiton Limited)	1.13
Fair value of an Employee Share Plan Option	1.22	1.22	1.61
Fair value of a Restricted Share Scheme award		1.65
Fair value of a Co-Investment Plan matching award		2.63
Fair value of a Performance Right (LTI)		1.86	3.70
Fair value of a Performance Right (MTI)		2.97
Fair value of a Bonus Equity Share Plan award (p)		4.76

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

The fair values of awards granted were estimated using Black-Scholes option pricing techniques. Significant assumptions used in applying this formula were as follows:

	2003	2002	2001

Group Incentive Scheme Performance Shares (BHP Billiton Plc)
Risk free interest rate	4.6%
Estimated life of awards	5 years(q)
Estimated volatility of share price	20.0%
Estimated per annum lapses due to attrition of participants over term	5.0%(r)
Dividend yield	2.5%

Group Incentive Scheme Performance Shares (BHP Billiton Limited)
Risk free interest rate	4.6%
Estimated life of awards	5 years(q)
Estimated volatility of share price	20.0%
Estimated per annum lapses due to attrition of participants over term	5.0%(r)
Dividend yield	2.5%

Employee Share Plan options
Risk free interest rate	4.8%	4.8%	6.6%
Estimated life of options	5 years(q)	5 years(q)	10 years(q)
Estimated volatility of share price	20.0%	20.0%	30.3%
Estimated amount of dividends per share			A$0.247
Dividend yield	2.2%	2.2%

Restricted Share Scheme awards
Risk free interest rate		4.8%
Estimated life of awards		5 years(q)
Estimated volatility of share price		20.0%
Dividend yield		2.2%

Co-Investment Plan matching awards
Risk free interest rate		4.6%
Estimated life of awards		4 years(q)
Estimated volatility of share price		20.0%
Dividend yield		2.2%

Performance Rights (LTI)
Risk free interest rate		4.8%	6.6%
Estimated life of Performance Rights		5 years(q)	10 years(q)
Estimated volatility of share price		20.0%	30.3%
Estimated amount of dividends per share			A$0.247
Dividend yield		2.2%

Performance Rights (MTI)
Risk free interest rate		4.6%
Estimated life of Performance Rights		4 years(q)
Estimated volatility of share price		20.0%
Dividend yield		2.2%

(a)	Awards under the Restricted Share Scheme (RSS) were made at the discretion of the Trustees of the Billiton Employee Share Ownership Trust or by BHP Billiton Plc. In respect of the executive Directors, awards were made on the recommendation of the Remuneration Committee and, in the case of other employees, the Remuneration Committee recommended the level of award following proposals from the Executive Committee. An award takes the form of conditional awards or share options in BHP Billiton Plc and was made subject to performance hurdles that were set by the Remuneration Committee. The Remuneration Committee also recommended the value of the ordinary shares to constitute an award and this value did not exceed 100 per cent of a participant’s annual base salary.
Subject to the performance hurdles being met and the extent to which they are met, the award will vest and the participant will become entitled to the appropriate number of ordinary shares, or if relevant entitled to exercise options over the relevant number of ordinary shares. The Employee Share Ownership Trust (ESOP Trust) is a discretionary Trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The Trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the RSS. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.
If prior to vesting of an award, a participant ceases to be employed because of resignation or termination for cause, that award will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the award will become exercisable depending on the circumstances of cessation.
Awards were made in October 2001 and November 2001 upon the following terms:
(i)	one performance hurdle compares BHP Billiton Plc’s total shareholder return (TSR) over the performance period with a global comparator group of companies over the same period.
(ii)	awards will vest by reference to the relative position of BHP Billiton Plc’s TSR compared to the global comparator group of companies.
(iii)	if the performance hurdles are not achieved by the end of a three-year period, then 75 per cent of the award lapses. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the award lapses.
(iv)	in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Plc’s TSR over the relevant performance period must be equal to or in excess of 2 per cent per annum over the UK Retail Price Index.
(v)	the percentage of shares that vest under the RSS will not be greater than the percentage of Performance Rights that can be exercised under the BHP Billiton Limited Performance Share Plan (PSP). The performance hurdles under the PSP are calculated on the same basis as those described above, but using the BHP Billiton Limited TSR compared to the TSR of the same global comparator group, and the Australian Consumer Price Index as the basis for the absolute measure. Refer footnote (i) below.
(vi)	awards are not transferable, carry no right to dividends and no voting rights. Where there is a share issue before an award vests, the number of shares that constitute the award is adjusted at the discretion of the Remuneration Committee.
(b)	Invitations to participate in the Co-Investment Plan (CIP) were made by the Remuneration Committee to selected employees (including executive Directors) of the BHP Billiton Plc Group. The selected employees were asked to indicate the proportion of their discretionary annual bonus for the current financial year they wished to invest in the CIP subject to the minimum and maximum investment limits set by the Remuneration Committee. Within those limits, part of the bonus that would otherwise have been paid in cash was used by the ESOP Trust to acquire ordinary shares in BHP Billiton Plc. These are known as committed shares. Each invitee who acquired committed shares was also granted an award (a matching award) over shares in BHP Billiton Plc. The matching award entitles the participant to acquire a number of shares in BHP Billiton Plc for nil consideration, subject to the satisfaction of performance hurdles and the continuing employment of the participant.
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

Notes to Financial Statements continued

Awards were made in October 2001 and November 2001 upon the following terms:

(i)	one performance hurdle compares BHP Billiton Plc’s TSR over the performance period with a global comparator group of companies over the same period.
(ii)	awards will vest by reference to the relative position of BHP Billiton Plc’s TSR compared to the global comparator group of companies.
(iii)	the vesting of matching awards is determined by reference to two performance periods. The first performance period is two years in length. If the performance hurdles are achieved at the end of the first performance period, the corresponding number of shares under matching award will vest. At this time the participant has the option to remain within the plan and enter the second performance period or leave the plan. Should the participant leave the plan at the end of the first performance period, committed shares are released together with any shares under the matching award that may have vested. All remaining shares under the matching award lapse.
(iv)	the second performance period is a further two years. At the end of this two-year period, subject to continuing employment, committed shares will be released and a number of shares subject to a matching award will vest to the extent the performance hurdles are met. If the performance hurdles have not been met at the end of the second performance period no additional shares under the matching award will vest. However, any shares that vested under the matching award for the first performance period may be exercised and the remaining shares under the matching award that have not vested will lapse.
(v)	in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Plc’s TSR over the relevant performance period must be equal to or in excess of 2 per cent per annum over the UK Retail Price Index.
(vi)	the percentage of shares under the matching award that vest cannot be greater than the percentage of the matching awards that vest under the BHP Billiton Limited Medium Term Incentive (MTI) plan. The performance hurdles under the MTI are calculated on the same basis as those described above, but using the BHP Billiton Limited TSR compared to the TSR of the same global comparator group, and the Australian Consumer Price Index as the basis of the absolute measure. Refer footnote (j) below.
(vii)	awards are not transferable. Awards carry no right to dividends and no voting rights. Where there is a share issue before an award vests, the number of shares that constitute the matching award is adjusted at the discretion of the Remuneration Committee.
(c)	All awards issued under the RSS and CIP prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after completion of the DLC merger only.
(d)	Options, Performance Rights and awards issued under the Group Incentive Scheme, Bonus Equity Share Plan, RSS and CIP are not transferable nor are they listed and as such do not have a market value. Refer footnote (o) for estimated fair values.
(e)	The Group Incentive Schemes were approved by shareholders at the 2002 Annual General Meeting. The Group granted Performance Shares to participants in November 2002 under transition arrangements of the Schemes, subject to achievement of specified performance hurdles. The Performance Shares granted are subject to meeting the three-year TSR and Earnings Per Share (EPS) performance hurdles at the end of the three-year performance period. The EPS growth threshold will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the higher of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period. The TSR threshold is based on whether the TSR achieved by the peer group companies is greater than the TSR achieved by either BHP Billiton Limited or BHP Billiton Plc (whichever is lower) over the performance period. In essence, TSR is measured by the sum of any increase in share price of, plus dividends paid by, the various companies.
(f)	The Employee Share Plan provided eligible employees of BHP Billiton Limited Group with the opportunity to acquire fully paid ordinary shares or options for ordinary shares in BHP Billiton Limited at such times as the Board deemed appropriate. These ordinary shares are issued from share capital. If prior to vesting of an option, a participant ceases to be employed because of resignation or termination for cause, that option will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the options will become exercisable depending on the circumstances of cessation.

Shares and options were issued under the Employee Share Plan on the following terms:

(i)	shares were offered for subscription for market value (which is the weighted average market price over the five days prior to issue) less a discount not exceeding 10 per cent. The exercise price of an option is the market value less a discount not exceeding 10 per cent.
(ii)	where shares were offered, interest free employee loans were made available to fund the purchase of shares for a maximum period of 20 years, repayable by application of dividends or an equivalent amount. Any amounts outstanding are repayable at the end of employment or the 20-year period, whichever is earlier.
(iii)	at cessation of employment an extension of the loan repayment period may be granted if the outstanding loan is in a non profitable position or if immediate payment may cause unnecessary hardship to the employee. The extension will be reviewed periodically. If during the extension period the shares become profitable or the circumstances causing the hardship no longer apply, BHP Billiton Limited will require repayment of the loan or arrange for the sale of those shares.
(iv)	each option is granted over one unissued share in BHP Billiton Limited. Following the bonus issue allotment on 9 July 2001, on exercise of each option outstanding as at 29 June 2001, 2.0651 shares were issued. Although the exercise price was unaffected by the bonus share issue, data presented in the preceding tables has been adjusted to reflect the impact of the bonus issue on both the exercise price and the number of shares issued on exercise of options.
(v)	the Board of Directors applied performance hurdles to the exercise of options issued in or after April 1999.
(vi)	options granted in April 2000 are ten-year options, not exercisable until after three years, and then only if performance hurdles are achieved. These performance hurdles relate to two comparator groups (ASX 100 index and a global comparator group). BHP Billiton Limited’s performance in terms of TSR is measured against both of these groups to determine if performance hurdles have been achieved.
(vii)	options granted from November to December 2000 do not become exercisable until after 30 June 2003 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. BHP Billiton Limited’s performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. The options lapse if the hurdles have not been achieved within a two-year period. If the options are exercisable, they lapse ten years after issue.
(viii)	options granted in November 2001 do not become exercisable until after 30 September 2004 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. BHP Billiton Limited’s performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. If the hurdles are not achieved by 30 September 2004, then 75 per cent of the options lapse. The TSR measurement is taken again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, the remaining 25 per cent of the options lapse. If the options are exercisable, they lapse on 30 September 2011.
(ix)	options are not transferable. Options carry no right to dividends and no voting rights. Where there is a share issue before an option is exercised, the number of shares awarded on exercise will increase accordingly.
(x)	unexercised options will expire at the end of the exercise period.
(g)	Classified on the balance sheet as other debtors.
(h)	The Executive Share Scheme provided for senior executives to acquire partly paid ordinary shares in BHP Billiton Limited.

Partly paid shares issued under the Executive Share Scheme were issued on the following terms:

(i)	only full-time executive employees (including executive Directors) were eligible. Any eligible executive who participated in the Employee Share Plan was ineligible to participate in the Executive Share Scheme.
(ii)	shares were offered at an issue price determined by the Board which was not less than a 10 per cent discount nor more than a 10 per cent premium on the current market price (measured over a five-day period).
(iii)	the balance outstanding on ordinary shares must be paid not later than 20 years after the date of issue. The balance of the price must also be paid no later than two years after termination of employment, but may be paid at any earlier time chosen by a participant.
(iv)	the price payable at the time of compulsory payment may be varied if the market price (adjusted for the effects of any bonus, rights or other issue) is then lower than the issue price.
(v)	there is no entitlement to dividends on the Scheme shares while they remain partly paid, unless the Board determines otherwise.
(vi)	shares issued under the Scheme prior to June 1996 are eligible immediately (even though partly paid) to participate in bonus, rights or other issues on the same basis as BHP Billiton Limited’s other ordinary shares. These bonus shares are held in escrow until the Scheme shares are fully paid.
(vii)	in respect of Scheme shares issued after June 1996, the issue of bonus shares will be deferred until the underlying Scheme shares are fully paid. Such bonus shares will not attract or accrue dividends while their issue is deferred. Data as presented in the preceding tables has been adjusted to reflect the impact of the bonus issue which resulted from the DLC merger.
(viii)	voting rights attach in proportion to the amount paid up. Full voting rights apply when the shares are fully paid.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

(i)	Performance Rights have been issued to executive officers under the BHP Billiton Limited Performance Share Plan as long-term incentives (LTI). Performance Rights constitute a right, issued by a trustee of a special purpose trust established by BHP Billiton Limited, to require the trustee to acquire a BHP Billiton Limited share on behalf of the participant, upon fulfilment of prescribed performance hurdles or completion of service conditions. Where a service condition or performance hurdle is fulfilled, related Performance Rights are exercisable. The trustee acquires shares either by purchase on market or subscription, and the shares are then held in trust until the participant requests that they be transferred. If prior to vesting of a Performance Right, a participant ceases to be employed because of resignation or termination for cause, the Performance Right will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the Performance Rights will become exercisable depending on the circumstances of cessation.

In addition to the above, Performance Rights were issued on the following terms:

(i)	the exercise price of Performance Rights is nil. Performance Rights are not transferable. Performance Rights carry no right to dividends, and no voting rights. Where there is a share issue before a Performance Right is exercised, the number of shares awarded on exercise will increase accordingly.
(ii)	Performance Rights will lapse if performance hurdles or service conditions are not satisfied or in other specified situations. Generally, Performance Rights lapse on the tenth anniversary of their date of issue unless previously exercised or lapsed in accordance with their terms of issue.
(iii)	the performance hurdles attached to Performance Rights issued from November to December 2000 relate to a global comparator group of companies. BHP Billiton Limited’s performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. This measurement was first taken on 30 June 2003 and the Performance Rights lapse if the hurdles have not been achieved within the two years following this date.
(iv)	the performance hurdles attached to Performance Rights issued in October and November 2001 relate to a global comparator group of companies. BHP Billiton Limited’s performance in terms of TSR is measured against this group of companies and the Australian Consumer Price Index to determine if the performance hurdles have been achieved. If the hurdles are not achieved by 30 September 2004, then 75 per cent of the Performance Rights lapse. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the Performance Rights lapse. The percentage of Performance Rights that vest cannot be greater than the percentage of shares that vest under the RSS. Refer footnote (a) above.
(j)	Performance Rights were also issued to executive officers in October 2001 as medium term incentives (MTI) with separate terms from those discussed in (i) above. This had the effect of aligning the remuneration policy applied to the executives of the BHP Billiton Limited Group with that applied to executives of the BHP Billiton Plc Group who are able to participate in the Co-Investment Plan.

The participants indicated the proportion of their incentive plan award for the current financial year to invest as medium term incentives, subject to the minimum and maximum investment limits set by the Remuneration Committee. Within those limits, part of the bonus that would otherwise have been paid in cash was used to acquire Performance Rights. This is known as the committed award.

Each participant who acquired a committed award was also granted a matching award of Performance Rights over shares in BHP Billiton Limited. The matching award entitles participants to acquire a number of shares in BHP Billiton Limited for nil consideration, subject to the satisfaction of performance hurdles and the continuing employment of the participant. If prior to vesting of a matching award, a participant ceases to be employed because of resignation or termination for cause, the participant’s committed award will be forfeited, the related matching award will lapse and Performance Rights cease to be exercisable.

If a participant ceases to be employed for any other reason, then the entire committed award vests and either all or a proportion of the Performance Rights under the matching award relevant for the period of cessation will vest, depending on the circumstances of cessation.

The awards have been made on the following terms:

(i)	one performance hurdle compares BHP Billiton Limited’s TSR over the performance period with the global comparator group of companies over the same period.
(ii)	awards will vest by reference to the relative position of BHP Billiton Limited’s TSR compared to the global comparator group of companies.
(iii)	the vesting of matching awards is determined by reference to two performance periods. The first performance period is two years in length. If the performance hurdles are achieved at the end of the first performance period, the corresponding number of Performance Rights under the matching award will vest. At this time the participant has the option to remain within the plan and enter the second performance period or leave the plan. Should the participant leave the plan at the end of the first performance period, the committed award becomes exercisable together with any Performance Rights under the matching award that may have vested. All remaining Performance Rights under the matching award lapse.
(iv)	the second performance period is a further two years. At the end of this two-year period, subject to continuing employment, the committed award becomes exercisable and the corresponding number of Performance Rights subject to a matching award will vest to the extent the performance hurdles are met. If the performance hurdles have not been met at the end of the second performance period no additional Performance Rights under the matching award will vest. However, any Performance Rights that vested under the matching award for the first performance period may be exercised, and the remaining Performance Rights under the matching award that have not vested will lapse.
(v)	in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Limited’s TSR over the relevant performance period must be equal to or in excess of 2 per cent per annum over the Australian Consumer Price Index.
(vi)	the percentage of Performance Rights under the matching award that vest cannot be greater than the percentage of shares that vest under the CIP. Refer footnote (b) above.
(vii)	the exercise price of Performance Rights is nil. Performance Rights are not transferable. Performance Rights carry no right to dividends, and no voting rights. Where there is a share issue before a Performance Right is exercised, the number of shares awarded on exercise will increase accordingly.
(k)	The number of shares received on exercise of Performance Rights issued in March 1999 have been increased following the spin-off of OneSteel Limited to reflect the capital reduction impact on the value of BHP Billiton Limited shares. In addition, for Performance Rights on issue as at 29 July 2001 the number of shares received on exercise has been increased following the bonus issue, which resulted from the DLC merger. Following the BHP Steel demerger in July 2002, the number of shares received on exercise of Performance rights was increased to reflect the capital reduction impact on the value of BHP Billiton Limited shares.
(l)	The Bonus Equity Share Plan provided eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited. Eligibility was determined by the Board. Participants who elected to take their incentive plan award in shares under the Plan also received an uplift of 25 per cent so that for each A$1 of award taken as shares, A$1.25 worth of shares were provided. The shares were purchased on market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:
(i)	while the shares are held in trust, the participants are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited.
(ii)	if employment ceases while the shares are in trust, the shares awarded as part of the 25 per cent uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).
(m)	Although the exercise price of options was not affected by the bonus issue of shares, the exercise price for options have been adjusted to take into account the bonus issue of shares which took effect 29 June 2001 as a result of the DLC merger. Exercise prices were also reduced by A$0.66 (pre-bonus issue of shares) following the OneSteel Limited spin-off on 31 October 2000 and by A$0.69 following the BHP Steel Limited demerger in July 2002.
(n)	Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on market.
(o)	The values of all awards granted during the years ended 30 June 2003 and 30 June 2002 and of Employee Share Plan options and Performance Rights granted during the year ended 30 June 2001, including the significant key assumptions used to derive the values, have been determined by an actuary at the request of the BHP Billiton Group. The BHP Billiton Group believes the values represent a reasonable estimate. Nevertheless, the assumptions used are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the BHP Billiton Group. The different nature of the awards which have been issued, year on year, with respect to the performance hurdles which have been established and the qualifying periods before the awards vest, results in variations to the respective valuations. The actual value to the holder may differ materially from the values shown.
(p)	The fair value of a Bonus Equity Share Plan award is equal to the market value of a BHP Billiton Limited share on the date of grant.
(q)	Subject to performance conditions.
(r)	The fair value of an award excluding the impact of attrition of participants is US$1.24 for a Group Incentive Scheme Performance Share (BHP Billiton Plc) and US$1.29 for a Group Incentive Scheme Performance Share (BHP Billiton Limited).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

24 Reserves

	Share premium account 2003 US$M	Profit and loss account 2003 US$M	Share premium account 2002 US$M	Profit and loss account 2002 US$M

At the beginning of the financial year	592	7 461	592	6 549
Retained profit for the year	—	1 001	—	906
BHP Billiton Limited share buy-back program	—	—	—	(19)
BHP Steel demerger (refer note 3)	—	(33)
Bonus shares issued (a)	(74)	—	—	—
Exchange variations	—	67	—	25

At the end of the financial year (b)	518	8 496	592	7 461

(a)	Upon the demerger of the BHP Steel business in July 2002 bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).
(b)	Cumulative goodwill set off against reserves on acquisitions prior to 1 July 1998 amounts to US$761 million (2002: US$761 million).

25 Reconciliation of movements in shareholders’ funds

	2003 US$M	2002 US$M	2001 US$M

Profit for the financial year	1 901	1 690	1 529
Other recognised gains and losses	67	25	(763)

Total recognised gains and losses	1 968	1 715	766
Dividends	(900)	(784)	(754)
Issue of ordinary shares for cash	98	104	744
Share repurchase scheme (a)
BHP Billiton Plc	(20)	—	194
Share buy-back program (refer note 22)
BHP Billiton Limited	—	(19)	—
Capital reduction on BHP Steel demerger (refer notes 3 and 22)	(1 489)	—	—
Capital reduction on OneSteel spin-off (b)	—	—	(650)
Transfer to profit and loss account for year (goodwill)	—	—	4

Net movement in shareholders’ funds	(343)	1 016	304
Shareholders’ funds at the beginning of the financial year	12 356	11 340	11 036

Shareholders’ funds at the end of the financial year	12 013	12 356	11 340

(a)	BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. 3 890 000 ordinary shares were purchased in the year ended 30 June 2003 for an aggregate purchase price of US$20 million, which was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders’ funds. There is no intention to trade these shares and no dividends are paid in respect of them outside the BHP Billiton Group. Normally, the Companies Act 1985 requires that interests in own shares be included in the balance sheet as an asset. However, in this case the Directors consider that the arrangements are such that the shares owned by Nelson Investment Limited have effectively been repurchased by the BHP Billiton Group and so do not constitute an asset of the BHP Billiton Group and that to show them as such would fail to show a true and fair view. BHP Billiton Plc previously entered into a similar arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Strand Investment Holdings Limited) established for that purpose during the year ended 30 June 1999. During the year ended 30 June 2001 the shares held by Strand Investment Holdings Limited were reissued and no shares were held at 30 June 2001, 2002 or 2003.
(b)	Contributed equity reduced in 2001 by US$650 million due to the spin-off of OneSteel Limited, including costs of US$30 million. This reflected a capital reduction of 66 Australian cents per share. The spin-off resulted in BHP Billiton Limited shareholders being issued one OneSteel Limited share for every four shares held in BHP Billiton Limited.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

26 Commitments

	2003 US$M	2002 US$M

Capital expenditure commitments not provided for in the accounts
Due not later than one year	1 184	1 348
Due later than one year and not later than five years	423	271

Total capital expenditure commitments	1 607	1 619

Lease expenditure commitments
Finance leases (a)
Due not later than one year	7	6
Due later than one year and not later than five years	34	20
Due later than five years	26	30

Total commitments under finance leases	67	56
deduct Future financing charges	14	21

Finance lease liability	53	35

Operating leases (b)
Due not later than one year (c)	138	169
Due later than one year and not later than five years	348	375
Due later than five years	256	274

Total commitments under operating leases	742	818

Other commitments (d)
Due not later than one year
Supply of goods and services	199	181
Royalties	29	27
Exploration expenditure	104	13
Chartering costs	100	55

	432	276

Due later than one year and not later than five years
Supply of goods and services	547	579
Royalties	39	82
Exploration expenditure	53	28
Chartering costs	127	164

	766	853

Due later than five years
Supply of goods and services	721	650
Royalties	49	150
Chartering costs	33	154

	803	954

Total other commitments	2 001	2 083

(a)	Finance leases are predominantly related to leases of the dry bulk carrier Iron Yandi and other mobile equipment and vehicles. Refer notes 19 and 20.
(b)	Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options. Amounts represent minimum lease payments.
(c)	The BHP Billiton Group has commitments under operating leases to make payments totalling US$138 million in the next year as follows:

	2003 US$M	2002 US$M

Land and buildings
Leases which expire:
Within one year	7	15
Between two and five years	17	6
Over five years	14	13

	38	34

Other operating leases
Leases which expire:
Within one year	22	80
Between two and five years	43	20
Over five years	35	35

	100	135

(d)	Included in other commitments is an amount of US$738 million (2002: US$684 million) representing Boodarie Iron’s continuing operating commitments under a number of take or pay contracts for supply of products/services.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits

Pension Schemes

The BHP Billiton Group operates or participates in a number of pension schemes throughout the world. The more significant schemes relate to businesses in Australia, South Africa, the US, Canada and Europe.

	2003 US$M	2002 US$M	2001 US$M

The pension charge for the year is as follows:
Defined contribution schemes	41	61	66
Industry-wide schemes	23	18	21
Defined benefit schemes (a)
Regular cost	46	59	48
Variation cost	39	14	4
Interest cost	(20)	(18)	(13)

	129	134	126

(a)	Excludes net exchange gains/losses on net monetary pension prepayments in 2003 of US$39 million gain (2002: US$24 million gain; 2001: US$33 million loss).

To the extent that there is a difference between pension cost and contributions paid, a prepayment and/or liability arises. The accumulated difference recorded in the balance sheet at 30 June 2003 gives rise to a prepayment of US$270 million (2002: US$224 million) and a liability of US$65 million (2002: US$31 million).

The assets of the defined contribution schemes and the industry-wide schemes are held separately in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year.

The remaining pension schemes are defined benefit schemes. Some of the defined benefit schemes have their assets held separately in independently administered funds and others are unfunded. The pension costs and funding for these schemes are assessed in accordance with the advice of professionally qualified actuaries based on the most recent actuarial valuations available.

The pension charge for the year for defined benefit schemes has increased from US$55 million to US$65 million largely due to negative investment returns of plans in the US, Canada and Europe causing a deterioration of the funded status for these plans and leading to increased variation costs.

In addition, new legislation in South Africa regarding the apportionment of surpluses, which will most likely eliminate the Group’s entitlements to any fund surpluses in South Africa, has also led to increased variation costs in relation to prior years.

For accounting purposes, the actuarial valuations have determined pension costs for most schemes using the projected unit method. There are exceptions for some schemes that are closed to new members where the attained age method was used. The assumptions used varied by scheme. For the purposes of calculating the pension charge, surpluses or deficiencies are recognised through the variation cost component in future accounting periods as a constant percentage of estimated future payroll over the remaining service life of the employees.

Actuarial valuations used for accounting purposes

The actuarial valuations used for accounting purposes reflected an aggregate market value at 1 July 2002 of US$890 million. The funding levels of these schemes ranged from 53 per cent to 193 per cent and the overall funding level was 93 per cent.

Formal actuarial valuations

Set out below are details for the three largest schemes of the actuarial assumptions and results of the most recent formal valuations for funding purposes. The actuarial assumptions and results differ from those used for accounting purposes.

	BHP Billiton Superannuation Fund	Pension Plan for Hourly Employees of BHP Copper Inc	BHP USA Retirement Income Plan

Country	Australia	US	US
Date of valuation	1 July 2000	1 January 2002	1 January 2002
Investment return	9.0%	8.0%	8.0%
Salary growth	6.0%	n/a	4.5%
Pension increases	n/a	n/a	3%
Asset valuation method	Market	5-year smoothing	5-year smoothing
Market value of fund (US$ million)	801	174	121
Actuarial value of fund (US$ million)	801	203	140
Funding level	120%	104%	128%

Since the most recent actuarial valuations were completed, many of the funded schemes will have experienced deteriorations in funded status as a result of the poor investment returns in the subsequent period to 30 June 2003.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Post-retirement medical benefits

The BHP Billiton Group provides medical benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post-retirement benefit charge, net of employees’ and retirees’ contributions paid, in respect of these benefits was US$26 million (2002: US$16 million; 2001: US$15 million) excluding an exchange loss of US$22 million (2002: gain US$14 million; 2001: gain US$9 million).

The charge has been calculated in accordance with UK applicable accounting standards. Where there is a surplus or deficiency between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:

	South Africa	US	Canada	Suriname

Ultimate healthcare inflation rate	9.0%	5.5%	3.0%	5.0%
Discount rate	11.75%	7.5%	6.5%	6.5%

FRS 17 Retirement Benefits

Whilst the SSAP 24 disclosure and measurement principles have been applied in accounting for pensions and post-retirement medical benefits in these financial statements, additional disclosures are provided under FRS 17 ‘Retirement Benefits’. The eventual aim of FRS 17 is to move from a long-term approach under SSAP 24 to a market-based approach in valuing the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding. This will impact both the amount and disclosure of the retirement benefits charge in the profit and loss account and the Statement of Total Recognised Gains and Losses (STRGL). The net retirement benefit and a liability will be recognised in full on the balance sheet with a consequential impact on shareholders’ funds.

Currently, FRS 17 only has to be applied to disclosures. This is the third year that disclosures have been made for the BHP Billiton Group under FRS 17.

The BHP Billiton Group does not apply the provisions of FRS 17 for the purposes of measuring pension charge and pension balances in its financial statements. It is currently expected that FRS 17 will be first effective in such a manner for the 30 June 2006 financial year.

Pension schemes – FRS 17 disclosures

The BHP Billiton Group operates a number of defined benefit schemes in Australia, Canada, the US, Europe, South Africa and South America. For accounting disclosure purposes, full actuarial valuations for most schemes were carried out as at 30 June 2003 by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries ranged from:

	Australia & NZ	Canada	US	Europe	South Africa	South America

Year ended 30 June 2003
Salary increases	4% to 4.5%	3.5% to 4.5%	4.5%	3% to 4.5%	7% to 8%	3.5% to 5.57%
Pension increases	n/a	0%	0% to 3%	2% to 2.5%	3.5% to 5.25%	1.5% to 3.5%
Discount rate	4.75% to 5%	6% to 6.5%	6%	5%	7.5% to 8.7%	5.5% to 9.71%
Inflation	3%	2.5% to 3%	3%	2% to 2.5%	6%	2.5% to 3.5%

Year ended 30 June 2002
Salary increases	3% to 4.5%	3.5% to 4.5%	3.5% to 4.5%	3% to 4.75%	7.75% to 9%	2% to 5.57%
Pension increases	0%	0%	0% to 3%	2.5% to 5%	3.75% to 5.5%	2% to 3.5%
Discount rate	4.75% to 6%	6.5% to 7%	6.5% to 7%	5.5% to 6%	8.75% to 9.25%	6% to 9.71%
Inflation	2% to 3%	2% to 3%	2% to 3%	2.5% to 2.75%	7%	2% to 3.5%

Year ended 30 June 2001
Salary increases	4%	3.5% to 4.5%	3.5% to 5%	2% to 6%	7%	2% to 5.8%
Pension increases	0%	0%	0% to 3%	2% to 2.75%	3.25% to 3.5%	2% to 3.5%
Discount rate	5.5%	6.5% to 7%	6.5% to 7.75%	6% to 6.2%	8.25% to 8.5%	6% to 9.7%
Inflation	3%	2% to 3%	2% to 4%	2% to 2.75%	6%	2% to 3.5%

The fair market value of the assets and the surplus/(deficit) of the defined benefit schemes were (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Year ended 30 June 2003
Bonds	68	60	58	64	23	46	319
Equities	147	28	187	64	69	1	496
Property	19	—	—	—	—	—	19
Cash and net current assets	—	13	5	23	17	—	58
Insured annuities	—	—	—	20	—	—	20

Total assets	234	101	250	171	109	47	912
Actuarial liabilities	(286)	(96)	(439)	(247)	(83)	(40)	(1 191)
Unrecognised surplus	—	(19)	—	—	(28)	(10)	(57)

Surplus/(deficit)	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Related deferred tax (liability)/asset	16	4	17	12	—	—	49

Net pension asset/(liability)	(36)	(10)	(172)	(64)	(2)	(3)	(287)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Year ended 30 June 2002
Bonds	163	52	29	51	19	41	355
Equities	307	27	256	63	59	2	714
Property	64	—	—	—	—	—	64
Cash and net current assets	17	13	3	16	12	1	62
Insured annuities	—	—	—	16	—	—	16

Total assets	551	92	288	146	90	44	1 211
Actuarial liabilities	(634)	(81)	(400)	(179)	(62)	(31)	(1 387)
Unrecognised surplus	—	(21)	—	—	(29)	—	(50)

Surplus/(deficit)	(83)	(10)	(112)	(33)	(1)	13	(226)
Related deferred tax (liability)/asset	13	4	10	3	—	(4)	26

Net pension asset/(liability)	(70)	(6)	(102)	(30)	(1)	9	(200)

Year ended 30 June 2001
Bonds	182	60	66	42	26	33	409
Equities	372	53	373	56	72	2	928
Property	74	—	—	—	—	—	74
Cash and net current assets	13	17	6	20	15	1	72

Total assets	641	130	445	118	113	36	1 483
Actuarial liabilities	(673)	(108)	(450)	(139)	(71)	(27)	(1 468)
Unrecognised surplus	—	(12)	(6)	—	—	—	(18)

Surplus/(deficit)	(32)	10	(11)	(21)	42	9	(3)
Related deferred tax (liability)/asset	(1)	—	1	1	(13)	(3)	(15)

Net pension asset/(liability)	(33)	10	(10)	(20)	29	6	(18)

The expected rates of return on these asset categories were:

	Australia & NZ	Canada	US	Europe	South Africa	South America

Year ended 30 June 2003
Bonds	5% to 6%	5.5% to 6.5%	7%	4.3% to 4.6%	7.5% to 9.04%	6% to 9.71%
Equities	8% to 9%	7.25% to 9%	9%	7.25% to 8.25%	12%	9.71%
Property	7% to 8%	n/a	n/a	n/a	n/a	n/a
Cash and net current assets	5%	1% to 3.75%	3.5%	3.75% to 4.25%	7% to 7.75%	9.71%
Insured annuities	n/a	n/a	n/a	5%	n/a	n/a

Total assets	7.5%	3.75% to 7.5%	8.5%	4.8% to 7.2%	9.9% to 10.55%	6% to 9.71%

Year ended 30 June 2002
Bonds	5% to 6.5%	6% to 6.5%	7%	5% to 5.75%	8.75% to 9.25%	6% to 9.71%
Equities	7% to 9%	7.5% to 9.5%	8.7%	7.5% to 8%	13% to 13.5%	9.71%
Property	6% to 8%	n/a	n/a	n/a	n/a	n/a
Cash and net current assets	7.27%	1% to 4%	7%	3% to 4%	6.5% to 10%	9.71%
Insured annuities	n/a	n/a	n/a	6%	n/a	n/a

Total assets	6% to 8%	4% to 6.9%	8.5%	4.5% to 7.2%	10.45% to 11.75%	6% to 9.71%

Analysis of the operating costs (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Year ended 30 June 2003
Current service cost	19	2	10	9	3	—	43
Curtailment losses/(gains)	(21)	2	—	—	—	—	(19)
Previously unrecognised surplus deducted from curtailment losses	—	(2)	—	—	—	—	(2)

Total operating charge	(2)	2	10	9	3	—	22

Year ended 30 June 2002
Current service cost	42	3	10	7	3	2	67
Past service cost/(credit)	—	—	2	(1)	—	—	1
Previously unrecognised surplus deducted from curtailment losses	—	(1)	—	—	—	—	(1)

Total operating charge	42	2	12	6	3	2	67

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Analysis of the financing credits/(costs) (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Year ended 30 June 2003
Expected return on pension scheme assets	19	4	24	10	8	2	67
Interest on pension scheme liabilities	(13)	(5)	(27)	(11)	(6)	(2)	(64)

Net return/(cost)	6	(1)	(3)	(1)	2	—	3

Year ended 30 June 2002
Expected return on pension scheme assets	53	4	28	8	9	2	104
Interest on pension scheme liabilities	(37)	(5)	(27)	(9)	(5)	(2)	(85)

Net return/(cost)	16	(1)	1	(1)	4	—	19

Analysis of gains and losses recognised in STRGL (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Year ended 30 June 2003
Actual return less expected return on pension scheme assets	(24)	(1)	(24)	(11)	(11)	10	(61)
Experience gains/(losses) arising on the scheme liabilities	17	(2)	6	(7)	(1)	(9)	4
Changes in assumptions underlying the present value of scheme liabilities	(16)	(4)	(47)	(26)	1	(3)	(95)
Other gains/(losses)	—	2	—	—	—	(13)	(11)
Loss pursuant to legislative change with regard to South African surpluses	—	—	—	—	9	—	9

Total actuarial gain/(loss) recognised in STRGL	(23)	(5)	(65)	(44)	(2)	(15)	(154)

Difference between the expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	(10.3)%	(1.0)%	(9.6)%	(6.4)%	(10.1)%	21.3%	(6.7)%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.9%	(2.1)%	1.4%	(2.8)%	(1.2)%	(22.5)%	0.3%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(8.0)%	(5.2)%	(14.8)%	(17.8)%	(2.4)%	(37.5)%	(12.9)%

Year ended 30 June 2002
Actual return less expected return on pension scheme assets	(82)	(3)	(78)	(18)	(1)	31	(151)
Experience gains (losses) arising on the scheme liabilities	33	—	—	8	(7)	(18)	16
Changes in assumptions underlying the present value of scheme liabilities	—	—	(23)	(15)	(2)	—	(40)
Other gains/(losses)	—	(1)	6	—	—	—	5
Loss pursuant to legislative change with regard to South African surpluses	—	—	—	—	(29)	—	(29)

Total actuarial gain/(loss) recognised in STRGL	(49)	(4)	(95)	(25)	(39)	13	(199)

Difference between the expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	(14.9)%	(3.3)%	(27.1)%	(12.3)%	(1.1)%	70.5%	(12.5)%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.2%	0%	0%	4.5%	(11.3)%	(58.1)%	1.2%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(7.7)%	(4.9)%	(23.8)%	(14.0)%	(62.9)%	41.9%	(14.3)%

In the year ended 30 June 2002, the Pension Funds Second Amendment Act, 2001, was passed in South Africa. Under this Act, surpluses in pension funds have to be used in a manner specified under Regulations to the Act, to improve current and former members’ benefits prior to the employer obtaining any benefit from the surpluses. Consequently, it is considered unlikely that any BHP Billiton Group company will obtain any benefit from the surpluses in the South African schemes. Therefore the reduction in the recognised surpluses in South Africa is recognised as an actuarial loss in the STRGL.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Analysis of the movement in surplus/(deficit) (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total

Year ended 30 June 2003
Surplus/(deficit) in schemes at 30 June 2002	(83)	(10)	(112)	(33)	(1)	13	(226)
Movement in year:
Adjustment to surplus/(deficit) at 1 July 2002 in respect of companies no longer consolidated	38	2	—	—	—	—	40
Current service cost	(19)	(2)	(10)	(9)	(3)	—	(43)
Contributions	16	4	1	15	2	—	38
Other finance income/(costs)	6	(1)	(3)	(1)	2	—	3
Actuarial gains/(losses)	(23)	(5)	(65)	(44)	(2)	(15)	(154)
Curtailment gains/(losses)	21	—	—	—	—	—	21
Exchange gains/(losses)	(8)	(2)	—	(4)	—	(1)	(15)

Surplus/(deficit) in schemes at 30 June 2003	(52)	(14)	(189)	(76)	(2)	(3)	(336)

Year ended 30 June 2002
Surplus/(deficit) in schemes at 30 June 2001	(32)	10	(11)	(21)	42	9	(3)
Movement in year:
Adjustment to surplus/(deficit) at 30 June 2001	—	(8)	—	1	—	—	(7)
Adjustment to surplus/(deficit) at 1 July 2001 in respect of companies no longer consolidated	(1)	(8)	4	—	—	—	(5)
Current service cost	(42)	(3)	(10)	(7)	(3)	(2)	(67)
Contributions	35	4	1	23	4	1	68
Past service costs	—	—	(2)	1	—	—	(1)
Other finance income/(costs)	16	(1)	1	(1)	4	—	19
Actuarial gains/(losses)	(49)	(4)	(95)	(25)	(39)	13	(199)
Exchange gains/(losses)	(10)	—	—	(4)	(9)	(8)	(31)

Surplus/(deficit) in schemes at 30 June 2002	(83)	(10)	(112)	(33)	(1)	13	(226)

Post-retirement medical benefits – FRS 17 disclosures

The BHP Billiton Group also operates a number of other post-retirement medical benefit arrangements in South Africa, the US, Canada and Suriname. Full actuarial valuations were carried out as at 30 June 2003, many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries ranged from:

	South Africa	US	Canada	Suriname	UK

Year ended 30 June 2003
Ultimate healthcare inflation rate	7%	5.5%	5%	3.5%	n/a
Discount rate	9.75%	6.25%	6%	5.5%	n/a

Year ended 30 June 2002
Ultimate healthcare inflation rate	9%	5%	3%	5%	4.5%
Discount rate	11.75%	7%	6.5%	5.5% to 6.5%	6%

Year ended 30 June 2001
Ultimate healthcare inflation rate	8%	5.5%	3%	5%	n/a
Discount rate	12%	7.5%	6.5% to 7%	6.5%	n/a

The actuarial liabilities of the post-retirement schemes (US$ million) were:

	South Africa	US	Canada	Suriname	UK	Total

Year ended 30 June 2003
Present value of scheme liabilities	(133)	(137)	(26)	(19)	—	(315)
Past service credit	(20)	—	—	—	—	(20)

Deficit	(153)	(137)	(26)	(19)	—	(335)
Related deferred tax asset	34	22	—	6	—	62

Net post-retirement liability	(119)	(115)	(26)	(13)	—	(273)

Year ended 30 June 2002
Present value of scheme liabilities	(54)	(127)	(18)	(19)	(1)	(219)
Past service credit	(18)	—	—	—	—	(18)

Deficit	(72)	(127)	(18)	(19)	(1)	(237)
Related deferred tax asset	16	19	—	6	—	41

Net post-retirement liability	(56)	(108)	(18)	(13)	(1)	(196)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Analysis of the operating costs/(credits) (US$ million):

	South Africa	US	Canada	Suriname	UK	Total

Year ended 30 June 2003
Current service cost	2	4	—	—	—	6
Past service cost/(credit)	1	7	—	—	—	8

Total operating charge	3	11	—	—	—	14

Year ended 30 June 2002
Current service cost	1	2	—	—	—	3
Past service cost/(credit)	(1)	—	—	—	—	(1)
Curtailment losses/(gains)	(7)	—	(1)	—	—	(8)

Total operating charge	(7)	2	(1)	—	—	(6)

Analysis of the financing credits/(costs) (US$ million):

	South Africa	US	Canada	Suriname	UK	Total

Year ended 30 June 2003
Interest on post-retirement liabilities	(11)	(8)	(1)	(1)	—	(21)

Net return/(cost)	(11)	(8)	(1)	(1)	—	(21)

Year ended 30 June 2002
Interest on post-retirement liabilities	(7)	(8)	(1)	(1)	—	(17)

Net return/(cost)	(7)	(8)	(1)	(1)	—	(17)

Analysis of gains and losses recognised in STRGL (US$ million):

	South Africa	US	Canada	Suriname	UK	Total

Year ended 30 June 2003
Experience gains/(losses) arising on scheme liabilities	(27)	15	1	—	—	(11)
Changes in assumptions underlying the present value of scheme liabilities	(9)	(16)	(7)	—	—	(32)

Actuarial gain/(loss) recognised in STRGL	(36)	(1)	(6)	—	—	(43)

Difference between the expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(20.3)%	10.9%	3.8%	0%	0%	(3.5)%
Total gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(27.1)%	(0.7)%	(23.1)%	0%	0%	(13.7)%

Year ended 30 June 2002
Experience gains/(losses) arising on scheme liabilities	8	(6)	—	—	—	2
Changes in assumptions underlying the present value of scheme liabilities	(10)	—	—	(1)	—	(11)

Actuarial gain/(loss) recognised in STRGL	(2)	(6)	—	(1)	—	(9)

Difference between the expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	14.8%	(4.7)%	0%	0%	0%	0.9%
Total gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(3.7)%	(4.7)%	0%	(5.3)%	0%	(4.1)%

Analysis of the movement in surplus/(deficit) (US$ million):

	South Africa	US	Canada	Suriname	UK	Total

Year ended 30 June 2003
(Deficit) in schemes at 30 June 2002	(72)	(127)	(18)	(19)	(1)	(237)
Movement in year:
Adjustment at 1 July 2002 in respect of changes in joint venture arrangements and other plan changes	—	—	—	—	1	1
Current service cost	(2)	(4)	—	—	—	(6)
Contributions	5	10	2	1	—	18
Past service costs	(1)	(7)	—	—	—	(8)
Other finance income/(costs)	(11)	(8)	(1)	(1)	—	(21)
Actuarial gains/(losses)	(36)	(1)	(6)	—	—	(43)
Exchange gains/(losses)	(36)	—	(3)	—	—	(39)

(Deficit) in schemes at 30 June 2003	(153)	(137)	(26)	(19)	—	(335)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	South Africa	US	Canada	Suriname	UK	Total

Year ended 30 June 2002
(Deficit) in schemes at 30 June 2001	(94)	(142)	(27)	(18)	(1)	(282)
Movement in year:
Adjustment to surplus/(deficit) at 1 July 2001 in respect of companies no longer consolidated	—	23	8	—	—	31
Current service cost	(1)	(2)	—	—	—	(3)
Contributions	3	8	1	1	—	13
Past service costs	1	—	—	—	—	1
Other finance income/(costs)	(7)	(8)	(1)	(1)	—	(17)
Actuarial gains/(losses)	(2)	(6)	—	(1)	—	(9)
Curtailment gains/(losses)	7	—	1	—	—	8
Exchange gains/(losses)	21	—	—	—	—	21

(Deficit) in schemes at 30 June 2002	(72)	(127)	(18)	(19)	(1)	(237)

If the measurement principles of FRS 17 had been applied to the pension schemes and post-retirement medical benefit schemes of the Group’s joint ventures and associates at 30 June 2003, a deficit of approximately US$50 million (2002: US$7 million) would have been recognised in the Group balance sheet and actuarial losses of approximately US$35 million (2002: US$12 million) would have been taken to the Group STRGL.

28 Analysis of movements in net debt

	At 1 July 2002 US$M	Acquisitions & disposals(a) US$M	Cash flow US$M	Other non-cash movements(a) US$M	Exchange movements US$M	At 30 June 2003 US$M

Cash at bank and in hand	1 199	(86)	(528)	—	2	587
Overdrafts	(509)	—	488	—	—	(21)

	690	(86)	(40)	—	2	566

Redeemable preference shares	(450)	—	—	—	—	(450)
Finance lease obligations	(35)	—	—	(15)	(3)	(53)
Other debt due within one year	(2 276)	—	1 248	82	(65)	(1 011)
Other debt due after one year	(5 051)	—	(825)	165	(78)	(5 789)

	(7 812)	—	423	232	(146)	(7 303)

Money market deposits (b)	300	—	665	—	—	965

	(6 822)	(86)	1 048	232	(144)	(5 772)

The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	1 199	(86)	(528)	—	2	587
Money market deposits (b)	300	—	665	—	—	965

	1 499	(86)	137	—	2	1 552

(a)	The acquisition and disposals movement represents cash retained and net other non-cash movements represent debt transferred on demerger of BHP Steel.
(b)	Money market deposits with financial institutions have a maturity of up to three months.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments

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

There are two components to the Portfolio Risk Management strategy:

Risk mitigation – where risk is managed at the portfolio level within an approved Cash Flow at Risk (‘CFaR’) framework to support the achievement of the BHP Billiton Group’s broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Group’s cash flows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent.)

Where CFaR is within the Board-approved limits, hedging activities are not undertaken. Legacy hedge positions which existed prior to the adoption of the Portfolio Risk Management strategy will be allowed to run-off. There could be circumstances, for example, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Group’s strategic objectives. In such circumstances, the BHP Billiton Group may execute hedge transactions or utilise other techniques to return risk to within approved parameters.

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

During the year ended 30 June 2003 the FRMC approved a policy extension under which the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Operational currency exposures continue to be managed on a portfolio basis (see section on ‘Currency risk’ for further details).

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

The following table presents notional amounts and weighted average interest rates that the BHP Billiton Group has agreed to pay under interest rate swaps that are outstanding at the balance dates indicated. The information is presented in US dollars, which is the BHP Billiton Group’s reporting currency. The instruments’ actual cash flows are denominated in US dollars, UK pounds sterling and Australian dollars as indicated. All interest swaps have been designated as hedging instruments.

Cross currency interest rate swaps are also used to manage interest rate exposures where considered necessary under the Portfolio Risk Management strategy (refer to ‘Currency risk’ discussion which follows).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Weighted average interest rate payable		Weighted average interest rate receivable		Notional amount

	2003%	2002%	2003%	2002%	2003 US$M	2002 US$M

Interest rate swaps
US dollar swaps
Pay fixed/receive floating (a)
2002	—	6.30	—	3.05	—	41
Pay floating (a)/receive fixed
2003	1.80	—	4.80	—	850	—
2004–2013	—	—	4.80	—	850	—

UK pounds sterling swaps
Pay floating/receive fixed
2002	—	4.73	—	9.49	—	19

Australian dollar swaps
Pay floating (a)/receive fixed
2002	—	5.11	—	7.36	—	170
2003	5.48	—	7.50	7.36	200	170
2004	—	—	7.50	7.36	200	170
2005	—	—	7.50	7.36	200	170

(a)	Floating interest rate in future periods will be based on LIBOR for US dollar swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

Liquidity risk

The US$1.25 billion 364-day revolving credit component of the US$2.5 billion syndicated multi-currency revolving credit facility that was due for expiry in September 2002 was extended for a further period of 364 days to September 2003. The US$1.25 billion term component of the US$2.5 billion syndicated multi-currency revolving credit facility expires in September 2006.

In October 2002, Moody’s Investor Services upgraded the BHP Billiton Group’s long-term credit rating to A2 from A3 and short-term credit rating to P-1 from P-2. This upgrade reflects the successful combination of the Group’s operations following the merger in June 2001, the benefit of a substantially diversified portfolio and the Group’s continued focus on maintaining disciplined financial policies. Standard and Poor’s rating for the Group remains on positive watch after being upgraded in September 2001 to its current long-term credit rating of A and short-term credit rating of A-1.

The BHP Billiton Group’s stronger credit profile enabled it to further diversify its funding sources resulting in the following financing activities undertaken during the year:

•	In October 2002 the Group issued its inaugural Eurobond under the US$1.5 billion Euro Medium Term Note (EMTN) program. The issue of €750 million five-year notes was swapped back to US dollars.

•	In April 2003 the Group issued its inaugural Global Bond of US$850 million with a ten-year maturity.

•	In May 2003 the Group increased the EMTN program size from US$1.5 billion to US$2.0 billion.

•	In June 2003 the Group established a US$2 billion US commercial paper program and during the same month carried out its first issue off the program.

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

Credit risk

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Billiton Group within the normal terms of trade. To manage this risk the BHP Billiton Group periodically assesses the financial viability of counterparties.

Credit risk for derivatives represents the risk of counterparties defaulting on their contractual derivative obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Billiton Group’s combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effect of netting arrangements with financial institution counterparties.

These risks are categorised under the following headings:

Counterparties

The BHP Billiton Group conducts transactions with the following major types of counterparties:

•	Receivables counterparties

Sales to BHP Billiton Group customers are made either on open terms or subject to independent payment guarantees. The BHP Billiton Group has no significant concentration of credit risk with any single customer or group of customers.

•	Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

•	Hedge counterparties

Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Billiton Group generally does not require collateral in relation to the settlement of financial instruments.

Geographic

The BHP Billiton Group trades in all major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Countries in which the BHP Billiton Group has a significant credit exposure are South Africa, Australia, the US, Japan and others including South Korea, China, Taiwan, the UK, the rest of Europe, South East Asia, New Zealand and South America.

Terms of trade are continually monitored by the BHP Billiton Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Industry

The BHP Billiton Group is not materially exposed to any individual industry or customer.

Currency risk

The BHP Billiton Group has potential currency exposures in respect of items denominated in foreign currencies comprising:

Transactional exposure in respect of non-functional currency expenditure

Operating expenditure and capital expenditure is incurred by some operations in currencies other than US dollars, which is the functional currency of most operations within the BHP Billiton Group. To a lesser extent, sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. When required under this strategy, foreign exchange hedging contracts are entered into in foreign exchange markets. Operating and capital costs are hedged using forward exchange and currency option contracts.

A significant contributor to the outstanding positions as at 30 June 2003 is due to legacy positions which were taken out prior to the BHP Billiton merger to hedge US dollar sales revenue earned by operations within the BHP Billiton Limited Group whose functional currency was not the US dollar. At the time of the merger the hedge contracts were redesignated as hedges of Australian dollar operating costs. These hedges will run-off during 2004 financial year.

During the year ended 30 June 2003 the FRMC approved a policy extension under which the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Forward contracts taken out under this policy are separately disclosed below as ‘Relating to capital expenditure hedging’.

The following tables provide information about the principal currency hedge contracts.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Weighted average exchange rate		Contract amounts

Term	2003	2002	2003 US$M	2002 US$M

Relating to capital expenditure hedging
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	0.5276	—	212	—
Later than one year but not later than two years	0.5186	—	13	—

Total	0.5271	—	225	—

Relating to operating hedging
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year (a)	0.6240	0.6562	732	919
Later than one year but not later than two years	—	0.6170	—	360

Total	0.6240	0.6447	732	1 279

Forward contracts – sell Euros/buy US dollars
Not later than one year	0.9061	1.0825	175	100
Later than one year but not later than two years	0.8532	—	12	—
Later than two years but not later than three years	0.8584	—	6	—

Total	0.9015	1.0825	193	100

Forward contracts – sell US dollars/buy Euros
Not later than one year	0.9678	1.0855	45	153
Later than one year but not later than two years	1.0742	1.0922	3	21
Later than two years but not later than three years	1.0594	1.0742	3	3
Later than three years but not later than four years	1.0687	1.0594	22	3
Later than four years but not later than five years	—	1.0687	—	22

Total	1.0067	1.0839	73	202

Forward contracts – sell US dollars/buy UK pounds sterling
Not later than one year (b)	0.6222	0.6879	185	118
Later than one year but not later than two years	—	0.7041	—	1

Total	0.6222	0.6881	185	119

Forward contracts – sell UK pounds sterling/buy US dollars
Not later than one year	0.6232	—	46	—
Later than one year but not later than two years	0.6483	—	8	—

Total	0.6267	—	54	—

Forward contracts – sell US dollars/buy South African rand
Not later than one year (c)	7.7743	10.61	58	56
Later than one year but not later than two years	—	10.15	—	1

Total	7.7743	10.60	58	57

(a)	Recognised in the financial statements are contract amounts totalling US$220 million at a weighted average A$/US$ exchange rate of 0.6275, relating to the hedging of Australian dollar dividend payments (these contracts expired on 2 July 2003) and other contracts of US$70 million at a weighted average A$/US$ exchange rate of 0.6189.
(b)	Recognised in the financial statements are contract amounts totalling US$143 million at a weighted average GBP/US$ exchange rate of 0.6252 relating to the hedging of pound sterling dividend payments.
(c)	Recognised in the financial statements are contract amounts totalling US$41 million at a weighted average SA rand/US$ exchange rate of 7.5905 relating to the hedging of SA rand dividend payments.

	Weighted average A$/US$ exchange rate		Weighted average A$/US$ exchange rate		Contract amounts

Term	2003 A$ Call options	2003 A$ Put options	2002 A$ Call options	2002 A$ Put options	2003 US$M	2002 US$M

Foreign exchange options – sell US dollars/buy Australian dollars
Not later than one year (a)	—	0.6600	0.5533	0.6612	17	1 054

Total	—	0.6600	0.5533	0.6612	17	1 054

(a)	Foreign exchange options outstanding at 30 June 2002 related to the unwinding in July 2002 of cross currency interest rate swaps (CCIRS). This action had been taken to swap Australian dollar denominated debt to US dollars in July 2002, as a result of the majority of the BHP Billiton Group’s Australian dollar functional currency operations being demerged with BHP Steel.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Translational exposure in respect of investments in overseas operations

The functional currency of most BHP Billiton Group operations is US dollars. There are certain operations that have retained Australian dollars and UK pounds sterling as a functional currency, and during the year ended 30 June 2003, the BHP Billiton Group had a natural hedge between net foreign assets and borrowings in these currencies.

When not in conflict with exchange control requirements, the BHP Billiton Group’s policy is to minimise risk resulting from such investments through borrowings in these currencies.

If circumstances arise that render the natural hedge deficient, then specific hedging utilising cross currency swaps may occur. Such action was taken to swap Australian dollar denominated debt to US dollars during July 2002 as a result of the majority of the BHP Billiton Group’s Australian dollar functional currency operations being demerged with BHP Steel. Additionally, UK pounds sterling swaps originally entered into to provide a natural hedge against BHP Billiton Group’s UK Petroleum assets were unwound with the underlying debt facilities reverting to US dollar obligations.

The table following presents principal amounts and weighted average interest rates that the BHP Billiton Group has agreed to pay under cross currency swaps that are outstanding at the balance dates indicated, together with the weighted average contracted exchange rates. The instruments’ actual cash flows are denominated in US dollars, UK pounds sterling, Japanese yen, Australian dollars and Euros as indicated.

	Weighted average Exchange rate		Weighted average Interest rate payable		Weighted average Interest rate receivable		Principal amount

	2003	2002	2003%	2002%	2003%	2002%	2003 US$M	2002 US$M

Cross currency swaps
US dollar to Australian dollar swaps
Pay fixed/receive fixed
2002	—	0.6557	—	7.19	—	7.18	—	691
2003	—	0.6601	—	6.71	—	6.75	—	86

US dollar to UK pounds sterling swaps
Pay fixed/receive fixed
2002	—	0.6002	—	7.45	—	6.60	—	415
2003	—	0.5998	—	7.37	—	6.69	—	277
2004	—	0.5998	—	7.37	—	6.69	—	277
2005	—	0.5998	—	7.37	—	6.69	—	277

Japanese yen to US dollar swaps
Pay floating/receive fixed
2002	—	123.00	—	3.47	—	5.71	—	41

	Weighted average exchange rate		Weighted average interest rate payable		Weighted average interest rate receivable		Principal amount (a)

	2003	2002	2003%	2002%	2003%	2002%	2003 US$M	2002 US$M

Australian dollar to US dollar swaps
Pay floating (b)/receive floating (b)
2002	—	0.5217	—	2.44	—	4.81	—	130
2003	0.5437	0.5217	2.08	—	5.44	—	299	130
2004	0.5437	0.5217	—	—	—	—	299	130
2005	0.5620	—	—	—	—	—	169	—
Pay floating (b)/receive fixed
2002	—	0.5217	—	2.77	—	6.25	—	391
2003	0.5302	0.5217	2.49	—	6.51	6.25	504	391
2004	0.5302	0.5217	—	—	6.51	6.25	504	391
2005	0.5302	0.5217	—	—	6.51	6.25	504	391
2006	0.5217	0.5217	—	—	6.25	6.25	391	391
2007	0.5217	0.5217	—	—	6.25	6.25	391	391
2008	0.5217	0.5217	—	—	6.25	6.25	391	391

Euro to US dollar swaps
Pay fixed/receive fixed
2003	0.9881	—	3.88	—	4.38	—	741	—
2004	0.9881	—	3.88	—	4.38	—	741	—
2005	0.9881	—	3.88	—	4.38	—	741	—
2006	0.9881	—	3.88	—	4.38	—	741	—
2007	0.9881	—	3.88	—	4.38	—	741	—

(a)	Amount represents US$ equivalent of principal payable under the swap contract.
(b)	Floating interest rate in future periods will be based on LIBOR for US dollar swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Translational exposure in respect of non-functional currency monetary items

Monetary items denominated in currencies other than the functional currency of an operation are restated to US dollar equivalents, and the associated gain or loss is taken to the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration which are capitalised in tangible fixed assets. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

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

	Net foreign currency monetary assets/(liabilities)

	US$ 2003 US$M	A$ 2003 US$M	C$ 2003 US$M	SA rand 2003 US$M	Other 2003 US$M	Total 2003 US$M

Functional currency of Group operation
US $	—	(1 399)	(203)	(1 089)	(261)	(2 952)
Australian $	21	—	—	—	—	21
Canadian $	30	—	—	—	—	30
UK pounds sterling	(23)	(1)	—	—	—	(24)
Other	—	—	—	6	—	6

	28	(1 400)	(203)	(1 083)	(261)	(2 919)

	Net foreign currency monetary assets/(liabilities)

	US$ 2002 US$M	A$ 2002 US$M	C$ 2002 US$M	SA rand 2002 US$M	Other 2002 US$M	Total 2002 US$M

Functional currency of Group operation
US $	—	(1 413)	(376)	(892)	(278)	(2 959)
Australian $	7	—	—		(17)	(10)
Canadian $	—	—	—	—	—	—
UK pounds sterling	(103)	—	—	—	—	(103)
Other	11	—	—	1	—	12

	(85)	(1 413)	(376)	(891)	(295)	(3 060)

The SA rand monetary liabilities include borrowings raised in a variety of currencies, including US dollars and Euros, which, as a result of South African exchange control regulations, were subsequently swapped into SA rand.

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to provisions for deferred taxation and employee benefits.

Commodity price risk

The BHP Billiton Group is exposed to movements in the prices of the products it produces and sources from third parties which are generally sold as commodities on the world market.

Commodity price risk is managed pursuant to the Portfolio Risk Management strategy and within the overall CFaR limit. Strategic price hedges are taken out from time to time.

The following table provides information about the BHP Billiton Group’s material cash settled commodity contracts, which have not been recognised in the accounts.

Contract amounts are used to calculate the volume and average price to be exchanged under the contracts.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Volume		Units	Average price		Term to maturity (months)	Notional amount(a)
BHP Billiton Group	2003	2002		2003 US$	2002 US$		2003 US$M	2002 US$M

Aluminium
Forwards (buy)	792	412	000 tonnes	1 397	1 416	0–12	1 106	583
	112	104	000 tonnes	1 435	1 487	13–24	161	155
	50	46	000 tonnes	1 420	1 489	25–48	71	68
	1	—	000 tonnes	1 420	—	49–72	1	—
Forwards (buy) floating(b)	826	447	000 tonnes	—	—	0–12	—	—
	127	127	000 tonnes	—	—	13–24	—	—
	35	46	000 tonnes	—	—	25–48	—	—
	1	—	000 tonnes	—	—	49–72	—	—
Forwards (sell)	826	447	000 tonnes	1 393	1 411	0–12	1 151	631
	127	127	000 tonnes	1 421	1 475	13–24	180	187
	35	46	000 tonnes	1 416	1 473	25–48	50	68
	1	—	000 tonnes	1 393	—	49–72	1	—
Forwards (sell) floating(b)	792	412	000 tonnes	—	—	0–12	—	—
	112	104	000 tonnes	—	—	13–24	—	—
	50	46	000 tonnes	—	—	25–48	—	—
	1	—	000 tonnes	—	—	49–72	—	—

Copper
Forwards (buy)	37	15	000 tonnes	1 675	1 629	0–12	62	25
Forwards (buy) floating(b)	52	20	000 tonnes	—	—	0–12	—	—
Forwards (sell)	52	20	000 tonnes	1 661	1 648	0–12	87	33
Forwards (sell) floating(b)	37	15	000 tonnes	—	—	0–12	—	—

Zinc
Forwards (buy)	10	—	000 tonnes	794	—	0–12	8	—
Forwards (buy) floating(b)	17	—	000 tonnes	—	—	0–12	—	—
Forwards (sell)	17	—	000 tonnes	804	—	0–12	14	—
Forwards (sell) floating(b)	10	—	000 tonnes	—	—	0–12	—	—

Lead
Forwards (buy)	25	—	000 tonnes	466	—	0–12	11	—
Forwards (buy) floating(b)	65	—	000 tonnes	—	—	0–12	—	—
	8	—	000 tonnes	—	—	13–24	—	—
Forwards (sell)	65	—	000 tonnes	470	—	0–12	31	—
	8	—	000 tonnes	488	—	13–24	4	—
Forwards (sell) floating(b)	25	—	000 tonnes	—	—	0–12	—	—

Silver
Forwards (buy)	1 650	—	000 ounces	4.73	—	0–12	8	—
Forwards (buy) floating(b)	7 475	—	000 ounces	—	—	0–12	—	—
Forwards (sell)	7 475	—	000 ounces	4.70	—	0–12	35	—
Forwards (sell) floating(b)	1 650	—	000 ounces	—	—	0–12	—	—

Petroleum
Forwards (buy)	8 668	—	000 barrels	25.45	—	0–12	221	—
Forwards (buy) floating (b)	8 690	—	000 barrels	—	—	0–12	—	—
Forwards (sell)	8 690	—	000 barrels	25.49	—	0–12	221	—
Forwards (sell) floating (b)	8 668	—	000 barrels	—	—	0–12	—	—

Energy Coal
Forwards (buy)	20 451	4 405	000 tonnes	34.49	30.58	0–12	705	135
	5 820	1 290	000 tonnes	36.32	31.20	13–24	211	40
	870	—	000 tonnes	35.88	—	25–48	31	—
Forwards (buy) floating (b)	23 515	8 630	000 tonnes	—	—	0–12	—	—
	7 035	3 480	000 tonnes	—	—	13–24	—	—
	735	150	000 tonnes	—	—	25–48	—	—
Forwards (sell)	23 515	8 630	000 tonnes	34.39	31.35	0–12	809	271
	7 035	3 480	000 tonnes	34.81	33.06	13–24	245	115
	735	150	000 tonnes	31.99	35.45	25–48	24	5
Forwards (sell) floating (b)	20 451	4 405	000 tonnes	—	—	0–12	—	—
	5 820	1 290	000 tonnes	—	—	13–24	—	—
	870	—	000 tonnes	—	—	25–48	—	—
Purchased calls	105	270	000 tonnes	33.71	34.00	0–12	4	9
	—	210	000 tonnes	—	33.71	13–24	—	7
Sold puts	270	150	000 tonnes	32.11	32.60	0–12	9	5
	—	150	000 tonnes	—	32.60	13–24	—	5
Sold calls	645	1 500	000 tonnes	33.83	34.01	0–12	22	51
	—	1 290	000 tonnes	—	34.05	13–24	—	44

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Volume		Units	Average price		Term to maturity (months)	Notional amount(a)
BHP Billiton Group	2003	2002		2003 US$	2002 US$		2003 US$M	2002 US$M

Freight Transport and Logistics
Forwards (buy)	3 550	50	days	12 256	12 600	0–12	44	1
	1 104	100	days	10 417	12 600	13–24	12	1
Forwards (buy) floating (b)	3 499	—	days	—	—	0–12	—	—
	920	—	days	—	—	13–24	—	—
Forwards (sell)	3 499	—	days	11 791	—	0–12	41	—
	920	—	days	10 680	—	13–24	10	—
Forwards (sell) floating (b)	3 550	50	days	—	—	0–12	—	—
	1 104	100	days	—	—	13–24	—	—
Forwards (buy)	5 874	450	000 tonnes	8.77	7.12	0–12	52	3
	1 275	600	000 tonnes	6.63	7.34	13–24	8	4
	—	150	000 tonnes	—	8.00	25–48	—	1
Forwards (buy) floating (b)	4 974	450	000 tonnes	—	—	0–12	—	—
	1 200	450	000 tonnes	—	—	13–24	—	—
Forwards (sell)	4 974	450	000 tonnes	8.82	7.60	0–12	44	3
	1 200	450	000 tonnes	6.84	7.60	13–24	8	3
Forwards (sell) floating (b)	5 874	450	000 tonnes	—	—	0–12	—	—
	1 275	600	000 tonnes	—	—	13–24	—	—
	—	150	000 tonnes	—	—	25–48	—	—

(a)	The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.
(b)	Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.

Hedging of financial risks

Cumulative unrecognised gains and losses on the instruments used for hedging foreign currency transaction exposures and commodity price risks and the movements therein are as follows:

	Gains 2003 US$M	Losses 2003 US$M	Net gains/ (losses) 2003 US$M	Gains 2002 US$M	Losses 2002 US$M	Net gains/ (losses) 2002 US$M

Opening balance unrecognised gains/(losses)	—	(175)	(175)	10	(615)	(605)
(Gains)/losses arising in previous years recognised in the year	—	139	139	(9)	327	318

Gains/(losses) arising in prior years and not recognised	—	(36)	(36)	1	(288)	(287)
Gains/(losses) arising in the year and not recognised	104	19	123	(1)	113	112

Closing balance unrecognised gains/(losses) (a)	104	(17)	87	—	(175)	(175)

of which:
Gains/(losses) expected to be recognised within one year	94	(16)	78	—	(139)	(139)
Gains/(losses) expected to be recognised after one year	10	(1)	9	—	(36)	(36)

	104	(17)	87	—	(175)	(175)

(a)	Full recognition will not appear in the profit and loss account as US$56 million (2002: US$nil) will be capitalised into Fixed Assets.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and exposures in relation to investments in overseas operations, and the movements therein are as follows:

	Forward currency swaps 2003 US$M	CCIRS interest component 2003 US$M	Interest rate swaps 2003 US$M	Finance lease swap (a) 2003 US$M	Forward currency swaps 2002 US$M	CCIRS interest component 2002 US$M	Interest rate swaps 2002 US$M	Finance lease swap (a) 2002 US$M

Opening balance unrecognised gains	31	26	10	2	13	32	9	8
(Gains)/losses arising in previous years recognised in the year	(13)	(20)	—	1	(3)	(5)	—	(2)

Gains arising in prior years and not recognised	18	6	10	3	10	27	9	6
Gains/(losses) arising in the year and not recognised	(7)	30	31	(1)	21	(1)	1	(4)

Closing balance unrecognised gains	11	36	41	2	31	26	10	2

of which:
Gains expected to be recognised within one year	7	—	—	1	13	20	—	(1)
Gains expected to be recognised after one year	4	36	41	1	18	6	10	3

	11	36	41	2	31	26	10	2

(a)	Included within the book value of short-term and long-term liabilities are finance leases which have been swapped from a fixed interest rate to a floating interest rate and from a ten-year term to a five-year term. The book value of these leases is US$15 million (2002: US$26 million). The effect of the swap is to match the initial lease obligation by receiving payments over a ten-year period at a fixed rate and making payments on a floating rate over five years. For the purpose of the disclosures, the book value of the finance leases is shown as it would be excluding the effect of the finance lease swap. The fair value disclosures relate only to the swapped components and reflect the fact that the swap receivable is subject to a fixed rate.

Financial liabilities – interest rate and currency profile

Short-term creditors (other than short-term loans and derivative financial instruments) are excluded from the disclosures below.

The currency and interest rate profile of the financial liabilities of the BHP Billiton Group shown in the table below take into account interest rate and currency swaps:

	Fixed rate 2003 US$M	Floating rate(a) 2003 US$M	Interest free 2003 US$M	Total 2003 US$M	Fixed rate 2002 US$M	Floating rate(a) 2002 US$M	Interest free 2002 US$M	Total 2002 US$M

Currency
US $	3 349	3 278	100	6 727	1 771	4 119	7	5 897
SA rand	146	456	38	640	136	219	23	378
Australian $	16	25	10	51	817	476	10	1 303
Canadian $	—	—	—	—	235	—	—	235
Other	15	8	—	23	454	71	—	525

	3 526	3 767	148	7 441	3 413	4 885	40	8 338

(a)	The floating rate financial liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.

The weighted average interest rate of fixed rate liabilities and the weighted average maturity period of fixed rate and interest free liabilities respectively which are shown in the table below take into account interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities.

	Weighted average fixed interest rate % 2003	Weighted average period for which rate is fixed Years 2003	Weighted average period to maturity of the interest free liabilities Years 2003	Weighted average fixed interest rate % 2002	Weighted average period for which rate is fixed Years 2002	Weighted average period to maturity of the interest free liabilities Years 2002

Currency
US $	6.56	7	1	7.66	13	1
SA rand	12.39	5	13	12.52	6	13
Australian $	7.88	6	1	7.34	1	2
Canadian $	—	—	—	5.50	1	—
Other	7.43	9	—	7.47	3	—

	6.81	7	3	7.55	8	8

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Financial assets – interest rate and currency profile

Short-term debtors which are not deemed financial instruments are excluded from the disclosures below.

The currency and interest rate profile of the BHP Billiton Group’s financial assets is as follows:

	Fixed rate 2003 US$M	Floating rate(a) 2003 US$M	Non- interest bearing(b) 2003 US$M	Total 2003 US$M	Fixed rate 2002 US$M	Floating rate(a) 2002 US$M	Non- interest bearing(b) 2002 US$M	Total 2002 US$M

Currency
US $	27	1 578	385	1 990	20	1 747	587	2 354
SA rand	5	193	25	223	5	99	31	135
Australian $	23	14	203	240	44	66	142	252
Canadian $	2	144	—	146	—	1	—	1
Other	22	74	101	197	—	192	101	293

	79	2 003	714	2 796	69	2 105	861	3 035

(a)	The floating rate financial assets earn interest at various rates set with reference to the prevailing LIBOR or equivalent.
(b)	Included within the non-interest bearing category are fixed asset investments of US$123 million (2002: US$478 million), debtors deemed to be financial instruments of US$544 million (2002: US$379 million), loans to joint ventures and associates US$24 million (2002: US$nil) and other current asset investments of US$23 million (2002: US$4 million). Items included within this category, except for current asset investments, are generally intended to be held for periods greater than five years.

Liquidity exposures

The maturity profile of the Group’s financial liabilities is as follows:

	Bank loans, debentures and other loans 2003 US$M	Obligations under finance leases 2003 US$M	Subsidiary preference shares 2003 US$M	Other creditors 2003 US$M	Total 2003 US$M

In one year or less or on demand	1 032	4	—	—	1 036
In more than one year but not more than two years	663	49	—	106	818
In more than two years but not more than five years	2 142	—	450	4	2 596
In more than five years	2 984	—	—	7	2 991

	6 821	53	450	117	7 441

	Bank loans, debentures and other loans 2002 US$M	Obligations under finance leases 2002 US$M	Subsidiary preference shares 2002 US$M	Other creditors 2002 US$M	Total 2002 US$M

In one year or less or on demand	2 785	2	—	—	2 787
In more than one year but not more than two years	127	33	150	14	324
In more than two years but not more than five years	3 000	—	300	3	3 303
In more than five years	1 924	—	—	—	1 924

	7 836	35	450	17	8 338

	2003 US$M	2002 US$M

Loans falling due after more than five years are repayable as follows:
By instalments	529	400
Not by instalments	2 455	1 524

	2 984	1 924

The aggregate amount of loans repayable by instalments and for which at least one instalment falls due after five years is US$1 052 million (2002: US$652 million).

At 30 June 2003 borrowings of US$66 million (2002: US$180 million) and US$601 million (2002: US$447 million) due within and after more than one year respectively were secured by assets of the BHP Billiton Group.

Borrowing facilities

The maturity profile of the BHP Billiton Group’s undrawn committed facilities is as follows:

	2003 US$M	2002 US$M

Expiring in one year or less	1 250	1 250
Expiring in more than one year (a)	2 112	401

	3 362	1 651

(a)	Included in this amount is Tranche B being US$1 250 million (2002: US$1 250 million) of the Group’s US$2.5 billion syndicated multi-currency revolving credit facility which is used to support the commercial paper programs of the Group. The amount of commercial paper on issue at 30 June 2003 was US$138 million (2002: US$849 million).

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

Notes to Financial Statements continued

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

The fair value of the BHP Billiton Group’s financial instruments is as follows:

	Book value 2003 US$M	Fair value 2003 US$M	Book value 2002 US$M	Fair value 2002 US$M

Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Short-term borrowings	(1 036)	(1 036)	(2 895)	(2 915)
Long-term borrowings and other creditors	(6 734)	(7 291)	(5 658)	(5 978)
Cross currency contracts
Principal	314	314	189	189
Interest rate	30	77	—	57
Finance lease swap	15	17	26	28
Interest rate swaps	7	48	—	10
Cash and money market deposits	1 552	1 552	1 499	1 499
Loans to joint ventures and associates	293	293	488	488
Current asset investments	143	143	117	117
Fixed asset investments (excluding investment in own shares)	148	153	496	516
Investment in exploration companies (refer note 15)	—	11	—	11
Other debtors to be settled in cash	604	604	435	413
Forward foreign currency contracts	19	19	—	—
Derivative financial instruments held to hedge the BHP Billiton Group’s exposure on expected future sales and capital and operating purchases
Forward commodity contracts	—	(8)	—	(2)
Forward foreign currency contracts	—	95	—	(173)

	(4 645)	(5 009)	(5 303)	(5 740)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges.

30 Related parties

BHP Billiton Group companies have trading relationships with a number of joint ventures and associates of the BHP Billiton Group. In some cases there are contractual arrangements in place under which the BHP Billiton Group companies source supplies from such undertakings, or such undertakings source supplies from the BHP Billiton Group companies. In the year ended 30 June 2003, sales made by BHP Billiton Group entities to such joint ventures and associates amounted to US$32 million (2002: US$240 million; 2001: US$389 million) and purchases amounted to US$2 million (2002: US$3 million; 2001: US$2 million).

Amounts owing between the BHP Billiton Group and joint ventures and associates are disclosed in note 15.

All transactions with joint ventures and associates are conducted in the normal course of business and under normal commercial terms and conditions.

In 2001, two Directors, Mr Gilbertson (resigned 5 January 2003) and Mr Davis (resigned 29 June 2001), were granted options to purchase properties owned by the BHP Billiton Group, which they occupied rent free, at open market value at the time of exercise of the options. The properties were purchased in 2002.

Following the termination of his employment as Chief Executive Officer on 1 July 2002, Mr Anderson entered into a consultancy arrangement with BHP Billiton Group under which he agreed to act as a consultant to the Group for two years commencing at the time he ceased to be a Director. Mr Anderson received a total fee in 2003 of US$104 739 under this arrangement.

Share transactions with Directors and Director-related entities

The current Chief Executive Officer, C W Goodyear, was conditionally awarded 180 154 ordinary shares in BHP Billiton Limited under the Group Incentive Scheme during the year ended 30 June 2003 (2002: nil).

On 23 May 2003, agreement was reached with former Chief Executive B P Gilbertson regarding the terms of termination of his employment with the Group, some two and a half years earlier than the date provided under his contracts. Mr Gilbertson was a participant in the Group’s employee share plans. None of the entitlements under those plans that had been granted to him but that had not vested at the date of his termination were transferred. Rather, the entitlements were scaled back to reflect the period of his employment. Mr Gilbertson continues to hold the scaled back entitlements but they remain subject to the same conditions that applied on grant, where pre-determined performance hurdles must be satisfied. Those hurdles will be measured at the same time and in the same manner as for other participants. The number of shares Mr Gilbertson has retained an entitlement to is 228 675 (comprising 63 159 Performance Shares under the Group Incentive Scheme, 123 218

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

shares under the Restricted Share Scheme and 42 298 shares under the Co-Investment Plan). The number, if any, that might ultimately vest will remain dependent on satisfaction of the performance hurdles.

The former Managing Director and Chief Executive Officer, P M Anderson received 374 693 ordinary shares in BHP Billiton Limited during the year ended 30 June 2002 on exercise of Performance Rights.

Relatives of M A Chaney own 3 914 (2002: 3 914) fully paid ordinary shares and relatives of the current Chief Executive Officer C W Goodyear own 3 671 (2002: 3 671) American Depositary Shares (ADS). Each ADS represents two fully paid ordinary shares.

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

Transactions with Director-related entities

A number of Directors or former Directors of BHP Billiton Plc hold or have held positions in other companies, where it may be said they control or significantly influence the financial or operating policies of these entities. Accordingly, the following entities are considered to be Director-related entities:

Director of BHP Billiton Plc	Director-related entity	Position held in Director-related entity

M A Chaney	Wesfarmers (Group) Limited	Managing Director
D A Jenkins	Chartwood Resources Ltd	Chairman and Managing Director
B D Romeril (a)	Xerox Corporation	Chief Financial Officer

(a)	B D Romeril retired as Chief Financial Officer of Xerox Corporation on 31 December 2001.

Transactions between the BHP Billiton Group and these Director-related entities are detailed below:

•	The Wesfarmers Group received US$5.015 million during the year ended 30 June 2003 (2002: US$22.287 million) for products and services provided to the BHP Billiton Group. The Wesfarmers Group paid US$nil (2002: US$5.052 million) to the BHP Billiton Group for various products.

•	Xerox Corporation received US$1.831 million during the year ended 30 June 2002 for products and services provided to the BHP Billiton Group. At 30 June 2002 outstanding amounts due to the Xerox Corporation were US$0.619 million.

31 Contingent liabilities

	2003 US$M(c)	2002 US$M(c)

Contingent liabilities at balance date, not otherwise provided for in these accounts, are categorised as arising from:
Joint ventures and proportionally included joint arrangements (unsecured)
Other (b)	174	165

	174	165

Subsidiary undertakings (unsecured, including guarantees)
Group guarantees of borrowings of joint ventures and associates	398	429
Bank guarantees (a)	—	—
Performance guarantees (a)	70	72
Letter of credit	2	3
Other (b)	131	138

	601	642

Total contingent liabilities	775	807

(a)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(b)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these accounts. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above. Details of the principal legal claims are set out below and in note 21.
(c)	For US GAAP reporting purposes, the Group is required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible, and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group guarantees of borrowings of joint ventures and associates of US$47 million (2002: US$21 million), US$45 million (2002: US$25 million) in performance guarantees and US$198 million (2002: US$43 million) in other for which provisions have been included in the Group accounts.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Significant guarantees

The following outlines the details of significant guarantees provided by the BHP Billiton Group at 30 June 2003 and included in the table above where appropriate.

Name	Approximate term of the guarantee and maximum exposure	Details on how the guarantee arose	Events or circumstances that require BHP Billiton to perform under the terms of the guarantee

Bank guarantees of joint ventures and associates
Antamina SA Senior Debt	US$398 million (2002: US$423 million) is included as the Group’s guarantees of borrowings of joint ventures and associates relating to its 33.75% share of Antamina SA’s senior debt. The Group’s maximum exposure in relation to this debt is US$445 million (2002: US$445 million).Following the satisfaction of several pre-agreed completion tests, the guarantee terminated on 1 July 2003.	Rio Algom, a wholly-owned subsidiary of the BHP Billiton Group, provided a several pre-completion guarantee of its share of Antamina SA’s project financing senior debt.

Bank guarantees -Other
Workcover bank guarantees

The term of these guarantees are ongoing as they cover all current and long tail liability claims associated with former Steel businesses and continuing BHP Billiton businesses.

Bank guarantees of US$44 million (2002: US$nil) in relation to workcover are indemnified in full by BHP Steel.

		These guarantees predominantly relate to guarantees in favour of workcover authorities in various States throughout Australia. Each State’s workcover authority requires that a self-insurer put in place guarantees equivalent to the actuarially assessed potential liability.	Failure to meet the financial obligations required under each State’s relevant Workcover Act. BHP Steel has indemnified the BHP Billiton Group for any liabilities or loss arising out of or in connection with such guarantees related to BHP Steel. Due to the indemnification provided by BHP Steel the Group considers the risk of transfer of economic benefit to be remote and has therefore not included them in the table above.

Performance guarantees
Mozal SARL guarantees

Following the satisfaction of several pre-agreed completion tests expected to occur between December 2003 and May 2004, the guarantees are expected to terminate.

The project is progressing on schedule with full production estimated to occur by December 2003.

The estimated maximum exposure for this guarantee is US$45 million (2002: US$25 million) based on the incremental obligation between the Group’s ownership interest and the guaranteed amount.

The guarantee arose as part of the funding arrangements for Mozal I. The period of the guarantee was extended as a result of the Mozal II expansion project.

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

Charter guarantees of ocean-going transportation vessels

The guarantees extend over a charter period of 15 years.

The maximum exposures under these guarantees is US$59 million (2002: US$54 million) but reduces over time as the time charter obligations are met.

		The Group has guaranteed the time charter obligations for ocean-going transportation vessels entered into by parties related to the Group.	These guarantees would be called should the related party fail to honour their obligations under the time charter arrangements.

Current litigation

Ok Tedi Mining Limited

On 7 June 1996, Rex Dagi, Alex Maun and the remaining plaintiffs to Victorian Supreme Court proceedings against BHP Billiton Limited and Ok Tedi Mining Limited (OTML) entered into a Settlement Agreement.

The principal terms of the agreement included the following:

•	Each of the parties was required to make public announcements in terms agreed among the parties, to commit to the obligations in the public announcements and to support a process to reach agreement with the Lower Ok Tedi village communities.

•	BHP Billiton Limited agreed to commit as soon as practicable to the implementation of any tailings option recommended by the independent inquiry or review to be conducted by the State (‘the tailings option’) providing BHP Billiton Limited bona fide considers that option to be economically and technically feasible.

•	BHP Billiton Limited’s commitment to implement the tailings option is subject to unexpected or unforeseen circumstances which may render the tailings option economically or technically unfeasible; and obtaining all necessary leases and other approvals required from the landowners and the State.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

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

BHP Billiton Limited transferred its entire shareholding in OTML to PNG Sustainable Development Program Limited (‘Program Company’) in February 2002, completing BHP Billiton Limited’s withdrawal from the Ok Tedi copper mine. The Program Company operates for the benefit of the Papua New Guinean people.

Legal arrangements for the withdrawal encompass a series of legal releases, indemnities and warranties that safeguard BHP Billiton’s interests following its exit from OTML.

The Victorian Supreme Court litigation continues, with substantially amended pleadings. The Court has set out a detailed timetable for further steps, including witness statements, leading to compulsory mediation and, if necessary, trial in mid-2004.

No amounts have been included in contingent liabilities in respect of this item of litigation.

Bass Strait – Longford

Following the 25 September 1998 explosion and fire at Longford, a class action was commenced in the Federal Court of Australia on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following those events (together the ‘Applicants’). On 12 April 2001, the action was transferred to the Supreme Court of Victoria. The action is against Esso Australia Resources Pty Ltd (‘Esso’). Esso has joined the State of Victoria and various entities associated with the State (together the ‘State Entities’ ) as cross respondents alleging certain failures and contributory negligence on the part of the State Entities. In turn, following hearing of the claim against Esso the State Entities may join BHP Billiton Petroleum (Bass Strait) Pty Ltd (BHPBP) as a further cross respondent, with the effect that if any sums are recovered against the State Entities they will seek contribution from BHPBP.

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

On 20 February 2003, the Victorian Supreme Court found that Esso is not liable for economic loss. The court further found that Esso is liable to business users for property damage and any economic loss consequential upon property damage. The quantum of these losses is unknown. The Court set a date of 1 September 2003 for lodgement of particulars of all claims. Resolution of claims is likely to continue into 2004.

Over the next few months the Court will also consider questions of appeal, and whether claims against the State and BHPBP should proceed.

No amounts have been included in contingent liabilities in respect of this item of litigation.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

32 BHP Billiton Plc (unconsolidated parent company)

BHP Billiton Plc (the parent company) is exempt from presenting its own profit and loss account in accordance with s230 of the Companies Act 1985. BHP Billiton Plc is required to present its unconsolidated balance sheet and certain notes to the balance sheet on a stand-alone basis as at 30 June 2003 and 2002 as follows:

BHP Billiton Plc (unconsolidated parent company) balance sheet

	BHP Billiton Plc

	2003 US$M	2002 US$M

Fixed assets
Investments
Subsidiaries	3 030	3 030

	3 030	3 030

Current assets
Debtors – amounts due within one year (a)	318	97
Cash including money market deposits	1	—

	319	97
Creditors – amounts falling due within one year (b)	(950)	(613)

Net current liabilities	(631)	(516)

Total assets less current liabilities	2 399	2 514
Provisions for liabilities and charges (c)	(44)	(10)

Net assets	2 355	2 504

Capital and reserves
Called up share capital – BHP Billiton Plc (refer note 22)	1 234	1 160
Share premium account (d)	518	592
Profit and loss account (d)	603	752

Equity shareholders’ funds (e)	2 355	2 504

Notes to the BHP Billiton Plc (unconsolidated parent company) balance sheet

(a) Debtors – amounts due within one year

	BHP Billiton Plc

	2003 US$M	2002 US$M

Amounts owed by Group undertakings	300	84
Other debtors	4	—
Tax recoverable	14	13

	318	97

(b) Creditors – amounts falling due within one year

	BHP Billiton Plc

	2003 US$M	2002 US$M

Bank overdraft	100	—
Amounts owed to Group undertakings	656	456
Accruals and deferred income	9	6
Dividends payable	185	151

	950	613

The audit fee payable in respect of the audit of the BHP Billiton Plc company financial statements was US$66 000 (2002: US$15 000). This has been included within amounts owed to Group undertakings

(c) Provisions for liabilities and charges

	BHP Billiton Plc

	2003 US$M	2002 US$M

Employee entitlements	41	6
Restructuring	2	3
Post-retirement medical benefits	1	1

	44	10

The movement in employee entitlements of US$35 million represents US$49 million which has been charged to the profit and loss account for salaries, bonuses, share awards and pension costs, less US$14 million in payments made during the year

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

(d) Reserves

	BHP Billiton Plc		BHP Billiton Plc

	Share premium account 2003 US$M	Profit & loss account 2003 US$M	Share premium account 2002 US$M	Profit & loss account 2002 US$M

At beginning of the financial year	592	752	592	1 125
Retained loss for the financial year	—	(149)	—	(373)
Bonus shares issued	(74)	—	—	—

At end of the financial year	518	603	592	752

Upon the demerger of the BHP Steel business in July 2002 bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).

(e) Reconciliation of movements in shareholders’ funds

	BHP Billiton Plc

	2003 US$M	2002 US$M

Profit/(loss) for the financial year	209	(72)

Total recognised gains and losses	209	(72)
Dividends	(358)	(301)

Net movement in shareholders’ funds	(149)	(373)
Shareholders’ funds at beginning of the financial year	2 504	2 877

Shareholders’ funds at end of the financial year	2 355	2 504

Parent company guarantees

BHP Billiton Plc has guaranteed certain financing facilities available to subsidiaries. At 30 June 2003 such facilities totalled US$1 016 million (2002: US$614 million) of which US$816 million (2002: US$258 million) was drawn.

Under the terms of a deed poll guarantee BHP Billiton Plc has also guaranteed certain current and future liabilities of BHP Billiton Ltd. At 30 June 2003 the guaranteed liabilities amounted to US$3 737 million (2002: US$4 345 million).

BHP Billiton Plc and BHP Billiton Limited have severally, fully and unconditionally guaranteed the payment of the principal of, premium, if any, and interest on the notes including certain additional amounts which may be payable in respect of the notes issued by BHP Billiton Finance (USA) Ltd on 17 April 2003. BHP Billiton Plc and BHP Billiton Limited have guaranteed the payment of such amount when such amounts become due and payable, whether on an interest payment date, at the stated maturity of the notes, by declaration or acceleration, call for redemption or otherwise. At 30 June 2003 the guaranteed liabilities amounted to US$850 million.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

33 US Generally Accepted Accounting Principles disclosures

The financial statements of the BHP Billiton Group are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). The financial statements, analyses and reconciliations presented in this note represent the financial information which would be required if US GAAP had been applied instead of UK GAAP. As discussed below, the Group changed its methods of accounting for goodwill and emplyee stock-based compensation, refer footnotes (D) and (R) respectively, under US GAAP in the year ended 30 June 2003.

Reconciliation to US GAAP

The following is a summary of the estimated adjustments to net income for the years ended 30 June 2003, 2002 and 2001 that would be required if US GAAP had been applied instead of UK GAAP. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

		2003 US$M	2002 US$M	2001 US$M

Reconciliation of net income
Attributable profit as reported under UK GAAP add/(deduct)		1 901	1 690	1 529
add/(deduct)
Estimated adjustment required to accord with US GAAP:
BHP Billiton Plc Group’s pre-acquisition profit attributable to shareholders under UK GAAP	(A)	—	—	(565)
Fair value adjustment on acquisition of BHP Billiton Plc Group – depreciation, amortisation and other asset movements	(B)	(181)	(454)	(11)
BHP Steel demerger	(C)	17	(333)	—
Employee compensation costs	(D)	31	26	(117)
Write-down of assets	(E)	8	—	—
Depreciation – write-downs	(E)	(2)	(18)	(19)
Depreciation – revaluations	(F)	5	5	5
Depreciation – reserves	(G)	(3)	(15)	—
Restructuring and employee provisions	(H)	(11)	(55)	31
Fair value accounting for derivatives	(I)	(23)	279	(33)
Synthetic debt	(J)	(20)	18	—
Realised net exchange gains on sale of assets/closure of operations	(K)	—	84	7
Exploration, evaluation and development expenditures	(L)	9	(60)	(3)
Start-up costs	(M)	3	(2)	5
Profit on asset sales	(N)	2	2	2
Pension plans	(O)	(24)	(12)	24
Other post-retirement benefits	(P)	5	8	—
Mozal expansion rights	(Q)	6	22	—
Goodwill	(R)	2	—	—
Employee Share Plan loans	(S)	(8)	(16)	—
Purchase business combination costs	(T)	—	—	38
Expenses on spin-off of OneSteel	(U)	—	—	(30)
Restoration and rehabilitation costs	(V)	—	—	50
Consolidation of Tubemakers of Australia Ltd	(W)	—	—	(1)
Taxation effect of above adjustments		118	66	(30)
Other taxation adjustments	(X)	(254)	14	—

Total adjustment		(320)	(441)	(647)

Net income of BHP Billiton Group under US GAAP		1 581	1 249	882

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

The following is a summarised income statement prepared in accordance with US GAAP. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

	2003 US$M	2002 US$M	2001 US$M

Consolidated income statement
Sales revenue	15 608	13 552	8 100
deduct
Cost of sales	10 965	9 527	6 149
Depreciation and amortisation	1 820	1 882	1 137
General and administrative expenses	125	174	185

Operating income	2 698	1 969	629
add
Other income	223	321	516
Interest income	65	142	61
deduct
Interest expense	302	465	271
Net foreign exchange loss/(gain)	462	(242)	25

Income before tax, minority interests and equity in net earnings of affiliated companies	2 222	2 209	910
deduct
Taxation expense	774	878	467
add
Share of profits of affiliated companies	164	221	15
deduct/(add)
Minority interests	36	39	(260)

Net income from Continuing Operations	1 576	1 513	718

Discontinued Operations
Income from Discontinued Operations	—	74	205
deduct/(add)
Taxation expense/(benefit) from Discontinued Operations	—	(3)	34
add/(deduct)
Net profit/(loss) on disposal of operations	5	(333)	(31)
deduct
Minority interest in Discontinued Operations	—	8	4

Net income/(loss) from Discontinued Operations	5	(264)	136

Cumulative effect of change in accounting policy, net of tax	—	—	28

Net income	1 581	1 249	882

	2003 US$	2002 US$	2001 US$

Earnings per share – US GAAP (a)(b)
Basic – Continuing Operations	0.25	0.25	0.19
Diluted – Continuing Operations	0.25	0.25	0.19
Basic – Discontinued Operations	—	(0.04)	0.04
Diluted – Discontinued Operations	—	(0.04)	0.04
Basic – cumulative effect of change in accounting policy	—	—	0.01
Diluted – cumulative effect of change in accounting policy	—	—	0.01
Basic – net income	0.25	0.21	0.24
Diluted – net income	0.25	0.21	0.24

(a)	Based on the weighted average number of shares on issue for the period (refer note 12).
(b)	For the periods indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

The following reconciliation of comprehensive income reports changes in shareholders’ equity excluding those resulting from investments by shareholders and distributions to shareholders.

		2003 US$M	2002 US$M	2001 US$M

Reconciliation of comprehensive income (a)
Total changes in equity other than those resulting from transactions with owners under UK GAAP		1 968	1 715	1 401
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
Total adjustment to net income per above reconciliation		(320)	(441)	(227)
Reclassification adjustment for net exchange gains		—	(84)	(7)
Net loss on qualifying cash flow hedging instruments at 1 July 2000		—	—	(268)
Losses on qualifying cash flow hedging instruments		—	—	(301)
Net transfer to earnings on maturity of cash flow hedging instruments		221	148	150
Minimum pension liability	(O)	(195)	—	—
Change in fair value of listed investments	(Y)	1	5	—

Comprehensive income – under US GAAP		1 675	1 343	748

Accumulated other comprehensive income comprises:
Exchange fluctuation account		362	387	446
Qualifying cash flow hedging instruments (b)		(50)	(271)	(419)
Minimum pension liability		(195)	—	—
Other items		6	5	—

Total accumulated other comprehensive income		123	121	27

Tax benefit/(expense) of other comprehensive income items:
Movements in exchange fluctuation account		(2)	1	74
Net loss on qualifying cash flow hedging instruments as at 1 July 2000		—	—	115
Losses on qualifying cash flow hedging instruments		—	—	129
Net transfer to earnings on maturity of cash flow hedging instruments		(95)	(63)	(65)
Minimum pension liability		33	—	—
Changes in fair value of listed investments		—	—	—

(a)	2003 and 2002 represent the BHP Billiton Group. 2001 represents the ‘predecessor’ being the BHP Billiton Limited Group.
(b)	Estimated losses expected to be reclassified from other comprehensive income to earnings in the year ending 30 June 2004 are approximately US$47 million after tax.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

The following is a summary of the estimated adjustments to shareholders’ equity as at 30 June 2003 and 30 June 2002 that would be required if US GAAP had been applied instead of UK GAAP. Certain items in the comparative period have been reclassified to conform to current period disclosures.

		2003 US$M	2002 US$M

Reconciliation of shareholders’ equity
Shareholders’ equity under UK GAAP		12 013	12 356
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group
Investments	(B) (ii)	1 000	1 039
Property, plant and equipment	(B) (iii)	1 967	2 072
Undeveloped properties	(B) (iv)	660	687
Long-term contracts	(B) (v)	37	39
Goodwill	(B) (vi)	3 171	3 174
Long-term debt	(B) (vii)	8	13
BHP Steel demerger	(C)	—	(264)
Employee compensation costs	(D)	81	—
Write-down of assets	(E)	53	87
Property, plant and equipment revaluations	(F)	(58)	(63)
Reserves	(G)	(18)	(15)
Restructuring and employee provisions	(H)	—	11
Fair value accounting for derivatives	(I)	166	(127)
Synthetic debt	(J)	11	31
Exploration, evaluation and development expenditures	(L)	(117)	(126)
Start-up costs	(M)	(52)	(55)
Profit on asset sales	(N)	(18)	(20)
Pension plans	(O)	(361)	(109)
Other post-retirement benefits	(P)	(10)	(15)
Mozal expansion rights debtor	(Q)	(33)	(39)
Goodwill	(R)	2	—
Employee Share Plan loans	(S)	(71)	(135)
Change in fair value of listed investments	(Y)	11	10
Taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(B) (viii)	(1 461)	(1 557)
Taxation effect of all other above adjustments		91	139
Other taxation adjustments	(X)	(240)	14

Total adjustment		4 819	4 791

Shareholders’ equity under US GAAP		16 832	17 147

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

The following are the variations in the balance sheet as at 30 June 2003 and 30 June 2002 that would be required if US GAAP had been applied instead of UK GAAP.

The column headed ‘Unadjusted’ represents a US GAAP format presentation of the assets, liabilities and shareholders’ equity which have been measured in accordance with UK GAAP. The column headed ‘Adjustments’ represents the allocation of those measurement differences (presented in the ‘Reconciliation of shareholders’ equity’), which are required to derive a balance sheet in accordance with US GAAP. Certain items in the comparative period have been reclassified to conform to current period disclosures.

	Unadjusted 30 June 2003 US$M	Adjustments 30 June 2003 US$M	US GAAP 30 June 2003 US$M	Unadjusted 30 June 2002 US$M	Adjustments 30 June 2002 US$M	US GAAP 30 June 2002 US$M

Balance Sheet
Assets
Current assets
Cash	1 552	—	1 552	1 413	—	1 413
Restricted cash	—	275	275	—	273	273
Receivables	2 095	(8)	2 087	2 151	(251)	1 900
Other financial assets	143	70	213	116	—	116
Inventories	1 328	—	1 328	1 160	—	1 160
Other assets	129	—	129	100	93	193

Total current assets – continuing operations	5 247	337	5 584	4 940	115	5 055

Total current assets – discontinued operations	—	—	—	748	—	748

Total current assets	5 247	337	5 584	5 688	115	5 803

Non-current assets
Receivables	897	(369)	528	882	(337)	545
Investments accounted for using the equity method	1 403	1 000	2 403	1 505	1 037	2 542
Other financial assets	150	115	265	489	10	499
Inventories	51	—	51	45	—	45
Property, plant and equipment	19 809	2 423	22 232	17 692	2 192	19 884
Intangible assets	—	56	56	—	39	39
Goodwill	7	3 179	3 186	9	3 180	3 189
Deferred tax assets	447	19	466	462	67	529
Other assets	354	(124)	230	796	(100)	696

Total non-current assets – continuing operations	23 118	6 299	29 417	21 880	6 088	27 968

Total non-current assets – discontinued operations	—	—	—	1 984	40	2 024

Total non-current assets	23 118	6 299	29 417	23 864	6 128	29 992

Total assets	28 365	6 636	35 001	29 552	6 243	35 795

Liabilities and shareholders’ equity
Current liabilities
Payables	2 267	—	2 267	2 143	100	2 243
Interest bearing liabilities	898	—	898	1 884	(141)	1 743
Tax liabilities	322	22	344	518	—	518
Other provisions	1 141	1	1 142	1 009	(9)	1 000

Total current liabilities – continuing operations	4 628	23	4 651	5 554	(50)	5 504

Total current liabilities – discontinued operations	—	—	—	448	—	448

Total current liabilities	4 628	23	4 651	6 002	(50)	5 952

Non-current liabilities
Payables	195	—	195	121	16	137
Interest bearing liabilities	6 426	(12)	6 414	6 329	(33)	6 296
Tax liabilities	1 434	1 609	3 043	1 364	1 471	2 835
Other provisions	3 351	186	3 537	2 661	33	2 694

Total non-current liabilities – continuing operations	11 406	1 783	13 189	10 475	1 487	11 962

Total non-current liabilities – discontinued operations	—	—	—	393	—	393

Total non-current liabilities	11 406	1 783	13 189	10 868	1 487	12 355

Total liabilities	16 034	1 806	17 840	16 870	1 437	18 307

Equity minority interests	318	11	329	326	15	341

Shareholders’ equity
Paid in capital	3 517	5 210	8 727	4 895	5 088	9 983
Other equity items	362	(239)	123	471	(266)	205
Retained profits	8 134	(152)	7 982	6 990	(31)	6 959
Total shareholders’ equity	12 013	4 819	16 832	12 356	4 791	17 147

Total liabilities and shareholders’ equity	28 365	6 636	35 001	29 552	6 243	35 795

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

The BHP Billiton Group Statement of Consolidated Cash Flows has been prepared in accordance with UK accounting standard FRS 1, the objectives and principles of which are similar to those set out in US accounting standard SFAS 95 ‘Statement of Cash Flows’. The principal differences between the standards relate to the classification of items within the cash flow statement as well as the definition of cash and cash equivalents.

The statement below shows the adjustments to be made to the UK GAAP cash flow statement to reclassify it to comply with US GAAP for the two years ended 30 June 2003:

	2003 US$M	2002 US$M

Reconciliation of Cash Flows
Net cash inflow/outflow from operating activities in accordance with UK GAAP	4 793	4 605
Reclassified to financing activities	(1)	(33)
Dividends received	212	187
Returns on investments and servicing of finance	(375)	(375)
Tax paid	(1 002)	(515)
Exploration and other capital expenditure	(399)	(512)

Net cash provided by operating activities in accordance with US GAAP	3 228	3 357

Capital expenditures	(2 421)	(2 159)
Acquisitions and disposals	405	(38)
Net (purchase)/sale of investments	465	50

Net cash used in investing activities in accordance with US GAAP	(1 551)	(2 147)

Proceeds from issuance of ordinary shares (a)	152	121
Decrease in interest bearing liabilities	(911)	(324)
Equity dividend paid	(868)	(831)
Other	1	33

Net cash provided by financing activities in accordance with US GAAP	(1 626)	(1 001)

Exchange translation effects	2	5

Net increase in cash and cash equivalents in accordance with US GAAP	53	214
Cash and cash equivalents at beginning of period	1 499	1 285

Cash and cash equivalents at end of period	1 552	1 499

At year end cash and cash equivalents is made up of:
Cash at bank and in hand	587	1 199
Money market deposits (b)	965	300

Cash and cash equivalents at end of period (c)	1 552	1 499

(a)	Net of shares repurchased of US$20 million (2002: US$19 million).
(b)	Money market deposits with financial institutions have a maturity up to, but not more than, three months.
(c)	At 30 June 2003, all cash and cash equivalents relate to Continuing Operations. At 30 June 2002, cash and cash equivalents is comprised of cash from Continuing Operations of US$1 413 million and cash from Discontinued Operations of US$86 million.

Additional US GAAP information – Predecessor entity

The information presented below in respect of the predecessor entity in respect of cash flows, shareholders’ equity, income tax and segment information is derived from the audited financial statements of BHP Billiton Limited for the year ended 30 June 2001. This information is presented in US dollars as the Company has adopted the US dollar as its reporting currency. The US dollar translations are principally based on the average US$/A$ exchange rate for the year ended 30 June 2001 of 0.5381 and the US$/A$ exchange rate as at 30 June 2001 of 0.5054. Certain additional exchange differences are reflected in aligning these translated amounts with US dollar amounts reported elsewhere in these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Statement of cash flows

The following is a statement of cash flows prepared in accordance with US GAAP:

2001 US$M

Cash flows related to operating activities
Receipts from customers	11 361
Payments to suppliers, employees, etc.	(7 975)
Dividends received	44
Interest received	63
Borrowing costs	(350)
HBI Venezuela guarantee payment	(331)
Exploration expenditure	(279)
Other	209
Operating cash flows before income tax	2 742
Income taxes paid net of refunds received	(328)
Net cash provided by operating activities in accordance with US GAAP	2 414
Cash flows related to investing activities
Purchases of property, plant and equipment	(1 058)
Purchases of investments	(369)
Purchases of, or increased investment in, controlled entities and joint venture interests net of their cash (a)	308
Investing cash outflows (net)	(1 119)
Proceeds from sale of property, plant and equipment	88
Proceeds from sale or redemption of investments	245
Proceeds from OneSteel spin-off	355
Proceeds from sale or partial sale of controlled entities and joint venture interests net of their cash	219
Net cash used in investing activities in accordance with US GAAP	(212)

Cash flows related to financing activities
Proceeds from ordinary share issues, etc.	76
Proceeds from interest bearing liabilities	414
Repayment of interest bearing liabilities	(1 460)
Dividends paid	(498)

Net cash provided by financing activities in accordance with US GAAP	(1 468)

Exchange translation effects	(74)

Net increase in cash and cash equivalents in accordance with US GAAP	660
Cash and cash equivalents at beginning of period	625

Cash and cash equivalents at end of period	1 285

At year end cash and cash equivalents is made up of:
Cash at bank and in hand	836
Money market deposits (b)	449

Cash and cash equivalents at end of period (c)	1 285

(a)	Net of cash received of US$687 million in the merger with BHP Billiton Plc.
(b)	Money market deposits with financial institutions have a maturity up to, but not more than, three months.
(c)	At 30 June 2001, cash and cash equivalents is comprised of cash from Continuing Operations of US$1 147 million and cash from Discontinued Operations of US$138 million.

Shareholders’ equity

The following is the movement in shareholders’ equity, prepared in accordance with US GAAP:

2001 US$M

Shareholders’ equity opening balance	6 333
Profit for the year	882
Transactions with owners:
Paid in capital	230
Dividends	(476)
OneSteel spin-off	(677)
Movements in other comprehensive income	(134)
Acquisition of BHP Billiton Plc Group	11 529
Net foreign exchange differences	(1 085)

Shareholders’ equity closing balance	16 602

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Income tax

The following is a reconciliation of income tax expense prepared in accordance with US GAAP:

2001 US$M

Reconciliation of income tax
Net income before tax and minority interests	1 149
Prima facie tax calculated at 34 cents in the dollar	391
deduct tax effect of
Investment and development allowance	21
Rebate for dividends	3
Amounts over provided in prior years	27
Deferred tax restatement	9
Non-tax effected gains	8
Non-tax effected capital gains	75
Recognition of prior year tax losses	143
Overseas tax rate changes	17
Research and development incentive	2

86
add tax effect of
Non-deductible accounting depreciation and amortisation	17
Non-deductible dividends on redeemable preference shares	27
Tax differential – non-Australian income	28
Foreign expenditure including exploration not presently deductible	58
Investment and asset write-offs and associated losses	173
Non-deductible financing costs	34
Other	48
Net foreign exchange differences	14
US GAAP reconciling items	38

Income tax expense attributable to net income	523

Segment information

The following is a reconciliation to US GAAP of segment information:

	External revenue	Inter-segment revenue	Depreciation and amortisation	Net profit(a)

Industry classification – 2001 US$M
Minerals	5 466	179	565	336
Petroleum	3 419	22	542	1 031
Steel	3 258	332	173	174
Net unallocated interest	50	—	—	(185)
Group and unallocated items	(97)	46	13	(544)
Net foreign exchange differences	(26)	—	(8)	41
US GAAP reconciling items	(436)	—	14	(227)

Total	11 634	579	1 299	626

Segment information continued

	External revenue	Inter-segment revenue	Net profit(a)

Geographical classification – 2001 US$M
Australia	8 065	149	1 054
North America	990	—	121
United Kingdom	603	—	155
South America	1 088	—	(13)
Papua New Guinea	512	—	(419)
New Zealand	287	—	41
South East Asia	378	—	38
Other countries	123	—	20

	12 046	149	997
Net unallocated interest	50	—	(185)
Net foreign exchange differences	(26)	—	41
US GAAP reconciling items	(436)	—	(227)

Total	11 634	149	626

(a)	Net profit is before deducting minority interests.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Basis of presentation under US GAAP

DLC merger

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in ‘Dual Listed Companies Structure and Basis of Preparation of Financial Statements’. In accounting for this transaction, the most significant difference between UK GAAP and US GAAP is that, under UK GAAP, the DLC merger has been accounted for as a merger (pooling of interests) in accordance with UK Financial Reporting Standard 6 ‘Acquisitions and Mergers’, whereas under US GAAP, the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. In a merger, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders’ equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values and to record goodwill.

Although UK GAAP and US GAAP both require the consolidation of the BHP Billiton Plc Group with the BHP Billiton Limited Group at 30 June 2001, UK GAAP also requires that their respective financial statements for periods prior to the date the DLC merger was consummated are combined. Under purchase accounting, the retroactive combination of financial statements is not appropriate. As the BHP Billiton Limited Group is the accounting acquirer, and is the ‘predecessor’ to the BHP Billiton Group, for the year ended 30 June 2001, the US GAAP consolidated income statement only includes the operations of the BHP Billiton Limited Group.

Restricted cash

The Group has cash on deposit with financial institutions that is classified as restricted under US GAAP as it is part of arrangements involving loans from those institutions to certain joint ventures within the Group. Under UK GAAP these balances are treated as loans to joint ventures and associates.

Debtors

In accordance with UK GAAP, certain debtors were included on the balance sheet, which were considered to have been sold and were not included on the balance sheet under US GAAP. The value of debtors at 30 June 2003 which were the subject of such treatment was US$nil (30 June 2002: US$141 million).

Joint ventures and joint arrangements

Under US GAAP, all investments classified as joint ventures, as detailed under the heading ‘Joint ventures’ in note 1 ‘Principal subsidiaries, joint ventures, associates and joint arrangements’, are accounted for under the equity method of accounting in accordance with APB 18. All joint arrangements, as detailed under the heading ‘Proportionally included joint arrangements’ in note 1, are proportionally accounted for in accordance with Emerging Issues Task Force Opinion (EITF) 00-01 ‘Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures’.

The BHP Billiton Group’s investment in the Richards Bay Minerals (RBM) joint venture is comprised of two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 ‘Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights’. The substantive participating rights of the minority interests holder in Tisand (Pty) Limited are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto, the co-venturer. The shareholder agreement ensures that the RBM joint venture functions as a single economic entity. The overall profit of the RBM joint venture is also shared equally between the venturers. The shareholder agreement also states that the parties agree that they shall as their first priority seek the best interests of the project as an autonomous commercial operation rather than seek to service the individual interests of any of the other parties.

The BHP Billiton Group holds a 57.5 per cent ownership interest in Minera Escondida, a joint arrangement in which three other participants hold ownership interests of 30 per cent, 10 per cent and 2.5 per cent, respectively. The rights of the participants are governed by a Participants’ Agreement and a Management Agreement. A manager provides management and support services to the project and the compensation of the manager is set forth in the Management Agreement. The Management Agreement establishes an Owners’ Council, consisting of members appointed by each participant to represent their interest in Escondida. Each member on the Owners’ Council holds voting rights equal to the ownership interest of the participant they represent, although certain matters require the affirmative vote of members of the Owners’ Council having in aggregate voting rights equal to or greater than 75 per cent of the total ownership interest. Such matters generally include capital expenditure in excess of prescribed limits, sales of copper concentrate to a single customer, capacity expansions, the termination of construction, mining or production of copper concentrates, and indebtedness. The Agreement also stipulates that certain matters shall require the affirmative vote of all members of the Owners’ Council having an ownership interest of 10 per cent or more. Those matters generally relate, within prescribed limits, to changes in the project, changes in the construction budget, the sale or transfer of any Escondida concessions, asset dispositions, agreements between Escondida and a participant, and share or other equity interest issuances in Escondida. In accordance with EITF 96-16, the BHP Billiton Group has not consolidated this investment.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Foreign exchange gains and losses

Under UK GAAP, foreign exchange gains and losses arising from the restatement of non-US dollar tax balances are included as part of income tax expense. In addition, foreign exchange gains and losses arising from the restatement of non-US dollar interest bearing liabilities are included in net interest expense and other foreign exchange gains and losses form part of other operating costs. Under US GAAP, all net foreign exchange gains and losses are shown in aggregate as a separate line item in the consolidated income statement. In 2003, the net exchange loss includes losses of US$255 million (2002: gain of US$43 million, 2001: US$nil) on tax balances and US$115 million (2002: gain of US$146 million, 2001: US$nil) on interest bearing liabilities.

Cash flows

Under US GAAP, dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance, and tax paid are included in operating activities. In addition, capital expenditure and acquisitions and disposals are included as investing activities. Proceeds from the issuance of shares, increases and decreases in debt, and dividends paid, are included as financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash is defined as cash in hand and deposits but also includes cash equivalents, which are short-term investments with original maturities of less than three months.

US GAAP adjustments

(A) Elimination of the BHP Billiton Plc Group financial information

This adjustment eliminates the pre-acquisition net income of the BHP Billiton Plc Group recorded in the BHP Billiton Group UK GAAP financial statements for the year ended 30 June 2001. This elimination is not applicable for post-acquisition periods.

(B) Acquisition of BHP Billiton Plc

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. Under US GAAP, the DLC merger is accounted for as a purchase business combination of the BHP Billiton Plc Group by the BHP Billiton Limited Group.

The total assumed purchase consideration of US$11 529 million was calculated by multiplying the number of shares held by BHP Billiton Plc shareholders of 2 319 147 885 on 29 June 2001 by the US$4.9559 adjusted average share price of BHP Billiton Limited’s ordinary shares. The average share price was calculated over a period of three days prior to, and subsequent to, the announcement of the DLC merger on 19 March 2001. The average share price is adjusted for the 1:1 equalisation ratio, which is achieved by BHP Billiton Limited’s bonus share issue of 1 912 154 524 million shares in the ratio of 1.0651 additional bonus shares for every existing share held – prior to the bonus share adjustment the average share price would be US$10.2344 (i.e. by a factor of 2.0651). The 2 319 147 885 shares held by BHP Billiton Plc shareholders on 29 June 2001 reflect the vesting of rights under the Restricted Share Scheme and the Co-Investment Plan. As such, there were no outstanding stock options, stock appreciation rights or similar issuances of BHP Billiton Plc, and no purchase consideration is attributable to such securities. The cost of acquisition was therefore US$11 529 million, including direct external acquisition costs of US$36 million. The direct external acquisition costs have been expensed as incurred for UK GAAP purposes.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group’s inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to their other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into, and additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and until 30 June 2002, the resulting goodwill over the periods of their respective useful economic lives. With effect from 1 July 2002, goodwill is no longer amortised and is tested for impairment on an annual basis (refer to ‘Goodwill and other intangible assets’ below).

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

(iv)	The amount of total consideration allocated to the BHP Billiton Plc Group’s developed and undeveloped properties has been estimated by the BHP Billiton Group management using current estimates of the status and prospects of the BHP Billiton Plc Group’s developed and undeveloped property portfolio as contained in the BHP Billiton Plc Group’s strategic plans. The undeveloped properties include only those identified properties where management believes reasonable

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

estimates of projected cash flows can be prepared and proven and probable reserves exist. The value allocated to the developed and undeveloped properties was determined utilising a risk-adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual developed and undeveloped properties were based on existing estimates of revenues and contribution margin for the project. The increase in developed properties is being amortised over their estimated exploitable useful lives on a project-by-project basis. Amortisation for each project is deferred until such time as production commences.

(v)	The long-term contracts were attributed a fair value.

(vi)	Goodwill represents the remainder of unallocated purchase consideration. With effect from 1 July 2002, amortisation of goodwill ceased on application of Statement of Financial Accounting Standard No. 142 ‘Goodwill and Other Intangible Assets’ and is now subject to periodic impairment tests.

(vii)	The decrease in long-term debt was as a result of attributing a fair value to fixed interest rate long-term loans which were not recorded at fair value in the BHP Billiton Plc Group’s financial statements.

(viii)	Deferred taxes have been computed on the differences between fair value and book value, other than for goodwill, using the applicable statutory tax rates.

Fair value assessments of the assets and liabilities of the BHP Billiton Plc Group were undertaken through the quantification of the purchase price and the preliminary allocation of this to individual businesses and to the underlying assets and liabilities of the individual businesses.

The final fair values of assets and liabilities are shown in the table below.

Final US$M

Balance Sheet at 30 June 2001
Current assets
Cash assets	687
Receivables	883
Inventories	1 022
Other financial assets	132

Non-current assets
Property, plant and equipment	11 567
Intangibles	3 307
Other financial assets	2 929

Current liabilities
Payables	1 048
Interest bearing liabilities	1 300
Other provisions	221

Non-current liabilities
Interest bearing liabilities	3 329
Tax liabilities	2 129
Other provisions	634

Equity minority interests	337

Net assets	11 529

Shareholders’ equity
Shareholders’ equity	11 529

(C) BHP Steel demerger

Under UK GAAP, the BHP Steel demerger was recorded as two components in the year ended 30 June 2003 – a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets).

Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a

100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which was recognised in the result for the period ended 30 June 2002 for US GAAP. The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel. Costs associated with completion of the demerger of BHP Steel Limited have been recognised directly in equity for UK GAAP but were charged as expenses for US GAAP in the year ended 30 June 2002.

The adjustment to net income for the year ended 30 June 2003 primarily represents the loss on sale of the 6 per cent holding included in the year ended 30 June 2003 for UK GAAP, which was recorded in net income in the year ended 30 June 2002 for US GAAP purposes.

(D) Employee compensation costs

Under UK GAAP, the expected cost of awards is measured as the difference between the award exercise price and the market price of ordinary shares at the grant date, and is amortised over the vesting period. Under US GAAP, for the years ended 30 June 2002 and 2001, the Group accounted for employee ownership plans under the recognition and measurement provisions of APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’, and related Interpretations. In 2003, the Group adopted

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123). As permitted by the modified prospective method of Statement of Financial Accounting Standard 148, ‘Accounting for Stock-Based Compensation Transition and Disclosure’, the compensation cost recognised in 2003 is measured as if the recognition provisions of SFAS 123 had been applied to all awards granted, modified, or settled after 1 July 1995. Prior periods have not been restated. The transition to SFAS 123 resulted in a debit to equity of US$1 million at 1 July 2002 for awards that were unvested, or in the case of certain variable awards unexercised as of 1 July 2002, to reflect the recognition provisions of SFAS 123.

Fair value is determined using a Black-Scholes option-pricing model. Refer to note 23 ‘Employee share ownership plans’ for significant assumptions used in applying this option-pricing model to calculate the employee compensation expense under SFAS 123.

The variations in deemed vesting periods under UK and US accounting principles have resulted in further differences, and for US GAAP purposes all amounts provided are recognised as additional paid in capital.

(E) Write-down of assets

Under UK GAAP, the BHP Billiton Group determines the recoverable amount of property, plant and equipment on a discounted cash flow basis when assessing impairments. The discount rate is a risk-adjusted market rate, which is applied both to determine impairment and to calculate the write-down. Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset’s carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value (based on discounted cash flows). These differences create adjustments to the profit and loss account representing the lower charge to profit and resultant higher asset values for the write-downs determined under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account.

(F) Depreciation – revaluations

Under UK GAAP, revaluations of property, plant and equipment and investments have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect historical cost depreciation.

(G) Depreciation – reserves

The BHP Billiton Group prepares mineral reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). These reserve statements differ in certain respects from those reported to the SEC, which are prepared with reference to the SEC’s Industry Guide 7. This adjustment reflects the impact on depreciation of the difference in reserves measurement basis.

(H) Restructuring and employee provisions

The UK GAAP accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP, a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

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

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’ (SFAS 133) requires that each derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. On initial application of this standard the BHP Billiton Limited Group recognised an accumulated loss of US$268 million in respect of the fair value of derivative instruments held on 1 July 2000, which qualified as cash flow hedge transactions. This amount was reported as a component of other comprehensive income. An accumulated gain of US$11 million was recognised in respect of the fair value of derivative instruments which qualified as fair value hedge transactions, offset by a corresponding loss on their associated hedged liabilities held at 1 July 2000.

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

Notes to Financial Statements continued

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

(J) Synthetic debt

An operating subsidiary, whose functional currency is the US dollar, has obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the SA rand and the various foreign currencies. In the UK GAAP accounts, the arrangement is treated as a synthetic SA rand debt, which at each period end is retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

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

(K) Realised net exchange gains on sale of assets/closure of operations

Under UK GAAP, net exchange gains or losses reported in shareholders’ equity, which relate to assets that have been sold, closed or written down are transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss account reflecting that they have, in substance, been realised.

(L) Exploration, evaluation and development expenditures

The BHP Billiton Group follows the ‘successful efforts’ method under UK GAAP in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the ‘successful efforts’ method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of Minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale or where a mineral resource has been identified but activities have not reached a stage, which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at new exploratory ‘greenfield’ properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purposes of extending or further delineating existing reserves. In subsequent financial periods, amortisation or write-offs of expenditure previously capitalised under UK GAAP, which would have been expensed for US GAAP purposes, will be added back when determining the profit result according to US GAAP.

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

Consequently, the BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner generally consistent with US GAAP. However, differences in the actuarial method used to value employee benefit obligations and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities.

Further, under US GAAP, where the accumulated benefit obligation of the pension plan exceeds the fair value of plan assets, an intangible asset (not exceeding the value of the unrecognised prior service cost) and additional pension liability is recognised. If the additional pension liability exceeds the unrecognised prior service cost, the excess (adjusted for the effect of income tax) is recorded as part of other comprehensive income.

(P) Other post-retirement benefits

In the UK GAAP accounts, post-retirement benefits other than pensions have been accounted for in accordance with the provisions of Statement of Standard Accounting Practice 24 ‘Accounting for Pension Costs’ (SSAP 24), which are generally consistent with the provisions of Statement of Financial Accounting Standards No. 106 ‘Employers’ Accounting for Post Retirement Benefits Other Than Pensions’ (SFAS 106) for the purposes of US GAAP except for certain scenarios such as in accounting for plan amendments.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Under UK GAAP, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

(Q) Mozal expansion rights

In June 2001, (prior to the DLC merger) BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. In the year ended 30 June 2001, under UK GAAP, the consideration was recognised as revenue. A portion of the consideration will be paid in cash and another portion will be delivered to the BHP Billiton Group via a marketing arrangement once production has commenced. This deferred portion will be amortised to the profit and loss account over the period of the sales contract. Under US GAAP, the consideration paid in cash will be recognised as profit from asset sales when received and the marketing arrangement portion is considered a derivative and has been recognised on the balance sheet and marked to market with movements in fair value being taken to the profit and loss account. This portion is included in the adjustment ‘Fair value accounting for derivatives’.

(R) Goodwill

Under UK GAAP, the BHP Billiton Group amortises goodwill over a period not exceeding 20 years. Under US GAAP, Statement of Financial Accounting Standards No. 142 ‘Goodwill and Other Intangible Assets’ (SFAS 142), which became effective from 1 July 2002, replaces the requirement to amortise goodwill with annual impairment testing. The current period adjustment reflects the goodwill amortisation charge under UK GAAP, which is reversed for US GAAP.

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

(T) Purchase business combination costs

Costs incurred in relation to the DLC merger that were expensed under UK GAAP represent costs of acquisition that were debited against paid in capital under US GAAP.

(U) Expenses on spin-off of OneSteel

During the year ended 30 June 2001, the costs associated with completion of the spin-off of OneSteel were recognised directly in equity for UK GAAP but were charged as expenses for US GAAP. This is reflected as an adjustment from paid in capital to retained profits.

(V) Restoration and rehabilitation costs

As of 1 July 2000, the Group recognises the future cost to retire tangible long-lived assets from service over the estimated useful life of asset in accordance with the provisions of Statement of Financial Accounting Standards No. 143 ‘Accounting for Asset Retirement Obligations’ (SFAS 143). SFAS 143 excludes from its scope temporarily idled assets and environmental remediation liabilities which are accounted for under SFAS 5 and SOP 96-1, where applicable.

Under SFAS 143, a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time the liability is incurred – generally when the asset is acquired, constructed or developed, and which may occur progressively over the life of a mine. The Group amortises the amount added to property and equipment and recognises accretion expense in connection with the discounted liability. The estimated liability is based on historical experience in retiring assets from service, the estimated useful lives of the assets, estimates as to the cost to dismantle, remove, sell, recycle, abandon or otherwise retire the asset and rehabilitate the site in the future and federal and state regulatory requirements. The liability is a discounted liability using a credit-adjusted risk-free rate of approximately 6 per cent. Revisions to the liability could occur due to changes in asset removal costs, useful lives or if federal or state regulators enact new guidance on the removal of such assets.

The requirements of SFAS 143 are similar to the Group’s policy under UK GAAP and result in no material differences to be quantified in the reconciliation to US GAAP net income. However, there are certain technical differences between UK GAAP and SFAS 143. For example, accretion expense is classified as an operating item under SFAS 143 whereas it is classified at interest under UK GAAP. In addition, SFAS 143 measures the liability based on the discount rate when the liability is incurred, whereas UK GAAP generally re-measures the liability using a current discount rate. As such, differences may arise in the future that need to be quantified.

In fiscal 2001, the reconciliation effectively reports the adoption of SFAS 143, under which the BHP Billiton Limited Group (as predecessor) recorded a discounted liability of US$439 million, de-recognised the previously recorded liability of US$390 million, increased net property and equipment by US$152 million, charged US$53 million to increase the provision for resources rent tax and recognised a one-time cumulative effect credit of US$28 million (US$50 million before deferred tax expense of US$22 million). The effect of the change in fiscal 2001 was to increase net income by US$28 million or US 1 cent per share.

(W) Consolidation of Tubemakers of Australia Ltd (TOA)

Prior to consolidation, TOA was accounted for as an associated entity and included in the equity accounting calculations. Under US GAAP, equity accounting is included in the consolidated results, while prior to the year ended 30 June 1999 only disclosure by way of note to the accounts was permitted. Thus the carrying value of the original equity interest in TOA was higher under US GAAP, and this was reflected in higher goodwill capitalised and amortised in accordance with US GAAP. The spin-off of OneSteel Limited eliminated this reconciling item.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

(X) Other taxation adjustments

UK GAAP requires tax liabilities and assets to be measured at the amounts expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP requires the measurement of tax liabilities and assets using tax rates based on enacted tax law. The effect of a change in the UK corporate tax rate for petroleum companies was recognised in June 2002 for UK GAAP on the basis that the legislation was substantively enacted. This tax rate change was not recognised for US GAAP purposes until the legislation was enacted. The positive reconciling item of US$61 million in the year ended 30 June 2002 was reversed during the year ended 30 June 2003 when the tax rate change was enacted.

For UK GAAP, potential tax expense of US$193 million has not been recognised in the year ended 30 June 2003, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. The cumulative effect of this adjustment at 30 June 2003 is a credit to tax liabilities of US$240 million (2002: US$47 million).

(Y) Investments

As part of its exploration strategy, the Group makes use of junior exploration companies (junior) to leverage its exploration spend. This generally involves the Group receiving shares in the junior and an option to enter into a joint venture over specific properties the junior is exploring, in exchange for the Group contributing cash, exploration properties or other interests to the junior. Usually there is an agreement for the cash to be spent only on exploration of the specified properties. Under UK GAAP, cash contributions (which usually take the form of subscription for shares in the junior) are expensed as exploration costs and no gain is recorded when properties are contributed to the joint venture. The US GAAP treatment is similar to UK GAAP except that investments in juniors with publicly traded shares are carried at their fair value, as available for sale securities, with unrealised changes in value recorded in other comprehensive income until realised or an other-than-temporary impairment occurs.

(Z) Secondary share issuance

During September 2000, BHP Billiton Plc undertook a secondary issuance of shares on the London Stock Exchange. The shares were issued in pounds sterling, however to fix the proceeds received on the share issuance in US dollars, BHP Billiton Plc utilised a number of hedging instruments to lock in the exchange rate between pounds sterling and US dollars. This hedging activity gave rise to a loss being realised due to movement in the pound sterling against the US dollar. BHP Billiton Plc reported this loss as an offset against the share proceeds, which was then credited to paid in capital.

Under US GAAP, the loss would not qualify as a hedged item under SFAS 133. As such, the loss is recognised in the profit and loss in the period the loss was realised. This is reflected as an adjustment from paid in capital to retained profits.

Employee compensation costs

For the years ended 30 June 2002 and 2001, the BHP Billiton Group applied the principles of APB 25 in the determination of employee compensation costs arising from the various employee ownership plans under US GAAP. Had the fair value basis of accounting in SFAS 123 been used to account for compensation costs for those prior periods, the following net income and earnings per share amounts would have been reported:

	2003 US$M	2002 US$M	2001 US$M

Net income
As reported	1 581	1 249	882
Add: Stock based compensation expense/(benefit) recorded in net income	29	(15)	117
Deduct: Expense calculated in accordance with SFAS 123	(29)	(10)	(102)

Pro-forma net income	1 581	1 224	897

Basic earnings per share (a)
As reported	0.25	0.21	0.24
Pro-forma	0.25	0.20	0.24

Diluted earnings per share (b)
As reported	0.25	0.21	0.24
Pro-forma	0.25	0.20	0.24

(a)	Based on net profit attributable to members of BHP Billiton Group under US GAAP.
(b)	Refer note 12 ‘Earnings per share’.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Goodwill and other intangible assets

The BHP Billiton Group has adopted Statement of Financial Accounting Standards No. 142 ‘Goodwill and Other Intangible Assets’ (SFAS 142) effective 1 July 2002. In accordance with SFAS 142, the BHP Billiton Group ceased to amortise goodwill and instead adopted a policy whereby goodwill is tested for impairment on an annual basis by each reporting unit, or on a more regular basis should circumstances dictate. The Group completed its initial review of goodwill impairment as at 1 July 2002, in accordance with the transitional rules of SFAS 142, and determined at that date that there was no impairment of goodwill indicated. Notwithstanding this, the Group expects that the allocation of goodwill to reporting units that are fundamentally based on depleting reserves of minerals and finite lived assets will lead to regular impairments of goodwill. Such impairments will result in charges to income. The Group, in accordance with the provisions of SFAS 142, will be conducting annual impairment reviews. These are scheduled for completion in the fourth quarter of each year. The 2003 review was completed on 30 June 2003.

As required by SFAS 142, the balance of goodwill resulting from the application of SFAS 142 by Customer Sector Group is:

	As at 30 June 2003(a) US$M	As at 1 July 2002 US$M

Aluminium	1 426	1 426
Base Metals	594	597
Carbon Steel Materials	285	285
Diamonds and Specialty Products	154	154
Energy Coal	384	384
Stainless Steel Materials	343	343

	3 186	3 189

(a)	Movement in the carrying value of goodwill during the year ended 30 June 2003 related to the sale of an investment in an associate.

The following table summarises, in respect of amortisation impacts, the effects of SFAS 142 on net income had it been applied retroactively to 2002 and 2001:

	2002 US$M	2001 US$M

Net income of the BHP Billiton Group for the purposes of US GAAP	1 249	882
add back: Goodwill amortisation	133	3

Adjusted net income of the BHP Billiton Group for the purposes of US GAAP	1 382	885

Earnings per share – US GAAP (a)(b) (US cents)
Basic
as reported	0.21	0.24
goodwill amortisation (c)	0.02	—
adjusted	0.23	0.24
Diluted
as reported	0.21	0.24
goodwill amortisation (c)	0.02	—
adjusted	0.23	0.24

(a)	Based on the weighted average number of shares on issue for the period.
(b)	For the period indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosure.
(c)	All goodwill amortisation is attributable to Continuing Operations.

The following table summarises other intangible assets of the BHP Billiton Group at as 30 June 2003 and 30 June 2002.

	2003 US$M	2002 US$M

Pension asset	19	—
Other intangible assets
Long-term customer contracts at gross book value	40	40
deduct amounts amortised (a)(b)	3	1

	56	39

(a)	Gross amortisation expense for other intangible assets for the year ended 30 June 2003 was US$1.3 million.
(b)	Estimated gross amortisation expense for other intangible assets for the next five financial years is US$1.3 million per annum.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Impact of new US accounting standards

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ (SFAS 149). SFAS 149 amends SFAS 133 for certain decisions made by the FASB as part of the Derivative Implementation Group process and to clarify the definition of a derivative and the normal purchases and normal sales exception. Except for certain provisions of SFAS 149 discussed below, SFAS 149 is effective for contracts entered into or modified after 30 June 2003, and for hedging relationships designated after 30 June 2003. The provisions of SFAS 149 relating to decisions cleared by the FASB as part of the Derivative Implementation Group process shall continue to be applied in accordance with their respective effective dates. The Group has not evaluated the potential impact of this new standard on its future financial performance or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that the following types of freestanding financial instruments be reported as liabilities:

(a)	mandatory redeemable shares;

(b)	instruments other than shares that could require the issuer to buy back some of its shares in exchange for cash or other assets; and

(c)	obligations that can be settled with shares, the monetary value of which is either:

(i)	fixed,

(ii)	tied to the value of a variable other than the issuer’s shares, or

(iii)	varies inversely with the value of the issuer’s shares.

Measurement of these liabilities generally is to be at fair value, with the payment of dividends to be reported as interest cost. SFAS 150 applies to the first financial period beginning after 15 June 2003. The Group has not evaluated the potential impact of this new standard on its future financial performance or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, ‘Consolidation of Variable Interest Entities’ (FIN 46). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used to conduct activities or hold assets in which either:

(a)	the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or

(b)	the equity investors lack:

(i)	the ability to make decisions about the entity’s activities,

(ii)	the obligation to absorb the losses of the entity if they occur,

(iii)	the right to receive the expected residual returns of the entity if they occur.

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

The requirements of FIN 46 apply immediately to variable interest entities created after 31 January 2003. The requirements of FIN 46 apply in the first fiscal year or interim period beginning after 15 June 2003 to entities in which an enterprise holds a variable interest that it acquired before 1 February 2003.

There have been no variable interest entities created after 31 January 2003 in which the Group has an interest. The Group is currently reviewing its interests in other entities, including joint arrangements, joint ventures and associates, to determine whether they represent variable interest entities for the purpose of FIN 46. The Group already records its share of net income of these entities and, for joint arrangements, a proportionate share of their assets and liabilities. It is reasonably possible that certain of these arrangements may be variable interest entities, however, the Group has not determined whether the adoption of FIN 46 will have a material effect on its financial position.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Pensions and post-retirement benefit plans

The BHP Billiton Group’s pension and other post-retirement benefit plans are discussed in note 27. The disclosures below include the additional information required by Statement of Financial Accounting Standards No. 132 ‘Employers’ Disclosures about Pensions and Other Post retirement Benefits’ (SFAS 132). The pension costs of the BHP Billiton Group’s significant defined benefit plans have been restated in the following tables in accordance with US GAAP.

The disclosures for 2003 and 2002 are provided in relation to the employees of the BHP Billiton Group. For 2001 the income statement disclosures are provided in relation to the employees of the BHP Billiton Limited Group only and the balance sheet disclosures are provided on a combined basis in relation to the employees of the BHP Billiton Limited Group and the BHP Billiton Plc Group.

	2003 US$M	2002 US$M	2001 US$M

The net periodic pension cost for the significant defined benefit pension plans comprised:
Service costs	43	67	63
Interest costs	64	85	77
Expected return on plan assets	(71)	(105)	(108)
Amortisation of prior service cost	3	1	2
Amortisation of net transition asset	(3)	(12)	(12)
Termination benefits and curtailment costs	12	1	(2)
Recognised net actuarial loss/(gain)	9	1	(8)

Net periodic pension cost under US GAAP	57	38	12

	2003 %pa	2002 %pa	2001 %pa

The major weighted average assumptions used in computing the above pension cost/income were:
Rates of future pay increases	3.8	3.4	3.6
Discount rate	5.3	6.2	6.4
Expected long-term rates of return on plan assets	7.3	8.0	8.1

	2003 US$M	2002 US$M

Change in benefit obligation
Projected benefit obligation at the beginning of the year	1 387	1 468
Amendments	—	1
Service costs	43	67
Interest costs	64	85
Plan participants’ contributions	15	9
Actuarial loss	68	18
Benefits paid	(391)	(218)
Demerger or disposal of subsidiaries	(96)	—
Subsidiary schemes transferred to joint venture	(3)	(110)
Termination benefits and curtailment costs	2	(2)
Exchange variations	102	69

Projected benefit obligation at the end of the year	1 191	1 387

Projected benefit obligation at the end of the year for plans with accumulated benefit obligations in excess of plan assets	999	599

Accumulated benefit obligation at the end of the year for plans with accumulated benefit obligations in excess of plan assets	908	520

	2003 US$M	2002 US$M

Change in plan assets
Fair value of plan assets at the beginning of the year	1 211	1 483
Actual return on plan assets	6	(54)
Employer contribution	38	68
Plan participants’ contributions	15	9
Benefits paid	(391)	(218)
Termination benefits and curtailment costs	—	(2)
Demerger or disposal of subsidiaries	(58)	—
Subsidiary schemes transferred to joint ventures and other adjustments	(4)	(113)
Exchange variations	95	38

Fair value of plan assets at the end of the year	912	1 211

Fair value of plan assets at the end of the year for plans with accumulated benefit obligations in excess of plan assets	669	418

Plan assets consist primarily of bonds and equities. Further details are given in note 27.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	2003 US$M	2002 US$M

Funded status
Funded status	(279)	(176)
Unrecognised net actuarial loss	346	270
Unrecognised prior service cost	19	7
Unrecognised net transition asset	(5)	(8)

Net amount recognised	81	93

	2003 US$M	2002 US$M

Analysis of net amount recognised
Prepaid benefit obligation	47	150
(Accumulated) benefit obligation	(213)	(138)
Intangible asset	19	7
Accumulated other comprehensive income	228	74

Net amount recognised	81	93

Post-retirement medical benefits

	2003 US$M	2002 US$M	2001 US$M

Net medical cost
Service cost	6	3	1
Interest cost	21	17	8
Recognised actuarial loss	—	1	1
Termination benefits and curtailment costs	—	(5)	—
Amortisation of prior service credit	—	(1)	—

Net medical cost	27	15	10

	2003 % pa	2002 % pa	2001 % pa

The major weighted average assumptions used in calculating the net medical cost were:
Rate of future medical inflation	7.9	6.1	6.1
Discount rate	8.0	8.4	8.9

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

The rate of future medical inflation rate reflects the fact that the benefits of certain groups of participants are capped.

	2003 US$M	2002 US$M

Change in accumulated post-retirement benefit obligation
Accumulated post-retirement benefit obligation at the beginning of the year	220	281
Amendments	13	(19)
Service costs	6	3
Interest costs	21	17
Actuarial loss	43	9
Benefits paid	(18)	(13)
Subsidiary schemes transferred to joint ventures	(1)	(30)
Curtailments	—	(8)
Exchange variations	31	(20)

Accumulated post-retirement benefit obligation at the end of the year	315	220

Change in plan assets
Fair value of plan assets at the beginning of the year	—	—
Employer contributions	18	13
Benefits paid	(18)	(13)

Fair value of plan assets at end of year	—	—

Funded status
Funded status	(315)	(220)
Unrecognised net actuarial loss	66	16
Unrecognised prior service cost	(10)	(18)

Accrued post-retirement medical cost	(259)	(222)

	1% decrease US$M	1% increase US$M

The impact of a 1% variation in the rate of future medical inflation on the 2003 results would be:
Effect on total service and interest cost	(3)	4
Effect on accumulated post-retirement benefit obligation	(26)	31

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 Supplementary oil and gas information (unaudited)

Reserves and production

The table below details our oil, condensate, LPG and gas reserves, estimated at 30 June 2003, 30 June 2002 and 30 June 2001 with a reconciliation of the changes in each year. Our reserves have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves have been subjected to economic tests to demonstrate their commerciality under prices and costs existing at the time of the estimates. Our reserves include quantities of oil, condensate and LPG which will be produced under several production and risk sharing arrangements that involve us in upstream risks and rewards but do not transfer ownership of the products to us. At 30 June 2003, approximately 19 per cent (2002: 17 per cent; 2001: 14 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil (2002: nil; 2001: nil) of natural gas reserves are attributable to those arrangements. Our reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

(millions of barrels)	Australia/Asia	Americas	UK/Middle East	Total

Proved developed and undeveloped oil, condensate and LPG reserves (a)
Reserves at 30 June 2000	438.3	28.6	90.1	557.0
Improved recovery	0.4	—	—	0.4
Revisions of previous estimates	5.3	0.5	0.5	6.3
Extensions and discoveries	4.4	67.6	74.1	146.1
Purchase/sales of reserves	(0.9)	3.8	(18.3)	(15.4)
Production (b)	(70.7)	(4.2)	(12.2)	(87.1)

Total changes	(61.5)	67.7	44.1	50.3

Reserves at 30 June 2001	376.8	96.3	134.2	607.3
Improved recovery	—	—	—	—
Revisions of previous estimates	12.1	3.2	(11.0)	4.3
Extensions and discoveries	3.4	70.2	—	73.6
Purchase/sales of reserves	—	—	—	—
Production (b)	(63.3)	(9.0)	(14.3)	(86.6)

Total changes	(47.8)	64.4	(25.3)	(8.7)

Reserves at 30 June 2002	329.0	160.7	108.9	598.6
Improved recovery	—	—	0.1	0.1
Revisions of previous estimates	52.2	(12.2)	12.2	52.2
Extensions and discoveries	0.5	10.1	3.9	14.5
Purchase/sales of reserves	—	—	—	—
Production (b)	(55.1)	(6.6)	(11.7)	(73.4)

Total changes	(2.4)	(8.7)	4.5	(6.6)

Reserves at 30 June 2003 (c)	326.6	152.0	113.4	592.0

Proved developed oil, condensate and LPG reserves (a)
Reserves at 30 June 2000	334.2	11.3	46.3	391.8
Reserves at 30 June 2001	268.6	9.4	40.9	318.9
Reserves at 30 June 2002	233.1	15.9	30.2	279.2
Reserves at 30 June 2003	227.8	9.9	24.5	262.2

(a)	In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and LPG reserves include 20.9 million barrels derived from probabilistic aggregation procedures.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

(billions of cubic feet)	Australia/Asia (a)	Americas	UK/Middle East	Total

Proved developed and undeveloped natural gas reserves
Reserves at 30 June 2000	4 142.9	142.4	705.0	4 990.3
Improved recovery	—	—	—	—
Revisions of previous estimates	72.8	(26.4)	(43.9)	2.5
Extensions and discoveries	32.9	38.5	—	71.4
Purchases/sales of reserves	—	6.1	—	6.1
Production (b)	(170.2)	(21.5)	(67.1)	(258.8)

Total changes	(64.5)	(3.3)	(111.0)	(178.8)

Reserves at 30 June 2001	4 078.4	139.1	594.0	4 811.5
Improved recovery	—	—	—	—
Revisions of previous estimates	3.9	2.7	(35.8)	(29.2)
Extensions and discoveries	605.9	37.3	—	643.2
Purchases/sales of reserves	—	—	—	—
Production (b)	(187.4)	(25.1)	(69.0)	(281.5)

Total changes	422.4	14.9	(104.8)	332.5

Reserves at 30 June 2002	4 500.8	154.0	489.2	5 144.0
Improved recovery	—	—	16.7	16.7
Revisions of previous estimates	404.1	4.9	(7.0)	402.0
Extensions and discoveries	188.9	10.2	—	199.1
Purchases/sales of reserves	—	—	—	—
Production (b)	(189.2)	(21.8)	(79.9)	(290.9)

Total changes	403.8	(6.7)	(70.2)	326.9

Reserves at 30 June 2003 (c)	4 904.6	147.3	419.0	5 470.9

Proved developed natural gas reserves
Reserves at 30 June 2000	2 437.0	125.9	522.4	3 085.3
Reserves at 30 June 2001	2 303.2	84.6	550.2	2 938.0
Reserves at 30 June 2002	2 455.1	79.9	481.9	3 016.9

Reserves at 30 June 2003	2 560.4	64.8	397.1	3 022.3

(a)	Production for Australia includes gas sold as LNG.
(b)	Production for reserves differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 233.2 billion cubic feet derived from probabilistic aggregation procedures.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Capitalised costs incurred relating to oil and gas producing activities

The following table shows the aggregate capitalised costs relating to oil and gas producing activities and related accumulated depreciation, depletion and amortisation and impairments.

	2003 US$M	2002 US$M

Capitalised cost
Unevaluated properties	292	234
Production properties	8 502	7 576

Total costs (a)(b)	8 794	7 810
less Accumulated depreciation, depletion and amortisation and impairments (a)(b)(c)	(4 383)	(3 944)

Net capitalised costs	4 411	3 866

(a)	Includes US$286 million (2002: US$286 million) attributable to prior year revaluations of fixed assets above historical costs and related accumulated amortisation thereof of US$228 million (2002: US$222 million).
(b)	Includes US$127 million (2002: US$125 million) attributable to capitalised exploration, evaluation and development expenditures, which would be expensed under US GAAP and related accumulated amortisation thereof of US$88 million (2002: US$87 million).
(c)	Includes US$8 million (2002: US$nil) of exploration costs previously capitalised now written off, which would not have been written off under US GAAP.

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M

2003
Acquisitions of proved property	—	—	—	—
Acquisitions of unevaluated property	—	18	—	18
Exploration (a)	41	155	28	224
Development	304	315	236	855

Total costs (b)	345	488	264	1 097

2002
Acquisitions of proved property	—	—	—	—
Acquisitions of unevaluated property	—	20	—	20
Exploration (a)	28	194	46	268
Development	236	186	289	711

Total costs (b)	264	400	335	999

2001
Acquisitions of proved property	—	59	—	59
Acquisitions of unevaluated property	—	19	—	19
Exploration (a)	36	125	26	187
Development	114	110	177	401

Total costs (b)	150	313	203	666

(a)	Represents gross exploration expenditure.
(b)	Total cost includes US$943 million (2002: US$847 million; 2001: US$501 million) capitalised during the year.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

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

Revenues are reflected net of royalties but before reduction of production taxes. Revenues include sales to affiliates but amounts are not significant.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M

2003
Oil and gas sales	2 131	289	541	2 961
Production costs	(297)	(50)	(86)	(433)
Exploration expenses (a)	(25)	(101)	(28)	(154)
Depreciation, depletion and amortisation (a)	(193)	(138)	(219)	(550)
Production taxes	(523)	(15)	(5)	(543)
Other, net	—	—	—	—

	1 093	(15)	203	1 281
Income taxes	(342)	9	(75)	(408)

Results of oil and gas producing activities (c)	751	(6)	128	873

2002
Oil and gas sales	1 888	262	538	2 688
Production costs	(204)	(37)	(80)	(321)
Exploration expenses (a)	(24)	(87)	(41)	(152)
Depreciation, depletion and amortisation (a)	(230)	(142)	(199)	(571)
Production taxes	(446)	(12)	(5)	(463)
Other, net	—	—	—	—

	984	(16)	213	1 181
Income taxes	(301)	12	(50)	(339)

Results of oil and gas producing activities (c)	683	(4)	163	842

2001
Oil and gas sales	2 269	214	663	3 146
Production costs	(84)	(76)	(164)	(324)
Exploration expenses (a)	(32)	(106)	(27)	(165)
Depreciation, depletion and amortisation (a)	(269)	(65)	(187)	(521)
Production taxes	(745)	—	(4)	(749)
Other, net (b)	55	15	2	72

	1 194	(18)	283	1 459
Income taxes	(424)	34	(89)	(479)

Results of oil and gas producing activities (c)	770	16	194	980

(a)	Exploration expenses exclude capitalised exploration, evaluation and development expenditures of US$2 million (2002: US$6 million; 2001: US$5 million) which would have been expensed under US GAAP. In a related manner, depreciation is higher in 2003 by US$1 million (2002: US$1 million; 2001: US$2 million) than that required under US GAAP. In addition, exploration expenses include US$8 million (2002: US$nil; 2001: US$nil) of expenditure previously capitalised now written off which would not have not been written off for US GAAP.
(b)	Includes profit on sale of assets.
(c)	Amounts shown exclude general corporate overheads and downstream processing of oil and gas into products for resale and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 4. There are no equity minority interests.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M

Standardised measure
2003
Future cash inflows	21 689	4 992	4 107	30 788
Future production costs	(7 922)	(837)	(1 013)	(9 772)
Future development costs (a)(b)	(2 945)	(1 326)	(242)	(4 513)
Future income taxes	(3 143)	(865)	(620)	(4 628)

Future net cash flows	7 679	1 964	2 232	11 875
Discount at 10% per annum	(3 816)	(745)	(856)	(5 417)

Standardised measure	3 863	1 219	1 376	6 458

2002
Future cash inflows	19 439	4 489	4 020	27 948
Future production costs	(7 209)	(975)	(1 067)	(9 251)
Future development costs	(2 484)	(1 342)	(450)	(4 276)
Future income taxes	(2 909)	(695)	(620)	(4 224)

Future net cash flows	6 837	1 477	1 883	10 197
Discount at 10% per annum	(3 363)	(757)	(597)	(4 717)

Standardised measure	3 474	720	1 286	5 480

2001
Future cash inflows	19 533	2 637	3 173	25 343
Future production costs	(6 174)	(750)	(954)	(7 878)
Future development costs	(2 586)	(649)	(220)	(3 455)
Future income taxes	(3 148)	(415)	(551)	(4 114)

Future net cash flows	7 625	823	1 448	9 896
Discount at 10% per annum	(3 792)	(293)	(402)	(4 487)

Standardised measure	3 833	530	1 046	5 409

(a)	Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2003 are estimated to be US$936 million and this amount has been included in the Standardised measure calculation.
(b)	Future costs to develop our proved undeveloped reserves over the next three years are expected to be US$844 million (2004), US$619 million (2005) and US$372 million (2006).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Changes in the Standardised measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown in discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2003 US$M	2002 US$M	2001 US$M

Changes in the Standardised measure
Standardised measure – beginning of period	5 480	5 409	5 520
Revisions:
Prices, net of production costs	1 041	342	(201)
Revisions of quantity estimates (a)	971	599	(27)
Accretion of discount	789	781	772
Changes in production timing and other (b)	(1 020)	(1 136)	427

	7 261	5 995	6 491
Sales of oil and gas, net of production costs	(1 985)	(1 941)	(2 096)
Acquisitions of reserves-in-place	—	—	70
Sales of reserves-in-place (c)	—	—	(24)
Development costs incurred which reduced previously estimated development costs	855	656	323
Extensions and discoveries, net of future costs	577	778	464
Changes in future income taxes	(250)	(8)	181

Standardised measure – end of period	6 458	5 480	5 409

(a)	Changes in reserves quantities are shown in the notes to the Oil and Gas Reserves.
(b)	Includes the effect of foreign exchange and changes in future development costs.
(c)	Reflects the sale of Buffalo oil field in Northern Australia on 30 March 2001.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Production

The table below details our Petroleum business’ historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the two years ended 30 June 2003 and 30 June 2002. We have shown volumes and tonnages of marketable production, after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	2003	2002

Crude oil and condensate production (millions of barrels)
Australia/Asia	48.0	56.2
Americas	7.1	9.0
Europe/Middle East	10.8	13.3

Total	65.9	78.5

Natural gas production (a) (billions of cubic feet)
Australia/Asia	126.4	126.0
Americas	20.6	25.2
Europe/Middle East	72.2	72.7

Total	219.2	223.9

Liquefied natural gas (LNG) production (b) (thousand tonnes)
Australia/Asia (leasehold production)	1 349.0	1 298.8

Liquefied petroleum gas (LPG) production (c) (thousand tonnes)
Australia/Asia (leasehold production)	644.2	551.4
Europe/Middle East (leasehold production)	98.9	85.6

Total	743.1	637.0

Ethane production (thousand tonnes)
Australia/Asia (leasehold production)	94.9	87.1

Average sales price
Oil and condensate (US$ per barrel)	28.14	22.58
Natural gas (US$ per thousand cubic feet)	2.21	1.84

Average production cost (d)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	8.01	5.83
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	3.55	2.38

(a)	Natural gas production figures exclude gas sold as LNG or ethane.
(b)	LNG consists primarily of liquefied methane.
(c)	LPG consists primarily of liquefied propane and butane.
(d)	Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties. Average production costs also include the foreign exchange effect of translating local currency denominated costs and secondary taxes into US dollars

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

35 Remuneration Report (audited; other than the information relating to the contracts of employment of the Executive Directors set out in section “1. Executive Directors”.)

1. Executive Directors

At the date of this Report there are two executive Directors in office.

Mr Charles Goodyear was appointed to the Board on 30 November 2001. At the time of his appointment he was Chief Development Officer. On 5 January 2003, he was appointed Chief Executive Officer.

Mr Miklos (Mike) Salamon was appointed to the Board on 24 February 2003. He is the Senior Minerals Executive and President of the Aluminium Customer Sector Group.

1.1 Mr Charles Goodyear

1.1.1 Service contract

Mr Goodyear has a single service contract with BHP Billiton Limited and BHP Billiton Plc. The contract does not contain a fixed term and can be terminated by the Group on 12 months’ notice. Mr Goodyear is entitled to terminate the contract on three months’ notice. The Group may immediately terminate the contract by paying Mr Goodyear 12 months’ base salary in lieu of notice. In addition to base salary, Mr Goodyear is paid an amount in lieu of any contribution by the Group to a superannuation or pension fund. This amount is described as ‘Retirement benefits’ in the table in section 1.1.2 below. This amount is also payable where a payment is made in lieu of notice.

Any entitlement Mr Goodyear might have in relation to short and long-term incentives is covered by the Group Incentive Scheme (GIS). The rules of that Scheme outline the circumstances in which Mr Goodyear (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which Mr Goodyear would be entitled to a cash bonus payment for the performance year in which he leaves the Group. Those circumstances depend on the reason for his departure.

The rules of the GIS confer on the Committee discretion in relation to the entitlements of an employee on termination in some circumstances. One such circumstance is where the employee is classified as an ‘other leaver’. This will include situations where the employee does not resign or is not terminated for cause. In an effort to provide the Group, its shareholders and Mr Goodyear with as much certainty as possible in relation to his entitlements at termination, the Committee has considered what Mr Goodyear’s entitlements might be if he and the Group reached a mutual decision to depart. The Committee has resolved that, providing Mr Goodyear has served as Chief Executive Officer for no less than three years, he would be entitled to:

•	any Deferred Shares or Options that had been granted but were not exercisable at the date of departure. The Committee recognises that the performance measures for the grant of these Deferred Shares or Options have already been met, save for the requirement that they be held for two years from the date of grant. The Committee believes that a mutual decision to depart would override that additional requirement to hold these Shares or Options for the balance of the two-year period.

•	a cash bonus for the year in which the departure takes place that has been calculated according to the performance of Mr Goodyear and the Group for that year, and pro-rated back to reflect the actual period of service in that year.

•	a right to retain Performance Shares that have been granted but that are not exercisable, pending satisfaction of performance conditions. The number of Performance Shares Mr Goodyear will be permitted to retain will be reduced to reflect his period of service. These will then only become exercisable if the performance conditions are ultimately met.

These entitlements would not arise if Mr Goodyear’s contract was terminated for cause or if Mr Goodyear resigned. Details of how the GIS would operate in those circumstances are set out in the rules, a copy of which is available on the website at www.bhpbilliton.com/bbContentRepository/Events/BHPBillitonLtdGIS.pdf.

Where the Committee retains discretion in relation to the award of any long or short-term incentives, the rules of the GIS require the Committee to exercise that discretion in good faith and acting reasonably.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

1.1.2 Remuneration

Mr C W Goodyear Remuneration paid (US Dollars)

Base salary	Annual cash bonus	Value of Deferred Shares (1)	Other benefits (2)	Retirement benefits (3)	Subtotal 2003	Subtotal 2002	Share-based compensation- long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2003	Total 2002 (6)

1 143 190	898 183	838 364	450 982	403 638	3 734 357	2 303 230	368 361	(558 909)	3 543 809	2 543 419

(1)	Deferred Shares
The actual Deferred Shares will be awarded to Mr Goodyear subject to approval by shareholders at the annual general meetings in 2003. Mr Goodyear can elect to receive Options instead of Deferred Shares, or a combination of both.
(2)	Other benefits
Mr Goodyear is entitled to certain benefits including medical insurance, health insurance, and the use of certain Group facilities. Mr Goodyear also received a tax impact allowance, relocation allowances and expenses, professional fees and car allowance. The tax impact allowance was designed to compensate him for any additional tax payable on his personal assets as a result of his move from the US to Australia and subsequently to the UK.
(3)	Retirement benefits comprise cash gratuity paid in lieu of retirement benefits during the year.
(4)	Long-term share-based compensation
The amount in respect of long-term share-based compensation represents the estimated value of awards granted under the long-term incentive schemes. The estimated value has been calculated using a modified Black-Scholes option pricing methodology. Details of outstanding awards and awards vesting in the year are set out in the two tables below.
(5)	In accordance with UK GAAP, 100 per cent of the value of Deferred Shares earned during the 2003 year is included in remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration is to be included over the vesting period (in this case, the three years from 1 July 2002 to 30 June 2005). The column headed ‘Adjustment’ represents this difference. Hence, the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.
(6)	Total remuneration paid to Mr Goodyear while a Director of the Group during 2002 was US$1 285 402. This was made up of base salary US$408 618, annual cash bonus of US$562 330 and other benefits of US$314 454.

1.1.3 Share and Option plans

The following tables set out details of Mr Goodyear’s interests in incentive plans including the number of shares awarded by BHP Billiton Limited in the financial year ended 30 June 2003.

Mr C W Goodyear Share Options

Scheme	Ordinary Shares under option					Exercise price (3)		First exercise date	Expiry date

	At 1 July 2002 (1)	Granted	Exercised	Lapsed	At 30 June 2003

ESP 1999(2)	722 785	—	165 209	—	557 576	A$	6.92	23 April 2002	22 April 2009

ESP 2000(4)	722 785	—	—	—	722 785	A$	7.60	03 April 2003	02 April 2010

(1)	Includes bonus shares issued for Options in respect of DLC Merger.
(2)	All of the award is exercisable. The terms of these Options are identical to the terms of ESP 2000 except for minor variations to the global comparator group, where the performance measurement was from 23 April 1999 to 22 April 2002 and that the Options expire on 22 April 2009. Market price on the date of exercise (28 February 2003) was A$9.15.
(3)	Represents the exercise price payable on Options held at 1 July 2002, adjusted for bonus issues of shares in respect of the DLC Merger and for the exercise price reduction as a result of the OneSteel spin-out and BHP Steel Demerger.
(4)	Seventy-five per cent of the award is exercisable. The balance of the award is still subject to satisfying performance conditions.

Mr C W Goodyear Shares awarded

Scheme	Ordinary Shares under award					Vesting date

	At 1 July 2002 (1)	Granted (2)	Vested	Lapsed	At 30 June 2003

GIS 2002 - Performance Shares	—	180 154	—	—	180 154	August 2005

PSP 2001	136 573	—	—	—	136 573	1 October 2004

PSP 2000(3)	184 483	—	—	—	184 483	1 July 2003

Total	321 056	180 154	—	—	501 210

(1)	Includes bonus shares issued for Performance Rights in respect of DLC Merger and the BHP Steel Demerger.
(2)	Market price on date of the GIS award (12 November 2002) was A$9.37.
(3)	Seventy-five per cent of the award is exercisable. The balance of the award is still subject to satisfying performance conditions.

The market price of BHP Billiton Limited shares at 30 June 2003 was A$8.64.

The highest and lowest market prices during 2003 were A$10.50 (9 July 2002) and A$8.28 (20 May 2003) respectively.

Mr Goodyear was invited to participate in the GIS for the year ended 30 June 2003. The target cash bonus amount was 70 per cent of adjusted salary. The Group financial measures represented a 70 per cent weighting of Mr Goodyear’s total performance measures. Mr Goodyear had an above target level of performance and achieved 91.1 per cent of adjusted salary.

The cash bonus amount represents half of the total bonus amount in accordance with the rules of the GIS. The actual amount is detailed in the table of remuneration in section 1.1.2.

The remaining half of the total bonus will be awarded to Mr Goodyear in Deferred Shares and/or Options, subject to the approval of shareholders at the annual general meetings in 2003. These Deferred Shares and/or Options will vest in August 2005, subject to Mr Goodyear still being in employment with the Group at the time of vesting. In addition to the Deferred Shares and/or Options, the Group will also match this half of the total bonus amount in the form of a Performance Share award. The vesting of these Performance Shares will be subject to performance hurdles, and will not be eligible for vesting until August 2006.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

The Remuneration Committee has set a target cash bonus amount of 70 per cent of salary for the year ended 30 June 2004. The Group financial measures will represent a 75 per cent weighting of his total performance measures. The remaining 25 per cent relates to personal performance measures which include risk management and people development.

Assessed at the ‘target’ level of performance, 50.9 per cent of Mr Goodyear’s remuneration is related to his performance and is therefore ‘at risk’.

1.1.4 Retirement benefits

Mr Goodyear’s remuneration includes a payment in lieu of any contribution by the Group to a superannuation or pension fund. That payment is fixed at an annual contribution rate of 48 per cent of base salary. Mr Goodyear may elect to have the sum paid into a superannuation or pension fund or he may elect, instead, to defer receipt, subject to the rules of a Retirement Savings Plan that has been established for this purpose. Those rules allow Mr Goodyear to accumulate these annual payments and to defer receipt until after he retires from the Group. The Plan allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.

In the event of death in service, a death-in-service benefit of four times base salary will be paid. The overall annual pension payable to his spouse at the time of his death, until she dies, will be equal to two-thirds of one-thirtieth of Mr Goodyear’s pensionable salary at date of death, for each year of service from 1 January 2003 to his normal retirement date. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.

1.2 Mr Miklos (Mike) Salamon

1.2.1 Service contracts

Mr Salamon has contracts of employment with BHP Billiton Plc and BHP Billiton Services Jersey Limited, a wholly-owned subsidiary of BHP Billiton Plc.

Mr Salamon’s employment agreements automatically terminate on his sixtieth birthday. At any time prior to his sixtieth birthday each service contract can be terminated by either the Group or Mr Salamon providing 12 months’ notice. The Company may make a payment in lieu of notice equal to 150 per cent of base salary. This payment reflects the market practice at the time the terms were agreed. It is now Group policy that periods of notice be limited to 12 months unless exceptional circumstances exist.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Salamon to maintain any ongoing participation in relation to the long-term incentive schemes in which he participates in the event of his departure. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

1.2.2 Remuneration

Mr M Salamon - Remuneration paid (US Dollars)

Base salary	Annual cash bonus	Value of Deferred Shares (1)	Other benefits (2)	Retirement benefits (3)	Subtotal 2003	Subtotal 2002	Share-based compensation -long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2003 (6)	Total 2002

1 036 381	668 947	624 395	212 665	2 542 388	2 433 457	506 395	314 940	(416 263)	2 947 460	3 429 477

(1)	Deferred Shares
The actual Deferred Shares will be awarded to Mr Salamon subject to the approval of shareholders at the annual general meetings in 2003. Mr Salamon can elect to receive Options instead of Deferred Shares, or a combination of both.
(2)	Other benefits
Mr Salamon is entitled to certain benefits including medical insurance, life assurance-related benefits, car allowance and payout of unused leave entitlements.
(3)	Retirement benefits
The estimated benefit in respect of pensions includes contributions payable in respect of actual/notional contributions that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Salamon are set out in section 1.2.4 of this Report.
(4)	Long-term share-based compensation
The amount in respect of long-term share-based compensation represents the estimated value of awards granted under the long-term incentive schemes. The estimated value has been calculated using a modified Black-Scholes option pricing methodology. Details of outstanding awards and awards vesting in the year are set in the table below.
(5)	In accordance with UK GAAP, 100 per cent of the value of Deferred Shares earned during the 2003 year is included in remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration is to be included over the vesting period (in this case, the three years from 1 July 2002 to 30 June 2005). The column headed ‘Adjustment’ represents this difference. Hence, the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.
(6)	Remuneration in accordance with UK GAAP paid to Mr Salamon since appointment as a Director of the Company was US$885 296. This was made up of base salary US$360 883, annual cash bonus US$232 937, value of deferred shares US$217 423 and other benefits US$74 053.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

1.2.3 Share and Option plans

The following table sets out details of Mr Salamon’s interests in incentive plans including the number of shares awarded by BHP Billiton Plc in the financial year ended 30 June 2003.

Mr M Salamon - Shares awarded

Scheme	Ordinary Shares under award						Vesting date

	At 24 February 2003		Granted	Vested	Lapsed	At 30 June 2003

GIS 2002(1) - Performance Shares	193 706			—	—	193 706	August 2005

CIP 2001(2)	107 206	(3)		—	—	107 206	1 October 2003

RSS 2001	198 163	(3)		—	—	198 163	1 October 2004

Total	499 075			—	—	499 075

(1)	Market price on date of the GIS award, 12 November 2002, was £3.18.
(2)	Includes 26 471 Committed Shares invested by Mr Salamon.
(3)	Includes bonus shares issued for share awards in respect of the BHP Steel Demerger.

The market price of BHP Billiton Plc shares at 30 June 2003 was £3.19.

The highest and lowest market prices during 2003 were £3.53 (8 July 2002) and £2.47 (6 August 2002) respectively.

Mr Salamon was invited to participate in the GIS for the year ended 30 June 2003. The target cash bonus amount was 70 per cent of adjusted salary. The Group financial measures represented a 50 per cent weighting of Mr Salamon’s total performance measures. Mr Salamon had an above target level of performance and achieved 95.6 per cent of adjusted salary.

The cash bonus represents half of the total bonus amount in accordance with the rules of the GIS. The actual amount is detailed in the table of remuneration in section 1.2.2.

The remaining half of the total bonus amount will be awarded to Mr Salamon in Deferred Shares and/or Options subject to shareholder approval at the annual general meetings in 2003. These Deferred Shares and/or Options will vest in August 2005 subject to Mr Salamon still being in employment with the Group at the time of vesting. In addition to the Deferred Shares and/or Options, the Group will also match this half of the total bonus amount in the form of a Performance Share award. The vesting of these Performance Shares will be subject to performance hurdles, and will not be eligible for vesting until August 2006.

The Remuneration Committee has set a target cash bonus amount of 70 per cent of salary for Mr Salamon for the year ended 30 June 2004. The Group financial measures will represent a 30 per cent weighting of his total performance measures. The remaining 70 per cent relates to personal performance measures, which include the performance of the Customer Sector Group for which he has responsibility.

Assessed at the ‘target’ level of performance, 40.2 per cent of Mr Salamon’s remuneration is related to his performance and is therefore ‘at risk’.

1.2.4 Retirement benefits

Mr M Salamon Defined Benefit Pension (US Dollars)

Increase in accrued annual pension entitlement during the year (1)	Total accrued annual pension entitlement at year end (2)	Increase in transfer value of total accrued pension (1)	Transfer value of total accrued pension at year end 2003 (2)	Transfer value of total accrued pension at year end 2002 (2)

82 063	630 466	(302 445)	5 701 055	6 003 500

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation. The increase in transfer value of total accrued pension is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the Director also without any allowance for inflation. The increase in accrued pension after making an allowance for inflation of 3.3 per cent (2002: 1 per cent) was US$63 966 (2002: US$135 921) and the transfer value of that increase less the contributions made to the scheme by the Director was US$578 420 (2002: US$1 487 959).
(2)	The disclosure of the transfer value of total accrued pension at year end is the actual transfer value as at 30 June 2002, notwithstanding the fact that Mr Salamon was appointed as a Director on 24 February 2003.

BHP Billiton Plc and BHP Billiton Services Jersey Limited have established non-contributory defined benefit pension arrangements under which Mr Salamon will be entitled to a pension at normal retirement date at age 60, equal to two-thirds of pensionable salary provided he has completed 20 years service with the Group. Only base salary is pensionable. At the date of this Report, Mr Salamon was 48 years of age.

Each year, Mr Salamon has the right to determine whether his pension provision for that year’s salary under each service contract with BHP Billiton Plc and BHP Billiton Services Jersey Limited is made under a defined benefit or defined contribution arrangement for service after 1 July 1997. Alternatively, he can choose to receive a cash sum at equivalent cost to the Group. Once he has completed 20 years or more service, the cash sum option will no longer be available to him.

If he has chosen in any year to have a defined contribution arrangement he may elect subsequently to have the defined contribution benefit for that year and any previous years converted to a defined benefit promise, in which case he must surrender the defined contribution benefit accrued.

If Mr Salamon retires before age 60, his accrued defined benefit pension entitlement will normally be reduced for early payment at the rate of four per cent per annum.

In terms of the rules of the scheme all pensions in payment will be indexed in line with the retail price index.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

In the event of death in service, a lump sum benefit of four times base salary will be paid. A spouse’s pension on death in service of two-thirds of the prospective pension will also be paid.

In the event of the death of Mr Salamon while in retirement, a surviving spouse’s pension of two-thirds of the pension in payment, before the effect of commutation, will be paid.

2. Former executive Directors

2.1 Mr Paul Anderson

Mr Paul Anderson retired as Chief Executive Officer on 1 July 2002 but remained on the Board as a non-executive Director until 4 November 2002. Details of remuneration paid to him during the year ended 30 June 2003 and the prior year are set out below. All of the amounts paid by way of termination payments were disclosed in the Annual Report for the year ended 30 June 2002. That disclosure is repeated below.

2.1.1 Termination payments

Under the terms of his service contract, Mr Anderson was entitled to receive an amount of US$1 675 831, which is equal to twice his annual base salary following his retirement on 1 July 2002. With the Board’s approval an equivalent amount has been paid to him as follows:

•	a consultancy arrangement with a total payment of US$104 739 under which Mr Anderson agreed to act as a consultant to the Group for two years commencing 5 November 2002.

•	further payments totalling US$1 571 092.

In addition, Mr Anderson’s contract entitled him to exercise those Performance Rights awarded under the original contract that had not become exercisable, being 400 000 Performance Rights (300 000 of which became exercisable on termination, with a notional value of US$3 464 770 using a share price of US$5.39 per share). Although his contract entitled him to exercise 400 000 rights without reference to service or performance hurdles, Mr Anderson requested that the 100 000 Performance Rights issued in relation to the year ended 30 June 2002 remain subject to performance conditions. His performance against the conditions was assessed in August 2002 and, as a result, all of those Performance Rights became exercisable.

2.1.2 Remuneration

Other than the termination payment detailed in section 2.1.1, Mr Anderson did not receive any remuneration, including any Directors’ fees, for the year ended 30 June 2003. In 2002 Mr Anderson received US$2 615 019.

2.1.3 Share and Option plans

Mr P M Anderson - Share Options

Scheme	Ordinary Shares under option						Exercise price (3)		First exercise date	Expiry date

	At 1 July 2002		Granted	Exercised	Lapsed	At 4 November 2002

ESP 1999(1)	2 065 100	(2)	—	—	—	2 065 100	A$	6.92	23 April 2002	April 2009

(1)	The terms of these Options are identical to the terms of ESP 2000 set out in section 3.4 except for minor variations to the global comparator group, where the performance measurement was from 23 April 1999 to 22 April 2002 and that the Options expire on 22 April 2009.
(2)	Includes bonus shares issued for Options in respect of the DLC Merger.
(3)	Represents the exercise price payable on Options held at 1 July 2002, adjusted for bonus issues of shares in respect of the DLC Merger and for the exercise price reduction as a result of the OneSteel spin-out and the BHP Steel Demerger.

The market price of BHP Billiton Limited shares at 30 June 2003 was A$8.64.

The highest and lowest market prices during 2003 were A$10.50 (9 July 2002) and A$8.28 (20 May 2003) respectively.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Mr P M Anderson - Shares awarded

Scheme	Ordinary Shares under award					Vesting date

	At 1 July 2002	Granted	Vested (1)	Lapsed	At 4 November 2002

PSP 1999(2)	1 032 885	—	1 032 885	—	—	August 2002

(1)	Market price on vesting dates were: A$9.45 (22 August 2002); and A$9.46 (26 August 2002).
(2)	These Performance Rights were awarded on 1 March 1999. The market price at this time was A$5.26. Vesting of these Performance Rights was subject to service and performance conditions. The performance conditions were determined by the Board on an annual basis.

2.2 Mr Brian Gilbertson

Mr Brian Gilbertson resigned as Chief Executive Officer and as a member of the Board on 5 January 2003. Details of the payments made to him on termination were announced on 23 May 2003 and are set out in section 2.2.1 below. Details of the remuneration paid to him during the year ended 30 June 2003 and the prior year are set out in section 2.2.2.

2.2.1 Termination payments

Under the terms of an agreement between the Group and Mr Gilbertson dated 23 May 2003, the following amounts were paid to him:

•	£3 418 780 in respect of unpaid salary to 30 June 2005 in accordance with the terms of his service contracts

•	£54 930 in respect of holidays accrued but not taken at the time of his resignation

•	£595 895 in respect of short-term incentive for the year ended 30 June 2003. This sum was reached by measuring the performance of the Group at the date of resignation and pro-rating his entitlements to that date.

These amounts represented his entitlements under his contracts of employment with the Group. The amounts are gross amounts and subject to necessary withholdings.

In addition, Mr Gilbertson is entitled to be reimbursed an amount capped at £150 000, for relocation and other costs associated with his departure. The Group will also continue to provide medical insurance cover for Mr Gilbertson and his wife until 29 June 2005.

Those amounts are included in the table in section 2.2.2 below and appear in US$.

No entitlements under any of the long-term incentive plans in which Mr Gilbertson participated vested on his resignation.

With the approval of the Board, the Committee exercised the discretion granted to it under those incentive plans and agreed to allow Mr Gilbertson to continue to participate subject to the following conditions:

•	that the number of entitlements that Mr Gilbertson retained be reduced on a pro-rated basis to reflect his period of service

•	that shares would vest only if the pre-determined performance conditions had been met

•	awards of shares, if any, would be made at the same time as to other participants in the plans.

In exercising its discretion the Board and Committee took into account the leadership role Mr Gilbertson had played both before and after the merger and felt that Mr Gilbertson should be entitled to participate, albeit at a reduced level to reflect his period of service, if the pre-determined performance conditions were ultimately met.

Awards in which Mr Gilbertson continues to hold an entitlement, subject to these conditions, are set out in the table in section 2.2.3 below.

Mr Gilbertson is also entitled to benefits under pension plans in which he had accrued an entitlement to 31 years of pensionable service with all included employers at the date of his resignation from BHP Billiton. Details of these entitlements are set out in section 2.2.4.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

2.2.2 Remuneration

Mr B P Gilbertson - Remuneration paid (US Dollars)

Base salary	Deferred cash bonus	Other benefits	Termination payments (1)	Subtotal 2003	Subtotal 2002	Retirement benefits (2)	Share-based compensation - long-term (3)	Total 2003	Total 2002

685 567	419 259	45 892	6 707 368	7 858 086	3 745 115	364 313	292 636	8 515 035	5 060 566

(1)	Termination payments
Included in the termination payments is an amount of US$947 218 relating to pro-rated cash bonus paid in relation to Mr Gilbertson’s services for the year ended 30 June 2003.
(2)	Retirement benefits
The estimated benefit in respect of pensions includes contributions payable in respect of actual/notional contributions that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Gilbertson are set out in section 2.2.4 below.
(3)	Long-term share-based compensation
The amount in respect of long-term share-based compensation represents the estimated value of awards granted under the long-term incentive schemes.
The estimated value has been calculated using a modified Black-Scholes option pricing methodology. Details of outstanding awards and awards vesting in the year are set in the table below.

2.2.3 Shares awarded

Mr B P Gilbertson - Shares in which an entitlement is retained, subject to performance

Ordinary Shares under award

Scheme	At 1 July 2002 (1)	Granted (2)	Vested	Number of shares forfeited as at date of resignation	Number of shares in which Mr Gilbertson retained an entitlement at5 January 2003 subject to the conditions set out in section 5.2.1 (3)	Vesting date

GIS 2002 - Performance Shares	—	366 589	—	303 430	63 159	August 2005

RSS 2001	292 576	—	—	169 358	123 218	1 October 2004

CIP 2001(4)	100 946	—	—	58 648	42 298	7 November 2003(5)

Total	393 522	366 589	—	531 436	228 675

(1)	Includes bonus shares issued for share awards in respect of the BHP Steel Demerger.
(2)	Market price on date of the GIS award, 12 November 2002, was £3.18.
(3)	The number of entitlements Mr Gilbertson retained are pro-rated to reflect his period of service to resignation date. The shares will vest only if the pre-determined performance conditions have been met. Awards of shares, if any, will be made at the same time as to other participants in the plans.
(4)	CIP includes the 24 925 Committed Shares originally invested by Mr Gilbertson.
(5)	If Mr Gilbertson elects to participate in the second Performance Period, then 16 275 shares will vest on 7 November 2005. Otherwise these 16 275 shares will lapse on 7 November 2003.

The market price of BHP Billiton Plc shares at 30 June 2003 was £3.19.

The highest and lowest market prices during 2003 were £3.53 (8 July 2002) and £2.47 (6 August 2002) respectively.

2.2.4 Retirement benefits

Mr Gilbertson participated in a defined benefit pension plan. Under the terms of that plan Mr Gilbertson has pensionable service from 1 April 1970. That service includes service to BHP Billiton and service that was transferred from former employers. Mr Gilbertson is entitled to take the retirement benefits or a pension or commute those benefits to a lump sum. At the date of this Report Mr Gilbertson has not advised the Group of his election.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Mr B P Gilbertson - Defined Benefit Pension (US Dollars)

Increase in accrued annual pension entitlement during the year (1)	Total accrued annual pension entitlement at year end (2)	Increase in transfer value of total accrued pension (1)	Transfer value of total accrued pension at year end 2003 (2)	Transfer value of total accrued pension at year end 2002 (2)

86 910	977 186	(1 447 694)	14 795 452	16 243 146

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation. The decrease in transfer value of total accrued pension is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the Director also without any allowance for inflation.
The increase in accrued pension after making an allowance for inflation of 3.3 per cent (2002: 1 per cent) was US$57 531 (2002: US$50 363) and the transfer value of that increase less the contributions made to the scheme by the Director was US$871 075 (2002: US$1 009 296).
(2)	The disclosure of the transfer value of total accrued pension at year end represents the transfer value as at 30 June 2003, notwithstanding that Mr Gilbertson resigned on 5 January 2003.

At the date of his resignation Mr Gilbertson was 59 years of age.

3. Executives

3.1 Five highest paid officers (other than Directors) (US Dollars)

Executive	Base salary	Annual cash bonus	Value of Deferred Shares (1)	Other Benefits (2)	Subtotal 2003	Retirement Benefits (3)	Share-based compensation - long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2003

Philip Aiken	675 241	558 015	520 851	408 789	2 162 896	180 289	285 050	(347 234)	2 281 001

Marius Kloppers	449 486	415 971	388 267	679 458	1 933 182	—	225 336	(258 845)	1 899 673

Bradford Mills	551 250	439 415	410 150	158 931	1 559 746	201 206	278 534	(273 433)	1 766 053

Chris Lynch	587 217	487 638	455 161	175 096	1 705 112	142 987	184 849	(303 441)	1 729 507

David Munro	787 894	370 371	345 704	143 068	1 647 037	—	153 742	(230 469)	1 570 310

(1)	Deferred Shares
Employees can elect to receive Options instead of Deferred Shares, or a combination of both.
(2)	Other benefits
Includes medical insurance, life assurance, related benefits, cash gratuity in lieu of retirement benefits (which for Mr Kloppers totalled US$353 226), relocation allowance and expenses, sign-on allowances, payment of unused leave entitlements and car allowances, where applicable.
(3)	Retirement benefits
The estimated benefit in respect of pensions includes contributions payable in respect of defined contribution arrangements and actual/notional contributions that would have been required to secure the defined benefit promises earned in the year.
(4)	Long-term share-based compensation
The amount in respect of long-term share-based compensation represents the estimated value of awards granted under the long-term incentive schemes.
The estimated value has been calculated using a modified Black-Scholes option pricing methodology. The number of Performance Shares granted under the GIS in November 2002 is as follows: 158 118 Performance Shares to Mr Aiken; 119 485 Performance Shares to Mr Kloppers; 141 897 Performance Shares to Mr Mills; 117 117 Performance Shares to Mr Lynch; and 147 263 Performance Shares to Mr Munro.
(5)	In accordance with UK GAAP, 100 per cent of the value of Deferred Shares earned during the 2003 year is included in remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration is to be included over the vesting period (in this case, the three years from 1 July 2002 to 30 June 2005). The column headed ‘Adjustment’ represents this difference. Hence, the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

4. Non-executive Directors

4.1 Remuneration policy

In May 2001 shareholders approved an aggregate sum of A$3 million to be used to remunerate non-executive Directors. Fees payable to non-executive Directors were set in 2002. There was no change to either the fee structure, or rates payable during the 2003 financial year.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings and the extent of the geographic regions in which the Group operates. They also reflect the considerable travel burden imposed on members of the Board.

The elements of remuneration are:

•	a base fee of US$60 000 per annum

•	a fee of US$1000 for each meeting attended

•	a fee of US$7500 for the chairman of a Committee of the Boards

•	a travel allowance of US$1000 for air travel that is more than three hours but less than 12 hours and US$2500 where air travel is more than 12 hours.

Non-executive Directors are not eligible to participate in any of the Group’s incentive arrangements.

The Chairman of BHP Billiton is Mr Don Argus. His remuneration is fixed at four times the base fee for non-executive Directors.

He does not receive any additional fees for chairing the Nomination Committee, or any Board meeting attendance fees.

The Senior Independent Director of BHP Billiton Plc is Dr John Buchanan. Dr Buchanan is paid a base fee of US$80 000, plus additional fees and allowances as described.

Members of the Risk Management and Audit Committee (Mr David Crawford, Dr David Brink, Dr David Jenkins and Mr Cornelius Herkströter) also act as chairmen of the Customer Sector Group Risk Management and Audit Committees and receive attendance fees and travel allowances in respect of meetings of those Committees.

Fees are denominated in US dollars and are paid in either US dollars, Australian dollars or UK sterling, as nominated by the Director.

Each non-executive Director is appointed subject to periodic re-election by the shareholders. There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.

4.2 Remuneration paid - non-executive Directors (US Dollars)

	Fees and allowances	Other benefits	Subtotal 2003	Subtotal 2002	Retirement benefits (1) 2003	Total 2003	Total 2002

Paul Anderson(2)	—	—	—	—	—	—	—
Don Argus	247 500	—	247 500	245 000	12 625	260 125	261 524
Ben Alberts(3)	—	—	—	70 000	—	—	73 470
David Brink	95 500	2 781	98 281	80 031	—	98 281	80 031
John Buchanan(4)	44 832	—	44 832	—	—	44 832	—
Michael Chaney(6)	81 500	—	81 500	71 000	3 155	84 655	75 362
John Conde(3)	—	—	—	67 500	—	—	71 630
David Crawford	96 000	—	96 000	84 000	3 550	99 550	88 343
Cornelius Herkströter	83 500	2 781	86 281	70 531	—	86 281	70 531
John Jackson(5)	54 144	—	54 144	155 000	—	54 144	155 000
David Jenkins	100 500	—	100 500	69 000	—	100 500	70 785
Derek Keys(3)	—	2 781	2 781	76 969	—	2 781	76 969
John Ralph(5)	24 660	—	24 660	69 000	1 160	25 820	73 130
Lord Renwick	76 500	—	76 500	68 000	—	76 500	68 000
Barry Romeril(3)	—	2 781	2 781	70 531	—	2 781	70 531
John Schubert	78 375	—	78 375	70 000	3 250	81 625	74 130

(1)	BHP Billiton Limited contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.
(2)	Appointed a non-executive Director on 1 July 2002 upon his retirement as Chief Executive Officer and Managing Director. He did not receive fees, allowances or other benefits in his capacity as a non-executive Director. Retired on 4 November 2002. Details of amounts paid to him on retirement are set out in section 2.1.
(3)	Retired on 30 June 2002.
(4)	Appointed on 1 February 2003.
(5)	Retired on 4 November 2002.
(6)	Michael Chaney has requested that fees payable to him be paid instead to his employer Wesfarmers Limited.

4.3 Non-executive Directors’ retirement benefits

In 1989 the shareholders of BHP Limited approved the introduction of a Retirement Plan under which non-executive Directors accrued entitlements to be paid by the Group on retirement from the Board. The entitlements under this plan are net of any compulsory payments by the Group to the BHP Billiton Superannuation Fund.

At the time of the merger, the Board resolved to close the Plan to new entrants and to continue its operation only until such time as the remaining participants continued in office.

In August 2003 the remaining participants in the Plan (Mr Don Argus, Mr Michael Chaney, Mr David Crawford, Dr David Jenkins and Dr John Schubert) all agreed to set aside their entitlements and cease participation in the Plan effective from the first of the 2003 annual general meetings (to be held on 24 October 2003). The Plan will be closed from that date and the

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

entitlements that have accumulated in respect of each of the participants will be frozen and paid on retirement. Those amounts are set out in the table below. An earnings rate equal to the five-year Australian Government Bond Rate will be applied.

The following table sets out the accrued retirement benefits under the Plan together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund.

Retirement remuneration - non-executive Directors (US Dollars)

Name	Completed years of service at 30 June 2003	Increase in lump sum entitlement during the year	Lump sum entitlement at 30 June 2003	Lump sum entitlement at 30 June 2002

Don Argus	7	199 892	997 383	797 491
Michael Chaney	8	52 179	264 013	211 834
David Crawford	9	54 387	278 681	224 294
David Jenkins	3	57 242	132 007	74 765
John Schubert	3	57 242	132 007	74 765

5. Former non-executive Directors

Mr Paul Anderson, Mr John Jackson and Mr John Ralph retired as non-executive Directors during the year.

Following his retirement as a non-executive Director on 30 June 2002, Mr Ben Alberts joined the Health, Safety and Environment Committee. He received a fee of A$2000 for each day spent on Committee activities, which amounted to US$16 535 in total during the year ended 30 June 2003. He was also paid a retirement benefit during the year of US$107 158 which had accrued up to his retirement at the end of the previous financial year.

Mr Anderson served as a non-executive Director from 1 July 2002 to 4 November 2002. He did not receive any remuneration for his services as a non-executive Director. Details of remuneration paid in relation to his executive responsibilities are set out in section 2.1.2. A description of his benefits paid after his retirement as a non-executive Director and manner of payment are set out in section 2.1.1.

Mr John Ralph retired on 4 November 2002 and was paid a retirement benefit of US$196 053 that had accrued to him up to his retirement.

Mr John Conde retired on 30 June 2002 and was paid a retirement benefit of US$207 196 that had accrued to him up to his retirement.

6. Aggregate Directors’ remuneration

The aggregate remuneration of executive and non-executive Directors of BHP Billiton in accordance with UK generally accepted accounting principles is set out in the table below.

Aggregate Directors’ remuneration (US Dollars million)

	2003		2002

Emoluments	7		9

Termination payments	12		2

Awards vesting under long-term incentive plans	—		9

Gains on exercise of Options	0	(1)	—

Total	19		20

(1)	Mr Goodyear exercised options during the year ended 2003 with a gain of US$0.2 million.

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

Consolidated Statement of Total Recognised Gains & Losses

For the period 1 July 2000 to 28 June 2001

	BHP Billiton Plc Group (excluding JVAs)			Joint ventures and associates (JVAs)			BHP Billiton Plc Group

	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m	2001 US$m	2000 restated US$m	1999 restated US$m

Attributable profit for the financial period	526	460	301	82	106	81	608	566	382
Exchange gains and losses on foreign currency net investments	—	(7)	(14)	—	—	—	—	(7)	(14)

Total recognised gains for the period	526	453	287	82	106	81	608	559	368

Prior year adjustments arising from the implementation of revised accounting policies (refer Accounting Policies):
– Deferred taxation	(171)	—	—	(29)	—	—	(200)	—	—
– Exploration	(15)	—	—	—	—	—	(15)	—	—
– Provisions	—	—	21	—	—	—	—	—	21

Total recognised gains since last annual report	340	453	308	53	106	81	393	559	389

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

Notes to the financial statements

Note 2.	Exceptional Items

Exceptional items analysed by category:

	Gross 2001 US$m	Tax 2001 US$m	Net 2001 US$m

Write down in carrying value of assets
Coal: Lake mines assets	(26)	6	(20)
Stainless steel: Columbus joint venture assets (a)	(114)	30	(84)

	(140)	36	(104)

Sale of expansion rights

Aluminium: Mozal II (b)	61	(21)	40

	61	(21)	40

Merger transaction costs

Central items	(55)	—	(55)

	(55)	—	(55)

Exceptional items	(134)	15	(119)

Exceptional items analysed by business segment:

Aluminium	61	(21)	40
Coal	(26)	6	(20)
Steel and ferroalloys	(114)	30	(84)

Ferroalloys	—	—	—
Stainless steel	(114)	30	(84)

Central items	(55)	—	(55)

Exceptional items	(134)	15	(119)

(a)	The writedown has been presented on a gross investment basis and does not include US$34 million attributable to equity minority interests.
(b)	In addition to its 47% interest in the Mozal aluminium smelter, the BHP Billiton Plc Group owned 85% of any expansion rights. During the year it sold expansion rights of 38% to its partner for consideration valued at US$61 million (US$40 million net of tax). No expenditure had previously been specifically made to acquire the expansion rights and as such the net book value of the expansion rights was nil. Pursuant to the original shareholders agreement, under which the BHP Billiton Group entered into the Mozal joint venture with several other parties, the BHP Billiton Group was given 85% preferential rights in any future expansion phases of the development. These rights were granted to the BHP Billiton Group at no cost, that is without requiring the BHP Billiton Group to fund any special capital contributions or make any one-off payments.

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

Notes to the financial statements

Note 5.	Operating Costs

	2001 US$m	2000 restated US$m	1999 restated US$m

Change in stocks of finished goods and work in progress	(69)	(31)	5
Raw materials and consumables	999	827	832
Staff costs	689	627	604
Amortisation of goodwill and negative goodwill	5	3	(2)
Depreciation of tangible fixed assets	503	382	350
Impairment of tangible fixed assets	34	—	—
Net exploration charge	23	41	41
Loss on sale of fixed assets and joint ventures	21	2	2
Other income	(81)	(5)	(10)
Other operating charges	3,574	2,464	2,313

BHP Billiton Plc Group (excluding JV)	5,698	4,310	4,135
Joint ventures (JV)	594	397	394

Operating costs including joint ventures	6,292	4,707	4,529

Production units
– BHP Billiton Plc Group (excluding JV)	3,829	3,578	3,352
– Joint ventures (JV)	537	363	328
Trading
– BHP Billiton Plc Group (excluding JV)	1,869	732	783
– Joint ventures (JV)	57	34	66

Operating costs including joint ventures	6,292	4,707	4,529

Other operating charges include the following:

	2001 US$m	2000 restated US$m	1999 restated US$m

Operating lease charges:
Land and buildings	9	10	5
Other lease charges	18	5	8

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

Notes to the financial statements

Note 8.	Tax on profit on ordinary activities

	2001 US$m	2000 restated US$m	1999 restated US$m

(a) Analysis of charge in the period
UK Taxation
Corporation tax at 30% (2000: 30%; 1999: 30.75%)
– Current	146	105	100
less double taxation relief	(127)	(100)	(99)

	19	5	1

Australian Taxation
Corporation tax at 34% (2000: 36%; 1999: 36%)
– Current	35	7	10
– Deferred	(44)	(31)	(3)

	(9)	(24)	7

South African taxation
Corporation tax at 30% (2000: 30%; 1999: 30%)
– Current	110	81	36
– Deferred	(40)	(25)	4

	70	56	40

Other overseas taxation
– Current	124	105	40
– Deferred	20	8	(4)

	144	113	36

Share of joint ventures’ tax charge
– Current	54	44	48
– Deferred	(31)	4	7

	23	48	55

Share of associate’s current tax charge	3	—	—
Withholding tax and secondary taxes on companies	46	24	2
Other taxation	—	1	2

	296	223	143

Made up of:
Aggregate current tax
– BHP Billiton Plc Group (excluding JVA)	334	223	91
– Joint ventures and associates (JVA)	57	44	48

	391	267	139

Aggregate deferred tax
– BHP Billiton Plc Group (excluding JVA)	(64)	(48)	(3)
– Joint ventures and associates (JVA)	(31)	4	7

	(95)	(44)	4

	296	223	143

BHP BILLITON PLC GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to the financial statements

Note 8.	Tax on profit on ordinary activities (continued)

	2001 US$m	2000 restated US$m	1999 restated US$m

(b) Factors affecting tax charge for the period
The tax assessed is different than the standard rate of corporation tax in the UK (30%)
The differences are explained below:
Profit on ordinary activities before tax	883	830	573

Tax on profit at UK rate of 30% (2000: 30% ; 1999: 30.75%)	265	249	176

Permanent Differences
Amounts over provided in prior years	(4)	(4)	—
Recognition of prior year tax losses	(8)	(3)	—
Non-deductible accounting depreciation and amortisation	17	—	—
Non tax effected operating losses	53	4	27
Tax rate differential on non-UK income	(23)	(2)	(5)
Foreign expenditure including exploration not currently deductible	7	11	—
South African secondary tax on companies	46	24	—
Non-deductible merger costs	18	—	—
Tax rate changes	—	(31)	(21)
Income tax audit	—	(26)	—
Sale of tax certificates	—	—	(25)
BFBV tax ruling	—	—	(25)
Other	(75)	1	16

Total permanent differences	31	(26)	(33)

Deferred tax movements taken on profit and loss accounts
Capital allowances for the period less depreciation	87	(57)	6
Employee entitlements	2	2	(13)
Restoration and rehabilitation	7	12	(7)
Other provisions	2	10	5
Tax losses	(35)	48	(3)
Other	32	29	8

Total timing differences	95	44	(4)

Current tax charge	391	267	139
less deferred tax movements taken to the profit and loss account	(95)	(44)	4

Tax on profit on ordinary activities	296	223	143

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

Included in the above interest rate profile is US$12 million (2000: US$25 million; 1999: US$nil) of fixed interest bearing loans to joint ventures, US$110 million (2000: US$nil; 1999: US$ nil) of floating interest bearing loans to joint ventures and US$67 million (2000: US$ nil; 1999: US$ nil) of floating interest bearing loans to associates . The remaining US$215 million (2000: US$210 million; 1999: US$224 million) of loans to joint ventures are interest free and have no redemption date. These loans and fixed asset investments of US$420 million (2000: US$78 million; 1999: US$74 million) are included in the above interest rate profile.

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

Notes to the financial statements

Note 21.	Analysis of net debt

	At 30 June 1999 US$m	Cash flow US$m	Other non-cash movements US$m	Exchange movements US$m	At 30 June 2000 US$m	Acquisitions & disposals US$m	Cash flow US$m	Other non-cash movements US$m	Exchange movements US$m	At 28 June 2001 US$m

Cash at bank and in hand	202	104	—	(9)	297	127	136	—	(17)	543
Overdrafts	(109)	7	—	6	(96)	(29)	(125)	—	—	(250)

	93	111	—	(3)	201	98	11	—	(17)	293

Subsidiary company preference shares	(99)	(16)	—	13	(102)	—	—	—	16	(86)
Finance lease obligations	(52)	9	—	5	(38)	—	5	—	6	(27)
Other debt due within one year	(227)	(57)	(85)	6	(363)	(365)	(339)	(28)	40	(1,055)
Other debt due after one year	(965)	(581)	92	64	(1,390)	(300)	(1,669)	28	76	(3,255)

	(1,343)	(645)	7	88	(1,893)	(665)	(2,003)	—	138	(4,423)

Money market deposits	278	232	—	(1)	509	—	(365)	—	—	144

Total	(972)	(302)	7	84	(1,183)	(567)	(2,357)	—	121	(3,986)

The balance sheet movement in cash including money market deposits is as follows:

Cash at bank and in hand	202	104	—	(9)	297	127	136	—	(17)	543
Money market deposits	278	232	—	(1)	509	—	(365)	—	—	144

	480	336	—	(10)	806	127	(229)	—	(17)	687

Money market deposits with financial institutions have a maturity of up to three months.

Note 22.	Related parties

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

Reconciliation of consolidated profit and loss account

	Note	2001 US$m	2000 US$m	1999 US$m

Attributable profit as reported under UK GAAP (a)		608	566	382

US GAAP adjustments:
Business combinations	(i)	(78)	(51)	(57)
Pensions	(ii)	(17)	1	5
Post retirement benefits other than pensions	(iii)	7	(10)	—
Hedge accounting	(iv)	(13)	3	18
Synthetic accounting	(v)	1	(29)	(40)
Investments	(vi)	(1)	—	9
Start-up costs	(vii)	(6)	7	1
Shares held by Billiton Employee Share Ownership Trust	(viii)	—	4	—
Income taxes	(ix)
• Secondary tax on companies		(15)	15	—
• Deferred taxation effect of US GAAP adjustments		59	13	24
Effect on minority interest of US GAAP adjustments		5	9	(4)
Sale of preferential rights	(x)	(61)	—	—
Other	(xi)	(2)	—	3

Net income under US GAAP before cumulative effect of change in accounting principle		487	528	341

Cumulative effect of change in accounting principle for derivatives and hedging activities, net of tax	(iv)	(5)	—	—

Net income under US GAAP after cumulative effect of change in accounting principle		482	528	341
Other comprehensive income
Foreign currency translation adjustment		—	(7)	(10)
Investments	(vi)	8	(3)	—

Comprehensive income under US GAAP		490	518	331

(a)	Comparative information for “Attributable profit as reported under UK GAAP”for 2000 and 1999 has been restated in accordance with our disclosure ‘Application of new accounting standards and changes in accounting policies’ as described in the section entitled “Accounting Policies”.

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

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorised.

Date: October 23, 2003
/S/ CHRISTOPHER LYNCH

(Signature)

Chief Financial Officer

(Title)