Form 20-F
period 2004-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2004-10-20
CIK 811809, 1171264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2004

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

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,759,487,555	2,468,147,002

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

Item 17   ☐     Item 18   ☒

In this annual report, the terms we, our, us, BHP Billiton, BHP Billiton Group and Group refer to BHP Billiton Limited and BHP Billiton Plc, together with their respective subsidiaries. BHP Billiton Plc Group refers to the group that is BHP Billiton Plc and its subsidiary companies. BHP Billiton Limited Group refers to the group that is BHP Billiton Limited and its subsidiary companies. BHP Billiton Plc refers to the parent entity that was formerly Billiton Plc before the implementation of the DLC structure and BHP Billiton Limited refers to the parent entity that was formerly BHP Limited before the DLC structure.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements, including statements regarding:

•	estimated reserves;

•	plans, strategies and objectives of management;

•	closure or divestment of certain operations or facilities (including associated costs);

•	anticipated production or construction commencement dates;

•	expected costs or production output;

•	the anticipated productive lives of projects, mines and facilities; and

•	provisions and contingent liabilities.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this annual report.

For example, our future revenues from our operations, projects or mines described in this annual report will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing of the feasibility of the development of a particular project, or the expansion of certain facilities or mines. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets, the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce, activities of government authorities in certain of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty and other factors identified in the description of the risk factors in Item 3D. We cannot assure you that our estimated economically recoverable reserve figures, closure or divestment of such operations or facilities, including associated costs, actual production or commencement dates, cost or production output, or anticipated lives of the projects, mines and facilities discussed in this annual report will not differ materially from the statements contained in this annual report.

GLOSSARY OF TERMS

Technical Terms

In the context of ADSs and listed investments, the term “quoted” means “traded” on the relevant exchange.

We refer in this annual report to tonnes, each of which equals 1,000 kilograms, approximately 2,205 pounds or 1.102 short tons. Measures of distance referred to in this annual report are stated in kilometres, each of which equals approximately 0.62 miles, or in metres, each of which equals approximately 3.28 feet.

ADS means American Depositary Share.

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

DLC merger means the dual listed companies merger between BHP Billiton Limited and BHP Billiton Plc, on 29 June 2001.

DLC structure means the corporate structure resulting from the DLC merger.

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

Ethane, where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

Federal unit is a combination of two or more US Minerals Management Service (“MMS”) defined blocks approved by MMS in circumstances where it can be demonstrated that the blocks are part of the same geological formation.

Greenfield project means the development of a new project.

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

Liquefied natural gas (LNG) consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

Liquified petroleum gas (LPG) consists of propane and butane and a small amount (less than 2%) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels.

Marketable Coal Reserves represents beneficiated or otherwise enhanced coal product and should be read in conjunction with, but not instead of, reports of coal reserves.

Megajoules = 1,000,000 joules (where joules is a measure of energy).

Metallurgical coal is a broader term than coking coal which includes all coals used in steelmaking, such as coal used for the Pulverised Coal Injection process.

Oil and gas reserves mean those quantities of oil and gas that are anticipated to be legally and commercially recoverable from known accumulations as of the date of the reserve estimate.

Ore reserves are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Petajoules = 1,000,000,000,000,000 joules (where joules is a measure of energy).

Petroleum coke is a residue from the refining of heavy fraction oil into light fraction oil.

Probable ore reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assure continuity between points of observation.

Proved or proven ore reserves are the reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings on drill holes; grade and/or quality are computed from the results of detailed samplings and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions i.e. prices and costs as of the date the estimate is made.

Recoverable coal reserves are the combination of the proved and probable ore reserves which specifically concern coal.

Total ore reserves represent proved ore reserves plus probable ore reserves.

Reserve life is current stated ore reserves divided by current rate of production.

Take or pay means an obligation on a customer to pay for an agreed minimum quantity of a commodity even if it fails to “take” that agreed minimum quantity.

Terajoules = 1,000,000,000,000 joules (where joules is a measure of energy).

Financial Terms

UK terminology	US equivalent

Shareholders’ Funds	Stockholders’ Equity

Called up share capital	Subscribed Capital Stock

Ordinary Shares	Common Stock

Profit and Loss Account	Income Statement

Profit and Loss Account Reserve	Retained Earnings

Appropriated Surplus

Share Premium Account	Paid-in Surplus

Provision – accrued liability, i.e., not part of Total Equity	Reserve – can represent either part of Stockholders’ Equity, accrued liability or estimated depletion in the cost of an asset

Tangible Fixed Assets	Property, Plant and Equipment

Bonus Issue	Stock Dividend

Subsidiary	Subsidiary

Turnover	Sales Revenue

Depreciation	Depreciation and depletion

Profit for the financial year (attributable profit)	Net income

Income-generating unit	Cash-generating unit

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

KEY INFORMATION

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Set forth below is selected consolidated financial information for the BHP Billiton Group, which reflects the combined operations of both the BHP Billiton Limited Group and the BHP Billiton Plc Group. BHP Billiton Limited and BHP Billiton Plc each reports, as its primary financial statements under the requirements of the US Securities and Exchange Commission, the BHP Billiton Group’s consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom and presented in US dollars. These financial statements account for the dual listed company structure as a business combination and accordingly consolidate BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. Under UK GAAP, the DLC structure has been accounted for under the ‘pooling-of-interests’ method in accordance with UK Financial Reporting Standard 6: Acquisitions and Mergers as though the DLC structure had been effective and the two groups had operated as one enterprise throughout the periods presented.

Under US GAAP, the DLC structure is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group on 29 June 2001. Under the pooling-of-interests method, the assets, liabilities and equity of the BHP Billiton Plc Group and the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders’ equity includes the purchase adjustments required to recognise the BHP Billiton Plc Group assets and liabilities at their fair values, at the date of combination, and to record goodwill.

The selected consolidated financial information for the BHP Billiton Group set forth below as at and for the fiscal years ended 30 June 2004, 2003 and 2002 should be read in conjunction with, and is qualified in its entirety by reference to, the audited BHP Billiton Group Annual Financial Statements and the accompanying notes included in this annual report.

	Year ended 30 June
Consolidated Profit and Loss Account	2004		2003		2002		2001		2000
	(US$ millions except per share data)
Amounts in accordance with UK GAAP
Group turnover – total		22,887		15,608		15,906		17,789		17,415
Group turnover – from continuing operations		22,887		15,608		13,562		14,771		12,744
Operating profit (including share of profit of joint ventures and associates)
- including exceptional items – total		5,418		3,412		2,943		2,825		2,182
- excluding exceptional items – from continuing operations		5,352		3,412		2,984		3,284		2,485
- including exceptional items – from continuing operations		5,418		3,412		2,873		2,612		1,790
Net profit before minority interests
- including exceptional items		3,476		1,941		1,737		1,252		1,527
Net profit attributable to members
- including exceptional items		3,379		1,901		1,690		1,529		1,506
Dividends provided for or paid		1,617		900		784		754		788
Number of Ordinary Shares (millions) (a)
- at period end		6,228		6,216		6,044		6,023		5,817
- weighted average		6,218		6,207		6,029		5,944		5,725
- weighted average diluted		6,246		6,222		6,042		5,973		5,736
Per Ordinary Share: (a)
- Net profit attributable to members
including exceptional items
- Basic	US$	0.54	US$	0.31	US$	0.28	US$	0.26	US$	0.26
- Diluted	US$	0.54	US$	0.31	US$	0.28	US$	0.26	US$	0.26
-Dividends provided for or paid – BHP Billiton Plc (b)	US$	0.26	US$	0.145	US$	0.130	US$	0.120	US$	0.113
-Dividends provided for or paid – BHP Billiton Limited (b)	US$	0.26	US$	0.145	US$	0.130	A$	0.247	A$	0.247

	Year ended 30 June
Consolidated Profit and Loss Account	2004		2003		2002		2001		2000
	(US$ millions except per share data)
Amounts in accordance with US GAAP(c)
Sales revenue – from continuing operations		22,887		15,608		13,552		8,100		7,467
Other income – from continuing operations		385		223		321		516		268
Operating income – from continuing operations		3,489		2,780		1,698		629		14
Net income – total		2,716		1,581		1,249		882		400
Net income – from continuing operations		2,716		1,576		1,513		718		257
Net (loss)/income – from discontinued operations		—		5		(264)		136		143

Per Ordinary Share(a):

Net income attributable to members
Basic – from continuing operations	US$	0.44	US$	0.25	US$	0.25	US$	0.20	US$	0.07
Diluted – from continuing operations	US$	0.43	US$	0.25	US$	0.25	US$	0.20	US$	0.07
Basic – from discontinued operations		—		—	US$	(0.04)	US$	0.04	US$	0.04
Diluted – from discontinued operations		—		—	US$	(0.04)	US$	0.04	US$	0.04
Basic – total	US$	0.44	US$	0.25	US$	0.21	US$	0.24	US$	0.11
Diluted – total	US$	0.43	US$	0.25	US$	0.21	US$	0.24	US$	0.11
Per ADS:
Net income attributable to members
Basic – total	US$	0.88	US$	0.50	US$	0.42	US$	0.48	US$	0.22
Diluted – total	US$	0.86	US$	0.50	US$	0.42	US$	0.48	US$	0.22

	At 30 June
Balance Sheet	2004		2003		2002		2001		2000
	(US$ millions)
Amounts in accordance with UK GAAP
Total assets (d)		30,861		28,363		29,549		28,028		27,314
Total non-current portion of interest bearing liabilities(e)		5,453		6,288		5,534		6,521		5,040
Contributed equity		3,603		3,537		4,895		4,791		5,356
Equity attributable to members(d)		14,038		12,091		12,370		11,340		11,015

Amounts in accordance with US GAAP(c)
Total assets – total		36,675		35,001		35,795		35,232		17,698
Total assets – of continuing operations		36,675		35,001		33,023		32,562		13,046
Total non-current portion of interest bearing liabilities – total		5,452		6,414		6,350		6,607		3,501
Total non-current portion of interest bearing liabilities – of continuing operations		5,452		6,414		6,296		6,544		3,412
Equity attributable to members		18,802		16,832		17,147		16,602		6,333

(a)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Plc and BHP Billiton Limited after deduction of the number of shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Trust, the BHP Performance Share Plan Trust and the BHP Bonus Equity Plan Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are shares and options contingently issuable under employee share ownership plans.
(b)	Three dividends were declared for the year ended 30 June 2004, compared to two dividends declared in previous years, as a result of the Group’s decision to realign dividend declaration dates to coincide with the announcements of our interim and full year results.
(c)	As discussed in note 34 ‘US Generally Accepted Accounting Principles disclosures’ in the 2004 BHP Billiton Group Annual Financial Statements, the Group changed its methods of accounting for goodwill and employee stock-based compensation, refer footnotes (A) and (B) respectively, under US GAAP in the year ended 30 June 2003.
(d)	As discussed in ‘Accounting Policies’ in the 2004 BHP Billiton Group Annual Financial Statements, the Group changed its method of accounting for employee share awards under UKGAAP in the year ended 30 June 2004. Prior period numbers are stated accordingly.
(e)	Includes limited recourse finance and finance leases not repayable within 12 months.

Currency of presentation

The BHP Billiton Group publishes its consolidated financial statements in US dollars in both the United Kingdom and Australia.

B.	Capitalisation and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our profits may be negatively affected by currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate. Fluctuations in the exchange rate of those currencies may have a significant impact on our financial results. The US dollar is the currency in which the majority of our sales are denominated. Operating costs are influenced by the currencies of those countries where our mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian dollar, South African rand and US dollar are the most important currencies influencing our operating costs. Given the dominant role of the US currency in our affairs, the US dollar is the currency in which the BHP Billiton Group measures its financial performance. It is also the natural currency for borrowing and for holding surplus cash. An exception to this is our net borrowings denominated in South African rand, which at 30 June 2004 were approximately 4% of our net debt on a UK GAAP basis. We do not generally believe that active currency hedging provides long-term benefits to our shareholders. We may consider currency protection measures appropriate in specific commercial circumstances, subject to strict limits established by our Boards. Therefore, in any particular year, currency fluctuations may have a significant impact on our financial results.

Our gains or losses due to legacy foreign currency hedging amounted to gains of US$39 million, losses of US$86 million, and losses of US$305 million in the years ended 30 June 2004, 2003 and 2002, respectively. These legacy hedge contracts expired during the year. Our gains and losses on restatement of non US dollar net monetary liabilities were losses of US$278 million, losses of US$380 million and gains of US$180 million in the years ended 30 June 2004, 2003 and 2002, respectively.

Failure to discover new reserves or enhance existing reserves could negatively affect the BHP Billiton Group’s results and financial condition

Because a substantial portion of our revenues and profits are related to our oil and gas and minerals operations, our results and financial conditions are directly related to the success of our exploration efforts and our ability to replace existing reserves. A failure in our ability to discover new reserves or enhance existing reserves in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

We may have fewer mineral, oil or gas reserves than our estimates indicate

Our reserves estimations may change substantially if new information subsequently becomes available. Fluctuations in the price of commodities, variation in production costs or different recovery rates may ultimately result in our estimated reserves being revised. If such a revision was to indicate a substantial reduction in proven or probable reserves at one or more of our major projects, it could negatively affect our results, financial condition and prospects.

Compliance with health, safety and environment regulations may impose burdensome costs and if compliance is not achieved our reputation may be detrimentally impacted

The nature of the industries in which we operate means that our activities are highly regulated by health, safety and environmental laws. As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses.

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

The European Registration, Evaluation and Authorisation of Chemicals (REACH)-system is anticipated to commence operation in 2006. REACH will require manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment. The extent to which our operations and customers are impacted by these changes is not yet clear. These compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs could negatively affect our financial results.

Given the nature of our operations and some of the harsh and difficult conditions in which we operate there remains a risk that, despite our best efforts and best intentions, health, safety and/or environmental incidents or accidents may occur which may negatively impact our reputation and freedom or licence to operate.

Land tenure disputes may negatively impact the BHP Billiton Group’s operations

We operate in several countries where ownership of land is uncertain, and where disputes may arise in relation to ownership. These disputes cannot always be predicted, and hence there is a risk that this may cause disruption to some of our mining projects and prevent our development of new projects.

In Australia, the Native Title Act (1993) provides for the establishment and recognition of native title under certain circumstances. Like land ownership disputes, native title could negatively affect our new or existing projects.

In South Africa, the Extension of Security of Tenure Act (1997) prevents evictions from taking place in the absence of a court order. Occupiers who reside on the owner’s land, with the requisite consent of the owner, have rights to remain in occupation unless they breach their statutory obligations as occupiers. A process exists for long-term occupiers to enjoy life long tenure. However, the legislation provides for the option of provision of suitable alternative land for occupation. Furthermore, the Restitution of Land Rights Act (1994) permits dispossessed communities to reclaim land but only where such dispossession occurred after 1913 and as a consequence of a discriminatory practice or law. Both these Acts could negatively affect new or existing projects of the BHP Billiton Group.

Actions by governments in the countries in which we operate could have a negative impact on our operations and results

Our operations could be adversely affected by government actions such as controls on imports, exports and prices, new forms or rates of taxation and royalties, and increased government regulation in the countries in which we operate or service customers.

In South Africa, the Mineral and Petroleum Resources Development Act, 2002 (MPRDA) came into effect on 1 May 2004. The law provides for the conversion of existing mining rights (so called “old order rights”) to rights under the new regime (“new order rights”) subject to certain undertakings to be made by the company applying for such conversion. These new rights will also be subject to revised State royalties in the case of certain minerals but this is only expected to be introduced in 2009. The MPRDA also required the development of a Broad Based Socio Economic Empowerment Charter, known as the Mining Charter, for the mining industry with the objectives of expanding opportunities, skills, ownership and employment by historically disadvantaged South Africans. The Mining Charter requires that mining companies achieve 15% ownership by historically disadvantaged South Africans of South African mining assets within five years and 26% ownership within ten years. If we are unable to convert our South African mining rights in accordance with the MPRDA and the Mining Charter, we could lose some of those rights.

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

We may not recover our investments in exploration and new mining and oil and gas projects

There is a risk that we will not be able to recover the funds we spend identifying new mining and oil and gas properties through our exploration program. Increasing requirements relating to regulatory, environmental and social approvals can potentially result in significant delays in construction and may adversely impact upon the economics of new mining and oil and gas properties, the expansion of existing operations and our results of operations.

Increased reliance upon the Chinese market may negatively impact our results in the event of a slowdown in consumption

The Chinese market has become a significant source of global growth for basic commodities. China now represents in excess of 29% of global seaborne iron ore demand, 20% of copper and alumina, 12% of nickel and 7% of oil demand. Chinese demand for these commodities on average approximately doubled from 7% of global demand to 15% between 1990 and 2000 and has continued to grow.

Whilst this increase represents a significant business opportunity, our exposure to China’s economic fortunes and economic policies has increased.

In recent times we have seen a synchronised upward movement in commodity prices driven largely by Chinese demand. This synchronisation has introduced increased volatility in BHP Billiton’s commodity portfolio. Whilst this synchronisation has, in recent periods, resulted in higher prices for the commodities we produce, if Chinese economic growth slows, it could result in lower prices for our products, and therefore reduce our revenues.

Shortages of skilled labour could negatively impact our operations and expansion plans

The strong commodity cycle and large numbers of projects being developed in the industry has increased demand for skilled workers. If sufficient skills cannot be developed or acquired this may adversely affect the development of new projects, the expansion of existing operations or the results of those operations.

Our costs may increase due to inflationary pressures

Shortages of skilled labour, contractors, materials and supplies and increased demands of unions and governments in the context of high growth levels in the resources industry could potentially lead to increases in costs. Such cost increases could negatively impact our results, financial condition and prospects.

INFORMATION ON THE COMPANY

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of BHP Billiton

Background

We are the world’s largest diversified resources groups with a combined market capitalisation of approximately US$54 billion as of 30 June 2004 and we generated combined turnover (including share of joint ventures and associates) and attributable profit (including exceptional items) of US$24.9 billion and US$3.4 billion, respectively, for the year ended 30 June 2004. We hold industry leader or near-leader positions in a range of products, including being the:

•	world’s largest exporter of metallurgical coal for the steel industry;

•	world’s second largest exporter of energy coal;

•	world’s third largest producer of iron ore;

•	world’s third largest producer of copper;

•	world’s fourth largest producer of nickel metal;

•	world’s largest producer of manganese ore;

•	world’s fifth largest producer of primary aluminium; and

•	world’s largest producer of manganese and chrome ferroalloys.

We also have substantial interests in oil, gas, liquefied natural gas, diamonds, silver and titanium minerals.

BHP Billiton Limited is incorporated under the name “BHP Billiton Limited” and is registered in Australia with ABN 49 004 028 077. BHP Billiton Limited was incorporated on 13 August 1885 under the name of The Broken Hill Proprietary Company Limited.

BHP Billiton Plc is incorporated under the name “BHP Billiton Plc” and is registered in the United Kingdom with Company number 3196209. BHP Billiton Plc was incorporated on 9 May 1996.

On 19 March 2001, we announced that the Directors of BHP Limited and Billiton Plc had agreed to form a Dual Listed Companies structure to establish a diversified global resource group to be called BHP Billiton. The implementation of the DLC structure was completed on 29 June 2001. BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc.

BHP Billiton Limited and BHP Billiton Plc are run by a unified Board and management team, with headquarters in Melbourne, Australia, and with a significant corporate management centre in London. The existing primary listings on the London and Australian stock exchanges continue to be maintained, as is the secondary listing of BHP Billiton Plc on the Johannesburg stock exchange. BHP Billiton Plc and BHP Billiton Limited each maintain an American Depositary Receipt listing on the New York Stock Exchange.

The shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions on matters affecting the combined group through a procedure in which the shareholders of both companies have equal voting rights per share. Accordingly, shareholders of BHP Billiton Limited and BHP Billiton Plc effectively have an interest in a single group combining the assets of both companies with a unified Board of Directors and management. Should any future corporate action benefit shareholders in only one of the two companies, an appropriate action will be taken to ensure parity between BHP Billiton Limited and BHP Billiton Plc shares.

Further information on the DLC structure is included in Item 4C of this annual report.

We have grouped our major operating assets into the following Customer Sector Groups:

•	Petroleum (oil, natural gas and liquefied natural gas);

•	Aluminium (aluminium and alumina);

•	Base Metals (copper, silver, zinc and lead);

•	Carbon Steel Materials (metallurgical coal, iron ore and manganese);

•	Diamonds and Specialty Products (diamonds, titanium minerals and metals distribution);

•	Energy Coal (energy coal); and

•	Stainless Steel Materials (nickel metal, and chrome and nickel ferroalloys).

On 16 March 2004, we modified our organisational structure to group the Customer Sector Groups into three broadly related business areas of Non-Ferrous Materials, Energy and Carbon Steel Materials. The Aluminium, Base Metals and Stainless Steel Materials Customer Sector Groups form the Non-Ferrous Materials Group. The Petroleum and Energy Coal Customer Sector Groups form the Energy Group. The Carbon Steel Materials Customer Sector Group forms the Carbon Steel Materials Group. The Presidents of the relevant Customer Sector Groups report to the Group Presidents of the Non-Ferrous Materials, Energy and Carbon Steel Materials Groups respectively. The President of Diamonds and Specialty Products reports to the Chief Commercial Officer of BHP Billiton. The individual Customer Sector Groups identified above continue to operate within the structure. The re-structure does not impact on the way in which BHP Billiton’s financial results are reported.

The table below sets forth the contribution to combined turnover and profit (before tax) of each of these customer sector groups for the three years ended 30 June 2004.

	Turnover
	Year ended 30 June
	2004	2003	2002
	(US$ millions)
Group including share of joint ventures and associates
Petroleum	5,558	3,264	2,815
Aluminium	4,432	3,386	2,857
Base Metals	3,422	1,954	1,821
Carbon Steel Materials	4,857	3,714	3,306
Diamonds and Specialty Products	1,710	1,485	1,480
Energy Coal	2,569	2,089	1,919
Stainless Steel Materials	1,749	1,106	868
Steel (discontinued operations)(1)	—	—	2,550
Group and unallocated items	1,796	1,014	730
Intersegment	(1,150)	(506)	(568)

Total	24,943	17,506	17,778

	Profit before tax
	Year ended 30 June
	2004	2003	2002
	(US$ millions)
Group including share of joint ventures and associates
Petroleum	1,391	1,178	1,073
Aluminium	776	581	492
Base Metals	1,156	286	192
Carbon Steel Materials	1,137	1,045	1,084
Diamonds and Specialty Products	410	299	272
Energy Coal	234	198	536
Stainless Steel Materials	571	150	3
Steel (discontinued operations)(1)	—	—	86
Group and unallocated items	(187)	(256)	(550)
Exceptional items(2)	(468)	(19)	(212)
Net interest	(502)	(537)	(249)

Total	4,518	2,925	2,727

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations.
(2)	Refer note 2 ‘Exceptional items’ in the 2004 BHP Billiton Group Annual Financial Statements.

The table below sets forth the contribution to combined turnover and net profit (before tax and net interest) by geographic origin for the three years ended 30 June 2004.

	Turnover
	Year ended 30 June
	2004	2003	2002
	(US$ millions)
Geographic origin
Australia	7,270	6,527	5,842
Europe	6,750	2,798	2,049
North America	2,503	2,186	2,143
South America	4,130	2,727	2,255
Southern Africa	3,882	3,147	2,696
Rest of World	408	121	243
Discontinued operations(1)	—	—	2,550

Total	24,943	17,506	17,778

	Profit before tax and net interest
	Year ended 30 June
	2004	2003	2002
	(US$ millions)
Geographic origin
Australia	2,104	1,890	1,549
Europe	756	259	233
North America	(188)	188	22
South America	1,719	576	301
Southern Africa	537	558	712
Rest of World	92	10	73
Discontinued operations(1)	—	(19)	86

Total	5,020	3,462	2,976

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations.

The table below sets forth the analysis of combined turnover by geographic market for the three years ended 30 June 2004.

	Turnover
	Year ended 30 June
	2004	2003	2002
	(US$ millions)
Geographic market
Australia	1,874	1,775	1,442
Europe	8,941	5,582	4,430
Japan	2,807	2,393	2,078
South Korea	1,598	1,203	1,068
China	2,432	1,216	741
Other Asia	1,583	1,172	1,257
North America	2,782	2,389	2,344
Southern Africa	1,363	944	936
Rest of World	1,563	832	932
Discontinued operations(1)	—	—	2,550

Total	24,943	17,506	17,778

(1)	The Group’s Steel business was demerged in July 2002 and is disclosed as discontinued operations.

Ore Reserves

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

All of the ore reserve figures presented are reported in 100% terms, and represent estimates at 30 June 2004. All tonnes and grade information has been estimated more precisely than the rounded numbers that are reported, hence small differences may be present in the totals.

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

Reserves are estimated based on prices reflecting current economic conditions determined by reference to the three year historical average for each commodity. The prices used to estimate, or test for impairment of, the reserves contained in this annual report are as follows:

Price
Commodity	US$
Aluminium (used for Alumina)	1,423/t
Alumina (12.75% of Aluminium)	181/t
Copper	0.71-0.823/lb	(1)
Gold	336/oz
Lead	0.22/lb
Nickel	3.38/lb
Silver	4.64/oz
Zinc	0.38/lb

(1)	All our copper operations have used a three year historical average copper price to estimate, or test for impairment of, the copper reserves disclosed in this report. However, different copper operations have used different cut-off dates to calculate the three year average, which has resulted in different prices being used. The price used for each operation is disclosed in the footnotes to the reserves table on page 46.

B. Business Overview

Petroleum

Our Petroleum Customer Sector Group’s principal activities are oil and natural gas exploration, production and development in Australia, the United Kingdom, the United States, Algeria, Trinidad and Tobago, and Pakistan; and exploration interests in the United States, Australia, Trinidad and Tobago, Pakistan, Algeria, Brunei Darussalam, South Africa, Brazil and the Philippines.

Operating Assets

Australia/Asia

In Australia, we produce oil and gas from Bass Strait, the North West Shelf, the Laminaria and Corallina oil fields and the Griffin Project. In Pakistan, we produce gas and a small volume of condensate from the Zamzama gas field.

Bass Strait

The Bass Strait oil and gas fields are located in the Gippsland Basin, offshore southern Australia. First production commenced in 1968. There are 20 producing fields with 21 offshore structures (18 platforms and three subsea developments). Onshore infrastructure includes the Longford Gas Plant, which includes three gas processing trains and crude processing facilities, the Barry Beach Marine Terminal and the Long Island Point facility, which has LPG fractionation as well as LPG and crude storage facilities.

We have a 50% interest in the Bass Strait fields. Esso Australia Resources Pty Ltd (Esso Australia) has the other 50% and acts as operator. Production from most of the fields is subject to an overriding 2.5% royalty payable to Oil Basins Limited.

Gross oil production during 2003-2004 averaged 118,000 barrels per day. Approximately 65% of crude oil and condensate is dispatched from the fields to refineries in the State of Victoria, while the balance is sold elsewhere in Australia or overseas.

During 2003-2004, total gas production averaged approximately 650 million cubic feet per day (gross). Most of the natural gas produced was sold to Gascor for on-sale to retailers to meet Victoria’s residential and commercial gas requirements. The contract is due to expire on the earlier of 31 December 2009 or upon delivery of the outstanding contractual volumes. LPG and ethane extracted from the natural gas are sold in Australia and overseas. During 2003–2004, LPG production averaged 2,970 tonnes per day (gross) and ethane production averaged 530 tonnes per day (gross).

In addition to the Gascor volumes, during 2002 we signed Memoranda of Understanding with TXU Australia and AGL Wholesale for long-term gas sales from 2004 to 2017. These were converted into long term gas supply agreements totalling over 0.8 trillion cubic feet (our share) in December 2003.

We continue to pursue a strategy of seeking additional reserves in the Bass Strait in order to enhance existing production levels with high value incremental developments.

A total of three infill wells were drilled in the Flounder field (of which one was later plugged and abandoned) and two infill wells were drilled in the Halibut field during 2003-2004. The combined initial rate from these four wells was 9,000 barrels per day.

In December 2003, we started delineation and development drilling in the Turrum oil and gas field, in deep horizons beneath the existing Marlin field. Incremental oil production from the Turrum field is estimated to be approximately 4,000 barrels per day. Work is in progress to install oil production equipment on the Marlin gas production platform with a view to starting oil production from Turrum in mid-calendar 2005.

North West Shelf

We are a participant in the North West Shelf project, an unincorporated joint venture of six participants, operated by Woodside Energy Ltd. The project was developed in two major phases: the domestic gas phase, which supplies gas to the Western Australian domestic market; and the LNG phase, which supplies LNG (liquefied natural gas) primarily to Japan. The project also produces crude oil, condensate and LPG, primarily for export.

The current domestic gas joint venture participants are Woodside Petroleum (50%), BP Developments Australia Pty Ltd (16.67%), Chevron Texaco Australia Pty Ltd (16.67%), our wholly-owned subsidiary BHP Billiton Petroleum (North West Shelf) Pty Ltd (8.33%) and Shell Development (Australia) Pty Ltd (8.33%). Our share of domestic gas production will progressively increase from an 8.33% share to a 16.67% share over the period 2005 to approximately 2017. From 2018 all current domestic gas joint venture partners, and Japan Australia LNG (MIMI) Pty Ltd (jointly owned by Mitsubishi Corporation and Mitsui & Co.) will have equal

16.67% interests. Participants in the existing LNG joint venture include the domestic gas participants and Japan Australia LNG (MIMI), each with a 16.67% interest.

The onshore gas treatment plant is located at Withnell Bay on the Burrup Peninsula, 1,200 kilometres north of Perth, Western Australia and is supplied by the offshore North Rankin, Goodwyn, Perseus and Echo-Yodel gas and condensate fields. Production from the North Rankin and Perseus fields is through the North Rankin A platform, which has the capacity to produce 1,800 million cubic feet per day of gas and 40,000 barrels per day of condensate. Production from the Goodwyn and Echo-Yodel fields is through the Goodwyn A platform, which has the capacity to produce 1,400 million cubic feet per day of gas and 110,000 barrels per day of condensate (not concurrently). Production from these fields meets current contractual requirements for the domestic gas and LNG phases of the project. Plans are in place to further develop existing fields as well as the currently undeveloped Angel field, and a group of smaller static resources, to meet future market requirements.

The North West Shelf domestic gas plant has a capacity of 600 million cubic feet per day. The gas is delivered via pipeline to customers in Western Australia under long-term agreements. Production of domestic gas in 2003–2004 averaged 510 million cubic feet per day (gross).

The existing three-train LNG plant can produce at an average rate of 21,750 tonnes of LNG per day, or 8 million tonnes per annum. The project sells approximately 7 million tonnes of LNG per year under long-term contracts to Japanese buyers. These contracts are due to expire in 2009. Additional spot sales are also made to the US and Asia, depending on plant and shipping availability. Production for 2003-2004 averaged 21,800 tonnes per day (gross).

An integrated expansion of the LNG business commenced in calendar year 2001 including construction of a 4.2 million tonnes per year liquefaction processing train, a second 42-inch gas trunkline over a distance of 135 kilometres from the existing production platforms to the onshore processing plant and an additional LNG carrier. The trunkline, train and LNG carrier are now in service.

Sales arrangements underpinning the expansion are in place with six Japanese gas and power companies for the supply of up to 3.9 million tonnes per year of LNG, for contracted periods of between 20 years and 30 years.

In October 2002, the North West Shelf joint venture participants signed agreements with the Guangdong LNG Project for the purchase and supply of LNG from the North West Shelf. This is China’s first LNG project and involves the construction of an LNG import terminal and high-pressure gas pipeline in two phases. The agreements were signed by each of the six North West Shelf LNG Sellers and cover the supply of approximately 3.3 million tonnes of LNG per year to Phase One of the Guangdong LNG Project for a period of 25 years expected to start in 2006. The agreements are subject to satisfaction of certain conditions precedent, including Chinese government approvals, buyer financing arrangements and arrangements between the LNG buyer and natural gas end-buyers.

Following execution of the Guangdong LNG sales and purchase agreements, further agreements were signed in May 2003 with a subsidiary company of the China National Offshore Oil Corporation (CNOOC) in regard to equity participation by CNOOC in the North West Shelf joint venture. Under these agreements CNOOC will pay each of the existing North West Shelf joint venture participants approximately US$58 million to take up a 5.3% interest in titles to North West Shelf joint venture raw gas reserves. CNOOC will also have a 25% interest in a new joint venture (our share 12.5%) to be set up under the North West Shelf Project Agreement to supply LNG to Guangdong and will have rights to process its gas and associated products through North West Shelf joint venture offshore and onshore infrastructure on payment of a tariff. Completion of this transaction is subject to satisfaction of a number of conditions precedent. The North West Shelf joint venture participants and various Chinese shipping companies are currently finalising arrangements for the establishment of ship owning and ship management companies for the construction and management of two LNG ships for LNG transport to China.

In recent years, the NWS joint venture participants concluded the following LNG sales contracts (100% terms) with new customers in Japan and Korea:

•	a binding sales and purchase agreement with Shizuoka Gas for a total of 3 million tonnes of LNG to be delivered over the full term of a 24 year agreement commencing in 2005;

•	a sales and purchase agreement with Korea Gas Corporation for the sale of approximately 480,000 tonnnes of LNG per year for a term of 7 years commencing in late 2003; and

•	a binding sales and purchase agreement with The Kansai Electric Power Company Inc for long-term LNG supply of 500,000 tonnes of LNG a year between 2009 and 2014 and 925,000 tonnes of LNG a year between 2015 and 2023.

Condensate is separated from the natural gas in the onshore plant. Condensate production during 2003-2004 averaged 101,000 barrels per day (gross) and our average share of condensate production was approximately 14.6% over the period. Our share of condensate varies in proportion to our relative interests in condensate production attributable to the domestic gas and LNG joint ventures.

LPG production began in November 1995 and production in 2003–2004 was 2,040 tonnes per day (gross). We have a 16.67% interest in the LPG production.

The project’s crude oil production is from the Wanaea, Cossack, Lambert and Hermes oil fields which are located about 30 kilometres north east of the North Rankin field. The oil is produced to a floating production storage and offloading unit, the Cossack Pioneer, and production averaged 101,000 barrels of oil per day (gross) in 2003–2004. We have a 16.67% working interest in oil production.

Laminaria and Corallina

We are a participant in the Laminaria and Corallina joint venture with Woodside Energy Ltd and Shell Development (Australia) Pty Ltd. Woodside Energy Ltd is the operator of the venture. The Laminaria and Corallina fields are located in the Timor Sea, about 550 kilometres north-west of Darwin and 160 kilometres south of Timor. The Laminaria field was discovered in 1994 and the Corallina field in 1995. We have a 32.6125% working interest in the Laminaria oil field, with Woodside holding a 44.925% interest and Shell holding a 22.4625% interest. We have a 25% interest in the Corallina oil field. Woodside has a 50% interest and Shell has a 25% interest.

A floating production storage and offloading unit, the Northern Endeavour, produces the oil from these fields. In 2003–2004, production averaged 38,000 barrels of oil per day (gross).

Carnarvon Basin

We are the operator of the Griffin oil and gas project, which includes the Griffin, Chinook and Scindian fields in the Carnarvon Basin, offshore Western Australia. We hold a 45% interest in the project, Mobil Exploration and Producing Australia Pty Ltd holds a 35% interest and Inpex Alpha Ltd holds the remaining 20% interest.

The Griffin project first produced oil through its floating production storage and offloading facility, the Griffin Venture, in January 1994. Production for 2003–2004 averaged 14,000 barrels per day of oil (gross).

We pipe natural gas to shore, where it is exported directly into a pipeline and sold under contracts. Gas production in 2003–2004 averaged 18 million standard cubic feet per day (gross).

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

In March 2002, we and our partners approved the Phase 1 development of the Zamzama gas field. This followed the Dadu joint venture signing the two gas sales and purchase agreements with the government of Pakistan, Sui Southern Gas Company and Sui Northern Gas Pipelines Company Limited. The agreements cover the supply of up to 320 million cubic feet per day of gas over the expected field life of 20 years. In April 2002, the government of Pakistan granted the Dadu joint venture a 20-year development and production licence (with an option extend beyond the 20-year term) for the full field development of the Zamzama discovery.

The Phase 1 development consists of two additional processing trains, which are located on the existing EWT plant site, and three additional development wells. First gas from the Phase 1 development commenced in July 2003 and our share of capital expenditure for this phase was US$32 million.

For 2003–2004 production averaged 250 million cubic feet per day of gas (gross) and 1,700 barrels per day of condensate (gross).

Two high-risk development wells, Zamzama-East and Zamzama-North, were successfully completed during the year for US$8 million (our share) and proved-up additional reserves. These reserves will be produced over the remaining field life of 20-22 years, and are planned to form the basis of our Zamzama Phase 2 development.

Americas

In the Americas, we produce oil and gas from the Gulf of Mexico, US, and during the year we sold our interests in Bolivia.

Gulf of Mexico

Our Gulf of Mexico production is sourced from six producing assets: Typhoon, Boris, West Cameron 76, Genesis, Green Canyon 18/Ewing Bank 988, and Green Canyon 60.

We have a 50% working interest in the Typhoon oil and gas development, located in Green Canyon Blocks 236 and 237. Chevron Texaco has the other 50% working interest and is the operator. The field is located in 600 metres of water approximately 100 kilometres off the coast of Louisiana, and was our first deepwater Gulf of Mexico development. The field consists of four subsea wells tied back to a local host mini tension leg platform. First production was in July 2001.

We also have a 50% working interest in and operate the Boris oil discovery in Green Canyon Block 282 adjacent to the Typhoon field. Boris was developed as a tie-back to the Typhoon production facility. Production commenced from the first well, Boris-1, in February 2003 and from the second well, Boris-2, in September 2003.

In 2003–2004, production from Typhoon and Boris fields averaged 31,000 barrels of oil and 45 million cubic feet of gas per day (gross).

We have a 33.8-78.8% working interest (depending on the location of the producing well) in and operate West Cameron 76. The gas field, which is located in shallow water about 20 kilometres offshore, was discovered in 1991 and production commenced in 1992. The field architecture consists of two conventional platforms. In 2003-2004, production from West Cameron 76 averaged 81 million cubic feet of gas per day (gross) and 550 barrels per day of condensate (gross).

We have a 25% working interest in the Green Canyon 18/Ewing Bank 988 oil field and a 45% working interest in the Green Canyon 60 oil field, both operated by ExxonMobil. In 2003-2004 these fields produced 4,200 barrels of oil per day and 4.2 million cubic feet of gas per day (gross) of which approximately 98% came from Green Canyon 18/Ewing Bank 988.

We also have a 4.95% working interest in the Chevron Texaco operated Genesis oil field, located in Green Canyon blocks 160, 161 and 205. In 2003-2004, this field produced 28,000 barrels of oil per day and 34 million cubic feet per day of gas (gross).

Bolivia

We sold our interest in all Bolivian exploration and production assets effective February 2004. This included a 50% working interest in the Mamore exploration block including the Surubi oil field, the Paloma field, and the Bloque Bajo field. Gross production from these fields averaged 9,000 barrels of oil and 15 million cubic feet of gas per day from July 2003 to January 2004.

Europe/Africa/Middle East

We produce oil and gas from the Liverpool Bay development and the Bruce/Keith fields in the United Kingdom, and LPG and condensate from the Ohanet development in Algeria.

United Kingdom

Liverpool Bay

The Liverpool Bay oil and gas development is located in the Irish Sea, off the north-west coast of England. We are the operator, and have a 46.1% working interest. Other participants in the joint venture are Eni ULX Limited, which has a 45% interest, and Eni AEP Limited, which has an 8.9% interest. The venture began first production of oil and gas in 1996.

The Liverpool Bay asset comprises the integrated development of the following six offshore oil and gas fields in the Irish Sea: Douglas oil field; Douglas West oil field; Hamilton gas field; Hamilton North gas field; Hamilton East gas field; and Lennox oil and gas field. We produce oil from the Lennox and Douglas fields, which is then treated at the Douglas Complex and piped 17 km to an oil storage barge ready for export by tankers.

We produce gas from the Hamilton, Hamilton North, Hamilton East, and Lennox fields. After initial processing at the Douglas Complex the gas is piped by subsea pipeline to the Point of Ayr gas terminal for further processing. It is then sent by onshore pipeline to E.ON’s combined cycle gas turbine power station at Connah’s Quay. E.ON is the sole purchaser of gas from the Liverpool Bay development.

The venture completed its fourth infill drilling campaign in 2004 with the completion of two oil development wells.

Production during 2003–2004 averaged 48,000 barrels per day of oil and 250 million cubic feet per day of gas (gross).

Bruce / Keith

The Bruce field is located approximately 380 kilometres north-east of Aberdeen in the northern North Sea. We have a 16% interest in the field, which is operated by BP.

Gross production from the Bruce field during 2003–2004 averaged 23,000 barrels per day of oil, 600 million cubic feet per day of gas and 1,200 tonnes per day of LPG.

We also have a 31.83% interest in the Keith field, which we operate, lying adjacent to the Bruce field in block 9/8a. The Keith field was developed by a tieback to the Bruce platform facilities. In 2003–2004, production from Keith averaged 2,500 barrels per day of oil and 5 million cubic feet per day of gas (gross).

Algeria

Ohanet

The Ohanet wet gas (LPG and condensate) development is located in the Illizi province of Algeria, approximately 1,300 kilometres southeast of Algiers and 100 kilometres west of Libya. We have an effective 45% working interest in the venture. The other participants are Japan Ohanet Oil & Gas Co Ltd (30%), Woodside Energy (Algeria) Pty Ltd (15%) and Petrofac Resources (Ohanet) LLC (10%).

We signed a Risk Service Contract (RSC) with Sonatrach for the development of four gas and condensate reservoirs in the Ohanet region of Algeria in 2000.

The total budgeted costs for the development of the Ohanet reservoirs were US$1,030 million, our share being US$464 million. Actual costs remain subject to finalisation.

Production began in October 2003 with gross liquids production from October 2003 to June 2004 averaging 20,000 barrels per day of condensate and 1,400 tonnes per day of LPG.

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

The monetary entitlement is translated into volumes of condensate, butane and propane that are currently sold to Sonatrach under a marketing agreement with the Ohanet joint venture partners.

Exploration and Development

We have exploration interests in Australia, Asia, the Americas and Europe/Africa/Middle East. We are participating in developments in Australia, Algeria, the US, and Trinidad and Tobago.

Australia/Asia

In Australia we are developing the Minerva gas field, we are a participant in the North West Shelf fourth train expansion, and in the Moranbah Coal Bed Methane development in Queensland. We have exploration interests in Australia, Brunei Darussalam, the Philippines and Pakistan.

Minerva Development

The Minerva gas field is located offshore southern Victoria. We have a 90% working interest in and act as the operator of the development that is currently being constructed. Santos (BOL) Pty Ltd owns a 10% share of the Joint Venture.

In 1993, we discovered the Minerva gas field in the Otway Basin and in March 2002 signed a take or pay Sales Agreement with Pelican Point Power Limited (a wholly owned subsidiary of International Power plc) to provide gas into South Australia via a new pipeline. We approved the development of the Minerva field in May 2002. Our share of approved capital expenditure is approximately US$150 million.

Minerva is a natural gas field with a small amount of condensate. A single flowline will transport the gas to the coast, through a subterranean shore crossing to an onshore gas processing facility where liquids will be removed prior to exporting the gas to

South Australia. The gas plant, when completed, will have a gross design capacity of 139 million cubic feet of gas per day and 600 barrels of condensate per day. First production is scheduled for the fourth quarter of calendar year 2004.

Coal Bed Methane Development

We have a 50% interest in the Moranbah Gas Project situated within the Queensland Bowen Basin coalfields.

The project is operated by CH4 Pty Ltd. It comprises the extraction of coal bed methane from surface-to-seam wells using drilling techniques developed by BHP Billiton and CH4.

We and CH4 have signed a Gas Supply Agreement with the Queensland Power Trading Corporation (trading under the name Enertrade), owned by the Queensland Government, for delivery of up to a maximum of 290 billion cubic feet (gross) over 15 years, with a take-or-pay quantity of 8 billion cubic feet per annum (gross) for the first 10 years. Gas deliveries under the Gas Supply Agreement are due to commence in February 2005.

Under the May 2000 Project Agreement with CH4, we will receive a revenue royalty on any gas sales plus an option to invest up to 50% in any project developed by CH4. This option has been exercised for the Moranbah Gas Project. Our share of the capital cost of this project is expected to be approximately US$38 million.

We have recently signed an agreement for coal bed methane exploration interests in China, with Chevron Texaco and the Chinese Government.

Australian Exploration

In Australia we have exploration interests in 14 permits offshore Western Australia and 1 permit offshore Victoria.

Stybarrow – WA-255-P Exploration

We drilled and completed, as operator, an exploration well on the Stybarrow prospect in February 2003. The well encountered hydrocarbons. A Stybarrow-2 appraisal well was drilled and also encountered hydrocarbons. A further two wells, Stybarrow-3 and 4, further confirmed the oil/water contact and encountered hydrocarbons. Based upon the results of these wells, development concepts are currently being planned.

We own a 50% operated working interest in this permit with the remaining interest held by Woodside Energy Ltd.

Pyrenees – WA-155-P / WA-12-R Exploration

We drilled and completed, as operator, an exploration well on the Ravensworth prospect in July 2003 which encountered hydrocarbons. A Ravensworth-2 appraisal well was drilled in June 2004 and also encountered hydrocarbons.

We own 40% of the WA-155-P permit and operate, with Apache Energy Ltd owning 31.5% and Inpex owning the remaining 28.5%.

In addition to the Ravensworth discovery wells, we drilled, as operator, three wells in the adjoining block WA-12-R. The wells, Stickle-1, Stickle-2 and Crosby, encountered hydrocarbons. We own 71.43% of the WA-12-R permit and act as operator, with Apache owning the remaining 28.57%.

Additional evaluation of the drilling and resource data is required in order to more accurately understand the significance of the discoveries. Currently a joint development plan is underway encompassing all three Ravensworth, Crosby and Stickle discoveries.

Other Significant Australia Exploration Activity

Egret discovery WA-10-R – We participated in a hydrocarbon discovery on the Egret prospect in 1998 and again in 2003. The first discovery was made by the Egret-2 well which encountered hydrocarbons. Another well, Egret-3, was drilled in May 2003 and also encountered hydrocarbons. To assist in the understanding of the significance of these discoveries, a 3D seismic survey was obtained in early calendar 2004. This data is currently being processed. We own a 16.67% non-operated working interest in this permit with the remaining equal interests owned by Woodside Energy, BP, Chevron Texaco, Shell and Japan Australia LNG (Mimi).

Scarborough Gas WA-1-R - During the first half of calendar year 2004, we obtained 912 square kilometres of 3D seismic data over the Scarborough gas field in WA-1-R and its extension into the WA-346-P permit. We have a 50% non-operated interest in WA-1-R and hold 100% interest in WA-346-P. The purpose of this survey is to better define the size of the Scarborough gas field and to provide a basis for future appraisal activities.

VIC/P45 - We own a 50% operated interest in VIC/P45 in the Gippsland Basin, offshore of the state of Victoria. During 2003-2004, we completed interpretation of a permit-wide 3D seismic survey. We are in the process of reducing our equity in this block.

Philippines Exploration

In March 2004, we farmed-in to SC-41, an offshore permit in the Sulu Sea. Two wells have been drilled, Zebra-1 & Rhino-1. Both wells did not encounter hydrocarbons and were subsequently plugged and abandoned.

We are currently planning the next exploration phase. We own a 28.2% working interest with the remaining interests held by Unocal 28.6% (operator), Occidental 28.2%, and local Philippines companies 15%.

Brunei Exploration

We have a 25% working interests in Block J, offshore Brunei Darussalam. The remaining interests are held by Total (60% and operator), and Amerada Hess Corporation (15%). The joint venture executed a production sharing contract with the government of Brunei Darussalam in March 2003. The Government of Malaysia has claimed that this block forms part of their territorial waters and has awarded the same acreage to a competing joint venture. The dispute is unresolved.

Americas

In the Americas, we are currently involved in three major development projects. In the Gulf of Mexico we are developing the Atlantis and Mad Dog oil and gas fields. These developments include the construction of the Caesar and Cleopatra pipelines which will provide access to oil and gas trunklines in the Gulf of Mexico. In Trinidad and Tobago, we are developing the offshore Angostura oil and gas field. In addition to these developments, we have extensive exploration interests in the Gulf of Mexico, exploration interests in Trinidad, and exploration acreage in Brazil.

Gulf of Mexico

We have been expanding our interests in the deepwater Gulf of Mexico since the early-mid 1990s. At 13 October 2004, our offshore portfolio consisted of 444 leases, 329 of which are in deepwater, making us one of the largest lease-holders in water depths greater than 1,500 feet. Additionally, we now own 115 leases on the shelf in the Gulf of Mexico covering various prospects within this area.

As part of our strategy to efficiently allocate exploration expenditure and to increase our prospect inventory, we have entered into several joint venture arrangements with other companies active in the deepwater of the Gulf of Mexico.

Mad Dog Development

We hold a 23.9% working interest in Mad Dog with partners BP (60.5%), the designated operator, and Unocal (15.6%).

The initial Mad Dog discovery well, in the Green Canyon area of the Atwater Foldbelt, was drilled in December 1998, followed by three appraisal wells drilled between 1999 and 2001. In February 2002, we and our partners sanctioned Mad Dog for development. Our Board has approved our share of capital expenditure up to US$335 million. The final expenditure will depend on the number of development wells needed to optimise the production of reserves.

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

Atlantis Development

We have a 44% working interest in Atlantis. BP is the operator of the field and holds the remaining 56% interest.

The initial Atlantis discovery in the Green Canyon area was drilled in 1998. As of June 2004, a total of five appraisal wells, three with major sidetracks, have been drilled on the Atlantis structure. All five wells encountered oil bearing sands.

In February 2003, our Board approved a total of US$1.1 billion as full funding for the development of the Atlantis oil and gas reserves. The final expenditure will depend on the number of development wells needed to optimise the production of reserves. Located in 4,400-7,100 feet of water, Atlantis will be developed using a moored semi-submersible production facility with up to 20 subsea wells. Nameplate capacity will be 150,000 barrels of oil per day and 180 million cubic feet of gas per day (gross). First oil is expected from the field in the third quarter of calendar year 2006.

Caesar and Cleopatra Pipelines

In February 2002, we took equity ownership in two limited liability companies that will transport hydrocarbons from Mad Dog, Atlantis and, possibly, future discoveries in the proximity. The pipelines are part of a new system being built in the Southern Green Canyon area.

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

Cascade – Walker Ridge Exploration

As the operator, in June 2002, we drilled and completed an exploration well on the ultra deepwater Cascade prospect and encountered hydrocarbons. The well was drilled in waters approximately 8,200 feet deep to a total depth of 27,979 feet. Further drilling will be necessary to determine the size of the find. We expect to drill a second Cascade well in the first half of calendar year 2005. We own a 50% working interest in Cascade, with Petrobras and Devon Energy Corporation each holding a 25% interest.

Shenzi – Green Canyon Exploration

We drilled and completed an exploration well on the deepwater Shenzi prospect as the operator, in December 2002. The well was drilled in 4,400 feet of water and encountered hydrocarbons. A Shenzi-2 appraisal well was drilled to a total depth of 25,500 feet and completed in November 2003. It also encountered hydrocarbons, and was followed up by several successful sidetrack activities. The Shenzi-3 appraisal well was drilled and completed in July 2004. A Shenzi-3 sidetrack is currently drilling ahead, which will be followed by a Shenzi-4 well. A small quantity of reserves was booked in 2003-2004 with an associated development plan of tie-back to an existing facility in a neighbouring block. This development plan was based upon Shenzi-1 and Shenzi-2 wells only. With the completion of and future plans for additional appraisal, other development options are being investigated.

We own a 44% working interest in Shenzi, with Amerada Hess and BP each owning a 28% working interest.

Puma – Green Canyon/Western Atwater Foldbelt Exploration

The Puma-1 exploration well was drilled and completed on the Puma prospect in January 2004. The well was drilled in 4,130 feet of water and encountered hydrocarbons. Two subsequent sidetrack bores also encountered oil in reservoir intervals of similar age. The operator (BP) plans to drill an appraisal well in the first half of calendar year 2005.

We own a 33.3% working interest in Puma with operator BP owning 51.7% and Unocal owning the remaining 15%.

Chinook – Walker Ridge Exploration

As the operator, we drilled our second exploration well on the Chinook prospect in the ultra-deepwater Gulf of Mexico in June 2003. The well was drilled in water depths of approximately 8,830 feet and encountered hydrocarbons. Further evaluation will be necessary and more appraisals will be required to evaluate the resource.

We own a 40% working interest in Chinook, with Petrobras America owning a 30% interest with Amerada Hess and Total each owning a 15% interest.

Neptune Exploration

In 1995, we farmed into the Neptune prospect, operated by BP, and drilled the discovery well, Neptune-1. A subsequent appraisal well, Neptune-2, was drilled in 1998 and abandoned after recovering hydrocarbon samples.

Subsequent to acquiring BP’s interest in April 2002 with partners Woodside and Marathon, we, as operator, drilled and completed the Neptune-3 appraisal well and encountered hydrocarbons. The fourth appraisal well on the prospect was drilled in December 2002. It was non-commercial and has been temporarily plugged and abandoned.

In May 2003, we farmed-out a portion of our interest in the Neptune prospect to Maxus (US) Exploration Company, whose ultimate parent is Repsol of Spain. As a result of this arrangement, our working interest has decreased from 50% to 35%. Other partners’ working interests are Marathon Oil Company (30%), Woodside Petroleum Ltd (20%) and Maxus (15%).

In July 2003, we drilled the Neptune-5 well and encountered hydrocarbons. In January 2004, an integrated project team was formed to further define the range of reservoir uncertainty, evaluate development alternatives and select a preferred concept. In April 2004, the Neptune-7 appraisal well was drilled and encountered hydrocarbons (Neptune-6 was drilled but due to drilling complications was abandoned and Neptune-7 was drilled in its place). Development planning activities are continuing.

Starlifter Exploration

In April 2004, we participated in the drilling of a successful exploration well in the nearfield West Cameron 77/76 area with Newfield Exploration Company (operator). The well spud in April 2004 and encountered hydrocarbons (gas). Development plans for the Starlifter lease are currently being evaluated. We own a 30.95% interest in the project with Newfield Exploration (operator) owning 45%, Houston Exploration 13.75% and Ridgewood Energy Corp. 10.3%.

Other Significant Gulf of Mexico Exploration Joint Venture Agreements

Other significant agreements in the Gulf of Mexico include:

Vortex (Atwater Valley) – We participated in a gas discovery with the Vortex well in 8,344 feet of water in the Atwater Valley area during 2002-2003. The well was drilled to a total depth of 21,140 feet and sidetracked to a depth of 19,330 feet. We operate this lease with a 50% working interest. The remaining interest is owned by Kerr-McGee. Vortex was included in an area-wide study to evaluate development opportunities jointly with other operators in the Eastern Atwater Foldbelt area. The study supported the viability of a third party gas processing hub platform and export pipeline.

Deep gas exploration (West Cameron, East Cameron, Vermillion Areas) – In 2002-2003, we entered into a joint venture agreement with Newfield Exploration to explore deep gas on the shelf of the Gulf of Mexico. We own a 55% working interest in these jointly owned leases and act as operator. Newfield owns the remaining 45% working interest. We are acquiring additional seismic data and will be maturing these leads in the near term while monitoring planned industry drilling activity in this trend.

Joseph Prospect – We have acquired a 20% working interest in this prospect that is located in the High Island Area, offshore the State of Texas. Shell as operator (30%) has spudded an exploration well in late September 2004 to test this prospect. The other participants are Devon (20%) and Total (30%).

Makalu Prospect, Mississippi Canyon - We will participate in a proposed 30,000 feet deep exploratory test on this prospect in the second quarter of 2004-2005. Chevron will operate the initial exploratory well with a 37.5% working interest. We have farmed out a 10% working interest in this prospect to Murphy Oil and will retain a 40% working interest. We will operate all appraisal and development beyond the initial well. The other partner is Devon (12.5%).

Trinidad and Tobago

Angostura Development

We began exploring in Trinidad and Tobago in Block 2(c) in April 1996, signing the country’s first production sharing contract (PSC) under a new fiscal regime. During the six-year exploration phase of the PSC, we drilled four exploration and three appraisal wells, encounting hydrocarbons within a large faulted structure known as the Greater Angostura Structure.

In February 2003, we committed to the development of the first phase of the Angostura integrated oil and gas development located in Block 2(c), approximately 24 miles (38.5 kilometres) east of the island of Trinidad. In the first phase of the development, oil will be produced from three wellhead protector platforms via flowlines to a central production platform. Associated gas will be reinjected. Water depths are approximately 40 metres and the development utilises proven shallow-water technology. First oil production is scheduled for December 2004. Gas commercialisation (Phase 2) will commence approximately four to nine years after first oil, depending on reservoir performance.

Our share of capital expenditure for the first phase of the Angostura integrated development is expected to be around US$327 million.

We are the operator of the Greater Angostura development and own a 45% working interest. Other participants are Total (30% working interest); and Talisman Energy (25% working interest).

First oil production from the development is on schedule for end of calendar year 2004.

Trinidad and Tobago Exploration

- Block 2(c) Exploration

In April 2002, we retained approximately 16,120 hectares in the southern portion of Block 2(c), offshore Trinidad. The retained area is a subset of the broader Block 2(c) PSC which was signed on 22 April 1996 and which comprised 51,766 hectares. As the operator we drilled the Howler-1 well in June 2003 and encountered hydrocarbons. The well was drilled in waters approximately 190 feet deep to a total depth of 10,170 feet. Initial signs appear encouraging but further evaluation of the drilling and resource data will be necessary to more accurately determine the significance of the discovery. We own a 64.28% working interest with Talisman Energy holding the remaining 35.72%.

- Block 3(a) Exploration

Block 3(a) is located 40 km off the east coast of Trinidad in water depths ranging from 30 to 91 metres and comprises 612 square kilometres adjacent to east of Block 2(c). The Block 3(a) PSC was signed on 22 April 2002. As the operator we drilled two exploration wells in block 3(a) in September and October 2003. The wells were on the Bimurraburra and Delaware prospects. Both wells encountered hydrocarbons but further evaluation of the wells and resource data will be necessary to more accurately determine the significance of the discovery. We own a 30% working interest in block 3(a) with British Gas International and Talisman Energy each holding 30% and Total holding 10%.

Brazil Exploration

In June 2002, we were successful in bidding for the offshore block BM-C-24 that covers 603 square kilometres. We have a 100% interest in the block. The concession contract was signed in September 2002.

Europe/Africa/Middle East

We are a participant in the ROD integrated oil field development in Algeria. We have exploration interests in Algeria and South Africa.

Algeria

ROD Integrated Development

In Algeria, we hold a 45% working interest in Blocks 401a and 402a under a production sharing contract with the Algerian state oil company Sonatrach. Under the terms of the contract, the Algerian government has contracted the development and extraction of the resources whilst retaining title to these resources. The blocks are located 900 kilometres southeast of Algiers, near the Tunisian border.

The development of the ROD Integrated Development consists of six satellite oil-fields in the Berkine Basin in eastern Algeria. The largest two of the fields, ROD and SFNE, extend into the neighbouring Blocks 403a and 403d respectively operated by ENI and Sonatrach. An agreement has been put in place to govern unitisation of the ROD and SFNE fields, the sharing of specified costs, operatorship and commercial arrangements for the development. This agreement leaves us with a 38.75% share of costs in the unit. We have subsequently agreed with ENI to amend this agreement with the result that, formally, we shall have a 36.04% share of costs when such an amendment is officially sanctioned by all the Parties to the unitisation agreement. We, together with ENI, have implemented this revised cost sharing arrangement under the understanding that formal sanction will follow.

The fields are being developed through a new dedicated processing train, which will be built at the existing BRN production facility on Block 403 operated by ENI and Sonatrach. From there, the venture will export oil through the established pipeline infrastructure to terminals located on the Algerian coast. The associated gas will be re-injected underground. We estimate that our share of the US$500 million development costs will be approximately US$190 million.

We and Sonatrach are the members of the joint operating entity which is undertaking the development.

Production operations will be conducted by the existing BRN joint operating entity comprising Sonatrach and ENI. First production from the fields is expected in the fourth quarter of calendar year 2004, with an estimated gross peak production rate of 80,000 barrels of oil per day.

Algeria Exploration

In August 2004, we were the successful bidder on blocks 408a and 409 in Algeria. We are operator and hold a 50% interest with our partner, Woodside Energy, holding the remaining 50% interest.

Gabon Exploration

As at 30 September 2003 all our operations in Gabon ceased and the local office was closed. The Otiti and Tolo blocks were relinquished and we no longer hold right to tenure.

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

BHP Billiton is seeking approval to construct and operate the Cabrillo Deepwater Port, a Floating Storage and Re-gasification Unit (FSRU) approximately 21 miles off the California coast. This deepwater “port” would be the receiving point for shipments of LNG bound for the west coast markets of the US.

LPG

We market our entitlements of LPG produced from the Bass Strait and North West Shelf projects mainly through term contracts with domestic Australian wholesalers of LPG and international LPG end users. We make some spot sales when LPG produced exceeds our term commitments.

Energy Marketing and Trading

Energy Marketing and Trading (EMT) was set up in July 2002, with the responsibility of co-ordinating our marketing activities in the energy commodity markets, namely coal, gas and electricity. The group is based in The Hague, Netherlands and is part of our Marketing function.

EMT is currently active in purchasing and selling physical gas and small amounts of electricity in the UK. Where required, EMT also buys or sells pipeline capacity to transport gas onto the UK gas grid called the National Transmission System. Most products are transacted over the counter and are principal-to-principal transactions in the wholesale market.

Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions i.e. prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, the assessment of impairments and other less direct impacts such as the assessment of the need for provisions against deferred tax assets) that are based on reserve estimates are also subject to change.

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other producing reservoirs in the immediate area. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In certain deepwater Gulf of Mexico fields we have claimed proved reserves before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting those tests. In these fields we have used other industry-accepted technologies, which we consider provide reasonably certain estimates of productivity.

The table below details our oil, condensate, LPG and gas reserves, estimated at 30 June 2004, 30 June 2003 and 30 June 2002, with a reconciliation of the changes in each year. Our reserves have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves include quantities of oil, condensate and LPG which will be produced under several production and risk sharing arrangements that involve us in upstream risks and rewards but do not transfer ownership of the products to us. At 30 June 2004, approximately 17 per cent (2003: 19 per cent; 2002: 17 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil (2003: nil; 2002: nil) of natural gas reserves are attributable to those arrangements. Our reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

Proved developed and undeveloped oil, condensate and LPG reserves (a)	Australia / Asia	Americas	UK/Middle East	Total
	(millions of barrels)
Reserves at 30 June 2001	376.8	96.3	134.2	607.3
Improved recovery	—	—	—	—
Revisions of previous estimates	12.1	3.2	(11.0)	4.3
Extensions and discoveries	3.4	70.2	—	73.6
Purchase/sales of reserves	—	—	—	—
Production (b)	(63.3)	(9.0)	(14.3)	(86.6)

Total changes	(47.8)	64.4	(25.3)	(8.7)

Reserves at 30 June 2002	329.0	160.7	108.9	598.6
Improved recovery	—	—	0.1	0.1
Revisions of previous estimates	52.2	(12.2)	12.2	52.2
Extensions and discoveries	0.5	10.1	3.9	14.5
Purchase/sales of reserves	—	—	—	—
Production (b)	(55.1)	(6.6)	(11.7)	(73.4)

Total changes	(2.4)	(8.7)	4.5	(6.6)

Reserves at 30 June 2003	326.6	152.0	113.4	592.0
Improved recovery	—	—	—	—
Revisions of previous estimates	20.2	(2.6)	(9.5)	8.1
Extensions and discoveries	0.4	11.0	1.1	12.5
Purchase/sales of reserves	—	(4.0)	—	(4.0)
Production (b)	(46.3)	(7.6)	(14.1)	(68.0)

Total changes	(25.7)	(3.2)	(22.5)	(51.4)

Reserves at 30 June 2004 (c)	300.9	148.8	90.9	540.6

Proved developed oil, condensate and LPG reserves (a)
Reserves at 30 June 2001	268.6	9.4	40.9	318.9
Reserves at 30 June 2002	233.1	15.9	30.2	279.2
Reserves at 30 June 2003	227.8	9.9	24.5	262.2
Reserves at 30 June 2004	201.9	5.4	54.8	262.1

(a)	In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and LPG reserves include 12.6 million barrels derived from probabilistic aggregation procedures.

Proved developed and undeveloped natural gas reserves	Australia /Asia (a)	Americas	UK / Middle East	Total
	(billions of cubic feet)
Reserves at 30 June 2001	4,078.4	139.1	594.0	4,811.5
Improved recovery	—	—	—	—
Revisions of previous estimates	3.9	2.7	(35.8)	(29.2)
Extensions and discoveries	605.9	37.3	—	643.2
Purchases/sales of reserves	—	—	—	—
Production (b)	(187.4)	(25.1)	(69.0)	(281.5)

Total changes	422.4	14.9	(104.8)	332.5

Reserves at 30 June 2002	4,500.8	154.0	489.2	5,144.0
Improved recovery	—	—	16.7	16.7
Revisions of previous estimates	404.1	4.9	(7.0)	402.0
Extensions and discoveries	188.9	10.2	—	199.1
Purchases/sales of reserves	—	—	—	—
Production (b)	(189.2)	(21.8)	(79.9)	(290.9)

Total changes	403.8	(6.7)	(70.2)	326.9

Reserves at 30 June 2003	4,904.6	147.3	419.0	5,470.9
Improved recovery	—	—	—	—
Revisions of previous estimates	114.6	2.2	(10.0)	106.8
Extensions and discoveries	51.6	4.6	—	56.2
Purchases/sales of reserves	—	(32.8)	—	(32.8)
Production (b)	(222.9)	(20.5)	(77.0)	(320.4)

Total changes	(56.7)	(46.5)	(87.0)	(190.2)

Reserves at 30 June 2004 (c)	4,847.9	100.8	332.0	5,280.7

Proved developed natural gas reserves
Reserves at 30 June 2001	2,303.2	84.6	550.2	2,938.0
Reserves at 30 June 2002	2,455.1	79.9	481.9	3,016.9
Reserves at 30 June 2003	2,560.4	64.8	397.1	3,022.3
Reserves at 30 June 2004	2,539.7	20.1	310.0	2,869.8

(a)	Production for Australia includes gas sold as LNG.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 233.2 billion cubic feet derived from probabilistic aggregation procedures.

Production

The table below details our Petroleum business’ historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the three years ended 30 June 2004, 2003 and 2002. We have shown volumes and tonnages of marketable production, after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	Year ended 30 June
	2004	2003	2002
Crude Oil and Condensate Production
(millions of barrels)
Australia/Asia	38.9	48.0	56.2
Americas	7.5	7.1	9.0
Europe/Africa/Middle East	11.6	10.8	13.3

Total	58.0	65.9	78.5

Natural Gas Production
(billions of cubic feet)
Australia/Asia (Domestic)	165.3	126.4	126.0
Australia/Asia (LNG) (leasehold production)(1)	60.8	62.0	59.6
Americas	20.6	20.6	25.2
Europe/Africa/Middle East	77.6	72.2	72.7

Total	324.3	281.2	283.5

Liquefied Petroleum Gas (LPG) Production(2)
(thousand tonnes)
Australia/Asia (leasehold production)	652.8	644.2	612.0
Europe/Africa/Middle East (leasehold production)	200.7	98.9	85.6

Total	853.5	743.1	697.6

Ethane Production
(thousand tonnes)
Australia/Asia (leasehold production)	94.3	94.9	87.1
Total Petroleum Products Production
(millions of barrels of oil equivalent) (3)	122.5	121.8	134.2
Average Sales Price
Oil and Condensate (US$ per barrel)(4)	32.24	28.14	22.58
Natural gas (US$ per thousand cubic feet)	2.62	2.21	1.84
Average Production Cost(5)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	7.78	8.01	5.83
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	3.27	3.55	2.38

(1)	LNG consists primarily of liquefied methane.
(2)	LPG consists primarily of liquefied propane and butane.
(3)	Total barrels of oil equivalent (boe) conversions based on the following:

6,000 scf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

(4)	No commodity hedging of oil and condensate prices occurred during the periods presented.
(5)	Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties. Average production costs also include the foreign exchange effect of translating local currency denominated costs and indirect taxes into US$.

Regulatory and Fiscal Terms

Australia

Oil and natural gas belong to the government, and rights to explore and produce oil and natural gas are granted by the relevant State, Territory or Commonwealth Government of Australia. The Commonwealth Government has legislative responsibility for Australian offshore petroleum exploration and production beyond the three-mile territorial sea limit, which encompasses the area of most relevance to us in Australia. Our operations in this area are governed by the Petroleum (Submerged Lands) Act 1967 (PSLA). Within the three-mile limit, petroleum operations are governed by the adjacent State or Northern Territory legislation that is similar to the PSLA. Most production licences we hold in the North West Shelf, Bass Strait and Timor Sea regions have been issued under the PSLA.

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

Exploration permits may be renewed for five-year periods in respect of half the number of blocks contained within the existing permit. A production licence may be applied for after a discovery is made. Production licences granted prior to 30 July 1998 authorise the licensee to recover petroleum and explore for petroleum in the licence area for a term of 21 years with a further term of 21 years upon the first renewal. All production licences granted after 30 July 1998 and the second renewal of production licences granted prior to that date remain in force indefinitely. Such production licences will expire if no production operations are carried on for a continuous period of 5 years.

The expiry dates of our existing production licences in Australia are as follows:

Licence Name	Field	Expiry Date
VIC/L1-2	Barracouta, Whiptail, Tarwhine and Whiting	24 August 2009
VIC/L3-4	Marlin, Batfish and Turrum	24 August 2009
VIC/L5-6	Halibut, Mackerel, Yellowtail and Gudgeon	19 September 2010
VIC/L7-8	Kingfish	19 September 2010
VIC/L9	Tuna	12 July 2016
VIC/L10	Snapper, Moonfish and Sweetlips	28 May 2018
VIC/L11	Flounder	28 May 2018
VIC/L13-14	Bream	15 December 2006
VIC/L15-16	Dolphin	13 June 2010
VIC/L17	Perch	13 June 2010
VIC/L18	Seahorse	13 June 2010
VIC/L19	West Fortescue	12 July 2016
VIC/L20	Blackback/Terakihi	1 January 2019
VIC/L22	Minerva	31 October 2023
WA-1-L to WA-6-L	North Rankin, Goodwyn and Angel	29 September 2022
WA-9-L	Wanaea and Cossack	11 April 2012
WA-11-L	Wanaea	30 September 2014
WA-16-L	Hermes and Lambert	11 September 2018
AC/L5	Laminaria and Corallina	5 February 2018
WA-18-L	Laminaria East	5 years after the end of production
WA-10-L	Griffin, Chinook and Scindian	18 February 2014
WA-23-L	Echo Yodel	5 years after the end of production
WA-24-L	Echo Yodel	5 years after the end of production

Secondary taxes – Australia

A petroleum resource rent tax applies to offshore areas, with the exception of the North West Shelf project. The petroleum resource rent tax, which applies at a 40% rate, is calculated on the excess of assessable receipts over certain deductible expenditures as outlined in the Petroleum Resource Rent Tax Act 1987. The North West Shelf project is subject to excise and royalty on oil production and royalty on LNG, domestic gas, LPG and condensate production.

The petroleum resource rent tax is assessed before company income tax. The amount of petroleum resource rent tax paid is a deduction for the purpose of calculating company income tax.

The petroleum resource rent tax is payable when project cash flows become positive, after taking into account all allowable exploration, development and operating costs, and after a stipulated return on the project has been achieved. Exploration expenditure has a stipulated return of 15% plus the Australian government long-term bond rate, and project expenditure has a stipulated return of 5% plus the long-term bond rate. The long-term bond rate for this purpose for the year ended 30 June 2004 was 5.68%.

Americas

Our current operations in the Americas principally fall under two separate fiscal regimes, namely, the United States, and Trinidad and Tobago. In the United States, operations are predominantly in Federal offshore waters in the Gulf of Mexico. Revenues from this area carry royalty interests of 16.67% in water depths up to 400 metres and 12.5% in water depths greater than 400 metres. In addition, a 35% tax rate is also levied on taxable income. The United States Outer Continental Shelf Deep Water Royalty Relief Act of 1995 authorises the US Secretary of the Interior to offer certain deepwater outer continental shelf tracts in the central and western Gulf of Mexico for lease with automatic suspension of the royalty payment obligation as to certain volumes of production, depending on the water depth of the wells. In addition to automatic royalty relief, the government can also grant discretionary royalty relief where prospect development would be otherwise uneconomic.

The lease conditions for our existing production in the Gulf of Mexico are such that each lease shall continue from the effective date, for the initial period, and for so long thereafter as oil or gas is produced from the leased area.

In December 2000, the US Minerals Management Service granted discretionary royalty relief for up to 87.5 million barrels of oil equivalent on production from the Typhoon field, subject to commodity price thresholds which, when reached, trigger royalty payment obligations. The Boris field qualifies for automatic royalty relief, but MMS has, arguably incorrectly, imposed price thresholds, which trigger the royalty payment obligation.

In Trinidad and Tobago, the production sharing contracts allow the contractor to recover its cost from 35%, in the case of oil, or 50%, in the case of gas, of the revenue from production in Block 2(c) and Block 3(a). The remaining production is deemed to be “profit crude oil” or “profit natural gas” which is split between the Government and contractor according to a formula based on daily production levels and the respective oil or natural gas prices. The Government’s share of “profit crude oil” ranges from 50% to 80% for Block2(c) and from 53% to 83% for Block 3(a) from which Trinidadian taxes are paid on behalf of the contractor. The Government’s share of “profit natural gas” ranges from 50% to 65% for both Blocks from which the Trinidadian taxes are paid on behalf of the contractor.

United Kingdom

In the United Kingdom, the Crown owns all petroleum under land, the territorial sea and the UK continental shelf. A licence is required for exploration or production. The Secretary of State for Trade and Industry is empowered to grant licences, on conditions approved by the Secretary, and has wide powers of regulation of all aspects of exploration and production. The UK corporate tax rate, applicable to offshore Petroleum production, is 40% (30% primary tax plus a surcharge of 10%).

The present expiry dates of our existing production licences (which are capable of extension in accordance with their individual licence terms) in the United Kingdom are as follows:

Licence Name	Block	Field (s)	Expiry date
P.710	110/13a and 110/13b	Douglas, Douglas West, Hamilton, Hamilton North and Hamilton East	18 July 2007
P.791	110/15b	Lennox	12 June 2009
P.099	110/14b	Lennox and Hamilton East	8 June 2016
P.276	9/9b	Bruce	11 April 2015
P.209	9/8a	Bruce and Keith	15 March 2018
P.090	9/9a	Bruce	24 November 2011

Algeria

Oil and gas are owned by the Algerian state. Mining licences are granted to Sonatrach, the state-owned oil company. Sonatrach, in turn, is empowered by Algerian legislation to enter into contractual arrangements with non-Algerian enterprises covering the exploration and/or exploitation of oil and gas fields. Where the contractual form is either that of a production sharing or risk service contract, then the non-Algerian enterprise is liable to Algerian tax, but Sonatrach pays this on their behalf. The ROD Integrated Development partly located in Blocks 401a/402a is under a production sharing contract, and the Ohanet development is under a risk service contract.

The ROD production sharing contract allows the contractor to recover its costs out of a maximum of 72.5% of the annual production of crude oil and natural gas liquids from the fields that are covered by the production sharing contract. The remaining production is split as between Sonatrach and the contractor according to a formula based upon daily production levels. Sonatrach’s share of such production ranges from 56% to 78%, out of which Algerian taxes and royalty are paid on behalf of the contractor, provided that the contractor is not entitled to more than 49%, in aggregate, of the annual production of crude oil and natural gas liquids, except in the first and second calendar years of production. This may be adjusted in the sixth calendar year of production.

With regard to Ohanet, the risk service contract provides that the Ohanet field shall be developed by the contractor, the cost reimbursement of which is capped at approximately $US928 million (excluding payments made for Algerian taxes and duties). The contractor is entitled to the reimbursement of the cost of development, Algerian taxes and duties paid, and operating costs. A level of remuneration set at 106.9% is applied to the recoverable development costs and Algerian taxes and duties incurred. Total recoveries and remuneration is from the production of LPG and condensate. The recoverable and remunerable volumes cannot exceed 49% of the combined annual production of LPG, condensate, and dry gas from the Ohanet field. Sonatrach is entitled to the remainder of the production, from which Algerian royalty and taxes are paid on behalf of the contractor.

Aluminium

Our Aluminium Customer Sector Group is principally involved in the production of aluminium and alumina. The principal raw materials required for our aluminium production are alumina, petroleum coke, liquid pitch and electricity.

Hillside

We own the Hillside aluminium smelter, which we commissioned between July 1995 and June 1996. Hillside is located in Richards Bay, 200 kilometres north of Durban, KwaZulu-Natal, South Africa. In fiscal year 2004 Hillside produced approximately 622,000 tonnes of aluminium using the Aluminium Pechiney AP30 technology. During the year, Hillside’s production capacity increased as a result of the commissioning of a third (half-size) potline, which has added 132,000 tonnes per annum of primary aluminium capacity. First metal production from the new potline facilities was achieved in the beginning of the fourth quarter of 2003 with full production reached on 7 December 2003. Expenditure for the project was US$411 million. Fiscal year 2005 production is expected to increase above 2004 levels mainly due to a full year’s production expected from the newly commissioned potline.

Hillside mostly produces primary aluminium. We sell most of our primary aluminium in standard ingot form, principally to export markets in the Far East, Northern Europe and the United States. Hillside also sells aluminium in liquid metal form to our Bayside operations, which casts it into products for the manufacture of aluminium value-added products such as alloy wheels.

We own all of Hillside’s property, plant and equipment, including the land on which it is located. In addition, we own silos, buildings and overland conveyors at Richards Bay Port which sit on leased land. Our lease is for ten years, which expires in 2009 and we have extension options. We have to reline the pots we use in our reduction process every five to six years and are currently in our second relining cycle for potline 1 and 2.

Hillside’s alumina requirements are sourced 50% from our Worsley business and 50% from Alcoa. Hillside imports approximately 230,000 tonnes per year of calcined petroleum coke from American suppliers and approximately 50,000 tonnes of liquid pitch each year. Hillside purchases electricity from Eskom, the local state-owned power generation company under a long-term contract with pricing linked to the aluminium price on the London Metal Exchange.

Bayside

We own the Bayside aluminium smelter, which was commissioned in 1971. Bayside is located at Richards Bay, KwaZulu Natal, South Africa. Bayside currently produces approximately 180,000 tonnes of aluminium per year. The smelter uses Alusuisse pre-bake and Soderberg self-bake technologies.

Bayside purchases liquid aluminium from Hillside, which is utilised in addition to the liquid metal produced by Bayside in the manufacture of value added products.

Bayside generates approximately 80% of its sales revenue from the domestic market, which consists of South Africa and the surrounding countries. The main products produced at Bayside include wheel rim alloy, for use in the manufacturing of vehicle rims, extrusion billets, for use in the building industry, rods, for use mainly as electrical cables, and rolling ingot, for use mainly in the production of aluminium sheeting.

Bayside’s alumina is sourced approximately 50% from Worsley and 50% from Alcoa. Bayside purchases approximately 70,000 tonnes per year of calcined petroleum coke from American suppliers and approximately 24,000 tonnes of liquid pitch each year from primarily a locally based manufacturer. Bayside purchases electricity from Eskom under a power supply agreement which links the cost of electricity to the aluminium price on the London Metal Exchange.

Mozal

We own a 47.1% interest in the Mozal aluminium smelter, which was commissioned in June 2000. The remaining interest in Mozal is owned by Mitsubishi, which owns a 25% interest, Industrial Development Company of South Africa Limited, which owns a 24% interest, and the government of Mozambique, which owns a 3.9% interest. The smelter is located in southern Mozambique, on the east coast of Southern Africa, 17 kilometres from Maputo. It is located approximately 5 kilometres from the nearest port facilities. The smelter uses the Aluminium Pechiney AP30 technology.

Mozal produced its first metal from Phase 1 in June 2000 and from Phase 2 in April 2003. The nameplate capacity of the smelter is 506,000 tonnes per year. Our share of production for 2003-2004 was 250,000 tonnes. Phase 2 was fully commissioned in August 2003, seven months ahead of schedule. Final expansion costs were US$660 million (US$311 million BHP Billiton share), well below the budget of US$860 million (US$405 million BHP Billiton share). The joint venture produces standard ingots. We export most of our share of Mozal’s production to Europe.

We furnish approximately 1,000,000 tonnes of alumina per year to Mozal, which represents its entire alumina requirements. Mozal purchases most of its petroleum coke requirements from American suppliers. The joint venture purchases its electricity from the South African grid from Motraco, a joint venture between Elecricidade de Mozambique, Eskom and the Swaziland Electricity Board, under a power supply agreement which in the first 12 years is at a fixed tariff and thereafter is linked to the aluminium price on the London Metal Exchange.

Worsley

We own an 86% interest in the Worsley joint venture, an integrated bauxite mining and alumina refining operation located in Western Australia. The other participants in the venture are Sojitz Alumina Pty Ltd, which owns a 4% interest, and Japan Alumina Associates (Australia) Pty Ltd, which owns a 10% interest. The refinery is located approximately 55 kilometres northeast of Bunbury and the bauxite mining operation is linked to the refinery via a 51 kilometre overland conveyor.

The mine produces approximately 12 million tonnes of bauxite per year from extensive near surface deposits. The venture operates its mine on a 2,600 square kilometre mining lease. At the end of the initial 21-year lease granted by the Government of Western Australia, the joint venture renewed the lease for a further 21 years in 2004. There is a further 21-year renewal option available and a possibility that the joint venture may benefit from a third 21-year renewal under renegotiated terms. At current production rates, the venture expects the mining life of the reserves at Worsley to be approximately 27 years.

The refinery, utilising the Bayer process, currently produces approximately 3.25 million tonnes of alumina per year. The joint venture produces metallurgical grade alumina, which is used as feedstock for aluminium smelting. Our share of alumina production at the refinery is approximately 2.8 million tonnes per year. Our alumina is railed to a shared berth facility at the port of Bunbury, and dispatched from there by ship directly to end-use customers.

On 4 May 2004 we announced the approval of the US$192 million (US$165 million BHP Billiton share) Worsley Alumina Development Capital Projects (DCP). The DCP is designed to take advantage of latent capacity in the plant through a series of 28 packages of work. The result will be an increase in alumina production of 250,000 tonnes per annum (215,000 tonnes per annum BHP Billiton share) to a capacity of 3.5 million tonnes per annum (3.01 million tonnes per annum BHP Billiton share). Commissioning and completion of DCP is expected by the first quarter of calendar year 2006 with the resulting production ramp-up to be achieved by the end of the second quarter of calendar year 2006.

The principal raw materials required for alumina production at Worsley, apart from bauxite, are caustic soda, natural gas used for calcination and steam generation and coal for the power station. The power and steam needed by the refinery are provided by a venture owned onsite coal fired power station and a non-venture owned onsite gas fired power station.

Suriname

On 4 August 2003 we announced the restructuring of our joint venture arrangements with Suriname Aluminium Company, L.L.C (Suralco). Under the new arrangement, BHP Billiton Maatschappij Suriname manages all mining operations while Suralco continues to manage the alumina refining in the restructured 45% (BHP Billiton)—55% (AWAC) venture. The mining joint venture exploits the Lelydorp and Coermotibo deposits, carries out exploration work and new mine development for future bauxite supply. The mining joint venture produces metallurgical grade bauxite, which is processed by the refining joint venture’s alumina plant at Paranam.

The Lelydorp III mine, an open pit mine located in the coastal plain of Suriname, is situated approximately 25 kilometres south of Paramaribo and 17 kilometres west of the Paranam Refinery. The mine has a nominal production capacity of 2.25 million tonnes per annum.

The Coermotibo operations, a surface strip mine located 150 kilometres east of the Paranam refinery produces 1.9 million tonnes of metallurgical grade bauxite ore per annum. The ore is hauled to the Coermotibo crushing and loading facility and subsequently barged to the Paranam refinery.

Exploration and Exploitation rights

We hold exploitation licences with respect to the Para and Kankantrie deposits, which were recently extended to 2026. Suralco holds exploitation licences over the current Lelydorp III deposit as well as over the bauxite deposits in the Coermotibo operations. Suralco also holds exploitation licences over a number of deposits in eastern and central Suriname. These licences expire in 2032. Furthermore, BHP Billiton and Suralco jointly hold the exploration licence over the Bakhuis region in western Suriname. The rights over this 2,780 km2 terrain were granted in August 2003 for a period of 2 years with options for extension. Currently a feasibility study is being completed for exploitation of the Kaaimangrasie and Klaverblad deposits across the Suriname River. It is expected that mining of these deposits will commence in 2006 on depletion of the reserves at the current operations.

All the above mentioned bauxite rights were made available to the new mining joint venture.

Refining joint venture

The refining joint venture operates an alumina refinery and port facilities located at Paranam, at the Suriname River. Alumina exports take place from the Paranam port.

The refining joint venture’s alumina plant is a low temperature plant which uses standard Bayer plant technology. The refinery produces approximately 1.95 million tonnes of alumina per year. Our share was 918,000 tonnes in 2003-2004.

In August 2003, we, along with Suralco, approved the expansion of the refinery by 250,000 metric tonnes per year to a capacity upon completion of approximately 2.2 million metric tonnes per year. The US$65 million (100% terms) expansion is currently targeted to be completed in early calendar 2005, ahead of schedule.

All alumina produced is exported to Europe. The refinery has three thermal generators, which provide the steam and electricity necessary for the process.

Alumar

The Alumar Consortium (Alumar) is an unincorporated joint venture comprised of an alumina refinery, an aluminium smelter and support facilities. We own a 46.3% interest in the aluminium smelter and Alcoa Aluminio S.A. (Alcoa) owns the remaining 53.7%. We own a 36% interest in the alumina refinery, an affiliate of Alcan Aluminium Limited (Alcan) owns 10%, Alcoa owns 35.1%, and Abalco S.A. (owned 60% by Alcoa and 40% by Alumina Limited) owns the remaining 18.9%. The alumina and aluminium plants are integrated, located in the industrial district of São Luís, the capital of the state of Maranhão, in northern Brazil.

Total annual smelter production, using Alcoa technology, is approximately 380,000 tonnes of aluminium per year. Alumina arrives by conveyor from the adjoining refinery and electricity generated at the Tucuruí hydroelectric dam arrives via two transmission lines. We purchase our electric power requirements from Central Elétricas do Norte (Eletronorte) under a long-term contract that was renewed in June 2004 and will expire in December 2024. Most of the production is standard ingots, and we sell 40% of our share of the ingots to domestic customers with the balance sold on the export market.

The refinery began production in 1984. Subsequently it has been expanded several times. Total production has now reached approximately 1.4 million tonnes per year. The required raw materials, caustic soda, coal, and bauxite, are delivered by ship to the Alumar port. The bulk of our share of the alumina is allocated to the Alumar smelter and to the Valesul smelter.

We own 14.8% of Mineraçao Rio do Norte S.A. (MRN), a Brazilian mining company jointly owned by affiliates of Alcoa, Alcan, Companhia Brasileira de Alumínio (CBA), Companhia Vale do Rio Doce (CVRD) and Norsk Hydro. MRN extracts, processes and supplies bauxite. We have long-term contracts with MRN to supply the Alumar refinery. MRN has bauxite production capacity of 16.3 million tonnes per annum. Currently, MRN has total ore reserves that would allow it to produce 16.3 million tonnes of bauxite per annum for approximately 6 years. The mine is actively pursuing an evaluation program of bauxite plateaus within the remaining lease area to establish the overall life of the project. MRN holds valid mining rights to all its reserves until exhaustion of the reserves.

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

Valesul Aluminio SA

We own a 45.5% joint venture interest in Valesul Aluminio SA, an aluminium smelter located in Rio de Janeiro, Brazil. The balance is held by CVRD. The port of Sepetiba is less than 40 kilometres away and the Port of Rio de Janeiro is less than 60 kilometres away. Valesul began production in 1981 and currently produces approximately 93,000 tonnes of aluminium per year based on P19 Reynolds technology.

Reserves and Production

The table below details our bauxite-ore reserves in metric tonnes, and are presented in 100% terms as estimated at 30 June 2004.

Bauxite Deposit(1)(3)	Ore Type	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		BHP Billiton Interest %
		Tonnes (millions)	A.Al2O3(2) %	Tonnes (millions)	A.Al2O3(2) %	Tonnes (millions)	A.Al2O3(2) %
Australia
Worsley(4)	Laterite	312	30.8	8.0	29.3	320	30.8	86
Brazil
MRN(5)	MRN Crude	144	—	—	—	144	—	14.8
	MRN Washed	104	50.6	—	—	104	50.6	14.8
Suriname
Coermotibo(6)	Laterite	5.8	45.7	0.5	40.6	6.3	45.4	45
Onverdacht(6)	Laterite	6.9	52.5	—	—	6.9	52.5	45

(1)	Mining dilution and recovery are included in the ore reserve statements for each deposit except Coermotibo.
(2)	Alumina as available alumina.
(3)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserve	Probable Ore Reserve
Worsley	maximum 100m	maximum 200m

MRN	A minimum bauxite intersection grid of 200 metres. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data.	No reserve quoted in this category.

Coermotibo	61m x 61 m	122m x 122m

Onverdacht	61m x 61 m	No reserve quoted in this category.

(4)	Worsley reserve tonnages are quoted on a dry basis.
(5)	Mineração Rio do Norte (MRN) washed reserve tonnages and grades are quoted on a nominal 5 per cent moisture content basis;
(6)	Coermotibo and Onverdacht reserve tonnages are quoted on a dry basis. The restructuring of the Suriname mining joint venture in August 2003 placed the Eastern and Central Suriname bauxite deposits under a single mining and reporting entity. The Onverdacht deposits incorporate Lelydorp, while the Coermotibo deposit is a deposit in Eastern Suriname in which BHP Billiton now has a 45 per cent interest. Prior to this date the Lelydorp mine was BHP Billiton’s only reserve reporting responsibility.

The table below details our alumina and aluminium production for the three years ended 30 June 2004, 2003 and 2002. Production data shown is our share unless otherwise stated.

		BHP Billiton Group Share of Production
	BHP Billiton Group Interest	Year ended 30 June
		2004	2003	2002
		(thousands of tonnes)
Alumina
- Worsley	86%	2,799	2,742	2,696
- Suriname	45%	918	879	850
- Alumar	36%	507	471	396

Total		4,224	4,092	3,942

Aluminium
- Hillside(1)	100%	622	534	502
- Bayside	100%	184	185	174
- Mozal(2)	47.1%	250	134	127
- Alumar	46.3%	156	178	152
- Valesul	45.5%	44	43	37

Total		1,256	1,074	992

(1)	Full commissioning of the Hillside 3 expansion project was achieved in December 2003. The expansion project has added 132,000 tonnes per annum of capacity.
(2)	Full commissioning of the Mozal 2 expansion project was achieved in August 2003 bringing on an additional 253,000 tonnes per annum capacity (100% terms).

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

Market Conditions

The aluminium market strengthened throughout fiscal year 2004, moving from surplus in calendar year 2003 to deficit in calendar year 2004. Chinese demand remained strong, although government led economic measures might see a moderation in its future growth. Demand also improved due to the synchronised global economic recovery, with strong demand growth in the US, Japan and other Asian countries. The aluminium supply side has substantially benefited from constraints upon Chinese production growth, mainly due to strong power and alumina prices. In reflection of these factors, reported aluminium stocks have declined throughout calendar year 2004.

The smelter grade alumina market remained strong. The spot alumina price increased from about US$300 per tonne at the start of fiscal year 2004 to more than US$500 per tonne in early calendar year 2004 before falling back again to about US$300 per tonne. The underlying strength in the alumina market had been catalysed and sustained by Chinese demand. However, demand outside China has been supportive as well.

The outlook for the aluminium and alumina markets is sound, supported in both cases by solid demand and high effective industry utilisation rates at present.

Base Metals

Our Base Metals Customer Sector Group is comprised of our assets and interests in copper, silver, lead, zinc and gold. We provide base metals concentrates to smelters worldwide and copper cathodes to rod and brass mills and casting plants.

Copper

We are the world’s third largest producer of copper. The Escondida copper mine in northern Chile is the world’s largest source and a low cost producer of copper. Our other key Base Metals assets include the Cerro Colorado copper mine in northern Chile, the Tintaya copper mine and Antamina copper and zinc operations in Peru, and the Cannington silver, lead and zinc mine in Australia. We also have a number of greenfield and brownfield expansion opportunities.

In January 2002, sulphide production at Tintaya was suspended, and production at Escondida was reduced due to reduced demand for copper cathode. The improved copper market allowed Tintaya sulphide operations to resume in August 2003 and Escondida, from December 2003, to ramp up towards full capacity.

Escondida

We hold a 57.5% interest in Escondida, a copper mine consisting of two open-pits accessible by road and located in northern Chile’s Atacama Desert, at an altitude of approximately 3,100 metres, 160 kilometres southeast of the port city of Antofagasta. The other owners are affiliates of Rio Tinto plc, which hold a 30% interest, JECO, which holds a 10% interest, (Mitsubishi Corporation, 7%, Mitsubishi Materials Corporation, 1%, Nippon Mining and Metals Company Limited, 2%), and the International Finance Corporation, which holds a 2.5% interest.

Escondida has committed its forecast annual copper concentrate production under long-term sales contracts ranging in duration from 5 to 10 years. Expiration of these contracts varies, with the earliest being at the end of calendar year 2004 and the latest in 2011. Forecast production is fully committed (though not 100% priced) through to the end of calendar year 2005, under these long-term sales contracts. Also, approximately 85% of annual cathode production is sold under annual contracts to end-users and traders located primarily in Europe, Asia and Brazil and the remainder of production is sold on a spot basis.

Escondida is a large porphyry copper deposit with current mine dimensions of 2.2 kilometres in an east-west direction, 3.2 kilometres in a north-south direction and a depth of 464 metres. The ultimate pit limits are estimated to be 3.5 kilometres by 4.8 kilometres, with a depth of 750 metres.

Original construction of the operation was completed in 1990 at a cost of US$836 million (100% terms) and the project has since undergone four phases of expansions at an additional cost of US$2,125 million (100% terms) plus US$451 million (100% terms) for the construction of an oxide plant. The operation has two conventional processing streams, with high quality copper concentrate being extracted from sulphide ore through a flotation extraction process and pure copper cathode obtained in a plant applying leaching and subsequent solvent extraction and electro-winning to oxide ores. An open pit mine services both operations, with a current total movement of approximately 350 million tonnes of material each year, while dedicated pipeline and port facilities as well as a private railway are used to transport output.

The Escondida Norte expansion was approved in June 2003, with an investment of US$400 million (100% terms) required to bring Escondida Norte mine into production. In April 2004, the US$870 million (100% terms) Escondida Sulphide Leach copper project was approved. The project has the capacity to produce up to 180,000 tonnes of copper cathode per annum and is scheduled to begin production during the second half of 2006. The project will utilise a bacterially assisted leaching process on low-grade run-of-mine sulphide ore from the existing Escondida pit and the currently in-development Escondida Norte pit. The resulting solutions from the leaching will then be treated in solvent extraction and electro-winning plants to produce copper cathode.

Escondida has the right of indefinite exploitation (mining) concessions for the mining of the Escondida ore body as well as exploration rights for some territory surrounding the existing operation. Exploitation concessions allow the concession holder to mine the area indefinitely contingent upon the annual payment of corresponding licence fees.

Separate transmission circuits provide power for the Escondida mine complex. These transmission lines, which are connected to Chile’s northern power grid, are company-owned and are sufficient to supply Escondida post Phase IV. Electricity is purchased under three contracts with local generating companies, Norgener and Nopel.

Between November 2001 and December 2003, Escondida operated at reduced capacity due to a significant fall in demand for copper. Throughout calendar 2003, Escondida was operated at approximately 200,000 tonnes (100% terms) below its installed production capacity of 1.25 million tonnes.

Tintaya

Tintaya is an open-pit copper mine located in the Southern Peruvian Andes at an altitude of approximately 4,000 metres. We hold a 99.95% interest in Tintaya with the remainder held by Peruvian shareholders. The deposit is a copper gold skarn system associated with a low-grade porphyry copper body and is approximately 3 kilometres long by 2.5 kilometres wide. We hold mining rights over 3,600 hectares and surface rights over 4,097 hectares on which the Tintaya mine and operations are located. These rights can be held indefinitely. Mine operations consist of conventional truck and shovel operations from multiple pit locations. Electricity for the Tintaya operations is sourced from the Peruvian power grid and supplied under contract with two Peruvian power companies.

Production commenced in 1984 and currently consists of a conventional flotation extraction process producing copper in concentrate from sulphide ore. Tintaya’s total annual production capacity is 90,000 tonnes of copper contained in concentrate along with gold and silver credits. An acid leach plant for oxide ore commenced commercial operation in June 2002 and is designed to produce 34,000 tonnes of copper cathode per year. We expect annual production to remain stable until 2010 and then decrease as sulphide ore mining ceases and low grade stockpiles are processed to the end of the life of the mine, which we estimate will be between 2012-2014.

After a suspension of operations from January 2002 which had been induced by the low copper demand an orderly restart of the mine and concentrator plant commenced in August 2003 with a return to full production by September 2003. Normal operation of the oxide leach plant continued through the suspension period, fed from oxide ore stockpile.

Approximately 65% of Tintaya’s cathode production is fully committed under annual contracts with rod mills in Peru and North America with the balance allocated to the spot market. For calendar 2004, approximately 60% of Tintaya’s anticipated copper concentrate output is committed against long-term contracts with the balance allocated to a variety of spot sales.

Cerro Colorado

Cerro Colorado is a wholly owned open-pit copper mine located in the Atacama Desert at an altitude of 2,600 metres, approximately 125 kilometres by road, east of Iquique, Chile. Cerro Colorado holds mineral rights over 16,582 hectares and surface rights over approximately 1,305 hectares on which the plant is located. These rights can be held indefinitely.

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

Construction of the facilities was completed in 1994 at a total cost of US$287 million and commercial production at Cerro Colorado commenced in June 1994. An expansion of annual production capacity to 60,000 tonnes was completed in 1995 at a cost of US$49 million and in 1998, a second expansion of Cerro Colorado was completed, at a cost of US$214 million increasing the mine’s annual production to a nominal 100,000 tonnes of refined copper. Plant modifications were completed during calendar 2004, at a cost of US$62 million, which included increases in the mine’s crushing capacity, leach pad area and mine fleet in order to maintain annual production capacity at a level of 120,000 tonnes per year for the next five years. With these modifications, we estimate that the remaining mine life will be 12 years.

The majority of Cerro Colorado production of cathode copper is committed for sale under annual contracts to customers in Europe and Asia.

Highland Valley Copper

On 3 December 2003 we announced the sale of our 33.6% of the partnership units of Highland Valley Copper, a British Columbia partnership to Quadra Mining Ltd. for a purchase price of US$73 million. Subsequently, on 28 January 2004, Teck Cominco exercised its right of first refusal to purchase our partnership units on the same terms. The purchase and sale agreement was executed on 20 February 2004 and the sale closed on 2 March 2004.

Spence

In January 1997, we announced the discovery of the Spence copper deposit in northern Chile. We hold 100% of the mineral rights in approximately 49,000 hectares and surface rights in approximately 50,000 hectares.

We conducted a feasibility study to develop a project for an open pit mine with facilities capable of processing approximately 50,000 tonnes per day of ore through a combination of chemical and bio-leaching processes to produce 200,000 tonnes per year of electrowon copper cathode. A feasibility study independent peer review was conducted during August 2002. This review focused on the technical core of the Spence project. Further study work has been completed to ensure that recent advances that have proven successful in other operations are incorporated in the project. A revised feasibility study has been produced and will be reviewed during financial year 2005, prior to submission to our Board for approval. During the review and approval process engineering definition will continue.

Southwest Copper

In 1999, the Group announced the cessation of Southwest Copper operations, and the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. The assets comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the Group acquiring the Southwest Copper operation in 1996. In January 2002, the Group announced the closure of the San Manuel mining facilities, and in October 2003 the closure of the San Manuel plant facilities was announced. The closure of these facilities, together with certain other reclamation and decommissioning activities, were progressed during the years ended 30 June 2003 and 2004. For certain sites, the development of closure plans is well progressed, however, at other sites the necessary site characterisation and engineering work is at an early stage.

A comprehensive review of the closure plans for Southwest Copper was undertaken following the refocusing of the Group’s direction during the period towards an accelerated closure strategy. This followed exhaustion of the alternative strategies referred to above, and resulted in a shortened timeframe to closure for some of the facilities. Actions during the year resulting from the review included the announcement of the closure of the San Manuel plant facilities in October 2003, and the divestment and farm-out of certain assets and liabilities during the period, such as the Robinson copper/gold mining operation and the Resolution copper exploration prospect. As a consequence of detailed site-specific risk assessments conducted during the period, the review also indicated (a) higher short-term closure costs, due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets (refer note 2 ‘Exceptional items’ in the 2004 BHP Billiton Group Annual Financial Statements).

Despite the work carried out during the current period, uncertainty remains over the extent and costs of the required short-term closure activities, the extent, cost and timing of post-closure monitoring and longer-term water management. The Group anticipates that future changes in the closure provisions for Southwest Copper may be required as the necessary site characterisation and engineering work is progressed.

Copper-Zinc

Antamina

The Antamina copper-zinc deposit is owned by Compania Minera Antamina S.A. (CMA), in which BHP Billiton holds a 33.75% interest. Noranda Inc. holds a 33.75% interest, Teck Cominco Limited holds a 22.5% interest and Mitsubishi Corporation holds the remaining 10% interest. The deposit is located in the Peruvian Andes at an altitude of 4,300 metres, approximately 270 kilometres north of Lima, Peru.

The Antamina project achieved mechanical completion in May 2001 and commercial production began in October 2001. The total development cost, including financing costs, working capital and sunk costs was US$2,228 million. The principal project facilities include a 115-kilometre access road, a truck-shovel pit operation, a nominal 70,000 tonnes per day concentrator, a 300-kilometre concentrate pipeline with a single stage pumping station to transport concentrates in slurry form from the mine to the de-watering, drying, and port facilities at Huarmey, and housing for operating employees and their families in the City of Huaraz, located approximately 200 kilometres by road from the mine.

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

Power to the mine site is being supplied under long-term contracts with individual power producers through a 58-kilometre, 220 kilovolt transmission line constructed by the project company, which is connected to the Peru national energy grid. In late 2002, an additional third party owned transmission line was connected to the project’s substation, significantly increasing power supply reliability.

CMA entered into 19 long-term copper and zinc concentrate sales contracts with 16 smelting companies, which, in aggregate, cover approximately 75% of the project’s expected annual production. All but two of the contracts are for terms extending to 2012 or 2013.

The Antamina deposit is a large copper skarn with zinc, silver, molybdenum, lead and bismuth mineralisation. It has a southwest to northeast strike length of more than 2,500 metres and a width of up to 1,000 metres. The deposit sits at the bottom of a U-shaped glacial valley surrounded by limestone ridges. Mineralisation is associated with pervasive replacement by calcium silicate minerals of both a centralised intrusive body and a thick limestone formation that hosts the intrusive. A well-defined zonation consists of high-grade copper sulphides occurring in the centralised intrusive and in limestone immediately adjacent to the intrusive. High-grade copper-zinc sulphides overprint the copper-only style of mineralisation in a narrow doughnut-shaped zone at the outer margin of skarn formation. Like other skarn deposits, the Antamina deposit is highly erratic in form and grade.

A reconciliation of production results during 2002 and 2003 against the pre-production reserve model has shown some discrepancies in the quantities and grades of ore. Following this, further drilling (30,000 metres) occurred and an interim resource model was completed. A reconciliation of this interim model has also indicated some discrepancies in its ability to predict accurately the quantities and grades of ore. In addition, while mining of the Antamina ore body has demonstrated continuity of the economically mineralised zones, the erratic nature of the ore types and grades within these zones has led to a proposal to tighten the criteria for proved and probable reserve classification. The final decision on classification criteria is still under review as part of the drilling, resource modelling and validation work program currently in progress. As part of this program, some 114,000 metres of core drilling has commenced and is expected to be completed by calendar year end. Drilling results received to date support the reported reserves and until the updated resource and reserve model is completed, probably in calendar 2005, the pre-production reserve model continues to provide the best reserve estimate for Antamina.

Selbaie

The now closed wholly-owned Selbaie open-pit zinc and copper mine is situated 250 kilometres north of Rouyn-Noranda in northwestern Quebec, Canada. Open pit mining ceased operation in October 2002 and mill production since then was based primarily on stockpiled ore, which ceased on 21 January 2004. Shipments from product stockpiles ceased in May 2004. At the end of January 2004, the mine entered into a decommissioning phase followed by demolition and rehabilitation, which will be largely completed by December 2004. A long-term care and maintenance plan is in place to ensure performance of the reclamation measures and water management to meet regulatory requirements.

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

We use transverse, long hole open stoping for the extraction of the main, thicker, hanging wall orebodies of the deposit. Production commenced in October 1997. Underground mine production for the year ended 30 June 2004 was 2.75 million tonnes. Work on the Cannington Growth Project which was approved in February 2003 also continued during the year to improve mill throughput and increase metal recovery, and we are continuing an ongoing program of mill improvement. Nominal capacity is now 2.4 million tonnes per annum. A power station, comprising 18 x 1.03MW, 6 x 1.915MW gas–fired engines and 4 x 1.4MW diesel-fired engines located at Cannington is operated under contract to supply power solely to Cannington.

Approximately 80% of Cannington’s lead and zinc concentrate production for the year ending June 30, 2005, is fully committed under long-term contracts with smelters in Australia, Korea, Japan and Europe with the balance being allocated to the spot market. The reserve life as currently stated is approximately 8 years.

Surface exploration is continuing on a number of geophysical and geochemical anomalies in the mine lease area.

Zinc-Lead

Pering

The wholly-owned Pering mine was an open-pit zinc mine producing lead as a by-product. Mining ceased on 30 November 2002; the mill was stopped in February 2003. There was no production in financial year 2004. The mine property is situated in the Northwest Province of South Africa. Plant demolition and site reclamation is underway with the majority of work planned for completion by June 2005.

Uranium

Rio Algom Mining LLC, our wholly owned subsidiary, owns two former (non-operating) uranium mining sites, the Ambrosia Lake site near Grants, New Mexico, and the Lisbon site near Moab, Utah. Reclamation and remediation activities at both sites are significantly advanced, and are currently ongoing.

Reserves and Production

The table below details our copper, zinc, silver, gold, molybdenum and lead reserves in metric tonnes, and are presented in 100% terms as estimated at 30 June 2004.

		Proved Ore Reserve (1)					Probable Ore Reserve (1)					Total Ore Reserve					BHP Billiton Interest %
Commodity Deposit (2) (3)	Ore Type	Tonnes (dmt millions)	Grade				Tonnes (dmt millions)	Grade				Tonnes (dmt millions)	Grade
			% Tcu(4)	% SCu(4)	g/t Au	g/t Ag		% TCu(4)	% SCu(4)	g/t Au	g/t Ag		% TCu(4)	% SCu(4)	g/t Au	g/t Ag
Copper
Escondida(5)	Oxide	141	—	0.72	—	—	23	—	0.63	—	—	164	—	0.71	—	—	57.5
	Sulphide	656	1.40	—	—	—	570	1.05	—	—	—	1,225	1.24	—	—	—	57.5
	Sulphide leach	426	0.59	—	—	—	386	0.54	—	—	—	812	0.56	—	—	—	57.5
Escondida Norte(6)	Oxide	—	—	—	—	—	123	—	0.78	—	—	123	—	0.78	—	—	57.5
	Sulphide	187	1.65	—	—	—	348	1.28	—	—	—	535	1.41	—	—	—	57.5
	Sulphide leach	29	0.57	—	—	—	130	0.65	—	—	—	159	0.63	—	—	—	57.5
Tintaya(7)	Oxide	7	1.37	0.97	—	—	27	1.78	1.34	—	—	34	1.69	1.26	—	—	99.95
	Sulphide	28	1.32	—	0.24	5.65	28	1.46	—	0.18	6.14	56	1.39	—	0.21	5.90	99.95
Cerro Colorado(8)	Oxide	71	0.70	0.54	—	—	75	0.76	0.59	—	—	145	0.73	0.57	—	—	100
	Sulphide	30	0.94	0.14	—	—	30	0.80	0.14	—	—	60	0.87	0.14	—	—	100

		Tonnes (dmt millions)	% Cu	% Zn	g/t Ag	% Mo	Tonnes (dmt millions)	% Cu	% Zn	g/t Ag	% Mo	Tonnes (dmt millions)	% Cu	% Zn	g/t Ag	% Mo
Copper Zinc
Antamina(9)	Sulphide	264	1.27	1.01	14.2	0.031	221	1.17	0.89	13.2	0.029	485	1.22	0.96	13.7	0.030	33.75

		Tonnes (dmt millions)	g/t Ag	% Pb	% Zn		Tonnes (dmt millions)	g/t Ag	% Pb	% Zn		Tonnes (dmt millions)	g/t Ag	% Pb	% Zn
Silver Lead Zinc
Cannington(10)	Sulphide	15	507	11.00	3.82		7	408	9.62	4.01		22	476	10.57	3.88		100

(1)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserve	Probable Ore Reserve
Escondida	Oxide: 55x55m, Sulphide: 60x60m, Sulphide leach: 60x60m	Oxide: 60x60m, Sulphide: 100x100m, Sulphide leach: 110x110m
Escondida Norte	Oxide: 48x48m, Sulphide: 54x54m, Sulphide leach: 60x60m	Oxide: 60x60m, Sulphide: 90x90m, Sulphide leach: 125x125m
Tintaya	Drill grid of 25m or less, except in the Chabuca area, where a maximum grid of 18m is used.	Maximum drill grid of 50m, except for the Chabuca and Chabuca Sur areas, where a maximum spacing of 37m is used.
Cerro Colorado	First kriging pass (50m spacing)	Second kriging pass (70m spacing)
Antamina	High-Grade Cu/Zn : 3 holes within 55m, closest hole within 40m	Variable between domains, 3 holes within 55m to 120m and closest within 40m to 75m
Cannington	12.5m sectional x 15m vertical	25m sectional x 25m vertical

(2)	Metallurgical recoveries for the operations are:

	% Metallurgical Recovery
	TCu	SCu	Zn	Ag	Pb
Escondida Oxide		80
Escondida Sulphide	84
Escondida Sulphide Leach	37
Escondida Norte Oxide		54
Escondida Norte Sulphide	88
Escondida Norte Sulphide Leach	29
Tintaya Oxide		78
Tintaya Sulphide	89
Cerro Colorado Oxide		80
Cerro Colorado Sulphide	80
Antamina	88 - 95		0 (Cu-only) 86 (Cu-Zn)	65 -90
Cannington			72	88	89

(3)	Copper prices used for reserve calculation are:

US$/lb
Escondida	0.823
Escondida Norte	0.743
Tintaya	0.71
Cerro Colorado	0.743
Antamina	The mining plan was developed at US$0.90/lb, however we have successfully tested for impairment at US$0.743/lb, which is the 3 year average.
See table on page 17.

(4)	%SCu - per cent soluble copper,%TCu - per cent total copper

(5)	Differences between the 2004 and 2003 ore reserve statements are from depletion through production, updated mineral resource block model, revised cut-off grades, and the declaration of a new reserve ore type named “Sulphide Leach” which includes the previously-declared Low Grade Float and Mixed ore types. Economic pit shells and their cut-off grades have been recalculated after updates to the mineral resource model. There is a significant increase in declared tonnes compared to prior statements due to all low-grade sulphides (0.3%≤TCu<0.5%) now converted to reserves as a consequence of the Sulphide Leach Project approval. Measured mineral resource of mixed mineralisation is converted into Probable Sulphide Leach ore reserve to reflect uncertainty in some of the modifying factors. Stockpiled material is included in the appropriate ore type as Proved Reserve (with the exception of the mixed mineralisation). Ore reserves quoted are based on a pit which valued Measured and Indicated resources for Sulphide and Oxide material types only. Reported Proved and Probable reserves are derived from Measured and Indicated resources only within the Pit, after modifying factors have been applied.

(6)	Differences between the 2004 and 2003 ore reserve statements are due to an updated mineral resource block model, revised cut-off grades, and the declaration of a new reserve ore type, named “Sulphide Leach” which includes the previous Low Grade Float ore type. Economic pit shells and their associated cut-off grades have been recalculated after updates to the mineral resource model. There is a significant increase in declared tonnes compared to the previous statement due to the low-grade sulphides within the range 0.3%≤TCu<0.5% being quoted for the first time. As a consequence of the Sulphide Leach Project approval, all low-grade sulphides and mixed mineral resources are now converted to ore reserves. Ore reserves herein quoted are based on a pit which values Measured and Indicated resources for Sulphide and Oxide material types only. Reported Proved and Probable reserves are derived from Measured and Indicated resources only within the pit, after modifying factors have been applied.

(7)	The Tintaya mine and concentrator resumed operations in October 2003 due to improved market conditions. Changes to the total Ore Reserves are due to depletion through production adjusted by reconciliation. Oxide stockpiles characterised by a post-stockpile drilling program comprise Oxide Proved Reserves, while Oxide Probable Reserves include all in-situ oxide ore combined with 8 million dmt of oxide stockpiles in which TCu and SCu grades are estimated from production data.

(8)	Changes in the Cerro Colorado Reserves reflect changes in the Resource base based on drilling and updated interpretation, and include depletion through mining, adjusted by reconciliation.

(9)	The 2004 Reserves are based on the 2003 report depleted by production that is adjusted by reconciliation. As in the previous reports, Sulphide ore combines both Cu-only and Cu-Zn ore types. Some zinc metal is contained in Cu-only ores that will not be processed through the zinc flotation circuit.

(10)	Increased Proved Reserves are due to upgrading of material from Probable as a result of ongoing diamond drilling program. (Mainly North Block and R4 Block). Changes from 2003 include depletion through production, adjusted by reconciliation and ore produced from development workings not carried as Reserves.

The table below sets forth the BHP Billiton Group copper, gold, silver, lead, molybdenum, uranium and zinc production for the three years ended 30 June 2004, 2003 and 2002. Production data shown is the BHP Billiton Group share unless otherwise stated.

	30 June 2004 BHP Billiton Group interest %	BHP Billiton Group Share of Production(1)
		Year ended 30 June
		2004	2003	2002
Copper (‘000 tonnes)
Escondida (Chile)(2)	57.5	601.6	497.6	425.6
Tintaya (Peru)(3)	99.95	93.5	35.4	46.2
Cerro Colorado (Chile)	100	125.5	131.1	130.8
Alumbrera (Argentina)	—	—	34.4	48.5
Highland Valley (Canada)	—	28.3	56.2	62.1
Antamina (Peru)	33.75	91.9	96.9	81.9
Selbaie (Canada)(5)	100	4.1	8.3	10.2
North American Copper(6)	100	9.5	10.6	19.1

Total		954.4	870.5	824.4

Gold (‘000 ounces)
Escondida (Chile)	57.5	103.4	64.1	52.3
Tintaya (Peru)(3)	99.95	11.7	0.0	22.3
Alumbrera (Argentina)	—	—	121.3	185.4
Selbaie (Canada)(5)	100	8.0	17.8	22.2
Highland Valley (Canada)	33.6	2.2	4.7	4.8

Total		125.3	207.9	287.0

Silver (‘000 ounces)
Cannington (Australia)	100	37,420	34,872	35,963
Antamina (Peru)	33.75	2,179	2,227	1,719
Tintaya (Peru)(3)	99.95	608	—	—
Alumbrera (Argentina)	—	—	200	237
Highland Valley (Canada)	—	323	604	709
Escondida (Chile)	57.5	2,445	1,700	1,257
Selbaie (Canada)(5)	100	717	1,525	2,073

Total		43,692	41,128	41,958

Lead (‘000 tonnes)
Cannington (Australia)	100	249.9	237.4	231.8
Pering (South Africa)	100	—	2.6	4.3

Total		249.9	240.0	236.1

Zinc (‘000 tonnes)
Cannington (Australia)	100	53.6	63.9	58.9
Antamina (Peru)	33.75	89.6	82.7	48.3
Selbaie (Canada)(5)	100	16.0	30.2	34.2
Pering (South Africa)	100	—	17.1	21.1

Total		159.2	193.9	162.5

Molybdenum (‘000 tonnes)
Highland Valley (Canada)	—	0.6	1.0	0.7
Antamina (Peru)	33.75	0.3	0.3	—

Total		0.9	1.3	0.7

Uranium (‘000 pounds)
Rio Algom Mining(4)	100	—	54	974

(1)	Mine production figures for minerals refer to the total quantity of payable metal produced.

(2)	Includes production from the Escondida Phase IV expansion which commissioned in October 2002.

(3)	Sulphide production at Tintaya was temporarily suspended in January 2002 due to weak market conditions. Sulphide mining operations recommenced during August 2003.

(4)	In July 2002, we completed the sale of our Smith Ranch uranium mine, which resulted in the cessation of uranium production.

(5)	Production ceased in February 2004, in accordance with mine plan. Shipments ceased in May 2004.

(6)	In 1999, the Group announced the cessation of Southwest Copper operations, and the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. The assets comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the Group acquiring the Southwest Copper operation in 1996. In January 2002, the Group announced the closure of the San Manuel mining facilities, and in October 2003 the closure of the San Manuel plant facilities was announced.

Regulatory and Fiscal Terms

Chile

Minerals in Chile are legally owned by the State. The exclusive right to exploit mineral deposits is granted to individuals and private sector companies through mining concessions. The Mining Code of Chile provides for two kinds of mining concessions, namely the exploration concession and the exploitation concession. A concession is defined as an immovable real right that grants the holder the exclusive authority to explore, or explore and exploit, mineral substances within the concession, and become the owner of any extracted substances, in the case of an exploitation concession. As provided by the Mining Code and the Constitution of Chile, mining concessions are established by court ruling. An exploitation concession is of indefinite duration, provided that yearly licence fees are paid. An exploration concession is granted for two years and may be renewed for another two-year period, provided that at least half of the concession area is surrendered. Licence fees are also applicable. Mining concessions are distinct from surface rights and the legislation provides for the ability to request mining easements in the case where the owner of the mining concession is not the same owner as that of the land surface. Mining easements may be established by mutual consent of the owners or by court ruling.

In February 2004, the Ministry of Mining passed and published a new regulation, amending Decree Number 72 from 1985, the Mining Safety Ordinance. Pursuant to such amendment, in addition to generally refreshing the safety requirements and duties of the governmental agency in charge, a new section regarding mining closure requirements was added to the Ordinance. Mine closure plans are required to be documented during the life of the operation, with the purpose of preventing, minimising and/or controlling the risks and negative effects that can be produced or may continue causing effects after finalising mining activities.

The environmental regulatory legal framework is established pursuant to Decree Law 19,300 and its ordinances and regulations. Mining activities are subject to the approval by CONAMA (the national environmental corporation) and require Environmental Impact Studies and/or Environmental Impact Declarations depending on the nature of the proposed project.

The Decree Law 600 provides the main legal framework for foreign investment in Chile. This law covers types of capital contributions, taxes, foreign exchange, repatriation of profits and capital and administrative procedures. It is based on economic and legal principles found in the Constitution of Chile, with economic equality between foreign investors and nationals being the most important. It offers all foreign investors on a most favoured nation basis the same treatment as nationals and guarantees a stable framework by means of an investment contract between foreign investors and the State of Chile. Such contracts cannot be modified unilaterally and are not affected by the passage of new laws. Investment can be made through convertible currencies, tangible assets, technologies that can be capitalised and loans tied to foreign investment projects. Repatriation of capital and profits is guaranteed through the formal currency exchange market.

During 2004 the Chilean government tried to pass legislation to impose a Mining Royalty, amounting to 3% of the proceeds from the sales of metallic mining activity or 1% in the case of non-metallic activity, net of certain specific costs. However, in July and August 2004 respectively, the Chamber of Representatives and the Senate, failed to pass the law by the 4/7ths and 2/3rds margins required respectively, and therefore did not approve the initiative. According to the Constitution, the government would need to wait at least one year to submit again to the legislature another similar initiative. There was substantial discussion in Chile with respect to the nature of the proposed charge (in particular whether or not it is a tax). The nature would determine whether the proposed charge would affect all mining companies or if those holding foreign investment contracts would be shielded from it.

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

The General Mining Law provides qualifying mining companies with a stability regime covering taxation, foreign exchange and trade regulations. Companies that invest at least US$20 million in the development of an operation of not less than 5,000 tonnes per day, or expand an existing operation by such amount, can enter into a contract with the State that guarantees the stability of the tax laws for a period of 15 years. Free disposition of foreign currency and repatriation of capital and profits are also guaranteed, as is conversion of foreign exchange at the most favourable rate of exchange available at the time of conversion. We also obtain the benefit of accelerated tax depreciation for machinery, equipment and all other fixed assets.

Law 28090, known as the Mine Closure Law, was enacted and published on 14 October 2003. It regulates the obligations to be followed by mine owners to prepare, file and implement a mine closure plan. The Mine Closure Law is an environmental management instrument that requires a mine owner to describe its reclamation measures, anticipate those costs and establish a mechanism for funding those costs. Implementation is to be made on a gradual basis during the life cycle of the mining operation.

The “Mining Royalty Law” was enacted and published on 24 June 2004. In summary, this new law obliges mining operations to pay an economic consideration to the State of Peru, for the mineral resources under exploitation. The actual amount shall be determined monthly by the mineral value, according to its current quotation in the international market. The amount effectively paid as mining royalty, shall be considered as an expense in the corresponding fiscal year. The Mining Royalty Law will not apply to operations that are subject to mining stability agreements. Both the Tintaya and the Antamina operations are subject to such mining stability agreements.

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

According to the International Copper Study Group (ICSG), during calendar year 2003 total refined copper supplies reached 15.18 million tonnes down 0.7% compared with 2002. Refined copper demand reached 15.58 million tonnes, up 2.8% from the previous year.

In the second half of 2003, LME cash copper prices rose from an average of US$0.776 per pound in July to US$0.999 per pound in December. Improving demand, due to a recovery in the US and Japanese economies along with continued rapid growth in China, started the rise in prices, but the main cause was a slope failure at the second largest copper mine in the world, Grasberg in Indonesia. Production was severely affected with mining in the open pit suspended from the end of 2003 until April 2004, and as a result production of copper-in-concentrates at the mine was down by 63.2% for the period quarter-four- 2003 to quarter-two- 2004 year-on-year. The ICSG reported refined copper consumption growth of 8.7% year-on-year in the first four months of calendar 2004.

LME cash copper prices continued to rise at the start of calendar 2004 reaching a peak of US$1.386 per pound in early March, before falling back in April as concerns grew over a slowdown in the Chinese economy because of credit terms being tightened by the Chinese government. However, with the refined market in deficit and stocks falling, prices remained firm with LME cash prices averaging US$1.239 per pound in quarter-one- 2004 and US$1.265 per pound in quarter-two- 2004.

Combined exchange stocks at LME/Comex/Shanghai continued to decline during the second half of calendar 2003 and the first half of calendar 2004. From the end of June 2003 to the end of June 2004, total exchange stocks fell by 780,000 tonnes from 1.04 million tonnes to 258,000 tonnes. Stocks fell in all regions and by the end of June 2004 less than 2,000 tonnes of cathode remained in LME warehouses in Europe. In contrast, Codelco did build a stockpile of 200,000 tonnes of cathode in Chile by the end of 2003, but is now in the process of delivering this material, having sold it all in the first quarter of 2004.

Copper Concentrate Matters

In May 2003, the European Commission, the US Department of Justice and the Canadian Competition Bureau commenced an investigation to ascertain whether there is evidence of illegal practices in the copper concentrate sector. BHP Billiton, which was served with notice to submit to this investigation, is co-operating with regulatory authorities and has produced documents and other requested material. This investigation, which involves a number of industry participants, is in its preliminary stages, and accordingly BHP Billiton cannot predict its outcome.

BHP Billiton Plc was one of nine defendants in National Metals, Inc. v. BHP Billiton Plc et. al., case no. cv 1179L LSp in the United States district court for the Southern District of California. The complaint, which was filed in May 2003, sought damages and restitution on behalf of indirect purchasers of copper concentrate in California and 25 other states. The complaint alleged a conspiracy to fix prices in violation of the states’ antitrust/consumer protection statutes. The case was settled and dismissed in its very early stages in December 2003.

Carbon Steel Materials

Our Carbon Steel Materials Customer Sector Group is a leading supplier of core raw materials and services to the global steel industry. The key raw materials that we supply for steel making are iron ore in various forms, metallurgical coal and manganese.

Iron Ore

Mount Newman Joint Venture

We hold an 85% joint venture interest in the Mount Newman project, located in the Pilbara region of Western Australia. We manage the project. Other participants in this venture are Mitsui-Itochu Iron Pty Ltd, which holds a 10% interest, and Itochu Minerals & Energy Australia Pty Ltd (formerly C I Minerals Australia Pty Ltd), which holds a 5% interest in the joint venture. The joint venture was granted a mineral lease in April 1967 under the Iron Ore (Mount Newman) Agreement Act 1964. This lease expires in 2009 with the right for successive renewals of 21 years.

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

All of the joint venture’s production is transported 426 kilometres on its own railway to the Nelson Point shipping facility at Port Hedland, Western Australia. Facilities at the port include three car dumpers, crushing and screening plants, stockpile reclaimers and ship loading equipment. We can load vessels of 250,000 deadweight tonnes in the sheltered harbour.

In 1998, an under-harbour tunnel between the Nelson Point and Finucane Island facilities was commissioned by the joint venture. The tunnel allows us to transport ore to our Boodarie Iron plant and to ship ore directly by using the Finucane Island ship loading facilities.

In February 2004, a Products and Capacity Expansion Program was officially completed, increasing the overall capacity of the Port Hedland facilities to 100 million tonnes per annum. This included establishing new Stockyard facilities and a second shiploading berth at Finucane Island, an upgrade of the under-harbour tunnel conveyor, and the addition and expansion of rail sidings to accommodate longer trains.

The venture mainly sells iron ore into Asia with minor sales to Australia and Europe. During 2003-2004, 42% of the project’s total dispatches were to China, with 23% of sales to Japan. Approximately 11% of shipments from Mount Newman were to our hot briquetted iron operations.

Yandi Joint Venture

We hold an 85% joint venture interest in the Yandi project located 92 kilometres north of Newman in the Pilbara region of Western Australia. We manage the Yandi project. The other participants in the joint venture are Itochu Minerals & Energy Australia Pty Ltd, which holds an 8% interest, and Mitsui Iron Ore Corporation Pty Ltd, which holds a 7% interest in the venture.

The Yandi mine was granted a mining lease in September 1991 under the Iron Ore (Marillana Creek) Agreement Act 1991. This lease expires in 2012 with the right to extend for a further 42 years if required.

Development of the orebody began in 1991 with a capacity of 10 million tonnes per annum and the project’s first shipment of iron ore was in March 1992. Capacity was progressively expanded between 1994 and 2003 and the current capacity is 42 million tonnes per annum.

At this production rate, it is expected that the reserves will be sufficient for at least 20 years.

During 2003-2004, 59% of the venture’s shipments by volume went to Japan and 23% went to Korea. China accounted for 5% of the venture’s shipments. The Yandi deposits are mined by an independent contract mining company on behalf of the joint venture.

Jimblebar

We own 100% of the Jimblebar lease, which is located approximately 40 kilometres east of Newman and is mined by an independent contract mining company on our behalf. We were granted a mining lease at Jimblebar in October 1988 under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972. Our lease expires in 2009 with the right of renewal for successive 21-year periods.

In March 2004, we announced our intention to enter into a commercial agreement with four Chinese steel mills with iron ore sales expected to total US$9 billion over the next 25 years. Subsequently agreement documentation was executed on 28 September 2004. The agreements will take effect when the conditions precedent have been satisfied and/or waived.

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

Mount Goldsworthy Joint Venture

We hold an 85% joint venture interest in the Mount Goldsworthy Mining Associates project, located at Nimingarra/Yarrie, 210 kilometres east of Port Hedland in the Pilbara region of Western Australia. While we manage the project, mining operations are carried out by an independent contractor on the Joint Venture’s behalf. The other participants in the joint venture are Itochu Minerals & Energy Australia Pty Ltd, which holds an 8% interest, and Mitsui Iron Ore Corporation Pty Ltd, which holds a 7% interest in the project. Mount Goldsworthy was commissioned in 1966. The original Goldsworthy mine was closed in 1982 and mining operations ceased at Shay Gap in 1993. Since then, mining has continued from the adjacent Nimingarra and Yarrie areas, 30 kilometres to the southeast.

The Mount Goldsworthy mines are covered by four separate mineral leases under the Iron Ore (Mount Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972. These leases were granted between 1965 and 1974 and the last one expires in 2014. We have the right of renewal over these leases for successive 21-year periods.

In October 2003, we officially opened the new Area C mine, 120 kilometres north-west of Newman, a Marra Mamba ore deposit which will be sold under the trademark MAC™.

Initial mining has commenced at the C Deposit under the POSMAC arrangement, to which we, POS-Ore Pty Ltd (Korea), Itochu Minerals & Energy Australia Pty Ltd and Mitsui Iron Ore Corporation Pty Ltd are parties. Under this arrangement, POSCO have committed to purchase 3 million tonnes per annum.

All production from the Mount Goldsworthy Yarrie/Nimingarra mine is transported on a separate railway to Port Hedland. Ore from Area C is transported via a 39 kilometre new section of railway to the Yandi mine which then connects to the main Newman to Port Hedland railway. From there, the venture ships the ore through the Nelson Point and Finucane Island facilities. During 2003–2004, 39% of the venture’s sales by volume were to Japan, 25% were to China, 18% and 13% to Australian and Korean steelworks respectively. At current price assumptions, blend grades and production rates, reserves at the Mount Goldsworthy Nimingarra/Yarrie mines are sufficient to support mining activities for one year, although strategies are in place for an extension of this time with other known deposits. Reserves at Mining Area C are sufficient for an estimated life of 21 years.

Rapid Growth Projects & Feasibility Study

In July 2003, we announced the acceleration of the development of our iron ore operations at an additional cost of US$42.5 million (US$50 million 100% basis) for additional rail infrastructure, ore handling capacity at Area C and accelerated pre-stripping at Mount Whaleback. The capacity expansion will be complete in calendar 2004.

We are also currently undertaking a feasibility study to determine the best, long term, development path for all our mining, railing and shipping tonnages in the order of over 145 million tonnes per annum. This involves liaising closely with State, local governments and communities regarding the potential social, environment and financial aspects of future growth, including the establishment of an accommodation village at Newman for up to 1,000 contract workers during construction of additional facilities at Mount Whaleback and the satellite mines.

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

Samarco commenced production at the Alegria Complex in 1992. The Alegria Complex has now replaced the depleted Germano mine. Ore is transported from the Alegria mine to the Germano concentrator plant via a five-kilometre conveyer belt. The concentrator plant has a capacity of 15.5 million tonnes per annum of iron ore concentrates. From Germano, the concentrates are transported to Ponta Ubu through a 396-kilometre slurry pipeline. At Ponta Ubu, Samarco’s two pelletising plants have a production capacity of approximately 14 million tonnes per annum of pellets and under two million tonnes per annum of concentrate and screens product. At current price assumptions and production rates, reserves at the Alegria mine are sufficient for approximately 20 years.

Queensland Coal

Together with Mitsubishi Development Pty. Ltd., we own six open-pit coal mines, one underground coal mine and a port in the Bowen Basin, Queensland, Australia. These coal mining operations are managed through a jointly owned entity, BM Alliance Coal Operations Pty Ltd (BMA), and the coal produced is marketed through a jointly owned entity BM Alliance Coal Marketing Pty Ltd. Adjacent to one of the open-pit coal mines, a new underground mine is currently being developed. These mines are separated into two joint venture structures, in which we have a 50% interest, namely the Central Queensland Coal Associates (CQCA) joint venture and the Gregory joint venture. Mitsubishi Development Pty Ltd has the remaining 50% interest in these two joint venture structures. In addition, BMA operates two other Bowen Basin mines for BHP Mitsui Coal Pty Ltd in which we own an 80% interest. The majority of our production is high quality metallurgical coal used for steel making. Some energy coal is also produced from three of these mines.

Most of the coal from the CQCA northern area mines and some coal from the Gregory mine is shipped through the venture’s owned and operated Hay Point coal terminal. The CQCA joint venture participants and the Gregory joint venture participants have entered into rail transport agreements with Queensland Rail providing for the transportation of coal from their mines until June 30, 2015 and 2016. Hay Point port, located at Mackay, handles around 34 million tonnes per annum of coal and can accommodate bulk carriers of up to 230,000 deadweight tonnes. Most of the coal from the Blackwater mine and Gregory joint venture mines is shipped through the R.G. Tanna Coal Terminal at Gladstone. All of the coal from the CQCA and the Gregory joint venture mines is transported to ports on railroads owned and operated by the State of Queensland.

The ventures sell most of their metallurgical coal to the global steel industry. In 2003-2004, approximately 41% of the metallurgical coal sales were to north Asia, 12% to south Asia, 33% to western Europe and approximately 14% elsewhere. Virtually all of the sales are under annually priced term contracts with minimal spot sales.

Queensland Coal has announced that it will increase coal production capacity to 59 million tonnes per annum by the second half of 2006 in response to strong customer demand. This includes the expansion of capacity at the Hay Point Coal Terminal to 40 million tonnes per annum. A new mine is also being developed adjacent to the Goonyella open cut operation and additional port and rail capacity has been secured with third party providers. Further capacity expansion options are currently under review.

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

Goonyella mine commenced operations in 1971 and has a capacity to produce nine million saleable tonnes of coal per annum. Goonyella merged operationally with the adjoining Riverside mine in 1989 and is operated as the Goonyella Riverside mine. At current price assumptions and production rates, reserves from the Goonyella open-pit mine can support operations for approximately 49 years. A new underground mine – Broadmeadow – currently is being developed on the Goonyella mining lease for production of up to 3.6 million tonnes per annum, commencing mid-2005 – estimated mine life is 31 years. Peak Downs mine produced its first coal in 1972 and has a capacity to produce in excess of eight million tonnes per annum. At current price assumptions and production rates, reserves from the Peak Downs mine can support operations for approximately 46 years.

Saraji mine commenced production in 1974 and has a capacity of six million tonnes per annum. At current price assumptions and production rates, reserves from the Saraji mine are expected to be depleted in approximately 55 years. First coal was mined from the Norwich Park mine in 1979 and it has a production capacity of more than five million tonnes per annum. At current price assumptions and production rates, reserves from the Norwich Park mine are expected to be depleted in approximately 12 years. Blackwater mine commenced production in 1967 and has a production capacity of more than 14 million tonnes each year. At current price assumptions and production rates, reserves from the Blackwater and South Blackwater mines are expected to be depleted in approximately 19 years.

The leases for the CQCA and South Blackwater mines expire in 2004, 2008, 2009, 2010, 2011, 2012, 2015, 2017, 2020, 2021, 2023, and 2024 and are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case.

Gregory Joint Venture

Through our 50% interest in the Gregory joint venture, we operate an open-pit mine called Gregory and an underground mine called Crinum.

The Gregory mine became operational in 1979. At current price assumptions and production rates, reserves from the Gregory mine are expected to be depleted in approximately 2016. Crinum mine commenced longwall production in 1997. At current price assumptions and production rates, reserves from the Crinum mine are expected to be depleted in approximately 2014. The combined capacity of the mines is in excess of five million tonnes of product coal per year. All coals are beneficiated, using heavy media processes, to marketable specifications.

The venture’s leases for the Gregory and Crinum mines expire in 2006, 2014, 2018 and 2019 and are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case.

BHP Mitsui Coal

We have an 80% interest in BHP Mitsui Coal Pty Ltd. Mitsui & Co. Ltd Group owns the remaining 20% interest in BHP Mitsui Coal. BHP Mitsui Coal’s coal mines are managed by the BHP Billiton Mitsubishi Alliance (BMA).

The joint venture commissioned Riverside, an open-pit mine producing metallurgical coal, in 1983. Riverside has a production capacity of three million tonnes per year. At current price assumptions and production rates, reserves from Riverside are expected to be depleted in 2005. South Walker Creek became operational in 1998. It is an open-pit mining operation, producing pulverised coal injection fuel and minor quantities of by-product energy coal. South Walker Creek has a production capacity of four million tonnes per year. At current price assumptions and production rates, the current reserve base for South Walker Creek is expected to be depleted in 23 years. The venture contracted substantially all of the operations at South Walker Creek to Thiess Contractors for two years from 30 November 2000. This contract has been renewed for three years, commencing July 2003. BHP Mitsui Coal has entered into a rail transport agreement with Queensland Rail providing for the transportation of coal from the Riverside and South Walker Creek mines until 30 June 2016. The principal markets for the coal are Europe, Japan, Korea and Brazil.

BHP Mitsui Coal’s mining leases expire in 2005, 2020 and 2024 and are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case.

BHP Mitsui Coal holds significant undeveloped leases in the Bowen Basin (principally, Wards Well, Poitrel, Kemmis-Walker and Nebo West).

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

Appin commenced production in 1962 with longwall mining starting in 1969. Appin currently produces approximately three million tonnes of clean wet coal each year and, at current price assumptions and production rates, its reserves are expected to support production for at least another 23 years.

Elouera officially opened in 1993 with the amalgamation of the Nebo, Kemira and Wongawilli coal mining leases. Elouera currently produces approximately 1.5 million tonnes of clean wet coal per year and, at current price assumptions and production rates, its reserves are expected to be depleted towards the end of calendar year 2005. West Cliff was commissioned in 1976 and currently produces approximately 2.3 million tonnes of clean wet coal per year. At current price assumptions and production rates, reserves from West Cliff are expected to be depleted in approximately 27 years.

Our Board approved construction of the new Dendrobium mine in the Illawarra in December 2001. This mine will replace the Elouera mine when its reserves are depleted. The Dendrobium mine will be a modern longwall mine with production capacity initially targeted at 5.2 million tonnes of raw coal per annum (3.6 million tonnes of clean coal per annum). Opportunities are currently being examined to increase capacity by a further 1.0 million tonnes of raw coal per annum. During the 2004 year the Dendrobium mine development passed through zones where difficult mining conditions were experienced. As a result of these conditions the project cost is now expected to reach approximately $US 200 million (The Board approved capital expenditure requirement was approximately US$170 million.) Reserves at the Dendrobium mine are expected to support production for approximately 20 years.

We also own a 16.7% shareholding interest in the lease of the Port Kembla Coal Terminal Limited, which operates a coal loading facility at Port Kembla in New South Wales, Australia. We manage the terminal under contract, on behalf of the shareholding companies.

Over 50% of the metallurgical coal we produce at Illawarra Coal is sent to BlueScope Steel Limited’s Port Kembla Steelworks in New South Wales under a long term supply contract, and One Steel Limited’s Steelworks at Whyalla, South Australia. We export the remainder of our production and also sell a middlings by-product into the export energy market. Capacity expansion options for Illawarra are currently under review.

Manganese

Our 60% owned global manganese ore and alloy business comprises operations in South Africa and Australia and is the world’s largest integrated producer of manganese units. Our South African operations are held through Samancor Limited, while the Australian assets are owned through a local subsidiary. Anglo American Corporation holds the remaining 40% in both entities.

Manganese ore is produced by Hotazel Manganese Mines, located in the Kalahari Basin in South Africa, and the Groote Eylandt Mining Company Pty Ltd (GEMCO) in Australia’s Northern Territory. Approximately 70% of the ore production is sold to alloyers across the world, while the remaining 30% is converted into alloys at two plants: Metalloys in Meyerton, South Africa and the Tasmanian Electro Metallurgical Co. (TEMCO) in Tasmania, Australia. Through Samancor, we also hold a 50% interest in Advalloy, a refined manganese alloy joint venture, and a 51% interest in the Manganese Metal Company. With a production capacity of 44,000 tonnes per annum through its Nelspruit and Krugersdorp facilities, the Manganese Metal Company is the world’s leading producer of electrolytic manganese metal. Through Samancor, located on the Metalloys site in Meyerton, we also own and operate the DMS Powders plant, the world’s largest dedicated producer of milled and atomised ferrosilicon. Ferrosilicon is primarily used in the dense medium separation of minerals and scrap metals and the plant has a production capacity of 32,000 tonnes of milled and 7,000 tonnes of atomised product.

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

At GEMCO, a high-grade manganese ore is extracted using open-cut, strip mining methods. The mine was first commissioned in 1965 and has a current production capacity of 3.0 million tonnes per annum. All of the GEMCO mineral leases are situated on Aboriginal land held under the Aboriginal Land Rights (Northern Territory) Act 1976. The current mineral leases, other than MLN 2 and MLN 3, are renewal leases of the original mineral leases granted for a term of 21 years. GEMCO leases are subject to renegotiations in 2006 and 2010. At current price assumptions and production rates, GEMCO’s reserves are expected to be depleted in approximately 31 years.

Our two manganese alloy plants, Metalloys in Gauteng, South Africa and TEMCO in Tasmania, Australia have a combined annual production capacity of some 700,000 tonnes of alloy, which is exported to steelmakers across the globe.

Manganese production for 2003–2004 was 5.0 million tonnes of manganese ore and 712,000 tonnes of manganese alloy. Our products include manganese ore, high and medium carbon ferro manganese, silico manganese and electrolytical manganese metal. In 2003–2004, sales to Asia were 41% for manganese ore and 31% for alloy. Europe accounted for 13% of manganese ore sales and 18% of alloy sales. Approximately 4% of ore sales and 25% of manganese alloy sales were to Northern America. The remainder of sales were mainly to Australia, the Middle East, South Africa and South America. Prices are determined through periodic client negotiations.

Hot Briquetted Iron

Boodarie Iron Western Australia

Our wholly-owned Boodarie Iron plant in Western Australia undertakes secondary processing of raw iron ore, purchased from the Mount Newman joint venture. We use Finmet technology to convert iron ore into hot iron briquettes for use in electric-arc furnace and integrated steelmaking operations. The North West Shelf Joint Venture supplies gas to the plant under a take-or-pay contract expiring in October 2013. We mainly export our briquettes to China, South Korea and Taiwan. We also provide briquettes to Bluescope Steel Limited’s operations at Port Kembla.

The Boodarie Iron plant produced 1.7 million tonnes of briquettes in both 2003-2004 and 2002-2003.

A fatal accident on 19 May 2004, has led to a suspension of operations at Boodarie Iron. A study of the incident, requested by the West Australian Department of Industry and Resources is expected to be completed by November 2004. The safety and viability of Boodarie Iron will be key determinants in deciding the future of the plant’s operations.

HBI Venezuela

In 1997, we entered into a joint venture agreement with International Briquettes Holding (IBH), a subsidiary of Siderurgica Venezolana SACA, pursuant to which we became a 50% shareholder in Orinoco Iron.

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

Reserves and Production

The tables below detail our iron ore, manganese and metallurgical coal reserves in metric tonnes, and are presented in 100% terms as estimated at 30 June 2004.

Iron Ore Reserves

		Proved Ore Reserve(5)			Probable Ore Reserve(5)			Total Ore Reserve			BHP Billiton Interest %
		Tonnes			Tonnes			Tonnes
Ownership Deposit	Ore Type(6)	(wmt millions)	% Fe	% P	(wmt millions)	% Fe	% P	(wmt millions)	% Fe	% P
Iron Ore(1)(2)(3)(4)
Mt Newman JV(7)	BKM	569	62.9	0.06	320	62.1	0.09	889	62.6	0.07	85
	MM	52	62.3	0.07	14	61.7	0.05	66	62.2	0.07	85
Jimblebar(7)	BKM	154	62.3	0.07	56	62.2	0.08	210	62.3	0.07	100
Mt Goldsworthy JV Northern Areas	NIM	9	61.9	0.07	3	61.9	0.03	13	61.9	0.06	85
Mt Goldsworthy JV Area C(7)(8)	MM	343	62.0	0.06	156	62.5	0.06	499	62.2	0.06	85
Yandi JV(7)	CID	555	57.9	0.04	346	57.1	0.04	901	57.6	0.04	85

		Tonnes			Tonnes			Tonnes
		(dmt millions)	% Fe	% P	(dmt millions)	% Fe	% P	dmt millions)	% Fe	% P
Samarco JV(9)	ROM	328	45.8	0.04	208	45.1	0.04	536	45.6	0.04	50

(1)	The Reserves listed for each joint venture include a combination of High Grade (direct crusher feed) and Low Grade (usually requiring beneficiation). All tonnages are in wet metric tonnes, except for Samarco, which is in dry metric tonnes
(2)	The Reserve grades listed refer to head grades for iron (Fe) and phosphorus (P), on a dry weight basis. Moisture content for BKM = 3%, MM = 4%, CID = 8%, NIM = 3.5%. Iron Ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed). Samarco is marketed predominantly as direct reduction and blast furnace pellets.
(3)	Mining dilution and mining recovery (in general around 95 per cent) has been taken into account in the estimation of reserves for all Western Australian Iron Ore operations. For Samarco the mine recovery is 96.5 per cent (not included in the reserve estimate) of the stated diluted reserve.
(4)	Metallurgical recovery is 100 per cent for all of the West Australian Iron Ores except for the low-grade part of the Whaleback deposit (181 million tonnes) where the beneficiation plant recovery is 59 per cent. For Samarco the beneficiation plant recovery is 57 to 59 per cent.

(5)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserve	Probable Ore Reserve
Mt Newman JV	100 x 50m	300 x 50m
Jimblebar	50 x 50m	100 x 50m
Mt Goldsworthy JV Northern Areas	25m x 25m generally	50m x 50m generally
Mt Goldsworthy JV Area C	240 x 60m	600 x 60m
Yandi JV	100 x 100m Main ore zone, 75 x 75m weathered, marginal and basal zones	150 x 150m
Samarco JV	ALE 126: 180m x 159m x 16m; ALE 345: 150m x 114m x 16m; ALE 7: 150m x 150m x 16m; ALE 8; 250m x 250m x 16m; ALE 9: 150m x 150m x 24m	ALE 126: 360m x 318m x 16m; ALE 345: 300m x 228m x 16m; ALE 7: 300m x 300m x 16m; ALE 8: 500m x 500m x 16m;, ALE 9: 300m x 300m x 24m.

(6)	Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, CID – Channel Iron Deposit, and ROM – Run of Mine.
(7)	Changes to the Reserves for Mt Newman JV and Jimblebar are due to changes to Fe cut-off grades used for reporting and changes to reconciliation factors. For Newman satellite mines and Jimblebar, low-grade screen material is no longer included in the Reserve due to the change in cut-off grade. Changes to Reserves for Area C and Yandi are due to completion of a new life of mine plan that incorporates deposits not previously reported, as well as changes to the Fe cut-off grade used for reporting. Changes to Yandi are also due to the inclusion of Lower CID, which has previously not been considered as a Reserve.
(8)	Whilst 85 per cent is shown as the ‘BHP Billiton Interest’ for Area C, POSCO (a Korean steelmaker) has a 20 per cent legal interest in the C Deposit of Area C. In substance, the Group retains virtually all of this interest and this disclosure and the financial statements are prepared on this basis.
(9)	Changes in the Samarco Reserve from that reported in 2003 are due to conversion of resource to reserve based on exploratory drilling results, the use of updated density parameters and depletion due to production.

Manganese Ore Reserves

Deposit	Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			BHP Billiton Interest %
	Tonnes (dmt millions)	% Mn	% Yield	Tonnes (dmt millions)	% Mn	% Yield	Tonnes (dmt millions)	% Mn	% Yield
Manganese(1) (2) (4)
GEMCO (5)	61	48.7	47	33	47.4	46	95	48.2	47	60
Wessels	2.5	48.0	—	10	48.0	—	13	48.0	—	60

	Tonnes (wmt millions)	% Mn	% Fe	Tonnes (wmt millions)	% Mn	% Fe	Tonnes (wmt millions)	% Mn	% Fe
Mamatwan (3)	33	37.7	4.6	19	37.2	4.7	52	37.5	4.6	60

(1)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserve	Probable Ore Reserve
GEMCO	60m x 120m and 60m x 60m	120m x 120m
Wessels	Underground sampling within a 50m to 75m radius and incorporating 180m on average spaced surface holes	Based predominately on 180m spaced drill holes supplemented by some underground drilling.
Mamatwan	40m x 40m	80m x 80m

(2) Metallurgical recoveries for the operations are:

% Metallurgical recovery
GEMCO	See above % Yield
Wessels	75%
Mamatwan	96%

(3)	Mamatwan cut-off grade was revised from 37.5 per cent to 35 per cent
(4)	Tonnages are on a dry basis, except for Mamatwan. Mining dilution and recovery is included in the reserve estimate.
(5)	GEMCO Mn grades are reported as washed sample grades and as such reflect a recovered mineral product grade.

Metallurgical Coal Reserves (4)

Ownership Deposit		Mining method (1)	Coal type (2)	Recoverable Reserve(4) Tonnes (millions)	Marketable (4)				BHP Billiton Interest (%)
					Tonnes (millions)	Calorific(3) Value (Kcal/kg)	Volatile(3) Matter (%)	Total(3) Sulphur (%)
Queensland Coal Reserves at operating mines
CQCA JV
	Goonyella(5)	OC/UG	Met	865	556	—	23.6	0.53	50
	Peak Downs	OC	Met	918	493	—	20.4	—	50
	Saraji	OC	Met	575	331	—	18.4	—	50
	Norwich Park	OC	Met	90	63	—	16.8	—	50
	Blackwater	OC	Met	268	221	—	25.5	—	50
	South Blackwater	OC	Met/Th	47	48	—	29.1	—	50

	Sub-total			2,763	1,712	—	—	—	—

GREGORY JV
	Gregory	OC	Met	15	13	—	34.1	—	50
	Crinum	UG	Met	50	42	—	31.6	—	50

	Sub-total			65	55	—	—	—	—

BHP Mitsui
	Riverside	OC	Met	4.4	3.1	—	—	—	80
	South Walker Ck	OC	Met/Th	129	92	—	13.0	—	80

	Sub-total			133	95	—	—	—	—

Total Queensland Reserves at operating mines				2,961	1,862	—	—	—	—

Queensland Coal Undeveloped Reserves
BHP Mitsui
	Poitrel/Winchester	OC	Met/Th	79	62	—	22.8	—	80
Total Queensland Undeveloped Reserves				79	62	—	—	—	—

Total Queensland Reserves				3,040	1,924	—	—	—	—

Illawarra Coal Reserves at operating mines (6)
	Appin	UG	Met/Th	88	76	8,123	22.7	0.33	100
	West Cliff	UG	Met/Th	73	62	8,240	20.8	0.36	100
	Elouera	UG	Met/Th	3	2.1	8,261	23.9	0.57	100
	Dendrobium	UG	Met/Th	106	73	8,266	22.9	0.53	100

Total Illawarra Coal Reserves				270	213	—	—	—	—

(1)	Mining method: OC = open cut, UG = underground
(2)	Coal type: Met = metallurgical coal, Th = thermal coal
(3)	Coal quality is for a potential product rather than the in situ quality and is on air dried basis
(4)	Proved Ore Reserves: max. 1000m spacing of geophysically logged, analysed, coreholes with >=95% recovery, Probable Ore Reserves: 1000m to 2000m spacing of geophysically logged, analysed, coreholes with >=95% recovery. Recoverable Coal Reserves (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined.

Marketable Coal Reserve (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after beneficiation of the Recoverable Coal Reserves. Note that where the coal is not beneficiated the recoverable tonnes are the marketable tonnes, with moisture adjustment where applicable.

(5)	Change due to depletion, additional data, remodelling, reclassification and amendment of OC and UG limits due to approval of Broadmeadow UG.
(6)	Following year-end, a review of the Illawarra Coal Reserve and in particular the criteria used for classification commenced. It is anticipated that upon completion of this review there will be a reduction to the Illawarra Coal Reserve as well as some reclassification of Proven Reserve to the Probable classification. The focus of this review is on the certainty of our ability to gain mining authority from the state government and also the required geological data to support each Reserve classification. The final decision on the classification criteria is still under review and until this review is completed the Reserve is stated on the same basis as was reported last year.

The table below details our coking coal, iron ore, manganese and hot briquetted iron production for the years ended 30 June 2004, 30 June 2003 and 30 June 2002. Production data shown is our share unless otherwise stated.

	Coal Type(1)	BHP Billiton Group Share of Production			BHP Billiton Group Interest %
		Year ended 30 June
		2004	2003	2002
		(thousands of tonnes)
Iron Ore(2)(3)
Mt. Newman (Australia)		24,461	21,958	23,374	85
Jimblebar (Australia)		6,355	5,418	5,201	100
Mt. Goldsworthy (Australia)		5,844	6,693	6,447	85
Area C(4)		5,676	19	—	85
Yandi (Australia)		34,159	31,788	27,256	85
Samarco (Brazil)(5)		7,725	7,856	5,629	50

Total Iron Ore		84,220	73,732	67,907

Queensland coal production CQCA joint venture
Goonyella	Met	3,777	3,812	3,776	50
Peak Downs	Met	4,112	3,631	3,828	50
Saraji	Met	2,911	2,321	2,547	50
Norwich Park	Met	2,344	2,161	2,073	50
Blackwater	Met/Th	6,531	6,841	7,037	50

Total CQCA JV		19,675	18,766	19,261

Total Gregory JV		2,859	2,525	2,440	50

BHP Mitsui Coal(6)
Riverside	Met	3,323	2,641	3,402	80
South Walker Creek	Met/Th	3,658	3,927	3,341	80

Total BHP Mitsui Coal		6,981	6,568	6,743

Total Queensland Coal		29,515	27,859	28,444

Illawarra coal production
Illawarra Collieries	Met/Th	5,845	6,763	7,088	100
Manganese Ore(7)
(Australia)		2,451	1,853	1,668	60
(South Africa)		2,502	2,249	1,867	60

Total Manganese Ore		4,953	4,102	3,535

Manganese Alloys(7)
(Australia)		250	234	212	60
(South Africa)		462	503	406	60

Total Manganese Alloys		712	737	618

Hot Briquetted Iron
HBI Western Australia(8)		1,716	1,670	1,047	100

Total HBI		1,716	1,670	1,047

(1)	Coal Type: Met – metallurgical, Th – thermal.
(2)	All figures for Australian iron ore are reported in wet tonnes.
(3)	Australian iron ore production was higher than 2003 due to continued strong demand for all products in Asian markets, particularly China.
(4)	Commenced production in May 2003.
(5)	Production statistics relate to pellet production and concentrate and screens product.

(6)	BHP Mitsui Coal production shown on a 100% basis before 20% outside equity interest.
(7)	Saleable production shown on a 100% basis. BHP Billiton interest in saleable production is 60%. These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on 29 June 2001.
(8)	Boodarie Iron commenced operations in February 1999. Following rectification of initial technical difficulties production has progressively ramped up since late in 2000. Production was suspended in May 2004 following a gas explosion.

Regulatory and Fiscal Terms

Western Australia

The Newman, Yandi and Goldsworthy mining, rail and port operations are conducted under agreements with the Government of Western Australia. The agreements have been ratified by Acts of Parliament.

In Western Australia, minerals belong to the Crown, and rights to mine are granted by the State Government. Royalty payments, based on the value of the iron ore that we sell, are made to the State Government for the right to extract the mineral.

Brazil

Exploitation concessions are granted by the Federal Government. A licence is valid until the depletion of the reserve, subject to mining operations being performed in accordance with an approved plan. Financial compensation for the exploitation of mineral resources is payable at a rate of 3% of net turnover from the sale proceeds. In addition to financial compensation for the exploitation of mineral resources, Samarco pays royalties for ore extracted from reserves belonging to CVRD. Samarco blends the ore from its own reserves with that from CVRD’s reserves. The amount of royalties due to CVRD has been agreed at 4% of the total amount of dividends declared by Samarco per year.

There are no material restrictions on distribution and remittance of profits abroad. Payment of dividends and remittance of dividends are not subject to withholding tax.

Queensland

In the State of Queensland, the Government generally owns coal until it is mined (except at Crinum where coal is privately owned). At that point it becomes the property of the holder of the mining lease subject to payment of a royalty to the Government of Queensland. Matters of ownership of the coal and payment of the royalties are regulated under the Queensland Mineral Resources Act 1989 and the regulations made under this Act. The current royalty rate is 7% of the coal’s invoiced selling price adjusted for the deduction of certain allowable charges as determined by the Minister.

New South Wales

All our Illawarra coal holdings in the State of New South Wales belong to the Government. Coal can only be mined by the holder of a Mining Lease under the Mining Act of 1992. From 1 July 2004, an ad valorem royalty scheme (based on the revenue value of product mined) was introduced, replacing the previous regime where a flat rate royalty of A$1.70 per clean tonne was paid on all coal mined.

South Africa

South African Mining Charter

The Mineral and Petroleum Resources Development Act, 2002 took effect on 1 May 2004. It provides for State custodianship of all mineral resources and abolishes the prior system of privately held mineral rights provided for in the Minerals Act, 1991.

Where we have privately held mining rights, which are capable of conversion into the new form of mining rights provided for in the transition provisions of the Act, we will be eligible to lodge such conversion applications for a period of five years commencing on 1 May 2004. Applications for conversion of unused old order rights must be made by 30 April 2005. Each successful conversion will allow up to 30 years of mining rights with an additional 30 years granted if the terms of the original conversion remain intact.

In order for our “old order” rights to be converted into “new order” rights, we will be required to comply with the terms of the Broad Based Socio Economic Empowerment Charter which has been published under the Act. The Charter requires holders of mining rights to achieve 26% ownership participation by historically disadvantaged South Africans in their mining operations by 30 April 2014, of which 15% needs to be achieved by 30 April 2009.

The Act and the Mining Charter are not specific as to how the 26% will be measured (for example, value or tonnage or a combination of both). As a result, the South African government published a scorecard that provides guidelines for measuring the progress of mining companies towards meeting the requirements of the Mining Charter. Under the scorecard approach, the requirements for conversion deal not only with ownership, but also with such aspects as management, procurement and social development.

In addition to the ownership requirements, we will also need to satisfy other requirements of the Mining Charter in relation to:

•	human resource development;

•	employment equity (40% of management to be filled by historically disadvantaged South Africans);

•	mine community and rural development;

•	housing and living conditions; and

•	procurement.

The conversion process also requires lodgement of a prescribed Social and Labour Plan, which aims to promote employment and advance social and economic welfare in order to contribute to transformation of the mining industry and to ensure contribution to the socio-economic development of the areas in which mines are located.

We support the broad objectives of the Mining Charter, most of which accord with long established programs that we have under way. We are already a prominent participant in the South African empowerment processes, including various empowerment transactions, corporate social investment through the BHP Billiton Development Trust and the Samancor Foundation, and in employment and procurement equity across our operations.

State-Owned Rights

Some of our more strategic mineral rights in respect of manganese were not privately owned mineral rights as described above, but were over alienated State land, the mineral rights over which were held by the South African government. Existing mineral rights over this land were abolished under the new legislation, save in respect of pending applications for mineral leases that had not been processed by the date on which the Act came into force.

The rights which Samancor previously held in respect of contemplated extension areas on alienated State land in the vicinity of its Wessels and Mamatwan manganese mines terminated on 30 April 2004, when the Department of Minerals and Energy refused a pending application for mineral leases over these areas under the Minerals Act, 1991.

In the meantime, Samancor has explored various options with an empowerment company with a view to consolidating Samancor’s position with regard to its mineral rights. We are also conducting discussions regarding Samancor’s manganese mineral rights with senior officials in the Department of Minerals and Energy.

The Beneficiation Bill

A draft Beneficiation Bill, dealing with local beneficiation is currently in the process of preparation by the Department of Minerals and Energy. The purpose of this Bill is to incentivise local companies to do more beneficiation locally in exchange for some form of “credits” under the scorecard attached to the Mining Charter. According to an announcement in July 2004, the Bill will not compel local beneficiation but rather will ensure that local companies that want to beneficiate have sufficient access to raw materials.

The Royalty Bill

Royalties are currently payable to the State on profits in respect of State-owned minerals. The State is considering imposing royalties based on a percentage of revenue derived from the mining operation. Introduction of the Bill has been postponed and it is currently not known when the new legislation will become operative.

The draft Bill, released in March 2003 for public comment, suggests that holders of the new forms of mining right provided for in the above new Act will be required to pay a royalty to the State of disposals or exports of minerals, which royalty will be based on published tradable value or in the absence thereof on gross sales value. Proposed coal royalty rates were 2% on exported coal and 1% on domestically sold coal, 2% on manganese and 3% on chromite. A revised draft of the Bill is expected to be released towards the end of 2004 or the beginning of 2005, and, according to statements made by the National Treasury, may provide for lower royalty rates in the case of some minerals. The government has promised industry that no royalties would be payable before 2009.

Other Fiscal Issues

Relief from other fiscal impositions such as transfer duty, value-added tax and capital gains tax has been provided in the Revenue Laws Amendment Act, 2003 in relation to the transition from old rights to new order rights.

The National Treasury announced during 2004 that it intends to review the system of mining taxation, which may eliminate the current provision in terms of sections 15 and 36 of the Income Tax Act, 1962 for deductions of capital expenditure of mining companies in the determination of their taxable income.

Market Conditions

Global steel demand saw strong growth during the period July 2003 to June 2004, primarily due to buoyant Chinese consumption. China’s very strong domestic consumption could not be met by domestic producers, so consequently steel imports rose strongly benefiting other steel producing countries. Global crude steel production rose strongly in 2003-2004 to a record level of around 983 million tonnes representing an increase of over 65 million tonnes. All regions exhibited growth, with the developing world led by China being responsible for most of the increase. Chinese production increased 22% in the 12 months to July 2004 continuing growth rates of over 20% for the past 3 years. China currently accounts for approximately 25% of global steel production. High Chinese steel demand has underpinned strong Japanese steel exports resulting in sustained steel production of well over 110 millions tonnes, with high operating rates. China’s high demand for steel saw production growth in other exporting counties including Russia, Ukraine, Brazil, and other Asian producers such as Korea, India and Taiwan. As a result the Asian share of global production has increased by 3% to approximately 46%.

Strong steel demand was one of the three major factors driving steel prices up in 2003-2004. Strong demand in Asia and a strengthening global economy recovery in 2004 saw the world steel industry operate at very high rates estimated to be over 92% of capacity. Consequently, steel prices rose from mid 2003 to early 2004. Recent Chinese measures to moderate economic growth resulted in a selected drop in regional steel prices but prices quickly rebounded by mid 2004. Secondly, rising production costs due to very rapidly increased freight costs and raw materials costs, scrap and metallics, and coke cost all contributed to rising prices both in base prices and the introduction of surcharges late in 2003. Thirdly, selected local raw materials shortages, e.g. merchant coke, have forced some steelmakers to reduce and or slow production further contributing to the generally tight market for steel products.

Global pig iron production followed the trends of crude steel production, reaching 676 million tonnes in 2003-2004, an increase of approximately 46 million tonnes. China maintained very strong production growth coincident with steel production. Currently, China accounts for over 33% of total global output. High production drove strong demand for all steelmaking raw materials including iron ores and metallurgical coals including pulverised coal injection coals.

High pig iron production in all key Asian economies during 2003-2004, coupled with modest increase in domestic ore production in China, resulted in seaborne iron ore shipments of approximately 530 million tonnes. The iron ore fines market was very strong, driven by higher imports from China on the back of strong pig iron production. The outlook for fines supply remains tight as Chinese seaborne demand is forecast to continue to increase strongly in 2004-2005, as domestic supply rises will be significantly below requirements. Strong demand for pig iron has also led to an increase in the demand for lump iron ore. Rising direct reduced iron production together with Chinese demand saw pellet demand pick up strongly in 2003 in line with all other iron ore products and is likely to remain in high demand in the near term.

Metallurgical coal demand has been very strong across all segments. Strong global demand for coke on the back of higher pig iron production, the redirection of Chinese merchant production to domestic markets, closure of non mechanical production, saw global shortages develop. This led to export prices rising to levels in excess of US$450 per tonne. The shortage of coke together with high prices has resulted in increased use of hard coking coals in coke blends at the expense of semi-soft coking coal. Supply for hard coking coal in China continues to lag demand resulting in a growing market for hard coking coal imports. The global coke shortage has seen demand for coking coal rise markedly as coke production increased in countries with additional capacity such as India. Growth in exports has been offset by a series of supply disruptions in major producing countries, Australia, Canada and the US, resulting in shortages which have impacted pig iron production in some producers. Even with new coking coal capacity coming on-stream in the short term, coking coal demand is expected to increase steadily with a number of new coke batteries under construction and consideration, thus the outlook is for a continuation of positive market conditions.

The strong steel market, together with production problems with direct reduced iron producers and tight scrap supplies have seen Asian scrap and metallics import prices rise to over US$350 per tonne. Hot briquetted iron prices have followed the same trend rising strongly in North American and Asia. Chinese steel growth has been a major factor in boosting global scrap demand and also resulted in higher hot briquetted iron demand, with China remaining our main market for Boodarie Iron. The market outlook is for sustained growth in Chinese demand for scrap and metallics, including hot briquetted iron, and with strong global economic and steel growth should see an increase in scrap and hot briquetted iron demand.

The strong global steel industry also resulted in an increase in demand for ferroalloys. Production problems and closures from western producers during the financial year saw high carbon ferro manganese experience a sustained strong price rise. Seasonal shortages of power as well as tight availability of coke and manganese ore resulted in Chinese exports being temporarily withdrawn from the Asian market, resulting in a surge in silico manganese prices globally during quarters three and four of fiscal year 2004. As with other steelmaking materials strong steel production in China saw a significant rise in alloy demand and strong growth in manganese ore imports as domestic manganese ore production was unable to respond to the demand increase. The increase of Chinese import ore requirements has resulted in demand outstripping supply in the short term. Sustained steel production due to the upturn in the global steel industry will likely lead to increased manganese ore and alloy demand.

Diamonds and Specialty Products

The Diamonds and Specialty Products Customer Sector Group encompasses the existing businesses of diamonds, titanium minerals, Integris Metals and Minerals Exploration and Technology. Our EKATI Diamond Mine, of which we own 80%, is located in the Canadian Northwest Territories and is expected to produce, over the longer term, at an annual rate of approximately four million carats of gem-quality rough diamonds per year. EKATI Diamond Mine’s current annual production represents approximately 5% of current world diamond production by weight and 8% by value. Richards Bay Minerals, of which we own 50%, is a heavy mineral sands mine and smelter based in South Africa. Integris Metals is a 50% owned metals distributor with branches throughout the US and Canada. Minerals Exploration is tasked with growing BHP Billiton’s mineral resources through both greenfield and brownfield discovery as well as early-stage acquisitions. Technology is tasked with ensuring the use of optimal technology across BHP Billiton’s operations, technical marketing of our products as well as generating growth opportunities through the development of new technologies.

EKATI Diamond Mine

The EKATI Diamond Mine is located in the Northwest Territories in Canada approximately 300 kilometres northeast of Yellowknife. Normal access to the site is provided by aircraft. Road access is available for about 10 weeks by ice road from late January to early April. Major facilities at the mine include camp accommodations, a truck maintenance shop with office complex, an equipment-warming shed, the process plant, a powerhouse, an all weather road access from the main complex to each pit and the Panda underground operation, which is under development.

The mine plan is based on multiple kimberlite pipe development. These deposits are located within a 30 km radius of the main development facilities. The Panda open-pit was initiated in 1997 and mining was completed in 2003 when the pit reached its ultimate mining limit. The BHP Billiton Board has approved the development of the Panda Underground operations to access the Panda ore reserve below the pit bottom. In calendar 2004, operating pits scheduled for ore production include Koala and Misery. Pre-production development of the Fox pipe was started in 2002 and it will begin producing ore in 2006. Predevelopment activities commenced in 2003 on the Beartooth pipe, located just north of the Panda pit; this pipe should also contribute ore in the 2004 calendar year. The processing plant began operation in mid-1998 at a designed rate of 9,000 tonnes per day. Production is currently averaging around 12,200 tonnes per day.

We own an 80% interest in the Core Zone joint venture that manages the property on which the mine is located. The other participants in the Core Zone joint venture are Charles E. Fipke and Stewart L. Blusson, each of whom holds a 10% interest. We also hold a 58.8% interest in property managed by the Buffer Zone joint venture. The other participants in the Buffer Zone joint venture are Archon Minerals Limited, which holds a 31.2% interest, and Charles E. Fipke, who holds a 10% interest. Tenure is secured through ownership of 370 mineral claims or mining leases. Mining leases have been granted for reserves until 2017, a period sufficient to cover production from current proved and probable reserves. At 30 June 2004, the joint venture had converted all except three of its claims, totaling 856,453 acres, to lease status. The three outstanding claims are in good standing and may be converted to lease status in the future.

The joint venture has continued surface exploration activities throughout the mine property area. Exploration core drilling of geophysical and geochemical targets during summer 2003 confirmed two additional kimberlite pipes bringing the total number of known kimberlite occurrences on the property to 152. Further evaluation work and engineering studies may bring some of these pipes into the mine plan.

Reserves and Production

The table below details our diamond reserves (in dry metric tonnes and 100% terms), estimated at 30 June 2004.

	Deposit	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		BHP Billiton Interest
Commodity Ownership		Tonnes	cpt Diamonds	Tonnes	cpt Diamonds	Tonnes	cpt Diamonds
		(dmt millions)		(dmt millions)		(dmt millions)		%
Diamonds(1)(2)(3)
EKATI Core Zone	Beartooth	1.1	0.8	0.1	0.8	1.2	0.8	80
	Fox(4)	3.0	0.4	6.3	0.4	9.3	0.4	80
	Koala (oc)	1.2	0.6	2.0	0.7	3.2	0.7	80
	Koala (ug)	—	—	4.7	1.3	4.7	1.3	80
	Koala North (ug)	—	—	1.7	0.4	1.7	0.4	80
	Misery	3.4	2.2	0.7	1.7	4.1	2.1	80
	Panda (ug)	3.4	1.0	1.2	1.0	4.5	1.0	80
	Sable	9.1	0.6	1.2	0.6	10.3	0.6	80

(1)	An equivalent drill spacing of approximately 30m and 60m are used to classify Proved and Probable Reserves, respectively. Diamond recoveries are variable per ore type, based on an effective 2.0mm square screen size cut-off and are included in the estimates of reserve grade.
(2)	Diamond prices used for Ore Reserves reflect marketing assumptions in our current business plan.
(3)	Mining method: oc = open-cut; ug = underground.
(4)	Study of the Fox deposit economics in the previous year resulted in the first reporting of a reserve for this deposit.

The table below details our share of diamond production for the years ended 30 June 2004, 2003, and 2002. Our interest in EKATI Diamond Mine increased from 51% to 80% effective 3 July 2001, when we acquired a controlling interest in Dia Met Minerals Limited, which corporation was subsequently wholly acquired on 30 October 2001.

	Year ended 30 June
	2004	2003	2002
	(000’s carats)
Diamonds
EKATI Diamond Mine (Canada)	5,482	4,340	3,650

Regulatory and Fiscal Terms

In Canada, title to land is divided into (a) surface rights, which can be acquired from the government (or the current owner thereof) and registered in Land Title or Registry offices within each Province or Territory, and (b) mineral rights which are reserved to the Government in most land grants and are granted by licence or lease to permitted miners or prospectors for a fixed term, subject to compliance with specified annual rental and performance obligations. The government’s title both to the land and the mineral rights has primacy, subject only to the burden of proven aboriginal title and treaties that may accord subsurface rights to the aboriginal party. Under the Constitution Act, 1867, the title to all mines, minerals and royalties was passed to the Provinces, which regulate the acquisition and development of mineral claims through provincial mining or mineral tenure legislation. The Northwest Territories is one of the few jurisdictions in Canada where, subject to aboriginal Land Claim Agreements, the bulk of government lands remain under federal control, with the acquisition and maintenance of title being governed by the Territorial Lands Act and the Canada Mining Regulations, the administration of which is handled by the federal Department of Indian and Northern Affairs Canada. Development of pipes at the EKATI Diamond Mine is regulated by the Mackenzie Valley Land and Water Board under the auspices of the Mackenzie Valley Resource Management Act of the Northwest Territories.

Market Conditions

Production from the EKATI Diamond Mine represents approximately 8% of the world supply by value. The principal supplier, controlling over 40% of global production, is De Beers, which, combined with global marketing contracts, gives them a market share of approximately 47%. Alrosa, which accounts for 98% of Russian production, produces about 17% of world supply. The other main independent sources are various mines in Angola and Rio Tinto’s Argyle Mine in Australia and Diavik Mine near EKATI.

BHP Billiton Diamonds Inc. has marketed 100% of EKATI’s rough diamond production since January 2003 (previously 35% was sold to De Beers under contract). Approximately 60-70% of sales are made to regular customers, 10-20% in smaller allocations by auction or negotiation to a much larger number of “window” customers, up to 7% under contract to three Northwest Territories manufacturers and the remainder sold as both polished diamonds and rough diamonds directly to jewellery retailers or polishers. Rough diamond sales are made in 10 cycles per year, approximately at five-weekly intervals, which is standard industry practice. In November 2002, the EKATI brand of polished diamonds was merged with the AuriasTM brand and programs are being instituted to expand the market for this product globally under the AuriasTM brand. Newly introduced in May 2003 was CanadaMarkTM, a hallmark program, which identifies the polished stones as being of Canadian origin. Polished diamonds for the branding operations are obtained through contract polishing programs or through buy-back arrangements with customers for rough diamonds.

Titanium minerals

Our interest in titanium minerals consists of our effective 50% interest in Richards Bay Minerals and a 100% interest in the TiGen minerals sands project in Mozambique. Richards Bay Minerals is jointly owned with Rio Tinto and our share was part of the Billiton Plc Group prior to the DLC merger with the BHP Limited Group effective 29 June 2001. Richards Bay Minerals was formed in 1976 to mine and beneficiate the sands in the coastal dunes north of Richards Bay in the province of KwaZulu-Natal, South Africa. These operations involve the mining of heavy mineral sands to produce ilmenite, natural rutile and zircon. Richards Bay Minerals processes the ilmenite to produce titanium dioxide slag and high purity iron.

Richards Bay Minerals’ mining leases are valid for the remainder of the mine life, although this may be affected by legislative changes flowing from the South African Mining Charter. Refer to “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter” for further information.

Richards Bay Minerals mines heavy mineral sands using a dredging process in five ponds located in coastal dunes. In the concentrator, the heavy minerals are separated from the lighter sand particles by using a gravity separation process, and stockpiled as heavy mineral concentrate for transportation to the mineral separation plant. The sand residue is used for dune reshaping and rehabilitation.

The heavy mineral concentrate is transported from the mining plants to the mineral separation plant where the material is passed over a series of magnets that remove the ilmenite which is set aside to be fed into the smelter. The remaining material is further processed to produce zircon and rutile. The ilmenite, containing approximately 50% titanium dioxide, is transferred by conveyor for further beneficiation, which involves smelting to produce titanium dioxide slag, with a titanium dioxide grade of approximately 85%, and high purity iron.

Approximately 90% of the titanium dioxide slag produced by Richards Bay Minerals is suitable for the chloride process of titanium dioxide pigment manufacture and is sold internationally under medium-term contracts. The zircon, rutile and pig iron are sold as end products both internationally and locally.

We have a 100% interest in TiGen, a heavy mineral sands resource located at Moebase in Mozambique, 500 kilometres north of Beira. A preliminary feasibility study has been completed. Test work and analysis are ongoing.

Reserves and Production

The table below details our titanium minerals reserves (in metric tonnes and 100% terms) as estimated at 31 December 2003.

Commodity Ownership	Ore Type	Proved Ore Reserve Tonnes	Probable Ore Reserve Tonnes	Total Ore Reserve Tonnes	BHP Billiton Interest
		(million)	(million)	(million)%
Titanium Richards Bay Minerals	TiO2 slag	6.9	21.5	28.4	50

The table below shows Richards Bay Minerals titanium minerals production for the years ended 31 December 2003, 2002 and 2001, in which we have a 50% interest. The data shown below is sourced from TZMI Mineral Sands Annual Review 2004.

	Year ended 31 December
	2003	2002	2001
	(thousands of tonnes)
Titanium slag(1)	700	810	875
Rutile(2)	70	90	90
Zircon(2)	235	260	245

(1)	TZ Minerals International Pty. Ltd. estimates Richard Bay Minerals’ slag production from data reported by Rio Tinto.
(2)	TZ Minerals International Pty. Ltd. estimates Richards Bay Minerals’ rutile and zircon production from a variety of industry sources.

Market Conditions

Over 90% of the world’s titanium is used in the form of titanium dioxide pigment in the paint, paper and plastics industries.

Titanium dioxide pigment consumption has historically grown largely in line with global GDP. Overall, demand for titanium dioxide feedstock should grow in line with titanium dioxide pigment consumption, although demand for chlorinatable feedstock is expected to grow at a higher rate. The bulk of demand for titanium dioxide feedstocks, such as the titanium dioxide produced by Richards Bay Minerals, comes from a few major consumers, including Du Pont, Huntsman Tioxide, Kerr McGee Chemicals, Millennium Chemicals and Kronos. The bulk of supply comes from a number of major producers, including Richards Bay Minerals, QIT, a subsidiary of Rio Tinto, and Iluka Resources. Richards Bay Minerals is the second largest producer of titanium dioxide slag with approximately 12% of global titanium dioxide feedstock output in terms of contained titanium dioxide units. Supplies of titanium dioxide slag feedstocks are increasing and may increase further in the future as a result of increased production by recent entrants to the industry, such as Anglo-American and Ticor South Africa.

Co-products of heavy mineral sands mining and titanium dioxide slag production at Richards Bay Minerals include zircon and high purity iron. The major applications of zircon are as an opacifier in ceramic glazes, in the production of steel and glass and as a moulding sand in foundries. In producing titanium dioxide slag, ilmenite smelters can recover iron in the form of high purity pig iron from which low manganese pig iron is produced. This is a niche product at the upper end of the iron market and is used mainly in ductile iron castings in the automobile industry.

Integris Metals

Integris is the fourth largest metals service centre in North America, specialising in aluminium and stainless steel, although it also carries carbon steel, nickel, brass and copper products. These materials are sourced globally, further processed to customer specifications and delivered to customers across North America. The company has three dedicated processing centres and 59 branches throughout Canada and the United States.

Integris acts as an intermediary between high volume, bulk producers of metals and low volume customers seeking to use these materials to produce end-products. With a customer-base of more than 20,000, Integris is a leading supplier of products across many industries, including fabricated metal products, industrial machinery, commercial transportation, electrical equipment and appliances and building and construction.

Integris is headquartered in Minneapolis, Minnesota, US. We own the business equally with Alcoa and the business employed approximately 2,400 people as at 30 June 2004.

On 23 August 2004, BHP Billiton and Alcoa Inc announced that Integris Metals Corporation has filed a registration statement on Form S-1 with the US Securities and Exchange Commission for an initial public offering (IPO) of its common stock. The registration statement has not yet become effective.

Technology

We operate three industrial research and development laboratories, in Melbourne and Newcastle, both in Australia, and Johannesburg, South Africa, which serve the needs of our Customer Sector Groups. The tasks of the laboratories are to:

•	Develop and implement technologies that can provide significant competitive advantage and growth options;

•	Support our marketing programs, especially in carbon steel, with predictive modelling of various material sources when used by our customers in their products; and

•	Reduce technical risk in new capital projects.

To ensure alignment with the Customer Sector Groups, these activities are paid for by the business groups. Our proprietary FALCON™ gravity gradiometry (an airborne geophysical technology that measures earth density variations from an aircraft which is a competitive advantage in the exploration for new mineral deposits) is a good example of the type of new technology development we are seeking. The number of staff directly employed on these activities is approximately 170.

The three research laboratories have as their main activities:

•	Newcastle – mining, ferrous and non-ferrous minerals processing, hydrometallurgy, pyrometallurgy, mineralogy, process control, product performance, and sustainability:

•	Melbourne –gravity gradiometry technology and mine optimisation:

•	Johannesburg – non-ferrous minerals processing, bio-mining, remediation, process engineering, chemistry, microbiology and mineralogy.

Minerals Exploration

Our Minerals Exploration group seeks to expand our mineral inventory at new and existing sites. Targets for this group are generally large, low-cost mining projects. Minerals targeted include diamonds, copper, nickel, silver, coal and iron ore. The process of discovery runs the full range from early stage mapping through drilling. The program is global and prioritises targets, consistent with our assessment of the relative attractiveness of each mineral. The operating team for our FALCONTM exploration technology is also part of this team.

Our exploration activities are organised from four principal offices in Brisbane, Australia; Vancouver, Canada; Santiago, Chile; and Johannesburg, South Africa. The headquarters for the exploration group is in Melbourne, Australia. The group currently has approximately 170 employees.

Energy Coal

Our Energy Coal group is the world’s second largest producer and marketer of export thermal coal.

South Africa

Witbank Region

In the Witbank coalfield region of the Mpumalanga Province in South Africa, we operate five coal mines through our wholly-owned subsidiary, Ingwe Collieries Limited. The five coal mines are Douglas, Khutala, Koornfontein, Middelburg and Optimum. The Douglas and Middelburg mines are joint ventures with Xstrata Plc, in which we hold an 84% interest and Xstrata holds the remaining 16% interest. Ingwe wholly owns the remaining operations, Optimum, Khutala and Koornfontein, together with Klipspruit, a development opportunity currently being evaluated.

Douglas was commissioned in 1979. In 2003-2004, we produced 5.4 million tonnes of saleable coal (our share). The Reserve life at the Douglas Mine is approximately 9 years at the nominal capacity of 8.1 million saleable tonnes per year (of which our share is 84%). The reduction in the life of mine from FY2003 is due to the transfer of 70 million tonnes of marketable coal to Middelburg mine.

Khutala was commissioned in 1984. In 2003-2004, we produced 14.7 million tonnes of saleable coal. Reserves at the Khutala mine are expected to be sufficient for at least another 25 years at the nominal capacity of 12.8 million saleable tonnes per year. Koornfontein was commissioned in 1964. In 2003-2004, we produced 5.5 million tonnes of saleable coal. Reserves are expected to be depleted at the Koornfontein mine by 2007, based on the nominal capacity of 4.0 million saleable tonnes per year.

Middelburg was commissioned in 1982. In 2003-2004, we produced 14.1 million tonnes of saleable coal (our share). Reserves are expected to be depleted at the Middelburg mine in approximately 16 years based on the nominal mine capacity of 17.1 million saleable tonnes per year (of which our share is 84%). Optimum was commissioned in 1970. In 2003-2004, we produced 13.3 million tonnes of saleable coal. Reserves are expected to be sufficient at the Optimum mine for approximately 20 years at the nominal mine capacity of 13.8 million saleable tonnes per year.

During the year evaluation of the Klipspruit project continued, with the development of an associated mini-pit which produced 560,000 saleable tonnes. The mini-pit is providing information that will be utilised in assessing the feasibility of an expansion of this operation.

With respect to the above mentioned coal mines, the mineral rights are held by Ingwe Collieries Ltd and they may be mined until the reserves are depleted.

The mining method used depends upon the mine type. The open-cut mines utilise draglines together with truck and shovel operations, while the underground mines adopt board and pillar methods using continuous miners with Douglas also using continuous haulage. Koornfontein is an underground mine, Optimum and Middelburg are open-cut, while Douglas and Khutala are both underground and open-cut.

We have entered into three coal supply agreements with Eskom, a public electricity service company in South Africa. The price of two of the contracts is a base price with escalation based on certain costs and inflation indices, while the third contract involves a cost plus arrangement based on a formula that includes a return on invested capital and inflation price escalation. The total energy coal supplied to Eskom in 2003–2004 was 31.9 million tonnes. In addition, 22.3 million tonnes were sold to other parties in 2003–2004.

In 2003-2004, we signed a Memorandum of Understanding with Anglo Coal to consider joint development of our resources in the Western Complex in South Africa’s Mpumalanga Province, which will include Ingwe’s Khutala and Klipspruit Operations. The investigation will include a review of the parties’ coal assets in the Ogies area (some 100 kilometres east of Johannesburg), in particular Ingwe’s mines at Khutala and Klipspruit and the Weltevreden coal resources and Anglo Coal’s coal resources at Zondagsfontein, Smaldeel and Beesting.

Anthracite Mine

The Zululand Anthracite Colliery (ZAC), which is located in the province of KwaZulu-Natal, South Africa, 48 kilometres northeast of Ulundi, was commissioned in 1984 to supply anthracite to both local and export markets. We own and operate the colliery. We mine a low ash prime product (8% to 9% ash) and a higher ash middlings product (15% ash). From these products, we screen a number of sized products to customers’ specifications. Total production in 2003–2004 of anthracite was 0.6 million tonnes. The mine has sufficient reserves for approximately another four years of mining and the mineral lease expires in August 2009.

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

Australia

Mt Arthur Coal

Mt Arthur Coal is located in the Upper Hunter Valley area of New South Wales, some 100km by rail from the port of Newcastle. Our Mt Arthur Coal operation consists of the Bayswater mining area and the Mt Arthur North mining area. We signed a 21-year mining lease with the New South Wales Government in June 2001. Coal production from the Mt Arthur North area commenced in April 2002.

At Mt Arthur Coal, we produce thermal products for electricity generation and general industry use. In 2003-2004, we produced 8.7 million tonnes of saleable coal, which was sold to export and local markets. We have a supply contract of 15 million tonnes of coal to Macquarie Generation from 1 January 2003 to 31 December 2007. We export predominantly to Japan, Korea and Taiwan. Reserves from the Mt Arthur North coal deposit are expected to support production for in excess of 20 years. We are continuing to conduct mining studies to assess the viability of the adjacent Bayswater mining area which is likely to be extractable by predominately underground mining methods.

Mt Arthur Coal is an open-cut mine. Our current plan is to produce approximately 12 million saleable tonnes of coal per annum at full production, two thirds of which is currently designated for export markets. We conduct the operations on land to which we have title and access from public roads.

We load domestic coal onto a 10-kilometre overland conveyor system that connects the mine directly with the local power stations. We load export coal onto trains from the on-site train load out facility, commissioned November 2001, for delivery to Newcastle Port.

Other Australia - Wyong Areas Coal Joint Venture and Togara South

We are the manager and agent for the Wyong Areas Coal Joint Venture, which is assessing development potential for an area of more than 250 square kilometres in New South Wales, Australia.

We explored the Togara South deposit in central Queensland pursuant to an exploration permit that expired on 13 February 2002. We subsequently obtained a development licence which expires 30 September 2007.

During 2003-2004, a review of developments in Australia resulted in us re-evaluating our interests in the Wyong Areas Coal Joint Venture and Togara South deposit, and consequently expensing expenditure capitalised to date of US$37 million. We are currently evaluating exit options for these properties.

New Mexico

Navajo Mine

We own the Navajo surface coal mine, which is located in the Navajo Nation, New Mexico, US. The mine has been in operation since 1963 under a long-term lease from the Navajo Nation. The lease continues for as long as coal can be economically produced and sold in paying quantities. Navajo mine is an open-cut mine, has the capacity to produce 8 to 9 million tonnes of coal per year and is the sole supplier of coal to the Four Corners Power Plant operated by the Arizona Public Service Company. We transport coal 25 kilometres from the production areas via our railroad to the Four Corners Power Plant. We sell our coal under two contracts, each continuing until 6 July 2016. The customer has an option to extend these contracts for up to an additional 15 years. The price is a stated amount plus escalation based on certain cost indices for minimum annual quantities and an incremental price that is escalated annually for quantities in excess of these minimums, plus reimbursement of certain regulatory costs. Contractual deliveries have varied annually, principally because of generating plant shutdown schedules for maintenance and general market conditions. The bulk of the power generated at the Four Corners Power Plant is sold in California and Arizona. Reserves at the Navajo Mine will not be depleted under the current sale contracts mentioned above as these reserves are in excess of foreseeable Four Corners Power Plant requirements.

San Juan/La Plata Mines

We own the San Juan mine located in New Mexico. The mine began operating in 1974 as a surface mine. In October 2000, we approved the development of the San Juan underground mine to replace production from the existing San Juan and La Plata surface mines. Underground long wall mining commenced February 2001 and the San Juan Underground Mine reached full production in early 2004. The annual production will meet expected customer requirements, which is forecast to be 5.9 million tonnes/year. San Juan Mine has coal leases and is permitted, as required, to meet coal sales obligations.

We have entered into a long-term coal sales contract as the sole supplier of coal to the San Juan Generating Station operated by the Public Service Company of New Mexico. Under this fuel supply contract, we are obligated to supply coal to the San Juan Generating Station until the end of calendar year 2017. The price payable under the contract is determined by a formula that includes reimbursement of operating costs (including coal taxes and royalties), escalation for inflation and a return on invested capital. The bulk of the power generated at the San Juan Generating Station is sold in New Mexico, Arizona and California.

We also own the La Plata Mine, located northeast of the San Juan Mine. La Plata Mine began production in August 1986 and due to the development of the San Juan underground mine, the last deliveries were in early 2003. The mine-site is now undergoing reclamation.

Colombia

In September 2000, we acquired a one-third interest in Carbones del Cerrejon SA, in the Guajira Peninsula in northeastern Colombia. Each of Anglo American and Glencore International also own a one-third interest in Carbones del Cerrejon SA. Carbones del Cerrejon SA owned and operated the Cerrejon Central mine, which was commissioned in 1992 and had a capacity of approximately 3 million tonnes per annum of high quality export energy coal utilising a traditional truck and shovel operation. Reserves within the Carbones mining leases are sufficient to maintain production at least until the mining leases expire in 2022.

In November 2000, CZN SA, a consortium owned equally by Anglo American, Glencore and us acquired the Colombian government’s 50% share of Cerrejon Zona Norte, an open-pit coal mine in the northeastern part of Colombia. Cerrejon Zona Norte was commissioned in 1986 and has a nominal capacity of 19 million tonnes per year. In February 2002, the consortium acquired Intercor, a wholly owned subsidiary of ExxonMobil Corporation, which owned the other 50% and operated the mine. Reserves within the Cerrejon Zona Norte partnership mining lease are expected to be sufficient to maintain production at least until the mining lease expires in 2034.

Following the Intercor acquisition the Cerrejon Central and Cerrejon Zona Norte mines have been integrated and the combined operation is now managed independently by the consortium. This combined operation is now called Cerrejon Coal Company.

In October 2002, the consortium approved the progressive expansion of Cerrejon Coal Company to 28 million tonnes per annum by 2007 to meet the growing demand in Europe and the Americas.

Cerrejon Coal Company utilises a dedicated 150-kilometre rail line and port infrastructure at Puerto Bolivar to deliver coal to the ultimate consumer.

Reserves and Production

The table below details our energy coal reserves in metric tonnes, and is presented in 100% terms as estimated at 30 June 2004.

				Marketable Coal Reserve(4)
Deposit (3)	Mining Method(1)	Coal Type(2)	Recoverable Coal Reserve(4) Tonnes	Tonnes	Calorific Value	Volatile Matter	S	Total Moisture (5)	BHP Billiton Interest
			(millions)	(millions)	KCal/kg	%	%		%
New Mexico - Operating mines
San Juan	UG	Th	80	80	5,300	34.0	0.73	9.7	100
Navajo	OC	Th	224	224	4,800	—	0.84	13.0	100
South Africa - Operating mines
Douglas	OC & UG	Th	96	69	6,640	23.8	0.70	8.0	84
Khutala	OC & UG	Th	317	317	4,470	21.0	1.00	8.0	100
Koornfontein	UG	Th	11	7	6,560	25.0	0.80	7.5	100
Middelburg	OC	Th	326	269	6,630	25.0	0.60	6.7	84
Optimum	OC	Th	345	269	6,640	24.0	0.50	8.2	100
ZAC	UG	Anth	3	2	7,400	5.4	0.80	6.2	100
Australia - Operating mine and project
Mt Arthur Coal (6)	OC	Th	268	231	6,274	30.0	0.62	9.7	100
Colombia - Operating mine
Cerrejon Coal Company	OC	Th	747	702	6,200	—	0.64	13.7	33.3

(1)	OC = open-cut, UG = underground
(2)	Th = thermal coal, Anth = anthracite.
(3)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserve	Probable Ore Reserve
San Juan	0 - 500m	500m - 1km
Navajo	1100m maximum nearest hole spacing, 180m average	NA
Douglas	>6 Boreholes per 100ha	4-6 Boreholes per 100ha
Khutala	>16 Boreholes per 100ha	5-16 Boreholes per 100ha
Koornfontein	>8 Boreholes per 100ha	4-8 Boreholes per 100ha
Middelburg	>16 Boreholes per 100ha	5-16 Boreholes per 100ha
Optimum	>16 Boreholes per 100ha	5-16 Boreholes per 100ha
ZAC	>16 Boreholes per 100ha	5-16 Boreholes per 100ha
Mt Arthur Coal	<500m	500-1000m
Cerrejon Coal Company	> 6 boreholes per 100ha	2-6 boreholes per 100ha

(4)	Recoverable Coal Reserves (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined.

Marketable Coal Reserve (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after beneficiation of the Recoverable Coal Reserves. Note that where the coal is not beneficiated the recoverable tonnes are the marketable tonnes, with moisture adjustment where applicable.

(5)	Coal moisture content is on an as received basis.
(6)	The Mt Arthur coal reserves have reduced from that reported in 2003 due mainly to the reclassification of reserves back to resources based on our reporting policy that requires reserves to be within fully permitted areas only.

The table below sets forth our energy coal production for the three years ended 30 June 2004, 2003 and 2002. Production data shown is our share unless otherwise stated.

	BHP Billiton Group Interest	BHP Billiton Group Share of Production
		Year ended 30 June
		2004	2003	2002
	(%)	(millions of tonnes)
Energy Coal
New Mexico	100	13.23	14.16	13.25
Ingwe
Optimum	100	13.34	13.79	12.49
Middelburg	84	14.13	14.22	14.15
Douglas	84	5.43	6.75	7.07
Koornfontein	100	5.49	6.11	6.08
Khutala	100	14.74	12.83	12.31
Klipspruit	100	0.56	—	—
Riestpruit	50	—	—	1.44
Delmas	100	—	—	1.64
Zululand Anthracite Colliery	100	0.56	0.54	0.53

Sub total		54.25	54.24	55.71
Mount Arthur Coal	100	8.72	6.44	4.56
Colombia (1)	33	7.69	6.59	4.70
Indonesia(2)	80	—	0.27	4.62

Total		83.89	81.70	82.84

(1)	We acquired our Colombian energy coal interests in September and November 2000. In addition, on 21 February 2002, we acquired another one-sixth interest in Cerrejon Zona Norte, increasing our interest to one-third of Cerrejon Zona Norte.
(2)	The BHP Billiton Group historical energy coal production from Indonesia has been sourced from PT Arutmin mine and Kendilo mine. We sold our 80% share of PT Arutmin on 30 November 2001 and now only provide marketing services to the operation. Production at the Kendilo mine ceased in September 2002.

Regulatory and Fiscal Terms

South Africa

For a discussion of the Minerals and Petroleum Resources Development Act, 2002 and the South African Mining Charter, please refer to the discussion contained within the business description for the “Carbon Steel Materials” Customer Sector Group under the subheading “Regulatory and Fiscal terms – South Africa”.

Ingwe is confident that the credits gained from previous transactions involving Historically Disadvantaged South Africans (Eyesizwe and Kuyasa) will entitle it to convert all the old order rights of its existing operations into new form mining rights in terms of the Act. To this end, Ingwe has already lodged applications in respect of its Khutala and Klipspruit operations in the prescribed form and will in due course lodge similar applications for its remaining operations.

Colombia

Please refer to the discussion contained within the business description for the “Stainless Steel Materials” Customer Sector Group subsection under the subheading “Regulatory and Fiscal terms – Colombia”. Different royalty rates apply to the various energy coal contracts to which the entities in which we own a share are a party. The standard 38.5% income tax rate and the 7% remittance tax rate described apply to our Colombian energy coal interests, as these assets do not have a tax stability agreement. The 38.5% tax rate includes a 3.5% tax levy, which is expected to cease after 2006.

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

The global export energy coal market is largely a seaborne market, with land traded coal accounting for typically 9% of exports. Key coal exporting nations, like Australia, China, Indonesia, Colombia and South Africa, ship coal into the Pacific market and Europe.

The export energy coal market is the most rapidly growing segment of the global coal industry, having expanded from 275 million tonnes in calendar 1996 to 445 million tonnes in calendar 2003.

Growth in energy coal demand is closely related to growth in electricity consumption. The Energy Information Administration reports that net worldwide electricity consumption increased at an average rate of 2.6% per annum between 1990 and 2002, and is projected to double between 2001 and 2025, with the highest growth rates expected for the countries of the developing world. The demand for electricity will continue to be driven by population growth and increases in per capita income.

The cost of fuel is typically the largest variable cost involved in electricity generation. Energy coal, natural gas, oil, nuclear energy and hydropower compete as sources of energy. On an energy basis, coal is currently the cheapest fossil fuel for electricity generation.

Energy coal prices were volatile during 2003-2004. European reference prices were US$37.82 per tonne in June 2003, increasing to US$73.29 per tonne in June 2004. A comparable increase can be seen in South Africa reference prices, which increased from US$27.22 per tonne in June 2003 to US$63.72 per tonne in June 2004. Newcastle (Australia) reference prices increased from US$23.56 per tonne in June 2003 to $61.42 per tonne in June 2004. The increased prices reflect higher demand from North Asia, driven by new installed power generation capacity, and increased demand in Europe as the result of record high summer temperatures. Supply disruption was seen from Indonesia due to heavy rain, compounded by tight supply from China.

Most of the growth in energy coal exports in recent years has come from Australia, China, Colombia, Indonesia and South Africa. Over the forecast period increased demand is expected to be met primarily by supply growth from China, Colombia, Australia and Indonesia.

Australia is the largest exporter of energy coal. It benefits from a particularly strong position in the Japanese market where it accounted for approximately 52% of all energy coal imports in calendar 2003. Australia’s leading position is a result of its high quality reserves, competitive production costs, history of reliable supply and relative proximity to key Asian markets. Indonesia was the second largest exporter of energy coal in calendar 2003, followed by China third, South Africa fourth and Colombia fifth.

Energy Marketing and Trading

For a description of the activities of the Energy Marketing and Trading group refer to “Petroleum – Energy Marketing and Trading” in Item 4B.

Stainless Steel Materials

Our Stainless Steel Materials Customer Sector Group is the world’s fourth-largest nickel metal producer and the second-largest producer of ferrochrome.

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

Our processing operations smelt and refine ore. We feed the ore into a rotary drier and then to a rotary kiln or calciner. Following smelting, we refine the molten ferronickel in a ladle refining system and cast it into ferronickel granules for sale. We transport ferronickel product to the Port of Cartagena through a local contractor. The state of Colombia provides gas and electricity to the site.

In January 2001, Cerro Matoso commissioned a second production line at the mine at a cost of US$298 million. The development was a duplication of the existing ferronickel plant and which has resulted in an increase in total nickel production at the mine from approximately 28,000 tonnes per year to approximately 50,000 tonnes per year. We achieved a record production in 2003-2004 of 49,098 tonnes of nickel in ferronickel. Our currently planned project life is through to 2020.

QNI

Through our wholly owned subsidiary QNI Pty Ltd, we own and operate the Yabulu nickel and cobalt refinery located 25 kilometres northwest of Townsville, Queensland, Australia.

We access the Yabulu refinery from a public highway and the Queensland Rail railway network. At the railway’s connection in the Port of Townsville, we own and operate an ore receival berth and unloading, storage and rail transfer system. We transport production from Yabulu by road to the Port of Townsville and other Australian ports for overseas shipment. We purchase approximately 3.5 million wet tonnes per year of nickel and cobalt-bearing laterite ore from third party mining enterprises in New Caledonia, Indonesia and the Philippines under short and medium term supply agreements. The ore price is linked to the nickel and cobalt metal content and the then-current metal prices. We process lateritic nickel ore using the reduction roast ammonia-ammonium carbonate leaching process in combination with a solvent extraction process that was developed and patented at the refinery. Our cobalt purification plant produces a high purity cobalt oxide hydroxide product. The Yabulu refinery is a major laterite nickel refinery with an annual production capacity of approximately 32,000 tonnes of nickel and 2,000 tonnes of cobalt. Record production was achieved in 2003-2004 of 32,582 tonnes of nickel and 1,890 tonnes of cobalt, with an increase in the purchased ore grade and higher operating efficiency contributing to this result.

We sell the nickel products with varying metal content in the range 78% to 99% nickel. We sell the cobalt in oxide-hydroxide form.

We source power and steam used in production principally from an on-site, coal-fired power station with coal supplied under long-term contract with MIM Holdings from the Collinsville mine near Mackay, Queensland. We obtain additional electrical power under a long-term electricity supply agreement with Ergon Energy.

In March 2004, we approved the expansion of the refinery (in conjunction with the development of the Ravensthorpe project described below). At an estimated cost of US$350 million, the expansion will increase nickel production capacity of the existing solvent extraction and cobalt processing facilities to an estimated 76,000 tonnes per annum and with the life of the refinery being extended by approximately 25 years.

Exploration and Development

Through QNI, we own the Ravensthorpe nickel project in Western Australia under mining tenements expiring in 2019, with an option to extend to 2040. The Ravensthorpe project comprises a proposed laterite nickel mine and acid leaching plant and an associated expansion at Yabulu to refine the intermediate product produced. In March 2004, we approved the development of the mine, treatment plant and associated infrastructure near Ravensthorpe, Western Australia. At an estimated cost of US$1,050 million, we expect it to take us approximately three years to construct the project, which will provide up to 45,000 tonnes per annum of nickel in a concentrated intermediate product for refining at the expanded Yabulu refinery. Once implemented, we anticipate that the project, together with the expansion of the refinery, will result in a reduction in Yabulu’s unit costs.

We are continuing other worldwide exploration in both laterite and sulphide nickel regimes. We hold a 75% managing interest in the Gag Island project in Indonesia with Aneka Tambang holding the remaining 25% interest. In February 2002, work was suspended on the project because of the introduction of Indonesia Law 41/1999, prohibiting open cast mining in ‘Protection Forest’ areas.

Chrome

Samancor, in which we have a 60% interest and Anglo American has the remaining 40% interest, operates seven chrome ore mines, comprising two open pit and five underground operations, as well as three fully integrated chrome alloy plants located in the Mpumalanga and Northwest Provinces of South Africa. The mines and alloy plants are all linked to South Africa’s rail and road networks, including access to South Africa’s shipping ports of Durban and Richards Bay. Samancor also has a 50% share in a joint venture with Xstrata Ltd, comprising two electric furnaces operated by Xstrata Ltd at its Wonderkop site, North West Province. Power is supplied to the Samancor operations from the South African national grid under contract with Eskom, the local power utility.

Samancor’s chromite operations are organised under two mining centres: Eastern Chrome Mines based at Steelpoort and Western Chrome Mines at Mooinooi.

Eastern Chrome has four mines operating currently: Steelpoort, which was commissioned in 1929 and has a nominal capacity of 280,000 saleable tonnes per year; Lannex, which was commissioned in 1956 and has a nominal capacity of 400,000 saleable tonnes per year; Lannex Open Cast, which was commissioned in 2002 and has a nominal capacity of 120,000 saleable tonnes per year; and Tweefontein, which was commissioned in 1932 and has a nominal capacity of 600,000 saleable tonnes per year. Reserves are expected to be depleted from the Eastern Chrome mines in 2013.

Western Chrome has three mines operating currently: Millsell, which was commissioned in 1957 and has a nominal capacity of 428,000 saleable tonnes per year; Moinooi, which was commissioned in 1976 and has a capacity of 700,000 saleable tonnes per year; and Buffelsfontein East, which has a nominal capacity of 240,000 saleable tonnes per year. Reserves are expected to be depleted from the Western Chrome mines in 2014.

Mining methods are a mixture of underground and open-cut operations which vary across the group in line with the nature of the orebodies mined. Ore processing comprises beneficiation using screening and gravity separation equipment producing varying specification concentrates. Samancor sells some of the ores and concentrates, but it converts the majority of the concentrates into ferrochrome using submerged and direct-current arc furnace technologies.

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

We are in the process of evaluating offers received, for the purchase of Samancor Chrome, which could possibly lead to the sale of the business.

Reserves and Production

The table below details our stainless steel materials ore reserves in metric tonnes, and are presented in 100% terms as estimated at 30 June 2004.

Commodity Deposit (2)(3)(4)	Ore Type	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve(1)		BHP Billiton Interest %
		Tonnes (dmt millions)	%Ni	Tonnes (dmt millions)	%Ni	Tonnes (dmt millions)	%Ni
Nickel Australia - Projects
Ravensthorpe(5)	Laterite	125	0.73	138	0.57	263	0.65	100
Nickel - Colombia
Cerro Matoso(6)	Laterite	38.7	1.89	11.7	1.59	50.4	1.82	99.8

		Tonnes (dmt millions)	% Cr2O3	Tonnes (dmt millions)	% Cr2O3	Tonnes (dmt millions)	% Cr2O3
Chrome - South Africa Operating mines
Western Chrome	Oxide	10	36.1	14	35.9	24	36.0	60
Eastern Chrome	Oxide	6.8	37.9	10.7	41.2	17.5	39.9	60

(1)	Mining dilution and mining recovery are accounted for in the reserve estimates.
(2)	Reserves for Cerro Matoso nickel are estimated on the basis of a 1.0 per cent nickel cut-off, reserves for Ravensthorpe nickel are estimated on the basis of a diluted/contaminated resource model grade of 0.3 per cent nickel cut-off, chrome is based on a 38 per cent Cr2O3 in situ cut-off.
(3)	Metallurgical recoveries for the operations are: Cerro Matoso 86 per cent nickel; Western Chrome 73.6 per cent saleable from ROM; and Eastern Chrome 60-85 per cent saleable from ROM.
(4)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserve	Probable Ore Reserve
Ravensthorpe	40m by 50m	80m by 100m
Cerro Matoso	< 17m	> 17m and < 33m
Western Chrome	300m by 300m	600m by 600m
Eastern Chrome	300m by 300m	600m by 600m

(5)	Ravensthorpe is being reported for the first time, following BHP Billiton Board approval for development in March 2004.
(6)	Changes to the Cerro Matoso ore reserve are due to a reduction for tonnage mined and a change in cut-off grade from 1.1% to 1.0% Ni.

The table below details our stainless steel materials production for the three years ended 30 June 2004, 2003 and 2002. Production data is shown on 100% basis.

		BHP Billiton Group Interest (%)	Year ended 30 June
			2004	2003	2002
			Tonnes (thousands)
Nickel(1)	- Cerro Matoso	99.8	49.1	46.9	40.4
	- QNI Yabulu	100	32.6	31.2	28.5

	Total		81.7	78.1	68.9

Steel and Ferroalloys(1)	Chrome alloys	60	1,026	990	837

(1)	These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on 29 June 2001.

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

During the period of exploitation of the Mining Concessions, Cerro Matoso must pay to the government a royalty of 8% of the minehead value of nickel extracted, determined by reference to the international market price for the nickel contained in the ferronickel (from which price the costs of transport, processing and other costs accruing after the exploitation of the mineral are deducted). During the five years of extension of Concession 866, which is from 1 October 2007 through 30 September 2012, this royalty will be calculated in the form prescribed in Law 141 of 1994: the royalty increases from 8% to 12% and deductible costs decrease from 100% to 75% “of furnace processing costs, handling costs, costs of transport and port costs”.

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

South Africa and South African Mining Charter

Please refer to “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South Africa”. For a discussion of the South African Mining Charter refer to “Business Description – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter” for further information.

Market Conditions

We supply the stainless steel industry, which accounts for approximately 86% of our sales of nickel and ferrochrome. Our principal customers are ten stainless steel producer groups. The other 14% of our sales of nickel and ferrochrome is sold to the specialty alloy, chemical and refractory material industries. In 2003–2004 approximately 49% of our shipments of nickel and ferrochrome were to Asia, 31% to Europe, and the balance to other areas. We base our prices for nickel and cobalt on market prices, while we generally determine chrome product prices through quarterly negotiation.

Nickel, chrome and cobalt prices remain volatile, driven by both supply and demand factors. Producers continue to be largely price takers, with active terminal or near-terminal markets defining prices. Factors influencing our stainless steel materials product market in recent years include:

•	the ready availability of stainless steel scrap, which is generally a cheaper source of nickel and chrome, however, global scrap availability is expected to be constrained over the next decade, such that on average the ratio of scrap in new stainless steels will remain steady or decrease;

•	the expectation that the laterite processing pressure acid leach technology would lead to an oversupply of nickel and cobalt depressed prices in the late 1990s;

•	the low cost of establishing ferrochrome production led to an oversupply in primary chrome, which, in combination with the availability of chrome in stainless steel scrap, has significantly depressed prices. While the inventory oversupply has now been reduced, the low cost of entry to the chrome industry remains an issue facing producers, which is further complicated by the strength of the South African Rand; and

•	falling world economic activity and particularly industrial production with which nickel and chrome is closely correlated. Recently the improvements in global economic activity and in particular the commodity intensive growth occurring in China have had a positive impact on both demand and prices.

Nickel prices historically have demonstrated greater price volatility than most other metals and the recent past has been no exception. The nickel price briefly decreased to US$2.00 per pound during the 2001 economic slowdown. By June 2004, nickel was trading above US$5.00 per pound. Both nickel supply and demand are price inelastic within the above range and thus low prices tend to take a considerable time to induce plant closures and the price recovery is likely to be sustained only by recovery in the macroeconomic cycle. The recent rapid increase in the nickel price is believed to have been driven by a combination of strong Chinese demand and investment fund buying; the latter on an expectation of a future nickel supply deficit. The view of most market analysts is that production is currently less than demand and that this will prevail for at least the next two years.

Freight Trading and Logistics

We have a centralised ocean freight group, which manages our in-house freight requirements.

The primary purpose of the group is to create competitive advantages for us through the procurement and operation of quality and cost effective shipping, and to contribute to group profitability by trading freight and carrying external cargoes.

The group participates primarily in the dry bulk sector aligned with our major trades and handles approximately 80 million tonnes of cargo. At any one time we have approximately 90 ships employed making the group one of the world’s largest users of dry bulk shipping. The majority of vessels are chartered, although the group retains an equity interest in six vessels. Combined with external freight, the total turnover of the group is approximately US$1.7 billion per year.

The group is based in the Hague, Netherlands where it is an integral part of our marketing function. A smaller Melbourne-based group is in place to directly support Australian and Pacific-based shipping activities.

In addition to its freight management and trading activities, the group incorporates a skill base to manage its marine risk and provide technical support for the equity vessels.

We hold a number of marine related investments, including a shareholding in shipping risk manager “Rightships” of Melbourne, and at 30 June 2004 we held an investment in an Australia-based ship manager contracted to undertake technical management of owned vessels, however, we sold this investment on 2 July 2004.

Steel

The spin-off by BHP Billiton Limited of its entire steel flat and coated products business was completed on 22 July 2002 and BHP Steel Limited (now known as BlueScope Steel Limited), the company that owned directly or indirectly the steel flat and coated products business, ceased to be a subsidiary of BHP Billiton on that date. Under UK GAAP, as the spin-off became unconditional on 1 July 2002, the spin-off was consummated on that date. Under US GAAP, a measurement date was reached on 26 June 2002 when shareholders approved the demerger. For both UK and US GAAP, the Steel operations are treated as discontinued in the BHP Billiton Group Annual Financial Statements.

The following table sets forth our production of steel and nominal operating capacity for the year ended 30 June 2002.

	Year ended 30 June 2002
	Actual Production	Nominal Capacity
	(tonnes)
Raw Steel
Australia	4,754,000	5,000,000
New Zealand	552,000	600,000
US (50% share)	800,000	770,000

Health, Safety and Environment

Our facilities and operations are subject to extensive general and industry-specific, health, safety and environmental regulations in countries where we operate. These regulations include those relating to mine rehabilitation, the handling and disposal of hazardous and non-hazardous materials and occupational health and safety.

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

Our approach to health, safety and the environment is incorporated in our Charter (our Charter is a statement that outlines the Group’s purpose, values and overall mission), which states that we have an overriding commitment to health, safety, environmental responsibility and sustainable development. This is further codified in our Health, Safety, Environment and Community Policy, which states that we will:

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

Closure related activities have the potential to impact cash flow, accounting provisions, residual liabilities and access to future resources. We have adopted a Closure Standard in response to these issues. The Standard comprises a number of requirements including estimating expected cost and financial provisioning for closure. We make provision for the rehabilitation and closure of the Group’s mining and processing facilities along with the decommissioning of offshore oil platforms and infrastructure associated with petroleum activities.

At 30 June 2004, our provision for site rehabilitation, decommissioning and remediation was US$2,783 million. The more significant sites covered by this provision and the type of rehabilitation and/or remediation work contemplated are described under the section “Decommissioning, Site Rehabilitation and Environmental Costs”.

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

We recognise the potential implications of the December 1997 Kyoto Protocol, which established a binding set of emission targets for developed countries ratifying the Kyoto Protocol. Despite the United States, Australia and certain other countries not ratifying the Protocol, the Governments of these countries have agreed that they would continue negotiations to implement the Kyoto Protocol. Subsequent negotiations have advanced the flexibility of the proposals with the intention of lessening the economic costs to participating countries meeting their emission limitation obligations. It is uncertain, at this stage, how the Kyoto Protocol will affect our operations and our customers.

The European Registration, Evaluation and Authorisation of Chemicals (REACH) -system is anticipated to commence operation in 2006. REACH will require manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment. The extent to which our operations and customers are impacted by these changes is not yet clear. Additional compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs may eventuate.

Petroleum

Certain health, safety and environment issues and developments currently relevant to our petroleum operations are summarised below.

In May 1998, we divested our petroleum businesses in Hawaii. We indemnified the buyers for certain past liabilities and capped this indemnification at US$10 million, much of which has now been spent. Following the divestment, we retained some environmental liabilities for which we have indemnified the buyer and which are uncapped, as described below.

We operated a petroleum terminal, now decommissioned, at a site that is within an area that has since been declared a Hawaii State Superfund Site. We are currently participating in a voluntary effort with a number of other parties to undertake site assessment, to be followed by a risk assessment, and ultimately risk-based corrective actions.

Also within the Superfund area is land owned by us, which previously contained a manufactured gas plant. Litigation over a claim brought by a neighbor, Castle & Cooke, asserting that contamination on its property arose from this land, was settled in December 2000. We have engaged a contractor to remediate the former gas plant site to the satisfaction of the Hawaii Department of Health and to meet conditions of the Settlement Agreement. The State of Hawaii has previously requested information from us with respect to contaminated material unearthed in the vicinity of another former manufactured gas plant site in Hilo.

In the UK and Australia, operators of offshore petroleum facilities are required by law to develop and submit a “safety case” to the regulator for review and acceptance before they can operate. Under the regulations, the operator is required to demonstrate, through a formal process of safety studies, risk assessment and cost-benefit analysis measured against specific performance standards and acceptance criteria, that the risks to the safety of workers on the facility have been reduced to a level which is “as low as reasonably practicable”.

Our safety cases have been accepted for all our operated offshore facilities in the United Kingdom and Australia. We are also ensuring safety cases are developed and implemented for new petroleum projects, including where it is not a requirement of local legislation. We are continuing to improve the safety cases by conducting regular reviews in consultation with our workforce.

Aluminium

We are actively involved within the Aluminium industry to develop protocols for measurement and management of greenhouse gas as a consequence of Aluminium production. Our operations focus is on the reduction of greenhouse gas intensity and fluoride emissions through the implementation of technology and management of ongoing operational practices to improve performance.

We have contributed to a life cycle analysis of aluminium end-products through our participation in the industry association. This study will continue as we develop a strategy to reduce potential impacts from the use of our products

Base Metals

The European REACH system would in its current form affect products imported to Europe after 2007. Base Metals products (concentrates and metals) would be affected by the Policy. BHP Billiton is actively working with industry to ensure metals in various intermediate stages of processing receive fair treatment under the proposed new regime.

Our operating, inactive and closed mine properties must maintain and annually review closure plans and provisions according to company policies and guidelines. At all of our sites, developments in government policy or legislation can affect operating mines and requirements for other health, safety and environment matters. In all jurisdictions where we operate, we work proactively with industry associations, government bodies and affected stakeholders to ensure policies and regulations are based on sound principles and to plan effectively for changes as they arise.

BHP Copper Superior is an inactive underground mine, mill and smelter complex. Smelting activity at the site ceased in 1971 and mine and mill operations ceased in 1996. Under a joint-venture agreement, Resolution Copper Company, a Rio Tinto Company, now manages the site. BHP Copper, however, has retained management of certain activities associated with prior operations. This includes a Voluntary Remediation Program (VRP). A component of the VRP is a Voluntary Risk Program work plan which has been filed with the Arizona Department of Environment Quality to determine whether there are any health risks associated with possible elevated metal levels on private property adjacent to the site. Sampling, called for in the plan, has been completed and a formal risk assessment process has commenced.

At the closed Elliot Lake uranium properties, licences for long-term care were issued in September 2002 by the Canadian Nuclear Safety Commission for 5 of 8 historic properties. The remaining 3 properties were added to the licence after public hearings held in April 2004. The licence is subject to renewals at a time period set by the Commission currently at 3-5 years. The next renewal is set for December 2005 and renewals may result in more stringent environmental limits and a longer active treatment period for some sites.

Carbon Steel Materials

In January 1998, we sold our electrolytic manganese dioxide business at Newcastle, Australia. As part of the transaction we issued a guarantee to the benefit of the purchaser, Delta Electrical Industries Ltd, covering certain of our obligations under the sale agreement. The transaction was an asset sale and the guarantee is not limited in amount but is limited in duration. Our guarantee to Delta Electrical Industries Ltd expires on 28 December 2027. Our obligations under the guarantee relate to any prior contamination of the ground both at the former facility site and Kooragang Island at Newcastle, the former waste disposal site. We built our facility on land reclaimed from our former steel business. We cannot accurately determine our potential liability at any point in time during the term of the guarantee. However, we do not consider that the cost, if any, will have a material adverse effect on our financial position or results of operations.

We have completed a life cycle analysis of our major products. This study will continue as we develop a strategy to reduce potential impacts from the use of our products

A fatal accident on 19 May 2004, has led to a suspension of operations at Boodarie Iron pending the outcome of investigations by the Western Australian Department of Industry and Resources. The safety and viability of Boodarie Iron will be key determinants in deciding the future of the plant’s operations.

Diamonds and Specialty Products

We are in the process of renewing the main water licence for the EKATI Diamond Mine which expires 31 December 2004. This is the operating licence for the mine that was issued in January 1997. Since then, the regulatory regime has changed significantly and regulatory requirements have tightened, as evidenced by other water licences being issued. We expect the renewal water licence to be issued, however additional costs may be incurred to maintain compliance with the more stringent regulatory requirements.

Energy Coal

We recognise that climate change is a challenge for Energy Coal and we are seeking to respond to this through targeted research aimed at reducing greenhouse gas emissions and through active participation in the development of industry sustainability positions. Climate change issues are also considered in all relevant business decisions.

We have made significant progress in the implementation of health, safety, environment and community management standards, with all of our sites having the relevant management plans in place which are focussed on achieving the Company’s reduction targets and ensuring we meet our financial obligations with respect to provisioning for future closure.

We have conducted a life cycle analysis of our products. This study will continue as we develop a strategy to reduce potential impacts from the use of our products

Stainless Steel Materials

Our operations have made significant progress in the implementation of environmental, quality and occupational health and safety management systems. During the reporting period, we had no significant environmental incidents.

The EU is undertaking a comprehensive risk assessment of five nickel substances (nickel metal, and the soluble nickel compounds of nickel sulphate, carbonate, chloride and nitrate). The risk assessment has concluded that under the EU rules of classification, soluble nickel compounds are category 1 carcinogens, category 3 mutagens and category 2 reproductive toxicants. Nickel metal remains a category 3 carcinogen. The new classifications will likely result in more stringent exposure standards. We are currently assessing the impact and effect that the more stringent EU exposure limits could have on our operations in Colombia and Australia. We avoid supplying products to businesses that use soluble nickel compounds to manufacture consumer goods. The risk of exposure to soluble nickel salts at our operations is low. We continued to provide our employees and contractors with information on health, safety and environmental issues associated with our products. We also provide advice on the responsible use of our products to customers, users of our products and other interested parties.

We are also participating in the EU voluntary risk assessments with cobalt and chrome metals and compounds. Our health programs are continuously reviewed and updated as new information becomes available as a result of the risk assessment.

Hexavalent chrome is monitored at our southern African smelter sites. Management plans and systems are in place to continually monitor and conduct hydrology assessment to determine potential groundwater contamination. Unauthorised wells used by local people in the area remain a concern.

Decommissioning, Site Rehabilitation and Environmental Costs

Our operations are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, we have a policy of ensuring that rehabilitation is planned and financed from the early stages of any operation. Provision is made for the rehabilitation of our mining and processing facilities along with the decommissioning of oil platforms and infrastructure associated with petroleum activities. The estimation of the cost of future rehabilitation and decommissioning activities is subject to uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination, and the timing and extent of rehabilitation and decommissioning activities required. Whilst the provisions at 30 June 2004 represent the best estimate of the future costs required, these uncertainties might result in future actual expenditure differing from the amounts provided at this time.

These rehabilitation and decommissioning expenditures are mostly expected to be paid over the next 30 years. The provisions for rehabilitation and decommissioning are derived by discounting the expected expenditures to their net present value. The estimated total site rehabilitation cost (undiscounted and in today’s dollars) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$5,402 million (2003: US$3,391 million).

At 30 June 2004, US$1,702 million (2003: US$1,622 million) was provided for reclamation and decommissioning costs relating to current operations in the provision for site rehabilitation. In addition, we have certain obligations associated with maintaining and or remediating several closed sites. At 30 June 2004, US$1,081 million (2003: US$403 million, excluding US$10 million held in the restructuring provision) was provided for closed sites. Adjustments to the provisions in relation to these closed sites are recognised in the profit and loss account during the period in which the adjustments are made. In addition to the uncertainties noted above, certain of these activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability for these matters could vary. The amounts provided in relation to closed sites for these matters are reviewed periodically based upon the facts and circumstances available at the time and the provisions are updated accordingly. We believe that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, these liabilities could be in the order of 35 per cent (2003: 50 per cent) greater or in the order of 20 per cent lower than the US$1,081 million provided at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites.

Southwest Copper, Arizona, US

In 1999, the Group announced the cessation of Southwest Copper operations, and the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. The assets comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the Group acquiring the Southwest Copper operation in 1996. In January 2002, the Group announced the closure of the San Manuel mining facilities, and in October 2003 the closure of the San Manuel plant facilities was announced. The closure of these facilities, together with certain other reclamation and decommissioning activities, were progressed during the years ended 30 June 2003 and 2004. For certain sites, the development of closure plans is well progressed, however, at other sites the necessary site characterisation and engineering work is at an early stage.

A comprehensive review of the closure plans for Southwest Copper was undertaken following the refocusing of the Group’s direction during the period towards an accelerated closure strategy. This followed exhaustion of the alternative strategies referred to above, and resulted in a shortened timeframe to closure for some of the facilities. Actions during the year resulting from the review included the announcement of the closure of the San Manuel plant facilities in October 2003, and the divestment and farm-out of certain assets and liabilities during the period, such as the Robinson copper/gold mining operation and the Resolution Copper exploration prospect. As a consequence of detailed site-specific risk assessments conducted during the period, the review also indicated (a) higher short-term closure costs, due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and (c) an increase in the residual value of certain assets (refer note 2 ‘Exceptional items’ in the 2004 BHP Billiton Group Annual Financial Statements).

Despite the work carried out during the current period, uncertainty remains over the extent and costs of the required short-term closure activities, the extent, cost and timing of post-closure monitoring and longer-term water management. We anticipate that future changes in the closure provisions for Southwest Copper may be required as the necessary site characterisation and engineering work is progressed. The closure provisions for Southwest Copper (including amounts in relation to Pinal Creek, which is described in more detail below) total US$771 million at 30 June 2004 (2003: US$297 million).

In relation to Pinal Creek, BHP Copper Inc is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

On 2 April 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. On 22 September 2000, the Court-approved settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring program.

A State consent decree was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper Inc, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2004, we have provided US$102 million (2003: US$22 million), which is our best estimate of our anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$138 million (2003: US$43 million), and we have paid out US$38 million up to 30 June 2004. These amounts are based on the provisional equal allocation of these costs among the three members of the Pinal Creek Group. BHP Copper Inc is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper Inc is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

BHP Copper Inc and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper Inc should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations’ proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper Inc’s predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper Inc based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper Inc has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper Inc. The reasonable assessment of recovery in the various insurances cases has a range from US$4 million to approximately US$15 million, depending on many factors. Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements and will not be recognised until such offsets are considered virtually certain of realisation.

Other Closed Sites

The closure provisions for other closed sites total US$310 million at 30 June 2004 (2003: US$106 million). The key sites covered by this amount are described briefly below:

Newcastle Steelworks – the Group closed its Newcastle Steelworks in 1999 and retains responsibility for certain sediment in the Hunter River adjacent the former steelworks site, together with certain other site remediation activities in the Newcastle area.

Island Copper mine – the Group ceased operations at its Island Copper mine in December 1995 and has responsibility for various site reclamation activities, including the long-term treatment of the pit lake and water management.

Selbaie copper mine – the Group closed its Selbaie Copper mine in January 2004 and has responsibility for site reclamation and remediation activities.

Rio Algom – the Group has responsibility for long-term remediation costs for various mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000.

Closure provisions for other closed sites have been increased in the current period mainly due to refinements of closure plans at the Island Copper mine, Newcastle Steelworks, the Selbaie copper mine and several other smaller sites (refer note 2 ‘Exceptional items’ in the 2004 BHP Billiton Group Annual Financial Statements), and also the classification of Selbaie as a closed site (classified as operating at 30 June 2003). These increases resulted from a number of causes, including: (a) a reassessment during the period of an original pit lake water treatment process which requires additional treatment for a longer period; (b) a comprehensive environmental assessment completed during the period, as a consequence of a change in approach relating to the remediation of river sediment; and, (c) development of detailed closure plans, including site characterisation, in relation to sites which closed during the last two years where closure activities have now commenced.

C.	Organisational Structure

General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise following the completion of the DLC merger in June 2001. You should refer to exhibit 8.1 of this annual report for a list of BHP Billiton Limited and BHP Billiton Plc subsidiaries.

DLC Structure

On 29 June 2001, BHP Limited and Billiton Plc merged by way of a Dual Listed Companies structure, or DLC. To effect the DLC, BHP Limited and Billiton Plc entered into certain contractual arrangements which are designed to place the shareholders of both companies in a position where they effectively have an interest in a single group that combines the assets and is subject to all the liabilities of both companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings. BHP Billiton Limited has a primary listing on the Australian Stock Exchange (ASX) and secondary listings in London, Frankfurt, and Zurich. BHP Billiton Plc has a primary listing in London on the London Stock Exchange (LSE) and a secondary listing in Johannesburg. BHP Billiton also maintains an American Depositary Receipt listing of both BHP Billiton Plc and BHP Billiton Limited on the New York Stock Exchange.

The contractual agreements that BHP Billiton Limited and BHP Billiton Plc entered into to effect the DLC consist of the:

•	Implementation Agreement;

•	Sharing Agreement;

•	Special Voting Shares Deed;

•	BHP Deed Poll Guarantee; and

•	Billiton Deed Poll Guarantee.

In addition, BHP Billiton Limited adopted a new corporate Constitution, and BHP Billiton Plc adopted a new Memorandum and Articles of Association.

The principles embodied in the Sharing Agreement are that:

•	the two companies are to operate as if they were a single unified economic entity, through Boards of Directors which comprise the same individuals and a unified senior executive management;

•	the Directors of the two companies will, in addition to their duties to the company concerned, have regard to the interests of holders of shares in BHP Billiton Limited and holders of shares in BHP Billiton Plc as if the two companies were a single unified economic entity and for that purpose the Directors of each company shall take into account in the exercise of their powers the interests of the shareholders of the other; and

•	the DLC equalisation principles (discussed below) must be observed.

Australian Foreign Investment Review Board (FIRB) Conditions

The Treasurer of Australia approved the DLC merger of BHP Limited and Billiton Plc subject to the following conditions:

•	BHP Limited remains an Australian resident company, incorporated under the Corporations Law, that is listed on the Australian Stock Exchange under the name “BHP Limited” and trades under that name;

•	BHP Limited remains the ultimate holding company of, and continues to ultimately manage and control the companies conducting the businesses which are presently conducted by the subsidiaries of BHP Limited, including: the Minerals, Petroleum, Steel and Services businesses for so long as those businesses form part of the combined BHP Billiton Group (“the Group”);

•	the headquarters of BHP Limited and the global headquarters of the Group are to be in Australia;

•	the headquarters of BHP Limited and the global headquarters of the Group is publicly acknowledged as being in Australia in significant public announcements and in all public documents (as that term is defined in section 88A(1)(a) of the Corporations Law);

•	that both the Chief Executive Officer of the Group and Chief Financial Officer of BHP Limited have their principal place of residence in Australia;

•	the majority of all regularly scheduled Board meetings and Executive Committee meetings of BHP Limited in any calendar year occurs in Australia;

•	the Board of directors of BHP Limited is elected in accordance with the procedures notified in the proposal or in accordance with procedures approved by the Treasurer (for further information refer Item 6 “Directors, Senior Management and Employees – Directors and Senior Management – Directors and Officers of BHP Billiton Group”); and

•	that if BHP Limited wishes to act differently to these conditions, it seeks and obtains the prior approval of the Treasurer.

For the purposes of these conditions a reference to:

(i)	“BHP Limited” means BHP Limited, ACN 004 028 077, and includes “BHP Billiton Limited” or other name adopted by that corporation;

(ii)	Corporations Law (or a provision of that law) includes any re-enactment or substitution of that law (or provision); and,

(iii)	“global headquarters” includes the requirement that both the Chief Executive Officer and the Chief Financial Officer of the dual listed entities, namely BHP Limited and Billiton Plc, will be based in Australia and have their principal offices and key supporting functions in Australia. In addition, the centre of administrative and practice management of BHP Limited shall be in Australia and BHP Limited’s corporate head office activities, of the kind presently carried on in Australia, will continue to be carried on in Australia.

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

Management

Each of BHP Billiton Limited and BHP Billiton Plc has a Board of Directors, and each Board is comprised of the same individuals. The Board of Directors is responsible for the overall direction of the businesses of both companies, including major policy and strategic decisions. The role of the Boards is discussed in Item 6A ‘Board Practices’.

The following management committees have been established:

The Office of the Chief Executive

The Office of the Chief Executive, or the OCE, is the principal executive decision-making body in BHP Billiton. The OCE has three principal functions – to make recommendations to the Board in respect of certain matters on which the Board must make decisions, to oversee the preparation of corporate strategy and to review performance, and to exercise the authority delegated to it by the Board including, amongst other matters, the approval of capital projects between US$50 million and US$100 million. The Chief Executive Officer, Mr. Charles Goodyear, chairs the OCE.

The Executive Committee

The Executive Committee has a communications and influencing role across the Group and has responsibility for approving the Group’s Health, Safety, Environment and Community standards. The Committee is chaired by the Chief Executive Officer.

The Operating Committee

The Operating Committee is responsible for guiding the Group’s strategies in regard to continuous improvement (operating excellence, and knowledge-sharing networks), supply, minerals exploration, technology, project development services and operations talent management. The Operating Committee is chaired by the Group President Non-Ferrous Materials, Mr. Mike Salamon.

Financial Risk Management Committee

Under powers delegated by the Office of the Chief Executive, the Financial Risk Management Committee monitors the Group’s financial risk management policies and exposures, approves financial transactions within the scope of its authority and makes recommendations to the Office of the Chief Executive. The Chief Financial Officer, Mr. Chris Lynch, chairs the Financial Risk Management Committee.

Investment Risk Committee

The Investment Risk Committee operates under powers delegated by the Office of the Chief Executive and makes recommendations to that Committee. It oversees the management approval processes for major investments. Those processes are designed to ensure that:

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

This equalisation principle ensures that there is equitable treatment as regards the holder of one BHP Billiton Limited ordinary share and the holder of one BHP Billiton Plc ordinary share. However, the principle does not of itself establish a legal right in favour of a shareholder of one company over the assets of the other company. The principle provides that the Equalisation Ratio shall govern the economic rights of one BHP Billiton Limited ordinary share relative to one BHP Billiton Plc ordinary share (and vice versa). Where the Equalisation Ratio is 1:1, a holder of one BHP Billiton Limited ordinary share and a holder of one BHP Billiton Plc ordinary share shall, so far as practicable, receive equivalent economic returns and enjoy equivalent rights as to voting in relation to matters affecting the shareholders in similar ways.

Where an action by BHP Billiton Limited or BHP Billiton Plc is proposed such that the action would result in the ratio of the economic returns on, or voting rights of, a BHP Billiton Limited ordinary share to a BHP Billiton Plc ordinary share not being the same as the then prevailing Equalisation Ratio, or which would benefit the holders of ordinary shares in one company relative to the holders of ordinary shares in the other company, then:

•	unless the Board of Directors determines that it is not practicable, a matching action, as described below under “Matching Actions” will be undertaken; or

•	if no matching action is to be undertaken, an appropriate adjustment to the Equalisation Ratio shall be made,

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

Rights to assets on insolvency

Under the terms of the Sharing Agreement, if one of the companies that is a party to the DLC is or is likely to become insolvent, it must immediately give notice to the other company. The solvent company must take steps to ensure that as soon as practicable, economic equivalence is restored as between the shareholders of the solvent company relative to the insolvent company, having regard to the Equalisation Ratio.

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

There are four categories of matters or actions requiring shareholder decisions consisting of:

•	Joint Electorate Actions;

•	Class Rights Actions;

•	Any action which is neither a Class Rights Action nor a Joint Electorate Action but which, under applicable law or regulation, or under the BHP Billiton Limited Constitution or the BHP Billiton Plc Articles of Association, requires shareholder approval. Such matters require only the approval of holders of shares of the company proposing to take the relevant action, unless the Board of Directors decide that such action should be treated as a Joint Electorate Action or a Class Rights Action; and

•	Procedural resolutions, when considered at a shareholders’ meeting at which the holder of a Special Voting Share is entitled to vote, may be voted on by the relevant Special Voting Company either in person or by proxy given to the chairman of the meeting, as it (or the chairman) thinks fit.

Matters which will require approval as a Joint Electorate Action are as follows:

•	the appointment, removal or re-election of any Director of BHP Billiton Limited or BHP Billiton Plc;

•	the receipt or adoption of the annual accounts of each company and any accounts prepared on a combined basis;

•	a change of name by BHP Billiton Limited or BHP Billiton Plc;

•	the appointment or removal of the auditors of each company;

•	any proposed acquisition, disposal or other transaction of the kinds referred to in Chapters 10 and 11 of the ASX Listing Rules or Chapters 10 and 11 of the UK Listing Rules which, in any case, is required under applicable laws and regulations to be authorised by shareholders;

•	any proposed acceptance of a third-party takeover offer by a member of BHP Billiton Plc in respect of any BHP Billiton Limited shares held by that member;

•	any proposed acceptance of a third-party takeover offer by a member of BHP Billiton Limited in respect of any BHP Billiton Plc shares held by that member;

•	any matter considered at an annual or extraordinary general meeting of either company; and

•	any other matter which the Boards decide should be approved as a Joint Electorate Action.

Joint Electorate Actions must be submitted to both companies for approval by shareholders voting at separate meetings but acting as a joint electorate. Parallel shareholders’ meetings will be held on the same date or as close together in time as practicable. A Joint Electorate Action will be taken to have been approved if it is approved by ordinary or special resolution of the holders of shares of one company and the holder of the Special Voting Share, voting as a single class.

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

Under Australian takeovers law and under the BHP Billiton Limited Constitution there is a limit which prevents a person and its associates from exceeding a voting power threshold of 20% in relation to BHP Billiton Limited on a “stand alone” basis as if there were no Special Voting Share and only counting BHP Billiton Limited’s ordinary shares and there is a separate limit which prevents a person and its associates from exceeding a voting power threshold of 20% in relation to BHP Billiton Plc, calculated having regard to all the voting power on a joint electorate basis.

Under the BHP Billiton Plc Articles of Association there is a limit that prevents a person and its concert parties from exceeding a voting power threshold of 30% in relation to BHP Billiton Plc on a “stand alone” basis as if there were no Special Voting Share and only counting BHP Billiton Plc’s ordinary shares. There is also a separate limit which prevents a person and its associates from exceeding a voting power threshold of 20% in relation to BHP Billiton Plc, calculated having regard to all the voting power on a joint electorate basis. Under the United Kingdom City Code a compulsory offer will be required where a person and persons acting in concert with it acquires 30% of the voting rights of a company and this requirement applies to the voting rights of BHP Billiton Plc on the joint electorate basis.

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

Bonus Issue

Under the terms of the DLC Implementation Agreement one existing BHP Billiton Plc share had an economic interest equivalent to 0.4842 existing BHP Billiton Limited shares. In order to ensure that the economic and voting interest of each BHP Billiton Limited and BHP Billiton Plc share was equivalent following implementation of the DLC, there was a bonus issue to BHP Billiton Limited shareholders at a ratio of 1.0651 additional BHP Billiton Limited shares for each existing share held. The bonus share issue was effective 5 July 2001.

D.	Property, Plant and Equipment

All material assets are 100% owned, either directly or through subsidiary companies, unless otherwise stated.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

This Operating and Financial Review and Prospects section is intended to convey to readers management’s perspective of the BHP Billiton Group and its operational and financial performance. We intend this disclosure to assist readers to understand and interpret the BHP Billiton Group Annual Financial Statements included in this report. This section should be read in conjunction with those financial statements, together with the accompanying notes.

This Operating and Financial Review and Prospects section is divided into the following parts:

Our Business – a general description of our business; the main drivers of value; the economic factors affecting our business; the key measurements we use to assess our performance; and the trends and uncertainties we have identified that significantly affect our business.

Application of Critical Accounting Policies and Estimates – a discussion of our accounting policies that require critical judgements and estimates.

Results of Operations – an analysis of consolidated results of operations of the BHP Billiton Group for the three years presented in our financial statements.

Liquidity, and Capital Resources – an analysis of cash flows and sources and uses of cash.

Off-Balance Sheet Arrangements – an analysis of financial arrangements that are not reflected on the Group’s balance sheet.

Tabular Disclosure of Contractual Obligations – an analysis of our debts and contractual obligations.

Our Business

DLC Structure and Basis of Presentation

The BHP Billiton Group combines BHP Billiton Limited and BHP Billiton Plc in a dual listed companies (DLC), structure. BHP Billiton Limited and BHP Billiton Plc remain separate publicly listed companies, but are run by a unified Board and management team. Through a series of contractual and constitutional arrangements, shares in each company effectively represent equivalent interests in a single group combining the assets of both companies, carrying equal voting rights per share and receiving equal dividends.

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

Description of the BHP Billiton Group

The BHP Billiton Group is the world’s largest diversified resources group by market capitalisation, turnover and profit. We had a combined market capitalisation of approximately US$54 billion as of 30 June 2004 and we generated combined turnover and attributable profit (including exceptional items) of US$24.9 billion and US$3.4 billion, respectively, for the year ended 30 June 2004. We generate turnover, profit and cash flows by discovering mineral resources, extracting them through mining, drilling and processing operations, and selling them to our customers. We divide our business into seven business units, or Customer Sector Groups (CSGs):

•	Petroleum, which produces crude oil, natural gas and liquefied natural gas;

•	Aluminium, which produces aluminium and alumina;

•	Base Metals, which produces copper, silver, zinc and lead;

•	Carbon Steel Materials, which does not produce carbon steel, but produces the metallurgical coal, iron ore and manganese used in the production of carbon steel;

•	Diamonds and Specialty Products, which encompasses our diamonds, titanium minerals and metals distribution businesses, and minerals exploration and technology;

•	Energy Coal, which produces energy coal for use in electricity generation; and

•	Stainless Steel Materials, which does not produce stainless steel, but produces the nickel metal, and chrome and nickel ferroalloys used in the production of stainless steel.

In addition, we previously operated a steel business which we spun-off in July 2002 and report in our financial statements as a discontinued operation.

We generally produce products in the southern hemisphere and sell into the northern hemisphere. Our major production operations are in Australia, Latin America and Southern Africa. Our turnover is geographically diversified. About a third of our turnover is generated in Asia (in particular, China, South Korea and Japan), about a third in Europe and the balance in the rest of the world, mainly Australia, North America and Southern Africa.

Key Value Drivers of Our Business

Our strategy is based around discovering and developing large, low-cost, high reserve assets to produce stable cash flows that support an ongoing program of exploration and development of new assets, as well as providing consistent returns to shareholders. In executing this strategy, we focus on 7 key drivers of value:

•	Outstanding assets – our strategy is built around consistently focusing on maximising the operating performance of our large, low-cost, high-reserve assets by reducing costs and improving efficiencies within our businesses to produce good margins and consistent cash flows, while minimising environmental damage and achieving high levels of safety.

•	Growth from deep inventory of projects – we aim to use our strong cash flows to invest in our pipeline of value accretive organic projects, which will provide growth in our business in future years. Our execution of this strategy depends largely on the success of our project management skills, which are reflected in measures such as adherence to budgets and schedules in commissioning new projects.

•	Customer-centric marketing – we have focused our marketing activities on better understanding and meeting the needs of our customers, improving our market share and customer base by developing close relationships with our key customers, improving our ability to anticipate demand, and understanding and reducing our operational and logistical risk, all of which assists us to sell more product at higher margins.

•	The portfolio effect – by operating a portfolio of assets that are diversified across product segments and geographical regions, we benefit from a number of natural hedges that have historically resulted in relatively stable cash flows despite significant recent world events, and volatility in commodity and currency markets over time.

•	The Petroleum CSG – our Petroleum CSG aims to drive value through meeting the growing demand for energy. The current goal of the Petroleum CSG is to increase production profitably through the commissioning of new projects, while at the same time maintaining or increasing our oil and gas reserves at low discovery costs.

•	Innovation – we strive for innovation across our operations, including developing and applying new mining and exploration technologies, such as the FALCONTM airborne gravity gradiometer, improved mining and production processes, such as our patented bio-leaching technology to extract copper from low-grade sulphide ores, and leading business practices. Innovative technology allows us to decrease production costs.

•	Employees – we devote considerable effort towards securing the right people and getting the best out of them in four key ways:

•	Organisation effectiveness, which means effectively aligning our organisational structure with our goals and operations;

•	Resourcing, in particular, ensuring that we have the right people in the right roles;

•	Succession planning and development; and

•	Performance management, in particular our management review and incentive programs.

Key Measures

We use a number of measures to assess how well we have performed in the areas we have identified as key drivers. The key financial measure of our overall strategy is the amount of attributable profit after tax that we earn over time. In 2003-2004, attributable profit after tax (including exceptional items) was approximately US$3.4 billion, an increase of US$1.5 billion, or 77.7% from 2002-2003. The following measures assist us to track various aspects of the business that contribute to the overall result:

Health, safety, environment and community – Our principal measure of our health and safety performance is our “Classified Injury Frequency Rate”, which is the number of classified injuries per million work-hours. Classified injury is defined as any workplace injury that has resulted in the person not returning to their unrestricted normal duties after the day on which the injury was received. Our performance in health and safety during the period was mixed, with seventeen fatalities which is extremely concerning. On a positive note, there was an 8% reduction in our Classified Injury Frequency Rate and a 13% reduction in work related illnesses. In relation to our effect on the environment, our disposal of hazardous waste was down by 26% in 2003-2004. Community donations (on a three-year rolling average) totalled 1.3% of pre-tax profits, against a target of 1%.

Growth projects – We completed 7 major projects (‘major’ being over US$100 million our share) during the period with forecast final capital expenditure totalling US$1,857 million, against total approved capital expenditure of US$1,937 million, a 4.1% reduction from the overall approved amount. All of these 7 major projects were completed on or ahead of schedule. Additionally, we approved 5 further major projects during the period with total approved capital expenditure of US$2,211 million. Another 9 major projects are under development with approved capital expenditure totalling US$2,851 million. Of these 14 projects that were under construction, 11 are within approved expenditure limits and tracking on or ahead of schedule. The exceptions are Minerva, ROD Integrated Development, and Dendrobium mine development.

Operational efficiency – In order to assess whether we are operating our assets well across the Group, we look primarily at profit before tax and interest. Profit before tax and interest is a good measure of the performance of particular Customer Sector Groups because substantial components of our tax and interest charges are levied at a Group, rather than CSG, level. Profit before taxation and interest will continue to be a key management focus in 2004-2005 and beyond.

Stable cash flow – If we are successful in diversifying our portfolio of assets across commodities and geographical regions, we would expect that, although results in individual Customer Sector Groups may be volatile, our aggregate cash flows across the Group will be relatively stable. In this respect, our available cash flow (net operating cash flow after paying tax and interest, but before capital expenditure, acquisitions or dividends) was US$5.2 billion in 2003-2004, compared to US$3.6 billion in 2002-2003.

Liquidity and capital management – We monitor our overall net debt level both in absolute terms and as a percentage of our net debt plus net assets, which we refer to as our gearing level. At 30 June 2004, our net debt was US$4.8 billion, and our gearing level was 24.9%. Assuming all else were equal, a higher gearing level would result in a higher return on equity, but increase the risk that we would be unable to meet our debt repayments. We also monitor our ability to meet our interest payments from our profit before depreciation, amortisation, interest and tax, which we term our interest cover ratio. For this purpose we use net interest, which includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, and exchange differences arising from net debt. For 2003-2004, we had an interest cover ratio of 21.1 times. Our ratio of earnings to fixed charges, which is calculated on earnings after depreciation and amortisation, was 10.9. These factors, combined with our stable cash flows referred to previously, have resulted in us being assigned credit ratings of ‘A+’ by Standard & Poors and ‘A2 (+ve)’ by Moody’s credit rating agencies. Our target is to maintain an “A” credit rating.

External Factors Affecting Our Results

The following section describes some of the external factors that have a material impact on our financial condition and results of operations. We manage the risks discussed in this section under our portfolio management approach, which relies on the effects of diversification, rather than individual price risk management programs. You should refer to note 29 ‘Financial instruments’ in the 2004 BHP Billiton Group Annual Financial Statements for details of our hedge transactions outstanding at 30 June 2004.

Commodity prices

The prices we obtain for our commodities are determined by, or linked to, prices in world commodity markets which have historically been subject to substantial variations because of fluctuations in supply and demand, particularly in the petroleum industry and certain sectors of the minerals industry. We expect that volatility in prices for most of our commodities will continue for the foreseeable future. This volatility has an impact on our revenues and profits from period to period.

Our main commodities are aluminium, alumina, copper, iron ore, chrome, nickel, ferroalloys, metallurgical and energy coal, oil, gas and liquefied petroleum gas. Metals such as aluminium and copper are generally sold under contract, often long-term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metals Exchange, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply.

Aluminium—The aluminium market strengthened throughout fiscal 2004, moving from surplus in 2003 to deficit in 2004. Chinese demand remained strong, although government-led economic measures might see a moderation in its future growth. Demand also improved due to the synchronised global economic recovery, with strong demand growth in the US, Japan and other Asian countries. The aluminium supply side has substantially benefited from constraints upon Chinese production growth, mainly due to strong power and alumina prices. In reflection of these factors, reported aluminium stocks have declined throughout calendar 2004.

Alumina - The smelter grade alumina market remained strong. The spot alumina price increased from about US$300 per tonne at the start of fiscal 2004 to more than US$500 per tonne in early calendar 2004 before falling back again to about US$300 per tonne. The underlying strength in the alumina market had been catalysed and sustained by Chinese demand. However, demand outside China has been supportive as well. The outlook for the alumina and aluminium markets is sound, supported in both cases by solid demand and high effective industry utilisation rates at present.

Copper - Over the last five years to mid calendar 2003, copper prices had declined steadily, primarily reflecting the economic slowdown. Since that time, copper prices have rebounded strongly reflecting improving demand, due to a recovery in the US and Japanese economies along with continued rapid growth in China.

Nickel - Historically, nickel prices have been more volatile than most other metals. During the 1990s the nickel price weakened from the collapse of nickel consumption in the former Soviet Union and the redirection of its production to world markets. This excess production has been fully absorbed and world nickel producers are operating close to full capacity, with a consequent increase in the nickel price during the past year.

Ferrochrome - Ferrochrome prices have been depressed in recent years because of oversupply and a significant producer stock build-up, mainly in South Africa. The excess stocks have now been reduced and the market appears to be roughly in balance. While the inventory oversupply has now been reduced, the low cost of entry to the chrome industry remains an issue facing producers and this is further complicated by the volatility of the South African rand.

Coal - Metallurgical and energy coal prices generally are also driven by supply and demand. Short-term, metallurgical coal demand is expected to remain positive, with medium term demand rising, linked to strong growth in Asia. Demand for energy coal continues to grow in absolute terms as world electricity fuel demand increases, with prices fluctuating in the short term based on supply-demand fundamentals but continuing to be consistently below oil and gas prices on an energy equivalent basis.

Iron Ore - The short-term outlook for iron ore prices is for continued strong growth due to ongoing high demand from China and sustained Japanese demand on the back of strong steel production and close to record exports. The improving financial health of the world’s steel industry and stronger raw materials demand suggests positive price outlooks.

Oil and Gas - Oil and gas prices are dominated by global supply and demand conditions, linked to industrial production and political factors with the Organisation of Petroleum Exporting Countries (OPEC).

The prices of several of our main commodities, including our oil and gas prices, may also be affected by changes in economic and political conditions around the world as a result of acts of terrorism or hostilities or war.

Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases. For example, our products are predominantly priced in US dollars. As a result, fluctuations in the Australian dollar or South African rand, which account for a substantial portion of our operating expenses, relative to the US dollar could have a material impact (positive or negative) on our financial condition and results of operations.

We are also exposed to exchange rate translation risk in relation to our foreign currency denominated monetary assets and liabilities including debt and long-term liabilities (other than site restoration provisions). This includes our net borrowings denominated in South African rand, which at 30 June 2004, were approximately 4% of our net debt on a UK GAAP basis.

Our gains and losses due to legacy foreign currency hedging in effect prior to the merger of BHP Limited and Billiton Plc amounted to gains of US$39 million, losses of US$86 million and losses of US$305 million in the years ended 30 June 2004, 2003 and 2002, respectively. These hedges expired during the 2003-2004 financial year. Our gains and losses on restatement of non US dollar net monetary liabilities were losses of US$278 million, losses of US$380 million and gains of US$180 million in the years ended 30 June 2004, 2003 and 2002, respectively.

Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US$ floating interest rate basis. Deviation from our policy would require the approval of our

Financial Risk Management Committee. We have some borrowings that are on a fixed interest rate basis which are primarily legacy positions in existence prior to the merger.

Trends and Uncertainties

We operate our business in a dynamic and changing environment, and with information that is rarely complete and exact. In this section, we discuss the most important areas where management sees trends occurring that may materially affect our future financial condition and results of operations, risks that could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

Commodity price, currency exchange rate and interest rate volatility – our business is exposed to the volatility of each of these market-based variables. Our current position and approach for each of these is outlined above under “External Factors Affecting Our Results”.

Growth in product demand – the Chinese market has become a significant source of global growth for the basic commodities we sell. China now represents in excess of 29% of global seaborne iron ore demand, 20% of copper and alumina, 12% of nickel and 7% of oil demand. Global demand for these commodities on average approximately doubled from 7% of global demand to 15% between 1990 and 2000 and has continued to grow. While this increase represents a significant business opportunity for us, our exposure to China’s economic fortunes and economic policies has increased. In recent times, we have seen a synchronised upward movement in commodity prices driven largely by Chinese demand. This synchronisation has introduced increased volatility in our commodity portfolio. The upward synchronisation of prices, while currently a positive impact, raises the potential of downward synchronisation in the event China growth stalls.

Exploration and development of resources – because a substantial portion of our revenues and profits are related to our oil and gas and minerals operations, our results and financial condition are directly related to the success of our exploration efforts and our ability to replace existing reserves. However, there are no guarantees our exploration programs will be successful. When we identify an economic deposit there are often significant challenges and hurdles entailed in its development, such as negotiating rights to extract ore with governments and landowners, design and construction of required infrastructure, utilisation of new technologies in processing and building customer support.

Reserves estimation – The reserves we report in this annual report are our estimates of the amount of product that we can economically and legally extract from our properties. In order to calculate our reserves, we must make estimates and assumptions about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires us to determine the size, shape, and depth of orebodies or fields by analyzing geological data such as drilling samples. This process may require us to make complex and difficult geological judgements and calculations in order to interpret the data. Our reserves estimations may change substantially if new information subsequently becomes available.

Health, safety and environment – Central to our business is a commitment to health, safety, environmental responsibility and sustainable development. Our aims are to achieve zero harm in our health and safety performance, to embed a systematic approach to environmental risk management and to increase our engagement with host communities. Quite often these aims will lead to implementation of standards that exceed applicable legal and regulatory requirements. Apart from our belief that applying best industry practice in health, safety and environment management is part of being a good corporate citizen, we believe establishing a track record of minimising health, safety and environmental impacts leads to higher levels of trust in the communities in which we operate, and among the governments that regulate us and the organisations that monitor our conduct.

Given the nature of our operations, there remains a risk that, despite our best efforts, health, safety or environmental incidents may occur that could result in fines or remediation expenditures and damage our reputation, making it harder for us to do business in the future. Our activities are also highly regulated by health, safety and environmental laws in a number of jurisdictions. As regulatory standards and expectations are constantly developing and generally becoming more onerous, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses.

Three examples of material uncertainties identified by management as key risks to our business are first: the regulation of greenhouse gas emissions and potential reductions in fossil fuel consumption per capita and general consumption associated with such regulation; secondly the impact upon workers in our South African business of the HIV/AIDS infection rate; and thirdly compliance with European regulations requiring proof that mineral resources can be used without affecting health or the environment.

Application of Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported turnover and costs during the period. On an ongoing basis, our management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

We have identified the following critical accounting polices under which we are required to make estimates and assumptions and where actual results may differ from these estimates under different assumptions and conditions and may materially affect our financial results or financial position reported in future periods.

Reserve estimates

The reserves we report in this annual report are our estimates of the amount of product that we can economically and legally extract from our properties. In order to calculate our reserves, we must make estimates and assumptions about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires us to determine the size, shape, and depth of orebodies or fields by analysing geological data such as drilling samples. This process may require us to make complex and difficult geological judgements and calculations in order to interpret the data.

Industry Guide 7, issued by the US Securities and Exchange Commission (SEC), sets out the requirements in relation to reserve reporting of minerals in SEC filings. It requires us to base our economic assumptions on current economic conditions. With respect to the prices at which we assume that we will be able to sell our products, we use the three-year historical average for each commodity. We are also required to report our ore reserves in our home jurisdictions, Australia and the UK, under the Australasian Code for reporting of Mineral Resources and Ore Reserves September 1999, known as the JORC Code. The JORC Code requires us to use reasonable investment assumptions to calculate our reserves, which may differ from assumptions based on current economic conditions. For this reason, we sometimes report different reserves under Industry Guide 7 to those we report under the JORC Code.

We report our oil and gas reserves in this annual report, and also in our home jurisdictions, Australia and the UK, based on prices prevailing at the time of the estimates and Industry Guide 2, issued by the SEC.

Because the economic assumptions we use to estimate reserves change from period to period, and because we generate additional geological data as we undertake operations, our estimates of economically recoverable reserves may change from period to period. Changes in reported reserves may affect us in a number of ways, including the following:

•	Our asset carrying values may be affected due to changes in estimated future cash flows;

•	Our depreciation, depletion and amortisation charged against the profit and loss account may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

•	Our deferred overburden removal costs recorded in the balance sheet or charged against the profit and loss account may change due to changes in stripping ratios or where such charges are determined by the units of production basis;

•	Our decommissioning, site restoration and environmental provisions may change where changes in our estimated reserves affect our expectations in respect of the timing or cost of these activities; or,

•	Our provisions against deferred tax assets may change due to changes in the estimated certainty of realising the tax benefits.

Exploration, evaluation & development expenditure

We capitalise certain exploration, evaluation and development expenditure where we consider it likely that we will be able to recover the expenditure by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves. This process necessarily requires our management to make certain estimates and assumptions as to future events and circumstances, in particular, whether we can establish an economically viable extraction operation. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written-off to the profit and loss account. An amount of US$378 million has been carried forward in net tangible fixed assets as capitalised exploration and evaluation expenditure at 30 June 2004.

Tangible assets valuation

We review the carrying value of each income-generating unit at least annually to evaluate whether the carrying amount is recoverable. We may review assets more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. We determine if an asset is impaired by comparing the carrying value with the higher of net realisable value and value in use. We generally determine value in use by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. We estimate future cash flows based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves (see “Reserve estimates” above), operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets. In such circumstances, some or all of the carrying value of these assets may be impaired and we would charge the impairment against the profit and loss account.

Defined benefit pension costs and other post-retirement benefits

We operate or participate in a number of post-retirement schemes (including pensions and medical benefits plans) throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes, where applicable, are generally held separately from ours and are administered by trustees or management boards.

We use Statement of Standard Accounting Practice (SSAP) 24 “Accounting for Pension Costs” under UK GAAP to record our assets, liabilities and costs in our balance sheet and profit and loss account in respect of these schemes. This basis of measurement takes into account the performance of scheme assets, where applicable, and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation to our employees and that surpluses are recoverable by us, over the expected remaining periods of service of our employees. We consequently recognise a liability or asset in the balance sheet to the extent that the contributions payable either lag or precede expense recognition.

The process necessarily requires management annually to make certain estimates and assumptions as to future returns on various classes of assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining periods of service of our employees. In making these estimates and assumptions, management considers advice provided by external advisors, such as actuaries.

In addition, an alternative policy acceptable under UK GAAP would be the application of FRS 17 ‘Retirement Benefits’. Under FRS 17, all surpluses would be recognised to the extent they are considered recoverable and all deficits would be recognised in full. For disclosures under the transitionary provisions of FRS 17, which is not yet mandatory, you should refer to note 27 ‘Pensions and post-retirement medical benefits’ in the 2004 BHP Billiton Group Annual Financial Statements. If we had applied FRS 17 in preparing our financial statements for the year ended 30 June 2004, our shareholders’ funds would have been approximately US$430 million lower, mainly reflecting the impacts on our schemes of movements in global equity markets, and our profit after tax would have been approximately US$40 million lower.

Decommissioning, site restoration and environmental costs

Our activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, we have a policy of ensuring that reclamation is planned and financed from the early stages of any operation. We make provision for the cost of reclamation of our mining and processing facilities along with the decommissioning of our oil platforms and infrastructure associated with petroleum activities. Our estimation of the cost of future reclamation and decommissioning activities is subject to uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination and the timing and extent of reclamation and decommissioning activities required. While the provisions at 30 June 2004 represent our best estimate of the future costs required, these uncertainties might result in future actual expenditure differing from the amounts provided at this time.

At 30 June 2004, we had provided US$2,783 million for reclamation and decommissioning costs in the provision for site rehabilitation. Of this amount, US$1,081 million was provided for closed sites. Adjustments to the provisions in relation to these closed sites are recognised in the profit and loss account during the period in which the adjustments are made. In addition to the uncertainties noted above, certain of these activities are subject to legal disputes and depending on the ultimate resolution of these issues the final liability for these matters could vary. We review the amounts provided in relation to closed sites periodically based upon the facts and circumstances available at the time and our provisions are updated accordingly. Refer Results of Operations in relation to the charge in the 2003-2004 year of US$534 million. We believe that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, our liabilities in relation to closed sites could be in the order of 35% greater or in the order of 20% lower than the US$1,081 million we have provided at year-end.

Deferred taxation

We recognise deferred tax assets in our balance sheet only where it is more likely than not that they will be recovered. A proportion of our deferred tax assets recorded in our balance sheet relate to current or prior period tax losses and capital losses where management considers that it is more likely than not that we will recover the benefit of those tax losses and capital losses in future periods through the generation of sufficient future taxable profits. Our assumptions in relation to the generation of sufficient future taxable profits depend on our estimates of future cash flows, which are estimated based on production and sales plans, commodity prices, recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter the projections, which may impact the recoverability of the assets recorded in our balance sheet and those tax losses and timing differences excluded. In such circumstances, some or all of the carrying value of these deferred tax assets may require provisioning and we would charge the expense to the profit and loss account, and conversely, some or all of the provisions against the tax losses and timing differences excluded may be reversed and we would credit the benefit to the profit and loss account. During the year, certain provisions previously established were determined to be no longer necessary, and US$238 million has been recorded as an exceptional tax benefit.

At 30 June 2004, our deferred tax assets included US$526 million in relation to current or prior period tax losses and capital losses, and our deferred tax assets exclude US$738 million in relation to current or prior period tax losses and capital losses and US$557 million in relation to timing differences where management has concluded that it is more likely than not that we will not generate sufficient future relevant income to recover these losses and timing differences in future periods.

A.	Operating Results

Year ended 30 June 2004 compared with year ended 30 June 2003

The following discussion and analysis is based on the BHP Billiton Group’s Annual Financial Statements, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the two years ended 30 June 2004 and 30 June 2003 as prepared in conformity with UK GAAP.

In this analysis, all references to 2003-2004 or the current period are to the year ended 30 June 2004 and all references to 2002-2003 or the corresponding period are to the year ended 30 June 2003.

Results of operations

Consolidated

Global economic conditions improved during the year ended 30 June 2004. As product demand and commodity prices both improved, we generated higher cash flows from operating activities, increased our profit after tax and our returns to shareholders, while still continuing our investment in value accretive growth projects.

Profit after tax (before equity minority interests) for the year ended 30 June 2004 was US$3.5 billion compared with US$1.9 billion for the corresponding period. Excluding exceptional items and discontinued operations, profit after taxation (before equity minority interests) was US$3.6 billion compared with US$2.0 billion for the year ended 30 June 2003.

Turnover (including share of joint ventures and associates and turnover from third party products) was US$24.9 billion for 2003-2004 compared with US$17.5 billion for the corresponding period. Turnover from third party products increased from US$3.4 billion in 2002-2003 to US$6.7 billion in 2003-2004.

Record production volumes were achieved at a number of our businesses as seven new projects came on stream and other projects ramped up to full production. Our “Operating Excellence” efficiency improvement initiatives also contributed to the increased production, allowing us to take full advantage of strong market demand. Western Australian iron ore, Queensland coal and Groote Eylandt manganese (all Australia) operations produced record volumes of iron ore, coking coal and manganese ore, respectively. Escondida (Chile) produced record copper volumes, Cannington (Australia) produced record silver volumes and Ekati (Canada) achieved record diamond volumes. Record alumina, aluminium, nickel and natural gas volumes were also achieved during the current year.

Available cash flow (after interest and tax) for 2003-2004 was a record US$5.2 billion. This strength in cash flow enabled the continuing development of our project pipeline. The seven projects successfully commissioned during the year required a capital investment of approximately US$1.9 billion. Our Board also approved five major projects during the year: the Worsley Development Capital Projects, Escondida Sulphide Leach, Panda Underground, Ravensthorpe Nickel and the Yabulu Extension projects, representing a combined forecast capital expenditure of US$2.2 billion. In total, we currently have 14 major growth projects under development, 11 of which are tracking within our Board’s approved budget and schedule. The Minerva gas project in Australia has a rescheduled completion date and a re-estimated cost emanating from a review of contractual arrangements relating to design and construction, the ROD oil project in Algeria has a rescheduled completion date due to delays in procurement of some equipment and materials, and below expected construction productivity, and the Dendrobium mine development project has a re-estimated cost arising from more difficult than expected mining conditions.

We have consistently stated that the priorities for our cash flow are (1) to finance growth opportunities with attractive rates of return, (2) to maintain a capital structure in line with an A credit rating, and (3) to return cash to shareholders, either through our progressive dividend policy or by other means.

Our Board remains committed to demonstrating strong capital discipline whilst ensuring that we are able to finance our strong and growing organic growth pipeline. Following a review of our current and anticipated cash flows, our Board approved a number of actions associated with capital management activities. On 18 August 2004, we declared a final dividend of 9.5 US cents per share for 2003-2004, an increase of 26.7% over last year’s final dividend. This brings the total dividends for 2003-2004 to 26.0 US cents per share (see “Dividends” below). Additionally, our Board approved plans to pursue additional capital management initiatives with a target amount of up to US$2 billion (see “Capital Management” in section B “Liquidity and Capital Resources” below).

Profit before interest and taxation was US$5.0 billion for 2003-2004 compared with a profit of US$3.5 billion for 2002-2003. Excluding exceptional items and discontinued operations, profit before interest and taxation was US$5.5 billion for 2003-2004 compared with a profit of US$3.5 billion for 2002-2003. The 2003-2004 profit before tax was reduced by exceptional items totalling US$468 million (US$131 million after tax) as follows:

•	We refined our plans in relation to certain closed operations. This resulted in a charge of US$534 million (US$512 million after tax) comprising:

•	At Southwest Copper (US), a charge of US$425 million (nil tax benefit) resulting from a comprehensive review of closure plans that was undertaken following the refocusing of the Group’s direction during the period towards an accelerated closure strategy. This followed exhaustion of previous alternative strategies, and resulted in a shortened timeframe to closure for some of the facilities. Actions during the year resulting from the review included the announcement of the closure of the San Manuel plant facilities in October 2003, and the divestment and farm-out of certain assets and liabilities during the period, such as the Robinson copper/gold mining operation and the Resolution copper exploration prospect. The review also indicated (a) higher short-term closure costs, due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets; and,

•	At other closed sites, a charge of US$109 million (before a tax benefit of US$22 million), in relation to the Island Copper mine (Canada), the Newcastle steelworks (Australia), the Selbaie copper mine (Canada), and several other smaller sites. These increases resulted from a number of causes, including (a) a reassessment during the period of an original pit lake water treatment process which requires additional treatment for a longer period; (b) a comprehensive environmental assessment completed during the period as a consequence of a change in approach relating to the remediation of river sediment; and, (c) development of detailed closure plans, including site characterisation, in relation to sites which closed during the last two years where closure activities have now commenced.

•	We announced we were part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, we have recorded an exceptional gain of US$66 million (US$48 million after tax);

•	We elected to consolidate our Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, we have chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK GAAP; and

•	The level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada has increased to the extent that some of the provisions against deferred tax assets established in prior years are no longer necessary. This is a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, we have recorded an exceptional tax benefit of US$238 million.

The exceptional item in 2002-2003 was a loss of US$19 million on the 6% of BHP Steel retained by BHP Billiton following its demerger, which became effective on 1 July 2002. BHP Steel has been disclosed as a discontinued business for prior periods.

Apart from the exceptional items, the principal factors that affected profit before interest and taxation for 2003-2004 compared with 2002-2003 were:

•	Higher sales volumes of copper, iron ore, aluminium, natural gas, LPG, manganese ore, metallurgical coal and diamonds were partially offset by lower oil and titanium feedstock product volumes. This resulted in a net positive impact on profit before interest and taxation of approximately US$180 million;

•	Higher commodity prices increased profit before interest and taxation by approximately US$3,145 million with copper, nickel, petroleum products, aluminium, export energy coal, ferrochrome and iron ore prices having significant contributions;

•	New operations increased profit before interest and taxation by approximately US$55 million mainly due to the commencement of commercial production from the Ohanet wet gas development in Algeria from October 2003;

•	Ceased and sold operations had a favourable impact on profit before interest and taxation of approximately US$75 million. This mainly reflects the impact of divested assets including our petroleum assets in Bolivia, the Alumbrera copper/gold mine in Argentina, and our 33.6% interest in the Highland Valley Copper mine; and,

•	Asset sales favourably impacted profit before interest and taxation by approximately US$60 million mainly due to the sale of non-core assets in the current period, including a non-core royalty interest in December 2003 and sales of non-core mineral rights.

The favourable impact of these items was partially offset by the following:

•	Net costs increased by US$555 million, as a result of:

•	Higher price-linked costs decreased profit before interest and taxation by approximately US$325 million, mainly due to increased taxes on petroleum products, and higher LME-linked costs;

•	Inflationary and other input cost pressures, principally in South Africa and Australia, increased costs by approximately US$300 million; and

•	These factors were partially offset by favourable operating cost performance of approximately US$70 million.

•	The unfavourable exchange rate impact on profit before interest and taxation of US$775 million was primarily due to stronger A$/US$ and rand/US$ average exchange rates on operating costs, which had an unfavourable impact on profit before interest and taxation of approximately US$915 million. The conversion of rand and Australian dollar denominated net monetary liabilities at 30 June 2004 date had a favourable impact of approximately US$65 million on profit before interest and taxation, which was mainly due to the closing A$/US$ exchange rate appreciating 3.4% during the current period compared with an appreciation of 17.7% in the corresponding period. Gains on legacy A$/US$ currency hedging of US$39 million in the current period had a favourable impact of US$125 million compared to losses of US$86 million in the corresponding period; and,

•	Exploration expense was approximately US$85 million higher than in the prior period. Gross exploration expenditure was US$454 million, comprising petroleum exploration of US$340 million and minerals exploration of US$114 million, compared with US$348 million in the corresponding period. Exploration expenditure amounting to US$170 million was capitalised during 2003-2004, and exploration charged against profit in 2003-2004 was US$336 million, including US$52 million of exploration expenditure previously capitalised, which was written off as impaired.

Variations in stripping ratios have not had a material impact on the reported results of 2003-2004 as compared to the corresponding period.

Depreciation and amortisation expense increased US$103 million to US$1,751 million in 2003-2004. This mainly reflected increased depreciation charges from newly commissioned operations at Ohanet, Western Australian iron ore operations, Escondida, Mozal and Hillside.

Net interest fell from US$537 million to US$502 million, principally driven by lower average debt levels and active management of our debt portfolio which has resulted in lower average interest rates. Included in net interest were exchange losses on net debt, mainly relating to the translation of rand denominated debt, of US$133 million compared with losses of US$140 million in the corresponding period.

Including exceptional items, the tax charge for 2003-2004 was US$1,042 million compared with US$984 million for 2002-2003, representing an effective taxation rate for 2003-2004 of 23.1% compared with 33.6% in 2002-2003. The net tax effects of exceptional items in 2003-2004 were a benefit of US$337 million, comprising mainly the introduction of the tax consolidation regime in Australia (benefit of US$95 million) and the recognition of certain US and Canadian taxation deductions (benefit of US$238 million). The tax effects of other exceptional items in 2003-2004 were a benefit of US$4 million. There were no tax effects of exceptional items in 2002-2003.

The tax charge on earnings, excluding exceptional items, was US$1,379 million, representing an effective rate of 27.7%. Excluding the impacts of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, mainly attributable to the strengthening of both the rand and Australian dollar against the US dollar during the period, the effective rate was 26.4%. When compared to the UK and Australian statutory tax rate (30%, excluding a surcharge of 10% for petroleum operations in the UK), the underlying effective tax rate benefited 2% due to the recognition of tax losses (US$100 million) in the US. In addition, investment incentives, development entitlements and other unbenefited tax losses and tax credits were recognised during the year which further reduced the effective rate by 2.4%. These benefits were offset by non-deductible accounting depreciation and amortisation, non-tax effected losses and other items which increased the effective tax rate, before foreign exchange impacts, by 0.8%.

The share of net profit attributable to outside equity interests share of profit after taxation increased from US$40 million in 2002-2003 to US$97 million in 2003-2004.

Customer Sector Group Summary

The following table provides a summary of the Customer Sector Group results for the year ended 30 June 2004 and the corresponding period.

Year ended 30 June (US$ Million)	Turnover			Profit before interest and taxation
	2004	2003	Change%	2004	2003	Change%
Petroleum	5,558	3,264	70.3%	1,457	1,178	23.7%
Aluminium	4,432	3,386	30.9%	776	581	33.6%
Base Metals	3,422	1,954	75.1%	674	286	135.7%
Carbon Steel Materials	4,857	3,714	30.8%	1,137	1,045	8.8%
Diamonds and Specialty Products	1,710	1,485	15.2%	410	299	37.1%
Energy Coal	2,569	2,089	23.0%	234	198	18.2%
Stainless Steel Materials	1,749	1,106	58.1%	561	150	274.0%
Group and unallocated items	1,796	1,014	77.1%	(229)	(256)	N/A
Discontinued Operations	—	—	N/A	—	(19)	N/A
Less: inter-segment turnover	(1,150)	(506)
BHP Billiton Group	24,943	17,506	42.5%	5,020	3,462	45.0%

Petroleum

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$5.6 billion during 2003-2004, an increase of US$2.3 billion, or 70.3%, over 2002-2003. Turnover includes sales of third party product, which increased by US$2,035 million to US$2,331 million in the current year. Turnover was favourably affected in 2003-2004 by higher average realised prices for all petroleum products compared with the corresponding period, including higher average realised oil prices of US$32.24 per barrel compared to US$28.14 per barrel, and higher average realised natural gas prices of US$2.62 per thousand standard cubic feet compared with US$2.21 per thousand standard cubic feet. Additionally, there was a 1% increase in total production of petroleum products. Total production in 2003-2004 was 122.5 million barrels of oil equivalent, compared with total production in 2002-2003 of 121.8 million barrels of oil equivalent.

You should refer to the “Glossary of terms” section of this annual report for conversions between tonnes and barrels or cubic feet.

Profit before interest and taxation for 2003-2004 was US$1,457 million compared with a profit of US$1,178 million in the corresponding period. The 2003-2004 result included an exceptional gain of US$66 million before taxation in relation to the settlement with Dalmine SpA. No exceptional items were included in 2002-2003.

Excluding exceptional items, Petroleum’s profit before interest and taxation was US$1,391 million in 2003-2004, an increase of US$213 million or 18.1% compared with 2002-2003. The increase was primarily driven by the favourable higher average price factors mentioned above, together with new production from Ohanet (Algeria) and Boris (US), a write down of the Group’s Bolivian assets in 2002-2003, due to a government driven change to fiscal arrangements, and a smaller loss on foreign exchange than in 2002-2003. These factors were partly offset by the unfavourable effect of higher price-linked costs, increased exploration expenditure, and losses on sale of third party products.

Exploration expenditure incurred in 2003-2004 was US$340 million. The amount charged to profit was US$181 million (including US$6 million of exploration expenditure previously capitalised, now written off as impaired) and expenditure of US$165 million was capitalised. In 2002-2003, exploration expenditure incurred was US$243 million and the amount charged to profit was US$154 million (reflecting capitalised expenditure of US$97 million and US$8 million exploration expenditure previously capitalised, which was written off as impaired). The increase of US $97 million reflected increased exploration activity in the Gulf of Mexico, Trinidad and Tobago and Western Australia.

Aluminium

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$4.4 billion during 2003-2004, an increase of US$1.0 billion, or 30.9%, compared with the corresponding period.

Turnover was favourably affected by higher realised prices for aluminium and alumina. Average LME aluminium prices increased to US$1,570 per tonne in 2003-2004, compared with US$1,360 per tonne in the corresponding period. Higher sales volumes from Mozal 2 (Mozambique) and Hillside 3 (South Africa) following full commissioning in August 2003 and December 2003 respectively, also had a favourable impact. In addition, there were increased sales of third party product in 2003-2004, which increased by US$490 million to US$1,823 million in the current year.

Aluminium smelter production was 1,256,000 tonnes in 2003-2004 compared with 1,074,000 tonnes in the corresponding period and alumina production increased from 4.1 million tonnes in 2002-2003 to 4.2 million tonnes in 2003-2004.

Profit before interest and taxation for 2003-2004 was US$776 million compared with a profit of US$581 million in the corresponding period. The 2002-2003 and 2003-2004 results included no exceptional items. The increase was mainly attributable to the price and volume increases mentioned above. These factors were partially offset by the unfavourable impact on operating costs of strengthening A$/US$, rand/US$ and Brazilian real/US$ average exchange rates, higher LME price-linked costs, increased transportation costs and inflationary pressure in Brazil.

Base Metals

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$3.4 billion during 2003-2004, an increase of US$1.5 billion, or 75.1%, compared with the corresponding period. This increase was mainly attributable to higher average realised prices for copper of US$1.14/lb in 2003-2004, compared with US$0.73/lb in 2002-2003, and also for silver, lead and zinc. Record production was achieved at Escondida where de-bottlenecking continues as the operation moves towards full capacity. The improvement in the copper market allowed sulphide operations at Tintaya (Peru) to resume in August 2003, returning to full capacity during the current calendar year. Record production was also achieved at Cannington, and production of zinc at Antamina (Peru) was significantly higher. In addition, there were increased sales of third party product in 2003-2004, which increased by US$297 million to US$335 million in the current year.

Production of payable copper increased by 13% to 696,700 tonnes in 2003-2004 compared with 614,900 tonnes in the corresponding period. Zinc production was 159,200 tonnes in 2003-2004, a decrease of 18% compared with 193,800 tonnes in the corresponding period. Silver production was 43,700,000 ounces in 2003-2004, an increase of 6% compared with 41,128,000 ounces in 2002-2003 and lead production was 249,885 tonnes in 2003-2004 an increase of 4% compared with 240,042 tonnes in the corresponding period.

Profit before interest and taxation for 2003-2004 was US$674 million compared with a profit of US$286 million in the corresponding period. The 2003-2004 result included an exceptional charge of US$482 million before taxation, including a net charge to profit of US$425 million at Southwest Copper (US) resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and partly offset by an increase in the residual value of certain assets. The 2002-2003 result included no exceptional items.

Excluding exceptional items, Base Metals’ profit before interest and taxation was US$1,156 million in 2003-2004, an increase of US$870 million compared with 2002-2003. The increase was mainly attributable to the price and volume increases mentioned above. These factors were partially offset by the unfavourable impact on operating costs of stronger A$/US$ and Chilean peso/US$ average exchange rates, higher operating and maintenance costs at Escondida, and higher production costs at Antamina. The prior year included a profit of US$40 million relating to the Alumbrera mine, which was sold effective April 2003.

Exploration expenditure incurred and expensed was US$10 million in 2003-2004 and US$12 million in 2002-2003.

Carbon Steel Materials

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$4.9 billion during 2003-2004, an increase of US$1.1 billion, or 30.8%, compared with 2002-2003. This increase was mainly attributable to stronger commodity prices, record production and sales volumes at Western Australian iron ore operations, and higher sales at both Queensland coal and Australian manganese ore operations.

Attributable Western Australian iron ore production was 76.5 million wet tonnes, an increase of 16% compared with the corresponding period. This increase reflects strong customer demand for iron ore products along with additional capacity following the completion of the Area C and Products and Capacity Expansion projects.

Production of Samarco pellets, pellet feed and sinter fines was 7.7 million tonnes in 2003-2004, a decrease of 0.2 million tonnes compared with the corresponding period.

Queensland coal production was 29.5 million tonnes in 2003-2004, an increase of 6% compared with the corresponding period. This reflects stronger market demand. Illawarra Coal production was 5.8 million tonnes in 2003-2004, a decrease of 14% compared with 2002-2003, largely reflecting difficult mining conditions.

Manganese alloy production was 712,000 tonnes in 2003-2004, a decrease of 3% compared with 2002-2003. Manganese ore production was 5.0 million tonnes, an increase of 21% compared with 2002-2003 which was due to strong customer demand.

Boodarie Iron production was 1,716,000 tonnes in 2003-2004, an increase of 3% compared with 2002-2003.

Profit before interest and taxation for 2003-2004 was US$1,137 million compared with a profit of US$1,045 million in the corresponding period. The 2002-2003 and 2003-2004 results included no exceptional items. The increase was mainly attributable to the price and volume increases mentioned above. In addition, local currency unit cost performance improved at Western Australian iron ore, as a result of ongoing cost efficiency programs and increased production. These improvements were partially offset by the unfavourable impact of stronger A$/US$ and rand/US$ average exchange rates and inflationary pressure on Australian and South African operations compared with the corresponding period. Depreciation charges increased at Western Australian iron ore operations following the completion of the Area C and Products and Capacity Expansion projects, and stripping and demurrage costs were higher at Queensland coal and Western Australian iron ore operations.

Exploration expenditure incurred and charged to profit was US$8 million in 2003-2004 and US$9 million in 2002-2003.

Diamonds and Specialty Products

Turnover, including share of joint ventures and associates and including inter-segment turnover, was US$1.7 billion during 2003-2004, an increase of US$0.2 billion, or 15.2%, compared with 2002-2003. The increase was mainly attributable to higher realised prices for diamonds and Integris metal products (a reflection of strong market conditions), and higher diamond sales volumes.

EKATI (Canada) diamond production was 5,482,000 carats in 2003–2004, an increase of 1,142,000 carats or 26% compared with 4,340,000 carats in the corresponding period, mainly reflecting record plant throughput in 2003-2004. Sales volumes were up 8% and the average per carat value sold was up 27%.

Diamonds and Specialty Products’ profit before interest and taxation for 2003-2004 was US$410 million compared with a profit of US$299 million in the corresponding period. No exceptional items were included in 2002-2003 or 2003-2004. The increase was mainly attributable to the price and volume factors mentioned above. In addition, the 2003-2004 result was favourably affected by profits realised on the sale of a non-core royalty interest (US$37 million). These factors were partially offset by higher price-linked costs at Integris Metals (US), lower titanium feedstock volumes, higher depreciation charges at EKATI and the unfavourable impact of stronger rand/US$ average exchange rates on operating costs.

Exploration expenditure incurred in 2003-2004 was US$87 million. The amount charged to profit was US$96 million in 2003-2004, including US$9 million exploration expenditure previously capitalised, now written off as impaired. Exploration expenditure incurred and expensed in 2002-2003 was US$78 million.

Energy Coal

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$2.6 billion during 2003-2004, an increase of US$0.5 billion, or 23.0%, over 2002-2003. The increase in turnover was mainly due to higher export prices resulting from strong demand in both the Atlantic and Pacific markets, and increased sales volumes from Australian and Colombian operations.

Production was 83.9 million tonnes, an increase of 2.7% compared with 81.7 million tonnes in the prior period. This reflects increased production at the Australian and Colombian operations.

Profit before interest and taxation for 2003-2004 was US$234 million compared with US$198 million in the corresponding period. The 2002-2003 and 2003-2004 results included no exceptional items. The increase was mainly attributable to the price and volume factors mentioned above, together with cost savings driven by integration synergies and business improvement programs at Cerrejon Coal (Colombia). This was partially offset by the unfavourable impact on net operating costs of stronger rand/US$ and A$/US$ average exchange rates, and higher unit costs at Ingwe (South Africa) reflecting lower export sales volumes, higher contractor costs, and South African inflationary pressures. Increased demurrage costs at Ingwe and Hunter Valley (Australia) also had an unfavourable impact.

Exploration expenditure incurred and capitalised in 2003-2004 was US$3 million. The amount charged to profit was US$37 million, reflecting exploration expenditure previously capitalised, which was written off as impaired.

Stainless Steel Materials

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$1.7 billion in 2003-2004, an increase of US$0.6 billion, or 58.1%, over 2002-2003. The increase was mainly driven by higher realised prices for nickel (2004 – US$5.49 lb; 2003 – US$3.46 lb), and also for ferrochrome products, together with record production at nickel operations achieved through ongoing improvement programs at both Cerro Matoso (Colombia) and the QNI Yabulu refinery (Australia).

Nickel production was 81,700 tonnes in 2003-2004, an increase of 5% compared with 78,100 tonnes in the corresponding period. Ferrochrome production was 1,026,000 tonnes in 2003-2004, an increase of 4% compared with 990,000 tonnes in the corresponding period. These increases were driven by strong market demand, operating efficiency gains and higher capacity utilisation.

Profit before interest and taxation for 2003-2004 was US$561 million compared with US$150 million in the corresponding period. The 2003-2004 result included an exceptional charge of US$10 million before taxation for reassessment of closure plans for closed sites. The 2002-2003 result included no exceptional items.

Excluding exceptional items, Stainless Steel Material’s profit before interest and taxation was US$571 million in 2003-2004, an increase of US$421 million compared with 2002-2003. The increase is mainly due to the favourable impact of price and volume factors on the 2003-2004 result mentioned above, together with profits from the sale of mineral rights in South Africa (US$30 million). These factors were partially offset by the unfavourable impact on operating costs of stronger rand/US$ and A$/US$ average exchange rates, higher price-linked ore supply costs at the QNI Yabulu refinery and higher royalties at Cerro Matoso. In addition, increased shipping costs, higher oil and coking coal prices, and inflationary pressures in South Africa had an unfavourable impact.

Exploration expenditure incurred in 2003-2004 was US$4 million. The amount charged to profit in 2003-2004 was US$2 million. Exploration expenditure incurred and charged to profit in 2002-2003 was US$3 million.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury and Freight, Transport and Logistics operations, and certain comparative data for divested assets and investments including HBI Venezuela and Ok Tedi.

Group and Unallocated Items’ result before interest and taxation for 2003-2004 was a loss of US$229 million compared with a loss of US$256 million in the corresponding period. The 2003-2004 result included an exceptional charge of US$42 million before taxation for reassessment of closure plans for closed sites. No exceptional items were included in 2002-2003.

Excluding exceptional items, Group and Unallocated Items’ result before interest and taxation was a loss of US$187 million in 2003-2004, a decrease of US$69 million or 27% compared with 2002-2003.

Group and Unallocated Items’ result includes gains on legacy A$/US$ currency hedging of approximately US$39 million during the current period, compared with losses of approximately US$86 million in the corresponding period. These gains or losses mainly reflect the higher or lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the year. Net corporate operating costs, excluding gains and losses from legacy A$/US$ currency hedging and other exchange impacts, were US$258 million, a decrease of US$9 million compared to US$267 million in the corresponding period. The underlying decrease in costs was partially offset by the impact of asset sales and other one-off items in the corresponding period.

Dividends

We paid a first interim dividend of 8.0 US cents per fully paid ordinary share in December 2003, a second interim dividend of 8.5 US cents per fully paid ordinary share in May 2004 and a final dividend of 9.5 US cents per fully paid ordinary share in

September 2004, bringing the declared total for 2003-2004 to 26.0 US cents. This compares to total dividends declared in 2002-2003 of 14.5 US cents per share. We declared three dividends for the year ended 30 June 2004 as a result of our decision to realign dividend declaration dates to coincide with the announcements of our interim and full year results. In future years, we intend to declare an interim dividend at the time of our interim results announcement, and a final dividend at the time of our full year results announcement.

The BHP Billiton Limited dividends in both periods were fully franked for Australian taxation purposes. Franked dividends are those paid out of profits that have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits. Generally, franking credits are generated by income tax paid by the company. Shareholders who receive franked dividends are generally entitled to some form of relief from Australian tax in respect of those dividends. Dividends paid to non-Australian resident shareholders are exempt from Australian dividend withholding tax to the extent the dividends are franked. Dividends paid to Australian resident shareholders would entitle those shareholders to an Australian tax credit to the extent the dividends are franked.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the declaration dates were used for conversion of currencies.

Comparison to results under US Generally Accepted Accounting Principles

A number of differences between the results under UK GAAP and US GAAP arise from the fact that, whilst the DLC Merger was treated as a pooling-of-interests under UK GAAP, it is treated as a purchase of the BHP Billiton Plc Group by the BHP Billiton Limited Group under US GAAP.

Under UK GAAP, attributable profit for 2003-2004 was US$3.4 billion compared to US$2.7 billion under US GAAP, a difference of US$0.7 billion. The difference includes estimated adjustments of US$491 million (after tax) for impairment of goodwill recorded on acquisition of the BHP Billiton Plc Group, US$88 million (after tax) for increased depreciation and amortisation of the fair value adjustment on acquisition of the BHP Billiton Plc Group and a US$214 million (after tax) loss for fair value accounting for derivatives. Other taxation adjustments, which increased US GAAP net income by US$150 million, mainly relate to the introduction of the tax consolidation regime in Australia, whereby the benefit is recognised over the lives of affected assets for UK GAAP, but is recognised immediately in 2003-2004 for US GAAP.

Under UK GAAP, attributable profit for 2002-2003 was US$1.9 billion compared to US$1.6 billion under US GAAP, a difference of US$0.3 billion. The difference includes estimated adjustments of US$85 million (after tax) for increased depreciation and amortisation of the fair value adjustment on acquisition of the BHP Billiton Plc Group. Other taxation adjustments mainly relate to the tax impact of net unrealised foreign exchange gains on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes, of US$193 million, which has been recognised in the 2002-2003 year for US GAAP. Additionally, the US$61 million charge for UK petroleum tax has been reflected in 2002-2003 for US GAAP.

For a detailed description of significant differences between UK GAAP and the estimated result under US GAAP see note 34 ‘US Generally Accepted Accounting Principles disclosures’ in the 2004 BHP Billiton Group Annual Financial Statements.

As discussed in note 34 ‘US Generally Accepted Accounting Principles disclosures’ in the 2004 BHP Billiton Group Annual Financial Statements, the Group changed its methods of accounting for goodwill and employee stock-based compensation under US GAAP in 2002-2003, (refer to footnotes (A) and (B) respectively)

Year ended 30 June 2003 compared with year ended 30 June 2002

The following discussion and analysis is based on BHP Billiton Group’s Annual Financial Statements, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the two years ended 30 June 2003 and 30 June 2002 as prepared in conformity with UK GAAP.

In this analysis, all references to 2002-2003 or the current period are to the year ended 30 June 2003 and all references to 2001-2002 or the corresponding period are to the year ended 30 June 2002.

Results of operations

Consolidated

Global economic conditions remained weak during the year ended 30 June 2003. Despite the challenging climate, we generated stable cash flow, increased our profit after tax and our returns to shareholders while still continuing our investment in value accretive growth projects.

Profit after tax (before equity minority interests) for the year ended 30 June 2003 was US$1.9 billion compared with US$1.7 billion for the corresponding period. Excluding exceptional items and discontinued operations, profit after taxation (before equity minority interests) was US$2.0 billion compared with US$1.9 billion for the year ended 30 June 2002.

Turnover (including share of joint ventures and associates and turnover from third party products) was US$17.5 billion for 2002-2003 compared with US$17.8 billion for the corresponding period. Turnover from third party products increased from US$2.2 billion in 2001-2002 to US$3.4 billion in 2002-2003.

Production of all major minerals commodities was higher than, or in line with production during the corresponding period and a number of production records were achieved during the year. Record Western Australian iron ore production of 76.5 million tonnes (100 per cent terms) and shipments of 80.3 million tonnes (100 per cent terms) reflected strong demand in all Asian markets, particularly China. Record nickel production at both QNI Yabulu refinery and Cerro Matoso, and record plant throughput at EKATI all reflect the benefits of “Operating Excellence” efficiency programs. It is significant to note that a general improvement in our safety results during 2002-2003 accompanied the solid production performance.

Profit before interest and taxation was US$2.9 billion for 2002-2003 compared with a profit of US$2.7 billion for 2001-2002. Excluding exceptional items and discontinued operations, profit before interest and taxation was US$2.9 billion for 2002-2003 compared with a profit of US$2.9 billion for 2001-2002. The exceptional item in 2002-2003 was a loss of US$19 million on the 6% of BHP Steel retained by BHP Billiton following its demerger, which became effective on 1 July 2002. BHP Steel has been disclosed as a discontinued business for prior periods.

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

Apart from the exceptional items and discontinued operations, the principal factors that affected profit before interest and taxation for 2002-2003 were:

•	Higher realised prices for petroleum products, nickel, ferrochrome, copper, hot briquetted iron and manganese alloy increased turnover by approximately US$785 million. This increase was partly offset by lower prices for export energy coal and iron ore that decreased turnover by approximately US$240 million.

•	Higher sales volumes of iron ore, energy coal, copper, aluminium, diamonds and manganese were partly offset by lower sales volumes of petroleum products, resulting in a positive net volume impact on profit before tax of approximately US$235 million.

These factors were partly offset by the following factors:

•	Net costs increased by US$75 million, as a result of:

•	inflationary pressures principally in South Africa, and to a lesser extent in Australia, increasing costs by approximately US$275 million; and

•	increases in price linked costs, mainly higher royalties and taxes for petroleum production and higher nickel oresupply costs to the QNI Yabulu refinery of approximately US$160 million, partially offset by:

•	savings of approximately US$360 million from favourable unit operating cost performance.

•	The impact of stronger A$/US$, rand/US$ and Canadian$/US$ exchange rates on operating costs had an unfavourable impact on profit before tax of approximately US$390 million. The conversion of rand and Australian dollar denominated net monetary liabilities at balance sheet date also had an unfavourable impact (approximately US$60 million) on profit before tax. This was partly offset by reduced losses on legacy A$/US$ currency hedging of approximately US$220 million compared with the corresponding period. In addition, the lower average Colombian peso/US$ and Brazilian real/US$ exchange rates had a favourable impact (approximately US$40 million) on operating costs.

•	Profit before tax was impacted unfavourably by approximately US$95 million from ceased/sold operations mainly due to the disposal of PT Arutmin (Indonesia), divested in November 2001, and the Rietspruit energy coal mine (South Africa), which was closed in May 2002, together with higher pension and medical plan costs at Southwest Copper (US).

•	The impact of asset sales is a reduction in profit before tax of approximately US$30 million mainly from the profit on divestment of PT Arutmin in the corresponding period, partly offset by profits on sale of BHP Billiton’s interests in Alumbrera and Agua Rica in Argentina, during the year ended 30 June 2003.

Variations in stripping ratios did not have a material impact on the reported results of 2002-2003 as compared to the corresponding period.

Depreciation and amortisation expense decreased US$79 million to US$1,648 million in 2002-2003. This mainly reflected reduced depreciation charges from ceased, sold and discontinued operations, including the BHP Steel business which was demerged on 1 July 2002 and lower petroleum production mainly due to natural decline in production from the Group’s oil and gas fields. These factors were partly offset by increased depreciation from Escondida with Phase IV commencing production in October 2002.

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

Exchange losses on net debt were US$140 million in 2002-2003 compared with gains of US$180 million in the corresponding period, arising mainly in relation to the year-end translation of rand-denominated debt of companies which account in US dollars as their functional currency. The rand appreciated by 27% during the current period compared with depreciation of 27% in the corresponding period.

Including exceptional items, the tax charge for 2002-2003 was US$984 million compared with US$990 million for 2001-2002, representing an effective taxation rate for 2002-2003 of 33.6% compared with 36.3% in 2001-2002. There were no tax effects of exceptional items in 2002-2003. In June 2002, a change in legislation increased the corporation taxation rate for oil and gas companies in the United Kingdom from 30% to 40% (30% primary tax plus a surcharge of 10%), resulting in deferred taxation balances being restated, with an adverse impact of US$56 million on the 2001-2002 results. This item was disclosed as an exceptional item. The tax effects of other exceptional items were a benefit of US$24 million in 2001-2002.

Excluding exceptional items and discontinued operations, the tax charge for 2002-2003 was US$984 million, representing an effective rate of 33.4%. Excluding the impact on tax of foreign currency translation adjustments, the effective rate was 26.3%. The Group recognises tax losses to the extent that it can reasonably foresee future profits which can absorb those losses. Following promising progress in the Group’s Gulf of Mexico (projects, previously unrecognised tax losses in the US have been recouped and have been recognised resulting in a reduction in the effective tax rate of approximately 3%. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses may be recognised.

The share of net profit attributable to outside equity interests share of profit after taxation decreased from US$47 million in 2001-2002 to US$40 million in 2002-2003.

Petroleum

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$3.3 billion during 2002-2003, an increase of US$0.5 billion over 2001-2002. Turnover was favourably affected in 2002-2003 by a higher average realised prices for all petroleum products compared with the corresponding period including higher average realised oil prices of US$28.14 per barrel compared to US$22.58 per barrel, higher average realised LPG prices of US$283.48 per tonne compared to US$232.87 per tonne, and higher average realised natural gas prices of US$2.21 per thousand standard cubic feet compared with US$1.84 per thousand standard cubic feet.

You should refer to the “Glossary of terms” section of this annual report for conversions between tonnes and barrels or cubic feet. These factors were partly offset by a 9% reduction in total production of petroleum products.

Total production in 2002-2003 was 122 million barrels of oil equivalent, comprising 61% liquids (crude oil, condensate and LPG) and 39% gas, a 9% decrease from total production in 2001-2002 of 134 million barrels of oil equivalent. The decline was mainly due to natural field decline at Bass Strait, Griffin, Laminaria and Liverpool Bay.

Profit before interest and taxation for 2002-2003 was US$1,178 million compared with a profit of US$1,069 million in the corresponding period. No exceptional items were included in 2002-2003. The 2001-2002 result included an exceptional item of US$4 million before taxation for merger related restructuring costs.

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

Exploration expenditure incurred in 2002-2003 was US$243 million. The amount charged to profit was US$154 million (including US$8 million of exploration expenditure previously capitalised, which was written off) and expenditure of US$97 million was capitalised. In 2001-2002, exploration expenditure incurred was US$288 million and the amount charged to profit was US$151 million, reflecting capitalised expenditure of US$137 million.

Aluminium

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$3.4 billion during 2002-2003, an increase of US$0.5 billion or 19% compared with the corresponding period.

Turnover was favourably affected by increased production from the Hillside aluminium smelter in South Africa following its capacity improvement program and completion of the pot relining program in June 2002, an increase in aluminium production from Alumar and Valesul in Brazil due to the end of power curtailments in Brazil, together with higher alumina production from Worsley in Australia and at our operations in Suriname.

Aluminium smelter production was 1,074,000 tonnes in 2002-2003 compared with 992,000 tonnes in the corresponding period and alumina production increased from 3.9 million tonnes in 2001-2002 to 4.1 million tonnes in 2002-2003.

Profit before interest and taxation for 2002-2003 was US$581 million compared with a profit of US$488 million in the corresponding period. The 2002-2003 result included no exceptional items. The 2001-2002 result included an exceptional item of US$4 million before taxation for merger related restructuring costs.

Excluding exceptional items, Aluminium’s profit before interest and taxation was US$581 million in 2002-2003, an increase of US$89 million or 18% compared with 2001-2002. The increase was mainly attributable to improved operational cost performance from reduced maintenance costs, lower costs of consumables and increased production. Lower maintenance costs at Hillside were mainly a result of a lower number of pots being relined in 2002-2003, combined with the absence of the net costs associated with a power outage in September 2001. Lower costs at Worsley were due to reduced costs of consumables. The weakening of the Brazilian real/US$ average exchange rate also had a favourable impact on operating costs. These factors were partly offset by the unfavourable impact of the strengthening of the rand/US$ and A$/US$ average exchange rates on operating costs and the effect of inflationary pressure on costs in South Africa.

Base Metals

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$1.9 billion during 2002-2003, an increase of US$0.1 billion or 7% compared with the corresponding period. This increase was mainly attributable to an increase in the average realised copper price to US$0.73 per pound compared to US$0.69 per pound in the corresponding period, together with increased copper production from Escondida as a result of the Escondida Phase IV expansion, which was completed in October 2002, and increased zinc production mainly as a result of a full year of operations from Antamina, which commenced commercial production in October 2001. These factors were partly offset by the voluntary production cutbacks at Escondida and Tintaya in response to a global deterioration of base metals markets.

Production of payable copper increased by 5% to 614,900 tonnes in 2002-2003 compared with 586,600 tonnes in the corresponding period. Zinc production was 193,800 tonnes in 2002-2003, an increase of 19% compared with 162,490 tonnes in the corresponding period. This increase was mainly due to the commencement of commercial production at Antamina. Silver production was 41,128,000 ounces in 2002-2003, a decrease of 2% compared with 41,958,000 ounces in 2001-2002 and lead production was 240,042 tonnes in 2002-2003 an increase of 2% compared with the 236,066 tonnes produced in the corresponding period.

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

Excluding exceptional items, Base Metals’ profit before interest and taxation was US$286 million in 2002-2003, an increase of US$94 million or 49% compared with 2001-2002. The increase was mainly attributable to the price and volume increases mentioned above. In addition, the 2002-2003 result was favourably impacted by lower exploration expense with US$38 million relating principally to the write-off of the La Granja exploration activities in Peru included in the corresponding period and the gain on sale of US$23 million of BHP Billiton’s interests in Alumbrera and Agua Rica, realised in June 2003. These factors were partly offset by increased unit costs at Escondida due to the mining of lower grade ore (due to the voluntary cut-backs), costs associated with the start-up of Phase IV production and higher depreciation charges associated with the Phase IV expansion project. Higher pension and medical plan costs at Southwest Copper, together with costs incurred in the current year associated with the development of the Alliance copper prototype plant also had an unfavourable impact on profits.

Exploration expenditure incurred and expensed in 2002-2003 was US$12 million. Exploration expenditure incurred in 2001-2002 was US$20 million. The amount capitalised was US$2 million. The amount charged to profit was US$53 million, mainly reflecting the write-off of previously capitalised expenditure of US$35 million relating to the La Granja project in Peru.

Carbon Steel Materials

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$3.7 billion during 2002-2003, an increase of 12% compared with 2001-2002. This increase was mainly due to record production and shipments of Western Australian iron ore in response to continued strong demand from all Asian markets, particularly China, as well as higher production of Samarco pellets and manganese products, which also reflected increased customer demand.

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

Manganese alloy production was 737,000 tonnes in 2002-2003, an increase of 19% compared with 2001-2002. This increase was in response to strong customer demand, particularly from China. Manganese ore production was 4.1 million tonnes, an increase of 16% compared with 2001-2002 which was also due to increased customer demand.

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

Exploration expenditure incurred in 2002-2003 was US$78 million. The amount charged to profit was US$78 million in 2002-2003. Exploration expenditure incurred in 2001-2002 was US$62 million. The amount charged to profit was US$59 million in 2001-2002, reflecting capitalised expenditure of US$3 million.

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

Profit before interest and taxation for 2002-2003 was US$198 million compared with US$531 million in the corresponding period. The 2002-2003 result included no exceptional items. The 2001-2002 result included an exceptional item of US$5 million before taxation, for merger related restructuring costs.

Excluding exceptional items, Energy Coal’s profit before interest and taxation was US$198 million in 2002-2003, a decrease of US$338 million compared with 2001-2002. The decrease was mainly due to the South African export market price factor mentioned above. In addition, the 2001-2002 result was favourably affected by a US$64 million profit on sale of PT Arutmin. The conversion of rand denominated net monetary liabilities at balance sheet date, in addition to the impact of stronger rand/US$ average exchange rates on operating costs, also had an unfavourable impact on profits. Furthermore, costs in South Africa have been affected unfavourably by inflationary pressures. These factors were partly offset by the net favourable impact of the volume factors mentioned above, lower costs across all Energy Coal operations as a result of cost improvement initiatives, the favourable impact of the weaker Colombian peso/US$ average exchange rates on operating costs and improved results at New Mexico Coal (US), generated by increased customer demand.

Exploration expenditure incurred in 2002-2003 was US$3 million. The amount charged to profit was US$nil, reflecting capitalised expenditure of US$3 million. Exploration expenditure incurred in 2001-2002 was US$5 million. The amount charged to profit was US$nil, reflecting capitalised expenditure of US$5 million.

Stainless Steel Materials

Turnover, including share of joint ventures and associates and inter-segment turnover, was US$1.1 billion in 2002-2003, an increase of US$238 million over 2001-2002. The increase was mainly driven by higher realised prices for nickel, up 29% to US$3.46 per pound, together with higher prices for ferrochrome products, in response to strong demand in a more balanced market, and higher volumes.

Nickel production was 78,100 tonnes in 2002-2003, an increase of 13% compared with 68,900 tonnes in the corresponding period mainly reflecting ore processing enhancements at the QNI Yabulu refinery and increased production at Cerro Matoso reflecting the ramp-up of Line 2 and benefits from ongoing improvement programs.

Ferrochrome production was 990,000 tonnes in 2002-2003, an increase of 18% compared with 837,000 tonnes in the corresponding period, and chrome ore production was 2,826,000 tonnes in 2002-2003, an increase of 15% compared with 2,451,000 tonnes in the corresponding period. These increases were due to the restart of idle furnaces in South Africa in response to increased market demand.

Profit before interest and taxation for 2002-2003 was US$150 million compared with US$nil in the corresponding period. The 2002-2003 result included no exceptional items. The 2001-2002 result included an exceptional item of US$3 million before taxation for merger-related restructuring costs.

Excluding exceptional items, Stainless Steel Material’s profit before interest and taxation was US$150 million in 2002-2003, an increase of US$147 million compared with 2001-2002. The increase was mainly due to the favourable impact of price and volume factors on the 2002-2003 result mentioned above, which were partly offset by the unfavourable impact of inflationary pressures on costs in South Africa, higher nickel ore supply costs at the QNI Yabulu refinery and the unfavourable impact of stronger rand/US$ and A$/US$ average exchange rates on operating costs.

Exploration expenditure incurred and charged to profit in 2002-2003 was US$3 million. Exploration expenditure incurred in 2001-2002 was US$7 million. The amount charged to profit in 2001-2002 was US$16 million, mainly reflecting the write-off of previously capitalised expenditure of US$9 million.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury and Freight, Transport and Logistics operations, and certain comparative data for divested assets and investments including HBI Venezuela, Ok Tedi, Hartley Platinum mine, which was sold in January 2001, and the Beenup Mineral sands operation which was closed in March 2001.

Group and Unallocated Items’ result before interest and taxation for 2002-2003 was a loss of US$256 million compared with a loss of US$589 million in the corresponding period. No exceptional items were included in 2002-2003. The 2001-2002 result included an exceptional item of US$39 million before taxation for merger related restructuring costs.

Excluding exceptional items, Group and Unallocated Items’ result before interest and taxation was a loss of US$256 million in 2002-2003, a decrease of US$294 million or 53% compared with 2001-2002.

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

Dividends

We paid an interim dividend of 7.0 US cents per fully paid ordinary share in December 2002 and a final dividend of 7.5 US cents per fully paid ordinary share in July 2003, bringing the declared total for 2002-2003 to 14.5 US cents. This compares to total dividends declared in 2001-2002 of 13.0 US cents per share. The BHP Billiton Limited dividends in both periods were fully franked for Australian taxation purposes. Franked dividends are those paid out of profits that have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits. Generally, franking credits are generated by income tax paid by the company. Shareholders who receive franked dividends are generally entitled to some form of relief from Australian tax in respect of those dividends. Dividends paid to non-Australian resident shareholders are exempt from Australian dividend withholding tax to the extent the dividends are franked. Dividends paid to Australian resident shareholders would entitle those shareholders to an Australian tax credit to the extent the dividends are franked.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the declaration dates were used for conversion of currencies.

Comparison to results under US Generally Accepted Accounting Principles

Under UK GAAP, attributable profit for 2002-2003 was US$1.9 billion compared to US$1.6 billion under US GAAP, a difference of US$0.3 billion. The difference includes estimated adjustments of US$85 million (after tax) for increased depreciation and amortisation of the fair value adjustment on acquisition of the BHP Billiton Plc Group. Other taxation adjustments mainly relate to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes, of US$193 million, which has been recognised in the 2002-2003 year for US GAAP. Additionally, the US$61 million charge for UK Petroleum tax has been reflected in 2002-2003 for US GAAP.

Under UK GAAP, attributable profit for 2001-2002 was US$1.7 billion compared to US$1.2 billion under US GAAP, a difference of US$0.5 billion. The difference includes estimated adjustments of US$322 million (after tax) for increased depreciation and amortisation of the fair value adjustment on acquisition of the BHP Billiton Plc Group and US$333 million (no tax effect) for losses associated with the BHP Steel demerger, partly offset by US$195 million (after tax) gain for fair value accounting for derivatives.

The following information is provided in respect of the losses associated with the BHP Steel demerger referred to above. Under UK GAAP, the BHP Steel demerger was treated in two components in 2002-2003—a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets). Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the equalisation issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which is required to be recognised in 2001-2002 for US GAAP. The calculation of the book value of the BHP Steel net assets to be demerged included US GAAP net asset adjustments attributable to BHP Steel.

For a detailed description of significant differences between UK GAAP and the estimated result under US GAAP refer note 34 ‘US Generally Accepted Accounting Principles disclosures’ in the 2004 BHP Billiton Group Annual Financial Statements.

As discussed in note 34 ‘US Generally Accepted Accounting Principles disclosures’ in the 2004 BHP Billiton Group Annual Financial Statements, the Group changed its methods of accounting for goodwill and employee stock-based compensation under US GAAP in 2002-2003 (refer footnotes (A) and (B) respectively).

B.	Liquidity and Capital Resources

Cash flow analysis

Our statements of cash flows for the three years ended 30 June 2004, 2003 and 2002 are summarised as follows.

	Year ended 30 June
US$ millions	2004	2003	2002
Net cash inflow from Group operating activities	6,701	4,799	4,619
Dividends received from joint ventures and associates	203	197	149
Net cash (outflow) from returns on investments and servicing of finance	(332)	(398)	(357)
Taxation (payments)	(1,337)	(1,002)	(515)

Available cash flow	5,235	3,596	3,896

Net cash (outflow) from capital expenditure and financial investment	(2,832)	(2,355)	(2,621)
Net cash inflow / (outflow) from acquisitions and disposals	179	405	(38)

Net cash flow used in investing activities	(2,653)	(1,950)	(2,659)

Equity dividends (paid)	(1,501)	(830)	(811)
Net cash (outflow) / inflow flow from management of liquid resources	(178)	(665)	157
Net cash (outflow) from debt and finance leases	(970)	(423)	(542)
Net cash inflow from equity financing	51	146	107

Net cash flow from financing, liquid resources and dividends	(2,598)	(1,772)	(1,089)

(Decrease) / increase in cash in the financial year	(16)	(126)	148

Available cash flow increased by 45.6% in 2003-2004 from 2002-2003. The key components of this increase were increased cash generated from operating activities (mainly due to higher profits) in 2003-2004 compared to 2002-2003, partly offset by increased taxation payments in 2003-2004 compared to 2002-2003.

Available cash flow decreased by 7.7% in 2002-2003 from 2001-2002. The key components of this decrease were increased taxation payments in 2002-2003 compared to 2001-2002, partly offset by increased cash generated from operating activities (mainly due to higher profits) in 2002-2003 compared to 2001-2002.

Capital expenditure and financial investment was the key component of our cash flow used in investing activities in 2003-2004. Expenditure on growth projects and investments amounted to US$1,698 million, including US$821 million on petroleum projects and US$877 million on minerals and other corporate projects. Maintenance capital expenditure was US$926 million.

Capital expenditure and financial investment was also the key component of our cash flow used in investing activities in 2002-2003. Expenditure on growth projects and investments amounted to US$1,995 million, including US$814 million on petroleum projects and US$1,181 million on minerals and other corporate projects. Maintenance capital expenditure was US$671 million.

During 2003-2004, we committed approximately US$2.2 billion to new growth projects, including: US$1,050 million for the development of the Ravensthorpe Nickel project, in Australia; US$350 million for the associated extension of the Yabulu nickel refinery in Australia; US$500 million for the Escondida Sulphide Leach copper project in Chile; US$165 million for development capital projects at Worsley alumina in Australia; and US$146 million for the Panda Underground development at our EKATI diamond operations in Canada.

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

Net debt and sources of liquidity

Net debt at 30 June 2004 was US$4.8 billion, a decrease of US$1.0 billion for the year. Net debt at 30 June 2003 was US$5.8 billion, a decrease of US$1.0 billion for that year. Gearing, which is the ratio of net debt to net debt plus net assets, was 24.9% at 30 June 2004, compared with 31.7% at 30 June 2003 and 35.0% at 30 June 2002.

The ratio of current assets (excluding debtors due after one year) to creditors, which represents amounts falling due within one year, was 135% at 30 June 2004 compared with 126% at 30 June 2003 and 90% at 30 June 2002.

Closing cash at bank and in hand and overdrafts at 30 June 2004 were US$541 million compared with US$566 million at 30 June 2003 and US$690 million at 30 June 2002. In addition, we had money market deposits at 30 June 2004 of US$1,144 million compared with US$965 million at 30 June 2003 and US$300 million at 30 June 2002.

The following table sets forth the maturity profile of the BHP Billiton Group’s undrawn committed facilities as at 30 June 2004 and 2003:

	Undrawn committed facilities as at 30 June
	2004	2003
	(US$ millions)	(US$ millions)
Expiring in one year or less	1,250	1,250
Expiring in more than one year	1,250	2,112

	2,500	3,362

We currently have a US$2.0 billion revolving credit facility where finance subsidiaries of the BHP Billiton Group are borrowers and BHP Billiton Limited and BHP Billiton Plc are guarantors. This facility (which was established in September 2004) is a five-year revolving credit facility with a termination date of September 2009 replacing the US$2.5 billion revolving credit facility that was in place. The pricing of the revolving credit facility is in-line with what would be expected of a credit facility to a company with our credit rating. A negative pledge applies to the credit facility and there are no financial covenants.

In November 2003, Standard & Poor’s upgraded our long term credit rating from A to A+, and in May 2004, Moody’s Investors Service changed the Group’s outlook from A2 (stable) to A2 (positive).

The following details recent activities in relation to our funding facilities:

•	In October 2001, we increased our Australian dollar Commercial Paper Program limit from A$1 billion to A$2 billion;

•	During November 2001, we issued A$1 billion in debt securities in two tranches: A$750 million of 7-year, 6.25% notes maturing August 2008, and A$250 million of 3-year, floating rate notes maturing November 2004;

•	We established a US$1.5 billion EMTN program during June 2002;

•	We issued our inaugural Eurobond under the EMTN program in October 2002. The issue of Euro750 million five-year notes was swapped back to US dollars;

•	In April 2003, we issued our inaugural Global Bond of US$850 million with a ten-year maturity ;

•	We increased the maximum amount of our Euro Medium Term Note (EMTN) program to US$2.0 billion in May 2003;

•	In February 2003, we established a US$2 billion US commercial paper program and in June 2003 carried out the first issue from the program ;

•	In September 2004, we replaced the previous US$2.5 billion revolving credit facility with a new US$2 billion, five-year revolving credit facility.

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

Capital management

On 18 August 2004, we announced our intention to return up to US$2 billion of capital to shareholders. On 5 October 2004, we announced that the first phase of the programme would consist of an off-market repurchase of between A$1.0 billion and A$1.5 billion of BHP Billiton Limited ordinary shares. Under the terms of the buy-back, eligible shareholders will be able to tender any number of their BHP Billiton Limited shares at discounts of between 5% and 14% to the market price of the shares. We expect that certain Australian tax advantages, which are generally available only to Australian residents, will make it attractive to some investors to tender their shares at a discount to the market price. US and Canadian shareholders and ADR holders will not be eligible to participate in the buy-back. Following completion of the buy-back, we will consider alternatives for returning the balance of the US$2 billion to shareholders within the next 12 months through further share repurchases in BHP Billiton Plc or BHP Billiton Limited and/or enhanced dividends. The form that the balance of the return of capital will take will depend on our assessment of market conditions at the time.

C.	Research and Development, Patents and Licences, etc

Relevant information regarding research and development, patents and licences, etc is discussed for the BHP Billiton Group in Item 4B “Information on the Company – Diamonds and Specialty Products – Technology”.

D.	Trend Information

Relevant industry and market trends are discussed for the BHP Billiton Group as a whole and for each business segment in Item 5A “Operating Results”.

E.	Off-balance Sheet Arrangements

Relevant information in relation to off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure, commitments under leases and financial instruments is provided below.

The following discussion describes our material off-balance sheet arrangements at 30 June 2004.

Contingent Liabilities

The following table sets forth our contingent liabilities (not otherwise provided for in the accounts) as of 30 June 2004.

Contingent liabilities
(US$ millions)
Joint ventures (unsecured) – Other (b)	93
Subsidiary undertakings (unsecured, including guarantees)
Bank guarantees (a)	—
Performance guarantees (a)	1
Other (b)	144

Total contingent liabilities (a)	238

(a)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(b)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these accounts. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above. Details of the principal legal claims are set out in note 32 ‘Contingent liabilities’ and in note 21 ‘Provisions for liabilities and charges’ in the 2004 BHP Billiton Group Annual Financial Statements.
(c)	For US GAAP reporting purposes, the Group is required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible, and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group guarantees of borrowings of joint ventures and associates of US$nil (2003: US$47 million), US$30 million (2003: US$45 million) in performance guarantees and US$388 million (2003: US$198 million) in other for which provisions have been included in the Group accounts.

Refer to note 32 ‘Contingent liabilities’ and note 21 ‘Provisions for liabilities and charges’ in the 2004 BHP Billiton Group Annual Financial Statements.

Commitments for Capital Expenditure

Contractual commitments for capital expenditure outstanding at 30 June 2004 amounted to US$1.6 billion. These commitments relate mainly to Petroleum in connection with developments in the Gulf of Mexico (US$0.3 billion), Trinidad (US$0.1 billion), and Algeria (US$0.1 billion); Aluminium in connection with Worsley (US$0.1 billion); Base Metals in relation to Escondida (US$0.1 billion); Carbon Steel Materials in relation to Queensland Coal operations (US$0.1 billion) and Western Australian iron ore operations (US$0.1 billion); Energy Coal in relation to Mt. Arthur North (US$0.1 million); and Stainless Steel Materials in relation to Ravensthorpe and the Yabulu Expansion (US$0.3 billion). Of the total of US$1.6 billion, US$1.3 billion is expected to be expended in the year ending 30 June 2005. We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from external sources.

Refer to note 26 ‘Commitments’ in the 2004 BHP Billiton Group Annual Financial Statements.

Commitments for Other Expenditure

Contractual commitments for other expenditure outstanding at 30 June 2004 amounted to US$3.3 billion. These commitments relate mainly to supply of goods and services (US$2.9 billion), royalty payments (US$0.1 billion), exploration expenditure (US$0.1 billion) and chartering costs (US$0.2 billion). We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from external sources.

Refer to note 26 ‘Commitments’ in the 2004 BHP Billiton Group Annual Financial Statements.

Commitments Under Leases

We enter into operating leases as a means of acquiring access to various property, plant and equipment, and we have finance leases which predominantly relate to the dry bulk carrier Iron Yandi, power lines, mobile equipment and vehicles. The following table sets forth our lease obligations as of 30 June 2004 broken down by varying maturities.

	Obligations under operating leases	Obligations under finance leases
	(US$ millions)	(US$ millions)
Due not later than one year	199	10
Due later than one year and not later than five years	393	42
Due later than five years	231	54

Total commitments under leases	823	106

Refer to note 26 ‘Commitments’ in the 2004 BHP Billiton Group Annual Financial Statements.

Financial Instruments

The following table presents the book values and fair values of our financial instruments. Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that we could realise in the normal course of business.

The book value (representing the amounts held on our balance sheet) and fair value of our financial instruments is as follows:

	Book value 2004 US$ millions	Fair value 2004 US$ millions
Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Short-term borrowings	(1,134)	(1,134)
Long-term borrowings	(5,876)	(6,113)
Cross currency contracts
Principal	399	399
Interest rate	43	65
Other liabilities to be settled in cash	(3,410)	(3,410)
Finance lease swap	24	25
Interest rate swaps	30	(30)
Cash and money market deposits	1,818	1,818
Loans to joint ventures and associates	238	238
Current asset investments	167	167
Fixed asset investments (excluding investment in own shares)	123	202
Investment in exploration companies	—	19
Other assets to be settled in cash	3,121	3,121
Derivative financial instruments held to hedge the BHP Billiton Group’s exposure on expected future sales and capital and operating purchases
Forward commodity contracts	—	(47)
Forward foreign currency contracts	—	(30)

	(4,457)	(4,710)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges.

Refer to note 29 ‘Financial Instruments’ in the 2004 BHP Billiton Group Annual Financial Statements.

Other

There are no material arrangements which give rise to “off-balance sheet” financial obligations for the BHP Billiton Group other than those reported in the financial statements, such as contingent liabilities, commitments for capital expenditure, commitments for other expenditure, commitments under leases or derivatives.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations at 30 June 2004 broken down by varying maturities:

(US$ millions)	Bank loans, debentures and other loans		Subsidiary preference shares	Obligations under operating leases	Obligations under finance leases	Capital commitments	Other commitments	Other creditors(1)	Total
Due for payment
In one year or less or on demand	1,125		—	199	9	1,321	874	2,943	6,471
In more than one year but not more than two years	908		300	72	2	123	552	114	2,071
In more than two years but not more than five years	1,539		150	321	10	132	871	—	3,023
In more than five years	2,489		—	231	55	—	1,041	280	4,096

	6,061	(2)	450	823	76	1,576	3,338	3,337	15,661

(1)	Other creditors represents liabilities deemed to be financial instruments, payable in cash.

(2)	Includes US$97 million in relation to petroleum development in Algeria. There are no other borrowings or liabilities specifically related to petroleum development.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

BHP Billiton Group Dual Listed Companies Structure

On 19 March 2001, BHP Limited and Billiton Plc announced their agreement to form a Dual Listed Companies structure, to establish a diversified global resource group, to be called BHP Billiton. Refer to “DLC Structure” under Item 4C of this annual report for a more complete discussion of the DLC structure. The implementation of the DLC structure was completed on 29 June 2001. BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc.

A unified Board and management team now runs the BHP Billiton Limited Group and the BHP Billiton Plc Group, with headquarters in Melbourne, Australia, and with significant corporate management centres in London, The Hague, Johannesburg and Houston. We continue to maintain existing primary listings on the Australian (ASX) and London (LSE) stock exchanges, as well as the secondary listing of BHP Billiton Plc on the Johannesburg Stock Exchange and American Depositary Receipt listings of BHP Billiton Limited and BHP Billiton Plc on the New York Stock Exchange.

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

The purpose of implementing the DLC structure was to allow BHP Billiton Limited and BHP Billiton Plc to function as a single economic entity which: (1) benefits from shared assets and growth prospects; (2) combines a number of large, low cost and long life mining, metals and energy assets with global scale; and, (3) through diversification, is more resilient and better placed to manage exposure to commodity price cycle risk inherent to the resources industry while maintaining their status as separate legal entities with separate primary listings in major economic centres.

These dual listings on the ASX and LSE provide each company with broader access to global investors and facilitates their access to capital markets. This structure also preserved favourable tax treatment for the dividend payments of BHP Billiton Limited.

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

Directors and Officers of BHP Billiton Group

A unified Board of 10 Directors manages the Group. The names of Directors and their biographical details are set out below.

Name	Position	Initially elected or appointed to BHP Billiton Limited Board	Initially elected or appointed to BHP Billiton Plc Board
Mr. D.R. Argus(1)	Chairman	November 1996	June 2001
Dr. D.C. Brink(2)(4)	Director	June 2001	June 1997
Dr. J.G.S. Buchanan(1)(3)	Director	February 2003	February 2003
Mr. D.A. Crawford(2)	Director	May 1994	June 2001
Mr. M.A. Chaney	Director	May 1995	June 2001
Mr. C.W. Goodyear(4)	Chief Executive Officer and Executive Director	November 2001	November 2001
Dr. D.A. Jenkins(2)(3)	Director	March 2000	June 2001
Lord Renwick of Clifton(1)(3)	Director	June 2001	June 1997
Mr. M. Salamon (4)	Executive Director	February 2003	February 2003
Dr. J.M. Schubert(1)(3)	Director	June 2000	June 2001

(1)	Member of the Nomination Committee.
(2)	Member of the Risk Management and Audit Committee.
(3)	Member of the Remuneration Committee.
(4)	Member of the Health, Safety and Environment Committee.

After a non-executive Director has served on the Board for more than nine years from the date of their first election, that Director will stand for annual election from the first annual general meeting after the expiration of their current term. The remaining Directors are subject to retirement by rotation, at least one-third retiring each year by order of seniority of election, and may not continue to hold office without re-election after the third annual general meeting following their last election by the shareholders. Eligible retiring Directors may offer themselves for re-election by the shareholders. Directors may be appointed by the Board up to the total number permitted. Such Directors hold office until the next annual general meeting and must submit themselves to shareholders for election at such meeting. A person who has attained the age of 70 may only by special resolution be appointed or re-appointed as a Director of BHP Billiton Limited or BHP Billiton Plc to hold office until the conclusion of BHP Billiton Limited’s or BHP Billiton Plc’s next annual general meeting. A person who attains the age of 70 during their tenure as a Director may continue to act as a Director during the period that starts on the day on which they turn 70 and ends at the conclusion of the first general meeting of BHP Billiton Limited or BHP Billiton Plc after that day.

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

Under the terms of the DLC merger, the Australian Foreign Investment Review Board approved a structure of the Nomination Committee that required equal representation from the former BHP Limited and the former Billiton Plc until 30 June 2004. The composition of the Committee has met that requirement.

The executive officers of both the BHP Billiton Limited Group and the BHP Billiton Plc Group who are not Directors are as follows:

Name	Position	Appointed to Position
Mr. P.S. Aiken	Group President Energy	March 2004
Mr. J.C. Fast	Chief Legal Counsel	December 1999
Mr. I.C. Fraser	Group Vice President Human Resources	June 2001
Mr. R.W. Kirkby	Group President Carbon Steel Materials	March 2004
Dr. M. Kloppers	Chief Commercial Officer	December 2003
Mr. C.J. Lynch	Chief Financial Officer	September 2001

Directors of BHP Billiton Limited and BHP Billiton Plc

Biographical details for the Directors of BHP Billiton Limited and BHP Billiton Plc are as follows:

Don Argus, AO, FAIB, FCPA, FAICD, 66: Appointed a Director of BHP Limited in November 1996 and Chairman in April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Nomination Committee. Former Managing Director and Chief Executive Officer of the National Australia Bank Limited. He is Chairman of the Brambles Group and a Director of the Australian Foundation Investment Company Limited. He is also a member of the International Advisory Council of Allianz Aktiengesellschaft.

David Brink, MSc Engineering (Mining), D.Com (hc), 65: A Director of Billiton Plc since June 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Health, Safety and Environment Committee and a member of the Risk Management & Audit Committee. He is Chairman of Unitrans Limited and Deputy Chairman of ABSA Bank Limited and ABSA Group Limited. He is also a Director of Sanlam Limited and Sappi Limited and Vice President of the South African Institute of Directors.

John Buchanan, MSc (Hons 1), PhD, 61: A Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. He is the Senior Independent Director of BHP Billiton Plc. Chairman of the Remuneration Committee and a member of the Nomination Committee. He is a Director of AstraZeneca Plc and Vodafone Group Plc. He is a former Executive Director and Group Chief Financial Officer of BP Plc, Treasurer and Chief Executive of BP Finance, and Chief Operating Officer of BP Chemicals.

Michael Chaney, AO, BSc, MBA, FAIM, FAICD, 54: A Director of BHP Limited since May 1995 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. He is the Managing Director of Wesfarmers Limited and a Director of Gresham Partners Group Limited. He is Vice President of the Business Council of Australia, a Director of the Centre for Independent Studies and Chairman of the Australian Research Alliance for Children and Youth, a member of the JP Morgan International Council and a member of the Council of the National Gallery of Australia.

David Crawford, B Comm, LLB, FCA, FCPA, FAICD, 60: A Director of BHP Limited since May 1994 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Risk Management and Audit Committee. Chairman of Lend Lease Corporation Limited, and a Director of Foster’s Group Limited, National Foods Limited and Westpac Banking Corporation. He is former Australian National Chairman of KPMG, Chartered Accountants.

Charles Goodyear, BSc, MBA, FCPA, 46: A Director of BHP Billiton Limited and BHP Billiton Plc since November 2001. Appointed Chief Executive Officer in January 2003. A member of the Health, Safety and Environment Committee. Former Chief Development Officer and former Chief Financial Officer of BHP Billiton Limited and BHP Billiton Plc. Former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc.

David Jenkins, BA, PhD (Geology), 65: A Director of BHP Limited since March 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Remuneration Committee and Risk Management & Audit Committee. A Director of Chartwood Resources Ltd, a private company providing consultancy services and business and technology advice to the oil industry. Former Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. During 2003, he was a member of the Technology Advisory Committee of the Halliburton Company and the Advisory Council of Consort Resources. He also chaired the Energy Advisory Panel of Science Applications International Corporation.

Lord Renwick of Clifton, KCMG, MA, 66: A Director of Billiton Plc since June 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Nomination Committee and the Remuneration Committee. Former British Ambassador to the United States and to South Africa. He is Chairman of Fluor Limited, Vice Chairman of Investment Banking

at J.P. Morgan, and a Director of British Airways Plc, Compagnie Financiere Richemont AG, Fluor Corporation, SABMiller Plc, Fleming Family & Partners Ltd and Harmony Gold Mining Co Ltd.

Miklos Salamon, BSc Mining Engineering, MBA, 49: Mike Salamon is Group President Non-Ferrous Materials. Appointed an executive Director of BHP Billiton Limited and BHP Billiton Plc in February 2003. A member of the Health, Safety & Environment Committee. He is Chairman of Samancor and a Director of Richards Bay Minerals, Cerro Matoso and Escondida. From July 1997 to June 2001 he was an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium. Former Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus.

John Schubert, BC Eng, PhD (Chem Eng), FIEAust, FTSE, 61: A Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Nomination Committee and the Remuneration Committee. Deputy Chairman and Chairman-elect of the Commonwealth Bank of Australia, Deputy Chairman of Great Barrier Reef Research Foundation, and a Director of Qantas Airways Limited. He is also non-executive Chairman of G2 Therapies Limited, and a Member and past President of the Business Council of Australia. He is currently the non-executive Chairman of Worley Group Limited but will retire from that position in November 2004 and will remain as a Director until a replacement is recruited. Former Managing Director and Chief Executive Officer of Pioneer International Limited and former Chairman and Managing Director of Esso Australia Limited.

Executive Officers of BHP Billiton Limited and BHP Billiton Plc

The executive officers of BHP Billiton Limited and BHP Billiton Plc are as follows:

Philip Aiken, BE (Chemical Engineering), Harvard Business School – Advanced Management Program, 55: Appointed Group President Energy in March 2004. He was President and Chief Executive Officer, Petroleum from October 1997. Former Director BTR Plc and former Managing Director BTR Nylex, following a long career at BOC Plc where his last role was Managing Director, Gases Europe. He is a Director of Robert Walters Plc, and Chairman of the Sydney 2004 World Energy Congress Organising Committee.

John Fast, BEc (Hons), LLB (Hons), ASIA, 54: Appointed Chief Legal Counsel in December 1999 and, in addition, was appointed Head of Asset Protection in July 2001 and Head of External Affairs (Government and Community Relations) in January 2003. Former Senior Commercial Partner, Arnold Bloch Leibler. Director of the Medical Research Foundation for Women and Babies (Australia). He is a member of the Strategic Advisory Board to The University of Melbourne Law School’s Graduate Program, an Associate of the Securities Institute of Australia, a member of the Markets Policy Group of that Institute, and a member of the Law Institute of Victoria.

Ian Fraser, MA (Hons), MBA, C.Psychol, 43: Appointed Group Vice President Human Resources June 2001. Previously Group HR Director Billiton Plc, Group HR Director Charter Plc, Personnel Controller Woolworths Plc, and Head of Organisation Diagnostics at Hay Management Consultants. Prior to this, he held a number of management roles in marketing and consulting organisations.

Robert Kirkby, BE Civil (Hons), Harvard Business School - Advanced Management Program, 57: Appointed Group President, Carbon Steel Materials in March 2004. Previously President Carbon Steel Materials, Chief Operating Officer BHP Minerals, President BHP Steelmaking and Energy, Group General Manager and Chief Executive Officer BHP Coal, Group General Manager and Chief Operating Officer of various divisions in BHP Steel, and General Manager Newman-BHP Minerals.

Marius Kloppers, BE (Chem), MBA, PhD (Materials Science), 42: Appointed Chief Commercial Officer in December 2003. Previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese, and held various positions at Billiton Aluminium, amongst them Chief Operating Officer and General Manager of Hillside Aluminium. His previous career was as a consultant with McKinsey Inc.

Chris Lynch, BComm, MBA, FCPA, 51: Appointed Chief Financial Officer in September 2001. Former Chief Financial Officer of the Minerals Group of BHP Billiton Limited. He was Vice President and Chief Information Officer for Alcoa Inc and Chief Financial Officer, Alcoa Europe. He was also Managing Director KAAL Australia Ltd, a joint venture company formed by Alcoa Inc of the United States and Kobe Steel of Japan, Manager Financial Risk and Treasury Operations Alcoa Inc, and Corporate Accounting Manager Alcoa of Australia Ltd.

B. Compensation

Remuneration Report

Glossary of Terms

A number of abbreviations are used throughout this Remuneration Report. To assist readers, the key abbreviations used are set out below.

Board	The Boards of Directors of BHP Billiton Limited and BHP Billiton Plc

CIP 2001	Co-Investment Plan 2001

Committee	The Remuneration Committee of BHP Billiton Limited and BHP Billiton Plc

Deferred Share	A nil-priced option or a conditional right to acquire a Share issued under the rules of the GIS

EPS	Earnings Per Share. It is one of the Performance Hurdles for long-term incentives

ESP 1999	Employee Share Plan 1999

ESP 2000	Employee Share Plan 2000

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries

GIS	Group Incentive Scheme

KPI	Key Performance Indicator used to measure the performance of the Group, individual businesses and executives in any one year

MTI 2001	Medium Term Incentive Plan 2001

Option	A right to acquire a Share on payment of an exercise price issued under the rules of the GIS

Performance Hurdle	A specified target against which the Group’s performance is measured to determine the extent to which long-term incentives might vest

Performance Share	A nil-priced option or a conditional right to acquire a Share, subject to Performance Hurdles, issued under the rules of the GIS

PSP 2000	Performance Share Plan 2000

PSP 2001	Performance Share Plan 2001

RSS 2001	Restricted Share Scheme 2001

Share	Fully paid Ordinary Share in the capital of BHP Billiton Limited or BHP Billiton Plc

Specified Executives	Those executives (other than executive Directors and numbering at least five) who have the greatest authority for managing the BHP Billiton Group

TSR	Total Shareholder Return is the change in share price plus dividends reinvested. It is one of the Performance Hurdles for long-term incentives

1. Remuneration Committee

1.1 Role

The Remuneration Committee operates under the delegated authority of the Board and assists the Board by focusing on the following activities:

•	remuneration policy and its application to the Chief Executive Officer and those who report to the Chief Executive Officer

•	adoption of annual and longer-term incentive plans

•	determination of levels of reward to the Chief Executive Officer and approval of rewards to those who report to the Chief Executive Officer

•	guidance to the Group Chairman on the annual evaluation of the Chief Executive Officer, and

•	communication to shareholders on remuneration policy and the Committee’s work on behalf of the Board.

The Committee is committed to the principles of accountability, transparency and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. Its activities are governed by terms of reference, which are available on the BHP Billiton website at www.bhpbilliton.com/bb/aboutUs/governance.jsp.

1.2 Membership and meetings

The following non-executive Directors were members of the Committee throughout the year:

•	Dr John Buchanan (Chairman)

•	Dr David Jenkins

•	Lord Renwick of Clifton

•	Dr John Schubert.

The Committee met eight times during the year.

1.3 Advisors

The Group Chairman, the Chief Executive Officer and the Group Vice President Human Resources attend Committee meetings by invitation and have assisted the Committee in its deliberations during the year, except where matters associated with their own remuneration were considered.

In February 2004 the Committee appointed Kepler Associates as an independent external advisor to the Committee on matters of executive remuneration. The table below also lists the advisors who have been retained on behalf of the Group throughout the year.

Any information received by Group Human Resources, which is relevant to matters being considered by the Committee, is made available to Committee members.

Advisor	Services provided to the Remuneration Committee	Services provided to Group Human Resources	Other services provided to BHP Billiton

Kepler Associates	Advice on executive remuneration matters	–	–

Hay Group	–	• Job evaluations • Remuneration data	–

PricewaterhouseCoopers	–	• Remuneration benchmarking • Employee tax services	Audit, accounting, taxation and other services as disclosed in note 7 ‘Net operating costs’ in the 2004 BHP Billiton Group Annual Financial Statements.

Deloitte & Touche	–	• Long-term incentive plan performance measurement	Remuneration data

KPMG(1)	–	• Employee tax compliance and preparation services	Audit, accounting, taxation and other services as disclosed in note 7 ‘Net operating costs’ in the 2004 BHP Billiton Group Annual Financial Statements.

Towers Perrin	–	• Remuneration data • Actuarial calculations	Superannuation fund administration

Hewitt Bacon & Woodrow	–	• Retirement benefits and pensions governance advice • Actuarial advice	–

Ernst & Young	–	• Employee tax compliance and preparation services	Administration services relating to legacy BHP international assignees

Notes:

(1)	The Group’s external auditors provide services pursuant to the Group’s policy relating to non-audit services, a copy of which is available at www.bhpbilliton.com/bbContentRepository/AboutUs/Governance/OtherServicesPolicy.pdf. Details of the auditors’ fees associated with those services are set out in note 7 ‘Net operating costs’ to the 2004 BHP Billiton Group Annual Financial Statements.

2. Remuneration Policy

The Committee recognises that the Group operates in a global environment and that its performance depends on the quality of its people. To prosper, the Group must be able to attract, motivate and retain highly-skilled executives willing to work around the world.

The key principles of the Group’s remuneration policy are to:

•	provide competitive rewards to attract and retain executive talent on a global basis

•	apply demanding key performance indicators to deliver results across the Group and to a significant portion of the total reward

•	link rewards to executives to the creation of value for shareholders

•	assess and reward executives using financial and non-financial measures of performance

•	ensure remuneration arrangements between executives are equitable and facilitate the deployment of human resources around the Group, and

•	limit severance payments on termination to pre-established contractual arrangements which do not commit the Group to making unjustified payments in the event of non-performance.

3. Remuneration Structure

It is the Group’s policy that service contracts for senior executives, including the Chief Executive Officer, be unlimited in term but capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to 12 months’ pay in lieu of notice.

Some executives (but not the Chief Executive Officer) have existing service contracts that contain notice periods that exceed 12 months. The Committee has determined that it will limit notice periods to 12 months in all future contracts for executives, unless exceptional circumstances exist.

The service contracts typically outline the components of remuneration paid to executives but do not prescribe how remuneration levels are to be modified from year to year. Remuneration levels are reviewed each year to take account of cost-of-living changes, any change in the scope of the role performed by the executive and any changes required to meet the principles of the remuneration policy.

Remuneration is divided into two components. The first is the fixed component, which is generally made up of base salary and benefits, including retirement benefits. The second is the at risk component which is subject to Key Performance Indicators (KPIs) and Performance Hurdles and is generally made up of short and long-term incentives that take the form of cash payments and/or participation in equity plans. The amount of at risk remuneration, if any, that is earned by an executive is wholly dependent on that executive’s and the Group’s performance against those pre-determined KPIs and Performance Hurdles, details of which are set out in sections 3.2.1 of this Report. The percentage of total remuneration that is attributable to the fixed and at risk components for each of the executives for whom remuneration is reported is set out in this Report.

The cost and value of all of the components are considered as a whole. BHP Billiton’s remuneration policy is to pay at the median level of remuneration for target performance and to provide the opportunity for upper decile rewards for distinctive (upper decile) performance. Details of each element of remuneration are set out below.

3.1 Fixed remuneration

3.1.1 Base salary and benefits

Base salaries are quantified by reference to the scope and nature of the individual’s role and their performance and experience. Market data is used to benchmark salary levels on a single global scale, adjusted for local conditions. Particular consideration is given to competitive global remuneration levels.

In addition to base salary, selected executives receive benefits that might include health insurance, relocation costs, life assurance, car allowances and tax advisory services. All benefits received by the executive Directors and Specified Executives, are outlined in sections 4 and 5 of this Report.

3.1.2 Retirement benefits

A range of retirement and death-in-service benefits operate within the Group. These reflect the different statutory entitlements in the jurisdictions in which BHP Billiton operates and local market practice.

Some retirement benefits are delivered under defined benefit plans. The Committee considers that these types of plans can place an unreasonable financial burden on the Group and has therefore resolved that no new members will be admitted to the remaining defined benefit plans, save in exceptional circumstances.

Details of the retirement benefits of the executive Directors and Specified Executives are set out in sections 4 and 5 of this Report.

3.2 At risk remuneration

At risk remuneration is delivered as short and long-term incentives under the Group Incentive Scheme (GIS) and applies to the Group’s senior management, which includes the Company Secretary.

The GIS represents the variable component of remuneration and rewards senior executives for meeting or exceeding KPIs that are set each year and aligned to BHP Billiton’s strategic framework. It is designed to drive sustainable, transparent performance in the long-term and reflects the Group’s commitment to crucial operational targets. Participation in the GIS requires the approval of the Committee. Employees are required to hold a minimum number of BHP Billiton Shares throughout the period of their participation, which varies according to their seniority.

Summary of the operation of the Group Incentive Scheme

Some of the incentive plans replaced by the GIS in 2002 remain in operation although no new awards have been made under them. The last of the awards made under these plans will expire in 2011.

A summary of all incentive plans under which awards to executive Directors are still to vest or be exercised is set out in section 3.2.3 below. Entitlements held by Specified Executives under incentive plans are summarised in section 5.4 below and detailed in note 31 ‘Specified executives’ to the 2004 BHP Billiton Group Annual Financial Statements.

3.2.1 Group Incentive Scheme

A summary of the current operation of the GIS is set out above.

The Board has proposed a series of changes to the GIS, subject to the approval of shareholders. Further details of the proposed changes are set out in the Notices convening the 2004 annual general meetings or can be accessed on the website at www.bhpbilliton.com/bbContentRepository/Events/PLCNOM04.pdf. In summary, the changes are designed to provide additional focus on the long-term performance of the Group. To achieve this aim, Directors will propose that the three-year Performance Shares component of the GIS be replaced with awards under a new five-year plan. The manner of assessing the remaining components of at risk remuneration under the GIS – cash bonus and Deferred Shares – will remain intact.

The rules of the GIS are available on the BHP Billiton website at www.bhpbilliton.com/bbContentRepository/Events/BHPBillitonLtdGIS.pdf and www.bhpbilliton.com/bbContentRepository/Events/BHPBillitonPlcGIS.pdf.

During the year, Performance Shares were granted to GIS participants in respect of their performance for the year 1 July 2002 to 30 June 2003. These are subject to Performance Hurdles, based on Earnings Per Share (EPS) growth and comparative Total Shareholder Return (TSR) during the performance period (1 July 2003 to 30 June 2006), to be measured in 2006.

To vest, Performance Hurdles for both BHP Billiton Plc and BHP Billiton Limited must be reached –

•	The EPS growth targets will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.

•	If the TSR calculations for BHP Billiton Limited and BHP Billiton Plc over the performance period result in one entity receiving a higher TSR percentile than the other, both will be deemed to have achieved the lower TSR percentile. The level of vesting is as follows:

TSR percentile	% of Performance Shares that will vest
85th – 100th percentile	100
80th < 85th percentile	90
75th < 80th percentile	80
70th < 75th percentile	70
65th < 70th percentile	65
60th < 65th percentile	60
55th < 60th percentile	50
50th < 55th percentile	40
Less than 50th percentile	None

The peer group of companies against which BHP Billiton’s TSR performance is measured comprises:

• Alcan	• Marathon Oil Company
• Alcoa	• Newmont Mining
• Alumina	• Noranda
• Anglo American	• Phelps Dodge
• Barrick Gold	• Placer Dome
• Companhia Vale do Rio Doce	• Rio Tinto
• Conoco Phillips	• Unocal
• Freeport-McMoRan	• Woodside Petroleum
• Inco	• Xstrata

These Performance Hurdles were chosen to encourage participants to focus on the long-term performance of the Group.

3.2.2 Long-term incentive plans – summary

The long-term incentive plans in which the executive Directors have unvested or unexercised awards at the date of this Report are summarised in the table below.

	Employee Share Plan 2000 (ESP 2000)(1)	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001)	Medium Term Incentive Plan 2001 (MTI 2001) & Co-Investment Plan 2001 (CIP 2001)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares

Performance measurement
From	3 April 2000	1 October 2001	1 October 2001	1 July 2002	1 July 2003
To	2 April 2003	30 September 2004	30 September 2005(2)	30 June 2005	30 June 2006

Retesting available (i.e. a further opportunity to test performance after the first performance period has ended)	Yes, monthly until 2 April 2010	Yes, annually until 30 September 2006 but only applies to 25% of the award if retested	No	No	No

TSR performance condition	BHP Billiton Limited TSR compared to ASX 100 and global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group

Inflationary performance condition	No	Yes(3)	Yes(3)	Yes(4)	Yes(4)

Vesting schedule (upper and lower range)	< 41 percentile – 0% > 60 percentile 100%	< 10th position – 0% > 4th position – 100%(5)	< 10th position – 0% > 4th position – 80%(6)	< 50th percentile – 0% 85th–100 percentile 100%	< 50th percentile – 0% 85th–100 percentile 100%

Plan status	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised.	Legacy plan. Performance period not yet concluded.	Legacy plan. Performance period not yet concluded.	Performance period not yet concluded.	Performance period not yet concluded.

Expiry date if exercisable	April 2010(7)	September 2011(7)	April 2006(7)	August 2008	August 2009

Comparator Group(8):
ASX 100	X
Alcan		X	X	X	X
Alcoa		X	X	X	X
Alumina		X	X	X	X
Anglo American		X	X	X	X
Arcelor	X
Barrick Gold		X	X	X	X
Companhia Vale do Rio Doce		X	X	X	X
Conoco Phillips	X	X	X	X	X
Corus Group	X
Freeport McMoran	X	X	X	X	X
Inco		X	X	X	X
LTV	X
Marathon Oil	X	X	X	X	X
Newmont Mining		X	X	X	X
Noranda	X	X	X	X	X
Nucor	X
Phelps Dodge	X	X	X	X	X
Placer Dome		X	X	X	X
Rio Tinto	X	X	X	X	X
Total	X
Unocal	X	X	X	X	X
US Steel	X
WMC Resources	X
Woodside Petroleum	X	X	X	X	X
Xstrata				X	X

Full details of all long-term incentive plans, including the number of participants is contained in note 23 ‘Employee share ownership plans’ to the 2004 BHP Billiton Group Annual Financial Statements.

Notes:

(1)	Although the awards under this plan have vested, the executive Directors have not yet exercised their awards and still retain an interest in the plan.
(2)	The first performance period ended 30 September 2003. At that time, participants had the option to remain within the plan and enter a second performance period or leave the plan. The second performance period is a further two years ending on 30 September 2005.
(3)	The TSR growth targets will be satisfied if the compound TSR growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.
(4)	The EPS growth targets will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.
(5)	The percentage of performance rights that vest under the PSP 2001 will not be greater than the percentage of the Share award that vests under the RSS 2001 and vice versa.
(6)	In respect of the second performance period > 4th position will mean a match of 125 per cent of Shares held by a participant. The percentage of performance rights that vest under the MTI 2001 will not be greater than the percentage of the Share award that vests under the CIP 2001 and vice versa.
(7)	Expiry date will be earlier if employment ceases.
(8)	From publicly available data.

3.3 Bonus Amount for Petroleum Executives

Oil and gas reserve targets are one of the specific performance measures by which a number of BHP Billiton Petroleum executive’s bonus awards are determined. The extent to which reserve targets contribute to the calculation of the bonus amount vary according to the nature and type of an individual’s job. Typically, reserve targets are used to assess the performance of those people who are directly responsible for the calculation of reserves and for ensuring that technical work is completed and rigorously and properly reported. These people include Asset Team Leaders and the Petroleum Engineering Managers and Chief Petroleum Engineers. As the appraisal and measurement of reserves is a key component of these individual’s jobs, reserves targets are a useful and suitable measure of their performance. In addition, there are some individuals in support roles whose bonuses are indirectly linked to reserve additions. Of the approximately 100 BHP Billiton Petroleum executives who are participants in the GIS, 31 have performance measures linked to reserve targets. Of these, 20 individuals work in petroleum engineering or asset teams.

Our Global Practice Leader, Reserves and Production has over riding responsibility for the calculation of recorded reserves, and now reports to our Chief Financial Officer. His specific performance measures for the purpose of bonus awards no longer include any component relating to recorded reserves.

Award Targets/Weightings

For those individuals who have reserve targets as a direct performance measure, the weighting of the targets in their personal scorecards (i.e. the extent to which the measure counts towards their total GIS bonus amount) varies from less than 1% to 15% weighting. The majority of participants have weightings less than 7.5%.

Depending on how individuals and teams perform against their pre-set reserve addition targets, and taking into account the weightings listed above, the impact of achieving either the threshold, target or stretch level of reserve targets can vary an individual’s bonus award from less than 1% up to 22.5%. The bulk of individuals would be impacted in the range from less than 1% to 10% depending on the weighting in their scorecards. The incentive values attributable to reserve targets for the 31 people mentioned above, range from US$Nil to US$33,000.

Reserve Target Setting for fiscal 2005

It is not anticipated that there will be any increase in participants affected by reserve target setting measures. For those included, threshold, target and stretch levels are based on expected production for the year in millions of barrels of oil equivalent. Gas is converted to an equivalent liquid. All reserves revisions are included, whether positive or negative, but sales or purchases of properties are excluded. Threshold performance is set at 100% replacement of production, target performance is set at approximately 111% replacement of production and stretch performance is set at approximately 123% replacement of production. Some asset teams set targets for the booking of reserves for specific oil and gas fields. The threshold, target and stretch percentages may vary for members of those asset teams depending on circumstances specific to the asset or project objectives.

The weightings of targets in personal scorecards of the participants will again vary and is anticipated to be between 1% and 15%. A majority of participants will have weightings of less than 7.5%.

4. Executive Directors

At the date of this Report there were two executive Directors in office, Mr Charles Goodyear and Mr Miklos (Mike) Salamon. The following sections detail their remuneration arrangements.

4.1 Mr Charles Goodyear

4.1.1 Summary of remuneration arrangements

Mr Goodyear’s remuneration is made up of fixed and at risk components. For the year ended 30 June 2004, fixed remuneration, which comprises base salary, retirement benefits and other benefits, equals 51 per cent of total remuneration, when calculated at the target level of performance.

The at risk remuneration is made up of short and long-term incentives. Short-term incentives generally take the form of cash and are measured against KPIs. Long-term incentives are delivered through equity awards and are measured against Performance Hurdles. At risk remuneration for the year ended 30 June 2004 equals 49 per cent of total remuneration when calculated at the target level of performance.

The Committee has assessed Mr Goodyear’s performance for the year and has concluded that, save for the KPI relating to Health, Safety and Environment, it was above target. Accordingly, the value of the at risk remuneration, and therefore the percentage of the total that is attributable to at risk remuneration, will be greater than the percentage at target level.

The tables that appear in sections 4.1.3 and 4.1.4 of the Report have been prepared in accordance with the law and accounting standards in the UK. While the information presented is fulsome, it does not readily give a picture of the amount of remuneration Mr Goodyear earned for the year. One of the reasons for this is that the value of the at risk remuneration cannot be finally determined until (i) approval to issue Shares has been granted by shareholders; (ii) the price at which the Shares are issued is known; and (iii) the performance period has expired and performance has been assessed against the Performance Hurdles. For these reasons the value of the at risk remuneration has to be estimated.

In the case of Deferred Shares the only vesting condition is for Mr Goodyear to remain in the employment of the Group for two further years. In the case of Performance Shares, the Performance Hurdles include TSR and EPS measures. Accordingly, the number, if any, of Shares that will ultimately vest cannot be determined until the service period has been completed or the Performance Hurdles have been assessed (in 2006 in the case of Deferred Shares and 2007 in the case of Performance Shares). The value of the Shares that form part of the at risk remuneration appearing throughout this section of the Report, are therefore estimates.

The summary below outlines Mr Goodyear’s fixed and at risk remuneration for the year ended 30 June 2004.

Component of remuneration	Amount US$	Further information
Fixed remuneration
(Comprising base salary and benefits including retirement benefits)	2,171,071	see section 4.1.3
At risk remuneration
Cash bonus	1,070,125	see section 4.1.3
Estimated fair value of the Deferred Shares	997,504	see section 4.1.4
Notional fair value of the Performance Shares	449,453	see section 4.1.4
Estimated total remuneration for financial year 2004	4,688,153

At this year’s annual general meetings shareholders will be asked to approve amendments to the GIS which will include the replacement of the three-year Performance Share component of the GIS with an award of Shares under a new five-year plan. If this resolution is approved no Performance Shares will be issued to Mr Goodyear in relation to the 2004 year. Shares under the new five-year plan will be issued in their place. Details of the proposed number of Shares and the Performance Hurdles that will apply are detailed in the Notices convening the annual general meetings. The method of assessing the remaining parts of the at risk remuneration under the GIS – the cash bonus and Deferred Shares/Options – will remain intact. The table above includes a notional fair value for the Performance Shares that would be issued (subject to shareholders’ approval) under the existing terms of the GIS.

4.1.2 Service contract

Mr Goodyear has a single service contract with BHP Billiton Limited and BHP Billiton Plc dated 21 August 2003. The contract does not contain a fixed term and can be terminated by the Group on 12 months’ notice. Mr Goodyear is entitled to terminate the contract on three months’ notice. The Group may immediately terminate the contract by paying Mr Goodyear 12 months’ base salary in lieu of notice. Where a payment is made in lieu of notice, a contribution to a superannuation or pension fund is also payable (see section 4.1.5 below).

Any entitlement Mr Goodyear might have in relation to short and long-term incentives is covered by the GIS (details of which are set out in section 3.2.1). The rules of that scheme outline the circumstances in which Mr Goodyear (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which Mr Goodyear would be entitled to a cash bonus payment for the performance year in which he leaves the Group. Those circumstances depend on the reason for his departure.

The Committee has discretion in relation to the entitlements of an employee on termination in some circumstances. This will include situations where the employee does not resign or is not terminated for cause, for example, where the Group and Mr Goodyear reach a mutual decision to part. In an effort to provide the Group, its shareholders and Mr Goodyear with as much certainty as possible in relation to his entitlements at termination, the Committee has considered what Mr Goodyear’s entitlements might be if a mutual decision to part was reached. The Committee has resolved that, providing Mr Goodyear has served as Chief Executive Officer for no less than three years, he would be entitled to:

•	any Deferred Shares or Options that had been granted but were not exercisable at the date of departure. The Committee believes that if the performance measures for the grant of these Deferred Shares or Options have already been met, save for the requirement that they be held for two years from the date of grant, a mutual decision to part would override that additional requirement to hold the Deferred Shares or Options for the balance of the two-year period,

•	a cash bonus for the year in which the parting takes place, calculated according to Mr Goodyear’s performance measured against his KPIs for that year, and pro-rated back to reflect the actual period of service in that year, and

•	a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable, pending satisfaction of Performance Hurdles. The entitlements will be pro-rated to reflect Mr Goodyear’s period of service from the date the awards were granted and will only become exercisable if and when the Performance Hurdles are met.

These entitlements would not arise if Mr Goodyear’s contract was terminated for cause or if he resigned. Details of how the GIS would operate in those circumstances are set out in the rules, a copy of which is available on the website at www.bhpbilliton.com/bbContentRepository/Events/BHPBillitonLtdGIS.pdf.

Where the Committee retains discretion in relation to the award of any long or short-term incentives, the rules of the GIS require the Committee to exercise that discretion in good faith and acting reasonably.

Mr Goodyear would be entitled to any accrued entitlement that he may have under the rules of the Retirement Savings Plan at the date of termination as set out in section 4.1.5 below.

4.1.3 Remuneration

The remuneration paid to Mr Goodyear for the year ended 30 June 2004 is set out in the table below.

•	Mr Goodyear participated in the GIS throughout the year. The target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of salary. Group KPIs represented a 75 per cent weighting and personal KPIs 25 per cent. The Committee has assessed the Group’s and Mr Goodyear’s performance for the year and awarded 85.6 per cent of salary as a cash bonus. The Committee has set Mr Goodyear’s KPIs for the year ended 30 June 2005 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent an 80 per cent weighting. Personal KPIs include additional value added growth projects, project performance, demonstrable value from the market, succession planning and corporate strategic issues.

US Dollars

Base Salary	Other benefits (1)	Retirement benefits (2)	Annual cash bonus	Value of Deferred Shares (3)	Subtotal 2004 UK GAAP	Subtotal 2003 UK GAAP	Share-based compensation- long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2004	Total 2003
FIXED	FIXED	FIXED	AT RISK	AT RISK			AT RISK	AT RISK
1,250 000	321,071	600,000	1,070,125	997,504	4,238,700	3,734,357	590,330	(385,548)	4,443,482	3,543,809

Notes:
(1)	Other benefits

Includes medical insurance and professional fees. Mr Goodyear also received a relocation allowance and expenses.

(2)	Retirement benefits

Mr Goodyear is entitled to receive 48 per cent of his salary in the form of retirement benefits. For the period July to September 2003 he took this benefit as a cash gratuity. From October 2003, he elected to defer receipt and participate in the Group’s Retirement Savings Plan.

(3)	Deferred Shares

This represents the estimated fair value of Deferred Shares earned in the year. The actual Deferred Shares will be awarded to Mr Goodyear subject to approval by shareholders at the annual general meetings in 2004. Mr Goodyear can elect to receive Options instead of Deferred Shares or a combination of both.

(4)	Share-based compensation – long-term

The amount in respect of long-term Share-based compensation represents the estimated value of awards granted under the long-term incentive schemes.

The estimated value has been calculated using a Black-Scholes option pricing methodology (taking no account of Performance Hurdles) adjusted to reflect the expected vesting percentage. Details of outstanding awards and awards vesting in the year are set on in the tables below. The estimated value of the award made in any year is allocated in equal amounts to each of the years during the performance period, but is adjusted each year to reflect the then expected vesting percentage on a cumulative basis.

(5)	In accordance with UK GAAP, 100 per cent of the estimated fair value of Deferred Shares earned during the 2004 year is included in the remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration for the current and earlier years is to be included over the vesting period. The column headed ‘Adjustment’ represents the difference between the measurement methods. Hence the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.

4.1.4 Share and Option plans

The tables below set out details of Mr Goodyear’s interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2004. All Shares and Options issued form part of Mr Goodyear’s at risk remuneration. The extent to which Shares (save for Deferred Shares and Options) will vest is wholly dependent on the extent to which the Performance Hurdles are met.

Share options

	BHP Billiton Limited Ordinary Shares under option					Exercise price(4)	First exercise date	Expiry date
Scheme	At 1 July 2003	Granted(2)	Exercised(3)	Lapsed	At 30 June 2004
GIS 2003 Options	—	320,725	—	—	320,725	A$11.11	August 2005	August 2008
ESP 2000(1)	722,785	—	—	—	722,785	A$7.60	3 April 2003	2 April 2010
ESP 1999(1)	557,576	—	206,511	—	351,065	A$6.92	23 April 2002	22 April 2009

Notes:
(1)	All of this award is exercisable.
(2)	The market price of BHP Billiton Limited Shares on date of grant (21 November 2003) was A$10.76. The fair market value per Option was A$2.92.
(3)	The market price on the date of exercise (23 December 2003) was A$11.93. The aggregate gain was A$1,034,676. Options over 351,065 Shares remain exercisable.
(4)	Represents the exercise price payable on Options.

Shares awarded

	BHP Billiton Limited Ordinary Shares under award					Vesting date
Scheme	At 1 July 2003	Granted(1)	Vested(2)	Lapsed	At 30 June 2004
GIS 2003 Deferred	—	28,093	—	—	28,093	August 2005
GIS 2003 Performance	—	112,375	—	—	112,375	August 2006
GIS 2002 Performance	180,154	—	—	—	180,154	August 2005
PSP 2001	136,573	—	—	—	136,573	1 October 2004
PSP 2000	184,483	—	184,483	—	—	1 July 2003
Total	501,210	140,468	184,483	—	457,195

Notes:
(1)	The market price of BHP Billiton Limited Shares on date of grant (21 November 2003) was A$10.76. The fair market value per Performance Share and Deferred Share was A$4.58 and A$10.03 respectively.
(2)	75 per cent of the Shares vested on 1 July 2003, following the end of the performance period, and the BHP Billiton Limited market price was A$8.56. The remaining 25 per cent vested on 1 September 2003, and the BHP Billiton Limited market price was A$11.00. The market price on the date of exercise (18 September 2003) was A$10.80. The aggregate gain was A$1,992,416.

4.1.5 Retirement benefits

Mr Goodyear’s remuneration includes a payment in lieu of a contribution by the Group to a superannuation or pension fund fixed at an annual rate of 48 per cent of base salary. Mr Goodyear may elect to have this paid into a superannuation or pension fund or, instead, to defer receipt, subject to the rules of a Retirement Savings Plan established for this purpose which allow Mr Goodyear to accumulate these annual payments and to defer receipt until after he retires from the Group. The Plan allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.

In the event of death-in-service, a benefit of four times base salary will be paid. The overall annual pension payable to his spouse at the time of his death, until she dies, will be equal to two-thirds of one-thirtieth of Mr Goodyear’s pensionable salary at date of death, for each year of service from 1 January 2003 to his normal retirement date. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.

4.2 Mr Miklos (Mike) Salamon

4.2.1 Summary of remuneration arrangements

Mr Salamon’s remuneration is made up of fixed and at risk components. For the year ended 30 June 2004, fixed remuneration, which comprises base salary, retirement benefits and other benefits, equals 55 per cent of total remuneration, when calculated at the target level of performance.

The at risk remuneration is made up of short and long-term incentives. Short-term incentives generally take the form of cash and are measured against KPIs. Long-term incentives are delivered through equity awards and are measured against Performance Hurdles. At risk remuneration for the year ended 30 June 2004 equals 45 per cent of total remuneration when calculated at the target level of performance.

The Committee has assessed Mr Salamon’s performance for the year and has concluded that, save for the KPI relating to Health, Safety and Environment, it was above target. Accordingly, the value of the at risk remuneration, and therefore the percentage of the total that is attributable to at risk remuneration, will be greater than the target percentage.

The tables that appear in sections 4.2.3 to 4.2.5 of the Report have been prepared in accordance with the law and accounting standards in the UK. While the information presented is fulsome, it does not readily give a picture of the amount of remuneration Mr Salamon earned for the year. One of the reasons for this is that the value of the at risk remuneration cannot be finally determined until (i) approval to issue Shares has been granted by shareholders; (ii) the price at which the Shares are issued is known; and (iii) the performance period has expired and performance has been assessed against the Performance Hurdles. For these reasons the value of the at risk remuneration has to be estimated.

In the case of Deferred Shares the only vesting condition is for Mr Salamon to remain in the employment of the Group for two further years. In the case of Performance Shares, the Performance Hurdles include TSR and EPS measures. Accordingly, the number, if any, of Shares that will ultimately vest cannot be determined until the service period has been completed and the Performance Hurdles have been assessed (in 2006 in the case of Deferred Shares and 2007 in the case of Performance Shares). The value of the Shares that form part of the at risk remuneration appearing throughout this section of the Report, are therefore estimates.

The summary below outlines Mr Salamon’s fixed and at risk remuneration for the year ended 30 June 2004.

Component of remuneration	Amount US$	Further information
Fixed remuneration
(Comprising base salary and benefits including retirement benefits)	1,895,370	see section 4.2.3
At risk remuneration
Cash bonus	852,089	see section 4.2.3
Estimated fair value of the Deferred Shares	784,326	see section 4.2.4
Notional fair value of the Performance Shares	357,877	see section 4.2.4
Estimated total remuneration for financial year 2004	3,889,662

At this year’s annual general meetings shareholders will be asked to approve amendments to the GIS which will include the replacement of the three-year Performance Share component of the GIS with an award of Shares under a new five-year plan. If this resolution is approved no Performance Shares will be issued to Mr Salamon in relation to the 2004 year. Shares under the new five-year plan will be issued in their place. Details of the proposed number of Shares and the Performance Hurdles that will apply are detailed in the Notices convening the 2004 annual general meetings. The method of assessing the remaining parts of the at risk remuneration under the GIS – the cash bonus and Deferred Shares/Options – will remain intact. The table above includes a notional fair value for the Performance Shares that would be issued (subject to shareholders’ approval) but for the proposed amendments to the GIS.

4.2.2 Service contract

Mr Salamon has contracts of employment with BHP Billiton Plc and BHP Billiton Services Jersey Limited, a wholly-owned subsidiary of BHP Billiton Plc, both dated 1 September 2003.

Mr Salamon’s employment agreements automatically terminate on his sixtieth birthday. At any time prior to his sixtieth birthday each service contract can be terminated by either the Group or Mr Salamon providing 12 months’ notice. The Company may make a payment in lieu of notice of 12 months, equal to 150 per cent of base salary. This payment reflects the market practice at the time the terms were agreed.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Salamon to maintain any ongoing participation in relation to the long-term incentive schemes in which he participates in the event of his departure. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

4.2.3 Remuneration

The remuneration paid to Mr Salamon for the year ended 30 June 2004 is set out in the table below.

Mr Salamon participated in the GIS throughout the year. The target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of adjusted salary. Group KPIs represented 30 per cent of the total performance measures. Fifty per cent of the weighting applied to KPIs in relation to the operating business and the remaining 20 per cent was attributable to personal KPIs. The Committee has assessed the Group’s and Mr Salamon’s performance for the year and awarded 89.8 per cent of adjusted salary as a cash bonus. The Committee has set Mr Salamon’s KPIs for the year ended 30 June 2005 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent 30 per cent of the total performance measures. Forty per cent of the weighting will apply to KPIs in relation to the operating business. The remaining 30 per cent is attributable to personal KPIs that include performance of key senior executives reporting to Mr Salamon, safety-oriented operating discipline, performance of key projects in the Non-Ferrous Materials group, development of the BHP Billiton Way and the function of the Operating Committee.

US Dollars

Base Salary	Other benefits (1)	Annual cash bonus	Value of Deferred Shares (2)	Subtotal 2004 UK GAAP	Subtotal 2003 UK GAAP	Retirement benefits (3)	Share- based compensation long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2004	Total 2003
FIXED	FIXED	AT RISK	AT RISK			FIXED	AT RISK	AT RISK
1,197,666	42,581	852,089	784,326	2,876,662	2,542,388	655,123	622,057	(314,751)	3,839,091	2,947,460

Notes:

(1)	Other benefits
Includes medical insurance, life assurance related benefits, car allowance and professional fees.
(2)	Deferred Shares
This represents the estimated fair value of Deferred Shares earned in the year. The actual Deferred Shares will be awarded to Mr Salamon subject to approval by shareholders at the annual general meetings in 2004. Mr Salamon can elect to receive Options instead of Deferred Shares or a combination of both.
(3)	Retirement benefits
The estimated benefit in respect of pensions includes contributions payable in respect of actual/notional contributions that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Salamon are set out in section 4.2.5 ‘Retirement benefits’ below.
(4)	Share-based compensation - long-term
The amount in respect of long-term Share-based compensation represents the estimated value of awards granted under the long-term incentive schemes.
The estimated value has been calculated using a Black-Scholes option pricing methodology (taking no account of Performance Hurdles) adjusted to reflect the expected vesting percentage. Details of outstanding awards and awards vesting in the year are set out in the tables below. The estimated value of the award made in any year is allocated in equal amounts to each of the years during the performance period, but is adjusted each year to reflect the then expected vesting percentage on a cumulative basis.
(5)	In accordance with UK GAAP, 100 per cent of the estimated fair value of Deferred Shares earned during the 2004 year is included in the remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration for the current and earlier years is to be included over the vesting period. The column headed ‘Adjustment’ represents the difference between the measurement methods. Hence the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.

4.2.4 Share and Option plans

The table below sets out details of Mr Salamon’s interests in incentive plans including the number of Shares awarded in the financial year ended 30 June 2004. All of the Shares and Options issued form part of Mr Salamon’s at risk remuneration. The extent to which Shares (save for Deferred Shares and Options) vest will be wholly dependent on the extent to which the Performance Hurdles are met.

Shares awarded

	BHP Billiton Plc Ordinary Shares under award
Scheme	At 1 July 2003		Granted(1)	Vested	Lapsed(2)	At 30 June 2004	Vesting date
GIS 2003 Deferred	—		89,056	—	—	89,056	August 2005
GIS 2003 Performance	—		89,056	—	—	89,056	August 2006
GIS 2002 Performance	193,706		—	—	—	193,706	August 2005
CIP 2001	107,206	(3)	—	—	11,911	95,295	1 October 2005
RSS 2001	198,163		—	—	—	198,163	1 October 2004
Total	499,075		178,112	—	11,911	665,276

Notes:

(1)	The market price of BHP Billiton Plc Shares on date of grant (21 November 2003) was £4.32. The fair market value per Performance Share and Deferred Share was £1.84 and £3.98 respectively.
(2)	The first performance period ceased on 30 September 2003. Based on the performance measured at the end of the first performance period, 60 per cent out of a maximum of 80 per cent Matching Shares were capable of vesting. The remaining 20 per cent lapsed. Correspondingly, the maximum that can vest at the end of the second performance period has also been reduced. Mr Salamon did not elect to leave the CIP at the end of the first performance period and will remain in the Plan until October 2005.
(3)	Includes 26,471 Committed Shares invested by Mr Salamon.

4.2.5 Retirement benefits

Defined Benefit Pension (US Dollars)

Amount by which the annual pension entitlement has increased during the year ended 30 June 2004(1)	Total annual pension entitlement as at 30 June 2004	Estimated capital value (transfer value) of the increase in annual pension entitlement(1)	Estimated capital value (transfer value) of total accrued pension at 30 June 2004	Estimated capital value (transfer value) of total accrued pension at 30 June 2003
78,720	768,503	2,169,571	7,870,626	5,701,055

Notes:

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation. The increase in transfer value of total accrued pension is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the Director also without any allowance for inflation.

The increase in accrued pension after making an allowance for inflation of 3 per cent (2003: 3.3 per cent) was US$58,026 (2003: US$63,966) and the transfer value of that increase less the contributions made to the scheme by the Director was US$594,275 (2003: US$578,420).

BHP Billiton Plc and BHP Billiton Services Jersey Limited have established non-contributory defined benefit pension arrangements under which Mr Salamon will be entitled to a pension at normal retirement date (age 60), equal to two-thirds of pensionable salary provided he has completed 20 years service with the Group or predecessor companies. Only base salary is pensionable. At the date of this Report Mr Salamon was 49 years of age.

Each year Mr Salamon has the right to determine whether his pension provision for that year’s salary under each service contract with BHP Billiton Plc and BHP Billiton Services Jersey Limited is made under a defined benefit or defined contribution arrangement for service after 1 July 1997. Alternatively, he can choose to receive a cash sum at equivalent cost to the Group. Once he has completed 20 years or more service, the cash sum option will no longer be available to him.

If he has chosen in any year to have a defined contribution arrangement he may elect subsequently to have the defined contribution benefit for that year and any previous years converted to a defined benefit promise, in which case he must surrender the defined contribution benefit accrued.

If Mr Salamon retires before age 60, his accrued defined benefit pension entitlement will normally be reduced for early payment at the rate of 4 per cent per annum.

In terms of the rules of the scheme all pensions in payment will be indexed in line with the retail price index.

In the event of death-in-service, a lump sum benefit of four times base salary will be paid. A spouse’s pension on death-in-service of two-thirds of the prospective pension will also be paid.

In the event of the death of Mr Salamon while in retirement, a surviving spouse’s pension of two-thirds of the pension in payment, before the effect of commutation, will be paid.

5. Specified Executives and Highest Paid Officers (other than Directors)

The Specified Executives of the Group are those executives, other than executive Directors and numbering at least five, who have the greatest authority for managing the Group. This section contains information relating to that group of executives.

As noted in section 3.1 above, senior executives’ total remuneration is divided into two components – fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles which contribute to the Group’s overall profitability and performance.

5.1 Service contracts

As outlined in section 3, it is the Group’s policy that service contracts for senior executives are unlimited in term but capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to 12 months’ pays in lieu of notice. Where contracts contain notice periods in excess of 12 months those contracts reflect market practice at the time the terms were agreed.

As reported in section 3, the service contracts typically outline the components of remuneration paid to the executive but do not prescribe how remuneration levels are to be modified from year to year.

The termination provisions in the service contracts with the Specified Executives are summarised in the table below.

Name and job title	Employing company	Notice period company	Notice period employee	Termination provisions(1)
Philip Aiken, Group President Energy	BHP Billiton Limited	12 months	6 months	On termination the Company may make a payment in lieu of notice equal to 12 months base salary plus the superannuation or retirement benefit contribution for that period

Marius Kloppers, Chief Commercial Officer	BHP Billiton Plc	12 months	6 months	On termination the Company may make a payment in lieu of notice equal to 12 months base salary plus the superannuation or retirement benefit contribution for that period

Chris Lynch, Chief Financial Officer	BHP Billiton Limited	12 months	6 months	On termination the Company may make a payment in lieu of notice equal to 12 months base salary plus the superannuation or retirement benefit contribution for that period

Robert Kirkby, President Carbon Steel Materials	BHP Billiton Limited	12 months	6 months	On termination the Company may make a payment in lieu of notice equal to 12 months base salary plus the superannuation or retirement benefit contribution for that period

John Fast, Chief Legal Counsel	BHP Billiton Limited	3 months	3 months	On termination the Company may make a payment in lieu of notice equal to 3 months base salary plus a termination payment of 21 months base salary

Notes:

(1)	The Committee has not considered the circumstances in which it would exercise its discretion to allow the executives to maintain any ongoing participation in relation to the long-term incentive schemes in which they participate in the event of their departures. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

5.2 Remuneration

The table below outlines the fixed and at risk remuneration of the specified executives for the year ended 30 June 2004.

Executive	Base salary	Other benefits (1)	Annual cash bonus	Value of Deferred Shares (2)	Subtotal 2004 UK GAAP	Subtotal 2003 UK GAAP	Retirement benefits (3)	Share-based compensation – long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2004	Total 2003
US Dollars	FIXED	FIXED	AT RISK	AT RISK			FIXED	AT RISK	AT RISK
Philip Aiken	882,427	519,032	642,716	599,099	2,643,274	2,162,896	318,556	490,128	(225,782)	3,226,176	2,281,001
Marius Kloppers	719,262	158,398	647,228	595,759	2,120,647	1,933,182	320,817	350,018	(267,750)	2,523,732	1,899,673
Chris Lynch	716,480	27,272	613,680	572,034	1,929,466	1,705,112	248,619	390,901	(229,636)	2,339,350	1,729,507
Robert Kirkby	696,801	1,272	630,430	587,650	1,916,153	1,453,600	255,029	348,595	(247,454)	2,272,323	1,548,862
John Fast	638,944	—	591,726	551,569	1,782,239	1,323,160	229,381	384,082	(234,446)	2,161,256	1,459,472
David Munro (6)	500,157	83,067	—	—	583,224	1,647,037	—	—	—	583,224	1,570,310

Notes:

(1)	Other benefits
Includes medical insurance, life assurance related benefits, professional fees, payout of unused leave entitlements, relocation allowance and expenses where applicable.
(2)	Deferred Shares
This represents the estimated fair value of Deferred Shares earned in the year. Employees can elect to receive Options instead of Deferred Shares or a combination of both.
(3)	Retirement benefits
The estimated benefit in respect of pensions includes contributions payable in respect of defined contribution arrangements and actual/notional contributions that would have been required to secure the defined benefit promises earned in the year.
(4)	Share-based compensation – long-term
The amount in respect of long-term Share-based compensation represents the estimated value of awards granted under the long-term incentive schemes.
The estimated value has been calculated using a Black-Scholes option pricing methodology (taking no account of Performance Hurdles) adjusted to reflect the expected vesting percentage. Details of outstanding awards and awards vesting in the year are set on in the tables below. The estimated value of the award made in any year is allocated in equal amounts to each of the years during the performance period but is adjusted each year to reflect the then expected vesting percentage on a cumulative basis.
(5)	In accordance with UK GAAP, 100 per cent of the estimated fair value of Deferred Shares earned during the 2004 year is included in the remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration for the current and earlier years is to be included over the vesting period. The column headed ‘Adjustment’ represents the difference between the measurement methods. Hence the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.
(6)	Resigned January 2004. As all awards under Share incentive plans lapsed on resignation, no amount of remuneration for such plans has been attributed to David Munro for the period.

5.3 Group Incentive Scheme

All of the Specified Executives participated in the GIS for the year ended 30 June 2004 and all have been invited to participate for the year commencing 1 July 2004. For both years, the target cash bonus amount for each Specified Executive is 70 per cent of salary. For the year commencing 1 July 2004, KPIs are split between Group and personal KPIs. Personal measures include both Customer Sector Group measures as well as measures which are business or function-specific. Personal measures range from 55 per cent to 75 per cent of the total KPIs for each Specified Executive.

If the proposed changes to the GIS outlined in section 3.2.1 above are approved by shareholders at the 2004 annual general meetings no Performance Shares will be issued to Specified Executives in relation to the 2004 year. Shares under the new five-year plan will be issued in their place.

	Year ended 30 June 2004		Year commencing 1 July 2004
	Percentage of total remuneration at risk at the target level of performance	Group measures	Group measures
Philip Aiken	46%	20% weighting of total performance measures	25% weighting of total performance measures
Marius Kloppers	50%	30% weighting of total performance measures	45% weighting of total performance measures
Chris Lynch	54%	45% weighting of total performance measures	45% weighting of total performance measures
Robert Kirkby	55%	20% weighting of total performance measures	30% weighting of total performance measures
John Fast	55%	45% weighting of total performance measures	45% weighting of total performance measures

5.4 Share and Option plans

The table below summarises details of the Specified Executives’ interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2004, all of which were granted as remuneration. Detailed information on their interests in the plans is set out in note 31 ‘Specified executives’ in the 2004 BHP Billiton Group Annual Financial Statements. No Options held by Specified Executives are vested but not exercisable, except where stated. All of the Shares and Options issued form part of the executives’ at risk remuneration. The extent to which Shares (save for Deferred Shares and Options) vest, will be wholly dependent on the extent to which the Performance Hurdles are met.

	Balance at 1 July 2003	Granted	Exercised	Vested	Lapsed	Balance at 30 June 2004
Philip Aiken • Shares • Options	489,999 516,275	139,630 —	122,621 516,275	— —	— —	507,008 —
Marius Kloppers • Shares • Options	310,873 —	110,756 —	— —	— —	11,911 —	409,718 —
Chris Lynch • Shares • Options	359,947 —	122,020 —	61,987 —	— —	— —	410,980 —
Robert Kirkby • Shares • Options • Partly Paid Shares	307,800 340,740 362,588	116,062 — —	89,659 340,740 —	— — —	2,823 — —	331,380 — 362,588
John Fast • Shares • Options	360,539 413,020	109,564 —	96,854 413,020	— —	4,516 —	368,733 —
David Munro • Shares • Options (resigned January 2004)	326,908 —	98,614 —	— —	— —	425,522 —	— —

5.5 Retirement benefits

For service following 1 January 2003, retirement, death and disability benefits were aligned for the Specified Executives.

Retirement benefits were aligned on a defined contribution basis. For each executive a defined contribution rate was calculated to target a pension accrual of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60. Allowance for a two-thirds spouse’s pension in retirement plus inflation indexation in payment was also incorporated into the calculations. To deliver the retirement promise, the executive is given a choice of funding vehicles including the executive’s current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash gratuity in lieu. The aggregate cost to the Company of exercising these funding choices will not exceed the calculated contribution rate for each executive.

On death-in-service a lump sum of four times base salary will be payable. In addition a spouse’s pension of two-thirds of 2.2 per cent of basic salary at death for each year of service from 1 January 2003 to age 60 will be payable. Dependants’ benefits are payable in addition and periods of service where the executive elected a cash gratuity are excluded. If the executive leaves on the grounds of incapacity, a disability pension payable for the duration of the executive’s life of 2.2 per cent for each year of service from 1 January 2003 to age 60 will be payable. Periods of service where the executive elects a cash gratuity are excluded from the disability pension. No spouses’ benefit will be payable following death in disablement.

Benefits accrued by the executive in retirement arrangements before 1 January 2003 will be payable in addition to those described above.

6. Non-executive Directors

6.1 Remuneration policy

In May 2001 shareholders approved an aggregate sum of A$3 million to be used to remunerate non-executive Directors. Fees payable to non-executive Directors were last set in 2002 and a review was considered appropriate in 2004. Following that review the Board agreed to revise the existing remuneration arrangements with effect from 1 July 2004. Fees payable to non-executive Directors will, in future, be reviewed on an annual basis.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board. In revising the fees the Board reviewed remuneration rates of non-executive directors and chairmen of other companies, including those companies in the comparator group used in the GIS and detailed in section 3.2.1 of this Report. The Board is conscious that just as the Group must set remuneration levels to attract and retain talented executives, so it must also ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of director necessary to effectively contribute to a high-performing Board.

The revised elements of remuneration are:

•	a base fee of US$85,000 per annum (increased from US$60,000)

•	a base fee of US$105,000 per annum for the Senior Independent Director of BHP Billiton Plc (previously US$80,000)

•	a base fee of US$450,000 per annum for the Chairman (previously US$240,000)

•	a Committee membership fee of US$15,000 for HSE and Remuneration Committee members and US$20,000 for members of the Risk Management and Audit Committee. No additional fee is paid for membership of the Nomination Committee

•	a fee of US$25,000 for the Chairman of each of the HSE and Remuneration Committees and US$40,000 for the Chairman of the Risk Management and Audit Committee (previously US$7,500), and

•	a travel allowance of US$2,000 for air travel that is more than three hours but less than 12 hours (previously US$1,000) and US$5,000 where air travel is more than 12 hours (previously US$2,500).

The previous meeting attendance fee of US$1,000 for each meeting attended has been abandoned.

Fees continue to be denominated in US dollars and paid in US dollars, Australian dollars or UK pounds sterling, as nominated by the Director. Non-executive Directors are not eligible to participate in any of the Group’s incentive arrangements.

A standard letter of engagement has been developed for non-executive Directors and is available on the website at www.bhpbilliton.com/bbContentRepository/AboutUs/Governance/lt_AppointmentasnonexecutiveDirector.pdf. Dates of appointment appear at Item 6.A.

Each non-executive Director is appointed subject to periodic re-election by the shareholders. There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.

6.2 Remuneration paid

Remuneration paid to non-executive Directors for the year ended 30 June 2004 is set out in the table below.

US Dollars	Fees	Committee Chair fees	Attendance fees	Travel allowances	Other benefits	Subtotal 2004 UK GAAP	Subtotal 2003 UK GAAP	Retirements benefits (1)	Total 2004	Total 2003
Don Argus	240,000	—	—	4,500	—	244,500	247,500	12,660	257,160	260,125
David Brink	60,000	7,500	18,000	9,000	5,619	100,119	98,281	—	100,119	98,281
John Buchanan	80,000	7,500	10,000	11,000	—	108,500	44,832	—	108,500	44,832
Michael Chaney (2)	60,000	—	9,000	10,000	1,826	80,826	81,500	3,165	83,991	84,655
David Crawford	60,000	7,500	24,000	9,500	—	101,000	96,000	3,561	104,561	99,550
Cornelius Herkstroter (3)	18,871	—	6,000	2,500	2,553	29,924	86,281	—	29,924	86,281
David Jenkins	60,000	—	32,000	18,000	—	110,000	100,500	—	110,000	100,500
Lord Renwick	60,000	—	8,000	5,000	—	73,000	76,500	—	73,000	76,500
John Schubert	60,000	—	12,000	8,500	—	80,500	78,375	3,165	83,665	81,625

Notes:

(1)	BHP Billiton Limited contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.
(2)	Michael Chaney has requested that fees payable to him are paid instead to his employer, Wesfarmers Limited.
(3)	Retired on 24 October 2003.

6.3 Retirement benefits

The following table sets out the accrued retirement benefits under the now closed Retirement Plan of BHP Billiton Limited, together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund. The Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US Dollars

Name	Completed years of service at 30 June 2004	Increase in lump sum entitlement(1)	Lump sum entitlement at 30 June 2004	Lump sum entitlement at 30 June 2003
Don Argus	8	82,387	1,079,770	997,383
Michael Chaney	9	21,122	285,135	264,013
David Crawford	10	23,098	301,779	278,681
David Jenkins	4	56,588	188,595	132,007
John Schubert	4	11,734	143,741	132,007

(1)	On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual to the date of closure, together with application of the earnings rate and foreign exchange impact.

7. Aggregate Directors’ Remuneration

The aggregate remuneration of executive and non-executive Directors of BHP Billiton in accordance with UK generally accepted accounting principles is set out in the table below.

US Dollars (million)

	2004	2003
Emoluments	8	7
Termination payments	—	12
Awards vesting under long-term incentive plans	1	—
Gains on exercise of options	1	—	(1)

Total	10	19

(1)	Mr Goodyear exercised options during the year ended 30 June 2003 with a gain of US$0.2 million.

Directors’ and Executive Officers’ Share Interests

The interests of the Directors and Executive Officers who held office at 30 June 2004, in the shares of BHP Billiton Plc and BHP Billiton Limited (shares in BHP Billiton Limited are shown in italics) were:

As at 30 June 2004	Shares (a) (b)	Shares subject to Options (c)	Shares subject to Performance Rights (d)	Shares subject to Restricted Share Scheme(e)	Shares subject to Medium Term Incentive Plan / Co- Investment Plan (f)	Performance Shares subject to Group Incentive Scheme Transition Year(i)	Performance Shares subject to Group Incentive Scheme(i)	Deferred Shares subject to Group Incentive Scheme(i)	Shares subject to Group Incentive Scheme Options(i)
Directors (j)
Mr. D.R. Argus	203,495	—	—	—	—	—	—	—	—
Dr. D.C. Brink	39,377	—	—	—	—	—	—	—	—
Mr. M.A. Chaney	12,338	—	—	—	—	—	—	—	—
Mr. D.A. Crawford	25,826	—	—	—	—	—	—	—	—
Mr. C.W. Goodyear(g)	638,807	1,073,850	136,573	—	—	180,154	112,375	28,093	320,725
	2,000	—	—	—	—	—	—	—	—
Dr. D.A. Jenkins	2,066	—	—	—	—	—	—	—	—
	10,000	—	—	—	—	—	—	—	—
Lord Renwick of Clifton	2,066	—	—	—	—	—	—	—	—
	12,385	—	—	—	—	—	—	—	—
Dr. J.M. Schubert	23,675	—	—	—	—	—	—	—	—
Mr. M. Salamon	977,282	—	—	198,163	95,295	193,706	89,056	89,056	—
Dr. J.G. Buchanan	1,000	—	—	—	—	—	—	—	—
Executive Officers
Mr. P.S. Aiken	356,422	—	131,856	—	—	158,118	69,815	69,815	—
Mr. J.C. Fast	175,459	—	107,093	—	36,155	115,921	54,782	54,782	—
Mr. R.W. Kirkby (h)	536,989	—	82,330	—	22,597	110,391	58,031	58,031	—
Dr. M.J. Kloppers	—	—	—	84,182	95,295	119,485	55,378	55,378	—
Mr. C.J. Lynch	80,679	—	153,151	—	—	117,117	61,010	61,010	—

(a)	Beneficially held in own name, in name of trust, or nominee company or private company at 30 June 2004.

Included in these figures are 77,404 shares held on trust by BHP Billiton Employee Plan Pty Ltd for Mr. P.S. Aiken and 18,692 shares held on trust by BHP Billiton Employee Plan Pty Ltd for Mr. C. Lynch. These shares were issued on 12 November 2001 (plus additional purchase 8 August 2002 to compensate for the BHP Steel Demerger capital reduction) under the Bonus Equity Share Plan and are held in trust and may not be transferred or disposed of for at least a three-year period. While the shares are held in trust, the beneficiary of the shares is entitled to the benefit of the rights to vote and receive dividends, which attach to those shares. Also included in these figures are 89,659 ordinary fully paid shares held under by the Performance Share Plan Trust for Mr. R.W. Kirkby. The shares resulted from the exercise of 40,500 Performance Rights (plus 49,159 bonus shares) issued under the BHP Billiton Limited’s Performance Share Plan. The Plan Trustee will hold them for 2 years (released in October 2005).

(b)	No director or executive holds in aggregate more than 1% of the issued capital of either BHP Billiton Limited or BHP Billiton Plc.

(c)	Options granted prior to 27 October 2000 constituted a right to acquire 1 ordinary BHP Billiton Limited share. For the period 28 October 2000 to 4 July 2001, each option constituted a right to acquire, after adjustment in the exercise price per share to take account of the spin-off of OneSteel Limited in October 2000, 1 ordinary BHP Billiton Limited share. Since 5 July 2001, each option constitutes a right to acquire, after an adjustment to take account of the bonus issue on 5 July 2001, 2.0651 ordinary BHP Billiton Limited shares. In relation to options issued prior to 1 July 2002, for the period since 1 July 2002, each option constituted a right to acquire, after adjustment in the exercise price per share to take account of the demerger of BHP Steel Limited in July 2002, 1 ordinary BHP Billiton Limited share. The number of shares subject to options in this table has been adjusted to reflect these changes and has been rounded to the nearest whole share.

The exercise prices for the options described below are the contractual amounts set forth in the option grants. On the purchase of a share pursuant to the exercise of an option, the purchaser will be issued with an additional 1.0651 ordinary BHP Billiton Limited shares. Therefore, the effective exercise price per share is equal to the exercise price set forth below divided by 2.0651.

Mr. C. W. Goodyear was issued with 350,000 options under BHP Billiton Limited’s Employee Share Plan on 23 April 1999 (A$14.29 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)) and a further 350,000 on 3 April 2000 (A$15.69 exercise price (adjusted by A$2.09 as a result of the OneSteel and BHP Steel Demerger capital reductions)). While there was no reduction in the exercise price following the bonus issue on 5 July 2001, 1.0651 bonus shares accrued on each option. The options issued 23 April 1999 have vested (of which 180,000 options have been exercised) and the options issued 3 April 2000 have also vested. These options expire on 22 April 2009 (170,000) and 2 April 2010 (350,000).

(d)	The number of bonus shares subject to Performance Rights has been rounded to the nearest whole share to reflect the issuance of bonus shares as described below.

Mr. C.W. Goodyear was issued with 127,400 Performance Rights on 8 November 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfilment of performance conditions and are only exercisable after 1 October 2004. Each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions. The Performance Rights have a zero exercise price.

Mr. P.S. Aiken was issued with 123,000 Performance Rights on 5 October 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfilment of performance conditions and are only exercisable after 1 October 2004. Each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions. The Performance Rights have a zero exercise price.

Mr. J.C. Fast was issued with 99,900 Performance Rights on 8 November 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfilment of performance conditions and are only exercisable after 1 October 2004. Each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions. The Performance Rights have a zero exercise price.

Mr. R.W. Kirkby was issued with 76,800 Performance Rights on 8 November 2001 under BHP Billiton Limited’s Performance Share Plan. They are subject to fulfilment of performance conditions and are only exercisable after 1 October 2004. Each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions. The Performance Rights have a zero exercise price.

Mr. C.J. Lynch was issued with 19,691 Performance Rights on 18 December 2000 and 102,200 on 8 November 2001. All Performance Rights are subject to fulfilment of performance conditions while 19,691 Performance Rights issued 18 December 2000 are subject to completion of service conditions and they are only exercisable after 1 July 2004 (19,691) or 1 October 2004 (102,200). For Performance Rights issued 18 December 2000 each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on 5 July 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfilment of performance or service conditions as applicable. For Performance Rights issued on 8 November 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions. The Performance Rights have a zero exercise price.

(e)	On 1 October 2001, Dr. M.J. Kloppers was conditionally awarded 79,100 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. They are only exercisable after 1 October 2004 and are subject to performance hurdles.

On 1 October 2001, Mr. M. Salamon was conditionally awarded 186,200 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. They are only exercisable after 1 October 2004 and are subject to performance hurdles.

On 7 August 2002, the following bonus shares were conditionally awarded under BHP Billiton Plc’s Restricted Share Scheme at no cost. These bonus shares are included in the number of shares subject to the scheme at 1 August 2002. The bonus shares were allocated at 1 new share for each 15.5648 share options held on 22 July 2002:

Dr. M.J. Kloppers	5,082
Mr. M. Salamon	11,963

The bonus issue was made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the BHP Steel Demerger capital reduction.

(f)	On 1 October 2001 Mr. J.C. Fast was awarded 37,939 shares under BHP Billiton Limited’s Medium Term Incentive Plan (MTI). Of this award, 28,571 were awarded as matching shares and 9,368 were awarded as committed shares. These awards were made in the form of Performance Rights and each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions. The Performance Rights have a zero exercise price. A maximum of 7,495 matching shares (plus additional bonus shares) were exercisable after the end of the First Performance Period on 1 October 2003 subject to the achievement of pre-determined performance hurdles. As a result of performance measures undertaken at the end of the first performance period the matching award has been reduced to 24,357 (4,214 matching shares and 302 bonus shares lapsed). Mr Fast did not elect to leave the MTI at the end of the First Performance Period and will remain in the MTI until October 2005. The remaining awards are not exercisable prior to 1 October 2005.

On 1 October 2001 Mr. R.W. Kirkby was awarded 23,712 shares under BHP Billiton Limited’s Medium Term Incentive Plan (MTI). Of this award, 17,857 were awarded as matching shares and 5,855 were awarded as committed shares. These awards were made in the form of Performance Rights and each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions. The Performance Rights have a zero exercise price. A maximum of 4,684 matching shares (plus additional bonus shares) were exercisable after the end of the First Performance Period on 1 October 2003 subject to the achievement of pre-determined performance hurdles. As a result of performance measures undertaken at the end of the first performance period the matching award has been reduced to 15,223 (2,634 matching shares and 189 bonus shares lapsed). Mr. Kirkby did not elect to leave the MTI at the end of the First Performance Period and will remain in the MTI until October 2005. The remaining awards are not exercisable prior to 1 October 2005.

On 1 October 2001, Dr. M.J. Kloppers was awarded 100,734 shares under BHP Billiton Plc’s Co-Investment Plan (CIP). Of this award, 75,861 were awarded as matching shares and 24,873 were awarded as committed shares. On July 31, 2002, 6,472 bonus shares were conditionally awarded under the CIP at no cost. These bonus shares are included in the number of shares subject to the Plan at 1 August 2002. The bonus shares were allocated at 1 new share for each 15.5648 share options held on 22 July 2002. The bonus issue was made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the BHP Steel Demerger capital reduction. A maximum of 19,898 matching shares (plus additional bonus shares) were exercisable after the end of the First Performance Period on 1 October 2003 subject to the achievement of pre-determined performance hurdles. As a result of performance measures undertaken at the end of the first performance period the matching award has been reduced to 68,823 (11,193 matching shares and 718 bonus shares lapsed). Dr. Kloppers did not elect to leave the CIP at the end of the First Performance Period and will remain in the CIP until October 2005. The remaining awards are not exercisable prior to 1 October 2005.

On 1 October 2001, Mr. M. Salamon was awarded 100,734 shares under BHP Billiton Plc’s Co-Investment Plan (CIP). Of this award, 75,861 were awarded as matching shares and 24,873 were awarded as committed shares. On 31 July 2002, 6,472 bonus shares were conditionally awarded under the CIP at no cost. These bonus shares are included in the number of shares subject to the Plan at 1 August 2002. The bonus shares were allocated at 1 new share for each 15.5648 share options held on 22 July 2002. The bonus issue was made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the BHP Steel Demerger capital reduction. A maximum of 19,898 matching shares (plus additional bonus shares) were exercisable after the end of the First Performance Period on 1 October 2003 subject to the achievement of pre-determined performance hurdles. The remaining matching awards are not exercisable prior to 1 October 2005. As a result of performance measures undertaken at the end of the first performance period the matching award has been reduced to 68,823 (11,193 matching shares and 718 bonus shares lapsed). Mr. Salamon did not elect to leave the CIP at the end of the First Performance Period and will remain in the CIP until October 2005. The remaining awards are not exercisable prior to 1 October 2005.

(g)	Mr. Goodyear holds 41,302 BHP Billiton Limited American Depositary Shares (“ADS”) and 1,000 BHP Billiton Plc American Depositary Shares (“ADS”). Each ADS represents two ordinary shares.

(h)	Mr. R.W. Kirkby holds 170,000 partly paid shares under the Executive Share Scheme. These are beneficially held, paid to A$1.36, with (i) 50,000 issued on 4 October 1994 at a final call price of A$18.25 (after adjustment for OneSteel and BHP Steel Demerger capital reductions); (ii) 35,000 issued on 4 October 1995 at a final call price of A$16.87 (after adjustment for OneSteel and BHP Steel Demerger capital reductions); (iii) 50,000 issued on 2 October 1996 at a final call price of A$14.86 (after adjustment for OneSteel and BHP Steel Demerger capital reductions); and (iv) 35,000 issued on 14 October 1997 at a final call price of A$14.63 (after adjustment for OneSteel and BHP Steel Demerger capital reductions). 90,534 fully paid ordinary shares have been issued as a result of the bonus issue on 5 July 2001 and are being held in escrow until the final call is made on the 85,000 partly paid shares issued on 4 October 1994 and 4 October 1995 (the total held in escrow is 95,534 fully paid ordinary shares, the 5,000 shares were issued from the 1995 1:10 bonus issued on the 50,000 partly paid shares issued on 4 October 1994). These shares are excluded from the ‘shares’ column of the ‘Directors and Executive Officers Share Interests’ table. An allocation of 90,534 bonus accruals have been created as a result of the bonus issue on 5 July 2001, these remain accruals until final call is made on the 85,000 partly paid shares issued 2 October 1996 and 14 October 1997. The 90,534 bonus accruals received 6,520 BHP Steel bonuses in 2002, accrued until final call is made on the 85,000 partly paid shares issued 2 October 1996 and 14 October 1997. The Executive Share Scheme provided for senior executives to acquire partly paid ordinary shares in BHP Billiton Limited. The last issue under this plan occurred on 1 October 1997. No further issues will be made under this scheme.

(i)	Mr. P.S. Aiken was issued with 158,118 Performance Shares on 12 November 2002 and 69,815 Performance Shares on 21 November 2003 under BHP Billiton Limited’s Group Incentive Scheme. They are subject to fulfilment of performance conditions and are not exercisable before August 2005 (158,118) and August 2006 (69,815) respectively. Mr. Aiken was issued with 69,815 Deferred Shares on 21 November 2003 which are not exercisable before August 2005. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance and Deferred Shares have a zero exercise price.

Mr. J.C. Fast was issued with 115,921 Performance Shares on 12 November 2002 and 54,782 Performance Shares on 21 November 2003 under BHP Billiton Limited’s Group Incentive Scheme. They are subject to fulfilment of performance conditions and are not exercisable before August 2005 (115,921) and August 2006 (54,782) respectively. Mr. Fast was issued with 54,782 Deferred Shares on 21 November 2003 which are not exercisable before August 2005. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance and Deferred Shares have a zero exercise price.

Mr. C. W. Goodyear was issued with 180,154 Performance Shares on 12 November 2002 and 112,375 Performance Shares on 21 November 2003 under BHP Billiton Limited’s Group Incentive Scheme. They are subject to fulfilment of performance conditions and are not exercisable before August 2005 (180,154) and August 2006 respectively (112,375). Mr. Goodyear was issued with 28,093 Deferred Shares and 320,725 Options on 21 November 2003 which are not exercisable before August 2005. Each Performance Share, Deferred Share and Option constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance and Deferred Shares have a zero exercise price. The Options (320,725) have an exercise price of A$11.11. These Options expire in August 2008.

Mr. R.W. Kirkby was issued with 110,391 Performance Shares on 12 November 2002 and 58,031 Performance Shares on 21 November 2003 under BHP Billiton Limited’s Group Incentive Scheme. They are subject to fulfilment of performance conditions and are not exercisable before August 2005 (110,391) and August 2006 (58,031) respectively. Mr. Kirkby was issued with 58,031 Deferred Shares on 21 November 2003 which are not exercisable before August 2005. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance and Deferred Shares have a zero exercise price.

Dr. M.J. Kloppers was issued with 119,485 Performance Shares on 12 November 2002 and 55,378 Performance Shares on 21 November 2003 under BHP Billiton Plc’s Group Incentive Scheme. They are subject to fulfilment of performance conditions and are not exercisable before August 2005 (119,485) and August 2006 (55,378) respectively. Dr. Kloppers was issued with 55,378 Deferred Shares on 21 November 2003 which are not exercisable before August 2005. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share. The Performance and Deferred Shares have a zero exercise price.

Mr. C.J. Lynch was issued with 117,117 Performance Shares on 12 November 2002 and 61,010 Performance Shares on 21 November 2003 under BHP Billiton Limited’s Group Incentive Scheme. They are subject to fulfilment of performance conditions and are not exercisable before August 2005 (117,117) and August 2006 (61,010) respectively. Mr. Lynch was issued with 61,010 Deferred Shares on 21 November 2003 which are not exercisable before August 2005. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance and Deferred Shares have a zero exercise price.

Mr. M. Salamon was issued with 193,706 Performance Shares on 12 November 2002 and 89,056 Performance Shares on 21 November 2003 under BHP Billiton Plc’s Group Incentive Scheme. They are subject to fulfilment of performance conditions and are not exercisable before August 2005 (193,706) and August 2006 (89,056) respectively. Mr. Salamon was issued with 89,056 Deferred Shares on 21 November 2003 which are not exercisable before August 2005. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share. The Performance and Deferred Shares have a zero exercise price.

C. Board Practices

While BHP Billiton Limited and BHP Billiton Plc operate as separate public companies, they also operate as though they are a single unified entity under the control of unified boards and management. This structure means that all matters need to be considered by the Boards of both BHP Billiton Limited and BHP Billiton Plc, whilst a decision might be made by one or the other Boards depending upon which subsidiary company entity is to implement the decision.

The unified board has implemented a common governance framework across the Group that meets the better of the prevailing standards of governance, as well as the regulatory requirements, in all of the jurisdictions in which the Group operates.

The Boards of BHP Billiton Limited and BHP Billiton Plc

The Boards direct and monitor the operations of the BHP Billiton Limited and BHP Billiton Plc on behalf of shareholders and have delegated the responsibility for the actual management of the business through the Chief Executive Officer to executive management.

The Boards currently have ten members. Of these, eight, including the Chairman, are independent non-executive Directors. All eight non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstances that could materially interfere with the exercise of objective, unfettered or independent judgement.

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

With the exception of the Health, Safety and Environment (HSE) Committee, all Committees members are independent non-executive Directors. Executive Directors Mr. C.W. Goodyear and Mr. M. Salamon and the Vice President, Health, Safety and Environment are members of the HSE Committee. Dr. D.C. Brink, an independent non-executive Director, chairs the HSE Committee, on which external experts also sit.

A summary of the role and responsibilities of each Board Committee is set out below. The terms of reference of each Board Committee is available on our website at: http://bhpbilliton.com/bb/aboutUs/governance.jsp.

Risk Management and Audit Committee

Role: to assist the Board in relation to the reporting of financial information

The responsibilities of the Committee include reviewing:

•	the integrity of financial statements

•	the appointment, remuneration, performance and independence of the external auditor, and the integrity of the audit process as a whole

•	the effectiveness of the systems of internal control and risk management

•	the performance and leadership of the internal audit function

•	compliance by management with constraints imposed by the Board

Health, Safety and Environment Committee

Role: to assist the Board to fulfill its responsibilities in relation to health, safety and environment matters arising out of the activities of the Group as they affect employees, contractors and the communities in which it operates

The responsibilities of the Committee include:

•	assessing the Group’s activities and overall performance having regard to health, safety and environment matters advising the Board, Risk Management and Audit Committee and Remuneration Committee on the overall performance of the Group having regard to health, safety and environment matters

Nomination Committee

Role: to assist the Board in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of a Director, having regard to the law and the highest standards of governance

The responsibilities of the Committee include:

•	the identification of suitable candidates to the Board

•	reviewing the plan for succession of the Chief Executive Officer, and periodic evaluation of it

•	reviewing the Board’s assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election

•	communication to shareholders on the work of the Committee on behalf of the Board

Remuneration Committee

Role: to assist the Board in relation to the remuneration policy for the Group, the application of this policy to executives and the evaluation of the performance of the Chief Executive Officer

The responsibilities of the Committee include:

•	reviewing the remuneration policy and its application to the Chief Executive Officer and members of the Office of the Chief Executive

•	recommending the adoption of annual and longer term incentive plans

•	providing guidance to the Chairman on the annual evaluation of the Chief Executive Officer

•	determining levels of reward to the Chief Executive Officer and approval of reward to members of the Office of the Chief Executive

•	communication to shareholders on remuneration policy and the Committee’s work on behalf of the Board

D. Employees

During the year ended 30 June 2004, we employed, on average, 35,070 employees. A significant proportion of our employees, approximately 9,800, are employed in our Australian based operations and approximately 15,900 in Southern Africa. Our other operations in North and South America account for the majority of our remaining employees. The major contributing factoring in the reduction in employee numbers from the year ended 30 June 2002 is the spin-off of BHP Steel from BHP Billiton in July 2002.

Our human resources strategy emphasises a relationship between our employees and us that is based on shared accountability for achieving business and personal success. Our strategy supports the development of a high performance work culture and the values and business principles of our Charter (our Charter is a statement that outlines the Group’s purpose, values and overall mission).

Our remuneration system places greater focus on at-risk, performance-based pay for our senior and executive management. At our business units our remuneration system is being translated to apply to employees at other levels in the organisation as appropriate. Performance is measured by means of a well-developed performance management system. Our succession planning and talent management processes focus on attracting and retaining current and future world-class talent. Our relationship with labour focuses on win-win relationships and a high performance organisation being created by continuous workplace reform in all of our businesses.

The table below provides a breakdown of our employees by category of activity for the past three financial years.

	At 30 June
Industry	2004	2003	2002
Petroleum	1,901	1,872	1,770
Aluminium	5,590	5,362	5,246
Base Metals	3,414	3,319	3,646
Carbon Steel Materials	6,812	6,381	6,380
Diamond & Specialty Products	1,203	1,208	1,754
Energy Coal	9,138	9,668	10,373
Stainless Steel Materials	5,318	5,282	5,572
Steel(a)	—	—	12,269
Group and unallocated	1,694	1,709	3,214

Total	35,070	34,801	50,224

(a)	The BHP Steel business was spun-off, effective 22 July 2002.

The table below provides a breakdown of our employees by geographic location for the past three financial years.

	At 30 June
Geography	2004	2003	2002
Australia	9,776	9,020	19,398
North America	2,642	2,719	3,165
South America	5,657	5,531	5,469
Europe	611	584	728
Southern Africa	15,928	16,627	17,735
Other countries	456	320	3,729

Total	35,070	34,801	50,224

E. Share Ownership

Share ownership information is presented as part of the remuneration report in Item 6B of this annual report in “Compensation” above.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

BHP Billiton Limited

The following table sets forth, at 30 June 2004, 2003 and 2002, the holdings of Directors and executive officers of BHP Billiton Limited, as a group, of BHP Billiton Limited’s voting securities. No person beneficially owned more than 5% of BHP Billiton Limited’s voting securities at 30 June 2004.

BHP Billiton Limited is not directly or indirectly controlled by another corporation or by any government. Other than as described in “DLC Structure”, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

				Percent of Class at June 30
Title of Class	Identity of Person or Group	Number Owned		2004	2003	2002
Ordinary Shares	Directors and executive officers as a group	2,057,822	(a)(b)	0.05%	0.02%	0.05%

(a)	Excludes shares held non-beneficially and fully paid ordinary bonus shares issued effective 5 July 2001 as a result of partly paid shareholdings.
(b)	Excludes 170,000 partly-paid shares paid to $1.36 (previously $0.01, adjusted as a result of the OneSteel Interim Call in October 2000 and the BHP Steel Demerger Interim Call in July 2002) issued to Executive Directors and executive officers, and remaining partly-paid under BHP Billiton Limited’s Executive Share Scheme. This represents 0.0045% of total paid-up share capital at 30 June 2004.

At 30 June 2004, there were 1,793 registered holders of BHP Billiton Limited’s voting securities in the United States, holding a total of 4,153,833 shares in BHP Billiton Limited or 0.11% of the outstanding shares. In addition, at 30 June 2004, there were 1,062 registered holders of BHP Billiton Limited’s ADRs in the United States, holding a total of 72,560,367 shares in BHP Billiton Limited, or 1.93% of the outstanding shares.

BHP Billiton Plc

The following table sets forth, at 30 June 2004, 2003 and 2002, the holdings of each person known to us, or ascertainable from public filings, to be the beneficial owner of more than 3% of BHP Billiton Plc’s voting securities, and the holdings of Directors and executive officers of BHP Billiton Plc, as a group, of BHP Billiton Plc’s voting securities.

BHP Billiton Plc is not directly or indirectly controlled by another corporation or by any government. Other than as described in “DLC Structure”, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Plc’s voting securities.

Title of Class	Identity of Person or Group	Number Owned		Percent of Class at 30 June
				2004	2003	2002
Ordinary Shares	Old Mutual Plc	197,616,150		8.01%	5.55%	3.98%
Ordinary Shares	The Capital Group Companies, Inc.	195,110,685	(a)	7.91%	7.03%	6.27%
Ordinary Shares	Legal & General Investment Management Ltd	75,230,880		3.05%	3.05%	3.05%
Ordinary Shares	Directors and executive officers as a group	1,049,102		0.04%	0.06%	0.08%

(a)	On 20 October 2004, The Capital Group Companies, Inc. notified us that its beneficial ownership had been reduced to 144,748,094 Ordinary Shares, representing 5.87% of the outstanding shares in BHP Billiton Plc.

As a result of the spin-off of BHP Steel, BHP Billiton Limited shareholders acquired one BHP Steel Limited share for every five shares held in BHP Billiton Limited. Holders of ordinary shares in BHP Billiton Plc received a bonus issue of one new BHP Billiton Plc share for each 15.5648 BHP Billiton Plc shares held. Shares were issued on 22 July 2002 to holders of BHP Billiton Plc shares on the register at 19 July 2002 (except for shareholders registered in the South African section of the register, where the bonus shares were issued on 29 July 2002 to holders on the register at 26 July 2002).

At 30 June 2004, there were 47 registered holders of BHP Billiton Plc’s ADRs in the United States, holding a total of 4,445,783 shares in BHP Billiton Plc, or 0.18% of the outstanding shares.

B. Related Party Transactions

The BHP Billiton Group is a group of approximately 450 subsidiaries. The BHP Billiton Group operates around the world. A list of the major entities, together with their place of incorporation and percentage ownership is listed in note 1 ‘Principal subsidiaries, joint ventures and joint arrangements’ in the 2004 BHP Billiton Group Annual Financial Statements. Related party transactions are outlined in note 30 ‘Related parties’ in the 2004 BHP Billiton Group Annual Financial Statements.

C. Interests of Experts and Counsel

Not applicable.

FINANCIAL INFORMATION

ITEM 8.	FINANCIAL INFORMATION

A. Financial Statements

The BHP Billiton Group Annual Financial Statements are included as Item 18.

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

Ok Tedi Mine

On 7 June 1996, Rex Dagi, Alex Maun and the remaining plaintiffs to Victorian Supreme Court proceedings against BHP Billiton Limited and Ok Tedi Mining Limited entered into a settlement agreement. The principal terms of the agreement included the following:

•	Each of the parties were required to make public announcements in terms agreed among the parties, to commit to the obligations in the public announcements and to support a process to reach agreement with the Lower Ok Tedi village communities.

•	BHP Billiton Limited agreed to commit as soon as practicable to the implementation of any tailings option recommended by the independent enquiry or review to be conducted by the State (the tailings option) provided that BHP Billiton Limited, bona fide, considers that option to be economically and technically feasible.

•	BHP Billiton Limited’s commitment to implement the tailings option was subject to unexpected or unforeseen circumstances which may render the tailings option economically or technically unfeasible and obtaining all necessary leases and other approvals required from the landowners and the State.

On 11 April 2000, two legal actions were commenced in the Victorian Supreme Court against Ok Tedi Mining Limited and BHP Billiton Limited. Rex Dagi was plaintiff in the first action and Gabia Gagarimabu was plaintiff in the second action on his own behalf and on behalf of the remaining parties to the settlement agreement. Both actions sought specific performance of the settlement agreement and/or an injunction to require the implementation by BHP Billiton Limited and Ok Tedi Mining Limited of a tailings pipeline and storage system and damages. However, the plaintiffs had not identified a tailings retention scheme which could feasibly be implemented. Ok Tedi Mining Limited and BHP Billiton Limited continued to assert that there had been no breach of the settlement agreement.

In December 2003, the Dagi proceeding was discontinued as against BHP Billiton Limited. On 16 January 2004 the Court approved a Settlement Agreement between BHP Billiton Limited and the plaintiff’s lawyers Slater & Gordon on behalf of the class action claimants and dismissed the case against BHP Billiton Limited (and Ok Tedi Mining Limited).

The key terms of settlement were:

•	Nil compensation or legal costs were payable by BHP Billiton Limited to the plaintiffs;

•	BHP Billiton Limited bore its own costs of the litigation; and

•	All actions by the plaintiffs were dismissed with an acknowledgement that BHP Billiton Limited at all times complied with its obligations under the 1996 Terms of Settlement and that there were no unresolved or outstanding matters or breaches by BHP Billiton Limited under those original terms.

This litigation is now resolved.

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

A State consent decree was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper Inc, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing.

BHP Copper Inc and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper Inc should recover a significant percentage of the total remediation costs from the defendants, based upon their operations’ proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper Inc’s predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper Inc based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper Inc has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper Inc.

Bass Strait – Longford

Following the 25 September 1998 explosion and fire at Longford, Victoria, a class action was commenced in the Federal Court of Australia on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following those events. On 12 April 2001, the action was transferred to the Supreme Court of Victoria. The action is against Esso Australia Resources Pty Ltd. Esso has joined the State of Victoria and various entities associated with the state as cross respondents alleging certain failures and contributory negligence on the part of the state entities. In turn, the state entities may join BHP Billiton Petroleum (Bass Strait) Pty Ltd as a further cross respondent, with the effect that if any sums are recovered against the state entities they will seek contribution from BHP Billiton Petroleum Bass Strait.

In addition to BHP Billiton Petroleum Bass Strait’s potential liability to the state entities under the cross claims, in certain circumstances Esso, as operator, is entitled to be indemnified by BHP Billiton Petroleum Bass Strait as a 50% joint venturer for some categories of legal costs incurred by Esso and payments made in satisfaction of claims.

In turn, BHP Billiton Petroleum Bass Strait may have rights against Esso as operator in relation to losses and costs BHP Billiton Petroleum Bass Strait has incurred in relation to the incident, including under any cross claim by the state entities.

On 20 February 2003, the Victorian Supreme Court found that Esso is not liable for pure economic loss. The court further found that Esso is liable to business users for property damage and any economic loss consequential upon property damage. At the request of the parties the court ordered mediation of the dispute over the quantum of damages.

The mediation resulted in the parties agreeing to settle all claims made in the class action subject to court approval. The terms of settlement provide for the payment of A$32,500,000 by Esso to the plaintiffs. The plaintiffs release BHP Billiton Petroleum Bass Strait from all claims and liabilities under the terms of settlement. A third party Settlement Deed has also been signed for the purpose of settling claims and providing releases between Esso, the state entities, other third parties and BHP Billiton Petroleum Bass Strait. No further consideration is payable under the terms of the third party Settlement Deed. This Deed is also subject to court approval of the settlement.

On 23 September 2004, the court favourably considered the terms of settlement and ordered a schedule of public advertising and notification to the plaintiffs. Provided the plaintiffs do not object prior to 29 October 2004, the court may then approve the terms of settlement. Esso may elect to terminate the effect of the settlement if, prior to court approval, the plaintiffs opt out of the arrangement. BHP Billiton Petroleum Bass Strait has advised Esso that it is not liable for any contribution to the settlement.

Liverpool Bay Pipeline

BHP Billiton Petroleum Limited contracted with British Steel plc for the supply of steel pipes required for the construction of the subsea pipelines in its Liverpool Bay Development. Dalmine spa as a subcontractor to British Steel supplied 12” diameter steel pipes which were used to construct the 31.8 km long Lennox gas reinjection pipeline. The pipeline failed in 1996 after 2½ months’ service.

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

Judgement on liability was given in favour of BHP Billiton and its coventurers on 16 May 2002 for Dalmine’s fraud. Dalmine appealed unsuccessfully to the Court of Appeal.

BHP Billiton Petroleum Limited submitted a significant quantum claim in October 2002. In November and December 2003 the parties submitted the claim to mediation. Terms for settlement of the dispute were agreed on 9 December 2003 requiring the payment by Dalmine of a sum of US$66 million, by instalments, to BHP Billiton Petroleum Limited in full and final settlement of the claims against Dalmine by the Claimants.

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

		Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
		High	Low	High	Low
		A$	A$	US$	US$
1999-2000	First quarter	9.25	7.49	12.14	9.83
	Second quarter	9.00	7.65	11.81	9.66
	Month of December 1999	9.80	8.47	12.86	10.53
	Third quarter	10.66	7.88	13.80	9.08
	Fourth quarter	9.56	8.18	11.56	9.35
2000-2001	First quarter	10.21	8.76	11.26	9.80
	Second quarter	9.62	8.81	10.38	9.05
	Third quarter	10.40	8.87	10.93	9.31
	Fourth quarter	11.37	9.59	11.93	9.31
2001-2002	First quarter	10.98	7.87	11.18	7.93
	Second quarter	10.55	8.70	11.00	8.55
	Third quarter	12.49	10.47	12.95	10.85
	Fourth quarter	11.97	9.98	12.93	11.20
2002-2003	First quarter	10.66	8.27	12.65	8.90
	Second quarter	10.32	8.82	11.67	9.60
	Third quarter	10.37	8.56	11.68	10.29
	Fourth quarter	9.67	8.22	12.39	10.80
2003-2004	First quarter	11.47	8.30	15.00	11.30
	Second quarter	12.29	10.23	18.49	14.08
	Third quarter	12.79	11.13	20.10	16.63
	Fourth quarter	12.75	11.28	19.46	14.61

		Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
		High	Low	High	Low
		A$	A$	US$	US$
Month of January 2004		12.59	11.13	19.46	16.63
Month of February 2004		12.53	11.16	20.10	16.91
Month of March 2004		12.79	11.77	19.90	17.51
Month of April 2004		12.75	11.35	19.46	15.95
Month of May 2004		12.10	11.28	17.44	14.61
Month of June 2004		12.55	11.91	17.69	16.40
Month of July 2004		13.18	12.41	18.89	17.36
Month of August 2004		13.48	12.92	19.60	18.31
Month of September 2004		14.61	13.10	20.89	18.16

(a)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

(b)	Under the terms of the DLC structure, for each existing BHP Billiton Limited share held on 5 July 2001, the holder was entitled to 1.0651 additional BHP Billiton Limited shares. Accordingly historical share prices have been restated to reflect this change.

The total market capitalisation of BHP Billiton Limited at 30 June 2004 was A$47.1 billion which represented approximately 5.6% of the total market capitalisation of all companies listed on the ASX. The closing price for BHP Billiton Limited ordinary shares on the ASX on such date was A$12.53.

BHP Billiton Plc

The following table sets forth, for the periods indicated, the highest and lowest market quotations for BHP Billiton Plc ordinary shares reported on the Daily Official List of the LSE, and the highest and lowest bid prices for ADSs quoted on the NYSE, adjusted to reflect stock dividends.

		Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
		High	Low	High	Low
		UK pence	UK pence	US$	US$
1999-2000	First quarter	284.49	214.95	8.84	6.69
	Second quarter	357.78	235.62	11.48	7.84
	Third quarter	365.30	214.25	11.92	6.87
	Fourth quarter	280.96	213.31	8.99	6.31
2000-2001	First quarter	295.06	227.17	8.66	6.67
	Second quarter	259.35	214.25	7.75	6.11
	Third quarter	311.97	238.68	9.40	7.05
	Fourth quarter	364.12	294.12	10.43	8.69
2001-2002	First quarter	343.92	242.44	9.49	7.33
	Second quarter	329.82	262.64	9.77	7.33
	Third quarter	391.84	326.07	11.28	9.40
	Fourth quarter	388.08	320.19	11.46	9.68
2002-2003	First quarter	348.62	259.50	10.50	8.50
	Second quarter	345.25	287.75	11.25	5.07
	Third quarter	338.25	284.00	10.90	9.20
	Fourth quarter	351.50	300.00	11.15	9.30
2003-2004	First quarter	437.50	311.00	14.09	10.21
	Second quarter	488.00	398.00	17.66	13.15
	Third quarter	526.25	444.50	19.77	16.35
	Fourth quarter	526.50	432.50	19.50	15.22

		Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
		High	Low	High	Low
		UK pence	UK pence	US$	US$
Month of January 2004		500.00	449.50	18.31	16.35
Month of February 2004		507.50	444.50	19.65	16.42
Month of March 2004		526.25	472.00	19.77	17.29
Month of April 2004		526.50	449.50	19.50	15.75
Month of May 2004		466.00	432.50	17.27	15.22
Month of June 2004		481.00	445.00	17.70	16.12
Month of July 2004		508.75	473.25	17.90	17.40
Month of August 2004		539.50	494.75	18.95	17.40
Month of September 2004		595.00	516.75	21.46	18.42

(a)	Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.
(b)	The prices have been adjusted to reflect the terms of the DLC structure and the bonus issue allotted to existing BHP Billiton Plc shareholders in July 2002. Accordingly historical share prices have been restated to reflect these changes.

The total market capitalisation of BHP Billiton Plc at 30 June 2004 was £11.8 billion which represented approximately 0.9% of the total market capitalisation of all companies listed on the LSE. The closing price for BHP Billiton Plc ordinary shares on the LSE on such date was £4.78.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for BHP Billiton Limited’s ordinary shares is the Australian Stock Exchange Ltd. BHP Billiton Limited ordinary shares are also listed on stock exchanges in the United Kingdom (London), Germany (Frankfurt), Switzerland (Zurich), and in the form of American Depositary Shares (ADSs) in the United States (New York – NYSE:BHP). ADSs evidenced by American Depositary Receipts (ADRs), for which JPMorgan Chase Bank is the Depositary, have been listed for trading on the New York Stock Exchange since 28 May 1987. Each ADS represents the right to receive two ordinary shares.

The principal trading market for BHP Billiton Plc’s ordinary shares is the London Stock Exchange. BHP Billiton Plc ordinary shares are also listed on stock exchanges in South Africa (Johannesburg), and in the form of American Depositary Shares (ADSs) in the United States (New York – NYSE:BBL). ADSs evidenced by American Depositary Receipts (ADRs), for which JPMorgan Chase Bank is the Depositary, have been listed for trading on the New York Stock Exchange, Inc since 25 June 2003 (prior to this date BHP Billiton Plc’s ADRs traded on the over the counter market). Each ADS represents the right to receive two ordinary shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ADDITIONAL INFORMATION

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

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

Directors

The management and control of the business and affairs of BHP Billiton are vested in the Board of Directors, which, in addition to the powers and authorities conferred on it by the Constitution and Articles of Association, may exercise all powers and do everything which is within the power of BHP Billiton, other than what is required to be exercised or done by BHP Billiton in general meeting.

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

Rights to Share in BHP Billiton Limited’s Profits

The rights attached to the shares of BHP Billiton Limited, as regards the participation in the profits available for distribution, are as follows:

•	the holders of any preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a preferred right to participate as regards dividends up to but not beyond a specified amount in distribution;

•	subject to the special rights attaching to any preference shares but in priority to any payment of dividends on all other classes of shares, the holder of the Equalisation Shares shall be entitled to be paid such dividends as are declared; and

•	any surplus remaining after payment of the distributions shall be payable to the holders of BHP Billiton Limited Ordinary Shares and the BHP Special Voting Share in equal amounts per share.

Rights to Share in BHP Billiton Plc’s Profits

The rights attached to the shares of BHP Billiton Plc, in relation to the participation in the profits available for distribution, are as follows:

•	the holders of the cumulative Preference Shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to be paid a fixed cumulative preferential dividend (“Preferential Dividend”) at a rate of 5.5% per annum, such dividend to be paid annually in arrears on July 31 in each year or if any such date shall be a Saturday, Sunday or public holiday in England, on the first business day following such date in each year. Payments of Preferential Dividend shall be made to holders on the register at any date selected by the Directors up to 42 days prior to the relevant fixed dividend date;

•	subject to the rights attaching to the cumulative Preference Shares, but in priority to any payment of dividends on all other classes of Shares, the holder of the Billiton Special Voting Share shall be entitled to be paid a fixed dividend of US$0.01 per annum payable annually in arrears on 31 July;

•	subject to the rights attaching to the cumulative Preference Shares and the Billiton Special Voting Share, but in priority to any payment of dividends on all other classes of Shares, the holder of the Equalisation Share shall be entitled to be paid such dividends as the Board may decide to pay thereupon; and

•	any surplus remaining after payment of the distributions under the above distributions shall be payable to the holders of the BHP Billiton Plc Ordinary Shares in equal amounts per BHP Billiton Plc Ordinary Share.

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

Capital Calls

Subject to the terms on which any shares may have been issued, the Board may make calls on the shareholders in respect of all moneys unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. A call is considered to have been made at the time when the resolution of the Board authorising the call was passed.

Conditions Governing General Meetings

All provisions relating to general meetings apply to any special meeting of any class of shareholders which may be held. Therefore, the following information relates equally to annual general meetings and extraordinary general meetings.

The Board may and shall on requisition in accordance with applicable laws, call a general meeting. No shareholder may convene a general meeting of BHP Billiton except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. Notice of a meeting must be given in the form and manner in which the Boards think fit. Five shareholders present constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP Billiton Limited may appoint a person as a proxy to attend and vote for the shareholder in accordance with the law.

Limitations on Rights to Own Securities

Neither the Constitution nor the Articles of Association impose any limitations on the rights to own securities. There are no such limitations under UK law. However the Australian Foreign Acquisition and Takeovers Act (1975) imposes a number of conditions, which restrict foreign ownership of Australian-based companies. Further information on the Australian Foreign Acquisition and Takeovers Act is provided at Item 10D.

Share Control Limits

Share control limits imposed by the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, as well as relevant laws are described at Item 4C under the sections named “DLC Structure”, “Equalisation of Economic and Voting Rights”, “Voting”, “Matching Actions” and “Takeover Provisions”.

C. Material Contracts

BHP Steel Implementation Deed

BHP Billiton Limited and BHP Steel Limited entered into the BHP Steel Implementation Deed on 10 May 2002 to facilitate the spin-off of BHP Billiton Limited’s flat, coated and building products steel business to its shareholders and retail and institutional investors. Under the deed, BHP Billiton Limited and BHP Steel Limited agreed to take all necessary steps to give effect to the spin-off. Existing BHP Billiton Limited shareholders except ineligible overseas shareholders of BHP Billiton Limited were entitled to one BHP Steel Limited share for every five BHP Billiton Limited shares held. The BHP Steel shares to which existing BHP Billiton Limited shareholders were entitled represented 94% of the total number of BHP Steel Limited shares on issue. The remaining 6% was offered by BHP Billiton Limited under a sale facility. Existing shareholders were entitled to retain the shares to which they were entitled or to sell their shares into the sale facility.

As described under “DLC Structure”, the arrangements establishing BHP Billiton as a DLC required that there be equitable treatment of BHP Billiton Limited shareholders and BHP Billiton Plc shareholders and, in particular, that any distribution which benefited only one set of such shareholders be accompanied by an appropriate adjustment in favour of the other set of shareholders to reflect the value distributed (the matching action). BHP Billiton Plc shareholders were not entitled to receive BHP Steel Limited shares and received an issue of bonus BHP Billiton Plc shares under the matching action.

DLC Agreements

The DLC structure was implemented on 29 June 2001. The DLC Agreements entered into upon completion of the DLC arrangement were as follows:

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

(c)	the DLC equalisation principles governing the economic rights of one BHP Billiton Limited share to one BHP Billiton Plc share, must be observed. The equalisation principles are described in more detail under Item 4C “Organisational Structure – Equalisation of Economic and Voting Rights”.

Special Voting Shares Deed

The Special Voting Shares Deed has been entered into between BHP Billiton Limited, BHP Billiton Plc, BHP SVC Pty Limited (as holder of the BHP Special Voting Share), Billiton SVC Limited (as holder of the Billiton Special Voting Share) and The Law Debenture Trust Corporation Plc (as legal and beneficial owner of all of the shares in BHP SVC Pty Limited and Billiton SVC Limited).

The Special Voting Shares Deed regulates the manner in which BHP SVC Pty Limited and Billiton SVC Limited will exercise the votes attaching to the BHP Special Voting Share and the Billiton Special Voting Shares, as described under “DLC Structure”.

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

There are no restrictions under BHP Billiton Plc’s Articles of Association or under UK law that limit the right of non-resident or foreign owners to hold or vote BHP Billiton Plc’s shares.

BHP Billiton Limited

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by BHP Billiton Limited for the movement of funds in and out of Australia. However, the written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by (i) the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism – Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette, or by (ii) the Committee established by the United Nations Security Council Resolution 1267 (under the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002). The consolidated list of listed and proscribed persons and entities is available at http://www.dfat.gov.au/icat/freezing_terrorist_assets.html. This includes individuals or entities linked with the Taliban, Al Qaida and other terrorist organisations. It is a criminal offence to hold and use or deal with an asset which is owned or controlled by listed or proscribed persons or entities, or to make assets available to listed or proscribed persons or entities. The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 apply in respect of assets of the previous government of Iraq, and assets removed from Iraq or acquired by a senior official of the previous government of Iraq or their immediate families. Transactions with such assets require the approval of the Australian Minister for Foreign Affairs.

Transactions involving individuals associated with the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth) without the specific approval of the Reserve Bank of Australia. The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

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

At 30 June 2004, BHP Billiton Limited and its subsidiaries are considered foreign corporations for the purposes of the Takeover Act. This means that BHP Billiton Limited and its subsidiaries must apply to the Treasurer for prior approval under the Takeovers Act before certain activities are undertaken, including acquisition of shareholdings of 15% or more in an Australian company that is valued at A$50 million or more, acquisitions of Australian businesses where the business is valued at A$50 million or more, or purchase of Australian residential real estate.

E. Taxation

The taxation discussion set forth below describes the material Australian income tax, UK tax and US federal income tax consequences of a US holder (as hereinafter defined) owning BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. The discussion is based on the Australian, UK and US tax laws currently in effect, as well as on the double taxation convention between Australia and the United States (the Australian Treaty), the double tax convention between the UK and the United States (the UK Treaty) and the estate tax convention between the UK and the United States (the UK Estate Tax Treaty). For purposes of this discussion, a “US holder” is a beneficial owner of ordinary shares or ADSs that is, for US Federal income tax purposes, a citizen or individual resident of the United States, a domestic corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

The Australian Treaty was amended by a protocol that became effective on 1 July 2003 in respect of taxes withheld at the source. The discussion below reflects the changes made by the protocol.

The UK and the United States entered into a new double tax convention (the New UK Treaty) on 31 March 2003. The previous UK Treaty is hereinafter defined as the “Old UK Treaty”.

We recommend that holders of ordinary shares or ADSs consult their own tax advisors regarding the Australian, UK and US federal, state and local tax and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.

Shareholdings in BHP Billiton Limited

Australia Taxation

Dividends

Under the Australian Treaty, dividends paid by BHP Billiton Limited to a US holder of BHP Billiton Limited shares or ADSs who or which is eligible for treaty benefits and whose holding is not effectively connected with a permanent establishment in Australia or, in the case of a shareholder who performs independent personal services from a ‘fixed base’ situated therein, is not connected with that ‘fixed base’, may be subject to Australian withholding tax at a rate not exceeding 15% of such gross dividend.

Dividends paid to non-residents of Australia are exempt from withholding tax to the extent to which such dividends are ‘franked’ under Australia’s dividend imputation system or paid out of a foreign dividend account (FDA). Dividends are considered to be ‘franked’ to the extent that they are paid out of post 1986–87 income on which Australian income tax has been levied. The FDA is an accumulation of dividends remitted to Australia by foreign subsidiaries. Any part of a dividend paid to a US holder, which is not ‘franked’ and is not paid out of an FDA, will generally be subject to Australian withholding tax unless a specific exemption applies.

Sale of ordinary shares and ADSs

A US citizen who is a resident of Australia, or a US corporation that is a resident of Australia (by reason of carrying on business in Australia, and either being managed and controlled in Australia, or having its voting power controlled by shareholders who are residents of Australia) may be liable for income tax on any profit on disposal of ordinary shares or ADSs, or Australian capital gains tax on the disposal of ordinary shares or ADSs acquired after 19 September 1985.

Under Australian law as currently in effect, no income or other tax is payable on any profit on disposal of ordinary shares or ADSs held by persons not resident in Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax.

The source of any profit on the disposal of ordinary shares or ADSs will depend on the factual circumstances of the actual disposal. Where the ordinary shares or ADSs are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have permanent establishments in Australia, the profit should not have an Australian source. If the profit is sourced in Australia, it will not be taxable in Australia if it represents business profits of an enterprise carried on by a US holder entitled to treaty benefits and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia.

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

Australian capital gains tax is generally payable upon the net capital gain arising from the sale of assets acquired after 19 September 1985. For non-resident individuals, only 50% of the capital gain (calculated with no indexation of the cost base and after offsetting capital losses, if any) arising from the sale of assets acquired on or after 11.45am Australian Eastern Standard Time 21 September 1999, is subject to capital gains tax (provided the asset is held for at least 12 months). For assets acquired between 20 September 1985 and 21 September 1999 but sold after 21 September 1999 non-resident individuals have the choice of calculating the capital gain as either 50% of the capital gain (calculated with no indexation of the cost base and after offsetting capital losses, if any), or the disposal proceeds less the cost indexed for inflation up to 30 September 1999. If an asset is held for less than 12 months, 100% of the net capital gain (calculated with no indexation of the cost base) is subject to capital gains tax. Capital losses are calculated with no indexation of the cost base and can only be offset against capital gains.

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

If you are a non-corporate US holder, dividends paid to you on ADSs in taxable years beginning after 31 December 2002 and before 1 January 2009 will be taxable to you at the rate applicable to long-term capital gains (generally at a maximum rate of 15%) provided that the ADSs remain readily tradeable on an established securities market in the US and you hold the ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as a capital gain.

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

Sale of Ordinary Shares and ADSs

A US holder that sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in those ordinary shares or ADSs. A Capital gain of a non-corporate US holder that is recognised on or after 6 May 2003 and before 1 January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than 12 months. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Shareholdings in BHP Billiton Plc

The UK and the United States entered into a new double tax convention (the New UK Treaty) on 31 March 2003. The New UK Treaty will generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after 1 May 2003; there are different effective dates for other provisions of the New UK Treaty. However, a US holder who or which is entitled to treaty benefits under the Old UK Treaty is entitled to elect to have the Old UK Treaty apply in its entirety for an additional twelve-month period beyond the date the New UK Treaty would otherwise apply. In the case of withholding taxes, the election would result in the Old UK Treaty applying to any amounts paid or credited on or before 31 March 2004. Because this election would result in all of the provisions of the Old UK Treaty applying with respect to the electing US holder for an additional 12-month period, a US holder should carefully consider whether or not to make this election.

UK Taxation

Dividends

Under the UK law, no UK tax is required to be withheld at source from dividends paid on ordinary shares or ADSs.

If the US holder makes the election (described above) to have the Old UK Treaty apply for an additional 12 month period, the following provision of the Old UK Treaty would apply to dividends paid or credited on or before 31 March 2004. Under the Old UK Treaty (but not under the New UK Treaty) dividends to US holders eligible for treaty benefits under that treaty carry a tax credit amount equal to 10 per cent of the aggregate of the dividend plus a notional credit amount. The notional credit amount is one-ninth of the dividend. Under the Old UK Treaty, a US Holder eligible for treaty benefits is entitled to receive a repayment of the tax credit amount, less a UK withholding tax amount of 15% of the aggregate of the dividend and the notional credit amount. Since the withholding tax amount will exceed the tax credit amount, no repayment of the tax credit amount will be made to a US holder. See the discussion below, under “Shareholdings in BHP Billiton Plc-US Taxation-Dividends”, regarding the US federal income tax consequences to an eligible US holder that elects to be treated as having received the tax credit amount and as having paid the withholding tax amount.

A US holder is generally eligible for benefits under the Old UK Treaty if the holder (i) is a resident of the US for the purposes of the Old UK Treaty, (ii) does not maintain a permanent establishment or fixed base in the UK to which Ordinary Shares or ADSs are attributable and through which the US holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and (iii) is otherwise eligible for benefits under the Old UK Treaty with respect to income and gain from ordinary shares. Eligibility for benefits under the New UK Treaty are generally the same, subject to complying with the new limitation on benefits article.

Sale of Ordinary Shares and ADSs

US holders will not be liable for UK tax on capital gains realised on disposal of ordinary shares or ADSs unless:

•	they are resident or ordinarily resident in the UK; or

•	carry on a trade, profession or vocation in the UK through a branch or agency for years in which the disposal occurs and the shares or ADSs have been used, held or acquired for the purposes of such trade (or profession or vocation), branch or agency. In the case of a trade, the term ‘branch’ includes a permanent establishment.

Individuals resident in the UK for tax purposes on or after 17 March 1998 and who become US holders while so resident, may become subject to UK tax on capital gains if they dispose of shares or ADSs whilst resident for tax purposes in the US but resume UK tax residence within 5 complete UK tax years of the disposition. Under the current double taxation convention US holders are entitled to claim US tax paid on such a disposition as a credit against any corresponding UK tax payable.

For US holders, the position under the New UK Treaty should be the same as that under the Old UK Treaty. To obtain benefits under the New UK Treaty, a US holder must comply with the limitations of benefits article of the New UK Treaty.

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

Dividends

Under the US federal income tax laws, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). In addition, an eligible US holder that elects to apply the Old UK Treaty for an additional 12 month period following the date when the New UK Treaty would otherwise apply, and elects on Internal Revenue Service Form 8833 (Treaty-Based Return Position Disclosure) to be treated, with respect to the receipt of any dividend paid or credited on or before 31 March 2004, as having received the tax credit amount and as having paid the withholding tax amount (an “electing US holder”), would include the tax credit amount (not reduced by the withholding tax amount) in this gross amount even though the holder did not in fact receive it. For calculation of the applicable tax credit amount and withholding tax amount, please refer to “Shareholdings in BHP Billiton Plc – UK Taxation – Dividends” above. US holders should consult their own tax advisors regarding the procedure for, and tax consequences in their particular circumstances of, making such elections. The election to be treated as having received the tax credit amount and as having paid the withholding tax is not available under the New UK Treaty.

The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.

If you are a non-corporate US holder, dividends paid to you on ADSs in taxable years beginning after 31 December 2002 and before 1 January 2009 will be taxable to you at the rate applicable to long-term capital gains (generally at a maximum rate of 15%) provided that the ADSs remain readily tradeable on an established securities market in the US and you hold the ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as a capital gain.

Subject to certain limitations, in the case of an electing US holder, the UK tax deemed withheld in accordance with the Old UK Treaty and paid over to the UK will be creditable against the holder’s US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate. Dividends will be income from sources outside the US, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Under the New UK Treaty, US holders are not entitled to receive the tax credit amount and accordingly there is no imposition of UK withholding tax and no associated US foreign tax credit.

Sale of ordinary shares and ADSs

A US holder that sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in those ordinary shares or ADSs. A Capital gain of a non-corporate US holder that is recognised on or after 6 May 2003 and before 1 January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than 12 months. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

BHP Billiton Limited and BHP Billiton Plc both file annual and special reports and other information with the SEC. You may read and copy any document that either BHP Billiton Limited or BHP Billiton Plc files at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330, or access the SEC website at www.sec.gov for further information on the public reference room. The SEC filings of BHP Billiton Limited since November 2002, and those of BHP Billiton Plc since April 2003 are also available on the SEC website. American depositary shares representing ordinary shares of BHP Billiton Limited are listed on the New York Stock Exchange, and its ordinary shares are listed on the Australian Stock Exchange. American depositary shares representing ordinary shares of BHP Billiton Plc are also listed on the New York Stock Exchange and its ordinary shares are admitted to the Official List of the UK Listing Authority (being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000), and the London Stock Exchange Plc for trading on the London Stock Exchange’s market for listed securities. You can consult reports and other information about BHP Billiton Limited and BHP Billiton Plc that each has filed pursuant to the rules of the New York Stock Exchange at the exchange. You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the Australian Stock Exchange at www.asx.com.au or, for historical announcements to 1996, at Australian mainland state libraries. You can consult reports and other information about BHP Billiton Plc that it has filed pursuant to the rules of the UK Listing Authority, at the authority.

I. Subsidiary Information

A list of the major BHP Billiton entities, together with their place of incorporation and percentage ownership is listed in note 1 ‘Principal subsidiaries, joint ventures and joint arrangements’ in the 2004 BHP Billiton Group Annual Financial Statements. Furthermore, a list of the BHP Billiton Limited and BHP Billiton Plc subsidiaries is provided under exhibit 8.1 of this annual report.

J. Enforcement of Civil Liabilities

BHP Billiton Plc is a public limited company incorporated under the laws of England and Wales. BHP Billiton Limited is a public limited company incorporated under the laws of the Commonwealth of Australia. Substantially all the directors and officers of these companies, and some of the experts named in this document, reside outside the United States, principally in Australia. A substantial portion of the assets of these companies, and the assets of the directors, officers and experts, is located outside the United States. Therefore, you may not be able to effect service of process within the United States upon these companies or persons so that you may enforce judgements of United States courts against them based on the civil liability provisions of the United States federal securities laws. In addition, there are doubts as to the ability of an investor to bring an original action in an Australian or United Kingdom court to enforce liabilities against us or any person based on US federal securities laws.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Relevant market risk information is provided in Item 5A of this annual report “Operating Results” above. You should also refer to note 29 ‘Financial instruments’ in the 2004 BHP Billiton Group Annual Financial Statements for details of the BHP Billiton Group’s hedge transactions and interest rate and cross currency swaps outstanding at 30 June 2004.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed on the Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarised and reported timely. Based on the foregoing, our management, including the CEO and CFO, have concluded that our disclosure controls and procedures are effective as of the end of the period covered by the report.

B. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the 90-day period prior to the filing of this annual report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

On 28 November 2003 the Board nominated David Crawford, a member of the Risk Management and Audit Committee, as the financial expert of that Committee for the purposes of the Securities and Exchange Commission rules.

ITEM 16B.	CODE OF ETHICS.

We have adopted a Code of Ethics that applies to all senior executives including the Chief Executive Officer, Chief Financial Officer and Vice President Group Accounting/Controller. The Code of Ethics is referred to as the “BHP Billiton Guide to Business Conduct” and can be accessed in the BHP Billiton internet site at: www.bhpbilliton.com.

During 2003-2004, we amended our Code of Ethics. The nature of the major amendments to the Code of Ethics are, in summary:

•	The addition of a hypothetical question and response regarding legal obligations to increase the proportionate employment of historically disadvantaged groups;

•	The inclusion of a reference to the fact that it is unlawful to insider trade in shares of companies other than BHP Billiton (in addition to shares in BHP Billiton); and

•	To remove reference to US$10,000 as a threshold for reporting fraud related transgressions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Fees Billed

Refer to note 7 ‘Net operating costs’ in the 2004 BHP Billiton Group Annual Financial Statements for a description of the fees paid to, and the services provided by, our independent accountants for the three years ended 30 June 2004, 2003 and 2002.

Policies and Procedures

We have adopted a policy entitled ‘Provision of Other Services by External Auditors’ covering the Risk Management and Audit Committee’s pre-approval policies and procedures. The full policy can be accessed in the BHP Billiton internet site at: www.bhpbilliton.com.

In addition to audit services, the external auditor will be permitted to provide other (non-audit) services that are not, and are not perceived to be, in conflict with the role of the external auditor. In accordance with the requirements of the US Sarbanes-Oxley Act and guidance contained in PCAOB Release 2004-001, certain specific activities are listed in our detailed policy which have been “pre-approved” by our Risk Management and Audit Committee.

The categories of “pre-approved” services are as follows:

•	Audit services – This is work that constitutes the agreed scope of the statutory audit and includes the statutory audits of the Group and its entities (including interim reviews). Our Risk Management and Audit Committee will monitor the Audit services engagements and approve, if necessary, any changes in terms and conditions resulting from changes in audit scope, Group structure or other relevant events.

•	Audit-related/assurance services – This is work that is outside the required scope of the statutory audit, but is consistent with the role of the external statutory auditor. This category includes work that is reasonably related to the performance of an audit or review and is a logical extension of the audit or review scope, is of an assurance or compliance nature and is work that the auditors must or are best placed to undertake.

•	Tax services – work of a tax nature that does not compromise the independence of the external auditor.

•	Other services – work of an advisory nature that does not compromise the independence of the external auditor.

Activities not listed specifically are therefore not “pre-approved”. Activities which are not “pre-approved” must be approved by our Risk Management and Audit Committee prior to engagement, regardless of the dollar value involved. Additionally, any engagement for other services with a value over US$100,000, even if listed as a “pre-approved” service, can only be approved by our Risk Management and Audit Committee, and all engagements for other services, whether “pre-approved” or not, and regardless of the dollar value involved are reported quarterly to our Risk Management and Audit Committee.

While not specifically prohibited by our policy, any proposed non-audit engagement of the external auditor relating to internal control (such as a review of internal controls or assistance with implementing the regulatory requirements including the Sarbanes-Oxley Act) must obtain specific prior approval by our Risk Management and Audit Committee. With the exception of the external audit of the Group financial report, any engagement identified that contains an internal control-related element is not considered to be pre-approved. In addition, whilst the categories shown above include a list of certain pre-approved services, the use of the external auditors to perform such services shall always be subject to our over-riding governance practices as articulated in the policy.

An exception can be made to the above policy where such an exception is in our interests and appropriate arrangements are put in place to ensure the integrity and independence of the external auditor. Any such exception requires the specific prior approval of our Risk Management and Audit Committee and must be reported to our Board. No exceptions were approved during the year ended 30 June 2004.

In addition, our Risk Management and Audit Committee approved no services during the year ended 30 June 2004 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable, as Item 18 complied with.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are included as the “F” pages to this annual report.

ITEM 19.	EXHIBITS

Exhibit 1 - Constitution

1.1	Constitution of BHP Billiton Limited.*

1.2	Articles of Association of BHP Billiton Plc.*

Exhibit 4 – Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended 30 June 2001 as filed with the Commission on 19 November 2001).**

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended 30 June 2001 as filed with the Commission on 19 November 2001).**

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended 30 June 2001 as filed with the Commission on 19 November 2001).**

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended 30 June 2001 as filed with the Commission on 19 November 2001).**

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc (incorporated by reference to BHP Billiton Limited’s Annual Report on Form 20-F for the fiscal year ended 30 June 2001 as filed with the Commission on 19 November 2001).**

4.6	Service Contract dated 21 August 2003 between BHP Billiton Limited, BHP Billiton Plc and Charles. W. Goodyear.***

4.7	Implementation Deed dated 10 May 2002 between BHP Billiton Limited and BHP Steel Limited.*

4.8	Contract of employment dated 1 September 2003 between BHP Billiton Plc and Miklos Salamon. ***

4.9	Contract of employment dated 1 September 2003 between BHP Billiton Services Jersey Limited and Miklos Salamon. ***

Exhibit 8 – List of Subsidiaries

8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc.

Exhibit 12 – Certifications

12.1	Certification by Chief Executive Officer, Mr Charles Goodyear, dated 21 October 2004.

12.2	Certification by Chief Financial Officer, Mr Chris Lynch, dated 21 October 2004.

Exhibit 13 – Certifications

13.1	Certification by Chief Executive Officer, Mr Charles Goodyear, and Chief Financial Officer, Mr Chris Lynch, dated 21 October 2004.

*	Previously filed on 23 December 2002.

**	Previously filed on 19 November 2001.

***	Previously filed on 23 October 2003.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

BHP BILLITON GROUP

ANNUAL FINANCIAL STATEMENTS

30 JUNE 2004

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

Report of Independent Accountants

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2004 and 2003, and the related consolidated statements of profit and loss, of total recognised gains and losses and of cash flows for each of the three years in the period ended 30 June 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group at 30 June 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2004 in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in the accounting principles, the Group changed its method of accounting for employee share awards in 2004.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

/s/ KPMG Audit Plc	/s/ KPMG

KPMG Audit Plc	KPMG
London	Melbourne
1 September 2004	1 September 2004

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account

for the year ended 30 June 2004

	Notes	Excluding exceptional items US$M	2004 Exceptional items (note 2) US$M	Total US$M

Turnover (including share of joint ventures and associates)
Group production		18 283	—	18 283
Third party products	4	6 660	—	6 660

	4,5	24 943	—	24 943
less Share of joint ventures’ and associates’ turnover included above	4,5	(2 056)	—	(2 056)

Group turnover	5	22 887	—	22 887
Net operating costs	7	(17 960)	66	(17 894)

Group operating profit/(loss)		4 927	66	4 993
Share of operating profit of joint ventures and associates	4,5	425	—	425

Operating profit/(loss) (including share of operating profit of joint ventures and associates)		5 352	66	5 418

Comprising:
Group production		5 319	66	5 385
Third party products	4	33	—	33

		5 352	66	5 418
Income from other fixed asset investments		35	—	35
Profit on sale of fixed assets		95	—	95
Profit on sale of operations		6	—	6
Loss on termination of operations (b)	2	—	(534)	(534)
Loss on sale of Discontinued Operations	2	—	—	—

Profit/(loss) before net interest and similar items payable and taxation	4,5	5 488	(468)	5 020
Net interest and similar items payable
Group	8	(407)	—	(407)
Joint ventures and associates	4,8	(95)	—	(95)

Profit/(loss) before taxation	4,5	4 986	(468)	4 518
Taxation	10	(1 379)	337	(1 042)

Profit/(loss) after taxation		3 607	(131)	3 476
Equity minority interests		(97)	—	(97)

Profit/(loss) for the financial year (attributable profit)		3 510	(131)	3 379
Dividends to shareholders	11	(1 617)	—	(1 617)

Retained profit/(loss) for the financial year	24	1 893	(131)	1 762

Earnings per ordinary share (basic) (US cents)	12	56.4	(2.1)	54.3
Earnings per ordinary share (diluted) (US cents)	12	56.2	(2.1)	54.1

Dividend per ordinary share (US cents)	11			26.0

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account

for the year ended 30 June 2003

	Notes	Excluding exceptional items US$M	2003 Exceptional items(a) (notes 2,3) US$M	Total US$M

Turnover (including share of joint ventures and associates)
Group production		14 124	—	14 124
Third party products	4	3 382	—	3 382

	4,5	17 506	—	17 506
less Share of joint ventures’ and associates’ turnover included above	4,5	(1 898)	—	(1 898)

Group turnover	5	15 608	—	15 608
Net operating costs	7	(12 554)	—	(12 554)

Group operating profit/(loss)		3 054	—	3 054
Share of operating profit of joint ventures and associates	4,5	358	—	358

Operating profit/(loss) (including share of operating profit of joint ventures and associates)		3 412	—	3 412

Comprising:
Group production		3 361	—	3 361
Third party products	4	51	—	51

		3 412	—	3 412
Income from other fixed asset investments		16	—	16
Profit on sale of fixed assets		46	—	46
Profit on sale of operations		7	—	7
Loss on termination of operations (b)	2	—	—	—
Loss on sale of Discontinued Operations	2	—	(19)	(19)

Profit/(loss) before net interest and similar items payable and taxation	4,5	3 481	(19)	3 462
Net interest and similar items payable
Group	8	(444)	—	(444)
Joint ventures and associates	4,8	(93)	—	(93)

Profit/(loss) before taxation	4,5	2 944	(19)	2 925
Taxation	10	(984)	—	(984)

Profit/(loss) after taxation		1 960	(19)	1 941
Equity minority interests		(40)	—	(40)

Profit/(loss) for the financial year (attributable profit)		1 920	(19)	1 901
Dividends to shareholders	11	(900)	—	(900)

Retained profit/(loss) for the financial year	24	1 020	(19)	1 001

Earnings per ordinary share (basic) (US cents)	12	30.9	(0.3)	30.6
Earnings per ordinary share (diluted) (US cents)	12	30.9	(0.3)	30.6

Dividend per ordinary share (US cents)	11			14.5

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account

for the year ended 30 June 2002

	Notes	Continuing Operations US$M	Exceptional items (note 2) US$M	2002 Continuing Operations including exceptional items US$M	Discontinued Operations (a) (note 3) US$M	Total US$M

Turnover (including share of joint ventures and associates)
Group production		13 038	—	13 038	2 550	15 588
Third party products	4	2 190	—	2 190	—	2 190

	4,5	15 228	—	15 228	2 550	17 778
less Share of joint ventures’ and associates’ turnover included above	4,5	(1 666)	—	(1 666)	(206)	(1 872)

Group turnover	5	13 562	—	13 562	2 344	15 906
Net operating costs	7	(10 907)	(111)	(11 018)	(2 285)	(13 303)

Group operating profit/(loss)		2 655	(111)	2 544	59	2 603
Share of operating profit of joint ventures and associates	4,5	329	—	329	11	340

Operating profit/(loss) (including share of operating profit of joint ventures and associates)		2 984	(111)	2 873	70	2 943

Comprising:
Group production		2 956	(111)	2 845	70	2 915
Third party products	4	28	—	28	—	28

		2 984	(111)	2 873	70	2 943
Income from other fixed asset investments		37	—	37	1	38
Profit on sale of fixed assets		13	—	13	15	28
Profit on sale of operations		68	—	68	—	68
Loss on termination of operations (b)	2	—	(101)	(101)	—	(101)
Loss on sale of Discontinued Operations	2	—	—	—	—	—

Profit/(loss) before net interest and similar items payable and taxation	4,5	3 102	(212)	2 890	86	2 976
Net interest and similar items payable
Group	8	(208)	—	(208)	(4)	(212)
Joint ventures and associates	4,8	(28)	—	(28)	(9)	(37)

Profit/(loss) before taxation	4,5	2 866	(212)	2 654	73	2 727
Taxation	10	(961)	(32)	(993)	3	(990)

Profit/(loss) after taxation		1 905	(244)	1 661	76	1 737
Equity minority interests		(39)	—	(39)	(8)	(47)

Profit/(loss) for the financial year (attributable profit)		1 866	(244)	1 622	68	1 690
Dividends to shareholders	11	(784)	—	(784)	—	(784)

Retained profit/(loss) for the financial year	24	1 082	(244)	838	68	906

Earnings per ordinary share (basic) (US cents)	12	31.0	(4.1)	26.9	1.1	28.0
Earnings per ordinary share (diluted) (US cents)	12	31.0	(4.1)	26.9	1.1	28.0

Dividend per ordinary share (US cents)	11					13.0

(a)	Due to the demerger of the BHP Steel business in July 2002, BHP Steel’s results have been reported as Discontinued Operations. The exceptional item in the year ended 30 June 2003 relates to Discontinued Operations. There are no exceptional items in net operating costs of Discontinued Operations for the year ended 30 June 2002. Net interest shown against Discontinued Operations includes that amount of net external interest that is directly attributable to the Discontinued Operations. Taxation is the nominal charge on the profit before taxation.
(b)	In the year ended 30 June 2004, the exceptional loss on termination of operations includes US$425 million relating to the refinement of the closure provisions for the Southwest Copper operations. In the year ended 30 June 2002, the exceptional loss on termination of operations also relates to Southwest Copper. Refer note 2.
(c)	Whilst the presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer to note 2 for details of exceptional items excluded and to note 12 for details of the calculations.

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Total Recognised Gains and Losses

for the years ended 30 June 2004, 2003 and 2002

	Group			Joint ventures and associates			Total

	2004 US$M	2003 US$M	2002 US$M	2004 US$M	2003 US$M	2002 US$M	2004 US$M	2003 US$M	2002 US$M

Attributable profit for the financial year (a)	3 156	1 737	1 465	223	164	225	3 379	1 901	1 690
Exchange gains on foreign currency net investments (b)	48	67	25	—	—	—	48	67	25

Total recognised gains for the financial year	3 204	1 804	1 490	223	164	225	3 427	1 968	1 715

Prior year adjustment arising from the change in accounting policy (c)	84			—			84

Total recognised gains since last annual report	3 288			223			3 511

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Total Recognised Gains and Losses for the year ended 30 June 2002 includes gains and losses pertaining to BHP Steel.

(a)	Included in joint ventures’ and associates’ attributable profit is a profit of US$nil (2003: US$25 million; 2002: US$26 million) relating to associated companies.
(b)	Exchange gains on foreign currency net investments include net exchange gains on foreign currency borrowings, which hedge overseas investments, of US$nil (2003: US$7 million; 2002: US$10 million) and associated tax expense of US$nil (2003: US$2 million; 2002: US$1 million).
(c)	Refer Accounting Policies.

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Balance Sheet

as at 30 June 2004 and 2003

	Notes	2004 US$M	2003 (Restated) US$M

Fixed assets
Intangible assets
Goodwill	13	34	36
Negative goodwill	13	(26)	(29)

		8	7

Tangible assets	14	20 971	19 809
Investments
Joint ventures - share of gross assets		2 951	2 880
Joint ventures - share of gross liabilities		(1 582)	(1 477)

	15	1 369	1 403

Loans to joint ventures and other investments	15	361	441

Total fixed assets		22 709	21 660

Current assets
Stocks	16	1 760	1 379
Debtors
Amounts due within one year	17	2 924	2 224
Amounts due after more than one year	17	1 482	1 405

	17	4 406	3 629

Investments	18	167	143
Cash including money market deposits	28	1 818	1 552

Total current assets		8 151	6 703
Creditors - amounts falling due within one year	19	(4 935)	(4 207)

Net current assets		3 216	2 496

Total assets less current liabilities		25 925	24 156
Creditors - amounts falling due after more than one year	20	(5 987)	(6 849)
Provisions for liabilities and charges	21	(5 558)	(4 898)

Net assets		14 380	12 409
Equity minority interests		(342)	(318)

Attributable net assets		14 038	12 091

Capital and reserves
Called up share capital - BHP Billiton Plc - nominal value US$0.50 each (2003 - US$0.50); 3 000 000 000 authorised (2003-3 000 000 000); 531 852 998 unissued (2002-531 852 998)	22	1 234	1 234
Share premium account	24	518	518
Contributed equity - BHP Billiton Limited - 3 759 487 555 issued (2003 - 3 747 687 775)	22	1 851	1 785
Profit and loss account	24	10 461	8 580
Interest in shares of BHP Billiton	25	(26)	(26)

Equity shareholders’ funds	25	14 038	12 091

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows

for the years ended 30 June 2004, 2003 and 2002

	Notes	2004 US$M	2003 (Restated) US$M	2002 (Restated) US$M

Net cash inflow from Group operating activities (a)		6 701	4 799	4 619

Dividends received from joint ventures and associates		203	197	149

Interest paid		(347)	(383)	(496)
Dividends paid on redeemable preference shares		(23)	(28)	(35)
Interest received		78	36	156
Other dividends received		35	15	38
Dividends paid to equity minority interests		(75)	(38)	(20)

Net cash outflow from returns on investments and servicing of finance		(332)	(398)	(357)

Taxation paid		(1 337)	(1 002)	(606)
Refund of taxation paid		—	—	91

Taxation		(1 337)	(1 002)	(515)

Available cash flow		5 235	3 596	3 896

Purchases of tangible fixed assets		(2 589)	(2 571)	(2 481)
Exploration expenditure		(454)	(348)	(390)
Disposals of tangible fixed assets		157	99	200
Purchase of investments and funding of joint ventures		(35)	(95)	(182)
Sale of investments and repayments by joint ventures (b)		89	560	232

Net cash outflow from capital expenditure and financial investment		(2 832)	(2 355)	(2 621)

Investment in subsidiaries		—	—	(45)
Demerger or sale of subsidiaries (b)		53	358	190
Cash transferred on demerger or disposal (b)		(5)	(86)	(45)
Investment in joint ventures		—	—	(208)
Disposal of joint ventures and associates		131	133	70

Net cash inflow/(outflow) from acquisitions and disposals		179	405	(38)

Net cash flow before equity dividends paid, management of liquid resources and financing		2 582	1 646	1 237
Equity dividends paid		(1 501)	(830)	(811)

Net cash flow before management of liquid resources and financing		1 081	816	426

Net cash (outflow)/inflow from management of liquid resources	28	(178)	(665)	157

Redeemable preference shares		—	—	(423)
Finance lease obligations		(9)	—	(28)
Debt due within one year - repayment of loans		(854)	(2 683)	(1 344)
Debt due within one year - drawdowns		121	1 435	1 657
Debt due after more than one year - repayment of loans		(482)	(1 438)	(2 722)
Debt due after more than one year - drawdowns		254	2 263	2 318

Net cash outflow from debt and finance leases		(970)	(423)	(542)
Share repurchase scheme - BHP Billiton Plc		—	(20)	—
Purchase of shares by ESOP trusts		(25)	(6)	(14)
Share buy-back program - BHP Billiton Limited		—	—	(19)
Issue of shares		76	172	140

Net cash outflow from financing		(919)	(277)	(435)

(Decrease)/increase in cash in the financial year		(16)	(126)	148

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Cash Flows for the year ended 30 June 2002 includes cash flows of BHP Steel.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows continued

for the years ended 30 June 2004, 2003 and 2002

	Notes	2004 US$M	2003 US$M	2002 US$M

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the financial year		(16)	(126)	148
Net cash flow from debt and finance leases		970	423	542
Net cash flow from management of liquid resources		178	665	(157)

Decrease in net debt arising from cash flows		1 132	962	533
Other non-cash movements		(31)	232	—
Increase in net debt from exchange adjustments	28	(98)	(144)	(34)

Decrease in net debt		1 003	1 050	499
Net debt at beginning of the financial year	28	(5 772)	(6 822)	(7 321)

Net debt at end of the financial year	28	(4 769)	(5 772)	(6 822)

(a) Net cash inflow from Group operating activities
		2004 US$M	2003 (Restated) US$M	2002 (Restated) US$M

Group operating profit		4 993	3 054	2 603
Depreciation and amortisation		1 751	1 648	1 727
Impairment of assets		116	73	119
Employee share awards		96	70	28
Net exploration charge (excluding impairment of assets)		284	248	243
Increase in stocks		(356)	(250)	(11)
Increase in debtors		(734)	(286)	(382)
Increase in creditors		500	69	292
Increase/(decrease) in provisions		48	128	(35)
Other items		3	45	35

Net cash inflow from Group operating activities		6 701	4 799	4 619

(b)	The impact on the BHP Billiton Group’s cash flows of the demerger of the BHP Steel business in July 2002 was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in net cash inflow/(outflow) from acquisitions and disposals, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in the sale of investments and repayments by joint ventures.

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

The DLC merger is accounted for using the merger method of accounting in accordance with UK accounting standards as this is its substance. The nature of the DLC merger has resulted in the inclusion of amounts attributable to the shareholders of both BHP Billiton Plc and BHP Billiton Limited in capital and reserves on the balance sheet, and in attributable profit.

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

Accounting Policies

Basis of accounting

The financial statements have been prepared under the historical cost convention (except as discussed under tangible fixed assets below) and in accordance with applicable UK accounting standards, the Statement of Recommended Practice (‘SORP’) ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ issued by the UK Oil Industry Accounting Committee on 7 June 2001 and the United Kingdom Companies Act 1985. The financial statements of the BHP Billiton Group include the combination of BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control generally exists where the parent owns a majority of voting rights in the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. Where the BHP Billiton Group’s interest is less than 100 per cent, the share attributable to outside shareholders is reflected in minority interests. In preparing the financial statements of the BHP Billiton Group, the effects of transactions between entities within the BHP Billiton Group have been eliminated.

A reconciliation of the major differences between the financial statements prepared under UK Generally Accepted Accounting Principles (GAAP) and those applicable under US GAAP is included in note 34.

Change in accounting policy

The accounting policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those applied in the prior two years, except for the following:

Employee share awards

The BHP Billiton Group has adopted the provisions of Urgent Issues Task Force (UITF) Abstract 38 ‘Accounting for Employee Share Ownership Plan (ESOP) Trusts’ from 1 July 2003, which has resulted in the adoption of a revised accounting policy for employee share awards.

Under the revised accounting policy, the estimated cost of share awards made by the BHP Billiton Group is charged to profit over the period from the grant date to the date of expected vesting (where there are no performance hurdles) or the performance period, as appropriate. The accrued employee entitlement is recorded as an equal credit to shareholders’ funds. The estimated cost of awards is based on the market value of shares at the grant date (in the case of Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable. Where awards are satisfied by on-market purchases, the cost of acquiring the shares is carried in shareholders’ funds as ‘Interest in shares of BHP Billiton’, and any difference between the cost of awards and the consideration paid to purchase shares on-market is transferred to retained earnings when the shares vest to the employees unconditionally. In addition, the assets and liabilities of ESOP trusts utilised by the BHP Billiton Group to hold shares for employee remuneration schemes are consolidated.

In prior years, the estimated cost of share awards was initially charged to profit and recorded as a provision using the market value of shares at the grant date. Where share awards were satisfied by on-market purchases, the cost was subsequently adjusted to the actual consideration for shares purchased. Further, shares in BHP Billiton held by the ESOP trusts were shown as a fixed asset investment.

The effects of the accounting policy change on the financial statements for the year ended 30 June 2004 are as follows:

•	opening shareholders’ funds increased by US$84 million representing the reclassification from provisions to retained earnings for the accrued employee entitlement on unvested share awards and decreased by US$6 million representing the reclassification of shares held by ESOP trusts from fixed asset investments into ‘Interest in Shares of BHP Billiton’; and

•	attributable profit increased by US$12 million representing costs no longer recognised for the excess consideration paid to purchase shares on-market (US$8 million) and the foreign currency translation of the accrued cost of unvested awards now recorded in shareholders’ funds (US$4 million).

The impact on prior period profit and loss accounts is immaterial and accordingly these have not been restated.

The accounting policy change in respect of the consideration paid to purchase shares on-market and to include shares held by ESOP trusts in shareholders’ funds better represents the nature of the transactions involved, that is, a share buy-back by the Group and a separate issue of shares to employees to satisfy the exercise of share awards. This also aligns the amount of expense recorded in the profit and loss account for share awards, irrespective of whether the Group satisfies awards through a new share issue or on-market purchase.

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

Mineral and petroleum reserves and resources, which can be reliably valued, are recognised in the assessment of fair values on acquisition. Other potential reserves and resources and mineral rights, for which values cannot be reliably determined, are not recognised. Accordingly, goodwill arising on acquisition may include amounts in respect of these items.

Where the fair value of the consideration paid exceeds the fair value of the separable assets and liabilities acquired, the difference is treated as purchased goodwill and any excess of the fair value of the separable assets and liabilities acquired over the fair value of the consideration given is treated as negative goodwill. Goodwill arising on acquisitions since 1 July 1998 is capitalised and amortised over its estimated useful economic life. Currently, useful economic lives range between 17 and 20 years. Negative goodwill arising on acquisitions since 1 July 1998 is capitalised and released to the profit and loss account in proportion to the realisation of the non-monetary assets acquired. Goodwill and negative goodwill arising on acquisitions prior to 1 July 1998 remain set off against the profit and loss account reserve.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised.

Joint ventures

A joint venture is an entity in which the BHP Billiton Group holds a long-term interest and which is jointly controlled by the BHP Billiton Group and one or more other venturers. Decisions regarding the financial and operating policies essential to the activities, economic performance and financial position of that venture require the consent of each of the venturers that together jointly control the entity. Joint management of these ventures is not necessary to create joint control provided that in practice each relevant venturer’s consent is required for strategic decisions.

Investments in joint ventures are accounted for using the gross equity method of accounting. Under the gross equity method, the cost of the investment in the venture is adjusted by the BHP Billiton Group’s proportionate share of the results of the venture less the amortisation of any attributable goodwill on acquisition.

Joint arrangements

The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities where all significant matters of operating and financial policy are determined by the participants such that the entity itself has no significant independence to pursue its own commercial strategy. These contractual arrangements do not create an entity, such as a joint venture, due to the fact that these policies are those of the participants, not a separate entity carrying on a trade or business of its own.

The financial statements of the BHP Billiton Group include its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the BHP Billiton Group’s interest in the joint arrangement.

Foreign currencies

The BHP Billiton Group’s reporting and dominant functional currency is US dollars as this is the principal currency in which BHP Billiton Group companies operate.

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

Profit and loss accounts of subsidiaries, joint ventures and joint arrangements which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than exceptional items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries, joint ventures and joint arrangements, together with differences between their profit and loss accounts translated at average and closing rates, are shown as a movement in reserves and in the consolidated statement of total recognised gains and losses. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation effects, are also shown as a movement in reserves and in the consolidated statement of total recognised gains and losses.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

Turnover

Turnover from the sale of goods is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured. This is generally when title passes.

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

The BHP Billiton Group differentiates sales of Group production from sales of third party products due to the significant difference in profit margin earned on these sales.

Exploration, evaluation and development expenditure

Development expenditure, including deferred overburden removal costs, for both minerals and petroleum activities is capitalised.

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

In respect of petroleum, exploration and evaluation expenditure is accounted for in accordance with the successful efforts method on an area-of-interest basis where:

•	significant exploration licence acquisition costs are capitalised and amortised over the term of the licence, except for costs in new unexplored areas which are expensed as incurred;

•	administrative costs that are not directed to a specific area-of-interest are expensed in the year in which they are incurred;

•	all other exploration and evaluation expenditure is charged against the profit and loss account except where the expenditure relates to an area-of-interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at balance sheet date exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised as a tangible fixed asset;

•	exploratory wells that find oil or gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off; and

•	when proved reserves of oil or gas are determined and development is sanctioned and completed, the relevant expenditure, together with related development expenditure, is amortised on a units of production basis.

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

Research and development expenditure

Expenditure for research is included in the profit and loss account as incurred on the basis that continuing research is part of the overall cost of being in business. To the extent that future benefits deriving from development expenditure are expected beyond any reasonable doubt to exceed such expenditure, these costs are capitalised and amortised over the period of expected benefit.

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

Fixed assets are assessed to ensure carrying amounts do not exceed estimated recoverable amounts. The assessment of capitalised exploration and evaluation expenditure is described above. For other fixed assets, the carrying amount of each income generating unit is reviewed at least annually to evaluate whether the carrying amount is recoverable. Assets may be reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based on the amount by which the asset carrying amount exceeds the higher of net realisable value and value in use. Value in use is generally determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flows are estimated based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

Mineral rights

Mineral rights acquired by the BHP Billiton Group are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated over the production life of the asset.

Mineral leases

The BHP Billiton Group’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

Depreciation, depletion and amortisation

The carrying amount of tangible fixed assets (including the original capital expenditure and any subsequent replacement expenditure) is depreciated to its residual value over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major categories of fixed assets are depreciated on a units of production and/or straight-line basis as follows:

•	Buildings	–	25 to 50 years

•	Land	–	not depreciated

•	Plant, machinery and equipment	–	4 to 30 years

•	Mineral rights	–	based on the estimated life of reserves on a units of production basis

•	Exploration, evaluation and development expenditure of minerals assets and other mining assets	–	over the life of the proven and probable reserves on a units of production basis

•	Petroleum interests	–	over the life of the proved developed oil and gas reserves on a units of production basis

•	Leasehold land and buildings	–	over the life of the lease up to a maximum of 50 years

•	Vehicles	–	3 to 5 years straight-line

•	Capitalised leased assets	–	up to 50 years or life of lease, whichever is shorter

•	Computer systems	–	up to 8 years straight-line

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves as applicable.

Other

The cost of tangible fixed assets includes financing and other appropriate direct and indirect costs incurred on major capital projects from the commencement of construction until the start of commercial production.

Supplementary information continued

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

Operating lease assets are not capitalised and rental payments are generally charged to the profit and loss account on a straight-line basis over the lease term. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Other investments

Fixed asset investments, other than joint ventures and associates, are stated individually at cost less provisions for impairments.

Current asset investments are valued at the lower of cost and net realisable value and dividends are credited to profit on a receivable basis. Interest is included in the profit and loss account on an accrual basis. In determining net realisable values, market values are used in the case of listed investments and Directors’ estimates are used in the case of unlisted investments.

Stocks

Stocks, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and manufacturing overheads.

Deferred taxation

Tax-effect accounting is applied in respect of corporation tax and resource rent tax. Deferred tax liabilities, the provision for resource rent tax and deferred tax assets represent the tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different to those in which they are taxable or deductible for corporation tax or resource rent tax purposes. Full provision is made, except as follows:

•	tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute past earnings exists;

•	deferred tax is not recognised on the difference between carrying amounts and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

•	deferred tax assets are recognised only where it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the timing differences are expected to reverse.

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

Accounting Policies continued

Pension costs and other post-retirement benefits

The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards. For schemes of the defined contribution type or those operated on an industry-wide basis, where it is not possible to identify assets attributable to the participation by the BHP Billiton Group’s employees, the pension charge is calculated on the basis of contributions payable.

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

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying pensioners. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes, there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice, in a manner similar to that applied for defined benefit pension schemes. For other funded schemes the charge to the profit and loss account is measured on the basis of premiums payable.

Decommissioning, site restoration and environmental provisions

BHP Billiton Group companies are generally required to restore mines, oil and gas facilities and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group’s environmental policies.

The expected cost of any approved decommissioning or restoration program, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group’s interpretation of environmental and regulatory requirements and its own environmental policies where these are more stringent and this has created an obligation on the Group. The cost is capitalised where it gives rise to future benefits. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision for the expected cost is included in net interest and similar items payable. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of oil and chemical spills, seepage or other unforeseen events gives rise to a loss which is probable and reliably estimable.

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

Accounting Policies continued

Use of estimates

The preparation of the BHP Billiton Group’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported turnover and costs during the period. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Rounding of amounts

Amounts in the financial statements have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates against the US dollar have been applied in these financial statements.

	Average 2004	Average 2003	Average 2002	As at 30 June 2004	As at 30 June 2003

Australian dollar(a)	0.71	0.58	0.52	0.69	0.67
Brazilian real	2.94	3.31	2.50	3.11	2.88
Canadian dollar	1.35	1.51	1.56	1.35	1.35
Chilean peso	634	718	672	637	697
Colombian peso	2 779	2 804	2 487	2 699	2 818
South African rand	6.89	9.03	10.03	6.27	7.50
Euro	0.84	0.96	0.83	0.83	0.87
UK pound sterling	0.58	0.63	0.69	0.56	0.61
(a)	Displayed as US$ to A$1 based on common convention.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

International Financial Reporting Standards

Impact of International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The Group’s DLC structure results in two parent entities with their own statutory reporting obligations, one in Australia and the other in the UK. While Australia and the UK are currently moving to an IFRS-based financial reporting regime in the same timeframe, this structure creates unique IFRS implementation issues, for example:

(i)	the Australian Accounting Standards Board has approved IFRS-based standards which mandate particular policies that are optional (and unlikely to become general practice) in the UK; and

(ii)	there is a risk that further changes in IFRS prior to 30 June 2006 attract inconsistent early adoption rules between the two jurisdictions.

Accordingly, significant uncertainty remains as to the likely impact of IFRS on the Group’s financial statements.

Management of IFRS implementation

The Group has established a formal project, monitored by a steering committee, to manage the transition to IFRS reporting. Regular updates are also provided to the Board Risk Management and Audit Committee. The implementation project consists of three phases:

(i) Scoping and impact analysis phase – Project scoping and impact analysis was substantially complete by 30 June 2004 and produced a high-level view of potential differences to existing accounting and reporting policies and consequential changes to information systems and business processes.

(ii) Evaluation and design phase – This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The evaluation and design phase is well advanced at 30 June 2004 and the Group will continue to evaluate the impact of IFRS through to implementation.

(iii) Implementation and review phase – The implementation and review phase has commenced and includes substantial training programs across the Group’s finance staff, execution of changes to information systems and business processes and completing formal authorisation processes to approve recommended accounting policy changes. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding of IFRS in business processes, elimination of any unnecessary data collection processes and Board approval of IFRS financial statements. Implementation also involves delivery of further training to staff as revised systems begin to take effect. This phase commenced at the beginning of the 2004 calendar year and is not expected to be complete until 30 June 2005.

Key differences in accounting policies

These financial statements have been prepared in accordance with UK accounting standards and other UK financial reporting requirements (UK GAAP). The differences between UK GAAP and IFRS identified to date as potentially having a significant effect on the Group’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences (significant or not) between UK GAAP and IFRS.

The Group has not quantified the effects of the differences described below. The regulatory bodies that promulgate UK GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between UK GAAP and IFRS and their impact on the Group’s financial statements in future years. The future impact of IFRS will also depend on the particular circumstances prevailing in those years.

The key potential implications of the conversion to IFRS on the Group identified to date are as follows:

•	all derivative financial instruments must be recognised in the balance sheet and measured at fair value. Application of hedge accounting will only be available where specific designation and effectiveness criteria are satisfied. These changes may impact the manner in which the Group executes risk mitigation strategies through derivatives and their consequent accounting.

•	income tax will be calculated using the ‘balance sheet liability’ approach, which recognises deferred tax assets and liabilities by reference to differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in profit and loss. This approach has the potential to give rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements.

•	the cost of employee compensation provided in the form of equity-based compensation (including shares and options) will be measured based on the fair value of those instruments, rather than their intrinsic value, and accrued over the period of employee service. This is likely to change the total amount of compensation cost and the pattern of cost recognition.

•	defined benefit pension plan and medical benefit plan arrangements will result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability will be subject to changes in value that may be more volatile than changes in assets and liabilities currently recognised under Statements of Standard Accounting Practice (SSAP) 24. Alternative methods of recognising this volatility will be available, including direct recognition in profit and loss, progressive recognition using a ‘corridor’ approach, or recognition directly in equity.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements

1 Principal subsidiaries, joint ventures and joint arrangements

Subsidiary undertakings

The principal subsidiary undertakings (those which principally affect the profit or net assets) of BHP Billiton Plc and BHP Billiton Limited, none of which are held directly by BHP Billiton Plc are as follows:

			BHP Billiton Group’s effective interest

Name	Country of incorporation	Principal activity	2004%	2003%

BHP Billiton Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, silver, lead and zinc mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (NWS) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Ltd	South Africa	Holding and service company	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	99.95	99.95
BHP Billiton Transport and Logistics Pty Ltd	Australia	Transport services	100	100
BHP Billiton (Trinidad - 2c) Ltd	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Financial Services (UK) Ltd	Guernsey	Finance	100	100
BHP Marine and General Insurances Pty Ltd	Australia	Insurance company	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Operations Inc	US	Finance	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium South Africa Ltd	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
Broken Hill Proprietary (USA) Inc	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Co Pty Ltd	Australia	Manganese mining	60	60
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Coal Corporation Ltd	South Africa	Coal mining	100	100
QNI Pty Ltd	Australia	Holding company	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
Rio Algom Ltd	Canada	Holding company	100	100
Samancor Ltd	South Africa	Chrome and manganese mining and production	60	60
Samancor AG	Switzerland	Marketing and trading	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60

(a)	BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

1 Principal subsidiaries, joint ventures and joint arrangements continued

Joint ventures

The principal joint ventures of the BHP Billiton Group are as follows:

			BHP Billiton Group’s effective interest

Name	Country of incorporation	Principal activity	2004%	2003%

Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	25	25
Carbones del Cerrejon LLC	Anguilla	Coal mining in Colombia	33.3	33.3
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	22	22
Highland Valley Copper	Canada	Copper mining	—	33.6
Minera Antamina SA	Peru	Copper and zinc mining	33.75	33.75
Integris Metals Inc	US	Metals distribution	50	50
Richards Bay Minerals (a)	South Africa	Mineral sands mining and processing	50	50
Samarco Mineracao SA	Brazil	Iron ore mining	50	50
(a) Richards Bay Minerals comprises two legal entities as follows:
			BHP Billiton Group’s effective interest

Name	Country of incorporation	Principal activity	2004%	2003%

Tisand (Pty) Limited	South Africa	Mineral sands mining	51	51
Richards Bay Iron and Titanium (Pty) Limited	South Africa	Production of titanium dioxide slag, zircon and rutile	49	49

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

Notes to Financial Statements continued

1 Principal subsidiaries, joint ventures and joint arrangements continued

Proportionally included joint arrangements

The principal joint arrangements in which the BHP Billiton Group has an interest and which are proportionally included in the financial statements are as follows:

			BHP Billiton Group’s effective interest

Name	Country of operation	Principal activity	2004%	2003%

Atlantis	US	Hydrocarbons development	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris	US	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Cascade	US	Hydrocarbons exploration	50	50
Chinook	US	Hydrocarbons exploration	40	40
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5-100	5-100
Keith	UK	Hydrocarbons exploration and production	31.83	31.83
Laminaria	Australia	Hydrocarbons exploration and production	25-33	25-33
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons development	23.9	23.9
Mamore	Bolivia	Hydrocarbons exploration and production	—	50
Neptune	US	Hydrocarbons exploration	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
ROD Integrated Development	Algeria	Hydrocarbons development	36.04	36.04
Shenzi	US	Hydrocarbons exploration	44	44
Trinidad 2c - Angostura	Trinidad & Tobago	Hydrocarbons development	45	45
Typhoon	US	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	- Alumina refining	36	36
		- Aluminium smelting	46.3	46.3
Billiton Suriname (a)	Suriname	- Bauxite mining	45	76
		- Alumina refining	45	45
Mozal	Mozambique	Aluminium smelting	47.1	47.1
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Escondida	Chile	Copper mining	57.5	57.5
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy Mining Associates	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middelburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	37	37

(a)	At 30 June 2003 the BHP Billiton Group had an interest in the Suriname Lelydorp Bauxite mine of 76 per cent, the remaining 24 per cent being owned by Suriname Aluminium Company, L.L.C. (Suralco). Effective 1 August 2003, the joint arrangement was restructured such that the BHP Billiton Group acquired a 45 per cent economic interest in the Suralco owned Coermobito mine in exchange for an additional 31 per cent economic interest in the Lelydorp mine. The restructured 45 per cent (BHP Billiton) - 55 per cent (Suralco) arrangement consists of two unincorporated joint ventures, covering respectively the bauxite exploration and mining activities and the alumina refining activities. BHP Billiton manages all mining operations while Suralco continues to manage the alumina refining activities.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

2 Exceptional items

Year ended 30 June 2004	Gross US$M	Tax US$M	Net US$M

Exceptional items by category
Introduction of tax consolidation regime in Australia	—	95	95
Litigation settlement	66	(18)	48
US and Canadian taxation deductions	—	238	238
Closure plans	(534)	22	(512)

Total by category	(468)	337	(131)

Exceptional items by Customer Sector Group
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	341	299

Total by Customer Sector Group	(468)	337	(131)

Introduction of tax consolidation regime in Australia

During the year ended 30 June 2004, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets, which will result in additional tax depreciation over the lives of these assets. This has resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK GAAP.

Litigation settlement

In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton has recorded an exceptional gain of US$66 million, before tax expense of US$18 million.

US and Canadian taxation deductions

During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada has increased to the extent that some of the provisions against deferred tax assets established in prior years are no longer necessary. This is a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group has recorded an exceptional tax benefit of US$238 million.

Closure plans

During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group’s Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites, a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle steelworks and the Selbaie copper mine. Accordingly, the Group has recorded a net after-tax exceptional loss of US$512 million (refer note 21).

Year ended 30 June 2003	Gross US$M	Tax US$M	Net US$M

Exceptional items by category
Loss on sale of 6% interest in BHP Steel	(19)	—	(19)

Total by category	(19)	—	(19)

Exceptional items by Customer Sector Group		—
Discontinued Operations	(19)	—	(19)

Total by Customer Sector Group	(19)	—	(19)

Loss on sale of 6% interest in BHP Steel

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group’s Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale was recognised in the year ended 30 June 2003 as an exceptional item in relation to Discontinued Operations.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

2 Exceptional items continued

Year ended 30 June 2002	Gross US$M	Tax US$M	Net US$M

Exceptional items by category
Termination of operations	(101)	—	(101)
Change in UK tax rate on petroleum operations	—	(56)	(56)
Suspension of operations	(31)	9	(22)
Merger related restructuring costs	(80)	15	(65)

Total by category	(212)	(32)	(244)

Exceptional items by Customer Sector Group
Petroleum	(4)	1	(3)
Aluminium	(4)	—	(4)
Base Metals	(145)	10	(135)
Carbon Steel Materials	(6)	1	(5)
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(5)	1	(4)
Stainless Steel Materials	(3)	—	(3)
Group and unallocated items	(39)	(47)	(86)

Total by Customer Sector Group	(212)	(32)	(244)

Termination of operations

During the 2002 year, following a reassessment of the Group’s asset disposal and closure plans relating to its Southwest Copper business in the US (where the Group ceased operations in 1999), impairment provisions, principally related to the San Manuel smelter, were increased by US$171 million. This was offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.

Change in UK tax rate on petroleum operations

In June 2002, a change in legislation increased the corporation taxation rate for petroleum operations in the United Kingdom from 30 per cent to 40 per cent, resulting in deferred taxation balances being restated by US$56 million.

Suspension of operations

As at 30 June 2002, sulphide operations at Tintaya had been suspended. An exceptional charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment. Operations recommenced in August 2003.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3 Discontinued Operations

Due to the demerger of the BHP Steel business (now known as BlueScope Steel) in July 2002, BHP Steel’s results have been reported as Discontinued Operations.

The BHP Billiton Group demerged the BHP Steel business in July 2002 as follows:

•	a capital reduction and a transfer to BHP Billiton Limited shareholders of 94 per cent of the shares in BHP Steel;

•	a bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held); and

•	the sale by the BHP Billiton Group of the remaining 6 per cent of BHP Steel shares held by the Group.

The impact of these steps was:

•	the BHP Billiton Group’s equity shareholders’ funds were reduced by US$1 489 million, including costs directly associated with the demerger of US$17 million net of tax (US$24 million before tax);

•	a cash inflow of US$347 million, representing net US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, and US$75 million from the sale of the 6 per cent of BHP Steel; and

•	a 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group’s steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale was recognised in the year ended 30 June 2003 and disclosed as an exceptional item in relation to Discontinued Operations.

The net assets demerged in July 2002 are provided below, after allowing for the settlement of intercompany loans by BHP Steel to the BHP Billiton Group and the realisation of Group profit in stock held by BHP Steel.

US$M

Attributable net assets at 30 June 2002	1 870
Net payments to the BHP Billiton Group by BHP Steel to settle intercompany loans (post 30 June 2002)	(294)

Attributable net assets of BHP Steel at date of demerger	1 576
Group profit in stock held by BHP Steel	(9)

Attributable net assets of the BHP Billiton Group at date of demerger (a)	1 567

(a)	Of the US$1 567 million attributable net assets available for demerger, approximately 94 per cent or US$1 472 million were demerged to shareholders of BHP Billiton Limited; this together with US$17 million in costs of the demerger represents a total reduction in equity shareholders’ funds of US$1 489 million. Refer note 25.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

4 Analysis by business segment

	External turnover US$M	Inter- segment turnover US$M	Profit/(loss) before taxation (a) US$M	Net operating assets (note 6) US$M	Depreciation and amortisation US$M	Other significant non-cash items (b) US$M	Capital expenditure US$M

Group including joint ventures and associates (a)(c)
Year ended 30 June 2004
Petroleum	5 508	50	1 391	4 074	587	11	927
Aluminium	4 432	—	776	5 309	234	—	272
Base Metals (d)	3 422	—	1 156	3 272	255	—	215
Carbon Steel Materials	4 850	7	1 137	3 026	226	2	662
Diamonds and Specialty Products	1 688	22	410	1 521	123	29	188
Energy Coal	2 569	—	234	2 194	189	67	141
Stainless Steel Materials	1 749	—	571	1 823	101	4	151
Group and unallocated items	725	1 071	(187)	291	36	99	33
Exceptional items			(468)			468

Continuing Operations	24 943	1 150	5 020	21 510	1 751	680	2 589
Net interest			(502)			244

BHP Billiton Group	24 943	1 150	4 518	21 510	1 751	924	2 589

Year ended 30 June 2003 (restated)
Petroleum	3 260	4	1 178	3 293	549	50	861
Aluminium	3 386	—	581	5 095	233	—	462
Base Metals (d)	1 954	—	286	3 877	257	(2)	201
Carbon Steel Materials	3 688	26	1 045	2 567	192	7	479
Diamonds and Specialty Products	1 474	11	299	1 518	105	—	101
Energy Coal	2 089	—	198	2 193	177	2	300
Stainless Steel Materials	1 106	—	150	1 695	96	10	121
Group and unallocated items	549	465	(256)	418	39	76	46
Exceptional items			—			—

Continuing Operations	17 506	506	3 481	20 656	1 648	143	2 571
Discontinued Operations			(19)
Net interest			(537)			237

BHP Billiton Group	17 506	506	2 925	20 656	1 648	380	2 571

Year ended 30 June 2002 (restated)
Petroleum	2 780	35	1 073	2 865	571	4	687
Aluminium	2 857	—	492	4 727	234	—	291
Base Metals (d)	1 821	—	192	4 062	233	35	578
Carbon Steel Materials	3 140	166	1 084	2 412	183	32	284
Diamonds and Specialty Products	1 474	6	272	1 620	76	8	121
Energy Coal	1 919	—	536	2 092	176	—	295
Stainless Steel Materials	868	—	3	1 663	89	16	84
Group and unallocated items	369	361	(550)	719	33	44	43
Exceptional items			(212)			132

Continuing Operations	15 228	568	2 890	20 160	1 595	271	2 383
Discontinued Operations	2 550	—	86	2 248	132	—	98
Net interest			(249)			(138)

BHP Billiton Group	17 778	568	2 727	22 408	1 727	133	2 481

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

4 Analysis by business segment continued

	External turnover			Profit/(loss) before taxation			Net operating assets (note 6)		Net assets

	2004 US$M	2003 US$M	2002 US$M	2004 US$M	2003 US$M	2002 US$M	2004 US$M	2003 US$M	2004 US$M	2003 US$M

Joint ventures and associates (e)
Petroleum	—	—	—	—	—	—	97	70	98	73
Aluminium	—	—	40	—	—	—	—	—	—	—
Base Metals (d)	389	432	424	104	61	56	719	802	212	262
Carbon Steel Materials	329	244	244	102	80	75	369	314	286	299
Diamonds and Specialty Products	1 041	1 005	749	106	170	165	601	580	250	277
Energy Coal	283	204	129	115	45	35	651	637	519	488
Stainless Steel Materials	6	13	80	—	2	(3)	4	4	4	4
Group and unallocated items	8	—	—	(2)	—	1	25	—	—	—

Continuing Operations	2 056	1 898	1 666	425	358	329	2 466	2 407	1 369	1 403
Discontinued Operations	—	—	206	—	—	11	—	—	—	—
Net interest				(95)	(93)	(37)

BHP Billiton Group	2 056	1 898	1 872	330	265	303	2 466	2 407	1 369	1 403

	External turnover			Profit/(loss) before taxation

	2004 US$M	2003 US$M	2002 US$M	2004 US$M	2003 (Restated) US$M	2002 US$M

Third party products included above (f)
Petroleum	2 286	296	72	(22)	1	1
Aluminium	1 823	1 333	1 006	11	28	13
Base Metals	335	38	24	(4)	5	—
Carbon Steel Materials	102	26	22	(9)	(2)	—
Diamonds and Specialty Products	829	747	823	29	10	9
Energy Coal	554	413	122	21	7	9
Stainless Steel Materials	47	10	9	7	1	1
Group and unallocated items	684	519	112	—	1	(5)

	6 660	3 382	2 190	33	51	28

(a)	Before minority interests. Depreciation and amortisation, other significant non-cash items and capital expenditure represent the Group excluding joint ventures and associates.
(b)	Other significant non-cash items comprise impairment of assets, non-cash exceptional items, employee share awards, exchange differences on net debt and discounting on provisions and other liabilities.
(c)	It is the Group’s policy that inter-segment sales are made on a commercial basis.
(d)	Includes turnover attributable to associates of US$nil (2003: US$94 million; 2002: US$126 million) and operating profit attributable to associates of US$nil (2003: US$29 million; 2002: US$32 million).
(e)	Total turnover of joint ventures and associates does not include any inter-segment turnover.
(f)	Turnover from third party products includes sales of freight capacity.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

5 Analysis by geographical segment

	Group			Joint ventures and associates			Total

	2004 US$M	2003 US$M	2002 US$M	2004 US$M	2003 US$M	2002 US$M	2004 US$M	2003 US$M	2002 US$M

Analysis by geographical market
Turnover
Continuing Operations
Australia	1 857	1 769	1 437	17	6	5	1 874	1 775	1 442
Europe	8 515	5 136	4 064	426	446	366	8 941	5 582	4 430
Japan	2 675	2 269	1 941	132	124	137	2 807	2 393	2 078
South Korea	1 538	1 149	1 002	60	54	66	1 598	1 203	1 068
China	2 239	1 069	721	193	147	20	2 432	1 216	741
Other Asia	1 512	1 096	1 081	71	76	176	1 583	1 172	1 257
North America	1 765	1 452	1 575	1 017	937	769	2 782	2 389	2 344
Southern Africa	1 344	918	890	19	26	46	1 363	944	936
Rest of World	1 442	750	851	121	82	81	1 563	832	932

Continuing Operations	22 887	15 608	13 562	2 056	1 898	1 666	24 943	17 506	15 228

Discontinued Operations
Australia	—	—	1 339	—	—	—	—	—	1 339
Europe	—	—	112	—	—	—	—	—	112
Japan	—	—	17	—	—	—	—	—	17
South Korea	—	—	42	—	—	—	—	—	42
China	—	—	107	—	—	—	—	—	107
Other Asia	—	—	221	—	—	—	—	—	221
North America	—	—	185	—	—	206	—	—	391
Rest of World	—	—	321	—	—	—	—	—	321

Discontinued Operations (a)	—	—	2 344	—	—	206	—	—	2 550

Total by geographical market	22 887	15 608	15 906	2 056	1 898	1 872	24 943	17 506	17 778

Analysis by geographical origin
Turnover
Continuing Operations
Australia	7 262	6 527	5 792	8	—	50	7 270	6 527	5 842
Europe	6 719	2 792	2 049	31	6	—	6 750	2 798	2 049
North America	1 601	1 341	1 475	902	845	668	2 503	2 186	2 143
South America (b)	3 260	1 970	1 648	870	757	607	4 130	2 727	2 255
Southern Africa	3 637	2 857	2 355	245	290	341	3 882	3 147	2 696
Rest of World	408	121	243	—	—	—	408	121	243

Continuing Operations	22 887	15 608	13 562	2 056	1 898	1 666	24 943	17 506	15 228

Discontinued Operations
Australia	—	—	1 887	—	—	—	—	—	1 887
Europe	—	—	31	—	—	—	—	—	31
North America	—	—	2	—	—	206	—	—	208
Rest of World	—	—	424	—	—	—	—	—	424

Discontinued Operations (a)	—	—	2 344	—	—	206	—	—	2 550

Total by geographical origin	22 887	15 608	15 906	2 056	1 898	1 872	24 943	17 506	17 778

Profit/(loss) before taxation
Continuing Operations
Australia	2 106	1 890	1 522	(2)	—	27	2 104	1 890	1 549
Europe	725	253	233	31	6	—	756	259	233
North America	(224)	180	16	36	8	6	(188)	188	22
South America (b)	1 439	396	158	280	180	143	1 719	576	301
Southern Africa	457	394	559	80	164	153	537	558	712
Rest of World	92	10	73	—	—	—	92	10	73

Continuing Operations	4 595	3 123	2 561	425	358	329	5 020	3 481	2 890

Discontinued Operations
Australia	—	(19)	25	—	—	—	—	(19)	25
Europe	—	—	3	—	—	—	—	—	3
North America	—	—	10	—	—	11	—	—	21
Rest of World	—	—	37	—	—	—	—	—	37

Discontinued Operations (a)	—	(19)	75	—	—	11	—	(19)	86

Net interest	(407)	(444)	(212)	(95)	(93)	(37)	(502)	(537)	(249)

Total by geographical origin	4 188	2 660	2 424	330	265	303	4 518	2 925	2 727

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

5 Analysis by geographical segment continued

	Group			Joint ventures and associates			Total

	2004 US$M	2003 US$M	2002 US$M	2004 US$M	2003 US$M	2002 US$M	2004 US$M	2003 US$M	2002 US$M

Net operating assets (refer note 6)
Continuing Operations (restated)
Australia	7 260	6 884	6 589	25	(3)	3	7 285	6 881	6 592
Europe	951	676	624	14	2	—	965	678	624
North America	1 269	1 340	1 122	397	429	520	1 666	1 769	1 642
South America (b)	4 456	4 503	4 909	1 710	1 661	1 896	6 166	6 164	6 805
Southern Africa	4 176	4 117	3 804	320	318	325	4 496	4 435	4 129
Rest of World	932	729	368	—	—	—	932	729	368

Continuing Operations	19 044	18 249	17 416	2 466	2 407	2 744	21 510	20 656	20 160

Discontinued Operations
Australia	—	—	1 572	—	—	—	—	—	1 572
Europe	—	—	2	—	—	—	—	—	2
North America	—	—	—	—	—	172	—	—	172
Southern Africa	—	—	5	—	—	—	—	—	5
Rest of World	—	—	497	—	—	—	—	—	497

Discontinued Operations (a)	—	—	2 076	—	—	172	—	—	2 248

Total by geographical origin	19 044	18 249	19 492	2 466	2 407	2 916	21 510	20 656	22 408

(a)	Refer note 3.
(b)	Includes turnover attributable to associates of US$nil (2003: US$94 million; 2002: US$126 million), operating profit attributable to associates of US$nil (2003: US$29 million; 2002: US$32 million) and net operating assets attributable to associates of US$nil (2003: US$nil; 2002: US$223 million).

6 Reconciliation of net operating assets

	Group		Joint ventures and associates		Total

	2004 US$M	2003 (restated) US$M	2004 US$M	2003 US$M	2004 US$M	2003 (restated) US$M

Net operating assets (refer notes 4 and 5)	19 044	18 249	2 466	2 407	21 510	20 656
Cash including money market deposits	1 818	1 552	112	113	1 930	1 665
Debt	(6 587)	(7 324)	(763)	(702)	(7 350)	(8 026)
Corporation tax	(307)	(343)	(45)	(5)	(352)	(348)
Dividends payable	(592)	(468)	—	—	(592)	(468)
Deferred tax	(606)	(966)	(163)	(117)	(769)	(1 083)
Tax recoverable	3	13	—	—	3	13
Loans to joint ventures	238	293	(238)	(293)	—	—

Net assets	13 011	11 006	1 369	1 403	14 380	12 409

7 Net operating costs

	2004 US$M	2003 US$M	2002 US$M

Change in stocks of finished goods and work in progress	(270)	(158)	(99)
Raw materials and consumables	3 116	2 450	3 240
External services (including transportation)	3 557	2 539	2 950
Third party commodity purchases	5 747	2 547	1 277
Staff costs (refer note 9)	2 177	1 746	2 049
Amortisation of goodwill and negative goodwill	(1)	2	3
Depreciation of tangible fixed assets	1 752	1 646	1 724
Impairment charge	116	73	119
Other operating income	(231)	(147)	(163)
Resource rent taxes	432	467	405
Operating lease charges	172	127	228
Government royalties paid or payable (a)	421	352	294
Royalties other	36	66	57
Other operating charges	870	844	1 219

Group (b)	17 894	12 554	13 303
Joint ventures and associates	1 631	1 540	1 532

Operating costs including joint ventures and associates (c)	19 525	14 094	14 835

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

7 Net operating costs continued

	2004 US$M	2003 US$M	2002 US$M

Operating lease charges include the following:
Land and buildings	42	47	24
Plant and equipment	128	75	79
Other	2	5	125

	172	127	228

Audit fees payable by the BHP Billiton Group to:
Auditors of BHP Billiton Plc (including overseas firms) (d)
KPMG	7.8	3.4	3.2
PricewaterhouseCoopers	0.5	4.1	2.9
Other audit firms (e)	—	1.0	3.8

	8.3	8.5	9.9

Fees payable by the BHP Billiton Group to auditors for other services:
Auditors of BHP Billiton Plc (including overseas firms) (d) (f)
Audit-related services (g)
KPMG	0.4	0.6	1.0
PricewaterhouseCoopers (d)	—	1.6	1.0
Information systems design and implementation (h)
KPMG	—	0.7	5.7
Taxation services (i)
KPMG	1.5	2.0	1.6
PricewaterhouseCoopers (d)	—	1.3	1.4
Other services (j)
KPMG	0.3	0.6	2.6
PricewaterhouseCoopers (d)	—	0.1	1.8

	2.2	6.9	15.1

Other audit firms (d) (e)
Other services (d)	—	1.4	4.4

	10.5	16.8	29.4

(a)	Includes amounts paid or payable to Australian governments of US$262 million (2003: US$231 million) and to others of US$159 million (2003: US$121 million).
(b)	Includes net operating costs attributable to Discontinued Operations as follows:

	2004 US$M	2003 US$M	2002 US$M

Change in stocks of finished goods and work in progress	—	—	3
Raw materials and consumables	—	—	946
Staff costs	—	—	506
Depreciation of tangible fixed assets	—	—	132
Other operating charges	—	—	698

	—	—	2 285

(c)	Includes research and development costs of US$19 million (2003: US$40 million; 2002: US$30 million).
(d)	During the year ended 30 June 2004, the BHP Billiton Group completed a review of its joint external audit services and resolved that the audit could be more efficiently undertaken by a single audit firm. As a result of this review, KPMG was selected to continue as sole auditor. In addition to the audit fee disclosed above, PricewaterhouseCoopers received $0.4 million in relation to other services.
(e)	Audited by auditors other than those that were joint Group auditors of the BHP Billiton Group. During the year ended 30 June 2002, Ernst & Young and Arthur Andersen were the auditors of the BHP Billiton Limited Group and the comparative amount includes US$3.6 million in audit fees that were paid to those firms.
(f)	The amounts paid to the UK firms and their associates amounted to US$0.6 million (2003: US$1.9 million; 2002: US$1.2 million).
(g)	Mainly includes accounting advice, due diligence services and services associated with securities offerings. For the year ended 30 June 2004, audit fees of US$0.3 million (2003: US$0.2 million) relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.
(h)	Relates to legacy contracts entered into with the former consulting arms of the joint audit firms before they were disposed.
(i)	Mainly includes tax compliance services and employee expatriate taxation services.
(j)	Mainly includes human resources services and pension advisory services. The year ended 30 June 2002 also includes fees related to legacy internal audit services provided to BHP Billiton Limited which were contracted prior to the DLC merger. These services ceased during the year ended 30 June 2002.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

8 Net interest and similar items payable

	2004 US$M	2003 US$M	2002 US$M

On bank loans and overdrafts	113	131	161
On all other loans	229	241	311
Finance lease interest	2	4	5

	344	376	477
Dividends on redeemable preference shares	23	24	39
Discounting on provisions and other liabilities	111	97	42
less Amounts capitalised (a)	(97)	(103)	(58)

	381	394	500
Share of interest of joint ventures and associates	66	68	71

	447	462	571
Interest received/receivable	(78)	(65)	(142)

	369	397	429

Exchange differences on net debt (b)
Group	104	115	(146)
Joint ventures and associates	29	25	(34)

	133	140	(180)

Net interest and similar items payable (c)	502	537	249

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group. For the year ended 30 June 2004 the capitalisation rate was 4.6 per cent (2003: 5.2 per cent; 2002: 5.5 per cent).
(b)	Net exchange losses/(gains) primarily represent the effect on borrowings of the appreciation/(depreciation) of the South African rand against the US dollar.
(c)	Disclosed in the consolidated profit and loss account as:

	2004 US$M	2003 US$M	2002 US$M

Net interest and similar items payable
Group	407	444	212
Joint ventures and associates	95	93	37

Net interest and similar items payable	502	537	249

9 Employees

	2004 Number	2003 Number	2002 Number

The average number of employees, which excludes joint ventures’ and associates’ employees and includes executive Directors, during the financial year was as follows:
Petroleum	1 901	1 872	1 770
Aluminium	5 590	5 362	5 246
Base Metals	3 414	3 319	3 646
Carbon Steel Materials	6 812	6 381	6 380
Diamonds and Specialty Products	1 203	1 208	1 754
Energy Coal	9 138	9 668	10 373
Stainless Steel Materials	5 318	5 282	5 572
Discontinued Operations (refer note 3)	—	—	12 269
Group and unallocated	1 694	1 709	3 214

	35 070	34 801	50 224

	2004 US$M	2003 US$M	2002 US$M

The aggregate payroll expenses of those employees was as follows:
Wages, salaries and redundancies	1 901	1 501	1 843
Employee share awards	96	70	28
Social security costs	18	20	28
Pensions and post-retirement medical benefit costs (refer note 27)	162	155	150

	2 177	1 746	2 049

Details of remuneration, pension entitlements and interests in share awards, for each Director and in aggregate, are detailed in note 35.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation

	2004 US$M	2003 US$M	2002 US$M

Analysis of charge in the financial year
UK taxation
Corporation tax at 30% (a)
Current (b)	419	292	165
Deferred	50	(124)	16
less Double taxation relief	(327)	(132)	(92)

	142	36	89

Australian taxation
Corporation tax at 30%
Current	448	330	235
Deferred	(34)	150	225

	414	480	460

South African taxation
Corporation tax at 30%
Current	42	127	239
Deferred	117	74	(120)

	159	201	119

Other overseas taxation
Current	715	192	99
Deferred	(504)	(30)	108

	211	162	207

Share of joint ventures’ tax charge
Current	61	56	93
Deferred	46	45	(11)

	107	101	82

Share of associates’ current tax charge	—	—	(4)
Withholding tax and secondary taxes on companies	9	4	37

	1 042	984	990

Made up of:
Aggregate current tax
Group	1 306	813	683
Joint ventures and associates	61	56	89

	1 367	869	772

Aggregate deferred tax
Group	(371)	70	229
Joint ventures and associates	46	45	(11)

	(325)	115	218

Taxation (c)	1 042	984	990

(a)	There is an additional 10 per cent tax applicable to petroleum operations in the UK which commenced during the year ended 30 June 2002.
(b)	Of the adjustments to prior year provisions for current tax amounting to a gain of US$14 million (2003: US$105 million; 2002: US$23 million), US$5 million gain (2003: US$8 million; 2002: US$nil) relates to the UK.
(c)	Taxation includes an exceptional credit of US$337 million (2003: US$nil; 2002: US$32 million charge). Refer note 2.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

	2004 US$M	2003 US$M	2002 US$M

Factors affecting tax charge for the financial year
The tax charged is different to the standard rate of corporation tax in the UK (30%).
The differences are explained below:
Profit on ordinary activities before tax	4 518	2 925	2 727

Tax on profit at UK rate of 30%	1 355	878	818

Permanent differences
Investment and development allowance	(85)	(9)	(10)
Amounts over provided in prior years	(14)	(105)	(23)
Recognition of prior year tax losses and tax credits	(367)	(188)	(103)
Non-deductible accounting depreciation and amortisation	49	76	54
Non-deductible dividends on redeemable preference shares	8	8	13
Non tax-effected operating losses	172	109	69
Tax rate differential on non-UK income	(51)	(18)	(1)
Non tax-effected capital gains	(5)	(2)	(12)
Foreign expenditure including exploration not presently deductible	5	4	16
South African secondary tax on companies	5	16	48
Foreign exchange gains and other translation adjustments	62	210	(2)
Tax rate changes	9	(1)	59
Investment and asset impairments	—	—	32
Introduction of Australian tax consolidation regime (a)	(95)	—	—
Other	(6)	6	32

Total permanent differences	(313)	106	172

Deferred tax movements taken to the profit and loss account
Capital allowances for the financial year more than depreciation	(452)	(299)	(176)
Future capital allowances upon introduction of Australian tax consolidation (a)	95	—	—
Exploration expenditure	(50)	53	(114)
Employee entitlements	49	58	(29)
Site rehabilitation	118	71	4
Resource rent tax	(7)	(21)	17
Deferred income	(25)	27	—
Other provisions	(14)	(12)	(77)
Foreign exchange (gains)/losses	(86)	193	(5)
Deferred charges	(71)	(2)	(2)
Foreign tax	445	(92)	(39)
Tax-effected losses	281	39	48
Other	42	(130)	155

Total timing differences	325	(115)	(218)

Current tax charge for the financial year	1 367	869	772
Add/(less) deferred tax movements taken to the profit and loss account	(325)	115	218

Tax on profit on ordinary activities	1 042	984	990

(a)	Refer note 2.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

	2004 US$M	2003 US$M

Provision for deferred tax
Future income tax benefit at year end comprises:
Accelerated capital allowances	(172)	(273)
Exploration expenditure	80	122
Employee entitlements	34	56
Site rehabilitation	42	86
Resource rent tax	—	95
Deferred income	23	125
Other provisions	39	(6)
Foreign exchange losses	5	41
Deferred charges	(178)	—
Foreign tax credits	179	—
Profit in stocks elimination	18	2
Other	52	(32)
Tax-effected losses	480	231

Total future income tax benefit	602	447

Provision for deferred tax at year end comprises:
Accelerated capital allowances	1 794	1 280
Exploration expenditure	(5)	44
Employee entitlements	(98)	(21)
Site rehabilitation	(329)	(82)
Resource rent tax	(111)	(4)
Deferred income	(89)	—
Other provisions	55	15
Foreign exchange losses	(181)	(230)
Deferred charges	136	45
Foreign tax	—	219
Other	82	150
Tax-effected losses	(46)	(3)

Total provision for deferred tax	1 208	1 413

Net provision for deferred tax	606	966

Provision at start of the financial year	966	1 107
Demerger or disposals of subsidiaries	—	(213)
Deferred tax (benefits)/charge in profit and loss account for the financial year	(371)	70
Exchange differences and other movements	11	2

Net provision at end of the financial year	606	966

This provision is included within
Debtors (refer note 17)	602	447
Provisions for liabilities and charges (refer note 21)	(1 208)	(1 413)

	(606)	(966)

Factors that may affect future tax charges

The BHP Billiton Group operates in many countries across the world each with separate tax authorities, which results in significant complexity. At any point in time there are tax computations which have been submitted but not agreed by those tax authorities and matters which are under discussion between Group companies and the tax authorities. The Group provides for the amount of tax it expects to pay taking into account those discussions and professional advice it has received. Whilst conclusion of such matters may result in amendments to the original computations, the Group does not believe that such adjustments will have a material adverse effect on its financial position though such adjustments may be significant to any individual year’s profit and loss account.

Those countries where tax rates are higher than the UK tax rate of 30 per cent include Canada (approximately 36 per cent), Colombia (37 per cent), Chile (effective rate of 35 per cent), South Africa (effective rate of 37.8 per cent) and the US (35 per cent). Furthermore, petroleum operations in the UK are subject to an additional 10 per cent tax above the ordinary UK tax rate of 30 per cent.

The BHP Billiton Group’s subsidiaries generally have tax balances denominated in currencies other than US dollars. Where the subsidiary has a US dollar functional currency, any adjustments on translation of such balances will be taken to the tax charge for the period. The level of such adjustments is dependent upon future movements in exchange rates relative to the US dollar.

As at 30 June 2004, the BHP Billiton Group has not recognised potential tax expense of US$255 million (2003: US$240 million; 2002: US$47 million), which mainly relates to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries which maintain local currency records for tax purposes. Under UK GAAP, tax expense will be recognised when such gains and losses are realised for tax purposes.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

The BHP Billiton Group anticipates it will continue to incur foreign expenditure including exploration, or incur losses, in jurisdictions which under current accounting policies, the tax-effect of such expenditure or losses may not be recognised. The BHP Billiton Group will continue to incur non-deductible accounting depreciation and amortisation.

The BHP Billiton Group recognises net deferred tax assets, relating to tax losses and timing differences, to the extent that it can reasonably foresee future profits against which to realise those assets. Following continued progress in the BHP Billiton Group’s Gulf of Mexico (US) projects, additional tax losses have been recognised in the current year resulting in a reduction in the underlying effective tax rate of approximately 2 per cent (2003: 3 per cent; 2002: nil) when compared to the UK statutory tax rate. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses and timing differences may be recognised. In total, the further benefits would represent 35 per cent of the majority of ‘Other foreign losses’ shown in the table of the BHP Billiton Group’s tax losses not yet tax-effected, and 35 per cent of the majority of total timing differences which have not been tax-effected.

Tax losses and timing differences

At 30 June 2004, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$2 249 million (2003: US$2 439 million), and timing differences of US$1 586 million (2003: US$945 million) which have not been tax-effected. The BHP Billiton Group anticipates benefits from the recognition of losses and timing differences in future periods to the extent of income or gains in relevant jurisdictions. The tax losses carried forward expire as summarised below:

Year of expiry	Australian losses US$M	UK losses US$M	Other foreign losses US$M	Total losses US$M

Income tax losses
2005			1	1
2007			5	5
2008			20	20
2009			2	2
2010			21	21
2011			9	9
2012			14	14
2013			1	1
2019			170	170
2020			385	385
2021			403	403
2022			147	147
2023			5	5
Unlimited	11	197	139	347

	11	197	1 322	1 530

Capital tax losses
Unlimited	701	3	15	719

	712	200	1 337	2 249

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

11 Dividends

	2004 US$M	2003 US$M	2002 US$M

BHP Billiton Plc (a)
Dividends declared (b)	234	185	150
Dividends paid
Ordinary shares	406	173	151
Preference shares (c)	—	—	—
	640	358	301
BHP Billiton Limited (a)
Dividends declared (b)	358	280	242
Dividends paid	619	262	241
	977	542	483
Total dividends paid or payable	1 617	900	784

	2004 US cents	2003 US cents	2002 US cents

Dividends per share (a)
First interim dividend paid	8.0	7.0	6.5
Second interim dividend paid	8.5	—	—
Final dividend declared (b)	9.5	7.5	6.5

	26.0	14.5	13.0

Dividends are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme (refer note 25) and ESOP trusts. BHP Billiton Limited dividends are all fully franked for the periods shown.

(a)	BHP Billiton Limited dividends per American Depositary Share (ADS) for 2004 were 52.0 US cents per share (2003: 29.0 US cents per share; 2002: 26.0 US cents per share). BHP Billiton Plc dividends per ADS for 2004 were 52.0 US cents per share. BHP Billiton Plc ADSs listed on the New York Stock Exchange on 25 June 2003. As the listing was subsequent to the record date for the final 2003 dividend, no dividends per BHP Billiton Plc ADS were applicable for the 2003 year or the 2002 year.
(b)	On 18 August 2004 BHP Billiton declared a final dividend of 9.5 US cents per share which will be paid on 22 September 2004. The final dividend has been provided for at 30 June 2004. Final dividends for 2003 and 2002 were declared prior to the respective year-ends.
(c)	5.5 per cent dividend on 50 000 preference shares of £1 each (2003: 5.5 per cent; 2002: 5.5 per cent).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

12 Earnings per share

	2004	2003	2002

Basic earnings per share (US cents)
Excluding exceptional items	56	31	32
Impact of exceptional items	(2)	—	(4)

Including exceptional items	54	31	28

Diluted earnings per share (US cents)
Excluding exceptional items	56	31	32
Impact of exceptional items	(2)	—	(4)

Including exceptional items	54	31	28

Basic earnings per ADS (US cents) (a)
Including exceptional items	108	62	56
Diluted earnings per ADS (US cents) (a)
Including exceptional items	108	62	56
Earnings (US$ million) (b)
Excluding exceptional items	3 510	1 920	1 934
Including exceptional items	3 379	1 901	1 690

a)	For the periods indicated, each ADS represents two ordinary shares.
b)	Represents basic and diluted earnings.

The Directors present earnings per share data based on earnings, excluding exceptional items, as this provides a more meaningful representation of the underlying operating performance of the BHP Billiton Group. Whilst this presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer note 2 for details of exceptional items excluded.

Exceptional items

Details of exceptional items are set out in note 2. The impact of exceptional items on basic and diluted earnings per share is as follows:

	2004 US cents per share	2003 US cents per share	2002 US cents per share

Introduction of tax consolidation regime in Australia	1.5	—	—
Litigation settlement	0.8	—	—
US and Canadian taxation deductions	3.8	—	—
Closure plans	(8.2)	—	—
Loss on sale of 6% interest in BHP Steel	—	(0.3)	—
Termination of operations	—	—	(1.7)
Change in UK tax rate on petroleum operations	—	—	(0.9)
Suspension of operations	—	—	(0.4)
Merger related restructuring costs	—	—	(1.1)

	(2)	—	(4)

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group’s ESOP trusts.

The weighted average number of shares used for the purpose of calculating diluted earnings per share can be reconciled to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2004 Million	2003 Million	2002 Million

Basic earnings per share denominator	6 218	6 207	6 029
Shares and options contingently issuable under employee share ownership plans	28	15	13

Diluted earnings per share denominator	6 246	6 222	6 042

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

13 Intangible assets

	Goodwill US$M	Negative goodwill US$M	Total US$M

Cost
At the beginning and end of the financial year	55	(46)	9

Amortisation
At the beginning of the financial year	19	(17)	2
Amortisation for the financial year	2	(3)	(1)

At the end of the financial year	21	(20)	1

Net book value at the end of the financial year	34	(26)	8

Net book value at the beginning of the financial year	36	(29)	7

14 Tangible fixed assets

	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M

Cost or valuation
At the beginning of the financial year	2 260	22 803	6 862	3 263	487	35 675
Additions	72	358	217	2 133	190	2 970
Disposals	(43)	(382)	(64)	—	(7)	(496)
Disposals of subsidiaries	(1)	(332)	(20)	(3)	—	(356)
Exchange variations	1	184	38	—	—	223
Transfers and other movements	336	2 258	16	(2 512)	(166)	(68)

At the end of the financial year	2 625	24 889	7 049	2 881	504	37 948

Accumulated depreciation
At the beginning of the financial year	931	12 182	2 683	—	70	15 866
Charge for the year	122	1 308	307	—	15	1 752
Impairments for the year	3	46	12	—	52	113
Reversals of impairment losses	(16)	(79)	—	—	—	(95)
Disposals	(32)	(346)	(63)	—	(7)	(448)
Disposals of subsidiaries	—	(259)	(20)	—	—	(279)
Exchange variations	—	117	27	—	—	144
Transfers and other movements	18	(80)	(10)	—	(4)	(76)

At the end of the financial year	1 026	12 889	2 936	—	126	16 977

Net book value at the end of the financial year	1 599	12 000	4 113	2 881	378	20 971

Net book value at the beginning of the financial year	1 329	10 621	4 179	3 263	417	19 809

Included within the net book value of other mineral assets is US$687 million (2003: US$534 million) of deferred overburden removal costs.

Included in the additions for exploration and evaluation is US$170 million (2003: US$100 million) of capitalised exploration expenditure.

Included within plant and equipment at 30 June 2004 are assets held under finance leases with a net book value of US$76 million (2003: US$55 million). Depreciation charged on these assets during the year ended 30 June 2004 totalled US$9 million (2003: US$9 million).

Included within tangible fixed assets at 30 June 2004 is capitalised interest with a net book value of US$401 million (2003: US$310 million).

	Freehold US$M	Long leasehold US$M	Total US$M

The net book value of land and buildings can be analysed as follows:
At 30 June 2004	1 595	4	1 599

At 30 June 2003	1 323	6	1 329

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

15 Fixed asset investments

	Investment in joint ventures US$M	Loans to joint ventures(a) US$M	Other fixed asset investments(b) US$M	Total US$M

At the beginning of the financial year	1 403	293	148	1 844
Group share of profits less losses	223	—	—	223
Impairments for the year	—	—	(3)	(3)
Additions	25	10	—	35
Disposals	(79)	(65)	—	(144)
Dividends received	(203)	—	—	(203)
Other movements	—	—	(22)	(22)

At the end of the financial year	1 369	238	123	1 730

	In aggregate		BHP Billiton Group Share

	2004 US$M	2003 US$M	2004 US$M	2003 US$M

Net assets of joint ventures can be analysed as follows:
Fixed assets	5 566	5 799	2 096	2 152
Current assets	1 749	1 666	855	728
Liabilities due within one year	(1 019)	(1 101)	(576)	(476)
Liabilities due after more than one year	(2 604)	(2 652)	(1 006)	(1 001)

Net assets of joint ventures	3 692	3 712	1 369	1 403

	In aggregate			BHP Billiton Group Share(c)

	2004 US$M	2003 US$M	2002 US$M	2004 US$M	2003 US$M	2002 US$M

Profits less losses of joint ventures and associates can be analysed as follows:
Turnover	4 754	4 516	4 252	2 056	1 898	1 872
Net operating costs	(3 683)	(3 666)	(3 442)	(1 631)	(1 540)	(1 532)

Operating profit	1 071	850	810	425	358	340

Profit after net interest and taxation	583	400	520	223	164	225

Capital commitments				55	98	116

(a)	Loans to joint ventures include US$225 million (2003: US$275 million) that are in the form of cash on deposit, with the banks having an equivalent amount on loan to the joint venture.
(b)	The BHP Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. The consideration has been allocated to the option and has generally been expensed in accordance with the BHP Billiton Group’s accounting policy on exploration. These investments therefore have a book value of US$nil at 30 June 2004 (2003: US$nil) in the table above and a market value of US$19 million (2003: US$11 million). Other listed investments have a book value of US$68 million (2003: US$70 million) and a market value of US$115 million (2003: US$75 million).
(c)	Effective April 2003, the BHP Billiton Group sold its interest in Minera Alumbrera Limited for US$187 million. In 2003 and 2002, the profit less losses of joint ventures and associates included the results relating to the Group’s 50 per cent interest in Minera Alumbrera Limited.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

16 Stocks

	2004 US$M	2003 US$M

Raw materials and consumables	460	356
Work in progress	409	384
Finished goods	891	639

	1 760	1 379

17 Debtors

	2004 US$M	2003 US$M

Amounts due within one year
Trade debtors	2 018	1 467
less Provision for doubtful debts	(4)	(5)

	2 014	1 462

Tax recoverable	3	13
Employee Share Plan loans (a)	1	2

Other debtors (b)	731	624
less Provision for doubtful debts	(1)	(6)

	730	618

Prepayments and accrued income	176	129

	2 924	2 224

Amounts due after more than one year
Deferred tax	602	447
Employee Share Plan loans (a)	62	69
Other debtors (b)	447	535
Pension assets (refer note 27)	282	270
Other prepayments and accrued income	89	84

	1 482	1 405

	4 406	3 629

(a)	Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount. Refer note 23.
(b)	Other debtors includes receivables from joint venture arrangement cash calls, indirect taxes and other long-term financing and reimbursement arrangements.

18 Current asset investments

	2004 US$M	2003 US$M

Unlisted investments
Environmental trust funds (a)	153	104
Insurance investments (b)	14	39

	167	143

(a)	Investments held by the Ingwe and Selbaie Environmental Trust Funds. The future realisation of these investments is intended to fund environmental obligations relating to the closure of Ingwe’s and Selbaie’s mines. Consequently these investments, whilst under BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under provisions for liabilities and charges (refer note 21).
(b)	Investments relating to the BHP Billiton Group’s self insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

19 Creditors – amounts falling due within one year

	2004 US$M	2003 US$M

Bank overdrafts	133	21
Unsecured bank loans (current portion of long-term loans)	252	230
Unsecured bank loans (other short-term loans)	—	371

Total current portion of bank loans and overdrafts	385	622

Notes and debentures	306	150
Secured debt (limited recourse) (refer note 20)	51	28
Unsecured debt (non-recourse)	264	44
Secured debt (non-recourse)	97	34
Commercial paper (a)	—	138
Finance leases	9	4
Other unsecured borrowings	22	16

Total current portion of debentures and other borrowings	749	414

Total borrowings falling due within one year	1 134	1 036

Trade creditors	1 688	1 338
Corporation taxes	297	322
Social security	1	1
Other taxes	132	96
Other creditors and accruals	935	832
Deferred income	156	114
Dividends payable	592	468

	4 935	4 207

(a)	In accordance with FRS 4 ‘Capital Instruments’, all commercial paper is classified as short-term borrowings though it is backed by medium-term facilities. Under US GAAP, this amount was grouped with non-current borrowings at 30 June 2003.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

20 Creditors – amounts falling due after more than one year

	2004 US$M	2003 US$M

Unsecured bank loans	55	97

Total non-current portion of bank loans	55	97

Notes and debentures	3 653	4 145
Secured debt (limited recourse) (a)	435	478
Unsecured debt (non-recourse)	545	754
Secured debt (non-recourse)	—	74
Redeemable preference shares (b)	450	450
Finance leases	67	49
Other unsecured borrowings	248	241

Total non-current portion of debentures and other borrowings	5 398	6 191

Total borrowings falling due after more than one year	5 453	6 288

Trade creditors	1	14
Other creditors	175	181
Corporation taxes	10	21
Deferred income	348	345

	5 987	6 849

(a)	The limited recourse secured debt relates to the Mozal joint arrangement. The debt is secured by a charge over the assets of this joint arrangement and the lender has recourse to only those assets in the event of default. The BHP Billiton Group’s share of these obligations is guaranteed by BHP Billiton Plc until such time as the project reaches financial completion.
(b)	Redeemable preference shares include the following:

BHP Operations Inc: Preferred stock

Auction market preferred stock

600 (2003: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.

Cumulative preferred stock series ‘A’

3 000 (2003: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.

	Repayable	Currency	Interest rate%	2004 US$M	2003 US$M

Debt falling due after 5 years is analysed as follows:
US$ Bond issue	2012 – 2026	US$	7.0% fixed	1 073	1 073
Global Bond	2013	US$	LIBOR+0.47%	850	850
Escondida	2009 – 2013	US$	8.3% fixed	27	29
Escondida	2011	US$	LIBOR+0.50%	134	157
Manganese shareholder loan	2030	US$	LIBOR+2.25%	82	82
Richards Bay Coal Terminal loan	2015	ZAR	interest free	34	31
Eskom loan	2013	ZAR	12.8% fixed	44	40
Mozal – Senior loans	2012 – 2014	US$	6–7% fixed	94	121
Mozal – Senior loans	2012	US$	LIBOR+2.4%	80	95
Mozal – Subordinated loan	2012	US$	7.96% fixed	34	46
Magma long-term borrowing	2009 – 2011	US$	LIBOR	—	50
Medium-term notes	2008	US$	LIBOR+0.78%	—	391
Other	various	various	various	37	19

				2 489	2 984

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

21 Provisions for liabilities and charges

	Employee entitlements (Restated) (a) US$M	Restructuring (b) US$M	Resource rent tax US$M	Restoration and rehabilitation (c) US$M	Post- retirement benefits(d) (note 27) US$M	Deferred tax US$M	Other US$M	Total US$M

At 1 July 2003	547	57	241	2 025	317	1 413	298	4 898
Amounts capitalised	—	—	—	103	—	—	—	103
Disposals of subsidiaries	—	—	—	(57)	—	—	—	(57)
Charge/(credit) for the year:
Underlying	370	2	24	691	40	(217)	137	1 047
Discounting	2	—	—	100	—	—	—	102
Exchange variation	19	—	6	—	22	—	7	54
Released during the year	—	(31)	—	—	—	—	(28)	(59)
Exchange variation taken to reserves	—	—	4	12	—	12	—	28
Utilisation	(311)	(15)	(1)	(82)	(48)	—	(104)	(561)
Transfers and other movements	(5)	(2)	1	(9)	4	—	14	3

At 30 June 2004	622	11	275	2 783	335	1 208	324	5 558

At 1 July 2002	624	125	214	1 613	215	1 587	259	4 637
Amounts capitalised	—	—	—	325	—	—	—	325
Demerger or disposals of subsidiaries	(183)	(1)	—	(1)	—	(237)	(34)	(456)
Charge/(credit) for the year:
Underlying	344	4	(3)	37	50	54	36	522
Discounting	3	—	—	94	—	—	—	97
Exchange variation	47	5	29	—	22	—	35	138
Exchange variation taken to reserves	1	—	3	15	—	17	1	37
Utilisation	(257)	(28)	—	(84)	(29)	—	(23)	(421)
Transfers and other movements	(32)	(48)	(2)	26	59	(8)	24	19

At 30 June 2003	547	57	241	2 025	317	1 413	298	4 898

(a)	The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs. It is anticipated expenditure of approximately US$340 million will be incurred in the year ending 30 June 2005. Comparatives have been restated to reflect the accounting policy change in respect of employee share awards. Refer to Accounting Policies.
(b)	Total provision for restructuring costs is made up of:

	2004 US$M	2003 US$M

Remediation and site rehabilitation	—	10
Redundancies	10	22
Business terminations (including contract cancellations)	1	25

	11	57

(c)	The Group’s activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group’s mining and processing facilities along with the decommissioning of oil platforms and infrastructure associated with petroleum activities. The estimation of the cost of future reclamation and decommissioning activities is subject to potentially significant uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination, and the timing and extent of reclamation and decommissioning activities required. Accordingly, whilst the provisions at 30 June 2004 represent the best estimate of the future costs required, these uncertainties are likely to result in future actual expenditure differing from the amounts provided at this time.

These reclamation and decommissioning expenditures are mostly expected to be paid over the next 30 years. The provisions for reclamation and decommissioning are derived by discounting the expected expenditures to their net present value. The estimated total site rehabilitation cost (undiscounted and in today’s dollars) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$5 402 million (2003: US$3 391 million).

At 30 June 2004, US$1 702 million (2003: US$1 622 million) was provided for reclamation and decommissioning costs relating to operating sites in the provision for site rehabilitation. In addition, the Group has certain obligations associated with maintaining and/or remediating closed sites. At 30 June 2004, US$1 081 million (2003: US$403 million, excluding US$10 million held in the restructuring provision) was provided for closed sites. Adjustments to the provisions in relation to these closed sites are recognised in the profit and loss account during the period in which the adjustments are made. In addition to the uncertainties noted above, certain of these activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability could vary. The amounts provided in relation to closed sites are reviewed at least annually based upon the facts and circumstances available at the time and the provisions are updated accordingly. The Group believes that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, these liabilities could be in the order of 35 per cent (2003: 50 per cent) greater or in the order of 20 per cent lower than the US$1 081 million provided at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites.

Southwest Copper, Arizona, US

In 1999, the Group announced the cessation of Southwest Copper operations, and the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. The assets comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the Group acquiring the Southwest Copper operations in 1996. In January 2002, the Group announced the closure of the San Manuel mining facilities, and in October 2003 the closure of the San Manuel plant facilities was announced. The closure of these facilities, together with certain other reclamation and decommissioning activities, were progressed during the years ended 30 June 2003 and 2004. For certain sites, the development of closure plans is well progressed, however, at other sites the necessary site characterisation and engineering work is at an early stage.

A comprehensive review of the closure plans for Southwest Copper was undertaken, following the refocusing of the Group’s direction during the period towards an accelerated closure strategy. This followed exhaustion of the alternative strategies referred to above, and resulted in a shortened timeframe to closure for some of the facilities. Actions during the year resulting from the review included the announcement of the closure of the San Manuel plant facilities in October 2003, and the divestment and farm-out of certain assets and liabilities during the period, such as the Robinson copper/gold mining operation and the Resolution copper exploration prospect. As a consequence of detailed site-specific risk assessments

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

21 Provisions for liabilities and charges continued

conducted during the period, the review also indicated: (a) higher short-term closure costs, due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets (refer note 2).

Despite the work carried out during the current period, uncertainty remains over the extent and costs of the required short-term closure activities, the extent, cost and timing of post-closure monitoring and longer-term water management. The Group anticipates that future changes in the closure provisions for Southwest Copper may be required as the necessary site characterisation and engineering work is progressed. The closure provisions for Southwest Copper (including amounts in relation to Pinal Creek, which is described in more detail below) total US$771 million at 30 June 2004 (2003: US$297 million).

In relation to Pinal Creek, BHP Copper Inc (‘BHP Copper’) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

On 2 April 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. On 22 September 2000, the Court-approved settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring program.

A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2004 the Group has provided US$102 million (30 June 2003: US$22 million) for its anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$138 million (30 June 2003: US$43 million), and the Group has paid out US$38 million up to 30 June 2004. These amounts are based on the provisional equal allocation of these costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations’ proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper’s predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper. The reasonable assessment of recovery in the various insurances cases has a range from US$4 million to approximately US$15 million, depending on many factors. Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements and will not be recognised until such offsets are considered virtually certain of realisation.

Other Closed Sites

The closure provisions for other closed sites total US$310 million at 30 June 2004 (2003: US$106 million). The key sites covered by this amount are described briefly below:

•	Newcastle Steelworks – the Group closed its Newcastle Steelworks in 1999 and retains responsibility for certain sediment in the Hunter River adjacent the former steelworks site, together with certain other site remediation activities in the Newcastle area.

•	Island Copper mine – the Group ceased operations at its Island Copper mine in December 1995 and has responsibility for various site reclamation activities, including the long-term treatment of the pit lake and water management.

•	Selbaie copper mine – the Group closed its Selbaie copper mine in January 2004 and has responsibility for site reclamation and remediation activities.

•	Rio Algom – the Group has responsibility for long-term remediation costs for various mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000.

Closure provisions for other closed sites have been increased in the current period mainly due to refinements of closure plans at the Island Copper mine, Newcastle Steelworks, the Selbaie copper mine and several other smaller sites (refer note 2), and also the classification of Selbaie as a closed site (classified as operating at 30 June 2003). These increases resulted from a number of causes, including: (a) a reassessment during the period of an original pit lake water treatment process which requires additional treatment for a longer period; (b) a comprehensive environmental assessment completed during the period as a consequence of a change in approach relating to the remediation of river sediment; and, (c) development of detailed closure plans, including site characterisation, in relation to sites which closed during the last two years where closure activities have now commenced.

(d)	The provision for post-retirement benefits comprises pension liabilities of US$62 million (2003: US$65 million), and post-retirement medical benefit liabilities of US$273 million (2003: US$252 million).

22 Called up share capital and contributed equity

	2004 US$M	2003 US$M	2002 US$M

BHP Billiton Plc
Authorised share capital
3 000 000 000 ordinary shares of US$0.50 each (2003: 3 000 000 000; 2002: 3 000 000 000)	1 500	1 500	1 500
50 000 (2003: 50 000; 2002: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2003: 1; 2002: 1) of US$0.50 (b)	—	—	—
1 Equalisation Share (2003: 1; 2002: 1) of US$0.50 (c)	—	—	—

	1 500	1 500	1 500

Allotted, called up and fully paid share capital
2 468 147 002 ordinary shares of US$0.50 each (2003: 2 468 147 002; 2002: 2 319 147 885)	1 234	1 234	1 160
50 000 (2003: 50 000; 2002: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2003: 1; 2002: 1) of US$0.50 (b)	—	—	—

	1 234	1 234	1 160

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

22 Called up share capital and contributed equity continued

Number of shares
	2004	2003	2002

Movements in called up fully paid ordinary shares (d)
Opening number of shares	2 468 147 002	2 319 147 885	2 319 147 885
Bonus shares issued (e)	—	148 999 117	—

Closing number of shares	2 468 147 002	2 468 147 002	2 319 147 885

	2004 US$M	2003 US$M	2002 US$M

BHP Billiton Limited
Paid up contributed equity (f)
3 759 487 555 ordinary shares fully paid (2003: 3 747 687 775; 2002: 3 724 893 687)	1 851	1 785	3 143
Nil ordinary shares paid to A$1.40 (2003: 240 000; 2002: 320 000) (g)	—	—	—
405 000 ordinary shares paid to A$1.36 (2003: 1 095 000; 2002: 2 305 000) (g)	—	—	—
1 Special Voting Share (2003: 1; 2002: 1) (b)	—	—	—

	1 851	1 785	3 143

Number of shares
	2004	2003	2002

Movements in fully paid ordinary shares
Opening number of shares	3 747 687 775	3 724 893 687	3 704 256 885
Shares issued on exercise of Employee Share Plan options (h)	10 764 732	20 165 784	22 955 508
Shares issued on exercise of Performance Rights (h)	—	918 120	—
Partly paid shares converted to fully paid (g)	1 035 048	1 710 184	1 815 916
Shares bought back and cancelled (i)	—	—	(4 134 622)

Closing number of shares (j)	3 759 487 555	3 747 687 775	3 724 893 687

(a)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been beneficially held by J.P. Morgan plc.
(b)	BHP Billiton Plc and BHP Billiton Limited each issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on Joint Electorate Actions.
(c)	An Equalisation Share has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.
(d)	During the year ended 30 June 2004, BHP Billiton Plc did not repurchase any shares under the authorisation granted by its shareholders. The shareholders authorised the Company to enter into contracts to purchase up to 247 million of BHP Billiton Plc shares until the end of the annual general meeting in 2004.
(e)	Upon the demerger of BHP Steel in July 2002, bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders to reflect the value distributed to shareholders of BHP Billiton Limited as a result of the demerger (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).
(f)	Under the Australian Corporations Act 2001, BHP Billiton Limited’s share capital has no par value. Total capital subscribed by shareholders less capital returned to shareholders is included in Shareholders’ Funds as Contributed equity. Contributed equity decreased by US$1 456 million in 2003 due to the demerger of BHP Steel in July 2002. This reflected a capital reduction of A$0.69 per share. The demerger resulted in BHP Billiton Limited shareholders being issued one BHP Steel Limited share for every five BHP Billiton Limited shares held.
(g)	240 000 (2003: 80 000; 2002: 65 000) shares paid to A$1.40 and 690 000 (2003: 1 210 000; 2002: 1 351 500) shares paid to A$1.36 were converted to fully paid during 2004. There were no partly paid shares issued during the year (2003: nil; 2002: nil). Including bonus shares, 1 035 048 (2003: 1 710 184; 2002: 1 815 916) shares were issued on conversion of these partly paid shares. 190 000 (2003: 282 000; 2002: 650 000) partly paid shares are entitled to 216 936 (2003: 321 984: 2002: 692 315) bonus shares on becoming fully paid. As a consequence of the BHP Steel demerger, an interim call of A$0.69 per share was made on partly paid shares and the capital reduction amount was applied to meet this call.
(h)	The number of shares issued on exercise of options and Performance Rights after 7 July 2001 includes bonus shares.
(i)	During the years ended 30 June 2003 and 30 June 2004, BHP Billiton Limited did not repurchase any shares in accordance with its announced share buy-back program. During the year ended 30 June 2002, BHP Billiton Limited repurchased 4 134 622 shares at a weighted average price of A$8.83 per share. The buy-back program allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited or BHP Billiton Plc.
(j)	During the period 1 July 2004 to 1 September 2004, 125 000 Executive Share Scheme partly paid shares were paid up in full, 1 163 361 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options, 116 272 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights and 192 628 fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.

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

	Number of awards outstanding at 30 June 2004	Number of awards issued during year ended 30 June 2004

BHP Billiton Plc employee share awards
Group Incentive Scheme (Deferred Shares)	1 310 131	1 397 818
Group Incentive Scheme (Options)	855 044	918 054
Group Incentive Scheme (Performance Shares)	4 833 951	1 649 448
Restricted Share Scheme	4 076 894	—
Co-Investment Plan	539 984	—
BHP Billiton Limited employee share awards
Group Incentive Scheme (Deferred Shares)	2 884 289	3 001 722
Group Incentive Scheme (Options)	1 309 448	1 338 814
Group Incentive Scheme (Performance Shares)	10 136 908	3 353 538
Employee Share Plan (shares)	18 660 656	—
Employee Share Plan (options)	24 309 476	—
Executive Share Scheme (partly paid shares)	621 936	—
Performance Share Plan (LTI)	5 031 632	—
Performance Share Plan (MTI)	212 395	—
Bonus Equity Share Plan (shares)	818 746	—

The following tables relate to awards issued under each of these schemes:

	Restricted Share Scheme awards (a)			Co-Investment Plan awards (a)

	2004	2003	2002	2004	2003	2002

Number of awards issued since the DLC merger (b)	5 657 555	5 657 555	5 657 555	1 023 425	1 023 425	1 023 425
During the financial year
Number of awards remaining at the beginning of the financial year	4 608 382	5 351 690	—	837 450	1 000 399	—
Number of awards issued	—	—	5 657 555	—	—	1 023 425
Number of awards exercised	(167 230)	(426 604)	(56 568)	(102 656)	(45 415)	(6 525)
Number of awards lapsed	(364 258)	(316 704)	(249 297)	(194 810)	(117 534)	(16 501)

Number of awards remaining at the end of the financial year	4 076 894	4 608 382	5 351 690	539 984	837 450	1 000 399

Exercisable	—	—	—	—	—	—
Not exercisable	4 076 894	4 608 382	5 351 690	539 984	837 450	1 000 399

Number of employees participating in awards issued	—	—	239	—	—	126
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	10	22	8	27	10	2
Market value of shares on exercise of awards (US$ million)	1	2	—	—	—	—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

	Group Incentive Scheme Deferred Shares (BHP Billiton Plc) (a)			Group Incentive Scheme Deferred Shares (BHP Billiton Limited) (a)

	2004	2003	2002	2004	2003	2002

Number of awards issued since commencement of the Plan	1 397 818			3 001 722
During the financial year
Number of awards at the beginning of the financial year	—			—
Number of awards issued	1 397 818			3 001 722
Number of awards exercised	(11 610)			(30 884)
Number of awards lapsed	(76 077)			(86 549)

Number of awards remaining at the end of the financial year	1 310 131			2 884 289

Exercisable	—			—
Not exercisable	1 310 131			2 884 289

Number of employees participating in awards issued	200			391
Market value of awards issued (US$ million) (c)	—			—
Proceeds from awards issued (US$ million)	—			—
Number of employees exercising awards	2			6
Market value of shares on exercise of awards (US$ million)	—			—

	Group Incentive Scheme Options (BHP Billiton Plc) (a)			Group Incentive Scheme Options (BHP Billiton Limited) (a)

	2004	2003	2002	2004	2003	2002

Number of awards issued since commencement of the Plan	918 054			1 338 814
During the financial year
Number of awards at the beginning of the financial year	—			—
Number of awards issued	918 054			1 338 814
Number of awards exercised	(21 241)			—
Number of awards lapsed	(41 769)			(29 366)

Number of awards remaining at the end of the financial year	855 044			1 309 448

Exercisable	—			—
Not exercisable	855 044			1 309 448

Number of employees participating in awards issued	81			104
Market value of awards issued (US$ million) (c)	—			—
Proceeds from awards issued (US$ million)	—			—
Number of employees exercising awards	—			—
Market value of shares on exercise of awards (US$ million)	—			—

	Group Incentive Scheme Performance Shares (BHP Billiton Plc) (a)			Group Incentive Scheme Performance Shares (BHP Billiton Limited) (a)

	2004	2003	2002	2004	2003	2002

Number of awards issued since commencement of the Plan	5 616 216	3 966 768		10 863 781	7 510 243
During the financial year
Number of awards remaining at the beginning of the financial year	3 634 251	—		7 313 516	—
Number of awards issued	1 649 448	3 966 768		3 353 538	7 510 243
Number of awards exercised	(84 041)	—		(157 429)	—
Number of awards lapsed	(365 707)	(332 517)		(372 717)	(196 727)

Number of awards remaining at the end of the financial year	4 833 951	3 634 251		10 136 908	7 313 516

Exercisable	—	—		—	—
Not exercisable	4 833 951	3 634 251		10 136 908	7 313 516

Number of employees participating in awards issued	218	221		409	424
Market value of awards issued (US$ million) (c)	—	—		—	—
Proceeds from awards issued (US$ million)	—	—		—	—
Number of employees exercising awards	6	—		12	—
Market value of shares on exercise of awards (US$ million)	1	—		1	—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

	Employee Share Plan Options (a)			Weighted Average Exercise Price (A$)

	2004	2003	2002	2004	2003	2002

Number of awards issued since commencement of the Plan	178 032 575	178 032 575	177 965 075
During the financial year
Number of awards remaining at the beginning of the financial year	37 571 802	60 994 303	74 588 800	7.81	8.29	7.92
Number of awards issued	—	67 500	14 077 500	—	8.95	8.98
Number of awards exercised	(10 764 732)	(20 165 784)	(22 955 508)	7.48	7.25	7.66
Number of awards lapsed	(2 497 594)	(3 324 217)	(4 716 489)	8.04	7.53	7.78

Number of awards remaining at the end of the financial year	24 309 476	37 571 802	60 994 303	7.94	7.81	8.29

Exercisable	13 679 357	15 899 927	32 297 444	7.66	7.03	7.62
Not exercisable	10 630 119	21 671 875	28 696 859	8.30	8.38	9.04

Number of employees participating in awards issued	—	1	266
Market value of awards issued (US$ million) (c)	—	—	—
Proceeds from awards issued (US$ million)	—	—	—
Number of employees exercising awards	1 683	9 857	12 081
Market value of shares on exercise of awards (US$ million)	88	121	132
Proceeds from exercise of options (US$ million)	57	83	94

	Employee Share Plan Shares (a)			Executive Share Scheme Partly Paid Shares (a)

	2004	2003	2002	2004	2003	2002

Number of awards issued since commencement of the Plan	373 745 102	373 745 102	373 745 102	50 529 280	50 529 280	50 529 280
During the financial year
Number of awards remaining at the beginning of the financial year	20 508 095	45 827 460	62 781 518	1 656 984	3 367 168	5 183 084
Number of awards issued	—	—	—	—	—	—
Number of awards exercised	(1 847 439)	(25 319 365)	(16 954 058)	(1 035 048)	(1 710 184)	(1 815 916)
Number of awards lapsed	—	—	—	—	—	—

Number of awards remaining at the end of the financial year	18 660 656	20 508 095	45 827 460	621 936	1 656 984	3 367 168

Exercisable	18 660 656	20 508 095	45 827 460	621 936	1 656 984	3 367 168
Not exercisable	—	—	—	—	—	—

Number of employees participating in awards issued				—	—	—
Market value of awards issued (US$ million) (c)				—	—	—
Proceeds from awards issued (US$ million)				—	—	—
Number of employees exercising awards				4	11	14
Market value of shares on exercise of awards (US$ million)				9	7	8
Employee Share Plan Loans outstanding (US$ million)	63	71	135
Proceeds from conversion of partly paid shares (US$ million)				9	10	10

	Performance Share Plan Performance Rights (a)			Bonus Equity Share Plan Shares (a)

	2004	2003	2002	2004	2003	2002

Number of awards issued since commencement of the Plan	12 679 547	12 679 547	12 679 547	1 016 845	1 016 845	1 016 845
During the financial year
Number of awards remaining at the beginning of the financial year	8 163 616	10 293 469	6 234 311	856 345	1 016 845	—
Number of awards issued	—	—	5 527 117	—	—	1 016 845
Number of awards exercised	(2 712 371)	(1 901 694)	(1 235 794)	(34 573)	(135 945)	—
Number of awards lapsed	(207 218)	(228 159)	(232 165)	(3 026)	(24 555)	—

Number of awards remaining at the end of the financial year	5 244 027	8 163 616	10 293 469	818 746	856 345	1 016 845

Exercisable	716 120	—	57 384	—	—	—
Not exercisable	4 527 907	8 163 616	10 236 085	818 746	856 345	1 016 845

Number of employees participating in awards issued	—	—	118	—	—	117
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	172	22	21	9	26	—
Market value of shares on exercise of awards (US$ million)	21	8	6	—	1	—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

					Awards outstanding at:

Month of issue	Number issued	Number of recipients	Number exercised	Number lapsed	Balance date	Date of Directors’ Report	Exercise price		Exercise period / release date

Restricted Share Scheme (d)
November 2001(Share awards)	292 577	1	—	169 359	123 218	123 218		—	Nov 2004
October 2001 (Share awards)	4 446 532	147	487 855	675 051	3 283 626	3 193 058		—	Nov 2004
October 2001 (Options)	918 446	32	162 547	85 849	670 050	657 385		—	Oct 2004 – Sept 2008

					4 076 894	3 973 661

Co-Investment Plan (d)
November 2001	100 945	—	23 131	77 814	—	—		—	Nov 2003 – April 2006
October 2001	922 480	83	131 465	251 031	539 984	532 440		—	Oct 2003 – March 2006

					539 984	532 440

Group Incentive Scheme (BHP Billiton Plc)
Deferred Shares
November 2003	1 397 818	194	11 610	76 077	1 310 131	1 271 862		—	Aug 2005 – Aug 2008

Options
November 2003	918 054	78	21 241	41 769	855 044	855 044		£4.43	Aug 2005 – Aug 2008

Performance Shares
November 2003	1 649 448	210	16 786	86 865	1 545 797	1 492 493		—	Aug 2006 – Aug 2009
November 2002	3 966 768	209	67 255	611 359	3 288 154	3 174 546		—	Aug 2005 – Aug 2008

					6 999 126	6 793 945

Group Incentive Scheme (BHP Billiton Limited)
Deferred Shares
November 2003	3 001 722	391	30 884	86 549	2 884 289	2 802 857		—	Aug 2005 – Aug 2008

Options
November 2003	1 338 814	104	—	29 366	1 309 448	1 307 038	A$	11.11	Aug 2005 – Aug 2008

Performance Shares
November 2003	3 353 538	409	37 309	103 226	3 213 003	3 130 937		—	Aug 2006 – Aug 2009
November 2002	7 510 243	425	120 120	466 218	6 923 905	6 715 523		—	Aug 2005 – Aug 2008

					14 330 645	13 956 355

Employee Share Plan Options
September 2002	67 500	1	—	—	67 500	67 500	A$	8.95	Oct 2004 – Sept 2011
November 2001	6 870 500	113	726 716	859 384	5 284 400	5 284 400	A$	8.30	Oct 2004 – Sept 2011
November 2001	7 207 000	153	1 147 273	781 508	5 278 219	5 040 600	A$	8.29	Oct 2004 – Sept 2011
December 2000	3 444 587	67	1 059 555	438 386	1 946 646	1 818 610	A$	8.72	July 2003 – Dec 2010
December 2000	2 316 010	59	826 391	274 566	1 215 053	1 121 349	A$	8.71	July 2003 – Dec 2010
November 2000	1 719 196	44	591 191	539 451	588 554	571 516	A$	8.28	July 2003 – Oct 2010
November 2000	7 764 776	197	4 779 058	827 792	2 157 926	2 015 176	A$	8.27	July 2003 – Oct 2010
April 2000	61 953	3	20 651	—	41 302	41 302	A$	7.60	April 2003 – April 2010
April 2000	937 555	5	38 721	138 361	760 473	760 473	A$	7.60	April 2003 – April 2010
December 1999	413 020	1	413 020	—	—	—	A$	8.61	April 2002 – April 2009
December 1999	309 765	1	309 765	—	—	—	A$	7.50	April 2002 – April 2009
October 1999	105 320	3	14 456	30 976	59 888	59 888	A$	7.57	April 2002 – April 2009
July 1999	206 510	1	—	—	206 510	—	A$	7.60	April 2002 – April 2009
April 1999	44 474 820	45 595	18 371 130	21 299 028	4 804 662	4 644 148	A$	6.92	April 2002 – April 2009
April 1999	16 901 398	944	8 667 018	6 336 037	1 898 343	1 684 605	A$	6.92	April 2002 – April 2009

					24 309 476	23 109 567

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

					Awards outstanding at:

Month of issue	Number issued	Number of recipients	Number exercised	Number lapsed	Balance date	Date of Directors’ Report	Exercise price	Exercise period/ release date

Performance Share Plan Performance Rights (d)
November 2001 (LTI)	5 114 298	110	581 537	434 719	4 098 042	3 864 131	—	Oct 2004 – Sept 2011
October 2001 (LTI)	173 879	2	—	—	173 879	173 879	—	Oct 2004 – Sept 2011
October 2001(MTI)	238 940	6	—	26 545	212 395	189 900	—	Oct 2003 – Mar 2006
December 2000 (LTI)	415 510	11	317 127	—	98 383	98 383	—	July 2003 – Dec 2010
November 2000 (LTI)	4 441 620	104	3 574 015	206 277	661 328	485 055	—	July 2003 – Oct 2010

					5 244 027	4 811 348

Bonus Equity Share Plan Shares
November 2001	1 016 845	117	170 518	27 581	818 746	734 385	—	Nov 2004 – Oct 2006

					818 746	734 385

(a)	The terms and conditions for all BHP Billiton Group employee ownership plans are detailed in Section 2.2.2 of note 35, except as follows:

The Bonus Equity Share Plan provided eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited. Eligibility was determined by the Board. Participants who elected to take their incentive plan award in shares under the Plan also received an uplift of 25 per cent so that for each A$1 of award taken as shares, A$1.25 worth of shares were provided. The shares were purchased on-market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:

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

The Employee Share Plan option issues for 2002 and 2001 were made on substantially the same terms and conditions as the 2000 issue, the conditions of which are detailed in section 2.2.2 of note 35.

(b)	All awards issued under the RSS and CIP prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after completion of the DLC merger only.
(c)	Options, Performance Rights and awards issued under the Group Incentive Scheme, Bonus Equity Share Plan, RSS and CIP are not transferable or listed and as such do not have a market value.
(d)	Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on-market.
(e)	In respect of employee share awards, the BHP Billiton Group utilises the following trusts:

The Billiton Employee Share Ownership Trust is a discretionary Trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The Trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the Group Incentive Scheme, Restricted Share Scheme and Co-Investment Plan. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The Trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on market to satisfy exercises made under the Group Incentive Scheme and Performance Share Plan.

The BHP Bonus Equity Plan Trust (BEP Trust) is a discretionary trust established for the purpose of holding shares in BHP Billiton Limited to satisfy exercises made by employees of BHP Billiton Limited and subsidiaries under the BHP Billiton Limited Bonus Equity Share Plan. The trustee is BHP Billiton Employee Plan Pty Ltd.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

24 Reserves

	Share premium account 2004 US$M	Profit and loss account 2004 US$M	Share premium account 2003 US$M	Profit and loss account 2003 US$M

At the beginning of the financial year as restated (a)	518	8 580	592	7 475
Retained profit for the year	—	1 762	—	1 001
Employee share awards	—	71	—	70
BHP Steel demerger (refer note 3)	—	—	—	(33)
Bonus shares issued (b)	—	—	(74)	—
Exchange variations	—	48	—	67

At the end of the financial year (c)	518	10 461	518	8 580

(a)	Profit and loss account has been restated for the impact of the change in accounting policy regarding employee share awards (refer Accounting Policies).
(b)	Upon the demerger of the BHP Steel business in July 2002, bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).
(c)	Cumulative goodwill set off against reserves on acquisitions prior to 1 July 1998 amounts to US$761 million (2003: US$761 million).

25 Reconciliation of movements in shareholders’ funds

	2004 US$M	2003 (Restated) US$M	2002 (Restated) US$M

Profit for the financial year (attributable profit)	3 379	1 901	1 690
Other recognised gains	48	67	25

Total recognised gains for the financial year	3 427	1 968	1 715
Dividends	(1 617)	(900)	(784)
Issue of ordinary shares for cash	66	98	104
Accrued employee entitlement to share awards	96	70	28
Purchases of shares by ESOP trusts (a)	(25)	(6)	(14)
Share repurchase scheme (b)
BHP Billiton Plc	—	(20)	—
Share buy-back program (refer note 22)
BHP Billiton Limited	—	—	(19)
Capital reduction on BHP Steel demerger (refer notes 3, 22 and 24)	—	(1 489)	—

Net movement in shareholders’ funds	1 947	(279)	1 030
Shareholders’ funds at the beginning of the financial year as restated (c)	12 091	12 370	11 340

Shareholders’ funds at the end of the financial year	14 038	12 091	12 370

(a)	At 30 June 2004, 4 948 281 shares (2003: 347 498) were held in trust with a market value at that date of US$43 million (2003: US$2 million).
(b)	BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. No shares were purchased during the year ended 30 June 2004 (2003: 3 890 000 ordinary shares). The aggregate purchase price of US$nil (2003: US$20 million), was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders’ funds. On 23 June 2004, 3 890 000 ordinary shares of BHP Billiton Plc, which were held by Nelson Investment Limited, were transferred to The Billiton Employee Share Ownership Trust.
(c)	Shareholders’ funds have been restated for the impact of the change in accounting policy regarding employee share awards.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

26 Commitments

	2004 US$M	2003 US$M

Capital expenditure commitments not provided for in the accounts
Due not later than one year	1 321	1 184
Due later than one year and not later than five years	255	423

Total capital expenditure commitments	1 576	1 607

Lease expenditure commitments
Finance leases (a)
Due not later than one year	10	7
Due later than one year and not later than five years	42	34
Due later than five years	54	26

Total commitments under finance leases	106	67
deduct Future financing charges	30	14

Finance lease liability	76	53

Operating leases (b)
Due not later than one year (c)	199	138
Due later than one year and not later than five years	393	348
Due later than five years	231	256

Total commitments under operating leases	823	742

Other commitments (d)
Due not later than one year
Supply of goods and services	639	199
Royalties	33	29
Exploration expenditure	46	104
Chartering costs	156	100

	874	432

Due later than one year and not later than five years
Supply of goods and services	1 304	547
Royalties	19	39
Exploration expenditure	13	53
Chartering costs	87	127

	1 423	766

Due later than five years
Supply of goods and services	954	721
Royalties	42	49
Chartering costs	45	33

	1 041	803

Total other commitments	3 338	2 001

(a)	Finance leases are predominantly related to leases of the dry bulk carrier Iron Yandi, power lines, mobile equipment and vehicles. Refer notes 19 and 20.
(b)	Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options. Amounts represent minimum lease payments.
(c)	The BHP Billiton Group has commitments under operating leases to make payments totalling US$199 million (2003: US$138 million) in the next year as follows:

	2004 US$M	2003 US$M

Land and buildings
Leases which expire:
Within one year	5	7
Between two and five years	14	17
Over five years	51	14

	70	38

Other operating leases
Leases which expire:
Within one year	29	22
Between two and five years	61	43
Over five years	39	35

	129	100

(d)	Included in ‘Other commitments’ is an amount of US$704 million (2003: US$738 million) representing Boodarie Iron’s undiscounted continuing operating commitments under a number of take or pay contracts for supply of products/services. Boodarie Iron’s operations have been suspended pending completion of a review as to whether or not the business is safe and economically viable. In the event that the operation is not re-opened, some or all of these commitments may require provisioning for losses in the financial statements.

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

	2004 US$M	2003 US$M	2002 US$M

The pension charge for the year is as follows:
Defined contribution schemes	53	41	61
Industry-wide schemes	26	23	18
Defined benefit schemes (a)
Regular cost	40	46	59
Variation cost	41	39	14
Interest cost	(17)	(20)	(18)

	143	129	134

(a)	Excludes net exchange gains on net monetary pension assets of US$8 million (2003: US$39 million; 2002: US$24 million).

To the extent that there is a difference between pension cost and contributions paid, an asset and/or liability arises. The accumulated difference recorded in the balance sheet at 30 June 2004 gives rise to an asset of US$282 million (2003: US$270 million) and a liability of US$62 million (2003: US$65 million).

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

The actuarial valuations used for accounting purposes reflected an aggregate market value at 1 July 2003 of US$935 million. The funding levels of these schemes ranged from 49 per cent to 118 per cent and the overall funding level was 89 per cent.

Formal actuarial valuations

Set out below are details for the three largest schemes of the actuarial assumptions and results of the most recent formal valuations for funding purposes. The actuarial assumptions and results differ from those used for accounting purposes.

	BHP Billiton Superannuation Fund (a)	Pension Plan for Hourly Employees of BHP Copper Inc	BHP USA Retirement Income Plan

Country	Australia	US	US
Date of valuation	30 June 2003	1 January 2003	1 January 2003
Investment return	7.0%	8.0%	8.0%
Salary growth	3.5%	n/a	4.5%
Pension increases	n/a	n/a	3%
Asset valuation method	Market	5-year smoothing	5-year smoothing
Market value of fund (US$ million)	886	134	88
Actuarial value of fund (US$ million)	886	160	106
Funding level	98%	92%	97%

(a)	US$678 million of the market value and actuarial value of the fund is attributable to the defined contribution section of the fund which is fully funded.

Post-retirement medical benefits

The BHP Billiton Group provides medical benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post-retirement benefit charge, net of employees’ and retirees’ contributions paid, in respect of these benefits was US$19 million (2003: US$26 million; 2002: US$16 million) excluding an exchange loss of US$20 million (2003: US$22 million loss; 2002: US$14 million gain).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

The charge has been calculated in accordance with UK applicable accounting standards. Where there is a surplus or deficit between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:

	South Africa %	US %	Canada %	Suriname %

Ultimate healthcare inflation rate	7.0	5.5	5.0	3.5
Discount rate	9.75	6.25	6.0	5.5

FRS 17 ‘Retirement Benefits’

Whilst the SSAP 24 disclosure and measurement principles have been applied in accounting for pensions and post-retirement medical benefits in these financial statements, additional disclosures are provided under FRS 17 ‘Retirement Benefits’. The eventual aim of FRS 17 is to move from a long-term approach under SSAP 24 to a market-based approach in valuing the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding. This will impact both the amount and disclosure of the retirement benefits charge in the profit and loss account (for the operating costs and financing costs) and the statement of total recognised gains and losses (STRGL). The net retirement benefit and a liability will be recognised in full on the balance sheet with a consequential impact on shareholders’ funds.

Currently, FRS 17 only has to be applied to disclosures.

The BHP Billiton Group does not apply the provisions of FRS 17 for the purposes of measuring pension charge and pension balances in these financial statements. In the absence of the transition to IFRS, FRS 17 would be first effective in such a manner for the 30 June 2006 financial year.

Pension schemes — FRS 17 disclosures

The BHP Billiton Group operates a number of defined benefit schemes in Australia, Canada, the US, Europe, South Africa and South America. Full actuarial valuations are prepared by local actuaries for all funds as at a date close to 30 June 2004 and rolled forward to 30 June 2004. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier valuations. The major assumptions used by the actuaries are as follows:

	Australia & NZ %	Canada %	US %	Europe %	South Africa %	South America %

Year ended 30 June 2004
Salary increases	4 to 5	3.5 to 4.5	4.5	3 to 5	7 to 8	3.5 to 6.08
Pension increases	n/a	0	0 to 3	2 to 3	3.5 to 5.8	2 to 4
Discount rate	5.5 to 5.8	6 to 6.5	6.25 to 6.5	5.3 to 5.75	8 to 8.6	5.5 to 10.24
Inflation	2.5	2.5	3	2 to 3	6	2.5 to 4

Year ended 30 June 2003
Salary increases	4 to 4.5	3.5 to 4.5	4.5	3 to 4.5	7 to 8	3.5 to 5.57
Pension increases	n/a	0	0 to 3	2 to 2.5	3.5 to 5.25	1.5 to 3.5
Discount rate	4.75 to 5	6 to 6.5	6	5	7.5 to 8.7	5.5 to 9.71
Inflation	3	2.5 to 3	3	2 to 2.5	6	2.5 to 3.5

Year ended 30 June 2002
Salary increases	3 to 4.5	3.5 to 4.5	3.5 to 4.5	3 to 4.75	7.75 to 9	2 to 5.57
Pension increases	0	0	0 to 3	2.5 to 5	3.75 to 5.5	2 to 3.5
Discount rate	4.75 to 6	6.5 to 7	6.5 to 7	5.5 to 6	8.75 to 9.25	6 to 9.71
Inflation	2 to 3	2 to 3	2 to 3	2.5 to 2.75	7	2.0 to 3.5

The fair market value of the assets and the surplus/(deficit) of the defined benefit schemes were:

	Australia & NZ US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M

Year ended 30 June 2004
Bonds	90	59	74	77	29	59	388
Equities	153	35	218	94	95	1	596
Property	22	—	—	—	11	—	33
Cash and net current assets	1	5	6	13	6	1	32
Insured annuities	—	8	—	19	87	—	114
Other	—	—	—	6	2	1	9

Total assets	266	107	298	209	230	62	1 172
Actuarial liabilities	(303)	(96)	(449)	(280)	(211)	(54)	(1 393)
Unrecognised surplus	—	(22)	—	—	(34)	(10)	(66)

Deficit	(37)	(11)	(151)	(71)	(15)	(2)	(287)
Related deferred tax asset	11	3	16	15	4	—	49

Net pension liability	(26)	(8)	(135)	(56)	(11)	(2)	(238)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

	Australia & NZ US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M

Year ended 30 June 2003
Bonds	68	60	58	64	23	46	319
Equities	147	28	187	64	69	1	496
Property	19	—	—	—	—	—	19
Cash and net current assets	—	13	5	23	17	—	58
Insured annuities	—	—	—	20	—	—	20

Total assets	234	101	250	171	109	47	912
Actuarial liabilities	(286)	(96)	(439)	(247)	(83)	(40)	(1 191)
Unrecognised surplus	—	(19)	—	—	(28)	(10)	(57)

Deficit	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Related deferred tax asset	16	4	17	12	—	—	49

Net pension liability	(36)	(10)	(172)	(64)	(2)	(3)	(287)

Year ended 30 June 2002
Bonds	163	52	29	51	19	41	355
Equities	307	27	256	63	59	2	714
Property	64	—	—	—	—	—	64
Cash and net current assets	17	13	3	16	12	1	62
Insured annuities	—	—	—	16	—	—	16

Total assets	551	92	288	146	90	44	1 211
Actuarial liabilities	(634)	(81)	(400)	(179)	(62)	(31)	(1 387)
Unrecognised surplus	—	(21)	—	—	(29)	—	(50)

Surplus/(deficit)	(83)	(10)	(112)	(33)	(1)	13	(226)
Related deferred tax (liability)/asset	13	4	10	3	—	(4)	26

Net pension asset/(liability)	(70)	(6)	(102)	(30)	(1)	9	(200)

The expected rates of return on these asset categories were:

	Australia & NZ %	Canada %	US %	Europe %	South Africa %	South America %

Year ended 30 June 2004
Bonds	6	5.2 to 6	5 to 7	4.5 to 5.25	8 to 10.5	6 to 10.24
Equities	8	8 to 8.3	8.4 to 9	8 to 8.3	12	9 to 10.24
Property	7	n/a	n/a	n/a	12	n/a
Cash and net current assets	5	2.7 to 4	3.5 to 4	3.7 to 5.7	6 to 9	6 to 10.24
Insured annuities	n/a	3.75	n/a	5.7	9.1 to 10.5	n/a
Other	n/a	n/a	n/a	4.75 to 5.7	7.8 to 12	9

Total assets	7.5 to 7.53	3.75 to 7.23	6 to 8.5	5.51 to 7.52	10.3 to 11.01	6 to 10.24

Year ended 30 June 2003
Bonds	5 to 6	5.5 to 6.5	7	4.3 to 4.6	7.5 to 9.04	6 to 9.71
Equities	8 to 9	7.25 to 9	9	7.25 to 8.25	12	9.71
Property	7 to 8	n/a	n/a	n/a	n/a	n/a
Cash and net current assets	5	1 to 3.75	3.5	3.75 to 4.25	7 to 7.75	9.71
Insured annuities	n/a	n/a	n/a	5	n/a	n/a

Total assets	7.5	3.75 to 7.5	8.5	4.8 to 7.2	9.9 to 10.55	6 to 9.71

Year ended 30 June 2002
Bonds	5 to 6.5	6 to 6.5	7	5 to 5.75	8.75 to 9.25	6 to 9.71
Equities	7 to 9	7.5 to 9.5	8.7	7.5 to 8	13 to 13.5	9.71
Property	6 to 8	n/a	n/a	n/a	n/a	n/a
Cash and net current assets	7.27	1 to 4	7	3 to 4	6.5 to 10	9.71
Insured annuities	n/a	n/a	n/a	6	n/a	n/a

Total assets	6 to 8	4 to 6.9	8.5	4.5 to 7.2	10.45 to 11.75	6 to 9.71

Analysis of the operating costs:

	Australia & NZ US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M

Year ended 30 June 2004
Current service cost	26	3	12	11	4	1	57
Past service cost	—	—	2	—	—	13	15
Previously unrecognised surplus deducted from past service costs	—	—	—	—	—	(10)	(10)

Total operating charge	26	3	14	11	4	4	62

Year ended 30 June 2003
Current service cost	19	2	10	9	3	—	43
Curtailment losses/(gains)	(21)	2	—	—	—	—	(19)
Previously unrecognised surplus deducted from curtailment losses	—	(2)	—	—	—	—	(2)

Total operating charge	(2)	2	10	9	3	—	22

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Analysis of the financing credits/(costs):

	Australia & NZ US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M

Year ended 30 June 2004
Expected return on pension scheme assets	19	5	22	11	18	3	78
Interest on pension scheme liabilities	(14)	(6)	(27)	(13)	(14)	(2)	(76)

Net return/(cost)	5	(1)	(5)	(2)	4	1	2

Year ended 30 June 2003
Expected return on pension scheme assets	19	4	24	10	8	2	67
Interest on pension scheme liabilities	(13)	(5)	(27)	(11)	(6)	(2)	(64)

Net return/(cost)	6	(1)	(3)	(1)	2	—	3

Analysis of gains and losses that would be recognised in STRGL:
	Australia & NZ US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M

Year ended 30 June 2004
Actual return less expected return on pension scheme assets	21	5	24	(4)	9	14	69
Experience gains/(losses) arising on the scheme liabilities	(22)	—	—	(6)	4	(1)	(25)
Changes in assumptions underlying the present value of scheme liabilities	18	1	23	12	(27)	—	27
Loss pursuant to unrecognised surpluses	—	(3)	—	—	—	(10)	(13)

Total actuarial gain/(loss) recognised in STRGL	17	3	47	2	(14)	3	58

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	7.9%	4.7%	8.1%	(1.9)%	3.9%	22.6%	5.9%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(7.3)%	0%	0%	(2.1)%	1.9%	(1.9)%	(1.8)%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	5.6%	3.1%	10.5%	0.7%	(6.6)%	5.6%	4.2%

Year ended 30 June 2003
Actual return less expected return on pension scheme assets	(24)	(1)	(24)	(11)	(11)	10	(61)
Experience gains/(losses) arising on the scheme liabilities	17	(2)	6	(7)	(1)	(9)	4
Changes in assumptions underlying the present value of scheme liabilities	(16)	(4)	(47)	(26)	1	(3)	(95)
Other gains/(losses)	—	2	—	—	—	(13)	(11)
Loss pursuant to legislative change with regard to South African surpluses	—	—	—	—	9	—	9

Total actuarial loss recognised in STRGL	(23)	(5)	(65)	(44)	(2)	(15)	(154)

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	(10.3)%	(1.0)%	(9.6)%	(6.4)%	(10.1)%	21.3%	(6.7)%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.9%	(2.1)%	1.4%	(2.8)%	(1.2)%	(22.5)%	0.3%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(8.0)%	(5.2)%	(14.8)%	(17.8)%	(2.4)%	(37.5)%	(12.9)%

Year ended 30 June 2002
Actual return less expected return on pension scheme assets	(82)	(3)	(78)	(18)	(1)	31	(151)
Experience gains/(losses) arising on the scheme liabilities	33	—	—	8	(7)	(18)	16
Changes in assumptions underlying the present value of scheme liabilities	—	—	(23)	(15)	(2)	—	(40)
Other gains/(losses)	—	(1)	6	—	—	—	5
Loss pursuant to legislative change with regard to South African surpluses	—	—	—	—	(29)	—	(29)

Total actuarial gain/(loss) recognised in STRGL	(49)	(4)	(95)	(25)	(39)	13	(199)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Difference between expected and actual outcomes:
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

In the year ended 30 June 2002, the Pension Funds Second Amendment Act, 2001, was passed in South Africa. Under this Act, surpluses in pension funds must be used in a manner specified under Regulations to the Act, to improve current and former members’ benefits prior to the employer obtaining any benefit from the surpluses. Consequently, it is considered unlikely that any BHP Billiton Group company will obtain any benefit from the surpluses in the South African schemes. Therefore the reduction in the recognised surpluses in South Africa is recognised as an actuarial loss in the STRGL.

Analysis of the movement in surplus/(deficit):

	Australia & NZ US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M

Year ended 30 June 2004
Deficit in schemes at 30 June 2003	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	(2)	(2)	(9)	—	—	—	(13)
Current service cost	(26)	(3)	(12)	(11)	(4)	(1)	(57)
Contributions	23	7	19	22	4	—	75
Past service cost	—	—	(2)	—	—	(3)	(5)
Other finance income/(costs)	5	(1)	(5)	(2)	4	1	2
Actuarial gains/(losses)	17	3	47	2	(14)	3	58
Exchange gains/(losses)	(2)	(1)	—	(6)	(3)	1	(11)

Deficit in schemes at 30 June 2004	(37)	(11)	(151)	(71)	(15)	(2)	(287)

Year ended 30 June 2003
Surplus/(deficit) in schemes at 30 June 2002	(83)	(10)	(112)	(33)	(1)	13	(226)
Movement during the year:
Adjustment to surplus/(deficit) at 1 July 2002 in respect of companies no longer consolidated	38	2	—	—	—	—	40
Current service cost	(19)	(2)	(10)	(9)	(3)	—	(43)
Contributions	16	4	1	15	2	—	38
Other finance income/(costs)	6	(1)	(3)	(1)	2	—	3
Actuarial losses	(23)	(5)	(65)	(44)	(2)	(15)	(154)
Curtailment gains	21	—	—	—	—	—	21
Exchange losses	(8)	(2)	—	(4)	—	(1)	(15)

Deficit in schemes at 30 June 2003	(52)	(14)	(189)	(76)	(2)	(3)	(336)

Post-retirement medical benefits – FRS 17 disclosures

The BHP Billiton Group also operates a number of post-retirement medical benefit arrangements in South Africa, the US, Canada and Suriname. Full actuarial valuations were carried out as at 30 June 2004, many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries are as follows:

	South Africa %	US %	Canada %	Suriname %	UK %

Year ended 30 June 2004
Ultimate healthcare inflation rate	7.25	5	5	3.5	5.7
Discount rate	10	6.25	6	5.5	2.5
Year ended 30 June 2003
Ultimate healthcare inflation rate	7	5.5	5	3.5	n/a
Discount rate	9.75	6.25	6	5.5	n/a
Year ended 30 June 2002
Ultimate healthcare inflation rate	9	5	3	5	4.5
Discount rate	11.75	7	6.5	5.5 to 6.5	6

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

The actuarial liabilities of the post-retirement medical schemes were:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M

Year ended 30 June 2004
Present value of scheme liabilities	(161)	(124)	(25)	(10)	(1)	(321)
Past service credit	(27)	—	—		—	(27)

Deficit	(188)	(124)	(25)	(10)	(1)	(348)
Related deferred tax asset	56	5	—	3	—	64

Net post-retirement medical liability	(132)	(119)	(25)	(7)	(1)	(284)

Year ended 30 June 2003
Present value of scheme liabilities	(133)	(137)	(26)	(19)	—	(315)
Past service credit	(20)	—	—	—	—	(20)

Deficit	(153)	(137)	(26)	(19)	—	(335)
Related deferred tax asset	34	22	—	6	—	62

Net post-retirement medical liability	(119)	(115)	(26)	(13)	—	(273)

Year ended 30 June 2002
Present value of scheme liabilities	(54)	(127)	(18)	(19)	(1)	(219)
Past service credit	(18)	—	—	—	—	(18)

Deficit	(72)	(127)	(18)	(19)	(1)	(237)
Related deferred tax asset	16	19	—	6	—	41

Net post-retirement medical liability	(56)	(108)	(18)	(13)	(1)	(196)

Analysis of the operating costs/(credits):
	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M

Year ended 30 June 2004
Current service cost	3	3	—	—	—	6
Past service cost	16	1	—	—	—	17

Total operating charge	19	4	—	—	—	23

Year ended 30 June 2003
Current service cost	2	4	—	—	—	6
Past service cost	1	7	—	—	—	8

Total operating charge	3	11	—	—	—	14

Analysis of the financing credits/(costs):
	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M

Year ended 30 June 2004
Interest on post-retirement medical liabilities	(14)	(8)	(1)	(1)	—	(24)

Net cost	(14)	(8)	(1)	(1)	—	(24)

Year ended 30 June 2003
Interest on post-retirement medical liabilities	(11)	(8)	(1)	(1)	—	(21)

Net cost	(11)	(8)	(1)	(1)	—	(21)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Analysis of gains and losses that would be recognised in STRGL:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M

Year ended 30 June 2004
Experience gains arising on scheme liabilities	23	10	—	—	—	33
Changes in assumptions underlying the present value of scheme liabilities	(1)	3	—	—	—	2

Actuarial gain recognised in STRGL	22	13	—	—	—	35

Difference between expected and actual outcomes:
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	14.3%	8.1%	0%	0%	0%	10.3%
Total gain recognised in STRGL as a percentage of the present value of scheme liabilities	13.7%	10.5%	0%	0%	0%	10.9%

Year ended 30 June 2003
Experience gains/(losses) arising on scheme liabilities	(27)	15	1	—	—	(11)
Changes in assumptions underlying the present value of scheme liabilities	(9)	(16)	(7)	—	—	(32)

Actuarial loss recognised in STRGL	(36)	(1)	(6)	—	—	(43)

Difference between expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(20.3)%	10.9%	3.8%	0%	0%	(3.5)%
Total loss recognised in STRGL as a percentage of the present value of scheme liabilities	(27.1)%	(0.7)%	(23.1)%	0%	0%	(13.7)%

Year ended 30 June 2002
Experience gains/(losses) arising on scheme liabilities	8	(6)	—	—	—	2
Changes in assumptions underlying the present value of scheme liabilities	(10)	—	—	(1)	—	(11)

Actuarial loss recognised in STRGL	(2)	(6)	—	(1)	—	(9)

Difference between expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	14.8%	(4.7)%	0%	0%	0%	0.9%
Total loss recognised in STRGL as a percentage of the present value of scheme liabilities	(3.7)%	(4.7)%	0%	(5.3)%	0%	(4.1)%

Analysis of the movement in surplus/(deficit):

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M

Year ended 30 June 2004
Deficit in schemes at 30 June 2003	(153)	(137)	(26)	(19)	—	(335)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	—	2	—	9	(1)	10
Current service cost	(3)	(3)	—	—	—	(6)
Contributions	6	10	2	1	—	19
Past service costs	(16)	(1)	—	—	—	(17)
Other finance costs	(14)	(8)	(1)	(1)	—	(24)
Actuarial gains	22	13	—	—	—	35
Exchange losses	(30)	—	—	—	—	(30)

Deficit in schemes at 30 June 2004	(188)	(124)	(25)	(10)	(1)	(348)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M

Year ended 30 June 2003
Deficit in schemes at 30 June 2002	(72)	(127)	(18)	(19)	(1)	(237)
Movement during the year:
Adjustment at 1 July 2002 in respect of changes in joint venture arrangements and other plan changes	—	—	—	—	1	1
Current service cost	(2)	(4)	—	—	—	(6)
Contributions	5	10	2	1	—	18
Past service costs	(1)	(7)	—	—	—	(8)
Other finance costs	(11)	(8)	(1)	(1)	—	(21)
Actuarial losses	(36)	(1)	(6)	—	—	(43)
Exchange losses	(36)	—	(3)	—	—	(39)

Deficit in schemes at 30 June 2003	(153)	(137)	(26)	(19)	—	(335)

Joint ventures and associates – FRS 17 disclosures

If the measurement principles of FRS 17 had been applied to the pension schemes and post-retirement medical benefit schemes of the Group’s joint ventures and associates at 30 June 2004, a deficit of approximately US$49 million (2003: US$50 million) would have been recognised in the Group balance sheet and actuarial gains of approximately US$12 million (2003: actuarial losses of US$35 million) would have been taken to the Group STRGL.

28 Analysis of movements in net debt

	At 1 July 2003 US$M	Acquisitions & disposals US$M	Cash flow US$M	Other non-cash movements US$M	Exchange movements US$M	At 30 June 2004 US$M

Cash at bank and in hand	587	(5)	88	—	4	674
Overdrafts	(21)	—	(99)	—	(13)	(133)

	566	(5)	(11)	—	(9)	541

Redeemable preference shares	(450)	—	—	—	—	(450)
Finance lease obligations	(53)	—	9	(31)	(1)	(76)
Other debt due within one year	(1 011)	—	733	(637)	(77)	(992)
Other debt due after one year	(5 789)	—	228	637	(12)	(4 936)

	(7 303)	—	970	(31)	(90)	(6 454)

Liquid resources (a)	965	—	178	—	1	1 144

Net debt	(5 772)	(5)	1 137	(31)	(98)	(4 769)

The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	587	(5)	88	—	4	674
Money market deposits (a)	965	—	178	—	1	1 144

	1 552	(5)	266	—	5	1 818

(a)	Liquid resources represents money market deposits with financial institutions that have a maturity of up to three months.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments

BHP Billiton Group financial risk strategy

The BHP Billiton Group manages its exposure to key financial risks, including interest rates, currency movements and commodity prices, in accordance with the Group’s Portfolio Risk Management strategy. The objective of the strategy is to support the delivery of the BHP Billiton Group’s financial targets while protecting its future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a ‘self insurance’ model, by taking advantage of the natural diversification provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

There are two components to the Portfolio Risk Management strategy:

Risk mitigation – where risk is managed at the portfolio level within an approved Cash Flow at Risk (‘CFaR’) framework to support the achievement of the BHP Billiton Group’s broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Group’s cash flows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent).

Where CFaR is within the Board-approved limits, hedging activities of operational currency exposures are not undertaken. However, the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Legacy hedge positions that existed prior to the adoption of the Portfolio Risk Management strategy have been allowed to runoff. There could also be circumstances, for example, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Group’s strategic objectives. In such circumstances, the BHP Billiton Group may execute hedge transactions or utilise other techniques to return risk to within approved parameters.

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

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee (FRMC) under authority delegated by the Office of the Chief Executive.

The FRMC receives reports on, amongst other matters: financing requirements both for existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various financial risk exposures of the BHP Billiton Group. On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks could be mitigated by insurance the FRMC decides whether such insurance is appropriate and cost-effective. FRMC decisions can be implemented directly by Group management or can be delegated from time to time to be implemented by the management of the Customer Sector Groups.

BHP Billiton Group risk exposures and responses

The main financial risks relating to interest rates and foreign currency are summarised in the tables below. The individual risks along with the responses of the BHP Billiton Group are also set out below.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

Interest rate risk

The BHP Billiton Group is exposed to interest rate risk on its outstanding borrowings and investments. Interest rate risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

When required under this strategy, the BHP Billiton Group uses interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. All interest swaps have been designated as hedging instruments.

The interest rate risk tables present interest rate risk and effective weighted average interest rates for classes of financial assets and liabilities.

The combined interest rate and foreign currency risk tables also present interest rate risk as well as weighted average fixed interest rates and weighted average maturities. These tables present the information for each principal currency in which financial assets and liabilities are denominated.

Interest rate risk

2004	Note	Weighted average interest rate (a)	Floating interest rate US$M	Fixed interest maturing in:				Non-interest bearing US$M	Total US$M
				1 year or less US$M	1 to 2 years US$M	2 to 5 years US$M	More than 5 years US$M

Financial assets
Cash	28	1.1%	1 747	71	—	—	—	—	1 818
Debtors		8.6%	—	—	17	15	8	3 081	3 121
Other financial assets	15,18	9.0%	380	4	—	—	6	138	528

			2 127	75	17	15	14	3 219	5 467

Financial liabilities
Creditors		—	—	—	—	—	—	2 715	2 715
Bank overdrafts (unsecured)	19	1.9%	133	—	—	—	—	—	133
Bank loans	19,20	7.4%	238	64	—	5	—	—	307
Commercial paper	19	—	—	—	—	—	—	—	—
Notes and debentures	19,20	3.8%	2 394	176	316	—	1 073	—	3 959
Non-recourse finance	19,20	2.5%	825	23	—	58	—	—	906
Secured debt (limited recourse)	19,20	6.1%	193	28	32	98	135	—	486
Redeemable preference shares	20	5.2%	150	—	300	—	—	—	450
Lease liabilities	19,20	11.6%	34	2	—	10	30	—	76
Other borrowings	19,20	6.1%	119	7	7	23	80	34	270
Employee benefits (b)	21	5.9%	72	—	—	—	—	550	622

			4 158	300	655	194	1 318	3 299	9 924

Interest rate swaps (c)			(2 263)	—	281	1 132	850

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

2003	Note	Weighted average interest rate (a)	Floating interest rate US$M	Fixed interest maturing in:				Non-interest bearing US$M	Total US$M
				1 year or less US$M	1 to 2 years US$M	2 to 5 years US$M	More than 5 years US$M

Financial assets
Cash	28	1.0%	1 522	30	—	—	—	—	1 552
Debtors		4.8%	83	—	—	24	10	2 445	2 562
Other financial assets	15,18	8.6%	398	—	8	—	7	171	584

			2 003	30	8	24	17	2 616	4 698

Financial liabilities
Creditors		—	—	—	—	—	—	2 264	2 264
Bank overdrafts (unsecured)	19	1.9%	21	—	—	—	—	—	21
Bank loans	19,20	8.2%	613	40	45	—	—	—	698
Commercial paper	19	1.2%	138	—	—	—	—	—	138
Notes and debentures	19,20	4.5%	1 705	150	176	1 191	1 073	—	4 295
Non-recourse finance	19,20	2.8%	803	—	—	103	—	—	906
Secured debt (limited recourse)	19,20	6.3%	191	22	26	100	167	—	506
Redeemable preference shares	20	5.3%	150	—	—	300	—	—	450
Lease liabilities	19,20	6.7%	37	2	—	10	4	—	53
Other borrowings	19,20	6.0%	109	11	7	21	78	31	257
Employee benefits (b)	21	5.0%	70	—	—	—	—	477	547

			3 837	225	254	1 725	1 322	2 772	10 135

Interest rate swaps (c)			(1 522)	—	—	281	1 241

(a)	Weighted average interest rates take into account the effect of interest rate and cross currency swaps.
(b)	Employee benefits to be settled in cash.
(c)	The interest rate swaps result in fixed rate debt of US$2 263 million (2003: US$1 522 million) being shown as floating rate debt.

Combined interest rate and foreign currency risk

2004	Floating rate (a) US$M	Fixed rate US$M	Non-interest bearing US$M	Total US$M	Weighted average interest rate (%) Fixed rate	Weighted Average period for which rate is fixed Years	Weighted average period to maturity for non-interest bearing liabilities Years

Financial assets
US dollars	1 503	62	2 035	3 600	4.24	2	2
South African rand	185	10	258	453	3.22	1	1
Australian dollars	115	29	358	502	5.36	2	3
Canadian dollars	32	—	10	42	—	—	1
Other	292	20	558	870	1.08	1	2

	2 127	121	3 219	5 467	3.90	2	2

Financial liabilities
US dollars	3 897	2 278	1 242	7 417	7.20	8	1
South African rand	84	158	452	694	10.56	9	1
Australian dollars	136	14	1 193	1 343	8.73	5	2
Canadian dollars	—	—	90	90	—	—	1
Other	41	17	322	380	6.73	9	1

	4 158	2 467	3 299	9 924	7.42	8	1

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

2003	Floating rate (a) US$M	Fixed rate US$M	Non-interest bearing US$M	Total US$M	Weighted Average interest rate (%) Fixed rate	Weighted Average period for which rate is fixed Years	Weighted average period to maturity for non-interest bearing liabilities Years

Financial assets
US Dollars	1 578	27	1 569	3 174	4.87	3	2
South African rand	193	5	236	434	2.66	2	1
Australian dollars	14	23	524	561	7.39	3	2
Canadian dollars	144	2	19	165	1.08	1	1
Other	74	22	268	364	3.13	2	2

	2 003	79	2 616	4 698	5.00	3	2

Financial liabilities
US Dollars	3 278	3 349	1 023	7 650	6.56	7	1
South African rand	456	146	387	989	12.39	5	1
Australian dollars	95	16	1 075	1 186	7.88	6	1
Canadian dollars	—	—	34	34	—	—	1
Other	8	15	253	276	7.43	9	1

	3 837	3 526	2 772	10 135	6.81	7	1

(a)	The floating rate financial liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.

Details of interest rate swaps and cross currency swaps used to hedge interest rate and foreign currency risks are as follows:

	Weighted average exchange rate		Weighted average interest rate payable		Weighted average interest rate receivable		Interest rate swap amount (a)		Cross currency swap amount (a)

	2004	2003	2004%	2003%	2004%	2003%	2004 US$M	2003 US$M	2004 US$M	2003 US$M

Interest rate swaps US dollar swaps
Pay floating (b)/receive fixed
Later than five years	n/a	n/a	1.80	—	4.80	—	850	850	n/a	n/a
Cross currency swaps Australian dollar to US dollar swaps
Pay floating (b)/receive floating (b)
Not later than one year	0.5217	—	1.61	—	5.68	—	—	—	130	—
Later than one year but not later than two years	—	0.5217	—	1.99	—	5.34	—	—	—	130
Pay floating (b)/receive fixed
Later than one year but not later than two years	0.5620	—	2.09	—	7.50	—	281	—	281	—
Later than two years but not later than five years	0.5217	0.5620	1.96	2.55	6.25	7.50	391	281	391	281
Later than five years	—	0.5217	—	2.30	—	6.25	—	391	—	391

Euro to US dollar swaps
Pay floating (b)/receive fixed
Later than two years but not later than five years	0.9881	—	1.43	—	3.88	—	741	—	741	—
Pay fixed/receive fixed
Later than two years but not later than five years	—	0.9881	—	3.88	—	4.38	n/a	n/a	—	741

							2 263	1 522	1 543	1 543

(a)	Amount represents US$ equivalent of principal payable under the swap contract.
(b)	Floating interest rate in future periods will be based on LIBOR for US dollar swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

Currency risk

The US dollar is the functional currency of most operations within the BHP Billiton Group and so most currency exposure relates to transactions and balances in currencies other than the US dollar. The BHP Billiton Group has potential currency exposures in respect of items denominated in currencies other than the functional currency of an operation comprising:

•	transactional exposure in respect of non-functional currency expenditure;

•	translational exposure in respect of investments in overseas operations; and

•	translational exposure in respect of non-functional currency monetary items.

The potential currenecy exposures are discussed below.

Transactional exposure in respect of non-functional currency expenditure

Operating expenditure and capital expenditure is incurred by some operations in currencies other than their functional currency. To a lesser extent, sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. When required under this strategy, foreign exchange hedging contracts are entered into in foreign exchange markets. Operating and capital costs are hedged using forward exchange and currency option contracts.

Legacy positions previously taken out prior to the BHP Billiton merger to hedge US dollar sales revenue earned by operations within the BHP Billiton Limited Group whose functional currency was not US dollars were redesignated at the time of the merger as hedges of Australian dollar operating costs. These hedges expired during the 2004 financial year.

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

Notes to Financial Statements continued

29 Financial instruments continued

Foreign exchange contracts

	Weighted average exchange rate		Contract amounts

	2004	2003	2004 US$M	2003 US$M

Relating to capital expenditure hedging
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	0.7069	0.5276	361	212
Later than one year but not later than two years	0.6928	0.5186	334	13
Later than two years but not later than three years	0.6803	—	68	—
Later than three years but not later than four years	0.6715	—	1	—

Total	0.6983	0.5271	764	225

Relating to operating hedging
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	0.7101	0.6240	7	732

Total	0.7101	0.6240	7	732

Forward contracts – sell Australian dollars/buy US dollars
Not later than one year	0.6882	—	58	—

Total	0.6882	—	58	—

Forward contracts – sell Euros/buy US dollars
Not later than one year	0.8313	0.9061	136	175
Later than one year but not later than two years	0.8383	0.8532	57	12
Later than two years but not later than three years	—	0.8584	—	6

Total	0.8334	0.9015	193	193

Forward contracts – sell US dollars/buy Euros
Not later than one year	0.9309	1.0333	3	45
Later than one year but not later than two years	0.9439	0.9309	2	3
Later than two years but not later than three years	0.9357	0.9439	22	3
Later than three years but not later than four years	—	0.9357	—	22

Total	0.9358	0.9933	27	73

Forward contracts – sell US dollars/buy UK pounds sterling
Not later than one year	—	0.6222	—	185

Total	—	0.6222	—	185

Forward contracts – sell UK pounds sterling/buy US dollars
Not later than one year	0.5571	0.6232	161	46
Later than one year but not later than two years	0.5726	0.6483	17	8

Total	0.5586	0.6267	178	54

Forward contracts – sell US dollars/buy South African rand
Not later than one year	7.3677	7.7743	23	58
Later than one year but not later than two years	7.7686	—	12	—
Later than two years but not later than three years	8.1950	—	1	—

Total	7.5137	7.7743	36	58

Forward contracts – sell South African rand/buy US dollars
Not later than one year	6.9940	—	45	—

Total	6.9940	—	45	—

	Weighted average A$/US$ exchange rate		Weighted average A$/US$ exchange rate		Contract amounts

	2004 A$ Call options	2004 A$ Put options	2003 A$ Call options	2003 A$ Put options	2004 US$M	2003 US$M

Foreign exchange options – sell US dollars/buy Australian dollars
Not later than one year	—	—	—	0.6600	—	17

Total	—	—	—	0.6600	—	17

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

Translational exposure in respect of investments in overseas operations

The functional currency of most BHP Billiton Group operations is US dollars. There are certain operations that have Australian dollars and UK pounds sterling as a functional currency. Foreign currency gains or losses arising on translation of the net assets of these operations are shown as a movement in reserves and in the statement of recognised gains and losses.

Borrowings previously taken out in these currencies, or other borrowings swapped into these currencies, provided a natural hedge of the net foreign currency assets. These borrowings have since been swapped into US dollars.

In addition, where market conditions make it beneficial, the Group will borrow in currencies, which would create translational exposure and will swap the liability into the appropriate currency.

Translational exposure in respect of non-functional currency monetary items

Monetary items denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for restoration and rehabilitation which are capitalised in tangible fixed assets. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

The combined interest rate and foreign currency risk table shows the foreign currency risk in relation to financial assets and liabilities. However, this table includes financial assets and liabilities in US dollars and other currencies that represent the functional currency of the operations. In addition, the financial assets and liabilities primarily relate to contractual rights and obligations, and so exclude significant monetary items such as provisions for deferred taxation and employee benefits.

The table below shows the foreign currency risk based on all monetary assets and liabilities in currencies other than the functional currency of the BHP Billiton operations. The amounts shown are after taking into account the effect of any forward foreign currency contracts entered into to manage these risks and excluding provisions for restoration and rehabilitation.

	Net foreign currency monetary assets/(liabilities)

2004	US$ US$M	A$ US$M	C$ US$M	SA rand US$M	Other US$M	Total US$M

Functional currency of Group operation
US dollars	—	(1 240)	(477)	(932)	(198)	(2 847)
Australian dollars	29	—	—	—	—	29
Canadian dollars	43	—	—	—	—	43
UK pounds sterling	(23)	—	—	—	—	(23)
Other	—	—	—	—	—	—

	49	(1 240)	(477)	(932)	(198)	(2 798)

	Net foreign currency monetary assets/(liabilities)

2003	US$ US$M	A$ US$M	C$ US$M	SA rand US$M	Other US$M	Total US$M

Functional currency of Group operation
US dollars	—	(1 399)	(203)	(1 089)	(261)	(2 952)
Australian dollars	21	—	—	—	—	21
Canadian dollars	30	—	—	—	—	30
UK pounds sterling	(23)	(1)	—	—	—	(24)
Other	—	—	—	6	—	6

	28	(1 400)	(203)	(1 083)	(261)	(2 919)

The South African rand monetary liabilities include borrowings raised in a variety of currencies, including US dollars and Euros, which, as a result of South African exchange control regulations, were subsequently swapped through forward exchange contracts into South African rand.

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to provisions for deferred taxation and employee benefits.

Liquidity risk

The US$1.25 billion 364-day revolving credit component of the US$2.5 billion syndicated multi-currency revolving credit facility that was due for expiry in September 2003 was extended for a further period of 364 days to September 2004. The US$1.25 billion term component of the US$2.5 billion syndicated multi-currency revolving credit facility expires in September 2006.

In November 2003, Standard & Poor’s upgraded the BHP Billiton Group’s long-term credit rating to A+ from A (the short-term credit rating is A-1). In May 2004, Moody’s Investor Services changed the outlook of the Group’s A2 long-term credit rating to positive from stable (the short-term credit rating is P-1).

The BHP Billiton Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements.

The BHP Billiton Group’s policy on counterparty credit exposures ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

The BHP Billiton Group’s liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the BHP Billiton Group only use derivatives in highly liquid markets.

The maturity profile of the Group’s financial liabilities is as follows:

2004	Bank loans, debentures and other loans US$M	Obligations under finance leases US$M	Subsidiary preference shares US$M	Other liabilities US$M	Total US$M

Due for payment
In one year or less or on demand	1 125	9	—	2 943	4 077
In more than one year but not more than two years	908	2	300	114	1 324
In more than two years but not more than five years	1 539	10	150	—	1 699
In more than five years	2 489	55	—	280	2 824

	6 061	76	450	3 337	9 924

2003	Bank loans, debentures and other loans US$M	Obligations under finance leases US$M	Subsidiary preference shares US$M	Other Liabilities US$M	Total US$M

Due for payment
In one year or less or on demand	1 032	4	—	2 463	3 499
In more than one year but not more than two years	663	49	—	118	830
In more than two years but not more than five years	2 142	—	450	—	2 592
In more than five years	2 984	—	—	230	3 214

	6 821	53	450	2 811	10 135

	2004 US$M	2003 US$M

Loans falling due after more than five years are repayable as follows:
By instalments	453	529
Not by instalments	2 036	2 455

	2 489	2 984

At 30 June 2004 borrowings of US$157 million (2003: US$66 million) and US$502 million (2003: US$601 million) due within and after more than one year respectively were secured by assets of the BHP Billiton Group.

The maturity profile of the BHP Billiton Group’s undrawn committed facilities is as follows:

	2004 US$M	2003 US$M

Expiring in one year or less	1 250	1 250
Expiring in more than one year (a)	1 250	2 112

	2 500	3 362

(a)	This represents Tranche B of the Group’s US$2.5 billion syndicated multi-currency revolving credit facility which is used to support the commercial paper programs of the Group. The commercial paper programs were undrawn at 30 June 2004 (2003: US$138 million).

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

Notes to Financial Statements continued

29 Financial instruments continued

	Volume		Units	Average price of fixed contract		Term to maturity (months)	Notional amount of fixed contract (a)
	2004	2003		2004	2003		2004	2003
				US$	US$		US$M	US$M

Aluminium
Forwards – buy fixed/sell floating (b)	507	792	000 tonnes	1 578	1 397	0–12	800	1 106
	52	112	000 tonnes	1 494	1 435	13–24	78	161
	23	50	000 tonnes	1 425	1 420	25–48	33	71
	—	1	000 tonnes	—	1 420	49–72	—	1
Forwards – sell fixed/buy floating (b)	622	826	000 tonnes	1 597	1 393	0–12	993	1 151
	32	127	000 tonnes	1 449	1 421	13–24	46	180
	14	35	000 tonnes	1 428	1 416	25–48	20	50
	—	1	000 tonnes	—	1 393	49–72	—	1

Copper
Forwards – buy fixed/sell floating (b)	91	37	000 tonnes	2 560	1 675	0–12	233	62
	26	—	000 tonnes	2 249	—	13-24	58	—
	5	—	000 tonnes	2 070	—	25-48	10	—
Forwards – sell fixed/buy floating (b)	96	52	000 tonnes	2 538	1 661	0–12	244	87
	19	—	000 tonnes	2 228	—	13-24	42	—
	5	—	000 tonnes	2 018	—	25-48	10	—

Zinc
Forwards – buy fixed/sell floating (b)	23	10	000 tonnes	1 086	794	0–12	25	8
	12	—	000 tonnes	1 110	—	13-24	13	—
	4	—	000 tonnes	1 060	—	25-48	4	—
Forwards – sell fixed/buy floating (b)	18	17	000 tonnes	1 075	804	0–12	19	14
	12	—	000 tonnes	1 066	—	13-24	13	—
	4	—	000 tonnes	1 083	—	25-48	4	—

Lead
Forwards – buy fixed/sell floating (b)	28	25	000 tonnes	843	466	0–12	24	11
Forwards – sell fixed/buy floating (b)	19	65	000 tonnes	715	470	0–12	14	31
	—	8	000 tonnes	—	488	13–24	—	4

Silver
Forwards – buy fixed/sell floating (b)	5 075	1 650	000 ounces	5.90	4.73	0–12	30	8
Forwards – sell fixed/buy floating (b)	600	7 475	000 ounces	5.86	4.70	0–12	4	35

Petroleum
Forwards – buy fixed/sell floating (b)	5 819	8 668	000 barrels	31.19	25.45	0–12	182	221
	797	–	000 barrels	29.80	—	13-24	24	—
	500	—	000 barrels	26.08	—	25-48	13	—
Forwards – sell fixed/buy floating (b)	5 631	8 690	000 barrels	33.09	25.49	0–12	186	221
	1 222	—	000 barrels	30.13	—	13-24	37	—
	527	—	000 barrels	26.43	—	25-48	14	—

Energy Coal
Forwards – buy fixed/sell floating (b)	20 070	20 451	000 tonnes	49.92	34.49	0–12	1 002	705
	4 740	5 820	000 tonnes	55.50	36.32	13–24	263	211
	600	870	000 tonnes	62.19	35.88	25–48	37	31
Forwards – sell fixed/buy floating (b)	20 765	23 515	000 tonnes	50.24	34.39	0–12	1 043	809
	5 385	7 035	000 tonnes	53.70	34.81	13–24	289	245
	1 020	735	000 tonnes	54.67	31.99	25–48	56	24
Purchased calls	—	105	000 tonnes	—	33.71	0–12	—	4
Sold puts	—	270	000 tonnes	—	32.11	0–12	—	9
Sold calls	—	645	000 tonnes	—	33.83	0–12	—	22

Gas
Forwards (buy)	272 483	501 789	000 therms	0.42	0.34	0-12	114	171
	27 500	9 200	000 therms	0.33	0.29	13-24	9	3
	—	18 300	000 therms	—	0.28	25-48	—	5
Forwards (sell)	271 136	532 962	000 therms	0.42	0.34	0-12	114	181
	27 500	36 700	000 therms	0.34	0.29	13-24	9	11

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

	Volume		Units	Average price of fixed contract		Term to maturity (months)	Notional amount of fixed contract (a)

	2004	2003		2004 US$	2003 US$		2004 US$M	2003 US$M

Electricity
Forwards (buy)	29 157	10 641	000 MwH	37.66	30.79	0–12	1 098	328
	6 105	4 706	000 MwH	39.71	33.31	13–24	242	157
	450	2 086	000 MwH	44.04	32.10	25–48	20	67
Forwards (sell)	29 293	12 413	000 MwH	37.91	30.65	0–12	1 111	380
	6 100	4 902	000 MwH	40.45	31.84	13–24	247	156
	472	687	000 MwH	45.79	36.11	25–48	22	25
Freight Transport and Logistics
Forwards – buy fixed/sell floating (b)	2 635	3 550	days	18 347	12 256	0–12	48	44
	733	1 104	days	23 462	10 417	13–24	17	12
	184	—	days	11 250	—	25–48	2	—
Forwards – sell fixed/buy floating (b)	2 769	3 499	days	20 627	11 791	0–12	56	41
	733	920	days	26 380	10 680	13–24	19	10
Sold puts	184	—	days	9 400	—	0–12	2	—
Forwards – buy fixed/sell floating (b)	2 025	5 874	000 tonnes	10.95	8.77	0–12	22	52
	—	1 275	000 tonnes	—	6.63	13–24	—	8
Forwards – sell fixed/buy floating (b)	1 950	4 974	000 tonnes	11.83	8.82	0–12	23	44
	—	1 200	000 tonnes	—	6.84	13–24	—	8

(a)	The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.
(b)	Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.

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

Notes to Financial Statements continued

29 Financial instruments continued

Hedging of financial risks

Changes in the fair value of instruments used as hedges are not recognised in profit and loss until the hedged position matures. Cumulative unrecognised gains and losses on the instruments used for hedging foreign currency transaction exposures and commodity price risks and the movements therein are as follows:

	Gains 2004 US$M	Losses 2004 US$M	Net gains/ (losses) 2004 US$M	Gains 2003 US$M	Losses 2003 US$M	Net gains/ (losses) 2003 US$M

Opening balance unrecognised gains/(losses)	104	(17)	87	—	(175)	(175)
(Gains)/losses arising in previous years recognised in the year	(94)	16	(78)	—	139	139

Gains/(losses) arising in prior years and not recognised	10	(1)	9	—	(36)	(36)
Gains/(losses) arising in the year and not recognised	7	(93)	(86)	104	19	123

Closing balance unrecognised gains/(losses) (a)	17	(94)	(77)	104	(17)	87

of which:
Gains/(losses) expected to be recognised within one year	7	(65)	(58)	94	(16)	78
Gains/(losses) expected to be recognised after one year	10	(29)	(19)	10	(1)	9

	17	(94)	(77)	104	(17)	87

(a)	Full recognition will not appear in the profit and loss account as US$26 million loss (2003: US$56 million gain) will be capitalised into fixed assets.

Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and the movements therein are as follows:

	Forward currency swaps 2004 US$M	CCIRS interest component 2004 US$M	Interest rate swaps 2004 US$M	Finance lease swap (a) 2004 US$M	Forward currency swaps 2003 US$M	CCIRS interest component 2003 US$M	Interest rate swaps 2003 US$M	Finance lease swap (a) 2003 US$M

Opening balance unrecognised gains	11	36	41	2	31	26	10	2
(Gains)/losses arising in previous years recognised in the year	(7)	—	—	(1)	(13)	(20)	—	1

Gains arising in prior years and not recognised	4	36	41	1	18	6	10	3
Gains/(losses) arising in the year and not recognised	(4)	(14)	(101)	—	(7)	30	31	(1)

Closing balance unrecognised gains/(losses)	—	22	(60)	1	11	36	41	2

of which:
Gains/(losses) expected to be recognised within one year	—	(42)	(30)	—	7	—	—	1
Gains/(losses) expected to be recognised after one year	—	64	(30)	1	4	36	41	1

	—	22	(60)	1	11	36	41	2

(a)	Included within the book value of short-term and long-term liabilities are finance leases which have been swapped from a fixed interest rate to a floating interest rate and from a ten-year term to a five-year term. The book value of these lease swaps is US$24 million (2003: US$15 million). The effect of the swap is to match the initial lease obligation by receiving payments over a ten-year period at a fixed rate and making payments on a floating rate over five years. For the purpose of the disclosures, the book value of the finance leases is shown as it would be excluding the effect of the finance lease swap. The fair value disclosures relate only to the swapped components and reflect the fact that the swap receivable is subject to a fixed rate.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

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

The fair value of the BHP Billiton Group’s financial instruments is as follows:

	Book value 2004 US$M	Fair value 2004 US$M	Book value 2003 US$M	Fair value 2003 US$M

Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Short-term borrowings	(1 134)	(1 134)	(1 036)	(1 036)
Long-term borrowings	(5 876)	(6 113)	(6 617)	(7 171)
Cross currency contracts
Principal	399	399	314	314
Interest rate	43	65	30	77
Other liabilities to be settled in cash	(3 410)	(3 410)	(2 867)	(2 867)
Finance lease swap	24	25	15	17
Interest rate swaps	30	(30)	7	48
Cash and money market deposits	1 818	1 818	1 552	1 552
Loans to joint ventures and associates	238	238	293	293
Current asset investments	167	167	143	143
Fixed asset investments	123	202	148	153
Investment in exploration companies (refer note 15)	—	19	—	11
Other assets to be settled in cash	3 121	3 121	2 562	2 562
Forward foreign currency contracts	—	—	19	19
Derivative financial instruments held to hedge the BHP Billiton Group’s exposure on expected future sales and capital and operating purchases
Forward commodity contracts	—	(47)	—	(8)
Forward foreign currency contracts	—	(30)	—	95

	(4 457)	(4 710)	(5 437)	(5 798)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges.

30 Related parties

BHP Billiton Group companies have trading relationships with a number of joint ventures and associates of the BHP Billiton Group. In some cases there are contractual arrangements in place under which the BHP Billiton Group companies source supplies from such undertakings, or such undertakings source supplies from the BHP Billiton Group companies. In the year ended 30 June 2004, sales made by BHP Billiton Group entities to such joint ventures and associates amounted to US$12 million (2003: US$32 million).

Amounts owing between the BHP Billiton Group and joint ventures and associates are disclosed in note 15.

It is Group policy that all transactions with joint ventures and associates are conducted in the normal course of business and under normal commercial terms and conditions.

The details of executive Directors’ remuneration and interests in long-term incentive plans, including the number of Shares and Options awarded during the year ended 30 June 2004, are included in note 35.

Transactions with Director-related entities

A number of Directors or former Directors of BHP Billiton hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Wesfarmers (Group) Limited, is considered to be a Director-related entity of M A Chaney. This company provided products and services totalling US$18.7 million (2003:US$5.0 million) to the Group in the financial year, in accordance with normal commercial terms and conditions. At 30 June 2004 the Group owed US$0.5 million.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

30 Related parties continued

Other Director transactions with BHP Billiton Group entities

Other transactions include:

•	minor purchases of products and stores; and

•	insurance with BHP Billiton Group insurance companies.

All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.

Following the termination of his employment on 1 July 2002, Mr Anderson entered into a consultancy arrangement with the BHP Billiton Group under which he agreed to act as a consultant to the Group for two years commencing at the time he ceased to be a Director. Mr Anderson received a total fee in 2004 of US$71 334 (2003: US$104 739) under this arrangement.

31 Specified executives

The information in this section relates to those executives (other than executive Directors and numbering at least five) who have the greatest authority for managing the BHP Billiton Group (“specified executives”) during the current year.

Remuneration

The details of remuneration of specified executives are included in note 35.

Share and Option plans

The following tables set out details of the specified executives’ interests in long-term incentive plans including the number of shares and options awarded in the financial year ended 30 June 2004. Details on the long-term incentive plans of Robert Kirkby relate to the period from 16 March 2004, the date he became a specified executive. No options held by specified executives are vested but not exercisable, except where stated.

Employee Share Plan 1999

	BHP Billiton Limited Ordinary Shares under option					Exercise price(a)	First exercise date	Expiry date

Name	At 1 July 2003	Granted	Exercised	Lapsed	At 30 June 2004

P S Aiken (b)	516 275	—	516 275	—	—	A$6.92	23 April 2002	22 April 2009
J C Fast (c)	413 020	—	413 020	—	—	A$8.61	23 April 2002	22 April 2009

Total	929 295	—	929 295	—	—

(a)	Represents the exercise price payable on options.
(b)	The market price on the date of exercise (2 September 2003) was approximately A$11.23. The aggregate gain was A$2 225 268.
(c)	The market price on the date of exercise (6 April 2004) was approximately A$12.53. The aggregate gain was A$1 619 140.

Group Incentive Scheme 2003 Deferred Shares

	Ordinary Shares under award						Vesting date

Name	At 1 July 2003	Granted(a)		Vested	Lapsed(b)	At 30 June 2004

P S Aiken(c)	—	69 815		—	—	69 815	August 2005
J C Fast(c)	—	54 782		—	—	54 782	August 2005
R W Kirkby(c)	—	58 031	(d)	—	—	58 031	August 2005
Dr M J Kloppers(e)	—	55 378		—	—	55 378	August 2005
C J Lynch(c)	—	61 010		—	—	61 010	August 2005
D J Munro(e)	—	49 307		—	49 307	—	August 2005

Total	—	348 323		—	49 307	299 016

(a)	The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (21 November 2003) was A$10.76 and £4.32 respectively. The fair market value per Deferred Share was estimated at A$10.03 and £3.98 respectively.
(b)	Shares lapsed on D J Munro’s resignation, in accordance with the rules of the GIS.
(c)	Granted BHP Billiton Limited awards.
(d)	Shares granted represent the balance of awards held by R W Kirkby at 16 March 2004, the date he became a specified executive.
(e)	Granted BHP Billiton Plc awards.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

31 Specified executive continued

Group Incentive Scheme 2003 Performance Shares

	Ordinary Shares under award						Vesting date
Name	At 1 July 2003	Granted(a)		Vested	Lapsed(b)	At 30 June 2004

P S Aiken(c)	—	69 815		—	—	69 815	August 2006
J C Fast(c)	—	54 782		—	—	54 782	August 2006
R W Kirkby(c)	—	58 031	(d)	—	—	58 031	August 2006
Dr M J Kloppers(e)	—	55 378		—	—	55 378	August 2006
C J Lynch(c)	—	61 010		—	—	61 010	August 2006
D J Munro(e)	—	49 307		—	49 307	—	August 2006

Total	—	348 323		—	49 307	299 016

(a)	The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (21 November 2003) was A$10.76 and £4.32 respectively. The fair market value per Performance Share was estimated at A$4.58 and £1.84 respectively.
(b)	Shares lapsed on D J Munro’s resignation, in accordance with the rules of the GIS.
(c)	Granted BHP Billiton Limited awards.
(d)	Shares granted represent the balance of awards held by R W Kirkby at 16 March 2004, the date he became a specified executive.
(e)	Granted BHP Billiton Plc awards.

Group Incentive Scheme 2002 Performance Shares

	Ordinary Shares under award						Vesting date
Name	At 1 July 2003		Granted	Vested	Lapsed(a)	At 30 June 2004

P S Aiken	158 118		—	—	—	158 118	August 2005
J C Fast	115 921		—	—	—	115 921	August 2005
R W Kirkby	110 391	(b)	—	—	—	110 391	August 2005
Dr M J Kloppers	119 485		—	—	—	119 485	August 2005
C J Lynch	117 117		—	—	—	117 117	August 2005
D J Munro	147 263		—	—	147 263	—	August 2005

Total	768 295		—	—	147 263	621 032

(a)	Shares lapsed on D J Munro’s resignation, in accordance with the rules of the GIS.
(b)	Shares at 1 July 2003 of 110 391 represent the balance of awards held by R W Kirkby at 16 March 2004, the date he became a specified executive.

Performance Share Plan 2001

	BHP Billiton Limited Ordinary Shares under award						Vesting date
Name	At 1 July 2003		Granted	Vested	Lapsed	At 30 June 2004

P S Aiken	131 856		—	—	—	131 856	1 October 2004
J C Fast	107 093		—	—	—	107 093	1 October 2004
R W Kirkby	82 330	(a)	—	—	—	82 330	1 October 2004
C J Lynch	109 559		—	—	—	109 559	1 October 2004

Total	430 838		—	—	—	430 838

(a)	Shares at 1 July 2003 of 82 330 represent the balance of awards held by R W Kirkby at 16 March 2004, the date he became a specified executive.

Restricted Share Scheme (RSS) 2001

	BHP Billiton Plc Ordinary Shares under award					Vesting date
Name	At 1 July 2003	Granted	Vested	Lapsed(a)	At 30 June 2004

Dr M J Kloppers	84 182	—	—	—	84 182	1 October 2004
D J Munro	179 645	—	—	179 645	—	1 October 2004

Total	263 827	—	—	179 645	84 182

(a)	Shares lapsed on D J Munro’s resignation, in accordance with the rules of the RSS.

Performance Share Plan 2000

	BHP Billiton Limited Ordinary Shares under award						Vesting date
Name	At 1 July 2003	Granted	Vested(a)		Lapsed	At 30 June 2004

P S Aiken	122 621	—	122 621	(b)	—	—	1 July 2003
J C Fast	96 854	—	96 854	(c)	—	—	1 July 2003
C J Lynch	61 987	—	61 987	(d)	—	—	1 July 2003
	43 592	—	—		—	43 592	1 July 2004

Total	325 054	—	281 462		—	43 592

(a)	75 per cent of the shares vested in 1 July 2003, following the end of the performance period, and the BHP Billiton Limited market price was A$8.56. The remaining 25 per cent vested on 1 September 2003 and the BHP Billiton Limited market price was A$11.00.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

31 Specified executives continued

(b)	The market price on the dates of exercise (3 September 2003 and 26 September 2003) were A$11.07 and A$10.53 respectively. The aggregate gain was A$1 340 861.
(c)	The market price on the dates of exercise (3 September 2003 and 22 September 2003) were A$11.07 and A$10.67 respectively. The aggregate gain was A$1 062 232.
(d)	The market price on the date of exercise (1 October 2003) was A$10.24. The aggregate gain was A$634 747.

Performance Share Plan (Medium Term Incentive) 2001

BHP Billiton Limited Ordinary Shares under award

Name	At 1 July 2003(a)		Granted	Vested	Lapsed(b)	At 30 June 2004	Vesting date

J C Fast	40 671		—	—	4 516	36 155	1 October 2005
R W Kirkby	22 597	(c)	—	—	—	22 597	1 October 2005

Total	63 268		—	—	4 516	58 752

(a)	Includes 10 042 and 6 277 committed rights invested by J C Fast and R W Kirkby respectively.
(b)	The first performance period ceased on 30 September 2003. Based on the performance measured at the end of the first performance period, 60 per cent out of a maximum of 80 per cent matching shares were capable of vesting. The remaining 20 per cent lapsed. Correspondingly, the maximum that can vest at the end of the second performance period has also been reduced. J C Fast and R W Kirkby did not elect to leave the MTI at the end of the first performance period and will remain in the plan until October 2005.
(c)	Shares at 1 July 2003 of 22 597 represent the balance of awards held by R W Kirkby at 16 March 2004, the date he became a specified executive.

Co-Investment Plan (CIP) 2001

BHP Billiton Plc Ordinary Shares under award

Name	At 1 July 2003(a)	Granted	Vested	Lapsed(b)	At 30 June 2004	Vesting date

Dr M J Kloppers	107 206	—	—	11 911	95 295	1 October 2005

(a)	Includes 26 471 committed shares invested by M J Kloppers.
(b)	The first performance period ceased on 30 September 2003. Based on the performance measured at the end of the first performance period, 60 per cent out of a maximum of 80 per cent matching shares were capable of vesting. The remaining 20 per cent lapsed. Correspondingly, the maximum that can vest at the end of the second performance period has also been reduced. M J Kloppers did not elect to leave the CIP at the end of the first performance period and will remain in the plan until October 2005.

Bonus Equity Share Plan 2001

BHP Billiton Limited Ordinary Shares under award

Name	At 1 July 2003	Granted	Vested	Lapsed	At 30 June 2004	Release date

P S Aiken	77 404	—	—	—	77 404	November 2004
C J Lynch	18 692	—	—	—	18 692	November 2004

Total	96 096	—	—	—	96 096

Partly Paid Shares

R W Kirkby	BHP Billiton Limited Ordinary Shares under award					Unpaid amount (b)	First exercise date	Expiry date

	At 16 March 2004(a)	Granted	Exercised	Lapsed	At 30 June 2004

ESS 1997	74 964	—	—	—	74 964	A$6.83	n/a	1 October 2017
ESS 1996	107 090	—	—	—	107 090	A$6.94	n/a	2 October 2016
ESS 1995	72 279	—	—	—	72 279	A$8.17	n/a	4 October 2015
ESS 1994	108 255	—	—	—	108 255	A$8.43	n/a	4 October 2014

Total	362 588	—	—	—	362 588

(a)	Includes accrued bonus shares to be issued upon conversion of partly paid shares. Shares at 16 March 2004 represent the balance of awards held by R W Kirkby on the date he became a specified executive.
(b)	Represents the final call payable upon conversion of partly paid shares held at 30 June 2004, adjusted for bonus issues.

No options have been granted since the end of the financial year.

Further information on options and rights, including grant dates and exercise dates regarding options granted to executives under the employee share ownership plan, is set out in note 23.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

32 Contingent liabilities

	2004 US$M	2003 US$M

Contingent liabilities at balance date, not otherwise provided for in these accounts, are categorised as arising from:
Joint ventures (unsecured)
Other (a)	93	128

	93	128

Subsidiary undertakings (unsecured, including guarantees)
Group guarantees of borrowings of joint ventures	—	398
Bank guarantees (b)	—	—
Performance guarantees (b)	1	70
Letter of credit	—	2
Other (a)	144	177

	145	647

Total contingent liabilities	238	775

(a)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these accounts. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above. Details of the principal legal claims are set out in note 21.
(b)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

33 BHP Billiton Plc (unconsolidated parent company)

BHP Billiton Plc (the parent company) is exempt from presenting its own profit and loss account in accordance with section 230 of the Companies Act 1985. BHP Billiton Plc is required to present its unconsolidated balance sheet and certain notes to the balance sheet on a stand-alone basis as at 30 June 2004 and 2003 as follows:

BHP Billiton Plc (unconsolidated parent company) balance sheet

	BHP Billiton Plc
	2004 US$M	2003 (Restated) US$M

Fixed assets
Investments
Subsidiaries (a)	3 131	3 030

	3 131	3 030

Current assets
Debtors – amounts due within one year (b)	382	318
Cash including money market deposits	1	1

	383	319
Creditors – amounts falling due within one year (c)	(1 142)	(950)

Net current liabilities	(759)	(631)

Total assets less current liabilities	2 372	2 399
Provisions for liabilities and charges (d)	(12)	(21)

Net assets	2 360	2 378

Capital and reserves
Called up share capital – BHP Billiton Plc (refer note 22)	1 234	1 234
Share premium account (e)	518	518
Profit and loss account (e)	608	626

Equity shareholders’ funds (f)	2 360	2 378

Notes to the BHP Billiton Plc (unconsolidated parent company) balance sheet

(a)	During the year the Company contributed additional capital of US$101 million to its sole subsidiary. At 30 June 2004 the Company held an investment of US$3 131 million (2003: US$3 030 million) in BHP Billiton Group Ltd.
(b)	Debtors – amounts due within one year

	BHP Billiton Plc
	2004 US$M	2003 US$M

Amounts owed by Group undertakings	381	300
Other debtors	1	4
Tax recoverable	—	14

	382	318

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

33 BHP Billiton Plc (unconsolidated parent company) continued

(c)	Creditors – amounts falling due within one year

	BHP Billiton Plc
	2004 US$M	2003 US$M

Bank overdraft	224	100
Amounts owed to Group undertakings	681	656
Accruals and deferred income	3	9
Dividends payable	234	185

	1 142	950

The audit fee payable in respect of the audit of the BHP Billiton Plc company financial statements was a nominal amount (refer note 7 for fees for the Group as a whole). This has been included within amounts owed to Group undertakings.

(d)	Provisions for liabilities and charges

	BHP Billiton Plc
	2004 US$M	2003 (Restated) US$M

Employee entitlements	11	18
Restructuring	—	2
Post-retirement medical benefits	1	1

	12	21

The movement in employee entitlements of US$7 million represents US$4 million credited to the profit and loss account for bonuses and pension costs, and US$3 million in payments made during the year.

(e)	Reserves

	BHP Billiton Plc		BHP Billiton Plc

	Share premium account 2004 US$M	Profit & loss account 2004 US$M	Share premium account 2003 US$M	Profit & loss account 2003 (Restated) US$M

At beginning of the financial year	518	626	592	758
Retained loss for the financial year	—	(49)	—	(149)
Employee share awards	—	31	—	17
Bonus shares issued	—	—	(74)	—

At end of the financial year	518	608	518	626

Profit and loss account and shareholders’ funds have been restated for the impact of the change in accounting policy regarding employee share awards (refer Accounting Policies).

Upon the demerger of the BHP Steel business in July 2002 bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders as a matching action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).

(f)	Reconciliation of movements in shareholders’ funds

	BHP Billiton Plc
	2004 US$M	2003 (Restated) US$M

Profit for the financial year	591	209

Total recognised gains for the financial year	591	209
Dividends	(640)	(358)
Accrued employee entitlement to share awards	33	17
Purchase of shares by ESOP trusts	(2)	—

Net movement in shareholders’ funds	(18)	(132)
Shareholders’ funds at beginning of the financial year	2 378	2 510

Shareholders’ funds at end of the financial year	2 360	2 378

Parent company guarantees

BHP Billiton Plc has guaranteed certain financing facilities available to subsidiaries. At 30 June 2004 such facilities totalled US$936 million (2003: US$1 016 million) of which US$741 million (2003: US$816 million) was drawn.

Under the terms of a deed poll guarantee, BHP Billiton Plc has also guaranteed certain current and future liabilities of BHP Billiton Limited. At 30 June 2004, the guaranteed liabilities amounted to US$3 405 million (2003: US$3 737 million).

BHP Billiton Plc and BHP Billiton Limited have severally, fully and unconditionally guaranteed the payment of the principal of, premium, if any, and interest on the notes, including certain additional amounts which may be payable in respect of the notes issued by BHP Billiton Finance (USA) Ltd on 17 April 2003. BHP Billiton Plc and BHP Billiton Limited have guaranteed the payment of such amount when such amounts become due and payable, whether on an interest payment date, at the stated maturity of the notes, by declaration or acceleration, call for redemption or otherwise. At 30 June 2004, the guaranteed liabilities amounted to US$850 million (2003:US$850 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures

The financial statements of the BHP Billiton Group are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). The financial statements, analyses and reconciliations presented in this note represent the financial information which would be required if US GAAP had been applied instead of UK GAAP.

Reconciliation to US GAAP

The following is a summary of the estimated adjustments to net income for the years ended 30 June 2004, 2003 and 2002 that would be required if US GAAP had been applied instead of UK GAAP. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

		2004 US$M	2003 US$M	2002 US$M

Reconciliation of net income
Attributable profit as reported under UK GAAP		3 379	1 901	1 690
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustment on acquisition of BHP Billiton Plc Group – depreciation, amortisation, impairments and other asset movements	(A)	(702)	(181)	(454)
Employee compensation costs	(B)	53	31	26
Write-down of assets	(C)	—	8	—
Depreciation – write-downs	(C)	(6)	(2)	(18)
Depreciation – revaluations	(D)	5	5	5
Depreciation – reserves	(E)	(9)	(3)	(15)
Fair value accounting for derivatives	(F)	(281)	(23)	279
Synthetic debt	(G)	(11)	(20)	18
Realised net exchange gains on sale of assets/closure of operations	(H)	—	—	84
Exploration, evaluation and development expenditure	(I)	(64)	9	(60)
Start-up costs	(J)	(12)	3	(2)
Pension plans	(K)	(4)	(24)	(12)
Other post-retirement benefits	(L)	(6)	5	8
Mozal expansion rights	(M)	33	6	22
Employee Share Plan loans	(N)	(3)	(8)	(16)
Goodwill	(O)	(1)	2	—
Profit on asset sales	(P)	1	2	2
BHP Steel demerger	(Q)	—	17	(333)
Restructuring and employee provisions	(R)	—	(11)	(55)
Taxation effect of above adjustments	(S)	194	118	66
Other taxation adjustments	(T)	150	(254)	14

Total adjustment		(663)	(320)	(441)

Net income of BHP Billiton Group under US GAAP		2 716	1 581	1 249

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The following is a summarised income statement prepared in accordance with US GAAP. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

	2004 US$M	2003 US$M	2002 US$M

Consolidated income statement
Sales revenue	22 887	15 608	13 552
deduct
Cost of sales	16 465	10 925	9 726
Depreciation and amortisation	1 860	1 778	1 853
Loss on termination of operations (a)	534	—	101
Goodwill impairment	491	—	—
General and administrative expenses	48	125	174

Operating income	3 489	2 780	1 698
add
Other income	385	223	321
Interest income	78	65	142
deduct
Interest expense	274	302	465
Net foreign exchange loss/(gain)	538	505	(539)

Income before tax, minority interests and equity in net earnings of affiliated companies	3 140	2 261	2 235
deduct
Taxation expense	505	774	878
add
Share of profits of affiliated companies	178	125	195
deduct
Minority interests	97	36	39

Net income from Continuing Operations	2 716	1 576	1 513

Discontinued Operations
Income from Discontinued Operations	—	—	74
deduct/(add)
Taxation expense/(benefit) from Discontinued Operations	—	—	(3)
add/(deduct)
Net profit/(loss) on disposal of operations	—	5	(333)
deduct
Minority interest in Discontinued Operations	—	—	8

Net income/(loss) from Discontinued Operations	—	5	(264)

Net income	2 716	1 581	1 249

(a)	Refer note 2. Under UKGAAP, material items that result from events or transactions that fall within ordinary activities and need to be disclosed by virtue of their size or incidence are disclosed as exceptional items. Under US GAAP there is no concept of exceptional items.

	2004 US$	2003 US$	2002 US$

Earnings per share – US GAAP (a)
Basic – Continuing Operations (b)	0.44	0.25	0.25
Diluted – Continuing Operations (c)	0.43	0.25	0.25
Basic – Discontinued Operations (b)	—	—	(0.04)
Diluted – Discontinued Operations (c)	—	—	(0.04)
Basic – net income (b)	0.44	0.25	0.21
Diluted – net income (c)	0.43	0.25	0.21

(a)	For the periods indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.
(b)	Based on the weighted average number of ordinary shares on issue for the period. (Refer note 12).
(c)	Based on the weighted average number of ordinary shares on issue for the period, adjusted to reflect the impact of the conversion of all dilutive potential ordinary shares to ordinary shares. (Refer note 12).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The following reconciliation of comprehensive income reports changes in shareholders’ equity excluding those resulting from investments by shareholders and distributions to shareholders.

		2004 US$M	2003 US$M	2002 US$M

Reconciliation of comprehensive income
Total changes in equity other than those resulting from transactions with owners under UK GAAP		3 427	1 968	1 715
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
Total adjustment to net income per above reconciliation		(663)	(320)	(441)
Reclassification adjustment for net exchange gains		—	—	(84)
Net transfer to earnings on maturity of cash flow hedging instruments		50	221	148
Minimum pension liability	(K)	81	(195)	—
Change in fair value of listed investments	(U)	9	1	5

Comprehensive income under US GAAP		2 904	1 675	1 343

Tax benefit/(expense) of other comprehensive income items for the year:
Movements in exchange fluctuation account		—	(2)	1
Net transfer to earnings on maturity of cash flow hedging instruments		(22)	(95)	(63)
Minimum pension liability		(11)	33	—

Accumulated other comprehensive income comprises:
Exchange fluctuation account		410	362	387
Qualifying cash flow hedging instruments		—	(50)	(271)
Minimum pension liability		(114)	(195)	—
Other items		15	6	5

Total accumulated other comprehensive income		311	123	121

The following is a summary of the estimated adjustments to shareholders’ equity as at 30 June 2004 and 30 June 2003 that would be required if US GAAP had been applied instead of UK GAAP. Certain items in the comparative period have been reclassified to conform to current period disclosures.

		2004 US$M	2003 US$M

Reconciliation of shareholders’ equity
Shareholders’ equity under UK GAAP		14 038	12 091
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group
Investments	(A)	962	1 000
Property, plant and equipment and undeveloped properties	(A)	2 505	2 627
Long-term contracts	(A)	36	37
Goodwill	(A)	2 633	3 171
Long-term debt	(A)	5	8
Write-down of assets	(C)	47	53
Property, plant and equipment revaluations	(D)	(53)	(58)
Reserves	(E)	(27)	(18)
Fair value accounting for derivatives	(F)	(43)	166
Synthetic debt	(G)	—	11
Exploration, evaluation and development expenditures	(I)	(181)	(117)
Start-up costs	(J)	(64)	(52)
Pension plans	(K)	(273)	(361)
Other post-retirement benefits	(L)	(16)	(10)
Mozal expansion rights debtor	(M)	—	(33)
Employee Share Plan loans	(N)	(64)	(71)
Goodwill	(O)	1	2
Profit on asset sales	(P)	(17)	(18)
Change in fair value of listed investments	(U)	20	11
Dividends	(V)	592	—
Taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(A)	(1 319)	(1 461)
Taxation effect of all other above adjustments	(S)	110	94
Other taxation adjustments	(T)	(90)	(240)

Total adjustment		4 764	4 741

Shareholders’ equity under US GAAP		18 802	16 832

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The following are the variations in the balance sheet as at 30 June 2004 and 30 June 2003 that would be required if US GAAP had been applied instead of UK GAAP.

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

	Unadjusted 30 June 2004 US$M	Adjustments 30 June 2004 US$M	US GAAP 30 June 2004 US$M	Unadjusted 30 June 2003 US$M	Adjustments 30 June 2003 US$M	US GAAP 30 June 2003 US$M

Balance Sheet
Assets
Current assets
Cash	1 818	—	1 818	1 552	—	1 552
Restricted cash	—	238	238	—	275	275
Receivables	2 748	(1)	2 747	2 095	(8)	2 087
Other financial assets	167	—	167	143	70	213
Inventories	1 715	—	1 715	1 328	—	1 328
Other assets	176	—	176	135	—	135

Total current assets	6 624	237	6 861	5 253	337	5 590

Non-current assets
Receivables	748	(300)	448	895	(369)	526
Investments accounted for using the equity method	1 369	955	2 324	1 403	1 000	2 403
Other financial assets	123	20	143	150	117	267
Inventories	45	—	45	51	—	51
Property, plant and equipment	20 971	2 326	23 297	19 275	2 423	21 698
Intangible assets	—	54	54	—	56	56
Goodwill	8	2 640	2 648	7	3 179	3 186
Deferred tax assets	602	11	613	447	19	466
Other assets	371	(129)	242	882	(124)	758

Total non-current assets	24 237	5 577	29 814	23 110	6 301	29 411

Total assets	30 861	5 814	36 675	28 363	6 638	35 001

Liabilities and shareholders’ equity
Current liabilities
Payables	2 756	77	2 833	2 267	—	2 267
Interest bearing liabilities	1 134	—	1 134	898	—	898
Tax liabilities	297	(12)	285	322	22	344
Other provisions	1 402	2	1 404	1 100	1	1 101

Total current liabilities	5 589	67	5 656	4 587	23	4 610

Non-current liabilities
Payables	177	63	240	195	—	195
Interest bearing liabilities	5 453	(1)	5 452	6 426	(12)	6 414
Tax liabilities	1 218	1 323	2 541	1 434	1 609	3 043
Other provisions	4 044	(413)	3 631	3 312	266	3 578

Total non-current liabilities	10 892	972	11 864	11 367	1 863	13 230

Total liabilities	16 481	1 039	17 520	15 954	1 886	17 840

Equity minority interests	342	11	353	318	11	329

Shareholders’ equity
Paid in capital	3 603	5 164	8 767	3 537	5 153	8 690
Other equity items	410	(1)	409	362	(180)	182
Retained profits	10 051	(399)	9 652	8 218	(232)	7 986
Interest in shares of BHP Billiton	(26)	—	(26)	(26)	—	(26)

Total shareholders’ equity	14 038	4 764	18 802	12 091	4 741	16 832

Total liabilities and shareholders’ equity	30 861	5 814	36 675	28 363	6 638	35 001

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The BHP Billiton Group Consolidated Statement of Cash Flows has been prepared in accordance with UK accounting standard FRS 1 ‘Cash Flow Statements’, the objectives and principles of which are similar to those set out in US accounting standard SFAS 95 ‘Statement of Cash Flows’. The principal differences between the standards relate to the classification of items within the cash flow statement as well as the definition of cash and cash equivalents.

The statement below shows the adjustments to be made to the UK GAAP Consolidated Statement of Cash Flows to reclassify it to comply with US GAAP for the years ended 30 June 2004, 2003 and 2002.

	2004 US$M	2003 US$M	2002 US$M

Reconciliation of Cash Flows
Net cash inflow/outflow from operating activities in accordance with UK GAAP	6 701	4 799	4 619
Reclassified to financing activities	(9)	(1)	(33)
Dividends received	238	212	187
Returns on investments and servicing of finance	(292)	(375)	(375)
Tax paid	(1 337)	(1 002)	(515)
Exploration and other capital expenditure	(641)	(399)	(512)

Net cash provided by operating activities in accordance with US GAAP	4 660	3 234	3 371

Capital expenditures	(2 245)	(2 421)	(2 159)
Acquisitions and disposals	179	405	(38)
Net sale of investments	54	465	50

Net cash used in investing activities in accordance with US GAAP	(2 012)	(1 551)	(2 147)

Proceeds from issuance of ordinary shares (a)	51	146	107
Decrease in interest bearing liabilities	(862)	(911)	(324)
Equity dividend paid	(1 576)	(868)	(831)
Other	—	1	33

Net cash provided by financing activities in accordance with US GAAP	(2 387)	(1 632)	(1 015)

Exchange translation effects	5	2	5

Net increase in cash and cash equivalents in accordance with US GAAP	266	53	214
Cash and cash equivalents at beginning of the financial year	1 552	1 499	1 285

Cash and cash equivalents at end of the financial year	1 818	1 552	1 499

At year end cash and cash equivalents is made up of:
Cash at bank and in hand	674	587	1 199
Money market deposits (b)	1 144	965	300

Cash and cash equivalents at end of the financial year (c)	1 818	1 552	1 499

(a)	Net of shares repurchased of US$ nil (2003: US$20 million; 2002: US$19 million).
(b)	Money market deposits with financial institutions have a maturity up to, but not more than, three months.
(c)	At 30 June 2004 and 2003, all cash and cash equivalents relate to Continuing Operations. At 30 June 2002, cash and cash equivalents is comprised of cash from Continuing Operations of US$1 413 million and cash from Discontinued Operations of US$86 million.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

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

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

Foreign exchange gains and losses

Under UK GAAP, foreign exchange gains and losses arising from the restatement of non-US dollar tax balances are included as part of income tax expense. In addition, foreign exchange gains and losses arising from the restatement of non-US dollar interest bearing liabilities are included in net interest expense and other foreign exchange gains and losses form part of other operating costs. Under US GAAP, all net foreign exchange gains and losses are shown in aggregate as a separate line item in the consolidated income statement. In 2004, the net exchange loss includes losses of US$76 million (2003: loss of US$255 million; 2002: gain of US$43 million) on tax balances and US$104 million (2003: loss of US$115 million; 2002: gain of US$146 million) on interest bearing liabilities.

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

US GAAP adjustments

(A) Acquisition of BHP Billiton Plc

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in ‘Dual Listed Companies Structure and Basis of Preparation of Financial Statements’. In accounting for this transaction, the most significant difference between UK GAAP and US GAAP is that, under UK GAAP, the DLC merger has been accounted for as a merger (pooling of interests) in accordance with UK accounting standard FRS 6 ‘Acquisitions and Mergers’, whereas under US GAAP, the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. In a merger, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group’s inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to their other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into. Additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and until 30 June 2002, the resulting goodwill over the periods of their respective useful economic lives. With effect from 1 July 2002, goodwill is no longer amortised and is tested for impairment annually at 31 March. Included in this adjustment for the year ended 30 June 2004 are goodwill impairments of US$491 million (refer to ‘Goodwill and other intangible assets’ below).

The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management’s best estimates of fair value, are summarised in the shareholders’ equity reconciliation.

(B) Employee compensation costs

Under UK GAAP, the expected cost of employee share awards is measured as the difference between the award exercise price and the market price of ordinary shares at the grant date, and is amortised over the vesting period. Under US GAAP, for the year ended 30 June 2002, the Group accounted for employee ownership plans under the recognition and measurement provisions of APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’, and related Interpretations. In 2003, the Group adopted the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123).

Fair value is determined using a Black-Scholes option-pricing model. Refer to ‘Employee compensation costs’ below for significant assumptions used in applying this option-pricing model to calculate the employee compensation expense under SFAS 123. The variations in deemed vesting periods under UK GAAP and US GAAP has resulted in further differences.

(C) Write-down of assets

Under UK GAAP, the BHP Billiton Group determines the recoverable amount of property, plant and equipment on a discounted basis when assessing impairments. The discount rate is a risk-adjusted market rate, which is applied both to determine impairment and to calculate the write-down. Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset’s carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value (based on discounted cash flows). These differences result in lower charges to the profit and loss account and higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account under US GAAP.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

(D) Depreciation – revaluations

Revaluations of property, plant and equipment and investments have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect depreciation based on historical cost.

(E) Depreciation – reserves

The BHP Billiton Group prepares mineral reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The Supplementary Ore Reserves information contained in the Annual Report differs in certain respects from that reported to the SEC, which is prepared with reference to the SEC’s Industry Guide 7. This adjustment reflects the impact on depreciation of the difference in reserves measurement basis.

(F) Fair value accounting for derivatives

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

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not the derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a)	included in the measurement of the anticipated transaction when it occurs; or

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

Effective 1 July 2001, for US GAAP purposes, the BHP Billiton Limited Group de-designated existing derivative instruments as hedges of underlying transactions. Amounts previously included in other comprehensive income in relation to those derivative instruments previously designated as cash flow hedges remained until the transactions originally being hedged were recognised, at which time the amounts were taken to the profit and loss account. Movements in the fair value of derivative instruments since 30 June 2001 are taken to the profit and loss account.

The BHP Billiton Plc Group does not apply hedging principles in accordance with SFAS 133 and marks to market all derivative instruments, taking movements in the fair value of derivative instruments to the profit and loss account.

(G) Synthetic debt

An operating subsidiary, whose functional currency is the US dollar, has obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the South African rand and the various foreign currencies. In these accounts, the arrangement is treated as a synthetic South African rand debt, which at each period end is retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

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

(H) Realised net exchange gains on sale of assets/closure of operations

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

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

(I) Exploration, evaluation and development expenditure

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

(J) Start-up costs

The BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities are expensed as incurred.

(K) Pension plans

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

Further, under US GAAP, where the accumulated benefit obligation of the pension plan exceeds the fair value of plan assets, by an amount greater than the recorded pension liability, an intangible asset (not exceeding the value of the unrecognised prior service cost) and additional pension liability is recognised. If the additional pension liability exceeds the unrecognised prior service cost, the excess (adjusted for the effect of income tax) is recorded as part of other comprehensive income.

(L) Other post-retirement benefits

Under UK GAAP, post-retirement benefits other than pensions have been accounted for in accordance with the provisions of Statement of Standard Accounting Practice 24 ‘Accounting for Pension Costs’ (SSAP 24), which are generally consistent with the provisions of US GAAP including Statement of Financial Accounting Standards No. 106 ‘Employers’ Accounting for Post Retirement Benefits Other Than Pensions’ (SFAS 106) except for certain scenarios such as in accounting for plan amendments.

Under UK GAAP, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

(M) Mozal expansion rights

In the 2001 year BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. Under UK GAAP, the consideration was recognised as revenue. A portion of the consideration was paid in cash and another portion was delivered to the BHP Billiton Group via a marketing arrangement. Under US GAAP, the consideration paid in cash is recognised as profit from asset sales when received. During the year ended 30 June 2004, the final instalment of the consideration to be paid in cash was received and accordingly this will no longer be a US GAAP adjustment.

(N) Employee Share Plan loans

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

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

(O) Goodwill

Under UK GAAP, the BHP Billiton Group amortises goodwill over a period not exceeding 20 years. Under US GAAP Statement of Financial Accounting Standards No. 142 ‘Goodwill and Other Intangible Assets’ (SFAS 142), which became effective from 1 July 2002, replaces the requirement to amortise goodwill with annual impairment testing.

The current period adjustment reflects the net goodwill amortisation charge and negative goodwill credit under UK GAAP, which is reversed for US GAAP.

(P) Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

(Q) BHP Steel demerger

Under UK GAAP, the BHP Steel demerger was recorded as two components in the year ended 30 June 2003. A distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets). Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders.

The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which was recognised in the result for the period ended 30 June 2002 for US GAAP. The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel. Costs associated with completion of the demerger of BHP Steel have been recognised directly in equity for UK GAAP but were charged as expenses for US GAAP in the year ended 30 June 2002.

The adjustment to net income for the year ended 30 June 2003 primarily represents the loss on sale of the 6 per cent holding included in the year ended 30 June 2003 for UK GAAP, which was recorded in net income in the year ended 30 June 2002 for US GAAP purposes.

(R) Restructuring and employee provisions

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

(S) Tax effect of adjustments

Adjustments to the UK GAAP net income and shareholders’ equity are disclosed on a before tax basis. This adjustment reflects the impact of those adjustments on income taxes. For the year ended 30 June 2004, goodwill impairments of US$491 million have no tax effect. Other significant differences between the UK nominal rate of taxation of 30 per cent, the effective tax rate under UK GAAP of 23 per cent and the effective rate for US GAAP of 16 per cent are described in ‘Other taxation adjustments’ below and in note 10.

(T) Other taxation adjustments

For UK GAAP, potential tax expense of US$15 million has not been recognised in the year ended 30 June 2004, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. The cumulative effect of this adjustment at 30 June 2004 is a credit to tax liabilities of US$255 million (2003: US$240 million).

During the year ended 30 June 2004, the BHP Billiton Group elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. Under UK GAAP, part of the tax benefit resulting from the reset of the tax cost base is recorded in future years as a permanent difference to taxation expense. Under Statement of Financial Accounting Standard No. 109 (SFAS 109) ‘Accounting for Income Taxes’, the tax benefit resulting from the change in the tax legislation is recognised in full as a change to deferred tax balances and tax expense.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

(U) Change in fair value of listed investments

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

(V) Dividends

Under UK GAAP, dividends that are declared after balance date but before the issuance of the financial statements are treated as a post-balance date event requiring adjustment in the financial statements. Under US GAAP, a provision for dividends cannot be recorded until the following year. In the current period, the BHP Billiton Group changed its timing on dividend declarations which results in a dividend provision being recorded under UK GAAP, which is reversed for US GAAP.

Employee compensation costs

For the year ended 30 June 2002, the BHP Billiton Group applied the principles of APB 25 in determining employee compensation costs arising from the various employee ownership plans under US GAAP. Had the fair value basis of accounting in SFAS 123 been used to account for compensation costs for those prior periods, the following net income and earnings per share amounts would have been reported:

2002 US$M

Net income
As reported	1 249
Add: Stock based compensation expense/(benefit) recorded in net income	(15)
Deduct: Expense calculated in accordance with SFAS 123	(10)

Pro-forma net income	1 224

Basic earnings per share (US cents) (a)
As reported	0.21
Pro-forma	0.20

Diluted earnings per share (US cents) (b)
As reported	0.21
Pro-forma	0.20

(a)	Based on net profit attributable to members of BHP Billiton Group under US GAAP.
(b)	Refer note 12 ‘Earnings per share’.

Fair valuation of awards as presented below represents the value of awards issued under employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited. The values relate to the awards granted during the financial year and are measured at grant date.

	2004 US$	2003 US$	2002 US$

Group Incentive Scheme option (BHP Billiton Plc)	1.84
Group Incentive Scheme option (BHP Billiton Limited)	2.11
Group Incentive Scheme Deferred Share (BHP Billiton Plc)	6.84
Group Incentive Scheme Deferred Share (BHP Billiton Limited)	7.22
Group Incentive Scheme Performance Share (BHP Billiton Plc)	3.14	1.08
Group Incentive Scheme Performance Share (BHP Billiton Limited)	3.31	1.13
Employee Share Plan option		1.22	1.22
Restricted Share Scheme award			1.65
Co-Investment Plan matching award			2.63
Performance Right (LTI)			1.86
Performance Right (MTI)			2.97
Bonus Equity Share Plan award (a)			4.76

(a)	The fair value of a Bonus Equity Plan award is equal to the market value of a BHP Billiton Limited share at date of grant.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

The fair values of awards granted were estimated using Black-Scholes option pricing techniques. Significant assumptions used in applying this formula were as follows:

34 US Generally Accepted Accounting Principles disclosures continued

	2004	2003	2002

Group Incentive Scheme Option (BHP Billiton Plc)
Risk-free interest rate	4.9%
Estimated life of awards	4.8 years
Estimated volatility of share price	25.0%
Dividend yield	2.1%
Group Incentive Scheme Option (BHP Billiton Limited)
Risk-free interest rate	5.9%
Estimated life of awards	4.8 years
Estimated volatility of share price	25.0%
Dividend yield	2.1%
Group Incentive Scheme Deferred Share (BHP Billiton Plc)
Risk-free interest rate	4.9%
Estimated life of awards	3 years
Estimated volatility of share price	27.4%
Dividend yield	2.5%
Group Incentive Scheme Deferred Share (BHP Billiton Limited)
Risk-free interest rate	4.9%
Estimated life of awards	3 years
Estimated volatility of share price	27.4%
Dividend yield	2.5%
Group Incentive Scheme Performance Shares (BHP Billiton Plc)
Risk-free interest rate	5.5%	4.6%
Estimated life of awards	5.7 years (a)	5 years (a)
Estimated volatility of share price	25.0%	20.0%
Dividend yield	2.3%	2.5%
Group Incentive Scheme Performance Shares (BHP Billiton Limited)
Risk-free interest rate	5.9%	4.6%
Estimated life of awards	5.7 years (a)	5 years (a)
Estimated volatility of share price	25.0%	20.0%
Dividend yield	2.3%	2.5%
Employee Share Plan Options
Risk-free interest rate		4.8%	4.8%
Estimated life of options		5 years (a)	5 years (a)
Estimated volatility of share price		20.0%	20.0%
Dividend yield		2.2%	2.2%
Restricted Share Scheme awards
Risk-free interest rate			4.8%
Estimated life of awards			5 years (a)
Estimated volatility of share price			20.0%
Dividend yield			2.2%
Co-Investment Plan matching awards
Risk-free interest rate			4.6%
Estimated life of awards			4 years (a)
Estimated volatility of share price			20.0%
Dividend yield			2.2%
Performance Rights (LTI)
Risk-free interest rate			4.8%
Estimated life of Performance Rights			5 years (a)
Estimated volatility of share price			20.0%
Dividend yield			2.2%
Performance Rights (MTI)
Risk-free interest rate			4.6%
Estimated life of Performance Rights			4 years (a)
Estimated volatility of share price			20.0%
Dividend yield			2.2%

(a)	Subject to performance conditions.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

Goodwill and other intangible assets

In accordance with SFAS 142, the BHP Billiton Group no longer amortises goodwill and instead has adopted a policy whereby goodwill is tested for impairment on an annual basis by each reporting unit, or on a more regular basis should circumstances dictate. All impairments recorded during the year were calculated by discounting the operations’ expected future cash flows using a risk-adjusted discount rate.

As required by SFAS 142, the balance of goodwill by Customer Sector Group is:

	2004 US$M	2003 US$M

Aluminium (a)	1 254	1 426
Base Metals (b)	547	594
Carbon Steel Materials	285	285
Diamonds and Specialty Products (c)	151	154
Energy Coal (d)	68	384
Stainless Steel Materials	343	343

	2 648	3 186

(a)	As a result of revisions to price and foreign exchange assumptions as well as the estimated useful life of operations, goodwill allocated to Bayside has been impaired by US$151 million during the current year. In addition, an impairment of US$21 million was recorded for Valesul, due to a change in tariffs on electricity charges.
(b)	During the year ended 30 June 2004, the Group sold its interest in the Highland Valley Copper joint venture. The movement in goodwill during the period reflects the disposal of this interest.
(c)	Due to minor changes in pricing and volume assumptions, the Group recorded an impairment of goodwill in its Diamonds and Specialty Products CSG of US$3 million during the year ended 30 June 2004.
(d)	The movement in goodwill in the Energy Coal CSG during the year results from an impairment of goodwill at Ingwe of US$316 million. This primarily relates to a reassessment of the probability of pursuing potential expansion projects.

The following table summarises the effects of SFAS 142 on net income had it been applied retroactively to 2002:

2002 US$M

Net income of the BHP Billiton Group for the purposes of US GAAP	1 249
add back: Goodwill amortisation	133

Adjusted net income of the BHP Billiton Group for the purposes of US GAAP	1 382

Earnings per share – US GAAP (US cents) (a)(b)
Basic
As reported	0.21
Goodwill amortisation (c)	0.02

Adjusted	0.23

Diluted
As reported	0.21
Goodwill amortisation (c)	0.02

Adjusted	0.23

(a)	Based on the weighted average number of shares on issue for the period.
(b)	For the period indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosure.
(c)	All goodwill amortisation is attributable to Continuing Operations.

The following table summarises other intangible assets of the BHP Billiton Group as at 30 June 2004 and 30 June 2003.

	2004 US$M	2003 US$M

Pension asset	18	19
Other intangible assets
Long-term customer contracts at gross book value	40	40
deduct amounts amortised (a)(b)	4	3

	54	56

(a)	Gross amortisation expense for other intangible assets for the year ended 30 June 2004 was US$1.3 million.
(b)	Estimated gross amortisation expense for other intangible assets for the next five financial years is US$1.3 million per annum.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

Pensions and post-retirement medical benefit plans

The BHP Billiton Group’s pension and post-retirement medical benefit plans are discussed in note 27. The disclosures below include the additional information required by Statement of Financial Accounting Standards No. 132 ‘Employers’ Disclosures about Pensions and Other Post Retirement Benefits’ (SFAS 132). The pension and medical costs of the BHP Billiton Group’s significant defined benefit plans have been restated in the following tables in accordance with US GAAP.

The measurement date used to determine pension and medical benefit measurements as at 30 June 2004 for the Group’s pension plans and medical schemes is 30 June 2004 for all plans.

Pension schemes

	2004 US$M	2003 US$M	2002 US$M

The net periodic pension cost for the significant defined benefit pension plans comprised:
Service costs	56	43	67
Interest costs	76	64	85
Expected return on plan assets	(81)	(71)	(105)
Amortisation of prior service cost	3	3	1
Amortisation of net transition asset	(2)	(3)	(12)
Termination benefits and curtailment costs	—	12	1
Recognised net actuarial loss	20	9	1

Net periodic pension cost under US GAAP	72	57	38

	2004%	2003%	2002%

The major weighted average assumptions (weighted by the net periodic pension cost) used in computing the above pension cost were:
Rates of future pay increases	3.8	3.8	3.4
Discount rate	5.3	5.3	6.2
Expected long-term rates of return on plan assets	7.0	7.3	8.0

	2004 US$M	2003 US$M

Change in benefit obligation
Projected benefit obligation at the beginning of the year	1 191	1 387
Amendments	16	—
Service costs	56	43
Interest costs	76	64
Plan participants’ contributions	10	15
Actuarial (gain)/loss	(2)	68
Benefits paid	(106)	(391)
Demerger or disposal of subsidiaries	—	(96)
Adjustment due to inclusion of insured pensioners	65	—
Adjustments for changes in the Group structure and joint venture arrangements	26	(3)
Termination benefits and curtailment costs	—	2
Exchange variations	62	102

Projected benefit obligation at the end of the year	1 394	1 191

Projected benefit obligation at the end of the year for plans with accumulated benefit obligations in excess of plan assets	750	999

Accumulated benefit obligation at the end of the year for plans with accumulated benefit obligations in excess of plan assets	696	908

Accumulated benefit obligation for all defined benefit pension plans	1 217	1 063

	2004%	2003%

The major weighted average assumptions (weighted by the projected benefit obligation) used in computing the above benefit obligation were:
Rates of future pay increases	3.7	3.1
Discount rate	6.4	5.5

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

	2004 US$M	2003 US$M

Change in plan assets
Fair value of plan assets at the beginning of the year	912	1 211
Actual return on plan assets	146	6
Employer contribution	75	38
Plan participants’ contributions	10	15
Benefits paid	(106)	(391)
Demerger or disposal of subsidiaries	—	(58)
Adjustment due to inclusion of insured pensioners	65	—
Adjustments for changes in the Group structure and joint venture arrangements	13	(4)
Exchange variations	57	95

Fair value of plan assets at the end of the year	1 172	912

Fair value of plan assets at the end of the year for plans with accumulated benefit obligations in excess of plan assets	515	669

Plan assets consist primarily of bonds and equities. Refer note 27 for further details.

	2004 US$M	2003 US$M

Funded status
Funded status	(222)	(279)
Unrecognised net actuarial loss	282	346
Unrecognised prior service cost	33	19
Unrecognised net transition asset	(3)	(5)

Net amount recognised	90	81

	2004 US$M	2003 US$M

Analysis of net amount recognised
Prepaid benefit obligation	130	47
(Accumulated) benefit obligation	(193)	(213)
Intangible asset	18	19
Accumulated other comprehensive income	135	228

Net amount recognised	90	81

(Decrease)/increase in minimum liability included in other comprehensive income	(93)	154

	2004%	2003%

Weighted average asset allocation by asset category:
Equities	51	54
Bonds	33	35
Property	3	2
Cash and net current assets	3	6
Other	10	3

Total	100	100

2004%

Weighted average target asset allocation by asset category as at 30 June 2004 for future periods:
Equities	57
Bonds	29
Property	3
Cash and net current assets	2
Other	9

Total	100

The BHP Billiton Group expects to contribute US$60 million to US$80 million to its pension plans in the year ending 30 June 2005.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

2004 US$M

Expected future benefit payments for the year ending:
30 June 2005	72
30 June 2006	74
30 June 2007	76
30 June 2008	81
30 June 2009	83
Estimated benefit payments for the 5-year period from 30 June 2009 to 30 June 2014	484

Given the nature of some of the pension schemes, year on year variations on benefit payments can be significant.

Post-retirement medical benefits

	2004 US$M	2003 US$M	2002 US$M

Net medical cost
Service cost	6	6	3
Interest cost	24	21	17
Recognised actuarial loss	3	—	1
Termination benefits and curtailment costs	—	—	(5)
Amortisation of prior service credit	(1)	—	(1)

Net medical cost	32	27	15

	2004%	2003%	2002%

The major weighted average assumptions used in calculating the net medical cost were:
Rate of future medical inflation	7.8	7.9	6.1
Discount rate	8.1	8.0	8.4

The rate of future medical inflation rate reflects the fact that the benefits of certain groups of participants are capped.

	2004 US$M	2003 US$M

Change in accumulated post-retirement benefit obligation
Accumulated post-retirement benefit obligation at the beginning of the year	315	220
Amendments	12	13
Service costs	6	6
Interest costs	24	21
Actuarial (gains)/loss	(34)	43
Benefits paid	(19)	(18)
Adjustments for changes in the Group structure and joint venture arrangements	(10)	(1)
Exchange variations	27	31

Accumulated post-retirement benefit obligation at the end of the year	321	315

Change in plan assets
Fair value of plan assets at the beginning of the year	—	—
Employer contributions	19	18
Benefits paid	(19)	(18)

Fair value of plan assets at end of year	—	—

Funded status
Funded status	(321)	(315)
Unrecognised net actuarial loss	37	66
Unrecognised prior service cost	1	(10)

Accrued post-retirement medical cost	(283)	(259)

	2004%	2003%

The major weighted average assumptions (weighted by the accumulated post-retirement benefit obligation) used in computing the above benefit obligation were:
Rates of future medical inflation	7.6	7.9
Discount rate	8.1	7.8

	1% decrease US$M	1% increase US$M

The impact of a 1 per cent variation in the rate of future medical inflation on the 2004 results would be:
Effect on total service and interest cost	(3)	4
Effect on accumulated post-retirement benefit obligation	(30)	36

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The BHP Billiton Group expects to contribute US$20 million to US$30million to its post-retirement medical plans in the year ending 30 June 2005.

2004 US$M

Expected future benefit payments for the year ending:
30 June 2005	22
30 June 2006	22
30 June 2007	23
30 June 2008	24
30 June 2009	24
Estimated benefit payments for the 5-year period from 30 June 2009 to 30 June 2014	135

Impact of new accounting standards

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that the following types of freestanding financial instruments be reported as liabilities:

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

Measurement of these liabilities generally is to be at fair value, with the payment of dividends to be reported as interest cost. The adoption of SFAS 150 from 1 July 2003 did not impact these financial statements.

In the year ended 30 June 2004, the Group first applied the provisions of FASB Interpretation No. 46 (Revised) ‘Consolidation of Variable Interest Entities’ (FIN 46R. The objective of FIN 46R is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used to conduct activities or hold assets in which either:

(a)	the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or

(b)	the equity investors lack:

(i)	the ability to make decisions about the entity’s activities,

(ii)	the obligation to absorb the losses of the entity if they occur, or

(iii)	the right to receive the expected residual returns of the entity if they occur.

Historically, entities generally were not consolidated under US GAAP unless the entity was controlled through voting interests.

FIN 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46R also requires disclosure about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest.

The application of FIN 46R in the year ended 30 June 2004 did not have an impact on the net income or shareholders’ equity of the BHP Billiton Group under US GAAP.

In March 2004, the Emerging Issues Task Force (EITF) reached a consensus in Issue No. 04-2 that mineral rights should be accounted for as tangible assets and that mining entities should disclose mineral rights in a separate caption, either on the face of the balance sheet or in the notes to the financial statements, consistent with each entity’s current practice for disclosing the components of tangible assets. As the Group already classifies mineral rights as tangible assets, application of Issue 04-2 has not impacted these financial statements.

In March 2004, the EITF also reached a consensus in Issue No. 04-3 that value beyond proven and probable mineral reserves (as defined in SEC Industry Guide 7) as well as value attributable to the effects of anticipated fluctuations in future market prices of minerals should be considered when an entity allocates the purchase price to assets acquired in a business combination. Additionally, the EITF concluded that value beyond proven and probable reserves and the effects of anticipated fluctuations in future prices should be considered in the cash flow analysis used in impairment testing. Issue 04-3 is effective for periods beginning on or after 31 March 2004, however early adoption is permitted for any period for which financial statements have yet to be issued. The BHP Billiton Group adopted the provisions of Issue 04-3 for impairment tests carried out in the year ended 30 June 2004, however it did not have an impact on these financial statements as the consensus validated the approach previously adopted by BHP Billiton.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

35 Remuneration Report

1. Remuneration Policy

The Remuneration Committee of BHP Billiton Limited and BHP Billiton Plc recognises that the Group operates in a global environment and that its performance depends on the quality of its people. To prosper, the Group must be able to attract, motivate and retain highly-skilled executives willing to work around the world.

The key principles of the Group’s remuneration policy are to:

•	provide competitive rewards to attract and retain executive talent on a global basis

•	apply demanding key performance indicators to deliver results across the Group and to a significant portion of the total reward

•	link rewards to executives to the creation of value for shareholders

•	assess and reward executives using financial and non-financial measures of performance

•	ensure remuneration arrangements between executives are equitable and facilitate the deployment of human resources around the Group, and

•	limit severance payments on termination to pre-established contractual arrangements which do not commit the Group to making unjustified payments in the event of non-performance.

2. Remuneration Structure

It is the Group’s policy that service contracts for senior executives, including the Chief Executive Officer, be unlimited in term but capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to 12 months’ pay in lieu of notice.

Some executives (but not the Chief Executive Officer) have existing service contracts that contain notice periods that exceed 12 months. The Committee has determined that it will limit notice periods to 12 months in all future contracts for executives, unless exceptional circumstances exist.

The service contracts typically outline the components of remuneration paid to executives but do not prescribe how remuneration levels are to be modified from year to year. Remuneration levels are reviewed each year to take account of cost-of-living changes, any change in the scope of the role performed by the executive and any changes required to meet the principles of the remuneration policy.

Remuneration is divided into two components. The first is the fixed component, which is generally made up of base salary and benefits, including retirement benefits. The second is the at risk component which is subject to Key Performance Indicators (KPIs) and Performance Hurdles and is generally made up of short and long-term incentives that take the form of cash payments and/or participation in equity plans. The amount of at risk remuneration, if any, that is earned by an executive is wholly dependent on that executive’s and the Group’s performance against those pre-determined KPIs and Performance Hurdles, details of which are set out in section 2.2.1 of this Report. The percentage of total remuneration that is attributable to the fixed and at risk components for each of the executives for whom remuneration is reported is set out in sections 3.1.1, 3.2.1 and 4.3 of this Report.

The cost and value of all of the components are considered as a whole. BHP Billiton’s remuneration policy is to pay at the median level of remuneration for target performance and to provide the opportunity for upper decile rewards for distinctive (upper decile) performance. Details of each element of remuneration are set out below.

2.1 Fixed remuneration

2.1.1 Base salary and benefits

Base salaries are quantified by reference to the scope and nature of the individual’s role and their performance and experience. Market data is used to benchmark salary levels on a single global scale, adjusted for local conditions. Particular consideration is given to competitive global remuneration levels.

In addition to base salary, selected executives receive benefits that might include health insurance, relocation costs, life assurance, car allowances and tax advisory services. All benefits received by the executive Directors and Specified Executives, are outlined in sections 3 and 4 of this Report.

2.1.2 Retirement benefits

A range of retirement and death-in-service benefits operate within the Group. These reflect the different statutory entitlements in the jurisdictions in which BHP Billiton operates and local market practice.

Some retirement benefits are delivered under defined benefit plans. The Committee considers that these types of plans can place an unreasonable financial burden on the Group and has therefore resolved that no new members will be admitted to the remaining defined benefit plans, save in exceptional circumstances.

Details of the retirement benefits of the executive Directors and Specified Executives are set out in sections 3 and 4 of this Report.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

2.2 At risk remuneration

At risk remuneration is delivered as short and long-term incentives under the Group Incentive Scheme (GIS) and applies to the Group’s senior management, which includes the Company Secretary.

The GIS represents the variable component of remuneration and rewards senior executives for meeting or exceeding KPIs that are set each year and aligned to BHP Billiton’s strategic framework. It is designed to drive sustainable, transparent performance in the long-term and reflects the Group’s commitment to crucial operational targets. Participation in the GIS requires the approval of the Committee. Employees are required to hold a minimum number of BHP Billiton Shares throughout the period of their participation, which varies according to their seniority.

Summary of the operation of the Group Incentive Scheme

Some of the incentive plans replaced by the GIS in 2002 remain in operation although no new awards have been made under them. The last of the awards made under these plans will expire in 2011.

A summary of all incentive plans under which awards to executive Directors are still to vest or be exercised is set out in section 2.2.2 below. Entitlements held by Specified Executives under incentive plans are summarised in section 4.4 below and detailed in note 31.

2.2.1 Group Incentive Scheme

A summary of the current operation of the GIS is set out above.

The Board has proposed a series of changes to the GIS, subject to the approval of shareholders. Further details of the proposed changes are set out in the Notices convening the 2004 annual general meetings or can be accessed on the website at www.bhpbilliton.com/bbContentRepository/Events/PLCNOM04.pdf. In summary, the changes are designed to provide additional focus on the long-term performance of the Group. To achieve this aim, Directors will propose that the three-year Performance Shares component of the GIS be replaced with awards under a new five-year plan. The manner of assessing the remaining components of at risk remuneration under the GIS – cash bonus and Deferred Shares – will remain intact.

The rules of the GIS are available on the BHP Billiton website at www.bhpbilliton.com/bbContentRepository/Events/BHPBillitonLtdGIS.pdf and www.bhpbilliton.com/bbContentRepository/Events/BHPBillitonPlcGIS.pdf.

During the year, Performance Shares were granted to GIS participants in respect of their performance for the year 1 July 2002 to 30 June 2003. These are subject to Performance Hurdles, based on Earnings Per Share (EPS) growth and comparative Total Shareholder Return (TSR) during the performance period (1 July 2003 to 30 June 2006), to be measured in 2006.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

To vest, Performance Hurdles for both BHP Billiton Plc and BHP Billiton Limited must be reached –

•	The EPS growth targets will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.

•	If the TSR calculations for BHP Billiton Limited and BHP Billiton Plc over the performance period result in one entity receiving a higher TSR percentile than the other, both will be deemed to have achieved the lower TSR percentile. The level of vesting is as follows:

TSR percentile	% of Performance Shares that will vest

85th – 100th percentile	100
80th < 85th percentile	90
75th < 80th percentile	80
70th < 75th percentile	70
65th < 70th percentile	65
60th < 65th percentile	60
55th < 60th percentile	50
50th < 55th percentile	40
Less than 50th percentile	None

The peer group of companies against which BHP Billiton’s TSR performance is measured comprises:

• Alcan	• Marathon Oil Company
• Alcoa	• Newmont Mining
• Alumina	• Noranda
• Anglo American	• Phelps Dodge
• Barrick Gold	• Placer Dome
• Companhia Vale do Rio Doce	• Rio Tinto
• Conoco Phillips	• Unocal
• Freeport-McMoRan	• Woodside Petroleum
• Inco	• Xstrata

These Performance Hurdles were chosen to encourage participants to focus on the long-term performance of the Group.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

2.2.2 Long-term incentive plans – summary

The long-term incentive plans in which the executive Directors have unvested or unexercised awards at the date of this Report are summarised in the table below.

	Employee Share Plan 2000 (ESP 2000) (1)	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001)	Medium Term Incentive Plan 2001 (MTI 2001) & Co-Investment Plan 2001 (CIP 2001)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares

Performance measurement From To	3 April 2000 2 April 2003	1 October 2001 30 September 2004	1 October 2001 30 September 2005(2)	1 July 2002 30 June 2005	1 July 2003 30 June 2006

Retesting available (i.e. a further opportunity to test performance after the first performance period has ended)	Yes, monthly until 2 April 2010	Yes, annually until 30 September 2006 but only applies to 25% of the award if retested	No	No	No

TSR performance condition	BHP Billiton Limited TSR compared to ASX 100 and global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group

Inflationary performance condition	No	Yes(3)	Yes(3)	Yes(4)	Yes(4)

Vesting schedule (upper and lower range)	< 41 percentile – 0% > 60 percentile 100%	< 10th position – 0% > 4th position – 100%(5)	< 10th position – 0% > 4th position – 80%(6)	< 50th percentile – 0% 85th–100 percentile 100%	< 50th percentile – 0% 85th–100 percentile 100%

Plan status	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised.	Legacy plan. Performance period not yet concluded.	Legacy plan. Performance period not yet concluded.	Performance period not yet concluded.	Performance period not yet concluded.

Expiry date if exercisable	April 2010(7)	September 2011(7)	April 2006(7)	August 2008	August 2009

Comparator Group(8):
ASX 100	X
Alcan		X	X	X	X
Alcoa		X	X	X	X
Alumina		X	X	X	X
Anglo American		X	X	X	X
Arcelor	X
Barrick Gold		X	X	X	X
Companhia Vale do Rio Doce		X	X	X	X
Conoco Phillips	X	X	X	X	X
Corus Group	X
Freeport McMoran	X	X	X	X	X
Inco		X	X	X	X
LTV	X
Marathon Oil	X	X	X	X	X
Newmont Mining		X	X	X	X
Noranda	X	X	X	X	X
Nucor	X
Phelps Dodge	X	X	X	X	X
Placer Dome		X	X	X	X
Rio Tinto	X	X	X	X	X
Total	X
Unocal	X	X	X	X	X
US Steel	X
WMC Resources	X
Woodside Petroleum	X	X	X	X	X
Xstrata				X	X

Full details of all long-term incentive plans, including the number of participants is contained in note 23.

Notes:

(1)	Although the awards under this plan have vested, the executive Directors have not yet exercised their awards and still retain an interest in the plan.
(2)	The first performance period ended 30 September 2003. At that time, participants had the option to remain within the plan and enter a second performance period or leave the plan. The second performance period is a further two years ending on 30 September 2005.
(3)	The TSR growth targets will be satisfied if the compound TSR growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.
(4)	The EPS growth targets will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.
(5)	The percentage of performance rights that vest under the PSP 2001 will not be greater than the percentage of the Share award that vests under the RSS 2001 and vice versa.
(6)	In respect of the second performance period > 4th position will mean a match of 125 per cent of Shares held by a participant. The percentage of performance rights that vest under the MTI 2001 will not be greater than the percentage of the Share award that vests under the CIP 2001 and vice versa.
(7)	Expiry date will be earlier if employment ceases.
(8)	From publicly available data.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3. Executive Directors

At the date of this Report there were two executive Directors in office, Mr Charles Goodyear and Mr Miklos (Mike) Salamon. The following sections detail their remuneration arrangements.

3.1 Mr Charles Goodyear

3.1.1 Summary of remuneration arrangements

Mr Goodyear’s remuneration is made up of fixed and at risk components. For the year ended 30 June 2004, fixed remuneration, which comprises base salary, retirement benefits and other benefits, equals 51 per cent of total remuneration, when calculated at the target level of performance.

The at risk remuneration is made up of short and long-term incentives. Short-term incentives generally take the form of cash and are measured against KPIs. Long-term incentives are delivered through equity awards and are measured against Performance Hurdles. At risk remuneration for the year ended 30 June 2004 equals 49 per cent of total remuneration when calculated at the target level of performance.

The Committee has assessed Mr Goodyear’s performance for the year and has concluded that, save for the KPI relating to Health, Safety and Environment, it was above target. Accordingly, the value of the at risk remuneration, and therefore the percentage of the total that is attributable to at risk remuneration, will be greater than the percentage at target level.

The tables that appear in sections 3.1.3 and 3.1.4 of the Report have been prepared in accordance with the law and accounting standards in the UK. While the information presented is fulsome, it does not readily give a picture of the amount of remuneration Mr Goodyear earned for the year. One of the reasons for this is that the value of the at risk remuneration cannot be finally determined until (i) approval to issue Shares has been granted by shareholders; (ii) the price at which the Shares are issued is known; and (iii) the performance period has expired and performance has been assessed against the Performance Hurdles. For these reasons the value of the at risk remuneration has to be estimated.

In the case of Deferred Shares the only vesting condition is for Mr Goodyear to remain in the employment of the Group for two further years. In the case of Performance Shares, the Performance Hurdles include TSR and EPS measures. Accordingly, the number, if any, of Shares that will ultimately vest cannot be determined until the service period has been completed or the Performance Hurdles have been assessed (in 2006 in the case of Deferred Shares and 2007 in the case of Performance Shares). The value of the Shares that form part of the at risk remuneration appearing throughout this section of the Report, are therefore estimates.

The summary below outlines Mr Goodyear’s fixed and at risk remuneration for the year ended 30 June 2004.

Component of remuneration	Amount US$	Further information

Fixed remuneration
(Comprising base salary and benefits including retirement benefits)	2 171 071	see section 3.1.3
At risk remuneration
Cash bonus	1 070 125	see section 3.1.3
Estimated fair value of the Deferred Shares	997 504	see section 3.1.4
Notional fair value of the Performance Shares	449 453	see section 3.1.4

Estimated total remuneration for financial year 2004	4 688 153

At this year’s annual general meetings shareholders will be asked to approve amendments to the GIS which will include the replacement of the three-year Performance Share component of the GIS with an award of Shares under a new five-year plan. If this resolution is approved no Performance Shares will be issued to Mr Goodyear in relation to the 2004 year. Shares under the new five-year plan will be issued in their place. Details of the proposed number of Shares and the Performance Hurdles that will apply are detailed in the Notices convening the annual general meetings. The method of assessing the remaining parts of the at risk remuneration under the GIS – the cash bonus and Deferred Shares/Options – will remain intact. The table above includes a notional fair value for the Performance Shares that would be issued (subject to shareholders’ approval) under the existing terms of the GIS.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3.1.2 Service contract

Mr Goodyear has a single service contract with BHP Billiton Limited and BHP Billiton Plc dated 21 August 2003. The contract does not contain a fixed term and can be terminated by the Group on 12 months’ notice. Mr Goodyear is entitled to terminate the contract on three months’ notice. The Group may immediately terminate the contract by paying Mr Goodyear 12 months’ base salary in lieu of notice. Where a payment is made in lieu of notice, a contribution to a superannuation or pension fund is also payable (see section 3.1.5 below).

Any entitlement Mr Goodyear might have in relation to short and long-term incentives is covered by the GIS (details of which are set out in section 2.2.1). The rules of that scheme outline the circumstances in which Mr Goodyear (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which Mr Goodyear would be entitled to a cash bonus payment for the performance year in which he leaves the Group. Those circumstances depend on the reason for his departure.

The Committee has discretion in relation to the entitlements of an employee on termination in some circumstances. This will include situations where the employee does not resign or is not terminated for cause, for example, where the Group and Mr Goodyear reach a mutual decision to part. In an effort to provide the Group, its shareholders and Mr Goodyear with as much certainty as possible in relation to his entitlements at termination, the Committee has considered what Mr Goodyear’s entitlements might be if a mutual decision to part was reached. The Committee has resolved that, providing Mr Goodyear has served as Chief Executive Officer for no less than three years, he would be entitled to:

•	any Deferred Shares or Options that had been granted but were not exercisable at the date of departure. The Committee believes that if the performance measures for the grant of these Deferred Shares or Options have already been met, save for the requirement that they be held for two years from the date of grant, a mutual decision to part would override that additional requirement to hold the Deferred Shares or Options for the balance of the two-year period,

•	a cash bonus for the year in which the parting takes place, calculated according to Mr Goodyear’s performance measured against his KPIs for that year, and pro-rated back to reflect the actual period of service in that year, and

•	a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable, pending satisfaction of Performance Hurdles. The entitlements will be pro-rated to reflect Mr Goodyear’s period of service from the date the awards were granted and will only become exercisable if and when the Performance Hurdles are met.

These entitlements would not arise if Mr Goodyear’s contract was terminated for cause or if he resigned. Details of how the GIS would operate in those circumstances are set out in the rules, a copy of which is available on the website at www.bhpbilliton.com/bbContentRepository/Events/BHPBillitonLtdGIS.pdf.

Where the Committee retains discretion in relation to the award of any long or short-term incentives, the rules of the GIS require the Committee to exercise that discretion in good faith and acting reasonably.

Mr Goodyear would be entitled to any accrued entitlement that he may have under the rules of the Retirement Savings Plan at the date of termination as set out in section 3.1.5 below.

3.1.3 Remuneration

The remuneration paid to Mr Goodyear for the year ended 30 June 2004 is set out in the table below.

•	Mr Goodyear participated in the GIS throughout the year. The target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of salary. Group KPIs represented a 75 per cent weighting and personal KPIs 25 per cent. The Committee has assessed the Group’s and Mr Goodyear’s performance for the year and awarded 85.6 per cent of salary as a cash bonus. The Committee has set Mr Goodyear’s KPIs for the year ended 30 June 2005 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent an 80 per cent weighting. Personal KPIs include additional value added growth projects, project performance, demonstrable value from the market, succession planning and corporate strategic issues.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

US Dollars

Base Salary	Other benefits (1)	Retirement benefits (2)	Annual cash bonus	Value of Deferred Shares (3)	UK GAAP Subtotal 2004	UK GAAP Subtotal 2003	Share-based compensation - long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2004	Total 2003

FIXED	FIXED	FIXED	AT RISK	AT RISK			AT RISK	AT RISK
1 250 000	321 071	600 000	1 070 125	997 504	4 238 700	3 734 357	590 330	(385 548)	4 443 482	3 543 809

Notes:

(1)	Other benefits

Includes medical insurance and professional fees. Mr Goodyear also received a relocation allowance and expenses.

(2)	Retirement benefits

Mr Goodyear is entitled to receive 48 per cent of his salary in the form of retirement benefits. For the period July to September 2003 he took this benefit as a cash gratuity. From October 2003, he elected to defer receipt and participate in the Group’s Retirement Savings Plan.

(3)	Deferred Shares

This represents the estimated fair value of Deferred Shares earned in the year. The actual Deferred Shares will be awarded to Mr Goodyear subject to approval by shareholders at the annual general meetings in 2004. Mr Goodyear can elect to receive Options instead of Deferred Shares or a combination of both.

(4)	Share-based compensation – long-term

The amount in respect of long-term Share-based compensation represents the estimated value of awards granted under the long-term incentive schemes.

The estimated value has been calculated using a Black-Scholes option pricing methodology (taking no account of Performance Hurdles) adjusted to reflect the expected vesting percentage. Details of outstanding awards and awards vesting in the year are set on in the tables below. The estimated value of the award made in any year is allocated in equal amounts to each of the years during the performance period, but is adjusted each year to reflect the then expected vesting percentage on a cumulative basis.

(5)	In accordance with UK GAAP, 100 per cent of the estimated fair value of Deferred Shares earned during the 2004 year is included in the remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration for the current and earlier years is to be included over the vesting period. The column headed ‘Adjustment’ represents the difference between the measurement methods. Hence the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.

3.1.4 Share and Option plans

The tables below set out details of Mr Goodyear’s interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2004. All Shares and Options issued form part of Mr Goodyear’s at risk remuneration. The extent to which Shares (save for Deferred Shares and Options) will vest is wholly dependent on the extent to which the Performance Hurdles are met.

Share options

BHP Billiton Limited Ordinary Shares under option

Scheme	At 1 July 2003	Granted(2)	Exercised(3)	Lapsed	At 30 June 2004	Exercise price(4)	First exercise date	Expiry date

GIS 2003 Options		320 725	—	—	320 725	A$11.11	August 2005	August 2008
ESP 2000(1)	722 785	—	—	—	722 785	A$7.60	3 April 2003	2 April 2010
ESP 1999(1)	557 576	—	206 511	—	351 065	A$6.92	23 April 2002	22 April 2009

Notes:

(1)	All of this award is exercisable.
(2)	The market price of BHP Billiton Limited Shares on date of grant (21 November 2003) was A$10.76. The fair market value per Option was A$2.92.
(3)	The market price on the date of exercise (23 December 2003) was A$11.93. The aggregate gain was A$1 034 676. Options over 351 065 Shares remain exercisable.
(4)	Represents the exercise price payable on Options.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Shares awarded

BHP Billiton Limited Ordinary Shares under award

Scheme	At 1 July 2003	Granted(1)	Vested(2)	Lapsed	At 30 June 2004	Vesting date

GIS 2003 Deferred	—	28 093	—	—	28 093	August 2005
GIS 2003 Performance	—	112 375	—	—	112 375	August 2006
GIS 2002 Performance	180 154	—	—	—	180 154	August 2005
PSP 2001	136 573	—	—	—	136 573	1 October 2004
PSP 2000	184 483	—	184 483	—	—	1 July 2003

Total	501 210	140 468	184 483	—	457 195

Notes:

(1)	The market price of BHP Billiton Limited Shares on date of grant (21 November 2003) was A$10.76. The fair market value per Performance Share and Deferred Share was A$4.58 and A$10.03 respectively.
(2)	75 per cent of the Shares vested on 1 July 2003, following the end of the performance period, and the BHP Billiton Limited market price was A$8.56. The remaining 25 per cent vested on 1 September 2003, and the BHP Billiton Limited market price was A$11.00. The market price on the date of exercise (18 September 2003) was A$10.80. The aggregate gain was A$1 992 416.

3.1.5 Retirement benefits

Mr Goodyear’s remuneration includes a payment in lieu of a contribution by the Group to a superannuation or pension fund fixed at an annual rate of 48 per cent of base salary. Mr Goodyear may elect to have this paid into a superannuation or pension fund or, instead, to defer receipt, subject to the rules of a Retirement Savings Plan established for this purpose which allow Mr Goodyear to accumulate these annual payments and to defer receipt until after he retires from the Group. The Plan allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.

In the event of death-in-service, a benefit of four times base salary will be paid. The overall annual pension payable to his spouse at the time of his death, until she dies, will be equal to two-thirds of one-thirtieth of Mr Goodyear’s pensionable salary at date of death, for each year of service from 1 January 2003 to his normal retirement date. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.

3.2 Mr Miklos (Mike) Salamon

3.2.1 Summary of remuneration arrangements

Mr Salamon’s remuneration is made up of fixed and at risk components. For the year ended 30 June 2004, fixed remuneration, which comprises base salary, retirement benefits and other benefits, equals 55 per cent of total remuneration, when calculated at the target level of performance.

The at risk remuneration is made up of short and long-term incentives. Short-term incentives generally take the form of cash and are measured against KPIs. Long-term incentives are delivered through equity awards and are measured against Performance Hurdles. At risk remuneration for the year ended 30 June 2004 equals 45 per cent of total remuneration when calculated at the target level of performance.

The Committee has assessed Mr Salamon’s performance for the year and has concluded that, save for the KPI relating to Health, Safety and Environment, it was above target. Accordingly, the value of the at risk remuneration, and therefore the percentage of the total that is attributable to at risk remuneration, will be greater than the target percentage.

The tables that appear in sections 3.2.3 to 3.2.5 of the Report have been prepared in accordance with the law and accounting standards in the UK. While the information presented is fulsome, it does not readily give a picture of the amount of remuneration Mr Salamon earned for the year. One of the reasons for this is that the value of the at risk remuneration cannot be finally determined until (i) approval to issue Shares has been granted by shareholders; (ii) the price at which the Shares are issued is known; and (iii) the performance period has expired and performance has been assessed against the Performance Hurdles. For these reasons the value of the at risk remuneration has to be estimated.

In the case of Deferred Shares the only vesting condition is for Mr Salamon to remain in the employment of the Group for two further years. In the case of Performance Shares, the Performance Hurdles include TSR and EPS measures. Accordingly, the number, if any, of Shares that will ultimately vest cannot be determined until the service period has been completed and the Performance Hurdles have been assessed (in 2006 in the case of Deferred Shares and 2007 in the case of Performance Shares). The value of the Shares that form part of the at risk remuneration appearing throughout this section of the Report, are therefore estimates.

The summary below outlines Mr Salamon’s fixed and at risk remuneration for the year ended 30 June 2004.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Component of remuneration	Amount US$	Further information

Fixed remuneration
(Comprising base salary and benefits including retirement benefits)	1 895 370	see section 3.2.3
At risk remuneration
Cash bonus	852 089	see section 3.2.3
Estimated fair value of the Deferred Shares	784 326	see section 3.2.4
Notional fair value of the Performance Shares	357 877	see section 3.2.4

Estimated total remuneration for financial year 2004	3 889 662

At this year’s annual general meetings shareholders will be asked to approve amendments to the GIS which will include the replacement of the three-year Performance Share component of the GIS with an award of Shares under a new five-year plan. If this resolution is approved no Performance Shares will be issued to Mr Salamon in relation to the 2004 year. Shares under the new five-year plan will be issued in their place. Details of the proposed number of Shares and the Performance Hurdles that will apply are detailed in the Notices convening the 2004 annual general meetings. The method of assessing the remaining parts of the at risk remuneration under the GIS – the cash bonus and Deferred Shares/Options – will remain intact. The table above includes a notional fair value for the Performance Shares that would be issued (subject to shareholders’ approval) but for the proposed amendments to the GIS.

3.2.2 Service contract

Mr Salamon has contracts of employment with BHP Billiton Plc and BHP Billiton Services Jersey Limited, a wholly-owned subsidiary of BHP Billiton Plc, both dated 1 September 2003.

Mr Salamon’s employment agreements automatically terminate on his sixtieth birthday. At any time prior to his sixtieth birthday each service contract can be terminated by either the Group or Mr Salamon providing 12 months’ notice. The Company may make a payment in lieu of notice of 12 months, equal to 150 per cent of base salary. This payment reflects the market practice at the time the terms were agreed.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Salamon to maintain any ongoing participation in relation to the long-term incentive schemes in which he participates in the event of his departure. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

3.2.3 Remuneration

The remuneration paid to Mr Salamon for the year ended 30 June 2004 is set out in the table below.

Mr Salamon participated in the GIS throughout the year. The target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of adjusted salary. Group KPIs represented 30 per cent of the total performance measures. Fifty per cent of the weighting applied to KPIs in relation to the operating business and the remaining 20 per cent was attributable to personal KPIs. The Committee has assessed the Group’s and Mr Salamon’s performance for the year and awarded 89.8 per cent of adjusted salary as a cash bonus. The Committee has set Mr Salamon’s KPIs for the year ended 30 June 2005 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent 30 per cent of the total performance measures. Forty per cent of the weighting will apply to KPIs in relation to the operating business. The remaining 30 per cent is attributable to personal KPIs that include performance of key senior executives reporting to Mr Salamon, safety-oriented operating discipline, performance of key projects in the Non-Ferrous Materials group, development of the BHP Billiton Way and the function of the Operating Committee.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

US Dollars

Base Salary	Other benefits (1)	Annual cash bonus	Value of Deferred Shares (2)	UK GAAP Subtotal 2004	UK GAAP Subtotal 2003	Retirement benefits (3)	Share-based compensation long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2004	Total 2003

FIXED	FIXED	AT RISK	AT RISK			FIXED	AT RISK	AT RISK
1 197 666	42 581	852 089	784 326	2 876 662	2 542 388	655 123	622 057	(314 751)	3 839 091	2 947 460

Notes:

(1)	Other benefits

Includes medical insurance, life assurance related benefits, car allowance and professional fees.

(2)	Deferred Shares

This represents the estimated fair value of Deferred Shares earned in the year. The actual Deferred Shares will be awarded to Mr Salamon subject to approval by shareholders at the annual general meetings in 2004. Mr Salamon can elect to receive Options instead of Deferred Shares or a combination of both.

(3)	Retirement benefits

The estimated benefit in respect of pensions includes contributions payable in respect of actual/notional contributions that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Salamon are set out in section 3.2.5.

(4)	Share-based compensation – long-term

The amount in respect of long-term Share-based compensation represents the estimated value of awards granted under the long-term incentive schemes.

The estimated value has been calculated using a Black-Scholes option pricing methodology (taking no account of Performance Hurdles) adjusted to reflect the expected vesting percentage. Details of outstanding awards and awards vesting in the year are set out in the tables below. The estimated value of the award made in any year is allocated in equal amounts to each of the years during the performance period, but is adjusted each year to reflect the then expected vesting percentage on a cumulative basis.

(5)	In accordance with UK GAAP, 100 per cent of the estimated fair value of Deferred Shares earned during the 2004 year is included in the remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration for the current and earlier years is to be included over the vesting period. The column headed ‘Adjustment’ represents the difference between the measurement methods. Hence the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.

3.2.4 Share and Option plans

The table below sets out details of Mr Salamon’s interests in incentive plans including the number of Shares awarded in the financial year ended 30 June 2004. All of the Shares and Options issued form part of Mr Salamon’s at risk remuneration. The extent to which Shares (save for Deferred Shares and Options) vest will be wholly dependent on the extent to which the Performance Hurdles are met.

Shares awarded

BHP Billiton Plc Ordinary Shares under award

Scheme	At 1 July 2003		Granted(1)	Vested	Lapsed(2)	At 30 June 2004	Vesting date

GIS 2003 Deferred	—		89 056	—	—	89 056	August 2005
GIS 2003 Performance	—		89 056	—	—	89 056	August 2006
GIS 2002 Performance	193 706		—	—	—	193 706	August 2005
CIP 2001	107 206	(3)	—	—	11 911	95 295	1 October 2005
RSS 2001	198 163		—	—	—	198 163	1 October 2004

Total	499 075		178 112	—	11 911	665 276

Notes:

(1)	The market price of BHP Billiton Plc Shares on date of grant (21 November 2003) was £4.32. The fair market value per Performance Share and Deferred Share was £1.84 and £3.98 respectively.
(2)	The first performance period ceased on 30 September 2003. Based on the performance measured at the end of the first performance period, 60 per cent out of a maximum of 80 per cent Matching Shares were capable of vesting. The remaining 20 per cent lapsed. Correspondingly, the maximum that can vest at the end of the second performance period has also been reduced. Mr Salamon did not elect to leave the CIP at the end of the first performance period and will remain in the Plan until October 2005.
(3)	Includes 26 471 Committed Shares invested by Mr Salamon.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3.2.5 Retirement benefits

Defined Benefit Pension (US Dollars)

Amount by which the annual pension entitlement has increased during the year ended 30 June 2004(1)	Total annual pension entitlement as at 30 June 2004	Estimated capital value (transfer value) of the increase in annual pension entitlement(1)	Estimated capital value (transfer value) of total accrued pension at 30 June 2004	Estimated capital value (transfer value) of total accrued pension at 30 June 2003

78 720	768 503	2 169 571	7 870 626	5 701 055

Notes:

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation. The increase in transfer value of total accrued pension is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the Director also without any allowance for inflation.

The increase in accrued pension after making an allowance for inflation of 3 per cent (2003: 3.3 per cent) was US$58 026 (2003: US$63 966) and the transfer value of that increase less the contributions made to the scheme by the Director was US$594 275 (2003: US$578 420).

BHP Billiton Plc and BHP Billiton Services Jersey Limited have established non-contributory defined benefit pension arrangements under which Mr Salamon will be entitled to a pension at normal retirement date (age 60), equal to two-thirds of pensionable salary provided he has completed 20 years service with the Group or predecessor companies. Only base salary is pensionable. At the date of this Report Mr Salamon was 49 years of age.

Each year Mr Salamon has the right to determine whether his pension provision for that year’s salary under each service contract with BHP Billiton Plc and BHP Billiton Services Jersey Limited is made under a defined benefit or defined contribution arrangement for service after 1 July 1997. Alternatively, he can choose to receive a cash sum at equivalent cost to the Group. Once he has completed 20 years or more service, the cash sum option will no longer be available to him.

If he has chosen in any year to have a defined contribution arrangement he may elect subsequently to have the defined contribution benefit for that year and any previous years converted to a defined benefit promise, in which case he must surrender the defined contribution benefit accrued.

If Mr Salamon retires before age 60, his accrued defined benefit pension entitlement will normally be reduced for early payment at the rate of 4 per cent per annum.

In terms of the rules of the scheme all pensions in payment will be indexed in line with the retail price index.

In the event of death-in-service, a lump sum benefit of four times base salary will be paid. A spouse’s pension on death-in-service of two-thirds of the prospective pension will also be paid.

In the event of the death of Mr Salamon while in retirement, a surviving spouse’s pension of two-thirds of the pension in payment, before the effect of commutation, will be paid.

4. Specified Executives and Highest Paid Officers (other than Directors)

The Specified Executives of the Group are those executives, other than executive Directors and numbering at least five, who have the greatest authority for managing the Group. This section contains information relating to that group of executives.

As noted in section 2.1 above, senior executives’ total remuneration is divided into two components – fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles which contribute to the Group’s overall profitability and performance.

4.1 Service contracts

As outlined in section 2, it is the Group’s policy that service contracts for senior executives are unlimited in term but capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to 12 months’ pays in lieu of notice. Where contracts contain notice periods in excess of 12 months those contracts reflect market practice at the time the terms were agreed.

As reported in section 2, the service contracts typically outline the components of remuneration paid to the executive but do not prescribe how remuneration levels are to be modified from year to year.

The termination provisions in the service contracts with the Specified Executives are summarised in the table below.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

Name and job title	Employing company	Notice period company	Notice period employee	Termination provisions(1)

Philip Aiken, Group President Energy	BHP Billiton Limited	12 months	6 months	On termination the Company may make a payment in lieu of notice equal to 12 months base salary plus the superannuation or retirement benefit contribution for that period

Marius Kloppers, Chief Commercial Officer	BHP Billiton Plc	12 months	6 months	On termination the Company may make a payment in lieu of notice equal to 12 months base salary plus the superannuation or retirement benefit contribution for that period

Chris Lynch, Chief Financial Officer	BHP Billiton Limited	12 months	6 months	On termination the Company may make a payment in lieu of notice equal to 12 months base salary plus the superannuation or retirement benefit contribution for that period

Robert Kirkby, President Carbon Steel Materials	BHP Billiton Limited	12 months	6 months	On termination the Company may make a payment in lieu of notice equal to 12 months base salary plus the superannuation or retirement benefit contribution for that period

John Fast, Chief Legal Counsel	BHP Billiton Limited	3 months	3 months	On termination the Company may make a payment in lieu of notice equal to 3 months base salary plus a termination payment of 21 months base salary

Notes:

(1)	The Committee has not considered the circumstances in which it would exercise its discretion to allow the executives to maintain any ongoing participation in relation to the long-term incentive schemes in which they participate in the event of their departures. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

4.2 Remuneration

The table below outlines the fixed and at risk remuneration of the specified executives for the year ended 30 June 2004.

Executive	Base salary	Other benefits (1)	Annual cash bonus	Value of Deferred Shares (2)	UK GAAP Subtotal 2004	UK GAAP Subtotal 2003	Retirement benefits(3)	Share-based compensation long-term (4)	Adjustment for Deferred Share vesting period (5)	Total 2004	Total 2003

US Dollars	FIXED	FIXED	AT RISK	AT RISK			FIXED	AT RISK	AT RISK
Philip Aiken	882 427	519 032	642 716	599 099	2 643 274	2 162 896	318 556	490 128	(225 782)	3 226 176	2 281 001
Marius Kloppers	719 262	158 398	647 228	595 759	2 120 647	1 933 182	320 817	350 018	(267 750)	2 523 732	1 899 673
Chris Lynch	716 480	27 272	613 680	572 034	1 929 466	1 705 112	248 619	390 901	(229 636)	2 339 350	1 729 507
Robert Kirkby	696 801	1 272	630 430	587 650	1 916 153	1 453 600	255 029	348 595	(247 454)	2 272 323	1 548 862
John Fast	638 944	—	591 726	551 569	1 782 239	1 323 160	229 381	384 082	(234 446)	2 161 256	1 459 472
David Munro (6)	500 157	83 067	—	—	583 224	1 647 037	—	—	—	583 224	1 570 310

Notes:

(1)	Other benefits

Includes medical insurance, life assurance related benefits, professional fees, payout of unused leave entitlements, relocation allowance and expenses where applicable.

(2)	Deferred Shares

This represents the estimated fair value of Deferred Shares earned in the year. Employees can elect to receive Options instead of Deferred Shares or a combination of both.

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

Notes to Financial Statements continued

(4)	Share-based compensation – long-term

The amount in respect of long-term Share-based compensation represents the estimated value of awards granted under the long-term incentive schemes.

The estimated value has been calculated using a Black-Scholes option pricing methodology (taking no account of Performance Hurdles) adjusted to reflect the expected vesting percentage. Details of outstanding awards and awards vesting in the year are set on in the tables below. The estimated value of the award made in any year is allocated in equal amounts to each of the years during the performance period but is adjusted each year to reflect the then expected vesting percentage on a cumulative basis.

(5)	In accordance with UK GAAP, 100 per cent of the estimated fair value of Deferred Shares earned during the 2004 year is included in the remuneration in the column headed ‘Value of Deferred Shares’. Under US GAAP, such remuneration for the current and earlier years is to be included over the vesting period. The column headed ‘Adjustment’ represents the difference between the measurement methods. Hence the addition of the columns headed ‘Value of Deferred Shares’ and ‘Adjustment’ represents the remuneration associated with Deferred Shares under US GAAP.
(6)	Resigned January 2004. As all awards under Share incentive plans lapsed on resignation, no amount of remuneration for such plans has been attributed to David Munro for the period.

4.3 Group Incentive Scheme

All of the Specified Executives participated in the GIS for the year ended 30 June 2004 and all have been invited to participate for the year commencing 1 July 2004. For both years, the target cash bonus amount for each Specified Executive is 70 per cent of salary. For the year commencing 1 July 2004, KPIs are split between Group and personal KPIs. Personal measures include both Customer Sector Group measures as well as measures which are business or function-specific. Personal measures range from 55 per cent to 75 per cent of the total KPIs for each Specified Executive.

If the proposed changes to the GIS outlined in section 2.2.1 above are approved by shareholders at the 2004 annual general meetings no Performance Shares will be issued to Specified Executives in relation to the 2004 year. Shares under the new five-year plan will be issued in their place.

	Year ended 30 June 2004		Year commencing 1 July 2004

	Percentage of total remuneration at risk at the target level of performance	Group measures	Group measures

Philip Aiken	46%	20% weighting of total performance measures	25% weighting of total performance measures

Marius Kloppers	50%	30% weighting of total performance measures	45% weighting of total performance measures

Chris Lynch	54%	45% weighting of total performance measures	45% weighting of total performance measures

Robert Kirkby	55%	20% weighting of total performance measures	30% weighting of total performance measures

John Fast	55%	45% weighting of total performance measures	45% weighting of total performance measures

4.4 Share and Option plans

The table below summarises details of the Specified Executives’ interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2004, all of which were granted as remuneration. Detailed information on their interests in the plans is set out in note 31. No Options held by Specified Executives are vested but not exercisable, except where stated. All of the Shares and Options issued form part of the executives’ at risk remuneration. The extent to which Shares (save for Deferred Shares and Options) vest, will be wholly dependent on the extent to which the Performance Hurdles are met.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

	Balance at 1 July 2003	Granted	Exercised	Vested	Lapsed	Balance at 30 June 2004

Philip Aiken • Shares • Options	489 999 516 275	139 630 —	122 621 516 275	— —	— —	507 008 —
Marius Kloppers • Shares • Options	310 873 —	110 756 —	— —	— —	11 911 —	409 718 —
Chris Lynch • Shares • Options	350 947 —	122 020 —	61 987 —	— —	— —	410 980 —
Robert Kirkby • Shares • Options • Partly Paid Shares	307 800 340 740 362 588	116 062 — —	89 659 340 740 —	— — —	2 823 — —	331 380 — 362 588
John Fast • Shares • Options	360 539 413 020	109 564 —	96 854 413 020	— —	4 516 —	368 733 —
David Munro • Shares • Options (resigned January 2004)	326 908 —	98 614 —	— —	— —	425 522 —	— —

4.5 Retirement benefits

For service following 1 January 2003, retirement, death and disability benefits were aligned for the Specified Executives.

Retirement benefits were aligned on a defined contribution basis. For each executive a defined contribution rate was calculated to target a pension accrual of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60. Allowance for a two-thirds spouse’s pension in retirement plus inflation indexation in payment was also incorporated into the calculations. To deliver the retirement promise, the executive is given a choice of funding vehicles including the executive’s current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash gratuity in lieu. The aggregate cost to the Company of exercising these funding choices will not exceed the calculated contribution rate for each executive.

On death-in-service a lump sum of four times base salary will be payable. In addition a spouse’s pension of two-thirds of 2.2 per cent of basic salary at death for each year of service from 1 January 2003 to age 60 will be payable. Dependants’ benefits are payable in addition and periods of service where the executive elected a cash gratuity are excluded. If the executive leaves on the grounds of incapacity, a disability pension payable for the duration of the executive’s life of 2.2 per cent for each year of service from 1 January 2003 to age 60 will be payable. Periods of service where the executive elects a cash gratuity are excluded from the disability pension. No spouses’ benefit will be payable following death in disablement.

Benefits accrued by the executive in retirement arrangements before 1 January 2003 will be payable in addition to those described above.

5. Non-executive Directors

5.1 Remuneration policy

In May 2001 shareholders approved an aggregate sum of A$3 million to be used to remunerate non-executive Directors. Fees payable to non-executive Directors were last set in 2002 and a review was considered appropriate in 2004. Following that review the Board agreed to revise the existing remuneration arrangements with effect from 1 July 2004. Fees payable to non-executive Directors will, in future, be reviewed on an annual basis.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board. In revising the fees the Board reviewed remuneration rates of non-executive directors and chairmen of other companies, including those companies in the comparator group used in the GIS and detailed in section 2.2.1 above. The Board is conscious that just as the Group must set remuneration levels to attract and retain talented executives, so it must also ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of director necessary to effectively contribute to a high-performing Board.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

The revised elements of remuneration are:

•	a base fee of US$85 000 per annum (increased from US$60 000)

•	a base fee of US$105 000 per annum for the Senior Independent Director of BHP Billiton Plc (previously US$80 000)

•	a base fee of US$450 000 per annum for the Chairman (previously US$240 000)

•	a Committee membership fee of US$15 000 for HSE and Remuneration Committee members and US$20 000 for members of the Risk Management and Audit Committee. No additional fee is paid for membership of the Nomination Committee

•	a fee of US$25 000 for the Chairman of each of the HSE and Remuneration Committees and US$40 000 for the Chairman of the Risk Management and Audit Committee (previously US$7 500), and

•	a travel allowance of US$2 000 for air travel that is more than three hours but less than 12 hours (previously US$1 000) and US$5 000 where air travel is more than 12 hours (previously US$2 500).

The previous meeting attendance fee of US$1 000 for each meeting attended has been abandoned.

Fees continue to be denominated in US dollars and paid in US dollars, Australian dollars or UK Sterling, as nominated by the Director. Non-executive Directors are not eligible to participate in any of the Group’s incentive arrangements.

A standard letter of engagement has been developed for non-executive Directors and is available on the website at www.bhpbilliton.com/bbContentRepository/AboutUs/Governance/lt_AppointmentasnonexecutiveDirector.pdf.

Each non-executive Director is appointed subject to periodic re-election by the shareholders. There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.

5.2 Remuneration paid

Remuneration paid to non-executive Directors for the year ended 30 June 2004 is set out in the table below.

	Fees	Committee Chair fees	Attendance fees	Travel allowances	Other benefits	Subtotal 2004 UK GAAP	Subtotal 2003 UK GAAP	Retirement benefits (1)	Total 2004	Total 2003

Don Argus	240 000	—	—	4 500	—	244 500	247 500	12 660	257 160	260 125
David Brink	60 000	7 500	18 000	9 000	5 619	100 119	98 281	—	100 119	98 281
John Buchanan	80 000	7 500	10 000	11 000	—	108 500	44 832	—	108 500	44 832
Michael Chaney (2)	60 000	—	9 000	10 000	1 826	80 826	81 500	3 165	83 991	84 655
David Crawford	60 000	7 500	24 000	9 500	—	101 000	96 000	3 561	104 561	99 550
Cornelius Herkstroter (3)	18 871	—	6 000	2 500	2 553	29 924	86 281	—	29 924	86 281
David Jenkins	60 000	—	32 000	18 000	—	110 000	100 500	—	110 000	100 500
Lord Renwick	60 000	—	8 000	5 000	—	73 000	76 500	—	73 000	76 500
John Schubert	60 000	—	12 000	8 500	—	80 500	78 375	3 165	83 665	81 625

Notes:

(1)	BHP Billiton Limited contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.
(2)	Michael Chaney has requested that fees payable to him are paid instead to his employer, Wesfarmers Limited.
(3)	Retired on 24 October 2003.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

5.3 Retirement benefits

The following table sets out the accrued retirement benefits under the now closed Retirement Plan of BHP Billiton Limited, together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund. The Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US Dollars

Name	Completed years of service at 30 June 2004	Increase in lump sum entitlement(1)	Lump sum entitlement at 30 June 2004	Lump sum entitlement at 30 June 2003

Don Argus	8	82 387	1 079 770	997 383
Michael Chaney	9	21 122	285 135	264 013
David Crawford	10	23 098	301 779	278 681
David Jenkins	4	56 588	188 595	132 007
John Schubert	4	11 734	143 741	132 007

(1)	On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual to the date of closure, together with application of the earnings rate and foreign exchange impact.

6. Aggregate Directors’ Remuneration

The aggregate remuneration of executive and non-executive Directors of BHP Billiton in accordance with UK generally accepted accounting principles is set out in the table below.

US Dollars (million)

	2004	2003

Emoluments	8	7
Termination payments	—	12
Awards vesting under long-term incentive	1	—
Gains on exercise of options	1	—	(1)

Total	10	19

(1)	Mr Goodyear exercised options during the year ended 30 June 2003 with a gain of US$0.2 million.

Supplementary information

Supplementary oil and gas information (unaudited)

Reserves and production

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, the assessment of impairments and other less direct impacts such as the assessment of the need for provisions against deferred tax assets) that are based on reserve estimates are also subject to change.

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other producing reservoirs in the immediate area. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In certain deepwater Gulf of Mexico fields we have claimed proved reserves before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting those tests. In these fields we have used other industry-accepted technologies, which we consider provide reasonably certain estimates of productivity. Historically, actual production levels have validated our proved reserves estimated by these methods.

The table below details our oil, condensate, LPG and gas reserves, estimated at 30 June 2004, 30 June 2003 and 30 June 2002 with a reconciliation of the changes in each year. Our reserves have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves include quantities of oil, condensate and LPG which will be produced under several production and risk sharing arrangements that involve us in upstream risks and rewards but do not transfer ownership of the products to us. At 30 June 2004, approximately 17 per cent (2003: 19 per cent; 2002: 17 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil (2003: nil; 2002: nil) of natural gas reserves are attributable to those arrangements. Our reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

(millions of barrels)	Australia/ Asia	Americas	UK/Middle East	Total

Proved developed and undeveloped oil, condensate and LPG reserves (a)
Reserves at 30 June 2001	376.8	96.3	134.2	607.3
Improved recovery	—	—	—	—
Revisions of previous estimates	12.1	3.2	(11.0)	4.3
Extensions and discoveries	3.4	70.2	—	73.6
Purchase/sales of reserves	—	—	—	—
Production (b)	(63.3)	(9.0)	(14.3)	(86.6)

Total changes	(47.8)	64.4	(25.3)	(8.7)

Reserves at 30 June 2002	329.0	160.7	108.9	598.6
Improved recovery	—	—	0.1	0.1
Revisions of previous estimates	52.2	(12.2)	12.2	52.2
Extensions and discoveries	0.5	10.1	3.9	14.5
Purchase/sales of reserves	—	—	—	—
Production (b)	(55.1)	(6.6)	(11.7)	(73.4)

Total changes	(2.4)	(8.7)	4.5	(6.6)

Reserves at 30 June 2003	326.6	152.0	113.4	592.0
Improved recovery	—	—	—	—
Revisions of previous estimates	20.2	(2.6)	(9.5)	8.1
Extensions and discoveries	0.4	11.0	1.1	12.5
Purchase/sales of reserves	–	(4.0)	–	(4.0)
Production (b)	(46.3)	(7.6)	(14.1)	(68.0)

Total changes	(25.7)	(3.2)	(22.5)	(51.4)

Reserves at 30 June 2004 (c)	300.9	148.8	90.9	540.6

Proved developed oil, condensate and LPG reserves (a)
Reserves at 30 June 2001	268.6	9.4	40.9	318.9
Reserves at 30 June 2002	233.1	15.9	30.2	279.2
Reserves at 30 June 2003	227.8	9.9	24.5	262.2
Reserves at 30 June 2004	201.9	5.4	54.8	262.1

(a)	In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and LPG reserves include 12.6 million barrels derived from probabilistic aggregation procedures.

(billions of cubic feet)	Australia/ Asia (a)	Americas	UK/Middle East	Total

Proved developed and undeveloped natural gas reserves
Reserves at 30 June 2001	4 078.4	139.1	594.0	4 811.5
Improved recovery	—	—	—	—
Revisions of previous estimates	3.9	2.7	(35.8)	(29.2)
Extensions and discoveries	605.9	37.3	—	643.2
Purchases/sales of reserves	—	—	—	—
Production (b)	(187.4)	(25.1)	(69.0)	(281.5)

Total changes	422.4	14.9	(104.8)	332.5

Reserves at 30 June 2002	4 500.8	154.0	489.2	5 144.0
Improved recovery	—	—	16.7	16.7
Revisions of previous estimates	404.1	4.9	(7.0)	402.0
Extensions and discoveries	188.9	10.2	—	199.1
Purchases/sales of reserves	—	—	—	—
Production (b)	(189.2)	(21.8)	(79.9)	(290.9)

Total changes	403.8	(6.7)	(70.2)	326.9

Reserves at 30 June 2003	4 904.6	147.3	419.0	5 470.9
Improved recovery	—	—	—	—
Revisions of previous estimates	114.6	2.2	(10.0)	106.8
Extensions and discoveries	51.6	4.6	—	56.2
Purchases/sales of reserves	—	(32.8)	—	(32.8)
Production (b)	(222.9)	(20.5)	(77.0)	(320.4)

Total changes	(56.7)	(46.5)	(87.0)	(190.2)

Reserves at 30 June 2004 (c)	4 847.9	100.8	332.0	5 280.7

Proved developed natural gas reserves
Reserves at 30 June 2001	2 303.2	84.6	550.2	2 938.0
Reserves at 30 June 2002	2 455.1	79.9	481.9	3 016.9
Reserves at 30 June 2003	2 560.4	64.8	397.1	3 022.3
Reserves at 30 June 2004	2 539.7	20.1	310.0	2 869.8

(a)	Production for Australia includes gas sold as LNG.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 233.2 billion cubic feet derived from probabilistic aggregation procedures.

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

Capitalised costs incurred relating to oil and gas producing activities

The following table shows the aggregate capitalised costs relating to oil and gas producing activities and related accumulated depreciation, depletion and amortisation and impairments.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M

Capitalised cost
2004
Unproved properties	48	392	6	446
Proved properties	4 655	1 693	3 283	9 631

Total costs (a)(b)	4 703	2 085	3 289	10 077
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2 509)	(609)	(1 807)	(4 925)

Net capitalised costs	2 194	1 476	1 482	5 152

2003
Unproved properties	31	255	6	292
Proved properties	4 312	1 229	2 961	8 502

Total costs (a)(b)	4 343	1 484	2 967	8 794
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2 373)	(582)	(1 428)	(4 383)

Net capitalised costs	1 970	902	1 539	4 411

2002
Unproved properties	21	209	4	234
Proved properties	4 170	865	2 541	7 576

Total costs (a)(b)	4 191	1 074	2 545	7 810
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2 417)	(409)	(1 118)	(3 944)

Net capitalised costs	1 774	665	1 427	3 866

(a)	Includes US$286 million (2003: US$286 million; 2002: US$286 million) attributable to prior year revaluations of fixed assets above historical costs and related accumulated amortisation thereof of US$232 million (2003: US$228 million; 2002: US$222 million).
(b)	Includes US$132 million (2003: US$127 million; 2002: US$125 million) attributable to capitalised exploration, evaluation and development expenditures, which would be expensed under US GAAP and related accumulated amortisation thereof of US$89 million (2003: US$88 million; 2002 US$87 million).
(c)	Includes US$8 million (2003: US$8 million; 2002: US$nil) of exploration costs previously capitalised now written off as impaired, which would not have been written off under US GAAP.

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M

2004
Acquisitions of unproved property	—	27	—	27
Exploration (a)	57	242	14	313
Development	353	426	137	916

Total costs (b)	410	695	151	1 256

2003
Acquisitions of unproved property	—	18	—	18
Exploration (a)	41	155	28	224
Development	304	315	236	855

Total costs (b)	345	488	264	1 097

2002
Acquisitions of unproved property	—	20	—	20
Exploration (a)	28	194	46	268
Development	236	186	289	711

Total costs (b)	264	400	335	999

(a)	Represents gross exploration expenditure.
(b)	Total costs include US$1 080 million (2003: US$943 million; 2002: US$847 million) capitalised during the year.

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 4 to the financial statements ‘Analysis by business segment’ but differs in several respects as to the level of detail and geographic presentation. Amounts shown in the following table exclude interest income and borrowing costs, and general corporate administrative costs. Petroleum general and administrative costs relating to oil and gas activities are included.

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M

2004
Oil and gas sales	2 171	350	706	3 227
Production costs	(240)	(46)	(114)	(400)
Exploration expenses (a)	(36)	(131)	(14)	(181)
Depreciation, depletion and amortisation (a)	(188)	(143)	(244)	(575)
Production taxes	(524)	(26)	(4)	(554)

	1 183	4	330	1 517
Income taxes	(330)	(6)	(121)	(457)

Results of oil and gas producing activities (b)	853	(2)	209	1 060

2003
Oil and gas sales	2 131	289	541	2 961
Production costs	(297)	(50)	(86)	(433)
Exploration expenses (a)	(25)	(101)	(28)	(154)
Depreciation, depletion and amortisation (a)	(193)	(138)	(219)	(550)
Production taxes	(523)	(15)	(5)	(543)

	1 093	(15)	203	1 281
Income taxes	(342)	9	(75)	(408)

Results of oil and gas producing activities (b)	751	(6)	128	873

2002
Oil and gas sales	1 888	262	538	2 688
Production costs	(204)	(37)	(80)	(321)
Exploration expenses (a)	(24)	(87)	(41)	(152)
Depreciation, depletion and amortisation (a)	(230)	(142)	(199)	(571)
Production taxes	(446)	(12)	(5)	(463)

	984	(16)	213	1 181
Income taxes	(301)	12	(50)	(339)

Results of oil and gas producing activities (b)	683	(4)	163	842

(a)	Exploration expenses exclude capitalised exploration, evaluation and development expenditures of US$5 million (2003: US$2 million; 2002: US$6 million) which would have been expensed under US GAAP. In a related manner, depreciation is higher in 2004 by US$1 million (2003: US$1 million; 2002: US$1 million) than that required under US GAAP. In addition, exploration expenses include US$nil (2003: US$8 million; 2002: US$nil) of expenditure previously capitalised now written off which would not have not been written off for US GAAP.
(b)	Amounts shown exclude general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 4 to the financial statements. There are no equity minority interests.

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

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

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

	Australia/ Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M

Standardised measure
2004
Future cash inflows	24 463	5 747	3 973	34 183
Future production costs	(8 298)	(818)	(984)	(10 100)
Future development costs (a)(b)	(2 874)	(1 302)	(307)	(4 483)
Future income taxes	(3 888)	(978)	(801)	(5 667)

Future net cash flows	9 403	2 649	1 881	13 933
Discount at 10% per annum	(4 444)	(1 019)	(449)	(5 912)

Standardised measure	4 959	1 630	1 432	8 021

2003
Future cash inflows	21 689	4 992	4 107	30 788
Future production costs	(7 922)	(837)	(1 013)	(9 772)
Future development costs	(2 945)	(1 326)	(242)	(4 513)
Future income taxes	(3 143)	(865)	(620)	(4 628)

Future net cash flows	7 679	1 964	2 232	11 875
Discount at 10% per annum	(3 816)	(745)	(856)	(5 417)

Standardised measure	3 863	1 219	1 376	6 458

2002
Future cash inflows	19 439	4 489	4 020	27 948
Future production costs	(7 209)	(975)	(1 067)	(9 251)
Future development costs	(2 484)	(1 342)	(450)	(4 276)
Future income taxes	(2 909)	(695)	(620)	(4 224)

Future net cash flows	6 837	1 477	1 883	10 197
Discount at 10% per annum	(3 363)	(757)	(597)	(4 717)

Standardised measure	3 474	720	1 286	5 480

(a)	Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2004 are estimated to be US$1 079 million and this amount has been included in the Standardised measure calculation.
(b)	Future costs to develop our proved undeveloped reserves over the next three years are expected to be US$868 million (2005), US$463 million (2006) and US$144 million (2007).

Changes in the Standardised measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

	2004 US$M	2003 US$M	2002 US$M

Changes in the Standardised measure
Standardised measure – beginning of period	6 458	5 480	5 409
Revisions:
Prices, net of production costs	2 584	1 041	342
Revisions of quantity estimates (a)	87	971	599
Accretion of discount	912	789	781
Changes in production timing and other (b)	(115)	(1 020)	(1 136)

	9 926	7 261	5 995
Sales of oil and gas, net of production costs	(2 273)	(1 985)	(1 941)
Sales of reserves-in-place	(23)	—	—
Development costs incurred which reduced previously estimated development costs	916	855	656
Extensions and discoveries, net of future costs	155	577	778
Changes in future income taxes	(680)	(250)	(8)

Standardised measure – end of period	8 021	6 458	5 480

(a)	Changes in reserves quantities are shown in the the Oil and Gas Reserves tables.
(b)	Includes the effect of foreign exchange and changes in future development costs.

Production

The table below details our Petroleum business’ historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the three years ended 30 June 2004, 30 June 2003 and 30 June 2002. We have shown volumes and tonnages of marketable production, after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	2004	2003	2002

Crude oil and condensate production (millions of barrels)
Australia/Asia	38.9	48.0	56.2
Americas	7.5	7.1	9.0
Europe/Middle East	11.6	10.8	13.3

Total	58.0	65.9	78.5

Natural gas production (billions of cubic feet)
Australia/Asia (Domestic)	165.3	126.4	126.0
Australia/Asia (LNG) (leasehold production) (a)	60.8	62.0	59.6
Americas	20.6	20.6	25.2
Europe/Middle East	77.6	72.2	72.7

Total	324.3	281.2	283.5

Liquefied petroleum gas (LPG) production (b) (thousand tonnes)
Australia/Asia (leasehold production)	652.8	644.2	612.0
Europe/Middle East (leasehold production)	200.7	98.9	85.6

Total	853.5	743.1	697.6

Ethane production (thousand tonnes)
Australia/Asia (leasehold production)	94.3	94.9	87.1

Total petroleum products production (millions of barrels of oil equivalent) (c)	122.5	121.8	134.2

Average sales price
Oil and condensate (US$ per barrel)	32.24	28.14	22.58
Natural gas (US$ per thousand cubic feet)	2.62	2.21	1.84

Average production cost (d)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	7.78	8.01	5.83
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	3.27	3.55	2.38

(a)	LNG consists primarily of liquefied methane.
(b)	LPG consists primarily of liquefied propane and butane.
(c)	Total barrels of oil equivalent (boe) conversions based on the following:

6 000 scf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

(d)	Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties. Average production costs also include the foreign exchange effect of translating local currency denominated costs and secondary taxes into US dollars.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorised.

Date: 20 October 2004

/s/ CHRISTOPHER LYNCH

(Signature)

Chief Financial Officer

(Title)

174