Form 20-F
period 2005-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2005-10-03
CIK 811809, 1171264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-09526

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Commission file number: 001-31714

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Securities registered or to be registered

pursuant to section 12(b) of the Act.

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

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,587,977,615	2,468,147,002

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

Item 17    ☐    Item  18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐    No    ☒

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, including statements regarding:

•	estimated reserves;

•	trends in commodity prices;

•	plans, strategies and objectives of management;

•	closure or divestment of certain operations or facilities (including associated costs);

•	anticipated production or construction commencement dates;

•	expected costs or production output;

•	the anticipated productive lives of projects, mines and facilities; and

•	provisions and contingent liabilities.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this annual report.

For example, our future revenues from our operations, projects or mines described in this annual report will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, or the expansion of certain facilities or mines. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets, the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce, activities of government authorities in certain of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty and other factors identified in the description of the risk factors in Item 3D. We cannot assure you that our estimated economically recoverable reserve figures, closure or divestment of such operations or facilities, including associated costs, actual production or commencement dates, cost or production output, or anticipated lives of the projects, mines and facilities discussed in this annual report will not differ materially from the statements contained in this annual report.

GLOSSARY OF TERMS

Technical Terms

In the context of ADSs and listed investments, the term “quoted” means “traded” on the relevant exchange.

We refer in this annual report to tonnes, each of which equals 1,000 kilograms, approximately 2,205 pounds or 1.102 short tonnes. Measures of distance referred to in this annual report are stated in kilometres, each of which equals approximately 0.62 miles, or in metres, each of which equals approximately 3.28 feet.

ADS means American Depositary Share.

A$ means the currency of the Commonwealth of Australia.

Brownfield project means the expansion of an existing operation.

Coal reserves has the same meaning as ore reserves, but specifically concern coal.

Coking coal, by virtue of its carbonisation properties, is used in the manufacture of coke, which is used in the steelmaking process.

Crude oil is a mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well-head and passing through surface separating facilities.

Condensate is a mixture of hydrocarbons which exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Direct reduced iron (DRI) is metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production

DLC merger means the dual listed companies merger between BHP Billiton Limited and BHP Billiton Plc, on 29 June 2001.

DLC structure means the corporate structure resulting from the DLC merger.

Dry gas is a mixture of hydrocarbon gases, inerts and other gases that are in the gaseous phase at pipeline conditions with no free liquids at operating conditions. It is principally composed of methane, ethane and low levels of propanes and butanes depending upon processing and pipeline specifications.

Energy coal is used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Ethane, where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

Farm-in is an arrangement between one or more parties and the company or group holding a lease title to an exploration or production area whereby the former pays to earn an interest in the permit. Payment may be in cash or in the form of a work programme.

Greenfield project means the development of a new project.

Heap leaching is the process by which a soluble mineral can be economically recovered by dissolution from ore piled in a heap.

Hot briquetted iron (HBI) is densified DRI where the densification is carried out at a temperature greater than 650 degrees Celsius. The resultant product has density greater than 5g/cm3. HBI can be used as feedstock for steel production.

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

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made).

Spud means to commence drilling of an oil or gas well.

Total coal reserves are the combination of the proved and probable ore reserves which specifically concern coal.

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

PART I

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

The selected consolidated financial information for the BHP Billiton Group set forth below as at and for the fiscal years ended 30 June 2005, 2004 and 2003 should be read in conjunction with, and is qualified in its entirety by reference to, the audited BHP Billiton Group Annual Financial Statements and the accompanying notes included in this annual report. The assets and liabilities of WMC Resources Ltd (“WMC”), which was acquired on 3 June 2005, have been included in the Consolidated Balance Sheet as at 30 June 2005 and the results of WMC for the period since the date of acquisition have been included in the Consolidated Profit and Loss Account for the year ended 30 June 2005.

	Year ended 30 June
Consolidated Profit and Loss Account	2005		2004		2003		2002		2001
	(US$ millions except per share data)
Amounts in accordance with UK GAAP
Group turnover – total		29,587		22,887		15,608		15,906		17,789
Group turnover – from continuing operations		29,587		22,887		15,608		13,562		14,771
Operating profit (including share of profit of joint ventures and associates)
- including exceptional items – total		9,102		5,418		3,412		2,943		2,825
- excluding exceptional items – from continuing operations		9,181		5,352		3,412		2,984		3,284
- including exceptional items – from continuing operations		9,102		5,418		3,412		2,873		2,612
Net profit before minority interests
- including exceptional items		6,630		3,476		1,941		1,737		1,252
Net profit attributable to members
- including exceptional items		6,398		3,379		1,901		1,690		1,529
Dividends provided for or paid		1,695		1,617		900		784		754
Number of Ordinary Shares (millions) (a)
- at period end		6,056		6,228		6,216		6,044		6,023
- weighted average		6,124		6,218		6,207		6,029		5,944
- weighted average diluted		6,158		6,246		6,222		6,042		5,973
Per Ordinary Share: (a)
- Net profit attributable to members
including exceptional items
- Basic	US$	1.05	US$	0.54	US$	0.31	US$	0.28	US$	0.26
- Diluted	US$	1.04	US$	0.54	US$	0.31	US$	0.28	US$	0.26
-Dividends provided for or paid – BHP Billiton Plc (b)	US$	0.28	US$	0.26	US$	0.145	US$	0.13	US$	0.12
-Dividends provided for or paid – BHP Billiton Limited (b)	US$	0.28	US$	0.26	US$	0.145	US$	0.13	A$	0.247

	Year ended 30 June
Consolidated Profit and Loss Account	2005		2004		2003		2002		2001
	(US$ millions except per share data)
Amounts in accordance with US GAAP
Sales revenue – from continuing operations		29,587		22,887		15,608		13,552		8,100
Other income – from continuing operations		579		385		223		321		516
Operating income – from continuing operations		7,430		3,489		2,780		1,698		629
Net income – total		6,388		2,716		1,581		1,249		882
Net income – from continuing operations		6,388		2,716		1,576		1,513		718
Net (loss)/income – from discontinued operations		—		—		5		(264)		136

Per Ordinary Share (a):

Net income attributable to members
- Basic – from continuing operations	US$	1.04	US$	0.44	US$	0.25	US$	0.25	US$	0.20
- Diluted – from continuing operations	US$	1.04	US$	0.43	US$	0.25	US$	0.25	US$	0.20
- Basic – from discontinued operations		—		—		—	US$	(0.04)	US$	0.04
- Diluted – from discontinued operations		—		—		—	US$	(0.04)	US$	0.04
- Basic – total	US$	1.04	US$	0.44	US$	0.25	US$	0.21	US$	0.24
- Diluted – total	US$	1.04	US$	0.43	US$	0.25	US$	0.21	US$	0.24
Per ADS:
Net income attributable to members
- Basic – total	US$	2.08	US$	0.88	US$	0.50	US$	0.42	US$	0.48
- Diluted – total	US$	2.08	US$	0.86	US$	0.50	US$	0.42	US$	0.48

	At 30 June
Balance Sheet	2005		2004		2003		2002		2001
	(US$ millions)
Amounts in accordance with UK GAAP
Total assets		41,947		30,861		28,363		29,549		28,028
Total non-current portion of interest bearing liabilities (c)		8,024		5,453		6,288		5,534		6,521
Contributed equity		3,363		3,603		3,537		4,895		4,791
Equity attributable to members		17,153		14,038		12,091		12,370		11,340

Amounts in accordance with US GAAP
Total assets – total		47,647		36,675		35,001		35,795		35,232
Total assets – of continuing operations		47,647		36,675		35,001		33,023		32,562
Total non-current portion of interest bearing liabilities – total		9,622		5,452		6,414		6,350		6,607
Total non-current portion of interest bearing liabilities – of continuing operations		9,622		5,452		6,414		6,296		6,544
Equity attributable to members		22,004		18,802		16,832		17,147		16,602

(a)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Plc and BHP Billiton Limited after deduction of the number of shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Trust, the BHP Performance Share Plan Trust and the BHP Bonus Equity Plan Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are shares and options contingently issuable under employee share ownership plans.
(b)	Three dividends were declared for the year ended 30 June 2004, compared to two dividends declared for the year ended 30 June 2005 and prior to 2004, as a result of the Group’s decision to realign dividend declaration dates to coincide with the announcements of our interim and full year results.
(c)	Includes limited recourse finance and finance leases not repayable within 12 months.

Currency of presentation

The BHP Billiton Group publishes its consolidated financial statements in US dollars.

B.	Capitalisation and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Exchange rate movements negatively impacted our profit before interest and taxation in 2004-2005 by US$465 million compared to 2003-2004, including US$40 million relating to net monetary liabilities. Our losses on restatement of all non-US dollar net monetary liabilities, including debt and tax liabilities, were US$40 million, US$278 million and US$380 million in the years ended 30 June 2005, 2004 and 2003 respectively.

Failure to discover new reserves or enhance existing reserves could negatively affect the BHP Billiton Group’s results and financial condition

Because most of our revenues and profits are related to our oil and gas and minerals operations, our results and financial conditions are directly related to the success of our exploration efforts and our ability to replace existing reserves. A failure in our ability to discover new reserves or enhance existing reserves in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

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

The December 1997 Kyoto Protocol established a set of emission targets for developed countries that have ratified the Protocol. Subsequent negotiations have advanced the flexibility of the proposals with the intention of lessening the economic costs to participating countries meeting their emission limitations obligations. It is uncertain at this stage how the Kyoto Protocol will affect our operations and our customers. There is a risk that the Kyoto Protocol may negatively impact our operations and our financial results. Our Petroleum assets in the UK are currently subject to the EU Emissions Trading Scheme. For the rest of our assets, the impacts may be less direct and are more difficult to anticipate.

We may continue to be exposed to increased operational costs due to the costs and lost worker’s time associated with the HIV/AIDS infection rate of our southern African workforce.

The European Registration, Evaluation and Authorisation of Chemicals (REACH) system is anticipated to commence operation in 2006. REACH will require manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment. The extent to which our operations and customers are impacted by these changes will not be clear until the final form of the regulations is determined. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs could negatively affect our financial results.

Despite our best efforts and best intentions, there remains a risk that health, safety and/or environmental incidents or accidents may occur which may negatively impact our reputation and freedom or licence to operate.

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

Actions by governments in the countries in which we operate could have a negative impact on our business

Our business could be adversely affected by new government regulation such as controls on imports, exports and prices, new forms or rates of taxation and royalties.

In South Africa, the Mineral and Petroleum Resources Development Act (2002) (MPRDA) came into effect on 1 May 2004. The law provides for the conversion of existing mining rights (so called “old order rights”) to rights under the new regime (“new order rights”) subject to certain undertakings to be made by the company applying for such conversion. These new rights will also be subject to revised State royalties in the case of certain minerals but this is only expected to be introduced in 2009. The MPRDA also required the development of a Broad Based Socio Economic Empowerment Charter, known as the Mining Charter, for the mining industry with the objectives of expanding opportunities, skills, ownership and employment by historically disadvantaged South Africans. The Mining Charter requires that mining companies achieve 15% ownership by historically disadvantaged South Africans of South African mining assets within five years and 26% ownership within ten years. If we are unable to convert our South African mining rights in accordance with the MPRDA and the Mining Charter, we could lose some of those rights.

We also could be adversely affected by regulatory inquiries into our business practices, such as the ongoing investigation of the copper concentrate market by the European Commission and Canadian authorities.

Additional risks associated with emerging markets may negatively impact some of the BHP Billiton Group’s operations

We operate in emerging markets which may involve additional risks that could have an adverse impact upon the profitability of an operation. These risks could include terrorism, civil unrest, nationalisation, re-negotiation or nullification of existing contracts, leases, permits or other agreements, and changes in laws and policy as well as other unforeseeable risks. If one or more of these risks occurs at one of our major projects, it could have a negative effect on our operating results or financial condition.

We may not be able to integrate successfully our acquired businesses

We have grown our business in part through acquisitions including our acquisition of WMC Resources Ltd. We expect that some of our future growth will stem from acquisitions. There are numerous risks encountered in business combinations and we may not be able to successfully integrate acquired businesses or generate the cost savings and synergies anticipated, which could negatively affect our financial condition and results of operations.

We may not recover our investments in exploration and new mining and oil and gas projects

There is a risk that we will not be able to recover the funds we spend identifying new mining and oil and gas properties through our exploration programme. Increasing requirements relating to regulatory, environmental and social approvals can potentially result in significant delays in construction and may adversely impact upon the economics of new mining and oil and gas properties, the expansion of existing operations and our results of operations.

Our non-controlled assets may not comply with our standards

Some of our assets are controlled and managed by joint venture partners or by other companies. Management of our non-controlled assets may not comply with the BHP Billiton Group’s health, safety, environment and other standards, controls and procedures. Failure to adopt equivalent standards, controls and procedures at these assets could lead to higher costs and reduced production and adversely impact our results and reputation.

Increased reliance upon the Chinese market may negatively impact our results in the event of a slowdown in consumption

The Chinese market has become a significant source of global demand for commodities. China now represents in excess of 35% of global seaborne iron ore demand, 20% of copper and alumina, 12% of nickel and 8% of oil demand. Chinese demand for these commodities has more than doubled in the last five years but this demand is expected to moderate as the government pursues measures to reduce economic overheating and to increase capital efficiency.

Whilst this increase represents a significant business opportunity, our exposure to China’s economic fortunes and economic policies has increased. Sales into China generated just less than US$4 billion or 12.6% of turnover in the year ended 30 June 2005.

In recent times we have seen a synchronised global recovery, resulting in upward movement in commodity prices driven largely by Chinese demand. This synchronised demand has introduced increased volatility in BHP Billiton’s commodity portfolio. Whilst this synchronised demand has, in recent periods, resulted in higher prices for the commodities we produce, if Chinese economic growth slows, it could result in lower prices for our products, and therefore reduce our revenues.

Inflationary pressures and shortages of skilled personnel could negatively impact our operations and expansion plans

The strong commodity cycle and large numbers of projects being developed in the resources industry has led to increased demand for skilled personnel, contractors, materials and supplies and increased demands from governments. This has led, and could continue to lead to increased capital and operating costs, and difficulties in developing, acquiring and retaining skilled personnel which may in turn adversely affect the development of new projects, the expansion of existing operations, the results of those operations, our financial condition and prospects.

INFORMATION ON THE COMPANY

ITEM 4.    INFORMATION ON THE COMPANY

A.	History and Development of BHP Billiton

Background

We are the world’s largest diversified resources group with a combined market capitalisation of approximately US$82 billion as of 30 June 2005 and we generated combined turnover (including our share of joint ventures and associates) and attributable profit (including exceptional items) of US$31.8 billion and US$6.4 billion, respectively, for the year ended 30 June 2005. We hold industry leader or near-leader positions in a range of products, including (after our acquisition of WMC Resources Ltd referred to below) being the:

•	world’s largest exporter of metallurgical coal for the steel industry;

•	world’s second largest exporter of energy coal;

•	world’s third largest producer of iron ore;

•	world’s second largest producer of copper;

•	world’s third largest producer of nickel metal;

•	world’s largest producer of high grade manganese ore;

•	world’s fifth largest producer of primary aluminium; and

•	world’s fourth largest producer of uranium.

We also have substantial interests in oil, gas, liquefied natural gas, diamonds, silver and titanium minerals.

BHP Billiton Limited is incorporated under the name “BHP Billiton Limited” and is registered in Australia with ABN 49 004 028 077. BHP Billiton Limited was incorporated on 13 August 1885 under the name of The Broken Hill Proprietary Company Limited.

BHP Billiton Plc is incorporated under the name “BHP Billiton Plc” and is registered in England and Wales with Registration number 3196209. BHP Billiton Plc was incorporated on 9 May 1996.

The registered office of BHP Billiton Limited is at 180 Lonsdale Street, Melbourne, Victoria 3000, Australia and its telephone number is +61 3 9609 3333. The registered office of BHP Billiton Plc is Neathouse Place, London, SW1V1BH, England and its telephone number is +44 20 7802 4000.

On 19 March 2001, we announced that the Directors of BHP Limited and Billiton Plc had agreed to form a Dual Listed Companies structure to establish a diversified global resource group to be called BHP Billiton. The implementation of the DLC structure was completed on 29 June 2001. BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc.

In July 2002, BHP Billiton Limited completed the spin-off of its entire steel flat and coated products business to its shareholders.

In March 2005, we announced a cash offer of A$7.85 per share for WMC Resources Ltd (“WMC”), an Australian based resources company. On 3 June 2005 BHP Billiton Limited obtained control of WMC. After acquiring over 90% of the issued shares in WMC on 17 June 2005, BHP Billiton Limited commenced action to compulsorily acquire the remaining shares. On 2 August 2005 BHP Billiton Limited completed the acquisition of 100% of the issued shares in WMC at a total acquisition cost of US$7.2 billion.

The major assets acquired through our acquisition of WMC and our Customer Sector Groups (“CSGs”) of which they now form part are as follows:

•	the Olympic Dam copper, uranium and gold mine and related treatment plants located in South Australia (Base Metals);

•	an integrated nickel mining, refining and smelting business with operations located in Western Australia (Stainless Steel Materials);

•	the Southern Cross Fertiliser operation (formerly, the Queensland Fertiliser Operation), which consists of an integrated phosphate mine and ammonium phosphate fertiliser production facility in Queensland (Diamonds and Specialty Products); and

•	the Corridor Sands mineral sands project in Mozambique (Diamonds and Specialty Products).

BHP Billiton Limited and BHP Billiton Plc are run by a unified Board and management team, with headquarters in Melbourne, Australia, and with a significant corporate management centre in London. The existing primary listings of BHP Billiton Plc on the London Stock Exchange and BHP Billiton Limited on the Australian Stock Exchange continue to be maintained, as is the secondary listing of BHP Billiton Plc on the Johannesburg Stock Exchange. BHP Billiton Plc and BHP Billiton Limited each maintain an American Depositary Receipt listing on the New York Stock Exchange.

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

Further information on the DLC structure is included in Item 4C of this annual report.

We have grouped our major operating assets into the following Customer Sector Groups:

•	Petroleum (oil, natural gas and liquefied natural gas);

•	Aluminium (aluminium and alumina);

•	Base Metals (copper, silver, zinc, lead and uranium);

•	Carbon Steel Materials (metallurgical coal, iron ore and manganese);

•	Diamonds and Specialty Products (diamonds, titanium minerals, fertilisers and minerals exploration and technology);

•	Energy Coal (energy coal); and

•	Stainless Steel Materials (nickel metal, cobalt and, until May 2005, chrome).

In addition, we group the Customer Sector Groups into three broadly related business areas of Non-Ferrous Materials, Energy and Carbon Steel Materials. The Aluminium, Base Metals and Stainless Steel Materials Customer Sector Groups form the Non-Ferrous Materials Group. The Petroleum and Energy Coal Customer Sector Groups form the Energy Group. The Carbon Steel Materials Customer Sector Group forms the Carbon Steel Materials Group. The Presidents of the relevant Customer Sector Groups report to the Group Presidents of the Non-Ferrous Materials, Energy and Carbon Steel Materials Groups respectively. The President of Diamonds and Specialty Products reports to the Chief Commercial Officer of BHP Billiton.

The table below sets forth the contribution to combined turnover and profit (before tax) of each of these CSGs for the three years ended 30 June 2005.

	Turnover
	Year ended 30 June
	2005	2004	2003
	(US$ millions)
Group including share of joint ventures and associates
Petroleum	5,970	5,558	3,264
Aluminium	5,265	4,432	3,386
Base Metals	5,071	3,422	1,954
Carbon Steel Materials	7,606	4,857	3,714
Diamonds and Specialty Products	1,544	1,710	1,485
Energy Coal	3,390	2,569	2,089
Stainless Steel Materials	2,274	1,749	1,106
Group and unallocated items	798	725	549
Intersegment	(114)	(79)	(41)

Total	31,804	24,943	17,506

	Profit before tax
	Year ended 30 June
	2005	2004	2003
	(US$ millions)
Group including share of joint ventures and associates
Petroleum	1,830	1,391	1,178
Aluminium	977	776	581
Base Metals	2,177	1,156	286
Carbon Steel Materials	2,821	1,137	1,045
Diamonds and Specialty Products	417	410	299
Energy Coal	616	234	198
Stainless Steel Materials	758	571	150
Group and unallocated items	(266)	(187)	(256)
Exceptional items(1)	(168)	(468)	(19)
Net interest	(421)	(502)	(537)

Total	8,741	4,518	2,925

(1)	Refer note 2 ‘Exceptional items’ in the 2005 BHP Billiton Group Annual Financial Statements.

The table below sets forth the contribution to combined turnover and net profit (before tax and net interest) by geographic origin for the three years ended 30 June 2005.

	Turnover
	Year ended 30 June
	2005	2004	2003
	(US$ millions)
Analysis by geographical origin
Australia	10,415	7,270	6,527
Europe	7,856	6,750	2,798
North America	2,366	2,503	2,186
South America	5,723	4,130	2,727
Southern Africa	5,123	3,882	3,147
Rest of World	321	408	121

Total	31,804	24,943	17,506

	Profit before tax and net interest
	Year ended 30 June
	2005	2004	2003
	(US$ millions)
Analysis by geographical origin
Australia	3,845	2,104	1,871
Europe	1,154	756	259
North America	363	(188)	188
South America	2,895	1,719	576
Southern Africa	729	537	558
Rest of World	176	92	10

Total	9,162	5,020	3,462

The table below sets forth the analysis of combined turnover by geographic market for the three years ended 30 June 2005.

	Turnover
	Year ended 30 June
	2005	2004	2003
	(US$ millions)
Analysis by geographical market
Australia	2,642	1,874	1,775
Europe	10,458	8,941	5,582
Japan	3,739	2,807	2,393
South Korea	1,888	1,598	1,203
China	3,996	2,432	1,216
Other Asia	2,207	1,583	1,172
North America	2,842	2,782	2,389
Southern Africa	1,604	1,363	944
Rest of World	2,428	1,563	832

Total	31,804	24,943	17,506

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

All of the ore reserve figures presented are reported in 100% terms, and represent estimates at 30 June 2005 unless otherwise stated. All tonnes and grade information has been estimated more precisely than the rounded numbers that are reported, hence small differences may be present in the totals.

As the reported reserves contained in this annual report have been reported based on historical average commodity prices for traded metals or are based on historical commercial contracts for bulk commodities in accordance with Industry Guide 7, they differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code), which contemplates the use of reasonable investment assumptions in calculating reserve estimates.

Reserves are estimated based on prices reflecting current economic conditions determined by reference to the three year historical average for each commodity. The prices used to estimate, or test for impairment of, the reserves of traded metals contained in this annual report are as follows:

Price
Commodity	US$
Copper	0.938/lb	(1)
Gold	361/oz
Lead	0.28/lb
Nickel	4.57/lb
Silver	5.38/oz
Zinc	0.40/lb

(1)	All our copper operations have used a copper price at or below the three year historical average copper price to estimate, or test for impairment of, the copper reserves disclosed in this report. The price used for each operation is disclosed in the footnotes to the Base Metals reserves table.

Capital Expenditures and Divestitures

Details of our capital expenditure and divestitures are included in Item 4B and Item 5B of this annual report.

B. Business Overview

Petroleum

Our Petroleum Customer Sector Group’s principal activities are oil and natural gas exploration, production and development in Australia, the United Kingdom, the United States, Algeria, Trinidad and Tobago, and Pakistan; and exploration interests in the United States, Australia, Trinidad and Tobago, Pakistan, Algeria, Brunei Darussalam, South Africa, Canada and the Philippines.

Operating Assets

Australia/Asia

In Australia, we produce oil and gas from Bass Strait, the North West Shelf, the Griffin Project, the Minerva gas field, the Moranbah Coal Bed Methane gas project and from coal mine methane degassing at Illawarra Coal. In Pakistan, we produce gas and a small volume of condensate from the Zamzama gas field.

Bass Strait

BHP Billiton Bass Strait interests are conducted under two separate joint venture agreements: the Gippsland Basin Joint Venture and the Kipper Unit Joint Venture.

Gippsland Joint Venture

The Bass Strait Gippsland Basin Joint Venture oil and gas fields are located offshore southern Australia. Production commenced in 1968. There are 20 producing fields with 21 offshore structures (18 platforms and three subsea developments). Onshore infrastructure includes the Longford Facility, which includes three gas plants and liquid processing facilities as well as the Long Island Point LPG and crude oil storage facilities.

We have a 50% interest in the Bass Strait fields and infrastructure. Esso Australia Resources Pty Ltd (Esso Australia) owns the other 50% interest and acts as operator. Production from most of the fields is subject to an overriding 2.5% royalty payable to Oil Basins Limited.

During 2004-2005, gross oil production averaged 94,000 barrels per day. The majority of produced crude oil and condensate is dispatched from the fields to refineries in the State of Victoria, while the balance is sold elsewhere in Australia or overseas.

During 2004-2005, gas production averaged approximately 650 million cubic feet per day (gross). LPG (liquefied petroleum gases) and ethane extracted from the natural gas are sold in Australia and overseas. During 2004–2005, LPG production averaged 2,900 tonnes per day (gross) and ethane production averaged 570 tonnes per day (gross).

Most of the natural gas produced was sold to GASCOR for on-sale to retailers to meet Victoria’s residential and commercial gas requirements. The contract with GASCOR is due to expire on 31 December 2009 or upon depletion of the outstanding contractual volume of 635 billion cubic feet of natural gas, whichever is the earlier. The annual contract quantity is 167 billion cubic feet per annum and the maximum take is 217 billion cubic feet per annum. The contract is a fixed gas price contract with periodic price reviews. Gas prices are escalated in proportion with the Australian Consumer Price Index.

We have also entered into long-term gas sale agreements with retailers AGL and TRUenergy (formerly TXU Australia). Contracted quantities for AGL and TRUenergy are up to 910 and 765 billion cubic feet of natural gas, respectively. We commenced deliveries under both contracts in January 2004 and they are due to expire in 2017. These contracts are fixed gas price contracts with periodic price reviews. Gas prices are escalated in both contracts in proportion with the Australian Consumer Price Index.

We, along with our joint venture partner Esso Australia, continue to seek additional reserves in the Bass Strait in order to enhance existing production levels with high value incremental developments.

Esso Australia operated three drilling rigs in the Bass Strait fields during 2004-2005 with a work programme including drilling infill, development and exploration opportunities. The infill drilling programme across Flounder, Barracouta, Bream A and Tuna fields included 11 wells of which nine wells were successful. The success of these wells is expected to increase production by approximately 6,000 barrels per day (gross). During 2004 - 2005 two well work-over programmes were carried out on Bream B. The successful completion of this work-over programme is expected to increase production with initial rate of approximately 2,000 barrels per day (gross). This came online in August 2005.

The delineation and development in the Turrum oil and gas field, in the deep horizon beneath the existing Marlin field included five development wells drilled during the 2005 financial year. First production from Turrum was during late June 2005 at a rate of approximately 1,500 barrels per day (gross).

Kipper Unit Joint Venture

The Kipper field was discovered in 1986 and is located approximately 45 kilometres off the Victorian coastline, in approximately 100 metres of water. It is mapped to straddle the boundary between the Vic/RL2 retention lease and the Vic/L9 production licence. Two wells have been drilled to delineate the field.

The original retention lease for Vic/RL2 was granted in July 1993 and has been renewed once. A second renewal request was submitted in June 2003 but was not granted. Consequently, in June 2005, the joint venturers applied for a production licence which, if granted, will allow the right to develop and operate the field. Esso Australia is the designated operator.

In June 2005, the Kipper joint venturers (BHP Billiton, Santos Ltd, Woodside Energy Ltd and Esso Australia) signed a non-binding memorandum of understanding (MOU) in relation to the development of the field. Under the MOU the project participants have agreed on key terms and conditions for processing gas from the Kipper field through Esso and BHP Billiton’s Bass Strait infrastructure and processing facilities. The joint venturers have also signed a separate MOU to unitise the field across the licence blocks.

It is expected that the Kipper field will be developed by installation of a number of subsea wells and associated pipeline infrastructure. First gas is planned for 2009 subject to corporate funding approvals by each of the project participants and receipt of production licences.

North West Shelf

We are a participant in the North West Shelf project, an unincorporated joint venture operated by Woodside Energy Ltd. The project was developed in major phases: the domestic gas phase, which supplies gas to the Western Australian domestic market; and a number of LNG expansion phases, which currently supply LNG (liquefied natural gas) primarily to Japan and will also, from mid 2006, supply LNG to Guangdong in China. The project also produces crude oil, condensate and LPG, primarily for export.

The current domestic gas joint venture participants are Woodside Energy Ltd (50%), BP Developments Australia Pty Ltd (16.67%), Chevron Texaco Australia Pty Ltd (16.67%), our wholly-owned subsidiary BHP Billiton Petroleum (North West Shelf) Pty Ltd (8.33%) and Shell Development (Australia) Pty Ltd (8.33%). Our share of domestic gas production will progressively increase from an 8.33% share to a 16.67% share over the period from 2005 to approximately 2017. When we reach a 16.67% share, all current domestic gas joint venture partners and Japan Australia LNG (MIMI) Pty Ltd (jointly owned by Mitsubishi Corporation and Mitsui & Co.) will have equal 16.67% interests. The six founding participants of the first North West Shelf LNG joint venture include the domestic gas joint venture partners and Japan Australia LNG (MIMI) Pty Ltd, each with a 16.67% interest. A second LNG joint venture (CLNG) has been formed for the purpose of enabling its participants to supply LNG to Guangdong. Each of the six founding LNG participants hold an equal 12.5% interest in the CLNG joint venture with CNOOC NWS Private Limited, a subsidiary of China National Offshore Oil Corporation, holding a 25% interest. While ownership of NWS Project offshore and onshore infrastructure assets remains with the founding LNG and domestic gas venture participants, CNOOC has rights to process its CLNG gas and associated gas liquids products through that infrastructure, on payment of a tariff to the owners.

The onshore gas treatment plant is located at Withnell Bay on the Burrup Peninsula, 1,200 kilometres north of Perth, Western Australia and is supplied through two trunklines by the offshore North Rankin, Goodwyn, Perseus and Echo-Yodel gas and condensate fields. Production from the North Rankin and Perseus fields is currently through the North Rankin A platform, which has the capacity to produce 2,300 million cubic feet per day of gas and 53,000 barrels per day of condensate. Production from the Goodwyn and Echo-Yodel fields is through the Goodwyn A platform, which has the capacity to produce 1,450 million cubic feet per day of gas and 110,000 barrels per day of condensate. Production from these fields will continue to meet current contractual requirements for domestic gas and LNG until mid 2006. Further development of the existing Perseus field has commenced and includes the drilling of seven wells which will be progressively tied in from mid 2006 to early 2007. The currently undeveloped Angel field will also be developed to meet expected market requirements from 2008.

The North West Shelf domestic gas plant has a current capacity of 615 million cubic feet per day. Debottlenecking work is planned to increase capacity to 720 million cubic feet per day by the end of 2006. The gas is delivered via pipeline to customers in Western Australia under long-term agreements. Production of domestic gas in 2004–2005 averaged 480 million cubic feet per day (gross).

The existing four-train LNG plant has the capacity to produce at an average rate of 33,000 tonnes of LNG per day, or 12 million tonnes per annum. The project currently sells approximately 7 million tonnes of LNG per year under the original long-term contracts to Japanese buyers, which expire in 2009. Further sales to Japan are made under long term contracts that were secured to support the fourth train expansion. These contract periods range from 20 years to 30 years for supply of up to 4 million tonnes of LNG per year with initial deliveries commencing in 2004-2005. Mid term (terms of 5-10 years) contract and spot sales are made to buyers in Japan, Korea and the United States, with the level of spot sales depending on plant and shipping availability. Production for 2004-2005 averaged 30,200 tonnes per day (gross).

In December 2004, an LNG sales and purchase agreement with the Guangdong LNG Project for the purchase and supply of LNG from the North West Shelf became unconditional. The agreement covers the supply of approximately 3.3 million tonnes of LNG per year to Phase One of the Guangdong LNG Project for a period of 25 years, with deliveries expected to commence in mid 2006.

In June 2005, the BHP Billiton Board of Directors approved the Group’s 16.67% share of investment in a fifth LNG train expansion of the existing LNG processing facilities located on the Burrup Peninsula. Engineering and procurement for the fifth train and associated infrastructure has commenced and first production is expected in the second half of 2008. Negotiations for long term LNG contracts to underpin this investment are progressing.

Condensate is separated from the natural gas in the onshore plant. Condensate production during 2004-2005 averaged 98,000 barrels per day (gross) and our average share of condensate production was approximately 15% over the period. Our share of condensate varies in proportion to our relative interests in condensate production attributable to the domestic gas and LNG joint ventures.

LPG production began in November 1995 and production in 2004–2005 was 2,100 tonnes per day (gross). We have a 16.67% interest in the LPG production.

The project’s crude oil production is from the Wanaea, Cossack, Lambert and Hermes oil fields which are located about 30 kilometres north east of the North Rankin gas and condensate field. The oil is produced to a floating production storage and offloading unit, the Cossack Pioneer, and production averaged 96,000 barrels of oil per day (gross) in 2004–2005. An infill well drilling programme for 2005-2006 has been approved to accelerate production. We have a 16.67% working interest in oil production from these fields.

Laminaria and Corallina

We ceased to be a participant in the Laminaria and Corallina joint venture with Woodside Energy Ltd and Shell Development (Australia) Pty Ltd on 14 January 2005 when we completed the sale of our interest to Paladin Oil & Gas (Australia) Pty Ltd.

Griffin

We are the operator of the Griffin oil and gas project, which includes the Griffin, Chinook and Scindian fields in the Carnarvon Basin, offshore Western Australia. We hold a 45% interest in the project, Mobil Exploration and Producing Australia Pty Ltd holds a 35% interest and Inpex Alpha Ltd holds the remaining 20% interest.

The Griffin project first produced oil through its floating production storage and offloading facility, the Griffin Venture, in January 1994. Production for 2004–2005 averaged 10,600 barrels per day of oil (gross).

We pipe natural gas to shore, where it is exported directly into a pipeline and sold into the domestic market under long term contracts. Gas production in 2004–2005 averaged 16 million standard cubic feet per day (gross).

Minerva

The Minerva gas field, discovered in 1993, is located in the Otway basin offshore southern Victoria. We have a 90% working interest in and act as the operator of the field. Santos (BOL) Pty Ltd owns a 10% share of the joint venture.

In March 2002 we signed a take or pay gas sales agreement with Pelican Point Power Limited (a wholly owned subsidiary of International Power plc) to provide gas into South Australia and Victoria through the gas fired Pelican Point Power station in South Australia. The contracted quantity is up to 240 billion cubic feet of natural gas to be supplied over a l0 year period from 2004. The contract is a fixed gas price contract with periodic price reviews. Gas prices are escalated in proportion to the Australian Consumer Price Index.

The Minerva gas field was developed with a single flowline transporting raw gas to the coast. The flowline passes through a subterranean shore crossing to an onshore gas processing facility. At the facility, liquids are removed and the gas is delivered into the SEAGas pipeline.

The Minerva gas field commenced commercial production in January 2005. The gas production from commencement of commercial production until 30 June 2005 averaged 101 million cubic feet per day (gross), and condensate production averaged 315 barrels per day (gross).

Coal Bed Methane

We have a 50% interest in the Moranbah Gas Project situated within the Queensland Bowen Basin coalfields.

The project is operated by CH4 Operations Pty Ltd. It comprises the extraction of coal bed methane from surface-to-seam wells using drilling techniques developed by BHP Billiton and CH4.

We and CH4 have signed a Gas Supply Agreement (GSA) with the Queensland Power Trading Corporation (trading under the name Enertrade), owned by the Queensland Government, for delivery of up to a maximum of 290 billion cubic feet (gross) from February 2005 over 15 years, with a take or pay quantity of 8 billion cubic feet per annum (gross) for the first 10 years. Gas deliveries under the GSA commenced during the year and required daily contract volumes have been maintained since April 2005. In May 2005 an amended and restated GSA was signed with CH4 and Enertrade reflecting the agreement also signed in May 2005 between BHP Billiton’s QNI and Enertrade for Enertrade to supply gas to QNI’s expanded nickel and cobalt refinery at Yabulu near Townsville, North Queensland. Under the May 2000 Project Agreement with CH4, we will receive a revenue royalty on any gas sales plus an option to invest up to 50% in any project developed by CH4. This option has been exercised for the Moranbah Gas Project. Our share of the initial capital cost of this project was US$31 million. Additional wells will have to be drilled during the contract term as recovery rates from the initial wells decline.

At Illawarra in New South Wales, methane recovery from coal mining operations is continuing. The gas drainage operations are required to reduce the methane content to levels that allow underground coal mining to proceed safely.

In June 2004, we signed an agreement for coal bed methane exploration interests in China with Chevron Texaco and the Chinese Government. During 2004-2005, seven of eight planned appraisal wells were drilled in the Ordos basin. Further development planning will be based on the evaluation of the drilling and resource data obtained from these wells.

On 31 March 2005 we signed a technical services agreement (TSA) with BPI Industries Inc, a Canadian publicly listed oil and gas exploration company, for an initial term of 18 months. We will provide technical services in the areas of drilling and completion of in-seam coal bed methane wells in the Illinois Basin. Pursuant to the TSA, we acquired stock appreciation rights that are only exercisable if a majority in value of the stock or assets of BPI is acquired. The value of this right is based on the excess of BPI’s stock price over the closing price on 31 March 2005.

Pakistan

We are the operator of the Zamzama onshore gas project in the Dadu Block in the Sindh Province of Pakistan. We hold a 38.5% working interest in the project, ENI Pakistan (M) Ltd holds 17.75%, PKP Exploration Ltd (a jointly owned company between Kufpec and Premier Oil) holds 18.75% and Government Holdings holds the remaining 25% interest.

In 1998, we discovered gas in the Zamzama-1 well under the Dadu exploration permit. After a single well appraisal programme identified commercial reserves, we commenced production in March 2001 from Zamzama 1 and 2 wells through an extended well test (EWT) phase.

In March 2002, we and our partners approved the Phase 1 development of the Zamzama gas field following the signing of two gas sales and purchase agreements with the government of Pakistan, Sui Southern Gas Company and Sui Northern Gas Pipelines Company Limited. The agreements cover the supply of up to 320 million cubic feet per day of gas over the expected field life of 20 years. In April 2002, the government of Pakistan granted the Dadu joint venture a 20-year development and production lease (with an option to extend 5 years beyond the 20-year term) for the full field development of the Zamzama discovery.

The Phase 1 development consists of two additional processing trains, which are located on the existing EWT plant site, and three additional development wells. First gas from the Phase 1 development was produced in July 2003.

In 2004–2005, production averaged 258 million cubic feet per day of gas (gross) and 1,724 barrels per day of condensate (gross).

Two development wells, Zamzama-East and Zamzama-North, were successfully completed in 2004 for US$8 million (our share), resulting in additional proved reserves. Negotiations are currently underway with the Sui Southern Gas Company for the sale of these additional reserves. It is anticipated that a gas sales and purchase agreement will be signed between the parties early in the second quarter of 2005-2006.

Americas

In the United States, we produce oil and gas from the Gulf of Mexico and we also produce oil and gas in Trinidad and Tobago, from the offshore Angostura oil and gas field.

Gulf of Mexico

Our Gulf of Mexico production is sourced from seven producing assets: West Cameron 76, Typhoon, Boris, Genesis, Green Canyon 18/Ewing Bank 988, Green Canyon 60 and Mad Dog.

We are the operator of West Cameron 76 and have a 33.8-78.8% working interest (depending on the location of the producing well). The gas field, which is located in shallow water about 20 kilometres offshore from the coast of Central Louisiana, was discovered in 1991 and production commenced in 1992. The field architecture consists of two conventional platforms. In 2004-2005, production from West Cameron 76 averaged 60 million cubic feet of gas per day (gross) and 300 barrels per day of condensate (gross).

We have a 50% working interest in the Typhoon oil and gas development, located in Green Canyon Blocks 236 and 237. Chevron has the other 50% working interest and is the operator. The field is located in 2,000 feet of water approximately 100 kilometres off the coast of Louisiana, and was our first deepwater Gulf of Mexico development. The field consists of four subsea wells tied back to a local host mini tension leg platform. First production was in 2001.

We also have a 50% working interest in and operate the Boris oil discovery in Green Canyon Block 282 adjacent to the Typhoon field. Chevron and Noble Energy each have a 25% working interest. Boris was developed as a tie-back to the Typhoon production facility. Production commenced in 2003.

In 2004–2005, production from Typhoon and Boris fields averaged 24,000 barrels of oil and 39 million cubic feet of gas per day (gross).

We have a 4.95% working interest in the Chevron-operated Genesis oil field, located in Green Canyon blocks 160, 161 and 205. In 2004-2005, this field produced an average of 22,000 barrels of oil per day and 36 million cubic feet per day of gas (gross).

We also have a 25% working interest in the Green Canyon 18/Ewing Bank 988 oil field and a 45% working interest in the Green Canyon 60 oil field, both operated by ExxonMobil. In 2004-2005 these fields produced an average of 3,300 barrels of oil per day and 3.1 million cubic feet of gas per day (gross) of which approximately 94% came from Green Canyon 18/Ewing Bank 988.

Mad Dog

We hold a 23.9% working interest in Mad Dog with partners BP (60.5%), the designated operator, and Unocal (15.6%).

The initial Mad Dog discovery well, in the Green Canyon area of the Atwater Foldbelt, was drilled in December 1998, followed by three appraisal wells drilled between 1999 and 2001. In February 2002, we and our partners sanctioned Mad Dog for development. The budgeted cost of our share of capital expenditure was US$368 million. The final expenditure will depend on the number of development wells needed to optimise the production of reserves.

The field is being developed using a truss SPAR facility with an integrated drilling rig, which is permanently moored in Green Canyon Block 782, about 250 kilometres south of New Orleans, Louisiana. Located in approximately 4,300 feet of water, the facility has the capacity to process 100,000 barrels of oil per day and 60 million cubic feet of gas per day (gross), which is an increase over the original design capacity of 80,000 barrels of oil per day and 40 million cubic feet of gas per day (gross). First production began on 13 January 2005. The project is currently ramping up production and we expect to reach oil capacity by mid calendar year 2007. Gross oil production in the period January 2005 to June 2005 averaged 23,000 barrels of oil per day.

An additional well and its sidetracks were drilled in the Southwest Flank of the field in March 2005. The well found hydrocarbons some 1,000 feet deeper on the West flank of the structure than previously encountered. The development programme for this portion of the field is continuing to be assessed.

Caesar and Cleopatra Pipelines

In February 2002, we acquired equity ownership in Caesar Oil Pipeline Company LLC (25%), and Cleopatra Gas Gathering Company LLC (22%), which are limited liability companies that will transport hydrocarbons by pipeline from Mad Dog, Atlantis and, possibly, future discoveries in the proximity. The pipelines are part of a new system in the Southern Green Canyon area.

Our share of capital costs approved by the Board for the construction of the Caesar and Cleopatra pipelines was US$132 million.

The Caesar pipeline has a design capacity of at least 450,000 barrels of oil per day and Cleopatra has a capacity of 500 million cubic feet of gas per day. These pipelines connect with other pipelines to transport product to the United States mainland.

The Caesar and Cleopatra pipelines were placed into service in December 2004. They are currently transporting crude oil and gas from the Mad Dog field and a third party field. An additional lateral will be laid to connect the pipelines to the Atlantis field during fiscal year 2006. Caesar and Cleopatra continue to pursue additional transportation agreements and have entered into a Memorandum of Understanding to transport Neptune production.

Trinidad and Tobago

Angostura

We signed Trinidad and Tobago’s first production sharing contract under a new fiscal regime in April 1996 for Block 2(c). Hydrocarbons within a large faulted structure known as the Greater Angostura Structure were encountered with the Kairi-1 exploration well in 2001.

We are the operator of the Greater Angostura development and own a 45% working interest. Other participants are Total (30%) and Talisman Energy (25%). The field is located approximately 38.5 kilometres east of the island of Trinidad. Angostura is located in shallow water depths of approximately 130 feet.

The Angostura development is an integrated oil and gas development. Infrastructure includes a central processing platform with three satellite wellhead protector platforms. A pipeline connects the processing platform to newly constructed storage facilities at Guayaguayare, where an export pipeline has been installed to allow for offloading to tankers in Guayaguayare Bay. First production commenced on 9 January 2005. Gross oil production in the period January 2005 to June 2005 averaged 40,000 barrels per day of oil.

In the first phase, oil is being produced from three wellhead protector platforms via flowlines to the steel jacketed central processing platform. Associated gas is being re-injected to the reservoir to optimise oil recovery. Our share of capital expenditure for the first phase of the Angostura development was US$337 million.

The second phase, gas commercialisation, is currently in the pre-feasibility study stage with Board sanction targeted for the end of calendar year 2006.

Europe/Africa/Middle East

We produce oil and gas from the Liverpool Bay development and the Bruce/Keith fields in the United Kingdom. In Algeria we are entitled to LPG and condensate from the Ohanet development, and oil from the ROD integrated development.

United Kingdom

Liverpool Bay

The Liverpool Bay oil and gas development is located in the Irish Sea, off the north-west coast of England. We are the operator, and have a 46.1% working interest. Other participants in the joint venture are Eni ULX Limited, which has a 45% interest, and Eni AEP Limited, which has an 8.9% interest. The venture began first production of oil and gas in 1996.

The Liverpool Bay asset comprises the integrated development of the following six offshore oil and gas fields in the Irish Sea: Douglas oil field; Douglas West oil field; Hamilton gas field; Hamilton North gas field; Hamilton East gas field; and Lennox oil and gas field. We produce oil from the Lennox and Douglas fields, which is then treated at the Douglas Complex and piped 17 kilometres to an oil storage barge ready for export by tankers.

We produce gas from the Hamilton, Hamilton North, Hamilton East, and Lennox fields. After initial processing at the Douglas Complex the gas is piped by subsea pipeline to the Point of Ayr gas terminal for further processing. It is then sent by onshore pipeline to E.ON UK plc’s combined cycle gas turbine power station at Connah’s Quay. E.ON is the sole purchaser of gas from the Liverpool Bay development.

The venture commenced a drilling campaign on the Lennox oil and gas field in 2005. The campaign comprises one sidetrack well and up to five workovers of existing wells.

Production during 2004–2005 averaged 36,000 barrels per day of oil and 200 million cubic feet per day of gas (gross).

Bruce / Keith

The Bruce field is located approximately 380 kilometres north-east of Aberdeen in the northern North Sea. We have a 16% interest in the field, which is operated by BP.

Gross production from the Bruce field during 2004–2005 averaged 14,000 barrels per day of oil, 400 million cubic feet per day of gas and 976 tonnes per day of LPG. The average production rates were impacted by a 54 day shutdown of the Bruce platform to install the low pressure booster compression module (LPBC). The Low Pressure Booster Compression is a key element of the Bruce field depletion programme. This module will deliver additional compression which will enable the platform operating pressure to be reduced and, hence, reduce reservoir pressure through the field decline period and into late field life. This reduced suction pressure increases recoverable reserves.

We also have a 31.83% interest in the Keith field, which we operate, which is located adjacent to the Bruce field in block 9/8a. The Keith field was developed by a tieback to the Bruce platform facilities. In 2004–2005, production from Keith averaged 1,500 barrels per day of oil and 4 million cubic feet per day of gas (gross).

Algeria

Ohanet

The Ohanet wet gas (LPG and condensate) development is located in the Illizi province of Algeria, approximately 1,300 kilometres southeast of Algiers and 100 kilometres west of Libya.

We have an effective 45% working interest in the Ohanet Joint Venture. The other participants are Japan Ohanet Oil & Gas Co Ltd (30%), Woodside Energy (Algeria) Pty Ltd (15%) and Petrofac Resources (Ohanet) LLC (10%).

The Joint Venture parties together form the Contractor party to the Ohanet Risk Service Contract (RSC), signed with Sonatrach, Algeria’s state-owned oil and gas company, in 2000 for the development of four gas and condensate reservoirs in the Ohanet region of Algeria.

The total budgeted costs for the development of the Ohanet reservoirs were US$1,030 million, our share being US$464 million. Actual development costs will not be finalised until the completion of a future drilling campaign included in the original development scope.

Production began in October 2003. Gross liquids production during 2004-2005 averaged 27,000 barrels per day of condensate and 2,100 tonnes per day of LPG.

The terms of the RSC specify that the total production from the fields is the property of Sonatrach. The RSC Contractor bears the total cost of developing the Ohanet reservoirs, and in return, will recover its investment, together with an agreed fixed profit consideration from liquids production, over a target eight-year period from the start of production. This eight-year period can be extended for up to four years under certain conditions.

The monetary entitlement is translated into entitlement volumes of condensate, butane and propane that are currently sold to Sonatrach under a marketing agreement with the Ohanet Joint Venture parties.

ROD Integrated Development

In Algeria, we hold a 45% interest in the contractor party that is signatory to the Blocks 401a and 402a production sharing contract with Sonatrach. Under the terms of the contract, the Algerian government has contracted the development and extraction of the resources whilst retaining title to these resources for an exploitation phase duration of 15 years, with an option to extend for an additional 5 years under certain conditions. The blocks are located 900 kilometres southeast of Algiers, near the Tunisian border in the Berkine Basin.

Exploration in Blocks 401a/402a led to BHP Billiton Board sanction in 2000 to proceed with the ROD Integrated Development project. The development activities were undertaken by a joint Sonatrach/BHP Billiton operating organisation (“OOC”).

The ROD Integrated Development comprises the development and production of six oil-fields, the largest two of which, ROD and SFNE, extend into the neighbouring Blocks 403a and 403d. An agreement is in place to govern unitisation of the ROD and SFNE fields, the sharing of specified costs, operatorship and commercial arrangements for the development. Under this agreement, we estimate that our share of the US$500 million development costs will be approximately US$190 million, still subject to agreement by all parties on the final allocation of capital expenditure between the fields.

The ROD fields are being produced through a new dedicated processing train, constructed adjacent to the existing Bir Ribaa Nord (BRN) production facility located on the Algerian Block 403, operated by a joint Sonatrach/ENI Algeria Exploration B.V operating organisation (“GSA”). ROD crude is exported through the established pipeline infrastructure to terminals located on the Algerian coast. The associated gas is being re-injected underground. First production from the ROD Integrated Development commenced in October 2004 through an accelerated production system utilising spare capacity in the BRN plant, with production through the dedicated new train following in December 2004. Gross oil production in the period October 2004 to June 2005 averaged 43,000 barrels of oil per day.

Following formal transfer of unit operatorship on 30 June 2005, production operations for the ROD Integrated Development are being conducted by the GSA.

Exploration and Development

We have exploration interests in Australia, Asia, the Americas and Europe/Africa/Middle East. We are participating in developments in Australia, the United States, and Trinidad and Tobago.

Australia/Asia

We have exploration interests in Australia, Brunei Darussalam, the Philippines, and Pakistan.

Australian Exploration

In Australia we have exploration interests in 16 permits offshore Western Australia and one permit offshore Victoria.

Stybarrow – WA-255-P Exploration

We drilled and completed, as operator, an exploration well on the Stybarrow prospect in February 2003. The well encountered hydrocarbons. A Stybarrow-2 appraisal well was drilled and also encountered hydrocarbons. A further two wells, Stybarrow-3 and 4, further confirmed the oil/water contact and encountered hydrocarbons. Based upon the results of these wells, various development concepts have been considered and we expect the Board to consider the final development plan in late 2005.

We own a 50% operated working interest in this permit with the remaining interest held by Woodside Energy Ltd.

Pyrenees – WA-155-P / WA-12-R Exploration

We drilled and completed, as operator, an exploration well on the Ravensworth prospect in July 2003 which encountered hydrocarbons. A Ravensworth-2 appraisal well was drilled in June 2004 and also encountered hydrocarbons.

We own a 40% operated working interest in the WA-155-P permit, with Apache Energy Ltd owning 31.5% and Inpex owning the remaining 28.5%.

In addition to the Ravensworth discovery wells, we also drilled a series of exploration and appraisal wells in the adjoining block WA-12-R during 2003 and 2004. The Stickle-1, Stickle-2, Stickle-3, Crosby-1, Crosby-2 and Harrison-1 wells all encountered hydrocarbons. We own a 71.43% operated working interest in the WA-12-R permit, with Apache owning the remaining 28.57%.

A joint development plan is currently underway encompassing the Ravensworth, Crosby and Stickle discoveries (jointly referred to as “Pyrenees” development). Harrison is being considered as a potential near-field tie-back following the initial phase of development.

Exmouth Sub-Basin

During 2004-2005, we conducted exploration programmes in the Exmouth Sub-basin of the Carnarvon Basin, in permits WA-255-P (2), WA-155-P (1), WA-12-R, WA-351-P and WA-322-P.

Exploration activity concentrated on integrating the results from the extensive 2003-2004 drilling campaign and rebuilding the prospect inventory. Langdale-1, located in WA-155-P(1), was drilled in April 2005 and was plugged and abandoned as a sub-commercial gas discovery.

We commenced a 3D seismic survey in northern WA-255-P and WA-322-P in June 2005. The acquisition of this survey (covering an area greater than 1600 square kilometres) will enable us to characterise the hydrocarbon potential in the northern part of the sub-basin.

Browse Basin

We are the operator of five permits in the deepwater Outer Browse Basin (WA-301-P, WA-302-P, WA-303-P, WA-304-P and WA-305-P), located immediately to the west of the Brecknock & Scott Reef gas discoveries. During 2004-2005, our efforts were focussed on maturing gas prospects with sufficient volumetric potential for LNG supply. During 2005-2006, we will acquire 3D seismic data over the Dacey prospect and drill the Warrabkook prospect in WA-303-P.

We are also a joint venture participant in the various Woodside-operated retention leases covering the Brecknock, Brecknock South & Scott Reef discoveries, with an equity level varying between 8.33% and 20%. Three wells and two 3D seismic surveys will be undertaken to appraise these discoveries commencing in July 2005.

Additionally, we are the operator of permit AC/P30 in the northern Browse where we have applied for a retention lease over the Argus gas discovery. We have a 67% operated interest in AC/P30 and Encana International (Australia) Pty Ltd holds the other 33%.

Scarborough/Pilbara LNG

We have a 50% non-operated interest in the Scarborough gas field in WA-1-R and hold 100% interest in WA-346-P which covers the northern extension of the mapped gas reservoir. During the first half of calendar year 2004, we obtained 912 square kilometres of 3D seismic data over the field in WA-1-R and its extension into the WA-346-P permit. Subsequently, under agreement with our partner, Exxon, we operated the drilling of three appraisal wells in WA-1-R between December 2004 and February 2005. Scarborough-3, Scarborough-4A and Scarborough-5 all encountered hydrocarbons and were plugged and abandoned. Evaluation of the drilling results and the 3D seismic data acquired in 2004 are in progress. We are conducting a pre-feasibility study into development options for the field and a proposed LNG plant and export facilities to receive and process feedstock from the Scarborough gas field in the Carnarvon Basin, 280 kilometres north-west of Onslow, Western Australia. We have selected a site near Onslow as our preferred location for the LNG processing plant and export facilities. The project is examining a number of concepts for the field development that would connect to a single train with capacity of approximately 6 million tonnes per annum.

Gippsland

During 2004-2005, we drilled the West Moonfish -1 exploration well in Vic/L10 which was plugged and abandoned as a sub-commercial gas and oil discovery. We also exited the VIC/P45 permit, which we had previously operated.

Philippines Exploration

In April 2005, we exited SC-41, an offshore permit in the Sulu Sea after drilling two wells in mid 2004, Zebra-1 & Rhino-1. Both wells failed to encounter hydrocarbons and were subsequently plugged and abandoned.

We were also part of a bidding consortium with Unocal, Occidental and Amerada Hess Corporation (25% each) that won two deepwater permits. The service contract (SC56) was signed in August 2005.

Brunei Exploration

We have a 25% working interest in Block J, offshore Brunei Darussalam. The remaining interests are held by Total (60% and operator), and Amerada Hess Corporation (15%). The joint venture executed a production sharing contract with the government of Brunei Darussalam in March 2003. The government of Malaysia subsequently claimed this block formed part of their territorial waters and awarded the same acreage to a competing joint venture. The dispute remains unresolved.

Pakistan Exploration

In April 2005 we acquired a 37.5% working interest in the Jhangara block in the Sindh province of Pakistan, approximately 40 kilometres from our Zamzama operated asset. Premier Oil Pakistan Offshore BV is the operator with 18.75% working interest. The remaining working interests are held by OMV (18.75%), Pakistan Exploration Limited (10%) and Oil & Gas Investments Ltd (15%). We have a one-well commitment and seismic option. The first exploration well spudded in August 2005.

Americas

In the Gulf of Mexico, we are developing the Atlantis and Neptune oil and gas fields. In addition, we have extensive exploration interests in the Gulf of Mexico, Trinidad and Tobago and smaller interests in Canada, Colombia and Mexico.

Gulf of Mexico

We have been acquiring leasehold interests in the deepwater Gulf of Mexico since the early 1990s. At 30 June 2005 our offshore portfolio consisted of 368 leases, 241 of which are in deepwater and 127 of which are on the shelf in the Gulf of Mexico and cover various prospects within this area.

Atlantis Development

We have a 44% working interest in Atlantis. BP is the operator of the field and holds the remaining 56% interest.

The initial Atlantis discovery in the Green Canyon area was drilled in 1998. As of June 2005, a total of five appraisal wells, three with major sidetracks, have been drilled on the Atlantis structure. All five wells encountered oil bearing sands. In addition, four successful development wells have been drilled to date.

In February 2003, the BHP Billiton Board approved a total of US$1.1 billion as full funding for the development of the Atlantis oil and gas reserves. In November 2004, the Board agreed that the US$1.1 billion approved in 2003 would be used to develop the South portion of the field only and that funding for the North portion of the field would be sought at a later date. The majority of the reserves for the Atlantis field are located in the South portion of the field. It is anticipated that additional funding for the North portion of the field will be requested during fiscal year 2006. The final expenditure for Atlantis will depend on the number of development wells needed to optimise the production of reserves. Located in 4,400-7,100 feet of water, Atlantis will be developed using a moored semi-submersible production facility with up to 20 subsea wells. Gross daily capacity is expected to be 200,000 barrels of oil per day and 180 million cubic feet of gas per day. First oil is expected from the field in the third quarter of calendar year 2006.

Neptune Development

In 1995 we farmed into the Neptune prospect, operated by BP, and drilled the discovery well Neptune-1. A subsequent appraisal well, Neptune-2, was drilled in 1998 and abandoned after recovering hydrocarbon samples.

Subsequent to acquiring BP’s interest in April 2002 with partners Woodside Petroleum Ltd and Marathon Oil Company, we, as operator, drilled and completed the Neptune-3 appraisal well and encountered hydrocarbons. The fourth appraisal well on the prospect was drilled in December 2002. It was non-commercial and has been plugged and abandoned.

In May 2003, we farmed-out a portion of our interest in the Neptune prospect to Maxus (US) Exploration Company, a subsidiary of Repsol (YPF). As a result of this arrangement, our working interest has decreased from 50% to 35%. Other partners’ working interests are Marathon Oil Company (30%), Woodside Petroleum Ltd (20%) and Maxus (15%).

In July 2003, we drilled the Neptune-5 well and encountered hydrocarbons. In January 2004, an integrated project team was formed to evaluate development alternatives and select a preferred concept. In April 2004, the Neptune-7 appraisal well was drilled and encountered hydrocarbons (Neptune-6 was drilled but due to drilling complications was abandoned and Neptune-7 was drilled in its place).

In June 2005, the Board approved the capital expenditure for our share of the costs to develop the Neptune field. The Neptune facility will have a design capacity to produce up to 50,000 barrels of oil and 50 million cubic feet of gas per day with gross costs for the development estimated at approximately US$850 million (BHP Billiton share approximately US$300 million). The Neptune field is located in the deepwater Gulf of Mexico approximately 120 miles from the coast of Louisiana. The production facility will be located in approximately 4,250 feet of water. A standalone, tension leg platform (TLP) has been selected for the development, with seven initial subsea wells tying back to the TLP. First oil is expected by the end of calendar year 2007.

Starlifter Development

We hold a 30.95% interest in the Starlifter project with Newfield Exploration (operator with 45%), Houston Exploration (13.75%) and Ridgewood Energy Corp. (10.3%). It is located in West Cameron Blocks 77 and 96. First production from a single gas well commenced in July 2005. A second well is expected to be drilled in the first half of calendar year 2006.

Shenzi – Green Canyon Exploration

In December 2002 we drilled an exploration well on the deepwater Shenzi prospect. The well was drilled in 4,400 feet of water and encountered hydrocarbons. Four successful appraisal wells have since been drilled on the Shenzi prospect. The Shenzi-2 appraisal well drilled to a total depth of 25,500 feet also encountered hydrocarbons, and was followed up by several successful sidetracks. The Shenzi-3 appraisal well was subsequently drilled to test the western side of the structure, reaching a total depth of 28,300 feet. The Shenzi-3 appraisal drilling operations were completed in December 2004 after several successful sidetracks. The Shenzi-4 appraisal well finished drilling in March 2005 after reaching a total depth of 28,000 feet. The Shenzi-5 appraisal well finished drilling in June 2005, after reaching a total depth of 28,500 feet and successfully testing the down dip limits of the structure.

An integrated project team was formed to further define the range of reservoir uncertainty, evaluate development alternatives and select a preferred concept. In July 2005, the Shenzi project progressed to the feasibility phase, having selected a concept based on a 100,000 barrels of oil per day nominal capacity TLP with subsea wells. The project scope, costs, and schedule are being finalised as a part of the front end engineering and design prior to sanctioning the project.

Based on the preferred development concept and the wells drilled to date, a small quantity of reserves were booked in 2004-2005.

We are operator and own a 44% working interest in Shenzi, with Amerada Hess and BP each owning a 28% working interest.

Mustang Exploration

In June 2005, we drilled a successful gas exploration well in West Cameron Block 77. We are the operator with a 43.7% working interest with partners Dominion Exploration (22.4%), Houston Exploration (19.4%) and Ridgewood Energy Corp. (14.5%). Development activities are underway, with first gas expected during calendar year 2006.

Puma – Green Canyon/Western Atwater Foldbelt Exploration

The Puma-1 exploration well was drilled in January 2004. The well was drilled in 4,130 feet of water and encountered hydrocarbons in both the original hole and in two subsequent sidetrack bores. The operator (BP) is currently drilling the first appraisal well, with a second appraisal well planned to spud late calendar year 2005.

We hold a 33.3% working interest in Puma with BP owning 51.7% and Unocal owning the remaining 15%.

Cascade / Chinook – Walker Ridge Exploration

In June 2002, we (as operator) drilled an exploration well on the ultra deepwater Cascade Prospect and encountered hydrocarbons. The well was drilled in waters approximately 8,200 feet deep to a total depth of 27,979 feet. The Cascade 2 appraisal well is currently drilling and is expected to be finished late calendar year 2005.

We hold a 50% working interest in Cascade, with Petrobras and Devon Energy Corporation each holding a 25% interest.

In January 2001, we (as operator) drilled an exploration well on the ultra deepwater Chinook Prospect. The well was drilled in water depths of approximately 8,830 feet and failed to encounter hydrocarbons. A second exploration well targeting a deeper reservoir section was subsequently drilled in June 2003 and encountered hydrocarbons. Further appraisal will be required to evaluate the economic viability of the resource.

We own a 40% working interest in Chinook, with Petrobras America owning a 30% interest with Amerada Hess and Total each owning a 15% interest.

Some significant exploration wells drilled in the Gulf of Mexico during 2004-2005 included:

Mad Dog Deep

Drilling operations are proceeding on the Mad Dog Deep well, a 27,300 feet wildcat located in Green Canyon Block 826 in 6,741 feet of water. The well was spud in May 2005 and is targeting the Pre-Miocene section (Eocene and Paleocene) on the Mad Dog anticline. It reached final depth in August 2005 and logging operations are continuing. We hold a 23.9% working interest, with partners BP (operator) 60.5% working interest and Unocal 15.6% working interest.

Makalu

The Makalu-1 exploration well in the Atwater Valley was spudded in the fourth quarter of 2004, and was subsequently plugged and abandoned in the second quarter of 2005 as a dry hole. Chevron operated the well with a 37.5% working interest, while we participated at a 40% working interest level. Other partners were Devon (12.5%) and Murphy Oil who farmed-in to our position at a 10% working interest level.

Bonsai

We are currently participating with a 35% working interest in a planned 29,500 feet deep exploratory test on the Bonsai Prospect in the Atwater Valley. BP is operating the well with a 65% working interest, and will also operate any subsequent appraisal operations.

Joseph

We participated with a 20% working interest with Shell as operator (30%) in an exploration well on the Joseph prospect in High Island Block 10L in Texas State waters, spudded in early September 2004. Partners in the well included Devon (20%) and Total (30%). The well reached a total depth of 25,552 feet in late June 2005 and has been temporarily abandoned.

Blackbeard

We are currently participating with a 5% working interest with Exxon as operator (25%) in an exploration well on the Blackbeard prospect in South Timbalier Block 168 in Lousiana Federal OCS waters, spudded in early February 2005. Partners in the well include Newfield (23%), BP (20%), Petrobras (20%) and Dominion (7%). As of mid 2005, the well was at a depth of 12,872 feet. The planned total depth of the Blackbeard well is 32,000 feet and total depth is anticipated to be reached in early calendar 2006.

Knotty Head

We are currently participating with a 25% working interest in an exploration well on the Knotty Head Prospect located in the Green Canyon area close to the existing Tahiti discovery. Partners in the well include Nexen (25% operator), Anadarko (25%), and Unocal (25%). Unocal spudded the well in March 2005 and has encountered hydrocarbons. Drilling operations are continuing with the well expected to reach final depth in mid-October 2005.

Significant Acreage Activity / Changes in Ownership in the Gulf of Mexico during 2004-2005 included:

Vortex and Bass Lite (Atwater Valley)

In November 2004 we divested our interest in the Vortex gas discovery in the eastern Atwater foldbelt area. An additional divestment was made of the Bass Lite gas discovery and more than 60 OCS blocks in the same area in April 2005.

Trinidad and Tobago Exploration

Block 2(c) REA Exploration

In April 2002, at the end of the Second Exploration Phase, we relinquished acreage as required under the production sharing contract , and retained approximately 16,120 hectares in the southern portion of Block 2(c), offshore Trinidad. The retained exploration area (REA) is a subset of the broader Block 2(c) PSC which was signed on 22 April 1996 and which comprised 51,766 hectares. We own a 64.28% working interest with Talisman Energy holding the remaining 35.72%. As the operator we drilled the Howler-1 well in June 2003 and encountered hydrocarbons. The well was drilled in waters approximately 190 feet deep to a total depth of 10,170 feet. It is being evaluated as part of the Angostura gas commercialisation study. During 2004-2005, mapping of the remaining prospectivity within Block 2(c) REA was completed and the final commitment exploration well (Gypsy) was spudded in July 2005.

Block 2(c) Producing Area

Kairi A1-A05 (K1-OG) was spudded in December 2004 to test a deeper pool exploration follow-on to a deviated field development well within the Block 2(c) Producing Area. We operated the well with a 45% working interest, with other participants being Total (30%) and Talisman (25%). In January 2005, we and Talisman agreed to drill to a deeper depth which Total opted out of leaving us with a 64.28% working interest and Talisman having the remaining 35.72% in this well. We encountered sub-commercial quantities of hydrocarbons and the well was plugged and abandoned as a dry hole in late June 2005.

Block 3(a) Exploration

The Block 3(a) PSC was signed on 22 April 2002. Block 3(a) is located 40 kilometres off the east coast of Trinidad in water depths ranging from 100 to 300 feet and comprises 612 square kilometres adjacent to the east of Block 2(c). We own a 30% working interest in block 3(a) with BG Trinidad and Tobago and Talisman Energy each holding 30% and Total holding 10%. As the operator we drilled two exploration wells in block 3(a) in September and October 2003. The wells were on the Bimurraburra and Delaware prospects. It was subsequently found that the Bimurraburra prospect was non-commercial and the cost was written-off in March 2005. The Delaware discovery is being assessed to determine its economic potential. During 2004-2005, mapping of the remaining prospectivity within Block 3(a) was completed and the first of a maximum of three commitment exploration wells is planned to be spudded in late calendar 2005.

Galera Block Exploration

We farmed into BP’s Galera Block during 2003-2004 under an agreement which required us to fund a seismic programme over the block in order to retain an option to earn a working interest by funding a future exploration well. We are currently deciding whether or not to exercise our option to participate in an exploration well on the block. Should we participate, the post-well interests in the Galera Block would be BP (50% operator), BHP Billiton (32.5%) and Talisman (17.5%). Our farm-in to this block remains subject to Government approval.

Maritime Canada

During 2003, we negotiated a farm-in arrangement with ConocoPhillips to participate in its Laurentian Basin acreage. The agreement, concluded in 2004, gave us access to ConocoPhillip’s operated acreage with Murphy Oil Company as its joint venture partner. The acreage includes existing exploration licences (offshore Newfoundland—7 licences, Nova Scotia—1 licence/pending and St Pierre Miquelon—1 licence), with the farm-in giving us various participating interest earning options, with a maximum participating interest earning rights ranging from 32.5% to 40% depending upon the particular area earned and exploration work programme completed. The work programmes to date have included a 3,800 kilometre 2D seismic programme (completed during July through November 2004) and a 2,100 square kilometre 3D seismic programme (in progress in 2005 with completion targeted for early in the second quarter of 2005-2006). An exploration drilling programme targeting one or more exploration wells (depending upon seismic results) is scheduled to begin in 2007.

Colombia

During 2004-2005, we negotiated a 100% participating interest in the offshore Fuerte Technical Evaluation Agreement (TEA), which became effective 16 May 2005. The TEA covers an area of approximately 1.5 million hectares and gives us the right to technically study the area for a period of 18 months. On or before the end of the study period, we have the preferential right to convert the TEA to an exploration licence, the term and work commitments of which are negotiable with the Colombian National Hydrocarbon Agency.

Mexico

During 2004-2005, we entered into an agreement with PEMEX (Mexico’s state oil company) to assist them in evaluating the petroleum system and prospectivity of the Lamprea Profundo area. This “Joint Collaboration Project” started in March 2005 and concluded in August 2005. We have conducted geological and geophysical evaluations of seismic and well data and are assisting PEMEX with basin modeling, structural restoration and production facility selection studies.

Brazil

In June 2002, we acquired a 100% interest in offshore block BM-C-24 that covers 603 square kilometres. Following an evaluation of the block’s prospectivity, a decision was made to exit. Therefore, following the required transfer of reprocessed seismic data to the government, we relinquished the block in August 2005.

Europe/Africa/Middle East

We have exploration interests in the UK North Sea, Algeria and southern Africa.

UK North Sea Exploration

In October 2004 we farmed into the Davan prospect located in the UK northern North Sea in Blocks 9/5aS, 9/10a, 9/5c and 9/4c. Partners in the blocks include Total (operator), Marathon and Amerada Hess, with the equity held by each partner varying across the four blocks. We have working interests of 27%-35% in the Davan blocks. The Davan prospect is located in 350 feet of water 17 kilometres north-east of the Bruce platform and if successful could potentially be developed as a subsea tieback to Bruce. The current commitment is to drill one exploration well which spudded in September 2005.

Algeria Exploration

During 2004 and 2005, we participated in two international exploration licence rounds in Algeria (the fifth round awarded in August 2004 and the sixth round in April 2005), with the blocks being awarded under production sharing contracts. We were successful in both of these rounds, being awarded the Ksar Hirane permit in the fifth round and the Hassi Bir Rekaiz and Oudoume permits in the sixth round.

Ksar Hirane (Blocks 408a/409) is located onshore to the north of the gas field Hassi R’ Mel. We have a 50% operating interest, with Woodside Energy Ltd holding the remaining 50%. The expected work programme is 1,200 kilometres of 2D seismic and one exploration well during the initial three year period. Seismic acquisition commenced in September 2005, with the first exploration well planned for late 2006.

Hassi Bir Rekaiz is located onshore in the Berkine Basin, approximately 190 kilometres north-west of the ROD Integrated Development. We have a 100% operating interest in this permit which includes the existing Semhari oil discovery. The expected work programme includes both exploration and appraisal activities (2D seismic on the exploration potential and 3D seismic on the appraisal area, with wells on both) over the initial three year period, but work is yet to start as the licence is yet to be formally gazetted.

Oudoume is located onshore in the Illizi Basin, approximately 100 kilometres west of the Ohanet wet gas development. We have a 100% operating interest in this permit which includes two small existing gas discoveries. The expected work programme includes both exploration appraisal activities (2D seismic on the exploration potential and 3D seismic on the appraisal area, with wells on both) over the initial three year period, but work is yet to start as the licence is yet to be formally gazetted.

South Africa

In May 2002, we entered into a farm-in agreement with Global Energy Holdings to acquire a 90% operated working interest in deepwater exploration Block 3B/4B, offshore South Africa. In February 2004, we farmed out half of our interest in Block 3B/4B offshore South Africa to Occidental Oil and Gas Corporation whilst retaining a 45% working interest and operatorship. The joint venture then acquired 3D seismic data and we are currently planning to drill an exploration well in the fourth quarter of calendar year 2005.

In November 2004, we and Occidental applied to the South African Government Agent (PASA) for an exploration right over a large tract of acreage (approximately 52,000 square kilometres) to the west of Blocks 3B/4B, referred to as the Western Margin Deepwater Block and this application is currently being processed.

In March 2005, we farmed into Block 3A/4A, acquiring a 90% working interest and resuming operatorship from Sasol Petroleum International (Pty) Ltd. We are currently reprocessing the 3D survey prior to deciding whether to proceed with the next licence phase.

Namibia

In March 2005, we applied for two exploration licences in offshore Namibia and negotiations with the Government are currently underway.

Marketing

Oil and Condensate

Our global trading and marketing teams based in Houston, Melbourne, The Hague and Singapore manage the marketing and risk associated with our crude oil, condensate and petroleum products. We use a combination of floating price short term and long term contracts in both domestic and export markets. The global crude oil and products trading and marketing team forms part of the wider BHP Billiton Group marketing function.

LNG

As part of our expansion plans, we participate with the other North West Shelf joint venture partners in a marketing organisation, North West Shelf Australia LNG Pty Ltd, established to market LNG produced from Australian gas resources to overseas buyers. Along with our joint venture partners, we are actively pursuing opportunities in Japan, China and Korea.

We are seeking approval to construct and operate the Cabrillo Port, a Floating Storage and Re-gasification Unit (FSRU) approximately 34 kilometres off the California coast. This deepwater “port” would be the receiving terminal for shipments of LNG bound for the west coast markets of the United States. Cabrillo Port is designed to store 270,000 cubic metres of LNG. Natural gas production would average 800 million cubic feet per day with design capacity of the FSRU and downstream pipelines allowing maximum deliveries of 1.2 billion cubic feet per day into the SoCal Gas pipeline system. The Cabrillo Port project is in the midst of a thorough permitting process involving federal, state and local government agencies. The project is currently in the pre-feasibility study stage with Board sanction targeted for 2007.

LPG

We market our entitlements of LPG produced from the Bass Strait and North West Shelf projects mainly through term contracts with domestic Australian wholesalers of LPG and international LPG end users. We make some spot sales when LPG produced exceeds our term commitments.

Energy Marketing

Energy Marketing (EM) was set up in July 2002, with the responsibility of co-ordinating our marketing activities in the energy commodity markets, namely coal, gas, emissions credits and electricity. The group is based in The Hague, The Netherlands and is part of our Marketing function.

EM is currently active in purchasing and selling third party physical gas and small amounts of electricity in the UK and emissions credits in Europe. EM has also participated in gas storage capacity to facilitate its gas sale and purchase activities. Where required, EM also buys or sells pipeline capacity to transport gas onto the UK gas grid called the National Transmission System. Most products are transacted over the counter and are principal-to-principal transactions in the wholesale market. The emissions strategy is largely defensive to meet internal asset requirements as well as to facilitate increased coal sales into Europe.

Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made). Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, the assessment of impairments and the assessment of valuation allowances against deferred tax assets) that are based on reserve estimates are also subject to change.

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other producing reservoirs in the immediate area. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In certain deepwater Gulf of Mexico fields proved reserves have been determined before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting those tests. In these fields other industry-accepted technologies have been used that are considered to provide reasonably certain estimates of productivity.

The table below details estimated oil, condensate, LPG and gas reserves at 30 June 2005, 30 June 2004 and 30 June 2003, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves include quantities of oil, condensate and LPG which will be produced under several production and risk sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2005, approximately 12% (2004: 17%; 2003: 19%) of proved developed and undeveloped oil, condensate and LPG reserves and nil per cent (2004: nil; 2003: nil) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

Proved developed and undeveloped oil, condensate and LPG reserves (a)	Australia / Asia	Americas	UK/Middle East	Total
	(millions of barrels)
Reserves at 30 June 2002	329.0	160.7	108.9	598.6
Improved recovery	—	—	0.1	0.1
Revisions of previous estimates	52.2	(12.2)	12.2	52.2
Extensions and discoveries	0.5	10.1	3.9	14.5
Purchase/sales of reserves	—	—	—	—
Production (b)	(55.1)	(6.6)	(11.7)	(73.4)

Total changes	(2.4)	(8.7)	4.5	(6.6)

Reserves at 30 June 2003	326.6	152.0	113.4	592.0
Improved recovery	—	—	—	—
Revisions of previous estimates	20.2	(2.6)	(9.5)	8.1
Extensions and discoveries	0.4	11.0	1.1	12.5
Purchase/sales of reserves	—	(4.0)	—	(4.0)
Production (b)	(46.3)	(7.6)	(14.1)	(68.0)

Total changes	(25.7)	(3.2)	(22.5)	(51.4)

Reserves at 30 June 2004	300.9	148.8	90.9	540.6
Improved recovery	—	—	—	—
Revisions of previous estimates	24.5	(1.7)	(1.3)	21.5
Extensions and discoveries	7.2	43.5	—	50.7
Purchase/sales of reserves	(9.2)	—	—	(9.2)
Production (b)	(38.7)	(7.6)	(14.7)	(61.0)

Total changes	(16.2)	34.2	(16.0)	2.0

Reserves at 30 June 2005 (c)	284.7	183.0	74.9	542.6

Proved developed oil, condensate and LPG reserves (a)
Reserves at 30 June 2002	233.1	15.9	30.2	279.2
Reserves at 30 June 2003	227.8	9.9	24.5	262.2
Reserves at 30 June 2004	201.9	5.4	54.8	262.1
Reserves at 30 June 2005	180.5	18.3	74.5	273.3

(a)	In Bass Strait, the North West Shelf, Ohanet and the North Sea, LPG is extracted separately from crude oil and natural gas.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and LPG reserves include 11.3 million barrels derived from probabilistic aggregation procedures.

Proved developed and undeveloped natural gas reserves	Australia / Asia (a)	Americas	UK/ Middle East	Total
	(billions of cubic feet)
Reserves at 30 June 2002	4,500.8	154.0	489.2	5,144.0
Improved recovery	—	—	16.7	16.7
Revisions of previous estimates	404.1	4.9	(7.0)	402.0
Extensions and discoveries	188.9	10.2	—	199.1
Purchases/sales of reserves	—	—	—	—
Production (b)	(189.2)	(21.8)	(79.9)	(290.9)

Total changes	403.8	(6.7)	(70.2)	326.9

Reserves at 30 June 2003	4,904.6	147.3	419.0	5,470.9
Improved recovery	—	—	—	—
Revisions of previous estimates	114.6	2.2	(10.0)	106.8
Extensions and discoveries	51.6	4.6	—	56.2
Purchases/sales of reserves	—	(32.8)	—	(32.8)
Production (b)	(222.9)	(20.5)	(77.0)	(320.4)

Total changes	(56.7)	(46.5)	(87.0)	(190.2)

Reserves at 30 June 2004	4,847.9	100.8	332.0	5,280.7
Improved recovery	—	—	—	—
Revisions of previous estimates	237.3	3.1	(29.9)	210.5
Extensions and discoveries	177.0	27.6	—	204.6
Purchases/sales of reserves	(165.8)	—	—	(165.8)
Production (b)	(275.7)	(14.6)	(57.6)	(347.9)

Total changes	(27.2)	16.1	(87.5)	(98.6)

Reserves at 30 June 2005 (c)	4,820.7	116.9	244.5	5,182.1

Proved developed natural gas reserves
Reserves at 30 June 2002	2,455.1	79.9	481.9	3,016.9
Reserves at 30 June 2003	2,560.4	64.8	397.1	3,022.3
Reserves at 30 June 2004	2,539.7	20.1	310.0	2,869.8
Reserves at 30 June 2005	2,621.4	15.1	239.3	2,875.8

(a)	Production for Australia includes gas sold as LNG and as liquefied ethane.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 190.6 billion cubic feet derived from probabilistic aggregation procedures.

Production

The table below details our Petroleum business’ historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the three years ended 30 June 2005, 2004 and 2003. We have shown volumes and tonnages of marketable production, after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	Year ended 30 June
	2005	2004	2003
Crude Oil and Condensate Production
(millions of barrels)
Australia/Asia	31.1	38.9	48.0
Americas	7.6	7.5	7.1
Europe/Africa/Middle East	12.1	11.6	10.8

Total	50.8	58.0	65.9

Natural Gas Production
(billions of cubic feet)
Australia/Asia (Domestic)	189.8	165.3	126.4
Australia/Asia (LNG) (leasehold production)(1)	83.1	60.8	62.0
Americas	15.0	20.6	20.6
Europe/Africa/Middle East	57.8	77.6	72.2

Total	345.7	324.3	281.2

Liquefied Petroleum Gas (LPG) Production(2)
(thousand tonnes)
Australia/Asia (leasehold production)	640.1	652.8	644.2
Europe/Africa/Middle East (leasehold production)	220.0	200.7	98.9

Total	860.1	853.5	743.1

Ethane Production
(thousand tonnes)
Australia/Asia (leasehold production)	101.5	94.3	94.9
Total Petroleum Products Production
(millions of barrels of oil equivalent) (3)	119.0	122.5	121.8
Average Sales Price
Oil and Condensate (US$ per barrel)(4)	47.16	32.24	28.14
Natural gas (US$ per thousand cubic feet)	2.98	2.62	2.21
Average Production Cost(5)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	9.89	7.78	8.01
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	4.16	3.27	3.55

(1)	LNG consists primarily of liquefied methane.
(2)	LPG consists primarily of liquefied propane and butane.
(3)	Total barrels of oil equivalent (boe) conversions based on the following:

6,000 scf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

(4)	No commodity hedging of oil and condensate prices occurred during the periods presented.
(5)	Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties. Average production costs also include the foreign exchange effect of translating local currency denominated costs and indirect taxes into US$.

Regulatory and Fiscal Terms

Australia

Oil and natural gas belong to the government, and rights to explore and produce oil and natural gas are granted by the relevant State, Territory or Commonwealth Government of Australia. The Commonwealth Government has legislative responsibility for Australian offshore petroleum exploration and production beyond the three-mile territorial sea limit, which encompasses the area of most relevance to us in Australia. Our operations in this area are governed by the Petroleum (Submerged Lands) Act 1967 (PSLA). Within the three-mile limit, petroleum operations are governed by the adjacent State or Northern Territory legislation, which is similar to the PSLA. Most production licences we hold in the North West Shelf and Bass Strait regions have been issued under the PSLA.

An exploration permit authorises the holder to explore for, but not produce, petroleum in the area that is the subject of the permit. Offshore exploration permits are awarded based on either cash bidding or work programme bidding for an initial period of six years. The holder of a permit granted under the work programme bidding system is required to complete a minimum guaranteed dry-hole work programme for the first three years of the permit and secondary work programme for the subsequent three years. Under the cash bidding system, permits are awarded to the highest cash bidder and applicants are not required to submit exploration programmes.

Exploration permits may be renewed for five-year periods in respect of half the number of blocks contained within the existing permit. A retention lease may be applied for if a petroleum discovery is currently non-commercial but has the potential to become commercial within 15 years. The initial term of a retention lease is five years and it may be renewed provided it still meets the required commerciality criteria. A production licence may be applied for after a discovery is made. Production licences granted prior to 30 July 1998 authorise the licensee to recover petroleum and explore for petroleum in the licence area for a term of 21 years with a further term of 21 years upon the first renewal. All production licences granted after 30 July 1998 and the second renewal of production licences granted prior to that date remain in force indefinitely. Such production licences will expire if no production operations are carried on for a continuous period of five years.

The expiry dates of our existing production licences in Australia are as follows:

Licence Name	Field (s)	Expiry Date
VIC/L1-2	Barracouta, Whiptail, Tarwhine and Whiting	24 August 2009
VIC/L3-4	Marlin, Batfish and Turrum	24 August 2009
VIC/L5-6	Halibut, Mackerel, Yellowtail and Gudgeon	19 September 2010
VIC/L7-8	Kingfish	19 September 2010
VIC/L9	Tuna	12 July 2016
VIC/L10	Snapper, Moonfish and Sweetlips	28 May 2018
VIC/L11	Flounder	28 May 2018
VIC/L13-14	Bream	15 December 2006
VIC/L15-16	Dolphin	13 June 2010
VIC/L17	Perch	13 June 2010
VIC/L18	Seahorse	13 June 2010
VIC/L19	West Fortescue	12 July 2016
VIC/L20	Blackback/Terakihi	1 January 2019
VIC/L22	Minerva	31 October 2023
WA-1-L to WA-6-L	North Rankin, Goodwyn and Angel	29 September 2022
WA-9-L	Wanaea and Cossack	11 April 2012
WA-11-L	Wanaea	30 September 2014
WA-16-L	Hermes and Lambert	11 September 2018
WA-30-L	Perseus Extension	5 years after the end of production
WA-10-L	Griffin, Chinook and Scindian	18 February 2014
WA-23-L to WA-24-L	Echo Yodel	5 years after the end of production
PL191 (Coal Bed Methane)	N/A	21 March 2032
PL196 (Coal Bed Methane)	N/A	21 December 2034

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

The petroleum resource rent tax is payable when project cash flows become positive, after taking into account all allowable exploration, development and operating costs, and after a stipulated return on the project has been achieved. Exploration expenditure has a stipulated return of 15% plus the Australian government long-term bond rate, and project expenditure has a stipulated return of 5% plus the long-term bond rate. The long-term bond rate for this purpose for the year ended 30 June 2005 was 5.42%.

Pakistan

Onshore oil and gas interests in Pakistan are held under concession agreements which provide for exploration, development and production operations to be carried out under petroleum exploration licences, with interest holders being entitled to apply for the grant of a development and production lease in the event of a commercial discovery. Our rights in the Zamzama field are held under the concession agreement relating to the 2667-1 Dadu block, and the associated development and production lease. A royalty equivalent to 12.5% of the wellhead value of the petroleum won and saved under this lease is payable to the government, with production bonuses also payable when cumulative levels of production reach specific pre-set levels. Income tax liability is charged at the higher of 55% of taxable profits (after charging royalty as an expense) and 50% of profits before charging royalty. Royalty payments are adjustable against the final income tax liability.

Americas

Our current operations in the Americas principally fall under two separate fiscal regimes, namely, the United States, and Trinidad and Tobago. In the United States, operations are predominantly in Federal offshore waters in the Gulf of Mexico. Revenues from this area carry royalty interests of 16.67% in water depths up to 400 metres and 12.5% in water depths greater than 400 metres. In addition, a 35% tax rate is also levied on taxable income. Under the United States Outer Continental Shelf Deep Water Royalty Relief Act of 1995, certain deepwater outer continental shelf tracts in the central and western Gulf of Mexico have been leased with automatic suspension of the royalty payment obligation as to certain volumes of production, depending on the water depth of the wells. In addition to automatic royalty relief, the government can also grant discretionary royalty relief where prospect development would be otherwise uneconomic.

The lease conditions for our existing production in the Gulf of Mexico are such that each lease shall continue from the effective date, for the initial period, and for so long thereafter as oil or gas is produced from the leased area.

In December 2000, the US Minerals Management Service (MMS) granted discretionary royalty relief for up to 87.5 million barrels of oil equivalent on production from the Typhoon field, subject to commodity price thresholds which, when reached, trigger royalty payment obligations. The Boris field qualifies for automatic royalty relief, but MMS has, arguably incorrectly, imposed price thresholds, which trigger the royalty payment obligation. The Mad Dog Field is not eligible for any form of royalty relief.

As at 30 June 2005 we have 19 producing leases in the Gulf of Mexico:

Block	Area	Field	Expiry Date

282	Green Canyon	Boris	As long as oil and gas is producing in “paying quantities”.

18	Green Canyon	Green Canyon 18	As long as oil and gas is producing in “paying quantities”.

944, 988	Ewing Bank	Green Canyon 18	As long as oil and gas is producing in “paying quantities”.

160-161, 205	Green Canyon	Genesis	As long as oil and gas is producing in “paying quantities”.

738, 781-783, 825-826	Green Canyon	Mad Dog	As long as oil and gas is producing in “paying quantities”.

236-237	Green Canyon	Typhoon	As long as oil and gas is producing in “paying quantities”.

60	Green Canyon	Green Canyon 60	As long as oil and gas is producing in “paying quantities”.

60-61, 76-77	West Cameron	West Cameron 76	As long as oil and gas is producing in “paying quantities”.

In Trinidad and Tobago, the production sharing contracts allow the contractor to recover its cost from revenue from production in Block 2(c) and Block 3(a). The remaining production is deemed to be “profit crude oil” or “profit natural gas” which is split between the Government and contractor according to a formula based on daily production levels and the respective oil or natural gas prices.

The present expiry dates of our existing production sharing contracts in Trinidad and Tobago are as follows:

Block	Field (s)	Expiry date
2(C)	Angostura	21 April 2021
2(C) Retention	Exploration phase	21 February 2006
3(A)	Exploration phase	21 April 2006

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

Algeria

Oil and gas are owned by the Algerian state. Mining licences are granted to Sonatrach, the state-owned oil company. Sonatrach, in turn, is empowered by Algerian legislation to enter into contractual arrangements with non-Algerian enterprises covering the exploration and/or exploitation of oil and gas fields. Where the contractual form is either that of a production sharing or risk service contract, the non-Algerian enterprise is liable to Algerian tax, but Sonatrach pays this on their behalf. The ROD Integrated Development partly located in Blocks 401a/402a is under a production sharing contract with an exploitation phase duration of 15 years, plus an option for a five year extension under certain conditions. The Ohanet development is under a risk service contract with an agreed fixed profit consideration from liquids production over a target eight year period from the start of production. This eight year period can be extended for up to four years under certain conditions.

The 401a/402a production sharing contract allows the Contractor to recover its costs out of a maximum of 72.5% of the annual production of crude oil and natural gas liquids from the fields that are covered by the production sharing contract. The remaining production is split as between Sonatrach and the Contractor according to a formula based upon daily production levels. Sonatrach’s share of such production ranges from 28% to 57%, out of which Algerian taxes and royalty are paid on behalf of the Contractor, provided that the Contractor is not entitled to more than 49%, in aggregate, of the annual production of crude oil and natural gas liquids, except in the first and second calendar years of production. This may be adjusted in the sixth calendar year of production.

With regard to Ohanet, the risk service contract provides that the Ohanet field shall be developed by the Contractor, the cost reimbursement of which is capped at approximately US$928 million (excluding payments made for Algerian taxes and duties). The Contractor is entitled to the reimbursement of the cost of development, Algerian taxes and duties paid, and operating costs. A level of remuneration set at 106.9% is applied to the recoverable development costs and Algerian taxes and duties incurred. Total recoveries and remuneration is from the production of LPG and condensate. The recoverable and remunerable volumes cannot exceed 49% of the combined annual production of LPG, condensate, and dry gas from the Ohanet field. Sonatrach is entitled to the remainder of the production, from which Algerian royalty and taxes are paid on behalf of the Contractor.

Aluminium

Our Aluminium Customer Sector Group is principally involved in the production of aluminium and alumina. The principal raw materials required for our aluminium production are alumina, petroleum coke, liquid pitch and electricity.

Hillside

We own the Hillside aluminium smelter, which we commissioned between July 1995 and June 1996. Hillside is located in Richards Bay, 200 kilometres north of Durban, KwaZulu-Natal, South Africa. In 2003 – 2004, we increased the capacity of Hillside by 132,000 tonnes per annum at a cost of US$411 million. In fiscal year 2005 Hillside produced approximately 685,000 tonnes of aluminium using the Aluminium Pechiney AP30 technology. Hillside mostly produces primary aluminium. We sell most of our primary aluminium in standard ingot form, principally to export markets in Asia, Northern Europe and the United States. Hillside also sells aluminium in liquid metal form to our Bayside operations, which casts it into products for the manufacture of aluminium value-added products such as alloy wheels.

We own all of Hillside’s property, plant and equipment, including the land on which it is located. In addition, we own silos, buildings and overland conveyors at Richards Bay Port which sit on leased land. Our leases are for 10 years and expire in 2009. Other than the lease of the silo site, the leases have options to extend for up to 10 years. We have to reline the pots we use in our reduction process every five to six years and are currently in our second relining cycle for potline 1 and 2.

Hillside’s annual alumina requirements of approximately 1,326,000 tonnes are sourced from our own refinery product and third party sources. Hillside consumes approximately 257,000 tonnes per year of calcined petroleum coke and approximately 56,000 tonnes of liquid pitch each year sourced from a number of overseas suppliers. Hillside purchases electricity from Eskom, the local state-owned power generation company, under a long-term contract with pricing linked to the aluminium price on the London Metal Exchange (LME).

Bayside

We own the Bayside aluminium smelter, which was commissioned in 1971. Bayside is located at Richards Bay. Bayside currently produces approximately 180,000 tonnes of aluminium per year. The smelter uses Alusuisse pre-bake and Soderberg self-bake technologies.

Bayside purchases liquid aluminium from Hillside, which is utilised in addition to the liquid metal produced by Bayside in the manufacture of value-added products.

Bayside generates approximately 80% of its sales revenue from the domestic market, which consists of South Africa and the surrounding countries. The main products produced at Bayside include wheel rim alloy, for use in the manufacturing of vehicle rims, extrusion billets, for use in the building industry, rods, for use mainly as electrical cables and rolling ingot, for use mainly in the production of aluminium sheeting.

Bayside’s annual alumina requirements are sourced from our own refinery product and third party sources. Bayside purchases approximately 70,000 tonnes per year of calcined petroleum coke primarily from American suppliers and approximately 24,000 tonnes of liquid pitch each year from primarily a locally based manufacturer. Bayside purchases electricity from Eskom under a long-term power supply agreement which links the cost of electricity to the aluminium price on the LME.

Mozal

We own a 47.1% interest in the Mozal aluminium smelter, which was commissioned in June 2000. The remaining interest in Mozal is owned by Mitsubishi, which owns a 25% interest, Industrial Development Company of South Africa Limited, which owns a 24% interest, and the government of Mozambique, which owns a 3.9% interest. The smelter is located in southern Mozambique, on the east coast of southern Africa, 17 kilometres from Maputo. It is located approximately 13 kilometres from the nearest port facilities. The smelter uses the Aluminium Pechiney AP30 technology.

Mozal produced its first metal from Phase 1 in June 2000 and from Phase 2, which added a second potline at a cost of US$660 million, in April 2003. The nameplate capacity of the smelter is 506,000 tonnes per year. Our share of production for 2004-2005 was 260,000 tonnes. The joint venture produces standard ingots. We export most of our share of Mozal’s production to Europe.

We furnish approximately 1,000,000 tonnes of alumina per year to Mozal, which represents its entire alumina requirements. Mozal purchases most of its petroleum coke requirements from American suppliers. The joint venture purchases its electricity from the South African grid from Motraco, a joint venture between Electricidade de Mozambique, Eskom and the Swaziland Electricity Board, under a power supply agreement which in the first 12 years (through 2012) is at a fixed tariff and thereafter is linked to the aluminium price on the LME.

Worsley

We own an 86% interest in the Worsley joint venture, an integrated bauxite mining and alumina refining operation located in Western Australia. The other participants in the venture are Sojitz Alumina Pty Ltd, which owns a 4% interest, and Japan Alumina Associates (Australia) Pty Ltd, which owns a 10% interest. The refinery is located approximately 55 kilometres north-east of Bunbury and the bauxite mining operation is linked to the refinery via a 51 kilometre overland conveyor.

The open-pit mine produces approximately 12 million tonnes of bauxite per year from extensive near surface deposits. The venture operates its mine on a 2,600 square kilometre mining lease. At the end of the initial 21-year lease granted by the Government of Western Australia, the joint venture renewed the lease for a further 21 years in 2004. There is a further 21-year renewal option available and a possibility that the joint venture may benefit from a third 21-year renewal under renegotiated terms. At current production rates, the venture expects the mining life of the reserves at Worsley to be approximately 26 years.

The refinery, utilising the Bayer process, currently produces approximately 3.27 million tonnes of alumina per year. The joint venture produces metallurgical grade alumina, which is used as feedstock for aluminium smelting. Our share of alumina production at the refinery is approximately 2.81 million tonnes per year. Our alumina is railed to a shared berth facility at the port of Bunbury, and dispatched from there by ship directly to end-use customers.

In May 2004, we announced the approval of the US$192 million (US$165 million our share) Worsley Alumina Development Capital Projects (DCP). The DCP is designed to take advantage of latent capacity in the plant through a series of 28 packages of work. The result will be an increase in alumina production of 250,000 tonnes per annum (215,000 tonnes per annum our share) to a capacity of 3.5 million tonnes per annum (3.01 million tonnes per annum our share). Commissioning and completion of DCP is expected by the first quarter of calendar year 2006 with the resulting production ramp-up to be achieved by the end of the second quarter of calendar year 2006.

The principal raw materials required for alumina production at Worsley, apart from bauxite, are caustic soda, natural gas used for calcination and steam generation and coal for the power station. The power and steam needed by the refinery are provided by a venture owned onsite coal fired power station and a non-venture owned onsite gas fired power station.

Suriname

In August 2003, we announced the restructuring of our joint venture arrangements with Suriname Aluminium Company, L.L.C (Suralco). Under the new arrangement, BHP Billiton Maatschappij Suriname manages all mining operations while Suralco continues to manage the alumina refining in the restructured 45% (BHP Billiton) - 55% (AWAC) venture. The mining joint venture exploits the Lelydorp and Coermotibo deposits, carries out exploration work and new mine development for future bauxite supply. The mining joint venture produces metallurgical grade bauxite, which is processed by the refining joint venture’s alumina plant at Paranam.

The Lelydorp III mine, an open-pit mine located in the coastal plain of Suriname, is situated approximately 25 kilometres south of Paramaribo and 17 kilometres west of the Paranam Refinery. The mine has a nominal production capacity of 2.1 million tonnes per annum.

The Coermotibo operations, a surface strip mine located 150 kilometres east of the Paranam refinery produces 2.1 million tonnes of metallurgical grade bauxite ore per annum. The ore is hauled to the Coermotibo crushing and loading facility and subsequently barged to the Paranam refinery.

Exploration and Exploitation rights

We hold exploitation licences with respect to the Para and Kankantrie deposits, which were recently extended to 2026. Suralco holds exploitation licences over the current Lelydorp III deposit as well as over the bauxite deposits in the Coermotibo operations. Suralco also holds exploitation licences over a number of deposits in eastern and central Suriname. These licences expire in 2032. Furthermore, BHP Billiton and Suralco jointly hold the exploration licence over the Bakhuis region in western Suriname. The rights over this 2,780 square kilometres terrain were granted in November 2003 for a period of 25 months with options for extension. Currently the development of the Kaaimangrasie and Klaverblad deposits across the Suriname River is in the execution phase. It is expected that mining of these deposits will commence in 2006 on depletion of the reserves at the current operations.

All the above mentioned bauxite rights were made available to the new mining joint venture.

Refining joint venture

The refining joint venture operates an alumina refinery and port facilities located at Paranam, at the Suriname River. Alumina exports take place from the Paranam port.

The refining joint venture’s alumina plant is a low temperature plant which uses standard Bayer plant technology. The refinery produces approximately 1.95 million tonnes of alumina per year. Our share was 874,000 tonnes in 2004-2005.

In August 2003, we, along with Suralco, approved the expansion of the refinery by 250,000 metric tonnes per year to a capacity upon completion of approximately 2.2 million metric tonnes per year. The US$65 million (100% terms) expansion is complete and although the commissioning process is challenging, it is expected that the target capacity will be achieved in late calendar year 2005.

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

Total annual smelter production, using Alcoa technology, is approximately 380,000 tonnes of aluminium per year. Alumina arrives by conveyor from the adjoining refinery and electricity generated at the Tucuruí hydroelectric dam arrives via two transmission lines. The venture purchases its electric power requirements from Central Elétricas do Norte (Eletronorte) under a long-term contract that was renewed in June 2004 and will expire in December 2024. Most of the production is standard ingots. In 2004-2005, we sold approximately 50% of our share of the ingots to domestic customers with the balance sold on the export market.

The refinery began production in 1984. Subsequently it has been expanded several times. Total production has now reached approximately 1.4 million tonnes per year. The required raw materials, caustic soda, coal, and bauxite, are delivered by ship to the Alumar port. In 2004-2005, approximately 80% of our share of the alumina was allocated to the Alumar and Valesul smelters with the balance sold on the export market.

We own 14.8% of Mineraçao Rio do Norte S.A. (MRN), a Brazilian mining company jointly owned by affiliates of Alcoa, Alcan, Companhia Brasileira de Alumínio (CBA), Companhia Vale do Rio Doce (CVRD) and Norsk Hydro. MRN extracts, processes and supplies bauxite. We have long-term contracts with MRN to supply the Alumar refinery. MRN has bauxite production capacity of 15.5 million tonnes per annum. Currently, MRN has total proven ore reserves that would allow it to produce 15.5 million tonnes of bauxite per annum for approximately 5 years. The mine is actively pursuing an evaluation programme of bauxite plateaus within the remaining lease area to establish the overall life of the project. MRN holds valid mining rights to all its reserves until exhaustion of the reserves.

During 2001-2002, we joined two consortia with the objective of participating in auctions being held by the Brazilian Electricity Regulatory Agency (ANEEL) for concessions to build and operate proposed Hydropower Plants The first is made up of affiliates of Alcoa, CVRD, Votorantim and Camargo Correa Energia S.A. We own a 20.6% interest in this consortium. In 2001, the consortium won the auction for the Santa Isabel Baixa concession and later signed the concession contract. The Federal Environmental Agency (IBAMA) has declared the project not viable as presented, therefore the consortium has requested ANEEL to return the concession guarantees and to revoke the concession agreement.

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

Valesul Aluminio SA

We own a 45.5% joint venture interest in Valesul Aluminio SA, an aluminium smelter located in Rio de Janeiro, Brazil. The balance is held by CVRD. The port of Sepetiba is less than 40 kilometres away and the Port of Rio de Janeiro is less than 60 kilometres away. Valesul began production in 1981 and currently produces approximately 95,000 tonnes of aluminium per year based on P19 Reynolds technology. Valesul draws power primarily from local hydroelectric plants in which it has an ownership interest.

Marketing

Our global trading and marketing team based in The Hague manages the marketing and risk associated with our product. We also purchase product from third parties and some of our joint venture partners in Mozal.

Reserves and Production

The table below details our bauxite-ore reserves in metric tonnes, and is presented in 100% terms as estimated at 30 June 2005.

Bauxite Deposit(1, 2, 3, 4)	Ore Type	Proved Ore Reserve				Probable Ore Reserve				Total Ore Reserve				BHP Billiton Interest %
		Tonnes (millions)	% A.Al2O3	% R. SiO2	% Fe203	Tonnes (millions)	% A.Al2O3	% R. SiO2	% Fe203	Tonnes (millions)	% A.Al2O3	% R. SiO2	% Fe203
Australia
Worsley	Laterite	297	30.9	1.73		22	30.10	1.8		319	30.8	1.73		86
Brazil
MRN(5)	MRN Crude	98	—			—	—			98	—			14.8
	MRN Washed	72	51	3.5		—	—	—		72	51	3.5		14.8
Suriname
Coermotibo	Laterite	3.4	45.1	3.1	15.9	0.5	40.2	3.3	20.6	3.8	44.5	3.1	16.4	45
Onverdacht(6)	Laterite	8.5	51.5	4.41	4.98	6.9	49.2	4.2	9.9	15.4	50.5	4.3	7.2	45

(1)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserve	Probable Ore Reserve

Worsley	maximum 100m	maximum 200m

MRN	A maximum bauxite intersection grid of 200 metres. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data.	Those plateaux with a bauxite intersection grid spacing of less than 400 metres and/ or a 400 metre spaced grid with a 200 metre offset fill in, plus a reliable suit of chemical and size distribution data.

Coermotibo	61m x 61m	122m x 122m

Onverdacht	61m x 61m	122m x 122m

(2)	Metallurgical recoveries for the operations are:

% Anticipated Metallurgical Recovery Al2O3
Worsley	90
MRN (based on Alumar refinery)	94
Coermotibo	93.5
Onverdacht	93.5

(3)	All reserve tonnages and grades include dilution and are quoted on a dry basis.
(4)	No third party reserve audits were conducted specifically for the purpose of this disclosure.
(5)	Mineração Rio do Norte (MRN) annual reporting moisture basis has been changed from Wet/Semi Dry in 2004 to Bone Dry.
(6)	In addition to the reserves of the Lelydorp III the 2005 statement includes an additional 10.8Mt of reserves made up of 3.9Mt of proved reserve from Klaverblad and 6.9Mt of probable reserve from Kaaimangrasie.

The table below details our alumina and aluminium production for the three years ended 30 June 2005, 2004 and 2003. Production data shown is our share unless otherwise stated.

		BHP Billiton Group Share of Production
	BHP Billiton Group Interest	Year ended 30 June
		2005	2004	2003
		(thousands of tonnes)
Alumina
- Worsley	86%	2,813	2,799	2,742
- Suriname	45%	874	918	879
- Alumar	36%	495	507	471

Total		4,182	4,224	4,092

Aluminium
- Hillside	100%	685	622	534
- Bayside(1)	100%	166	184	185
- Mozal	47.1%	260	250	134
- Alumar	46.3%	176	156	178
- Valesul	45.5%	43	44	43

Total		1,330	1,256	1,074

(1)	During 2005, Bayside experienced a total potline freeze at the end of April, which impacted on the production capacity of the facility.

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

46

Market Conditions

The aluminium market was firm throughout fiscal year 2005, with visible stocks continuing to decline. For example, LME aluminium stocks declined by 168,600 tonnes in the six months ending June 2005. As a consequence, the ratio of visible global stocks to global consumption is at its lowest level for 30 years. Towards the end of the fiscal year, some signs emerged that the market had moved closer to balance rather than deficit, mainly due to an abatement in demand growth.

The smelter grade market remained strong throughout the period. The Metal Bulletin spot alumina price averaged US$395 per tonne in fiscal 2005 versus US$369 per tonne in fiscal 2004. China remained a large and growing buyer of alumina. Measures by the Chinese authorities to lessen the pace of smelting production growth might see the rate of growth of China’s appetite for alumina slow in the future. However, smelter production growth elsewhere in the world should be supportive of alumina.

The outlook for the aluminium and alumina markets remains sound, with ongoing demand and high effective utilisation rates.

Base Metals

Our Base Metals Customer Sector Group comprises our assets and interests in copper, silver, lead, zinc, uranium and gold. We provide base metals concentrates to smelters worldwide and copper cathodes to rod and brass mills and casting plants.

Copper

We are the world’s second largest producer of copper. The Escondida copper mine in northern Chile is the world’s largest source and a low cost producer of copper. During the year, as part of the acquisition of WMC, we acquired the Olympic Dam mine in South Australia, which has a significant copper and uranium reserve. Our other key Base Metals assets include the Cannington silver, lead and zinc mine in Australia, the Cerro Colorado copper mine in northern Chile, and the Tintaya copper mine and Antamina copper and zinc operations in Peru. We also have a number of greenfield and brownfield expansion opportunities.

Escondida

We hold a 57.5% interest in Escondida, a copper mine consisting of two open-pits accessible by road and located in northern Chile’s Atacama Desert, at an altitude of approximately 3,100 metres, 160 kilometres south-east of the port city of Antofagasta. The other owners are affiliates of Rio Tinto plc, which hold a 30% interest, JECO, which holds a 10% interest, (Mitsubishi Corporation, 7%, Mitsubishi Materials Corporation, 1%, Nippon Mining and Metals Company Limited, 2%), and the International Finance Corporation, which holds a 2.5% interest.

Escondida is a large porphyry copper deposit with current mine dimensions of 2.4 kilometres in an east-west direction, 3.2 kilometres in a north-south direction and a depth of 464 metres. The ultimate pit limits are estimated to be 3.5 kilometres by 4.8 kilometres, with a depth of 750 metres.

Original construction of the operation was completed in 1990 at a cost of US$836 million (100% terms) and the project has since undergone four phases of expansions at an additional cost of US$2,125 million (100% terms) plus US$451 million (100% terms) for the construction of an oxide plant. The operation has two conventional processing streams, with high quality copper concentrate being extracted from sulphide ore through a flotation extraction process and pure copper cathode obtained in a plant applying leaching and subsequent solvent extraction and electro-winning to oxide ores. An open pit mine services both operations, with a current total movement of approximately 375 million tonnes of material each year, while dedicated pipeline and port facilities as well as a private railway are used to transport output.

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

The Escondida mine life is based on the production rate of feed to the combined flotation plants and is currently estimated at 27 years. Escondida Norte will provide a portion of the production to the flotation and sulphide leach plants for 19 years, concurrently with Escondida.

Escondida has the right of indefinite exploitation (mining) concessions for the mining of the Escondida ore body as well as exploitation and exploration rights for some territory surrounding the existing operation. Exploitation concessions allow the concession holder to mine the area indefinitely contingent upon the annual payment of corresponding licence fees.

Separate transmission circuits provide power for the Escondida mine complex. These transmission lines, which are connected to Chile’s northern power grid, are company-owned and are sufficient to supply Escondida post Phase IV. Electricity is purchased under contracts with local generating companies, Norgener S.A. and GasAtacama Generación S.A.

Escondida has committed its forecast annual copper concentrate production under long-term sales contracts ranging in duration from 5 to 10 years. Expiration of these contracts varies, with the earliest being at the end of calendar year 2006 and the latest in 2012. Forecast production is fully committed (though not 100% priced) through to the end of calendar year 2006 under these long-term sales contracts. Approximately 85% of annual cathode production is sold under annual contracts to end-users and traders located primarily in Europe, Asia, the United States and Brazil and the remainder of production is sold on a spot basis.

Tintaya

The Tintaya deposit is owned by BHP Billiton Tintaya S.A., a Peruvian subsidiary of BHP Billiton Limited. Tintaya is an open-pit copper mine located in the Southern Andes in Peru at an altitude of approximately 4,000 metres. We hold a 99.95% interest in Tintaya with the remainder held by Peruvian shareholders. The deposit is a copper gold skarn system associated with a low-grade porphyry copper body and is approximately 3 kilometres long by 2.5 kilometres wide. We hold mining rights over 3,600 hectares and surface rights over 5,930 hectares on which the Tintaya mine and operations and provisions for future projects are located. These rights can be held indefinitely, contingent upon the annual payment of corresponding licence fees and the supply of information on investment and production to the authorities in due course. Mine operations consist of conventional truck and shovel operations from multiple pit locations. Electricity for the Tintaya operations is sourced from the Peruvian power grid and supplied under contract with three Peruvian power companies, San Gabán S.A., Enersur S.A. and Eléctrica MachuPicchu S.A.

Production commenced in 1984 and currently consists of a conventional flotation extraction process producing copper in concentrate from sulphide ore. Tintaya’s total annual production capacity is 90,000 tonnes of copper contained in concentrate along with gold and silver credits. An acid leach plant for oxide ore commenced commercial operation in June 2002 with a design capacity of 34,000 tonnes of copper cathode per year. With recent improvements to this plant, cathode production is now 38,000 tonnes annually. We expect annual production to remain stable until 2010 and then decrease as sulphide ore mining ceases and low grade stockpiles are processed to the end of the life of the mine, which we estimate will be between 2012-2014.

Approximately 65% of Tintaya’s cathode production is committed under annual contracts with rod mills in Peru and North America with the balance allocated to the spot market. For calendar year 2005, approximately 60% of Tintaya’s anticipated copper concentrate output is committed against long-term contracts with the balance allocated to a variety of spot sales. Operations were suspended from 25 May 2005 until 20 June 2005 after a period of local political unrest culminated in protesters briefly entering the facility. As a precautionary measure to guarantee the safety of employees and to defuse the situation, management suspended operations and evacuated personnel. Operations were resumed when the government re-established public order and management assessed that it was safe to return to work. Lost production during this period was 8,700 tonnes.

Cerro Colorado

The Cerro Colorado mine is owned by Compañia Minera Cerro Colorado Limitada, a Chilean wholly owned subsidiary of BHP Billiton Plc. The open-pit copper mine is located in the Atacama Desert at an altitude of 2,600 metres, approximately 125 kilometres by road, east of Iquique, Chile. Cerro Colorado holds mineral rights over 16,582 hectares and surface rights over approximately 845.6 hectares on which the mine and plant are located. These rights can be held indefinitely contingent upon the annual payment of corresponding licence fees.

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

We source water requirements from an underground aquifer at Pampa Lagunillas, the rights to which we hold by grant from the state. Two suppliers, Edelnor S.A. and Compañía Electrica Tarapacá S.A, supply power under long-term contracts to the facilities through the northern Chile power grid.

Construction of the facilities was completed in 1994 at a total cost of US$287 million and commercial production at Cerro Colorado commenced in June 1994. An expansion of annual production capacity to 60,000 tonnes was completed in 1995 at a cost of US$49 million and in 1998, a second expansion of Cerro Colorado was completed, at a cost of US$214 million increasing the mine’s annual production to a nominal 100,000 tonnes of refined copper. Plant modifications were completed during calendar year 2004, at a cost of US$62 million, to increase the mine’s crushing capacity, leach pad area and mine fleet in order to maintain annual production capacity at a level of 120,000 tonnes per year for the next five years. With these modifications, we estimate that the remaining mine life will be 11 years.

The majority of Cerro Colorado production of cathode copper is committed for sale under annual contracts to customers in Europe and Asia.

On 13 June 2005, an earthquake measuring 7.9 on the Richter scale affected the region in which the Cerro Colorado mine is located. Normal road accessibility for heavy trucks was suspended for two weeks, but was re-established by the end of June. Production on one of the two plants suffered damage and its production was halted for two months until it was rebuilt. Production of cathode was approximately 50% of capacity during the month of August and will gradually ramp up to full capacity over the next few months. Some other minor damage affected the mine but with no serious consequences.

Spence

In October 2004, following the completion of an updated feasibility study, we approved the development of the US$990 million Spence copper project in Chile. This porphyry copper deposit lies within BHP Billiton’s (100%) land holding of 46,744 hectares of mineral rights with an associated 20,145 hectares of surface rights. The project is located 150 kilometres north-east of the port city of Antofagasta and 50 kilometres south-east of the mining city of Calama at an elevation of 1,700 metres above sea level in the Atacama Desert of northern Chile.

The Spence orebody consists of in situ copper oxide mineralisation that overlies supergene sulphide, transitional sulphide, and lower-most primary (hypogene) sulphide mineralisation. The copper contained within both the oxide and supergene sulphide mineralisation is recoverable by heap leaching and solvent extraction/electorwinning processes (SXEW), whereas copper contained within the primary sulphide mineralisation (principally chalcopyrite) is not. The deposit will be developed by open-cut mining methods and heap leaching of crushed ore on dynamic (on-off) leach pads. Chemical (acid) leaching of oxide ores and bacterial leaching of supergene sulphide ores will be applied. Collected leach solutions will be sent to separate oxide and sulphide solvent extraction (SX) plants followed by a single electro-winning (EW) plant to produce copper cathode. The project will have a nominal capacity to produce 200,000 tonnes of copper cathode per annum when completed, and has an estimated mine life of approximately 19 years. First cathode production is scheduled for the fourth quarter of 2006.

BHP Billiton has the right of indefinite exploitation (mining) concessions for the mining of the Spence ore body as well as exploitation and exploration rights for some territory surrounding the existing operation. Exploitation concessions allow the concession holder to mine the area indefinitely contingent upon the annual payment of corresponding licence fees.

Access and transportation of supplies to the project is via the primary highway connecting Antofagasta and Calama, which, prior to the project passed directly over the deposit. Electrical power will be supplied to the project via a 70 kilometre high-voltage transmission line connected to Chile’s northern power grid. Spence will own this transmission line and purchase electricity under contracts from a local generating company.

As of 30 June 2005 the overall project was at 29% completion with 4.5 million hours worked. Project and operations staffing ramp-up has also been accomplished on plan. Pre-mine waste stripping operations commenced on schedule in May 2005.

Copper-Uranium

Olympic Dam

The Olympic Dam operations in South Australia became a part of Base Metals through the acquisition of WMC. The operations are a significant producer of both copper and uranium oxide. It currently ranks as the fourth largest copper deposit and the largest uranium deposit in the world.

During 2002, Olympic Dam completed an optimisation project which delivered the capacity to plate 235,000 tonnes of copper per year and the ability to mill slag. Following successful commissioning of the new copper solvent extraction plant in the first quarter of 2004, production in calendar year 2004 was 224,731 tonnes of copper. Production in the year ended 30 June 2005 was 231,257 tonnes of copper.

Due to the size of the Olympic Dam ore body, there is potential to further increase the size of the operation over and above the 235,000 tonnes of copper capacity. We are currently examining a substantial increase in production via an open-pit mine. However, this expansion of Olympic Dam will require completion of feasibility studies and subsequent Board approval as well as various regulatory and governmental approvals covering a range of operational matters.

The Olympic Dam copper, uranium, gold and silver deposit was discovered in 1975 and production of copper began in 1988. It is located 560 kilometres north-west of Adelaide in South Australia. It comprises a large number of discrete ore zones throughout an area of several square kilometres ranging in depth from 350 metres to approximately one kilometre. The Olympic Dam underground mining operation is highly mechanised, with automated rail transportation and underground crushing. The primary method of ore extraction is long hole open stoping with cemented aggregate fill. This method allows for large equipment to achieve high productivity and maximum ore recovery.

Ore is hoisted to the surface where it is fed to two grinding circuits in parallel. After grinding, the resultant slurry passes to a flotation circuit where a series of flotation stages and a further regrinding stage produce a copper concentrate. The concentrate then passes through a leaching circuit which is principally designed to extract uranium from the copper minerals. Uranium is extracted in a solvent extraction plant, producing yellow-cake, which is subsequently calcined to produce uranium oxide concentrate and then packaged in drums for export sales.

After drying, copper concentrate is fed to an Outokumpu flash furnace, which produces blister copper and flash furnace slag. Blister copper is transferred to anode furnaces for further fire refining. Anode copper is transported to the refinery where the ISA electro-refining process is used to produce copper cathodes. The slimes from this process are treated separately to recover gold and silver.

Approximately 95% of copper sales from Olympic Dam are made under short to medium-term contracts with major customers. Approximately 75% of the copper sold during 2004 was exported. The bulk of uranium production is committed under long-term sales contracts with well-established overseas electricity generating utilities.

Power for the Olympic Dam operations is supplied via a 275kV power line from Adelaide, with power supplied currently under contract until July 2006 by TXU and transmitted by Electranet in accordance with the National Electricity Code and the Electricity Act 1996 (SA) (as amended).

Water supply for Olympic Dam is accessed from bore fields which draw from the Great Artesian Basin in South Australia. The operation has licences from the relevant authorities to allow a drawdown (aquifer pressure) estimated to be the equivalent of 42 megalitres per day, of which 33 megalitres per day is currently used.

The Olympic Dam operations produce both LME accredited ER (electro-refined) copper cathode and EW (electro-won) copper which is not LME accredited. Production commenced at Olympic Dam in 1988 at a rate of 45,000 tonnes per year of refined copper. Between 1989 and 1995, the production rate was increased, ultimately raising the ore mining capacity to approximately 3 million tonnes per year to supply a copper production capacity of approximately 85,000 tonnes per year. In 1999, a major expansion of operations was completed at Olympic Dam with production capacity increasing to approximately 200,000 tonnes of refined copper, 4,300 tonnes of uranium oxide, 75,000 ounces of refined gold and 850,000 ounces of refined silver per year. A further optimisation project in 2002 has taken our refined copper production capacity to 235,000 tonnes per annum. However, production in 2003 was 160,080 tonnes due to the plant shutdown to reline the smelter, the rebuild of the copper and uranium solvent extraction plants and a failure of a heat exchanger in the acid plant.

The currently accepted mine life for Olympic Dam underground operation is in excess of 20 years. Studies are underway to re-examine the underground mine plan.

We hold a special mining lease relating to the Olympic Dam operation that was granted by the Government of South Australia by an Act of Parliament for the period of 50 years from 1982, with a right of extension for a further period of 50 years.

Copper-Zinc

Antamina

The Antamina copper-zinc deposit is owned by Compañía Minera Antamina S.A. (CMA), in which BHP Billiton holds a 33.75% interest. Noranda Inc. holds a 33.75% interest, Teck Cominco Limited holds a 22.5% interest and Mitsubishi Corporation holds the remaining 10% interest. The deposit is located in the Peruvian Andes at an altitude of 4,300 metres, approximately 270 kilometres north of Lima, Peru.

The Antamina project achieved mechanical completion in May 2001 and commercial production began in October 2001. The total development cost, including financing costs, working capital and sunk costs was US$2,228 million. The principal project facilities include a 115 kilometre access road, a truck-shovel pit operation, a nominal 70,000 tonnes per day concentrator, a 300-kilometre concentrate pipeline with a single stage pumping station to transport concentrates in slurry form from the mine to the de-watering, drying, and port facilities at Huarmey, and housing for operating employees and their families in the City of Huaraz, located approximately 200 kilometres by road from the mine.

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

CMA entered into 19 long-term copper and zinc concentrate sales contracts with 16 smelting companies, which, in aggregate, cover approximately 75% of the project’s expected annual production. All but two of the contracts are for terms extending to 2012 or 2013. The remainder of production is sold to project sponsors prorated by each partner’s equity stake in CMA.

The Antamina deposit is a large copper skarn with zinc, silver, molybdenum, lead, arsenic and bismuth mineralisation. It has a south-west to north-east strike length of more than 2,500 metres and a width of up to 1,000 metres. The deposit sits at the bottom of a U-shaped glacial valley surrounded by limestone ridges. Mineralisation is associated with pervasive replacement by calcium silicate minerals of both a centralised intrusive body and a thick limestone formation that hosts the intrusive. A well defined zonation consists of high-grade copper sulphides occurring in the centralised intrusive and in limestone immediately adjacent to the intrusive. High grade copper-zinc sulphides overprint the copper-only style of mineralisation in a narrow doughnut-shaped zone at the outer margin of skarn formation. Like other skarn deposits, the Antamina deposit is highly erratic in form and grade.

During calendar years 2003 and 2004, 30,000 metres and 114,000 metres, respectively, of additional diamond drilling was completed. Because of the erratic nature of the ore types and grades within ore zones, a change in reserve classification has been adopted effectively tightening the criteria for Proven and Probable ore. As a result some of the previously reported Proven ore is now reported as Probable.

Following the drilling programme, a new pit design was completed utilising updated parameters more closely reflecting actual operating experience. This new pit design forms the basis of the current reserve. The reserve has been grouped into two major ore types, copper only and copper-zinc ores since they undergo different treatment processes and in order to add clarity for reporting purposes. Zinc contained in copper only ore is not recovered and molybdenum contained in copper-zinc ores is not recovered. The Antamina mine has an expected life of 15 years at current production rates.

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

We use transverse, long hole open stoping for the extraction of the main, thicker, hanging wall orebodies of the deposit. Production commenced in October 1997 at a cost of US$250 million. Underground mine production for the year ended 30 June 2005 was 3.4 million tonnes. Work on the Cannington Growth Project which was approved in February 2003 was completed during the year at a total cost of US$56 million to improve mill throughput and increase metal recovery. We are continuing an ongoing programme of incremental mill improvements. Nominal capacity is now 3 million tonnes per annum. A power station, comprising 18 x 1.03MW and 6 x 1.915MW gas-fired engines and 4 x 1.4MW diesel-fired engines located at Cannington is operated under contract to supply power solely to Cannington.

Approximately 85% of Cannington’s lead and zinc concentrate production for the year ending June 30, 2006, is fully committed under long-term contracts with smelters in Australia, Korea, Japan and Europe with the balance being allocated to the spot market, primarily China and Korea.

The reserve life as currently stated is approximately seven years. Surface exploration is continuing on a number of geophysical and geochemical anomalies in the mine lease area.

Reserves and Production

The table below details our copper, zinc, silver, gold, molybdenum and lead reserves in metric tonnes, and are presented in 100% terms as estimated at 30 June 2005.

		Proved Ore Reserve (1)					Probable Ore Reserve (1)					Total Ore Reserve
			Grade					Grade					Grade
Commodity Deposit (2,3,12,13)	Ore Type	Millions of dry metric tonnes	% TCu(4)	% SCu(4)	g/t Au	g/t Ag	Millions of dry metric tonnes	% TCu(4)	% SCu(4)	g/t Au	g/t Ag	Millions of dry metric tonnes	% TCu(4)	% SCu(4)	g/t Au	g/t Ag	BHP Billiton Interest%
Copper
Escondida(5)	Oxide	119	—	0.65	—	—	30	—	0.52	—	—	149	—	0.62	—	—	57.5
	Sulphide	588	1.39	—	—	—	534	1.06	—	—	—	1,122	1.23	—	—	—	57.5
	Sulphide leach	466	0.58	—	—	—	405	0.53	—	—	—	870	0.56	—	—	—	57.5
Escondida Norte(3)	Oxide	5	—	0.53	—	—	121	—	0.79	—	—	126	—	0.78	—	—	57.5
	Sulphide	193	1.65	—	—	—	381	1.25	—	—	—	574	1.38	—	—	—	57.5
	Sulphide leach	53	0.55	—	—	—	281	0.60	—	—	—	334	0.59	—	—	—	57.5
Tintaya(5)	Oxide	6	1.21	0.93	—	—	24	1.74	1.22	—	—	31	1.63	1.16	—	—	99.95
	Sulphide	31	1.45	0.02	0.20	5.10	30	1.16	0.07	0.14	4.13	61	1.31	0.05	0.17	4.63	99.95
Cerro Colorado(7)	Oxide	70	0.69	0.53	—	—	69	0.75	0.58	—	—	139	0.72	0.55	—	—	100
	Sulphide	22	0.94	0.16	—	—	30	0.79	0.14	—	—	52	0.85	0.15	—	—	100
Spence (8)	Oxide	40	1.35	1.00	—	—	38	1.01	0.76	—	—	79	1.18	0.88	—	—	100
	Supergene sulphides	107	1.38	—	—	—	124	0.92	—	—	—	231	1.13	—	—	—	100
		Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag
Copper Uranium
Olympic Dam(9)	Sulphide	115	2.1	0.6	0.5	3.7	641	1.4	0.5	0.5	3.0	756	1.5	0.5	0.5	3.1	100

		Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo
Copper Zinc
Antamina(10)	Sulphide Cu only	58	1.14	—	9.0	0.041	273	1.24	—	10.2	0.039	330	1.22	—	10.0	0.040	33.75
	Sulphide Cu-Zn	39	1.00	2.68	20.6	—	97	1.15	2.82	19.5	—	136	1.10	2.78	19.8	—	33.75

		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn
Silver Lead Zinc
Cannington(11)	Sulphide	18	464	10.5	3.9		3	397	9.1	3.8		22	454	10.2	3.8		100

(1)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Escondida	Sulphide: 60m x 60m Sulphide leach: 60m x 60m Oxide: 55m x 55m	Sulphide: 100m x 100m Sulphide leach: 110m x 110m Oxide: 60m x 60m
Escondida Norte	Sulphide: : 54m x 54m Sulphide leach: 60m x 60m Oxide: 48m x 48m	Sulphide: 90m x 90m Sulphide leach: 125m x 125m Oxide: 60m x 60m
Tintaya	Two drill holes in two quadrants within 25 meters search distance, considering only skarn composites	Two drill holes in two quadrants within 50 meters search distance, considering only skarn composites
Cerro Colorado	50m x 50m	70m x 70m
Spence	Continuous square drill grid of 70m	Continuous square drill grid of 100m, exclusive of Measured
Olympic Dam	40m x 40m	80m x 80m
Antamina	3 holes within 30-35m, closest hole within 20-25m, depending on grade of mineralization	3 holes within 55m, closest hole within 40m; or 2 holes within 75m, closest hole within 30m; all of similar grade
Cannington	12.5m sectional x 15.0m vertical	25.0m sectional x 25.0m vertical

(2)	Metallurgical recoveries for the operations are:

% Metallurgical Recovery	Ag	Pb	Zn	Cu	U3O8	Au
Escondida				Sulphide: 83.8% of TCu; Sulphide Leach: 36.6% of TCu; Oxide: 79.1% of SCu
Escondida Norte				Sulphide: 87.9% of TCu; Sulphide Leach: 32.3% of TCu; Oxide: 53.7% of SCu
Tintaya				Sulphide: 86% of TCu; Oxide: 78% of SCu
Cerro Colorado				80
Spence				81 - 82
Olympic Dam				91	72	60
Antamina	0-84	0-70	0 -85	30-94
Cannington	84	88	66

(3)	%SCu - per cent soluble copper, %TCu - per cent total copper, kg/tonne U3O8 - U3O8 & Uranium oxide in concentrate as product
(4)	There are some differences in Cu prices used, but all are less than the three-year average.

Copper prices used for reserve calculation are:

US$/lb
Antamina	0.902
Cerro Colorado	0.743
Escondida	0.94
Escondida Norte	0.94
Olympic Dam	0.85
Spence	0.84
Tintaya	0.88

See table in Item 4 - Ore Reserves for prices used for other metals.

(5)	For both Escondida and Escondida Norte separate mine designs and pit optimisation were developed to comply with the SEC Industry Guide 7. Small tonnages of ore encountered during Escondida Norte pre-stripping activities are now stockpiled and included in the appropriate ore reserve estimate as Proved reserve
(6)	The resource model for Tintaya was updated in April 2005, based on a new geological interpretation from 181 new holes totaling 30,100 metres of drilling. Modifications were made to the estimation procedures, resource classification, and method to designate the preferred process route of mixed sulphide/oxide ore. A new mine plan increased sulphide reserves by 12 million tonnes.
(7)	Changes in the Cerro Colorado Reserves from 2004 reflect a slightly increased Reserves based on drilling and updated interpretation, and include depletion through mining, adjusted by reconciliation.
(8)	Spence is an enriched and oxidised porphyry copper deposit that is to be developed by open-cut mining and heap leaching of crushed ore. The inclusion of reserve figures in the declaration for June 2005 reflect project approval in October 2004 and changes are therefore net positive for 2004-2005. Differences to the reserve declared in the Spence Feasibility Study are related to rounding to significant figures.
(9)	We acquired the Olympic Dam operation in the purchase of WMC that was finalised in June 2005. Reserves are quoted per the December 2004 reporting by WMC, depleted by production incurred through June 2005. A review of the Olympic Dam operations and expansion project is currently in progress, which includes a determination of the compliance with BHP Billiton Ore Reserve and Capital Investment policies. Prices used for Reserves are: Cu US$0.85/lb, U3O8 US$18/lb, Au US$300/oz, Ag US$5/oz.

(10)	The April 2001 Antamina resource model that supported the 2004 reserve has been updated to include 144,167 metres of additional drill core information collected in 2003 and 2004. The 2005 resource model includes changes to the data interpolation methods used for estimating grades and ore types. These changes require more samples on a closer spacing to classify material as compared to the 2001 resource model. The amount of Proven Reserves has therefore decreased significantly. Sulphide mineralisation has been sub-divided into Cu-only and Cu-Zn ore types to better reflect actual operations.

(11)	At Cannington, on-going underground diamond drilling and geological interpretation has resulted in minor and local changes. There has been a steady promotion of ore reserves into the Proven category. Changes in metal prices and exchange rates have resulted in an adjustment in the tonnages and grades above a given ($A60) dollar per tonne cut-off.

(12)	All tonnages and grades included in the reserve statement include mining recovery and dilution.

(13)	No third party reserve audits have been specifically conducted for the purposes of this disclosure.

The table below sets forth the BHP Billiton Group copper, gold, silver, lead, molybdenum, uranium and zinc production for the three years ended 30 June 2005, 2004 and 2003. Production data shown is the BHP Billiton Group share unless otherwise stated.

		BHP Billiton Group Share of Production(1)
	30 June 2005 BHP Billiton Group interest %	Year ended 30 June
		2005	2004	2003
Copper (‘000 tonnes)
Escondida (Chile)	57.5	665.5	601.6	497.6
Tintaya (Peru)(2)	99.95	107.1	93.5	35.4
Cerro Colorado (Chile) (3)	100	113.1	125.5	131.1
Alumbrera (Argentina)	—	—	—	34.4
Highland Valley (Canada) (4)	—	—	28.3	56.2
Antamina (Peru)	33.75	123.1	91.9	96.9
Selbaie (Canada)(5)	100	—	4.1	8.3
Olympic Dam(6)	100	16.1	—	—
North American Copper	100	9.1	9.5	10.6

Total		1,034.0	954.4	870.5

Gold (‘000 ounces)
Escondida (Chile)	57.5	96.6	103.8	64.1
Tintaya (Peru)(2)	99.95	21.8	11.8	0.0
Alumbrera (Argentina)	—	—	—	121.3
Selbaie (Canada)(5)	100	—	8.0	17.8
Olympic Dam(6)	100	7.0	—	—
Highland Valley (Canada) (4)	—	—	2.2	4.7

Total		125.4	125.8	207.9

Silver (‘000 ounces)
Cannington (Australia)	100	44,030	37,420	34,872
Antamina (Peru)	33.75	2,774	2,179	2,227
Tintaya (Peru)(2)	99.95	629	608	—
Alumbrera (Argentina)	—	—	—	200
Highland Valley (Canada) (4)	—	—	323	604
Escondida (Chile)	57.5	2,551	2,445	1,700
Olympic Dam(6)	100	62	—	—
Selbaie (Canada)(4)	100	—	717	1,525

Total		50,046	43,692	41,128

Lead (‘000 tonnes)
Cannington (Australia)	100	282.0	249.9	237.4
Pering (South Africa)	100	—	—	2.6

Total		282.0	249.9	240.0

Zinc (‘000 tonnes)
Cannington (Australia)	100	52.9	53.6	63.9
Antamina (Peru)	33.75	52.5	89.6	82.7
Selbaie (Canada)(5)	100	—	16.0	30.2
Pering (South Africa)	100	—	—	17.1

Total		105.4	159.2	193.9

Molybdenum (‘000 tonnes)
Highland Valley (Canada) (4)	—	0.0	0.6	1.0
Antamina (Peru)	33.75	1.8	0.3	0.3

Total		1.8	0.9	1.3

Uranium Oxide Concentrate (tonnes)
Olympic Dam(6)	100	415	—	—
Uranium (‘000 pounds)
Rio Algom Mining	100	—	—	54

(1)	Mine production figures for minerals refer to the total quantity of payable metal produced.
(2)	Production at Tintaya was temporarily suspended on 25 May 2005 following civil unrest in the Espinar region. Production recommenced on 20 June 2005.
(3)	Production at Cerro Colorado was temporarily suspended on 14 June 2005 following an earthquake. Production recommenced at half capacity on 30 June 2005.
(4)	BHP Billiton sold its interest in Highland Valley Copper with effect from 3 January 2004.
(5)	Production at Selbaie ceased in February 2004, in accordance with mine plan. Shipments ceased in May 2004.
(6)	BHP Billiton acquired Olympic Dam with the acquisition of WMC. Production data is shown from 1 June 2005.

Production under WMC control for the years ended 31 December 2004, 2003 and 2002 was:

		Year ended 31 December	Year ended 31 December	Year ended 31 December
Production - Olympic Dam		2004	2003	2002
Copper Cathode	(‘000 tonnes)	224.7	160.1	178.1
Gold	(‘000 ounces)	88.6	86.1	64.3
Silver	(‘000 ounces)	861.6	601.4	643.9
Uranium	(tonnes)	4,404.0	3,203.1	2,890.0

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

The environmental regulatory legal framework is established pursuant to Decree Law 19,300 and its ordinances and regulations. Mining exploitation activities are subject to the approval by CONAMA (the national environmental corporation) and require Environmental Impact Studies and/or Environmental Impact Declarations depending on the nature of the proposed project.

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

The Chilean Mining Tax Bill, which became law on 16 June 2005, created a new specific mining tax applicable to all mining activities. The Bill does not challenge ownership rights of the mining reserves and provides protection for companies with valid tax stability agreements. The Bill involves deductible Chilean mining tax payable monthly of 5% of the value of the operating profit (excluding interest, accelerated tax depreciation and any tax losses), for all mines with annual sales exceeding the equivalent value of 50,000 tonnes of fine copper. Sales values within 12,000 to 50,000 tonnes are subject to progressive rates up to 5%.

Special rules (4% mining tax, rather than the 5% mining tax, with initial 2 year 50% credit of this tax against the 17% Chilean corporate tax and 12 year tax stability concerning the 4% rate amongst other items) seek to encourage companies with tax stability agreement protection (that have not waived the 42% tax rate or other tax conditions in these contracts) to waive these tax clauses and enter the mining tax regime. These special rules require an election to be made by 30 November 2005. We are currently evaluating our position with respect to the new tax regime.

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

The General Mining Law provides qualifying mining companies with a stability regime covering taxation, foreign exchange and trade regulations. Companies that invest at least US$20 million in the development of an operation of not less than 5,000 tonnes per day, or expand an existing operation by such amount, can enter into a contract with the State that guarantees the stability of the tax laws for a period of 15 years. Free disposition of foreign currency and repatriation of capital and profits are also guaranteed, as is conversion of foreign exchange at the most favourable rate of exchange available at the time of conversion. We also obtain the benefit of accelerated tax depreciation for machinery, equipment and all other fixed assets up to the maximum limit of 20% per year.

Law 28090, known as the Mine Closure Law, was enacted on 14 October 2003. It regulates the obligations to be followed by mine owners to prepare, file and implement a mine closure plan. The Mine Closure Law is an environmental management instrument that requires a mine owner to describe its reclamation measures, anticipate those costs and establish a mechanism for funding those costs. Implementation is to be made on a gradual basis during the life cycle of the mining operation.

The Mining Royalty Law was enacted on 24 June 2004. In summary, this new law obliges mining operations to pay an economic consideration to the State of Peru, for the mineral resources under exploitation. The actual amount shall be determined monthly by the mineral value, according to its current quotation in the international market. The amount effectively paid as mining royalty, shall be considered as an expense in the corresponding fiscal year. The Mining Royalty Law will not apply to operations that are subject to mining stability agreements. Both the Tintaya and the Antamina operations are subject to such mining stability agreements.

Australia

We mine at Olympic Dam in South Australia pursuant to State legislation (Roxby Downs (Indenture Ratification) Act 1982 (SA)) (‘Ratification Act’). The Ratification Act provides the right for those that are a party to the indenture, of which WMC (Olympic Dam Corporation) Pty Ltd is a party, to sell product produced on, and which leaves, lands within a specified area of Olympic Dam, and account to the South Australian Government for a percentage royalty in respect of that product.

To deal with uranium, we are required to hold possession and export permissions, which are also subject to regulation by the Australian Government or bodies which report to the Australian Government.

To possess ‘nuclear material’ such as uranium in Australia, a Permit to Possess Nuclear Materials (‘Possession Permit’) must be held pursuant to the Nuclear Non-Proliferation (Safeguards) Act 1987 (Cth) (‘Non-Proliferation Act’). A Possession Permit is issued by the Australian Safeguards and Non-Proliferation Office, an office established under the Non-Proliferation Act which administers Australia’s domestic nuclear safeguards requirements and which reports to the Australian Government.

To export uranium from Australia, a Permit to Export Radioactive Substances (‘Export Permit’) must be held pursuant to the Customs (Prohibited Exports) Regulations 1958 (Cth). The Export Permit is issued by the Minister for Industry, Tourism and Resources.

A special transport permit will be required under the Non-Proliferation Act by a party who transports nuclear material from one specified location to another specified location. As we engage service providers to transport uranium, those service providers are required to hold a special tranport permit.

Market Conditions

We produce five primary products, namely copper concentrates, copper cathodes (metal), lead concentrates, zinc concentrates and uranium oxide. In addition, since they are contained within the concentrates, we also receive payment credits for silver and gold recovered during the smelting and refining process. We also produce gold and silver bullion during the smelting and refining process at Olympic Dam.

We sell most of our copper, lead and zinc concentrates to third party smelters. The remainder of our production is mostly sold to merchants. We sell most of our copper cathodes to rod and brass mills and casting plants. We sell all of our uranium oxide on long term contracts to electricity utilities. Our customers are located around the world.

We compete against other mining companies producing copper, lead and zinc concentrates and other producers of copper cathode. Merchants can also provide short-term competition, but will not fundamentally affect supply and demand.

According to the International Copper Study Group (ICSG), during calendar year 2004 total refined copper supplies reached 15.77 million tonnes, a rise of 3.5% compared with 2003. Refined copper demand reached 16.53 million tonnes, up 5.7% from the previous year.

In the second half of 2004, LME cash copper prices rose from an average of US$1.274 per pound in July to US$1.427 per pound in December. Strong demand for copper, driven by robust growth in China, continuing recovery in the United States and Japan, and also some stock building due to rising prices, led to a sharp drawdown in stocks on the Exchanges. Refined production fell a long way short of demand as smelter capacity was unable to keep pace. As a result stocks of copper concentrates built up and spot treatment and refining charges (TCRCs) rose rapidly from 16.7¢ per pound combined in July 2004 to a peak of 44.9¢ per pound in April 2005. Annual contract TCRCs for 2005 were settled at a combined charge of 21.9¢ per pound compared to 11¢ per pound for 2004.

In the first half of calendar 2005, refined demand has fallen, with the ICSG estimating refined copper consumption has dropped by 4.4% in the first four months of the year, but much of this is destocking by consumers due to very high and volatile prices. The market has remained in deficit with stocks continuing to fall and, in May and June 2005, demand has appeared to improve as consumers have finished destocking and returned to the market. LME cash copper prices have continued to rise through the first half of calendar 2005, only falling back briefly in May. LME cash prices averaged US$1.482 per pound in quarter one 2005 and US$1.549 per pound in quarter two 2005. Combined exchange stocks at LME/Comex/Shanghai continued to decline during the second half of calendar 2004 and the first half of calendar 2005. From the end of June 2004 to the end of June 2005, total exchange stocks fell by 185,500 tonnes from 258,000 tonnes to 72,500 tonnes. Stocks fell in the USA and Asia and rose in Europe, although by only just over 20,000 tonnes from less than 2,000 tonnes. By the end of June 2005 stocks on the Exchanges were at their lowest levels since April 1990.

Uranium oxide is not traded on an official exchange and the spot market is highly illiquid as most uranium oxide is sold under long-term contract (three-to-ten years). In spite of this, the spot market is important, as pricing under some portions of long-term contracts are linked to the spot market. Spot prices in 2004 averaged US$18.65 per pound for uranium oxide, a 61% increase from 2003. During the first half of calendar year 2005, the spot price increased further to US$24.54 per pound.

Copper Concentrate Matters

In May 2003, the European Commission, the US Department of Justice and the Canadian Competition Bureau commenced an investigation to ascertain whether there is evidence of illegal practices in the copper concentrate sector. BHP Billiton, which was served with notice to submit to this investigation, is co-operating with regulatory authorities and has produced documents and other requested material. The US Department of Justice notified us in February 2005 that it has closed its investigation. We have received no word on the status of the European Commission or Canadian Competition Bureau investigations.

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

The venture began production in 1969 at the Mount Whaleback orebody. Today, production continues to be sourced from the major Mount Whaleback orebody and is complemented by production from other ore bodies, namely Orebody 25, 29 and 30. All mines are open-pit. At current price assumptions and production rates, reserves from Mt Whaleback are expected to contribute to the Mount Newman Joint Venture for at least 20 years.

The facilities at Mount Whaleback include primary and secondary crushing plants with a nominal capacity of 35 million tonnes of product per year, a heavy media beneficiation plant with a capacity of eight million tonnes of product per year and a train-loading facility. An additional primary and secondary crushing plant is present at Orebody 25 with a nominal capacity of eight million tonnes of product per year. Pre-stripping and construction of a crusher and train loading facility at a cost of US$85 million is underway at Orebody 18.

Power is sourced from the Newman gas-fired power station owned by Alinta Dewap and distributed by power lines owned by BHP Billiton Iron Ore.

The venture mainly sells iron ore into Asia with minor sales to Australia and Europe. During 2004-2005, 56% of the project’s total dispatches were to China, with 21% of sales to Japan and 7% to Korea.

Yandi Joint Venture

We hold an 85% joint venture interest in the Yandi project, an open pit-mine, located 92 kilometres north of Newman in the Pilbara region of Western Australia. We manage the Yandi project. The other participants in the joint venture are Itochu Minerals & Energy Australia Pty Ltd, which holds an 8% interest, and Mitsui Iron Ore Corporation Pty Ltd, which holds a 7% interest in the venture.

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

Two processing plants (OHP1 and OHP2) and a primary crusher and overland conveyor (Iowa) are used to crush and screen the Yandi ore and deliver it to one of two train loading facilities. Power for the Yandi site comes from the Alinta Dewap owned Newman power station via power lines owned by BHP Billiton Iron Ore.

At the current production rate, it is expected that the reserves will be sufficient for at least 20 years.

During 2004-2005, 59% of the venture’s shipments by volume went to Japan and 23% went to Korea. China accounted for 5% of the venture’s shipments. The Yandi deposits are mined by an independent contract mining company on behalf of the joint venture.

Jimblebar

We own 100% of the Jimblebar lease, which is located approximately 40 kilometres east of Newman in Western Australia and is mined by an independent contract mining company on our behalf. We were granted a mining lease at Jimblebar in October 1988 under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972. Production at Jimblebar began in March 1989, with the ore railed to Port Hedland via a 30 kilometres ‘spur line’ linking with the main Newman to Port Hedland railway. Our lease expires in 2009 with the right of renewal for successive 21 year periods.

In September 2004, we entered into a commercial agreement with four Chinese steel mills with iron ore sales expected to total US$9 billion over the next 25 years. On 5 September 2005, the agreements took effect.

The ore currently being produced at Jimblebar is from the Wheelarra Hill 4 (W4) deposit, which is an open-pit mine. This ore is blended with ore produced from Mount Whaleback and satellite orebodies (OB25, 29 and 30) to create the Mount Newman blend. The primary and secondary crushing plant at Jimblebar has a nominal capacity of eight million tonnes of product per year. We expect the W3 deposit to contribute to the Newman Joint Venture products commencing in 2005-2006 and the Hashimoto deposits (H1, H2 and H4) commencing in 2014-2015. At current price assumptions and production rates, reserves from Jimblebar will continue to support the Mount Newman blend for at least 20 years.

Mount Goldsworthy Joint Venture

There are two areas of operation associated with the Mount Goldsworthy Joint Venture: the Yarrie Nimingarra area east of Port Hedland and the Area C operations north-west of Newman.

We hold an 85% joint venture interest in the Mount Goldsworthy Mining Associates project, located at Nimingarra/Yarrie, 210 kilometres east of Port Hedland in the Pilbara region of Western Australia. While we manage the project, mining operations are carried out by an independent contractor on the Joint Venture’s behalf. The other participants in the joint venture are Itochu Minerals & Energy Australia Pty Ltd, which holds an 8% interest, and Mitsui Iron Ore Corporation Pty Ltd, which holds a 7% interest in the project. Mount Goldsworthy was commissioned in 1966. The original Goldsworthy mine was closed in 1982 and mining operations ceased at Shay Gap in 1993. Since then, mining has continued from the adjacent Nimingarra and Yarrie areas, 30 kilometres to the south-east.

The Mount Goldsworthy open-pit mines are covered by four separate mineral leases under the Iron Ore (Mount Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972 and a number of smaller mining leases issued under the Mining Act 1978 which were granted in 2005. The original leases were granted between 1965 and 1974 and they expire between 2007 and 2014. We have the right to renew these leases for successive 21 year periods.

Two primary crushers exist, one at Yarrie and the other at Nimingarra. The ore is crushed and then railed to Finucane Island. Power for Yarrie and Nimingarra is sourced via overhead power lines from the Port Hedland gas-fired powered station operated by Alinta Dewap.

In October 2003, we opened the new Area C mine located 120 kilometres north-west of Newman, which produces a Marra Mamba ore deposit, which is sold under the trademark MAC.

Initial mining has commenced at the C Deposit under the POSMAC arrangement, to which we, POS-Ore Pty Ltd (Korea), Itochu Minerals & Energy Australia Pty Ltd and Mitsui Iron Ore Corporation Pty Ltd are parties. Under this arrangement, POSCO has committed to purchase 3 million tonnes per annum. In line with the historical Goldsworthy leases, this mining lease expires in 2007 and has a right of renewal for further period of 21 years. Area C sources its power from the Newman power station also operated by Alinta Dewap.

All production from the Mount Goldsworthy North (Yarrie and Nimingarra deposits) is transported on a separate railway to Port Hedland. Ore from Area C is transported via a 39 kilometre new section of railway to the Yandi mine which then connects to the main Newman to Port Hedland railway. From there, the venture ships the ore through the Nelson Point and Finucane Island facilities. Ore is currently being produced from Goldsworthy North area at a nominal capacity of 8 million tonnes of product per year. At current price assumptions and production rates, reserves at the Mount Goldsworthy North mines are sufficient to support mining activities for at least one year, although strategies are in place for an extension of this time with other known deposits.

The ore currently being produced at Area C is from C Deposit, which is an open-pit mine. The ore processing plant at Area C has a nominal capacity of 23 million tonnes of product per year. E Deposit will also contribute to Area C products commencing in 2005-2006 and other Area C deposits (F, A and D Deposits) commencing in 2008-2009. At current price assumptions and production rates, reserves from Area C will continue to support Area C products for at least 20 years.

During 2004–2005 65% of the venture’s sales by volume were to China, 30% were to Japan and 4% to Taiwanese steelworks.

Pilbara Iron Ore port operations

All of our Pilbara Iron Ore joint ventures’ production is transported to the Nelson Point and Finucane Island port facilities at Port Hedland via two railway systems containing nearly 1,000 kilometres of track which supports the longest and heaviest trains in the world. The major railway, the 426 kilometre Newman to Nelson Point line, services the Mount Whaleback and Orebodies 23, 25 and 29, with extensions to Jimblebar, the Yandi Mine and Area C. The second line, the 208 kilometre Finucane Island to Yarrie line, links the Yarrie mine and adjacent mining operation at Nimingarra. Finucane Island receives ore from the Area C and Yarrie mines while the other mine products are sent to Nelson Point.

Facilities at the port include three car dumpers, crushing and screening plants, stockpile reclaimers and ship loading equipment. We can load vessels of 250,000 deadweight tonnes in the sheltered harbour.

In 1998, an under-harbour tunnel between the Nelson Point and Finucane Island facilities was commissioned by the joint venture. The tunnel allows us to transport ore to the Finucane Island ship loading facilities.

In February 2004, a Products and Capacity Expansion Programme was officially completed at a cost of US$266 million, increasing the overall capacity of the Port Hedland facilities to 100 million tonnes per annum. This included establishing new stockyard facilities and a second shiploading berth at Finucane Island, an upgrade of the under-harbour tunnel conveyor, and the addition and expansion of rail sidings to accommodate longer trains. By the end of 2004, further expansions had lifted mining, railing and shipping capacity to 110 million tonnes per annum and work is currently in progress to lift capacity to 118 million tonnes per annum by the second half of 2006.

Rapid Growth Projects & Feasibility Study

A feasibility study into the expansion of our Iron Ore business has now been completed, providing a vision for growth to 152 million tonnes per annum. The growth will primarily be achieved through the expansion of the well-established Newman, Yandi and Area C mines. The feasibility study also included options for expansion of the rail system and a reconfiguration of the port operations to ensure growth enhances environmental performance and is not constrained by existing infrastructure. The growth programme will be phased to allow us to continue to meet market demand for our products. While exchange rate movements and pressures in the construction market have created some challenges for the current RGP 2 project (increasing capacity to 118 million tonnes per annum), it, too, is on budget and on schedule for completion by the second half of 2006.

Samarco

We own 50% of Samarco Mineração S.A., a Brazilian company. The remaining 50% interest in Samarco is held by Companhia Vale do Rio Doce (CVRD).

Samarco began production at the Germano mine in 1977 and at the Alegria Complex in 1992. The Alegria Complex has now replaced the depleted Germano mine. Ore is transported from the Alegria mine to the Germano concentrator plant via a five-kilometre conveyer belt. At current price assumptions and production rates, reserves at the Alegria mine are sufficient for approximately 20 years.

Samarco operates one hydroelectric power plant, Muniz Freire, and has a 49% investment in another, Guilman-Amorim. Together, these two plants supply about 32% of Samarco’s total electricity requirements .

Samarco has signed a ten year agreement, expiring in January 2015, to purchase its remaining power needs from a local consortium. The contract has a one year option (expiring December 31, 2005) in which Samarco may elect to extend the supply to include the Expansion Project described below.

Samarco has two industrial facilities:

•	Samarco’s mining and beneficiation activities are located in Germano, municipality of Mariana, in the state of Minas Gerais, with a capacity to produce currently 15.5 million tonnes per year, expanding to 16.5 million tonnes per year with the optimised project due for completion in 2006.

•	Samarco’s two pellet plants are located in Ponta Ubu, municipality of Anchieta, in the state of Espirito Santo, with total production capacity of 13.8 million tonnes of pellets per year and a private port with two berths.

The two facilities are linked by a 396 kilometre iron ore slurry pipeline, which is the world’s longest and largest iron ore pipeline.

Samarco is currently implementing an investment programme, referred to as the Optimisation Project, due for completion in 2006. This will increase concentrate production to 16.5 million tonnes per year, from previous 15.5 million tonnes per year, and pellet production capacity will reach 14 million tonnes per year. The total expected cost of the project is US$24 million (100% terms).

Samarco is considering a further expansion that is currently in the feasibility phase. The project comprises three major components:

•	Additional mining capacity and a new 7.5 million tonnes per year concentrator at the Germano mine site;

•	A new 400 kilometre slurry pipeline adjacent to the existing slurry pipeline from Germano to Ponta Ubu; and

•	A 7.6 million tonnes per year third pellet plant, additional stockyard and ship loading capacity at the Ponta Ubu port site.

Queensland Coal

Together with Mitsubishi Development Pty. Ltd., we own six open-pit coal mines, one underground coal mine and a port in the Bowen Basin, Queensland, Australia. These coal mining operations are managed through a jointly owned entity, BM Alliance Coal Operations Pty Ltd (BMA), and the coal produced is marketed through a jointly owned entity, BM Alliance Coal Marketing Pty Ltd. Adjacent to one of the open-pit coal mines, the new Broadmeadow underground mine is currently being commissioned. These mines are separated into two joint venture structures, in which we have a 50% interest, namely the Central Queensland Coal Associates (CQCA) joint venture and the Gregory joint venture. Mitsubishi Development Pty Ltd has the remaining 50% interest in these two joint ventures. In addition, BMA operates one other Bowen Basin mine for BHP Mitsui Coal Pty Ltd in which we have an 80% interest. The majority of the coal production is high quality metallurgical coal used for steel making. Some energy coal is also produced from three of these mines. The power supplied to the mines is sourced from the state of Queensland’s electricity grid.

Most of the coal from the CQCA northern area mines (Goonyella, Peak Downs, Saraji and Norwich Park) and some coal from the Gregory mine is shipped through the venture’s owned and operated Hay Point coal terminal. The CQCA joint venture participants and the Gregory joint venture participants have entered into rail transport agreements with Queensland Rail providing for the transportation of coal from their mines until 2015 and 2016. Hay Point port, located at Mackay, handles around 35 million tonnes per annum of coal and can accommodate bulk carriers of up to 230,000 deadweight tonnes. All of the export coal from the Blackwater mine and most Gregory joint venture production is shipped through the R.G. Tanna Coal Terminal at Gladstone. All of the coal from the CQCA and the Gregory joint venture mines is transported to ports on railroads owned and operated by the State of Queensland.

In 2004-2005, approximately 42% of BMA’s metallurgical coal sales were to north Asia, 17% to south Asia, 32% to western Europe and approximately 9% elsewhere. Virtually all of the sales are under annually priced term contracts with minimal spot sales.

Queensland Coal has announced that it will increase coal production capacity to 59 million tonnes per annum by the second half of 2006 in response to strong customer demand. This includes the expansion of capacity at the Hay Point Coal Terminal to 40 million tonnes per annum by mid 2006 and 44 million tonnes by 2007, a Coal Preparation plant and the Broadmeadow Underground mine referrred to above at a total cost of US$ 278 million. Additional port and rail capacity has been secured with third party providers. Further capacity expansion options are currently under review.

Central Queensland Coal Associates Joint Venture

Through a 50% interest in the CQCA joint venture, we operate five open-pit mines, namely Blackwater, Goonyella, Peak Downs, Saraji and Norwich Park and the Hay Point coal terminal. The adjacent South Blackwater and Blackwater mines were integrated into a single 13.5 million tonnes per annum operation in mid-2001. These mines are all located in Queensland, Australia.

Goonyella mine, which commenced operations in 1971, merged operationally with the adjoining Riverside mine in 1989 and is operated as the Goonyella Riverside mine. Reserves at the Riverside mine have been depleted; production of the Riverside product will continue from the Goonyella Mine, effectively increasing production from nine million tonnes per annum to 13 million tonnes per annum. CQCA has signed an agreement to purchase certain assets and assume certain rehabilitation liabilities of the Riverside mine from BHP Mitsui Coal, in which we are an 80% shareholder.

We expect to complete the sale in 2006. At current price assumptions and production rates, reserves from the Goonyella open-pit mine can support operations for approximately 26 years. A new underground mine, Broadmeadow, is currently being commissioned on the Goonyella mining lease to produce up to 3.6 million tonnes per annum, with an estimated mine life of 28 years. Peak Downs mine produced its first coal in 1972 and has a capacity to produce nine million tonnes per annum. At current price assumptions and production rates, reserves from the Peak Downs mine can support operations for approximately 50 years.

Saraji mine commenced production in 1974 and has a capacity of more than six million tonnes per annum. At current price assumptions and production rates, reserves from the Saraji mine are expected to be depleted in approximately 30 years. First coal was mined from the Norwich Park mine in 1979 and it has a production capacity of more than five million tonnes per annum. At current price assumptions and production rates, reserves from the Norwich Park mine are expected to be depleted in approximately 11 years. Blackwater mine commenced production in 1967 and has a production capacity of more than 13 million tonnes each year. At current price assumptions and production rates, reserves from the Blackwater and South Blackwater mines are expected to be depleted in approximately 17 years.

The leases for the CQCA and South Blackwater mines expire in 2008, 2009, 2010, 2011, 2012, 2015, 2017, 2020, 2021, 2023, and 2024 and are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case.

Gregory Joint Venture

Through a 50% interest in the Gregory joint venture, we operate an open-pit mine called Gregory and an underground mine called Crinum.

The Gregory mine became operational in 1979. At current price assumptions and production rates, reserves from the Gregory mine are expected to be depleted in approximately 2008. Crinum mine commenced longwall production in 1997. At current price assumptions and production rates, reserves from the Crinum mine are expected to be depleted in approximately 2011. The combined capacity of the mines is in excess of five million tonnes of product coal per year. All coals are beneficiated, using heavy media processes, to marketable specifications.

The venture’s leases for the Gregory and Crinum mines expire in 2006, 2014, 2018 and 2019 and are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case.

BHP Mitsui Coal

We hold an 80% interest in BHP Mitsui Coal Pty Ltd and Mitsui & Co. Ltd Group owns the remaining 20% interest. BHP Mitsui Coal’s coal mines are managed by the BHP Billiton Mitsubishi Alliance (BMA), a joint venture between us and Mitsubishi.

Reserves from Riverside were depleted in 2005. As noted above, an agreement has been signed for CQCA to purchase certain assets and assume certain rehabilitation liabilities of the Riverside mine; we expect to complete the sale in 2006. South Walker Creek became operational in 1998. It is an open-pit mining operation, producing pulverised coal injection fuel and minor quantities of by-product energy coal. South Walker Creek has a production capacity of four million tonnes per year. At current price assumptions and production rates, the current reserve base for South Walker Creek is expected to be depleted in 14 years. The venture contracted substantially all of the operations at South Walker Creek to Thiess Contractors for three years, commencing July 2003. BHP Mitsui Coal has entered into a rail transport agreement with Queensland Rail providing for the transportation of coal from the South Walker Creek mine until 30 June 2016. The principal markets for the coal are Europe, Japan, Korea and Brazil.

BHP Mitsui Coal’s mining leases expire in 2005, 2020 and 2024 and are renewable for such further periods as the Queensland Governor-in-Council allows in each particular case. The renewal of the lease that is due to expire in 2005 is currently progressing.

BHP Mitsui Coal signed an agreement in 2005 to enter into a Joint Venture for a shared Coal Preparation plant and rail loading loop with Millennium Coal (MC), for use by the proposed BHP Mitsui Coal Poitrel mine. BHP Mitsui Coal will own 50% of the proposed Red Mountain Infrastructure Joint Venture.

BHP Mitsui Coal holds significant undeveloped leases in the Bowen Basin (specifically, Wards Well, Lancewood, Poitrel, Winchester, Kemmis-Walker, Bee Creek and Nebo West).

Illawarra Coal

We wholly-own the Appin, Elouera, West Cliff and Dendrobium underground coal mines, in the Illawarra region of New South Wales, Australia. These mines produce coking coal primarily used for steelmaking. We produce coal under leases expiring in 2010, 2011, 2012, 2013, 2016, 2017, 2021 and 2023. These leases have renewal rights under the New South Wales Mining Act 1992 for periods of 21 years. Our current production capacity is 7.5 million tonnes of clean wet coal per year. The power supplied to the mines is sourced from the state of New South Wales’ electricity grid.

Appin commenced production in 1962 with longwall mining starting in 1969. Appin currently produces approximately three million tonnes of clean wet coal each year and, at current price assumptions and production rates, its reserves are expected to support production for at least another 12 years.

West Cliff was commissioned in 1976 and currently produces approximately 2.2 million tonnes of clean wet coal per year. At current prices and production rates, reserves from West Cliff are expected to be depleted in approximately 10 years. Elouera officially opened in 1993 with the amalgamation of the Nebo, Kemira and Wongawilli coal mining leases. Elouera reserves are now depleted and it finished its last longwall block, producing 1.2 million tonnes of clean wet coal in 2005. The mine is now under care and maintenance.

In 2004-2005, we opened the Dendrobium Mine at a total capital cost of US$200 million. The Dendrobium Mine has now replaced the Elouera mine, and is a modern longwall mine, which will have a production capacity of 3.6 million tonnes of clean wet coal per annum following completion of the production ramp up in the next few years. Reserves at Dendrobium are expected to support production for approximately seven years.

We also own a 20% shareholding interest in the lease of the Port Kembla Coal Terminal Limited, which operates a coal loading facility at Port Kembla in New South Wales, Australia. We manage the terminal under contract on behalf of the shareholding companies.

Over 50% of the metallurgical coal we produce at Illawarra Coal is sent to BlueScope Steel Limited’s Port Kembla Steelworks in New South Wales under a long term supply contract, and One Steel Limited’s Steelworks at Whyalla, South Australia. We export the remainder of our coking coal production through Port Kembla and also sell a middlings by-product into the export energy market. Capacity expansion options for Illawarra both in production and beneficiation are currently under review.

Manganese

Our 60% owned global manganese ore and alloy business comprises operations in South Africa and Australia and is the world’s largest integrated producer of high grade manganese ore. Our South African operations are held through Samancor Limited, while the Australian assets are owned through an Australian subsidiary. Anglo American Corporation holds the remaining 40% in both entities.

Manganese ore is produced by Hotazel Manganese Mines, located in the Kalahari Basin in South Africa, and the Groote Eylandt Mining Company Pty Ltd (GEMCO) in Australia’s Northern Territory. Approximately 70% of the ore production is sold to alloyers across the world, while the remaining 30% is converted into alloys at two plants: Metalloys in Meyerton, South Africa and the Tasmanian Electro Metallurgical Co. (TEMCO) in Tasmania, Australia. Through Samancor, we also hold a 50% interest in Advalloy, a refined manganese alloy joint venture, and a 51% interest in the Manganese Metal Company. With a production capacity of 44,000 tonnes per annum through its Nelspruit and Krugersdorp facilities, the Manganese Metal Company is one of the world’s leading producer of electrolytic manganese metal. Through Samancor, located on the Metalloys site in Meyerton, we also own and operate the DMS Powders plant, the world’s largest dedicated producer of milled and atomised ferrosilicon. Ferrosilicon is primarily used in the dense medium separation of minerals and scrap metals and the plant has a production capacity of 32,000 tonnes of milled and 7,000 tonnes of atomised product. The power source for the South African manganese operations is the national utility company Eskom. At the Metalloys smelter, 20% of power is sourced from Elgen, the on-site power from waste-gas electricity plant. GEMCO owns and operates its power generation facility on Groote Eylandt. Power is used principally at the mine site but some power is also sold for use at Alyangula and Anuguru, the 2 small townships near the mine. Generation is via diesel generators. TEMCO source their electrical power from Aurora Energy the state owned power distribution and retailing company. Power in Tasmania is principally generated from Hydro-stations but supplemented with a 240 mw gas generation station. TEMCO also self generate 13 mws for internal use from an on-site ERU (Energy Recovery Unit).

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

At current price assumptions and production rates, Hozatel’s reserves will be depleted in approximately 18 years. All of the mineral leases will be affected by the new South African Mining Charter. Refer to “Business Overview – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter” for more information.

At GEMCO, a high-grade manganese ore is extracted using open-cut, strip mining methods. The mine was first commissioned in 1965 and has a current production capacity of three million saleable tonnes per annum. All of the GEMCO mineral leases are situated on Aboriginal land held under the Aboriginal Land Rights (Northern Territory) Act 1976. The current mineral leases, other than MLN 2 and MLN 3, are renewal leases of the original mineral leases granted for a term of 21 years. GEMCO leases are subject to renegotiations in 2006 and 2010. At current price assumptions and production rates, GEMCO’s reserves are expected to be depleted in approximately 15.6 years.

Our two manganese alloy plants, Metalloys in Gauteng, South Africa and TEMCO in Tasmania, Australia have a combined annual production capacity of 700,000 tonnes of alloy, which is exported to steelmakers across the globe.

Manganese production for 2004–2005 was 5.5 million tonnes of manganese ore and 755,000 tonnes of manganese alloy. Our products include manganese ore, high and medium carbon ferro manganese, silico manganese and electrolytical manganese metal. In 2004–2005 sales to Asia were 37% for manganese ore and 26% for alloy. Europe accounted for 11% of manganese ore sales and 17% of alloy sales. Approximately 6% of ore sales and 28% of manganese alloy sales were to North America. The remainder of sales were mainly to Australia, the Middle East, South Africa and South America. Ore prices are determined through periodic negotiations, usually either annually or quarterly. Alloy prices are generally determined on a quarterly basis, either by negotiation or by reference to a published price in a major trade journal.

Hot Briquetted Iron

Boodarie Iron Western Australia

On 24 August 2005, we announced the permanent closure of our wholly-owned Boodarie Iron plant in Western Australia. The plant had used Finmet technology to undertake the secondary processing of raw iron ore, purchased from the Mount Newman joint venture, converting iron ore into hot iron briquettes for use in electric-arc furnace and integrated steelmaking operations.

Operations at Boodarie Iron were suspended following a fatal accident on 19 May 2004 and, in November 2004, a decision was made to place the plant into care and maintenance while an internal study was conducted into its future viability.

We incurred a charge of US$266 million relating to the closure of the hot briquetted iron facilities, primarily to settle existing contractual arrangements, plant decommissioning, site rehabilitation, and other associated costs. As part of the closure plan, we are negotiating with a number of parties to purchase the majority of gas contracted under take-or-pay arrangements.

We intend to retain the Boodarie Iron beneficiation plant to complete feasibility studies into longer term options for our lower grade iron ore resources.

Reserves and Production

The tables below detail our iron ore, manganese and metallurgical coal reserves in wet or dry metric tonnes as shown, and are presented in 100% terms as estimated at 30 June 2005.

Iron Ore Reserves

Commodity Deposit (1,3,4,5,6,7,10,12)	Ore Type(2)	Proved Ore Reserve						Probable Ore Reserve						Total Ore Reserve						BHP Billiton Interest %
		Millions of wet metric tonnes	% Fe	% P	%SiO2	%Al2O3	%LOI	Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2O3	% LOI	Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2O3	% LOI
Iron Ore
Mt Newman JV(8)	BKM	442	63.2	0.06	5.3	2.0	1.5	326	62.7	0.09	4.7	2.0	3.1	768	63.0	0.07	5.0	2.0	2.2	85
	MM	54	62.3	0.07	2.4	1.6	6.3	14	61.8	0.05	3.4	1.8	6.0	68	62.2	0.07	2.6	1.6	6.3	85
Jimblebar(8)	BKM	43	62.5	0.07	4.7	2.6	3.0	202	62.8	0.08	3.5	2.5	3.6	246	62.8	0.08	3.7	2.5	3.5	100
Mt Goldsworthy JV Northern(8)	NIM	11	60.3	0.09	6.2	2.1	4.8	3	61.1	0.07	7.1	1.7	1.9	14	60.5	0.09	6.4	2.0	4.1	85
Mt Goldsworthy JV Area C(8,9)	MM	304	62.0	0.06	3.2	1.8	5.9	170	62.5	0.06	2.9	1.6	5.6	474	62.2	0.06	3.1	1.7	5.8	85
Yandi JV(8)	CID	502	57.9	0.04	5.2	1.2	10.4	358	57.2	0.04	5.6	1.6	10.6	860	57.6	0.04	5.4	1.4	10.5	85

		Millions of dry metric tonnes)	% Fe	% Pc				Millions of dry metric tonnes)	% Fe	% Pc				Millions of dry metric tonnes)	% Fe	% Pc
Samarco JV(11)	ROM	311.3	45.8	0.04				204.4	45.0	0.04				515.7	45.5	0.04				50

(1)	Reserves are divided into joint ventures, and material types that reflect the various products produced. The bedded ore types are classified as per the host Archaean or Proterozoic banded iron formations.
(2)	Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, and CID – Channel Iron Deposit, ROM – Run of Mine
(3)	The Reserve grades listed refer to in situ mass percentage on a dry weight basis. %Pc represents phosphorous in concentrate for Samarco. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tonnes based on the following moisture contents: BKM = 3%, MM = 4%, CID = 8%, NIM = 3.5%. Iron Ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed). Samarco is marketed predominantly as direct reduction and blast furnace pellets.
(4)	Mining dilution and mining recovery (in general around 95%) has been taken into account in the estimation of reserves for all West Australian Iron Ore operations. For Samarco the mine recovery is 96.5 per cent (not included in the reserve estimate) of the stated diluted reserve.
(5)	No third party audits have been conducted specifically for the purposes of this disclosure.
(6)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserve	Probable Ore Reserve
Mt Newman JV	100m x 50m	300m x 50m
Jimblebar	50m x 50m	100m x 50m
Mt Goldsworthy JV Northern Areas	25m x 25m	50m x 50m
Mt Goldsworthy JV Area C	120m x 30m in structurally complex deposits, and 240m x 60m in structurally simple deposits	Greater than 120m x 30m in structurally complex deposits, or Greater than 240m x 60m in structurally simple deposits
Yandi JV	100m x 100m Main ore zone, 75m x 75m weathered, marginal and basal zones	150m x 150m
Samarco JV	ALE 126345: 200m x 200m x 16m, ALE 7: 150m x 150m x 16m; ALE 8:250m x 250m x 16m;	ALE 126345: 400m x 400m x 16m ; ALE 7: 300m x 300m x 16m; ALE 89: 500m x 500m x 16m;

(7)	Metallurgical recoveries for the operations are:

	% Metallurgical Recovery
	High grade iron ore	Iron ore concentrate
Jimblebar	100
Mt Goldsworthy JV Area C	100
Mt Goldsworthy JV Northern	100
Mt Newman JV	92 - 100
Samarco JV	57-59	56
Yandi JV	100

(8)	Changes at Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures are in part due to a change in reporting precision where tonnes are now reported to the nearest 1million wet metric tonne, change to reporting silica (SiO2), alumina (Al2O3) and Loss On Ignition (LOI) in addition to iron (Fe) and phosphorous (P). Changes to the Reserves for Mt Newman JV and Jimblebar are due to changes to Fe cut-off grades used for reporting, changes to Reserve classifications and changes to reconciliation factors. The large change to reserve classification for Jimblebar is due to review of historic data, models and documentation. Changes to Yandi reserves due to change in pit designs. Changes to Goldsworthy JV Northern Areas due to introduction of the Cattle Gorge deposit. Changes to Goldsworthy JV Area C Reserves due to new model and revised pit design for C Deposit. Other changes are due to mining depletion.
(9)	Whilst 85% is shown as the ‘BHP Billiton Interest’ for Area C, POSCO (a Korean steelmaker) has a 20% legal interest in the in the area within Area C known as C Deposit, and the Group has an agreement to supply POSCO with 75Mt of ore from Area C with no restrictions on mining rates from C Deposit. The joint venture relates to a free on board (FOB) sales agreement. This disclosure and the financial statements are prepared on this basis.
(10)	Cut-off grades used to estimate Reserves: Mt Newman 50-62%Fe for BKM, 60%Fe for MM; Jimblebar 58-60%Fe for BKM, Mt Goldsworthy 56.5-60%Fe for NIM, 57%Fe for MM, Yandi 56%Fe for CID.
(11)	Samarco Reserves are estimated assuming external supply of approximately 8wmt of process feed from the nearby Fazendao mine, which is owned by our 50 % joint venture partner in Samarco (CVRD). The external ore supply has a high proportion of specular hematite, a particular ore type that is required to produce the desired ore blend for producing iron pellets. The absence of this external ore supply would significantly reduce Samarco reserves.
(12)	The prices used are based on an average of the last three years’ commercial contracts.

Manganese Ore Reserves

	Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			BHP Billiton Interest %
	Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield
Manganese(1) (2) (4)
GEMCO (5)	65.2	48.6	49	37.6	47.5	47	102.7	48.2	49	60
Wessels	2.2	48	—	10.3	48	—	12.5	48	—	60

	Millions of wet metric tonnes	% Mn	% Fe	Millions of wet metric tonnes	% Mn	% Fe	Millions of wet metric tonnes	% Mn	% Fe
Mamatwan (3)	23.5	37.9	4.4	15	37.7	4.4	38.5	37.7	4.4	60

(1)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserve	Probable Ore Reserve

GEMCO	60m x 120m and 60m x 60m	120m x 120m
Wessels	Underground sampling within a 50m to 75m radius and incorporating 180m on average spaced surface holes	Based predominately on 180m spaced drill holes supplemented by some underground drilling.
Mamatwan	40m x 40m	80m x 80m
(2) Metallurgical recoveries for the operations are:
% Metallurgical recovery
GEMCO	See above % Yield
Wessels	75% for main W1 lump product
Mamatwan	96%

(3)	Mamatwan cut-off grade was revised from 37.5% to 35%.
(4)	Tonnages are on a dry basis, except for Mamatwan. Mining dilution and recovery is included in the reserve estimate.
(5)	GEMCO Mn grades are reported as washed sample grades and as such reflect a recovered mineral product grade.
(6)	The prices used are based on an average of the last three years’ commercial contracts.

Metallurgical Coal Reserves

Commodity Deposit (6,9)		Mining Method (1)	Coal Type(2)	Total Coal Reserve(3,5)	Marketable Coal Reserve(3,4)				BHP Billiton Interest %
				Tonnes (millions)	Tonnes (millions)	Calorific Value (Kcal/kg)	Volatile Matter (%)	Total Sulphur (%)
Queensland Coal, operating mines (8)
CQCA JV:
	Goonyella Broadmeadow	OC	Met	490	343	—	23.5	0.53	50
		UG	Met	121	101	—	23.8	0.50	50
	Peak Downs	OC	Met	814	453	—	20.6	0.60	50
	Saraji	OC	Met	334	193	—	18.5	0.60	50
	Norwich Park	OC	Met	84	61	7,267	17.3	0.69	50
	Blackwater	OC	Met/Th	219	187	7,006	24.6	0.42	50
	South Blackwater	OC	Met/Th	40	34	6,735	25.5	0.54	50

	Subtotal			2,102	1,372

Gregory JV
	Gregory Crinum	OC & UG	Met/Th	33	27	—	32.9	0.60	50
BHP Mitsui Coal
	South Walker Creek	OC	Met/Th	66	45	—	—	0.36	80

Total Queensland Coal Reserves at operating mines				2,201	1,444

Illawarra Coal Reserves at operating mines (7)
	Appin	UG	Met/Th	42	37	—	—	—	100
	West Cliff	UG	Met/Th	26	22	—	—	—	100
	Dendrobium	UG	Met/Th	36	28	—	—	—	100

Total Illawarra Coal Reserves at operating mines				104	87

(1)	Mining Method: OC = open-cut, UG = Underground
(2)	Coal type: Met = metallurgical coal, Th = thermal coal
(3)	Coal Reserve (metric tonnes) is the sum of Proven and Probable coal reserve estimates, which include allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal reserve (metric tonnes) are the tonnages of coal available, at specified moisture and quality, for sale after beneficiation of the Coal Reserve. Reserves are quoted on air-dried qualities, as this is the basis they are sold on the international market. As received moisture bases range from 8% to 10%, depending on mine product.
(4)	Coal washplant recoveries are:

Queensland Coal:
Goonyella OC	72.3%
Broadmeadow UG	85.5%
Peak Downs	55.9%
Saraji	54.4%
Norwich Park	75%
Blackwater	84.1%
South Blackwater	81%
Gregory Crinum	84%
South Walker Ck	67.8%
Illawarra Coal:
Appin	88.5%
West Cliff	85.5%
Dendrobium	75.7%

(5)	The classification criteria used for Proved and Probable Reserves (drill hole spacing) has been tightened to be consistent with the Australian Coal Guidelines.

Approximate drill hole spacings used to classify the reserves are:

Proved Coal Reserves		Probable Coal Reserves
Queensland Coal
Goonyella Broadmeadow	maximum 500m spacing of geophysically logged, analysed, coreholes with a minimum of 95% recovery or less than +/-10% expected error at 95% confidence on a 50m x 100m block and 3D seismic coverage for UG.	Goonyella Broadmeadow	500m to 1000m spacing of geophysically logged, analysed, coreholes with a minimum of 95% recovery or +/-10% to +/-20% expected error at 95% confidence on a 50m x 100m block.
Peak Downs Saraji Norwich Park Blackwater South Blackwater South Walker Ck	maximum 500m spacing of geophysically logged, analysed, coreholes with >=95% recovery.	Peak Downs Saraji Norwich Park Blackwater South Blackwater	500m to 1000m spacing of geophysically logged, analysed, coreholes with a minimum of 95% recovery.
Gregory Crinum	maximum 500m spacing of geophysically logged, analysed , coreholes with >=95% recovery, 3D seismic coverage for UG resources.	Gregory Crinum	500m to 1000m spacing of geophysically logged, analysed, coreholes with a minimum of 95% recovery.

Illawarra Coal
Appin, West Cliff and Dendrobium	maximum of 700m between data points.	Appin, West Cliff and Dendrobium	maximum of 1000m between data points.

(6)	Third party reserve audits have not been conducted on our reserves for purposes of this annual report.
(7)	Illawarra Coal has changed the internal classification of reserves to include the approval status of reserves. Due to the vigorous mining approval constraints recently experienced from the various State departments, Illawarra Coal has removed some reserves that were previously classified as Proven and Probable. This has substantially reduced the level of reported reserves.
(8)	Marketable Reserve base for Queensland Coal operating mines reduced by 19% in total primarily due to impact of revised Australian Guidelines for the Estimation and Reporting of Inventory Coal, Coal Resources and Coal Reserves (2003) – Coal Guidelines, which has reduced allowable spacing for same confidence level and to a lessor extent due to lack of full permitting.
(9)	The prices used are based on an average of the last three years’ commercial contracts.

The table below details our coking coal, iron ore, manganese and hot briquetted iron production for the years ended 30 June 2005, 30 June 2004 and 30 June 2003. Production data shown is our share unless otherwise stated.

	Coal Type(1)	BHP Billiton Group Share of Production			BHP Billiton Group Interest %
		Year ended 30 June
		2005	2004	2003
		(thousands of tonnes)
Iron Ore(2)(3)
Mt. Newman (Australia)		25,736	24,461	21,958	85
Jimblebar (Australia)		6,364	6,355	5,418	100
Mt. Goldsworthy (Australia)		4,685	5,844	6,693	85
Area C(4)		16,612	5,676	19	85
Yandi (Australia)		35,661	34,159	31,788	85
Samarco (Brazil)(5)		7,687	7,725	7,856	50

Total Iron Ore		96,745	84,220	73,732

Queensland coal production CQCA joint venture
Goonyella	Met	5,461	3,777	3,812	50
Peak Downs	Met	4,526	4,112	3,631	50
Saraji	Met	3,251	2,911	2,321	50
Norwich Park	Met	2,880	2,344	2,161	50
Blackwater	Met/Th	6,565	6,531	6,841	50

Total CQCA JV		22,683	19,675	18,766

Total Gregory JV		2,712	2,859	2,525	50

BHP Mitsui Coal(6)
Riverside	Met	2,384	3,323	2,641	80
South Walker Creek	Met/Th	3,273	3,658	3,927	80

Total BHP Mitsui Coal		5,657	6,981	6,568

Total Queensland Coal		31,052	29,515	27,859

Illawarra coal production
Illawarra Collieries	Met/Th	6,251	5,845	6,763	100
Manganese Ore(7)
(Australia)		2,947	2,451	1,853	60
(South Africa)		2,508	2,502	2,249	60

Total Manganese Ore		5,455	4,953	4,102

Manganese Alloys(7)
(Australia)		263	250	234	60
(South Africa)		492	462	503	60

Total Manganese Alloys		755	712	737

Hot Briquetted Iron
HBI Western Australia(8)		0	1,716	1,670	100

Total HBI		0	1,716	1,670

(1)	Coal Type: Met – metallurgical, Th – thermal.
(2)	All figures for Australian iron ore are reported in wet tonnes.
(3)	Commenced production in May 2003.
(4)	Production statistics relate to pellet production and concentrate and screens product.
(5)	BHP Mitsui Coal production shown on a 100% basis before 20% outside equity interest.
(6)	Saleable production shown on a 100% basis. BHP Billiton interest in saleable production is 60%. These were operations of the BHP Billiton Plc Group prior to the DLC merger with the BHP Billiton Limited Group on 29 June 2001.
(7)	Production was suspended at Boodarie Iron following an incident in May 2004 and the plant was placed on care and maintenance in November 2004. On 24 August 2005, we announced the permanent closure of the Boodarie Iron plant.

Regulatory and Fiscal Terms

Western Australia

The Newman, Yandi and Goldsworthy mining, rail and port operations are conducted under agreements with the Government of Western Australia. The agreements have been ratified by Acts of the Western Australian Parliament.

In Western Australia, minerals belong to the Crown, and rights to mine are granted by the State Government. Royalty payments, based on the value of the iron ore that we sell, are made to the State Government for the right to extract the mineral.

Brazil

Exploitation concessions are granted by the Brazilian Federal Government. A licence is valid until the depletion of the reserve, subject to mining operations being performed in accordance with an approved plan. Financial compensation for the exploitation of mineral resources is payable at a rate of 3% of net turnover from the sale proceeds. In addition to financial compensation for the exploitation of mineral resources, Samarco pays royalties for ore extracted from reserves belonging to CVRD. Samarco blends the ore from its own reserves with that from CVRD’s reserves. The amount of royalties due to CVRD has been agreed at 4% of the total amount of dividends declared by Samarco per year.

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

New South Wales

All our Illawarra coal holdings in the State of New South Wales belong to the state Government. Coal can only be mined by the holder of a Mining Lease under the Mining Act of 1992. From 1 July 2004, an ad valorem royalty scheme (based on the revenue value of product mined) was introduced, replacing the previous regime where a flat rate royalty of A$1.70 per clean tonne was paid on all coal mined. The ad valorem rates vary depending on the depth of the mine and range from 5 – 6%.

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

Holders of unused old order rights had the sole right to apply for new order prospecting rights over the properties in question by 30 April 2005, failing which the unused old order rights would lapse. We have made application for new order rights over appropriate properties in respect of which we held unused old order rights.

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

We support the broad objectives of the Mining Charter, most of which accord with long established programmes that we have under way. We are already a prominent participant in the South African empowerment processes, including various empowerment transactions, corporate social investment through the BHP Billiton Development Trust and the Samancor Foundation, and in employment and procurement equity across our operations.

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

Ongoing discussion regarding Samancor’s manganese mineral rights are being conducted with senior officials in the Department of Minerals and Energy in accordance with the transitional provisions of the Mineral and Petroleum Resources Development Act, which provides for the conversion of existing mineral rights. Samancor has already received formal confirmation of approval of some of its applications for conversion and is in the process of obtaining registration of the converted rights in accordance with the provisions of the Act.

In the meantime, Samancor has explored various options with an empowerment company with a view to consolidating Samancor’s position with regard to its mineral rights.

The Royalty Bill

Royalties are currently payable to the South African government on profits in respect of State-owned minerals. The State is considering imposing royalties based on a percentage of revenue derived from the mining operation. Introduction of the Bill has been postponed and it is currently not known when the new legislation will become operative.

A draft Bill, released in March 2003 for public comment, suggests that holders of the new forms of mining right provided for in the above new Act will be required to pay a royalty to the State of disposals or exports of minerals, which royalty will be based on published tradable value or in the absence thereof on gross sales value. Proposed coal royalty rates were 2% on exported coal and 1% on domestically sold coal, 2% on manganese and 3% on chromite. A revised draft of the Bill was expected by early 2005, but it has not yet been released. According to statements made by the National Treasury, the Bill may provide for lower royalty rates in the case of some minerals. The government has promised industry that no royalties would be payable before 2009.

Other Fiscal Issues

Relief from other fiscal impositions such as transfer duty, value-added tax and capital gains tax has been provided in the Revenue Laws Amendment Act, 2003 in relation to the transition from old rights to new order rights.

The South African National Treasury announced during 2004 that it intends to review the system of mining taxation, which may eliminate the current provision in terms of sections 15 and 36 of the Income Tax Act, 1962 for deductions of capital expenditure of mining companies in the determination of their taxable income. There have been no further developments announced publicly in this regard.

Market Conditions

Global steel demand recorded robust growth during 2004-2005, primarily due to strong Chinese consumption and industry restocking from June 2004 through to March 2005. The period experienced two quite distinct halves, with the first half ended December 2004 showing strong growth, inventory build ups and rising prices; the second half ended June 2005 experienced weakening demand in much of the developing world, especially north America and Europe, declining prices and moves to reduce stock levels via production cuts. Global crude steel production rose strongly in 2004-2005, surpassing the 1 billion tonne figure, to a record level of around 1,076 million tonnes representing an increase of over 87 million tonnes over the previous year. Most regions exhibited robust growth, with the developing world led by China being responsible for most of the increase. Chinese production increased almost 18% in the 12 months to June 2005, which was a lower rate than the previous 3 years due to government measures aiming to curb excessive steel investment and production. China currently accounts for approximately 29% of global steel production, up 4% in the past year. The positive global steel market conditions in the first half of the year and continued strong Chinese steel demand for high quality steels has underpinned Japanese steel exports resulting in sustained steel production in excess of 113 millions tonnes. Continued growth in steel demand in Asia saw production increase in all major producing countries with Asia’s share of world production rising to over 49%.

The overall impact of these factors was a decline in the Hot Rolled Coil steel price of around US$200-300 per tonne, depending on the markets, or around 30-35%. Global pig iron production was strongly correlated with the trends of crude steel production, reaching 750 million tonnes in 2004-2005, an increase of over 72 million tonnes. China maintained very strong output coincident with steel production rising 30% and now accounts for almost 39% of total global output. High production drove strong demand for all steelmaking raw materials including iron ores and metallurgical coals including pulverised coal injection coals.

High pig iron production in all key Asian economies during 2004-2005 and an increase in domestic ore production in China of around 10% resulted in seaborne iron ore shipments of approximately 580 million tonnes. The iron ore fines market remained very strong, driven by strong imports from China on the back of strong pig iron production. Buoyant Chinese demand for seaborne iron ore saw the growth and development of a spot iron ore market dominated by Indian iron ores and the growth in traded ores from smaller producers such as Vietnam and Venezuela to meet demand. Despite this additional high cost ore, the Chinese market remained fundamentally undersupplied, with imports supplying more than 50% of total iron units for the first time. The outlook for fines supply remains tight as Chinese seaborne demand is forecast to continue to increase strongly in 2005-2006. Domestic supply growth remains significantly below total demand growth with the gap to be filled by increasing volumes of imported iron ore. Buoyant seaborne iron ore demand in 2004-2005 also saw strong demand for lump ores leading to a further increase in price differentials with fines. Strong Chinese demand and increasing DRI production saw the demand for pellets pick up strongly in line with all other iron ore products and it is likely to remain in high demand in the near term.

Metallurgical coal demand was strong across all segments during 2004-2005. Strong pig iron production saw demand for higher quality coke translate through into increased use of high quality hard coking coals at the expense of weaker coking coals. Continued strong coke prices in excess of US$250 per tonne during late calendar 2004 saw moves to increase coke yields further boosting demand for low volatile hard coking coals. High demand and tight supply saw record average price increases of approximately 120% negotiated for the 2006 Japanese financial year. Supply for hard coking coal in China continues to lag demand resulting in a growing market for hard coking coal imports. This is supported by Chinese moves to improve safety in the coal mining sector and to better utilise its own in situ hard coking coals resources. The commissioning of a number of new coke batteries in the past 12 months have seen demand for coking coal rise as coke production increased in countries with additional capacity such as India. Despite the record prices there has been little additional coke export from the traditional swing supply of the United States. With major port constraints in the short term in Australia, Canada and the United States, new coking coal capacity coming on-stream is expected to be limited and with a number of new coke batteries under construction and consideration, the outlook is for a continuation of positive market conditions.

The metallics market followed similar trends to the steel market: very strong demand and high prices in the first 6-9 months of 2004-2005 and then a sharp decline. Metallics prices also followed steel prices reaching over US$400 per tonne in late calendar 2004 before declining to as low as US$150-160 per tonne in May-June 2005. Chinese steel growth remains a major factor in boosting global scrap demand and also resulted in higher metallics demand. The market outlook is for sustained growth in global scrap and metallics demand on the back of strong steel production growth with higher primary raw materials prices seeing integrated blast furnace based steelmaking seeking to increase the volumes of scrap and metallics they use in the steelmaking process.

The strong global steel industry also resulted in an increase in demand for ferroalloys. Ferroalloy prices experienced marked changes during 2004-2005. Prices declined during the period reaching levels below the cost of production for many producers resulting in production cuts in the December quarter. As with other steelmaking materials, strong steel production in China saw a significant rise in alloy demand and strong growth in manganese ore imports as domestic manganese ore production was unable to respond to the demand increase. The increase in Chinese imported ore requirements has resulted in demand outstripping supply in the short term. Sustained steel production growth is likely lead to increased manganese ore and alloy demand in the future.

Diamonds and Specialty Products

The Diamonds and Specialty Products Customer Sector Group encompasses the diamonds, titanium minerals and fertilisers businesses and Minerals Exploration and Technology. The EKATI Diamond Mine, of which we own 80%, is located in the Canadian Northwest Territories. Richards Bay Minerals, of which we own 50%, is a heavy mineral sands mine and smelter based in South Africa. Our fertilisers business consists of a 100% interest in the Southern Cross Fertiliser Operation (formerly Queensland Fertiliser Operation) and a 33.3% interest in the Hi-Fert marketing and distribution business. The Minerals Exploration strategy is to grow BHP Billiton’s mineral resources through both greenfield and brownfield discovery as well as early-stage acquisitions. The Technology strategy is to ensure the use of optimal technology across BHP Billiton’s operations, technical marketing of our products as well as generating growth opportunities through the development of new technologies.

EKATI Diamond Mine

The EKATI Diamond Mine is located in the Northwest Territories of Canada approximately 300 kilometres north-east of Yellowknife. Normal access to the site is provided by aircraft. Road access is available for about 10 weeks per year by ice road from late January to early April. Major facilities at the mine include camp accommodation, a truck maintenance shop with office complex, an equipment-warming shed, the process plant, a powerhouse, an all weather road access from the main complex to each pit. All the electric power is generated by our company-owned and operated power station. In addition, there is storage for approximately 90 million litres of diesel fuel on site.

The mine plan is based on multiple kimberlite pipe development. These deposits are located within a 30 kilometre radius of the main development facilities. The Panda open-pit was initiated in 1997 and mining was completed in 2003 when the pit reached its ultimate mining limit. In fiscal 2006, operating pits scheduled for ore production include Koala, Misery and Beartooth. In addition, pre-production development of the Fox pipe was started in 2002 and it will begin producing ore in late calendar 2005 ramping up to full production rates by mid calendar 2006. During fiscal year 2005, mining was completed at Koala open pit and at Misery the current phase of the operations was also completed. Consequently, fiscal 2006 production for Koala and Misery will be sourced from unprocessed ore stockpiles. The Panda underground operation commenced production in April 2005 and is currently ramping up to full production rates. The processing plant began operation in mid-1998 at a designed rate of 9,000 tonnes per day. Production is currently averaging around 12,500 tonnes per day.

We own an 80% interest in the Core Zone joint venture that manages the property on which the mine is located. The other participants in the Core Zone joint venture are Charles E. Fipke and Stewart L. Blusson, each of whom holds a 10% interest. We also hold a 58.8% interest in property managed by the Buffer Zone joint venture. The other participants in the Buffer Zone joint venture are Archon Minerals Limited, which holds a 31.2% interest, and Charles E. Fipke, who holds a 10% interest. Tenure is secured through ownership of 370 mineral claims or mining leases. Mining leases have been granted for reserves until 2017, a period sufficient to cover production from current proved and probable reserves. At 30 June 2005, the joint venture had converted all except three of its claims, totalling 824,348 acres, to lease status. The three outstanding claims are in good standing and may be converted to lease status in the future.

The joint venture has continued surface regional exploration activities throughout the mine property area. During mid 2004 a significant programme of grade control drilling was undertaken on the Fox pipe and another programme is in progress during 2005.

Reserves and Production

The table below details our diamond reserves (in dry metric tonnes and 100% terms), estimated at 30 June 2005.

	Reserve Type(4)	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		BHP Billiton Interest %
Commodity Ownership		Millions of dry metric tonnes	Grade Carats per tonne	Millions of dry metric tonnes	Grade Carats per tonne	Millions of dry metric tonnes	Grade Carats per tonne
Diamonds(1, 2, 3, 5)
EKATI Core Zone	OC	16.5	0.4	17.0	0.6	33.5	0.5	80
	S/P	2.7	1.4	—	—	2.7	1.4	80
	UG	3.4	1.0	7.2	1.1	10.6	1.1	80

(1)	Approximate drill hole spacings used to classify the reserves are 30m x 30m for Proved Reserves and 60m x 60m for Probable Reserves.
(2)	Grade carats per tonne are based on a 2 mm square screen size cut-off.
(3)	Prices used for Reserves are below current sales prices.
(4)	OC=Open-cut, S/P=Stockpile, UG=Underground.
(5)	No third party audits were carried out specifically for this disclosure.

The table below details our share of diamond production for the years ended 30 June 2005, 2004, and 2003.

	Year ended 30 June
	2005	2004	2003
	(000’s carats)
Diamonds
EKATI Diamond Mine (Canada)	3,617	5,482	4,340

Regulatory and Fiscal Terms

In Canada, title to land is divided into (a) surface rights, which can be acquired from the government (or the current owner thereof) and registered in Land Title or Registry offices within each Province or Territory, and (b) mineral rights which are reserved to the Government in most land grants and are granted by licence or lease to permitted miners or prospectors for a fixed term, subject to compliance with specified annual rental and performance obligations. The government’s title both to the land and the mineral rights has primacy, subject only to the burden of proven aboriginal title and treaties that may accord subsurface rights to the aboriginal party. Under the Constitution Act, 1867, the title to all mines, minerals and royalties was passed to the Provinces, which regulate the acquisition and development of mineral claims through provincial mining or mineral tenure legislation. The Northwest Territories is one of the few jurisdictions in Canada where, subject to aboriginal Land Claim Agreements, the bulk of government lands remain under federal control, with the acquisition and maintenance of title being governed by the Territorial Lands Act and the Canada Mining Regulations, the administration of which is handled by the federal Department of Indian and Northern Affairs Canada. Development of kimberlite pipes at the EKATI Diamond Mine is regulated by the Mackenzie Valley Land and Water Board under the auspices of the Mackenzie Valley Resource Management Act, by which the mine is regulated in the use of water and the deposition of wastes.

Market Conditions

Production from the EKATI Diamond Mine represents approximately 7% of the world supply by value. De Beers is the principal supplier, controlling over 40% of global production and a total market share of approximately 50-60% including global marketing contracts. Alrosa, which accounts for 98% of Russian production, produces about 20% of world supply. The other main independent sources are various mines in Angola and Rio Tinto’s Argyle Mine in Australia and Diavik Mine near EKATI.

BHP Billiton Diamonds Inc. markets 100% of EKATI’s rough diamond production. Approximately 50% of sales are made to regular customers, 15-20% in smaller allocations are sold by tender or negotiated sales, 15-20% are sold on a contractual basis to international polishing and manufacturing companies, up to 10% are sold under contract to three Northwest Territories manufacturers and the remainder sold as both polished diamonds and rough diamonds directly to jewellery retailers or polishers. Rough diamond sales are made in 10 cycles per year, approximately at five-weekly intervals, which is standard industry practice. In November 2002, the EKATI brand of polished diamonds was merged with the AuriasTM brand and programmes are being instituted to expand the market for this product globally under the AuriasTM brand.

Newly introduced in May 2003 was CanadaMarkTM, a hallmark programme, which identifies the polished stones as being of Canadian origin and ensures the integrity of the product throughout the supply chain. Polished diamonds for the branding operations are obtained through contract polishing programmes or through buy-back arrangements with customers for rough diamonds.

Titanium minerals

Our interest in titanium minerals consists of our effective 50% interest in Richards Bay Minerals in South Africa, and our effective 90% interest in Corridor Sands and 100% interest in TiGen, both of which are minerals sands projects in Mozambique.

Richards Bay Minerals

Richards Bay Minerals is jointly owned with Rio Tinto. Richards Bay Minerals was formed in 1976 to mine and beneficiate the sands in the coastal dunes north of Richards Bay in the province of KwaZulu-Natal, South Africa. These operations involve the mining of heavy mineral sands to produce ilmenite, natural rutile and zircon. Richards Bay Minerals processes the ilmenite to produce titanium dioxide slag and high purity iron. Most product is shipped from the Richards Bay port.

Richards Bay Minerals’ mining leases are valid for the remainder of the mine life, although this may be affected by legislative changes flowing from the South African Mining Charter. Refer to “Business Overview – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter” for further information.

The sand is mined using dredging process in five ponds located in coastal dunes. In the concentrator, the heavy minerals are separated from the lighter sand particles by using a gravity separation process, and stockpiled as heavy mineral concentrate for transportation to the mineral separation plant. The sand residue is used for dune reshaping and rehabilitation.

The heavy mineral concentrate is transported from the mining plants to the mineral separation plant where the material is passed over a series of magnets that remove the ilmenite which is set aside to be fed into the smelter. The remaining material is further processed to produce zircon and rutile. The ilmenite, containing approximately 50% titanium dioxide, is transferred by conveyor for further beneficiation, which involves smelting to produce titanium dioxide slag, with a titanium dioxide grade of approximately 85%, and high purity iron. The nominal titanium slag capacity is 1.05 million tonnes. The power for the operation is purchased from the South African grid.

Approximately 90% of the titanium dioxide slag produced by Richards Bay Minerals is suitable for the chloride process of titanium dioxide pigment manufacture and is sold internationally under medium-term contracts. The zircon, rutile and pig iron are sold as end products both internationally and locally.

Corridor Sands

Following the acquisition of WMC, we have a Prospecting and Research Licence (Mineral Tenement) on land which incorporates the Corridor Sands mineral sands project in Southern Mozambique. Under the licensing agreement, subject to committing to a development plan, we have the right to convert the exploration licence to a mining title and commence exploitation of the resource, which title will have an initial 25 year term, renewable with 15 year terms for the life of mine. The project contemplates the exploitation of large, currently undeveloped mineral sands deposits. The project envisages a world-scale integrated mining, concentration and smelting operation to produce titanium dioxide slag. The project is currently undergoing a review and update of previous feasibility studies prior to making a decision whether to move into the feasibility phase during the first half of fiscal 2006.

TiGen

We have a 100% interest in TiGen, a heavy mineral sands resource located at Moebase in Mozambique, 500 kilometres north of Beira. A pre-feasibility study has been completed and market studies continue to determine when the project should move into feasibility.

Reserves and Production

The table below details our titanium minerals reserves (in metric tonnes and 100% terms) as estimated at 31 December 2004.

Commodity Ownership	Deposit	Ore Type	Proved Ore Reserve Tonnes	Probable Ore Reserve Tonnes	Total Ore Reserve Tonnes	BHP Billiton Interest
			(million)	(million)	(million)%
Titanium
Richards Bay Minerals (1)	OC	TiO2 slag	6.2	20.5	26.7	50

(1)	No third party audits were carried out specifically for this disclosure.

Reserves will be depleted in approximately 25 years at current production rates.

The table below shows Richards Bay Minerals titanium minerals production (100% terms) for the years ended 31 December 2004, 2003 and 2002, in which we have a 50% interest. The data shown below is sourced from TZMI Mineral Sands Annual Review 2005.

	Year ended 31 December
	2004	2003	2002
	(thousands of tonnes)
Titanium slag(1)	726	700	810
Rutile(2)	66	70	90
Zircon(2)	220	235	260

(1)	TZ Minerals International Pty. Ltd. estimates Richard Bay Minerals’ slag production from data reported by Rio Tinto.
(2)	TZ Minerals International Pty. Ltd. estimates Richards Bay Minerals’ rutile and zircon production from a variety of industry sources.

Market Conditions

Over 90% of the world’s titanium is used in the form of titanium dioxide pigment in the paint, paper and plastics industries.

Titanium dioxide pigment consumption has historically grown largely in line with global GDP. Overall, demand for titanium dioxide feedstock is expected to grow in line with titanium dioxide pigment consumption, although demand for chlorinatable feedstock is expected to grow at a higher rate. The bulk of demand for titanium dioxide feedstocks, such as the titanium dioxide produced by Richards Bay Minerals, comes from a few major consumers, including Du Pont, Huntsman Tioxide, Kerr McGee Chemicals, Millennium Chemicals and Kronos. The bulk of supply comes from a number of major producers, including Richards Bay Minerals, QIT, a subsidiary of Rio Tinto, and Iluka Resources. Richards Bay Minerals is the second largest producer of titanium dioxide slag with approximately 12% of global titanium dioxide feedstock output in terms of contained titanium dioxide units. Supplies of titanium dioxide slag feedstocks are increasing and may increase further in the future as a result of increased production by recent entrants to the industry, such as Ticor South Africa, Bemax Resources and Kenmare Resources.

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

Fertilisers

Following the acquisition of WMC, we hold mining leases over two phosphate deposits in north-west Queensland. Our major phosphate resource and processing facilities are located at Phosphate Hill, 140 kilometres south-east of Mount Isa. The principal activities at Phosphate Hill are conducted on Mining Lease 5543, which expires on 31 October 2035. Currently, mining is from three open-pits using excavators and trucks. Ore is treated through a beneficiation plant which has a four-stage process of crushing, washing and de-sliming, grinding, thickening and slurry storage. WMC completed the construction of the Queensland Fertiliser Operation (QFO) at the end of 1999, and commissioned the integrated plant during 2000. On 18 August 2005, the business name for QFO was changed to Southern Cross Fertilisers.

Sulphuric acid is sourced from a wholly owned acid plant located adjacent to Xstrata Plc’s Mt Isa smelter and from the Korea Zinc plant at Townsville. The acid plant has a production capacity of approximately 1.1 million tonnes of sulphuric acid per year. We transport sulphuric acid to Phosphate Hill in specially designed rail tanker wagons.

Sulphuric acid is combined with filter cake from the beneficiation plant in a phosphoric acid plant to produce phosphoric acid and gypsum. The phosphoric acid plant located at Phosphate Hill, is a hemihydrate plant with a production capacity of 465,000 tonnes per annum.

Ammonia is produced in the Phosphate Hill ammonia plant by combining hydrogen from natural gas and nitrogen from air. In the granulation plant, phosphoric acid is reacted with ammonia to form ammonium phosphate slurry which is pumped into the granulator where it forms granules of fertiliser, as either di-ammonium phosphate (DAP) or mono-ammonium phosphate (MAP). We transport the final product by rail to handling and storage facilities in Townsville under the terms of a transport contract with Queensland Rail. The Townsville storage facilities have a capacity of 90,000 tonnes.

Gypsum is stored onsite in large lined dams.

Power is sourced from on-site third-party gas fired turbines. We purchase natural gas for power and ammonia production from a consortium of producers operated by Santos Ltd, under a long-term contract. We source this gas from the Cooper Basin gas fields in south-west Queensland via the AGL Carpentaria gas pipeline.

Water is sourced from a series of bores into nearby aquifers within the mining lease area. These should be adequate to meet requirements for at least 10 to 15 years. We are currently pursuing access to other identified sources.

We own 33.3% of Hi-Fert Pty Ltd, in a partnership with ELF Australia Pty Ltd (a joint venture owned by a subsidiary of AWB Limited and Futuris Corporation Limited) relating to the distribution and marketing of fertiliser.

Reserves and Production

The table below details our Phosphate Hill ore reserves, estimated at 30 June 2005.

		Proved Ore Reserve (4)		Probable Ore Reserve (5)		Total Ore Reserve		BHP Billiton Interest
Commodity Ownership	Deposit(3)	Tonnes	% P205	Tonnes	% P205	Tonnes	% P205
		(millions)		(millions)		(millions)		%
Phosphate (1,2, 6, 7)
Queensland fertiliser	OC	26.8	24.4	57.6	24.4	84.4	24.4	100
	S/P	0.6	22.3	—	—	0.6	22.3	100

(1)	The commodity price used to estimate the 2005 ore reserves was A$300/tonne (for DAP free-on-board Tampa). At the 3-year average exchange rate, this equated to US$194 per tonne (for DAP free-on-board Tampa). This is an average price. Contracts are based on a US$ price per tonne. In addition to the DAP price, premiums for differentiated products and the freight differential between Australia and Tampa contributed to the realised revenue.
(2)	Ore reserves reflect tonnages recoverable from mining. The estimates include diluting materials and allowances for losses which may occur when the material is mined but do not include adjustments for metallurgical recovery.
(3)	OC = open-cut, S/P = stockpile
(4)	Approximate drill hole spacings used to classify the proven ore reserves were 40m x 40m.
(5)	Approximate drill hole spacings used to classify the probable ore reserves were 120m x 120m.
(6)	The metallurgical recovery factors included in the tabulation represent the estimated overall recovery of P205 from run-of-mine ore feed to final saleable product, assumed in the estimation of the ore reserves. The reported recovery refers to the combined recovery of the beneficiation plant and the phosphoric acid plant.
(7)	No third party audits were carried out specifically for this disclosure.

Reserves included in our current mine plan will be depleted in approximately 30 years at current production rates.

The table below shows our share of Phosphate Hill fertiliser production for the years ended 30 June 2005, 2004, and 2003.

	Year ended 30 June
	2005 (1)	2004	2003
		(tonnes)
Phosphate
Di-ammonium phosphate (DAP) (2)	40,507	—	—
Mono-ammonium phosphate (MAP) (3)	33,395	—	—

(1)	BHP Billiton acquired the Phosphate asset with the acquisition of WMC. Production data is shown from 1 June 2005.
(2)	Production of DAP under WMC control for the years ended 31 December 2004, 2003 and 2002 was 647,862 tonnes, 759,856 tonnes and 718,287 tonnes respectively.
(3)	Production of MAP under WMC control for the years ended 31 December 2004, 2003 and 2002 was 236,059 tonnes, 162,121 tonnes and 102,713 tonnes respectively.

Market Conditions

Our focus is on delivering fertiliser products to the Australian market, which yields the best margins for our operations. In particular, we have continued to increase the domestic sales of MAP as we move toward an even production split between MAP and DAP.

We have domestic supply contracts in place with major Australian fertiliser distributors serving the domestic market and a marketing agreement in place targeting Asian markets. Domestic sales volumes are approximately 65-75% and export sales are approximately 25-35%. The generally accepted benchmark for ammonium phosphate fertiliser is based on US Gulf of Mexico prices.

Integris Metals

On 4 January 2005, we completed the sale of our 50% equity interest in Integris Metals to Ryerson Tull. Total proceeds from the sale were US$202 million resulting in a profit on sale before tax of US$19 million (no tax effect).

Technology

We operate three industrial research and development laboratories, in Melbourne and Newcastle, both in Australia, and Johannesburg, South Africa, and following the acquisition of WMC we are looking at the possibility of establishing a fourth in Perth, Australia. The tasks of the laboratories are to:

•	Develop and implement technologies that can provide significant competitive advantage and growth options;

•	Support our marketing programmes, especially in carbon steel materials, with predictive modelling of various material sources when used by our customers in their products; and

•	Reduce technical risk in new capital projects.

To ensure alignment with the CSGs, these activities are paid for by the business groups within the CSGs. Our proprietary FALCON™ gravity gradiometry (an airborne geophysical technology that measures earth density variations from an aircraft which is a competitive advantage in the exploration for new mineral deposits) is a good example of the type of new technology development we are seeking. The number of staff directly employed on these activities is approximately 190.

The three research laboratories have as their main activities:

•	Newcastle – mining, ferrous and non-ferrous minerals processing, hydrometallurgy, pyrometallurgy, mineralogy, process control, product performance, and sustainability:

•	Melbourne – gravity gradiometry technology and mine optimisation:

•	Johannesburg – non-ferrous minerals processing, bio-mining, remediation, process engineering, chemistry, microbiology and mineralogy.

We plan to move sections of our process control and mineralogy teams to Perth as a result of the recent expansion in Nickel operations following the acquisition of WMC.

Minerals Exploration

Our Minerals Exploration group seeks to expand our mineral inventory at new and existing sites. Targets for this group are generally large, low-cost mining projects. Minerals targeted include diamonds, copper, nickel, silver, coal, iron ore and bauxite. The process of discovery runs from early stage mapping through the full range to drilling. The programme is global and prioritises targets, consistent with our assessment of the relative attractiveness of each mineral. The operating team for our FALCONTM exploration technology is also part of this team.

Our exploration activities are organised from seven principal offices in Perth, Australia; Vancouver, Canada; Santiago, Chile; Johannesburg, South Africa; Beijing, China; Moscow, Russia; and Rio de Janeiro, Brazil. The headquarters for the exploration group is in Melbourne, Australia. The group currently has approximately 215 employees.

Energy Coal

Our Energy Coal group is the world’s second largest producer and marketer of export thermal coal.

South Africa

Witbank Region

In the Witbank coalfield region of the Mpumalanga Province in South Africa, we operate five coal mines and one project mine through our wholly-owned subsidiary, Ingwe Collieries Limited. The five coal mines are Douglas, Khutala, Koornfontein, Middelburg, and Optimum. The project mine is Klipspruit. The Douglas and Middelburg mines are joint ventures with Xstrata Plc, in which we hold an 84% interest and Xstrata holds the remaining 16% interest. Ingwe wholly owns the remaining operations, Optimum, Khutala, Koornfontein and Klipspruit.

Douglas was commissioned in 1979. In 2004-2005, we produced 5.7 million tonnes of saleable coal (our share). The reserve life at the Douglas Mine is approximately 13 years. Khutala was commissioned in 1984. In 2004-2005, we produced 15.1 million tonnes of saleable coal. Reserves at the Khutala mine are expected to be sufficient for approximately 20 years. Koornfontein was commissioned in 1964. In 2004-2005, we produced 5.5 million tonnes of saleable coal. Reserves are expected to be depleted at the Koornfontein mine by 2007.

Middelburg was commissioned in 1982. In 2004-2005, we produced 13.8 million tonnes of saleable coal (our share). Reserves are expected to be depleted at the Middelburg mine in approximately 12 years. Optimum was commissioned in 1970. In 2004-2005, we produced 12.6 million tonnes of saleable coal. Reserves are expected to be sufficient at the Optimum mine for approximately 20 years.

At Klipspruit during 2004-2005 we produced 1.5 million tonnes of saleable coal from the existing mini-pit. The mini-pit is providing information that will be utilised in assessing the feasibility of any expansion of this operation.

With respect to the above mentioned coal mines, the mineral rights are held by Ingwe Collieries Ltd and they may be mined until the reserves are depleted.

The mining method used depends upon the mine type. The open-cut mines utilise draglines together with truck and shovel operations, while the underground mines adopt bord and pillar methods using continuous miners with Douglas also using continuous haulage. Koornfontein is an underground mine, Optimum, Middelburg and Klipspruit are open-cut, while Douglas and Khutala are both underground and open-cut.

We have entered into four coal supply agreements with Eskom, a public electricity service company in South Africa. The price of three of the contracts is a base price with escalation based on certain costs and inflation indices, while the fourth contract involves a cost plus arrangement based on a formula that includes a return on invested capital and inflation price escalation. The total energy coal supplied to Eskom in 2004–2005 was 31.3 million tonnes. In addition, 21.7 million tonnes were sold to other parties in 2004–2005.

Anthracite Mine

The Zululand Anthracite Colliery (ZAC), which is located in the province of KwaZulu-Natal, South Africa, 48 kilometres northeast of Ulundi, was commissioned in 1984 to supply anthracite to both local and export markets. We own and operate the colliery. We mine a low ash prime product (8% to 9% ash) and a higher ash middlings product (15% ash). From these products, we screen a number of sized products to customers’ specifications. Total production in 2004–2005 of anthracite was 0.6 million tonnes. The mine has sufficient reserves for approximately another four years of mining and the mineral lease expires in August 2009. In February 2005, an agreement for the sale of ZAC was reached with Riversdale Mining Limited, which remains subject to a number of conditions precedent.

Richards Bay Coal Terminal

The Richards Bay Coal Terminal is located in the province of KwaZula-Natal in the north-east of South Africa. It has a capacity of 72 million tonnes per annum with the ability to handle 34 grades of product. It is owned and managed by its users. We own 37.4% of Richards Bay Coal Terminal and are the largest single shareholder. Anglo American is the second largest shareholder, holding a 27.5% interest, and Xstrata is the third largest shareholder, holding a 20.9% interest.

Australia

Mt Arthur Coal

Mt Arthur Coal is located in the Upper Hunter Valley area of New South Wales, approximately 100 kilometres by rail from the port of Newcastle. Our Mt Arthur Coal operation consists of the Bayswater mining area and the Mt Arthur North mining area. We signed a 21 year mining lease with the New South Wales Government in June 2001. Coal production from the Mt Arthur North area commenced in April 2002, development costs were approximately US$380 million.

At Mt Arthur Coal, we produce thermal products for electricity generation and general industry use. In 2004-2005, we produced 9.9 million tonnes of saleable coal, which was sold to export and local markets. We have a supply contract for the supply of approximately 15 million tonnes of coal to Macquarie Generation from 1 January 2003 to 31 December 2007. We export predominantly to Japan, Korea and Taiwan. Reserves from the Mt Arthur North coal deposit are expected to support production for approximately 17 years. We are continuing to conduct mining studies to assess the viability of the adjacent Bayswater mining area which is likely to be extractable by predominately underground mining methods.

Mt Arthur Coal is an open-cut mine. Our current plan is to produce approximately 12 million saleable tonnes of coal per annum at full production, two thirds of which is currently designated for export markets. We conduct the operations on land to which we have title and access from public roads.

We load domestic coal onto a 10 kilometre overland conveyor system that connects the mine directly with the local power stations. We load export coal onto trains from the on-site train load out facility, commissioned in November 2001, for delivery to Newcastle Port.

Other Australia - Wyong Areas Coal Joint Venture and Togara South

We were the manager and agent for the Wyong Areas Coal Joint Venture. We sold our interest in the Joint Venture in April 2005. We explored the Togara South deposit in central Queensland pursuant to an exploration permit that expired on 13 February 2002. We subsequently obtained a development licence which expires 30 September 2007. We are currently evaluating exit options for this property.

Hunter Valley Energy Coal is a shareholder in the Newcastle Coal Infrastructure Group (“NCIG”). This group represents a number of coal producers with operating coal mines in the Newcastle, Central Coast and Hunter Valley regions that currently export through Port Waratah Coal Services facilities at Newcastle. NCIG is an incorporated entity and its members comprise:

•	Hunter Valley Energy Coal;

•	Centennial Coal;

•	Donaldson Coal;

•	Excel Coal;

•	AMCI Holdings Australia (through Glennies Creek Coal Management);

•	Whitehaven Coal; and

•	White Mining.

In August 2005, NCIG entered into an agreement for lease of land with the New South Wales State Government with the intention of developing a 30 million tonnes per annum coal loading facility on this land. The agreement covers a 42 month term and provides time to further develop and modify the proposal, progress it through the capital budgeting and tollgating processes, seek external approvals and raise finance.

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

San Juan/La Plata Mines

We own the San Juan mine located in New Mexico. The mine began operating in 1974 as a surface mine. In October 2000, we approved the development of the San Juan underground mine to replace production from the existing San Juan and La Plata surface mines. Underground long wall mining commenced in February 2001 and the San Juan Underground Mine reached full production in early 2004. The annual production will meet expected customer requirements, which is forecast to be 5.9 million tonnes per year. San Juan Mine has coal leases and is permitted, as required, to meet coal sales obligations.

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

We also own the La Plata Mine, located north-east of the San Juan Mine. La Plata Mine began production in August 1986 and due to the development of the San Juan underground mine, the last deliveries were in early 2003. The mine-site is now undergoing reclamation.

Colombia

The Cerrejon Coal Company is a privately owned and equal joint venture between BHP Billiton, Anglo American PLC, and Glencore International AG. The Cerrejon Coal lease areas and active mining operations are located in the La Guajira province of Colombia in the north-east corner adjacent to the Venezuelan border. The export facility is 150 kilometres north-east of the mine on the Caribbean coast at Puerto Bolivar and is connected to the mine by a single-track rail line.

In July 2005, the consortium approved the progressive expansion of Cerrejon Coal Company to 32 million tonnes per annum by 2008 to meet the growing demand in Europe and the Americas. The high quality export energy coal is produced from open-cut mines utilizing traditional truck and shovel methods. Production to meet the approved expansion will be sourced from a number of lease areas, which expire in 2034 with the exception of the Oreganal lease that expires in 2022. The cost of the expansion is forecast at US$42 million (our share).

During 2004-2005 coal production totalled 8.0 million tonnes (our share). Sales are primarily to Europe, but sales to North America have increased to approximately 20% over the last year.

Reserves and Production

The table below details our energy coal reserves in metric tonnes, and is presented in 100% terms as estimated at 30 June 2005.

Commodity Deposit(3)	Mining Method(1)	Coal Type(2)	Coal Reserve(4) Tonnes	Marketable Coal Reserve on air-dried basis(4)					BHP Billiton Interest
				Tonnes	Calorific Value	Calorific Value	Sulphur	Total Moisture(5)
			(millions)	(millions)	KCal/kg	BTU/lb	%	%	%
Australia - Operating mine and project
Mt Arthur Coal	OC	Th	253	205	6,378	11,480	0.64	8.7	100
Colombia - Operating mine
Cerrejon Coal Company	OC	Th	889	889	6,288	11,319	0.60	11.75	33
New Mexico - Operating mines
San Juan	UG	Th	88	88	5,300	9,540	—	9.9	100
La Plata	OC	Th	—	—	—	—	—		100
Navajo	OC	Th	218	218	4,800	8,640	0.84	13.2	100

Subtotal			306	306
South Africa - Operating mines
Douglas	OC & UG	Th	97	72	5,520	9,936	0.86	8.08	84
Khutala	OC & UG	Th	255	255	4,429	7,972	1.04	8.00	100
Koornfontein	UG	Th	10	7	6,480	11,664	0.86	7.4	100
Middelburg	OC	Th	292	233	5,934	10,655	0.79	6.97	84
Optimum	OC	Th	314	245	5,588	10,059	1.07	8	100
ZAC	UG	Anth	2	2	7,400	13,320	0.80	6.3	100

Subtotal			970	814

(1)	OC = open-cut, UG = underground
(2)	Th = thermal coal, Anth = anthracite.
(3)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Mt Arthur Coal	Maximum 500m	500m-1000m
Cerrejon Coal Company	A minimum of 6 boreholes per 100ha	2-6 boreholes per 100Ha
San Juan	0 - 500m	500m - 1000m
La Plata	0 - 500m	500m - 1000m
Navajo	1100m maximum nearest hole spacing, 180m average	NA
Douglas	A minimum of 8 Boreholes per 100Ha	4-8 Boreholes per 100Ha
Khutala	A minimum of 16 Boreholes per 100Ha	5-16 Boreholes per 100Ha
Koornfontein	A minimum of 8 Boreholes per 100Ha	4-8 Boreholes per 100Ha
Middelburg	A minimum of 16 Boreholes per 100Ha	5-16 Boreholes per 100Ha
Optimum	A minimum of 16 Boreholes per 100Ha	5-16 Boreholes per 100Ha
ZAC	A minimum of 16 Boreholes per 100Ha	5-16 Boreholes per 100Ha

(4)	Recoverable Coal Reserves (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after beneficiation of the Recoverable Coal Reserves. Note that where the coal is not beneficiated the recoverable tonnes are the marketable tonnes, with moisture adjustment where applicable.
(5)	Coal moisture content is on an as received basis.

(6)	Prices used to calculate reserves are based on current commercial contracts.
(7)	No third party audits were carried out specifically for this disclosure.

The table below sets forth our energy coal production for the three years ended 30 June 2005, 2004 and 2003. Production data shown is our share unless otherwise stated.

	BHP Billiton Group Interest	BHP Billiton Group Share of Production
		Year ended 30 June
		2005	2004	2003
	(%)	(millions of tonnes)
Energy Coal
New Mexico	100	14.93	13.23	14.16

Ingwe
Optimum	100	12.60	13.34	13.79
Middelburg	84	13.78	14.13	14.22
Douglas	84	5.67	5.43	6.75
Koornfontein	100	5.47	5.49	6.11
Khutala	100	15.07	14.74	12.83
Klipspruit	100	1.47	0.56	—
Zululand Anthracite Colliery	100	0.59	0.56	0.54

Sub total		54.65	54.25	54.24
Mount Arthur Coal	100	9.87	8.72	6.44
Colombia	33	7.97	7.69	6.59
Indonesia(1)	80	—	—	0.27

Total		87.42	83.89	81.70

(1)	Production at the Kendilo mine ceased in September 2002.

Regulatory and Fiscal Terms

South Africa

For a discussion of the Minerals and Petroleum Resources Development Act, 2002 and the South African Mining Charter, refer to the discussion contained within the “Business Overview - Carbon Steel Materials - “Regulatory and Fiscal terms – South Africa”.

Ingwe remains in discussion with the Department of Mineral and Energy in relation to its application for credits gained from previous transactions with “Historically Disadvantaged South Africans” (Eyesizwe and Kuyasa) to be recognised in the process of converting old order rights of its existing operations to new order mining rights in terms of the Mineral and Petroleum Resources Development Act 2004. Dependent on the outcome of these discussions, Ingwe may have to explore further empowerment options in order to satisfy the requirements of the Mining Charter.

Colombia

Refer to the discussion contained within “Business Overview - Stainless Steel Materials - Regulatory and Fiscal terms – Colombia”. Different royalty rates apply to the various energy coal contracts to which the entities in which we own a share are a party. The standard 38.5% income tax rate and the 7% remittance tax rate described apply to our Colombian energy coal interests, as these assets do not have a tax stability agreement. The 38.5% tax rate includes a 3.5% tax levy, which is expected to cease after 2006.

Market Conditions

Coal is one of the world’s most extensive, affordable and geographically diverse natural sources of energy. Energy coal, also referred to as “steaming coal” and “thermal coal”, is used in combustion processes by electricity producers and industrial users to produce steam for electricity and heat. Demand for energy coal arises principally from its use as a fuel, with approximately 91% of OECD energy coal consumption used for electricity generation and heating.

The global export energy coal market is largely a seaborne market, with land traded coal accounting for typically 9% of exports. Key coal exporting nations, like Australia, China, Indonesia, Colombia and South Africa, ship coal into the Pacific market and Europe. Most of the growth in energy coal exports in recent years has come from Australia, Colombia, Indonesia and South Africa.

The export energy coal market is the most rapidly growing segment of the global coal industry, having expanded from 275 million tonnes in calendar 1996 to 488 million tonnes in calendar 2004.

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

Energy coal prices have been volatile during 2004-2005, climbing to record highs in calendar year 2004 and softening slightly in calendar 2005, though still well above historical averages. European reference prices were US$73.29 per tonne in June 2004, decreasing to US$60.87 per tonne in June 2005. A comparable decrease can be seen in South Africa reference prices, which decreased from US$63.72 per tonne in June 2004 to US$50.20 per tonne in June 2005. Newcastle (Australia) reference prices decreased from US$61.46 per tonne in June 2004 to US$51.93 per tonne in June 2005. The generally high price levels reflect higher demand from North Asia, driven by new installed power generation capacity, and increased demand in Europe as the result of high oil and gas prices, domestic mine closures and strong seasonal buying. Weather related supply disruption was seen in Indonesia, and infrastructure constraints limited supply from Australia and South Africa. This was compounded by tight supply from China, currently experiencing strong domestic demand.

Energy Marketing and Trading

For a description of the activities of the Energy Marketing and Trading group refer to “Petroleum – Energy Marketing and Trading” in Item 4B.

Stainless Steel Materials

Our Stainless Steel Materials Customer Sector Group is the world’s third largest nickel producer .

Nickel

Nickel West

In June 2005, we gained control of Nickel West as part of the acquisition of WMC.

Our operation is a fully integrated nickel business comprising mines, concentrators, a smelter and a refinery. It produced 119,291 tonnes of contained nickel-in-concentrate extracted from 14.9 million tonnes of ore processed in the year ended 30 June 2005. Purchased feed from third parties amounted to 32,202 tonnes of nickel-in-concentrate for the year ended 30 June 2005.

WMC commenced production of nickel concentrate in 1967, following the discovery of significant nickel ore reserves at Kambalda in Western Australia. We currently mine nickel ore from both open-cut and underground mines at the wholly owned mines at Leinster and Mount Keith. Mining ceased at Kambalda in 2002. The mill and concentrator at Kambalda are now fed with third party ore. Nickel ore is concentrated at Kambalda, Leinster and Mount Keith and then the majority of this nickel concentrate is transported to the Kalgoorlie Nickel Smelter to be smelted into nickel matte. Until March 2005, some of the Mount Keith production was sold directly as concentrate pursuant to a long-term contract. In the year ended 30 June 2005, Nickel West sold 32% of nickel matte produced to overseas customers and refined the balance at our Kwinana Nickel Refinery to produce LME accredited nickel briquettes, nickel powder and various other intermediate products such as cobalt-nickel sulphide.

Pursuant to an agreement with Southern Cross Energy that expires in 2013, power at the Kambalda, Mount Keith and Leinster nickel operations and at the Kalgoorlie Nickel Smelter is primarily derived from on-site third party gas fired turbines. Gas for these turbines is sourced by us from the North West gas fields and transported through the Goldfields Gas Pipeline. Power generated by Southern Cross Energy in the goldfields is distributed across Western Power’s network for use at the Kwinana Nickel Refinery. We purchase delivered gas for use at the Kwinana Nickel Refinery. This gas is sourced from North West Shelf gas fields and is transported by the Dampier to Bunbury Natural Gas Pipeline and the Parmelia Pipeline.

Kambalda Nickel Operations

The Kambalda concentrator is located 56 kilometres south of Kalgoorlie in Western Australia. Since early 2000, Nickel West has been divesting the mines at Kambalda and entering into long-term nickel purchase agreements with the mine operators for the processing of ore and the purchase of subsequent concentrate. During the first half of 2002, Nickel West ceased mining ore at Kambalda and now relies entirely on third party ore for feed through the concentrator. The Kambalda concentrator has a capacity of 1.5 million tonnes of ore per year. In 2004- 2005, the utilisation of the Kambalda concentrator was approximately 77%. The nickel concentrate, containing approximately 13% nickel, is dried at Kambalda and transported by rail to the Kalgoorlie Nickel Smelter for conversion to nickel matte.

Production from third parties amounted to 32,202 tonnes of nickel-in-concentrate for 2004-2005, and 25,400 tonnes for 2003-2004. The lease containing the Miitel mine, previously on care –and maintenance was sold in November 2000. The Wannaway mine and North Widgiemooltha Block were sold to external parties in 2001. Nickel West leased land containing the Otter-Juan and Coronet North mines to a third party under a long-term arrangement in 2001. Nickel West sold the Long Victor mine during September 2002. Nickel West ceased mining at Lanfranchi at the end of March 2002 and, in November 2004, sold this mine and associated tenements to a third party. We have entered into long-term nickel purchase agreements with the purchasers of these mines.

Leinster Nickel Operations

Leinster is approximately 375 kilometres north of Kalgoorlie in Western Australia. WMC purchased the Leinster Nickel Operations in 1988 from Mount Isa Mines and Western Selcast.

The site comprises underground and open-pit mines and a concentrator and is supported by the nearby township of Leinster. The Leinster deposits consist of both medium-grade disseminated sulphide and massive sulphide mineralisation with average grades of approximately 1.9%. During the year ended 30 June 2005, Nickel West sourced the Leinster production from the Perseverance underground mine, the 11 Mile Well open-pit and the Harmony open-pit .

The Leinster mill has a nominal operating capacity of three million tonnes of ore per year. In the year ended 30 June 2005 its utilisation was approximately 95%. The nickel concentrate, containing approximately 12% nickel, is dried at Leinster before being delivered to our Kalgoorlie Nickel Smelter for further processing. Our reserves are equivalent to eight years life at current production rates.

Mount Keith Operations

Mount Keith is located in Western Australia, approximately 450 kilometres north of Kalgoorlie and 80 kilometres north of Leinster. The Mount Keith deposit is a low-grade disseminated sulphide ore body averaging some 0.52% nickel that is mined by open-cut method. The operation includes a concentrator and ancillary facilities and was officially commissioned by WMC in January 1995.

The agreement to sell up to a maximum of 14,000 tonnes of nickel-in-concentrate per year to OMG Harjavalta Nickel Oy expired in February 2005. Mount Keith concentrates, containing approximately 23% nickel, not contracted for sale are transported by road to Leinster for drying and blending with Leinster concentrates and then delivered by rail to our Kalgoorlie Nickel Smelter for smelting.

The nominal capacity of the Mount Keith concentrator is 11.5 million tonnes of ore per annum. It currently has a utilisation of approximately 96%. Our reserves included in the current mine and stockpile reclaim plan will be depleted in approximately 24 years at current production rates.

Kalgoorlie Nickel Smelter

WMC constructed the Kalgoorlie Nickel Smelter and commenced operation in 1972 to supply nickel matte under sales contracts to overseas nickel refiners and also to supply the Nickel West nickel refinery at Kwinana. The smelter receives supplies of concentrate from the Kambalda, Leinster and Mount Keith mills. We use a flash smelting process to produce matte containing about 68% nickel.

In the year ended 30 June 2005, approximately 68% of the nickel matte Nickel West produced was sent by rail to the refinery at Kwinana where it was refined to nickel metal with the remainder being exported.

Kwinana Nickel Refinery

The Kwinana Nickel Refinery is located 30 kilometres south of Perth in Western Australia. WMC constructed the refinery, which commenced operation in 1970, and uses the Sherritt-Gordon ammonia leach process to convert nickel matte from the Kalgoorlie Nickel Smelter into LME grade nickel briquettes and nickel powder. The refinery also produces a number of intermediate products, including copper sulphide, cobalt-nickel sulphide and ammonium sulphate. The cobalt-nickel sulphide is treated by a third-party processor that separates the nickel and cobalt into metal. We receive a credit for the nickel and have the cobalt metal returned for subsequent sale.

Cerro Matoso

We own 99.82% of the shares in Cerro Matoso S.A., a company incorporated under the laws of Colombia. Current and former employees hold the remaining interest in Cerro Matoso.

Through Cerro Matoso, we own an integrated open-pit mine and ferronickel smelter. The mine is located in northern Colombia, 400 kilometres south of the Caribbean port of Cartagena. We access the site from a national highway. The orebody is geologically similar to other lateritic nickel deposits but has the advantage of a relatively high nickel grade and a concentrated mining area, which lends itself to simple and efficient open-pit mining. The smelter at the mine produces ferronickel granules with an average chemical composition of approximately 35% nickel and the balance iron. Low levels of carbon, phosphorous and sulphur make it a preferred product for stainless steel producers.

Cerro Matoso commenced production at the mine in 1982 when Royal Dutch Shell was the 47% owner of the mine and the Colombian government held the remaining interest. In 1996, the Colombian government elected to sell its interest in the mine to us in return for amendments to the mining rights relating to the mine. In 1999, we increased our interest in Cerro Matoso to 99.82%.

On 22 July 2005 we signed two agreements with the Colombian Government entity, Ingeominas, whereby the nickel concessions covering our Cerro Matoso deposit will now be governed by the New Mining Code. The effects of these agreements are that we have been granted an initial 30 year period of exploitation ending on 1 October 2012 and the right to a 30 year extension, ending on 1 October 2042. This new concession arrangement replaces the Aporte Minero, which previously governed our mining rights for the Cerro Matoso deposit.

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

In January 2001, Cerro Matoso commissioned a second production line at the mine at a cost of US$298 million, which duplicated the existing ferronickel plant and has resulted in an increase in total nickel production at the mine from approximately 28,000 tonnes per year to approximately 50,000 tonnes per year. We achieved a record production in 2004-2005 of 51,263 tonnes of nickel in ferronickel. Our currently planned project life is through to 2022.

QNI

Through our wholly owned subsidiary QNI Pty Ltd, we own and operate the Yabulu nickel and cobalt refinery located 25 kilometres north-west of Townsville, Queensland, Australia.

We access the Yabulu refinery from a public highway and the Queensland Rail railway network. At the railway’s connection in the Port of Townsville, we own and operate an ore receival berth and unloading, storage and rail transfer system. We transport production from Yabulu by road to the Port of Townsville and other Australian ports for overseas shipment. We purchase approximately 3.5 million wet tonnes per year of nickel and cobalt-bearing laterite ore from third party mining enterprises in New Caledonia, Indonesia and the Philippines under short and medium term supply agreements. The ore price is linked to the nickel and cobalt metal content and the then-current metal prices. We process lateritic nickel ore using the reduction roast ammonia-ammonium carbonate leaching process in combination with a solvent extraction process that was developed and patented at the refinery. Our cobalt purification plant produces a high purity cobalt oxide hydroxide product. The Yabulu refinery is a major laterite nickel refinery with an annual production capacity of approximately 32,000 tonnes of nickel and 2,000 tonnes of cobalt. Production in 2004-2005 was slightly down on 2003-2004 at 31,363 tonnes of nickel and 1,809 tonnes of cobalt. We sell the nickel products with varying metal content in the range 78% to 99% nickel. We sell the cobalt in oxide-hydroxide form.

We source power and steam used in production principally from an on-site, coal-fired power station with coal supplied under long-term contract with Xstrata from the Collinsville mine near Mackay, Queensland. We obtain additional electrical power under a long-term electricity supply agreement with Ergon Energy. In May 2005, we signed a 15 year contract with the Queensland Government-owned energy company, Enertrade, for the supply of coal seam gas. This gas supply will allow the conversion of a range of current processes at Yabulu to gas-fired, bring energy efficiencies to the operation and reduce greenhouse gas emissions.

In March 2004, we approved the expansion of the refinery (in conjunction with the development of the Ravensthorpe project described below). The expansion will increase nickel production capacity of the existing solvent extraction and cobalt processing facilities to an estimated 76,000 tonnes per annum and extend the life of the refinery by approximately 25 years. First nickel metal production is expected from the expanded refinery by late 2007. The project was originally estimated to cost US$350 million, however the current forecast cost is US$460 million due to a strengthening of the Australian dollar, increases in contractor margins due to a shortage of engineering skills and other services and the increased cost of raw materials.

Exploration and Development

Through QNI, we own the Ravensthorpe nickel project in Western Australia under mining tenements expiring in 2019, with an option to extend to 2040. The Ravensthorpe project comprises a proposed laterite nickel mine and acid leaching plant and the associated expansion at Yabulu to refine the intermediate product produced. In March 2004, we approved the development of the mine, treatment plant and associated infrastructure near Ravensthorpe, Western Australia. The project, will provide up to 45,000 tonnes per annum of nickel in a concentrated intermediate product for refining at the expanded Yabulu refinery. Once implemented, we anticipate that the project, together with the expansion of the refinery, will result in a reduction in Yabulu’s unit costs. The first shipment of intermediate product is expected by the second quarter of 2007. The project was originally estimated to cost US$1,050 million, however the current estimated cost is US$1,340 million due to a strengthening of the Australian dollar, increases in contractor margins due to a shortage of engineering skills and other services and the increased cost of raw materials.

We are continuing other worldwide exploration in both laterite and sulphide nickel regimes. We hold a 75% managing interest in the Gag Island project in Indonesia with Aneka Tambang holding the remaining 25% interest. In February 2002, work was suspended on the project because of the introduction of Indonesia Law 41/1999, prohibiting open-cast mining in ‘Protection Forest’ areas. However, in 2004, a Presidential Decree, now ratified by the Indonesian Parliament, overturned the prohibition. The future of the project is being assessed.

In the Philippines, in eastern Davao Province, a drilling programme commenced on the Hallmark Prospect in which we own a 40% share. We consider the prospect to have potential for a Nickel-laterite deposit.

In 2004-2005, we continued our exploration work at our West Musgrave nickel-copper project in Western Australia. West Musgrave is located within the Musgrave Ranges north-east of Laverton near the South Australian border. The tenements lie entirely within Aboriginal Reserve No. A17614, administered by the Ngaanyatjarra Land Council. In addition, we have a 70-30 joint venture with Falcon Minerals NL (including the Olympia project) and hold 100 % of other tenements covering a large area at Collurabbie.

Chrome

In June 2005, Samancor, in which we have a 60% interest and Anglo American has the remaining 40% interest, effected the sale of the Chrome business to the Kermas Group. The sale excluded the Samancor Chrome interest in the Wonderkop joint venture. We retain a marketing agreement under which we market Charge Chrome and Medium Carbon Ferrochrome as agent of Kermas Group for a period of 5 years from June 2005.

Samancor has a 50% share in a joint venture with Xstrata Ltd, comprising two electric furnaces operated by Xstrata Ltd at its Wonderkop site, North West Province. Power is supplied from the South African national grid under contract with Eskom, the local power utility. This interest is currently in the process of being sold subject to completion of conditions precedent.

Reserves and Production

The table below details our stainless steel materials ore reserves in metric tonnes, and are presented in 100% terms as estimated at 30 June 2005.

		Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve(1)
Commodity Deposit (2, 3, 4, 7)	Ore Type	Millions of dry metric tonnes	%Ni	Millions of dry metric tonnes	%Ni	Millions of dry metric tonnes	%Ni	BHP Billiton Interest %
Nickel Australia - Projects
Ravensthorpe	Laterite	125	0.73	138	0.57	263	0.65	100
Nickel – Colombia
Cerro Matoso	Laterite	34.1	1.82	11.1	1.60	45.1	1.77	99.8
Nickel West – Australia(5, 6)
Leinster	OC	0.2	1.9			0.2	1.9
	S/P	0.2	2.0			0.2	2.0
	UG	6.5	1.8	11.4	1.9	17.9	1.9	100
Mount Keith(5)	OC	192	0.54	58	0.47	250	0.53
	S/P	31.0	0.49	3.0	0.32	34.0	0.48	100

(1)	Mining dilution and mining recovery are accounted for in the reserve estimates.
(2)	Reserves for Cerro Matoso nickel are estimated on the basis of a 1.0 % nickel cut-off, reserves for Ravensthorpe nickel are estimated on the basis of a diluted/contaminated resource model grade of 0.3 % nickel cut-off. Ore Reserves at Mount Keith Operations are derived from the Measured and Indicated Mineral Resources within the existing life-of-mine pit design after modifying factors have been applied, and are reported on the basis of a 0.18 % recovered nickel cut-off grade.
(3)	Metallurgical recoveries for the operations are:

Cerro Matoso - 86 per cent nickel;

Nickel West - the metallurgical recovery factors assumed in the estimation of the ore reserves represent the estimated overall nickel recovery, from run-of-mine ore feed to final saleable product. The factors for the Nickel West operations are estimated primarily on the basis of the historical concentrator, smelter and refinery performance, and do not include current planned metallurgical recovery improvements. Assumed metallurgical recoveries for the individual components are the following:

Leinster concentrator: 86% (UG ore) and 82% ( OC ore);

Mount Keith concentrator: 65% (OC ore) and 57% (S/P ore);

Kalgoorlie Nickel Smelter: 97%

Kwinana Nickel Refinery: 98%

(4)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserve	Probable Ore Reserve
Ravensthorpe	40m x 50m	80m x 100m
Cerro Matoso	17m x 17m or less	33m x 33m
Leinster	25m x 25m	25m x 50m
Mt Keith	60m x 40m	80m x 80m

(5)	Sulphide ore: UG = underground, OC = open-cut, S/P = stockpile.
(6)	Nickel West reserves are quoted per the December 2004 reporting by WMC, depleted by production to 30 June 2005.
(7)	No third party audits were carried out specifically for this disclosure.

The table below details our stainless steel materials production for the three years ended 30 June 2005, 2004 and 2003. Production data is shown on 100% basis.

		BHP Billiton Group Interest (%)	Year ended 30 June
			2005	2004	2003
			Tonnes (thousands)
Nickel(1)	- Nickel West	100	9.2	—	—
	- Cerro Matoso	99.8	51.3	49.1	46.9
	- QNI Yabulu	100	31.4	32.6	31.2

	Total		91.9	81.7	78.1

Steel and Ferroalloys(2)	Chrome alloys	60	954	1,026	990

(1)	BHP Billiton acquired Nickel West with the acquisition of WMC . Production data is shown from 1 June 2005 with nickel production being nickel contained in finished matte and nickel metal. Production of nickel contained in finished matte and nickel metal under WMC control for the years ended 31 December 2004, 2003 and 2002 was 93.6 thousand tonnes, 97.6 thousand tonnes and 90.3 thousand tonnes respectively.
(2)	BHP Billiton sold its interest in Samancor Chrome with effect from 1 June 2005.

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

During the period of exploitation of the Mining Concessions, Cerro Matoso must pay to the government a royalty of 8% of the minehead value of nickel extracted, determined by reference to the international market price for the nickel contained in the ferronickel (from which price the costs of transport, processing and other costs accruing after the exploitation of the mineral are deducted). During the five years of extension of Concession 866, which is from 1 October 2007 through 30 September 2012, this royalty will be calculated in the form prescribed in Law 141 of 1994: the royalty increases from 8% to 12% and deductible costs decrease from 100% to 75% “of furnace processing costs, handling costs, costs of transport and port costs.”

In 1998, Cerro Matoso signed a contract of “tax stability” with the Columbian National Tax Administration, which specifies that Cerro Matoso agrees to pay 2% in addition to the general corporate income tax rate of 35%. In return, for a period of 10 years (1998 to 2007), exchange regulations in force permit the remittance of dividends to foreign shareholders without limitation. Dividends paid or credited on account to domicile foreign shareholders are subject to remittance tax that must be withheld at the source, at the rate of 7%.

South Africa and South African Mining Charter

For a discussion of the South African Mining Charter refer to “Business Overview – Carbon Steel Materials – Regulatory and Fiscal Terms – South African Mining Charter”.

Market Conditions

We supply the stainless steel industry, which accounts for approximately 86% of our sales of nickel and ferrochrome. Our principal customers are 10 stainless steel producer groups. The other 14% of our sales of nickel and ferrochrome is sold to the specialty alloy, chemical and refractory material industries. In 2004–2005 approximately 49% of our shipments of nickel and ferrochrome were to Asia, 31% to Europe, and the balance to other areas. We base our prices for nickel and cobalt on market prices.

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

Nickel prices historically have demonstrated greater price volatility than most other metals and the recent past has been no exception. The nickel price briefly decreased to US$2.00 per pound during the 2001 economic slowdown. In 2005 the price rose briefly above US$8.00 per pound and by June 2005, nickel was trading at around US$6.50 per pound. Both nickel supply and demand are price inelastic within the above range and thus low prices tend to take a considerable time to induce plant closures and the price recovery is likely to be sustained only by recovery in the macroeconomic cycle. The recent rapid increase in the nickel price is believed to have been driven by a combination of strong Chinese demand and investment fund buying; the latter on an expectation of a future nickel supply deficit. The view of most market analysts is that production is currently less than demand and that this will prevail for at least the next two years.

Freight Trading and Logistics

The Freight Business is a centralised ocean freight business which manages our in-house freight requirements.

The primary purpose of the Freight Business is to create competitive advantages for us through the procurement and operation of quality and cost effective shipping, and to contribute to our profitability by trading freight and carrying complementary external cargoes.

The Freight Business participates primarily in the dry bulk sector aligned with our major trades and handles approximately 90 million tonnes of cargo per year. At any one time we have approximately 100 ships employed making the Group one of the world’s largest users of dry bulk shipping. The vast majority of vessels are chartered under various commercial terms though the business retains equity interest in a small number of vessels. External freight turnover was approximately US$783 million for 2004-2005.

The Freight Business is based in The Hague, The Netherlands where it is an integral part of the BHP Billiton marketing team. A smaller Melbourne-based group is in place to directly support Australian and Pacific-based shipping activities.

In addition to its freight management and trading activities, the Freight Business incorporates a skill base to manage its marine risk and provide technical support. It holds a number of marine related investments including a shareholding in shipping risk manager “Rightships” of Melbourne.

Health, Safety, Environment and Community

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

Our approach to health, safety, environment and the community is incorporated in our Charter (our Charter is a statement that outlines the Group’s purpose, values and overall mission), which states that we have an overriding commitment to health, safety, environmental responsibility and sustainable development. This is further codified in our Sustainable Development Policy (released in September 2005 and superseding our existing Health, Safety, Environment and Community Policy), which states that we will:

•	Meet or, where less stringent than our Standards, exceed applicable legal and other requirements;

•	set and achieve targets that promote efficient use of resources and include reducing and preventing pollution; and

•	engage regularly, openly and honestly with people affected by our operations, and take their views and concerns into account in our decision-making.

In addition, we follow management standards that form the basis for the implementation of our Sustainable Development Policy and associated management systems at all levels. They cover the entire life cycle of operations including decommissioning, closure and rehabilitation.

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

There is a problem with HIV/AIDS infection among our southern African workforce, as there is in southern Africa generally. The World Health Organisation estimates that a representative percentage of the southern African population is living with HIV/AIDS. The HIV/AIDS infection rate of our southern African workforce is currently estimated at 14% and is expected to increase over the next decade. The costs and lost worker’s time associated with HIV/AIDS may adversely affect our southern African operations. We have set up universal health insurance for all employees as a condition of employment. Funding provided by the company for all employees ensures that appropriate, affordable insurance is available, including provision of relevant anti-retroviral treatment for HIV/AIDS, and in some cases this is associated with a managed care programme to ensure that HIV/AIDS is properly coordinated and funding provided is used in an optimal manner. Entry into HIV/AIDS treatment programmes provided through the medical insurers is fully confidential to the employee.

We recognise the potential implications of the December 1997 Kyoto Protocol, which established a binding set of emission targets for developed countries ratifying the Kyoto Protocol. Subsequent negotiations have advanced the flexibility of the proposals with the intention of lessening the economic costs to participating countries meeting their emission limitation obligations. It is uncertain at this stage how the Kyoto Protocol will affect our operations or customers. Although they have not ratified the Kyoto Protocol, the United States, Australia and certain other countries have announced a new agreement called the Asia-Pacific Partnership on Clean Development and Climate. The partnership sets out an agenda to identify mutual interest and commercial benefit as keys to addressing the challenge of climate change. The partnership is committed to establishing a practical path for the development and deployment of technical solutions to climate change.

The European Registration, Evaluation and Authorisation of Chemicals (REACH) system is anticipated to commence operation in late 2006. REACH will require manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment. The extent to which our operations and customers are impacted by these changes is not yet clear. Additional compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs may eventuate.

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

We have contributed to a life cycle analysis of aluminium end-products through our participation in the industry association. This study will continue as we develop a strategy to reduce potential impacts from the use of our products.

Base Metals

The European REACH system would in its current form affect products imported to Europe. Base Metals products (concentrates and metals) would be affected by the policy. BHP Billiton is actively working with industry to ensure metals in various intermediate stages of processing receive fair treatment under the proposed new regime.

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

BHP Copper Superior is an inactive underground mine, mill and smelter complex. Smelting activity at the site ceased in 1971 and mine and mill operations ceased in 1996. Under a joint-venture agreement, Resolution Copper Company, a Rio Tinto Company, now manages the site. BHP Copper, however, has retained management of certain activities associated with prior operations. This includes a Voluntary Remediation Programme (VRP). A component of the VRP is a Voluntary Risk Programme work plan which has been filed with the Arizona Department of Environment Quality to determine whether there are any health risks associated with possible elevated metal levels on private property adjacent to the site. Sampling, called for in the plan, has been completed and a formal risk assessment process has commenced.

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

We have completed a life cycle analysis of our major products. This study will continue as we develop a strategy to reduce potential impacts from the use of our products.

A fatal accident on 19 May 2004, led to a suspension of operations at our wholly-owned Boodarie Iron plant in Western Australia and in November 2004 a decision was made to place the plant under care and maintenance while an internal study was conducted into its future viability. On 24 August 2005, we announced the permanent closure of Boodarie Iron. We incurred a charge of US$266 million in 2004-2005 relating to the closure, primarily to settle existing contractual arrangements, plant decommissioning, site rehabilitation, and other associated costs.

Diamonds and Specialty Products

BHP Billiton Diamonds Inc. is in the process of renewing the main water licence for the EKATI Diamond Mine that expired on 31 December 2004. This is the operating licence for the mine that was issued in January 1997. Since then, the regulatory environment has changed significantly due to the settlement of several land claims by first nations, which resulted in legislation implementing a new regulatory regime that is more cumbersome, less certain and more costly. We are currently operating under an extension to our water licence which expires on 28 February 2006. We expect the renewed water licence to be issued well in advance of 1 March, 2006, however additional costs may be incurred to maintain compliance.

Energy Coal

We recognise that climate change is a challenge for Energy Coal and we are seeking to respond to this through supporting targeted research aimed at reducing greenhouse gas emissions and through active participation in the development of industry sustainability positions. Climate change issues are also considered in all relevant business decisions.

We have made significant progress in the implementation of health, safety, environment and community management standards, with all of our sites having the relevant management plans in place which are focused on achieving our reduction targets and ensuring we meet our financial obligations with respect to provisioning for future closure.

Energy Coal had three significant environmental incidents during 2004-2005, all at the Ingwe operations and all related to discharge of poor quality water. This has resulted in a review of our long-term water management strategy including treatment alternatives. Financial provisions have been made to address these changes. In addition action plans are under development to implement the updated water strategy.

We have conducted a life cycle analysis of our products. This study will continue as we develop a strategy to reduce potential impacts from the use of our products.

Stainless Steel Materials

Our operations made significant progress in improving safety performance during 2004-2005 with no fatalities and a lowest ever classified injury frequency rate. During the reporting period, we had no significant environmental incidents.

The European Union is undertaking a comprehensive risk assessment of five nickel substances (nickel metal, and the soluble nickel compounds of nickel sulphate, carbonate, chloride and nitrate). The risk assessment has concluded that under the EU rules of classification, soluble nickel compounds are category 1 carcinogens, category 3 mutagens and category 2 reproductive toxicants. Nickel metal remains a category 3 carcinogen. The new classifications will likely result in more stringent exposure standards. We are currently assessing the impact and effect that the more stringent EU exposure limits could have on our operations in Colombia and Australia. We avoid supplying products to businesses that use soluble nickel compounds to manufacture consumer goods. The risk of exposure to soluble nickel salts at our operations is low. We continued to provide our employees and contractors with information on health, safety and environmental issues associated with our products. We also provide advice on the responsible use of our products to customers, users of our products and other interested parties.

Decommissioning, Site Rehabilitation and Environmental Costs

Our operations are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, we have a policy of ensuring that rehabilitation is planned and financed from the early stages of any operation. Provision is made for the rehabilitation of our mining and processing facilities along with the decommissioning of oil platforms and infrastructure associated with petroleum activities. The estimation of the cost of future rehabilitation and decommissioning activities is subject to uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination, and the timing and extent of rehabilitation and decommissioning activities required. Whilst the provisions at 30 June 2005 represent the best estimate of the future costs required, these uncertainties might result in future actual expenditure differing from the amounts provided at this time.

These rehabilitation and decommissioning expenditures are mostly expected to be paid over the next 30 years. The provisions for rehabilitation and decommissioning are derived by discounting the expected expenditures to their net present value. The estimated total site rehabilitation cost (undiscounted and in today’s dollars) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$6,284 million (2004: US$5,402 million).

At 30 June 2005, we had provided US$2,475 million (2004: US$1,702 million) for reclamation and decommissioning costs relating to operating sites in the provision for site rehabilitation. In addition, we have certain obligations associated with maintaining and or remediating closed sites. At 30 June 2005, US$1,109 million (30 June 2004: US$1,081 million), was provided for closed sites. The amounts provided in relation to closed sites are reviewed at least annually based upon the facts and circumstances available at the time and the provisions are updated accordingly. Adjustments to the provisions in relation to these closed sites are recognised in profit and loss during the period in which the adjustments are made with US$121 million included as an exceptional item in 2004-2005 (2003-2004: US$534 million). In addition to the uncertainties associated with closure activity noted above, uncertainty remains over the extent and costs of the required short-term closure activities, the extent, cost and timing of post-closure monitoring and, in some cases, longer-term water management. Also, certain of the closure activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability could vary. We believe that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, these liabilities could be in the order of 30% (2003-2004: 35%) greater or in the order of 20 % lower than the US$1,109 million provided at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites.

Southwest Copper, Arizona, US

The Southwest Copper operations comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the Group acquiring the operation in 1996. In 1999, the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. We announced the closure of the San Manuel mining facilities and the San Manuel plant facilities in 2002 and 2003, respectively.

A comprehensive review of closure plans conducted in 2003-2004 indicated (a) higher short-term closure costs, due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets. The closure provisions for Southwest Copper, including amounts in relation to Pinal Creek litigation, total US$731 million at 30 June 2005 (30 June 2004: US$771 million).

In relation to Pinal Creek, BHP Copper Inc (‘BHP Copper’) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

In 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. In September 2000, the Court approved a settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring programme.

A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2005 we have provided US$110 million (30 June 2004: US$102 million) for our anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$138 million (30 June 2004: US$138 million), and we have paid out US$50 million up to 30 June 2005. These amounts are based on the provisional equal allocation of these costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

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

Other Closed Sites

The closure provisions for other closed sites total US$378 million at 30 June 2005 (2004: US$310 million). The key sites covered by this amount are described briefly below.

Newcastle Steelworks – we closed our Newcastle Steelworks in 1999 and retain responsibility for certain sediment in the Hunter River adjacent to the former steelworks site, together with certain other site remediation activities in the Newcastle area.

Island Copper – we ceased operations at our Island Copper mine in December 1995 and have responsibility for various site reclamation activities, including the long-term treatment of the pit lake and water management.

Selbaie copper mine – we closed our Selbaie copper mine in January 2004 and have responsibility for site reclamation and remediation activities.

Rio Algom – we have responsibility for long-term remediation costs for various mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000.

Ingwe Collieries – we have responsibility for site reclamation and remediation activities, including the long-term management of water leaving mining properties, for closed mines within the Ingwe operations.

Roane Alloys – we ceased operations at Roane Alloys in 1982. A review of the closure and rehabilitation plans during the year identified a need for additional remediation activities.

Closure provisions for other closed sites have been increased in the current period mainly due to refinements of closure plans at the Selbaie copper mine, Ingwe Collieries, Roane Alloys and several other smaller sites. These increases resulted from a number of causes, including (a) a reassessment during the period of water management issues and, (b) a comprehensive risk valuation completed during the period in relation to sites which closed during the last two years where closure activities have now commenced.

C.     Organisational Structure

General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise following the completion of the DLC merger in June 2001. You should refer to Exhibit 8.1 to this annual report for a list of BHP Billiton Limited and BHP Billiton Plc subsidiaries.

DLC Structure

On 29 June 2001, BHP Limited and Billiton Plc merged by way of a Dual Listed Companies structure, or DLC. To effect the DLC, BHP Limited and Billiton Plc entered into certain contractual arrangements which are designed to place the shareholders of both companies in a position where they effectively have an interest in a single group that combines the assets and is subject to all the liabilities of both companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings. BHP Billiton Limited has a primary listing on the Australian Stock Exchange (ASX) and secondary listings in Frankfurt and Zurich. BHP Billiton Plc has a primary listing in London on the London Stock Exchange (LSE) and a secondary listing in Johannesburg. BHP Billiton also maintains an American Depositary Receipt listing of both BHP Billiton Plc and BHP Billiton Limited on the New York Stock Exchange.

The contractual agreements that BHP Billiton Limited and BHP Billiton Plc entered into to effect the DLC consist of the:

•	Implementation Agreement;

•	Sharing Agreement;

•	Special Voting Shares Deed;

•	BHP Deed Poll Guarantee; and

•	Billiton Deed Poll Guarantee.

In addition, BHP Billiton Limited adopted a new corporate Constitution, and BHP Billiton Plc adopted a new Memorandum and Articles of Association.

The principles embodied in the Sharing Agreement are that:

•	the two companies are to operate as if they were a single unified economic entity, through Boards of Directors which comprise the same individuals and a unified senior executive management;

•	the Directors of the two companies will, in addition to their duties to the company concerned, have regard to the interests of holders of shares in BHP Billiton Limited and holders of shares in BHP Billiton Plc as if the two companies were a single unified economic entity and for that purpose the Directors of each company shall take into account in the exercise of their powers the interests of the shareholders of the other; and

•	the DLC equalisation principles must be observed.

Australian Foreign Investment Review Board (FIRB) Conditions

The Treasurer of Australia approved the DLC merger of BHP Billiton Limited (then known as BHP Limited) and BHP Billiton Plc (then known as Billiton Plc) subject to the following conditions:

•	BHP Limited remains an Australian resident company, incorporated under the Australian Corporations Law, that is listed on the Australian Stock Exchange under the name “BHP Limited” and trades under that name;

•	BHP Limited remains the ultimate holding company of, and continues to ultimately manage and control the companies conducting the businesses which are presently conducted by the subsidiaries of BHP Limited, including: the Minerals, Petroleum, Steel and Services businesses for so long as those businesses form part of the combined BHP Billiton Group (“the Group”);

•	the headquarters of BHP Limited and the global headquarters of the Group are to be in Australia;

•	the headquarters of BHP Limited and the global headquarters of the Group is publicly acknowledged as being in Australia in significant public announcements and in all public documents (as that term is defined in section 88A(1)(a) of the Corporations Law);

•	that both the Chief Executive Officer of the Group and Chief Financial Officer of BHP Limited have their principal place of residence in Australia;

•	the majority of all regularly scheduled Board meetings and Executive Committee meetings of BHP Limited in any calendar year occurs in Australia (on 20 June 2003, this condition was extended to meetings of the Office of Chief Executive and on 26 August 2004, this condition was waived in relation to meetings of the Executive Committee);

•	the Board of Directors of BHP Limited is elected in accordance with the procedures notified in the proposal or in accordance with procedures approved by the Treasurer (for further information refer Item 6 “Directors, Senior Management and Employees – Directors and Senior Management – Directors and Officers of BHP Billiton Group”); and

•	that if BHP Limited wishes to act differently to these conditions, it seeks and obtains the prior approval of the Treasurer.

•	For the purposes of these conditions a reference to:

(i)	“BHP Limited” means BHP Limited, ACN 004 028 077, and includes “BHP Billiton Limited” or other name adopted by that corporation;

(ii)	Corporations Law (or a provision of that law) includes any re-enactment or substitution of that law (or provision); and,

(iii)	“global headquarters” includes the requirement that both the Chief Executive Officer and the Chief Financial Officer of the dual listed entities, namely BHP Limited and Billiton Plc, will be based in Australia and have their principal offices and key supporting functions in Australia. In addition, the centre of administrative and practice management of BHP Limited shall be in Australia and BHP Limited’s corporate head office activities, of the kind presently carried on in Australia, will continue to be carried on in Australia.

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

Board

Each of BHP Billiton Limited and BHP Billiton Plc has a Board of Directors, and each Board is comprised of the same individuals. The Board of Directors is responsible for the overall direction of the businesses of both companies, including major policy and strategic decisions. The role of the Boards is discussed in Item 6A ‘Board Practices’.

Management Committees

The following management committees comprised solely of executive officers, have been established:

The Office of the Chief Executive

The Chief Executive has established the Office of the Chief Executive (OCE) to assist him in exercising his authority. The role of the OCE is to provide advice to the CEO and to make determinations on matters defined in its Charter. The Chief Executive Officer, Mr. Charles Goodyear, chairs the OCE.

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

Investment Risk Committee

The Investment Risk Committee oversees the management approval processes for major investments. Those processes are designed to ensure that:

•	investments are aligned to the Group’s agreed strategies and values;

•	risks are identified and evaluated;

•	investments are fully optimised to produce the maximum shareholder value within an acceptable risk framework; and

•	appropriate risk management strategies are pursued.

The Chief Financial Officer chairs the Investment Risk Committee.

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

There are four categories of matters or actions requiring shareholder decisions consisting of:

•	Joint Electorate Actions;

•	Class Rights Actions;

•	Any action which is neither a Class Rights Action nor a Joint Electorate Action but which, under applicable law or regulation, or under the BHP Billiton Limited Constitution or the BHP Billiton Plc Articles of Association, requires shareholder approval. Such matters require only the approval of holders of shares of the company proposing to take the relevant action, unless the Board of Directors decide that such action should be treated as a Joint Electorate Action or a Class Rights Action; and

•	Procedural resolutions, when considered at a shareholders’ meeting at which the holder of a Special Voting Share is entitled to vote, may be voted on by the relevant Special Voting Company either in person or by proxy given to the chairman of the meeting, as it (or the chairman) thinks fit.

Matters which will require approval as a Joint Electorate Action are as follows:

•	the appointment, removal or re-election of any Director of BHP Billiton Limited or BHP Billiton Plc;

•	the receipt or adoption of the annual accounts of each company and any accounts prepared on a combined basis;

•	a change of name by BHP Billiton Limited or BHP Billiton Plc;

•	the appointment or removal of the auditors of either company;

•	any proposed acquisition, disposal or other transaction of the kinds referred to in Chapters 10 and 11 of the ASX Listing Rules or Chapters 10 and 11 of the UK Listing Rules which, in any case, is required under applicable laws and regulations to be authorised by shareholders;

•	any proposed acceptance of a third-party takeover offer by a member of BHP Billiton Plc in respect of any BHP Billiton Limited shares held by that member;

•	any proposed acceptance of a third-party takeover offer by a member of BHP Billiton Limited in respect of any BHP Billiton Plc shares held by that member;

•	any matter considered at an annual general meeting of either company or an extraordinary general meeting held on the same day as such annual general meeting; and

•	any other matter which the Boards decide should be approved as a Joint Electorate Action.

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

Class Rights Actions are normally those matters on which shareholders of each company may have divergent interests and which require the approval of the holders of shares of the company not proposing to take the action and, in some cases, the approval of the holders of shares of the company proposing to take the action. Matters which require approval as a Class Rights Action include:

•	the voluntary liquidation of either company;

•	certain amendments to the terms of, or termination of, the Sharing Agreement, the Special Voting Shares Deed, either of the Deed Poll Guarantees;

•	amendment, removal or alteration of the effect of (including the ratification of any breach of) certain specified provisions of the BHP Billiton Limited Constitution or the BHP Billiton Plc Articles of Association;

•	any action by one company in respect of which a matching action is not taken by the other, and in respect of which the Boards of Directors agree that an adjustment to the Equalisation Ratio would not provide an adequate or appropriate adjustment;

•	a change of the corporate status of BHP Billiton Limited from a public company limited by shares registered under the Corporations Act 2001 with its primary listing on the ASX or of BHP Billiton Plc from a public listed company incorporated in England and Wales with its primary listing on the LSE; and

•	any actions or matters which the Boards agree should be treated as a Class Rights Action.

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

An acquisition of shares in excess of the share control limit, is permitted to the extent that all shareholders in both companies are treated in an equivalent manner and sanctions may be imposed for breaches of these provisions. The BHP Billiton Limited Constitution has been amended to provide in effect that a person may only exceed any of these limits if an equivalent opportunity is provided to both BHP Billiton Limited shareholders and BHP Billiton Plc shareholders. In summary, this would require:

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

With equivalent treatment in terms of the opportunities afforded to each group of shareholders, each group of shareholders will make its own decision as to whether the relevant offer is to be accepted. It is possible that one offer will become unconditional because the minimum acceptance condition is satisfied but that the other offer does not become unconditional because the equivalent minimum acceptance condition is not satisfied. Under the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association, if a person breaches a shareholding limit without providing equivalent opportunities to both groups of shareholders, then each company has the power to deny voting and dividend rights in respect of that number of shares which results in the threshold being exceeded, and powers to dispose of that same number of shares. The powers only extend to that number of shares which exceed the threshold. Currently, the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc provide that exercise of these powers is at the discretion of our Board. When the European Union Directive on Takeover Bids (2004/25/EEC) (‘Directive’) is implemented in the United Kingdom, Article 9 of the Directive will require the Board to obtain shareholder approval before exercising those discretionary powers. As this approval may not be practical, our Board is proposing amendments to the relevant provisions of the Constitution and Articles at our 2005 annual general meetings to make the exercise of the powers mandatory once the share control limits are exceeded. It is considered likely that shareholder approval will not be required if these amendments are made, but the position will not be known with certainty until the United Kingdom Panel on Takeovers and Mergers enacts rules implementing Article 9 of the Directive.

The Board has been advised by its external legal advisors that the amendments should be made in advance of the implementing rules to maximise the likelihood that the protection which is afforded to shareholders by these powers survives the implementation of the Directive.

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

All material assets are 100% owned, either directly or through subsidiary companies, unless otherwise stated above.

Refer Item 4B for information about production, reserves, locations, developments and the nature of our interests in oil and gas and mining assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

This Operating and Financial Review and Prospects section is intended to convey management’s perspective of the BHP Billiton Group and its operational and financial performance. We intend this disclosure to assist readers to understand and interpret the BHP Billiton Group Annual Financial Statements included in this report. This section should be read in conjunction with those financial statements, together with the accompanying notes.

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

Liquidity and Capital Resources – an analysis of cash flows and sources and uses of cash.

Off-Balance Sheet Arrangements – an analysis of financial arrangements that are not reflected on our balance sheet.

Tabular Disclosure of Contractual Obligations – an analysis of our debts and contractual obligations.

Our Business

DLC Structure and Basis of Presentation

The BHP Billiton Group combines BHP Billiton Limited and BHP Billiton Plc in a dual listed companies (DLC) structure. BHP Billiton Limited and BHP Billiton Plc remain separate publicly listed companies, but are run by a unified Board and management team. Through a series of contractual and constitutional arrangements, shares in each company effectively represent equivalent interests in a single group combining the assets and liabilities of both companies, carrying equal voting rights per share and receiving equal dividends.

BHP Billiton Limited and BHP Billiton Plc each reports, as its primary financial statements under the requirements of the US Securities and Exchange Commission (SEC), the BHP Billiton Group’s consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom and presented in US dollars. These consolidated financial statements account for the DLC structure on a “pooling-of-interests” basis as though the two companies had been operating as a single enterprise on a historical basis.

Description of the BHP Billiton Group

The BHP Billiton Group is the world’s largest diversified resources group by market capitalisation, turnover and profit. We had a combined market capitalisation of approximately US$82 billion as of 30 June 2005 and we generated combined turnover and attributable profit (including exceptional items) of US$31.8 billion and US$6.4 billion, respectively, for the year ended 30 June 2005. We generate most of our turnover, profit and cash flows by discovering or acquiring mineral resources, extracting them through mining, drilling and processing operations, and selling them to our customers. We divide our business into seven business units, or Customer Sector Groups (CSGs):

•	Petroleum, which produces crude oil, natural gas and liquefied natural gas;

•	Aluminium, which produces aluminium and alumina;

•	Base Metals, which produces copper, silver, zinc, lead and, since the acquisition of WMC in June 2005, uranium;

•	Carbon Steel Materials, which does not produce carbon steel, but produces the metallurgical coal, iron ore and manganese used in the production of carbon steel;

•	Diamonds and Specialty Products, which encompasses our diamonds and titanium minerals businesses, minerals exploration and technology and, since the acquisition of WMC in June 2005, our fertilisers business;

•	Energy Coal, which produces energy coal for use in electricity generation; and

•	Stainless Steel Materials, which does not produce stainless steel, but produces the nickel metal, and nickel ferroalloys and chrome (until May 2005) used in the production of stainless steel.

We generally produce products in the southern hemisphere and sell into the northern hemisphere. Our major production operations are in Australia, Latin America and Southern Africa. Our sales are geographically diversified. About a third of our turnover is generated in Asia (in particular, China, South Korea and Japan), about a third in Europe and the balance in the rest of the world, mainly Australia, North America and Southern Africa. We also sell product sourced from third party producers. In 2004-2005, third party product represented approximately 21.8% of our turnover but only 1.2% of our profit before interest and taxation.

Key Value Drivers of Our Business

Our strategy is based around discovering or acquiring and developing large, low-cost, high reserve assets to produce stable cash flows that support an ongoing programme of exploration and development of new assets, as well as providing consistent returns to shareholders. In executing this strategy, we focus on seven key drivers of value:

•	Outstanding assets – our strategy is built around consistently focusing on maximising the operating performance of our large, low-cost, high-reserve assets (which we call our tier 1 assets) by reducing costs and improving efficiencies within our businesses to produce good margins and consistent cash flows, while minimising environmental damage and achieving high levels of safety.

•	Growth from deep inventory of projects – we aim to use our strong cash flows to invest in our pipeline of development projects, which we expect to provide growth in our business in future years. Our execution of this strategy depends largely on the success of our project management skills, which are reflected in measures such as adherence to budgets and schedules in commissioning new projects.

•	Customer-centric marketing – we have focused our marketing activities on better understanding and meeting the needs of our customers, improving our market share and customer base by developing close relationships with our key customers, improving our ability to anticipate demand, and understanding and reducing our operational and logistical risk, all of which assists us to sell more product at higher margins.

•	The portfolio effect – by operating a portfolio of assets that are diversified across product segments and geographical regions, we benefit from a number of natural hedges that have historically resulted in relatively stable cash flows despite significant recent world events, and volatility in commodity and currency markets over time.

•	The Petroleum CSG – our Petroleum CSG aims to drive value through meeting the growing demand for energy. The current goal of the Petroleum CSG is to increase production profitably through the commissioning of new projects, while at the same time maintaining or increasing our oil and gas reserves at low discovery costs.

•	Innovation – we strive for innovation across our operations, including developing and applying new mining and exploration technologies, such as the FALCONTM airborne gravity gradiometer, improved mining and production processes, such as our patented bio-leaching technology to extract copper from low-grade sulphide ores, and leading business practices. Innovative technology allows us to decrease production costs.

•	Employees – we devote considerable effort towards securing the right people and getting the best out of them in four key ways:

•	Organisation effectiveness, which means effectively aligning our organisational structure with our goals and operations;

•	Resourcing, in particular, ensuring that we have the right people in the right roles;

•	Succession planning and development; and

•	Performance management, in particular our management review and incentive programmes.

Key Measures

We use a number of measures to assess how well we have performed in the areas we have identified as key drivers. The key financial measure of our overall strategy is the amount of attributable profit after tax that we earn over time. In 2004-2005, attributable profit after tax (including exceptional items) was approximately US$6.4 billion, an increase of US$3 billion, or 89.3%, from 2003-2004. The following measures assist us to track various aspects of the business that contribute to the overall result:

Health, safety, environment and community – The principal measure of our health and safety performance is our “Classified Injury Frequency Rate”, which is the number of classified injuries per million work-hours. Classified injury is defined as any workplace injury that has resulted in the person not returning to their unrestricted normal duties after the day on which the injury was received. Our performance in health and safety during 2004-2005 was mixed, the principal negative being three fatalities. This compares to seventeen in 2003-2004. On a positive note, there was a 21% reduction in our Classified Injury Frequency Rate to 3.9 and a 23% reduction in work related illnesses compared to 2003-2004. In relation to our effect on the environment, our disposal of hazardous waste increased by 15% in 2004-2005 due to several closed sites undergoing demolition and clean up. Community donations (on a three-year rolling average) totalled 1% of pre-tax profits which equals our target level. Although this percentage has decreased from 1.3% in 2003-2004, the actual value of these donations has increased significantly due to the increased profits.

Growth projects – We substantially completed eight major projects (‘major’ being over US$100 million our share) during 2004-2005 with forecast final capital expenditure totalling US$1,786 million, against total approved capital expenditure of US$1,762 million, a 1.4% increase from the overall approved amount. Additionally, we approved four further major projects during the period with total approved capital expenditure of US$2,029 million. Another six major projects are under development with approved capital expenditure as at 30 June 2005 of US$3,410 million. Of the 10 projects that are under construction, eight are within approved expenditure limits and all are tracking on or ahead of schedule. The exceptions are the Ravensthorpe nickel development and the Yabulu extension project. In September 2005, we revised the forecast costs of these projects upwards by US$290 million and US$110 million respectively due to the strengthening of the Australian dollar, increases in contractor margins due to a shortage of engineering skills and other services, and the increased cost of raw materials.

Operational efficiency – In order to assess whether we are operating our assets efficiently across the Group, we look primarily at profit before interest and taxation. Profit before interest and taxation is a good measure of the performance of particular CSGs because substantial components of our tax and interest charges are levied at a Group, rather than CSG, level. We continue to pursue a number of operational efficiency projects at our operations, which we call our “Operational Excellence” initiatives. Operational Excellence is our preferred business improvement methodology, the programme broadly covers two areas:

•	Six Sigma – an improvement methodology that equips employees with the skills, tools and behaviours to bring about improvement. The improvements include all areas of the business, with particular focus on production, de-bottlenecking and incremental cost improvements; and

•	Networks – a way of people connecting across the organisation to communicate, share knowledge and help each other solve problems.

Stable cash flow – If we are successful in diversifying our portfolio of assets across commodities and geographical regions, we would expect that, although results in individual CSGs may be volatile, our aggregate cash flows across the Group will be relatively stable. In this respect, our available cash flow (net operating cash flow after paying tax and interest, but before capital expenditure, acquisitions or dividends) was US$8.7 billion in 2004-2005, compared to US$5.1 billion in 2003-2004. However, we have seen a synchronised upward movement in commodity prices driven largely by Chinese demand which has introduced increased volatility in our commodity portfolio and therefore cash flows. The upward synchronisation of prices, while currently a positive impact, raises the potential of downward synchronisation in the event of China growth stalling.

Liquidity and capital management – We monitor our overall net debt level both in absolute terms and as a percentage of our net debt plus net assets, which we refer to as our gearing level. At 30 June 2005, our net debt was US$9.7 billion, and our gearing level was 35.7%. Assuming all else were equal, a higher gearing level would result in a higher return on equity, but increase the risk that we would be unable to meet our debt obligations. We also monitor our ability to meet our interest payment obligations from our profit before depreciation, amortisation, interest and tax, which we term our interest cover ratio. For this purpose, we use net interest, which includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, and exchange differences arising from net debt. For 2004-2005, we had an interest cover ratio of 34.7 times, compared to 21.1 times for 2003-2004. Our ratio of earnings to fixed charges, which is calculated on earnings after depreciation and amortisation, was 18.5 compared to 10.9 in 2003-2004.

Petroleum reserves – Proved reserves booked during 2004-2005 totalled 141 million barrels of oil equivalent giving a reserves replacement ratio of 118%, compared to 48 million barrels of oil equivalent giving a reserves replacement ratio of 39% in 2003-2004.

External Factors Affecting Our Results

The following section describes some of the external factors that have a material impact on our financial condition and results of operations. We manage the risks discussed in this section under our portfolio management approach, which relies on the effects of diversification, rather than individual price risk management programmes. You should refer to note 29 ‘Financial instruments’ in the 2005 BHP Billiton Group Annual Financial Statements for details of our hedge transactions outstanding at 30 June 2005.

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

Our main commodities are aluminium, alumina, copper, iron ore, nickel, ferroalloys, metallurgical and energy coal, oil, gas and liquefied petroleum gas. Metals such as aluminium and copper are generally sold under contract, often long-term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metals Exchange, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply.

Aluminium - The aluminium market strengthened considerably in 2004-2005 compared to 2003-2004. Chinese demand remained strong and demand increased in Japan and Europe in the first half of 2004-2005. The second half of 2004-2005 was dominated by oversupply in Asia, growing concern over the US economy and lacklustre economic data from Europe.

Alumina - The alumina market throughout 2004-2005 was influenced by demand from the Chinese market. During 2004-2005, the market largely recovered from the lower levels experienced during the first half of calendar year 2004. Price levels reached US$420-430 per tonne inclusive of freight in the first half of 2004-2005 and remained relatively stable around this point for the remainder of the fiscal year. Apart from strong Chinese demand, the market price level was also supported by purchase interest from the Middle East, Indonesia, India and Russia.

Copper - Copper prices appreciated significantly in 2004-2005 over 2003-2004. Strong world industrial production growth meant increased demand with stocks falling as consumption outstripped supply. Another strong factor has been the softening of the US dollar. With global production growth slowing and supply increasing, prices may stabilise. However, with stock levels low and Chinese demand growth still relatively strong, prices are expected to remain well above their long term average over the next twelve months.

Nickel - Historically, nickel prices have been more volatile than those of most other metals. During the 1990s the nickel price weakened from the collapse of nickel consumption in the former Soviet Union and the redirection of its production to world markets. This excess production has been fully absorbed and world nickel producers are operating close to full capacity. As no significant increase in capacity is expected in the market over the next eighteen months, the nickel price is expected to show strength but also volatility.

Coal - Short-term, metallurgical coal demand is expected to remain positive although there were indicators at the end of 2004-2005 that demand may be slowing. Demand for energy coal continues to grow in absolute terms as world demand for electricity fuel increases, with prices fluctuating in the short term based on supply-demand fundamentals but continuing to be consistently below oil and gas prices on an energy equivalent basis.

Iron Ore – With respect to iron ore, there was strong growth in 2004-2005 over 2003-2004 due to ongoing high demand from China and sustained Japanese demand on the back of strong steel production. Despite pessimism in the global steel outlook, global steel production continued to pick up pace during 2004-2005. China continues to be the driver for the world iron ore demand due to its increasing steel production. Despite this, there is some concern that domestic Chinese consumption is lagging. The underlying dynamic is driven by the Chinese government’s desire to cool both the demand and supply of the domestic steel industry, and regulate demand to a lower but more sustainable level.

Oil and Gas - Oil and gas prices are dominated by global supply and demand conditions, linked to industrial production and political factors with the Organisation of Petroleum Exporting Countries (OPEC). Uncertainty of supply resulting from continuing tensions in the Middle East continued to unsettle the market over 2004-2005, with the oil price reaching an all time high in mid June 2005. On the demand side, a warmer than expected North American winter coupled with a stabilisation / growth of US reserve stocks, were somewhat offset by a colder than anticipated North Asian winter combined with continued increased consumption in China.

The prices of several of our main commodities, including our oil and gas prices, may also be affected by changes in economic and political conditions around the world as a result of acts of terrorism, hostilities or war.

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

We are also exposed to exchange rate translation risk in relation to our foreign currency denominated monetary assets and liabilities, including debt and other long-term liabilities (other than site restoration provisions at operating sites). Exchange rate movements negatively impacted our profit before interest and taxation in 2004-2005 by US$465 million compared to 2003-2004, including US$40 million relating to net monetary liabilities.

Our losses on restatement of all non-US dollar net monetary liabilities, including debt and tax liabilities, were US$40 million, US$278 million and US$380 million in the years ended 30 June 2005, 2004 and 2003, respectively. Our legacy foreign currency hedges in effect prior to the merger of BHP Limited and Billiton Plc expired during the 2003-2004 financial year. Our gains and losses on these hedges amounted to gains of US$39 million and losses of US$86 million in the years ended 30 June 2004 and 2003, respectively.

The following table indicates the estimated approximate impact on 2004-2005 net profit after tax of changes in exchange rates which resulted in the restatement of Australian dollar or South African rand debt and net monetary liabilities. (All other factors remain constant in this calculation and only exchange rates have been amended as part of this analysis):

Estimated approximate impact on 2004-2005 net profit after tax of changes of:	US$ Million
Australian dollar (USc1/A$)
Net monetary liabilities [1]	15
South African rand (0.2 Rand/US$)
Net monetary liabilities [1]	30
Rand debt	3

[1]	Impact based on difference in opening and closing exchange rates for the period.

Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US$ floating interest rate basis. Deviation from our policy requires the prior approval of our Financial Risk Management Committee and is managed within our Cash Flow at Risk limit. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. As at 30 June 2005, we have US$2.9 billion of fixed interest borrowings that have not been swapped to floating rates, arising principally from legacy positions which were in existence prior to the merger creating the DLC structure and US$700 million from the acquisition of WMC.

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

Operating costs and capital expenditures – While higher commodity prices over the past few years have increased our turnover, they have also resulted in higher costs for many of our inputs. In addition, the strong demand for commodities has resulted in higher levels of exploration and development activity in the mining industry, particularly in Australia. The resulting demand for resources such as steel and skilled labour has pushed our costs higher. Some of the higher costs have resulted from our efforts to increase short-term production to take advantage of the current high price environment. Our challenge is to ensure that these higher costs do not become a permanent structural change to our cost base. We are also observing higher than expected costs on our Ravensthorpe and Yabulu extension projects, and in September 2005, revised the forecast costs on these projects accordingly.

Growth in product demand – Global economic growth rates have slowed from the exceptionally high levels seen in 2004. In the United States, growth rates continue above the long-term trend, but we expect higher interest rates and higher energy prices to keep growth rates below 2004’s level. Elsewhere, leading indicators point to a slowing in Japan after a stronger than anticipated first half of 2005, whilst the growth environment in Europe generally remains challenging. However, the emerging economies do remain buoyant, offsetting slowing growth in the OECD nations. As a result, we continue to expect the global economy to experience an above trend growth rate in 2005-2006, thereby providing a sound underpinning for commodity demand. We have not altered our view that China will remain a large and sustainable consumer of raw materials and resources over the coming decades and the Chinese government’s recently announced measures to tackle the excessive growth rates in certain sectors of their economy are to be welcomed. Having said this, we also believe that developing economies, like all economies, will be subject to business cycles which will impact economic activity from time to time.

Exploration and development of resources – Because most of our revenues and profits are related to our oil and gas and minerals operations, our results and financial condition are directly related to the success of our exploration efforts and our ability to replace existing reserves. However, there are no guarantees our exploration programme will be successful. When we identify an economic deposit there are often significant challenges and hurdles entailed in its development, such as negotiating rights to extract ore with governments and landowners, design and construction of required infrastructure, utilisation of new technologies in processing and building customer support.

Health, safety and environment – Central to our business is a commitment to health, safety, environmental responsibility and sustainable development. Our aims are to achieve zero harm in our health and safety performance, to embed a systematic approach to environmental risk management and to increase our engagement with host communities. Quite often these aims will lead to the implementation of standards that exceed applicable legal and regulatory requirements. Apart from our belief that applying best industry practice in health, safety and environment management is part of being a good corporate citizen, we believe establishing a track record of minimising health, safety and environmental impacts leads to higher levels of trust in the communities in which we operate, and among the governments that regulate us and the organisations that monitor our conduct.

Given the nature of our operations, there remains a risk that, despite our best efforts, health, safety or environmental incidents may occur that could result in fines or remediation expenditures and damage our reputation, making it harder for us to do business in the future. Our activities are also highly regulated by health, safety and environmental laws in a number of jurisdictions. While we believe we are currently operating in accordance with these laws, as regulatory standards and expectations are constantly developing and generally becoming more onerous, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses.

Three examples of material uncertainties identified by management as key risks to our business are: the regulation of greenhouse gas emissions and potential reductions in fossil fuel consumption per capita and general consumption associated with such regulation; the impact upon workers in our South African business of the high HIV/AIDS infection rate; and compliance with European regulations requiring proof that mineral resources can be used without affecting health or the environment.

WMC Acquisition - In March 2005, we announced a cash offer for WMC Resources Ltd (WMC), an Australian-based resource company. As of 30 June 2005 we owned approximately 93% of WMC, with payment for 100% ownership completed on 2 August 2005 at a total acquisition cost of US$7.2 billion funded by cash on hand, short-term borrowings and borrowings of US$ 3 billion under our acquisition finance facility. Our results for 2004-2005 include the results of WMC for the month of June 2005.

This transaction provides the ability to build on our existing nickel and copper businesses, as well as introducing uranium to our suite of energy products. In addition to providing immediate production to service global customers, the acquisition provides significant growth opportunities. The transaction is fully aligned with our strategy of developing, operating and maximising the performance of large, long life, low cost assets and provided a unique opportunity to acquire operational tier 1 assets in a stable, developed economy well positioned to service the growing demand for commodities in Asia.

The planning process for the integration of the WMC assets into the BHP Billiton Group portfolio began in late 2004, and a dedicated integration team has been in place since our bid was announced in March 2005. This integration, critical to the early realisation of value, is proceeding to plan. Unfortunately, as a consequence, in excess of 400 permanent positions (including those filled via contractors) are expected to be eliminated. The one-off cost generated by this activity is expected to be US$95 million, and US$50 million of this amount was expensed in 2004-2005 as an exceptional item. We expect to achieve annual corporate cost efficiencies of approximately US$85 million.

The management of the former WMC assets has now been devolved to the Stainless Steel Materials, Base Metals, and Diamonds and Speciality Products CSGs, and the financial results of the assets are reported within these groups.

Application of Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported turnover and costs during the periods presented therein. On an ongoing basis, our management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

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

Industry Guide 7, issued by the SEC, sets out the requirements in relation to reporting of mineral reserves in SEC filings. It requires us to base our economic assumptions on current economic conditions. With respect to the prices at which we assume that we will be able to sell our products, we use existing contract prices for commodities that we sell under long-term contracts, such as iron ore and coal, and the three-year historical average for commodities that are traded on the London Metals Exchange, such as copper and nickel. We are also required to report our ore reserves in our home jurisdictions, Australia and the UK, under the Australasian Code for reporting of Mineral Resources and Ore Reserves September 1999, known as the JORC Code. The JORC Code requires us to use reasonable investment assumptions to calculate our reserves, which may differ from assumptions based on current economic conditions. For example, if prices remain above long term historical averages for an extended period, our price assumptions for SEC purposes may reflect the higher prices, while our internal assumptions about future prices may result in us using lower prices to estimate reserves under JORC, and vice versa. Higher price assumptions generally result in higher estimates of reserves. For this reason, we sometimes report different reserves under Industry Guide 7 to those we report under the JORC Code.

We report our oil and gas reserves in this annual report, and also in our home jurisdictions, Australia and the UK, based on prices prevailing at the time of the estimates as required under Statement of Financial Accounting Standards No. 69 “Disclosures about Oil and Gas Producing Activities”, issued by the US Financial Accounting Standards Board.

Because the economic assumptions we use to estimate reserves change from period to period, and because we generate additional geological data as we undertake operations, our estimates of reserves may change from period to period. Changes in reported reserves may affect us in a number of ways, including the following:

•	Our asset carrying values may be affected due to changes in estimated future cash flows;

•	Our depreciation, depletion and amortisation charged against the profit and loss account may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

•	Our deferred overburden removal costs recorded on the balance sheet or charged against the profit and loss account may change due to changes in stripping ratios or where such charges are determined by the units of production basis;

•	Our decommissioning, site restoration and environmental provisions may change where changes in our estimated reserves affect our expectations in respect of the timing or cost of these activities; or

•	Our provisions against deferred tax assets may change due to changes in our estimate of the likely recovery of the tax benefits.

Exploration, evaluation & development expenditure

We capitalise certain exploration, evaluation and development expenditure for UK GAAP where we consider it likely that we will be able to recover the expenditure by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This process necessarily requires our management to make certain estimates and assumptions as to future events and circumstances, in particular, whether we can establish an economically viable extraction operation. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written-off to the profit and loss account. An amount of US$479 million has been carried forward in net tangible fixed assets as capitalised exploration and evaluation expenditure at 30 June 2005. This primarily related to capitalised petroleum exploration and evaluation costs, mainly for activities in the Gulf of Mexico.

Tangible assets valuation

We review the carrying value of each income-generating unit at least annually to evaluate whether the carrying amount is recoverable. We may review an asset more regularly if an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. We determine if an asset is impaired by comparing its carrying value with the higher of its net realisable value and value in use. Net realisable value is our estimate of the amount at which an asset could be disposed of, less any direct selling costs. We generally determine value in use by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. We estimate future cash flows based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves (see “Reserve estimates” above), operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets. In such circumstances, some or all of the carrying value of these assets may be impaired and we would charge the impairment against the profit and loss account.

Defined benefit pension costs and other post-retirement benefits

We operate or participate in a number of post-retirement schemes (including pensions and medical benefits plans) throughout the world. We believe the funding of the schemes complies with local regulations. The assets of the schemes, where applicable, are generally held separately from ours and are administered by trustees or management boards.

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

An alternative policy acceptable under UK GAAP would be the application of Financial Reporting Standard (FRS) 17 “Retirement Benefits”. FRS 17 was issued by the Accounting Standards Board in the UK in November 2000, but is not mandatory. Under FRS 17, all surpluses would be recognised to the extent they are considered recoverable and all deficits would be recognised in full. For disclosures under the transitionary provisions of FRS 17, which is not mandatory, you should refer to note 27 ‘Pensions and post-retirement medical benefits’ in the 2005 BHP Billiton Group Annual Financial Statements. If we had applied FRS 17 in preparing our financial statements for the year ended 30 June 2005, our shareholders’ funds would have been approximately US$550 million lower, mainly reflecting the impacts on our schemes of movements in global equity markets, and our profit after tax would have been approximately US$5 million higher.

Decommissioning, site restoration and environmental costs

Our activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, we have a policy of ensuring that reclamation is planned and financed from the early stages of any operation. We make provision for the cost of reclamation of our mining and processing facilities along with the decommissioning of our oil platforms and infrastructure associated with petroleum activities. Our estimation of the cost of future reclamation and decommissioning activities is subject to uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination and the timing and extent of reclamation and decommissioning activities required. While the provisions at 30 June 2005 represent our best estimate of the present value of the future costs required, these uncertainties might result in future actual expenditure differing from the amounts provided at this time.

At 30 June 2005, we had provided US$3,584 million for reclamation and decommissioning costs in the provision for site rehabilitation. Of this amount, US$1,109 million was provided for closed sites. Adjustments to the provisions in relation to these closed sites are recognised in the profit and loss account during the period in which the adjustments are made. In addition to the uncertainties noted above, certain of these activities are subject to legal disputes and depending on the ultimate resolution of these issues the final liability for these matters could vary. We review the amounts provided in relation to closed sites periodically based upon the facts and circumstances available at the time and our provisions are updated accordingly. Refer to “Operating Results” below for more information in relation to the exceptional charge in the 2004-2005 year of US$121 million for closed mining operations. We believe that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, our liabilities in relation to closed sites could be in the order of 30% greater or in the order of 20% lower than the US$1,109 million we have provided at year-end.

Deferred taxation

We recognise deferred tax assets in our balance sheet only where it is more likely than not that they will be recovered. A proportion of our deferred tax assets recorded in our balance sheet relate to current or prior period tax losses and capital losses where management considers that it is more likely than not that we will recover the benefit of those tax losses and capital losses in future periods through the generation of sufficient future taxable profits. Our assumptions in relation to the generation of sufficient future taxable profits depend on our estimates of future cash flows, which are estimated based on production and sales plans, commodity prices, reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter the projections, which may impact the recoverability of the assets recorded on our balance sheet and those tax losses and timing differences not yet recognised. In such circumstances, some or all of the carrying value of these deferred tax assets may require provisioning and we would charge the expense to the profit and loss account, and conversely, some or all of the tax benefits relating to tax losses and timing differences not recognised may subsequently be recognised due to revised estimates of recoverability and we would credit the benefit to the profit and loss account.

At 30 June 2005, our deferred tax balances included US$964 million in relation to current or prior period tax losses and capital losses, and our deferred tax balances excluded US$609 million in relation to current or prior period tax losses and capital losses and US$668 million in relation to timing differences where management has concluded that it is more likely than not that we will not generate sufficient future relevant income to recover these losses and timing differences in future periods.

International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The Group’s DLC structure results in two parent entities with their own statutory reporting obligations, one in Australia and the other in the UK.

The BHP Billiton Group’s 2004-2005 audited consolidated financial statements have been prepared in accordance with UK accounting standards and other UK financial reporting requirements (UK GAAP). There are a number of differences between UK GAAP and IFRS that we have identified as potentially having a significant effect on the Group’s financial performance or financial position, with the main ones being:

•	deferred taxation being recognised using the balance sheet liability method of tax-effect accounting rather than the income statement liability method applied under UK GAAP;

•	equity-based compensation being measured based on the fair value of shares and options rather than their intrinsic value as recognised under UK GAAP;

•	immediate recognition of the net asset or liability position of underlying defined benefit plans rather than the delayed recognition under UK GAAP;

•	single-line equity accounting for our joint venture interests rather than gross equity accounting under UK GAAP. This will include our joint venture interests in Escondida, Mozal and Valesul which are accounted for by proportional consolidation under UK GAAP. Whilst proportional consolidation remains an option under IFRS, it has been eliminated as an option under IFRS as adopted in Australia. Australian IFRS mandates the use of single-line equity accounting for joint venture entities;

•	goodwill previously classified as a reduction of retained earnings under UK GAAP will be reclassified as an asset on the balance sheet; and

•	dividends declared after year end and recorded as a liability at year end under UK GAAP will be recognised as a liability under IFRS on the date declared.

The net impacts of these adjustments would have been to decrease attributable profit for the year ended 30 June 2005 by US$29 million and to decrease shareholders’ equity at that date by US$179 million. Full details are set out in note 35 ‘Impact of Adopting Financial Reporting Standards’ to the financial statements included in the 2005 BHP Billiton Plc Annual Report to be furnished under Form 6-K.

The regulatory bodies that promulgate IFRS and its country-specific implementations have significant ongoing projects that could affect the ultimate differences between UK GAAP and IFRS and their impact on our financial statements in the first IFRS compliant reports for the year ending 30 June 2006 and in future years. Accordingly, significant uncertainty remains as to the likely impact of IFRS on the Group’s financial statements.

A.	Operating Results

Year ended 30 June 2005 compared with year ended 30 June 2004

The following discussion and analysis is based on the BHP Billiton Group’s Annual Financial Statements and accompanying notes, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the years ended 30 June 2005 and 30 June 2004 as prepared in conformity with UK GAAP, and should be read in conjunction therewith.

In this analysis, all references to 2004-2005 or the current period are to the year ended 30 June 2005 and all references to 2003-2004 or the prior year are to the year ended 30 June 2004.

Overview

Global economic conditions improved during the year ended 30 June 2005. As product demand and commodity prices both improved, we generated higher cash flows from operating activities, increased our profit after tax and our returns to shareholders, while still continuing our investment in value accretive growth projects.

Profit after taxation (before equity minority interests) for the year ended 30 June 2005 was US$6.6 billion compared with US$3.5 billion for the prior year. Excluding exceptional items and discontinued operations, profit after taxation (before equity minority interests) was US$6.7 billion compared with US$3.6 billion for the year ended 30 June 2004.

Turnover (including our share of joint ventures and associates and turnover from third party products) was US$31.8 billion for 2004-2005 compared with US$24.9 billion for the prior year. Turnover from third party products increased from US$6.7 billion in 2003-2004 to US$6.9 billion in 2004-2005.

During the year, we brought eight new growth projects into production, bringing to 24 the total number of major growth projects delivered over the last four years. This, in combination with the continuing benefit derived from “Operational Excellence” efficiency initiatives, contributed to record production being achieved in 11 commodities, including iron ore, metallurgical coal, natural gas, aluminium, nickel, silver, and manganese ore and alloy, at a time of strong demand and increased product prices.

Production volumes for energy coal and copper also increased during the current period. Record production was complemented by record shipments for a number of commodities reflecting, in part, the benefits of operating our own port facilities at key operations and arranging freight for an increasing proportion of our customers.

Our Board approved four further major growth projects during the year as noted in Item 5B: Spence copper cathode project (Chile), Rapid Growth Project 2 in iron ore and North West Shelf LNG Train 5 (both Australia) and the Neptune oil and gas project (US). This brings the total number of major projects currently under development to ten and represents a total investment of US$5.4 billion as at 30 June 2005. We also have four smaller projects under development. In total, our pipeline of projects in execution or feasibility currently represents an estimated US$11.9 billion of growth related investments. In addition, the successful acquisition of WMC represents a further investment of US$7.2 billion, and immediately adds world class assets to the Group’s existing nickel and copper businesses, as well as introducing uranium to the Group’s suite of energy products. In combination, these investments position us to respond to customer demand globally and enhance the growth options available to us.

Our strong cash flow also underpins the Group’s balance sheet strength and allows for increasing returns to shareholders. In November 2004 we completed an off-market share buyback programme by spending US$1.78 billion to repurchase 180.7 million BHP Billiton Limited shares at A$12.57, at a 12% discount to the market price. In February 2005, we announced the rebasing of our dividend payment from 9.5 to 13.5 US cents per share. Our progressive dividend policy continues, with the announcement on 24 August 2005 of a final dividend of 14.5 US cents per share. This represents a 5.0 US cent increment on the previous year’s final dividend and brought the total dividends for the 2005 financial year to 28.0 US cents per share, compared to 26.0 US cents per share in 2003-2004.

Results of operations

Consolidated

Our profit before interest and taxation was US$9.2 billion for 2004-2005 compared with US$5.0 billion for 2003-2004. Excluding exceptional items and discontinued operations, profit before interest and taxation was US$9.3 billion for 2004-2005 compared with US$5.5 billion for 2003-2004. The 2004-2005 profit before tax was reduced by exceptional items totalling US$168 million (US$64 million after tax) as follows:

•	In December 2004, we sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8% of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS Venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect);

•	In January 2005, we disposed of our interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense);

•	In June 2005, we disposed of the majority of our South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$93 million (US$1 million tax expense) after deducting cumulative goodwill of US$67 million previously set off against reserves. In addition, we sold our interest in the Palmiet chrome business to Mogale Alloys for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense). Our share of profit before tax on disposal of the Chrome operations is US$56 million (US$4 million tax expense);

•	We recorded a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and included a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements; and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa);

•	We decided to decommission the Boodarie Iron (Australia) operations and recognised a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure; and

•	As part of our regular review of decommissioning and site restoration plans, we reassessed plans in respect of certain closed operations. We recorded a total charge of US$121 million (US$104 million after tax) including a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of our assessed rehabilitation obligation, predominantly resulting from revised water management plans triggered by various factors including a change in government regulation; and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

The exceptional items in 2003-2004 totalled US$468 million (US$131 million after tax) and are listed under the heading “Year ended 30 June 2004 compared with year ended 30 June 2003 – Results of operations – Consolidated”.

Apart from the exceptional items, the following table and commentary detail the principal factors that affected profit before interest and taxation for 2004-2005 compared with 2003-2004:

US$ Million
Profit before interest and taxation excluding exceptional items for the year ended 30 June 2004	5,488

Change in volumes	110
Change in sales prices	5,665
New operations	140
Asset sales	5
Exchange rates	(465)
Price-linked costs	(565)
Costs	(775)
Inflation on costs	(235)
Ceased and sold operations	(190)
Exploration	(20)
Other	172

Profit before interest and taxation excluding exceptional items for the year ended 30 June 2005	9,330

•	Higher sales volumes (measured at 2003-2004 average margins) increased profit before interest and taxation by US$110 million. Increased sales volumes of iron ore, copper, natural gas, aluminium, silver and lead contributed approximately US$350 million, and was partially offset by US$265 million of unfavourable impacts resulting from lower oil volumes, due to natural field decline and planned shutdowns for maintenance activities, and lower diamond sales.

•	Stronger commodity prices across the suite of products increased profit before interest and taxation by US$5,665 million, with higher prices achieved for iron ore, copper, metallurgical coal, petroleum products, energy coal, aluminium, manganese alloy, nickel and diamonds being the predominant contributors.

•	New operations increased profit before interest and taxation by US$140 million, primarily due to first production from ROD (Algeria), which commenced commercial production in October 2004, the first full year of production from Ohanet (Algeria) which commenced commercial production in October 2003, and the start of oil production from Mad Dog (US) in January 2005. The acquisition of WMC also resulted in a US$35 million favourable impact on profit before interest and taxation with the inclusion of profit for the month of June.

•	Profit before interest and taxation included US$5 million of additional profits on the sale of non-core assets. In addition, further profits on the sale of non-core assets have been included in exceptional items.

•	Relative to 2003-2004, exchange rate movements had a negative impact on profit before interest and taxation of US$465 million. The continued strength of the Australian dollar and rand against the US dollar had an overall unfavourable impact on operating costs and translation of net monetary liabilities of US$320 million and US$30 million, respectively. In addition, the prior period included gains on legacy Australian dollar to US dollar currency hedging of US$39 million that expired during that year.

•	Net costs increased by US$1,403 million, as a result of:

•	Higher price-linked costs which decreased profit before interest and taxation by US$565 million, primarily due to higher amounts of tax paid on petroleum products in Australia, higher royalties and increased LME-linked costs;

•	Increased costs of US$775 million which were primarily due to higher fuel, labour, raw material and other operating costs, an increase in stripping and maintenance related activities and development expenditure. A portion of these were deliberately incurred by the Group to maximise production and capture current prices. In addition, the increased level of activity currently experienced in the resources industry has had an unfavourable impact on operating and project costs and although the impact is of varying degrees globally, these pressures are particularly acute in Australia. These costs were partially offset by continued operating cost savings from improvement initiatives and efficiency gains;

•	Inflationary pressures, mainly in Australia and South Africa, of US$235 million; and

•	These factors were partially offset by Other items which increased profit before interest and taxation by US$172 million and included the favourable impact of earnings from sales of third party product, benefits of freight risk management activities, and profit on the close out of cash settled derivative contracts for WMC shares.

•	Ceased and sold operations had an unfavourable impact of US$190 million including US$135 million relating to ceased production at Boodarie Iron in Western Australia after it was placed on care and maintenance during the year. The unfavourable impact also included the loss of earnings from the Laminaria and Corallina oil fields following their sale in January 2005.

•	Exploration expense was US$20 million higher than the prior year. Total expenditure on exploration was US$533 million, comprising US$380 million on petroleum activities and US$153 million on minerals activities. Exploration expenditure amounting to US$182 million was capitalised during 2004-2005, and exploration charged against profit in 2004-2005 was US$353 million, including US$2 million of exploration expenditure previously capitalised, which was written off as impaired.

Variations in stripping ratios have not had a material impact on the reported results of 2004-2005 as compared to the prior year.

Included in the analysis of profit before interest and taxation above is depreciation and amortisation expense which increased US$201 million to US$1,952 million in 2004-2005 from US$1,751 million in 2003-2004. This mainly reflected increased depreciation charges from newly commissioned operations at Mad Dog, Angostura and as a result of acquiring WMC.

Net interest expense fell from US$502 million in 2003-2004 to US$421 million in 2004-2005. This was principally driven by lower average debt levels and increased interest income from higher average cash balances and higher interest earning rates compared to the prior year. This was partially offset by higher expense from discounting of provisions and lower capitalisation of interest. The prior year included exchange losses on net debt of US$133 million, primarily related to the translation of rand denominated debt, whereas the exchange loss on the net debt in 2004-2005 was US$1 million.

Including exceptional items, the tax charge for 2004-2005 was US$2,111 million compared with US$1,042 million for 2003-2004, representing an effective taxation rate for 2004-2005 of 24.2% compared with 23.1% in 2003-2004. The net tax effects of exceptional items in 2004-2005 were a benefit of US$104 million, comprising mainly the sale of Laminaria and Corallina (loss of US$10 million) and Chrome operations (loss of US$6 million) and the recognition of provisions for restructuring (benefit of US$23 million), termination of operations (benefit of US$80 million) and closure plans (benefit of US$17 million).

The net tax effects of exceptional items in 2003-2004 were a benefit of US$337 million, comprising mainly the introduction of the tax consolidation regime in Australia (benefit of US$95 million) and the recognition of certain US and Canadian taxation deductions (benefit of US$238 million). The tax effects of other exceptional items in 2003-2004 were a benefit of US$4 million.

The tax charge on profit before taxation, excluding exceptional items for 2004-2005, was US$2,215 million, representing an effective tax rate of 24.9%. Excluding the impacts of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, the effective tax rate was 26.2%.

When compared to the UK and Australian statutory tax rate (30%, excluding a surcharge of 10% for petroleum operations in the UK), the underlying effective tax rate benefited 3.9% due to the recognition of US tax losses (US$350 million). In addition we recognised investment incentives and development entitlements during 2004-2005 which were offset, to some extent, by non-deductible accounting depreciation and amortisation and other items.

The outside equity interests share of profit after taxation increased from US$97 million in 2003-2004 to US$232 million in 2004-2005.

We differentiate sales of our production from sales of third party product due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production (which includes marketing of equity production) and third party product.

Year ended 30 June (US$ Million)	2005 (a)	2004 (a)
Group production (b)
Turnover	24,859	18,283
Related operating costs	15,792	12,964
Operating profit	9,067	5,319
Margin (c)	36.5%	29.1%

Third party products (b)
Turnover	6,945	6,660
Related operating costs	6,831	6,627
Operating profit	114	33
Margin (c)	1.6%	0.5%

(a)	From continuing operations and excluding exceptional items.
(b)	Including share of joint ventures.
(c)	Operating profit divided by turnover.

We engage in third party product trading for two reasons:

•	In providing solutions for our customers, sometimes products are provided that we do not produce eg. a particular grade of coal. To do this, physical product is bought and sold from third parties to meet customer needs, and manage risk through both the physical and financial markets; and,

•	The active presence in the commodity markets provides us with physical market insight and commercial knowledge. From time to time we actively engage in these markets in order to take commercial advantage of business opportunities. These trading activities provide not only a source of revenue, but also a further insight into planning and in some cases gives rise to business development opportunities.

Customer Sector Group Summary

The following table provides a summary of the Customer Sector Group results for the year ended 30 June 2005 and the prior year.

Year ended 30 June (US$ Million)	Turnover			Profit before interest and taxation (including exceptional items)
	2005	2004	Change %	2005	2004	Change %
Petroleum	5,970	5,558	7.4%	2,020	1,457	38.6%
Aluminium	5,265	4,432	18.8%	977	776	25.9%
Base Metals	5,071	3,422	48.2%	2,147	674	218.55%
Carbon Steel Materials	7,606	4,857	56.6%	2,536	1,137	123.04%
Diamonds and Specialty Products	1,544	1,710	(9.7)%	411	410	0.24%
Energy Coal	3,390	2,569	32.0%	523	234	123.5%
Stainless Steel Materials	2,274	1,749	30.0%	861	561	53.5%
Group and unallocated items	798	725	10.1%	(313)	(229)	N/A
Less: inter-segment turnover	(114)	(79)

BHP Billiton Group	31,804	24,943	27.5%	9,162	5,020	82.5%

Petroleum

Turnover, including our share of joint ventures and inter-segment turnover, was US$6.0 billion during 2004-2005, an increase of US$0.4 billion, or 7.4%, from turnover of US$5.6 billion in 2003-2004. The increase was mainly due to higher average realised prices for all petroleum products compared with the prior year, including higher average realised oil price per barrel of US$47.16 in 2004-2005, compared to US$32.24 in 2003-2004, and higher average realised natural gas prices of US$2.98 per thousand standard cubic feet in 2004-2005 compared with US$2.62 per thousand standard cubic feet in 2003-2004. This was partially offset by a 2.8% decrease in total production of petroleum products.

Total production in 2004-2005 was 119.0 million barrels of oil equivalent, compared with total production in 2003-2004 of 122.5 million barrels of oil equivalent. Turnover includes sales of third party product, which decreased by US$331 million to US$1,955 million in 2004-2005 from US$2,286 million in 2003-2004.

Refer to the “Glossary of terms” section in this annual report for conversions between tonnes, cubic feet and barrels.

Profit before interest and taxation for 2004-2005 increased US$563 million, or 39%, to US$2,020 million compared with US$1,457 million in the prior year. The 2004-2005 result included an exceptional gain of US$56 million before taxation in relation to the sale of an equity participation in the North West Shelf Project in Western Australia to CNOOC and a gain of US$134 million before taxation in relation to the sale of interests in the Laminaria and Corallina oil fields to Paladin Resources plc. The 2003-2004 result included an exceptional gain of US$66 million before taxation in relation to the settlement of a claim we had against Dalmine SpA in relation to a pipeline failure in 1994.

Excluding exceptional items, profit before interest and taxation was US$1,830 million in 2004-2005, an increase of US$439 million or 31.6% compared with US$1,391 million in 2003-2004. The increase was primarily driven by the increases in prices mentioned above, together with new production from North West Shelf LNG Train 4 (Australia), ROD (Algeria), Mad Dog (US), the first full year of production from Ohanet (Algeria), and profit before interest and taxation from the sale of third party products of US$14 million compared with losses of US$22 million in 2003-2004. These factors were partly offset by the unfavourable effect of higher price-linked costs, lower crude and condensate volumes due to natural field decline at mature assets, higher downtime for maintenance, and disposal of our interests in the Laminaria and Corallina oil fields. The impact of a stronger Australian dollar relative to the US dollar on the translation of net monetary liabilities also had an unfavourable impact.

Exploration expenditure incurred in 2004-2005 was US$380 million. The amount charged to profit was US$202 million including US$2 million of exploration expenditure previously capitalised, which was written off as impaired, and expenditure of US$180 million was capitalised. In 2003-2004, exploration expenditure incurred was US$340 million and the amount charged to profit was US$181 million (including US$6 million of exploration expenditure previously capitalised which was impaired) and expenditure of US$165 million was capitalised. The US$40 million increase reflected increased exploration activity in the Gulf of Mexico and Australia.

In late August 2005, Hurricane Katrina affected the Gulf of Mexico region. Consequently some of our facilities were evacuated or moved out of the way as is normal practice during the hurricane season. Shortly after the storm, drilling facilities were re-manned and drilling operations were restarted. Our facilities only suffered minor damage and were all back on line by the week of 12 September 2005.

An initial assessment of our assets in the Gulf of Mexico following Hurricane Rita, which affected the Gulf of Mexico region in September 2005, has revealed that the Typhoon tension leg platform (located in 2,000 feet of water in Green Canyon area Blocks 236/237, approximately 165 miles south-southwest of New Orleans) was severed from its mooring and suffered severe damage during the storm. The facility has been located and is being secured. Chevron, the operator of the Typhoon field, has mobilised appropriate resources to address any environmental concerns. No employees are at risk as all were evacuated prior to the storm, and production was shut-in. BHP Billiton holds a 50% interest in the Typhoon field with Chevron holding the remaining 50%.

Aluminium

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$5.3 billion during 2004-2005, an increase of US$0.9 billion, or 18.8%, compared with US$4.4 billion in the prior year.

Turnover was favourably affected by higher realised prices for aluminium and alumina. The average LME aluminium price increased to US$1,804 per tonne in 2004-2005, compared with US$1,570 per tonne in the prior year. Higher aluminium sales volumes, mainly reflecting the first full year of production from the expansion at Hillside (South Africa) following commissioning in December 2003, also had a favourable impact. In addition, there were increased sales of third party product in 2004-2005, which increased by US$234 million to US$2,057 million in the current year from US$1,823 million in the prior year.

Aluminium smelter production increased to 1,330,000 tonnes in 2004-2005 compared with 1,256,000 tonnes in the prior year while alumina production remained relatively unchanged at 4.2 million tonnes in 2004-2005.

Profit before interest and taxation for 2004-2005 increased US$201 million, or 26%, to US$977 million compared with a profit of US$776 million in the prior year. The 2004-2005 and 2003-2004 results included no exceptional items. The increase was mainly attributable to the price and volume increases mentioned above and the benefits of various “Operational Excellence” efficiency improvement projects. These factors were partially offset by the unfavourable impact on operating costs of a stronger South African rand, Australian dollar and Brazilian real against the US dollar and higher LME price-linked and other production input costs. Increased pot relining activity also had an unfavourable impact. In addition, a one-off charge of US$36 million was recorded for the agreed repurchase of an aluminium supply contract. We expect that the benefits of this repurchase will be realised through increased profit over the next ten years.

Base Metals

Turnover, including our share of joint ventures and inter-segment turnover, was US$5.1 billion during 2004-2005, an increase of US$1.6 billion, or 48.2%, compared with US$3.4 billion in 2003-2004. This increase was mainly attributable to higher average LME prices for copper of US$1.43/lb for 2004-2005 compared to US$1.06/lb in 2003-2004 and higher prices for molybdenum, silver, lead and zinc.

We achieved record silver and lead production at Cannington (Australia), record copper production at Escondida (Chile), record copper and molybdenum production at Antamina and higher copper production at Tintaya (Peru). Overall, payable copper production was 8.2% higher than in 2003-2004, mainly reflecting record production at Escondida (Chile), due to restoration to full capacity and higher head grades, the return to the normal mine plan at Antamina (Peru) following the removal of lakebed sediments and higher grades, higher production at Tintaya (Peru), and one month’s attributable production at Olympic Dam (Australia). These increases were partly offset by lower production at Cerro Colorado (Chile) due to lower head grade and an earthquake that temporarily halted production in June 2005, as well as the sale of the Group’s interest in Highland Valley Copper (Canada) in January 2004. Third party product sales increased to US$698 million, up from US$335 million in the prior year.

Payable copper production increased by 8.2% to 1,033,589 tonnes compared with 954,400 tonnes in the prior year. Silver production was 50,046,000 ounces, an increase of 14.5% compared with 43,692,000 ounces in the prior year. Lead production was 282,000 tonnes, an increase of 12.8% compared with 249,900 tonnes in the prior year. Zinc production was 105,400 tonnes, a decrease of 33.8% compared with 159,200 tonnes in the prior year, primarily due to lower zinc grades at Antamina. Attributable uranium production was 415 tonnes at Olympic Dam (for the month of June 2005 only).

Profit before interest and taxation for 2004-2005 was US$2,147 million, an increase of US$1,473 million, or 219% compared with US$674 million in 2003-2004. The 2004-2005 result includes an exceptional charge of US$30 million before taxation relating to re-estimations of closure costs, as well as restructuring costs charged to profit of US$1 million before taxation. The 2003-2004 result included an exceptional charge of US$482 million before taxation, including a net charge to profit of US$425 million at Southwest Copper (US) resulting from re-estimation of short term closure costs and the inclusion of residual risks, longer term water management and other costs, partially offset by an increase in the residual value of certain assets.

Excluding exceptional items, profit before interest and taxation was US$2,177 million, an increase of US$1,021 million compared with US$1,156 million in the prior year. The increase was mainly attributable to the price and volume impacts mentioned above. In addition, savings from cost and volume related improvements projects, primarily at Escondida, also had a favourable impact. These factors were partially offset by increased input and price-linked costs and the unfavourable impact of the stronger Australian dollar to US dollar exchange rate.

Certain of our base metal sales agreements provide for provisional pricing based on the LME when shipped. Final settlement is based on the average applicable price for a specified future period. We record revenue upon transfer of title using the forward rate in place for the relevant specified future period. These revenues are adjusted to fair value through profit each period until the date of the final pricing, using the lower of the cash or forward curve price rather than period-end spot price used previously. We consider this approach to appropriately measure the fair value of the applicable sales agreements at period end. Outstanding copper volumes, subject to this adjustment at 30 June 2005 amounted to 231,874 tonnes compared to 197,864 tonnes in the prior year. These were revalued at a weighted average rate of US$1.54/lb compared to US$1.21/lb in the prior year.

Exploration expenditure incurred and expensed was US$7 million in 2004-2005, a decrease of US$3 million, or 30%, compared with US$10 million in the prior year.

Carbon Steel Materials

Turnover, including our share of joint ventures and inter-segment turnover, was US$7.6 billion during 2004-2005, an increase of US$2.7 billion or 56.6% compared with US$4.9 billion in 2003-2004. This increase was mainly attributable to stronger commodity prices for all products, record sales volumes at Western Australian iron ore, Queensland coal (Australia) and manganese ore operations (Australia and South Africa), and larger volumes of CIF shipments. In addition, turnover increased as a result of modified supply arrangements with Bluescope Steel Limited over the eighteen month period commencing 1 January 2005. This agreement includes a fixed volume arrangement (previously variable) allowing both parties to better plan their coal supply requirements. As a result, a fixed price has been agreed for the eighteen month period which is a weighted average of 2004-2005 and 2005-2006 prices. This pricing has resulted in higher revenues in the 2004-2005 year which will be offset in the 2005-2006 year.

Attributable Western Australia iron ore production was a record 89.0 million wet tonnes in 2004-2005, an increase of 16.3% compared with 76.5 million wet tonnes in the prior year. This increase reflects strong customer demand for iron ore products along with production from the additional capacity of our Area C and Products and Capacity Expansion projects.

Production of Samarco pellets, pellet feed and sinter fines was 7.7 million tonnes in 2004-2005, which was in line with the prior year.

Queensland coal production was 31.1 million tonnes in 2004-2005, an increase of 1.6 million tonnes, or 5.4%, compared with 29.5 million tonnes in the prior year. This reflects the continuation of strong market demand. Illawarra coal production was 6.3 million tonnes in 2004-2005, an increase of 0.5 million tonnes, or 8.6% compared with 5.8 million tonnes in the prior year.

Manganese alloy production was 755,000 tonnes in 2004-2005, an increase of 6.0% compared with 712,000 tonnes in the prior year. Manganese ore production was 5.5 million tonnes in 2004-2005, an increase of 10.0% compared with 5.0 million tonnes in the prior year, which was due to continuing strong customer demand.

Boodarie Iron (Australia) was placed on care and maintenance following a fatal accident in May 2004, resulting in no production in 2004-2005. On 24 August 2005, we announced the permanent closure of the plant. We incurred a charge of US$ 266 million relating to the termination of the operation. Production in 2003-2004 was 1.7 million tonnes.

Profit before interest and taxation for 2004-2005 was US$2,536 million, an increase of US$1,399 million, or 123%, compared with a profit of US$1,137 million in the prior year. The 2004-2005 result included an exceptional charge of US$285 million before taxation mainly in relation to provisions made for the closure of Boodarie Iron, whilst the 2003-2004 result included no exceptional items.

Excluding exceptional items, profit before interest and taxation was US$2,821 million, an increase of US$1,684 million, or 148%, compared with US$1,137 million in 2003-2004. The increase was mainly attributable to the volume and price increases as well as higher earnings from third party product sales. This was partially offset by the impact of Boodarie Iron not operating at all during the year, and unit cost performance across all operations being impacted by the stronger Australian dollar and the South African rand relative to the US dollar. Increased price-linked royalty costs and inflationary pressures on Australian and South African operations, compared with the prior year, were also unfavourable impacts. In addition, higher labour and contractor costs, increased stripping costs, principally at Queensland Coal operations due to expansion projects, and higher fuel costs for all operations had an unfavourable impact during the year. Depreciation charges also increased at Western Australian iron ore operations in respect of the Area C and Products and Capacity Expansion projects.

Exploration expenditure incurred and charged to profit was US$38 million for 2004-2005, an increase of US$30 million, or 375%, compared to US$8 million in the prior year. The increase principally related to growth projects.

Diamonds and Specialty Products

Turnover, including our share of joint ventures and inter-segment turnover, was US$1.5 billion during 2004-2005, a decrease of US$0.2 billion, or 9.7%, compared with US$1.7 billion in 2003-2004. The decrease was mainly attributable to the cessation of turnover from Integris Metals (US) following its sale in January 2005.

Excluding the impact of Integris Metals in 2004-2005, turnover, including our share of joint ventures and inter-segment turnover, increased US$140 million, or 15.9%, to US$1,021 million compared with US$881 million in 2003-2004. The increase was mainly attributable to higher realised prices for diamonds (up 38% from 2003-2004), and titanium feedstock, partially offset by lower diamond sales volumes (down 19% from 2003-2004).

EKATI (Canada) diamond production was 3,617,000 carats in 2004-2005, a decrease of 1,865,000 carats, or 34.0%, compared with 5,482,000 carats produced in the prior year, mainly reflecting the processing of lower grade material.

Profit before interest and taxation for 2004-2005 was US$411 million, an increase of US$1 million, compared with a profit of US$410 million in the prior year. The 2004-2005 result included an exceptional charge of US$6 million before taxation, mainly in relation to the restructuring of global exploration activities. No exceptional items were included in 2003-2004.

Excluding exceptional items, profit before interest and taxation was US$417 million in 2004-2005, an increase of US$7 million, or 1.7%, compared with US$410 million in 2003-2004. The increase was mainly attributable to higher realised prices for diamonds and titanium feedstock, offset by lower diamond sales volumes, higher costs due to the processing of lower grade material and the unfavourable impact of the stronger Canadian dollar to US dollar exchange rate. In addition, the cessation of earnings from Integris Metals (US) following its sale in January 2005 also had an unfavourable impact.

The 2003-2004 result included profits realised on the sale of a non-core royalty interest (US$37 million), and a profit on the sale of Integris of US$19 million realised in 2004-2005.

Exploration expenditure incurred and expensed in 2004-2005 was US$102 million. In 2003-2004 exploration expenditure incurred was US$87 million with US$96 million charged to profit, which included US$9 million exploration expenditure previously capitalised written off as impaired.

Energy Coal

Turnover, including our share of joint ventures and inter-segment turnover, was US$3.4 billion in 2004-2005, an increase of US$0.8 billion, or 32.0%, from US$2.6 billion in the prior year. The increase in turnover was mainly due to higher export prices, resulting from continued strong demand in the Atlantic and Pacific markets. Turnover also increased due to higher export sales volumes from Australian and Colombian operations, following the successful ramp-up of expansion projects, offset by lower sales volumes from Ingwe (South Africa). Third party product sales increased by US$118 million to US$672 million in the current year from US$554 million in the prior year.

Production was 87.4 million tonnes in 2004-2005, an increase of 4.2% compared with 83.9 million tonnes in the prior period. This reflects increased production at all operations.

Profit before interest and taxation was US$523 million for 2004-2005, an increase of US$289 million, or 123.5%, compared with US$234 million in 2003-2004. The 2004-2005 result included an exceptional charge of US$93 million before taxation comprising US$73 million relating to re-estimation of rehabilitation costs for closed sites and US$20 million for restructuring activities. The 2003-2004 result included no exceptional items.

Excluding exceptional items, profit before interest and taxation was US$616 million, an increase of US$382 million, or 163.2%, compared with US$234 million in the prior year. The increase was mainly attributable to the price factors mentioned above and higher earnings from third party product sales activities. These factors were partially offset by higher unit costs at Ingwe reflecting the timing of major overhauls, increased consumable usage and cost as well as increased utilisation of contractors. The strengthening of the South African rand, Australian dollar and Colombian peso against the US dollar as well as South African inflationary pressures also had an unfavourable impact on operating costs.

Exploration expenditure incurred and capitalised in 2004-2005 was US$2 million compared with US$3 million in 2003-2004. In addition, US$37 million was charged to profit in 2003-2004 reflecting previously capitalised exploration expenditure being written off as impaired.

Stainless Steel Materials

Turnover, including our share of joint ventures and inter-segment revenue, was US$2.3 billion in 2004-2005, an increase of US$0.6 billion or 30.0% compared with US$1.7 billion in 2003-2004. The increase was a mainly due to higher realised prices for all products with the nickel price increasing 23.0% from US$5.49/lb to US$6.75/lb. The average realised price for ferrochrome also increased over the prior year.

Nickel production was a record 91,900 tonnes in 2004-2005, an increase of 12.5% compared with 81,700 tonnes in the prior year. This primarily reflects the inclusion of Nickel West production for June 2005 following our acquisition of WMC and the impact of “Operating Excellence” efficiency improvement initiatives at Cerro Matoso (Colombia), where production was 4.4% above 2003-2004. QNI Yabulu (Australia) production was 3.8% below 2003-2004, a result of shutdowns for major tie-ins for the Yabulu Expansion Project and a significant drawdown of inventory in process which occurred in the prior year and was not repeated in the current year.

Ferrochrome production was 954,000 tonnes prior to our sale of Samancor Chrome. This compares to 1,026,000 tonnes in 2003-2004. Lower production also resulted from extended maintenance at the 50% owned Wonderkop joint venture.

Profit before interest and taxation was US$861 million, up from US$561 million in 2003-2004, an increase of US$300 million, or 53.5%. The 2004-2005 result included exceptional items relating to a gain on the disposal of the Samancor Chrome business in South Africa of US$108 million before taxation, which was effective at 1 June 2005, and restructuring provisions charged to profit of US$5 million before taxation. The 2003-2004 result included an exceptional charge of US$10 million before taxation for reassessment of closure plans for closed sites.

Excluding exceptional items, profit before interest and taxation was US$758 million, an increase of US$187 million, or 32.7%, compared with US$571 million in 2003-2004. The increase was mainly due to higher realised prices mentioned above and includes earnings from the ferrochrome operations for the 11 months to 1 June 2005 during which they were owned by BHP Billiton. These higher prices were partially offset by higher price-linked ore supply costs to the QNI Yabulu refinery and higher royalties at Cerro Matoso. In addition, the strengthening of the Colombian peso and Australian dollar against the US dollar, and higher fuel costs, had an unfavourable impact on operating costs.

The 2004-2005 result benefited from the profit on sale of our Acerinox share investment (US$22 million) whilst the 2003-2004 result included the profit from the sale of mineral rights in South Africa (US$30 million).

Exploration expenditure charged to profit in 2004-2005 was US$2 million, which was in line with the prior year.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury and Freight, Transport and Logistics operations, and certain comparative data for divested assets and investments.

The contribution of these corporate activities to our profit before interest and taxation for 2004-2005 was a loss of US$313 million compared with a loss of US$229 million in the prior year. The 2004-2005 result included an exceptional charge of US$47 million before taxation for restructuring of operations. The 2003-2004 result included an exceptional charge of US$42 million before taxation for reassessment of closure plans for closed sites.

Excluding exceptional items, the contribution of the Group and Unallocated Items to our profit before interest and taxation was a loss of US$266 million in 2004-2005, an increase of US$79 million or 42.2% compared with a loss of US$187 million in 2003-2004.

Net corporate operating costs, excluding gains and losses from legacy Australian dollar to US dollar currency hedging and other exchange impacts, were US$292 million, an increase of US$34 million compared to US$258 million in the prior year. This was primarily due to employee share award costs which increased US$26 million over the prior year and higher corporate project and regulatory compliance costs, offset by the profit on the settlement of cash settled derivative contracts for WMC shares that we entered into ahead of the takeover.

The 2003-2004 result included gains on legacy Australian dollar to US dollar currency hedging of US$39 million which expired during that year.

Dividends

We paid a final dividend of 14.5 US cents per share to shareholders in September 2005 and an interim dividend of 13.5 US cents per share in March 2005. The interim dividend included US$220 million (3.6 US cents per share) to complete the US$2 billion capital management programme we announced in August 2004. The declared total dividend for 2004-2005 was 28.0 US cents per share. This compares to total dividends declared in 2003-2004 of 26.0 US cents per share. To the extent permitted under applicable laws, we intend to continue with our progressive dividend policy.

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

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and in rands to shareholders on the South African section of the register. The foreign currency exchange rates applicable two business days before the declaration of the dividend were used for conversion of currencies.

Year ended 30 June 2004 compared with year ended 30 June 2003

The following discussion and analysis is based on the BHP Billiton Group’s Annual Financial Statements, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the two years ended 30 June 2004 and 30 June 2003 as prepared in conformity with UK GAAP.

In this analysis, all references to 2003-2004 or the current period are to the year ended 30 June 2004 and all references to 2002-2003 or the prior period are to the year ended 30 June 2003.

Overview

Global economic conditions improved during the year ended 30 June 2004 compared to the prior year. As product demand and commodity prices both improved, we generated higher cash flows from operating activities, increased our profit after tax and our returns to shareholders, while still continuing our investment in value accretive growth projects.

Profit after tax (before equity minority interests) for the year ended 30 June 2004 was US$3.5 billion compared with US$1.9 billion for 2002-2003. Excluding exceptional items and discontinued operations, profit after taxation (before equity minority interests) was US$3.6 billion compared with US$2.0 billion for the year ended 30 June 2003.

Turnover (including our share of joint ventures and associates and turnover from third party products) was US$24.9 billion for 2003-2004 compared with US$17.5 billion for 2002-2003. Turnover from third party products increased from US$3.4 billion in 2002-2003 to US$6.7 billion in 2003-2004.

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

Available cash flow (after interest and tax) for 2003-2004 was a record US$5.1 billion. This strength in cash flow enabled the continuing development of our project pipeline. The seven projects successfully commissioned during the year required a capital investment of approximately US$1.9 billion. Our Board also approved five major projects during the year: the Worsley Development Capital Projects, Escondida Sulphide Leach, Panda Underground, Ravensthorpe Nickel and the Yabulu Extension projects, representing a combined forecast capital expenditure of US$2.2 billion. In total, we had 14 major growth projects under development, 11 of which were tracking within our Board’s approved budget and schedule. The Minerva gas project in Australia was assigned a rescheduled completion date and a re-estimated cost emanating from a review of contractual arrangements relating to design and construction, the ROD oil project in Algeria also had a rescheduled completion date due to delays in procurement of some equipment and materials, and below expected construction productivity, and the Dendrobium mine development project had a re-estimated cost arising from more difficult than expected mining conditions.

Our Board remained committed to demonstrating strong capital discipline whilst ensuring that we are able to finance our strong and growing organic growth pipeline. Following a review of our current and anticipated cash flows, our Board approved a number of actions associated with capital management activities. On 18 August 2004, we declared a final dividend of 9.5 US cents per share for 2003-2004, an increase of 26.7% over the 2002-2003 final dividend. This brought the total dividends for 2003-2004 to 26.0 US cents per share (see “Dividends” below). Additionally, our Board approved plans to pursue additional capital management initiatives with a target amount of up to US$2 billion (see “Capital Management” in section B “Liquidity and Capital Resources” below).

Results of operations

Consolidated

Profit before interest and taxation was US$5.0 billion for 2003-2004 compared with a profit of US$3.5 billion for 2002-2003. Excluding exceptional items and discontinued operations, profit before interest and taxation was US$5.5 billion for 2003-2004 compared with a profit of US$3.5 billion for 2002-2003. The 2003-2004 profit before tax was reduced by exceptional items totalling US$468 million (US$131 million after tax) as follows:

•	We refined our plans in relation to certain closed operations. This resulted in a charge of US$534 million (US$512 million after tax) comprising:

•	At Southwest Copper (US), a charge of US$425 million (nil tax benefit) resulting from a comprehensive review of closure plans that was undertaken following the refocusing of the Group’s direction during the period towards an accelerated closure strategy. This followed exhaustion of previous alternative strategies, and resulted in a shortened timeframe to closure for some of the facilities. Actions during the year resulting from the review included the announcement of the closure of the San Manuel plant facilities in October 2003, and the divestment and farm-out of certain assets and liabilities during the period, such as the Robinson copper/gold mining operation and the Resolution copper exploration prospect. The review also indicated (a) higher short-term closure costs, due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets; and,

•	At other closed sites, a charge of US$109 million (before a tax benefit of US$22 million), in relation to the Island Copper mine (Canada), the Newcastle steelworks (Australia), the Selbaie copper mine (Canada), and several other smaller sites. These increases resulted from a number of causes, including (a) a reassessment during the period of an original pit lake water treatment process which requires additional treatment for a longer period; (b) a comprehensive environmental assessment completed during the period as a consequence of a change in approach relating to the remediation of river sediment; and, (c) development of detailed closure plans, including site characterisation, in relation to sites which closed during the last two years where closure activities had commenced.

•	We announced we were part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, we recorded an exceptional gain of US$66 million (US$48 million after tax);

•	We elected to consolidate our Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, we chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK GAAP; and

•	The level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada has increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This is a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, we recorded an exceptional tax benefit of US$238 million.

The exceptional item in 2002-2003 was a loss of US$19 million on the 6% of BHP Steel retained by BHP Billiton following its demerger, which became effective on 1 July 2002. BHP Steel has been disclosed as a discontinued business for prior periods.

Apart from the exceptional items, the following table and commentary detail the principal factors that affected profit before interest and taxation for 2003-2004 compared with 2002-2003:

US$Million
Profit before interest and taxation excluding exceptional items for the year ended 30 June 2003	3,481

Change in volumes	180
Change in sales prices	3,145
Price-linked costs	(325)
Inflation on costs	(300)
Costs	70
New operations	55
Ceased and sold operations	75
Asset sales	60
Exchange rates	(775)
Exploration	(85)
Other items	(93)

Profit before interest and taxation excluding exceptional items for the year ended 30 June 2004	5,488

•	Higher sales volumes of copper, iron ore, aluminium, natural gas, LPG, manganese ore, metallurgical coal and diamonds were partially offset by lower oil and titanium feedstock product volumes. This resulted in a net positive impact on profit before interest and taxation of approximately US$180 million;

•	Higher commodity prices increased profit before interest and taxation by approximately US$3,145 million with copper, nickel, petroleum products, aluminium, export energy coal, ferrochrome and iron ore prices having significant contributions;

•	New operations increased profit before interest and taxation by approximately US$55 million mainly due to the commencement of commercial production from the Ohanet wet gas development in Algeria from October 2003;

•	Ceased and sold operations had a favourable impact on profit before interest and taxation of approximately US$75 million. This mainly reflects the impact of divested assets including our petroleum assets in Bolivia, the Alumbrera copper/gold mine in Argentina, and our 33.6% interest in the Highland Valley Copper mine; and,

•	Asset sales favourably impacted profit before interest and taxation by approximately US$60 million mainly due to the sale of non-core assets, including a non-core royalty interest in December 2003 and sales of non-core mineral rights.

The favourable impact of these items was partially offset by the following:

•	Net costs increased by US$555 million, as a result of:

•	Higher price-linked costs, which decreased profit before interest and taxation by approximately US$325 million, mainly due to increased taxes on petroleum products, and higher LME-linked costs;

•	Inflationary and other input cost pressures, principally in South Africa and Australia, which increased costs by approximately US$300 million; and

•	These factors were partially offset by favourable operating cost performance of approximately US$70 million.

•	The unfavourable exchange rate impact on profit before interest and taxation of US$775 million was primarily due to stronger A$/US$ and rand/US$ average exchange rates on operating costs, which had an unfavourable impact on profit before interest and taxation of approximately US$915 million. The conversion of South African rand and Australian dollar denominated net monetary liabilities at 30 June 2004 had a favourable impact of approximately US$65 million on profit before interest and taxation, which was mainly due to the closing A$/US$ exchange rate appreciating 3.4% during the current period compared with an appreciation of 17.7% in the prior year. Gains on legacy A$/US$ currency hedging of US$39 million in the current period had a favourable impact of US$125 million compared to losses of US$86 million in the prior year; and,

•	Exploration expense was approximately US$85 million higher than in the prior period. Gross exploration expenditure was US$454 million, comprising petroleum exploration of US$340 million and minerals exploration of US$114 million, compared with US$348 million in the prior year. Exploration expenditure amounting to US$170 million was capitalised during 2003-2004, and exploration charged against profit in 2003-2004 was US$336 million, including US$52 million of exploration expenditure previously capitalised, which was written off as impaired.

Variations in stripping ratios did not have a material impact on the reported results of 2003-2004 as compared to the prior year.

Depreciation and amortisation expense increased US$103 million to US$1,751 million in 2003-2004. This mainly reflected increased depreciation charges from newly commissioned operations at Ohanet, Western Australian iron ore operations, Escondida, Mozal and Hillside.

Net interest fell from US$537 million to US$502 million, principally driven by lower average debt levels and active management of our debt portfolio which resulted in lower average interest rates. Included in net interest were exchange losses on net debt, mainly relating to the translation of rand denominated debt, of US$133 million compared with losses of US$140 million in the prior year.

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

The tax charge on profit before taxation, excluding exceptional items, was US$1,379 million, representing an effective rate of 27.7%. Excluding the impacts of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, mainly attributable to the strengthening of both the rand and Australian dollar against the US dollar during the period, the effective rate was 26.4%. When compared to the UK and Australian statutory tax rate (30%, excluding a surcharge of 10% for petroleum operations in the UK), the underlying effective tax rate benefited 2% due to the recognition of tax losses (US$100 million) in the US. In addition, investment incentives, development entitlements and other unbenefited tax losses and tax credits were recognised during the year which further reduced the effective rate by 2.4%. These benefits were offset by non-deductible accounting depreciation and amortisation, non-tax effected losses and other items which increased the effective tax rate, before foreign exchange impacts, by 0.8%.

The outside equity interests share of profit after taxation increased from US$40 million in 2002-2003 to US$97 million in 2003-2004.

Customer Sector Group Summary

The following table provides a summary of the Customer Sector Group results for the year ended 30 June 2004 and the prior year.

Year ended 30 June (US$ Million)	Turnover			Profit before interest and taxation (including exceptional items)
	2004	2003	Change %	2004	2003	Change %
Petroleum	5,558	3,264	70.3%	1,457	1,178	23.7%
Aluminium	4,432	3,386	30.9%	776	581	33.6%
Base Metals	3,422	1,954	75.1%	674	286	135.7%
Carbon Steel Materials	4,857	3,714	30.8%	1,137	1,045	8.8%
Diamonds and Specialty Products	1,710	1,485	15.2%	410	299	37.1%
Energy Coal	2,569	2,089	23.0%	234	198	18.2%
Stainless Steel Materials	1,749	1,106	58.1%	561	150	274.0%
Group and unallocated items	725	549	32.1%	(229)	(256)	N/A
Discontinued Operations	—	—	—	—	(19)	N/A
Less: inter-segment turnover	(79)	(41)

BHP Billiton Group	24,943	17, 506	42.5%	5,020	3,462	45.0%

Petroleum

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$5.6 billion during 2003-2004, an increase of US$2.3 billion, or 70.3%, over 2002-2003. Turnover includes sales of third party product, which increased by US$2,035 million to US$2,331 million in the current year. Turnover was favourably affected in 2003-2004 by higher average realised prices for all petroleum products compared with the prior year, including higher average realised oil prices of US$32.24 per barrel compared to US$28.14 per barrel, and higher average realised natural gas prices of US$2.62 per thousand standard cubic feet compared with US$2.21 per thousand standard cubic feet. Additionally, there was a 1% increase in total production of petroleum products. Total production in 2003-2004 was 122.5 million barrels of oil equivalent, compared with total production in 2002-2003 of 121.8 million barrels of oil equivalent.

Refer to the “Glossary of terms” section of this annual report for conversions between tonnes, cubic feet and barrels.

Profit before interest and taxation for 2003-2004 was US$1,457 million compared with a profit of US$1,178 million in the prior year. The 2003-2004 result included an exceptional gain of US$66 million before taxation in relation to the settlement with Dalmine SpA. No exceptional items were included in 2002-2003.

Excluding exceptional items, Petroleum’s profit before interest and taxation was US$1,391 million in 2003-2004, an increase of US$213 million, or 18.1%, compared with 2002-2003. The increase was primarily driven by the favourable higher average price factors mentioned above, together with new production from Ohanet (Algeria) and Boris (US), a write down of the Group’s Bolivian assets in 2002-2003, due to a government driven change to fiscal arrangements, and a smaller loss on foreign exchange than in 2002-2003. These factors were partly offset by the unfavourable effect of higher price-linked costs, increased exploration expenditure, and losses on sale of third party products.

Exploration expenditure incurred in 2003-2004 was US$340 million. The amount charged to profit was US$181 million (including US$6 million of exploration expenditure previously capitalised, now written off as impaired) and expenditure of US$165 million was capitalised. In 2002-2003, exploration expenditure incurred was US$243 million and the amount charged to profit was US$154 million (reflecting capitalised expenditure of US$97 million and US$8 million exploration expenditure previously capitalised, which was written off as impaired). The increase of US$97 million reflected increased exploration activity in the Gulf of Mexico, Trinidad and Tobago and Western Australia.

Aluminium

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$4.4 billion during 2003-2004, an increase of US$1.0 billion, or 30.9%, compared with the prior year.

Turnover was favourably affected by higher realised prices for aluminium and alumina. Average LME aluminium prices increased to US$1,570 per tonne in 2003-2004, compared with US$1,360 per tonne in the prior year. Higher sales volumes from Mozal 2 (Mozambique) and Hillside 3 (South Africa) following full commissioning in August 2003 and December 2003 respectively, also had a favourable impact. In addition, there were increased sales of third party product in 2003-2004, which increased by US$490 million to US$1,823 million.

Aluminium smelter production was 1,256,000 tonnes in 2003-2004 compared with 1,074,000 tonnes in the prior year and alumina production increased from 4.1 million tonnes in 2002-2003 to 4.2 million tonnes in 2003-2004.

Profit before interest and taxation for 2003-2004 was US$776 million compared with a profit of US$581 million in the prior year. The 2002-2003 and 2003-2004 results included no exceptional items. The increase was mainly attributable to the price and volume increases mentioned above. These factors were partially offset by the unfavourable impact on operating costs of strengthening A$/US$, rand/US$ and Brazilian real/US$ average exchange rates, higher LME price-linked costs, increased transportation costs and inflationary pressure in Brazil.

Base Metals

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$3.4 billion during 2003-2004, an increase of US$1.5 billion, or 75.1%, compared with the prior year. This increase was mainly attributable to higher average realised prices for copper of US$1.14/lb in 2003-2004, compared with US$0.73/lb in 2002-2003, and also for silver, lead and zinc. Record production was achieved at Escondida where de-bottlenecking continued as the operation moved towards full capacity. The improvement in the copper market allowed sulphide operations at Tintaya (Peru) to resume in August 2003, returning to full capacity during the current calendar year. Record production was also achieved at Cannington, and production of zinc at Antamina (Peru) was significantly higher. In addition, there were increased sales of third party product in 2003-2004, which increased by US$297 million to US$335 million in 2003-2004.

Production of payable copper increased by 10% to 954,400 tonnes in 2003-2004 compared with 870,500 tonnes in the prior year. Zinc production was 159,200 tonnes in 2003-2004, a decrease of 18% compared with 193,800 tonnes in the prior year. Silver production was 43,692,000 ounces in 2003-2004, an increase of 6% compared with 41,128,000 ounces in 2002-2003 and lead production was 249,900 tonnes in 2003-2004 an increase of 4% compared with 240,042 tonnes in the prior year.

Profit before interest and taxation for 2003-2004 was US$674 million compared with a profit of US$286 million in the prior year. The 2003-2004 result included an exceptional charge of US$482 million before taxation, including a net charge to profit of US$425 million at Southwest Copper (US) resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and partly offset by an increase in the residual value of certain assets. The 2002-2003 result included no exceptional items.

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

Carbon Steel Materials

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$4.9 billion during 2003-2004, an increase of US$1.1 billion, or 30.8%, compared with 2002-2003. This increase was mainly attributable to stronger commodity prices, record production and sales volumes at Western Australian iron ore operations, and higher sales at both Queensland coal and Australian manganese ore operations.

Attributable Western Australian iron ore production was 76.5 million wet tonnes, an increase of 16% compared with the prior year. This increase reflects strong customer demand for iron ore products along with additional capacity following the completion of the Area C and Products and Capacity Expansion projects.

Production of Samarco pellets, pellet feed and sinter fines was 7.7 million tonnes in 2003-2004, a decrease of 0.2 million tonnes compared with the prior year.

Queensland coal production was 29.5 million tonnes in 2003-2004, an increase of 6% compared with the prior year. This reflects stronger market demand. Illawarra Coal production was 5.8 million tonnes in 2003-2004, a decrease of 14% compared with 2002-2003, largely reflecting difficult mining conditions.

Manganese alloy production was 712,000 tonnes in 2003-2004, a decrease of 3% compared with 2002-2003. Manganese ore production was 5.0 million tonnes, an increase of 21% compared with 2002-2003 which was due to strong customer demand.

Boodarie Iron production was 1,716,000 tonnes in 2003-2004, an increase of 3% compared with 2002-2003.

Profit before interest and taxation for 2003-2004 was US$1,137 million compared with a profit of US$1,045 million in the prior year. The 2002-2003 and 2003-2004 results included no exceptional items. The increase was mainly attributable to the price and volume increases mentioned above. In addition, local currency unit cost performance improved at Western Australian iron ore, as a result of ongoing cost efficiency programmes and increased production. These improvements were partially offset by the unfavourable impact of stronger A$/US$ and rand/US$ average exchange rates and inflationary pressure on Australian and South African operations compared with the prior year. Depreciation charges increased at Western Australian iron ore operations following the completion of the Area C and Products and Capacity Expansion projects, and stripping and demurrage costs were higher at Queensland coal and Western Australian iron ore operations.

Exploration expenditure incurred and charged to profit was US$8 million in 2003-2004 and US$9 million in 2002-2003.

Diamonds and Specialty Products

Turnover, including our share of joint ventures and associates and including inter-segment turnover, was US$1.7 billion during 2003-2004, an increase of US$0.2 billion, or 15.2%, compared with 2002-2003. The increase was mainly attributable to higher realised prices for diamonds and Integris metal products (a reflection of strong market conditions), and higher diamond sales volumes.

EKATI (Canada) diamond production was 5,482,000 carats in 2003–2004, an increase of 1,142,000 carats or 26% compared with 4,340,000 carats in the prior year, mainly reflecting record plant throughput in 2003-2004. Sales volumes were up 8% and the average per carat value sold was up 27%.

Diamonds and Specialty Products’ profit before interest and taxation for 2003-2004 was US$410 million compared with a profit of US$299 million in the prior year. No exceptional items were included in 2002-2003 or 2003-2004. The increase in profit was mainly attributable to the price and volume factors mentioned above. In addition, the 2003-2004 result was favourably affected by profits realised on the sale of a non-core royalty interest (US$37 million). These factors were partially offset by higher price-linked costs at Integris Metals (US), lower titanium feedstock volumes, higher depreciation charges at EKATI and the unfavourable impact of stronger rand/US$ average exchange rates on operating costs.

Exploration expenditure incurred in 2003-2004 was US$87 million. The amount charged to profit was US$96 million in 2003-2004, including US$9 million exploration expenditure previously capitalised, now written off as impaired. Exploration expenditure incurred and expensed in 2002-2003 was US$78 million.

Energy Coal

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$2.6 billion during 2003-2004, an increase of US$0.5 billion, or 23.0%, over 2002-2003. The increase in turnover was mainly due to higher export prices resulting from strong demand in both the Atlantic and Pacific markets, and increased sales volumes from Australian and Colombian operations.

Production was 83.9 million tonnes, an increase of 2.7% compared with 81.7 million tonnes in the prior period. This reflects increased production at the Australian and Colombian operations.

Profit before interest and taxation for 2003-2004 was US$234 million compared with US$198 million in the prior year. The 2002-2003 and 2003-2004 results included no exceptional items. The increase was mainly attributable to the price and volume factors mentioned above, together with cost savings driven by integration synergies and business improvement programmes at Cerrejon Coal (Colombia). This was partially offset by the unfavourable impact on net operating costs of stronger rand/US$ and A$/US$ average exchange rates, and higher unit costs at Ingwe (South Africa) reflecting lower export sales volumes, higher contractor costs, and South African inflationary pressures. Increased demurrage costs at Ingwe and Hunter Valley (Australia) also had an unfavourable impact.

Exploration expenditure incurred and capitalised in 2003-2004 was US$3 million. The amount charged to profit was US$37 million, reflecting exploration expenditure previously capitalised, which was written off as impaired.

Stainless Steel Materials

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$1.7 billion in 2003-2004, an increase of US$0.6 billion, or 58.1%, over 2002-2003. The increase was mainly driven by higher realised prices for nickel (2004 – US$5.49/lb; 2003 – US$3.46/lb), and also for ferrochrome products, together with record production at nickel operations achieved through ongoing improvement programmes at both Cerro Matoso (Colombia) and the QNI Yabulu refinery (Australia).

Nickel production was 81,700 tonnes in 2003-2004, an increase of 5% compared with 78,100 tonnes in the prior year. Ferrochrome production was 1,026,000 tonnes in 2003-2004, an increase of 4% compared with 990,000 tonnes in the prior year. These increases were driven by strong market demand, operating efficiency gains and higher capacity utilisation.

Profit before interest and taxation for 2003-2004 was US$561 million compared with US$150 million in the prior year. The 2003-2004 result included an exceptional charge of US$10 million before taxation for reassessment of closure plans for closed sites. The 2002-2003 result included no exceptional items.

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

The contribution of these corporate activities to our profit before interest and taxation for 2003-2004 was a loss of US$229 million compared with a loss of US$256 million in the prior year. The 2003-2004 result included an exceptional charge of US$42 million before taxation for reassessment of closure plans for closed sites. No exceptional items were included in 2002-2003.

Excluding exceptional items, the contribution of Group and Unallocated Items to our profit before interest and taxation was a loss of US$187 million in 2003-2004, a decrease of US$69 million or 27% compared with 2002-2003.

Group and Unallocated Items’ contribution includes gains on legacy A$/US$ currency hedging of approximately US$39 million during the current period, compared with losses of approximately US$86 million in the prior year. These gains or losses mainly reflect the higher or lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the year. Net corporate operating costs, excluding gains and losses from legacy A$/US$ currency hedging and other exchange impacts, were US$258 million, a decrease of US$9 million compared to US$267 million in the prior year. The underlying decrease in costs was partially offset by the impact of asset sales and other one-off items in the prior year.

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

Comparison to results under US Generally Accepted Accounting Principles

A number of differences between the results under UK GAAP and US GAAP arise from the fact that, whilst the DLC Merger was treated as a pooling-of-interests under UK GAAP, it was treated as a purchase of the BHP Billiton Plc Group by the BHP Billiton Limited Group under US GAAP.

For a detailed description of significant differences between UK GAAP and the estimated result under US GAAP see note 34 “US Generally Accepted Accounting Principles disclosures” in the 2005 BHP Billiton Group Annual Financial Statements.

The UK GAAP attributable profit for 2004-2005 was US$6.4 billion, which is US$10 million lower in comparison to US GAAP. The difference includes US$231 million (after tax) gain for fair value accounting for derivatives and US$49 million (after tax) increase in US GAAP net income due to lower employee compensation cost recognised under SFAS 123. Other taxation adjustments, which decreased US GAAP net income by US$284 million, mainly relate to the tax impact of net unrealised foreign exchange gains on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes, and tax expense of US$261 million, which has been recognised in the 2004-2005 year for US GAAP.

Under UK GAAP, attributable profit for 2003-2004 was US$3.4 billion compared to US$2.7 billion under US GAAP, a difference of US$0.7 billion. The difference included estimated adjustments of US$491 million (after tax) for impairment of goodwill recorded on acquisition of the BHP Billiton Plc Group, US$88 million (after tax) for increased depreciation and amortisation of the fair value adjustment on acquisition of the BHP Billiton Plc Group and a US$214 million (after tax) loss for fair value accounting for derivatives. Other taxation adjustments, which increased US GAAP net income by US$150 million, mainly related to the introduction of the tax consolidation regime in Australia, whereby the benefit is recognised over the lives of affected assets for UK GAAP, but is recognised immediately in 2003-2004 for US GAAP.

Under UK GAAP, attributable profit for 2002-2003 was US$1.9 billion compared to US$1.6 billion under US GAAP, a difference of US$0.3 billion. The difference included estimated adjustments of US$85 million (after tax) for increased depreciation and amortisation of the fair value adjustment on acquisition of the BHP Billiton Plc Group. Other taxation adjustments mainly related to the tax impact of net unrealised foreign exchange gains on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes, of US$193 million, which was recognised in the 2002-2003 year for US GAAP. Additionally, the US$61 million charge for UK petroleum tax was reflected in 2002-2003 for US GAAP.

As discussed in note 34 ‘US Generally Accepted Accounting Principles disclosures’ in the 2004 BHP Billiton Group Annual Financial Statements, we changed our methods of accounting for goodwill and employee stock-based compensation under US GAAP in 2002-2003 (refer to footnotes (A) and (B) respectively).

B.     Liquidity and Capital Resources

Cash flow analysis

Our statements of cash flows for the three years ended 30 June 2005, 2004 and 2003 are summarised as follows.

	Year ended 30 June
US$ millions	2005	2004	2003
Net cash inflow from Group operating activities	10,628	6,566	4,834
Dividends received from joint ventures and associates	255	203	197
Net cash (outflow) from returns on investments and servicing of finance	(500)	(332)	(398)
Taxation (payments)	(1,695)	(1,337)	(1,002)

Available cash flow	8,688	5,100	3,631

Net cash (outflow) from capital expenditure and financial investment	(4,024)	(2,832)	(2,355)
Net cash inflow / (outflow) from acquisitions and disposals	(5,879)	179	405

Net cash flow used in investing activities	(9,903)	(2,653)	(1,950)

Equity dividends (paid)	(1,404)	(1,501)	(830)
Net cash inflow / (outflow) from management of liquid resources	998	(178)	(665)
Net cash inflow / (outflow) from debt and finance leases	3,757	(835)	(458)
Share repurchase scheme – BHP Billiton Limited	(1,792)	—	—
Net cash inflow from equity financing	19	51	146

Net cash flow from financing, liquid resources and dividends	1,578	(2,463)	(1,807)

(Decrease) / increase in cash in the financial year	363	(16)	(126)

Available cash flow increased by US$3,588 million, or 70.4%, to US$8,688 million in 2004-2005 from US$5,100 million in 2003-2004. The key components of this increase were increased cash generated from operating activities (mainly due to higher profits) in 2004-2005 compared to 2003-2004, partly offset by increased taxation payments of US$358 million in 2004-2005 compared to 2003-2004.

Available cash flow increased by US$1,469 million, or 40.5%, to US$5,100 million in 2003-2004 from US$3,631 million in 2002-2003. The key components of this increase were increased cash generated from operating activities (mainly due to higher profits) in 2003-2004 compared to 2002-2003, partly offset by increased taxation payments in 2003-2004 compared to 2002-2003.

Capital expenditure and financial investment was a key component of our cash flow used in investing activities in 2004-2005. Expenditure on growth projects and investments amounted to US$10,467 million, including US$6,594 million on the acquisition of WMC, US$845 million on petroleum projects and US$1,869 million on mineral projects. Sustaining and maintenance capital expenditure was US$1,159 million. Proceeds on the disposal of subsidiaries and operations were US$563 million.

Capital expenditure and financial investment was the key component of our cash flow used in investing activities in 2003-2004. Expenditure on growth projects and investments amounted to US$1,698 million, including US$821 million on petroleum projects and US$877 million on minerals and other corporate projects. Sustaining and maintenance capital expenditure was US$926 million.

Our Board has approved 10 major projects over the past year (“major” projects being those involving budgeted capital expenditure of more than US$100 million), with an aggregated budget of approximately US$5.4 billion that are under development as at 30 June 2005. Actual capital expenditure for these projects may be higher if costs increase beyond the amounts budgeted. We have recently reviewed the budget of the Ravensthorpe Nickel and Yabulu Extension projects, following which we have revise the budgets for these projects upwards by US$290 million and US$110 million respectively. The following tables summarise the approved projects:

Projects approved during 2004-2005

Customer Sector Group	Project	Projected Capacity (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Neptune (US) BHP Billiton – 35% share	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	300	End 2007

Petroleum	North West Shelf 5th Train (Australia) BHP Billiton – 16.7% share	LNG processing capacity 4.2 million tonnes per annum (100%)	250	Late 2008

Base Metals	Spence (Chile) BHP Billiton – 100% share	200,000 tonnes per annum of copper cathode	990	Q4 2006

Carbon Steel Materials	WA Iron Ore Rapid Growth Project 2 (Australia) BHP Billiton – 85% share	Increase system capacity to 118 million tonnes per annum (100%)	489	H2 2006

			2,029

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Projected Capacity (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Atlantis South (US) BHP Billiton – 44% share	200,000 barrels of oil and 180 million cubic feet of gas per day (100%)	1,115	Q3 2006

Aluminium	Worsley Development Capital Projects (Australia) BHP Billiton – 86% share	250,000 tonnes per annum of alumina (100%)	165	Q1 2006

Base Metals	Escondida Norte (Chile) BHP Billiton – 57.5% share	Maintain capacity at 1.25 million tonnes per annum of copper (100%)	230	Q4 2005

Base Metals	Escondida Sulphide Leach (Chile) BHP Billiton – 57.5% share	180,000 tonnes per annum of copper cathode (100%)	500	H2 2006

Stainless Steel Materials	Ravensthorpe Nickel (Australia) BHP Billiton –100% share	Up to 50,000 tonnes per annum of contained nickel in concentrate	1,050(3)	Q2 2007

Stainless Steel Materials	Yabulu Extension (Australia) BHP Billiton – 100% share	45,000 tonnes per annum of nickel	350(3)	End 2007

			3,410

(1)	All references to budgeted capital expenditure and capacity are the BHP Billiton Group’s share unless noted otherwise.
(2)	References to quarters and half years are based on calendar years.
(3)	Budgeted project costs have recently been reviewed and forecast costs have been revised to US$1,340 million for Ravensthorpe and US$460 million for Yabulu.

During 2004-2005, we completed 8 projects, reflecting total capital expenditure of approximately US$1,786 million, slightly more than the budgeted cost of US$1,762 million.

Net debt and sources of liquidity

Our policies on debt and treasury management are as follows:

•	Commitment to a solid A credit rating;

•	Cash flow positive before dividends, debt service and any share buybacks, excluding cash effects of major acquisitions;

•	Target a minimum interest cover ratio of eight times over the commodity cycle;

•	Maintain net gearing (net debt/net debt + net assets) of 35-40%;

•	Flexibility from diversification of funding sources; and

•	Generally maintain borrowings and excess cash in US dollars.

Interest rate risk on our outstanding borrowings and investments is managed as part of the Portfolio Risk Management strategy. Refer to note 29 ‘Financial Instruments’ in the 2005 BHP Billiton Group Annual Financial Statements for more details on our Portfolio Risk Management strategy. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. All interest swaps have been designated as hedging instruments.

Net debt at 30 June 2005 was US$9.7 billion, an increase of US$4.7 billion for the year. This increase primarily related to borrowings incurred to fund the acquisition of WMC. Net debt at 30 June 2004 was US$5.0 billion, a decrease of US$1.0 billion for that year. Our gearing level was 35.7% at 30 June 2005, compared with 25.7% at 30 June 2004 and 31.7% at 30 June 2003.

The ratio of current assets (excluding debtors due after one year) to creditors due within one year, which represents amounts falling due within one year, was 87.0% at 30 June 2005 compared with 135% at 30 June 2004 and 126% at 30 June 2003. This decrease is primarily due to the additional debt which was drawn down to fund the acquisition of WMC.

Cash at bank and in hand less overdrafts at 30 June 2005 was US$901 million compared with US$541 million at 30 June 2004 and US$566 million at 30 June 2003. In addition, we had money market deposits at 30 June 2005 of US$502 million compared with US$1,144 million at 30 June 2004 and US$965 million at 30 June 2003.

The maturity profile of our debt obligations is set forth under “Tabular Disclosure of Contractual Obligations” below. The following table sets forth the maturity profile of our undrawn committed facilities as at 30 June 2005 and 2004:

	Undrawn committed facilities as at 30 June
	2005	2004
	(US$ millions)
Expiring in one year or less	—	1,250
Expiring in more than two years	5,500	1,250

	5,500	2,500

In September 2004, our US$2.5 billion multi-currency Revolving Credit Facility was cancelled and replaced with a new US$2.0 billion multi-currency Revolving Credit Facility maturing in September 2009. In March 2005, this facility (which is available for general corporate purposes) was increased to US$3.0 billion. As at 30 June 2005 this facility was undrawn.

In March 2005, we established a new US$5.5 billion acquisition finance facility with a syndicate of banks to finance the WMC acquisition. This facility has a US$3.0 billion 18 month tranche and a US$2.5 billion 5 year tranche. At 30 June 2005, the US$3.0 billion tranche was fully drawn.

The interest rates of these facilities are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with our credit rating. A negative pledge applies to both credit facilities and there are no financial covenants.

In October 2004, Moody’s Investors Service (Moody’s) upgraded our long term credit rating from A2 to A1 (the short term rating is P-1). As a result of the announcement of the takeover of WMC in March 2005, Moody’s changed the Group’s outlook to developing from stable. On the successful acquisition of control of WMC in June 2005, Moody’s changed the Group’s outlook from developing back to stable. Standard & Poor’s made no change to the Group’s outlook or rating which remained at A+ (the short term rating is A-1).

In addition to the foregoing, the following are details of recent activities in relation to our funding facilities:

•	We issued our inaugural Eurobond under the Euro Medium Term Note (EMTN) programme in October 2002. The issue of Euro750 million five-year notes was swapped back to US dollars;

•	In April 2003, we issued our inaugural global bond of US$850 million aggregate principal amount of 4.80% notes, with a ten-year maturity;

•	We increased the maximum amount of our EMTN programme to US$2.0 billion in May 2003;

•	In February 2003, we established a US$2 billion US commercial paper programme and in June 2003 carried out the first issue from the programme;

•	In June 2005, we increased our US dollar commercial paper programme limit from US$2.0 billion to US$3.0 billion.

None of our general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants which vary from facility to facility but which would be considered normal for such facilities.

Capital management

On 18 August 2004, we announced our intention to return up to US$2 billion of capital to shareholders. On 23 November 2004, the first phase of the programme was completed with an off-market share buy-back of 180.72 million BHP Billiton Limited shares. The total amount of capital repurchased by BHP Billiton under the buy-back was US$1.780 billion, representing 2.9% of the issued share capital of the BHP Billiton Group (4.8% of BHP Billiton Limited). The final price for the buy-back was A$12.57 per share, representing a discount of 12% to the volume weighted average price of BHP Billiton Limited shares over the 5 days up to and including the closing date of the buy-back. US and Canadian shareholders and ADR holders were ineligible to participate in the buy-back. The balance of the US$2 billion was returned to shareholders in the form of a higher interim dividend for the first half of 2004-2005.

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

The following discussion describes our material off-balance sheet arrangements at 30 June 2005.

Contingent Liabilities

The following table sets forth our contingent liabilities (not otherwise provided for in the accounts) as of 30 June 2005.

Contingent liabilities (c)
US$ millions
Joint ventures (unsecured) – Other (a)	104
Subsidiary undertakings (unsecured, including guarantees)
Performance guarantees(b)	1
Other (a)	155

Total contingent liabilities (a)	260

(a)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(b)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts at 30 June 2005. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above. Details of the principal legal claims are set out in note 21 ‘Provisions for liabilities and charges’ in the 2005 BHP Billiton Group Annual Financial Statements.
(c)	For US GAAP reporting purposes, the Group is required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible, and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group performance guarantees of US$30 million (2004:US$30 million) and US$333 million (2004: US$388 million) in other for which provisions have been included in the Group accounts.

Refer to note 32 ‘Contingent liabilities’ and note 21 ‘Provisions for liabilities and charges’ in the 2005 BHP Billiton Group Annual Financial Statements.

Commitments for Capital Expenditure

Contractual commitments for capital expenditure outstanding at 30 June 2005 amounted to US$2.4 billion. These commitments related mainly to the Petroleum CSG in connection with developments in the Gulf of Mexico (US$0.2 billion); the Aluminium CSG in connection with Worsley (US$0.1 billion) and Suriname (US$0.1 billion); the Base Metals CSG in relation to Spence (US$0.3 billion) and Sulphide Leach (US$0.3 billion) projects; the Carbon Steel Materials CSG in relation to Queensland Coal operations (US$0.2 billion), Western Australian iron ore operations (US$0.3 billion) and Illawarra Coal (US$0.1 billion); and the Stainless Steel Materials CSG in relation to Ravensthorpe and the Yabulu Expansion (US$0.5 billion). Of the total of US$2.4 billion, US$2.3 billion is expected to be expended in the year ending 30 June 2006. We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities described under “Liquidity and Capital Resources” above or new facilities on similar terms.

Refer to note 26 ‘Commitments’ in the 2005 BHP Billiton Group Annual Financial Statements.

Commitments for Other Expenditure

Contractual commitments for other expenditure outstanding at 30 June 2005 amounted to US$4.0 billion. These commitments relate mainly to supply of goods and services (US$3.4 billion), royalty payments (US$0.1 billion), exploration expenditure (US$0.3 billion) and chartering costs (US$0.2 billion). We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from external sources.

Refer to note 26 ‘Commitments’ in the 2005 BHP Billiton Group Annual Financial Statements.

Commitments Under Leases

We enter into operating leases as a means of acquiring access to various property, plant and equipment, and we have finance leases which predominantly relate to the dry bulk carrier Iron Yandi, power lines, mobile equipment and vehicles. The following table sets forth our lease obligations as of 30 June 2005 broken down by varying maturities.

	Obligations under operating leases	Obligations under finance leases
	(US$ millions)	(US$ millions)
Due not later than one year	250	7
Due later than one year and not later than three years	365	16
Due later than three years and not later than five years	197	14
Due later than five years	212	70

Total commitments under leases	1,024	107

Refer to note 26 ‘Commitments’ in the 2005 BHP Billiton Group Annual Financial Statements.

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

The book value (representing the amounts held on our balance sheet) and fair value of our financial instruments is as follows:

	Book value 2005	Fair value 2005
	US$ millions
Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Short-term borrowings	(3,202)	(3,202)
Long-term borrowings	(8,371)	(8,630)
Cross currency contracts
Principal	447	423
Interest rate	40	113
Other liabilities to be settled in cash	(4,891)	(4,891)
Interest rate swaps	28	27
Cash and money market deposits	1,418	1,418
Loans to joint ventures and associates	84	84
Current asset investments	212	212
Fixed asset investments (excluding investment in own shares)	98	163
Investment in exploration companies	—	21
Other assets to be settled in cash	3,804	3,804
Derivative financial instruments held to hedge the BHP Billiton Group’s foreign currency transaction and commodity price risks
Forward commodity contracts	—	6
Forward foreign currency contracts	—	40

	(10,333)	(10,412)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges, and borrowings are presented excluding the effect of the principal portion of cross currency interest rate swaps.

Refer to note 29 ‘Financial Instruments’ in the 2005 BHP Billiton Group Annual Financial Statements.

F.     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations at 30 June 2005 broken down by varying maturities:

(US$ millions)	Bank loans, debentures and other loans	Subsidiary preference shares	Obligations under operating leases	Obligations under finance leases	Capital commitments	Other commitments	Other creditors(1)	Total
Due for payment
In one year or less or on demand	2,649	450	250	3	2,308	967	4,350	10,977
In more than one year but not more than three years	3,667	—	365	11	106	1,200	113	5,462
In more than three years but not more than five years	1,224	—	197	7	4	599	—	2,032
In more than five years	3,080	—	212	35	—	1,239	360	4,925

	10,620	450	1,024	56	2,418	4,005	4,823	23,396

(1)	Other creditors represent liabilities deemed to be financial instruments, payable in cash.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

The purpose of implementing the DLC structure was to allow BHP Billiton Limited and BHP Billiton Plc to function as a single economic entity which: (1) benefits from shared assets and growth prospects; (2) combines a number of large, low-cost and long life mining, metals and energy assets with global scale; and, (3) through diversification, is more resilient and better placed to manage exposure to commodity price cycle risk inherent to the resources industry while maintaining their status as separate legal entities with separate primary listings in major economic centres.

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

Directors and Officers of BHP Billiton Group

A unified Board of 11 Directors manages the Group. The names of Directors and their biographical details are set out below(1).

Name	Position	Initially elected or appointed to BHP Billiton Limited Board	Initially elected or appointed to BHP Billiton Plc Board

Mr. D.R. Argus(2)	Chairman	November 1996	June 2001

Dr. D.C. Brink(3)(4)	Director	June 2001	June 1997

Dr. J.G.S. Buchanan(2)(5)	Director	February 2003	February 2003

Mr. M.A. Chaney(6)	Director	May 1995	June 2001

Mr. C Cordeiro	Director	February 2005	February 2005

Mr. D.A. Crawford(3)	Director	May 1994	June 2001

Mr. C.W. Goodyear	Chief Executive Officer and Executive Director	November 2001	November 2001

Dr. D.A. Jenkins(3)(5)	Director	March 2000	June 2001

Lord Renwick of Clifton(2)(5)(6)	Director	June 2001	June 1997

Mr. M. Salamon	Executive Director	February 2003	February 2003

Dr. J.M. Schubert(2)(5)	Director	June 2000	June 2001

(1)	On 8 September 2005 the Directors agreed to appoint The Hon. Gail de Planque as a director of BHP Billiton Limited and BHP Billiton Plc effective on 19 October 2005.
(2)	Member of the Nomination Committee.
(3)	Member of the Risk and Audit Committee.
(4)	Member of the Sustainability Committee.
(5)	Member of the Remuneration Committee.
(6)	Lord Renwick of Clifton and Mr M A Chaney have announced that they will not seek re-election as directors at the 2005 Annual General Meetings of shareholders.

After a non-executive Director has served on the Board for more than nine years from the date of their first election, that Director will stand for annual election from the first annual general meeting after the expiration of their current term. The remaining Directors are subject to retirement by rotation, at least one-third retiring each year by order of seniority of election, and may not continue to hold office without re-election after the third annual general meeting following their last election by the shareholders. Eligible retiring Directors may offer themselves for re-election by the shareholders. Directors may be appointed by the Board up to the total number permitted, which is 20. Such Directors hold office until the next annual general meeting and must submit themselves to shareholders for election at such meeting. A person who has attained the age of 70 may only by special resolution be appointed or re-appointed as a Director of BHP Billiton Limited or BHP Billiton Plc to hold office until the conclusion of BHP Billiton Limited’s or BHP Billiton Plc’s next annual general meeting. A person who attains the age of 70 during their tenure as a Director may continue to act as a Director during the period that starts on the day on which they turn 70 and ends at the conclusion of the first general meeting of BHP Billiton Limited or BHP Billiton Plc after that day.

The Board manages planning for its own succession with the assistance of the Nomination Committee. The Nomination Committee is comprised entirely of independent non-executive directors. The Committee supports and advises the Board in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors, having regard to the highest standards of governance, by:

•	considering the skill, knowledge and experience necessary to allow the Board to meet the strategic vision for the Group;

•	assessing the skill, knowledge and experience currently represented on the Board;

•	identifying any skills, knowledge and experience not adequately represented and agree the process necessary to ensure a candidate is selected who brings those traits; and

•	reviewing how Board performance may be enhanced, both at an individual Director level and for the Board as a whole.

The executive officers of both the BHP Billiton Limited Group and the BHP Billiton Plc Group who are not Directors are as follows: (1)

Name	Position	Appointed to Position
Mr. P.S. Aiken	Group President Energy	March 2004
Mr. J.C. Fast	Chief Legal Counsel and Head of External Affairs	December 1999
Mr. R.W. Kirkby	Group President Carbon Steel Materials	March 2004
Dr. M. Kloppers	Chief Commercial Officer	December 2003
Mr. C.J. Lynch	Chief Financial Officer	September 2001
Mr. M. P. Randolph	Chief Human Capital & Excellence Officer	September 2005

(1)	Mr I.C. Fraser, former Group Vice President Human Resources, retired from BHP Billiton on 4 September 2005.

Directors of BHP Billiton Limited and BHP Billiton Plc

Biographical details for the Directors of BHP Billiton Limited and BHP Billiton Plc are as follows:

Don Argus, AO, FAIB, FCPA, FAICD, 67: Appointed a Director of BHP Limited in November 1996 and Chairman in April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Nomination Committee. Former Managing Director and Chief Executive Officer of National Australia Bank Limited. He is Chairman of the Brambles Group and a Director of Australian Foundation Investment Company Limited. He is also a member of the International Advisory Council of Allianz Aktiengesellschaft.

David Brink, MSc Eng (Mining), D.Com (hc), 66: Appointed a Director of Billiton Plc in June 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. Chairman of the Sustainability Committee (previously called the Health, Safety and Environment Committee) and a member of the Risk and Audit Committee. He is Chairman of Unitrans Limited and Deputy Chairman of ABSA Bank Limited and ABSA Group Limited. He is also a Director of Sanlam Limited and Sappi Limited and Vice President of the South African Institute of Directors.

John Buchanan, BSc, MSc (Hons 1), PhD, 62: A Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. He is the Senior Independent Director of BHP Billiton Plc. Chairman of the Remuneration Committee and a member of the Nomination Committee. He is Deputy Chairman of Smith & Nephew Plc, a Director of AstraZeneca Plc and Vodafone Group Plc. He is a former Executive Director and Group Chief Financial Officer of BP Plc, Treasurer and Chief Executive of BP Finance, and Chief Operating Officer of BP Chemicals.

Michael Chaney, AO, BSc, MBA, Hon. LLD W.Aust, FAIM, FAICD, 55: Appointed a Director of BHP Limited in May 1995 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. He is Chairman of Gresham Partners Holdings Limited. He is Vice President of the Business Council of Australia, a Director of National Australia Bank Limited and the Centre for Independent Studies Limited and Chairman of the Australian Research Alliance for Children and Youth Limited, a member of the JP Morgan International Council and a member of the Council of the National Gallery of Australia. He is the former Managing Director of Wesfarmers Limited.

Carlos Cordeiro, AB, MBA, 49: A Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro vacated his office on 3 April 2005 and was re-appointed by the Board on 26 August 2005. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other directors and senior executives, he was in possession of unpublished price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the whole of the period that was available to him to comply. Mr Cordeiro is seeking election by shareholders at the 2005 Annual General Meetings. He is an Advisory Director of The Goldman Sachs Group Inc and a Vice Chairman of Goldman Sachs (Asia). He was formerly Partner and Managing Director of The Goldman Sachs Group Inc. He joined Goldman Sachs to help lead its international expansion in 1990 and was the senior banker to the World Bank.

David Crawford, B Comm, LLB, FCA, FCPA, FAICD, 61: Appointed a Director of BHP Limited in May 1994 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. Chairman of the Risk and Audit Committee. Chairman of Lend Lease Corporation Limited, and a Director of Foster’s Group Limited and Westpac Banking Corporation. He is former Australian National Chairman of KPMG, Chartered Accountants.

Gail de Planque, AB (Mathematics), MS (Physics) PhD (Env Health Sciences), 60: On 8 September 2005 the Directors agreed to appoint The Hon. Gail de Planque as a Director of BHP Billiton Limited and BHP Billiton Plc with such appointment to become effective on 19 October 2005. Dr de Planque is an expert in nuclear technology and has over 30 years’ experience as a physicist, adviser and regulator in the field of nuclear energy. She is a consultant on atomic energy matters and is President of Strategy Matters Inc. and a Director of Energy Strategists Consultancy Ltd. She is a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy, a Fellow and former President of the American Nuclear Society, a Fellow of the American Association for the Advancement of Science and a Member of the US National Academy of Engineering. She is a Director of TXU Corp, Northeast Utilities, Landauer Inc., BNG America Inc., and a former Director of BNFL Plc.

Charles Goodyear, BSc, MBA, FCPA, 47: Appointed a Director of BHP Billiton Limited and BHP Billiton Plc in November 2001 and as Chief Executive Officer in January 2003. Former Chief Development Officer and former Chief Financial Officer of BHP Billiton Limited and BHP Billiton Plc. He is a member of International Council of Mining and Metals and the United States National Petroleum Council. He is a former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc.

David Jenkins, BA, PhD (Geology), 66: Appointed a Director of BHP Limited in March 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. A member of the Remuneration Committee and Risk and Audit Committee. A Director of Orion Energy Associates Limited, a private UK company pursuing oil & gas exploration ventures. A Director of Chartwood Resources Ltd, a private company providing consultancy services and business and technology advice to the oil industry. Former Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. During 2003, he was a member of the Technology Advisory Committee of the Halliburton Company and the Advisory Council of Consort Resources. He also chaired the Energy Advisory Panel of Science Applications International Corporation.

Lord Renwick of Clifton, KCMG, MA, 67: Appointed a Director of Billiton Plc in June 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. A member of the Nomination Committee and the Remuneration Committee. Former British Ambassador to the United States and to South Africa. He is Chairman of Fluor Limited, Vice Chairman of Investment Banking of J P Morgan, and a Director of Compagnie Financiere Richemont AG, Fluor Corporation Inc., SABMiller Plc and Fleming Family & Partners Limited.

Miklos (Mike) Salamon, BSc Mining Engineering, MBA, 50: Appointed an executive Director of BHP Billiton Limited and BHP Billiton Plc in February 2003 and Group President Non-Ferrous Materials (consisting of Aluminium, Base Metals and Stainless Steel Materials) in March 2004. He is Chairman of WMC Resources Ltd and Samancor Limited and a Director of Richards Bay Iron and Titanium Pty Ltd, Cerro Matoso SA and Minera Escondida Ltda. From July 1997 to June 2001 he was an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium. Former Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus.

John Schubert, BC Eng, PhD (Chem Eng), FIEAust, FTSE, 62: Appointed a Director of BHP Limited in June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. A member of the Nomination Committee and the Remuneration Committee. Chairman of the Commonwealth Bank of Australia, a Director of Qantas Airways Limited and Chairman of Great Barrier Reef Research Foundation. He is also Chairman of G2 Therapies Limited and a Member and past President of the Business Council of Australia. He is former Chief Executive Officer of Pioneer International Limited, former Chairman and Managing Director of Esso Australia Limited and former Chairman of Worley Parsons Limited.

Executive Officers of BHP Billiton Limited and BHP Billiton Plc (excluding executive directors)

Philip Aiken, BE (Chemical Engineering), Harvard Business School – Advanced Management Program, 56: Appointed Group President Energy in March 2004. He was President and Chief Executive Officer, Petroleum from October 1997. Former Director BTR Plc and former Managing Director BTR Nylex, following a long career at BOC Plc where his last role was Managing Director, Gases Europe. He is a Director of Robert Walters Plc, and was Chairman of the Sydney 2004 World Energy Congress Organising Committee.

John Fast, BEc (Hons), LLB (Hons), ASIA, 55: Appointed Chief Legal Counsel in December 1999 and, in addition, was appointed Head of Asset Protection in July 2001 and Head of External Affairs (Government and Community Relations) in January 2003. Former Senior Commercial Partner, Arnold Bloch Leibler. Director of the Medical Research Foundation for Women and Babies (Australia), Chairman of Rotary Indigenous Australian Tertiary Scholarship Advisory Board and a member of the Takeovers Panel (Australia). He is a member of the Strategic Advisory Board to The University of Melbourne Law School’s Graduate Programme, an Associate of the Securities Institute of Australia, a member of the Law Institute of Victoria, a member of the General Counsel 100 (UK) and a member of the Corporate Counsel Advisory Committee of the Metropolitan Corporate Counsel (USA).

Robert Kirkby, BE Civil (Hons), Harvard Business School - Advanced Management Program, 58: Appointed Group President, Carbon Steel Materials in March 2004. Previously President Carbon Steel Materials, Chief Operating Officer BHP Minerals, President BHP Steelmaking and Energy, Group General Manager and Chief Executive Officer BHP Coal, Group General Manager and Chief Operating Officer of various divisions in BHP Steel, and General Manager Newman-BHP Minerals.

Marius Kloppers, BE (Chem), MBA, PhD (Materials Science), 43: Appointed Chief Commercial Officer in December 2003. Previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese, and held various positions at Billiton Aluminium, amongst them Chief Operating Officer and General Manager of Hillside Aluminium. His previous career was as a consultant with McKinsey Inc.

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

Marcus Randolph, BSc, MBA, Harvard Business School, 49: Appointed Chief Human Capital & Excellence Officer in September 2005. He joined BHP Minerals in 1999 as Chief Development Officer and held the role of President, Diamonds and Specialty Products from August 2002 until September 2005. As Chief Human Capital and Excellence Officer he has responsibility for Human Resources, Business Excellence and Information Technology. His earlier career was as Chief Executive Officer of a Singapore-based gold and petroleum company. He also held senior positions with Rio Tinto and Asarco.

B. Compensation

Remuneration Report

Glossary of Terms

Key abbreviations used throughout this Remuneration Report are set out below.

Board	The Boards of Directors of BHP Billiton Limited and BHP Billiton Plc

CIP 2001	Co-Investment Plan 2001

Committee	The Remuneration Committee of BHP Billiton Limited and BHP Billiton Plc

Deferred Share	A nil-priced option or a conditional right to acquire a Share issued under the rules of the GIS

EPS	Earnings Per Share – one of the Performance Hurdles for long-term incentives

ESP 1999 and 2000	Employee Share Plan 1999 and 2000

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries

GIS	Group Incentive Scheme

KPI	Key performance indicator used to measure the performance of the Group, individual businesses and executives in any one year

LTIP	Long Term Incentive Plan

MTI 2001	Medium Term Incentive Plan 2001

Option	A right to acquire a Share on payment of an exercise price issued under the rules of the GIS

Performance Hurdle	A specified target against which the Group’s performance is measured to determine the extent to which long-term incentives might vest

Performance Share	A nil-priced option or a conditional right to acquire a Share, subject to Performance Hurdles issued under the rules of the GIS or the LTIP

PSP 2000 and 2001	Performance Share Plan 2000 and 2001

RSS 2001	Restricted Share Scheme 2001

Share	Fully paid Ordinary Share in the capital of BHP Billiton Limited or BHP Billiton Plc

Specified Executives	Those executives (other than executive Directors and numbering at least five) who have the greatest authority for managing the BHP Billiton Group. The Specified Executives of the Group are: Philip Aiken, Group President Energy; John Fast, Chief Legal Counsel; Robert Kirkby, President Carbon Steel Materials; Marius Kloppers, Chief Commercial Officer; and Christopher Lynch, Chief Financial Officer

TSR	Total Shareholder Return – one of the Performance Hurdles for long-term incentives. It is the change in share price plus dividends reinvested

1.     Remuneration Committee

1.1	Role

The Remuneration Committee, operating under delegated authority from the Board, focuses on:

•	remuneration policy;

•	adoption of incentive plans;

•	determination of levels of reward to the CEO and approval of rewards to those reporting to the CEO;

•	guidance on evaluating the performance of the CEO; and

•	communication to shareholders on the Committee’s work on behalf of the Board.

The Committee is committed to the principles of accountability, transparency and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance.

Its activities are governed by terms of reference, available on the BHP Billiton website at www.bhpbilliton.com/aboutus/governance.

An independent assessment of the effectiveness of the Committee has commenced and is due to be completed in the 2005 calendar year. The objectives of the review are to investigate and assess whether the Committee is:

•	appropriately constituted and supported;

•	performing optimally;

•	operating as an integral contributor to the overall performance of the Board;

•	capable of dealing with the complex issues surrounding remuneration; and

•	able to handle the level of complexity involved in setting remuneration policy in a global environment.

A review of the Committee’s terms of reference will also take place as part of this process.

1.2 Membership and meetings

Independent non-executive Directors Dr John Buchanan (Chairman), Dr David Jenkins, Lord Renwick of Clifton and Dr John Schubert were members of the Committee throughout the year.

The Committee met seven times during the year. The Group Chairman, the CEO and the Group Vice President Human Resources attended Committee meetings by invitation and assisted the Committee in its deliberations during the year, except where matters associated with their own remuneration were considered.

1.3 Advisors

The Committee appointed Kepler Associates, an independent consultant, to advise on executive remuneration matters during 2004-2005. The Board appointed Oppeus Pty Limited to conduct an independent review of all Committees, including the Remuneration Committee. The Committee draws on data from a range of external sources including publications by remuneration consultants such as Hay Group, Towers Perrin and Hewitt Bacon & Woodrow.

2. Remuneration Policy

The Committee recognises that the Group operates in a global environment and that its performance depends on the quality of its people.

The key principles of the Group’s remuneration policy are to:

•	provide competitive rewards to attract, motivate and retain highly skilled executives willing to work around the world;

•	apply demanding key performance indicators (KPIs) including financial and non-financial measures of performance;

•	link rewards to the creation of value to shareholders;

•	ensure remuneration arrangements are equitable and facilitate the deployment of human resources around the Group; and

•	limit severance payments on termination to pre-established contractual arrangements that do not commit the Group to making unjustified payments in the event of non-performance.

3. Remuneration Structure

It is the Group’s policy that service contracts for senior management, including the CEO, have no fixed term but be capable of termination on a maximum of 12 months’ notice, and that the Group retains the right to terminate the contract immediately, by making a payment equal to no more than 12 months’ pay in lieu of notice.

Some executives (but not the CEO) have pre-existing service contracts that contain notice periods that exceed 12 months. The Committee has determined that it will limit notice periods to 12 months in all future contracts for executives.

Remuneration is divided into two components: fixed and at risk. BHP Billiton’s remuneration policy is to pay at the median level of remuneration for target performance and to provide the opportunity for upper decile rewards for distinctive (upper decile) performance. Remuneration levels are reviewed each year to take account of cost of living changes, any change in the scope of the role performed by the executive and any changes required to meet the principles of the remuneration policy.

Details of the remuneration received by the executives for whom remuneration is reported are set out in sections 4 and 5 of this Remuneration Report.

3.1 Fixed remuneration

Fixed remuneration is generally made up of base salary and benefits. Base salaries are set by reference to the scope and nature of the individual’s role, and their performance and experience. Market data is used to benchmark salary levels on a global scale, adjusted for local conditions. Consideration is given to competitive global remuneration levels. In addition, some executives receive benefits that might include retirement benefits, health insurance, relocation costs, life assurance, car allowances and tax advisory services.

Some retirement benefits are delivered under defined benefit plans. The Committee considers that these types of plans can place an unreasonable financial burden on the Group and has therefore resolved that no new members will be admitted to the remaining defined benefit plans.

Summary of the operation of the Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP)

3.2 At risk remuneration

At risk remuneration is delivered as short and long-term incentives under the Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP) to senior executives. The amount of at risk remuneration, if any, that is earned by an executive is wholly dependent on that executive’s and the Group’s performance against pre-determined KPIs and Performance Hurdles.

The GIS rewards executives for meeting or exceeding KPIs that are set each year and aligned to BHP Billiton’s strategic framework. The LTIP is designed to drive sustainable performance in the longer term. Both schemes reflect the Group’s commitment to meeting pre-determined targets and to align incentives to shareholder value creation. Participation in the GIS and LTIP is approved by the Committee. Executives are required to hold a minimum number of BHP Billiton Shares throughout the period of their participation in the plans.

A summary of all incentive plans under which awards to executive Directors are still to vest or be exercised appears in section 8.1 below. Entitlements held by Specified Executives under incentive plans are summarised in section 5.4 below and detailed in note 31 ‘Specified executives’ in the 2005 BHP Billiton Group Annual Financial Statements.

3.2.1	Group Incentive Scheme and Long Term Incentive Plan

At the beginning of the year, Performance Shares were granted to participants under the LTIP. The Committee determines the number of Shares granted to each participant but, in any one financial year, a participant cannot be granted Performance Shares having an expected value that exceeds two times their annual base salary. The value is determined using a Monte Carlo or similar valuation model. The Performance Shares are subject to a Performance Hurdle, based on Total Shareholder Return (TSR) during the performance period (1 July 2004 to 30 June 2009), to be measured as at 30 June 2009.

The Performance Hurdle requires the Group’s TSR to exceed a median TSR benchmark over the performance period which will be the weighted average TSR of a group of peer companies (shown below), weighted 75 % to mining companies and 25 % to oil and gas companies.

The amount by which the Group’s TSR exceeds the median will determine the number of Performance Shares that will vest. If the Group’s TSR exceeds the median by a specified percentage then 100 % of Performance Shares will vest. The Committee will decide each year what that percentage will be for the year. For the 2005 financial year that percentage was 5.5 % per annum. This is a cumulative amount and equates to exceeding the median over the five-year performance period by 30%. This would be regarded by the Committee, and the Board, as outperformance.

The Performance Shares will be treated as though they would have earned dividends from the date they were granted. Once the underlying shares are issued or transferred to a participant, the participant will receive a payment in lieu of those dividends. The entitlement of participants to Performance Shares is summarised below:

TSR of the Group	Percentage of Performance Shares that will vest
Below or equal to the weighted average TSR (median)	0
Exceeds median TSR by a specified percentage per annum on a cumulative basis (outperformance)	100
Between median TSR performance and outperformance	Pro-rata between 0 and 100 depending on position of performance between median TSR performance and outperformance

The Committee retains the overall discretion to decide that the Performance Shares should lapse, although it is intended that it will only exercise this discretion where it forms the view that the Group TSR does not properly reflect the financial performance of the Group over the Performance Period.

The peer group of companies against which the Group’s TSR performance is measured comprises:

• Alcan	• Marathon Oil Company
• Alcoa	• Newmont Mining
• Alumina	• Noranda
• Anglo American	• Norilsk
• BG Group	• Phelps Dodge
• BP	• Rio Tinto
• Companhia Vale do Rio Doce	• Shell
• Conoco Phillips	• Total
• Exxon Mobil	• Unocal
• Freeport-McMoRan	• Woodside Petroleum
• Impala	• Xstrata
• Inco

These Performance Hurdles were chosen to encourage participants to focus on the long-term performance of the Group.

3.3 Bonus Amount for Petroleum Executives

Oil and gas reserve targets are one of the specific performance measures by which a number of BHP Billiton Petroleum executive’s bonus awards are determined. The extent to which reserve targets contribute to the calculation of the bonus amount vary according to the nature and type of an individual’s job. Typically, reserve targets are used to assess the performance of those people who are directly responsible for the calculation of reserves and for ensuring that technical work is completed and rigorously and properly reported. These people include Asset Team Leaders and the Petroleum Engineering Managers and Chief Petroleum Engineers. As the appraisal and measurement of reserves is a key component of these individual’s jobs, reserves targets are a useful and suitable measure of their performance. In addition, there are some individuals in support roles whose bonuses are indirectly linked to reserve additions. Of the approximately 100 BHP Billiton Petroleum executives who are participants in the GIS, 75 have performance measures linked to reserve targets. Of these, 47 individuals work in petroleum engineering or asset teams.

Our Global Practice Leader, Reserves and Production has over riding responsibility for the calculation of recorded reserves, and reports to our Chief Financial Officer. His specific performance measures for the purpose of bonus awards do not include any component relating to recorded reserves.

Award Targets/Weightings

For those individuals who have reserve targets as a direct performance measure, the weighting of the targets in their personal scorecards (i.e. the extent to which the measure counts towards their total GIS bonus amount) varies from less than 1% to 24% weighting. The majority of participants have weightings less than 7.5%.

Depending on how individuals and teams perform against their pre-set reserve addition targets, and taking into account the weightings listed above, the impact of achieving either the threshold, target or stretch level of reserve targets can vary an individual’s bonus award from less than 1% up to 36%. The bulk of individuals would be impacted in the range from less than 1% to 10% depending on the weighting in their scorecards. The incentive values attributable to reserve targets for the 75 people mentioned above, range from US$128 to US$47,640.

Reserve Target Setting for fiscal 2006

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

4. Executive Directors

During the year and at the date of this Remuneration Report there were two executive Directors in office, Mr Charles Goodyear and Mr Miklos (Mike) Salamon. The following sections detail their remuneration arrangements.

The tables that appear in sections 4.1.3, 4.1.4, 4.2.3 and 4.2.4 have been prepared in accordance with the law and Accounting Standards in Australia and the UK. The tables contain the amounts paid to the executive Directors during the year and a value of the at risk component of their remuneration. The at risk component is made up of Performance Shares, Deferred Shares and/or Options and is an estimate only because the amount cannot be finally determined until (i) shareholders have approved the issue of the Shares or Options, and (ii) the performance period has expired and the performance has been assessed against the Performance Hurdles. Summaries of remuneration for Messrs Goodyear and Salamon for the year appear in sections 4.1.1 and 4.2.1 respectively.

4.1 Mr Charles Goodyear

4.1.1 Summary of remuneration arrangements

Mr Goodyear’s fixed remuneration is made up of base salary, retirement benefits and other benefits, and equals 45 % of total remuneration when calculated at the target level of performance. The at risk remuneration, made up of short and long-term incentives, equals 55 % of total remuneration when calculated at the target level of performance.

The Committee has assessed Mr Goodyear’s performance for the year and has concluded that it was above target (see section 3.3 of this Report for the assessment in relation to Group KPIs). Accordingly, the value of at risk remuneration, and therefore the percentage of the total that is attributable to at risk remuneration, will be greater than the target percentage.

Summary of fixed and at risk remuneration of Mr Goodyear for the year ended 30 June 2005

Component	Amount (US$)	Further information
Fixed remuneration
(Comprising base salary and benefits (including retirement benefits))	2,003,301	see section 4.1.3
At risk remuneration
Cash bonus	1,240,313	see section 4.1.3
Dividend Equivalent Payment value	291,201	see section 4.1.3
Estimated fair value of the Deferred Shares	1,060,302	see section 4.1.3
Notional value of the Performance Shares	558,141	see section 4.1.4
Estimated total remuneration for financial year 2005	5,153,258

4.1.2 Service contract

Mr Goodyear has a single service contract with BHP Billiton Limited and BHP Billiton Plc dated 21 August 2003. It does not contain a fixed term and can be terminated by the Group on 12 months’ notice or by Mr Goodyear on three months’ notice. The Group has the right to immediately terminate the contract by paying Mr Goodyear 12 months’ base salary and the superannuation (or pension) contribution, in lieu of notice.

The rules of the GIS and LTIP cover any entitlements Mr Goodyear might have in relation to short and long-term incentives, including entitlements that have not vested at the date of termination. The rules of those schemes outline the circumstances in which Mr Goodyear (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which Mr Goodyear would be entitled to a cash bonus payment for the performance year in which he leaves the Group. Those circumstances depend on the reason for his departure.

The Committee has discretion in relation to the entitlements of an employee on termination in some circumstances. This will include situations where the employee and the Group reach a mutual decision to part. To provide the Group, its shareholders and Mr Goodyear with as much certainty as possible in relation to the exercise of that discretion, the Committee has determined what Mr Goodyear’s entitlements might be if a mutual decision to part was reached. The Committee has resolved that, providing Mr Goodyear has served as CEO for a minimum of three years, he would be entitled to:

•	any Deferred Shares or Options that had been granted but were not exercisable at the date of departure. The Committee believes that as the performance measures for the grant of these Deferred Shares or Options have already been met, save for the requirement that they be held for two years from the date of grant it is appropriate that they be awarded

•	a cash bonus for the year in which the parting takes place, calculated according to Mr Goodyear’s performance measured against his KPIs and pro-rated to reflect the actual period of service, and

•	a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable, pending satisfaction of Performance Hurdles. The number of entitlements will be pro-rated to reflect Mr Goodyear’s period of service from the date the awards were granted and will only become exercisable if and when the Performance Hurdles are met.

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

4.1.3 Remuneration

Mr Goodyear’s target cash bonus amount, set by the Committee at the beginning of the year, was 70 % of adjusted salary. Group KPIs represented an 80 % weighting and personal KPIs 20%. The Committee has assessed the Group’s and Mr Goodyear’s performance for the year and awarded 94.5 % of salary as a cash bonus. The Committee has set Mr Goodyear’s KPIs for the year ended 30 June 2006 and has again set a target cash bonus amount of 70 % of salary. Group KPIs for the year will represent a 70 % weighting. Personal KPIs include business growth, project performance, business excellence, corporate strategic issues and senior executive succession planning.

Remuneration of Mr Goodyear for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Retirement benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Share-based compensation long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	FIXED	FIXED	AT RISK	AT RISK	AT RISK		AT RISK	AT RISK
2005	1,312,500	60,801	630,000	1,240,313	291,201	1,060,302	4,595,117	552,711	(212,304)	4,935,524
2004	1,250,000	321,071	600,000	1,070,125	—	934,443	4,175,640	332,087	(370,329)	4,137,398

The notes to this table appear in section 8.2 below.

4.1.4 Share and Option plans

All Shares under award and Options issued form part of Mr Goodyear’s at risk remuneration. The extent to which Shares (save for Deferred Shares and Options) will vest is wholly dependent on the extent to which the Performance Hurdles are met. No Options held are vested but not exercisable, except where stated.

Summary of interests of Mr Goodyear in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005

	BHP Billiton Limited Ordinary Shares under option					Exercise price (4) (A$)	First exercise date	Expiry date
Scheme	At 1 July 2004	Granted (3)	Exercised	Lapsed	At 30 June 2005
GIS 2004 Options	—	180,613	—	—	180,613	15.39	August 2006	August 2009
GIS 2003 Options	320,725	—	—	—	320,725	11.11	August 2005	August 2008
ESP 2000(1)	722,785	—	—	—	722,785	7.60	3 April 2003	2 April 2010
ESP 1999(1)	351,065	—	—	—	351,065	6.92	23 April 2002	22 April 2009

Scheme	BHP Billiton Limited Ordinary Shares under award
	At 1 July 2004	Granted(3)	Vested	Lapsed	At 30 June 2005	Vesting date
LTIP 2004 Performance	—	500,000	—	—	500,000	August 2009
GIS 2004 Deferred	—	44,601	—	—	44,601	August 2006
GIS 2003 Deferred	28,093	—	—	—	28,093	August 2005
GIS 2003 Performance	112,375	—	—	—	112,375	August 2006
GIS 2002 Performance	180,154	—	—	—	180,154	August 2005
PSP 2001(2)	136,573	—	122,916	13,657	—	1 October 2004
Total	457,195	544,601	122,916	13,657	865,223

Notes:

(1)	All of the award is exercisable.
(2)	90 % of the Shares vested in October 2004, following the end of the performance period, and the BHP Billiton Limited market price was A$14.82. The remaining 10 % lapsed. Mr Goodyear exercised 53,600 of the vested Shares on 5 May 2005 when the market price was A$16.50 and 53,600 on 6 May 2005 when the market price was A$16.52. The aggregate gain was A$884,400 and A$885,472 respectively. As at 30 June 2005, Mr Goodyear had not yet exercised the remaining 15,716 vested shares.
(3)	The market price of BHP Billiton Limited Shares on date of grant (3 December 2004) was A$15.28. The fair value per Option, Performance Share and Deferred Share was A$3.80, A$6.85 and A$13.34 respectively. Fair value per Option, Performance Share and Deferred Share was estimated using a Black-Scholes model, a Monte Carlo model and a Net Present Value model respectively. The fair value of Options granted was A$686,329.
(4)	Represents the exercise price payable on Options.

4.1.5 Retirement benefits

Mr Goodyear’s remuneration includes a payment in lieu of a contribution by the Group to a superannuation or pension fund fixed at an annual rate of 48 % of base salary. Mr Goodyear may elect to have this paid into a superannuation or pension fund or instead, to defer receipt, subject to the rules of a Retirement Savings Plan established for this purpose. For the year ending 30 June 2005, Mr Goodyear elected to defer receipt into a Retirement Savings Plan which is an unfunded defined contribution plan. The Plan allows him to accumulate these annual payments and to defer receipt until after he retires from the Group. The Plan allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.

If Mr Goodyear dies while still employed, a benefit of four times base salary will be payable to his estate. A spouse’s pension equal to two-thirds of one-thirtieth of Mr Goodyear’s pensionable salary at date of death, for each year of service from 1 January 2003 to his normal retirement date (age 60), will be payable for the duration of his spouse’s lifetime. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.

If Mr Goodyear leaves due to incapacity, the pension arrangements are the same as for the Specified Executives (see section 5.5 below) save that his ill-health pension will be one-thirtieth for each year of service from 1 January 2003 to his normal retirement date.

4.2 Mr Miklos (Mike) Salamon

4.2.1 Summary of remuneration arrangements

Mr Salamon’s fixed remuneration is made up of base salary, retirement benefits and other benefits and equals 50 % of total remuneration when calculated at the target level of performance. The at risk remuneration, made up of short and long-term incentives, equals 50 % of total remuneration when calculated at the target level of performance.

The Committee has assessed Mr Salamon’s performance for the year and has concluded that it was above target (see section 3.3 of this Report for the assessment in relation to the Group KPIs). Accordingly, the value of at risk remuneration, and therefore the percentage of the total that is attributable to at risk remuneration, will be greater than the target percentage.

Summary of fixed and at risk remuneration of Mr Salamon for the year ended 30 June 2005

Component	Amount (US$)	Further information
Fixed remuneration
(Comprising base salary and benefits (including retirement benefits))	2,178,992	see section 4.2.3
At risk remuneration
Cash bonus	1,207,599	see section 4.2.3
Dividend Equivalent Payment value	150,956	see section 4.2.3
Estimated fair value of the Deferred Shares	1,044,711	see section 4.2.3
Notional value of the Performance Shares	543,419	see section 4.2.4
Estimated total remuneration for financial year 2005	5,125,677

4.2.2 Service contract

Mr Salamon has contracts of employment with BHP Billiton Plc and BHP Billiton Services Jersey Limited, a wholly-owned subsidiary of BHP Billiton Plc, both dated 1 September 2003.

Mr Salamon’s employment agreements automatically terminate on his 60th birthday. At any time prior to his 60th birthday each service contract can be terminated by either the Group or Mr Salamon providing 12 months’ notice. The Group may make a payment in lieu of notice of 12 months, equal to 150 % of base salary. This payment reflects the market practice at the time the terms were agreed.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Salamon to maintain any ongoing participation in relation to the long-term incentive schemes in which he participates in the event of his departure. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

4.2.3 Remuneration

Mr Salamon’s target cash bonus amount, set by the Committee at the beginning of the year, was 70 % of adjusted salary. Group KPIs represented 30 % of the total performance measures. Forty per cent of the weighting applied to KPIs in relation to the operating business and the remaining 30 % was attributable to personal KPIs. The Committee has assessed the Group’s and Mr Salamon’s performance for the year and awarded 90.8 % of salary as a cash bonus. The Committee has set Mr Salamon’s KPIs for the year ended 30 June 2006 and has again set a target cash bonus amount of 70 % of salary. Group KPIs for the year will represent 35 % of the total performance measures. Thirty-five per cent of the weighting will apply to KPIs in relation to the operating business. The remaining 30 % is attributable to personal KPIs that include successful integration of WMC Resources Ltd, NPV added value, alignment of business planning with business excellence principles, operating committee performance, operating discipline, performance of key projects and alignment of operating businesses’ strategy to corporate strategy.

Remuneration for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Retirement benefits	Share-based compensation long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	FIXED	AT RISK	AT RISK	AT RISK		FIXED	AT RISK	AT RISK
2005	1,329,998	148,751	1,207,599	150,956	1,044,711	3,882,015	700,243	439,554	(282,732)	4,739,080
2004	1,197,666	42,581	852,089	—	765,602	2,857,938	655,123	398,360	(317,672)	3,593,749

The notes to this table appear in section 8.2 below.

4.2.4 Share and Option plans

All Shares under award form part of Mr Salamon’s at risk remuneration. The extent to which Shares (save for Deferred Shares) will vest is wholly dependent on the extent to which the Performance Hurdles are met.

Summary of interests of Mr Salamon in incentive plans including the number of Shares awarded in the financial year ended 30 June 2005

Scheme	BHP Billiton Plc Ordinary Shares under award
	At 1 July 2004		Granted (3)	Vested	Lapsed	At 30 June 2005	Vesting date
LTIP 2004 Performance	—		300,000	—	—	300,000	August 2009
GIS 2004 Deferred	—		80,151	—	—	80,151	August 2006
GIS 2003 Deferred	89,056		—	—	—	89,056	August 2005
GIS 2003 Performance	89,056		—	—	—	89,056	August 2006
GIS 2002 Performance	193,706		—	—	—	193,706	August 2005
CIP 2001	95,295	(2)	—	—	—	95,295	1 October 2005
RSS 2001(1)	198,163		—	178,347	19,816	—	8 October 2004
Total	665,276		380 151	178,347	19,816	847,264

Notes:

(1)	90 % of the Shares vested in October 2004, following the end of the performance period, and the BHP Billiton Plc market price was £6.21. The remaining 10 % lapsed. The Shares were transferred to Mr Salamon on vesting. The aggregate gain was £1,107,535.
(2)	Includes 26,471 Committed Shares invested by Mr Salamon.
(3)	The market price of BHP Billiton Plc Shares on date of grant (3 December 2004) was £5.91. The fair value per Performance Share and Deferred Share was £2.63 and £5.31 respectively. Fair value per Performance Share and Deferred Share was estimated using a Monte Carlo model and a Net Present Value model respectively.

4.2.5 Retirement benefits

Defined Benefit Pension (US dollars)

Amount by which the annual pension entitlement has increased during the year ended 30 June 2005 (1)	Total annual pension entitlement as at 30 June 2005	Estimated capital value (transfer value) of the increase in annual pension entitlement (1)	Estimated capital value (transfer value) of total accrued pension
			at 30 June 2005	at 30 June 2004
66,072	886,665	987,915	9,392,019	7,870,626

Notes:

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation. The increase in transfer value of total accrued pension is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the Director also without any allowance for inflation.

The increase in accrued pension after making an allowance for inflation of 2.9% (2004: 3%) was US$42,275 (2004: US$58,026) and the transfer value of that increase less the contributions made to the scheme by the Director was US$447,798 (2004: US$594,275).

Mr Salamon completed 20 years of service with the Group (and its predecessor companies) on 1 April 2005 and consequently no further pension benefits will accrue other than to reflect changes in his pensionable salary. He will be entitled to a pension at normal retirement date (age 60), equal to two-thirds of pensionable salary under non-contributory defined benefit pension arrangements set up by BHP Billiton Plc and BHP Billiton Services Jersey Limited. Only base salary is pensionable. At the date of this Remuneration Report Mr Salamon was 50 years of age.

For service after 1 July 1997 and until 1 April 2005, Mr Salamon has had the right to determine whether his pension provision for that year’s salary under each service contract with BHP Billiton Plc and BHP Billiton Services Jersey Limited is made under a defined benefit or defined contribution arrangement. He has always chosen to take his benefits under a defined benefit arrangement.

If Mr Salamon retires before age 60, his accrued defined benefit pension entitlement will normally be reduced for early payment at the rate of 4 per cent per annum. In terms of the rules of the scheme all pensions in payment will be indexed in line with the retail price index.

If Mr Salamon dies while he is still employed, a lump sum benefit of four times base salary and a spouse’s pension of two-thirds of the prospective pension will be payable to his estate.

In the event of death while in retirement, a surviving spouse’s pension of two-thirds of the pension in payment, before the effect of commutation, will be payable.

If Mr Salamon leaves due to incapacity, an ill-health pension of two-thirds base salary will be payable. In the event of his death during ill-health retirement, a spouse’s pension of two-thirds of the ill-health pension will be payable for the duration of his spouse’s lifetime.

5. Specified Executives and Highest Paid Officers (other than Directors)

The Specified Executives of the Group are those executives, other than executive Directors and numbering at least five, who have the greatest authority for managing the Group. They are also the five highest paid executives in the Group. This section contains information relating to the Group’s Specified Executives whose full names and titles appear in the Glossary of Terms at the beginning of this Report.

5.1 Service contracts

As outlined in section 3, it is the Group’s policy that service contracts for senior executives have no fixed term but be capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to 12 months’ pays in lieu of notice. Where contracts contain notice periods in excess of 12 months, those contracts reflect market practice at the time the terms were agreed. The service contracts typically outline the components of remuneration paid to the executive but do not prescribe how remuneration levels are to be modified from year to year.

Summary of termination provisions in the service contracts with the Specified Executives

Name	Employing company	Notice period – company	Notice period – employee	Termination provisions (1)
P Aiken R Kirkby M Kloppers C Lynch	BHP Billiton Limited BHP Billiton Limited BHP Billiton Plc BHP Billiton Limited	12 months 12 months 12 months 12 months	6 months 6 months 6 months 6 months	On termination the Company may make a payment in lieu of notice equal to 12 months’ base salary plus the superannuation and retirement benefit contributions for that period

J Fast	BHP Billiton Limited	3 months	3 months	On termination the Company may make a payment in lieu of notice equal to 3 months’ base salary plus a termination payment of 21 months’ base salary

Notes:

(1)	The Committee has not considered the circumstances in which it would exercise its discretion to allow the executives to maintain any ongoing participation in relation to the long-term incentive schemes in which they participate in the event of their departures. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

5.2 Remuneration

As noted in section 3 above, senior executives’ total remuneration is divided into two components – fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles which contribute to the Group’s overall profitability and performance.

Remuneration of the Specified Executives for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Retirement benefits	Share-based compensation – long-term	Adjustment for Australian GAAP		Total Australian GAAP
	FIXED	FIXED	AT RISK	AT RISK	AT RISK		FIXED	AT RISK	AT RISK
P Aiken • 2005 • 2004	1,012,656 882,427	920,606 519,032	731,330 642,716	110,279 —	625,190 561,226	3,400,061 2,605,401	365,569 318,556	328,088 291,887	(96,682 (217,196	) )	3,997,036 2,998,648
J Fast • 2005 • 2004	707,053 638,944	— —	651,832 591,726	101,530 —	557,230 516,701	2,017,645 1,747,371	253,832 229,381	259,287 235,198	(103,939 (221,309	) )	2,426,825 1,990,641
R Kirkby • 2005 • 2004	828,823 696,801	1,296 1,272	781,497 630,430	108,201 —	668,076 550,498	2,387,893 1,879,001	303,349 255,029	281,608 201,030	(154,121 (236,536	) )	2,818,729 2,098,524
M Kloppers • 2005 • 2004	864,532 719,262	157,585 158,398	815,409 647,228	114,036 —	705,422 581,534	2,656,984 2,106,422	357,244 320,817	294,075 211,639	(182,713 (267,845	) )	3,125,590 2,371,033
C Lynch • 2005 • 2004	792,855 716,480	24,268 27,272	719,278 613,680	105,297 —	614,887 535,871	2,256,585 1,893,303	275,121 248,619	291,075 234,895	(115,137 (220,089	) )	2,707,644 2,156,728

The notes to this table appear in section 8.2 below.

5.3 Group Incentive Scheme

	Year ended 30 June 2005		Year commencing 1 July 2005
	Total remuneration at risk at the target level of performance	Group measures (weighting of total performance measures)	Group measures (weighting of total performance measures)
P Aiken	42%	25%	35%
J Fast	57%	45%	45%
R Kirkby	56%	30%	35%
M Kloppers	52%	45%	45%
C Lynch	56%	45%	42%

All Specified Executives exceeded their specified target bonus.

Details of the level of participation by the Specified Executives in the GIS in the 2005 financial year are set out below.

5.4 Share and Option plans

All of the Shares under award form part of the executives’ at risk remuneration. There are no Specified Executives with Options.

The extent to which Shares under award (save for Deferred Shares under award) vest will be wholly dependent on the extent to which the Performance Hurdles are met.

Summary of the Specified Executives’ interests in incentive plans including the number of Shares awarded in the financial year ended 30 June 2005 (1)

	At 1 July 2004	Granted	Exercised	Vested	Lapsed	At 30 June 2005
P Aiken (2) • Shares under award	507,008	283,553	—	196,074	13,186	581,301
J Fast (2) • Shares under award	368,733	228,908	—	96,384	10,709	490,548
R Kirkby (2) • Shares under award • Partly Paid Shares	331,380 362,588	282,450 —	— 182,054	74,097 —	8,233 —	531,500 180,534
M Kloppers (3) • Shares under award	409,718	285,548	—	75,764	8,418	611,084
C Lynch (2) • Shares under award	410,980	280,908	—	160,887	10,956	520,045

Notes:

(1)	Detailed information on the Specified Executives’ interests in incentive plans is set out in note 31 ‘Specified executives’ in the 2005 BHP Billiton Group Annual Financial Statements.

(2)	BHP Billiton Limited Ordinary Shares under award.

(3)	BHP Billiton Plc Ordinary Shares under award.

5.5 Retirement benefits

For service following 1 January 2003, retirement, death and disability benefits were aligned, where possible, for the Specified Executives as follows:

Retirement benefits: a defined contribution rate was calculated to target a pension accrual of 2.2 % of base salary for each year of service from 1 January 2003 to age 60. Allowance for a two-thirds spouse’s pension in retirement plus inflation indexation in payment was also incorporated into the calculations. To deliver the retirement promise, the executive is given a choice of funding vehicles including the executive’s current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash gratuity in lieu. The aggregate cost to the Group of exercising these funding choices will not exceed the calculated contribution rate for each executive.

Death-in-service and ill-health benefits: a lump sum of four times base salary and a spouse’s pension of two-thirds of 2.2 % of basic salary at death for each year of service from 1 January 2003 to age 60 will be payable. In addition, dependants benefits are payable. If the executive leaves due to incapacity, an ill-health pension of 2.2 % for each year of service from 1 January 2003 to age 60 will be payable for the duration of the executive’s life. In both cases, periods of service where the executive elects a cash gratuity are excluded.

In the event of death during ill-health retirement, a spouse’s pension of two-thirds of the ill-health pension will be payable for the duration of the spouse’s lifetime. Additionally, a children’s pension equal to 20 % of the ill-health pension will be payable for the first child or 33 % if there are two or more children, with the resultant pension amounts to be shared equally between the children, until the first child ceases being in full-time education or the age of 23, whichever occurs first.

Benefits accrued by the executive in retirement arrangements before 1 January 2003 will be payable in addition to those described above.

These arrangements apply to each of the Specified Executives except for Marius Kloppers who retained his previous pension promise of one-thirtieth of base salary for each year of service.

6. Non-executive Directors

6.1 Remuneration policy

The whole of the Board assumes responsibility for establishing the remuneration policy for non-executive Directors. The Remuneration Committee sets the remuneration for the Chairman. The shareholders fix the aggregate sum that can be applied to non-executive Director remuneration including the remuneration of the Chairman. The aggregate sum available to remunerate non-executive Directors is currently A$3 million.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board. The Board is conscious that just as the Group must set remuneration levels to attract and retain talented executives, so it must also ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to effectively contribute to a high-performing Board. Fees are denominated in US dollars and are reviewed annually.

Non-executive Directors are not eligible to participate in any of the Group’s incentive arrangements.

A standard letter of engagement has been developed for non-executive Directors and is available on the website at www.bhpbilliton.com/aboutus/governance. Dates of appointment appear at Item 6A.

Each non-executive Director is appointed subject to periodic re-election by the shareholders. There are no provisions in any of the non-executive Director’s appointment arrangements for compensation payable on early termination of their directorship.

Remuneration for non-executive Directors is reviewed on an annual basis. Following the review of remuneration for 2005 the elements of remuneration, effective 1 September 2005, are as follows:

Non-executive Directors’ remuneration

US dollars	At 1 September 2005	At 1 July 2004
Base fee	100,000	85,000
Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	20,000	20,000
Committee Chairmanship: • Audit • Sustainability and Remuneration • Nomination	40,000 25,000 No additional fees	40,000 25,000 No additional fees
Committee membership: • Audit • Sustainability and Remuneration • Nomination	20,000 15,000 No additional fees	20,000 15,000 No additional fees
Travel allowance: • Greater than three hours but less than 12 • Greater than 12 hours	3,000 7,500	2,000 5,000

Chairman’s remuneration

US dollars	At 1 September 2005	At 1 July 2004
Fees	700,000	450,000

6.2 Remuneration paid

Remuneration for the year ended 30 June 2005

	Fees	Committee Chair fees	Committee member- ship fees	Travel allowances	Other benefits	Subtotal UK GAAP		Retirement benefits (3)	Total Australian GAAP
US dollars						2005	2004		2005	2004
Don Argus	450,000	—	—	15,000	1,847	466 847	244,500	23,388	490,235	257,160
David Brink	85,000	25,000	20,000	29,000	3,924	162,924	100,119	—	162,924	100,119
John Buchanan	105,000	25,000	—	22,000	4,547	156,547	108,500	—	156,547	108,500
Michael Chaney (1)	85,000	—	—	18,000	87	103,087	80,826	4,421	107,508	83,991
Carlos Cordeiro (2)	14,369	—	—	7,000	—	21,369	—	—	21,369	—
David Crawford	85,000	40,000	—	15,000	3,769	143,769	101,000	6,497	150,266	104,561
David Jenkins	85,000	—	35,000	22,000	—	142,000	110,000	—	142,000	110,000
Lord Renwick	85,000	—	15,000	7,000	—	107,000	73,000	—	107,000	73,000
John Schubert	85,000	—	15,000	15,000	1,651	116,651	80,500	5,199	121,850	83,665

Notes:

(1)	Fees payable to Michael Chaney were paid to his employer Wesfarmers Limited until 12 July 2005, when he retired from that company.
(2)	Appointed 3 February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed by the Board on 26 August. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other Directors and senior executives, he was in possession of unpublished, price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the whole of the period that was available to him to comply. During the period for which Mr Cordeiro did not hold office as a Director he attended meetings by invitation. In addition to the fees disclosed in the table, Mr Cordeiro was paid US$27,542 during the period in which he was not a member of the Board.
(3)	BHP Billiton Limited contributions of 9 % of fees paid in accordance with Australian superannuation legislation.

6.3 Retirement benefits

The following table sets out the accrued retirement benefits under the now closed Retirement Plan of BHP Billiton Limited, together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US dollars

Name	Completed years of service at 30 June 2005	Increase in lump sum entitlement during the year (1)	Lump sum entitlement at
			30 June 2005	30 June 2004
Don Argus	8	206,991	1,286,761	1,079,770
Michael Chaney	10	54,606	339,742	285,135
David Crawford	11	59,453	361,232	301,779
David Jenkins	5	31,080	219,675	188,595
John Schubert	5	29,685	173,426	143,741

(1)	On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual to the date of closure, together with application of the earnings rate and foreign exchange impact.

7. Aggregate Directors’ Remuneration

Aggregate remuneration of executive and non-executive Directors of BHP Billiton in accordance with UK Generally Accepted Accounting Principles

US dollars (million)

	2005	2004
Emoluments	10	8
Termination payments	0	0
Awards vesting under long-term incentive plans	4	1
Gains on exercise of options	0	1

Total	14	10

8. Appendices

8.1 Summary of long-term incentive plans

The long-term incentive plans in which the executive Directors have unvested or unexercised awards at the date of this Report are summarised in the table below.

	Employee Share Plan 2000 (ESP 2000) (1)	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001) (1)	Medium Term Incentive Plan 2001 (MTI 2001) & Co-Investment Plan 2001 (CIP 2001) (2)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares	Long Term Incentive Plan (LTIP) 2004 Performance Shares

Performance measurement From To	3 April 2000 2 April 2003	1 October 2001 30 September 2004	1 October 2001 30 September 2005	1 July 2002 30 June 2005	1 July 2003 30 June 2006	1 July 2004 30 June 2009

Expiry date if exercisable	April 2010 (7)	September 2011 (7)	April 2006 (7)	August 2008	August 2009	August 2014

Retesting available (i.e. a further opportunity to test performance after the first performance period has ended)	Yes, monthly until 2 April 2010	No	No	No	No	No

TSR performance condition	BHP Billiton Limited TSR compared to ASX 100 and global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group

Inflationary performance condition	No	Yes (3)	Yes (3)	Yes (4)	Yes (4)	No

Vesting schedule (upper and lower range)	< 41st percentile – 0% > 60th percentile – 100%	< 10th position – 0% > 4th position – 100% (5)	< 10th position – 0% > 4th position – 125% (6)	< 50th percentile – 0% 85th–100th percentile –100%	< 50th percentile – 0% 85th–100th percentile –100%	< = median TSR –0% Exceeds median TSR (outperformance) – 100% Between median and outperformance – pro-rated between 0% and 100%

8.1 Summary of long-term incentive plans continued

	Employee Share Plan 2000 (ESP 2000) (1)	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001) (1)	Medium Term Incentive Plan 2001 (MTI 2001) & Co-Investment Plan 2001 (CIP 2001)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares	Long Term Incentive Plan (LTIP) 2004 Performance Shares

Plan status	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Performance period not yet concluded	Performance period concluded on 30 June 2005 and will vest in August 2005	Performance period not yet concluded	Performance period not yet concluded

Expiry date if exercisable	April 2010 (7)	September 2011 (7)	April 2006 (7)	August 2008	August 2009	August 2014

Comparator Group: (8)
ASX 100	X
Alcan		X	X	X	X	X
Alcoa		X	X	X	X	X
Alumina		X	X	X	X	X
Anglo American		X	X	X	X	X
Arcelor	X
Barrick Gold		X	X	X	X
BG Group						X
BP						X
Compania Vale do Rio Doce		X	X	X	X	X
Conoco Phillips	X	X	X	X	X	X
Corus Group	X
Exxon Mobil						X
Freeport-McMoRan	X	X	X	X	X	X
Impala						X
Inco		X	X	X	X	X
LTV	X
Marathon Oil	X	X	X	X	X	X
Newmont Mining		X	X	X	X	X
Noranda	X	X	X	X	X	X
Norilsk						X
Nucor	X
Phelps Dodge	X	X	X	X	X	X
Placer Dome		X	X	X	X
Rio Tinto	X	X	X	X	X	X
Shell						X
Total Fina Elf	X					X
Unocal	X	X	X	X	X	X
US Steel	X
Woodside Petroleum	X	X	X	X		X
Xstrata				X	X	X

Further details of all incentive plans, including the number of participants in those plans, are contained in note 23.

(1)	Although the awards under this plan have vested, the executive Directors have not yet exercised their awards and still retain an interest in the plan.
(2)	The first performance period ended 30 September 2003. At that time, participants had the option to remain with the plan and enter a second performance period or leave the plan. The second performance period is a further two years ending on 30 September 2005.
(3)	The TSR growth targets will be satisfied if the compound TSR growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus 2 % per annum, over the performance period.
(4)	The EPS growth targets will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus 2 % per annum, over the performance period.
(5)	The percentage of performance rights that vest under the PSP 2001 will not be greater than the percentage of the Share award that vests under the RSS 2001 and vice versa.

(6)	The first performance period ended on 30 September 2003 when 60% (out of a maximum of 80%) Shares vested. At that time, participants had the option to remain with the plan and enter a second performance period or leave the plan. In respect of the second performance period >4th position will mean 125 % of those Shares vest. The percentage of performance rights that vest under the MTI 2001 will not be greater than the percentage of the Share award that vests under the CIP 2001 and vice versa.
(7)	Expiry date will be earlier if employment ceases.
(8)	From publicly available data.

8.2 Notes to the remuneration tables for the executive Directors and Specified Executives (Sections 4.1.3, 4.2.3 and 5.2 above)

Dividend Equivalent Payment

Awards of 2004 GIS Deferred Shares and Options (under the amended scheme), 2005 GIS Deferred Shares, Options and 2004 LTIP Performance Shares are entitled to a payment in lieu of dividends. This Dividend Equivalent Payment is equal to the amount that would have been earned over the performance or retention period and will be made on transfer of shares to the participant.

Other benefits

Includes medical insurance, professional fees, payout of unused leave entitlements, life assurance-related benefits, car allowance and relocation allowance and expenses where applicable.

Retirement benefits

Mr Goodyear is entitled to receive 48 % of his salary in the form of retirement benefits. He has elected to defer receipt and participate in the Group’s Retirement Savings Plan.

The estimated benefit in respect of pensions includes contributions payable in respect of defined benefit and defined contribution arrangements and actual/notional contributions (for Mr Salamon and the Specified Executives) that would have been required to secure the defined benefit promises earned in the year.. Mr Salamon’s benefits are fully accrued by 1 April 2005 and therefore the 2005 cost reflects only nine months’ accrual. A new funding valuation has been carried out since the last Report and the 2005 monthly cost of accrual reflects the increased contribution rate based on the revised assumptions adopted.

Deferred Shares

This represents the estimated fair value of Deferred Shares earned in the year. The fair value of Deferred Shares is estimated at grant date by discounting the total value of the Shares that will be issued in the future using the risk-free interest rate for the term of the vesting period.

The actual Deferred Shares will be awarded to Messrs Goodyear and Salamon subject to approval by shareholders at the annual general meetings in 2005. Participants can elect to receive Options instead of Deferred Shares or a combination of both. In the case of Deferred Shares, the only vesting condition is for participants to remain in the employment of the Group for two further years. Accordingly, the number of Shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The value of the Shares forms part of the at risk remuneration appearing throughout the Report, which are therefore estimates.

Share-based compensation long term

The amount in respect of long-term Share-based compensation represents the estimated value of awards granted under the GIS and LTIP. The estimated value has been calculated using a Monte Carlo simulation methodology taking account of Performance Hurdles. The estimated value of the award made in any year is allocated in equal amounts to each of the years during the performance period.

Adjustment for Australian GAAP

In accordance with UK GAAP, 100 % of the estimated Dividend Equivalent Payments receivable over the vesting period related to the 2004 and 2005 GIS Deferred Shares are included in the remuneration in the column headed ‘Dividend equivalent payment value’. Dividend Equivalent Payments related to the 2004 LTIP performance shares will be recognised in remuneration when the cash payment is received. Under Australian GAAP, total estimated Dividend Equivalent Payments receivable are included over the vesting period.

The column headed ‘Adjustment for Australian GAAP’ represents the difference between the measurement methods. Hence the addition of the columns headed ‘Value of Deferred Shares’, ‘Dividend equivalent payment value’ and ‘Adjustment for Australian GAAP’ represents the remuneration associated with Deferred Shares and Dividend Equivalent payments under Australian GAAP.

2004 equity compensation

Amounts in respect of the estimated value of 2004 equity compensation have been restated and have been calculated on a comparable basis to the valuations performed at 30 June 2005. This restatement is largely due to the application of AASB 1046A which has resulted in the estimated value of awards granted under long-term incentive schemes now being calculated using a Monte Carlo simulation methodology which takes account of Performance Hurdles.

Directors’ and Executive Officers’ Share Interests

The interests of the Directors and Executive Officers who held office at 30 June 2005, in the shares of BHP Billiton Plc and BHP Billiton Limited (shares in BHP Billiton Limited are shown in italics) were:

As at 30 June 2005	Shares (a) (b)	Shares subject to Options (c)	Shares subject to Performance Rights (d)	Shares subject to Restricted Share Scheme(e)	Shares subject to Medium Term Incentive Plan /Co- Investment Plan (f)	Performance Shares subject to Group Incentive Scheme(i)	Deferred Shares subject to Group Incentive Scheme(i)	Shares subject to Group Incentive Scheme Options(i)	Performance Shares subject to Long Term Incentive Scheme (j)
Directors (k)
Mr. D.R. Argus	203,495	—	—	—	—	—	—	—	—
Dr. D.C. Brink	39,377	—	—	—	—	—	—	—	—
Mr. M.A. Chaney	12,338	—	—	—	—	—	—	—	—
Mr. D.A. Crawford	25,826	—	—	—	—	—	—	—	—
Mr. C.W. Goodyear (g)	746,007	1,073,850	—	—	—	292,529	72,694	501,338	500,000
	2,000	—	—	—	—	—	—	—	—
Dr. D.A. Jenkins	2,066	—	—	—	—	—	—	—	—
	10,000	—	—	—	—	—	—	—	—
Lord Renwick of Clifton	2,066	—	—	—	—	—	—	—	—
	12,385	—	—	—	—	—	—	—	—
Dr. J.M. Schubert	23,675	—	—	—	—	—	—	—	—
Mr. M. Salamon	1,082,324	—	—	—	95,295	282,762	169,207	—	300,000
Dr. J.G. Buchanan	4,000	—	—	—	—	—	—	—	—
Executive Officers
Mr. P.S. Aiken	475,092	—	—	—	—	227,933	128,368	—	225,000
Mr. J.C. Fast	3,459	—	—	—	36,155	170,703	108,690	—	175,000
Mr. R.W. Kirkby (h)	545,206	—	—	—	22,597	168,422	115,481	—	225,000
Dr. M.J. Kloppers	75,764	—	—	—	95,295	174,863	115,926	—	225,000
Mr. C.J. Lynch	80,679	—	—	—	—	178,127	116,918	—	225.000

(a)	Beneficially held in own name, in name of trust, or nominee company or private company at 30 June 2005.

Included in these figures are 77,404 shares that were held on trust by BHP Billiton Employee Plan Pty Ltd for Mr. P.S. Aiken and 18,692 shares that were held on trust by BHP Billiton Employee Plan Pty Ltd for Mr. C.J. Lynch. These shares had to be held on Trust for a three-year period commencing 12 November 2001 and were transferred out of the Trust and into the names of Mr Aiken and Mr Lynch on 24 November 2004 and 23 December 2004 respectively. Also included in these figures are 89,659 ordinary fully paid shares held under the Performance Share Plan Trust for Mr. R.W. Kirkby.

The shares resulted from the exercise of 40,500 Performance Rights (plus 49,159 bonus shares) issued under the BHP Billiton Limited’s Performance Share Plan. The Plan Trustee will hold them for 2 years (to be released in October 2005).

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

Mr. C.W. Goodyear was issued with 127,400 Performance Rights on 8 November 2001 under BHP Billiton Limited’s Performance Share Plan. They were subject to fulfilment of performance conditions and were only exercisable after 1 October 2004. Each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions. The Performance Rights have a zero exercise price. At the end of the Performance Period, 90% of the Rights vested and the remaining 10% lapsed. Mr Goodyear exercised 53,600 of the vested Rights on 5 May 2004 and a further 53,600 on 6 May 2005. As at 30 June 2005, Mr Goodyear had not yet exercised the remaining 15,716 vested Performance Rights.

Mr. P.S. Aiken was issued with 123,000 Performance Rights on 5 October 2001 under BHP Billiton Limited’s Performance Share Plan. They were subject to fulfilment of performance conditions and were only exercisable after 1 October 2004. Each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions. The Performance Rights have a zero exercise price. At the end of the Performance Period, 90% of the Rights vested and the remaining 10% lapsed. Mr Aiken exercised the 118,670 Rights that vested on 7 October 2004.

Mr. J.C. Fast was issued with 99,900 Performance Rights on 8 November 2001 under BHP Billiton Limited’s Performance Share Plan. They were subject to fulfilment of performance conditions and were only exercisable after 1 October 2004. Each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions. The Performance Rights have a zero exercise price. At the end of the Performance Period, 90% of the Rights vested and the remaining 10% lapsed. As at 30 June 2005, Mr Fast had not yet exercised the 96,384 vested Performance Rights.

Mr. R.W. Kirkby was issued with 76,800 Performance Rights on 8 November 2001 under BHP Billiton Limited’s Performance Share Plan. They were subject to fulfilment of performance conditions and were only exercisable after 1 October 2004. Each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions.

The Performance Rights have a zero exercise price. At the end of the Performance Period, 90% of the Rights vested and the remaining 10% lapsed. Mr Kirkby exercised the 74,097 Rights that vested on 6 October 2004.

Mr. C.J. Lynch was issued with 19,691 Performance Rights on 18 December 2000 and 102,200 on 8 November 2001. All Performance Rights were subject to fulfilment of performance conditions while 19,691 Performance Rights issued 18 December 2000 were subject to completion of service conditions and they were only exercisable after 1 July 2004 (19,691) or 1 October 2004 (102,200). For Performance Rights issued 18 December 2000 each Performance Right constitutes a right to acquire, after an adjustment to take account of the bonus issue on 5 July 2001 and the BHP Steel Demerger capital reduction, 2.2138 ordinary BHP Billiton Limited shares upon fulfilment of performance or service conditions as applicable. For Performance Rights issued on 8 November 2001, each Performance Right constitutes a right to acquire, after an adjustment to take account of the BHP Steel Demerger capital reduction, 1.072 ordinary BHP Billiton Limited shares upon fulfilment of performance conditions. The Performance Rights have a zero exercise price. At the end of the Performance Period in respect of the Rights issued on 8 November 2001, 90% of the Rights vested and the remaining 10% lapsed. As at 30 June 2005, Mr Lynch had not yet exercised the 142,195 vested Performance Rights for both 18 December 2000 and 8 November 2001 issues.

(e)	On 1 October 2001, Dr. M.J. Kloppers was conditionally awarded 79,100 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. They were only exercisable after 1 October 2004 and were subject to performance hurdles.

On 1 October 2001, Mr. M. Salamon was conditionally awarded 186,200 shares under BHP Billiton Plc’s Restricted Share Scheme at no cost. They are only exercisable after 1 October 2004 and were subject to performance hurdles.

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

At the end of the Performance Period, 90% of the shares vested and the remaining 10% lapsed. The shares were transferred to Dr Kloppers and Mr Salamon on vesting.

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

On 1 October 2001, Dr. M.J. Kloppers was awarded 100,734 shares under BHP Billiton Plc’s Co-Investment Plan (CIP). Of this award, 75,861 were awarded as matching shares and 24,873 were awarded as committed shares. On 31 July, 2002, 6,472 bonus shares were conditionally awarded under the CIP at no cost. These bonus shares are included in the number of shares subject to the Plan at 1 August 2002. The bonus shares were allocated at 1 new share for each 15.5648 share options held on 22 July 2002. The bonus issue was made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the BHP Steel Demerger capital reduction. A maximum of 19,898 matching shares (plus additional bonus shares) were exercisable after the end of the First Performance Period on 1 October 2003 subject to the achievement of pre-determined performance hurdles. As a result of performance measures undertaken at the end of the first performance period the matching award has been reduced to 68,823 (11,193 matching shares and 718 bonus shares lapsed). Dr. Kloppers did not elect to leave the CIP at the end of the First Performance Period and will remain in the CIP until October 2005. The remaining awards are not exercisable prior to 1 October 2005.

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

(g)	Mr. C.W. Goodyear holds 41,302 BHP Billiton Limited American Depositary Shares (“ADS”) and 1,000 BHP Billiton Plc American Depositary Shares (“ADS”). Each ADS represents two ordinary shares.

(h)	Mr. R.W. Kirkby holds 85,000 partly paid shares under the Executive Share Scheme. These are beneficially held, paid to A$1.36, with (i) 50,000 issued on 4 October 1994 at a final call price of A$18.25 (after adjustment for OneSteel and BHP Steel Demerger capital reductions); and (ii) 35,000 issued on 4 October 1995 at a final call price of A$16.87 (after adjustment for OneSteel and BHP Steel Demerger capital reductions. 90,534 fully paid ordinary shares have been issued as a result of the bonus issue on 5 July 2001 and are being held in escrow until the final call is made on the 85,000 partly paid shares issued on 4 October 1994 and 4 October 1995 (the total held in escrow is 95,534 fully paid ordinary shares, the 5,000 shares were issued from the 1995 1:10 bonus issued on the 50,000 partly paid shares issued on 4 October 1994). These shares are excluded from the ‘shares’ column of the ‘Directors and Executive Officers Share Interests’ table. The Executive Share Scheme provided for senior executives to acquire partly paid ordinary shares in BHP Billiton Limited. The last issue under this plan occurred on 1 October 1997. No further issues will be made under this scheme.

(i)	Mr. P.S. Aiken was issued with 158,118 Performance Shares on 12 November 2002 and 69,815 Performance Shares on 21 November 2003 under BHP Billiton Limited’s Group Incentive Scheme. The Performance Shares issued on 12 November 2002 were subject to performance conditions that were fully met in August 2005. These awards (158,118) can now be exercised. The awards issued on 21 November 2003 (69,815) remain subject to fulfilment of performance conditions and are not exercisable before August 2006 . Mr. Aiken was issued with 58,553 Deferred Shares on 3 December 2004 and 69,815 Deferred Shares on 21 November 2003 which are not exercisable before August 2006 and 2005 respectively. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance and Deferred Shares have a zero exercise price.

Mr. J.C. Fast was issued with 115,921 Performance Shares on 12 November 2002 and 54,782 Performance Shares on 21 November 2003 under BHP Billiton Limited’s Group Incentive Scheme. The Performance Shares issued on 12 November 2002 were subject to performance conditions that were fully met in August 2005.

These awards (115,921) can now be exercised. The awards issued on 21 November 2003 (54,782) remain subject to fulfilment of performance conditions and are not exercisable before August 2006). Mr. Fast was issued with 53,908 Deferred Shares on 3 December 2004 and 54,782 Deferred Shares on 21 November 2003 which are not exercisable before August 2006 and 2005 respectively. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance and Deferred Shares have a zero exercise price.

Mr. C.W. Goodyear was issued with 180,154 Performance Shares on 12 November 2002 and 112,375 Performance Shares on 21 November 2003 under BHP Billiton Limited’s Group Incentive Scheme. The Performance Shares issued on 12 November 2002 were subject to performance conditions that were fully met in August 2005. These awards (180,154) can now be exercised. The awards issued on 21 November 2003 (112,375) remain subject to fulfilment of performance conditions and are not exercisable August 2006. Mr. Goodyear was issued with 44,601 Deferred Shares and 180,613 options on 3 December 2004 and 28,093 Deferred Shares and 320,725 Options on 21 November 2003 which are not exercisable before August 2006 and August 2005. Each Performance Share, Deferred Share and Option constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance and Deferred Shares have a zero exercise price. The Options (180,613) have an exercise price of A$15.39. These Options expire in August 2009. The Options (320,725) have an exercise price of A$11.11. These Options expire in August 2008.

Mr. R.W. Kirkby was issued with 110,391 Performance Shares on 12 November 2002 and 58,031 Performance Shares on 21 November 2003 under BHP Billiton Limited’s Group Incentive Scheme. The Performance Shares issued on 12 November 2002 were subject to performance conditions that were fully met in August 2005. These awards (110,391) can now be exercised. The awards issued on 21 November 2003 (58,031) remain subject to fulfilment of performance conditions and are not exercisable before August 2006. Mr. Kirkby was issued with 57,450 Deferred Shares on 3 December 2004 and 58,031 Deferred Shares on 21 November 2003 which are not exercisable before August 2006 and August 2005 respectively. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance and Deferred Shares have a zero exercise price.

Dr. M.J. Kloppers was issued with 119,485 Performance Shares on 12 November 2002 and 55,378 Performance Shares on 21 November 2003 under BHP Billiton Plc’s Group Incentive Scheme. The Performance Shares issued on 12 November 2002 were subject to performance conditions that were fully met in August 2005. These awards (119,485) can now be exercised. The awards issued on 21 November 2003 (55,378) remain subject to fulfilment of performance conditions and are not exercisable before August 2006. Dr. Kloppers was issued with 60,548 Deferred Shares on 3 December 2004 and 55,378 Deferred Shares on 21 November 2003 which are not exercisable before August 2006 and August 2005 respectively. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share. The Performance and Deferred Shares have a zero exercise price.

Mr. C.J. Lynch was issued with 117,117 Performance Shares on 12 November 2002 and 61,010 Performance Shares on 21 November 2003 under BHP Billiton Limited’s Group Incentive Scheme. The Performance Shares issued on 12 November 2002 were subject to performance conditions that were fully met in August 2005. These awards (117,117) can now be exercised. The awards issued on 21 November 2003 (61,010) remain subject to fulfilment of performance conditions and are not exercisable before August 2006. Mr. Lynch was issued with 55,908 Deferred Shares on 3 December 2004 and 61,010 Deferred Shares on 21 November 2003 which are not exercisable before August 2006 and August 2005 respectively. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance and Deferred Shares have a zero exercise price.

Mr. M. Salamon was issued with 193,706 Performance Shares on 12 November 2002 and 89,056 Performance Shares on 21 November 2003 under BHP Billiton Plc’s Group Incentive Scheme. The Performance Shares issued on 12 November 2002 were subject to performance conditions that were fully met in August 2005. These awards (193,706) can now be exercised. The awards issued on 21 November 2003 (89,056) remain subject to fulfilment of performance conditions and are not exercisable before August 2006. Mr. Salamon was issued with 80,151 Deferred Shares on 3 December 2004 and 89,056 Deferred Shares on 21 November 2003 which are not exercisable before August 2006 and August 2005 respectively. Each Performance and Deferred Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share. The Performance and Deferred Shares have a zero exercise price.

(j)	Mr. P.S. Aiken was issued with 225,000 Performance Shares on 3 December 2004 under BHP Billiton Limited’s Long Term Incentive Plan. They are subject to fulfilment of performance conditions and are not exercisable before August 2009. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance Shares have a zero exercise price.

Mr. J.C. Fast was issued with 175,000 Performance Shares on 3 December 2004 under BHP Billiton Limited’s Long Term Incentive Plan. They are subject to fulfilment of performance conditions and are not exercisable before August 2009. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance Shares have a zero exercise price.

Mr. C.W. Goodyear was issued with 500,000 Performance Shares on 3 December 2004 under BHP Billiton Limited’s Long Term Incentive Plan. They are subject to fulfilment of performance conditions and are not exercisable before August 2009. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance Shares have a zero exercise price.

Mr. R.W. Kirkby was issued with 225,000 Performance Shares on 3 December 2004 under BHP Billiton Limited’s Long Term Incentive Plan. They are subject to fulfilment of performance conditions and are not exercisable before August 2009. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance Shares have a zero exercise price.

Dr M.J. Kloppers was issued with 225,000 Performance Shares on 3 December 2004 under BHP Billiton Plc’s Long Term Incentive Plan. They are subject to fulfilment of performance conditions and are not exercisable before August 2009. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share. The Performance Shares have a zero exercise price.

Mr. C.J. Lynch was issued with 225,000 Performance Shares on 3 December 2004 under BHP Billiton Limited’s Long Term Incentive Plan. They are subject to fulfilment of performance conditions and are not exercisable before August 2009. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Limited share. The Performance Shares have a zero exercise price.

Mr. M. Salamon was issued with 300,000 Performance Shares on 3 December 2004 under BHP Billiton Plc’s Long Term Incentive Plan. They are subject to fulfilment of performance conditions and are not exercisable before August 2009. Each Performance Share constitutes a right to acquire 1 ordinary BHP Billiton Plc share. The Performance Shares have a zero exercise price.

(k)	The following changes to Directors & Executive Officers Shares occurred after 30 June 2005: Mr. D.R. Argus acquired 20,000 BHP Billiton Ltd shares, Mr. C. Cordeiro acquired 3,275 BHP Billiton Limited American Depositary Shares (“ADS”) (each ADS represents two ordinary shares), Mr. J. Buchanan acquired 6,000 BHP Billiton Plc shares, Mr. C. W. Goodyear acquired 208,247 BHP Billiton Ltd shares through exercising various Group Incentive Scheme entitlements, Mr. P. S. Aiken acquired 227,933 BHP Billiton Ltd shares and disposed of 158,118 shares through exercising various Group Incentive Scheme entitlements, Mr. M. Salamon acquired 282,762 BHP Billiton Plc shares and disposed of 116,225 shares through exercising various Group Incentive Scheme entitlements and Dr. M. J. Kloppers acquired 174, 863 BHP Billiton Plc shares through exercising various Group Incentive Scheme entitlements.

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

BHP Billiton’s corporate objective is to create long-term value for shareholders through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions (Corporate Objective). In pursuing the Corporate Objective the Board is committed to the highest level of governance and strives to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity, and respect for others. This approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of shareholder value. The Board’s expectations of employees and those to whom the Group contracts business are set out in the BHP Billiton Guide to Business Conduct. A copy of the Guide can be found on the Group’s website at www.bhpbilliton.com/aboutus/governance.

In formulating our governance framework, the regulatory requirements in Australia, the UK and the US have been taken into account, together with standards of best practice. Where governance principles vary across these jurisdictions, as they inevitably do, the Directors have resolved to adopt those principles that they consider to be the better of the prevailing standards.

Section 303A of the New York Stock Exchange (“NYSE”) Listed Company Manual has instituted a broad regime of new corporate governance requirements for NYSE-listed companies. Under the NYSE rules foreign private issuers, such as BHP Billiton Limited and BHP Billiton Plc, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 (“Rule 10A-3”) and certain notification provisions contained in Section 303A of the Listed Company Manual. Section 303A.11 of the Listed Company Manual, however, requires BHP Billiton to disclose any significant ways in which its corporate governance practices differ from those followed by US listed companies under these NYSE corporate governance standards. Following a comparison of BHP Billiton’s corporate governance practices with the requirements of the Section 303A of the NYSE Listed Company Manual, that would otherwise currently apply to foreign private issuers, the undermentioned differences were identified:

•	BHP Billiton’s Nomination Committee’s Charter does not include the purpose of developing and recommending to the Board a set of corporate governance principles applicable to the corporation. BHP Billiton is of the view that this task is integral to the governance of the Group and is, therefore, best dealt with by the Board as a whole.

•	Rule 10A-3 requires NYSE listed companies to ensure that their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditors unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While BHP Billiton’s Risk and Audit Committee (“RAC”) is directly responsible for remuneration and oversight of external auditors, the ultimate responsibility for appointment and retention of external auditors rests with our shareholders, in accordance with Australian and United Kingdom law and BHP Billiton’s constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are in turn reported to shareholders.

The Boards of BHP Billiton Limited and BHP Billiton Plc (“the Board”)

The Board directs and monitors the operations of the BHP Billiton Limited and BHP Billiton Plc on behalf of shareholders and has delegated the responsibility for the actual management of the business through the Chief Executive Officer to executive management.

The Board currently has eleven members. Of these, nine, including the Chairman, are independent non-executive Directors. All nine non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstances that could materially interfere with the exercise of objective, unfettered or independent judgement.

The role of the Board is to represent the shareholders and to promote and protect the interests of the Company. It does so by governing the Group.

The Board has published a ‘Board Governance Document’ which is a statement of the practices and processes the Board has adopted to discharge its role. It includes the processes it has implemented to undertake its own tasks and activities; the matters it has reserved for its own decision-making; the authority it has delegated to the Chief Executive Officer, including the limits on the way in which the Chief Executive Officer can execute that authority; and provides guidance on the relationship between the Board and the Chief Executive Officer. The Board Governance Document can be found at www.bhpbilliton.com/aboutus/governance.

The Board has specifically reserved the following matters for its decision:

•	appointments to the position of Chief Executive Officer and approval of appointments of executives reporting to the Chief Executive Officer;

•	approval of strategy and annual budgets;

•	determination of matters in accordance with the approvals framework; and

•	formal determinations that are required by the Group’s constitutional documents, by statute or by other external regulation.

The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the constitutional documents and the law.

Beyond those matters, the Board has delegated all authority to achieve the Corporate Objective to the Chief Executive Officer who is free to take all decisions and actions which, in the Chief Executive Officer’s judgement, are reasonable having regard to the limits imposed by the Board. The limits are published in the Board Governance Document.

The Chief Executive Officer remains accountable to the Board for the authority that is delegated to him, and for the performance of the Group. The Board monitors the decisions and actions of the Chief Executive Officer and the performance of the Group to gain assurance that progress is being made towards the Corporate Objective, within the limits it has imposed. The Board also monitors the performance of the Group through its Committees, which are described below. The Chief Executive Officer is required to report systematically in a spirit of openness and trust on the progress being made by the Group’s businesses. The Board (and its Committees) determine the information required from the Chief Executive Officer, any employee of the Group or any external party including the auditor. Dialogue between individual members of the Board and the Chief Executive Officer and senior executives is encouraged to enable Directors to gain a better understanding of the Group’s businesses. Directors are encouraged to participate in debate and to bring independent judgement to bear on matters being considered. The Board believes that constructive differences of opinion lead to more robust evaluation of the issues and, ultimately, better outcomes.

Board of Directors – composition, structure and process

Skills, knowledge, experience and attributes of Directors

The Board considers that the executive and non-executive Directors together have the range of skills, knowledge and experience necessary to govern the Group. The non-executive Directors contribute international and operational experience; understanding of the economics of the sectors in which the Group operates; knowledge of world capital markets; and an understanding of the health, safety, environmental and community challenges that the Group faces. Executive Directors bring additional perspectives to the Board’s work through a deep understanding of the Group’s business.

Directors must demonstrate unquestioned honesty and integrity; a preparedness to question, challenge and critique; and a willingness to understand and commit to the highest standards of governance. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the Group.

Directors commit to the collective decision-making processes of the Board. Individual Directors are required to debate issues openly and constructively and be free to question or challenge the opinions of others.

The Nomination Committee assists the Board in ensuring that the Board is comprised of high calibre individuals whose background, skills, experience and personal characteristics will augment the present Board and meet its future needs.

Independence

The Board considers that an appropriate balance between executive and non-executive Directors is necessary to promote shareholder interests and to govern the Group effectively. It is committed to ensuring a majority of Directors are independent.

Independent Directors bring clear judgement because they do not have relationships with the Group or others that create, or could be perceived by shareholders to create, conflicting interests. The Board considers the balance of non-executive and executive Directors when recommending individuals for election or re-election as Directors.

The Board has developed a Policy that it uses to determine the independence of its Directors. This determination is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration. A copy of the Independence Policy is available at: www.bhpbilliton.com/aboutus/governance.

The Independence Policy provides that to be independent a Director must be:

‘independent of management and any business or other relationship that could materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Billiton Group’.

In assessing relationships that might compromise a Director’s independence, the Board considers criteria set out in the Independence Policy. Those criteria include relationships with management, major shareholders, subsidiary and associated companies, other directors, other companies or bodies with whom BHP Billiton transacts business, the Group’s auditors and professional advisers, and the Group’s suppliers and customers.

Other factors that are considered include the Director’s character, the period the Director has served on the Board, the number of shares in the Group held by the Director, how the Director is remunerated and other benefits the Director receives from the Group.

The Independence Policy contains materiality thresholds that the Board uses to measure the impact of these factors on a Director’s independence. Each criterion is considered individually to determine whether it is material.

The Board conducted an assessment in August 2005 and determined that all of the non-executive Directors were independent. Where a Director is considered by the Board to be independent but the Board forms a view that circumstances exist that may give rise to a perception that the Director is not independent, the Board has undertaken to explain the reasons why it reached its conclusion. A summary of the factors that may be perceived to impact the independence of Directors of BHP Billiton is set out below.

Tenure - The Board has a Policy requiring non-executive Directors who have served on the Board for more than nine years to stand for annual re-election. All Directors seeking re-election must undergo a formal performance assessment, irrespective of the period they have served on the Board. A copy of the Policy is available at www.bhpbilliton.com/aboutus/governance.

The Board does not believe that any Director has served on the Board for a period which could materially interfere with the Director’s ability to act in the best interests of the Group. In reaching this conclusion, the Board specifically noted that in September 2005 Mr David Crawford and Mr Michael Chaney will have served on the Board for 11 years and ten years respectively.

Mr Chaney has indicated to the Board that he will not be seeking re-election at the 2005 annual general meetings. Mr Crawford has offered himself for re-election in accordance with BHP Billiton’s Policy described above. The Board has concluded that, notwithstanding Mr Crawford’s period of service, he has retained independence of character and judgement. The Board believes that Mr Crawford makes an outstanding contribution to the work of the Board. He brings his unique skills to the Board and participates in robust and constructive debate. He has not formed associations with management (or others) that might be said to compromise his ability to effectively monitor the performance of the Group.

Retirement plan - The former Directors of BHP Limited (Mr Don Argus, Mr Michael Chaney, Mr David Crawford, Dr David Jenkins and Dr John Schubert) participated in a retirement plan approved by shareholders in 1989. Under that plan they were entitled to receive a payment on retirement calculated by reference to years of service. The plan was closed on 24 October 2003 and benefits accrued to that date are held by the Company and will be paid on retirement. The Board approved the application of an earnings rate to those benefits fixed at the five-year Australian Government Bond Rate. The Board does not believe that the independence of any participating Director is compromised.

Relationships and associations - Mr David Crawford was the National Chairman of KPMG in Australia. He retired in June 2001 and has no ongoing relationship with KPMG. KPMG Audit Plc was the joint auditor (with PricewaterhouseCoopers) of Billiton Plc prior to the merger with BHP Limited and of BHP Billiton Limited and BHP Billiton Plc for the 2002 and 2003 financial years. KPMG was the sole auditor of BHP Billiton for the 2004 and 2005 financial years. The Board has considered this matter annually since the time of the merger, and again revisited it prior to the publication of this Annual Report and does not consider Mr Crawford’s independence to be compromised. The Board considers Mr Crawford’s financial acumen to be important to the discharge of the Board’s responsibilities. Accordingly, his membership of the Board and Chairmanship of the Risk and Audit Committee are considered by the Board to be appropriate and desirable.

Some of the Directors hold or previously held positions in companies with which BHP Billiton has commercial relationships. Those positions and companies include JP Morgan Plc, of which Lord Renwick is Vice Chairman Investment Banking, and The Goldman Sachs Group Inc, of which Mr Carlos Cordeiro is an Advisory Director and Vice Chairman Goldman Sachs, (Asia). Neither Lord Renwick or Mr Cordeiro participated in any way in transactions between their firms and BHP Billiton. All transactions between each of these companies and BHP Billiton, including the transactions entered into with JP Morgan and Goldman Sachs have been assessed in accordance with the Independence Policy and are not material. All transactions between BHP Billiton and the companies with which the Directors are associated were entered into in the usual course of BHP Billiton’s business and were within the scope of management’s authority under the terms of the Board Governance Document. Accordingly, the Board was not required to consider, or approve, any of these transactions. If Board approval was required for a transaction between BHP Billiton and any company with which a Director has an association, then BHP Billiton’s protocols would apply and the Director concerned would excuse himself or herself from participating in the decision.

The only transactions during the year which amounted to related party transactions with Director-related entities under Australian and UK Generally Accepted Accounting Principles, are the transactions between BHP Billiton and the Wesfarmers Group of which Mr Michael Chaney was the Managing Director until July 2005. Details are set out in note 30 “Related parties” in the 2005 BHP Billiton Group Annual Financial Statements.

The Board has assessed all of the relationships between BHP Billiton and the non-executive Directors and in all cases concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or the Directors’ ability to act in the best interests of the BHP Billiton Group.

Executive Directors - The two executive Directors, Mr Charles Goodyear and Mr Miklos (Mike) Salamon, are not considered independent because of their executive responsibilities. Neither of the executive Directors hold directorships in any other company included in the ASX 100 or FTSE 100.

Terms of appointment

The Board has adopted a letter of appointment that contains the terms on which non-executive Directors will be appointed, including the basis upon which they will be indemnified. A copy of the letter is available at www.bhpbilliton.com/aboutus/governance.

Induction and training

Each new non-executive Director undertakes an induction programme specifically tailored to their needs. These programmes include meetings with major shareholders, one-on-one meetings with members of management and visits to key assets. A copy of the induction programme is available at www.bhpbilliton.com/aboutus/governance.

Non-executive Directors agree to participate in continuous improvement programmes throughout their tenure.

Independent advice

The Board and its Committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group’s expense. No Director availed himself of this right during the course of the year.

Remuneration

Details of the remuneration policies and practices of the Group and the remuneration paid to the Directors (executive and non-executive) are set out in the Remuneration Report included in Item 6B of this annual report.

Share ownership and dealing

Non-executive Directors have agreed to apply at least 25% of their remuneration to the purchase of BHP Billiton Shares (in either Shares or American Depositary Receipts of BHP Billiton Limited or BHP Billiton Plc) until they achieve a shareholding equivalent in value to one-year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure.

Details of the shares held by Directors are set out in Item 6B of this annual report. As at the date of this annual report all of the Directors had met this requirement.

BHP Billiton has a Securities Dealing Code that covers dealings in securities by Directors and senior managers. Under the Code, Directors are required to obtain the Chairman’s consent before dealing in Shares or other securities of BHP Billiton. The Chairman needs to get approval from the Senior Independent Director to deal. Directors and senior managers must not deal in Shares or other securities of BHP Billiton during designated prohibited periods and at any time at which the individual possesses unpublished price sensitive information.

All BHP Billiton Share or securities dealings by Directors are reported to the Board and to the Australian, London and New York Stock Exchanges and all secondary exchanges on which BHP Billiton is listed.

A copy of the Securities Dealing Code can be viewed at www.bhpbilliton.com/aboutus/governance.

Chairman

The Chairman, Mr Don Argus, is considered by the Board to be independent. He was appointed Chairman of BHP Limited in 1999 and has been Chairman of the Group since 2001.

The Chairman leads the Board and facilitates its work. He is responsible for ensuring that the principles and processes of the Board are maintained, including the provision of accurate, timely and clear information. He encourages debate and constructive criticism. The Chairman, in conjunction with the Chief Executive Officer and Company Secretary, sets agendas for meetings of the Board that focus on the strategic direction and performance of the Group. He commits to and leads Board and individual Director performance assessments. The Chairman has authority to speak and act for the Board and to represent the Board to shareholders. He also presents shareholders’ views to the Board and facilitates the relationship between the Board and the Chief Executive Officer.

Mr Argus is Chairman of Brambles Industries, a company listed on the Australian and London Stock Exchanges. The Board considers that neither his Chairmanship of Brambles, nor any of his other commitments, interfere with the discharge of his responsibilities to BHP Billiton. The Board is satisfied that he makes sufficient time available to serve BHP Billiton effectively.

The Group does not have a Deputy Chairman but has identified Dr John Schubert to act as Chairman should the need arise at short notice.

Senior Independent Director

The Board has appointed Dr John Buchanan as the Senior Independent Director of BHP Billiton Plc in accordance with United Kingdom Combined Code requirements. In this role Dr Buchanan is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive Officer or Chief Financial Officer.

Company Secretary

The Company Secretary is Ms Karen Wood. She is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with. She advises the Board on governance matters. All Directors have access to her advice and services, and she retains independent advisory services at the request of the Board or a Board Committee. The Board appoints and removes the Company Secretary.

Meetings

The Board met nine times during the 2004-2005 year. Generally, meetings run for two days. Six of those meetings were held in Australia, two in the United Kingdom and one in China.

The Chairman sets the agenda for each meeting in consultation with the Chief Executive Officer and the Company Secretary. Any Director may have any matter added to the agenda. Directors are provided with comprehensive papers on matters to be considered by the Board. The non-executive Directors met three times during the year in the absence of executive Directors and other executives except the Company Secretary.

Members of the Office of the Chief Executive and other members of senior management attend meetings of the Board by invitation.

Board of Directors – review, re-election and renewal

Review

The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. Contemporary performance measures are considered an important part of this process.

The Board regularly evaluates the performance of the Board as a whole, its Committees, the Chairman, individual Directors and the governance processes which support Board work.

The performance of the Board is reviewed each year. That review focuses on individual Directors and the Board as a whole in alternate years. A review of the performance of each of the Board Committees is underway. Reviews of the Sustainability and Risk and Audit Committees were completed in June 2005. Reviews of the Nomination and Remuneration Committees will be completed by the end of calendar year 2005. Going forward the Board will assess the performance of its Committees each year.

Performance of individual Directors is assessed against a range of dimensions including: the ability of the Director to consistently take the perspective of creating shareholder value; to contribute to the development of strategy and identification of risks; to provide clear direction to management; to be a source of wise counsel for the Chief Executive Officer; to bring a broad perspective to discussions and an understanding of key issues; to commit the time required to fulfil the role; and to listen to and respect the ideas of fellow Directors and members of management.

The process is managed by the Chairman, but feedback on the Chairman’s performance is provided to him by Dr Schubert.

Re-election

The Board has determined that non-executive Directors who have served on the Board for more than nine years from the date of their first election must stand for annual re-election from the first annual general meeting after the expiration of their current term. At least one-third of the remaining Directors retire at each annual general meeting. Directors are not appointed for a fixed term but must submit themselves to shareholders for re-election after three years.

Re-appointment is not automatic. Retiring Directors who are seeking re-election are subject to a performance appraisal overseen by the Nomination Committee. Following that appraisal, the Board, on the recommendation of the Nomination Committee, makes a determination as to whether it will endorse a retiring Director for re-election. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory. The Board will advise shareholders in the notice of meeting whether or not re-election is supported.

Directors cannot be re-appointed if they have reached the age of 70 years, unless that appointment is approved by shareholders in the form of a special resolution. A Director so appointed must retire at the next annual general meeting.

Renewal

The Board plans for its own succession with the assistance of the Nomination Committee. In so doing, the Board:

•	considers the skill, knowledge and experience necessary to allow it to meet the strategic vision for the Group;

•	assesses the skill, knowledge and experience currently represented;

•	identifies any skills, knowledge and experience not adequately represented and agrees the process necessary to ensure a candidate is selected that brings those traits; and

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

When considering new appointments to the Board, the Nomination Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as a proven track record of creating shareholder value; unquestioned integrity; a commitment to the highest standards of governance; having the required time available to devote to the job; a clear grasp of strategic thinking; an awareness of market leadership; outstanding monitoring skills; a preparedness to question, challenge and critique; and an independent point of view.

Newly appointed Directors must submit themselves to shareholders for election at the first annual general meeting following their appointment.

Board Committees

The Board has established four permanent committees to assist in the execution of its responsibilities: Remuneration, Nomination, Sustainability (formerly called the Health, Safety and Environment) and Risk and Audit. Ad hoc committees are formed from time to time to deal with specific matters. Each of the permanent Committees has terms of reference (or Charters) under which authority is delegated to them by the Board.

Following a restructure of the Sustainability Committee that occurred during the year, all Committee members are now independent non-executive Directors.

A summary of the role and responsibilities of each Board Committee is set out below. The terms of reference of each Board Committee is available on BHP Billiton’s website at: http://bhpbilliton.com/aboutUs/governance.

Risk and Audit Committee

The Risk and Audit Committee met nine times during the year. Its members are Mr D.A. Crawford (Chairman), Dr D.C. Brink and Dr D.A.L. Jenkins.

Role and focus: to assist the Board in gaining assurance as to the integrity of the financial statements and the effectiveness of the system of internal controls and risk management.

The responsibilities of the Committee include reviewing:

•	the integrity of financial statements;

•	the appointment, remuneration, qualifications, performance and independence of the external auditor, and the integrity of the audit process as a whole;

•	the effectiveness of the systems of internal control and risk management;

•	the performance and leadership of the role of the Vice President Risk Management and Assurance and of the internal audit function;

•	compliance by management with constraints imposed by the Board;

•	compliance with legal and statutory requirements; and

•	preparation of a report of the Committee to be included in the annual report.

Sustainability Committee

The Sustainability Committee (previously called the Health, Safety and Environment Committee) met four times during the year. During the year the members of the Committee were Dr D.C. Brink (Chairman), Mr C.W. Goodyear, Mr M. Salamon, Mr A.T. Lennox, Prof J. Galvin, Prof J. Perkins, Dr D. Slater and Mr E. Spence. Following a review of the Committee which was conducted during the year the Board has restructured the Committee and will be increasing the number of non-executive director members. Executive members and external advisors no longer sit as members of the committee but participate in Committee work at the discretion of the non-executive director members. At the time of filing of this annual report, the new members of the Committee had not been appointed.

Role and focus: Following the review of the Committee referred to above the role of the Sustainability Committee is to assist the Board in gaining assurance that the appropriate systems are in place to deal with health, safety, environment and community risks faced by the Group.

In so doing, the Committee will focus on:

•	evaluating the effectiveness of the Group’s policies and systems for identifying and managing the health, safety, environment and community risks that are material to the achievement of the Group’s corporate objectives;

•	assessing the policies and systems within the Group for ensuring compliance with health, safety, environment and community regulatory requirements;

•	assessing the performance of the Group having regard to the impact of health, safety, environment and community decisions and actions on employees, communities and third parties on the reputation of BHP Billiton; and

•	evaluation and oversight on behalf of the Board of the quality and integrity of sustainability reporting to external stakeholders.

A Sustainability Report (formerly the Health, Safety, Environment and Community Report) is published each year. The Report identifies BHP Billiton’s targets for health, safety, environment and community and measures its performance against those targets. The Report can be found at www.sustainabilitybhpbilliton.com/2005/report.

Nomination Committee

The Nomination Committee met five times during the year. The members of the Committee are: Mr D.R. Argus (Chairman), Dr J.G. Buchanan, Lord Renwick of Clifton and Dr J.M. Schubert.

Role and focus: to assist the Board in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance.

The responsibilities of the Committee include:

•	reviewing the skills represented on the Board and identifying skills that might be required;

•	retaining the services of independent search firms and identifying suitable candidates for the Board;

•	overseeing the review of the assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election; and

•	communicating to shareholders on the work of the Committee on behalf of the Board.

During the year the Committee recommended the appointment and election of Carlos Cordeiro. Since the end of the year the Committee recommended the appointment and election of The Hon. Gail de Planque. The Committee retained the services of Heidrick & Struggles and Egon Zhender to identify candidates.

Remuneration Committee

The Remuneration Committee met seven times during the year. Its members are: Dr J.G. Buchanan (Chairman), Dr D.A.L. Jenkins, Lord Renwick of Clifton and Dr J.M. Schubert.

Role and focus: to assist the Board in setting the remuneration policy for the Group.

In doing its work, the Committee will focus on:

•	determining remuneration policy and its application to the executive directors and executives who report to the Chief Executive Officer;

•	adopting annual and long-term incentive plans;

•	providing guidance to the Chairman on the annual evaluation of the performance of the Chief Executive Officer;

•	determining levels of reward to the Chief Executive Officer and approval of rewards to those who report to the Chief Executive Officer; and

•	communicating to shareholders on remuneration policy and the Committee’s work on behalf of the Board.

Full details of the Committee work on behalf of the Board are set out in the Remuneration Report included in Item 6B of this annual report.

D. Employees

During the year ended 30 June 2005, we employed, on average, 36,468 employees. A significant proportion of these employees, approximately 10,689, were employed in our Australian based operations and approximately 16,266 in southern Africa. Our operations in North and South America account for the majority of our remaining employees. At the time of its acquisition by us, WMC employed approximately 3,100 employees. The inclusion of former WMC employees for the month of June increased our annual average number of employees by 271.

Our human resources strategy emphasises a relationship with our employees that is based on shared accountability for achieving business and personal success. Our strategy supports the development of a high performance work culture and the values and business principles of our Charter (our Charter is a statement that outlines the Group’s purpose, values and overall mission).

Our remuneration system places greater focus on at-risk, performance-based pay for our senior and executive management.

At our business units our remuneration system is being translated to apply to employees at other levels in the organisation as appropriate. Our succession planning and talent management processes focus on attracting and retaining current and future world-class talent. Our relationship with labour focuses on win-win relationships and a high performance organisation being created by continuous workplace reform in all of our businesses. We believe that our relations with our employees and labour unions representing our employees are good.

The table below provides a breakdown of our average number of employees by category of activity for the past three financial years. The 2005 averages reflect the impact of WMC employees joining the Group in June 2005.

	At 30 June
Industry	2005	2004	2003
Petroleum	1,998	1,901	1,872
Aluminium	5,563	5,590	5,362
Base Metals	3,656	3,414	3,319
Carbon Steel Materials	7,215	6,812	6,381
Diamond & Specialty Products	1,254	1,203	1,208
Energy Coal	9,333	9,138	9,668
Stainless Steel Materials	5,534	5,318	5,282
Group and unallocated	1,915	1,694	1,709

Total	36,468	35,070	34,801

The table below provides a breakdown of our average number of employees by geographic location for the past three financial years. The 2005 averages reflect the impact of WMC employees joining the Group in June 2005

	At 30 June
Geography	2005	2004	2003
Australia	10,689	9,776	9,020
North America	2,587	2,642	2,719
South America	5,779	5,657	5,531
Europe	621	611	584
Southern Africa	16,266	15,928	16,627
Other countries	526	456	320

Total	36,468	35,070	34,801

The acquisition of WMC added over 1,000 employees each to our Australian Stainless Steel Materials and Base Metals CSGs and approximately 400 to our Diamonds and Specialty Products CSG.

E. Share Ownership

Share ownership information of Directors and executives is presented as part of the Remuneration Report in Item 6B above.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

BHP Billiton Limited

The following table sets forth, at 30 June 2005, 2004 and 2003, the holdings of Directors and executive officers of BHP Billiton Limited, as a group, of BHP Billiton Limited’s voting securities. No person beneficially owned more than 5% of BHP Billiton Limited’s voting securities at 30 June 2005.

BHP Billiton Limited is not directly or indirectly controlled by another corporation or by any government. Other than as described in “DLC Structure”, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

				Percent of Class at June 30
Title of Class	Identity of Person or Group	Number Owned		2005	2004	2003
Ordinary Shares	Directors and executive officers as a group	2,119,909	(a)(b)(c)	0.06%	0.05%	0.02%

(a)	Excludes shares held non-beneficially and fully paid ordinary bonus shares issued effective 5 July 2001 as a result of partly paid shareholdings.
(b)	Excludes 85,000 partly-paid shares paid to A$1.36 (previously A$0.01, adjusted as a result of the OneSteel Interim Call in October 2000 and the BHP Steel Demerger Interim Call in July 2002) issued to Executive Directors and executive officers, and remaining partly-paid under BHP Billiton Limited’s Executive Share Scheme. This represents 0.0024% of total paid-up share capital at 30 June 2005.
(c)	Since 30 June 2005, the number of shares owned by Directors and executive officers as a group increased to 2,424,521 shares.

At 30 June 2005, there were 1,491 registered holders of BHP Billiton Limited’s voting securities in the United States, holding a total of 4,364,100 shares in BHP Billiton Limited or 0.12% of the outstanding shares. In addition, at 30 June 2005, there were 1,064 registered holders of BHP Billiton Limited’s ADRs in the United States, holding a total of 205,159,994 shares in BHP Billiton Limited (102,579,997 ADRs – each ADR represents two BHP Billiton Limited shares), or 5.72% of the outstanding shares.

BHP Billiton Plc

The following table sets forth, at 30 June 2005, 2004 and 2003, the holdings of each person known to us, or ascertainable from public filings, to be the beneficial owner of more than 3% of BHP Billiton Plc’s voting securities, and the holdings of Directors and executive officers of BHP Billiton Plc, as a group, of BHP Billiton Plc’s voting securities.

BHP Billiton Plc is not directly or indirectly controlled by another corporation or by any government. Other than as described in “DLC Structure”, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Plc’s voting securities.

	Identity of Person or Group (b)	Number Owned (a)	Percent of Class at 30 June
Title of Class			2005	2004	2003
Ordinary Shares	Old Mutual Plc	213,504,857	8.65%	8.01%	5.55%
Ordinary Shares	Barclays Plc	94,867,769	3.84%	N/A	N/A
Ordinary Shares	Legal & General Investment Management Ltd	85,585,506	3.47%	3.05%	3.05%
Ordinary Shares	Directors and executive officers as a group	1,225,850	0.05%	0.04%	0.06%

Since 30 June 2005, the number of shares owned by Directors and executive officers as a group increased to 1,573,250. At 31 August 2005, the major shareholders holdings were Old Mutual 212,702,521 Ordinary Shares which represented 8.62% of the outstanding shares in BHP Billiton Plc, Barclays Plc 95,499,418 Ordinary Shares which represented 3.87% of the outstanding shares in BHP Billiton Plc and Legal & General Investment Management Ltd 83,827,811 Ordinary Shares which represented 3.4% of the outstanding shares in BHP Billiton Plc.

At 30 June 2005, there were 50 registered holders of BHP Billiton Plc’s ADRs in the United States, holding a total of 8,187,602 shares in BHP Billiton Plc (4,093,801 ADRs – each ADR represents two BHP Billiton Plc shares), or 0.33% of the outstanding shares.

B. Related Party Transactions

The BHP Billiton Group is a group of approximately 465 subsidiaries. The BHP Billiton Group operates around the world. A list of the major entities, together with their place of incorporation and percentage ownership is listed in note 1 ‘Principal subsidiaries, joint ventures and joint arrangements’ in the 2005 BHP Billiton Group Annual Financial Statements. Related party transactions are outlined in note 30 ‘Related parties’ in the 2005 BHP Billiton Group Annual Financial Statements.

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

Pinal Creek/Miami Wash Area

BHP Copper Inc is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona. The details of this litigation are set forth in Item 4B under the heading “Information on the Company – Health, Safety, Environment and Community – Decommissioning, Site Rehabilitation and Environmental Costs”.

Rio Algom Pension Plan

In June 2003, Alexander E. Lomas, a retired member of the Pension Plan for Salaried Employees of Rio Algom Mines Limited (“Plan”), filed a Notice of Application in a representative capacity in the Ontario Superior Court of Justice-Commercial List against Rio Algom Limited (“RAL”) and the Plan Trustee (“RTC”) alleging certain improprieties in their administration of the Plan and use of Plan funds from January 1966 onward.

Based on those allegations, Mr Lomas claims a breach by RAL of its employment contracts with salaried employees, a breach of trust and of the Trust Agreement underlying the Plan, a breach of the Pension Benefits Act of Ontario, and abuse by RAL of both its authority and fiduciary duty.

Mr Lomas makes claims for quantified monetary relief for himself and those Plan members he purports to represent of:

1.	US$103.75 million (C$125,000,000) on account of monies alleged to have been improperly paid out or withheld from the Plan, together with compound interest calculated from the date of each alleged wrongdoing; and

2.	punitive, aggravated and exemplary damages in the sum of US$1.66 million (C$2,000,000).

Mr Lomas also makes various claims for non-quantified relief.

Mr Lomas delivered his supporting affidavit in June 2004, thereby perfecting his Application. RAL has filed its affidavit in response.

Currently, Mr Lomas purports to represent members of the defined benefits portion of the Plan. On 19 May 2005 a consent order was obtained compelling Mr Lomas to add all other interested parties to the Application, in particular members of the defined contributions portion of the Plan.

RAL has notified its insurers and other third parties of possible claims against them in respect of the Application.

Class Action concerning Cerrejon Privatisation

The NGO, Corporacion Colombia Transparente (“CCT”) brought 3 separate class actions (Popular Actions numbers 1029, 1032 and 1048) against various defendants in connection with the privatisation of 50% of the Cerrejon Zona Norte mining complex in Colombia in 2002. The complex is currently owed by Cerejon Zona Norte S.A. (“CZN”) and Carbones del Cerrejon LLC. (“CDC”). Our subsidiary Billiton Investment 3 BV owns a 33% share in CDC and our subsidiaries Billiton Investment 3BV and Billiton Investment 8 BV (“BHPB Shareholders”) collectively own a 33% share in CZN. The BHPB Shareholders have been named as defendants in Action 1048, and BHP Billiton Company BV, BHP Billiton’s original bidder for the complex, has been named as a defendant in Action 1029.

BHP Billiton Company BV was served with process in 2005 and filed a response in action 1029. None of the BHPB Shareholders have been served with process.

CCT alleges that the defendants failed to comply with the privatisation process and that the offer price for shares in CZN between Stages 1 and 2 of the privatization process was not correctly adjusted for inflation.

CCT claims an additional US$ 10 million (our share US$ 3,333,333) plus interest is due and, in the alternative, declaration that the privatization is null and void, forfeiture of the transfer price of approximately US$ 477 million (our share approximately US$ 159 million), unquantified sanctions and payment of stamp taxes.

During the first quarter of 2005, The Council of State applied a new legal interpretation applicable to class actions in Colombia providing that plaintiffs may not file additional class actions based on the same facts and legal arguments as existing actions. As a consequence the court dismissed action 1048 and nullified all proceedings in action 1029 with effect from 20 May 2004 (the date all additional defendants were joined). All shareholder defendants contend that the nullification means that the service of process in action 1029 and respective responses, which would include process served on BHP Billiton Company BV and its response, are null and void.

The plaintiff has appealed the court’s decision in relation to actions 1029 and 1048. No date for hearing the appeal has been set.

Bass Strait – Longford

Following the 25 September 1998 explosion and fire at Longford, Victoria, a class action was commenced in the Federal Court of Australia on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following those events. On 12 April 2001, the action was transferred to the Supreme Court of Victoria. The action was against Esso Australia Resources Pty Ltd. Esso joined the State of Victoria and various entities associated with the state as cross respondents alleging certain failures and contributory negligence on the part of the state entities.

On 20 February 2003, the Victorian Supreme Court found that Esso was not liable for pure economic loss. The court further found that Esso was liable to business users for property damage and any economic loss consequential upon property damage. At the request of the parties the court ordered mediation of the dispute over the quantum of damages.

The mediation resulted in the parties agreeing to settle all claims made in the class action subject to court approval. The terms of settlement provide for the payment of A$32.5 million by Esso to the plaintiffs. The plaintiffs released BHP Billiton Petroleum (Bass Strait) Pty Ltd from all claims and liabilities under the terms of settlement. A third party Settlement Deed was also signed for the purpose of settling claims and providing releases between Esso, the state entities, other third parties and BHP Billiton Petroleum Bass Strait. No further consideration is payable under the terms of the third party Settlement Deed. This Deed was also made subject to court approval of the settlement.

On 23 September 2004, the court favourably considered the terms of settlement and ordered a schedule of public advertising and notification to the plaintiffs. As the plaintiffs did not object prior to 29 October 2004, the court approved the terms of settlement on 8 November 2004. Esso sought a 50% contribution from BHP Billiton Petroleum Bass Strait to the A$32.5 million settlement. BHP Billiton advised Esso that it does not propose to contribute, as it is not a valid joint venture expense.

On 23 November 2004, BHP Billiton Petroleum Bass Strait issued proceedings against Esso and Esso Australia Pty Ltd in the Supreme Court of Victoria seeking compensation for the loss and damage suffered by BHP Billiton Petroleum Bass Strait arising from the explosion and fire at Longford. The quantum of the claim has not yet been specified and will be the subject of evidence in the case to be filed in due course. The damages sought include losses in relation to: rebuilding and restoring the Longford facilities; additional operating costs incurred after the incident and lost profits.

On 29 November 2004, Esso issued proceedings against BHP Billiton Petroleum Bass Strait in the Supreme Court of Victoria, claiming that BHP Billiton Petroleum Bass Strait has wrongfully withheld certain costs in connection with the Longford incident and seeking damages of approximately US$45 million plus interest and a declaration that Esso’s obligation to pay the class action settlement sum referred to above constitutes joint venture expenditure to be borne equally by Esso and BHP Billiton Petroleum Bass Strait.

The two proceedings have been consolidated into a single proceeding and will be heard together.

Bass Strait – Minerva Gas Field Development

On 4 April 2002, BHP Billiton Petroleum Pty Ltd, as operator on behalf of BHP Billiton Petroleum (Victoria) Pty Ltd (90%) and Santos (BOL) Pty Ltd (10%) (collectively the “joint venturers”), entered into a contract with McConnell Dowell Constructors (Aust) Pty Ltd (“MCD”) and Saipem (Portugal) Comercio Maritimo Lda (“Saipem”) (collectively, the “Contractor”) for the turnkey construction of offshore and onshore flowlines and an onshore gas plant for the Minerva Gas Field Development near Port Campbell, Victoria, Australia.

On 8 September 2003, the operator notified the Contractor of the joint venturers’ termination of the contract on the grounds of various defaults by the Contractor. The Contractor alleged (and still alleges) that we were not entitled to terminate the contract and that purporting to do so constituted repudiation of the contract. The Contractor elected to accept the alleged repudiation and reserved its rights to claim compensation. On 9 March 2004, MCD commenced proceedings against the joint venturers in the Supreme Court of Victoria claiming compensation of approximately US$27 million (our 90% share) plus interest and costs. In addition to the above allegations, MCD claims in the alternative that the contract was void for uncertainty and that we have engaged in misleading and deceptive conduct in breach of the Australian Trade Practices Act. In addition to its claim for compensation, MCD seeks declaratory and injunctive relief in respect of the contract and parent company and bank guarantees currently held by us under the contract.

On 10 June 2004, the joint venturers filed their defence and counterclaim against MCD, Saipem and their respective parent company guarantors under the contract, Saipem SpA of Italy and Aveng Ltd of South Africa. The joint venturers claim against them is based on the defaults by the Contractor referred to above.

On 8 September 2004, the joint venturers filed their interim claims for damages. The quantum of our losses is still to be finalised but at the date of this annual report, is approximately US$76 million (our share)(comprising our additional costs of completing the Minerva flowlines and gas plant with other contractors and revenue losses resulting from their delayed completion) plus interest and costs. We expect the trial to commence sometime between mid calendar year 2006 and the end of the first quarter of calendar year 2007.

Australian Taxation Office Assessments

In June 2005, the Australian Taxation Office (“ATO”) issued assessments against our subsidiary BHP Billiton Finance Ltd in respect of the 2000 - 2002 financial years. The assessments relate to the deductibility of bad debts in respect of funding Australian subsidiary company operations. The assessments are for primary tax of US$444 million and interest (net of tax) and penalties of US$284 million.

In August 2005, the ATO advised it will be issuing further flow on amended assessments for subsidiaries which received related loss transfers from BHP Billiton Finance Ltd involving primary tax of approximately US$118 million and interest (net of tax) and penalties of US$76 million.

Objections are being lodged against all assessments. As at 30 June 2005, the total amount in dispute relating to loans to subsidiaries which undertook the Beenup, Boodarie Iron and Hartley projects is approximately US$963 million including accrued interest on unpaid amounts (after tax) . An amount of US$414 million has been paid pursuant to ATO disputed assessments guidelines, of which US$368 million was paid in July 2005. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.

Dividends

We have a progressive dividend policy. This means that we seek to steadily increase or at least maintain the dividend in US dollars at each half yearly payment provided that we generate sufficient profit and cash flow to do so.

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

		Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
		High	Low	High	Low
		A$	A$	US$	US$
2000-2001	First quarter	10.21	8.76	11.26	9.80
	Second quarter	9.62	8.81	10.38	9.05
	Third quarter	10.40	8.87	10.93	9.31
	Fourth quarter	11.37	9.59	11.93	9.31
2001-2002	First quarter	10.98	7.87	11.18	7.93
	Second quarter	10.55	8.70	11.00	8.55
	Third quarter	12.49	10.47	12.95	10.85
	Fourth quarter	11.97	9.98	12.93	11.20
2002-2003	First quarter	10.66	8.27	12.65	8.90
	Second quarter	10.32	8.82	11.67	9.60
	Third quarter	10.37	8.56	11.68	10.29
	Fourth quarter	9.67	8.22	12.39	10.80
2003-2004	First quarter	11.47	8.30	15.00	11.30
	Second quarter	12.29	10.23	18.49	14.08
	Third quarter	12.79	11.13	20.10	16.63
	Fourth quarter	12.75	11.28	19.46	14.61
2004-2005	First quarter	14.61	12.41	20.89	17.36
	Second quarter	15.68	13.55	24.38	20.65
	Third quarter	19.50	14.83	31.01	27.58
	Fourth quarter	18.48	15.55	28.86	23.46
2005-2006	First quarter	22.48	17.95	34.24	27.10

		Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
		High	Low	High	Low
		A$	A$	US$	US$
Month of January 2005		16.44	14.83	25.66	22.58
Month of February 2005		19.21	16.38	31.01	25.37
Month of March 2005		19.50	17.55	30.69	26.70
Month of April 2005		18.45	15.82	28.86	24.29
Month of May 2005		16.96	15.55	26.12	23.46
Month of June 2005		18.48	16.61	28.63	25.13
Month of July 2005		19.49	17.95	32.55	29.41
Month of August 2005		21.47	19.24	29.98	27.10
Month of September 2005		22.48	19.81	34.24	31.12

(a)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

(b)	Under the terms of the DLC structure, for each existing BHP Billiton Limited share held on 5 July 2001, the holder was entitled to 1.0651 additional BHP Billiton Limited shares. Accordingly historical share prices have been restated to reflect this change.

The total market capitalisation of BHP Billiton Limited at 30 June 2005 was A$65.1 billion which represented approximately 6.6% of the total market capitalisation of all companies listed on the ASX. The closing price for BHP Billiton Limited ordinary shares on the ASX on such date was A$18.15.

BHP Billiton Plc

The following table sets forth, for the periods indicated, the highest and lowest market quotations for BHP Billiton Plc ordinary shares reported on the Daily Official List of the LSE, and the highest and lowest bid prices for ADSs quoted on the NYSE, adjusted to reflect stock dividends.

		Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
		High	Low	High	Low
		UK pence	UK pence	US$	US$
2000-2001	First quarter	295.06	227.17	8.66	6.67
	Second quarter	259.35	214.25	7.75	6.11
	Third quarter	311.97	238.68	9.40	7.05
	Fourth quarter	364.12	294.12	10.43	8.69
2001-2002	First quarter	343.92	242.44	9.49	7.33
	Second quarter	329.82	262.64	9.77	7.33
	Third quarter	391.84	326.07	11.28	9.40
	Fourth quarter	388.08	320.19	11.46	9.68
2002-2003	First quarter	348.62	259.50	10.50	8.50
	Second quarter	345.25	287.75	11.25	5.07
	Third quarter	338.25	284.00	10.90	9.20
	Fourth quarter	351.50	300.00	11.15	9.30
2003-2004	First quarter	437.50	311.00	14.09	10.21
	Second quarter	488.00	398.00	17.66	13.15
	Third quarter	526.25	444.50	19.77	16.35
	Fourth quarter	526.50	432.50	19.50	15.22
2004-2005	First quarter	593.50	474.75	21.39	17.49
	Second quarter	621.00	553.50	23.69	20.15
	Third quarter	776.50	582.00	30.23	22.00
	Fourth quarter	729.50	624.00	27.38	23.04
2005-2006	First quarter	916.00	722.00	32.50	25.90

		Ordinary Shares(a)(b)		American Depositary Shares (a)(b)
		High	Low	High	Low
		UK pence	UK pence	US$	US$
Month of January 2005		657.00	582.00	25.09	22.00
Month of February 2005		776.50	663.00	30.23	24.52
Month of March 2005		759.00	701.00	29.47	25.80
Month of April 2005		729.50	624.00	27.38	23.88
Month of May 2005		668.00	625.00	25.32	23.04
Month of June 2005		728.00	670.00	26.92	24.69
Month of July 2005		806.50	722.00	28.88	25.90
Month of August 2005		860.00	790.00	31.49	28.31
Month of September 2005		916.00	811.00	32.50	30.19

(a)	Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.
(b)	The prices have been adjusted to reflect the terms of the DLC structure and the bonus issue allotted to existing BHP Billiton Plc shareholders in July 2002. Accordingly historical share prices have been restated to reflect these changes.

The total market capitalisation of BHP Billiton Plc at 30 June 2005 was £17.6 billion which represented approximately 1.19% of the total market capitalisation of all companies listed on the LSE. The closing price for BHP Billiton Plc ordinary shares on the LSE on such date was £7.12.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for BHP Billiton Limited’s ordinary shares is the Australian Stock Exchange Ltd. BHP Billiton Limited ordinary shares are also listed on stock exchanges in Germany (Frankfurt), Switzerland (Zurich), and in the form of American Depositary Shares (ADSs) in the United States (New York – NYSE:BHP). ADSs evidenced by American Depositary Receipts (ADRs), for which JP Morgan Chase Bank is the Depositary, have been listed for trading on the New York Stock Exchange since 28 May 1987. Each ADS represents the right to receive two ordinary shares.

The principal trading market for BHP Billiton Plc’s ordinary shares is the London Stock Exchange. BHP Billiton Plc ordinary shares are also listed on stock exchanges in South Africa (Johannesburg), and in the form of American Depositary Shares (ADSs) in the United States (New York – NYSE:BBL). ADSs evidenced by American Depositary Receipts (ADRs), for which JP Morgan Chase Bank is the Depositary, have been listed for trading on the New York Stock Exchange, Inc since 25 June 2003 (prior to this date BHP Billiton Plc’s ADRs traded on the over the counter market). Each ADS represents the right to receive two ordinary shares.

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

Borrowing Powers

Any Director may lend money to BHP Billiton at interest with or without security, or may, for a commission or profit, guarantee the repayment of any money borrowed by BHP Billiton and underwrite or guarantee the subscription of shares or securities of BHP Billiton or of any corporation in which BHP Billiton may be interested. In terms of actual borrowing power, the Board may entrust to any Director holding any executive office any of the borrowing powers exercisable under the Constitution or the Articles of Association.

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

Share Qualification

Currently each Director is required to hold, within two months of their appointment, and thereafter during the period of office, not less than 1,000 Ordinary Shares in BHP Billiton Limited or in BHP Billiton Plc or the equivalent of that number of shares in the form of BHP Billiton Limited American Depositary Shares. We are, however, seeking shareholder approval to amend our Constitution and Articles of Association to remove the share qualification requirement, which, if passed, will be effective at the conclusion of our 2005 annual general meetings.

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

In addition, at any general meeting a resolution, other than a procedural resolution, put to the vote of the meeting on which the holder of the BHP Special Voting Share is entitled to vote shall be decided on a poll.

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

In addition, at any general meeting a resolution, other than a procedural resolution, put to the vote of the meeting on which the holder of the Billiton Special Voting Share is entitled to vote shall be decided on a poll.

On a show of hands, every shareholder present, except the holder of the Billiton Special Voting Share, has one vote. Where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys is entitled to vote on a show of hands. On a poll, however, votes may be given either personally or by proxy.

Rights to Share in BHP Billiton Limited’s Profits

The rights attached to the shares of BHP Billiton Limited, as regards the participation in the profits available for distribution, are as follows:

•	the holders of any preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a preferred right to participate as regards dividends up to but not beyond a specified amount in distribution;

•	subject to the special rights attaching to any preference shares but in priority to any payment of dividends on all other classes of shares, the holder of the Equalisation Shares shall be entitled to be paid such dividends as are declared; and

•	any surplus remaining after payment of the distributions shall be payable to the holders of BHP Billiton Limited Ordinary Shares and the BHP Special Voting Share in equal amounts per share.

Rights to Share in BHP Billiton Plc’s Profits

The rights attached to the shares of BHP Billiton Plc, in relation to the participation in the profits available for distribution, are as follows:

•	the holders of the cumulative Preference Shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to be paid a fixed cumulative preferential dividend (“Preferential Dividend”) at a rate of 5.5% per annum, such dividend to be paid annually in arrears on 31 July in each year or if any such date shall be a Saturday, Sunday or public holiday in England, on the first business day following such date in each year. Payments of Preferential Dividend shall be made to holders on the register at any date selected by the Directors up to 42 days prior to the relevant fixed dividend date;

•	subject to the rights attaching to the cumulative Preference Shares, but in priority to any payment of dividends on all other classes of Shares, the holder of the Billiton Special Voting Share shall be entitled to be paid a fixed dividend of US$0.01 per annum payable annually in arrears on 31 July;

•	subject to the rights attaching to the cumulative Preference Shares and the Billiton Special Voting Share, but in priority to any payment of dividends on all other classes of Shares, the holder of the Equalisation Share shall be entitled to be paid such dividends as the Board may decide to pay thereupon; and

•	any surplus remaining after payment of the distributions under the above distributions shall be payable to the holders of the BHP Billiton Plc Ordinary Shares in equal amounts per BHP Billiton Plc Ordinary Share.

Liquidation

On a return of assets on liquidation, the assets of BHP Billiton Limited remaining available for distribution among shareholders, after giving effect to the payment of all prior ranking amounts owed to all creditors and holders of preference shares, shall be applied in paying to the holders of the BHP Special Voting Share and the Equalisation Share an amount of up to A$2.00 on each such share, on an equal priority with any amount paid to the holders of BHP Billiton Limited Ordinary Shares, and any surplus remaining shall be applied in making payments solely to the holders of BHP Billiton Limited Ordinary Shares in accordance with their entitlements.

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

Changes to Rights of Shareholders

Rights attached to any class of shares issued by either BHP Billiton Limited or BHP Billiton Plc can only be varied where such variation is approved both:

•	by the company which issued the relevant shares, as a special resolution; and

•	by the holders of the issued shares of the affected class, either at a special meeting by resolution passed by not less than three-quarters of the holders present at the meeting and voting, or in writing signed by the holders of at least three-quarters of the issued shares of that class.

The Board may determine that the resolution to be passed by the relevant company is either a Class Rights Action or a Joint Electorate Action, and accordingly the resolution may need to be passed by the shareholders of both BHP Billiton Limited and BHP Billiton Plc.

Various rights attaching to all shares issued by either BHP Billiton Limited or BHP Billiton Plc can only be varied where such variation is approved as either a Class Rights Action or a Joint Electorate Action, depending on the type of right to be varied. The Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc set out those rights which may only be varied as a Class Rights Action, and those rights which may only be varied as a Joint Electorate Action.

For a description of a Class Rights Action and a Joint Electorate Action, refer to “Organisational Structure - Voting” in Item 4C.

These conditions are more significant than is required by Australian and UK law to the extent that the Board determines the relevant resolution is either a Class Rights Action or a Joint Electorate Action.

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

Limitations on Rights to Own Securities

Neither the Constitution nor the Articles of Association impose any limitations on the rights to own securities other than restrictions which reflect the takeovers codes under relevant Australian and UK law. In addition, the Australian Foreign Acquisition and Takeovers Act (1975) imposes a number of conditions, which restrict foreign ownership of Australian-based companies. Further information on the Australian Foreign Acquisition and Takeovers Act is provided at Item 10D - Share Control Limits.

Share control limits imposed by the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, as well as relevant laws are described at Item 4C under the sections captioned “DLC Structure”, “Equalisation of Economic and Voting Rights”, “Voting”, “Matching Actions” and “Takeover Provisions”.

C. Material Contracts

DLC Agreements

The DLC structure was implemented on 29 June 2001. The DLC Agreements entered into upon completion of the DLC arrangement were as follows:

(a)	the Sharing Agreement;

(b)	the Special Voting Shares Deed;

(c)	the BHP Deed Poll Guarantee; and

(d)	the Billiton Deed Poll Guarantee.

The material terms of each of these agreements are summarised below. The effect of each of the agreements and the manner in which they operate are described in more detail in Item 4C.

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

BHP Billiton Limited

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by BHP Billiton Limited for the movement of funds in and out of Australia. However, the Financial Transaction Reports Act 1988 requires members of the general public to report the carrying or sending of A$10,000 or more in currency into or out of Australia to the Australian Transaction Reports and Analysis Centre. Various additional reporting obligations are imposed on cash dealers.

In addition, the written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified in the consolidated list published under the Charter of the United Nations Act 1945 and the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002. The consolidated list of listed and proscribed persons and entities is available at http://www.dfat.gov.au/icat/freezing_terrorist_assets.html. This includes individuals or entities linked with the Taliban, Al Qaida and other terrorist organisations. It is a criminal offence to hold and use or deal with an asset which is owned or controlled by listed or proscribed persons or entities, or to make assets available to listed or proscribed persons or entities.

The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 apply in respect of assets of the previous government of Iraq, and assets removed from Iraq or acquired by a senior official of the previous government of Iraq or their immediate families. Transactions with such assets require the approval of the Australian Minister for Foreign Affairs.

Transactions involving individuals associated with the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth) without the specific approval of the Reserve Bank of Australia. The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth of Australia Gazette and on its website (http://www.reb.gov.za).

Transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and the National Bank of Yugoslavia require prior approval from the Reserve Bank of Australia.

At the present time, remittances of any dividends, interest or other payment by BHP Billiton Limited to non-resident holders of BHP Billiton Limited’s securities in the United States are not, subject to the above, restricted by exchange controls or other limitations save that, in certain circumstances, BHP Billiton may be required to withhold Australian taxes.

There are no limitations, either under the laws of Australia or under the Constitution of BHP Billiton Limited, to the right of non-residents to hold or vote BHP Billiton Limited ordinary shares other than as set out below. The Commonwealth Foreign Acquisitions and Takeovers Act 1975 (“the Takeovers Act”). The Takeovers Act may affect the right of non-Australian residents, including United States residents, to hold ordinary shares but does not affect the right to vote, or any other rights associated with, any ordinary shares held in compliance with its provisions. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition. In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to BHP Billiton Limited. However, there are no other statutory or regulatory provisions of Australian law or Australian Stock Exchange requirements that restrict foreign ownership or control of BHP Billiton Limited.

At 30 June 2005, BHP Billiton Limited and its subsidiaries are considered foreign corporations for the purposes of the Takeover Act. This means that BHP Billiton Limited and its subsidiaries must apply to the Treasurer for prior approval under the Takeovers Act before certain activities are undertaken, including acquisition of shareholdings of 15% or more in an Australian company that is valued at A$50 million or more, acquisitions of Australian businesses where the business is valued at A$50 million or more, or purchase of Australian residential real estate. Pursuant to the enactment of the US Free Trade Agreement Implementation Act 2004, different thresholds apply in respect of those BHP Billiton companies constituted or organised under the laws of the US, and any branch located and carrying on business in the US. These companies and branches are considered to be prescribed foreign investors for the purposes of the Takeover Act and, in respect of any acquisition in non-sensitive sectors (as listed in the Foreign Acquisitions and Takeovers Regulations 1989), the threshold is set at A$800 million or more. The A$50 million and A$800 million thresholds described above are applicable to the 2005 calendar year, following which they will be subject to adjustment in terms of the Foreign Acquisitions and Takeovers Regulations 1989.

Limitations that are equally applicable to residents and non-residents are imposed by Section 606 of the Corporations Act 2001 (Cth) which provides that, subject to certain exceptions, a person must not acquire a relevant interest in shares in a listed company or an unlisted company with more than 50 members if this will result in a person’s voting power increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Those restrictions, and the applicable provisions contained in the takeovers code under UK law, are also entrenched in the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc.

E. Taxation

The taxation discussion set forth below describes the material Australian income tax, UK tax and US federal income tax consequences of a US holder (as hereinafter defined) owning BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. The discussion is based on the Australian, UK and US tax laws currently in effect, as well as on the double taxation convention between Australia and the United States (the Australian Treaty), the double tax convention between the UK and the United States (the UK Treaty) and the estate tax conventions between the UK and the United States (the UK Estate Tax Treaty). For purposes of this discussion, a “US holder” is a beneficial owner of ordinary shares or ADSs that is, for US Federal income tax purposes, a citizen or individual resident of the United States, a domestic corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

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

Any gain upon disposal of ordinary shares or ADSs, if held by a person not resident in Australia, may be subject to capital gains tax if the non-resident (together with associates, if any) beneficially owns or owned at any time during so much of the period of five years preceding the disposal, 10% or more by value of the issued share capital of BHP Billiton Limited (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital), or where the ordinary shares or ADSs have been used by the non-resident in carrying on a trade or business through a permanent establishment in Australia.

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

If you are a non-corporate US holder, dividends paid to you on ADSs in taxable years before 1 January 2009 will be taxable to you at the rate applicable to long-term capital gains (generally at a maximum rate of 15%) provided that the ADSs remain readily tradeable on an established securities market in the US and you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

Dividends will be income from sources outside the US, but generally will be, for taxable years beginning before January 1, 2007, “passive income” or “financial services income” or, for taxable years beginning after 31 December 2006, “passive” or “general” income, which is in either case treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Sale of Ordinary Shares and ADSs

A US holder that sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in those ordinary shares or ADSs. The capital gain of a non-corporate US holder that is recognised before 1 January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than 12 months. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Shareholdings in BHP Billiton Plc

The UK and the United States entered into a new double tax convention (the New UK Treaty) on 31 March 2003. The New UK Treaty will generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after 1 May 2003; there are different effective dates for other provisions of the New UK Treaty. However, a US holder who or which is entitled to treaty benefits under the Old UK Treaty is entitled to elect to have the Old UK Treaty apply in its entirety for an additional 12 month period beyond the date the New UK Treaty would otherwise apply. In the case of withholding taxes, the election would result in the Old UK Treaty applying to any amounts paid or credited on or before 31 March 2004.

UK Taxation

Dividends

Under the UK law, no UK tax is required to be withheld at source from dividends paid on ordinary shares or ADSs.

If the US holder makes the election (described above) to have the Old UK Treaty apply for an additional 12 month period, the following provision of the Old UK Treaty would apply to dividends paid or credited on or before 31 March 2004. Under the Old UK Treaty (but not under the New UK Treaty) dividends to US holders eligible for treaty benefits under that treaty carry a tax credit amount equal to 10 % of the aggregate of the dividend plus a notional credit amount. The notional credit amount is one-ninth of the dividend. Under the Old UK Treaty, a US holder eligible for treaty benefits is entitled to receive a repayment of the tax credit amount, less a UK withholding tax amount of 15% of the aggregate of the dividend and the notional credit amount. Since the withholding tax amount will exceed the tax credit amount, no repayment of the tax credit amount will be made to a US holder. See the discussion below, under “Shareholdings in BHP Billiton Plc-US Taxation-Dividends”, regarding the US federal income tax consequences to an eligible US holder that elects to be treated as having received the tax credit amount and as having paid the withholding tax amount.

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

Individuals resident in the UK for tax purposes on or after 17 March 1998 and who become US holders while so resident, may become subject to UK tax on capital gains if they dispose of shares or ADSs whilst resident for tax purposes in the US but resume UK tax residence within five complete UK tax years of the disposition. Under the current double taxation convention US holders are entitled to claim US tax paid on such a disposition as a credit against any corresponding UK tax payable.

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

Dividends

Under the US federal income tax laws, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). In addition, an eligible US holder that elected to apply the Old UK Treaty for an additional 12 month period following the date when the New UK Treaty would have otherwise applied, and that elected on Internal Revenue Service Form 8833 (Treaty-Based Return Position Disclosure) to be treated, with respect to the receipt of any dividend paid or credited on or before 31 March 2004, as having received the tax credit amount and as having paid the withholding tax amount (an “electing US holder”), would include the tax credit amount (not reduced by the withholding tax amount) in this gross amount even though the holder did not in fact receive it. For calculation of the applicable tax credit amount and withholding tax amount, refer to “Shareholdings in BHP Billiton Plc – UK Taxation – Dividends” above. US holders should consult their own tax advisors regarding the tax consequences in their particular circumstances of having made such an election. The election to be treated as having received the tax credit amount and as having paid the withholding tax is not available under the New UK Treaty.

The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.

If you are a non-corporate US holder, dividends paid to you on ADSs in taxable years beginning before 1 January 2009 will be taxable to you at the rate applicable to long-term capital gains (generally at a maximum rate of 15%) provided that the ADSs remain readily tradeable on an established securities market in the US and you hold the ADSs for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as a capital gain.

Subject to certain limitations, in the case of an electing US holder, the UK tax deemed withheld in accordance with the Old UK Treaty and paid over to the UK will be creditable against the holder’s US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate. Dividends will be income from sources outside the US, but generally will for taxable years beginning before 1 January 2007, be “passive income” or “financial services income” or, for taxable years beginning after 31 December 2006, “passive” or “general” income, which in either case is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Under the New UK Treaty, US holders are not entitled to receive the tax credit amount and accordingly there is no imposition of UK withholding tax and no associated US foreign tax credit.

Sale of ordinary shares and ADSs

A US holder that sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in those ordinary shares or ADSs. The capital gain of a non-corporate US holder that is recognised before 1 January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than 12 months. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

BHP Billiton Limited and BHP Billiton Plc both file annual and special reports and other information with the SEC. You may read and copy any document that either BHP Billiton Limited or BHP Billiton Plc files at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (1-800-SEC-0830), or access the SEC website at www.sec.gov for further information on the public reference room. The SEC filings of BHP Billiton Limited since November 2002, and those of BHP Billiton Plc since April 2003 are also available on the SEC website. American depositary shares representing ordinary shares of BHP Billiton Limited are listed on the New York Stock Exchange, and its ordinary shares are listed on the Australian Stock Exchange. American depositary shares representing ordinary shares of BHP Billiton Plc are also listed on the New York Stock Exchange and its ordinary shares are admitted to the Official List of the UK Listing Authority (being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000), and the London Stock Exchange Plc for trading on the London Stock Exchange’s market for listed securities. You can consult reports and other information about BHP Billiton Limited and BHP Billiton Plc that each has filed pursuant to the rules of the New York Stock Exchange at the exchange. You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the Australian Stock Exchange at www.asx.com.au . You can consult reports and other information about BHP Billiton Plc that it has filed pursuant to the rules of the UK Listing Authority, at the authority.

I. Subsidiary Information

A list of the major BHP Billiton entities, together with their place of incorporation and percentage ownership is listed in note 1 ‘Principal subsidiaries, joint ventures and joint arrangements’ in the 2005 BHP Billiton Group Annual Financial Statements. Furthermore, a list of the BHP Billiton Limited and BHP Billiton Plc subsidiaries is provided under Exhibit 8.1 of this annual report.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Relevant market risk information is provided in Item 5A of this annual report “Operating Results” above. You should also refer to note 29 ‘Financial instruments’ in the 2005 BHP Billiton Group Annual Financial Statements for details of the BHP Billiton Group’s hedge transactions and interest rate and cross currency swaps outstanding at 30 June 2005.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. None.

B. None.

C. None.

D. None.

E. Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2005. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP Billiton in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP Billiton’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our management, including the CEO and CFO, have concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

In designing and evaluating our disclosure controls and procedures, our management, including the group chief executive and chief financial officer, recognise that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluations of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

B. There have been no changes in our internal control over financial reporting (as that term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the year ended 30 June 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

The Board has determined that David Crawford, a member of the Risk and Audit Committee, is an audit committee financial expert as defined in Item 16A of Form 20-F and is independent under the independence requirements of the NYSE corporate governance standards.

ITEM 16B.  CODE OF ETHICS.

We have adopted a Code of Ethics that applies to all senior executives including the Chief Executive Officer, Chief Financial Officer and Vice President Group Accounting/Controller. The Code of Ethics is referred to as the “BHP Billiton Guide to Business Conduct” and can be accessed in the BHP Billiton internet site at: www.bhpbilliton.com.

During the fiscal year ended 30 June 2005, we amended our Code of Ethics to incorporate amendments to our Charter which were also made in that fiscal year. Those amendments clarify the following aspects of our Charter as follows:

•	our purpose is to create long term value through the discovery, development and conversion of natural resources; and

•	the integrity we value includes, but is not limited to, doing what we say we will do.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Fees Billed

Refer to note 7 ‘Net operating costs’ in the 2005 BHP Billiton Group Annual Financial Statements for a description of the fees paid to, and the services provided by, our independent accountants for the three years ended 30 June 2005, 2004 and 2003.

Policies and Procedures

We have adopted a policy entitled ‘Provision of Other Services by External Auditors’ covering the Risk and Audit Committee’s pre-approval policies and procedures. The full policy can be accessed in the BHP Billiton internet site at: www.bhpbilliton.com.

In addition to audit services, the external auditor will be permitted to provide other (non-audit) services that are not, and are not perceived to be, in conflict with the role of the external auditor. In accordance with the requirements of the Exchange Act and guidance contained in PCAOB Release 2004-001, certain specific activities are listed in our detailed policy which have been “pre-approved” by our Risk and Audit Committee.

The categories of “pre-approved” services are as follows:

•	Audit services – This is work that constitutes the agreed scope of the statutory audit and includes the statutory audits of the Group and its entities (including interim reviews). Our Risk and Audit Committee will monitor the Audit services engagements and approve, if necessary, any changes in terms and conditions resulting from changes in audit scope, Group structure or other relevant events.

•	Audit-related/assurance services – This is work that is outside the required scope of the statutory audit, but is consistent with the role of the external statutory auditor. This category includes work that is reasonably related to the performance of an audit or review and is a logical extension of the audit or review scope, is of an assurance or compliance nature and is work that the auditors must or are best placed to undertake.

•	Tax services – work of a tax nature that does not compromise the independence of the external auditor.

•	Other services – work of an advisory nature that does not compromise the independence of the external auditor.

Activities not listed specifically are therefore not “pre-approved”. Activities which are not “pre-approved” must be approved by our Risk and Audit Committee prior to engagement, regardless of the dollar value involved. Additionally, any engagement for other services with a value over US$100,000, even if listed as a “pre-approved” service, can only be approved by our Risk and Audit Committee, and all engagements for other services, whether “pre-approved” or not, and regardless of the dollar value involved are reported quarterly to our Risk and Audit Committee.

While not specifically prohibited by our policy, any proposed non-audit engagement of the external auditor relating to internal control (such as a review of internal controls or assistance with implementing the regulatory requirements including the Exchange Act) must obtain specific prior approval by our Risk and Audit Committee. With the exception of the external audit of the Group financial report, any engagement identified that contains an internal control-related element is not considered to be pre-approved. In addition, whilst the categories shown above include a list of certain pre-approved services, the use of the external auditors to perform such services shall always be subject to our over-riding governance practices as articulated in the policy.

An exception can be made to the above policy where such an exception is in our interests and appropriate arrangements are put in place to ensure the integrity and independence of the external auditor. Any such exception requires the specific prior approval of our Risk and Audit Committee and must be reported to our Board. No exceptions were approved during the year ended 30 June 2005.

In addition, our Risk and Audit Committee approved no services during the year ended 30 June 2005 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Unless noted otherwise, the shares in column “a” were purchased to satisfy awards made under the various BHP Billiton Limited employee share schemes.

	a		b		c		d
Period	Total Number of Shares (or Units) Purchased		Average Price Paid per Share (or Units)(a)		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programmes		Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programme
1 July 2004 to 31 July 2004	151,452		9.26				186,000,000 246,814,700	(b) (c)
1 Aug 2004 to 31 Aug 2004	546,721		9.37				186,000,000 246,814,700	(b) (c)
1 Sep 2004 to 30 Sep 2004	318,800		9.31				186,000,000 246,814,700	(b) (c)
1 Oct 2004 to 31 Oct 2004	1,471,507		10.65				186,000,000 246,814,700	(b) (c)
1 Nov 2004 to 30 Nov 2004	181,009,517		9.83		180,716,428	(d)	186,000,000 246,814,700	(b) (c)
1 Dec 2004 to 31 Dec 2004	238,007		11.62				186,000,000 246,814,700	(b) (c)
1 Jan 2005 to 31 Jan 2005	6,444		11.57				186,000,000 246,814,700	(b) (c)
1 Feb 2005 to 28 Feb 2005	318,790		13.92				186,000,000 246,814,700	(b) (c)
1 Mar 2005 to 31 Mar 2005	232,005	(e)	14.76	(e)			186,000,000 246,814,700	(b) (c)
1 Apr 2005 30 Apr 2005	203,191		13.67				186,000,000 246,814,700	(b) (c)
1 May 2005 to 31 May 2005	349,503		12.68				186,000,000 246,814,700	(b) (c)
1 Jun 2005 to 30 Jun 2005	13,898		14.22				186,000,000 246,814,700	(b) (c)

TOTAL	184,859,835		9.86		180,716,428

Footnotes

(a)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate of the day of the purchase.
(b)	These shares in BHP Billiton Limited may be repurchased pursuant to the on-market share buy-back programme which has been extended by 12 months to 30 September 2006.
(c)	These shares in BHP Billiton Plc may be repurchased pursuant to the authority granted by the BHP Billiton shareholders at the 2003 and 2004 annual general meetings. A renewal of this authority is being sought at the 2005 annual general meetings.
(d)	The BHP Billiton Limited off-market share buy-back was announced on 5 October 2004, under which the repurchase of up to US$1.780 billion in shares was approved. This buy-back expired on 23 November 2004.
(e)	In addition, 112 shares in BHP Billiton Plc were purchased on the Johannesburg Stock Exchange to assist in the satisfaction of an award under the BHP Billiton Plc Co-Investment Plan. The purchase price of these shares was US$14.59.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable, as Item 18 complied with.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements are included as the “F” pages to this annual report. The information set out in these accounts does not constitute the company’s statutory accounts for the year ended 30 June 2005 and 2004. Those accounts have been reported on by the company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the United Kingdom Companies Act 1985. The accounts for the year ended 30 June 2004 and 30 June 2005 have been delivered to the registrar of companies.

ITEM 19.  EXHIBITS

Exhibit 1 Constitution

1.1	Constitution of BHP Billiton Limited.*

1.2	Articles of Association of BHP Billiton Plc.*

Exhibit 4 Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc.**

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c..**

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.**

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited.**

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc.**

4.6	Service Contract dated 21 August 2003 between BHP Billiton Limited, BHP Billiton Plc and Charles. W. Goodyear.***

4.7	Contract of employment dated 1 September 2003 between BHP Billiton Plc and Miklos Salamon. ***

4.8	Contract of employment dated 1 September 2003 between BHP Billiton Services Jersey Limited and Miklos Salamon. ***

4.9	Form of Service Agreement for Specified Executives.

Exhibit 8 List of Subsidiaries

8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc.

Exhibit 12 Certifications

12.1	Certification by Chief Executive Officer, Mr Charles Goodyear, dated 3 October 2005.

12.2	Certification by Chief Financial Officer, Mr Chris Lynch, dated 3 October 2005.

Exhibit 13 Certifications

13.1	Certification by Chief Executive Officer, Mr Charles Goodyear, and Chief Financial Officer, Mr Chris Lynch, dated 3 October 2005.

*	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2002 on 23 December 2002.

**	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

***	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2003 on 23 October 2003.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

BHP BILLITON GROUP

ANNUAL FINANCIAL STATEMENTS

30 JUNE 2005

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Report of Independent Registered Public Accounting Firm

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2005 and 2004, and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses and consolidated statements of cash flows for each of the years in the three year period ended 30 June 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group at 30 June 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three year period ended 30 June 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

/s/ KPMG Audit Plc	/s/ KPMG

KPMG Audit Plc	KPMG
London	Melbourne
8 September 2005	3 October 2005

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account

for the year ended 30 June 2005

		2005
	Notes	Continuing Operations excluding acquisitions and exceptional items	Acquisitions (note 3)	Total Continuing Operations excluding exceptional items	Exceptional items (note 2)	Total
		US$M	US$M	US$M	US$M	US$M
Turnover (including share of joint ventures and associates)
Group production		24 611	248	24 859	—	24 859
Third party products	4	6 945	—	6 945	—	6 945

	4,5	31 556	248	31 804	—	31 804
less Share of joint ventures’ and associates’ turnover included above	4,5	(2 217)	—	(2 217)	—	(2 217)

Group turnover	5	29 339	248	29 587	—	29 587
Net operating costs (a)	7	(20 992)	(213)	(21 205)	(79)	(21 284)

Group operating profit/(loss)		8 347	35	8 382	(79)	8 303
Share of operating profit of joint ventures and associates	4,5,15	799	—	799	—	799

Operating profit/(loss) (including share of operating profit of joint ventures and associates)		9 146	35	9 181	(79)	9 102

Comprising:
Group production		9 032	35	9 067	(79)	8 988
Third party products	4	114	—	114	—	114

		9 146	35	9 181	(79)	9 102
Income from other fixed asset investments		37	—	37	—	37
Profit on sale of fixed assets		112	—	112	56	168
Profit on sale of operations		—	—	—	242	242
Loss on termination of operations	2	—	—	—	(387)	(387)
Loss on sale of Discontinued Operations	2	—	—	—	—	—

Profit/(loss) before net interest and similar items payable and taxation	4,5	9 295	35	9 330	(168)	9 162
Net interest and similar items payable
Group	8			(383)	—	(383)
Joint ventures and associates	4,8			(38)	—	(38)

Profit/(loss) before taxation	4,5			8 909	(168)	8 741
Taxation	10			(2 215)	104	(2 111)

Profit/(loss) after taxation				6 694	(64)	6 630
Equity minority interests				(182)	(50)	(232)

Profit/(loss) for the financial year (attributable profit)				6 512	(114)	6 398
Dividends to shareholders	11			(1 695)	—	(1 695)

Retained profit/(loss) for the financial year	24			4 817	(114)	4 703
Earnings per ordinary share (basic) (US cents)	12			106	(2)	105
Earnings per ordinary share (diluted) (US cents)	12			106	(2)	104
Dividend per ordinary share (US cents)	11					28.0

(a)	Exceptional items include US$50 million of net operating costs relating to the acquisition of WMC Resources Ltd. Refer note 2.

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account continued

for the year ended 30 June 2004

		2004
	Notes	Continuing Operations excluding exceptional items	Exceptional items (note 2)	Total
		US$M	US$M	US$M
Turnover (including share of joint ventures and associates)
Group production		18 283	—	18 283
Third party products	4	6 660	—	6 660

	4,5	24 943	—	24 943
less Share of joint ventures’ and associates’ turnover included above	4,5	(2 056)	—	(2 056)

Group turnover	5	22 887	—	22 887
Net operating costs (a)	7	(17 960)	66	(17 894)

Group operating profit/(loss)		4 927	66	4 993
Share of operating profit of joint ventures and associates	4,5,15	425	—	425

Operating profit/(loss) (including share of operating profit of joint ventures and associates)		5 352	66	5 418

Comprising:
Group production		5 319	66	5 385
Third party products	4	33	—	33

		5 352	66	5 418
Income from other fixed asset investments		35	—	35
Profit on sale of fixed assets		95	—	95
Profit on sale of operations		6	—	6
Loss on termination of operations	2	—	(534)	(534)
Loss on sale of Discontinued Operations	2	—	—	—

Profit/(loss) before net interest and similar items payable and taxation	4,5	5 488	(468)	5 020
Net interest and similar items payable
Group	8	(407)	—	(407)
Joint ventures and associates	4,8	(95)	—	(95)

Profit/(loss) before taxation	4,5	4 986	(468)	4 518
Taxation	10	(1 379)	337	(1 042)

Profit/(loss) after taxation		3 607	(131)	3 476
Equity minority interests		(97)	—	(97)

Profit/(loss) for the financial year (attributable profit)		3 510	(131)	3 379
Dividends to shareholders	11	(1 617)	—	(1 617)

Retained profit/(loss) for the financial year	24	1 893	(131)	1 762
Earnings per ordinary share (basic) (US cents)	12	56	(2)	54
Earnings per ordinary share (diluted) (US cents)	12	56	(2)	54
Dividend per ordinary share (US cents)	11			26.0

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account continued

for the year ended 30 June 2003

		2003
	Notes	Continuing Operations excluding exceptional items	Exceptional items (note 2)	Total
		US$M	US$M	US$M
Turnover (including share of joint ventures and associates)
Group production		14 124	—	14 124
Third party products	4	3 382	—	3 382

	4,5	17 506	—	17 506
less Share of joint ventures’ and associates’ turnover included above	4,5	(1 898)	—	(1 898)

Group turnover	5	15 608	—	15 608
Net operating costs (a)	7	(12 554)	—	(12 554)

Group operating profit/(loss)		3 054	—	3 054
Share of operating profit of joint ventures and associates	4,5,15	358	—	358

Operating profit/(loss) (including share of operating profit of joint ventures and associates)		3 412	—	3 412

Comprising:			—
Group production		3 361	—	3 361
Third party products	4	51	—	51

		3 412	—	3 412
Income from other fixed asset investments		16	—	16
Profit on sale of fixed assets		46	—	46
Profit on sale of operations		7	—	7
Loss on termination of operations	2	—	—	—
Loss on sale of Discontinued Operations	2	—	(19)	(19)

Profit/(loss) before net interest and similar items payable and taxation	4,5	3 481	(19)	3 462
Net interest and similar items payable
Group	8	(444)	—	(444)
Joint ventures and associates	4,8	(93)	—	(93)

Profit/(loss) before taxation	4,5	2 944	(19)	2 925
Taxation	10	(984)	—	(984)

Profit/(loss) after taxation		1 960	(19)	1 941
Equity minority interests		(40)	—	(40)

Profit/(loss) for the financial year (attributable profit)		1 920	(19)	1 901
Dividends to shareholders	11	(900)	—	(900)

Retained profit/(loss) for the financial year	24	1 020	(19)	1 001
Earnings per ordinary share (basic) (US cents)	12	31	—	31
Earnings per ordinary share (diluted) (US cents)	12	31	—	31
Dividend per ordinary share (US cents)	11			14.5

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Total Recognised Gains and Losses

for the years ended 30 June 2005, 2004 and 2003

	Group			Joint ventures and associates			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Attributable profit for the financial year (a)	5 834	3 156	1 737	564	223	164	6 398	3 379	1 901
Exchange gains on foreign currency net investments (b)	7	48	67	—	—	—	7	48	67

Total recognised gains for the financial year	5 841	3 204	1 804	564	223	164	6 405	3 427	1 968

Prior year adjustment arising from the change in accounting policy in 2004	—	84	—	—	—	—	—	84	—

Total recognised gains since last annual report	5 841	3 288	1 804	564	223	164	6 405	3 511	1 968

(a)	Included in joint ventures’ and associates’ attributable profit is a profit of US$nil (2004: US$nil; 2003: US$25 million) relating to associated companies.
(b)	Exchange gains on foreign currency net investments include net exchange gains on designated foreign currency borrowings, which hedge overseas investments, of US$nil (2004: US$nil; 2003: US$7 million) and associated tax expense of US$nil (2004: US$nil; 2003: US$2 million).

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Balance Sheet

as at 30 June 2005 and 2004

	Notes	2005	2004
		US$M	US$M
Fixed assets
Intangible assets
Goodwill	13	17	34

		17	34

Tangible assets	14	30 347	20 945
Investments
Joint ventures - share of gross assets		2 810	2 951
Joint ventures - share of gross liabilities		(1 285)	(1 582)

	15	1 525	1 369

Loans to joint ventures and other investments	15	182	361

Total fixed assets		32 071	22 709

Current assets
Stocks	16	2 568	1 760
Debtors
Amounts due within one year	17	3 611	2 924
Amounts due after more than one year	17	2 068	1 482

		5 679	4 406

Investments	18	212	167
Cash including money market deposits	28	1 418	1 818

Total current assets		9 877	8 151
Creditors - amounts falling due within one year	19	(8 994)	(4 935)

Net current assets		883	3 216

Total assets less current liabilities		32 954	25 925
Creditors - amounts falling due after more than one year	20	(8 555)	(5 987)
Provisions for liabilities and charges	21	(6 910)	(5 558)

Net assets		17 489	14 380
Equity minority interests		(336)	(342)

Attributable net assets		17 153	14 038

Capital and reserves
Called up share capital - BHP Billiton Plc – nominal value US$0.50 each (2004: US$0.50); 3 000 000 000 authorised (2004: 3 000 000 000); 531 852 998 unissued (2004: 531 852 998)	22	1 234	1 234
Share premium account	24	518	518
Contributed equity - BHP Billiton Limited – 3 587 977 615 issued (2004: 3 759 487 555)	22	1 611	1 851
Profit and loss account	24	13 798	10 461
Interest in shares of BHP Billiton	25	(8)	(26)

Equity shareholders’ funds	25	17 153	14 038

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows

for the years ended 30 June 2005, 2004 and 2003

	Notes	2005	2004 (b)	2003 (b)
		US$M	US$M	US$M
Net cash inflow from Group operating activities (a)		10 628	6 566	4 834

Dividends received from joint ventures and associates		255	203	197
Interest paid		(353)	(347)	(383)
Dividends paid on redeemable preference shares		(25)	(23)	(28)
Interest received		79	78	36
Other dividends received		37	35	15
Dividends paid to equity minority interests		(238)	(75)	(38)

Net cash outflow from returns on investments and servicing of finance		(500)	(332)	(398)

Taxation paid		(1 695)	(1 337)	(1 002)

Available cash flow		8 688	5 100	3 631

Purchases of tangible fixed assets		(3 831)	(2 589)	(2 571)
Exploration expenditure		(533)	(454)	(348)
Disposals of tangible fixed assets		155	157	99
Purchase of investments and funding of joint ventures		(42)	(35)	(95)
Sale of investments and repayments by joint ventures (c)		227	89	560

Net cash outflow from capital expenditure and financial investment		(4 024)	(2 832)	(2 355)

Investment in subsidiaries		(6 594)	—	—
Cash acquired from investment in subsidiaries		40	—	—
Disposal or sale of subsidiaries and operations		563	53	358
Cash transferred on disposal or sale of subsidiaries and operations		(90)	(5)	(86)
Disposal of joint ventures and associates		202	131	133

Net cash (outflow)/inflow from acquisitions and disposals		(5 879)	179	405

Net cash flow before equity dividends paid, management of liquid resources and financing		(1 215)	2 447	1 681
Equity dividends paid		(1 404)	(1 501)	(830)

Net cash flow before management of liquid resources and financing		(2 619)	946	851

Net cash inflow/(outflow) from management of liquid resources	28	998	(178)	(665)

Finance lease obligations		(22)	(9)	–
Debt due within one year – repayment of loans		(1 933)	(854)	(2 718)
Debt due within one year – drawdowns		2 651	256	1 435
Debt due after more than one year – repayment of loans		(42)	(482)	(1 438)
Debt due after more than one year – drawdowns		3 103	254	2 263

Net cash inflow/(outflow) from debt and finance leases		3 757	(835)	(458)
Share repurchase scheme - BHP Billiton Plc		—	—	(20)
Share repurchase scheme - BHP Billiton Limited		(1 792)	—	—
Purchase of shares by ESOP trusts		(47)	(25)	(6)
Issue of shares		66	76	172

Net cash inflow/(outflow) from financing		1 984	(784)	(312)

Increase/(decrease) in cash in the financial year		363	(16)	(126)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows continued

for the years ended 30 June 2005, 2004 and 2003

	Notes	2005	2004 (b)	2003 (b)
		US$M	US$M	US$M
Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the financial year		363	(16)	(126)
Net cash flow from debt and finance leases		(3 757)	835	458
Net cash flow from management of liquid resources		(998)	178	665

(Increase)/decrease in net debt arising from cash flows		(4 392)	997	997
Money market deposits and loans acquired with subsidiaries		(381)	—	—
Loans transferred on disposal of operations		48	—	—
Other non-cash movements	28	—	(31)	232
Increase in net debt from exchange adjustments	28	(18)	(104)	(146)

(Increase)/decrease in net debt		(4 743)	862	1 083
Net debt at beginning of the financial year	28	(4 965)	(5 827)	(6 910)

Net debt at end of the financial year	28	(9 708)	(4 965)	(5 827)

(a)	Net cash inflow from Group operating activities

	2005	2004	2003
	US$M	US$M	US$M
Group operating profit	8 303	4 993	3 054
Depreciation and amortisation	1 952	1 751	1 648
Impairment of assets	16	116	73
Employee share awards	116	96	70
Net exploration charge (excluding impairment of assets)	353	284	248
Increase in stocks	(393)	(356)	(250)
Increase in debtors	(631)	(734)	(286)
Increase in creditors	711	365	104
Increase in provisions	199	48	128
Other items	2	3	45

Net cash inflow from Group operating activities	10 628	6 566	4 834

(b)	Restated – refer note 28.
(c)	The impact on the BHP Billiton Group’s cash flows of the demerger of the BHP Steel business in July 2002 was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in net cash (outflow)/inflow from acquisitions and disposals, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in the sale of investments and repayments by joint ventures.

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

Treatment of the DLC merger for accounting purposes

Under UK Generally Accepted Accounting Principles (GAAP), the DLC merger is treated as a business combination because a single economic entity has been formed, even though BHP Billiton Plc and BHP Billiton Limited remain separate legal entities. The consolidated financial statements of BHP Billiton Plc therefore include those of BHP Billiton Limited and its subsidiaries in accordance with the requirements of s227(5) of the Companies Act 1985.

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

The accounting policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those applied in the prior two years. The accounting policy for employee share awards was changed in the prior year. The impact of the change on the 2003 profit and loss account was immaterial and accordingly this was not restated.

Currency of presentation

All amounts are expressed in US dollars unless otherwise stated.

Acquisitions, disposals and goodwill

On the acquisition of a business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. On the acquisition of a minority interest in a subsidiary undertaking, attributable fair values are recognised in relation to the relevant proportion of the identifiable assets and liabilities of the subsidiary undertaking.

Mineral and petroleum reserves and resources, which can be reliably valued, are recognised in the assessment of fair values on acquisition. Other potential reserves and resources and mineral rights, for which values cannot be reliably determined, are not recognised. Accordingly, goodwill arising on acquisition may include amounts in respect of these items.

Where the fair value of the consideration paid exceeds the fair value of the identifiable assets and liabilities acquired, the difference is treated as purchased goodwill and any excess of the fair value of the identifiable assets and liabilities acquired over the fair value of the consideration given is treated as negative goodwill. Goodwill arising on acquisitions since 1 July 1998 is capitalised and amortised over its estimated useful economic life. Currently, useful economic lives range between 17 and 20 years. Goodwill and negative goodwill arising on acquisitions prior to 1 July 1998 remain set off against the profit and loss account reserve.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves and/or the unamortised balance of any goodwill capitalised.

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

Accounting Policies continued

Profit and loss accounts of subsidiaries, joint ventures and joint arrangements which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than exceptional items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint arrangements, together with differences between their profit and loss accounts translated at average and closing rates, are shown as a movement in reserves and in the consolidated statement of total recognised gains and losses. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation effects, are also shown as a movement in reserves and in the consolidated statement of total recognised gains and losses.

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

In cases where the terms of the executed sales agreement allow for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition of the sales revenue is based on the most recently determined estimate of product specifications.

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

In respect of minerals, exploration and evaluation expenditure is predominantly charged to the profit and loss account as incurred. In limited circumstances such expenditure is capitalised when:

•	it is expected that the expenditure will be recouped by future exploitation or sale; and

•	substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

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

Costs, which have previously been deferred to the balance sheet (deferred overburden removal costs), are included in the profit and loss account on a units of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

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

Tangible fixed assets

Valuation

Fixed assets are generally included in the financial statements at historical cost. Prior to the adoption of FRS 15 ‘Tangible Fixed Assets’, certain fixed assets had been included in the financial statements at revalued amounts. With effect from 1 July 1998, such valuations were frozen and effectively treated as the cost of the fixed asset and no further revaluations were made.

Fixed assets are assessed to ensure carrying amounts do not exceed estimated recoverable amounts. The assessment of capitalised exploration and evaluation expenditure is described above. For other fixed assets, the carrying amount of each income generating unit is reviewed at least annually to evaluate whether the carrying amount is recoverable. Assets are reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded and the asset written down based on the amount by which the asset carrying amount exceeds the higher of net realisable value and value in use. Value in use is generally determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flows are estimated based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

Mineral rights

Mineral rights acquired by the BHP Billiton Group are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated from commencement of production over the production life of the asset.

Mineral leases

The BHP Billiton Group’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

Depreciation, depletion and amortisation

The carrying amount of tangible fixed assets (including the original capital expenditure and any subsequent replacement expenditure) is depreciated to its estimated residual value over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major categories of tangible fixed assets are depreciated on a units of production and/or straight-line basis as follows:

•	Buildings	– 25 to 50 years straight-line

•	Freehold land	– not depreciated

•	Plant, machinery and equipment	– 4 to 30 years straight-line

•	Mineral rights	– based on the estimated life of reserves on a units of production basis

•	Exploration, evaluation and development expenditure of minerals assets and other mining assets	– over the life of the proven and probable reserves on a units of production basis

•	Petroleum interests	– over the life of the proved developed oil and gas reserves on a units of production basis

•	Leasehold land and buildings	– over the life of the lease up to a maximum of 50 years

•	Vehicles	– 3 to 5 years straight-line

•	Capitalised leased assets	– up to 50 years or life of lease, whichever is shorter

•	Computer systems	– up to 8 years straight-line

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

Employee share awards

The estimated cost of share awards made by the BHP Billiton Group is charged to profit over the period from grant date to the date of expected vesting (where there are no Performance Hurdles) or the performance period, as appropriate. The accrued

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

employee entitlement is recorded as an equal credit to shareholders’ funds. The estimated cost of awards is based on the market value of shares at the grant date (in the case of Long Term Incentive Plan Performance Shares, Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable.

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

For defined benefit schemes, the cost of providing pensions is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice. This is consistent with Statement of Standard Accounting Practice (SSAP) 24 ‘Accounting for Pension Costs’. This basis of measurement takes into account the performance of scheme assets and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation of the Group to its employees and that surpluses are recoverable by the Group over the expected remaining service lives of employees. A pension liability or asset is consequently recognised in the balance sheet to the extent that the contributions payable either lag or precede expense recognition. The liability or asset therefore represents those funding deficits or surpluses together with changes in the funding status of the schemes that will be recognised in the profit and loss account in future periods.

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying employees. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice, in a manner similar to that applied for defined benefit pension schemes. For other funded schemes the charge to the profit and loss account is measured on the basis of premiums payable.

Decommissioning, site restoration and environmental provisions

BHP Billiton Group companies are generally required to restore mines, oil and gas facilities and processing sites, either during or at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group’s environmental policies.

The expected cost of any approved decommissioning or restoration programme, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group’s interpretation of environmental and regulatory requirements and its own environmental policies where these are more stringent and this has created an obligation on the BHP Billiton Group. The cost is capitalised where it gives rise to future benefits, whether the rehabilitation activity is expected to occur over the life of the operation or at the time of closure. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision is included in net interest and similar items payable. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site. Where there is a change in the expected decommissioning and restoration costs, an adjustment is recorded against the carrying value of the provision and any related asset, and the effect is then recognised in the profit and loss account on a prospective basis over the remaining life of the operation.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of oil and chemical spills, seepage or other unforeseen events gives rise to a loss which is probable and reliably estimable.

The cost of other activities to prevent and control pollution and to rehabilitate the environment that is not included in provisions is charged to the profit and loss account as incurred.

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

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates against the US dollar have been applied in these financial statements.

	Average 2005	Average 2004	Average 2003	As at 30 June 2005	As at 30 June 2004
Australian dollar (a)	0.75	0.71	0.58	0.76	0.69
Brazilian real	2.73	2.94	3.31	2.36	3.11
Canadian dollar	1.25	1.35	1.51	1.23	1.35
Chilean peso	595	634	718	579	637
Colombian peso	2 454	2 779	2 804	2 329	2 699
South African rand	6.21	6.89	9.03	6.67	6.27
Euro	0.79	0.84	0.96	0.83	0.83
UK pound sterling	0.54	0.58	0.63	0.55	0.56

(a)	Displayed as US$ to A$1 based on common convention.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

1 Principal subsidiaries, joint ventures and joint arrangements

Subsidiary undertakings

The principal subsidiary undertakings (those which principally affect the profit or net assets) of BHP Billiton Plc and BHP Billiton Limited, none of which are held directly by BHP Billiton Plc, are as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2005	2004
			%	%
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Marine and General Insurances Pty Ltd	Australia	Insurance company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore mining, silver, lead and zinc mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	99.95	99.95
BHP Billiton (Trinidad - 2c) Ltd	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Financial Services (UK) Ltd	Guernsey	Finance	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Operations Inc	US	Finance	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Billiton Freight Pty Ltd	Australia	Transport services	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Broken Hill Proprietary (USA) Inc	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Co Pty Ltd	Australia	Manganese mining	60	60
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Collieries Limited	South Africa	Coal mining	100	100
QNI Pty Ltd	Australia	Holding company	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
Rio Algom Ltd	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Holdings Limited	South Africa	Holding company	60	—
Samancor Limited (b)	South Africa	Manganese mining	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Southern Cross Fertiliser Pty Ltd (formerly WMC Fertilizers Pty Ltd)	Australia	Fertiliser production	100	—
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

1 Principal subsidiaries, joint ventures and joint arrangements continued

Subsidiary undertakings (continued)

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2005	2004
			%	%
WMC (Olympic Dam Corporation) Pty Ltd	Australia	Copper and uranium mining	100	—
WMC Finance Ltd	Australia	Finance	100	—
WMC Finance (USA) Ltd	Australia	Finance	100	—
WMC Resources Ltd	Australia	Nickel mining, smelting and refining and administrative services	100	—
WMC Resources Marketing Ltd	Canada	Marketing	100	—

(a)	BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.
(b)	Under US GAAP Samancor Limited is a variable interest entity.

Joint ventures

The principal joint ventures of the BHP Billiton Group are as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2005	2004
			%	%
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	25	25
Cerrejon Coal Corporation	Colombia	Coal mining	33	33
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	22	22
Coal Marketing Company	Ireland	Coal marketing	33	33
Hi-Fert Pty Ltd	Australia	Distribution and marketing of fertiliser	33.3	—
Richards Bay Minerals (a)	South Africa	Mineral sands mining and processing	50	50
Minera Antamina SA	Peru	Copper and zinc mining	33.75	33.75
Integris Metals Inc (b)	US	Metals distribution	—	50
Samarco Mineracao SA	Brazil	Iron ore mining	50	50

(a)	Richards Bay Minerals comprises two legal entities as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2005	2004
			%	%
Tisand (Pty) Limited	South Africa	Mineral sands mining	51	51
Richards Bay Iron and Titanium (Pty) Limited	South Africa	Production of titanium dioxide slag, zircon and rutile	49.45	49.45

In accordance with the shareholder agreement between the BHP Billiton Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.

(b)	Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc. Refer note 15.

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

Notes to Financial Statements continued

1 Principal subsidiaries, joint ventures and joint arrangements continued

Proportionally included joint arrangements

The principal joint arrangements in which the BHP Billiton Group has an interest and which are proportionally included in the financial statements are as follows:

			BHP Billiton Group’s effective interest
Name	Country of operation	Principal activity	2005	2004
			%	%
Atlantis	US	Hydrocarbons exploration	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris	US	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Cascade	US	Hydrocarbons exploration	50	50
Chinook	US	Hydrocarbons exploration	40	40
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5-100	5-100
Keith	UK	Hydrocarbons exploration and production	31.83	31.83
Laminaria	Australia	Hydrocarbons exploration and production	—	25-33
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Puma	US	Hydrocarbons exploration	33.3	33.3
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	45	36.04
Shenzi	US	Hydrocarbons exploration	44	44
Trinidad 2c - Angostura	Trinidad & Tobago	Hydrocarbons production	45	45
Typhoon	US	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	- Alumina refining	36	36
		- Aluminium smelting	46.3	46.3
Billiton Suriname	Suriname	Bauxite mining and alumina refining	45	45
Mozal	Mozambique	Aluminium smelting	47.1	47.1
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Escondida	Chile	Copper mining	57.5	57.5
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy Mining Associates	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middelburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	37	37

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

2 Exceptional items

Year ended 30 June 2005	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Sale of equity interest in North West Shelf Project	56	—	56
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	108	(6)	102
Restructuring provisions	(79)	23	(56)
Termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)

Total by category	(168)	104	(64)

Exceptional items by Customer Sector Group
Petroleum	190	(10)	180
Base Metals	(30)	(4)	(34)
Carbon Steel Materials	(285)	80	(205)
Diamonds and Specialty Products	(6)	1	(5)
Energy Coal	(93)	27	(66)
Stainless Steel Materials	103	(5)	98
Group and unallocated items	(47)	15	(32)

Total by Customer Sector Group	(168)	104	(64)

Sale of equity interest in North West Shelf Project

During the year ended 30 June 2005, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8 per cent of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS Venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).

Sale of Laminaria and Corallina

In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

Disposal of Chrome operations

Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$93 million (US$1 million tax expense) after deducting cumulative goodwill of US$67 million previously set off against reserves. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).

The BHP Billiton share of profit before tax on disposal of the Chrome operations is US$56 million (US$4 million tax expense), whilst the minority interest in the profit after tax of the disposal was US$50 million. For the purposes of US GAAP, the disposal of the Chrome operations represented the disposal of a variable interest entity.

Restructuring provisions

The Group is required to record a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and related to a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements; and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

Termination of operation

The Group decided to decommission the Boodarie Iron (Australia) operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure.

Closure plans

As part of the Group’s regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of the Group’s assessed rehabilitation obligation, predominantly resulting from revised water management plans triggered by various factors including a change in government regulations; and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

2 Exceptional items continued

Year ended 30 June 2004	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Introduction of tax consolidation regime in Australia	—	95	95
Litigation settlement	66	(18)	48
US and Canadian taxation deductions	—	238	238
Closure plans	(534)	22	(512)

Total by category	(468)	337	(131)

Exceptional items by Customer Sector Group
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	341	299

Total by Customer Sector Group	(468)	337	(131)

Introduction of tax consolidation regime in Australia

During the year ended 30 June 2004, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK GAAP.

Litigation settlement

In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded an exceptional gain of US$66 million, before tax expense of US$18 million.

US and Canadian taxation deductions

During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This was a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group recorded an exceptional tax benefit of US$238 million.

Closure plans

During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group’s Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites, a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle steelworks and the Selbaie copper mine. Accordingly, the Group recorded a net after-tax exceptional loss of US$512 million.

Year ended 30 June 2003	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Loss on sale of 6% interest in BHP Steel	(19)	—	(19)

Total by category	(19)	—	(19)

Exceptional items by Customer Sector Group		—
Discontinued Operations	(19)	—	(19)

Total by Customer Sector Group	(19)	—	(19)

Loss on sale of 6 per cent interest in BHP Steel

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

Notes to Financial Statements continued

3 Acquired operations

On 3 June 2005 the BHP Billiton Group obtained control of WMC Resources Ltd (WMC) with acceptances for 76.25 per cent of the equity shares. On 17 June the BHP Billiton Group had acquired more than 90 per cent of the equity shares in WMC, which triggered the compulsory acquisition of all remaining shareholdings. Payment for 100 per cent ownership was completed on 2 August. WMC was acquired for a total cash consideration of US$7 229 million made up of a price of A$7.85 per share plus acquisition related costs.

WMC was one of Australia’s leading resources companies. WMC’s major assets are:

•	the Olympic Dam copper/uranium/gold mine and related treatment plants located in South Australia;

•	an integrated nickel mining, refining and smelting business with operations in Western Australia;

•	the Queensland Fertilizer Operations (QFO) which consists of an integrated phosphate mine and ammonium phosphate fertiliser production facility; and

•	the Corridor Sands mineral sands project in Mozambique.

Olympic Dam produces copper, uranium, gold and silver. It is the fourth largest copper reserve, the fourth largest gold reserve and the largest uranium reserve in the world, and is the largest underground mine in Australia. Olympic Dam consists of an underground mine and a mineral processing plant, smelter and refinery with associated supporting infrastructure. Copper and uranium sales are the major revenue streams for Olympic Dam. Gold and silver are also mined and sold. Uranium oxide concentrate is sold under long-term contracts with major international power companies.

The WMC nickel operations consist of ore treatment facilities at Kambalda, mining and milling operations at Mt Keith and Leinster, a nickel smelter in Kalgoorlie and a refinery in Kwinana. WMC purchases nickel ore from a variety of mines for processing through the treatment facility at Kambalda. Kambalda concentrate is transported to the nickel smelter at Kalgoorlie. Mt Keith is a large open-cut mine where ore is mined and the concentrate transported to Leinster for drying. Leinster comprises both underground and open-cut mines as well as treatment and drying facilities. Blended concentrate from Leinster and Mt Keith is transported to the smelter. The smelter processes the concentrate received and produces nickel matte, of which the majority is further processed at the Kwinana refinery to produce high purity nickel briquettes, nickel powder and other nickel intermediate products. The nickel concentrate, matte and metal production is exported to Asia, Europe and North America and is principally used in making stainless steels.

WMC’s fertiliser operations consist of QFO, which is an ammonium phosphate manufacturing facility with distribution and marketing operations, and a one-third investment in Hi-Fert, which distributes and markets fertiliser products. QFO produces and markets di-ammonium phosphate and mono-ammonium phosphate. The QFO includes a sulphuric acid plant at Mt Isa, a mining operation and fertiliser plant at Phosphate Hill and storage and port facilities at Townsville. The finished product is distributed in Australia by Incitec Pivot, Hi-Fert, Summitt and Impact, and by Cargill internationally under a marketing agreement. Hi-Fert procures, markets and distributes all major fertilisers into eastern Australia and is the second largest distributor to that region. Hi-Fert owns patented coating technology that it uses to provide value-added products including zinc- and sulphur-coated products.

WMC’s Corridor Sands mineral sands project is located in Mozambique and is expected to culminate in an integrated mining, concentration and smelting operation to produce titanium dioxide slag. Titanium dioxide feedstocks are used to produce pigments, titanium metal and other specialist products.

BHP Billiton expects the acquisition of WMC to provide a number of benefits. These include the following:

•	WMC’s nickel business comprises an outstanding set of assets, in terms of operating capability, country risk, scale and environmental standards, which complement BHP Billiton’s existing nickel business. The combined business will have a range of operations, products and technologies that will provide a robust and flexible platform for further growth.

•	BHP Billiton now operates two of the world’s four largest copper deposits. BHP Billiton’s track record in developing and operating Escondida, the world’s largest copper mine, will allow the Group to maximise the value of the large, long-life Olympic Dam resource base.

•	BHP Billiton is now a major producer of uranium with the largest resource base in the world. Uranium is an important energy source in an increasingly energy intensive world. Not only is this valuable on a stand-alone basis, but it complements BHP Billiton’s existing energy portfolio of oil, gas and coal.

•	BHP Billiton can maximise synergies in the nickel and copper business, marketing and other corporate functions. BHP Billiton will eliminate duplicate functions by using the proven systems and processes that were successfully used following the BHP Billiton merger in 2001.

Excluding exceptional items, for the period since acquisition to 30 June 2005, turnover of US$248 million and operating profit of US$35 million are included in the consolidated profit and loss account as continuing operations – acquisitions. Including exceptional items of US$50 million for restructuring provisions, the operating loss since acquisition is US$15 million.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3 Acquired operations continued

The following table details the fair value of the net assets acquired:

	Book value	Adjustment for accounting policies	Provisional fair value adjustments	Provisional fair value
	US$M	US$M	US$M	US$M
Tangible fixed assets	4 428	—	2 708	7 136
Investments	36	—	(9)	27
Stocks	520	(21)	(15)	484
Debtors	513	—	(183)	330
Cash including money market deposits	407	—	21	428
Creditors – amounts falling due within one year	(419)	—	48	(371)
Creditors – amounts falling due after more than one year	(1 243)	—	503	(740)
Provisions for liabilities and charges	(268)	(47)	250	(65)

Net assets acquired	3 974	(68)	3 323	7 229

Total cost of acquisition satisfied by the following consideration:
Cash paid				6 594
Cash payable				635

				7 229

Due to the complexity and timing of this acquisition, the fair values currently established are provisional and are subject to review during the year ending 30 June 2006.

The material provisional fair value adjustments principally relate to:

•	Tangible fixed assets reflecting the fair value of mineral assets, together with revaluation for property, plant and equipment representing replacement cost and estimated remaining useful lives.

•	Investments have been revalued to reflect current market values.

•	Inventories have been revalued primarily for low grade ore stock.

•	Debtors and creditors have been revalued to reflect the expected timing and amount of settlements. External fixed rate debt and derivative financial instruments have been revalued to reflect current market terms. Deferred gains and losses relating to commodity price and foreign currency hedging arrangements have been de-recognised.

•	Provisions include the recognition of accumulated unfunded pension liabilities.

•	Deferred tax asset and liability balances have been adjusted to take into account revised fair values for book purposes and resetting of tax bases as a result of the acquisition, where applicable.

A number of the revaluation adjustments have resulted in policy alignment with BHP Billiton accounting policies. Additional accounting policy changes arise on the application of UK GAAP and relate to:

•	BHP Billiton policy in respect of decommissioning, site restoration and environmental rehabilitation provisions requires that the present value of estimated future costs of rehabilitation of operating sites is capitalised where it gives rise to future benefits, and amortised over the life of the operation. Additional provisions have been raised in accordance with this policy.

•	Under BHP Billiton’s accounting policy, mined ore stocks held underground are not recorded as inventory until the ore is brought above ground. Accordingly, underground stocks held by WMC at the date of acquisition have been adjusted to a value of nil.

At the date of acquisition, the application of BHP Billiton policy will result in WMC adopting the US dollar as the functional currency for the majority of its operations. The provisional fair values for non-monetary items in US dollars included in the table above will represent the acquisition historical rate for BHP Billiton.

Since the acquisition, WMC’s cash flows have contributed US$16 million to the Group’s net cash inflow from operating activities, US$nil for taxation, US$50 million outflow for capital expenditure and financial investment, US$5 million inflow for liquid resources and US$2 million inflow for financing.

The net operating assets acquired have primarily been allocated to the Base Metals, Stainless Steel Materials and Diamonds and Specialty Products business segments.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3 Acquired operations continued

The unaudited profit and loss account and statement of total recognised gains and losses of WMC for the period 1 January 2005 to 3 June 2005 prepared in accordance with the accounting policies applicable to WMC for the period prior to acquisition by BHP Billiton, were as follows:

Profit and loss account for the period 1 January 2005 to 3 June 2005

2005
US$M
Turnover	1 268

Operating profit	383

Profit before tax	394
Taxation	(108)

Profit after taxation	286
Equity minority interests	—
Dividends to shareholders	(182)

Retained profit for the financial period	104

Statement of total recognised gains and losses for the period 1 January 2005 to 3 June 2005

2005
US$M
Attributable profit for the financial period	286
Exchange gains and losses on foreign currency net assets	2

Total recognised gains for the financial period	288

The amounts included in the tables above are the Australian dollar values of WMC profit and loss amounts and recognised gain and loss amounts converted to US dollars at an average rate for the period of A$1 = US$0.7739.

Profit and loss account for the year ended 31 December 2004

For the year ended 31 December 2004, WMC reported an audited post tax-profit of A$1 327 million (US$977 million) prepared in accordance with the accounting policies used by WMC for that financial year.

Unaudited pro-forma financial information

The following tables summarise the unaudited pro-forma consolidated results of operations of the BHP Billiton Group for the years ended 30 June 2004 and 2005 assuming that the acquisition of WMC occurred as of 1 July in each year. WMC’s statutory year end was 31 December. The unaudited pro-forma financial information uses WMC data for the months corresponding to BHP Billiton Group’s 30 June year end. This unaudited pro-forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the dates presented and should not be taken as representative of the BHP Billiton Group’s future consolidated results of operations or financial position. The integration of WMC into the BHP Billiton Group was not completed at June 2005. Accordingly, this pro-forma financial information does not include all costs related to the integration. We also expect to realise operating synergies. The pro-forma information does not reflect these potential expenses and synergies.

Year ended 30 June 2005	BHP Billiton	Pro-forma adjustments for WMC	Pro-forma consolidated entity
	US$M	US$M	US$M
Group turnover	29 587	2 851	32 438
Profit/(loss) for the financial year (attributable profit)	6 398	263	6 661

Earnings per share
Basic earnings per share (US cents)	104.5	0.0	104.5
Diluted earnings per share (US cents)	103.9	0.0	103.9
Basic earnings per ADS (US cents) (a)	209.0	0.1	209.1
Diluted earnings per ADS (US cents) (a)	207.8	0.1	207.9

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3 Acquired Operations continued

Year ended 30 June 2004	BHP Billiton	Pro-forma adjustments for WMC	Pro-forma consolidated entity
	US$M	US$M	US$M
Group turnover	22 887	2 536	25 423
Profit / (loss) for the financial year (attributable profit)	3 379	25	3 404

Earnings per share
Basic earnings per share (US cents)	54.3	0.0	54.3
Diluted earnings per share (US cents)	54.1	0.0	54.1
Basic earnings per ADS (US cents) (a)	108.6	0.0	108.6
Diluted earnings per ADS (US cents) (a)	108.2	0.0	108.2

(a)	For the periods presented, each American Depositary Share (ADS) represents two ordinary shares.

The pro-forma amounts represent the historical operating results of WMC, reported in accordance with WMC’s accounting policies. Adjustments have been made to depreciation and amortisation, interest expense and income taxes to give effect to the acquisition at the dates presented. Non-recurring items have been excluded from the WMC reported pro-forma results of operations. These non-recurring items were tax benefit not previously brought to account of US$169 million (2004: US$124 million) and tax benefit on formation of consolidated tax group of US$127 million (2004: US$nil).

Australian dollar amounts have been converted to US dollars based on a convenience translation using an average rate of A$1 = US$0.7528 for 2005 and A$1 = US$0.7133 for 2004.

The pro-forma adjustments are based on the US dollar purchase price and subsequent allocation of purchase price as at 3 June 2005 and have not been retranslated as at the pro-forma acquisition dates noted above.

Pro-forma adjustments have been made to depreciation and amortisation to reflect the increased charge arising from the allocation of the purchase price to property, plant and equipment and acquired mining rights and to interest expense to reflect the additional borrowings required to fund the acquisition. No pro-forma adjustment has been made to reflect the earnings impact of recognising hedging and financial instruments at their fair value as if the acquisition had occurred on the dates noted above.

The pro-forma amounts are not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at the beginning of the applicable periods presented. The pro-forma adjustments are based upon currently available information and estimates and assumptions. In addition, the pro-forma amounts are not necessarily indicative of operating results in future periods, in which the Group might realise revenue enhancements and costs savings.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

4 Analysis by business segment

	Turnover	Profit/(loss) before taxation (a)	Net operating assets (note 6)	Depreciation and amortisation	Other significant non-cash items (b)	Capital expenditure
	US$M	US$M	US$M	US$M	US$M	US$M
Group including joint ventures and associates (a)
Year ended 30 June 2005
Petroleum	5 970	1 830	4 435	616	6	946
Aluminium	5 265	977	5 353	252	—	280
Base Metals (c)	5 071	2 177	8 030	266	1	661
Carbon Steel Materials	7 606	2 821	3 698	300	—	1 065
Diamonds and Specialty Products	1 544	417	1 806	174	—	239
Energy Coal	3 390	616	2 087	179	9	169
Stainless Steel Materials (d)	2 274	758	4 605	142	—	444
Group and unallocated items	798	(266)	(433)	23	116	27
Inter-segment (e)	(114)	—	—	—	—	—
Exceptional items	—	(168)	—	—	439	—

Continuing Operations	31 804	9 162	29 581	1 952	571	3 831
Net interest		(421)			168

BHP Billiton Group	31 804	8 741	29 581	1 952	739	3 831

Year ended 30 June 2004
Petroleum	5 558	1 391	4 074	587	11	927
Aluminium	4 432	776	5 309	234	—	272
Base Metals (c)	3 422	1 156	3 272	255	—	215
Carbon Steel Materials	4 857	1 137	3 175	226	2	662
Diamonds and Specialty Products	1 710	410	1 568	123	29	188
Energy Coal	2 569	234	2 194	189	67	141
Stainless Steel Materials	1 749	571	1 823	101	4	151
Group and unallocated items	725	(187)	291	36	99	33
Inter-segment (e)	(79)	—	—	—	—	—
Exceptional items	—	(468)	—	—	468	—

Continuing Operations	24 943	5 020	21 706	1 751	680	2 589
Net interest		(502)			239

BHP Billiton Group	24 943	4 518	21 706	1 751	919	2 589

Year ended 30 June 2003
Petroleum	3 264	1 178	3 293	549	50	861
Aluminium	3 386	581	5 095	233	—	462
Base Metals (c)	1 954	286	3 877	257	(2)	201
Carbon Steel Materials	3 714	1 045	2 622	192	7	479
Diamonds and Specialty Products	1 485	299	1 518	105	—	101
Energy Coal	2 089	198	2 193	177	2	300
Stainless Steel Materials	1 106	150	1 695	96	10	121
Group and unallocated items	549	(256)	418	39	76	46
Inter-segment (e)	(41)	—	—	—	—	—
Exceptional items	—	—	—	—	—	—

Continuing Operations	17 506	3 481	20 711	1 648	143	2 571
Discontinued Operations	—	(19)	—	—	—	—
Net interest		(537)			237

BHP Billiton Group	17 506	2 925	20 711	1 648	380	2 571

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

4 Analysis by business segment continued

	External turnover			Profit/(loss) before taxation			Net operating assets (note 6)		Net assets
	2005	2004	2003	2005	2004	2003	2005	2004	2005	2004
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Joint ventures and associates (f)
Petroleum	3	—	—	—	—	—	112	97	112	98
Aluminium	—	—	—	—	—	—	—	—	—	—
Base Metals (c)	583	389	432	308	104	61	675	719	390	212
Carbon Steel Materials	429	329	244	184	102	80	422	369	336	286
Diamonds and Specialty Products	778	1 041	1 005	112	106	170	345	601	139	250
Energy Coal	416	283	204	194	115	45	639	651	547	519
Stainless Steel Materials	8	6	13	1	—	2	1	4	1	4
Group and unallocated items	–	8	—	—	(2)	—	—	25	—	—

Continuing Operations	2 217	2 056	1 898	799	425	358	2 194	2 466	1 525	1 369
Net interest	—	—	—	(38)	(95)	(93)	—	—	—	—

BHP Billiton Group	2 217	2 056	1 898	761	330	265	2 194	2 466	1 525	1 369

	External turnover			Profit/(loss) before taxation
	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M
Third party products included above (g)
Petroleum	1 955	2 286	296	14	(22)	1
Aluminium	2 057	1 823	1 333	21	11	28
Base Metals	698	335	38	(11)	(4)	5
Carbon Steel Materials	247	102	26	14	(9)	(2)
Diamonds and Specialty Products	523	829	747	22	29	10
Energy Coal	672	554	413	54	21	7
Stainless Steel Materials	9	47	10	—	7	1
Group and unallocated items	784	684	519	—	—	1

	6 945	6 660	3 382	114	33	51

(a)	Before minority interests. Depreciation and amortisation, other significant non-cash items and capital expenditure represent the Group excluding joint ventures and associates.
(b)	Other significant non-cash items comprise impairment of assets, non-cash exceptional items, employee share awards, exchange differences on net debt and discounting on provisions and other liabilities.
(c)	Includes turnover attributable to associates of US$nil (2004: US$nil; 2003: US$94 million) and operating profit attributable to associates of US$nil (2004: US$nil; 2003: US$29 million).
(d)	The Chrome operations contributed external turnover and profit before taxation for the current year of US$842 million and US$102 million, respectively.
(e)	It is the BHP Billiton Group’s policy that inter-segment sales are made on a commercial basis.
(f)	Total turnover of joint ventures and associates does not include any inter-segment turnover.
(g)	Turnover from third party products includes sales of freight capacity.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

5 Analysis by geographical segment

	Group			Joint ventures and associates			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Analysis by geographical market
Turnover
Continuing Operations
Australia	2 637	1 857	1 769	5	17	6	2 642	1 874	1 775
Europe	9 825	8 515	5 136	633	426	446	10 458	8 941	5 582
Japan	3 620	2 675	2 269	119	132	124	3 739	2 807	2 393
South Korea	1 876	1 538	1 149	12	60	54	1 888	1 598	1 203
China	3 628	2 239	1 069	368	193	147	3 996	2 432	1 216
Other Asia	2 100	1 512	1 096	107	71	76	2 207	1 583	1 172
North America	2 092	1 765	1 452	750	1 017	937	2 842	2 782	2 389
Southern Africa	1 584	1 344	918	20	19	26	1 604	1 363	944
Rest of World	2 225	1 442	750	203	121	82	2 428	1 563	832

Total by geographical market	29 587	22 887	15 608	2 217	2 056	1 898	31 804	24 943	17 506

Analysis by geographical origin
Turnover
Continuing Operations
Australia	10 415	7 262	6 527	—	8	—	10 415	7 270	6 527
Europe	7 822	6 719	2 792	34	31	6	7 856	6 750	2 798
North America	1 839	1 601	1 341	527	902	845	2 366	2 503	2 186
South America (a)	4 374	3 260	1 970	1 349	870	757	5 723	4 130	2 727
Southern Africa	4 816	3 637	2 857	307	245	290	5 123	3 882	3 147
Rest of World	321	408	121	—	—	—	321	408	121

Total by geographical origin	29 587	22 887	15 608	2 217	2 056	1 898	31 804	24 943	17 506

Profit/(loss) before taxation
Continuing Operations
Australia	3 845	2 106	1 890	—	(2)	—	3 845	2 104	1 890
Europe	1 120	725	253	34	31	6	1 154	756	259
North America	341	(224)	180	22	36	8	363	(188)	188
South America (a)	2 244	1 439	396	651	280	180	2 895	1 719	576
Southern Africa	636	457	394	93	80	164	729	537	558
Rest of World	177	92	10	(1)	—	—	176	92	10

Continuing Operations	8 363	4 595	3 123	799	425	358	9 162	5 020	3 481

Discontinued Operations
Australia	—	—	(19)	—	—	—	—	—	(19)

Discontinued Operations (b)	—	—	(19)	—	—	—	—	—	(19)

Net interest	(383)	(407)	(444)	(38)	(95)	(93)	(421)	(502)	(537)

Total by geographical origin	7 980	4 188	2 660	761	330	265	8 741	4 518	2 925

Net operating assets (refer note 6)
Australia	14 645	7 409	6 939	28	25	(3)	14 673	7 434	6 936
Europe	920	951	676	17	14	2	937	965	678
North America	2 212	1 316	1 340	112	397	429	2 324	1 713	1 769
South America (a)	5 060	4 456	4 503	1 696	1 710	1 661	6 756	6 166	6 164
Southern Africa	3 770	4 176	4 117	341	320	318	4 111	4 496	4 435
Rest of World	780	932	729	–	–	–	780	932	729

Total by geographical origin	27 387	19 240	18 304	2 194	2 466	2 407	29 581	21 706	20 711

(a)	Includes turnover attributable to associates of US$nil (2004: US$nil; 2003: US$94 million), operating profit attributable to associates of US$nil (2004: US$nil; 2003: US$29 million) and net operating assets attributable to associates of US$nil (2004: US$nil; 2003: US$nil).
(b)	Relates to the demerger of the BHP Steel business in July 2002.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

6 Reconciliation of net operating assets

	Group		Joint ventures and associates		Total
	2005	2004	2005	2004	2005	2004
	US$M	US$M	US$M	US$M	US$M	US$M
Net operating assets (refer notes 4 and 5)	27 387	19 240	2 194	2 466	29 581	21 706
Cash including money market deposits	1 418	1 818	196	112	1 614	1 930
Debt	(11 125)	(6 783)	(489)	(763)	(11 614)	(7 546)
Corporation tax	(849)	(307)	(49)	(45)	(898)	(352)
Dividends payable	(878)	(592)	(12)	—	(890)	(592)
Deferred tax	(74)	(606)	(231)	(163)	(305)	(769)
Tax recoverable	1	3	—	—	1	3
Loans to joint ventures	84	238	(84)	(238)	—	—

Net assets	15 964	13 011	1 525	1 369	17 489	14 380

7 Net operating costs

	2005	2004	2003
	US$M	US$M	US$M
Change in stocks of finished goods and work in progress	(286)	(184)	(158)
Raw materials and consumables	3 953	3 116	2 450
External services (including transportation)	4 802	3 450	2 539
Third party commodity purchases	6 329	5 837	2 547
Staff costs (refer note 9)	2 652	2 177	1 746
Amortisation of goodwill and negative goodwill	2	3	2
Depreciation of tangible fixed assets	1 950	1 748	1 646
Impairment charge	16	116	73
Other operating income	(270)	(231)	(147)
Resource rent taxes	498	432	467
Operating lease charges	232	172	127
Government royalties paid or payable (a)	629	421	352
Royalties other	87	36	66
Other operating charges	690	801	844

Group (b)	21 284	17 894	12 554
Joint ventures and associates	1 418	1 631	1 540

Operating costs including joint ventures and associates (c)	22 702	19 525	14 094

Operating lease charges include the following:
Land and buildings	52	42	47
Plant and equipment	177	128	75
Other	3	2	5

	232	172	127

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

7 Net operating costs continued

	2005	2004	2003
	US$M	US$M	US$M
Audit fees payable by the BHP Billiton Group to:
Auditors of BHP Billiton Plc (including overseas firms) (d)
KPMG	10.1	7.8	3.4
PricewaterhouseCoopers	0.6	0.5	4.1
Other audit firms (e)	—	—	1.0

	10.7	8.3	8.5

Fees payable by the BHP Billiton Group to auditors for other services:
Auditors of BHP Billiton Plc (including overseas firms) (d) (f)
Audit-related services (g)
KPMG	1.1	0.4	0.6
PricewaterhouseCoopers (d)	—	—	1.6
Information systems design and implementation (h)
KPMG	—	—	0.7
Taxation services (h)
KPMG	1.5	1.5	2.0
PricewaterhouseCoopers (d)	—	—	1.3
Other services (i)
KPMG	0.1	0.3	0.6
PricewaterhouseCoopers (d)	1.5	0.4	0.1

	4.2	2.6	6.9

	14.9	10.9	15.4

(a)	Includes amounts paid or payable to Australian governments of US$446 million (2004: US$262 million; 2003: US$231 million) and to other governments of US$183 million (2004: US$159 million; 2003: US$121 million).
(b)	Includes net operating costs attributable to acquired operations as follows:

	2005	2004	2003
	US$M	US$M	US$M
Change in stocks of finished goods and work in progress	(10)	—	—
Raw materials and consumables	98	—	—
Staff costs	62	—	—
Depreciation of tangible fixed assets	51	—	—
Other operating income	(3)	—	—
Other operating charges	65	—	—

	263	—	—

(c)	Includes research and development costs of US$33 million (2004: US$19 million; 2003: US$40 million).
(d)	During the year ended 30 June 2004, the BHP Billiton Group completed a review of its joint external audit arrangements and KPMG was selected to continue as sole auditor. Audit fees for PricewaterhouseCoopers in 2005 arose as a result of the acquisition of WMC, where PricewaterhouseCoopers were auditors of WMC up to 30 June 2005.
(e)	Paid to auditors other than those that were Group auditors of the BHP Billiton Group or joint Group auditors of BHP Billiton in 2004 and 2003.
(f)	The amounts paid to the UK firms and their associates amounted to US$0.6 million (2004: US$0.6 million; 2003: US$1.9 million).
(g)	Mainly includes accounting advice and services associated with securities offerings. For the year ended 30 June 2005, audit fees of US$0.3 million (2004: US$0.3 million; 2003: US$0.2 million) relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.
(h)	Mainly includes tax compliance services and employee expatriate taxation services.
(i)	Mainly includes health and safety certifications and non-financial audits.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

8 Net interest and similar items payable

	2005	2004	2003
	US$M	US$M	US$M
On bank loans and overdrafts	61	83	131
On all other loans	293	259	241
Finance lease interest	6	2	4

	360	344	376
Dividends on redeemable preference shares	25	23	24
Discounting on provisions and other liabilities	175	111	97
less Amounts capitalised (a)	(85)	(97)	(103)

	475	381	394
Share of interest of joint ventures and associates	52	66	68

	527	447	462
Discounting on assets	(8)	(5)	—
Interest received/receivable	(99)	(73)	(65)

	420	369	397

Exchange differences on net debt (b)
Group	15	104	115
Joint ventures and associates	(14)	29	25

	1	133	140

Net interest and similar items payable (c)	421	502	537

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group’s interest bearing liabilities. The capitalisation rate was 4.6 per cent (2004: 4.6 per cent; 2003: 5.2 per cent).
(b)	Net exchange losses/(gains) primarily represent the effect on borrowings of movements in the South African rand against the US dollar.
(c)	Disclosed in the consolidated profit and loss account as:

	2005	2004	2003
	US$M	US$M	US$M
Net interest and similar items payable
Group	383	407	444
Joint ventures and associates	38	95	93

Net interest and similar items payable	421	502	537

9 Employees

	2005	2004	2003
	Number	Number	Number
The average number of employees, which excludes joint ventures’ and associates’ employees and includes executive Directors, during the financial year was as follows:
Petroleum	1 998	1 901	1 872
Aluminium	5 563	5 590	5 362
Base Metals	3 656	3 414	3 319
Carbon Steel Materials	7 215	6 812	6 381
Diamonds and Specialty Products	1 254	1 203	1 208
Energy Coal	9 333	9 138	9 668
Stainless Steel Materials	5 534	5 318	5 282
Group and unallocated	1 915	1 694	1 709

	36 468	35 070	34 801

	2005	2004	2003
	US$M	US$M	US$M
The aggregate payroll expenses of those employees was as follows:
Wages, salaries and redundancies	2 315	1 901	1 501
Employee share awards	122	96	70
Social security costs	23	18	20
Pensions and post-retirement medical benefit costs (refer note 27)	192	162	155

	2 652	2 177	1 746

Details of remuneration, pension entitlements and interests in share awards for each Director and in aggregate, are detailed in note 36.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation

	2005	2004	2003
	US$M	US$M	US$M
Analysis of charge in the financial year
UK taxation
Corporation tax at 30% (a)
Current (b)	246	419	292
Deferred	(3)	50	(124)
less Double taxation relief	(55)	(327)	(132)

	188	142	36

Australian taxation
Corporation tax at 30%
Current	916	448	330
Deferred	89	(34)	150

	1 005	414	480

South African taxation
Corporation tax at 30% (d)
Current	220	42	127
Deferred	(23)	117	74

	197	159	201

Other overseas taxation
Current	876	715	192
Deferred	(386)	(504)	(30)

	490	211	162

Share of joint ventures’ tax charge
Current	129	61	56
Deferred	68	46	45

	197	107	101

Share of associates’ current tax charge	—	—	—
Withholding tax and secondary taxes on companies	34	9	4

	2 111	1 042	984

Made up of:
Aggregate current tax
Group	2 237	1 306	813
Joint ventures and associates	129	61	56

	2 366	1 367	869

Aggregate deferred tax
Group	(323)	(371)	70
Joint ventures and associates	68	46	45

	(255)	(325)	115

Taxation (c)	2 111	1 042	984

(a)	There is an additional 10 per cent tax applicable to petroleum operations in the UK.
(b)	Adjustments to prior year provisions for current tax amount to a loss of US$74 million (2004: US$14 million gain; 2003: US$105 million gain), of which US$nil (2004: US$5 million gain; 2003: US$8 million gain) relates to the UK.
(c)	Taxation includes the tax effect of exceptional items of US$104 million (2004: US$337 million credit; 2003: US$nil). Refer note 2.
(d)	The tax rate in South Africa reduced to 29 per cent effective 1 April 2005.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

	2005	2004	2003
	US$M	US$M	US$M
Factors affecting tax charge for the financial year
The tax charged is different to the standard rate of corporation tax in the UK (30%)
The differences are explained below:
Profit on ordinary activities before tax	8 741	4 518	2 925

Tax on profit at UK rate of 30%	2 622	1 355	878

Permanent differences
Investment and development allowance	(157)	(85)	(9)
Amounts under/(over) provided in prior years	74	(14)	(105)
Recognition of prior year tax losses and tax credits	(391)	(367)	(188)
Non-deductible accounting depreciation and amortisation	51	49	76
Non-deductible dividends on redeemable preference shares	9	8	8
Non tax-effected operating losses	38	172	109
Tax rate differential	(6)	(51)	(18)
Non tax-effected capital gains	(60)	(5)	(2)
Foreign expenditure including exploration not presently deductible	7	5	4
South African secondary tax on companies	36	5	16
Foreign exchange gains/(losses) and other translation adjustments	(116)	62	210
Tax rate changes	(17)	9	(1)
Introduction of Australian tax consolidation regime	—	(95)	—
Other	21	(6)	6

Total permanent differences	(511)	(313)	106

Deferred tax movements taken to the profit and loss account
Capital allowances for the financial year more than depreciation	(278)	(452)	(299)
Future capital allowances upon introduction of Australian tax consolidation	—	95	—
Exploration expenditure	33	(50)	53
Employee entitlements	49	49	58
Site rehabilitation	93	118	71
Resource rent tax	11	(7)	(21)
Deferred income	(11)	(25)	27
Other provisions	46	(14)	(12)
Foreign exchange (gains)/losses	16	(86)	193
Deferred charges	(87)	(71)	(2)
Foreign tax	163	445	(92)
Tax-effected losses	232	281	39
Other	(12)	42	(130)

Total timing differences	255	325	(115)

Current tax charge for the financial year	2 366	1 367	869
Add/(less) deferred tax movements taken to the profit and loss account	(255)	(325)	115

Tax on profit on ordinary activities	2 111	1 042	984

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

	2005	2004
	US$M	US$M
Provision for deferred tax
Future income tax benefit at year end comprises:
Accelerated capital allowances	(132)	(172)
Exploration expenditure	70	80
Employee entitlements	27	34
Site rehabilitation	25	42
Deferred income	21	23
Other provisions	37	39
Foreign exchange losses	(1)	5
Deferred charges	(131)	(178)
Foreign tax credits	342	179
Profit in stocks elimination	42	18
Tax-effected losses	750	480
Other	60	52

Total future income tax benefit	1 110	602

Provision for deferred tax at year end comprises:
Accelerated capital allowances	2 052	1 794
Exploration expenditure	(51)	(5)
Employee entitlements	(159)	(98)
Site rehabilitation	(476)	(329)
Resource rent tax	(122)	(111)
Deferred income	(79)	(89)
Other provisions	(8)	55
Foreign exchange losses	(203)	(181)
Deferred charges	270	136
Tax-effected losses	(214)	(46)
Other	174	82

Total provision for deferred tax	1 184	1 208

Net provision for deferred tax	74	606

Provision at start of the financial year	606	966
Acquisition of subsidiaries	(170)	—
Demerger or disposals of subsidiaries	(53)	—
Deferred tax (benefits)/charge in profit and loss account for the financial year	(323)	(371)
Exchange differences and other movements	14	11

Net provision at end of the financial year	74	606

This provision is included within
Debtors (refer note 17)	1 110	602
Provisions for liabilities and charges (refer note 21)	(1 184)	(1 208)

	(74)	(606)

Factors that may affect future tax charges

The BHP Billiton Group operates in many countries across the world, each with separate taxation authorities which results in significant complexity. At any point in time there are tax computations which have been submitted but not agreed by those tax authorities and matters which are under discussion between Group companies and the tax authorities. The Group provides for the amount of tax it expects to pay taking into account those discussions and professional advice it has received. Whilst conclusion of such matters may result in amendments to the original computations, the Group does not believe that such adjustments will have a material adverse effect on its financial position, though such adjustments may be significant to any individual year’s profit and loss account.

Those countries where tax rates are higher than the UK tax rate of 30 per cent include Canada (approximately 36 per cent), Colombia (37 per cent), Chile (effective rate of 35 per cent), South Africa (effective rate of approximately 37 per cent) and the US (35 per cent). Furthermore, petroleum operations in the UK are subject to an additional 10 per cent tax above the ordinary UK tax rate of 30 per cent.

The BHP Billiton Group’s subsidiaries generally have tax balances denominated in currencies other than US dollars. Where the subsidiary has a US dollar functional currency, any adjustments on translation of such balances will be taken to the tax charge for the period. The level of such adjustments in future years is dependent upon future movements in exchange rates relative to the US dollar.

As at 30 June 2005, the BHP Billiton Group has not recognised a potential tax expense of US$516 million (2004: US$255 million; 2003: US$240 million), which mainly relates to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries which maintain local currency records for tax purposes. Under UK GAAP, the tax expense will be recognised when such gains and losses are realised for tax purposes.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

The BHP Billiton Group anticipates it will continue to incur foreign expenditure including exploration, or incur losses, in jurisdictions in which, under current accounting policies, the tax-effect of such expenditure or losses may not be recognised. The BHP Billiton Group will continue to incur non-deductible accounting depreciation and amortisation.

The BHP Billiton Group recognises net deferred tax assets relating to tax losses and timing differences, to the extent that it can reasonably foresee future profits against which to realise those assets. Following continued progress in the BHP Billiton Group’s Gulf of Mexico (US) projects, additional benefits of tax losses have been recognised in the current year resulting in a reduction in the underlying effective tax rate of approximately 4 per cent (2004: 2 per cent; 2003: 3 per cent) when compared to the UK statutory tax rate. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses and timing differences may be recognised.

In June 2005, the Australian Taxation Office (ATO) issued assessments against BHP Billiton subsidiary BHP Billiton Finance Ltd in respect of the 2000 - 2002 financial years. The assessments relate to the deductibility of bad debts in respect of funding Australian subsidiary company operations. The assessments are for primary tax of US$444 million and interest (net of tax) and penalties of US$284 million.

In August 2005, the ATO advised it will be issuing further flow on amended assessments for subsidiaries which received related loss transfers from BHP Billiton Finance Ltd involving primary tax of approximately US$118 million and interest (net of tax) and penalties of US$76 million.

Objections are being lodged against all assessments. As at 30 June 2005 the total amount in dispute relating to loans to subsidiaries which undertook the Beenup, Boodarie Iron and Hartley projects is approximately US$963 million including accrued interest on unpaid amounts (after tax). An amount of US$414 million has been paid pursuant to ATO disputed assessments guidelines, of which US$368 million was paid in July 2005. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.

The Group has taken legal advice and remains confident of its position and intends to vigorously defend the claims.

Tax losses and timing differences

At 30 June 2005, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$1 937 million (2004: US$2 249 million), and gross timing differences of US$1 903 million (2004: US$1 586 million) which have not been tax effected.

Deferred tax assets are recognised only where management considers that it is more likely than not that the benefit of the tax losses, capital losses and timing differences will be realised in future periods through the generation of sufficient future taxable profits. The assumptions in relation to the generation of sufficient future taxable profits depend on the estimates of future cash flows, which are estimated on production and sales plans, commodity prices, recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of the assets recorded in the balance sheets and those tax losses and timing differences not recognised. In such circumstances, some or all of the carrying value of these deferred tax assets may require provisioning and be charged to the profit and loss account, and conversely, some or all of the provisions against the tax losses and timing differences may be reversed and be credited to the profit and loss account.

The deferred tax assets not recognised are:

	2005	2004
	US$M	US$M
Carry forward income tax and capital losses	609	738
Timing differences not recognised	668	557

Deferred tax assets not recognised/valuation allowance	1 277	1 295

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

The BHP Billiton Group anticipates benefits from the recognition of losses and timing differences in future periods to the extent of income or gains in relevant jurisdictions. The tax losses carried forward that have not been tax effected expire as summarised below:

Year of expiry	Australian losses	UK losses	Other foreign losses	Total losses
	US$M	US$M	US$M	US$M
Income tax losses
2006	—	—	1	1
2007	—	—	12	12
2008	—	—	29	29
2009	—	—	19	19
2010	—	—	31	31
2011	—	—	10	10
2012	—	—	5	5
2014	—	—	12	12
2015	—	—	32	32
2018	—	—	1	1
2020	—	—	1	1
2021	—	—	3	3
2023	—	—	15	15
2024	—	—	216	216
2025	—	—	84	84
Unlimited	1	270	240	511

	1	270	711	982

Capital tax losses
Unlimited	937	3	15	955

	938	273	726	1 937

Tax losses and tax credits that have been tax effected are summarised as follows:

Year of expiry	Australian losses	UK losses	Other foreign losses	Total losses
	US$M	US$M	US$M	US$M
Income tax losses and credits
2006	—	—	9	9
2007	—	—	1	1
2008	—	—	9	9
2009	—	—	14	14
2010	—	—	13	13
2011	—	—	41	41
2012	—	—	32	32
2013	—	—	13	13
2014	—	—	11	11
2015	—	—	1	1
2019	—	—	208	208
2020	—	—	389	389
2021	—	—	403	403
2022	—	—	147	147
2023	—	—	40	40
Unlimited	609	340	62	1 011

	609	340	1 393	2 342

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

11 Dividends

	2005	2004	2003
	US$M	US$M	US$M
BHP Billiton Plc (a)
Dividends declared (b)	358	234	185
Dividends paid
Ordinary shares	333	406	173
Preference shares (c)	—	—	—

	691	640	358

BHP Billiton Limited (a)
Dividends declared (b)	520	358	280
Dividends paid	484	619	262

	1 004	977	542

Total dividends paid or payable	1 695	1 617	900

	2005	2004	2003
	US cents	US cents	US cents
Dividends per share (a)
First interim dividend paid	13.5	8.0	7.0
Second interim dividend paid	—	8.5	—
Final dividend declared (b)	14.5	9.5	7.5

	28.0	26.0	14.5

Dividends are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme (refer note 25) and ESOP trusts. BHP Billiton Limited dividends are all fully franked for the periods shown.

(a)	BHP Billiton Limited dividends per American Depositary Share (ADS) for 2005 were 56.0 US cents per share (2004: 52.0 US cents per share; 2003: 29.0 US cents per share). BHP Billiton Plc dividends per ADS for 2005 were 56.0 US cents per share (2004: 52.0 US cents per share). BHP Billiton Plc ADSs listed on the New York Stock Exchange on 25 June 2003. As the listing was subsequent to the record date for the final 2003 dividend, no dividends per BHP Billiton Plc ADS were applicable for the 2003 financial year. For the periods indicated each ADS represents two ordinary shares.
(b)	Subsequent to year end on 24 August 2005 BHP Billiton declared a final dividend of 14.5 US cents per share (2004: 9.5 US cents per share on 18 August 2004) which will be paid on 28 September 2005 (2004: 22 September 2004). The final dividend for 2003 was declared prior to the 2003 year end. The final dividend has been provided for at 30 June 2005.
(c)	5.5 per cent dividend on 50 000 preference shares of £1 each (2004: 5.5 per cent; 2003: 5.5 per cent).

12 Earnings per share

	2005	2004	2003
Basic earnings per share (US cents)
Excluding exceptional items	106	56	31
Impact of exceptional items	(2)	(2)	—

Including exceptional items	104	54	31

Diluted earnings per share (US cents)
Excluding exceptional items	106	56	31
Impact of exceptional items	(2)	(2)	—

Including exceptional items	104	54	31

Basic earnings per ADS (US cents) (a)
Including exceptional items	209	109	61
Diluted earnings per ADS (US cents) (a)
Including exceptional items	208	108	61
Basic earnings (US$ million)
Excluding exceptional items	6 512	3 510	1 920
Including exceptional items	6 398	3 379	1 901
Diluted earnings (US$ million) (b)
Excluding exceptional items	6 515	3 510	1 920
Including exceptional items	6 401	3 379	1 901
Weighted average number of shares (million)
Basic earnings per share denominator	6 124	6 218	6 207
Diluted earnings per share denominator	6 158	6 246	6 222

(a)	For the periods reported, one American Depositary Share (ADS) represents two shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$3 million (2004: US$nil; 2003: US$nil) that would not be made if potential ordinary shares were converted to fully paid.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

12 Earnings per share continued

The Directors present earnings per share data based on earnings, excluding exceptional items, as, in their opinion, this provides a more meaningful representation of the underlying performance of the BHP Billiton Group. Whilst this presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer note 2 for details of exceptional items excluded.

Exceptional items

Details of exceptional items are set out in note 2. The impact of exceptional items on basic and diluted earnings per share is as follows:

	2005	2004	2003
	US cents per share	US cents per share	US cents per share
Sale of equity interest in North West Shelf Project	0.9	—	—
Sale of Laminaria and Corallina	2.0	—	—
Disposal of Chrome operations	0.8	—	—
Restructuring provisions	(0.9)	—	—
Termination of operations	(3.0)	—	—
Closure plans	(1.7)	(8.2)	—
Introduction of tax consolidation regime in Australia	—	1.5	—
Litigation settlement	—	0.8	—
US and Canadian taxation deductions	—	3.8	—
Loss on sale of 6% interest in BHP Steel	—	—	(0.3)

	(2)	(2)	—

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

The weighted average number of shares used for the purpose of calculating diluted earnings per share is reconciled to the number used to calculate basic earnings per share as follows:

	2005	2004	2003
	US$M	US$M	US$M
Basic earnings per share denominator	6 124	6 218	6 207
Potential ordinary shares	34	28	15

Diluted earnings per share denominator	6 158	6 246	6 222

13 Intangible assets

Goodwill
US$M
Cost
At the beginning of the financial year	55
Disposals	(19)

At the end of the financial year	36

Amortisation
At the beginning of the financial year	21
Amortisation for the financial year	2
Disposals	(4)

At the end of the financial year	19

Net book value at the end of the financial year	17

Net book value at the beginning of the financial year	34

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

14 Tangible fixed assets

	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost or valuation
At the beginning of the financial year	2 625	24 889	7 003	2 881	504	37 902
Additions	63	723	376	3 306	182	4 650
Acquisition of operations and subsidiaries	220	1 925	4 827	154	11	7 137
Disposals	(39)	(236)	(6)	(6)	(21)	(308)
Disposals of operations and subsidiaries	(60)	(727)	(39)	(35)	(23)	(884)
Exchange variations	1	(6)	4	17	—	16
Transfers and other movements	78	2 370	287	(2 543)	(69)	123

At the end of the financial year	2 888	28 938	12 452	3 774	584	48 636

Accumulated depreciation
At the beginning of the financial year	1 026	12 889	2 916	—	126	16 957
Depreciation charge	135	1 421	378	—	16	1 950
Impairments charge	1	4	4	—	7	16
Disposals	(18)	(202)	(6)	—	(15)	(241)
Disposals of operations and subsidiaries	(24)	(459)	(26)	—	(20)	(529)
Exchange variations	1	(5)	—	—	—	(4)
Transfers and other movements	16	128	5	—	(9)	140

At the end of the financial year	1 137	13 776	3 271	—	105	18 289

Net book value at the end of the financial year	1 751	15 162	9 181	3 774	479	30 347

Net book value at the beginning of the financial year	1 599	12 000	4 087	2 881	378	20 945

Included within the net book value of other mineral assets is US$965 million (2004: US$687 million) of deferred overburden removal costs.

Included in the additions for exploration and evaluation is US$182 million (2004: US$170 million) of capitalised exploration expenditure.

Included in the amounts above for plant and equipment are assets held under finance leases with a net book value of US$51 million (2004: US$76 million). Depreciation charged on these assets during the year ended 30 June 2005 totalled US$4 million (2004: US$9 million).

Included in tangible fixed assets at 30 June 2005 is capitalised interest with a net book value of US$364 million (2004: US$401 million).

The net book value of land and buildings comprises freehold land of US$1 751 (2004: US$1 595 million) and long leasehold of US$nil (2004: US$4 million).

15 Fixed asset investments

	Investment in joint ventures	Loans to joint ventures(a)	Other fixed asset investments(b)	Total
	US$M	US$M	US$M	US$M
At the beginning of the financial year	1 369	238	123	1 730
Group share of profits less losses	564	—	—	564
Additions	49	—	15	64
Disposals	(187)	(154)	(38)	(379)
Disposal of operations and subsidiaries	—	—	(2)	(2)
Dividends received	(255)	—	—	(255)
Other movements	(15)	—	—	(15)

At the end of the financial year	1 525	84	98	1 707

	In aggregate		BHP Billiton Group Share
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M
Net assets of joint ventures comprise:
Fixed assets	5 363	5 598	1 946	2 096
Current assets	2 169	1 954	864	855
Liabilities due within one year	(1 176)	(1 238)	(491)	(576)
Liabilities due after more than one year	(2 095)	(2 622)	(794)	(1 006)

Net assets of joint ventures	4 261	3 692	1 525	1 369

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

15 Fixed asset investments continued

	In aggregate			BHP Billiton Group Share(c)
	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M
Profits less losses of joint ventures and associates comprise:
Turnover	5 423	4 754	4 516	2 217	2 056	1 898
Net operating costs	(3 329)	(3 683)	(3 666)	(1 418)	(1 631)	(1 540)

Operating profit	2 094	1 071	850	799	425	358

Profit after net interest and taxation	1 459	583	400	564	223	164

Capital commitments				40	55	98

(a)	Loans to joint ventures include US$84 million (2004: US$225 million) that are in the form of cash on deposit, with the banks having an equivalent amount on loan to the joint venture.
(b)	The BHP Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. The consideration has been allocated to the option and has generally been expensed in accordance with the BHP Billiton Group’s accounting policy on exploration. These investments therefore have a book value of US$nil at 30 June 2005 (2004: US$nil) in the table above and a market value of US$22 million (2004: US$19 million). Other listed investments have a book value of US$40 million (2004: US$68 million) and a market value of US$63 million (2004: US$115 million).
(c)	Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc for US$202 million. In 2005, 2004 and 2003, the profit less losses of joint ventures and associates included the results of the Group’s 50 per cent interest in Integris Metals Inc up to the date of sale. Effective April 2003, the BHP Billiton Group sold its interest in Minera Alumbrera Limited for US$187 million. In 2003, the profit less losses of joint ventures and associates included the results relating to the Group’s 50 per cent interest in Minera Alumbrera Limited.

16 Stocks

	2005	2004
	US$M	US$M
Raw materials and consumables	627	460
Work in progress	771	409
Finished goods	1 170	891

	2 568	1 760

17 Debtors

	2005	2004
	US$M	US$M
Amounts due within one year
Trade debtors	2 527	2 018
less Provision for doubtful debts	(4)	(4)

	2 523	2 014

Tax recoverable	1	3
Employee Share Plan loans (a)	2	1

Other debtors (b)	930	731
less Provision for doubtful debts	(3)	(1)

	927	730

Prepayments and accrued income	158	176

	3 611	2 924

Amounts due after more than one year
Deferred tax	1 110	602
Employee Share Plan loans (a)	58	62
Other debtors (b)	476	447
Pension assets (refer note 27)	310	282
Other prepayments and accrued income	114	89

	2 068	1 482

	5 679	4 406

(a)	Under the terms of a legacy share plan, the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount. Refer note 23.
(b)	Other debtors include receivables from joint venture arrangement cash calls, indirect taxes and other long-term financing and reimbursement arrangements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

18 Current asset investments

	2005	2004
	US$M	US$M
Unlisted investments
Environmental trust funds (a)	167	153
Insurance investments (b)	13	14
Short term deposits	32	—

	212	167

(a)	Investments held by the Ingwe, Selbaie and Rio Algom Environmental Trust Funds. The future realisation of these investments is intended to fund environmental obligations relating to the eventual closure of Ingwe’s, Selbaie’s and Rio Algom’s mines. Consequently these investments, whilst under BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under provisions for liabilities and charges (refer note 21).
(b)	Investments relating to the BHP Billiton Group’s self-insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.

19 Creditors – amounts falling due within one year

	2005	2004
	US$M	US$M
Bank overdrafts	15	133
Unsecured bank loans (current portion of long-term loans)	173	252

Total current portion of unsecured bank loans and overdrafts	188	385

Notes and debentures	597	306
Secured debt (limited recourse) (refer note 20)	51	51
Unsecured debt (non-recourse)	148	264
Secured debt (non-recourse)	—	97
Commercial paper (a)	1 602	—
Redeemable preference shares (b)	450	—
Finance leases	3	9
Other unsecured borrowings	63	218

Total current portion of debentures and other borrowings	2 914	945

Total borrowings falling due within one year	3 102	1 330

Trade creditors	2 155	1 688
Corporation taxes	842	297
Social security	1	1
Other taxes	159	132
Other creditors and accruals	1 737	739
Deferred income	120	156
Dividends payable	878	592

	8 994	4 935

(a)	In accordance with FRS 4 ‘Capital Instruments’, all commercial paper is classified as short-term borrowings although it is backed by medium-term facilities. Under US GAAP, this amount is grouped with non-current borrowings at 30 June 2005.
(b)	Redeemable preference shares include the following:

BHP Operations Inc: Preferred stock

Auction market preferred stock

600 (2004: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.

Cumulative preferred stock series ‘A’

3 000 (2004: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

20 Creditors – amounts falling due after more than one year

	2005	2004
	US$M	US$M
Unsecured bank loans	3 000	55

Total non-current portion of bank loans	3 000	55

Notes and debentures	3 793	3 653
Secured debt (limited recourse) (a)	384	435
Unsecured debt (non-recourse)	559	545
Redeemable preference shares (b)	—	450
Finance leases	53	67
Other unsecured borrowings	235	248

Total non-current portion of debentures and other borrowings	5 024	5 398

Total borrowings falling due after more than one year	8 024	5 453

Trade creditors	4	1
Other creditors	158	175
Corporation taxes	7	10
Deferred income	362	348

	8 555	5 987

(a)	The limited recourse secured debt relates to the Mozal joint arrangement. The debt is secured by a charge over the assets of this joint arrangement and the lender has recourse to only those assets in the event of default.
(b)	Refer note 19.

Debt falling due after five years is analysed as follows:

	Repayable	Currency	Interest rate %	2005	2004
				US$M	US$M
US$ Bond issue	2012 – 2026	US$	7.1% fixed	1 073	1 073
Global Bond	2013	US$	LIBOR+0.47%	850	850
Global Bond (WMC) (a)	2013	US$	5.13% fixed	511	—
Global Bond (WMC)	2033	US$	6.25% fixed	222	—
Escondida	2016	US$	8.0% fixed	24	27
Escondida	2010 - 2013	US$	LIBOR+0.37%	92	134
Manganese shareholder loan	2030	US$	LIBOR+2.25%	82	82
Richards Bay Coal Terminal loan	2015	ZAR	interest free	28	34
Eskom loan	2016	ZAR	13.0% fixed	30	44
Mozal – Senior loans	2012 – 2014	US$	6–7% fixed	66	94
Mozal – Senior loans	2012	US$	LIBOR+2.4%	67	80
Mozal – Subordinated loan	2012	US$	7.96% fixed	23	34
Other	various	various	various	12	37

				3 080	2 489

(a)	The fixed interest rate exposure has been swapped to a fixed exposure until November 2005 followed by a floating interest rate exposure for the remainder of the bond. Refer note 29.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

21 Provisions for liabilities and charges

	Employee entitlements (a)	Restructuring (b)	Resource rent tax	Restoration and rehabilitation(c)	Post- retirement benefits(d) (note 27)	Deferred tax	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
At 1 July 2004	622	11	275	2 783	335	1 208	324	5 558
Amounts capitalised	—	—	—	537	—	—	—	537
Acquisition of subsidiaries	60	4	—	141	15	(170)	30	80
Disposals of operations and subsidiaries	(7)	—	(10)	(61)	(19)	(53)	—	(150)
Charge/(credit) for the year:
Underlying	360	283	11	163	55	177	179	1 228
Discounting	—	—	—	168	—	—	—	168
Exchange variation	48	—	23	—	(7)	—	11	75
Released during the year	—	—	—	—	—	—	(5)	(5)
Exchange variation taken to reserves	1	—	—	6	—	14	1	22
Utilisation	(244)	(5)	—	(159)	(46)	—	(150)	(604)
Transfers and other movements	—	3	—	6	(1)	8	(15)	1

At 30 June 2005	840	296	299	3 584	332	1 184	375	6 910

At 1 July 2003	547	57	241	2 025	317	1 413	298	4 898
Amounts capitalised	—	—	—	103	—	—	—	103
Disposals of subsidiaries	—	—	—	(57)	—	—	—	(57)
Charge/(credit) for the year:
Underlying	370	2	24	691	40	(217)	137	1 047
Discounting	2	—	—	100	—	—	—	102
Exchange variation	19	—	6	—	22	—	7	54
Released during the year	—	(31)	—	—	—	—	(28)	(59)
Exchange variation taken to reserves	—	—	4	12	—	12	—	28
Utilisation	(311)	(15)	(1)	(82)	(48)	—	(104)	(561)
Transfers and other movements	(5)	(2)	1	(9)	4	—	14	3

At 30 June 2004	622	11	275	2 783	335	1 208	324	5 558

(a)	The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs. It is anticipated expenditure of approximately US$480 million will be incurred in the year ending 30 June 2006.
(b)	Total provision for restructuring costs is made up of:

	2005	2004
	US$M	US$M
Redundancies	80	10
Business terminations (including losses on long-term contracts)	216	1

	296	11

(c)	The BHP Billiton Group’s activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group’s mining and processing facilities along with the decommissioning of oil platforms and infrastructure associated with petroleum activities. The estimation of the cost of future reclamation and decommissioning activities is subject to potentially significant uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination, and the timing and extent of reclamation and decommissioning activities required. Accordingly, whilst the provisions at 30 June 2005 represent the best estimate of the future costs required, these uncertainties are likely to result in future actual expenditure differing from the amounts provided at this time.

These reclamation and decommissioning expenditures are mostly expected to be paid over the next 30 years. The provisions for reclamation and decommissioning are derived by discounting the expected expenditures to their net present value. The estimated total site rehabilitation cost (undiscounted and in today’s dollars) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$6 284 million (2004: US$5 402 million).

At 30 June 2005, US$2 475 million (2004: US$1 702 million) was provided for reclamation and decommissioning costs relating to operating sites in the provision for site rehabilitation. In addition, the Group has certain obligations associated with maintaining and/or remediating closed sites. At 30 June 2005, US$1 109 million (2004: $1 081 million) was provided for closed sites. The amounts provided in relation to closed sites are reviewed at least annually based upon the facts and circumstances available at the time and the provisions are updated accordingly. Adjustments to the provisions in relation to these closed sites are recognised in profit and loss during the period in which the adjustments are made, with US$121 million included as an exceptional item in the current year (2004: US$534 million, 2003: US$nil). In addition to the uncertainties associated with the closure activity noted above, uncertainty remains over the extent and costs of the required short-term closure activities, the extent, cost and timing of post-closure monitoring and, in some cases, longer-term water management. Also, certain of the closure activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability could vary. The Group believes that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, these liabilities could be in the order of 30 per cent (2004: 35 per cent) greater or in the order of 20 per cent lower than the US$1 109 million provided at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites.

Southwest Copper, Arizona, US

The Southwest Copper operations comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the BHP Billiton Group acquiring the operation in 1996. In 1999 the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. The BHP Billiton Group announced the closure of the San Manuel mining facilities and the San Manuel plant facilities in 2002 and 2003 respectively.

A comprehensive review of closure plans conducted in the prior year indicated (a) higher short-term closure costs due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets. The closure provisions for Southwest Copper, including amounts in relation to Pinal Creek litigation, total US$731 million at 30 June 2005 (2004: US$771 million).

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

In 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. In September 2000, the Court approved a settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring programme.

A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2005, the BHP Billiton Group has provided US$110 million (2004: US$102 million) for its anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$138 million (2004: US$138 million), and the Group has paid out US$50 million up to 30 June 2005. These amounts are based on the provisional equal allocation of costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

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

Other closed sites

The closure provisions for other closed sites total US$378 million at 30 June 2005 (2004: US$310 million). The key sites covered by this amount are described briefly below.

•	Newcastle Steelworks - the Group closed its Newcastle Steelworks in 1999 and retains responsibility for certain sediment in the Hunter River adjacent to the former steelworks site, together with certain other site remediation activities in the Newcastle area.

•	Island Copper – the Group ceased operations at its Island Copper mine in December 1995 and has responsibility for various site reclamation activities, including the long-term treatment of the pit lake and water management.

•	Selbaie copper mine – the Group closed its Selbaie copper mine in January 2004 and has responsibility for site reclamation and remediation activities.

•	Rio Algom – the Group has responsibility for long-term remediation costs for various closed mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000.

•	Ingwe Collieries – the Group has responsibility for site reclamation and remediation activities, including the long-term management of water leaving mining properties, for closed mines within the Ingwe operations.

•	Roane – the Group ceased operations at Roane chrome in 1982. A review of the closure plans during the year identified a need for additional remediation costs.

Closure provisions for other closed sites have been increased in the current period mainly due to refinements of closure plans at the Selbaie copper mine, Ingwe Collieries, Roane chrome and several other smaller sites. These increases resulted from a number of causes, including (a) a reassessment during the period of water management issues triggered by various factors including a change in government regulations; and, (b) a comprehensive risk valuation completed during the period in relation to sites which closed during the last two years where closure activities have now commenced.

(d)	The provision for post-retirement benefits includes pension liabilities of US$80 million (2004: US$62 million) and post-retirement medical benefit liabilities of US$252 million (2004: US$273 million). Refer note 27.

22 Called up share capital and contributed equity

	2005	2004	2003
	US$M	US$M	US$M
BHP Billiton Plc
Authorised share capital
3 000 000 000 ordinary shares of US$0.50 each (2004: 3 000 000 000; 2003: 3 000 000 000)	1 500	1 500	1 500
50 000 (2004: 50 000; 2003: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2004: 1; 2003: 1) of US$0.50 (b)	—	—	—
1 Equalisation Share (2004: 1; 2003: 1) of US$0.50 (c)	—	—	—

	1 500	1 500	1 500

Allotted, called up and fully paid share capital
2 468 147 002 ordinary shares of US$0.50 each (2004: 2 468 147 002; 2003: 2 468 147 002)	1 234	1 234	1 234
50 000 (2004: 50 000; 2003: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2004: 1; 2003: 1) of US$0.50 (b)	—	—	—

	1 234	1 234	1 234

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

22 Called up share capital and contributed equity continued

Number of shares
	2005	2004	2003
Movements in called up fully paid ordinary shares (d)
Opening number of shares	2 468 147 002	2 468 147 002	2 319 147 885
Bonus shares issued (e)	—	—	148 999 117

Closing number of shares	2 468 147 002	2 468 147 002	2 468 147 002

	2005	2004	2003
	US$M	US$M	US$M
BHP Billiton Limited
Paid up contributed equity (f)
3 587 977 615 ordinary shares fully paid (2004: 3 759 487 555; 2003: 3 747 687 775)	1 611	1 851	1 785
195 000 ordinary shares paid to A$1.36 (2004: 405 000; 2003: 1 095 000) (g)	—	—	—
1 Special Voting Share (2004: 1; 2003: 1) (b)	—	—	—

	1 611	1 851	1 785

Number of shares
	2005	2004	2003
Movements in fully paid ordinary shares
Opening number of shares	3 759 487 555	3 747 687 775	3 724 893 687
Shares issued on exercise of Employee Share Plan awards (h)	8 859 470	10 764 732	20 165 784
Shares issued on exercise of Performance Rights (h)	—	—	918 120
Partly paid shares converted to fully paid (g)	347 018	1 035 048	1 710 184
Shares bought back and cancelled (i)	(180 716 428)	—	—

Closing number of shares (j)	3 587 977 615	3 759 487 555	3 747 687 775

(a)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been beneficially held by JP Morgan plc.
(b)	BHP Billiton Plc and BHP Billiton Limited each issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on Joint Electorate Actions.
(c)	An Equalisation Share has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.
(d)	During the year ended 30 June 2005, BHP Billiton Plc did not repurchase any shares under the authorisation granted by its shareholders. The shareholders authorised the Company to enter into contracts to purchase up to 247 million of BHP Billiton Plc shares until the end of the annual general meeting in 2005.
(e)	Upon the demerger of BHP Steel in July 2002, bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders to reflect the value distributed to shareholders of BHP Billiton Limited as a result of the demerger (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).
(f)	Under the Australian Corporations Act 2001, BHP Billiton Limited’s share capital has no par value. Total capital subscribed by shareholders less capital returned to shareholders is included in shareholders’ funds as contributed equity.
(g)	210 000 (2004: 690 000; 2003: 1 210 000) shares paid to A$1.36 and nil (2004: 240 000; 2003: 80 000) shares paid to A$1.40 were converted to fully paid during 2005. There were no partly paid shares issued during the year (2004: nil; 2003: nil). Including bonus shares, 347 018 (2004: 1 035 048; 2003: 1 710 184) shares were issued on conversion of these partly paid shares. 70 000 (2004: 190 000; 2003: 282 000) partly paid shares are entitled to 79 928 (2004: 216 936; 2003: 321 984) bonus shares on becoming fully paid. As a consequence of the BHP Steel demerger, an interim call of A$0.69 per share was made on partly paid shares and the capital reduction amount was applied to meet this call.
(h)	The number of shares issued on exercise of options and Performance Rights after 7 July 2001 includes bonus shares.
(i)	On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back. During the years ended 30 June 2003 and 30 June 2004, BHP Billiton Limited did not repurchase any shares in accordance with its announced share buy-back programme. The buy-back programme allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited or BHP Billiton Plc.
(j)	During the period 1 July 2005 to 8 September 2005, no Executive Share Scheme partly paid shares were paid up in full, 1 373 575 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights and no fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.

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

	Number of awards outstanding at 30 June 2005	Number of awards issued during year ended 30 June 2005
BHP Billiton Plc employee share awards
Long Term Incentive Plan (Performance Shares)	2 317 300	2 354 800
Group Incentive Scheme (Deferred Shares)	2 493 101	1 308 709
Group Incentive Scheme (Options)	1 184 506	378 384
Group Incentive Scheme (Performance Shares)	4 819 393	358 128
Restricted Share Scheme	132 978	—
Co-Investment Plan	522 306	—

BHP Billiton Limited employee share awards
Long Term Incentive Plan (Performance Shares)	4 764 108	4 854 485
Group Incentive Scheme (Deferred Shares)	5 107 264	2 536 991
Group Incentive Scheme (Options)	2 067 040	780 181
Group Incentive Scheme (Performance Shares)	9 860 582	637 676
Employee Share Plan (shares)	16 611 045	—
Employee Share Plan (options)	14 571 693	—
Executive Share Scheme (partly paid shares)	274 918	—
Performance Share Plan (LTI)	1 439 869	—
Performance Share Plan (MTI)	189 800	—
Bonus Equity Share Plan (shares)	47 662	—

The following tables relate to awards issued under each of these schemes:

	Restricted Share Scheme awards (a)			Co-Investment Plan awards (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since the DLC merger (b)	5 657 555	5 657 555	5 657 555	1 023 425	1 023 425	1 023 425

During the financial year
Number of awards remaining at the beginning of the financial year	4 076 894	4 608 382	5 351 690	539 984	837 450	1 000 399
Number of awards issued	—	—	—	—	—	—
Number of awards exercised	(3 492 699)	(167 230)	(426 604)	(14 707)	(102 656)	(45 415)
Number of awards lapsed	(451 217)	(364 258)	(316 704)	(2 971)	(194 810)	(117 534)

Number of awards remaining at the end of the financial year	132 978	4 076 894	4 608 382	522 306	539 984	837 450

Exercisable	132 978	—	—	—	—	—
Not exercisable	—	4 076 894	4 608 382	522 306	539 984	837 450

Number of employees participating in awards issued	—	—	—	—	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	161	10	22	6	27	10
Market value of shares on exercise of awards (US$ million)	40	1	2	—	—	—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

	Long Term Incentive Plan Performance Shares (BHP Billiton Plc) (a)			Long Term Incentive Plan Performance Shares (BHP Billiton Limited) (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the plan	2 354 800	—	—	4 854 485	—	—

During the financial year
Number of awards at the beginning of the financial year	—	—	—	—	—	—
Number of awards issued	2 354 800	—	—	4 854 485	—	—
Number of awards exercised	—	—	—	—	—	—
Number of awards lapsed	(37 500)	—	—	(90 377)	—	—

Number of awards remaining at the end of the financial year	2 317 300	—	—	4 764 108	—	—

Exercisable	—	—	—	—	—	—
Not exercisable	2 317 300	—	—	4 764 108	—	—

Number of employees participating in awards issued	159	—	—	293	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	—	—	—	—	—	—
Market value of shares on exercise of awards (US$ million)	—	—	—	—	—	—

	Group Incentive Scheme Deferred Shares (BHP Billiton Plc) (a)			Group Incentive Scheme Deferred Shares (BHP Billiton Limited) (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	2 706 527	1 397 818	—	5 538 713	3 001 722	—

During the financial year
Number of awards at the beginning of the financial year	1 310 131	—	—	2 884 289	—	—
Number of awards issued	1 308 709	1 397 818	—	2 536 991	3 001 722	—
Number of awards exercised	(79 665)	(11 610)	—	(256 111)	(30 884)	—
Number of awards lapsed	(46 074)	(76 077)	—	(57 905)	(86 549)	—

Number of awards remaining at the end of the financial year	2 493 101	1 310 131	—	5 107 264	2 884 289	—

Exercisable	—	—	—	—	—	—
Not exercisable	2 493 101	1 310 131	—	5 107 264	2 884 289	—

Number of employees participating in awards issued	180	200	—	384	391	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	14	2	—	20	6	—
Market value of shares on exercise of awards (US$ million)	1	—	—	3	—	—

	Group Incentive Scheme Options (BHP Billiton Plc) (a)			Group Incentive Scheme Options (BHP Billiton Limited) (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	1 296 438	918 054	—	2 118 995	1 338 814	—

During the financial year
Number of awards at the beginning of the financial year	855 044	—	—	1 309 448	—	—
Number of awards issued	378 384	918 054	—	780 181	1 338 814	—
Number of awards exercised	(14 353)	(21 241)	—	—	—	—
Number of awards lapsed	(34 569)	(41 769)	—	(22 589)	(29 366)	—

Number of awards remaining at the end of the financial year	1 184 506	855 044	—	2 067 040	1 309 448	—

Exercisable	—	—	—	—	—	—
Not exercisable	1 184 506	855 044	—	2 067 040	1 309 448	—

Number of employees participating in awards issued	75	81	—	70	104	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	2	—	—	—	—	—
Market value of shares on exercise of awards (US$ million)	—	—	—	—	—	—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

	Group Incentive Scheme Performance Shares (BHP Billiton Plc) (a)			Group Incentive Scheme Performance Shares (BHP Billiton Limited) (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	5 974 344	5 616 216	3 966 768	11 501 457	10 863 781	7 510 243

During the financial year
Number of awards at the beginning of the financial year	4 833 951	3 634 251	—	10 136 908	7 313 516	—
Number of awards issued	358 128	1 649 448	3 966 768	637 676	3 353 538	7 510 243
Number of awards exercised	(281 123)	(84 041)	—	(668 853)	(157 429)	—
Number of awards lapsed	(91 563)	(365 707)	(332 517)	(245 149)	(372 717)	(196 727)

Number of awards remaining at the end of the financial year	4 819 393	4 833 951	3 634 251	9 860 582	10 136 908	7 313 516

Exercisable	—	—	—	—	—	—
Not exercisable	4 819 393	4 833 951	3 634 251	9 860 582	10 136 908	7 313 516

Number of employees participating in awards issued	195	218	221	105	409	424
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	15	6	—	19	12	—
Market value of shares on exercise of awards (US$ million)	2	1	—	7	1	—

	Employee Share Plan Options (a)			Weighted Average Exercise Price (A$)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	178 032 575	178 032 575	178 032 575

During the financial year
Number of awards at the beginning of the financial year	24 309 476	37 571 802	60 994 303	7.94	7.81	8.29
Number of awards issued	—	—	67 500	—	—	8.95
Number of awards exercised	(8 550 570)	(10 764 732)	(20 165 784)	8.08	7.48	7.25
Number of awards lapsed	(1 187 213)	(2 497 594)	(3 324 217)	8.28	8.04	7.53

Number of awards remaining at the end of the financial year	14 571 693	24 309 476	37 571 802	7.83	7.94	7.81

Exercisable	14 571 693	13 679 357	15 899 927	7.83	7.66	7.03
Not exercisable	—	10 630 119	21 671 875	—	8.30	8.38

Number of employees participating in awards issued	—	—	1
Market value of awards issued (US$ million) (c)	—	—	—
Proceeds from awards issued (US$ million)	—	—	—
Number of employees exercising awards	1 225	1 683	9 857
Market value of shares on exercise of awards (US$ million)	100	88	121
Proceeds from exercise of options (US$ million)	53	57	83

	Employee Share Plan Shares (a)			Executive Share Scheme partly paid shares (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	373 745 102	373 745 102	373 745 102	50 529 280	50 529 280	50 529 280

During the financial year
Number of awards at the beginning of the financial year	18 660 656	20 508 095	45 827 460	621 936	1 656 984	3 367 168
Number of awards issued	—	—	—	—	—	—
Number of awards exercised	(2 049 611)	(1 847 439)	(25 319 365)	(347 018)	(1 035 048)	(1 710 184)
Number of awards lapsed	—	—	—	—	—	—

Number of awards remaining at the end of the financial year	16 611 045	18 660 656	20 508 095	274 918	621 936	1 656 984

Exercisable	16 611 045	18 660 656	20 508 095	274 918	621 936	1 656 984
Not exercisable	—	—	—	—	—	—

Number of employees participating in awards issued	—	—	—	—	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	—	—	—	2	4	11
Market value of shares on exercise of awards (US$ million)	—	—	—	4	9	7
Employee share plan loans outstanding (US$ million)	60	63	71	—	—	—
Proceeds from conversion of partly paid shares (US$ million)	—	—	—	3	9	10

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

	Performance Share Plan Performance Rights (a)			Bonus Equity Share Plan Shares (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	12 679 547	12 679 547	12 679 547	1 016 845	1 016 845	1 016 845

During the financial year
Number of awards remaining at the beginning of the financial year	5 244 027	8 163 616	10 293 469	818 746	856 345	1 016 845
Number of awards issued	—	—	—	—	—	—
Number of awards exercised	(3 218 307)	(2 712 371)	(1 901 694)	(748 345)	(34 573)	(135 945)
Number of awards lapsed	(396 051)	(207 218)	(228 159)	(22 739)	(3 026)	(24 555)

Number of awards remaining at the end of the financial year	1 629 669	5 244 027	8 163 616	47 662	818 746	856 345

Exercisable	1 629 669	716 120	—	47 662	—	—
Not exercisable	—	4 527 907	8 163 616	—	818 746	856 345

Number of employees participating in awards issued	—	—	—	—	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	72	172	22	83	9	26
Market value of shares on exercise of awards (US$ million)	36	21	8	11	—	1

					Awards outstanding at:
Month of issue	Number Issued	Number of recipients	Number exercised	Number lapsed	Balance Date	Date of Directors’ Report	Exercise price	Exercise period / release date
Restricted Share Scheme (d)
November 2001(Share awards)	292 577	1	98 574	194 003	—	—	—	Nov 2004
October 2001 (Share awards)	4 446 532	147	3 436 002	1 010 530	—	—	—	Oct 2004
October 2001 (Options)	918 446	32	608 525	176 943	132 978	132 978	—	Oct 2004 –Sept 2008

					132 978	132 978

Co-Investment Plan (d)
November 2001	100 945	1	23 131	77 814	—	—	—	Nov 2000 – Oct 2011
October 2001	922 480	83	146 172	254 002	522 306	516 517	—	Oct 2003 – Sept 2011

					522 306	516 517

Long Term Incentive Plan Performance Shares (BHP Billiton Plc)
December 2004	2 354 800	159	—	37 500	2 317 300	2 317 300	—	Aug 2009 – Aug 2014

					2 317 300	2 317 300

Group Incentive Scheme (BHP Billiton Plc)
Deferred Shares
December 2004	1 308 709	200	12 958	27 493	1 268 258	1 268 258	—	Aug 2006 – Aug 2009
November 2003	1 397 818	194	78 317	94 658	1 224 843	523 493	—	Aug 2005 – Aug 2008

Options
December 2004	378 384	45	—	19 981	358 403	358 403	£6.11	Aug 2006 – Aug 2009
November 2003	918 054	78	35 594	56 357	826 103	556 346	£4.43	Aug 2005 – Aug 2008

Performance Shares
December 2004	358 128	42	11 036	23 250	323 842	323 842	—	Aug 2007 – Aug 2010
November 2003	1 649 448	210	98 747	109 992	1 440 709	1 440 709	—	Aug 2006 – Aug 2009
November 2002	3 966 768	209	255 381	656 545	3 054 842	1 435 045	—	Aug 2005 – Aug 2008

					8 497 000	5 906 096

Performance Share Plan Performance Rights (d)
November 2001 (LTI)	5 114 298	110	3 161 027	813 381	1 139 890	1 054 494	—	Oct 2004 – Sept 2011
October 2001 (LTI)	173 879	2	118 670	17 389	37 820	—	—	Oct 2004 – Sept 2011
October 2001(MTI)	238 940	6	22 596	26 544	189 800	189 800	—	Oct 2003 – Mar 2006
December 2000 (LTI)	415 510	11	348 674	—	66 836	66 836	—	July 2003 – Dec 2010
November 2000 (LTI)	4 441 620	104	4 040 019	206 278	195 323	122 268	—	July 2003 – Oct 2010

					1 629 669	1 433 398

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

					Awards outstanding at:
Month of issue	Number issued	Number of recipients	Number exercised	Number lapsed	Balance Date	Date of Directors’ Report	Exercise price		Exercise period / release date
Long Term Incentive Plan (BHP Billiton Limited)
December 2004	4 854 485	293	—	90 377	4 764 108	4 744 108		—	Aug 2009 –Aug 2014

					4 764 108	4 744 108

Group Incentive Scheme (BHP Billiton Limited)
Deferred Shares
December 2004	2 536 991	384	52 007	40 279	2 444 705	2 425 138		—	Aug 2006 – Aug 2009
November 2003	3 001 722	391	234 988	104 175	2 662 559	1 629 032		—	Aug 2005 – Aug 2008

Options
December 2004	780 181	70	—	—	780 181	776 322	A$	15.39	Aug 2006 – Aug 2009
November 2003	1 338 814	104	—	51 955	1 286 859	1 227 846	A$	11.11	Aug 2005 – Aug 2008

Performance Shares
December 2004	637 676	105	28 199	18 895	590 582	571 812		—	Aug 2007 – Aug 2010
November 2003	3 353 538	409	216 416	171 167	2 965 955	2 953 122		—	Aug 2006 – Aug 2009
November 2002	7 510 243	425	581 667	624 531	6 304 045	3 764 581		—	Aug 2005– Aug 2008

					17 034 886	13 347 853

Employee Share Plan Options
September 2002	67 500	1	60 750	6 750	—	—	A$	8.95	Oct 2004 – Sept 2011
November 2001	6 870 500	113	2 988 311	1 374 339	2 507 850	2 123 210	A$	8.30	Oct 2004 – Sept 2011
November 2001	7 207 000	153	3 751 675	1 280 988	2 174 337	1 930 777	A$	8.29	Oct 2004 – Sept 2011
December 2000	3 444 587	67	1 666 726	485 625	1 292 236	1 067 140	A$	8.72	July 2003 – Dec 2010
December 2000	2 316 010	59	1 213 701	299 605	802 704	724 334	A$	8.71	July 2003 – Dec 2010
November 2000	1 719 196	44	677 150	539 452	502 594	502 594	A$	8.28	July 2003 – Oct 2010
November 2000	7 764 776	197	5 575 927	871 935	1 316 914	1 193 008	A$	8.27	July 2003 – Oct 2010
April 2000	61 953	3	20 651	—	41 302	20 651	A$	7.60	April 2003 – April 2010
April 2000	937 555	5	51 628	138 361	747 566	747 566	A$	7.60	April 2003 – April 2010
December 1999	413 020	1	413 020	—	—	—	A$	8.61	April 2002 – April 2009
December 1999	309 765	1	309 765	—	—	—	A$	7.50	April 2002 – April 2009
October 1999	105 320	3	14 456	30 976	59 888	8 260	A$	7.57	April 2002 – April 2009
July 1999	206 510	1	206 510	—	—	—	A$	7.60	April 2002 – April 2009
April 1999	44 474 820	45 595	19 294 392	21 348 634	3 831 794	3 607 730	A$	6.92	April 2002 – April 2009
April 1999	16 901 398	944	9 270 853	6 336 037	1 294 508	1 249 076	A$	6.92	April 2002 – April 2009

					14 571 693	13 174 346

Bonus Equity Share Plan Shares
November 2001	1 016 845	117	918 863	50 320	47 662	47 662		—	Nov 2004 – Oct 2006

					47 662	47 662

(a)	The terms and conditions for all BHP Billiton Group employee ownership plans are detailed in section 7.1 of note 36, except as follows:

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

The Employee Share Plan option issues for 2002 and 2001 were made on substantially the same terms and conditions as the 2000 issue, the conditions of which are detailed in section 7.1 of note 36.

(b)	All awards issued under the Restricted Share Scheme (RSS) and Co-investment Plan (CIP) prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after completion of the DLC merger only.
(c)	Options, Performance Rights and awards issued under the Long Term Incentive Plan, Group Incentive Scheme, Bonus Equity Share Plan, RSS and CIP are not transferable or listed and as such do not have a market value.
(d)	Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on-market.
(e)	In respect of employee share awards, the BHP Billiton Group utilises the following trusts:

The Billiton Employee Share Ownership Trust is a discretionary Trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the Long Term Incentive Plan, Group Incentive Scheme, RSS and CIP. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on-market to satisfy exercises made under the Group Incentive Scheme, Long Term Incentive Plan and Performance Share Plan. The BHP Bonus Equity Plan Trust (BEP Trust) is a discretionary trust established for the purpose of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Bonus Equity Share Plan. The trustee is BHP Billiton Employee Plan Pty Ltd.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

24 Reserves

	Share premium account 2005	Profit and loss account 2005	Share premium account 2004	Profit and loss account 2004
	US$M	US$M	US$M	US$M
At the beginning of the financial year	518	10 461	518	8 580
Retained profit for the year	—	4 703	—	1 762
BHP Billiton Limited share buy-back	—	(1 481)	—	—
Transfer of goodwill on disposal of operations	—	67	—	—
Employee share awards	—	41	—	71
Exchange variations	—	7	—	48

At the end of the financial year (a)	518	13 798	518	10 461

(a)	Cumulative goodwill set off against reserves on acquisitions prior to 1 July 1998 amounts to US$694 million (2004: US$761 million).

25 Reconciliation of movements in shareholders’ funds

	2005	2004	2003
	US$M	US$M	US$M
Attributable profit for the financial year	6 398	3 379	1 901
Other recognised gains	7	48	67

Total recognised gains for the financial year	6 405	3 427	1 968
Dividends	(1 695)	(1 617)	(900)
Issue of ordinary shares for cash	56	66	98
Accrued employee entitlement to share awards	109	96	70
Cash settlement of share awards	(3)	—	—
Purchases of shares by ESOP trusts (a)	(47)	(25)	(6)
Transfer of goodwill on disposal of operations	67	—	—
Share repurchase scheme (b)
BHP Billiton Plc	—	—	(20)
Share buy-back (refer note 22)
BHP Billiton Limited (c)	(1 777)	—	—
Capital reduction on BHP Steel demerger	—	—	(1 489)

Net movement in shareholders’ funds	3 115	1 947	(279)
Shareholders’ funds at the beginning of the financial year	14 038	12 091	12 370

Shareholders’ funds at the end of the financial year	17 153	14 038	12 091

(a)	At 30 June 2005, 1 477 784 shares (2004: 4 948 281; 2003: 347 498) were held in trust with a market value at that date of US$19 million (2004: US$43 million; 2003: US$2 million). BHP Billiton Plc does not hold an interest in any shares of itself.
(b)	BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. No shares were purchased during the year ended 30 June 2005 (2004: nil ordinary shares; 2003: 3 890 000 ordinary shares). The aggregate purchase price of US$nil (2004: US$nil; 2003: US$20 million), was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders’ funds. On 23 June 2004, 3 890 000 ordinary shares of BHP Billiton Plc, which were held by Nelson Investment Limited, were transferred to the Billiton Employee Share Ownership Trust.
(c)	On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. As a result of the buy-back, shareholders’ funds decreased by US$1 777 million (including US$5 million of transaction costs). In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited and US$1 481 million was allocated to the profit and loss account. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

26 Commitments

	2005	2004
	US$M	US$M
Capital expenditure commitments not provided for in the accounts
Due not later than one year	2 308	1 321
Due later than one year and not later than five years	110	255

Total capital expenditure commitments	2 418	1 576

Lease expenditure commitments
Finance leases (a)
Due not later than one year	7	10
Due later than one year and not later than five years	30	42
Due later than five years	70	54

Total commitments under finance leases	107	106
deduct Future financing charges	51	30

Finance lease liability	56	76

Operating leases (b)
Due not later than one year (c)	250	199
Due later than one year and not later than five years	562	393
Due later than five years	212	231

Total commitments under operating leases	1 024	823

Other commitments
Due not later than one year
Supply of goods and services	658	639
Royalties	7	33
Exploration expenditure	199	46
Chartering costs	103	156

	967	874

Due later than one year and not later than five years
Supply of goods and services	1 622	1 304
Royalties	18	19
Exploration expenditure	49	13
Chartering costs	110	87

	1 799	1 423

Due later than five years
Supply of goods and services	1 136	954
Royalties	37	42
Exploration expenditure	32	—
Chartering costs	34	45

	1 239	1 041

Total other commitments	4 005	3 338

(a)	Finance leases are predominantly related to leases of the dry bulk carrier Iron Yandi, power lines, mobile equipment and vehicles. Refer notes 19 and 20.
(b)	Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options. Amounts represent minimum lease payments.
(c)	The BHP Billiton Group has commitments under operating leases to make payments totalling US$250 million (2004: US$199 million) in the next year as follows:

	2005	2004
	US$M	US$M
Land and buildings
Leases which expire:
Within one year	6	5
Between two and five years	12	14
Over five years	25	51

	43	70

Other operating leases
Leases which expire:
Within one year	25	29
Between two and five years	128	61
Over five years	54	39

	207	129

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

	2005	2004	2003
	US$M	US$M	US$M
The pension charge for the year is as follows:
Defined contribution schemes	67	53	41
Industry-wide schemes	32	26	23
Defined benefit schemes (a)
Regular cost	46	40	46
Variation cost	37	41	39
Interest cost	(17)	(17)	(20)

	165	143	129

(a)	Excludes net exchange gains on net monetary pension assets of US$26 million (2004: US$8 million; 2003: US$39 million).

To the extent that there is a difference between pension cost and contributions paid, an asset and/or liability arises. The accumulated difference recorded in the balance sheet at 30 June 2005 gives rise to an asset of US$312 million (2004: US$282 million) and a liability of US$80 million (2004: US$62 million).

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

Actuarial valuations used for accounting purposes

The actuarial valuations used for accounting purposes reflected an aggregate market value at 1 July 2004 of US$1,196 million. The funding levels of these schemes ranged from 51 per cent to 117 per cent and the overall funding level was 92 per cent.

Formal actuarial valuations

Set out below are details for the three largest schemes of the actuarial assumptions and results of the most recent formal valuations for funding purposes. The actuarial assumptions and results differ from those used for accounting purposes.

	BHP Billiton Superannuation Fund (a)	Pension Plan for Hourly Employees of BHP Copper Inc	BHP USA Retirement Income Plan
Country	Australia	US	US
Date of valuation	30 June 2003 (b)	1 January 2004	1 January 2004
Investment return	7.0%	8.0%	8.0%
Salary growth	3.5%	n/a	4.5%
Pension increases	n/a	n/a	3.0%
Asset valuation method	Market	5-year smoothing	5-year smoothing
Market value of fund (US$ million)	886	155	104
Actuarial value of fund (US$ million)	886	186	125
Funding level	98%	106%	113%

(a)	US$678 million of the market value and actuarial value of the fund is attributable to the defined contribution section of the fund which is fully funded.
(b)	Formal actuarial valuations are only carried out every three years for the BHP Billiton Superannuation Fund. The next valuation is due as at 30 June 2006.

Post-retirement medical benefits

The BHP Billiton Group provides medical benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post-retirement benefit charge, net of employees’ and retirees’ contributions paid, in respect of these benefits was US$27 million (2004: US$19 million) excluding an exchange gain of US$9 million (2004: US$20 million loss).

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

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

The charge has been calculated in accordance with UK applicable accounting standards. Where there is a surplus or deficit between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:

	South Africa	US	Canada	Suriname
	%	%	%	%
Ultimate health care inflation rate	7.25	5.00	5.00	3.50
Discount rate	10.00	6.25	6.00	5.50

FRS 17 ‘Retirement Benefits’

Whilst the SSAP 24 disclosure and measurement principles have been applied in accounting for pensions and post-retirement medical benefits in these financial statements, additional disclosures are provided under FRS 17 ‘Retirement Benefits’. The aim of FRS 17 is to move from a long-term approach under SSAP 24 to a market-based approach in valuing the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding. This will impact both the amount and disclosure of the retirement benefits charge in the profit and loss account (for the operating costs and financing costs) and the statement of total recognised gains and losses (STRGL). The net retirement benefit and a liability will be recognised in full on the balance sheet with a consequential impact on shareholders’ funds.

Currently, FRS 17 only has to be applied to disclosures.

The BHP Billiton Group does not apply the provisions of FRS 17 for the purposes of measuring pension charge and pension balances in these financial statements. In the absence of the transition to IFRS, FRS 17 would be first effective in such a manner for the 30 June 2006 financial year.

Pension schemes – FRS 17 disclosures

The BHP Billiton Group operates a number of defined benefit schemes in Australia, Canada, the US, Europe, South Africa and South America. Full actuarial valuations are prepared by local actuaries for all funds as at a date close to 30 June 2005 and rolled forward to 30 June 2005. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier valuations. The major assumptions used by the actuaries are as follows:

	Australia	Canada	US	Europe	South Africa	South America
	%	%	%	%	%	%
Year ended 30 June 2005
Salary increases	4 to 5	3.5 to 4.5	4.5	2.9 to 5.05	5 to 6	4 to 6.08
Pension increases	n/a	0	0 to 3	1.9 to 2.8	3.2 to 4	2.5 to 4
Discount rate	5.2	5.2	5.1	3.9 to 5	7.75 to 8	5.25 to 10.24
Inflation	2.5	2.5 to 2.7	3	1.9 to 2.8	4	3 to 4

Year ended 30 June 2004
Salary increases	4 to 5	3.5 to 4.5	4.5	3 to 5	7 to 8	3.5 to 6.08
Pension increases	n/a	0	0 to 3	2 to 3	3.5 to 5.8	2 to 4
Discount rate	5.5 to 5.8	6 to 6.5	6.25 to 6.5	5.3 to 5.75	8 to 8.6	5.5 to 10.24
Inflation	2.5	2.5	3	2 to 3	6	2.5 to 4

Year ended 30 June 2003
Salary increases	4 to 4.5	3.5 to 4.5	4.5	3 to 4.5	7 to 8	3.5 to 5.57
Pension increases	n/a	0	0 to 3	2 to 2.5	3.5 to 5.25	1.5 to 3.5
Discount rate	4.75 to 5	6 to 6.5	6	5	7.5 to 8.7	5.5 to 9.71
Inflation	3	2.5 to 3	3	2 to 2.5	6	2.5 to 3.5

The fair market value of the assets and the surplus/(deficit) of the defined benefit schemes were:

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Bonds	100	70	77	86	23	85	441
Equities	243	50	237	104	115	2	751
Property	33	—	—	—	3	—	36
Cash and net current assets	11	6	3	4	19	1	44
Insured annuities	—	9	—	20	98	—	127
Other	11	—	—	21	4	1	37

Total assets	398	135	317	235	262	89	1 436
Actuarial liabilities	(418)	(130)	(530)	(351)	(189)	(89)	(1 707)
Unrecognised surplus	—	(27)	—	(3)	(73)	(3)	(106)

Deficit	(20)	(22)	(213)	(119)	—	(3)	(377)
Related deferred tax asset	7	3	—	34	—	1	45

Net pension liability	(13)	(19)	(213)	(85)	—	(2)	(332)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2004
Bonds	90	59	74	77	29	59	388
Equities	153	35	218	94	95	1	596
Property	22	—	—	—	11	—	33
Cash and net current assets	1	5	6	13	6	1	32
Insured annuities	—	8	—	19	87	—	114
Other	—	—	—	6	2	1	9

Total assets	266	107	298	209	230	62	1 172
Actuarial liabilities	(303)	(96)	(449)	(280)	(211)	(54)	(1 393)
Unrecognised surplus	—	(22)	—	—	(34)	(10)	(66)

Deficit	(37)	(11)	(151)	(71)	(15)	(2)	(287)
Related deferred tax asset	11	3	16	15	4	—	49

Net pension liability	(26)	(8)	(135)	(56)	(11)	(2)	(238)

Year ended 30 June 2003
Bonds	68	60	58	64	23	46	319
Equities	147	28	187	64	69	1	496
Property	19	—	—	—	—	—	19
Cash and net current assets	—	13	5	23	17	—	58
Insured annuities	—	—	—	20	—	—	20

Total assets	234	101	250	171	109	47	912
Actuarial liabilities	(286)	(96)	(439)	(247)	(83)	(40)	(1 191)
Unrecognised surplus	—	(19)	—	—	(28)	(10)	(57)

Deficit	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Related deferred tax asset	16	4	17	12	—	—	49

Net pension liability	(36)	(10)	(172)	(64)	(2)	(3)	(287)

The expected rates of return on these asset categories were:

	Australia	Canada	US	Europe	South Africa	South America
	%	%	%	%	%	%
Year ended 30 June 2005
Bonds	4.6 to 5.4	5.3 to 5.75	4.5 to 6.5	3.6 to 4.8	6.27 to 7	6 to 12.1
Equities	8.4 to 9.9	8 to 8.6	8 to 9	7.1 to 8	9 to 9.25	15.5 to 16.96
Property	6.9 to 7.6	n/a	n/a	n/a	9.25	n/a
Cash and net current assets	4.2	2.5 to 3	3 to 3.5	3.8 to 5	4.3 to 5.57	6
Insured annuities	n/a	2	n/a	5	6.75 to 8	n/a
Other	6.8 to 9.9	n/a	n/a	4.35 to 5.3	5.57 to 9.25	12

Total assets	7.36 to 8.14	2 to 7.48	5.52 to 8.39	4.8 to 7.16	7.4 to 8.41	6.25 to 12.43

Year ended 30 June 2004
Bonds	6	5.2 to 6	5 to 7	4.5 to 5.25	8 to 10.5	6 to 10.24
Equities	8	8 to 8.3	8.4 to 9	8 to 8.3	12	9 to 10.24
Property	7	n/a	n/a	n/a	12	n/a
Cash and net current assets	5	2.7 to 4	3.5 to 4	3.7 to 5.7	6 to 9	6 to 10.24
Insured annuities	n/a	3.75	n/a	5.7	9.1 to 10.5	n/a
Other	n/a	n/a	n/a	4.75 to 5.7	7.8 to 12	9

Total assets	7.5 to 7.53	3.75 to 7.23	6 to 8.5	5.51 to 7.52	10.3 to 11.01	6 to 10.24

Year ended 30 June 2003
Bonds	5 to 6	5.5 to 6.5	7	4.3 to 4.6	7.5 to 9.04	6 to 9.71
Equities	8 to 9	7.25 to 9	9	7.25 to 8.25	12	9.71
Property	7 to 8	n/a	n/a	n/a	n/a	n/a
Cash and net current assets	5	1 to 3.75	3.5	3.75 to 4.25	7 to 7.75	9.71
Insured annuities	n/a	n/a	n/a	5	n/a	n/a

Total assets	7.5	3.75 to 7.5	8.5	4.8 to 7.2	9.9 to 10.55	6 to 9.71

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Analysis of the operating costs:

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Current service cost	25	5	12	12	3	1	58
Past service cost	—	—	—	(4)	—	—	(4)
Curtailment losses/(gains)	—	—	(2)	2	(3)	—	(3)

Total operating charge	25	5	10	10	—	1	51

Year ended 30 June 2004
Current service cost	26	3	12	11	4	1	57
Past service cost	—	—	2	—	—	13	15
Previously unrecognised surplus deducted from past service costs	—	—	—	—	—	(10)	(10)

Total operating charge	26	3	14	11	4	4	62

Analysis of the financing credits/(costs):

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Expected return on pension scheme assets	22	6	25	14	20	5	92
Interest on pension scheme liabilities	(18)	(7)	(28)	(16)	(17)	(4)	(90)

Net return/(cost)	4	(1)	(3)	(2)	3	1	2

Year ended 30 June 2004
Expected return on pension scheme assets	19	5	22	11	18	3	78
Interest on pension scheme liabilities	(14)	(6)	(27)	(13)	(14)	(2)	(76)

Net return/(cost)	5	(1)	(5)	(2)	4	1	2

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Analysis of gains and losses that would be recognised in STRGL:

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Actual return less expected return on pension scheme assets	33	11	7	13	40	10	114
Experience gains/(losses) arising on the scheme liabilities	(2)	(4)	—	(2)	6	(5)	(7)
Changes in assumptions underlying the present value of scheme liabilities	(8)	(14)	(74)	(60)	7	(15)	(164)
Gain/(loss) pursuant to unrecognised surpluses	—	(3)	—	(3)	(44)	8	(42)

Total actuarial gain/(loss) recognised in STRGL	23	(10)	(67)	(52)	9	(2)	(99)

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	8.3%	8.1%	2.2%	5.5%	15.3%	11.2%	7.9%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(0.5)%	(3.1)%	0.0%	(0.6)%	3.2%	(5.6)%	(0.4)%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	5.5%	(7.7)%	(12.6)%	(14.8)%	4.8%	(2.2)%	(5.8)%

Year ended 30 June 2004
Actual return less expected return on pension scheme assets	21	5	24	(4)	9	14	69
Experience gains/(losses) arising on the scheme liabilities	(22)	—	—	(6)	4	(1)	(25)
Changes in assumptions underlying the present value of scheme liabilities	18	1	23	12	(27)	—	27
Loss pursuant to unrecognised surpluses	—	(3)	—	—	—	(10)	(13)

Total actuarial gain/(loss) recognised in STRGL	17	3	47	2	(14)	3	58

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	7.9%	4.7%	8.1%	(1.9)%	3.9%	22.6%	5.9%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(7.3)%	0%	0%	(2.1)%	1.9%	(1.9)%	(1.8)%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	5.6%	3.1%	10.5%	0.7%	(6.6)%	5.6%	4.2%

Year ended 30 June 2003
Actual return less expected return on pension scheme assets	(24)	(1)	(24)	(11)	(11)	10	(61)
Experience gains/(losses) arising on the scheme liabilities	17	(2)	6	(7)	(1)	(9)	4
Changes in assumptions underlying the present value of scheme liabilities	(16)	(4)	(47)	(26)	1	(3)	(95)
Other gains/(losses)	—	2	—	—	—	(13)	(11)
Gain pursuant to legislative change with regard to South African surpluses	—	—	—	—	9	—	9

Total actuarial loss recognised in STRGL	(23)	(5)	(65)	(44)	(2)	(15)	(154)

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	(10.3)%	(1.0)%	(9.6)%	(6.4)%	(10.1)%	21.3%	(6.7)%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.9%	(2.1)%	1.4%	(2.8)%	(1.2)%	(22.5)%	0.3%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(8.0)%	(5.2)%	(14.8)%	(17.8)%	(2.4)%	(37.5)%	(12.9)%

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2002
Actual return less expected return on pension scheme assets	(82)	(3)	(78)	(18)	(1)	31	(151)
Experience gains/(losses) arising on the scheme liabilities	33	—	—	8	(7)	(18)	16
Changes in assumptions underlying the present value of scheme liabilities	—	—	(23)	(15)	(2)	—	(40)
Other gains/(losses)	—	(1)	6	—	—	—	5
Loss pursuant to legislative change with regard to South African surpluses	—	—	—	—	(29)	—	(29)

Total actuarial gain/(loss) recognised in STRGL	(49)	(4)	(95)	(25)	(39)	13	(199)

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	(14.9)%	(3.3)%	(27.1)%	(12.3)%	(1.1)%	70.5%	(12.5)%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.2%	0%	0%	4.5%	(11.3)%	(58.1)%	1.2%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(7.7)%	(4.9)%	(23.8)%	(14.0)%	(62.9)%	41.9%	(14.3)%

The Pension Funds Second Amendment Act, 2001 in South Africa requires surpluses in pension funds to be used in a manner specified under Regulations to the Act to improve current and former members’ benefits prior to the employer obtaining any benefit from the surpluses. Consequently, no surplus is recognised for the South African schemes with an actuarial loss recognised in the STRGL.

Analysis of the movement in surplus/(deficit):

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Deficit in schemes at 30 June 2004	(37)	(11)	(151)	(71)	(15)	(2)	(287)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	(4)	—	—	—	—	—	(4)
Current service cost	(25)	(5)	(12)	(12)	(3)	(1)	(58)
Contributions	22	7	18	14	3	2	66
Past service cost	—	—	—	4	—	—	4
Other finance income/(costs)	4	(1)	(3)	(2)	3	1	2
Actuarial gains/(losses)	23	(10)	(67)	(52)	9	(2)	(99)
Curtailment gains/(losses)	—	—	2	(2)	3	—	3
Exchange gains/(losses)	(3)	(2)	—	2	—	(1)	(4)

Deficit in schemes at 30 June 2005	(20)	(22)	(213)	(119)	—	(3)	(377)

Year ended 30 June 2004
Deficit in schemes at 30 June 2003	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	(2)	(2)	(9)	—	—	—	(13)
Current service cost	(26)	(3)	(12)	(11)	(4)	(1)	(57)
Contributions	23	7	19	22	4	—	75
Past service cost	—	—	(2)	—	—	(3)	(5)
Other finance income/(costs)	5	(1)	(5)	(2)	4	1	2
Actuarial gains/(losses)	17	3	47	2	(14)	3	58
Exchange gains/(losses)	(2)	(1)	—	(6)	(3)	1	(11)

Deficit in schemes at 30 June 2004	(37)	(11)	(151)	(71)	(15)	(2)	(287)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Post-retirement medical benefits – FRS 17 disclosures

The BHP Billiton Group also operates a number of post-retirement medical benefit arrangements in South Africa, the US, Canada and Suriname. Full actuarial valuations were carried out as at 30 June 2005, many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries are as follows:

	South Africa	US	Canada	Suriname	UK
	%	%	%	%	%
Year ended 30 June 2005
Ultimate health care inflation rate	6%	5%	5%	5%	n/a
Discount rate	8.25%	5.1%	5.2%	5.25%	n/a

Year ended 30 June 2004
Ultimate health care inflation rate	7.25	5	5	3.5	5.7
Discount rate	10	6.25	6	5.5	2.5

Year ended 30 June 2003
Ultimate health care inflation rate	7	5.5	5	3.5	n/a
Discount rate	9.75	6.25	6	5.5	n/a

The actuarial liabilities of the post-retirement medical schemes were:

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Present value of scheme liabilities	(143)	(147)	(26)	(19)	—	(335)
Past service credit	(18)	—	—	—	—	(18)

Deficit	(161)	(147)	(26)	(19)	—	(353)
Related deferred tax asset	48	16	—	6	—	70

Net post-retirement medical liability	(113)	(131)	(26)	(13)	—	(283)

Year ended 30 June 2004
Present value of scheme liabilities	(161)	(124)	(25)	(10)	(1)	(321)
Past service credit	(27)	—	—	—	—	(27)

Deficit	(188)	(124)	(25)	(10)	(1)	(348)
Related deferred tax asset	56	5	—	3	—	64

Net post-retirement medical liability	(132)	(119)	(25)	(7)	(1)	(284)

Year ended 30 June 2003
Present value of scheme liabilities	(133)	(137)	(26)	(19)	—	(315)
Past service credit	(20)	—	—	—	—	(20)

Deficit	(153)	(137)	(26)	(19)	—	(335)
Related deferred tax asset	34	22	—	6	—	62

Net post-retirement medical liability	(119)	(115)	(26)	(13)	—	(273)

Analysis of the operating costs/(credits):

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Current service cost	4	3	—	—	—	7
Past service cost	(7)	—	—	—	—	(7)
Curtailment gains	(22)	—	—	—	—	(22)

Total operating charge	(25)	3	—	—	—	(22)

Year ended 30 June 2004
Current service cost	3	3	—	—	—	6
Past service cost	16	1	—	—	—	17

Total operating charge	19	4	—	—	—	23

Analysis of the financing costs:

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Interest on post-retirement medical liabilities	(16)	(8)	(1)	(1)	—	(26)

Net cost	(16)	(8)	(1)	(1)	—	(26)

Year ended 30 June 2004
Interest on post-retirement medical liabilities	(14)	(8)	(1)	(1)	—	(24)

Net cost	(14)	(8)	(1)	(1)	—	(24)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Analysis of gains and losses that would be recognised in STRGL:

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Experience gains arising on scheme liabilities	5	1	1	1	—	8
Changes in assumptions underlying the present value of scheme liabilities	(8)	(21)	—	(6)	—	(35)

Actuarial gain/(loss) recognised in STRGL	(3)	(20)	1	(5)	—	(27)

Difference between expected and actual outcomes:
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	3.5%	0.7%	3.8%	5.3%	0%	2.4%
Total gain recognised in STRGL as a percentage of the present value of scheme liabilities	(2.1)%	(13.6)%	3.8%	(26.3)%	0%	(8.1)%

Year ended 30 June 2004
Experience gains arising on scheme liabilities	23	10	—	—	—	33
Changes in assumptions underlying the present value of scheme liabilities	(1)	3	—	—	—	2

Actuarial gain recognised in STRGL	22	13	—	—	—	35

Difference between expected and actual outcomes:
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	14.3%	8.1%	0%	0%	0%	10.3%
Total gain recognised in STRGL as a percentage of the present value of scheme liabilities	13.7%	10.5%	0%	0%	0%	10.9%

Year ended 30 June 2003
Experience gains/(losses) arising on scheme liabilities	(27)	15	1	—	—	(11)
Changes in assumptions underlying the present value of scheme liabilities	(9)	(16)	(7)	—	—	(32)

Actuarial loss recognised in STRGL	(36)	(1)	(6)	—	—	(43)

Difference between expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(20.3)%	10.9%	3.8%	0%	0%	(3.5)%
Total loss recognised in STRGL as a percentage of the present value of scheme liabilities	(27.1)%	(0.7)%	(23.1)%	0%	0%	(13.7)%

Year ended 30 June 2002
Experience gains/(losses) arising on scheme liabilities	8	(6)	—	—	—	2
Changes in assumptions underlying the present value of scheme liabilities	(10)	—	—	(1)	—	(11)

Actuarial loss recognised in STRGL	(2)	(6)	—	(1)	—	(9)

Difference between expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	14.8%	(4.7)%	0%	0%	0%	0.9%
Total loss recognised in STRGL as a percentage of the present value of scheme liabilities	(3.7)%	(4.7)%	0%	(5.3)%	0%	(4.1)%

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Analysis of the movement in surplus/(deficit):

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Deficit in schemes at 30 June 2004	(188)	(124)	(25)	(10)	(1)	(348)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	—	—	—	(3)	1	(2)
Current service cost	(4)	(3)	—	—	—	(7)
Contributions	9	8	2	—	—	19
Past service costs	7	—	—	—	—	7
Other finance costs	(16)	(8)	(1)	(1)	—	(26)
Actuarial gains/(losses)	(3)	(20)	1	(5)	—	(27)
Curtailment gains	22	—	—	—	—	22
Exchange gains/(losses)	12	—	(3)	—	—	9

Deficit in schemes at 30 June 2005	(161)	(147)	(26)	(19)	—	(353)

Year ended 30 June 2004
Deficit in schemes at 30 June 2003	(153)	(137)	(26)	(19)	—	(335)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	—	2	—	9	(1)	10
Current service cost	(3)	(3)	—	—	—	(6)
Contributions	6	10	2	1	—	19
Past service costs	(16)	(1)	—	—	—	(17)
Other finance costs	(14)	(8)	(1)	(1)	—	(24)
Actuarial gains	22	13	—	—	—	35
Exchange losses	(30)	—	—	—	—	(30)

Deficit in schemes at 30 June 2004	(188)	(124)	(25)	(10)	(1)	(348)

Joint ventures – FRS 17 disclosures

If the measurement principles of FRS 17 had been applied to the pension schemes and post-retirement medical benefit schemes of the Group’s joint ventures at 30 June 2005, a deficit of US$nil (2004: US$49 million) would have been recognised in the Group balance sheet and actuarial gains of US$nil (2004: US$12 million) would have been taken to the Group STRGL. The relevant joint ventures have been sold during the financial year.

28 Analysis of movements in net debt

	At 1 July 2004 (a)	Acquisitions & disposals	Cash flow	Other non-cash movements	Exchange movements	At 30 June 2005
	US$M	US$M	US$M	US$M	US$M	US$M
Cash at bank and in hand	674	(50)	284	—	8	916
Overdrafts	(133)	—	129	—	(11)	(15)

	541	(50)	413	—	(3)	901

Redeemable preference shares	(450)	—	—	—	—	(450)
Finance lease obligations	(76)	—	22	—	(2)	(56)
Other debt due within one year	(1 188)	19	(718)	(729)	(18)	(2 634)
Other debt due after more than one year	(4 936)	(708)	(3 061)	729	5	(7 971)

	(6 650)	(689)	(3 757)	—	(15)	(11 111)

Liquid resources (b)	1 144	356	(998)	—	—	502

Net debt	(4 965)	(383)	(4 342)	—	(18)	(9 708)

The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	674	(50)	284	—	8	916
Money market deposits (b)	1 144	356	(998)	—	—	502

	1 818	306	(714)	—	8	1 418

(a)	Amounts owing to joint venture participants of US$196 million at 30 June 2004 (2003: US$55 million) were reclassified from sundry creditors to other debt due within one year, to better reflect the funding nature of these amounts.
(b)	Liquid resources represent money market deposits with financial institutions that have a maturity of up to three months.

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

The strategy entails managing risk at the portfolio level through the adoption of a ‘self-insurance’ model, by taking advantage of the natural diversification provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

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

Where CFaR is within the Board-approved limits, hedging activities of operational currency exposures are not undertaken. However, the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects and non-US dollar marketing contracts. There could also be circumstances, for example, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Group’s strategic objectives. In such circumstances, the BHP Billiton Group may execute hedge transactions or utilise other techniques to return risk to within approved parameters.

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

Interest rate risk

2005	Note	Weighted average interest rate (a)	Floating interest rate	Fixed interest maturing in:				Non-interest bearing	Total
				1 year or less	1 to 2 years	2 to 5 years	More than 5 years (c)
			US$M	US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash	28	2.3%	1 210	208	—	—	—	—	1 418
Debtors		9.7%	—	8	—	2	5	3 789	3 804
Other financial assets	15,18	7.7%	294	2	—	—	—	98	394

			1 504	218	—	2	5	3 887	5 616

Financial liabilities
Creditors		—	—	—	—	—	—	3 983	3 983
Bank overdrafts (unsecured)	19	3.5%	15	—	—	—	—	—	15
Bank loans	19,20	3.6%	3 173	—	—	—	—	—	3 173
Commercial paper	19	3.2%	1 602	—	—	—	—	—	1 602
Notes and debentures	19,20	5.1%	2 264	316	1	—	1 809	—	4 390
Non-recourse finance	19,20	4.0%	649	23	23	12	—	—	707
Secured debt (limited recourse)	19,20	6.1%	175	28	28	115	89	—	435
Redeemable preference shares	20	5.4%	150	300	—	—	—	—	450
Lease liabilities	19,20	7.9%	33	—	—	—	23	—	56
Other borrowings	19,20	6.2%	134	7	9	27	63	58	298
Employee benefits (b)	21	5.1%	80	—	—	—	—	760	840

			8 275	674	61	154	1 984	4 801	15 949

Interest rate swaps (c)			(2 263)	281	—	1 132	850

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

2004	Note	Weighted average interest rate (a)	Floating interest rate	Fixed interest maturing in:				Non-interest bearing	Total
				1 year or less	1 to 2 years	2 to 5 years	More than 5 years (c)
			US$M	US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash	28	1.1%	1 747	71	—	—	—	—	1 818
Debtors		8.6%	—	—	17	15	8	3 081	3 121
Other financial assets	15,18	9.0%	380	4	—	—	6	138	528

			2 127	75	17	15	14	3 219	5 467

Financial liabilities
Creditors		—	—	—	—	—	—	2 519	2 519
Bank overdrafts (unsecured)	19	1.9%	133	—	—	—	—	—	133
Bank loans	19,20	7.4%	238	64	—	5	—	—	307
Commercial paper	19	—	—	—	—	—	—	—	—
Notes and debentures	19,20	3.8%	2 394	176	316	—	1 073	—	3 959
Non-recourse finance	19,20	2.5%	825	23	—	58	—	—	906
Secured debt (limited recourse)	19,20	6.1%	193	28	32	98	135	—	486
Redeemable preference shares	20	5.2%	150	—	300	—	—	—	450
Lease liabilities	19,20	11.6%	34	2	—	10	30	—	76
Other borrowings	19,20	6.1%	268	7	7	23	80	81	466
Employee benefits (b)	21	5.9%	72	—	—	—	—	550	622

			4 307	300	655	194	1 318	3 150	9 924

Interest rate swaps (c)			(2 263)	—	281	1 132	850

(a)	Weighted average interest rates take into account the effect of interest rate and cross currency swaps.
(b)	Employee benefits to be settled in cash.
(c)	Included in the floating rate debt of US$8 275 million (2004: US$4 307 million) is fixed rate debt of US$2 263 million (2004: US$2 263 million) that has been swapped to floating rates. US$500 million of fixed rate debt presented above as maturing in greater than five years will be exposed to a floating rate of interest from November 2005 until maturity. Refer to note 20 and the interest rate and cross currency swap table below.

Combined interest rate and foreign currency risk

2005	Floating rate (a)	Fixed rate	Non-interest bearing	Total	Weighted average Interest rate (%)	Weighted average period for which rate is fixed	Weighted average period to maturity for non-interest bearing balances
	US$M	US$M	US$M	US$M	Fixed rate	Years	Years
Financial assets
US dollar	753	215	2 826	3 794	2.81	1	1
South African rand	361	2	214	577	8.70	1	1
Australian dollars	84	5	486	575	2.30	1	3
Canadian dollars	41	—	4	45	—	—	3
Other	265	3	357	625	2.30	1	2

	1 504	225	3 887	5 616	2.85	1	2

Financial liabilities (b)
US dollar	8 112	2 780	1 409	12 301	6.70	8	1
South African rand	12	81	403	496	13.49	12	2
Australian dollars	137	3	2 368	2 508	8.00	8	1
Canadian dollars	—	—	119	119	—	—	1
Other	14	9	502	525	7.20	11	1

	8 275	2 873	4 801	15 949	6.89	8	1

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

2004	Floating rate (a)	Fixed rate	Non-interest bearing	Total	Weighted average interest rate (%)	Weighted average period for which rate is fixed	Weighted average period to maturity for non-interest bearing balances
	US$M	US$M	US$M	US$M	Fixed rate	Years	Years
Financial assets
US dollar	1 503	62	2 035	3 600	4.24	2	2
South African rand	185	10	258	453	3.22	1	1
Australian dollars	115	29	358	502	5.36	2	3
Canadian dollars	32	—	10	42	—	—	1
Other	292	20	558	870	1.08	1	2

	2 127	121	3 219	5 467	3.90	2	2

Financial liabilities (b)
US dollar	3 897	2 278	1 242	7 417	7.20	8	1
South African rand	84	158	452	694	10.56	9	1
Australian dollars	285	14	1 044	1 343	8.73	5	2
Canadian dollars	—	—	90	90	—	—	1
Other	41	17	322	380	6.73	9	1

	4 307	2 467	3 150	9 924	7.42	8	1

(a)	The floating rate financial liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.
(b)	Financial liabilities are presented after the effect of cross currency and interest rate swaps.

Details of interest rate swaps and cross currency swaps used to hedge interest rate and foreign currency risks are as follows:

	Weighted average exchange rate		Weighted average interest rate payable		Weighted average interest rate receivable		Interest rate swap amount (a)		Cross currency swap amount (a)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
			%	%	%	%	US$M	US$M	US$M	US$M
Interest rate swaps
US dollar swaps
Pay floating (b)/receive fixed
Later than five years	n/a	n/a	2.68	1.80	4.80	4.80	850	850	n/a	n/a
Pay floating (b)/receive fixed (c)
Later than five years	n/a	n/a	3.96	—	5.13	—	500	—	n/a	n/a
Pay fixed/receive floating (b) (c)
Not later than one year	n/a	n/a	1.74	—	3.96	—	(500)	—	n/a	n/a

Cross currency swaps
Australian dollar to US dollar swaps
Pay floating (b)/receive floating (b)
Not later than one year	—	0.5217	—	1.61	—	5.68	—	—	—	130
Pay floating (b)/receive fixed
Not later than one year	0.5620	—	4.96	—	7.50	—	281	—	281	—
Later than one year but not later than two years	—	0.5620	—	2.09	—	7.50	—	281	—	281
Later than two years but not later than five years	0.5217	0.5217	3.57	1.96	6.25	6.25	391	391	391	391

Euro to US dollar swaps
Pay floating (b)/receive fixed
Later than two years but not later than five years	0.9881	0.9881	2.83	1.43	3.88	3.88	741	741	741	741

							2 263	2 263	1 413	1 543

(a)	Amount represents US$ equivalent of principal payable under the swap contract.
(b)	Floating interest rate in future periods will be based on LIBOR for US dollar and Euro swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.
(c)	The pay fixed/receive floating leg of the swap matures in November 2005. The pay floating/receive fixed leg of the swap matures in May 2013. Therefore US$500 million of fixed rate debt at 30 June 2005 will be exposed to a floating interest rate from November 2005 until maturity in 2013. Refer note 20.

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

Notes to Financial Statements continued

29 Financial instruments continued

Currency risk

The US dollar is the functional currency of most operations within the BHP Billiton Group and so most currency exposure relates to transactions and balances in currencies other than the US dollar. The BHP Billiton Group has potential currency exposures in respect of items denominated in currencies other than the functional currency of an operation comprising:

•	transactional exposure in respect of non-functional currency expenditure and revenues;

•	translational exposure in respect of investments in overseas operations; and

•	translational exposure in respect of non-functional currency monetary items.

The potential currency exposures are discussed below.

Transactional exposure in respect of non-functional currency expenditure and revenues

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

In addition, the Group enters into hedges to manage short term foreign currency cashflows and non-US dollar exposures in Marketing contracts. Forward contracts taken out under this policy are separately disclosed below as ‘Relating to operating hedging’.

The following table provides information about the principal currency hedge contracts.

Forward exchange contracts

	Weighted average exchange rate		Contract amounts
	2005	2004	2005	2004
			US$M	US$M
Relating to capital expenditure hedging
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	0.7251	0.7069	753	361
Later than one year but not later than two years	0.6993	0.6928	123	334
Later than two years but not later than three years	0.7215	0.6803	4	68
Later than three years but not later than four years	—	0.6715	—	1

Total	0.7214	0.6983	880	764

Forward contracts – sell Australian dollars/buy US dollars
Not later than one year	0.7649	—	77	—
Later than one year but not later than two years	0.7507	—	14	—
Later than two years but not later than three years	0.7408	—	4	—

Total	0.7618	—	95	—

Forward contracts – sell US dollars/buy Euros
Not later than one year	0.7773	—	21	—
Later than one year but not later than two years	0.7553	—	2	—

Total	0.7754	—	23	—

Forward contracts – sell US dollars/buy Canadian dollars
Not later than one year	1.2821	—	30	—

Total	1.2821	—	30	—

Forward contracts – sell US dollars/buy Chilean pesos
Not later than one year	586.6	—	117	—
Later than one year but not later than two years	588.5	—	15	—

Total	586.8	—	132	—

Forward contracts – sell US dollars/buy Japanese yen
Not later than one year	103.57	—	5	—

Total	103.57	—	5	—

Forward contracts – sell other currencies/buy US dollars
Not later than one year	n/a	—	10	—

Total	n/a	—	10	—

Relating to operating hedging
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	—	0.7101	—	7

Total	—	0.7101	—	7

Forward contracts – sell Australian dollars/buy US dollars
Not later than one year	—	0.6882	—	58

Total	—	0.6882	—	58

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

	Weighted average exchange rate		Contract amounts
	2005	2004	2005	2004
			US$M	US$M
Forward contracts – sell Euros/buy US dollars
Not later than one year	0.8089	0.8313	142	136
Later than one year but not later than two years	0.7850	0.8383	32	57

Total	0.8045	0.8334	174	193

Forward contracts – sell US dollars/buy Euros
Not later than one year	0.7644	0.9309	5	3
Later than one year but not later than two years	0.7509	0.9439	10	2
Later than two years but not later than three years	—	0.9357	—	22

Total	0.7553	0.9358	15	27

Forward contracts – sell US dollars/buy UK pounds sterling
Not later than one year	0.5492	—	46	—

Total	0.5492	—	46	—

Forward contracts – sell UK pounds sterling/buy US dollars
Not later than one year	0.5427	0.5571	52	161
Later than one year but not later than two years	0.5538	0.5726	40	17

Total	0.5475	0.5586	92	178

Forward contracts – sell US dollars/buy South African rand
Not later than one year	6.7442	7.3677	52	23
Later than one year but not later than two years	7.9920	7.7686	6	12
Later than two years but not later than three years	8.1950	8.1950	—	1

Total	6.8832	7.5137	58	36

Forward contracts – sell South African rand/buy US dollars
Not later than one year	—	6.9940	—	45

Total	—	6.9940	—	45

Forward contracts – sell South African rand/buy Euros
Not later than one year	6.6762	—	1	—

Total	6.6762	—	1	—

Relating to WMC acquisition
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	0.7737	—	484	—

Total	0.7737	—	484	—

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

Where market conditions make it beneficial, the Group will borrow in currencies which would create translational exposure and will swap the liability into an appropriate currency.

Translational exposure in respect of non-functional currency monetary items

Monetary items denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for restoration and rehabilitation at continuing operations, which are capitalised in tangible fixed assets. The foreign currency risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

The combined interest rate and foreign currency risk table presented under the heading interest rate risk in this note shows the foreign currency risk in relation to financial assets and liabilities. However, this table includes financial assets and liabilities in US dollars and other currencies that represent the functional currency of the operations. In addition, the financial assets and liabilities primarily relate to contractual rights and obligations, and so exclude significant monetary items such as provisions for deferred taxation and some employee benefits.

The table below shows the foreign currency risk based on all monetary assets and liabilities in currencies other than the functional currency of the BHP Billiton operations. The amounts shown are after taking into account the effect of any forward foreign currency contracts entered into to manage these risks and excluding provisions for restoration and rehabilitation where foreign exchange gains and losses are capitalised.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

	Net foreign currency monetary assets/(liabilities)
2005	US$	A$	C$	SA rand	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Functional currency of Group operation
US dollars	—	(3 372)	(437)	(722)	(552)	(5 083)
Australian dollars	16	—	—	—	—	16
Canadian dollars	24	—	—	—	—	24
UK pounds sterling	14	—	—	—	(4)	10
Other	—	—	—	—	—	—

	54	(3 372)	(437)	(722)	(556)	(5 033)

	Net foreign currency monetary assets/(liabilities)
2004	US$	A$	C$	SA rand	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Functional currency of Group operation
US dollars	—	(1 240)	(477)	(932)	(198)	(2 847)
Australian dollars	29	—	—	—	—	29
Canadian dollars	43	—	—	—	—	43
UK pounds sterling	(23)	—	—	—	—	(23)
Other	—	—	—	—	—	—

	49	(1 240)	(477)	(932)	(198)	(2 798)

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to provisions for deferred taxation, creditors and employee benefits.

Liquidity risk

In September 2004 the Group’s US$2.5 billion multi-currency revolving credit facility was cancelled and replaced with a new US$2.0 billion multi-currency revolving credit facility maturing in September 2009. In March 2005, this facility (which can be used for general corporate purposes) was increased to US$3.0 billion. In addition to the above a new US$5.5 billion acquisition finance facility was established in March 2005 in order to assist with the financing of the WMC acquisition. This facility (which could only be used for the acquisition) has a US$3.0 billion 18 month tranche and a US$2.5 billion 5 year tranche.

In October 2004, Moody’s Investors Service upgraded the BHP Billiton Group’s long term credit rating from A2 to A1 (the short-term credit rating is P-1). As a result of the announcement of the takeover of WMC in March 2005, Moody’s changed the Group’s outlook to developing from stable. On the successful acquisition of control of WMC in June 2005, Moody’s changed the Group’s outlook from developing back to stable. Standard & Poor’s made no change to the Group’s outlook or rating which remained at A+ (the short-term credit rating is A-1). The BHP Billiton Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements.

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

The BHP Billiton Group’s liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the BHP Billiton Group only use derivatives in highly liquid markets. The maturity profile of the Group’s financial liabilities is as follows:

2005	Bank loans, debentures and other loans	Obligations under finance leases	Subsidiary preference shares	Other liabilities	Total
	US$M	US$M	US$M	US$M	US$M
Due for payment
In one year or less or on demand	2 649	3	450	4 350	7 452
In more than one year but not more than two years	3 159	7	—	113	3 279
In more than two years but not more than five years	1 732	11	—	—	1 743
In more than five years	3 080	35	—	360	3 475

	10 620	56	450	4 823	15 949

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

2004	Bank loans, debentures and other loans	Obligations under finance leases	Subsidiary preference shares	Other Liabilities	Total
	US$M	US$M	US$M	US$M	US$M
Due for payment
In one year or less or on demand	1 321	9	—	2 747	4 077
In more than one year but not more than two years	908	2	300	114	1 324
In more than two years but not more than five years	1 539	10	150	—	1 699
In more than five years	2 489	55	—	280	2 824

	6 257	76	450	3 141	9 924

	2005	2004
	US$M	US$M
Loans falling due after more than five years are repayable as follows:
By instalments	302	453
Not by instalments	2 778	2 036

	3 080	2 489

At 30 June 2005 borrowings of US$54 million (2004: US$157 million) due within one year and US$437 million (2004: US$502 million) due after more than one year respectively were secured by assets of the BHP Billiton Group.

The maturity profile of the BHP Billiton Group’s undrawn committed facilities is as follows:

	2005	2004
	US$M	US$M
Expiring in one year or less	—	1 250
Expiring in more than two years (a)	5 500	1 250

	5 500	2 500

(a)	This represents the US$2.5 billion five year tranche of the acquisition finance facility and the US$3 billion multi-currency revolving credit facility used to support the A$2 billion Australian commercial paper programme and a US$3 billion commercial paper programme. There was US$1.6 billion commercial paper outstanding under the US commercial paper programme at 30 June 2005 (2004: US$nil).

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

Notes to Financial Statements continued

29 Financial instruments continued

	Volume		Units	Average price of fixed contract		Term to maturity	Notional amount of fixed contract (a)
	2005	2004		2005	2004		2005	2004
				US$	US$	(months)	US$M	US$M
Aluminium
Forwards – buy fixed/sell floating (b)	555	507	000 tonnes	1 734	1 578	0–12	962	800
	68	52	000 tonnes	1 606	1 494	13–24	110	78
	6	23	000 tonnes	1 625	1 425	25–48	9	33
Forwards – sell fixed/buy floating (b)	561	622	000 tonnes	1 750	1 597	0–12	981	993
	46	32	000 tonnes	1 614	1 449	13–24	74	46
	4	14	000 tonnes	1 631	1 428	25–48	7	20

Copper
Forwards – buy fixed/sell floating (b)	230	91	000 tonnes	2 803	2 560	0–12	647	233
	36	26	000 tonnes	2 568	2 249	13–24	93	58
	3	5	000 tonnes	2 236	2 070	25–48	7	10
Forwards – sell fixed/buy floating (b)	218	96	000 tonnes	2 837	2 538	0–12	618	244
	16	19	000 tonnes	2 622	2 228	13–24	41	42
	3	5	000 tonnes	2 268	2 018	25–48	7	10

Zinc
Forwards – buy fixed/sell floating (b)	40	23	000 tonnes	1 237	1 086	0–12	49	25
	8	12	000 tonnes	1 229	1 110	13–24	9	13
	—	4	000 tonnes	—	1 060	25–48	—	4
Forwards – sell fixed/buy floating (b)	37	18	000 tonnes	1 229	1 075	0–12	45	19
	6	12	000 tonnes	1 135	1 066	13–24	6	13
	—	4	000 tonnes	—	1 083	25–48	—	4

Lead
Forwards – buy fixed/sell floating (b)	45	28	000 tonnes	947	843	0–12	46	24
Forwards – sell fixed/buy floating (b)	26	19	000 tonnes	971	715	0–12	26	14

Silver
Forwards – buy fixed/sell floating (b)	6 450	5 075	000 ounces	7.36	5.90	0–12	47	30
	2 000	—	000 ounces	7.47	—	13–24	15	—
Forwards – sell fixed/buy floating (b)	3 450	600	000 ounces	7.47	5.86	0–12	25	4

Petroleum
Forwards – buy fixed/sell floating (b)	—	5 819	000 barrels	—	31.19	0–12	—	182
	—	797	000 barrels	—	29.80	13–24	—	24
	—	500	000 barrels	—	26.08	25–48	—	13
Forwards – sell fixed/buy floating (b)	—	5 631	000 barrels	—	33.09	0–12	—	186
	—	1 222	000 barrels	—	30.13	13–24	—	37
	—	527	000 barrels	—	26.43	25–48	—	14

Energy Coal
Forwards – buy fixed/sell floating (b)	15 790	20 070	000 tonnes	60.93	49.92	0–12	962	1 002
	2 565	4 740	000 tonnes	60.38	55.50	13–24	155	263
	300	600	000 tonnes	58.67	62.19	25–48	18	37
Forwards – sell fixed/buy floating (b)	14 381	20 765	000 tonnes	61.04	50.24	0–12	878	1 043
	2 535	5 385	000 tonnes	59.88	53.70	13–24	152	289
	180	1 020	000 tonnes	56.93	54.67	25–48	10	56

Gas
Forwards (buy)	89 625	272 483	000 therms	0.48	0.42	0–12	43	114
	9 200	27 500	000 therms	0.31	0.33	13–24	3	9
Forwards (sell)	86 300	271 136	000 therms	0.49	0.42	0–12	42	114
	9 200	27 500	000 therms	0.36	0.34	13–24	3	9

Electricity
Forwards (buy)	8 002	29 157	000 MwH	47.25	37.66	0–12	378	1 098
	2 044	6 105	000 MwH	51.53	39.71	13–24	105	242
	143	450	000 MwH	56.79	44.04	25–48	8	20
Forwards (sell)	7 933	29 293	000 MwH	47.34	37.91	0–12	376	1 111
	2 020	6 100	000 MwH	54.36	40.45	13–24	110	247
	220	472	000 MwH	66.40	45.79	25–48	15	22

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

	Volume		Units	Average price of fixed contract		Term to maturity	Notional amount of fixed contract (a)
	2005	2004		2005	2004		2005	2004
				US$	US$	(months)	US$M	US$M
Freight Transport and Logistics
Time Charter
Forwards – buy fixed/sell floating (b)	6 045	2 635	days	27 375	18 347	0–12	165	48
	1 837	733	days	20 970	23 462	13–24	39	17
	184	184	days	12 500	11 250	25–48	3	2
Forwards – sell fixed/buy floating (b)	5 855	2 769	days	26 059	20 627	0–12	153	56
	1 837	733	days	24 100	26 380	13–24	44	19
	184	184	days	14 000	9 400	25–48	3	2
Voyage Charter
Forwards – buy fixed/sell floating (b)	2 275	2 025	000 tonnes	15.30	10.95	0–12	35	22
	1 400	—	000 tonnes	13.62	—	13–24	19	—
Forwards – sell fixed/buy floating (b)	2 225	1 950	000 tonnes	15.83	11.83	0–12	35	23
	3 050	—	000 tonnes	12.97	—	13–24	40	—

(a)	The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.
(b)	Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.

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

Geographic

The BHP Billiton Group trades in all major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Countries in which the BHP Billiton Group has a significant credit exposure are South Africa, Australia, the US, Japan and China. Other countries where a large credit risk exposure exists include South Korea, Taiwan, the UK, the rest of Europe, South East Asia, New Zealand and South America.

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

Notes to Financial Statements continued

29 Financial instruments continued

Hedging of financial risks

Changes in the fair value of instruments used as hedges are not recognised in profit and loss until the hedged position matures. Cumulative unrecognised gains and losses on the instruments used for hedging foreign currency transaction exposures and commodity price risks and the movements therein are as follows:

	Gains 2005	Losses 2005	Net gains/ (losses) 2005	Gains 2004	Losses 2004	Net gains/ (losses) 2004
	US$M	US$M	US$M	US$M	US$M	US$M
Opening balance unrecognised gains/(losses)	17	(94)	(77)	104	(17)	87
(Gains)/losses arising in previous years recognised in the year	(7)	65	58	(94)	16	(78)

Gains/(losses) arising in prior years and not recognised	10	(29)	(19)	10	(1)	9
Gains/(losses) arising in the year and not recognised	372	(307)	65	7	(93)	(86)

Closing balance unrecognised gains/(losses) (a)	382	(336)	46	17	(94)	(77)

of which:
Gains/(losses) expected to be recognised within one year	341	(288)	53	7	(65)	(58)
Gains/(losses) expected to be recognised after one year	41	(48)	(7)	10	(29)	(19)

	382	(336)	46	17	(94)	(77)

(a)	Full recognition will not appear in the profit and loss account as US$42 million profit (2004: US$26 million loss) will be capitalised into fixed assets.

Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and the movements therein are as follows:

	Forward currency swaps 2005	CCIRS interest component 2005	Interest rate swaps 2005	Finance lease swap (a) 2005	Forward currency swaps 2004	CCIRS interest component 2004	Interest rate swaps 2004	Finance lease swap (a) 2004
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Opening balance unrecognised gains	—	22	(60)	1	11	36	41	2
(Gains)/losses arising in previous years recognised in the year	—	42	30	(1)	(7)	—	—	(1)

Gains arising in prior years and not recognised	—	64	(30)	—	4	36	41	1
Gains/(losses) arising in the year and not recognised	—	9	29	—	(4)	(14)	(101)	—

Closing balance unrecognised gains/(losses)	—	73	(1)	—	—	22	(60)	1

of which:	—			—	—
Gains/(losses) expected to be recognised within one year	—	(2)	3	—	—	(42)	(30)	—
Gains/(losses) expected to be recognised after one year	—	75	(4)	—	—	64	(30)	1

	—	73	(1)	—	—	22	(60)	1

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

The fair value of the BHP Billiton Group’s financial instruments is as follows:

	Book value 2005	Fair value 2005	Book value 2004	Fair value 2004
	US$M	US$M	US$M	US$M
Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Short-term borrowings	(3 202)	(3 202)	(1 330)	(1 330)
Long-term borrowings	(8 371)	(8 630)	(5 876)	(6 113)
Cross currency contracts
Principal	447	423	399	399
Interest rate	40	113	43	65
Other liabilities to be settled in cash	(4 891)	(4 891)	(3 214)	(3 214)
Finance lease swap	—	—	24	25
Interest rate swaps	28	27	30	(30)
Cash and money market deposits	1 418	1 418	1 818	1 818
Loans to joint ventures and associates	84	84	238	238
Current asset investments	212	212	167	167
Fixed asset investments	98	163	123	202
Investment in exploration companies (refer note 15)	—	21	—	19
Other assets to be settled in cash	3 804	3 804	3 121	3 121
Derivative financial instruments held to hedge the BHP Billiton Group’s foreign currency transaction exposures and commodity price risks
Forward commodity contracts	—	6	—	(47)
Forward foreign currency contracts	—	40	—	(30)

	(10 333)	(10 412)	(4 457)	(4 710)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges, and borrowings are presented excluding the effect of the principal portion of cross currency interest rate swaps and the impact of finance lease swaps.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

30 Related parties

BHP Billiton Group companies have trading relationships with a number of joint ventures of the BHP Billiton Group. In some cases there are contractual arrangements in place under which the BHP Billiton Group companies source supplies from such undertakings, or such undertakings source supplies from the BHP Billiton Group companies. In the year ended 30 June 2005, sales made by BHP Billiton Group entities to such joint ventures amounted to US$60 million (2004: US$12 million).

Amounts owing between the BHP Billiton Group and joint ventures are disclosed in note 15.

It is Group policy that all transactions with joint ventures are conducted in the normal course of business and under normal commercial terms and conditions.

The details of executive Directors’ remuneration and interests in long-term incentive plans, including the number of Shares and Options awarded during the year ended 30 June 2005, are included in note 36.

Transactions with Director-related entities

A number of Directors or former Directors of BHP Billiton hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Wesfarmers (Group) Limited, is considered to be a Director-related entity of M A Chaney. This company provided products and services totalling US$23.8 million (2004: US$18.7 million) to the Group in the financial year, in accordance with normal commercial terms and conditions. At 30 June 2005 the Group owed US$0.3 million to this company.

Other Director transactions with BHP Billiton Group entities

Other transactions include:

•	minor purchases of products and stores; and

•	insurance with BHP Billiton Group insurance companies.

All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.

Following the termination of his employment on 1 July 2002, Mr P Anderson (former Chief Executive Officer) entered into a consultancy arrangement with the BHP Billiton Group under which he agreed to act as a consultant to the Group for two years commencing at the time he ceased to be a Director. Mr P Anderson received a total fee in 2005 of US$36 667 (2004: US$71 334) under this arrangement.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

31 Specified Executives

The information in this section relates to those executives (recognised as defined under Australian Accounting Standards, other than executive Directors, and numbering at least five) who have the greatest authority for managing the BHP Billiton Group (‘Specified Executives’) during the current year.

Remuneration

The details of remuneration of Specified Executives are included in note 36.

Share and Option plans

The following tables set out details of the Specified Executives’ interests in long-term incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005, all of which were granted as remuneration. The details of the Specified Executives’ interests in the plans, including comparatives, are presented as ordinary shares under award. This includes where applicable a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002. No options held by Specified Executives are vested but not exercisable, except where stated. There are no amounts outstanding on the exercise of options unless otherwise stated.

Group Incentive Scheme 2004 Deferred Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted(a)	Vested	Lapsed	At 30 June 2005
P S Aiken(b)	—	58 553	—	—	58 553	August 2006
J C Fast(b)	—	53 908	—	—	53 908	August 2006
R W Kirkby(b)	—	57 450	—	—	57 450	August 2006
Dr M J Kloppers(c)	—	60 548	—	—	60 548	August 2006
C J Lynch(b)	—	55 908	—	—	55 908	August 2006

Total	—	286 367	—	—	286 367

(a)	The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per Deferred Share was estimated at A$13.34 and £5.31 respectively.
(b)	Granted BHP Billiton Limited awards.
(c)	Granted BHP Billiton Plc awards.

Long Term Incentive Plan 2004 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted(a)	Vested	Lapsed	At 30 June 2005
P S Aiken(b)	—	225 000	—	—	225 000	August 2009
J C Fast(b)	—	175 000	—	—	175 000	August 2009
R W Kirkby(b)	—	225 000	—	—	225 000	August 2009
Dr M J Kloppers(c)	—	225 000	—	—	225 000	August 2009
C J Lynch(b)	—	225 000	—	—	225 000	August 2009

Total	—	1 075 000	—	—	1 075 000

(a)	The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per performance share was estimated at A$6.85 and £2.63 respectively.
(b)	Granted BHP Billiton Limited awards.
(c)	Granted BHP Billiton Plc awards.

Group Incentive Scheme 2003 Deferred Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005
P S Aiken	69 815	—	—	—	69 815	August 2005
J C Fast	54 782	—	—	—	54 782	August 2005
R W Kirkby	58 031	—	—	—	58 031	August 2005
Dr M J Kloppers	55 378	—	—	—	55 378	August 2005
C J Lynch	61 010	—	—	—	61 010	August 2005

Total	299 016	—	—	—	299 016

Group Incentive Scheme 2003 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005
P S Aiken	69 815	—	—	—	69 815	August 2006
J C Fast	54 782	—	—	—	54 782	August 2006
R W Kirkby	58 031	—	—	—	58 031	August 2006
Dr M J Kloppers	55 378	—	—	—	55 378	August 2006
C J Lynch	61 010	—	—	—	61 010	August 2006

Total	299 016	—	—	—	299 016

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

31 Specified executive continued

Group Incentive Scheme 2002 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005
P S Aiken	158 118	—	—	—	158 118	August 2005
J C Fast	115 921	—	—	—	115 921	August 2005
R W Kirkby	110 391	—	—	—	110 391	August 2005
Dr M J Kloppers	119 485	—	—	—	119 485	August 2005
C J Lynch	117 117	—	—	—	117 117	August 2005

Total	621 032	—	—	—	621 032

Performance Share Plan 2001

Name	BHP Billiton Limited Ordinary Shares under award						Vesting date
	At 1 July 2004	Granted	Vested		Lapsed(a)	At 30 June 2005
P S Aiken	131 856	—	118 670	(b)	13 186	—	1 October 2004
J C Fast	107 093	—	96 384	(d)	10 709	—	1 October 2004
R W Kirkby	82 330	—	74 097	(c)	8 233	—	1 October 2004
C J Lynch	109 559	—	98 603	(d)	10 956	—	1 October 2004

Total	430 838	—	387 754		43 084	—

(a)	90 per cent of the shares vested on 1 October 2004, following the end of the performance period, and the BHP Billiton Limited market price was A$14.28. The remaining 10 per cent lapsed.
(b)	The market price on the date of exercise (7 October 2004) was A$14.94. The aggregate gain was A$1 772 930.
(c)	The market price on the date of exercise (6 October 2004) was A$14.70. The aggregate gain was A$1 089 226.
(d)	Mr Fast and Mr Lynch have not yet exercised the 96 384 and 98 603 shares which vested on 1 October 2004.

Restricted Share Scheme (RSS) 2001

Name	BHP Billiton Plc Ordinary Shares under award						Vesting date
	At 1 July 2004	Granted	Vested		Lapsed (b)	At 30 June 2005
Dr M J Kloppers	84 182	—	75 764	(a)	8 418	—	8 October 2004

(a)	The shares were transferred to Dr Kloppers on vesting. The market price on the date of transfer (8 October 2004) was £6.21. The aggregate gain was £470 494.
(b)	90 per cent of the shares vested on 1 October 2004, following the end of the performance period, and the BHP Billiton Plc market price was £5.95. The remaining 10 per cent lapsed.

Performance Share Plan 2000

Name	BHP Billiton Limited Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested(a)	Lapsed	At 30 June 2005
C J Lynch	43 592	—	43 592	—	—	1 July 2004

(a)	100 per cent of the shares vested on 1 July 2004 following the end of the performance period, and the market price was A$12.51. As at 30 June 2005, Mr Lynch had not yet exercised the 43 592 vested shares.

Performance Share Plan (Medium Term Incentive) 2001

Name	BHP Billiton Limited Ordinary Shares under award					Vesting date(b)
	At 1 July 2004(a)	Granted	Vested	Lapsed	At 30 June 2005
J C Fast	36 155	—	—	—	36 155	1 October 2005
R W Kirkby	22 597	—	—	—	22 597	1 October 2005

Total	58 752	—	—	—	58 752

(a)	Includes 10 042 and 6 277 committed rights invested by J C Fast and R W Kirkby respectively.
(b)	The first performance period ceased on 30 September 2003. J C Fast and R W Kirkby did not elect to leave the MTI at the end of the first performance period and will remain in the plan until October 2005.

Co-Investment Plan (CIP) 2001

Name	BHP Billiton Plc Ordinary Shares under award					Vesting date(b)
	At 1 July 2004(a)	Granted	Vested	Lapsed	At 30 June 2005
Dr M J Kloppers	95 295	—	—	—	95 295	1 October 2005

(a)	Includes 26 471 committed shares invested by M J Kloppers.
(b)	The first performance period ceased on 30 September 2003. M J Kloppers did not elect to leave the CIP at the end of the first performance period and will remain in the plan until October 2005.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

31 Specified executives continued

Bonus Equity Share Plan 2001

Name	BHP Billiton Limited Ordinary Shares under award						Release date
	At 1 July 2004	Granted	Vested(a)		Lapsed	At 30 June 2005
P S Aiken	77 404	—	77 404	(b)	—	—	November 2004
C J Lynch	18 692	—	18 692	(c)	—	—	November 2004

Total	96 096	—	96 096		—	—

(a)	In November 2001, shares were allocated to BHP Billiton Limited employees under the Bonus Equity Plan (BEP). The shares were held by the BHP employee Trust (Trustee) on behalf of the participants. The minimum restriction period was three years, ending on 12 November 2004. P S Aiken and C J Lynch instructed the Trustee to transfer the shares to them on 24 November 2004 and 23 December 2004 respectively.
(b)	The market price on date of transfer (24 November 2004) was A$14.98. The aggregate gain was A$1 159 512.
(c)	The market price on date of transfer (23 December 2004) was A$15.42. The aggregate gain was A$288 231.

Partly paid shares

R W Kirkby	BHP Billiton Limited Ordinary Shares under award						Unpaid amount (d)		First exercise date	Expiry date
	At 1 July 2004(a)	Granted	Exercised		Lapsed	At 30 June 2005
ESS 1997	74 964	—	74 964	(b)	—	—	A$	6.83	n/a	1 October 2017
ESS 1996	107 090	—	107 090	(c)	—	—	A$	6.94	n/a	2 October 2016
ESS 1995	72 279	—	—		—	72 279	A$	8.17	n/a	4 October 2015
ESS 1994	108 255	—	—		—	108 255	A$	8.43	n/a	4 October 2014

Total	362 588	—	182 054		—	180 534

(a)	Includes accrued bonus shares to be issued upon conversion of partly paid shares.
(b)	The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$598 962.
(c)	The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$843 869.
(d)	Represents the final call payable upon conversion of partly paid shares held at 30 June 2005, adjusted for bonus issues.

No options have been granted since the end of the financial year.

Further information on options and rights, including grant dates and exercise dates regarding options granted to executives under the employee share ownership plan, is set out in note 23.

32 Contingent liabilities

	2005	2004
	US$M (c)	US$M (c)
Contingent liabilities at balance date, not otherwise provided for in these accounts are categorised as arising from:
Joint ventures (unsecured)
Other (a)	104	93

	104	93

Subsidiary undertakings (unsecured, including guarantees)
Performance guarantees (b)	1	1
Other (a)	155	144

	156	145

Total contingent liabilities	260	238

(a)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these accounts. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present and for which no amounts have been included in the table above. Details of the principal legal claims are set out in note 21.
(b)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(c)	For US GAAP reporting purposes, the Group is also required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group performance guarantees of US$30 million (2004: US$30 million) and US$333 million (2004: US$388 million) in other for which provisions have been included in the Group accounts.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

33 BHP Billiton Plc (unconsolidated parent company)

BHP Billiton Plc (the parent company) is exempt from presenting its own profit and loss account in accordance with Section 230 of the Companies Act 1985. BHP Billiton Plc is required to present its unconsolidated balance sheet and certain notes to the balance sheet on a stand-alone basis as at 30 June 2005 and 2004 as follows:

BHP Billiton Plc (unconsolidated parent company) balance sheet

	BHP Billiton Plc
	2005	2004
	US$M	US$M
Fixed assets
Investments
Subsidiaries (a)	3 131	3 131

	3 131	3 131

Current assets
Debtors – amounts due within one year (b)	416	382
Cash including money market deposits	426	1

	842	383
Creditors – amounts falling due within one year (c)	(1 233)	(1 142)

Net current liabilities	(391)	(759)

Total assets less current liabilities	2 740	2 372
Provisions for liabilities and charges (d)	(17)	(12)

Net assets	2 723	2 360

Capital and reserves
Called up share capital – BHP Billiton Plc (refer note 22)	1 234	1 234
Share premium account (e)	518	518
Profit and loss account (e)	971	608

Equity shareholders’ funds (f)	2 723	2 360

Notes to the BHP Billiton Plc (unconsolidated parent company) balance sheet

(a)	At 30 June 2005 the Company held an investment of US$3 131 million (2004: US$3 131 million) in BHP Billiton Group Ltd.

(b)	Debtors – amounts due within one year

	BHP Billiton Plc
	2005	2004
	US$M	US$M
Amounts owed by Group undertakings	416	381
Other debtors	—	1

	416	382

(c)	Creditors – amounts falling due within one year

	BHP Billiton Plc
	2005	2004
	US$M	US$M
Bank overdraft	10	224
Amounts owed to Group undertakings	865	681
Accruals and deferred income	—	3
Dividends payable	358	234

	1 233	1 142

The audit fee payable in respect of the audit of the BHP Billiton Plc company financial statements was a nominal amount (refer note 7 for fees for the Group as a whole). This has been included within amounts owed to Group undertakings.

(d)	Provisions for liabilities and charges

	BHP Billiton Plc
	2005	2004
	US$M	US$M
Employee entitlements	15	11
Restructuring	1	—
Post-retirement medical benefits	1	1

	17	12

The movement in employee entitlements of US$4 million represents US$5 million charged to the profit and loss account for bonuses and pension costs and US$1 million in payments made during the year.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

33 BHP Billiton Plc (unconsolidated parent company) continued

(e) Reserves

	BHP Billiton Plc		BHP Billiton Plc
	Share premium account 2005	Profit & loss account 2005	Share Premium Account 2004	Profit & loss account 2004
	US$M	US$M	US$M	US$M
At beginning of the financial year	518	608	518	626
Retained profit/(loss) for the financial year	—	351	—	(49)
Employee share awards	—	12	—	31

At end of the financial year	518	971	518	608

(f) Reconciliation of movements in shareholders’ funds

	BHP Billiton Plc
	2005	2004
	US$M	US$M
Profit for the financial year	1 042	591

Total recognised gains for the financial year	1 042	591
Dividends	(691)	(640)
Accrued employee entitlement to share awards	31	33
Cash settlement of share awards	(3)	—
Purchase of shares by ESOP trust	(16)	(2)

Net movement in shareholders’ funds	363	(18)
Shareholders’ funds at beginning of the financial year	2 360	2 378

Shareholders’ funds at end of the financial year	2 723	2 360

Parent company guarantees

BHP Billiton Plc has guaranteed certain financing facilities available to subsidiaries. At 30 June 2005 such facilities totalled US$936 million (2004: US$936 million) of which US$741 million (2004: US$741 million) was drawn.

Under the terms of a deed poll guarantee, BHP Billiton Plc has also guaranteed certain current and future liabilities of BHP Billiton Limited. At 30 June 2005, the guaranteed liabilities amounted to US$8 844 million (2004: US$3 405 million).

BHP Billiton Plc and BHP Billiton Limited have severally, fully and unconditionally guaranteed the payment of the principal of premium, if any, and interest on the notes, including certain additional amounts which may be payable in respect of the notes issued by BHP Billiton Finance (USA) Ltd on 17 April 2003. BHP Billiton Plc and BHP Billiton Limited have guaranteed the payment of such amount when such amounts become due and payable, whether on an interest payment date, at the stated maturity of the notes, by declaration or acceleration, call for redemption or otherwise. At 30 June 2005, the guaranteed liabilities amounted to US$850 million (2004: US$850 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures

The financial statements of the BHP Billiton Group are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). The financial information and reconciliations presented in this note sets forth certain financial information that would have been presented if US GAAP had been applied instead of UK GAAP.

Reconciliation to US GAAP

The following is a summary of the estimated adjustments to net income for the years ended 30 June 2005, 2004 and 2003 that would be required if US GAAP had been applied instead of UK GAAP.

		2005	2004	2003
		US$M	US$M	US$M
Reconciliation of net income
Attributable profit as reported under UK GAAP		6 398	3 379	1 901
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustment on acquisition of BHP Billiton Plc Group – depreciation, amortisation, impairments and other asset movements	(A)	(282)	(702)	(181)
Employee compensation costs	(B)	60	53	31
Write-down of assets	(C)	—	—	8
Depreciation – write-downs	(C)	(5)	(6)	(2)
Depreciation – revaluations	(D)	4	5	5
Depreciation – reserves	(E)	(9)	(9)	(3)
Fair value accounting for derivatives	(F)	302	(281)	(23)
Synthetic debt	(G)	—	(11)	(20)
Fair value adjustment on acquisition of WMC Resources Ltd	(H)	(20)	—	—
Exploration, evaluation and development expenditure	(I)	(38)	(64)	9
Start-up costs	(J)	5	(12)	3
Pension plans	(K)	(24)	(4)	(24)
Other post-retirement benefits	(L)	1	(6)	5
Mozal expansion rights	(M)	—	33	6
Employee Share Plan loans	(N)	(7)	(3)	(8)
Goodwill	(O)	(2)	(1)	2
Profit on asset sales	(P)	2	1	2
BHP Steel demerger	(Q)	—	—	17
Restructuring and employee provisions	(R)	—	—	(11)
Taxation effect of above adjustments	(S)	287	194	118
Other taxation adjustments	(T)	(284)	150	(254)

Total adjustment		(10)	(663)	(320)

Net income of BHP Billiton Group under US GAAP		6 388	2 716	1 581

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The following is a summarised income statement prepared in accordance with US GAAP.

	2005	2004	2003
	US$M	US$M	US$M
Consolidated income statement
Sales revenue	29 587	22 887	15 608
deduct
Cost of sales	19 496	16 465	10 925
Depreciation and amortisation	2 082	1 860	1 778
Loss on termination of operations (a)	387	534	—
Goodwill impairment	—	491	—
General and administrative expenses	192	48	125

Operating income	7 430	3 489	2 780
add
Other income	579	385	223
Interest income	107	78	65
deduct
Interest expense	302	274	302
Net foreign exchange loss/(gain)	(126)	538	505

Income before tax, minority interests and equity in net earnings of affiliated companies	7 940	3 140	2 261
deduct
Taxation expense	1 836	505	774
add
Share of profits of affiliated companies	517	178	125
deduct
Minority interests	233	97	36

Net income from Continuing Operations	6 388	2 716	1 576

Discontinued Operations
Net profit/(loss) on disposal of operations	—	—	5

Net income/(loss) from Discontinued Operations	—	—	5

Net income	6 388	2 716	1 581

(a)    Refer note 2. Under UK GAAP, material items that result from events or transactions that fall within ordinary activities and need to be disclosed by virtue of their size or incidence are disclosed as exceptional items. Under US GAAP there is no concept of exceptional items.

	2005	2004	2003
	US$	US$	US$
Earnings per share – US GAAP (a)
Basic – Continuing Operations (b)	1.04	0.44	0.25
Diluted – Continuing Operations (c)	1.04	0.43	0.25
Basic – net income (b)	1.04	0.44	0.25
Diluted – net income (c)	1.04	0.43	0.25

(a)	For the periods indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.
(b)	Based on the weighted average number of ordinary shares on issue for the period. Refer note 12.
(c)	Based on the weighted average number of ordinary shares on issue for the period, adjusted to reflect the impact of the conversion of all dilutive potential ordinary shares to ordinary shares. Refer note 12.

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

		2005	2004	2003
		US$M	US$M	US$M
Reconciliation of comprehensive income
Total changes in equity other than those resulting from transactions with owners under UK GAAP		6 405	3 427	1 968
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
Total adjustment to net income per above reconciliation		(10)	(663)	(320)
Net transfer to earnings on maturity of cash flow hedging instruments		—	50	221
Minimum pension liability	(K)	(80)	81	(195)
Change in fair value of listed investments	(U)	7	9	1

Comprehensive income under US GAAP		6 322	2 904	1 675

Tax benefit/(expense) of other comprehensive income items for the year:
Movements in exchange fluctuation account		—	—	(2)
Net transfer to earnings on maturity of cash flow hedging instruments		—	(22)	(95)
Minimum pension liability		8	(11)	33

Accumulated other comprehensive income comprises:
Exchange fluctuation account		417	410	362
Qualifying cash flow hedging instruments		—	—	(50)
Minimum pension liability		(194)	(114)	(195)
Other items		22	15	6

Total accumulated other comprehensive income		245	311	123

The following is a summary of the estimated adjustments to shareholders’ equity as at 30 June 2005 and 30 June 2004 that would be required if US GAAP had been applied instead of UK GAAP.

		2005	2004
		US$M	US$M
Reconciliation of shareholders’ equity
Shareholders’ equity under UK GAAP		17 153	14 038
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group
Investments	(A)	923	962
Property, plant and equipment and undeveloped properties	(A)	2 264	2 505
Long-term contracts	(A)	35	36
Goodwill	(A)	2 566	2 633
Long-term debt	(A)	4	5
Write-down of assets	(C)	42	47
Property, plant and equipment revaluations	(D)	(49)	(53)
Reserves	(E)	(36)	(27)
Fair value accounting for derivatives	(F)	259	(43)
Synthetic debt	(G)	—	—
Fair value adjustment on acquisition of WMC Resources Ltd	(H)	132	—
Exploration, evaluation and development expenditures	(I)	(219)	(181)
Start-up costs	(J)	(59)	(64)
Pension plans	(K)	(385)	(273)
Other post-retirement benefits	(L)	(15)	(16)
Employee Share Plan loans	(N)	(60)	(64)
Goodwill	(O)	(1)	1
Profit on asset sales	(P)	(15)	(17)
Change in fair value of listed investments	(U)	27	20
Dividends	(V)	878	592
Taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(A)	(952)	(1 319)
Taxation effect of all other above adjustments	(S)	53	110
Taxation effect of fair value adjustment on acquisition of WMC Resources Ltd	(H)	(167)	—
Other taxation adjustments	(T)	(374)	(90)

Total adjustment		4 851	4 764

Shareholders’ equity under US GAAP		22 004	18 802

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The following are the changes in the balance sheet as at 30 June 2005 and 30 June 2004 that would be required if US GAAP had been applied instead of UK GAAP.

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

	Unadjusted 30 June 2005	Adjustments 30 June 2005	US GAAP 30 June 2005	Unadjusted 30 June 2004	Adjustments 30 June 2004	US GAAP 30 June 2004
	US$M	US$M	US$M	US$M	US$M	US$M
Balance sheet
Assets
Current assets
Cash	1 418	—	1 418	1 818	—	1 818
Restricted cash	—	85	85	—	238	238
Receivables	3 450	(2)	3 448	2 748	(1)	2 747
Other financial assets	212	54	266	167	—	167
Inventories	2 465	—	2 465	1 715	—	1 715
Other assets	160	—	160	176	—	176

Total current assets	7 705	137	7 842	6 624	237	6 861

Non-current assets
Receivables	619	(143)	476	748	(300)	448
Investments accounted for using the equity method	1 525	908	2 433	1 369	955	2 324
Other financial assets	97	109	206	123	20	143
Inventories	103	77	180	45	—	45
Property, plant and equipment	30 347	2 084	32 431	20 945	2 352	23 297
Intangible assets	—	49	49	—	54	54
Goodwill	17	2 593	2 610	34	2 614	2 648
Deferred tax assets	1 110	32	1 142	602	11	613
Other assets	424	(146)	278	371	(129)	242

Total non-current assets	34 242	5 563	39 805	24 237	5 577	29 814

Total assets	41 947	5 700	47 647	30 861	5 814	36 675

Liabilities and shareholders’ equity
Current liabilities
Payables	4 051	—	4 051	2 560	77	2 637
Interest bearing liabilities	1 500	—	1 500	1 330	—	1 330
Tax liabilities	842	18	860	297	(12)	285
Other provisions	2 104	2	2 106	1 402	2	1 404

Total current liabilities	8 497	20	8 517	5 589	67	5 656

Non-current liabilities
Payables	162	—	162	177	63	240
Interest bearing liabilities	9 626	(4)	9 622	5 453	(1)	5 452
Tax liabilities	1 192	1 440	2 632	1 218	1 323	2 541
Other provisions	4 981	(617)	4 364	4 044	(413)	3 631

Total non-current liabilities	15 961	819	16 780	10 892	972	11 864

Total liabilities	24 458	839	25 297	16 481	1 039	17 520

Equity minority interests	336	10	346	342	11	353

Shareholders’ equity
Paid in capital	3 363	5 174	8 537	3 603	5 164	8 767
Other equity items	417	(19)	398	410	(1)	409
Retained profits	13 381	(304)	13 077	10 051	(399)	9 652
Interest in shares of BHP Billiton	(8)	—	(8)	(26)	—	(26)

Total shareholders’ equity	17 153	4 851	22 004	14 038	4 764	18 802

Total liabilities and shareholders’ equity	41 947	5 700	47 647	30 861	5 814	36 675

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

The statement below shows the adjustments to be made to reconcile the UK GAAP Consolidated Statement of Cash Flows to a presentation of cash flows under US GAAP for the years ended 30 June 2005, 2004 and 2003. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

	2005	2004	2003
	US$M	US$M	US$M
Reconciliation of cash flows
Net cash inflow from operating activities in accordance with UK GAAP	10 628	6 566	4 834
Reclassified to financing activities	(22)	(9)	(1)
Dividends received	292	238	212
Returns on investments and servicing of finance	(299)	(292)	(375)
Tax paid	(1 695)	(1 337)	(1 002)
Exploration and other capital expenditure	(859)	(641)	(399)

Net cash provided by operating activities in accordance with US GAAP	8 045	4 525	3 269

Capital expenditures	(3 350)	(2 245)	(2 421)
Acquisitions and disposals	(5 879)	179	405
Net sale of investments	185	54	465

Net cash used in investing activities in accordance with US GAAP	(9 044)	(2 012)	(1 551)

Proceeds from issuance of ordinary shares	19	51	166
Share repurchase scheme	(1 792)	—	(20)
Increase/(decrease) in interest bearing liabilities	4 006	(727)	(946)
Equity dividends paid	(1 642)	(1 576)	(868)
Other	—	—	1

Net cash provided by/(used in) financing activities in accordance with US GAAP	591	(2 252)	(1 667)

Exchange translation effects	8	5	2
Net (decrease)/increase in cash and cash equivalents in accordance with US GAAP	(400)	266	53
Cash and cash equivalents at beginning of the financial year	1 818	1 552	1 499

Cash and cash equivalents at end of the financial year	1 418	1 818	1 552

At year end cash and cash equivalents is made up of:
Cash at bank and in hand	916	674	587
Money market deposits (a)	502	1 144	965

Cash and cash equivalents at end of the financial year	1 418	1 818	1 552

(a)	Money market deposits with financial institutions have a maturity up to, but not more than three months.

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

Joint ventures and joint arrangements

Under US GAAP, all investments classified as joint ventures, as detailed under the heading ‘Joint ventures’ in note 1 ‘Principal subsidiaries, joint ventures and joint arrangements’, are accounted for under the equity method of accounting in accordance with APB 18 ‘The Equity Method of Accounting for Investments in Common Stock’. All joint arrangements, as detailed under the heading ‘Proportionally included joint arrangements’ in note 1, are also proportionally accounted for in accordance with Emerging Issues Task Force Opinion (EITF) 00-1 ‘Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures’.

The BHP Billiton Group’s investment in the Richards Bay Minerals (RBM) joint venture is comprised of two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 ‘Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights’. The substantive participating rights of the minority interests holder in Tisand (Pty) Limited are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto, the co-venturer. The shareholder agreement ensures that the RBM joint venture functions as a single economic entity. The overall profit of the RBM joint venture is also shared equally between the venturers. The shareholder agreement also states that the parties agree that they shall, as their first priority, seek the best interests of the project as an autonomous commercial operation rather than seek to service the individual interests of any of the other parties.

The BHP Billiton Group holds a 57.5 per cent ownership interest in Minera Escondida, a joint arrangement in which three other participants hold ownership interests of 30 per cent, 10 per cent and 2.5 per cent, respectively. The rights of the participants are governed by a Participants’ Agreement and a Management Agreement. A manager provides management and support services to the project and the compensation of the manager is set forth in the Management Agreement. The Management Agreement establishes an Owners’ Council, consisting of members appointed by each participant to represent their interest in Escondida. Each member on the Owners’ Council holds voting rights equal to the ownership interest of the participant they represent, although certain matters require the affirmative vote of members of the Owners’ Council having in aggregate, voting rights equal to or greater than 75 per cent of the total ownership interest. Such matters generally include capital expenditure in excess of prescribed limits, sales of copper concentrate to a single customer, capacity expansions, the termination of construction, mining or production of copper concentrates, and indebtedness. The Agreement also stipulates that certain matters shall require the affirmative vote of all members of the Owners’ Council having an ownership interest of 10 per cent or more. Those matters generally relate, within prescribed limits, to changes in the project, changes in the construction budget, the sale or transfer of any Escondida concessions, asset dispositions, agreements between Escondida and a participant, and share or other equity interest issuances in Escondida. In accordance with EITF 96-16 and EITF 00-1, the BHP Billiton Group has proportionally consolidated this investment.

Foreign exchange gains and losses

Under UK GAAP, foreign exchange gains and losses arising from the restatement of non-US dollar tax balances are included as part of income tax expense. In addition, foreign exchange gains and losses arising from the restatement of non-US dollar interest bearing liabilities are included in net interest expense and other foreign exchange gains and losses form part of other operating costs. Under US GAAP, all net foreign exchange gains and losses are shown in aggregate as a separate line item in the consolidated income statement. In 2005, the net exchange loss includes losses of US$60 million (2004: loss of US$85 million; 2003: loss of US$255 million) on tax balances and US$15 million (2004: loss of US$104 million; 2003: loss of US$115 million) on interest bearing liabilities.

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

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group’s inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to its other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into. Additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and until 30 June 2002, the resulting goodwill over the periods of their respective useful economic lives. With effect from 1 July 2002, goodwill is no longer amortised and is tested for impairment annually at 31 March. The current period adjustment includes the additional book value of assets for US GAAP purposes included in the disposal of Chrome operations. The adjustment for the year ended 30 June 2004 includes goodwill impairments of US$491 million.

The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management’s best estimates of fair value, are summarised in the shareholders’ equity reconciliation.

(B) Employee compensation costs

Under UK GAAP, the expected cost of employee share awards is measured as the difference between the award exercise price and the market price of ordinary shares at the grant date, and is amortised over the vesting period. Under US GAAP, the Group adopts the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123).

Fair value is determined using Monte Carlo option pricing technique, Black-Scholes option pricing technique and net present value technique. Refer to ‘Employee compensation costs’ below for significant assumptions used in applying these fair valuation models to calculate the employee compensation expense under SFAS 123. The variations in deemed vesting periods under UK GAAP and US GAAP have resulted in further differences.

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

(D) Depreciation – revaluations

Revaluations of property, plant and equipment and investments under UK GAAP have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect depreciation based on historical cost.

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

Hedge accounting is not applied for US GAAP purposes. Amounts recorded in other comprehensive income as a result of de-designation in a prior period of existing derivative instruments were transferred to the income statement in 2004.

(G) Synthetic debt

In a prior period an operating subsidiary, whose functional currency is the US dollar, obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the South African rand and the various foreign currencies. For UK GAAP, the arrangement was treated as a synthetic South African rand debt, which at each period end was retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

Under US GAAP, synthetic debt accounting is not permitted. As a result, the foreign currency loan amounts and forward exchange contracts were accounted for separately. Foreign currency loans were initially recorded at the exchange rate in effect on the date of the borrowing, with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts were marked to market annually with the resulting gain or loss also taken to the profit and loss account.

During the period ended 30 June 2005, the foreign currencies financing were fully repaid, and UK GAAP synthetic debt accounting has ceased. Accordingly, this will no longer be an US GAAP adjustment.

(H) Fair value on acquisition of WMC Resources Ltd

The differences between UK GAAP and US GAAP fair values attributable to the acquisition of WMC are based on management’s best estimates of fair value and are discussed below:

(i)	Under UK GAAP, acquired inventories are held at cost. Under US GAAP, inventories are adjusted to reflect fair value.

(ii)	Under UK GAAP, deferred tax is not recognised on fair value adjustments where a difference arises between the tax base and the carrying amount. Such differences are treated as permanent items when the asset is depreciated. Under US GAAP, the balance sheet liability method of tax-effect accounting is applied, rather than the income statement liability method. This method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, and accordingly additional deferred tax has been recorded with the corresponding debit to goodwill.

(iii)	Under UK GAAP, the provision for restructuring is accounted for as expense in the period subsequent to acquisition. Under US GAAP, the restructuring provision assumed in a purchase business combination should be included in the allocation of the acquisition cost.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

(I) Exploration, evaluation and development expenditure

The BHP Billiton Group follows the ‘successful efforts’ method under UK GAAP in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the ‘successful efforts’ method followed by some US companies and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale and exploration and evaluation activities have identified a mineral resource with sufficient certainty, which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at new exploratory ‘greenfield’ properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purposes of extending or further delineating existing reserves. In subsequent financial periods, amortisation or write-offs of expenditure previously capitalised under UK GAAP, which would have been expensed for US GAAP purposes, will be added back when determining the profit result according to US GAAP.

(J) Start-up costs

Under UK GAAP the BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities are expensed as incurred.

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

(L) Other post-retirement benefits

Under UK GAAP, post-retirement benefits other than pensions have been accounted for in accordance with the provisions of Statement of Standard Accounting Practice 24 ‘Accounting for Pension Costs’ (SSAP 24), which are generally consistent with the provisions of US GAAP including Statement of Financial Accounting Standards No. 106 ‘Employers’ Accounting for Postretirement Benefits Other Than Pensions’ (SFAS 106) except for certain scenarios such as in accounting for plan amendments.

Under UK GAAP, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

(M) Mozal expansion rights

In the 2001 year BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. Under UK GAAP, the consideration was recognised as revenue. A portion of the consideration was paid in cash and another portion was delivered to the BHP Billiton Group via a marketing arrangement. Under US GAAP, the consideration paid in cash was recognised as profit from asset sales when received. During the year ended 30 June 2004, the final instalment of the cash consideration was received and accordingly this is no longer an US GAAP adjustment.

(N) Employee Share Plan loans

Under the Employee Share Plan, loans made to employees for the purchase of shares in BHP Billiton Limited have been recorded as receivables. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total shareholders’ equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are required to be eliminated from net income.

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

The current period adjustment reflects the net goodwill amortisation charge under UK GAAP, which is reversed for US GAAP, and the carrying value of goodwill included in the disposal of Chrome operations.

(P) Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

(Q) BHP Steel demerger

Under UK GAAP, the BHP Steel demerger was recorded as two components in the year ended 30 June 2003: a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets).

Under US GAAP, the BHP Steel demerger was classified as a non pro-rata distribution to shareholders and was accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares was based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders.

The remaining 6 per cent was measured at the respective sale price. The shortfall between the implied consideration and the book value of the BHP Steel net assets to be demerged was recognised in the result for the period ended 30 June 2002 for US GAAP. This loss on sale of the 6 per cent holding was included in the year ended 30 June 2003 for UK GAAP.

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

(S) Tax effect of adjustments

Adjustments to the UK GAAP net income and shareholders’ equity are disclosed on a before tax basis. This adjustment reflects the impact of those adjustments on income taxes. For the year ended 30 June 2004, goodwill impairments of US$491 million have no tax effect. Other significant differences between the UK nominal rate of taxation of 30 per cent, the effective tax rate under UK GAAP of 24 per cent and the effective rate for US GAAP of 23 per cent are described in ‘Other taxation adjustments’ below and in note 10.

The BHP Billiton Group elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime during the year ended 30 June 2004. The capital gains tax base valuation for the BHP Billiton Plc Australian Consolidated Tax Group was established for the purpose of its first consolidated tax return lodged in February 2005. The determination of the revised tax base has required the reversal, in the current period, of the deferred tax liabilities recorded on the acquisition of BHP Billiton Plc by BHP Billiton Limited (for US GAAP purposes) for assets with no tax depreciable base. The tax benefits related to the change in tax base have been recognised in full, net of a valuation allowance to reduce deferred tax asset to an amount that is more likely than not to be realised.

(T) Other taxation adjustments

For UK GAAP, potential tax expense of US$261 million has not been recognised in the year ended 30 June 2005, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. The cumulative effect of this adjustment at 30 June 2005 is a credit to tax liabilities of US$516 million (2004: US$255 million).

Under the transitional rules for Australian tax consolidation regime, during the year ended 30 June 2004, the Group chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. Under UK GAAP, part of the tax benefit resulting from the reset of the tax cost base is recorded in future years as a permanent difference to taxation expense. Under Statement of Financial Accounting Standard No. 109 (SFAS 109) ‘Accounting for Income Taxes’, the tax benefit resulting from the change in the tax legislation is recognised in full as a change to deferred tax balances and tax expense.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

UK GAAP requires tax liabilities and assets to be measured at the amounts expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP requires the measurement of tax liabilities and assets using the tax rates based on enacted tax law. The effect of a change in the South African corporate tax rate of US$24 million was recognised in June 2005 for UK GAAP on the basis that the legislation was substantively enacted. The effect of the tax rate change will be recognised for US GAAP purposes in the period that the legislation is enacted.

Under UK GAAP tax payable on the future remittance of past earnings is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute past earnings exists. Under US GAAP, tax arising on repatriation of unremitted earnings that is expected within the foreseeable future has been provided.

(U) Change in fair value of listed investments

As part of its exploration strategy, the BHP Billiton Group makes use of junior exploration companies (junior) to leverage its exploration spend. This generally involves the Group receiving shares in the junior and an option to enter into a joint venture over specific properties the junior is exploring in exchange for the Group contributing cash, exploration properties or other interests to the junior. Usually there is an agreement for the cash to be spent only on exploration of the specified properties. Under UK GAAP, cash contributions (which usually take the form of subscription for shares in the junior) are expensed as exploration costs and no gain is recorded when properties are contributed to the joint venture. The US GAAP treatment is similar to UK GAAP except that investments in juniors with publicly traded shares are carried at their fair value, as available for sale securities, with unrealised changes in value recorded in other comprehensive income until realised or an other-than-temporary impairment occurs.

(V) Dividends

Under UK GAAP, dividends that are declared after balance date but before the issuance of the financial statements are treated as a post-balance date event requiring adjustment in the financial statements. Under US GAAP, a provision for dividends cannot be recorded until the following year. In the year ended 30 June 2004, the BHP Billiton Group changed its timing on dividend declarations which resulted in a dividend provision being recorded under UK GAAP, which is reversed for US GAAP.

Employee compensation costs

Fair valuation of awards as presented below represents the value of awards issued under employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited. The values relate to the awards granted during the financial year and are measured at grant date.

	2005	2004	2003
	US$	US$	US$
Long Term Incentive Plan Performance Share (BHP Billiton Plc)	5.23
Long Term Incentive Plan Performance Share (BHP Billiton Limited)	5.39
Group Incentive Scheme Option (BHP Billiton Plc)	2.77	2.41	1.61
Group Incentive Scheme Option (BHP Billiton Limited)	2.93	2.53	1.57
Group Incentive Scheme Deferred Share (BHP Billiton Plc)	11.09	10.08	6.44
Group Incentive Scheme Deferred Share (BHP Billiton Limited)	11.71	10.23	6.28
Group Incentive Scheme Performance Share (BHP Billiton Plc)		2.02	2.01
Group Incentive Scheme Performance Share (BHP Billiton Limited)		2.04	1.93
Group Incentive Scheme Transition Performance Share (BHP Billiton Plc)			1.95
Group Incentive Scheme Transition Performance Share (BHP Billiton Limited)			1.91
Employee Share Plan Option			1.22

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The fair values of awards granted were estimated using Monte Carlo option pricing technique, Black-Scholes option pricing technique and net present value technique. Significant assumptions used in applying these formulas and techniques used for each scheme were as follows:

	2005	2004	2003
Long Term Incentive Plan Performance Share (BHP Billiton Plc) (a)
Risk-free interest rate	4.87%
Estimated life of awards	5 years (d)
Estimated volatility of share price	22.5%
Dividend yield	1.51%

Long Term Incentive Plan Performance Share (BHP Billiton Limited) (a)
Risk-free interest rate	5.6%
Estimated life of awards	5 years (d)
Estimated volatility of share price	22.5%
Dividend yield	1.51%

Group Incentive Scheme Option (BHP Billiton Plc) (b)
Risk-free interest rate	4.9%	3.6%	5.0%
Estimated life of awards	3 years	3 years	3 years

Group Incentive Scheme Option (BHP Billiton Limited) (b)
Risk-free interest rate	5.4%	4.6%	5.8%
Estimated life of awards	3 years	3 years	3 years

Group Incentive Scheme Deferred Share (BHP Billiton Plc) (b)
Risk-free interest rate	4.9%	3.6%	5.0%
Estimated life of awards	3 years	3 years	3 years

Group Incentive Scheme Deferred Share (BHP Billiton Limited) (b)
Risk-free interest rate	5.4%	4.6%	5.8%
Estimated life of awards	3 years	3 years	3 years

Group Incentive Scheme Performance Shares and Group Incentive Scheme Transition Performance Shares (BHP Billiton Plc) (a)
Risk-free interest rate		3.88%	5.33%
Estimated life of awards – Performance Share Transition Performance Share 2002		7.1 years (d)	7.1 years 6.2 years	(d) (d)
Estimated volatility of share price		25.0%	20.0%
Dividend yield		2.81%	2.5%

Group Incentive Scheme Performance Shares (BHP Billiton Limited) (a)
Risk-free interest rate		4.8%	6.05%
Estimated life of awards – Performance Share Transition Performance Share 2002		7.1 years (d)	7.1 years 6.2 years	(d) (d)
Estimated volatility of share price		25.0%	20.0%
Dividend yield		2.5%	2.3%
Employee Share Plan Options (c)
Risk-free interest rate			4.8%
Estimated life of options			5 years	(d)
Estimated volatility of share price			20.0%
Dividend yield			2.2%

(a)	Fair Value estimated using Monte Carlo option pricing technique.
(b)	Fair Value estimated by discounting the expected value of the awards to their net present value.
(c)	Fair Value estimated using Black-Scholes option pricing technique.
(d)	Subject to performance conditions.

Goodwill and other intangible assets

In accordance with SFAS 142, the BHP Billiton Group no longer amortises goodwill and instead has adopted a policy whereby goodwill is tested for impairment on an annual basis by each reporting unit, or on a more regular basis should circumstances dictate. Any impairment is determined based on the fair value of the reporting unit by discounting the operations’ expected future cash flows using a risk-adjusted discount rate.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

As required by SFAS 142, the balance of goodwill by Customer Sector Group (CSG) is:

	2005	2004
	US$M	US$M
Aluminium	1 254	1 254
Base Metals	547	547
Carbon Steel Materials	285	285
Diamonds and Specialty Products	151	151
Energy Coal	68	68
Stainless Steel Materials (a)	259	343
Unallocated (b)	46	—

	2 610	2 648

(a)	Goodwill of US$84 million is included in the sale of the Chrome operations.
(b)	Goodwill recognised on acquisition of WMC will be allocated to the various CSGs. This allocation will be completed in the next financial year.

The following table summarises other intangible assets of the BHP Billiton Group at as 30 June 2005 and 30 June 2004.

	2005	2004
	US$M	US$M
Pension asset	14	18
Other intangible assets
Long-term customer contracts at gross book value	40	40
deduct amounts amortised (a)(b)	5	4

	49	54

(a)	Gross amortisation expense for other intangible assets for the year ended 30 June 2005 was US$1 million.
(b)	Estimated gross amortisation expense for other intangible assets for the next five financial years is US$1.3 million per annum.

Pensions and post-retirement medical benefit plans

The BHP Billiton Group’s pension and post-retirement medical benefit plans are discussed in note 27. The disclosures below include the additional information required by Statement of Financial Accounting Standards No. 132 (revised 2003) ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’ (SFAS 132R). The pension and medical costs of the BHP Billiton Group’s significant defined benefit plans have been restated in the following tables in accordance with US GAAP.

The measurement date used to determine pension and medical benefit measurements as at 30 June 2005 for the Group’s pension plans and medical schemes is 30 June 2005 for all plans.

	Pension schemes			Post-retirement medical benefits
	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M
Net periodic cost
Service costs	58	56	43	7	6	6
Interest costs	90	76	64	26	24	21
Expected return on plan assets	(99)	(81)	(71)	—	—	—
Amortisation of prior service cost	—	3	3	1	(1)	—
Amortisation of net transition asset	—	(2)	(3)	—	—	—
Termination benefits and curtailment costs	4	—	12	(27)	—	—
Recognised net actuarial loss	14	20	9	2	3	—

Net periodic cost under US GAAP	67	72	57	9	32	27

	Pension schemes			Post-retirement medical benefits
	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%
The major weighted average assumptions (weighted by the net periodic cost) used in computing the above costs were:
Rates of future medical inflation (a)	n/a	n/a	n/a	7.6	7.8	7.9
Rates of future pay increases	4.1	3.8	3.8	n/a	n/a	n/a
Discount rate	5.9	5.3	5.3	8.4	8.1	8.0
Expected long-term rates of return on plan assets (b)	7.3	7.0	7.3	n/a	n/a	n/a

(a)	The rate of future medical inflation rate reflects the fact that the benefits of certain groups of participants are capped.
(b)	BHP Billiton determines the expected rate of return on assets for each plan in consultation with its actuaries. The overall expected rate of return on assets is the weighted average of the expected rate of return on each asset class and reflects the actual assets held at the reporting date. For quoted corporate or government bonds the expected return reflects the redemption yields available on those investments. For other asset classes, the expected rate of return is based on assumptions about the expected long-term rate of return on that asset class.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

	Pension schemes		Post-retirement medical benefits
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M
Change in benefit obligation
Benefit obligation at the beginning of the year	1 394	1 191	321	315
Amendments	(4)	16	—	12
Service costs	58	56	7	6
Interest costs	90	76	26	24
Plan participants’ contributions	11	10	—	—
Actuarial (gain)/loss	170	(2)	27	(34)
Benefits paid	(98)	(106)	(19)	(19)
Adjustment due to inclusion of insured pensioners	12	65	—	—
Adjustments for changes in the Group structure and joint venture arrangements	74	26	2	(10)
Termination benefits and curtailment costs	(26)	—	(22)	—
Exchange variations	26	62	(7)	27

Benefit obligation at the end of the year	1 707	1 394	335	321

Projected benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	935	750

Accumulated benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	870	696

Accumulated benefit obligation for all defined benefit pension plans	1 537	1 217

	Pension schemes		Post-retirement medical benefits
	2005	2004	2005	2004
	%	%	%	%
The major weighted average assumptions (weighted by the benefit obligation) used in computing the above benefit obligation were:
Rates of future medical inflation	n/a	n/a	7.5	7.6
Rates of future pay increases	3.5	3.7	n/a	n/a
Discount rate	5.4	6.4	6.5	8.1

	Post-retirement medical benefits
	1% decrease	1% increase
	US$M	US$M
The impact of a 1 per cent variation in the rate of future medical inflation on the 2005 results would be:
Effect on total service and interest cost	(3)	4
Effect on accumulated post-retirement benefit obligation	(30)	36

	Pension schemes		Post-retirement medical benefits
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M
Change in plan assets
Fair value of plan assets at the beginning of the year	1 172	912	—	—
Actual return on plan assets	205	146	—	—
Employer contribution	66	75	19	19
Plan participants’ contributions	11	10	—	—
Benefits paid	(98)	(106)	(19)	(19)
Termination benefits and settlement/curtailment costs	(23)	—	—	—
Adjustment due to inclusion of insured pensioners	12	65	—	—
Adjustments for changes in the Group structure and joint venture arrangements	72	13	—	—
Exchange variations	19	57	—	—

Fair value of plan assets at the end of the year	1 436	1 172	—	—

Fair value of plan assets at the end of the year for plans with accumulated benefit obligations in excess of plan assets	584	515	—	—

Plan assets for pension schemes consist primarily of bonds and equities. Refer note 27 for further details.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

	Pension schemes		Post-retirement medical benefits
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M
Funded status
Funded status	(271)	(222)	(335)	(321)
Unrecognised net actuarial loss	331	282	61	37
Unrecognised prior service cost	30	33	6	1
Unrecognised net transition asset	(3)	(3)	—	—

Net amount recognised	87	90	(268)	(283)

	Pension schemes
	2005	2004
	US$M	US$M
Analysis of net amount recognised
Prepaid benefit obligation	145	130
(Accumulated) benefit obligation	(295)	(193)
Intangible asset	14	18
Accumulated other comprehensive income	223	135

Net amount recognised	87	90

Increase/(decrease) in minimum liability included in other comprehensive income	88	(93)

	Pension schemes
	Weighted average target asset allocation by asset category for future periods 2005	Weighted average asset allocation by asset category
		2005	2004
	%	%	%
Equities	56	52	51
Bonds	33	31	33
Property	3	3	3
Cash and net current assets	4	3	3
Insured annuities	2	9	10
Other	2	2	—

Total	100	100	100

The BHP Billiton Group expects to contribute US$77 million to its pension plans and US$21 million to its post-retirement medical plans in the year ending 30 June 2006.

	Pension schemes	Post-retirement medical benefits
	US$M	US$M
Expected future benefit payments for the year ending:
30 June 2006	89	21
30 June 2007	86	22
30 June 2008	94	23
30 June 2009	97	23
30 June 2010	103	24
Estimated benefit payments for the five year period from 30 June 2010 to 30 June 2015	609	132

Given the nature of some of the pension schemes, year-on-year variations on benefit payments can be significant.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

Impact of new accounting standards

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 ‘Inventory Costs, an amendment of ARB No. 43, Chapter 4’ (SFAS 151). SFAS 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) to be excluded from the costs of inventory and expensed as incurred. As such, the allocation of fixed production overheads to inventory is to be based on normal capacity of the production facilities. SFAS 151 is applicable for inventory costs incurred during the financial year beginning after 15 June 2005. The Group does not presently expect the adoption of SFAS 151 to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153 ‘Exchange of Nonmonetary Assets – An Amendment of APB Opinion No. 29’ (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The standard specifies that an exchange of nonmonetary assets has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in the financial year beginning after 15 June 2005. The Group does not presently expect the adoption of SFAS 153 to have a material impact on its financial position or results of operations.

In December 2004, the FASB also issued SFAS No. 123 (revised 2004) ‘Share-Based Payment’ (SFAS 123R), which requires all share-based payments to employees to be measured based on their fair value at grant date. The cost is to be recognised over the period during which an employee is required to provide service in exchange for the awards or the requisite service period. SFAS 123R is applicable for the financial year beginning after 15 June 2005. The Group is currently assessing the impact of the adoption of this standard on its financial statements.

In December 2004, the FASB issued Staff Position No. 109-2 ‘Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004’ (FSP 109-2). The American Jobs Creation Act of 2004 (the Jobs Creation Act) provides a special one-time provision allowing earnings of certain non-US companies to be repatriated to a US parent company at a reduced tax rate. FSP 109-2 was effective upon issuance. It permits additional time to reassess current plans regarding the permanent reinvestment of unremitted earnings in certain non-US subsidiaries. The income tax effects associated with any repatriation of unremitted earnings as a result of the Jobs Creation Act are estimated to be US$2 million.

In March 2005, the Emerging Issues Task Force of the FASB reached a consensus in Issue No. 04-6 ‘Accounting for Stripping Costs Incurred During Production in the Mining Industry’ (EITF 04-6) that stripping costs incurred during the production phase of a mine are variable production costs. As such, stripping costs incurred during the production phase are treated differently to stripping costs incurred during the development phase, and should be included in the cost of the inventory produced during the period that the stripping costs are incurred. This consensus is applicable for the financial year beginning after 15 December 2005. The Group is currently assessing the impact of adopting EITF 04-6 on its financial statements.

In March 2005, FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations an interpretation of FASB Statement No. 143’ (FIN 47) was issued. FIN 47 states that a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation clarifies that an entity is required to recognise a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 also clarifies the conditions when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for periods ending after 15 December 2005. The Group is currently assessing the impact of adopting FIN 47 on its financial statements.

In May 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections’ (SFAS 154) which replaced APB No. 20 ‘Accounting Changes’ and SFAS No. 3 ‘Reporting Accounting Changes in Interim Financial Statements’. The standard changes the requirements in accounting and disclosure for a change in accounting principle. Under SFAS 154, voluntary changes in accounting principles are to be reported using retrospective application unless it is impracticable to do so. The standard is effective for accounting changes and corrections of errors made in the period beginning after 15 December 2005.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

35 Impact of Adopting International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the BHP Billiton Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The BHP Billiton Group’s DLC structure results in two parent entities with their own statutory reporting obligations, one in the UK and the other in Australia. While the UK and Australia are transitioning to IFRS-based financial reporting regimes in the same timeframe, the DLC structure creates unique IFRS implementation issues, including:

(i)	in the UK, listed groups are required to comply with IFRS as endorsed by the European Commission (EC); there is a risk that IFRS as endorsed by the EC at 30 June 2006 may not be consistent with IFRS applicable in Australia;

(ii)	the Australian Accounting Standards Board has approved IFRS-based standards, some of which mandate particular policies that are optional (and not applied uniformly by other entities) in the UK; and

(iii)	continued development and interpretation of IFRS prior to 30 June 2006 that could affect the ultimate difference between current reporting frameworks and IFRS applicable in each jurisdiction.

Accordingly, significant uncertainty remains as to the ultimate impact of IFRS on the BHP Billiton Group’s financial statements.

These financial statements have been prepared in accordance with UK accounting standards and other UK financial reporting requirements (UK GAAP).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration

1. Remuneration Policy

The Remuneration Committee recognises that the Group operates in a global environment and that its performance depends on the quality of its people.

The key principles of the Group’s remuneration policy are to:

•	provide competitive rewards to attract, motivate and retain highly skilled executives willing to work around the world

•	apply demanding key performance indicators (KPIs) including financial and non-financial measures of performance

•	link rewards to the creation of value to shareholders

•	ensure remuneration arrangements are equitable and facilitate the deployment of human resources around the Group, and

•	limit severance payments on termination to pre-established contractual arrangements that do not commit the Group to making unjustified payments in the event of non-performance.

2. Remuneration Structure

It is the Group’s policy that service contracts for senior management, including the CEO, have no fixed term but be capable of termination on a maximum of 12 months’ notice, and that the Group retains the right to terminate the contract immediately, by making a payment equal to no more than 12 months’ pay in lieu of notice.

Some executives (but not the CEO) have pre-existing service contracts that contain notice periods that exceed 12 months. The Committee has determined that it will limit notice periods to 12 months in all future contracts for executives.

Remuneration is divided into two components: fixed and at risk. BHP Billiton’s remuneration policy is to pay at the median level of remuneration for target performance and to provide the opportunity for upper decile rewards for distinctive (upper decile) performance. Remuneration levels are reviewed each year to take account of cost of living changes, any change in the scope of the role performed by the executive and any changes required to meet the principles of the remuneration policy.

Details of the remuneration received by the executives for whom remuneration is reported are set out in sections 3 and 4 of this note.

2.1 Fixed remuneration

Fixed remuneration is generally made up of base salary and benefits. Base salaries are set by reference to the scope and nature of the individual’s role, and their performance and experience. Market data is used to benchmark salary levels on a global scale, adjusted for local conditions. Consideration is given to competitive global remuneration levels. In addition, some executives receive benefits that might include retirement benefits, health insurance, relocation costs, life assurance, car allowances and tax advisory services.

Some retirement benefits are delivered under defined benefit plans. The Committee considers that these types of plans can place an unreasonable financial burden on the Group and has therefore resolved that no new members will be admitted to the remaining defined benefit plans.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Summary of the operation of the Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP)

2.2 At risk remuneration

At risk remuneration is delivered as short and long-term incentives under the Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP) to senior executives. The amount of at risk remuneration, if any, that is earned by an executive is wholly dependent on that executive’s and the Group’s performance against pre-determined KPIs and Performance Hurdles.

The GIS rewards executives for meeting or exceeding KPIs that are set each year and aligned to BHP Billiton’s strategic framework. The LTIP is designed to drive sustainable performance in the longer term. Both schemes reflect the Group’s commitment to meeting pre-determined targets and to align incentives to shareholder value creation. Participation in the GIS and LTIP is approved by the Committee. Executives are required to hold a minimum number of BHP Billiton Shares throughout the period of their participation in the plans.

A summary of all incentive plans under which awards to executive Directors are still to vest or be exercised appears in section 7.1 below. Entitlements held by Specified Executives under incentive plans are summarised in section 4.4 below and detailed in note 31.

2.2.1 Group Incentive Scheme and Long Term Incentive Plan

The rules of the GIS and LTIP are available on the BHP Billiton website at

www.bhpbilliton.com/aboutus/annualreports/plc/downloads/GISrules.pdf,

www.bhpbilliton.com/aboutus/annualreports/plc/downloads/LTIPrules.pdf,

www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/GISrules.pdf and

www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/LTIPrules.pdf.

At the beginning of the year, Performance Shares were granted to participants under the LTIP. The Committee determines the number of Shares granted to each participant but, in any one financial year, a participant cannot be granted Performance Shares having an expected value that exceeds two times their annual base salary. The value is determined using a Monte Carlo or similar valuation model. The Performance Shares are subject to a Performance Hurdle, based on Total Shareholder Return (TSR) during the performance period (1 July 2004 to 30 June 2009), to be measured as at 30 June 2009.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

The Performance Hurdle requires the Group’s TSR to exceed a median TSR benchmark over the performance period which will be the weighted average TSR of a group of peer companies (shown below), weighted 75 per cent to mining companies and 25 per cent to oil and gas companies.

The amount by which the Group’s TSR exceeds the median will determine the number of Performance Shares that will vest. If the Group’s TSR exceeds the median by a specified percentage then 100 per cent of Performance Shares will vest. The Committee will decide each year what that percentage will be for the year. For the 2005 financial year that percentage was 5.5 per cent per annum. This is a cumulative amount and equates to exceeding the median over the five-year performance period by 30 per cent. This would be regarded by the Committee, and the Board, as outperformance.

The Performance Shares will be treated as though they would have earned dividends from the date they were granted. Once the underlying shares are issued or transferred to a participant, the participant will receive a payment in lieu of those dividends. The entitlement of participants to Performance Shares is summarised below:

TSR of the Group	Percentage of Performance Shares that will vest
Below or equal to the weighted average TSR (median)	0

Exceeds median TSR by a specified percentage per annum on a cumulative basis (outperformance)	100

Between median TSR performance and outperformance	Pro-rata between 0 and 100 depending on position of performance between median TSR performance and outperformance

The Committee retains the overall discretion to decide that the Performance Shares should lapse, although it is intended that it will only exercise this discretion where it forms the view that the Group TSR does not properly reflect the financial performance of the Group over the Performance Period.

The peer group of companies against which the Group’s TSR performance is measured comprises:

•	Alcan

•	Alcoa

•	Alumina

•	Anglo American

•	BG Group

•	BP

•	Companhia Vale do Rio Doce

•	Conoco Phillips

•	Exxon Mobil

•	Freeport-McMoRan

•	Impala

•	Inco

•	Marathon Oil Company

•	Newmont Mining

•	Noranda

•	Norilsk

•	Phelps Dodge

•	Rio Tinto

•	Shell

•	Total

•	Unocal

•	Woodside Petroleum

•	Xstrata

These Performance Hurdles were chosen to encourage participants to focus on the long-term performance of the Group.

3. Executive Directors

During the year and at the date of this Report there were two executive Directors in office, Mr Charles Goodyear and Mr Miklos (Mike) Salamon. The following sections detail their remuneration arrangements.

The tables that appear in sections 3.1.3, 3.1.4, 3.2.3 and 3.2.4 have been prepared in accordance with the law and Accounting Standards in Australia and the UK. The tables contain the amounts paid to the executive Directors during the year and a value of the at risk component of their remuneration. The at risk component is made up of Performance Shares, Deferred Shares and/or Options and is an estimate only because the amount cannot be finally determined until (i) shareholders have approved the issue of the Shares or Options, and (ii) the performance period has expired and the performance has been assessed against the Performance Hurdles. Summaries of remuneration for Messrs Goodyear and Salamon for the year appear in sections 3.1.1 and 3.2.1 respectively.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

3.1 Mr Charles Goodyear

3.1.1 Summary of remuneration arrangements

Mr Goodyear’s fixed remuneration is made up of base salary, retirement benefits and other benefits, and equals 45 per cent of total remuneration when calculated at the target level of performance. The at risk remuneration, made up of short and long-term incentives, equals 55 per cent of total remuneration when calculated at the target level of performance.

The Committee has assessed Mr Goodyear’s performance for the year and has concluded that it was above target (see section 2.2.1 of this note for the assessment in relation to Group KPIs). Accordingly, the value of at risk remuneration, and therefore the percentage of the total that is attributable to at risk remuneration, will be greater than the target percentage.

Summary of fixed and at risk remuneration for the year ended 30 June 2005

Component	Amount (US$)	Further information
Fixed remuneration (Comprising base salary and benefits (including retirement benefits))	2 003 301	see section 3.1.3

At risk remuneration
Cash bonus	1 240 313	see section 3.1.3
Dividend Equivalent Payment value	291 201	See section 3.1.3
Estimated fair value of the Deferred Shares	1 060 302	see section 3.1.3
Notional value of the Performance Shares	558 141	see section 3.1.4

Estimated total remuneration for financial year 2005	5 153 258

3.1.2 Service contract

Mr Goodyear has a single service contract with BHP Billiton Limited and BHP Billiton Plc dated 21 August 2003. It does not contain a fixed term and can be terminated by the Group on 12 months’ notice or by Mr Goodyear on three months’ notice. The Group has the right to immediately terminate the contract by paying Mr Goodyear 12 months’ base salary and the superannuation (or pension) contribution, in lieu of notice.

The rules of the GIS and LTIP cover any entitlements Mr Goodyear might have in relation to short and long-term incentives, including entitlements that have not vested at the date of termination. The rules of those schemes outline the circumstances in which Mr Goodyear (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which Mr Goodyear would be entitled to a cash bonus payment for the performance year in which he leaves the Group. Those circumstances depend on the reason for his departure.

The Committee has discretion in relation to the entitlements of an employee on termination in some circumstances. This will include situations where the employee and the Group reach a mutual decision to part. To provide the Group, its shareholders and Mr Goodyear with as much certainty as possible in relation to the exercise of that discretion, the Committee has determined what Mr Goodyear’s entitlements might be if a mutual decision to part was reached. The Committee has resolved that, providing Mr Goodyear has served as CEO for a minimum of three years, he would be entitled to:

•	any Deferred Shares or Options that had been granted but were not exercisable at the date of departure. The Committee believes that as the performance measures for the grant of these Deferred Shares or Options have already been met, save for the requirement that they be held for two years from the date of grant it is appropriate that they be awarded

•	a cash bonus for the year in which the parting takes place, calculated according to Mr Goodyear’s performance measured against his KPIs and pro-rated to reflect the actual period of service, and

•	a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable, pending satisfaction of Performance Hurdles. The number of entitlements will be pro-rated to reflect Mr Goodyear’s period of service from the date the awards were granted and will only become exercisable if and when the Performance Hurdles are met.

These entitlements would not arise if Mr Goodyear’s contract was terminated for cause or if he resigned. Details of how the GIS and LTIP would operate in those circumstances are set out in the rules, available on the website at

www.bhpbilliton.com/aboutus/annualreports/plc/downloads/GISrules.pdf,

www.bhpbilliton.com/aboutus/annualreports/plc/downloads/LTIPrules.pdf,

www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/GISrules.pdf and

www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/LTIPrules.pdf.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Where the Committee retains discretion in relation to the award of any long or short-term incentives, the rules of the GIS require the Committee to exercise that discretion in good faith and acting reasonably.

Mr Goodyear would be entitled to any accrued entitlement that he may have under the rules of the Retirement Savings Plan at the date of termination as set out in section 3.1.5 below.

3.1.3 Remuneration

Mr Goodyear’s target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of adjusted salary. Group KPIs represented an 80 per cent weighting and personal KPIs 20 per cent. The Committee has assessed the Group’s and Mr Goodyear’s performance for the year and awarded 94.5 per cent of salary as a cash bonus. The Committee has set Mr Goodyear’s KPIs for the year ended 30 June 2006 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent a 70 per cent weighting. Personal KPIs include business growth, project performance, business excellence, corporate strategic issues and senior executive succession planning.

Remuneration for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Retirement benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Share-based compensation long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	FIXED	FIXED	AT RISK	AT RISK	AT RISK		AT RISK	AT RISK
2005	1 312 500	60 801	630 000	1 240 313	291 201	1 060 302	4 595 117	552 711	(212 304)	4 935 524
2004	1 250 000	321 071	600 000	1 070 125	—	934 443	4 175 640	332 087	(370 329)	4 137 398

The notes to this table appear in section 7.2 below.

3.1.4 Share and Option plans

All Shares under award and Options issued form part of Mr Goodyear’s at risk remuneration. The extent to which Shares (save for Deferred Shares and Options) will vest is wholly dependent on the extent to which the Performance Hurdles are met. No Options held are vested but not exercisable, except where stated.

Summary of interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005

Scheme	BHP Billiton Limited Ordinary Shares under option					Exercise price (4) (A$)	First exercise date	Expiry date
	At 1 July 2004	Granted (3)	Exercised	Lapsed	At 30 June 2005
GIS 2004 Options	—	180 613	—	—	180 613	15.39	August 2006	August 2009
GIS 2003 Options	320 725	—	—	—	320 725	11.11	August 2005	August 2008
ESP 2000(1)	722 785	—	—	—	722 785	7.60	3 April 2003	2 April 2010
ESP 1999(1)	351 065	—	—	—	351 065	6.92	23 April 2002	22 April 2009

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Summary of interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005 continued

Scheme	BHP Billiton Limited Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted(3)	Vested	Lapsed	At 30 June 2005
LTIP 2004 Performance	—	500 000	—	—	500 000	August 2009
GIS 2004 Deferred	—	44 601	—	—	44 601	August 2006
GIS 2003 Deferred	28 093	—	—	—	28 093	August 2005
GIS 2003 Performance	112 375	—	—	—	112 375	August 2006
GIS 2002 Performance	180 154	—	—	—	180 154	August 2005
PSP 2001(2)	136 573	—	122 916	13 657	—	1 October 2004

Total	457 195	544 601	122 916	13 657	865 223

(1)	All of the award is exercisable.
(2)	90 per cent of the Shares vested in October 2004, following the end of the performance period, and the BHP Billiton Limited market price was A$14.82. The remaining 10 per cent lapsed. Mr Goodyear exercised 53 600 of the vested Shares on 5 May 2005 when the market price was A$16.50 and 53 600 on 6 May 2005 when the market price was A$16.52. The aggregate gain was A$884 400 and A$885 472 respectively. As at 30 June 2005, Mr Goodyear had not yet exercised the remaining 15 716 vested shares.
(3)	The market price of BHP Billiton Limited Shares on date of grant (3 December 2004) was A$15.28. The fair value per Option, Performance Share and Deferred Share was A$3.80, A$6.85 and A$13.34 respectively. Fair value per Option, Performance Share and Deferred Share was estimated using a Black-Scholes model, a Monte Carlo model and a Net Present Value model respectively. The fair value of Options granted was A$686 329.
(4)	Represents the exercise price payable on Options.

3.1.5 Retirement benefits

Mr Goodyear’s remuneration includes a payment in lieu of a contribution by the Group to a superannuation or pension fund fixed at an annual rate of 48 per cent of base salary. Mr Goodyear may elect to have this paid into a superannuation or pension fund or instead, to defer receipt, subject to the rules of a Retirement Savings Plan established for this purpose. For the year ending 30 June 2005, Mr Goodyear elected to defer receipt into a Retirement Savings Plan which is an unfunded defined contribution plan. The Plan allows him to accumulate these annual payments and to defer receipt until after he retires from the Group. The Plan allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.

If Mr Goodyear dies while still employed, a benefit of four times base salary will be payable to his estate. A spouse’s pension equal to two-thirds of one-thirtieth of Mr Goodyear’s pensionable salary at date of death, for each year of service from 1 January 2003 to his normal retirement date (age 60), will be payable for the duration of his spouse’s lifetime. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.

If Mr Goodyear leaves due to incapacity, the pension arrangements are the same as for the Specified Executives (see section 4.5 below) save that his ill-health pension will be one-thirtieth for each year of service from 1 January 2003 to his normal retirement date.

3.2 Mr Miklos (Mike) Salamon

3.2.1 Summary of remuneration arrangements

Mr Salamon’s fixed remuneration is made up of base salary, retirement benefits and other benefits and equals 50 per cent of total remuneration when calculated at the target level of performance. The at risk remuneration, made up of short and long-term incentives, equals 50 per cent of total remuneration when calculated at the target level of performance.

The Committee has assessed Mr Salamon’s performance for the year and has concluded that it was above target (see section 2.2.1 of this note for the assessment in relation to the Group KPIs). Accordingly, the value of at risk remuneration, and therefore the percentage of the total that is attributable to at risk remuneration, will be greater than the target percentage.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Summary of fixed and at risk remuneration for the year ended 30 June 2005

Component	Amount (US$)	Further information
Fixed remuneration (Comprising base salary and benefits (including retirement benefits))	2 178 992	see section 3.2.3

At risk remuneration
Cash bonus	1 207 599	see section 3.2.3
Dividend Equivalent Payment value	150 956	see section 3.2.3
Estimated fair value of the Deferred Shares	1 044 711	see section 3.2.3
Notional value of the Performance Shares	543 419	see section 3.2.4

Estimated total remuneration for financial year 2005	5 125 677

3.2.2 Service contract

Mr Salamon has contracts of employment with BHP Billiton Plc and BHP Billiton Services Jersey Limited, a wholly-owned subsidiary of BHP Billiton Plc, both dated 1 September 2003.

Mr Salamon’s employment agreements automatically terminate on his 60th birthday. At any time prior to his 60th birthday each service contract can be terminated by either the Group or Mr Salamon providing 12 months’ notice. The Company may make a payment in lieu of notice of 12 months, equal to 150 per cent of base salary. This payment reflects the market practice at the time the terms were agreed.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Salamon to maintain any ongoing participation in relation to the long-term incentive schemes in which he participates in the event of his departure. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

3.2.3 Remuneration

Mr Salamon’s target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of adjusted salary. Group KPIs represented 30 per cent of the total performance measures. Forty per cent of the weighting applied to KPIs in relation to the operating business and the remaining 30 per cent was attributable to personal KPIs. The Committee has assessed the Group’s and Mr Salamon’s performance for the year and awarded 90.8 per cent of salary as a cash bonus. The Committee has set Mr Salamon’s KPIs for the year ended 30 June 2006 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent 35 per cent of the total performance measures. Thirty-five per cent of the weighting will apply to KPIs in relation to the operating business. The remaining 30 per cent is attributable to personal KPIs that include successful integration of WMC Resources Ltd, NPV added value, alignment of business planning with business excellence principles, operating committee performance, operating discipline, performance of key projects and alignment of operating businesses’ strategy to corporate strategy.

Remuneration for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Retirement benefits	Share-based compensation long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	FIXED	AT RISK	AT RISK	AT RISK		FIXED	AT RISK	AT RISK
2005	1 329 998	148 751	1 207 599	150 956	1 044 711	3 882 015	700 243	439 554	(282 732)	4 739 080
2004	1 197 666	42 581	852 089	—	765 602	2 857 938	655 123	398 360	(317 672)	3 593 749

The notes to this table appear in section 7.2 below.

3.2.4 Share and Option plans

All Shares under award form part of Mr Salamon’s at risk remuneration. The extent to which Shares (save for Deferred Shares) will vest is wholly dependent on the extent to which the Performance Hurdles are met.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Summary of interests in incentive plans including the number of Shares awarded in the financial year ended 30 June 2005

Scheme	BHP Billiton Plc Ordinary Shares under award						Vesting date
	At 1 July 2004		Granted (3)	Vested	Lapsed	At 30 June 2005
LTIP 2004 Performance	—		300 000	—	—	300 000	August 2009
GIS 2004 Deferred	—		80 151	—	—	80 151	August 2006
GIS 2003 Deferred	89 056		—	—	—	89 056	August 2005
GIS 2003 Performance	89 056		—	—	—	89 056	August 2006
GIS 2002 Performance	193 706		—	—	—	193 706	August 2005
CIP 2001	95 295	(2)	—	—	—	95 295	1 October 2005
RSS 2001(1)	198 163		—	178 347	19 816	—	8 October 2004

Total	665 276		380 151	178 347	19 816	847 264

(1)	90 per cent of the Shares vested in October 2004, following the end of the performance period, and the BHP Billiton Plc market price was £6.21. The remaining 10 per cent lapsed. The Shares were transferred to Mr Salamon on vesting. The aggregate gain was £1 107 535.
(2)	Includes 26 471 Committed Shares invested by Mr Salamon.
(3)	The market price of BHP Billiton Plc Shares on date of grant (3 December 2004) was £5.91. The fair value per Performance Share and Deferred Share was £2.63 and £5.31 respectively. Fair value per Performance Share and Deferred Share was estimated using a Monte Carlo model and a Net Present Value model respectively.

3.2.5 Retirement benefits

Defined Benefit Pension (US dollars)

Amount by which the annual pension entitlement has increased during the year ended 30 June 2005 (1)	Total annual pension entitlement as at 30 June 2005	Estimated capital value (transfer value) of the increase in annual pension entitlement (1)	Estimated capital value (transfer value) of total accrued pension
			at 30 June 2005	at 30 June 2004
66 072	886 665	987 915	9 392 019	7 870 626

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation. The increase in transfer value of total accrued pension is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the Director also without any allowance for inflation.

The increase in accrued pension after making an allowance for inflation of 2.9 per cent (2004: 3 per cent) was US$42 275 (2004: US$58 026) and the transfer value of that increase less the contributions made to the scheme by the Director was US$447 798 (2004: US$594 275).

Mr Salamon completed 20 years of service with the Group (and its predecessor companies) on 1 April 2005 and consequently no further pension benefits will accrue other than to reflect changes in his pensionable salary. He will be entitled to a pension at normal retirement date (age 60), equal to two-thirds of pensionable salary under non-contributory defined benefit pension arrangements set up by BHP Billiton Plc and BHP Billiton Services Jersey Limited. Only base salary is pensionable. At the date of this Report Mr Salamon was 50 years of age.

For service after 1 July 1997 and until 1 April 2005, Mr Salamon has had the right to determine whether his pension provision for that year’s salary under each service contract with BHP Billiton Plc and BHP Billiton Services Jersey Limited is made under a defined benefit or defined contribution arrangement. He has always chosen to take his benefits under a defined benefit arrangement.

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

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

If Mr Salamon dies while he is still employed, a lump sum benefit of four times base salary and a spouse’s pension of two-thirds of the prospective pension will be payable to his estate.

In the event of death while in retirement, a surviving spouse’s pension of two-thirds of the pension in payment, before the effect of commutation, will be payable.

If Mr Salamon leaves due to incapacity, an ill-health pension of two-thirds base salary will be payable. In the event of his death during ill-health retirement, a spouse’s pension of two-thirds of the ill-health pension will be payable for the duration of his spouse’s lifetime.

4. Specified Executives and Highest Paid Officers (other than Directors)

The Specified Executives of the Group are those executives, other than executive Directors and numbering at least five, who have the greatest authority for managing the Group. They are also the five highest paid executives in the Group. This section contains information relating to that group of executives.

4.1 Service contracts

As outlined in section 2, it is the Group’s policy that service contracts for senior executives have no fixed term but be capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to 12 months’ pays in lieu of notice. Where contracts contain notice periods in excess of 12 months, those contracts reflect market practice at the time the terms were agreed. The service contracts typically outline the components of remuneration paid to the executive but do not prescribe how remuneration levels are to be modified from year to year.

Summary of termination provisions in the service contracts with the Specified Executives

Name	Employing company	Notice period – company	Notice period – employee	Termination provisions (1)
P Aiken R Kirkby M Kloppers C Lynch	BHP Billiton Limited BHP Billiton Limited BHP Billiton Plc BHP Billiton Limited	12 months 12 months 12 months 12 months	6 months 6 months 6 months 6 months	On termination the Company may make a payment in lieu of notice equal to 12 months’ base salary plus the superannuation and retirement benefit contributions for that period

J Fast	BHP Billiton Limited	3 months	3 months	On termination the Company may make a payment in lieu of notice equal to 3 months’ base salary plus a termination payment of 21 months’ base salary

(1)	The Committee has not considered the circumstances in which it would exercise its discretion to allow the executives to maintain any ongoing participation in relation to the long-term incentive schemes in which they participate in the event of their departures. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

4.2 Remuneration

As noted in section 2 above, senior executives’ total remuneration is divided into two components – fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles which contribute to the Group’s overall profitability and performance.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Remuneration of the Specified Executives for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Retirement benefits	Share-based compensation – long-term	Adjustment for Australian GAAP		Total Australian GAAP
	FIXED	FIXED	AT RISK	AT RISK	AT RISK		FIXED	AT RISK	AT RISK
P Aiken • 2005 • 2004	1 012 656 882 427	920 606 519 032	731 330 642 716	110 279 —	625 190 561 226	3 400 061 2 605 401	365 569 318 556	328 088 291 887	(96 682 (217 196	) )	3 997 036 2 998 648

J Fast • 2005 • 2004	707 053 638 944	— —	651 832 591 726	101 530 —	557 230 516 701	2 017 645 1 747 371	253 832 229 381	259 287 235 198	(103 939 (221 309	) )	2 426 825 1 990 641

R Kirkby • 2005 • 2004	828 823 696 801	1 296 1 272	781 497 630 430	108 201 —	668 076 550 498	2 387 893 1 879 001	303 349 255 029	281 608 201 030	(154 121 (236 536	) )	2 818 729 2 098 524

M Kloppers • 2005 • 2004	864 532 719 262	157 585 158 398	815 409 647 228	114 036 —	705 422 581 534	2 656 984 2 106 422	357 244 320 817	294 075 211 639	(182 713 (267 845	) )	3 125 590 2 371 033

C Lynch • 2005 • 2004	792 855 716 480	24 268 27 272	719 278 613 680	105 297 —	614 887 535 871	2 256 585 1 893 303	275 121 248 619	291 075 234 895	(115 137 (220 089	) )	2 707 644 2 156 728

The notes to this table appear in section 7.2 below.

4.3 Group Incentive Scheme

	Year ended 30 June 2005		Year commencing 1 July 2006
	Total remuneration at risk at the target level of performance	Group measures (weighting of total performance measures)	Group measures (weighting of total performance measures)
P Aiken	42%	25%	35%
J Fast	57%	45%	45%
R Kirkby	56%	30%	35%
M Kloppers	52%	45%	45%
C Lynch	56%	45%	42%

All Specified Executives exceeded their specified target bonus.

Details of the level of participation by the Specified Executives in the GIS in the 2005 financial year are set out below.

4.4 Share and Option plans

All of the Shares under award form part of the executives’ at risk remuneration. There are no Specified Executives with Options.

The extent to which Shares under award (save for Deferred Shares under award) vest will be wholly dependent on the extent to which the Performance Hurdles are met.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Summary of the Specified Executives’ interests in incentive plans including the number of Shares awarded in the financial year ended 30 June 2005 (1)

	At 1 July 2004	Granted	Exercised	Vested	Lapsed	At 30 June 2005
P Aiken (2) • Shares under award	507 008	283 553	—	196 074	13 186	581 301
J Fast (2) • Shares under award	368 733	228 908	—	96 384	10 709	490 548
R Kirkby (2) • Shares under award • Partly Paid Shares	331 380 362 588	282 450 —	— 182 054	74 097 —	8 233 —	531 500 180 534
M Kloppers (3) • Shares under award	409 718	285 548	—	75 764	8 418	611 084
C Lynch (2) • Shares under award	410 980	280 908	—	160 887	10 956	520 045

(1)	Detailed information on the Specified Executives’ interests in incentive plans is set out in note 31.
(2)	BHP Billiton Limited Ordinary Shares under award.
(3)	BHP Billiton Plc Ordinary Shares under award.

4.5 Retirement benefits

For service following 1 January 2003, retirement, death and disability benefits were aligned, where possible, for the Specified Executives as follows:

Retirement benefits: a defined contribution rate was calculated to target a pension accrual of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60. Allowance for a two-thirds spouse’s pension in retirement plus inflation indexation in payment was also incorporated into the calculations. To deliver the retirement promise, the executive is given a choice of funding vehicles including the executive’s current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash gratuity in lieu. The aggregate cost to the Group of exercising these funding choices will not exceed the calculated contribution rate for each executive.

Death-in-service and ill-health benefits: a lump sum of four times base salary and a spouse’s pension of two-thirds of 2.2 per cent of basic salary at death for each year of service from 1 January 2003 to age 60 will be payable. In addition, dependants benefits are payable. If the executive leaves due to incapacity, an ill-health pension of 2.2 per cent for each year of service from 1 January 2003 to age 60 will be payable for the duration of the executive’s life. In both cases, periods of service where the executive elects a cash gratuity are excluded.

In the event of death during ill-health retirement, a spouse’s pension of two-thirds of the ill-health pension will be payable for the duration of the spouse’s lifetime. Additionally, a children’s pension equal to 20 per cent of the ill-health pension will be payable for the first child or 33 per cent if there are two or more children, with the resultant pension amounts to be shared equally between the children, until the first child ceases being in full-time education or the age of 23, whichever occurs first.

Benefits accrued by the executive in retirement arrangements before 1 January 2003 will be payable in addition to those described above.

These arrangements apply to each of the Specified Executives except for Marius Kloppers who retained his previous pension promise of one-thirtieth of base salary for each year of service.

5. Non-executive Directors

5.1 Remuneration policy

The whole of the Board assumes responsibility for establishing the remuneration policy for non-executive Directors. The Remuneration Committee sets the remuneration for the Chairman. The shareholders fix the aggregate sum that can be applied to non-executive Director remuneration including the remuneration of the Chairman. The aggregate sum available to remunerate non-executive Directors is currently A$3 million.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

considerable travel burden imposed on members of the Board. The Board is conscious that just as the Group must set remuneration levels to attract and retain talented executives, so it must also ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to effectively contribute to a high-performing Board. Fees are denominated in US dollars and are reviewed annually.

Non-executive Directors are not eligible to participate in any of the Group’s incentive arrangements.

A standard letter of engagement has been developed for non-executive Directors and is available on the website at www.bhpbilliton.com/aboutus/governance. Dates of appointment appear on pages 31 to 33 in the 2005 BHP Billiton Group Annual Financial Statements.

Each non-executive Director is appointed subject to periodic re-election by the shareholders (see page 36 of the Corporate Governance Statement in the 2005 BHP Billiton Group Annual Financial Statements for an explanation of the re-appointment process). There are no provisions in any of the non-executive Director’s appointment arrangements for compensation payable on early termination of their directorship.

Remuneration for non-executive Directors is reviewed on an annual basis. Following the review of remuneration for 2005 the elements of remuneration, effective 1 September 2005, are as follows:

Non-executive Directors’ remuneration

US dollars	At 1 September 2005	At 1 July 2004
Base fee	100 000	85 000

Plus additional fees for:

Senior Independent Director of BHP Billiton Plc	20 000	20 000

Committee Chairmanship: • Audit • Sustainability and Remuneration • Nomination	40 000 25 000 No additional fees	40 000 25 000 No additional fees

Committee membership: • Audit • Sustainability and Remuneration • Nomination	20 000 15 000 No additional fees	20 000 15 000 No additional fees

Travel allowance: • Greater than three hours but less than 12 • Greater than 12 hours	3 000 7 500	2 000 5 000

Chairman’s remuneration

US dollars	At 1 September 2005	At 1 July 2004
Fees	700 000	450 000

5.2 Remuneration paid

Remuneration for the year ended 30 June 2005

						Subtotal UK GAAP			Total Australian GAAP
US dollars	Fees	Committee Chair fees	Committee member - ship fees	Travel allowances	Other benefits	2005	2004	Retirement benefits (3)	2005	2004
Don Argus	450 000	—	—	15 000	1 847	466 847	244 500	23 388	490 235	257 160
David Brink	85 000	25 000	20 000	29 000	3 924	162 924	100 119	—	162 924	100 119
John Buchanan	105 000	25 000	—	22 000	4 547	156 547	108 500	—	156 547	108 500
Michael Chaney (1)	85 000	—	—	18 000	87	103 087	80 826	4 421	107 508	83 991
Carlos Cordeiro (2)	14 369	—	—	7 000	—	21 369	—	—	21 369	—
David Crawford	85 000	40 000	–	15 000	3 769	143 769	101 000	6 497	150 266	104 561
David Jenkins	85 000	—	35 000	22 000	—	142 000	110 000	—	142 000	110 000
Lord Renwick	85 000	—	15 000	7 000	—	107 000	73 000	—	107 000	73 000
John Schubert	85 000	—	15 000	15 000	1 651	116 651	80 500	5 199	121 850	83 665

(1)	Fees payable to Michael Chaney were paid to his employer Wesfarmers Limited until 12 July 2005, when he retired from that company.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

(2)	Appointed 3 February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed by the Board on 26 August. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other Directors and senior executives, he was in possession of unpublished, price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the whole of the period that was available to him to comply. During the period for which Mr Cordeiro did not hold office as a Director he attended meetings by invitation. In addition to the fees disclosed in the table, Mr Cordeiro was paid US$27 542 during the period in which he was not a member of the Board.
(3)	BHP Billiton Limited contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.

5.3 Retirement benefits

The following table sets out the accrued retirement benefits under the now closed Retirement Plan of BHP Billiton Limited, together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US dollars

Name	Completed years of service at 30 June 2005	Increase in lump sum entitlement during the year (1)	Lump sum entitlement at
			30 June 2005	30 June 2004
Don Argus	8	206 991	1 286 761	1 079 770
Michael Chaney	10	54 606	339 742	285 135
David Crawford	11	59 453	361 232	301 779
David Jenkins	5	31 080	219 675	188 595
John Schubert	5	29 685	173 426	143 741

(1)	On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual to the date of closure, together with application of the earnings rate and foreign exchange impact.

6. Aggregate Directors’ Remuneration

Aggregate remuneration of executive and non-executive Directors of BHP Billiton in accordance with UK Generally Accepted Accounting Principles

US dollars (million)	2005	2004
Emoluments	10	8
Termination payments	0	0
Awards vesting under long-term incentive plans	4	1
Gains on exercise of options	0	1

Total	14	10

7. Appendices

7.1 Summary of long-term incentive plans

The long-term incentive plans in which the executive Directors have unvested or unexercised awards at the date of this Report are summarised in the table below.

	Employee Share Plan 2000 (ESP 2000) (1)	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001) (1)	Medium Term Incentive Plan 2001 (MTI 2001) & Co-Investment Plan 2001 (CIP 2001) (2)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares	Long Term Incentive Plan (LTIP) 2004 Performance Shares
Performance measurement From To	3 April 2000 2 April 2003	1 October 2001 30 September 2004	1 October 2001 30 September 2005	1 July 2002 30 June 2005	1 July 2003 30 June 2006	1 July 2004 30 June 2009

Retesting available (i.e. a further opportunity to test performance after the first performance period has ended)	Yes, monthly until 2 April 2010	No	No	No	No	No

TSR performance condition	BHP Billiton Limited TSR compared to ASX 100 and global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group

Inflationary performance condition	No	Yes (3)	Yes (3)	Yes (4)	Yes (4)	No

Vesting schedule (upper and lower range)	< 41 percentile – 0% > 60 percentile – 100%	< 10th position – 0% > 4th position – 100% (5)	< 10th position – 0% > 4th position – 125% (6)	< 50th percentile – 0% 85th–100 percentile – 100%	< 50th percentile – 0% 85th– 100 percentile – 100%	< = median TSR – 0% Exceeds median TSR (outperformance) – 100% Between median and outperformance – pro-rated between 0% and 100%

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

7.1 Summary of long-term incentive plans continued

	Employee Share Plan 2000 (ESP 2000) (1)	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001) (1)	Medium Term Incentive Plan 2001 (MTI 2001) & Co- Investment Plan 2001 (CIP 2001)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares	Long Term Incentive Plan (LTIP) 2004 Performance Shares
Plan status	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Performance period not yet concluded	Performance period concluded on 30 June 2005 and will vest in August 2005	Performance period not yet concluded	Performance period not yet concluded

Expiry date if exercisable	April 2010 (7)	September 2011 (7)	April 2006 (7)	August 2008	August 2009	August 2014

Comparator Group: (8)
ASX 100	X
Alcan		X	X	X	X	X
Alcoa		X	X	X	X	X
Alumina		X	X	X	X	X
Anglo American		X	X	X	X	X
Arcelor	X
Barrick Gold		X	X	X	X
BG Group						X
BP						X
Compania Vale do Rio Doce		X	X	X	X	X
Conoco Phillips	X	X	X	X	X	X
Corus Group	X
Exxon Mobil						X
Freeport-McMoRan	X	X	X	X	X	X
Impala						X
Inco		X	X	X	X	X
LTV	X
Marathon Oil	X	X	X	X	X	X
Newmont Mining		X	X	X	X	X
Noranda	X	X	X	X	X	X
Norilsk						X
Nucor	X
Phelps Dodge	X	X	X	X	X	X
Placer Dome		X	X	X	X
Rio Tinto	X	X	X	X	X	X
Shell						X
Total Fina Elf	X					X
Unocal	X	X	X	X	X	X
US Steel	X
Woodside Petroleum	X	X	X	X		X
Xstrata				X	X	X

Further details of all incentive plans, including the number of participants in those plans, are contained in note 23.

(1)	Although the awards under this plan have vested, the executive Directors have not yet exercised their awards and still retain an interest in the plan.
(2)	The first performance period ended 30 September 2003. At that time, participants had the option to remain with the plan and enter a second performance period or leave the plan. The second performance period is a further two years ending on 30 September 2005.
(3)	The TSR growth targets will be satisfied if the compound TSR growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

(4)	The EPS growth targets will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.
(5)	The percentage of performance rights that vest under the PSP 2001 will not be greater than the percentage of the Share award that vests under the RSS 2001 and vice versa.
(6)	The first performance period ended on 30 September 2003 when 60 per cent (out of a maximum of 80 per cent) Shares vested. At that time, participants had the option to remain with the plan and enter a second performance period or leave the plan. In respect of the second performance period >4th position will mean 125 per cent of those Shares vest. The percentage of performance rights that vest under the MTI 2001 will not be greater than the percentage of the Share award that vests under the CIP 2001 and vice versa.
(7)	Expiry date will be earlier if employment ceases.
(8)	From publicly available data.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

7.2 Notes to the remuneration tables for the executive Directors and Specified Executives (Sections 3.1.3, 3.2.3 and 4.2 above)

Dividend Equivalent Payment

Awards of 2004 GIS Deferred Shares and Options (under the amended scheme), 2005 GIS Deferred Shares, Options and 2004 LTIP Performance Shares are entitled to a payment in lieu of dividends. This Dividend Equivalent Payment is equal to the amount that would have been earned over the performance or retention period and will be made on transfer of shares to the participant.

Other benefits

Includes medical insurance, professional fees, payout of unused leave entitlements, life assurance-related benefits, car allowance and relocation allowance and expenses where applicable.

Retirement benefits

Mr Goodyear is entitled to receive 48 per cent of his salary in the form of retirement benefits. He has elected to defer receipt and participate in the Group’s Retirement Savings Plan.

The estimated benefit in respect of pensions includes contributions payable in respect of defined benefit and defined contribution arrangements and actual/notional contributions (for Mr Salamon and the Specified Executives) that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Salamon are set out on page 50 in the 2005 BHP Billiton Group Annual Financial Statements. Mr Salamon’s benefits are fully accrued by 1 April 2005 and therefore the 2005 cost reflects only nine months’ accrual. A new funding valuation has been carried out since the last Report and the 2005 monthly cost of accrual reflects the increased contribution rate based on the revised assumptions adopted.

Deferred Shares

This represents the estimated fair value of Deferred Shares earned in the year. The fair value of Deferred Shares is estimated at grant date by discounting the total value of the Shares that will be issued in the future using the risk-free interest rate for the term of the vesting period.

The actual Deferred Shares will be awarded to Messrs Goodyear and Salamon subject to approval by shareholders at the annual general meetings in 2005. Participants can elect to receive Options instead of Deferred Shares or a combination of both. In the case of Deferred Shares, the only vesting condition is for participants to remain in the employment of the Group for two further years. Accordingly, the number of Shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The value of the Shares forms part of the at risk remuneration appearing throughout the note, which are therefore estimates.

Share-based compensation long term

The amount in respect of long-term Share-based compensation represents the estimated value of awards granted under the GIS and LTIP. The estimated value has been calculated using a Monte Carlo simulation methodology taking account of Performance Hurdles. Details of the outstanding awards and awards vesting in the year are set out in sections 3.1.4, 3.2.4 and 4.4 of this note. The estimated value of the award made in any year is allocated in equal amounts to each of the years during the performance period.

Adjustment for Australian GAAP

In accordance with UK GAAP, 100 per cent of the estimated Dividend Equivalent Payments receivable over the vesting period related to the 2004 and 2005 GIS Deferred Shares are included in the remuneration in the column headed ‘Dividend equivalent payment value’. Dividend Equivalent Payments related to the 2004 LTIP performance shares will be recognised in remuneration when the cash payment is received. Under Australian GAAP, total estimated Dividend Equivalent Payments receivable are included over the vesting period.

The column headed ‘Adjustment for Australian GAAP’ represents the difference between the measurement methods. Hence the addition of the columns headed ‘Value of Deferred Shares’, ‘Dividend equivalent payment value’ and ‘Adjustment for Australian GAAP’ represents the remuneration associated with Deferred Shares and Dividend Equivalent payments under Australian GAAP.

2004 equity compensation

Amounts in respect of the estimated value of 2004 equity compensation have been restated and have been calculated on a comparable basis to the valuations performed at 30 June 2005. This restatement is largely due to the application of AASB 1046A which has resulted in the estimated value of awards granted under long-term incentive schemes now being calculated using a Monte Carlo simulation methodology which takes account of Performance Hurdles.

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

Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, the assessment of impairments and the assessment of valuation allowances against deferred tax assets) that are based on reserve estimates are also subject to change.

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other producing reservoirs in the immediate area. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In certain deepwater Gulf of Mexico fields proved reserves have been determined before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting those tests. In these fields other industry-accepted technologies have been used that are considered to provide reasonably certain estimates of productivity. Historically, actual production levels have validated the BHP Billiton Group’s proved reserves estimated by these methods.

The table below details estimated oil, condensate, LPG and gas reserves at 30 June 2005, 30 June 2004 and 30 June 2003 with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty, fuel and flare volumes. Reserves include quantities of oil, condensate and LPG which will be produced under several production and risk sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2005, approximately 12 per cent (2004: 17 per cent; 2003: 19 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil per cent (2004: nil; 2003: nil) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

(millions of barrels)	Australia/Asia	Americas	UK/Middle East	Total
Proved developed and undeveloped oil, condensate and LPG reserves (a)
Reserves at 30 June 2002	329.0	160.7	108.9	598.6
Improved recovery	—	—	0.1	0.1
Revisions of previous estimates	52.2	(12.2)	12.2	52.2
Extensions and discoveries	0.5	10.1	3.9	14.5
Purchase/sales of reserves	—	—	—	—
Production (b)	(55.1)	(6.6)	(11.7)	(73.4)

Total changes	(2.4)	(8.7)	4.5	(6.6)

Reserves at 30 June 2003	326.6	152.0	113.4	592.0
Improved recovery	—	—	—	—
Revisions of previous estimates	20.2	(2.6)	(9.5)	8.1
Extensions and discoveries	0.4	11.0	1.1	12.5
Purchase/sales of reserves	—	(4.0)	—	(4.0)
Production (b)	(46.3)	(7.6)	(14.1)	(68.0)

Total changes	(25.7)	(3.2)	(22.5)	(51.4)

Reserves at 30 June 2004	300.9	148.8	90.9	540.6
Improved recovery	—	—	—	—
Revisions of previous estimates	24.5	(1.7)	(1.3)	21.5
Extensions and discoveries	7.2	43.5	—	50.7
Purchase/sales of reserves	(9.2)	—	—	(9.2)
Production (b)	(38.7)	(7.6)	(14.7)	(61.0)

Total changes	(16.2)	34.2	(16.0)	2.0

Reserves at 30 June 2005 (c)	284.7	183.0	74.9	542.6

Proved developed oil, condensate and LPG reserves (a)
Reserves at 30 June 2002	233.1	15.9	30.2	279.2
Reserves at 30 June 2003	227.8	9.9	24.5	262.2
Reserves at 30 June 2004	201.9	5.4	54.8	262.1
Reserves at 30 June 2005	180.5	18.3	74.5	273.3

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

(a)	In Bass Strait, the North West Shelf, Ohanet and the North Sea, LPG is extracted separately from crude oil and natural gas.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and LPG reserves include 11.3 million barrels derived from probabilistic aggregation procedures.

(billions of cubic feet)	Australia/Asia (a)	Americas	UK/Middle East	Total
Proved developed and undeveloped natural gas reserves
Reserves at 30 June 2002	4 500.8	154.0	489.2	5 144.0
Improved recovery	—	—	16.7	16.7
Revisions of previous estimates	404.1	4.9	(7.0)	402.0
Extensions and discoveries	188.9	10.2	—	199.1
Purchases/sales of reserves	—	—	—	—
Production (b)	(189.2)	(21.8)	(79.9)	(290.9)

Total changes	403.8	(6.7)	(70.2)	326.9

Reserves at 30 June 2003	4 904.6	147.3	419.0	5 470.9
Improved recovery	—	—	—	—
Revisions of previous estimates	114.6	2.2	(10.0)	106.8
Extensions and discoveries	51.6	4.6	—	56.2
Purchases/sales of reserves	—	(32.8)	—	(32.8)
Production (b)	(222.9)	(20.5)	(77.0)	(320.4)

Total changes	(56.7)	(46.5)	(87.0)	(190.2)

Reserves at 30 June 2004	4 847.9	100.8	332.0	5 280.7
Improved recovery	—	—	—	—
Revisions of previous estimates	237.3	3.1	(29.9)	210.5
Extensions and discoveries	177.0	27.6	—	204.6
Purchases/sales of reserves	(165.8)	—	—	(165.8)
Production (b)	(275.7)	(14.6)	(57.6)	(347.9)

Total changes	(27.2)	16.1	(87.5)	(98.6)

Reserves at 30 June 2005 (c)	4 820.7	116.9	244.5	5 182.1

Proved developed natural gas reserves
Reserves at 30 June 2002	2 455.1	79.9	481.9	3 016.9
Reserves at 30 June 2003	2 560.4	64.8	397.1	3 022.3
Reserves at 30 June 2004	2 539.7	20.1	310.0	2 869.8
Reserves at 30 June 2005	2 621.4	15.1	239.3	2 875.8

(a)	Production for Australia includes gas sold as LNG and as liquefied ethane.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 190.6 billion cubic feet derived from probabilistic aggregation procedures.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

Capitalised costs incurred relating to oil and gas exploration and production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and impairments.

	Australia/Asia	Americas	UK/Middle East	Total
	US$M	US$M	US$M	US$M
Capitalised cost
2005
Unproved properties	77	447	9	533
Proved properties	4 588	2 404	3 376	10 368

Total costs (a)(b)	4 665	2 851	3 385	10 901
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2 415)	(761)	(2 072)	(5 248)

Net capitalised costs	2 250	2 090	1 313	5 653

2004
Unproved properties	48	392	6	446
Proved properties	4 655	1 693	3 283	9 631

Total costs (a)(b)	4 703	2 085	3 289	10 077
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2 509)	(609)	(1 807)	(4 925)

Net capitalised costs	2 194	1 476	1 482	5 152

2003
Unproved properties	31	255	6	292
Proved properties	4 312	1 229	2 961	8 502

Total costs (a)(b)	4 343	1 484	2 967	8 794
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2 373)	(582)	(1 428)	(4 383)

Net capitalised costs	1 970	902	1 539	4 411

(a)	Includes US$286 million (2004: US$286 million; 2003: US$286 million) attributable to prior year revaluations of fixed assets above historical costs and related accumulated amortisation thereof of US$237 million (2004: US$232 million; 2003: US$228 million).
(b)	Includes US$142 million (2004: US$132 million; 2003: US$127 million) attributable to capitalised exploration, evaluation and development expenditures, which would be expensed under US GAAP and related accumulated amortisation thereof of US$91 million (2004: US$89 million; 2003: US$88 million).
(c)	Includes US$8 million (2004: US$8 million; 2003: US$8 million) of exploration costs previously capitalised now written off as impaired, which would not have been written off under US GAAP.

Costs incurred relating to oil and gas exploration and production activities

The following table shows costs incurred relating to oil and gas exploration and production activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activities and drilling of exploratory wells. Development costs were all incurred to develop booked proved undeveloped reserves.

	Australia/Asia	Americas	UK/Middle East	Total
	US$M	US$M	US$M	US$M
2005
Acquisitions of unproved property	—	2	—	2
Exploration (a)	67	292	19	378
Development	238	669	78	985

Total costs (b)	305	963	97	1 365

2004
Acquisitions of unproved property	—	27	—	27
Exploration (a)	57	242	14	313
Development	353	426	137	916

Total costs (b)	410	695	151	1 256

2003
Acquisitions of unproved property	—	18	—	18
Exploration (a)	41	155	28	224
Development	304	315	236	855

Total costs (b)	345	488	264	1 097

(a)	Represents gross exploration expenditure.
(b)	Total costs include US$1 165 million (2004: US$1 080 million; 2003: US$943 million) capitalised during the year.

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

Revenues are reflected net of royalties but before deduction of production taxes. Revenues include sales to affiliates but amounts are not significant.

	Australia/Asia	Americas	UK/Middle East	Total
	US$M	US$M	US$M	US$M
2005
Oil and gas revenue	2 693	441	838	3 972
Production costs	(328)	(58)	(109)	(495)
Exploration expenses (a)	(38)	(149)	(15)	(202)
Depreciation, depletion and amortisation (a)	(213)	(150)	(237)	(600)
Production taxes	(627)	(33)	(22)	(682)

	1 487	51	455	1 993
Income taxes	(460)	(21)	(181)	(662)

Results of oil and gas producing activities (b)	1 027	30	274	1,331

2004
Oil and gas revenue	2 171	350	706	3 227
Production costs	(240)	(46)	(114)	(400)
Exploration expenses (a)	(36)	(131)	(14)	(181)
Depreciation, depletion and amortisation (a)	(188)	(143)	(244)	(575)
Production taxes	(524)	(26)	(4)	(554)

	1 183	4	330	1 517
Income taxes	(330)	(6)	(121)	(457)

Results of oil and gas producing activities (b)	853	(2)	209	1 060

2003
Oil and gas revenue	2 131	289	541	2 961
Production costs	(297)	(50)	(86)	(433)
Exploration expenses (a)	(25)	(101)	(28)	(154)
Depreciation, depletion and amortisation (a)	(193)	(138)	(219)	(550)
Production taxes	(523)	(15)	(5)	(543)

	1 093	(15)	203	1 281
Income taxes	(342)	9	(75)	(408)

Results of oil and gas producing activities (b)	751	(6)	128	873

(a)	Exploration expenses exclude capitalised exploration, evaluation and development expenditures of US$11 million (2004: US$5 million; 2003: US$2 million) which would have been expensed under US GAAP. In a related manner, depreciation is higher in 2005 by US$1 million (2004: US$1 million; 2003: US$1 million) than that determined under US GAAP. In addition, exploration expenses include US$nil (2004: US$nil; 2003: US$8 million) of expenditure previously capitalised now written off which would not have not been written off under US GAAP.
(b)	Amounts shown exclude general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 3 to the financial statements. There are no equity minority interests.

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

The Standardised measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production at prices in effect at year end to derive future cash inflows. Future price increases may be considered only to the extent that they are provided by fixed contractual arrangements in effect at year end and are not dependent upon future inflation or exchange rate changes.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

Future cash inflows are then reduced by future costs of producing and developing the year end proved reserves based on costs in effect at year end without regard to future inflation or changes in technology or operating practices. Future development costs include the costs of drilling and equipping development wells and construction of platforms and production facilities to gain access to proved reserves owned at year end. They also include future costs, net of residual salvage value, associated with the abandonment of wells, dismantling of production platforms and restoration of drilling sites. Future cash inflows are further reduced by future income taxes based on tax rates in effect at year end and after considering the future deductions and credits applicable to proved properties owned at year end. The resultant annual future net cash flows (after deductions of operating costs including resource rent taxes, development costs and income taxes) are discounted at 10 per cent per annum to derive the Standardised measure.

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

	Australia/Asia	Americas	UK/Middle East	Total
	US$M	US$M	US$M	US$M
Standardised measure
2005
Future cash inflows	29 356	10 107	4 749	44 212
Future production costs	(10 402)	(1 242)	(1 146)	(12 790)
Future development costs (a)(b)	(3 467)	(1 633)	(326)	(5 426)
Future income taxes	(4 583)	(1 962)	(1 101)	(7 646)

Future net cash flows	10 904	5 270	2 176	18 350
Discount at 10% per annum	(4 989)	(1 956)	(473)	(7 418)

Standardised measure	5 915	3 314	1 703	10 932

2004
Future cash inflows	24 463	5 747	3 973	34 183
Future production costs	(8 298)	(818)	(984)	(10 100)
Future development costs (a)(b)	(2 874)	(1 302)	(307)	(4 483)
Future income taxes	(3 888)	(978)	(801)	(5 667)

Future net cash flows	9 403	2 649	1 881	13 933
Discount at 10% per annum	(4 444)	(1 019)	(449)	(5 912)

Standardised measure	4 959	1 630	1 432	8 021

2003
Future cash inflows	21 689	4 992	4 107	30 788
Future production costs	(7 922)	(837)	(1 013)	(9 772)
Future development costs	(2 945)	(1 326)	(242)	(4 513)
Future income taxes	(3 143)	(865)	(620)	(4 628)

Future net cash flows	7 679	1 964	2 232	11 875
Discount at 10% per annum	(3 816)	(745)	(856)	(5 417)

Standardised measure	3 863	1 219	1 376	6 458

(a)	Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2005 are estimated to be US$1 332 million and this amount has been included in the Standardised measure calculation.
(b)	Future costs to develop proved undeveloped reserves over the next three years are expected to be US$1 217 million (2006), US$907 million (2007) and US$457 million (2008).

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

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

	2005	2004	2003
	US$M	US$M	US$M
Changes in the Standardised measure
Standardised measure – beginning of period	8 021	6 458	5 480
Revisions:
Prices, net of production costs	4 672	2 584	1 041
Revisions of quantity estimates (a)	397	87	971
Accretion of discount	1 136	912	789
Changes in production timing and other (b)	(675)	(115)	(1 020)

	13 551	9 926	7 261
Sales of oil and gas, net of production costs	(2 795)	(2 273)	(1 985)
Sales of reserves-in-place	(230)	(23)	—
Development costs incurred which reduced previously estimated development costs	985	916	855
Extensions and discoveries, net of future costs	751	155	577
Changes in future income taxes	(1 330)	(680)	(250)

Standardised measure – end of period	10 932	8 021	6 458

(a)	Changes in reserves quantities are shown in the Oil and Gas Reserves tables.
(b)	Includes the effect of foreign exchange and changes in future development costs.

Production

The table below details the historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the three years ended 30 June 2005, 30 June 2004 and 30 June 2003. Volumes and tonnages of marketable production are reported, after deduction of applicable royalties, fuel and flare.

	2005	2004	2003
Crude oil and condensate production (millions of barrels)
Australia/Asia	31.1	38.9	48.0
Americas	7.6	7.5	7.1
Europe/Middle East	12.1	11.6	10.8

Total	50.8	58.0	65.9

Natural gas production (billions of cubic feet)
Australia/Asia (Domestic)	189.8	165.3	126.4
Australia/Asia (LNG) (leasehold production) (a)	83.1	60.8	62.0
Americas	15.0	20.6	20.6
Europe/Middle East	57.8	77.6	72.2

Total	345.7	324.3	281.2

Liquefied petroleum gas (LPG) production (b) (thousand tonnes)
Australia/Asia (leasehold production)	640.1	652.8	644.2
Europe/Middle East (leasehold production)	220.0	200.7	98.9

Total	860.1	853.5	743.1

Ethane production (thousand tonnes)
Australia/Asia (leasehold production)	101.5	94.3	94.9

Total petroleum products production (millions of barrels of oil equivalent) (c)	119.0	122.5	121.8

Average sales price
Oil and condensate (US$ per barrel)	47.16	32.24	28.14
Natural gas (US$ per thousand cubic feet)	2.98	2.62	2.21

Average production cost (d)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	9.89	7.78	8.01
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	4.16	3.27	3.55

(a)	LNG consists primarily of liquefied methane.
(b)	LPG consists primarily of liquefied propane and butane.
(c)	Total barrels of oil equivalent (boe) conversions based on the following:

6 000 scf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

(d)	Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties. Average production costs also include the foreign exchange effect of translating local currency denominated costs and secondary taxes into US dollars.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

Accounting for suspended exploratory well costs

Refer to Accounting Policies “Exploration, evaluation and development expenditure” for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The adoption of FSP 19-1 “Accounting for suspended well costs” prospectively from 1 July 2002 would not have material effect on the results of operations for the financial years ended 30 June 2003, 2004 and 2005 respectively.

The following table presents the changes to capitalised exploratory-well costs that were pending the determination of proved reserves for the three years ended 30 June 2005, 30 June 2004 and 30 June 2003.

	2005	2004	2003
Movement in capitalised exploratory well costs
Balance at the beginning of period	202.9	159.1	82.3
Additions to capitalised exploratory well costs pending the determination of proved reserves	121.9	82.2	93.6
Capitalised exploratory well costs charged to expense	(2.5)	(5.4)	(8.0)
Reclassifications to development	(62.7)	(33.0)	(10.2)
Other changes	(2.2)	—	1.4

Balance at the end of the year	257.4	202.9	159.1

The following table provides an aging of capitalised exploratory-well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs have been capitalised for a period greater than one year since the completion of drilling:

	2005	2004	2003
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	205.6	137.1	125.7
Exploratory well costs capitalised for a period greater than one year	51.8	65.8	33.4

Balance at the end of the year	257.4	202.9	159.1

Number of projects that have been capitalised for a period greater than one year	5	5	2

At 30 June 2005 there were no exploratory wells in areas where major capital expenditures will be required and no further exploratory drilling is planned.

Included in capitalised exploratory well costs at 30 June 2005 was $10.8 million related to exploratory wells that were associated with areas not requiring major capital expenditure before production could begin, where more than one year has elapsed since the completion of drilling. These wells form part of the North West Shelf joint ventures long term development plans and will be developed when reserves are required.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorised.

Date: 3 October 2005

/s/ CHRISTOPHER LYNCH

(Signature)

Chief Financial Officer

(Title)