Form 20-F
period 2006-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2006-09-25
CIK 811809, 1171264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2006

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

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,495,949,933	2,468,147,002

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐     Non-accelerated filer  ☐

Form 20-F item cross reference table

Item Number	Description	Report page reference
1.	Identity of directors, senior management and advisors	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key Information
A	Selected financial information	4-5
B	Capitalisation and indebtedness	Not applicable
C	Reasons for the offer and use of proceeds	Not applicable
D	Risk factors	6-8
4.	Information on the company
A	History and development of the company	10-11
B	Business overview	11-59
C	Organisational structure	60-61
D	Property, plant and equipment	12-17, 19-23, 25-28, 30-35, 37-46, 62-78
4A.	Unresolved staff comments	There are no unresolved staff comments.
5.	Operating and financial review and prospects
A	Operating results	85-96
B	Liquidity and capital resources	96-100
C	Research and development, patents and licenses etc	52-53
D	Trend information	81-84
E	Off-balance sheet arrangements	100
F	Tabular disclosure of contractual obligations	101
6.	Directors, senior management and employees
A	Directors and senior management	103-107, 113-117
B	Compensation	127-149
C	Board practices	102-103, 107-113, 118-125
D	Employees	59-60
E	Share ownership	143-145, 156
7.	Major shareholders and related party transactions
A	Major shareholders	162
B	Related party transactions	174
C	Interests of experts and counsel	Not applicable
8.	Financial Information
A	Consolidated statements and other financial information	F-1-F-115, 159-162
B	Significant changes	101
9.	The offer and listing
A	Offer and listing details	163-164
B	Plan of distribution	Not applicable
C	Markets	163
D	Selling shareholders	Not applicable
E	Dilution	Not applicable
F	Expenses of the issue	Not applicable
10.	Additional Information
A	Share capital	Not applicable
B	Memorandum and articles of association	170-173
C	Material contracts	174
D	Exchange controls	166
E	Taxation	167-170
F	Dividends and paying agents	Not applicable
G	Statement by experts	Not applicable
H	Documents on display	174
I	Subsidiary information	174
11.	Quantitative and qualitative disclosures about market risk	99
12.	Description of securities other than equity securities	Not applicable
13.	Defaults, dividend arrearages and delinquencies	There have been no defaults, arrearages or delinquencies
14.	Material modifications to the rights of security holders and use of proceeds	There have been no material modifications to the rights of security holders since our last Annual Report
15.	Controls and procedures	125
16
16A.	Audit committee financial expert	105
16B.	Code of ethics	117-118
16C.	Principal accountant fees and services	125-126
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	165-166
17.	Financial statements	Not applicable as Item 18 complied with
18.	Financial statements	F-1-F-115
19	Exhibits	175

1. KEY INFORMATION

Selected financial information

The selected financial information for BHP Billiton reflects the combined operations of both BHP Billiton Limited and BHP Billiton Plc and has been derived from the 2006 financial statements. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to the 2006 financial statements and notes thereto. For the first time in 2005-06, the BHP Billiton Group’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and, as such, the basis of preparation is different to that of the most recent comparative year’s annual financial report. The 2004-05 comparatives have been restated accordingly. IFRS differ in certain aspects from US Generally Accepted Accounting Principles (GAAP). Details of the principal differences between IFRS and US GAAP are set out in note 39 ‘US Generally Accepted Accounting Principles disclosures’ in the financial statements. The BHP Billiton Group publishes its consolidated financial statements in US dollars.

One of our jointly controlled entities, Minera Escondida Limitada meets the definition of a significant unconsolidated subsidiary in accordance with Rule 3-09 of Regulation S-X. Accordingly, the financial statements of Minera Escondida Limitada will be filed with the SEC as soon as available, but no later than 31 December 2006.

Amounts in accordance with IFRS US$M except per share data	30 June
	2006	2005
Consolidated Income Statement
Revenue together with share of jointly controlled entities’ revenue	39,099	31,150
Less: share of jointly controlled entities’ external revenue included above	(6,946)	(4,428)

Revenue	32,153	26,722
Profit from operations	14,671	9,271
Profit attributable to members of BHP Billiton Group	10,450	6,396

Dividends per ordinary share – paid during the period (US cents)	32.0	23.0
Dividends per ordinary share – declared in respect of the period (US cents)	36.0	28.0
Earnings per ordinary share (basic) (US cents) (a)	173.2	104.4
Earnings per ordinary share (diluted) (US cents) (a)	172.4	104.0
Number of ordinary shares (millions)
- At period end	5,964	6,056
- Weighted average	6,035	6,124
- Diluted	6,066	6,156

Consolidated Balance Sheet
Total assets	48,516	41,843
Share capital	3,242	3,363
Total equity attributable to members of BHP Billiton Group	24,218	17,575

	30 June
Amounts in accordance with US GAAP (US$M except per share data)	2006	2005	2004	2003	2002
Consolidated Income Statement
Sales revenue	32,153	26,722	22,887	15,608	13,552
Operating income	9,043	6,554	3,489	2,780	1,698
Net income – total	9,783	6,388	2,716	1,581	1,249
Net income – from continuing operations	9,783	6,388	2,716	1,576	1,513
Net income/(loss) – from discontinued operations	—	—	—	5	(264)

Per ordinary share (a):
Net income attributable to members
- Basic – from continuing operations (US cents)	159.7	104.3	43.7	25.5	25.1
- Diluted – from continuing operations (US cents)	158.9	103.7	43.5	25.4	25.0
- Basic – from discontinued operations (US cents)	—	—	—	—	(4.4)
- Diluted – from discontinued operations (US cents)	—	—	—	—	(4.4)
- Basic – total (US cents)	159.7	104.3	43.7	25.5	20.7
- Diluted – total (US cents)	158.9	103.7	43.5	25.4	20.6
Per American Depositary Share (ADS):
Net income attributable to members
- Basic – total	319.4	208.6	87.4	51.0	41.4
- Diluted – total	317.8	207.4	87.0	50.8	41.2

Consolidated Balance Sheet
Total assets	53,317	46,861	36,675	35,001	35,795
Share capital	3,242	3,363	3,603	3,537	4,895
Total equity attributable to members of BHP Billiton Group	27,839	22,004	18,802	16,832	17,147

(a)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Plc and BHP Billiton Limited after deduction of the number of shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Trust, the BHP Performance Share Plan Trust and the BHP Bonus Equity Plan Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are shares and options contingently issuable under Employee Share Ownership Plans.
(b)	On 1 July 2005, we changed our US accounting policy for pension and other post retirement benefits. Details of the impact on the 2005-06 year, and pro forma disclosures for the 2004-05 year had the policy been applied, are set out in note 39 ‘US Generally Accepted Accounting Principles disclosures’ in the financial statements. Had the change in policy been applied to previous years, the impact on net income would not have been material in the 2003-04, or 2002-03 years, and would have had an impact of US$200 million in the 2001-02 year. The impact on earnings per share would have been an increase of 0.6 US cents per share in 2003-04, and decreases of 1.4 and 3.3 US cents per share in 2002-03 and 2001-02 respectively.

Risk factors

We believe that, because of the international scope of our operations and the industries in which we are engaged, numerous factors have an effect on our results and operations. The following describes the material risks that could affect the BHP Billiton Group.

Fluctuations in commodity prices may negatively impact our results

The prices we obtain for our oil, gas, minerals and other commodities are determined by, or linked to, prices in world markets, which have historically been subject to substantial variations because of fluctuations in supply and demand. The influence of hedge and other financial investment funds participating in commodity markets has increased in recent years contributing to higher levels of price volatility. We expect that volatility in prices for most of our commodities will continue for the foreseeable future. This volatility creates the risk that our operating results will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

Our profits may be negatively affected by currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate. Fluctuations in the exchange rates of those currencies may have a significant impact on our financial results. The US dollar is the currency in which the majority of our sales are denominated. Operating costs are influenced by the currencies of those countries where our mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian dollar, South African rand, Chilean peso, Brazilian real and US dollar are the most important currencies influencing our operating costs. Given the dominant role of the US currency in our affairs, the US dollar is the currency in which the BHP Billiton Group measures its financial performance. It is also the natural currency for borrowing and holding surplus cash. We do not generally believe that active currency hedging provides long-term benefits to our shareholders. We may consider currency protection measures appropriate in specific commercial circumstances, subject to strict limits established by our Boards. Therefore, in any particular year, currency fluctuations may have a significant impact on our financial results.

Failure to discover new reserves or enhance existing reserves could negatively affect our results and financial condition

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

Health, safety and environmental exposures and related regulations may impact our operations and reputation negatively

The nature of the industries in which we operate means that our activities are highly regulated by health, safety and environmental laws. As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses.

The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol. The European Union Emissions Trading System (EU ETS), which came into effect on 1 January 2005, has had an impact on greenhouse gas and energy intensive businesses based in the EU. Our Petroleum assets in the UK are currently subject to the EU ETS as are our EU based customers. Elsewhere there is existing and emerging regulation, such as the mandatory renewable energy target in Australia (which puts the onus on power producers to ensure that the national grid has 2 per cent renewable energy by the year 2020) that will affect energy prices. From a medium and long-term perspective, we are likely to see changes in the margins of our greenhouse gas intensive assets and energy intensive assets as a result of regulatory impacts in the countries where we operate. These regulatory mechanisms may be either voluntary or legislated and may impact our operations directly or indirectly via our customers. Inconsistency of regulations may also change the attractiveness of the locations of some of our assets. Assessments of the potential impact of future climate change regulation are uncertain given the wide scope of potential regulatory change in the 25 or more countries where we operate.

The European Registration, Evaluation and Authorisation of Chemicals (REACH) system is anticipated to commence operation in the first half of 2007. REACH will require manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment. The draft legislation, which is currently undergoing review as it proceeds through the European Parliament for potential enactment, contemplates a registration and authorisation process for identified uses of products. The extent to which our operations and customers are affected by these changes will not be clear until the final form of the regulations is determined. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs could negatively affect our financial results.

Our operational processes and geographic locations may be subject to operational accidents or natural catastrophes such as earthquakes, hurricanes and tsunamis.

We may continue to be exposed to increased operational costs due to the costs and lost workers’ time associated with the HIV/AIDS infection rate of our southern African workforce.

Because we operate globally, we may be affected by potential avian flu outbreaks in any of the regions in which we operate. The effects of avian flu may manifest themselves directly on employees, offices and operation or indirectly on customers and markets.

Despite our best efforts and best intentions, there remains a risk that health, safety and/or environmental incidents or accidents may occur that may negatively impact our reputation and freedom or licence to operate.

Land tenure disputes may negatively impact our operations

We operate in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. These disputes cannot always be predicted and hence there is a risk that this may cause disruption to some of our mining projects and prevent our development of new projects.

In Australia, the Native Title Act (1993) provides for the establishment and recognition of native title under certain circumstances. Like land ownership disputes, native title could negatively affect our new or existing projects.

In South Africa, the Extension of Security of Tenure Act (1997) prevents evictions from taking place in the absence of a court order. Occupiers who reside on the owner’s land with the requisite consent of the owner, have rights to remain in occupation unless they breach their statutory obligations as occupiers. A process exists for long-term occupiers to enjoy life-long tenure. However, the legislation provides for the option of provision of suitable alternative land for occupation. Furthermore, the Restitution of Land Rights Act (1994) permits dispossessed communities to reclaim land, but only where such dispossession occurred after 1913 and as a consequence of a discriminatory practice or law. Both these Acts could negatively affect new or existing projects of the BHP Billiton Group.

Actions by governments in the countries in which we operate could have a negative impact on our business

Our business could be adversely affected by new government regulation such as controls on imports, exports and prices, new forms or rates of taxation and royalties.

In South Africa, the Mineral and Petroleum Resources Development Act (2002) (MPRDA) came into effect on 1 May 2004. The law provides for the conversion of existing mining rights (so called ‘Old Order Rights’) to rights under the new regime (‘New Order Rights’) subject to certain undertakings to be made by the company applying for such conversion. These new rights will also be subject to revised state royalties in the case of certain minerals, but this is only expected to be introduced in 2009. The MPRDA also required the development of a Broad Based Socio Economic Empowerment (BBSEE) Charter, known as the Mining Charter, for the mining industry with the objectives of expanding opportunities, skills, ownership and employment for historically disadvantaged South Africans. The Mining Charter requires that mining companies achieve 15 per cent ownership by historically disadvantaged South Africans of South African mining assets within five years and 26 per cent ownership within 10 years. If we are unable to convert our South African mining rights in accordance with the MPRDA and the Mining Charter, we could lose some of those rights. We also could be adversely affected by regulatory inquiries into our business practices.

Additional risks associated with emerging markets may negatively impact some of our operations

We operate in emerging markets, which may involve additional risks that could have an adverse impact upon the profitability of an operation. These risks could include terrorism, civil unrest, nationalisation, renegotiation or nullification of existing contracts, leases, permits or other agreements, and changes in laws and policy as well as other unforeseeable risks. If one or more of these risks occurs at one of our major projects, it could have a negative effect on our operating results or financial condition.

We may not be able to successfully integrate our acquired businesses

We have grown our business in part through acquisitions. We expect that some of our future growth will stem from acquisitions. There are numerous risks encountered in business combinations and we may not be able to successfully integrate acquired businesses or generate the cost savings and synergies anticipated, which could negatively affect our financial condition and results of operations.

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

Increased reliance upon the Chinese market may negatively impact our results in the event of a slowdown in consumption

The Chinese market has become a significant source of global demand for commodities. China now represents in excess of 41 per cent of global seaborne iron ore demand, 22 per cent of copper, 22 per cent of aluminum and 16 per cent of nickel demand. China’s demand for these commodities has more than doubled in the last five years, but this demand is expected to moderate as the government pursues measures to reduce economic overheating and to increase capital efficiency.

Whilst this increase represents a significant business opportunity, our exposure to China’s economic fortunes and economic policies has increased. Sales into China generated US$6.6 billion or 16.8 per cent of revenue, including our share of jointly controlled entities’ revenue in the year ended 30 June 2006.

In recent times we have seen a synchronised global recovery, resulting in upward movement in commodity prices driven partly by China’s demand. This synchronised demand has introduced increased volatility in BHP Billiton’s commodity portfolio. Whilst this synchronised demand has, in recent periods, resulted in higher prices for the commodities we produce, if China’s economic growth slows, it could result in lower prices for our products and therefore reduce our revenues.

Inflationary pressures and shortages of skilled personnel could negatively impact our operations and expansion plans

The strong commodity cycle and large numbers of projects being developed in the resources industry led to increased demand for skilled personnel, contractors, materials and supplies and increased demands from governments. This has led, and could continue to lead to, increased capital and operating costs and difficulties in developing, acquiring and retaining skilled personnel, which may in turn adversely affect the development of new projects, the expansion of existing operations, the results of those operations and our financial condition and prospects.

Forward looking statements

This Annual Report contains forward looking statements, including statements regarding:

•	estimated reserves

•	trends in commodity prices

•	demand for commodities

•	plans, strategies and objectives of management

•	closure or divestment of certain operations or facilities (including associated costs)

•	anticipated production or construction commencement dates

•	expected costs or production output

•	the anticipated productive lives of projects, mines and facilities

•	provisions and contingent liabilities.

Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believes’, ‘expects’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition or provide other forward looking statements.

These forward looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

For example, our future revenues from our operations, projects or mines described in this Annual Report will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project or the expansion of certain facilities or mines. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; and other factors identified in the description of the risk factors above. We cannot assure you that our estimated economically recoverable reserve figures, closure or divestment of such operations or facilities including associated costs, actual production or commencement dates, cost or production output or anticipated lives of the projects, mines and facilities discussed in this Annual Report will not differ materially from the statements contained in this Annual Report. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.

2. INFORMATION ON THE COMPANY

History and development of BHP Billiton

We are the world’s largest diversified resources group with a combined market capitalisation of approximately US$122.8 billion as of 30 June 2006 and we generated revenue, together with our share of jointly controlled entities’ revenue and profit attributable to members of BHP Billiton of US$39.1 billion and US$10.5 billion respectively for the year ended 30 June 2006.

Since June 2001, we have operated under a Dual Listed Companies (DLC) structure. Under the DLC structure, the two parent companies, BHP Billiton Limited (formerly BHP Limited, and before that The Broken Hill Proprietary Company Limited) and BHP Billiton Plc (formerly Billiton Plc) operate as a single economic entity, run by a unified Board and management team. More details of the DLC structure are located under ‘Organisational structure’.

BHP Billiton Limited was incorporated in 1885 and is registered in Australia with ABN 49 004 028 077. BHP Billiton Plc was incorporated in 1996 and is registered in England and Wales with registration number 3196209.

The registered office of BHP Billiton Limited is at 180 Lonsdale Street, Melbourne, Victoria 3000, Australia, and its telephone number is +61 3 9609 3333. The registered office of BHP Billiton Plc is Neathouse Place, London SW1V1BH, UK, and its telephone number is +44 20 7802 4000.

We divide our business into seven business units, or Customer Sector Groups (CSGs):

•	Petroleum, which explores for, produces, processes and markets hydrocarbons including oil, gas and liquefied natural gas

•	Aluminium, which explores for and mines bauxite and processes and markets aluminium and alumina

•	Base Metals, which explores for, mines, processes and markets copper, silver, zinc, lead, uranium, and copper by-products including gold and molybdenum

•	Carbon Steel Materials, which explores for, mines, processes and markets metallurgical coal, iron ore and manganese used in the production of carbon steel

•	Diamonds and Specialty Products, which explores for and mines diamonds and titanium minerals, and also includes our recently-sold fertiliser operations

•	Energy Coal, which explores for, mines, processes and markets energy coal for use in electricity generation

•	Stainless Steel Materials, which explores for, mines, processes and markets nickel, which is used in the production of stainless steel.

In addition to the seven CSGs, we also have a minerals exploration group, a technology group and a freight, transport and logistics operation. The tables below list the contribution to revenue from each of these CSGs and by geographic market for the years ended 30 June 2006 and 30 June 2005. Further details of the contribution from each of these CSGs to our revenues and profits are outlined in the Operating and financial review and prospects section.

Analysis by CSG	Revenue 2006 US$M	Revenue 2005 US$M
Petroleum	5,871	5,967
Aluminium	4,977	4,571
Base Metals	4,901	2,329
Carbon Steel Materials	9,134	7,168
Diamonds and Specialty Products	886	731
Energy Coal	2,881	2,971
Stainless Steel Materials	2,955	2,266
Group and unallocated items	548	719

Total	32,153	26,722

Analysis by geographical market	Revenue 2006 US$M	Revenue 2005 US$M
Australia	3,507	2,626
North America	2,344	2,122
Europe	10,027	9,352
South America	729	55
Southern Africa	1,426	1,308
Japan	3,959	3,118
South Korea	1,689	1,662
China	5,294	3,413
Other Asia	2,496	1,851
Rest of World	682	1,215

Total	32,153	26,722

Business Overview

Petroleum Customer Sector Group

Our Petroleum Customer Sector Group’s principal activities are oil and natural gas exploration, production and development in Australia, the United Kingdom, the United States, Algeria, Trinidad and Tobago and Pakistan. We group our petroleum assets for reporting purposes into the following regions: Australia/Asia, Americas, and Europe/Africa/Middle East. We produce and market crude oil and condensates, natural gas, liquefied natural gas, liquefied petroleum gas and ethane.

Total production in 2005-06 was 116.0 million barrels of oil equivalent, compared with total production in 2004-05 of 119.0 million barrels of oil equivalent.

Australia/Asia

In Australia, we produce oil and gas from Bass Strait, the North West Shelf, the Griffin Project, the Minerva gas field and the Moranbah Coal Bed Methane (CBM) gas project with the Bass Strait and North West Shelf being the major fields. In Asia, we produce gas and a small volume of condensate from the Zamzama gas field in Pakistan.

The majority of our Bass Strait crude oil and condensate production is dispatched from the Bass Strait fields to refineries along the east coast of Australia. The majority of the natural gas produced was sold to GASCOR, under a long-term Consumer Price Index (CPI) indexed contract with periodic price reviews, for on-sale to retailers to meet local residential, commercial and industrial requirements. The GASCOR contract is due to expire on 31 December 2009 or upon depletion of the outstanding contractual volume, whichever is the earlier. Similar contracts have been executed with AGL and TRUenergy that will extend gas supply to these two retailers until 2017.

The domestic gas phase of the North West Shelf Project delivers gas via pipeline to the Western Australian domestic market under long-term contracts. Significant portions of the LNG expansion phase production are sold per year to Japanese buyers under long-term contracts, which expire at various periods in three to 28 years. Medium-term (terms of three to five years) contract and spot sales are made to buyers in Japan, Korea and the US, with the level of spot sales dependent upon plant and shipping availability. In December 2004, an LNG sales and purchase agreement with the Guangdong LNG Project for the purchase and supply of LNG from the North West Shelf became unconditional and sales under the contract commenced in mid 2006.

Americas

Our operations in the Americas consist of interests in five producing assets in the Gulf of Mexico operations and the Angostura project off Trinidad and Tobago. Our operating fields in the Gulf of Mexico are Mad Dog, West Cameron 76, Mustang, Genesis and Starlifter. We also own 25 per cent and 22 per cent respectively in the companies that own and operate the Caesar oil pipeline and the Cleopatra gas pipeline, which transport oil and gas from the Green Canyon area to connecting pipelines that transport product to the US mainland. During the year, we sold Green Canyon 18/Ewing Bank 988 and Green Canyon 60 blocks with effect from 1 September 2005. The transactions closed in December 2005 and January 2006 respectively.

Our activities in the Gulf of Mexico were affected by the severe hurricanes in September 2005. Both Hurricanes Katrina and Rita interrupted production for several days and Rita severely damaged our Typhoon facility. We decided not to redevelop Typhoon, Boris and Little Burn tie-back field but rather pursue divestiture options. On 18 August 2006, Energy Resource Technology, a wholly-owned subsidiary of Helix Energy Solutions, acquired a 100 per cent working interest in the Typhoon, Boris and Little Burn oil fields. The agreement is subject to regulatory approval.

Europe/Africa/Middle East

Our Europe/Africa/Middle East producing assets include our fields off the UK coast and two operations in Algeria. In the UK, we produce oil and gas from Liverpool Bay and Bruce/Keith fields. In Algeria, we produce wet gas from Ohanet and oil from ROD integrated development.

Information on Petroleum operations

Detailed descriptions of our producing assets by geographical region are listed in the tables below. These tables should be read in conjunction with the production and reserve tables.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
AUSTRALIA/ASIA
Bass Strait Offshore Victoria, Australia Oil and gas production	We hold a 50% interest in the Bass Strait fields. Esso Australia owns the other 50% interest and is the operator.	The venture holds 19 production licences issued by the Commonwealth of Australia with expiry dates ranging between 2009 and 2018.

There are 20 producing fields with 21 offshore developments (14 steel jacket platforms, 3 subsea developments, 2 steel gravity based mono towers and 2 concrete gravity based platforms).

Onshore infrastructure includes the Longford Facility, which includes 3 gas plants and liquid processing facilities as well as the Long Island Point LPG and crude oil storage facilities.

The Bass Strait production capacity is as follows:

Crude – 500 Mbbl/d

Gas – 1,075 MMcf/d

LPG – 5,150 tonnes per day

Ethane – 850 tonnes per day

North West Shelf (NWS) – gas and gas liquids (LPG and condensate)

North Rankin, Goodwyn, Perseus, Echo-Yodel and Angel fields offshore, Dampier in northwestern Australia

Gas, LPG and condensate production and LNG liquefication

We are a participant in the North West Shelf (NWS) Project, an unincorporated joint venture.

The Project was developed in major phases: the domestic gas phase, which supplies gas to the Western Australian domestic market; and a number of LNG expansion phases, which currently supply LNG primarily to Japan and also supply LNG to Guangdong in China.

We hold 8.33% of the original domestic gas joint venture, 16.67% of the LPG domestic gas joint venture, 16.67% of the original LNG joint venture, 12.5% of the China LNG joint venture, 16.67% of the LPG joint venture and approximately 15% of current condensate production.

Other participants in the respective NWS joint ventures are subsidiaries of Woodside Energy, Chevron, BP, Shell, Mitsubishi/Mitsui and the China National Offshore Oil Corporation.

Woodside Energy is the operator of the project.

The venture holds 9 production licences issued by the Commonwealth of Australia, of which 6 expire in 2022 and 3 expire 5 years after the end of production.

Production from the North Rankin and Perseus fields is currently through the North Rankin A platform, which has the capacity to produce 2,300 MMcf/d of gas and 53 Mbbl/d of condensate.

Production from the Goodwyn and Echo-Yodel fields is through the Goodwyn A platform, which has the capacity to produce 1,450 MMcf/d of gas and 110 Mbbl/d of condensate. Further development of the existing Perseus field has commenced and includes the drilling of additional wells tied into the Goodwyn A platform.

An onshore gas treatment plant at Withnell Bay has a current capacity to process 615 MMcf/d of gas for the domestic market.

An existing 4 train LNG plant has the capacity to produce an average rate of 33,000 tonnes of LNG per day.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities

North West Shelf – crude oil

Approximately 30 kilometres northeast of the North Rankin gas and condensate field, offshore Western Australia, Australia

Crude oil production is from the Wanaea, Cossack, Lambert and Hermes oil fields

We hold a 16.67% working interest in oil production from these fields.

The other 83.33% is held in equal 16.67% shares by Woodside Energy, BP Developments Australia, Chevron Australia, Shell Development, and Japan Australia LNG (MIMI).

Woodside Energy is the operator of the project.

		The venture holds 3 production licences issued by the Commonwealth of Australia with expiry dates ranging between 2012 and 2018.	The oil is produced to a floating production storage and offloading unit, the Cossack Pioneer, which has a capacity of 140 Mbbl/d and a storage capacity of 1.15 million barrels of crude oil.

Griffin Carnarvon Basin, 68 kilometres offshore Western Australia, Australia Comprises the Griffin, Chinook and Scindian offshore oil and gas fields	We hold a 45% interest in the project. The other 55% is held by Mobil Exploration and Producing Australia (35%) and Inpex Alpha (20%). We are the operator of the project.	The venture holds a production licence issued by the Commonwealth of Australia that expires in 2014. The licence may be renewed on expiry for a period expiring 5 years after production

Oil and gas are produced via the Griffin venture, a floating production, storage and offloading facility. We pipe natural gas to shore, where it is delivered directly into a pipeline.

The Griffin venture has the capacity to produce 15 MMcf/d of gas and 8.175 Mbbl/d of crude oil.

Minerva

Approximately 10 kilometres offshore in the Otway Basin of Victoria, Australia

Single offshore gas reservoir with 2 compartments. Gas plant is situated approximately 4 kilometres inland from Port Campbell

	We hold a 90% share of Minerva in a joint venture agreement. The other 10% is held by Santos (BOL). We are the operator of the field.	The venture holds a production licence issued by the Commonwealth of Australia that expires in 2023. The licence may be renewed on expiry for a period expiring 5 years after production ceases.	The Minerva development consists of 2 subsea well completions in 60 metres of water. A single flowline transports gas to an onshore gas processing facility with a gas capacity of 150 MMcf/d and 600 bbl/d of condensate.

Moranbah Bowen Basin, Queensland, Australia Coal bed methane coal seam	We had a 50% interest. On 21 June 2006, we agreed to sell our Australian CBM interests to The Australian Gas Light Company (AGL) for US$68.7 million. The transaction closed on 21 August 2006.	The venture held 2 production licences issued by the State of Queensland that expire in 2032 and 2034.	The project consists of approximately 70 gas wells and surface facilities including a pipeline gathering system and compressors.

AMERICAS

West Cameron 76 Gulf of Mexico, 15 kilometres offshore, Central Louisiana, US Offshore gas and condensate fields

We hold a 33.76% working interest in the joint venture.

The other owners are Dominion Exploration and Production (40%), Merit Management Partners (15%) and Ridgewood Energy Company (11.24%).

We are the operator.

		The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of 2 conventional gas platforms with a capacity of 100 MMcf/d of gas and 500 bbl/d of condensate.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
Typhoon (Green Canyon 236 and 237) Gulf of Mexico, approximately 100 kilometres offshore of New Orleans, Louisiana, US Deep water oil and gas field	We had a 50% working interest. As described above, an agreement to sell the Typhoon field was executed on 18 August 2006.	The venture holds a lease from the US until September 2006, at which time a plan for redevelopment is required to retain the lease.	The field consists of 4 subsea wells tied back to a local host mini tension leg platform. The platform was severely damaged by Hurricane Rita in September 2005 and has since been taken out of service.

Boris (Green Canyon 282) Gulf of Mexico (adjacent to the Typhoon field) approximately 100 kilometres offshore of New Orleans, Louisiana, US Deep water oil and gas field	We hold a 4.95% working interest. The other owners are Chevron (56.67%) and ExxonMobil (38.38%). Chevron is the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities	The production facility consists of a floating cylindrical hull (spar) moored to the seabed with integrated drilling facilities and a capacity of 55 Mbbl/d of oil and 72 MMcf/d of gas.

Genesis (Green Canyon 205) Gulf of Mexico, approximately 100 kilometres offshore of New Orleans, Louisiana, US Deep water oil and gas field	We hold a 4.95% working interest. The other owners are Chevron (56.67%) and ExxonMobil (38.38%). Chevron is the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of a floating cylindrical hull (spar) moored to the seabed with integrated drilling facilities and a capacity of 55 Mbbl/d of oil and 72 MMcf/d of gas.

Starlifter (West Cameron 77) Gulf of Mexico, 15 kilometres offshore, Central Louisiana, US Offshore gas and condensate field

We hold a 43.66% working interest in the joint venture.

The other owners are Dominion Exploration and Production (22.4%), Merit Management Partners (19.4%) and Ridgewood Energy Company (14.54%).

We are the operator.

		The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The field development consists of a single conventional gas platform with a capacity of 40 MMcf/d of gas and 600 bbl/d of condensate.

Mustang (West Cameron 77) Gulf of Mexico, 15 kilometres offshore, Central Louisiana, US Offshore gas and condensate field

We hold a 43.66% working interest in the joint venture.

The other owners are Dominion Exploration and Production (22.4%), Merit Management Partners (19.4%) and Ridgewood Energy Company (14.54%).

We are the operator.

		The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The field development consists of a single conventional gas platform with a capacity of 40 MMcf/d of gas and 600 bbl/d of condensate.

Mad Dog (Green Canyon 782) Gulf of Mexico, approximately 320 kilometres offshore of New Orleans, Louisiana, US Deep water oil and gas field	We hold a 23.9% working interest in Mad Dog. The other 76.1% is held by BP (60.5%) and Chevron (15.6%). BP is the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.

The field development consists of an integrated truss spar equipped with facilities for simultaneous production and drilling operations, permanently moored in 4,300 feet of water.

The facility has the capacity to process 100 Mbbl/d of oil and 60 MMcf/d of gas.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
Greater Angostura Approximately 38.5 kilometres east of Trinidad island, Trinidad and Tobago Shallow water oil and gas field	We hold a 45% working interest in the joint venture. The other 55% is held by Total (30%) and Talisman Energy (25%). We are the operator.	The venture has entered into a production sharing contract with the state of Trinidad and Tobago that entitles it to operate Angostura until 2021.

The Angostura development is an integrated oil and gas development. The infrastructure consists of a steel jacketed central processing platform with 3 satellite wellhead protector platforms and flowlines. A pipeline connects the processing platform to newly constructed storage facilities at Guayaguayare, where an export pipeline has been installed to allow for offloading to tankers in Guayaguayare Bay.

The facility has the capacity to process 100 Mbbl/d of oil.

EUROPE/AFRICA/ MIDDLE EAST

Liverpool Bay

Douglas and Douglas West oil fields, Hamilton, Hamilton North and Hamilton East gas fields, and Lennox oil and gas fields in the Irish Sea, approximately 10 kilometres off the northwest coast of England

	We hold a 46.1% working interest in the joint venture. The other 53.9% is held by Eni. We are the operator.	The joint venture holds 3 production licences issued by the Crown of the United Kingdom. One of these licences expires in July 2007. However, this will be extended in accordance with licence terms. The other licences expire in 2009 and 2016.

The Liverpool Bay asset is an integrated development of 6 fields.

Oil from the Lennox and Douglas fields is treated at the Douglas complex and piped 17 kilometres to an oil storage barge ready for export by tankers.

Gas from the Hamilton, Hamilton North, Hamilton East and Lennox fields is initially processed at the Douglas complex then piped by subsea pipeline to the Point of Ayr gas terminal for further processing. The facility has the capacity to produce 308 MMcf/d of gas and 70 Mbbl/d of oil and condensate.

Bruce/Keith North Sea, approximately 380 kilometres northeast offshore of Aberdeen, Scotland The Keith field is located adjacent to the Bruce field Offshore oil and gas fields

We hold a 16% interest in the Bruce field. The other 84% is owned by BP (37%), Total (43.25%) and Marubeni (3.75%).

BP is the operator of Bruce.

We hold a 31.83% interest in the Keith field. The other 68.17% is owned by BP (34.84%), Total (25%) and Marubeni (8.33%).

We are the operator of Keith.

As part of our normal portfolio management process, we are marketing our interests in the Bruce field, the Keith field and associated acreage.

The asset was classified as ‘Held for sale’ in the financial statements.

The joint venture holds 3 production licences issued by the Crown of the United Kingdom, which expire in 2011, 2015 and 2018.

Production is via an integrated oil and gas platform.

The throughput of the Bruce facility has, since 2002, been increased to 920 MMcf/d through de-bottlenecking and revising operating envelopes.

The Keith field was developed as a tie-back to the Bruce platform facilities.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
Ohanet Approximately 1,300 kilometres southeast of Algiers and 100 kilometres west of Libya, Illizi province, Algeria Four wet gas fields

We have an effective 45% working interest in the Ohanet joint venture. The other 55% is held by Japan Ohanet Oil and Gas (30%), Woodside Energy (Algeria) (15%) and Petrofac Resources (Ohanet) (10%).

The project is operated by a Sonatrach/BHP Billiton jointly-staffed organisation.

		The venture is party to a risk service contract with the title holder Sonatrach that expires in 2011 with an option for a 4-year renewal under certain conditions.	Ohanet is a wet gas (LPG and condensate) development consisting of 4 gas and condensate reservoirs and a gas processing plant with the capacity to treat 20 MMcf/d of wet gas and 61 Mbbl/d of associated liquids (LPG and condensate).

ROD integrated development Berkine Basin, 900 kilometres southeast of Algiers, Algeria Six oil fields

We hold a 45% interest in the joint venture contracted under the 401a/402a PSC, with ENI holding the remaining 55%.

However, we have an effective 36% interest in ROD unitised integrated development. ENI owns the remaining 64%. This interest is subject to a contractual determination to ensure that interest from participating association leases is accurately reflected. Future redetermination may be possible under certain conditions.

A joint Sonatrach/ENI entity is the operator.

The venture is party to a production sharing contract with the title holder Sonatrach that expires in 2016 with an option for a 5-year renewal under certain conditions.

Comprises the development and production of 6 oil fields, the largest 2 of which, ROD and SFNE, extend into the neighbouring blocks 403a and 403d.

The ROD fields are being produced through a new dedicated processing train, with the capacity to process approximately 80 Mbbl/d of oil.

Development projects

Australia/Asia

Stybarrow

In November 2005, our Board approved the development of the Stybarrow oil field in the Exmouth Sub-basin, off the northwest coast of Western Australia. At a water depth of approximately 825 metres, Stybarrow will be Australia’s deepest oil field development. Project costs are approximately US$600 million (US$300 million our share) and first production is expected during the first quarter of 2008. The Stybarrow project consists of a subsea development and a floating production, storage and offshore loading facility, which will be used to process, store and offload oil to export tankers. The vessel will be disconnectable, double-hulled and able to process approximately 80,000 barrels of liquids a day. We own a 50 per cent operated working interest in this permit with the remaining interest held by Woodside Energy.

North West Shelf Train 5 expansion

In June 2005, our Board approved our 16.67 per cent share of investment in a fifth LNG train expansion of the existing LNG processing facilities located on the Burrup Peninsula, which will increase total LNG production capacity to 43,500 tonnes per day. The project is progressing on schedule with all major construction contracts awarded. Our share of development costs, based on the operator’s (Woodside Energy) estimate, is approximately US$250 million with first production expected by late 2008. The project cost and schedule are under review.

North West Shelf Angel development

In December 2005, our Board approved our share of development costs for the North West Shelf venture’s Angel gas and condensate field. The development will include the installation of the venture’s third major offshore production platform which will have a capacity to produce 800 MMcf/d of gas from the North West Shelf and associated infrastructure, including a new subsea 50 kilometre pipeline, which will be tied in to the first trunkline at the North Rankin platform. Our share of development costs, based on the operator’s (Woodside Energy) estimate, is approximately US$200 million with development expected to be fully operational by the end of 2008.

Zamzama – Phase 2

Phase 2 of the Zamzama plant facility upgrade project is currently under construction after being approved by our Board in November 2005. Capacity is expected to increase by approximately 50 per cent (by 150 MMcf/d of gas and 800 bbl/d of condensate) by the end of September 2007 at a cost of US$120 million (US$46 million our share). We signed a gas sales and purchase agreement in November 2005 with the Government of Pakistan and Sui Southern Gas Company Limited. The agreement covers the supply of up to 150 MMcf/d of gas over the life of the field.

Americas

Atlantis South

We have a 44 per cent working interest in Atlantis South in the deepwater fields in the Gulf of Mexico. The facility will be a moored, semi-submersible platform with a capacity of 200 Mbbl/d of oil and 180 MMcf/d of gas. We have approved a budget of US$1.1 billion (our share) for the development of these reserves. However, the project is experiencing cost and schedule pressures as a result of heated market conditions and additional quality assurance and regulatory certification processing in response to the last year’s Gulf of Mexico hurricane season. Cost pressures are likely to result in a capital cost increase of more than 30 per cent in excess of the currently approved budget. BP owns the other 56 per cent and operates the project. The project and cost schedule presently remains under review.

Neptune

We have a 35 per cent interest and will operate the Neptune oil and gas project in the deepwater Gulf of Mexico. Other members of the joint venture are Marathon Oil (30 per cent), Woodside (20 per cent) and Repsol (15 per cent). The project will construct a stand-alone tension leg platform with a nameplate capacity of 50 Mbbl/d and 50 MMcf/d of gas. Estimated development costs are US$850 million (US$300 million our share). First oil is expected by the end of calendar year 2007.

Shenzi

We have a 44 per cent interest and will operate the Shenzi oil and gas project in the deepwater fields of Gulf of Mexico. Other members of the project are Repsol (28 per cent) and Hess Corporation (28 per cent). The project will construct a stand-alone tension leg platform with a design capacity of 100 Mbbl/d and 50 MMcf/d of gas. Gross costs for the full field development through to 2015 are estimated at approximately US$4.4 billion (our share US$1.94 billion). First oil is expected by mid 2009.

Other developments

Americas

We are seeking approval to construct and operate Cabrillo port, a floating storage and re-gasification unit (FSRU), located in the Pacific Ocean approximately 22 kilometres offshore from Ventura County, California. This deepwater ‘port’ would be the receiving terminal for shipments of LNG for the west coast markets of the US. Natural gas production would average 800 MMcf/d with design capacity allowing maximum peak deliveries of 1,500 MMcf/d. The Cabrillo port project is progressing through a permitting process involving US federal, state and local government agencies.

Exploration and appraisal

We are focused on finding significant discoveries through wildcat drilling that will add substantial resources. We have exploration interests throughout the world, particularly the Gulf of Mexico and Western Australia. During the year, our gross expenditure on exploration was US$447 million. Our major exploration interests are as follows:

Australia/Asia

Scarborough/Pilbara LNG

We have a 50 per cent non-operated interest in the Scarborough gas field in WA-1-R (ExxonMobil holds the remaining 50 per cent and is the operator) and hold 100 per cent interest in WA-346-P, which covers the northern extension of the mapped gas reservoir. The project is still examining a number of concepts for field development.

Pyrenees – WA-155-P/WA-12-R exploration

Pyrenees is a joint development plan encompassing the Ravensworth, Crosby and Stickle discoveries. We own a 40 per cent operated working interest in the WA-155-P permit (Ravensworth discovery in this area), with Apache Energy Ltd owning 31.5 per cent and Inpex owning 28.5 per cent. We also own a 71.43 per cent operated working interest in the WA-12-R permit (Crosby and Stickle discoveries in this area), with Apache Energy Ltd owning the remaining 28.57 per cent. The project is currently in feasibility with development options still under evaluation.

Americas – Gulf of Mexico

Puma – Green Canyon/Western Atwater Foldbelt exploration

The Puma-1 exploration well was drilled in January 2004. The well was drilled in 4,130 feet of water and encountered hydrocarbons in both the original hole and in two subsequent sidetrack bores. The first appraisal well was suspended short of the primary objective by the operator (BP) in August 2006 and will be re-entered in mid fiscal year 2007. Further appraisal is scheduled for 2007.

Following an interim equity agreement, we hold a 29.805 per cent working interest in Puma. The other 70.195 per cent is held by BP (46.195 per cent), Chevron (21.75 per cent) and Statoil (2.25 per cent) subject to future re-determination.

Knotty Head

We currently own a 25 per cent working interest in an exploration well on the Knotty Head Prospect located in the Green Canyon area. Partners in the well are Nexen (25 per cent owner and operator), Anadarko (25 per cent) and Unocal (a wholly-owned subsidiary of Chevron) (25 per cent). Unocal spudded the exploration well in March 2005. The initial well was completed in mid December 2005 followed by a sidetrack operation, which was completed in early March 2006 to further evaluate the results of the discovery well. The well was drilled in 3,570 feet of water to a total depth of 34,189 feet and encountered hydrocarbons in both the original hole and the subsequent sidetrack. Additional appraisal work will be required to further evaluate the economic potential of the prospect.

Cascade/Chinook – Walker Ridge exploration

On 9 August 2006, Petrobras and Devon purchased our 50 per cent working interest in the Cascade blocks. Petrobras and Total EandP USA, Inc acquired our 40 per cent working interest in Chinook. We received cash and a right to future contingent consideration, as well as maintaining an overriding interest in these blocks.

Aluminium Customer Sector Group

Through operations in Australia, Brazil, Mozambique, South Africa and Suriname, our Aluminium CSG mines bauxite, refines bauxite into alumina and smelts alumina into aluminium metal. The principal raw materials required for aluminium production are alumina, electricity, liquid pitch and petroleum coke. Alumina production requires bauxite, caustic soda and electricity. Most of the alumina we use to produce aluminium metal is sourced from our own operations. We buy caustic soda, liquid pitch and petroleum coke from a number of producers around the world.

We sell part of our bauxite and alumina production to other refiners and smelters, and sell aluminium in the following forms: primary aluminium; foundry alloy; extrusion billet; rolling slab and wire rod.

We are the world’s sixth largest producer of primary aluminium with a total operating capacity of approximately 1.3 mtpa of aluminium. We also have a total operating capacity of approximately 14 mtpa of bauxite and 4 mtpa of alumina. We sell aluminium metal to customers around the world, generally at prices linked to the London Metal Exchange (LME) price. Our alumina and bauxite sales are governed by a mixture of contract and spot sales.

The Aluminium CSG’s operations comprise the following:

•	The fully owned and operated Hillside and Bayside aluminium smelters, located at Richards Bay, South Africa.

•	A 47.1 per cent interest and operator of the Mozal aluminium smelter in Mozambique.

•	An 86 per cent interest and operator of the Worsley joint venture, consisting of the Boddington bauxite mine and the Worsley alumina refinery, both located in Western Australia, Australia.

•	A 45 per cent interest and operator of the Suriname Mining joint venture operating the Lelydorp III, Kaaimangrassie, Klaverblad and Coermotibo mines in Suriname, and a 45 per cent interest in the refining joint venture, comprising an alumina refinery and port facilities at Paranam in Suriname.

•	Interests in the Alumar consortium and Mineração Rio do Norte SA (MRN). The Alumar consortium operates an integrated alumina refinery and aluminium smelter in São Luís, Brazil. As a result of our joint venture partner’s investment (Alcoa, Inc.) in a new smelter line, our share in the Alumar smelter was reduced from 46.3 per cent to 40 per cent during the year. Our share in the Alumar refinery remains at 36 per cent. The Alumar consortium purchases bauxite under long-term contracts from MRN, an operation of three open-cut mines in northern Brazil of which we own 14.8 per cent.

In August 2006, we completed the sale of our 45.5 per cent interest in the Valesul Aluminio SA Joint Venture to our joint venture partner Companhia Vale do Rio Doce (CVRD).

Information on the Aluminium CSG’s bauxite mining operations

Detailed descriptions of our producing assets are listed in the tables below. These tables should be read in conjunction with the production and reserve tables.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Boddington bauxite mine

123 kilometres southeast of Perth at Boddington, Western Australia, Australia

Open-cut mine

The mine is accessible by sealed public roads. The ore is transported to Worsley alumina refinery via a 51 kilometre overland conveyor.

We own 86% of the Worsley joint venture. The other 14% interest is owned by Sojitz Alumina (4%) and Japan Alumina Associates (10%).

Worsley Alumina Pty Ltd is the manager of the joint venture on behalf of the participants. Worsley Alumina Pty Ltd has the same ownership structure as the Worsley joint venture.

We hold a 2,716 square kilometre mining lease from the Western Australian Government. In 2004, we renewed the lease for a second 21-year term. A further 21-year renewal is available.

The Boddington mine opened in 1983 and was significantly extended in 2000.

The mine has a crushing plant with the capacity of 13 dry mtpa of bauxite. Power is supplied from the Worsley alumina refinery site via a joint venture-owned powerlines.

A description of the Worsley alumina refinery can be found below.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Lelydorp III mine

(Onverdacht)

25 kilometres south of Paramaribo and 15 kilometres west of the Paranam refinery, Suriname

Open-cut mine

The mine is accessible by joint venture-owned haulroads. The ore is hauled by truck over a distance of 15 kilometres to the Paranam refinery.

We own 45% of the Refining and Mining Joint Venture. The other 55% interest is held by Suralco (a subsidiary of Alcoa World Alumina and Chemicals (AWAC), a venture of Alcoa and Alumina Limited).

We manage all mining operations.

Suralco holds exploitation licences, issued by the Government of Suriname, over the Lelydorp III deposit. These licences expire in 2032.

		The Lelydorp III mine started operations in 1997. The mine will close down in February 2007.	Lelydorp III mine has a nominal production capacity of 2 mtpa; there are no beneficiation or processing facilities. Electricity is sourced from Suralco and fuel sourced from an external provider.

Kaaimangrasie mine (Onverdacht)

38 kilometres southeast of Paramaribo and 24 kilometres east of the Paranam refinery, Suriname

Open-cut mine

The mine is accessible by a joint venture owned haulroad. The ore is hauled by truck over a distance of 28 kilometres to the Paranam refinery.

We own 45% of the refining and mining joint venture. The other 55% interest is held by Suralco.

We manage all mining operations.

Suralco holds the exploitation licences, issued by the Government of Suriname, over the Kaaimangrasie deposit. These licences expire in 2032.

The development of the Kaaimangrasie mine started in November 2005. Operations/delivery of bauxite to the refinery will commence in July 2006. The mine is scheduled to be operated until August 2010.

Kaaimangrasie mine has a nominal production capacity of approximately 2 mtpa of bauxite; there are no processing facilities at the mine.

Electricity is sourced from Suralco and fuel sourced from an external provider.

Klaverblad mine (Onverdacht)

23 kilometres southeast of Paramaribo and 11 kilometres east of the Paranam refinery, Suriname

Open-cut mine

The mine is accessible by a joint venture- owned haulroad. The ore is hauled by truck over a distance of 17 kilometres to the Paranam refinery.

We own 45% of the refining and mining joint venture. The other 55% interest is held by Suralco.

We manage all mining operations.

Suralco holds the exploitation licences, issued by the Government of Suriname, over the Klaverblad deposit. These licences expire in 2032.

		The development of the Klaverblad mine started in July 2005. Operations/delivery of bauxite to the refinery will commence in May 2007. The mine is scheduled to be operated until August 2010.	The development of the Klaverblad mine started in July 2005. Operations/delivery of bauxite to the refinery will commence in May 2007. The mine is scheduled to be operated until August 2010.

Coermotibo

150 kilometres east of Paranam, Suriname

Surface strip mine

The mine is accessible by joint venture-owned haulroads.

The ore is hauled to the Coermotibo crushing and loading facility and subsequently barged along the Commewijne river to the Paranam refinery.

We own 45% of the Coermotibo joint venture. The other 55% interest is held by Suralco.

We manage all mining operations.

Suralco holds exploitation licences over the bauxite issued by the Government of Suriname. These licences expire in 2032.

The Coermotibo mine started operations in 1991. Based on reserves the mine will be depleted in 2007. Remnants mining will continue after that time.

Coermotibo mine has a nominal production capacity of 1.7 mtpa; there are primary crushing and barge loading facilities but no beneficiation or other processing facilities.

Coermotibo generates its own electricity from power generators that run on diesel fuel.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
MRN Oriximina, State of Pará, Brazil Open-cut mines The mine is accessible by joint venture-owned haulroads. A joint venture-owned railroad connects the 28 kilometres between the plant and the port.

We own 14.8% of MRN. The other 85.2% is owned by affiliates of Alcoa (18.2%), Alcan (12%), Companhia Brasileira de Alumínio – CBA (10%), CVRD (40%) and Norsk Hydro (5%).

MRN holds valid mining rights to all its reserves until exhaustion of the reserves.

Production started in 1979 and the last expansion occurred in 2003.

MRN beneficiation facilities consist of a crushing unit and a washing unit and a conveyer belt that transports the ore between the 2 units. The bauxite nominal production capacity is approximately 17 mtpa.

MRN has its own power generation station using fuel oil.

Information on the Aluminium CSG’s aluminium smelters and alumina refineries

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Hillside aluminium smelter Richards Bay, 200 kilometres north of Durban, KwaZulu-Natal province, South Africa

We own and operate the smelter.

We hold freehold title over the property, plant and equipment.

The harbour silos, buildings and overhead conveyors are owned by Hillside, but Bayside is the principal lessee of the land for the export stockyard, liquid pitch terminal and the silo site, which are used by Hillside and Bayside.

The Hillside smelter uses the Aluminium Pechiney AP35 technology to produce standard aluminium ingots and aluminium T-Bars.

The nominal production capacity of the smelter is 0.704 mtpa of primary aluminium.

The plant’s power requirements are sourced from the national power supplier Eskom under a long-term contract with prices linked to the LME price for aluminium.

Bayside aluminium smelter Richards Bay, 200 kilometres north of Durban, KwaZulu-Natal province, South Africa

We own and operate the smelter.

We hold freehold title over the property, plant and equipment.

The harbour silos, buildings and overhead conveyors are owned by Hillside, but Bayside is the principal lessee of the land for the export stockyard, liquid pitch terminal and the silo site, which are used by Hillside and Bayside.

The Bayside smelter uses Alusuisse pre-bake and Soderberg self-bake technologies to produce primary aluminium. Bayside uses its own aluminium and liquid aluminium acquired from Hillside to also produce a range of value added products, such as wheel rim alloy, rod and rolling ingot.

The nominal potline production capacity is 0.169 mtpa of primary aluminium.

The plant’s power requirements are sourced from the national power supplier Eskom under a long-term contract with prices linked to the LME price for aluminium.

Mozal aluminium smelter 17 kilometres from Maputo, Mozambique

We hold a 47.1% interest in the Mozal joint venture and operate the smelter. The other 52.9 % is owned by Mitsubishi (25%), Industrial Development Corporation of South Africa (24%) and the Government of Mozambique (3.9%).

The joint venture has a 50-year right to use the land, renewable for another 50 years under a Government concession.

The Mozal aluminium smelter uses the Aluminium Pechiney AP35 technology to produce standard aluminium ingots.

The nominal production capacity of the smelter is 0.563 mtpa.

The plant’s power requirements are purchased from Motraco under an agreement that provides for a fixed tariff for the majority of electricity through to 2012 and LME-linked pricing thereafter.

Worsley alumina refinery Approximately 55 kilometres northeast of Bunbury, Western Australia, Australia

We own 86% of this asset through the Worsley joint venture. The other 14% is owned by Sojitz Alumina (4%) and Japan Alumina Associates (10%).

Worsley Alumina Pty Ltd is the manager of the joint venture on behalf of the participants. Worsley Alumina Pty Ltd has the same ownership structure as the Worsley joint venture.

We hold a 2,480 hectare refinery lease from the Western Australian Government. In 2004, we renewed the lease for a second 21-year term. A further 21-year renewal is available.

The Worsley alumina refinery uses the Bayer process to produce metallurgical grade alumina, which is used as feedstock for aluminium smelting.

The nominal production capacity is 3.5 mtpa.

Power and steam needed for the refinery are provided by a joint venture-owned onsite coal power station and a non-joint venture-owned on-site gas fired power station.

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Paranam refinery Paranam, Suriname

We own 45% of the Paranam joint venture. The other 55% of the joint venture is owned by Suralco.

Suralco manages the alumina refining.

The joint venture holds freehold title to the property, plant and equipment in a 45-55% split between the 2 joint venture partners.

		The Paranam alumina refinery utilises the Bayer process to produce metallurgical grade alumina, which is used as feedstock for aluminium smelting.	Capacity is 2.2 mtpa. The Paranam refinery generates its own power.

Alumar São Luís, Maranhão, Brazil

The Alumar consortium is an unincorporated joint venture that holds the smelter, refinery, ingot plant and support facilities.

We own 40% of the aluminium smelter. The other 60% is owned by Alcoa Aluminio SA (Alcoa).

We own 36% of the alumina refinery. The other 64% is owned by Alcoa and its affiliate Abalco SA (35.1% and 18.9% respectively) and Alcan (10%).

The consortium comprises an integrated port, an alumina refinery and an aluminium smelter together with areas for the production of anodes and aluminium ingots.

All the above are freehold interests of the joint venture participants.

The alumina refinery and aluminium smelter use Alcoa technology to produce aluminium ingots.

The refinery complex was last expanded in June 2005, achieving annual capacity of 1.5 mtpa.

The smelter has a nominal annual capacity of approximately 0.450 mtpa of primary aluminium.

The electricity requirements are supplied by Brazilian public power generation concessionaire Electronorte, pursuant to a 20-year contract.

Valesul Aluminio SA Rio de Janeiro, Brazil

We owned 45.5% of the Valesul Aluminio SA joint venture. The other 54.5 % is owned by Companhia Vale do Rio Doce (CVRD). In August 2006, we completed the sale of our share of the joint venture to CVRD.

Integrated smelter facility owned by Valesul and operation of a leased port terminal.

The Valesul aluminium smelter uses P19 Reynolds technology to produce primary aluminium.

The capacity of the smelter is 96,000 tonnes per annum. It also has the capacity to remelt another 21,000 tonnes per annum of aluminium scrap.

The smelter draws approximately 42% of its power consumption from 4 local hydroelectric plants that it partially owns. The remaining power is acquired under long-term contracts at market rates.

Development projects

Worsley

In 2004, we commenced the US$192 million (our share US$165 million) Worsley Alumina Development Capital Project (DCP). The DCP, which is now mechanically complete, will result in a 0.250 mtpa increase in alumina production (0.215 mtpa our share) to 3.500 mtpa. Ramping up to full production is currently in progress and we expect the final costs to be close to budget.

Suriname

The joint venture is currently developing the Kaaimangrasie and Klaverbad deposits, which will replace the current Lelydorp and Coermotibo operations upon depletion. The Kaaimangrassie mine began operation on 1 July 2006.

Alumar

In December 2005, we approved a project to expand the refinery, which will increase annual alumina production capacity by 2.0 mtpa (0.700 mtpa our share) to 3.5 mtpa (1.3 mtpa our share). We have estimated that our share of this investment will total US$518 million.

Exploration

In Suriname, BHP Billiton and Suralco jointly hold the exploration licence over the Bakhuis region in western Suriname. The rights over this 2,780 square kilometre terrain were granted in November 2003 for a period of 25 months with options for extension. The exploration phase has been finalised in November 2005, and BHP Billiton and Suralco are currently entering the negotiations with the Government of Suriname in order to obtain the exploitation rights for the Bakhuis area.

Base Metals Customer Sector Group

Through operations in Chile, Australia and Peru our Base Metals CSG mines copper, silver, lead, zinc, molybdenum, uranium and gold. We have five primary products:

•	copper concentrates

•	copper cathodes

•	uranium oxide

•	lead concentrates

•	zinc concentrates.

Some of the ores we mine contain significant quantities of silver and gold, which remain in the base metal concentrates we sell. We receive payment credits for silver and gold recovered by our customers in the smelting and refining process. In addition, we produce gold and silver bullion at our Olympic Dam smelting and refining operation.

Our portfolio of large, low-cost mining operations includes the Escondida mine in Chile, which is the world’s largest source of copper. We are also developing a number of greenfield and brownfield copper mining projects. In addition to conventional mine development, we are also pursuing advanced bioleaching technology, which we believe has the potential to achieve significant reductions in the cost of producing base metals.

Copper

Our majority-owned Escondida copper mine in northern Chile has separate processing streams producing high-quality copper concentrate and pure copper cathode. Our other key copper assets are the Cerro Colorado copper mine in northern Chile, the Antamina copper and zinc operations in Peru and the Olympic Dam copper and uranium mine in Australia.

In 2005-06, our share of total production was in excess of 1.2 mtpa of copper in cathode and contained in concentrate. We provide base metals concentrates to smelters and copper cathode to rod and brass mills and casting plants around the world. We sell the majority of our copper cathode production on annual contracts with a fixed premium and the majority of our copper concentrate production to smelters under long-term contracts with treatment and refining charges negotiated mainly on an annual or bi-annual basis. The price of contained copper is determined by the prevailing LME market price generally for cathodes in the month after shipment and for concentrate three months after shipment. The remainder is sold on a spot basis.

During June 2006, we sold our interest in the Tintaya copper mine in Peru. The profit on disposal was US$296 million (net of a taxation charge of US$143 million).

In June 2005, an earthquake measuring 7.9 on the Richter scale affected the region in which the Cerro Colorado mine is located. Normal road accessibility for heavy trucks was suspended for two weeks and production was halted for two months, then gradually ramped up, returning to pre-earthquake levels in January 2006.

Copper zinc

Our Antamina mine in Peru produces both copper and zinc concentrates. We sell most of our copper and zinc concentrates to third party smelters. The remainder of our production is mostly sold to merchants.

Copper uranium

Our Olympic Dam copper and uranium mine in South Australia is our only asset producing uranium oxide. The bulk of uranium production is sold under long-term, fixed price sales contracts with overseas electricity generating utilities. Gold and silver produced are sold to the Perth Mint, Australia. We acquired Olympic Dam as part of our acquisition of WMC in June 2005.

The Olympic Dam Ore reserves reported in the ‘Ore Reserves’ section show an overall decrease (proved plus probable, and exclusive of production) of 382 million dry tonnes at 0.9 per cent Cu, 0.3kg/tonne U3O8, 0.2g/t Au and 1.7 g/t Ag from that reported in June 2005, albeit this year at a slightly higher grade. Since the acquisition of Olympic Dam in June 2005, we have been reviewing the future operating and development plans. The June 2006 reserve is based on a revised life-of-mine plan developed in the first half of calendar 2006 that includes only the mining of underground stopes by current methods. It does not include mining of lower grade areas by sub-level cave or other alternative underground methods as included in last year’s Report.

These lower grade areas in the northern mine, together with the total southern mine area deposit, are the subject of extensive feasibility studies. On completion of these studies, which include both open-cut and underground sub-level and block caving methods, the reserves will be restated.

Currently, drilling is continuing at Olympic Dam to define the extent of mineralisation.

Silver, lead and zinc

Cannington is the world’s largest single mine producer of both silver and lead and a significant producer of zinc.

The majority of Cannington’s lead and zinc concentrate production for the 2006-07 fiscal year is committed under long-term contracts with smelters in Australia, Korea, Japan and Europe at prices linked to the relevant LME prices. The balance is allocated to the spot market, primarily to Chinese buyers.

Following an assessment of ground conditions in May 2006, we accelerated the program decline and stope access rehabilitation to improve safety conditions. This program, which we expect to be complete in December 2006, will reduce production by approximately 20 per cent throughout the period. The cost associated with this program is expected to be approximately US$25 million.

Information on Base Metals mining operations

Detailed descriptions of our producing assets are listed in the tables below. These tables should also be read in conjunction with the production and reserves tables below.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Copper

Escondida

Atacama Desert, at an altitude of approximately 3,100 metres and 170 kilometres southeast of Antofagasta, Chile

2 open-cut pits

The mine is accessible by public road.

Copper cathode is transported by privately-owned rail line to the Antofagasta port (government- operated) or Mejillones port (privately-operated).

Copper concentrate is transported by company pipeline to its Coloso port facilities.

The mine is owned and operated by Minera Escondida Limitada.

We own 57.5% of Minera Escondida. The other 42.5% is owned by affiliates of Rio Tinto (30%), the JECO Corporation (10%) a consortium represented by Mitsubishi Corporation (7%), Mitsubishi Materials Corporation (1%), Nippon Mining and Metals (2%)) and the International Finance Corporation (2.5%).

Minera Escondida Limitada holds a mining concession from the Chilean state that remains valid indefinitely (subject to payment of annual fees).

Original construction of the operation was completed in 1990. The project has since undergone 4 phases of expansion at an additional cost of US$2,125 million (100% terms) plus US$451 million (100% terms) for the construction of an oxide plant.

In October 2005, the Escondida Norte expansion was completed at a cost of US$431 million (100% terms).

In June 2006, the Escondida Sulphide Leach copper project achieved first production. The approved cost for the project was US$870 million (100% terms).

Escondida has 2 processing streams: 2 concentrator plants in which high-quality copper concentrate is extracted from sulphide ore through a floatation extraction process; and a solvent extraction plant in which leaching, solvent extraction and electrowinning are used to produce copper cathode.

Nominal production capacity is 3.2 mtpa of copper concentrate and 150,000 tonnes per annum of copper cathode.

The new Sulphide Leach project will have the capacity to produce 180,000 tonnes per annum of copper cathode.

Separate transmission circuits provide power for the Escondida mine facilities. These transmission lines, which are connected to Chile’s northern power grid, are Company-owned and are sufficient to supply Escondida post Phase IV. Electricity is purchased under contracts with local generating companies.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Tintaya 270 kilometres from Arequipa and Cusco at an altitude of approximately 4,000 metres, Southern Andes, Peru Open-cut mine	Prior to its sale to Xstrata, we owned 99.95% of Tintaya.

We held mining rights from the Peruvian state over the Tintaya mine and operations.

Production commenced in 1984. An acid leach plant for oxide ore commenced commercial operation in June 2002 in order to reduce operating costs.

We sold Tintaya in June 2006, with an effective date of 1 June 2006.

Tintaya has 2 processing streams: a concentrator plant in which high- quality copper concentrate is extracted from sulphide ore through a floatation extraction process; and a solvent extraction plant in which leaching, solvent extraction and electrowinning are used to produce copper cathode.

Capacity was 80,000 tonnes per annum of copper concentrate and 38,000 tonnes per annum of copper cathode.

Cerro Colorado

Atacama Desert at an altitude of 2,600 metres, approximately 125 kilometres east of Iquique, Chile

Open-cut mine

The mine is accessible by public road.

Cathode production is trucked 125 kilometres to port at Iquique, which is privately operated.

We own and operate the mine. We hold a mining concession from the Chilean state that remains valid indefinitely (subject to payment of annual fees).

Commercial production at Cerro Colorado commenced in June 1994.

Expansions took place in 1995 and 1998. Plant modifications were completed during calendar year 2004 at a cost of US$62 million to increase the mine’s crushing capacity, leach pad area and mine fleet.

Cerro Colorado’s facilities for this process include 2 primary, secondary and tertiary crushers, leaching pads and solvent extraction and electrowinning plants. Current capacity is 120,000 tonnes per annum.

Two suppliers, Edelnor SA and Compañía Electrica Tarapacá SA, supply power under long-term contracts to the facilities through the northern Chile power grid.

Copper uranium

Olympic Dam

560 kilometres northwest of Adelaide, South Australia, Australia

Underground mine

The mine is accessible by public road. Copper cathode and electrowon copper is transported by public road to public ports.

We own and operate Olympic Dam.

The mining lease was granted by the Government of South Australia by an Act of Parliament for the period of 50 years from 1982, with a right of extension for a further period of 50 years.

Production of copper began in 1988. Between 1989 and 1995 the production rate was increased, ultimately raising the ore mining capacity to approximately 3 mtpa.

During 2002, Olympic Dam completed an optimisation project. A new copper solvent extraction plant was commissioned in the first quarter of 2004.

We acquired Olympic Dam as part of our acquisition of WMC in 2005.

Underground mine extracts copper uranium ore and hauls the ore by an automated train network feeding underground crushing, storage and ore hoisting facilities.

Processing plant consists of 2 grinding circuits in parallel and a multi-stage copper sulphide flotation circuit. The copper concentrates treatment route consists of an acid leach and filtration plant, a drying plant, an Outokumpu flash furnace with 2 anode casting furnaces, an ISA electro-refinery and a refinery to recover gold and silver. The flotation tailings treatment route consists of an acid leach and counter current decantation (CCD) circuit, copper and uranium solvent extraction plants, a copper electrowinning plant and a precipitation and calcining plant for uranium concentrates.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Process plant capacity is approximately 215,000 tonnes per annum of copper and 4,000 tonnes per annum of uranium oxide concentrates.

Power for the Olympic Dam operations is supplied via a 275kV powerline from Port Augusta, transmitted by ElectraNet in accordance with the National Electricity Code and the Electricity Act 1996 (SA).

Copper zinc

Antamina

270 kilometres north of Lima at an altitude of 4,300 metres, Peru

Open-cut mine

The mine is accessible by a company-maintained 115 kilometre access road.

A 300 kilometre pipeline transports the copper and zinc concentrates to the port of Huarmey.

Antamina is owned by Compañía Minera Antamina SA (CMA), in which we hold a 33.75% interest. The remaining interests are held by Xstrata (33.75%), Teck Cominco (22.5%) and Mitsubishi (10%).

CMA is the operator of the mine.

CMA holds mining rights from the Peruvian state over the Antamina mine and operations. These rights can be held indefinitely, contingent upon the annual payment of licence fees and the supply of information on investment and production.

The Antamina project achieved commercial production in October 2001.

The principal project facilities include a primary crusher, a nominal 70,000 tonnes per day concentrator, copper and zinc floatation circuits and a bismuth/ moly cleaning circuit, a 300 kilometre concentrate pipeline with single-stage pumping and port facilities at Huarmey. The pipeline design throughput is 1.8 dry mtpa.

Power to the mine site is being supplied under long-term contracts with individual power producers through a 58 kilometre, 220 kV transmission line, which is connected to Peru’s national energy grid.

Silver, lead and zinc

Cannington

300 kilometres southeast of Mt Isa, Queensland, Australia

Underground mine

The mine is accessible by public road access and a company-owned airstrip.

Product is transported 187 kilometres by road to Yurbi, a company-owned loading facility, where it is loaded on public rail and transported to a public port.

We own and operate Cannington. The Cannington deposit is contained within mining leases granted to us by the state of Queensland in 1994 and which expire in 2029.

The deposit was discovered in 1990. Concentrate production commenced in October 1997.

In February 2003, the Cannington Growth Project commenced to improve mill throughput and metal recovery. The project was completed during 2005.

The beneficiation plant consists of a primary grinding circuit (AG mill), secondary grinding circuit (tower mill), pre-flotation circuit, fine lead flotation circuit, coarse lead flotation circuit, zinc flotation circuit, concentrate and tailings thickening, lead and zinc concentrate leaching circuits, lead and zinc concentrate filtration circuit and a paste plant.

Nominal capacity is 3.1 mtpa.

A power station, consisting of a combination of gas-fired and diesel-fired engines, located at Cannington is operated under contract to supply power solely to Cannington.

Development projects

Escondida Norte and Escondida Sulphide Leach

In October 2005, we commenced mining the Escondida Norte orebody, which was developed at a cost of US$431 million (100 per cent terms). In June 2006, first cathode was produced from a newly constructed bioleaching facility to process previously stockpiled low-grade sulphide ore. The project costs are being finalised and are expected to be close to the budget of US$870 million (100 per cent terms) excluding foreign exchange impacts of the stronger Chilean peso.

Spence

In October 2004, we approved the development of the Spence open-cut copper mine. The project is currently within the budget of US$990 million excluding foreign exchange impacts of the stronger Chilean peso. The project is located 150 kilometres northeast of the port city of Antofagasta and 50 kilometres southeast of the mining city of Calama in the Atacama Desert of northern Chile. The project will produce copper cathode by acid and bacterial leaching followed by sulphide solvent extraction and electrowinning. The project will have a nominal capacity of 200,000 tonnes of copper cathode and an estimated mine life of 19 years. Electrical power will be supplied via a 70 kilometre high-voltage transmission line connected to Chile’s northern power grid. Spence will own this transmission line and purchase electricity under contracts from a local generating company. First cathode production is scheduled for the second quarter of the 2006-07 financial year.

Olympic Dam

Due to the size of the Olympic Dam orebody, there is potential to further increase the size of the operation over and above the current capacity. A pre-feasibility study is currently being undertaken to examine capacity expansion options. The scope of the pre-feasibility studies will address operational capacity, mining methods, processing and smelter options and the infrastructure, health, safety and environmental practices required to support the expansion options. A substantial expansion of Olympic Dam will require completion of feasibility studies and subsequent Board approvals as well as various regulatory and governmental approvals covering a range of operational matters.

Carbon Steel Materials Customer Sector Group

Our Carbon Steel Materials CSG is a leading supplier of core raw materials and services to the global steel industry producing and marketing a full range of steel-making raw materials: iron ore, coking coal and manganese ore and alloys. We have mines in Australia, Brazil and South Africa.

Iron ore

Our principal iron ore operations are based in the Pilbara region of northwestern Australia. Through a series of 100 per cent BHP Billiton-owned and majority-owned joint ventures we mine iron ore from a number of open-cut mines and transport it by our own rail network to our port facilities at Port Hedland. We also hold a 50 per cent interest in an iron ore mine in Brazil. We sell lump ore and fines from Australia and Samarco sells pellets from Brazil to steel producers, which are principally exported to China, other countries in Asia, Africa and the Middle East, Europe and the United States, generally under long-term contracts with prices set annually. Iron ore mined from Yandi, Jimblebar and Mt Goldsworthy Area C deposits is sold under marketing arrangements that are detailed in the footnotes to the production and reserves tables.

On 24 August 2005, we announced the permanent closure of the hot briquetted iron production facilities at our wholly-owned Boodarie Iron plant in Western Australia. We intend to retain the Boodarie Iron beneficiation plant to complete feasibility studies into longer-term options for our lower-grade iron ore.

Metallurgical coal

We mine metallurgical coal in Australia and sell it to steel producers in Japan, Europe, Korea, India, Taiwan, Brazil, China and Australia generally under annual contracts.

Together with Mitsubishi Development Pty Ltd, we own six open-cut coal mines, two underground coal mines and a port in the Bowen Basin, Queensland, Australia. These coal mining operations are managed through BM Alliance Coal Operations Pty Ltd (BMA), a jointly owned entity, and the coal produced is marketed through another jointly owned entity, BM Alliance Coal Marketing Pty Ltd. These mines are separated into two joint venture structures in which we have a 50 per cent interest, namely the Central Queensland Coal Associates (CQCA) joint venture and the Gregory joint venture. Mitsubishi Development Pty Ltd has the remaining 50 per cent interest in these two joint ventures. In addition, BMA operates one other Bowen Basin mine, and is in the development phase for another, for BHP Mitsui Coal Pty Ltd, in which we have an 80 per cent interest. The majority of the coal production is high-quality metallurgical coal used for steelmaking.

The CQCA joint venture owns and operates the Hay Point coal terminal in Mackay, Queensland, through which most of the venture’s coal is shipped. Hay Point handles around 35 mtpa and can accommodate bulk carriers of up to 230,000 deadweight tonnes.

We also own and operate four underground coal mines in the Illawarra region of New South Wales (Australia). Coal from these mines is either sold to BlueScope Steel’s Port Kembla Steelworks or shipped to domestic and international customers.

Manganese

We hold our South African manganese interests via a 60 per cent holding in Samancor Manganese. In South Africa, Samancor produces manganese ore from two mines at Hotazel in the Northern Cape Province, produces manganese alloy at a plant (Metalloys) in Gauteng Province and has a 51 per cent interest in Manganese Metal Company, a producer of electrolytic manganese metal. During 2005-06, Samancor Manganese sold its 100 per cent interest in DMS Powders, a business producing atomised and milled ferrosilicon, to a Black Economic Empowerment (BEE) consortium. In July 2006, the Company purchased Mitsui’s 50 per cent shareholding in Advalloy (Pty) Ltd, the refined alloy producer in Gauteng Province, making Samancor Manganese the 100 per cent owner of Advalloy. In Australia the business produces ore at Groote Eylandt in the Northern Territory (GEMCO) and manganese alloys in northern Tasmania (TEMCO). We have a 60 per cent effective ownership of both GEMCO and TEMCO. We are the managers of all the above operations.

We sell manganese ore to alloyers principally in Asia, Europe, Australia and South Africa. Approximately two-thirds of these sales are priced annually. The rest are priced quarterly or occasionally on a spot basis. We sell manganese metal and alloys principally to steelmakers under long-term contracts that usually provide for quarterly adjustment of prices, either by negotiation or reference to published market prices.

Information on Carbon Steel Materials mining operations

A detailed description of our producing assets is listed in the following tables. These tables should also be read in conjunction with the production table and reserves table below.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Iron Ore

Mt Newman joint venture

Pilbara region, Western Australia, Australia

Open-cut mine

The mine is accessible by public road and Company- owned rail to the joint venture’s Nelson Point shipping facility at Port Hedland.

We hold an 85% interest in the Mt Newman joint venture. The other 15% is held by Mitsui ITOCHU Iron (10%) and ITOCHU Minerals and Energy of Australia (5%).

We are the operators.

Mining lease under the Iron Ore (Mt Newman) Agreement Act 1964, that expires in 2009 with the right to successive renewals of 21 years.

Production began at the Mt Whaleback orebody in 1969. Production continues to be sourced from the major Mt Whaleback orebody, complemented by production from orebodies 18, 23, 25, 29 and 30.

At Mt Whaleback, primary and secondary crushing plants (capacity of 35 mtpa); a heavy media beneficiation plant (capacity of 8 mtpa) and a train-loading facility.

At orebody 25, an additional primary and secondary crushing plant (capacity of 8 mtpa).

A crusher and train-loading facility at a cost of US$85 million have been constructed at orebody 18.

Power comes from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines.

Yandi joint venture Pilbara region, Western Australia, Australia Open-cut mine The mine is accessible by public road and Company- owned rail to the Nelson Point shipping facility at Port Hedland.

We hold an 85% interest in the Yandi joint venture. The other 15% is held by Mitsui Iron Ore Corporation (7%) and ITOCHU Minerals and Energy of Australia (8%).

An independent contract mining company is the operator of the mine.

Mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2012 with renewal right to a further 42 years.

We began development of the orebody in 1991 with an initial capacity of 10 mtpa. The first shipment occurred in 1992.

Capacity was progressively expanded between 1994 and 2003 and is currently 42 mtpa.

Two processing plants and a primary crusher and overland conveyor are used to crush and screen ore and deliver it to one of two train-loading facilities.

Power comes from the Alinta Dewap-owned Newman power station via Company-owned powerlines.

Jimblebar

Pilbara region, Western Australia, Australia

Open-cut mine

The mine is accessible by public road and Company- owned rail to Port Hedland via a 30 kilometre spur line linking with the main Newman to Port Hedland railway.

We own 100%.

An independent contract mining company is the operator of the mine.

Mining lease under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires in 2009 with the rights to successive renewals of 21years.

Production at Jimblebar began in March 1989.

The ore currently being produced is blended with ore produced from Mt Whaleback and satellite orebodies 18, 23, 25, 29 and 30 to create the Mt Newman blend.

Primary and secondary crushing plant (capacity of 8 mtpa). Power comes from the Alinta-owned Newman power station via Company-owned powerlines.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Mt Goldsworthy joint venture

Pilbara region, Western Australia, Australia

Open-cut mine

The mine is accessible by public road and Company-owned rail to the joint venture’s Finucane Island shipping facilities and the Nelson Point shipping facilities, both located at Port Hedland.

Our railway spur links Area C mine to the Newman main line.

We hold an 85% interest in the Mt Goldsworthy Joint Venture. The other 15% is held by Mitsui Iron Ore Corporation (7%) and ITOCHU Minerals and Energy of Australia (8%).

An independent contract mining company is the operator of the mine.

Four mineral leases under the Iron Ore (Mt Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972, which have expiry dates between 2007 and 2014 with rights to successive renewals of 21 years.

A number of smaller mining leases granted under the Mining Act 1978 in 2005.

Operations originally commenced at the Mt Goldsworthy project in 1966 and the Shay Gap mine in 1973. The original mine closed in 1982 and the associated Shay Gap mine closed in 1993. Since then, mining has continued from the adjacent Nimingarra and Yarrie areas.

We opened Area C mine in 2003.

At the beginning of September 2006, we suspended C Berth shiploading operations at Finucane Island as part of Rapid Growth Project 3 (RGP3) expansion works. The C Berth shiploading operations will recommence at the completion of RGP3 as described below.

Two primary crushers exist, one at Yarrie and the other at Nimingarra, with a combined capacity of 8 mtpa.

An ore processing plant is located at Area C (capacity of 23 mtpa) but is currently being upgraded to 42 mtpa, which is expected to be completed in 2007. A primary crusher and overland conveyor are currently under construction.

Power for Yarrie and Nimingarra is sourced via overhead powerlines from the Port Hedland gas-fired powered station operated by Alinta Dewap.

Area C sources its power from the Newman power station also operated by Alinta Dewap.

Samarco

Southeast Brazil

Open-cut mine

The mine is accessible by public road. Conveyor belts transport iron ore to the beneficiation plant and a 396 kilometre slurry pipeline transports pellet feed to the pellet plants on the coast.

Iron pellets are exported via private port facilities.

We own 50% of Samarco. The other 50% is owned by Companhia Vale do Rio Doce (CVRD). Samarco is operated as an independent business with its own management team.

The Brazilian Government has granted mining concessions to Samarco as long as it mines the Alegria Complex according to an agreed plan.

Production began at the Germano mine in 1977 and at the Alegria complex in 1992. The Alegria complex has now replaced the depleted Germano mine. The last expansion occurred in 1997 when a second pellet plant was built. In 2005 an optimisation project increased pellet feed and pellet production.

There is a 396 kilometre iron ore slurry pipeline integrating the mining complex to pellet plants.

An iron ore beneficiation plant has a capacity of 16.5 mtpa.

Two pellet plants have a total capacity of 14.0 mtpa.

Samarco operates one hydroelectric power plant and has a 49% stake in another. These plants furnish approximately 35% of electricity requirements.

Samarco has signed an agreement expiring in 2013 to purchase remaining power needs from a local concessionaire that operates hydroelectric power plant.

Metallurgical coal

Central Queensland Coal Associates joint venture

Bowen Basin, Queensland, Australia

Goonyella Riverside,

Peak Downs, Saraji, Norwich Park and Blackwater are open-cut mines. Broadmeadow is a longwall underground mine.

The mines are accessible by public road. All coal is transported on Government-owned railways to the port of Hay Point near Mackay (incorporating CQCA’s Hay Point coal terminal and the Dalrymple Bay coal terminal) and the port of Gladstone.

We own 50% of the CQCA joint venture. Mitsubishi owns the other 50%.

BMA Coal Operations, a joint venture entity, is the operator of the mines.

Leases for the CQCA mines have expiry dates between 2008 and 2024 and are renewable for such further periods as the Queensland Government allows.

Goonyella mine, which commenced in 1971, merged with the adjoining Riverside mine in 1989 and is operated as the Goonyella Riverside mine. Reserves at the Riverside mine were depleted in 2005.

Peak Downs commenced production in 1972. Saraji mine commenced production in 1974. Norwich Park commenced production in 1979.

Blackwater mine commenced production in 1967. South Blackwater and Blackwater mines were integrated in mid 2001.

Broadmeadow, a new underground mine developed on the Goonyella mining lease, commenced longwall operations in August 2005.

All coal is beneficiated at on-site processing facilities, which have a combined capacity in excess of 51.5 mtpa. Power is sourced from the state of Queensland’s electricity grid.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Gregory joint venture

Bowen Basin, Queensland, Australia

Gregory is an open-cut mine.

Crinum is a longwall underground mine.

The mines are accessible by public road. All coal is transported on Government-owned railways to the port of Hay Point near Mackay (incorporating CQCA’s Hay Point coal terminal and the Dalrymple Bay coal terminal) and the port of Gladstone.

We own 50% of the Gregory joint venture. Mitsubishi Development Pty Ltd owns the other 50%.

BMA Coal Operations, a joint venture entity is the operator of the mines.

Leases have expiry dates between 2006 and 2019 and are renewable for such further periods as the Queensland Government allows.

		The Gregory mine became operational in 1979. Crinum mine commenced longwall production in 1997.	All coal is beneficiated at on-site processing facilities, which have a combined capacity in excess of 5 mtpa. Power is sourced from the state of Queensland’s electricity grid.

BHP Mitsui Coal joint venture

Bowen Basin, Queensland, Australia

South Walker Creek and Poitrel are open-cut mines.

The mines are accessible by public road. All coal is transported on Government-owned railways to the port of Hay Point near Mackay (incorporating CQCA’s Hay Point coal terminal and the Dalrymple Bay coal terminal).

We own 80% of the BHP Mitsui Coal joint venture. Mitsui and Co owns the other 20%.

BMA manages the mines, which are operated through independent contractors.

Leases expire in 2020 and are renewable for such further periods as the Queensland Government allows.

The joint venture holds additional undeveloped leases in the Bowen Basin.

The joint venture commissioned Riverside, an open-cut mine, in 1983. Reserves were depleted in 2005.

South Walker Creek became operational in 1998 producing pulverised coal injection (PCI) product and minor quantities of by-product energy coal.

Construction for the new Poitrel mine commenced in early 2006. Overburden removal operations started in July 2006, and the first coal mining is scheduled to commence in September 2006. The new mine will have a production capacity of 3.0 mtpa of coking and PCI coals.

South Walker Creek coal is beneficiated at on-site processing facilities with a capacity to produce 4.0 mtpa of coal.

Poitrel mine has entered into a joint venture agreement with the adjacent Millennium Coal mine to share coal processing and rail loading facilities.

Power is sourced from the state of Queensland’s electricity grid.

Illawarra Coal

Illawarra, New South Wales, Australia

Underground mines

All the mines are accessible by public road. All coal is transported by road or on Government-owned railways to our major customer, BlueScope Steel’s Port Kembla steelworks or to Port Kembla for shipping.

We are owner and operator of the Illawarra Coal mines. Leases have expiry dates between 2010 and 2026 with renewal rights under the NSW Mining Act 1992 for periods of 21 years.

Appin commenced in 1962 with longwall mining starting in 1969. The adjoining Douglas mine is being developed as a replacement for the Appin mine.

West Cliff was commissioned in 1976.

Elouera opened in 1993. Reserves were nearly depleted in 2005. Remnant longwall blocks are being developed by contract mining.

Dendrobium Mine opened in 2004-05 at a total cost of US$200 million. A modern longwall mine, it has now replaced the Elouera mine.

Coal is beneficiated at two processing facilities with a capacity to produce 8.8 mtpa. Power is sourced from the state of New South Wales’ electricity grid.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Manganese

Hotazel Manganese Mines

Kalahari Basin, South Africa.

Mamatwan is an open-cut mine.

Wessels is an underground mine.

The mines are accessible by rail and public road. Most bulk reagents are transported by Government-owned rail. 60% of the ore produced is beneficiated locally with the balance exported via Port Elizabeth and Durban.

Samancor’s wholly-owned subsidiary Hotazel Manganese Mines is the operator of Mamatwan and Wessels. The remaining 40% is owned by Anglo American.

Samancor Manganese must sell 15% of its shareholding to a BEE entity by 2009 to comply with the South African Government’s Mining Charter and scorecard. Negotiations are proceeding with possible BEE partners.

Mamatwan was commissioned in 1964. Wessels was commissioned in 1973.

Mamatwan’s capacity is currently 2.6 mtpa of ore and sinter. The beneficiation plant consists of primary, secondary and tertiary crushing with associated screening plants. There is a dense medium separator and a sinter plant with a capacity of 1.0 mtpa of sinter.

Wessels has two loaders and four haulers with an annual capacity of approximately 1.0 mtpa of ore. The processing is a simple crushing and screening circuit consisting of primary and secondary crushing circuits with associated screening capacity.

The power source is the national utility company Eskom.

Groote Eylandt Mining Company Pty Ltd (GEMCO)

Groote Eylandt, Northern Territory, Australia

Open-cut mine

Ore is transported from the concentrator by road train directly to our shipping facilities at the port at Milner Bay.

We own 60% of GEMCO, which owns and operates the mine. The remaining 40% is owned by Anglo American.

All leases situated on Aboriginal land held under the Aboriginal Land Rights (Northern Territory) Act 1976. Leases are subject to renegotiations in 2006 and 2010.

The mine was first commissioned in 1965.

The beneficiation process consists of crushing, screening and dense media separation with lump and fines products being produced. The existing capacity is 3.1 mtpa.

GEMCO owns and operates its own on-site diesel power generation facility.

Information on the Carbon Steel Material CSG’s smelters, refineries and processing plants

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Advalloy Meyerton, South Africa

We own 60% of Samancor Manganese, which now owns 100% of Advalloy. Samancor purchased the 50% of Advalloy that it did not previously own in July 2006.

Samancor Manganese holds freehold title over the property, plant and equipment.

		Manganese alloy plant uses an electric arc furnace process producing refined manganese alloy.	Advalloy has a capacity of 82,000 tonnes per annum of medium-carbon ferromanganese in various fractions. The power source is the national utility company Eskom.

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Manganese Metal Company Nelspruit and Krugersdorp, South Africa

We own 60% of Samancor Manganese, which in turn owns 51% of Manganese Metal Company. Delta Plc indirectly owns the remaining 49%.

Manganese Metal Company holds freehold title over the property, plant and equipment.

		A manganese production plant at Nelspruit processing and electrorefining manganese ore into electrolytic manganese metal (via a hydrometallurgical extraction process). For economic reasons, manganese metal production was suspended at the Krugersdorp plant on 22 February 2006.	Nelspruit has a capacity of 27,000 tonnes per annum of electrolytic manganese metal. The power source is the national utility company Eskom.

Metalloys Meyerton, South Africa	We own 60% of Samancor Manganese, which in turn owns 100% of Metalloys. Samancor Manganese holds freehold title over the property, plant and equipment.	Manganese alloy plant uses three electric arc furnaces to produce manganese alloys such as high and medium- carbon ferromanganese and silicomanganese.

370,000 tonnes of high-carbon ferromanganese (including hot metal) and 120,000 tonnes of silicomanganese in various fractions mix per annum.

The power source is the national utility company Eskom with 15 mws of power generation from waste gases.

Tasmanian Electro Manganese Company (TEMCO) Bell Bay, Tasmania, Australia	We own 60% of TEMCO. Anglo American owns the remaining 40%. Samancor Manganese manages the operations. TEMCO holds freehold title over the property, plant and equipment.	Four furnaces and a sinter plant produce ferroalloys including high-carbon ferromanganese, silicomanganese and sinter.

Nominal capacity based on the 2006 product mix is 128,500 tonnes of high-carbon ferromanganese, 125,700 tonnes of silicomanganese and 336,000 tonnes of sinter per annum.

TEMCO sources its electrical power from Aurora Energy, the state -owned power distribution and retailing company. Power in Tasmania is principally generated from hydro stations but supplemented with a 240 mw gas generation station. TEMCO also self- generates 13 mw for internal use from an on-site Energy Recovery Unit. In addition, Basslink, a 600 mw interconnector between Tasmania and Victoria came online in May 2006 and has provided additional capacity and security of supply in periods of drought.

Development projects

Iron ore

Western Australia Iron Ore

We have undertaken a series of development projects referred to as Rapid Growth Projects (RGP). In February 2004, we completed an expansion of our Port Hedland facilities, which increased capacity to 100 mtpa. In October 2004, our Board approved Rapid Growth Project 2 (RGP2), which comprises mine, rail and port capacity increases through the development of orebody 18, purchase of additional rolling stock and a new car dumper at our Finucane Island facility at Port Hedland. RGP2 was to have increased system capacity to 118 mtpa by the end of the second quarter of the 2006-07 financial year. However the closure of Boodarie Iron in 2005 has reduced system capacity by one mtpa. There will also be an eight mtpa reduction in capacity due to the suspension in September 2006 of the Goldsworthy shiploading operations at Finucane Island, related to RGP3.

RGP3 was approved by our Board in October 2005. RGP3 comprises mine rail and port expansions. Installed capacity at the Area C mine will increase by 20 mtpa by the second quarter of financial year 2007-08.

Samarco

In October 2005, our Board approved construction of a third pellet plant at Ponta Ubu, together with a mine expansion, a new concentrator at Germano, port enhancements and a second slurry pipeline. We estimate that the project will increase iron ore pellet capacity by 7.6 million tonnes at a cost of US$1.18 billion (US$590 million our share). Production is scheduled to commence during the first half of 2008.

Metallurgical Coal

Maruwai (Lampunut)

We are conducting a feasibility study into the development of a five mtpa coking coal operation under the Maruwai Coal Contract of Work agreement with the Indonesian Government. The study is expected to be completed in the third quarter of 2006-07.

Diamonds and Specialty Products Customer Sector Group

The Diamonds and Specialty Products CSG encompasses our diamonds and titanium minerals businesses and included the fertilisers business until its sale in August 2006. Our principal operations are located in Canada, South Africa, Mozambique and Australia.

During the 2005-06 fiscal year, our minerals exploration and technology functions were removed from the Diamonds and Specialty Products CSG.

Diamonds

The cornerstone of our diamonds business is the EKATI Diamond Mine. EKATI has produced an average of approximately four million carats of rough diamonds annually over the last two years. Due to changes in available ore sources, future rough diamond production may vary from historical levels. Annual sales from EKATI (including minority shares) represent around 3 per cent of current world rough diamond supply by weight and 6 per cent by value.

We sell most of our rough diamonds to international diamond buyers through our Antwerp sales office. We sell up to 10 per cent of our rough diamonds to two Canadian manufacturers, and we sell both polished and rough diamonds directly to jewellers. We sell polished diamonds, manufactured through contract polishing arrangements, through our CanadaMark™ and AURIASTM brands.

Titanium minerals

Our interest in titanium minerals consists of our 50 per cent effective interest in Richards Bay Minerals (RBM) in South Africa, and the Corridor Sands and TiGen minerals sands projects in Mozambique.

RBM is a leading producer of titania slag, high-purity pig iron, rutile and zircon from mineral sands. The zircon, rutile and pig iron are sold as end products both internationally and locally. 95 per cent of the total capacity is exported, yielding a world market share of approximately 15 per cent for titanium feedstocks and 20 per cent for zircon. Approximately 90 per cent of the titanium dioxide slag produced by RBM is suitable for the chloride process of titanium dioxide pigment manufacture and is sold internationally under a variety of short, medium and long-term contracts. Corridor Sands and TiGen are currently in their pre-feasibility phases.

Fertilisers

Our fertiliser business was built around Southern Cross Fertilisers (SCF) which we acquired as part of the WMC acquisition. SCF is a major supplier of phosphate-based fertilisers to the Australian market. SCF has an integrated network of plants in Mt Isa and Phosphate Hill and a phosphate rock orebody at Phosphate Hill. SCF produces di-ammonium phosphate (DAP) and mono-ammonium phosphate (MAP).

On 1 August 2006, we completed the sale of SCF to Incitec Pivot Limited for US$98 million.

In December 2005, we sold our 33.3 per cent interest in the Hi-Fert distribution and marketing business to the ELF Australia joint venture for US$15 million.

Information on Diamonds and Specialty Products mining operations

A detailed description of our producing assets is listed in the following tables. These tables should also be read in conjunction with the production table and reserves table below.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Diamonds

EKATI Diamond Mine

310 kilometres northeast of Yellowknife, Northwest Territories, Canada

Beartooth and Fox are open-cut mines and Panda is an underground mine.

The mines are accessible year round by contracted aircraft.

Road access is available for approximately 10 weeks per year via an ice road.

We own an 80% interest in the Core Zone joint venture which includes the existing operations. The remaining 20% interest is held by 2 individuals.

We also own a 58.8% interest in the Buffer Zone joint venture made up predominantly of exploration targets.

We are the operators of the mines.

Tenure is secured through ownership of mining leases granted by the Government of Canada. Mining leases have been granted for reserves until 2017.

Construction began in 1997 and production from the first open-cut was initiated in 1997. The mine and processing plant began operation in mid 1998.

In October 2001, we acquired Dia Met Minerals Ltd, bringing our interest in the Core Zone and Buffer Zone joint ventures up to 80% and 58.8% respectively.

Current active mines include 2 open-cut (Beartooth and Fox) and 1 underground mine (Panda), with a second underground mine under construction (Koala).

Major facilities at the mine include camp accommodation, a truck maintenance shop with office complex, an equipment-warming shed and the process plant. The processing plant consists of primary, secondary and tertiary crushers, washers/scrubber and grinder and heavy media separator. The diamond recovery process makes use of wet high intensity magnetics, wet and dry particle X-ray sorters, drier, and grease table. Nameplate capacity is 9,000 tonnes of ore per day.

All the electric power is generated by our Company-owned and operated diesel power station. In addition, there is storage for approximately 90 million litres of diesel fuel on site.

Titanium Minerals

Richards Bay Minerals

Five beach sand dredge mines 10 to 50 kilometres north of Richards Bay, KwaZulu-Natal, South Africa

The mine is accessible via public rail, road and port.

The rail between the mine site, harbour and shipping facilities are owned by Spoornet and Portnet (both government business enterprises supplying services on behalf of the state). The roads accessing the smelter are government-owned.

RBM comprises 2 legal entities Tisand (Pty) Ltd and Richards Bay Iron and Titanium (Pty) Ltd. Our share is 51% and 49.45% respectively. The remaining 49% and 50.55% are held by Rio Tinto. The overall net income is shared equally.

RBM management independently operates the joint venture on behalf of the shareholders.

RBM holds long-term renewable leases from the state of South Africa.

These leases are subject to the South African Mining Charter and must be lodged for a conversion to a New Order Mining Right by no later than 30 April 2009 (see ‘Government regulations’).

Richards Bay Minerals was formed in 1976 to mine and beneficiate the sands in the coastal dunes. The mining operations have expanded to 5 with the last mine added in 2000.

Mining is conducted largely by sand dredge mining with minor supplementary dry mining. Gravity separation via spiral is then utilised to produce a heavy mineral concentrate. This concentrate is then trucked to a central processing plant where magnetic, electrostatic and gravity techniques are used to produce the finished products being rutile and zircon and the ilmenite for smelter feed.

The smelter processes the ilmenite to produce titanium dioxide slag, with a titanium dioxide of approximately 85% and high-purity iron.

The nominal titanium slag capacity is 1.06 mtpa.

The power for the operation is purchased from the South African grid.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Fertilisers Southern Cross Fertilisers Phosphate Hill, approximately 150 kilometres southeast of Mt Isa, Queensland, Australia Open-cut mine	We owned and operated Southern Cross Fertilisers during the 2005-06 fiscal year. On 1 August 2006, we completed the sale of SCF to Incitec Pivot Limited.

Mining for phosphate rock was undertaken at the site in the 1970s and between 1981 and 1983, but ceased for economic reasons.

Mining restarted in 1999 with the construction of the ammonium phosphate processing plant at Phosphate Hill.

The previous operator was WMC.

Southern Cross Fertilisers operates a fully integrated ammonium phosphate production facility.

Development projects

Koala underground

In June 2006, we approved the development of the third underground mine at the EKATI Diamond Mine in Canada. In addition to the mine development, the investment provides for mine ventilation systems, an underground conveyor connecting to the existing Panda underground conveyor and minor surface infrastructure and mobile equipment. The project will deliver a total of 7.1 million dry tonnes of ore to the process plant and recover 6.5 million carats of high-quality Koala diamonds. Total project life is expected to be 11 years. Total development costs are estimated at US$250 million (our share US$200 million). First production is expected in the third quarter of calendar 2007.

Corridor Sands

We own 90 per cent of Corridor Sands Ltd, the joint venture company that holds the Corridor Sands mineral tenement. The other 10 per cent equity is owned by the Industrial Development Corporation of South Africa Ltd.

Currently, the project is in pre-feasibility stage to study the options to exploit undeveloped ilmenite deposits near the town of Chibuto, 190 kilometres north of Maputo and 50 kilometres inland from Xa Xai in the Gaza Province, Southern Mozambique. A world-scale integrated open-cut mining, concentration and smelting operation is envisaged to produce titania slag and high-purity iron, as well as the minerals rutile and zircon.

We have a Prospecting and Research Licence (Mineral Tenement) on land that incorporates the Corridor Sands mineral sands project, which we can convert to a mining title upon committing to a development plan.

TiGen

We own a 100 per cent interest in TiGen, another significant ilmenite orebody, located at Moebase in northern Mozambique. A pre-feasibility study has been completed and market studies continue to determine when the project should move into feasibility.

Energy Coal Customer Sector Group

Our Energy Coal CSG is one of the world’s largest producers and marketers of export thermal (energy) coal. We mine energy coal in South Africa, Australia, Colombia and the United States. Most of our domestic energy coal sales are under medium and long-term fixed-price contracts with power generation companies and utilities in Australian, South African and US. Most of our export sales are made under short and medium-term contracts in Europe, Asia and the US.

Through our wholly-owned subsidiary, Ingwe Collieries Limited, we operate six coal mines in the Witbank region of Mpumalanga province of South Africa. In 2005-06, we supplied 30 million tonnes of energy coal to Eskom, a public electricity service company in South Africa, and exported the bulk of the remaining 23 million tonnes. In July 2006, we announced a memorandum of understanding with Eskom to explore conversion of the Optimum mine into a domestic producer which would exclusively supply Eskom.

We also own 37.4 per cent of the Richards Bay Coal Terminal (RBCT), through which Ingwe’s exports are shipped. RBCT has a capacity of 72 mtpa. Upon the completion of the sale of Koornfontein as referred to below, our holding of RBCT reduces to 35.3 per cent.

In Australia, we mine energy coal at Mt Arthur mine. We are currently undertaking underground pre-feasibility work on the adjacent Bayswater mining area. We deliver approximately one third of Mt Arthur’s production to local power stations via a 10 kilometre overland conveyor. The remainder is transported by rail approximately 100 kilometres to the port of Newcastle.

In New Mexico, we own and operate the Navajo open-cut and San Juan underground mines. Navajo’s production is sold to the Four Corners Power Plant under long-term contracts. San Juan’s production is sold to the nearby San Juan Generating Station under long-term contracts.

The Cerrejon Coal Company operates open-cut mines in La Guajira province in northeastern Colombia. Production is mainly for export.

Information on Energy Coal mining operations

A description of our producing assets is listed in the following tables. These tables should be read in conjunction with the production and reserves tables below.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
South Africa

Douglas

27 kilometres south of Witbank, Mpumalanga Province, South Africa

Underground mine

The mine is accessible by public roads.

Coal is exported via the RBCT. The coal is transported to RBCT via a Spoornet (a government business enterprise) railway.

We own 84% of the Douglas colliery joint venture through Ingwe Collieries Limited. The remaining 16% is owned by Xstrata Plc through Tavistock Collieries Plc.

We are the operators of the mine.

Ingwe and Tavistock are the holders of 2 Old Order Mining Rights in the joint venture ratio of 84:16 and Ingwe is the sole holder of the Albion section right. These Old Order Rights must be lodged for a conversion no later than 30 April 2009 (see ‘Government regulations’).

		Douglas was commissioned in 1979.	Beneficiation facilities consist of a crushing plant and a wash plant. The overall capacity is 14 mtpa. Power is supplied by Eskom.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Khutala

100 kilometres east of Johannesburg, Mpumalanga Province, South Africa

Combination of open-cut and underground mines

The mine is accessible by public roads.

Domestic coal is transported via overland conveyor to Kendal Power Station.

We own and operate the mine at Khutala.

Ingwe Collieries Limited is the holder of an Old Order Mining Right.

An application for conversion to a New Order Mining Right, submitted in 2004, is still being processed (see ‘Government regulations’).

		Khutala was commissioned in 1984. Open-cut operations began in 1996. The mining of a thermal/metallurgical coal deposit for a domestic market commenced in 2003.	Beneficiation facilities consist of a crushing plant, crusher and wash plant. The overall nominal capacity is 18 mtpa of energy coal and 1.5 mtpa of metallurgical coal. Power is supplied by Eskom.

Koornfontein

35 kilometres south of Middelburg, Mpumalanga Province, South Africa

Underground mine

The mine is accessible by public roads.

Export coal is transported to RBCT by rail while the domestic coal is transported via conveyor belt to the nearby Majuba Power Station.

We own and operate the mine at Koornfontein. On 18 July 2006 we announced the sale of Koornfontein.

Koornfontein mine is the holder of an Old Order Mining Right. This Old Order Mining Right has to be lodged for a conversion to a New Order Mining Right by no later than 30 April 2009 (see ‘Government regulations’).

		Koornfontein was commissioned in 1964.	Beneficiation facilities consist of 3 washing plants, each with a crusher. The overall capacity is 9 mtpa tonnes of energy coal. Power is supplied by Eskom.

Middelburg

20 kilometres southeast from Witbank, Mpumalanga Province, South Africa

Open-cut mine

The mine is accessible by public roads.

Export coal is transported to RBCT by rail while the domestic coal is transported via conveyor belt to the nearby Duvha Power Station.

We own 84% of the Middelburg mine in a joint venture. The remaining 16% is owned by Xstrata Plc through Tavistock Collieries Plc.

We are the operators of the mine.

Ingwe and Tavistock Collieries are the holders of an Old Order Mining Right in the joint venture ratio of 84:16. This Old Order Mining Right must be lodged for a conversion to a New Order Mining Right by no later than 30 April 2009 (see ‘Government regulations’).

		Middelburg mine was commissioned in 1982. Middelburg Mine Services (MMS) and Duvha Opencast became 1 operation in 1995-96. In 2003, Douglas Opencast Operations was incorporated into MMS.	Beneficiation facilities consist of the following: crushing plants, crush and wash and de-stone plants. The overall capacity is 17 mtpa. Power is supplied by Eskom.

Optimum

40 kilometres south of Middelburg, Mpumalanga Province, South Africa

Open-cut mine

Access to the mine is via public roads.

Export coal is transported to RBCT by rail while the domestic coal is transported via conveyor belt to the nearby Hendrina Power Station.

We own and operate the mine at Optimum.

Ingwe Collieries Ltd is the holder of an Old Order Mining Right, which entitles Ingwe to continue its existing mining operation. Ingwe is obliged to lodge the said Old Order Mining Right for conversion to a New Order Mining Right by no later than 30 April 2009, (see ‘Government regulations’).

Optimum was commissioned in 1970.

Optimum Colliery was expanded with the incorporation of the Eikeboom section in 1993 and the TNC in 1995.

The most recent expansion was the development of the Kwagga pit and associated infrastructure, which was completed in February 2001.

Beneficiation facilities include a washing plant and a de-stoning plant. The overall capacity is 17 mtpa. Power is supplied by Eskom.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Klipspruit 30 kilometres west of Witbank, Mpumalanga Province, South Africa Open-cut mine The mine is accessible by public highway.

We own and operate the mine at Klipspruit.

Ingwe Collieries Limited is the holder of an Old Order Mining Right. An application for conversion to a New Order Mining Right was submitted in 2004 and is still being processed (see ‘Government regulations’).

The project was approved by the Mpumalanga Department of Agriculture, Conservation and Environment in 2003. An initial mini-pit was started in August 2003 as a truck and shovel contractor operation.

The Klipspruit dragline was started up in June 2005 and has since completed the initial box-cut.

Beneficiation facilities consist of 3 crushing plants and a wash plant. The overall capacity is 7.2 mtpa of energy coal. Power is supplied by Eskom.

Australia

Mt Arthur Coal

Approximately 100 kilometres from Newcastle, New South Wales, Australia

Open-cut mine

The mine is accessible by public road and over land to which we have title.

Domestic coal is transported by a 10 kilometre overland conveyor to Bayswater Power Station.

Export coal is transported by a combination of private and public rail approximately 100 kilometres to the port of Newcastle.

	We own and operate the mine at Mt Arthur. We hold various mining leases that expire between October 2015 and 2025.	Coal production from the Mt Arthur north area commenced in April 2002. The on-site train loading facility was commissioned in November 2001.

Main beneficiation facilities include coal handling, coal preparation and coal washing plants with a total capacity of 9.8 mtpa.

Electrical power is supplied by local energy providers from the eastern Australia power grid.

America

BHP Navajo Coal Company

Navajo Nation, Farmington, New Mexico, US

Open-cut mine

Navajo mine is accessible by public roads located on the Navajo Nation Indian Reservation.

We transport all coal 25 kilometres from the production areas via our dedicated railroad to the Four Corners Power Plant (FCPP).

We own and operate the mine.

The mine is subject to a long-term lease from the Navajo Nation. The lease continues for as long as coal can be economically produced and sold in paying quantities.

We hold various mining leases that expire between October 2015 and 2025.

The mine has been in operation since 1963, and the initial contract, scheduled to expire in December 2004, was extended to July 2016.

The mine has the capacity to produce and process 10.7 mtpa. Coal that is mined is sized and blended to contract specifications using stackers and reclaimers with no further beneficiation.

Electric power is supplied from FCPP.

San Juan/La Plata Mines 25 kilometres west of Farmington, New Mexico, US Underground mines The San Juan mine is accessible by public roads.	We own and operate the mines. We hold mining leases from federal and state governments. The leases have 5-year terms that are automatically extendable upon meeting minimum production criteria.	The mine began operating in 1974 as a surface mine. In October 2000, we approved the development of the San Juan underground mine to replace production from the existing San Juan and La Plata surface mines. Underground longwall mining commenced in February 2001 and the San Juan underground mine reached full production in early 2004.	The mine has the capacity to produce 9.0 mtpa of coal. Coal that is mined is sized and blended to contract specifications using stockpiles with no further beneficiation.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Colombia

The Cerrejon Coal Company

Maicao, La Guajira province, Colombia

Open-cut mine

The export facility is 150 kilometres northeast of the mine on the Caribbean coast at Puerto Bolivar and is connected to the mine by a single-track railway. Access to the mine is via public roads and by charter aircraft to the mine’s airstrip.

We own 33.33% of the Cerrejon Coal Company in a joint venture. The remaining 66.67% interest is owned by Anglo American Plc (33.33%) and Xstrata Plc (33.33%).

Colombian Government leases expire in 2022 and 2034. The private lease expires in 2034.

		The original mine began as a joint venture between Exxon’s Intercor and the Colombian Government entity Carbocol in 1976. Over time the partners have changed, nearby operations have been merged and progressive expansion resulted in the current 28.0 mtpa operation.	Beneficiation facilities include a crushing plant and washing plant with a capacity of 28 mtpa. Electricity is supplied through the local Colombian power system.

Stainless Steel Materials Customer Sector Group

Our Stainless Steel Materials CSG is the world’s third largest nickel producer. Stainless Steel Materials primarily services the stainless steel industry through its wide range of high-quality nickel products. We produce the following products:

•	Nickel in the form of compacts, high-purity nickel briquettes and powders, high-purity ferro-nickel granules and chemical-grade nickel oxide.

•	Cobalt in the form of Chemgrade cobalt oxide hydroxide and electrolytic cobalt cathodes.

In addition, we supply nickel and cobalt to other markets, including the specialty alloy, foundry, chemicals and refractory material industries. In the 2005-06 fiscal year, approximately 80 per cent of our sales were to the stainless steel industry under a mix of long-term and medium-term contracts with prices linked to the relevant LME prices. Approximately 5 per cent of our sales were made at spot LME prices.

We acquired Nickel West as part of the WMC acquisition in June 2005. Nickel West is the world’s third largest producer of nickel in concentrate. It is a fully integrated nickel business comprising mines, concentrators, a smelter and a refinery in Western Australia. We mine nickel ore at Leinster and Mt Keith and concentrate the ore on-site. The combined concentrate product is transported by rail and mixed with concentrate from our Kambalda concentrator at our Kalgoorlie smelter. The Kalgoorlie smelter produces nickel matte and sulphuric acid. During 2005-06, approximately 61 per cent of the nickel matte was sent by rail to our Kwinana refinery, while the rest was exported. The Kwinana refinery produces nickel metal (LME briquettes and nickel powder), ammonium sulphate, copper sulphide and mixed sulphides (mainly nickel and cobalt), which are exported (excluding ammonium sulphate). Ammonium sulphate is sold locally with any excess exported.

Cerro Matoso is an integrated nickel mining, smelting and refining operation located in northern Colombia. Cerro Matoso is the world’s second largest producer of ferro-nickel and a nickel industry leader in unit cost of production. Cerro Matoso combines a high-grade lateritic nickel deposit with large-scale rotary kiln/electric furnace production facilities to produce ferro-nickel for export.

The Yabulu refinery is a lateritic nickel and cobalt processing plant. We purchase approximately 3.5 wet mtpa of nickel and cobalt-bearing laterite ore from third party mines in New Caledonia, Indonesia and the Philippines. The purchases are made under short and medium-term supply agreements. The refiner produces high-purity nickel and cobalt products that are used in the manufacture of stainless steel, specialty steels, alloys and chemicals. The price of the ore we purchase is linked to the nickel and cobalt metal content and current LME metal prices. We sell the nickel products with varying metal content in the range 78 per cent to 99 per cent nickel. We sell the cobalt in oxide-hydroxide form.

Information on Stainless Steel Materials mining operations

Detailed descriptions of our producing assets are located in the tables below. These tables should be read in conjunction with the production and reserve tables below.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Nickel

Leinster

375 kilometres north of Kalgoorlie in Western Australia

Open-cut and underground mines

The mine is accessible by government-owned road and rail.

Nickel concentrate is shipped by rail to the Kalgoorlie smelter.

We own and operate the mines at Leinster.

Leases are currently within their initial 21-year lease period. A further 21-year term is available. Further renewals are at the Minister’s discretion. The leases have expiry dates between 2009 and 2026.

Production commenced in 1967.

WMC purchased the Leinster nickel operations in 1988 from Mt Isa Mines and Western Selcast.

In June 2005, we gained control of Nickel West (Leinster and Mt Keith) as part of the acquisition of WMC.

Concentration plant with a nominal operating capacity of 3.0 mtpa of ore.

Power at the Kambalda, Mt Keith and Leinster nickel operations and at the Kalgoorlie nickel smelter is primarily derived from on-site third party gas-fired turbines. Gas for these turbines is sourced by us from the northwest gas fields. The existing gas supply contract terminates in November 2006 and a new contract expiring in October 2013 has been negotiated

The gas is transported through the Goldfields Gas Pipeline pursuant to an agreement with Southern Cross Energy that expires in January 2014.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Mt Keith

460 kilometres north of Kalgoorlie, Western Australia, Australia

Open-cut mine.

The mine is accessible by private road.

Nickel concentrate is transported by road to Leinster nickel operations from where it is transported by public rail to Kalgoorlie smelter.

We own and operate the mine at Mt Keith.

Leases are currently within their initial 21-year lease period. A further 21-year term is available. Further renewals are at Minister’s discretion. The lease expiry dates range between 2008 and 2015.

		The Mt Keith mine was officially commissioned in January 1995 by WMC. In June 2005, we gained control of Nickel West (Leinster and Mt Keith) as part of the acquisition of WMC.	Concentration plant with a nominal capacity of 11.5 mtpa of ore. Power is sourced from the same supplier under the same conditions as the Leinster mine.

Cerro Matoso Montelibano, Córdoba, Colombia Open-cut mine The mine is accessible by public highway.	We own 99.82% of CMSA. 0.18% is held by employees. Mining concession rights extend to 2041 and are renewable. Land on which reserves are located is owned.

Mining commenced in 1980 and nickel production started in 1982 under Colombian Government, BHP Billiton and Hanna Mining ownership.

In 1989, BHP Billiton increased its ownership to 53% and in 1997 to 99.8%.

In 1999, an expansion project to double installed capacity was started and in January 2001 the first metal was tapped from the second line.

Beneficiation plant consists of a primary and secondary crusher, ore storage and blender and rotary kiln with a nominal capacity of 3.0 mtpa.

Information on the Stainless Steel Materials CSG’s smelters, refineries and processing plants

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Kambalda 56 kilometres south of Kalgoorlie, Western Australia, Australia

We own and operate the Kambalda nickel concentrator.

Ore is sourced through tolling and concentrate purchase arrangements with third parties in the Kambalda region.

We hold 21-year leases over the land from the Western Australian Government. The lease expiry dates range between 2007 and 2027. Further renewals are at the Government’s discretion.

		Mill and concentrator plant producing concentrate containing approximately 13% nickel.	The Kambalda concentrator has a capacity of 1.5 mtpa of ore. Power arrangements are the same as for the Leinster mine (see above).

Kalgoorlie nickel smelter Kalgoorlie, Western Australia, Australia	We own and operate the Kalgoorlie nickel smelter operation and hold freehold title over the property, plant and equipment.	The flash smelting process produces matte containing approximately 68% nickel.	The Kalgoorlie smelter has a capacity of 110,000 tonnes per annum of nickel matte. Power arrangements are the same as for the Leinster mine (see above).

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Kwinana nickel refinery 30 kilometres south of Perth, Western Australia, Australia	We own and operate the Kwinana nickel refinery operation and hold freehold title over the property, plant and equipment.

The refinery uses the Sherritt-Gordon ammonia leach process to convert nickel matte from the Kalgoorlie nickel smelter into LME grade nickel briquettes and nickel powder.

The refinery also produces a number of intermediate products, including copper sulphide, cobalt-nickel sulphide and ammonium sulphate. The cobalt-nickel sulphide is treated by a third party processor that separates the nickel and cobalt into metal.

The Kwinana nickel refinery has a capacity of 70,000 tonnes per annum of nickel metal.

Power generated by Southern Cross Energy in the goldfields is distributed across Western Power’s network for use at the Kwinana Nickel Refinery. We purchase delivered gas for use at the Kwinana Nickel Refinery. This gas is sourced from North West Shelf gas fields and is transported by the Dampier to Bunbury Natural Gas Pipeline and the Parmelia Pipeline.

The existing gas supply contract terminates in November 2006 and a new contract expiring in October 2013 has been negotiated.

Cerro Matoso Montelibano, Córdoba, Colombia	We own 99.82% of CMSA with the remaining 0.18% held by employees. CMSA holds freehold title over the property, plant and equipment.

The ferro-nickel smelter and refinery are integrated with the open-cut mine.

Ore is fed into two rotary driers and then (along with coal) fed into two rotary kilns.

The kilns feed the two electric furnaces, which produce the molten metal that is tapped in 55 tonne ladles and sent for refining into ferro-nickel granules of approximately 35% nickel and 65% iron.

Plant design capacity is 50,000 tonnes per annum. Actual capacity depends on nickel grade from the mine.

Electricity is supplied from the national grid based on supply contracts negotiated for five-year periods.

A pipeline supplies nationally sourced natural gas for drier and kiln operation.

Yabulu 25 kilometres northwest of Townsville, Queensland, Australia

We own and operate Yabulu and hold freehold title over the refinery property, plant and equipment.

The berth, ore handling facilities and fuel oil facilities at the Townsville port are situated on long-term leasehold land.

Yabulu consists of a major laterite nickel refinery and cobalt refinery.

The Yabulu refinery has two major sections. We process lateritic nickel ore using the reduction roast ammonia-ammonium carbonate leaching process in combination with a solvent extraction process that was developed and patented at the refinery. The metal refining separates the nickel and cobalt. Our cobalt purification plant produces a high-purity cobalt oxide hydroxide product.

The Yabulu refinery has an annual production capacity of approximately 32,000 tonnes of nickel and 2,000 tonnes of cobalt.

Currently we source power and steam from a combination of on-site coal-fired and oil-fired boilers and electrical power under a long-term electricity supply agreement with Ergon Energy and coal seam gas from Enertrade.

Development projects

Yabulu

In March 2004, we approved the expansion of the Yabulu refinery (in conjunction with the development of the Ravensthorpe Nickel Project described below). The expansion will increase nickel production capacity of the existing solvent extraction and cobalt processing facilities to an estimated 76,000 tonnes per annum and extend the life of the refinery by approximately 25 years. First nickel metal production is expected from the expanded refinery in 2007. The current forecast cost of the project is US$460 million.

Ravensthorpe

The Ravensthorpe Nickel Project was approved in March 2004 and has an approved budget of US$1,340 million. However, the project continues to experience cost and schedule pressure as a result of the heated market in Western Australia. Cost pressures are likely to result in a capital cost increase of at least 30 per cent. A detailed review of both the cost and delivery schedule commenced during the June 2006 quarter. The project includes the development of a mine, treatment plant and associated infrastructure near Ravensthorpe in Western Australia. The Ravensthorpe processing plant will produce a mixed nickel cobalt hydroxide intermediate product, which will feed the expansion of the Yabulu refinery described above.

Production

Petroleum

The table below details our Petroleum CSG’s historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the three years ended 30 June 2006, 2005 and 2004. We have shown volumes and tonnages of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP Billiton Group share of production Year ended 30 June
	2006	2005	2004
Petroleum
Crude oil and condensate (‘000 of barrels)
Australia/Asia	25,401	31,090	38,912
Americas	7,327	7,605	7,477
Europe/Africa/Middle East	13,145	12,145	11,638

Total crude oil and condensate	45,873	50,840	58,027

Natural gas (M of cubic feet)
Australia/Asia (domestic)	203.38	189.83	165.35
Australia/Asia (LNG) (leasehold production)	88.20	83.09	60.84
Americas	8.04	15.01	20.59
Europe/Africa/Middle East	60.82	57.75	77.56

Total natural gas	360.44	345.68	324.34

LPG (‘000 tonnes)
Australia/Asia (leasehold production)	641.12	640.13	652.85
Europe/Africa/Middle East (leasehold production)	172.72	219.97	200.68

Total LPG	813.84	860.10	853.53

Ethane (‘000 tonnes)
Australia/Asia (leasehold production)	106.15	101.53	94.30

Total petroleum products (M barrels of oil equivalent) (1)	115.95	119.03	122.47

Average sales price Oil and condensate (US$ per barrel)	61.90	47.16	32.24
Natural gas (US$ per thousand cubic feet)	3.33	2.98	2.62
Average production cost (2)
US$ per barrel of oil equivalent (including indirect taxes)	6.40	5.72	4.32
US$ per barrel of oil equivalent (excluding indirect taxes)	5.01	4.16	3.27

(1)	Total barrels of oil equivalent (boe) conversions based on the following: 6,000 scf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.
(2)	Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown excluding resource tax and including and excluding other indirect taxes and duties and including the foreign exchange effect of translating local currency denominated costs and indirect taxes into US$. In prior years resource taxes were included; production costs have been restated to exclude resource taxes.

Minerals

The table below details our mineral and derivative product production for all CSGs except Petroleum for the three years ended 30 June 2006, 2005 and 2004. Production shows our share unless otherwise stated.

		BHP Billiton Group share of production Year ended 30 June
	BHP Billiton interest %	2006	2005	2004
Aluminium
Alumina
Production ( ‘000 tonnes)
Worsley, Australia	86	2,763	2,813	2,799
MRN (Alumar), Brazil	36	503	495	507
Paranam, Suriname	45	921	874	918

Total alumina		4,187	4,182	4,224

Aluminium
Production ( ‘000 tonnes)
Hillside, RSA	100	700	685	622
Bayside, RSA (1)	100	179	166	184
Mozal, Mozambique	47	262	260	250
Alumar, Brazil	40.0	178	176	156
Valesul, Brazil	45.5	43	43	44

Total aluminium		1,362	1,330	1,256

Base Metals (2)
Copper
Payable metal in concentrate (‘000 tonnes)
Escondida, Chile	57.5	671.0	578.2	514.9
Antamina, Peru	33.75	124.2	123.1	91.9
Tintaya, Peru (3)	100	64.5	72.7	57.5
Highland Valley Copper, Canada (4)	33.57	—	—	28.3
Selbaie, Canada (5)	100	—	—	4.1

Total copper concentrate		859.7	774.0	696.7

Cathode (‘000 tonnes)
Escondida, Chile	57.5	66.7	87.3	86.7
Cerro Colorado, Chile (6)	100	94.1	113.1	125.5
Pinto Valley, North American Copper, US	100	8.5	9.1	9.5
Olympic Dam, Australia (7)	100	204.3	16.1	—
Tintaya, Peru (3)	100	34.8	34.4	36

Total copper cathode		408.4	260.0	257.7

Total copper		1,268.1	1,034.0	954.4

Uranium oxide
Payable metal in concentrate (tonnes)
Olympic Dam, Australia (7)	100	3,936	415	—

Total uranium oxide		3,936	415	—

Zinc
Payable metal in concentrate (‘000 tonnes)
Antamina, Peru	33.75	40.3	52.5	89.6
Cannington, Australia	100	68.8	52.8	53.6

Total zinc		109.1	105.3	143.2

	BHP Billiton interest %	BHP Billiton Group share of production Year ended 30 June
		2006	2005	2004
Silver

Payable metal in concentrate (‘000 ounces)
Escondida, Chile	57.5	3,379	2,551	2,445
Olympic Dam, Australia (7) (refined silver)	100	884	62	—
Antamina, Peru	33.75	3,174	2,774	2,179
Cannington, Australia	100	38,447	44,030	37,420
Tintaya, Peru (3)	100	592	629	608

Total silver		46,476	50,046	42,652

Lead
Payable metal in concentrate (‘000 tonnes)
Cannington, Australia	100	266.3	282.0	249.9

Total lead		266.3	282.0	249.9

Gold
Payable metal in concentrate (‘000 ounces)
Escondida, Chile	57.5	79.8	96.6	103.8
Olympic Dam, Australia (7) (refined gold)	100	107.5	7.0	—
Tintaya, Peru (3)	100	29.2	21.8	11.8

Total gold		216.5	125.4	115.6

Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru	33.75	2,515	1,806	366

Total molybdenum		2,515	1,806	366

Carbon Steel Materials
Iron ore (8)
Production ( ‘000 tonnes)
Mt Newman, Australia	85	24,774	25,736	24,461
Jimblebar, Australia (9)	85	6,370	6,364	5,844
Mt Goldsworthy, Australia	85	6,241	4,685	5,676
Mt Goldsworthy, Area C joint venture, Australia (10),(11)	85	17,988	16,612	34,159
Yandi, Australia (12)	85	34,196	35,661	6,355
Samarco, Brazil	50	7,503	7,687	7,725

Total iron ore		97,072	96,745	84,220

Metallurgical coal (13)
Production (‘000 tonnes)

Goonyella		7,267	5,461	3,777
Peak Down		4,389	4,526	4,112
Saraji		2,634	3,251	2,911
Norwich Park		2,662	2,880	2,344
Blackwater (14)		6,018	6,565	6,531
Gregory		2,610	2,712	2,859

Total BMA, Australia	50	25,580	25,395	22,534

	BHP Billiton interest %	BHP Billiton Group share of production Year ended 30 June
		2006	2005	2004
Riverside		—	2,384	3,323
South Walker Creek (14)		3,049	3,273	3,658
Total BHP Mitsui Coal, Australia (15)	80	3,049	5,657	6,981
Illawarra, Australia	100	7,014	6,251	5,845
Total metallurgical coal		35,643	37,303	35,360

Manganese ores
Saleable production (‘000 tonnes)
Hotazel, South Africa (16)	60	2,300	2,508	2,502
GEMCO, Australia (16)	60	2,980	2,947	2,451

Total manganese ores		5,280	5,455	4,953

Manganese alloys
Saleable production (‘000 tonnes)
South Africa (16)	60	434	492	462
Australia (16)	60	218	263	250

Total manganese alloys		652	755	712

Diamonds and Specialty Products
Production (‘000 carats)
EKATI, Canada	80	2,561	3,617	5,482

Total diamonds		2,561	3,617	5,482

Titanium minerals (17),(18)
Titanium slag (19)
Production (‘000 tonnes)
Richards Bay Minerals, RSA	50	430	363	350

Rutile (20)
Production (‘000 tonnes)
Richards Bay Minerals, RSA	50	36	33	35

Zircon (20)
Production (‘000 tonnes)
Richards Bay Minerals, RSA	50	118	110	118

Phosphates
Production (‘000 tonnes)
Southern Cross Fertiliser (formerly Queensland Fertilizer) (7),(21),(22)	100	861.3	73.9	—

Total phosphates		861.3	73.9	—

Energy Coal
Production (‘000 tonnes)
Navajo	100	8,266	8,245	7,216
San Juan	100	7,080	6,682	6,014

New Mexico, US	100	15,346	14,927	13,230

		BHP Billiton Group share of production Year ended 30 June
	BHP Billiton interest %	2006	2005	2004
Optimum	100	11,805	12,600	13,340
Middelburg	100	13,705	13,780	14,130
Douglas	100	5,123	5,670	5,430
Koornfontein	100	4,809	5,470	5,490
Khutala	100	13,625	15,070	14,740
Klipspruit	100	2,632	1,470	560
Zululand Anthracite Colleries	100	249	590	560
Total Ingwe, RSA	100	51,948	54,650	54,250

Mt Arthur Coal, Australia	100	9,146	9,865	8,718
Cerrejon Coal Company, Colombia	33.3	9,316	7,974	7,684

Total energy coal		85,756	87,416	83,882

Stainless Steel Materials
Nickel
Production (‘000 tonnes)
Cerro Matoso SA, Colombia	99.8	51.5	51.3	49.1
Nickel West, Australia (7)	100	100.1	9.2	—
Yabulu, Australia	100	23.3	31.4	32.6

Total nickel		174.9	91.9	81.7

Ferrochrome
Saleable production (‘000 tonnes)
South Africa(23)	60	—	954	1,026

(1)	During 2005, Bayside experienced a total potline freeze at the end of April, which impacted on the production capacity of the facility.
(2)	Metal production is reported on the basis of payable metal.
(3)	BHP Billiton sold Tintaya effective from 1 June 2006. In 2005, production was temporarily suspended on 25 May 2005 following civil unrest in the Espinar region. Production recommenced on 20 June 2005.
(4)	BHP Billiton sold its interest in Highland Valley Copper with effect from 3 January 2005.
(5)	Production at Selbaie ceased in February 2004, in accordance with mine plan. Shipments ceased May 2004.
(6)	Production at Cerro Colorado was temporarily suspended on 14 June 2005 following an earthquake. Production commenced at half capacity on 30 June 2005 and ramped up to pre-earthquake levels in January 2006.
(7)	BHP Billiton acquired this asset with the acquisition of WMC. The 2005 production figure is shown from 1 June 2005.
(8)	Iron ore production is reported on a wet tonnes basis with the exception of Samarco.
(9)	The Jimblebar Reserves listed include the Wheelarra Hill 3,4,5,6 and Hashimoto 1 and 2 deposits at Jimblebar, in which the Wheelarra joint venture participants (BHP Iron Ore (Jimblebar) (51%), ITOCHU Minerals and Energy (4.8%), Mitsui Iron Ore (4.2%) and subsidiaries from Chinese steelmakers Magang, Shagang, Tanggang and Wugang (10% each)) have a legal interest. At the commencement of the Wheelarra joint venture on 1 October 2005 the Wheelarra joint venture participants had a legal interest in 175 million dry metric tonnes of Jimblebar reserves (Wheelarra joint venture tonnes). The effect of the sales contracts entered into between the Wheelarra joint venture participants and the Mt Newman joint venture participants and other associated agreements is that BHP Billiton (as a Mt Newman joint venture participant) has an entitlement to 85% of these Wheelarra joint venture tonnes. This disclosure and the financial statements are prepared on this basis.
(10)	The Mt Goldsworthy Area C Reserves listed include C deposit within Area C in which the POSMAC joint venture participants (BHP Billiton Minerals Pty Ltd (65%), ITOCHU Minerals and Energy of Australia Pty Ltd (8%), Mitsui Iron Ore Corporation Pty Ltd (7%) and a subsidiary of POSCO (a Korean steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the POSMAC joint venture participants and the Mt Goldsworthy joint venture participants and other associated agreements is that BHP Billiton (as a Mt Goldsworthy joint venture participant) has an entitlement to 85% of the reserves in C deposit . This disclosure and the financial statements are prepared on this basis.
(11)	Production statistics relate to pellet production and concentrate and screens product.
(12)	The Yandi Reserves listed include the Western 4 deposit in which the JFE Western 4 Joint Venture (JW4 JV) participants (BHP Billiton Minerals Pty Ltd (65%), ITOCHU Minerals and Energy of Australia Pty Ltd (8%), Mitsui Iron Ore Corporation Pty Ltd (7%) and a subsidiary of JFE Steel Corporation (a Japanese steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the JW4 joint venture participants and the Yandi joint venture participants and other associated agreements is that BHP Billiton (as a Yandi joint venture participant) has an entitlement to 85% of the reserves in the Western 4 deposit. This disclosure and the financial statements are prepared on this basis.
(13)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(14)	Production includes thermal coal.
(15)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(16)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(17)	Amounts represent production for the year ended 31 December.
(18)	2005 data is from the TZ Minerals International Mineral Sands Report for May 2006. The 2003 and 2004 data was sourced from TZ Minerals International Mineral Sands Annual Review 2005.
(19)	TZ Minerals International Pty Ltd estimates Richard Bay Minerals’ slag production from data reported by Rio Tinto assuming TiO2 content at 86%.
(20)	TZ Minerals International Pty Ltd estimates Richards Bay Minerals’ rutile and zircon production from a variety of industry sources assuming a TiO2 content at 94.5%.
(21)	BHP Billiton announced the sale of Southern Cross Fertiliser (formerly Queensland Fertilizer) in May 2006.Completion occurred in August 2006.
(22)	Includes di-ammonium phosphate and mono-ammonium phosphate.
(23)	BHP Billiton sold its interest in Samancor Chrome with effect from 1 June 2005.

Marketing

Our customer focused marketing group manages the sale and delivery of our products. The marketing group is based around hubs in The Hague and Singapore, and network offices at strategic locations around the world, including Shanghai, Tokyo, Seoul, Pittsburgh, Houston, Johannesburg and Rio de Janeiro allowing for close proximity to our customers. The marketing group is organised along the lines of a matrix, with sections within the group being primarily responsible for marketing the products of a particular CSG. In addition to marketing our own products, we also market third party products under a variety of marketing arrangements. Our Energy Marketing (EM) group also trades a variety of energy related products as described below.

In addition to our commodities marketing desks we provide a centralised freight trading and logistics service to the Group.

Energy Marketing

Energy Marketing (EM) was set up in July 2002, with the responsibility of coordinating our marketing activities in the energy commodity markets, namely coal, gas, emissions credits and electricity and uranium oxide. The group is based in The Hague and is part of our marketing function.

EM is currently active in purchasing and selling third party physical gas and small amounts of electricity in the UK and emissions credits in Europe. In the 2004-05 year EM also participated in gas storage capacity to facilitate its gas sale and purchase activities. Where required, EM also buys or sells pipeline capacity to transport gas onto the UK gas grid. Most products are transacted over the counter and are principal-to-principal transactions in the wholesale market. The emissions strategy is largely defensive to meet internal asset requirements as well as to facilitate increased coal sales into Europe.

Freight Trading and Logistics

We have a centralised ocean freight business that manages our in-house freight requirements.

The primary purpose of the freight business is to create competitive advantages for us through the procurement and operation of quality and cost-effective shipping, and to contribute to our profitability by trading freight and carrying complementary external cargoes.

The freight business participates primarily in the dry bulk sector aligned with our major trades and handles approximately 115 million tonnes of cargo per year. At any one time we have approximately 100 ships employed making the Group one of the world’s largest users of dry bulk shipping. The vast majority of vessels are chartered under various commercial terms though the business retains equity interest in a small number of vessels. External freight revenue was approximately US$629 million for 2005-06.

The freight business is based in The Hague, where it is an integral part of the BHP Billiton marketing group. Smaller Melbourne and Singapore-based groups are in place to directly support Australian and Pacific-based shipping activities.

In addition to its freight management and trading activities, the freight business incorporates a skill base to manage its marine risk and provide technical support. It holds a number of marine-related investments including a shareholding in shipping risk manager ‘Rightships’ of Melbourne.

Minerals exploration

Our exploration program is integral to our growth strategy and is focused on identifying and capturing new world-class projects for future development, or projects that add value to existing operations. Targets for this group are generally large, low-cost mining projects in a range of minerals including bauxite, coal, copper, diamonds, iron ore, manganese, nickel and silver. The process of discovery runs from early-stage mapping through the full range to drilling. The program is global and prioritises targets, consistent with our assessment of the relative attractiveness of each mineral.

To improve our exploration effectiveness we developed and operate the FALCONTM, GEOFERRETTM, and SOLIDEARTHTM 3D modelling systems. FALCONTM is an airborne gravity gradiometer that measures minute changes in the Earth’s gravity. This technology provides us with a considerable advantage in the search for mineral and hydrocarbon deposits. GEOFERRETTM is a deep penetrating ground electromagnetic system that is specially designed for the detection of conductive, deep mineral deposits. These systems enable us to reinvigorate exploration in established areas and have opened up new exploration opportunities for us, both on our own and through arrangements with junior explorers. We are currently using FALCONTM for diamond exploration in Canada and southern Africa, and for copper, nickel, iron and coal exploration in Australia. GEOFERRETTM is in use for nickel exploration in Western Australia.

We are also pursuing an increasing number of opportunities in prospective developing countries. For example, while we continue to pursue copper exploration activities in Chile and Peru, we are also exploring opportunities in the Democratic Republic of Congo (DRC), Mongolia and Kazakhstan. Likewise, in diamonds we have an extensive program in Canada, Angola and the DRC. In nickel we have a program in Western Australia and we are also exploring in the Philippines, Africa and Brazil. In the bulk commodities, activities are focused on a smaller number of world-class terrains in Australia, Brazil and west Africa.

Our exploration activities are organised from seven principal offices in Perth, Australia; Rio de Janeiro, Brazil; Vancouver, Canada; Santiago, Chile; Beijing, China; Moscow, Russia; and Johannesburg, South Africa.

In addition to our centralised exploration function, several of our CSGs undertake exploration activities, principally aimed at delineating and categorising mineral deposits at existing operations.

In 2005-06 we spent US$326 million on minerals exploration. Of this, US$134 million was spent by the centralised function and US$192 million was spent at the CSG level. Of the CSG expenditure total, US$76 million was spent to acquire a five-year coal exploration licence in the Gunnedah Basin (Australia).

Technology

We operate four industrial research and development laboratories located in Melbourne, Perth and Newcastle in Australia, and Johannesburg in South Africa. The tasks of the laboratories are to:

•	Develop and implement technologies that can provide competitive advantages and growth options for both existing assets and new assets.

•	Support our marketing programs, especially in Carbon Steel Materials and Energy Coal, with predictive modelling of various material sources when used by our customers in their products.

•	Reduce technical risk in new capital projects.

To ensure alignment with the CSGs, these activities are paid for by the business groups within the CSGs. Our proprietary FALCON™ gravity gradiometry is a good example of the type of new technology development we are seeking. The number of staff members directly employed on these activities is approximately 220.

The main activities of the four research laboratories are:

•	Newcastle – mining, ferrous and non-ferrous minerals processing, hydrometallurgy, pyrometallurgy, mineralogy, product performance and sustainability.

•	Melbourne – gravity gradiometry technology and mine optimisation.

•	Johannesburg – non-ferrous minerals processing, bio-mining, remediation, process engineering, chemistry, microbiology and mineralogy.

•	Perth – process control and mineralogy.

Government regulations

Government regulations touch all aspects of BHP Billiton’s operations. However, because of the geographical diversity of our operations, no one set of government regulations is likely to have a material effect on our business, taken as a whole.

The ability to extract minerals, oil and natural gas is fundamental to our business. In most jurisdictions, the rights to undeveloped mineral or petroleum deposits are owned by the state. Accordingly, we rely upon the rights granted to us by the government that owns the mineral, oil or natural gas. These rights usually take the form of a lease or licence, which gives us the right to access the land and extract the product. The terms of the lease or licence, including the time period for which it is effective, are specific to the laws of the relevant government. Generally, we own the product we extract and royalties or similar taxes are payable to the government. Some of our operations, such as our oil and gas operations in Trinidad and Tobago and Algeria, are subject to production sharing contracts under which both we as the contractor and the government are entitled to a share of the production. In addition, the contractor is entitled to recover its exploration and productions cost from government’s share of production.

Related to the ability to extract is the ability to process the minerals, oil or natural gas. Again, we rely upon the relevant government to grant the rights necessary to transport and treat the extracted material in order to ready it for sale.

Underlying our business of extracting and processing natural resources is the ability to explore for those orebodies. The rights to explore for minerals, oil and natural gas are granted to us by the government that owns those natural resources that we wish to explore. Usually, the right to explore carries with it the obligation to spend a defined amount of money on the exploration or to undertake particular exploration activities.

Governments also impose obligations on us in respect of environmental protection, land rehabilitation, occupational health and safety and native land title with which we must comply in order to continue to enjoy the right to conduct our operations within that jurisdiction. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our operations, to ensure the safety of our employees and contractors and the like. For further information on these types of obligations, refer to the Health, Safety, Environment and Community subsection of the ‘Business overview’ section of this Report.

Of particular note are the following regulatory regimes:

South African Mining Charter

As outlined in ‘Risk factors’ section of this report, the Mineral and Petroleum Resources Development Act 2002 took effect on 1 May 2004. It provides for state custodianship of all mineral deposits and abolishes the prior system of privately held mineral rights. Holders of rights granted under the previous system, known as ‘Old Order Rights’, must apply to convert their rights to ‘New Order Rights’ prior to 30 April 2009.

In order for the conversions to be affected, we will be required to comply with the terms of the Broad Based Socio Economic Empowerment Charter, which has been published under the Act. The Charter requires holders of mining rights to achieve 26 per cent ownership participation by historically disadvantaged South Africans in their mining operations by 30 April 2014, of which 15 per cent needs to be achieved by 30 April 2009.

The Act and the Mining Charter are not specific as to how the 26 per cent will be measured (for example, value or tonnage or a combination of both). As a result, the South African Government published a scorecard that provides guidelines for measuring the progress of mining companies towards meeting the requirements of the Mining Charter. Under the scorecard approach, the requirements for conversion deal not only with ownership, but also with such aspects as management, procurement and social development.

We support the broad objectives of the Mining Charter, most of which accord with long-established programs that we have under way. We are already a prominent participant in the South African empowerment processes, including various empowerment transactions, corporate social investment through the BHP Billiton Development Trust and the Samancor Foundation, and in employment and procurement equity across our operations.

Uranium production in Australia

To mine, process, transport and sell uranium from within Australia we are required to hold possession and export permissions, which are also subject to regulation by the Australian Government or bodies that report to the Australian Government.

To possess ‘nuclear material’ such as uranium in Australia, a Permit to Possess Nuclear Materials (Possession Permit) must be held pursuant to the Nuclear Non-Proliferation (Safeguards) Act 1987 (Cth) (Non-Proliferation Act). A Possession Permit is issued by the Australian Safeguards and Non-Proliferation Office, an office established under the Non-Proliferation Act, which administers Australia’s domestic nuclear safeguards requirements and that reports to the Australian Government.

To export uranium from Australia, a Permit to Export Natural Uranium (Export Permit) must be held pursuant to the Customs (Prohibited Exports) Regulations 1958 (Cth). The Export Permit is issued by the Minister for Industry, Tourism and Resources.

A special transport permit will be required under the Non-Proliferation Act by a party that transports nuclear material from one specified location to another specified location. As we engage service providers to transport uranium, those service providers are required to hold a special transport permit.

Health, Safety, Environment and Community

Our facilities and operations are subject to extensive general and industry-specific, health, safety and environmental regulations in countries where we operate. These regulations include those relating to mine rehabilitation, the handling and disposal of hazardous and non-hazardous materials and occupational health and safety.

We employ health, safety, environment and community experts to advise us on technical and regulatory matters relevant to the management of our facilities and operations and we continually invest in plant and equipment to ensure that we comply with our obligations under health, safety and environmental laws and regulations.

The costs of future compliance or further investments required to meet health, safety and environment laws and regulations are difficult to estimate, but we consider it unlikely that these costs would have a material adverse effect on our financial position or results of operations.

Our approach to health, safety, environment and the community is incorporated in our Charter (our Charter is a statement that outlines the Group’s purpose, values and overall mission), which states that we have an overriding commitment to health, safety, environmental responsibility and sustainable development. This is further codified in our Sustainable Development Policy (released in September 2005 and superseding our earlier Health, Safety, Environment and Community Policy), which states that we will:

•	uphold ethical business practices and meet or, where less stringent than our Standards, exceed applicable legal and other requirements

•	set and achieve targets that promote efficient use of resources and include reducing and preventing pollution

•	engage regularly, openly and honestly with people affected by our operations, and take their views and concerns into account in our decision-making.

In addition, we follow management standards that form the basis for the implementation of our Sustainable Development Policy and associated management systems at all levels. They cover the entire life cycle of our activities from exploration and development to operations, including decommissioning, closure and rehabilitation.

To complement the management standards, our sites assess their potential exposure to human rights issues using a self-assessment tool. This is consistent with our target of ensuring that we are not involved in transgressions of the Principles contained in the United Nations Universal Declaration of Human Rights.

Closure-related activities have the potential to impact cash flow, accounting provisions, residual liabilities and access to future resources. We have adopted a Closure Standard in response to these issues. The Standard comprises a number of requirements including estimating expected cost and financial provisioning for closure. We make provision for the rehabilitation and closure of the Group’s mining and processing facilities along with the decommissioning of offshore oil platforms and infrastructure associated with petroleum activities.

HIV/AIDS infection among our southern African workforce is a significant issue, as it is in southern Africa generally. UNAIDS estimates 18.8 per cent of adults in South Africa (aged 15-49 years) are HIV positive and the rate is increasing. The HIV/AIDS infection rate of our southern African workforce is currently estimated at 14 per cent and is expected to increase over the next decade. The costs and lost workers’ time associated with HIV/AIDS may adversely affect our southern African operations. We have set up universal health insurance for all employees as a condition of employment. Funding provided by the Company for all employees ensures that appropriate, affordable insurance is available, including provision of relevant anti-retroviral treatment for HIV/AIDS, and in some cases this is associated with a managed care program to ensure that HIV/AIDS is properly coordinated and the funding provided is used in an optimal manner. Entry into HIV/AIDS treatment programs provided through the medical insurers is confidential to the employee.

We recognise the potential implications of the December 1997 Kyoto Protocol, as well as other policy developments at an international, national and sub-national level. These policies include the Emissions Trading System of the European Union (EU ETS) and the Asia-Pacific Partnership on Clean Development and Climate (AP6), as well as various regulatory measures to improve energy efficiency and reduce greenhouse gas emissions. The EU ETS, which began its first phase of emissions trading in January 2005, imposes formal requirements regarding greenhouse gas emissions management on our Petroleum assets in the UK and it has had an impact on some of our Energy Coal customers in Europe. The AP6 partnership sets out an agenda to identify mutual interest and commercial benefit as key steps in addressing the challenge of climate change and is committed to establishing a practical path for the development and deployment of technical solutions to climate change. It is uncertain at this stage how these evolving policy developments will affect our operations or customers over time.

The European Registration, Evaluation and Authorisation of Chemicals (REACH) system is anticipated to commence operation in April 2007. REACH will require manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that substances can be used without negatively affecting health or the environment. The extent to which our operations and customers are impacted by these changes is not yet clear as final wording is still being debated. Additional compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs may eventuate.

Petroleum

In May 1998, we divested our petroleum businesses in Hawaii. We indemnified the buyers for certain past liabilities and capped this indemnification at US$10 million, much of which has now been spent. Following the divestment, we retained some environmental liabilities for which we have indemnified the buyer and that are uncapped, as described below.

We operated a petroleum terminal, now decommissioned, at a site that is within an area that has since been declared a Hawaii State Superfund Site. We are currently participating in a voluntary effort with a number of other parties to undertake site assessment, to be followed by a risk assessment and, ultimately, risk-based corrective actions.

Also within the Superfund area is land owned by us, which previously contained a manufactured gas plant. Litigation over a claim brought by a neighbour, Castle and Cooke, asserting that contamination on its property arose from this land, was settled in December 2000. We have engaged a contractor to remediate the former gas plant site to the satisfaction of the Hawaii Department of Health and to meet conditions of the Settlement Agreement. The State of Hawaii has previously requested information from us with respect to contaminated material unearthed in the vicinity of another former manufactured gas plant site in Hilo.

In April 2006, as result of a cracked pipe a small volume of oil (0.8 cubic metres) was released from the Lennox Platform into Liverpool Bay. Response actions were undertaken and clean-up was completed.

In the UK and Australia, operators of offshore petroleum facilities are required by law to develop and submit a ‘safety case’ to the regulator for review and acceptance before they can operate. Under the regulations, the operator is required to demonstrate, through a formal process of safety studies, risk assessment and cost-benefit analysis measured against specific performance standards and acceptance criteria, that the risks to the safety of workers on the facility have been reduced to a level which is ‘as low as reasonably practicable’.

Our safety cases have been accepted for all our operated offshore facilities in the UK and Australia. We are also ensuring safety cases are developed and implemented for new petroleum projects, including where it is not a requirement of local legislation. We are continuing to improve the safety cases by conducting regular reviews in consultation with our workforce.

Aluminium

We are actively involved within the aluminium industry to develop protocols for measurement and management of greenhouse gas as a consequence of aluminium production. Our operations’ focus is on the reduction of greenhouse gas intensity and fluoride emissions through the implementation of technology and management of ongoing operational practices to improve performance.

We have contributed to a life cycle analysis of aluminium end-products through our participation in the industry association. This study will continue as we develop a strategy to reduce potential impacts from the use of our products.

Base Metals

One fatal accident occurred in July 2005 as a result of injuries sustained by an employee when a drill from an approaching drive face triggered an unplanned detonation at the Olympic Dam (Australia) underground mine.

We are currently updating closure plans and costing for all assets, including the recently acquired Olympic Dam operation in Australia, to be consistent with the corporate Closure Standard. In Peru and Chile, newly developing regulation on mine closure will require submission of these plans and posting of financial assurance in the coming years. Closure plans and costing have been completed for all Base Metals closed mines.

Radiation management and product stewardship of both copper and uranium are higher profile management issues with the acquisition of Olympic Dam.

The responsible management of groundwater resources in arid environments is a priority for Base Metals, particularly with increasing water demand for our expanding operations. Base Metals is placing a priority on reducing fresh water consumption and maintaining ecosystems in our water resource areas.

BHP Copper has retained management of certain responsibilities associated with prior operations of BHP Copper Superior (United States). The Arizona Department of Environmental Quality Voluntary Remediation Program (VRP) that has been implemented includes a review to determine any possible health risks associated with properties adjacent to the facility. A formal risk assessment is being reviewed to determine if any future work is required.

At the closed Elliot Lake (Canada) uranium properties, which we acquired as part of our acquisition of Rio Algom Ltd in 2000, licences for long-term care were issued in September 2002 by the Canadian Nuclear Safety Commission for five of eight historic properties. The remaining three properties were added to the licence after public hearings held in April 2004. Following the last hearing on the licence renewal in December 2005, the Commission decided to issue the long-term care licence for an indefinite period based on the existing long-term care commitments, with formal reviews every five years.

Carbon Steel Materials

In January 1998, we sold our electrolytic manganese dioxide business at Newcastle (Australia). As part of the transaction we issued a guarantee to the benefit of the purchaser, Delta Electrical Industries Ltd, covering some of our obligations under the sale agreement. The transaction was an asset sale and the guarantee is not limited in amount but is limited in duration. Our guarantee to Delta Electrical Industries Ltd expires on 28 December 2027. Our obligations under the guarantee relate to any prior contamination of the ground both at the former facility site and Kooragang Island at Newcastle, the former waste disposal site. We built our facility on land reclaimed from our former steel business. We cannot accurately determine our potential liability at any point in time during the term of the guarantee. However, we do not consider that the cost, if any, will have a material adverse effect on our financial position or results of operations.

We have completed a life cycle analysis of our major products. This study will continue as we develop a strategy to reduce potential impacts from the use of our products.

Diamonds and Specialty Products

BHP Billiton Diamonds Inc concluded the process of renewing the main EKATI Diamond Mine Water Licence in October 2005 for the period to 2013 on largely similar terms and conditions to those of the original Water Licence.

EKATI remains a signatory to the Kimberly Process, which is a key product stewardship global initiative of the diamond industry to ensure the verification of the source of diamonds across the world.

Energy Coal

One fatal accident occurred in June 2006 at the Ingwe Rietspruit mine (South Africa), as a result of injuries sustained by a contractor after the accidental release of coal into the flask in which he was working.

We recognise that climate change is a challenge for Energy Coal and we are seeking to respond to this through supporting targeted research aimed at reducing greenhouse gas emissions, particularly for our customers. Climate change issues are also considered in all relevant business decisions.

Energy Coal had one significant environmental incident during 2005-06 at an Ingwe operation, involving the discharge of poor quality water during abnormally high rainfall conditions. This has resulted in a review of our long term water management strategy, including possible fast tracking of treatment alternatives. Financial provisions have been made to address these changes. Action plans are under development to implement the updated water strategy.

We have conducted a life cycle analysis of our products. This study will continue as we develop a strategy to reduce potential impacts from the use of our products.

Stainless Steel Materials

One fatal accident occurred in February 2006 at the Leinster Nickel Operation (Australia) underground mine as a result of injuries sustained by a contractor after an unplanned detonation of a ‘cannon’ during set-up to clear a blocked orepass.

The European Union has conducted a comprehensive health risk assessment of five nickel substances (nickel metal and the soluble nickel compounds of nickel sulphate, carbonate, chloride and nitrate). The risk assessment has concluded that under the EU rules of classification, soluble nickel compounds are category 1 carcinogens, category 3 mutagens and category 2 reproductive toxicants. Nickel metal remains a category 3 carcinogen but this will be reviewed in 2007 following the conclusion of a current animal study. The new classifications may result in more stringent exposure standards. We are currently assessing the impact that the more stringent EU exposure limits could have on our operations in Colombia and Australia, although the risk of exposure to soluble nickel salts at our operations is low. We continue to provide our employees and contractors with information on health, safety and environmental issues associated with our products. We also provide advice on the responsible use of our products to customers, users of our products and other interested parties.

The EU environmental risk assessment is scheduled for completion in 2007 and we continue to assess its potential impact on our operations.

We are conducting life cycle assessments of our products to understand the potential impacts from their manufacture and use. This study will continue as we develop a strategy around reduction of these potential impacts.

Decommissioning, site rehabilitation and environmental costs

Our operations are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, we have a policy of ensuring that rehabilitation is planned and financed from the early stages of any operation. Provision is made for the rehabilitation of our mining and processing facilities along with the decommissioning of oil platforms and infrastructure associated with petroleum activities. The estimation of the cost of future rehabilitation and decommissioning activities is subject to uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination and the timing and extent of rehabilitation and decommissioning activities required. Whilst the provisions at 30 June 2006 represent the best estimate of the future costs required, these uncertainties might result in future actual expenditure differing from the amounts provided at this time.

These rehabilitation and decommissioning expenditures are mostly expected to be paid over the next 30 years. The provisions for rehabilitation and decommissioning are derived by discounting the expected expenditures to their net present value. The estimated total site rehabilitation cost (undiscounted and in today’s dollars) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$6,939 million (2005: US$6,284 million).

At 30 June 2006, we had provided US$2,839 million (2005: US$2,509 million) for reclamation and decommissioning costs relating to operating sites in the provision for site rehabilitation. In addition, we have certain obligations associated with maintaining and/or remediating closed sites. At 30 June 2006, US$1,273 million (2005: US$1,162 million), was provided for closed sites. The amounts provided in relation to closed sites are reviewed at least annually based upon the facts and circumstances available at the time and the provisions are updated accordingly. Adjustments to the provisions in relation to these closed sites are recognised in profit and loss during the period in which the adjustments are made. In addition to the uncertainties associated with closure activity noted above, uncertainty remains over the extent and costs of the required short-term closure activities, the extent, cost and timing of post-closure monitoring and, in some cases, longer-term water management. Also, certain closure activities are subject to legal dispute and depending on the ultimate resolution of these matters, the final liability could vary. We believe that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty that surrounds them, these liabilities could be in the order of 25 per cent (2005: 30 per cent) greater or in the order of 20 per cent lower (2005: 20 per cent) than the US$1,273 million provided at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites.

Southwest Copper, Arizona, (United States)

The Southwest Copper operations comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the Group acquiring the operations in 1996. In 1999, the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. We announced the closure of the San Manuel mining facilities and the San Manuel plant facilities in 2002 and 2003 respectively.

A comprehensive review of closure plans conducted at the Southwest Copper facilities in 2003-04 indicated: (a) higher short-term closure costs due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets. The closure provisions for Southwest Copper, including amounts in relation to Pinal Creek litigation, total US$734 million at 30 June 2006 (US$731 million at 30 June 2005).

In relation to Pinal Creek, BHP Copper Inc (BHP Copper) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

In 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. In September 2000, the Court approved a settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring program.

A State consent decree (the Decree) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2006, we have provided US$118 million (30 June 2005: US$110 million) for our anticipated share of the planned remediation work based on a range reasonably foreseeable up to US$138 million (30 June 2005: US$138 million), and we have paid out US$53 million up to 30 June 2006. These amounts are based on the provisional equal allocation of these costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. As part of this action, BHP Copper is seeking contribution from its predecessors in interest with respect to BHP Copper’s ultimate allocated share of costs based upon such predecessors’ proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper’s predecessors have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control and other costs noted above incurred by BHP Copper.

Other closed sites

The closure provisions for other closed sites total US$539 million at 30 June 2006 (2005: US$431 million). The key sites covered by this amount are described briefly below.

Newcastle Steelworks (Australia) - we closed our Newcastle Steelworks in 1999 and retain responsibility for certain sediment in the Hunter River adjacent to the former steelworks site, together with certain other site remediation activities in the Newcastle area.

Base Metals has ongoing responsibility for the post-closure monitoring and maintenance of the Island Copper and Selbaie copper mines (Canada), and the long-term remediation costs for various mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000. In addition, closure and reclamation measures are being implemented at the former Carson Hill gold mine in California (US), an obligation resulting from the WMC acquisition in 2005.

Ingwe Collieries (South Africa) - we have responsibility for site reclamation and remediation activities, including the long-term management of water leaving mining properties, for closed mines within the Ingwe operations.

Roane Alloys (US) – we ceased operations at Roane Alloys in 1982. A final remedial design for rehabilitation of the site has been submitted to the State of Tennessee for approval. We are currently in divestiture negotiations with a company that will rehabilitate to our design specifications.

Krugersdorp Manganese Metal Plant (South Africa) – we suspended electrolytic manganese operations at our Krugersdorp Plant in February 2006, pending a decision on its future by the MMC Board.

DMS Powders (South Africa) – we sold this operation, which is located on our Meyerton Industrial site, in March 2006 to the Siyanda Inkwali Company. We retain remediation and rehabilitation liabilities for the land on which the plant is located.

Boodarie Iron (Australia) – in August 2005 we announced the permanent closure of the hot briquetted iron production facilities at our wholly-owned Boodarie Iron plant. Work has been completed to define the site closure requirements and mitigate the costs associated with the gas and power take-or-pay contracts. Demolition work is expected to commence in October 2006, with planned completion in June 2008. Site rehabilitation work will then commence.

Employees

During the year ended 30 June 2006, we employed, on average, 33,184 employees. A significant proportion of these employees, approximately 42.3 per cent, were employed in our Australian-based operations and approximately 29.8 per cent in southern Africa. Our operations in North and South America account for the majority of our remaining employees. Due to the transition to IFRS, we no longer proportionately consolidate our interest in certain jointly controlled entities, including Escondida. As a result, we no longer include employees of those entities in our employee figures. Employee numbers for 2005 have been restated on an equivalent basis.

Our human resources strategy emphasises a relationship with our employees that is based on shared accountability for achieving business and personal success. Our strategy supports the development of a high performance work culture and the values and business principles of our Charter (our Charter is a statement that outlines the Group’s purpose, values and overall mission).

Our remuneration system places greater focus on at risk, performance-based pay for our senior and executive management. At our business units our remuneration system is being translated to apply to employees at other levels in the Company as appropriate. Our succession planning and talent management processes focus on attracting and retaining current and future world-class talent. Our relationship with labour focuses on win-win relationships and a high-performance organisation being created by continuous workplace reform in all of our businesses. We believe that generally our relations with our employees and labour unions representing our employees are good. However, we have experienced some industrial action during and immediately post 2005-06.

In 7 April 2006, the union representing 375 of the total 2,000 employees at EKATI made contract proposals that, if accepted, would have conflicted with EKATI’s responsibilities with the Aboriginal Community and Northwest Territory. After we rejected the union proposals, the union called for strike action and 137 of the bargaining unit employees were flown off-site. An agreement to end the strike was ratified on 30 June 2006. The striking employees were rostered back in mid July to ensure a smooth transition into their shifts.

In 7 August 2006, the union representing 2,052 workers of the total 2,930 workforce at Escondida initiated a legal strike within the framework of the collective negotiation process. Despite the ongoing collective bargaining, we suspended operations as the health and safety of the people who work in the Company and the integrity of the facilities could not be guaranteed. An agreement was reached on 31 August 2006 that ended the strike.

The table below provides a breakdown of our average number of employees by category of activity for the past three financial years.

Industry	At 30 June
	2006 (1)	2005 (1)	2004
Petroleum	2,180	1,998	1,901
Aluminium	4,259	4,453	5,590
Base Metals	4,360	2,499	3,414
Carbon Steel Materials	7,769	7,215	6,812
Diamond and Specialty Products	1,189	1,254	1,203
Energy Coal	7,819	9,333	9,138
Stainless Steel Materials	2,927	5,534	5,318
Group and unallocated	2,681	1,915	1,694

Total	33,184	34,201	35,070

The table below provides a breakdown of our average number of employees by geographic location for the past three financial years.

Geography	At 30 June
	2006(1)	2005(1)	2004
Australia	14,036	10,689	9,776
North America	2,565	2,587	2,642
South America	4,902	4,031	5,657
Europe	589	621	611
Southern Africa	9,899	15,747	15,928
Other countries	1,193	526	456

Total	33,184	34,201	35,070

(1)	Due to the transition to IFRS, we no longer proportionately consolidate our interest in certain jointly controlled entities, including Escondida. As a result, we no longer include 2,791 (2005: 2,737) employees of those entities in our employee figures.

Organisational structure

General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise following the completion of the DLC merger in June 2001. Refer to note 37 ‘Subsidiaries’ in the financial statements for a list of BHP Billiton Limited and BHP Billiton Plc significant subsidiaries.

DLC structure

On 29 June 2001, BHP Billiton Limited (then known as BHP Limited) and BHP Billiton Plc (then known as Billiton Plc) merged by way of a Dual Listed Companies structure, or DLC. To effect the DLC, BHP Limited and Billiton Plc entered into certain contractual arrangements that are designed to place the shareholders of both Companies in a position where they effectively have an interest in a single group that combines the assets, and is subject to all the liabilities, of both Companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings, but they are operated and managed as if they are a single unified entity, with their Boards and senior executive management comprising the same people.

BHP Billiton Limited and BHP Billiton Plc entered into various agreements to effect the DLC, including the:

•	Sharing Agreement

•	Special Voting Shares Deed

•	BHP Deed Poll Guarantee

•	Billiton Deed Poll Guarantee.

In addition, BHP Billiton Limited adopted a new corporate Constitution and BHP Billiton Plc adopted a new Memorandum and Articles of Association.

The principles embodied in the Sharing Agreement are that:

•	the two companies are to operate as if they were a single unified economic entity, through Boards of Directors that comprise the same individuals and a unified senior executive management

•	the Directors of the two companies will, in addition to their duties to the Company concerned, have regard to the interests of holders of shares in BHP Billiton Limited and holders of shares in BHP Billiton Plc as if the two companies were a single unified economic entity and, for that purpose, the Directors of each Company shall take into account in the exercise of their powers the interests of the shareholders of the other

•	the DLC equalisation principles must be observed.

Australian Foreign Investment Review Board (FIRB) conditions

The Treasurer of Australia approved the DLC merger subject to certain conditions, the effect of which was to require that BHP Billiton Limited continues to:

•	be an Australian company, which is managed from Australia and

•	ultimately manage and control the companies conducting the business that was conducted by it at the time of the merger, for as long as those businesses form part of the BHP Billiton Group.

The conditions have effect indefinitely subject to amendment of the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) (Takeovers Act) or any revocation or amendment by the Treasurer. If BHP Billiton Limited wishes to act differently to the conditions, it must obtain the prior approval of the Treasurer. Failure to comply with the conditions attracts substantial penalties under the Act.

Equalisation	of economic and voting rights

BHP Billiton Limited shareholders and BHP Billiton Plc shareholders have economic and voting interests in the combined BHP Billiton Group. The economic and voting interests represented by a share in one Company relative to the economic and voting interests of a share in the other Company is determined by reference to a ratio known as the ‘Equalisation Ratio’. Presently, the economic and voting interests attached to each BHP Billiton Limited share and each BHP Billiton Plc share are the same, since the Equalisation Ratio is 1:1. The Equalisation Ratio would change if either BHP Billiton Limited or BHP Billiton Plc returned value to only its shareholders and no matching action was taken.

This means that the amount of any cash dividend paid by BHP Billiton Limited in respect of each BHP Billiton Limited share is normally matched by an equivalent cash dividend by BHP Billiton Plc in respect of each BHP Billiton Plc share, and vice versa. If one Company has insufficient profits or is otherwise unable to pay the agreed dividend, BHP Billiton Limited and BHP Billiton Plc will, as far as practicable, enter into such transactions as are necessary so as to enable both Companies to pay the amount of pre-tax dividends per share.

Under the terms of the DLC agreements the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association special voting arrangements have been implemented so that the shareholders of both Companies vote together as a single decision-making body on matters affecting the shareholders of each Company in similar ways (such matters are referred to as Joint Electorate Actions). For so long as the Equalisation Ratio remains 1:1, each BHP Billiton Limited share will effectively have the same voting rights as each BHP Billiton Plc share on Joint Electorate Actions.

In the case of certain actions in relation to which the two bodies of shareholders may have divergent interests (referred to as Class Rights Actions), the Company wishing to carry out the Class Rights Action requires the prior approval of the shareholders in the other Company voting separately and, where appropriate, the approval of its own shareholders voting separately.

These voting arrangements are secured through the constitutional documents of the two Companies, the Sharing Agreement, the Special Voting Shares Deed and rights attaching to a specially created Special Voting Share issued by each Company and held in each case by a Special Voting Company. The shares in the Special Voting Companies are held legally and beneficially by Law Debenture Trust Corporation Plc.

Cross	guarantees

BHP Billiton Limited and BHP Billiton Plc have each executed a Deed Poll Guarantee, pursuant to which creditors entitled to the benefit of the Deed Poll Guarantees will, to the extent possible, be placed in the same position as if the relevant debts were owed by both BHP Billiton Limited and BHP Billiton Plc combined.

Restrictions	on takeovers of one Company only

The BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association have been drafted to ensure that a person cannot gain control of one Company without having made an equivalent offer to the shareholders of both Companies on equivalent terms. Sanctions for breach of these provisions would include withholding of dividends, voting restrictions and the compulsory divestment of shares to the extent a shareholder and its associates exceed the relevant threshold.

Petroleum reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made). Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

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

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other producing reservoirs in the immediate area. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In certain deepwater Gulf of Mexico fields, proved reserves have been determined before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting those tests. In these fields other industry-accepted technologies have been used that are considered to provide reasonably certain estimates of productivity.

The tables below detail estimated oil, condensate, LPG and gas reserves at 30 June 2006, 30 June 2005 and 30 June 2004, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves include quantities of oil, condensate and LPG that will be produced under several production and risk sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2006, approximately 11 per cent (2005: 12 per cent; 2004: 17 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil per cent (2005: nil per cent; 2004: nil per cent) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

Proved developed and undeveloped oil, condensate and LPG reserves (a)

(millions of barrels)	Australia/ Asia	Americas	UK/Middle East	Total
Reserves at 30 June 2003	326.6	152.0	113.4	592.0
Improved recovery	—	—	—	—
Revisions of previous estimates	20.2	(2.6)	(9.5)	8.1
Extensions and discoveries	0.4	11.0	1.1	12.5
Purchase/sales of reserves	—	(4.0)	—	(4.0)
Production (b)	(46.3)	(7.6)	(14.1)	(68.0)
Total changes	(25.7)	(3.2)	(22.5)	(51.4)
Reserves at 30 June 2004	300.9	148.8	90.9	540.6
Improved recovery	—	—	—	—
Revisions of previous estimates	24.5	(1.7)	(1.3)	21.5
Extensions and discoveries	7.2	43.5	—	50.7
Purchase/sales of reserves	(9.2)	—	—	(9.2)
Production (b)	(38.7)	(7.6)	(14.7)	(61.0)
Total changes	(16.2)	34.2	(16.0)	2.0
Reserves at 30 June 2005	284.7	183.0	74.9	542.6
Improved recovery	—	11.5	—	11.5
Revisions of previous estimates	52.4	0.6	(2.6)	50.4
Extensions and discoveries	—	2.6	—	2.6
Purchase/sales of reserves	—	(0.3)	—	(0.3)
Production (b)	(33.2)	(7.3)	(15.3)	(55.8)
Total changes	19.2	7.1	(17.9)	8.4
Reserves at 30 June 2006 (c)	303.9	190.1	57.0	551.0

Proved developed oil, condensate and LPG reserves (a)

Reserves at 30 June 2003	227.8	9.9	24.5	262.2
Reserves at 30 June 2004	201.9	5.4	54.8	262.1
Reserves at 30 June 2005	180.5	18.3	74.5	273.3

Reserves at 30 June 2006	199.3	21.5	54.6	275.4

(a)	In Bass Strait, the North West Shelf, Ohanet and the North Sea, LPG is extracted separately from crude oil and natural gas.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and LPG reserves include 13.9 million barrels derived from probabilistic aggregation procedures.

Proved developed and undeveloped natural gas reserves

(billions of cubic feet)	Australia/ Asia (a)	Americas	UK/Middle East	Total
Reserves at 30 June 2003	4,904.6	147.3	419.0	5,470.9
Improved recovery	—	—	—	—
Revisions of previous estimates	114.6	2.2	(10.0)	106.8
Extensions and discoveries	51.6	4.6	—	56.2
Purchases/sales of reserves	—	(32.8)	—	(32.8)
Production (b)	(222.9)	(20.5)	(77.0)	(320.4)
Total changes	(56.7)	(46.5)	(87.0)	(190.2)
Reserves at 30 June 2004	4,847.9	100.8	332.0	5,280.7
Improved recovery	—	—	—	—
Revisions of previous estimates	237.3	3.1	(29.9)	210.5
Extensions and discoveries	177.0	27.6	—	204.6
Purchases/sales of reserves	(165.8)	—	—	(165.8)
Production (b)	(275.7)	(14.6)	(57.6)	(347.9)
Total changes	(27.2)	16.1	(87.5)	(98.6)
Reserves at 30 June 2005	4,820.7	116.9	244.5	5,182.1
Improved recovery	—	—	—	—
Revisions of previous estimates	4.0	6.5	34.7	45.2
Extensions and discoveries	—	1.3	—	1.3
Purchases/sales of reserves	—	(0.2)	—	(0.2)
Production (b)	(292.0)	(8.0)	(61.1)	(361.1)
Total changes	(288.0)	(0.4)	(26.4)	(314.8)
Reserves at 30 June 2006 (c)	4,532.7	116.5	218.1	4,867.3

Proved developed natural gas reserves

Reserves at 30 June 2003	2,560.4	64.8	397.1	3,022.3
Reserves at 30 June 2004	2,539.7	20.1	310.0	2,869.8
Reserves at 30 June 2005	2,621.4	15.1	239.3	2,875.8
Reserves at 30 June 2006	2,286.4	16.5	206.4	2,509.3

(a)	Production for Australia includes gas sold as LNG and as liquefied ethane.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 195.8 billion cubic feet derived from probabilistic aggregation procedures.

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

All of the ore reserve figures presented are reported in 100% terms, and represent estimates at 30 June 2006 unless otherwise stated. All tonnes and grade information presented have been rounded; hence small differences may be present in the totals. In addition, all reserve tonnages and grades include dilution and are quoted on a dry basis, unless otherwise stated.

No third party audits have been carried out specifically for the purpose of this disclosure.

The reported reserves contained in this annual report do not exceed the quantities that, it is estimated, could be extracted economically if future prices were at similar levels to the average historical prices for traded metals for the three years to 31 December 2005, or for bulk commodities long term contracted prices. Current operating costs have been matched to the average of historical or long term contract prices in accordance with Industry Guide 7. The reported reserves may differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Mineral Resources and Ore Reserves, December 2004 (the JORC Code), which contemplates the use of reasonable investment assumptions in calculating reserve estimates.

The three year historical average prices used for each commodity to estimate, or test for impairment of, the reserves of traded metals contained in this annual report are as follows:

Commodity	Price US$
Copper	1.26/lb	(1)
Gold	406/oz
Lead	0.36/lb
Nickel	5.78/lb
Silver	6.28/oz
Zinc	0.49/lb
Uranium	19.57/lb

(1)	All our copper operations have used a copper price at or below the three year historical average copper price to estimate, or test for impairment of, the copper reserves disclosed in this report. The price used for each operation is disclosed in the footnotes to the Base Metals reserves table.

Aluminium Customer Sector Group

Ore Reserves

		Proven Ore Reserve				Probable Ore Reserve				Total Ore Reserve
Bauxite deposit (1, 2, 3)	Ore type	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2		Millions of dry metric tonnes	% A.Al2O3	% R.SiO2		Millions of dry metric tonnes	% A.Al2O3	% R.SiO2		Nominal mine production rate (Mtpa)	Mine life based on Reserve (years)	BHP Billiton Interest %
Australia
Worsley	Laterite	284	30.9	1.7		22	30.1	1.8		306	30.8	1.7		13	24	86
Brazil
MRN(4)	MRN Washed	82	50.8	3.8		—	—	—		82	50.8	3.8		15	5	14.8

		Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe203	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe203	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe203
Suriname
Coermotibo	Laterite	1	45.6	3.2	15.6	0.5	40.1	3.3	20.6	2	44.1	3.2	17.0	1	1	45
Onverdacht(5)	Laterite	16	48.9	4.5	8.8	0.2	46.5	5.6	10.1	16	48.9	4.5	8.8	4	4	45

(1)	Approximate drill hole spacing used to classify the reserves is:

Deposit	Proven Ore Reserve	Probable Ore Reserve
Worsley	maximum 100m	maximum 200m

MRN	A maximum bauxite intersection grid of 200 metres. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data.	Those plateaux with a bauxite intersection grid spacing of less than 400 metres and/ or a 400 metre spaced grid with a 200 metre offset fill in, plus a reliable suit of chemical and size distribution data.

Coermotibo	61m x 61m	122m x 122m

Onverdacht	61m x 61m	122m x 122m

(2)	Metallurgical recoveries for the operation are based on the relevant refinery:

Deposit	Estimated metallurgical recovery %A.Al2O3
Worsley (Worsley refinery)	90
MRN (Alumar refinery)	94
Coermotibo (Paranam refinery)	93.5
Onverdacht (Paranam refinery)	93.5

(3)	A.Al2O3 is available alumina determined for expected refinery conditions. R.SiO2 is silica that is reactive in the refinery process and Fe2O3 is iron oxide.
(4)	Mineracao Rio do Norte (MRN) – MRN Washed tonnes and grade represent expected product based on forecast beneficiated yield of 74%.
(5)	Onverdacht includes the Lelydorp III current mining operation, Kaaimangrasie and Klaverblad which are currently being developed. The Lelydorp III operation is expected to terminate as planned in 2007.

Base Metals Customer Sector Group

Ore Reserves

		Proven Ore Reserve					Probable Ore Reserve					Total Ore Reserve
Commodity deposit (1, 2, 3)	Ore type	Millions of dry metric tonnes	% TCu	% SCu			Millions of dry metric tonnes	% TCu	% SCu			Millions of dry metric tonnes	% TCu	% SCu			Nominal production capacity (Mtpa)	Mine life based on Reserve (years)	BHP Billiton Interest %
Copper

Escondida	Oxide	69	0.74	0.67			15	0.77	0.55			85	0.75	0.65
	Sulphide	555	1.18	—			846	1.00	—			1,401	1.07	—
	Sulphide leach	592	0.51	—			994	0.51	—			1,586	0.51	—
Escondida Norte	Oxide	5	1.55	1.20			20	1.47	1.14			25	1.49	1.15
	Sulphide	149	1.55	—			321	1.34	—			470	1.41	—
	Sulphide leach	59	0.55	—			549	0.61	—			608	0.60	—
Total Escondida (4, 5)	Oxide	74	0.79	0.71			35	1.17	0.88			109	0.92	0.76			149	28	57.5
	Sulphide	704	1.26	—			1,167	1.09	—			1,872	1.16	—
	Sulphide leach	651	0.51	—			1,543	0.55	—			2,194	0.53	—

Cerro Colorado(6)	Oxide	66	0.70	0.55			60	0.76	0.56			126	0.73	0.56			18	10	100
	Sulphide	19	0.91	0.16			29	0.76	0.13			49	0.82	0.14

Spence (7)	Oxide	33	1.47	0.94			41	1.05	0.66			75	1.24	0.79			17	18	100
	Sulphides	110	1.31	—			128	0.78	—			238	1.03	—

		Millions of dry metric tonnes	% Cu	kg/tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/tonne U3O8	g/t Au	g/t Ag
Copper Uranium
Olympic Dam(8)	Sulphide	65	2.0	0.7	0.6	4.6	309	2.1	0.7	0.8	4.5	374	2.1	0.7	0.8	4.5	11	34	100

		Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo
Copper Zinc
Antamina(9)	Sulphide Cu only	38	1.17	0.2	9.7	0.04	268	1.21	0.15	10.1	0.04	306	1.21	0.16	10.1	0.04	32	14	33.75
	Sulphide Cu-Zn	28	1.04	3.08	21.4	0.01	95	1.14	2.83	19.3	0.01	123	1.11	2.89	19.8	0.01

		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn
Silver Lead Zinc
Cannington(10)	Sulphide	18	467	10.6	3.9		2	344	8.3	4.3		20	455	10.4	3.9		3	6	100

1)	%TCu - per cent total copper, %SCu - per cent soluble copper, kg/tonne U3O8 - kilograms per tonne uranium oxide, g/t Au- grams per tonne gold, g/t Ag - grams per tonne silver, %Zn - per cent zinc, %Pb - per cent lead, %Mo - per cent molybdenum.

(2)	Approximate drill hole spacing used to classify the reserves is:

Deposit	Proven Ore Reserve	Probable Ore Reserve
Escondida	Sulphide: 60m x 60m Sulphide leach: 60m x 60m Oxide: 45m x 45m	Sulphide: 100m x 100m Sulphide leach: 105m x 105m Oxide: 50m x 50m

Escondida Norte	Sulphide: : 60m x 60m Sulphide leach: 60m x 60m Oxide: 45m x 45m	Sulphide: 100m x 100m Sulphide leach: 110m x 110m Oxide: 50m x 50m

Cerro Colorado	70m x 70m, estimation on first kriging pass.	140m x 140m, estimation on second kriging pass.

Spence	Combined kriging pass, geological continuity, drilling density considerations equate to approximately 50m square grid for oxide and 75m square grid for sulphides	Combined kriging pass, geological continuity, drilling density considerations equate to approximately 100m square grid for both oxides and sulphides

Olympic Dam	Less than 40m x 40m	Less than 80m x 80m

Antamina	High Grade Cu/Zn: 3 composites of the same grade zone & different holes within 30m, closest within 20m. Low Grade Cu/Zn: 3 composites of the same grade zone & different holes within 35m, closest within 25m.	3 composites of the same grade zone & different holes within 55m, closest within 40m or 2 composites of the same grade zone & different holes within 65m, closest within 30m or at least 50 composites within 75m with at least 90 % in the same grade zone as the block.

Cannington	12.5m sectional x 15m vertical	25m sectional x 25m vertical

(3)	Metallurgical recoveries for the operations are:

	Metallurgical recovery
Deposit	%Cu	%Ag	%Pb	%Zn	%Au	%U3O8
Escondida Sulphide Sulphide Leach Oxide	85% of TCu; 34% of TCu; 75% of TCu

Escondida Norte Sulphide Sulphide Leach Oxide	85% of TCu; 34% of TCu; 75% of TCu

Cerro Colorado	78

Spence	81 - 82

Olympic Dam	93	60			67	71
Antamina Sulphide Cu Sulphide Cu-Zn	92 81	60 32		0 71

Cannington		87	89	73

(4)	Changes in the Escondida and Escondida Norte reserves from 2005 include an updated geological model using new data, updated cost and price estimates, full valuation of sulphide leach ore in ultimate pit limits, and variable cut-off grade of sulphide mill ore. Oxide ore scheduled for mining after closure of oxide leach plant has been reclassified and reported as Sulphide Leach. Part of the Sulphide Leach stockpile has been removed from Reserve classification due to uncertainty in tonnage, grade and metallurgical properties, pending additional study. In future reserve reports, the two mines will be combined into a single reportable reserve. For this year’s reporting both mines are reported with the combined total. Economic and metallurgical studies are being conducted to evaluate optimal sulphide leach cut-off grades, which may lead to revision in the reserve. The price used for Escondida and Escondida Norte was Cu = US$1.26/lb.
(5)	Escondida production rate and mine life estimate is based on the current life-of-mine plan which uses a future variable production rate from both the Escondida and Escondida Norte pits. The current combined nominal production rate available to the operation is 216 million tonnes per annum.
(6)	Other than depletion through production at Cerro Colorado, there were insignificant changes in reserves since 2005. An updated Life of Asset (LOA) Plan was performed in FY06. The reserve estimate was updated during year for the new resource estimate and revised economic and technical factors that resulted only in local changes to the mine plan. The price used was Cu = US$1.26/lb.

(7)	The reduction in Spence reserves compared to June 2005 was principally due to changes in the underlying resource estimate in the areas of geological interpretation, estimation, and classification. Over 85 km of additional drilling was incorporated in 2006, most of which was in-fill drilling of the five-year mine plan. Economic and technical parameters were also upgraded for mine planning purposes creating a new pushback design for the life-of-mine plan, but this has not resulted in significant changes to the ore reserves. The price used was Cu = US$1.26/lb.

(8)	Olympic Dam was acquired through the purchase of WMC Resources Ltd on 3 June 2005. The Olympic Dam Ore Reserves reported above shows a decrease from that reported in June 2005, albeit this year at a slightly higher grade. The June 2006 reserve is based on a revised life-of-mine plan, developed in the first half of calendar 2006; that includes only the mining of underground stopes by current methods. It does not include mining of lower grade areas by sub-level cave or other alternative underground methods as included in last years report. These lower grade areas in the northern mine together with the total southern mine area resource are the subject of feasibility studies; on completion of these studies, which include both open cut and underground sub level and block caving methods, the reserves will be re-stated. Currently drilling is continuing at Olympic Dam to define the extent of mineralization. The prices used are: Cu = US$1.26/lb, Au = US$406.19/oz, Ag = US$6.28/oz, U3O8 = US$19.57/lb.

(9)	Antamina In-pit material for reserve reporting purposes was defined between the 31 May 2006 month-end pit surface topography and the “Pit 18” ultimate pit design (based upon mid-benches) and further depleted by the estimated production for June 2006. Increased tonnage resulting from lowering the ore cut-off grade was off-set by the removal of low-grade stockpiles from the reserves. Studies are in progress to enable better understanding of the metallurgical performance of these ores. The prices used are: Cu = US$0.95/lb, Zn = US$0.50/lb, Mo = US$5.00/lb and Ag = US$5.00/oz, which are a composite of price protocols provided by the shareholders of the operating entity. Valuation of ore is based on combined metal content that tends to be dominated by copper. Difference in zinc and molybdenite prices from SEC protocols is immaterial.

(10)	At Cannington, ongoing underground diamond drilling and geological interpretation has resulted in minor and local changes. There has been a steady promotion of ore reserves into the Proven category. Changes in metal prices and exchange rates have resulted in an adjustment in the tonnages and grades above a given ($A60) dollar per tonne cut-off. The prices used are: Ag = US$6.28/oz, Pb = US$0.36/lb, Zn = US$0.49/lb.

Carbon Steel Materials Customer Sector Group

Iron Ore

Ore Reserves

		Proven Ore Reserve						Probable Ore Reserve						Total Ore Reserve
Commodity deposit (1,2,3,4, 6,7,8,9)	Ore type (5)	Millions of wet metric tonnes	% Fe	% P	%SiO2	%Al2O3	%LOI	Millions of wet metric tonnes	% Fe	% P	%SiO2	%Al2O3	%LOI	Millions of wet metric tonnes	% Fe	% P	%SiO2	%Al2O3	%LOI	Nominal mine production rate (Mwmtpa)(3)	Mine life based on Reserve (years)	BHP Billiton Interest %
Iron Ore
Mt Newman JV	BKM MM	179 52	62.7 62.3	0.06 0.07	6.1 2.4	2.0 1.6	1.6 6.3	554 14	63.0 61.8	0.08 0.05	4.9 3.4	2.0 1.8	2.3 6.0	733 66	62.9 62.2	0.08 0.07	5.2 2.6	2.0 1.6	2.1 6.2	36	23	85
Jimblebar(10)	BKM	38	63.0	0.07	4.1	2.5	2.9	203	62.9	0.08	3.5	2.5	3.5	241	62.9	0.08	3.6	2.5	3.4	8	30	100
Mt Goldsworthy JV Northern	NIM	7.1	60.2	0.11	6.3	2.0	5.0	0.2	59.4	0.07	7.1	2.2	5.3	7.3	60.2	0.11	6.3	2.0	5.0	2	4	85
Mt Goldsworthy JV Area C(11)	MM	282	61.9	0.06	3.2	1.7	6.0	160	62.5	0.06	2.9	1.6	5.6	442	62.1	0.06	3.1	1.7	5.9	24	19	85
Yandi JV(12)	CID	551	57.7	0.04	5.4	1.3	10.4	297	57.0	0.04	5.6	1.5	10.6	848	57.5	0.04	5.5	1.4	10.5	40	21	85

		Millions of dry metric tonnes	% Fe	% Pc				Millions of dry metric tonnes	% Fe	% Pc				Millions of dry metric tonnes	% Fe	% Pc				Nominal mine production rate (Mdmtpa)(3,13)
Samarco JV(13)	ROM	296	45.7	0.04				202	45.0	0.04				499	45.4	0.04				23	21	50

(1) Approximate drill hole spacing used to classify the reserves is:

Deposit	Proven Ore Reserve	Probable Ore Reserve
Mt Newman JV	50m x 50m	300m x 50m
Jimblebar	50m x 50m	300m x 50m
Mt Goldsworthy JV Northern	25m x 25m	50m x 50m
Mt Goldsworthy JV Area C	60m x 50m up to 240m x 60m	at least 240m x 60m
Yandi JV	50m x 50m	150m x 150m
Samarco JV	ALE 126345: 200m x 200m x 16m ALE 7: 150m x 150m x 16m ALE 8:250m x 250m x 16m	ALE 126: 360m x 318m x 16m ALE 345: 300m x 228m x 16m ALE 7: 300m x 300m x 16m ALE 8: 500m x 500m x 16m ALE 9: 300m x 300m x 24m

(2)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical recovery
	% High grade iron ore	% Iron ore concentrate
Mt Newman JV	63 - 100	—
Jimblebar	100	—
Mt Goldsworthy JV Northern	100	—
Mt Goldsworthy JV Area C	100	—
Yandi JV	100	—
Samarco JV	—	82

(3)	The reserve grades listed: Fe - iron, P - phosphorous, SiO2 - silica, Al2O3 - alumina and LOI - loss on ignition, refer to in situ mass percentage on a dry weight basis. %Pc represents phosphorous in concentrate for Samarco. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi Joint Ventures, tonnages represent wet tonnes based on the following moisture contents: BKM = 3%, MM = 4%, CID = 8%, NIM = 3.5%. Iron Ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed). Samarco is marketed predominantly as direct reduction and blast furnace pellets. The production rate is provided in millions of wet metric tonnes per annum (Mwmtpa) for the West Australian deposits and millions of dry metric tonnes per annum (Mdmtpa) for Samarco.

(4)	Reserves are divided into joint ventures, and material types that reflect the various products produced. The bedded ore types are classified as per the host Archaean or Proterozoic banded iron formations.

(5)	Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, and CID – Channel Iron Deposit.

(6)	Mining dilution and mining recovery (in general around 95%) has been taken into account in the estimation of reserves for all West Australian Iron Ore (WAIO) operations. For Samarco the mine recovery is 90.9% (not included in the reserve estimate) of the stated diluted reserve.

(7)	Changes in WAIO reserves compared to 2005 are due to mining depletion, new models and re-classification for the Mt Newman Joint Venture Whaleback deposit and the Yandi Western 4 deposit.

(8)	Cut-off grades used to estimate reserves: Mt Newman 50-62%Fe for BKM, 60%Fe for MM; Jimblebar 58-60%Fe for BKM; Mt Goldsworthy 58%Fe for NIM 57%Fe for MM; Yandi 56%Fe for CID.

(9)	The prices used are based on an average of the last three years’ commercial contracts.

(10)	The Jimblebar Reserves listed include the Wheelarra Hill 3, 4, 5, 6 and Hashimoto 1 and 2 deposits at Jimblebar in which the Wheelarra Joint Venture participants (BHP Iron Ore (Jimblebar) Pty Ltd (51%), ITOCHU Minerals and Energy of Australia Pty Ltd (4.8%), Mitsui Iron Ore Corporation Pty Ltd (4.2%) and subsidiaries of Chinese steelmakers Magang, Shagang, Tanggang and Wugang (10% each)) have a legal interest. At the commencement of the Wheelarra Joint Venture on 1 October 2005 the Wheelarra Joint Venture participants had a legal interest in 175 million dry metric tonnes of Jimblebar Reserves (Wheelarra Joint Venture tonnes). The effect of the sales contracts entered into between the Wheelarra Joint Venture participants and the Mt Newman Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Newman Joint Venture participant) has an entitlement to 85% of these Wheelarra Joint Venture Tonnes. This disclosure and the financial statements are prepared on this basis.

(11)	The Area C Reserves listed include C Deposit within Area C in which the POSMAC Joint Venture participants (BHP Billiton Minerals Pty Ltd (65%), ITOCHU Minerals and Energy of Australia Pty Ltd (8%), Mitsui Iron Ore Corporation Pty Ltd (7%) and a subsidiary of POSCO (a Korean steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the POSMAC Joint Venture participants and the Mt Goldsworthy Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Goldsworthy Joint Venture participant) has an entitlement to 85% of the Reserves in C Deposit . This disclosure and the financial statements are prepared on this basis.

(12)	The Yandi Reserves listed include the Western 4 deposit in which the JFE Western 4 Joint Venture (JW4 JV) participants BHP Billiton Minerals Pty Ltd (65%), ITOCHU Minerals and Energy of Australia Pty Ltd (8%), Mitsui Iron Ore Corporation Pty Ltd (7%) and a subsidiary of JFE Steel Corporation (a Japanese steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the JW4 JV participants and the Yandi Joint Venture participants and other associated agreements is that BHP Billiton (as a Yandi Joint Venture participant) has an entitlement to 85% of the Reserves in the Western 4 deposit. This disclosure and the financial statements are prepared on this basis.

(13)	Samarco reserves are estimated assuming external supply of approximately 10.2 million wet metric tonnes per annum of process feed from the nearby Fazendao mine, which is owned by CVRD, our 50 per cent joint venture partner in Samarco. The external ore supply has a high proportion of specular hematite, a particular ore type that is required to produce the desired ore blend for producing iron pellets. The absence of this external ore supply would significantly reduce Samarco reserves.

Carbon Steel Materials Customer Sector Group

Metallurgical Coal

Coal Reserves

			Proven Coal Reserve	Probable Coal Reserve	Total Coal Reserve (5)	Marketable Coal Reserve(4,5)
Commodity deposit (1,2)	Mining type	Coal type(3)	Millions of tonnes	Millions of tonnes	Millions of tonnes	Millions of tonnes	% Ash	% VM	% S	Nominal ROM production rate (Mtpa)	Mine life based on CoalReserve (years)	BHP Billiton Interest %
Queensland Coal Reserves at operating mines
CQCA JV
Goonyella Broadmeadow	OC	Met	409	116	526	361	9.1	23.6	0.52	21	31	50
	UG	Met	31	89	120	102	6.7	23.9	0.50
Peak Downs	OC	Met	261	543	804	448	9.2	20.7	0.60	15	54	50
Saraji	OC	Met	126	160	286	168	9.7	18.5	0.59	14	21	50
Norwich Park	OC	Met	33	38	71	51	10.3	17.3	0.69	8	9	50
Blackwater (6)	OC	Met/Th	117	224	341	310	9.6	24.5	0.44	10	33	50
South Blackwater (7)	OC	Met/Th	31	115	146	121	10.6	26.4	0.48	5	31	50
Subtotal					2,294	1,561

Gregory JV
Gregory Crinum	OC	Met/Th	2	7	9	7.3	7.4	33.4	0.60	7	7	50
	UG	Met/Th	—	39	39	33	10.9	32.0	0.60
BHP Mitsui Coal
South Walker Creek	OC	Met/Th	40	12	53	34	8.5	12.9	0.35	5	11	80
Total Queensland Coal Reserves at operating mines					2,395	1,635

Queensland Coal development projects
BHP Mitsui
Poitrel (8)	OC	Met	39	23	62	45	8.6	23.7	0.35	4	15	80
Illawarra Coal Reserves at operating mines (9)
Appin	UG	Met/Th	—	41	41	34	8.9	23	0.36	3	15	100
West Cliff	UG	Met/Th	6	21	27	22	8.9	21	0.36	3	11	100
Dendrobium	UG	Met/Th	1	23	25	18	10.3	23	0.56	3	8	100
Total Illawarra Coal Reserves at operating mines					93	73

(1)	Approximate drill hole spacing used to classify the reserves is:

Deposit	Proven Ore Reserve	Probable Ore Reserve
Goonyella Broadmeadow	Maximum 500m spacing of geophysically logged, analysed ,coreholes with greater than or equal to 95% recovery or less than+/-10% expected error at 95% confidence on a 200m x 200m block, 3D seismic coverage for UG resources	500m to 1000m spacing of geophysically logged, analysed, coreholes with greater than 95% recovery or +/-10% to +/-20% expected error at 95% confidence on a 200m x 200m block

Peak Downs, Saraji, Norwich Park, Blackwater, South Blackwater	Maximum 500m spacing of geophysically logged, analysed , coreholes with greater than or equal to 95% recovery.	500m to 1000m spacing of geophysically logged, analysed , coreholes with greater than or equal to 95% recovery.

Gregory Crinum	Maximum 500m spacing of geophysically logged, analysed , coreholes with greater than or equal to 95% recovery, 3D seismic coverage for UG resources.	500m to 1000m spacing of geophysically logged, analysed , coreholes with greater than or equal to 95% recovery.

Poitrel	Maximum 650m spacing of geophysically logged, analysed , coreholes with greater than or equal to 95% recovery.	650m to 1000m spacing of geophysically logged, analysed , coreholes with greater than or equal to 95% recovery.

Appin, West Cliff, Dendrobium	Maximum of 700m between data points.	Maximum of 1000m between data points.

(2)	Coal washplant recoveries are:

Queensland Coal:	% Recovery
Goonyella Broadmeadow	71
Peak Downs	59
Saraji	58
Norwich Park	73
Blackwater	86
South Blackwater	81
Gregory Crinum	83
South Walker Creek	64
Poitrel	73

Illawarra Coal:
Appin	81
West Cliff	81
Dendrobium	71

(3)	Met - metallurgical coal, Th - thermal coal.

(4)	Coal quality is for a potential product rather than the in situ quality and is on an air-dried basis. VM - volatile matter, S - sulphur.

(5)	Total Coal Reserve is the sum of Proven and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal Reserve (metric tonnes) is the tonnages of coal available at specified moisture and quality for sale after beneficiation of the Total Coal Reserve. The plant recovery factor estimates were based on the analysis of bore coredata and plant simulations to achieve a target product ash. Reserves are quoted on air-dried qualities, as this is the basis they are sold on the international market. As received moisture bases range from 8% to 10%, depending on quality.

(6)	Blackwater - The increase in reserve base compared to 2005 was primarily driven by higher coal price assumptions and a subsequent extension of the economic open cut footprints for all pits.

(7)	South Blackwater - The increase in reserve base compared to 2005 was primarily driven by higher coal price assumptions and a subsequent extension of the economic open cut footprints for all pits. The Kennedy Pit area contributed 65Mt to the overall 75Mt increase in the estimated reserves.

(8)	Poitrel – The project was approved and brought into production in 2006.

(9)	We have exclusive rights to mine coal at our Illawarra Coal operations within our registered mining leases (CL767, CL724 and CL768). Under NSW legislation for underground mines, before we commence mining operations on a particular area, we are required to develop and have approved by the NSW (Department of Primary Industry) a Subsidence Management Plan (SMP). Illawarra Coal routinely prepares and submits SMPs and receives approvals under this process. The Proven Reserve is stated for areas in which an SMP has been approved. Probable Reserves are in areas where an SMP is in preparation and, based on the geological and engineering investigations we carry out as part of our mine planning process and our experience of the SMP process, it is expected that the SMPs will be approved as part of the normal course of business and within the timeframe required by the current life-of-mine schedule.

Carbon Steel Materials Customer Sector Group

Manganese

Ore Reserves

		Proven Ore Reserve			Probable Ore Reserve			Total Ore Reserve
Commodity deposit (1,2)	Ore type	Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield	Nominal mine production rate (Mtpa)(7)	Mine life based on Reserves (years)	BHP Billiton Interest %
GEMCO (3)	ROM	58	48.5	53	36	47.2	52	94	48.0	52	5	17	60

		Millions of dry metric tonnes	% Mn W1 lump		Millions of dry metric tonnes	% Mn W1 lump		Millions of dry metric tonnes	% Mn W1 lump
Wessels (4)	ROM	2.5	48.0		12	48.0		14	48.0		0.7	20	60

		Millions of wet metric tonnes	% Mn	% Fe	Millions of wet metric tonnes	% Mn	% Fe	Millions of wet metric tonnes	% Mn	% Fe
Mamatwan (5)	ROM	44	37.6	4.5	6.7	37.2	4.3	50	37.6	4.6	3	18	60

(1)	Approximate drill hole spacing used to classify the reserves is:

Deposit	Proven Ore Reserve	Probable Ore Reserve
GEMCO	60m x 120m and 60m x 60m	120m x 120m

Wessels	Defined as rim ±30m wide around mined-out areas, plus economically viable remnant blocks within mined-out areas. Underground chip sampling, limited underground boreholes and ±156m spaced surface drillholes.	±156m spaced surface drillholes, supplemented by some underground drilling and sampling.

Mamatwan	80m x 80m	160m x 160m

(2)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical recovery %Mn
GEMCO	As for % Yield in the table above
Wessels (for W1 Lump Product) Conversion from ROM to Quality Product: 24% fines dilution	76
Mamatwan	98

(3)	GEMCO - tonnage is in-situ with manganese grades provided as washed ore samples, the yield should be applied to the insitu tonnage to provide an estimate of washed product tonnes. Washed product yield is estimated for each reserve block. %Mn – per cent manganese.
(4)	Wessels is quoted as run of mine (ROM) product tonnage and %Mn W1 lump - Wessels main lump manganese product grade on a dry weight per-cent basis.
(5)	The Mamatwan reserve increase for FY2006 reflects further optimisation of the open cut design and life-of-mine plan tonnage; manganese (%Mn) and iron (%Fe) grades quoted are for in-situ reserves.

Diamonds and Specialty Products Customer Sector Group

Ore Reserves

		Proven Ore Reserve		Probable Ore Reserve		Total Ore Reserve
Commodity deposit(1)	Mine or ore type	Millions of dry metric tonnes	Carats per tonne	Millions of dry metric tonnes	Carats per tonne	Millions of dry metric tonnes	Carats per tonne	Nominal mine production rate (Mtpa)	Mine life based on Reserves (years)	BHP Billiton Interest %
Diamonds(2)
EKATI Core Zone	OC	20	0.4	10	0.5	31	0.4	4.5	10	80
	SP	1.2	2.5	—	—	1.2	2.5
	UG	6.5	0.9	5.3	0.9	12	0.9

		Millions of dry metric tonnes		Millions of dry metric tonnes		Millions of dry metric tonnes
Mineral Sands
Richards Bay Minerals (3)	TiO2 slag	6.2		20		26		1	25	50

		Millions of tonnes	% P2O5	Millions of tonnes	% P2O5	Millions of tonnes	% P2O5
Phosphate
Southern Cross Fertilisers(4)	OC	29	24.6	52	24.3	82	24.4	2.8	29	100
	SP	0.6	22.3	—	—	0.6	22.3

(1)	Approximate drill hole spacing used to classify the reserves is:

Deposit	Proven Ore Reserve	Probable Ore Reserve
EKATI Core Zone	less than 25m and up to 50m	less than 25m and up to 75m
Richards Bay Minerals	50m x 50m	800m x 100m
Southern Cross Fertilisers	120m x 120m	400m x 400m

(2)	Diamond prices used for pit optimisations and ore reserves reflect company determined long term marketing conditions. Diamonds are estimated at an effective 2 mm square aperture stone size cut-off.
(3)	Richards Bay Minerals Ore Reserve estimates are as at 31 December 2005. Production is based on millions of tonnes of TiO2 slag product.
(4)	Southern Cross Fertilisers was sold in August 2006, the reporting of the reserve is to comply with the 30 June 2006 reporting date; %P2O5 – per cent phosphate.

Energy Coal Customer Sector Group

Ore Reserves

			Proven Coal Reserve	Probable Coal Reserve	Total Coal Reserve(4)	Marketable Reserve(4)						Nominal mine production rate (Mtpa)	Mine life based on Coal Reserve (years)	BHP Billiton Interest %
Commodity Deposit(1,2,3)	Mine type	Coal type	Millions of tones	Millions of tonnes	Millions of tonnes	Millions of tonnes	% Ash	% VM(3)	% S(3)	KCal/kg CV(3)	% Total moisture(5)
New Mexico - operating mines
San Juan	UG	Th	77	6	83	83	—	—	—	5,300	9.9	6.4	13	100
Navajo	OC	Th	210	0	210	210	—	—	0.84	4,790	13.2	7.7	27	100
South Africa - operating mines
Douglas (6)	OC	Th	2	—	2	1	15.2	23.3	0.64	6,579	7.5
	UG	Th	11	—	11	6	15.2	25.7	0.60	6,601	7.5	5.6	2	84
Khutala (7)	OC	Met/Th	3	4	8	6	18.6	30.0	1.73	6,070	—
	OC	Th	24	43	67	67	36.5	20.6	0.98	4,394	—
	UG	Th	204	—	204	204	34.3	21.6	0.93	4,470	—	13	22	100
Klipspruit (8)	OC	Th	52	33	86	65	19.1	23.3	0.50	6,018	7.5	4.8	18	100
Koornfontein (9)	UG	Th	8	1	9	6	15.3	25.3	0.80	6,438	7.5	4.1	2	100
Middelburg (10)	OC	Th	201	63	264	210	21.8	22.7	0.80	5,924	7.0	28	9	84
Optimum (11)	OC	Th	158	—	158	119	18.3	26.9	0.71	6,122	7.8	18	9	100
Australia - operating mine
Mt Arthur Coal	OC	Th	204	38	242	196	17.1	30.3	0.64	6,385	8.7	15	16	100
Colombia - operating mine
Cerrejon Coal Company	OC	Th	656	213	869	859	8.7	—	0.64	6,155	13.8	32	27	33.3

(1)	Approximate drill hole spacing used to classify the reserves is:

Deposit	Proven Ore Reserve	Probable Ore Reserve
San Juan	0m - 500m	500m - 1000m
Navajo	1100m maximum nearest hole spacing, 180m average	NA
Douglas	A minimum of 8 boreholes per 100Ha	4-8 boreholes per 100Ha
Khutala	A minimum of 16 boreholes per 100Ha	5-16 boreholes per 100Ha
Klipspruit	A minimum of 8 boreholes per 100Ha	4-8 boreholes per 100Ha
Koornfontein	A minimum of 8 boreholes per 100Ha	4-8 boreholes per 100Ha
Middelburg	A minimum of 16 boreholes per 100Ha	5-16 boreholes per 100Ha
Optimum	A minimum of 16 boreholes per 100Ha	5-16 boreholes per 100Ha
Mt Arthur Coal	Maximum 500m	500m-1000m
Cerrejon Coal Company	A minimum of 6 boreholes per 100Ha	2-6 boreholes per 100Ha
(2)	Met - metallurgical coal, Th - thermal coal, VM - volatile matter, and S - sulphur, CV - calorific value.

(3)	Zululand Anthracite Colliery (ZAC) was sold in December 2005 and does not form part of the reserves for the 30 June 2006 reporting date.
(4)	Total Coal Reserve (tonnes) is the sum of Proven and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at a specified moisture and air dried quality, for sale after the beneficiation of the Total Coal Reserve. Note that where the coal is not beneficiated the Total Coal Reserve tonnes are the Marketable Coal Reserve, with moisture adjustment where applicable.
(5)	Coal moisture content is on an as received basis.
(6)	Douglas - The decrease in reserve tonnage from that reported in 2005 is due to a revision of the life-of-mine plan for Douglas. Certain areas included in the 2005 life-of-mine plan are currently being re-evaluated as part of a feasibility study. As such the life-of-mine plan for 2006 has excluded these areas, and the reserves reported are based on this revised 2006 life-of-mine plan. Marketable Reserves comprises 100% export coal.
(7)	Khutala - Marketable Reserve comprises 100% domestic Eskom coal.
(8)	Klipspruit became an operational mine in July 2005; it was previously reported as a project. Marketable Reserve comprises 71% export coal and 29% domestic Eskom coal.
(9)	Koornfontein - Marketable Reserve comprises 100% export coal. Koornfontein was sold in July 2006 the reporting of the reserve is to comply with the 30 June 2006 reporting date.
(10)	Middelburg - Marketable Reserve comprises 44% export coal and 56% domestic Eskom coal.
(11)	Optimum - The decrease in reserve tonnage from that reported in 2005 is due to a revision of the life-of-mine plan for Optimum. Certain areas included in the 2005 life-of-mine plan are currently being re-evaluated with the goal of securing additional capital in order to facilitate the mining of these areas. As such the life-of-mine plan for 2006 has excluded these areas, and the reserves reported are based on this “without capital” case. Marketable Reserve comprises 45% export coal and 55% domestic Eskom coal.

Stainless Steel Materials Customer Sector Group

Ore Reserves

		Proven Ore Reserve		Probable Ore Reserve		Total Ore Reserve
Commodity Deposit (1,2,3)	Ore Type	Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni	Nominal mine production rate (Mtpa)	Mine life based on Reserves (years)	BHP Billiton Interest %
Nickel - Colombia
Cerro Matoso (4)	Laterite	43	1.75	18	1.48	61	1.67	3	20	99.8
Nickel West - Australia
Leinster(5)	OC	0.7	1.8	—	—	0.7	1.8	2.5	6	100
	UG	7.0	1.8	7.6	1.9	15	1.9			100
Mount Keith (6)	OC	166	0.54	47	0.52	213	0.54	11.5	21	100
	SP	30	0.5	—	—	30	0.5			100
Nickel Australia -Projects
Ravensthorpe	Laterite	118	0.75	120	0.6	238	0.68	11	22	100

(1)	Approximate drill hole spacing used to classify the reserves is:

Deposit	Proven Ore Reserve	Probable Ore Reserve
Cerro Matoso	Less than 17m	Greater than 17m and less than 33m
Leinster	25m x 25m	25m x 50m
Mt Keith	60m x 40m	80m x 80m
Ravensthorpe	40mE x 50mN	80mE x 100mN

(2)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical recovery %Ni
Cerro Matoso (to Ni metal)	86
Leinster - UG (to Ni in concentrate) - OC (to Ni in concentrate)	86 82
Mt Keith – OC (Reserve to Ni in concentrate) - SP (Reserve to Ni in concentrate)	64 57
Ravensthorpe - The plant recovery cannot be directly related to the metal contained in the reserve due to ore beneficiation prior to hydrometallurgical processing	—

(3)	%Ni - per cent Nickel.
(4)	Cerro Matoso - the density was adjusted with new results obtained in FY2006, and the chemical specifications of the ore to the plant were changed, in Al2O3 and SiO2/MgO ratio, these changes have increased the reserve.
(5)	The Stockpile (SP) reserve reported for Leinster in 2005 (0.2Mt) was run down during the year in the normal course of production.
(6)	Mt Keith - 3Mt of stockpile material has been reclassified as this is shown to be uneconomic from review of the metallurgical recovery model. Net change in open cut ore over and above depletion is due to a change of pit design, the application of updated assumptions of mining recovery and a review of the economics of low grade ore.

3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This ‘Operating and financial review and prospects’ section is intended to convey management’s perspective of the BHP Billiton Group and its operational and financial performance as measured in accordance with IFRS. We intend this disclosure to assist readers to understand and interpret the financial statements included in this Report. This section should be read in conjunction with those financial statements, together with the accompanying notes.

This ‘Operating and financial review and prospects’ section is divided into the following parts:

Our business – a general description of our business; the strategic drivers; the key measurements we use to assess our performance; the economic factors affecting our business and the trends and uncertainties we have identified that significantly affect our business.

Application of critical accounting policies and estimates – a discussion of our accounting policies that require critical judgements and estimates.

Operating results – an analysis of the consolidated results of operations of the BHP Billiton Group for the two years presented in our financial statements, and an explanation of Underlying EBIT as a focus of our analysis of the business.

Liquidity and capital resources – an analysis of cash flows and sources and uses of cash.

Off-balance sheet arrangements – an analysis of financial arrangements that are not reflected on our balance sheet.

Contractual obligations – an analysis of our contractual obligations and commercial commitments.

Our business

Description of the BHP Billiton Group

BHP Billiton is the world’s largest diversified resources group by market capitalisation, revenue and profit. We had a combined market capitalisation of approximately US$123 billion as of 30 June 2006, and we generated revenue of US$32.2 billion, revenue, together with our share of jointly controlled entities’ revenue of US$39.1 billion and profit attributable to BHP Billiton shareholders of US$10.5 billion for the year ended 30 June 2006. We generate most of our revenue, profit and cash flows by discovering or acquiring petroleum and mineral resources, extracting them through mining, drilling and processing operations, and selling them to our customers. We divide our business into seven business units or Customer Sector Groups (CSGs):

•	Petroleum, which explores for, produces, processes and markets hydrocarbons including oil, gas and liquefied natural gas

•	Aluminium, which explores for and mines bauxite and processes and markets aluminium and alumina

•	Base Metals, which explores for, mines, processes and markets copper, silver, zinc, lead, uranium, and copper by-products including gold and molybdenum

•	Carbon Steel Materials, which explores for, mines, processes and markets metallurgical coal, iron ore and manganese used in the production of carbon steel

•	Diamonds and Specialty Products, which explores for and mines diamonds and titanium minerals, and also includes our recently-sold fertiliser operations

•	Energy Coal, which explores for, mines, processes and markets energy coal for use in electricity generation

•	Stainless Steel Materials, which explores for, mines, processes and markets nickel, which is used in the production of stainless steel.

In addition to the seven CSGs, we also have a minerals exploration group, a technology group and a freight, transport and logistics operation.

We generally produce products in the southern hemisphere and sell into the northern hemisphere. Our major production operations are in Australia, Latin America and southern Africa. Our sales are geographically diversified. About a third of our revenue is generated in Asia (in particular, China, South Korea and Japan), about a third in Europe and the balance in the rest of the world, mainly Australia, North America and Southern Africa. We also sell product sourced from third party producers. In 2005-06, third party product represented approximately 15.4 per cent of our revenue but only 0.8 per cent of our profit from operations.

Strategic drivers of our business

Our core purpose is to create long-term value through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions.

Fundamentally, this means that our business will have:

•	a focus on the upstream extraction of natural resources

•	high-quality, long-life and low-cost assets with embedded growth options

•	a diversified portfolio of commodities and assets and geographic regions that reduce the volatility of cash flows

•	a focus on seaborne traded commodities

•	a global portfolio of employees, assets and customers.

Our strategy is based around discovering or acquiring and developing large, low-cost, high reserve assets to produce stable cash flows that support an ongoing program of exploration and development of new assets, as well as providing consistent and growing returns to shareholders. In executing this strategy, we focus on seven strategic drivers:

•	People – the foundation of our business is our people. We require people to find resources, develop those resources, operate the businesses that produce our products, and then deliver that product to our customers.

•	Licence to operate – we ensure that those who are impacted by our operations also benefit by the operation. Licence to operate means win-win relationships and partnerships. This includes a central focus on health, safety, environment and the community, and being valued as a good corporate citizen.

•	World-class assets – our world-class assets provide the cash flows that are required to build new projects, to pay our employees, suppliers, taxes and partners, and ultimately to pay dividends to our shareholders. We maintain high-quality assets by managing them in the most effective and efficient way. Taking care of our world-class assets is absolutely critical.

•	The BHP Billiton Way – this concept captures a series of Business Excellence processes, knowledge sharing networks and our customer-focused marketing organisation, which is applied to all of our assets and businesses. The development of these processes and sharing of the principles behind those concepts lead to increased economies of scale and shared best practices.

•	Financial strength and discipline – we have a solid single ‘A’ credit rating, which balances financial flexibility with the cost of finance. Strong financial management is necessary in order to support the growth initiatives we are undertaking globally across all our businesses.

•	Project pipeline – we are continuously identifying, prioritising and executing the next set of growth projects. It is a critical part of our strategy to successfully deliver our growth projects on time and on budget.

•	Growth options – we use exploration, technology and our global footprint to identify the next generation of opportunities where we can invest and use our skills and strengths.

Key measures

We use a number of measures to assess how well we have performed in the areas we have identified as key drivers. The key financial measure of our overall strategy is the amount of profit attributable to BHP Billiton shareholders that we earn over time. The key financial measure we use to measure the performance of our operations is Underlying EBIT described below. In 2005-06, profit attributable to BHP Billiton shareholders was US$10.5 billion, an increase of US$4.1 billion, or 63.4 per cent, from 2004-05. Underlying EBIT for the year ended 30 June 2006 was US$15.3 billion, compared with US$9.9 billion in the prior year, an increase of 54.0 per cent. The following measures assist us to track various aspects of the business that contribute to the overall result:

Health, safety, environment and community – in previous years our principal measure of safety performance was our ‘Classified Injury Frequency Rate’ (CIFR), which is the number of classified injuries per million work hours. A classified injury is defined as any workplace injury that has resulted in the person not returning to their unrestricted normal duties after the calendar day on which the injury was received. In July 2005, we commenced monitoring ‘Total Recordable Injury Frequency Rate’ (TRIFR) as the means to track injuries. This move aims to improve the visibility of all workplace incidents by including the total number of medical treatment cases. Our performance in safety during 2005-06 was impacted by three fatalities. This compares to three in 2004-05. Our TRIFR was 8.7 for this first year of tracking and our CIFR increased from 3.9 to 4.8, in part due to a range of acquisitions and divestments made during 2005-06. On a positive note, the duration rate, which measures the impact of injuries on people in terms of days lost per classified injury, decreased by 28 per cent. From the health perspective there was an encouraging 19 per cent decrease in new cases of work-related illnesses compared to 2004-05.

In relation to our effect on the environment, there were three significant environmental incidents. Remedial actions were put in place, stakeholders notified and investigations undertaken, with longer-term corrective and preventative actions identified and being implemented.

Our voluntary contributions to community programs totalled US$81.3 million, equating to 1.45 per cent of pre-tax profits on a three-year rolling average basis, compared to US$57.4 million, or 1.59 per cent of pre-tax profit for 2004-05. Although the percentage has decreased, the actual value of our community investment has increased significantly due to the increased profits, and continues to exceed our target of 1 per cent.

Growth projects – we completed four major projects (‘major’ being over US$100 million our share) during 2005-06 with forecast final capital expenditure totalling US$1,405 million, against total approved capital expenditure of US$1,384 million, a 1.5 per cent increase from the overall approved amount. Additionally, we approved seven further major projects during the period, with total approved capital expenditure of US$5,048 million. Another six major projects are under development with capital expenditure approved in prior years totalling US$4,455 million. For details of each major project, its capacity, budgeted capital and target end date, refer to ‘Liquidity and capital resources’. Currency strength against the US dollar has added further cost pressure. Market conditions in Australia and the Gulf of Mexico are particularly tight and are impacting both existing projects and our plans to execute new growth projects in these regions. Specifically, the Ravensthorpe Nickel Project in Western Australia and the Atlantis South development in the Gulf of Mexico are experiencing cost pressures of more than 30 per cent in excess of approved budgets. As a result, a detailed review of the Ravensthorpe schedule and budget commenced during the last quarter of 2005-06. The Atlantis South development schedule remains under review following last year’s hurricanes in the Gulf of Mexico.

Operational efficiency – in order to assess whether we are operating our assets efficiently across the Group, we look primarily at Underlying EBIT as discussed below. We continue to pursue a number of operational efficiency projects at our operations, as part of our ‘Business Excellence’ initiative.

Production – in 2005-06, in response to record demand, we stretched production from our assets to new levels, with annual production records set for aluminium, copper, iron ore, nickel and natural gas.

Liquidity and capital management – net debt comprising cash and interest bearing liabilities at 30 June 2006 was US$8.2 billion, a decrease of US$0.5 billion, or 5.6 per cent, compared to 30 June 2005. Gearing, which is the ratio of net debt to net debt plus net assets, was 25.2 per cent at 30 June 2006, compared with 32.8 per cent at 30 June 2005.

In October 2005, BHP Billiton filed a US$3.0 billion shelf registration statement with the US Securities and Exchange Commission (SEC). In December 2005, we issued an SEC registered Global Bond comprising US$600 million of 5.00 per cent Senior Notes due 2010 and US$750 million of 5.25 per cent Senior Notes due 2015. In May 2006, we issued €650 million (US$807 million) of 4.125 per cent Euro Bonds due in May 2011. The proceeds were used to partially repay debt incurred to fund the acquisition of WMC and to repay commercial paper.

External factors affecting our results

The following section describes some of the external factors that have a material impact on our financial condition and results of operations. We manage the risks discussed in this section under our portfolio management approach, which relies on the effects of diversification, rather than individual price risk management programs. You should refer to note 28 ‘Financial instruments’ in the financial statements for details of our financial instruments outstanding at 30 June 2006.

Commodity prices

The following summarises the trends of our most significant commodities for the year ended 30 June 2006.

Oil: The primary drivers behind the strength of the oil price have been strong demand, a limited amount of spare OPEC crude production capacity, crude supply disruptions, and geopolitical factors contributing to a significant risk premium. Despite patches of weakness, the world economy has grown strongly, led by China, with rapidly growing energy requirements. The year ended with effective OPEC spare capacity at less than 2 million bbl/d in a total market of 83 to 85 millon bbl/d, with almost 1 million bbl/d of disrupted supply in Nigeria and Iraq. Various geopolitical events contributed to concerns about security of energy sources, including conflict in the Middle East, nationalisation of international oil companies assets in Venezuela, pipeline explosions and hostage-taking in Nigeria and changes to Russian oil and gas export policies.

Aluminium: The aluminium market was very strong throughout 2005-06. The closing benchmark three-month price on the London Metal Exchange (LME) at the end of the fiscal year was US$2,630 per tonne, up 50 per cent from the beginning of the fiscal year. At times, the three-month price on the LME was in excess of US$3,200 per tonne. For the fiscal year as a whole, the three-month price averaged US$2,260 per tonne. While aluminium stock levels on the LME and other major commodity exchanges rose during the course of the fiscal year, visible stock levels measured in terms of global consumption still remained at historically very low levels. Continuing uncertainty concerning the level of primary aluminium net exports from China coupled with the higher-cost alumina and energy environments supported the higher aluminium price.

Copper: Refined copper demand was stronger in many regions as consumers finished de-stocking and economic activity picked up in many countries. The International Copper Study Group (ICSG) estimates that in calendar 2005, refined copper consumption reached 16.51 million tonnes, down 1.3 per cent from the previous year. However, in the first four months of calendar 2006, refined copper demand is estimated by the ICSG to have risen by 2 per cent year-on-year. Combined exchange stocks at LME/Comex/Shanghai rose during 2005-06 by 90,203 tonnes from 71,421 tonnes to 161,624 tonnes. Stocks fell in the US and Europe, but rose in Asia.

Iron ore: Market conditions remained tight in 2006, underpinned by continued buoyant demand for imports by China as pig iron growth remains very strong and Chinese local iron ore production was not able to increase at the same rate. The 71.5 per cent price increase for fines in 2005 stimulated further high cost iron ore production, including domestic low grade ores from China, but challenges in ramping up capacity in major export producers located in Australia and Brazil have been compounded by poor weather conditions in Australia in late 2005/early 2006, so that capacity growth has been delayed. The overall impact is to sustain a ‘stronger for longer’ market outlook as evidenced by the 19 per cent price increase achieved for the 2006 Japanese financial year.

Metallurgical coal: Metallurgical coal demand remained robust during 2005-06, although blast furnace production adjustments together with sharply lower Chinese merchant coke prices, down to around US$120 per tonne by the end of December 2005, saw some moderation of demand in selected markets. High prices saw imports into China decline from around 6 million tonnes to around 2 to 3 million tonnes as Chinese domestic coking coal production increased. Large expansions of coke-making capacity in China together with this additional domestic production was the major contributor to excess coke stockpiles and price declines in the merchant coke market.

Energy coal: Growth in energy coal demand is closely related to growth in electricity consumption, which has increased at an average rate of 2.8 per cent per annum since 1990. The cost of fuel is typically the largest variable cost involved in electricity generation. On an energy basis, coal is currently the cheapest fossil fuel for electricity generation in most seaborne markets, ahead of gas and oil. Prices fell somewhat during 2004-05, as market tightness eased. A surge in global oil and gas prices contributed to a recovery in coal prices during 2005-06. Other factors contributing to high energy coal prices include a weaker US dollar relative to some of the key coal exporting country currencies, strong growth in demand in the Pacific driven by new installed power generation capacity, growth in imports into the US, India and China, and steady demand in Europe.

Nickel: Nickel prices historically have demonstrated greater price volatility than most other metals and the recent past has been no exception. The nickel price began 2005-06 with a price of US$14,680 per tonne. A period of de-stocking in the stainless steel industry during the first half of 2005-06 decreased the average nickel price for that period to US$13,608 per tonne. A strong resurgence in stainless steel and nickel demand saw an increase in the second half of 2005-06 with an average nickel price of US$17,367 per tonne. The months of May and June 2006 had an average nickel price exceeding US$20,000 per tonne. LME nickel stocks were 6,882 tonnes at the start of the financial year, climbing to over 36,000 tonnes during the period of de-stocking. The LME nickel stocks were 9,990 tonnes at the end of 2005-06.

Commodity price trends and sensitivities

The following table shows the average prices of our most significant commodities for the three years ended 30 June 2006.

Commodity	2006	2005	2004
Energy coal (US$/t)	47.63	53.51	42.63
Copper (LME) (¢/lb)	228.58	142.80	105.49
Aluminium (LME) (3mth) (US$/t)	2,260	1,802	1,572
Crude oil (WTI) (US$/bbl)	64.41	48.84	33.69
Iron ore (1)(2) (US$/dmtu)	0.7345	0.6172	0.3599
Metallurgical coal (2)(3) (US$/t)	115	125	58
Nickel (LME) (US$/t)	15,488	14,955	12,264

(1)	Newman fines price in Japan.
(2)	Price represents that set in April of the relevant fiscal year.
(3)	Prime hard coking coal worldwide.

The following table indicates the estimated impact on 2005-06 profit after taxation of changes in the prices of our commodities. With the exception of price-linked costs, the sensitivities below assume that all other variables such as exchange rate, costs, volumes and taxation remain constant. There is an inter-relationship between commodity prices and currencies that is not reflected in the sensitivities below. Movements in commodity prices can cause movements in exchange rates and vice versa. Volumes are based on 2005-06 actual results and sales prices of our commodities under a mix of short, medium and long-term contracts. These sensitivities should therefore be used with care.

Estimated impact on 2005-06 profit after taxation of changes of:	US$M
US$1/t on iron ore price	55
US$1/bbl on oil price	25
US$1/t on metallurgical coal price	25
USc1/lb on aluminium price	20
USc1/lb on copper price	20
US$1/t on energy coal price	25
USc1/lb on nickel price	2

The impact of the commodity price movements in the current year is discussed in ‘Results of operations’

Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases. For example, our products are predominantly priced in US dollars. As a result, fluctuations in the currencies that account for a substantial portion of our operating expenses (primarily the Australian dollar, South African rand, Chilean peso and Brazilian real) relative to the US dollar could have a material impact (positive or negative) on our financial condition and results of operations.

We are also exposed to exchange rate translation risk in relation to net monetary liabilities (defined as our foreign currency denominated monetary assets and liabilities, including debt and other long-term liabilities (other than site restoration provisions at operating sites where foreign currency gains and losses are capitalised in property, plant and equipment)).

The following table indicates the estimated impact on 2005-06 profit before taxation of changes in the Australian dollar or South African rand, which are the two principal currencies outside of the US dollar to which we are exposed in terms of our net monetary liabilities. The sensitivities give the estimated impact on profit before taxation based on the exchange rate movement in isolation. The sensitivities assume all variables except for exchange rate remaining constant. As outlined above, there is an inter-relationship between currencies and commodity prices where movements in exchange rates can cause movements in commodity prices and vice versa. This is not reflected in the sensitivities below. These sensitivities should therefore be used with care.

Estimated impact on 2005-06 profit before taxation of changes of:	US$M
Australian dollar (USc1/A$)
Net monetary liabilities (1)	24
South African rand (0.2 rand/US$)
Net monetary liabilities (1)	7
Rand debt	4

(1)	Impact based on difference in opening and closing exchange rates for the period.

The impact of exchange rate movements in the current year is discussed in ‘Results of operations’.

Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US dollar floating interest rate basis. Deviation from our policy requires the prior approval of our Financial Risk Management Committee and is managed within our Cash Flow at Risk (CFaR) limit, which is described in note 28 ‘Financial instruments’ in the financial statements. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. As at 30 June 2006 we have US$1.4 billion of fixed interest borrowings that have not been swapped to floating rates, arising principally from legacy positions that were in existence prior to the merger that created the DLC structure.

Trends and uncertainties

We operate our business in a dynamic and changing environment and with information that is rarely complete and exact. In this section, we discuss the most important areas where management sees trends occurring that may materially affect our future financial condition and results of operations, risks that could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

Commodity price, currency exchange rate and interest rate volatility – commodity prices persist at high levels compared to recent years. In real terms, base metals prices are now at similar levels to the prices experienced in the late 1980s. Inventories on market exchanges (as a proportion of demand) continue to tighten. The major difference between the situation today and that of previous periods is the coincidence of high prices across the energy and minerals spectrum. Today, in addition to high base metals prices, oil prices in real terms have approached the levels seen in the 1970s and the real prices of key steelmaking raw materials are at levels last seen in the early 1980s. The confluence of demand growth across the commodity spectrum in the developed and developing economies coupled with a lag in the supply response have driven the prices higher. Increasing investor interest in commodity markets and low inventory levels have undoubtedly contributed to price levels and volatility. Forward prices of LME metals and oil remain above long-term historical averages, indicating that large-scale supply surpluses are currently not being anticipated in these markets. Natural and man-made events are likely to continue to disrupt supply. Regulatory approvals and rising capital costs are delaying project developments. These factors could further tighten already short markets. Similarly, there are no signs of an imminent retreat in bulk commodity prices. However, high prices are inevitably leading to some substitution.

Strong increases in industry operating and capital costs, shortages of experienced people in some areas and lengthy time frames for installing new capacity suggest that it will be some time before a material supply response occurs. Therefore we are likely to see an extended period of high cyclical prices. As we have consistently stated, however, over the longer term we expect the introduction of new capacity to return prices to more sustainable levels.

Growth in product demand – the global economy recorded strong growth during the year. In Asia, growth has been supported by continued domestic demand, exports and investment dominated by China’s continuing industrialisation and urbanisation and continued growth in Japan. Similarly, economic activity in Europe gained momentum, with Germany’s industrial production maintaining a solid upward trend. US export growth provided support for overall economic expansion with buoyant export markets helped by the lagged effects of a weakening dollar. In this environment, commodity prices continued to post multi-decade highs. Economies with strong energy and minerals exports, particularly in Russia, Australia and parts of South America, have benefited.

The global economic outlook continues to be positive, although rates of growth are likely to slow given high energy prices and the increasing trend of higher interest rates. Growth in Asia will help drive the global economy, with Japan’s expansion well-established. China’s economic growth is expected to remain strong, even if attempts to cool strong growth are successful. Elsewhere, the US economy will slow from rapid growth experienced earlier in the year, but is likely to remain at levels consistent with long-term trends. While the outlook for the global economy and commodity prices is encouraging, it is not without risk. Escalating geopolitical tensions, supply disruptions and high energy prices are contributing to a tight oil market and are adding to increased uncertainty in markets. Consumers are concerned about the broader impact of further increases in oil prices and rising interest rates.

Operating costs and capital expenditures - strong demand for resources globally has continued, leading to increased costs across the industry for labour, contractors, raw materials, fuel, energy and other input costs. Some of the higher costs have resulted from our efforts to increase short-term production to take advantage of the current high price environment. Our challenge is to ensure that these higher costs do not become a permanent structural change to our cost base.

Exploration and development of resources – because most of our revenues and profits are related to our oil and gas and minerals operations, our results and financial condition are directly related to the success of our exploration efforts and our ability to replace existing reserves. However, there are no guarantees our exploration program will be successful. When we identify an economic deposit there are often significant challenges and hurdles entailed in its development, such as negotiating rights to extract ore with governments and landowners, design and construction of required infrastructure, utilisation of new technologies in processing and building customer support.

Health, safety, environment and community – central to our business is a commitment to sustainable development, which incorporates health, safety, environment and community responsibilities. Our aims are to achieve Zero Harm in our health and safety performance, to embed a systematic approach to environmental risk management and to increase our engagement with host communities. Quite often these aims will lead to the implementation of standards that exceed applicable legal and regulatory requirements. Apart from our belief that applying best industry practice in health, safety and environmental management is part of being a good corporate citizen, we believe establishing a track record of minimising health, safety and environmental impacts leads to higher levels of trust in the communities in which we operate, among the governments that regulate us and the organisations that monitor our conduct.

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

Three examples of material uncertainties identified by management as key risks to our business are the regulation of greenhouse gas emissions and potential reductions in fossil fuel consumption per capita and general consumption associated with such regulation; the impact upon workers in our South African business of the high HIV/AIDS infection rate; and compliance with European regulations requiring proof that mineral resources can be used without affecting health or the environment.

Application of critical accounting policies and estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported revenue and costs during the periods presented therein. On an ongoing basis, our management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, revenue and costs. Management bases its estimates and judgements on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The critical accounting polices under which we are required to make estimates and assumptions and where actual results may differ from these estimates under different assumptions and conditions and may materially affect our financial results or financial position reported in future periods are as follows:

•	reserve estimates

•	exploration and evaluation expenditure

•	development expenditure

•	property, plant and equipment – recoverable amount

•	superannuation, pensions and other post-retirement benefits

•	provision for restoration and rehabilitation

•	taxation.

In accordance with IFRS, we are required to include information regarding the nature of the judgements and estimates and potential impacts on our financial results or financial position in the financial statements. This information can be found in note 1 ‘Accounting policies’ in the financial statements.

Operating results

The following discussion and analysis are based on the financial statements and accompanying notes, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the year ended 30 June 2006 as prepared in conformity with IFRS, and should be read in conjunction therewith.

In this analysis, all references to 2005-06 or the current year are to the year ended 30 June 2006 and all references to 2004-05 or the prior year are to the year ended 30 June 2005.

For reporting periods beginning on or after 1 January 2005, the Group is required to comply with IFRS as issued by the International Accounting Standards Board (IASB). Accordingly, the financial statements have been prepared in accordance with IFRS as outlined in the accounting policies, refer to note 1 ‘Accounting policies’ in the financial statements. In preparing our opening IFRS balance sheet and our 2004-05 comparative information, we have adjusted amounts reported in previous financial statements prepared in accordance with UK or Australian Generally Accepted Accounting Principles.Australian Generally Accepted Accounting Principles (GAAP) has been chosen as the reference predecessor GAAP from which to base transitional adjustments. The principal differences between our previous GAAP and IFRS are:

•	Deferred taxation being recognised using the balance sheet liability method of tax-effect accounting rather than the income statement liability method applied under previous GAAP.

•	Equity-based compensation being measured based on the fair value of shares and options rather than their intrinsic values as recognised under previous GAAP.

•	Immediate recognition of the net asset or liability position of underlying defined benefit plans and medical benefit plans rather than the delayed recognition under previous GAAP.

•	Joint ventures that are constituted as a legal entity are accounted for using the equity method rather than by the proportionate consolidation method used to account for our interests in the Escondida, Mozal and Valesul joint ventures under previous GAAP. As each of these joint ventures operates through an incorporated entity, IFRS classifies them as jointly controlled entities. The Australian version of IFRS requires the use of the equity method of accounting, notwithstanding that in substance none of the entities operate as independent business entities. The change to single-line equity accounting for jointly controlled entities does not impact Group net profit or net equity, however, the amounts of profit before tax, income tax expense, investments in jointly controlled entities and other balance sheet and income statement line items are significantly affected. This effect has led to our decision to monitor and disclose our performance on an ‘Underlying EBIT’ basis, as discussed below.

•	Royalty and resource rent related taxes are treated as a taxation arrangement when they have the characteristics of an income tax. For such arrangements, current and deferred tax is provided on the same basis as for other forms of taxation. Under previous GAAP, such taxes were included in operating costs, and in some cases were not calculated in accordance with deferred tax principles.

•	Dividends payable are not recognised as a liability until the dividend has been formally declared by the Directors. Under previous UK GAAP, dividends payable were recognised as a liability in the balance sheet at balance date, despite the fact they were declared subsequent to balance date.

A detailed explanation (including reconciliations of profit after tax and total equity) of the impact of the transition to IFRS on our financial position and financial performance is set out in note 38 ‘Transition to International Financial Reporting Standards’ in the financial statements. An explanation of the basis of preparation of the financial statements under IFRS, including details of specific elections made on the transition to IFRS, is set out in note 1 ‘Accounting policies’ in the financial statements.

One election made upon transition to IFRS was not to restate previous mergers or acquisitions and the accounting thereof. If this election had not been made, the DLC merger would have been accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. This accounting treatment would be consistent with the treatment under US GAAP. Note 39 ‘US Generally Accepted Accounting Principles disclosures’ in the financial statements provides further information on the impact for accounting for the DLC merger as a purchase business combination.

Overview

Our profit attributable to members of BHP Billiton for the year ended 30 June 2006 was US$10.5 billion compared with US$6.4 billion for the prior year, an increase of 63.4 per cent. Excluding the exceptional items outlined in ‘Results of operations’ below our profit attributable to members of BHP Billiton was US$10.2 billion compared with US$6.4 billion for the prior year, an increase of 58.0 per cent.

Revenue was US$32.2 billion, up 20.6 per cent from US$26.7 billion last year. Revenue from third party products decreased 22.4 per cent to US$5.0 billion for the year ended 30 June 2006 from US$6.4 billion for the year ended 30 June 2005. Revenue, together with our share of jointly controlled entities’ revenue, was US$39.1 billion, up 25.3 per cent from US$31.2 billion last year.

Over the last five years, the Group has invested more than US$15 billion in organic growth projects and acquisitions. This has resulted in an average volume increase across our key commodities of approximately 38 per cent. The Group’s global footprint, diverse product range and visibility to global markets have allowed the Group to invest through the business cycle in value adding opportunities. This has positioned our business to take full advantage of the current robust demand and price environment that underpins these record financial results. Full year operational records were also accomplished, with record production achieved for five major and two minor commodities.

The exceptional diversity of our businesses by commodity, geography and customer base underpins the strength of our cash flows and continues to support our ability to both identify and invest in growth opportunities whilst continuing to deliver outstanding returns to shareholders in the form of our progressive dividend policy and other capital management initiatives.

On 23 August 2006, the Board declared a final dividend of 18.5 US cents per share. This represents an increase of 27.6 per cent over last year’s final dividend of 14.5 US cents per share. This brings the total dividends declared for 2005-06 to 36.0 US cents per share, an increase of 8.0 US cents per share, or 28.6 per cent, over 2004-05.

On 23 August 2006, we also announced a further capital return of US$3.0 billion to shareholders to be executed over the next 18 months through a series of share buy-backs. We commenced this program on 7 September 2006, with the on-market buy-back of 1,500,000 BHP Billiton Plc shares. It is yet to be decided the extent to which the remaining buy-back will be on or off-market. . This program brings the total buy-back programs announced to US$5.0 billion for 2005-06 following the US$2.0 billion capital management program completed in May 2006. Under that initiative, 114.8 million shares or 1.9 per cent of the issued share capital of the BHP Billiton Group were repurchased.

At the conclusion of the US$3.0 billion capital return announced on 23 August 2006, BHP Billiton will have returned US$15.5 billion in total to shareholders through capital initiatives and dividends since June 2001.

Results of operations

Underlying EBIT

In discussing the operating results of our business, we focus on a non-GAAP (US or IFRS) financial measure we refer to as ‘Underlying EBIT’. Underlying EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets, and substantial components of our tax and interest charges are levied at a Group, rather than an operational, level. Underlying EBIT is calculated as earnings before interest and taxation (EBIT), which is referred to as profit from operations on the face of the income statement, and excludes the effects of:

•	net financing costs and taxation of jointly controlled entities

•	exceptional items

Underlying EBIT was selected as a key measure of operational performance as a consequence of our adoption of IFRS. Prior to our adoption of IFRS, we used profit before interest and taxation to assess and report operational performance as this measure excluded all net financing costs and taxation of the Group (including jointly controlled entities) under previous GAAP.

However, under IFRS, we equity account all jointly controlled entities, resulting in the earnings (net of financing costs and taxation) of jointly controlled entities being included in our income statement under the single-line item ‘share of profits from jointly controlled entities.’ In order to provide our management and shareholders with a consistent picture of the operational performance of our business between the current and prior year, we exclude the financing costs and taxation of jointly controlled entities from the profit from operations line to arrive at Underlying EBIT.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period. Our management monitors exceptional items, net finance costs and taxation separately.

You should be aware that Underlying EBIT is not a measure that is recognised under IFRS. In addition, it may be different from the measure EBIT or earnings before interest and taxation that are reported by other companies, in particular because we exclude the effect of net financing costs and taxation of equity accounted entities and exceptional items. As noted above, the line item from our income statement prepared in accordance with IFRS that most closely relates to Underlying EBIT is profit from operations, which is referred to as EBIT. Profit from operations differs from Underlying EBIT in that the profit from jointly controlled entities is included in profit from operations net of the effects of financing costs and taxation and also includes exceptional items. The following table reconciles Underlying EBIT to profit from operations for the 2005 and 2006 financial years.

Year ended 30 June	2006 US$M	2005 US$M

Underlying EBIT	15,277	9,921
Impact of equity accounting for statutory purposes:
Share of jointly controlled entities’ net finance costs	(95)	(106)
Share of jointly controlled entities’ total taxation expense	(950)	(433)
Exceptional items (before taxation)	439	(111)

Total adjustments in arriving at Underlying EBIT	(606)	(650)

Profit from operations – (EBIT)	14,671	9,271

Consolidated results

Profit from operations (EBIT) for the year ended 30 June 2006 was US$14.7 billion compared with US$9.3 billion in the prior year, an increase of 58.2 per cent. Underlying EBIT for the year ended 30 June 2006 was US$15.3 billion compared with US$9.9 billion in the prior year, an increase of 54.0 per cent.

The increase in EBIT and Underlying EBIT was due primarily to higher commodity prices. Metallurgical coal, iron ore, base metals, aluminium and petroleum prices contributed significantly to the increase in revenue and Underlying EBIT. New and acquired operations also provided increased volumes.

The following table and commentary detail the approximate impact of the principal factors that affected EBIT and Underlying EBIT for the current year compared with the prior year.

		US$M
Profit from operations (EBIT) for the year ended 30 June 2005		9,271
Add: adjustments in arriving at Underlying EBIT		650

Underlying EBIT for the year ended 30 June 2005		9,921
Change in volumes:
Existing operations	(75)
New and acquired operations	1,295

		1,220
Change in sales prices Change in cost:		6,690
Change in costs:
Costs (usage)	(1,340)
Price-linked costs	(475)
Exchange rates	—
Inflation on costs	(310)

		(2,125)
Asset sales		(10)
Ceased and sold operations		(10)
Exploration		(280)
Other		(129)

Underlying EBIT for the year ended 30 June 2006		15,277
Less: adjustments in arriving at Underlying EBIT		(606)

Profit from operations (EBIT) for the year ended 30 June 2006		14,671

Volumes - existing operations

Increased sales volumes of copper, iron ore, diamonds and molybdenum from operations existing at the beginning of the year contributed approximately US$304 million to Underlying EBIT (measured at the prior period’s average margins). Sales volumes of oil were lower than the prior year due to natural field decline and increased down time at existing assets. Depletion of reserves at Riverside (Australia), extended maintenance outages at Blackwater (Australia) and reduced shipments led to a decrease in sales volumes of metallurgical coal. Reduced market demand for manganese alloy led to lower sales volumes for the period. We also experienced decreased sales volumes of silver due to lower production from our Cannington mine (Australia) resulting from lower head grades and temporary closure of the southern zone.

Volumes - new and acquired operations

New operations increased Underlying EBIT by US$1,295 million, primarily due to a full year’s contribution of US$918 million from the ex-WMC Resources Limited (WMC) operations acquired in June 2005. Also included was a full year’s production from ROD (Algeria), which commenced commercial production in October 2004, Mad Dog (US) and Angostura (Trinidad and Tobago), which were both commissioned in January 2005.

Prices

Stronger commodity prices for most products increased Underlying EBIT by US$6,690 million. Higher prices for most base metals products (copper in particular), metallurgical coal, iron ore, all petroleum products and aluminium contributed approximately US$7,200 million, which was partially offset by lower prices for manganese alloy and the sale of lower quality diamonds.

Costs

Strong demand for resources globally has continued, leading to increased costs across the industry for labour, contractors, raw materials, fuel, energy and other input costs. In this environment, costs for the Group have increased by US$1,340 million inclusive of non-cash costs of US$125 million primarily related to increased depreciation due to the commissioning of new projects. Net of non-cash costs, this represents an increase on our 2005 cost base of 5.7 per cent.

Specific areas of cost increases include changed mining conditions particularly at EKATI (Canada), where we are mining a lower grade zone, and Queensland Coal (Australia), where mine mix changed following the closure of Riverside. Labour and contractor charges, fuel and consumables, as well as maintenance and other operating costs, have also increased. The commissioning of a number of new operations meant depreciation charges also increased.

Variations in stripping ratios have not had a material impact on the reported results of 2005-06 as compared to the prior year.

Price-linked costs

Higher price-linked costs reduced Underlying EBIT by US$475 million, largely because of higher royalties (particularly for Carbon Steel Materials and Petroleum products), increased treatment and refining charges (TCRCs) and price participation charges for copper and higher LME linked power charges in Aluminium.

Exchange rates

Exchange rate movements had a net nil impact on Underlying EBIT compared with last year. The translation of monetary items had a favourable impact on Underlying EBIT of US$90 million principally due to exchange gains from the strengthening of the US dollar against the Australian dollar. This compared to losses in the prior period. This was offset by an unfavourable impact on operating costs of US$90 million, primarily due to the strengthening of the Brazilian real against the US dollar.

The following exchange rates against the US dollar have been applied:

	Average year ended 30 June 2006	Average year ended 30 June 2005	As at year ended 30 June 2006	As at year ended 30 June 2005
Australian dollar (a)	0.75	0.75	0.74	0.76
Brazilian real	2.24	2.73	2.18	2.36
South African rand	6.41	6.21	7.12	6.67

(a)	Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressures on input costs, mainly in Australia and South Africa, had an unfavourable impact on Underlying EBIT of US$310 million.

Asset sales

The impact from the sale of assets and interests on Underlying EBIT was US$10 million lower than for the prior period. The impact amounted to US$128 million for the current period, principally related to the sale of BHP Billiton’s interest in the Wonderkop chrome joint venture (South Africa) for US$61 million, and the Green Canyon (US) oil fields and the Vincent Van Gogh (Australia) undeveloped oil discovery. This compared to higher profits in the prior year, which included the sale of an equity participation in the North West Shelf Project’s (Australia) gas reserve to China National Offshore Oil Corporation of US$56 million, the profit of US$22 million on the sale of the Acerinox share investment and the disposal of our interest in Integris Metals (US) of US$19 million.

The profit on sale of the Tintaya copper mine (Peru) has been included in exceptional items and is therefore not included in the foregoing discussion.

Ceased and sold operations

Ceased and sold operations had a US$10 million unfavourable impact on Underlying EBIT. The current period was negatively impacted by the loss of earnings from the chrome business (South Africa) and the Laminaria and Corallina oil fields (Australia) that were divested during the 2005 financial year, and the cessation of production at Typhoon/Boris due to hurricane damage sustained during September 2005. This was partly offset by the favourable impact of US$149 million of higher earnings from Tintaya, which was sold in June 2006, and US$137 million in relation to care and maintenance costs incurred at Boodarie Iron (Australia) in the prior period.

Exploration

Exploration spend was US$280 million higher than the prior year. Petroleum expenditure taken to profit increased by US$192 million due to increased activity in the Gulf of Mexico, a US$41 million write-off of expenditure that had previously been capitalised, and a US$32 million impairment of the Cascade and Chinook oil and gas prospects, which have subsequently been sold. Minerals exploration activity in Africa and Brazil also increased.

Other

Other items decreased Underlying EBIT by US$129 million. These included the cost for adjusting our interest in Valesul (Brazil) to realisable value prior to disposal of US$50 million, as well as a lower contribution from freight activities. The US$60 million sale of an option held over an exploration property in Pakistan partially offset these.

Net finance costs

Net finance costs increased to US$505 million from US$331 million in the prior period. This was driven largely by higher average debt balances following the funding of the acquisition of WMC in June 2005, increased discounting on provisions and a higher average interest rate but was partially offset by higher capitalised interest.

Taxation expense

The total taxation expense on profit before tax was US$3,632 million, representing an effective rate of 25.6 per cent (calculated as total taxation expense divided by profit before taxation). When compared to the UK and Australian statutory tax rate (30 per cent), the effective tax rate included a benefit of 3.5 per cent due to the recognition of US tax losses (US$500 million).

Following the transition to IFRS, certain royalty and petroleum resource-related taxes are treated as taxation arrangements when they have the characteristics of a tax. This is considered to be the case when they are imposed under Government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) as determined by relevant legislation. As a result, such royalty costs which in prior years would have been reported as an operating cost in Underlying EBIT are now reported as a taxation expense. Obligations arising from royalty arrangements that do not satisfy these criteria continue to be recognised in operating expenses. Royalty-related taxation represents an effective rate of 3.0 per cent for the current year.

Exceptional items

Year ended 30 June 2006

Sale of Tintaya - During June 2006, we sold our interest in the Tintaya copper mine in Peru (Base Metals). Gross consideration received was US$853 million before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes. The profit on disposal was US$296 million (net of a taxation charge of US$143 million).

Year ended 30 June 2005

Sale of Laminaria and Corallina - In January 2005, we disposed of our interest in the Laminaria and Corallina oil fields. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

Disposal of chrome operations - Effective 1 June 2005, we disposed of our economic interest in the majority of our South African chrome business. The total proceeds on the sale were US$421 million, resulting in a profit of US$127 million (US$1 million tax expense). In addition, we sold our interest in the Palmiet chrome business in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).

Provision for termination of operations -We decided to decommission the Boodarie Iron operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to the settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure-related costs/charges associated with the closure.

Closure plans - As part of our regular review of decommissioning and site restoration plans, we reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe in relation to a revision of our assessed rehabilitation obligation, predominantly resulting from revised water management plans and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

Customer Sector Group summary

The following tables provide a summary of the Customer Sector Group revenues and results for the years ended 30 June 2006 and 2005.

Revenues:

Year ended 30 June	2006			2005
US$M	Revenue	Our share of jointly controlled entities’ revenue	Revenue together with share of jointly controlled entities’ revenues (1)	Revenue	Our share of jointly controlled entities’ revenue	Revenue together with share of jointly controlled entities’ revenues (1)
Petroleum	5,871	5	5,876	5,967	3	5,970
Aluminium	4,977	107	5,084	4,571	80	4,651
Base Metals	4,901	5,393	10,294	2,329	2,714	5,043
Carbon Steel Materials	9,134	626	9,760	7,168	429	7,597
Diamonds and Specialty Products	886	377	1,263	731	778	1,509
Energy Coal	2,881	438	3,319	2,971	416	3,387
Stainless Steel Materials	2,955	—	2,955	2,266	8	2,274
Group and unallocated items (2)	548	—	548	719	—	719

BHP Billiton Group	32,153	6,946	39,099	26,722	4,428	31,150

Results:

Year ended 30 June	2006			2005
US$M	Profit from operations (EBIT)(1)	Adjustments in arriving at Underlying EBIT	Underlying EBIT(1)	Profit from operations (EBIT)(1)	Adjustments in arriving at Underlying EBIT	Underlying EBIT(1)
Petroleum	2,968	—	2,968	2,529	(134)	2,395
Aluminium	1,147	44	1,191	923	36	959
Base Metals	5,013	387	5,400	1,766	405	2,171
Carbon Steel Materials	4,430	73	4,503	2,480	320	2,800
Diamonds and Specialty Products	300	45	345	525	35	560
Energy Coal	270	57	327	457	130	587
Stainless Steel Materials	901	—	901	854	(142)	712
Group and unallocated items (2)	(358)	—	(358)	(263)	—	(263)

BHP Billiton Group	14,671	606	15,277	9,271	650	9,921

(1)	Revenue together with share of jointly controlled entities’ revenue, EBIT and Underlying EBIT include trading activities comprising the sale of third party product.
(2)	Includes consolidation adjustments, unallocated items, inter-segment revenue, exploration and technology activities and external sales from the Group’s freight, transport and logistics operations.

The changes in revenue and profit from operations (EBIT), both on a GAAP and a non-GAAP basis, are discussed below. The changes in the non-GAAP measures of revenue, together with share of jointly controlled entities’ revenue and Underlying EBIT, also apply to the GAAP measures except where noted.

Petroleum

Revenue and revenue together with our share of jointly controlled entities’ revenues decreased by US$0.1 billion, or 1.6 per cent over 2004-05. The sale of low margin third party product decreased revenue by US$988 million to US$967 million in the current year. This was largely offset by an increase in revenue of US$844 million from higher margin Group production.

Total production in 2005-06 was 116.0 million boe, compared with total production in 2004-05 of 119.0 million boe.

EBIT was US$2,968 million, an increase of US$439 million or 17.4 per cent compared with last year. The 2005 year included the profit on sale of our interest in the Laminaria and Corallina oil fields of US$134 million (before tax), which are shown as exceptional items and explained above. There were no exceptional items in the current year.

Underlying EBIT was US$2,968 million, an increase of US$573 million or 23.9 per cent compared to last year. This was mainly due to higher average realised prices for all petroleum products, including higher average realised oil prices per barrel of US$61.90 (compared with US$47.16), higher average realised natural gas prices of US$3.33 per thousand standard cubic feet (compared with US$2.98), higher liquefied natural gas prices of US$6.76 per thousand standard cubic feet (compared with US$5.75) and higher average realised prices for liquefied petroleum gas of US$483.74 per tonne (compared with US$382.85). Increased volumes from the first full year of production from ROD, Angostura and Mad Dog also had a favourable effect. This was partially offset by lower volumes from existing assets due to natural field decline and higher down time for maintenance and weather-related disruptions. The negative impact of the loss of the Typhoon (US) platform as a result of Hurricane Rita in September 2005 was partially offset by insurance recoveries, and the loss of earnings following the disposal of our interest in the Laminaria asset in January 2005 also reduced earnings. Increased maintenance expenses and higher price-linked costs (mainly royalties and excise) also had an unfavourable impact.

The impairment of Cascade and Chinook amounting to US$32 million and of Typhoon, increased depreciation and amortisation, maintenance expenses and higher price-linked costs (mainly royalties and excise) also had an unfavourable impact.

Exploration expenditure charged to profit was US$394 million (including the US$32 million impairment of Cascade and Chinook and US$41 million of other exploration expenditure previously capitalised). Gross expenditure on exploration of US$447 million was US$67 million higher than for the 2005 financial year as a result of increased activity in the Gulf of Mexico.

Aluminium

Revenue was US$5.0 billion during 2005-06, an increase of US$0.4 billion or 8.7 per cent from US$4.6 billion in 2004-05. Our share of jointly controlled entities’ revenue increased by 33.8 per cent to US$107 million during 2005-06.

Aluminium smelter production increased to 1,362,000 tonnes in 2005-06 compared with 1,330,000 tonnes in the corresponding year, while alumina production was effectively unchanged at 4.2 million tonnes in 2005-06.

EBIT was US$1,147 million, an increase of US$224 million or 24.3 per cent compared with last year. There were no exceptional items in the current or prior year. Underlying EBIT was US$1,191 million, an increase of US$232 million, or 24.2 per cent, compared to last year. Higher prices for aluminium and alumina had a favourable impact, with the average LME aluminium price increasing to US$2,244 per tonne (compared with US$1,804 per tonne for the corresponding period). EBIT from third party trading was also higher.

Underlying EBIT was adversely impacted mainly by higher charges for LME-linked power, raw materials, fuel, labour and pot relining in line with global supply pressures. Exchange rate movements in the period also had an unfavourable effect on EBIT, particularly on the earnings derived from our Brazilian operations. The write-down of US$50 million of our interest in Valesul to fair value, in line with the value achieved on its subsequent divestment, was also a factor.

Despite the higher costs, margins improved significantly in the second half of the year. This improved translation of rising aluminium and alumina price into higher net earnings, despite the current environment of rising costs, reflects an intensive focus on cost containment.

Base Metals

Revenue was US$4.9 billion during 2005-06, an increase of US$2.6 billion or 113.0 per cent from 2004-05. Revenue, together with our share of jointly controlled entities’ revenues, was US$10.3 billion during 2005-06, an increase of US$5.3 billion, or 104.1 per cent, compared with US$5.0 billion in 2004-05. Our share of jointly controlled entities revenue increased 98.7 per cent to US$5,393 million. These revenue increases were mainly attributable to higher average LME prices for copper.

Payable copper production increased to 1.3 million tonnes compared with 1.0 million tonnes in the prior year. Zinc production was 0.1 million tonnes, an increase of 3.5 per cent compared with the prior year. Attributable uranium production at Olympic Dam (Australia) was 3,936 tonnes for the year compared with 415 tonnes (for the month of June 2005 only). Silver production was 46.5 million ounces, a decrease of 7.1 per cent compared with 50.0 million ounces in the prior year. Lead production was 0.3 million tonnes, a decrease of 5.6 per cent compared with the prior year. The decrease in silver and lead production is mainly attributable to lower grade of ore and the temporary closure of the southern zone of the Cannington mine (Australia) to accelerate a program of decline and stope access rehabilitation.

EBIT was US$5,013 million, an increase of US$3,247 million or 183.9 per cent compared with last year. The current year included the profit of US$439 million (before tax) on the sale of Tintaya, which is shown as an exceptional item, and the prior year included exceptional items of US$29 million (before tax) that are explained in ‘Exceptional items’ above.

Underlying EBIT was US$5,400 million, an increase of US$3,229 million, or 148.7 per cent, compared to last year. This was mainly attributable to higher average LME prices for copper of US$2.28/lb (compared to US$1.43/lb) and higher prices for silver, zinc and lead. Higher production volumes from record copper and silver production at Escondida (Chile), record copper, silver and molybdenum production at Antamina (Peru), record zinc production at Cannington (Australia) and record gold production at Tintaya (Peru) also led to increased earnings. The inclusion of Olympic Dam’s (Australia) results for the full period following its acquisition in June 2005, also contributed positively. The increase was partially offset by higher price-linked treatment and refining charges (TCRCs) and price participation costs, charges for raw materials, labour and contractors and higher depreciation costs due to the commissioning of Escondida Norte.

Reduced production at Cerro Colorado (Chile) following an earthquake in June 2005 also had an unfavourable impact, although this was partially mitigated by business interruption insurance.

Certain base metal sales agreements provide for provisional pricing based on the LME official price prior to shipment. Final settlement is based on the average applicable price for a specified future quotational period. The common market quotational periods on sales are the average of the calendar month after the month of shipment for cathode, and the average of two to four calendar months after the month of shipment for concentrate. We record revenue upon the transfer of risk and title using the applicable sales contracts price (typically the provisional price). During the year, the revenue was adjusted to fair value using the forward curve until final pricing is determined. We consider this approach appropriate to measure the fair value of the relevant sales agreements at period end. The impact of provisional pricing of copper shipments with a rising LME price favourably impacted finalised and outstanding average copper revenues by US$0.37/lb over the LME average. Average copper revenue for 2006 was US$2.66/lb versus US$1.51/lb in 2005. Outstanding copper volumes, subject to the fair value measurement previously described, amounted to 274,280 tonnes at 30 June 2006 compared to 231,874 tonnes in the prior year. These were revalued at a weighted average price of US$3.35/lb compared to US$1.54/lb in the prior year.

Exploration expenditure incurred and expensed was US$14 million in 2005-06 compared with US$7 million in the prior year.

Carbon Steel Materials

Revenue, and revenue together with share of jointly controlled entities’ revenues, increased by US$2.0 billion and US$2.2 billion respectively during 2005-06. This increase was mainly attributable to stronger commodity prices for iron ore and metallurgical coal.

Attributable Western Australia iron ore production was 89.6 million wet tonnes, which increased slightly from 2005-06 despite adverse weather conditions. Production of Samarco (Brazil) pellets and pellet feed was 7.5 million tonnes in 2005-06, which was in line with the prior year.

Queensland Coal production was 28.6 million tonnes in 2005-06, a decrease of 7.8 per cent compared with 2004-05. This reflects the closure of the Riverside mine in 2004-05. Illawarra Coal production was 7.0 million tonnes in 2005-06, an increase of 0.8 million tonnes or 12.2 per cent compared with the prior year.

Manganese alloy production was 0.7 million tonnes in 2005-06, compared with 0.8 million tonnes in the prior year, a decrease of 13.6 per cent compared with the corresponding year. Manganese ore production was 5.3 million tonnes in 2005-06, a decrease of 0.2 million tonnes or 3.2 per cent compared with the prior year.

EBIT was US$4,430 million, an increase of US$1,950 million or 78.6 per cent. The prior year included exceptional items of US$285 million (before tax) primarily in relation to the closure of the Boodarie Iron operation. Refer to ‘Exceptional items’ above.

Underlying EBIT was US$4,503 million, an increase of US$1,703 million, or 60.8 per cent, compared to last year. This reflects higher prices and volumes and an increased level of spot sales for iron ore, as well as increased prices for metallurgical coal. This was partially offset by lower prices for manganese alloy. Higher operating costs at all operations had an adverse impact during the period and were largely attributable to higher contractor and labour costs, price-linked royalty costs and fuel and energy costs. Queensland Coal (Australia) also experienced extended maintenance outages and a change in mine mix in the period following the closure of Riverside.

A weaker A$/US$ exchange rate had a favourable impact, as did the closure of the Boodarie Iron plant, announced in June 2005. The same period last year included care and maintenance costs for the plant, while there was no impact in the current period as all anticipated closure costs were provided for in June 2005.

Depreciation charges increased as new projects were commissioned, as did exploration expenditure to support a higher level of exploration activity largely at Maruwai (Indonesia). Earnings on freight activities were lower.

Exploration expenditure incurred and expensed was US$71 million in 2005-06 compared with US$38 million in the prior year.

Diamonds and Specialty Products

Revenue, together with our share of jointly controlled entities’ revenues, was US$1.3 billion during 2005-06, a decrease of US$0.2 billion, or 16.3 per cent, compared with 2004-05. Our share of jointly controlled entities’ revenue decreased from US$0.8 billion to US$0.4 billion principally due to the disposal in the prior year of our interest in Integris Metals Inc.

EKATI diamond production decreased by 29 per cent compared with the corresponding period, mainly reflecting the processing of lower grade ore.

EBIT was US$300 million, a decrease of US$225 million or 42.9 per cent compared with last year. There were no exceptional items in the current or prior year. Underlying EBIT was US$345 million, a decrease of US$215 million, or 38.4 per cent, compared to last year. This was due to a lower value per carat for diamonds (down 24 per cent from last year) because of lower carat quality and higher unit costs in relation to the processing of lower grade material and moving to underground mining areas at EKATI (Canada). The prior year included six months of earnings and the profit on sale from Integris Metals (US), which was sold in January 2005. However, the inclusion of a full year of earnings from Southern Cross Fertiliser operations acquired in June 2005 was positive, as was higher sales volumes for diamonds and titanium feedstock and a reduced depreciation charge primarily as a result of an extension of mine life following approval of the Koala underground project.

At EKATI, the 2007 financial year will be another transition year from open-cut to underground mining, which will be negatively impacted by lower value diamond production. In the medium-term, increasing underground production from Panda and Koala will help restore profitability to historical levels.

Energy Coal

Revenue, together with our share of jointly controlled entities’ revenues, was US$3.3 billion, a decrease of US$0.1 billion, or 2.0 per cent, over the prior year. Our share of jointly controlled entities’ revenue remained at US$0.4 billion.

Production was 85.8 million tonnes in 2005-06, a decrease of 1.8 per cent compared with 87.4 million tonnes in the prior year. This reflects lower production at Ingwe (South Africa) and Hunter Valley Coal (Australia). This was partially offset by increased production at the Colombian operation.

EBIT was US$270 million, a decrease of US$187 million, or 40.9 per cent, compared with last year. The 2005 year included exceptional items of US$73 million (before tax) in relation to decommissioning and site rehabilitation plans for closed mines at Ingwe, refer to ‘Exceptional items’ above. There were no exceptional items in the current year. Underlying EBIT was US$327 million, a decrease of US$260 million, or 44.3 per cent, compared with last year. Higher fuel and operating costs across all operations, adverse inflationary movements, particularly in South Africa, and higher freight costs were key contributors to the reduced result. Costs increased at Ingwe (South Africa) largely due to higher depreciation resulting from changed estimates of the economic lives of certain underground export operations and the depreciation of rehabilitation assets. Increased demurrage at Cerrejon Coal (Colombia) and lower yields and equipment availability combined with increased strip ratios at Hunter Valley Coal (Australia) also led to higher costs.

The cessation of earnings from the Zululand Anthracite Colliery following its divestment during the year had a negative impact on the result, while a favourable movement of the rand against the US dollar had a positive impact.

Exploration expenditure incurred and capitalised was US$81 million in 2005-06, including US$76 million for the Caroona (Australia) exploration licence. This compared with exploration expenditure incurred and capitalised of US$2 million in the prior year.

Stainless Steel Materials

Revenue was US$3.0 billion in 2005-06, an increase of US$0.7 billion, or 30.4 per cent, compared with US$2.3 billion in 2004-05.

Nickel production increased to 174,900 tonnes in 2005-06, of which 38,400 tonnes was matte from Nickel West, an increase of 90.3 per cent compared with 91,900 tonnes in the prior year when we only included its production for June. Nickel West operations contributed 100,100 tonnes for the current year compared with 9,200 tonnes for the month of June 2005. Cerro Matoso SA (Colombia) production was a record 51,500 tonnes in 2005-06 compared to 51,300 tonnes in the prior year. However, this was offset by lower production at the QNI Yabulu refinery (Australia).

EBIT was US$901 million, an increase of US$47 million or 5.5 per cent compared with last year. The 2005 year included exceptional items of US$142 million (before tax) in relation to the disposal of the chrome operations. See ‘Exceptional items’ above. There were no exceptional items in the current year. Underlying EBIT was US$901 million, an increase of US$189 million, or 26.5 per cent, compared with last year. The inclusion of a full year of results from the Nickel West operations (Australia), acquired in June 2005, as well as a US$61 million profit on the sale of BHP Billiton’s interest in the Wonderkop joint venture effective November 2005 were key factors in the increased result. The impact of slightly higher average realised nickel prices was partially offset by decreased prices for cobalt. The average LME nickel price was US$7.03/lb versus US$6.78/lb in the comparative period.

Negative impacts included lower production and higher fuel costs at the QNI Yabulu refinery as a result of lower operational performance, tie-in activity relating to the refinery expansion and delays to its gas conversion project. Offsetting the Underlying EBIT increase was US$113 million included in the prior year relating to earnings from the Group’s chrome operations, which were sold effective 1 June 2005.

Group and unallocated items

This category represents corporate activities including Group Treasury, Freight, Transport and Logistics operations and our Exploration and Technology activities. These corporate activities produced a loss before net finance costs and taxation of US$358 million in 2005–06, compared to a loss of US$263 million in the prior year.

Corporate operating costs, excluding exchange impacts, were US$251 million compared to US$147 million in the prior year, an increase of US$104 million. This was due primarily to higher net insurance costs of US$55 million associated with insurance claims arising from natural disasters and incidents. In addition, higher costs relating to corporate projects, sponsorships and regulatory compliance, including Sarbanes-Oxley, contributed approximately US$32 million.

Lower one-off costs in relation to the acquisition of WMC had a favourable impact in the current period, partially offset by a gain in 2004-05 in relation to the close out of the cash settled derivatives contracts on the acquisition of WMC shares.

Minerals exploration expenditure has increased from US$67 million to US$115 million, mainly due to increased exploration activity in Africa and Brazil. This was offset by the profit on the sale of an option held over an exploration property in Pakistan, which contributed US$60 million.

Third party sales

We differentiate sales of our production from sales of third party products due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production (which includes marketing of equity production) and third party products.

Year ended 30 June (a)	2006 US$M	2005 US$M
Group production (b)
Revenue, together with share of jointly controlled entities’ revenue	34,139	24,759
Related operating costs	(19,579)	(15,602)

Operating profit	14,560	9,157
Margin (c)	42.6%	37.0%

Third party products (b)
Revenue, together with share of jointly controlled entities’ revenue	4,960	6,391
Related operating costs	(4,849)	(6,277)

Operating profit	111	114
Margin (c)	2.2%	1.8%

(a)	Excluding exceptional items.
(b)	Including share of jointly controlled entities.
(c)	Operating profit divided by revenue.

We engage in third party product trading for two reasons:

•	In providing solutions for our customers, sometimes products are provided that we do not produce, such as a particular grade of coal. To do this, physical product is bought from and sold to third parties to meet customer needs, and manage risk through both the physical and financial markets.

•	The active presence in the commodity markets provides us with physical market insight and commercial knowledge. From time to time we actively engage in these markets in order to take commercial advantage of business opportunities. These trading activities provide not only a source of revenue, but also a further insight into planning and can, in some cases, give rise to business development opportunities.

Comparison to results under US GAAP

As described above, our financial statements are prepared in accordance with IFRS, which differ in certain aspects from US GAAP.

A number of the differences arise from the fact that, under IFRS, the DLC merger has been accounted for as a merger (pooling of interest), whereas under US GAAP, the DLC merger is accounted for as a purchase of the BHP Billiton Plc Group by the BHP Billiton Limited Group.

The table below outlines the net adjustments to profit and equity between IFRS and US GAAP.

	2006 US$M	2005 US$M
Profit attributable to members of BHP Billiton Group in accordance with IFRS	10,450	6,396
Adjustments	(667)	(8)

Net income of BHP Billiton Group in accordance with US GAAP	9,783	6,388

Total equity in accordance with IFRS	24,218	17,575
Adjustments	3,621	4,429

Total equity in accordance with US GAAP	27,839	22,004

For a detailed description of significant differences between IFRS and the results under US GAAP see note 39 ‘US Generally Accepted Accounting Principles disclosures’ in the financial statements.

Liquidity and capital resources

As a result of our ability to increase mineral production in an environment of historically high resource prices over the past several years, we have generated very strong cash flows from our mining and oil and gas operations. These cash flows have been fundamental to our ability to fund our existing operations, maintain a high rate of investment in growth projects, and return capital to shareholders through dividends and share buy-backs. Through a combination of borrowings and payments to shareholders, we manage our balance sheet to maintain levels of gearing that we believe optimise our cost of capital and return on capital employed.

Cash flow from operations is our principal source of cash. We also raise cash from debt financing to fund significant capital expenditures such as our acquisition of WMC in June 2005, to manage temporary fluctuations in liquidity requirements such as the payment of dividends or share buy-backs, and to refinance existing debt.

Our principal uses of cash are to fund our existing operations, which includes paying suppliers and employees and capital expenditure to maintain our assets, and to fund expansion projects. In addition, over the last few years we have returned significant amounts of cash to our shareholders through dividends and share buy-backs.

Cash flow analysis

Net operating cash flow after interest and tax increased by 25.1 per cent to US$10,476 million in 2005-06 from US$8,374 million in 2004-05. Higher profits increased cash generated from operating activities, offset by an increase in working capital (principally due to higher profits) and increased taxation payments.

Capital and exploration expenditure totalled US$6,005 million for the period. Expenditure on major growth projects amounted to US$3,292 million, including US$655 million on petroleum projects and US$2,637 million on minerals projects. Other capital expenditure on maintenance, sustaining and minor capital items was US$1,947 million. Investment cash flow included US$596 million primarily due to the purchase of the remaining shares to complete the WMC acquisition. Financing cash flows include the US$2.0 billion capital management program completed in May 2006 and increased dividend payments.

Our cash flow statements for the years ended 30 June 2006 and 2005 are summarised below. The full consolidated cash flow statement is contained in the financial statements.

	2006 US$M	2005 US$M
Cash generated from operations	11,994	9,624
Dividends received	2,671	1,002
Net interest received (paid)	(378)	(225)
Taxation (payments)	(3,811)	(2,027)

Net operating cash flows	10,476	8,374
Cash outflows from investing activities	(6,601)	(10,221)
Net proceeds from investing activities	1,089	1,055

Net investing cash flows	(5,512)	(9,166)
Net proceeds from/(repayment of) interest bearing liabilities	(1,101)	3,933
Share buy-back	(2,028)	(1,792)
Dividends paid	(2,126)	(1,642)
Other financing activities	(157)	(3)

Net financing cash flows	(5,412)	496

Net decrease in cash and cash equivalents	(448)	(296)

Growth projects

We continue our strategy of delivering value enhancing growth with the completion of four and approval of seven major growth projects during the year. The seven new projects have an expected cost of US$5.0 billion (BHP Billiton share), bringing our current project pipeline to 23 projects with an expected investment of US$13.8 billion. Despite continued cost and schedule challenges to the delivery of our project pipeline, we remain confident in the value these projects will deliver to our shareholders given market fundamentals, the need for new supply and our stringent approval and monitoring processes.

Completed projects

Customer Sector Group	Project	Capacity (1)	Capital expenditure US$ M (1)		Date of initial production (2)
			Budget	Actual	Target	Actual
Aluminium	Worsley Development Capital Projects (Australia) BHP Billiton – 86%	250,000 tonnes per annum of alumina (100%)	165	165	Q1 2006	Q2 2006
Base Metals	Escondida Norte (Chile) BHP Billiton – 57.5%	Maintain capacity at 1.25 million tonnes per annum of copper (100%)	230	251	Q4 2005	Q4 2005
	Escondida Sulphide Leach (Chile) BHP Billiton – 57.5%	180,000 tonnes per annum of copper cathode (100%)	500	500	H2 2006	Q2 2006
Carbon Steel Materials	WA Iron Ore RGP2 (Australia) BHP Billiton – 85%	Increase system capacity to 118 million tonnes per annum (100%)	489	489	H2 2006	Q2 2006

			1,384	1,405

(1)	All references to capital expenditure and capacity are BHP Billiton’s share unless otherwise noted. Escondida Norte was delivered to budget in local currency. Costing is yet to be finalised on the three remaining projects.
(2)	References to quarters and half years are based on calendar years.

There are 13 major projects (defined as BHP Billiton’s share of capital expenditure of greater than US$100 million) under development with a total budgeted investment of US$9,503 million.

Projects approved during the year.

Customer Sector Group	Project	Capacity	Budgeted capital expenditure US$ M (1)	Target date for initial production (2)
Petroleum	Shenzi (US) BHP Billiton – 44%	100,000 barrels of oil and 50 million cubic feet of gas per day (100%)	1,940	Mid 2009
	Stybarrow (Australia) BHP Billiton – 50%	80,000 barrels of liquids per day (100%)	300	Q1 2008
	North West Shelf Angel (Australia) BHP Billiton – 16.67%	800 million cubic feet of gas per day (100%)	200	End 2008
Aluminium	Alumar refinery expansion (Brazil) BHP Billiton – 36%	2 million tonnes per annum of alumina (100%)	518	Mid 2008
Carbon Steel Materials	WA Iron Ore RGP3 (Australia) BHP Billiton – 85%	20 million tonnes per annum of iron ore (100%)	1,300	Q4 2007
	Samarco (Brazil) BHP Billiton – 50%	7.6 million tonnes per annum of iron pellets (100%)	590	H1 2008
Diamonds and Specialty Products	Koala underground (Canada) BHP Billiton – 80%	3,300 tonnes per day of ore processed (100%)	200	Q3 2007

			5,048

(1)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
(2)	References to quarters and half years are based on calendar years.

Projects currently under development (approved in prior years).

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure US$ M (1)		Target date for initial production (2)
Petroleum	Atlantis South (US) BHP Billiton – 44%	200,000 barrels of oil and 180 million cubic feet of gas per day (100%)	1,115	(3)	Under review
	Neptune (US) BHP Billiton – 35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	300		End 2007
	North West Shelf 5th Train (Australia) BHP Billiton – 16.7%	LNG processing capacity 4.2 million tonnes per annum (100%)	250	(3)	Late 2008	(3)
Base Metals	Spence (Chile) BHP Billiton – 100%	200,000 tonnes per annum of copper cathode	990		Q4 2006
Stainless Steel Materials	Ravensthorpe Nickel (Australia) BHP Billiton –100%	Up to 50,000 tonnes per annum of contained nickel in concentrate	1,340	(3)	Q2 2007	(3)
	Yabulu Extension (Australia) BHP Billiton – 100%	45,000 tonnes per annum of nickel	460		Q3 2007

			4,455

(1)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
(2)	References to quarters and half years are based on calendar years.
(3)	The Ravensthorpe Nickel Project in Western Australia and the Atlantis South development in the Gulf of Mexico are experiencing cost pressures of more than 30 per cent in excess of approved budgets. As a result, a detailed review of the Ravensthorpe schedule and budget commenced during the last quarter of 2005-06. The Atlantis South development schedule remains under review following last year’s hurricanes in the Gulf of Mexico. The project costs and schedule for the North West Shelf 5th Train Project are under review.

Net debt and sources of liquidity

Our policies on debt and treasury management are as follows:

•	commitment to a solid ‘A’ credit rating

•	cash flow positive before dividends, debt service and any share buy-backs, excluding cash effects of major acquisitions

•	target a minimum interest cover ratio of eight times over the commodity cycle

•	maintain net gearing (net debt / net debt + net assets) of 35 per cent to 40 per cent

•	flexibility from diversification of funding sources

•	generally maintain borrowings and excess cash in US dollars.

Solid ‘A’ credit ratings

The Group’s credit ratings are currently A1/P-1 (Moody’s) and A+/A-1 (Standard & Poor’s). There has been no change to these ratings during the year.

Interest rate risk

Interest rate risk on our outstanding borrowings and investments is managed as part of the Portfolio Risk Management Strategy. Refer to note 28 ‘Financial instruments’ in the financial statements for more details on our Portfolio Risk Management Strategy. When required under this strategy we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. All interest swaps have been designated and are effective as hedging instruments under IFRS.

Net gearing and net debt

Net debt comprising cash and cash equivalents and interest bearing liabilities, was US$8.2 billion at 30 June 2006, a decrease of US$0.5 billion, or 5.6 per cent compared to 30 June 2005. Gearing, which is the ratio of net debt to net debt plus net assets, was 25.2 per cent at 30 June 2006 compared with 32.8 per cent at 30 June 2005.

Underlying net debt (which varies from net debt above as it includes our share of net debt of jointly controlled entities) was US$9.2 billion, down from US$10.0 billion at 30 June 2005. Underlying gearing was 27.2 per cent at 30 June 2006 compared with 35.2 per cent at 30 June 2005.

Cash at bank and in hand less overdrafts at 30 June 2006 was US$495 million compared with US$796 million at 30 June 2005. In addition, we had money market deposits at 30 June 2006 of US$265 million compared with US$411 million at 30 June 2005.

Funding sources

The maturity profile of our debt obligations is set forth under ‘Tabular disclosure of contractual obligations’ below. The following table sets forth the maturity profile of our undrawn committed facilities as at 30 June 2006 and 2005.

Undrawn committed facilities	2006 US$M	2005 US$M
Expiring in one year or less	—	—
Expiring in more than two years	3,000	5,500

In September 2004, our US$2.5 billion multi-currency revolving credit facility was cancelled and replaced with a new US$2.0 billion multi-currency revolving credit facility maturing in September 2009. In March 2005, this facility (which is available for general corporate purposes) was increased to US$3.0 billion. As at 30 June 2006 this facility was undrawn.

In March 2005, we established a new US$5.5 billion acquisition finance facility with a syndicate of banks to finance the WMC acquisition. This facility had a US$3.0 billion 18-month tranche and a US$2.5 billion five-year tranche. At 30 June 2006, the US$3.0 billion 18-month tranche had been fully repaid and US$900 million was outstanding.

The interest rates of these facilities are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with our credit rating. A negative pledge applies to both credit facilities.

In October 2005 we filed a US$3.0 billion shelf registration statement with the US Securities and Exchange Commission (SEC) and in December 2005 issued an SEC registered Global Bond comprising US$600 million of 5.00 per cent Senior Notes due in 2010, and US$750 million of 5.25 per cent Senior Notes due in 2015. The proceeds were used to partially repay the financing arranged to fund the WMC acquisition and to repay commercial paper.

In May 2006, we issued €650 million (US$807 million) of 4.125 per cent Euro Bonds due in 2011. The proceeds were used to partially repay financing arranged to fund the WMC acquisition and to repay commercial paper.

In addition to the foregoing, in June 2005 we increased our US dollar commercial paper program limit from US$2.0 billion to US$3.0 billion.

None of our general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants that vary from facility to facility but which would be considered normal for such facilities.

Quantitative and qualitative disclosures about market risk

We identified above in ‘Our business – external factors affecting our results’ our primary market risks. A description of how we manage our market risks, including both quantitative and qualitative information about our market risk sensitive instruments outstanding at 30 June 2006, is contained in note 28 ‘Financial instruments’ to the financial statements.

Portfolio management

Portfolio activities continued during 2005-06 with proceeds amounting to US$928 million realised. We disposed of a number of assets and interests including our Tintaya mine, our 50 per cent interest in the Wonderkop chrome joint venture, the Green Canyon 18 and 60 oil fields, our one-third interest in the Hi-Fert fertiliser business (Australia) and our ownership of the Zululand Anthracite Colliery (South Africa). This brings the total proceeds realised on assets and interests over the last five years to US$5.6 billion.

At 30 June 2006, we had also announced the sale of our Southern Cross Fertiliser operations (Australia), our Australian Coal Bed Methane assets (Australia), our interest in the Valesul aluminium smelter (Brazil), our Cascade and Chinook oil and gas prospects (US)

and the Koornfontein energy coal mine (South Africa). At 30 June 2006, final sale of these assets was subject to satisfying certain conditions precedent and, as such, the assets were held in the balance sheet at the lower of carrying value and expected sale price, less costs to sell. Completion of sale has now been achieved on the Southern Cross Fertiliser operations, Valesul, the Coal Bed Methane assets and Cascade and Chinook.

Dividend and capital management

On 23 August 2006, the Board declared a final dividend of 18.5 US cents per share. This represents an increase of 27.6 per cent over last year’s final dividend of 14.5 US cents per share, and this declaration brings the total dividends for the 2006 financial year to 36.0 US cents per share, an increase of 8.0 US cents per share, or 28.6 per cent, over the 2005 year; our ninth consecutive dividend increase. We intend to continue with our progressive dividend policy, with further increases dependent upon the expectations for future investment opportunities and market conditions. We also announced on 23 August 2006 a further capital return of US$3.0 billion to shareholders over the next 18 months through a series of share buy-backs. We commenced this program on 7 September 2006, with the on-market buy-back of 1,500,000 BHP Billiton Plc shares. The total purchases of BHP Billiton Plc shares by BHP Billiton Plc and BHP Billiton Limited to 22 September 2006 were 10,230,000 shares for a cost of US$181 million. These purchased shares will be held as treasury shares. It is yet to be determined the extent to which the remaining buy-back will be an on or off-market transaction.

This program brings the total for buy-back programs to US$5.0 billion for 2005-06 following the US$2.0 billion capital management program completed in May 2006. Under that initiative, 114.8 million shares, or 1.9 per cent of the issued share capital of BHP Billiton, was repurchased.

At the conclusion of the US$3.0 billion initiative, we will have returned US$15.5 billion in total to shareholders through capital initiatives and dividends since June 2001.

Off-balance sheet arrangements

Information in relation to off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure and commitments under leases, is provided below.

The following discussion describes our material off-balance sheet arrangements at 30 June 2006.

Contingent liabilities

The following table sets forth our contingent liabilities (not otherwise provided for in the accounts) as at 30 June 2006.

Contingent liabilities (c) US$M
Jointly controlled entities (unsecured) – other (a)	355

Subsidiary and jointly controlled assets (including guarantees)
Bank guarantees	—
Performance guarantees	1
Letter of credit	—
Other(b)	220

Total contingent liabilities	576

(a)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(b)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore we have not provided for such amounts in these financial statements. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcomes of which cannot be foreseen at present, and for which no amounts have been included in the table above. Details of the principal legal claims are set out in note 21 ‘Provisions’ in the financial statements.
(c)	For US GAAP reporting purposes, we are required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible, and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group performance guarantees of US$30 million (2005: US$30 million) and US$333 million (2005: US$388 million) in ‘Other’ for which provisions have been included in the Group accounts.

Refer to note 29 ‘Contingent liabilities’ and note 21 ‘Provisions’ in the financial statements.

Contractual obligations and commercial commitments

The following table sets forth our contractual obligations and commercial commitments at 30 June 2006 broken down by varying maturities.

		Amount of expiration per period US$M
	Total amounts committed	Less than 1 year	1-3 years	3-5 years	More than 5 years
Expenditure commitments in relation to:
Operating leases	945	297	312	178	158
Finance leases	101	7	20	13	61
Capital expenditure	3,251	2,588	508	155	—
Other commitments	4,990	1,064	1,478	1,058	1,390

	9,287	3,956	2,318	1,404	1,609

Long-term debt and other financial obligations:

Unsecured bank loans, debentures and other loans (1)	8,941	1,362	1,527	2,747	3,305

Redeemable preference shares	15	—	—	—	15

Other creditors/financial instruments(2)	4,059	3,916	143	—	—

	13,015	5,278	1,670	2,747	3,320

Total contractual obligations and commercial commitments	22,302	9,234	3,988	4,151	4,929

(1)	Excludes our finance leases as these commitments are included separately in the above table. Additional details regarding the split of our long-term debt obligations are provided in note 28 ‘Financial instruments’ in the financial statements. Refer to ‘Liquidity and capital resources’ for further discussion regarding our debt obligations.
(2)	Additional details regarding our financial instruments are provided in note 28 ‘Financial instruments’ in the financial statements.

Commitments under leases

We enter into operating leases as a means of acquiring access to various property, plant and equipment and we have finance leases which predominantly relate to the dry bulk carrier Iron Yandi, power lines, mobile equipment and vehicles.

Commitments for capital expenditure

Our contractual capital commitments relate mainly to the Petroleum CSG in connection with developments in the Gulf of Mexico (US$1.2 billion); the Aluminium CSG (US$0.1 billion); the Base Metals CSG in relation to Spence (US$0.2 billion); the Carbon Steel Materials CSG in relation to RGP3 (US$0.6 billion); and the Stainless Steel Materials CSG in relation to Ravensthorpe and the Yabulu Expansion (US$0.7 billion) and the Nickel West Mt Keith overburden removal (US$0.2 billion). Of the total US$3.3 billion, US$2.6 billion is expected to be expended in the year ending 30 June 2007. We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities described under ‘Liquidity and capital resources’ above or new facilities on similar terms.

Commitments for other expenditure

Our commitments for other expenditure relate mainly to supply of goods and services (US$4.5 billion), royalty payments (US$0.1 billion), exploration expenditure (US$0.3 billion) and chartering costs (US$0.2 billion). We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from external sources.

Significant changes

Subsequent to 30 June 2006, the sale of our 45.5 per cent joint venture interest in Valesul Aluminio SA, an aluminium smelter, the sale of Southern Cross Fertilisers Pty Ltd, a fertiliser mining and processing business, the sale of the Cascade and Chinook oil and gas prospects, and the sale of the Coal Bed Methane assets have been finalised. These assets are classified as held for sale as at 30 June 2006. The financial effects of these transactions have not been brought to account at 30 June 2006.

4. CORPORATE GOVERNANCE AND BOARD PRACTICES

Corporate Governance Statement

1. Governance at BHP Billiton

BHP Billiton’s corporate objective is: to create long-term value through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions.

In pursuing the Corporate Objective, we have committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

This approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of shareholder value. Our expectations of our employees and those to whom we contract business are set out in our Guide to Business Conduct. A copy of the Guide can be found at www.bhpbilliton.com/aboutus/governance.

This Statement outlines BHP Billiton’s system of governance. Shareholders are reminded that BHP Billiton operates as a single economic entity under a Dual Listed Company (DLC) structure with a unified Board and management. It has primary listings in Australia and the UK and is registered in the US and listed on the New York Stock Exchange (NYSE). In formulating our governance framework, the regulatory requirements in Australia, the UK and the US have been taken into account, together with prevailing standards of best practice. Where governance principles vary across these jurisdictions, as they inevitably do, the Directors have resolved to adopt what they consider to be the better of the prevailing standards.

2. Shareholders

The Board of BHP Billiton represents the shareholders who, in turn, elect its members. Shareholders vote on important matters affecting the Group, including changes to the Group’s constitutional documents, the receipt of annual financial statements and incentive arrangements for executive Directors.

The Board recognises that in order to vote in an informed manner, shareholders must receive high-quality, relevant information in a timely manner. To safeguard the effective dissemination of information, BHP Billiton has developed a Market Disclosure and Communications Policy. A copy of this Policy is available at www.bhpbilliton.com/aboutus/governance. The Policy outlines how BHP Billiton identifies and distributes information to shareholders and market participants.

Copies of announcements to the stock exchanges on which BHP Billiton is listed, investor briefings, half yearly financial statements, the Annual Report and other relevant information are posted to the Group’s website at www.bhpbilliton.com. Any person wishing to receive advice by email of Group news releases can subscribe at www.bhpbilliton.com.

Shareholders are encouraged to make their views known to the Group and to raise directly any matters of concern. The Chairman has regular meetings with shareholders to discuss governance matters and keeps the Board informed of the views and concerns that have been raised. From time to time the Group will enter into dialogue with shareholders to share views on matters of interest.

Shareholders are encouraged to attend Annual General Meetings and to use this opportunity to ask questions. Questions can be registered prior to the meeting by completing the relevant form accompanying the notice of meeting or by emailing the Group at investor.relations@bhpbilliton.com. Questions that have been lodged ahead of the meeting, and the answers to them, are posted to the website. The External Auditor attends the Annual General Meetings and is available to answer questions.

Shareholders may appoint proxies electronically through the website. The notice of meeting describes how this can be done.

Proceedings at shareholder meetings and important Group briefings are broadcast live from the Group’s website. Copies of the speeches delivered by the Chairman and Chief Executive Officer (CEO) to the Annual General Meeting, a summary of the proceedings of the meeting and the outcome of voting on the items of business are posted to the website following the meeting.

3. Board of Directors – role and responsibilities and key activities in 2006

3.1 Role and responsibilities

The role of the Board is to represent the shareholders and to promote and protect the interests of BHP Billiton. It does so by governing the Group.

The Board has published a Board Governance Document, which is a statement of the practices and processes the Board has adopted to discharge its responsibilities. It includes the processes the Board has implemented to undertake its own tasks and activities; the matters it has reserved for its own consideration and decision-making; the authority it has delegated to the CEO, including the limits on the way in which the CEO can execute that authority; and provides guidance on the relationship between the Board and the CEO. The Board Governance Document can be found at www.bhpbilliton.com/aboutus/governance.

The Board has specifically reserved the following matters for its decision:

•	appointments to the position of CEO and approval of appointments of executives reporting to the CEO

•	approval of strategy and annual budgets

•	determination of matters in accordance with the approvals framework

•	formal determinations that are required by the Group’s constitutional documents, by statute or by other external regulation.

The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the constitutional documents and the law.

Beyond those matters, the Board has delegated all authority to achieve the Corporate Objective to the CEO, who is free to take all decisions and actions which, in the CEO’s judgement, are reasonable having regard to the limits imposed by the Board. The limits are published in the Board Governance Document. The CEO remains accountable to the Board for the authority that is delegated to him, and for the performance of the Group. The Board monitors the decisions and actions of the CEO and the performance of the Group to gain assurance that progress is being made towards the Corporate Objective, within the limits it has imposed. The Board also monitors the performance of the Group through its Committees. Reports from each of the Committees are set out in section 8.

The CEO is required to report systematically in a spirit of openness and trust on the progress being made by the Group’s businesses. The Board (and its Committees) determines the information required from the CEO, any employee of the Group or any external party including the auditor. Open dialogue between individual members of the Board and the CEO and other employees is encouraged to enable Directors to gain a better understanding of the Group’s businesses. Directors are encouraged to participate in debate and to bring independent judgement to bear on matters being considered. The Board believes that constructive differences of opinion lead to more robust evaluation of the issues and, ultimately, better outcomes.

3.2 Key activities during the year

During the course of the year the Board arranged for an independent external review of its performance, structure and membership, the restructuring of the Sustainability Committee and the adoption of revised terms of reference for Board Committees. The Board considered major business decisions, including capital projects and capital management strategies. Its regular skills review and process of renewal led to the appointment of three new non-executive Directors and two new executive Directors. The Board is satisfied that it has discharged its obligations as set out in the Board Governance Document.

4. Board of Directors – composition, structure and process

This section outlines how the Board has structured itself to best fulfill its role.

4.1 Membership

The Board currently has 14 members. Of these, 10, including the Chairman, are non-executive Directors. All of the 10 non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is provided in section 4.3 below. The names and biographical details of the Directors are set out below.

Don Argus AO, SF FIN, FCPA, 68

Term of office: Director of BHP Limited since November 1996 and Chairman since April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Argus was last re-elected in 2004 and is standing for re-election in 2006.

Independent: Yes

Skills and experience: Don Argus has considerable experience in international business and a strong management background. He has more than 40 years’ experience in the banking industry and is a former Managing Director and CEO of the National Australia Bank Limited.

Other directorships and offices (current and recent):

•	Chairman of Brambles Industries Ltd (since September 1999) and a Director (since May 1999)

•	Chairman of Brambles Industries Plc and a Director (since August 2001)

•	Director of Australian Foundation Investment Company Ltd (since May 1999)

•	Former Director of Southcorp Limited (from May 1999 until August 2003)

•	Member of the International Advisory Council of Allianz Aktiengesellschaft (since April 2000)

•	Member of International Advisory Committee to the New York Stock Exchange Board of Directors (since November 2005)

Board Committee membership:

•	Chairman of the Nomination Committee

Charles Goodyear BSc, MBA, FCPA, 48

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since November 2001. Appointed Chief Executive Officer (CEO) in January 2003. Mr Goodyear was last re-elected in 2004 and is not retiring or subject to re-election in 2006.

Independent: No

Skills and experience: Charles Goodyear has extensive experience in finance, corporate restructuring and mergers and acquisitions. He joined the Group as Chief Financial Officer (CFO) in 1999. He was previously President of Goodyear Capital Corporation and Executive Vice President and CFO of Freeport-McMoRan Inc.

Other directorships and offices (current and recent):

•	Member of the International Council of Mining and Metals

•	Member of the United States National Petroleum Council

Board Committee membership:

•	None

Paul Anderson B S (Mech Eng), MBA, 61

Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. Mr Anderson will seek election at the 2006 Annual General Meetings. He was the CEO and Managing Director of BHP Limited from December 1998 until June 2001 and of BHP Billiton Limited and BHP Billiton Plc from June 2001 until July 2002. He was a non-executive Director of BHP Billiton Limited and BHP Billiton Plc from July to November 2002.

Independent: Yes. Refer to comments in section 4.3.

Skills and experience: Paul Anderson has an extensive background in natural resources and energy and, as one of the architects of the merger that created BHP Billiton, has a deep understanding of the strategy behind the Group’s success. He is Chairman of the Board of Duke Energy Corporation and has more than 20 years’ experience at Duke Energy and its predecessors.

Other directorships and offices (current and recent):

•	Chairman of Duke Energy Corporation (since November 2003) and former CEO (from November 2003 to April 2006)

•	Director of Qantas Airways Limited (since September 2002)

•	Former Director of Temple Inland Inc (from February 2002 to May 2004)

•	Former Director of Fluor Corporation (from March to October 2003)

•	Member of the US President’s Council of Advisors on Science and Technology

Board Committee membership:

•	Member of the Sustainability Committee

David Brink MSc Eng (Mining), D Com (hc), 67

Term of office: Director of Billiton Plc since June 1997. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Brink was last re-elected in 2003 and is standing for re-election in 2006.

Independent: Yes

Skills and experience: David Brink brings considerable mining and finance experience to the Group. He has over 20 years’ experience in the mining industry, in particular shaft sinking, tunnelling and exploration contracting, followed by 12 years as the CEO of a major listed construction, engineering and manufacturing conglomerate.

Other directorships and offices (current and recent):

•	Chairman of Unitrans Limited (since November 1997)

•	Deputy Chairman of ABSA Bank Limited and ABSA Group Limited (since April 1992)

•	Director of Sanlam Limited (from January 1994 until June 2006)

•	Director of Sappi Limited (since March 1994)

•	Former Director of Murray & Roberts Holdings Ltd (from July 1984 until December 2003)

•	Vice President of the South African Institute of Directors

Board Committee membership:

•	Chairman of the Sustainability Committee

•	Member of the Risk and Audit Committee

John Buchanan BSc, MSc (Hons 1), PhD, 63

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Dr Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment. He was last re-elected by shareholders in 2003 and is standing for re-election in 2006.

Independent: Yes

Skills and experience: John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the UK and international investor community.

He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group CFO of BP, Treasurer and Chief Executive of BP Finance, and Chief Operating Officer of BP Chemicals.

Other directorships and offices (current and recent):

•	Chairman of Smith&Nephew Plc (since April 2006) and Deputy Chairman (from February 2005 to April 2006)

•	Director of AstraZeneca Plc (since April 2002)

•	Senior Independent Director and Deputy Chairman of Vodafone Group Plc (since July 2006) and Director (since April 2003)

•	Former Director of Boots Plc (from December 1997 until July 2003)

Board Committee membership:

•	Chairman of the Remuneration Committee

•	Member of the Nomination Committee

Carlos Cordeiro AB, MBA, 50

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro was elected in 2005 and is not subject to re-election in 2006.

Independent: Yes

Skills and experience: Carlos Cordeiro brings to the Board more than 20 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc.

Other directorships and offices (current and recent):

•	Advisory Director of The Goldman Sachs Group Inc (since December 2001)

•	Vice Chairman of Goldman Sachs (Asia) (since June 2000)

Board Committee membership:

•	Member of the Remuneration Committee

David Crawford BComm, LLB, FCA, FCPA, FAICD, 62

Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2005 and, in accordance with the Group’s policy described under ‘Tenure’ in section 4.3 below, is retiring and standing for re-election in 2006.

Independent: Yes

Skills and experience: David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the financial expert of the Risk and Audit Committee for the purposes of the US Securities and Exchange Commission Rules and is satisfied that he has recent and relevant financial experience for the purposes of the UK Listing Authority’s Combined Code.

Other directorships and offices (current and recent):

•	Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001)

•	Director of Foster’s Group Limited (since August 2001)

•	Director of Westpac Banking Corporation (since May 2002)

•	Former Chairman of National Foods Limited (Director from November 2001 until June 2005)

Board Committee membership:

•	Chairman of the Risk and Audit Committee

Gail de Planque AB Mathematics, MS (Physics), PhD (Env Health Sciences), 61

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since 19 October 2005. The Hon E G de Planque was elected in 2005 and is not retiring or subject to re-election in 2006.

Independent: Yes

Skills and experience: Gail de Planque is an expert in nuclear technology and has over 30 years’ experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive Director of global energy companies and is a consultant on atomic energy matters. She is a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy and a Fellow and former President of the American Nuclear Society.

Other directorships and offices (current and recent):

•	Director of TXU Corp (since February 2004)

•	Director of Northeast Utilities (since October 1995)

•	Director of Landauer Inc (since December 2001)

•	President of Strategy Matters Inc (since March 2000)

•	Director of Energy Strategists Consultancy Ltd (since May 1999)

•	Former Director of BNFL Plc (from November 2000 to March 2005) and of BNG America Inc (from March 1995 to March 2006)

Board Committee membership:

•	Member of the Sustainability Committee

•	Member of the Remuneration Committee

David Jenkins BA, PhD (Geology), 67

Term of office: Director of BHP Limited since March 2000. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Jenkins was last re-elected in 2005 and is not subject to re-election in 2006.

Independent: Yes

Skills and experience: David Jenkins is a recognised authority on oil and gas technology. He was previously Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. He was also a member of the Technology Advisory Committee of the Halliburton Company and the Advisory Council of Consort Resources and Chairman of the Energy Advisory Panel of Science Applications International Corporation.

Other directorships and offices (current and recent):

•	Director of Chartwood Resources Ltd (since November 1998)

•	Director of Orion International (Oil & Gas) Ltd (since March 2005)

Board Committee membership:

•	Member of the Remuneration Committee

•	Member of the Risk and Audit Committee

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 44

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was previously Chief Commercial Officer. Mr Kloppers will seek election at the 2006 Annual General Meetings.

Independent: No

Skills and experience: Marius Kloppers has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, he was appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium.

Other directorships and offices (current and recent):

•	None

Board Committee membership:

•	None

Chris Lynch BComm, MBA, FCPA, 52

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Appointed Group President Carbon Steel Materials in April 2006. Mr Lynch will seek election at the 2006 Annual General Meetings.

Independent: No

Skills and experience: Chris Lynch has extensive experience in finance and knowledge of the mining industry. He joined the Group as Chief Financial Officer of the Minerals Group in 2000 and was appointed Chief Financial Officer in September 2001. Prior to that he held various positions at Alcoa, including Vice President and Chief Information Officer for Alcoa Inc and Chief Financial Officer, Alcoa Europe.

Other directorships and offices (current and recent):

•	Director of Minerals Council of Australia

Board Committee membership:

•	None

Jacques Nasser AO, BBus, Hon DT, 58

Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. Mr Nasser will seek election at the 2006 Annual General Meetings.

Independent: Yes

Skills and experience: Following a 33 year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses.

Other directorships and offices (current and recent):

•	Director of British Sky Broadcasting Ltd (since November 2002)

•	Director of Brambles Industries Limited and Brambles Industries Plc (since March 2004)

•	Director of Quintiles Transnational Corporation (since March 2004)

•	Partner of One Equity Partners (since November 2002)

•	Member of the International Advisory Council of Allianz Aktiengesellschaft (since February 2001)

•	Former Chairman of Polaroid Corporation (from 2002 to 2005)

Board Committee membership:

•	Member of the Risk and Audit Committee

Miklos (Mike) Salamon BSc Mining Eng, MBA, 51

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Mr Salamon was last re-elected by shareholders in 2005 and is not subject to re-election in 2006.

Independent: No

Skills and experience: Mike Salamon has extensive knowledge of the mining industry and of BHP Billiton’s operations. He was previously Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus. He was previously an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium, and Group President Non-Ferrous Materials. He was appointed Executive President in January 2006 with responsibility for health, safety, the environment and communities, marketing, strategy and business development, exploration and technology.

Other directorships and offices (current and recent):

•	Chairman of Samancor Limited (since October 1993)

•	Director of Cerro Matoso SA (since March 1996)

Board Committee membership:

•	None

John Schubert BC Eng, PhD (Chem Eng), FIEAust, FTSE, 63

Term of office: Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2004 and is seeking re-election in 2006.

Independent: Yes

Skills and experience: John Schubert has considerable experience in the international oil industry including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia.

Other directorships and offices (current and recent):

•	Chairman of Commonwealth Bank of Australia (since November 2004) and Director (since October 1991)

•	Director of Qantas Airways Limited (since October 2000)

•	Chairman of G2 Therapies Limited (since November 2000)

•	Former Director of Hanson Plc (from May 2000 until May 2003)

•	Former Chairman and Director of Worley Parsons Limited (from November 2002 until February 2005)

Board Committee membership:

•	Member of the Nomination Committee

•	Member of the Sustainability Committee

Group Company Secretary

Karen Wood BEd, LLB (Hons), FCIS, 50

Term of office: Company Secretary of BHP Billiton Limited and BHP Billiton Plc since June 2001. Appointed Special Advisor and Head of Group Secretariat and a member of the Office of Chief Executive in December 2005.

Skills and experience: Karen Wood is a member of the Takeovers Panel (Australia), the Business Regulatory Advisory Group (Australia) and the JD (Juris Doctor) Advisory Board of the University of Melbourne. She is a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. She chairs the Global Ethics Panel, the Disclosure Committee and the US Disclosure Controls Committee of BHP Billiton. She was previously the General Counsel and Company Secretary of Bonlac Foods Limited.

4.2 Skills, knowledge, experience and attributes of Directors

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

4.3 Independence

The Board considers that an appropriate balance between executive and non-executive Directors is necessary to promote shareholder interests and to govern the Group effectively. It is committed to ensuring a majority of Directors are independent.

Process to determine independence

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

Where a Director is considered by the Board to be independent but is affected by circumstances that may give rise to a perception that the Director is not independent, the Board has undertaken to explain the reasons why it reached its conclusion. In applying the independence test, the Board considers relationships with management, major shareholders, subsidiary and associated companies and other parties with whom the Group transacts business against predetermined materiality thresholds, all of which are set out in the Policy. A summary of the factors that may be perceived to impact the independence of Directors of BHP Billiton is set out below.

Factors that may be perceived to affect independence

Tenure

The Board has a policy requiring non-executive Directors who have served on the Board for more than nine years to stand for annual re-election. All Directors seeking re-election must undergo a formal performance assessment, irrespective of the period they have served on the Board. For further information on the re-election and review process, refer to section 5 of this Statement.

At the conclusion of the 2006 Annual General Meetings, Mr Don Argus, Mr David Crawford and Dr David Brink will each have served on the Board for more than nine years. Notwithstanding those periods of service, the Board does not believe that any of those Directors has served for a period that could materially interfere with their ability to act in the best interests of the Group. All are considered to have retained independence of character and judgement and have not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group.

Retirement plan

The former Directors of BHP Limited (Mr Don Argus, Mr David Crawford, Dr David Jenkins and Dr John Schubert) participated in a retirement plan approved by shareholders in 1989. The plan was closed on 24 October 2003 and benefits accrued to that date, together with interest earned on the benefits, are held by the Company and will be paid on retirement. The Board does not believe that the independence of any participating Director is compromised as a result of this plan.

Relationships and associations

Mr David Crawford was the National Chairman of KPMG in Australia. He retired in June 2001 and has no ongoing relationship with KPMG. KPMG was a joint auditor of Billiton Plc prior to the merger with BHP Limited and of BHP Billiton up to 2003 and the sole auditor of BHP Billiton from December 2003. The Board has considered this matter annually since the time of the merger, and again revisited it prior to the publication of this Statement and does not consider Mr Crawford’s independence to be compromised. The Board considers Mr Crawford’s financial acumen to be important in the discharge of the Board’s responsibilities. Accordingly, his membership of the Board and Chairmanship of the Risk and Audit Committee are considered by the Board to be appropriate and desirable.

In June 2006, the Board reappointed Mr Paul Anderson a non-executive Director. The Board considers Mr Anderson to be independent.

In reaching this conclusion, the Board considered the terms of its own Independence Policy, the principles on independence contained in the UK Combined Code, the Principles of Good Corporate Governance published by the Australian Stock Exchange Corporate Governance Council and the helpful guidance offered by a number of shareholder voting agencies.

Those principles and guidance include a range of considerations regarded as relevant in determining independence, including that the Director in question has not been an executive in the past five years. This specific consideration is included in BHP Billiton’s own Independence Policy. That Policy, like most of the principles and guidance that inform the issue, also makes clear that a Director may be considered independent, notwithstanding the presence of one or more of the stated relevant considerations. This reflects the Board’s view that a Director’s independence is determined more by his or her character and integrity than by past relationships or associations.

The key issue for the Board in assessing Mr Anderson’s independence was whether the fact that he had served as Chief Executive Officer until July 2002 and a non-executive Director until November 2002, on its own, was sufficient reason to classify him as not independent. The Board concluded that given the elapse of time since Mr Anderson was employed by BHP Billiton, the fact that he was so employed did not interfere with his objective, unfettered or independent judgement or his ability to act in the best interests of the Group. In reaching its decision, the Board determined that it could not form the view that the mere elapse of a further (relatively short) period of time until the expiration of five years from his departure as an executive would make any difference to its assessment.

The Board considers Mr Anderson a Director of the highest calibre, bringing to its deliberations a broad range of skills derived from a long history in the energy sector, specific understanding and knowledge of the mining industry and BHP Billiton’s role in that industry, and the particular risks associated with a diversified mining business.

Some of the Directors hold or previously held positions in companies with which BHP Billiton has commercial relationships. Those positions and companies are set out in section 4.2 of this Governance Statement. All transactions between each of these companies and BHP Billiton have been assessed in accordance with the Independence Policy and are not material. All of these transactions were entered into in the usual course of BHP Billiton’s business and were within the scope of management’s authority under the terms of the Board Governance Document. The Board was not required to consider, or approve, any of these transactions. If Board approval was required for a transaction between BHP Billiton and any company with which a Director has an association, then BHP Billiton’s protocols would apply and the Director concerned would excuse himself or herself from participating in the decision.

The only transactions during the year that amounted to related-party transactions with Director-related entities under International Financial Reporting Standards (IFRS) are the transactions between BHP Billiton and the Wesfarmers Group, of which Mr Michael Chaney was the Managing Director until July 2005. Details are set out in note 31 to the Financial Statements in the Annual Report.

The Board has assessed all of the relationships between BHP Billiton and the companies in which the Directors hold or held positions and concluded that in all cases the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of the BHP Billiton Group.

Some of the Directors hold cross-directorships. Mr Don Argus and Mr Jacques Nasser are both directors of Brambles Industries Limited and Brambles Industries Plc, and are both members of the International Advisory Council of Allianz Aktiengesellschaft. Dr John Schubert and Mr Paul Anderson are both directors of Qantas Airways Limited. The Board has assessed each of these relationships and in all cases concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or the Directors’ ability to act in the best interests of the BHP Billiton Group.

Executive Directors

The four executive Directors, Mr Charles Goodyear, Mr Marius Kloppers, Mr Chris Lynch and Mr Miklos (Mike) Salamon, are not considered independent because of their executive responsibilities. None of the executive Directors hold directorships in any other company included in the ASX 100 or FTSE 100.

4.4 Terms of appointment

The Board has adopted a letter of appointment that contains the terms on which non-executive Directors will be appointed, including the basis upon which they will be indemnified. A copy of the letter is available at www.bhpbilliton.com/aboutus/governance.

4.5 Induction and training

Each new non-executive Director undertakes an induction program specifically tailored to their needs. A copy of the induction program is available at www.bhpbilliton.com/aboutus/governance

Non-executive Directors participate in the Board’s Training and Development Program, which has been designed to ensure that non-executive Directors update their skills and knowledge to maximise their effectiveness as Directors throughout their tenure.

4.6 Independent advice

The Board and its Committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group’s expense. No Director availed him or herself of this right during the year.

4.7 Remuneration

Details of the remuneration policies and practices of the Group and the remuneration paid to the Directors (executive and non-executive) are set out in section 2 of the Remuneration Report. Shareholders will be invited to consider and to approve the Remuneration Report at the 2006 Annual General Meetings.

4.8 Share ownership and dealing

Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton Shares until they achieve a shareholding equivalent in value to one year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure.

Details of the Shares held by Directors are set out in section 8 of the Remuneration report and the appendix to the Directors’ Report. As at the date of this Annual Report, all of the Directors had met this requirement.

BHP Billiton has a Securities Dealing Code that covers dealings in securities by Directors and senior executives. Directors and senior executives must not deal in Shares or other securities of BHP Billiton during designated prohibited periods and at any time that they have unpublished price sensitive information.

All dealings by Directors in BHP Billiton securities are reported to the Board and to the stock exchanges.

A copy of the Securities Dealing Code can be viewed at www.bhpbilliton.com/aboutus/governance.

4.9 Chairman

The Chairman, Mr Don Argus, is considered by the Board to be independent. He was appointed Chairman of BHP Limited in 1999 and has been Chairman of the Group since 2001.

The Chairman leads the Board and facilitates its work. He is responsible for ensuring that the principles and processes of the Board are maintained, including the provision of accurate, timely and clear information. He encourages debate and constructive criticism. The Chairman, in conjunction with the CEO and Company Secretary, sets agendas for meetings of the Board that focus on the strategic direction and performance of the Group. He commits to and leads Board and individual Director performance assessments. The Chairman has authority to speak and act for the Board and to represent the Board to shareholders. He also presents shareholders’ views to the Board and facilitates the relationship between the Board and the CEO.

Mr Argus is Chairman of Brambles Industries, a company listed on the Australian and London Stock Exchanges. The Board considers that neither his Chairmanship of Brambles, nor any of his other commitments (set out in the Related parties section of this Annual Report), interfere with the discharge of his responsibilities to BHP Billiton. The Board is satisfied that he makes sufficient time available to serve BHP Billiton effectively.

The Group does not have a Deputy Chairman but has identified Dr John Schubert to act as Chairman should the need arise at short notice.

4.10 Senior Independent Director

The Board has appointed Dr John Buchanan as the Senior Independent Director of BHP Billiton Plc. Dr Buchanan is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO.

4.11 Company Secretary

Ms Karen Wood is Group Company Secretary of BHP Billiton. Ms Wood is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. She is also responsible to the Board for ensuring that Board procedures are complied with and advises the Board on governance matters. All Directors have access to her advice and services. Independent advisory services are retained by her office at the request of the Board or Board Committees. Ms Wood is supported by Mr Robert Franklin, who is Company Secretary of BHP Billiton Plc, and Ms Jane McAloon, who is Company Secretary of BHP Billiton Limited. The Board appoints and removes the Company Secretaries.

4.12 Meetings

The Board met seven times during the year. Generally, meetings run for two days. Four of those meetings were held in Australia and three in the UK.

Attendance by Directors at Board and Board Committee meetings is set out in the table in section 5.1. The non-executive Directors met three times during the year in the absence of executive Directors and other executives except the Company Secretary.

Members of the Office of the Chief Executive (OCE) and other members of senior management attend meetings of the Board by invitation.

5. Board of Directors – review, re-election and renewal

5.1 Review

The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. Contemporary performance measures are considered an important part of this process.

The Board regularly evaluates the performance of the Board as a whole, its Committees, the Chairman, individual Directors and the governance processes that support Board work.

The performance of the Board is reviewed each year. That review focuses on individual Directors and the Board as a whole in alternate years. The Board assesses the performance of the Committees on an annual basis.

Performance of individual Directors is assessed against a range of dimensions including the ability of the Director to consistently take the perspective of creating shareholder value; to contribute to the development of strategy; to understand the major risks affecting the Group; to provide clear direction to management; to contribute to Board cohesion; to commit the time required to fulfil the role; and listen to and respect the ideas of fellow Directors and members of management.

The process is managed by the Chairman, but feedback on the Chairman’s performance is provided to him by Dr Schubert.

	Board		Risk and Audit		Nomination		Remuneration		Sustainability
	A*	B	A	B	A	B	A	B	A	B
Paul Anderson (1)	1	1	—	—	—	—	—	—	—	—
Don Argus	7	7	—	—	6	6	—	—	—	—
David Brink	7	7	8	7	—	—	—	—	4	4
John Buchanan	7	7	—	—	6	5	6	6	—	—
Michael Chaney (2)	4	4	—	—	—	—	—	—	—	—
Carlos Cordeiro (3)	7	7	—	—	—	—	3	3	—	—
David Crawford	7	7	8	8	—	—	—	—	—	—
E Gail de Planque (4)	5	4	—	—	—	—	1	1	2	2
Charles Goodyear	7	6	—	—	—	—	—	—	1	1
David Jenkins	7	7	8	8	—	—	6	6	—	—
Marius Kloppers (5)	3	3	—	—	—	—	—	—	—	—
Chris Lynch (5)	3	3	—	—	—	—	—	—	—	—
Jacques Nasser (1)	1	1	1	0	—	—	—	—	—	—
Lord Renwick of Clifton (2)	4	3	—	—	2	2	3	3	—	—
Mike Salamon	7	6	—	—	—	—	—	—	1	1
John Schubert	7	7	—	—	6	6	4	4	2	2

Column A - indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B - indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

(1)	Paul Anderson and Jacques Nasser appointed 6 June 2006
(2)	Michael Chaney and Lord Renwick of Clifton retired 25 November 2005
(3)	Carlos Cordeiro attended all meetings during the period, including one meeting by invitation.
(4)	Gail de Planque appointed 19 October 2005.
(5)	Marius Kloppers and Chris Lynch appointed 1 January 2006.
*	Includes two meetings held by teleconference.

5.2 Re-election

The Board has determined that non-executive Directors who have served on the Board for more than nine years from the date of their first election must stand for re-election annually from the first Annual General Meeting after the expiration of their current term. At least one third of the remaining Directors retire at each Annual General Meeting. Directors are not appointed for a fixed term but must submit themselves to shareholders for re-election after three years. The period that Directors have served on the Board and the years in which they were first appointed and last elected are set out in section 4.2.

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

Directors cannot be reappointed if they have reached the age of 70 years, unless that appointment is approved by shareholders in the form of a special resolution. A Director so appointed must retire at the next Annual General Meeting.

5.3 Renewal

The Board plans for its own succession with the assistance of the Nomination Committee. In so doing, the Board:

•	considers the skills, knowledge and experience necessary to allow it to meet the strategic vision for the Group

•	assesses the skills, knowledge and experience currently represented

•	identifies any skills, knowledge and experience not adequately represented and agrees the process necessary to ensure a candidate is selected that brings those traits

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

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

6. Management

The CEO holds delegated authority from the Board to achieve the Corporate Objective, save for those matters the Board has retained for its own decision-making (set out in section 3). In devolving that authority, the CEO has developed an Approvals Framework that delegates authority to Committees and individual members of management. Notwithstanding those further delegations, the CEO remains accountable to the Board for the authority delegated to him.

6.1 Office of the Chief Executive

The CEO has established the Office of the Chief Executive (OCE) to assist him in exercising his authority. The role of the OCE is to provide advice to the CEO on matters that are strategic and long term in nature or have the potential to significantly impact the Group. It determines key Group-wide policies including the Charter, Guide to Business Conduct, the Sustainable Development Policy and the Human Resources Strategy and the Enterprise – Wide Risk Management Policy.

The members of the OCE are:

•	Chip Goodyear, Chief Executive Officer and executive Director (Chair)

•	John Fast, Chief Legal Counsel and Head of External Affairs

•	Robert Kirkby, Executive President

•	Marius Kloppers, Group President, Non-Ferrous Materials and executive Director

•	Chris Lynch, Group President Carbon Steel Materials and executive Director

•	Marcus Randolph, Chief Organisation Development Officer

•	Mike Salamon, Executive President and executive Director

•	Alex Vanselow, Chief Financial Officer

•	Karen Wood, Special Advisor and Head of Group Secretariat

•	J Michael Yeager, Group President Energy

Mr Mike Salamon will retire from the Group on 26 October 2006 and Mr Bob Kirkby on 31 December 2006. Mr Philip Aiken, President UK, has retired from the OCE and will retire from the Group on 31 December 2006.

6.2 Other management committees

The CEO draws on the work of other Committees, including the Executive Committee, Financial Risk Management Committee (FRMC) and the Investment Risk Committee (IRC). During the year the roles of the Executive and Operating Committees were reviewed and a single new Executive Committee was formed. The purpose of the Executive Committee is to assist the CEO to increase the value of the Group by achieving agreed operational outcomes consistent with the Corporate Objective. The Committee’s role is to provide feedback and advice to the CEO on operational issues, provide leadership by identifying and addressing Group-wide operating issues, prioritise Group improvement activities, implement Group-wide policy as determined by the OCE, provide direction and priorities for the Group’s support functions and participate in strategy development.

The FRMC monitors the Group’s financial risk management policies and exposures and approves financial transactions within the scope of its authority. The IRC oversees the management approval processes for major investments, which are designed to ensure that investments are aligned to the Group’s agreed strategies and values; risks are identified and evaluated; investments are fully optimised to produce the maximum shareholder value within an acceptable risk framework; and appropriate risk management strategies are pursued.

The members of the Executive Committee are:

•	Robert Kirkby, Executive President (Chair)

•	Ian Ashby, President and Chief Operating Officer, WA Iron Ore

•	Peter Beaven, President Manganese

•	Alberto Calderon, President Diamonds and Specialty Products

•	Diego Hernandez, President Base Metals

•	Graeme Hunt, President Aluminium

•	Marius Kloppers, Group President, Non-Ferrous Materials and executive Director

•	Chris Lynch, Group President Carbon Steel Materials and executive Director

•	Rebecca McDonald, President Gas and Power

•	David Murray, President Metallurgical Coal

•	Chris Pointon, President Stainless Steel Materials

•	Tom Schutte, President Marketing

•	Mahomed Seedat, President Energy Coal

•	J Michael Yeager, Group President Energy

The names and biographical details of members of the OCE and Executive Committee are set out below.

Charles Goodyear BSc, MBA, FCPA, 48

Chief Executive Officer and executive Director

Chairman of the OCE

Charles Goodyear joined the Group as Chief Financial Officer in 1999. He was appointed to the Boards of BHP Billiton Limited and BHP Billiton Plc in November 2001 and as Chief Executive Officer in January 2003. He previously held positions of Chief Development Officer and of Chief Financial Officer. He is a former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc, and has extensive financial, corporate restructuring and merger and acquisition experience. He is a Member of ICMM and the National Petroleum Council.

Ian R Ashby BEng Mining (Melbourne University), 48

President and Chief Operating Officer, WA Iron Ore

Member of the Executive Committee

Ian Ashby joined the group in 1987. He was appointed President and Chief Operating Officer WA Iron Ore in March 2005 and a member of the Executive Committee in April 2006 . Prior to that he had worked in numerous roles in the Base Metals group including Vice President and Chief Operating Officer 2003-04, Vice President Joint Ventures and Work Out Assets 2002-03, and Project Director Escondida Phase 4 Expansion 2001-02. He has worked in broad range of operating and project roles across the Group. He is a Vice President of the Chamber of Minerals and Energy of Western Australia.

Peter Beaven BAcc, Chartered Accountant (South Africa), 39

President Manganese

Member of the Executive Committee

Peter Beaven joined the Group in 2002. He was appointed President Manganese in October 2005 and appointed a member of the Executive Committee in December 2005. He was previously Vice President Strategy and Business Development for Carbon Steel Materials. Prior to this he was executive Director in the Investment Banking division at UBS. Previously, he worked at BHP being responsible for various disposals, mergers and acquisition projects, having joined BHP from Dresdner Kleinwort Benson’s Investment Banking Division in London.

Alberto Calderon PhD Econ, M Phil Econ – Yale University, JD Law, BA Econ – Andes University, 46

President Diamonds and Specialty Products

Member of the Executive Committee

Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006. Prior to this, he was President of Cerrejón Coal Company from July 2002. His previous positions include President of Ecopetrol, General Manager of the Power Company of Bogota and various senior roles in investment banking and in the Colombian Government.

John Fast BEc (Hons), LLB (Hons), F Fin, 56

Chief Legal Counsel and Head of External Affairs

Member of the OCE, Investment Risk Committee and Disclosure Committee

John Fast joined the Group as Vice President and Chief Legal Counsel in December 1999, and was appointed Head of Asset Protection in July 2001 and Head of External Affairs (Government Relations) in January 2003. He is a Director of the Medical Research Foundation for Women and Babies (Australia), Chairman of the Rotary Indigenous Australian Tertiary Scholarship Advisory Board, a member of the Takeovers Panel (Australia), a member of the Strategic Advisory Board to The University of Melbourne Law School’s Graduate Program, a Fellow of the Financial Services Institute of Australasia, a member of the Markets Policy Group of that Institute, and a member of the Law Institute of Victoria, a member of the General Counsel 100 (UK) and a member of the Metropolitan Corporate Counsel (USA). Before joining BHP Billiton, he was the Senior Commercial Partner at the law firm Arnold Bloch Leibler.

Diego Hernandez Civil Mining Engineer, Ecole Nationale Supérieure des Mines de Paris, 57

President Base Metals

Member of the Executive Committee

Diego Hernandez joined the Group as President Base Metals in April 2004. Chairman of Escondida, he was previously executive Director, CVRD Non Ferrous Division and has extensive experience in the resources sector in South America. His previous positions include President and Chief Executive Officer Compañía Minera Collahuasi, Technical Director Rio Tinto Brazil, Chief Executive Officer Minera Mantos Blancos, and a number of management roles in Anglo American South America.

Graeme Hunt BMet, MBA, FAusIMM, London Business School – Senior Executive Programme, 49

President Aluminium

Member of the Executive Committee

Graeme Hunt joined the Group in 1975 and was appointed President Aluminium in April 2006. He was previously President Iron Ore, President Western Australia Iron Ore, Vice President Portfolio Restructuring Strategy BHP Corporate, Group General Manager BHP Manganese, and General Manager Port Kembla Coal Terminal Ltd. Prior to this he held roles in the Transport and Steel divisions of the Group.

Robert Kirkby BE Civil (Hons), Harvard Business School – Advanced Management Program, 59

Executive President

Chairman of the Executive Committee and member of the OCE

Robert Kirkby joined the Group in 1978 and was appointed Group President Carbon Steel Materials in March 2004 and Executive President in April 2006. He was previously President Carbon Steel Materials, Chief Operating Officer, BHP Minerals, President BHP Steelmaking and Energy, Group General Manager and Chief Executive Officer BHP Coal, Group General Manager and Chief Operating Officer of various divisions in BHP Steel, and General Manager Newman-BHP Minerals.

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 44

Group President Non-Ferrous Materials and executive Director

Member of the OCE, Executive Committee, Financial Risk Management Committee and Investment Risk Committee

Marius Kloppers has been active in the mining and resources industry since 1993 and was appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium. His previous career was as a consultant with McKinsey Inc.

Chris Lynch BComm, MBA, FCPA, 52

Group President Carbon Steel Materials and executive Director

Member of the OCE and Executive Committee

Chris Lynch joined the Group in 2000 as Chief Financial Officer of the Minerals Group and was appointed Chief Financial Officer in September 2001, executive Director in January 2006 and Group President Carbon Steel Materials in April 2006. He was Vice President and Chief Information Officer for Alcoa Inc based in Pittsburgh, US, and Chief Financial Officer, Alcoa Europe located in Lausanne, Switzerland. He was also Managing Director KAAL Australia Ltd, a joint venture company formed by Alcoa Inc and Kobe Steel, Manager Financial Risk and Treasury Operations for Alcoa Inc in Pittsburgh, US, and Corporate Accounting Manager at Alcoa of Australia Ltd.

Rebecca McDonald BSc, 54

President Gas and Power

Member of the Executive Committee

Rebecca McDonald joined the Group as President Gas and Power in March 2004. She was previously President of the Houston Museum of Natural Science, Chairman and Chief Executive Officer of Enron Global Assets after a long career at Amoco, where her last role was President and Chief Executive Officer of Amoco Energy Development Company. She is an independent Director of Granite Construction and BOC Group.

David (Dave) Murray BSc (Civil Engineering) University of Natal, South Africa; Post Grad Dip (Mining), University of Pretoria, South Africa; Advanced Executive Program UNISA, 51

President Metallurgical Coal

Member of the Executive Committee

From 1978 until 1999 David Murray worked for the Trans-Natal Coal Corporation/Ingwe Coal Corporation, progressing through various operational, project and managerial positions. In 1993 he was appointed Managing Director Trans-Natal Coal Corporation then appointed Chief Executive of Billiton Coal in 1999. He moved to Australia in 2001 as CEO of the newly formed BHP Billiton Mitsubishi Alliance. In 2005, he moved into his current role as President Metallurgical Coal within Carbon Steel Materials.

Chris Pointon BSc (Chemistry & Earth Sciences), PhD (Geology), 58

President Stainless Steel Materials

Member of the Executive Committee

Chris Pointon was appointed President Stainless Steel Materials in June 2001. He was previously Chief Executive Officer, Nickel and Chrome for Billiton Plc and Managing Director of QNI Ltd. He has over 20 years of global experience as a mining executive, in particular in senior management in Nickel since 1996.

Marcus Randolph BSc, MBA Harvard Business School, 50

Chief Organisation Development Officer

Member of the OCE

Marcus Randolph was previously President, Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto Plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporacion Minera Nor Peru. Asarco Inc, and various mine operating positions in the US with Asarco Inc.

Miklos (Mike) Salamon BSc Mining Engineering, MBA, 51

Executive President and executive Director

Member of the OCE and Investment Risk Committee

Mike Salamon was appointed an executive Director in February 2003 and Executive President in January 2006. He was Group President Non-Ferrous Materials (consisting of Aluminium, Base Metals and Stainless Steel Materials). He is Chairman of Samancor and a Director of Cerro Matoso. From July 1997 to June 2001 he was an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium and is a former Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus.

Tom Schutte CA (SA) (CAISA), Certificate in the Theory of Accountancy, BComm (Hons), Accountancy, BComm Accounting, 41

President Marketing

Member of the Executive Committee

Tom Schutte has worked in the mining and resources industry since June 1990. Appointed President Marketing in December 2005, he was previously Chief Financial Officer Commercial, BHP Billiton Marketing, Marketing Director Billiton Manganese, Commercial and Development Manager, Samancor Manganese, and Financial Consultant, Gencor Corporate Finance. He started his career with Coopers and Lybrand.

Mahomed Seedat BEc (Electrical), MDP Harvard, PMD UNISA, 50

President Energy Coal

Member of the Executive Committee

Mahomed Seedat was appointed President Energy Coal in January 2005. He previously held the positions of President and Chief Operating Officer Ingwe Collieries, President and Chief Operating Officer Aluminium Southern Africa with responsibility for the operations at the Hillside and Bayside aluminium smelters in Richards Bay, South Africa and the Mozal aluminium smelter in Maputo, Mozambique. His former roles in the Aluminium Customer Sector Group include Engineering Manager, Maintenance Manager and General Manager of the Hillside Aluminium Smelter in Richards Bay. His previous career was in the coal industry with Amcoal, where he held various positions at its collieries.

Alex Vanselow BComm, Wharton AMP, 43

Chief Financial Officer

Member of the OCE and Chairman of the Investment Risk Committee and Financial Risk Management Committee and member of the Disclosure Committee

Alex Vanselow joined the Group in 1989 and was appointed President Aluminium in March 2004. He was previously Chief Financial Officer of Aluminium, Vice President Finance and Chief Financial Officer of Orinoco Iron CA and Manager Accounting and Control BHP Iron Ore. His prior career was with Arthur Andersen.

Karen Wood BEd, LLB (Hons), FCIS, 50

Special Advisor and Head of Group Secretariat

Member of the OCE and Chairman of the Global Ethics Panel, the Disclosure Committee and the US Disclosure Controls Committee

Karen Wood was appointed Company Secretary of BHP Billiton Limited and BHP Billiton Plc in June 2001 and was appointed Special Advisor and Head of Group Secretariat in December 2005. She is a member of the Takeovers Panel (Australia), the Business Regulatory Advisory Group (Australia) and the JD (Juris Doctor) Advisory Board of the University of Melbourne, a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited.

J Michael Yeager BSc, MSc, 53

Group President Energy

Member of the OCE and Executive Committee

J Michael Yeager joined the Group in April 2006 as Group President Energy. He was previously Vice President, ExxonMobil Development Company with responsibility for major joint venture projects. Other previous roles include Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the US.

7. Business conduct

The BHP Billiton Group has published a Guide to Business Conduct, which is available in eight languages. The Guide reflects the Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally; interacting with communities, governments and business partners; and general workplace behaviour. The Guide outlines BHP Billiton’s position on a wide range of ethical and legal issues including conflicts of interest, financial inducements, bribery, trading in securities and political contributions. The Guide applies to Directors and to all employees, regardless of their position or location. Consultants, contractors and business partners are also expected to act in accordance with the Guide. The Guide can be found at the Group’s website at www.bhpbilliton.com/aboutus/governance.

BHP Billiton has established regional helplines so that employees can seek guidance or express concerns on Group related issues. Reports can be made anonymously and without fear of retaliation. A fraud hotline facility is available for reporting cases of suspected misappropriations, fraud, bribery or corruption. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Further information on the Business Conduct Helpline and fraud hotline can be found in the BHP Billiton Guide to Business Conduct.

The BHP Billiton Group maintains a position of impartiality with respect to party politics. Accordingly, it does not contribute funds to any political party, politician or candidate for public office. It does, however, contribute to the public debate of policy issues that may affect it in the countries in which it operates.

8. Board Committees

The Board has established Committees to assist it in exercising its authority, including monitoring the performance of the Group to gain assurance that progress is being made towards the Corporate Objective within the limits imposed by the Board. The permanent Committees of the Board are the Risk and Audit Committee, the Sustainability Committee, the Nomination Committee and the Remuneration Committee. Ad-hoc Committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference under which authority is delegated by the Board. The terms of reference for each Committee can be found at www.bhpbilliton.com/aboutus/governance.

The office of the Company Secretary provides secretariat services for each of the Committees. Committee meeting agendas, papers and minutes are made available to all members of the Board. Subject to appropriate controls and the overriding scrutiny of the Board, Committee Chairmen are free to use whatever resources they consider necessary to discharge their responsibilities.

Reports from each of the Committees appear below.

8.1 Risk and Audit Committee report

The Risk and Audit Committee (RAC) met eight times during the year. Its members are Mr D A Crawford (Chairman), Dr D C Brink, Dr D A L Jenkins and Mr J Nasser. Mr Nasser joined the Committee during the year following his appointment as a Director. The Board has nominated Mr D A Crawford as the Committee’s financial expert.

Role and focus

The role of the RAC is to assist the Board in monitoring the decisions and actions of the CEO and the Group through its oversight of the integrity of the financial statements and the effectiveness of the system of internal controls and risk management. In performing this role the RAC focuses on; the appointment, remuneration, qualifications, performance and independence of the External Auditor, and the integrity of the audit process as a whole; the effectiveness of the systems of internal control and risk management; the performance and leadership of the role of the Vice President Risk Management and Assurance and of the internal audit function; compliance with legal and statutory requirements; and compliance by management with constraints imposed by the Board.

Activities undertaken during the year

Integrity	of financial statements

The RAC assists the Board in assuring the integrity of the financial statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of, and changes to, accounting policies and practices, areas of judgement, compliance with Accounting Standards, stock exchange and legal requirements and the results of the external audit. It reviews the half yearly and annual financial statements and makes recommendations on specific actions or decisions (including formal adoption of the financial statements and reports) the Board should consider in order to maintain the integrity of the financial statements. From time to time the Board may delegate authority to the RAC to approve the release of the statements to the stock exchanges, shareholders and the financial community.

The CEO and CFO have certified that the 2006 financial statements present a true and fair view, in all material respects, of BHP Billiton’s financial condition and operating results and are in accordance with applicable regulatory requirements.

Managing the relationship with the External Auditor

The RAC manages the relationship between the Group and the External Auditor on behalf of the Board. It recommends to the Board potential auditors for appointment and the terms of engagement, including remuneration. In December 2003, the Board, on the recommendation of the RAC, approved the appointment of KPMG. Shareholders are asked to approve reappointment of the auditors each year in the UK.

The RAC evaluates the performance of the External Auditor during its term of appointment against specified criteria including delivering value to shareholders and the Group. BHP Billiton is committed to auditor independence and the RAC reviews the integrity, independence and objectivity of the External Auditor. This review includes:

•	confirming that the External Auditor is, in its professional judgement, independent of the Group

•	obtaining from the External Auditor an account of all relationships between the External Auditor and the Group

•	monitoring the number of former employees of the External Auditor currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the External Auditor’s judgement or independence

•	considering whether the various relationships between the Group and the External Auditor collectively impair, or appear to impair, the External Auditor’s judgement or independence

•	determining whether the compensation of individuals employed by the External Auditor who conduct the audit is tied to the provision of non-audit services and, if so, whether this impairs, or appears to impair, the External Auditor’s judgement or independence

•	reviewing the economic importance of the Group to the External Auditor and assessing whether that importance impairs, or appears to impair, the External Auditor’s judgement or independence.

The Group audit engagement partner will rotate every five years.

The Group has a policy governing the conduct of non-audit work by the auditors. Under the Non-audit Services Policy the External Auditor cannot provide services where the External Auditor:

•	may be required to audit its own work

•	participates in activities that would normally be undertaken by management

•	is remunerated through a ‘success fee’ structure

•	acts in an advocacy role for BHP Billiton.

This Policy can be viewed at www.bhpbilliton.com/aboutus/governance.

Fees paid to the External Auditor during the year for audit and other services were US$14.71 million, of which 75 per cent comprised audit fees, 14 per cent audit-related fees and 11 per cent taxation and other services. Details of the fees paid are set out in note 4 to the financial statements.

Based on the review by the RAC, the Board is satisfied that the External Auditor is independent.

Effectiveness of systems of internal control and risk management

In delegating authority to the CEO to make the decisions necessary to run the business, the Board has established limits on the manner in which that authority can be exercised. One of the limits is to ensure that there is a system of control in place for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness.

Business risks

The scope of BHP Billiton’s operations and the number of industries in which the Group is engaged mean that a range of factors may impact Group results. Material risks that could negatively affect the Group’s results and performance include:

•	fluctuations in commodity prices and currency exchange rates

•	failure to discover new reserves or enhance existing reserves

•	fewer mineral, oil or gas reserves than our estimates indicate

•	compliance with health, safety and environmental exposures and related regulations

•	land tenure disputes

•	actions by governments in the countries in which we operate

•	risks associated with emerging markets

•	inability to successfully integrate our acquired businesses or recover our investments in exploration and new mining and oil and gas projects

•	increased reliance upon the Chinese market in the event of a slow down in consumption

•	shortages of skilled labour that could negatively impact our operations and expansion plans

•	costs that may increase due to inflationary pressures.

Management of business risks

The principal aim of the system of internal control is to manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets. Although no system of internal control can provide absolute assurance that the business risks will be fully mitigated, the internal control systems are designed to meet the Group’s specific needs and the risks to which it is exposed.

The RAC is responsible for reviewing the internal controls and risk management systems, including:

•	the procedure for identifying business risks and controlling their financial impact on the Group and the operational effectiveness of the policies and procedures related to risk and control

•	the budgeting and forecasting systems, financial reporting systems and controls

•	policies and practices put in place by the CEO for detecting, reporting and preventing fraud, serious breaches of business conduct and whistle-blowing procedures

•	the policies for ensuring compliance with relevant regulatory and legal requirements

•	arrangements for protecting the Group’s ownership of intellectual property and other non-physical assets

•	the operational effectiveness of the Customer Sector Groups’ (CSG) RAC structures

•	the application of the principles of the Turnbull Guidance within the Group, including the adequacy of the internal control systems and allocation of responsibilities for monitoring internal financial controls

•	policies, information systems and procedures for preparation and dissemination of information to shareholders, stock exchanges and the financial community.

Management has put in place a number of key policies, processes and independent controls to provide assurance to the Board and the RAC as to the integrity of the Group’s reporting and effectiveness of its systems of internal control and risk management. The governance assurance diagram below highlights the relationship between the Board and the various controls in the assurance process. Some of the more significant internal control systems include Board and management committees, CSG Risk and Audit Committees, the Enterprise-Wide Risk Management System (EWRM) and Internal Audit.

Governance assurance diagram

CSG Risk and Audit Committees

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, separate Risk and Audit Committees have been established for each of the CSGs and key functional areas. These Committees have been established and operate as Committees of management but are chaired by members of the Board’s RAC or by other external appointees with appropriate skills and experience. They perform an important monitoring function in the overall governance of the Group.

Management reports on significant matters raised at CSG RAC meetings to the Board’s RAC.

Each half year, the President and CFOs of each CSG and each of the Marketing, Shared Services Centres and Treasury functions must review internal controls and provide formal representations to the Vice President Group Accounting and Controller, which are noted by the applicable CSG RAC, assuring compliance with Group policies and procedures and confirming that internal control systems are adequate. These representations are summarised and provided to the Board’s RAC.

Board Committees

The Sustainability Committee of the Board reviews the effectiveness of the internal controls covering health, safety, environment and community risks. Directors also monitor risks and controls through the RAC and the Remuneration Committee.

Management Committees

Management Committees also perform roles in relation to risk and control. Strategic risks and opportunities arising from changes in the Group’s business environment are regularly reviewed by the OCE and discussed by the Board. The FRMC reviews the effectiveness of internal controls relating to commodity price risk, counterparty credit risk, currency risk, financing risk and interest rate risk. Minutes of the OCE and the FRMC are provided to the Board. The IRC provides oversight for investment processes across the Group and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the IRC in relation to major capital projects.

CEO and CFO certification

The CEO and CFO have certified to the Board that the financial statements are founded on a sound system of risk management and internal compliance and that the system is operating efficiently and effectively in all material respects.

During the year the RAC reviewed the Group’s response to the obligations imposed by the US Sarbanes-Oxley Act, and in particular progress in evaluating and documenting internal controls as required by section 404 of the Act, which will apply to the Group in the year ended 30 June 2007.

Enterprise-Wide Risk Management

The Group operates an Enterprise-Wide Risk Management System (EWRM) that forms the cornerstone of the Group’s risk management activities. Its aim is to meet the obligations of the CEO in ensuring a system is in place for identifying and managing risk. Its existence provides the RAC with the assurance that the major risks facing the Group have been identified and assessed, and that there are controls either in place or planned to address these risks. Independent validation is undertaken by Internal Audit. The Group’s EWRM Policy can be found at www.bhpbilliton.com/aboutus/governance.

Internal Audit

BHP Billiton has an Internal Audit function known as Group Audit Services (GAS), which assists with the identification and control of Group business risks. The Board’s RAC reviews the mission and charter of GAS, ensures that it is adequately staffed and that its scope of work is appropriate in light of the key risks facing the Group and the other monitoring functions in place. It also reviews and approves an annual Internal Audit plan.

The role of the Vice President Risk Management and Assurance includes:

•	achievement of GAS objectives, which are:

—	assessment of the design and operating effectiveness of controls governing key operational processes and business risks

—	assessment, independent of management, of the adequacy of the Group’s internal operating and financial controls, systems and practices

—	assisting the Board in meeting its corporate governance and regulatory responsibilities

—	provision of advisory services to management to enhance the control environment and improve business performance

•	enterprise-wide risk management

•	risk management information systems

•	insurance strategy.

The RAC approves the appointment and dismissal of the Vice President Risk Management and Assurance and assesses his or her independence and objectivity. The Vice President Risk Management and Assurance is Mr Stefano Giorgini. He has unfettered access to management and the Board’s RAC.

Review of effectiveness

During the year, the Board conducted reviews of the effectiveness of the Group’s system of internal controls for the financial year and up to the date of this Report in accordance with the Turnbull Guidance and the Principles of Good Corporate Governance published by the Australian Stock Exchange Corporate Governance Council. These reviews, which were overseen by the Board’s RAC, covered financial, operational and compliance controls and risk assessment. Findings and recommendations were reported to the Board.

In addition to considering the key risks facing the Group, the Board reviewed an assessment of the effectiveness of internal controls over the key risks identified through the work of the Board Committees and management Committees described above.

Assessment of RAC performance

During the year the Committee assessed its performance. As a result of that assessment the Board revised the Committee’s terms of reference and increased the number of members.

8.2 Remuneration Committee report

The Remuneration Committee met six times during the year. Its members are Dr J G Buchanan (Chairman), Dr D A L Jenkins, the Hon E G de Planque and Mr C A S Cordeiro. Dr de Planque and Mr Cordeiro were appointed to the Committee during the year succeeding Lord Renwick and Dr J M Schubert. All of the Committee members are independent non-executive Directors. Mr Gordon Clark of Kepler Associates acts as an independent advisor to the Committee. Following a review of its performance conducted during the year, the Committee revised its terms of reference.

Role and focus

The role of the Committee is to assist the Board in its oversight of:

•	the remuneration policy and its specific application to the CEO, the executive Directors and the CEO’s direct reports, and its general application to all Group employees

•	the adoption of annual and longer-term incentive plans

•	the determination of levels of reward to the CEO and approval of reward to the CEO’s direct reports

•	the annual evaluation of the performance of the CEO, by giving guidance to the Group Chairman

•	the communication to shareholders on remuneration policy and the Committee’s work on behalf of the Board

•	the Group’s compliance with applicable legal and regulatory requirements associated with remuneration matters

•	the preparation of the Remuneration Report to be included in the Group’s Annual Report.

Activities undertaken during the year

Full details of the Committee’s work on behalf of the Board are set out in the Remuneration Report in section 1.

8.3 Nomination Committee report

The Nomination Committee met six times during the year. The members of the Committee are Mr D R Argus (Chairman), Dr J G Buchanan and Dr J M Schubert. All members of the Committee are independent non-executive Directors.

Role and focus

The role of the Committee is to assist in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance. It does so by focusing on:

•	reviewing the skills represented on the Board and identifying skills that might be required

•	retaining the services of independent search firms and identifying suitable candidates for the Board (refer to sections 4.2 and 5.3 of this Statement)

•	overseeing the review of the assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election (refer to section 5 of this Statement)

•	communication to shareholders on the work of the Committee on behalf of the Board.

Activities undertaken during the year

There were significant changes to the composition of the Board during the year. Lord Renwick and Mr Michael Chaney retired following the 2005 Annual General Meetings, and the Committee recommended the appointment and election of the Hon Gail de Planque, Mr Paul Anderson and Mr Jacques Nasser as non-executive Directors, and Mr Marius Kloppers and Mr Chris Lynch as executive Directors. The Committee retained the services of Messrs Heidrick and Struggles and Egon Zehnder to assist in the identification of potential candidates.

8.4 Sustainability Committee report

Following a review of its effectiveness, the Sustainability Committee was restructured during the year and the Committee’s terms of reference were revised. The Committee’s members now comprise only non-executive Directors: Dr D C Brink (Chairman), Mr P M Anderson, Dr E G de Planque and Dr J M Schubert. Prof Jim Galvin acted as an advisor to the Committee. The Committee met four times during the year.

Role and focus

The role of the Sustainability Committee is to assist the Board in its oversight of:

•	health, safety, environment and community risks

•	the Group’s compliance with applicable legal and regulatory requirements associated with health, safety, environment and community matters

•	the Group’s performance in relation to health, safety, environment and community matters

•	the performance and leadership of the health, safety and environment function and the sustainable development function

•	the Group’s Annual Sustainability Summary Report

•	the preparation of a report by the Committee to be included in the Annual Report.

Activities undertaken during the year

A comprehensive Sustainability Report and a Sustainability Summary Report are published each year. The Sustainability Summary Report identifies BHP Billiton’s targets for health, safety, environment and community matters and its performance against those targets. The Sustainability Report is published at the same time as the Annual Report and can be found at http://sustainability.bhpbilliton.com/2006/report/.

For an overview of BHP Billiton’s approach to sustainable development, refer to the ‘Business overview’ (Health, Safety, Environment and Community) section of this Annual Report.

9. Conformance with corporate governance standards

BHP Billiton’s compliance with the governance standards in each of the jurisdictions in which it operates is summarised in this Corporate Governance Statement, the Remuneration Report, the Directors’ Report and the financial statements.

The Listing Rules of the UK Listing Authority require UK-listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, which are contained in Section 1 of the Combined Code, and explain the reasons for any non-compliance.

The Listing Rules of the Australian Stock Exchange require Australian-listed companies to report on the extent to which they meet the Best Practice Recommendations published by the Australian Stock Exchange Corporate Governance Council as part of its Principles of Good Corporate Governance (Best Practice Recommendations) and explain the reasons for any non-compliance.

Both the Combined Code and the Best Practice Recommendations require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. BHP Billiton has complied with the provisions set out in Section 1 of the Combined Code. BHP Billiton has complied with the Best Practice Recommendations throughout the financial period and has continued to comply up to the date of this Annual Report.

A checklist summarising BHP Billiton’s compliance with the UK Combined Code and the Best Practice Recommendations has been posted to the website at www.bhpbilliton.com/aboutus/governance.

BHP Billiton Limited and BHP Billiton Plc are registrants of the Securities and Exchange Commission in the US. Both companies are classified as foreign private issuers and both have American Depositary Receipts listed on the New York Stock Exchange (NYSE).

BHP Billiton has reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act (US) including the rules promulgated by the Securities and Exchange Commission and the rules of the NYSE and is satisfied that it complies with those requirements.

Section 303A of the NYSE Listed Company Manual has instituted a broad regime of new corporate governance requirements for NYSE-listed companies. Under the NYSE rules foreign private issuers, such as BHP Billiton Limited and BHP Billiton Plc, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 (Rule 10A-3) and certain notification provisions contained in Section 303A of the Listed Company Manual. Section 303A.11 of the Listed Company Manual, however, requires BHP Billiton to disclose any significant ways in which its corporate governance practices differ from those followed by US-listed companies under the NYSE corporate governance standards. Following a comparison of BHP Billiton’s corporate governance practices with the requirements of Section 303A of the NYSE Listed Company Manual that would otherwise currently apply to foreign private issuers, the following differences were identified:

•	Our Nomination Committee Charter does not include the purpose of developing and recommending to the Board a set of corporate governance principles applicable to the corporation. At BHP Billiton we believe that this task is integral to the governance of the Group and is therefore best dealt with by the Board as a whole.

•	Rule 10A-3 of the Securities Exchange Act of 1934 requires NYSE-listed companies to ensure that their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While BHP Billiton’s Risk and Audit Committee (RAC) is directly responsible for remuneration and oversight of External Auditors, the ultimate responsibility for appointment and retention of External Auditors rests with BHP Billiton’s shareholders, in accordance with Australian and UK law and BHP Billiton’s constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are in turn reported to shareholders.

While the Board of BHP Billiton is satisfied with its level of compliance with the governance requirements in Australia, the UK and the US, it recognises that practices and procedures can always be improved, and that there is merit in continuously reviewing its own standards against those in a variety of jurisdictions. The Board’s program of review will continue throughout the year ahead.

10. Controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2006. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP Billiton in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP Billiton’s management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our management, including the CEO and CFO, have concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

In designing and evaluating our disclosure controls and procedures, our management, including the CEO and CFO, recognise that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluations of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

There have been no changes in our internal control over financial reporting (as that term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the year ended 30 June 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

11. Principal Accountant fees and services

Fees Billed

Refer to note 4 ‘Expenses’ in the financial statements for a description of the fees paid to, and the services provided by, our independent accountants.

Policies and Procedures

We have adopted a policy entitled ‘Provision of Other Services by External Auditors’ covering the Risk and Audit Committee’s pre-approval policies and procedures to maintain the independence of the external auditors. The full policy can be accessed in the BHP Billiton internet site at: www.bhpbilliton.com/aboutus/governance.

In addition to audit services, the external auditor will be permitted to provide other (non-audit) services that are not, and are not perceived to be, in conflict with the role of the external auditor. In accordance with the requirements of the Exchange Act and guidance contained in PCAOB Release 2004-001, certain specific activities are listed in our detailed policy which has been ‘pre-approved’ by our Risk and Audit Committee.

The categories of ‘pre-approved’ services are as follows:

•	Audit services – This is the work that constitutes the agreed scope of the statutory audit and includes the statutory audits of the Group and its entities (including interim reviews). Our Risk and Audit Committee will monitor the Audit services engagements and approve, if necessary, any changes in terms and conditions resulting from changes in audit scope, Group structure or other relevant events.

•	Audit-related/assurance services – This work that is outside the required scope of the statutory audit, but is consistent with the role of the external statutory auditor. This category includes work that is reasonably related to the performance of an audit or review and is a logical extension of the audit or review scope, is of an assurance or compliance nature and is work that the auditors must or are best placed to undertake.

•	Tax services – This work is of a tax nature that does not compromise the independence of the external auditor.

•	Other advisory services – This work is of an advisory nature that does not compromise the independence of the external auditor.

Activities not listed specifically are therefore not ‘pre-approved’ and must be approved by our Risk and Audit Committee prior to engagement, regardless of the dollar value involved. Additionally, any engagement for other services with a value over US$100,000, even if listed as a ‘pre-approved’ service, can only be approved by our Risk and Audit Committee, and all engagements for other services, whether ‘pre-approved’ or not, and regardless of the dollar value involved are reported quarterly to our Risk and Audit Committee.

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

An exception can be made to the above policy where such an exception is in our interests and appropriate arrangements are put in place to ensure the integrity and independence of the external auditor. Any such exception requires the specific prior approval of our Risk and Audit Committee and must be reported to our Board. No exceptions were approved during the year ended 30 June 2006.

In addition, our Risk and Audit Committee approved no services during the year ended 30 June 2006 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Remuneration Report

Glossary of Terms

BHP Billiton	BHP Billiton Limited and BHP Billiton Plc

Board	The Boards of Directors of BHP Billiton

CEO	Chief Executive Officer

Committee	The Remuneration Committee of BHP Billiton

Group	BHP Billiton and its subsidiaries

Key Management Personnel	Executives having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including executive Directors), and non-executive Directors

Current share plans

GIS	Group Incentive Scheme

LTIP	Long –Term Incentive Plan

Legacy share plans

CIP 2001	Co-Investment Plan 2001

ESP 1999/2000	Employee Share Plan 1999 and 2000

MTI 2001	Medium Term Incentive Plan 2001

PSP 2000/2001	Performance Share Plan 2000 and 2001

RSS 2001	Restricted Share Scheme 2001

Share	A fully paid ordinary share in the capital of BHP Billiton

Deferred Share	A nil-priced option or a conditional right to acquire a share issued under the rules of the GIS

Option	A right to acquire a share on payment of an Exercise price issued under the rules of the GIS

Performance Share	A nil-priced option or a conditional right to acquire a share, subject to Performance Hurdles, issued under the rules of the LTIP

Expected Value	Expected value of a share incentive - the average outcome weighted by probability. This measure takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors such as volatility, forfeiture risk, etc

KPI	Key performance indicator – used to measure the performance of the Group, individual businesses and executives in any one year

Market Value	The market value based on closing prices, or, in instances when an executive exercises and sells shares, the actual sale price achieved

1. The Remuneration Committee

1.1 Role

The Committee is committed to the principles of accountability and transparency and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. Operating under delegated authority from the Board, its activities are governed by terms of reference available on BHP Billiton’s website. The Committee focuses on:

•	remuneration policy and its specific application to the CEO, the executive Directors and other executives reporting to the CEO and its general application to all Group employees

•	the formulation and adoption of incentive plans

•	the determination of levels of reward to the CEO, the executive Directors and other executives reporting to the CEO

•	providing guidance to the Chairman on evaluating the performance of the CEO and

•	effective communication with shareholders on the remuneration policy and the Committee’s work on behalf of the Board.

Committee members in 2006

•	John Buchanan, Chairman

•	Carlos Cordeiro (appointed 25 November 2005)

•	David Jenkins

•	Gail de Planque (appointed 26 April 2006)

Lord Renwick and John Schubert retired as members of the Committee on 25 November 2005

Attendees

The Group Chairman, the CEO and the Chief Organisation Development Officer attended meetings by invitation except where matters associated with their own remuneration were considered.

Meetings

The Committee met six times in FY 2006. Attendance at those meetings is set out in section 5.1 of the Corporate Governance Statement.

1.2 Advisers to the Committee

From within the Group, the Committee has access to the advice and views of the CEO (Charles Goodyear), the Chief Organisation Development Officer (Marcus Randolph) and the Special Adviser and Head of Group Secretariat (Karen Wood). The Committee also draws on services from a range of external sources including remuneration consultants. A list of consultants, together with the type of services supplied and whether services are supplied elsewhere in the Group, is available on the Group’s website.

Independent advisers to the Committee

Kepler Associates LLP. Kepler does not provide any other services to the Group.

1.3 Review of effectiveness

The Board appointed consultants Oppeus Pty Limited during the year to conduct an independent review of all committees, including the Remuneration Committee. Their review of the Committee’s effectiveness was completed in November 2005. It concluded that the Committee is well governed and executes its responsibilities effectively. In light of the increasing complexity in remuneration practices, a number of small changes for improvement in the processes and procedures of the Committee were identified. These have been addressed by the Committee and included the enhancement of:

•	information available to the Committee, through better use of information sourced from remuneration reports, industry trends, analyst reports, etc. to keep members abreast of the latest issues and trends

•	channels of communications with internal stakeholders through the Chief Organisation Development Officer and the CEO

•	the effectiveness of the Committee’s meetings, by introducing a pre or post-meeting session without executives and making better use of videoconferencing.

The Committee’s size, at four non-executive Directors, was considered optimal.

1.4 Terms of reference

As part of the review of effectiveness, the Committee’s terms of reference were also evaluated to ensure they remained relevant. As a result, revised terms of reference for the Committee were adopted by the Board at its meeting in June 2006 and are available on the Group’s website. The scope of the revisions mainly related to form rather than substance.

2. Remuneration Policy and Structure

The Committee recognises that the Group operates in a global environment and that its performance depends on the quality of its people. It keeps the remuneration policy under constant review to ensure its ongoing appropriateness.

2.1 Key principles of the Group’s remuneration policy

The key principles of the Group’s remuneration policy are to:

•	provide competitive rewards to attract, motivate and retain highly-skilled executives willing to work around the world

•	apply demanding key performance indicators (KPIs), including financial and non-financial measures of performance

•	link rewards to the creation of value to shareholders

•	ensure remuneration arrangements are equitable and facilitate the deployment of human resources around the Group and

•	limit severance payments on termination to pre-established contractual arrangements that do not commit the Group to making unjustified payments in the event of non-performance.

The Committee is confident that these principles, which were applied in the year under review and will continue to be applied for the FY 2007 and beyond, continue to meet the Group’s objectives.

The Group is committed to a performance-based culture, with a large component of pay linked to performance and a high correlation between Group performance and levels of executive compensation.

The compensation paid and payable to the executive Directors and other Key Management Personnel is disclosed in this Report. It comprises fixed and, apart from non-executive Directors, at risk components. The manner in which these components are determined is outlined in sections 2.2 and 2.3. The actual compensation paid and payable is set out in the tables in section 8.

Service contracts for Key Management Personnel excluding non-executive Directors

It is the Group’s policy that service contracts have no fixed term but are capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to 12 months’ base salary and retirement benefit contributions in lieu of notice. All Key Management Personnel, with the exception of non-executive Directors, have service contracts. These contracts typically outline the components of remuneration paid but do not prescribe how remuneration levels are to be modified from year to year.

2.2 Fixed remuneration

Fixed remuneration is made up of base salary, retirement and other benefits.

Base salary is targeted industry average levels for comparable roles in global companies of similar complexity and size. Market data are used to benchmark salary levels on a global scale, adjusted for local conditions.

Base salaries are set by reference to the scope and nature of the individual’s performance and experience and are reviewed each year. The review takes into account any change in the scope of the role performed by the individual, any changes required to meet the principles of the remuneration policy and our market competitiveness.

Retirement benefits to new entrants are delivered under defined contribution plans. All defined benefit plans have now been closed to new entrants. Employees who participate in these legacy defined benefit plans continue to accrue benefits in such plans for both past and future service unless they have opted to transfer to a defined contribution plan.

Other benefits include health insurance, relocation costs, life assurance, car allowances and tax advisory services as applicable.

No element of remuneration, other than base salary, is pensionable.

2.3 At risk remuneration

The at risk remuneration is geared to Group performance and is made up of short and long-term incentives.

Short-term incentives are delivered under the Group Incentive Scheme (GIS), which rewards individuals for meeting or exceeding KPIs that are set at the beginning of each financial year and are aligned to BHP Billiton’s strategic framework. KPIs include Group and personal objectives and measures. The Committee believes that the setting of KPIs and the relative weightings given to the different categories of KPI effectively incentivises short-term performance.

Executive Directors and Key Management Personnel who are not Directors each have a target cash award of 70 per cent of base salary, which is paid annually.

The performance level achieved against each KPI is measured and awards are calculated and paid according to the level of performance. Details of the Group KPIs for the FY 2006 and the performance level achieved are set out in section 3.

To encourage employee retention and share ownership, the Group matches the cash amount awarded in Deferred Shares and/or Options, which are subject to a two-year vesting period before they can be exercised. If, during the two-year vesting period, an individual resigns without the Committee’s consent or is dismissed for cause, the right to the Deferred Shares and/or Options is forfeited.

Long-term incentives are delivered under the Long Term Incentive Plan (LTIP), which is designed to reward sustainable, long-term performance in a transparent manner. Under the LTIP, individuals are granted Performance Shares, which have a five-year performance period. The number of Performance Shares granted is determined by the Committee.

The number of Performance Shares that an individual will be entitled to at the end of the five years will depend on the extent to which the Performance Hurdle has been met. The Performance Hurdle is described below.

The diversified natural resources industry is capital intensive, cyclical and long term. Outstanding performance comes from accessing high-quality resources, successfully developing new projects and maintaining efficient and safe operations. The Committee believes that, in this environment, success can best be measured by the Group’s total shareholder return (TSR) relative to the TSR of an index of a peer group of companies, weighted 75 per cent to mining and 25 per cent to oil and gas, over a long (five-year) period.

The Performance Hurdle requires BHP Billiton’s TSR over the five-year period to be greater than the weighted average TSR of the index. If BHP Billiton’s TSR is equal to or less than the weighted average TSR of the index, the Performance Hurdle will not be met and no Performance Shares will vest.

For all the Performance Shares to vest, BHP Billiton’s TSR must exceed the weighted average TSR of the index by a specified percentage. The Committee determines the percentage each year. For the 2004, 2005 and 2006 financial years this percentage has been set at 5.5 per cent per annum. This is an annual amount and equates to exceeding the weighted average TSR of the index over the five-year performance period by more than 30 per cent. The Committee and the Board believe that this equates to outstanding (or top decile) performance.

For performance between the weighted average TSR of the index and 5.5 per cent per annum above the index, vesting occurs on a sliding scale. In the event that the Committee does not believe that BHP Billiton’s TSR properly reflects the financial performance of the Group, the Committee retains the discretion to lapse the Performance Shares. It is anticipated that such discretion would only be used in exceptional circumstances.

In any one financial year, a participant cannot be granted Performance Shares that have an Expected Value that exceeds twice their annual base salary. Expected Value has been used because, relative to typical peer group incentive arrangements, the LTIP is long- term (with performance measured over five years), has high performance requirements (top decile ranking for full vesting) and offers no payout at median performance. Kepler Associates LLP have verified that the Expected Value calculation is accurate and appropriate.

Where the Committee retains discretion in relation to the award of any short or long-term incentives, the rules of the GIS and the LTIP require the Committee to exercise that discretion in good faith and acting reasonably.

Participation in the GIS and the LTIP is approved by the Committee and participants are required to hold a minimum number of BHP Billiton shares (Minimum Shareholding Requirement) throughout their period of participation in the schemes. This Minimum Shareholding Requirement is equal to 50 per cent of one year’s base salary, on an after-tax basis.

It is intended that shareholders will be asked at the 2006 Annual General Meetings to approve the introduction of an all-employee share plan. This is viewed as an important tool to enable employees to participate as shareholders in the Group’s success. It will allow employees to purchase BHP Billiton shares at a Market Value of up to US$5,000 per year. Shares held for three years will be matched at no additional cost to the employee. The principal components of the plan, if this authority is granted, are set out in the Notice of Meeting.

3. Group Performance and Key Performance Indicators

Group performance

The performance of the Group relative to the markets in which it operates over the past five years is illustrated by the two charts below. The first compares BHP Billiton’s TSR performance with that of the ASX 100 and the FTSE 100, both of which are broadly-based indices. The second illustrates performance against an index of a peer group of companies, weighted 75 per cent to mining and 25 per cent to oil and gas. The relevant companies are listed in the table in section 9 ‘Appendix’ of this Remuneration Report (see note (7) to the table on that page). The Committee believes that the broadly-based indices and the index of peer group companies are the most appropriate benchmarks for measuring the Group’s performance. For FY 2006, the total return to BHP Billiton Limited shareholders (as measured by the change in share price plus dividends reinvested) was 68 per cent. Over the same period the total return to BHP Billiton Plc shareholders (measured on the same basis) was 60 per cent. (1)

The earnings performance of the Group over the last five years is represented by profit attributable to members of BHP Billiton and is detailed in the table below. (2)

US$M	Profit attributable to members (3)
2006	10,154
2005	6,426
2004	3,510
2003	1,920
2002	1,934

Market price of shares
	BHP Billiton Plc	BHP Billiton Limited
At 30 June 2006	£10.49	A$29.00
Highest price in the year ended 30 June 2006	£12.11 11 May 2006	A$32.00 5 May 2006
Lowest price in the year ended 30 June 2006	£7.22 1 July 2005	A$18.09 1 July 2005

Notes:

(1)	The TSR performance for BHP Billiton Limited is inclusive of the Bonus Share awards relating to BHP Limited (pre-merger) and is adjusted for the demerger of OneSteel Limited, and for both BHP Billiton Limited and BHP Billiton Plc is adjusted for the demerger of BHP Steel Limited (now known as BlueScope Steel Limited).
(2)	The impact on TSR and earnings of the share buy-back program was considered when assessing the relative performance of the Group.
(3)	2006 and 2005 are IFRS. 2004-2002 are UK GAAP. Amounts are stated before exceptional items.

Group Key Performance Indicators

The Group KPIs measure performance in delivering against specific health, safety, environment and community targets and achieving specified levels of performance against financial targets. The KPIs FY 2006 were based on Group, individual business and personal measures and the levels of performance achieved were as follows:

Group KPIs	Level of performance achieved as determined by the Committee
Health, Safety, Environment and Community(1)	Between threshold and target
Shareholder value added	Between threshold and target
Net Present Value added	Below threshold

Levels of performance against each KPI
Threshold	the minimum necessary to qualify for any reward
Target	where the performance requirements are met
Stretch	where the performance requirements are exceeded

Notes:

(1)	Health, Safety, Environment and Community (HSEC) measures include: Total Recordable Injury Frequency Rate (TRIFR); HSEC standards; Group HSEC targets; and behavioural-based systems.

Supplemental bonus

When the Committee assessed performance for FY 2006, it was felt that there was a gap between the GIS awards as calculated and BHP Billiton’s share price performance. It therefore recommended to the Board that an additional cash bonus be paid to executives, which the Board approved. The amount of the additional bonus was capped, in aggregate as a 14 per cent increase to the cost of the

Group’s short-term incentive program, and a 20 per cent maximum increase for individual executives. The CEO was given discretion as to the application. In applying the bonus the CEO took account of the performance of the individual businesses to which the executive was attached. The Board determined the additional bonus amount payable to the CEO and approved an additional bonus equal to 14 per cent of the CEO’s GIS incentive award. The amounts payable to the executive Directors and Key Management Personnel who are not directors are contained in the remuneration tables in section 8 of this Report.

4. Executive Directors

This section contains information relating to the Group’s four executive Directors. Their detailed remuneration is set out in tabular form in section 8 ‘Remuneration tables’ of this Report

Executive Directors serving at the date of this Report and during the year:

1.	Charles Goodyear, Chief Executive Officer

2.	Marius Kloppers, Group President, Non-Ferrous Materials(appointed 1 January 2006)

3.	Chris Lynch, Group President,Carbon Steel Materials(appointed 1 January 2006)

4.	Mike Salamon, Executive President (see note (4) below)

4.1 Summary of remuneration arrangements

This chart illustrates the split between fixed and at risk remuneration for the year ended 30 June 2006. The data on which the chart is based are taken from the remuneration tables in section 8 of this Remuneration Report.

4.2 Short-term incentives (at risk) (1)

	Year ended 30 June 2006			Year ending 30 June 2007
	Cash bonus range (% of base salary)	Actual cash bonus (% of base salary)(2)	Weighting split Group and personal (%)	Cash bonus range (% of base salary)	Weighting split Group and personal (%) (3)
Charles Goodyear	0 – 105	74.2	70/30	0 – 105	40/60
Marius Kloppers	0 – 105	74.0	50/50	0 – 105	40/60
Chris Lynch	0 – 105	69.5	49/51	0 – 105	40/60
Mike Salamon	0 – 105	69.0	70/30	n/a(4)	n/a(4)

Notes:

(1)	This section relates to short-term incentives under the GIS and does not include the supplemental cash bonus to be paid in September 2006.
(2)	Cash bonuses are paid in September following the release of the Group’s annual results. The value is matched with the grant of Deferred Shares and/or Options after shareholder approval at the Annual General Meetings.
(3)	Group measures include KPIs for Financial Performance. Personal measures include KPIs for Operations and Business Processes/Strategy and Growth/People and Leadership/Zero Harm and Sustainable Development.
(4)	Mr Salamon retired as an employee on 1 September 2006 and will be retiring as a Director on 26 October 2006. No bonus will be paid to him in respect of any part of FY 2007.

4.3 Long-term incentives (at risk)

All shares under award form part of the executive Directors at risk remuneration. The extent to which Performance Shares will vest is dependent on the extent to which the Performance Hurdles are met and continuing employment with the Group. A summary of interests in incentive plans including the number of shares awarded in the FY 2006 is shown in section 8 of this Remuneration Report.

4.4 Retirement benefits

Charles Goodyear’s remuneration includes a payment in lieu of a contribution by the Group to a superannuation or pension fund fixed at an annual rate of 48 per cent of base salary. Mr Goodyear may elect to have this paid into a superannuation or pension fund or, instead, to defer receipt, subject to the rules of a Retirement Savings Plan established for this purpose. It allows him to accumulate these annual payments and to defer receipt until after he retires from the Group. It also allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.

If Mr Goodyear dies while still employed, a benefit of four times base salary will be payable to his estate. A spouse’s pension equal to two-thirds of one thirtieth of Mr Goodyear’s pensionable salary at date of death for each year of service from 1 January 2003 to his normal retirement date will be payable for the duration of his spouse’s lifetime. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.

If Mr Goodyear leaves due to incapacity, an ill-health pension of one thirtieth for each year of service from 1 January 2003 to age 60 will be payable for the duration of Mr Goodyear’s lifetime.

In the event of death during ill-health retirement, a spouse’s pension of two thirds of the ill-health pension will be payable for the duration of the spouse’s lifetime. Additionally, a children’s pension equal to 20 per cent of the ill-health pension will be payable for the first child or 33 per cent if there are two or more children, with the resultant pension amounts to be shared equally between the children until each child ceases being in full-time education or reaches the age of 23, whichever occurs first.

Marius Kloppers and Chris Lynch are entitled to participate in the retirement arrangements detailed below for Key Management Personnel, save for Mr Kloppers retaining his previous pension promise of one thirtieth of base salary for each year of service. In lieu of this pension promise, Mr Kloppers has an option for a defined contribution or cash gratuity alternative.

Mike Salamon completed 20 years of service with the Group (and its predecessor companies) on 1 April 2005 and consequently no further pension benefits accrued thereafter other than to reflect changes in his pensionable salary. Mr Salamon retired as an employee on 1 September 2006 and will retire as a Director on 26 October 2006. On retirement, he became entitled to a pension under non-contributory defined benefit pension arrangements set up by BHP Billiton Plc and BHP Billiton Services Jersey Limited. The pension payable equates to two thirds of base salary and has been reduced because payment will commence before the normal retirement age of 60. The reduction penalty is normally 4 per cent per annum where retirement is without consent of the Group and 2 per cent per annum where retirement is with consent of the Group. Mr Salamon’s retirement is with Group consent and at the date of retirement he was 51 years of age. In accordance with the rules of the scheme, all pensions in payment will be indexed in line with the UK Retail Price Index. On death in retirement, a spouse’s pension equal to two thirds of the pension in payment will be payable. Where legislation allows, Mr Salamon has opted to commute the pension described for a cash lump sum as final settlement of the Group’s obligations to him. A summary of his retirement benefits assuming retirement at age 60 (as required by the applicable regulations) is shown in section 8 of this Remuneration Report

4.5 Service contracts and termination provisions

It is the Group’s policy that service contracts for executive Directors have no fixed term but are capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately by making a payment equal to 12 months’ pay in lieu of notice. The service contracts typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year to year.

Name	Employing company	Date of contract	Notice period – Employing company	Notice period – Employee	Termination provisions
Charles Goodyear	BHP Billiton Limited BHP Billiton Plc	21 August 2003	12 months	3 months	On termination, employing company may make a payment in lieu of notice equal to 12 months’ base salary plus retirement benefit contributions for that period.

Marius Kloppers	BHP Billiton Plc	19 February 2001, as amended by 31 August 2004	12 months	6 months	On termination, employing company may make a payment in lieu of notice equal to 12 months’ base salary plus retirement benefit contributions for that period.

Chris Lynch	BHP Billiton Limited	16 August 2006	12 months	6 months	On termination, employing company may make a payment in lieu of notice equal to 12 months’ base salary plus retirement benefit contributions for that period.

Mike Salamon(1)	BHP Billiton Plc BHP Billiton Services Jersey Limited(2)	1 September 2003 1 September 2003	12 months	12 months	On termination, employing company may make a payment in lieu of notice of 12 months, equal to 150 per cent of annual base salary. This reflects market practice at the time the terms were agreed.

Notes:

(1)	Mr Salamon retired as an employee on 1 September 2006 and will be retiring as a Director on 26 October 2006.
(2)	A wholly-owned subsidiary of BHP Billiton Plc.

Entitlements under GIS, the LTIP and Retirement Plans on ceasing employment

The rules of the GIS and LTIP(1) cover any entitlements the executive Directors might have on termination in relation to short and long-term incentives. They outline the circumstances in which the executive Directors (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which the executive Directors would be entitled to a cash bonus payment for the performance year in which they leave the Group. Such circumstances depend on the reason for leaving the Group.

The Committee regards it as an important principle that, where an individual resigns without the Committee’s consent or their employment is terminated for cause, they forfeit the right to both their unvested Deferred Shares and Options and Performance Shares.

Name	GIS and LTIP	Retirement Plans

Charles Goodyear

The rules of the GIS and the LTIP provide that should Mr Goodyear leaves the Group for any reason other than resignation or termination for cause, the following would apply:

•      Deferred Shares and Options already granted would vest in full.

•      He would have a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the commencement of the relevant performance period and would only become exercisable once the Performance Hurdles have been met.

In addition, the Committee has determined that a cash bonus will be paid for the year of departure, calculated according to Mr Goodyear’s performance measured against KPIs and pro-rated to reflect the proportion of the year served.

Any entitlements accrued under the rules of the Retirement Savings Plan at the date of termination.

Marius Kloppers

Entitlements to Deferred Shares and Performance Shares as per Mr Goodyear above.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Kloppers to receive any cash bonus in the event of his departure. That entitlement, if any, will be governed by the rules of the schemes at the date of departure.

Entitlements as per contractual arrangements. Entitled to a defined benefit pension of one thirtieth of pensionable salary per year of service following 1 July 2001 to date of leaving. This defined benefit is payable for each year of service other than for periods where Mr Kloppers has opted to take the defined-contribution or cash equivalent payment in lieu.

Chris Lynch

Entitlements to Deferred Shares and Performance Shares as per Mr Goodyear above.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Lynch to receive any cash bonus in the event of his departure. That entitlement, if any, will be governed by the rules of the schemes at the date of departure.

Any entitlements accrued under the rules of the Retirement Savings Plan and the Australian Superannuation Fund at the date of termination.

Mike Salamon(2)

At retirement, Mr Salamon’s entitlements to Deferred Shares and Performance Shares were the same as per Mr Goodyear above.

Accordingly, his Deferred Shares vested on 1 September 2006 in respect of Mr Salamon’s GIS participation for FY 2006, an amount equal to his GIS cash award will be paid in lieu of the award of Deferred Shares.

Entitlements as per contractual arrangements. The accrued defined benefit pension entitlement will be reduced by 2 per cent per annum for each year until Mr Salamon reaches age 60.

Where legislation allows, Mr Salamon has opted to commute his retirement pension as a lump sum. The lump sum commutation terms were determined by the Group and are based on market conditions as at 31 August 2006.

Notes:

(1)	The GIS and the LTIP rules are available on the Group’s website.
(2)	Mr Salamon’s contractual agreements provide for a 2 per cent reduction in his pension benefit for each year that he retires before age 60 where the retirement is with Group consent.

5. Key Management Personnel (other than Directors)

The Key Management Personnel of the Group, other than Directors, are those executives who have the authority and responsibility for planning, directing and controlling the activities of the Group. The five highest paid executives in the Group are represented amongst the executive Directors and other Key Management Personnel. This section contains information relating to the Group’s Key Management Personnel other than Directors (referred to as ‘executives’).

Key Management Personnel (other than Directors) (1)		Date of appointment to Office of the Chief Executive (OCE) if during the year

Philip Aiken(2)	President – UK

John Fast	Chief Legal Counsel and Head of External Affairs

Robert Kirkby(3)	Executive President

Marcus Randolph	Chief Organisation Development Officer	2 September 2005

Alex Vanselow	Chief Financial Officer	1 April 2006

Karen Wood	Special Adviser and Head of Group Secretariat	8 December 2005

Mike Yeager	Group President Energy	26 April 2006

Notes:

(1)	Mr Kloppers and Mr Lynch were Key Management Personnel prior to their appointment as executive Directors on 1 January 2006.
(2)	Mr Aiken has stepped down from the OCE and will retire from the Group on 31 December 2006.
(3)	Mr Kirkby will retire from the Group on 31 December 2006.

5.1 Remuneration

Total remuneration is divided into two components – fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles that contribute to the Group’s overall profitability and performance.

5.2 Short and long-term incentives

Short and long-term incentives form part of the executives’ at risk remuneration.

Short-term incentives (at risk)(1)

	Year Ended 30 June 2006			Year Ending 30 June 2007
	Cash bonus range (% of base salary)	Actual cash bonus (% of base salary)(2)	Weighting split Group and personal (%)	Cash bonus range (% of base salary)	Weighting split Group and personal (%) (3)
Philip Aiken	0 –105	53.3	25/75	0 –105	30/70
John Fast	0 –105	68.7	40/60	0 –105	30/70
Robert Kirkby	0 –105	67.1	29/71	0 –105	40/60
Marcus Randolph	0 –105	73.7	37/63	0 –105	30/70
Alex Vanselow	0 –105	67.5	50/50	0 –105	30/70
Karen Wood	0 –105	70.1	45/55	0 –105	30/70
Mike Yeager	0 –105	83.2	35/65	0 –105	40/60

Notes:

(1)	This table relates to short-term incentives under the GIS and does not include the supplemental cash bonus to be paid in September 2006.
(2)	Cash bonuses are paid in September following the release of the Group’s annual results. The value is matched with the grant of Deferred Shares and/or Options after shareholder approval at the Annual General Meetings.
(3)	Group measures include KPIs for Financial Performance. Personal measures include KPIs for Operations and Business Processes/Strategy and Growth/People and Leadership/Zero Harm and Sustainable Development.

Long-term incentives (at risk)

All shares under award form part of the executives’ at risk remuneration. The extent to which shares under award will vest is dependent on the extent to which the Performance Hurdles are met and continuing employment within the Group. A summary of executives’ interests in incentive plans, including the number of shares awarded in FY 2006, is shown in section 8.

Hedge arrangements

During the year the Committee implemented a policy governing the use of hedge arrangements for executives. If any executive has a permitted hedge arrangement in place, that arrangement must be disclosed in this Report. Under that policy, it is confirmed that no executive has any hedge arrangement in place. Executives are prohibited from entering into hedge arrangements in relation to unvested shares and options and shares forming part of an executive’s minimum shareholding requirement. A hedge arrangement constitutes a ‘dealing’ under the Group’s Securities Dealing Code. All dealings require advance clearance from specified officers.

5.3 Retirement benefits

For service following 1 January 2003, retirement, death and disability benefits were aligned, where possible, for the executives as set out below.

A defined contribution rate was calculated to target a pension accrual of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60. Allowance for a two-thirds spouse’s pension in retirement plus inflation indexation in payment was also incorporated into the calculations. To deliver the retirement promise, the executive is given a choice of funding vehicles, including the executive’s current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash gratuity in lieu. The aggregate cost to the Group of exercising these funding choices will not exceed the calculated contribution rate for each executive.

Death-in-service and ill-health benefits

A lump sum of four times base salary and a spouse’s pension of two thirds of 2.2 per cent of base salary at death for each year of service from 1 January 2003 to age 60 will be payable. In addition, dependants’ benefits are payable. If the executive leaves due to incapacity, an ill-health pension of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60 will be payable for the duration of the executive’s life. In both cases, periods of service where the executive elects to receive a cash gratuity are excluded.

In the event of death during ill-health retirement, a spouse’s pension of two thirds of the ill-health pension will be payable for the duration of the spouse’s lifetime. Additionally, a children’s pension equal to 20 per cent of the ill-health pension will be payable for the first child or 33 per cent if there are two or more children, with the resultant pension amounts to be shared equally between the children until the child ceases being in full-time education or reaches the age of 23, whichever occurs first.

Benefits accrued by the executive in retirement arrangements before 1 January 2003 will be payable in addition to those described above.

Retirements

Philip Aiken and Robert Kirkby will retire from the Group with effect from 31 December 2006. The terms of their retirement have yet to be finalised. These will be reported in the FY 2007 Remuneration Report.

5.4 Service contracts

It is the Group’s policy that service contracts for executives have no fixed term but are capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately by making a payment equal to 12 months’ pay in lieu of notice. The service contracts typically outline the components of remuneration paid to the executive, but do not prescribe how remuneration levels are to be modified from year to year.

Name	Employing company	Notice period – Employing company	Notice period – Employee	Termination provisions(1)
Philip Aiken(2)	BHP Billiton Limited	12 months	6 months	On termination, the employing company may make a payment in lieu of notice equal to 12 months’ base salary plus the superannuation and retirement benefit contributions for that period.
Robert Kirkby(2)	BHP Billiton Limited	12 months	6 months
Marcus Randolph	BHP Billiton Limited	12 months	6 months
Alex Vanselow	BHP Billiton Mineral Service Company Limited	12 months	6 months
Karen Wood	BHP Billiton Limited	12 months	6 months
Mike Yeager	BHP Billiton Petroleum (Americas) Inc	12 months	6 months

John Fast	BHP Billiton Limited	3 months	3 months	On termination, the employing company may make a payment in lieu of notice equal to three months’ base salary plus a termination payment of 21 months’ base salary.

Notes:

(1)	The Committee has not considered the circumstances in which it would exercise its discretion to allow current executives to maintain any ongoing participation in relation to the long-term incentive schemes in which they participate in the event of their departure. Such entitlements, if any, will be governed by the rules of the schemes at the date of departure.
(2)	Mr Aiken and Mr Kirkby will retire from the Group on 31 December 2006.

6. Non-executive Directors

6.1 Remuneration policy

The aggregate sum available to remunerate non-executive Directors is currently A$3 million.

Shareholder approval will be sought at the 2006 Annual General Meetings to redenominate this sum into US dollars to align it with the reporting currency of the Group and to eliminate any inadvertent breach of the limit due to currency exchange fluctuations.

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

The Board is conscious that just as the Group must set remuneration levels to attract and retain talented executives, so it must ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to contribute effectively to a high-performing Board. Fees for the Chairman and the non-executive Directors were reviewed in July 2006 in accordance with the policy of conducting annual reviews. The Committee took advice from Kepler Associates LLP on fees for the Chairman. The Board took advice from Deloitte & Touche LLP on non-executive Directors’ fees. The accompanying table sets out the fees before and after the 2006 review.

Non-executive Directors are not eligible to participate in any of the Group’s incentive arrangements.

A standard letter of engagement has been developed for non-executive Directors and is available on the Group’s website.

Each non-executive Director is appointed subject to periodic re-election by the shareholders (see sections 5.2 and 5.3 of the Corporate Governance Statement for an explanation of the reappointment process). There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.

Dates of appointment of Directors appear in section 4.1 ‘Membership’ of the Corporate Governance Statement.

Levels of fees and travel allowances for non-executive Directors

	At 1 July	At 1 September
US dollars	2006	2005
Base fee	110,000	100,000
Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	25,000	20,000
Committee Chair:
Risk & Audit	45,000	40,000
Sustainability	30,000	25,000
Remuneration	30,000	25,000
Nomination	No additional fees
Committee Membership
Risk & Audit	25,000	20,000
Sustainability	20,000	15,000
Remuneration	17,000	15,000
Nomination	No additional fees
Travel allowance
Greater than 3 but less than 12 hours	5,000	3,000
Greater than 12 hours	10,000	7,500
Chairman’s remuneration	750,000	700,000

7. Aggregate Directors’ Remuneration

This table sets out the aggregate remuneration of executive and non-executive Directors of BHP Billiton in accordance with the requirements of the UK Companies Act 1985.

US dollars (million)	2006	2005
Emoluments	13	10
Termination payments	—	—
Awards vesting under long-term incentive plans	17	4
Gains on exercise of Options	—	—
Total	30	14

8. Remuneration Tables

The tables that appear in this section have been prepared in accordance with the requirements of the UK Companies Act 1985 and include adjustments to reflect Australian Corporations Act 2001 requirements and relevant accounting standards. The tables contain the amounts paid and payable to the executive Directors and other Key Management Personnel during the year.

Remuneration for the year ended 30 June 2006

Executive Directors who served throughout the year
US dollars		Base salary FIXED	Other bene-fits FIXED	Retirement benefits FIXED	Annual cash bonus AT RISK	Dividend Equivalent Payment Value (1) AT RISK	Value of Deferred Shares (1) AT RISK	Subtotal: UK require- ments(2)	Retire- ment benefits FIXED	Long-term share- based compens- ation (1) AT RISK	Adjustment for Australian require- ments(2) AT RISK	Total: Australian require- ments(2)
Charles	2006	1,580,000	65,930	758,400	1,501,187	53,478	1,010,943	4,969,938	—	1,107,821	433,948	6,511,707
Goodyear	2005	1,312,500	60,801	630,000	1,240,313	291,201	1,060,302	4,595,117	—	552,711	(212,304)	4,935,524
Mike	2006	1,311,001	39,031	—	2,063,695	—	—	3,413,727	—	634,771	855,477	4,903,975
Salamon	2005	1,329,998	148,751	—	1,207,599	150,956	1,044,711	3,882,015	700,243	439,554	(282,732)	4,739,080

Executive Directors who were appointed during the year
US dollars			Base salary FIXED	Other benefits FIXED	Annual cash bonus AT RISK	Dividend equivalent payment value (1) AT RISK	Value of Deferred Shares (1) AT RISK	Subtotal: UK requirements(2)	Retirement benefits FIXED	Long-term share-based compens- ation (1) AT RISK	Adjustment for Australian require- ments(2) AT RISK	Total: Australian requirements(2)
Marius	2006	(3)	457,679	—	433,799	17,967	300,490	1,209,935	180,675	235,683	96,181	1,722,474
Kloppers	2005		See remuneration table below
Chris	2006	(3)	442,653	23,582	407,281	14,509	274,275	1,162,300	153,601	234,319	90,510	1,640,730
Lynch	2005		See remuneration table below

Key Management Personnel (excluding Directors)
US dollars			Base salary FIXED	Other benefits FIXED	Annual cash bonus AT RISK	Dividend equivalent payment value (1) AT RISK	Value of Deferred Shares (1) AT RISK	Subtotal	Retirement benefits FIXED	Long-term share-based compens- ation (1) AT RISK	Adjustment for Australian requirements(2) AT RISK	Total: Australian requirements(2)
Philip	2006		1,036,996	654,459	662,976	30,231	476,232	2,860,894	374,355	472,885	241,398	3,949,532
Aiken	2005		1,012,656	920,606	731,330	110,279	625,190	3,400,061	365,569	328,088	(96,682)	3,997,036
John	2006		738,079	—	649,283	29,606	437,246	1,854,214	264,970	369,787	194,214	2,683,185
Fast	2005		707,053	—	651,832	101,530	557,230	2,017,645	253,832	259,287	(103,939)	2,426,825
Robert	2006		894,021	5,042	768,734	35,053	517,688	2,220,538	327,212	468,298	222,353	3,238,401
Kirkby	2005		828,823	1,296	781,497	108,201	668,076	2,387,893	303,349	281,608	(154,121)	2,818,729
Marius	2006	(4)	915,359	151,645	867,597	35,934	600,980	2,571,515	361,351	471,367	192,362	3,596,595
Kloppers	2005		864,532	157,585	815,409	114,036	705,422	2,656,984	357,244	294,075	(182,713)	3,125,590
Chris	2006	(4)	870,280	23,582	814,562	29,018	548,550	2,285,992	301,987	468,638	181,021	3,237,638
Lynch	2005		792,855	24,268	719,278	105,297	614,887	2,256,585	275,121	291,075	(115,137)	2,707,644
Marcus	2006	(5)	629,048	178,390	617,122	27,939	412,627	1,865,126	213,876	191,336	37,142	2,307,480
Randolph	2005		Not applicable
Alex	2006	(5)	186,846	178,216	144,749	6,582	97,211	613,604	71,001	55,200	7,296	747,101
Vanselow	2005		Not applicable
Karen	2006	(5)	348,779	1,962	267,896	11,819	174,549	805,005	119,980	93,767	18,203	1,036,955
Wood	2005		Not applicable
Mike	2006	(6)	151,667	3,002,928	175,153	1,444	21,328	3,352,520	54,297	45,603	3,451	3,455,871
Yeager	2005		Not applicable

Notes:

(1)	For these categories actual values cannot be calculated at the time of the preparation of this report and accordingly estimated values have been used.
(2)	UK Requirements: UK Companies Act 1985. Australian Requirements: Australian Corporations Act 2001 and relevant accounting standards.
(3)	Fixed remuneration shown is the actual remuneration paid or payable after Mr Kloppers’ and Mr Lynch’s appointment as executive Directors on 1 January 2006. At risk remuneration elements have been pro-rated to reflect the proportion of the year served as executive Directors.
(4)	For Mr Kloppers and Mr Lynch, remuneration shown in this table is the total for FY2006. Their total remuneration for the proportion of the year before their appointment as executive Directors was US$1,874,121 for Mr Kloppers and US$1,596,908 for Mr Lynch.
(5)	For Messrs Randolph and Vanselow and Ms Wood, fixed remuneration is the actual remuneration paid or payable after their appointment to the OCE. The at risk remuneration has been pro-rated to reflect the proportion of the year served on the OCE. Their total remuneration for the year is: Mr Randolph US$2,734,752, Mr Vanselow US$2,309,375 and Ms Wood US$1,732,127.
(6)	Mr Yeager’s Other benefits includes reimbursement of the value of forfeited options from previous employment. Mr Yeager was appointed to the OCE on joining the Group in April 2006. Fixed remuneration is the actual remuneration paid and payable after his appointment to the OCE; at risk remuneration reflects the proportion of the year served on the OCE.

Further explanation of components of remuneration

Annual cash bonus

The amounts reported include the GIS cash bonus achieved for FY 2006 and the supplemental cash bonus approved by the Board. Mr Salamon was also paid an amount equal to his GIS cash bonus in lieu of Deferred Shares in respect of FY 2006.

Dividend Equivalent Payment value

Participants who are awarded shares under the GIS and the LTIP are entitled to a payment in lieu of dividends. The Dividend Equivalent Payment is equal to the amount that would have been earned over the retention or performance period and will be made on the transfer of shares to the participant. In accordance with the requirements of the UK Companies Act 1985, 100 per cent of the estimated value of Dividend Equivalent Payment in respect of awards of 2006 Deferred Shares has been included in remuneration under the heading ‘Dividend Equivalent Payment value’. Under the requirements of the Australian Corporations Act 2001 and relevant accounting standards the value is included in remuneration over the relevant vesting period of the underlying awards. The difference between the measurement methods is included under the heading ‘Adjustment for Australian requirements’.

Other benefits

Includes medical insurance, professional fees, payout of unused leave entitlements, life assurance-related benefits, reimbursement of loss of options from previous employment, car allowance, relocation allowance and expenses where applicable.

Retirement benefits

Mr Goodyear is entitled to receive 48 per cent of his base salary in the form of retirement benefits. He has elected to defer receipt and participate in the Group’s Retirement Savings Plan.

The estimated benefit in respect of pensions includes contributions payable in respect of defined benefit and defined contribution arrangements and actual/notional contributions (for Mr Salamon and Key Management Personnel other than Directors) that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Salamon are set out in section 8 in this Remuneration Report.

Value of Deferred Shares

The amounts shown represent the estimated fair value of Deferred Shares earned in the year. The fair value of the Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period. The actual Deferred Shares will be awarded to Mr Goodyear, Mr Kloppers and Mr Lynch subject to approval by shareholders at the Annual General Meetings in 2006. Participants in the GIS scheme can elect to receive Options instead of Deferred Shares or a combination of both. In respect of FY 2006 all Key Management Personnel who were eligible to participate elected to receive Deferred Shares. Once awarded (subsequent to meeting KPIs and approval at the Annual General Meetings), the only vesting condition is for participants to remain in the employment of the Group for two further years. Accordingly, the number of shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated value of the Deferred Shares forms part of the at risk remuneration appearing throughout the Report.

Long-term share-based compensation

The amount in respect of long-term share-based compensation represents the estimated value of Performance Shares granted under the LTIP and, prior to 2004, the GIS. The estimated fair value has been independently determined using a Monte Carlo simulation methodology taking account of Performance Hurdles, the exercise price, the term of the award, the impact of dilution, the non-tradeable nature of the award, the share price at grant date and expected price volatility of the underlying share and the risk-free interest rate for the term of the award. Details of outstanding awards and awards vesting in the year are set out in the tables below. The estimated fair value of the award made in any year is allocated in equal amounts to each of the years during the vesting period.

The proportion of total remuneration for FY 2006 consisting of Options awarded under the GIS to Mr Goodyear is 2.4 per cent.

Adjustment for Deferred Share vesting period

In accordance with UK Companies Act 1985 requirements, 100 per cent of the estimated fair value of Deferred Shares earned during FY 2006 is included in the remuneration in the column headed ‘Value of Deferred Shares’. Under the requirement of the Australian Corporations Act 2001 and relevant accounting standards, the estimated fair value of the awards for the current and earlier years is to be included in remuneration over the vesting period. The difference between the measurement methods Is included in the column headed ‘Adjustment for Australian Requirements’.

Non-executive Directors
US dollars	Fees	Committee Chair fees	Committee membership fees	Travel allow- ances	Other benefits(1)	Sub total: UK requirements(2)		Retirement benefits(3)	Total: Australian requirement
						2006	2005		2006	2005
Paul Anderson(4)	6,944	—	1,042	3,000	—	10,986	—	—	10,986	—
Don Argus	658,333	—	—	25,500	35,545	719,378	466,847	33,299	752,677	490,235
David Brink	97,500	25,000	20,000	24,500	7,125	174,125	162,924	—	174,125	162,924
John Buchanan	117,500	25,000	—	18,500	9,071	170,071	156,547	—	170,071	156,547
Michael Chaney(5)	38,141	—	—	9,500	—	47,641	103,087	1,977	49,618	107,508
Carlos Cordeiro	97,500	—	8,997	45,500	—	151,997	21,369	—	151,997	21,369
David Crawford	97,500	40,000	—	33,000	8,920	179,420	143,769	7,109	186,529	150,266
David Jenkins	97,506	—	35,000	35,000	13,426	180,932	142,000	—	180,932	142,000
Jacques Nasser(4)	6,944	—	1,389	3,000	—	11,333	—	—	11,333	—
Gail de Planque	70,125	—	10,042	19,500	194	99,861	—	—	99,861	—
Lord Renwick(5)	38,141	—	6,096	12,500	11,607	68,344	107,000	—	68,344	107,000
John Schubert	97,500	—	15,000	25,500	7,434	145,434	116,651	5,805	151,239	121,850

Notes:

(1)	Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director and, where applicable, their spouse.
(2)	UK Requirements: UK Companies Act 1985. Australian Requirements: Australian Corporations Act 2001 and relevant accounting standards.
(3)	BHP Billiton Limited makes superannuation contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.
(4)	Appointed 6 June 2006.
(5)	Retired 25 November 2005.

Interests in incentive plans including the number of shares and options awarded in the financial year ended 30 June 2006

Executive Directors

Charles Goodyear

Scheme						Exercise price(1) (A$)	First exercise date	Expiry date
	At 1 July 2005	Granted	Exercised	Lapsed	At 30 June 2006
GIS 2004 Options	180,613	—	—	—	180,613	15.39	August 2006	August 2009
GIS 2003 Options(2)	320,725	—	—	—	320,725	11.11	24 August 2005	23 August 2008
ESP 2000(3)	722,785	—	—	—	722,785	7.60	3 April 2003	2 April 2010
ESP 1999(3)	351,065	—	—	—	351,065	6.92	23 April 2002	22 April 2009

Scheme	BHP Billiton Limited ordinary shares under award					Vesting date
	At 1 July 2005	Granted(3)	Vested(4)	Lapsed	At 30 June 2006
LTIP 2005 Performance	—	600,000	—	—	600,000	August 2010
LTIP 2004 Performance	500,000	—	—	—	500,000	August 2009
GIS 2005 Deferred	—	76,569	—	—	76,569	August 2007
GIS 2004 Deferred	44,601	—	—	—	44,601	August 2006
GIS 2003 Deferred (5)	28,093	—	28,093	—	—	24 August 2005
GIS 2003 Performance	112,375	—	—	—	112,375	August 2006
GIS 2002 Performance (6)	180,154	—	180,154	—	—	24 August 2005

Total	865,223	676,569	208,247		1,333,545

Marius Kloppers

Scheme	BHP Billiton Plc ordinary shares under award						At 30 June 2006	Vesting date
	At 1 July 2005		Granted(1)	Vested(4)	Lapsed	At date of appointment as executive Director
LTIP 2005 Performance	—		225,000	—	—	225,000	225,000	August 2010
LTIP 2004 Performance	225,000		—	—	—	225,000	225,000	August 2009
GIS 2005 Deferred	—		52,771	—	—	52,771	52,771	August 2007
GIS 2004 Deferred	60,548		—	—	—	60,548	60,548	August 2006
GIS 2003 Deferred(5)	55,378		—	55,378	—	—	—	24 August 2005
GIS 2003 Performance	55,378		—	—	—	55,378	55,378	August 2006
GIS 2002 Performance (6)	119,485		—	119,485	—	—	—	24 August 2005
CIP 2001 (7)	95,295	(8)	—	84,706	10,589	—	—	1 October 2005

Total	611,084		277,771	259,569	10,589	618,697	618,697

Chris Lynch

Scheme	BHP Billiton Limited ordinary shares under award						Vesting date
	At 1 July 2005	Granted(1)	Vested(4)	Lapsed	At date of appointment as executive Director	At 30 June 2006
LTIP 2005 Performance	—	225,000	—	—	225,000	225,000	August 2010
LTIP 2004 Performance	225,000	—	—	—	225,000	225,000	August 2009
GIS 2005 Deferred	—	43,670	—	—	43,670	43,670	August 2007
GIS 2004 Deferred	55,908	—	—	—	55,908	55,908	August 2006
GIS 2003 Deferred (5)	61,010	—	61,010	—	—	—	24 August 2005
GIS 2003 Performance	61,010	—	—	—	61,010	61,010	August 2006
GIS 2002 Performance (6)	117,117	—	117,117	—	—	—	24 August 2005

Total	520,045	268,670	178,127	—	610,588	610,588

Mike Salamon

Scheme	BHP Billiton Plc ordinary shares under award						Vesting date
	At 1 July 2005		Granted(1)	Vested(4)	Lapsed	At 30 June 2006
LTIP 2005 Performance	—		300,000	—	—	300,000	August 2010
LTIP 2004 Performance	300,000		—	—	—	300,000	August 2009
GIS 2005 Deferred	—		73,743	—	—	73,743	August 2007
GIS 2004 Deferred	80,151		—	—	—	80,151	August 2006
GIS 2003 Deferred (5)	89,056		—	89,056	—	—	24 August 2005
GIS 2003 Performance	89,056		—	—	—	89,056	August 2006
GIS 2002 Performance (6)	193,706		—	193,706	—	—	24 August 2005
CIP 2001 (7)	95,295	(8)	—	84,706	10,589	—	1 October 2005

Total	847,264		373,743	367,468	10,589	842,950

Notes:

(1)	Represents the exercise price payable on Options.
(2)	All of the Options issued pursuant to these awards are exercisable.
(3)	The market prices of BHP Billiton Limited and BHP Billiton Plc shares on date of grant (5 December 2005) were A$22.03 and £8.90 respectively. The fair values per Performance Share and Deferred Share were A$6.21/£2.79 and A$18.83/£7.70 respectively. Fair value per Performance Share and Deferred Share was estimated using Monte Carlo simulation and Net Present Value models respectively.
(4)	All vested awards are exercisable. Mr Goodyear has not yet exercised an award over 15,716 shares issued under the 2001 Performance Share Plan, which vested prior to 1 July 2005. The market price of BHP Billiton Limited shares on date of grant, 1 November 2001, was A$8.26. Mr Lynch has not yet exercised an award over 43,592 shares issued under the 2000 Performance Share Plan (market price of BHP Billiton Limited shares on date of grant, 1 November 2000, was A$8.55); an award of 98,603 shares issued under the 2001 Performance Share Plan (market price of BHP Billiton Limited shares on date of grant, 1 November 2001, was A$8.26); an award over 117,117 Performance Shares issued under the 2002 GIS (market price of BHP Billiton Limited shares on date of grant, 12 November 2002, was A$9.37); and an award of 61,010 Deferred Shares issued under the 2003 GIS (market price of BHP Billiton Limited shares on date of grant, 21 November 2003, was A$10.76). All these awards vested prior to 1 July 2005.
(5)	100 per cent of the Deferred Shares vested on 24 August 2005 at the end of the holding period. The BHP Billiton Limited and BHP Billiton Plc market prices were A$20.56 and £8.04 per share respectively.

Mr Goodyear exercised an award over 28,093 shares on 2 September 2005 at a market price of A$20.83. The aggregate gain was A$585,177.

Mr Salamon exercised an award over 48,981 shares on 26 August 2005 at a market price of £8.15; and 40,075 on 1 September 2005 at a market price of £8.465. The aggregate gains were £399,195 and £339,235 respectively.

Mr Kloppers exercised an award over 55,378 shares on 1 September 2005 at a market price of £8.465. The aggregate gain was £468,775.

Mr Lynch had not exercised any of the Deferred Shares as at 30 June 2006.

(6)	The performance period ended on 30 June 2005. Based on the performance measured at the end of the performance period, 100 per cent of the Performance Shares vested on 24 August 2005. The BHP Billiton Limited and BHP Billiton Plc market prices were A$20.56 and £8.04 per share respectively.

Mr Goodyear exercised an award over 180,154 shares on 2 September 2005 at a market price of A$20.83. The aggregate gain was A$3,752,608.

Mr Salamon exercised an award over 106,538 shares on 26 August 2005 at a market price of £8.15; and 87,168 on 1 September 2005 at a market price of £8.465. The aggregate gains were £868,285 and £737,877 respectively.

Mr Kloppers exercised an award over 119,485 shares on 1 September 2005 at a market price of £8.465. The aggregate gain was £1,011,440.

Mr Lynch had not exercised any of his Performance Share awards as at 30 June 2006.

(7)	The second performance period ended on 30 September 2005. The BHP Billiton Limited and BHP Billiton Plc market prices were A$22.25 and £9.16 respectively. Based on performance measured at the end of this performance period, 100 per cent out of a maximum 125 per cent matching shares vested. The remaining 25 per cent lapsed with immediate effect.

Mr Kloppers exercised an award over 84,706 shares on 19 October 2005 at a market price of £7.855. The aggregate gain was £665,366.

Mr Salamon exercised an award over 84,706 shares on 9 December 2005 at a market price of £8.94. The aggregate gain was £757,272.

(8)	Includes 26,471 shares invested by each of Mr Salamon and Mr Kloppers.

Key Management Personnel other than Directors (1) (2)

	At 1 July 2005	Granted	Options Exercised	Shares Vested	Lapsed	At Date of Appointment as KMP if during FY 2006	At 30 June 2006
Philip Aiken
- Shares under award	581,301	269,403	—	227,933	—	—	622,771
John Fast
- Shares under award (3)	490,548	214,575	—	202,839	4,019	—	498,265
Robert Kirkby
- Shares under award	531,500	272,448	—	188,507	2,512	—	612,929
- Partly paid shares	180,534	—	—	—	—		180,534
Marcus Randolph
- Shares under award	313,192	142,199	—	124,697	—	188,495	330,694
Alex Vanselow
- Shares under award	193,651	135,633	—	42,445	—	286,839	286,839
Karen Wood
- Shares under award(3)	190,218	100,462	—	62,903	—	227,777	227,777
Michael Yeager
- Shares under award	—	325,000	—	—	—	—	325,000

Notes:

(1)	Detailed information on the interests of Key Management Personnel other than Directors in incentive plans is set out in note 31 to the financial statements contained in the BHP Billiton Annual Report.
(2)	Key Management Personnel other than Directors have been granted rights over BHP Billiton Limited ordinary shares.
(3)	Mr Fast and Ms Wood have not yet exercised their awards of 96,384 and 25,846 shares respectively under the 2001 Performance Share Plan, which vested prior to 1 July 2005.

Retirement benefits

Executive Directors

Mike Salamon – Defined benefits pension

US dollars
Amount by which the annual pension entitlement has increased during the year ended 30 June 2006 (1)	Total annual pension entitlement as at 30 June 2006	Difference in transfer values (2)(3)	Estimated capital value (transfer value) of total accrued pension
			30 June 2006	30 June 2005
25,488	874,000	4,805,850	14,197,869	9,392,019

Notes:

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation.
(2)	Retirement benefits for Mike Salamon are non-contributory.
(3)	The increase in accrued pension after making an allowance for inflation of 3.3 per cent was (US$2,532) and the transfer value of that increase was (US$41,149). For FY 2005, the increase in accrued pension after making an allowance for inflation of 2.9 per cent was US$42,275 and the transfer value of that increase was US$447,798.

Non-executive Directors

The following table sets out the accrued retirement benefits under the now-closed Retirement Plan of BHP Billiton Limited, together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US dollars
Name	Completed service at 30 June 2006 (years)	Increase in lump sum entitlement during the year (1)	Lump sum entitlement at
			30 June 2006	30 June 2005
Don Argus	9	69,686	1,356,447	1,286,761
Michael Chaney	see note (2) below	4,978	see note (2) below	339,742
David Crawford	12	58,705	419,937	361,232
David Jenkins	6	4,382	224,057	219,675
John Schubert	6	10,529	183,955	173,426

Notes:

(1)	On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual at the date of closure, together with application of the earnings rate and foreign exchange impact.
(2)	Mr Chaney retired on 25 November 2005. Following his retirement Mr Chaney received entitlement payments totalling US$344,720.

8.1 Estimated value range of awards

The maximum possible value of awards yet to vest to be disclosed under the Australian Corporations Act 2001 is not determinable as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at a date that any award is exercised. An estimate of a maximum possible value of awards for Key Management Personnel can be made using the highest share price during FY 2006, which is A$32.00 and £12.11 respectively, multiplied by the number of awards for each scheme. For Options granted to Mr Goodyear, the value is reduced by the exercise price multiplied by the number of Options. The minimum value of awards yet to vest is nil.

9. Appendix

Summary of long-term incentive plans

The long-term incentive plans in which the executive Directors have unvested or unexercised(1) awards at the date of this Report are summarised in the table below.

	LTIP 2005 Performance Shares	LTIP 2004 Performance Shares	GIS 2003 Performance Shares	GIS 2002 Performance Shares (transition year) (2)	MTI 2001 and CIP 2001	PSP 2001 and RSS 2001(2)	ESP 2000(2)
Performance measurement From To	1 July 2005 30 June 2010	1 July 2004 30 June 2009	1 July 2003 30 June 2006	1 July 2002 30 June 2005(3)	1 October 2001 30 September 2005(3)	1 October 2001 30 September 2004	3 April 2000 2 April 2003
Plan status	Performance period not yet concluded	Performance period not yet concluded	Performance period concluded on 30 June 2006 and will vest in August 2006	Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Awards have met Performance Hurdles and have all been exercised	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised
TSR performance condition	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton Limited TSR compared to ASX 100 and global comparator group
Inflationary performance condition	No	No	Yes(4)	Yes	Yes	Yes	No
Vesting schedule (upper and lower range)	<Index: 0% Index +5.5% p.a.: 100% Between Index and Index +5.5% p.a.: Straight-line pro-rata vesting	<Index: 0% Index +5.5% p.a.: 100% Between Index and Index +5.5% p.a.: Straight-line pro-rata vesting	<50th percentile – 0% 85th – 100 percentile - 100%	<50th percentile – 0% 85th – 100 percentile - 100%	<10th position – 0% >4th position – 125%	< 10th position – 0% >4th position – 100%	<41st percentile - 0% >60th percentile -100%
Expiry date if exercisable	August 2015	August 2014	August 2009	August 2008	April 2006	September 2011(5)	April 2010(5)

	LTIP 2005 Performance Shares	LTIP 2004 Performance Shares	GIS 2003 Performance Shares	GIS 2002 Performance Shares (transition year) (2)	MTI 2001 and CIP 2001	PSP 2001 and RSS 2001(2)	ESP 2000(2)
Comparator group: (6)	See note (7)	See note (7)
ASX 100							X
Alcan	X	X	X	X	X	X
Alcoa	X	X	X	X	X	X
Alumina	X	X	X	X	X	X
Anglo American	X	X	X	X	X	X
Arcelor							X
Barrick Gold			X	X	X	X
BG Group	X	X
BP	X	X
Companhia Vale do Rio Doce	X	X	X	X	X	X
ConocoPhillips	X	X	X	X	X	X	X
Corus Group							X
Exxon Mobil	X	X
Falconbridge	X	X	X	X	X	X	X
Freeport-McMoRan	X	X	X	X	X	X	X
Impala	X	X
Inco	X	X	X	X	X	X
LTV							X
Marathon Oil	X	X	X	X	X	X	X
Newmont Mining	X	X	X	X	X	X
Norilsk	X	X
Nucor							X
Phelps Dodge	X	X	X	X	X	X	X
Placer Dome			X	X	X	X
Rio Tinto	X	X	X	X	X	X	X
Shell	X	X
Total	X	X					X
Unocal	X	X	X	X	X	X	X
US Steel							X
Woodside Petroleum	X	X	X	X	X	X	X
Xstrata	X	X	X	X

Further details of all incentive plans, including the number of participants in those plans, are contained in note 23 to the financial statements contained in the BHP Billiton annual report.

Notes:

(1)	Awards under the MTI 2001 and CIP 2001 vested and were exercised during the year ended 30 June 2006. No executive Director retains an interest in the plans.
(2)	Although the awards under this plan have vested, some executive Directors have not yet exercised their awards and still retain an interest in the plan.
(3)	The performance period ended 30 June 2005. 100 per cent of the shares vested.
(4)	The inflationary performance condition will be satisfied if the compound EPS growth for BHP Billiton during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus two percentage points per annum, over the performance period.
(5)	Expiry date will be earlier if employment ceases.
(6)	From publicly available data.
(7)	The peer group of companies forming the weighted index used for the second relative performance chart in section 3 is the same as the comparator group in respect of the 2004 and 2005 LTIP.

Bonus amount for petroleum executives

Oil and gas reserve targets are one of the specific performance measures by which a number of BHP Billiton Petroleum executive’s bonus awards are determined. The extent to which reserve targets contribute to the calculation of the bonus amount vary according to the nature and type of an individual’s job. Typically, reserve targets are used to assess the performance of those people who are directly responsible for the calculation of reserves and for ensuring that technical work is completed and rigorously and properly reported. These people include Asset Team Leaders and the Petroleum Engineering Managers and Chief Petroleum Engineers. As the appraisal and measurement of reserves is a key component of these individual’s jobs, reserves targets are a useful and suitable measure of their performance. In addition, there are some individuals in support roles whose bonuses are indirectly linked to reserve additions. Of the approximately 110 BHP Billiton Petroleum executives who are participants in the GIS, 70 have performance measures linked to reserve targets. Of these, 43 individuals work in petroleum engineering, exploration or asset teams.

Our Global Practice Leader, Reserves and Production has over riding responsibility for the calculation of recorded reserves, and reports to our President Exploration. His specific performance measures for the purpose of bonus awards do not include any component relating to recorded reserves.

Award targets/weightings

For those individuals who have reserve targets as a direct performance measure, the weighting of the targets in their personal scorecards (i.e. the extent to which the measure counts towards their total GIS bonus amount) varies from less than 1% to 14% weighting. The majority of participants have weightings less than 7.5%.

Depending on how individuals and teams perform against their pre-set reserve addition targets, and taking into account the weightings listed above, the impact of achieving either the threshold, target or stretch level of reserve targets can vary an individual’s bonus award. The incentive value attributable to reserve targets for the 70 people mentioned above is US$ nil.

Reserve target setting for fiscal 2007

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

Directors’ Report

The information presented by the Directors in this Directors’ Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries.

Principal activities, state of affairs and business review

A review of the operations of the Group during the financial year, and the expected results of those operations in future financial years, is set out in the Business Overview, the Operating and Financial Review and Prospects section and other material in this Report. Information on the development of the Group and likely developments in future years also appears in those sections of this Report. The Directors believe that to include further information on those matters in this Report would be likely to result in unreasonable prejudice to the Group.

The principal activities of the Group during the 2006 financial year were minerals exploration, development, production and processing (in respect of alumina, aluminium, copper, iron ore, metallurgical coal, energy coal, nickel, manganese ores and alloys, diamonds, titanium minerals and uranium), and oil and gas exploration, development and production.

Significant changes in the state of affairs of the Group that occurred during the 2006 financial year and significant post balance date events are set out below and in the ‘Business overview’ and the ‘Operating and financial review and prospects’ section:

•	BHP Billiton completed a US$2 billion capital management program during financial year 2006. As detailed below, US$1.6 billion was returned to shareholders via an off-market buy-back of BHP Billiton Limited shares at a discount to the market price, with the balance being returned via on-market purchases of BHP Billiton Plc shares.

•	On 24 August 2005, BHP Billiton confirmed a prior announcement that it would permanently close the hot briquetted iron facilities at the Boodarie Iron plant in Western Australia. A charge of US$266 million was made in the accounts for the year ended 30 June 2005, primarily relating to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other associated costs. Following a review of the provision and estimated future closure costs at 30 June 2006, the provision has been reduced by US$10.0 million.

•	In September 2005 during Hurricane Rita, the Chevron-operated Typhoon tension leg platform was severed from its mooring and suffered severe damage. The facility could not be recovered. BHP Billiton holds a 50 per cent interest in Typhoon and a 50 per cent interest in the Boris oil and gas field which was also produced through the Typhoon facility. As a result no further production was realised from these fields.

•	In October 2005, the Wheelarra Joint Venture commenced. This joint venture with four Chinese steel mills secured long-term sales commitments for BHP Billiton’s iron ore products over 25 years. It is comprised of BHP Billiton and wholly-owned subsidiaries of Maanshan Iron and Steel Company Limited; Jiangsu Shagang Group Co. Ltd; Tangshan Iron and Steel (Group) Co. Ltd; Wuhan Iron and Steel (Group) Corporation; ITOCHU Minerals & Energy of Australia; and Mitsui Iron Ore Corporation.

•	In April 2006, BHP Billiton commenced the JFE Western 4 Joint Venture with JFE Steel and BHP Billiton’s existing Yandi joint venture partners, ITOCHU Minerals & Energy of Australia and Mitsui Iron Ore Corporation. The JFE Western 4 Joint Venture involves a sub-lease over the Western 4 deposit within BHP Billiton’s Yandi mine in Western Australia, and aims to combine the partners’ respective areas of expertise to carry out research and development in order to prove the commercial viability of lower channel deposit iron ore.

•	On 26 April 2006, BHP Billiton announced that, following an assessment of ground conditions, it would accelerate a program of decline and stope access rehabilitation at the Cannington silver-lead-zinc mine in Australia from May to November 2006. This impacts production in the southern zone of the mine, while northern zone mining activities remain unaffected. The primary reason for the program is to ensure the safety of employees and contractors, consistent with BHP Billiton’s commitment to Zero Harm. Production is expected to return to normal levels by early 2007 and the program will predominantly impact sales in the first half of the 2007 financial year.

•	On 12 June 2006, BHP Billiton and MMC Norilsk Nickel entered into an alliance to explore and develop mineral resources in the Russian Federation. The formal agreement governing their cooperation provides for joint identification of attractive mineral exploration and development prospects in Russia, to be followed by the establishment of joint local companies to pursue and develop specific projects. These companies will be owned 50 per cent plus one share by MMC Norilsk Nickel and 50 per cent minus one share by BHP Billiton.

No other matter or circumstance has arisen since the end of the 2006 financial year that has significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Group in future years.

The material risks and uncertainties that could affect the Group are described in section 8.1 of the Corporate Governance Statement and the Key Information section under the heading ‘Risk factors’.

Share capital and buy-back programs

As part of its capital management program, BHP Billiton completed an off-market buy-back of US$1.6 billion of BHP Billiton Limited shares during the 2006 financial year. BHP Billiton Limited repurchased 96 million shares, representing 1.6 per cent of the issued share capital of the BHP Billiton Group. These shares were acquired at a price of A$23.45 per share, which represented a discount of 14 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back (being 31 March 2006). The shares purchased were cancelled.

In addition, BHP Billiton Limited has in place an on-market share buy-back program under which up to 349 million shares of BHP Billiton Limited can be purchased on-market and cancelled, which represents less than 10 per cent of BHP Billiton Limited’s issued share capital. BHP Billiton Limited did not make any on-market share purchases during the 2006 financial year.

At the Annual General Meetings held during 2005, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 246,814,700 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. Shareholders will be asked at the 2006 Annual General Meetings to renew this authority.

During the 2006 financial year, 18.8 million ordinary shares in BHP Billiton Plc, with a nominal value of US$0.50 per share and representing 0.76 per cent of BHP Billiton Plc’s issued share capital, were purchased by BHP Billiton Plc. These shares were bought back at an average price of 1,153.56 pence for an aggregate consideration of US$409 million to return value to shareholders under BHP Billiton’s capital management program. This represented a discount to the average BHP Billiton Limited share price over the buy-back period (being 27 April 2006 to 16 May 2006) of 8.8 per cent. The shares purchased are held as treasury shares.

In August 2006, the Group announced a further capital return of US$3 billion to shareholders over the following 18 months through a series of share buy-backs, and it is yet to be decided the extent to which these will be on or off-market. This has commenced with an on-market buy-back in BHP Billiton Plc.

Some executives of BHP Billiton are entitled to options as part of their remuneration arrangements. The Group can satisfy these entitlements either by the acquisition of shares on-market or by the issue of new shares that have been granted during, or since the end of, the financial year. The table entitled ‘Directors and other Key Management Personnel – vested Performance and Deferred Shares and Options’ at the end of this Directors’ Report lists those entitlements.

Results, financial information and going concern

Information about the financial position of the Group is included in the financial statements in this Annual Report. The income statement set out in this Annual Report shows profit attributable to BHP Billiton members of US$10,450 million compared to US$6,396 million in 2005.

Details of the Group’s financial risk management objectives and policies are set out in section 8.1 of the Corporate Governance Statement and note 28 to the financial statements.

The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in the operational business for the foreseeable future and have therefore continued to adopt the going-concern basis in preparing the financial statements.

Directors

The Directors who served during the 2006 financial year were Mr Don Argus, Mr Charles Goodyear, Mr Paul Anderson, Dr David Brink, Dr John Buchanan, Mr Michael Chaney, Lord Renwick of Clifton, Mr Carlos Cordeiro, Mr David Crawford, Dr Gail de Planque, Dr David Jenkins, Mr Marius Kloppers, Mr Chris Lynch, Mr Jacques Nasser, Mr Miklos Salamon and Dr John Schubert. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 4 of the Corporate Governance Statement. These details include the period for which each Director held office up to the date of this Annual Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2003, and the period for which each directorship has been held.

Lord Renwick and Mr Michael Chaney both retired as Directors of BHP Billiton Limited and BHP Billiton Plc with effect from the close of BHP Billiton Limited’s Annual General Meeting on 25 November 2005.

During financial year 2006, the Board appointed the following new Directors of BHP Billiton Limited and BHP Billiton Plc: The Hon. Gail de Planque with effect on 19 October 2005, Mr Marius Kloppers and Mr Chris Lynch with effect on 1 January 2006 and Mr Paul Anderson and Mr Jacques Nasser with effect on 6 June 2006.

The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in sections 4.12 and 5.1 of the Corporate Governance Statement.

Remuneration and share interests

Remuneration

The policy for determining the nature and amount of emoluments of Directors and senior executives of the Group and information about the relationship between that policy and the Group’s performance are set out in sections 2 and 6 of the Remuneration Report.

The remuneration tables contained in section 8 of the Remuneration Report set out the remuneration of each Director of BHP Billiton Limited and BHP Billiton Plc and other Key Management Personnel of the Group (being those executives with authority and responsibility for planning, directing and controlling the activities of the Group, including the five highest paid executives of the Group).

Directors

The table entitled ‘Directors’ share holdings’ at the end of this Directors’ Report sets out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office at 30 June 2006, at the beginning and end of the financial year, and at the date of this Annual Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the non-executive Directors. The rights or options held by executive Directors over shares in BHP Billiton Limited and BHP Billiton Plc are set out in the tables showing interests in incentive plans in section 8 of the Remuneration Report and the table entitled ‘Directors and other Key Management Personnel – vested Performance and Deferred Shares and Options’ at the end of this Directors’ Report.

The Group has not made available to any Director any interest in a registered scheme.

The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003 and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out under the heading ‘Retirement benefits’ in section 8 of the Remuneration Report.

Key Management Personnel (other than Directors)

The table entitled ‘Key Management Personnel’s share holdings (other than Directors)’ at the end of this Directors’ Report sets out the relevant interests held by the Key Management Personnel (other than Directors) in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of the 2006 financial year, and at the date of this Annual Report. Interests held by the Key Management Personnel (other than Directors) under share and option plans are set out in the table showing Key Management Personnel’s (other than Directors) interests in incentive plans in section 8 of the Remuneration Report. Further details of all options and rights held as at the date of this Report (including those issued during or since the end of the financial year), and of shares issued during or since the end of the financial year upon exercise of options and rights, are set out in note 31 to the financial statements in this Annual Report.

Secretaries

Details of the qualifications and experience of Ms Karen Wood, Group Company Secretary and Special Advisor and Head of Group Secretariat, are set out in section 4.2 of the Corporate Governance Statement. Mr Robert Franklin, MA, ACIS, was appointed as Company Secretary of BHP Billiton Plc with effect from 17 July 2006 and the Board will be asked to appoint Ms Jane McAloon, BEc (Hons) LLB FCIS, as Company Secretary of BHP Billiton Limited on 24 October 2006. Each of these Company Secretaries reports to Ms Karen Wood. The following people also act as the company secretaries of either BHP Billiton Limited or BHP Billiton Plc, and report to either Ms Jane McAloon or Mr Robert Franklin in this capacity: Mr Sam Butcher, BEc LLB (Hons) FCIS and Mr Ross Mallett, JD BBus FCIS FCPA, Joint Deputy Company Secretaries BHP Billiton Limited; Ms Elizabeth Hobley, BA (Hons) ACIS, Deputy Company Secretary BHP Billiton Plc; and Mrs Ines Watson, ACIS, Assistant Company Secretary BHP Billiton Plc. Each such individual has experience in a company secretariat role arising from time spent in such roles within BHP Billiton or other large listed companies.

Indemnities and insurance

Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association require each Company to indemnify to the extent permitted by law, each Director, secretary or executive officer of BHP Billiton Limited and BHP Billiton Plc respectively against liability incurred in, or arising out of, the conduct of the business of the Company or the discharge of the duties of the Director, secretary or executive officer. The Directors named in section 4.2 of the Corporate Governance Statement, the executive officers and the company secretaries of BHP Billiton Limited and BHP Billiton Plc have the benefit of this requirement, as do individuals who formerly held one of those positions.

In accordance with this requirement, BHP Billiton Limited and BHP Billiton Plc have entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with each of their respective Directors. The Deeds of Indemnity are qualifying third party indemnity provisions for the purposes of the Companies Act 1985 (UK).

At the 2005 Annual General Meetings, shareholders approved certain amendments to the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association. These included amendments to the indemnity provisions contained in Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association. The terms of the Deeds of Indemnity were also amended to reflect changes in the law in the United Kingdom.

The Group has a policy that it will, as a general rule, support and hold harmless an employee who, while acting in good faith, incurs personal liability to others as a result of working for the Group. In addition, where a person chairs a Customer Sector Group Risk and Audit Committee and that person is not already indemnified as an officer or a Director of BHP Billiton, a policy is in place to indemnify that chairperson in the same manner as officers of BHP Billiton are indemnified. This policy has been approved by the Board.

From time to time the Group engages its External Auditor, KPMG, to conduct non-statutory audit work and provide other services in accordance with the Group’s policy on the provision of other services by the External Auditor. The terms of engagement include an indemnity in favour of KPMG:

•	against all losses, claims, costs, expenses, actions, demands, damages, liabilities or any proceedings (liabilities) incurred by KPMG in respect of third party claims arising from a breach by the Group under the engagement terms, and

•	for all liabilities KPMG has to the Group or any third party as a result of reliance on information provided by the Group that is false, misleading or incomplete.

The Group has insured against amounts that it may be liable to pay to Directors, company secretaries or certain employees pursuant to Rule 146 of the Constitution of BHP Billiton Limited and Article 146 of the Articles of Association of BHP Billiton Plc, or that it otherwise agrees to pay by way of indemnity. The insurance policy also insures Directors, company secretaries and some Group employees against certain liabilities (including legal costs) they may incur in carrying out their duties for the Group.

The Group has paid premiums for this ‘Directors and Officers’ insurance of US$2,988,500 during the year ended 30 June 2006. Some Directors, secretaries and employees contribute to the premium for this insurance.

Employee policies and involvement

The Group’s policy is to encourage and maintain effective communication and consultation between employees and management. To facilitate the Group’s global communications policy, BHP Billiton has a dedicated internal communications division, which manages the release of information to employees across the world. In addition to the regular production and communication of operational and global newsletters, bulletins and staff news releases employees are also regularly invited to briefings by senior management on important issues such as the Group’s strategy and results and health, safety and environmental matters.

BHP Billiton also provides information about issues of importance to employees via its intranet and email facilities. These are important tools for inviting employee feedback and increasing awareness of corporate and financial performance.

In addition, all BHP Billiton employees can access the Group’s Annual Reports and other key publications via the intranet.

All businesses have in place a range of newsletters and other communications activities to ensure that information is shared with employees and feedback is obtained. In addition, some businesses have dedicated intranet sites accessible by the employees working at that business. These intranet sites contain information specific to the business. Staff briefings are conducted regularly. Other consultative mechanisms are also in place to address issues impacting employees, and in addition grievance or disputes procedures apply in all businesses.

BHP Billiton aims to align the interests of employees with those of shareholders. To achieve this alignment nominated employees are invited to participate in employee share schemes. At the 2006 Annual General Meetings shareholders will be asked to approve the introduction of a share scheme in which all employees will be able to participate.

Incentive and bonus schemes operate throughout the Group which include key performance indicators relating to the Company’s overall financial and other performance. Employee share schemes are described in sections 2.3, 4.3, 5.2 and 9 of the Remuneration Report.

The means by which the Group communicates with shareholders is described in section 2 of the Corporate Governance Statement.

BHP Billiton has published its commitment to equality in employment in the Equality in Employment Policy and the Guide to Business Conduct. The Group gives full and fair consideration to applications for employment made by all people. Decisions are based on aptitudes and abilities and not on attributes unrelated to job performance (including disability). Should employees become disabled during employment, they will be considered for available work within their capabilities and, where necessary, retraining. For the purpose of training, career development and promotion, disabled employees are treated in the same way as other employees although reasonable modifications will be made to the physical work environment and other arrangements made as appropriate to meet particular needs arising from a disability.

Environmental performance

Particulars in relation to environmental performance are referred to in the section entitled ‘Performance in relation to environmental regulation’ at the end of this Directors’ Report and in the Sustainability Report available at http://bhpbilliton.com/bb/investorsMedia/reports/annualReports.jsp

Dividends

A final dividend of 18.5 US cents per share will be paid on 27 September 2006. Details of the dividends paid and the dividend policy are set out in the ‘Operating and financial review and prospects’ and ‘Shareholder information’ sections of this Report.

No dividends or distributions were recommended or declared for payment to shareholders but not paid during financial year 2006.

Auditors

A resolution to re-appoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2006 Annual General Meetings in accordance with section 385 of the United Kingdom Companies Act 1985.

A copy of the declaration given by the Group’s External Auditors to the Directors in relation to the auditors’ compliance with the independence requirements of the Australian Corporations Act 2001 and the professional code of conduct for external auditors is set out in the Lead Auditor’s Independence Declaration and Independent Auditors’ Reports located in the financial statements of this Report.

No person who was an officer of BHP Billiton during the financial year was a director or partner of the Group’s External Auditors at a time when the Group’s External Auditors conducted an audit of the Group.

Each person who held the office of Director at the date the Board resolved to approve this Directors’ Report and makes the following statements:

•	so far as the Director is aware, there is no relevant audit information of which the Group’s External Auditors are unaware, and

•	the Director has taken all steps that he or she ought to have taken as a Director to make him or herself aware of any relevant audit information and to establish that the External Auditors are aware of that information.

Non-audit services

Details of the non-audit services undertaken by the Group’s External Auditors, including the amounts paid for non-audit services, are set out in note 4 to the financial statements. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the immaterial nature of non-audit services means that auditor independence was not compromised. Further information about BHP Billiton’s policy in relation to the provision of non-audit services by the auditor is set out in section 8.1 of the Corporate Governance Statement as well as the Principal Accountant Fees and Services section.

Value of land

Much of the Group’s interest in land consists of leases and other rights that permit the working of such land and the erection of buildings and equipment thereon for the purpose of extracting and treating minerals. Such land is mainly carried in the accounts at cost and it is not possible to estimate the market value as this depends on product prices over the long term, which will vary with market conditions.

Political and charitable donations

No political contributions or donations for political purposes were made during the 2006 financial year. The Group made charitable donations in the United Kingdom of US$1,137,333 (cash) (2005: US$1,050,280) and worldwide including in-kind support and administrative cost totalling US$81,286,299 (2005: US$57,383,466).

Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities.

Creditor payment policy

When BHP Billiton enters into a contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. BHP Billiton does not have a specific policy towards its suppliers and does not follow any code or standard practice. However, BHP Billiton settles terms of payment with suppliers when agreeing overall terms of business and seeks to abide by the terms of the contracts to which it is bound. As at 30 June 2006, BHP Billiton Plc (the unconsolidated parent entity) had no trade creditors outstanding and therefore had zero days purchases outstanding in respect of costs, based on the total invoiced by suppliers during the financial year.

Class Order

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in this Directors’ Report and the financial statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with that Class Order.

Proceedings on behalf of BHP Billiton Limited

No proceedings have been brought on behalf of BHP Billiton Limited, nor any application made under section 237 of the Australian Corporations Act 2001.

Annual General Meeting

The 2006 Annual General Meeting for BHP Billiton Limited will be held at the Brisbane Convention Exhibition Centre, corner Merivale and Glenelg Streets, South Bank, Brisbane, Queensland, Australia on Wednesday, 29 November 2006 commencing at 10.30 am. The 2006 Annual General Meeting for BHP Billiton Plc will be held at Royal Horticultural Halls, Lindley Hall, Elverton Street, London, United Kingdom on Thursday, 26 October 2006 commencing at 10.30 am. The notices convening the meetings have been sent to shareholders separately with this Annual Report, together with an explanation of the items of special business to be considered at the meetings.

The Directors’ Report is made in accordance with a resolution of the Board.

Directors’ share holdings

The tables below set out information pertaining to the shares held by Directors in BHP Billiton Limited and BHP Billiton Plc:

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2006	As at 30 June 2005
Paul Anderson (1)	60,000	60,000	101,922
Don Argus (2)	295,995	278,195	203,495
Charles Goodyear (2) (3)	998,755	954,254	746,007
David Brink	—	—	—
John Buchanan	—	—	—
Carlos Cordeiro (4)	6,550	6,550	—
David Crawford (2)	29,127	29,127	29,127
Gail de Planque (5)	1,800	1,800	—
David Jenkins	2,066	2,066	2,066
Marius Kloppers	—	—	—
Chris Lynch	293,198	80,679	80,679
Jacques Nasser (6)	5,600	5,600	—
Miklos Salamon	—	—	—
John Schubert	23,675	23,675	23,675

BHP Billiton Plc shares	As at date of Directors’ Report	As at 30 June 2006	As at 30 June 2005
Paul Anderson	—	—	—
Don Argus	—	—	—
Charles Goodyear (2) (3)	2,000	2,000	2,000
David Brink	50,000	50,000	39,377
John Buchanan	20,000	20,000	4,000
Carlos Cordeiro	—	—	—
David Crawford	—	—	—
Gail de Planque	—	—	—
David Jenkins	10,000	10,000	10,000
Marius Kloppers	440,183	335,333	75,764
Chris Lynch	—	—	—
Jacques Nasser	—	—	—
Miklos Salamon (2)	1,434,686	1,302,085	1,082,324
John Schubert	—	—	—

(1)	20,000 are held in the form of 10,000 American Depositary Shares.
(2)	Includes shares held in the name of spouse and/or nominee.
(3)	82,604 BHP Billiton Limited shares are held in the form of 41,302 American Depositary Shares and 2,000 BHP Billiton Plc shares are held in the form of 1,000 American Depositary Shares.
(4)	Held in the form of 3,275 American Depositary Shares.
(5)	Held in the form of 900 American Depositary Shares.
(6)	Held in the form of 2,800 American Depositary Shares.

Key Management Personnel’s share holdings (other than Directors)

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2006	As at 30 June 2005
Philip Aiken (1)	611,846	544,907	475,092
John Fast (1)(2)	3,595	3,595	3,459
Robert Kirkby (1)	770,102	666,227	640,740
Marcus Randolph	225,437	153,794	74,097
Alex Vanselow	11,466	11,466	2,000
Karen Wood	74,656	11,753	1,033
Mike Yeager	—	—	—

(1)	Includes shares held in the name of spouse and/or nominee.
(2)	Includes 929 shares held by nominee in the form of endowment warrants.

Directors and other Key Management Personnel – vested Performance and Deferred Shares and Options

The table below shows GIS Performance Shares, Deferred Shares and Options held by Directors and other Key Management Personnel that have vested since the end of the financial year but have not been exercised.

	Performance Shares	Deferred Shares	Options
Charles Goodyear	—	—	180,613
Philip Aiken	—	—	—
John Fast	43,826	53,908	—
Robert Kirkby	—	—	—
Marius Kloppers	—	—	—
Chris Lynch	—	—	—
Marcus Randolph	—	—	—
Miklos Salamon	—	—	—
Alex Vanselow	11,087	27,347	—
Karen Wood	16,547	26,631	—
Mike Yeager	—	—	—

Performance in relation to environmental regulation

The Group’s performance in relation to environmental regulation is measured by:

•	the number of prosecutions against, and the quantum of fines incurred by, the Group’s global operations during the financial year, and

•	the number of environmentally significant incidents (including non-compliances) that occurred in the Group’s global operations.

Environmentally significant incidents

An environmentally significant incident is one with a severity rating of 3 or above based on the Group’s internal severity rating scale (tiered from 1 to 5 by increasing severity). The following three significant incidents occurred during the reporting period:

BHP Billiton business	Description of incident	Severity rating
Energy Coal – Optimum Colliery	At the Optimum Colliery, approximately 4,500 ML of mine-impacted water overflowed from a containment dam into the Klein Olifant River and ultimately into the Middelburg Dam. Corrective measures include the installation of berm walls, early warning devices on pumps and an irrigation system. Improvements are being made to the water management system and changes have been made to risk assessment and inspection programs.	3

BHP Billiton business	Description of incident	Severity rating
Petroleum – Liverpool Bay	At the Liverpool Bay Lennox Platform an environmental incident occurred that resulted in a small spill of approximately 0.8 cubic metres of oil. The incident is currently under investigation.	3
Base Metals – Tintaya Mine	An environmental incident occurred at the Tintaya copper mine on 9 December 2005, when a decrease in the pH of a small creek caused the death of fish in a local trout farm connected with the creek. The creek is a tributary of the Tintaya River and the fish farm is used as a bioindicator of the quality of the local waterways. The source of the acidity that led to the decrease in pH was found to be drainage from Tintaya’s oxide plant facilities that had reached the rainwater diversion system.	3

Fines and prosecutions

The following fine was imposed during financial year 2006:

BHP Billiton business	Description of fine or prosecution
Base Metals – Cerro Colorado

As a result of a leach solution incident Cerro Colorado was assessed a fine by the regional authority (COREMA) of US$91,070. The fine was based on:

•      Lack of timely notification of the environmental excursion.

•      Lack of timely submission of an action plan.

•      Non-compliance with EIA commitments for management of leaks or spills of process solution.

Base Metals – Tintaya Mine

As a result of the environmental incident at the Tintaya copper mine described in the previous table, the regulating authority imposed a fine of 170,000 Peruvian soles (US$50,990). The fine was based on:

•      Inadequate control of rainfall runoff; and

•      Affecting the quality of water in the Yanamayo Creek.

Further information about the Group’s performance in relation to environmental regulation can be found in the Sustainability Report, which can be viewed on the Group’s website at http://sustainability.bhpbilliton.com/2006/.

Legal proceedings

We are involved from time to time in legal proceedings and governmental investigations of a character normally incidental to our business, including claims and pending actions against us seeking damages or clarification of legal rights and regulatory inquiries regarding business practices. In many cases, insurance or other indemnification protection afforded to us relates to such claims and may offset the financial impact on the Group of a successful claim.

This section summarises the significant legal proceedings and investigations in which we are currently involved.

Pinal Creek/Miami Wash area

BHP Copper Inc is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona, US. The details of this litigation are set forth under the heading ‘Information on the Company – Health, Safety, Environment and Community – Decommissioning, site rehabilitation and environmental costs’.

Rio Algom Pension Plan

In June 2003, Alexander E Lomas, a retired member of the Pension Plan for Salaried Employees of Rio Algom Mines Limited (Plan), filed a Notice of Application in a representative capacity in the Ontario Superior Court of Justice-Commercial List against Rio Algom Limited (RAL) and the Plan Trustee alleging certain improprieties in their administration of the Plan and use of Plan funds from January 1966 onward.

Based on those allegations, Mr Lomas claims a breach by RAL of its employment contracts with salaried employees, a breach of trust and of the Trust Agreement underlying the Plan, a breach of the Pension Benefits Act of Ontario, and abuse by RAL of both its authority and fiduciary duty.

Mr Lomas makes claims for quantified monetary relief for himself and those Plan members he purports to represent of:

•	US$103.75 million (C$125 million) on account of monies alleged to have been improperly paid out or withheld from the Plan, together with compound interest calculated from the date of each alleged wrongdoing, and

•	punitive, aggravated and exemplary damages in the sum of US$1.66 million (C$2.00 million).

Mr Lomas also makes various claims for non-quantified relief.

Mr Lomas delivered his supporting affidavit in June 2004. RAL subsequently filed its affidavit in response.

Mr Lomas purports to represent members of the defined benefits portion of the Plan. On 19 May 2005, a consent order was obtained compelling Mr Lomas to add all other interested parties to the Application, in particular members of the defined contributions portion of the Plan. The defined contribution members have now been included as parties to this action.

RAL has notified its insurers and other third parties of possible claims against them in respect of the Application.

Class action concerning Cerrejon privatisation

The NGO, Corporacion Colombia Transparente (CCT) brought three separate class actions (Popular Actions numbers 1,029, 1,032 and 1,048) against various defendants in connection with the privatisation of 50 per cent of the Cerrejon Zona Norte mining complex in Colombia in 2002. The complex is currently owned by Cerrejon Zona Norte SA (CZN) and Carbones del Cerrejon LLC (CDC). Our subsidiary Billiton Investment 3 BV owns a 33 per cent share in CDC and our subsidiaries Billiton Investment 3BV and Billiton Investment 8 BV (BHP Billiton Shareholders) collectively own a 33 per cent share in CZN. The BHP Billiton Shareholders have been named as defendants in Action 1,048, and BHP Billiton Company BV, BHP Billiton’s original bidder for the complex, has been named as a defendant in Action 1,029.

BHP Billiton Company BV was served with process in 2005 and filed a response in Action 1,029. None of the BHP Billiton Shareholders have been served with process.

CCT alleges that the defendants failed to comply with the privatisation process and that the offer price for shares in CZN between Stages 1 and 2 of the privatisation process was not correctly adjusted for inflation.

CCT claims that an additional Col$25,487,367,179, which would be an adjustment of the CZN share price and if converted to year 2000 US dollars would yield the amount of approximately US$12,000,000 (our share US$4 million), is due or, in the alternative, a declaration that the privatisation is null and void and forfeiture of the transfer price paid of Col$849,554,231,321, which if converted to year 2000 US dollars would yield the amount of approximately US$400,000,000 (our share approximately US$133 million), and in both instances together with unquantified sanctions including payment of stamp taxes, a 15 per cent recovery for plaintiff and annual default interests at the maximum rate authorised by law.

During the first quarter of 2005, the Council of State applied a new legal interpretation applicable to class actions in Colombia providing that plaintiffs may not file additional class actions based on the same facts and legal arguments as existing actions. As a consequence the court dismissed Action 1,048 and nullified all proceedings in Action 1,029 with effect from 20 May 2004 (the date all additional defendants were joined). All shareholder defendants contend that the nullification means that the service of process in Action 1,029 and respective responses, which would include process served on BHP Billiton Company BV and its response, are null and void.

The plaintiff has appealed the court’s decision in relation to Actions 1,029 and 1,048. The appeal is currently being considered by the Council of State.

Bass Strait – Longford

On 23 November 2004, BHP Billiton Petroleum (Bass Strait) Pty Ltd issued proceedings against the operator of the Gippsland Basin joint venture, Esso Australia Resources Pty Ltd, and Esso Australia Pty Ltd in the Supreme Court of Victoria seeking compensation for the loss and damage suffered by BHP Billiton Petroleum Bass Strait arising from the 25 September 1998 explosion and fire at the Longford facility, Victoria, Australia. The quantum of the claim will be the subject of evidence in the case to be filed in due course. The damages sought include losses in relation to rebuilding and restoring the Longford facilities; additional operating costs incurred after the incident; and lost profits.

On 29 November 2004, Esso Australia Resources Pty Ltd issued proceedings against BHP Billiton Petroleum Bass Strait in the Supreme Court of Victoria, claiming that BHP Billiton Petroleum Bass Strait has wrongfully withheld certain costs in connection with the Longford incident and is seeking damages of approximately US$45 million plus interest and a declaration that Esso’s obligation to pay a A$32.5 million class action settlement sum constitutes joint venture expenditure to be borne equally by Esso and BHP Billiton Petroleum Bass Strait. The class action settlement sum arose from a court approved settlement (reached in late 2004) of all claims in a class action commenced against Esso on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following the Longford incident.

BHP Billiton Petroleum Bass Strait’s proceeding against Esso and Esso’s proceeding against BHP Billiton Petroleum Bass Strait have been consolidated into a single proceeding and will be heard together. Following the consolidation, Esso re-issued its claim, which increased from the above amount to approximately US$61.6 million as at end of June 2005, plus interest. This amounts now includes a half share of the US$25.35 (A$32.5) million class action settlement sum referred to above, plus additional compounding finance charges claimed by Esso on the amounts alleged to have been withheld by BHP Billiton Petroleum Bass Strait up to June 2005.

Esso has joined BHP Billiton Petroleum (North West Shelf) Pty Ltd as a third party to the proceedings. BHP Billiton Petroleum North West Shelf originally held the Gippsland Basin joint venture interest before assigning it to BHP Billiton Petroleum Bass Strait.

Bass Strait – Minerva gas field development

On 4 April 2002, BHP Billiton Petroleum Pty Ltd, as operator on behalf of BHP Billiton Petroleum (Victoria) Pty Ltd (90 per cent) and Santos (BOL) Pty Ltd (10 per cent) (collectively the ‘joint venturers’) entered into a contract with McConnell Dowell Constructors (Aust) Pty Ltd (MCD) and Saipem (Portugal) Comercio Maritimo Lda (Saipem) (collectively the ‘Contractor’) for the turnkey construction of offshore and onshore flowlines and an onshore gas plant for the Minerva gas field development near Port Campbell, Victoria, Australia.

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

On 9 March 2004, MCD commenced proceedings against the joint venturers in the Supreme Court of Victoria. In addition to the above allegations, MCD claims in the alternative that the contract was void for uncertainty and that we have engaged in misleading and deceptive conduct in breach of the Australian Trade Practices Act. MCD presently claims compensation of between US$21 million and US$42 million (both our share) together with declaratory and injunctive relief in respect of the contract and parent company and bank guarantees currently held by us under the contract.

On 10 June 2004, the joint venturers filed their defence and counterclaim against MCD, Saipem and their respective parent company guarantors under the contract, Saipem SpA of Italy and Aveng Ltd of South Africa. The joint venturers’ claim against them is based on the defaults by the Contractor referred to above. We have recently reduced our claim to US$47 million (our share), comprising our additional costs of completing the Minerva flowlines and gas plant with other contractors, plus interest and costs.

The trial is scheduled to commence on 30 April 2007.

In view of the reduction of our claim referred to above, this matter is no longer considered material to the Group and we do not intend to include it in future reports.

Australian Taxation Office assessments

The Australian Taxation Office (ATO) has issued assessments against subsidiary companies, primarily BHP Billiton Finance Ltd, in respect of 1999-2002 financial years. The assessments relate to the deductibility of bad debts in respect of funding subsidiaries that undertook the Beenup, Boodarie Iron and Hartley projects. The assessments are for primary tax of US$511 million and interest (net of tax) and penalties of US$375 million. Appeals have been lodged in the Federal Court against the assessments.

As at 30 June 2006, the total amount in dispute relating to bad debts on loans is approximately US$886 million, including interest and penalties (after tax). An amount of US$472 million in respect of the disputed amounts has been paid pursuant to ATO disputed assessments guidelines, of which US$70 million was paid in July 2006. The amounts paid have been recognised as a reduction of the Group’s net tax liabilities. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.

Mt Newman and Goldsworthy railway lines

In June 2004, Fortescue Metals Group Limited (FMG) applied to the National Competition Council (NCC) to have the use of part of the Mt Newman railway line and part of the Goldsworthy railway line declared as a ‘service’ under Part IIIA of the Trade Practices Act 1974 (Cwlth) (TPA). The NCC released decisions on two preliminary issues in respect of the matter. The NCC found that the two railway lines each provide a separate service and that the Mt Newman line service is capable of being considered further for declaration, while the Goldsworthy line service is not because it is part of a ‘production process’.

In December 2004 BHP Billiton Iron Ore Pty Ltd lodged an application with the Federal Court in Melbourne:

•	seeking a declaration that the Mt Newman line service is not a service within the meaning of s44B of the TPA and that the NCC does not have the jurisdiction or power to deal with FMG’s application or to make a recommendation regarding declaration of the Mt Newman railway and

•	seeking an order or permanent injunction preventing the NCC from further dealing with the FMG application and/or making a recommendation regarding declaration of the Mt Newman line.

The trial is due to commence on 9 October 2006.

In a related matter, in February 2005 FMG instituted proceedings in the Federal Court in Perth appealing the decision of the NCC on the preliminary issue relating to the Goldsworthy line. Evidence in each Federal Court trial is to constitute evidence in the other.

With respect to FMG’s application to the NCC in relation to the Mt Newman line, the NCC delivered its recommendation in respect of a declaration of that line to the relevant decision maker (ultimately being the Federal Treasurer) on 24 March 2006. On 23 May 2006, the Treasurer issued a press release stating that, as he had not published a decision to declare the Mt Newman line within the statutory period of 60 days from the date of the NCC’s recommendation, “it is taken that a decision not to declare has been taken and published”.

FMG lodged an appeal against the Treasurer’s decision with the Australian Competition Tribunal on 9 June 2006.

Inquiry into certain Australian companies in relation to the UN Oil-For-Food Programme

On 10 November 2005, the Government of the Commonwealth of Australia established an inquiry into claims by the UN Independent Inquiry Committee into the United Nations Oil-for-Food Programme (the so-called Volcker Report) that three Australian companies, including the Australian wheat exporter AWB Limited (AWB), made payments to the Government of Iraq or entities controlled by the Government of Iraq between 1999 and 2003 in breach of United Nations sanctions (Inquiry). The BHP Billiton Group was not named in connection with the establishment of the Inquiry.

Public hearings by the Inquiry’s Commissioner commenced on 16 January 2006 and on 6 February 2006 the Commissioner’s powers of inquiry were extended, at his request, to include an investigation into whether any conduct on the part of certain BHP Billiton Group Companies, two other companies with whom we had transacted business or any person associated with them in relation to:

•	the shipment of approximately 20,000 tonnes of Australian wheat to the Grain Board of Iraq in December 1995 to January 1996 and any agreements or arrangements made in relation to payment therefore or

•	agreements by AWB to sell 1 million tonnes of Australian wheat to the Grain Board of Iraq in December 2002, including any renegotiations of those agreements or

•	the procurement of any United Nations approval and permission to export under the Customs (Prohibited Exports) Regulations 1958 in respect of the 1995-96 wheat shipment and the 2002 contracts,

might have constituted a breach of any law of Australia and, if so, whether the question of criminal or other legal proceedings should be referred to the appropriate agency.

The results of the Inquiry and the Commissioner’s recommendations are currently scheduled to be completed by 24 November 2006.

We have cooperated with the Inquiry from the outset and have produced documents in response to notices received from the Commissioner to produce documents relating to matters before the Inquiry. In addition, several current and former employees of the BHP Billiton Group have appeared before the Inquiry as witnesses.

We are conducting an internal review into the matters raised by the Inquiry that concern the BHP Billiton Group, and we will release the key findings of that review once the review is complete and the Inquiry has concluded.

5. SHAREHOLDER INFORMATION

Dividends

We have a progressive dividend policy. This means that we seek to steadily increase or at least maintain the dividend in US dollars at each half yearly payment provided that we generate sufficient profit and cash flow to do so. The amount of any cash dividend paid by BHP Billiton Limited in respect of each BHP Billiton Limited share will normally be matched by an equivalent cash dividend by BHP Billiton Plc in respect of each BHP Billiton Plc share, and vice versa. If one Company has insufficient profits or is otherwise unable to pay the agreed dividend, the other Company will, as far as practicable, enter into such transactions as are necessary so as to enable both Companies to pay the equivalent quantum of dividends. The matching dividend will be calculated before the deduction of any withholding taxes or tax payable by or on behalf of, or any tax benefit arising to, a shareholder.

BHP Billiton Limited’s Constitution allows for the issue of an Equalisation Share to a member of the BHP Billiton Plc Group and BHP Billiton Plc’s Articles of Association allows for the issue of an equalisation share to a member of the BHP Billiton Limited Group. If issued, distributions may be made on the Equalisation Shares. The amount of any such distribution would be such as the relevant Board determines to be necessary, for example, to assist or enable the other Company to pay matching dividends on its shares. Whether or not Equalisation Shares are issued, the Boards of Directors retain the flexibility to decide from case to case whether to make contractual payments from one Company to the other, or to take any other action considered appropriate by the Boards to ensure the DLC equalisation principles are observed. The shareholders of both Companies will not have any interest in any Equalisation Shares issued and the Equalisation Shares will carry no voting rights.

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

Major Shareholders

BHP Billiton Limited

The tables in the Directors’ Report set forth, at 30 June 2006, 2005 and 2004, the holdings of Directors and executive officers of BHP Billiton Limited, as a group, of BHP Billiton Limited’s voting securities. No person beneficially owned more than 5 per cent of BHP Billiton Limited’s voting securities at 30 June 2006.

BHP Billiton Limited is not directly or indirectly controlled by another corporation or by any government. Other than as described in ‘DLC structure’ previously, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

At 30 June 2006, there were 1,492 registered holders of BHP Billiton Limited’s voting securities in the United States, holding a total of 4,675,787 shares in BHP Billiton Limited or 0.13 per cent of the outstanding shares. In addition, at 30 June 2006, there were 1,055 registered holders of BHP Billiton Limited’s American Depository Receipts (ADRs) in the United States, holding a total of 284,885,572 shares in BHP Billiton Limited (142,442,786 ADRs – each ADR represents two BHP Billiton Limited shares), or 8.15 per cent of the outstanding shares.

BHP Billiton Plc

The following table sets forth, at 30 June 2006, 2005 and 2004, the holdings of each person known to us, or ascertainable from public filings, to be the beneficial owner of more than 3 per cent of BHP Billiton Plc’s voting securities, and the holdings of Directors and executive officers of BHP Billiton Plc, as a group, of BHP Billiton Plc’s voting securities.

BHP Billiton Plc is not directly or indirectly controlled by another corporation or by any government. Other than as described in ‘DLC Structure’ above, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Plc’s voting securities.

		Number owned	Percent of class at 30 June
Title of class	Identity of person or group		2006 (b)	2005(b)	2004(b)
Ordinary shares	Old Mutual Plc(a)	213,220,031	8.70%	9.06%	8.01%
Ordinary shares	Legal and General Investment Management Ltd	75,230,880	3.07%	3.05%	3.05%
Ordinary shares	Directors and executive officers as a group	1,719 418	0.07%	0.05%	0.04%

(a)	Old Mutual Life Assurance Company (South Africa) Limited holds 120,438,409 shares representing 4.88 per cent of the total disclosed for Old Mutual Plc group companies.
(b)	The percentages quoted are based on the issued share capital of 2,468,147,002 ordinary shares. The percentage for year 2006 is based on issued share capital of 2,449,327,002 ordinary shares.

At 30 June 2006, there were 65 registered holders of BHP Billiton Plc’s voting securities in the United States, holding a total of 226,558 shares in BHP Billiton Limited or 0.009 per cent of the outstanding shares. In addition, at 30 June 2006, there were 53 registered holders of BHP Billiton Plc’s ADRs in the United States, holding a total of 9,888,092 shares in BHP Billiton Plc (4,944,046 ADRs – each ADR represents two BHP Billiton Plc shares), or 0.40 per cent of the outstanding shares.

Markets

The principal trading market for BHP Billiton Limited’s ordinary shares is the Australian Stock Exchange Ltd (ASX). BHP Billiton Limited ordinary shares are also listed on stock exchanges in Germany (Frankfurt), Switzerland (Zurich), and in the form of American Depositary Shares (ADSs) in the United States (New York – NYSE:BHP). ADSs evidenced by American Depositary Receipts (ADRs), for which JPMorgan Chase Bank is the Depositary, have been listed for trading on the NYSE since 28 May 1987. Each ADS represents the right to receive two ordinary shares.

The principal trading market for BHP Billiton Plc’s ordinary shares is the London Stock Exchange (LSE). BHP Billiton Plc’s ordinary shares are also listed on stock exchanges in South Africa (Johannesburg), and in the form of American Depositary Shares (ADSs) in the US (New York – NYSE:BBL). ADSs evidenced by American Depositary Receipts (ADRs), for which JPMorgan Chase Bank is the Depositary, have been listed for trading on the New York Stock Exchange, Inc since 25 June 2003 (prior to this date BHP Billiton Plc’s ADRs traded on the over-the-counter market). Each ADS represents the right to receive two ordinary shares.

Share price information

BHP Billiton Limited

The following tables set forth, for the periods indicated, the highest and lowest closing market quotations for BHP Billiton Limited ordinary shares reported on the Daily Official List of the ASX, and the highest and lowest closing prices for ADSs quoted on the New York Stock Exchange (NYSE), adjusted to reflect stock dividends.

		Ordinary shares(a)(b)		American Depositary Shares (a)(b)
		High A$	Low A$	High US$	Low US$
2000-01		11.37	8.76	11.93	9.05
2001-02		12.49	7.87	12.95	7.93
2002-03		10.66	8.22	12.65	8.90
2003-04		12.79	8.30	20.10	11.30
2004-05	First quarter	14.61	12.41	20.89	17.36
	Second quarter	15.68	13.55	24.38	20.65
	Third quarter	19.50	14.83	31.01	27.58
	Fourth quarter	18.48	15.55	28.86	23.46
2005-06	First quarter	22.48	18.09	34.24	27.35
	Second quarter	22.93	19.77	33.72	29.41
	Third quarter	28.00	23.18	40.22	34.22
	Fourth quarter	32.00	25.25	49.21	36.38

		Ordinary shares(a)(b)		American Depositary Shares (a)(b)
		High A$	Low A$	High US$	Low US$
Month of January 2006		26.58	23.18	39.62	35.00
Month of February 2006		25.99	23.88	39.20	35.06
Month of March 2006		28.00	23.37	40.22	34.22
Month of April 2006		31.25	28.90	47.11	41.73
Month of May 2006		32.00	27.45	49.21	41.35
Month of June 2006		29.00	25.25	43.07	36.38
Month of July 2006		29.50	27.23	44.15	41.02
Month of August 2006		28.75	26.88	43.72	41.07

(a)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.
(b)	Under the terms of the DLC structure, for each existing BHP Billiton Limited share held on 5 July 2001, the holder was entitled to 1.0651 additional BHP Billiton Limited shares. Accordingly, historical share prices have been restated to reflect this change.

The total market capitalisation of BHP Billiton Limited at 30 June 2006 was A$101.4 billion, which represented approximately 8.3 per cent of the total market capitalisation of all companies listed on the ASX. The closing price for BHP Billiton Limited ordinary shares on the ASX on such date was A$29.00.

BHP Billiton Plc

The following tables set forth, for the periods indicated, the highest and lowest closing market quotations for BHP Billiton Plc ordinary shares reported on the Daily Official List of the LSE, and the highest and lowest closing prices for ADSs quoted on the NYSE, adjusted to reflect stock dividends.

		Ordinary shares(a)(b)		American Depositary Shares (a)(b)
		High UK pence	Low UK pence	High US$	Low US$
2000-01		364.12	214.25	10.43	6.11
2001-02		391.84	242.44	11.46	7.33
2002-03		351.50	259.50	11.25	5.07
2003-04		526.50	311.00	19.77	10.21
2004-05	First quarter	593.50	474.75	21.39	17.49
	Second quarter	621.00	553.50	23.69	20.15
	Third quarter	776.50	582.00	30.23	22.00
	Fourth quarter	729.50	624.00	27.38	23.04
2005-06	First quarter	916.00	722.00	32.50	25.90
	Second quarter	949.50	779.00	32.82	27.96
	Third quarter	1,071.50	916.50	38.07	32.00
	Fourth quarter	1,211.50	910.00	45.50	33.38

		Ordinary shares(a)(b)		American Depositary Shares (a)(b)
		High UK pence	Low UK pence	High US$	Low US$
Month of January 2006		1,060.00	953.50	38.07	33.91
Month of February 2006		1,050.00	943.50	37.58	32.97
Month of March 2006		1,071.50	916.50	37.75	32.00
Month of April 2006		1,189.50	1,118.50	43.46	39.04
Month of May 2006		1,211.50	963.50	45.50	37.65
Month of June 2006		1,049.00	910.00	39.16	33.38
Month of July 2006		1,094.00	1,000.00	40.00	36.92
Month of August 2006		1,056.00	983.00	40.16	37.27

(a)	Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.
(b)	The prices have been adjusted to reflect the terms of the DLC structure and the bonus issue allotted to existing BHP Billiton Plc shareholders in July 2002. Accordingly, historical share prices have been restated to reflect these changes.

The total market capitalisation of BHP Billiton Plc at 30 June 2006 was £25.7 billion, which represented approximately 1.44 per cent of the total market capitalisation of all companies listed on the LSE. The closing price for BHP Billiton Plc ordinary shares on the LSE on such date was £10.49.

Purchases of equity securities by the issuer

Unless noted otherwise, the shares in column ‘a’ were purchased to satisfy awards made under the various BHP Billiton Limited and Plc employee share schemes.

Period	a Total number of shares (or units) purchased	b Average price paid per share (or units) (a)	c Total number of shares (or units) purchased as part of publicly announced plans or programs		d Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or program
1 July 2005 to 31 July 2005	—	—			186,000,000 246,814,700	(b) (c)
1 Aug 2005 to 31 Aug 2005	3,334,314	15.63			358,000,000 246,814,700	(b) (c)
1 Sep 2005 to 30 Sep 2005	3,756,026	18.36			358,000,000 246,814,700	(b) (c)
1 Oct 2005 to 31 Oct 2005	1,173,370	17.86			358,000,000 246,814,700	(b) (c)
1 Nov 2005 to 30 Nov 2005	439,020	17.67			358,000,000 246,814,700	(b) (c)
1 Dec 2005 to 31 Dec 2005	454,482	18.41			358,000,000 246,814,700	(b) (c)
1 Jan 2006 to 31 Jan 2006	139,974	21.95			358,000,000 246,814,700	(b) (c)
1 Feb 2006 to 28 Feb 2006	430,388	20.06			358,000,000 246,814,700	(b) (c)
1 Mar 2006 to 31 Mar 2006	96,440,372	20.26	95,950,979	(d)	358,000,000 246,814,700	(b) (c)
1 Apr 2006 to 30 Apr 2006	516,716	24.00			358,000,000 246,814,700	(b) (c)
1 May 2006 to 31 May 2006	19,383,194	24.66	18,820,000	(e)	358,000,000 246,814,700	(b) (c)
1 Jun 2006 to 30 Jun 2006	34,441	23.34			358,000,000 246,814,700	(b) (c)

TOTAL	126,102,297	18.26	114,770,979

(a)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate of the day of the purchase.
(b)	As at 30 June 2006, these shares in BHP Billiton Limited could be repurchased pursuant to the on-market share buy-back program. Since 30 June 2006, the program has been extended by 12 months to 30 September 2007 and the number of shares that may be repurchased under the program has been reduced to 349,000,000.
(c)	These shares in BHP Billiton Plc may be repurchased pursuant to the authority granted by the BHP Billiton shareholders at the 2004 and 2005 Annual General Meetings. A renewal of this authority is being sought at the 2006 Annual General Meetings.
(d)	On 3 April 2006, the BHP Billiton Group completed an off-market buy-back of 95,950,979 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$145 million was allocated to the share capital of BHP Billiton Limited and US$1,475 million was allocated to retained earnings. These shares were then cancelled. The final price for the buy-back was A$23.45 per share, representing a discount of 14 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

(e)	On 16 May 2006, the BHP Billiton Group completed an on-market buy-back of 18,820,000 BHP Billiton Plc shares. All BHP Billiton Plc shares bought back are held as Treasury shares within the share capital of BHP Billiton Plc. The shares were repurchased at an average price of £11.5356, representing a discount of 8.8 per cent to the average BHP Billiton Limited share price between 27 April 2006 and 16 May 2006.

Exchange controls

BHP Billiton Plc

There are no UK foreign exchange controls or other restrictions on the export or import of capital or on the payment of dividends to non-resident holders of BHP Billiton Plc shares. However, there are certain sanctions adopted by the UK Government implementing resolutions of the Security Council of the United Nations against certain countries, entities and individuals, including senior officials of the previous Government of Iraq and their immediate families and those linked the Taliban and Al Qaeda and other terrorist organisations.

There are no restrictions under BHP Billiton Plc’s Articles of Association or under UK law that limit the right of non-resident or foreign owners to hold or vote BHP Billiton Plc’s shares.

BHP Billiton Limited

The Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by BHP Billiton Limited for the movement of funds in and out of Australia. However, certain Australian foreign exchange and other controls are in place against certain countries, entities and individuals including: individuals or entities linked with the Taliban, Al Qaeda and other terrorist organisations; senior officials of the previous Government of Iraq and their immediate families; individuals and entities associated with the regime of former President of Yugoslavia, Slobodan Milosevic’ and certain ministers and senior officials of then Government of Zimbabwe. There controls impose certain approval and reporting requirements on transactions involving such countries, entities and individuals and/or assets controlled or owned by them.

Remittances of any dividends, interest or other payments by BHP Billiton Limited to non-resident holders of BHP Billiton Limited’s securities are not restricted by exchange controls or other limitations save that, in certain circumstances, BHP Billiton may be required to withhold Australian taxes.

There are no limitations, either under the laws of Australia or under the Constitution of BHP Billiton Limited, to the right of non-residents to hold or vote BHP Billiton Limited ordinary shares other than as set out below.

The Foreign Acquisitions and Takeovers Act 1975 (Cth) (the Takeovers Act) applies to an acquisition by a foreign person of an interest in the shares of an Australian company with total assets of A$50 million or more, which results in the acquisition of or addition to a substantial interest in the Australian company. However, as a result of the US Free Trade Agreement Implementation Act 2004 (Cth), at 30 June 2006, this threshold is increased to A$831 million for investments in non-sensitive sectors and A$52 million for investments in sensitive sectors (such as banking and media) for investors from the United States.

A ‘substantial interest’ is defined to be any single foreign person and its associates controlling 15 per cent or more, or two or more foreign persons and their associates in aggregate controlling 40 per cent or more, of shares or voting power. Accordingly, any proposed acquisition that would result in these thresholds being exceeded must be notified to the Treasurer of the Commonwealth of Australia in advance of the acquisition.

The Takeovers Act, therefore, affects BHP Billiton Limited and its subsidiaries in two ways. First, because BHP Billiton Limited is an Australian incorporated company, it may affect the right of non-Australian residents, including US residents, to hold ordinary shares in BHP Billiton Limited. It will not affect the voting or other rights attached to those shares if they are acquired or held in accordance with the terms of the Takeovers Act. Second, because at 30 June 2006 BHP Billiton Limited and it subsidiaries are considered foreign persons for the purposes of the Takeovers Act, BHP Billiton Limited and its subsidiaries must apply to the Treasurer for prior approval under the Takeovers Act before certain activities are undertaken, including the acquisition of shares in Australian companies, meeting the thresholds described above.

Under the Corporations Act 2001 (Cth), residents and non-residents of Australia must not, subject to certain exceptions, acquire a relevant interest in shares in a listed company or an unlisted company with more than 50 members if this will result in a person’s voting power increasing to more than 20 per cent, or increasing from a starting point that is above 20 per cent and below 90 per cent. Those restrictions, and the applicable provisions contained in the takeovers code under UK law, are also entrenched in the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc.

There are no other statutory or regulatory provisions of Australian law or ASX requirements that restrict foreign ownership or control of BHP Billiton Limited.

Taxation

The taxation discussion set forth below describes the material Australian income tax, UK tax and US federal income tax consequences of a US holder (as hereinafter defined) owning BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. The discussion is based on the Australian, UK and US tax laws currently in effect, as well as on the double taxation convention between Australia and the US (the Australian Treaty), the double tax convention between the UK and the US (the UK Treaty) and the estate tax conventions between the UK and the US (the UK Estate Tax Treaty). For purposes of this discussion, a ‘US holder’ is a beneficial owner of ordinary shares or ADSs who is, for US federal income tax purposes, a citizen or individual resident of the US, a domestic corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

We recommend that holders of ordinary shares or ADSs consult their own tax advisers regarding the Australian, UK and US federal, state and local tax and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.

Shareholdings in BHP Billiton Limited

Australia taxation

In this section references to ‘resident’ and ‘non-resident’ refer to residence status for Australian income tax purposes.

Dividends

Under the Australian Treaty, dividends paid by BHP Billiton Limited to a US holder who or which is eligible for treaty benefits and whose holding is not effectively connected with a permanent establishment in Australia or, in the case of a shareholder who performs independent personal services from a ‘fixed base’ situated therein, is not connected with that ‘fixed base’, may be subject to Australian withholding tax at a rate not exceeding 15 per cent of such gross dividend.

Dividends paid to non-residents of Australia are exempt from withholding tax to the extent to which such dividends are ‘franked’ under Australia’s dividend imputation system or as declared by BHP Billiton Limited to be conduit foreign income (CFI). Dividends are considered to be ‘franked’ to the extent that they are paid out of post 1986–87 income on which Australian income tax has been levied. CFI is made up of certain amounts that are earned by BHP Billiton Limited that are not subject to tax in Australia, such as dividends remitted to Australia by foreign subsidiaries. Any part of a dividend paid to a US holder that is not ‘franked’ and is not CFI will generally be subject to Australian withholding tax unless a specific exemption applies.

Sale of ordinary shares and ADSs

A US citizen who is a resident of Australia (other than certain temporary residents) or a US corporation that is a resident of Australia (by reason of carrying on business in Australia and either being managed and controlled in Australia or having its voting power controlled by shareholders who are residents of Australia) may be liable for income tax on any profit on disposal of ordinary shares or ADSs, or Australian capital gains tax on the disposal of ordinary shares or ADSs acquired after 19 September 1985.

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

Any gain upon disposal of ordinary shares or ADSs, if held by a person not resident in Australia, may be subject to capital gains tax if the non-resident (together with associates, if any) beneficially owns or owned at any time during so much of the period of five years preceding the disposal, 10 per cent or more by value of the issued share capital of BHP Billiton Limited (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital), or where the ordinary shares or ADSs have been used by the non-resident in carrying on a trade or business through a permanent establishment in Australia. Amendments currently being considered by the Australian Parliament will, if enacted, further limit the application of the capital gains tax rules for non-residents.

Australian capital gains tax is generally payable upon the net capital gain arising from the sale of assets acquired after 19 September 1985. For individuals, only 50 per cent of the capital gain (calculated with no indexation of the cost base and after offsetting capital losses, if any) arising from the sale of assets acquired on or after 11.45 am Australian Eastern Standard Time 21 September 1999, is subject to capital gains tax (provided the asset is held for at least 12 months). For assets acquired between 20 September 1985 and 21 September 1999 but sold after 21 September 1999, individuals have the choice of calculating the capital gain as either 50 per cent of the capital gain (calculated with no indexation of the cost base and after offsetting capital losses, if any) or the disposal proceeds less the cost indexed for inflation up to 30 September 1999. If an asset is held for less than 12 months, 100 per cent of the net capital gain (calculated with no indexation of the cost base) is subject to capital gains tax. Capital losses are calculated with no indexation of the cost base and can only be offset against capital gains.

US taxation

This section describes the material US federal income tax consequences to a US holder of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs who is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10 per cent or more of the voting stock of BHP Billiton Limited, a person who holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.

This section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, for US federal income tax purposes, a holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will generally not be subject to US federal income tax.

Dividends

Under the US federal income tax laws, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Limited out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder in the case of ordinary shares, or the Depositary in the case of ADSs, receives the dividend, actually or constructively.

If you are a non-corporate US holder, dividends paid to you on shares or ADSs in taxable years before 1 January 2011 will be taxable to you at the rate applicable to long-term capital gains (generally at a maximum rate of 15 per cent) provided that the ADSs remain readily tradeable on an established securities market in the US and you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

Dividends will be income from sources outside the US, but generally will be, for taxable years beginning before 1 January 2007, ‘passive income’ or ‘financial services income’ or, for taxable years beginning after 31 December 2006, ‘passive’ or ‘general’ income, which in either case is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Sale of ordinary shares and ADSs

A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in those ordinary shares or ADSs. The capital gain of a non-corporate US holder that is recognised before 1 January 2011 is generally taxed at a maximum rate of 15 per cent where the holder has a holding period greater than 12 months. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Shareholdings in BHP Billiton Plc

The UK and the US entered into a new double tax convention on 31 March 2003. The commentary below is based on this treaty.

UK taxation

Dividends

Under UK law, no UK tax is required to be withheld at source from dividends paid on ordinary shares or ADSs.

Sale of ordinary shares and ADSs

US holders will not be liable for UK tax on capital gains realised on disposal of ordinary shares or ADSs unless:

•	they are resident or ordinarily resident in the UK or

•	they carry on a trade, profession or vocation in the UK through a branch or agency for the years in which the disposal occurs and the shares or ADSs have been used, held or acquired for the purposes of such trade (or profession or vocation), branch or agency. In the case of a trade, the term ‘branch’ includes a permanent establishment.

Individuals resident in the UK for tax purposes on or after 17 March 1998 and who become US holders while so resident may become subject to UK tax on capital gains if they dispose of shares or ADSs while resident for tax purposes in the US but resume UK tax residence within five complete UK tax years of the disposition. Under the UK Treaty, US holders who are eligible for treaty benefits are entitled to claim US tax paid on such a disposition as a credit against any corresponding UK tax payable.

A US holder is generally eligible for benefits under the UK Treaty if the holder (i) is a resident of the US for the purposes of the UK Treaty, (ii) does not maintain a permanent establishment or fixed base in the UK to which ordinary shares or ADSs are attributable and through which the US holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal service, (iii) is otherwise eligible for benefits under the UK Treaty with respect to income and gain from ordinary shares, and (iv) satisfies the limitations of benefits article of the UK Treaty.

UK inheritance tax

An individual who, under the UK Estate Tax Treaty, is a US holder and is domiciled in the US and not domiciled in the UK will not be subject to UK inheritance tax on the disposal of the ordinary shares or ADSs by way of a gift or upon the individual’s death. The exception to this is where the ordinary shares or ADSs are part of the business property of a UK permanent establishment of the individual US holder or pertain to a UK fixed base of an individual who performs independent personal services.

Special rules apply to ADSs held in trust.

In all other cases, UK inheritance tax may apply to the gift of the ordinary shares or ADSs or on the individual’s death. The UK Estate Tax Treaty provides a credit mechanism where an individual is subject both to UK inheritance tax and to US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax

Stamp duty reserve tax is generally payable on the transfer of ordinary shares to the depository or their nominee where those shares are for inclusion in the ADSs. The current rate of stamp duty reserve tax is 1.5 per cent on the purchase price or market value of the transferred shares.

Transfer of the ADSs will not give rise to stamp duty if the instrument of transfer is not executed in the UK and remains outside the UK.

Transfers of ordinary shares to persons other than the depository or their nominee will give rise to stamp duty or stamp duty reserve tax at the time of transfer. The relevant rate is currently 0.5 per cent of the amount payable for the shares. The purchaser normally pays the stamp duty or stamp duty reserve tax.

Special rules apply to transactions involving intermediates and stock lending.

US taxation

This section describes the material US federal income tax consequences to a US holder of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs who is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for their securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10 per cent or more of the voting stock of BHP Billiton Plc, a person who holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.

This section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with their terms.

In general, for US federal income tax purposes, a holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will generally not be subject to US federal income tax.

Dividends

Under the US federal income tax laws, a US holder must include in their gross income the gross amount of any dividend paid by BHP Billiton Plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes).

The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.

If you are a non-corporate US holder, dividends paid to you on shares or ADSs in taxable years beginning before 1 January 2011 will be taxable to you at the rate applicable to long-term capital gains (generally at a maximum rate of 15 per cent) provided that the ADSs remain readily tradeable on an established securities market in the US and you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, and meet other holding period requirements. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as a capital gain.

Dividends will be income from sources outside the US, but generally will for taxable years beginning before 1 January 2007, be ‘passive income’ or ‘financial services income’ or, for taxable years beginning after 31 December 2006, ‘passive’ or ‘general’ income, which in either case is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Sale of ordinary shares and ADSs

A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in those ordinary shares or ADSs. The capital gain of a non-corporate US holder that is recognised before 1 January 2011 is generally taxed at a maximum rate of 15 per cent where the holder has a holding period greater than 12 months. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

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

Directors

The management and control of the business and affairs of BHP Billiton are vested in the Board of Directors, which, in addition to the powers and authorities conferred on it by the Constitution and Articles of Association, may exercise all powers and do everything that is within the power of BHP Billiton, other than what is required to be exercised or done by BHP Billiton in a general meeting.

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

Power to vote in relation to compensation/remuneration

Subject to the provisions of the Australian Corporations Act 2001 and the United Kingdom Companies Act, a Director is entitled to vote, and be counted in the quorum, in respect of any resolution concerning any of the following matters, namely where the material personal interest:

•	arises because the Director is a shareholder of BHP Billiton and is held in common with the other shareholders of BHP Billiton

•	arises in relation to the Director’s remuneration as a Director of BHP Billiton

•	relates to a contract BHP Billiton is proposing to enter into that is subject to approval by the shareholders and will not impose any obligation on BHP Billiton if it is not approved by the shareholders

•	arises merely because the Director is a guarantor or has given an indemnity or security for all or part of a loan, or proposed loan, to BHP Billiton

•	arises merely because the Director has a right of subrogation in relation to a guarantee or indemnity referred to above

•	relates to a contract that insures, or would insure, the Director against liabilities the Director incurs as an officer of BHP Billiton, but only if the contract does not make BHP Billiton or a related body corporate the insurer

•	relates to any payment by BHP Billiton or a related body corporate in respect of a permitted indemnity, as defined under law, or any contract relating to such an indemnity or

•	is in a contract, or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the Director is a Director of a related body corporate.

Borrowing powers

Any Director may lend money to BHP Billiton at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by BHP Billiton and underwrite or guarantee the subscription of shares or securities of BHP Billiton or of any corporation in which BHP Billiton may be interested. In terms of actual borrowing power, the Board may entrust to any Director holding any executive office any of the borrowing powers exercisable under the Constitution or the Articles of Association.

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

In relation to retirement generally, at every general meeting one third of the Directors or, if their number is not a multiple of three, then the number nearest to but not less than one-third, must retire from office. The Directors to retire are those longest in office since last being elected. As between Directors who were elected on the same day, the Directors to retire are determined by lot (in default of agreement between them). Further, a Director must retire from office at the conclusion of the third Annual General Meeting after which the Director was elected or re-elected.

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

•	the Chairman

•	any shareholder under the law or

•	the holder of the BHP Special Voting Share.

In addition, at any general meeting a resolution, other than a procedural resolution, put to the vote of the meeting on which the holder of the BHP Special Voting Share is entitled to vote shall be decided on a poll.

On a show of hands, every shareholder present, except the holder of the BHP Special Voting Share, has one vote. Where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys are entitled to vote on a show of hands. On a poll, however, votes may be given either personally or by proxy.

Voting at any general meeting of BHP Billiton Plc is in the first instance to be conducted by a show of hands unless a poll is demanded by any of the following:

•	the Chairman

•	not less than five members present in person or by proxy and entitled to vote

•	a member or members present in person or by proxy and representing not less than 5 per cent of the total voting rights of all the members having the right to vote at the meeting or

•	the holder of the Billiton Special Voting Share.

In addition, at any general meeting a resolution, other than a procedural resolution, put to the vote of the meeting on which the holder of the Billiton Special Voting Share is entitled to vote shall be decided on a poll.

On a show of hands, every shareholder present, except the holder of the Billiton Special Voting Share, has one vote. Where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys are entitled to vote on a show of hands. On a poll, however, votes may be given either personally or by proxy.

Rights to share in BHP Billiton Limited’s profits

The rights attached to the shares of BHP Billiton Limited, as regards the participation in the profits available for distribution, are as follows:

•	The holders of any preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a preferred right to participate as regards dividends up to but not beyond a specified amount in distribution.

•	Subject to the special rights attaching to any preference shares but in priority to any payment of dividends on all other classes of shares, the holder of the Equalisation Shares shall be entitled to be paid such dividends as are declared.

•	Any surplus remaining after payment of the distributions shall be payable to the holders of BHP Billiton Limited ordinary shares and the BHP Special Voting Share in equal amounts per share.

Rights to share in BHP Billiton Plc’s profits

The rights attached to the shares of BHP Billiton Plc, in relation to the participation in the profits available for distribution, are as follows:

•	The holders of the cumulative preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to be paid a fixed cumulative preferential dividend (Preferential Dividend) at a rate of 5.5 per cent per annum, to be paid annually in arrears on 31 July in each year or, if any such date shall be a Saturday, Sunday or public holiday in England, on the first business day following such date in each year. Payments of Preferential Dividends shall be made to holders on the register at any date selected by the Directors up to 42 days prior to the relevant fixed dividend date.

•	Subject to the rights attaching to the cumulative preference shares, but in priority to any payment of dividends on all other classes of shares, the holder of the Billiton Special Voting Share shall be entitled to be paid a fixed dividend of US$0.01 per annum payable annually in arrears on 31 July.

•	Subject to the rights attaching to the cumulative preference shares and the Billiton Special Voting Share, but in priority to any payment of dividends on all other classes of Shares, the holder of the Equalisation Share shall be entitled to be paid such dividends as the Board may decide to pay thereupon.

•	Any surplus remaining after payment of the distributions under the above distributions shall be payable to the holders of the BHP Billiton Plc ordinary shares in equal amounts per BHP Billiton Plc ordinary share.

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

Subject to the payment of prior ranking amounts owed to the creditors of BHP Billiton Plc and prior ranking statutory entitlements, the assets of BHP Billiton Plc to be distributed on a winding up shall be distributed to the holders of shares in the following order of priority:

•	to the holders of the cumulative preference shares, the repayment of a sum equal to the nominal capital paid up or credited as paid up on the cumulative preference shares held by them and accrual, if any, of the Preferential Dividend whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding up and

•	to the holders of the BHP Billiton Plc ordinary shares and to the holders of the Billiton Special Voting Share and the Equalisation Share, the payment out of surplus, if any, remaining after the distribution under the previous bullet point above of an equal amount for each Billiton ordinary share, the Billiton Special Voting Share and the Equalisation Share, if issued, subject to a maximum in the case of the Billiton Special Voting Share and the Equalisation Share of the nominal capital paid up on such shares.

Redemption

If BHP Billiton Limited at any time proposes to create and issue any preference shares, the preference shares may be issued on the terms that they are to be redeemed or, at the option of either or both BHP Billiton Limited and the holder, are liable to be redeemed, whether out of share capital, profits or otherwise.

The preference shares confer on the holders the right to convert the preference shares into ordinary shares if, and on the basis, the Board determines at the time of issue of the preference shares.

The preference shares are to confer on the holders:

•	the right (on redemption and on a winding up) to payment in cash in priority to any other class of shares of (i) the amount paid or agreed to be considered as paid on each of the preference shares (ii) the amount, if any, equal to the aggregate of any dividends accrued but unpaid and of any arrears of dividends

•	the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend.

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

Changes to rights of shareholders

Rights attached to any class of shares issued by either BHP Billiton Limited or BHP Billiton Plc can only be varied where such variation is approved both:

•	by the Company that issued the relevant shares, as a special resolution

•	by the holders of the issued shares of the affected class, either at a special meeting by resolution passed by not less than three-quarters of the holders present at the meeting and by voting, or in writing signed by the holders of at least three-quarters of the issued shares of that class.

The Board may determine that the resolution to be passed by the relevant Company is either a Class Rights Action or a Joint Electorate Action, and accordingly the resolution may need to be passed by the shareholders of both BHP Billiton Limited and BHP Billiton Plc.

Various rights attaching to all shares issued by either BHP Billiton Limited or BHP Billiton Plc can only be varied where such variation is approved as either a Class Rights Action or a Joint Electorate Action, depending on the type of right to be varied. The Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc set out those rights that may only be varied as a Class Rights Action, and those rights that may only be varied as a Joint Electorate Action.

For a description of a Class Rights Action and a Joint Electorate Action, refer to the ‘Organisational structure - voting’ section of this Report.

These conditions are more significant than is required by Australian and UK law to the extent that the Board determines the relevant resolution is either a Class Rights Action or a Joint Electorate Action.

Conditions governing general meetings

All provisions relating to general meetings apply to any special meeting of any class of shareholders that may be held. Therefore, the following information relates equally to Annual General Meetings and extraordinary general meetings.

The Board may and shall on requisition in accordance with applicable laws call a general meeting. No shareholder may convene a general meeting of BHP Billiton except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. Notice of a meeting must be given in the form and manner in which the Board thinks fit. Five shareholders present constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP Billiton Limited may appoint a person as a proxy to attend and vote for the shareholder in accordance with the law.

Limitations on rights to own securities

Neither the Constitution nor the Articles of Association impose any limitations on the rights to own securities other than restrictions that reflect the takeovers codes under relevant Australian and UK law. In addition, the Australian Foreign Acquisition and Takeovers Act (1975) imposes a number of conditions, which restrict foreign ownership of Australian-based companies.

Share control limits imposed by the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, as well as relevant laws are described under the ‘Organisational structure’, ‘Equalisation of economic and voting rights’, ‘Voting’, ‘Matching actions’ and ‘Takeover provisions’ above.

Documents on display

BHP Billiton Limited and BHP Billiton Plc both file annual and special reports and other information with the SEC. You may read and copy any document that either BHP Billiton Limited or BHP Billiton Plc files at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (1-800-SEC-0830), or access the SEC website at www.sec.gov for further information on the public reference room. The SEC filings of BHP Billiton Limited since November 2002, and those of BHP Billiton Plc since April 2003 are also available on the SEC website. American depositary shares representing ordinary shares of BHP Billiton Limited are listed on the New York Stock Exchange, and its ordinary shares are listed on the Australian Stock Exchange. American depositary shares representing ordinary shares of BHP Billiton Plc are also listed on the New York Stock Exchange and its ordinary shares are admitted to the Official List of the UK Listing Authority (being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000), and the London Stock Exchange Plc for trading on the London Stock Exchange’s market for listed securities. You can consult reports and other information about BHP Billiton Limited and BHP Billiton Plc that each has filed pursuant to the rules of the New York Stock Exchange at the exchange. You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the Australian Stock Exchange at www.asx.com.au. You can consult reports and other information about BHP Billiton Plc that it has filed pursuant to the rules of the UK Listing Authority, at the authority.

Subsidiary information

Information on our significant subsidiaries is included in note 37 ‘Subsidiaries’ to the financial statements.

Related party transactions

The BHP Billiton Group is a group of approximately 450 subsidiaries. The BHP Billiton Group operates around the world. A list of the major entities, together with their place of incorporation and percentage of ownership, is listed in note 37 ‘Subsidiaries’ in the financial statements. Related party transactions are outlined in note 34 ‘Related party transactions’ in the financial statements.

Material contracts

DLC agreements

The DLC structure was implemented on 29 June 2001. The DLC Agreements entered into upon completion of the DLC arrangement were as follows:

(a)	the Sharing Agreement

(b)	the Special Voting Shares Deed

(c)	the BHP Deed Poll Guarantee

(d)	the Billiton Deed Poll Guarantee.

The effect of each of the agreements and the manner in which they operate are described in more detail in the ‘Organisational structure’ section above.

GLOSSARY OF TERMS

Technical terms

In the context of ADSs and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange.

A$ means the currency of the Commonwealth of Australia.

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

Direct reduced iron (DRI) is metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production

DLC merger means the Dual Listed Companies merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001.

DLC structure means the corporate structure resulting from the DLC merger.

Dry gas is a mixture of hydrocarbon gases, inerts and other gases that are in the gaseous phase at pipeline conditions with no free liquids at operating conditions. It is principally composed of methane, ethane and low levels of propanes and butanes, depending upon processing and pipeline specifications.

Energy coal is used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Ethane, where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

Greenfield project means the development of a new project.

Hot briquetted iron (HBI) is densified DRI where the densification is carried out at a temperature greater than 650oC. The resultant product has density greater than 5g/cm3. HBI can be used as feedstock for steel production.

Leaching is the process by which a soluble mineral can be economically recovered from ore by dissolution.

Liquefied natural gas (LNG) consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

Liquified petroleum gas (LPG) consists of propane and butane and a small amount (less than 2 per cent) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels.

Marketable coal reserves represent beneficiated or otherwise enhanced coal product and should be read in conjunction with, but not instead of, reports of coal reserves.

Metallurgical coal is a broader term than coking coal which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.

Oil and gas reserves mean those quantities of oil and gas that are anticipated to be legally and commercially recoverable from known accumulations as of the date of the reserve estimate.

Open-cut (OC) - surface working in which the working area is kept open to the sky

Ore reserves are that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

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

Proved or proven ore reserves are the reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches and workings on drill holes and grade and/or quality are computed from the results of detailed samplings, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made).

Reserve life is current stated ore reserves divided by current rate of production.

Run of mine product (ROM) is product mined in the course of regular mining activities

Spud means to commence drilling of an oil or gas well.

Stockpile (SP) is an accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unequal to handling the mine output; any heap of material formed to create a reserve for loading or other purposes or material dug and piled for future use

Total coal reserves are the combination of the proved and probable ore reserves which specifically concern coal.

Total ore reserves represent proved ore reserves plus probable ore reserves.

Underground (UG) refers to natural or man-made excavation under the surface of the Earth.

Financial Terms

IFRS terminology	US equivalent
Total equity	Stockholders’ equity
Share capital	Subscribed capital stock
Ordinary shares	Common stock
Share premium account	Paid-in surplus
Provision – accrued liability, i.e., not part of total equity	Reserve – can represent either part of Stockholders’ equity, accrued liability or estimated depletion in the cost of an asset
Bonus issue	Stock dividend
Depreciation	Depreciation and depletion
Profit attributable to members	Net income

Units of measure

Abbreviation	Description
MMcf/d	Million of cubic feet per day
Mbbl/d	Thousand barrels per day
MMbbl/d	Million barrels per day
mtpa	Million tonnes per annum
Scf	Standard cubic feet
Tph	Tonnes per hour
Boe	Barrel oil equivalent
Dwt	Dry weight tonnes
Tj	TeraJoule (1012 joules)

EXHIBITS

Exhibit 1	Constitution
1.1	Constitution of BHP Billiton Limited.**

1.2	Articles of Association of BHP Billiton Plc.**

Exhibit 4	Material Contracts
4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc.*

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.*

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.*

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited.*

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc.*

4.6	Service Contract dated 21 August 2003 between BHP Billiton Limited, BHP Billiton Plc and Charles. W. Goodyear.***

4.7	Contract of employment dated 1 September 2003 between BHP Billiton Plc and Miklos Salamon. ***

4.8	Contract of employment dated 1 September 2003 between BHP Billiton Services Jersey Limited and Miklos Salamon. ***

4.9	Form of Service Agreement for Specified Executives (referred to in this Annual Report as the Key Management Personnel).****

Exhibit 8	List of Subsidiaries
8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc.

Exhibit 12	Certifications
12.1	Certification by Chief Executive Officer, Mr Charles Goodyear, dated 25 September 2006.

12.2	Certification by Chief Financial Officer, Mr Alex Vanselow, dated 25 September 2006.

Exhibit 13	Certifications
13.1	Certification by Chief Executive Officer, Mr Charles Goodyear, and Chief Financial Officer, Mr Alex Vanselow, dated 25 September 2006.

Exhibit 15
15.1	Consent Report of Independent Registered Public Accounting Firm for incorporation by reference in the registration statement on Form F-3 and Form S-8.

*	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

**	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2002 on 23 December 2002.

***	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2003 on 23 October 2003.

****	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2005 on 3 October 2005.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorised.

Date: 25 September 2006

/s/ ALEX VANSELOW

(signature)

Chief Financial Officer

BHP BILLITON GROUP

ANNUAL FINANCIAL STATEMENTS

For the year ended

30 June 2006

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2006 and 2005, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated statements of cash flows for each of the years in the two year period ended 30 June 2006. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group at 30 June 2006 and 2005, and the results of their operations and their cash flows for each of the years in the two year period ended 30 June 2006 in conformity with International Financial Reporting Standards as adopted by the European Union.

As discussed in Note 1 to the consolidated financial statements, as a result of adopting IAS 32/AASB 132 “Financial Instruments: Disclosure and Presentation” and IAS 39/AASB 139 “Financial Instruments: Recognition and Measurement” on 1 July 2005, the Group changed its method of accounting for financial instruments. In accordance with an election taken under the relevant transitional provisions, the prior period comparatives have not been re-stated.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

As discussed in Note 39 to the consolidated financial statements, on 1 July 2005 the Group changed its accounting for pension and other post retirement benefits under accounting principles generally accepted in the United States of America. In accordance with the requirements of APB 20 “Accounting Changes”, the prior period comparatives have not been re-stated.

/s/ KPMG Audit Plc	/s/ KPMG

KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
25 September 2006	25 September 2006

Consolidated Income Statement

for the year ended 30 June 2006

	Notes	2006 US$M	2005 US$M

Revenue together with share of jointly controlled entities’ revenue
Group production		34,139	24,759
Third party products	2	4,960	6,391

	2	39,099	31,150
Less: Share of jointly controlled entities’ external revenue included above	2, 15	(6,946)	(4,428)

Revenue		32,153	26,722
Other income	3	1,227	757
Expenses excluding finance costs	4	(22,403)	(19,995)
Share of profits from jointly controlled entities	15	3,694	1,787

Profit from operations		14,671	9,271

Comprising:
Group production	2	14,560	9,157
Third party products	2	111	114

	2	14,671	9,271

Financial income	6	226	216
Financial expenses	6	(731)	(547)

Net finance costs	6	(505)	(331)

Profit before taxation		14,166	8,940

Income tax expense	8	(3,207)	(1,876)
Royalty related taxation (net of income tax benefit)	8	(425)	(436)

Total taxation expense	8	(3,632)	(2,312)

Profit after taxation		10,534	6,628

Profit attributable to minority interests		84	232
Profit attributable to members of BHP Billiton Group		10,450	6,396

Earnings per ordinary share (basic) (US cents)	9	173.2	104.4
Earnings per ordinary share (diluted) (US cents)	9	172.4	104.0

Dividends per ordinary share – paid during the period (US cents)	10	32.0	23.0
Dividends per ordinary share – declared in respect of the period (US cents)	10	36.0	28.0

The accompanying notes form part of these financial statements.

Consolidated Statement of Recognised Income and Expense

for the year ended 30 June 2006

	Notes	2006 US$M	2005 US$M

Profit after taxation		10,534	6,628
Amounts recognised directly in equity
Actuarial gains/(losses) on pension and medical schemes		111	(149)
Available for sale investments:
Valuation gains/(losses) taken to equity		(1)	—
Cash flow hedges:
(Losses)/gains taken to equity		(27)	—
(Gains)/losses transferred to the initial carrying amount of hedged items		(25)	—
Exchange fluctuations on translation of foreign operations		(1)	7
Tax on items recognised directly in or transferred from, equity		4	52

Total amounts recognised directly in equity		61	(90)

Total recognised income and expense for the year		10,595	6,538

Attributable to minority interests		84	232
Attributable to members of BHP Billiton Group		10,511	6,306

Effect of change in accounting policy
Impact of adoption of IAS 39 / AASB 139 (net of tax) to:
- retained earnings	25, 26	55	—
- hedging reserve	26	30	—
- financial assets reserve	26	116	—

Total effect of change in accounting policy		201	—

Attributable to minority interests		—	—
Attributable to members of BHP Billiton Group		201	—

The accompanying notes form part of these financial statements

Consolidated Balance Sheet

as at 30 June 2006

	Notes	2006 US$M	2005 US$M

ASSETS
Current assets
Cash and cash equivalents	32	776	1,222
Trade and other receivables	11	3,831	3,175
Other financial assets	12	808	69
Inventories	13	2,732	2,422
Assets held for sale	14	469	—
Other		160	148

Total current assets		8,776	7,036

Non-current assets
Trade and other receivables	11	813	786
Other financial assets	12	950	257
Inventories	13	93	101
Investments in jointly controlled entities	15	4,299	3,254
Property, plant and equipment	16	30,985	27,764
Intangible assets	17	683	667
Deferred tax assets	8	1,829	1,906
Other		88	72

Total non-current assets		39,740	34,807

Total assets		48,516	41,843

LIABILITIES
Current liabilities
Trade and other payables	18	4,053	3,856
Interest bearing liabilities	19	1,368	1,298
Liabilities held for sale	14	192	—
Other financial liabilities	20	544	—
Current tax payable		1,358	936
Provisions	21	1,067	1,097
Deferred income		279	262

Total current liabilities		8,861	7,449

Non-current liabilities
Trade and other payables	18	169	156
Interest bearing liabilities	19	7,648	8,651
Other financial liabilities	20	289	—
Deferred tax liabilities	8	1,592	2,351
Provisions	21	4,853	4,613
Deferred income		649	707

Total non-current liabilities		15,200	16,478

Total liabilities		24,061	23,927

Net assets		24,455	17,916

EQUITY
Share capital – BHP Billiton Limited (a)	23	1,490	1,611
Share capital – BHP Billiton Plc (b)	23	1,234	1,234
Share premium account	24	518	518
Treasury shares held	23	(418)	(8)
Reserves	24	306	161
Retained earnings	25	21,088	14,059

Total equity attributable to members of BHP Billiton Group		24,218	17,575
Minority interests	26	237	341

Total equity	26	24,455	17,916

(a)	Ordinary shares of BHP Billiton Limited are 3,495,949,933 (2005: 3,587,977,615).
(b)	Authorised ordinary shares of BHP Billiton Plc are 3,000,000,000 (2005: 3,000,000,000) with a nominal value of US$0.50 (2005: US$0.50), of which 531,852,998 (2005: 531,852,998) remain unissued.

The accompanying notes form part of these financial statements

Consolidated Cash Flow Statement

for the year ended 30 June 2006

	Notes	2006 US$M	2005 US$M

Operating activities
Receipts from customers		32,938	28,425
Payments to suppliers and employees		(20,944)	(18,801)

Cash generated from operations		11,994	9,624
Dividends received		2,671	1,002
Interest received		121	90
Interest paid		(499)	(315)
Income tax paid		(3,152)	(1,476)
Royalty related taxation paid		(659)	(551)

Net operating cash flows	32	10,476	8,374

Investing activities
Purchases of property, plant and equipment		(5,239)	(3,450)
Exploration expenditure (including amounts capitalised)		(766)	(531)
Purchases of investments and funding of jointly controlled entities		(65)	(42)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash		(531)	(6,198)

Cash outflows from investing activities		(6,601)	(10,221)
Proceeds from sale of property, plant and equipment		92	153
Proceeds from sale or redemption of investments		153	227
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash		844	675

Net investing cash flows		(5,512)	(9,166)

Financing activities
Proceeds from ordinary share issues		34	66
Proceeds from interest bearing liabilities		5,912	5 668
Repayment of interest bearing liabilities		(7,013)	(1,735)
Purchase of shares by Employee Share Ownership Plan Trusts		(187)	(47)
Share buy-back – BHP Billiton Limited		(1,619)	(1,792)
Share buy-back – BHP Billiton Plc		(409)	—
Dividends paid		(1,936)	(1,404)
Dividends paid to minority interests		(190)	(238)
Repayment of finance leases		(4)	(22)

Net financing cash flows		(5,412)	496

Net decrease in cash and cash equivalents		(448)	(296)
Cash and cash equivalents, net of overdrafts, at beginning of year	32	1,207	1,509
Effect of foreign currency exchange rate changes on cash and cash equivalents		1	(6)

Cash and cash equivalents, net of overdrafts, at end of year	32	760	1,207

The accompanying notes form part of these financial statements.

Notes to Financial Statements

1 Accounting policies

Dual Listed Companies’ structure and basis of preparation of financial statements

Merger terms

On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, entered into a Dual Listed Companies’ (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

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

Treatment of the DLC merger for accounting purposes

The basis of accounting for the DLC merger was established under Australian and UK Generally Accepted Accounting Principles (GAAP), pursuant to the requirements of the Australian Securities and Investments Commission (ASIC) Practice Note 71 ‘Financial Reporting by Australian Entities in Dual-Listed Company Arrangements’, an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, and in accordance with the UK Companies Act 1985. In accordance with the transitional provisions of IFRS 1/AASB 1 ‘First-time Adoption of International Financial Reporting Standards’, the same basis of accounting is applied under International Financial Reporting Standards. Accordingly, this annual financial report presents the merged BHP Billiton Group as follows:

•	Results for the years ended 30 June 2006 and 30 June 2005 are of the combined merged entity comprising the BHP Billiton Plc Group and the BHP Billiton Limited Group;

•	Assets and liabilities of the BHP Billiton Plc Group and the BHP Billiton Limited Group were combined at the date of the merger at their existing carrying amounts;

Notes to Financial Statements

1 Accounting policies continued

Basis of preparation

This general purpose financial report for the year ended 30 June 2006 has been prepared in accordance with the requirements of the UK Companies Act 1985 and Australian Corporations Act 2001 and with:

•	Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board (AASB) and interpretations effective as of 30 June 2006

•	International Financial Reporting Standards and interpretations as adopted by the European Union (EU) as of 30 June 2006

•	those standards and interpretations adopted early as described below

The above standards and interpretations are collectively referred to as ‘IFRS’ in this report.

The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has not been restated.

This is the BHP Billiton Group’s first IFRS annual financial report. The basis of preparation is different to that of the most recent comparative year’s annual financial report due to the first time adoption of IFRS. An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the BHP Billiton Group is provided in note 38. This note includes reconciliations of equity and profit for comparative periods previously reported under UK GAAP and Australian GAAP to those amounts reported under IFRS.

A reconciliation of the major differences between the financial information prepared under IFRS compared to US GAAP is included in note 39.

This financial report has been prepared on the basis of IFRS in issue that are effective, or except as described below, available for early adoption at the BHP Billiton Group’s first IFRS annual reporting date of 30 June 2006. Except as noted below, the BHP Billiton Group has elected to early adopt all Australian Accounting Standards, IFRS as adopted by the EU and interpretations that have commencement dates later than the BHP Billiton Group’s IFRS transition date of 1 July 2004 and which permit early adoption. The decision to early adopt those standards and interpretations ensures that policy elections described below, including IFRS transition exemptions, are available. The principal standards and interpretations that have been early adopted are:

•	IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’

•	revised IAS 19/AASB 119 ‘Employee Benefits’

•	International Financial Reporting Interpretations Committee (IFRIC) pronouncement 5/Urgent Issues Group (UIG) Interpretation 5 ‘Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’

The BHP Billiton Group did not early adopt IFRS 7/AASB 7 ‘Financial Instruments: Disclosures’, and IFRIC 4 ‘Determining Whether an Arrangement Contains a Lease’. The potential impact had the standards been adopted early has not been determined.

IFRS 1/AASB 1 ‘First-time Adoption of International Financial Reporting Standards’, which governs the first time adoption of IFRS, in general requires accounting policies to be applied retrospectively to determine the opening balance sheet at the BHP Billiton Group’s IFRS transition date of 1 July 2004, and allows certain exemptions on the transition to IFRS, which the BHP Billiton Group has elected to apply.

Notes to Financial Statements

1 Accounting policies continued

Those elections considered significant to the BHP Billiton Group include decisions to:

•	not restate previous mergers or acquisitions and the accounting thereof

•	measure property, plant and equipment at deemed cost, being the carrying value of property, plant and equipment immediately prior to the date of transition, with no adjustment made to fair value

•	not apply the recognition and measurement requirements of IFRS 2/AASB 2 ‘Share-based Payment’ to equity instruments granted before 7 November 2002

•	recognise the cumulative effect of actuarial gains and losses on defined benefit employee schemes in retained earnings as at the transition date

•	transfer all foreign currency translation differences, previously held in reserves, to retained earnings at the transition date

In addition, as described below, BHP Billiton has applied the exemption available under IFRS 1/AASB 1 whereby International Accounting Standard (IAS) 32/AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’ have been applied from 1 July 2005 and not for the year ended 30 June 2005.

Basis of measurement

The financial report is drawn up on the basis of historical cost principles, except for derivative financial instruments and investments held for trading or available for sale, which are measured at fair value.

Currency of presentation

All amounts are expressed in millions of US dollars, unless otherwise stated, consistent with the predominant functional currency of the BHP Billiton Group’s operations.

Change in accounting policy

The accounting policies have been consistently applied by all entities included in the BHP Billiton Group consolidated financial report and are consistent with those applied in the prior year, except for:

Financial instruments

In the current year, the Group adopted IAS 32/AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39/ AASB 139 ‘Financial Instruments: Recognition and Measurement’ from 1 July 2005. Prior to 1 July 2005, the principal accounting policies affecting financial instruments were as follows:

•	Available for sale investments were classified as fixed asset investments and, other than for joint ventures and associates, were stated individually at cost less provisions for impairment.

•	Trading investments were classified as current asset investments and valued at the lower of cost and net realisable value. In determining net realisable values, market values were used in the case of listed investments and Directors’ estimates were used in the case of unlisted investments.

•	Derivative financial instruments were accounted for using Australian GAAP and UK GAAP hedge accounting principles whereby derivatives were matched to specifically identified commercial risks being hedged. These matching principles were applied using accrual accounting methods to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions were recognised when such transactions were recognised. Upon recognition of the underlying transaction, derivatives were valued at the appropriate market spot rate. When an underlying transaction could no longer be identified, gains or losses on a derivative previously designated as a hedge of that transaction were taken to the income statement, whether or not the derivative was terminated. When a hedge was terminated, the deferred gain or loss that arose prior to termination was:

(a)	deferred and included in the measurement of the anticipated transaction when it occurred; or

(b)	taken to the income statement when the anticipated transaction was no longer expected to occur.

•	The premiums paid on interest rate options and foreign currency put and call options were included in debtors and were deferred and included in the settlement of the underlying transaction.

Notes to Financial Statements

1 Accounting policies continued

The adoption of IAS 32/AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’ has resulted in the Group recognising available for sale investments and all derivative financial instruments as assets or liabilities at fair value. Accordingly, transitional adjustments in respect of IAS 32/AASB 132 and IAS 39/AASB 139 have been recorded in the opening balance sheet and against retained profits and reserves, as applicable, at 1 July 2005.

As a consequence of adopting IAS 32/AASB 132 and IAS 39/AASB 139 at 1 July 2005, equity attributable to BHP Billiton Group shareholders increased US$201 million as set out in the consolidated statement of recognised income and expense. This was net of consequential increases in deferred tax liabilities of US$37 million. This represents the net gain on measuring at fair value qualifying hedges, embedded derivatives, available for sale investments and certain derivatives that do not qualify as hedges, which were not recognised on a fair value basis prior to 1 July 2005. The major balance sheet items affected were financial assets: increase of US$1,279 million, financial liabilities: increase of US$634 million, and borrowings: increase of US$411 million. The net impact on other balance sheet items was a debit of US$3 million.

Principles of consolidation

The financial report of the BHP Billiton Group includes the consolidation of BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control exists where either parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases. Where the BHP Billiton Group’s interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in minority interests. The effects of all transactions between entities within the BHP Billiton Group have been eliminated.

Joint ventures

The BHP Billiton Group undertakes a number of business activities through joint ventures. Joint ventures are established through contractual arrangements that require the unanimous consent of each of the venturers regarding the strategic financial and operating policies of the venture (joint control). The BHP Billiton Group’s joint ventures are of two types:

Jointly controlled entities

A jointly controlled entity is a corporation, partnership or other entity in which each participant holds an interest. A jointly controlled entity operates in the same way as other entities, controlling the assets of the joint venture, earning its own income and incurring its own liabilities and expenses. Interests in jointly controlled entities are accounted for using the equity method and are carried at the lower of the equity accounted amount and recoverable amount. The share of jointly controlled entities’ net profit or loss is recognised in the income statement from the date that joint control commences until the date at which it ceases. Movements in reserves are recognised in the BHP Billiton Group’s reserves.

Jointly controlled assets and operations

The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities that do not give rise to a jointly controlled entity. These arrangements involve the joint ownership of assets dedicated to the purposes of each venture. These contractual arrangements do not create a jointly controlled entity due to the fact that the joint venture operates under the policies of the venturers that directly derive the benefits of operation of their jointly owned assets, rather than deriving returns from an interest in a separate entity.

The financial report of the BHP Billiton Group includes its share of the assets in such joint ventures, together with the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement, which are usually in proportion to the BHP Billiton Group’s interest in the jointly controlled assets.

Notes to Financial Statements

1 Accounting policies continued

Intangible assets and goodwill

Amounts paid for the acquisition of identifiable intangible assets, such as patents, trademarks and licences, are capitalised at the fair value of consideration paid and are recorded at cost less accumulated amortisation and impairment charges. Identifiable intangible assets with a finite life are amortised on a straight-line basis over their expected useful life, which is typically no greater than eight years. The BHP Billiton Group has no identifiable intangible assets for which the expected useful life is indefinite.

Where the fair value of the consideration paid for a business acquisition exceeds the fair value of the identifiable assets and liabilities acquired, the difference is treated as goodwill. Goodwill is not amortised, however the carrying amount of all goodwill and identifiable intangible assets with an indefinite useful life is assessed annually against its recoverable amount as explained below under ‘Impairment of non-current assets’.

On the subsequent disposal or termination of a previously acquired business, any remaining balance of associated goodwill and identifiable intangible assets is included in the determination of the profit or loss on disposal or termination.

Foreign currencies

The BHP Billiton Group’s reporting currency and the functional currency of the majority of its operations is the US dollar as this is the principal currency of the economic environments in which they operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are recorded using the exchange rate ruling at the date of the underlying transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at year end and the gains or losses on retranslation are included in the income statement, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration and rehabilitation, which are capitalised in property, plant and equipment, and foreign exchange gains and losses on foreign currency borrowings designated as a hedge of the net assets of foreign operations.

The income statement of subsidiaries and joint ventures that have functional currencies other than US dollars are translated to US dollars at the date of each transaction. Assets and liabilities are translated at exchange rates prevailing at the year end. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint ventures, together with differences between their income statement translated at actual and closing rates, are recognised in the foreign currency translation reserve. For the purpose of foreign currency translation, the net investment in a foreign operation is determined inclusive of foreign currency intercompany balances for which settlement is neither planned nor likely to occur in the foreseeable future. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is recognised in the income statement at the time of disposal.

Notes to Financial Statements

1 Accounting policies continued

Share-based payments

For share-based payments, the fair value at grant date of equity settled share awards made by the BHP Billiton Group is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the employee share awards reserve. The fair value of awards is calculated using an option pricing model which considers the following factors:

•	exercise price

•	expected life of the award

•	current market price of the underlying shares

•	expected volatility

•	expected dividends

•	risk-free interest rate

•	market-based performance hurdles

Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed. Where BHP Billiton Group shares are acquired by on-market purchases prior to settling vested entitlements, the cost of the acquired shares is carried as treasury shares and deducted from equity. When awards are satisfied by delivery of acquired shares, any difference between their acquisition cost and the remuneration expense recognised is charged directly to retained earnings. The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in equity as part of the employee share awards reserve.

Sales revenue

Revenue from the sale of goods and disposal of other assets is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists, indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectability is reasonably assured. This is generally when title passes.

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

In the case of certain exchange traded commodities, the sales price is determined on a provisional basis at the date of sale; adjustments to the sales price occurs based on movements in quoted market prices up to the date of final pricing. The period between provisional invoicing and final pricing is typically between 60 and 120 days. Revenue on provisionally priced sales is recognised based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue. In all cases, fair value is estimated by reference to forward market prices.

Revenue is not reduced for royalties and other taxes payable from production.

The BHP Billiton Group separately discloses sales of Group production from sales of third party products due to the significant difference in profit margin earned on these sales.

Notes to Financial Statements

1 Accounting policies continued

Exploration and evaluation expenditure

Exploration and evaluation activity involves the search for mineral and petroleum resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

•	researching and analysing historical exploration data

•	gathering exploration data through topographical, geochemical and geophysical studies

•	exploratory drilling, trenching and sampling

•	determining and examining the volume and grade of the resource

•	surveying transportation and infrastructure requirements

•	conducting market and finance studies

Administration costs that are not directly attributable to a specific exploration area are charged to the income statement. Licence costs paid in connection with a right to explore in an existing exploration area are capitalised and amortised over the term of the permit.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure is capitalised:

•	In respect of minerals activities:

-	the exploration and evaluation activity is within an area of interest which was previously acquired in a business combination and measured at fair value on acquisition, or where a final feasibility study has been completed indicating the existence of commercially recoverable reserves.

•	In respect of petroleum activities:

-	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

-	at the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure is recorded as a component of property, plant and equipment at cost less impairment charges. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit (CGU)) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement.

Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as ‘Assets under construction’, and is disclosed as a component of property, plant and equipment. Development expenditure for both minerals and petroleum activities is capitalised and classified as assets under construction. As the asset is not available for use, it is not depreciated. On completion of development, any capitalised exploration and evaluation expenditure, together with the subsequent development expenditure, is classified as either property, plant and equipment or other mineral assets and amortised on a unit of production basis.

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges.

Disposals

Disposals are taken to account in the income statement. Where the disposal involves the sale or abandonment of a significant business or all of the assets associated with such a business the gain or loss is treated as an exceptional item.

Mineral rights

Acquired mineral rights are capitalised and classified as other mineral assets and depreciated from commencement of production on a unit of production basis over the estimated life of the asset.

The BHP Billiton Group’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all declared reserves on the leased properties to be mined in accordance with current production schedules.

Notes to Financial Statements

1 Accounting policies continued

Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis using estimated lives as follows:

• Buildings	–	25 to 50 years

• Land	–	not depreciated

• Plant, machinery and equipment	–	4 to 30 years

• Mineral rights	–	based on the estimated life of reserves on a unit of production basis

• Exploration, evaluation and development expenditure on mineral assets and other mining assets	–	over the life of the proved and probable reserves on a unit of production basis

• Petroleum interests	–	over the life of the proved developed oil and gas reserves on a unit of production basis

• Leasehold buildings	–	over the life of the lease up to a maximum of 50 years

• Vehicles	–	3 to 5 years straight-line

• Capitalised leased assets	–	up to 50 years or life of lease, whichever is shorter

Leased assets

Assets held under leases which result in the BHP Billiton Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised at the lower of the fair value of the property, plant and equipment or the estimated present value of the minimum lease payments.

The corresponding finance lease obligation is included within interest bearing liabilities. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Operating lease assets are not capitalised and rental payments are included in the income statement on a straight-line basis over the lease term. Provision is made for the present value of future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

Impairment of non-current assets

Formal impairment tests are carried out annually for goodwill, indefinite life intangible assets and intangible assets not yet available for use. Formal impairment tests for all other assets are performed when there is an indication of impairment. At each reporting date, an assessment is made to determine whether there are any indications of impairment. The BHP Billiton Group conducts annually an internal review of asset values which is used as a source of information to assess for any indications of impairment. External factors, such as changes in expected future processes, costs and other market factors are also monitored to assess for indications of impairment. If any indication of impairment exists an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Direct costs of selling the asset are deducted. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that a market participant could take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value (NPV) of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) to a fair value calculation.

Notes to Financial Statements

1 Accounting policies continued

In testing for indications of impairment and performing impairment calculations, assets are considered as collective groups and referred to as cash generating units. Cash generating units are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions:	Basis:
Future production	Proved and probable reserves, resource estimates and, in certain cases, expansion projects
Commodity prices	Forward market and contract prices, and longer-term price protocol estimates
Exchange rates	Current (forward) market exchange rates
Discount rates	Cost of capital risk adjusted for the resource concerned

Overburden removal costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine. The costs of production stripping are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

•	All costs are initially charged to the income statement and classified as operating costs.

•	When the current ratio of waste to ore is greater than the estimated life of mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.

•	In subsequent years when the ratio of waste to ore is less than the estimated life of mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs.

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life of mine ratio. Changes to the estimated life of mine ratio are accounted for prospectively from the date of the change.

Capitalised development stripping costs are classified as ‘Plant and equipment’ and capitalised production stripping costs are classified as ‘Other mineral assets’. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

Inventories/stocks

Inventories/stocks, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and manufacturing overheads.

Finance costs

Finance costs are generally expensed as incurred except where they relate to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use.

Finance costs are capitalised up to the date when the asset is ready for its intended use. The amount of finance costs capitalised (before the effects of income tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Notes to Financial Statements

1 Accounting policies continued

Taxation

Taxation on the profit or loss for the year comprises current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the tax amounts are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years. It further excludes items that are never taxable or deductible.

Deferred tax is provided using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences. The tax effect of certain temporary differences is not recognised, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable profit); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the BHP Billiton Group is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax recognised is based on the expected manner and timing of realisation or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the BHP Billiton Group has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis.

Royalties and resource rent taxes are treated as taxation arrangements when they have the characteristics of a tax. This is considered to be the case when they are imposed under Government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current provisions and included in expenses.

Provision for employee benefits

Provision is made in the financial statements for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Group’s liability, including obligations for funding shortfalls, is determined after deducting the fair value of dedicated assets of such funds.

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave obliged to be settled within 12 months of the reporting date, are recognised in other creditors or provision for employee benefits in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

The liability for long service leave for which settlement within 12 months of the reporting date can not be deferred is recognised in the current provision for employee benefits and is measured in accordance with annual leave described above. The liability for long service leave for which settlement can be deferred beyond 12 months from the reporting date is recognised in the non-current provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national Government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Superannuation, pensions and other post-retirement benefits

The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards.

For schemes of the defined contribution type or those operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the BHP Billiton Group’s employees, the pension charge is calculated on the basis of contributions payable.

Notes to Financial Statements

1 Accounting policies continued

For defined benefit schemes, the cost of providing pensions is charged to the income statement so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses are recognised in full directly in equity. An asset or liability is consequently recognised in the balance sheet based on the present value of defined benefit obligations, less any unrecognised past service costs and the fair value of plan assets, except that any such asset can not exceed the total of unrecognised past service costs and the present value of refunds from and reductions in future contributions to the plan.

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying retirees. In some cases the benefits are provided through medical care schemes to which the Group, the employees, the retirees and covered family members contribute. In some schemes there is no funding of the benefits before retirement. These schemes are recognised on the same basis as described above for defined benefit pension schemes.

Restoration and rehabilitation

The mining, extraction and processing activities of the BHP Billiton Group normally give rise to obligations for site restoration and rehabilitation. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the BHP Billiton Group’s environmental policies.

Provisions for the cost of each restoration and rehabilitation program are recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all restoration and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate restoration and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.

Restoration and rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the country in which the operation is located. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, BHP Billiton Group environmental policies for which an obligation has been created.

When provisions for restoration and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of restoration and rehabilitation activities is classified as ‘Other mineral assets’ and amortised over the estimated economic life of the operation on a units of production basis. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognised in finance charges.

Restoration and rehabilitation provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the unamortised capitalised cost, in which case the capitalised cost is reduced to nil and the remaining adjustment is recognised in the income statement. Changes to the capitalised cost result in an adjustment to future amortisation charges. Adjustments to the estimated amount and timing of future restoration and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved. Factors influencing those changes include revisions to estimated reserves, resources and lives of operations; developments in technology; regulatory requirements and environmental management strategies; changes in the estimated costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates; and movements in interest rates affecting the discount rate applied.

Financial instruments

All financial assets are initially recognised at the fair value of consideration paid. Subsequently, financial assets are carried at fair value or amortised cost less impairment charges in accordance with the requirements of IAS 39/AASB 139. Where non-derivative financial assets are carried at fair value, gains and losses on remeasurement are recognised directly in equity unless the financial assets have been designated as being held at fair value through profit, in which case the gains and losses are recognised directly in the income statement. Financial assets are designated as being held at fair value through profit when this is necessary to reduce measurement inconsistencies for related assets and liabilities. All financial liabilities other than derivatives are carried at amortised cost.

Derivatives, including those embedded in other contractual arrangements but separated for accounting purposes because they are not clearly and closely related to the host contract, are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss on remeasurement depends on whether the derivative is designated as a hedging instrument, and, if so, the nature of the item being hedged. The measurement of fair value is based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the BHP Billiton Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

Notes to Financial Statements

1 Accounting policies continued

The BHP Billiton Group’s foreign exchange contracts held for hedging purposes are generally accounted for as cash flow hedges. Interest rate swaps held for hedging purposes are generally accounted for as fair value hedges. Derivatives embedded within other contractual arrangements and commodity based transactions executed through derivative contracts do not qualify for hedge accounting.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Any difference between the change in fair value of the derivative and the hedged risk constitutes ineffectiveness of the hedge and is recognised immediately in the income statement.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, plant and equipment purchases) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a hedged forecast transaction is no longer expected to occur, the cumulative hedge gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Available for sale and trading investments

Available for sale and trading investments are measured at fair value. Gains and losses on the remeasurement of trading investments are recognised directly in the income statement. Gains and losses on the remeasurement of available for sale investments are recognised directly in equity and subsequently recognised in the income statement when realised by sale or redemption, or when a reduction in fair value is judged to represent an impairment.

Application of critical accounting policies and estimates

The preparation of the consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported revenue and costs during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and costs. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The BHP Billiton Group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the BHP Billiton Group’s properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Notes to Financial Statements

1 Accounting policies continued

The BHP Billiton Group is required to determine and report ore reserves in Australia and the UK under the Australasian Code for Reporting of Mineral Resources and Ore Reserves September 1999, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. Reserve reporting requirements for SEC (United States of America) filings are specified in Industry Guide 7 which requires economic assumptions to be based on current economic conditions, which may differ from assumptions based on reasonable investment assumptions. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves. Accordingly, for SEC filings, assumed future selling prices are based on existing contract prices for commodities sold under long-term contracts, such as iron ore and coal, and the three-year historical average for commodities that are traded on the London Metals Exchange, such as copper and nickel.

Oil and gas reserves reported in Australia and the UK, and the US for SEC filing purposes, are based on prices prevailing at the time of the estimates as required under Statement of Financial Accounting Standards No. 69 ‘Disclosures about Oil and Gas Producing Activities’, issued by the US Financial Accounting Standards Board.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the BHP Billiton Group’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated future cash flows.

•	Depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•	Overburden removal costs recorded on the balance sheet or charged in the income statement may change due to changes in stripping ratios or the units of production basis of depreciation.

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure

The BHP Billiton Group’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Property, plant and equipment – recoverable amount

In accordance with BHP Billiton Group’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves (see ‘Reserve estimates’ above), operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the income statement.

Notes to Financial Statements

1 Accounting policies continued

Defined benefit superannuation schemes

For defined benefit schemes, other than certain industry-wide schemes, the cost of benefits charged to the income statement includes current and past service costs, interest costs on defined benefit obligations and the effect of any curtailments or settlements, net of expected returns on plan assets. An asset or liability is consequently recognised in the balance sheet based on the present value of defined obligations, less any unrecognised past service costs and the fair value of plan assets. For all other schemes, the cost of providing benefits is recognised based on contributions payable.

The accounting policy requires management to make judgements as to the nature of benefits provided by each scheme and thereby determine the classification of each scheme. For defined benefit schemes, management is required to make annual estimates and assumptions about future returns on classes of scheme assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining periods of service of employees. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries. Where actual experience differs to these estimates, actuarial gains and losses are recognised directly in equity. Refer to note 22 for details of the key assumptions.

Provision for restoration and rehabilitation

The BHP Billiton Group’s accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: changes to the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and interest charges. For closed sites, changes to estimated costs are recognised immediately in the income statement.

In addition to the uncertainties noted above, certain restoration and rehabilitation activities are subject to legal disputes and depending on the ultimate resolution of these issues the final liability for these matters could vary. Management believes that it is reasonably possible that, due to the nature of the liabilities for closed sites and the degree of uncertainty that surrounds them, our liabilities in relation to closed sites could be in the order of 30 per cent greater or in the order of 20 per cent lower than that provided at year end.

Taxation

The BHP Billiton Group’s accounting policy for taxation requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Assumptions are also required about the application of income tax legislation. These estimates and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Notes to Financial Statements

1 Accounting policies continued

Exchange rates

The following exchange rates against the US dollar have been applied in the financial report:

	Average year ended 30 June 2006	Average year ended 30 June 2005	As at 30 June 2006	As at 30 June 2005
Australian dollar (a)	0.75	0.75	0.74	0.76
Brazilian real	2.24	2.73	2.18	2.36
Canadian dollar	1.16	1.25	1.11	1.23
Chilean peso	532	595	546	579
Colombian peso	2,324	2,454	2,635	2,329
South African rand	6.41	6.21	7.12	6.67
Euro	0.82	0.79	0.78	0.83
UK pound sterling	0.56	0.54	0.55	0.55

(a)	Displayed as US$ to A$1 based on common convention.

Notes to Financial Statements

2 Business and geographical segments

Business segments

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

•	Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG)

•	Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina)

•	Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead, uranium and copper by-products including gold)

•	Carbon Steel Materials (exploration for and mining, processing and marketing of coking coal, iron ore and manganese)

•	Diamonds and Specialty Products (exploration for and mining of diamonds and titanium minerals, and fertiliser operations)

•	Energy Coal (exploration for and mining, processing and marketing of energy coal)

•	Stainless Steel Materials (exploration for and mining, processing and marketing of nickel and, prior to divestment in June 2005, chrome)

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments and exploration and technology activities.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

US$ million	Petroleum	Aluminium	Base Metals	Carbon Steel Materials	Diamonds and Specialty Products	Energy Coal	Stainless Steel Materials	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2006
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	4,797	3,704	9,034	9,626	1,263	2,713	2,916	5	34,058
Sale of third party product	967	1,374	1,259	88	—	606	37	629	4,960
Rendering of services	3	6	1	38	—	—	—	33	81
Inter-segment revenue	109	—	—	8	—	—	2	(119)	—

	5,876	5,084	10,294	9,760	1,263	3,319	2,955	548	39,099
Less: share of jointly controlled entities’ external revenue included above	(5)	(107)	(5,393)	(626)	(377)	(438)	—	—	(6,946)

Segment revenue	5,871	4,977	4,901	9,134	886	2,881	2,955	548	32,153

Segment result	2,963	917	1,998	4,159	209	131	901	(301)	10,977
Other attributable income (1)	5	37	—	9	—	—	—	(51)	—
Share of profits from jointly controlled entities	—	193	3,015	262	91	139	—	(6)	3,694

Profit from operations	2,968	1,147	5,013	4,430	300	270	901	(358)	14,671

Net finance costs									(505)
Income tax expense									(3,207)
Royalty related taxation									(425)

Profit after taxation									10,534

EBITDA before non-cash items	3,798	1,468	5,093	4,772	396	500	1,185	(242)	16,970
Other significant non-cash items	(7)	(44)	267	15	(3)	17	(41)	(76)	128

EBITDA (2)	3,791	1,424	5,360	4,787	393	517	1,144	(318)	17,098
Depreciation and amortisation	(720)	(227)	(339)	(356)	(93)	(247)	(243)	(39)	(2,264)
Impairment losses recognised	(113)	(50)	(8)	(1)	—	—	—	(1)	(173)
Reversals of previous impairment losses recognised	10	—	—	—	—	—	—	—	10

Profit from operations	2,968	1,147	5,013	4,430	300	270	901	(358)	14,671

Profit from group production	2,963	1,071	5,017	4,433	300	233	901	(358)	14,560
Profit from third party product	5	76	(4)	(3)	—	37	—	—	111

Capital expenditure	1,124	366	861	1,606	202	131	1,423	41	5,754

Segment assets	7,420	6,061	9,419	6,905	1,630	3,018	5,692	4,050	44,195
Investments in jointly controlled entities	112	551	2,511	410	115	622	—	—	4,321

Total assets	7,532	6,612	11,930	7,315	1,745	3,640	5,692	4,050	48,516

Segment liabilities	2,208	1,048	2,617	2,136	178	1,759	898	13,217	24,061

Notes to Financial Statements

2 Business and geographical segments continued

US$ million	Petroleum	Aluminium	Base Metals	Carbon Steel Materials	Diamonds and Specialty Products	Energy Coal	Stainless Steel Materials	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2005
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	3,953	3,103	4,372	7,298	986	2,718	2,265	3	24,698
Sale of third party product	1,955	1,543	670	238	523	669	9	784	6,391
Rendering of services	—	—	1	34	—	—	—	26	61
Inter-segment revenue	62	5	—	27	—	—	—	(94)	—

	5,970	4,651	5,043	7,597	1,509	3,387	2,274	719	31,150
Less: share of jointly controlled entities’ revenue included above	(3)	(80)	(2,714)	(429)	(778)	(416)	(8)	—	(4,428)

Segment revenue	5,967	4,571	2,329	7,168	731	2,971	2,266	719	26,722

Segment result	2,523	758	481	2,330	429	319	828	(184)	7,484
Other attributable income (1)	6	26	—	2	19	1	25	(79)	—
Share of profits from jointly controlled entities	—	139	1,285	148	77	137	1	—	1,787

Profit from operations	2,529	923	1,766	2,480	525	457	854	(263)	9,271

Net finance costs									(331)
Income tax expense									(1,876)
Royalty related taxation									(436)

Profit after taxation									6,628

EBITDA before non-cash items	3,151	1,122	1,952	3,098	710	740	1,014	(65)	11,722
Other significant non-cash items	—	15	(33)	(318)	(14)	(95)	(19)	(169)	(633)

EBITDA (2)	3,151	1,137	1,919	2,780	696	645	995	(234)	11,089
Depreciation and amortisation	(616)	(214)	(153)	(300)	(171)	(179)	(141)	(27)	(1,801)
Impairment losses recognised	(6)	—	—	—	—	(9)	—	(2)	(17)
Reversals of previous impairment losses recognised	—	—	—	—	—	—	—	—	—

Profit from operations	2,529	923	1,766	2,480	525	457	854	(263)	9,271

Profit from group production	2,515	902	1,777	2,466	503	403	854	(263)	9,157
Profit from third party product	14	21	(11)	14	22	54	—	—	114

Capital expenditure	898	268	345	1,063	239	164	475	31	3,483

Segment assets	6,448	5,398	7,880	4,885	1,429	2,359	4,377	5,813	38,589
Investments in jointly controlled entities	112	509	1,633	336	115	549	—	—	3,254

Total assets	6,560	5,907	9,513	5,221	1,544	2,908	4,377	5,813	41,843

Segment liabilities	1,955	745	2,240	1,903	162	1,558	612	14,752	23,927

(1)	Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items/eliminations to the applicable CSG / business segment.
(2)	EBITDA is profit from operations, less depreciation, amortisation and impairments.

Geographical information

US$ million	2006			2005			2006	2005
	Segment revenue by location of customer	Segment assets by location of assets	Segment capital expenditure	Segment revenue by location of customer	Segment assets by location of assets	Segment capital expenditure	Profit from operations before taxation by location of assets	Profit from operations before taxation by location of assets

Australia	3,507	22,960	3,813	2,626	19,105	1,914	7,369	4,348
North America	2,344	5,553	823	2,122	4,484	846	233	439
Europe	10,027	4,455	49	9,352	2,696	51	816	1,189
South America	729	3,640	843	55	4,547	428	4,892	2,426
Southern Africa	1,426	3,964	179	1,308	4,438	218	1,031	693
Japan	3,959	—	—	3,118	—	—	—	—
South Korea	1,689	—	—	1,662	—	—	—	—
China	5,294	—	—	3,413	—	—	—	—
Other Asia	2,496	—	—	1,851	—	—	—	—
Rest of World	682	734	47	1,215	863	26	330	176
Unallocated assets / net finance costs	—	2,889	—	—	2,456	—	(505)	(331)

BHP Billiton Group	32,153	44,195	5,754	26,722	38,589	3,483	14,166	8,940

Notes to Financial Statements

3 Other income

	2006 US$M	2005 US$M

Dividend income	34	37
Royalties	5	3
Rental income	5	36
Gains on sale of property, plant and equipment	57	69
Gains on sale of investments	19	43
Gains on sale of operations(a)	530	335
Other income	577	234

Total other income	1,227	757

(a)	Gains on sale of operations includes the sale of the Tintaya copper mine. Refer to note 5.

4 Expenses

	2006 US$M	2005 US$M

Changes in inventories of finished goods and work in progress	(309)	(248)
Raw materials and consumables used	5,353	4,031
Employee benefits expense	2,849	2,419
External services (including transportation)	5,274	4,160
Third party commodity purchases	4,831	5,675
Net foreign exchange (gains) / losses	(19)	60
Research and development costs before crediting related grants	76	33
Fair value change on derivatives	(88)	—
Fair value change on other financial assets	(2)	—
Government royalties paid and payable	776	565
Depreciation and amortisation expense	2,264	1,801
Exploration and evaluation expenditure incurred and expensed in the current period	561	351
Impairment of previously capitalised exploration and evaluation expenditure (a)	79	2
Reversal of previously impaired capitalised exploration and evaluation expenditure	(8)	—
Impairment of investments in jointly controlled entities (a)	50	—
Impairment of property, plant and equipment (a)	39	15
Reversal of previously impaired property, plant and equipment	(2)	—
Impairment of other intangible assets	5	—
Operating lease rentals payable	240	224
All other operating expenses	434	907

Total expenses	22,403	19,995

Remuneration of auditors
Audit fees payable by the BHP Billiton Group to:
Auditors of the BHP Billiton Group
KPMG	11.023	10.087
PricewaterhouseCoopers (b)	—	0.577

Total audit fees	11.023	10.664

Fees payable by the BHP Billiton Group to auditors for other services:
Auditors of the BHP Billiton Group
Audit related services (c)
KPMG (d)	2.006	1.141
Taxation services (e)
KPMG (d)	1.470	1.500
Other services (f)
KPMG (d)	0.209	0.110
PricewaterhouseCoopers (b)	—	1.457

Total other services	3.685	4.208

Total fees	14.708	14.872

(a)	Impairment charges for the year include:

A charge of US$31 million in respect of the Group’s interests in the Typhoon, Boris and Little Burn oil fields due to the decision not to pursue redevelopment options following damage sustained from Hurricane Katrina in the Gulf of Mexico in the current year.

A charge of US$32 million in respect of the Cascade and Chinook prospects in the Gulf of Mexico. Following a decision to divest the operations during the year, the negotiations of sale resulted in contingent consideration whereby part of the proceeds are dependent on future commercialisation of the prospects. Given the uncertainty of possible commercialisation, and therefore any payment to be received, an impairment has been recognised. Refer to notes 14 and 16.

A charge of US$50 million in respect of the Group’s investment in Valesul Aluminio SA reflecting its expected fair value upon anticipated disposal. Refer to notes 14, 15 and 35.

(b)	Audit fees and other services fees for PricewaterhouseCoopers arose in connection with their role as auditors of WMC Resources Ltd (WMC), where they were auditors of WMC up to 30 June 2005.
(c)	Mainly includes accounting advice and services associated with securities offerings. For the year ended 30 June 2006, audit fees of US$0.185 million (2005: US$0.328 million) relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.
(d)	The amounts paid to the UK firms and their associates for the year ended 30 June 2006 in relation to other services amounted to US$0.581 million (2005: US$0.600 million).
(e)	Mainly includes tax compliance services and employee expatriate taxation services.
(f)	Mainly includes certifications and non-financial audits.

Notes to Financial Statements

5 Exceptional items

Exceptional items are those items where their nature and amount is considered material and require separate disclosure. Such items included within the BHP Billiton Group profit for the year are detailed below.

Year ended 30 June 2006	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Sale of Tintaya copper mine	439	(143)	296

Exceptional items by Customer Sector Group
Base Metals	439	(143)	296

Sale of Tintaya copper mine

Effective 1 June 2006, BHP Billiton sold its interests in the Tintaya copper mine in Peru. Gross consideration received was US$853 million, before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes.

Year ended 30 June 2005	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	142	(6)	136
Termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)

Total by category	(111)	81	(30)

Exceptional items by Customer Sector Group
Petroleum	134	(10)	124
Base Metals	(29)	(4)	(33)
Carbon Steel Materials	(285)	80	(205)
Energy Coal	(73)	21	(52)
Stainless Steel Materials	142	(6)	136

Total by Customer Sector Group	(111)	81	(30)

Sale of Laminaria and Corallina

In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

Disposal of Chrome operations

Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business. The total proceeds on the sale were US$421 million, resulting in a profit before tax of US$127 million (US$1 million tax expense). In addition, the Group sold its interest in the Palmiet chrome business in May 2005 for proceeds of US$12 million, resulting in a profit before tax of US$15 million (US$5 million tax expense).

Provision for termination of operations

The Group decided to decommission the Boodarie Iron operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure related costs/charges associated with the closure.

Closure plans

As part of the Group’s regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe in relation to revision of the Group’s assessed rehabilitation obligation, predominantly resulting from revised water management plans and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

Notes to Financial Statements

6 Net finance costs

	2006 US$M	2005 US$M

Financial expenses
Interest on bank loans and overdrafts	134	34
Interest on all other loans	382	254
Finance lease and hire purchase interest	6	6
Dividends on redeemable preference shares	17	25
Discounting on provisions and other liabilities	266	173
Discounting on pension and medical benefit entitlements	108	114
Interest capitalised (a)	(144)	(78)
Net fair value change on hedged loans and related hedging derivatives	(30)	—
Exchange differences on net debt	(8)	19

	731	547

Financial income
Interest income	(123)	(118)
Return on pension plan assets	(103)	(98)

	(226)	(216)

Net finance costs	505	331

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2006 the capitalisation rate was 5.0 per cent (2005: 4.6 per cent).

7 Employees

	2006 Number	2005 Number

The average number of employees, which excludes jointly controlled entities’ employees and includes executive Directors, during the financial year was as follows:

Petroleum	2,180	1,998
Aluminium	4,259	4,453
Base Metals	4,360	2,499
Carbon Steel Materials	7,769	7,215
Diamonds and Specialty Products	1,189	1,254
Energy Coal	7,819	9,333
Stainless Steel Materials	2,927	5,534
Group and unallocated	2,681	1,915

	33,184	34,201

	2006 US$M	2005 US$M

The aggregate payroll expenses of those employees was as follows:

Wages, salaries and redundancies	2,567	2,203
Employee share awards	70	66
Social security costs	24	21
Pensions and post-retirement medical benefit costs – refer to note 22	188	129

	2,849	2,419

Notes to Financial Statements

8 Income tax and deferred tax

	2006 US$M	2005 US$M

Income tax expense comprises:
Current tax expense	4,312	2,388
Deferred tax expense	(680)	(76)

	3,632	2,312

UK taxation at the corporation rate of 30%
Current tax expense	393	194
Deferred tax expense	(99)	12

	294	206

Australian taxation at the corporation rate of 30%
Current tax expense	2,475	1,369
Deferred tax expense	72	244

	2,547	1,613

Overseas taxation
Current tax expense	1,444	825
Deferred tax expense	(653)	(332)

	791	493

	2006		2005
	%	US$M	%	US$M
Factors affecting tax charge for the period
The tax expense is different than the standard rate of corporation tax (30%).
The differences are explained below:
Profit before tax		14,166		8,940

Tax on profit at standard rate of 30%	30.0	4,250	30.0	2,682

Investment and development allowance	(1.5)	(219)	(1.7)	(150)
Amounts (over)/under provided in prior years	(0.3)	(48)	0.8	75
Recognition of prior year tax losses	(3.0)	(429)	(4.4)	(393)
Non deductible depreciation, amortisation and exploration expenditure	0.4	53	0.5	42
Tax rate differential on foreign income	1.8	252	0.9	78
Foreign tax on remitted and unremitted earnings from investments	0.5	72	0.5	44
Non tax-effected operating losses and capital gains	—	5	(0.4)	(37)
Foreign exchange gains and other translation adjustments	(0.6)	(78)	(1.0)	(87)
Tax rate changes	—	4	(0.1)	(9)
Adjustments to income tax expense relating to jointly controlled entities	(4.8)	(668)	(4.1)	(365)
Other	0.1	13	—	(4)

Income tax expense	22.6	3,207	21.0	1,876

Royalty related taxation (net of income tax benefits)	3.0	425	4.9	436

Total taxation expense	25.6	3,632	25.9	2,312

The movement for the year in the Group’s net deferred tax position was as follows:

	2006 US$M	2005 US$M

Net deferred tax (liability)/asset
Opening balance	(445)	(555)
Income tax credit recorded in the income statement	680	76
Effect of change in tax rates	—	(3)
Income tax credit/(charge) recorded directly in equity (a)	(24)	55
Acquisitions and disposals of subsidiaries	20	(9)
Exchange differences and other movements	6	(9)

Closing balance	237	(445)

(a)	The amounts charged directly to the SORIE including deferred tax relating to actuarial gains/(losses) on pension and medical plans, effective cash flow hedges and available for sale investments, and other amounts charged directly to equity including deferred tax relating to employee share awards.

Notes to Financial Statements

8 Income tax and deferred tax continued

The following details the composition of the Group’s net deferred tax asset and liability recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2006 US$M	2005 US$M	2006 US$M	2005 US$M	2006 US$M	2005 US$M

Type of temporary difference
Depreciation	(384)	218	1,394	1,900	103	86
Exploration expenditure	204	70	(71)	(51)	(154)	(33)
Employee benefits	130	139	(250)	(248)	3	(33)
Restoration and rehabilitation	186	25	(555)	(471)	(250)	(87)
Resource rent tax	—	—	213	127	20	8
Other provisions	30	37	17	(8)	6	(46)
Deferred income	56	21	(157)	(79)	(115)	11
Deferred charges	(133)	(131)	271	222	49	39
Investments including foreign tax credits	734	505	218	174	(184)	(157)
Foreign exchange losses	5	(1)	206	312	(111)	245
Non tax-depreciable fair value adjustments, revaluations and mineral rights	(26)	163	440	585	44	(26)
Other	51	110	(78)	102	(20)	207
Tax-effected losses	976	750	(56)	(214)	(71)	(290)

Total BHP Billiton Group	1,829	1,906	1,592	2,351	(680)	(76)

	2006 US$M	2005 US$M

Unrecognised deferred tax assets:
Tax losses and tax credits	499	609
Investments in subsidiaries and jointly controlled entities	387	390
Other deductible temporary differences	1,404	1,147

Total unrecognised deferred tax assets / valuation allowance	2,290	2,146

Unrecognised deferred tax liabilities:
Investments in subsidiaries and jointly controlled entities	1,446	1,156

Total unrecognised deferred tax liabilities	1,446	1,156

Notes to Financial Statements

8 Income tax and deferred tax continued

Tax losses

At 30 June 2006, the BHP Billiton Group has income and capital tax losses with a tax benefit of approximately US$499 million (2005: US$609 million) which are not recognised as deferred tax assets. The BHP Billiton Group anticipates benefits from the recognition of losses in future periods to the extent of income or gains in relevant jurisdictions. The gross amount of tax losses carried forward that have not been tax effected expire as summarised below:

Year of expiry	Australian losses US$M	UK losses US$M	Foreign losses US$M	Total losses US$M

Income tax losses
2007			8	8
2008			31	31
2009			14	14
2010			35	35
2011			11	11
2014			9	9
2015			53	53
2018			1	1
2020			1	1
2021			3	3
2024			1	1
2025			4	4
2026			55	55
Unlimited	—	254	180	434

	—	254	406	660

Capital tax losses
Unlimited	922	3	21	946

	922	257	427	1,606

Tax effect of total losses	277	77	145	499

The gross amount of tax losses and tax credits that have been included in deferred tax assets and liabilities are summarised as follows:

Year of expiry	Australian US$M	UK US$M	Foreign US$M	Total US$M

Income tax losses and credits
2007			14	14
2008			5	5
2009			24	24
2010			60	60
2014			13	13
2017			16	16
2018			36	36
2019			178	178
2020			390	390
2021			247	247
2022			63	63
2023			56	56
2024			261	261
2025			833	833
2026			1	1
Unlimited	78	—	490	568

	78	—	2,687	2,765

Tax credits

At 30 June 2006, the BHP Billiton Group had US$nil tax credits that have not been recognised (2005: US$nil).

Notes to Financial Statements

8 Income tax and deferred tax continued

Deductible temporary differences

At 30 June 2006, the BHP Billiton Group had deductible temporary differences for which deferred tax assets of US$1,791 million (2005: US$1,537 million) have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

The BHP Billiton Group anticipates it will continue to incur foreign expenditure including exploration, or incur losses, in jurisdictions in which, under current accounting policies, the tax-effect of such expenditure or losses may not be recognised. The BHP Billiton Group will continue to incur non-deductible accounting depreciation and amortisation.

The BHP Billiton Group recognises net deferred tax assets relating to tax losses and temporary differences to the extent that it can reasonably foresee future profits against which to realise those assets. Following continued progress in the BHP Billiton Group’s Gulf of Mexico (US) projects, additional benefits of tax losses and temporary differences have been recognised in the current year resulting in a reduction in the effective tax rate of approximately 3 per cent (2005: 4 per cent) when compared to the statutory tax rate. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses and temporary differences may be recognised.

Temporary differences associated with investments in subsidiaries and jointly controlled entities

At 30 June 2006, deferred tax liabilities of US$1,446 million (2005: US$1,156 million) associated with undistributed earnings of subsidiaries and jointly controlled entities have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Other factors affecting taxation

The Australian Taxation Office (“ATO”) has issued assessments against subsidiary companies, primarily BHP Billiton Finance Ltd, in respect of the 1999-2002 financial years. The assessments relate to the deductibility of bad debts in respect of funding subsidiaries which undertook the Beenup, Boodarie Iron and Hartley projects. The assessments are for primary tax of US$511 million and interest (net of tax) and penalties of US$375 million. Appeals have been lodged to the Federal Court against the assessments.

As at 30 June 2006, the total amount in dispute relating to bad debts on loans is approximately US$886 million, including accrued interest and penalties (after tax). A total amount of US$472 million in respect of the disputed amounts has been paid pursuant to ATO disputed assessments guidelines. The amounts paid have been recognised as a reduction of the Group’s net tax liabilities. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.

9 Earnings per share

	2006	2005
Basic earnings per share (US cents)	173.2	104.4
Diluted earnings per share (US cents)	172.4	104.0
Basic earnings per American Depositary Share (ADS) (US cents) (a)	346.4	208.8
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	344.8	208.0
Basic earnings (US$ million)	10,450	6,396
Diluted earnings (US$ million) (b)	10,456	6,399

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2006 Million	2005 Million
Basic earnings per share denominator	6,035	6,124
Shares and options contingently issuable under employee share ownership plans	31	32

Diluted earnings per share denominator	6,066	6,156

(a)	Each ADS represents two ordinary shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$6 million (2005: US$3 million) that would not be made if potential ordinary shares were converted to fully paid.

Notes to Financial Statements

10 Dividends

	2006 US$M	2005 US$M
Dividends paid during the period
BHP Billiton Limited	1,148	842
BHP Billiton Plc - Ordinary shares	790	567
- Preference shares (a)	—	—

	1,938	1,409

Dividends declared in respect of the period
BHP Billiton Limited	1,275	1,004
BHP Billiton Plc - Ordinary shares	885	691
- Preference shares (a)	—	—

	2,160	1,695

	2006 US cents	2005 US cents
Dividends paid during the period (per share)
Prior year final dividend	14.5	9.5
Interim dividend	17.5	13.5

	32.0	23.0

Dividends declared in respect of the period (per share)
Interim dividend	17.5	13.5
Final dividend	18.5	14.5

	36.0	28.0

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each (2005: 5.5 per cent).

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 23 August 2006, BHP Billiton declared a final dividend of 18.5 US cents per share (US$1,100 million), which will be paid on 27 September 2006 (2005: 14.5 US cents per share – US$878 million).

Each American Depository Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30%.

	2006 US$M	2005 US$M
Franking credits as at 30 June	20	115
Franking credits arising from the payment of the amount of the current tax payable	811	213

Total franking credits available (i)	831	328

(i)	The payment of the final 2006 dividend declared post reporting date will reduce the franking account balance by US$285 million.

11 Trade and other receivables

	2006 US$M	2005 US$M
Current
Trade receivables	2,787	2,215
Provision for doubtful debts	(4)	(4)

Total trade receivables	2,783	2,211

Sundry receivables
Employee Share Plan Loans (a)	2	2
Other	1,049	965
Provision for doubtful debts	(3)	(3)

Total sundry receivables	1,048	964

Total current receivables	3,831	3,175

Non-current
Employee Share Plan loans (a)	45	58
Other sundry receivables (b)	768	728

Total non-current receivables	813	786

(a)	Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are full recourse and are available to fund the purchase of such shares for a period of up to 20 years, repayable by application of dividends or an equivalent amount—refer to note 27.
(b)	Other sundry receivables include loans to jointly controlled entities of US$nil (2005: US$84 million) that are in the form of cash on deposit, with the bank having an equivalent amount on loan to the jointly controlled entity.

Notes to Financial Statements

12 Other financial assets

	2006 US$M	2005 US$M
Current
At fair value (2005: at cost)
Interest rate swaps (a)	34	16
Forward exchange contracts	27	40
Commodity contracts (a)	725	—
Other derivative contracts	16	—

	802	56
At amortised cost (2005: at cost)
Insurance investments (b)	1	13
Other	5	—

Total current other financial assets	808	69

Non-current
At fair value (2005: at cost)
Interest rate swaps (a)	390	—
Forward exchange contracts	3	—
Commodity contracts (a)	73	—
Other derivative contracts	19	—
Shares – designated at fair value through profit and loss (a)	81	52
Shares – available for sale (a)	200	38
Other investments – available for sale (c)	184	167

Total non-current other financial assets	950	257

(a)	For derivative assets and liabilities at 30 June 2005 the corresponding fair values were: interest rate swaps US$140 million, commodity contracts US$6 million, shares designated as available for sale US$85 million, and shares designated at fair value through profit and loss US$70 million.
(b)	Includes US$1 million (2005: US$13 million) relating to the BHP Billiton Group’s self-insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.
(c)	Investments held by the Ingwe, Selbaie and Rio Algom Environmental Trust Funds and the Samancor Rehabilitation Trust. The future realisation of these investments is intended to fund environmental obligations relating to the closure of Ingwe’s, Selbaie’s, Rio Algom’s and Samancor’s mines and consequently these investments, whilst under the BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under non-current provisions. Refer to note 21.

13 Inventories

		2006 US$M	2005 US$M
Current
Raw materials and consumables	- at net realisable value (a)	14	30
	- at cost	678	506

		692	536

Work in progress	- at net realisable value (a)	23	5
	- at cost	734	726

		757	731

Finished goods	- at net realisable value (a)	28	16
	- at cost	1,255	1,139

		1,283	1,155

Total current inventories		2,732	2,422

Non-current
Raw materials and consumables	- at cost	22	33
Work in progress	- at cost	71	68

Total non-current inventories		93	101

(a)	US$6 million of inventory write-downs were recognised during the year (2005: US$20 million). Inventory write-downs of US$19 million made in previous periods were reversed during the year (2005: US$3 million).

14 Assets held for sale

The following disclosures detail the significant assets and businesses that are classified as held for sale in the balance sheet as at 30 June 2006 in accordance with IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’:

Valesul Aluminio SA

BHP Billiton’s 45.5 per cent joint venture interest in Valesul Aluminio SA, an aluminium smelter located in Brazil, forming part of the Aluminium CSG, is presented as held for sale following the completion of a divestment review by the Group. An impairment charge of US$50 million has been recognised in the income statement for the year ended 30 June 2006 in order to write down the value of the Group’s equity accounted investment in Valesul to the expected realisable value, less costs to sell. The sale has been completed subsequent to 30 June 2006, refer to note 35.

Notes to Financial Statements

14 Assets held for sale continued

Southern Cross Fertilisers Pty Ltd

BHP Billiton announced on 9 May 2006 that it had entered into an agreement for the sale of Southern Cross Fertilisers Pty Ltd, a fertiliser mining and processing business, forming part of the Diamonds and Specialty Products CSG. The agreement has conditions precedent that remain unfulfilled at 30 June 2006, and therefore the assets and liabilities are classified as held for sale at this date. These conditions have been fulfilled subsequent to year end, and the sale completed, refer to note 35.

Bruce and Keith oil fields

At 30 June 2006, the Bruce and Keith oil fields (with associated acreage) which form part of the Petroleum CSG are being marketed as part of the BHP Billiton Group’s normal portfolio management process. As such, the assets and liabilities have been presented as held for sale at 30 June 2006.

Cascade and Chinook oil and gas prospects

BHP Billiton has entered into an agreement for the sale of its Cascade and Chinook oil and gas prospects, which form part of the Petroleum CSG. The agreement has conditions precedent that remain unfulfilled as at 30 June 2006, and therefore the assets are classified as held for sale as at this date. These conditions have been fulfilled subsequent to year end, and the sale completed, refer to note 35. At 30 June 2006, an impairment charge of US$32 million has been recognised in the income statement in order to write the value of the prospects down to the expected realisable value, less costs to sell.

Coal bed methane assets

On 21 June 2006, BHP Billiton announced that it had entered an agreement to sell its Australian coal bed methane interests which form part of the Petroleum CSG. The sale has conditions precedent that remain unfulfilled at 30 June 2006, and therefore the assets and liabilities are classified as held for sale as at this date. These conditions have been met subsequent to year end, and the sale completed, refer to note 35.

The net assets of these operations detailed above are shown in aggregate in the table below.

	2006 US$M	2005 US$M
Trade and other receivables	6	—
Inventories	22	—
Investments in jointly controlled entities	22	—
Property, plant and equipment	396	—
Deferred tax assets	20	—
Other	3	—

Total assets	469	—

Trade and other payables	39	—
Provisions	64	—
Deferred tax liabilities	89	—

Total liabilities	192	—

Net assets	277	—

15 Investments in jointly controlled entities

All entities included below are entities subject to joint control as a result of governing contractual arrangements.

				Ownership interest (a)		Carrying value of investment
Major shareholdings in jointly controlled entities	Country of incorporation	Principal activities	Reporting date (a)	2006%	2005%	2006 US$M	2005 US$M
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	31 May	25	25	68	68
Carbones del Cerrejon LLC	Anguilla	Coal mining in Colombia	31 Dec	33.3	33.3	615	529
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	31 May	22	22	44	44
Minera Antamina SA	Peru	Copper and zinc mining	30 June	33.75	33.75	681	390
Richards Bay Minerals (b)	South Africa	Mineral sands mining and processing	31 Dec	50	50	110	100
Samarco Mineracao SA	Brazil	Iron ore mining	31 Dec	50	50	386	304
Advalloy (Pty) Ltd	South Africa	Manganese alloy producer	30 June	50	50	23	26
Valesul Aluminio SA (c)	Brazil	Aluminium smelting	31 Dec	45.5	45.5	—	50
Minera Escondida Limitada (d)	Chile	Copper mining	30 June	57.5	57.5	1,820	1,243
Mozal SARL	Mozambique	Aluminium smelting	30 June	47.1	47.1	528	459
Other	Various	Various				24	41

Total						4,299	3,254

Notes to Financial Statements

15 Investments in jointly controlled entities continued

	2006 US$M	2005 US$M
Movements in carrying amount
Carrying amount at the beginning of the financial year	3,254	2,593
Group share of profits	3,694	1,787
Additions	37	39
Dividends received/receivable	(2,644)	(965)
Disposals	(25)	(187)
Assets held for sale (c)	(22)	—
Impairment (c)	(50)	—
Transfers and other movements	55	(13)

Carrying amount at the end of the financial year	4,299	3,254

	In aggregate		BHP Billiton Group share
	2006 US$M	2005 US$M	2006 US$M	2005 US$M
Net assets of jointly controlled entities can be analysed as follows:
Current assets	5,218	3,559	2,445	1,612
Non-current assets	11,341	10,763	5,192	4,876
Current liabilities	(2,997)	(2,119)	(1,482)	(1,004)
Non-current liabilities	(3,843)	(4,755)	(1,856)	(2,230)

BHP Billiton Group share of net assets	9,719	7,448	4,299	3,254

	In aggregate		BHP Billiton Group share
	2006 US$M	2005 US$M	2006 US$M	2005 US$M
Share of jointly controlled entities’ profit
Revenue	14,205	9,303	6,946	4,428
Net operating costs	(4,689)	(4,484)	(2,207)	(2,102)

Operating profit	9,516	4,819	4,739	2,326
Income tax expense	(1,986)	(950)	(950)	(433)
Net finance costs	(200)	(234)	(95)	(106)

Profit after taxation	7,330	3,635	3,694	1,787

	2006 US$M	2005 US$M
Share of contingent liabilities and expenditure commitments of jointly controlled entities
Contingent liabilities	355	136
Share of capital commitments of jointly controlled entities	409	365
Other commitments	444	126

(a)	The ownership interest at the jointly controlled entity’s reporting date and BHP Billiton’s reporting date are the same. Whilst the annual financial reporting date may be different to BHP Billiton’s, financial information is obtained as at 30 June in order to report on a consistent annual basis with BHP Billiton’s reporting date.
(b)	Richards Bay Minerals comprises two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited of which the BHP Billiton Group’s ownership interest is 51 per cent (2005: 51 per cent) and 49.4 per cent (2005: 49.4 per cent) respectively. In accordance with the shareholder agreement between the BHP Billiton Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.
(c)	Valesul Aluminio SA is presented as held for sale following the completion of a divestment review by the Group. Refer to note 14.
(d)	While BHP Billiton legally holds a 57.5 per cent interest in Minera Escondida Limitada, the entity is subject to effective joint control due to participant and management agreements which results in the operation of an Owner’s Council, whereby significant commercial and operational decisions are determined on aggregate voting interests of at least 75% of the total ownership interest. Therefore the BHP Billiton Group does not have the ability to unilaterally control, and therefore consolidate, the investment in accordance with IAS 27 / AASB 127 ‘Consolidated and Separate Financial Statements’.

Notes to Financial Statements

16 Property, plant and equipment

Year ended 30 June 2006	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Cost
At the beginning of the financial year	2,559	26,176	12,124	3,344	637	44,840
Additions	74	990	450	4,718	204	6,436
Acquisitions of subsidiaries and operations	5	—	47	—	—	52
Disposals	(31)	(202)	(128)	(3)	(7)	(371)
Disposals of subsidiaries and operations	(148)	(470)	(257)	(10)	—	(885)
Transfer to current asset held for sale	(46)	(794)	(208)	(30)	(45)	(1,123)
Exchange variations	(1)	26	7	—	1	33
Transfers and other movements	237	2,001	(670)	(1,352)	(50)	166

At the end of the financial year	2,649	27,727	11,365	6,667	740	49,148

Accumulated depreciation
At the beginning of the financial year	1,052	12,741	3,178	—	105	17,076
Charge for the year	137	1,705	381	—	13	2,236
Impairments for the year	—	37	—	(8)	79	108
Disposals	(21)	(159)	(127)	(3)	(7)	(317)
Disposals of subsidiaries and operations	(91)	(284)	(150)	—	—	(525)
Transfer to current asset held for sale	(3)	(567)	(157)	—	—	(727)
Exchange variations	—	28	6	—	—	34
Transfers and other movements	12	271	—	(1)	(4)	278

At the end of the financial year	1,086	13,772	3,131	(12)	186	18,163

Net book value at 30 June 2006	1,563	13,955	8,234	6,679	554	30,985

Year ended 30 June 2005	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Cost
At the beginning of the financial year	2,247	22,075	6,543	2,730	504	34,099
Additions	63	720	360	2,919	182	4,244
Acquisitions of subsidiaries and operations	212	2,016	4,973	154	63	7,418
Disposals	(39)	(218)	(6)	(6)	(21)	(290)
Disposals of subsidiaries and operations	(60)	(727)	(39)	(35)	(23)	(884)
Exchange variations	1	(6)	4	17	—	16
Transfers and other movements	135	2,316	289	(2,435)	(68)	237

At the end of the financial year	2,559	26,176	12,124	3,344	637	44,840

Accumulated depreciation
At the beginning of the financial year	929	11,933	2,835	—	126	15,823
Charge for the year	121	1,267	370	—	16	1,774
Impairments for the year	1	5	4	—	7	17
Disposals	(18)	(201)	(6)	—	(15)	(240)
Disposals of subsidiaries and operations	(24)	(459)	(26)	—	(20)	(529)
Exchange variations	1	(11)	—	—	—	(10)
Transfers and other movements	42	207	1	—	(9)	241

At the end of the financial year	1,052	12,741	3,178	—	105	17,076

Net book value at 30 June 2005	1,507	13,435	8,946	3,344	532	27,764

Included within the net book value of other mineral assets is US$916 million (2005: US$682 million) of capitalised production stripping costs.

Notes to Financial Statements

17 Intangible assets

	2006			2005
	Goodwill US$M	Software and other intangibles US$M	Total US$M	Goodwill US$M	Software and other intangibles US$M	Total US$M
Cost
Balance at the beginning of the financial year	572	179	751	423	101	524
Additions	—	14	14	197	—	197
Disposals	—	(19)	(19)	(48)	(11)	(59)
Transfers and other movements	—	36	36	—	89	89

Balance at the end of the financial year	572	210	782	572	179	751

Amortisation and impairment losses
Balance at the beginning of the financial year	—	84	84	—	40	40
Disposals	—	(18)	(18)	—	(11)	(11)
Charge for the year	—	28	28	—	27	27
Impairments for the year	—	5	5	—	—	—
Transfers and other movements	—	—	—	—	28	28

Balance at the end of the financial year	—	99	99	—	84	84

Total intangible assets (a)	572	111	683	572	95	667

(a)	The Group’s aggregate net book value of goodwill is US$572 million compared to a net equity in excess of US$24 billion at 30 June 2006. The goodwill is allocated across a number of cash generating units (CGUs) in different CSGs, with no one CGU or CSG accounting for more than US$150 million of the total goodwill.

18 Trade and other payables

	2006 US$M	2005 US$M
Current
Trade creditors	2,750	2,096
Sundry creditors	1,303	1,760

Total current payables	4,053	3,856

Non-current
Sundry creditors	169	156

Total non-current payables	169	156

Notes to Financial Statements

19 Interest bearing liabilities

	2006 US$M	2005 US$M
Current
Unsecured bank loans	1,112	177
Notes and debentures (a)	1	597
Finance leases	6	3
Redeemable preference shares (b)	—	450
Unsecured other	233	56
Unsecured bank overdrafts	16	15

Total current interest bearing liabilities	1,368	1,298

Non-current
Unsecured bank loans	—	3,000
Notes and debentures (a)	6,126	3,795
Commercial paper	1,354	1,602
Redeemable preference shares (c)	15	—
Finance leases	54	53
Unsecured other	99	201

Total non-current interest bearing liabilities	7,648	8,651

(a)	At 30 June 2005 the corresponding fair values were: current notes and debentures US$702 million and non-current notes and debentures US$4,420 million.
(b)	BHP Operations Inc: Preferred stock

Auction market preferred stock: nil (2005: 600) shares issued at US$250,000 each were fully redeemed on 14 February 2006 for US$150 million.

Cumulative preferred stock series ‘A’: nil (2005: 3,000) shares issued at US$100,000 each were fully redeemed on 27 February 2006 for US$300 million.

(c)	BHP Billiton Foreign Holdings Inc: Preferred stock

Series A preferred stock: 150 (2005: nil) shares issued at US$100,000 each fully paid preferred stock, cumulative, non-participating. The shares are redeemable at the option of BHP Billiton Foreign Holdings Inc after 3 August 2013 and at the option of the holder of the shares after 3 February 2016.

In October 2005 we filed a US$3.0 billion shelf registration statement with the US Securities and Exchange Commission (SEC) and in December 2005 issued an SEC registered Global Bond comprising US$600 million of 5.00 per cent Senior Notes due in 2010, and US$750 million of 5.25 per cent Senior Notes due in 2015. The proceeds were used to partially repay the financing arranged to fund the WMC acquisition and to repay commercial paper.

In May 2006, we issued €650 million (US$807 million) of 4.125 per cent Euro Bonds due in 2011. The proceeds were used to partially repay financing arranged to fund the WMC acquisition and to repay commercial paper.

20 Other financial liabilities

	2006 US$M	2005 US$M
Current
At fair value (2005: at cost)
Interest rate swaps	11	—
Forward exchange contracts	21	—
Commodity contracts	503	—
Other derivative contracts	9	—

Total current other financial liabilities	544	—

Non-current
At fair value (2005: at cost)
Interest rate swaps	165	—
Forward exchange contracts	8	—
Commodity contracts	61	—
Other derivative contracts	55	—

Total non-current other financial liabilities	289	—

Notes to Financial Statements

21 Provisions

	2006 US$M	2005 US$M
Current
Employee benefits (a)	626	536
Restructuring (b)	35	296
Restoration and rehabilitation (c)	228	176
Post-retirement employee benefits (d)	17	7
Other	161	82

Total current provisions	1,067	1,097

Non-current
Employee benefits (a)	98	193
Restructuring (b)	133	—
Restoration and rehabilitation (c)	3,884	3,495
Post-retirement employee benefits (d)	574	773
Other	164	152

Total non-current provisions	4,853	4,613

	Employee benefits (a) US$M	Restructuring (b) US$M	Restoration and rehabilitation (c) US$M	Post-retirement employee benefits (d) US$M	Other US$M	Total US$M
At 1 July 2005	729	296	3,671	780	234	5,710
Amounts capitalised	—	—	405	—	—	405
Acquisition of subsidiaries and operations	—	—	—	—	—	—
Disposals of subsidiaries and operations	(25)	(1)	(54)	—	(2)	(82)
Charge/(credit) for the year:
Underlying	347	—	58	82	226	713
Discounting	—	—	221	—	—	221
Exchange variation	(13)	(1)	4	(10)	(6)	(26)
Released during the year	—	(12)	—	—	—	(12)
Actuarial gain taken to reserve	—	—	—	(111)	—	(111)
Exchange variation taken to reserves	—	(6)	6	—	—	—
Utilisation	(297)	(108)	(190)	(173)	(121)	(889)
Transfers and other movements	(17)	—	(9)	23	(6)	(9)

At 30 June 2006	724	168	4,112	591	325	5,920

At 1 July 2004	587	11	2,733	657	315	4,303
Amounts capitalised	—	—	537	—	—	537
Acquisition of subsidiaries and operations	60	4	280	12	16	372
Disposals of subsidiaries and operations	(7)	—	(61)	—	—	(68)
Charge/(credit) for the year:
Underlying	324	283	163	49	178	997
Discounting	—	—	166	—	—	166
Exchange variation	44	—	—	(2)	11	53
Released during the year	—	—	—	—	(5)	(5)
Actuarial gain taken to reserve	—	—	—	149	—	149
Exchange variation taken to reserves	1	—	6	—	1	8
Utilisation	(213)	(5)	(159)	(85)	(150)	(612)
Transfers and other movements	(67)	3	6	—	(132)	(190)

At 30 June 2005	729	296	3,671	780	234	5,710

(a)	The provision for employee benefits includes applicable amounts for annual leave, long service leave and associated on-costs, including workers’ compensation liabilities as detailed below:

Self-insurance workers’ compensation provision	2006 US$M	2005 US$M

New South Wales	20	17
South Australia	4	2
Victoria	2	3
Western Australia	6	5
Tasmania	1	2
Queensland	18	17

	51	46

The expenditure associated with employee benefits will occur in a manner consistent with when employees choose to exercise their entitlement to benefits.

Notes to Financial Statements

21 Provisions continued

(b)	Total provision for restructuring costs is made up of:

	2006 US$M	2005 US$M
Redundancies	5	80
Business terminations (including contract cancellations)	163	216

	168	296

The expenditure associated with restructuring provisions is expected to be incurred over a period exceeding more than one year.

(c)	At 30 June 2006, US$2,839 million (2005: US$2,509 million) was provided for reclamation and decommissioning costs relating to operating sites in the provision for site restoration and rehabilitation. In addition, the Group has certain obligations associated with maintaining and/or remediating closed sites. At 30 June 2006, US$1,273 million (2005: US$1,162 million) was provided for closed sites. The Group believes that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, these liabilities could be in the order of 25 per cent (2005: 30 per cent) greater, or in the order of 20 per cent (2005: 20 per cent) lower than the US$1,273 million provided at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites. Actual expenditure associated with these activities occurs both before and after closure and can continue for an extended period of time dependent on restoration and rehabilitation requirements.

These reclamation and decommissioning expenditures are mostly expected to be paid over the next thirty years. The provisions for reclamation and decommissioning are derived by discounting the expected expenditures to their net present value. The estimated total site rehabilitation cost (undiscounted and in today’s dollars) to be incurred in the future arising from operations to date, and including amounts already provided, is US$6,939 million (2005: US$6,284 million).

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

A comprehensive review of closure plans was conducted in 2004 and continues to be assessed in light of expenditures to date. The closure provisions for Southwest Copper, including amounts in relation to Pinal Creek litigation, total US$734 million at 30 June 2006 (2005: US$731 million).

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

A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2006, the BHP Billiton Group has provided US$118 million (2005: US$110 million) for its anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$138 million (2005: US$138 million), and the Group has paid out US$53 million up to 30 June 2006. These amounts are based on the provisional equal allocation of costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. As part of this action, BHP Copper is seeking contribution from its predecessors in interest with respect to BHP Copper’s ultimate allocated share of costs, based upon such predecessors’ proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper’s predecessors have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper.

Other closed sites

The closure provisions for other closed sites total US$539 million at 30 June 2006 (2005: US$431 million). The key sites covered by this amount are described briefly below.

Closed sites	Closure year	Group’s responsibility for restoration and rehabilitation activities
Typhoon	2006	Plug the abandoned wells and salvage the platform following cessation of production at Typhoon and associated fields, including Boris and Little Burn, as a result of Hurricane Rita. In August 2006 an agreement to assign the properties together with all responsibilities for plugging and abandonment was entered into with Energy Resource Technology, Inc. The effective date of this agreement is 1 July 2006.
Newcastle Steelworks	1999	Certain sediment in the Hunter River adjacent to the former steelworks site, together with certain other site remediation activities in the Newcastle area.
Island Copper	1995	Various site reclamation activities, including the long-term treatment of the pit lake and water management.
Selbaie	2004	Site reclamation and remediation activities.
Rio Algom	1990 -1996	Long-term remediation costs for various closed mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000.
Ingwe Collieries	1960 -2002	Site reclamation and remediation activities, including the long-term management of water leaving mining properties, of closed mines within the Ingwe operations.
Boodarie Iron	2005	Site reclamation activities.
Roane	1982	Site remediation activities.
Carson Hill	1990	Post closure monitoring and compliance activities in the US operated by a subsidiary of WMC Resources Ltd prior to its acquisition by the BHP Billiton Group in June 2005.

(d)	The provision for post-retirement employee benefits includes pension liabilities of US$231 million (2005: US$417 million) and post-retirement medical benefit liabilities of US$360 million (2005: US$363 million). Refer to note 22. This provision includes non-current non-executive Directors’ retirement benefits of US$3 million (2005: US$3 million).

Notes to Financial Statements

22 Pension and other post-retirement obligations

Pension schemes

Defined contribution pension plans and multi-employer pension plans

The BHP Billiton Group contributed US$118 million (2005: US$99 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred. Contributions to defined contribution plans for key management personnel are disclosed in note 31.

Defined benefit pension schemes

The BHP Billiton Group has closed all defined benefit schemes to new entrants. Existing defined benefit pension schemes remain operating in Australia, Canada, the US, Europe, South Africa and South America. Full actuarial valuations are prepared and updated annually to 30 June by local actuaries for all schemes. The Projected Unit Credit valuation method was used. The Group operates final salary schemes that provide final salary benefits only, non-salary related schemes that provide flat dollar benefits and mixed benefit schemes that consist of a final salary defined benefit portion and a defined contribution portion. The following sets out details in respect of the Group’s defined benefit pension schemes.

The amounts recognised in the balance sheet are as follows:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2006
Present value of funded defined benefit obligation	437	132	477	362	213	79	1,700
Present value of unfunded defined benefit obligation	4	23	32	—	—	—	59
(Fair value of defined benefit scheme assets)	(414)	(151)	(396)	(283)	(250)	(91)	(1,585)

(Surplus)/deficit	27	4	113	79	(37)	(12)	174

Unrecognised surplus	—	28	—	—	11	14	53
Adjustment for employer contributions tax	4	—	—	—	—	—	4

Net liability recognised in the balance sheet	31	32	113	79	(26)	2	231

Amounts in the balance sheet as at 30 June 2006
Assets	(7)	—	—	—	(26)	—	(33)
Liabilities	38	32	113	79	—	2	264

Net liability recognised in the balance sheet	31	32	113	79	(26)	2	231

Year ended 30 June 2005
Present value of funded defined benefit obligation	448	118	518	351	195	89	1,719
Present value of unfunded defined benefit obligation	3	12	12	—	—	—	27
(Fair value of defined benefit scheme assets)	(398)	(135)	(317)	(235)	(262)	(89)	(1,436)

(Surplus)/deficit	53	(5)	213	116	(67)	—	310

Unrecognised surplus	—	27	—	3	67	3	100
Adjustment for employer contributions tax	7	—	—	—	—	—	7

Net liability recognised in the balance sheet	60	22	213	119	—	3	417

Amounts in the balance sheet as at 30 June 2005
Assets	—	—	—	—	—	—	—
Liabilities	60	22	213	119	—	3	417

Net liability recognised in the balance sheet	60	22	213	119	—	3	417

The Group has no legal obligation to settle this liability with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each defined benefit scheme in accordance with the latest recommendations of the actuary to each scheme.

Notes to Financial Statements

22 Pension and other post-retirement obligations continued

The amounts recognised in the income statement are as follows:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2006
Current service cost	29	7	14	13	2	2	67
Interest cost	18	7	28	16	14	5	88
(Expected return on scheme assets)	(30)	(9)	(26)	(13)	(19)	(6)	(103)
Past service costs	1	—	—	—	2	—	3
Losses/(gains) on settlements/curtailments	(2)	—	—	(3)	—	—	(5)
Increase in adjustment for employer contributions tax	(2)	—	—	—	—	—	(2)

Total expense	14	5	16	13	(1)	1	48

- Recognised in employee benefits expense	26	7	14	10	4	2	63
- Recognised in net finance costs	(12)	(2)	2	3	(5)	(1)	(15)

Year ended 30 June 2005
Current service cost	25	5	12	11	3	1	57
Interest cost	17	7	28	14	18	4	88
(Expected return on scheme assets)	(22)	(8)	(25)	(13)	(25)	(5)	(98)
Past service costs	—	—	—	—	—	—	—
Losses/(gains) on settlements/curtailments	—	—	(2)	—	(3)	—	(5)
Increase in adjustment for employer contributions tax	—	—	—	—	—	—	—

Total expense	20	4	13	12	(7)	—	42

- Recognised in employee benefits expense	25	5	10	11	—	1	52
- Recognised in net finance costs	(5)	(1)	3	1	(7)	(1)	(10)

The amounts recognised in the statement of recognised income and expense (SORIE) are as follows:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2006
Actuarial (gains)/losses	(20)	5	(45)	(24)	32	(12)	(64)
Adjustment for limit on net asset	—	(3)	—	(3)	(53)	11	(48)

Total amount recognised in the SORIE	(20)	2	(45)	(27)	(21)	(1)	(112)

Year ended 30 June 2005
Actuarial (gains)/losses	(13)	9	66	47	(41)	10	78
Adjustment for limit on net asset	—	3	—	3	37	(8)	35

Total amount recognised in the SORIE	(13)	12	66	50	(4)	2	113

Year ended 30 June 2006
Total cumulative amount to the balance sheet date of actuarial (gains)/losses recognised in the SORIE (a)	(33)	14	21	23	(25)	1	1

Year ended 30 June 2005
Total cumulative amount to the balance sheet date of actuarial (gains)/losses recognised in the SORIE (a)	(13)	12	66	50	(4)	2	113

(a)	Cumulative amounts are calculated from the transition to IFRS on 1 July 2004.

The actual return on assets for the year ended 30 June 2006 is as follows:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2006
Actual return on assets for the year ended 30 June 2006	43	7	21	24	47	5	147

Year ended 30 June 2005
Actual return on assets for the year ended 30 June 2005	54	17	32	27	60	15	205

The changes in the present value of defined benefit obligations are as follows:

	2006 US$M	2005 US$M
Defined benefit obligation at beginning of year	1,746	1,421
Current service cost	67	57
Interest cost	88	88
Contributions by scheme participants	10	11
Actuarial (gains)/losses on benefit obligation	(19)	187
(Benefits paid)	(156)	(98)
Adjustment due to the inclusion of insured pensioners	—	12
Past service cost	3	—
Acquired in business combinations	38	63
Curtailment (gains)/losses	(5)	(5)
Reduction in defined benefit obligation due to settlement	(8)	(23)
Currency exchange (gains)/losses	(5)	33

Defined benefit obligation at end of year	1,759	1,746

Notes to Financial Statements

22 Pension and other post-retirement obligations continued

The changes in the fair value of scheme assets are as follows:

	2006 US$M	2005 US$M
Fair value of scheme assets at beginning of year	1,436	1,190
Expected return on scheme assets	103	98
Actuarial gains/(losses) on scheme assets	45	109
Employer contributions	156	66
Contributions by scheme participants	10	11
(Benefits paid)	(156)	(98)
Adjustment due to the inclusion of insured pensions	—	12
Acquired in business combinations	8	49
Reduction in scheme assets due to settlements during the year	(8)	(23)
Currency exchange (gains)/losses	(9)	22

Fair value of scheme assets at end of year	1,585	1,436

The fair values of defined benefit pension scheme assets segregated by major asset class are as follows:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2006
Bonds	200	75	246	118	16	87	742
Equities	181	60	144	129	107	2	623
Property	29	—	—	—	4	—	33
Cash and net current assets	—	—	—	—	—	—	—
Insured annuities	—	9	—	29	96	—	134
Other	4	7	6	7	27	2	53

Total	414	151	396	283	250	91	1,585

Year ended 30 June 2005
Bonds	100	70	77	86	23	85	441
Equities	243	50	237	104	115	2	751
Property	33	—	—	—	3	—	36
Cash and net current assets	11	6	3	4	19	1	44
Insured annuities	—	9	—	20	98	—	127
Other	11	—	—	21	4	1	37

Total	398	135	317	235	262	89	1,436

Scheme assets classified as ‘Other’ as at 30 June 2006 primarily comprise of investments in hedge funds and private equity in Australia, and index-linked gilts in Europe.

The fair value of scheme assets includes no amounts relating to any of the Group’s own financial instruments or any of the property occupied by, or other assets used by the Group.

The overall expected rate of return on assets is the weighted average of the expected rate of return on each applicable asset class and reflects the actual asset allocation as at the reporting date. For bonds, the expected rate of return reflects the redemption yields available on corporate and government bonds, as applicable, as at the reporting date. For all other asset classes, the expected rate of return reflects the rate of return expected over the long term.

The principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	Australia %	Canada %	US %	Europe %	South Africa %	South America %	Total %
Year ended 30 June 2006
Discount rate	4.9	5.7	6.3	5.1	8.5	7.2	5.9
Future salary increases	4.1	4.2	4.5	4.5	6.8	4.5	4.7
Future pension increases	—	—	3.0	2.5	5.5	2.7	3.3
Expected rate of return on scheme assets	6.2	6.3	7.2	6.2	8.5	7.2	6.9

Year ended 30 June 2005
Discount rate	4.3	5.2	5.1	4.6	7.5	6.0	5.1
Future salary increases	4.1	3.9	4.5	3.9	5.0	4.3	4.3
Future pension increases	—	—	3.0	2.4	3.8	2.7	2.9
Expected rate of return on scheme assets	8.0	6.3	8.3	5.7	7.8	7.0	7.4

Notes to Financial Statements

22 Pension and other post-retirement obligations continued

The present value of defined benefit obligations, fair value of scheme assets and associated experience adjustments are shown prospectively from the Group’s IFRS transition date as follows:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2006
Present value of defined benefit obligation	441	155	509	362	213	79	1,759
(Fair value of defined benefit scheme assets)	(414)	(151)	(396)	(283)	(250)	(91)	(1,585)

(Surplus)/deficit in the scheme	27	4	113	79	(37)	(12)	174

Experience adjustments to scheme liabilities	(14)	(6)	(3)	(7)	(31)	3	(58)
Experience adjustments to scheme assets	13	(2)	(4)	11	28	(1)	45

Year ended 30 June 2005
Present value of defined benefit obligation	451	130	530	351	195	89	1,746
(Fair value of defined benefit scheme assets)	(398)	(135)	(317)	(235)	(262)	(89)	(1,436)

(Surplus)/deficit in the scheme	53	(5)	213	116	(67)	—	310

Experience adjustments to scheme liabilities	(1)	(4)	—	(2)	(6)	(5)	(18)
Experience adjustments to scheme assets	32	9	7	13	35	10	106

Under IAS 19 / AASB 119, experience adjustments to scheme liabilities do not include the effect of changes in actuarial assumptions.

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Estimated employer contributions for the year ending 30 June 2007	22	7	11	16	2	1	59
Estimated contributions by scheme participants for the year ending 30 June 2007	2	—	—	2	1	—	5

Net financial position of pension schemes

The following is a summary of the most recent financial position of the major schemes in which the BHP Billiton Group participates in accordance with AASB 119 ‘Employee Benefits’ based on values of assets and liabilities as at 30 June 2006.

	Net market value of assets		Accrued benefits		Surplus/(deficit)
Name of fund	2006 US$M	2005 US$M	2006 US$M	2005 US$M	2006 US$M	2005 US$M
BHP Billiton Superannuation Fund (a)	1,440	1,272	1,430	1,228	10	44
Other Australian plans (a)	184	184	191	191	(7)	(7)
Other plans (b)	1,171	1,038	1,318	1,295	(147)	(257)

(a)	Measured as the difference between the net market value of plan assets and accrued benefits, as determined in accordance with AAS 25 ‘Financial Reporting by Superannuation Plans’.
(b)	Non-Australian plans are not required to report under AAS 25 ‘Financial Reporting by Superannuation Plans’. Accrued liabilities and asset values for other plans have generally been taken from IAS 19 / AASB 119 disclosures as at 30 June 2006 (refer above).

In the most recent actuarial reviews of the BHP Billiton Superannuation Plan, the plans actuary recommended that the BHP Billiton Group make contributions to the plan. These were determined using an assumed contribution rate of 17.7 per cent of salaries (plus top up contributions as required), a projected unit credit method of funding and on the basis that the cost of benefits is expected to be that each year as accrued.

The economic assumptions used in making these contribution recommendations include expected return on assets of 7 per cent and a salary increase rate of 3.5 per cent.

Post-retirement medical schemes

Defined benefit post-retirement medical schemes

The BHP Billiton Group operates a number of post-retirement medical schemes in Canada, the US, South Africa and South America. Full actuarial valuations are prepared by local actuaries for all schemes. All of the post-retirement medical schemes in the Group are unfunded. The following sets out details in respect of the Group’s post-retirement medical schemes.

Notes to Financial Statements

22 Pension and other post-retirement obligations continued

The amounts recognised in the balance sheet are as follows:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	Total US$M
Year ended 30 June 2006
Present value of unfunded defined benefit obligation	159	139	28	18	344
Unrecognised past service costs	16	—	—	—	16

Net liability recognised in the balance sheet	175	139	28	18	360

Amounts in the balance sheet as at 30 June 2006
Assets	—	—	—	—	—
Liabilities	175	139	28	18	360

Net liability recognised in the balance sheet	175	139	28	18	360

Year ended 30 June 2005
Present value of unfunded defined benefit obligation	152	147	26	19	344
Unrecognised past service costs	19	—	—	—	19

Net liability recognised in the balance sheet	171	147	26	19	363

Amounts in the balance sheet as at 30 June 2005
Assets	—	—	—	—	—
Liabilities	171	147	26	19	363

Net liability recognised in the balance sheet	171	147	26	19	363

The Group has no legal obligation to settle this liability with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each post-retirement medical scheme in accordance with the latest recommendations of the actuary to each scheme.

The amounts recognised in the income statement are as follows:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	Total US$M
Year ended 30 June 2006
Current service cost	3	5	—	—	8
Interest cost	10	7	2	1	20
Past service costs	(1)	—	—	—	(1)
Losses/(gains) on settlements/curtailments	—	—	—	—	—

Total expense	12	12	2	1	27

- Recognised in employee benefits expense	2	5	—	—	7
- Recognised in net finance costs	10	7	2	1	20

Year ended 30 June 2005
Current service cost	4	3	—	—	7
Interest cost	16	8	1	1	26
Past service costs	(7)	—	—	—	(7)
Losses/(gains) on settlements/curtailments	(22)	—	—	—	(22)

Total expense	(9)	11	1	1	4

- Recognised in employee benefits expense	(25)	3	—	—	(22)
- Recognised in net finance costs	16	8	1	1	26

The amounts recognised in the SORIE are as follows:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	Total US$M
Year ended 30 June 2006
Total amount of actuarial (gains)/losses recognised in the SORIE	13	(11)	—	(1)	1

Year ended 30 June 2005
Total amount of actuarial (gains)/losses recognised in the SORIE	12	20	(1)	5	36

Year ended 30 June 2006
Total cumulative amount to the balance sheet date of actuarial (gains)/losses recognised in the SORIE (a)	25	9	(1)	4	37

Year ended 30 June 2005
Total cumulative amount to the balance sheet date of actuarial (gains)/losses recognised in the SORIE (a)	12	20	(1)	5	36

(a)	Cumulative amounts are calculated from the transition to IFRS on 1 July 2004.

Notes to Financial Statements

22 Pension and other post-retirement obligations continued

The changes in the present value of defined benefit obligations are as follows:

	2006 US$M	2005 US$M
Defined benefit obligation at beginning of year	344	323
Current service cost	8	7
Interest cost	20	26
Actuarial (gains)/losses on benefit obligation	1	36
(Benefits paid)	(20)	(19)
Curtailment (gains)/losses	—	(22)
Currency exchange (gains)/losses	(9)	(7)

Defined benefit obligation at end of year	344	344

The principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	South Africa %	US %	Canada %	Suriname %	Total %
Year ended 30 June 2006
Discount rate	8.5	6.3	5.7	6.3	7.3
Medical cost trend rate (ultimate)	6.8	5.0	5.0	5.0	5.8

Year ended 30 June 2005
Discount rate	7.8	5.1	5.2	5.3	6.3
Medical cost trend rate (ultimate)	6.0	5.0	5.0	5.0	5.4

The impact of a one percentage point variation in the medical cost trend rate on results:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	Total US$M
Year ended 30 June 2006
Effect of an increase in the medical cost trend of 1% point on:
Total of service and interest cost	2	2	—	—	4
Defined benefit obligation	21	14	3	3	41

Effect of a decrease in the medical cost trend of 1% point on:
Total of service and interest cost	(2)	(2)	—	—	(4)
Defined benefit obligation	(17)	(11)	(2)	(2)	(32)

Year ended 30 June 2005
Effect of an increase in the medical cost trend of 1% point on:
Total of service and interest cost	2	2	—	—	4
Defined benefit obligation	18	13	2	3	36

Effect of a decrease in the medical cost trend of 1% point on:
Total of service and interest cost	(2)	(1)	—	—	(3)
Defined benefit obligation	(15)	(11)	(2)	(2)	(30)

The present value of defined benefit obligations and associated experience adjustments are as follows:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	Total US$M
Year ended 30 June 2006
Present value of defined benefit obligation	159	139	28	18	344
Experience adjustments to scheme liabilities	(13)	(3)	(1)	—	(17)

Year ended 30 June 2005
Present value of defined benefit obligation	152	147	26	19	344
Experience adjustments to scheme liabilities	5	1	1	1	8

Under IAS 19 / AASB 119, experience adjustments to scheme liabilities do not include the effect of changes in actuarial assumptions.

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	Total US$M
Estimated employer contributions for the year ending 30 June 2007	8	10	2	1	21

Notes to Financial Statements

23 Share capital

	BHP Billiton Limited		BHP Billiton Plc
	2006 Shares	2005 Shares	2006 Shares	2005 Shares
Share capital
Ordinary shares fully paid	3,495,949,933	3,587,977,615
Ordinary shares paid to A$1.36	195,000	195,000
Special Voting Share of no par value (a)	1	1
Authorised ordinary shares of US$0.50 par value			3,000,000,000	3,000,000,000
5.5% Preference shares of £1 each (b)			50,000	50,000
Special Voting Share of US$0.50 par value (a)			1	1
Equalisation Share of US$0.50 par value (c)			1	1

Movement in issued fully paid ordinary shares
Opening number of shares	3,587,977,615	3,759,487,555	2,468,147,002	2,468,147,002
Shares issued on exercise of Employee Share Plan Options (d)	3,923,267	8,859,470	—	—
Partly paid shares converted to fully paid (e)	—	347,018	—	—
Placement of shares for UK regulatory purposes (f)	30	—	—	—
Shares bought back and cancelled (g)	(95,950,979)	(180,716,428)	—	—

Closing number of shares	3,495,949,933	3,587,977,615	2,468,147,002	2,468,147,002

Comprising
- Shares held by the public	3,495,806,525	3,587,790,694	2,448,933,189	2,466,863,922
- Treasury shares	143,408	186,921	19,213,813	1,283,080

	3,495,949,933	3,587,977,615	2,468,147,002	2,468,147,002

Movement in shares held by the public
Opening number of shares	3,587,790,694	3,758,509,109	2,466,863,922	2,464,041,848
Shares issued on exercise of Employee Share Plan Options (d)	3,923,267	8,859,470	—	—
Partly paid shares converted to fully paid (e)	—	347,018	—	—
Placement of shares for UK regulatory purposes (f)	30	—	—	—
Purchase of shares by ESOP Trusts	(7,256,240)	(4,138,956)	(4,250,810)	—
Employee share awards exercised following vesting	7,299,753	4,930,481	5,140,077	2,822,074
Shares bought back (g)	(95,950,979)	(180,716,428)	(18,820,000)	—

Closing number of shares (h)	3,495,806,525	3,587,790,694	2,448,933,189	2,466,863,922

Movement in treasury shares
Opening number of shares	186,921	978,446	1,283,080	4,105,154
Purchase of shares by ESOP Trusts	7,256,240	4,138,956	4,250,810	—
Employee share awards exercised following vesting	(7,299,753)	(4,930,481)	(5,140,077)	(2,822,074)
Shares bought back (g)	—	—	18,820,000	—

Closing number of shares	143,408	186,921	19,213,813	1,283,080

Movement in partly paid shares paid to A$1.36
Opening number of shares	195,000	405,000
Partly paid shares converted to fully paid	—	(210,000)

Closing number of shares	195,000	195,000

Movement in issued preference shares
Opening number of shares			50,000	50,000

Closing number of shares			50,000	50,000

	BHP Billiton Limited		BHP Billiton Plc
	2006 US$M	2005 US$M	2006 US$M	2005 US$M
Share capital
Balance at the beginning of the year	1,611	1,851	1,234	1,234
Exercise of Employee Share Plan Options	24	56	—	—
Shares bought back and cancelled (g)	(145)	(296)	—	—

Balance at the end of the year	1,490	1,611	1,234	1,234

Treasury shares
Balance at the beginning of the year	(1)	(5)	(7)	(21)
Purchase of shares by ESOP Trusts	(120)	(47)	(67)	—
Employee share awards exercised following vesting	119	51	67	14
Shares bought back (g)	—	—	(409)	—

Balance at the end of the year	(2)	(1)	(416)	(7)

(a)	Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electorate Actions.

Notes to Financial Statements

23 Share capital continued

(b)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been held by JPMorgan plc.
(c)	An Equalisation Share has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.
(d)	Includes bonus shares.
(e)	There were no partly paid shares issued and no existing partly paid shares converted to fully paid shares during the year. At 30 June 2006, 70,000 partly paid shares on issue are entitled to 79,928 bonus shares on becoming fully paid. The remaining partly paid shares are entitled to an equal number of fully paid shares upon conversion to fully paid shares.
(f)	In December 2005, 30 ordinary shares of BHP Billiton Limited were offered to certain Group employees in the UK at the prevailing market price. The offers were accepted and the shares were issued in December 2005. The issue supports the election by BHP Billiton Limited of the UK as its home member state for the purpose of the European Union Prospectus Directive.
(g)	On 3 April 2006, the BHP Billiton Group completed an off-market buy-back of 95,950,979 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$145 million was allocated to the share capital of BHP Billiton Limited and US$1,475 million was allocated to retained earnings. These shares were then cancelled. The final price for the buy-back was A$23.45 per share, representing a discount of 14 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back. At the annual general meetings in 2005, the shareholders authorised BHP Billiton Plc to enter into contracts to purchase up to 247 million of BHP Billiton Plc shares. On 16 May 2006, the BHP Billiton Group completed an on-market buy-back of 18,820,000 BHP Billiton Plc shares. All BHP Billiton Plc shares bought back are held as Treasury shares within the share capital of BHP Billiton Plc. The shares were re-purchased at an average price of £11.5356, representing a discount of 8.8 per cent to the average BHP Billiton Limited share price between 27 April 2006 and 16 May 2006. On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180,716,428 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$296 million was allocated to the share capital of BHP Billiton Limited and US$1,481 million was allocated to retained earnings. These shares were then cancelled. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.
(h)	During the period 1 July 2006 to 11 September 2006, no Executive Share Scheme partly paid shares were paid up in full, 750,208 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan Options, no fully paid ordinary shares (including attached bonus shares were issued on the exercise of Performance Share Plan Performance Rights and no fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.

24 Reserves

	2006 US$M	2005 US$M
Share premium account
Opening balance	518	518

Closing balance	518	518

The share premium account represents the premium paid on the issue of BHP Billiton Plc shares recognised in accordance with the UK Companies Act 1985.

	2006 US$M	2005 US$M
Foreign currency translation reserve (a)
Opening balance	7	—
Exchange fluctuations on translation of foreign operations	(1)	7
Closing balance	6	7

Employee share awards reserve (b)
Opening balance	154	118
Accrued employee entitlement for unvested awards	61	53
Income tax expense on accrued employee entitlement for unvested awards	28	16
Employee share awards exercised following vesting	(45)	(33)

Closing balance	198	154

Hedging reserve – cash flow hedges (c)
Opening balance	—	—
Adjustment for adoption of IAS 39/AASB 139	30	—

Opening balance after adoption of IAS 39/AASB 139	30	—

Net loss on cash flow hedges	(27)	—
Net gains on cash flow hedges transferred to initial carrying amount of hedged item	(25)	—
Deferred tax arising on hedges	15	—

Closing balance	(7)	—

Financial asset reserve (d)
Opening balance	—	—
Adjustments for adoption of IAS 39/AASB 139	116	—

Opening balance after adoption of IAS 39/AASB 139	116	—

Valuation loss transferred to the income statement	(1)	—
Deferred tax arising on revaluation	(6)	—

Closing balance	109	—

Total reserves	306	161

(a)	The foreign currency translation reserve represents exchange differences relating to the translation of non-US functional currency controlled entities of the BHP Billiton Group into US dollars with entries recorded directly to the foreign currency translation reserve.

Notes to Financial Statements

24 Reserves (continued)

(b)	The employee share awards reserve represents the accrued employee entitlement to share awards that have been charged to the income statement and have not yet been exercised.
(c)	The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is included as a basis adjustment to the non-financial hedged item, consistent with the application of the accounting policy.
(d)	The financial assets reserve represents the revaluation of available for sale financial assets. Where a revalued financial asset is sold, the portion of that reserve which relates to the financial asset is realised in the income statement.

25 Retained earnings

	2006 US$M	2005 US$M
Retained earnings opening balance	14,059	10,700
Adjustment for adoption of IAS 39 / AASB 139	55	—

Retained earnings opening balance after adoption of IAS 39 / AASB 139	14,114	10,700

Dividends paid	(1,938)	(1,409)
Employee share awards exercised following vesting	(141)	(25)
Actuarial gains/(loss) net of tax recognised through the statement of recognised income and expense	78	(122)
BHP Billiton Limited share buy-back – refer to note 23	(1,475)	(1,481)
Profit attributable to members of BHP Billiton Group	10,450	6,396

Retained earnings closing balance	21,088	14,059

26 Total equity

	Attributable to members of BHP Billiton Group		Minority interests
	2006 US$M	2005 US$M	2006 US$M	2005 US$M
Total equity opening balance	17,575	14,396	341	347
Adjustment for adoption of IAS 39 / AASB 139 – retained earnings	55	—	—	—
– hedging reserve	30	—	—	—
– financial asset reserve	116	—	—	—

Total equity opening balance after adoption of IAS 39 / AASB 139	17,776	14,396	341	347

Changes in the statement of recognised income and expense	10,511	6,306	84	232
Transactions with owners – contributed equity	24	56	—	—
Dividends	(1,938)	(1,409)	(188)	(238)
Accrued employee entitlement to share awards	61	53	—	—
Purchases of shares made by ESOP Trusts	(187)	(47)	—	—
Cash settlement of share awards	—	(3)	—	—
BHP Billiton Plc share buy-back – refer to note 23	(409)	—	—	—
BHP Billiton Limited share buy-back – refer to note 23	(1,620)	(1,777)	—	—

Total equity closing balance	24,218	17,575	237	341

27 Employee share ownership plans

Employee share awards – current plans

2006	Number of awards issued at the beginning of the financial year	Number of awards issued during the year	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (b)	2,317,300	3,016,500	10,000	382,334	4,941,466	—
Group Incentive Scheme Performance Shares (b)	4,819,393	—	2,841,792	31,088	1,946,513	487,085
Group Incentive Scheme Options (b)	1,184,506	312,211	620,494	—	876,223	235,645
- weighted average exercise price (£)	4.94	8.82	4.51	—	6.62	4.43
Group Incentive Scheme Deferred Shares (b)	2,493,101	1,013,048	1,203,750	27,483	2,274,916	228,633

BHP Billiton Limited
Long Term Incentive Plan Performance Shares (b)	4,764,108	7,158,350	1,250	442,124	11,479,084	—
Group Incentive Scheme Performance Shares (b)	9,860,582	—	4,487,242	168,321	5,205,019	1,964,029
Group Incentive Scheme Options (b)	2,067,040	467,986	255,293	31,719	2,248,014	1,054,816
- weighted average exercise price (A$)	12.73	21.91	11.93	15.39	14.71	11.11
Group Incentive Scheme Deferred Shares (b)	5,107,264	2,086,697	1,915,876	98,070	5,180,015	875,600

Notes to Financial Statements

27 Employee share ownership plans continued

2005	Number of awards issued at the beginning of the financial year	Number of awards issued during the year	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (b)	—	2,354,800	—	37,500	2,317,300	—
Group Incentive Scheme Performance Shares (b)	4,833,951	358,128	281,123	91,563	4,819,393	—
Group Incentive Scheme Options (b)	855,044	378,384	14,353	34,569	1,184,506	—
- weighted average exercise price (£)	4.43	6.02	4.43	4.43	4.94	—
Group Incentive Scheme Deferred Shares (b)	1,310,131	1,308,709	79,665	46,074	2,493,101	—

BHP Billiton Limited
Long Term Incentive Plan Performance Shares (b)	—	4,854,485	—	90,377	4,764,108	—
Group Incentive Scheme Performance Shares (b)	10,136,908	637,676	668,853	245,149	9,860,582	—
Group Incentive Scheme Options (b)	1,309,448	780,181	—	22,589	2,067,040	—
- weighted average exercise price (A$)	11.11	15.39	—	11.11	12.73	—
Group Incentive Scheme Deferred Shares (b)	2,884,289	2,536,991	256,111	57,905	5,107,264	—

Fair value and assumptions in the calculation of fair value

2006	Fair value of awards granted during the year (c) US$M	Risk free interest rate (d)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (e)	Estimated per annum lapses due to attrition of participants over term	Dividend yield
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (b)	12.247	4.43%	5 years		£7.22	22.5%	2%	1.78%
Group Incentive Scheme Options and Deferred Shares (b)	16.358	4.09%	3 years		n/a	n/a	2%	n/a

BHP Billiton Limited
Long Term Incentive Plan Performance Shares (b)	27.774	5.62%	5 years	A$	18.09	22.5%	2%	1.67%
Group Incentive Scheme Options and Deferred Shares (b)	35.685	5.08%	3 years		n/a	n/a	2%	n/a

	92.064

2005	Fair value of awards granted during the year (c) US$M	Risk free interest rate (d)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (e)	Estimated per annum lapses due to attrition of participants over term	Dividend yield
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (b)	12.316	4.87%	5 years		£6.20	22.5%	2%	1.51%
Group Incentive Scheme Options and Deferred Shares (b)	14.898	4.90%	3 years		n/a	n/a	2%	n/a

BHP Billiton Limited
Long Term Incentive Plan Performance Shares (b)	26.166	5.60%	5 years	A$	15.17	22.5%	2%	1.51%
Group Incentive Scheme Options and Deferred Shares (b)	33.710	5.40%	3 years		n/a	n/a	2%	n/a

	87.090

Notes to Financial Statements

27 Employee share ownership plans continued

Employee share awards – past plans(a)

2006	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Restricted Share Scheme	132,978	—	27,202	—	105,776	105,776
Co-Investment Plan	522,306	—	414,582	57,308	50,416	50,416

BHP Billiton Limited
Employee Share Plan Options	14,571,693	—	3,923,267	91,711	10,556,715	10,556,715
- weighted average exercise price (A$)	7.83	—	8.02	7.82	7.76	7.76
Employee Share Plan Shares	16,611,045	—	2,457,469	—	14,153,576	14,153,576
Executive Share Scheme Partly Paid Shares	274,918	—	—	—	274,918	274,918
Performance Share Plan Performance Rights	1,629,669	—	596,579	21,091	1,011,999	1,011,999
Bonus Equity Share Plan Shares	47,662	—	—	—	47,662	47,662

2005	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Restricted Share Scheme	4,076,894	—	3,492,699	451,217	132,978	132,978
Co-Investment Plan	539,984	—	14,707	2,971	522,306	—

BHP Billiton Limited
Employee Share Plan Options	24,309,476	—	8,550,570	1,187,213	14,571,693	14,571,693
- weighted average exercise price (A$)	7.94	—	8.08	8.28	7.83	7.83
Employee Share Plan Shares	18,660,656	—	2,049,611	—	16,611,045	16,611,045
Executive Share Scheme Partly Paid Shares	621,936	—	347,018	—	274,918	274,918
Performance Share Plan Performance Rights	5,244,027	—	3,218,307	396,051	1,629,669	1,629,669
Bonus Equity Share Plan Shares	818,746	—	748,345	22,739	47,662	47,662

(a)	Awards issued under these plans occurred before 7 November 2002 and as such are exempt from the provisions of IFRS 2 ‘Share-based Payment’. Details of these plans have been provided here for information purposes only.
(b)	Awards are made to senior management under the Group Incentive Scheme and Long Term Incentive Plan and take the form of Performance Shares, Deferred Shares or Options in either BHP Billiton Plc or BHP Billiton Ltd and were made subject to performance hurdles that were set by the Remuneration Committee. The Remuneration Committee also recommended the value of the ordinary shares to constitute an award and this value did not exceed 100 per cent of a participant’s annual base salary. Subject to the performance hurdles being met and the extent to which they are met, the award will vest and the participant will become entitled to the appropriate number of ordinary shares, or if relevant, entitled to exercise options over the relevant number of ordinary shares.
(c)	The fair value of awards as presented in the tables above represents the fair value at grant date. The fair values of awards granted were estimated using the Monte Carlo option pricing technique, Black-Scholes option pricing technique and net present value technique.
(d)	The risk-free rate used is the long-term US Government bond rate.
(e)	Historical volatility has been used to estimate the volatility of the share price.

Notes to Financial Statements

27 Employee share ownership plans continued

Employee share awards – summary

					Awards outstanding at:
Month of issue	Number issued	Number of reci- pients	Number exercised since commencement of plan	Number lapsed	Balance date	Date of directors’ report	Exercise price (e)		Exercise period / release date
BHP Billiton Plc
Restricted Share Scheme (b)(d)
November 2001 (Awards)	292,577	1	98,574	194,003	—	—		—	Nov 2004
October 2001 (Awards)	4,446,532	147	3,436,002	1,010,530	—	—		—	Nov 2004
October 2001 (Options)	918,446	32	635,727	176,943	105,776	101,536		—	Oct 2004 –Sept 2008

	5,657,555				105,776	101,536

Co-Investment Plan (b)(d)
November 2001	100,945	1	23,131	77,814	—	—		—	Oct 2003 – Sep 2011
October 2001	922,480	83	560,754	311,310	50,416	44,434		—	Oct 2003 – Sept 2011

	1,023,425				50,416	44,434

Long Term Incentive Plan Performance Shares
December 2005	3,016,500	208	5,000	63,750	2,947,750	2,597,250		—	Aug 2010 –Aug 2015
December 2004	2,354,800	159	5,000	356,084	1,993,716	1,764,086		—	Aug 2009 – Aug 2014

	5,371,300				4,941,466	4,361,336

Group Incentive Scheme
Deferred Shares
December 2005	1,013,048	180	29,084	6,389	977,575	878,486		—	Aug 2007 – Aug 2010
December 2004	1,308,709	200	191,414	48,587	1,068,708	456,174		—	Aug 2006 – Aug 2009
November 2003	1,397,818	194	1,074,527	94,658	228,633	207,343		—	Aug 2005 – Aug 2008
Options
December 2005	312,211	33	—	—	312,211	312,211		£8.82	Aug 2007 – Aug 2010
December 2004	378,384	45	30,036	19,981	328,367	296,628		£6.11	Aug 2006 – Aug 2009
November 2003	918,054	78	626,052	56,357	235,645	217,800		£4.43	Aug 2005 – Aug 2008
Performance Shares
December 2004	358,128	42	62,957	27,731	267,440	263,617		—	Aug 2007 – Aug 2010
November 2003	1,649,448	210	320,861	136,599	1,191,988	652,786		—	Aug 2006 – Aug 2009
November 2002	3,966,768	209	2,823,138	656,545	487,085	465,465		—	Aug 2005 – Aug 2008

	11,302,568				5,097,652	3,750,510

BHP Billiton Limited
Performance Share Plan Performance Rights (d)
November 2001 (LTI)	5,114,298	110	3,450,238	813,381	850,679	673,064		—	Oct 2004 – Sept 2011
October 2001 (LTI)	173,879	2	156,490	17,389	—	—		—	Oct 2004 – Sept 2011
October 2001(MTI)	238,940	6	191,305	47,635	—	—		—	Oct 2003 – Mar 2006
December 2000 (LTI)	415,510	11	348,674	—	66,836	23,245		—	July 2003 –Dec 2010
November 2000 (LTI)	4,441,620	104	4,140,858	206,278	94,484	94,484		—	July 2003 – Oct 2010

	10,384,247				1,011,999	790,793

Long Term Incentive Plan
December 2005	7,158,350	461	—	209,583	6,948,767	6,835,392		—	Aug 2010 – Aug 2015
December 2004	4,854,485	293	1,250	322,918	4,530,317	4,473,692		—	Aug 2009 – Aug 2014

	12,012,835				11,479,084	11,309,084

Group Incentive Scheme
Deferred Shares
December 2005	2,086,697	396	21,039	29,087	2,036,571	1,993,426		—	Aug 2007 – Aug 2010
December 2004	2,536,991	384	162,954	106,193	2,267,844	1,052,412		—	Aug 2006 – Aug 2009
November 2003	3,001,722	391	2,018,878	107,244	875,600	638,523		—	Aug 2005 – Aug 2008
Options
December 2005	467,986	71	9,663	—	458,323	453,417	A$	21.91	Aug 2007 – Aug 2010
December 2004	780,181	70	13,587	31,719	734,875	659,317	A$	15.39	Aug 2006 – Aug 2009
November 2003	1,338,814	104	232,043	51,955	1,054,816	982,920	A$	11.11	Aug 2005 – Aug 2008
Performance Shares
December 2004	637,676	105	57,617	65,166	514,893	484,844		—	Aug 2007 – Aug 2010
November 2003	3,353,538	409	345,290	282,151	2,726,097	957,478		—	Aug 2006 – Aug 2009
November 2002	7,510,243	425	4,910,617	635,597	1,964,029	1,459,722		—	Aug 2005 – Aug 2008

	21,713,848				12,633,048	8,684,059

Notes to Financial Statements

27 Employee share ownership plans continued

					Awards outstanding at:
Month of issue	Number issued	Number of reci- pients	Number exercised since commencement of plan	Number lapsed	Balance date	Date of directors’ report	Exercise price (e)		Exercise period / release date
Employee Share Plan Options (a)
September 2002	67,500	1	60,750	6,750	—	—	A$	8.95	Oct 2004 – Sept 2011
November 2001	6,870,500	113	3,685,011	1,412,499	1,772,990	1,657,790	A$	8.30	Oct 2004 – Sept 2011
November 2001	7,207,000	153	4,577,229	1,280,988	1,348,783	1,187,663	A$	8.29	Oct 2004 – Sept 2011
December 2000	3,444,587	67	2,084,650	485,625	874,312	720,465	A$	8.72	July 2003 – Dec 2010
December 2000	2,316,010	59	1,513,243	299,605	503,162	426,231	A$	8.71	July 2003 – Dec 2010
November 2000	1,719,196	44	750,978	547,454	420,764	384,625	A$	8.28	July 2003 – Oct 2010
November 2000	7,764,776	197	6,151,315	871,935	741,526	702,553	A$	8.27	July 2003 – Oct 2010
April 2000	61,953	3	41,302	—	20,651	20,651	A$	7.60	April 2003 – April 2010
April 2000	937,555	5	76,409	138,362	722,784	722,784	A$	7.60	April 2003 – April 2010
December 1999	413,020	1	413,020	—	—	—	A$	8.61	April 2002 – April 2009
December 1999	309,765	1	309,765	—	—	—	A$	7.50	April 2002 – April 2009
October 1999	105,320	3	66,083	30,977	8,260	8,260	A$	7.57	April 2002 – April 2009
July 1999	206,510	1	206,510	—	—	—	A$	7.60	April 2002 – April 2009
April 1999	44,474,820	45,595	20,007,126	21,394,965	3,072,729	2,980,656	A$	6.92	April 2002 – April 2009
April 1999	16,901,398	944	9,494,607	6,336,037	1,070,754	991,279	A$	6.92	April 2002 – April 2009

	92,799,910				10,556,715	9,802,957

Bonus Equity Share Plan Shares (a)
November 2001	1,016,845	117	918,863	50,320	47,662	43,944		—	Nov 2004 – Oct 2006

	1,016,845				47,662	43,994

(a)	The terms and conditions for all BHP Billiton Group employee ownership plans are detailed in note 40, except as follows:

The Bonus Equity Share Plan provided eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited. Eligibility was determined by the Board. Participants who elected to take their incentive plan award in shares under the Plan also received an uplift of 25 per cent so that for each A$1 of award taken as shares, A$1.25 worth of shares were provided. The shares were purchased on-market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:

(i)	while the shares are held in trust, the participants are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited; and

(ii)	if employment ceases while the shares are in trust, the shares awarded as part of the 25 per cent uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).

The Employee Share Plan option issues for 2002 and 2001 were made on substantially the same terms and conditions as the 2000 issue, the conditions of which are detailed in note 40.

(b)	All awards issued under the Restricted Share Scheme (RSS) and Co-Investment Plan (CIP) prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after completion of the DLC merger only.
(c)	Options, Performance Rights and awards issued under the Long Term Incentive Plan, Group Incentive Scheme, Bonus Equity Share Plan, RSS and CIP are not transferable or listed and as such do not have a market value.
(d)	Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on-market.
(e)	Exercise price on awards issued is equal to the exercise price as per awards outstanding.
(f)	In respect of employee share awards, the BHP Billiton Group utilises the following trusts:

(i)	The Billiton Employee Share Ownership Plan Trust (the Trust) is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the Long Term Incentive Plan, Group Incentive Scheme, RSS and CIP. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

(ii)	The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on market to satisfy exercises made under the Long Term Incentive Plan, Group Incentive Scheme, and Performance Share Plan.

(iii)	The BHP Bonus Equity Plan Trust (BEP Trust) is a discretionary trust established for the purpose of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Bonus Equity Share Plan. The trustee is BHP Billiton Employee Plan Pty Ltd.

(iv)	The BHP Billiton Limited Executive Incentive Schemes Trust (BEIS Trust) is a discretionary trust established for the purposes of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Group Incentive Scheme, BHP Billiton Limited Long Term Incentive Plan and other employee share schemes operated by BHP Billiton Limited from time to time.

Notes to Financial Statements

28 Financial instruments

BHP Billiton Group financial risk management strategy

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

Strategic financial transactions – where opportunistic transactions are entered into to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the income statement at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

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

The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks could be mitigated by insurance, the FRMC decides whether such insurance is appropriate and cost-effective. FRMC decisions can be implemented directly by Group management or can be delegated from time to time to be implemented by the management of the Customer Sector Groups.

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

When required under this strategy, the BHP Billiton Group uses interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure. All interest swaps have been designated as hedging instruments.

The interest rate risk table presents interest rate risk and effective weighted average floating and fixed interest rates for classes of financial assets and liabilities.

Notes to Financial Statements

28 Financial instruments continued

Interest rate risk

2006	Note	Weighted average floating interest rate	Weighted average fixed interest rate	Floating interest rate US$M	Fixed interest maturity, the earlier of the repricing or maturity date in:				Non- interest bearing US$M	Total US$M
					1 year or less US$M	1 to 2 years US$M	2 to 5 years US$M	More than 5 years US$M
Financial assets
Cash	32	4.9%	3.2%	669	107	—	—	—	—	776
Receivables		4.2%	10.0%	19	2	—	—	—	4,458	4,479
Cross currency and interest rate swaps (a)	12	—	—	424	—	—	—	—	—	424
Forward exchange contracts	12	—	—	5	—	—	—	—	25	30
Commodity contracts	12	—	—	—	—	—	—	—	798	798
Other derivative contracts	12	—	—	—	—	—	—	—	35	35
Bonds and debentures	12	—	—	—	—	—	—	—	6	6
Shares – designated at fair value through profit and loss	12	—	—	—	—	—	—	—	81	81
Shares – available for sale	12	—	—	—	—	—	—	—	200	200
Other investments available for sale	12	7.2%	—	181	—	—	—	—	3	184

				1,298	109	—	—	—	5,606	7,013

Financial liabilities
Trade creditors		—	—	—	—	—	—	—	2,638	2,638
Sundry creditors		—	—	—	—	—	—	—	1,421	1,421
Cross currency and interest rate swaps (a)	20	—	—	176	—	—	—	—	—	176
Forward exchange contracts	20	—	—	12	—	—	—	—	17	29
Commodity contracts	20	—	—	—	—	—	—	—	564	564
Other derivative contracts	20	—	—	—	—	—	—	—	64	64
Unsecured bank overdrafts	19	7.8%	—	16	—	—	—	—	—	16
Unsecured bank loans	19	6.0%	5.3%	1,108	4	—	—	—	—	1,112
Commercial paper	19	5.0%	—	1,354	—	—	—	—	—	1,354
Notes and debentures (b)	19	5.1%	7.1%	4,848	1	—	—	1,278	—	6,127
Redeemable preference shares	19	5.5%	—	15	—	—	—	—	—	15
Finance leases	19	6.6%	14.5%	38	—	—	—	22	—	60
Unsecured other	19	9.0%	12.2%	233	5	4	14	35	41	332

				7,800	10	4	14	1,335	4,745	13,908

2005	Note	Weighted average floating interest rate	Weighted average fixed interest rate	Floating interest rate US$M	Fixed interest maturity, the earlier of the repricing or maturity date in:				Non- interest bearing US$M	Total US$M
					1 year or less US$M	1 to 2 years US$M	2 to 5 years US$M	More than 5 years US$M
Financial assets
Cash	32	2.3%	2.3%	1,102	120	—	—	—	—	1,222
Receivables		8.0%	10.0%	85	8	—	2	—	3,756	3,851
Interest rate swaps		7.5%	—	16	—	—	—	—	—	16
Forward exchange contracts		—	—	—	—	—	—	—	40	40
Bonds and debentures		8.7%	8.7%	11	2	—	—	—	—	13
Shares		—	—	—	—	—	—	—	90	90
Other investments	12	7.5%	—	167	—	—	—	—	—	167

				1,381	130	—	2	—	3,886	5,399

Financial liabilities
Payables		—	—	—	—	—	—	—	3,869	3,869
Unsecured bank overdrafts	19	3.5%	—	15	—	—	—	—	—	15
Unsecured bank loans	19	3.6%	—	3,177	—	—	—	—	—	3,177
Commercial paper	19	3.2%	—	1,602	—	—	—	—	—	1,602
Notes and debentures (b)	19	3.7%	6.5%	2,264	316	1	—	1,811	—	4,392
Redeemable preference shares	19	2.7%	6.7%	150	300	—	—	—	—	450
Finance leases	19	3.6%	14.1%	33	—	—	—	23	—	56
Unsecured other	19	3.1%	12.3%	130	5	7	19	38	58	257

				7,371	621	8	19	1,872	3,927	13,818

Interest rate swaps (c)				(2,263)	281	—	1,132	850

(a)	No weighted average interest rate disclosed as this has been taken into account in calculating the weighted average interest rate on the notes and debentures to which they relate.
(b)	Weighted average interest rates take into account the effect of interest rate and cross currency swaps.
(c)	Prior year floating rate debt of US$7,371 million includes fixed rate debt of US$2,263 million that has been swapped to floating rates.

Notes to Financial Statements

28 Financial instruments continued

Details of interest rate swaps and cross currency swaps in fair value hedge relationships used to hedge interest rate and foreign currency risks are as follows:

	Weighted average exchange rate		Weighted average interest rate payable		Weighted average interest rate receivable		Swap amount (a)
	2006	2005	2006%	2005%	2006%	2005%	2006 US$M	2005 US$M
Interest rate swaps
US dollar swaps
Pay floating (b)/receive fixed
Later than two years but not later than five years	n/a	n/a	4.65	—	5.00	—	600	—
Pay floating (b)/receive fixed
Later than five years	n/a	n/a	4.75	2.68	5.01	4.80	1,600	850
Pay floating (b)/receive fixed
Later than five years	n/a	n/a	5.75	3.96	5.13	5.13	500	500
Pay fixed /receive floating (b)
Not later than one year	n/a	n/a	—	1.74	—	3.96	—	(500)

Cross currency swaps Australian dollar to US dollar swaps
Pay floating (b)/receive fixed
Not later than one year	—	0.5620	—	4.96	—	7.50	—	281
Later than one year but not later than two years	0.5217	—	5.95	—	6.25	—	391	—
Later than two years but not later than five years	—	0.5217	—	3.57	—	6.25	—	391

Euro to US dollar swaps
Pay floating (b)/receive fixed
Later than one year but not later than two years	0.9881	—	4.88	—	3.88	—	741	—
Later than two years but not later than five years	1.2415	0.9881	5.25	2.83	4.13	3.88	807	741

Total face value of interest rate swaps							4,639	2,263

Total fair value of interest rate swaps							248	n/a

(a)	Amount represents US dollar equivalent of principal payable under the swap contract.
(b)	Floating interest rate in future periods will be based on LIBOR for US dollar swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

Currency risk

The US dollar is the functional currency of most operations within the BHP Billiton Group and so most currency exposure relates to transactions and balances in currencies other than the US dollar. The BHP Billiton Group has potential currency exposures in respect of items denominated in currencies other than the functional currency of an operation comprising:

•	transactional exposure in respect of non-functional currency expenditure and revenues

•	translational exposure in respect of investments in overseas operations

•	translational exposure in respect of non-functional currency monetary items

The potential currency exposures are discussed below.

Notes to Financial Statements

28 Financial instruments continued

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

In addition, the Group enters into arrangements to manage short-term foreign currency cash flows and non-US dollar exposures in marketing contracts. Forward contracts taken out under this policy are separately disclosed below as ‘Relating to operating activities’.

The following table provides information about the principal currency hedge contracts.

Forward exchange contracts – designated as cash flow hedge

	Weighted average exchange rate		Contract amounts		Fair value
			2006	2005	2006	2005
	2006	2005	US$M	US$M	US$M	US$M
Relating to capital expenditure hedging
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	0.7346	0.7251	1,315	753	6	—
Later than one year but not later than two years	0.7330	0.6993	330	123	1	—
Later than two years but not later than three years	0.7474	0.7215	31	4	(1)	—

Total	0.7345	0.7214	1,676	880	6	—

Forward contracts – sell Australian dollars/buy US dollars
Not later than one year	0.7504	0.7649	14	77	—	—
Later than one year but not later than two years	0.7406	0.7507	3	14	1	—
Later than two years but not later than three years	—	0.7408	—	4	—	—

Total	0.7485	0.7618	17	95	1	—

Forward contracts – sell US dollars/buy Euros
Not later than one year	0.7844	0.7773	6	21	—	—
Later than one year but not later than two years	—	0.7553	—	2	—	—

Total	0.7844	0.7754	6	23	—	—

Forward contracts – sell US dollars/buy Canadian dollars
Not later than one year	1.1084	1.2821	89	30	—	—

Total	1.1084	1.2821	89	30	—	—

Forward contracts – sell US dollars/buy Chilean pesos
Not later than one year	535.3	586.6	80	117	(2)	—
Later than one year but not later than two years	—	588.5	—	15	—	—

Total	535.3	586.8	80	132	(2)	—

Forward contracts – sell US dollars//buy Brazilian real
Not later than one year	2.3450	—	223	—	7	—
Later than one year but not later than two years	2.3858	—	166	—	(5)	—

Total	2.3624	—	389	—	2	—

Total fair value					7	n/a

Notes to Financial Statements

28 Financial instruments continued

Forward exchange contracts – other

	Weighted average exchange rate		Contract amounts
			2006	2005
	2006	2005	US$M	US$M
Relating to operating activities
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	0.7437	—	93	—

Total	0.7437	—	93	—

Forward contracts – sell Australian dollars/buy US dollars
Not later than one year	0.7343	—	136	—

Total	0.7343	—	136	—

Forward contracts – sell Euros/buy US dollars
Not later than one year	0.7853	0.8089	358	142
Later than one year but not later than two years	0.7888	0.7850	13	32

Total	0.7854	0.8045	371	174

Forward contracts – sell US dollars/buy Euros
Not later than one year	0.7833	0.7644	100	5
Later than one year but not later than two years	—	0.7509	—	10

Total	0.7833	0.7553	100	15

Forward contracts – sell US dollars/buy UK pounds sterling
Not later than one year	—	0.5492	—	46

Total	—	0.5492	—	46

Forward contracts – sell UK pounds sterling/buy US dollars
Not later than one year	0.5531	0.5427	103	52
Later than one year but not later than two years	0.5393	0.5538	10	40

Total	0.5518	0.5475	113	92

Forward contracts – sell US dollars/buy South African rand
Not later than one year	6.6459	6.7442	38	52
Later than one year but not later than two years	6.7578	7.9920	3	6

Total	6.6539	6.8832	41	58

Relating to WMC acquisition
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	—	0.7737	—	484

Total	—	0.7737	—	484

Notes to Financial Statements

28 Financial instruments continued

Translational exposure in respect of investments in overseas operations

The functional currency of most BHP Billiton Group operations is US dollars. There are certain operations that have Australian dollars and UK pounds sterling as a functional currency. Foreign currency gains or losses arising on translation of the net assets of these operations are shown as a movement in the foreign currency translation reserve.

Where market conditions make it beneficial, the Group will borrow in currencies which would create translational exposure and will swap the liability into an appropriate currency.

Translational exposure in respect of non-functional currency monetary items

Monetary items denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the income statement, with the exception of foreign exchange gains or losses on foreign currency provisions for restoration and rehabilitation that are capitalised in property, plant and equipment. The foreign currency risk is managed as part of the Portfolio Risk Management Strategy and within the overall CFaR limit.

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

	Net foreign currency monetary assets/(liabilities)
2006	US$ US$M	A$ US$M	C$ US$M	SA rand US$M	Other US$M	Total US$M
Functional currency of Group operation
US dollars	—	(3,996)	(391)	(1,000)	(826)	(6,213)
Australian dollars	—	—	—	—	—	—
Canadian dollars	21	—	—	—	—	21
UK pounds sterling	(37)	—	—	—	(71)	(108)

	(16)	(3,996)	(391)	(1,000)	(897)	(6,300)

	Net foreign currency monetary assets/(liabilities)
2005	US$ US$M	A$ US$M	C$ US$M	SA rand US$M	Other US$M	Total US$M

Functional currency of Group operation
US dollars	—	(3,220)	(448)	(722)	(424)	(4,814)
Australian dollars	16	—	—	—	—	16
Canadian dollars	24	—	—	—	—	24
UK pounds sterling	14	—	—	—	(4)	10

	54	(3,220)	(448)	(722)	(428)	(4,764)

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to payables for deferred tax liabilities.

Notes to Financial Statements

28 Financial instruments continued

Liquidity risk

The Group’s US$3.0 billion multi-currency revolving credit facility, which is available for general corporate purposes, matures in September 2009. The remaining outstanding amount on the Group’s US$5.5 billion acquisition facility, established in March 2005 in order to assist with financing of the WMC acquisition (and could only be used for the acquisition), was repaid in July 2006.

Moody’s Investors Service made no change to the Group’s long-term credit rating of A1 (the short-term credit rating is P-1). Standard & Poor’s made no change to the Group’s long term credit rating of A+ (the short-term credit rating is A-1). The BHP Billiton Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The BHP Billiton Group’s policy on counterparty credit exposures ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

The BHP Billiton Group’s liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the BHP Billiton Group only uses derivatives in highly liquid markets. The maturity profile of the Group’s financial liabilities is as follows:

2006	Bank loans, debentures and other loans US$M	Derivatives related to net debt US$M	Obligations under finance leases US$M	Subsidiary preference shares US$M	Other liabilities US$M	Total US$M

Due for payment
In one year or less or on demand	1,362	544	6	—	3,916	5,828
In more than one year but not more than two years	980	124	12	—	143	1,259
In more than two years but not more than three years	547	—	3	—	—	550
In more than three years but not more than four years	1,359	—	3	—	—	1,362
In more than four years but not more than five years	1,388	17	4	—	—	1,409
In more than five years	3,305	148	32	15	—	3,500

	8,941	833	60	15	4,059	13,908

2005	Bank loans, debentures and other loans US$M	Derivatives related to net debt US$M	Obligations under finance leases US$M	Subsidiary preference shares US$M	Other liabilities US$M	Total US$M

Due for payment
In one year or less or on demand	846	n/a	3	450	3,762	5,061
In more than one year but not more than two years	3,033	n/a	7	—	107	3,147
In more than two years but not more than three years	747	n/a	3	—	—	750
In more than three years but not more than four years	398	n/a	4	—	—	402
In more than four years but not more than five years	1,609	n/a	4	—	—	1,613
In more than five years	2,810	n/a	35	—	—	2,845

	9,443	n/a	56	450	3,869	13,818

Refer to note 32 ‘Standby arrangements, unused credit facilities’ for details of the BHP Billiton Group’s undrawn committed facilities.

Notes to Financial Statements

28 Financial instruments continued

Commodity price risk

The BHP Billiton Group is exposed to movements in the prices of the products it produces and sources from third parties which are generally sold as commodities on the world market. Commodity price risk is managed pursuant to the Portfolio Risk Management strategy and within the overall CFaR limit. Strategic price hedges are taken out from time to time.

The following table provides information about the BHP Billiton Group’s material cash settled commodity contracts, which have been recognised at fair value in the income statement.

Contract amounts are used to calculate the volume and average price to be exchanged under the contracts.

	Volume		Average price of fixed contract		Term to maturity (years)	Notional amount of fixed contract (a)
	2006	2005	2006 US$	2005 US$		2006 US$M	2005 US$M
Aluminium (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	485	555	2,374	1,734	0-1	1,151	962
	44	74	2,014	1,608	1-4	89	119
Forwards – sell fixed/buy floating (b)	477	561	2,490	1,750	0-1	1,188	981
	30	50	2,315	1,615	1-4	69	81

Copper (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	264	230	5,327	2,803	0-1	1,409	647
	15	39	5,231	2,542	1-4	78	99
Forwards – sell fixed/buy floating (b)	224	218	5,754	2,837	0-1	1,290	618
	11	19	5,088	2,566	1-4	56	49

Zinc (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	100	40	2,502	1,237	0-1	251	49
	—	8	—	1,229	1-2	—	9
Forwards – sell fixed/buy floating (b)	87	37	2,611	1,229	0-1	226	45
	—	6	—	1,135	1-2	—	6

Lead (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	192	45	1,039	947	0-1	199	46
	4	—	1,011	—	1-2	4	—
Forwards – sell fixed/buy floating (b)	174	26	1,067	971	0-1	185	26
	4	—	1,010	—	1-2	4	—

Silver (‘000 ounces)
Forwards – buy fixed/sell floating (b)	34,270	6,450	10.37	7.36	0-1	354	47
	—	2,000	—	7.47	1-2	—	15
Forwards – sell fixed/buy floating (b)	31,221	3,450	10.78	7.47	0–1	336	25

Gold (‘000 ounces)
Forwards – buy fixed/sell floating (b)	9,700	—	602	—	0-1	6	—
Forwards –sell fixed/buy floating (b)	6,400	—	601	—	0-1	4	—

Petroleum (‘000 barrels)
Forwards – buy fixed/sell floating (b)	16,588	—	65.70	—	0-1	1,090	—
	2,532	—	61.78	—	1-4	156	—
Forwards – sell fixed/buy floating (b)	16,688	—	65.65	—	0-1	1,096	—
	2,432	—	60.34	—	1-4	147	—

Energy Coal (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	12,796	15,790	58.78	60.93	0-1	752	962
	4,320	2,865	59.54	60.20	1-4	257	172
Forwards – sell fixed/buy floating (b)	12,655	14,381	59.95	61.04	0-1	759	878
	5,940	2,715	61.80	59.68	1-4	367	162

Gas (‘000 therms)
Forwards (buy)	41,750	89,625	0.62	0.87	0-1	26	78
	—	9,200	—	0.56	1-2	—	5
Forwards (sell)	17,725	86,300	0.54	0.88	0-1	10	76
	—	9,200	—	0.65	1-2	—	6

Electricity (‘000 MWh)
Forwards (buy)	2,050	8,002	77.09	85.32	0-1	158	683
	964	2,187	93.46	93.67	1-4	90	205
Forwards (sell)	2,176	7,933	80.69	85.49	0-1	176	678
	985	2,240	97.26	100.30	1-4	96	225

Notes to Financial Statements

28 Financial instruments continued

	Volume		Average price of fixed contract		Term to maturity (years)	Notional amount of fixed contract (a)
	2006	2005	2006 US$	2005 US$		2006 US$M	2005 US$M
Freight Transport and Logistics
Time Charter (days)
Forwards – buy fixed/sell floating (b)	10,506	6,045	19,891	27,375	0-1	209	165
	2,576	2,021	18,061	20,199	1-4	47	41
Forwards – sell fixed/buy floating (b)	12,320	5,855	18,956	26,059	0-1	234	153
	2,208	2,021	16,547	23,180	1-4	37	47

Voyage Charter (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	3,475	2,275	12.51	15.30	0-1	43	35
	1,650	1,400	11.17	13.62	1-4	18	19
Forwards – sell fixed/buy floating (b)	6,300	2,225	12.37	15.83	0-1	78	35
	3,200	3,050	11.26	12.97	1-4	36	40

(a)	The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.
(b)	Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.

Embedded derivatives

Derivatives embedded in host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts or have intrinsic value at inception and the host contracts are not carried at fair value. Contracts are assessed for embedded derivatives when the group becomes a party to them, including at the date of a business combination. These embedded derivatives are measured at fair value at each period end. Any gains or losses arising from changes in fair value are recognised in the income statement for the period.

Host contracts which incorporate embedded derivatives are entered into during the normal course of operations and are standard business practices in these industries.

The following table provides information about the principal embedded derivatives contracts:

	Volume		Maturity date	Exposure price
Commodity Price Swaps
Electricity purchase arrangement	240,000	MWh	31 Dec 2024	Aluminium
Electricity purchase arrangement	843,000	MWh	30 June 2020	Aluminium
Gas sale	150.67	Pj	31 Dec 2013	Electricity

Commodity Price Options
Finance lease of plant and equipment	39.5	mmboe	30 Dec 2018	Crude Oil
Copper concentrate sales	90,591,421	Pounds	31 Dec 2006	Copper
Lead purchase and sale	67,000	DMT	1 January 2007	Lead
Zinc purchase and sale	6,000	DMT	2 January 2007	Zinc

Credit risk

Credit risk is the risk that would be incurred as a result of non-performance by counterparties of their contractual obligations towards the BHP Billiton Group.

To manage the risk the BHP Billiton Group maintains group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits and daily monitoring of exposures against these limits. As part of these processes the financial viability of all counterparties is regularly monitored and assessed.

BHP Billiton Group’s credit risk exposure can be categorised under the following headings:

Counterparties

The BHP Billiton Group conducts transactions with the following major types of counterparties:

•	Receivables counterparties

The majority of sales to BHP Billiton Group customers are made on open terms.

•	Payment guarantee counterparties

A proportion of sales to BHP Billiton Group customers occur via secured payment mechanisms.

•	Hedge counterparties

Counterparties to derivatives hedging contracts (covering commodity and financial price risk) consist of a diverse number of financial institutions and physical participants in the relevant markets.

Notes to Financial Statements

28 Financial instruments continued

•	Cash investment counterparties

As part of managing cash flow and liquidity, the BHP Billiton Group holds short term cash investments with a range of financial institutions.

The BHP Billiton Group has no significant concentration of credit risk with any single counterparty or a group of counterparties.

Geographic

The BHP Billiton Group trades in all major geographic regions. Countries in which the BHP Billiton Group has a significant credit exposure include South Africa, Australia, the US, Japan and China. Where appropriate, secured payment mechanisms and other risk mitigation instruments are utilised to protect revenues from credit risk losses.

Industry

In line with our asset portfolio, the BHP Billiton Group sells into a diverse range of industries and customer sectors. This diversity means that the BHP Billiton Group is not materially exposed to any individual industry or customer.

Management of financial risks

Currency risks

Capital expenditure hedging

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve, together with gains and losses recorded on the hedged capital expenditure item. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

When the capital expenditure occurs and a non-financial asset (such as plant and equipment) is recognised, associated amounts previously recognised in equity are included in the measurement of the initial cost of the asset. The anticipated maturity of capital expenditure hedges is outlined in the forward exchange contract tables. Amounts capitalised into property, plant and equipment will be recognised in the income statement in accordance with the depreciation profile of the relevant asset, as described in note 1.

Operational foreign currency risk management

Derivatives used to manage short-term foreign currency cash flows and non-US dollar exposures in marketing contracts do not qualify for hedge accounting. Accordingly, changes in the fair value are recognised in the income statement.

Interest rate risk

Changes in the fair value of interest rate swaps and cross currency interest rate swaps are recognised immediately in the income statement.

29 Contingent liabilities

	2006 US$M	2005 US$M
Contingent liabilities at balance date, not otherwise provided for in the financial report, are categorised as arising from:
Jointly controlled entities
Other (a)	355	136

	355	136

Subsidiaries and jointly controlled assets (including guarantees)
Performance guarantees (b)	1	1
Other (a)	220	123

	221	124

Total contingent liabilities	576	260

(a)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.
(b)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(c)	For US GAAP reporting purposes, the Group is also required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group performance guarantees of US$nil million (2005: US$30 million) and US$318 million (2005: US$349 million) relating to other contingent liabilities for which provisions have been included in the Group accounts.

Notes to Financial Statements

30 Commitments

	2006 US$M	2005 US$M
Capital expenditure commitments not provided for in the financial statements
Due not later than one year	2,588	2,308
Due later than one year and not later than five years	663	110

Total capital expenditure commitments	3,251	2,418

Lease expenditure commitments
Finance leases
Due not later than one year	7	7
Due later than one year and not later than five years	33	30
Due later than five years	61	70

Total commitments under finance leases	101	107
Future financing charges	(41)	(51)

Finance lease liability	60	56

Operating leases (a)
Due not later than one year	297	250
Due later than one year and not later than five years	490	562
Due later than five years	158	212

Total commitments under operating leases	945	1,024

Other commitments
Due not later than one year
Supply of goods and services	817	658
Royalties	5	7
Exploration expenditure	152	199
Chartering costs	90	103

	1,064	967

Due later than one year and not later than five years
Supply of goods and services	2,318	1,622
Royalties	20	18
Exploration expenditure	108	49
Chartering costs	90	110

	2,536	1,799

Due later than five years
Supply of goods and services	1,298	1,136
Royalties	38	37
Exploration expenditure	25	32
Chartering costs	29	34

	1,390	1,239

Total other commitments	4,990	4,005

(a)	Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

31 Key management personnel

Directors

The following persons were Directors of BHP Billiton during the financial year:

(i) Chairman - non-executive Director	(iv) Non-executive Directors
Don Argus	David Brink
David Crawford
(ii) Chief Executive Officer	David Jenkins
Charles Goodyear	John Schubert
John Buchanan

(iii) Executive Directors	Carlos Cordeiro
Mike Salamon	Michael Chaney
Marius Kloppers (from 1 January 2006)	Lord Renwick of Clifton
Chris Lynch (from 1 January 2006)	Gail de Planque
Paul Anderson
Jacques Nasser

Michael Chaney and Lord Renwick of Clifton both resigned from the position of non-executive Director on 25 November 2005. Gail de Planque was appointed to the position of non-executive Director on 19 October 2005. Paul Anderson and Jacques Nasser were appointed to the positions of non-executive Directors on 6 June 2006.

Prior to their appointment as Executive Directors, Marius Kloppers and Chris Lynch were Key Management Personnel of the Group.

Notes to Financial Statements

31 Key Management Personnel continued

Other Key Management Personnel

The following persons also had authority for the responsibility for planning, directing and controlling the activities of the Group:

Name	Position
Philip Aiken	President - UK
John Fast	Chief Legal Counsel and Head of External Affairs
Robert Kirkby	Executive President
Marcus Randolph (from 2 September 2005)	Chief Organisation Development Officer
Karen Wood (from 8 December 2005)	Special Adviser and Head of Group Secretariat
Alex Vanselow (from 1 April 2006)	Chief Financial Officer
MikeYeager (from 26 April 2006)	Group President Energy

The Key Management Personnel are the same for BHP Billiton Limited, BHP Billiton Plc and the BHP Billiton Group and include the five highest paid executives.

Key Management Personnel compensation

The principles used to determine the nature and amount of remuneration are detailed in note 40.

Details of compensation

Year ended 30 June 2006:

Name	Short-term employee benefits					Post- employment benefits	Share-based payments (a) (b)		Total US$
	Base salary, fees and allowances US$	Annual cash bonus US$	Dividend equivalent payment value (c) US$	Non- monetary benefits (d)(f) US$	Other benefits (e) US$	Retirement benefits US$	Value of deferred shares US$	Share-based compensation long-term US$
Don Argus	683,833	—	—	—	35,545	33,299	—	—	752,677
Charles Goodyear (j)	1,580,000	1,501,187	496,473	11,668	54,262	758,400	1,001,896	1,107,821	6,511,707
Mike Salamon	1,311,001	2,063,695	252,040	12,374	26,657	—	603,437	634,771	4,903,975
Marius Kloppers	915,359	867,597	199,964	1,645	150,000	361,351	629,312	471,367	3,596,595
Chris Lynch	870,280	814,562	192,152	—	23,582	301,987	566,437	468,638	3,237,638
David Brink	167,000	—	—	—	7,125	—	—	—	174,125
David Crawford	170,500	—	—	—	8,920	7,109	—	—	186,529
David Jenkins	167,506	—	—	—	13,426	—	—	—	180,932
John Schubert	138,000	—	—	—	7,434	5,805	—	—	151,239
John Buchanan	161,000	—	—	—	9,071	—	—	—	170,071
Carlos Cordeiro	151,997	—	—	—	—	—	—	—	151,997
Michael Chaney	47,641	—	—	—	—	1,977	—	—	49,618
Lord Renwick of Clifton	56,737	—	—	—	11,607	—	—	—	68,344
Gail de Planque	99,667	—	—	—	194	—	—	—	99,861
Paul Anderson	10,986	—	—	—	—	—	—	—	10,986
Jacques Nasser	11,333	—	—	—	—	—	—	—	11,333
Alex Vanselow (h)	186,846	144,749	25,234	3,254	174,962	71,001	85,855	55,200	747,101
Philip Aiken	1,036,996	662,976	193,645	3,538	650,921	374,355	554,216	472,885	3,949,532
John Fast	738,079	649,283	157,341	—	—	264,970	503,725	369,787	2,683,185
Marcus Randolph (h)	629,048	617,122	95,077	9,723	168,667	213,876	382,631	191,336	2,307,480
Robert Kirkby	894,021	768,734	196,340	1,230	3,812	327,212	578,754	468,298	3,238,401
Karen Wood (h)	348,779	267,896	44,258	—	1,962	119,980	160,313	93,767	1,036,955
Mike Yeager (i)	151,667	175,153	19,114	2,928	3,000,000	54,297	7,109	45,603	3,455,871

Total	10,528,276	8,532,954	1,871,638	46,360	4,348,147	2,895,619	5,073,685	4,379,473	37,676,152

Details of compensation from date of appointment as Executive Director:

Marius Kloppers (g)	457,679	433,799	99,982	—	—	180,675	314,656	235,683	1,722,474
Chris Lynch (g)	442,653	407,281	96,076	—	23,582	153,601	283,218	234,319	1,640,730

Notes to Financial Statements

31 Key Management Personnel continued

(a)	The amount in respect of share-based payments represents the estimated value of awards granted under the applicable schemes. For long-term share-based compensation fair values at grant date are independently determined using a Monte Carlo simulation model which takes into account Performance Hurdles, the exercise price, the term of the award, the impact of dilution, the non-tradeable nature of the award, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the award. The fair value of Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period.
(b)	Share-based payments are to be allocated and included in remuneration over the vesting period.
(c)	Participants who are awarded shares under the GIS and the LTIP are entitled to a payment in lieu of dividends. The Dividend Equivalent Payment is equal to the amount that would have been earned over the retention or performance period and will be made on the transfer of shares to the participant.
(d)	Includes medical insurance, life assurance related benefits and expenses where applicable.
(e)	Includes professional fees, payout of unused leave entitlements, reimbursement of the value of forfeited options from previous employment, car allowance and relocation allowance and expenses where applicable.
(f)	The Group pays premiums for Key Management Personnel’s insurance, which insures the Key Management Personnel, amongst others, against certain liabilities (including legal costs) they may incur in carrying out their duties for the Group. It is not possible to determine an amount attributable to any specific person covered by the insurance.
(g)	For Mr Kloppers and Mr Lynch, the total remuneration shown in the table is the remuneration paid or payable after their appointment as Executive Directors on 1 January 2006.
(h)	For Messrs Randolph and Vanselow and Ms Wood, base salary, fees and allowances, non-monetary, other and retirement benefits is the actual remuneration paid and payable after their appointment as Key Management Personnel. The annual cash bonus, dividend equivalent payment value and share-based payments have been pro-rated to reflect the proportion of the year served as Key Management Personnel. Their total remuneration for the year is: Mr Randolph US$2,734,752, Mr Vanselow US$2,309,375 and Ms Wood US$1,732,127.
(i)	Mr Yeager’s other benefits includes reimbursement of the value of forfeited options from previous employment. Mr Yeager became a Key Management Personnel on joining the Group in April 2006.
(j)	Of the total Share-based payments amount included in remuneration for Mr Goodyear for the year ended 30 June 2006, the proportion relating to options was US$155,741.

Year ended 30 June 2005:

Name	Short-term employee benefits					Post- employment benefits	Share-based payments (a) (b)
	Base salary, fees and allowances US$	Annual cash bonus US$	Dividend equivalent payment value (c) US$	Non- monetary benefits (d)(i) US$	Other benefits (e) US$	Retirement benefits US$	Value of deferred shares US$	Share-based compensation long-term US$	Total US$
Don Argus	465,000	—	—	—	1,847	23,388	—	—	490,235
Charles Goodyear (f)	1,312,500	1,240,313	221,650	11,668	49,133	630,000	917,549	552,711	4,935,524
Mike Salamon	1,329,998	1,207,599	116,768	12,366	136,385	700,243	796,167	439,554	4,739,080
Marius Kloppers	864,532	815,409	87,915	1,719	155,866	357,244	548,830	294,075	3,125,590
Chris Lynch	792,855	719,278	84,302	—	24,268	275,121	520,745	291,075	2,707,644
David Brink	159,000	—	—	—	3,924	—	—	—	162,924
David Crawford	140,000	—	—	—	3,769	6,497	—	—	150,266
David Jenkins	142,000	—	—	—	—	—	—	—	142,000
John Schubert	115,000	—	—	—	1,651	5,199	—	—	121,850
John Buchanan	152,000	—	—	—	4,547	—	—	—	156,547
Carlos Cordeiro (h)	21,369	—	—	—	—	—	—	—	21,369
Michael Chaney (g)	103,000	—	—	—	87	4,421	—	—	107,508
Lord Renwick of Clifton	107,000	—	—	—	—	—	—	—	107,000
Philip Aiken	1,012,656	731,330	86,361	286,161	634,445	365,569	552,426	328,088	3,997,036
John Fast	707,053	651,832	73,686	—	—	253,832	481,135	259,287	2,426,825
Robert Kirkby	828,823	781,497	85,502	1,296	—	303,349	536,654	281,608	2,818,729

Total	8,252,786	6,147,258	756,184	313,210	1,015,922	2,924,863	4,353,506	2,446,398	26,210,127

(a)	The amount in respect of share-based payments represents the estimated value of awards granted under the applicable schemes. For long-term share-based compensation fair values at grant date are independently determined using a Monte Carlo simulation model which takes into account Performance Hurdles, the exercise price, the term of the option, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The fair value of Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period.
(b)	Share-based payments are to be allocated and included in remuneration over the vesting period.
(c)	Participants who are awarded shares under the GIS and the LTIP are entitled to a payment in lieu of dividends. The Dividend Equivalent Payment is equal to the amount that would have been earned over the retention or performance period and will be made on the transfer of shares to the participant.
(d)	Includes medical insurance, life assurance related benefits and expenses where applicable.
(e)	Includes professional fees, payout of unused leave entitlements, car allowance and relocation allowance and expenses where applicable.
(f)	Of the total share-based payments amount included in remuneration for Mr Goodyear for the year ended 30 June 2005, the proportion relating to options was US$345,217.
(g)	Fees payable to Mr Chaney were paid to his employer Wesfarmers Limited during the year until 12 July 2005 when he retired from that company.
(h)	Appointed 3 February 2005. Mr Cordeiro vacated his office on 3 April 2005 and was reappointed by the Board on 26 August 2005. During the period for which Mr Cordeiro did not hold office as a Director, he attended meetings by invitation. In addition to the fees disclosed in the table, Mr Cordeiro was paid US$27,542 during the period in which he was not a member of the Board.
(i)	The Group pays premiums for Key Management Personnel’s insurance, which insures the Key Management Personnel, amongst others, against certain liabilities (including legal costs) they may incur in carrying out their duties for the Group. It is not possible to determine an amount attributable to any specific person covered by the insurance.

Termination provisions associated with Key Management Personnel are detailed in note 40.

Notes to Financial Statements

31 Key Management Personnel continued

Equity Instrument disclosures relating to Key Management Personnel

Charles Goodyear

BHP Billiton Limited ordinary shares under option

2006

Scheme	At 1 July 2005	Granted	Vested	Lapsed	At 30 June 2006	Exercise price (b) A$	First exercise date	Expiry date
GIS 2004 Options	180,613	—	—	—	180,613	15.39	August 2006	August 2008
GIS 2003 Options (c)	320,725	—	—	—	320,725	11.11	24 August 2005	23 August 2008
ESP 2000 (c)	722,785	—	—	—	722,785	7.60	3 April 2003	2 April 2010
ESP 1999 (c)	351,065	—	—	—	351,065	6.92	23 April 2002	22 April 2009

Total	1,575,188	—	—	—	1,575,188

2005
Scheme	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005	Exercise price (b) A$	First exercise date	Expiry date
GIS 2004 Options	—	180,613	—	—	180,613	15.39	August 2006	August 2008
GIS 2003 Options (c)	320,725	—	—	—	320,725	11.11	24 August 2005	23 August 2008
ESP 2000 (c)	722,785	—	—	—	722,785	7.60	3 April 2003	2 April 2010
ESP 1999 (c)	351,065	—	—	—	351,065	6.92	23 April 2002	22 April 2009

Total	1,394,575	180,613	—	—	1,575,188

BHP Billiton Limited ordinary shares under award

2006

Scheme	At 1 July 2005		Granted (a)	Vested (d)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—		600,000	—	—	600,000	August 2010
LTIP 2004 Performance	500,000		—	—	—	500,000	August 2009
GIS 2005 Deferred	—		76,569	—	—	76,569	August 2007
GIS 2004 Deferred	44,601		—	—	—	44,601	August 2006
GIS 2003 Deferred (h)	28,093		—	28,093	—	—	24 August 2005
GIS 2003 Performance	112,375		—	—	—	112,375	August 2006
GIS 2002 Performance (i)	180,154		—	180,154	—	—	24 August 2005

Total	865,223		676,569	208,247	—	1,333,545

2005

Scheme	At 1 July 2004		Granted (a)	Vested (d)	Lapsed	At 30 June 2005	Vesting date
LTIP 2004 Performance	—		500,000	—	—	500,000	August 2009
GIS 2004 Deferred	—		44,601	—	—	44,601	August 2006
GIS 2003 Deferred	28,093		—	—	—	28,093	24 August 2005
GIS 2003 Performance	112,375		—	—	—	112,375	August 2006
GIS 2002 Performance	180,154		—	—	—	180,154	24 August 2005
PSP 2001 (e)	136,573		—	122,916	13,657	—	1 October 2004

Total	457,195		544,601	122,916	13,657	865,223

Mike Salamon

BHP Billiton Plc ordinary shares under award

2006

Scheme	At 1 July 2005		Granted (a)	Vested (d)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—		300,000	—	—	300,000	August 2010
LTIP 2004 Performance	300,000		—	—	—	300,000	August 2009
GIS 2005 Deferred	—		73,743	—	—	73,743	August 2007
GIS 2004 Deferred	80,151		—	—	—	80,151	August 2006
GIS 2003 Deferred (h)	89,056		—	89,056	—	—	24 August 2005
GIS 2003 Performance	89,056		—	—	—	89,056	August 2006
GIS 2002 Performance (i)	193,706		—	193,706	—	—	24 August 2005
CIP 2001 (j)	95,295	(k)	—	84,706	10,589	—	1 October 2005

Total	847,264		373,743	367,468	10,589	842,950

2005

Scheme	At 1 July 2004		Granted (a)	Vested (d)	Lapsed	At 30 June 2005	Vesting date
LTIP 2004 Performance	—		300,000	—	—	300,000	August 2009
GIS 2004 Deferred	—		80,151	—	—	80,151	August 2006
GIS 2003 Deferred	89,056		—	—	—	89,056	24 August 2005
GIS 2003 Performance	89,056		—	—	—	89,056	August 2006
GIS 2002 Performance	193,706		—	—	—	193,706	24 August 2005
CIP 2001 (k)	95,295		—	—	—	95,295	1 October 2005
RSS 2001 (o)	198,163		—	178,347	19,816	—	8 October 2004

Total	665,276		380,151	178,347	19,816	847,264

Notes to Financial Statements

31 Key Management Personnel continued

Marius Kloppers

BHP Billiton Plc ordinary shares under award

2006

Scheme	At 1 July 2005		Granted (a)	Vested (d)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—		225,000	—	—	225,000	August 2010
LTIP 2004 Performance	225,000		—	—	—	225,000	August 2009
GIS 2005 Deferred	—		52,771	—	—	52,771	August 2007
GIS 2004 Deferred	60,548		—	—	—	60,548	August 2006
GIS 2003 Deferred (h)	55,378		—	55,378	—	—	24 August 2005
GIS 2003 Performance	55,378		—	—	—	55,378	August 2006
GIS 2002 Performance (i)	119,485		—	119,485	—	—	24 August 2005
CIP 2001 (j)	95,295	(k)	—	84,706	10,589	—	1 October 2005

Total	611,084		277,771	259,569	10,589	618,697

2005

Scheme	At 1 July 2004		Granted (a)	Vested (d)	Lapsed	At 30 June 2005	Vesting date
LTIP 2004 Performance	—		225,000	—	—	225,000	August 2009
GIS 2004 Deferred	—		60,548	—	—	60,548	August 2006
GIS 2003 Deferred	55,378		—	—	—	55,378	24 August 2005
GIS 2003 Performance	55,378		—	—	—	55,378	August 2006
GIS 2002 Performance	119,485		—	—	—	119,485	24 August 2005
CIP 2001 (r) (k)	95,295		—	—	—	95,295	1 October 2005
RRS 2001 (o)	84,182		—	75,764	8,418	—	8 October 2004

Total	409,718		285,548	75,764	8,418	611,084

Chris Lynch

BHP Billiton Limited ordinary shares under award

2006

Scheme	At 1 July 2005		Granted (a)	Vested (d)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—		225,000	—	—	225,000	August 2010
LTIP 2004 Performance	225,000		—	—	—	225,000	August 2009
GIS 2005 Deferred	—		43,670	—	—	43,670	August 2007
GIS 2004 Deferred	55,908		—	—	—	55,908	August 2006
GIS 2003 Deferred (h)	61,010		—	61,010	—	—	24 August 2005
GIS 2003 Performance	61,010		—	—	—	61,010	August 2006
GIS 2002 Performance (i)	117,117		—	117,117	—	—	24 August 2005

Total	520,045		268,670	178,127	—	610,588

2005

Scheme	At 1 July 2004		Granted (a)	Vested (d)	Lapsed	At 30 June 2005	Vesting date
LTIP 2004 Performance	—		225,000	—	—	225,000	August 2009
GIS 2004 Deferred	—		55,908	—	—	55,908	August 2006
GIS 2003 Deferred (h)	61,010		—	—	—	61,010	24 August 2005
GIS 2003 Performance	61,010		—	—	—	61,010	August 2006
GIS 2002 Performance (i)	117,117		—	—	—	117,117	24 August 2005
PSP 2001 (e)	109,559		—	98,603	10,956	—	1 October 2004
PSP 2000 (f)	43,592		—	43,592	—	—	1 July 2004
BEP 2001 (q)	18,692		—	18,692	—	—	November 2004

Total	410,980		280,908	160,887	10,956	520,045

Alex Vanselow

BHP Billiton Limited ordinary shares under award

2006

Scheme	At 1 July 2005 (n)		Granted (a)	Vested (d)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—		110,000	—	—	110,000	August 2010
LTIP 2004 Performance	110,000		—	—	—	110,000	August 2009
GIS 2005 Deferred	—		25,633	—	—	25,633	August 2007
GIS 2004 Deferred	27,347		—	—	—	27,347	August 2006
GIS 2003 Deferred (h)	13,859		—	13,859	—	—	24 August 2005
GIS 2003 Performance	13,859		—	—	—	13,859	August 2006
GIS 2002 Performance (i)	28,586		—	28,586	—	—	24 August 2005

Total	193,651		135,633	42,445	—	286,839

Notes to Financial Statements

31 Key Management Personnel continued

Philip Aiken

BHP Billiton Limited ordinary shares under award

2006

Scheme	At 1 July 2005	Granted (a)	Vested (d)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—	225,000	—	—	225,000	August 2010
LTIP 2004 Performance	225,000	—	—	—	225,000	August 2009
GIS 2005 Deferred	—	44,402	—	—	44,402	August 2007
GIS 2004 Deferred	58,553	—	—	—	58,553	August 2006
GIS 2003 Deferred (h)	69,815	—	69,815	—	—	24 August 2005
GIS 2003 Performance	69,815	—	—	—	69,815	August 2006
GIS 2002 Performance (i)	158,118	—	158,118	—	—	24 August 2005

Total	581,301	269,402	227,933	—	622,770

2005

Scheme	At 1 July 2004	Granted (a)	Vested (d)	Lapsed	At 30 June 2005	Vesting date
LTIP 2004 Performance	—	225,000	—	—	225,000	August 2009
GIS 2004 Deferred	—	58,553	—	—	58,553	August 2006
GIS 2003 Deferred	69,815	—	—	—	69,815	24 August 2005
GIS 2003 Performance	69,815	—	—	—	69,815	August 2006
GIS 2002 Performance	158,118	—	—	—	158,118	24 August 2005
PSP 2001 (e)	131,856	—	118,670	13,186	—	1 October 2004
BEP 2001 (q)	77,404	—	77,404	—	—	November 2004

Total	507,008	283,553	196,074	13,186	581,301

John Fast

BHP Billiton Limited ordinary shares under award

2006

Scheme	At 1 July 2005	Granted (a)	Vested (d)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—	175,000	—	—	175,000	August 2010
LTIP 2004 Performance	175,000	—	—	—	175,000	August 2009
GIS 2005 Deferred	—	39,575	—	—	39,575	August 2007
GIS 2004 Deferred	53,908	—	—	—	53,908	August 2006
GIS 2003 Deferred (h)	54,782	—	54,782	—	—	24 August 2005
GIS 2003 Performance	54,782	—	—	—	54,782	August 2006
GIS 2002 Performance (i)	115,921	—	115,921	—	—	24 August 2005
MTI (j)	36,155	—	32,136	4,019	—	1 October 2005

Total	490,548	214,575	202,839	4,019	498,265

2005

Scheme	At 1 July 2004	Granted (a)	Vested (d)	Lapsed	At 30 June 2005	Vesting date
LTIP 2004 Performance	—	175,000	—	—	175,000	August 2009
GIS 2004 Deferred	—	53,908	—	—	53,908	August 2006
GIS 2003 Deferred	54,782	—	—	—	54,782	24 August 2005
GIS 2003 Performance	54,782	—	—	—	54,782	August 2006
GIS 2002 Performance	115,921	—	—	—	115,921	24 August 2005
MTI (p) (r)	36,155	—	—	—	36,155	1 October 2005
PSP 2001 (e)	107,093	—	96,384	10,709	—	1 October 2004

Total	368,733	228,908	96,384	10,709	490,548

Marcus Randolph

BHP Billiton Limited ordinary shares under award

2006

Scheme	At 1 July 2005 (n)	Granted (a)	Vested (d)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—	110,000	—	—	110,000	August 2010
LTIP 2004 Performance	110,000	—	—	—	110,000	August 2009
GIS 2005 Deferred	—	32,199	—	—	32,199	August 2007
GIS 2004 Deferred	44,234	—	—	—	44,234	August 2006
GIS 2003 Deferred (h)	34,261	—	34,261	—	—	24 August 2005
GIS 2003 Performance	34,261	—	—	—	34,261	August 2006
GIS 2002 Performance (i)	90,436	—	90,436	—	—	24 August 2005

Total	313,192	142,199	124,697	—	330,694

Notes to Financial Statements

31 Key Management Personnel continued

Robert Kirkby

BHP Billiton Limited ordinary shares under award

2006

Scheme	At 1 July 2005	Granted (a)	Vested (d)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—	225,000	—	—	225,000	August 2010
LTIP 2004 Performance	225,000	—	—	—	225,000	August 2009
GIS 2005 Deferred	—	47,448	—	—	47,448	August 2007
GIS 2004 Deferred	57,450	—	—	—	57,450	August 2006
GIS 2003 Deferred (h)	58,031	—	58,031	—	—	24 August 2005
GIS 2003 Performance	58,031	—	—	—	58,031	August 2006
GIS 2002 Performance (i)	110,391	—	110,391	—	—	24 August 2005
MTI (j)	22,597	—	20,085	2,512	—	1 October 2005

Total	531,500	272,448	188,507	2,512	612,929

2005

Scheme	At 1 July 2004	Granted (a)	Vested (d)	Lapsed	At 30 June 2005	Vesting date
LTIP 2004 Performance	—	225,000	—	—	225,000	August 2009
GIS 2004 Deferred	—	57,450	—	—	57,450	August 2006
GIS 2003 Deferred	58,031	—	—	—	58,031	24 August 2005
GIS 2003 Performance	58,031	—	—	—	58,031	August 2006
GIS 2002 Performance	110,391	—	—	—	110,391	24 August 2005
MTI (p) (r)	22,597	—	—	—	22,597	1 October 2005
PSP 2001 (e)	82,330	—	74,097	8,233	—	1 October 2004

Total	331,380	282,450	74,097	8,233	531,500

Partly paid shares

2006

	BHP Billiton Limited Ordinary Shares under award					Unpaid amount (m)		First exercise date	Expiry date
	At 1 July 2005(l)	Granted	Exercised	Lapsed	At 30 June 2006
ESS 1995	72,279	—	—	—	72,279	A$	8.17	n/a	4 October 2015
ESS 1994	108,255	—	—	—	108,255	A$	8.43	n/a	4 October 2014

Total	180,534	—	—	—	180,534

2005

	BHP Billiton Limited Ordinary Shares under award						Unpaid amount (m)		First exercise date	Expiry date
	At 1 July 2004(l)	Granted	Exercised		Lapsed	At 30 June 2005
ESS 1997	74,964	—	74,964	(g)	—	—	A$	6.83	n/a	1 October 2017
ESS 1996	107,090	—	107,090	(g)	—	—	A$	6.94	n/a	2 October 2016
ESS 1995	72,279	—	—		—	72,279	A$	8.17	n/a	4 October 2015
ESS 1994	108,255	—	—		—	108,255	A$	8.43	n/a	4 October 2014

Total	362,588	—	182,054		—	180,534

Karen Wood

BHP Billiton Limited ordinary shares under award

2006

Scheme (e)	At 1 July 2005 (n)	Granted (a)	Vested (d)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—	80,000	—	—	80,000	August 2010
LTIP 2004 Performance	80,000	—	—	—	80,000	August 2009
GIS 2005 Deferred	—	20,462	—	—	20,462	August 2007
GIS 2004 Deferred	26,631	—	—	—	26,631	August 2006
GIS 2003 Deferred (h)	20,684	—	20,684	—	—	24 August 2005
GIS 2003 Performance	20,684	—	—	—	20,684	August 2006
GIS 2002 Performance (i)	42,219	—	42,219	—	—	24 August 2005

Total	190,218	100,462	62,903	—	227,777

Mike Yeager

BHP Billiton Limited ordinary shares under award

2006

Scheme	At 1 July 2005	Granted (a)	Vested (d)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—	325,000	—	—	325,000	August 2010

Total	—	325,000	—	—	325,000

Notes to Financial Statements

31 Key Management Personnel continued

(a)	The market price of BHP Billiton Limited and BHP Billiton Plc shares on date of grant (5 December 2005) was A$22.03 and £8.90 respectively. The fair value per Performance Share and Deferred Share was A$6.21/£2.79 and A$18.83/£7.70 respectively. The market price of BHP Billiton Limited and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per Option, Performance Share and Deferred Share was A$3.80, A$6.85/£2.63 and A$13.34/£5.31 respectively. Fair value per Option, Performance Share and Deferred Share was estimated using Black-Scholes, Monte Carlo simulation and Net Present Value models respectively.
(b)	Represents the exercise price payable on options.
(c)	All of the options issued pursuant to these awards are exercisable.
(d)	All vested awards are exercisable.
(e)	90 per cent of the Performance Shares vested on 1 October 2004, following the end of the performance period and the BHP Billiton Limited market price was A$14.28. The remaining 10 per cent lapsed. The market price of BHP Billiton Limited shares on date of grant, 1 November 2001, was A$8.26. Mr Goodyear exercised 53,600 of the vested shares on 5 May 2005 when the market price was A$16.50 and 53,600 on 6 May 2005 when the market price was A$16.52. The aggregate gain was A$884,400 and A$885,472 respectively. As at 30 June 2006, Mr Goodyear has not yet exercised the remaining 15,716 vested shares. Mr Lynch has not yet exercised an award over 98,603 shares. Mr Fast has not yet exercised an award over 96,384 shares. Ms Wood has not yet exercised an award over 25,846 shares. Mr Aiken exercised an award over 118,670 shares on 7 October 2004 at a market price of A$14.94. The aggregate gain was A$1,772,930. Mr Kirkby exercised an award over 74,097 shares on 6 October 2004 at a market price of A$14.70. The aggregate gain was A$1,089,226.
(f)	100 per cent of the Performance Shares vested on 1 July 2004, following the end of the performance period and BHP Billiton Limited market price was A$12.51. The market price of BHP Billiton shares on date of grant, 1 November 2000, was A$8.55. As at 30 June 2006 Mr Lynch has not exercised an award over 43,592 shares.
(g)	The market price on the date of exercise (8 October 2004) was A$14.82 per share. The aggregate gain was A$598,962 for ESS 1997 and A$843,869 for ESS 1996.
(h)	100 per cent of the Deferred Shares vested on 24 August 2005 at the end of the holding period. The BHP Billiton Limited and BHP Billiton Plc market prices were A$20.56 and £8.04 respectively. Mr Goodyear exercised an award over 28,093 shares on 2 September 2005 at a market price of A$20.83. The aggregate gain was A$585,177. Mr Salamon exercised an award over 48,981 shares on 26 August 2005 at a market price of £8.15; and 40,075 on 1 September 2005 at a market price of £8.465. The aggregate gains were £399,195 and £339,235 respectively. Mr Kloppers exercised an award over 55,378 shares on 1 September 2005 at a market price of £8.465. The aggregate gain was £468,775. Mr Lynch has not exercised an award over 61,010 shares as at 30 June 2006. Mr Vanselow exercised an award over 13,859 shares on 25 August 2005 at a market price of A$19.90. The aggregate gain was A$275,794. Mr Aiken exercised an award over 69,815 shares on 25 August 2005 at a market price of A$19.90. The aggregate gain was A$1,389,319. Mr Fast has not exercised any of the Deferred Shares as at 30 June 2006. Mr Randolph exercised an award over 34,261 shares on 29 August 2005 at a market price of A$20.03. The aggregate gain was A$686,248. Mr Kirkby exercised an award over 58,031 shares on 17 May 2006 at a market price of A$30.11. The aggregate gain was A$1,747,313. Ms Wood has not exercised any of the Deferred Shares as at 30 June 2006.
(i)	The performance period ended on 30 June 2005. Based on the performance measured at the end of the performance period, 100 per cent of the Performance Shares vested on 24 August 2005. The BHP Billiton Limited and BHP Billiton Plc market prices were A$20.56 and £8.04 per share respectively. Mr Goodyear exercised an award over 180,154 shares on 2 September 2005 at a market price of A$20.83. The aggregate gain was A$3,752,608. Mr Salamon exercised an award over 106,538 shares on 26 August 2005 at a market price of £8.15; and 87,168 on 1 September 2005 at a market price of £8.465. The aggregate gains were £868,285 and £737,877 respectively. Mr Kloppers exercised an award over 119,485 shares on 1 September 2005 at a market price of £8.465. The aggregate gain was £1,011,440. Mr Lynch has not exercised an award over 117,117 shares as at 30 June 2006. Mr Vanselow exercised an award over 28,586 shares on 25 August 2005 at a market price of A$19.90. The aggregate gain was A$568,861. Mr Aiken exercised an award over 158,118 shares on 25 August 2005 at a market price of A$19.90. The aggregate gain was A$3,146,548. Mr Fast has not exercised any of his Performance Shares as at 30 June 2006. Mr Randolph exercised an award over 90,436 shares on 29 August 2005 at a market price of A$20.03. The aggregate gain was A$1,811,433. Mr Kirkby exercised an award over 110,391 shares on 17 May 2006 at a market price of A$30.11. The aggregate gain was A$3,323,873. Ms Wood has not exercised any of her Performance Shares as at 30 June 2006.
(j)	The second performance period ended on 30 September 2005. The BHP Billiton Limited and BHP Billiton Plc market prices were A$22.25 and £9.16 per share respectively. Based on performance measured at the end of this performance period, 100 per cent out of a maximum 125 per cent matching shares vested. The remaining 25 per cent lapsed with immediate effect. Mr Kloppers exercised an award over 84,706 shares on 19 October 2005 at a market price of £7.855. The aggregate gain was £665,366. Mr Salamon exercised an award over 84,706 shares on 9 December 2005 at a market price of £8.94. The aggregate gain was £757,272. Mr Fast exercised an award over 32,136 shares on 14 October 2005 at a market price of A$19.98. The aggregate gain was A$642,077. Mr Kirkby exercised an award over 20,085 shares on 18 October 2005 at a market price of A$20.75. The aggregate gain was A$416,764.
(k)	Includes 26,471 Committed Shares invested by each of Mr Salamon and Mr Kloppers.
(l)	Includes accrued bonus shares to be issued upon conversion of partly paid shares.
(m)	Represents the final call payable upon conversion of partly paid shares held at 30 June 2006, adjusted for bonus issues.
(n)	Shares under award at date of appointment of Mr Vanselow, Mr Randolph and Ms Wood as a Key Management Personnel were 286,839, 188,495 and 227,777 respectively.
(o)	90 per cent of the shares vested on 1 October 2004, following the end of the performance period and the BHP Billiton Plc market price was £5.95 per share. The remaining 10 per cent lapsed. 178,347 and 75,764 shares were transferred to Mr Salamon and Mr Kloppers respectively on vesting. The market price on the date of transfer (8 October 2004) was £6.21. The aggregate gain for Mr Salamon and Mr Kloppers was £1,107,535 and £470,494 respectively.
(p)	Includes 10,042 and 6,277 Committed Rights invested by Mr Fast and Mr Kirkby respectively.
(q)	In November 2001, shares were allotted to BHP Billiton Ltd employees under the Bonus Equity Plan (BEP). The shares were held by the BHP Bonus Equity Plan Trust on behalf of the participants. The minimum restriction period was three years, ending on 12 November 2004. Mr Aiken and Mr Lynch instructed the trustee to transfer the shares to them on 24 November 2004 (market price A$14.98) and 23 December 2004 (market price A$15.42) respectively. The aggregate gain for Mr Aiken was A$1,159,512 and for Mr Lynch was A$288,231.
(r)	The first performance period ceased on 30 September 2003. Messrs Fast, Kirkby and Kloppers did not elect to leave at the end of the first performance period.

No options have been granted since the end of the financial year. Further information on options and rights, including grant dates and exercise dates regarding options granted to Key Management Personnel under the employee share ownership plan, is set out in note 27 and note 40.

Equity holdings and transactions

The movement during the financial year in the number of ordinary shares of the Group held directly, indirectly or beneficially, by each specified Key Management Personnel, including their personally-related entities is as follows:

BHP Billiton Limited shares(a)	Held at 1 July 2005 or at date of appointment as Key Management Personnel (i)	Purchases	Received on exercise of options or rights	Other	Held at 30 June 2006
Paul Anderson (b)	60,000	—	—	—	60,000
Don Argus (c)	203,495	74,700	—	—	278,195
Gail de Planque (d)	1,000	800	—	—	1,800
Charles Goodyear (e)	746,007	—	208,247	—	954,254
Carlos Cordeiro (d)	—	6,550	—	—	6,550
David Crawford (c)	29,127	—	—	—	29,127
David Jenkins	2,066	—	—	—	2,066
Chris Lynch	80,679	—	—	—	80,679
Jacques Nasser (d)	5,600	—	—	—	5,600
John Schubert	23,675	—	—	—	23,675
Philip Aiken	475,092	—	227,933	(158,118)	544,907
John Fast (g)	3,459	—	32,136	(32,000)	3,595
Robert Kirkby (h)	640,740	—	188,507	(163,020)	666,227
Marcus Randolph	198,794	—	—	(45,000)	153,794
Alex Vanselow	11,466	—	—	—	11,466
Karen Wood	11,753	—	—	—	11,753

Notes to Financial Statements

31 Key Management Personnel continued

BHP Billiton Plc shares(a)	Held at 1 July 2005 or at date of appointment of Key Management Personnel (i)	Purchases	Received on exercise of options or rights	Other	Held at 30 June 2006
Charles Goodyear (e)	2,000	—	—	—	2,000
Mike Salamon (f)	1,082,324	—	367,468	(147,707)	1,302,085
David Brink (c)	39,377	10,623	—	—	50,000
John Buchanan	4,000	16,000	—	—	20,000
David Jenkins	10,000	—	—	—	10,000
Marius Kloppers	75,764	—	259,569	—	335,333

BHP Billiton Limited shares(a)	Held at 1 July 2004 or at date of appointment as of Key Management Personnel	Purchases	Received on exercise of options or rights	Other	Held at 30 June 2005
Don Argus (c)	203,495	—	—	—	203,495
Charles Goodyear (e)	638,807	—	107,200	—	746,007
Michael Chaney (i)	12,338	—	—	—	12,338
David Crawford (c)	29,127	—	—	—	29,127
David Jenkins	2,066	—	—	—	2,066
Chris Lynch	80,679	—	—	—	80,679
Lord Renwick of Clifton (i)	2,066	—	—	—	2,066
John Schubert	23,675	—	—	—	23,675
Philip Aiken	356,422	—	118,670	—	475,092
John Fast (g)	175,459	—	—	(172,000)	3,459
Robert Kirkby (h)	634,589	—	256,151	(250,000)	640,740

BHP Billiton Plc shares(a)	Held at 1 July 2004 or at date of appointment as Key Management Personnel	Purchases	Received on exercise of options or rights	Other	Held at 30 June 2005
Charles Goodyear (e)	2,000	—	—	—	2,000
Mike Salamon (f)	977,282	—	178,347	(73,305)	1,082,324
David Brink (c)	39,377	—	—	—	39,377
John Buchanan	1,000	3,000	—	—	4,000
David Jenkins	10,000	—	—	—	10,000
Lord Renwick of Clifton (i)	12,385	—	—	—	12,385
Marius Kloppers	—	—	75,764	—	75,764

(a)	All interests are beneficial.
(b)	20,000 BHP Billiton Limited shares are held in the form of 10,000 American Depositary Shares.
(c)	At 30 June 2006, all shares were held by nominees. At 30 June 2005, 16,000 shares for Mr Crawford were held by nominees.
(d)	All BHP Billiton Limited shares are held in the form of American Depositary Shares: E G de Planque (900), C Cordeiro (3,275) and J Nasser (2,800) as at 30 June 2006.
(e)	82,604 BHP Billiton Limited shares are held in the form of 41,302 American Depositary Shares. All 2,000 BHP Billiton Plc shares are held in the form of 1,000 American Depositary Shares.
(f)	At 30 June 2006, 1,280,236 shares were held by nominees (2005: 1,060,475 shares).
(g)	At 30 June 2006 and 30 June 2005, 2,945 shares were held by nominees, including 929 in the form of endowment warrants.
(h)	At 30 June 2006, 85,000 partly paid shares are held. Includes 2,066 shares held by spouse. At 30 June 2005, 85,000 partly paid shares are held and during the period a further 85,000 partly paid shares were paid in full and 97,054 bonus shares were allotted. The remaining 74,097 shares were received through the exercise of Performance Rights.
(i)	The shares held at 30 June 2005 in respect of Mr Chaney and Lord Renwick of Clifton also represent their holding at the date of cessation as Key Management Personnel.

Directors and their personally-related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares. Partly paid shares did not participate in dividends.

Refer to note 27 and note 40 for details of the employee share ownership plans referred to above.

Loans to Key Management Personnel and their related parties

Aggregates for Key Management Personnel

Year	Balance at start of the year (a) US$	Interest paid and payable US$	Interest not charged US$	Balance at year end US$	Number of persons included in group aggregate
2006	19,741	—	1,491	17,889	2
2005	10,755	—	1,296	10,975	1

(a)	Balance at the start of year or at date of becoming Key Management Personnel.

All loans to Key Management Personnel are in relation to the BHP Billiton Limited Employee Share Plan and are for periods of up to 20 years repayable by application of dividends or an equivalent amount and are interest free.

Interest not charged represents the amount of interest that would have been charged on an arm’s length basis. No write-downs or allowances for doubtful debts have been recognised in relation to any loans made to Key Management Personnel. There are no loans outstanding with former Key Management Personnel.

Notes to Financial Statements

31 Key Management Personnel continued

Other transactions with Key Management Personnel

Transactions with personally-related entities

A number of Directors or former Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Wesfarmers (Group) Limited, is considered to be a personally-related entity of Mr Chaney. Mr Chaney was a director of Wesfarmers (Group) Limited during the period 1 July 2005 to 12 July 2005. During this period, Wesfarmers (Group) Limited provided products and services to the Group totalling US$1.047 million (2005: US$23.818 million) in accordance with normal commercial terms and conditions.

32 Notes to the consolidated cash flow statement

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments that are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.

	2006 US$M	2005 US$M
Reconciliation of cash
Cash and cash equivalents comprise:
Cash assets
Cash	511	811
Short-term deposits	265	411

Total cash assets	776	1,222
Bank overdrafts – refer to note 19	(16)	(15)

Total cash and cash equivalents	760	1,207

Reconciliation of net cash provided by operating activities to net profit after taxation

	2006 US$M	2005 US$M
Profit after taxation	10,534	6,628
Non-cash income and expenses:
Depreciation and amortisation expense	2,264	1,801
Income from jointly controlled entities less dividends received	(1,050)	(822)
Interest capitalised	(144)	(78)
Exploration and evaluation expense (excluding impairment)	561	351
Net gain on sale of non-current assets	(606)	(447)
Discounting on provisions and other liabilities	266	173
Impairment of property, plant and equipment, investments and intangibles	163	17
Employee share awards	61	53
Exchange differences on Group net debt	(8)	19
Gains on derivative assets and liabilities	(306)	—
Change in assets and liabilities net of effects from acquisitions and disposals of subsidiaries and exchange fluctuations:
Increase in inventories	(407)	(319)
(Increase)/decrease in deferred charges	(44)	30
Increase in receivables	(507)	(570)
Increase in current tax payable	417	553
Decrease in deferred taxes	(586)	(489)
(Decrease)/increase in creditors	(72)	728
Increase/(decrease) in interest payable	58	(8)
(Decrease)/increase in other provisions and liabilities	(130)	746
Other movements	12	8

Net operating cash flows	10,476	8,374

Non-cash financing and investing activities
Other:
Employee Share Plan loan instalments (a)	2	2

(a)	The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Group, by the application of dividends.

Notes to Financial Statements

32 Notes to the consolidated cash flow statement continued

Standby arrangements, unused credit facilities

	Facility available 2006 US$M	Used 2006 US$M	Unused 2006 US$M	Facility available 2005 US$M	Used 2005 US$M	Unused 2005 US$M
BHP Billiton Group
Bank standby and support arrangements
Revolving credit facilities	3,000	—	3,000	3,000	—	3,000
Acquisition finance facility	—	894	—	5,500	3,000	2,500
Overdraft facilities	62	16	46	62	15	47

Total financing facilities	3,062	910	3,046	8,562	3,015	5,547

(a)	Details of major standby and support arrangements are as follows:

Revolving credit facility

This multi-currency revolving credit facility is available for general corporate purposes and matures in September 2009.

Acquisition finance facility

The acquisition finance facility was established in March 2005 for the acquisition of WMC Resources Ltd. The amount drawn down during the year ended 30 June 2006 under this facility has been repaid in July 2006. The acquisition finance facility cannot be redrawn.

Overdraft facilities

Other bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.

Acquisition of significant subsidiaries and operations

During the year ended 30 June 2005 the Group acquired WMC Resources Ltd. Refer to note 36.

Disposal of subsidiaries and operations

During the year the Group disposed of a number of subsidiaries and operations. These included:

•	The Group’s 50 per cent interest in the Wonderkop joint venture

•	Zululand Anthracite Collieries operations

•	The Group’s interest in Green Canyon 10 and 60 oil fields in the Gulf of Mexico

•	DMS Powders business

•	Tintaya copper mine

In the prior year it included:

•	Disposal of the Group’s interest in the Laminaria and Corallina oil fields

•	Disposal of the Group’s economic interest in the majority of its South African chrome business and its interest in the Palmiet chrome business

The carrying value of assets and liabilities disposed and net profit recorded on all sales were as follows:

	2006 US$M	2005 US$M
Carrying amount of business units disposed
Value of assets and liabilities of entities disposed:
Cash and cash equivalents	5	90
Receivables (current)	7	108
Inventories (current)	63	78
Receivables (non-current)	—	88
Investments (non-current)	—	2
Property, plant and equipment	377	337
Intangible assets	—	49
Payables and interest bearing liabilities (current)	(39)	(154)
Provisions (current)	(54)	(22)
Payables and interest bearing liabilities (non-current)	13	(138)
Provisions (non-current)	(56)	(151)

Net identifiable assets	316	287
Net consideration received - Cash	849	563
- Deferred consideration	37	—
- Deferred settlement of intercompany balance	(40)	—

Total net consideration received	847	563

Profit on disposal	530	276

Notes to Financial Statements

33 Jointly controlled assets and operations

Interests in jointly controlled assets and operations

The principal jointly controlled assets and operations in which the BHP Billiton Group has an interest and which are proportionally included in the financial report are as follows:

			BHP Billiton Group’s effective interest
Name	Country of operation	Principal activity	2006%	2005%
Atlantis	US	Hydrocarbons exploration	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris	US	Hydrocarbons exploration and production	50	50
Bruce (a)	UK	Hydrocarbons exploration and production	16	16
Cascade (a)	US	Hydrocarbons exploration	50	50
Chinook (a)	US	Hydrocarbons exploration	40	40
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5-100	5-100
Keith (a)	UK	Hydrocarbons exploration and production	31.83	31.83
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Puma	US	Hydrocarbons exploration	33.3	33.3
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	45	45
Shenzi	US	Hydrocarbons exploration	44	44
Trinidad 2c –Angostura	Trinidad and Tobago	Hydrocarbons production	45	45
Typhoon	US	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	- Alumina refining	36	36
		- Aluminium smelting	40	46.3
Billiton Suriname	Suriname	Bauxite mining and alumina refining	45	45
Worsley	Australia	Bauxite mining and alumina refining	86	86
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy Mining Associates	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middleburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	37.4	37.4

Elements of the financial report relating to jointly controlled assets and operations comprise:

	2006 (a)	2005
	US$M	US$M
Current assets
Cash and cash equivalents	45	30
Trade and other receivables	602	433
Inventories	780	677
Other	53	31
Non-current assets
Trade and other receivables	27	26
Other financial assets	144	17
Inventories	13	10
Property, plant and equipment	12,880	10,904
Other	22	20

BHP Billiton Group share of assets employed in jointly controlled assets	14,566	12,148

Contingent liabilities – unsecured (b)	22	21

Contracts for capital expenditure commitments not completed (c)	1,909	905

(a)	Cascade and Chinook oil and gas prospects and Bruce and Keith oil fields are presented as held for sale following the completion of a divestment review by the Group. Refer to note 14.
(b)	Included in contingent liabilities arising from jointly controlled assets. Refer to note 29.
(c)	Included in capital expenditure commitments. Refer to note 30.

Notes to Financial Statements

34 Related party transactions

(a) Subsidiaries

The percentage of ordinary shares in significant subsidiaries is disclosed in note 37 to the financial statements.

(b) Jointly controlled entities

The percentage of ordinary shares in jointly controlled entities is disclosed in note 15 to the financial statements.

(c) Jointly controlled assets and operations

The percentage of ordinary shares in jointly controlled assets and operations is disclosed in note 33 to the financial statements.

(d) Key management personnel

Disclosures relating to key management personnel are set out in note 31 to the financial statements.

(e) Transactions with related parties

Transactions between each parent company and its subsidiaries, which are related parties of that company, have been eliminated on consolidation and are not disclosed in this note.

	Jointly controlled entities		Jointly controlled assets and operations		Transactions with other related parties (i)
	2006 US$M	2005 US$M	2006 US$M	2005 US$M	2006 US$M	2005 US$M
Sales of goods/services	23.605	60.080	—	—	—	—
Purchase of goods/services	247.880	182.211	—	—	—	—
Interest income	2.129	11.889	—	—	—	—
Interest expense	—	—	—	—	—	—
Dividend income	2,643.515	965.318	—	—	0.208	0.224

(i) Excludes disclosures relating to post-employment benefit plans for the benefit of the employees. These are shown in note 22.

(f) Outstanding balances arising from sales/purchases of goods and services with related parties

	Jointly controlled entities		Jointly controlled assets and operations		Transactions with other related parties
	2006 US$M	2005 US$M	2006 US$M	2005 US$M	2006 US$M	2005 US$M
Amounts owing to related parties	134.975	61.938	—	—	—	—
Amounts owing from related parties	1.144	86.129	—	—	—	—

(g) Terms and conditions

Sales to and purchases from related parties for goods and services are made in arms length transactions at normal market prices and on normal commercial terms.

Outstanding balances at year end are unsecured and settlement occurs in cash.

No guarantees are provided or received for any related party receivables or payables.

No provision for doubtful debts has been recognised in relation to any outstanding balances and no expense has been recognised in respect of bad or doubtful debts due from related parties.

Notes to Financial Statements

35 Subsequent events

Subsequent to 30 June 2006, the sale of BHP Billiton’s 45.5 per cent joint venture interest in Valesul Aluminio SA, an aluminium smelter, the sale of Southern Cross Fertiliser Pty Ltd, a fertiliser mining and processing business, the sale of Cascade and Chinook oil and gas prospects, and the sale of the Coal Bed Methane assets have been finalised. These assets are classified as held for sale as at 30 June 2006. The financial effects of these transactions have not been brought to account at 30 June 2006.

36 Acquired operations

During the prior year ended 30 June 2005 the BHP Billiton Group obtained control of WMC Resources Ltd (WMC). WMC was acquired on 3 June 2005 for a total cash consideration of US$7,178 million made up of a price of A$7.85 per share plus acquisition related costs. Payment for 100 per cent ownership was completed on 2 August 2005.

WMC was one of Australia’s leading resources companies. The major assets acquired were:

•	the Olympic Dam copper/uranium/gold mine and related treatment plants located in South Australia

•	an integrated nickel mining, refining and smelting business with operations in Western Australia

•	the Corridor Sands mineral sands project in Mozambique

•	the Queensland Fertiliser Operations (QFO) which consists of an integrated phosphate mine and ammonium phosphate fertiliser production facility. Following a strategic review, this business has been sold subsequent to 30 June 2006.

The net operating assets acquired have primarily been allocated to the Base Metals, Stainless Steel Materials and Diamonds and Specialty Products business segments.

The following table details the book values of the WMC assets and liabilities acquired and the fair values allocated to these assets and liabilities. Due to the complexity and timing of the acquisition, the fair values of the assets and liabilities acquired which were reported at 30 June 2005 were provisional and were subject to review during the year ended 30 June 2006. In accordance with IFRS 3/AASB 3 ‘Business Combinations’ the provisional price allocations in the Group’s consolidated balance sheet for the year ended 30 June 2005 have been revised to reflect the final fair values at acquisition. Due to the timing of the acquisition there was no profit impact of this revision in the comparative financial year ended 30 June 2005.

	Book values (a) US$M	Preliminary adjustments for acquisition accounting (b) US$M	Provisional fair value at acquisition (c) US$M	Further adjustments for acquisition accounting (d) US$M	Fair values at acquisition US$M
Cash and cash equivalents	396	—	396	—	396
Trade and other receivables	444	(163)	281	3	284
Inventories	520	95	615	52	667
Property, plant and equipment	4,428	2,744	7,172	327	7,499
Other assets (including intangibles)	116	(8)	108	(41)	67
Trade and other payables	(480)	114	(366)	1	(365)
Interest bearing liabilities	(700)	(37)	(737)	(3)	(740)
Provisions	(152)	(81)	(233)	(127)	(360)
Current and deferred tax balances	(119)	115	(4)	23	19
Other liabilities	(479)	476	(3)	(483)	(486)

Net assets acquired	3,974	3,255	7,229	(248)	6,981

Cost of business combination (e)			7,229	(51)	7,178

Goodwill (f)			—	197	197

US$M
The total cost of acquisition is satisfied by the following consideration:
Cash paid	7,093
Cash payable	85

Total	7,178

Notes to Financial Statements

36 Acquired operations continued

(a)	Represent book values prepared in accordance with the accounting policies applicable to WMC for the period prior to acquisition by BHP Billiton.
(b)	The material provisional adjustments for acquisition accounting principally relate to:

•	Property, plant and equipment, reflecting the fair value of mineral assets, and the revaluation of property, plant and equipment (representing replacement cost and estimated remaining useful lives).

•	Investments have been revalued to reflect current market values.

•	Inventories have been revalued to net realisable value.

•	Receivables and payables have been revalued to reflect the expected timing and amount of settlements. External fixed rate debt and derivative financial instruments have been revalued to reflect current market terms. Deferred gains and losses relating to commodity price and foreign currency hedging arrangements have been de-recognised.

•	Provisions include the recognition of accumulated unfunded pension liabilities.

•	Deferred tax asset and liability balances have been adjusted to take into account fair values for book purposes and resetting of tax bases as a result of the acquisition, where applicable.

•	Decommissioning, site restoration and environmental rehabilitation provisions are measured at the present value of estimated future costs of rehabilitation.

•	Adoption of BHP Billiton’s accounting policy for mined ore stocks held underground which are not recorded as inventory until the ore is brought above ground. Accordingly, underground stocks held by WMC at the date of acquisition have been adjusted to a value of US$nil.

•	Adopting the US dollar as the functional currency for the majority of WMC’s operations. The provisional fair values for non-monetary items in US dollars included in the table above represent the acquisition historical rate for BHP Billiton.
(c)	These amounts differ to the amounts included in the IFRS balance sheet as presented in the note on the impact of adopting IFRS in the financial statements for the year ended 30 June 2005. This follows resolution of the treatment of deferred tax on mineral rights. Refer to note 38.
(d)	The fair values of the assets and liabilities acquired have been finalised during the 12 months post acquisition. This has resulted in updates to a number of the provisional fair values reported at 30 June 2005. The main adjustments relate to:

•	Fair values of inventories and other assets acquired have been updated following review.

•	Valuations of property, plant and equipment were finalised resulting in an increase to the value allocated to property, plant and equipment to reflect the finalisation of replacement costs and estimated remaining useful lives, in particular in relation to the Olympic Dam operations. The fair value of mineral assets has increased to reflect the updated estimates of the values of the assets and liabilities of the businesses acquired. In addition, the refinement and validation of the detailed valuation models has led to a decrease in the mineral asset value for the Nickel West operations and an increase for the Olympic Dam operations.

•	Provisions have increased following a review of the level of provisioning, in particular in relation to site restoration and environmental rehabilitation provisions, offset by decreased provisions relating to transaction related costs.

•	Net deferred tax liabilities have decreased following the increase in provisions and other liabilities, and a reduction in the estimated temporary difference arising from the resetting of tax bases resulting from the acquisition.

•	Other liabilities have increased for the fair value of fixed price uranium sales contracts with contract prices below market prices at the date of acquisition. For presentation purposes, these amounts are classified as deferred income as the amount will be released to revenue as the contracts are fulfilled.

(e)	The overall cost of the acquisition has reduced due to the finalisation of the estimates of acquisition related costs.
(f)	Goodwill represents the excess purchase consideration over the fair value of the identifiable net assets acquired. It represents assets that do not meet the recognition criteria and synergies that are expected to be achieved.

Pro-forma financial information

The following table summarises the pro-forma consolidated results of operations of the BHP Billiton Group for the year ended 30 June 2005 assuming that the acquisition of WMC occurred as of 1 July 2004. WMC’s statutory year end was 31 December. The pro-forma financial information uses WMC data for the months corresponding to BHP Billiton Group’s 30 June year end. This pro-forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the dates presented and should not be taken as representative of the BHP Billiton Group’s future consolidated results of operations or financial position. The pro-forma information does not include all costs related to the integration of WMC into the BHP Billiton Group, nor does it reflect the potential synergies which we expect to realise.

Year ended 30 June 2005	BHP Billiton	Pro-forma adjustments for WMC	Pro-forma consolidated entity
Group revenue (US$M)	26,722	2,730	29,452
Profit after taxation (US$M)	6,628	399	7,027

Earnings per share
Basic earnings per share (US cents)	104.4	0.1	104.5
Diluted earnings per share (US cents)	104.0	0.1	104.1
Basic earnings per ADS (US cents) (a)	208.8	0.1	208.9
Diluted earnings per ADS (US cents) (a)	208.0	0.1	208.1

(a)	Each American Depositary Share (ADS) represents two ordinary shares.

The pro-forma amounts represent the historical operating results of WMC, reported in accordance with WMC’s pre-acquisition accounting policies. Adjustments have been made to depreciation and amortisation, interest expense and income taxes to give effect to the acquisition at the dates presented. Non-recurring items have been excluded from the WMC reported pro-forma results of operations.

Australian dollar amounts have been converted to US dollars based on a convenience translation using an average rate of A$1 = US$0.7528. The pro-forma adjustments are based on the US dollar purchase price and subsequent allocation of purchase price as at 3 June 2005 and have not been retranslated as at the pro-forma acquisition date noted above.

Notes to Financial Statements

36 Acquired operations continued

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

37 Subsidiaries

Significant subsidiaries of BHP Billiton Limited and BHP Billiton Plc are as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2006%	2005%
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Freight Pty Ltd	Australia	Transport services	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Marine and General Insurances Pty Ltd	Australia	Insurance company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore mining, silver, lead and zinc mining	100	100
BHP Billiton Nickel West Pty Ltd (formerly WMC Resources Ltd)	Australia	Nickel mining, smelting and refining and administrative services	100	100
BHP Billiton Olympic Dam Corporation Pty Ltd (formerly WMC (Olympic Dam Corporation) Pty Ltd)	Australia	Copper and uranium mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton SSM Development Pty Ltd	Australia	Holding company	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	—	99.95
BHP Billiton (Trinidad - 2c) Ltd	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Financial Services (UK) Ltd	UK	Finance	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Operations Inc	US	Finance	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Billiton Nickel (Ravensthorpe) Pty Ltd	Australia	Holding company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100

Notes to Financial Statements

37 Subsidiaries continued

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2006%	2005%
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Corridor Sands Limitada	Mozambique	Titanium mineral sands	90	90
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Co Pty Ltd	Australia	Manganese mining	60	60
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Collieries Limited	South Africa	Coal mining	100	100
QNI Pty Ltd	Australia	Holding company	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
QNI Western Australia Pty Ltd	Australia	Holding company	100	100
Ravensthorpe Nickel Operations Pty Ltd	Australia	Nickel mining	100	100
Rio Algom Ltd	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Limited	South Africa	Manganese mining	—	60
Samancor Manganese Pty Ltd	South Africa	Manganese mining and manganese alloys	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Southern Cross Fertiliser Pty Ltd (formerly WMC Fertilizers Pty Ltd) (b)	Australia	Fertiliser production	100	100
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60
UMAL Consolidated Pty Ltd	Australia	Holding company and coal mining	100	100
WMC Finance Ltd	Australia	Finance	100	100
WMC Finance (USA) Ltd	Australia	Finance	100	100

(a)	BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.
(b)	Southern Cross Fertiliser Pty Ltd (formerly WMC Fertilizers Pty Ltd) is presented as held for sale following the completion of a divestment review by the Group. Refer to note 14.

Notes to Financial Statements

38 Transition to International Financial Reporting Standards

The accounting policies set out in this financial report have been applied for the years ended 30 June 2006 and 2005, and in the preparation of an opening IFRS balance sheet at 1 July 2004.

In preparing its opening IFRS balance sheet, the BHP Billiton Group has adjusted amounts reported previously in financial reports prepared in accordance with its previous basis of accounting (previous GAAP). An explanation of how the transition from previous UK and Australian GAAP to IFRS has affected the Group’s financial position and financial performance is set out in the following tables and accompanying notes. Because of the DLC structure, the preparation of IFRS financial statements for the BHP Billiton Group requires transition from the two predecessor GAAPs for BHP Billiton Limited (which reported under Australian GAAP) and BHP Billiton Plc (which reported under UK GAAP). Where necessary, Australian GAAP has been chosen as the reference predecessor GAAP from which to base transition adjustments.

The amounts presented below differ to the amounts presented in the note on the impact of adopting IFRS in the financial statements for the year ended 30 June 2005. This follows resolution of the treatment of two items identified in that note as being subject to interpretation and revision. The amounts in the tables below are presented based on the application of the revised interpretation from the date of transition to IFRS:

•	Royalties and resource rent taxes which are in the nature of an income tax are now measured and presented as income tax in accordance with IAS 12/AASB 112 ‘Income Taxes’ deferred tax principles. At 30 June 2005 these were accounted for as operating costs; and

•	Deferred tax liabilities are no longer recorded on non-tax depreciable assets, such as mineral rights, where a tax base exists for capital gains tax, and that tax base exceeds the book base. At 30 June 2005, a deferred tax liability was recorded by reference to the tax base for income tax purposes.

The following table presents a summary of the impact of IFRS on net equity as at 30 June 2005 and 1 July 2004.

Reconciliation of net equity

			UK GAAP		Australian GAAP
	Note		As at 30 June 2005 US$M	As at 1 July 2004 US$M	As at 30 June 2005 US$M	As at 1 July 2004 US$M

Net equity as previously reported under UK and Australian GAAP			17,489	14,380	18,364	15,425
IAS 19/AASB 119 Post-retirement pension obligations – pre tax	(A	)	(650)	(527)	(650)	(527)
IAS 19/AASB 119 Post-retirement pension obligations – deferred tax effect	(A	)	158	135	158	135
IAS 19/AASB 119 Post-retirement medical benefits – pre tax	(A	)	(111)	(76)	(111)	(76)
IAS 19/AASB 119 Post-retirement medical benefits – deferred tax effect	(A	)	30	21	30	21
IAS 12/AASB 112 Deferred income tax accounting	(B	)	(226)	(202)	36	(267)
IAS 12/AASB 112 Remeasurement of royalties as income taxes	(B	)	32	30	32	30
IFRS 3/AASB 3 Reinstatement of goodwill	(C	)	354	388	41	—
IAS 10/AASB 110 Reversal of dividend payable	(D	)	878	592	—	—
IFRS 2/AASB 2 Equity-based compensation payments to employees – tax effect	(E	)	16	2	16	2
IFRS 3/AASB 3 Business combinations – WMC acquisition	(C	)	(54)	—	—	—

Net equity in accordance with IFRS			17,916	14,743	17,916	14,743

Overall net increase/(decrease) in equity under IFRS			427	363	(448)	(682)

Notes to Financial Statements

38 Transition to International Financial Reporting Standards continued

The following table presents a summary of the impact of IFRS on investments in jointly controlled entities as at 30 June 2005 and 1 July 2004.

Reconciliation of investments in jointly controlled entities – UK and Australian GAAP

	Note		As at 30 June 2005 US$M	As at 1 July 2004 US$M

Investments in jointly controlled entities as previously reported under UK and Australian GAAP			1,525	1,369
Impact on investments in jointly controlled entities of adjustments to reclassify assets and liabilities previously accounted for by proportional consolidation:
Current assets			623	507
Non-current assets			2,687	2,425
Current liabilities			(374)	(505)
Non-current liabilities			(1,184)	(1,196)

Increase in investments in jointly controlled entities in applying the equity method of accounting	(F	)	1,752	1,231
Other IFRS and acquisition accounting adjustments			(23)	(7)

Investments in jointly controlled entities in accordance with IFRS			3,254	2,593

The following table present a summary of the impact of IFRS on profit after taxation for the year ended 30 June 2005.

Reconciliation of profit after taxation

	Note		UK GAAP	Australian GAAP
			Year ended 30 June 2005 US$M	Year ended 30 June 2005 US$M

Profit after taxation as previously reported under UK and Australian GAAP			6,630	6,241

Pre-tax IFRS adjustments:
IAS 19/AASB 119 Post-retirement medical and pension obligations	(A	)	(8)	(8)
IAS 12/AASB 112 Deferred tax effects within jointly controlled entities	(B	)	(6)	(6)
IFRS 3/AASB 3 Reversal of amortisation of goodwill	(C	)	2	44
Adjustment to goodwill included in the net book value of the disposed chrome operations	(C	)	31	(3)
IFRS 2/AASB 2 Equity based compensation payments to employees	(E	)	56	56
IFRS 3/AASB 3 Business combinations – WMC acquisition	(C	)	(54)	—
IAS 31/AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax – previously equity accounted	(F	)	(197)	—
IAS 31/AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax – previously proportionately consolidated	(F	)	(230)	(230)
IAS 12/AASB 112 Deferred tax on the disposed chrome operations	(B	)	3	3
IAS 12/AASB 112 Reclassification of royalties which are accounted for as income taxes	(G	)	603	603
Other			(1)	—

Tax IFRS adjustments:
IAS 12/AASB 112 Recognition of prior year tax losses	(B	)	—	350
IAS 12/AASB 112 Withholding and repatriation taxes	(B	)	(10)	(10)
IAS 12/AASB 112 Additional foreign exchange variations	(B	)	(40)	(46)
IAS 12/AASB 112 Non-tax depreciable items now tax-effected	(B	)	31	31
IAS 12/AASB 112 Tax base resets under Australian tax consolidations	(B	)	17	—
IFRS 2/AASB 2 Equity-based compensation payments to employees	(E	)	(12)	(12)
IAS 31/AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax – previously equity accounted	(F	)	197	—
IAS 31/AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax – previously proportionately consolidated	(F	)	230	230
IAS 19/AASB 119 Post-retirement medical and pension benefits – tax impact	(A	)	3	3
IAS 12/AASB 112 Reclassification of royalties which are accounted for as income taxes	(G	)	(603)	(603)
IAS 12/AASB 112 Remeasurement of royalties as income taxes	(G	)	2	2
Other			(16)	(17)

Profit after taxation in accordance with IFRS			6,628	6,628

Notes to Financial Statements

38 Transition to International Financial Reporting Standards continued

(A) Post-retirement and medical benefits (IAS 19/AASB 119 ‘Employee Benefits’)

Under IFRS, defined benefit pension plan and medical benefit plan arrangements result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability is subject to changes in value that are more volatile than changes in assets and liabilities that were recognised under the BHP Billiton Group’s previous policy, which was based on the UK Statement of Accounting Practice (SSAP) 24 ‘Accounting for Pension Costs’.

Under SSAP 24, the cost of providing pensions was charged to profit and loss so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice. A pension liability or asset was consequently recognised in the balance sheet to the extent that the contributions payable either lagged or preceded expense recognition.

(B) Deferred tax (IAS 12/AASB 112 ‘Income Taxes’)

On transition to IFRS, the balance sheet liability method of tax effect accounting was adopted, rather than the income statement liability method applied under previous BHP Billiton Group policy. This balance sheet method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in profit and loss. This approach gives rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements. IFRS requires deferred tax to be recognised on items which do not have a tax base, such as certain mineral rights and fair value adjustments on acquisitions, and for tax on unremitted earnings from subsidiaries and joint ventures except to the extent that the group can control the timing of distributions and those distributions are not probable in the foreseeable future. In addition, royalty arrangements which are in the nature of income tax have been measured and presented as income tax in accordance with IAS 12/AASB 112 deferred tax accounting principles. The impact on deferred tax balances of adopting IAS 12 / AASB 112, other than the tax effect of other IFRS adjustments, is as follows:

	UK GAAP to IFRS		Australian GAAP to IFRS
	30 June 2005	1 Jul 2004	30 June 2005	1 Jul 2004
	Tax asset / (provision) US$M	Tax asset / (provision) US$M	Tax asset / (provision) US$M	Tax asset / (provision) US$M
Deferred tax on non depreciable assets acquired in business combinations	(309)	(321)	(309)	(321)
Tax base resets under Australian tax consolidations	188	165	—	—
Foreign exchange movements – tax base of non-monetary assets	434	216	434	216
Foreign exchange movements – US dollar debt	(516)	(255)	(516)	(255)
Withholding taxes	(10)	—	(10)	—
Adoption of IAS 12 to jointly controlled entities	(13)	(7)	(13)	(7)
Remeasurement of royalties as income taxes	32	30	32	30
Recognition of tax losses	—	—	450	100

(Increase)/decrease in net deferred tax liability	(194)	(172)	68	(237)

(C) Goodwill and business combinations (IFRS 3/AASB 3 ‘Business Combinations’

IFRS requires impairment assessments of goodwill, whereas both previous UK and Australian GAAP permitted/required the amortisation of goodwill. Business combinations undertaken after the date of transition to IFRS (1 July 2004) must be accounted for in accordance with IFRS. The acquisition of WMC Resources Ltd was effective 3 June 2005. Differences in accounting for the acquisition exist between UK GAAP and IFRS with respect to the measurement of fair value of inventory and the recognition of deferred tax liabilities, and between Australian GAAP and IFRS with respect to deferred tax assets attributable to unused tax losses.

Under previous UK GAAP goodwill existing prior to 1998 was classified as a reduction of retained earnings. In order to maintain consistency in the IFRS treatment of goodwill in the DLC structure, such goodwill has been reclassified on transition as an asset in the balance sheet in accordance with previous GAAP. The reclassification of goodwill was required because the IFRS accounting for past business combinations is determined from the previous basis of accounting applied by the Group under previous Australian GAAP, which has been chosen as the reference predecessor GAAP for these purposes.

(D) Dividend payable (IAS 10/AASB 110 ‘Events after the Balance Sheet Date’)

IFRS does not permit the recognition of dividends payable as a liability until the dividend has been formally declared by the Directors. Under previous UK GAAP, dividends payable were recognised as a liability in the balance sheet at the balance sheet date, despite the fact they were declared subsequent to the balance sheet date.

(E) Equity based compensation (IFRS 2/AASB 2 ‘Share-based Payment’)

Under IFRS the cost of employee compensation provided in the form of equity-based compensation (including shares and options) is measured based on the fair value of those instruments rather than their intrinsic value as recognised under previous BHP Billiton Group policy. In addition, the change in the tax base over time is reflected in equity.

(F) Joint ventures (IAS 31/AASB 131 ‘Interests in Joint Ventures’)

Under IFRS as implemented in Australia, all joint ventures that are constituted as a legal entity are accounted for using the equity method. Under both previous UK and Australian GAAP, the BHP Billiton Group’s interests in the Escondida, Mozal and Valesul joint ventures were accounted for by proportional consolidation. As each of these joint ventures operates through an incorporated entity, IFRS classifies them as jointly controlled entities and the Australian version of IFRS mandates the use of the equity method of accounting, notwithstanding that in substance none of the entities operate as independent business entities. The change to single line equity accounting for jointly controlled entities does not impact net profit or net equity, however, as demonstrated in the schedules above, the amounts of profit before tax, income tax expense, investments in jointly controlled entities and other balance sheet and income statement line items are significantly affected.

(G) Royalty related taxation (IAS 12/AASB 112 ‘Income Taxes’)

Under IFRS, royalties and resource rent taxes are treated as taxation arrangements when they have the characteristics of a tax. For such arrangements, current and deferred tax is provided on the same basis as for other forms of taxation. Under previous UK and Australian GAAP, such taxes were included in operating costs, and in some cases, were not calculated in accordance with deferred tax principles.

Material adjustments to cash flow

The use of the equity method of accounting under IFRS for the Group’s interests in the Escondida, Mozal and Valesul jointly controlled entities, as compared to proportional consolidation under previous UK and Australian GAAP, has corresponding impacts on the Cash Flow Statement. Under IFRS, amounts included in dividends received from these jointly controlled entities were previously included elsewhere in cash flows related to operating activities. In addition capital expenditure and debt repayments for these joint ventures are now excluded from the Group’s investing and financing cash flows.

The presentation of the cash flow statement is consistent with previous Australian GAAP, however compared to UK GAAP, the cash flows have been reclassified as operating, investing and financing.

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures

The financial statements of the BHP Billiton Group are prepared in accordance with International Financial Reporting Standards (IFRS). The financial information and reconciliations presented in this note set forth certain financial information that would have been presented if US Generally Accepted Accounting Principles (US GAAP) had been applied instead of IFRS.

Reconciliation to US GAAP

The following is a summary of the adjustments to net income for the years ended 30 June 2006 and 30 June 2005 that would be required if US GAAP had been applied instead of IFRS.

	Note		2006 US$M	2005 US$M

Reconciliation of net income
Profit attributable to BHP Billiton members as reported under IFRS			10,450	6,396
add/(deduct)
Estimated adjustments required to accord with US GAAP:
Fair value adjustment on acquisition of BHP Billiton Plc Group
– depreciation, amortisation and other asset movements	(A	)	(234)	(308)
– impairments	(A	)	(66)	–
Employee compensation costs	(B	)	(4)	4
Impairment of assets	(C	)	(39)	–
Depreciation – impairments	(C	)	(5)	(5)
Depreciation – revaluations	(D	)	3	4
Depreciation – ore reserves	(E	)	(11)	(9)
Fair value accounting for derivatives	(F	)	(233)	302
Fair value adjustment on acquisition of WMC Resources Ltd	(G	)	–	34
Exploration, evaluation and development expenditure	(H	)	(22)	(38)
Start-up costs	(I	)	5	5
Pension and other post-retirement benefits	(J	)	(419)	(14)
Employee Share Plan loans	(K	)	2	(7)
Profit on asset sales	(M	)	2	2
Other adjustments	(O	)	(7)	–
Taxation effect of above adjustments	(P	)	184	255
Other taxation adjustments	(Q	)	177	(233)

Total adjustment			(667)	(8)

Net income of BHP Billiton Group under US GAAP			9,783	6,388

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

The following is a summary of the earnings per share for the years ended 30 June 2006 and 30 June 2005 measured under US GAAP.

	Note	2006 US cents	2005 US cents

Earnings per share – US GAAP (i)
Basic – net income before cumulative effect of change in accounting principle (ii)		165.1	104.3
Cumulative effect of change in accounting principle, net of taxation (ii)	(J)	(5.4)	—

Basic – net income (ii)		159.7	104.3

Diluted – net income before cumulative effect of change in accounting principle (iii)		164.3	103.7
Cumulative effect of change in accounting principle, net of taxation (iii)	(J)	(5.4)	—

Diluted – net income (iii)		158.9	103.7

(i)	For the periods indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.
(ii)	Based on the weighted average number of ordinary shares on issue for the period.
(iii)	Based on the weighted average number of ordinary shares on issue for the period, adjusted to reflect the impact of the conversion of all dilutive potential ordinary shares to ordinary shares.

The following is a summary of the adjustments to shareholders’ equity as at 30 June 2006 and 30 June 2005 that would be required if US GAAP had been applied instead of IFRS.

	Note		2006 US$M	2005 US$M

Reconciliation of shareholders’ equity
Shareholders’ equity attributable to members of BHP Billiton under IFRS			24,218	17,575
add/(deduct)
Estimated adjustments required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group
Investments	(A	)	738	924
Property, plant and equipment and undeveloped properties	(A	)	2,097	2,257
Long-term contracts	(A	)	33	35
Goodwill	(A	)	2,151	2,217
Long-term debt	(A	)	—	4
Impairment of assets	(C	)	(2)	42
Depreciation - revaluations	(D	)	(46)	(49)
Depreciation - ore reserves	(E	)	(34)	(35)
Fair value accounting for derivatives	(F	)	(55)	259
Fair value adjustment on acquisition of WMC Resources Ltd	(G	)	19	19
Exploration, evaluation and development expenditure	(H	)	(241)	(219)
Start-up costs	(I	)	(54)	(59)
Pension and other post-retirement benefits	(J	)	65	361
Employee Share Plan loans	(K	)	(47)	(60)
Goodwill	(L	)	3	3
Profit on asset sales	(M	)	(13)	(15)
Change in fair value of listed investments	(N	)	—	27
Other adjustments	(O	)	(78)	—
Taxation effect of fair value adjustments on acquisition of BHP Billiton Plc Group	(A	)	(699)	(710)
Taxation effect of all other above adjustments	(P	)	29	(138)
Other taxation adjustments	(Q	)	(245)	(434)

Total adjustment			3,621	4,429

Shareholders’ equity under US GAAP			27,839	22,004

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

Basis of preparation under US GAAP

DLC merger

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in ‘Dual Listed Companies structure and basis of preparation of financial statements’. In accounting for this transaction, the most significant difference between IFRS and US GAAP is that, under IFRS the DLC merger has been accounted for as a merger (pooling of interests), whereas under US GAAP, the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group was identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. In accordance with merger accounting under UK GAAP applicable at the time, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group were combined at their respective book values as determined under UK GAAP. The elections under the IFRS transition rules grandfathered the UK GAAP merger accounting treatment. Under US GAAP, the reconciliation of shareholders’ equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values at acquisition and to record purchased goodwill.

Joint ventures

The BHP Billiton Group’s investment in the Richards Bay Minerals (RBM) joint venture is classified as a jointly controlled entity. The investment comprised two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 ‘Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights’. The substantive participating rights of the minority interests holder in Tisand (Pty) Limited are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto, the co-venturer. The shareholder agreement ensures that the RBM joint venture functions as a single economic entity. The overall profit of the RBM joint venture is also shared equally between the venturers. The shareholder agreement also states that the parties agree that they shall, as their first priority, seek the best interests of the project as an autonomous commercial operation rather than seek to service the individual interests of any of the other parties.

The BHP Billiton Group holds a 57.5 per cent ownership interest in Minera Escondida Limitada (Escondida). The joint venture has other participants that hold ownership interests of 30 per cent, 10 per cent and 2.5 per cent, respectively. The rights of the participants are governed by a Participants’ Agreement and a Management Agreement. A manager provides management and support services to the project. The compensation of the manager is set forth in the Management Agreement. The Management Agreement establishes an Owners’ Council, consisting of members appointed by each participant to represent their interest in Escondida. Each member on the Owners’ Council holds voting rights equal to the ownership interest of the participant they represent, although certain matters require the affirmative vote of members of the Owners’ Council having in aggregate, voting rights equal to or greater than 75 per cent of the total ownership interest. Such matters generally include capital expenditure in excess of prescribed limits, sales of copper concentrate to a single customer, capacity expansions, the termination of construction, mining or production of copper concentrates, and indebtedness. The Agreement also stipulates that certain matters shall require the affirmative vote of all members of the Owners’ Council having an ownership interest of 10 per cent or more. Those matters generally relate, within prescribed limits, to changes in the project, changes in the construction budget, the sale or transfer of any Escondida concessions, asset dispositions, agreements between Escondida and a participant, and share or other equity interest issuances in Escondida. In accordance with EITF 96-16, the BHP Billiton Group has not consolidated this investment.

Foreign exchange gains and losses

Under IFRS, foreign exchange gains and losses arising from the restatement of non-US dollar tax balances are included as part of income tax expense. In addition, foreign exchange gains and losses arising from the restatement of non-US dollar interest bearing liabilities are included in net finance costs and other foreign exchange gains and losses form part of other operating costs. Under US GAAP, all net foreign exchange gains and losses are shown in aggregate as a separate line item in the consolidated income statement.

Consolidated cash flow statement

The consolidated cash flow statement prepared under IFRS (in accordance with IFRS 7/AASB 107 ‘Cash Flow Statements’) presents substantially the same information that is required under US GAAP. However, certain differences exist between IFRS and US GAAP with regard to the definition of cash and cash equivalents and the classification of items within the cash flow statement. Unlike IFRS, US GAAP cash and cash equivalents exclude bank overdrafts repayable on demand (US$16 million). In addition, exploration expenditure (US$ 766 million) and overburden removal costs capitalised (US$ 381 million) have been classified as investing cash flow under IFRS. Under US GAAP, it should be classified as operating cash flow.

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

US GAAP adjustments

An explanation of the adjustments from IFRS to US GAAP for 30 June 2006 and 30 June 2005 are as follows:

(A) Acquisition of BHP Billiton Plc

As noted above in ‘Basis of preparation under US GAAP’, the DLC merger is accounted for under IFRS using merger accounting principles. For US GAAP purposes the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. Under US GAAP purchase accounting, the cost of the acquisition is measured at the fair value of the notional consideration paid and allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result, changes were recognised in the values of the BHP Billiton Plc Group’s assets and liabilities including inventory, investments, long-term contracts, property, plant and equipment, undeveloped properties and long-term debt, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of identifiable assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are recognised in income in the period the inventory is utilised and the long-term contracts are serviced. Additional amortisation and depreciation charges are recorded in respect of the fair value adjustments of depreciable assets over the periods of their respective useful economic lives. Included in this adjustment for the year ended 30 June 2006 is an impairment of goodwill for US$66 million (refer to ‘Goodwill and other intangible assets’ below). The purchase accounting adjustments to the assets and liabilities of the BHP Billiton Plc were based on management’s best estimates of fair value at the date of transition and are summarised in the shareholders’ equity reconciliation.

(B) Employee compensation costs

The BHP Billiton Group adopted the fair value recognition provisions of IFRS 2/AASB 2 ‘Share-based Payments’ with effect from 1 July 2005, including the retrospective restatement of comparative periods. In accordance with elections made under the transition provisions, IFRS 2/AASB 2 is only applied to share awards granted after 7 November 2002. Equity settled entitlements granted prior to 8 November 2002, continue to be accounted for under previous UK GAAP. Under previous UK GAAP, the expected cost of employee share awards is measured as the difference between the award exercise price and the market price of ordinary shares at the grant date, and is amortised over the vesting period.

Under US GAAP, the Group has applied the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123) since 1 July 2002. As a result, the provisions of SFAS 123 have been applied to all awards granted after 1 July 1995. In the current period, the Group adopted SFAS No. 123 (revised 2004) ‘Accounting for Stock-Based Compensation’ (SFAS 123R) on a ‘modified prospective basis’. However, as the Group has fully applied the fair value recognition provisions of SFAS 123, there are no additional adjustments required in the current period.

(C) Impairment of assets

Under IFRS, the BHP Billiton Group determines the recoverable amount of assets on a discounted basis when assessing impairments. The discount rate is a risk-adjusted market rate, which is applied both to determine impairment and to calculate the write-down. Under US GAAP, assets are reviewed for impairment using undiscounted cash flows. Only if the asset’s carrying amount exceeds the sum of undiscounted future cash flows is the asset considered impaired and written down to its fair value (based on discounted cash flows). US GAAP results in lower impairment charges against income and higher asset carrying amounts; the difference in asset carrying amounts is subsequently reduced through higher depreciation charges against income.

Under IFRS, impairment losses, except for goodwill, may be reversed in subsequent periods if the recoverable amount increases. Any credits to income resulting from reversal of impairment charges under IFRS are derecognised under US GAAP as impairment reversals are not allowed.

(D) Depreciation – revaluations

On transition to IFRS previous revaluations of property, plant and equipment and investments recognised under UK GAAP were retained. These revaluations have resulted in higher carrying amounts relative to the depreciated historical cost amounts. In the case of property, plant and equipment, depreciation charges increase as a direct result of these revaluations. Since US GAAP does not permit property, plant and equipment to be revalued above historical cost, depreciation charges have been reduced to reflect depreciation based on historical cost.

(E) Depreciation – ore reserves

The BHP Billiton Group prepares ore reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The Ore Reserves information contained in the Annual Report differs in certain respects from that reported to the SEC, which is prepared with reference to the SEC’s Industry Guide 7. Under US GAAP, depreciation charges have been increased to reflect the difference in measured reserves.

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

(F) Fair value accounting for derivatives

As per note 1 ‘Accounting policies’, the BHP Billiton Group adopted IAS 39/AASB 139 from 1 July 2005. Under IAS 39/AASB 139 all derivatives are initially recognised at their fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative contract is designated as a hedging instrument, and if so, the nature of the item being hedged. The BHP Billiton Group’s foreign exchange contracts held for hedging purposes are generally accounted for as cash flow hedges and interest rate swaps held for hedging purposes are generally accounted for as fair value hedges. Derivatives embedded within other contractual arrangements and commodity-based transactions executed through derivative contracts have not been designated as hedges. Under IAS 39/AASB 139, contracts for use or sale of commodities in the normal course of business are not treated as derivatives.

Statement of Financial Accounting Standards No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’ (SFAS 133) is similar but not identical to IAS 39/AASB 139. However, the documentation and effectiveness requirements for hedge accounting under SFAS 133 are more onerous and so, for the purposes of US GAAP, hedge accounting is not applied. An adjustment is made to reverse the impact of hedging under IAS 39/AASB 139. Hedge accounting is being applied under IFRS for certain capital expenditure in currencies other than the US dollar. As such, the unrealised gains or losses are recorded in the hedging reserve, and on maturity are capitalised as part of the cost of the fixed assets. Under US GAAP, both unrealised and realised gains or losses are recorded in US GAAP net income. Furthermore, certain commodity contracts have been treated as derivatives under SFAS 133 because they have not been specifically identified as normal purchases or sales and have therefore been valued at fair value for US GAAP.

The adjustment in the year ended 30 June 2005 relates to the recognition of derivative instruments at fair value for US GAAP reporting. In 2005, under the transition rules for IAS 39/AASB 139, these derivative instruments were generally accounted for as hedges and therefore not fair valued.

(G) Fair value adjustment on the acquisition of WMC

On 17 June 2005, the BHP Billiton Group acquired WMC Resources Ltd. Under IAS 39/AASB 139, the foreign exchange contracts taken out to hedge the purchase price consideration were considered effective, and therefore exchange gains on the hedging of the consideration were included in the determination of the IFRS consideration paid for WMC.

Under US GAAP, FAS 133 disallows the hedging of a forecasted transaction that involves a business combination. Accordingly, exchange gains on the hedging of the consideration were recorded as net foreign exchange gains in the income statement. On acquisition of WMC, a restructuring provision relating to office closure and employee termination costs was recognised. In accordance with IFRS 3/AASB 3 ‘Business Combinations’, the amount was recognised as an exceptional item in the income statement. Under US GAAP, EITF 95-3 allows restructuring provisions assumed in a purchase business combination to be included in the allocation of the acquisition cost.

(H) Exploration, evaluation and development expenditure

Under IFRS the BHP Billiton Group follows the ‘area of interest’ method in accounting for petroleum exploration and evaluation expenditure. This method differs from the ‘successful efforts’ method followed by some US companies and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised.

Under IFRS exploration and evaluation expenditure on mineral properties is charged to the income statement as incurred, except where it relates to an area of interest which was previously acquired in a business combination and measured at fair value on acquisition, or where a final feasibility study has been completed indicating the existence of commercially recoverable reserves. US GAAP permits exploration and evaluation expenditure on mineral properties to be capitalised where a final feasibility study has been completed, indicating the existence of commercially recoverable reserves at new exploratory ‘greenfield’ properties. In subsequent financial periods, amortisation or write-offs of expenditure previously capitalised, which would have been expensed for US GAAP purposes, is added back when determining the net income according to US GAAP.

(I) Start-up costs

Under IFRS the BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities are expensed as incurred.

(J) Pension and other post-retirement benefits

Under IFRS the cost of providing defined benefit pension and post-retirement benefits charged against income comprises current and past service costs, interest cost on defined benefit obligations and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses are recognised in full directly in equity. Net assets or liabilities arising from pension and post-retirement benefit schemes are recognised in full, subject to limitations on the recognition of restricted pension scheme assets.

Under US GAAP the cost of providing defined benefit pension and post-retirement benefits is determined on a consistent basis with IFRS, except that actuarial gains and losses are recognised immediately in net income. The net assets or liabilities arising from pension and post-retirement benefit schemes is also measured consistent with IFRS, except that restricted pension scheme assets not recognised under IFRS are recognised under US GAAP.

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

(J) Pension and other post-retirement benefits continued

The method of accounting for defined benefit pension and post-retirement benefits under US GAAP was changed with effect from 1 July 2005. Under previous principles, the recognition of actuarial gains and losses was deferred and amortised systematically through the income statement. Under the new US GAAP policy, actuarial gains and losses are recognised through net income in the period in which they occur. The change in accounting policy results in the funded position of the defined benefit schemes being recognised as a liability on the Group’s balance sheet. This change in accounting principle for US GAAP has led to a charge to income before tax for the year ended 30 June 2006 of US$392 million, being the unrecognised actuarial loss at 30 June 2005. This is offset by the tax effect of US$118 million. The change in accounting principle resulted in the recognition of current year actuarial gains of US$64 million.

If the change in accounting principle had been applied in the year ended 30 June 2005, the basic and diluted earnings per share would have been reduced by 4 US cents, and the US GAAP net income would have been reduced by US$253 million, including a tax effect of US$108 million. The recognition of actuarial loss for the year ended 30 June 2005 would have been US$31 million higher.

(K) Employee Share Plan loans

Under IFRS, loans made to employees for the purchase of shares through the BHP Billiton Limited Employee Share Plan have been recorded as receivables. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Group, which has financed equity, is eliminated from total shareholders’ equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are eliminated from net income.

(L) Goodwill

Under IFRS, goodwill is assessed for impairment. Under previous UK GAAP, goodwill was amortised over a period not exceeding 20 years. On adoption of IFRS, the BHP Billiton Group reversed previously amortised goodwill from 1 July 2004 in accordance with the policy of restating comparative periods.

Under US GAAP Statement of Financial Accounting Standard No. 142 ‘Goodwill and Other Intangible Assets’ (SFAS 142), the requirement to amortise goodwill was replaced with impairment testing from 1 July 2002.

Accordingly, although the treatment of goodwill has been aligned under IFRS and US GAAP, there is a permanent difference arising from the amortisation of goodwill under UK GAAP between 1 July 2002 and 1 July 2004 which has not been reversed for restatement under IFRS.

(M) Profit on asset sales

Under IFRS, profits arising from the sale of assets are recognised in the period in which the sale occurs. Under US GAAP, recognition of such profits is deferred when the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

(N) Change in fair value of listed investments

As part of its exploration strategy, the BHP Billiton Group makes use of junior exploration companies (junior) to leverage its exploration spend. This generally involves the Group receiving shares in the junior and an option to enter into a joint venture over specific properties the junior is exploring in exchange for the Group contributing cash, exploration properties or other interests to the junior. Usually there is an agreement for the cash to be spent only on exploration of the specified properties. Prior to the adoption of IAS 39 / AASB 139, cash contributions (which usually take the form of subscription for shares in the junior) were expensed as exploration costs and no gain is recorded when properties are contributed to the joint venture. The US GAAP treatment is similar to this treatment except that investments in juniors with publicly traded shares are carried at the fair value, as available for sale securities, with unrealised changes in value recorded in other comprehensive income until realised or an other-than-temporary impairment occurs.

Under IAS 39/AASB 139, juniors will be treated as available for sale. Accordingly, with the treatment of juniors now being aligned between IFRS and US GAAP, there is no GAAP difference to be recorded.

(O) Other adjustments

With effect from 1 July 2001, the reporting currency of the BHP Billiton Group was changed to the US dollar. This change has been reported prospectively from 1 July 2001. As at 1 July 2001, the cumulative foreign currency translation reserve in respect of Tintaya was a credit balance of US$62 million. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, on transition to IFRS, the cumulative foreign currency translation reserve is deemed to be zero. Consequently, the gain on sale of Tintaya reported under IFRS excluded the cumulative foreign currency translation reserve. In accordance with Statement of Financial Accounting Standards No. 52 ‘Foreign Currency Translation’ (SFAS 52), upon the sale of Tintaya an additional profit of US$62 million for the realised foreign currency translation reserve was recognised under US GAAP.

Under IFRS, insurance recoveries are recognised when it is probable that the future economic benefits will flow to the BHP Billiton Group, and the asset has a cost or value that can be measured reliably. However, under US GAAP, an asset relating to the insurance recoveries should be recognised only when any contingencies relating to the insurance claim have been resolved.

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

(P) Tax effect of adjustments

Adjustments to the IFRS net income and shareholders’ equity are disclosed on a before tax basis. This adjustment reflects the impact of those adjustments on income taxes.

Under IFRS, to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense, the excess of the associated deferred tax is recognised in equity as part of the employee share awards reserve. However, under US GAAP the deductible temporary difference is based on the compensation costs recognised. This has led to the reversal of US$30 million of deferred tax asset as at 30 June 2006 (2005: US$31 million).

(Q) Other taxation adjustments

IFRS requires tax liabilities and assets to be measured at the tax rates expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP Statement of Financial Accounting Standard No. 109 ‘Accounting for Income Taxes’ (SFAS 109) requires the measurement of tax liabilities and assets using tax rates that have been enacted. The effect of a change in the South African corporate tax rate of US$24 million was recognised in June 2005 for IFRS on the basis that the legislation was substantively enacted. The legislation was enacted in July 2005. Accordingly the impact of this tax rate change is recognised for US GAAP in the year ended 30 June 2006.

The effect of an increase in the UK corporate tax rate of US$28 million for Petroleum was recognised in June 2006 for IFRS on the basis that the legislation was substantively enacted. This tax rate change will not be recognised for US GAAP purposes until the legislation is enacted.

For entities taxed in a currency other than its functional currency, IFRS requires deferred tax on temporary differences related to foreign currency non-monetary assets and liabilities to be measured having regard to the entity’s functional currency carrying amounts (using historical exchange rates) and the functional currency equivalent of the local tax base (using current exchange rates). This creates a divergence from SFAS 109 which requires calculation of these temporary differences using only current exchange rates.

The tax law for certain jurisdictions provide additional tax deductions based on an inflation adjusted tax base. IFRS requires the recognition of deferred tax on temporary differences related to an increase in tax base of depreciable assets for the effects of inflation. This creates a divergence from SFAS 109 which prohibits the recognition of the additional temporary difference caused by inflation adjustments.

IFRS requires the recognition of deferred tax on all fair value adjustments which result in a difference between book and tax basis (except goodwill) arising from business combinations. On transition to IFRS, additional deferred tax liabilities recognised in respect of business combinations completed prior to 1 July 2004 resulted in a charge to retained earnings. For business combinations completed on or after 1 July 2004, the deferred tax liabilities give rise to a corresponding increase in the amounts attributable to acquired assets and/or goodwill. Under US GAAP, deferred tax liabilities arising from business combinations produce corresponding increases in the amounts attributed to acquired assets and therefore have no effect on net earnings and shareholders’ funds.

Under IFRS, the tax effects of unrealised intra-group transfers such as sales of inventory, are deferred and recognised when the inventory is sold to a third party, measured by reference to the tax basis of the assets in the buyer’s tax jurisdiction. Unlike IFRS, SFAS 109 measures the deferred tax arising from such transactions based on the previous tax basis of the assets in the seller’s tax jurisdiction.

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

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

The balance of goodwill by Customer Sector Group, measured in accordance with US GAAP is:

	2006 US$M	2005 US$M

Aluminium (a)	1,188	1,254
Base Metals	690	690
Carbon Steel Materials	285	285
Diamonds and Specialty Products	151	151
Energy Coal	68	68
Stainless Steel Materials	314	314

	2,696	2,762

(a)	Following a review, an impairment of goodwill of US$66 million has been recognised in the reconciliation of net income.

The following table summarises additional other US GAAP intangible assets of the BHP Billiton Group at as 30 June 2006 and 30 June 2005.

	2006 US$M	2005 US$M

Pension asset	—	14
Other intangible assets
Long-term customer contracts at gross book value	40	40
deduct amounts amortised (a)(b)	7	5

	33	49

(a)	Gross amortisation expense for other intangible assets for the year ended 30 June 2006, including amounts under IFRS, was US$29 million.
(b)	Estimated gross amortisation expense for other intangible assets for the next five financial years, including amounts under IFRS, is US$29 million per annum.

Pensions and post-retirement medical benefit plans

The BHP Billiton Group’s pension and post-retirement medical benefit plans are discussed in note 22. The disclosures below include the additional information required by Statement of Financial Accounting Standards No. 132 ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’ (SFAS 132). The pension and medical costs of the BHP Billiton Group’s significant defined benefit plans have been restated in the following tables in accordance with US GAAP.

The measurement date used to determine pension and medical benefit measurements as at 30 June 2006 for the Group’s defined benefit pension plans and medical schemes is 30 June 2006 for all plans.

	Pension schemes		Post-retirement medical benefits
	2006 US$M	2005 US$M	2006 US$M	2005 US$M

Net periodic cost
Service costs	67	58	8	7
Interest costs	134	90	29	26
Expected return on plan assets	(103)	(99)	—	—
Termination benefits and curtailment costs	(5)	4	—	(27)
Recognised net actuarial (gain)/loss	(65)	14	1	2
Recognised net actuarial loss due to change in accounting principle	331	—	61	—
Other adjustments	30	—	6	1

Net periodic cost under US GAAP	389	67	105	9

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

	Pension schemes		Post-retirement medical benefits
	2006 US$M	2005 US$M	2006 US$M	2005 US$M

Change in benefit obligation
Benefit obligation at the beginning of the year	1,707	1,394	335	321
Amendments	3	(4)	—	—
Service costs	67	58	8	7
Interest costs	134	90	29	26
Plan participants’ contributions	10	11	—	—
Actuarial (gain)/loss	(19)	170	1	27
Benefits paid	(156)	(98)	(20)	(19)
Adjustment due to inclusion of insured pensioners	—	12	—	—
Adjustments for changes in the Group structure and joint venture arrangements	37	74	—	2
Termination benefits and curtailment costs	(13)	(26)	—	(22)
Exchange variations	(8)	26	(9)	(7)

Benefit obligation at the end of the year	1,762	1,707	344	335

Projected benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	777	935	—	—

Accumulated benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	706	870	—	—

Accumulated benefit obligation for all defined benefit pension plans	1,525	1,537	—	—

	Pension schemes		Post-retirement medical benefits
	2006 US$M	2005 US$M	2006 US$M	2005 US$M

Change in plan assets
Fair value of plan assets at the beginning of the year	1,436	1,172	—	—
Actual return on plan assets	148	205	—	—
Employer contribution	156	66	20	19
Plan participants’ contributions	10	11	—	—
Benefits paid	(156)	(98)	(20)	(19)
Termination benefits and settlement/curtailment costs	(8)	(23)	—	—
Adjustment due to inclusion of insured pensioners	—	12	—	—
Adjustments for changes in the Group structure and joint venture arrangements	8	72	—	—
Exchange variations	(9)	19	—	—

Fair value of plan assets at the end of the year	1,585	1,436	—	—

Fair value of plan assets at the end of the year for plans with accumulated benefit obligations in excess of plan assets	568	584	—	—

Plan assets for pension schemes consist primarily of bonds and equities. Refer to note 22 for further details.

	Pension schemes		Post-retirement medical benefits
	2006 US$M	2005 US$M	2006 US$M	2005 US$M

Funded status
Funded status	(178)	(271)	(344)	(335)
Unrecognised net actuarial loss	—	331	—	61
Unrecognised prior service cost	—	30	—	6
Unrecognised net transition asset	—	(3)	—	—

Net amount recognised	(178)	87	(344)	(268)

	Pension schemes
	2006 US$M	2005 US$M

Analysis of net amount recognised
Prepaid benefit obligation	86	145
(Accumulated) benefit obligation	(264)	(295)
Intangible asset	—	14
Accumulated other comprehensive income	—	223

Net amount recognised	(178)	87

Increase/(decrease) in minimum liability included in other comprehensive income	(223)	88

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

	Pension schemes
	Weighted average target asset allocation for future periods %	Weighted average asset allocation
		2006%	2005%

Weighted average target allocation by asset category
Equities	39	39	52
Bonds	47	47	31
Property	2	2	3
Cash and net current assets	—	—	3
Insured annuities	9	9	9
Other	3	3	2

Total	100	100	100

The investment strategy is determined by each plan’s fiduciary body in consultation with the Group. In general, the investment strategy for each plan is set by reference to the duration and risk profile of the plan, as well as the plan’s solvency level.

The BHP Billiton Group expects to contribute US$59 million to its pension plans and US$21 million to its post-retirement medical plans in the year ending 30 June 2007.

	Pension schemes US$M	Post-retirement medical benefits US$M

Expected future benefit payments for the year ending:
30 June 2007	100	21
30 June 2008	105	21
30 June 2009	107	22
30 June 2010	112	23
30 June 2011	118	24
Estimated benefit payments for the five year period from 30 June 2011 to 30 June 2016	542	132

Given the nature of some of the pension schemes, year-on-year variations on benefit payments can be significant.

Unremitted earnings of jointly controlled entities

Included in consolidated retained earnings is US$2,914 million (2005: US$1,864 million) of undistributed earnings relating to jointly controlled entities where BHP Billiton cannot control the timing of distributions.

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

Employee Share Ownership Plan disclosures

The tables below show the non-vested awards and their weighted average fair values at grant date at 30 June 2006 and 30 June 2005:

2006	Non-vested awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested	Number of awards lapsed	Non-vested awards remaining at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares	2,317,300	3,016,500	10,000	382,334	4,941,466
- weighted average fair value at grant date US$	5.23	4.06	4.65	5.03	4.53
Group Incentive Scheme Performance Shares	4,819,393	—	3,328,877	31,088	1,459,428
- weighted average fair value at grant date US$	1.97	—	1.96	2.01	2.01
Group Incentive Scheme Deferred Shares	2,493,101	1,013,048	1,432,383	27,483	2,046,283
- weighted average fair value at grant date US$	8.29	13.17	7.03	10.80	11.56

BHP Billiton Limited
Long Term Incentive Plan Performance Shares	4,764,108	7,158,350	1,250	442,124	11,479,084
- weighted average fair value at grant date US$	5.39	3.88	5.39	4.67	4.48
Group Incentive Scheme Performance Shares	9,860,582	—	6,451,271	168,321	3,240,990
- weighted average fair value at grant date US$	1.92	—	1.91	1.96	1.95
Group Incentive Scheme Deferred Shares	5,107,264	2,086,697	2,791,466	98,070	4,304,425
- weighted average fair value at grant date US$	8.17	13.83	6.49	11.18	11.94

2005	Number of awards issued at the beginning of the financial year	Number of awards issued during the year	Number of awards vested	Number of awards lapsed	Number of awards remaining at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares	—	2,354,800	—	37,500	2,317,300
- weighted average fair value at grant date US$	—	5.23	—	5.23	5.23
Group Incentive Scheme Performance Shares	4,833,951	358,128	281,123	91,563	4,819,393
- weighted average fair value at grant date US$	1.97	2.02	1.97	1.98	1.97
Group Incentive Scheme Deferred Shares	1,310,131	1,308,709	79,665	46,074	2,493,101
- weighted average fair value at grant date US$	6.44	10.08	7.03	8.61	8.29

BHP Billiton Limited
Long Term Incentive Plan Performance Shares	—	4,854,485	—	90,377	4,764,108
- weighted average fair value at grant date US$	—	5.39	—	5.39	5.39
Group Incentive Scheme Performance Shares	10,136,908	637,676	668,853	245,149	9,860,582
- weighted average fair value at grant date US$	1.92	2.04	1.92	1.93	1.92
Group Incentive Scheme Deferred Shares	2,884,289	2,536,991	256,111	57,905	5,107,264
- weighted average fair value at grant date US$	6.28	10.23	7.08	9.03	8.17

The weighted average fair value at grant date of options issued during the year ended 30 June 2006 was US$3.23 for BHP Billiton Plc (2005: US$2.40) and US$3.67 for BHP Billiton Limited (2005: US$2.53). The total intrinsic value of options exercised during the year ended 30 June 2006 was US$5 million for BHP Billiton Plc (2005: Nil) and US$2 million for BHP Billiton Limited (2005: Nil).

The aggregate intrinsic value of options outstanding at 30 June 2006 was US$7 million for BHP Billiton Plc (2005: US$5 million) and US$16 million for BHP Billiton Limited (2005: US$9 million). The aggregate unrecognised compensation cost related to non-vested shares at 30 June 2006 was US$20 million for BHP Billiton Plc (2005: US$15 million) and US$44 million for BHP Billiton Limited (2005: US$31 million).

The weighted average remaining contractual term for the outstanding options is 231 days for BHP Billiton Plc (2005:165 days) and 194 days for BHP Billiton Limited (2005:192 days). The weighted average remaining contractual term for the outstanding shares is 878 days for BHP Billiton Plc (2005: 534 days) and 899 for BHP Billiton Ltd (2005: 530 days).

The total tax benefit for the current compensation costs is US$12 million (2005: US$12 million).

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

Impact of new accounting standards

In March 2005, the Emerging Issues Task Force (EITF) of the FASB reached a consensus in Issue No. 04-6 ‘Accounting for Stripping Costs Incurred During Production in the Mining Industry’ (EITF 04-6) that stripping costs incurred during the production phase of a mine are variable production costs. As such, stripping costs incurred during the production phase are treated differently to stripping costs incurred during the development phase, and should be included in the cost of the inventory produced during the period that the stripping costs are incurred. This consensus is applicable for the financial year beginning after 15 December 2005. The Group presently expects the impact of adopting EITF 04-6 will be a cumulative charge against profit of prior years’ deferred overburden removal costs of US$916 million.

In September 2005, the EITF of the FASB reached a consensus in Issue No. 04-13 ‘Accounting for Purchases and Sales of Inventory with the Same Counterparty’ (EITF 04-13). This is applicable for new inventory arrangements entered into, or modifications or renewals of existing arrangements occurring for annual reporting periods after 15 March 2006. Entities that enter into inventory purchase and sales transactions with the same counterparty, in contemplation of one another, should combine the transactions and treat them as non-monetary exchanges involving inventory. The Group is currently assessing the impact of EITF 04-13.

In March 2006, the EITF of the FASB reached a consensus in Issue No. 06-3 ‘How Taxes Collected From Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation)’ (EITF 06-3). The disclosure required by the consensus will be applicable for annual reporting periods after 15 December 2006. This permits companies to elect to present on either a gross or net basis based on their accounting policy. This applies to sales and other taxes that are imposed on and concurrent with individual revenue producing transactions between a seller and a customer. The gross basis includes the taxes in revenues and costs; the net basis excludes the taxes from revenues. The consensus would not apply to tax systems that are based on gross receipts or total revenues. The Group is currently assessing the impact of EITF 06-3.

In June 2006, FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109’ (FIN 48) was issued. FIN 48 requires tax benefits from an uncertain position to be recognised only if it is ‘more likely than not’ that the position is sustainable, based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in recognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognised tax benefits. FIN 48 first applies for the Group’s financial year beginning 1 July 2007. The Group is currently assessing the impact of adopting FIN 48.

In May 2005, the FASB issued Statement of Financial Accounting Standard (SFAS) ‘Accounting Changes and Error Corrections’ (SFAS 154) which replaced APB No. 20 ‘Accounting Changes’ and SFAS No. 3 ‘Reporting Accounting Changes in Interim Financial Statements’. The standard changes the requirements in accounting and disclosure for a change in accounting principle. Under SFAS 154, voluntary changes in accounting principles are to be reported using retrospective application unless it is impracticable to do so. The standard is effective for accounting changes and corrections of errors made in the period beginning after 15 December 2005. The Group is currently assessing the impact of adopting SFAS 154.

In November 2005, the FASB issued FASB Staff Position SFAS 123(R)-3 ‘Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards’ (FSP 123(R)-3). FSP 123(R)-3 provides an alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact of the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123R. The Group does not presently expect the application of this FSP to have a material impact on its financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position Nos. SFAS 115-1 and SFAS 124-1 ‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments’. This FSP addresses the determination as to when an investment is considered impaired and whether that impairment is other-than–temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment. The application of this FSP will not have a material impact on the Group’s financial position or results of operations.

In October 2005, the FASB issued FASB Staff Position SFAS 123(R)-2 ‘Practical Accommodation to the Application of Grant Date as Defined in SFAS 123R’ (FSP 123(R)-2). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS 123R. In accordance with SFAS 123R, a grant date of award exists if the award is a unilateral grant and the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period form the date of approval. The application of this FSP will not have a material impact on the Group’s financial position or results of operations.

Notes to Financial Statements

39 US Generally Accepted Accounting Principles disclosures continued

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155 ‘Accounting for Certain Hybrid Financial Instruments’ (SFAS 155). SFAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise have to be bifurcated from its host contract in accordance with SFAS 133. SFAS 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognised in earnings. Additionally, SFAS 155 requires that interest in securitised financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation (previously these were exempt from SFAS 133). SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Group is currently assessing the impact of adopting SFAS 155.

40 Directors’ and executives’ remuneration

1. The Remuneration Committee

1.1 Role

The Committee is committed to the principles of accountability and transparency and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. Operating under delegated authority from the Board, its activities are governed by terms of reference available on BHP Billiton’s website. The Committee focuses on:

•	remuneration policy and its specific application to the CEO, the executive Directors and other executives reporting to the CEO and its general application to all Group employees

•	the formulation and adoption of incentive plans

•	the determination of levels of reward to the CEO, the executive Directors and other executives reporting to the CEO

•	providing guidance to the Chairman on evaluating the performance of the CEO and

•	effective communication with shareholders on the remuneration policy and the Committee’s work on behalf of the Board.

2. Remuneration Policy and Structure

The Committee recognises that the Group operates in a global environment and that its performance depends on the quality of its people. It keeps the remuneration policy under constant review to ensure its ongoing appropriateness.

2.1 Key principles of the Group’s remuneration policy

The key principles of the Group’s remuneration policy are to:

•	provide competitive rewards to attract, motivate and retain highly-skilled executives willing to work around the world

•	apply demanding key performance indicators (KPIs), including financial and non-financial measures of performance

•	link rewards to the creation of value to shareholders

•	ensure remuneration arrangements are equitable and facilitate the deployment of human resources around the Group and

•	limit severance payments on termination to pre-established contractual arrangements that do not commit the Group to making unjustified payments in the event of non-performance.

The Committee is confident that these principles, which were applied in the year under review and will continue to be applied for the FY 2007 and beyond, continue to meet the Group’s objectives.

The Group is committed to a performance-based culture, with a large component of pay linked to performance and a high correlation between Group performance and levels of executive compensation.

The compensation paid and payable to the executive Directors and other Key Management Personnel is disclosed in this Report. It comprises fixed and, apart from non-executive Directors, at risk components. The manner in which these components are determined is outlined in sections 2.2 and 2.3. The actual compensation paid and payable is set out in note 31.

Service contracts for Key Management Personnel excluding non-executive Directors

It is the Group’s policy that service contracts have no fixed term but are capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to 12 months’ base salary and retirement benefit contributions in lieu of notice. All Key Management Personnel, with the exception of non-executive Directors, have service contracts. These contracts typically outline the components of remuneration paid but do not prescribe how remuneration levels are to be modified from year to year.

2.2 Fixed remuneration

Fixed remuneration is made up of base salary, retirement and other benefits.

Base salary is targeted industry average levels for comparable roles in global companies of similar complexity and size. Market data are used to benchmark salary levels on a global scale, adjusted for local conditions.

Notes to Financial Statements

40 Directors’ and executives’ remuneration continued

Base salaries are set by reference to the scope and nature of the individual’s performance and experience and are reviewed each year. The review takes into account any change in the scope of the role performed by the individual, any changes required to meet the principles of the remuneration policy and our market competitiveness.

Retirement benefits to new entrants are delivered under defined contribution plans. All defined benefit plans have now been closed to new entrants. Employees who participate in these legacy defined benefit plans continue to accrue benefits in such plans for both past and future service unless they have opted to transfer to a defined contribution plan.

Other benefits include health insurance, relocation costs, life assurance, car allowances and tax advisory services as applicable.

No element of remuneration, other than base salary, is pensionable.

2.3 At risk remuneration

The at risk remuneration is geared to Group performance and is made up of short and long-term incentives.

Short-term incentives are delivered under the Group Incentive Scheme (GIS), which rewards individuals for meeting or exceeding KPIs that are set at the beginning of each financial year and are aligned to BHP Billiton’s strategic framework. KPIs include Group and personal objectives and measures. The Committee believes that the setting of KPIs and the relative weightings given to the different categories of KPI effectively incentivises short-term performance.

Executive Directors and Key Management Personnel who are not Directors each have a target cash award of 70 per cent of base salary, which is paid annually.

The performance level achieved against each KPI is measured and awards are calculated and paid according to the level of performance.

To encourage employee retention and share ownership, the Group matches the cash amount awarded in Deferred Shares and/or Options, which are subject to a two-year vesting period before they can be exercised. If, during the two-year vesting period, an individual resigns without the Committee’s consent or is dismissed for cause, the right to the Deferred Shares and/or Options is forfeited.

Long-term incentives are delivered under the Long Term Incentive Plan (LTIP), which is designed to reward sustainable, long-term performance in a transparent manner. Under the LTIP, individuals are granted Performance Shares, which have a five-year performance period. The number of Performance Shares granted is determined by the Committee.

The number of Performance Shares that an individual will be entitled to at the end of the five years will depend on the extent to which the Performance Hurdle has been met. The Performance Hurdle is described below.

The diversified natural resources industry is capital intensive, cyclical and long term. Outstanding performance comes from accessing high-quality resources, successfully developing new projects and maintaining efficient and safe operations. The Committee believes that, in this environment, success can best be measured by the Group’s total shareholder return (TSR) relative to the TSR of an index of a peer group of companies, weighted 75 per cent to mining and 25 per cent to oil and gas, over a long (five-year) period.

The Performance Hurdle requires BHP Billiton’s TSR over the five-year period to be greater than the weighted average TSR of the index. If BHP Billiton’s TSR is equal to or less than the weighted average TSR of the index, the Performance Hurdle will not be met and no Performance Shares will vest.

For all the Performance Shares to vest, BHP Billiton’s TSR must exceed the weighted average TSR of the index by a specified percentage. The Committee determines the percentage each year. For the 2004, 2005 and 2006 financial years this percentage has been set at 5.5 per cent per annum. This is an annual amount and equates to exceeding the weighted average TSR of the index over the five-year performance period by more than 30 per cent. The Committee and the Board believe that this equates to outstanding (or top decile) performance.

For performance between the weighted average TSR of the index and 5.5 per cent per annum above the index, vesting occurs on a sliding scale. In the event that the Committee does not believe that BHP Billiton’s TSR properly reflects the financial performance of the Group, the Committee retains the discretion to lapse the Performance Shares. It is anticipated that such discretion would only be used in exceptional circumstances.

In any one financial year, a participant cannot be granted Performance Shares that have an Expected Value that exceeds twice their annual base salary. Expected Value has been used because, relative to typical peer group incentive arrangements, the LTIP is long- term (with performance measured over five years), has high performance requirements (top decile ranking for full vesting) and offers no payout at median performance. Kepler Associates LLP have verified that the Expected Value calculation is accurate and appropriate.

Where the Committee retains discretion in relation to the award of any short or long-term incentives, the rules of the GIS and the LTIP require the Committee to exercise that discretion in good faith and acting reasonably.

Notes to Financial Statements

40 Directors’ and executives’ remuneration continued

Participation in the GIS and the LTIP is approved by the Committee and participants are required to hold a minimum number of BHP Billiton shares (Minimum Shareholding Requirement) throughout their period of participation in the schemes. This Minimum Shareholding Requirement is equal to 50 per cent of one year’s base salary, on an after-tax basis.

It is intended that shareholders will be asked at the 2006 Annual General Meetings to approve the introduction of an all-employee share plan. This is viewed as an important tool to enable employees to participate as shareholders in the Group’s success. It will allow employees to purchase BHP Billiton shares at a Market Value of up to US$5,000 per year. Shares held for three years will be matched at no additional cost to the employee. The principal components of the plan, if this authority is granted, are set out in the Notice of Meeting.

3. Section 3 is not used

4. Executive Directors

This section contains information relating to the Group’s four executive Directors. Their detailed remuneration is set out in tabular form in note 31. Executive Directors serving at the date of this Report and during the year:

•	Charles Goodyear, Chief Executive Officer

•	Marius Kloppers, Group President, Non-Ferrous Materials(appointed 1 January 2006)

•	Chris Lynch, Group President,Carbon Steel Materials(appointed 1 January 2006)

•	Mike Salamon, Executive President (see note (4) below)

4.1 Summary of remuneration arrangements

This chart illustrates the split between fixed and at risk remuneration for the year ended 30 June 2006. The data on which the chart is based are taken from the remuneration tables in section 8.

4.2 Short-term incentives (at risk) (1)

	Year ended 30 June 2006			Year ending 30 June 2007
	Cash bonus range (% of base salary)	Actual cash bonus (% of base salary)(2)	Weighting split Group and personal (%)	Cash bonus range (% of base salary)	Weighting split Group and personal (%) (3)
Charles Goodyear	0 – 105	74.2	70/30	0 –105	40/60
Marius Kloppers	0 – 105	74.0	50/50	0 –105	40/60
Chris Lynch	0 – 105	69.5	49/51	0 –105	40/60
Mike Salamon	0 – 105	69.0	70/30	n/a(4)	n/a(4)

Notes:
(1)	This section relates to short-term incentives under the GIS and does not include the supplemental cash bonus to be paid in September 2006.
(2)	Cash bonuses are paid in September following the release of the Group’s annual results. The value is matched with the grant of Deferred Shares and/or Options after shareholder approval at the Annual General Meetings.
(3)	Group measures include KPIs for Financial Performance. Personal measures include KPIs for Operations and Business Processes/Strategy and Growth/People and Leadership/Zero Harm and Sustainable Development.
(4)	Mr Salamon retired as an employee on 1 September 2006 and will be retiring as a Director on 26 October 2006. No bonus will be paid to him in respect of any part of FY 2007.

4.3 Long-term incentives (at risk)

All shares under award form part of the executive Directors at risk remuneration. The extent to which Performance Shares will vest is dependent on the extent to which the Performance Hurdles are met and continuing employment with the Group. A summary of interests in incentive plans including the number of shares awarded in the FY 2006 is shown in note 31.

Notes to Financial Statements

40 Directors’ and executives’ remuneration continued

4.4 Retirement benefits

Charles Goodyear’s remuneration includes a payment in lieu of a contribution by the Group to a superannuation or pension fund fixed at an annual rate of 48 per cent of base salary. Mr Goodyear may elect to have this paid into a superannuation or pension fund or, instead, to defer receipt, subject to the rules of a Retirement Savings Plan established for this purpose. It allows him to accumulate these annual payments and to defer receipt until after he retires from the Group. It also allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.

If Mr Goodyear dies while still employed, a benefit of four times base salary will be payable to his estate. A spouse’s pension equal to two-thirds of one thirtieth of Mr Goodyear’s pensionable salary at date of death for each year of service from 1 January 2003 to his normal retirement date will be payable for the duration of his spouse’s lifetime. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.

If Mr Goodyear leaves due to incapacity, an ill-health pension of one thirtieth for each year of service from 1 January 2003 to age 60 will be payable for the duration of Mr Goodyear’s lifetime.

In the event of death during ill-health retirement, a spouse’s pension of two thirds of the ill-health pension will be payable for the duration of the spouse’s lifetime. Additionally, a children’s pension equal to 20 per cent of the ill-health pension will be payable for the first child or 33 per cent if there are two or more children, with the resultant pension amounts to be shared equally between the children until each child ceases being in full-time education or reaches the age of 23, whichever occurs first.

Marius Kloppers and Chris Lynch are entitled to participate in the retirement arrangements detailed below for Key Management Personnel, save for Mr Kloppers retaining his previous pension promise of one thirtieth of base salary for each year of service. In lieu of this pension promise, Mr Kloppers has an option for a defined contribution or cash gratuity alternative.

Mike Salamon completed 20 years of service with the Group (and its predecessor companies) on 1 April 2005 and consequently no further pension benefits accrued thereafter other than to reflect changes in his pensionable salary. Mr Salamon retired as an employee on 1 September 2006 and will retire as a Director on 26 October 2006. On retirement, he became entitled to a pension under non-contributory defined benefit pension arrangements set up by BHP Billiton Plc and BHP Billiton Services Jersey Limited. The pension payable equates to two thirds of base salary and has been reduced because payment will commence before the normal retirement age of 60. The reduction penalty is normally 4 per cent per annum where retirement is without consent of the Group and 2 per cent per annum where retirement is with consent of the Group. Mr Salamon’s retirement is with Group consent and at the date of retirement he was 51 years of age. In accordance with the rules of the scheme, all pensions in payment will be indexed in line with the UK Retail Price Index. On death in retirement, a spouse’s pension equal to two thirds of the pension in payment will be payable. Where legislation allows, Mr Salamon has opted to commute the pension described for a cash lump sum as final settlement of the Group’s obligations to him. A summary of his retirement benefits assuming retirement at age 60 (as required by the applicable regulations) is shown in section 8.

4.5 Service contracts and termination provisions

It is the Group’s policy that service contracts for executive Directors have no fixed term but are capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately by making a payment equal to 12 months’ pay in lieu of notice. The service contracts typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year to year.

Name	Employing company	Date of contract	Notice period – Employing company	Notice period – Employee	Termination provisions

Charles Goodyear	BHP Billiton Limited BHP Billiton Plc	21 August 2003	12 months	3 months	On termination, employing company may make a payment in lieu of notice equal to 12 months’ base salary plus retirement benefit contributions for that period.

Marius Kloppers	BHP Billiton Plc	19 February 2001, as amended by 31 August 2004	12 months	6 months	On termination, employing company may make a payment in lieu of notice equal to 12 months’ base salary plus retirement benefit contributions for that period.

Chris Lynch	BHP Billiton Limited	16 August 2006	12 months	6 months	On termination, employing company may make a payment in lieu of notice equal to 12 months’ base salary plus retirement benefit contributions for that period.

Mike Salamon(1)	BHP Billiton Plc BHP Billiton Services Jersey Limited(2)	1 September 2003 1 September 2003	12 months	12 months	On termination, employing company may make a payment in lieu of notice of 12 months, equal to 150 per cent of annual base salary. This reflects market practice at the time the terms were agreed.

Notes:

(1)	Mr Salamon retired as an employee on 1 September 2006 and will be retiring as a Director on 26 October 2006.
(2)	A wholly-owned subsidiary of BHP Billiton Plc.

Notes to Financial Statements

40 Directors’ and executives’ remuneration continued

Entitlements under GIS, the LTIP and Retirement Plans on ceasing employment

The rules of the GIS and LTIP(1) cover any entitlements the executive Directors might have on termination in relation to short and long-term incentives. They outline the circumstances in which the executive Directors (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which the executive Directors would be entitled to a cash bonus payment for the performance year in which they leave the Group. Such circumstances depend on the reason for leaving the Group.

The Committee regards it as an important principle that, where an individual resigns without the Committee’s consent or their employment is terminated for cause, they forfeit the right to both their unvested Deferred Shares and Options and Performance
Shares.

Name	GIS and LTIP	Retirement Plans

Charles Goodyear

The rules of the GIS and the LTIP provide that should Mr Goodyear leaves the Group for any reason other than resignation or termination for cause, the following would apply:

• Deferred Shares and Options already granted would vest in full.

• He would have a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the commencement of the relevant performance period and would only become exercisable once the Performance Hurdles have been met.

In addition, the Committee has determined that a cash bonus will be paid for the year of departure, calculated according to Mr Goodyear’s performance measured against KPIs and pro-rated to reflect the proportion of the year served.

Any entitlements accrued under the rules of the Retirement Savings Plan at the date of termination.

Marius Kloppers

Entitlements to Deferred Shares and Performance Shares as per Mr Goodyear above.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Kloppers to receive any cash bonus in the event of his departure. That entitlement, if any, will be governed by the rules of the schemes at the date of departure.

Entitlements as per contractual arrangements. Entitled to a defined benefit pension of one thirtieth of pensionable salary per year of service following 1 July 2001 to date of leaving. This defined benefit is payable for each year of service other than for periods where Mr Kloppers has opted to take the defined-contribution or cash equivalent payment in lieu.

Chris Lynch

Entitlements to Deferred Shares and Performance Shares as per Mr Goodyear above.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Lynch to receive any cash bonus in the event of his departure. That entitlement, if any, will be governed by the rules of the schemes at the date of departure.

Any entitlements accrued under the rules of the Retirement Savings Plan and the Australian Superannuation Fund at the date of termination.

Mike Salamon(2)

At retirement, Mr Salamon’s entitlements to Deferred Shares and Performance Shares were the same as per Mr Goodyear above.

Accordingly, his Deferred Shares vested on 1 September 2006 in respect of Mr Salamon’s GIS participation for FY 2006, an amount equal to his GIS cash award will be paid in lieu of the award of Deferred Shares.

Entitlements as per contractual arrangements. The accrued defined benefit pension entitlement will be reduced by 2 per cent per annum for each year until Mr Salamon reaches age 60.

Where legislation allows, Mr Salamon has opted to commute his retirement pension as a lump sum. The lump sum commutation terms were determined by the Group and are based on market conditions as at 31 August 2006.

Notes:

(1)	The GIS and the LTIP rules are available on the Group’s website.
(2)	Mr Salamon’s contractual agreements provide for a 2 per cent reduction in his pension benefit for each year that he retires before age 60 where the retirement is with Group consent.

Notes to Financial Statements

40 Directors’ and executives’ remuneration continued

5. Key Management Personnel (other than Directors)

The Key Management Personnel of the Group, other than Directors, are those executives who have the authority and responsibility for planning, directing and controlling the activities of the Group. The five highest paid executives in the Group are represented amongst the executive Directors and other Key Management Personnel. This section contains information relating to the Group’s Key Management Personnel other than Directors (referred to as ‘executives’).

Key Management Personnel (other than Directors) (1)		Date of appointment to Office of the Chief Executive (OCE) if during the year
Philip Aiken(2)	President – UK
John Fast	Chief Legal Counsel and Head of External Affairs
Robert Kirkby(3)	Executive President
Marcus Randolph	Chief Organisation Development Officer	2 September 2005
Alex Vanselow	Chief Financial Officer	1 April 2006
Karen Wood	Special Adviser and Head of Group Secretariat	8 December 2005
Mike Yeager	Group President Energy	26 April 2006

Notes:

(1)	Mr Kloppers and Mr Lynch were Key Management Personnel prior to their appointment as executive Directors on 1 January 2006.
(2)	Mr Aiken has stepped down from the OCE and will retire from the Group on 31 December 2006.
(3)	Mr Kirkby will retire from the Group on 31 December 2006.

5.1 Remuneration

Total remuneration is divided into two components – fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles that contribute to the Group’s overall profitability and performance.

5.2 Short and long-term incentives

Short and long-term incentives form part of the executives’ at risk remuneration.

Short-term incentives (at risk)(1)
	Year Ended 30 June 2006			Year Ending 30 June 2007
	Cash bonus range	Actual cash bonus	Weighting split	Cash bonus range	Weighting split
	(% of base salary)	(% of base salary)(2)	Group and personal (%)	(% of base salary)	Group and personal (%) (3)
Philip Aiken	0 – 105	53.3	25/75	0 – 105	30/70
John Fast	0 – 105	68.7	40/60	0 – 105	30/70
Robert Kirkby	0 – 105	67.1	29/71	0 – 105	40/60
Marcus Randolph	0 – 105	73.7	37/63	0 – 105	30/70
Alex Vanselow	0 – 105	67.5	50/50	0 – 105	30/70
Karen Wood	0 – 105	70.1	45/55	0 – 105	30/70
Mike Yeager	0 – 105	83.2	35/65	0 – 105	40/60

Notes:

(1)	This table relates to short-term incentives under the GIS and does not include the supplemental cash bonus to be paid in September 2006.
(2)	Cash bonuses are paid in September following the release of the Group’s annual results. The value is matched with the grant of Deferred Shares and/or Options after shareholder approval at the Annual General Meetings.
(3)	Group measures include KPIs for Financial Performance. Personal measures include KPIs for Operations and Business Processes/Strategy and Growth/People and Leadership/Zero Harm and Sustainable Development.

Long-term incentives (at risk)

All shares under award form part of the executives’ at risk remuneration. The extent to which shares under award will vest is dependent on the extent to which the Performance Hurdles are met and continuing employment within the Group. A summary of executives’ interests in incentive plans, including the number of shares awarded in FY 2006, is shown in note 31.

Notes to Financial Statements

40 Directors’ and executives’ remuneration continued

5.3 Retirement benefits

For service following 1 January 2003, retirement, death and disability benefits were aligned, where possible, for the executives as set out below.

A defined contribution rate was calculated to target a pension accrual of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60. Allowance for a two-thirds spouse’s pension in retirement plus inflation indexation in payment was also incorporated into the calculations. To deliver the retirement promise, the executive is given a choice of funding vehicles, including the executive’s current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash gratuity in lieu. The aggregate cost to the Group of exercising these funding choices will not exceed the calculated contribution rate for each executive.

Death-in-service and ill-health benefits

A lump sum of four times base salary and a spouse’s pension of two thirds of 2.2 per cent of base salary at death for each year of service from 1 January 2003 to age 60 will be payable. In addition, dependants’ benefits are payable. If the executive leaves due to incapacity, an ill-health pension of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60 will be payable for the duration of the executive’s life. In both cases, periods of service where the executive elects to receive a cash gratuity are excluded.

In the event of death during ill-health retirement, a spouse’s pension of two thirds of the ill-health pension will be payable for the duration of the spouse’s lifetime. Additionally, a children’s pension equal to 20 per cent of the ill-health pension will be payable for the first child or 33 per cent if there are two or more children, with the resultant pension amounts to be shared equally between the children until the child ceases being in full-time education or reaches the age of 23, whichever occurs first.

Benefits accrued by the executive in retirement arrangements before 1 January 2003 will be payable in addition to those described above.

Retirements

Philip Aiken and Robert Kirkby will retire from the Group with effect from 31 December 2006. The terms of their retirement have yet to be finalised. These will be reported in the FY 2007 Remuneration Report.

5.4 Service contracts

It is the Group’s policy that service contracts for executives have no fixed term but are capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately by making a payment equal to 12 months’ pay in lieu of notice. The service contracts typically outline the components of remuneration paid to the executive, but do not prescribe how remuneration levels are to be modified from year to year.

Name	Employing company	Notice period – Employing company	Notice period – Employee	Termination provisions(1)

Philip Aiken(2)	BHP Billiton Limited	12 months	6 months	On termination, the employing company may make a payment in lieu of notice equal to 12 months’ base salary plus the superannuation and retirement benefit contributions for that period.
Robert Kirkby(2)	BHP Billiton Limited	12 months	6 months
Marcus Randolph	BHP Billiton Limited	12 months	6 months
Alex Vanselow	BHP Billiton Mineral Service Company Limited	12 months	6 months
Karen Wood	BHP Billiton Limited	12 months	6 months
Mike Yeager	BHP Billiton Petroleum (Americas) Inc	12 months	6 months

John Fast	BHP Billiton Limited	3 months	3 months	On termination, the employing company may make a payment in lieu of notice equal to three months’ base salary plus a termination payment of 21 months’ base salary.

Notes:

(1)	The Committee has not considered the circumstances in which it would exercise its discretion to allow current executives to maintain any ongoing participation in relation to the long-term incentive schemes in which they participate in the event of their departure. Such entitlements, if any, will be governed by the rules of the schemes at the date of departure.
(2)	Mr Aiken and Mr Kirkby will retire from the Group on 31 December 2006.

Notes to Financial Statements

40 Directors’ and executives’ remuneration continued

6. Non-executive Directors

6.1 Remuneration policy

The aggregate sum available to remunerate non-executive Directors is currently A$3 million.

Shareholder approval will be sought at the 2006 Annual General Meetings to redenominate this sum into US dollars to align it with the reporting currency of the Group and to eliminate any inadvertent breach of the limit due to currency exchange fluctuations.

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

The Board is conscious that just as the Group must set remuneration levels to attract and retain talented executives, so it must ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to contribute effectively to a high-performing Board. Fees for the Chairman and the non-executive Directors were reviewed in July 2006 in accordance with the policy of conducting annual reviews. The Committee took advice from Kepler Associates LLP on fees for the Chairman. The Board took advice from Deloitte & Touche LLP on non-executive Directors’ fees. The accompanying table sets out the fees before and after the 2006 review.

Non-executive Directors are not eligible to participate in any of the Group’s incentive arrangements.

A standard letter of engagement has been developed for non-executive Directors and is available on the Group’s website.

Each non-executive Director is appointed subject to periodic re-election by the shareholders. There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.

Levels of fees and travel allowances for non-executive Directors

	At 1 July	At 1 September
US dollars	2006	2005
Base fee	110,000	100,000
Plus additional fees for:

Senior Independent Director of BHP Billiton Plc	25,000	20,000

Committee Chair:
Risk & Audit	45,000	40,000
Sustainability	30,000	25,000
Remuneration	30,000	25,000
Nomination	No additional fees

Committee membership:
Risk & Audit	25,000	20,000
Remuneration	20,000	15,000
Sustainability	17,000	15,000
Nomination	No additional fees

Travel allowance (per journey):
Greater than 3 but less than 12 hours	5,000	3,000
Greater than 12 hours	10,000	7,500

Chairman’s remuneration	750,000	700,000

Notes to Financial Statements

40 Directors’ and executives’ remuneration continued

7. Section 7 is not used

8. Remuneration Tables

Remuneration tables are contained in note 31.

Retirement benefits

Executive Directors

Mike Salamon – Defined benefits pension

US dollars
Amount by which the annual pension entitlement has increased during the year ended 30 June 2006 (1)	Total annual pension entitlement as at 30 June 2006	Difference in transfer values (2)(3)	Estimated capital value (transfer value) of total accrued pension
			30 June 2006	30 June 2005
25,488	874,000	4,805,850	14,197,869	9,392,019

Notes:

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation.
(2)	Retirement benefits for Mike Salamon are non-contributory.
(3)	The increase in accrued pension after making an allowance for inflation of 3.3 per cent was (US$2,532) and the transfer value of that increase was (US$41,149). For FY 2005, the increase in accrued pension after making an allowance for inflation of 2.9 per cent was US$42,275 and the transfer value of that increase was US$447,798.

Notes to Financial Statements

40 Directors’ and executives’ remuneration continued

Non-executive Directors

The following table sets out the accrued retirement benefits under the now-closed Retirement Plan of BHP Billiton Limited, together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US dollars
Name	Completed service at 30 June 2006 (years)	Increase in lump sum entitlement during the year (1)	Lump sum entitlement at
			30 June 2006	30 June 2005
Don Argus	9	69,686	1,356,447	1,286,761
Michael Chaney	see note (2) below	4,978	see note (2) below	339,742
David Crawford	12	58,705	419,937	361,232
David Jenkins	6	4,382	224,057	219,675
John Schubert	6	10,529	183,955	173,426

Notes:

(1)	On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual at the date of closure, together with application of the earnings rate and foreign exchange impact.
(2)	Mr Chaney retired on 25 November 2005. Following his retirement Mr Chaney received entitlement payments totalling US$344,720.

Notes to Financial Statements

40 Directors’ and executives’ remuneration continued

9. Appendix

Summary of long-term incentive plans

The long-term incentive plans in which the executive Directors have unvested or unexercised(1) awards at the date of this Report are summarised in the table below.

	LTIP 2005 Performance Shares	LTIP 2004 Performance Shares	GIS 2003 Performance Shares	GIS 2002 Performance Shares (transition year) (2)	MTI 2001 and CIP 2001	PSP 2001 and RSS 2001(2)	ESP 2000(2)

Performance measurement From To	1 July 2005 30 June 2010	1 July 2004 30 June 2009	1 July 2003 30 June 2006	1 July 2002 30 June 2005(3)	1 October 2001 30 September 2005(3)	1 October 2001 30 September 2004	3 April 2000 2 April 2003

Plan status	Performance period not yet concluded	Performance period not yet concluded	Performance period concluded on 30 June 2006 and will vest in August 2006	Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Awards have met Performance Hurdles and have all been exercised	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised

TSR performance condition	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton Limited TSR compared to ASX 100 and global comparator group

Inflationary performance condition	No	No	Yes(4)	Yes	Yes	Yes	No

Vesting schedule (upper and lower range)	<Index: 0% Index +5.5% p.a.: 100% Between Index and Index +5.5% p.a.: Straight-line pro-rata vesting	<Index: 0% Index +5.5% p.a.: 100% Between Index and Index +5.5% p.a.: Straight-line pro-rata vesting	<50th percentile – 0% 85th – 100 percentile - 100%	<50th percentile – 0% 85th – 100 percentile - 100%	<10th position – 0% >4th position – 125%	< 10th position – 0% >4th position – 100%	<41st percentile - 0% >60th percentile - 100%

Expiry date if exercisable	August 2015	August 2014	August 2009	August 2008	April 2006	September 2011(5)	April 2010(5)

Comparator group: (6)	See note (7)	See note (7)

ASX 100							X

Alcan	X	X	X	X	X	X

Alcoa	X	X	X	X	X	X

Alumina	X	X	X	X	X	X

Anglo American	X	X	X	X	X	X

Arcelor							X

Barrick Gold			X	X	X	X

BG Group	X	X

BP	X	X

Companhia Vale do Rio Doce	X	X	X	X	X	X

ConocoPhillips	X	X	X	X	X	X	X

Corus Group							X

Exxon Mobil	X	X

Falconbridge	X	X	X	X	X	X	X

Freeport-McMoRan	X	X	X	X	X	X	X

Impala	X	X

Inco	X	X	X	X	X	X

LTV							X

Marathon Oil	X	X	X	X	X	X	X

Newmont Mining	X	X	X	X	X	X

Norilsk	X	X

Nucor							X

Phelps Dodge	X	X	X	X	X	X	X

Placer Dome			X	X	X	X

Rio Tinto	X	X	X	X	X	X	X

Shell	X	X

Total	X	X					X

Unocal	X	X	X	X	X	X	X

US Steel							X

Woodside Petroleum	X	X	X	X	X	X	X

Xstrata	X	X	X	X

Notes to Financial Statements

40 Directors’ and executives’ remuneration continued

Further details of all incentive plans, including the number of participants in those plans, are contained in note 27.

Notes:

(1)	Awards under the MTI 2001 and CIP 2001 vested and were exercised during the year ended 30 June 2006. No executive Director retains an interest in the plans.
(2)	Although the awards under this plan have vested, some executive Directors have not yet exercised their awards and still retain an interest in the plan.
(3)	The performance period ended 30 June 2005. 100 per cent of the shares vested.
(4)	The inflationary performance condition will be satisfied if the compound EPS growth for BHP Billiton during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus two percentage points per annum, over the performance period.
(5)	Expiry date will be earlier if employment ceases.
(6)	From publicly available data.
(7)	The peer group of companies forming the weighted index used is the same as the comparator group in respect of the 2004 and 2005 LTIP.

Supplementary Oil and Gas Information - unaudited

Supplementary oil and gas information

Reserves and production

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made). Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

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

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other producing reservoirs in the immediate area. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In certain deepwater Gulf of Mexico fields, proved reserves have been determined before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting those tests. In these fields other industry-accepted technologies have been used that are considered to provide reasonably certain estimates of productivity.

The tables below detail estimated oil, condensate, LPG and gas reserves at 30 June 2006, 30 June 2005 and 30 June 2004, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent our net interest volumes after deduction of applicable royalty, fuel and flare volumes. Our reserves include quantities of oil, condensate and LPG that will be produced under several production and risk sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2006, approximately 11 per cent (2005: 12 per cent; 2004: 17 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil per cent (2005: nil per cent; 2004: nil per cent) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

Supplementary Oil and Gas Information - unaudited

Proved developed and undeveloped oil, condensate and LPG reserves (a)

(millions of barrels)	Australia/ Asia	Americas	UK/Middle East	Total
Reserves at 30 June 2003	326.6	152.0	113.4	592.0
Improved recovery	—	—	—	—
Revisions of previous estimates	20.2	(2.6)	(9.5)	8.1
Extensions and discoveries	0.4	11.0	1.1	12.5
Purchase/sales of reserves	—	(4.0)	—	(4.0)
Production (b)	(46.3)	(7.6)	(14.1)	(68.0)
Total changes	(25.7)	(3.2)	(22.5)	(51.4)
Reserves at 30 June 2004	300.9	148.8	90.9	540.6
Improved recovery	—	—	—	—
Revisions of previous estimates	24.5	(1.7)	(1.3)	21.5
Extensions and discoveries	7.2	43.5	—	50.7
Purchase/sales of reserves	(9.2)	—	—	(9.2)
Production (b)	(38.7)	(7.6)	(14.7)	(61.0)
Total changes	(16.2)	34.2	(16.0)	2.0
Reserves at 30 June 2005	284.7	183.0	74.9	542.6
Improved recovery	—	11.5	—	11.5
Revisions of previous estimates	52.4	0.6	(2.6)	50.4
Extensions and discoveries	—	2.6	—	2.6
Purchase/sales of reserves	—	(0.3)	—	(0.3)
Production (b)	(33.2)	(7.3)	(15.3)	(55.8)
Total changes	19.2	7.1	(17.9)	8.4
Reserves at 30 June 2006 (c)	303.9	190.1	57.0	551.0
Proved developed oil, condensate and LPG reserves (a)
Reserves at 30 June 2003	227.8	9.9	24.5	262.2
Reserves at 30 June 2004	201.9	5.4	54.8	262.1
Reserves at 30 June 2005	180.5	18.3	74.5	273.3
Reserves at 30 June 2006	199.3	21.5	54.6	275.4

(a)	In Bass Strait, the North West Shelf, Ohanet and the North Sea, LPG is extracted separately from crude oil and natural gas.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and LPG reserves include 13.9 million barrels derived from probabilistic aggregation procedures.

Supplementary Oil and Gas Information - unaudited

Proved developed and undeveloped natural gas reserves

(billions of cubic feet)	Australia/ Asia (a)	Americas	UK/Middle East	Total
Reserves at 30 June 2003	4,904.6	147.3	419.0	5,470.9
Improved recovery	—	—	—	—
Revisions of previous estimates	114.6	2.2	(10.0)	106.8
Extensions and discoveries	51.6	4.6	—	56.2
Purchases/sales of reserves	—	(32.8)	—	(32.8)
Production (b)	(222.9)	(20.5)	(77.0)	(320.4)
Total changes	(56.7)	(46.5)	(87.0)	(190.2)
Reserves at 30 June 2004	4,847.9	100.8	332.0	5,280.7
Improved recovery	—	—	—	—
Revisions of previous estimates	237.3	3.1	(29.9)	210.5
Extensions and discoveries	177.0	27.6	—	204.6
Purchases/sales of reserves	(165.8)	—	—	(165.8)
Production (b)	(275.7)	(14.6)	(57.6)	(347.9)
Total changes	(27.2)	16.1	(87.5)	(98.6)
Reserves at 30 June 2005	4,820.7	116.9	244.5	5,182.1
Improved recovery	—	—	—	—
Revisions of previous estimates	4.0	6.5	34.7	45.2
Extensions and discoveries	—	1.3	—	1.3
Purchases/sales of reserves	—	(0.2)	—	(0.2)
Production (b)	(292.0)	(8.0)	(61.1)	(361.1)
Total changes	(288.0)	(0.4)	(26.4)	(314.8)
Reserves at 30 June 2006 (c)	4,532.7	116.5	218.1	4,867.3

Proved developed natural gas reserves

Reserves at 30 June 2003	2,560.4	64.8	397.1	3,022.3
Reserves at 30 June 2004	2,539.7	20.1	310.0	2,869.8
Reserves at 30 June 2005	2,621.4	15.1	239.3	2,875.8
Reserves at 30 June 2006	2,286.4	16.5	206.4	2,509.3

(a)	Production for Australia includes gas sold as LNG and as liquefied ethane.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 195.8 billion cubic feet derived from probabilistic aggregation procedures.

Capitalised costs incurred relating to oil and gas exploration and production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and impairments.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
Capitalised cost
2006
Unproved properties	69	346	6	421
Proved properties	5,050	3,092	2,550	10,692

Total costs (a)(b)	5,119	3,438	2,556	11,113
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2,681)	(910)	(1,667)	(5,258)

Net capitalised costs	2,438	2,528	889	5,855

2005
Unproved properties	77	447	9	533
Proved properties	4,588	2,404	3,376	10,368

Total costs (a)(b)	4,665	2,851	3,385	10,901
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2,415)	(761)	(2,072)	(5,248)

Net capitalised costs	2,250	2,090	1,313	5,653

(a)	Includes US$286 million (2005: US$286 million) attributable to prior year revaluations of fixed assets above historical costs and related accumulated amortisation thereof of US$240 million (2005: US$237 million).
(b)	Includes US$168 million (2005: US$142 million) attributable to capitalised exploration, evaluation and development expenditures, which would be expensed under US GAAP and related accumulated amortisation thereof of US$97 million (2005: US$91 million).
(c)	Includes US$nil (2005: US$8 million) of exploration costs previously capitalised now written off as impaired, which would not have been written off under US GAAP.

Costs incurred relating to oil and gas exploration and production activities

The following table shows costs incurred relating to oil and gas exploration and production activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

Supplementary Oil and Gas Information—unaudited

Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activities and drilling of exploratory wells. Development costs were all incurred to develop booked proved undeveloped reserves.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
2006
Acquisitions of unproved property	—	9	—	9
Exploration (a)	53	316	68	437
Development	373	610	54	1,037

Total costs (b)	426	935	122	1,483

2005
Acquisitions of unproved property	—	2	—	2
Exploration (a)	67	292	19	378
Development	238	669	78	985

Total costs (b)	305	963	97	1,365

(a)	Represents gross exploration expenditure.
(b)	Total costs include US$1,166 million (2005: US$1,165 million) capitalised during the year.

Supplementary Oil and Gas Information—unaudited

Supplementary oil and gas information continued

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 2 to the financial statements ‘Business and geographical segments’ but differs in several respects as to the level of detail and geographic presentation. Amounts shown in the following table exclude interest income and borrowing costs, and general corporate administrative costs. Petroleum general and administrative costs relating to oil and gas activities are included.

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
2006
Oil and gas revenue	3,011	587	1,259	4,857
Production costs	(314)	(111)	(157)	(582)
Exploration expenses (a)	(52)	(269)	(72)	(393)
Depreciation, depletion and amortisation (a)	(217)	(235)	(256)	(708)
Production taxes	(151)	(4)	(6)	(161)

	2,277	(32)	768	3,013
Income taxes	(554)	46	(361)	(869)
Royalty related taxes	(493)	—	(45)	(538)

Results of oil and gas producing activities (b)	1,230	14	362	1,606

2005
Oil and gas revenue	2,693	441	838	3,972
Production costs	(328)	(58)	(109)	(495)
Exploration expenses (a)	(38)	(149)	(15)	(202)
Depreciation, depletion and amortisation (a)	(213)	(150)	(237)	(600)
Production taxes	(149)	(33)	(4)	(186)

	1,965	51	473	2,489
Income taxes	(460)	(21)	(181)	(662)
Royalty related taxes	(478)	—	(18)	(496)

Results of oil and gas producing activities (b)	1,027	30	274	1,331

(a)	Exploration expenses exclude capitalised exploration, evaluation and development expenditures of US$25 million (2005: US$11 million) which would have been expensed under US GAAP. In a related manner, depreciation is higher in 2006 by US$6 million (2005: US$1 million) than that determined under US GAAP.
(b)	Amounts shown exclude general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 2 to the financial statements. There are no equity minority interests.

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

Supplementary Oil and Gas Information - unaudited

Supplementary oil and gas information continued

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
Standardised measure
2006
Future cash inflows	35,666	13,351	4,758	53,775
Future production costs	(11,465)	(1,682)	(1,158)	(14,305)
Future development costs (a)(b)	(3,971)	(2,007)	(313)	(6,291)
Future income taxes	(5,945)	(2,761)	(1,215)	(9,921)

Future net cash flows	14,285	6,901	2,072	23,258
Discount at 10% per annum	(6,430)	(2,531)	(465)	(9,426)

Standardised measure	7,855	4,370	1,607	13,832

2005
Future cash inflows	29,356	10,107	4,749	44,212
Future production costs	(10,402)	(1,242)	(1,146)	(12,790)
Future development costs (a)(b)	(3,467)	(1,633)	(326)	(5,426)
Future income taxes	(4,583)	(1,962)	(1,101)	(7,646)

Future net cash flows	10,904	5,270	2,176	18,350
Discount at 10% per annum	(4,989)	(1,956)	(473)	(7,418)

Standardised measure	5,915	3,314	1,703	10,932

(a)	Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2006 are estimated to be US$1,413 million and this amount has been included in the Standardised measure calculation.
(b)	Future costs to develop proved undeveloped reserves over the next three years are expected to be US$1,356 million (2007), US$1,071 million (2008) and US$686 million (2009).

Changes in the Standardised measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2006 US$M	2005 US$M
Changes in the Standardised measure
Standardised measure – beginning of period	10,932	8,021
Revisions:
Prices, net of production costs	5,700	4,672
Revisions of quantity estimates (a)	583	397
Accretion of discount	1,560	1,136
Changes in production timing and other (b)	(1,299)	(675)

	17,476	13,551
Sales of oil and gas, net of production costs	(4,114)	(2,795)
Sales of reserves-in-place	21	(230)
Development costs incurred which reduced previously estimated development costs	1,037	985
Extensions and discoveries, net of future costs	971	751
Changes in future income taxes	(1,559)	(1,330)

Standardised measure – end of the year	13,832	10,932

(a)	Changes in reserves quantities are shown in the Oil and Gas Reserves tables.
(b)	Includes the effect of foreign exchange and changes in future development costs.

Supplementary Oil and Gas Information—unaudited

Supplementary oil and gas information continued

Production

The table below details our Petroleum CSG’s historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the three years ended 30 June 2006, 2005 and 2004. We have shown volumes and tonnages of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP Billiton Group share of production Year ended 30 June
	2006	2005	2004
Petroleum
Crude oil and condensate (’000 of barrels)
Australia/Asia	25,401	31,090	38,912
Americas	7,327	7,605	7,477
Europe/Africa/Middle East	13,145	12,145	11,638

Total crude oil and condensate	45,873	50,840	58,027

Natural gas (M of cubic feet)
Australia/Asia (domestic)	203.38	189.83	165.35
Australia/Asia (LNG) (leasehold production)	88.20	83.09	60.84
Americas	8.04	15.01	20.59
Europe/Africa/Middle East	60.82	57.75	77.56

Total natural gas	360.44	345.68	324.34

LPG (’000 tonnes)
Australia/Asia (leasehold production)	641.12	640.13	652.85
Europe/Africa/Middle East (leasehold production)	172.72	219.97	200.68

Total LPG	813.84	860.10	853.53

Ethane (’000 tonnes)
Australia/Asia (leasehold production)	106.15	101.53	94.30

Total petroleum products (M barrels of oil equivalent) (1)	115.95	119.03	122.47

Average sales price
Oil and condensate (US$ per barrel)	61.90	47.16	32.24
Natural gas (US$ per thousand cubic feet)	3.33	2.98	2.62
Average production cost (2)
US$ per barrel of oil equivalent (including indirect taxes)	6.40	5.72	4.32
US$ per barrel of oil equivalent (excluding indirect taxes)	5.01	4.16	3.27

(1)	Total barrels of oil equivalent (boe) conversions based on the following: 6,000 scf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.
(2)	Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown excluding resource tax and including and excluding other indirect taxes and duties and including the foreign exchange effect of translating local currency denominated costs and indirect taxes into US$. In prior years resource taxes were included; production costs have been restated to exclude resource taxes.

Supplementary Oil and Gas Information - unaudited

Accounting for suspended exploratory well costs

Refer to Accounting Policies “Exploration and evaluation expenditure” and “Development expenditure” in Note 1 for a discussion of the accounting policies applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following table presents the changes to capitalised exploratory-well costs that were pending the determination of proved reserves for the two years ended 30 June 2006 and 30 June 2005.

	2006 US$M	2005 US$M

Movement in capitalised exploratory well costs
Balance at the beginning of period	257.4	202.9
Additions to capitalised exploratory well costs pending the determination of proved reserves	79.1	121.9
Capitalised exploratory well costs charged to expense	(77.9)	(2.5)
Reclassifications to development	—	(62.7)
Reclassifications to assets held for sale	(45.0)	—
Other changes	2.1	(2.2)

Balance at the end of the year	215.7	257.4

The following table provides an aging of capitalised exploratory-well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs have been capitalised for a period greater than one year since the completion of drilling:

	2006 US$M	2005 US$M

Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	166.3	205.6
Exploratory well costs capitalised for a period greater than one year	49.4	51.8

Balance at the end of the year	215.7	257.4

	2006	2005
Number of projects that have been capitalised for a period greater than one year	4	5

At 30 June 2006 there were no exploratory wells in areas where major capital expenditures will be required and no further exploratory drilling is planned.

Included in capitalised exploratory well costs at 30 June 2006 was $3.5 million related to exploratory wells that were associated with areas not requiring major capital expenditure before production could begin, where more than one year has elapsed since the completion of drilling. These wells form part of the North West Shelf joint ventures long term development plans and will be developed when reserves are required.