Form 20-F/A
period 2006-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2006-12-18
CIK 811809, 1171264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT

Commission file number: 001-09526	Commission file number: 001-31714

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

EXPLANATORY NOTE

BHP Billiton Limited and BHP Billiton Plc are filing this Amendment No. 1 on Form 20-F/A to their Annual Report on Form 20-F for the fiscal year ended 30 June 2006, which was originally filed with the Securities and Exchange Commission on 25 September 2006, to amend Items 18 and 19 by including separate audited financial statements for Minera Escondida Limitada as of 30 June 2006 and 2005 and the related statements of income, equity and cash flows for the years then ended, and the accompanying audit report of KPMG Ltda. These financial statements are being filed because Minera Escondida Limitada has exceeded certain tests of significance under Rule 3-09 of Regulation S-X.

This Amendment does not reflect events that have occurred after the 25 September 2006 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendments described above.

1

Item 18. Financial Statements

The consolidated financial statements of the BHP Billiton Group were included as pages F-1 to F-115 of the Form 20-F filed on 25 September 2006. The separate financial statements of Minera Escondida Limitada are included as pages F-1 to F-47 of this Amendment No. 1.

2

EXHIBITS

Exhibit 1	Constitution

1.1	Constitution of BHP Billiton Limited.**

1.2	Articles of Association of BHP Billiton Plc.**

Exhibit 4	Material Contracts
4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc.*

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.*

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.*

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited.*

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc.*

4.6	Service Contract dated 21 August 2003 between BHP Billiton Limited, BHP Billiton Plc and Charles. W. Goodyear.***

4.7	Contract of employment dated 1 September 2003 between BHP Billiton Plc and Miklos Salamon. ***

4.8	Contract of employment dated 1 September 2003 between BHP Billiton Services Jersey Limited and Miklos Salamon. ***

4.9	Form of Service Agreement for Specified Executives (referred to in this Annual Report as the Key Management Personnel).****

Exhibit 8	List of Subsidiaries
8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc. †

Exhibit 12	Certifications
12.1	Certification by Chief Executive Officer, Mr Charles Goodyear, dated 18 December 2006.

12.2	Certification by Chief Financial Officer, Mr Alex Vanselow, dated 18 December 2006.

Exhibit 13	Certifications
13.1	Certification by Chief Executive Officer, Mr Charles Goodyear, and Chief Financial Officer, Mr Alex Vanselow, dated 18 December 2006.

Exhibit 15
15.1	Consent of Independent Accounting Firm to incorporation of audit report relating to BHP Billiton Limited and BHP Billiton Plc by reference in registration statements on Form F-3 and Form S-8. †

15.2	Consent of Independent Accounting Firm to incorporation of audit report relating to Minera Escondida Limitada by reference in registration statements on Form F-3 and Form S-8.

*	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.
**	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2002 on 23 December 2002.
***	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2003 on 23 October 2003.
****	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2005 on 3 October 2005.
†	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2006 on 25 September 2006.

3

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused this Amendment No. 1 to their annual report to be signed on their behalf by the undersigned, thereunto duly authorised.

Date: 18 December 2006

/s/ ALEX VANSELOW

Chief Financial Officer

4

MINERA ESCONDIDA LIMITADA

Financial Statements

June 30, 2006 and 2005

(With Independent Auditor’s Report Thereon)

MINERA ESCONDIDA LIMITADA

Independent Auditors’ Report

The Owners

Minera Escondida Limitada:

We have audited the accompanying balance sheets of Minera Escondida Limitada as of June 30, 2006 and 2005, and the related statements of income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minera Escondida Limitada as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG Ltda.

Santiago, Chile

15 October 2006

MINERA ESCONDIDA LIMITADA

Balance Sheets

June 30, 2006 and 2005

(in thousands of USD)

	2006	2005
Assets

Current assets:
Cash and cash equivalents	12,400	153,166
Trade accounts receivable	1,450,018	524,196
Due from related companies	28,544	25,463
Other receivables, including employee receivables	7,125	14,098
Production inventories	107,129	70,347
Supplies and spare parts, net	50,601	34,522
Other current assets	152,758	26,539

Total current assets	1,808,575	848,331

Property, plant and mine development, net	3,378,681	2,922,449

Other assets:
Deferred stripping, net	441,111	492,533
Intangible assets, net	56,969	62,554
Other assets, net	134,705	112,875

Total other assets	632,785	667,962

Total assets	5,820,041	4,438,742

(Continued)

MINERA ESCONDIDA LIMITADA

Balance Sheets

June 30, 2006 and 2005

(in thousands of USD)

	2006	2005
Liabilities and Owners’ Equity

Current liabilities:
Short-term debt	190,000	133,000
Short-term portion of senior unsecured debt	85,000	85,000
Short-term portion of subordinated owners’ debt	48,000	40,500
Short-term portion of bonds	40,000	40,000
Accounts payable to suppliers	152,812	107,102
Due to related companies	29,518	24,019
Accrued liabilities and withholdings	87,015	104,158
Sundry creditors	4,061	3,752
Income taxes payable	255,088	100,887
Deferred income taxes	77,303	20,403
Interest payable	18,951	16,327
Financial liabilities	187,473	—

Total current liabilities	1,175,221	675,148

Long-term liabilities:
Senior unsecured debt	827,500	912,500
Subordinated owners’ debt	362,000	410,000
Bonds	18,578	57,819
Sundry creditors	55,527	59,582
Accrued employee severance indemnities	56,360	47,046
Deferred income taxes	188,110	151,175
Accruals and reclamation reserve	96,668	72,475

Total long-term liabilities	1,604,743	1,710,597

Owners’ equity:
Paid-in capital	597,902	547,902
Retained earnings	2,442,175	1,505,095

Total owners’ equity	3,040,077	2,052,997

Total liabilities and owners’ equity	5,820,041	4,438,742

Accompanying notes from 1 to 24 are an integral part of these financial statements.

(Continued)

MINERA ESCONDIDA LIMITADA

Statements of Income

June 30, 2006 and 2005

(in thousands of USD)

	2006	2005
Operating revenues:
Sales	8,073,540	3,887,684
Refining and treatment charges	(762,021)	(390,654)
Concentrate and cathode shipping charges	(149,716)	(117,264)

Net sales	7,161,803	3,379,766

Operating costs and expenses
Cost of products sold	(1,231,376)	(970,391)
Sales commissions	(14,209)	(8,703)

Net operating income	5,916,218	2,400,672

Non-operating income (expense):
Interest income	10,500	5,245
Interest expense	(57,391)	(68,550)
Realized fair value change – derivative	(188,086)	—
Unrealized fair value change – derivative	(95,746)	—
Exchange loss, net	(14,270)	(16,063)
Miscellaneous expenses, net	(54,588)	(48,089)

Non-operating expense	(399,581)	(127,457)

Income before income taxes	5,516,637	2,273,215
Income taxes	(1,029,557)	(389,713)

Net income for the year	4,487,080	1,883,502

Accompanying notes from 1 to 24 are an integral part of these financial statements.

(Continued)

MINERA ESCONDIDA LIMITADA

Statements of Equity

June 30, 2006 and 2005

(in thousands of USD)

	Capital	Retained earnings	Total stockholders equity
Balance at July 1, 2004	531,202	708,452	1,239,654
Net income	—	1,883,502	1,883,502
Capitalization of retained earnings	16,700	(16,700)	—
Dividends declared	—	(1,070,159)	(1,070,159)

Balance at June 30, 2005	547,902	1,505,095	2,052,997

Net income	—	4,487,080	4,487,080
Capitalization of retained earnings	50,000	(50,000)	—
Dividends declared	—	(3,500,000)	(3,500,000)

Balance at June 30, 2006	597,902	2,442,175	3,040,077

Accompanying notes from 1 to 24 are an integral part of these financial statements.

(Continued)

MINERA ESCONDIDA LIMITADA

Statements of Cash Flows

June 30, 2006 and 2005

(in thousands of USD)

	2006	2005
Cash flows from operating activities:
Cash received from customers	6,248,350	3,271,382
Cash paid to suppliers and employees	(727,807)	(698,067)
Interest received	10,500	5,245
Other payments	(36,305)	47,554
Interest paid	(92,615)	(73,362)
Income taxes paid	(780,212)	(367,130)
Realized fair value change – derivative	(188,086)	—
Other expenses paid	(13,317)	(44,423)
Deferred stripping costs	(290,392)	(261,422)

Net cash flows provided by operating activities	4,130,116	1,879,777

Cash flow from investing activities:
Proceeds from sale of equipment	1,250	2,071
Exploration activities	(9,410)	(10,369)
Purchase of property, plant and equipment	(650,478)	(591,313)

Net cash flows used in investing activities	(658,638)	(599,611)

Cash flow from financing activities:
Borrowing from banks and financial institutions	190,000	229,500
Dividends paid	(3,500,000)	(1,070,159)
Principal payments on long-term debt	(221,744)	(365,500)
Interest payments on bonds	(40,000)	(40,000)
Repayments of loans from related parties	(40,500)	(33,000)

Net cash flows used in financing activities	(3,612,244)	(1,279,159)

Net cash flows for the year	(140,766)	1,007
Cash and cash equivalents at beginning of year	153,166	152,159

Cash and cash equivalents at end of year	12,400	153,166

(Continued)

MINERA ESCONDIDA LIMITADA

Statements of Cash Flows

June 30, 2006 and 2005

(in thousands of USD)

	2006	2005
Reconciliation of net income to net cash flows provided by operating activities
Net income for the year	4,487,080	1,883,502

Result on sale of assets-
Gain from sale of equipment	(1,250)	671

Debits/(credits) to net income not representing cash flows:
Depreciation and amortization	280,324	209,040
Net foreign exchange loss	14,270	16,063
Deferred income taxes	106,499	31,289
Amortization of post-production mine development expenditures	333,637	230,618
Other debits not representing cash flows	—	13,680

(Increase)/decrease in current assets:
Trade accounts receivable	(916,412)	(185,246)
Deferred stripping	(290,392)	(261,422)
Due from related companies	(3,081)	(25,142)
Other receivables	(34,707)	(739)
Production inventories	(36,782)	(12,226)
Supplies and spare parts, net	(26,798)	(3,949)
Recoverable taxes	—	—
Other current assets	(84,539)	9,918

Increase/(decrease) in current liabilities:
Accounts payable to suppliers	(47,939)	(33,950)
Due to related companies	5,499	12,630
Accrued liabilities and withholdings	10,535	2,672
Sundry creditors	309	170
Income taxes payable	143,766	(13,079)
Financial liabilities	187,473	—
Other	2,624	5,277

Net cash flows from operating activities	4,130,116	1,879,777

Accompanying notes from 1 to 24 are an integral part of these financial statements.

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(1)	Description of Business

Minera Escondida Limitada (the “Company” or “Escondida”) is a mining company engaged in the exploration, extraction, processing, and marketing of mineral resources. The Company is currently exploiting the Escondida copper ore body located in the Second Region of the Republic of Chile, 170 kilometers southeast of the city of Antofagasta at an altitude of 3,100 meters above sea level. The Company produces copper concentrates and copper cathodes through an open-pit mining operation and cathode treatment plants at the mine site. The concentrate also includes gold and silver. The concentrate is transported by pipeline to the port facility in Coloso near Antofagasta where it is filtered and shipped to the customers. The copper cathodes are produced at an Oxide Plant, a heap leaching and SX/EW facility, located at the mine site. The copper cathodes are transported by rail to the port of Antofagasta for shipment to customers.

The Company was formed by public deed on August 14, 1985 as a partnership. As of June 30, 2006 and 2005, the Owners are as follows:

Percentage of Equity %
BHP Escondida Inc.	57.5
Rio Tinto Escondida Limited	30.0
JECO Corporation	10.0
International Finance Corporation	2.5

Total	100.0

The company has completed several expansions. The Phase I expansion was completed in 1993, Phase II in 1994 and Phase III in 1998. On December 1, 1998, Escondida commissioned its Oxide Leach Plant, a heap leaching operation and SX/EW plant. In January 1999, the Phase III.5 expansion was completed. The Phase IV expansion was completed in October 2002. On October 1, 2002, Minera Escondida Limitada merged with its related company Sociedad Contractual Minera Escondida, which until that date, held the mining rights over the Escondida copper ore body.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(2)	Summary of Significant Accounting Policies and Practices

(a)	General

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company maintains accounting records in United States dollars, the Company’s functional currency, as authorized by the Company’s Foreign Investment Contract with the Chilean government. Transactions in other currencies are recorded at actual rates realized. Year-end balances in Chilean pesos and other currencies are translated at the applicable closing exchange rates.

(b)	Cash Equivalents

Cash equivalents of $12,077 and $152,140 at June 2006 and 2005, respectively, consist of short term investments with an initial term of less than one month in financial instruments issued by Commercial Banks and Central Bank of Chile Papers. For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(c)	Trade Accounts Receivable

The accounts receivable balances at June 30, 2006 and 2005 include provisional invoices issued for copper concentrate and copper cathode shipments. Such invoices are based on the Company’s weights and assays, which are subject to review and final agreement by the customers. Under the terms of the sales contracts, the final prices to be received will also depend on the prices fixed for copper by independent metal exchanges, including the London Metal Exchange, during the future quotation periods applicable to each delivery. At June 30, 2006 and 2005, the sales under provisional invoicing arrangements have been valued based on forward price. Refining, treatment and shipping charges are netted against operating revenues in accordance with industry practices. Gold and silver revenues are deducted from the cost of products sold. The Company has not recorded an allowance for doubtful accounts, as management considers all accounts and notes receivable are collectible.

(d)	Inventory

Minerals in process (including stockpile inventory), copper concentrate and copper cathodes are valued at the lower of cost or market value. Mining and milling costs and non cash costs are included in the value of the inventories, as well as the allocated costs of central maintenance and engineering and the on-site general and administrative costs including all essential infrastructure support. Materials and supplies are valued at the lower of average cost and estimated net realizable value.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(e)	Financial Instruments

The Company accounts for derivatives and hedging activities in accordance with FASB Statement N° 133, Accounting for Derivative Instruments and Certain Hedging Activities as amended, which requires that all derivate instruments be recorded on the balance sheet at their respective fair value. Derivatives, including those embedded in other contractual arrangements but separated for accounting purposes because they are not clearly and closely related to the host contract, are initially recognized at fair value on the date the contract is entered into and are subsequently remeasured at their fair value. The resulting gain or loss on remeasurement is recognized in the income statement. The measurement of fair value is based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Company’s views on relevant prices.

The Company’s financial instrument policy is designed to achieve sales at the average annual LME price shifted forward by one month and three months, for cathodes and concentrates respectively, for all tonnes of copper shipped in a given calendar year. In the case where copper is sold with a different quotation period than our targeted standard price or shipments are not distributed evenly over the year, paper adjustments will be made.

Financial instruments in revenue – see note 2(q). Financial instruments in treatment charges – see note 24.

All derivatives are marked to market at year end.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(f)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Cost includes capitalized interest incurred during the construction and development period and during subsequent expansion periods.

Plant and equipment with a useful life of less than the life of the mine are depreciated on a straight-line basis over the respective useful lives, ranging from 3 to 11 years. The remaining items of plant and equipment are depreciated on a units-of-production basis over the life of the proven and probable copper reserves.

Mine development is depreciated on a units-of-production basis over the life of the proven and probable copper reserves. Land is not subject to depreciation.

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves of the mine as applicable.

Total depreciation and amortization for the years ended June 30, 2006 and 2005 was $280,324 and $209,040, respectively, and is included as a cost of the production of inventories.

Expenditures for replacements and improvements are capitalized when the asset’s standard of performance is significantly enhanced or the expenditure represents a replacement of a component of an overall tangible fixed asset which has been separately depreciated.

(g)	Mining Property

At June 30, 2006 and 2005, the Company has recognized certain costs relating to mining property as property, plant and equipment. These include:

i)	Costs incurred in delineating and developing the Escondida copper ore body and neighboring mineral areas of interest (in areas which have been subject to feasibility studies), together with the cost of drilling programs aimed at determining the extent of the mineral body, obtaining other technical data, and related direct expenses.

ii)	Other expenditure incurred in the pre-operating stage of the project.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(h)	Exploration

Exploration expenditures incurred in search of mineral deposits and the determination of the commercial viability of such deposits are charged against income as incurred until project feasibility is attained, from which time onward such costs are capitalized.

At June 30, 2006 and 2005 there where no capitalized exploration expenditure.

(i)	Intangible Assets

This corresponds to the fair value of the water right at the date of acquisition. This asset is amortized on a units-of-production basis over the life of proven and probable copper reserves.

(j)	Other Assets

Other assets consist of medium-grade ore stockpile, deferred borrowing expenses, spare parts and other minor assets.

The medium-grade ore stockpiled for future use is valued at the lower of average production cost or market value.

Borrowing expenses corresponding to the issuance of debt are capitalized and amortized based on the interest method over the period of the debt.

Spare parts are assets that will not be consumed within one year from balance sheet date, and are stated at cost and net of a provision for inventory obsolescence.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(k)	Deferred Stripping

Deferred stripping includes waste removal costs which are necessary to access the mineral resources to obtain economic benefits over future periods.

As of June 30, 2006 and 2005, the following costs have been recognized as deferred stripping:

i)	Stripping costs through October 1990.

ii)	Costs incurred in post-production mine development.

Pre stripping costs through October 1990 are included as part of property, plant and mine development. Post-production mine development costs are recorded in a long term deferred stripping account which is debited by all the mining costs exclusively associated to the waste removal. Credits or amortization to the account is made based on a proportion of the specific period production in relation to the life of mine production. Inventory valuation is calculated under weighted average price. Tonnes extracted have been defined as the unit of measure.

Amortization is calculated using the ratio of total estimated tonnes of waste to be removed to estimated tonnes of contained copper metal in the ore to be mined over the mine life (“the strip ratio”). The contained copper metal and waste is defined in base to Ore Reserve Policy under Life of Mine at least every year, with this the company determines the absorption ratio (Waste / Contained copper metal) which Deferred Stripped is translated to cost.

Our accounting for stripping cost smoothes the cost of waste-rock removal over the life of the mine, rather than expensing the actual waste removal cost incurred in each period.

Accounting practices in the mining industry vary for deferred stripping with some companies recognizing the total cost of waste removal expenditure in the period they occur. Such a policy, if followed, may result in greater volatility in the period to period results of operations.

The waste to ore ratio for the mining activities in Escondida was 2.84 for the year 2005 and 2.89 for year 2006. These ratios were obtained from the life of mine plan for the respective year.

The criteria for defining ore and waste is based on material moved every month. Waste is defined as the material below the cut-off copper grade and not commercially exploitable by the existing technology.

Deferred stripping unamortized expenses are presented in the balance sheet as part of the “Other non current Assets”. Amortized expenses are reported as part of the cost of sales.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(l)	Income Taxes

Pursuant to its Foreign Investment Agreement with the Chilean government, the Company has opted to pay income taxes based on the generally applicable rate in effect, instead of the fixed rate set forth in such agreement. As a result, current income taxes are calculated in accordance with existing Chilean tax legislation.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m)	Reclamation and Environmental Costs

The Company provides for the costs of mine reclamation activities as required by various Chilean governmental agencies and Escondida owners regarding required minimum environmental business conduct. Certain reclamation costs are incurred and expensed as part of ongoing mining operations where no current or future benefit is discernible. For other reclamation costs the estimated future cost of decommissioning and restoration, discounted to its net present value, is provided and capitalized as part of the cost of each project. The capitalized cost is amortized over the life of the project and the increase in the net present value of the provision is treated as an operating expense.

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement No. 143, Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts.

(n)	Severance Indemnities

The Company has an agreement with its employees to pay severance indemnities on termination of labor contracts. Provision has been made on the basis of one month’s remuneration per year of service, calculated on the latest month’s remunerations.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(o)	Use of Estimates

The preparation of the financial statements requires the management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimation and assumptions include the carrying amount of property, plant and equipment, mining property, exploration and intangibles; valuation allowances for receivables, inventories and deferred income tax assets; environmental liabilities; and obligations related to employee benefits. Actual results could differ from those estimates.

(p)	Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment (including mining property and exploration), and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized being the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(q)	Revenue Recognition

Revenue is recognized when title to Copper Concentrate and Copper Cathode passes to the buyer when the ships depart from the loading port. The passing of title to the customer is based on the terms of the sales contract.

Under our copper concentrate sales contracts with smelters, final prices are set on a specified future quotational period, typically three months after the month of arrival. For copper cathode sales contracts, final prices are typically one month after the month of arrival. Revenues are recorded under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from four to six months after shipment in copper concentrates and two months for copper cathodes. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a receivable on the balance sheet and is adjusted to fair value through revenue and cost of sales (for the smelting and refining charges of the sales) each period until the date of final copper settlement. The form of the material being sold, after deduction for smelting and refining is in an identical form to that sold on the London Bullion Market. The form of the product is metal in flotation concentrate, which is the final process for which the company is responsible.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(r)	Recently Issued Accounting Standards

In March 2005, the Emerging Issues Task Force (EITF) of the FASB reached a consensus in Issue No. 04-6 Accounting for Stripping Costs Incurred During Production in the Mining Industry (EITF 04-6) that stripping costs incurred during the production phase of a mine are variable production costs. As such, stripping costs incurred during the production phase are treated differently to stripping costs incurred during the development stage. This consensus is applicable for the financial year beginning after 15 December 2005. The Company in adopting EITF 04-6 will retrospectively adjust the 2006 financial year to record a credit to the income statement of $51,422 and a reduction to retained earnings at 1 July 2005 of $492,533. For the 2007 year all ongoing stripping costs will be recorded as production costs.

In March 2006, the EITF of the FASB reached a consensus in Issue No. 06-3 How Taxes Collected From Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation) (EITF 06-3). The disclosure required by the consensus will be applicable for annual reporting periods after December 15, 2006. This permits companies to elect to present on either a gross or net basis based on their accounting policy. This applies to sales and other taxes that are imposed on and concurred with individual revenue producing transactions between a seller and a consensus would not apply to tax systems that are based on gross receipts or total revenues. The Company is currently assessing the impact of EITF 06-3.

In June 2006, the FASB Interpretation No. 48 Accounting for Uncertainly in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48) was issued. FIN 48 required tax benefits from an uncertain position to be recognized only if it is more likely than not that the position is sustainable, based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in recognized tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognized tax benefits. FIN 48 first applies for the Group’s financial year beginning 1 July 2007. The Company is currently assessing the impact of adopting FIN 48.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(r)	Recently Issued Accounting Standards, Continued

In February 2006, the FASB issued Statement of Financial Accounting Standard No.155 Accounting for Certain Hybrid Financial Instrument (SFAS 155). SFAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivate that would otherwise have to be bifurcated from its host contract in accordance with SFAS 133. SFAS 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. Additionally, SFAS 155 requires that interest in securitized financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation (previously these were exempt from SFAS 133). SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Company is currently assessing the impact of adopting SFAS 155.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company is currently in the process of assessing the impact the adoption of SAB 108 will have on its financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140” (“SFAS 156”). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not believe the adoption of SFAS 156 will have a significant effect on its financial statements.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(r)	Recently Issued Accounting Standards, Continued

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently in the process of assessing the impact the adoption of SFAS 157 will have on its financial statements.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(3)	Cash and Cash Equivalents

As of June 30, 2006 and 2005, cash and cash equivalents are summarized as follows:

	2006	2005
Cash and bank deposits	323	1,026
Deposits	12,077	—
Deposits Chilean Central Bank	—	152,140

Total	12,400	153,166

(4)	Trade Accounts Receivable

Trade accounts receivable at June 30, 2006 and 2005, consist of the following:

	2006	2005
Domestic clients	154,595	56,932
Foreign clients	1,295,423	467,264

Total	1,450,018	524,196

(5)	Other Receivables, including employee receivables

Other receivables are summarized as follows:

	2006	2005
Accounts and notes receivable from employees	3,011	7,243
Other accounts receivables	4,114	6,855

Total	7,125	14,098

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(6)	Production Inventories

Production inventories are summarized as follows:

	2006	2005
Work in progress – Ore stockpiles	6,938	3,394
Minerals in process	56,570	28,047
Finished Goods – Copper concentrate	35,362	35,382
Finished Goods- Copper cathode	8,259	3,524

Total	107,129	70,347

(7)	Other Current Assets

Other current assets are summarized as follows:

	2006	2005
Prepayment and deferred expenses (a)	54,696	16,049
Derivative asset	50,298	—
Deposit	45,019	—
Tax for recovery	2,626	10,366
Other assets	119	124

Total	152,758	26,539

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(7)	Other Current Assets, Continued

(a)	Prepayment and deferred expenses.

Details of this account include:

	2006	2005
Prepayment for Power line	9,834	10,493
Prepayment for Mineral Rights	1,551	1,297
Deferred borrowing expenses	1,881	4,259
Derivative asset (price participation in refining)	41,430	—

Total	54,696	16,049

(8)	Property, Plant and Mine Development

Property, plant and mine development is summarized as follows:

	2006	2005
Land	4,252	4,252
Mining development costs (pre-production)	238,379	238,379
Machinery, vehicles and installations	4,030,912	3,640,934
Construction in progress	1,070,663	736,223

Sub total	5,344,206	4,619,788
Accumulated depreciation and amortization	(1,965,525)	(1,697,339)

Total	3,378,681	2,922,449

Depreciation and amortization expense amounted to $274,740 for the year ending June 30, 2006 and $204,290 for the year ending June 30, 2005.

Interest capitalized for the years ending June 30, 2006 and 2005 was $39,359 and $12,328, respectively.

The asset retirement obligation included in property, plant and mine development, net of accumulated amortization was $42,083 in 2006 and $19,679 for 2005.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(9)	Deferred Stripping, net

Deferred stripping is summarized as follows:

	2006	2005
Post-production mine development expenditures at beginning of year	492,533	463,100
Deferred expenditure incurred during the year	340,342	301,758
Charged to production cost during the year	(391,764)	(272,325)

Post-production mine development expenditures at end of year	441,111	492,533

The stripping waste/ore ratio according to life of mine applicable for year 2005 and 2006 was 2.84 and 2.89, respectively. The variance in year 2006 is due to changes to the new life of mine plan (LOM plan) which moves more waste to obtain the same level of ore tonnes.

The deferred stripping absorption rate in line with the life of mine for year 2005 was 11.54%. This ratio was increased for year 2006 to 11.88% because of the new LOM plan.

(10)	Intangible Assets, net

Intangible assets are summarized as follows:

	2006	2005
Water rights - at cost	75,886	75,886
Accumulated amortization	(18,917)	(13,332)

Total intangible assets, net	56,969	62,554

The above water rights were acquired from Minera Zaldívar in November 2000 and are related to operations of Phase IV of the mining project.

Aggregate amortization expense for amortizing intangible assets was $5,584 and $4,750 for the years ended June 30, 2006 and 2005, respectively. For each of the next 5 years amortization expenses for intangibles is expected to be $3,748 in 2007, $3,528 in 2008, $3,390 in 2009, $3,298 in 2010 and $3,298 in 2011 approx.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(11)	Other Assets, net (Non current)

Other assets are summarized as follows:

	2006	2005
Medium-grade ore stockpile (a)	86,419	75,808
Deferred borrowing expenses (b)	832	2,553
Spare parts (c)	33,734	23,015
Other assets (d)	13,720	11,499

Total	134,705	112,875

(a)	Medium-grade ore stockpile

During mining operations the portion of ore mined below a specific copper grade is stockpiled in the medium-grade ore stockpile for future use. This ore is valued as described in note 2(j).

(b)	Deferred borrowing expenses

The amortization expense for the periods ending June 30, 2006 and 2005 amounts to $1,721 and $2,975, respectively, calculated as described in note 2(j).

(c)	Spare parts

Corresponds to spare parts that will not be consumed within one year from balance sheet date.

(d)	Other assets

	2006	2005
Recoverable withholding taxes (*)	4,938	5,497
Notes receivable – employee housing program and Other	8,782	6,002

Total other assets	13,720	11,499

(*)	The Chilean Internal Revenue Service allows for the recovery of withholding taxes relating to technical service contracts over the tax life of the related asset. The non-current portion of recoverable withholding taxes has been included under other assets.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(12)	Balances and Transactions with Related Companies

(a)	Balances with related companies are summarized as follows:

i)	Due from - current

		2006	2005
Company	Nature of relationship

BHP Escondida Inc.	Parent Company	281	138
BHP Billiton Marketing AG	Common ownership	28,040	24,452
Other	Various	223	873

Total		28,544	25,463

ii)	Due to - current

		2006	2005
Company	Nature of relationship

BHP Minerals International Inc.	Common ownership	600	1,248
BHP Billiton Marketing AG	Common ownership	11,523	17,710
BHP Chile Inc.	Common ownership	15,123	2,440
BHP International Finance Corporation	Common ownership	926	822
Other	Various	1,346	1,799

Total		29,518	24,019

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(12)	Balances and Transactions with Related Companies, Continued

(b)	Transactions with related companies are summarized as follows:

			Revenue/(expense) for the year ended
			2006	2005
Company	Nature of relationship	Transaction

BHP Billiton Marketing AG	Common ownership	Sales agency commissions	(14,209)	(8,703)
		Reimbursement of expatriate salaries	(6,869)	(5,985)
BHP Billiton Marketing AG	Common ownership	Freight	(140,396)	(110,806)
BHP Billiton Marketing AG	Common ownership	Sales	400,111	146,458
BHP Chile Inc.	Common ownership	Financial service	(4,797)	(3,698)
	Common ownership	Reimbursement of capital project	(12,351)	(9,729)

Payment conditions for all intercompany liabilities is 30 days from the date the transactions are received and accepted.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(13)	Income Taxes

(a)	Current income taxes payable

Income tax expense attributable to income from continuing operations of $1,029,557 and $389,713 for the years ended June 30, 2006 and 2005, respectively, differed from the amounts computed by applying the Chilean income tax rate of 18.09% (17% for period to 31 December; 18.66% for period 1 January to 30 June) in 2006, (tax rate for the year ended June 30 2005 is 17%), to pretax income from continuing operations as a result of the following:

	2006	2005
Computed expected tax expense	997,710	386,447
Increase (reduction) in income taxes resulting from:
Adjustment to deferred tax assets and liabilities from increase in tax rate	36,692	—
Other, net	(4,845)	3,266

Computed effective tax expense	1,029,557	389,713

On 1 January 2006 the Chilean tax rate for the Company increased from 17% to 18.66% (Calendar year 2006 & 2007) and to 20.32% (from calendar year 2008 to 2018), following the introduction of a mining tax. The effect of this on current income tax from 1 January 2006 is included in “Computed expected tax expense”.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(13)	Income Taxes, Continued

(b)	Income tax charge for the year

The income tax charge for the year is summarized as follows:

	2006	2005
Current income taxes provision	935,722	361,050
Deferred income taxes	93,835	28,663

Total	1,029,557	389,713

All income tax expense is domestic tax. There is no foreign income tax expense.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of US$275,650. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(13)	Income Taxes, Continued

(c)	Deferred income taxes

Deferred income taxes are summarized as follows:

	2006		2005
	Current	Long-term	Current	Long-term
Deferred tax assets:
Obsolescence reserve	—	4,654	—	4,254
Price variance provision for provisional sales	10,435	—	—	—
Accrued employee annual leave	1,393	—	1,022	—
Accrued employee benefits	—	11,314	—	7,537
Accrued reclamation	—	17,656	—	10,481
Other	6,864	2,961	—	2,300

Gross deferred income tax assets	18,692	36,585	1,022	24,572

Deferred tax liability:
Property, plant and equipment, net	—	(130,213)	(15,214)	(165,144)
Deferred stripping	—	(84,779)	—	—
Post-production mine development	—	(5,931)	—	(9,445)
Capitalized interest	—	(3,772)	—	(1,158)
Price variance provision for provisional sales	(95,995)	—	(5,840)	—
Debt issuance costs	—	—	(371)	—

Gross deferred income tax liabilities	(95,995)	(224,695)	(21,425)	(175,747)

Net deferred tax liability	(77,303)	(188,110)	(20,403)	(151,175)

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(14)	Accrued Liabilities and Withholdings

Accrued liabilities and withholdings are summarized as follows:

	2006	2005
Accrued liabilities and withholdings for employee compensation	36,888	29,871
Accrued project and vendor costs	47,342	71,528
Other	2,785	2,759

Total	87,015	104,158

(15)	Accruals and Reclamation Reserve

Details of this account include:

	2006	2005
Restoration and Rehabilitation (a)	86,892	61,654
Deferred customs duties and other	9,776	10,821

Total	96,668	72,475

(a)	Provision for restoration and rehabilitation movements are summarized:

	2006	2005
Opening balance	61,654	59,924
Accretion	2,171	2,097
Increases to the provision	24,161	—
Payments	(1,094)	(367)

Closing balance	86,892	61,654

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(15)	Accruals and Reclamation Reserve, Continued

The estimated undiscounted value of the restoration & rehabilitation provision is US$171,000 for the period ending 30 June 2005 and US$287,080 for June 2006. The discount rate applied to the cash flows is 3.5% and it is not expected to have relevant payments in the next five years.

The provision for restoration & rehabilitation includes the dismantling of all the mine site facilities, including Los Colorados and Laguna Seca plant, the Cathode oxide plant, Cathode Sulphide Leach plant, a portion of the Coloso port facilities and the rehabilitation of the Salar de Punta Negra environment. Refer to note 8 for details of asset retirement obligation.

(16)	Short Term Debt

At the close of 2006 and 2005, the Company records short term debt as follows:

	Current Rate	Payment Date	2006	2005
Banco Santander Santiago	*L+0.035%	31/07	70,000	133,000
Banco Estado	*L+0.05%	21/07	70,000	—
Banco BCI	*L+0.05%	13/07	50,000	—

Total			190,000	133,000

(*)	L: LIBOR 30 days

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(17)	Long Term Debt

The balances of long-term debt outstanding are summarized as follows:

(a)	Senior unsecured debt

The balances of the senior unsecured debt outstanding (including the short-term position) are summarized as follows:

	Current rate	2006	2005
BNP Paribas (1998)	**L +0.25%	275,000	275,000
The Bank of Tokyo - Mitsubishi Ltd. (2001)	**L+0.175%	87,500	112,500
Japan Bank for International Cooperation (2001)	**L +0.25%	262,500	297,500
Kreditanstalt für Wiederaufbau (2001)	**L +0.275%	137,500	162,500
The Bank of Tokyo - Mitsubishi Ltd. (2005)	**L +0.275%	45,000	45,000
Japan Bank for International Cooperation (2005)	**L +0.20%	105,000	105,000

Sub total		912,500	997,500
Less:
Short term portion		(85,000)	(85,000)

Total		827,500	912,500

(**)	L: LIBOR 30 days

On June 12, 1998 the Company entered into an unsecured loan agreement for the amount of $275 million with BNP Paribas. As at June 30, 2006 the interest rate is LIBOR + 0.25%. The loan is due for repayment in June 2008 (full amount).

On September 14, 2001, the Company entered into a loan agreement for the amount of $500 million, of which $350 million is with Japan Bank for International Cooperation, and $150 million with a syndicate of banks, with The Bank of Tokyo-Mitsubishi Ltd. being the agent bank. At June 30, 2003, the total loan had been drawn down. The loan with Japan Bank for International Cooperation is payable in 20 semi-annual payments commencing March 1, 2004 and bears interest at LIBOR (180-day) plus 0.25%. The syndicate loan with The Bank of Tokyo-Mitsubishi Ltd. as lead bank is payable in 12 semi-annual payments commencing March 1, 2004, and at commencement bore interest at LIBOR (180-days) + 0.9%. On March 2006 the interest rate was renegotiated and decreased to LIBOR (180 days) + 0.175%. The outstanding balance as of June 30, 2006 was $350 million (June 30, 2005: $410 million).

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(17)	Long Term Debt, Continued

On January 31, 2005 the company entered into an unsecured loan agreement for the amount of $300 million of which $210 million is with Japan Bank for International Cooperation and $90 million with a syndicate of banks, with The Bank of Tokyo-Mitsubishi Ltd being the agent bank. The loan with Japan Bank for International Cooperation bears interest at LIBOR (180 days) + 0.20% and will mature after 12 years commencing 31 January 2010. The syndicate loan with The Bank of Tokyo-Mitsubishi Ltd as lead bank bears interest at LIBOR (180 days) + 0.275% and will mature in 5 years. The balance outstanding as of June 30 2006 was $150 million (June 30, 2005: $150 million).

On September 14, 2001, the Company entered into a loan agreement for the amount of $ 200 million with Kreditanstalt für Wiederaufbau. The loan is payable in 16 semi-annual payments commencing April 1, 2004. At commencement the loan bore interest at LIBOR (180 days) + 0.75%. On December 2005 the interest rate was renegotiated and decreased to a rate of LIBOR (180 days) + 0.275%. The maturity of the loan did not change. The balance outstanding at June 30, 2006 was $137.5 million (June 30, 2005 –$162.5 million).

(b)	At June 30, 2006, the Company maintains unused lines of credit with Banco de Chile, Banco Scotiabank, Banco Santander Santiago, Banco Bice, Banco del Estado and Banco BCI totaling $60 million. These lines of credit are not committed.

The above loans in (a) and (b) are subject to certain covenants, the most restrictive of which require that:

i)	the total debt to Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) ratio be no greater than 2.75 to 1.0 at June 30, 2001, 3.50 to 1.0 at June 30, 2002, 3.00 to 1.0 at June 30, 2003 and 2.75 to 1.0 thereafter; and,

ii)	the net worth of the Company may not be less than US$900 million.

The senior unsecured debt ranks pari passu with any other senior unsecured debt.

The Company was in compliance with all debt covenants as of June 30, 2006 and June 30, 2005.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(17)	Long Term Debt, Continued

(c)	Subordinated Owners’ debt

	2006	2005
Lender

International Finance Corporation	10,250	11,262
Rio Tinto Finance PLC	123,000	135,150
JECO Corporation	41,000	45,050
BHP International Finance Corporation	235,750	259,038

Sub total	410,000	450,500
Less:
Short term portion	(48,000)	(40,500)

Total long-term portion	362,000	410,000

Drawdowns of subordinated Owners’ debt have been made as follows:

•	US$295 million during December 1998, payable in 30 semi-annual payments commencing on June 15, 1999. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.

•	US$200 million during May and June 2000, payable in 30 semi-annual payments commencing on December 15, 2000. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.

•	US$150 million on May 11, 2001, grace period of 5 years for principal payable in 20 semi-annual payments commencing on June 15, 2006. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.

Under the terms of the subordinated loan agreement, the borrower can elect to capitalize interest due on each payment date to existing debt. Interest payable is shown as a current liability until such time as the election is made or until such interest is paid. No interest was capitalized for the years ended June 30, 2006 and 2005.

The subordinated debt is unsecured.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(17)	Long Term Debt, Continued

(d)	Scheduled principal payments on long-term debt (including short-term portion) at June 30, 2006 are as follows:

	Senior Unsecured debt	Subordinated owner’s debt	Total
Principal payments during the year ending June 30

2007	85,000	48,000	133,000
2008	360,000	48,000	408,000
2009	85,000	48,000	133,000
2010	124,062	48,000	172,062
2011	73,125	48,000	121,125
2012 and after	185,313	170,000	355,313

Total	912,500	410,000	1,322,500

(18)	Bonds

Bond obligations at June 30, 2006 and 2005 are as follows:

	2006	2005
Total nominal value	200,000	200,000
Discount at issue	(6,510)	(6,510)

Net proceeds	193,490	193,490
Accumulated amortization of discount	5,088	4,329

Sub total	198,578	197,819
Less:
Principal repaid as of June 30	(140,000)	(100,000)
Current portion of principal outstanding	(40,000)	(40,000)

Total long-term portion	18,578	57,819

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(18)	Bonds, Continued

On October 22, 1999 the Company registered a Chilean bond issuance (N°218) with the Chilean Superintendence of Stock Corporations and Insurance Companies (SVS). The issuance was made as follows:

	Number of Bonds	Bond value	Total nominal value at issue	Outstanding nominal value
Series
A1	1,000	10	10,000	3,000
A2	400	100	40,000	12,000
A3	100	500	50,000	15,000
A4	100	1000	100,000	30,000

	1,600		200,000	60,000

Each series of bonds is being amortized over 5 years in 10 semi-annual installments commencing May 15, 2003. Interest accrues at 7.5% and payments are made semi-annually on May 15 and November 15. The Company had accrued interest of $552 and $921 at June 30, 2006 and 2005, respectively. No guarantees have been given.

The bonds are subject to certain restrictive financial covenants:

i)	The ratio of debt to Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) for the last twelve months must not exceed 6, based on the Chilean GAAP Financial Statements at December 31 of each year that the bonds are outstanding.

ii)	The Company’s net worth must not be less than $800 million.

The Company was in compliance with all bond covenants as of June 30, 2006 and June 30, 2005.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(19)	Sundry Creditors Long-Term

Sundry Creditors are summarized as follows:

	2006	2005
Liability outstanding for water rights acquired	59,582	63,326
Less:
Short-term portion (included in Sundry creditors-current	(4,055)	(3,744)

Total	55,527	59,582

The water rights purchased from Compania Minera Zaldivar is payable in 15 annual installments of $9,000 commencing July 1, 2001. Interest is calculated using the imputed interest method using a discount rate of 8.3%.

(20)	Interest Expense

Interest expense is summarized as follows:

	2006	2005
Interest incurred	(96,750)	(80,878)
Interest capitalized in fixed assets	39,359	12,328

Total	(57,391)	(68,550)

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(21)	Capital

Capital has been contributed as follows:

Initial capital (*)	65,727
Capitalization of retained earnings by public deed dated:
July 27, 1988	1,497
October 7, 1988	22,877
February 6, 1989	6,110
April 7, 1989	6,013
March 30, 2001	161,000
December 21, 2001	196,700
December 19, 2002	54,578
December 30, 2003	16,700
December 30, 2004	16,700

Capital as of June 30, 2005	547,902
Capitalization of retained earnings by public deed dated:
December 30, 2005	50,000

Capital as of June 30, 2006	597,902

(*)	The Company’s initial capital of $65,727 was contributed by the former partners Minera Utah de Chile Inc. and Getty Mining (Chile) Inc., and relates to property, plant and equipment, cash advances and exploration costs.

According to the Foreign Investment Contract between the state of Chile and the Minera Escondida Owners, the financial debt / equity ratio must not be lower of 75% - 25% by the end of every calendar year. The compliance by the Foreign Investors with the referred percentage is verified by the Executive Vice Presidency of the Foreign Investment Committee on December 31 of each year. To comply with this legal requirement, the company has capitalized the retained earnings mentioned above.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(22)	Fair Value of Financial Instruments

The Company’s financial instruments are composed of cash and cash equivalents, other receivables, recoverable taxes, accounts payable, other payables, due to and from related companies and accrued expenses (non derivatives). In management’s opinion, the carrying amount approximate the fair value due to their short-term nature of this instrument. In addition, the long-term debt does not present a significant difference between its carrying amount and its fair value, based on the re-negotiation performed and the current market rates.

(23)	Commitments and Contingencies

(1)	At June 30, 2006, the Company had entered into long-term contracts for the sale of approximately 9.5 million dry metric tons of concentrates in total, in predetermined annual amounts through the year 2015. Under the terms of the contracts, annual prices are based upon prevailing market prices.

(2)	Minera Escondida Limitada (MEL) entered into a Sales Agency Agreement for export tonnage with BHP Billiton Marketing A. G., a related party. This agreement, dated 1 January 2002, replaces the Sales Agency Agreement between MEL and BHP Billiton Minerals International Inc., originally signed in October 1985 between MEL and Utah International Inc., and amended in 1995. The sales commission is variable and can be up to 0.5% of monthly sale volumes. Shipping operations for export tonnage are covered by a Shipping Agency Agreement between Minera Escondida Limitada and BHP Billiton Marketing A.G. dated 1 January 2002, with a rate of US$68/wmt. Sales and shipping operations of Escondida within Chile are covered by a Domestic Marketing Services Agreement signed between Minera Escondida Limitada and BHP Chile Inc., dated 1 January 2002, with a rate of 0.125% of sales volumes.

(3)	On October 2004, Minera Escondida Limitada was sued by Mr. Juan Cabezas who alleges that Escondida infringed his intellectual property rights and breached confidentiality in relation to the installation of certain acid fog collection devices at Escondida’s Oxide plant in Chile. The devices are being installed in the Oxide plant by contractor SAME Limited.

The amount in dispute is approximately US$27 million.

The trial is in its first instance, the discussion period has ended and now is in the evidentiary period. As at June 30, 2006 there is no provision recorded.

(Continued)

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements

June 30, 2006 and 2005

(in thousands of USD)

(23)	Commitments and Contingencies, Continued

On March 2005, Minera Escondida Limitada (MEL) was sued by Thai Copper Industries Public Company Limited (TCI) who alleges that MEL has breached its obligation to sell quantities of copper concentrates to TCI on a yearly basis. The marketing contract was entered into on 23 March 1998 for a term of 5 years, commencing 1 January 1999. TCI was to take delivery of the copper concentrate at its smelter (which was not yet built) in Thailand. The contract was amended on December 17, 1998 to delay the commencement date to January 1, 2000 as TCI’s smelter was not built and could not take any deliveries. The amendment provided that if TCI notified MEL that the completion of the smelter was to be later than January 1, 2001, MEL could elect to terminate the marketing contract. TCI notified MEL on February 5, 2003 that it expected production at its new smelter to commence in the 2nd quarter of 2004. MEL terminated the marketing contract by letter dated April 2, 2003. TCI alleges that MEL had no right to terminate the contract and seeks recovery of US$30 million in alleged damages.

The dispute is being heard by the International Centre for Dispute Resolution in New York. The hearing will take place on December 11, 12 and 13, 2006. As at June 30, 2006 there is no provision recorded.

MEL is currently in conversations with TCI in order to end this trial. The settlement will have no obligations for Escondida and merely entails TCI to withdraw the litigation.

(24)	Financial Instruments

The Company is exposed to movements in the prices of the products it produces which are generally sold as commodities on the world market. Relevant information on the Company’s material cash-settled commodity contracts, which have been recognized at fair value in the income statement, is provided below:

Forwards	Buy fixed/sell floating	Sell fixed/buy floating
Volume (‘000 tonnes)	70	125
Average price of fixed contract (US$)	7	7
Term to maturity (years)	0-1	0-1
Notional amount of fixed contract (US$M)	479	854

Price participation clauses are part of the TC/RC (treatment and refining charges) element of concentrate sales contracts. These price participation clauses include an embedded derivative, and as such have been marked to fair value for the reporting period. The impact of this adjustment can be found in the income statement under “Unrealized fair value change – derivatives”, while the balance sheet impact is recorded under “Financial Liabilities”.

(Continued)

MINERA ESCONDIDA LIMITADA

Supplementary Information - Unaudited

June 30, 2006 and 2005

(in thousands of USD)

Mining Operations Information

BHP Billiton owns 57.5% of Minera Escondida. The other 42.5% is owned by the affiliates of Rio Tinto plc (30%): JECO, a subsidiary of Mitsubishi Corporation (10%) a consortium represented by Mitsubishi Corporation (7%), Mitsubishi Materials Corporation (1%), Nippon Mining and Metals (2%) and the International Finance Corporation, (2.5%).

Minera Escondida Limitada holds a mining concession from the Chilean state that remains valid indefinitely (subject to payment of annual fees).

The mine is accessible by public / private road.

Original construction of the operation was completed in 1990. The project has since undergone four phases of expansions at an additional cost of $2,125 million plus $451 million for the construction of an oxide plant.

In October 2005, the Escondida Norte expansion was completed at a cost of $431 million.

In June 2006, the Escondida Sulphide Leach copper project achieved first production. The approved cost for the project was $870 million.

Escondida has two processing streams: two concentrator plants in which high quality copper concentrate is extracted from sulphide ore through a floatation extraction process; and a solvent extraction plant in which leaching, solvent extraction and electrowinning are used to produce copper cathode.

Nominal production capacity is 3.2 Mtpa of copper concentrate and 150,000 tonnes per annum of copper cathode.

Escondida Sulphide Leach copper plant has the capacity to produce 180,000 tonnes per annum of copper cathode.

Separate transmission circuits provide power for the Escondida mine facilities. These transmission lines, which are connected to Chile’s northern power grid, are company-owned and are sufficient to supply Escondida post Phase IV. Electricity is purchased under contracts with local generating companies.

(Continued)

MINERA ESCONDIDA LIMITADA

Supplementary Information - Unaudited

June 30, 2006 and 2005

(in thousands of USD)

Ore Reserves

The ore reserves tabulated are all held within existing, fully permitted mining tenements. The Company’s minerals leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

All of the ore reserve figures presented represent estimates at 30 June 2006. All tonnes and grade information presented have been rounded; hence small differences may be present in the totals. In addition, all reserve tonnages and grades include dilution and are quoted on a dry basis, unless otherwise stated.

No third party audits have been carried out specifically for the purpose of this disclosure.

The reported reserves contained in this annual report do not exceed the quantities that, it is estimated, could be extracted economically if future prices were at similar levels to the average historical prices for traded metals for the three years to 31 Dec 2005. Current operating costs have been matched to the average of historical or long term contract prices in accordance with Industry Guide 7.

The three year historical average prices used for each commodity to estimate, or test for impairment of, the reserves of traded metals contained in this annual report are as follows:

Commodity	Price US$
Copper	1.26/lb

(Continued)

MINERA ESCONDIDA LIMITADA

Supplementary Information - Unaudited

June 30, 2006 and 2005

(in thousands of USD)

Ore Reserves

		Proven Ore Reserve			Probable Ore Reserve			Total Ore Reserve
Commodity Deposit (1,2,3)	Ore type	Millions of dry metric tonnes	% TCu	% SCu	Millions of dry metric tonnes	% TCu	% SCu	Millions of dry metric tonnes	% TCu	% SCu	Nominal production capacity (Mtpa)	Mine life based on Reserve (years)
Copper

Escondida	Oxide	69	0.74	0.67	15	0.77	0.55	85	0.75	0.65
	Sulphide	555	1.18	—	846	1	—	1,401	1.07	—
	Sulphide Leach	592	0.51	—	994	0.51	—	1,586	0.51	—
Escondida Norte	Oxide	5	1.55	120	20	1.47	1.14	25	1.49	1.15
	Sulphide	149	1.55	—	321	1.34	—	470	1.41	—
	Sulphide Leach	59	0.55	—	549	0.61	—	608	0.6	—
Total Escondida (4,5)	Oxide	74	0.79	0.71	35	1.17	0.88	109	0.92	0.76	149	28
	Sulphide	704	1.26	—	1,167	1.09	—	1,872	1.16	—
	Sulphide Leach	651	0.51	—	1,543	0.55	—	2,194	0.53	—

(Continued)

MINERA ESCONDIDA LIMITADA

Supplementary Information - Unaudited

June 30, 2006 and 2005

(in thousands of USD)

Notes to previous table

1)	% TCu – per cent total copper, %SCu – per cent soluble copper

2)	Approximate drill hole spacing used to classify the reserves is:

Deposit	Proven Reserve	Probable Ore Reserve
Escondida	Sulphide: 60m x 60m	Sulphide: 100m x 100m
	Sulphide leach: 60m x 60m	Sulphide leach: 105m x 105m
	Oxide: 45m x 45m	Oxide: 50m x 50m

Escondida Norte	Sulphide: 60m x 60m	Sulphide: 100m x 100m
	Sulphide leach: 60m x 60m	Sulphide leach: 110m x 110m
	Oxide: 45m x 45m	Oxide: 50m x 50m

3)	Metallurgical recoveries for the operations are:

Deposit	%Cu
Escondida:
Sulphide	85% of TCu;
Sulphide Leach	34% of TCu;
Oxide	75% of TCu

Escondida Norte:
Sulphide	85% of TCu;
Sulphide Leach	34% of TCu;
Oxide	75% of TCu

4)	Changes in the Escondida and Escondida Norte reserves from 2005 include an updated geological model using new data, updated cost and price estimates, full valuation of sulphide leach ore in ultimate pit limits, and variable cut-off grade of sulphide mill ore. Oxide ore scheduled for mining after closure of oxide leach plant has been reclassified and reported as Sulphide Leach. Part of the Sulphide Leach stockpile has been removed from Reserve classification due to uncertainty in tonnage, grade and metallurgical properties, pending additional study. In future reserve reports, the two mines will be combined into a single reportable reserve. For this year’s reporting both mines are reported with the combined total. Economic and metallurgical studies are being conducted to evaluate optimal sulphide leach cut-off grades, which may lead to revision in the reserve. The price used for Escondida and Escondida Norte was Cu = US$1.26/lb.

(Continued)

5)	Escondida production rate and mine life estimate is based on the current life-of-mine plan which uses a future variable production rate from both the Escondida and Escondida Norte pits. The current combined nominal production rate available to the operation is 216 million tonnes per annum.

Proven reserves in stockpiles

Proven reserves in stockpiles at June 30, 2006 are:

Escondida Copper	Millions of dry metric tonnes	% TCu	% SCu
Sulphide Ore	16.3	1.12	—
Sulphide Leach	164.7	0.51	—
Oxide Ore	61.1	0.72	0.68

These reserves will be used as follow:

Sulphide Ore	13 Years
Sulphide Leach	13 Years
Oxide Ore	8 Years

No stockpiles existed at June 30, 2006 for Escondida Norte.

(Continued)