Form 20-F
period 2007-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2007-09-26
CIK 811809, 1171264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 30 JUNE 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	Date of event requiring this shell company report

Commission file number: 001-09526	Commission file number: 001-31714

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

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

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,357,503,573	2,366,462,002

If this report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes    ☐        No    ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Yes    ☒        No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒            Accelerated filer ☐            Non-accelerated filer ☐

12.3	Dividends	199
12.4	Share price information	200
12.5	Taxation	201
13	Exhibits	206

Form 20-F Cross Reference Table

Item Number	Description	Report section reference

1.	Identity of directors, senior management and advisors	Not applicable

2.	Offer statistics and expected timetable	Not applicable

3.	Key Information

A	Selected financial information	1.4.1

B	Capitalisation and indebtedness	Not applicable

C	Reasons for the offer and use of proceeds	Not applicable

D	Risk factors	1.5

4.	Information on the company

A	History and development of the company	2.2.1

B	Business overview	2.2.1 to 2.8, 4.0 to 4.4

C	Organisational structure	2.10
D	Property, plant and equipment	2.2.2, 2.2.3, 2.2.4, 2.2.5, 2.2.6, 2.2.7, 2.2.8, 2.2.9, 2.2.10, 2.13.1, 2.13.2 and 3.7.2
4A.	Unresolved staff comments	None

5.	Operating and financial review and prospects

A	Operating results	3.6

B	Liquidity and capital resources	3.7

C	Research and development, patents and licenses etc	2.5, 2.6, 2.7

D	Trend information	3.4.1 to 3.4.7

E	Off-balance sheet arrangements	3.8

F	Tabular disclosure of contractual obligations	3.8, Notes 29 and 30 to the financial statements

6.	Directors, senior management and employees

A	Directors and senior management	5.1, 5.2

B	Compensation	7

C	Board practices	6.1 to 6.12

D	Employees	2.9, 8.8

E	Share ownership	8.19, 8.20, 8.21

7.	Major shareholders and related party transactions

A	Major shareholders	12.2

B	Related party transactions	3.9

C	Interests of experts and counsel	Not applicable

8.	Financial Information

A	Consolidated statements and other financial information	F-1-F-110

B	Significant changes	3.10

9.	The offer and listing

A	Offer and listing details	12.1

B	Plan of distribution	Not applicable

C	Markets	12.1

D	Selling shareholders	Not applicable

Item Number	Description	Report section reference

E	Dilution	Not applicable

F	Expenses of the issue	Not applicable

10.	Additional Information

A	Share capital	Not applicable

B	Memorandum and articles of association	2.12

C	Material contracts	2.11

D	Exchange controls	2.8.3

E	Taxation	12.5

F	Dividends and paying agents	Not applicable

G	Statement by experts	Not applicable

H	Documents on display	2.12.14

I	Subsidiary information	3.9

11.	Quantitative and qualitative disclosures about market risk	3.7.4

12.	Description of securities other than equity securities	Not applicable

13.	Defaults, dividend arrearages and delinquencies	There have been no defaults, dividends arrearages or delinquencies

14.	Material modifications to the rights of security holders and use of proceeds	There have been no material modifications to the rights of security holders and use of proceeds since our last Annual Report

15.	Controls and procedures	6.11

16.

16A.	Audit committee financial expert	6.5.1

16B.	Code of ethics	6.8

16C.	Principal accountant fees and services	6.11

16D.	Exemptions from the listing standards for audit committees	Not applicable

16E.	Purchases of equity securities by the issuer and affiliated purchasers	8.2

17.	Financial statements	Not applicable as Item 18 complied with

18.	Financial statements	F-1-F-110, Exhibit 15.3

19.	Exhibits	13

1.0 KEY INFORMATION

1.1 Our business

We are the world’s largest global diversified natural resources company, listed on the Australian, London and New York stock exchanges. Our Corporate Objective is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions. Our businesses maintain a significant presence in eight major commodity markets: oil and gas, aluminium, copper, nickel, iron ore, manganese, metallurgical coal and energy coal, with additional exposures to uranium, gold, zinc, lead and silver. We have approximately 34,000 employees, or 38,540 employees including the employees of our jointly controlled entities working in more than 100 operations in approximately 25 countries. Our market capitalisation at 30 June 2007 was in excess of US$165 billion. In FY2007, we generated revenue together with our share of jointly controlled entities’ revenue of US$47.5 billion and profit attributable to shareholders of US$13.4 billion.

We divide our Group into business units or Customer Sector Groups (CSGs), aligned with the commodities we extract and market. Our nine CSGs are:

•	Petroleum

•	Aluminium

•	Base Metals

•	Diamonds and Specialty Products

•	Stainless Steel Materials

•	Iron Ore

•	Manganese

•	Metallurgical Coal

•	Energy Coal

Due to recent growth, and a change in internal reporting structure, Iron Ore, Manganese and Metallurgical Coal, which were previously reported as the Carbon Steel Materials CSG are now reported as separate CSGs. For a description of activities of each of these CSGs refer to section 2.2.

Sections 1.2 and 1.3 have been omitted intentionally

1.4 Selected key measures

1.4.1 Financial information

Our selected financial information reflects the operations of the BHP Billiton Group, and should be read in conjunction with the 2007 financial statements, together with the accompanying notes.

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as outlined in note 1 ‘Accounting Policies’ to the financial statements. We publish our consolidated financial statements in US dollars.

	30 June
	2007	2006	2005
Consolidated Income Statement (US$M except per share data)
Revenue together with share of jointly controlled entities’ revenue	47,473	39,099	31,150
Less: share of jointly controlled entities’ external revenue included above	(7,975)	(6,946)	(4,428)
Revenue	39,498	32,153	26,722
Profit from operations	18,401	14,671	9,271
Profit attributable to members of BHP Billiton Group	13,416	10,450	6,396
Dividends per ordinary share – paid during the period (US cents)	38.5	32.0	23.0
Dividends per ordinary share – declared in respect of the period (US cents)	47.0	36.0	28.0
Earnings per ordinary share (basic) (US cents) (a)	229.5	173.2	104.4
Earnings per ordinary share (diluted) (US cents) (a)	229.0	172.4	104.0
Number of ordinary shares (millions)
– At period end	5,724	5,964	6,056
– Weighted average	5,846	6,035	6,124
– Diluted	5,866	6,066	6,156
Consolidated Balance Sheet (US$M)
Total assets	58,168	48,516	41,843
Share capital	2,922	3,242	3,363
Total equity attributable to members of BHP Billiton Group	29,667	24,218	17,575
Other financial information
Net operating cash flow (US$M)	15,595	10,476	8,374
Gearing (b)	22.5%	25.2%	32.8%
(a)

The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Limited and BHP Billiton Plc after deduction of the number of shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Trust, the BHP Performance Share Plan Trust and the BHP Bonus Equity Plan Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are shares and options contingently issuable under Employee Share Ownership Plans.

(b)	Refer to section 11 ‘Glossary’ for definitions

Details of the principal differences between IFRS and US GAAP are set out in note 38 “US Generally Accepted Accounting Principles disclosures” in the financial statements.

	30 June
Amounts in accordance with US GAAP	2007	2006	2005	2004	2003
(US$M except per share data)
Consolidated Income Statement
Sales revenue	39,498	32,153	26,722	22,887	15,608
Operating income	12,883	8,968	6,484	3,469	2,783
Net income attributable to members– total	13,163	9,747	6,323	2,681	1,564
Net income attributable to members - from continuing operations	13,163	9,747	6,323	2,681	1,559
Net income/loss – from discontinued operations	-	-	-	-	5

Per ordinary share (a):
Net income attributable to members
- Basic – from continuing operations (US cents)	225.2	161.5	103.2	43.1	25.1
- Diluted – from continuing operations (US cents)	224.4	160.7	102.6	42.9	25.0
- Basic – from discontinued operations (US cents)	-	-	-	-	-
- Diluted – from discontinued operations (US cents)	-	-	-	-	-
- Basic – total (US cents)	225.2	161.5	103.2	43.1	25.1
- Diluted – total (US cents)	224.4	160.7	102.6	42.9	25.0

Per American Depositary Share (ADS)
Net income attributable to members
- Basic – total (US cents)	450.4	323.0	206.4	86.2	50.2
- Diluted – total (US cents)	448.8	321.4	205.2	85.8	50.0

Consolidated Balance Sheet
Total assets	62,236	52,908	46,489	36,367	34,729
Share capital	2,922	3,242	3,363	3,603	3,537
Total equity attributable to members of BHP Billiton Group	32,636	27,430	21,632	18,494	16,560
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

(b)

On 1 July 2005, we changed our US accounting policy for pension and other post retirement benefits. Details of the impact on the FY2006 year, and pro forma disclosures for the FY2005 year had the policy been applied, are set out in note 39 “US Generally Accepted Accounting Principles disclosures” in the finanacial statements. Had the change in policy been applied to previous years, the impact on net income would not have been material in the FY2004, or FY2003 years. The impact on earnings per share would have been an increase of 0.6 US cents per share in FY2004, and decreases of 1.4 US cents per share in FY2003.

(c)

Effective 1 July 2006, the BHP Billiton Group has adopted EITF 04-6 ‘Accounting for Shipping Costs incurred During Production in the Mining Industry’. The change in accounting policy has been applied retrospectively for all periods presented above.

1.4.2 Operational information

Our Board and Executive Committee monitor a range of financial and operational performance indicators, reported on a monthly basis, to measure performance over time. We also monitor a comprehensive set of health, safety, environment and community contribution indicators

	30 June
	2007	2006	2005
People and Licence to operate - Health, safety, environment and community
Total Recordable Injury Frequency Rate (TRIFR) (a)	7.4	8.7	8.7
Voluntary community contribution (US$M) (a)	103.4	81.3	57.4
Production
Total petroleum products (Million barrels of oil equivalent)	116.19	117.36	118.88
Alumina and aluminium (‘000 tonnes)	5,800	5,549	5,512
Copper cathode and concentrate (‘000 tonnes)	1,250.1	1,267.8	1,034.0
Nickel (‘000 tonnes)	186.3	174.9	91.9
Iron ore (‘000 tonnes)	99,424	97,072	96,745
Metallurgical coal (‘000 tonnes)	38,429	35,643	37,303
Energy coal (‘000 tonnes)	87,025	85,756	87,416

(a)	Refer to section 11 ‘Glossary’ for definitions

1.5 Risk factors

We believe that, because of the international scope of our operations and the industries in which we are engaged, numerous factors have an effect on our results and operations. The following describes the material risks that could affect the BHP Billiton Group.

Fluctuations in commodity prices may negatively impact our results

The prices we obtain for our oil, gas, minerals and other commodities are determined by, or linked to, prices in world markets, which have historically been subject to substantial variations. Our usual policy is to sell our products at the prevailing market prices. The diversity provided by the Group’s broad portfolio of commodities may not fully insulate the effects of price changes. Fluctuations in commodity prices can occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, industry demand and supply balances, product substitution and national tariffs. Additionally, volatility in prices for most of our commodities will occur. The synchronisation of global commodity markets and influence of demand from China has impacted, and may continue to impact, price volatility. The influence of hedge and other financial investment funds participating in commodity markets has increased in recent years, contributing to higher levels of price volatility. The impact of potential longer-term sustained price shifts and shorter-term price volatility creates the risk that our financial and operating results and asset values will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

Our profits may be negatively affected by currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate. Fluctuations in the exchange rates of those currencies may have a significant impact on our financial results. The US dollar is the currency in which the majority of our sales are denominated. Operating costs are influenced by the currencies of those countries where our mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian dollar, South African rand, Chilean peso,

Brazilian real and US dollar are the most important currencies influencing our operating costs. Given the dominant role of the US currency in our affairs, the US dollar is the currency in which we measure our financial performance. It is also the natural currency for borrowing and holding surplus cash. We do not generally believe that active currency hedging provides long-term benefits to our shareholders. We may consider currency protection measures appropriate in specific commercial circumstances, subject to strict limits established by our Board. Therefore, in any particular year, currency fluctuations may have a significant impact on our financial results.

Failure to discover new reserves, enhance existing reserves or develop new operations may negatively affect our future results and financial condition

The increased demand for commodities in recent years has resulted in existing reserves being depleted at an accelerated rate. Because most of our revenues and profits are related to our oil and gas and minerals operations, our results and financial conditions are directly related to the success of our exploration and acquisition efforts and our ability to replace existing reserves. The rapid growth in demand for mining and petroleum industry-related technical skills, supplies and critical equipment has led to shortages and delays in these areas. The depletion of reserves has necessitated exploration and development of new operations in less-developed countries, which may increase land tenure and related political risks. A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

The influence of China may negatively impact our results in the event of a slowdown in consumption

The Chinese market has become a significant source of global demand for commodities. China now represents in excess of 45 per cent of global seaborne iron ore demand, 22 per cent of copper, 25 per cent of aluminium and 17 per cent of nickel demand. China’s demand for these commodities has more than doubled in the last five years.

Whilst this increase represents a significant business opportunity, our exposure to China’s economic fortunes and economic policies has increased. Sales into China generated US$9.3 billion, or 19.6 per cent of revenue including our share of jointly controlled entities’ revenue in the year ended 30 June 2007.

In recent times, we have seen a synchronised global recovery, resulting in upward movement in commodity prices driven partly by China’s demand. This synchronised demand has introduced increased volatility in the Group’s commodity portfolio. Whilst this synchronised demand has, in recent periods, resulted in higher prices for the commodities we produce, a slowing in China’s economic growth could result in lower prices for our products and therefore reduce our revenues.

In response to its increased demand for commodities, China is increasingly seeking self-sufficiency in key commodities, including investments in additional developments in other countries. These investments may impact future demand and supply balances and prices.

Actions by governments or political events in the countries in which we operate could have a negative impact on our business

We have operations in many countries around the globe, some of which have varying degrees of political and commercial stability. We operate in emerging markets, which may involve additional risks that could have an adverse impact upon the profitability of an operation. These risks could include terrorism, civil unrest, nationalisation, renegotiation or nullification of existing contracts, leases, permits or other agreements, and changes in laws and policy, as well as other unforeseeable risks. Risks relating to bribery and corruption may be prevalent in some of the countries in which we operate. If one or more of these risks occurs at one of our major projects, it could have a negative effect on the operations in those countries, as well as our overall operating results and financial condition.

Our business could be adversely affected by new government regulation such as controls on imports, exports and prices, new forms or rates of taxation and royalties. Increasing requirements relating to regulatory, environmental and social approvals can potentially result in significant delays in construction, and may adversely impact upon the economics of new mining and oil and gas properties, the expansion of existing operations and our results of operations.

In South Africa, the Mineral and Petroleum Resources Development Act (2002) (MPRDA) came into effect on 1 May 2004. The law provides for the conversion of existing mining rights (so called ‘Old Order Rights’) to rights under the new regime (‘New Order Rights’), subject to certain undertakings to be made by the company applying for such conversion. The Broad Based Socio Economic Empowerment Charter (Mining Charter), published under the MPRDA, requires that mining companies achieve

15 per cent ownership by historically disadvantaged South Africans of South African mining assets within five years, and 26 per cent ownership within 10 years. If we are unable to convert our South African mining rights in accordance with the MPRDA and the Mining Charter, we could lose some of those rights.

We operate in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. In Australia, the Native Title Act (1993) provides for the establishment and recognition of native title under certain circumstances. In South Africa, the Extension of Security of Tenure Act (1997) and the Restitution of Land Rights Act (1994) provide for various landholding rights. These Acts could negatively affect new or existing projects.

We may not be able to successfully integrate our acquired businesses

We have grown our business in part through acquisitions. We expect that some of our future growth will stem from acquisitions. There are numerous risks encountered in business combinations, and we may not be able to successfully integrate acquired businesses or generate the cost savings and synergies anticipated, which could negatively affect our financial condition and results of operations.

We may not recover our investments in mining and oil and gas projects

Our operations may be impacted by changed market or industry structures, commodity prices, technical operating difficulties, inability to recover our mineral, oil or gas reserves and increased operating cost levels. These may impact the ability for assets to recover their historical investment and may require financial write-downs adversely impacting our financial results.

Our non-controlled assets may not comply with our standards

Some of our assets are controlled and managed by joint venture partners or by other companies. Some joint venture partners may have divergent business objectives that may impact business and financial results. Management of our non-controlled assets may not comply with our health, safety, environment, and other standards, controls and procedures. Failure to adopt equivalent standards, controls and procedures at these assets could lead to higher costs and reduced production and adversely impact our results and reputation.

Operating cost pressures and shortages could negatively impact our operations and expansion plans

The strong commodity cycle and large numbers of projects being developed in the resources industry has led to increased demand for, and shortages in, skilled personnel, contractors, materials and supplies that are required as critical inputs to our existing operations and planned developments. Labour unions may seek to secure an increased share of the economic rent in the current environment. A number of key cost inputs consumed in our operations are commodity price-linked and have consequently been impacted by the higher commodity price environment. These factors have led, and could continue to lead to, increased capital and operating costs at existing operations, as well as impacting the cost and schedule of projects under development. Industrial action may impact our operations resulting in lost production and revenues.

We have undertaken, and may continue to undertake, activities to improve the cost and operating performance of our operations via our business excellence initiatives. These initiatives may not be successfully implemented, and potential operating cost and production benefits may not be fully realised.

Health, safety and environmental exposures and related regulations may impact our operations and reputation negatively

The nature of the industries in which we operate means our activities are highly regulated by health, safety and environmental laws. As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses.

Potential health, safety and environmental events that may materially impact our operations include fall of ground incidents in underground mining operations, aircraft incidents, explosions or gas leaks, incidents involving mobile equipment, uncontrolled tailings breaches or escape of polluting substances.

Longer-term health impacts may arise due to unanticipated workplace exposures by employees or site contractors. These effects may create future financial compensation obligations.

We provide for mine and site remediation. Changes in regulatory or community expectations may result in the relevant plans not being adequate. This may impact financial provisioning and costs at the affected operations.

We contribute to the communities in which we operate by providing skilled employment opportunities, salaries and wages, taxes and royalties and community development programs. Notwithstanding these actions, local communities may become dissatisfied with the impact of our operations, potentially affecting costs and production, and in extreme cases viability.

Legislation (such as REACH) requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment may impact our operations and markets. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs could negatively affect our financial results.

We may continue to be exposed to increased operational costs due to the costs and lost time associated with the HIV/AIDS and malaria infection rate of our African workforce. Because we operate globally, we may be affected by potential avian flu outbreaks in any of the regions in which we operate. The effects of avian flu may manifest themselves directly on employees, offices and operations, or indirectly on customers and markets. Despite our best efforts and best intentions, there remains a risk that health, safety and/or environmental incidents or accidents may occur that may negatively impact our reputation or licence to operate.

Unexpected natural and operational catastrophes may impact our operations

We operate extractive, processing and logistical operations in many geographic locations, both onshore and offshore. Our operational processes and geographic locations may be subject to operational accidents such as port and shipping incidents, fire and explosion, pitwall failures, loss of power supply, railroad incidents and mechanical failures. Our operations may also be subject to unexpected natural catastrophes such as earthquakes, flood, hurricanes and tsunamis. Existing insurance arrangements may not provide protection for all of the costs that may arise from such events. The impact of these events could lead to disruptions in production and loss of facilities adversely affecting our financial results.

Climate change and greenhouse effects may adversely impact our operations and markets

We are a major producer of energy-related products such as energy coal, oil, gas, liquefied natural gas and uranium. Energy is also a significant input in a number of our mining and processing operations. There is growing recognition that energy consumption is a contributor to global warming, greenhouse effects and potentially climate change.

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the potential impacts of climate change. The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol. The European Union Emissions Trading System (EU ETS), which came into effect on 1 January 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the EU. Our petroleum assets in the UK are currently subject to the EU ETS, as are our EU based customers. Elsewhere, there is current and emerging regulation, such as the mandatory renewable energy target in Australia or potential carbon trading regimes that will affect energy prices. From a medium and long-term perspective, we are likely to see changes in the margins of our greenhouse gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries in which we operate. These regulatory mechanisms may be either voluntary or legislated and may impact our operations directly or indirectly through our customers. Inconsistency of regulations may also change the attractiveness of the locations of some of our assets. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in the 25 or more countries in which we operate.

The potential physical impacts of climate change on our operations are highly uncertain, and will be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels. These effects may adversely impact the cost, production and financial performance of our operations.

Our human resource talent pool may not be adequate to support the Group’s growth

The current strong commodity cycle and our pipeline of development projects have increased demand for highly skilled executives and staff with relevant industry and technical experience. The inability of the Group and industry to attract and retain such people may adversely impact our ability to adequately resource development projects and fill roles and vacancies in existing operations. Similar shortages have also impacted, and may continue to affect, key engineering, technical service, construction and maintenance contractors utilised by us in development projects and existing operations. These shortages may adversely impact the cost and schedule of development projects and the cost and efficiency of existing operations.

Breaches in our information technology (IT) security processes may adversely impact the conduct of our business activities

We maintain global IT and communication networks and applications to support our business activities. IT security processes protecting these systems are in place and subject to assessment as part of the review of internal control over financial reporting. These processes may not prevent future malicious action or fraud by individuals or groups, resulting in the corruption of operating systems, theft of sensitive data, misappropriation of funds and disruptions to our business operations.

A breach in our governance processes may lead to regulatory penalties and loss of reputation

We operate in a global environment straddling multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future potential breaches of law, accounting or governance practice. Our Guide to Business Conduct and Anti-trust Protocols may not prevent non-adherence to business conduct protocols or instances of fraudulent behaviour and dishonesty. These may lead to regulatory fines, loss of operating licences and loss of reputation.

1.6 Forward looking statements

This Annual Report contains forward looking statements, including statements regarding:

•	estimated reserves

•	trends in commodity prices

•	demand for commodities

•	plans, strategies and objectives of management

•	closure or divestment of certain operations or facilities (including associated costs)

•	anticipated production or construction commencement dates

•	expected costs or production output

•	anticipated productive lives of projects, mines and facilities

•	provisions and contingent liabilities.

Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.

These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

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

We cannot assure you that our estimated economically recoverable reserve figures, closure or divestment of such operations or facilities, including associated costs, actual production or commencement dates, cost or production output or anticipated lives of the projects, mines and facilities discussed in this Annual Report, will not differ materially from the statements contained in this Annual Report.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.

2.0 INFORMATION ON THE COMPANY

2.1 BHP Billiton locations

We generally extract and process minerals, oil and gas in the southern hemisphere from our major production operations in Australia, Latin America and southern Africa. Our sales are geographically diversified, but strongly concentrated in the northern hemisphere. Sales and marketing take place through our principal hubs of The Hague and Singapore.

Offices
Ref	Country	Location
1	Angola	Saurina(3)
2	Angola	Luanda(3)
3	Australia	Adelaide(1) (2)
4	Australia	Brisbane(2)
5	Australia	Melbourne(1) (2) (3) (Global Headquarters)
6	Australia	Newcastle(2) (4)
7	Australia	Perth(1) (2) (3) (4)
8	Belgium	Antwerp(2)
9	Brazil	Rio de Janeiro(2)(3)
10	Burundi	Bujumbura(3)
11	Cambodia	Phnom Penh(3)
12	Canada	Vancouver(3)
13	Chile	Santiago(1) (2) (3)
14	China	Beijing(2) (3)
15	China	Lanzhou(3)
16	China	Shanghai(2)
17	DRC	Kinshasa & Lubumbashi(3)
18	Guinea	Conakry(3)
19	India	New Delhi(2)
20	Indonesia	Jakarta(2)
21	Japan	Tokyo(2)
22	Kazakhstan	Almaty(3)
23	Korea	Seoul(2)
24	Liberia	Monrovia(3)
25	Mongolia	Ulaanbaatar(3)
26	Netherlands	The Hague(2)
27	Philippines	Manila(2)
28	Russia	Moscow(3)
29	Singapore	Singapore(2) (3)
30	South Africa	Johannesburg(1) (2) (3) (4)
31	South Africa	Richards Bay(2)
32	Switzerland	Baar(2)
33	UK	London(1)
34	UK	Sheffield(2)
35	US	Houston(1)(2)
36	US	Pittsburgh(2)
(1)	Corporate Centres
(2)	Marketing Offices
(3)	Minerals Exploration Offices
(4)	Technology Centres

Operations

Petroleum

Ref	Country	Site/ Asset	Description	Ownership
37	Algeria	Ohanet	Joint operator with Sonatrach of wet gas development	45%
38	Algeria	ROD Integrated Development	Onshore oil development, comprising development and production of six oil fields	34-45%
39	Australia	Bass Strait	The Bass Strait operations produce oil, condensate, LPG, natural gas and ethane	50%
40	Australia	Minerva	Operator of Minerva gas field development in the Otway Basin	90%
41	Australia	North West Shelf	One of Australia’s largest resource projects, producing liquids, LNG and domestic gas	8.33-16.67%
42	Australia	Offshore Western Australia	Operator of Griffin oil and gas development, and operator of Pyrenees and Stybarrow, both currently under development	45-71.43%
43	Pakistan	Zamzama	Operator of onshore gas development	38.5%
44	Trinidad and Tobago	Angostura	Operator of oil field	45%
45	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16-31.83%
46	UK	Liverpool Bay	Operator of oil and gas developments in the Irish Sea	46.1%
47	US	Gulf of Mexico	Interests in several producing assets, the Atlantis, Neptune and Shenzi/Genghis Khan developments, and a significant exploration acreage position	4.95-100%
-	Various	Exploration	Exploration interests in Algeria, Australia, Maritime Canada, Colombia, Malaysia, Namibia, Pakistan, South Africa, Trinidad and Tobago, UK, US	-
Aluminium
Ref	Country	Site/ Asset	Description	Ownership
48	Australia	Worsley	Integrated alumina refinery/bauxite mine	86%
49	Brazil	Alumar	Alumina refinery and aluminium smelter	36-40%
50	Brazil	MRN	Bauxite mine	14.8%
51	Guinea	Guinea Alumina Project	Integrated alumina refinery/bauxite mine (currently in definition stage)	33.3%
52	Mozambi-que	Mozal	Aluminium smelter	47.1%
53	South Africa	Hillside/Bay-side	Two aluminium smelters	100%
54	Suriname	Paranam	Alumina refinery and bauxite mines	45%
Base Metals
Ref	Country	Site/ Asset	Description	Ownership
55	Australia	Cannington	Silver, lead and zinc mine in northwest Queensland	100%
56	Australia	Olympic Dam	Large underground copper/uranium mine in South Australia	100%
57	Chile	Cerro Colorado	Open-cut mine producing copper cathode	100%
58	Chile	Escondida	One of the world’s largest copper mines, located in northern Chile	57.5%
59	Chile	Spence	Open-cut mine producing copper cathode	100%
60	Peru	Antamina	Large copper-zinc mine	33.75%
61	US	Pinto Valley	Copper mine	100%

Diamonds and Specialty Products
Ref	Country	Site/Asset	Description	Ownership
62	Canada	EKATI	Diamond mine near Yellowknife, Northwest Territories	80%
63	South Africa	Richards Bay Minerals	Integrated titanium smelter/mineral sands mine	50%
Stainless Steel Materials
Ref	Country	Site/Asset	Description	Ownership
64	Australia	Nickel West	Nickel assets including Mt Keith and Leinster operations, Kalgoorlie nickel smelter and concentrator and Kwinana nickel refinery and Ravensthorpe nickel mine and processing facility (currently in development)	100%
65	Australia	Yabulu Refinery	The Yabulu refinery is one of the world’s major laterite nickel-cobalt processing plants	100%
66	Colombia	Cerro Matoso	Integrated ferronickel mining and smelting complex in northern Colombia	99.8%
Iron Ore
Ref	Country	Site/Asset	Description	Ownership
67	Australia	Western Australia Iron Ore	Integrated mine, rail and port operations in the Pilbara	85-100%
68	Brazil	Samarco	Low-cost iron ore pellet producer. Integrated mine, pipeline and port operations	50%
Manganese
Ref	Country	Site/Asset	Description	Ownership
69	Australia	GEMCO	Producer of manganese ore	60%
70	Australia	TEMCO	Producer of manganese alloys	60%
71	South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines), alloy (Metalloys) and manganese metal (Manganese Metal Company)	60%
Metallurgical Coal
Ref	Country	Site/Asset	Description	Ownership
72	Australia	Illawarra Coal	Three underground coal mines	100%
73	Australia	Queensland Coal	World’s largest supplier of high-quality metallurgical coal for steel production	50-80%
Energy Coal
Ref	Country	Site/Asset	Description	Ownership
74	Australia	Hunter Valley Energy Coal	Mt Arthur Coal	100%
75	Australia	Illawarra Coal	Marketing agent for energy coal output	-
76	Australia	Queensland Coal	Marketing agent for energy coal output	-
77	Colombia	Cerrejon	Largest coal producer in Colombia	33.3%
78	South Africa	Energy Coal South Africa	Five energy coal mines	100%
79	US	New Mexico Coal	Mine-mouth operations	100%

2.2 Business overview

2.2.1 History and development

Since June 2001, we have operated under a Dual Listed Companies (DLC) structure. Under the DLC structure, the two parent companies, BHP Billiton Limited (formerly BHP Limited and before that The Broken Hill Proprietary Company Limited) and BHP Billiton Plc (formerly Billiton Plc) operate as a single economic entity, run by a unified Board and management team. More details of the DLC structure are located under section 2.10 ‘Organisational structure’ of this Annual Report.

BHP Billiton Limited was incorporated in 1885 and is registered in Australia with ABN 49 004 028 077. BHP Billiton Plc was incorporated in 1996 and is registered in England and Wales with registration number 3196209.

The registered office of BHP Billiton Limited is 180 Lonsdale Street, Melbourne, Victoria 3000, Australia, and its telephone number is +61 3 9609 3333. The registered office of BHP Billiton Plc is Neathouse Place, London SW1V1BH, UK, and its telephone number is +44 20 7802 4000.

2.2.2 Petroleum Customer Sector Group

Our Petroleum Customer Sector Group’s principal activities are oil and gas exploration, production, development and marketing in Australia, the United Kingdom, the United States, Algeria, Trinidad and Tobago, and Pakistan. We also have exploration interests in Malaysia, Colombia and southern Africa.

We previously operated on a geographic basis, with regions undertaking all aspects of exploration, development and production. From July 2006, we have reorganised on a functional basis, whereby dedicated exploration, development, production and marketing teams operate on a global basis with support groups enabling execution with common world-wide systems.

For 2007 reporting purposes, we have grouped our assets into the following regions: Australia/Asia, Americas, and Europe/Africa/Middle East. We produce and market crude oil and condensates, natural gas, liquefied natural gas, liquefied petroleum gas and ethane.

Total production in FY2007 was 116.2 million barrels of oil equivalent, compared with total production in FY2006 of 117.4 million barrels of oil equivalent.

Australia/Asia

In Australia, we produce oil and gas from Bass Strait, the North West Shelf, the Griffin field and the Minerva gas field, with Bass Strait and North West Shelf being the major fields. In Asia, we produce gas and a small volume of condensate from the Zamzama gas field in Pakistan.

The majority of our Bass Strait crude oil and condensate production is dispatched from the Bass Strait fields to refineries along the east coast of Australia. A significant proportion of the natural gas produced was sold to GASCOR, under a long-term Consumer Price Index (CPI) linked contract with periodic price reviews, for on-sale to retailers to meet local residential, commercial and industrial requirements. The GASCOR contract is due to expire on 31 December 2009 or upon depletion of the outstanding contractual volume, whichever is the earlier. We have entered into similar long-term contracts with AGL and TRUenergy that will extend gas supply to these two retailers until 2017. Other long-term contracts are also in place to supply gas to customers in New South Wales (Australia) and Tasmania (Australia).

The domestic gas phase of the North West Shelf (NWS) Project delivers gas via pipeline to the Western Australian domestic market under long-term contracts. LNG from the NWS Project is sold under long-term contracts that expire at various periods from two to 27 years time to buyers in Japan, China and Korea that expire at various periods from two to 27 years time. The NWS LNG Project is currently undergoing an expansion, with Train 5 expected to be completed in late 2008. Capacity from this train has been sold under term contracts to existing buyers in Japan and Korea from 2009. Any spare capacity arising in the system from time to time is sold to existing buyers or into short-term markets.

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

In October 2006, the sale of our working interest in the Typhoon, Boris and Little Burn oil fields was completed following regulatory approval.

On 1 February 2007, we completed the purchase of an interest in the Genghis Khan oil and gas development in the deepwater Gulf of Mexico. The transaction, which was announced in November 2006, closed for US$1.326 billion, with net share to BHP Billiton of US$583 million.

Europe/Africa/Middle East

Our Europe/Africa/Middle East producing assets include our fields off the UK coast and two operations in Algeria. In the UK, we produce oil and gas from Liverpool Bay and Bruce/Keith fields. In Algeria, we produce wet gas from Ohanet and oil from ROD Integrated Development.

Information on Petroleum operations

Significant oil and gas assets

Production and reserves information for our most significant oil and gas assets are listed in the table below:

Asset	Location	FY2007 Net Production (MMboe)	Net Proved Reserves (MMboe)
Bass Strait	Offshore SE Australia	41	450
North West Shelf	Offshore NW Australia	30	425
Atlantis	Gulf of Mexico	-	109
Shenzi/Genghis Khan	Gulf of Mexico	-	20
Liverpool Bay and Bruce/Keith	United Kingdom	14	38
Ohanet and ROD	Algeria	9	38

Detailed descriptions of our producing assets by geographical region are listed in the table below. This table should be read in conjunction with the production and reserve tables.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities

Australia/Asia
Bass Strait Offshore Victoria, Australia Oil and gas production	We hold a 50% interest in the Bass Strait fields. Esso Australia owns the other 50% interest and is the operator.	The venture holds 20 production licences and two retention leases issued by the Commonwealth of Australia with expiry dates ranging between 2009 and 2019.

There are 20 producing fields with 21 offshore developments (14 steel jacket platforms, three subsea developments, two steel gravity based mono towers and two concrete gravity based platforms).

Onshore infrastructure includes the Longford Facility, which includes three gas plants and liquid processing facilities, as well as the Long Island Point LPG and crude oil storage facilities.

The Bass Strait production capacity is as follows:

•     Crude – 500 Mbbl/d

•     Gas – 1,075 MMcf/d

•     LPG – 5,150 tonnes per day

•     Ethane – 850 tonnes per day

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

The Project was developed in major phases: the domestic gas phase, which supplies gas to the Western Australian domestic market; and a number of LNG expansion phases, which currently supply LNG primarily to Japan, Korea and also supply LNG to Guangdong in China.

We hold 8.33% of the original domestic gas joint venture. Our share of domestic gas production will progressively increase from 8.33% to 16.67% over the period from 2005 to approximately 2017. We also hold 16.67% of the IPG domestic gas joint venture, 16.67% of the original LNG joint venture, 12.5% of the China LNG joint venture, 16.67% of the LPG joint venture and approximately 15% of current condensate production.

Other participants in the respective NWS joint ventures are subsidiaries of Woodside Energy, Chevron, BP, Shell, Mitsubishi/Mitsui and the China National Offshore Oil Corporation.

Woodside Energy is the operator of the project.

The venture holds nine production licences issued by the Commonwealth of Australia, of which six expire in 2022 and three expire five years after the end of production.

Production from the North Rankin and Perseus fields is currently processed through the North Rankin A platform, which has the capacity to produce 2,300 MMcf/d of gas and 60 Mbbl/d of condensate.

Production from the Goodwyn and Echo-Yodel fields is processed through the Goodwyn A platform, which has the capacity to produce 1,450 MMcf/d of gas and 110 Mbbl/d of condensate. Further development of the existing Perseus field has commenced and includes the drilling of additional wells tied into the Goodwyn A platform.

An onshore gas treatment plant at Withnell Bay has a current capacity to process 615 MMcf/d of gas for the domestic market.

An existing four train LNG plant has the capacity to produce an average rate of 33,000 tonnes of LNG per day.

North West Shelf – crude oil

Approximately 30 kilometres northeast of the North Rankin gas and condensate field, offshore Western Australia, Australia

Crude oil production is from the Wanaea, Cossack, Lambert and Hermes oil fields.

We hold a 16.67% working interest in oil production from these fields.

The other 83.33% is held in equal 16.67% shares by Woodside Energy, BP Developments Australia, Chevron Australia, Shell Development, and Japan Australia LNG (MIMI).

Woodside Energy is the operator of the project.

		The venture holds three production licences issued by the Commonwealth of Australia, with expiry dates ranging between 2012 and 2018.	The oil is produced to a floating production storage and offloading unit, the Cossack Pioneer, which has a capacity of 140 Mbbl/d and a storage capacity of 1.15 million barrels of crude oil.

Griffin Carnarvon Basin, 62 kilometres offshore Western Australia, Australia Comprises the Griffin, Chinook and Scindian offshore oil and gas fields.	We hold a 45% interest in the project. The other 55% is held by Mobil Exploration and Producing Australia (35%) and Inpex Alpha (20%). We are the operator of the project.	The venture holds a production licence issued by the Commonwealth of Australia that expires in 2014. The licence may be renewed on expiry for a period expiring five years after production ceases.

Oil and gas are produced via the Griffin venture, a floating production, storage and offloading facility. We pipe natural gas to shore, where it is delivered directly into a pipeline.

The Griffin venture has an original production design capacity of 80 Mbbl/d of crude oil and 50 MMscf/d of gas.

Minerva

Approximately 10 kilometres offshore in the Otway Basin of Victoria, Australia

Single offshore gas reservoir with two compartments. Gas plant is situated approximately 4 kilometres inland from Port Campbell.

	We hold a 90% share of Minerva in a joint venture agreement. The other 10% is held by Santos (BOL) Pty Ltd. We are the operator of the field.	The venture holds a production licence issued by the Commonwealth of Australia that expires in 2023. The licence may be renewed on expiry for a period expiring five years after production ceases.	The Minerva development consists of two well completions in 60 metres of water. A single flow line transports gas to an onshore gas processing facility with an original production design capacity of 150 TJ/d and 600 bbl/d of condensate.
Zamzama Dadu Block, Sindh Province, Pakistan Onshore gas wells

We hold a 38.5% working interest in the joint venture. The other 61.5% is owned by ENI Pakistan (M) Ltd (17.75%), PKP Exploration Ltd (a jointly-owned company between Kufpec and Premier Oil) (18.75%) and Government Holdings (25%).

We are the operator.

Development and production lease from the Government of Pakistan (with an option to extend five years beyond the 20-year term).

The Zamzama project currently consists of five production wells and three process trains, with a total capacity of 350 MMcf/d and 2,200 bbl/d of condensate.

However the sales agreements for gas are only for the supply of 320 MMcf/d.

AMERICAS
West Cameron 76 Gulf of Mexico, 15 kilometres offshore, Central Louisiana, US Offshore gas and condensate fields

We hold a 33.76% working interest in the joint venture.

The other owners are Dominion Exploration and Production (40%), Merit Management Partners (15%) and Ridgewood Energy Company (11.24%). Dominion sold its interest to ENI in July 2007.

We are the operator.

		The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of two conventional gas platforms with a capacity of 100 MMcf/d of gas and 500 bbl/d of condensate.
Genesis (Green Canyon 205) Gulf of Mexico, approximately 100	We hold a 4.95% working interest. The other owners are Chevron (56.67%) and	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of a floating cylindrical hull (spar) moored to the seabed with integrated drilling facilities and a capacity of 55 Mbbl/d of oil

kilometres offshore of New Orleans, Louisiana, US Deepwater oil and gas field	ExxonMobil (38.38%). Chevron is the operator.		and 72 MMcf/d of gas.
Starlifter (West Cameron 77) Gulf of Mexico, 15 kilometres offshore, Central Louisiana, US Offshore gas and condensate field

We hold a 30.95% working interest in the joint venture.

The other owners are Newfield Exploration (45%), Merit Management Partners (13.75%) and Ridgewood Energy Company (10.3%).

Newfield Exploration is the operator.

		The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The field development consists of a single conventional gas platform with a capacity of 30 MMcf/d of gas and 300 bbl/d of condensate.
Mustang (West Cameron 77) Gulf of Mexico, 15 kilometres offshore, Central Louisiana, US Offshore gas and condensate field

We hold a 43.66% working interest in the joint venture.

The other owners are Dominion Exploration and Production (22.4%), Merit Management Partners (19.4%) and Ridgewood Energy Company (14.54%). Dominion sold its interest to ENI in July 2007.

We are the operator.

		The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The field development consists of a single conventional gas platform with a capacity of 40 MMcf/d of gas and 600 bbl/d of condensate.
Mad Dog (Green Canyon 782) Gulf of Mexico, approximately 320 kilometres offshore of New Orleans, Louisiana, US Deepwater oil and gas field	We hold a 23.9% working interest in Mad Dog. The other 76.1% is held by BP (60.5%) and Chevron (15.6%). BP is the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.

The field development consists of an integrated truss spar equipped with facilities for simultaneous production and drilling operations, permanently moored in 4,300 feet of water.

The facility has the capacity to process 100 Mbbl/d of oil and 60 MMcf/d of gas.

Greater Angostura Approximately 40 kilometres off the east coast of Trinidad Shallow water oil and gas field	We hold a 45% working interest in the joint venture. The other 55% is held by Total (30%) and Talisman Energy (25%). We are the operator.	The venture has entered into a production sharing contract with the Republic of Trinidad and Tobago that entitles the contractor to operate Angostura until 2021.

The Angostura development is an integrated oil and gas development. The infrastructure consists of a steel jacketed central processing platform with three satellite wellhead protector platforms and flow lines. A pipeline connects the processing platform to newly constructed storage facilities at Guayaguayare, where an export pipeline has been installed to allow for offloading to tankers in Guayaguayare Bay.

The facility has the capacity to process 100 Mbbl/d of oil.

EUROPE/AFRICA/MIDDLE EAST

Liverpool Bay

Douglas and Douglas West oil fields, Hamilton, Hamilton North and Hamilton East gas fields, and Lennox oil and gas fields in the Irish Sea, approximately 10 kilometres off the northwest coast of England

	We hold a 46.1% working interest in the joint venture. The other 53.9% is held by Eni. We are the operator.	The joint venture holds three production licences issued by the Crown of the United Kingdom. One of these licences was extended in July 2007 for a further term which expires in 2025. The other licences expire in 2009 and 2016.

The Liverpool Bay asset is an integrated development of six fields.

Oil from the Lennox and Douglas fields is treated at the Douglas complex and piped 17 kilometres to an oil storage barge for export by tankers.

Gas from the Hamilton, Hamilton North, Hamilton East and Lennox fields is initially processed at the Douglas complex then piped by subsea pipeline to the Point of Ayr gas terminal for further processing. The facility has the capacity to produce 308 MMcf/d of gas and 70 Mbbl/d of oil and condensate.

Bruce/Keith North Sea, approximately 380 kilometres northeast offshore of Aberdeen, Scotland The Keith field is located adjacent to the Bruce field. Offshore oil and gas fields

We hold a 16% interest in the Bruce field. The other 84% is owned by BP (37%), Total (43.25%) and Marubeni (3.75%).

BP is the operator of Bruce.

We hold a 31.83% interest in the Keith field. The other 68.17% is owned by BP (34.84%), Total (25%) and Marubeni (8.33%).

We are the operator of Keith.

The joint venture holds three production licences issued by the Crown of the United Kingdom, which expire in 2011, 2015 and 2018.

Production is via an integrated oil and gas platform.

The throughput of the Bruce facility has, since 2002, been increased to 920 MMcf/d through de-bottlenecking and revising operating envelopes.

The Keith field was developed as a tie-back to the Bruce platform facilities

Ohanet Approximately 1,300 kilometres southeast of Algiers, Algeria Four wet gas fields

We have an effective 45% working interest in the Ohanet joint venture. The other 55% is held by Japan Ohanet Oil and Gas (30%), Woodside Energy (Algeria) (15%) and Petrofac Resources (Ohanet) (10%).

The project is operated by a Sonatrach/BHP Billiton jointly staffed organisation.

The venture is party to a risk service contract with the title holder Sonatrach that expires in 2011, with an option for a renewal of up to four years under certain conditions.

Under this contract, the Ohanet joint venture is reimbursed and remunerated for its investments in liquids.

Ohanet is a wet gas (LPG and condensate) development consisting of four gas and condensate reservoirs and a gas processing plant with the capacity to treat 20 MMcf/d of wet gas and 61 Mbbl/d of associated liquids (LPG and condensate).
ROD Integrated Development Berkine Basin, 900 kilometres southeast of Algiers, Algeria Six oil fields

We hold a 45% interest in the 401a/402a production sharing contract, with ENI holding the remaining 55%.

However, we have an effective 38% interest in ROD unitised integrated development. ENI owns the remaining 62%. This interest is subject to a contractual determination to ensure that interest from participating association leases is accurately reflected. Future redetermination may be possible under certain conditions.

A joint Sonatrach/ENI entity is the operator.

The venture is party to a production sharing contract with the title holder Sonatrach that expires in 2016, with an option for a five-year renewal under certain conditions.

Comprises the development and production of six oil fields, the largest two of which, ROD and SFNE, extend into the neighbouring blocks 403a and 403d.

The ROD Integrated Development is being produced through a new dedicated processing train, with the capacity to process approximately 80 Mbbl/d of oil.

Development projects

Australia/Asia

Stybarrow

In November 2005, our Board approved the development of the Stybarrow oil field in the Exmouth Sub-basin, off the northwest coast of Western Australia. At a water depth of approximately 825 metres, Stybarrow will be Australia’s deepest oil field development. The Stybarrow project consists of a development and a floating production, storage and offshore loading facility, which will be used to process, store and offload oil to export tankers. The vessel will be disconnectable, double-hulled and able to process approximately 80,000 barrels of liquids a day. We own a 50 per cent operated working interest in this permit, with the remaining interest held by Woodside Energy. Due to cost pressures, project costs were revised to approximately US$760 million (US$380 million (FY2006: US$300 million) our share), whilst first production is still expected during or ahead of third quarter FY2008.

North West Shelf Train 5 expansion

The expansion of the existing LNG processing facilities located on the Burrup Peninsula continues with the construction of the fifth LNG train. In June 2005, our Board approved our 16.67 per cent share of investment in a fifth LNG train expansion of the existing LNG processing facilities located on the Burrup Peninsula, which will increase total LNG production capacity to 43,500 tonnes per day. The project is currently progressing behind schedule due to the shortage of labour caused by accommodation constraints in Karratha. Measures to provide relief on this constraint took effect in third quarter FY2007. Our share of development costs, based on the operator’s (Woodside Energy) estimate, was revised to approximately US$300 million (FY2006: US$250 million), with first production expected by late second quarter FY2008.

North West Shelf Angel development

Development of the Angel gas and condensate field, approved in December 2005 is currently underway. The development will include the installation of the venture’s third major offshore production platform, which will have a capacity to produce 800 MMcf/d of gas from the North West Shelf and associated infrastructure, including a new subsea 50 kilometre pipeline, which will be tied in to the first trunk line at the North Rankin platform. Our 16.67 per cent share of development costs, based on the operator’s (Woodside Energy) estimate, is approximately US$200 million. The project is currently on schedule and budget with first production scheduled for the end of second quarter FY2009.

Pyrenees – WA-12-R/WA-155-P

In July 2007, our Board approved the Pyrennes project to develop the WA-12-R permit portion of the Crosby, Stickle and Ravensworth oil fields in the Exmouth Sub-basin, off the northwest coast of Western Australia. Project costs for the Pyrenees development are approximately US$1.7 billion (approximately US$1.2 billion our share). The development consists of subsea production and injection wells tied back to a floating production storage and offloading (FPSO) facility with an oil processing capacity of 96,000 barrels per day. First production is expected during the second half of FY2010.

We own a 71.43 per cent operated working interest in the WA-12-R permit, with Apache Energy Ltd owning the remaining 28.57 per cent.

The Ravensworth field straddles the WA-12-R and WA-155-P permits. We own a 40 per cent operated working interest in the WA-155-P permit, with Apache Energy Ltd owning 31.5 per cent and Inpex owning 28.5 per cent.

Zamzama – Phase 2

Phase 2 of the Zamzama gas field development is currently under construction after being sanctioned in November 2005. Capacity is expected to increase by approximately 150 MMcf/d of gas and 800 bbl/d of condensate in September 2007 at a cost of US$120 million (US$46 million our share). We signed a gas sales and purchase agreement in November 2005 with the Government of Pakistan and Sui Southern Gas Company Limited.

Americas

Atlantis South

We have a 44 per cent working interest in Atlantis South in the deepwater fields in the Gulf of Mexico. The facility will be a moored, semi-submersible platform with a capacity of 200 Mbbl/d of oil and 180 MMcf/d of gas. The expected cost has increased to US$1.63 billion (FY2006: US$1.1 billion) (our share) for the installation of the infrastructure and associated wells required to achieve plateau production from this facility. First oil is expected by the first half of FY2008. BP owns the other 56 per cent and operates the project.

Neptune

We have a 35 per cent interest and will operate the Neptune oil and gas project in the deepwater fields in the Gulf of Mexico. Other members of the joint venture are Marathon Oil (30 per cent), Woodside (20 per cent) and Repsol (15 per cent). The project will construct a stand-alone tension-leg platform with a nameplate capacity of 50 Mbbl/d and 50 MMcf/d of gas. The expected cost has increased to US$405 million (FY2006: US$300 million) (our share). First oil is expected by the end of the first half of FY2008.

Shenzi/Genghis Khan

We have a 44 per cent interest, and will operate the Shenzi oil and gas project in the deepwater fields of Gulf of Mexico. Other owners of the project are Repsol (28 per cent) and Hess Corporation (28 per cent). The project is constructing a stand-alone tension-leg platform (TLP) with a design capacity of 100 Mbbl/d and 50 MMcf/d of gas. First oil for the Shenzi development through the TLP is expected by the end of FY2009.

On 1 February 2007, we completed the purchase of the Genghis Khan oil and gas development in the deepwater Gulf of Mexico. The transaction, which was first announced in November 2006, closed for US$1.326 billion, with our net share of US$583 million. The field is part of the same geological structure as the Shenzi project. We are the operator of Genghis Khan and hold a 44 per cent interest. Co-venturers are Hess Corporation and Repsol YPF, each with 28 per cent. The Genghis Khan development consists of a 12,600 feet tieback to the existing Marco Polo TLP which is owned in a 50-50 per cent joint venture by Enterprise and Helix, and is operated by Anadarko. First oil through Marco Polo is expected in the first half of FY2008. Gross costs for the Shenzi/Genghis Khan field development (net of acquisition costs) is US$4.9 billion (US$2.2 billion) (our share).

Other developments

Cabrillo Port

During the year, we continued to seek the Federal and State permits needed to construct and operate Cabrillo Port, a floating storage and regasification unit (FSRU), located in the Pacific Ocean approximately 22 kilometres offshore from Ventura County, California.

On 18th May 2007, the Governor of California vetoed the project’s application for a federal deepwater port licence. Work on this project has now ceased.

Exploration and appraisal

We are focused on finding significant discoveries through wildcat drilling. We have exploration interests throughout the world, particularly the Gulf of Mexico, Western Australia and Malaysia. During the year, our gross expenditure on exploration was US$395 million. Our major exploration interests are as follows:

Australia/Asia

Scarborough

We have a 50 per cent non-operated interest in the Scarborough gas field in WA-1-R (ExxonMobil holds the remaining 50 per cent and is the operator) which covers the northern extension of the mapped gas reservoir. The project is still examining a number of concepts for field development.

Thebe

The Thebe-1 exploration well was recently drilled offshore Western Australia. The well and subsequent evaluation confirmed a gas column encountered in the Exmouth Plateau of the Carnarvon Basin.

The well was drilled in July 2007 and is located approximately 300 kilometres off the northwest coast of Western Australia in water depths of 3,848 feet (1,173 metres) and approximately 50 kilometres north of the Scarborough gas field. The well has now been abandoned after reservoir core was collected. BHP Billiton is the operator at Thebe-1 and holds a 100 per cent interest in the field.

Browse

The Browse basin is comprised of the Torosa, Brecknock and Calliance fields and is operated by Woodside Petroleum. It is divided into two joint ventures: East Browse and West Browse. We have an 8.33 per cent non-operated interest in East Browse and a 20 per cent non-operated interest in West Browse. An appraisal program is in progress and concurrently the operator is conducting concept selection studies.

Malaysia

In March 2007, we were awarded two offshore blocks in Malaysia. We are the operator of the blocks under two separate Production Sharing Contracts. The minimum exploration program includes the acquisition and processing of seismic data for approximately 2,300 square kilometres across the 2 blocks, and the drilling of 4 exploration wells within the first 7 years of the contracts.

Americas – Gulf of Mexico

Puma – Green Canyon/Western Atwater Foldbelt exploration

The Puma-1 exploration well was drilled in January 2004. The well was drilled in 4,130 feet of water and encountered hydrocarbons in both the original hole and in two subsequent sidetrack bores. The first appraisal well was re-entered in January 2007 but did not encounter any commercial reserves and has been temporarily abandoned. A second appraisal well was drilled with additional wells planned in FY2008 to further evaluate the results of the prospect.

Following an interim equity agreement, we hold a 29.805 per cent working interest in Puma. The other 70.195 per cent is held by BP (46.195 per cent), Chevron (21.75 per cent) and Statoil (2.25 per cent), subject to future redetermination.

Knotty Head – Green Canyon/Wester Atwater Foldbelt exploration

We currently own a 25 per cent working interest in an exploration well on the Knotty Head Prospect, located in the Green Canyon area. Partners in the well are Nexen (25 per cent owner and operator), Anadarko (25 per cent) and Unocal (a wholly-owned subsidiary of Chevron) (25 per cent). Unocal spudded the exploration well in March 2005. The initial well was completed in mid December 2005 followed by a sidetrack operation that was completed in early March 2006 to further evaluate the results of the discovery well. The well was drilled in 3,570 feet of water to a total depth of 34,189 feet and encountered hydrocarbons in both the original hole and the subsequent sidetrack. Additional appraisal work will be required to further evaluate the economic potential of the prospect.

Cascade/Chinook – Walker Ridge exploration

On 9 August 2006, Petrobras and Devon purchased our 50 per cent working interest in the Cascade blocks. Petrobras and Total E&P USA, Inc acquired our 40 per cent working interest in Chinook. We received cash and a right to future contingent consideration, as well as maintaining an overriding interest in these blocks.

Americas - Colombia

In June 2007, we signed a Joint Operating Agreement with Ecopetrol for the Fuerte Norte and Fuerte Sur blocks, located offshore in Colombia. We hold 75 per cent operated interest in each block with Ecopetrol holding the remaining 25 per cent.

Europe/Africa/Middle East

Namibia

We hold interests in two blocks located offshore in Namibia, which we acquired in 2005. These are known as the Northern and Southern Block. In November 2006, we farmed out 25 per cent of its interest in these two blocks. Mitsui & Co. Ltd. acquired 15 per cent and the Petroleum Oil and Gas Corporation of South Africa (Pty) Ltd acquired 10 per cent with an option to consider additional equity. We remain the operator and hold the remaining 75 per cent interest.

2.2.3 Aluminium Customer Sector Group

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

We sell part of our bauxite and alumina production to other refiners and smelters, and sell aluminium in the following forms: primary aluminium, foundry alloy, extrusion billet, rolling slab and wire rod.

We are the world’s sixth largest producer of primary aluminium, with a total production capacity of approximately 1.3 mtpa of aluminium. We also have a total operating capacity of approximately 15.6 mtpa of bauxite and 4.5 mtpa of alumina. We sell aluminium metal to customers around the world, generally at prices linked to the London Metal Exchange (LME) price. Our alumina and bauxite sales are governed by a mixture of contract and spot sales.

The Aluminium CSG’s operations comprise the following:

•	The fully owned and operated Hillside and Bayside aluminium smelters, located at Richards Bay, South Africa

•	A 47.1 per cent interest and operator of the Mozal aluminium smelter in Mozambique.

•	An 86 per cent interest of the Worsley joint venture, consisting of the Boddington bauxite mine and the Worsley alumina refinery, both located in Western Australia.

•

A 45 per cent interest and operator of the Suriname Mining joint venture operating the Kaaimangrasie, Klaverblad and Coermotibo mines in Suriname and a 45 per cent interest in the refining joint venture, comprising an alumina refinery and port facilities at Paranam in Suriname. (The Lelydorp III mine ceased operation February 2007.)

•

Interests in the Alumar Consortium and Mineração Rio do Norte S.A (MRN). The Alumar Consortium operates an integrated alumina refinery and aluminium smelter in São Luís, Brazil. Our share in the Alumar refinery is 36 per cent and in the Alumar smelter is 40 per cent. The Alumar Consortium purchases bauxite under long-term contracts from MRN, an operation of three open-cut mines in northern Brazil in which we own 14.8 per cent.

In August 2006, we completed the sale of our 45.5 per cent interest in the Valesul Aluminio SA joint venture to our joint venture partner, Companhia Vale do Rio Doce (CVRD) for US$27.5 million.

Information on the Aluminium CSG’s bauxite mining operations

Detailed descriptions of our assets are listed in the table below. This table should be read in conjunction with the production and reserve tables.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Boddington bauxite mine

123 kilometres southeast of Perth at Boddington, Western Australia, Australia

Open-cut mine

The mine is accessible by sealed public roads. The ore is transported to Worsley alumina refinery via a 51 kilometre overland conveyor.

We own 86% of the Worsley joint venture. The other 14% interest is owned by Sojitz Alumina Pty Ltd (4%), and Japan Alumina Associates (Australia) Pty Ltd

(10%).

Worsley Alumina Pty Ltd is the manager of the joint venture on behalf of the participants. Worsley Alumina Pty Ltd has the same ownership structure as the Worsley joint venture.

We hold a 2,654 square kilometre mining lease from the Western Australian government and two sub leases totalling 855 square kilometres from Alcoa of Australia Limited. In 2004, we renewed the lease for a second 21-year term. A further 21-year renewal is available.

The Boddington bauxite mine opened in 1983 and was significantly extended in 2000.

The mine has a crushing plant with the capacity of 13 dry mtpa of bauxite. Power is supplied from the Worsley alumina refinery site via a joint venture-owned powerline.

A description of the Worsley alumina refinery can be found below.

Suriname Lelydorp III mine (Onverdacht) 25 kilometres south of Paramaribo and 15 kilometres west of the Paranam refinery, Suriname Open-cut mine

Prior to closure of the mine in February 2007, we owned 45% of the refining and mining joint venture. We managed all mining operations.

Suralco held exploitation licences, issued by the Government of Suriname, which would have expired in 2032.

		The Lelydorp III mine started operations in 1997. The mine closed down operations in February 2007.	Lelydorp III mine had a nominal production capacity of 2 mtpa; there are no beneficiation or processing facilities.
Suriname Kaaimangrasie mine (Onverdacht) 38 kilometres southeast of Paramaribo and 24 kilometres east of the Paranam refinery, Suriname

We own 45% of the refining and mining joint venture. The other 55% interest is held by Suralco (a subsidiary of Alcoa World Alumina and Chemicals (AWAC), a venture of Alcoa and Alumina Limited).

We manage all mining operations.

Suralco holds the exploitation licences, issued by the Government of Suriname, over the Kaaimangrasie deposit. These licences expire in 2032.

The development of the Kaaimangrasie mine started in November 2005. Operations/delivery of bauxite to the refinery commenced in July 2006. The mine is scheduled to be operated until November 2009.

Kaaimangrasie mine has a nominal production capacity of approximately 2 mtpa of bauxite; there are no processing facilities at the mine.

Electricity is sourced from Suralco and fuel sourced from an external provider.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Open-cut mine The mine is accessible by a joint venture-owned haul road. The ore is hauled by truck over a distance of 28 kilometres to the Paranam refinery.

Suriname Klaverblad mine (Onverdacht)

23 kilometres southeast of Paramaribo and 11 kilometres east of the Paranam refinery, Suriname

Open-cut mine

The mine is accessible by a joint venture-owned haul road. The ore is hauled by truck over a distance of 17 kilometres to the Paranam refinery.

We own 45% of the refining and mining joint venture. The other 55% interest is held by Suralco.

We manage all mining operations.

Suralco holds the exploitation licences, issued by the Government of Suriname, over the Klaverblad deposit. These licences expire in 2032.

The development of the Klaverblad mine started in July 2005. Operations/delivery of bauxite to the refinery commenced in April 2007. The mine is scheduled to be operated until August 2011.

Klaverblad mine has a nominal production capacity of approximately 2 mtpa of bauxite; there are no processing facilities at the mine.

Electricity is sourced from Suralco and fuel sourced from an external provider.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Suriname Coermotibo

150 kilometres east

of Paranam,

Suriname

Surface strip mine

The mine is accessible by joint venture-owned haul roads.

The ore is hauled to

the Coermotibo crushing and loading facility and subsequently barged along the Commewijne River to the Paranam refinery.

We own 45% of the Coermotibo

joint venture. The other 55%

interest is held by Suralco.

We manage all mining operations.

Suralco holds exploitation licences over the bauxite, issued by the Government of Suriname. These licences expire in 2032.

The Coermotibo mine started operations in 1991. Based on reserves the mine will be depleted in 2007. Remnants mining will continue after that time until July 2011.

Coermotibo mine has a nominal production capacity of 1.7 mtpa. There are primary crushing and barge loading facilities, but no beneficiation or other processing facilities.

Coermotibo generates its own electricity from power generators that run on diesel fuel.

MRN Oriximina, State of Pará, Brazil Open-cut mine The mine is accessible by joint venture-owned haul roads. A joint venture- owned railroad connects the 28 kilometres between the plant and the port.

We own 14.8% of Mineração Rio do Norte S.A (MRN). The other 85.2% is owned by affiliates of Alcoa (18.2%), Alcan (12%),

Companhia Brasileira de Alumínio

– CBA (10%), CVRD (40%) and Norsk Hydro (5%).

MRN holds valid mining rights granted by the Brazilian Federal Government to all its reserves until exhaustion of the reserves.

Production started in 1979 and the last expansion occurred in 2003.

MRN beneficiation facilities consist of a crushing unit and a washing unit and a conveyer belt that transports the ore between the two units. The bauxite nominal production capacity is approximately 17 mtpa.

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

		The Hillside smelter uses the Aluminium Pechiney AP35 technology to produce standard aluminium ingots and aluminium T-Bars.	The nominal production capacity of the smelter is 0.704 mtpa of primary aluminium. The plant’s power requirements are sourced from the national power supplier Eskom, under

Operation and location	Ownership, operation and title	Plant type/product	Capacity
Africa	which are used by Hillside and Bayside.		long-term contracts. The prices in the contract for Hillside 1 and 2 are linked to the LME price for aluminium, while the prices for Hillside 3 are linked to the SA and US PPI.
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

The plant’s power requirements are sourced from the national power supplier Eskom, under a long-term contract with prices linked to the LME price for aluminium.

Mozal aluminium smelter 17 kilometres from Maputo, Mozambique

We hold a 47.1% interest in the Mozal joint venture and operate the smelter. The other 52.9% is owned by Mitsubishi (25%), Industrial Development Corporation of South Africa Limited (24%), and the Government of Mozambique (3.9%).

The joint venture has a 50-year right to use the land, renewable for another 50 years under a government concession.

The Mozal aluminium smelter uses the Aluminium Pechiney AP35 technology to produce standard aluminium ingots.

The nominal production capacity of the smelter is 0.563 mtpa.

The plant’s power requirements are purchased from Motraco, under an agreement that provides for a fixed tariff for the majority of electricity through to 2012 and LME-linked pricing thereafter.

Worsley alumina refinery Approximately 55 kilometres northeast of Bunbury, Western Australia, Australia

We own 86% of this asset through the Worsley joint venture. The other 14% is owned by Sojitz Alumina Pty Ltd (4%), and Japan Alumina Associates (Australia)

Pty Ltd (10%).

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

Power and steam needed for the refinery are provided by a joint venture-owned on-site coal power station and a non-joint venture-owned on-site gas fired steam power generation plant.

Paranam refinery Paranam, Suriname	We own 45% of the Paranam joint venture. The other 55% of the joint venture is owned by Suralco.	The Paranam alumina refinery utilises the Bayer process to produce metallurgical grade alumina, which is used as feedstock for aluminium	Capacity is 2.2 mtpa. The Paranam refinery generates its own power.

Operation and location	Ownership, operation and title	Plant type/product	Capacity
	Suralco manages the alumina refinery. The joint venture holds freehold title to the property, plant and equipment, in a 45-55% split between the two joint venture partners.	smelting.
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

The alumina refinery and aluminium smelter use Alcoa technology to produce alumina and aluminium ingots.

The refinery complex was last expanded in June 2005, achieving annual capacity of 1.5 mtpa.

The smelter has a nominal annual capacity of approximately 0.45 mtpa of primary aluminium.

The electricity requirements are supplied by Brazilian public power generation concessionaire Electronorte, pursuant to a 20-year contract.

Development projects

Worsley

The Worsley Alumina Development Capital Project (DCP), which commenced in 2004, was completed in 2007 at a cost of US$235 million (US$188 million our share), resulting in a 0.25 mtpa increase in alumina production (0.215 mtpa our share) to 3.5 mtpa.

The Efficiency and Growth Project at Worsley Alumina to lift production by 1.1mtpa (0.946 mtpa our share) to 4.6 mtpa is currently in definition phase.

Alumar

In December 2005, we approved a project to expand the refinery, which will increase annual alumina production capacity by 2.0 mtpa (0.7 mtpa our share) to 3.5 mtpa (1.3 mtpa our share). We have estimated that our share of this investment will total US$725 million. During the year, budgeted project costs have increased by approximately 40 per cent from US$518 million due to rises in construction, electrical, instrumentation, labour and general overhead costs.

Guinea Alumina Project

In April 2007, we announced the acquisition of a 33.3 per cent interest in the Guinea Alumina Project in Guinea, West Africa. The project comprises the design construction and operation of a 3 mtpa (1 mtpa our share) alumina refinery and a 9 mtpa (3 mtpa our share) bauxite mine and associated infrastructure. The Guinea Alumina Project is a joint venture between BHP Billiton (33.3 per cent), Global Alumina (33.3 per cent), Dubai Aluminium Company Limited (25 per cent) and Mubadala Development Company (8.3 per cent). We will appoint the Chief Executive Officer and Chief Financial Officer of the joint venture company. We will provide a range of services to the joint venture under a formal services agreement, including assistance with the development, construction and management of the project, which will be operated in accordance with our policies, procedures and standards. A preliminary estimate of total capital cost is approximately US$3 billion (US$1 billion our share), with first production in 2010. The feasibility study, which is currently under way, will refine this estimate over the course of FY2008.

Exploration

In Suriname, BHP Billiton and Suralco jointly hold the exploration licence over the Bakhuis region in western Suriname. The rights over this 2,780 square kilometre terrain were granted in November 2003 for a period of 25 months, with options for extension. The exploration phase was finalised in November 2005, and BHP Billiton and Suralco are currently entering the negotiations with the Government of Suriname in order to obtain the exploitation rights for the Bakhuis area. In the interim, the feasibility study of the future Bakhuis mine is in full progress.

2.2.4 Base Metals Customer Sector Group

Through operations in Chile, Australia and Peru, our Base Metals CSG mines copper, silver, lead, zinc, molybdenum, uranium and gold. We have five primary products:

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

Our portfolio of large, low-cost mining operations includes the Escondida mine in Chile, which is the world’s largest producer of copper, and Olympic Dam in Australia, a world-class uranium/copper deposit. We are also developing a number of copper mining projects. In addition to conventional mine development, we are also pursuing advanced bio-leaching technology, which we believe has the potential to achieve significant reductions in the cost of producing base metals.

Copper

Our majority-owned Escondida copper mine in northern Chile has separate processing streams producing high-quality copper concentrate and pure copper cathode. Our other key copper assets are the Cerro Colorado and Spence copper mines in northern Chile, the Antamina copper and zinc operations in Peru, and the Olympic Dam copper and uranium mine in Australia.

In FY2007, our share of total production was 1.25 mtpa of payable copper in cathode and concentrate. We provide base metals concentrates to smelters and copper cathode to rod and brass mills and casting plants around the world. We sell the majority of our copper cathode production on annual contracts with a fixed premium and the majority of our copper concentrate production to smelters under long-term contracts, with treatment and refining charges negotiated mainly on an annual or bi-annual basis. The price of contained copper is determined by the prevailing LME market price generally for cathodes in the month after shipment and for concentrate three months after shipment. The remainder is sold on a spot basis.

In December 2006, the Spence open-cut copper mine, produced its first copper cathode. Production is currently in ramp up mode, with a nominal annual capacity of 200,000 tonnes of copper cathode. The project was completed within the budget of US$990 million, excluding foreign exchange impacts of the stronger Chilean peso. Including foreign exchange impacts, the project cost was US$1.1 billion.

Copper zinc

Our Antamina mine located in the Ancash province in Peru produces four types of mineral concentrates: copper, zinc, molybdenum and lead/bismuth. Copper and zinc concentrates, which represent the majority of Antamina’s revenues, are mainly sold to third party smelters. The remainder of our production is sold to third party roasters and merchants.

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

All of Cannington’s lead and zinc concentrate production for FY2007 was committed under frame contracts with smelters in Australia, Korea, Japan and Europe at prices linked to the relevant LME prices. The price is determined by the prevailing LME market price for concentrate, generally three months after shipment.

Following an assessment of ground conditions in May 2006, we accelerated the program of decline and stope access rehabilitation to improve safety conditions. This program was completed in January 2007 at a cost of approximately US$30 million. Mine production rates have returned to expected levels.

Information on the Base Metals CSG’s mining operations

Detailed descriptions of our producing assets are listed in the table below. This table should be read in conjunction with the production and reserve tables.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Copper

Escondida

Atacama Desert, at an altitude of approximately 3,100 metres and 170 kilometres southeast of Antofagasta, Chile

Two open-cut pits

The mine is accessible by public road.

Copper cathode is transported by privately-owned rail line to the Antofagasta port (government-operated) or Mejillones port (privately operated).

Copper

concentrate is

transported by Company-owned pipeline to its Coloso port facilities.

The mine is owned and operated by Minera Escondida Limitada.

We own 57.5% of Minera Escondida. The other 42.5% is owned by affiliates of Rio Tinto (30%), the JECO Corporation (10%), a consortium represented by Mitsubishi Corporation (7%), Mitsubishi Materials Corporation (1%), Nippon Mining and Metals (2%) and the International Finance Corporation (2.5%).

Minera Escondida Limitada holds a mining concession from the Chilean state that remains valid indefinitely (subject to payment of annual fees).

Original construction of the operation was completed in 1990. The project has since undergone four phases of expansion at an additional cost of US$2,125 million (100% terms) plus US$451 million (100% terms) for the construction of an oxide plant.

In October 2005, the Escondida Norte expansion was completed at a cost of US$431 million (100% terms).

In June 2006, the Escondida Sulphide Leach copper project achieved first production. The cost of the project was US$907 million (100% terms), compared to a budget of US$870 million, excluding the exchange impact of a stronger Chilean peso. The final cost was US$986 million including the impact of foreign exchange.

Escondida has two processing streams: two concentrator plants in which high-quality copper concentrate is extracted from sulphide ore through a flotation extraction process; and two solvent extraction plants in which leaching, solvent extraction and electrowinning are used to produce copper cathode.

Nominal production capacity is 3.2 mtpa of copper concentrate and 330,000 tonnes per annum of copper cathode.

Separate transmission circuits provide power for the Escondida mine facilities. These transmission lines, which are connected to Chile’s northern power grid, are Company-owned and are sufficient to supply Escondida post Phase IV. Electricity is purchased under contracts with local generating companies.

Spence Atacama Desert, 150 kilometers northeast of	We own and operate the mine (100%). We hold a mining concession from the Chilean state that	Spence received Board approval for execution in October 2004. The project was completed within the US$990 million budget excluding foreign exchange	Spence has operations facilities to support the open-cut mining operations and ore processing/crushing operations.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Antofagasta, Chile

Open-cut mine

The mine is accessible by public road and privately-owned rail access.

Copper cathode produced is transported by rail line to either Antofagasta (government operated) or Mejillones port (privately operated).

remains valid indefinitely (subject to payment of annual fees).

impacts of a stronger Chilean peso. The cost including the impact of foreign exchange was US$1.1 billion.

Mine pre-stripping commenced in June 2005 and finished in August 2006, in accordance with the Mine Plan.

First ore was crushed in September 2006 with first copper produced in December 2006.

The crushed oxide and sulphide ores are leached on separate dynamic (on-off) leach pads. Chemical (acid) leaching is applied to oxide ores and bio-leaching is applied to supergene sulphide ores (similar to technologies employed by Escondida and Cerro Colorado). Solvent extraction consists of four trains in a series-parallel configuration, with extraction stages for both oxide and sulphide Pregnant Leach Solution. A single electrowinning (EW) plant produces the copper cathode. We have an additional run of mine (ROM) heap leach to further recover copper from low-grade ores.

Nominal capacity is 200,000 tonnes of copper cathode.

Electrical power is supplied to the operation via a 70 kilometre high-voltage transmission line connected to Chile’s northern power grid. This transmission line is company-owned, and electricity is purchased under contracts from a local generating company.

Cerro Colorado

Atacama Desert at an altitude of 2,600 metres, approximately 125 kilometres east of Iquique, Chile

Open-cut copper mine

The mine is accessible by public road.

Cathode production is trucked to port at Iquique, which is privately operated.

We own and operate the mine. We hold a mining concession from the Chilean state that remains valid indefinitely (subject to payment of annual fees).

Commercial production at Cerro Colorado commenced in June 1994.

Expansions took place in 1995 and 1998 to increase the mine’s crushing capacity, leach pad area and mine fleet. With these expansions, production was increased to 100,000 tonnes per annum. Production was then increased to the nameplate capacity of 120,000 tonnes per annum with optimisation and efficiency improvements.

Cerro Colorado’s facilities for this process include two primary, secondary and tertiary crushers, leaching pads and solvent extraction and electrowinning plants. Current capacity is 120,000 tonnes per annum.

Electricity is supplied under long-term contracts to the facilities through the northern Chile power grid.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
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

The underground mine extracts copper uranium ore and hauls the ore by an automated train network feeding underground crushing, storage and ore hoisting facilities.

The processing plant consists of two grinding circuits in parallel and a multi-stage copper sulphide flotation circuit. The copper concentrates treatment route consists of an acid leach and filtration plant, a drying plant, an Outokumpu flash furnace with two anode casting furnaces, an ISA electro-refinery and a refinery to recover gold and silver. The flotation tailings treatment route consists of an acid leach and counter current decantation (CCD) circuit, copper and uranium solvent extraction plants, a copper electrowinning plant and a precipitation and calcining plant for uranium concentrates.

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

Antamina is owned by Compañía Minera Antamina (Antamina) SA, in which we hold a 33.75% interest. The remaining interests are held by Xstrata (33.75%), Teck Cominco (22.5%) and Mitsubishi (10%).

Antamina is the operator of the mine.

Antamina holds mining rights from the Peruvian state over its mine and operations. These rights can be held indefinitely.

The Antamina project achieved commercial production in October 2001.

The principal project facilities include a primary crusher, a nominal 70,000 tonnes per day concentrator, copper and zinc flotation circuits and a bismuth/ moly cleaning circuit, a 300 kilometre concentrate pipeline with single-stage pumping, and port facilities at Huarmey. The pipeline design throughput is 2.3 dry mtpa.

Power to the mine site is being supplied under long-term contracts with individual power producers through a 58 kilometre 220 kV

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
A 300 kilometre pipeline transports the copper and zinc concentrates to the port of Huarmey. The molybdenum and lead/bismuth concentrates are transported by truck to different locations for shipment.	contingent upon the annual payment of licence fees and the supply of information on investment and production.		transmission line, which is connected to Peru’s national energy grid.
Silver, lead and zinc

Cannington

300 kilometres southeast of Mt Isa, Queensland, Australia

Underground mine

The mine is accessible by public road and a Company-owned airstrip.

Product is transported 187 kilometres by road to Yurbi, a Company-owned loading facility, where it is loaded on public rail and transported to a public port at which we lease a berth.

We own and operate Cannington. The Cannington deposit is contained within mining leases granted by the State of Queensland in 1994 and which expire in 2029.

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

Nominal capacity is 3.1 mtpa.

A power station, consisting of a combination of gas-fired and diesel-fired engines, located at Cannington, is operated under contract to supply power solely to Cannington.

Development projects

Olympic Dam

Due to the size of the Olympic Dam orebody, there is potential to further increase the size of the operation over and above the current capacity. A pre-feasibility study is currently being undertaken to examine capacity expansion options. The scope of the pre-feasibility study will address operational capacity, mining methods, processing and smelter options, and the infrastructure, health, safety and environmental practices required to support the expansion options. A substantial expansion of Olympic Dam will require completion of feasibility study and subsequent Board approval, as well as various regulatory and governmental approvals covering a range of operational matters.

Pinto Valley

Pinto Valley, an open-cut copper mine in Arizona, USA, ceased operations in 1998 due to uneconomic conditions. Cathode production continued through residual heap leach operations, utilising existing ore stockpiles. During FY2007, the restart of the concentrate facilities at Pinto Valley was approved. The restart project began in January 2007 and concentrate production is scheduled to begin in the second quarter of FY2008, with an estimated annual average copper in concentrate production of 70 ktpa.

2.2.5 Diamonds and Specialty Products Customer Sector Group

The Diamonds and Specialty Products CSG encompasses our diamonds and titanium minerals businesses and included the fertilisers business until its sale in August 2006. Our principal operations are located in Canada, South Africa and Mozambique.

Diamonds

The cornerstone of our diamonds business is the EKATI Diamond Mine. EKATI has produced an average of approximately 3.5 million carats of rough diamonds annually over the last two years. Due to changes in available ore sources, future rough diamond production may vary from historical levels. Annual sales from EKATI (including minority shares) represent around three per cent of current world rough diamond supply by weight and six per cent by value.

We sell most of our rough diamonds to international diamond buyers through our Antwerp sales office. We also sell a smaller amount of our diamond production to two Canadian manufacturers based in the Northwest Territories. We sell polished diamonds, manufactured through contract polishing arrangements, through our CanadaMark™ and AURIASTM brands.

Titanium minerals

Our interest in titanium minerals consists of our 50 per cent effective interest in Richards Bay Minerals (RBM) in South Africa, and the Corridor Sands and TiGen minerals sands projects in Mozambique.

RBM is a leading producer of titania slag, high-purity pig iron, rutile and zircon from mineral sands. The zircon, rutile and pig iron are sold as end-products both internationally and locally. Ninety five per cent of the total capacity is exported, yielding a world market share of approximately 15 per cent for titanium feedstocks and 20 per cent for zircon. Approximately 90 per cent of the titanium dioxide slag produced by RBM is suitable for the chloride process of titanium dioxide pigment manufacture and is sold internationally under a variety of short, medium and long-term contracts. In June 2007, RBM announced that the preferred members of a Broad Based Black Economic Empowerment (BBBEE) consortium have been identified to acquire a shareholding in the joint venture. The BBBEE consortium will acquire 24 per cent of both the mining and smelting operations at RBM. It is envisaged that RBM employees will become shareholders though an employee share ownership plan (ESOP) which will own a further two per cent of RBM. The next step in the process will be to finalise negotiations with the selected parties and to agree on the terms of the transaction. Corridor Sands is currently in the pre-feasibility phase. We are in the process of divesting TiGen.

Fertilisers

Southern Cross Fertilisers was acquired as part of WMC. On 1 August 2006, we completed the sale of Southern Cross Fertilisers to Incitec Pivot Limited for US$98 million.

Information on Diamonds and Specialty Products mining operations

Detailed descriptions of our producing assets are listed in the table below. This table should be read in conjunction with the production and reserve tables.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Diamonds
EKATI Diamond Mine 310 kilometres northeast of Yellowknife, Northwest Territories, Canada Beartooth and

We own an 80% interest in the Core Zone joint venture, which includes the existing operations. The remaining 20% interest is held by two individuals.

We also own a 58.8% interest in the Buffer Zone joint venture, made up predominantly of exploration

Construction began in 1997 and production from the first open-cut was initiated in 1997. The mine and processing plant began operation in mid 1998.

In October 2001, we acquired Dia Met Minerals Ltd, bringing our interest in the Core Zone and Buffer Zone joint ventures up to 80% and 58.8% respectively.

Major facilities at the mine include camp accommodation, a truck maintenance shop with office complex, an equipment-warming shed and the process plant. The processing plant consists of primary, secondary and tertiary crushers, washers/scrubber and grinder and heavy media separator. The diamond recovery process makes use of wet high-intensity

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Fox are open-cut mines and Panda is an underground mine. The mines are accessible year round by contracted aircraft. Road access is available for approximately 10 weeks per year via an ice road.	targets. We are the operators of the mines. Tenure is secured through ownership of mining leases granted by the Government of Canada. Mining leases have been granted for reserves until 2017.	Current active mines include two open-cut (Beartooth and Fox) and one underground mine (Panda), with a second underground mine currently under construction (Koala).

magnetics, wet and dry particle X-ray sorters, drier and grease table. Nameplate capacity is 9,000 tonnes of ore per day at a 1mm screen size cut-off.

Major underground infrastructure, which includes access portal and ramps, underground conveyor and material handling systems and development headings, in place to facilitate mining of the Panda Underground and Koala Underground (currently in development).

All the electric power is generated by our Company-owned and operated diesel power station. In addition, there is storage for approximately 90 million litres of diesel fuel on-site.

Titanium Minerals

Richards Bay Minerals

Four beach sand dredge mines 10 to 50 kilometres north of Richards Bay, KwaZulu-Natal, South Africa

The mine is accessible via public rail, road and port.

The rail between the mine site, harbour and shipping facilities are owned by Spoornet and Portnet (both government business enterprises supplying services on behalf of the state). The roads accessing the smelter are government-owned.

RBM comprises two legal entities, Tisand (Pty) Ltd and Richards Bay Iron and Titanium (Pty) Ltd. Our share is 51% and 49.45% respectively. The remaining 49% and 50.55% are held by Rio Tinto. The overall net income is shared equally.

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

The mining operations were expanded to five, with the last mine added in 2000. In 2006, this was reduced to four, with the closure of one mining pond.

Mining is conducted largely by sand dredge mining, with minor supplementary dry mining. Gravity separation via spiral is then utilised to produce a heavy mineral concentrate. This concentrate is then trucked to a central processing plant where magnetic, electrostatic and gravity techniques are used to produce the finished products, being rutile and zircon and the ilmenite for smelter feed.

The smelter processes the ilmenite to produce titanium dioxide slag, with a titanium dioxide of approximately 85% and high-purity iron.

The nominal titanium slag capacity is 1.06 mtpa.

The power for the operation is purchased from the South African grid.

Development projects

Koala Underground

In June 2006, we approved the development of the second commercial underground mine at the EKATI Diamond Mine in Canada. In addition to the mine development, the investment provides for mine ventilation systems, an underground conveyor connecting to the existing Panda Underground conveyor, and minor surface infrastructure and mobile equipment. The project is designed to deliver a total of 7.1 million dry tonnes of ore to the process plant and recover 6.5 million carats of high-quality Koala diamonds. Total project life is expected to be 11 years. Total development costs are estimated at US$250 million (our share US$200 million). First production is expected in the second quarter of FY2008.

Corridor Sands

We own 90 per cent of Corridor Sands Ltd, the joint venture company that holds the Corridor Sands mineral tenement. The other 10 per cent equity is owned by the Industrial Development Corporation of South Africa Ltd.

Currently, the project is in the pre-feasibility phase to study the options to exploit undeveloped ilmenite deposits near the town of Chibuto, 190 kilometres north of Maputo and 50 kilometres inland from Xa Xai in the Gaza Province, Southern Mozambique. A world-scale integrated open-cut mining, concentration and smelting operation is envisaged to produce titania slag and high-purity iron, as well as the minerals rutile and zircon.

We have a Prospecting and Research Licence (Mineral Tenement) on land that incorporates the Corridor Sands mineral sands project, which we can convert to a mining title upon committing to a development plan.

TiGen

We own a 100 per cent interest in TiGen, another significant ilmenite orebody, located at Moebase in northern Mozambique. We are in the process of divesting TiGen.

Potash

We have acquired access to substantial acreage in the world’s largest mineable potash basin in Canada. We plan to progress the concept study in 2008.

2.2.6 Stainless Steel Materials Customer Sector Group

Our Stainless Steel Materials CSG is the world’s third largest nickel producer. Stainless Steel Materials primarily services the stainless steel industry through its wide range of high-quality nickel products.

We produce the following products:

•	nickel in the form of compacts, high-purity nickel briquettes and powders, high-purity ferronickel granules and chemical-grade nickel oxide

•	nickel intermediates in the form of matte, concentrate and nickel oxide

•	cobalt in the form of chemical-grade cobalt oxide hydroxide and electrolytic cobalt cathodes.

In addition, we supply nickel and cobalt to other markets, including the specialty alloy, foundry, chemicals and refractory material industries and also the intermediate nickel market. Our products are sold under a mix of long-term, medium-term and spot contracts, with nickel prices linked to the London Metal Exchange.

We acquired Nickel West as part of the WMC acquisition in June 2005. Nickel West is the world’s third largest producer of nickel in concentrate. It is a fully integrated nickel business comprising mines, concentrators, a smelter and a refinery in Western Australia. We mine nickel ore at Leinster and Mt Keith and concentrate the ore on-site. The combined concentrate product is transported by rail and mixed with concentrate from our Kambalda concentrator at our Kalgoorlie smelter. The Kalgoorlie smelter produces nickel matte and sulphuric acid. During FY2007, approximately 55 per cent of the matte was sent by rail to our Kwinana refinery, while the rest was exported. The Kwinana refinery produces nickel metal (LME briquettes and nickel powder), ammonium sulphate, copper sulphide and mixed sulphides (mainly nickel and cobalt), which are exported (excluding ammonium sulphate). Ammonium sulphate is sold locally, with any excess exported. Nickel West will include the nickel operation at Ravensthorpe, Western Australia (refer to ‘Development projects’ below) upon completion.

Cerro Matoso is an integrated nickel mining, smelting and refining operation located in northern Colombia. Cerro Matoso is the world’s second largest producer of ferronickel and a nickel industry leader in unit cost of production. Cerro Matoso combines a high-grade lateritic nickel deposit with large-scale rotary kiln/electric furnace production facilities to produce ferronickel for export.

The Yabulu refinery is a nickel and cobalt processing plant. We purchase approximately 3.5 wet mtpa of nickel and cobalt-bearing laterite and some saprolitic ores from third party mines in New Caledonia, Indonesia and the Philippines. The purchases are made under short and medium-term supply agreements. The refinery produces high-purity nickel and cobalt products that are used in the manufacture of stainless steel, specialty steels, alloys and chemicals. The price of the ore we purchase is linked to the nickel and cobalt metal content and current LME metal prices. We sell the nickel products with varying metal content in the range 32 per cent to 99 per cent nickel. We sell the cobalt in oxide-hydroxide form.

Information on Stainless Steel Materials mining operations

Detailed descriptions of our producing assets are listed in the table below. This table should be read in conjunction with the production and reserve tables.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Nickel
Leinster 375 kilometres north of Kalgoorlie in Western Australia, Australia Open-cut and underground mines The mine is accessible

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

Concentration plant with a nominal

operating capacity of 3 mtpa of ore.

Power at the Kambalda, Mt Keith and

Leinster nickel operations and at the

Kalgoorlie nickel smelter is primarily

derived from on-site third party gas-fired

turbines. Gas for these turbines is

sourced by us from the northwest gas

fields. The existing gas supply contract

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
by government-owned road and rail. Nickel concentrate is shipped by rail to the Kalgoorlie smelter.	dates between 2009 and 2026.	WMC.	terminates in October 2013. The gas is transported through the Goldfields Gas Pipeline, pursuant to an agreement with Southern Cross Energy that expires in January 2014.

Mt Keith

460 kilometres north of

Kalgoorlie, Western

Australia, Australia

Open-cut mine

The mine is accessible

by private road.

Nickel concentrate is

transported by road to Leinster nickel operations from where it is transported by public rail to Kalgoorlie

smelter.

We own and operate the

mine at Mt Keith.

Leases are currently

within their initial 21-year

lease period. A further

21-year term is available.

Further renewals are at

Minister’s discretion. The

lease expiry dates range

between 2008 and 2015.

		The Mt Keith mine was officially commissioned in January 1995 by WMC. In June 2005, we gained control of Nickel West (Leinster and Mt Keith) as part of the acquisition of WMC.	Concentration plant with a nominal capacity of 11.5 mtpa of ore. Power is sourced from the same supplier under the same conditions as the Leinster mine.
Cerro Matoso Montelibano, Córdoba, Colombia Open-cut mine The mine is accessible by public highway.	We own 99.94% of CMSA. 0.06% is held by employees. Mining concession rights extend to 2041 and are renewable. Land on which reserves are located is owned.

Mining commenced in 1980 and

nickel production started in 1982 under Colombian Government, BHP Billiton and Hanna Mining ownership.

In 1989, we increased our

ownership to 53%, in 1997 to

99.8% and in 2007 to 99.9%

In 1999, an expansion project to

double installed capacity was

started, and in January 2001 the

first metal was tapped from the second line.

Beneficiation plant for the mine consists

of a primary and secondary crusher, ore

storage, and blender and rotary kiln with

a nominal capacity of 3.0 mtpa.

The ferronickel smelter and refinery are

integrated with the mine.

Ore is fed into two rotary driers and then

(along with coal) fed into two rotary

kilns. The kilns feed the two electric

furnaces, which produce the molten

metal that is tapped in 55 tonne ladles

and sent for refining into ferronickel

granules of approximately 35% nickel

and 65% iron.

Plant design capacity is 50,000 tonnes

per annum. Actual capacity depends on

nickel grade from the mine.

Electricity is supplied from the national

grid based on supply contracts

negotiated for 5-year periods.

A pipeline supplies nationally sourced

natural gas for drier and kiln operation.

Information on Stainless Steel Materials smelters, refineries and processing plants

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

The refinery uses the Sherritt-Gordon ammonia leach process to convert nickel matte from the Kalgoorlie nickel smelter into LME-grade nickel briquettes and nickel powder.

The refinery also produces a number of intermediate products, including copper sulphide, cobalt-nickel sulphide and ammonium sulphate. The cobalt-nickel sulphide is treated by a third party processor that separates the nickel and cobalt into metal.

The Kwinana nickel

refinery has a capacity of

65,000 tonnes per annum

of nickel metal.

Power generated by Southern Cross Energy in the goldfields is distributed across Western Power’s network for use at the Kwinana Nickel Refinery. We purchase delivered gas for use at the Kwinana Nickel Refinery. This gas is sourced from North West Shelf gas fields and is transported by the Dampier to Bunbury Natural Gas Pipeline and the Parmelia Pipeline.

The existing gas supply contract terminates in October 2013.

Operation and location	Ownership, operation and title	Plant type/product	Capacity
Yabulu 25 kilometres northwest of Townsville, Queensland, Australia

We own and operate Yabulu and hold freehold

title over the refinery property, plant and

equipment.

The berth, ore handling facilities and fuel oil

facilities at the Townsville port are situated on

long-term leasehold land.

Yabulu consists of a major laterite nickel refinery and cobalt refinery.

The Yabulu refinery has two major sections. We process nickel ore using the reduction roast ammonia-ammonium carbonate leaching process in combination with a solvent extraction process that was developed and patented at the refinery. The metal refining separates the nickel and cobalt. Our cobalt purification plant produces a high-purity cobalt oxide hydroxide product.

The Yabulu refinery has an annual production capacity of approximately 32,000 tonnes of nickel and 2,000 tonnes of cobalt.

Currently, we source power and steam from a combination of on-site coal-fired and oil-fired boilers and electrical power from Ergon Energy and coal seam gas from Enertrade.

Development projects

Yabulu

In March 2004, we approved the expansion of the Yabulu refinery (in conjunction with the development of the Ravensthorpe Nickel Project described below). The expansion will increase nickel production capacity of the existing plant to an estimated 76,000 tonnes per annum and extend the life of the refinery by approximately 25 years. In November 2006, the approved budget for the project was revised to US$556 million. First nickel metal production is expected from the expanded refinery in 2008.

Ravensthorpe

The Ravensthorpe Nickel Project was approved in March 2004. In November 2006 the Board approved a revised budget of US$2.2 billion. The first shipment of MHP was also revised from the fourth quarter of calendar year 2006 to fourth quarter of calendar year 2007. The project includes the development of a mine, treatment plant and associated infrastructure near Ravensthorpe in Western Australia. The Ravensthorpe processing plant will produce a mixed nickel cobalt hydroxide intermediate product, which will feed the expansion of the Yabulu refinery.

Cliffs

The Cliffs Nickel Project was approved in July 2007 with an approved budget of US$139 million. The Cliffs project is a new development of an underground, narrow-vein nickel mine located in the Northern Goldfields of Western Australia. The project will supplement ore supply to the existing concentrator at Leinster Nickel Operations. It is expected to generate an estimated 8,500 tonnes per annum of nickel in ore over 10 years, commencing in October 2008.

2.2.7 Iron Ore Customer Sector Group

Due to recent growth, and a change in internal reporting structure, Iron Ore, Manganese and Metallurgical Coal, which were previously reported as Carbon Steel Materials CSG, are now reported as separate CSGs.

Our principal iron ore operations are based in the Pilbara region of northwestern Australia. Through a series majority-owned joint ventures we mine iron ore from a number of open-cut mines and transport it by our own rail network to our port facilities at Port Hedland. We also hold a 50 per cent interest in Samarco, with mining operations and associated transport infrastructure located in Brazil. We sell lump and fine product from Australia, while Samarco sells pellets from Brazil, to steel producers, principally located in China, other countries in Asia, Africa and the Middle East, Europe and the United States. Sales are generally under long-term contracts, with prices set annually. Iron ore mined from Yandi, Jimblebar and Mt Goldsworthy Area C deposits is sold under marketing arrangements that are detailed in the footnotes to the production and reserves tables in sections 2.4.2 (footnotes 16, 17 and 19) and 2.14.2 of this Annual Report.

On 24 August 2005, we announced the permanent closure of the hot briquetted iron production facilities at our wholly-owned Boodarie Iron plant in Western Australia. Demolition of the lower level structures surrounding the main furnace and briquetting building began in February 2007, with the aim of completing the demolition in first half of FY2009. We intend to retain the Boodarie Iron beneficiation plant to complete feasibility studies into longer-term options for our lower-grade iron ore.

Information on Iron Ore mining operations

Detailed descriptions of our producing assets by are listed in the table below. This table should be read in conjunction with the production and reserve tables.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Mt Newman joint venture

Pilbara region, Western Australia, Australia

Open-cut mine

The mine is accessible by public road and Company-owned rail to the joint venture’s Nelson Point shipping facility at Port Hedland.

We hold an 85% interest in the Mt Newman joint venture. The other 15% is held by Mitsui ITOCHU Iron (10%) and ITOCHU Minerals and Energy of Australia (5%).

We are the operators.

Mining lease under the Iron Ore (Mt Newman) Agreement Act 1964, this expires in 2009 with the right to successive renewals of 21 years.

Production began at the Mt Whaleback orebody in 1969. Production continues to be sourced from the major Mt Whaleback orebody, complemented by production from orebodies 18, 23, 25, 29 and 30.

At Mt Whaleback, primary and secondary crushing plants (capacity of 35 mtpa); a heavy media beneficiation plant (capacity of eight mtpa) and a train-loading facility.

At orebody 25, an additional primary and secondary crushing plant (capacity of 8 mtpa).

A crusher and train-loading facility at orebody 18.

Power comes from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines.

Yandi joint venture Pilbara region, Western Australia, Australia Open-cut mine The mine is accessible by public road and Company-owned rail to the Nelson Point shipping facility at Port Hedland.

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

Power comes from the Alinta Dewap’s Newman power station via Company-owned powerlines.

Jimblebar	We own 100% of the Jimblebar lease, however in	Production at Jimblebar began in	Primary and secondary crushing

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Pilbara region, Western Australia, Australia

Open-cut mine The mine is accessible by public road and Company- owned rail to Port Hedland via a 30 kilometre spur line linking with the main Newman to Port Hedland railway.

October 2005, we entered into a sublease agreement over the Wheelara deposit with Itochu Minerals and Energy of Australia, Mitsui Iron Ore and four separate subsidiaries of Chinese Steelmakers. As a consequence of this arrangement, we are entitled to 85% of production from the Wheelara sublease.

An independent contract mining company is the operator of the mine.

Mining lease under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires in 2009 with the rights to successive renewals of 21years.

		March 1989. The ore currently being produced is blended with ore produced from Mt Whaleback and satellite orebodies 18, 23, 25, 29 and 30 to create the Mt Newman blend.	plant (capacity of 8 mtpa). Power comes from the Alinta Dewap’s Newman power station via Company-owned powerlines.

Mt Goldsworthy joint venture

Pilbara region, Western Australia, Australia

Open-cut mine The mine is accessible by public road and Company- owned rail to the joint venture’s Finucane Island shipping facilities and the Nelson Point shipping facilities, both located at Port Hedland.

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

We opened Area C mine in 2003.

At the beginning of September 2006, we suspended C Berth ship loading operations at Finucane Island as part of Rapid Growth Project 3 (RGP3) expansion works. The C Berth ship loading operations will recommence at the completion of RGP3 as described below.

Two primary crushers exist, one at Yarrie and the other at Nimingarra, with a combined capacity of 8 mtpa.

An ore processing plant is located at Area C with a capacity of 23 mtpa. An additional primary crusher and overland conveyor are currently under construction.

Power for Yarrie and Nimingarra is sourced via overhead powerlines from the Port Hedland gas-fired powered station operated by Alinta Dewap.

Area C sources its power from the Newman power station also operated by Alinta Dewap.

Samarco Southeast Brazil Open-cut mine The mine is accessible by public road. Conveyor belts	We own 50% of Samarco. The other 50% is owned by Companhia Vale do Rio Doce (CVRD). Samarco is operated as an independent business with its own management team. The Brazilian Government	Production began at the Germano mine in 1977 and at the Alegria complex in 1992. The Alegria complex has now replaced the depleted Germano mine. The last expansion occurred in 1997 when a second pellet plant was built. In 2005, an	There is a 396-kilometre iron ore slurry pipeline integrating the mining complex to pellet plants. An iron ore beneficiation plant has a capacity of 16.5 mtpa. Two pellet plants have a total

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
transport iron ore to the beneficiation plant and a 396-kilometre slurry pipeline transports pellet feed to the pellet plants on the coast. Iron pellets are exported via private port facilities.	has granted mining concessions to Samarco as long as it mines the Alegria Complex according to an agreed plan.	optimisation project increased pellet feed and pellet production.

capacity of 14.0 mtpa.

Samarco operates one hydroelectric power plant and has a 49% stake in another. These plants furnish approximately 35% of electricity requirements.

Samarco has signed an agreement expiring in 2013 to purchase remaining power needs from a local concessionaire that operates hydroelectric power plant.

Development projects

Western Australia Iron Ore

We have undertaken a series of development projects referred to as Rapid Growth Projects (RGP). In February 2004, we completed an expansion of our Port Hedland facilities, which increased capacity to 100 mtpa. In October 2004, our Board approved Rapid Growth Project 2 (RGP2), which comprised mine, rail and port capacity increases through the development of orebody 18, purchase of additional rolling stock, and a new car dumper at our Finucane Island facility at Port Hedland. RGP2 project work was completed in June 2006 increasing system capacity to 118 mtpa by the end of the second quarter of FY2007. However, the closure of Boodarie Iron in 2005 reduced system capacity by 1 mtpa. There has been an 8 mtpa reduction in capacity since September 2006 owing to the suspension of ship loading from the old Goldsworthy operations at Finucane Island, which is being replaced as part of RGP3 (approved by our Board in October 2005). Work continues on RGP3’s mine rail and port expansions with a budgeted cost of US$1,300 million. The related installed capacity at the Area C mine will increase by 20 mtpa by the second quarter of FY2008. The total system capacity at the conclusion of RGP3 in the first half of FY2008 will be 129 mtpa.

In March 2007, BHP Billiton announced approval for the Rapid Growth Project 4 (RGP4), which will increase system capacity across our Western Australian iron ore operations to 155 mtpa at a budgeted cost of US$1,850 million.

Samarco

In October 2005, our Board approved construction of a third pellet plant at Ponta Ubu, together with a mine expansion, a new concentrator at Germano, port enhancements and a second slurry pipeline. The project will increase iron ore pellet capacity by 7.6 million tonnes at a cost of US$1.18 billion (US$590 million our share). Production is scheduled to commence during the second half of FY2008.

2.2.8 Manganese Customer Sector Group

Due to recent growth, and a change in internal reporting structure, Iron Ore, Manganese and Metallurgical Coal, which were previously reported as Carbon Steel Materials CSG, are now reported as separate CSGs.

We hold our South African manganese interests through a 60 per cent holding in Samancor Manganese (Pty) Ltd. The remaining 40 per cent is held by Anglo American. In South Africa, Samancor Manganese produces manganese ore from two mines at Hotazel in the Northern Cape Province, produces manganese alloy at a plant (Metalloys) in Gauteng Province and has a 51 per cent interest in Manganese Metal Company, a producer of electrolytic manganese metal. In July 2006, we purchased Mitsui’s 50 per cent shareholding in Advalloy (Pty) Ltd, which produces refined manganese alloys at the Metalloys site, making Samancor Manganese the 100 per cent owner of Advalloy. In Australia, we produce ore at Groote Eylandt in the Northern Territory (GEMCO) and manganese alloys in northern Tasmania (TEMCO). We have a 60 per cent effective ownership of both GEMCO and TEMCO. We are the managers of all the above operations.

We sell manganese ore to alloyers, principally in Asia, Europe, Australia and South Africa. Of our external sales, approximately 50 per cent are priced annually. The rest are priced quarterly or occasionally on a spot basis. We sell manganese metal and alloys, principally to steelmakers under long-term contracts that usually provide for quarterly adjustment of prices, either by negotiation or reference to published market prices.

Information on Manganese mining operations

Detailed descriptions of our producing assets are listed in the table below. These tables should be read in conjunction with the production and reserve tables below.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Hotazel Manganese Mines

Kalahari Basin, South Africa

Mamatwan is an open-cut mine.

Wessels is an underground mine.

The mines are accessible by rail and public road. Most ore and sinter products are transported by government-owned rail. 60% of the ore produced is beneficiated locally with the balance exported via Port Elizabeth and Durban.

Hotazel Manganese Mines, a division of Samancor Manganese, is the operator of Mamatwan and Wessels.

Samancor Manganese must sell 15% of its interest to a BEE entity by 2009 to comply with the South African Mining Charter and scorecard. Negotiations are proceeding with possible BEE partners.

Mamatwan was commissioned in 1964. Wessels was commissioned in 1973.

Mamatwan’s capacity is currently 2.8 mtpa of ore and sinter based on the current product mix at the mine. The beneficiation plant consists of primary, secondary and tertiary crushing with associated screening plants. There is a dense medium separator and a sinter plant with a capacity of 1.4 mtpa of sinter.

Wessels has two loaders and four haulers with an annual capacity of approximately 1.0 mtpa of ore. The processing is a simple crushing and screening circuit consisting of primary and secondary crushing circuits with associated screening capacity.

The power source is the national utility company Eskom.

Groote Eylandt Mining Company Pty Ltd (GEMCO) Groote Eylandt, Northern Territory,	We own 60% of GEMCO, which owns and operates the mine. The remaining 40% is owned by Anglo American. All leases situated on	The mine was first commissioned in 1965.	The beneficiation process consists of crushing, screening and dense media separation with lump and fines products being produced. The existing capacity is 3.4 mtpa. GEMCO owns and operates its own

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Australia Open-cut mine Ore is transported from the concentrator by road train directly to our shipping facilities at the port at Milner Bay.	Aboriginal land held under the Aboriginal Land Rights (Northern Territory) Act 1976. Leases have been renewed for a period of 25 years from 2006.		on-site diesel power generation facility.

    Information on Manganese smelters, refineries and processing plants

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Advalloy (Pty) Ltd Meyerton, South Africa	Samancor Manganese owns 100% of Advalloy. Samancor Manganese holds freehold title over the property, plant and equipment.	Manganese alloy plant uses an electric arc furnace process producing refined manganese alloy.	Advalloy has a capacity of 82,000 tonnes per annum of medium-carbon ferromanganese in various fractions. The power source is the national utility company Eskom.
Manganese Metal Company (Pty) Ltd Nelspruit, South Africa	Samancor Manganese owns 51% of Manganese Metal Company. Delta Plc indirectly owns the remaining 49%. Manganese Metal Company holds freehold title over the property, plant and equipment.	A manganese production plant at Nelspruit processing and electrowinning of manganese ore into electrolytic manganese metal (via a hydrometallurgical extraction process).	Manganese Metal Company has a capacity to produce 27,000 tonnes per annum of electrolytic manganese metal. The power source is the national utility company Eskom.

Metalloys Meyerton, South Africa	Metalloys is a division of Samancor Manganese. Samancor Manganese holds freehold title over the property, plant and equipment.	Manganese alloy plant uses eight electric arc furnaces to produce manganese alloys such as high-carbon ferromanganese and silicomanganese.

370,000 tonnes of high-carbon ferromanganese (including hot metal) and 120,000 tonnes of silicomanganese in various fractions per annum.

The power source is the national utility company Eskom with 35 mws of power generation from waste gases.

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO) Bell Bay, Tasmania, Australia	We own 60% of TEMCO. Anglo American owns the remaining 40%. Samancor Manganese manages the operations. TEMCO holds freehold title over the property, plant and equipment.	Four electric arc furnaces and a sinter plant produce ferroalloys, including high-carbon ferromanganese, silicomanganese and sinter.

Nominal capacity based on the 2007 product mix is 128,000 tonnes of high-carbon ferromanganese, 126,000 tonnes of silicomanganese and 336,000 tonnes of sinter per annum.

TEMCO sources its electrical power from Aurora Energy, the State-owned power distribution and retailing company. Power in Tasmania is principally generated from hydro stations, but supplemented with a 240 mw gas generation station. TEMCO also self-generates 11mws for internal use from an on-site Energy Recovery Unit. In addition, Basslink, a 600 mw interconnector between Tasmania and Victoria, came online in May 2006, and has provided additional capacity and security of supply in periods of drought.

2.2.9 Metallurgical Coal Customer Sector Group

Due to recent growth, and a change in internal reporting structure, Iron Ore, Manganese and Metallurgical Coal, which were previously reported as Carbon Steel Materials CSG, are now reported as separate CSGs.

Our Metallurgical Coal CSG is the world’s largest supplier of seaborne metallurgical coal. We mine metallurgical coal in Australia and sell it to steel producers in Japan, Europe, Korea, India, Taiwan, Brazil, China and Australia, generally under annual contracts.

Together with Mitsubishi Development Pty Ltd, we own six open-cut coal mines, two underground coal mines and a port in the Bowen Basin, Queensland, Australia. These coal mining operations are managed through BM Alliance Coal Operations Pty Ltd (BMA), a jointly owned entity, and we market the coal produced. These mines are separated into two joint venture structures in which we have a 50 per cent interest, namely the Central Queensland Coal Associates (CQCA) joint venture and the Gregory joint venture. Mitsubishi Development Pty Ltd has the remaining 50 per cent interest in these two joint ventures. In addition, BMA operates two other Bowen Basin mines for BHP Mitsui Coal Pty Ltd, in which we have an 80 per cent interest. The majority of the coal production is high-quality metallurgical coal used for steelmaking.

The CQCA joint venture owns and operates the Hay Point coal terminal in Mackay, Queensland, through which most of the venture’s coal is shipped. Hay Point has throughput capacity of 40 mtpa and can accommodate bulk carriers of up to 230,000 deadweight tonnes.

We also own and operate three underground coal mines in the Illawarra region of New South Wales (Australia). Coal from these mines is either sold to BlueScope Steel’s Port Kembla steelworks or shipped to domestic and international customers.

Information on Metallurgical Coal mining operations

Detailed descriptions of our producing assets are listed in the tables below. The tables should be read in conjunction with the production and reserves tables.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

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

BM Alliance Coal Operations, a joint venture entity, is the operator of the mines.

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

Broadmeadow, an underground mine developed on the Goonyella mining lease, commenced longwall operations in August 2005.

All coal is beneficiated at on-site processing facilities, which have a combined capacity in excess of 51.5 mtpa. Power is sourced from the State of Queensland’s electricity grid.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
of Gladstone.

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

BM Alliance Coal Operations, a joint venture entity, is the operator of the mines.

A mining lease expired in 2006 and is in the process of being renewed. Other leases have expiry dates between 2014 and 2019, and are renewable for such further periods as the Queensland Government allows.

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

Leases expire in 2020, and are renewable for such further periods as the Queensland Government allows.

The joint venture holds additional undeveloped leases in the Bowen Basin.

The joint venture commissioned Riverside, an open-cut mine, in 1983. Reserves were depleted in 2005.

South Walker Creek became operational in 1998, producing pulverised coal injection (PCI) product and minor quantities of by-product energy coal.

Construction for the new Poitrel mine commenced in early 2006 and first coal was produced in October 2006. The mine has a production capacity of 3.0 mtpa of metallurgical and PCI coals.

South Walker Creek coal is beneficiated at on-site processing facilities with a capacity to produce 4.0 mtpa of coal.

Poitrel mine has entered into a joint venture agreement with the adjacent Millennium Coal mine to share coal processing and rail loading facilities. Poitrel will have access to 3 mtpa capacity from the processing facilities.

Power is sourced from the State of Queensland’s electricity grid.

Illawarra Coal Illawarra, New South Wales, Australia Underground mines All the mines are accessible by public road. All coal is transported by road or	We are owner and operator of the Illawarra Coal mines. Leases have expiry dates between 2010 and 2026, with renewal rights under the NSW Mining Act 1992 for periods of 21 years.

Appin commenced in 1962 with longwall mining starting in 1969. The adjoining Douglas mine is being developed as a replacement for the Appin mine.

West Cliff was commissioned in 1976.

Elouera opened in 1993. Reserves were nearly depleted

Coal is beneficiated at two processing facilities with a capacity to produce 8.8 mtpa. Power is sourced from the State of New South Wales’ electricity grid.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
on government-owned railways to our major customer, BlueScope Steel’s Port Kembla steelworks or to Port Kembla for shipping.

in 2005. In May 2007, we agreed to sell the mine to Gujarat NRE FCGL Pty Ltd, subject to various conditions.

Dendrobium Mine opened in FY2005 at a total cost of US$200 million. A modern longwall mine, it has now replaced the Elouera mine.

Development projects

Maruwai (Lampunut)

We are conducting exploration activities and feasibility studies into the development of coking coal operations in the Maruwai Basin under various Coal Contract of Work (CCOW) agreements with the Indonesian Government. If approved, the first stage of the development will see the development and operation of a 1 mtpa facility in the Lahai CCOW by the end of calendar year 2008 with subsequent development of a 3 to 5 mtpa facility in the Maruwai CCOW.

2.2.10 Energy Coal Customer Sector Group

Our Energy Coal CSG is one of the world’s largest producers and marketers of export thermal (energy) coal. We mine energy coal in South Africa, Australia, Colombia and the United States. Most of our domestic energy coal sales are under medium and long-term fixed-price contracts with power generation companies and utilities in Australia, South Africa and the US. Most of our export sales are made under short and medium-term contracts in Europe, Asia and the US.

Through our wholly-owned subsidiary, BHP Billiton Energy Coal South Africa Limited (BECSA), previously Ingwe Collieries Limited, we operate six coal mines in the Witbank region of Mpumalanga province of South Africa. In FY2007, we supplied 30 million tonnes of energy coal to Eskom, a public electricity service company in South Africa, and exported the bulk of the remaining 22 million tonnes. In November 2006, we announced our intention to sell the Optimum mine. A binding bid received during January 2007, following a proposal, is currently going through the formal BHP Billiton review process.

We announced on 2 July 2007 that we had reached closure on the sale of Koornfontein Mine together with 1.5 mtpa of Richards Bay Coal Terminal entitlement to an entity controlled by a Black Economic Empowerment (BEE) consortium. The BEE consortium, which holds 50 per cent plus one share in the new entity, is led by Siyanda Resources (Pty) Limited and AKA Resources Holdings (Pty) Limited, and includes various broad based groups as well as a Koornfontein employee trust. Coronation Capital Limited and Investec Bank Limited will together hold 50 per cent less one share in the new entity. The conclusion of the sale was effective 30 June 2007.

BECSA currently owns 33.96 per cent of the Richards Bay Coal Terminal (RBCT), which has a capacity of 72 mtpa, through which exports are shipped. This reduction from FY2006 relates to the completion of the sale of Koornfontein and the sale of shares to Exxaro. The sale of Optimum will see BECSA relinquish an additional 6.5 mtpa of this entitlement to the new owner reducing our holding of RBCT to 24.9 per cent.

In Australia, we mine energy coal at Mt Arthur mine. We are currently undertaking underground feasibility work on the adjacent Bayswater mining area. We deliver approximately one third of Mt Arthur’s production to local power stations via a 10 kilometre overland conveyor. The remainder is transported by rail approximately 100 kilometres to the port of Newcastle.

In New Mexico (USA), we own and operate the Navajo open-cut and San Juan underground mines. Navajo’s production is sold to the Four Corners Power Plant under long-term contracts. San Juan’s production is sold to the nearby San Juan Generating Station under long-term contracts.

The Cerrejon Coal Company operates open-cut mines in La Guajira province in northeastern Colombia. Production is mainly for export.

Information on Energy Coal mining operations

Detailed descriptions of our producing assets are listed in the tables below. The tables should be read in conjunction with the production and reserves tables

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

South Africa
Douglas 27 kilometres south of Witbank, Mpumalanga Province, South Africa Underground mine The mine is accessible by public roads. Coal is exported via the RBCT. The coal is transported to RBCT

We own 84% of the Douglas colliery joint venture through BECSA. The remaining 16% is owned by Xstrata Plc through Tavistock Collieries Plc.

We are the operators of the mine.

BECSA and Tavistock are the holders of two Old Order Mining Rights in the joint venture ratio of 84:16, and BECSA is the sole holder of the Albion section right.

		Douglas was commissioned in 1979.	Beneficiation facilities consist of a crushing plant and a wash plant. The overall capacity is 14 mtpa. Power is supplied by Eskom.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
via a Spoornet (a government business enterprise) railway.	These Old Order Rights must be lodged for a conversion no later than 30 April 2009 (see ‘Government regulations’).

Khutala

100 kilometres east of Johannesburg, Mpumalanga Province, South Africa

Combination of open-cut and underground mines

The mine is accessible by public roads.

Domestic coal is transported via overland conveyor to the Kendal Power Station.

We own and operate the mine at Khutala.

BECSA is the holder of an Old Order Mining Right.

An application for conversion to a New Order Mining Right, submitted in 2004, is still being processed (see ‘Government regulations’).

Khutala was commissioned in 1984. Open-cut operations began in 1996. The mining of a thermal/metallurgical coal deposit for a domestic market commenced in 2003.

Beneficiation facilities consist of a crushing plant, for the energy coal with a nominal capacity of 18 mtpa. A separate smaller crusher and wash plant with a nominal capacity of 1.5 mtpa is used to beneficiate the metallurgical coal supplied from the opencast operation.

Power is supplied by Eskom.

Koornfontein

35 kilometres south of Middelburg, Mpumalanga Province, South Africa

Underground mine

The mine is accessible by public roads.

Export coal is transported to RBCT by rail, while the domestic coal is transported via conveyor belt to the nearby Majuba Power Station.

We owned and operated the mine at Koornfontein. On 18 July 2006, we announced the sale of Koornfontein. The fulfilment of certain regulatory requirements including the conversion and transfer of Koornfontein’s mining rights in terms of the Minerals and Petroleum Resources Development Act of 2002 and the approval of the South African Competition Commission has enabled the conclusion of the sale, effective 30 June 2007

Koornfontein mine was the holder of an Old Order Mining Right.

		Koornfontein was commissioned in 1964.	Beneficiation facilities consist of three washing plants, each with a crusher. The overall capacity is 9 mtpa tonnes of energy coal. Power is supplied by Eskom.

Middelburg

20 kilometres southeast of Witbank, Mpumalanga Province, South Africa

Open-cut mine

The mine is accessible by public roads.

Export coal is transported to RBCT by rail, while the domestic coal is transported via conveyor belt to the nearby

We own 84% of the Middelburg mine in a joint venture. The remaining 16% is owned by Xstrata Plc through Tavistock Collieries Plc.

We are the operators of the mine.

BECSA and Tavistock Collieries are the holders of an Old Order Mining Right in the joint venture ratio of 84:16. This Old Order Mining Right must be lodged for a conversion to a New Order Mining Right by no later than 30 April 2009 (see ‘Government

		Middelburg mine was commissioned in 1982. Middelburg Mine Services (MMS) and Duvha Opencast became one operation in FY1996. In 2003, Douglas Opencast Operations was incorporated into MMS.	Beneficiation facilities consist of the following: crushing plants, crush and wash and de-stone plants. The overall capacity is 17 mtpa. Power is supplied by Eskom.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Duvha Power Station.	regulations’).

Optimum

40 kilometres south of Middelburg, Mpumalanga Province, South Africa

Open-cut mine

Access to the mine is via public roads.

Export coal is transported to RBCT by rail, while the domestic coal is transported via conveyor belt to the nearby Hendrina Power Station.

We own and operate the mine at Optimum. On 17 November 2006, we announced our intention to sell Optimum. A binding bid received during January 2007, following a proposal, is currently going through the formal BHP Billiton review process.

BECSA is the holder of an Old Order Mining Right, which entitles BECSA to continue its existing mining operation. BECSA is obliged to lodge the said Old Order Mining Right for conversion to a New Order Mining Right by no later than 30 April 2009 (see ‘Government regulations’).

Optimum was commissioned in 1970.

Optimum Colliery was expanded with the incorporation of the Eikeboom section in 1993.

The most recent expansion was the development of the Kwagga pit and associated infrastructure, which was completed in February 2001.

Beneficiation facilities include a washing plant and a de-stoning plant. The overall capacity is 17 mtpa. Power is supplied by Eskom.

Klipspruit

30 kilometres west of Witbank, Mpumalanga Province, South Africa

Open-cut mine

Access to the mine is via public roads.

Export coal is transported to RBCT via Spoornet (a government business enterprise) railway.

We own and operate the mine at Klipspruit.

BECSA is the holder of an Old Order Mining Right. An application for conversion to a New Order Mining Right was submitted in 2004 and is still being processed (see ‘Government regulations’).

The project was approved by the Mpumalanga Department of Agriculture, Conservation and Environment in 2003. An initial mini-pit was started in August 2003 as a truck and shovel contractor operation.

The Klipspruit dragline was started in June 2005 and is currently mining 4.8 mtpa of ROM.

Current beneficiation facilities consist of three crushing, screening and wash plants 32 kilometres from the mine. The overall capacity is 7.2 mtpa of energy coal. Power is suppled by Eskom.
Australia

Mt Arthur Coal

Approximately 100 kilometres from Newcastle, New South Wales, Australia

Open-cut mine

The mine is accessible by public road and over land to which we have title.

Domestic coal is transported by a 10 kilometre overland

	We own and operate the mine at Mt Arthur. We hold various mining leases that expire between October 2015 and 2025.	Coal production from the Mt Arthur north area commenced in April 2002. The on-site train-loading facility was commissioned in November 2001.

Main beneficiation facilities include coal handling, coal preparation and coal washing plants with a total capacity of 9.8 mtpa.

Electrical power is supplied by local energy providers, from the eastern Australia power grid.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
conveyor to Bayswater Power Station. Export coal is transported by a combination of private and public rail, approximately 100 kilometres to the port of Newcastle.
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

The mine has been in operation since 1963, and the initial contracts, scheduled to expire in December 2004 were extended to July 2016.

The mine has the capacity to produce and process 10.7 mtpa. Mined coal is sized and blended to contract specifications using stackers and reclaimers with no further beneficiation.

Electric power is supplied from FCPP.

San Juan/La Plata Mines 25 kilometres west of Farmington, New Mexico, US The San Juan mine is accessible by public roads. All coal is sold to the San Juan Generating Station under long-term contracts.	We own and operate the mines. We hold mining leases from federal and state governments. The leases have five-year terms that are automatically extendable upon meeting minimum production criteria.

The San Juan mine began operating in 1974 as a surface mine. In October 2000, we approved the development of the San Juan underground mine to replace production from the existing San Juan and La Plata surface mines. Underground longwall mining commenced in February 2001 and the San Juan underground mine reached full production in early 2004.

The mine has the capacity to produce 7.5 mtpa of coal. Mined coal is sized and blended to contract specifications using stockpiles with no further beneficiation.

The La Plata Mine is undergoing final closure.

Colombia
Cerrejon Coal Company Maicao, La Guajira province, Colombia Open-cut mine The export facility is 150	We own 33.33% of the Cerrejon Coal Company in a joint venture. The remaining 66.67% interest is owned by Anglo American Plc (33.33%) and Xstrata Plc (33.33%). Colombian Government leases	The original mine began as a joint venture between Exxon’s Intercor and the Colombian Government entity Carbocol in 1976. Over time, the partners have changed, nearby	Beneficiation facilities include a crushing plant and washing plant with a capacity of 29 mtpa. Electricity is supplied through the local

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

kilometres northeast of the mine on the Caribbean coast at Puerto Bolivar and is connected to the mine by a single-track railway. Access to the mine is via public roads and by charter aircraft to the mine’s airstrip.

	expire in 2022 and 2034. The private lease expires in 2034.	operations have been merged and progressive expansion resulted in the current 29 mtpa operation.	Colombian power system.

Development Projects

We currently have a number of projects in feasibility phase namely Douglas Middelburg optimisation and Klipspruit in South Africa, Mount Arthur underground and Newcastle third port in Australia and Navajo mine extension in the USA.

2.3 Production

2.3.1 Petroleum

The table below details our Petroleum CSG’s historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the three years ended 30 June 2007, 2006 and 2005. We have shown volumes and tonnages of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP Billiton Group share of production Year ended 30 June
	2007	2006	2005

Petroleum
Crude oil and condensate (000 of barrels)
Australia/Asia	26,362	25,401	31,090
Americas (1)	6,560	7,327	7,605
Europe/Africa/Middle East	12,246	13,145	12,145
Total crude oil and condensate	45,168	45,873	50,840

Natural gas (M of cubic feet)
Australia/Asia (domestic) (2)	206.16	203.38	189.83
Australia/Asia (LNG) (leasehold production) (3)	88.66	88.20	83.09
Americas	8.73	8.04	15.01
Europe/Africa/Middle East	53.27	60.82	57.75
Total natural gas	356.82	360.44	345.68

Natural Gas Liquids (‘000 of barrels) (3)
Australia/Asia (leasehold production)	9,445	9,424	7,879
Europe/Africa/Middle East (leasehold production)	2,077	2,004	2,552
Total NGL	11,522	11,428	10,431
Total petroleum products production (M barrels of oil equivalent) (4)	116.19	117.36	118.88

Average sales price Oil and condensate (US$ per barrel)	63.87	61.90	47.16
Natural gas (US$ per thousand cubic feet)	3.19	3.33	2.98
Average production cost (5)
US$ per barrel of oil equivalent (including indirect taxes)	7.16	6.40	5.72
US$ per barrel of oil equivalent (excluding indirect taxes)	5.50	5.01	4.16

(1)

We sold our interests in Typhoon/Boris, including the Little Burn field with effect from 1 July 2006. The sale was completed on 6 October 2006. We sold our interests in the Green Canyon 18 and 60 fields from 16 January 2006.

(2)	We completed the sale of our interest in Moranbah Coal Bed Methane in September 2006 quarter.
(3)

LPG and Ethane are now reported as Natural Gas Liquid (NGL), consistent with petroleum industry practice. Product-specific conversions are made and NGL are reported in barrels of oil equivalent. The comparatives have been restated.

(4)	Total barrels of oil equivalent (boe) conversions based on the following: 6,000 scf of natural gas equals 1 boe.
(5)

Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown excluding resource tax and including and excluding other indirect taxes and duties, and including the foreign exchange effect of translating local currency denominated costs and indirect taxes into US$.

2.3.2 Minerals

The table below details our mineral and derivative product production for all CSGs except Petroleum for the three years ended 30 June 2007, 2006 and 2005. Production shows our share unless otherwise stated.

	BHP Billiton interest %	BHP Billiton Group share of production Year ended 30 June
By CSG by mineral		2007	2006	2005
Aluminium CSG
Alumina
Production ( ‘000 tonnes)
Worsley, Australia	86	2,956	2,763	2,813
Alumar, Brazil	36	526	503	495
Paranam, Suriname	45	978	921	874
Total alumina		4,460	4,187	4,182
Aluminium
Production ( ‘000 tonnes)
Hillside, RSA	100	704	700	685
Bayside, RSA (1)	100	194	179	166
Mozal, Mozambique	47.1	265	262	260
Alumar, Brazil	40	177	178	176
Valesul, Brazil (2)	-	-	43	43
Total aluminium		1,340	1,362	1,330
Base Metals (3)
Copper
Payable metal in concentrate ( ‘000 tonnes)
Escondida, Chile	57.5	638.9	671.0	578.2
Antamina, Peru	33.75	113.7	124.2	123.1
Tintaya, Peru (4)	-	-	64.5	72.7
Total copper concentrate		752.6	859.7	774.0
Cathode (‘000 tonnes)
Escondida, Chile	57.5	126.1	66.7	87.3
Cerro Colorado, Chile (5)	100	105.8	94.1	113.1
Pinto Valley, North American Copper, US	100	7.6	8.2	9.1
Olympic Dam, Australia (6)	100	182.5	204.3	16.1
Spence, Chile (7)	100	75.5	-	-
Tintaya, Peru (4)	-	-	34.8	34.4
Total copper cathode		497.5	408.1	260.0
Total copper		1,250.1	1,267.8	1,034.0
Uranium oxide
Payable metal in concentrate (tonnes)
Olympic Dam, Australia (6)	100	3,486	3,936	415
Total uranium oxide		3,486	3,936	415
Zinc
Payable metal in concentrate (‘000 tonnes)
Antamina, Peru	33.75	73.0	40.3	52.5
Cannington, Australia	100	45.7	68.8	52.8
Total zinc		118.7	109.1	105.3

Silver
Payable metal in concentrate (‘000 ounces)
Escondida, Chile	57.5	3,514	3,379	2,551

By CSG by mineral	BHP Billiton interest %	BHP Billiton Group share of production Year ended 30 June
		2007	2006	2005
Olympic Dam, Australia (6) (refined silver)	100	814	884	62
Antamina, Peru	33.75	3,132	3,174	2,774
Cannington, Australia	100	29,105	38,447	44,030
Tintaya, Peru (4)	-	-	592	629
Total silver		36,565	46,476	50,046
Lead
Payable metal in concentrate (‘000 tonnes)
Cannington, Australia	100	210.8	266.3	282.0
Total lead		210.8	266.3	282.0
Gold
Payable metal in concentrate (‘000 ounces)
Escondida, Chile	57.5	84.4	79.8	96.6
Olympic Dam, Australia (6) (refined gold)	100	91.7	107.5	7.0
Tintaya, Peru (4)	-	-	29.2	21.8
Total gold		176.1	216.5	125.4
Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru	33.75	2,268	2,515	1,806
Total molybdenum		2,268	2,515	1,806
Diamonds and Specialty Products
Production ( ‘000 carats)
EKATI, Canada	80	3,224	2,561	3,617
Total diamonds		3,224	2,561	3,617
Titanium minerals (8)(9)
Titanium slag (9)
Production ( ‘000 tonnes)
Richards Bay Minerals, RSA	50	465	435	363
Rutile (9)
Production ( ‘000 tonnes)
Richards Bay Minerals, RSA	50	35	36	33
Zircon (9)
Production ( ‘000 tonnes)
Richards Bay Minerals, RSA	50	120	118	110
Phosphates
Production ( ‘000 tonnes)
Southern Cross Fertiliser (formerly Queensland Fertilizer) (6)(10)(11)	100	84.3	861.3	73.9
Total phosphates		84.3	861.3	73.9
Stainless Steel Materials
Nickel
Production ( ‘000 tonnes)
Cerro Matoso SA, Colombia	99.8	51.0	51.5	51.3
Nickel West, Australia (6)	100	103.2	100.1	9.2
Yabulu, Australia	100	32.1	23.3	31.4
Total nickel		186.3	174.9	91.9
Cobalt
Production ( ‘000 tonnes)
Yabulu, Australia	100	1.7	1.0	1.8

	BHP Billiton interest %	BHP Billiton Group share of production Year ended 30 June
By CSG by mineral		2007	2006	2005
Ferrochrome
Saleable production ( ‘000 tonnes)
South Africa (12)	60	-	-	954
Iron ore (13)
Production ( ‘000 tonnes)
Mt Newman, Australia	85	29,306	24,774	25,736
Jimblebar, Australia (14)	85	5,457	6,370	6,364
Mt Goldsworthy, Australia	85	1,227	6,241	4,685
Mt Goldsworthy, Area C joint venture, Australia (15)(16)	85	20,086	17,988	16,612
Yandi, Australia (17)	85	35,548	34,196	35,661
Samarco, Brazil	50	7,800	7,503	7,687
Total iron ore		99,424	97,072	96,745
Manganese
Manganese ores
Saleable production ( ‘000 tonnes)
Hotazel, South Africa (18)	60	2,570	2,300	2,508
GEMCO, Australia (18)	60	3,439	2,980	2,947
Total manganese ores		6,009	5,280	5,455
Manganese alloys
Saleable production ( ‘000 tonnes)
South Africa (18) (19)	60	493	434	492
Australia (18)	60	239	218	263
Total manganese alloys		732	652	755
Metallurgical coal (20)
Production ( ‘000 tonnes)
Goonyella		7,352	7,267	5,461
Peak Down		4,484	4,389	4,526
Saraji		3,397	2,634	3,251
Norwich Park		2,850	2,662	2,880
Blackwater		6,138	6,018	6,565
Gregory		2,462	2,610	2,712
Total BMA, Australia	50	26,683	25,580	25,395
Riverside		-	-	2,384
South Walker Creek		3,422	3,049	3,273
Poitrel		1,438	-	-
Total BHP Mitsui Coal, Australia (21)	80	4,860	3,049	5,657
Illawarra, Australia	100	6,886	7,014	6,251
Total metallurgical coal		38,429	35,643	37,303
Energy Coal
Production ( ‘000 tonnes)
Navajo	100	8,174	8,266	8,245
San Juan	100	6,906	7,080	6,682
New Mexico, US	100	15,080	15,346	14,927
Optimum	100	11,304	11,805	12,600
Middelburg	84	13,513	13,705	13,780
Douglas	84	5,218	5,123	5,670
Koornfontein	-	4,858	4,809	5,470

	BHP Billiton interest %	BHP Billiton Group share of production Year ended 30 June
By CSG by mineral		2007	2006	2005
Khutala	100	13,526	13,625	15,070
Klipspruit	100	3,223	2,632	1,470
Zululand Anthracite Collieries	-	-	249	590
Total BECSA	100	51,642	51,948	54,650
Mt Arthur Coal, Australia	100	10,897	9,146	9,865
Cerrejon Coal Company, Colombia	33.3	9,406	9,316	7,974
Total energy coal		87,025	85,756	87,416

(1)	During April 2005, Bayside experienced a potline freeze, which impacted on the production capacity.
(2)	We completed the sale of Valesul in August 2006 with a 1 July 2006 effective date.
(3)	Metal production is reported on the basis of payable metal.
(4)	BHP Billiton sold Tintaya effective from 1 June 2006. In 2005, production was temporarily suspended on 25 May 2005 following civil unrest in the Espinar region. Production recommenced on 20 June 2005.
(5)	Production at Cerro Colorado was temporarily suspended on 14 June 2005 following an earthquake. Production commenced at half capacity on 30 June 2005 and ramped up to pre-earthquake levels in February 2006.
(6)	BHP Billiton acquired this asset with the acquisition of WMC. The 2005 production figure is shown from 1 June 2005.
(7)	Spence operations were commissioned during the December 2006 quarter
(8)	Amounts represent production for the year ended 31 December.
(9)	Data was sourced from the TZ Minerals International Pty Ltd Mineral Sands Annual Review 2007.
(10)	We announced the sale of Southern Cross Fertiliser (formerly Queensland Fertilizer) in May 2006. We completed the sale in August 2006.
(11)	Includes di-ammonium phosphate and mono-ammonium phosphate.
(12)	We sold our interest in Samancor Chrome with effect from 1 June 2005.
(13)	Iron ore production is reported on a wet tonnes basis with the exception of Samarco.
(14)	The Jimblebar reserves listed include the Wheelarra Hill 3,4,5,6 and Hashimoto 1 and 2 deposits at Jimblebar, in which the Wheelarra joint venture participants (BHP Iron Ore (Jimblebar) (51%), ITOCHU Minerals and Energy (4.8%), Mitsui Iron Ore (4.2%) and subsidiaries from Chinese steelmakers Magang, Shagang, Tanggang and Wugang (10% each)) have a legal interest. At the commencement of the Wheelarra joint venture on 1 October 2005, the Wheelarra joint venture participants had a legal interest in 175 million dry metric tonnes of Jimblebar reserves (Wheelarra joint venture tonnes). The effect of the sales contracts entered into between the Wheelarra joint venture participants and the Mt Newman joint venture participants and other associated agreements is that BHP Billiton (as a Mt Newman joint venture participant) has an entitlement to 85% of these Wheelarra joint venture tonnes. This disclosure and the financial statements are prepared on this basis.
(15)	The Mt Goldsworthy Area C reserves listed include C deposit within Area C in which the POSMAC joint venture participants (BHP Billiton Minerals Pty Ltd (65%), ITOCHU Minerals and Energy of Australia Pty Ltd (8%), Mitsui Iron Ore Corporation Pty Ltd (7%) and a subsidiary of POSCO (a Korean steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the POSMAC joint venture participants and the Mt Goldsworthy joint venture participants and other associated agreements is that BHP Billiton (as a Mt Goldsworthy joint venture participant) has an entitlement to 85% of the reserves in C deposit . This disclosure and the financial statements are prepared on this basis.
(16)	Production statistics relate to pellet production and concentrate and screens product.
(17)	The Yandi reserves listed include the Western 4 deposit in which the JFE Western 4 Joint Venture (JW4 JV) participants (BHP Billiton Minerals Pty Ltd (65%), ITOCHU Minerals and Energy of Australia Pty Ltd (8%), Mitsui Iron Ore Corporation Pty Ltd (7%) and a subsidiary of JFE Steel Corporation (a Japanese steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the JW4 joint venture participants and the Yandi joint venture participants and other associated agreements is that BHP Billiton (as a Yandi joint venture participant) has an entitlement to 85% of the reserves in the Western 4 deposit. This disclosure and the financial statements are prepared on this basis.
(18)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(19)	We purchased Mitsui’s 50 % shareholding in Advalloy (Pty) Ltd, making Samancor Manganese the 100% owner of Advalloy in July 2006. Following this change in ownership, we report the MCFeMn production of Advalloy in the above table for FY2007. Prior to us holding 100% of Advalloy, we reported FeMn production transferred to Advalloy. If prior year production was restated to reflect the same basis, total manganese alloys production would have shown 632,000 tonnes in 2006 and 734,000 tonnes in 2005.
(20)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(21)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

2.4 Marketing

Our customer-focused Marketing group manages the sale and delivery of our products. Marketing activities are centralised in Singapore and The Hague. These two centralised marketing teams incorporate all the functions required to manage product marketing and distribution, from finished goods production take-on to final customer delivery, designed around the CSG. In addition to these centralised marketing teams, many specialist marketers and logistics employees are located in 21 other regional network offices at strategic locations around the world being close to the market and understanding the environment in which we operate. Our major network offices are in Shanghai, Tokyo, Seoul, Jakarta, Delhi, Pittsburgh, Houston, Johannesburg and Rio de Janeiro. Product structuring also forms part of the core capabilities of the marketing effort. Our Energy Marketing (EM) group also trades a variety of energy-related products as described below.

In addition to our commodities marketing desks, we provide a centralised freight trading and logistics service to the Group.

Energy Marketing

Energy Marketing was set up in July 2002, with the responsibility of coordinating our marketing activities in the energy commodity markets, namely coal, gas, emissions credits and electricity and uranium oxide. The group is based in The Hague and is part of our marketing function.

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

The primary purpose of the freight business is to create competitive advantages through the procurement and operation of quality and cost-effective shipping, and to contribute to our profitability by trading freight and carrying complementary external cargoes.

The freight business participates primarily in the dry bulk sector aligned with our major trades, and handles approximately 115 million tonnes of cargo per year. At any one time, we have approximately 120 ships employed, making the Group one of the world’s largest users of dry bulk shipping. The vast majority of vessels are chartered under various commercial terms and the business holds equity interest in a small number of vessels. External freight revenue was approximately US$724 million for FY2007.

The freight business is based in The Hague, where it is an integral part of the Marketing group. Smaller Melbourne and Singapore-based groups are in place to directly support Australian and Asian shipping activities.

In addition to its freight management and trading activities, the freight business incorporates a skill base to manage its marine risk and provide technical support. It holds a number of marine-related investments, including a shareholding in shipping risk manager ‘Rightships’ of Melbourne.

2.5 Minerals exploration

Our exploration program is integral to our growth strategy and is focused on identifying and capturing new world-class projects for future development, or projects that add significant value to existing operations. Targets for this Group are generally large low-cost mining projects in a range of minerals, including diamonds, copper, nickel, bauxite, iron ore, manganese and coal. The process of discovery runs from early-stage mapping through to drilling and evaluation. The program is global, and prioritises targets consistent with our assessment of the relative attractiveness of each mineral.

We continue to pursue opportunities and build our position in prospective developing countries, including diamonds in Angola and the Democratic Republic of Congo (DRC), and copper in the DRC, Mongolia and Kazakhstan. In nickel, we have a major near-mine exploration program focused on finding new nickel sulphide deposits to sustain and grow our existing operations in Western Australia. We are also actively exploring for nickel in the Philippines, Russia, China and Africa. In the bulk commodities, activities are focused on a smaller number of highly prospective terrains in Australia, South America, West Africa and Southeast Asia.

Our exploration activities are organised from six principal offices in Singapore, Perth (Australia), Johannesburg (South Africa), Moscow (Russia), Rio de Janeiro (Brazil) and Vancouver (Canada).

In addition to our corporate exploration function, several of our CSGs undertake exploration activities, principally aimed at delineating and categorising mineral deposits at existing operations.

In FY2007, we spent US$410 million on minerals exploration. Of this, US$139 million was spent by the corporate function and US$271 million was spent at the CSG level.

2.6 Global Technology

Global Technology activities cover the full spectrum of our value chain from exploration tools, mining and processing technologies and environmental solutions through to ensuring our customers have the technical support available in the use of our products. Our goal is to deliver technologies into our businesses that deliver long-term growth, provide a competitive advantage and maximise our assets.

Global Technology activities cover the following areas:

•	exploration, mining and mine optimisation

•	leaching and remediation

•	minerals separation and hydrometallurgy

•	process engineering

•	technical marketing

•	intellectual property

Technical innovation is becoming increasingly important to support our low-cost production strategy. To maintain our reserves, we are currently developing technologies to treat complex lower-grade ores, technologies that will enable us to mine minerals at deeper levels, and tools to improve our mine planning capabilities. We also apply our knowledge and fundamental understanding of our products and how they perform in the customers’ process to best serve our chosen markets and provide innovative customer solutions.

Working alongside the CSGs and Minerals Exploration, the Global Technology team aims to understand future trends and develop both existing and new technologies that can identify, evaluate and maximise the value of deposits. With Diamonds and Specialty Products, they identify and develop technologies that can enable entry into new businesses.

Global Technology’s portfolio of projects is selected on the basis of providing technical solutions that have cross-commodity benefits. Mine optimisation tools are an example of such a technical solution. Drawing on sophisticated mathematics, the mine planning optimisation software enables our businesses to operate existing infrastructure more efficiently. Mine planning optimisation software is used to determine ultimate pit sizes and pit development plans that deliver maximum value over the life of the mine, as well as evaluating the optimal processing configuration.

Protecting our intellectual property rights, such as patents, copyrights, trade secrets and confidential information, is a critical component in the successful development and exploitation of our new technical innovations. We have a dedicated in-house team that identifies and manages intellectual property issues of significance in a way that is consistent with our strategy.

Global Technology has research and development centres in Australia (Newcastle and Perth) and South Africa (Johannesburg). It also has a presence in Beijing to manage our expanding Chinese research and development program, and in Antofagasta (Chile) to support South American operations.

2.7 Business Excellence

Business Excellence, our improvement program, seeks to increase revenues, decrease costs and improve operational efficiency by determining the most efficient and effective practices and applying them across the organisation.

The strategy to achieve this is to embed in all businesses an excellence cycle that includes:

•	evaluation of business performance against an Excellence Framework
•	an improvement planning process to prioritise and plan business improvements
•	a process improvement methodology – Six Sigma
•	capture and quantification of the financial benefits of business improvements
•	transfer of improvement projects across all assets through organisation-wide Networks

Improvement projects are carried out in every operation. The real benefit for us is in sharing projects across the Group so they can be replicated. This is achieved through our knowledge sharing Networks and Communities of Practice (CoPs). Currently, there are 300 CoPs with over 6,000 technical experts sharing innovative ideas and experience and Group-developed best practices electronically, by phone and face-to-face in workshops. This work is supported by business leaders and resourced by a dedicated team.

By effectively harnessing technical expertise in mine operations, mine planning, maintenance, processing and our outbound supply chain, Business Excellence helps people find solutions quickly and builds teamwork across our globally diverse organisation.

2.8 Government regulations

Government regulations touch all aspects of our operations. However, because of the geographical diversity of our operations, no one set of government regulations is likely to have a material effect on our business, taken as a whole.

The ability to extract minerals, oil and natural gas is fundamental to our business. In most jurisdictions, the rights to undeveloped mineral or petroleum deposits are owned by the state. Accordingly, we rely upon the rights granted to us by the government that owns the mineral, oil or natural gas. These rights usually take the form of a lease or licence, which gives us the right to access the land and extract the product. The terms of the lease or licence, including the time period for which it is effective, are specific to the laws of the relevant government. Generally, we own the product we extract and royalties or similar taxes are payable to the government. Some of our operations, such as our oil and gas operations in Trinidad and Tobago and Algeria, are subject to production sharing contracts under which both we as the contractor and the government are entitled to a share of the production. Under such production sharing contracts, the contractor is entitled to recover its exploration and production costs from a government’s share of production.

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

Governments also impose obligations on us in respect of environmental protection, land rehabilitation, occupational health and safety, and native land title with which we must comply in order to continue to enjoy the right to conduct our operations within that jurisdiction. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our operations, to ensure the safety of our employees and contractors and the like. For further information on these types of obligations, refer to section 4 of this Annual Report.

Of particular note are the following regulatory regimes:

2.8.1 South African Mining Charter

As outlined in section 1.5 of this Annual Report, the Mineral and Petroleum Resources Development Act 2002 (MPRDA) took effect on 1 May 2004. It provides for state custodianship of all mineral deposits and abolishes the prior system of privately held mineral rights, and is administered by the Department of Minerals and Energy of South Africa. Holders of rights granted under the previous system, known as ‘Old Order Rights’, must apply to convert their rights to ‘New Order Rights’ prior to 30 April 2009.

In order for the conversions to be effected, we will be required to comply with the terms of the Broad Based Socio Economic Empowerment Charter (Mining Charter), which has been published under the MPRDA. The Mining Charter requires holders of mining rights to achieve 26 per cent ownership participation by historically disadvantaged South Africans in their mining operations by 30 April 2014, of which 15 per cent needs to be achieved by 30 April 2009.

The MPRDA and the Mining Charter are not specific as to how the 26 per cent will be measured (for example, value or tonnage or a combination of both). As a result, the South African Government published a scorecard that provides guidelines for measuring the progress of mining companies towards meeting the requirements of the Mining Charter. Under the scorecard approach, the requirements for conversion deal not only with ownership, but also with such aspects as management, procurement and social development.

We support the broad objectives of the Mining Charter, most of which accord with long-established programs that we have under way. We are already a prominent participant in the South African empowerment processes, including various empowerment transactions, corporate social investment through the BHP Billiton Development Trust and the Samancor Foundation, and in employment and procurement equity across our operation.

2.8.2 Uranium production in Australia

To mine, process, transport and sell uranium from within Australia, we are required to hold possession and export permissions, which are also subject to regulation by the Australian Government or bodies that report to the Australian Government.

To possess ‘nuclear material’, such as uranium, in Australia, a Permit to Possess Nuclear Materials (Possession Permit) must be held pursuant to the Nuclear Non-Proliferation (Safeguards) Act 1987 (Cth) (Non-Proliferation Act). A Possession Permit is issued by the Australian Safeguards and Non-Proliferation Office, an office established under the Non-Proliferation Act, which administers Australia’s domestic nuclear safeguards requirements and reports to the Australian Government.

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

2.8.3 Exchange controls

BHP Billiton Plc

There are no laws or regulations currently in force in the UK that restrict the export or import of capital or the remittance of dividends to non-resident holders of BHP Billiton Plc’s shares. However, there are certain sanctions adopted by the UK Government implementing resolutions of the Security Council of the United Nations against certain countries, entities and individuals, including senior officials of the previous Government of Iraq and their immediate families and those linked with the Taliban and Al Qaeda and other terrorist organisations.

There are no restrictions under BHP Billiton Plc’s Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote BHP Billiton Plc’s shares.

BHP Billiton Limited

The Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by BHP Billiton Limited for the movement of funds in and out of Australia. However, certain Australian foreign exchange and other controls are in place against certain countries, entities and individuals, including, individuals or entities linked with the Taliban, Al Qaeda and other terrorist organisations, senior officials of the previous Government of Iraq and their immediate families, individuals and entities associated with the regime of former President of Yugoslavia, Slobodan Milosevic, and certain ministers and senior officials of the Government of Zimbabwe. The controls impose certain approval and reporting requirements on transactions involving such countries, entities and individuals and/or assets controlled or owned by them.

Remittances of any dividends, interest or other payments by BHP Billiton Limited to non-resident holders of BHP Billiton Limited’s securities are not restricted by exchange controls or other limitations, save that in certain circumstances, BHP Billiton may be required to withhold Australian taxes.

There are no limitations, either under the laws of Australia or under the Constitution of BHP Billiton Limited, to the right of non-residents to hold or vote BHP Billiton Limited ordinary shares other than as set out below.

The Foreign Acquisitions and Takeovers Act 1975 (Cth) (the Takeovers Act) applies to an acquisition by a foreign person of an interest in the shares of an Australian company with total assets of A$100 million or more, which results in the acquisition of or addition to a substantial interest in the Australian company. However, as a result of the US Free Trade Agreement Implementation Act 2004 (Cth), at 1 January 2007, this threshold is increased to A$871 million for investments in non-sensitive sectors for investors from the United States. The threshold for investments in sensitive sectors (such as banking and media) is A$100 million for investors from the United States, although investments in sensitive sectors that occur by way of an offshore takeover of a company that holds Australian assets or conducts a business in Australia and the Australian assets or businesses are valued at less than 50 per cent of the foreign company’s total assets, an A$200 million threshold applies to investors from the United States.

A ‘substantial interest’ is defined to be any single foreign person and its associates controlling 15 per cent or more, or two or more foreign persons and their associates in aggregate controlling 40 per cent or more of shares or voting power. Accordingly, any proposed acquisition that would result in these thresholds being exceeded must be notified to the Treasurer of the Commonwealth of Australia in advance of the acquisition.

The Takeovers Act, therefore, affects BHP Billiton Limited and its subsidiaries in two ways. First, because BHP Billiton Limited is an Australian incorporated company, it may affect the right of non-Australian residents, including US residents, to hold ordinary shares in BHP Billiton Limited. It will not affect the voting or other rights attached to those shares if they are acquired or held in accordance with the terms of the Takeovers Act. Second, because at 30 June 2007, BHP Billiton Limited and its subsidiaries are considered foreign persons for the purposes of the Takeovers Act, BHP Billiton Limited and its subsidiaries must apply to the Treasurer for prior approval under the Takeovers Act before certain activities are undertaken, including the acquisition of shares in Australian companies, meeting the thresholds described above.

Under the Corporations Act 2001 (Cth), residents and non-residents of Australia must not, subject to certain exceptions, acquire a relevant interest in shares in a listed company or an unlisted company with more than 50 members if this will result in a person’s voting power increasing to more than 20 per cent, or increasing from a starting point that is above 20 per cent and below 90 per cent. Those restrictions, and the applicable provisions contained in the UK takeover code, are also entrenched in the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc.

There are no other statutory or regulatory provisions of Australian law or ASX requirements that restrict foreign ownership or control of BHP Billiton Limited.

2.9 Employees

The foundation of our business is our people, the base of our strategic drivers. (Refer to section 3.2 ‘Our strategy’). Shortages of skilled labour throughout the resources industry worldwide is creating severe competition for the available talent and attracting and retaining the people we need is a key focus of the Company.

To ensure we are well positioned in this competitive environment, in January 2007, we codified our human resource strategy and management standards. The purpose of the Human Resources Strategy is to connect our values and culture (as defined by the BHP Billiton Charter) and our business requirements to the way we manage our people and assess human resources performance. In order to be successful, we must identify, recruit, train, develop and retain a talented, diverse, mobile and motivated workforce. To continue to deliver value to our shareholders as a global company, we need the broad range of ideas and experiences of all our people, customers, communities and suppliers.

We are committed to open, honest and productive relationships with our employees, based on the values of the BHP Billiton Charter. This includes earning the trust of employees by being forthright in our communication, consistently delivering on commitments, and maintaining an equal opportunity work environment based on merit. We aim to be consistent, fair and transparent in our recruitment, assessment and promotion of people. The precise nature of our relationships is generally determined locally, but is consistent with BHP Billiton’s Charter, the Human Resources Strategy and relevant legislative requirements. All assets are required to develop a proactive employee relations plan which is consistent with our values and local needs. The commitment to this openness in communication with our employees is reiterated in our Directors’ Report (section 8.8 of this Annual Report).

As at 30 June 2007, we had 33,861 employees, or 38,540 employees including all employees working in our jointly controlled entities, working in over 25 countries and more than 100 operations worldwide. We also have an estimated 60,000 contractors worldwide. Our workforce represents a wide assortment of countries and cultures. A significant proportion of our employees are located in Australia (44 per cent), southern Africa (31 per cent) and South and North America (20 per cent).

The table below provides a breakdown of our average number of employees, in accordance with our IFRS reporting requirements, which excludes jointly controlled entities’ employees and includes executive Directors, by CSG for the past three financial years.

	Employees excluding jointly controlled entities 30 June
CSG	2007	2006	2005
Petroleum	2,297	2,180	1,998
Aluminium	4,360	4,259	4,453
Base Metals	4,402	4,360	2,499
Diamond and Specialty Products	857	1,189	1,254
Stainless Steel Materials	3,626	2,927	5,534
Iron Ore	2,009	2,031	2,180
Manganese	2,076	2,204	2,041
Metallurgical Coal	3,564	3,534	2,994
Energy Coal	7,993	7,819	9,333
Group and unallocated	2,677	2,681	1,915
Total	33,861	33,184	34,201
The table below provides a breakdown of our average number of employees by geographic location for the past three financial years.

	Employees excluding jointly controlled entities 30 June
	2007	2006	2005
Australia	14,897	14,036	10,689
North America	2,896	2,565	2,587
South America	3,910	4,902	4,031
Europe	586	589	621
Southern Africa	10,418	9,899	15,747
Other countries	1,154	1,193	526
Total	33,861	33,184	34,201

Approximately 49 per cent of our labour force is covered by collective agreements. As reported in the prior year’s Annual Report, on 31 August 2006 the disruption at our Escondida (Chile) operation was resolved with a new labour agreement which extended for 40 months. In the current year, we have not had any significant industrial disputes, and we believe that our relations with our employees are generally good.

2.10 Organisational structure

2.10.1 General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the Dual Listed Companies (DLC) merger in June 2001. Refer to note 37 ‘Subsidiaries’ in the financial statements for a list of BHP Billiton Limited and BHP Billiton Plc significant subsidiaries.

2.10.2 DLC structure

On 29 June 2001, BHP Billiton Limited (then known as BHP Limited) and BHP Billiton Plc (then known as Billiton Plc) merged by way of DLC structure. To effect the DLC, BHP Limited and Billiton Plc entered into certain contractual arrangements that are designed to place the shareholders of both Companies in a position where they effectively have an interest in a single group that combines the assets, and is subject to all the liabilities, of both Companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings, but they are operated and managed as if they are a single unified entity, with their Boards and senior executive management comprising the same people.

BHP Billiton Limited and BHP Billiton Plc entered into various agreements to effect the DLC, including the:

•	Sharing Agreement

•	Special Voting Shares Deed

•	BHP Deed Poll Guarantee

•	Billiton Deed Poll Guarantee.

In addition, BHP Billiton Limited adopted a new corporate Constitution and BHP Billiton Plc adopted a new Memorandum and Articles of Association.

The principles embodied in the Sharing Agreement are that:

•	the two companies are to operate as if they were a single unified economic entity, through Boards of Directors that comprise the same individuals and a unified senior executive management, and

•

the Directors of the two companies will, in addition to their duties to the Company concerned, have regard to the interests of holders of shares in BHP Billiton Limited and holders of shares in BHP Billiton Plc as if the two companies were a single unified economic entity and, for that purpose, the Directors of each Company shall take into account in the exercise of their powers the interests of the shareholders of the other, and

•	the DLC equalisation principles must be observed.

Australian Foreign Investment Review Board (FIRB) conditions

The Treasurer of Australia approved the DLC merger subject to certain conditions, the effect of which was to require that BHP Billiton Limited continues to:

•	be an Australian company, which is managed from Australia, and

•	ultimately manage and control the companies conducting the business that was conducted by it at the time of the merger, for as long as those businesses form part of the BHP Billiton Group.

The conditions have effect indefinitely, subject to amendment of the Foreign Acquisitions and Takeovers Act 1975 (Cth) (Takeovers Act) or any revocation or amendment by the Treasurer. If BHP Billiton Limited wishes to act differently to the conditions, it must obtain the prior approval of the Treasurer. Failure to comply with the conditions attracts substantial penalties under the Act.

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

2.11 Material contracts

DLC agreements

As noted in section 2.10.2 of this Annual Report, the DLC structure was implemented on 29 June 2001, and the following DLC Agreements were entered into upon completion of the DLC arrangement:

•	the Sharing Agreement

•	the Special Voting Shares Deed

•	the BHP Deed Poll Guarantee

•	the Billiton Deed Poll Guarantee.

The effect of each of these agreements and the manner in which they operate are described in detail in section 2.10.2 of this Annual Report. It is expected that these agreements will remain in effect until such time as a change in control of the Group may occur.

2.12 Constitution

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

The Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc can only be amended where such amendment is approved as a Class Right Action (a description of Class Right Actions is contained in section 2.10.2 of this Annual Report). A resolution in respect of a Class Right Action is voted on separately by the shareholders of BHP Billiton Limited and BHP Billiton Plc and is only passed if 75 per cent of the votes cast at the general meetings of Billiton Limited and BHP Billiton Plc respectively are in favour of the resolution.

2.12.1 Directors

The management and control of the business and affairs of BHP Billiton are vested in the Board of Directors, which, in addition to the powers and authorities conferred on it by the Constitution and Articles of Association, may exercise all powers and do everything that is within the power of BHP Billiton, other than what is required to be exercised or done by BHP Billiton in a general meeting.

2.12.2 Power to issue securities

BHP Billiton may, pursuant to the Constitution and Articles of Association, issue any shares or other securities with preferred, deferred or other special rights, obligations or restrictions as and when the Directors may determine and on any other terms the Directors consider appropriate, provided that any such issue:

•	does not affect any special rights conferred on the holders of any shares; and

•	is subject to the provisions regarding shareholder approval in the Constitution and Articles of Association,

•	and the rights attaching to a class other than ordinary shares are expressed at the date of issue.

2.12.3 Power to vote where materially interested

A Director may not vote in respect of any contract or arrangement or any other proposal in which he or she has a material personal interest. A Director shall not be counted at a meeting in relation to any resolution on which he or she is not entitled to vote.

2.12.4 Power to vote in relation to compensation/remuneration

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

2.12.5 Borrowing powers

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

2.12.6 Retirement of Directors

Currently, a person who has attained the age of 70 may by special resolution be appointed or reappointed as a Director of BHP Billiton to hold office until the conclusion of BHP Billiton’s next Annual General Meeting. A person who has attained the age of 70 during that person’s tenure as a Director may continue to act as a Director during the period that starts on the day on which they turn 70 and ends at the conclusion of the first Annual General Meeting of BHP Billiton after that day. We are, however, seeking shareholder approval at our 2007 Annual General Meetings to amend the Constitution of BHP Billiton Limited and Articles of Association of BHP Billiton Plc to remove the requirement that Directors cannot be appointed beyond the age of 70 unless the appointment is approved by a special resolution of shareholders. The proposed removal of this rule is consistent with the Employment Equality (Age) Regulations 2006 (UK) and the Age Discrimination Act 2004 (Cth). The Board will continue to have a policy that requires a non-executive Director who has served on the Board for nine years from the date of their first election to stand for annual re-election from the first Annual General Meeting after the expiration of their current term.

In relation to retirement generally, at every general meeting one-third of the Directors or, if their number is not a multiple of three, then the number nearest to but not less than one-third, must retire from office. The Directors to retire are those longest in office since last being elected. As between Directors who were elected on the same day, the Directors to retire are determined by lot (in default of agreement between them). Further, a Director must retire from office at the conclusion of the third Annual General Meeting after which the Director was elected or re-elected.

2.12.7 Rights attaching to shares

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

•

Subject to the special rights attaching to any preference shares, but in priority to any payment of dividends on all other classes of shares, the holder of the Equalisation Shares shall be entitled to be paid such dividends as are declared.

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

•

Subject to the rights attaching to the cumulative preference shares, but in priority to any payment of dividends on all other classes of shares, the holder of the Billiton Special Voting Share shall be entitled to be paid a fixed dividend of US$0.01 per annum, payable annually in arrears on 31 July.

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

2.12.8 Liquidation

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

2.12.9 Redemption

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

The preference shares are to confer on the holders:

•

the right (on redemption and on a winding up) to payment in cash in priority to any other class of shares of (i) the amount paid or agreed to be considered as paid on each of the preference shares (ii) the amount, if any, equal to the aggregate of any dividends accrued but unpaid and of any arrears of dividends and

•	the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend.

There is no equivalent provision in the Articles of Association of BHP Billiton Plc.

2.12.10 Capital calls

Subject to the terms on which any shares may have been issued, the Board may make calls on the shareholders in respect of all monies unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. A call is considered to have been made at the time when the resolution of the Board authorising the call was passed.

2.12.11 Changes to rights of shareholders

Rights attached to any class of shares issued by either BHP Billiton Limited or BHP Billiton Plc can only be varied where such variation is approved both:

•	by the Company that issued the relevant shares, as a special resolution and

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

For a description of a Class Rights Action and a Joint Electorate Action, refer to the information under the heading ‘Equalisation of economic and voting rights’ in section 2.10.2 of this Annual Report.

These conditions are more significant than is required by Australian and UK law to the extent that the Board determines the relevant resolution is either a Class Rights Action or a Joint Electorate Action.

2.12.12 Conditions governing general meetings

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

2.12.13 Limitations on rights to own securities

Neither the Constitution nor the Articles of Association impose any limitations on the rights to own securities other than restrictions that reflect the takeovers codes under relevant Australian and UK law. In addition, the Australian Foreign Acquisitions and Takeovers Act (1975) imposes a number of conditions that restrict foreign ownership of Australian-based companies.

Share control limits imposed by the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, as well as relevant laws, are described in section 2.8 and 2.10.2 of this Annual Report.

2.12.14 Documents on display

You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the ASX at www.asx.com.au. You can consult reports and other information filed for publication by BHP Billiton Plc pursuant to the rules of the UK Listing Authority at the Authority’s document viewing facility. Information filed on the ASX, or pursuant to the rules of the UK Listing Authority is not incorporated by reference into this Annual Report. The documents referred to in this Annual Report as being available on our website, www.bhpbilliton.com, are not incorporated by reference and do not form part of this Annual Report.

BHP Billiton Limited and BHP Billiton Plc both file annual and special reports and other information with the SEC. You may read and copy any document that either BHP Billiton Limited or BHP Billiton Plc files at the SEC’s public reference room located at 100 F Street, NE, Room 1,580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 or access the SEC website at www.sec.gov for further information on the public reference room. The SEC filings of BHP Billiton Limited since November 2002, and those of BHP Billiton Plc since April 2003, are also available on the SEC website. American Depositary Shares representing ordinary shares of BHP Billiton Limited are listed on the NYSE, and its ordinary shares are listed on the ASX. American Depositary Shares representing ordinary shares of BHP Billiton Plc are also listed on the NYSE and its ordinary shares are admitted to the Official List of the UK Listing Authority (being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000), and to trading on the London Stock Exchange’s market for listed securities. You can consult reports and other information about BHP Billiton Limited and BHP Billiton Plc that each has filed pursuant to the rules of the NYSE at the exchange.

2.13 Reserves

2.13.1 Petroleum reserves

Reserves and production

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (NGL) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

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

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other producing reservoirs in the immediate area. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution, and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In certain deepwater Gulf of Mexico fields, proved reserves have been determined before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting those tests. In these fields, other industry-accepted technologies have been used that are considered to provide reasonably certain estimates of productivity.

The tables below detail estimated oil, condensate, NGL and gas reserves at 30 June 2007, 30 June 2006 and 30 June 2005, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty, fuel and flare volumes. Reserves include quantities of oil, condensate and NGL that will be produced under several production and risk sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2007, approximately 9 per cent (2006: 11 per cent; 2005: 12 per cent) of proved developed and undeveloped oil, condensate and NGL reserves and 6 per cent (2006: nil; 2005: nil) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

Millions of barrels	Australia/Asia	Americas	UK/Middle East	Total
Proved developed and undeveloped oil, condensate and NGL reserves (a)

Reserves at 30 June 2004	300.9	148.8	90.9	540.6
Improved recovery	-	-	-	-
Revisions of previous estimates	24.5	(1.7)	(1.3)	21.5
Extensions and discoveries	7.2	43.5	-	50.7
Purchase/sales of reserves	(9.2)	-	-	(9.2)
Production (b)	(38.7)	(7.6)	(14.7)	(61.0)
Total changes	(16.2)	34.2	(16.0)	2.0
Reserves at 30 June 2005	284.7	183.0	74.9	542.6
Improved recovery	-	11.5	-	11.5
Revisions of previous estimates	52.4	0.6	(2.6)	50.4
Extensions and discoveries	-	2.6	-	2.6
Purchase/sales of reserves	-	(0.3)	-	(0.3)
Production (b)	(33.2)	(7.3)	(15.3)	(55.8)
Total changes	19.2	7.1	(17.9)	8.4
Reserves at 30 June 2006	303.9	190.1	57.0	551.0
Improved recovery	-	-	-	-
Revisions of previous estimates	13.6	(0.9)	5.6	18.3
Extensions and discoveries	50.9	1.7	-	52.6
Purchase/sales of reserves	-	(0.1)	-	(0.1)
Production (b)	(35.8)	(6.6)	(14.3)	(56.7)
Total changes	28.7	(5.9)	(8.7)	14.1
Reserves at 30 June 2007 (c)	332.6	184.2	48.3	565.1
Proved developed oil, condensate and NGL reserves (a)
Reserves at 30 June 2004	201.9	5.4	54.8	262.1
Reserves at 30 June 2005	180.5	18.3	74.5	273.3
Reserves at 30 June 2006	199.3	21.5	54.6	275.4
Reserves at 30 June 2007	180.8	35.3	46.0	262.1

(a)       In Bass Strait, the North West Shelf, Ohanet and the North Sea, LPG is extracted separately from crude oil and natural gas.

(b)       Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(c)       Total proved oil, condensate and NGL reserves include 9.4 million barrels derived from probabilistic aggregation procedures.

Billions of cubic feet	Australia/Asia (a)	Americas	UK/Middle East	Total
Proved developed and undeveloped natural gas reserves

Reserves at 30 June 2004	4,847.9	100.8	332.0	5,280.7
Improved recovery	-	-	-	-
Revisions of previous estimates	237.3	3.1	(29.9)	210.5
Extensions and discoveries	177.0	27.6	-	204.6
Purchases/sales of reserves	(165.8)	-	-	(165.8)
Production (b)	(275.7)	(14.6)	(57.6)	(347.9)
Total changes	(27.2)	16.1	(87.5)	(98.6)
Reserves at 30 June 2005	4,820.7	116.9	244.5	5,182.1
Improved recovery	-	-	-	-
Revisions of previous estimates	4.0	6.5	34.7	45.2
Extensions and discoveries	-	1.3	-	1.3
Purchases/sales of reserves	-	(0.2)	-	(0.2)
Production (b)	(292.0)	(8.0)	(61.1)	(361.1)
Total changes	(288.0)	(0.4)	(26.4)	(314.8)
Reserves at 30 June 2006	4,532.7	116.5	218.1	4,867.3
Improved recovery	-	-	-	-
Revisions of previous estimates	15.3	(0.4)	1.4	16.3
Extensions and discoveries	-	280.7	-	280.7
Purchases/sales of reserves	(76.5)	(3.6)	-	(80.1)
Production (b)	(295.0)	(8.7)	(53.3)	(357.0)
Total changes	(356.2)	268.0	(51.9)	(140.1)
Reserves at 30 June 2007 (c)	4,176.5	384.5	166.2	4,727.2
Proved developed natural gas reserves
Reserves at 30 June 2004	2,539.7	20.1	310.0	2,869.8
Reserves at 30 June 2005	2,621.4	15.1	239.3	2,875.8
Reserves at 30 June 2006	2,286.4	16.5	206.4	2,509.3
Reserves at 30 June 2007	2,137.4	15.9	162.4	2,315.7

(a)	Production for Australia includes gas sold as LNG.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 154.3 billion cubic feet derived from probabilistic aggregation procedures.

2.13.2 Ore Reserves

The Ore Reserves tabulated are all held within existing, fully permitted mining tenements. The BHP Billiton Group’s minerals leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules. Ore Reserves are presented in the accompanying tables subdivided for each Customer Sector Group.

All of the ore reserve figures presented are reported in 100% terms, and represent estimates at 30 June 2007 unless otherwise stated. All tonnes and grade information presented have been rounded, hence small differences may be present in the totals. In addition, all reserve tonnages and grades include dilution and are quoted on a dry basis, unless otherwise stated. No third party audits have been carried out specifically for the purpose of this disclosure.

Ore reserves are estimates of the amount of ore that can be economically and legally extracted and processed from our mining properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological and operational data is generated during the course of operations, estimates of reserves may change from period to period.

The reported reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average historical prices for traded metals for the three years to 31 December 2006, or for bulk commodities long-term contracted prices. However, we do not use a bauxite, aluminium or alumina price to determine bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the captive alumina refinery. In addition to these specifications a number of modifying factors are used to differentiate bauxite reserves from other mineralised material. For our Manganese assets, historical benchmark contract price is used to determine reserves at only one asset (GEMCO). Geological stratigraphic controls, cut-off grade and plant feed requirements are used to determine reserves at our other Manganese assets.

Current operating costs have been matched to the average of historical or long-term contract prices in accordance with Industry Guide 7. The reported reserves may differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Mineral Resources and Ore Reserves, December 2004 (the JORC Code), which contemplates the use of reasonable investment assumptions in calculating reserve estimates.

The three-year historical average prices used for each commodity to estimate, or test for impairment of, the reserves of traded metals contained in this annual report are as follows:

Commodity Price	US$
Copper (1)	2.00/lb
Gold	486/oz
Nickel	7.99/lb
Silver	8.51/oz
Lead	0.48/lb
Zinc	0.86/lb
Uranium	31.18/lb

(1)	All our copper operations have used a copper price at or below the three-year historical average copper price to estimate, or test for impairment of, the copper reserves disclosed in this report. The price used for each operation is disclosed in the footnotes to the Base Metals reserves table.

Aluminium Customer Sector Group

    Ore Reserves

The table below deals with the total Ore Reserves for the Aluminium Customer Sector Group as at 30 June 2007 in 100% terms (unless otherwise stated).

Commodity Deposit (1) (2)	Ore Type	Proved Ore Reserve(3)				Probable Ore Reserve(3)				Total Ore Reserve(3)				Approved Nominal Mine Production Rate (Mtpa)	Mine life based on Reserve (Years)	BHP Billiton Interest %
		Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe2O3	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe2O3	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe2O3

Australia

Worsley (4) (5)	Laterite	248	30.8	1.7	-	76	31	1.8	-	324	30.8	1.7	-	12.7	26	86

Brazil									-				-

MRN(6)	MRN Washed	155	51.3	3.4	-	18	50.1	4.0	-	172	51.2	3.5	-	15.5	11	14.8

Suriname

Coermotibo	Laterite	0.3	45.6	3.6	13.0	0.4	40.6	3.3	20.0	0.7	42.6	3.4	17.2	1.0	1	45

Onverdacht (7)	Laterite	14	47.8	5.0	10.2	-	-	-	-	14	47.8	5.0	10.2	2.7	5	45
(1) Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves

Worsley	maximum 80m	maximum 160m

MRN	A bauxite intersection grid of 200 metres. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suit of chemical and size distribution data.	Those areas with a bauxite intersection grid spacing of less than 400m and/ or a 400m spaced grid with a 200m offset fill in, plus a reliable suite of chemical and size distribution data.

Coermotibo	61m x 61m	122m x 122m

Onverdacht	61m x 61m	122m x 122m

(2) Metallurgical recoveries for the operations are:

Deposit	Estimated % metallurgical recovery of Al2O3

Worsley (Worsley Refinery)	90%

MRN (Alumar Refinery)	94%

Coermotibo (Paranam Refinery)	91%

Onverdacht (Paranam Refinery)	91%

(3) A.Al2O3 is available alumina determined for expected refinery conditions. R.SiO2 is silica that is reactive in the refinery process. Fe2O3 is iron oxide.

(4) For Worsley, MRN, Coermotibo and Onverdacht bauxite deposits the reserves are determined based on applicable A.Al2O3, R.SiO2, and for Coermotibo and Onverdacht Fe2O3 feed grade specifications to the alumina refinery.

(5) Worsley – The Ore Reserve has increased approximately 18 million dry metric tonnes as a result of Worsley’s ongoing reserve definition drilling campaign. A classification downgrade from Proved to Probable Ore Reserve category of approximately 50 million dry metric tonnes was associated with more rigorous classification criteria being implemented.

(6) MRN washed tonnes and grade represent expected product based on forecast beneficiated yield in the reserve area of 77%. The net increase of 90 million dry metric tonnes to the total MRN washed Proved and Probable Reserves, compared to 2006, is due to additional drilling and new models built for the Bela Cruz, Teofilo and Cipo areas (106 million dry metric tonnes) that included revised classification criteria, less production during FY2007 (16 million dry metric tonnes).

(7) Onverdacht - Difference in Proved Reserves compared to 2006 results from 1.8 million dry metric tonnes additional reserves from Caramacca deposit, production depletion and the planned depletion and closure of the Lelydorp III mine.

Base Metals Customer Sector Group

Ore Reserves

The table below deals with the total Ore Reserves for the Base Metals Customer Sector Group as at 30 June 2007 in 100 per cent terms (unless otherwise stated).

Commodity Deposit (1) (2) (3)	Ore Type	Proved Ore Reserve					Probable Ore Reserve					Total Ore Reserve					Approved Nominal Mine Production Rate (Mtpa)	Mine life based on Reserve (Years) BHP Billiton	BHP Billiton Interest %
		Millions of dry metric tonnes	% TCu	% SCu			Millions of dry metric tonnes	% TCu	% SCu			Millions of dry metric tonnes	% TCu	% SCu

Copper

Escondida (4)	Oxide	110	0.81	-			51	1.15	-			161	0.92	-			176	24	57.5

	Sulphide	659	1.26	-			1,083	1.08	-			1,743	1.15	-
	Sulphide leach	667	0.54	-			1,728	0.55	-			2,395	0.55	-
Cerro Colorado (5)	Oxide	59	0.63	0.48			54	0.69	0.53			113	0.66	0.50			18.9	9	100

	Sulphide	31	0.76	0.13			20	0.73	0.14			50	0.75	0.13
Spence (6)	Oxide	39	1.42	0.93			31	0.99	0.63			70	1.23	0.80			17.8	16	100

	Sulphide	114	1.27	-			100	0.83				214	1.06	-
Pinto Valley (7)	Low-grade leach	33	0.21	-			2	0.23	-			35	0.21	-			31.6	4	100

	Sulphide	84	0.41	-			3	0.38	-			87	0.41	-

	Sulphide stockpiles	443	0.11	-			-	-	-			443	0.11	-
Copper Uranium		Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag

Olympic Dam (8)	Sulphide	61	2.10	0.63	0.54	3.7	339	1.82	0.57	0.70	4.1	399	1.87	0.58	0.68	4.0	11	36	100
Copper Zinc		Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo

Antamina (9)	Sulphide Cu only	54	1.20	0.18	8.8	0.04	249	1.13	0.15	9.8	0.04	303	1.14	0.16	9.6	0.04	32.6	13	33.75
	Sulphide Cu-Zn	30	1.07	3.17	22.4	0.01	89	1.14	2.73	19.5	0.01	118	1.12	2.84	20.2	0.01
Silver Lead Zinc		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn

Cannington (10)	Sulphide	21	410	9.4	4.0		1.7	311	7.5	5.1		22	402	9.3	4.1		3	7	100

(1) %TCu – per cent total copper, %SCu – per cent soluble copper, kg/tonne U3O8 – kilograms per tonne uranium oxide, g/tAu – grams per tonne gold, g/tAg – grams per tonne silver, %Zn – per cent zinc, %Pb – per cent lead, %Mo – per cent molybdenum

(2) Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves

Escondida	Oxide: 45m x 45m Sulphide: 55m x 55m Sulphide leach: 55m x 55m	Oxide: 50m x 50m Sulphide: 80m x 80m Sulphide leach: 100m x 100m

Cerro Colorado	55m x 55m estimation on first kriging pass	120m x 120m estimation on second kriging pass

Spence	Oxides: less than approximately 50m continuous square grid Sulphides: less than approximately 75m continuous square grid	Oxides and Sulphides: less than approximately 100m continuous square grid, estimation on second kriging pass

Pinto Valley	60m x 150m rectangular grid	200m x 200m

Olympic Dam	Less than 30m x 30m	From 30m to 125m

Antamina

High-Grade Cu/Zn: 3 composites of the same grade zone and different drill holes within 30m, closest within 20m,

Low Grade Cu/Zn: 3 composites of the same grade zone and different drill holes within 35m, closest within 25m

3 composites of the same grade zone and different drill holes within 55m, closest within 40m or 2 composites of the same grade zone and different drill holes within 65m, closest within 30m or at least 50 composites within 75m with at least 90 % in the same grade zone as the block

Cannington	12.5m sectional x 15.0m vertical	25.0m sectional x 25.0m vertical

(3) Metallurgical recoveries for the operations are:

Deposit	% Metallurgical recovery
	Cu	Ag	Pb	Zn	Au	U3O8	Mo
Escondida	Oxide: 68% of TCu Sulphide: 86% of TCu Sulphide Leach; 32% of TCu

Cerro Colorado	74% of TCu

Spence	Oxide: 82% of TCu Sulphide: 81% of TCu

Pinto Valley	Sulphide: 91% of TCu
Olympic Dam	95%	67%			66%	70%
Antamina	Sulphide Cu: 93.7% Sulphide Cu-Zn: 82.0%	Sulphide Cu: 70.4% Sulphide Cu-Zn: 58.8%		Sulphide Cu: 0% Sulphide Cu-Zn: 80.3%			Sulphide Cu: 71.4% Sulphide Cu-Zn: 0%

Cannington		85%	88%	76%

(4) Escondida - Escondida and Escondida Norte are now reported as a single operation. An increase (net 124 million dry metric tonnes) in the Escondida reserves from 2006 is due to changes in the geological and geometallurgical resource estimate and resulting optimisation of the mine plan using updated cost and price estimates, and featuring a variable cut-off grade of sulphide mill ore. Oxide ore scheduled for mining after closure of oxide leach plant are reported as Sulphide Leach due to process destination. Part of the Sulphide Leach mining stockpile has been removed from reserve classification due to uncertainty in tonnage, grade and metallurgical properties, pending additional study. A production increase from 149 to 176 million dry metric tonnes per annum has decreased the reserve life to 24 years. The Cu price used for testing impairment of the Escondida Ore Reserve was US$2.00/lb.

(5) Cerro Colorado - Increased tonnages in reported reserves are accompanied by a decrease in average copper grade, partly due to changes in the resource and partly due to revised mine plan using higher price forecasts compared to that used to report 2006 reserves. An increase in the Proven Ore Reserves associated with better definition of mineralisation is partially offset by the reassignment of Proven Ore Reserve within highly altered mineralisation to Probable Ore Reserve due to uncertainty in the leaching behaviour. In addition, average leach recoveries of the highly altered ore were revised downward 3.8% from previous mine plans as a result of recent experience and improved understanding of that ore type. The Cu price used for testing impairment of the Cerro Colorado Ore Reserve was US$2.00/lb.

(6) Spence - The reported June 2007 Ore Reserves are similar to that reported in June 2006 in terms of copper content (adjusted for production from fiscal year 2007); revised economic, technical, and geological factors have been applied to the June 2007 model. The difference from the previous year is approximately 1% in contained copper. A slight decrease exists in tonnage which is compensated by an increase in copper grade. The Cu price used for testing impairment of the Spence Ore Reserve was US$1.26/lb.

(7) Pinto Valley – The Pinto Valley milling and flotation plant and mine has been on care and maintenance status since 1999. Ore reserves were not declared during care and maintenance of the Pinto Valley Operations. Based on approval of the restart of mining and milling operations during FY2007, the reserves are being re-booked. Reserve life only considers extraction of the intact sulphide ore; copper production will continue beyond mine life from SX-EW treatment of solutions recirculated through the leach stockpiles. The Cu price used for testing impairment of the Pinto Valley Ore Reserve was US$1.67/lb.

(8) Olympic Dam – The increase in the reserve is primarily due to a reduction in the cut-off grade due to higher long-term metal price forecasts. The reserve has also been tested for impairment at the 3 year average historical copper price of US$2.00/lb. In addition, following a comprehensive technical review in FY2007 of long term planning at Olympic Dam, the cut-off used in the Ore Reserve estimation is now based on a copper equivalent grade descriptor (CuEq) this year rather than an in situ value as used in 2006. The CuEq formula has been derived using a notional net smelter return based on recoveries listed in footnote 3 and BHP Billiton forecast prices.

(9)	Antamina - The Cu price used for testing impairment of the Antamina Ore Reserve was US$0.95/lb.

(10) Cannington - The reserves have been increased by a net 2 million dry tonnes compared to 2006 to include material that was previously deemed sub-economic but as a result of high metal prices has now been upgraded to economic status.

Diamonds and Specialty Products Customer Sector Group

Ore Reserves

The tables below detail the total Ore Reserves for the Diamonds and Specialty Products Customer Sector Group estimated as at 30 June 2007 in 100 percent terms (unless otherwise stated).

Commodity Deposit (1)	Ore Type (2)	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		Approved Nominal Mine Production Rate (Mtpa)	Mine life based on Reserve (years)	BHP Billiton Interest %
		Millions of dry metric tonnes	Carats per tonne	Millions of dry metric tonnes	Carats per tonne	Millions of dry metric tonnes	Carats per tonne
Diamonds (3)

EKATI Core Zone (4)	OC	20.8	0.3	15.7	0.5	36.5	0.4	4.1	12	80

	SP	0.3	0.4	0.1	5.6	0.4	1.7

	UG	5.7	0.9	4.8	0.9	10.5	0.9

Mineral Sands		Millions of dry metric tonnes		Millions of dry metric tonnes		Millions of dry metric tonnes
Richards Bay Minerals (5)	TiO2 slag	6.3		19		25		1	24	50

(1)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves

EKATI Core Zone	less than 25m and up to 50m	less than 25m and up to 75m

Richards Bay Minerals	50m x 50m	800m x 100m

(2)	OC – open-cut, SP – stockpile, UG – underground, TiO2 – titanium dioxide

(3)	Diamond prices used for pit optimisations and Ore Reserves reflect Company determined long-term marketing conditions. Diamonds are estimated at an effective 2mm square aperture stone size cut-off.

(4)

EKATI Core Zone - Increases in the Ore Reserve are attributed to a redesign of Fox open-cut which has enabled the extraction of additional ore from the lower benches plus the addition of 20m in depth to the pit. In addition, Pigeon open-cut Probable Ore Reserves have been included in the Ore Reserves due to an increase in confidence in the diamond valuation following bulk sampling. Metallurgical recoveries for the EKATI Core Zone are assigned per geological domain and deposit.

(5)	Richards Bay Minerals - Reserves are reported in tonnes of slag, as at December 31st 2006.

Stainless SteelMaterials Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Stainless Steel Customer Sector Group estimated at 30 June 2007 in 100 per cent terms (unless otherwise stated).

Commodity Deposit (1) (2)	Ore Type (3)	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		Approved Nominal Mine Production Rate (Mtpa)	Mine life based on Reserve (years)	BHP Billiton Interest %
		Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni

Colombia

Cerro Matoso (4)	Laterite	58	1.73	9.4	1.49	67	1.70	3	26	99.8

	SP	10	1.51	-	-	10	1.51

	MNR ore	23	0.21	-	-	23	0.21

Nickel West

Leinster (6)	OC	0.7	1.8	0.1	1.2	0.7	1.7	2.3	6	100

	UG	5.7	1.8	7.2	1.9	13	1.8

Mt Keith (7)	OC	107	0.58	57	0.55	164	0.57	11.4	17	100

	SP	30	0.51	-	-	30	0.51

Cliffs (8)	UG	-	-	1.7	3.4	1.7	3.4	0.325	5	100

Australia – Projects

Ravensthorpe	Laterite	115	0.75	120	0.60	235	0.67	10.4	23	100

	SP	3.0	0.75	-	-	3.0	0.75

(1)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves

Cerro Matoso	Less than 25m	Greater than 25m and less than 70m

Leinster	25m x 25m	25m x 50m

Mt Keith	60m x 40m	80m x 80m

Cliffs	-	50m x 50m

Ravensthorpe	40mE by 50mN	80mE by 100mN

(2)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical Recovery Ni%
Cerro Matoso (to Metal)	90%
Leinster: UG (Reserve to Ni in Concentrate) OC (Reserve to Ni in Concentrate	89% 85%
Mt Keith : OC (Reserve to Ni in Concentrate) SP (Reserve to Ni in Concentrate)	65% 49%
Cliffs	95%
Ravensthorpe	The plant recovery cannot be directly related to the metal contained in the reserve due to ore beneficiation prior to hydrometallurgical processing.

(3) OC – open-cut, UG – underground, SP – stockpile, MNR – metallic nickel recovery, %Ni – per cent nickel

(4) Cerro Matoso – The reserves have increased by 6 million dry metric tonnes for laterite and 10 million dry metric tonnes for stockpiles, compared to the 2006 estimate. These increases are a result of infill drilling, updated higher price forecasts and stockpile additions offset by mining depletion. In addition MNR (Metallic Nickel Recovery) ore type comprising low grade slag stockpile has been included; processing of the stockpile will commence in FY2008. The reserve life for Cerro Matoso is based on the Laterite and Stockpile ore types only.

(5) Leinster - The Rockys Reward Cut Back #1 project was approved for development by BHP Billiton in FY2007 and the open-cut Ore Reserve has therefore been included for the first time.

(6) The Mt Keith Ore Reserve has decreased by 49 million tonnes, albeit with a slight increase in nickel grade; the tonnage reduction is due to mine production during FY07 (11 million tonnes) and the results of extensive drilling targeting the base of the MKD5 deposit. The drilling has resulted in re-definition of the Jon’s Fault structure. Interpretation of the mineralisation beneath this fault structure has reduced the reserve available from stage I and J of the Mt Keith open-cut.

(7) Feasibility studies for the Cliffs project were completed in June 2007. BHP Billiton Board approval for development occurred in July 2007 and the Ore Reserve has therefore been included for the first time.

Iron Ore Customer Sector Group

Ore Reserves

The table below deals with the total Ore Reserves for the Iron Ore Customer Sector Group as at 30 June 2007 in 100 per cent terms (unless otherwise stated).

Commodity Deposit (1) (2) (3) (4) (5) (6) (7)	Ore Type (4)	Proved Ore Reserve						Probable Ore Reserve						Total Ore Reserve						Approved Nominal Mine Production Rate (Mtpa)	Mine life based on Reserve (years)	BHP Billiton Interest %
		Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2O3	% LOI	Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2O3	% LOI	Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2O3	% LOI

Iron Ore

Mt Newman JV	BKM	336	63.1	0.07	4.9	2.0	2.1	444	62.2	0.08	5.8	2.1	2.3	780	62.6	0.08	5.4	2.1	2.2	36	23	85

	MM	52	62.3	0.07	2.4	1.6	6.3	15	61.8	0.05	3.4	1.8	6.0	67	62.2	0.07	2.6	1.6	6.2

Jimblebar (8)	BKM	90	63.3	0.09	3.4	2.4	3.3	163	63.1	0.08	3.4	2.4	3.4	253	63.2	0.08	3.4	2.4	3.4	8	32	100

Mt Goldsworthy JV Northern	NIM	3.0	59.9	0.11	6.4	2.2	5.1	0.2	59.2	0.07	7.1	2.1	5.5	3.2	59.9	0.11	6.4	2.2	5.1	2	2	85

Mt Goldsworthy JV Area C (9)	MM	231	62.2	0.06	3.0	1.7	5.9	187	61.5	0.06	3.6	1.8	6.1	418	61.9	0.06	3.3	1.7	6.0	23	18	85
Yandi JV (10)	CID	595	57.7	0.04	5.4	1.3	10.3	318	57.2	0.04	5.7	1.5	10.8	913	57.5	0.04	5.5	1.4	10.5	45	20	85

		Millions of dry metric tonnes	% Fe	% Pc				Millions of dry metric tonnes	% Fe	% Pc				Millions of dry metric tonnes	% Fe	% Pc
Samarco JV (11)	ROM	282	45.6	0.04				198	47.1	0.04				480	46.2	0.04				27.5	17	50

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves

Mt Newman JV	50m x 50m	300m x 50m

Jimblebar	50m x 50m	300m x 50m

Mt Goldsworthy JV Northern	25m x 25m	50m x 50m

Mt Goldsworthy JV Area C	50m x 50m	300m x 50m

Yandi JV	50m x 50m	150m x 150m

Samarco JV	ALE 126345: 200m x 200m x 16m ALE 7: 150m x 150m x 16m ALE 89: 250m x 250m x 16m	ALE 126: 360m x 318m x 16m ALE 345: 300m x 228m x 16m ALE 7: 300m x 300m x 16m ALE 8: 500m x 500m x 16m ALE 9:300m x 300m x 24m

(2) Metallurgical recoveries for the operations are:

Deposit	Metallurgical recovery %
	Iron ore	Iron ore concentrate

Mt Newman JV - BKM	92%	-

Mt Newman JV - MM	100%

Jimblebar	100%	-

Mt Goldsworthy JV Northern	100%	-

Mt Goldsworthy JV Area C	100%	-

Yandi JV	100%	-

Samarco JV	-	83.8%

(3) The reserve grades listed: Fe – iron, P – phosphorous, SiO2 – silica, Al2O3 – alumina, LOI – loss on ignition, refer to in situ mass percentage on a dry weight basis. %Pc represents phosphorous in concentrate for Samarco. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tonnes based on the following moisture contents: BKM - 3%, MM - 4%, CID - 8%, NIM - 3.5%. Iron ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed). Samarco is marketed predominantly as direct reduction and blast furnace pellets.

(4) The reserves are divided into joint ventures and material types that reflect the various products produced. The West Australian ore types are classified as per the host Archaean or Proterozoic banded iron formations. Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, CID – Channel Iron Deposit. ROM - Run of Mine for Samarco, comprising itabirites and friable hematite ores.

(5) Mining dilution and mining recovery (in general around 95%) have been taken into account in the estimation of reserves for all West Australian Iron Ore (WAIO) operations. For Samarco, the mine recovery is 91% (not included in the reserve estimate) of the stated diluted reserve.

(6) Changes to WAIO reserves compared to 2006 are due to mining depletion, new models and/or reclassification for the Mt Newman JV Whaleback, OB24 Far West, OB25 Pit 3 and OB18 deposits; Yandi JV Central 2 and 5, Eastern 1, 3, 5 and 6 deposits; Area C E and F Deposits.

(7) Cut-off grades used to estimate reserves: Mt Newman 50–62%Fe for BKM, 60%Fe for MM; Jimblebar 60%Fe for BKM; Mt Goldsworthy 58%Fe for NIM, 57%Fe for MM; Yandi 56%Fe for CID.

(8) The Jimblebar reserves listed include the Wheelarra Hill 3, 4 and Hashimoto 1 and 2 deposits at Jimblebar in which the Wheelarra Joint Venture participants (BHP Iron Ore (Jimblebar) Pty Ltd (51%), ITOCHU Minerals and Energy of Australia Pty Ltd (4.8%), Mitsui Iron Ore Corporation Pty Ltd (4.2%) and subsidiaries of Chinese steelmakers Magang, Shagang, Tanggang and Wugang (10% each)) have a legal interest. At the commencement of the Wheelarra Joint Venture on 1 October 2005, the Wheelarra Joint Venture participants had a legal interest in 175 million dry metric tonnes of Jimblebar reserves (Wheelarra Joint Venture tonnes). The effect of the sales contracts entered into between the Wheelarra Joint Venture participants and the Mt Newman Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Newman Joint Venture participant) has an entitlement to 85% of these Wheelarra Joint Venture tonnes. This disclosure and the financial statements are prepared on this basis.

(9) The Area C reserves listed include C Deposit within Area C in which the POSMAC Joint Venture participants (BHP Billiton Minerals Pty Ltd (68%), ITOCHU Minerals and Energy of Australia Pty Ltd (6.4%), Mitsui Iron Ore Corporation Pty Ltd (5.6%) and a subsidiary of POSCO (a Korean steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the POSMAC Joint Venture participants and the Mt Goldsworthy Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Goldsworthy Joint Venture participant) has an entitlement to 85% of the reserves in C Deposit. This disclosure and the financial statements are prepared on this basis.

(10) The Yandi reserves listed include the Western 4 deposit in which the JFE Western 4 Joint Venture (JW4 JV) participants BHP Billiton Minerals Pty Ltd (68%), ITOCHU Minerals and Energy of Australia Pty Ltd (6.4%), Mitsui Iron Ore Corporation Pty Ltd (5.6%) and a subsidiary of JFE Steel Corporation (a Japanese steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the JW4 JV participants and the Yandi Joint Venture participants and other associated agreements is that BHP Billiton (as a Yandi Joint Venture participant) has an entitlement to 85% of the reserves in the Western 4 deposit. This disclosure and the financial statements are prepared on this basis.

(11) Samarco reserves are estimated assuming external supply of approximately 10.2 million wet metric tonnes per annum of process feed from the nearby Fazendao mine, which is owned by CVRD, our 50% Joint Venture partner in Samarco. The external ore supply has a high proportion of specular hematite, a particular ore type that is required to produce the desired ore blend for producing iron pellets. The absence of this external ore supply would significantly reduce Samarco reserves. The Samarco reserve life has decreased compared to 2006. This reflects the increased production rate that will be effective on completion of the current expansion program that will be completed in FY2008. New drilling and geological modelling was completed this year , and the reserve will be updated with this new data next year.

Metallurgical Coal Customer Sector Group

Metallurgical Coal Reserves

The tables below detail the total Coal Reserves estimated for the Metallurgical Coal Customer Sector Group as at 30 June 2007 in 100 percent terms (unless otherwise stated).

Commodity Deposit (1) (2) (3)	Mining Method (4)	Coal Type (4)	Proved Coal Reserves	Probable Coal Reserves	Total Coal Reserve (5)	Total Marketable Reserves (5) (6)				Approved Nominal Mine Production Rate (Mtpa)	Mine life based on Coal Reserve (years)	BHP Billiton Interest %
			Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	% Ash	% VM	% S

Queensland Coal Reserves at operating mines CQCA JV

Goonyella Riverside Broadmeadow	OC	Met	375	99	474	349	9.1	23.4	0.52	21	29	50
	UG	Met	26	117	143	123	6.6	23.6	0.50
Peak Downs (7)	OC	Met	266	559	824	473	9.4	20.6	0.60	15.8	52	50
Saraji (8)	OC	Met	120	170	290	176	9.7	18.5	0.60	13.1	22	50
Norwich Park (9)	OC	Met	57	60	117	86	10.2	17.6	0.70	7.4	16	50
Blackwater (10)	OC	Met/Th	88	129	216	193	10.2	25.5	0.40	11.4	19	50
South Blackwater (11)	OC	Met/Th	20	57	76	63	10.4	24.8	0.50	4.0	19	50

Gregory JV
Gregory Crinum	OC	Met/Th	1.2	7.0	8.2	5.5	7.4	33.3	0.60	6.8	7	50
	UG	Met/Th	-	36	36	30	7.5	33.1	0.60
BHP Mitsui
South Walker Ck (12)	OC	Met/Th	37	15	53	35	8.5	12.9	0.37	5.1	10	80
Poitrel / Winchester (13)	OC	Met/Th	43	27	71	51	8.5	23.8	0.36	4.1	17	80

Illawarra Coal Reserves at operating mines (14)
Appin (15)	UG	Met/Th	7.6	23	31	27	8.9	23.2	0.37	2.6	12	100
West Cliff (16)	UG	Met/Th	7.3	15	22	17	8.9	21.6	0.37	3.3	7	100
Dendrobium (17)	UG	Met/Th	7.2	38	45	32	9.5	23.5	0.58	3.1	15	100

  (1) Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves

Goonyella Riverside Broadmeadow	Maximum 500m spacing of geophysically logged, analysed ,cored drill holes with >=95% recovery or <+/-10% expected error at 95% confidence on a 50m x 100m block. 3D seismic coverage for UG reserves.	500m to 1000m spacing of geophysically logged, analysed, cored drill holes with > 95% recovery or +/-10% to +/-20% expected error at 95% confidence on a 50m x 100m block

Peak Downs, Saraji, Norwich Park, Blackwater, South Blackwater, South Walker Ck	Maximum 500m spacing of geophysically logged, analysed, cored drill holes with >=95% recovery	500m to 1000m spacing of geophysically logged, analysed, cored drill holes with >=95% recovery

Gregory Crinum	Maximum 500m spacing of geophysically logged, analysed, cored drill holes with >=95% recovery, 3D seismic coverage for UG resources	500m to 1000m spacing of geophysically logged, analysed, cored drill holes with >=95% recovery

Poitrel/Winchester	Maximum 650m spacing of geophysically logged, analysed, cored drill holes with >=95% recovery	650m to 1000m spacing of geophysically logged, analysed, cored drill holes with >=95% recovery

Appin, West Cliff, Dendrobium	Maximum of 700m spacing of geophysically logged, analysed, cored drill holes with >=95% recovery. 2D seismic with a maximum line spacing of 500m or 3D seismic.	700m to1000m spacing of geophysically logged, analysed, cored drill holes with >=95% recovery. 2D seismic with a line spacing of between 500m and 1000m or 3D seismic..

  (2) Coal washplant recoveries are:

Queensland Coal	% Recovery
Goonyella Broadmeadow	75%
Peak Downs	60%
Saraji	62%
Norwich Park	75%
Blackwater	90%
South Blackwater	81%
Gregory Crinum	84%
South Walker Creek	68%
Poitrel	72%

Illawarra Coal
Appin	86%
West Cliff	78%
Dendrobium	71%

(3) Reserve estimates made for BHPB Metallurgical Coal under Industry Guide 7 for US SEC Form 20-F, and JORC for ASX and UK reporting, use the same computerised coal geological model and mine plan database. Assumptions such as coal mining and processing methods, equipment types, productivities, lives and capital cost, coal loss, dilution and moisture adjustments, and coal processing yield are identical between the two methodologies. The differences between the two methodologies are dictated by the differences between JORC and Industry Guide 7 in two areas: the estimation of operating cost and revenue, and the treatment of coal outside of the reserve estimate to define the economic open-cut pit limits, as follows;- The Industry Guide 7 reserve estimates are developed using actual current (average of past three calendar years) operating costs and coal prices to determine the economic open-cut pit limit. JORC reserve estimates use an end of mine life, long term coal price based on BHP Billiton price forecasts and long term unit cost estimates, based on the mean of the first 5 years forecast costs (deflator applied), to determine the economic open-cut pit limit. - The Industry Guide 7 reserve estimates are based on proven and probable reserves only. Coal, not included in the reserve estimate is treated as waste and is not used to determine the economic open-cut pit limit. JORC reserve estimates are based on a pit which may include some coal outside of the reserve estimate in the economic definition of the open-cut pit limit calculation.

(4) OC – open-cut, UG – underground, Met – metallurgical coal, Th – thermal coal

(5) Coal quality is for a potential product rather than the in situ quality and is on an air-dried basis. VM – volatile matter, S – sulphur

(6) Total Coal Reserves (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which include allowances for diluting materials and for losses that occur when the coal is mined, and are at the moisture content when mined. Total Marketable Coal Reserves (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after beneficiation of the total Coal Reserves. Note that where the coal is not beneficiated the total Coal Reserve tonnes are the total Marketable Coal Reserve tonnes, with moisture adjustment where applicable. The plant recovery factor estimates were based on the analysis of drill data and plant simulations to achieve a target product ash.

(7) Peak Downs – 2007 reserves estimated to be 473 million metric tonnes Marketable Coal, which is an increase of 34 million metric tonnes Marketable Coal, compared to 2006 reserves, before FY2007 production depletion. The changes in reserve estimates are attributed to higher costs (-6 million metric tonnes Marketable Coal), deployment of improved coal recovery practices (+28 million metric tonnes Marketable Coal), improved average yield due to recovering proportionally more of the higher yielding coal (+7 million metric tonnes Marketable Coal), and mined out boundary differences (+5 million metric tonnes Marketable Coal).

(8) Saraji – 2007 Coal Reserves are estimated to be 176 million metric tonnes Marketable Coal which is an increase of 15 million metric tonnes compared to 2006 reserves before FY2007 production depletion. The changes in reserves estimates are attributed to higher coal prices (+8 million metric tonnes Marketable Coal), higher costs (-2 million metric tonnes Marketable Coal), higher yield assumption (+6 million metric tonnes Marketable Coal) and mined out differences (+2 million metric tonnes Marketable Coal).

(9) Norwich Park - 2007 reserves are estimated to be 86 million metric tonnes Marketable Coal which is an increase of 40 million metric tonnes compared to 2006 reserves before FY2007 production depletion. The change of reserves is attributed to larger footprints from higher coal prices (+17 million metric tonnes Marketable Coal), coal recovery improvement of 2% (2 million metric tonnes Marketable Coal), reserve re-classification (+6 million metric tonnes Marketable Coal), increase in surface area for Lotus pits (+8 million metric tonnes Marketable Coal) and unreported North Lotus pit in 2006 (+7 million metric tonnes Marketable Coal).

(10) Blackwater - 2007 reserves are estimated to be 193 million metric tonnes Marketable Coal which is a reduction of 106 million metric tonnes Marketable Coal compared to 2006 reserves before FY2007 production depletion. The deposit is classified as low margin and any movements in the economic assumptions will cause significant swing in the reserves. The change of reserves are attributed to increased mining costs (-70 million metric tonnes Marketable Coal), FY2006/FY2007 models product coal recovery assumptions difference of 10% (-29 million metric tonnes Marketable Coal), mined out boundary difference (-5 million metric tonnes Marketable Coal) and exclusion zones (-1 million metric tonnes Marketable Coal). In 2008, Blackwater and South Blackwater will be reported as one deposit.

(11) South Blackwater - 2007 reserves were estimated at 63 million metric tonnes Marketable Coal which is a reduction of 56 million metric tonnes compared to 2006 reserves before FY2007 production depletion. The deposit is classified as low margin and any movements in the economic assumptions will cause significant swing in the reserves. The change of reserves are attributed to increased mining costs (-39 million metric tonnes Marketable Coal), FY2006/FY2007 models coal recovery assumptions difference of 10% (-12 million metric tonnes Marketable Coal) and impractical mining shape (-5 million metric tonnes Marketable Coal).

(12) South Walker Ck - 2007 reserves were estimated at 35 million metric tonnes Marketable Coal which is an increase of 6 millions of metric Marketable Coal compared to 2006 reserves before FY2007 production depletion. The change of reserves is attributed to improved prices (+3 million metric tonnes Marketable Coal) and FY2006/FY2007 models coal recovery assumptions difference of 8% (+2 million metric tonnes Marketable Coal).

(13) Poitrel started producing in November 2006.

(14) Illawarra Coal - We have exclusive rights to mine coal at our Illawarra Coal operations within our registered mining leases (CL767, CL724 andCL768). Under NSW legislation for underground mines, before we commence mining operations on a particular area, we are required to develop and have approved by the NSW (Department of Primary Industry) a Subsidence Management Plan (SMP). Illawarra Coal routinely prepares and submits SMP’s and receives approvals under this process. The Proven Reserve is stated for areas in which an SMP has been approved. Probable Reserves are in areas where an SMP is in preparation and, based on the geological and engineering investigations we carry out as part of our mine planning process and our experience of the SMP process, it is expected that the SMP’s will be approved as part of the normal course of business and within the timeframe required by the current life-of-mine schedule.

(15) Appin - Area 3 Extension has been removed from the reserves estimate—this area was targeted as an area for the expansion of the Bulli seam operations. The project will not now go ahead and as there is no intention of applying for approvals in the next five years or mining the area within the foreseeable future, the reserves have been removed from the declaration.

(16) West Cliff - The reserve losses are due to high levels of CO2 gas in the north western section of the FY2006 layout. The mine layout has therefore been adjusted to exclude this area of high CO2.

(17) Dendrobium - Additional reserves are due to additional SMP approvals being secured and the expectation that SMP approvals for a larger area over the FY06 estimate will be secured within five years

Manganese Customer Sector Group

Ore Reserves

The tables below detail the total Ore Reserve for the Manganese Customer Sector Group estimated as at 30 June 2007 in 100 percent terms (unless otherwise stated).

Commodity Deposit (1) (2)	Ore Type	Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			Approved Nominal Mine Production Rate (Mtpa)	Mine life based on Reserve (years)	BHP Billiton Interest %
		Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield

Manganese
GEMCO (3)	ROM	83	48.2	50	42	47.3	49	124	47.9	49	6.6	20	60

		Millions of dry metric tonnes	% W1 lump		Millions of dry metric tonnes	% W1 lump		Millions of dry metric tonnes	% W1 lump
Wessels (4) (5)	ROM	2.4	48.3		8.3	48.3		11	48.3		0.63	17	60

		Millions of wet metric tonnes	% Mn	% Fe	Millions of wet metric tonnes	% Mn	% Fe	Millions of wet metric tonnes	% Mn	% Fe
Mamatwan (4)	ROM	41	37.3	4.8	6.4	36.7	4.9	47	37.2	4.8	2.4	20	60

(1) Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves

GEMCO	60m x 120m and 60m x 60m	120m x 120m

Wessels	Defined as rim ±30m wide around mined-out areas, plus economically viable remnant blocks within mined-out areas. Underground chip sampling, limited underground drill holes and ±142m spaced surface drill holes	±142m spaced surface drill holes, supplemented by some underground drilling and sampling

Mamatwan	80m x 80m	160m x 160m

(2) Metallurgical recoveries for the operations are:

Deposit	Metallurgical recovery Mn%

GEMCO	As for % Yield in the above table

Wessels	76%recovery for W1 Lump Product

Mamatwan	96%

(3) GEMCO - Tonnage is in situ with manganese grades provided as washed ore samples, the wash yield should be applied to the in situ tonnage to provide an estimate of in situ washed product tonnes. Washed product yield is estimated for each resource block. The reserve has increased by 30 million dry metric tonnes (net of production depletion) compared to 2006. This is the result of infill drilling programs allowing the incorporation of previously non-reserve mineralised material in to the reserve. At GEMCO, reserves are tested using the three year historical benchmark contract price for each product.

(4) The criteria for determining reserves at Wessels and Mamatwan are geological stratigraphic controls, cut off grade and plant feed requirements. A direct manganese price is not used in the estimation of reserves. Plant feed requirements vary depending on the product specifications.

(5) Wessels reserve is quoted as run of mine (ROM) product tonnage and %Mn W1 lump – Wessels main lump manganese product grade on a dry weight per cent basis. A revised and updated block-model (March 2007) was used for the reserve estimation. Additional surface drill hole data and intensive underground geological mapping enabled an improved structural interpretation. The surface diamond drill hole spacing decreased from an average of 156 to 142 metres. The revised interpretation caused the mining blocks, particularly in the Graben area, to be redefined into smaller structural blocks with increased dilution. The reduction in the reserves by 3 million dry metric tonnes compared to 2006 is due to the revised mining model and production depletion.

Energy Coal Customer Sector Group

Energy Coal Reserves

The table below details the total Coal Reserves for the Energy Coal Customer Sector Group estimated at 30 June 2007 in 100 per cent terms (unless otherwise stated).

Commodity Deposit (1)	Mining Method (3)	Coal Type (3)	Proved Coal Reserve	Probable Coal Reserve	Total Coal Reserve (2)	Total Marketable Reserves (2) (4)					% Total moisture (56)	Approved Nominal Mine Production Rate (Mtpa)	Mine life based on Reserve (years)	BHP Billiton Interest %
			Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	% Ash	% VM	% S	KCal/ kg CV

New Mexico -Operating mines

San Juan	UG	Th	78	1	79	79	19	-	-	5,600	9.9	6.4	12	100

Navajo	OC	Th	205	-	205	205	-	-	0.85	4,800	13.2	7.7	27	100

South Africa -Operating mines

Douglas	OC	Th	1.9	-	1.9	0.9	15.3	26.4	0.50	6,600	7.5	6.5	1	84
	UG	Th	4.6	-	4.6	2.4	15.2	25.5	0.68	6,600	7.5

Khutala (6)	OC	Met	2.4	4.2	6.6	5.6	18.6	30.0	1.73	6,100	8.0	12.7	20	100
	OC	Th	18	43	62	62	36.8	20.5	0.99	4,400	8.0
	UG	Th	184	-	184	184	34.3	21.6	0.93	4,500	8.0

Klipspruit(7)	OC	Th	58	40	98	83	21.8	23.0	0.57	5,800	3.0	7.7	12	100

Koornfontein(8)	UG	Th	5.2	2.3	7.5	4.6	15.1	25.4	0.82	6,400	7.5	2.6	3	100

Middelburg(9)	OC	Th	186	111	296	232	23.6	22.4	0.82	5,800	6.8	30	10	84

Optimum(10)	OC	Th	130	-	130	97	19.6	26.5	0.74	6,000	8.0	18	7	100

Australia - Operating mine

Mt Arthur Coal	OC	Th	190	38	228	180	17.2	30.8	0.7	6,500	8.4	15	15	100

Colombia - Operating mine

Cerrejon Coal Company	OC	Th	665	213	877	893	-	-	-	6,200	12.5	32	27	33

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves

San Juan	0m - 500m	500m - 1000m

Navajo	1100m maximum nearest hole spacing, 180m average	2-6 drill holes per 100Ha

Douglas	A minimum of 8 drill holes per 100Ha	N/A

Khutala	A minimum of16 drill holes per 100Ha	5-16 drill holes per 100Ha

Koornfontein	A minimum of 8 drill holes per 100Ha	4-8 drill holes per 100Ha

Middleburg	A minimum of 8 drill holes per 100Ha	5-16 drill holes per 100Ha

Optimum	A minimum of16 drill holes per 100Ha	4-8 drill holes per 100Ha

Klipspruit	A minimum of 8 Drill holes per 100Ha	4-8 drill holes per 100Ha

Mt Arthur Coal	Less than 250m	5-16 drill holes per 100Ha

Cerrejon Coal Company	A minimum of 6 drill holes per 100Ha	4-8 drill holes per 100Ha

(2) Total Coal Reserve (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after the beneficiation of the total Coal Reserves. Note that where the coal is not beneficiated the total Coal Reserve tonnes are the Marketable Coal Reserve tonnes, with moisture adjustment where applicable.

(3)	OC – open-cut, UG – underground, Th – thermal coal, Met – metallurgical coal

(4)	VM - volatile matter, S—sulphur, CV—calorific value

(5)	Coal moisture content is on an as received basis.

(6) Khutala - The reduction in total Coal Reserve (26 million metric tonnes), compared to 2006, is due to production depletion and a revised underground life of mine plan which takes into account all possible surface infrastructure when planning for secondary extraction on the No. 2 Seam.

(7) Klipspruit - The increase in the total Coal Reserve (12 million metric tonnes), compared top 2006, is due to the inclusion of the previously uneconomical No. 1 Coal Seam as a result of the 2006 pre-feasibility study findings, less production depletion. An increase in the production rate has decreased the overall reserve life.

(8)	Koornfontein mine was sold, effective 30 June 2007.

(9) Middleburg –The increase in the total Coal Reserve (32 million metric tonnes), compared to 2006, is the result of production depletion being offset by revised quality cut-off’s; this was made possible by the additional middlings coal beneficiation capacity as a result of the commissioning of the new plant.

(10) Optimum -The decrease in the total Coal Reserve (28 million metric tonnes), compared to 2006, is the result of production depletion and remodelling incorporating recent drilling results completed in FY2007.

3.0 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

3.1 Introduction

This ‘Operating and financial review and prospects’ section is intended to convey management’s perspective of the BHP Billiton Group and its operational and financial performance as measured and prepared in accordance with IFRS. We intend this disclosure to assist readers to understand and interpret the financial statements included in this Report. This section should be read in conjunction with the financial statements, together with the accompanying notes.

We are the world’s largest diversified resources group, with a combined market capitalisation of approximately US$165 billion as of 30 June 2007, and we generated revenue of US$39.5 billion, revenue together with our share of jointly controlled entities’ revenue of US$47.5 billion and profit attributable to members of BHP Billiton of US$13.4 billion for the year ended 30 June 2007.

We generally extract and process minerals, oil and gas in the southern hemisphere from our major production operations in Australia, Latin America and southern Africa. Our sales are geographically diversified, but strongly concentrated in the northern hemisphere. Sales and marketing take place through our principal hubs of The Hague and Singapore. The following table shows the revenue by location of our customers:

	Segment revenue by location of customer
	2007	2006	2005
US$ million
Australia	4,311	3,507	2,626
North America	2,807	2,344	2,122
Europe	11,053	10,027	9,352
South America	630	729	55
Southern Africa	1,733	1,426	1,308
Japan	4,123	3,959	3,118
South Korea	1,981	1,689	1,662
China	7,948	5,294	3,413
Other Asia	3,994	2,496	1,851
Rest of World	918	682	1,215
BHP Billiton Group	39,498	32,153	26,722

We divide our business into nine business units or Customer Sector Groups (CSGs):

•	Petroleum (exploration for and production processing and marketing of hydrocarbons, including oil, gas and LNG)

•	Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina)

•	Base Metals (exploration for mining, processing and marketing of copper, silver, zinc, lead and uranium and copper by-products, including gold)

•	Diamonds and Specialty Products (exploration for and mining of diamonds and titanium minerals, and, prior to divestment in August 2006, fertiliser operations)

•	Stainless Steel Materials (exploration for and mining, processing and marketing of nickel and cobalt)

•	Iron Ore (exploration for and mining, processing and marketing of iron ore)

•	Manganese (exploration for and mining, processing and marketing of manganese)

•	Metallurgical Coal (exploration for and mining, processing and marketing of metallurgical coal)

•	Energy Coal (exploration for and mining, processing and marketing of energy coal).

Due to recent growth, and a change in internal reporting structure, Iron Ore, Manganese and Metallurgical Coal, which were previously reported as the Carbon Steel Materials CSG, are now reported as separate CSGs. Comparative disclosures have been restated based on current reporting structures.

In addition to the nine CSGs, we also have a corporate minerals exploration group, a technology group, and a freight, transport and logistics operation.

A detailed discussion on our CSGs is located in sections 2.2 of this Annual Report. A detailed discussion of our other corporate functions is located in sections 2.5 through 2.7 inclusive of this Annual Report.

Significant unconsolidated subsidiary - Minera Escondida Limitada

One of our jointly controlled entities, Minera Escondida Limitada meets the definition of a significant unconsolidated subsidiary in accordance with SX rule 3-09. Accordingly, the financial statements of Minera Escondida Limitada are included as an Exhibit to this Annual Report

3.2 Our strategy

Our core strategy is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

Fundamentally, this means that our business will have:

•	a focus on the upstream extraction of natural resources

•	high-quality, long-life and low-cost assets with embedded growth options

•	a diversified portfolio of commodities across a spread of geographic regions that reduce the volatility of cash flows

•	a focus on export-oriented commodities

•	a global portfolio of employees, assets and customers.

Our strategy is focused on owning and operating large, long-life, low-cost, expandable assets diversified by geography and commodity and pursuing growth opportunities consistent with our core skills. Our business excellence model promotes and deploys best practices and operating efficiencies across these assets, further enhancing value. In executing this strategy, we focus on seven strategic drivers.

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

•

The BHP Billiton Way – this driver encapsulates the benefits of Business Excellence processes, knowledge sharing networks and our customer-focused marketing organisation, all of which are applied to all of our businesses. The development of these processes and sharing of the principles behind those concepts lead to increased economies of scale and shared best practices.

•	Financial strength and discipline – we have a solid single ‘A’ credit rating, which balances financial flexibility with the cost of finance. Our capital management program has three priorities:

•	To reinvest in our extensive pipeline of world-class projects that carry attractive rates of return regardless of the economic climate.

•	To ensure a solid balance sheet.

•	To return excess capital to shareholders.

•

Project pipeline – we are focused on delivering an enhanced resource endowment to underpin future generations of growth. We have an abundance of tier one resources in fiscally stable countries that provide us with a unique set of options to deliver brownfield growth.

•

Growth options – we use exploration, technology and our global footprint to identify the next generation of opportunities where we can invest and use our skills and strengths. We also have strong experience operating in challenging geographies and the capability to capture additional opportunities as they emerge. This experience enables us to continue to build and strengthen our position for long-term value creation. Exploration continues to be an important focus in our minerals businesses. We are undertaking exploration in 28 countries, while petroleum exploration is underway in eight countries.

3.3 Key measures

The management and the Board use a number of financial and operational measures to assess our performance.

Overall financial success - We use several financial measures to measure the success of our overall strategy. The two key measures are profit attributable to members of the BHP Billiton Group and Underlying EBIT. Profit attributable to members of the BHP Billiton Group for FY2007 was US$13.4 billion, an increase of US$3.0 billion, or 28.4 per cent, from FY2006. Underlying EBIT for FY2007 was US$20.1 billion compared with US$15.3 billion in the prior year, an increase of 31.4 per cent. Underlying EBIT is the internally defined, key financial measure used by management for monitoring the performance of our operations. We explain the calculations and why we use this measure in section 3.6.1. Other measures in addition are as follows:

	30 June
	2007	2006	2005

Net operating cash flow (US$M)	15,595	10,476	8,374
Gearing (a)	22.5%	25.2%	32.8%
Earnings per share (basic) (US cents)	229.5	173.2	104.4
(a)	Refer to section 11 ‘Glossary’ for definitions.

All measures are showing a strong financial position from the previous year. Refer to section 3.6 for a detailed analysis of the operating results.

The following are other measures that assist us to monitor our overall performance.

People and Licence to operate – These foundational strategic drivers bring together health, safety, environment and community related measures. These measures are a subset of the HSEC Targets Scorecard, which can be found in our full Sustainability Report at www.bhpbilliton.com.au.

	30 June
	2007	2006	2005
People and Licence to operate
Health
Potential exposure of employees above the occupational exposure limit (OEL) for noise (a)	51%	47%	53%
Potential exposure of employees above the OEL for other exposures	17%	18%	28%
New cases of occupational illnesses	264	124	152
Safety
Total Recordable Injury Frequency Rate (TRIFR) (b)	7.4	8.7	N/A
Number of fatalities	8	3	3
Near-miss incidents (b)	2,328	1,840	618
Environment
Land rehabilitated (hectares)	4,020	2,410	1,850
Greenhouse gas emissions (‘000 tonnes of CO2)	52,000	51,820	52,270
Energy use (petajoules)	303	306	311
High-quality water consumption (megalitres)	161,670	160,230	153,200
Community
Voluntary community contribution (US$M) (b)	103.4	81.3	57.4
Community contributions as a % of pre-tax profit	1.12%	1.45%	1.59%
Number of community complaints	543	603	509
(a)	Occupational exposure relates to instances were our people would be exposed if they were not wearing personal protection equipment
(b)	Refer to section 11.’Glossary’ for definitions

Our key safety performance measures are ‘Total recordable injury frequency rate’ (TRIFR) and fatalities. In July 2005, we adopted TRIFR as a key measure for safety as the TRIFR measure improves the visibility of all incidents. Our TRIFR was 7.4 for this year of tracking as compared to 8.7 for the first year of tracking.

There has been an increase in new cases from occupational illnesses from 124 in FY2006 to 264 in FY2007 resulting from an intense focus to reduce the exposures and potential harm brought about by excessive occupational exposure limit to noise. This focus has brought with it an increased awareness of the issue.

Tragically, eight of our people died at work during FY2007. This compares to three in FY2006.

The most important measures of environmental performance are land rehabilitation, greenhouse gas emissions, energy use and high-quality water use. Land rehabilitation figures have increased by 66.8 per cent from 2,410 hectares in FY2006 to 4,020 in FY2007. Key performance indicators are established and aligned to ensure those parts of an operation that are available for closure and / or contemporaneous rehabilitation are attended to efficiently and without delay or deferral with the closure plan timetable. Greenhouse gas emissions have remained virtually constant despite an increase in production. However the emissions levels quoted for FY2007 reflect a change in global warming potential factors to be consistent with the Second Assessment Report (IPCC(1996)) values in FY2007 which decreased the greenhouse gas intensity by 0.6 per cent.

Energy use for the Group has decreased from 305.5 petajoules in FY2006 to 302.5 petajoules in FY2007, representing a 1.0 per cent reduction. Our increase in high-quality water use was limited to 0.9 per cent despite increases in production (based on continuing operations).

Our voluntary contributions to community programs totalled US$103.4 million, equating to 1.1 per cent of pre-tax profits on a three-year rolling average basis, compared to US$81.3 million, or 1.45 per cent of pre-tax profit for FY2006. Although the percentage has decreased, the actual value of our community investment has increased significantly due to the increased profits, and continues to exceed our target of 1 per cent.

World-class assets –The quality of our world-class assets and the diversity of our portfolio underpin the strength of our cash flow and continue to support our ability to both identify and invest in growth opportunities, while continuing to deliver outstanding returns to shareholders. In FY2007, we achieved record production for eight major commodities for natural gas, aluminium, alumina, copper cathode, nickel, iron ore, manganese and metallurgical coal, and increased annual production for three further commodities. Production records were set by 17 assets. Actual production volumes for this year and the previous two years appear in section 2.3 of this Annual Report. This reflects our key operating objective of delivering consistent, predictable and sustainable operating performance across all of our businesses providing a stable platform for growth.

	30 June
	2007	2006	2005
World-class assets
Production
Total petroleum products (Million of barrels of oil equivalent)	116.19	117.36	118.88
Alumina and aluminium (‘000 tonnes)	5,800	5,549	5,512
Copper cathode and concentrate (‘000 tonnes)	1,250.1	1,267.8	1,034.0
Nickel (‘000 tonnes)	186.3	174.9	91.9
Iron ore (‘000 tonnes)	99,424	97,072	96,745
Metallurgical coal (‘000 tonnes)	38,429	35,643	37,303
Energy coal (‘000 tonnes)	87,025	85,756	87,416

BHP Billiton Way – We measure our performance in implementing the BHP Billiton Way by tracking the effect of our various Business Excellence initiatives. Over time, Underlying EBIT, which is defined in section 3.6.1, is the key measure that reflects the impact of these initiatives. The estimated savings are reported as annualised amounts that we expect to be able to sustain; however, only the first 12 months of recurring benefits are included. We estimate that we generated US$203 million of incremental cost savings during FY2007 from Business Excellence initiatives.

Financial strength and discipline – Financial strength is measured by attributable profit and Underlying EBIT as overall measures, along with liquidity and capital management. Our solid ‘A’ credit rating and net gearing and net debt are discussed in section 3.7.3 of this Annual Report. We have declared our eleventh consecutive increase in dividends. At the completion of all announced capital management initiatives, we will have returned US$28.2 billion in total to shareholders through capital initiatives and dividends since June 2001.

Project pipeline and growth options – Our project pipeline provides significant future value, with 33 projects in either execution or feasibility with an expected capital investment of US$20.9 billion. We also have further medium-term options in our portfolio with capital expenditure requirements in excess of US$50 billion. During the year we continued the rampup of five projects, approved three additional projects and commissioned Spence, (200,000 tonnes per annum copper operation in Chile). The details of our project pipeline are located in section 3.7.2 of this Annual Report, with a summary presented below.

	30 June
	2007	2006	2005
Project Pipeline and Growth Options (major projects)
Number of projects approved during the year	3	7	4
Number of projects currently under development	15	6	6
Number of completed projects	1	4	8
Budgeted capital expenditure for projects approved in the year (US$M)	2,355	5,048	2,029
Budgeted capital expenditure for projects currently under development (US$M)	10,426	4,455	3,410
Capital expenditure of completed projects (US$M)	1,100	1,405	1,786

In addition to these opportunities, we also acquired an interest in the Genghis Khan oil field, in the Gulf of Mexico, and a one-third share of the Guinea Alumina project, which consists of a high-quality bauxite deposit and the development of an aluminium refinery in Guinea. We are expecting to deliver further significant growth in the next financial year with new projects commissioning or ramping up across our Petroleum, Base Metals, Iron Ore and Stainless Steel Materials CSGs. The details of each significant growth project (approved, under development and completed) may be found in section 3.7.2.

Currency strength against the US dollar has added further cost pressure. Market conditions in Australia and the Gulf of Mexico are particularly tight and are impacting both existing projects and our plans to execute new growth projects in these regions.

The quality of our assets and the diversity of our portfolio underpin the strength of our cash flow. This allows us to both identify and invest in growth opportunities while continuing to deliver outstanding returns to shareholders.

3.4 External factors and trends affecting our results

The following section describes some of the external factors and trends that have a material impact on our financial condition and results of operations. We operate our business in a dynamic and changing environment, and with information that is rarely complete and exact. We primarily manage the risks discussed in this section under our portfolio management approach, which relies on the effects of diversification, rather than individual price risk management programs. Details of our financial instruments outstanding at 30 June 2007 may be found in note 28 ‘Financial instruments’ in the financial statements.

Management monitors particular trends arising in the external factors with a view to managing the potential impact on our future financial condition and results of operations. The following external factors could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

3.4.1 Commodity prices

In FY2007, real prices for all our major commodity prices remained at or near their highest levels since the 1970s as Chinese demand for raw materials continued. Of particular note was the increase in base metals prices with nickel being the standout performer. Bulk commodity prices also continue to be strong and demand remains firm. Energy prices are very strong with crude oil near record highs. Looking forward, supply side pressures are expected to remain high and demand growth from China should remain robust. With continuing strong demand, structurally higher cost sources of supply will be required. Higher energy prices are also likely to have a flow-on effect to commodity prices.

The following table shows the average prices of our most significant commodities for the three years ended 30 June 2007.

Commodity	2007	2006	2005
Crude oil (WTI) (US$/bbl)	63.00	64.41	48.84
Aluminium (LME) (3mth) (US$/t)	2,691	2,260	1,802
Copper (LME) (cash) (US¢/lb)	321.47	228.58	142.80
Nickel (LME) (US$/lb)	17.15	7.03	6.78
Iron ore (1)(2) (US$/dmtu)	0.8042	0.7345	0.6172
Metallurgical coal (2)(3) (US$/t)	98	115	125
Energy coal (US$/t)	51.52	47.63	53.51

(1)	Newman fines price in Japan.
(2)	Price represents that set in April of the relevant fiscal year.
(3)	Prime hard coking coal worldwide.

The following summarises the trends of our most significant commodities for the year ended 30 June 2007.

Oil: Oil prices continue to strenghten this year on the back of above-trend world economic growth, strong demand, disappointing non-OPEC supply, OPEC’s decision to maintain current output levels, non-commercial seeking higher commodity risk exposure, a predicted active Atlantic hurricane season and recurrent geopolitical factors. OPEC’s spare capacity doubled from last year’s level to reach nearly 4 million bbl/d, including Iraq, with demand ending the year at 86.13 million bbl/d and non-OPEC supply at 50.25 million bbl/d. Both fundamentals and geopolitcal events lent support to prices and supply disruptions, with Iran and Nigeria bringing more uncertainty to the market. Another serious threat to supply this year was the confirmed trend of resource nationalism evidenced by ExxonMobil and ConocoPhillips leaving Venezuela.

Aluminium: The aluminium market remained strong throughout FY2007. The closing benchmark cash price on the London Metal Exchange (LME) at the end of the fiscal year was US$2,676 per tonne, up marginally on its starting price for the fiscal year. At times, the cash price on the LME was trading just below US$3,000 per tonne. For the fiscal year as a whole, the cash price averaged US$2,691 per tonne compared to US$2,245 per tonne in FY2006. While aluminium stock levels on the LME exchange rose during the course of the fiscal year, visible stock levels measured in terms of global consumption still remained at historically very low levels. Continuing uncertainty concerning the level of net aluminium exports from China and a tight energy environment supported the increased price level.

Copper: Refined copper demand picked up strongly from the latter part of calendar year 2006 as Chinese consumers took advantage of attractive arbitrage opportunities between LME and SHFE prices to replenish stock levels. The International Copper Study Group (ICSG) estimates that in calendar 2006, refined copper consumption reached 37.6 billion pounds, up 2.1 per cent from the previous year. However, in the first four months of calendar 2007, refined copper demand is estimated by the ICSG to have risen by 10.5 per cent year-on-year. Combined exchange stocks at LME/Comex/Shanghai rose during FY2007 by 136 million pounds, from 356 million pounds to 492 million pounds.

Nickel: Nickel prices historically have continued to demonstrate greater price volatility than most other metals, and the recent past has been no exception where FY2007 has seen historical high prices for the metal. The nickel price began FY2007 with a price of US$10.29 per pound. A strong resurgence in stainless steel and nickel demand saw an increase in the first half of FY2007, with an average nickel price of US$14.11 per pound. During the second half of FY2007, prices continued to increase and peaked at a historical high of US$24.54 per pound in May 2007. However, during early June 2007, a change in market fundamentals and sentiment had been experienced reflecting a downward trend in the commodity cycle, with nickel prices closing at US$16.26 per pound at the end of FY2007. LME nickel stocks reduced from 20.7 million pounds at the start of the financial year to 19.5 million pounds at the end of FY2007.

Iron ore: Market conditions remained tight in 2007, underpinned by continued buoyant demand for imports by China as pig iron growth remains very strong and Chinese local iron ore production was not able to increase at the same rate. The 19.5 per cent price increase for fines in 2006 stimulated further high-cost iron ore production, including domestic low-grade ores from China, but challenges in ramping up capacity in major export producers located in Australia and Brazil have been compounded by severe cyclonic weather conditions in

Australia in early 2007, delaying seaborne capacity growth. The overall impact is to sustain a ‘stronger for longer’ market outlook as evidenced by the 9.5 per cent price increase achieved for the 2007 Japanese financial year.

Metallurgical coal: A lower contract price settlement for metallurgical coal for Japanese Fiscal Year 2007 and higher Chinese export coke prices, driven by higher domestic coal prices and government export taxes, helped stimulate demand for metallurgical coal in FY2007, with Indian demand particularly strong. There was also some tightening in the market in the second half as infrastructure constraints in Australia and adverse weather conditions in Canada reduced available shipping tonnages.

Energy coal: Growth in energy coal demand is closely related to growth in electricity consumption, which has increased at an average rate of 3.5 per cent per annum since 2000. The cost of fuel is typically the largest variable cost involved in electricity generation. On an energy basis, coal is currently the cheapest fossil fuel for electricity generation in most seaborne markets, ahead of gas and oil. Prices strengthened during FY2007 as supply struggled to match strong growth in demand in the Pacific. Other factors contributing to high energy coal prices include a surge in freight rates, a weaker US dollar relative to some of the key coal exporting country currencies, and steady increases in global oil and gas prices.

The following table indicates the estimated impact on FY2007 profit after taxation of changes in the prices of our commodities. With the exception of price-linked costs, the sensitivities below assume that all other variables, such as exchange rate, costs, volumes and taxation, remain constant. There is an inter-relationship between changes in commodity prices and changes in currencies that is not reflected in the sensitivities below. Volumes are based on FY2007 actual results and sales prices of our commodities under a mix of short, medium and long-term contracts. Movements in commodities prices can cause movements in exchange rates and vice versa. These sensitivities should therefore be used with care.

Estimated impact on FY2007 profit after taxation of changes of:	US$M
US$1/bbl on oil price	23
USc1/lb on aluminium price	27
USc1/lb on copper price	19
USc1/lb on nickel price	2
US$1/t on iron ore price	57
US$1/t on metallurgical coal price	23
US$1/t on energy coal price	23

The impact of the commodity price movements in the current year is discussed in section 3.6 ‘Operating results’

3.4.2 Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases as we believe that active currency hedging does not provide long-term benefits to our shareholders. Because a majority of our sales are denominated in US dollars, and the US dollar otherwise plays a dominant role in our business, we borrow and hold surplus cash predominantly in US dollars to provide a natural hedge. Operating costs and costs of local equipment are influenced by the fluctuations in the Australian dollar, South African rand, Chilean peso and Brazilian real, although we do hedge certain project costs. Foreign exchange gains and losses reflected in operating costs owing to fluctuations in the abovementioned currencies relative to the US dollar may potentially offset one another. The Australian dollar generally strengthened throughout FY2007, while the South African rand generally weakened.

We are also exposed to exchange rate translation risk in relation to net monetary liabilities (being our foreign currency denominated monetary assets and liabilities, including debt and other long-term liabilities (other than site restoration provisions at operating sites where foreign currency gains and losses are capitalised in property, plant and equipment)).

The following table indicates the estimated impact on FY2007 profit before taxation of changes in the Australian dollar or South African rand, which are the two principal currencies outside of the US dollar to which we are exposed in terms of our net monetary liabilities. The sensitivities give the estimated impact on profit before taxation based on the exchange rate movement in isolation. The sensitivities assume all variables except for exchange rate remaining constant. As outlined above, there is an inter-relationship between currencies and commodity prices that is not reflected in the sensitivities below. Movements in commodities prices can cause movements in exchange rates and vice versa. These sensitivities should therefore be used with care.

Estimated impact on FY2007 profit before taxation of changes of:	US$M
Australian dollar (USc1/A$)
Net monetary liabilities (1)	27
South African rand (0.2 rand/US$)
Net monetary liabilities (1)	6
Rand debt	2

  (1) Impact based on difference in opening and closing exchange rates for the period.

The impact of exchange rate movements in the current year is discussed in section 3.6 ‘Operating Results’.

3.4.3 Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US dollar floating interest rate basis. Deviation from our policy requires the prior approval of our Financial Risk Management Committee, and is managed within our Cash Flow at Risk (CFaR) limit, which is described in note 28 ‘Financial instruments’ in the financial statements. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. As at 30 June 2007, we have US$1.4 billion of fixed interest borrowings that have not been swapped to floating rates, arising principally from legacy positions that were in existence prior to the merger that created the DLC structure.

3.4.4 Growth in product demand

The demand for our products is directly related to the strength of the global economy. However, the diversification of our portfolio of assets and commodities we extract limits the impact of a particular industry or region.

The global economy remains robust, driven by solid activity in Asia and Europe. Economic fundamentals remain relatively strong. Unemployment remains low and the supply of labour is still constrained. This is resulting in rising wages and increased household consumption.

Asian economies, led by China, continue to demonstrate strong growth. India’s economy continues to gather pace, recently recording its fastest economic growth rate in 18 years. In Europe, solid growth is being supported by accommodative monetary conditions, rebounding consumption and strong German industrial activity. The US economy continues to soften, with the housing sector acting as a drag on activity. The Japanese household sector is also experiencing weakness, increasing risks of deflation later in the year. Key central banks have reacted to recent global financial market instability by injecting liquidity in an attempt to calm markets.

The rate of growth of the Chinese economy has shown no signs of abating with economic growth expected to be maintained or perhaps accelerate over the second half of 2007. This has largely been driven by strong demand, domestic retail sales, healthy investment growth and exports. Continued monetary tightening, new export taxes and cuts in value added tax rebates have had a minimal effect on economic behaviour to date. While the Chinese currency continues to appreciate against the US dollar, the appreciation has been controlled as the government desires to limit speculative inflows. On the producer side, higher energy and raw material prices are likely to mean a gradual increase in factory gate prices through the first half of 2008.

Despite moderating US economic growth, global economic fundamentals remain strong and the ongoing strength shown by emerging Asian economies (including China) should support global growth. Moreover, the competitiveness of open Asian economies is likely to continue to place downward pressure on inflation which should in turn provide greater flexibility for accommodative monetary policy stances taken by key central banks. Consumer spending in the US may slow through 2008 due to wealth effects associated with the housing market deterioration. However, despite these risks, growth in the US is expected to be maintained as low unemployment, low interest rates and a solid global economy support economic activity. Solid domestic demand will remain a key driver of healthy economic growth in Europe. Our outlook for Japan remains unchanged with expected strong investment and further employment growth likely to promote and improvement in consumption.

Recent discussions with our customers have indicated that they do not expect the volatility in the US and European credit markets to have a material impact on raw material demand. In particular, our customers in China and India believe domestic supply and demand criteria are much more important factors in their markets. We will continue to assess impacts from this recent volatility.

3.4.5 Operating costs and capital expenditures

Strong demand for resources globally has continued to challenge us and other resource companies, leading to increased costs across the industry for skilled labour, contractors, raw materials, fuel, energy and other input costs. In addition, port congestion and other third party infrastructure constraints resulted in increased demurrage costs and shipping, freight and other distribution charges. However, our recruitment and procurement strategies that leverage off our scale and geographic diversity and our Business Excellence program, which is sourcing and replicating best practice from our extensive asset base, are contributing to a continued reduction in the rate of cost increase. Our challenge is to ensure that these higher costs do not become a permanent structural change to our cost base. Our activities are becoming more geographically diverse, and our Business Excellence program continues to mature.

3.4.6 Exploration and development of resources

Because most of our revenues and profits are related to our oil and gas and minerals operations, our results and financial condition are directly related to the success of our exploration efforts and our ability to replace existing reserves. However, there are no guarantees that our exploration program will be successful. When we identify an economic deposit, there are often significant challenges and hurdles entailed in its development, such as negotiating rights to extract ore with governments and landowners, design and construction of required infrastructure, utilisation of new technologies in processing and building customer support.

3.4.7 Health, safety, environment and community

Central to our business is a commitment to sustainable development, which incorporates health, safety, environment and community responsibilities. Our aims are to achieve Zero Harm in our health and safety performance, to embed a systematic approach to environmental risk management and to increase our engagement with host communities. Frequently, these aims will lead to the implementation of standards that exceed applicable legal and regulatory requirements. Apart from our belief that applying best industry practice in health, safety and environmental management is part of being a good corporate citizen, we believe establishing a track record of minimising health, safety and environmental impacts leads to higher levels of trust in the communities in which we operate, among the governments that regulate us and the organisations that monitor our conduct.

Our activities are highly regulated by health, safety and environmental laws in a number of jurisdictions. While we believe we are currently operating in accordance with these laws, regulatory standards and community expectations are constantly evolving and generally becoming more onerous. As a result, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses, despite our best efforts to work with governments, community groups and scientists to keep pace with regulations, law and public expectation.

Two examples of material uncertainties identified by management as key risks to our business are:

•

The impact upon workers in our South African business of the high HIV/AIDS infection rate, despite the programs and insurances we have put in place to mitigate the impact of HIV/AIDS on our people’s lives.

•

The increased regulation of greenhouse gas emissions and potential reductions in fossil fuel consumption per capita and fresh water used. Public pressure has increased, brought about by increased awareness in many countries in which we operate.

3.5 Application of critical accounting policies and estimates

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

The critical accounting polices under which we are required to make estimates and assumptions and where actual results may differ from these estimates under different assumptions and conditions and may materially affect our financial results or financial position reported in future periods are as follows:

•	reserve estimates

•	exploration and evaluation expenditure

•	development expenditure

•	property, plant and equipment – recoverable amount

•	defined benefit superannuation schemes

•	provision for restoration and rehabilitation

•	taxation.

In accordance with IFRS, we are required to include information regarding the nature of the judgements and estimates and potential impacts on our financial results or financial position in the financial statements. This information can be found in note 1 ‘Accounting policies’ in the financial statements.

3.6 Operating results

In this analysis, all references to FY2007 or the current year are to the year ended 30 June 2007, all references to FY2006 are to the year ended 30 June 2006 and all references to FY2005 are to the year ended 30 June 2005.

3.6.1 Consolidated results

Year ended 30 June 2007 compared with year ended 30 June 2006

Our continued focus on growing production from high returning assets throughout the cycle has allowed us to take advantage of strong global market conditions and underpins our positive financial results. We achieved record production for eight major commodities and increased annual production for three further commodities. Production records were set by 17 assets (excluding suspended and sold operations). This reflects our key operating objective of delivering consistent, predictable and sustainable operating performance across all of our businesses providing a stable platform for growth.

Our profit attributable to members of BHP Billiton of US$13.4 billion represents an increase of 28.4 per cent over the prior year. Attributable profit (excluding exceptional items) of US$13.7 billion represents an increase of 34.7 per cent over last year and a more than sevenfold increase since our FY2002 result (our inaugural result following the BHP and Billiton merger). It is our fourth consecutive record annual result, with five of our nine CSGs generating record Underlying EBIT.

Revenue was US$39.5 billion, up US$7.3 billion for the year ended 30 June 2007, from US$32.2 billion for the year to 30 June 2006. Revenue together with our share of jointly controlled entities’ revenue was US$47.5 billion, up 21.4 per cent from US$39.1 billion in the corresponding period.

On 22 August 2007, the Board declared a final dividend of 27.0 US cents per share, thus bringing the total dividends declared for FY2007 to 47.0 US cents per share. During the year, we announced US$13 billion of capital management initiatives. A detailed discussion and analysis of our dividend and capital management may be found in section 3.7.6 of this Annual Report.

Year ended 30 June 2006 compared with year ended 30 June 2005

Our profit attributable to members of BHP Billiton for the year ended 30 June 2006 was US$10.5 billion compared with US$6.4 billion for the prior year, an increase of 63.4 per cent. Excluding the exceptional items outlined in ‘Exceptional items’ below our profit attributable to members of BHP Billiton was US$10.2 billion compared with US$6.4 billion for the prior year, an increase of 58.0 per cent.

Revenue was US$32.2 billion, up 20.3 per cent from US$26.7 billion last year. Revenue from third party products decreased 22.4 per cent to US$5.0 billion for the year ended 30 June 2006 from US$6.4 billion for the year ended 30 June 2005. Revenue together with our share of jointly controlled entities’ revenue was US$39.1 billion, up 25.5 per cent from US$31.2 billion last year.

On 23 August 2006, the Board declared a final dividend of 18.5 US cents per share. This represented an increase of 27.6 per cent over the previous year’s final dividend of 14.5 US cents per share. This brought the total dividends declared for FY2006 to 36.0 US cents per share, an increase of 8.0 US cents per share, or 28.6 per cent, over FY2005.

In May 2006, we completed a US$2.0 billion capital management program. Under that initiative, 114.8 million shares or 1.9 per cent of the issued share capital of the BHP Billiton Group, were repurchased.

Underlying EBIT

In discussing the operating results of our business, we focus on a non-GAAP (IFRS or US) financial measure we refer to as ‘Underlying EBIT’. Underlying EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets, and substantial components of our tax and interest charges are levied at a Group, rather than an operational, level. Underlying EBIT is calculated as earnings before interest and taxation (EBIT), which is referred to as profit from operations on the face of the income statement, and excludes the effects of:

•	net financing costs and taxation of jointly controlled entities; and

•	exceptional items

Under IFRS, we equity account all jointly controlled entities, resulting in the earnings (net of financing costs and taxation) of jointly controlled entities being included in our income statement under the single-line item ‘share of profits from jointly controlled entities’. In order to provide our management and shareholders with a consistent picture of the operational performance of our business, we exclude the financing costs and taxation of jointly controlled entities from the profit from operations line to arrive at Underlying EBIT.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period. Our management monitors exceptional items, net finance costs and taxation separately.

Underlying EBIT is not a measure that is recognised under IFRS and it may differ from EBIT reported by other companies.

The following table reconciles Underlying EBIT to profit from operations for the years ended 30 June 2007, 2006 and 2005.

Year ended 30 June	2007	2006	2005
	US$M	US$M	US$M
Underlying EBIT	20,067	15,277	9,921
Impact of equity accounting for statutory purposes:
Share of jointly controlled entities’ net finance costs	(122)	(95)	(106)

Share of jointly controlled entities’ total taxation expense	(1,201)	(950)	(433)

Exceptional items (before taxation)	(343)	439	(111)
Total adjustments in arriving at Underlying EBIT	(1,666)	(606)	(650)
Profit from operations (EBIT)	18,401	14,671	9,271

The following tables and commentary describes the approximate impact of the principal factors that affected EBIT and Underlying EBIT for the years ended 30 June 2007 and 30 June 2006:

US$M		Underlying EBIT	Adjustments to arrive at EBIT	Profit from operations (EBIT)
Year ended 30 June 2006		15,277	(606)	14,671
Change in volumes:
Increase in volumes	438
Decrease in volumes	(220)
New operations	368

		586
Net price impact
Change in sales prices	7,101
Price-linked costs	(979)

		6,122
Change in costs:
Costs (rate and usage)	(859)
Exchange rates	(271)
Inflation on costs	(416)

		(1,546)
Asset sales		(61)
Ceased and sold operations		(198)
Exploration and business development		(149)
Other		36
Year ended 30 June 2007		20,067	(1,666)	18,401

US$M		Underlying EBIT	Adjustments to arrive at EBIT	Profit from operations (EBIT)
Year ended 30 June 2005		9,921	(650)	9,271
Change in volumes:
Existing operations	(75)
New and acquired operations	1,295

		1,220
Change in sales prices		6,690
Change in costs:
Cost (usage)	(1,340)
Price-linked costs	(475)
Exchange rates	-
Inflation on costs	(310)

		(2,125)
Asset sales		(10)
Ceased and sold operations		(10)

Exploration	(280)
Other	(129)
Year ended 30 June 2006	15,277	(606)	14,671

Year ended 30 June 2007 compared with year ended 30 June 2006

Profit from operations (EBIT) for the year ended 30 June 2007 was US$18.4 billion compared with US$14.7 billion in the corresponding period, an increase of 25.4 per cent. Underlying EBIT for the year ended 30 June 2007 was US$20.1 billion compared with US$15.3 billion, an increase of 31.4 per cent.

The increase in EBIT and Underlying EBIT was due primarily to higher commodity prices. Nickel, copper, aluminium, iron ore and petroleum product prices contributed significantly to the increase in revenue and Underlying EBIT. The following commentary details the approximate impact of the principal factors that affected EBIT and Underlying EBIT for FY2007 compared with FY2006.

Volumes

Continued strong demand underpinned increased sales volumes of metallurgical coal, petroleum products, nickel, manganese ore, alumina, zinc, iron ore, aluminium and energy coal, which contributed approximately US$438 million more (measured at last year’s average margins) to Underlying EBIT than last year. Sales volumes of base metals were lower at Olympic Dam (Australia) due to a smelter shutdown and at Cannington (Australia) due to the temporary closure of the southern zone. However this was more than offset by copper sales from Spence (Chile), which commenced operations in December 2006, and added US$363 million, and the ramp up of the Sulphide Leach project at Escondida (Chile). We experienced a decrease in diamond sales for the year as a result of inventory sales in the prior year.

Prices

Net changes in prices increased Underlying EBIT by US$7,101 million. Lower prices for metallurgical coal and manganese ore had a negative impact. Additional detail on the effect of price changes appears in the Customer Sector Group Summary in section 3.6.2.

Higher price-linked costs reduced Underlying EBIT by US$979 million with increased charges for third party nickel contributing US$658 million to this amount. Higher royalties for nickel, iron ore, and higher LME-linked power charges in aluminium were offset by lower metallurgical coal royalties (in line with lower prices) and more favourable rates for copper treatment and refining charges (TCRCs), including the removal or limiting of price participation in new contracts.

Costs

Continued strong global demand for resources has led to increased costs across the industry for labour, contractors, raw materials, fuel, energy and other input costs. In addition, port congestion and other third party infrastructure constraints resulted in increased demurrage costs and shipping, freight and other distribution charges. In this environment, our costs have increased by US$859 million.

Specific areas of cost increases include labour and contractor charges, consumables and fuels, business development expenditure, maintenance and other operating costs. Changed mining conditions, particularly at Cannington where we had a temporary closure of the southern zone and higher strip ratios at Queensland Coal (Australia) had a negative impact. However, we generated savings of US$203 million on our 2006 cost base through a wide range of business improvement initiatives across the Group.

The current environment continues to be challenging across the resources industry, and the pressure on access to labour and other inputs to our business remains. However, the quality of orebodies, our supplier relationships, systems and capabilities of our people have allowed us to manage these challenges.

Exchange rates

Exchange rate movements had a negative impact on Underlying EBIT of US$271 million. The stronger Australian dollar had a negative impact of US$478 million. This was partially offset by the favourable impact of a weaker South African rand on operating costs for our South African businesses. The Western Australian Iron Ore and Queensland Coal operations were both significantly impacted by the strength of the Australian dollar.

The following exchange rates relative to the US dollar have been applied:

	Year ended 30 June 2007 Average	Year ended 30 June 2006 Average	30 June 2007 Closing	30 June 2006 Closing
Australian dollar (a)	0.79	0.75	0.85	0.74
South African rand	7.20	6.41	7.08	7.12
(a)	Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressures on input costs across all of our businesses had an unfavourable impact on Underlying EBIT of US$416 million. These pressures were most evident in Australia and South Africa.

Asset sales

The sale of assets and interests decreased Underlying EBIT by US$61 million compared to FY2006. The current period was principally impacted by the sale of one million tonnes of annual capacity at the Richards Bay Coal Terminal (South Africa), the Moranbah Coal Bed Methane assets (Australia), the Koornfontein energy coal mine (South Africa), the interest in Eyesizwe (South Africa) and Alliance Copper (Chile). In the corresponding period, we had higher profits arising largely from the divestment of our interest in the Wonderkop chrome joint venture (South Africa), the Vincent Van Gogh undeveloped oil discovery (Australia) and the Green Canyon oil fields (US).

Ceased and sold operations

The current period was negatively impacted by the loss of US$343 million of Underlying EBIT from Tintaya (Peru) (divested in June 2006) and the Southern Cross Fertiliser operations (Australia) (divested in August 2006). This was partly offset by a US$82 million year-on-year impact of movements in restoration and rehabilitation provisions for closed operations.

Exploration and business development

Gross exploration expenditure increased to US$805 million during the year. We increased activity on nickel targets in Western Australia, Guatemala, Indonesia and the Philippines and on energy coal targets in New South Wales (Australia). This increased expenditure, however, was offset by a higher level of capitalisation of oil and gas exploration expenditure, primarily in Australia. This resulted in exploration expense being US$17 million lower than last year.

Expenditure on business development was US$166 million higher than last year mainly due to the pre-feasibility study on the Olympic Dam expansion and other Base Metals activities.

Other

Other items increased Underlying EBIT by US$36 million. These included higher insurance recoveries than last year partially offset by a lower contribution from freight and other activities.

Year ended 30 June 2006 to year ended 30 June 2005

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

The following commentary details the approximate impact of the principal factors that affected EBIT and Underlying EBIT for FY2006 compared with FY2005.

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

Costs

Strong demand for resources globally has continued, leading to increased costs across the industry for labour, contractors, raw materials, fuel, energy and other input costs. In this environment, costs for the Group have increased by US$1,340 million, inclusive of non-cash costs of US$125 million, primarily related to increased depreciation due to the commissioning of new projects. Net of non-cash costs, this represents an increase on our 2005 cost base of 5.7 per cent.

Specific areas of cost increases include changed mining conditions, particularly at EKATI (Canada), where we are mining a lower grade zone, and Queensland Coal (Australia), where mine mix changed following the closure of Riverside. Labour and contractor charges, fuel and consumables, as well as maintenance and other operating costs, have also increased. The commissioning of a number of new operations meant depreciation charges also increased.

Price-linked costs

Higher price-linked costs reduced Underlying EBIT by US$475 million, largely because of higher royalties (particularly for Metallurgical Coal, Iron Ore and Petroleum products), increased treatment and refining charges (TCRCs), and price participation charges for copper and higher LME-linked power charges in Aluminium.

Exchange rates

Exchange rate movements had a net nil impact on Underlying EBIT compared with last year. The translation of monetary items had a favourable impact on Underlying EBIT of US$90 million principally due to exchange gains from the strengthening of the US dollar against the Australian dollar. This compared to losses in the prior period. This was offset by an unfavourable impact on operating costs of US$90 million primarily due to the strengthening of the Brazilian real against the US dollar.

The following exchange rates relative to the US dollar were applied:

	Year ended 30 June 2006 Average	Year ended 30 June 2005 Average	30 June 2006 Closing	30 June 2005 Closing
Australian dollar (a)	0.75	0.75	0.74	0.76
Brazilian real	2.24	2.73	2.18	2.36
South African rand	6.41	6.21	7.12	6.67

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

Net finance costs

Year ended 30 June 2007 to year ended 30 June 2006

Net finance costs decreased to US$390 million, from US$505 million in the prior year. This was driven predominantly by higher capitalised interest, partially offset by higher average interest rates and foreign exchange impacts.

Year ended 30 June 2006 to year ended 30 June 2005

Net finance costs increased to US$505 million from US$331 million in the prior period. This was driven largely by higher average debt balances following the funding of the acquisition of WMC in June 2005, increased discounting on provisions and a higher average interest rate, but was partially offset by higher capitalised interest.

Taxation expense

Year ended 30 June 2007 to year ended 30 June 2006

The total taxation expense on profit before tax was US$4,515 million, representing an effective rate of 25.1 per cent (calculated as total taxation expense divided by profit before taxation).

When compared to the UK and Australian statutory tax rate (30 per cent), the effective tax rate included a benefit of 2.2 per cent due to the impact of foreign exchange gains and other translation adjustments (US$395 million), and a benefit of 1.4 per cent due to the recognition of prior year US tax benefits (US$282 million).

Year ended 30 June 2006 to year ended 30 June 2005

The total taxation expense on profit before tax was US$3,632 million, representing an effective rate of 25.6 per cent (calculated as total taxation expense divided by profit before taxation). When compared to the UK and Australian statutory tax rate (30 per cent), the effective tax rate included a benefit of 3.5 per cent due to the recognition of US tax losses (US$500 million).

Exceptional items

Year ended 30 June 2007

Impairment of South African coal operations - As part of our regular review of asset carrying values, a charge of US$142 million (net of taxation benefit of US$34 million) has been recorded in relation to coal operations in South Africa.

Newcastle Steelworks rehabilitation - We have recognised a charge of US$117 million (net of a taxation benefit of US$50 million) for additional rehabilitation obligations in respect of former operations at the Newcastle Steelworks (Australia). The increase in obligations relate to increases in the volume of sediment in the Hunter River requiring remediation and treatment and increases in treatment costs.

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

Year ended 30 June 2005

Sale of Laminaria and Corallina - In January 2005, we disposed of our interest in the Laminaria and Corallina oil fields. Proceeds on the sale were US$130 million, resulting in a profit before tax of US$134 million (US$10 million tax expense).

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

Provision for termination of operations - We decided to decommission the Boodarie Iron operations, and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to the settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure-related costs/charges associated with the closure.

Closure plans - As part of our regular review of decommissioning and site restoration plans, we reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe in relation to a revision of our assessed rehabilitation obligation, predominantly resulting from revised water management plans and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations – US$29 million in Base Metals and US$19 million in Manganese.

3.6.2 Customer Sector Group summary

The following table provides a summary of the Customer Sector Group revenues and results for the year ended 30 June 2007 and the corresponding two periods.

Revenues (1):

Year ended 30 June	2007			2006			2005
US$M	Revenue	Our share of jointly controlled entities’ revenue	Revenue together with share of jointly controlled entities’ revenues	Revenue	Our share of jointly controlled entities’ revenue	Revenue together with share of jointly controlled entities’ revenues	Revenue	Our share of jointly controlled entities’ revenue	Revenue together with share of jointly controlled entities’ revenues
Petroleum	5,879	6	5,885	5,225	5	5,230	5,512	3	5,515
Aluminium	5,879	-	5,879	4,977	107	5,084	4,571	80	4,651
Base Metals	6,125	6,510	12,635	4,901	5,393	10,294	2,329	2,714	5,043
Diamonds and Specialty Products	534	359	893	886	377	1,263	731	778	1,509
Stainless Steel Materials	6,901	-	6,901	2,955	-	2,955	2,266	8	2,274
Iron Ore(2)	4,925	599	5,524	4,189	593	4,782	2,998	384	3,382
Manganese(2)	1,244	-	1,244	1,004	33	1,037	1,394	45	1,439
Metallurgical Coal(2)	3,769	-	3,769	3,941	-	3,941	2,776	-	2,776
Energy Coal	4,088	488	4,576	3,527	438	3,965	3,426	416	3,842
Group and unallocated items (3)	154	13	167	548	-	548	719	-	719
BHP Billiton Group	39,498	7,975	47,473	32,153	6,946	39,099	26,722	4,428	31,150

Results (1):

Year ended 30 June	2007			2006			2005
US$M	Profit from operations (EBIT)	Adjustments in arriving at Underlying EBIT	Underlying EBIT	Profit from operations (EBIT)	Adjustments in arriving at Underlying EBIT	Underlying EBIT	Profit from operations (EBIT)	Adjustments in arriving at Underlying EBIT	Underlying EBIT
Petroleum	3,014	-	3,014	2,968	-	2,968	2,529	(134)	2,395
Aluminium	1,822	34	1,856	1,147	44	1,191	923	36	959
Base Metals	5,804	1,101	6,905	5,013	387	5,400	1,766	405	2,171
Diamonds and Specialty Products	188	73	261	300	45	345	525	35	560
Stainless Steel Materials	3,697	-	3,697	901	-	901	854	(142)	712
Iron Ore(2)	2,683	55	2,738	2,464	73	2,537	1,023	301	1,324
Manganese(2)	253	-	253	132	-	132	569	19	588
Metallurgical Coal(2)	1,247	2	1,249	1,834	-	1,834	888	-	888
Energy Coal	252	232	484	270	57	327	457	130	587
Group and unallocated items (3)	(559)	169	(390)	(358)	-	(358)	(263)	-	(263)
BHP Billiton Group	18,401	1,666	20,067	14,671	606	15,277	9,271	650	9,921

(1)	Includes the sale of third party product.
(2)

Due to recent growth, and a change in the internal reporting structure, Iron Ore, Manganese and Metallurgical Coal, which were previously reported as the Carbon Steel Materials CSG are now reported as separate CSGs. Comparative information has been restated accordingly.

(3)

Includes consolidation adjustments, exploration and technology activities, unallocated items and external sales from the Group’s freight, transport and logistics operations and certain closed operations.

The changes in revenue and profit from operations (EBIT), both on GAAP and non-GAAP basis, are discussed below. The changes in the non-GAAP measures of revenue, together with share of jointly controlled entities’ revenue and Underlying EBIT, also apply to the GAAP measures except where noted.

Petroleum

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue was US$5,879 million, for the year ended 30 June 2007, an increase of 12.5 per cent. Revenue together with our share of jointly controlled entities’ revenue was US$5,885 million, an increase of US$655 million, or 12.5 per cent, over the corresponding period. This was mainly due to higher average realised prices for most petroleum products.

Total production for the year ended 30 June 2007 was 116.2 million barrels of oil equivalent (boe) compared with total production in the corresponding period of 117.4 million boe. During the year, we acquired a 44 per cent interest in the Genghis Khan oil and gas field. This development, together with Atlantis and Neptune (both Gulf of Mexico), is scheduled to commence producing within the next six months, significantly increasing petroleum production.

Both EBIT and Underlying EBIT were US$3,014 million, an increase of US$46 million, or 1.5 per cent, compared to last year. There were no exceptional items in the current or prior period. The increase was due mainly to higher average realised prices for most petroleum products, with higher average realised oil prices per barrel of US$63.87 (compared with US$61.90), higher average realised prices for liquefied natural gas of US$6.97 per thousand standard cubic feet (compared with US$6.76), and higher average realised prices liquefied petroleum gas of US$529.96 per tonne (compared to US$483.74 per tonne). This was partially offset by lower average realised natural gas prices of US$3.19 per thousand standard cubic feet (compared with US$3.33). The impact of foreign exchange (A$ and GBP) and price-linked costs was unfavourable.

Gross expenditure on exploration of US$395 million was US$52 million lower than last year. Exploration expenditure charge to profit was US$334 million including US$82 million of previously capitalised expenditure.

Year ended 30 June 2006 compared with year ended 30 June 2005

Revenue and revenue together with our share of jointly controlled entities’ revenue decreased by US$287 million and US$285 million respectively, a decrease of 5.2 per cent from FY2005.

Total production in FY2006 was 117.4 million boe compared with total production in FY2005 of 118.9 million boe.

EBIT was US$2,968 million, an increase of US$439 million, or 17.4 per cent, compared with FY2005. The 2005 year included the profit on sale of our interest in the Laminaria and Corallina oil fields of US$134 million (before tax), which are shown as exceptional items and explained above. There were no exceptional items in FY2006.

Underlying EBIT was US$2,968 million, an increase of US$573 million, or 23.9 per cent, compared to FY2005. This was mainly due to higher average realised prices for all petroleum products, including higher average realised oil prices per barrel of US$61.90 (compared with US$47.16), higher average realised natural gas prices of US$3.33 per thousand standard cubic feet (compared with US$2.98), higher liquefied natural gas prices of US$6.76 per thousand standard cubic feet (compared with US$5.75), and higher average realised prices for liquefied petroleum gas of US$483.74 per tonne (compared with US$382.85). Increased volumes from the first full year of production from ROD, Angostura and Mad Dog also had a favourable effect. This was partially offset by lower volumes from existing assets due to natural field decline, and higher down time for maintenance and weather-related disruptions. The negative impact of the loss of the Typhoon (US) platform as a result of Hurricane Rita in September 2005 was partially offset by insurance recoveries, and the loss of earnings following the disposal of our interest in the Laminaria asset in January 2005 also reduced earnings. Increased maintenance expenses and higher price-linked costs (mainly royalties and excise) also had an unfavourable impact.

The impairment of Cascade and Chinook amounting to US$32 million and of Typhoon, increased depreciation and amortisation, maintenance expenses and higher price-linked costs (mainly royalties and excise) also had an unfavourable impact.

Exploration expenditure charged to profit was US$394 million (including the US$32 million impairment of Cascade and Chinook, and US$41 million of other exploration expenditure previously capitalised). Gross expenditure on exploration of US$447 million was US$67 million higher than for the 2005 financial year as a result of increased activity in the Gulf of Mexico.

Aluminium

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue was US$5,879 million for the year ended 30 June 2007, an increase of US$902 million or 18.1 per cent, from US$4,977 million in the corresponding period. Our share of jointly controlled entities’ revenue was US$ nil compared to US$107 million in the corresponding period due to the sale of Valesul Aluminio SA (a smelter in Brazil) in July 2006.

Aluminium smelter production decreased slightly from 1,362,000 tonnes in the twelve months to 30 June 2006 to 1,340,000 tonnes in the twelve months to 30 June 2007, while alumina production increased to 4.5 million tonnes in the current period, from 4.2 million tonnes. Full year production records were achieved at Worsley (Australia), Paranam (Suriname) and Alumar (Brazil) refineries and the Hillside, Bayside and Mozal smelters (all Southern Africa). The expansion at Worsley reached nameplate capacity in the fourth quarter.

EBIT was US$1,822 million, an increase of US$675 million or 58.8 per cent, compared with the corresponding period. There were no exceptional items in the current or corresponding period.

Underlying EBIT was US$1,856 million, an increase of US$665 million, or 55.8 per cent, compared with the same period last year. Higher prices for aluminium and alumina had a favourable impact, with the average LME aluminium price increasing to US$2,692 per tonne (compared with US$2,244 per tonne).

Favourable exchange rate movements as a result of a weaker rand and foreign exchange contracts associated with the Alumar refinery expansion increased Underlying EBIT. Last year the write-down of our interest in Valesul to fair value, in line with the value achieved on its subsequent divestment, impacted Underlying EBIT unfavourably by US$50 million.

EBIT was adversely impacted by higher charges for electricity, depreciation, maintenance, raw materials and labour. Despite these higher costs, EBIT margins improved to 40 per cent (30 per cent last year) and are at record levels. This improved translation of higher prices to the bottom line reflects an intensive focus on cost containment through various business excellence initiatives. The contribution from third party trading was lower than the comparative period.

In April 2007, we announced the acquisition of a 33.3 per cent interest in Global Alumina’s refinery project in Guinea, West Africa. The project, to be known as the Guinea Alumina project, comprises the design, construction and operation of a 3.2 mtpa alumina refinery, a 9.6 mtpa bauxite mine and associated infrastructure.

Year ended 30 June 2006 compared with year ended 30 June 2005

Revenue was US$4,977 million during FY2006, an increase of US$406 million, or 8.9 per cent, from US$4,571 million in FY2005. Our share of jointly controlled entities’ revenue increased by 33.8 per cent to US$107 million during FY2006.

Aluminium smelter production increased to 1,362,000 tonnes in FY2006 compared with 1,330,000 tonnes in FY2005, while alumina production was effectively unchanged at 4.2 million tonnes in FY2006.

EBIT was US$1,147 million, an increase of US$224 million, or 24.3 per cent, compared with last year. There were no exceptional items. Underlying EBIT was US$1,191 million, an increase of US$232 million, or 24.2 per cent, compared to FY2005. Higher prices for aluminium and alumina had a favourable impact, with the average LME aluminium price increasing to US$2,244 per tonne (compared with US$1,804 per tonne for FY2005). EBIT from third party trading was also higher.

Underlying EBIT was adversely impacted, mainly by higher charges for LME-linked power, raw materials, fuel, labour and pot relining, in line with global supply pressures. Exchange rate movements in the period also had an unfavourable effect on EBIT, particularly on the earnings derived from our Brazilian operations. The write-down of US$50 million of our interest in Valesul to fair value, in line with the value achieved on its subsequent divestment, was also a factor.

Despite the higher costs, margins improved significantly in the second half of the year. This improved translation of rising aluminium and alumina price into higher net earnings, despite the current environment of rising costs, reflects an intensive focus on cost containment.

Base Metals

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue was US$6,125 million for the year ended 30 June 2007, an increase of US$1,224 million, or 25.0 per cent, from the corresponding period. Revenue together with our share of jointly controlled entities’ revenue was US$12,635 million, an increase of US$2,341 million, or 22.7 per cent, compared with US$10,294 million in the corresponding period. Our share of jointly controlled entities’ revenue increased to US$6,510 million. These revenue increases were mainly attributable to higher LME prices for copper, lead, silver, zinc and gold.

Payable copper production decreased by 1.4 per cent to 1.250 million tonnes compared with 1.268 million tonnes in the corresponding period mainly due to the divestment of Tintaya in July 2006. Zinc production was 118,700 tonnes, an increase of 8.8 per cent compared with the corresponding period. Attributable uranium production at Olympic Dam (Australia) was 3,486 tonnes for the period compared with 3,936 tonnes for the corresponding period. Silver production was 36.6 million ounces, a decrease of 21.3 per cent compared with 46.5 million ounces in the corresponding period. Lead production was 210,800 tonnes, a decrease of 20.8 per cent compared with the corresponding period.

Record copper cathode production, from continuing operations, was achieved due to the ramp up of the Sulphide Leach Project at Escondida, the commissioning of Spence (Chile) in December 2006 and the recovery at Cerro Colorado (Chile) following the earthquake. This was partly reduced by lower volumes at Olympic Dam because of a scheduled smelter shut down, lower head grades and lower tonnes milled. Lower volumes were also reported at Cannington as the rehabilitation of ground support was successfully completed during the period.

EBIT was US$5,804 million, an increase of US$791 million or 15.8 per cent, compared with the corresponding period. There were no exceptional items in the current period. The corresponding period included the profit of US$439 million (before tax) on the sale of Tintaya, which is shown as an exceptional item.

Underlying EBIT was US$6,905 million, an increase of US$1,505 million, or 27.9 per cent, over last year. This increase was predominantly attributable to higher average LME prices for copper of US$3.21/lb (compared to US$2.28/lb) as well as higher prices for silver, zinc, lead and gold. The overall increase in volume as cited above also contributed to the increased Underlying EBIT.

These gains were partially offset by higher labour and contractor costs, higher price-linked costs at Antamina (Peru), higher fuel and energy charges and the impact of industrial activity at Escondida. Increased expenditure on the Cannington rehabilitation project, and the combined effect of inflation and the impact of a stronger A$/US$ exchange rate also negatively impacted the result. Higher costs were partially mitigated by cost reductions achieved through several improvement projects. In addition, the Olympic Dam expansion pre-feasibility study expenditures increased as project studies progressed. The cessation of the contribution from Tintaya (Peru), which was sold in June 2006 also reduced Underlying EBIT.

Provisional pricing of copper shipments, including the impact of finalisations and revaluations of the outstanding shipments, resulted in the calculated average realised price being US$3.24/lb versus $2.66/lb last year. The positive impact of provisional pricing for the period was US$108 million. Outstanding copper volumes, subject to the fair value measurement, amounted to 346,610 tonnes at 30 June 2007. These were revalued at a weighted average price of US$7,152 per tonne or $3.24/lb.

Year ended 30 June 2006 compared with year ended 30 June 2005

Revenue was US$4,901 million during FY2006, an increase of US$2,572 million, or 110.4 per cent, from FY2005. Revenue together with our share of jointly controlled entities’ revenue, was US$10,294 million during FY2006, an increase of US$5,251 million, or 104.1 per cent, compared with US$5,043 million in FY2005. Our share of jointly controlled entities revenue increased 98.7 per cent to US$5,393 million. These revenue increases were mainly attributable to higher average LME prices for copper.

Payable copper production increased to 1.3 million tonnes compared with 1.0 million tonnes in FY2005. Zinc production was 0.1 million tonnes, an increase of 3.5 per cent compared with FY2005. Attributable uranium production at Olympic Dam (Australia) was 3,936 tonnes for FY2006 compared with 415 tonnes (for the month of June 2005 only). Silver production was 46.5 million ounces, a decrease of 7.1 per cent compared with 50.0 million ounces in FY2005. Lead production was 0.3 million tonnes, a decrease of 5.6 per cent compared with FY2005. The decrease in silver and lead production is mainly attributable to lower grade of ore and the temporary closure of the southern zone of the Cannington mine (Australia) to accelerate a program of decline and stope access rehabilitation.

EBIT was US$5,013 million, an increase of US$3,247 million, or 183.9 per cent, compared with FY2005. FY2006 included the profit of US$439 million (before tax) on the sale of Tintaya, which is shown as an exceptional item, and FY2005 included exceptional items of US$29 million (before tax) that are explained in ‘Exceptional items’ above.

Underlying EBIT was US$5,400 million, an increase of US$3,229 million, or 148.7 per cent, compared to FY2005. This was mainly attributable to higher average LME prices for copper of US$2.28/lb (compared to US$1.43/lb), and higher prices for silver, zinc and lead. Higher production volumes from record copper and silver production at Escondida (Chile), record copper, silver and molybdenum production at Antamina (Peru), record zinc production at Cannington (Australia) and record gold production at Tintaya (Peru) also led to increased earnings. The inclusion of Olympic Dam’s (Australia) results for the full period following its acquisition in June 2005, also contributed positively. The increase was partially offset by higher price-linked treatment and refining charges (TCRCs), and price participation costs, charges for raw materials, labour and contractors and higher depreciation costs due to the commissioning of Escondida Norte.

Reduced production at Cerro Colorado (Chile) following an earthquake in June 2005 also had an unfavourable impact, although this was partially mitigated by business interruption insurance.

Provisional pricing of copper shipments, including the impact of finalisations and revaluations of the outstanding shipments resulted in the calculated average realised price being US$2.66/lb versus $1.51/lb in FY2005. Outstanding copper volumes, subject to the fair value measurement, amounted to 274,280 tonnes at 30 June 2006. These were revalued at a weighted average price of $3.35/lb.

Exploration expenditure incurred and expensed was US$14 million in FY2006 compared with US$7 million in the prior year.

Diamonds and Specialty Products

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue together with our share of jointly controlled entities’ revenue was US$893 million for the year ended 30 June 2007, a decrease of US$370 million, or 29.3 per cent, compared with the corresponding period predominantly due to the disposal of Southern Cross Fertilisers on 1 August 2006. Our share of jointly controlled entities’ revenue decreased from US$377 million to US$359 million.

EKATI diamond production increased by 25.9 per cent to 3,224,000 carats compared with the corresponding period mainly reflecting the increasing underground production and variations in the mix of ore processed.

EBIT was US$188 million, a decrease of US$112 million or 37.3 per cent, compared with the corresponding period. There were no exceptional items in the current or corresponding periods.

Underlying EBIT was US$261 million, a decrease of US$84 million, or 24.3 per cent, over last year. This was due to lower sales volumes for diamonds (down 23 per cent following inventory sales in the prior year) and higher unit costs reflecting variations in the mix of ore processed. The cessation of earnings from the Southern Cross Fertiliser operation, which was sold effective 1 August 2006, also had a negative impact. This was partially offset by higher value per carat diamonds and good performance at Richards Bay Minerals (South Africa) with a firm market for metallic and zircon co-products.

Year ended 30 June 2006 compared with year ended 30 June 2005

Revenue together with our share of jointly controlled entities’ revenue was US$1,263 million during FY2006, a decrease of US$246 million, or 16.3 per cent, compared with FY2005. Our share of jointly controlled entities’ revenue decreased from US$778 million to US$377 million principally due to the disposal in FY2005 of our interest in Integris Metals Inc.

EKATI diamond production decreased by 29 per cent compared with FY2005, mainly reflecting the processing of lower grade ore.

EBIT was US$300 million, a decrease of US$225 million, or 42.9 per cent, compared with FY2005. There were no exceptional items in FY2006 or FY2005. Underlying EBIT was US$345 million, a decrease of US$215 million, or 38.4 per cent, compared to FY2005. This was due to a lower value per carat for diamonds (down 24 per cent from FY2005) because of lower carat quality and higher unit costs in relation to the processing of lower grade material, and moving to underground mining areas at EKATI (Canada). FY2005 included six months of earnings and the profit on sale from Integris Metals (US), which was sold in January 2005. However, the inclusion of a full year of earnings from Southern Cross Fertiliser operations acquired in June 2005 was positive, as was higher sales volumes for diamonds and titanium feedstock, and a reduced depreciation charge primarily as a result of an extension of mine life following approval of the Koala underground project.

Stainless Steel Materials

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue together with our share of jointly controlled entities’ revenue were US$6,901 million in the year ended 30 June 2007, an increase of US$3,946 million, or 133.5 per cent, compared with US$2,955 million in the corresponding period.

Nickel production was 186,300 tonnes in the current period, a 6.5 per cent increase from 174,900 tonnes in the corresponding period. The record production was driven by strong performances at all operations and at Yabulu (Australia), in particular, where annual production increased by almost 40 per cent.

EBIT and Underlying EBIT were a record US$3,697 million, an increase of US$2,796 million, or 310.3 per cent, over last year. Higher nickel and cobalt prices were the main contributors with an average LME nickel price of US$17.21/lb compared with US$7.03/lb. The higher prices (net of price-linked costs) added US$3,109 million to Underlying EBIT.

Higher use of third party ore at Nickel West and higher costs at the Yabulu and Kwinana refinery (all Australia) impacted Underlying EBIT negatively as did the impact of the stronger A$/US$ exchange rate on operating costs at the Australian operations. In addition, Underlying EBIT was impacted by higher electricity and gas costs at Cerro Matoso (Colombia) and higher maintenance and depreciation costs at Yabulu.

Exploration expenditure was higher than last year due to increased activity in Western Australia, Indonesia, the Philippines and Guatemala. The comparative period included a US$61 million profit on the sale of our interest in the Wonderkop joint venture (South Africa).

Year ended 30 June 2006 compared with year ended 30 June 2005

Revenue was US$2,955 million in FY2006, an increase of US$689 million, or 30.4 per cent, compared with US$2,266 million in FY2005. Our share of jointly controlled entities revenue was US$nil in FY2006, compared to US$8 million in FY2005.

Nickel production increased to 174,900 tonnes in FY2006, of which 38,400 tonnes was matte from Nickel West, an increase of 90.3 per cent compared with 91,900 tonnes in FY2005 when we only included its production for June. Nickel West operations contributed 100,100 tonnes for FY2006 compared with 9,200 tonnes for the month of June 2005. Cerro Matoso SA (Colombia) production was a record 51,500 tonnes in FY2006 compared to 51,300 tonnes in FY2005. However, this was offset by lower production at the QNI Yabulu refinery (Australia).

EBIT was US$901 million, an increase of US$47 million, or 5.5 per cent, compared with FY2005. The 2005 year included exceptional items of US$142 million (before tax) in relation to the disposal of the chrome operations. See ‘Exceptional items’ above. There were no exceptional items in FY2006. Underlying EBIT was US$901 million, an increase of US$189 million, or 26.5 per cent, compared with FY2005. The inclusion of a full year of results from the Nickel West operations (Australia), acquired in June 2005, as well as a US$61 million profit on the sale of BHP Billiton’s interest in the Wonderkop joint venture effective November 2005 were key factors in the increased result. The impact of slightly higher average realised nickel prices was partially offset by decreased prices for cobalt. The average LME nickel price was US$7.03/lb versus US$6.78/lb in FY2005.

Negative impacts included lower production and higher fuel costs at the QNI Yabulu refinery as a result of lower operational performance, tie-in activity relating to the refinery expansion and delays to its gas conversion project. Offsetting the Underlying EBIT increase was US$113 million, included in FY2005, relating to earnings from the Group’s chrome operations, which were sold effective 1 June 2005.

Iron Ore

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue for the year ended 30 June 2007 was US$4,925 million, an increase of 17.6 per cent from US$4,189 million last year. Revenue together with our share of jointly controlled entities’ revenue was US$5,524 million, an increase of US$742 million, or 15.5 per cent, compared with US$4,782 million last year.

Attributable Western Australia iron ore production was a record at 91.6 million wet tonnes, a slight increase compared to 89.6 million wet tonnes last year. Production of Samarco (Brazil) pellets and pellet feed was 7.8 million tonnes, an increase of 4.0 per cent from 7.5 million tonnes in the corresponding period.

EBIT was US$2,683 million, an increase of US$219 million, or 8.9 per cent. Underlying EBIT was US$2,738 million up US$201 million, or 7.9 per cent, from the same period last year. There were no exceptional items in either the current or prior period. The increase was driven mainly by increased prices, together with higher sales volumes.

Record sales reflected business improvement initiatives implemented to promote increased shipping efficiency.

Higher operating costs had an adverse impact during the period, largely attributable to the stronger A$/US$ exchange rate, but also to higher contractor and labour costs, price-linked royalties, freight costs and demurrage. A number of initiatives were undertaken during the year to minimise the impact of external cost pressures on the business with the benefits mainly realised in the second six months of the year.

Depreciation was higher due to the commissioning of the expanded capacity at Western Australia Iron Ore.

Year ended 30 June 2006 compared with year ended 30 June 2005

Revenue for FY2006 was US$4,189 million, an increase of 39.7 per cent from US$2,998 million in FY2005. Revenue together with our share of jointly controlled entities’ revenue was US$4,782 million, an increase of US$1,400 million, or 41.4 per cent, from US$3,382 million in FY2005. This increase was mainly attributable to stronger commodity prices for iron ore.

Attributable Western Australia Iron Ore production was 89.6 million wet tonnes, which increased slightly from FY2005 despite adverse weather conditions. Production of Samarco (Brazil) pellets and pellet feed was 7.5 million tonnes in FY2006, which was in line with the prior year.

EBIT was US$2,464 million, an increase of US$1,441 million, or 140.9, per cent from US$1,023 million in FY2005. FY2005 included exceptional items of US$266 million (before tax) in relation to the closure of the Boodarie Iron operation. Refer to ‘Exceptional items’ above.

Underlying EBIT was US$2,537 million, an increase of US$1,213 million, or 91.6 per cent, compared to FY2005. This reflects higher prices and volumes and an increased level of spot sales for iron ore. Higher operating costs at all operations had an adverse impact during the period and were largely attributable to higher contractor and labour costs, price-linked royalty costs, and fuel and energy costs.

A weaker A$/US$ exchange rate had a favourable impact, as did the closure of the Boodarie Iron plant, announced in June 2005. The same period in FY2005 included care and maintenance costs for the plant, while there was no impact in FY2006 as all anticipated closure costs were provided for in June 2005.

Depreciation charges increased as new projects were commissioned.Earnings on freight activities were lower.

Exploration expenditure incurred and expensed was US$31 million in FY2006 compared with US$22 million in the prior year.

Manganese

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue for the year ended 30 June 2007 was US$1,244 million, an increase of US$240 million, or 23.9 per cent, from US$1,004 million last year. Revenue together with our share of jointly controlled entities’ revenue, was US$1,244 million, an increase of US$207 million, or 20.0 per cent, compared with last year. Our share of jointly controlled entities’ revenue was US$nil in FY2007 compared to US$33 million in FY2006 due to the acquisition of the remaining 50 per cent of Advalloy in FY2007.

Manganese alloy production was 0.732 million tonnes, an increase of 12.3 per cent, compared with the corresponding period of 0.652 million tonnes. Manganese ore production reached a record 6.0 million tonnes, an increase of 0.729 million tonnes or 13.8 per cent, compared with last year.

EBIT and Underlying EBIT were US$253 million, an increase of US$121 million compared to last year. Stronger demand drove increased sales volumes of manganese ore and higher prices for manganese alloy. The favourable movement of the rand against the US dollar also contributed to this positive result.

Operating costs were lower resulting from production efficiencies, but were partly offset by increased freight and distribution costs.

Year ended 30 June 2006 compared with year ended 30 June 2005

Revenue was US$1,004 million, a decrease of US$390 million, or 28 per cent from US$1,394 million in FY2005. Revenue together with our share of jointly controlled entities’ revenue during FY2006 was US$1,037 million a decrease of US$402 million, or 27.9 per cent, from US$1,439 million in FY2005. This decrease was mainly attributable to lower prices for manganese alloy.

Manganese alloy production was 0.652 million tonnes in FY2006 compared with 0.755 million tonnes in FY2005, a decrease of 13.6 per cent compared with FY2005. Manganese ore production was 5.3 million tonnes in FY2006, a decrease of 0.2 million tonnes or 3.2 per cent compared with FY2005.

EBIT was US$132 million, a decrease of US$437 million, or 76.8 per cent and Underlying EBIT was US$132 million, a decrease of US$456 million, reflecting the reduced volumes and lower prices for manganese alloy. Higher operating costs at all operations had an adverse impact during FY2006, and were largely attributable to higher contractor and labour costs, price-linked royalty costs, and fuel and energy costs. FY2005 included an exceptional item of US$19 million. Refer to ‘Exceptional items’ above.

Metallurgical Coal

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue and revenue together with our share of jointly controlled entities’ revenue decreased by US$172 million to US$3,769 million during the year ended 30 June 2007.

Production was 38.4 million tonnes in the current period, a 7.8 per cent increase compared with 35.6 million tonnes in the corresponding period.

EBIT and Underlying EBIT were US$1,247 million and US$1,249 million respectively, a decrease of US$587 million and US$585 million respectively. This was attributable mostly to lower prices for hard coking coal (down 10 per cent) and weak coking coal (down 32 per cent). Higher sales volumes at Queensland Coal and Illawarra Coal (Australia) impacted Underlying EBIT. The increase in sales volume at Queensland Coal was supported by the expanded capacity at our Hay Point coal terminal. Royalties were lower due to lower prices.

Operating costs were higher at Queensland Coal following the startup of the new longwall panel at the Broadmeadow mine (Australia) as were demurrage costs as a result of third party rail and port constraints. Difficult mining conditions and an extended longwall change-out at Illawarra Coal also increased operating costs. A stronger A$/US$ exchange rate had an unfavourable impact across our operations, as did inflationary pressure.

Depreciation and amortisation charges were higher due to commissioning of new projects during the year, the write-off of the coal dryer at Dendrobium (Australia) and higher amortisation of deferred development costs at Illawarra Coal.

Year ended 30 June 2006 compared with year ended 30 June 2005

Revenue and revenue together with our share of jointly controlled entities’ revenue were US$3,941 million, an increase of US$1,165 million, or 42.0, per cent from US$2,776 million in FY2005. This increase was mainly attributable to stronger commodity prices for metallurgical coal.

Queensland Coal production was 28.6 million tonnes in FY2006, a decrease of 7.8 per cent compared with FY2005. This reflects the closure of the Riverside mine in FY2005. Illawarra Coal production was 7.0 million tonnes in FY2006, an increase of 0.8 million tonnes, or 12.2 per cent, compared with FY2005.

EBIT and Underlying EBIT were US$1,834 million, an increase of US$946 million, or 106.5 per cent. There were no exceptional items in either FY2006 or FY2005. The increase reflects higher prices and volumes for metallurgical coal. Higher operating costs at all operations had an adverse impact during the period, and were largely attributable to higher contractor and labour costs, price-linked royalty costs, and fuel and energy costs. Queensland Coal (Australia) also experienced extended maintenance outages and a change in mine mix in the period following the closure of Riverside. A weaker A$/US$ exchange rate had a favourable impact.

Depreciation charges increased as new projects were commissioned, as did exploration expenditure to support a higher level of exploration activity largely at Maruwai (Indonesia).

Exploration expenditure incurred and expensed was US$40 million in FY2006 compared with US$16 million in FY2005.

Energy Coal

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue for the year ended 30 June 2007 was US$4,088 million, an increase of US$561 million, or 15.9 per cent, from last year. Our share of jointly controlled entities’ revenue was US$488 million in the current period, compared with US$438 million in the corresponding period.

Production was 87.0 million tonnes in the current period, an increase of 1.5 per cent compared with 85.8 million tonnes in the corresponding period.

EBIT was US$252 million, a decrease of US$18 million, or 6.7 per cent, compared with last year. The current year includes an exceptional item resulting from our regular review of asset carrying values at our South African operations - a charge of US$176 million (before taxation benefit of US$34 million). Refer to ‘Exceptional items’ above. There were no exceptional items in FY2006.

Underlying EBIT was US$484 million, an increase of US$157 million, or 48 per cent, over last year. The increase was mainly attributable to higher export prices resulting from continued strong demand and a favourable movement of the rand against the US dollar. The profit on divestment of Koornfontein, one million tonnes of Richards Bay Coal Terminal annual capacity and the Eyesizwe investment increased Underlying EBIT.

Despite adverse weather conditions in the last quarter and high demurrage costs in Australia, Hunter Valley Coal achieved record production volumes as well as increased cost efficiencies. At Cerrejon Coal (Colombia) higher volumes also had a favourable impact on results. In South Africa, unit costs were adversely affected by inflationary pressure, a redundancy provision for the closure of the Douglas underground mine and lower production as a result of safety interventions and equipment availability.

The cessation of earnings from the Zululand Anthracite Colliery (South Africa) following its divestment during the prior year had a negative impact on the result.

Year ended 30 June 2006 compared with year ended 30 June 2005

Revenue was US$3,527 million, an increase of US$101 million, or 2.9 per cent, over FY2005. Our share of jointly controlled entities’ revenue increased from US$416 million to US$438 million.

Production was 85.8 million tonnes in FY2006, a decrease of 1.8 per cent compared with 87.4 million tonnes in the prior year. This reflects lower production at Ingwe (South Africa) and Hunter Valley Coal (Australia). This was partially offset by increased production at the Colombian operation.

EBIT was US$270 million, a decrease of US$187 million, or 40.9 per cent, compared with FY2005. The 2005 year included exceptional items of US$73 million (before tax) in relation to decommissioning and site rehabilitation plans for closed mines at Ingwe. Refer to ‘Exceptional items’ above. There were no exceptional items in FY2006. Underlying EBIT was US$327 million, a decrease of US$260 million, or 44.3 per cent, compared with FY2005. Higher fuel and operating costs across all operations, adverse inflationary movements, particularly in South Africa, and higher freight costs were key contributors to the reduced result. Costs increased at Ingwe (South Africa) largely due to higher depreciation resulting from changed estimates of the economic lives of certain underground export operations and the depreciation of rehabilitation assets. Increased demurrage at Cerrejon Coal (Colombia) and lower yields and equipment availability combined with increased strip ratios at Hunter Valley Coal (Australia) also led to higher costs.

The cessation of earnings from the Zululand Anthracite Colliery following its divestment during the year had a negative impact on the result, while a favourable movement of the rand against the US dollar had a positive impact.

Exploration expenditure incurred and capitalised was US$81 million in FY2006, including US$76 million for the Caroona (Australia) exploration licence. This compared with exploration expenditure incurred and capitalised of US$2 million in FY2005.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury, Freight, Transport and Logistics operations, and our Exploration and Technology activities.

Year ended 30 June 2007 compared with year ended 30 June 2006

These corporate activities produced a loss before net finance costs and taxation of US$559 million in the year ended 30 June 2007 compared to a loss of US$358 million in the corresponding period. The current period includes an exceptional item of US$167 million (before tax of US$50 million) for additional rehabilitation obligations in respect of former operations at the Newcastle Steelworks.

Corporate operating costs, excluding exchange impacts, were US$231 million for the year ended 30 June 2007 compared to US$251 million in the prior year, a decrease of US$20 million.

The current period benefited from lower insurance claims, offset by higher costs for corporate projects, sponsorships and regulatory compliance.

One-off costs in relation to the acquisition of WMC were incurred in the prior period. There were no similar costs in this period.

The minerals exploration group expenditure charged to the corporate function has increased from US$115 million to US$131 million in the current period, mainly due to increased exploration activity in diamond targets in Angola and the Democratic Republic of Congo and on nickel targets in Australia. In addition, the prior year included a US$60 million profit on the sale of an option held over an exploration property in Pakistan.

Year ended 30 June 2006 compared with year ended 30 June 2005

These corporate activities produced a loss before net finance costs and taxation of US$358 million in FY2006 compared to a loss of US$263 million in the prior year.

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

Lower one-off costs in relation to the acquisition of WMC had a favourable impact in the current period, partially offset by a gain in FY2005 in relation to the close out of the cash settled derivatives contracts on the acquisition of WMC shares.

Minerals exploration expenditure has increased from US$67 million to US$115 million mainly due to increased exploration activity in Africa and Brazil. This was offset by the profit on the sale of an option held over an exploration property in Pakistan, which contributed US$60 million.

Third party sales

We differentiate sales of our production from sales of third party products due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production (which includes marketing of equity production) and third party products.

Year ended 30 June (a)	2007 US$M	2006 US$M	2005 US$M
Group production (b)
Revenue together with our share of jointly controlled entities’ revenue	41,271	34,139	24,759
Related operating costs	(22,601)	(20,018)	(15,491)
Operating profit	18,670	14,121	9,268
Margin (c)	45.2%	41.4%	37.4%

Third party products (b)
Revenue together with our share of jointly controlled entities’ revenue	6,202	4,960	6,391
Related operating costs	(6,128)	(4,849)	(6,277)
Operating profit	74	111	114
Margin (c)	1.2%	2.2%	1.8%
(a)	Excluding exceptional items.
(b)	Including share of jointly controlled entities.
(c)	Operating profit divided by revenue.

We engage in third party product trading for two reasons:

•

In providing solutions for our customers, sometimes we provide products that we do not produce, such as a particular grade of coal. To meet customer needs, we buy physical product from third parties and manage risk through both the physical and financial markets.

•

The active presence in the commodity markets provides us with physical market insight and commercial knowledge. From time to time, we actively engage in these markets in order to take commercial advantage of business opportunities. These trading activities provide not only a source of revenue, but also a further insight into planning, and can, in some cases, give rise to business development opportunities.

3.6.3 Comparison to results under US GAAP

The financial statements of the BHP Billiton Group are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain aspects from US Generally Accepted Accounting Principles (GAAP).

The table below outlines the net adjustments to profit and equity between IFRS and US GAAP.

	2007 US$M	2006 US$M
Profit attributable to members of BHP Billiton Group in accordance with IFRS	13,416	10,450
Adjustments	(253)	(667)
Net income of BHP Billiton Group in accordance with US GAAP as reported	13,163	9,783
Effect of retrospective change in accounting principle	-	(36)
Net income of BHP Billiton Group in accordance with US GAAP restated	13,163	9,747
Total equity in accordance with IFRS	29,667	24,218
Adjustments	2,969	3,621
Total equity in accordance with US GAAP as reported	32,636	27,839
Effect of retrospective change in accounting principle	-	(409)
Total equity in accordance with US GAAP restated	32,636	27,430

For a detailed description of significant differences between IFRS and the results under US GAAP see note 38 ‘US Generally Accepted Accounting Principles disclosure’ in the financial statements.

Impact of new accounting standards resulting in retrospective change

Emerging Issues Task Force Issue No 04-6 ‘ Accounting for Stripping Costs incurred During Production in the Mining Industry’ (EITF 04-6) has been applied and its impact can be seen in note 38 ‘US Generally Accepted Accounting Principles Disclosures’ to the financial statements.

3.7 Liquidity and capital resources

As a result of our record production volumes at 17 assets and record prices in many of our key commodities over the past several years, we have generated very strong cash flows throughout our operations. These cash flows have been fundamental to our ability to internally fund our existing operations, maintain a pipeline of 33 growth projects, and return capital to shareholders through dividends and share buy-backs. Our priority for cash is to reinvest in the business. In line with our strategy, we have grown our business rapidly and consistently through project developments and acquisitions. Through a combination of borrowings and payments to shareholders, we manage our balance sheet with the goal of maintaining levels of gearing that we believe optimise our costs of capital and return on capital employed.

Net operating cash flows are our principal source of cash. We also raise cash from debt financing to manage temporary fluctuations in liquidity arrangements and to refinance existing debt. Over the past six years, we have returned US$28.2 billion to our shareholders through capital initiatives and dividends.

3.7.1 Cash flow analysis

A full consolidated cash flow statement is contained in the financial statements. The explanatory notes appear in note 32 ‘Notes to the consolidated cash flow statement’ in the financial statements. A summary table has been presented below to show the key sources and uses of cash.

	2007 US$M	2006 US$M	2005 US$M
Net operating cash flows	15,595	10,476	8,374
Cash outflows from investing activities	(8,032)	(6,601)	(10,221)

	2007 US$M	2006 US$M	2005 US$M
Net proceeds from investing activities	408	1,089	1,055
Net investing cash flows	(7,624)	(5,512)	(9,166)
Net proceeds from/(repayment of) interest bearing liabilities	1,382	(1,101)	3,933
Share buy-back	(5,741)	(2,028)	(1,792)
Dividends paid	(2,339)	(2,126)	(1,642)
Other financing activities	(145)	(157)	(3)
Net financing cash flows	(6,843)	(5,412)	496
Net increase/(decrease) in cash and cash equivalents	1,128	(448)	(296)

Year ended 30 June 2007 compared with year ended 30 June 2006

Net operating cash flow after interest and tax increased by 48.9 per cent to US$15.6 billion. Higher profits increased cash generated from operating activities, offset by an increase in working capital (principally due to higher prices) and increased taxation payments.

Capital and exploration expenditure totalled US$7.2 billion for the period. Expenditure on major growth projects was US$5.1 billion, including US$1.7 billion on petroleum projects and US$3.4 billion on minerals projects. Other capital expenditure on maintenance, sustaining and minor capital items was US$1.2 billion. Exploration expenditure was approximately US$800 million, including US$265 million, which has been capitalised. Other investing cash flows included the purchase of interests in the Genghis Khan oil field, and the Guinea Alumina project.

Financing cash flows include US$8.0 billion in relation to the capital management program and dividend payments.

Year ended 30 June 2006 compared with year ended 30 June 2005

Net operating cash flow after interest and tax increased by 25.1 per cent to US$10,476 million in FY2006, from US$8,374 million in FY2005. Higher profits increased cash generated from operating activities, offset by an increase in working capital (principally due to higher profits) and increased taxation payments.

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

3.7.2 Growth projects

Our world-class asset suite continues to provide us with an array of value-accretive growth opportunities. We have a diversified minerals portfolio and a unique portfolio of energy assets: oil, gas, LNG, energy coal and uranium, all with important growth opportunities. Our project pipeline provides significant future value, with 33 projects in either execution or feasibility representing an expected capital investment of US$20.9 billion if all of these projects are approved and executed on their current schedules. During the year we continued the ramp-up of five projects, approved three additional projects and commissioned Spence, a 200,000 tonnes per annum copper operation in Chile. We also commissioned two projects at our Queensland Coal Operations (Australia). In addition to these brownfield opportunities, we also acquired the Genghis Khan oil field, in the Gulf of Mexico, and a one-third share of the Guinea Alumina project, which consists of high-quality bauxite reserves and the development of an alumina refinery in Guinea. We are expecting to deliver further significant growth in the next financial year with new projects commissioning or ramping up across our Petroleum, Base Metals, Iron Ore and Stainless Steel Materials CSGs.

During FY2007, we completed one major growth project.

Completed projects

Customer Sector Group	Project	Capacity	Capital expenditure US$M			Date of initial production (1)
			Budget	Actual		Target	Actual
Base metals	Spence (Chile) BHP Billiton –100%	200 Ktpa of copper cathode	990	1,100	(2)	Q4 2006	Q4 2006

			990	1,100
(1)	References to quarters and half years are based on calendar years.
(2)	Excluding the impact of foreign exchange, the actual cost was US$990 million.

(3)

Atlantis South, North West Shelf Train 5 and Ravensthorpe were subject to detailed reviews of schedule and budget reviews within FY2007. Atlantis South and Ravensthorpe were experiencing significant cost pressures of more than 30 per cent at the end of FY2006. As a result the budgeted capital expenditure and target date have been adjusted to reflect the outcome of those reviews.

There are 15 major projects under development with a total budgeted investment of US$12,781 million.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Atlantis South (US) BHP Billiton – 44%	200,000 barrels of oil and 180 million cubic feet of gas per day (100%)	1,630(3)	H2 2007
	Neptune (US) BHP Billiton – 35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	405(3)	End 2007
	Stybarrow (Australia) BHP Billiton – 50%	80,000 barrels of oil per day (100%)	380	Q1 2008
	North West Shelf 5th Train (Australia) BHP Billiton – 16.67%	LNG processing capacity 4.2 million tonnes per annum (100%)	300	Late 2008
	North West Shelf Angel (Australia) BHP Billiton – 16.67%	800 million cubic feet of gas per day (100%)	200	End 2008
	Shenzi (US) BHP Billiton – 44%	100,000 barrels of oil and 50 million cubic feet of gas per day (100%)	1,940	Mid 2009
Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton – 36%	2 million tonnes per annum of alumina (100%)	725	Q2 2009
Diamonds and Specialty Products	Koala Underground (Canada) BHP Billiton – 80%	3,300 tonnes per day of ore processed (100%)	200	End 2007
Stainless Steel Materials	Ravensthorpe Nickel (Australia) BHP Billiton –100%	Up to 50,000 tonnes per annum of contained nickel in concentrate	2,200	Q1 2008
	Yabulu Extension (Australia) BHP Billiton – 100%	45,000 tonnes per annum of nickel	556	Q1 2008
Iron Ore	WA Iron Ore Rapid Growth Project 3 (Australia) BHP Billiton – 85%	20 million tonnes per annum of iron ore (100%)	1,300	Q4 2007
	Samarco (Brazil) BHP Billiton – 50%	7.6 million tonnes per annum of iron pellets (100%)	590	H1 2008
			10,426
(1)	All references to capital expenditure and capacity are BHP Billiton’s share unless otherwise noted.
(2)	References to quarters and half years are based on calendar years.
(3)	Project costs and schedule have been finalised.

Projects approved during the year

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure US$M (1)	Target date for initial production (2)
Petroleum	Genghis Khan (US) BHP Billiton - 44%	55,000 barrels of oil per day (100%)	365	H2 2007
Base Metals	Pinto Valley (US) BHP Billiton – 100%	70,000 tonnes of copper in concentrate	140	Q4 2007
Iron Ore	Iron Ore (Western Australia) RGP4 BHP Billiton - 86.2%	26 million tonnes per annum of iron ore	1,850	H1 2010

			2,355

(1)	All references to capital expenditure and capacity are BHP Billiton’s share unless otherwise noted.
(2)	References to quarters and half years are based on calendar years.

3.7.3 Net debt and sources of liquidity

Our policies on debt and treasury management are as follows:

•	commitment to a solid ‘A’ credit rating

•	cash flow positive before dividends, debt service and any share buy-backs, excluding cash effects of major acquisitions

•	target a minimum interest cover ratio of eight times over the commodity cycle

•	maintain net gearing (net debt/net debt + net assets) of 35 per cent to 40 per cent

•	flexibility from diversification of funding sources

•	generally maintain borrowings and excess cash in US dollars.

Solid ‘A’ credit ratings

The Group’s credit ratings are currently A1/P-1 (Moody’s) and A+/A-1 (Standard & Poor’s). There has been no change to these ratings during the year.

Interest rate risk

Interest rate risk on our outstanding borrowings and investments is managed as part of the Portfolio Risk Management Strategy. Refer to note 28 ‘Financial instruments’ in the financial statements for a detailed discussion on the strategy. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. All interest swaps have been designated and are effective as hedging instruments under IFRS.

Net gearing and net debt

Year ended 30 June 2007 compared with the year ended 30 June 2006

Net debt, comprising cash and interest-bearing liabilities, was US$8.7 billion, an increase of US$0.5 billion, or 5.7 per cent, compared to 30 June 2006. Gearing, which is the ratio of net debt to net debt plus net assets, was 22.5 per cent at 30 June 2007 compared with 25.2 per cent at 30 June 2006.

Cash at bank and in hand less overdrafts at 30 June 2007 was US$569 million compared with US$495 million at 30 June 2006. In addition, we had money market deposits at 30 June 2007 of US$1,330 million compared with US$265 million at 30 June 2006.

Year ended 30 June 2006 compared with the year ended 30 June 2005

Net debt comprising cash and cash equivalents and interest bearing liabilities, was US$8.2 billion at 30 June 2006, a decrease of US$0.5 billion, or 5.6 per cent, compared to 30 June 2005. Gearing, which is the ratio of net debt to net debt plus net assets, was 25.2 per cent at 30 June 2006 compared with 32.8 per cent at 30 June 2005.

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
Funding sources

The maturity profile of our debt obligations is set forth in note 28 ‘Financial instruments’ in the financial statements. The following table sets forth the maturity profile of our undrawn committed facilities as at 30 June 2007 and 2006.

	2007	2006
Undrawn committed facilities	US$M	US$M
Expiring in one year or less	-	-
Expiring in more than two years	3,000	3,000

In March 2005, we established a new US$5.5 billion acquisition finance facility with a syndicate of banks to finance the WMC acquisition. This facility had a US$3.0 billion 18-month tranche and a US$2.5 billion 5-year tranche. At 30 June 2006, the US$3.0 billion 18 month tranche had been fully repaid, and US$900 million of the 5-year tranche was outstanding. This amount was fully repaid in July 2006.

In October 2006, our US$3.0 billion multi-currency revolving credit facility maturing in September 2009 was cancelled and replaced with a new US$3.0 billion multi-currency revolving credit facility maturing in October 2011. As at 30 June 2007, this facility was undrawn.

The interest rates of these facilities are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with our credit rating. A negative pledge applies to the credit facility.

In February 2007, we issued € 600 million (US$788 million) of Floating Rate Notes due in 2008, and €600 million (US$788 million) of 4.375 per cent Euro Bonds due in 2014. The proceeds were used to refinance short-term debt.

In March 2007, we filed a new shelf registration statement with the US Securities and Exchange Commission (SEC), and issued an SEC registered Global Bond comprising US$875 million of Floating Rate Notes due in 2009, US$625 million of 5.125 per cent Senior Notes due in 2012, and US$750 million of 5.40 per cent Senior Notes due in 2017. The proceeds were used for general corporate purposes.

None of our general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants that vary from facility to facility, but which would be considered normal for such facilities.

3.7.4 Quantitative and qualitative disclosures about market risk

We identified above in ‘Our business – external factors and trends affecting our results’ (section 3.4 in this Annual Report) our primary market risks. A description of how we manage our market risks, including both quantitative and qualitative information about our market risk sensitive instruments outstanding at 30 June 2007, is contained in note 28 ‘Financial instruments’ to the financial statements.

3.7.5 Portfolio management

Our strategy is focused on long-life, low-cost, expandable assets and we continually review our portfolio to identify assets which do not fit this strategy. These activities continued during the period, with proceeds of US$444 million being recorded. We disposed of a number of assets and interests, including Southern Cross Fertilisers, one million tonnes of annual capacity in the Richards Bay Coal Terminal, Koornfontein, our Moranbah Coal Bed Methane assets, our interest in Eyesizwe and Alliance Copper. Proceeds from the sale or distribution of our assets and interests over the last six years now surpass US$6 billion.

Also during the year we announced the potential sale of Optimum, an energy coal mine (South Africa).

We will purchase interests in assets where they fit our strategy. We acquired interests in the Genghis Khan oil field for US$583 million and the Guinea Alumina project for US$140 million.

3.7.6 Dividend and capital management

On 22 August 2007, the Board declared a final dividend of 27 US cents per share. This rebased dividend represents a 46 per cent increase over last year’s final dividend of 18.5 US cents per share. This brings the total dividends for FY2007 to 47 US cents per share, an increase of 11 US cents per share, or 30.6 per cent, over last year. The Board’s declaration represents our eleventh consecutive dividend increase and signals our confidence in the outlook. Our dividend has increased more than fourfold since the interim dividend paid in FY2002. Our compound annual dividend growth rate has been 24 per cent over this period. We intend to continue with our progressive dividend policy from this new base, with further increases dependent upon the expectations for future market conditions and investment opportunities.

During the year, we also announced US$13 billion of capital initiatives. We have returned US$6.3 billion of this to our shareholders and will return the remaining US$6.7 billion during the next 12 months. During the year, we repurchased 287,820,269 shares, through both on-market and off-market buy-backs, at an approximate average price of US$20.26. To date we have cancelled 281,220,269 of these shares.

Since August 2004 we have announced capital management initiatives totalling US$17 billion. Since November 2004, 583 million shares have been repurchased, representing approximately 9.4 per cent of the total shares on issue at an approximate price of US$16.47

At the completion of all announced initiatives, we will have returned US$28.2 billion in total to shareholders through capital initiatives and dividends since June 2001.

3.8 Off-balance sheet arrangements and contractual commitments

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure and commitments under leases at 30 June 2007 is provided in note 29 ‘Contingent liabilities’ and note 21 ‘Provisions’ and note 30 ‘Commitments’ to the financial statements.

We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements will be met from internal cash flow and, to the extent necessary, from the existing facilities described in section 3.7.3.

3.9 Subsidiaries and related party transactions

Subsidiary information

Information on our significant subsidiaries is included in note 37 ‘Subsidiaries’ to the financial statements.

Related party transactions

The BHP Billiton Group is a group of approximately 461 subsidiaries. A list of the significant entities, together with their place of incorporation and percentage of ownership, is listed in note 37 ‘Subsidiaries’ in the financial statements. Related party transactions are outlined in note 34 ‘Related party transactions’ in the financial statements.

3.10 Significant changes

Other than the matters disclosed elsewhere in this Annual Report, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

4.0 SUSTAINABLE DEVELOPMENT

One of our strategic drivers ‘Licence to operate’, recognises the intrinsic link between sound sustainability performance and long-term business viability. As a company, we have an overriding commitment to health, safety, environmental responsibility and sustainable development. To ensure improved performance, we have set specific targets in these areas. As a global company, operating in many different countries, we are subject to extensive regulation surrounding health and safety of our people and the environment, including mine rehabilitation and the handling of all types of waste materials. As a member of the International Council of Minerals and Metals (ICMM), we remain committed to the Sustainable Development Framework through the implementation of leading business practices in sustainable development. We engage health, safety, environment and community (HSEC) stakeholders to advise us on technical and regulatory matters relevant to the management of our facilities and operations. We continually invest in plant and equipment to ensure that we comply with our obligations under all regulations. We make every effort to comply with the regulations and, where less stringent than our standards, exceed applicable legal and other requirements. We have codified our commitment to health, safety, environment and community in our Sustainable Development Policy, which can be found on our Sustainable Development website at [www.bhpbilliton.com/bbContentRepository/docs/SustainableDevelopment.

We follow management standards that form the basis for the implementation of our Sustainable Development Policy and associated management systems at all levels. Our standards cover the entire life cycle of our activities from exploration and development to operations, including decommissioning, closure and rehabilitation.

4.1 Health

Understanding potential health risks and establishing suitable mitigation measures are important to maintaining productivity and growth, and demonstrate to our people that they form the foundation to our success. Several programs have been implemented locally and globally to reduce potential short-term and long-term impacts to the health of our people. We continue to implement fitness initiatives to ensure our people are able to meet the demands of their roles. We implement programs in both occupational health and community health (focusing on HIV/AIDS, tuberculosis and malaria) to maintain the health of our people and the communities of which we are a part.

4.2 Safety

The safety of our people and the communities in which we operate is integral to our business. We are determined to use our behavioural safety program to create a safety / injury-free culture across the Group from which we can leverage continuous improvement of the work environment. Our Fatal Risk Control Protocols continue to direct attention to identified risk areas and risk mitigation activities. Our challenge is to ensure our protocols are followed by employees and contractors through leadership, knowledge sharing (through our Global Safety Network), and rewards and recognition. Despite our best efforts in safety, we experienced eight fatalities in our operations this year.

4.3 Environment

Mining, by its nature, impacts the environment. Our operations are subject to various national and regional laws and regulations governing decommissioning, site restoration and rehabilitation, and environmental protection. In many countries, the regulatory standards and expectations are constantly evolving. We continue to work with governments, academia, industry groups and other stakeholders to understand our impact and the impact of our products. We recognise that we must take action within our own businesses, and work with our many stakeholders to address climate change and find lasting solutions consistent with our commitment to sustainable development. We must improve our rate of water recycling and preserve biodiversity to meet the expectations of our host communities and other stakeholders.

We are working in partnership with a range of stakeholders and experts, as well as contributing financially to research and development to minimise our impact on the environment and progress our development in a sustainable way. We set and achieve targets that promote efficient use of resources, and include reducing and preventing adverse impacts on the environment.

There were no significant environmental incidents in FY2007. Our definition of ‘significant’ is conservative to ensure that all lessons learned from an incident are captured and disseminated throughout the Group.

Restoration and rehabilitation

We have adopted a Closure Standard in response to mining industry-related environmental issues. We fully accept our accountability and ownership of closure activities. Closure plan development is an inherent part of the investment process. They are reviewed annually and updated every three years to ensure that they continue to remain relevant and accurate, particularly with respect to the estimated cost of closure. Since its inception in June 2004, assets and other controlled entities have made the necessary adjustments to align with the Closure Standards. The closure planning processes and plans are subject to reporting, audit and governance procedures. Once an operation enters into the closure execution phase, it is subject to appropriate project management processes and oversight. Key performance indicators are established and aligned to ensure those parts of an operation that are available for closure and / or contemporaneous rehabilitation are attended to efficiently and without delay or deferral with the closure plan timetable.

The closure plan identifies the full range of risks and potential outcomes associated with the closure of an operation in order to control or minimise negative health, safety, environment and community, financial and other impacts. The Closure Standard has a number of objectives aimed at preserving shareholder value, our reputation as a responsible corporate citizen and realising our commitment to sustainable development.

Assessment, closure planning workshops and communities of practice have been an integral part of the Closure Standard. The Standard requires that closure activities are prepared to a sufficient level of detail to provide a reasonable level of accuracy of the costs of rehabilitation in accordance with our investment evaluation standards, and the accounting provisions comply with our Accounting Policy. Closure-related activities have the potential to impact cash flow, accounting provisions and residual liabilities, and access to future resources. The accounting policy with respect to restoration and rehabilitation can be found in note 1 ‘Accounting Policies’ to the financial statements. The amount and detail of the provisions in the accounts can be found in note 21 footnote c ‘Provisions – restoration and rehabilitation’ in the financial statements.

4.4 Community

We own and operate a diverse range of businesses in different countries and cultures around the world. We are aware that our operations have the potential to significantly affect the communities in which we are located. Our goals are to share our success and be a valued member of our host communities. By fostering community goodwill, we can mitigate the risk of interruptions to our business and delays in regulatory approvals. A reputation as a responsible employer positions us as a partner of choice when attracting skilled labour, suppliers and investors.

Our approach is to regularly communicate, consult and seek the participation with all stakeholders through effective, transparent and open communication, and take their views into account in our decision-making. We frequently partner with government or non-government organisations in delivering community programs in order to gain the requisite insight into local needs.

We track a range of social issues relevant to sustainable development including:

•	human rights of our employees, contractors and our host communities
•	community development
•	indigenous communities that own the land impacted by our operations
•	ethics and business conduct

5.0 DIRECTORS AND EXECUTIVE COMMITTEE

5.1 Board of Directors

Don Argus AO, SF FIN, FCPA, 69

Term of office: Director of BHP Limited since November 1996 and Chairman since April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Argus was last elected in 2006 and, in accordance with the Group’s policy described under ‘Tenure’ in section 6.3.5 of this Annual Report, is retiring and standing for re-election in 2007.

Independent: Yes

Skills and experience: Don Argus has considerable experience in international business and a strong management background. He has more than 40 years’ experience in the banking industry and is a former Managing Director and CEO of the National Australia Bank Limited.

Other directorships and offices (current and recent):

•	Chairman of Brambles Limited (since September 1999) and a Director (since May 1999)

•	Director of Australian Foundation Investment Company Ltd (since May 1999)

•	Former Director of Southcorp Limited (from May 1999 to August 2003)

•	Member of the International Advisory Board of Allianz Aktiengesellschaft (since April 2000)

•	Member of International Advisory Committee to the New York Stock Exchange Board of Directors (since November 2005)

Board Committee membership:

•	Chairman of the Nomination Committee

Charles (Chip) Goodyear BSc, MBA, FCPA, 49

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since November 2001. Appointed Chief Executive Officer (CEO) in January 2003. Mr Goodyear was last re-elected in 2004 and is retiring from the Board this year.

Independent: No

Skills and experience: Charles Goodyear has extensive experience in finance, corporate restructuring and mergers and acquisitions. He joined the Group as Chief Financial Officer (CFO) in 1999. He was previously President of Goodyear Capital Corporation and executive Vice President and CFO of Freeport-McMoRan Inc.

Other directorships and offices (current and recent):

•	Member of the International Council of Mining and Metals

•	Member of the Business Council of Australia

•	Member of the United States National Petroleum Council

Board Committee membership:

•	None

Paul Anderson B S (Mech Eng), MBA, 62

Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. He was the CEO and Managing Director of BHP Limited from December 1998 until June 2001 and of BHP Billiton Limited and BHP

Billiton Plc from June 2001 until July 2002. He was a non-executive Director of BHP Billiton Limited and BHP Billiton Plc from July to November 2002. Mr Anderson was elected in 2006

Independent: Yes

Skills and experience: Paul Anderson has an extensive background in natural resources and energy and, as one of the architects of the merger that created BHP Billiton, has a deep understanding of the strategy behind the Group’s success. He is Chairman of Spectra Energy Corporation and retired as Chairman of Duke Energy Corporation in January 2007 where he had more than 20 years’ experience at Duke Energy and its predecessors.

Other directorships and offices (current and recent):

•	Chairman of Spectra Energy Corporation (since January 2007)

•	Director of Qantas Airways Limited (since September 2002)

•	Former Chairman of Duke Energy Corporation (from November 2003 to January 2007) and former CEO (from November 2003 to April 2006)

•	Former Director of Temple Inland Inc (from February 2002 to May 2004)

•	Former Director of Fluor Corporation (from March to October 2003)

•	Member of the US President’s Council of Advisors on Science and Technology

Board Committee membership:

•	Member of the Sustainability Committee

David Brink MSc Eng (Mining), D Com (hc), 68

Term of office: Director of Billiton Plc since June 1997. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Brink was last re-elected in 2006 and will retire at the conclusion of this year’s Annual General Meetings.

Independent: Yes

Skills and experience: David Brink brings considerable mining and finance experience to the Group. He has over 20 years’ experience in the mining industry, in particular shaft sinking, tunnelling and exploration contracting, followed by 12 years as the CEO of a major listed construction, engineering and manufacturing conglomerate.

Other directorships and offices (current and recent):

•	Deputy Chairman of ABSA Bank Limited (from 1997) and ABSA Group Limited (since April 1992)

•	Director of Sappi Limited (since March 1994)

•	Former Director of Sanlam Limited (from January 1994 to June 2006)

•	Former Chairman of Unitrans Limited (from November 1997 to May 2007)

•	Former Director of Murray & Roberts Holdings Ltd (from July 1984 to December 2003)

•	Vice President of the South African Institute of Directors

Board Committee membership:

•	Member of the Risk and Audit Committee

•	Chairman of the Sustainability Committee (until March 2007)

John Buchanan BSc, MSc (Hons 1), PhD, 64

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Dr Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment. He was last re-elected in 2006.

Independent: Yes

Skills and experience: John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the UK and international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group CFO of BP, serving on the BP Board for six years until November 2002.

Other directorships and offices (current and recent):

•	Chairman of Smith & Nephew Plc (since April 2006) and Former Deputy Chairman (from February 2005 to April 2006)

•	Director of AstraZeneca Plc (since April 2002)

•	Senior Independent Director and Deputy Chairman of Vodafone Group Plc (since July 2006) and Director (since April 2003)

•	Former Director of Boots Plc (from December 1997 to July 2003)

Board Committee membership:

•	Chairman of the Remuneration Committee

•	Member of the Nomination Committee

Carlos Cordeiro AB, MBA, 51

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro was elected in 2005 and is standing for re-election in 2007.

Independent: Yes

Skills and experience: Carlos Cordeiro brings to the Board more than 25 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc.

Other directorships and offices (current and recent):

•	Advisory Director of The Goldman Sachs Group Inc (since December 2001)

•	Vice Chairman of Goldman Sachs (Asia) (since June 2000)

Board Committee membership:

•	Member of the Remuneration Committee

David Crawford BComm, LLB, FCA, FCPA, FAICD, 63

Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2006 and, in accordance with the Group’s policy described under ‘Tenure’ in section 6.3.5 of this Annual Report, is retiring and standing for re-election in 2007.

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

Other directorships and offices (current and recent):

•	Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001)

•	Director of Foster’s Group Limited (since August 2001)

•	Director of Westpac Banking Corporation (since May 2002)

•	Former Chairman of National Foods Limited (Director from November 2001 to June 2005)

Board Committee membership:

•	Chairman of the Risk and Audit Committee

Gail de Planque AB Mathematics, MS (Physics), PhD (Env Health Sciences), 62

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since 19 October 2005. The Hon E G de Planque was elected in 2005 and is standing for re-election in 2007.

Independent: Yes

Skills and experience: Gail de Planque is an expert in nuclear technology and has 40 years’ experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive Director of global energy companies and is a consultant on atomic energy matters. She is President of Strategy Matters Inc, a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy and a Fellow and former President of the American Nuclear Society, a fellow of the American Association of the Advancement of Science and a Member of the US National Academy of Engineering.

Other directorships and offices (current and recent):

•	Director of Northeast Utilities (since October 1995)

•	Director of Landauer Inc (since December 2001)

•	President of Strategy Matters Inc (since March 2000)

•	Director of Energy Strategists Consultancy Ltd (since May 1999)

•	Former Director of TXU Corporation (from February 2004 to March 2007)

•	Former Director of BNFL Plc (from November 2000 to March 2005)

•	Former Director of BNG America Inc (from March 1995 to March 2006)

Board Committee membership:

•	Member of the Sustainability Committee

•	Member of the Remuneration Committee

David Jenkins BA, PhD (Geology), 68

Term of office: Director of BHP Limited since March 2000. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Jenkins was last re-elected in 2005 and is standing for re-election in 2007.

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

Other directorships and offices (current and recent):

•	Director of Chartwood Resources Ltd (since November 1998)

•	Director of Mintaka International (Oil & Gas) Limited, (previously Orion International (Oil & Gas) Ltd) (since March 2005)

•	Director of Orion International Petroleum (Gibraltar) Limited (since June 2007)

Board Committee membership:

•	Member of the Remuneration Committee

•	Member of the Risk and Audit Committee

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 45

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Mr Kloppers will be appointed CEO on 1 October 2007. He was appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was previously Chief Commercial Officer. Mr Kloppers was elected at the 2006 Annual General Meetings.

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

Jacques Nasser AO, BBus, Hon DT, 59

Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. Mr Nasser was elected at the 2006 Annual General Meetings.

Independent: Yes

Skills and experience: Following a 33 year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses.

Other directorships and offices (current and recent):

•	Director of British Sky Broadcasting Ltd (since November 2002)

•	Director of Brambles Limited (since March 2004)

•	Director of Quintiles Transnational Corporation (since March 2004)

•	Partner of One Equity Partners (since November 2002)

•	Member of the International Advisory Board of Allianz Aktiengesellschaft (since February 2001)

•	Former Chairman of Polaroid Corporation (from November 2002 to April 2005)

Board Committee membership:

•	Member of the Risk and Audit Committee

John Schubert BC Eng, PhD (Chem Eng), FIEAust, FTSE, 64

Term of office: Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2006.

Independent: Yes

Skills and experience: John Schubert has considerable experience in the international oil industry, including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia.

Other directorships and offices (current and recent):

•	Chairman of Commonwealth Bank of Australia (since November 2004) and Director (since October 1991)

•	Director of Qantas Airways Limited (since October 2000)

•	Chairman of G2 Therapies Limited (since November 2000)

•	Former Director of Hanson Plc (from May 2000 to May 2003)

•	Former Chairman and Director of Worley Parsons Limited (from November 2002 to February 2005)

Board Committee membership:

•	Chairman of the Sustainability Committee (from March 2007)

•	Member of the Nomination Committee

Group Company Secretary

Karen Wood BEd, LLB (Hons), FCIS, 51

Karen Wood was Chief Governance Officer and Group Company Secretary until 11 July 2007 when she was appointed Group Executive and Chief People Officer. Details of Ms Wood’s skills and experience are set out in section 5.2 of this Annual Report.

Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 43

Term of office: Jane McAloon appointed Group Company Secretary in July 2007 and joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited.

Skills and experience: Prior to joining BHP Billiton, Jane McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. Prior to this, she held various State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General of the NSW Cabinet Office. She is a Fellow of the Institute of Chartered Secretaries.

5.2 Group Management Committee

The names and biographical details of members of the GMC are set out below.

Charles (Chip) Goodyear BSc, MBA, FCPA, 49

Chief Executive Officer and executive Director

Chairman of the GMC and the Executive Committee

Charles Goodyear joined the Group as Chief Financial Officer in 1999. He was appointed to the Boards of BHP Billiton Limited and BHP Billiton Plc in November 2001 and as Chief Executive Officer in January 2003. He previously held positions of Chief Development Officer and of Chief Financial Officer. He is a former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc, and has extensive financial, corporate restructuring and merger and acquisition experience. He is a Member of ICMM, Business Council of Australia and the US National Petroleum Council. He will retire as Chief Executive Officer on 30 September 2007 and leave BHP Billiton in January 2008.

Alberto Calderon PhD Econ, M Phil Econ – Yale University, JD Law, BA Econ – Andes University, 47

President Diamonds and Specialty Products (to 11 July 2007)

Group Executive and Chief Commercial Officer (from 11 July 2007)

Member of the GMC and the Executive Committee

Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006 and has been in his current position since July 2007. Prior to this, he was President of Cerrejón Coal Company from July 2002. His previous positions include President of Ecopetrol, General Manager of the Power Company of Bogotá and various senior roles in investment banking and in the Colombian Government.

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 45

Group Executive and Chief Executive Non-Ferrous and Executive Director

Member of the GMC and the Executive Committee

Marius Kloppers has been active in the mining and resources industry since 1993 and was appointed Chief Commercial Officer in December 2003. He was previously Chief Commercial Officer, Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium. He will take over as CEO from Charles Goodyear on 1 October 2007.

Marcus Randolph BSc, MBA Harvard Business School, 51

Group Executive and Chief Executive Ferrous and Coal

Member of the GMC and the Executive Committee

Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto Plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporacion Minera Nor Peru, Asarco Inc, and various mine operating positions in the US with Asarco Inc.

Alex Vanselow BComm, Wharton AMP, 45

Group Executive and Chief Financial Officer

Member of the GMC and Chairman of the Investment Review Committee and Financial Risk Management Committee

Alex Vanselow joined the Group in 1989 and was appointed President Aluminium in March 2004 and appointed Chief Financial Officer in March 2006. He was previously Chief Financial Officer of Aluminium, Vice President Finance and Chief Financial Officer of Orinoco Iron CA and Manager Accounting and Control BHP Iron Ore. His prior career was with Arthur Andersen.

Karen Wood BEd, LLB (Hons), FCIS, 51

Group Executive and Chief People Officer (from 11 July 2007)

Member of the GMC and Chairman of the Global Ethics Panel and the Disclosure Committee

Karen Wood’s previous positions with BHP Billiton were Chief Governance Officer, Group Company Secretary and Special Advisor and Head of Group Secretariat. She is a member of the Takeovers Panel (Australia), the Business Regulatory Advisory Group (Australia) and the JD (Juris Doctor) Advisory Board of the University of Melbourne, a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited.

J Michael Yeager BSc, MSc, 54

Group Executive and Chief Executive Petroleum

Member of the GMC and Executive Committee

Mike Yeager joined the Group in April 2006 as Group President Energy. He was previously Vice President, ExxonMobil Development Company with responsibility for major joint venture projects. Other previous roles include Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the US.

6.0 CORPORATE GOVERNANCE STATEMENT

6.1 Governance at BHP Billiton

BHP Billiton’s Corporate Objective is to create long-term value through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions.

In pursuing the Corporate Objective, we have committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of shareholder value. Our expectations of our employees and those to whom we contract business are set out in our Guide to Business Conduct.

This statement outlines our system of governance. Shareholders are reminded that we operate as a single economic entity under a Dual Listed Company (DLC) structure with a unified Board and management. We have primary listings in Australia and the UK and are registered in the US and listed on the New York Stock Exchange (NYSE). In formulating our governance framework, the regulatory requirements in Australia, the UK and the US have been taken into account, together with prevailing standards of best practice. Where governance principles vary across these jurisdictions the Board has resolved to adopt what we consider to be the better of the prevailing standards.

It is our view that governance is not just a matter for the Board, a good governance culture must be fostered throughout the organisation.

BHP Billiton Governance Assurance Diagram

6.2 Shareholder Engagement

The Board represents the Group’s shareholders and is accountable to them for creating and delivering value through the effective governance of the business. Shareholders vote on important matters affecting the business, including the election of Directors, changes to our constitutional documents, the receipt of annual financial statements and incentive arrangements for executive Directors.

Shareholders are encouraged to make their views known to us and to raise directly any matters of concern. The Chairman has regular meetings with institutional shareholders and investor representatives to discuss governance matters and keeps the Board informed of the views and concerns that have been raised. The Chief Executive Officer (CEO), Chief Financial Officer (CFO) and investor relations team regularly meet with institutional shareholders to discuss our strategy, financial and operating performance.

The Dual Listed Company structure means that Annual General Meetings of BHP Billiton Plc and BHP Billiton Limited are held in the United Kingdom and Australia around late October and November, respectively, each year. Shareholders are encouraged to attend the Annual General Meetings and to use these opportunities to ask questions. Questions can be registered prior to the meeting by completing the relevant form accompanying the Notice of Meeting or by emailing the Group at investor.relations@bhpbilliton.com. Questions that have been lodged ahead of the meeting, and the answers to them, are posted to our website. The External Auditor attends the Annual General Meetings and is available to answer questions. Shareholders may appoint proxies electronically through our website. The Notice of Meeting describes how this can be done.

Proceedings at shareholder meetings and important briefings are broadcast live from our website. Copies of the speeches delivered by the Chairman and CEO to the Annual General Meetings, a summary of the proceedings and the outcome of voting on the items of business are posted to our website following both meetings.

6.3 Board of Directors

6.3.1 Role and Responsibilities

The Board’s role is to represent the shareholders and is accountable to them for creating and delivering value through the effective governance of the business.

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

The matters that the Board has specifically reserved for its decision are:

•	the appointment of the CEO and approval of the appointments of direct reports to the CEO

•	approval of the overall strategy and annual budgets of the business

•	determination of matters in accordance with the approvals framework

•	formal determinations that are required by the Group’s constitutional documents, by statute or by other external regulation.

The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the constitutional documents and the law.

Beyond those matters, the Board has delegated all authority to achieve the Corporate Objective to the CEO, who is free to take all decisions and actions which, in the CEO’s judgement, are reasonable having regard to the limits imposed by the Board. The CEO remains accountable to the Board for the authority that is delegated, and for the performance of the business. The Board monitors the decisions and actions of the CEO and the performance of the business to gain assurance that progress is being made towards the Corporate Objective, within the limits it has imposed. The Board also monitors the performance of the Group through its Committees. Reports from each of the Committees are set out in section 6.5.

The CEO is required to report regularly in a spirit of openness and trust on the progress being made by the business. The Board and its Committees determine the information required from the CEO and any employee or external party including the auditor. Open dialogue between individual members of the Board and the CEO and other employees is encouraged to enable Directors to gain a better understanding of our business.

Key Activities during the year

CEO Succession

The most important task undertaken by the Board during the year was to appoint a new CEO following the announcement in February 2007 that Mr Charles Goodyear intended to resign as CEO toward the end of September 2007. The Board retained the services of Heidrick & Struggles to assist in the identification of potential candidates to replace Mr Charles Goodyear. Following a worldwide executive search a number of potential external and internal candidates were identified and, following a rigorous evaluation, it was decided that Mr Marius Kloppers, currently Group Executive and Chief Executive Non-Ferrous, would replace Mr Goodyear as CEO with effect from 1 October 2007. In selecting Mr Kloppers, the Board concluded that he would bring to the role the skills necessary to take our business to the next stage of its development. His considerable experience in the resources sector and demonstrated strategic capabilities will assist him in performing the new role. Mr Goodyear will officially hand over to Mr Kloppers on 1 October 2007. Following the handover, he will assist Mr Kloppers with the transition program and will then retire from the Board this year and the Group in January 2008.

Other highlights

The Directors also oversaw an independent review of the Board. The Board considered major business decisions, including capital projects and capital management strategies.

The Board is satisfied that it has discharged its obligations as set out in the Board Governance Document.

6.3.2 Membership

The Board currently has 12 members. Of these, 10, including the Chairman, are independent, non-executive independent Directors. The non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is in section 6.3.5. Mr Miklos Salamon retired from the Board on 26 October 2006 and Mr Chris Lynch retired from the Board on 30 June 2007. Dr David Brink has indicated an intention to retire from the Board at the conclusion of the 2007 Annual General Meetings. Mr Charles Goodyear will also retire from the Board this year.

The Directors of the Group are:

Mr Don Argus AO (Chairman)	The Hon Gail de Planque
Mr Charles Goodyear	Dr David Jenkins
Mr Paul Anderson	Mr Marius Kloppers
Dr David Brink	Mr Jacques Nasser AO
Dr John Buchanan	Dr John Schubert
Mr Carlos Cordeiro
Mr David Crawford

The biographical details of the Directors are set out in section 5.0 of this Annual Report.

6.3.3 Skills, knowledge, experience and attributes of Directors

The Board considers that the executive and non-executive Directors together have the range of skills, knowledge and experience necessary to enable them to effectively govern the business. The non-executive Directors contribute international and operational experience; understanding of the sectors in which we operate; knowledge of world capital markets and an understanding of the health, safety, environmental and community challenges that we face. Executive Directors bring additional perspectives to the Board’s work through a deep understanding of the Group’s business.

Directors must demonstrate unquestioned honesty and integrity, a preparedness to question, challenge and critique and a willingness to understand and commit to the highest standards of governance. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the business.

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

Chairman

The Chairman, Mr Don Argus, is considered by the Board to be independent. He was appointed Chairman of BHP Limited in 1999 and has been Chairman of the Group since 2001. As Chairman, he is responsible for:

•	ensuring that the principles and processes of the Board are maintained, including the provision of accurate, timely and clear information

•	encouraging debate and constructive criticism

•	setting agendas for meetings of the Board, in conjunction with the CEO and Group Company Secretary, that focus on the strategic direction and performance of our business

•	leading the Board and individual Director performance assessments

•	speaking and acting for the Board and representing the Board to shareholders

•	presenting shareholders’ views to the Board

•	facilitating the relationship between the Board and the CEO

Mr Argus is Chairman of Brambles Limited, a company listed on the Australian Securities Exchange. The Board considers that neither his Chairmanship of Brambles, nor any of his other commitments (set out in section 5.0 of this Annual Report), interfere with the discharge of his responsibilities to the Group. The Board is satisfied that he makes sufficient time available to serve the Company effectively

The Group does not have a Deputy Chairman but has identified Dr John Schubert to act as Chairman should the need arise at short notice.

6.3.5 Independence

The Board considers that an appropriate balance between executive and non-executive Directors is necessary to promote shareholder interests and to govern the business effectively. It is committed to ensuring a majority of Directors are independent.

Process to determine independence

The Board has developed a policy that it uses to determine the independence of its Directors. This determination is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration. A copy of the Policy on Independence of Directors is available at: www.bhpbilliton.com/aboutus/governance.

The Policy provides that the test of independence is whether the Director is: ‘independent of management and any business or other relationship that could materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Billiton Group’.

Where a Director is considered by the Board to be independent but is affected by circumstances that may give rise to a perception that the Director is not independent, the Board has undertaken to explain the reasons why it reached its conclusion. In applying the independence test, the Board considers relationships with management, major shareholders, subsidiary and associated companies and other parties with whom the Group transacts business against predetermined materiality thresholds, all of which are set out in the Policy. A summary of the factors that may be perceived to impact the independence of Directors is set out below.

Tenure

The Board has a policy requiring non-executive Directors who have served on the Board for nine years or more to stand for annual re-election. All Directors standing for re-election must undergo a formal performance assessment, irrespective of the period they have served on the Board. At the conclusion of the 2007 Annual General Meetings, Mr Don Argus and Mr David Crawford will each have served on the Board for more than nine years and will stand for annual re-election. The Board does not believe that either of these Directors has served for a period that could materially interfere with their ability to act in the best interests of the Group. The Board also believes that they have retained independence of character and judgement and have not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group. Dr David Brink, who has also served for nine years, has indicated that he will not seek re-election at the 2007 Annual General Meetings.

Retirement Plan

The former Directors of BHP Limited (Mr Don Argus, Mr David Crawford, Dr David Jenkins and Dr John Schubert) participated in a retirement plan approved by shareholders in 1989. The plan was closed on 24 October 2003 and benefits accrued to that date, together with interest earned on the benefits, have been preserved and will be paid on retirement. The Board does not believe that the independence of any participating Director is compromised as a result of this plan.

Relationships and Associations

Mr David Crawford was the National Chairman of KPMG in Australia. He retired in June 2001 and has no ongoing relationship with KPMG. KPMG was a joint auditor of Billiton Plc prior to the merger with BHP Limited and of BHP Billiton up to 2003 and the sole auditor of BHP Billiton from December 2003. The Board considers this matter on an annual basis and does not consider Mr Crawford’s independence to be compromised. The Board considers Mr Crawford’s financial acumen to be important in the discharge of the Board’s responsibilities. Accordingly, his membership of the Board and Chairmanship of the Risk and Audit Committee is considered by the Board to be appropriate and desirable.

In June 2006, the Board reappointed former Chief Executive Officer Mr Paul Anderson as a non-executive Director. Before appointing Mr Anderson, the Board considered his independence in light of the Policy on Independence of Directors, the UK Combined Code and the Australian Securities Exchange Principles and Recommendations. Each of these include that a measure of independence is whether a Director has been an executive within the past five years. The Board considers Mr Anderson to be independent. At the time of his appointment as non-executive Director, almost four years had elapsed since Mr Anderson had retired as Chief Executive Officer. The Board maintains the view that this previous employment history does not interfere with his objective, unfettered or independent judgement or affect his ability to act in the best interests of the Group.

Some of the Directors hold or previously held positions in companies with which we have commercial relationships. Those positions and companies are set out in section 5.0 of this Annual Report. The Board has assessed all of the relationships between the Group and companies in which Directors hold or held positions and concluded that in all cases, the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of our business. Transactions during the year that amounted to related-party transactions with Directors or Director-related entities under International Financial Reporting Standards (IFRS) are outlined in note 34 ‘Related Party Transactions’ to the financial statements.

Some of the Directors hold cross-directorships. Mr Don Argus and Mr Jacques Nasser are both directors of Brambles Limited, and are both members of the International Advisory Board of Allianz Aktiengesellschaft. Dr John Schubert and Mr Paul Anderson are both directors of Qantas Airways Limited. The Board has assessed each of these relationships and in all cases concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or the Directors’ ability to act in the Group’s best interests.

Executive Directors

The two executive Directors, Mr Charles Goodyear, and Mr Marius Kloppers are not considered independent because of their executive responsibilities. None of the executive Directors hold directorships in any other company included in the ASX 100 or FTSE 100.

6.3.6 Senior Independent Director

The Board has appointed Dr John Buchanan as the Senior Independent Director of BHP Billiton Plc in accordance with the UK Combined Code. Dr Buchanan is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO.

6.3.7 Terms of Appointment

The Board has adopted a letter of appointment that contains the terms on which non-executive Directors will be appointed, including the basis upon which they will be indemnified. A copy of the letter is available at www.bhpbilliton.com/aboutus/governance.

6.3.8 Induction and training

Each new non-executive Director undertakes an induction program specifically tailored to their needs. A copy of an indicative induction program is available at www.bhpbilliton.com/aboutus/governance.

Non-executive Directors participate in the Board’s training and development program, which has been designed to ensure that non-executive Directors update their skills and knowledge to maximise their effectiveness as Directors throughout their tenure.

6.3.9 Independent Advice

The Board and its Committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group’s expense.

6.3.10 Remuneration

Details of our remuneration policies and practices and the remuneration paid to the Directors (executive and non-executive) are set out in the Remuneration Report in section 7 of this Annual Report. Shareholders will be invited to consider and to approve the Remuneration Report at the 2007 Annual General Meetings.

6.3.11 Share Ownership

Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton shares until they achieve a shareholding equivalent in value to one year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure. All dealings by Directors are reported to the Board and to the stock exchanges.

Details of the Shares held by Directors are set out in section [8.19] of this Annual Report. Information on our policy governing the use of hedge arrangements over shares in BHP Billiton by both Directors and members of the Office of Chief Executive is set out in section 7.3.5 of this Annual Report.

6.3.12 Meetings

The Board meets as often as necessary to fulfil its role. During the reporting year it met ten times with seven of those meetings being held in Australia, two in the UK and one in South Africa. Generally, meetings run for two days. The non-executive Directors meet at the end of each Board meeting in the absence of executive Directors and management. In addition, the non-executive Directors met on several occasions during the year, without executive Directors present, to consider CEO succession. Attendance by Directors at Board and Board Committee meetings is set out in the table in section 6.4.1.

Members of the Office of Chief Executive (OCE) and other members of senior management attended meetings of the Board by invitation. Senior managers delivered presentations on the status and performance of our businesses and matters reserved for the Board including the approval of budgets, annual financial statements and business strategy.

6.3.13 Chief Governance Officer and Company Secretaries

Ms Karen Wood was the Chief Governance Officer and Group Company Secretary until 11 July 2007. From that date, Ms Jane McAloon became Group Company Secretary. Prior to this appointment, Ms McAloon was the Company Secretary of BHP Billiton Limited. The Group Company Secretary is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Group Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with and advising the Board on governance matters. All Directors have access to the Group Company Secretary for advice and services. Independent advisory services are retained by the office at the request of the Board or Board Committees. Ms McAloon is supported by Mr Robert Franklin, Company Secretary of BHP Billiton Plc; Ms Elizabeth Hobley, Deputy Company Secretary of BHP Billiton Plc; and Ms Fiona Smith and Mr Ross Mallett who are Deputy Company Secretaries of BHP Billiton Limited. The Board appoints and removes the Company Secretaries.

6.4 Board of Directors – Review, re-election and renewal

6.4.1 Review

The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. Contemporary performance measures are considered an important part of this process.

The Board conducts regular evaluations of its performance, its Committees, the Chairman, individual Directors and the governance processes that support Board work. The evaluation of the Board’s performance is conducted by focusing on individual Directors in one year and the Board as a whole in the following year. In addition to the above, the Board conducts evaluations of the performance of Directors retiring and seeking re-election and uses the results of the evaluation when considering the re-election of Directors. External independent advisors are engaged to assist these processes as necessary. It is thought that the involvement of an independent third party has assisted the evaluation processes to be both rigorous and fair. This year, the Board has undertaken a review of the Board as a whole with the assistance of independent advisors. The evaluation was based on findings from interviews with Directors and OCE members. The 2007 review indicated that the Board is continuing to perform in an effective manner.

The effectiveness of the Board as a whole and Committees is assessed against the accountabilities set down in the Board Governance Document and each of the Committees’ Terms of Reference. Matters considered in the assessment include the effectiveness of:

•	discussion and debate at Board meetings

•	the Board’s processes and relationship with management

•	quality and timeliness of meeting agendas, Board papers and secretariat support and

•	the composition of the Board, focusing on the blend of skills and experience.

Performance	of individual Directors is assessed against a range of criteria including the ability of the Director to:

•	consistently take the perspective of creating shareholder value

•	contribute to the development of strategy

•	understand the major risks affecting the business

•	provide clear direction to management

•	contribute to Board cohesion

•	commit the time required to fulfil the role

•	listen to and respect the ideas of fellow Directors and members of management.

The process is managed by the Chairman, but feedback on the Chairman’s performance is provided to him by Dr Schubert.

Attendance at Board and Board Committee meetings during the year ended 30 June 2007

	Board		Risk and Audit		Nomination		Remuneration		Sustainability
	A(1)	B	A	B	A	B	A	B	A	B
Paul Anderson	10	9	--	--	--	--	--	--	4	4
Don Argus	10	10	--	--	6	6	--	--	--	--
David Brink	10	10	9	9	--	--	--	--	3	3
John Buchanan	10	8	--	--	6	5	7	7	--	--
Carlos Cordeiro	10	10	--	--	--	--	7	7	--	--
David Crawford	10	10	9	9	--	--	--	--	--	--
E Gail de Planque	10	10	--	--	--	--	7	6	4	4
Charles Goodyear	8	8	--	--	--	--	--	--	--	--
David Jenkins	10	10	9	9	--	--	7	7	--	--
Marius Kloppers	8	8	--	--	--	--	--	--	--	--
Chris Lynch (2)	8	6	--	--	--	--	--	--	--	--
Jacques Nasser	10	9	9	8	--	--	--	--	--	--
Mike Salamon (3)	3	2	--	--	--	--	--	--	--	--
John Schubert	10	9	--	--	6	6	--	--	4	4

Column A – indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B – indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee

(1)	Includes meetings which considered CEO succession with only non-executive Directors present
(2)	Chris Lynch retired from the Board on 30 June 2007
(3)	Mike Salamon retired from the Board on 26 October 2006

6.4.2 Re-election

At least one-third of Directors retire at each Annual General Meeting. Directors are not appointed for a fixed term but must submit themselves to shareholders for re-election after three years. The period that Directors have served on the Board and the years in which they were first appointed and last elected are set out in section 5.0.

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

6.4.3 Renewal

The Board plans for its own succession with the assistance of the Nomination Committee. In doing this, the Board:

•	considers the skills, knowledge and experience necessary to allow it to meet the strategic vision for the business

•	assesses the skills, knowledge and experience currently represented

•	identifies any skills, knowledge and experience not adequately represented and agrees the process necessary to ensure a candidate is selected that brings those traits

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

When considering new appointments to the Board, the Nomination Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as:

•	a proven track record of creating shareholder value

•	unquestioned integrity

•	a commitment to the highest standards of governance

•	having the required time available to devote to the job

•	strategic mind set, an awareness of market leadership, outstanding monitoring skills

•	a preparedness to question, challenge and critique

•	an independent point of view

Newly appointed Directors must submit themselves to shareholders for election at the first Annual General Meeting following their appointment.

6.5 Board Committees

The Board has established Committees to assist it in exercising its authority, including monitoring the performance of the business to gain assurance that progress is being made towards the Corporate Objective within the limits imposed by the Board. The permanent Committees of the Board are the Risk and Audit Committee, the Sustainability Committee, the Nomination Committee and the Remuneration Committee. Other Committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has Terms of Reference under which authority is delegated by the Board. The Terms of Reference for each Committee can be found at: www.bhpbilliton.com/aboutus/governance.

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

6.5.1 Risk and Audit Committee Report

The Risk and Audit Committee (RAC) met nine times during the year. Its members are Mr David Crawford (Chairman), Dr David Brink, Dr David Jenkins and Mr Jacques Nasser all of whom are independent non-executives Directors. The Board has nominated Mr David Crawford as the Committee’s financial expert.

Role and Focus

The role of the RAC is to assist the Board in monitoring the decisions and actions of the CEO and the Group and to gain assurance that progress is being made towards the Corporate Objective within the CEO limits. The RAC undertakes this by overseeing:

•	the integrity of the financial statements

•	the appointment, remuneration, qualifications, independence and performance of the External Auditor and the integrity of the audit process as a whole

•	the performance and leadership of the internal audit function

•	the effectiveness of the system of internal controls and risk management

•	compliance with applicable legal and regulatory requirements

•	compliance by management with constraints imposed by the Board.

CSG Risk and Audit Committees

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, separate Risk and Audit Committees have been established for each of the Customer Services Groups (CSG) and key functional areas. These Committees, known as CSG RACs, have been established and operate as committees of management but are chaired by members of the RAC or by other external appointees with appropriate skills and experience. They perform an important monitoring function in the overall governance of the Group.

Management reports on significant matters raised at CSG RAC meetings to the RAC.

Activities undertaken during the year

Integrity of financial statements

The RAC assists the Board in assuring the integrity of the financial statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with Accounting Standards, stock exchange and legal requirements and the results of the external audit. It reviews the half-yearly and annual financial statements and makes recommendations on specific actions or decisions (including formal adoption of the financial statements and reports) the Board should consider in order to maintain the integrity of the financial statements. From time - to - time, the Board may delegate authority to the RAC to approve the release of the statements to the stock exchanges, shareholders and the financial community.

The CEO and CFO have certified that the 2007 financial statements present a true and fair view, in all material respects, of our financial condition and operating results and are in accordance with applicable regulatory requirements.

External Auditor

The RAC manages the relationship with the External Auditor on behalf of the Board. It recommends to the Board potential auditors for appointment and the terms of engagement, including remuneration. In December 2003, the Board, on the recommendation of the RAC, approved the appointment of KPMG. Shareholders are asked to approve reappointment of the auditors each year in the UK.

The RAC evaluates the performance of the External Auditor during its term of appointment against specified criteria including delivering value to shareholders and ourselves. RAC reviews the integrity, independence and objectivity of the External Auditor. This review includes:

•	confirming that the External Auditor is, in its judgement, independent of the Group

•	obtaining from the External Auditor an account of all relationships between the External Auditor and the Group

•

monitoring the number of former employees of the External Auditor currently employed in senior positions and assessing whether those appointments impair, or appear to impair, the External Auditor’s judgement or independence

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

•	reviewing the economic importance of our business to the External Auditor and assessing whether that importance impairs, or appears to impair, the External Auditor’s judgement or independence

The audit engagement partner rotates every five years.

We have a policy governing the conduct of non-audit work by the External Auditor. Under the Non-Audit Services Policy the External Auditor cannot provide services where the External Auditor:

•	may be required to audit its own work

•	participates in activities that would normally be undertaken by management

•	is remunerated through a ‘success fee’ structure

•	acts in an advocacy role for our business

This Policy on Provision of Other Services by the External Auditor can be viewed at www.bhpbilliton.com/aboutus/governance.

Fees paid to the Group’s External Auditor during the year for audit and other services were US$17.9 million, of which 59 per cent comprised audit-related fees , 37 per cent relating to legislative requirements (including Sarbanes-Oxley) and 4 per cent other services. Details of the fees paid are set out in note 4 ‘Expenses’ to the financial statements.

Based on the review by the RAC, the Board is satisfied that the External Auditor is independent.

Internal Audit

The Internal Audit function is carried out internally by Group Audit Services (GAS). The role of GAS is to determine whether risk management, control and governance processes are adequate and functioning. The Internal Audit function is independent of the External Auditor. The Board’s RAC reviews the mission and charter of GAS, the staffing levels and its scope of work to ensure that it is appropriate in light of the key risks we face. It also reviews and approves the annual internal audit plan.

The RAC also approves the appointment and dismissal of the Vice President Risk Management and Assurance and assesses his or her performance, independence and objectivity. The role of the Vice President Risk Management and Assurance includes achievement of the internal audit objectives, enterprise-wide risk management systems, risk management information systems and insurance strategy. The position is held by Mr Stefano Giorgini. Mr Giorgini reports to management and has all necessary access to management and the right to see information and explanations, and has unfettered access to the RAC.

Effectiveness of systems of internal control and risk management

In delegating authority to the CEO, the Board has established CEO limits in the Board Governance Document. One of the limits is to ensure that there is a system of control in place for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness.

The RAC is responsible for the oversight of risk management and reviews the internal controls and risk management systems. In undertaking this role the RAC reviews the following:

•	procedures for identifying business risks and controlling their financial impact on the Group and the operational effectiveness of the policies and procedures related to risk and control

•	the budgeting and forecasting systems, financial reporting systems and controls

•	policies and practices put in place by the CEO for detecting, reporting and preventing fraud and serious breaches of business conduct and whistle-blowing procedures

•	procedures for ensuring compliance with relevant regulatory and legal requirements

•	arrangements for protecting intellectual property and other non-physical assets

•	the operational effectiveness of the CSG RAC structures

•	overseeing the adequacy of the internal controls and allocation of responsibilities for monitoring internal financial controls

•	policies, information systems and procedures for preparation and dissemination of information to shareholders, stock exchanges and the financial community.

For further discussion on our approach to risk management refer to section 6.6 in this Report.

During the year, the Board conducted reviews of the effectiveness of the Group’s system of internal controls for the financial year and up to the date of this Report in accordance with the UK Combined Code on Corporate Governance (Turnbull Guidance) and the Principles and Recommendations published by the Australian Securities Exchange Corporate Governance Council. These reviews covered financial, operational and compliance controls and risk assessment. The review was overseen by the RAC with findings and recommendations reported to the Board. In addition to considering key risks facing the Group, the Board received an assessment of the effectiveness of internal controls over key risks identified through the work of the Board Committees. The Board is satisfied that the effectiveness of the internal controls has been properly reviewed.

CEO and CFO Certification

The CEO and CFO have certified to the Board that the financial statements are founded on a sound system of risk management and internal compliance and that the system is operating efficiently and effectively in all material respects.

During the year the RAC reviewed our response to the obligations imposed by the US Sarbanes-Oxley Act, and in particular progress in evaluating and documenting internal controls as required by section 404 of the Act, which is applied to the business in the year ended 30 June 2007.

The CEO and CFO, along with the management team have performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2007. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to the members of the Office of Chief Executive and Executive Committee, as appropriate, to allow timely decisions regarding required disclosure.

We conclude that our disclosure controls and procedures are effective in providing that reasonable assurance. In reaching that conclusion, we recognise that any controls and procedures, no matter how well designed and operated, have the inherent limitation that they can provide only reasonable, not absolute, assurance that:

•	the objectives of the disclosure controls and procedures are met

•	all control issues and instances of fraud, if any have occurred, have been detected.

Further, when designing and evaluating possible disclosure controls and procedures for the Group, our management is required to apply its judgement with respect to relevant costs and benefits of the various internals controls.

During the year, the Group undertook a major process initiative over its financial processes and systems which have led to enhanced controls over financial reporting. In all other respects, there have been no changes in our internal control over financial reporting (as that term is defined by the Securities Exchange Act) during the year ended 30 June 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Further information on our controls and procedures, including Management’s assessment of our internal control over financial reporting can be found in section 6.11.

Assessment of RAC Performance

During the year the Committee assessed its performance in accordance with its Terms of Reference. As a result of that assessment the Committee is satisfied it has met the RAC Terms of Reference.

6.5.2 Remuneration Committee Report

The Remuneration Committee met seven times during the year. Its members are Dr John Buchanan (Chairman), Dr David Jenkins, the Hon Gail de Planque and Mr Carlos Cordeiro. All of the Committee members are independent non-executive Directors. Mr Gordon Clark of Kepler Associates acts as an independent advisor to the Committee.

Role and Focus

The role of the Committee is to assist the Board in its oversight of:

•	the remuneration policy and its specific application to the CEO, the executive Directors and the CEO’s direct reports, and its general application to all employees

•	the adoption of annual and longer-term incentive plans

•	the determination of levels of reward for the CEO and approval of reward to the CEO’s direct reports

•	the annual evaluation of the performance of the CEO, by giving guidance to the Chairman

•	the communication to shareholders on remuneration policy and the Committee’s work on behalf of the Board including the preparation of the Remuneration Report for inclusion in the Annual Report

•	compliance with applicable legal and regulatory requirements associated with remuneration matters.

Activities undertaken during the year

Full details of the Committee’s work on behalf of the Board are set out in the Remuneration Report in section 7.

During the year the Committee assessed its performance in accordance with its Terms of Reference. As a result of that assessment the Committee is satisfied that it has met the Remuneration Committee Terms of Reference.

6.5.3 Nomination Committee Report

The Nomination Committee met six times during the year. The members of the Committee are Mr Don Argus (Chairman), Dr John Buchanan and Dr John Schubert. All members of the Committee are independent non-executive Directors.

Role and Focus

The role of the Committee is to assist in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance. It does so by focusing on:

•	reviewing the skills represented on the Board and identifying skills that may be required

•	retaining the services of independent search firms and identifying suitable candidates for the Board

•

overseeing the review of the assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election (refer to section 6.4.2)

•	communicating to shareholders on the work of the Committee on behalf of the Board.

Activities undertaken during the year

There were significant changes to the composition of the Board during the year. The CEO, Mr Charles Goodyear, indicated his intention to resign as CEO at the end of September 2007. Mr Marius Kloppers will be appointed CEO from 1 October 2007. Mr. Miklos Salamon resigned as an executive Director in October 2006 and Mr Chris Lynch resigned as an executive Director in June 2007. The Committee retained the services of Heidrick & Struggles and Egon Zeinder to assist in the identification of potential candidates for the Board.

6.5.4 Sustainability Committee Report

The Sustainability Committee met four times during the year. The members of the Committee are: Dr John Schubert (Chairman), Mr Paul Anderson and the Hon Gail de Planque. All members of the Committee are independent non-executive Directors. Dr John Schubert replaced Dr David Brink as Chairman in March 2007. Following a review of its performance, the Committee revised its Terms of Reference during the year and its membership. The Committee also assessed its performance as required in its Terms of Reference and is satisfied that it is meeting the Terms of Reference.

Role and Focus

The role of the Sustainability Committee is to assist the Board in its oversight of:

•	our compliance with applicable legal and regulatory requirements associated with health, safety, environment and community matters

•	our performance in relation to health, safety, environment and community matters

•	the performance and leadership of the health, safety and environment function and the sustainable development function

•	health, safety, environment and community risks

•	our Annual Summary Sustainability Report (see section 4.0 of this Annual Report)

•	communication to shareholders on the work of the Committee on behalf of the Board.

Sustainable Development Governance

Our approach to HSEC and sustainable development governance is characterised by:

•	the Sustainability Committee overseeing the health, safety, environment and community (HSEC) matters across the Group

•	business line management having primary responsibility and accountability for HSEC performance

•	the HSEC function providing advice and guidance directly, as well as through a series of networks across the business

•	seeking input and insight from external experts such as our Forum for Corporate Responsibility

•	clear links between remuneration and HSEC performance.

Activities undertaken during the year

During the year the Sustainability Committee considered the Group’s Climate Change Policy, reports on HSEC audits and, reviewed the Group’s performance against the HSEC public targets and the Key Performance Indicators for the HSEC and Sustainable Development functions. The Committee also reviewed the performance of the Vice President Health, Safety and Environment and the Vice President Sustainable Development. The Committee reviewed and recommended to the Board the approval of the annual Sustainability Summary Report for publication. The Sustainability Summary Report identifies our targets for health, safety, environment and community matters and its performance against those targets. A copy of the Summary and Full report can be found at www.bhpbilliton.com.

6.6 Risk management

6.6.1 Approach to Risk Management

We believe that the identification and management of risk is central to achieving the Corporate Objective of delivering long-term value to shareholders. Each year, the Board reviews and considers the risk profile for the whole business. This risk profile covers both operational and strategic risks.

The Board has delegated the oversight of risk management to the RAC. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness.

The Group operates an Enterprise-Wide Risk Management System (EWRM) that provides an over-arching and consistent framework for the assessment and management of risks. Risks are ranked using a common methodology. Where a risk is assessed as material it is reported and reviewed by senior management. During the year, the Risk Management Policy was reviewed and changes approved. Our Risk Management Policy can be found at www.bhpbilliton.com/aboutus/governance.

6.6.2 Business Risks

The scope of our operations and the number of industries in which we operate and engage mean that a range of factors may impact our results. Material risks that could negatively affect our results and performance include:

•	fluctuations in commodity prices

•	fluctuations in currency exchange rates

•	failure to discover new reserves, enhance existing reserves or developing new operations

•	influence of China and impact of a slowdown in consumption

•	actions by governments and political events in the countries in which we operate

•	inability to successfully integrate acquired businesses

•	inability to recover investments in mining and oil and gas projects

•	non-compliance to the Group’s standards by non-controlled assets

•	operating cost pressures and shortages

•	impact of health, safety and environmental exposures and related regulations on operations and reputation

•	unexpected natural and operations catastrophes

•	climate change and greenhouse effects

•	inadequate human resource talent pool

•	breaches in information technology security

•	breaches in governance processes

6.6.3     Risk Management Governance Structure

The principal aim of the Group’s risk management governance structure and system of internal control is to manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets.

Management has put in place a number of key policies, processes and independent controls to provide assurance to the Board and the RAC as to the integrity of our reporting and effectiveness of our systems of internal control and risk management. The governance assurance diagram in section 6.1 highlights the relationship between the Board and the various controls in the assurance process. Some of the more significant internal control systems include Board and management committees, CSG RACs, the Enterprise-Wide Risk Management System (EWRM) and internal audit.

CSG Risk and Audit Committees

The CSG RACs assist the RAC to monitor the Group’s obligations in relation to financial reporting, internal control structure, risk management systems and the internal and external audit functions.

Each half year, the Presidents and CFOs of each CSG and each of the Marketing, Shared Services Centres and Treasury functions must review internal controls and provide formal representations to the Group Financial Controller, which are noted by the applicable CSG RAC, assuring compliance with our policies and procedures and confirming that internal control systems are adequate. These representations are summarised and provided to the RAC.

Board Committees

Directors also monitor risks and controls through the RAC, the Remuneration Committee and the Sustainability Committee.

Management Committees

Management Committees also perform roles in relation to risk and control. Strategic risks and opportunities arising from changes in our business environment are regularly reviewed by the Office of Chief Executive (OCE) now the Group Management Committee and discussed by the Board. The Financial Risk Management Committee (FRMC) reviews the effectiveness of internal controls relating to commodity price risk, counterparty credit risk, currency risk, financing risk, interest rate risk and insurance. Minutes of the OCE and the FRMC are provided to the Board. The Investment Review Committee (IRC) provides oversight for investment processes across the business and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the IRC in relation to major capital projects.

6.7 Management

Except for those matters that the Board has reserved for its own decision making, the CEO holds delegated authority from the Board to achieve the Corporate Objective. The CEO has developed an approvals framework that delegates authority to management Committees and individual members of management. Notwithstanding those further delegations, the CEO remains accountable to the Board for the authority delegated to him.

6.7.1 The Office of Chief Executive and Group Management Committee

The senior management team of the Group was the Office of Chief Executive (OCE). In July 2007, the name of this group was changed to the Group Management Committee (GMC).The role of the GMC is consistent with the role of the OCE as it operated throughout the year. The role of the OCE was to provide advice to the CEO on matters that are strategic and long-term in nature or have the potential to significantly impact our business. The OCE determined key business-wide policies including the Charter, Guide to Business Conduct, the Sustainable Development Policy, the Human Resources Strategy and the Risk Management Policy.

The members of the OCE were:

•	Mr Charles Goodyear, Chief Executive Officer and executive Director (Chairman)

•	Mr John Fast, Chief Legal Counsel and Head of External Affairs (retired in September 2007)

•	Mr Robert Kirkby, Executive President (retired 31 December 2006)

•	Mr Marius Kloppers, Group President, Non-Ferrous Materials and executive Director

•	Mr Chris Lynch, Group President, Carbon Steel Materials and executive Director (retired 30 June 2007)

•	Mr Marcus Randolph, Chief Organisation Development Officer

•	Mr Miklos Salamon, Executive President and executive Director (retired 26 October 2006)

•	Mr Alex Vanselow, Chief Financial Officer

•	Ms Karen Wood, Chief Governance Officer and Group Company Secretary

•	Mr J Michael Yeager, Group President Energy

From 11 July 2007, the members of the Group Management Committee are:

•	Mr Charles Goodyear Chief Executive Officer, (to be succeeded by Mr Marius Kloppers on 1 October 2007)

•	Mr Marius Kloppers, Group Executive and Chief Executive Non-Ferrous (until 1 October 2007)

•	Mr Marcus Randolph, Group Executive and Chief Executive Ferrous and Coal

•	Mr J. Michael Yeager, Group Executive and Chief Executive Petroleum

•	Mr Alex Vanselow, Group Executive and Chief Financial Officer

•	Ms Karen Wood, Group Executive and Chief People Officer, and

•	Mr Alberto Calderon, Group Executive and Chief Commercial Officer.

The biographical details of members of the Group Management Committee are set out in section 5.0 of this Annual Report.

6.7.2 Other Management Committees

The CEO draws on the work of other Committees to assist in monitoring and achieving outcomes consistent with the Corporate Objective. The management Committees and their purposes are listed below:

•	Executive Committee - The Executive Committee assists the CEO to increase the value of our business by achieving agreed operational outcomes.

•	Financial Risk Management Committee (FRMC) - The FRMC monitors the Group’s financial risk management policies and exposures and approves financial transactions within the scope of its authority.

•

Investment Review Committee (IRC) - The IRC oversees the management approval processes for major investments, which are designed to ensure that investments are aligned to our agreed strategies and values, risks are identified and evaluated, investments are fully optimised to produce the maximum shareholder value within an acceptable risk framework, and appropriate risk management strategies are pursued.

The members of the Executive Committee are:

•	Mr Charles Goodyear (Chairman)

•	Mr Ian Ashby, President Iron Ore

•	Mr Peter Beaven, President Manganese

•	Mr Alberto Calderon, President Diamonds and Specialty Products (until 11 July 2007)

•	Mr Seamus French, Vice President Business Excellence (until 13 August 2007)

•	Mr Diego Hernandez, President Base Metals

•	Mr Graeme Hunt, President Aluminium (up until 11 July 2007, President Uranium and Olympic Dam Development)

•	Mr Marius Kloppers, Group Executive and Chief Executive Non-Ferrous and executive Director

•	Mr Chris Lynch, Group President, Carbon Steel Materials and executive Director (until 30 June 2007)

•	Ms Rebecca McDonald, President Gas and Power

•	Mr David Murray, President Coal

•	Mr Tom Schutte, President Marketing

•	Mr Mahomed Seedat, President Energy Coal (until 8 March 2007)

•	Mr Nelson Silva, President Aluminium (from 11 July 2007)

•	Mr Jimmy Wilson, President Stainless Steel Materials

•	Mr J Michael Yeager, Group Executive and Chief Executive Petroleum

6.8 Business Conduct

Guide to Business Conduct

We have published a Guide to Business Conduct, which is available in eight languages. The Guide reflects our Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally, interacting with communities, governments and business partners and general workplace behaviour. The Guide applies to Directors and to all employees, regardless of their position or location. Consultants, contractors and business partners are also expected to act in accordance with the Guide. The Guide to Business Conduct can be found at our website at www.bhpbilliton.com/aboutus/governance.

Insider Trading

We have a Securities Dealing Code that covers dealings by Directors and identified employees and a Securities Dealing Policy that covers dealings by all other employees. Both these documents restrict dealings by Directors and employees in shares and other securities during designated prohibited periods and at any time that they are in possession of unpublished price sensitive information. A copy of the Securities Dealing Code and Securities Dealing Policy can be found at our website at www.bhpbilliton.com/aboutus/governance.

Global Ethics Panel

The CEO has formed a Global Ethics Panel to:

•	advise on matters affecting the values and behaviours of the Group

•	assist business leaders in assessing acceptable outcomes on issues of business ethics

•	review the rationale, structure and content of the Guide to Business Conduct and propose changes

•	promote awareness and effective implementation of the Guide to Business Conduct

Panel members have been selected on the basis of their knowledge of and experience in contemporary aspects of ethics and culture that are relevant to the Group and consists of both employees and external members. The Panel is chaired by the Group Executive and Chief People Officer.

Employee Help lines

We have established regional help lines so that employees can seek guidance or express concerns on business-related issues. Reports can be made anonymously and without fear of retaliation. A fraud hotline facility is available for reporting cases of suspected misappropriations, fraud, bribery or corruption. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Levels of activity and support processes for the employee and fraud help lines are monitored with activity reports presented to the RAC and the Board. Further information on the Business Conduct Helpline and fraud hotline can be found in the Guide to Business Conduct.

Political Donations

We maintain a position of impartiality with respect to party politics and do not contribute funds to any political party, politician or candidate for public office. We do, however, contribute to the public debate of policy issues that may affect our business in the countries in which we operate.

Key activities during the year

In November 2006 the CEO accepted the findings of the internal review into the matters raised by the Royal Commission of Inquiry established by the Australian Government into certain Australian companies in relation to their involvement with the United Nations Oil-for-Food Programme and adopted the recommendations of the internal review. The conclusions reached by the internal review were consistent with the findings of the Commissioner that there was no breach of law by the BHP Billiton Group. The internal review recommended that a number of actions be taken to enhance our systems and processes and these actions have been implemented.

6.9        Market Disclosure

We are committed to maintaining the highest standards of disclosure ensuring that all investors and potential investors have the same access to high-quality, relevant information in an accessible and timely manner to assist them in making informed decisions. A Disclosure Committee manages our compliance with the market disclosure obligations and is responsible for implementing reporting processes and controls and setting guidelines for the release of information.

Disclosure Officers have been appointed in each of the Group’s CSGs and functional departments. These officers are responsible for identifying and providing the Disclosure Committee with material information about the activities of the CSG or functional areas using disclosure guidelines developed by the Committee.

To safeguard the effective dissemination of information we have developed a Market Disclosure and Communications Policy which outlines how we identify and distribute information to shareholders and market participants. A copy of the Market Disclosure and Communications Policy is available at www.bhpbilliton.com/aboutus/governance.

Copies of announcements to the stock exchanges on which we are listed, investor briefings, half yearly financial statements, the Annual Report and other relevant information are posted to the Group’s website at www.bhpbilliton.com. Any person wishing to receive advice by email of news releases can subscribe at www.bhpbilliton.com.

6.10 Conformance with Corporate Governance Standards

Our compliance with the governance standards in each of the jurisdictions in which we operate is summarised in this Statement, the Remuneration Report, the Directors’ Report and the financial statements.

The Listing Rules of the UK Listing Authority require UK-listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, which are contained in Section 1 of the Combined Code, and explain the reasons for any non-compliance.

The Listing Rules of the Australian Securities Exchange require Australian-listed companies to report on the extent to which they meet the Principles and Recommendations published by the Australian Securities Exchange Corporate Governance Council as part of its Principles of Good Corporate Governance (ASX Best Practice Recommendations) and explain the reasons for any non-compliance.

Both the Combined Code and the ASX Best Practice Recommendations require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. We have complied with the provisions set out in Section 1 of the Combined Code and with the ASX Principles and Recommendations throughout the financial period and have continued to comply up to the date of this Annual Report.

A checklist summarising our compliance with the UK Combined Code and the ASX Best Practice Recommendations has been posted to the website at www.bhpbilliton.com/aboutus/governance.

BHP Billiton Limited and BHP Billiton Plc are registrants of the Securities and Exchange Commission in the US. Both companies are classified as foreign private issuers and both have American Depositary Receipts listed on the New York Stock Exchange.

We have reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act (US) including the rules promulgated by the Securities and Exchange Commission and the rules of the NYSE and are satisfied that we comply with those requirements.

Section 303A of the NYSE Listed Company Manual has instituted a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE rules foreign private issuers, such as ourselves, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 (Rule 10A-3) and certain notification provisions contained in Section 303A of the Listed Company Manual. Section 303A.11 of the Listed Company Manual, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by US-listed companies under the NYSE corporate governance standards. Following a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE Listed Company Manual that would otherwise currently apply to foreign private issuers, the following differences were identified:

•

our Nomination Committee Charter does not include the purpose of developing and recommending to the Board a set of corporate governance principles applicable to the corporation. We believe that this task is integral to the governance of the Group and is therefore best dealt with by the Board as a whole

•

Rule 10A-3 of the Securities Exchange Act of 1934 requires NYSE-listed companies to ensure that their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While the RAC is directly responsible for remuneration and oversight of the External Auditor, the ultimate responsibility for appointment and retention of External Auditors rests with our shareholders, in accordance with UK law and our constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are in turn reported to shareholders

While the Board is satisfied with its level of compliance with the governance requirements in Australia, the UK and the US, it recognises that practices and procedures can always be improved, and there is merit in continuously reviewing its own standards against those in a variety of jurisdictions. The Board’s program of review will continue throughout the year ahead.

6.11 Controls and procedures

Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2007. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP Billiton in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP Billiton’s management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our management, including the CEO and CFO, have concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

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

Management’s assessment of our internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Act of 1934). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Controls – Integrated Framework, issued by the Sponsoring Organisation of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Company maintained effective internal control over financial reporting as at 30 June 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accounting firms, KPMG and KPMG Audit Plc, have issued an audit report on our management’s assessment of our internal control over financial reporting which is contained on page F-3 of this Annual Report.

There have been no changes in our internal control over financial reporting during the year ended 30 June 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal Accountant Fees and Services.

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

An exception can be made to the above policy where such an exception is in our interests and appropriate arrangements are put in place to ensure the integrity and independence of the external auditor. Any such exception requires the specific prior approval of our Risk and Audit Committee and must be reported to our Board. No exceptions were approved during the year ended 30 June 2007.

In addition, our Risk and Audit Committee approved no services during the year ended 30 June 2007 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

7.0 REMUNERATION REPORT

7.1 The Remuneration Committee

The Committee is committed to the principles of accountability and transparency, and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. Operating under delegated authority from the Board, its activities are governed by Terms of Reference (adopted by the Board in June 2006), which are available on our website. The Committee focuses on:

•

Remuneration policy and its specific application to the CEO, the executive Directors and other executives reporting to the CEO (Office of Chief Executive - OCE) as well as the general application to all our employees

•	The determination of levels of reward to the CEO, the executive Directors and other members of the OCE

•	Providing guidance to the Chairman on evaluating the performance of the CEO

•	Effective communication with shareholders on the remuneration policy and the Committee’s work on behalf of the Board.

The members of the Committee during FY2007 were Dr John Buchanan (Chairman), Mr Carlos Cordeiro, Dr David Jenkins and the Hon E. Gail de Planque. The Committee met seven times in FY2007, and attendance at those meetings is set out in section 6.4.1 of this Annual Report. At the invitation of the Committee, Mr Don Argus (the Group Chairman), Mr Charles Goodyear (the CEO), Mr Marcus Randolph (in his capacity as Chief Organisation Development Officer) and Ms Karen Wood (in her capacity as Chief Governance Officer and Group Company Secretary) attended meetings except where matters associated with their own remuneration were considered. Mr Derek Steptoe (Vice President Group Remuneration) also attended meetings by invitation. A report from the Committee and details of Board and Committee performance appear in sections 6.4.1 and 6.5.2 of this Annual Report.

The Committee has access to advice and views from those invited to attend meetings, as mentioned above, and can draw on services from a range of external sources including remuneration consultants. A list of all consultants, together with the type of services supplied and whether services are provided elsewhere in the Group, is available on our website. Kepler Associates LLP, independent advisers to the Committee, supplies specialist remuneration advice. They do not provide any other services to the Group.

7.2 Reporting requirements

The senior management team of the Group during FY2007 was the Office of Chief Executive (OCE). In July 2007, the name of this group changed to the Group Management Committee (GMC). The role of the GMC is consistent with the role of the OCE as it operated throughout the year. The names and titles of the members of the OCE who served during the year are set out in section 7.4 of this Report. Australian and International Financial Reporting Standards require BHP Billiton to make certain disclosures for ‘key management personnel’ (KMP). KMP is defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.

For the purposes of this Report, it has been determined that the KMP are the Directors and the members of the OCE who served during FY2007. In addition, the Australian Corporations Act 2001 requires BHP Billiton to make certain disclosures in respect of the five highest-paid executives below Board level. In FY2007, the five highest-paid executives below Board level were all members of the OCE and are, therefore, already included as KMP.

7.3 Remuneration policy and structure

The Committee recognises that we operate in a global environment and that our performance depends on the quality of our people. It keeps the remuneration policy under regular review to ensure it is appropriate for the needs of the Group.

7.3.1 Key principles of our remuneration policy

The key principles of our remuneration policy are to:

•	Provide competitive rewards to attract, motivate and retain highly-skilled executives willing to work around the world
•	Apply demanding key performance indicators (KPIs), including financial and non-financial measures of performance
•	Link a large component of pay to our performance and the creation of value for our shareholders
•	Ensure remuneration arrangements are equitable and facilitate the deployment of human resources around our businesses
•	Limit severance payments on termination to pre-established contractual arrangements that do not commit us to making unjustified payments.

The Committee is confident that these principles, which were applied in the year under review, and will be applied in FY2008 and beyond, continue to meet the Group’s objectives.

The remuneration paid and payable to members of the OCE (including executive Directors) in respect of FY2007 is disclosed in this Report. It comprises fixed and at risk components. The manner in which these components are determined is outlined in this section. The actual remuneration paid and payable is set out in the tables in sections 7.5.1 and 7.5.5 of this Report. Remuneration paid to non-executive Directors is set out in section 7.6.2.

7.3.2 Service contracts

It is our policy that service contracts have no fixed term, but are capable of termination on 12 months’ notice and that we retain the right to terminate the contract immediately by making a payment equal to 12 months’ base salary and retirement benefit contribution in lieu of notice. All members of the OCE have service contracts (see section 7.4.5 of this Report for full details). These contracts typically outline the components of remuneration paid, but do not prescribe how remuneration levels are to be modified from year-to-year.

7.3.3 Fixed remuneration

Fixed remuneration is made up of base salary, retirement and other benefits. It represents approximately 34 per cent of the individual’s remuneration package (based on target performance and using Expected Values for share awards).

Base salary is targeted at industry average levels for comparable roles in global companies of similar complexity and size. Market data are used to benchmark salary levels and to inform decisions on base salary changes. Base salaries are set by reference to the scope and nature of the individual’s performance and experience, and are reviewed each year. The review takes into account any change in the scope of the role performed by the individual, any changes required to meet the principles of the remuneration policy and our market competitiveness.

Retirement benefits for new entrants are delivered under defined contribution plans. All defined benefit plans are now closed to new entrants. Employees who participate in these legacy defined benefit plans continue to accrue benefits in such plans for both past and future service unless they have opted to transfer to a defined contribution plan.

Other benefits include health insurance, relocation costs, life assurance, car allowances and tax advisory services as applicable. All such benefits are non-pensionable.

7.3.4 At risk remuneration

At risk remuneration is geared to Group performance and is made up of short-term and long-term incentives. It represents approximately 66 per cent of the individual’s remuneration package (based on target performance and using Expected Values for share awards).

Short-term incentives are delivered annually under the Group Incentive Scheme (GIS). Awards under the GIS are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options (to encourage employee retention and share ownership). These Deferred Shares and/or Options are subject to a two-year vesting period before they can be exercised. If, during that period, an individual resigns without the Committee’s consent, or is dismissed for cause, their entitlement to them is forfeited. Members of the OCE each have a target cash award of 70 per cent of base salary and a maximum award of 105 per cent.

The GIS incentivises employees to achieve annual goals linked to the business strategy, budget and personal objectives. Measures are set to reflect the critical KPIs of the Group in a combination of financial and non-financial areas. The key Group measures in FY2007, and in FY2008, are Health and Safety, Shareholder Value Added and Net Present Value Added. In addition, each member of the OCE has personal KPIs based on their key area of responsibility. Members of the OCE have approximately 80 per cent Group-based measures and 20 per cent personal measures. In light of Mr Goodyear’s planned retirement as CEO on 30 September 2007, and from the Group on 1 January 2008, his personal measures will be weighted toward the CEO transition.

The Committee believes that the KPIs set and the relative weightings given to the different categories of KPI effectively incentivise short-term performance. At the end of each year, the performance level achieved against each KPI is measured and awards are calculated and paid according to the level of performance.

Long-term incentives, in the form of Performance Shares, are awarded annually under the Long Term Incentive Plan (LTIP). The diversified natural resources industry is capital intensive, cyclical and long term. Outstanding performance comes from accessing high-quality resources, successfully developing new projects and maintaining efficient and safe operations. The Committee believes that in this environment, success can best be measured by our Total Shareholder Return (TSR) performance relative to the TSR of an index of a peer group of companies weighted 75 per cent to mining and 25 per cent to oil and gas (the Index).

The Performance Hurdle applicable to the awards granted in December 2006, and to those to be granted in December 2007, requires BHP Billiton’s TSR over a five-year performance period to be greater than the weighted average TSR of the Index. To the extent that the Performance Hurdle is not achieved, awards are forfeited. There is no retesting.

For all Performance Shares to vest, BHP Billiton’s TSR must exceed the weighted average TSR of the Index by a specified percentage, determined each year by the Committee. Since the establishment of the LTIP in 2004, this percentage has been set each year at 5.5 per cent. This annual amount equates to exceeding the weighted average TSR of the Index over the five-year performance period by more than 30 per cent. For performance between the weighted average TSR of the Index and 5.5 per cent per annum above the Index, vesting occurs on a sliding scale.

In the event that the Committee does not believe that BHP Billiton’s TSR properly reflects the financial performance of the Group, it retains the discretion to lapse the Performance Shares. It is anticipated that such discretion would only be used in exceptional circumstances.

The maximum award that may be made to a participant in any one financial year is limited by the rules of the LTIP to an award with an Expected Value of twice their annual base salary. Expected Value has been used because it enables the Committee to set total target remuneration levels for the CEO and his direct reports, taking into account the degree of difficulty of the LTIP Performance Hurdle and the consequent probability of awards vesting, together with ensuring that awards are externally competitive. It can be defined as the average outcome weighted by probability, and takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors including volatility and forfeiture risk.

Participants of the GIS and the LTIP are eligible to receive a payment equal to the dividend amount that would have been earned on the underlying shares represented by the Deferred Shares, Options and Performance Shares awarded to those participants (the Dividend Equivalent Payment). The Dividend Equivalent Payment is made to the participants once the underlying shares are issued or transferred to them. No Dividend Equivalent Payment is made in respect of Deferred Shares, Options and Performance Shares that lapse.

7.3.5 Share ownership guidelines

Participation in the GIS and the LTIP is approved by the Committee, and participants may be required to hold a minimum number of BHP Billiton shares (Minimum Shareholding Requirement - MSR), the level of which is determined by the Committee, throughout their period of participation in the schemes. The current MSR for the CEO and his direct reports is 50 per cent of one year’s base salary on an after-tax basis, calculated using the year-end BHP Billiton share price.

The CEO and his direct reports are subject to a policy governing the use of hedge arrangements over BHP Billiton shares. This prohibits them from entering into hedge arrangements in relation to unvested shares and options and shares forming part of their MSR. Any permitted hedge arrangements require advance clearance under our Securities Dealing Code from specified officers and must be disclosed in this Report. None of these individuals currently has any hedge arrangement in place.

7.4 Office of Chief Executive remuneration details

This section contains information on the members of the OCE, including the executive Directors, who served during FY2007.

The executive Directors who served during the year were Mr Charles Goodyear (CEO), Mr Marius Kloppers (Group President, Non-Ferrous Materials, and CEO-designate), Mr Chris Lynch (Group President, Carbon Steel Materials) and Mr Miklos Salamon (Executive President). Mr Salamon and Mr Lynch stood down as Directors on 26 October 2006 and 30 June 2007 respectively.

In addition to the executive Directors, the other executives who served as members of the OCE during the year were Mr John Fast (Chief Legal Counsel and Head of External Affairs), Mr Robert Kirkby (Executive President), Mr Marcus Randolph (Chief Organisation Development Officer), Mr Alex Vanselow (Chief Financial Officer), Ms Karen Wood (Chief Governance Officer and Group Company Secretary) and Mr J Michael Yeager (Group President Energy). Mr Kirkby retired on 31 December 2006.

7.4.1 Marius Kloppers’ remuneration on appointment as CEO

The Committee has determined that Mr Kloppers will be remunerated in line with the policy and incentive structures that applied to Charles Goodyear. With effect from 1 October 2007 (on his succession as CEO), Mr Kloppers’ gross base salary will be US$1,850,000 per annum. His annual target cash award will be 70 per cent of base salary with a maximum award of 105 per cent. His remuneration will also include an annual retirement benefit of 40 per cent of base salary. At the 2007 Annual General Meetings, shareholders will be asked to approve an award to Mr Kloppers of 400,000 Performance Shares. This award equates to an approximate face value of 4.75 times base salary or an Expected Value of approximately 1.4 times base salary.

7.4.2 Summary of remuneration arrangements

Total remuneration for members of the OCE is divided into two components: fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles that contribute to our overall profitability and performance.

7.4.3 Short-term incentives (at risk)

Actual cash awards for the year ended 30 June 2007 were as follows (1):

	Actual GIS cash award (% of base salary)
	Year ended 30 June 2007	Year ended 30 June 2006
Executive Directors
Charles Goodyear	85.0	74.2
Marius Kloppers	93.0	74.0
Chris Lynch	91.0	69.5
Miklos Salamon (2)	N/A	69.0
Other members of the OCE
John Fast	87.0	68.7
Robert Kirkby (3)	70.0	67.1
Marcus Randolph	93.0	73.7
Alex Vanselow	101.0	67.5
Karen Wood	102.0	70.1
J Michael Yeager	105.0	83.2

Notes

(1)	Cash awards are paid in September following the release of our annual results. They are matched with a grant of Deferred Shares and/or Options made after the Annual General Meetings.
(2)	Miklos Salamon stepped down as a Director on 26 October 2006 and did not participate in the short-term incentive scheme for FY2007.
(3)	Robert Kirkby’s annual cash award has been pro-rated to reflect his period of service from 1 July 2006 to his retirement date, 31 December 2006.

7.4.4 Long-term incentives (at risk)

All shares under award form part of an individual’s at risk remuneration. The extent to which the Performance Shares will vest is dependent on the extent to which the Performance Hurdle is met and continued employment. A summary of interests in incentive schemes held by members of the OCE, including the number of awards granted in FY2007, is shown in section 7.5.2 of this Report.

7.4.5 Service contracts and termination provisions

The service contracts for the CEO and his direct reports have no fixed term. They typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year-to-year. With the exception of John Fast, whose arrangements were determined at the time of the merger of BHP Limited and Billiton Plc in 2001, the contracts are capable of termination on 12 months’ notice. In addition, we retain the right to terminate a contract immediately by making a payment equal to 12 months’ base salary plus retirement benefits for that period.

Name	Employing company	Date of contract	Notice period – Employing company	Notice period – Employee
Executive Directors
Charles Goodyear	BHP Billiton Limited, BHP Billiton Plc	21 August 2003	12 months	3 months
Marius Kloppers	BHP Billiton Plc	19 February 2001, as amended on 31 August 2004	12 months	6 months

Chris Lynch	BHP Billiton Limited	31 August 2004 and 16 August 2006	12 months	6 months

Other members of the OCE
John Fast	BHP Billiton Limited	19 July 2001	3 months	3 months
Marcus Randolph	BHP Billiton Limited	13 December 2005	12 months	6 months
Alex Vanselow	BHP Billiton Minerals Service Company Limited	14 June 2006	12 months	6 months
Karen Wood	BHP Billiton Limited	21 February 2006	12 months	6 months
J Michael Yeager	BHP Billiton Petroleum (Americas) Limited	21 March 2006	12 months	6 months

Entitlements under the GIS, LTIP and Retirement Plans on ceasing employment

The rules of the GIS and LTIP cover any entitlements participants might have on termination in relation to short-term and long-term incentives. They outline the circumstances in which all participants would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted, but which had not vested at the date of termination. The rules of the GIS and LTIP provide that should a participant cease employment for any reason other than death/disability, resignation or termination for cause, the following would apply:

•	Deferred Shares and Options already granted would vest in full
•

Participants would have a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the commencement of the relevant performance period to the date of departure and would only become exercisable to the extent that the Performance Hurdles are met.

The Committee regards it as an important principle that where a participant resigns without the Committee’s consent, or their employment is terminated for cause, they forfeit the entitlement to their unvested Deferred Shares, Options and Performance Shares.

The rules of the GIS outline the circumstances in which participants would be entitled to a cash award for the performance year in which they cease employment. Such circumstances depend on the reason for leaving. The only circumstances in which the Committee has considered using its discretion to allow members of the OCE to receive a cash award in event of departure is for those individuals who have retired or are retiring.

On retirement, the CEO and his direct reports will receive any entitlements accrued under the rules of their respective retirement plans and as defined under their contractual arrangements.

7.4.6 Retirement benefits

For service after 1 January 2003, retirement, death and disability benefits were aligned, where possible, for members of the OCE. With the exception of Marius Kloppers, Miklos Salamon and Alex Vanselow, members of the OCE receive only a defined contribution entitlement. To deliver the retirement promise, the individual is given a choice of funding vehicles, including their current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash payment in lieu.

Executive Directors with defined benefit promises

Marius Kloppers has had the choice of a (1) ‘defined benefit’, (2) ‘defined contribution’ underpinned by a defined benefit promise, or (3) ‘cash in lieu’ pension entitlement for each year since 1 July 2001. He has elected to take cash in lieu for each year except for FY2004 when he elected to take a defined contribution entitlement with a defined benefit underpin. Mr Kloppers retains the option to convert the entitlement accrued in the defined contribution fund to a defined benefit entitlement. However, since the value of his defined contribution entitlement (US$556,390) exceeds the transfer value of the defined benefit underpin that he would be entitled to should he revert to the defined benefit promise (US$390,200) (both measured at 30 June 2007), the entitlement is being treated on a defined contribution basis. Upon his succession as CEO on 1 October 2007, Mr Kloppers will relinquish all future defined benefit entitlements.

Miklos Salamon retired as an employee on 1 September 2006. On retirement, he became entitled to a pension under non-contributory defined benefit pension arrangements set up by BHP Billiton Plc and BHP Billiton Services Jersey Limited. The pension payable equated to two-thirds of base salary, with contingent spouse’s pension, and was reduced because payment commenced before the normal retirement age of 60. In accordance with the rules of the scheme, all pensions in payment will be indexed in line with the UK Retail Price Index. The disclosures for Mr Salamon are provided below:

Miklos Salamon – Defined benefits pension
US dollars
Amount by which the annual pension entitlement has increased during the two month period ended 1 September 2006(1)	Total annual pension entitlement at 1 September 2006 (2)	Difference in transfer values (3)	Estimated capital value (transfer value) of total accrued pension (2)
			1 September 2006	30 June 2006
62,762	936,762	5,789,329	19,987,198	14,197,869

Notes

(1)	Due to exchange rate movements.
(2)	The following information in respect of Mr Salamon’s retirement benefits, quoted as at 30 June 2007, is presented to satisfy the requirements of Schedule 7A of the UK Companies Act 1985:
•

At 30 June 2007, the total annual pension entitlement is US$27,852, with a corresponding transfer value of US$740,496. The decrease compared with Mr Salamon’s entitlements immediately prior to his retirement is due to the fact that he took the majority of his pension entitlement as a one-off cash payment upon retirement

•

The decrease in the accrued annual pension entitlement compared with 30 June 2006, after making allowance for inflation of 4.3 per cent, is US$999,070. The transfer value of this decrease is US$15,974,904. The majority of the decrease is attributable to the fact that most of the benefit was taken as a cash lump sum

•	For FY2006, the decrease in the accrued pension, after making an allowance for inflation of 3.3 per cent, is US$2,532. The transfer value of the decrease is US$41,149.
(3)	Increase is primarily due to early retirement.

7.4.7 Post-30 June 2007 departures

Charles Goodyear will retire from the Group on 1 January 2008. Until that date, he will receive his normal contractual entitlements. In respect of entitlements under the GIS and LTIP, he will be treated in line with the Group’s policy for such events. He will be entitled to have Deferred Shares transferred to him in full on leaving, receive a cash award for the period served subject to performance achievement, and retain a pro-rated amount of his Performance Shares, which will vest at the end of the performance period to the extent that Performance Hurdles have been achieved. On retiring, he will be entitled to receive the accumulated value of funds under the Retirement Savings Plan.

Chris Lynch retired from the Group on 31 August 2007. In respect of entitlements under the GIS and LTIP, he was treated in line with the Group’s policy for such events. He was entitled to have Deferred Shares transferred to him in full on leaving, and retains a pro-rated amount of his Performance Shares, which will vest at the end of the performance period to the extent that Performance Hurdles have been achieved. In respect of his GIS participation for FY2007, an amount equal to his GIS cash award was paid in lieu of the award of Deferred Shares. On retiring, he was entitled to receive the accumulated value of benefits under the Australian Superannuation Fund and the Retirement Savings Plan.

John Fast will leave the Group in September 2007. On leaving, he will be paid a termination payment in accordance with his contractual arrangements, equivalent to 21 months’ base salary. In respect of entitlements under the GIS and LTIP, he will be treated in line with the Group’s policy for such events. He will be entitled to have Deferred Shares transferred to him in full on leaving, and retain a pro-rated amount of his Performance Shares, which will vest at the end of the performance period to the extent that Performance Hurdles have been achieved. In respect of his GIS participation for FY2007, an amount equal to his GIS cash award will be paid in lieu of the award of Deferred Shares. On leaving, he will be entitled to receive the accumulated value of benefits under the Australian Superannuation Fund.

7.5 Office of Chief Executive remuneration and share awards

7.5.1 Summary of remuneration for executive Directors

The following table sets out the fixed and at risk remuneration for the executive Directors for the year ended 30 June 2007. At risk remuneration consists of the annual cash award to be paid in respect of FY2007 and the Expected Values of the share incentive awards granted in December 2006. A remuneration table prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001 and relevant accounting standards, is provided at the end of this section.

US dollars	Base salary	Retirement Benefits	Other benefits	Total fixed remuneration	Annual cash award	Expected Value Performance Shares	Expected Value Deferred Shares	Total at risk remuneration
Charles Goodyear (1) (2)	1,777,500	853,200	100,762	2,731,462	1,517,985	3,523,448	1,046,154	6,087,587
Marius Kloppers (1) (2)	1,008,036	416,364	34,575	1,458,975	1,025,000	1,222,023	628,710	2,875,733
Chris Lynch (2)	1,008,036	349,789	-	1,357,825	2,000,000	1,337,887	597,879	3,935,766
Miklos Salamon (1) (3)	473,796	-	189,873	663,669	-	-	-	-

Notes

(1)

Other benefits include the following: payments in respect of accrued leave to Miklos Salamon; and payment of professional fees in respect of tax compliance and consulting for Charles Goodyear and Marius Kloppers.

(2)

The annual cash award for Chris Lynch includes an amount equal to his GIS cash award in lieu of Deferred Shares in respect of FY2007. The Deferred Shares in respect of FY2007 for Charles Goodyear and Marius Kloppers will be granted in December 2007.

(3)	Base salary for Miklos Salamon reflects the period from 1 July 2006 to his retirement date.

7.5.2 Share awards

The following tables set out the interests held by members of the OCE in BHP Billiton’s incentive schemes, and include ordinary shares under award and ordinary shares under option.

With the exception of Marius Kloppers and Miklos Salamon, whose awards were over BHP Billiton Plc ordinary shares, members of the OCE were granted awards over BHP Billiton Limited ordinary shares. No member of the OCE elected to receive Options under the GIS in December 2006. All vested GIS Deferred Shares, GIS Performance Shares, PSP Performance Rights, GIS Options and ESP Options are exercisable.

No further awards of GIS Performance Shares, ESP Options and PSP Performance Rights will be granted.

Awards of Performance Shares under the LTIP (including the number of shares awarded in FY2007)

In accordance with the rules of the LTIP, no Performance Shares vest, or can be exercised, prior to the end of the performance period unless a participant ceases employment due to death, serious injury, disability or illness, which renders the participant incapable of continuing employment. The first vesting date will be in August 2009.

The index of peer group companies for the LTIP Performance Shares, since its implementation in 2004, comprises the following companies: Alcan, Alcoa, Alumina, Anglo American, BG Group, BP, Companhia Vale do Rio Doce, ConocoPhillips, Exxon Mobil, Falconbridge, Freeport McMoRan, Impala, Inco, Marathon Oil, Newmont Mining, Norilsk, Phelps Dodge, Rio Tinto, Shell, Total, Unocal, Woodside Petroleum and Xstrata. A description of the Performance Hurdle applying to the LTIP Performance Shares is set out in section 7.3.4 of this Report.

Name	Date of grant	At 1 July 2006	Granted	Vested	Lapsed	At date of resignation as a Director (26 October 2006)	At 30 June 2007		Date award vests and becomes exercisable(1)
Executive Directors
Charles Goodyear	7 Dec 2006(2)	-	592,558	-	-	n/a	592,558		Aug 2011
	5 Dec 2005	600,000	-	-	-		600,000		Aug 2010
	3 Dec 2004	500,000	-	-	-		500,000		Aug 2009
Total		1,100,000	592,558	-	-		1,692,558
Marius Kloppers	7 Dec 2006(2)	-	225,000	-	-	n/a	225,000		Aug 2011
	5 Dec 2005	225,000	-	-	-		225,000		Aug 2010
	3 Dec 2004	225,000	-	-	-		225,000		Aug 2009
Total		450,000	225,000	-	-		675,000
Chris Lynch	7 Dec 2006(2)	-	225,000	-	-	n/a	225,000		Aug 2011
	5 Dec 2005	225,000	-	-	-		225,000		Aug 2010
	3 Dec 2004	225,000	-	-	-		225,000		Aug 2009
Total		450,000	225,000	-	-		675,000
Miklos Salamon	5 Dec 2005	300,000	-	-	230,000(3)	70,000	70,000	(3)	Aug 2010
	3 Dec 2004	300,000	-	-	170,000(3)	130,000	130,000	(3)	Aug 2009
Total		600,000	-	-	400,000	200,000	200,000
Other members of the OCE
John Fast	7 Dec 2006(2)	-	175,000	-	-	n/a	175,000		Aug 2011
	5 Dec 2005	175,000	-	-	-		175,000		Aug 2010
	3 Dec 2004	175,000	-	-	-		175,000		Aug 2009
Total		350,000	175,000	-	-		525,000
Robert Kirkby	7 Dec 2006(2)	-	225,000	-	202,500(3)	n/a	22,500	(3)	Aug 2011
	5 Dec 2005	225,000	-	-	157,500(3)		67,500	(3)	Aug 2010
	3 Dec 2004	225,000	-	-	112,500(3)		112,500	(3)	Aug 2009
Total		450,000	225,000	-	472,500		202,500
Marcus Randolph	7 Dec 2006(2)	-	175,000	-	-	n/a	175,000		Aug 2011
	5 Dec 2005	110,000	-	-	-		110,000		Aug 2010
	3 Dec 2004	110,000	-	-	-		110,000		Aug 2009
Total		220,000	175,000	-	-		395,000
Alex Vanselow	7 Dec 2006(2)	-	225,000	-	-	n/a	225,000		Aug 2011
	5 Dec 2005	110,000	-	-	-		110,000		Aug 2010
	3 Dec 2004	110,000	-	-	-		110,000		Aug 2009
Total		220,000	225,000	-	-		445,000
Karen Wood	7 Dec 2006(2)	-	175,000	-	-	n/a	175,000		Aug 2011

Name	Date of grant	At 1 July 2006	Granted	Vested	Lapsed	At date of resignation as a Director (26 October 2006)	At 30 June 2007	Date award vests and becomes exercisable(1)
	5 Dec 2005	80,000	-	-	-		80,000	Aug 2010
	3 Dec 2004	80,000	-	-	-		80,000	Aug 2009
Total		160,000	175,000	-	-		335,000
J Michael Yeager	7 Dec 2006(2)	-	225,000	-	-	n/a	225,000	Aug 2011
	26 Apr 2006	325,000	-	-	-		325,000	Aug 2010
Total		325,000	225,000	-	-		550,000

Notes

(1)

The performance period for each award ends on 30 June in the year the award vests and becomes exercisable. The expiry date of awards is the day prior to the fifth anniversary of the date the award vests and becomes exercisable.

(2)	The market prices on date of grant were A$26.40 and £9.72. The fair values, estimated using a Monte Carlo simulation, were A$8.02 and £2.50.
(3)

In accordance with the LTIP rules, a proportion of the original share award lapsed when Miklos Salamon and Robert Kirkby retired from the Group. Awards have been pro- rated to reflect the period of service from the start of each performance period to the date of retirement.

Awards of Deferred Shares under the GIS (including the number of shares awarded in FY2007)

Name	Date of grant	At 1 July 2006	Granted	Vested	Lapsed	Exercised	At date of resignation as a Director (26 October 2006)	At 30 June 2007	Date award vests and becomes exercisable(1)	Market price on date of exercise	Aggregate gain of shares exercised
Executive Directors
Charles Goodyear	7 Dec 2006(2)	-	56,691	-	-	-	n/a	56,691	Aug 2008	-	-
	5 Dec 2005	76,569	-	-	-	-		76,569	22 Aug 2007	-	-
	3 Dec 2004	44,601	-	44,601	-	44,601		-	23 Aug 2006(3)	A$27.70	A$1,235,448
Total		121,170	56,691	44,601		44,601		133,260
Marius Kloppers	7 Dec 2006(2)	-	37,300	-	-	-	n/a	37,300	Aug 2008	-	-
	5 Dec 2005	52,771	-	-	-	-		52,771	22 Aug 2007	-	-
	3 Dec 2004	60,548	-	60,548	-	60,548		-	23 Aug 2006(3)	£10.2409	£620,066
Total		113,319	37,300	60,548		60,548		90,071
Chris Lynch	7 Dec 2006(2)	-	32,399	-	-	-	n/a	32,399	Aug 2008	-	-
	5 Dec 2005	43,670	-	-	-	-		43,670	22 Aug 2007	-	-
	3 Dec 2004	55,908	-	55,908	-	55,908		-	23 Aug 2006(3)	A$27.70	A$1,548,652
	21 Nov 2003	61,010	-	-	-	61,010		-	Vested prior to 1	A$27.70	A$1,689,977
Total		160,588	32,399	55,908		116,918		76,069	July 2006
Miklos Salamon	5 Dec 2005	73,743	-	73,743	-	73,743	-	-	1 Sept 2006(4)	£10.2409	£755,195
	3 Dec 2004	80,151	-	80,151	-	80,151	-	-	23 Aug 2006(3)	£9.9150	£794,697
Total		153,894	-	153,894	-	153,894	-	-
Other members of the OCE
John Fast	7 Dec 2006(2)	-	25,825	-	-	-	n/a	25,825	Aug 2008	-	-
	5 Dec 2005	39,575	-	-	-	-		39,575	22 Aug 2007	-	-
	3 Dec 2004	53,908	-	53,908	-	-		53,908	23 Aug 2006(3)	-	-
	21 Nov 2003	54,782	-	-	-	-		54,782	Vested prior to 1	-	-
Total		148,265	25,825	53,908				174,090	July 2006
Robert Kirkby	7 Dec 2006(2)	-	30,577	30,577	-	-	n/a	30,577	31 Dec 2006(4)	-	-
	5 Dec 2005	47,448	-	47,448	-	-		47,448	31 Dec 2006(4)	-	-
	3 Dec 2004	57,450	-	57,450	-	57,450		-	23 Aug 2006(3)	A$27.74	A$1,593,663
Total		104,898	30,577	135,475		57,450		78,025
Marcus Randolph	7 Dec 2006(2)	-	29,455	-	-	-	n/a	29,455	Aug 2008	-	-
	5 Dec 2005	32,199	-	-	-	-		32,199	22 Aug 2007	-	-
	3 Dec 2004	44,234	-	44,234	-	44,234		-	23 Aug 2006(3)	A$27.65	A$1,223,070
Total		76,433	29,455	44,234		44,234		61,654
Alex Vanselow	7 Dec 2006(2)	-	23,030	-	-	-	n/a	23,030	Aug 2008	-	-
	5 Dec 2005	25,633	-	-	-	-		25,633	22 Aug 2007	-	-
	3 Dec 2004	27,347	-	27,347	-	27,347		-	23 Aug 2006(3)	A$25.60	A$700,083
Total		52,980	23,030	27,347		27,347		48,663
Karen Wood	7 Dec 2006(2)	-	18,267	-	-	-	n/a	18,267	Aug 2008	-	-
	5 Dec 2005	20,462	-	-	-	-		20,462	22 Aug 2007	-	-
	3 Dec 2004	26,631	-	26,631	-	-		26,631	23 Aug 2006(3)	-	-
	21 Nov 2003	20,684	-	-	-	20,684		-	Vested prior to 1	A$28.00	A$579,152
Total		67,777	18,267	26,631		20,684		65,360	July 2006
J Michael Yeager	7 Dec 2006(2)	-	6,614	-	-	-	n/a	6,614	Aug 2008	-	-

Notes

(1)	The expiry date of awards is the day prior to the third anniversary of the date the award vests and becomes exercisable.

(2)	The market prices on date of grant were A$26.40 and £9.72. The fair values, estimated using a Net Present Value model, were A$22.32 and £8.44.
(3)

The holding period for awards ended on 30 June 2006. 100 per cent of the awards vested and became exercisable on the first non- prohibited date after that (23 August 2006). The market prices on date of vesting were A$28.39 and £10.14. The market prices on date of grant were A$15.28 and £5.91.

(4)

As per the rules of the GIS, the awards of Deferred Shares vested when Miklos Salamon and Robert Kirkby retired. The market prices on the dates their shares vested were £10.07 for Mr Salamon and A$25.30 for Mr Kirkby. The market prices on dates of grant were A$22.03 and £8.90 (2005 Deferred Shares), and A$26.40 and £9.72 (2006 Deferred Shares).

Awards of Performance Shares under the GIS

Name	Date of grant	At 1 July 2006	Granted	Vested(1)	Lapsed(1)	Exercised	At date of resignation as a Director (26 October 2006)	At 30 June 2007	Date award vests and becomes exercisable(2)	Market price on date of exercise	Aggregate gain of shares exercised
Executive Directors
Charles Goodyear	21 Nov 2003	112,375	-	89,900	22,475	89,900	n/a	-	23 Aug 2006(3)	A$27.70	A$2,490,230

Total		112,375	-	89,900	22,475	89,900		-
Marius Kloppers	21 Nov 2003	55,378	-	44,302	11,076	44,302	n/a	-	23 Aug 2006(3)	£10.2409	£453,692

Total		55,378	-	44,302	11,076	44,302		-
Chris Lynch	21 Nov 2003	61,010	-	48,808	12,202	48,808	n/a	-	23 Aug 2006(3)	A$27.70	A$1,351,982
Total	12 Nov 2002	117,117	-	-	-	117,117		-	Vested prior to 1	A$27.70
		178,127	-	48,808	12,202	165,925		-	July 2006		A$3,244,141

Miklos Salamon	21 Nov 2003	89,056	-	71,245	17,811	71,245	-	-	23 Aug 2006(3)	£9.9150	£706,394

Total		89,056	-	71,245	17,811	71,245		-
Other members of the OCE
John Fast	21 Nov 2003	54,782	-	43,826	10,956	-	n/a	43,826	23 Aug 2006(3)	-	-
	12 Nov 2002	115,921	-	-	-	-		115,921	Vested prior to 1	-	-
Total		170,703	-	43,826	10,956			159,747	July 2006
Robert Kirkby	21 Nov 2003	58,031	-	46,425	11,606	46,425	n/a	-	23 Aug 2006(3)	A$27.74	A$1,287,830

Total		58,031	-	46,425	11,606	46,425		-
Marcus Randolph	21 Nov 2003	34,261	-	27,409	6,852	27,409	n/a	-	23 Aug 2006(3)	A$27.65	A$757,859

Total		34,261	-	27,409	6,852	27,409		-
Alex Vanselow	21 Nov 2003	13,859	-	11,087	2,772	11,087	n/a	-	23 Aug 2006(3)	A$25.60	A$283,827

Total		13,859	-	11,087	2,772	11,087		-
Karen Wood	21 Nov 2003	20,684	-	16,547	4,137	-	n/a	16,547	23 Aug 2006(3)	-	-
	12 Nov 2002	42,219	-	-	-	42,219		-	Vested prior to 1	A$28.00	A$1,182,132
Total		62,903	-	16,547	4,137	42,219		16,547	July 2006
J Michael Yeager	-	-	-	-	-	-	n/a	-	-	-	-

Notes

(1)

The performance period ended on 30 June 2006. Based on the performance measured at the end of the performance period 80 per cent of the Performance Shares vested and became exercisable on the first non- prohibited date after that (23 August 2006). The remaining 20 per cent lapsed.

(2)	The expiry date of awards is the day prior to the third anniversary of the date the award vests and becomes exercisable.
(3)	The market prices on date of vesting were A$28.39 and £10.14. The market prices on date of grant were A$10.76 and £4.32.

Awards of Options under the GIS and the Employee Share Plan

Name	Date of grant	Exercise Price payable (A$)	At 1 July 2006	Granted	Vested (1)	Lapsed	Exercised	At 30 June 2007	Date award vests and becomes exercisable	Expiry date
Charles	3 Dec 2004	15.39	180,613	-	180,613	-	-	180,613	23 Aug 2006	22 Aug 2009
Goodyear	21 Nov 2003	11.11	320,725	-	-	-	-	320,725	24 Aug 2005	23 Aug 2008
	3 Apr 2000	7.60	722,785	-	-	-	-	722,785	3 Apr 2003	2 Apr 2010
	23 Apr 1999	6.92	351,065	-	-	-	-	351,065	23 Apr 2002	22 Apr 2009

Notes

(1)

The holding period ended on 30 June 2006. 100 per cent of the awards vested and became exercisable on the first non- prohibited date after that (23 August 2006). The market price on date of vesting was A$28.39. The market price on date of grant was A$15.28.

Awards of Performance Rights under the Performance Share Plan

Name	Date of grant	At 1 July 2006	Granted	Vested	Lapsed	Exercised	At 30 June 2007	Date award vests and becomes exercisable	Market price on date of exercise	Aggregate gain of shares exercised
Executive Directors
Charles	8 Nov 2001 (1)	15,716	-	-	-	-	15,716	Vested prior to 1	-	-
Goodyear								July 2006
Total		15,716	-	-	-	-	15,716
Chris Lynch	8 Nov 2001	98,603	-	-	-	98,603	-	Vested prior to 1	A$27.70	A$2,731,303
								July 2006
Total	1 Nov 2000	43,592	-	-	-	43,592	-	Vested prior to 1	A$27.70	A$1,207,498
		142,195	-	-	-	142,195	-	July 2006
Other members of the OCE
John Fast	8 Nov 2001 (1)	96,384	-	-	-	18,000	78,384	Vested prior to 1	A$30.60	A$550,800
Total		96,384	-	-	-	18,000	78,384	July 2006
Karen Wood	8 Nov 2001 (1)	25,846	-	-	-	-	25,846	Vested prior to 1	-	-
Total								July 2006
		25,846	-	-	-	-	25,846

Note

(1)	The unexercised Performance Rights expire on 30 September 2011.

Awards of Partly Paid Shares under the Executive Share Plan

Name	Date of grant	At 1 July 2006	Granted	Forfeited	Converted	At 30 June 2007	Date award vests and becomes exercisable
Robert	4 Oct 1995 (1)	72,279	-	-	-	72,279	n/a
Kirkby	4 Oct 1994 (2)	108,255	-	-	-	108,255	n/a
Total		180,534	-	-	-	180,534

Notes

(1)	35,000 Partly Paid Shares and 37,279 fully paid bonus shares (held in escrow).
(2)	50,000 Partly Paid Shares and 58,255 fully paid bonus shares (held in escrow).

7.5.3 Estimated value range of awards

The maximum possible value of awards yet to vest to be disclosed under the Australian Corporations Act 2001 is not determinable as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at a date that any award is exercised. An estimate of a maximum possible value of awards for members of the OCE can be made using the highest share price during FY2007, which was A$35.38 and £13.90, multiplied by the number of awards for each scheme. For Options granted to Mr Goodyear, the value is reduced by the exercise price multiplied by the number of Options. The minimum value of awards yet to vest is nil.

7.5.4 Shareplus

Shareplus, an all-employee share purchase plan, was launched in April 2007. Employees may acquire shares up to the value of US$5,000 in any Plan year which is then matched if the employee holds the shares, and remains in employment, until the third anniversary of the start of the Plan year. The first shares will be acquired in September 2007. All executive Directors and members of the OCE were eligible to participate in Shareplus; non-executive Directors were not.

7.5.5 Remuneration for OCE members

The table that appears in this section has been prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001 and relevant accounting standards.

		Short-term employee benefits					Post- employment benefits	Share-based payments
US dollars		Base salary	Annual cash award (9)	Non- monetary benefits	Other benefits	Subtotal: UK requirements (8)	Retirement benefits	Dividend Equivalent Payment value	Value of Deferred Shares	Long-term incentive awards	Total: Australian requirements (8)
Executive Directors
Charles	2007	1,777,500	1,517,985	100,762	-	3,396,247	853,200	234,053	1,486,559	1,849,039	7,819,098
Goodyear
	2006	1,580,000	1,501,187	65,930	-	3,147,117	758,400	496,473	1,001,896	1,107,821	6,511,707

Marius	2007	1,008,036	1,025,000	34,575	-	2,067,611	416,364	126,390	732,037	659,945	4,002,347
Kloppers
	2006	915,359	867,597	1,645	150,000	1,934,601	361,351	199,964	629,312	471,367	3,596,595
	(2)
Chris	2007	1,008,036	2,000,000	-	-	3,008,036	349,789	64,720	430,172	739,182	4,591,899
Lynch	(4)
	2006	870,280	814,562	-	23,582	1,708,424	301,987	192,152	566,437	468,638	3,237,638
	(2)
Miklos	2007	473,796	-	1,916	187,957	663,669	-	13,864	348,237	178,482	1,204,252
Salamon (1)	(3)
	2006	1,311,001	2,063,695	12,374	26,657	3,413,727	-	252,040	603,437	634,771	4,903,975
Other OCE members
John Fast	2007	812,905	1,550,000	-	-	2,362,905	291,833	73,147	346,083	570,543	3,644,511
	(4)
	2006	738,079	649,283	-	-	1,387,362	264,970	157,341	503,725	369,787	2,683,185
Robert	2007	485,293	365,000	701	1,084,468	1,935,462	177,617	26,386	567,817	419,400	3,126,682
Kirkby	(3)
	2006	894,021	768,734	5,042	-	1,667,797	327,212	196,340	578,754	468,298	3,238,401
Marcus	2007	864,282	875,000	44,783	-	1,784,065	293,856	77,123	563,980	439,770	3,158,794
Randolph
	2006	629,048	617,122	13,834	164,556	1,424,560	213,876	95,077	382,631	191,336	2,307,480
	(6)
Alex	2007	838,730	925,000	61,759	175,000	2,000,489	318,717	87,989	518,186	504,070	3,429,451
Vanselow
	2006	186,846	144,749	3,216	175,000	509,811	71,001	25,234	85,855	55,200	747,101
	(6)
Karen	2007	658,500	730,000	-	-	1,388,500	226,524	69,433	404,881	381,210	2,470,558
Wood
	2006	348,779	267,896	1,962	-	618,637	119,980	44,258	160,313	93,767	1,036,955
	(6)
J Michael	2007	964,600	1,012,000	22,260	2,000,000	3,998,860	345,327	66,674	324,551	541,550	5,276,962
Yeager	(5)
	2006	151,667	175,153	2,928	3,000,000	3,329,748	54,297	19,114	7,109	45,603	3,455,871
Philip	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Aiken (7)
	2006	1,036,996	662,976	22,290	632,169	2,354,431	374,355	193,645	554,216	472,885	3,949,532

Notes

(1)	Miklos Salamon stepped down as a Director on 26 October 2006.
(2)	For Marius Kloppers and Chris Lynch the sub-totals and totals for 2006 are for the full financial year. Their sub-total and total remuneration for the proportion of the year they served as executive Directors was US$891,478 and US$1,722,474 for Mr Kloppers, and US$873,516 and US$1,640,730 for Mr Lynch.
(3)	Base salaries for Miklos Salamon and Robert Kirkby reflect the period from 1 July 2006 to their respective retirement dates. Their other benefits include payments in respect of accrued leave.
(4)	The annual cash award for Chris Lynch and John Fast includes an amount equal to their GIS cash award in lieu of Deferred Shares in respect of FY2007.
(5)	Other benefits for J Michael Yeager include the remaining payment made to him for reimbursement for loss of options from previous employment.
(6)	For Marcus Randolph, Alex Vanselow and Karen Wood the FY2006 amounts cover the period they were KMP. Their total remuneration for FY2006 was US$2,734,752 for Mr Randolph, US$2,309,375 for Mr Vanselow and US$1,732,127 for Ms Wood.
(7)	Philip Aiken was a KMP in FY2006, but not in FY2007.
(8)	UK requirements: UK Companies Act 1985. Australian requirements: Australian Corporations Act 2001 and relevant accounting standards.
(9)	Cash awards were approved by the Remuneration Committee. They are calculated by multiplying base salary by the performance achievement for each individual as set out in the table in section 7.4.3. For the purpose of reporting, cash awards paid in currencies other than US dollars were converted to US dollars at the time of approval by the Committee. The amounts will be paid in local currency.

Explanation of terms

Dividend Equivalent Payment value

Participants who are awarded shares under the GIS and the LTIP are entitled to a payment in lieu of dividends. The Dividend Equivalent Payment is equal to the amount that would have been earned over the holding or performance period based on the number of awards that vest, and will be made to the participant on exercise. The value is included in remuneration over the period prior to exercising of the underlying awards and is defined as a cash-settled share-based payment.

Other benefits (including non-monetary benefits)

Includes medical insurance, professional fees paid in respect of tax compliance and consulting, payout of unused leave entitlements, life assurance-related benefits, reimbursement of loss of options from previous employment, car allowance, relocation allowance and expenses where applicable.

Retirement benefits

Charles Goodyear is entitled to receive 48 per cent of his base salary in the form of retirement benefits. He has elected to defer receipt and participate in the Group’s Retirement Savings Plan.

The estimated benefit in respect of pensions includes contributions payable in respect of defined benefit and defined contribution arrangements and actual/notional contributions (for Miklos Salamon and KMP other than Directors) that would have been required to secure defined benefit promises earned in the year.

Value of Deferred Shares

The amounts shown represent the estimated fair value of Deferred Shares earned in the year. The fair value of the Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period. Deferred Shares are equity-settled share-based payments. The actual Deferred Shares will be awarded to participants following the Annual General Meetings in 2007. Participants in the GIS can elect to receive Options instead of Deferred Shares or a combination of both. In December 2006, all KMP who were eligible to participate elected to receive Deferred Shares. Once awarded (subsequent to meeting KPIs and approval at the Annual General Meetings), the only vesting condition is for participants to remain in employment for two further years. Accordingly, the number of shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated fair value of the Deferred Shares forms part of the at risk remuneration appearing throughout this Report. The fair value of Deferred Shares is apportioned to annual remuneration based on the expected future service period, which is normally three years. The vesting of Deferred Shares may be accelerated in the event of leaving or retirement from the Group, in which case the expected future service period is amended.

Long-term incentive awards

Long-term incentive awards is defined as an equity-settled share-based payment in the form of shares. The amount in respect of long-term incentive awards represents the estimated fair value of Performance Shares granted under the LTIP. The estimated fair value has been independently determined using a Monte Carlo simulation methodology taking account of Performance Hurdles, the exercise price, the term of the award, the share price at grant date and expected price volatility of the underlying share, and the risk-free interest rate for the term of the award. Details of outstanding awards and awards vesting in the year are set out in the tables in section 7.5.2 of this Report. The estimated fair value of the award made in any year is allocated in equal amounts to each of the years during the vesting period. The fair value of Performance Shares is apportioned to annual remuneration based on the expected future service period, which is normally five years. Where entitlements to Performance Shares are preserved on leaving or retirement from the Group, the expected future service period is amended.

7.6 Non-executive Directors

The aggregate sum available to remunerate non-executive Directors is currently US$3 million. This sum was redenominated from A$3 million at the 2006 Annual General Meetings to align it with the basis on which fees are set and with the currency used for all our reporting purposes.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which we operate and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board.

The Board is conscious that just as it must set remuneration levels to attract and retain talented executives, so it must ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to contribute effectively to a high-performing Board. Fees for the Chairman and the non-executive Directors were reviewed in August 2007 in accordance with the policy of conducting annual reviews. The accompanying table sets out the fees before and after the 2007 review.

Non-executive Directors are not eligible to participate in any of our incentive arrangements. A standard letter of appointment has been developed for non-executive Directors and is available on our website. Each non-executive Director is appointed subject to periodic re-election by shareholders (see section 6.4.2 of this Annual Report for an explanation of the process). There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship. Dates of appointment of Directors appear in section 5.1 of this Annual Report.

Levels of fees and travel allowances for non-executive Directors

	At 1 July 2007	At 1 July 2006
US dollars
Base fee	121,000	110,000
Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	25,000	25,000
Committee Chair:
Risk & Audit	45,000	45,000
Remuneration	30,000	30,000
Sustainability	30,000	30,000
Nomination	No additional fees	No additional fees
Committee membership:
Risk & Audit	25,000	25,000
Remuneration	20,000	20,000
Sustainability	20,000	17,000
Nomination	No additional fees	No additional fees
Travel allowance:
Greater than 3 but less than 12 hours	5,000	5,000
Greater than 12 hours	10,000	10,000
Chairman’s remuneration	825,000	750,000

7.6.1 Retirement benefits

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

US dollars
Name	Completed service at 30 June 2007 (years)	Increase in lump sum entitlement during the year (1)	Lump sum entitlement at
			30 June 2007	30 June 2006
Don Argus	10	384,578	1,741,025	1,356,447
David Crawford	13	183,466	603,403	419,937
David Jenkins	7	33,876	257,933	224,057
John Schubert	7	47,993	231,948	183,955

Note

(1) On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual at the date of closure, together with the application of the earnings rate and foreign exchange rate.

7.6.2 Remuneration

The table that appears in this section has been prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001 and relevant accounting standards.

		Short-term benefits						Post- employment benefits
US dollars		Fees	Committee Chair fees	Committee membership fees	Travel allowances	Other benefits (non- monetary) (1)	Subtotal: UK requirements (2)	Retirement benefits(3)	Total: Australian Requirements (2)

Paul Anderson	2007	110,000	-	17,000	55,000	-	182,000	-	182,000

	2006	6,944	-	1,042	3,000	-	10,986	-	10,986

Don Argus	2007	750,000	-	-	30,000	-	780,000	38,651	818,651

	2006	658,333	-	-	25,500	35,545	719,378	33,299	752,677

David Brink	2007	110,000	22,500	25,000	40,000	3,184	200,684	-	200,684

	2006	97,500	25,000	20,000	24,500	7,125	174,125	-	174,125

John Buchanan	2007	135,000	30,000	-	35,000	-	200,000	-	200,000

	2006	117,500	25,000	-	18,500	9,071	170,071	-	170,071

Carlos Cordeiro	2007	110,000	-	20,000	55,000	1,830	186,830	-	186,830

	2006	97,500	-	8,997	45,500	-	151,997	-	151,997

David Crawford	2007	110,000	45,000	-	30,000	2,794	187,794	7,989	195,783

	2006	97,500	40,000	-	33,000	8,920	179,420	7,109	186,529

E. Gail de Planque	2007	110,000	-	37,000	64,500	1,830	213,330	-	213,330

	2006	70,125	-	10,042	19,500	194	99,861	-	99,861

David Jenkins	2007	110,000	-	45,000	45,000	990	200,990	-	200,990

	2006	97,506	-	35,000	35,000	13,426	180,932	-	180,932

Jacques Nasser	2007	110,000	-	25,000	50,000	-	185,000	-	185,000

	2006	6,944	-	1,389	3,000	-	11,333	-	11,333

John Schubert	2007	110,000	7,500	17,000	20,000	125	154,625	6,546	161,171

	2006	97,500	-	15,000	25,500	7,434	145,434	5,805	151,239

Former Directors (4)	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

	2006	76,282	-	6,096	22,000	11,607	115,985	1,977	117,962
Note

(1) Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director, and where applicable, their spouse.

(2) UK requirements: UK Companies Act 1985. Australian requirements: Australian Corporations Act 2001 and relevant accounting standards.

(3) BHP Billiton Limited makes superannuation contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation

(4) Lord Renwick and Michael Chaney served as non-executive Directors in FY2006, but not in FY2007.

7.7 Aggregate Directors’ remuneration

This table sets out the aggregate remuneration of executive and non-executive Directors in accordance with the requirements of the UK Companies Act 1985.

US dollars million	2007	2006
Emoluments	12	11

Termination payments	-	-

Awards vesting under long-term incentive schemes	19	17

Gains on exercise of Options	-	-

Pension contributions	2	1

Total	33	29

7.8 Group performance

The performance of the Group relative to the markets in which it operates over the past five years is illustrated by the two charts below. The first compares our TSR performance with that of the ASX 100 and the FTSE 100, both of which are broadly-based indices. The second illustrates performance against the LTIP’s peer group index (the relevant companies are listed in section 7.5.2 of this Report). The Committee believes that the broadly-based indices and the index of peer group companies are the most appropriate benchmarks for measuring our performance. For FY2007, the total return to BHP Billiton Limited shareholders (as measured by the change in share price plus dividends reinvested) was 23.46 per cent. Over the same period the total return to BHP Billiton Plc shareholders (measured on the same basis) was 26.48 per cent. The TSR performance for BHP Billiton Limited is inclusive of the bonus share awards relating to BHP Limited (pre-merger) and is adjusted for the demerger of OneSteel Limited, and for both BHP Billiton Limited and BHP Billiton Plc is adjusted for the demerger of BHP Steel Limited (now known as BlueScope Steel Limited).

7.9 Earnings performance

Earnings performance over the last five years is represented by profit attributable to BHP Billiton shareholders and is detailed in the table below. (1)

US dollars million	Profit attributable to shareholders (2)
FY2007	13,675
FY2006	10,154
FY2005	6,426
FY2004	3,510
FY2003	1,920

Notes

(1)	The impact on TSR and earnings of the share buy-back program was considered when assessing the relative performance of the Group.
(2)	2005 to 2007 are prepared in accordance with IFRS. 2003 and 2004 are prepared in accordance with UK GAAP. Amounts are stated before exceptional items.

7.10 Share prices

The share prices of BHP Billiton Limited and BHP Billiton Plc on 30 June 2007 were A$35.03 and £13.90 respectively. BHP Billiton Limited’s highest and lowest share prices in the year ended 30 June 2007 were A$35.38 (22 June 2007) and A$23.86 (8 January 2007) respectively. BHP Billiton Plc’s highest and lowest share prices in the year ended 30 June 2007 were £13.90 (21, 25 and 29 June 2007) and £8.53 (25 September 2006) respectively.

7.11 Bonus amount for petroleum executives

Oil and gas reserve targets are one of the specific performance measures by which the BHP Billiton Petroleum executive’s bonus awards are determined. The addition of reserves is a key indicator of the future success of the Petroleum business, therefore all BHP Billiton Petroleum executives, who are participants in the GIS (approximately 103), have 5% weighting tied to reserve additions in their personal scorecards.

Our Petroleum Reserves Manager has over riding responsibility for the calculation of recorded reserves, and reports to our Chief Financial Officer on all matters to do with oil and gas reserves. His specific performance measures for the purpose of bonus awards do not include any component relating to recorded reserves.

Reserve Target setting for fiscal 2008

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

The weightings of targets in personal scorecards of the participants will again be 5%, included in an overall 10% volume KPI made up of volume production and reserves.

8.0 DIRECTORS’ REPORT

The information presented by the Directors in this Directors’ Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries. The Key information (section 1), Information on the Company (section 2), Operating and Financial Review and Prospects (section 3) and Shareholder information (section 12) sections of this Annual Report are each incorporated by reference into, and form part of, this Directors’ Report.

8.1 Principal activities, state of affairs and business review

A review of the operations of the Group during FY2007, and the expected results of those operations in future financial years, is set out in sections 2.2 and 3 and other material in this Annual Report. Information on the development of the Group and likely developments in future years also appears in those sections of this Annual Report. The Directors believe that to include further information on those matters and on the strategies and expected results of the operations of the Group in this Annual Report would be likely to result in unreasonable prejudice to the Group.

Our principal activities during FY2007 were minerals exploration, development, production and processing (in respect of alumina, aluminium, copper, iron ore, metallurgical coal, energy coal, nickel, manganese ores and alloys, diamonds, titanium minerals and uranium), and oil and gas exploration, development and production.

Significant changes in the state of affairs of the Group that occurred during FY2007 and significant post-balance date events are set out below and in sections 2.2 and 3 of this Annual Report.

•

There were significant changes to the composition of the Board and management during the year. The CEO, Mr Charles Goodyear, indicated his intention to resign as CEO toward the end of September 2007. Former executive Director Mr Miklos Salamon retired in October 2006 and Mr Chris Lynch retired as an executive Director in June 2007. Mr Marius Kloppers has been appointed CEO with effect from 1 October 2007.

•

On 13 November 2006, BHP Billiton, with co-venturers Hess Corporation and Repsol YPF, announced the purchase of the Genghis Khan Oil and gas development in the deepwater Gulf of Mexico. Gross costs for the transaction were US$1.326 billion, with the net share to the Group of US$583 million.

•

On 23 March 2007, BHP Billiton approved capital expenditure of US$1.85 billion for the Rapid Growth Project 4 (RGP 4) to increase system capacity across its Western Australian iron ore operations to 155 million tonnes per annum. Initial production from RPG 4 is expected to commence in the first half of 2010.

•	Also on 23 March 2007, BHP Billiton Limited closed a US$2.8 billion off-market buy-back as part of the capital management program for FY2007, as detailed in section 8.2 of this Annual Report.

•

On 25 March 2007, BHP Billiton officially opened the Spence copper cathode operation in the northern region of Chile. The operation is expected to reach design capacity of 200,000 tonnes of copper cathode per year towards the end of calendar year 2007. The capital cost of the construction project for the operation was completed within the US$990 million budget, excluding foreign exchange impacts of the stronger Chilean peso. The cost including the impact of foreign exchange was US$1.1 billion.

•

In April 2007, we announced the acquisition of a 33.3 per cent interest in Global Alumina’s refinery project in Guinea, West Africa. The project comprises the design, construction and operation of a 3.2 mtpa alumina refinery, a 9.6 mtpa bauxite mine and associated infrastructure.

•

On 2 July 2007, we announced approval of the Pyrenees project located in licence block number WA-12-R in the Exmouth Sub-basin, off the northwest Australian coast. First production is expected during the first half of calendar year 2010. Project costs for the Pyrenees development are approximately US$1.7 billion, of which BHP Billiton’s share is 71.43 per cent (approximately US$1.2 billion). The Pyrenees fields of Crosby, Ravensworth and Stickle were discovered in WA-12-R in July 2003 and have estimated recoverable oil reserves in the range of 80-120 million barrels of oil. The fields are estimated to have an economic life of 25 years and BHP Billiton is the operator.

No other matter or circumstance has arisen since the end of FY2007 that has significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Group in future years.

The material risks and uncertainties that could affect us are described in sections 1.5 and 6.6.2 of this Annual Report.

8.2 Share capital and buy-back programs

In February 2007, we announced a US$10 billion increase to the US$3 billion capital management program that was announced in August 2006. This amount will be returned to shareholders over the following 18 months through a series of share buy-backs.

As part of our capital management program, we completed an off-market buy-back of US$2.8 billion of BHP Billiton Limited shares during FY2007. BHP Billiton Limited repurchased 141.1 million shares, representing 2.42 per cent of the issued share capital of the Group. These shares were acquired at a price of A$24.81 per share, which represented a discount of 14 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back, 23 March 2007. The shares purchased were cancelled.

In addition, we have in place an on-market share buy-back program under which up to 349 million shares of BHP Billiton Limited can be purchased on-market and cancelled, which represents less than 10 per cent of BHP Billiton Limited’s issued share capital. We did not make any on-market share purchases during FY2007.

At the Annual General Meetings held during 2006, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 246,814,700 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. Shareholders will be asked at the 2007 Annual General Meetings to renew this authority.

During FY2007, 146.7 million ordinary shares in BHP Billiton Plc, with a nominal value of US$0.50 per share and representing 5.99 per cent of BHP Billiton Plc’s issued share capital, were purchased. These shares were bought back at an average price of 1,030.06 pence for an aggregate consideration of US$2,957 million to return value to shareholders under our capital management program. This represented a discount to the average BHP Billiton Limited share price over the buy-back period (being 7 September 2006 to 29 June 2007) of 8.0 per cent. Most of the shares purchased were cancelled.

Some of our executives are entitled to options as part of their remuneration arrangements. We can satisfy these entitlements either by the acquisition of shares on-market or by the issue of new shares.

The shares in column ‘A’ below were purchased to satisfy awards made under the various BHP Billiton Limited and BHP Billiton Plc employee share schemes, and those shares purchased in BHP Billiton Limited and BHP Billiton Plc as part of our capital management program.

Period	A Total number of shares purchased	B Average price paid per share (a)	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or program
				BHP Billiton Limited	BHP Billiton Plc
1 July 2006 to 31 July 2006	37,823	21.41	–	358,000,000 (b)	246,814,700 (c)
1 Aug 2006 to 31 Aug 2006	3,384,374	20.71	–	358,000,000 (b)	246,814,700 (c)
1 Sep 2006 to 30 Sep 2006	17,384,605	17.66	15,390,000	349,000,000 (b)	231,424,700 (c)
1 Oct 2006 to 31 Oct 2006	17,696,714	18.19	17,235,000	349,000,000 (b)	214,189,700 (c)
1 Nov 2006 to 30 Nov 2006	23,214,031	18.84	22,835,000	349,000,000 (b)	191,354,700 (c)
1 Dec 2006 to 31 Dec 2006	18,600,716	18.75	18,425,000	349,000,000 (b)	172,929,700 (c)
1 Jan 2007 to 31 Jan 2007	17,367,857	18.07	17,150,000	349,000,000 (b)	155,779,700 (c)
1 Feb 2007 to 28 Feb 2007	11,718,722	20.74	11,350,000	349,000,000 (b)	144,429,700 (c)
1 Mar 2007 to 31 Mar 2007	6,167,819	21.22	5,900,000	349,000,000 (b)	138,529,700 (c)
1 Apr 2007 to 30 Apr 2007	154,398,930	20.42	154,098,555	207,951,445 (b)	125,529,700 (c)
1 May 2007 to 31 May 2007	15,456,020	23.76	15,111,714	207,951,445 (b)	110,417,986 (c)
1 Jun 2007 to 30 Jun 2007	10,366,392	26.57	10,325,000	207,951,445 (b)	100,092,986 (c)
Total	295,794,003	20.28	287,820,269

(a)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate of the day of the purchase.
(b)

These shares in BHP Billiton Limited may be repurchased pursuant to the on-market share buy-back program, which has been extended by 12 months to 30 September 2008. On 15 September 2006, BHP Billiton Limited announced the reduction in the maximum number of shares that may be bought back from 358,000,000 to 349,000,000 following the cancellation of 95,950,979 BHP Billiton Limited shares on 3 April 2006.

(c)

As at 30 June 2007, 146,721,714 BHP Billiton Plc shares had been bought back (6,600,000 by BHP Billiton Plc and 140,121,714 by BHP Billiton Limited). Of the BHP Billiton Plc shares purchased by BHP Billiton Limited, 101,685,000 have been cancelled. As at 30 June 2007, BHP Billiton Limited held 38,436,714 shares in BHP Billiton Plc.

8.3 Results, financial instruments and going concern

Information about our financial position is included in the financial statements in this Annual Report. The income statement set out in this Annual Report shows profit attributable to BHP Billiton members of US$13,416 million compared to US$10,450 million in 2006.

Details of our financial risk management objectives and policies are set out in section 6.6 of this Annual Report and note 28 ‘Financial instruments’ in the financial statements, each of which is incorporated into, and forms part of, this Directors’ Report.

The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in the operational business for the foreseeable future and have therefore continued to adopt the going-concern basis in preparing the financial statements.

8.4 Directors

The Directors who served during FY2007 were Mr Don Argus, Mr Charles Goodyear, Mr Paul Anderson, Dr David Brink, Dr John Buchanan, Mr Carlos Cordeiro, Mr David Crawford, Dr Gail de Planque, Dr David Jenkins, Mr Marius Kloppers, Mr Chris Lynch, Mr Jacques Nasser, Mr Miklos Salamon and Dr John Schubert. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 5.0 of this Annual Report. These details include the period for which each Director held office up to the date of this Annual Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2004, and the period for which each directorship has been held.

Mr Miklos Salamon retired as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 26 October 2006, having been a Director since February 2003.

Mr Chris Lynch retired as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 30 June 2007, having been a Director since January 2006.

No new Directors were appointed during FY2007.

The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in sections 6.3.12 and 6.4.1 of this Annual Report.

8.5 Remuneration and share interests

8.5.1	Remuneration

The policy for determining the nature and amount of emoluments of members of the Office of Chief Executive (OCE) (including the executive Directors) and the non-executive Directors and information about the relationship between that policy and our performance are set out in sections 7.3 and 7.5 of this Annual Report.

The remuneration tables contained in sections 7.5 and 7.6 of this Annual Report set out the remuneration of members of the OCE (including the executive Directors) and the non-executive Directors.

8.5.2	Directors

The tables contained in section 8.19 of this Annual Report set out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office at 30 June 2007, at the beginning and end of FY2007, and at the date of this Annual Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the non-executive Directors. The rights or options held by executive Directors over shares in BHP Billiton Limited and BHP Billiton Plc are set out in the tables showing interests in incentive plans contained in section 7.5 and the table contained in section 8.21 of this Annual Report. Except as disclosed in these tables, there have been no other changes in the Directors’ interests over shares or options in BHP Billiton Limited and BHP Billiton Plc between 30 June 2007 and the date of this Annual Report. The Directors did not participate in the off-market buy-back described in section 8.2 of this Annual Report.

We have not made available to any Director any interest in a registered scheme.

The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003, and benefits accrued to that date are held by BHP

Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out in section 7.6.1 of this Annual Report.

8.5.3         OCE members

The table contained in section 8.20 of this Annual Report sets out the relevant interests held by members of the OCE (other than Directors) in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of FY2007, and at the date of this Annual Report. Interests held by members of the OCE under share and option plans are set out in the tables showing interests in incentive plans contained in section 7.5 of this Annual Report. Further details of all options and rights held as at the date of this Report (including those issued during or since the end of FY2007), and of shares issued during or since the end of FY2007 upon exercise of options and rights, are set out in note 31 ‘Key management personnel’ in the financial statements in this Annual Report. Members of the OCE did not participate in the off-market buy-back described in section 8.2 of this Annual Report.

8.6 Secretaries

Up to 11 July 2007, Ms Karen Wood was the Chief Governance Officer and Group Company Secretary. From 11 July 2007, Ms Jane McAloon was appointed as Group Company Secretary. Details of the qualifications and experience of Ms Wood and Ms McAloon are set out in section 5.0 of this Annual Report. The following people also act as the Company Secretaries of either BHP Billiton Limited or BHP Billiton Plc, and report to Ms Jane McAloon: Mr Robert Franklin, MA, ACIS, Company Secretary of BHP Billiton Plc, Ms Elizabeth Hobley, BA (Hons) ACIS, Deputy Company Secretary BHP Billiton Plc, Mrs Ines Watson, ACIS, Senior Assistant Company Secretary BHP Billiton Plc, Mr Ross Mallett, JD BBus FCIS FCPA and Ms Fiona Smith, BSc LLB ACIS, Joint Deputy Company Secretaries BHP Billiton Limited. Each such individual has experience in a company secretariat role arising from time spent in such roles within BHP Billiton or other large listed companies.

8.7 Indemnities and insurance

Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association require each Company to indemnify to the extent permitted by law, each Director, Secretary or executive officer of BHP Billiton Limited and BHP Billiton Plc respectively against liability incurred in, or arising out of, the conduct of the business of the Company or the discharge of the duties of the Director, Secretary or executive officer. The Directors named in section 5.0 of this Annual Report, the executive officers and the Company Secretaries of BHP Billiton Limited and BHP Billiton Plc have the benefit of this requirement, as do individuals who formerly held one of those positions.

In accordance with this requirement, BHP Billiton Limited and BHP Billiton Plc have entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with each of their respective Directors. The Deeds of Indemnity are qualifying third party indemnity provisions for the purposes of the Companies Act 1985 (UK).

We have a policy that we will, as a general rule, support and hold harmless an employee who, while acting in good faith, incurs personal liability to others as a result of working for us. In addition, where a person chairs a Customer Sector Group Risk and Audit Committee, and that person is not already indemnified as an officer or a Director, a policy is in place to indemnify that chairperson in the same manner as our officers are indemnified. This policy has been approved by the Board.

From time to time, we engage our External Auditor, KPMG, to conduct non-statutory audit work and provide other services in accordance with our policy on the provision of other services by the External Auditor. The terms of engagement include an indemnity in favour of KPMG:

•

against all losses, claims, costs, expenses, actions, demands, damages, liabilities or any proceedings (liabilities) incurred by KPMG in respect of third party claims arising from a breach by the Group under the engagement terms; and

•	for all liabilities KPMG has to the Group or any third party as a result of reliance on information provided by the Group that is false, misleading or incomplete.

We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees pursuant to Rule 146 of the Constitution of BHP Billiton Limited and Article 146 of the Articles of Association of BHP Billiton Plc or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees against certain liabilities (including legal costs) they may incur in carrying out their duties for us.

We have paid premiums for this ‘Directors and Officers’ insurance of US$2,882,500 net during FY2007. Some Directors, Secretaries and employees contribute to the premium for this insurance.

8.8 Employee policies and involvement

We are committed to open, honest and productive relationships with our employees based on the values of our Charter and aligning the interests of employees with those of our shareholders.

Our approach is to encourage and maintain effective communication and consultation between employees and management through a range of approaches and tools as appropriate to the local environment. To facilitate global communications, we have a dedicated communications support team, which manages the release of information to employees across the world. In addition to the regular production and communication of operational and global newsletters, bulletins and staff news releases, employees are also provided with regular briefings by senior management on important issues such as our strategy, performance and health, safety and environmental matters.

We also provide information about issues of relevance to employees through our intranet and email facilities and other media, including newsletters suitable to the local environment. These are all important tools for gaining employee feedback and increasing awareness of corporate and safety performance and other critical industry and operational issues. Other consultative methods are in place to address issues impacting employees, and in addition, grievance or dispute resolution procedures apply in all businesses.

All our employees can access our Annual Reports and other key publications via the intranet or hard copy.

All employees are invited to participate in the Shareplus all-employee share purchase plan or, where local regulations limit its operation, cash equivalent schemes. Employee share schemes are described in section 7.5.4 of this Annual Report.

Incentive and bonus schemes also operate across the Group, which include targets relating to our overall financial and other performance.

The means by which we communicate with shareholders is described in section 6.2 of this Annual Report.

We have published our commitment to equality in employment in the Equality in Employment Policy and the Guide to Business Conduct and the Human Resources Management Standards. We give full and fair consideration to applications for employment made by all people. Decisions are based on aptitudes and abilities, and not on attributes unrelated to job performance (including disability). Should employees become disabled during employment, they will be considered for available work within their capabilities, and, where necessary, retraining. For the purpose of training, career development and promotion, disabled employees are treated in the same way as other employees, although reasonable modifications will be made to the physical work environment and other arrangements made as appropriate to meet particular needs arising from a disability.

8.9 Environmental performance

Particulars in relation to environmental performance are referred to in sections 4 and 8.22 of this Annual Report.

8.10 Dividends

A final dividend of 27 US cents per share will be paid on 28 September 2007. Details of the dividends paid and the dividend policy are set out in section 3.7.6 of this Annual Report.

8.11 Auditors

A resolution to reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2007 Annual General Meetings in accordance with section 385 of the United Kingdom Companies Act 1985.

No person who was an officer of BHP Billiton during FY2007 was a director or partner of the Group’s External Auditors at a time when the Group’s External Auditors conducted an audit of the Group.

Each person who held the office of Director at the date the Board resolved to approve this Directors’ Report makes the following statements:

•	so far as the Director is aware, there is no relevant audit information of which the Group’s External Auditors are unaware; and

•

the Director has taken all steps that he or she ought to have taken as a Director to make him or herself aware of any relevant audit information and to establish that the Group’s External Auditors are aware of that information.

8.12 Non-audit services

Details of the non-audit services undertaken by our External Auditors, including the amounts paid for non-audit services, are set out in note 4’Expenses’ in the financial statements. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. Further information about our policy in relation to the provision of non-audit services by the auditor is set out in section 6.5.1 of this Annual Report.

8.13 Value of land

Much of our interest in land consists of leases and other rights that permit the working of such land and the erection of buildings and equipment thereon for the purpose of extracting and treating minerals. Such land is mainly carried in the accounts at cost and it is not possible to estimate the market value, as this depends on product prices over the long term, which will vary with market conditions.

8.14 Political and charitable donations

No political contributions or donations for political purposes were made during FY2007. We made charitable donations in the United Kingdom of US$734,578 (cash) (2006: US$1,137,333) and worldwide, including in-kind support and administrative cost totalling US$103,362,481 (2006: US$81,286,299).

8.15 Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities. Further details are provided in sections 2.6 and 2.7 of this Annual Report.

8.16 Creditor payment policy

When we enter into a contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. We do not have a specific policy towards our suppliers and do not follow any code or standard practice. However, we settle terms of payment with suppliers when agreeing overall terms of business, and seek to abide by the terms of the contracts to which we are bound. As at 30 June 2007, BHP Billiton Plc (the unconsolidated parent entity) had no trade creditors outstanding and therefore had nil days purchases outstanding in respect of costs, based on the total invoiced by suppliers during FY2007.

8.17 Class order

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No. 98/100, dated 10 July 1998. Amounts in this Directors’ Report and the financial statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with that Class Order.

8.18 Proceedings on behalf of BHP Billiton Limited

No proceedings have been brought on behalf of BHP Billiton Limited, nor any application made under section 237 of the Australian Corporations Act 2001.

8.19 Directors’ shareholdings

The tables below set out information pertaining to the shares held by Directors in BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2007	As at 30 June 2006
Paul Anderson (1)	106,000	106,000	60,000

Don Argus (2)	321,890	321,890	278,195

David Brink	–	–	–

John Buchanan	–	–	–

Carlos Cordeiro (3)	6,550	6,550	6,550

David Crawford (2)	33,127	33,127	29,127

Gail de Planque (3]	3,580	3,580	1,800

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2007	As at 30 June 2006
Charles Goodyear (2) (4)	998,755	998,755	954,254
David Jenkins	2,066	2,066	2,066
Marius Kloppers	–	–	–
Chris Lynch (2)(5)	293,198	293,198	80,679
Jacques Nasser (3)	5,600	5,600	5,600
Miklos Salamon(6)	N/A	–	–
John Schubert	23,675	23,675	23,675

BHP Billiton Plc shares	As at date of Directors’ Report	As at 30 June 2007	As at 30 June 2006
Paul Anderson (1)	4,000	4,000	–
Don Argus	–	–	–
David Brink (2)	70,000	70,000	50,000
John Buchanan	20,000	20,000	20,000
Carlos Cordeiro	–	–	–
David Crawford	–	–	–
Gail de Planque	–	–	–
Charles Goodyear (2) (4)	2,000	2,000	2,000
David Jenkins	10,000	10,000	10,000
Marius Kloppers (2)	396,683	396,683	335,333
Chris Lynch (5)	–	–	–
Jacques Nasser	–	–	–
Miklos Salamon(2)(6)	N/A	1,434,686	1,302,085
John Schubert	–	–	–
(1)	66,000 BHP Billiton Limited shares are held in the form of 33,000 American Depositary Shares. 4,000 BHP Billiton Plc shares are held in the form of 2,000 American Depositary Shares.
(2)	Includes shares held in the name of spouse, superannuation fund and/or nominee.
(3)	All BHP Billiton Limited shares are held in the form of American Depository Shares: C Cordeiro (3,275), G de Planque (1,790) and J Nasser (2,800).
(4)	82,604 BHP Billiton Limited shares are held in the form of 41,302 American Depositary Shares and 2,000 BHP Billiton Plc shares are held in the form of 1,000 American Depositary Shares.
(5)	C Lynch retired as a Director with effect from 30 June 2007 and left the Group on 31 August 2007. His disclosed holdings as at the date of this Directors’ Report reflect his holdings as at 31 August 2007.
(6)	M Salamon left the Group prior to 30 June 2007. His holdings as at 30 June 2007 reflect his holdings as at the date he retired as a Director (26 October 2006).

8.20 OCE members’ shareholdings (other than Directors)

The table below sets out information pertaining to the shares in BHP Billiton Limited held by those senior executives who were members of the OCE during FY2007 (other than the executive Directors).

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2007	As at 30 June 2006
John Fast (1)(2)	389,991	3,595	3,595
Robert Kirkby (3)	N/A	770,102	666,227
Marcus Randolph	175,437	175,437	153,794
Alex Vanselow	52,900	52,900	11,466
Karen Wood (1)	45,656	45,656	11,753
J. Michael Yeager	–	–	–

(1)	Includes shares held in the name of spouse, superannuation fund and/or nominee.
(2)	Includes 2,945 shares held by nominees, including 929 in the form of endowment warrants.
(3)	R Kirkby left the Group prior to 30 June 2007. His disclosed holdings as at 30 June 2007 reflect his holdings as at his departure date (31 December 2006).

8.21 OCE members – vested Performance and Deferred Shares and Options

The table below shows GIS Performance Shares, Deferred Shares and Options held by those senior executives who were members of the OCE during FY2007 (including the executive Directors) that have vested since the end of FY 2007, but have not been exercised.

	Performance Shares	Deferred Shares	Options
Charles Goodyear	–	76,569	–
John Fast	–	39,575	–
Robert Kirkby	–	–	–
Marius Kloppers	–	52,771	–
Chris Lynch	–	76,069	–
Marcus Randolph	–	32,199	–
Miklos Salamon	–	–	–
Alex Vanselow	–	25,633	–
Karen Wood	–	20,462	–
J. Michael Yeager	–	–	–

8.22 Performance in relation to environmental regulation

An environmentally significant incident is one with a severity rating of 3 or above based on our internal severity rating scale (tiered from 1 to 5 by increasing severity). There have been no significant incidents during FY2007.

Fines and prosecutions

Further information about our performance in relation to environmental regulation can be found in section 4 of this Annual Report.

The following fines were imposed during FY2007:

BHP Billiton business	Description of fine or prosecution
Base Metals – Cerro Colorado	In November 2006, an infringement notice and citations were received for breach of DS148/04 (handling of hazardous waste) regarding incorrect container labelling.

Additionally, in April 2007, a fine was received regarding the condition of the hazardous waste warehouse roof and lack of information in the Hazardous Waste
Container Register. The fine for both the November 2006 and April 2007 infringements was US$ 30,253.

Energy Coal –Western Arctic Coal	In May 2007, a notice and fines were received for six violations (totalling US$6,000) of the Borough Regulations and BHP Billiton Permits. The six violations were:
	1.	Unreported 20-30 gallon spill on Omalik ice strip;

	2.	Pink dye not being used in fuel;

	3.	Open burning refuse without open burn permit;

	4.	Drip pans not being properly used beneath a generator;

	5.	Unreported tundra damage by dozer at south end of ice airstrip; and

	6.	Unapproved helicopter landings – outside Point Lay airport apron.

Metallurgical Coal –Dendrobium Colliery	In December 2006, a penalty notice was received from the Department of Environment and Conservation for non-compliance with licence condition 02 (Maintenance of plant and equipment at the ventilation shafts 2 and 3 construction site). A fine of US$ 1,134 was imposed.

8.23 Share capital, restrictions on transfer of shares and other additional information

Information relating to BHP Billiton Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities and certain agreements triggered on a change of control, is set out in the following sections of this Annual Report:

•	Section 2.8 (Government regulations)

•	Section 2.10 (Organisational structure)

•	Section 2.11 (Material contracts)

•	Section 2.12 (Constitution)

•	Section 6.4 (Board of Directors – Review, re-election and renewal)

•	Section 8.2 (Share capital and buy-back programs)

•	Section 12.2 (Share ownership)

•	Footnote (a) to note 23 ‘Share capital’ and footnote (f) to note 27 ‘Employee share ownership plans’ to the Financial Statements

Each of the above sections is incorporated by reference into, and forms part of, this Directors’ Report.

The Directors’ Report is made in accordance with a resolution of the Board.

9.0 LEGAL PROCEEDINGS

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

Pinal Creek/Miami Wash area

BHP Copper Inc is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona, US. The details of this litigation are set out in footnote (c) to Note 21 ‘Provisions’ in the financial statements.

Rio Algom Pension Plan

In June 2003, Alexander E. Lomas, a retired member of the Pension Plan for Salaried Employees of Rio Algom Mines Limited (Plan), filed a Notice of Application in a representative capacity in the Ontario Superior Court of Justice Commercial List against Rio Algom Limited (RAL) and the Plan Trustee alleging certain improprieties in their administration of the Plan and use of Plan funds from January 1966 onward.

Based on those allegations, Mr Lomas claims a breach by RAL of its employment contracts with salaried employees, a breach of trust and of the Trust Agreement underlying the Plan, a breach of the Pension Benefits Act of Ontario, and abuse by RAL of both its authority and fiduciary duty.

Mr Lomas makes claims for quantified monetary relief, for himself and those Plan members he purports to represent, of:

•

US$119 million (C$125 million) on account of monies alleged to have been improperly paid out or withheld from the Plan, together with compound interest calculated from the date of each alleged wrongdoing, and

•	punitive, aggravated and exemplary damages in the sum of US1.9 million (C$2.00 million).

Mr Lomas also makes various claims for non-quantified relief.

Mr Lomas delivered his supporting affidavit in June 2004. RAL subsequently filed its affidavit in response. Mr Lomas filed a Reply and Supplementary Affidavit in May 2007.

Mr Lomas purports to represent members of the defined benefits portion of the Plan. On 19 May 2005, a consent order was obtained compelling Mr Lomas to add all other interested parties to the Application, in particular members of the defined contributions portion of the Plan. The defined contribution members have now been included as parties to this action.

A motion to strike Mr Lomas’ request for Plan wind-up was heard on 27 November 2006. Leave has been sought by RAL to appeal the decision denying the motion was granted to RAL in May 2007. A hearing on the merits of the appeal will take place in October 2007.

RAL has notified its insurers of the Application and has advised other third parties of possible claims against them in respect of matters alleged in the Application.

Class Action concerning Cerrejon privatisation

The NGO, Corporacion Colombia Transparente (CCT) brought three separate class actions (Popular Actions numbers 1,029, 1,032 and 1,048) against various defendants in connection with the privatisation of 50 per cent of the Cerrejon Zona Norte mining complex in Colombia in 2002. The complex is currently owned by Cerrejon Zona Norte SA (CZN) and Carbones del Cerrejon Limited (CDC). Our subsidiary Billiton Investment 3 BV owns a 33 per cent share in CDC, and our subsidiaries Billiton Investment 3 BV and Billiton Investment 8 BV (BHP Billiton Shareholders) collectively own a 33.33 per cent share in CZN. The BHP Billiton Shareholders have been named as defendants in Popular Action 1,048, and BHP Billiton Company BV, BHP Billiton’s original bidder for the complex, has been named as a defendant in Popular Action 1,029.

BHP Billiton Company BV was served with process in 2005 and filed a response in Action 1,029. None of the BHP Billiton Shareholders have been served with process.

CCT alleges, in part, that the defendants failed to comply with the privatisation process, and that the offer price for shares in CZN between Stages 1 and 2 of the privatisation process was not correctly adjusted for inflation.

CCT claims that an additional Col$25,487,367,179, which would be an adjustment of the CZN share price and if converted to year 2000 US dollars would yield the amount of approximately US$12,000,000 (our share US$4 million), is due or, in the alternative, a declaration that the privatisation is null and void and forfeiture of the transfer price paid of Col$849,554,231,321, which if converted to year 2000 US dollars would yield the amount of approximately US$400,000,000 (our share approximately US$133 million), and in both instances, together with unquantified sanctions, including payment of stamp taxes, an award of 15 per cent of all monies recovered by the defendants, together with interest on all amounts at the maximum rate authorised by law.

On 8 May 2007, a further action (Action number 1667) was filed against CZN. CZN has sought to have this new but related action dismissed on the basis that it is a replica of Popular Action 1032.

During the first quarter of 2005, the Council of State applied a new legal interpretation applicable to popular actions in Colombia providing that plaintiffs may not file additional class actions based on the same facts and legal arguments as existing actions. As a consequence, the court nullified all proceedings in Popular Action 1,029 with effect from 20 May 2004 (also being the date that Popular Actions 1,028, and 1,048 were joined) and dismissed Popular Action 1,048. All shareholder defendants contend that the nullification means that the service of process in Action 1,029, and respective responses, which would include process served on BHP Billiton Company BV and its response, are null and void.

The plaintiff appealed the court’s decision in relation to Popular Actions 1,029, and 1,048, and the Council of State confirmed the previous decision by which all proceedings of Popular Actions 1,029, and 1,048 had been nullified. The plaintiff was granted the right of a second appeal, and a decision on this second appeal is now pending.

Popular Action 1032 is in the discovery stage. This matter was transferred to an Administrative Judge. The plaintiff filed a petition to annul the proceedings, which petition was rejected by the Administrative Judge. The plaintiff has appealed this decision.

Bass Strait – Longford

On 23 November 2004, BHP Billiton Petroleum (Bass Strait) Pty Ltd issued proceedings against the operator of the Gippsland Basin joint venture, Esso Australia Resources Pty Ltd, and Esso Australia Pty Ltd (collectively Esso), in the Supreme Court of Victoria seeking compensation for the loss and damage suffered by BHP Billiton Petroleum (Bass Strait) Pty Ltd arising from the 25 September 1998 explosion and fire at the Longford facility, Victoria, Australia. While the court process has required BHP Billiton Petroleum (Bass Strait) Pty Ltd to particularise its loss prior to trial based on the best information available, the quantum of the claim will be the subject of evidence in the case, which will be filed and determined in due course. The damages sought include losses in relation to rebuilding and restoring the Longford facilities; additional operating costs incurred after the incident; and lost profits.

On 29 November 2004, Esso Australia Resources Pty Ltd issued proceedings against BHP Billiton Petroleum (Bass Strait) Pty Ltd in the Supreme Court of Victoria, claiming that BHP Billiton Petroleum (Bass Strait) Pty Ltd has wrongfully withheld certain costs in connection with the Longford incident, and is seeking damages of approximately US$85.19 million (A$100.53 million) plus interest. This amount includes, amongst other things, a half share of the A$32.5 million court approved settlement (reached in late 2004) of all claims in a class action commenced against Esso on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following the Longford incident. The amount also includes compounding finance charges claimed by Esso on the amounts alleged to have been withheld by BHP Billiton Petroleum (Bass Strait) Pty Ltd (a component of Esso’s claim which is expected to continue to accumulate with the passage of time).

BHP Billiton Petroleum (Bass Strait) Pty Ltd’s proceeding against Esso and Esso’s proceeding against BHP Billiton Petroleum (Bass Strait) Pty Ltd have been consolidated into a single proceeding with the intention they be heard together.

Esso has joined BHP Billiton Petroleum (North West Shelf) Pty Ltd as a third party to the proceedings. BHP Billiton Petroleum (North West Shelf) Pty Ltd originally held the Gippsland Basin joint venture interest before assigning it to BHP Billiton Petroleum (Bass Strait) Pty Ltd.

BHP Billiton Petroleum (Bass Strait) Pty Ltd continues to take pre-trial steps necessary to prepare this matter so that it is ready to be set down for trial at a date to be determined in due course by the Court.

In view of the value of this claim referred to above, this matter is no longer considered material to the Group and we do not intend to include it in future reports.

Mt Newman and Goldsworthy railway lines

In June 2004, Fortescue Metals Group Limited (FMG) applied to the National Competition Council (NCC) to have the use of part of the Mt Newman railway line and part of the Goldsworthy railway line declared as a ‘service’ under Part IIIA of the Trade Practices Act 1974 (Cth) (TPA). The NCC released decisions on two preliminary issues in respect of the matter. The NCC found that the two railway lines each provide a separate service, and that the Mt Newman line service is capable of being considered further for declaration, while the Goldsworthy line service is not because it is part of a ‘production process’.

In December 2004, BHP Billiton Iron Ore Pty Ltd (BHPIO) lodged an application with the Federal Court in Melbourne:

•

seeking a declaration that the Mt Newman line service is not a service within the meaning of s44B of the TPA, and that the NCC does not have the jurisdiction or power to deal with FMG’s application or to make a recommendation regarding declaration of the Mt Newman railway and

•	seeking an order or permanent injunction preventing the NCC from further dealing with the FMG application and/or making a recommendation regarding declaration of the Mt Newman line.

In a related matter, in February 2005, FMG instituted proceedings in the Federal Court appealing the decisions of the NCC that the Goldsworthy line was part of a ‘production process’.

The trial concluded on 24 October 2006.

On 18 December 2006, the court found that the relevant facts in relation to the Mt Newman and Goldsworthy lines were indistinguishable from the facts in relation to the Hamersley line over which third party access has previously been sought. However, the court declined to follow the case relating to the Hamersley line, and concluded that neither the Mt Newman line nor the Goldsworthy line was part of a ‘production process’.

BHP Billiton Iron Ore Pty Ltd appealed this decision to the Full Court of the Federal Court and the appeal was heard on 30 April 2007. The Full Court reserved its decision, which has not yet been handed down.

With respect to FMG’s application to the NCC in relation to the Mt Newman line, the NCC delivered its recommendation in respect of a declaration of that line to the relevant decision maker (ultimately being the Federal Treasurer) on 24 March 2006. On 23 May 2006, the Treasurer issued a press release stating that, as he had not published a decision to declare the Mt Newman line within the statutory period of 60 days from the date of the NCC’s recommendation, ‘it is taken that a decision not to declare has been taken and published’.

FMG lodged an appeal against the Treasurer’s decision with the Australian Competition Tribunal on 9 June 2006. Three directions hearings have been held before the President of the Australian Competition Tribunal and Rio Tinto Limited (Rio Tinto) has been granted leave to intervene. The most recent directions hearing took place on 8 June 2007, at which time the President of the Tribunal rejected the submissions of BHPBIO and Rio Tinto that the Tribunal have a preliminary hearing to determine whether it had power to hear FMG’s appeal and, if so, the limits of those powers.

Following the directions hearing on 8 June 2007, Rio Tinto applied to the Federal Court for an order prohibiting the Tribunal from hearing FMG’s appeal and for other relief.

It is likely that, if Rio Tinto’s application fails, the Tribunal will not hear FMG’s appeal until the second quarter of 2008.

Inquiry into certain Australian companies in relation to the UN Oil-For-Food Programme

In November 2005, a Royal Commission of Inquiry (Inquiry) was established by the Australian Government into certain Australian companies in relation to their involvement with the United Nations Oil-for-Food Programme. We cooperated with the Inquiry from the outset, and produced documents in response to notices received from the Commissioner. In addition, several current and former employees of the BHP Billiton Group appeared before the Inquiry as witnesses.

The Inquiry Report was released on 27 November 2006. In it, the Inquiry’s Commissioner found that there was no basis for adverse findings as to possible breaches of the law by the BHP Billiton Group companies or any of their current or former officers or employees.

An internal review into the matters raised by the Inquiry that concerned the BHP Billiton Group was released on 29 November 2006. The conclusions reached by the internal review were consistent with the findings of the Commissioner that there was no breach of law by the BHP Billiton Group. The internal review recommended that a number of actions should be taken to enhance our systems and processes and these actions have been implemented. A copy of the outcome of the internal review can be found at www.bhpbilliton.com.

In view of the findings of this Inquiry, this matter is no longer considered material to the Group, and we do not intend to include it in future reports.

Australian Taxation Office assessments

The Australian Taxation Office (ATO) has issued assessments against subsidiary companies, primarily BHP Billiton Finance Ltd, in respect of 1999-2002 financial years. The assessments relate to the deductibility of bad debts in respect of funding subsidiaries that undertook the Beenup, Boodarie Iron and Hartley projects. Appeals have been lodged in the Federal Court against the assessments.

Federal Court appeals were lodged in the primary proceedings on 17 July 2006 and the ATO’s appeal statement was received on 1 December 2006. BHP Billiton Finance Ltd filed its appeal statement on 30 April 2007 and must file its affidavits by 12 November 2007. The next directions hearing is scheduled for 30 November 2007.

As at 30 June 2007, the total amount in dispute relating to bad debts on loans is approximately US$1,006 million, comprising primary tax of US$586 million and US$420 million interest and penalties (after tax). An amount of US$541 million in respect of the disputed amounts has been paid pursuant to ATO disputed assessments guidelines. The amounts paid have been recognised as a reduction of the Group’s net tax liabilities. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.

Judicial review proceedings have been commenced in the Federal Court to challenge the ATO’s decision not to reduce the interest imposed in respect of loss transferees. The proceedings have been adjourned to enable the BHP Billiton Finance Ltd appeal to proceed first.

Former Operations – Ok Tedi Mining Limited

Seven individual plaintiffs said to be representing the members of seven clans from the vicinity of the Ok Tedi mine have obtained an order of the National Court of Papua New Guinea joining BHP Billiton Limited as a defendant to proceedings against the current shareholders of Ok Tedi Mining Limited (OTML) and its current managing director. OTML is the owner and operator of the Ok Tedi mine.

BHP Billiton transferred all of its shareholding in OTML to PNG Sustainable Development Programme Company Limited in February 2002.

The claim seeks various declarations and orders but the causes of action which the plaintiffs must establish in order to obtain those declarations and orders have not been pleaded. The plaintiffs allege that the defendants were negligent in not preventing hazardous waste from entering the water system. Private nuisance, public nuisance, trespass and breaches of domestic and international law are also alleged.

The plaintiffs seek unspecified damages for numerous matters, including contamination of the environment and adverse effects to fishing, drinking water, irrigation of crops and washing and also seek US$3.75 billion in exemplary damages.

The originating summons was filed in October 2006. The order granting leave to join BHP Billiton Limited was granted on 8 December 2006. Although BHP Billiton had not been formally served with proceedings, on 5 June 2007 a Notice of Intention to Defend was filed. All defendants filed applications seeking to have the proceedings set aside. A hearing in respect of those applications was held on 24 September 2007. The National Court of Papua New Guinea reserved its decision, which has not yet been handed down.

10.0 FINANCIAL STATEMENTS – Refer to pages F-1 to F-107.

11.0 GLOSSARY OF TERMS

11.1 Non-mining terms

In the context of ADSs and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange.

A$	Australian dollars being the currency of the Commonwealth of Australia

American Depositary Share

A share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges in the US. An ADS is the actual share trading while an American Depositary Receipt represents a bundle of ADSs or the evidence of the trade. One ADS is equal to two BHP Billiton Limited or BHP Billiton Plc ordinary shares. Abbreviates to ADS

BHP Billiton	Being both companies in the dual listed company structure, BHP Billiton Limited and BHP Billiton Plc

Board	The Board of Directors of BHP Billiton

Current share plans	Share plans that have been implemented since June 2001 under the dual listed company BHP Billiton. The current share plans consist of Group Incentive Scheme (GIS) and Long –Term Incentive Plan (LTIP)

Deferred share	A nil-priced option or a conditional right to acquire a share issued under the rules of the GIS

DLC merger	The Dual Listed Companies merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001

DLC structure	The corporate structure resulting from the DLC merger

Employee Share Plan 1999/2000	Legacy share scheme. Abbreviates to ESP 1999/2000

Expected value	Expected value of a share incentive - the average outcome weighted by probability. This measure takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors such as volatility, forfeiture risk, etc

Exposure	The ‘exposure hours’ used in injury performance calculations are the total actual number of hours worked carrying out work-related activities.

Frame contracts	A frame contract is a global agreement with a company, or group of companies, with which the vendor is likely to have an important and continuous amount of business, on the largest possible set of standard contract terms, management and even financial conditions, so that each new individual action can be contracted with a minimum of formality and procedure, i.e. via a work order.

FY2006	Refers to the financial year ended 30 June 2006

FY2007	Refers to the financial year ended 30 June 2007

FY2008	Refers to the financial year ended 30 June 2008

Gearing	Gearing is defined as the ratio of net debt to net debt plus net assets

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries

Group Incentive Scheme	Current share scheme. Abbreviates to GIS

Key Management Personnel

Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including executive Directors), and non-executive Directors. Abbreviates to KMP

Key Performance Indicator	Used to measure the performance of the Group, individual businesses and executives in any one year. Abbreviates to KPI

Legacy share plans

Share plans that commenced under the jurisdiction of BHP Limited and Billiton Plc and prior to the formation of BHP Billiton. The following plans are included in this category: Employee Share Plan 1999 and 2000 (ESP 1999/2000)

Performance Share Plan 2000 and 2001 (PSP 2000/2001)

Long Term Incentive Plan.	Current share scheme. Abbreviates to LTIP

Major projects	Projects in which our share of capital expenditure is greater than US$100 million and are in either execution or feasibility phases.

Market value	The market value based on closing prices, or, in instances when an executive exercises and sells shares, the actual sale price achieved.

Near-miss incidents	This is a leading indicator which, when measured and monitored effectively, enables effective intervention to address or reverse a negative trend before it results in injury, damage or loss. We encourage the reporting of near-miss and significant incidents (i.e. a close call event) as a key platform of our improvement strategy.
Occupational illness	An occupational illness is an illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact.
Office of Chief Executive	Members include the executive Directors and other direct reports to the CEO. Abbreviates to OCE.

Option	A right to acquire a share on payment of an exercise price issued under the rules of the GIS.

Performance share	A nil-priced option or a conditional right to acquire a share, subject to a Performance Hurdle, issued under the rules of the LTIP.

Performance share plan 2000/2001	Legacy share scheme Abbreviates to PSP 2000/2001.

Potential exposure of employees above the occupational exposure limit

Noise - This indicator monitors potential employee exposure above the occupational exposure limit (OEL) for noise (85 dBA 8-hour time-weighted average) if not for the use of personal protective equipment recorded during the reporting period and is expressed as a percentage of the workforce.

Other - This indicator monitors potential employee exposure above the occupational exposure limit (OEL) for occupational exposures other than noise if not for the use of personal protective equipment recorded during the reporting period and is expressed as a percentage of the workforce.

Our Company-wide OEL is based on an external authoritative body (for most occupational exposures, the most stringent standards in existence are generally chosen).

Share	A fully paid ordinary share in the capital of BHP Billiton

Shareplus	All employee share purchase plan

Significant environmental incident	A significant environmental incident is an occurrence that has resulted in or had the potential to cause significant environmental harm. Our definition of ‘significant’ is conservative to ensure all learnings are captured from relevant HSEC incidents. Such an incident is rated at level 3 or above on the BHP Billiton HSEC Consequence Severity Table which may be viewed at: BHP Billiton 2007 Full Sustainability Report > Governance > Our Approach > Incident Reporting and Investigation.

Total Recordable Injuries Frequency Rate	Total Recordable Injuries = (Fatalities + Lost Time Cases + Restricted Work Cases + Medical Treatment Cases)/1,000,000 work hours Abbreviates to TRIFR

Total shareholder return	The change in share price plus dividends reinvested. Abbreviates to TSR.

US$	Currency of the United States of America and the currency the BHP Billiton Group uses in publishing its consolidated financial statements.

Voluntary community contribution

Contributions made to support communities in which we operate. Our contributions to community programs comprise cash, in-kind support and administration costs. Our targeted level of contribution is 1 per cent of pre-tax profit.

11.2 Mining and mining-related terms

Alumina	Aluminium oxide (Al2O3). Alumina is produced from bauxite in the refining process. Alumina is then converted (reduced) in an electrolysis cell to produce aluminium metal.
Bauxite	Chief ore of aluminium

Bio-leaching	Use of naturally occurring bacteria, to leach a metal from ore: for example, copper, zinc, uranium, nickel and cobalt from a sulphide mineral

Block caving	A mass mining system where the extraction of the ore depends on gravity. By removing a thin horizontal layer at the mining level of the ore column, the vertical support of the ore column above is removed and the ore then caves by gravity. As broken ore is removed from the mining level of the ore column, the ore above continues to break and cave by gravity.

Brownfield project	A development or exploration project in the vicinity of an existing operation

Copper cathode	Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning.

Coal Reserves	The same meaning as Ore Reserves, but specifically concerning coal

Coking coal	By virtue of its carbonisation properties, is used in the manufacture of coke, which is used in the steelmaking process. Coking coal may also be referred to as metallurgical coal.

Condensate	A mixture of hydrocarbons that exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Crude oil	A mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.

Cut-off grade	The lowest grade of mineralised material that qualifies as economic for estimating Mineral Resource or Ore Reserves.

Direct reduced iron (DRI)	Metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production

Dry gas	A mixture of hydrocarbon gases, inerts and other gases that are in the gaseous phase at pipeline conditions with no free liquids at operating conditions. It is principally composed of methane, ethane and low levels of propanes and butanes, depending upon processing and pipeline specifications.

Electrowinning / electrowon	An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode

Energy coal	Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Ethane	Where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

Grade	The relative quantity, or the percentage, of metal content in an orebody.

Greenfield project	The development or exploration of a new project not previously examined.

Heap leach(ing)

A process used for the recovery of copper, uranium and precious metals from weathered low-grade ore. The crushed material is laid on a slightly sloping, impermeable pad and leached by uniformly trickling (gravity fed) a chemical solution through the beds to ponds. The metals are recovered from the solution.

Hot briquetted iron (HBI)	Densified DRI, where the densification is carried out at a temperature greater than 650[o]C. The resultant product has density greater than 5g/cm3. HBI can be used as feedstock for steel production.

Leaching	The process by which a soluble mineral can be economically recovered from ore by dissolution.

Liquefied natural gas (LNG)	Consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

Liquefied petroleum gas (LPG)	Consists of propane and butane and a small amount (less than 2 per cent) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels.

Marketable Coal Reserves	Represent beneficiated or otherwise enhanced coal product and should be read in conjunction with, but not instead of, reports of coal reserves.

Metallurgical coal	A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process

Oil and gas reserves	Those quantities of oil and gas that are anticipated to be legally and commercially recoverable from known accumulations as of the date of the reserve estimate

Open-cut	Surface working in which the working area is kept open to the sky. Abbreviates to OC.

Ore Reserves	Part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Petroleum coke	A residue from the refining of heavy fraction oil into light fraction oil

Probable Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assure continuity between points of observation.

Proved Ore Reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches and workings on drill holes and grade and/or quality are computed from the results of detailed samplings, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.

Proved oil and gas reserves	The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made).

Reserve life	Current stated ore reserves divided by current rate of production, or by nominal ROM production.

Run of mine product	Product mined in the course of regular mining activities. Abbreviates to ROM.

Solvent extraction	A method of separating one or more substances from a mixture by treating a solution of the mixture with a solvent that will dissolve the required substances, leaving the others.

Spud	Commence drilling of an oil or gas well.

Stockpile	An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unequal to handling the mine output; any heap of material formed to create a reserve for loading or other purposes or material dug and piled for future use. Abbreviates to SP

Total Coal Reserves	The combination of the Proved and Probable Ore Reserves which specifically concern coal.

Total Ore Reserves	Represent Proved Ore Reserves plus Probable Ore Reserves

Underground (UG)	Natural or man-made excavation under the surface of the Earth. Abbreviates to UG.

11.3 Units of measure

Abbreviation	Description
boe	Barrel oil equivalent
dwt	Dry weight tonnes
MMcf/d	Million of cubic feet per day
Mbbl/d	Thousand barrels per day
MMbbl/d	Million barrels per day
mtpa	Million tonnes per annum
mw	Mega watts
scf	Standard cubic feet
tph	Tonnes per hour
Tj	TeraJoule (1012 joules)

12.0 SHAREHOLDER INFORMATION

12.1 Markets

BHP Billiton Limited is listed on stock exchanges in Australia (Australian Securities Exchange (ASX)), Germany (Frankfurt), Switzerland (Zurich) and the US (New York Stock Exchange (NYSE)).

BHP Billiton Plc is listed on stock exchanges in the UK (London Stock Exchange (LSE)), South Africa (JSE Limited) and the US (NYSE).

Trading on the NYSE is via American Depositary Shares (ADSs) each representing two Ordinary shares evidenced by American Depositary Receipts (ADRs). Citibank N.A. is the Depositary for both ADR programs.

BHP Billiton Limited’s ADSs have been listed for trading on the NYSE (ticker BHP) since 28 May 1987 and BHP Billiton Plc’s since 25 June 2003 (ticker BBL).

12.2 Share ownership

Share capital

The details of the share capital for both BHP Billiton Limited and BHP Billiton Plc are presented in note 23 ‘Share capital’ in the financial statements.

Major shareholders

The tables in sections 8.19 and 8.20 of this Annual Report present information pertaining to the shares held by Directors and other members of the Office of Chief Executive in BHP Billiton Limited and BHP Billiton Plc.

Neither BHP Billiton Limited nor BHP Billiton Plc is directly or indirectly controlled by another corporation or by any government. Other than as described in section 2.10.2, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

BHP Billiton Limited

The tables in sections 8.19 and 8.20 of this Annual Report show the holdings for Directors and other members of the Office of Chief Executive of BHP Billiton Limited, as a group, of BHP Billiton Limited’s voting securities. No person beneficially owned more than five per cent of BHP Billiton Limited’s voting securities.

BHP Billiton Plc

The following table shows holdings of three per cent or more of voting rights in BHP Billiton Plc’s shares as notified to BHP Billiton Plc under the UK Disclosure and Transparency Rule 5, and the holdings of Directors and members of the Office of the Chief Executive of BHP Billiton Plc, as a group, of BHP Billiton Plc’s voting securities.

					Percentage of class at 30 June
Title of class	Identity of person or group	Date of notice received	Date of change	Number owned	2007(b)	2006 (b)	2005 (b)
Ordinary shares	Old Mutual Plc (a)	20 March 2007	First TR1 disclosure	114,002,541	4.82%	8.70%	9.06%

Ordinary shares	Legal and General Investment Management Limited	28 February 2007	First TR1 disclosure	83,519,892	3.53%	3.07%	3.05%

Ordinary shares	Directors and executive officers as a group			502,683	0.02%	0.07%	0.05%
(a)

Old Mutual Investment Group (South Africa) (Pty) Limited holds 97,652,977 shares of the total voting rights disclosed for Old Mutual Plc Group companies, which in turn represents 4.13% of the total voting rights of BHP Billiton Plc as at 30 June 2007.

(b)

The percentages quoted are based on the issued share capital of 2,468,147,002 ordinary shares as at 30 June 2005 and 30 June 2006. The percentage as at 30 June 2007 is based on issued share capital of 2,366,462,002 ordinary shares.

Twenty largest shareholders

The following table shows the 20 largest registered shareholders as at 31 August 2007 (as named on the Register of Shareholders)

BHP Billiton Limited	Number of fully paid shares	% of issued capital
1. Citicorp Nominees Pty Ltd	440,460,280	13.12
2. HSBC Australia Nominees Pty Ltd	377,638,519	11.25
3. J P Morgan Nominees Australia Limited	372,983,700	11.11
4. National Nominees Ltd	324,120,541	9.65
5. ANZ Nominees Ltd	124,360,778	3.70
6. Australian Mutual Provident Society	103,673,808	3.09
7. Queensland Investment Corporation	41,024,693	1.22
8. RBC Dexia Investor Services Australia Nominees Pty Ltd	38,197,613	1.14
9. UBS Nominees Pty Ltd	20,861,621	0.62
10. HSBC Custody Nominees (Australia) Limited	18,369,730	0.55
11. Potter Warburg Nominees Pty Ltd	16,954,928	0.50
12. Australian Foundation Investment Company Limited	14,386,934	0.43
13. Australian Reward Investment Alliance	13,517,208	0.40
14. Suncorp Custodian Services Pty Limited	11,355,526	0.34
15. Bond Street Custodians Limited	11,068,834	0.33
16. INVIA Custodian Pty Limited	10,059,634	0.30
17. Perpetual Trustee Australia Group	8,526,824	0.25
18. Tasman Asset Management Ltd	6,524,083	0.19
19. ARGO Investments Limited	6,422,411	0.19
20. Mitsubishi Development Pty Ltd	5,100,000	0.15
	1,965,607,665	58.54

BHP Billiton Plc	Number of fully paid shares	% of issued capital
1. PLC Nominees (Proprietary) Limited	550,716,041	23.66
2. PIC Int Equity	106,437,148	4.57
3. Chase Nominees Limited	69,761,293	3.00
4. HSBC Global Custody Nominee (UK) Limited <357206 A/C>	65,197,202	2.80
5. The Bank of New York (Nominees) Limited	54,204,479	2.33
6. Nortrust Nominees Limited <SLEND A/C>	47,816,089	2.05
7. BNY (OCS) Nominees Limited	43,877,633	1.88
8. Nutraco Nominees Limited	43,352,642	1.86
9. State Street Nominees Limited <OM02 A/C>	43,007,479	1.85
10. Prudential Client HSBC GIS Nominee (UK) Limited <PAC A/C>	40,937,849	1.76
11. HSBC Global Custody Nominee (UK) Limited <813259 A/C>	34,942,392	1.50
12. Chase Nominees Limited <LEND A/C>	34,887,547	1.50
13. Chase Nominees Limited <BGILIFEL A/C>	34,077,088	1.46
14. Industrial Development Corporation	33,804,582	1.45
15. HSBC Global Custody Nominee (UK) Limited <899877 A/C>	32,258,380	1.39
16. OMLAC (SA) UPF SCRIP Lending POOL	30,340,744	1.30
17. Mellon Nominees (UK) Limited <BSDTGABN A/C>	28,980,609	1.25
18. Vidacos Nominees Limited <FGN A/C>	27,725,076	1.19
19. BHP Billiton Plc <Treasury A/C>	24,610,000	1.06
20. Nortrust Nominees Limited <HLIFE A/C>	24,542,639	1.05
	1,371,476,912	58.91

US share ownership

The table below shows our US Share ownership as at 30 June 2007.

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders		Shares		Shareholders		Shares
	Numbers	%	Numbers	% of issued capital	Numbers	%	Numbers	% of issued capital
Classification of holder
Registered holders of voting securities	1,845	0.40	4,557,828	0.14	64	0.29	241,063	0.01

ADR holders	1,063	0.23	218,482,512 (a)	6.51	65	0.29	18,042,780 (b)	0.76
(a) These shares translate to 109,241,256 ADRs (b) These shares translate to 9,021,390 ADRs Distribution of shareholders and shareholdings as at 31 August 2007
	BHP Billiton Limited				BHP Billiton Plc
	Shareholders		Shares		Shareholders		Shares
	Numbers	%	Numbers	%	Numbers	%	Numbers	%
Registered address
Australia	456,439	95.5	3,283,532,125	97.8	94	0.4	1,172,840	0.1
New Zealand	12,868	2.7	42,776,051	1.3	22	0.1	44,956	0.0
United Kingdom	3,736	0.8	14,918,506	0.5	18,086	82.3	1,744,533,732	74.9
United States	1,854	0.4	4,730,447	0.1	65	0.3	244,115	0.0
South Africa	81	0.0	175,674	0.0	1,176	5.4	562,597,536	24.2
Other	3,136	0.6	11,644,168	0.3	2,530	11.5	19,432,109	0.8
Total	478,114	100.0	3,357,776,971	100.0	21,973	100.0	2,328,025,288	100.0

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders		Shares (1)		Shareholders		Shares (1)
	Numbers	%	Numbers	%	Numbers	%	Numbers	%
Size of holding
1 – 500 (2)	163,744	34.3	42,246,400	1.3	7,808	35.6	2,190,393	0.1
501 – 1,000	98,401	20.6	77,969,109	2.3	6,043	27.5	4,585,285	0.2
1,001 – 5,000	162,693	34.1	373,625,260	11.1	5,607	25.5	11,536,751	0.5
5,001 – 10,000	29,671	6.2	210,374,765	6.3	683	3.1	4,861,823	0.2
10,001 – 25,000	17,270	3.6	260,721,182	7.8	480	2.2	7,798,239	0.3
25,001 – 50,000	3,929	0.8	135,137,072	4.0	259	1.2	9,156,017	0.4
50,001 – 100,000	1,499	0.3	102,537,283	3.1	263	1.2	18,881,200	0.8
100,001 – 250,000	623	0.1	92,033,920	2.7	293	1.3	46,674,184	2.0
250,001 – 500,000	144	0.0	49,664,765	1.5	157	0.7	56,658,499	2.4
500,001 – 1,000,000	59	0.0	41,105,093	1.2	133	0.6	95,819,458	4.1
1,000,001 and over	81	0.0	1,972,362,122	58.7	247	1.1	2,069,863,439	89.0
Total	478,114	100.0	3,357,776,971	100.0	21,973	100.0	2,328,025,288	100.0

(1)     One share entitles the holder to one vote.

(2)     Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$38.42 as at 31 August 2007 was 2,777.

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders		Shares		Shareholders		Shares
	Numbers	%	Numbers	%	Numbers	%	Numbers	%
Classification of holder
Corporate	90,052	18.8	2,060,424,738	61.4	12,462	56.7	2,306,973,679	99.1
Private	388,062	81.2	1,297,352,233	38.6	9,511	43.3	21,051,609	0.9
Total	478,114	100.0	3,357,776,971	100.0	21,973	100.0	2,328,025,288	100.0

12.3 Dividends

Policy

We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment provided that we generate sufficient profit and cash flow to do so.

Because the US dollar is our main reporting currency, we declare our dividends and other distributions in US dollars. BHP Billiton Limited pays its dividends in Australian dollars, British pounds sterling, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in British pounds sterling to its shareholders registered on its principal register in the United Kingdom and South African rand to its shareholders registered on its branch register in South Africa. If shareholders wish to alter the currency in which they receive dividends they must complete an appropriate election form and return it to the BHP Billiton Share Registrar no later than two days prior to the announcement of the next dividend.

Payments

BHP Billiton Limited shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on the shareholders country of residence as shown below.

Country where shareholder is resident	Financial institution
Australia	Bank, building society, credit union
UK	Bank, building society
New Zealand	Bank
US	Bank

Shareholders from the abovementioned locations who do not provide their direct credit details and shareholders with registered addresses outside Australia, UK, New Zealand and US will receive dividend payments by way of a cheque in Australian Dollars.

BHP Billiton Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form which is available from the BHP Billiton Share Registrar in the UK or South Africa.

12.4 Share price information

The following tables show the share prices for the period indicated for ordinary shares and ADSs for each of BHP Billiton Limited and BHP Billiton Plc. The share prices are the highest and lowest closing market quotations for ordinary shares reported on the Daily Official List of the Australian and London stock exchange respectively, and the highest and lowest closing prices for ADSs quoted on the NYSE, adjusted to reflect stock dividends.

BHP Billiton Limited

BHP Billiton Limited		Ordinary shares(a)(b)		American Depositary Shares(a)(b)
		High	Low	High	Low
		A$	A$	US$	US$

FY2002		12.49	7.87	12.95	7.93
FY2003		10.66	8.22	12.65	8.90
FY2004		12.79	8.30	20.10	11.30
FY2005		19.50	12.41	31.01	17.36
FY2006	First quarter	22.48	18.09	34.24	27.35
	Second quarter	22.93	19.77	33.72	29.41
	Third quarter	28.00	23.18	40.22	34.42
	Fourth quarter	32.00	25.25	49.21	36.38
FY2007	First quarter	29.50	24.25	44.15	36.19
	Second quarter	28.23	24.76	43.67	36.57
	Third quarter	30.04	23.86	48.73	37.16
	Fourth quarter	35.38	29.15	60.39	48.51

The total market capitalisation of BHP Billiton Limited at 30 June 2007 was A$117.6 billion, which represented approximately 7.19 per cent of the total market capitalisation of all companies listed on the ASX. The closing price for BHP Billiton Limited ordinary shares on the ASX on such date was A$35.03.

BHP Billiton Limited		Ordinary shares(a)(b)		American Depositary Shares(a)(b)
		High	Low	High	Low
		A$	A$	US$	US$

Month of January 2007		26.24	23.86	41.32	37.16
Month of February 2007		29.36	26.25	46.75	41.18
Month of March 2007		30.04	26.34	48.73	40.68
Month of April 2007		30.64	29.35	51.10	48.63
Month of May 2007		31.93	29.15	53.41	48.51
Month of June 2007		35.38	32.17	60.39	53.94
Month of July 2007		39.16	35.05	68.62	61.34
Month of August 2007		38.42	32.44	64.07	52.27

(a) Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

(b) Under the terms of the DLC structure, for each existing BHP Billiton Limited share held on 5 July 2001, the holder was entitled to 1.0651 additional BHP Billiton Limited shares. Accordingly, historical share prices have been restated to reflect this change.

BHP Billiton Plc

BHP Billiton Plc		Ordinary shares(a)(b)		American Depositary Shares(a)(b)
		High	Low	High	Low
		UK pence	UK pence	US$	US$
FY2002		391.84	242.44	11.46	7.33
FY2003		351.50	259.50	11.25	5.07
FY2004		526.50	311.00	19.77	10.21
FY2005		776.50	474.75	30.23	17.49
FY2006	First quarter	916.00	722.00	32.50	25.90
	Second quarter	949.50	779.00	32.82	27.96
	Third quarter	1,071.50	916.50	38.07	32.00
	Fourth quarter	1,211.50	910.00	45.50	33.38
FY2007	First quarter	1,094.00	853.00	40.16	33.20
	Second quarter	1,060.00	870.00	40.37	33.33
	Third quarter	1,133.00	884.00	44.82	34.55
	Fourth quarter	1,390.00	1,125.00	56.40	45.00

BHP Billiton Plc	Ordinary shares(a)(b)		American Depositary Shares(a)(b)
	High	Low	High	Low
	UK pence	UK pence	US$	US$

Month of January 2007	965.00	884.00	38.46	34.55
Month of February 2007	1,120.00	977.00	43.97	38.51
Month of March 2007	1,133.00	983.50	44.82	37.82
Month of April 2007	1,181.00	1,125.00	47.54	45.00
Month of May 2007	1,249.00	1,125.00	50.33	45.10
Month of June 2007	1,390.00	1,258.00	56.40	50.38
Month of July 2007	1,554.00	1,361.00	63.85	55.68
Month of August 2007	1,428.00	1,183.00	58.10	47.83

(a) Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.

(b) The prices have been adjusted to reflect the terms of the DLC structure and the bonus issue allotted to BHP Billiton Plc shareholders in July 2002. Accordingly, historical share prices have been restated to reflect these changes.

The total market capitalisation of BHP Billiton Plc at 30 June 2007 was £32.9 billion, which represented approximately 1.44 per cent of the total market capitalisation of all companies listed on the LSE. The closing price for BHP Billiton Plc ordinary shares on the LSE on such date was £13.90.

12.5 Taxation

The taxation discussion below describes the material Australian income tax, UK tax and US federal income tax consequences of a US holder (as hereinafter defined) owning BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. The discussion is based on the Australian, UK and US tax laws currently in effect, as well as on the double taxation convention between Australia and the US (the Australian Treaty), the double tax convention between the UK and the US (the UK Treaty) and the estate tax conventions between the UK and the US (the UK Estate Tax Treaty). For purposes of this discussion, a ‘US holder’ is a beneficial owner of ordinary shares or ADSs who is, for US federal income tax purposes, a citizen or individual resident of the US, a domestic corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

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

Dividends

Dividends paid by BHP Billiton Limited to a US holder who or which is resident of Australia, or to a non-resident of Australia whose holding is effectively connected with a permanent establishment in Australia, may be subject to income tax.

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

Dividends paid to non-residents of Australia are exempt from withholding tax to the extent to which such dividends are ‘franked’ under Australia’s dividend imputation system or are declared by BHP Billiton Limited to be conduit foreign income (CFI). Dividends are considered to be ‘franked’ to the extent that they are paid out of post 1986–87 income on which Australian income tax has been levied. CFI is made up of certain amounts that are earned by BHP Billiton Limited that are not subject to tax in Australia, such as dividends remitted to Australia by foreign subsidiaries. Any part of a dividend paid to a US holder that is not ‘franked’ and is not CFI will generally be subject to Australian withholding tax unless a specific exemption applies.

Sale of ordinary shares and ADSs

A US holder who or which is a resident of Australia (other than certain temporary residents) may be liable for income tax on any profit on disposal of ordinary shares or ADSs, or Australian capital gains tax on the disposal of ordinary shares or ADSs acquired after 19 September 1985.

No income or other tax is payable on any profit on disposal of ordinary shares or ADSs held by a US holder who or which is a non-resident of Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax. Under the Australian Treaty, if the profit is sourced in Australia, it will not be taxable in Australia if it represents business profits of an enterprise carried on by a US holder entitled to treaty benefits and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia. . Australian capital gains tax will not generally apply to a disposal of the ordinary shares or ADSs by a US holder who or which is non-resident of Australia unless the shares or ADSs have been acquired after 19 September 1985 and:

•	the ordinary shares or ADSs have been used by the US holder in carrying on a trade or business through a permanent establishment in Australia;

•

the US holder (together with associates) directly or indirectly owns or owned 10 per cent or more of the issued share capital of BHP Billiton Limited at the time of the disposal or throughout a 12 month period during the 2 years prior to the time of disposal and the underlying value of BHP Billiton Limited at the time of disposal is principally derived from taxable Australian real property; or

•	the US holder is an individual who elected on becoming a non-resident of Australia to continue to have the ordinary shares or ADSs subject to Australian capital gains tax.

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

An individual who ceases to be resident in the UK for tax purposes while owning shares or ADSs and then disposes of those shares or ADSs while not UK resident may become subject to UK tax on capital gains if he subsequently becomes treated as UK resident again before 5 complete UK tax years of non UK residence has elapsed from the date he left the UK. In this situation US holders will generally be entitled to claim US tax paid on such a disposition as a credit against any corresponding UK tax payable.

UK inheritance tax

An individual who, under the UK Estate Tax Treaty, is a US holder and is domiciled in the US and not domiciled in the UK will not be subject to UK inheritance tax on the disposal of the ordinary shares or ADSs by way of a gift or upon the individual’s death if the individual is domiciled, or deemed to domiciled in the UK for inheritance tax purposes. . The exception to this is where the ordinary shares or ADSs are part of the business property of a UK permanent establishment of the individual US holder or pertain to a UK fixed base of an individual who performs independent personal services.

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

In general, for US federal income tax purposes, a holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares will generally not be subject to US federal income tax.

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

Dividends paid to a non-corporate US holder on shares or ADSs in taxable years beginning before 1 January 2011 will be taxable to you at the rate applicable to long-term capital gains (generally at a maximum rate of 15 per cent) provided that the US Holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, and meet other holding period requirements. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

13 EXHIBITS

Exhibit 1      Constitution

1.1	Constitution of BHP Billiton Limited.

1.2	Memorandum and Articles of Association of BHP Billiton Plc.

Exhibit 4      Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc.*

4.2        SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.*

4.3        SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.*

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited.*

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc.*

4.6	Service Contract dated 21 August 2003 between BHP Billiton Limited, BHP Billiton Plc and Charles. W. Goodyear.**

4.7	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel)***

Exhibit 8      List of Subsidiaries

8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc.

Exhibit 12      Certifications

12.1	Certification by Chief Executive Officer, Mr Charles Goodyear, dated 26 September 2007.

12.2	Certification by Chief Financial Officer, Mr Alex Vanselow, dated 26 September 2007.

Exhibit 13      Certifications

13.1        Certification by Chief Executive Officer, Mr Charles Goodyear, and Chief Financial Officer, Mr Alex Vanselow, dated 26 September 2007.

Exhibit 15

15.1        Consent Report of Independent Registered Public Accounting Firms KPMG and KPMG Audit Plc for incorporation by reference in the registration statement on Form F-3 and Form S-8.

15.2        Consent of Independent Accounting Firm KPMG Auditores Consultores Ltda to incorporation of audit report relating to Minera Escondida Limitada by reference in registration statements on Form F-3 and Form S-8.

15.3	Financial statements of Minera Escondida Limitada filed in accordance with SX rule 3-09.

*	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

**	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2003 on 23 October 2003.

***	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2005 on 3 October 2005.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorised.

Date: 26 September 2007

/s/ ALEX VANSELOW

Alex Vanselow
Chief Financial Officer

BHP BILLITON GROUP

ANNUAL FINANCIAL

STATEMENTS

For the year ended

30 June 2007

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-1

Notes to Financial Statements

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited management’s assessment, included in ‘Management’s assessment of our internal control over financial reporting’ set forth in section 6.11 of the 2007 Annual Report on Form 20-F that the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) maintained effective internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The BHP Billiton Group’s management is responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the BHP Billiton Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the BHP Billiton Group maintained effective internal control over financial reporting as of 30 June 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the BHP Billiton Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2007 and 2006, and the related consolidated income statements, consolidated statements of recognized income and expense and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2007, and our report dated 26 September 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Audit Plc	/s/ KPMG

KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
26 September 2007	26 September 2007

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2007 and 2006, and the related consolidated income statements, consolidated statements of recognized income and expense and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2007. These consolidated financial statements are the responsibility of the BHP Billiton Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group at 30 June 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three year period ended 30 June 2007, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the BHP Billiton Group’s internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 26 September 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG Audit Plc	/s/ KPMG

KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
26 September 2007	26 September 2007

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-4

Consolidated Income Statement

for the year ended 30 June 2007

	Notes	2007 US$M	2006 US$M	2005 US$M
Revenue together with share of jointly controlled entities’ revenue
Group production		41,271	34,139	24,759
Third party products	2	6,202	4,960	6,391
	2	47,473	39,099	31,150
Less: Share of jointly controlled entities’ external revenue included above	2, 15	(7,975)	(6,946)	(4,428)
Revenue		39,498	32,153	26,722
Other income	3	588	1,227	757
Expenses excluding net finance costs	4	(26,352)	(22,403)	(19,995)
Share of profits from jointly controlled entities	15	4,667	3,694	1,787
Profit from operations		18,401	14,671	9,271
Comprising:
Group production	2	18,327	14,560	9,157
Third party products	2	74	111	114
	2	18,401	14,671	9,271
Financial income	6	260	226	216
Financial expenses	6	(650)	(731)	(547)
Net finance costs	6	(390)	(505)	(331)
Profit before taxation		18,011	14,166	8,940
Income tax expense	8	(4,174)	(3,207)	(1,876)
Royalty related taxation (net of income tax benefit)	8	(341)	(425)	(436)
Total taxation expense	8	(4,515)	(3,632)	(2,312)
Profit after taxation		13,496	10,534	6,628
Profit attributable to minority interests		80	84	232
Profit attributable to members of BHP Billiton Group		13,416	10,450	6,396

Earnings per ordinary share (basic) (US cents)	9	229.5	173.2	104.4
Earnings per ordinary share (diluted) (US cents)	9	229.0	172.4	104.0

Dividends per ordinary share – paid during the period (US cents)	10	38.5	32.0	23.0
Dividends per ordinary share – declared in respect of the period (US cents)	10	47.0	36.0	28.0

The accompanying notes form part of these financial statements.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-5

Consolidated Statement of Recognised Income and Expense

for the year ended 30 June 2007

	2007 US$M	2006 US$M	2005 US$M
Profit after taxation	13,496	10,534	6,628
Amounts recognised directly in equity
Actuarial gains/(losses) on pension and medical schemes	79	111	(149)
Available for sale investments:
Valuation gains/(losses) taken to equity	147	(1)	–
Cash flow hedges:
(Losses)/gains taken to equity	(50)	(27)	–
(Gains)/losses transferred to the initial carrying amount of hedged items	(88)	(25)	–
Exchange fluctuations on translation of foreign operations	12	(1)	7
Tax on items recognised directly in, or transferred from, equity	82	4	52
Total amounts recognised directly in equity	182	61	(90)
Total recognised income and expense for the year	13,678	10,595	6,538
Attributable to minority interests	82	84	232
Attributable to members of BHP Billiton Group	13,596	10,511	6,306

The accompanying notes form part of these financial statements

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-6

Consolidated Balance Sheet

as at 30 June 2007

	Notes	2007 US$M	2006 US$M
ASSETS
Current assets
Cash and cash equivalents	32	1,937	776
Trade and other receivables	11	4,689	3,831
Other financial assets	12	952	808
Inventories	13	3,296	2,732
Assets held for sale	14	–	469
Other		213	160
Total current assets		11,087	8,776
Non-current assets
Trade and other receivables	11	810	813
Other financial assets	12	1,016	950
Inventories	13	113	93
Investments in jointly controlled entities	15	4,924	4,299
Property, plant and equipment	16	36,705	30,985
Intangible assets	17	615	683
Deferred tax assets	8	2,810	1,829
Other		88	88
Total non-current assets		47,081	39,740
Total assets		58,168	48,516
LIABILITIES
Current liabilities
Trade and other payables	18	4,724	4,053
Interest bearing liabilities	19	1,352	1,368
Liabilities held for sale	14	–	192
Other financial liabilities	20	512	544
Current tax payable		2,102	1,358
Provisions	21	1,259	1,067
Deferred income		300	279
Total current liabilities		10,249	8,861
Non-current liabilities
Trade and other payables	18	145	169
Interest bearing liabilities	19	9,291	7,648
Other financial liabilities	20	595	289
Deferred tax liabilities	8	1,822	1,592
Provisions	21	5,601	4,853
Deferred income		547	649
Total non-current liabilities		18,001	15,200
Total liabilities		28,250	24,061
Net assets		29,918	24,455

EQUITY
Share capital – BHP Billiton Limited (a)	23	1,221	1,490
Share capital – BHP Billiton Plc (b)	23	1,183	1,234
Share premium account	24	518	518
Treasury shares held	23	(1,457)	(418)
Reserves	24	473	306
Retained earnings	25	27,729	21,088
Total equity attributable to members of BHP Billiton Group		29,667	24,218
Minority interests	26	251	237
Total equity	26	29,918	24,455
(a)	Ordinary shares of BHP Billiton Limited are 3,357,503,573 (2006: 3,495,949,933).
(b)	Authorised ordinary shares of BHP Billiton Plc are 2,898,315,000 (2006: 3,000,000,000) with a nominal value of US$0.50 (2006: US$0.50), of which 531,852,998 (2006: 531,852,998) remain unissued.

The accompanying notes form part of these financial statements

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-7

Consolidated Cash Flow Statement

for the year ended 30 June 2007

	Notes	2007 US$M	2006 US$M	2005 US$M
Operating activities
Receipts from customers		40,284	32,938	28,425
Payments to suppliers and employees		(24,330)	(20,944)	(18,801)
Cash generated from operations		15,954	11,994	9,624
Dividends received		4,257	2,671	1,002
Interest received		138	121	90
Interest paid		(518)	(499)	(315)
Income tax paid		(3,682)	(3,152)	(1,476)
Royalty related taxation paid		(554)	(659)	(551)
Net operating cash flows	32	15,595	10,476	8,374
Investing activities
Purchases of property, plant and equipment		(6,365)	(5,239)	(3,450)
Exploration expenditure (including amounts expensed)	32	(793)	(766)	(531)
Purchase of intangibles		(18)	–	–
Purchases of investments and funding of jointly controlled entities		(155)	(65)	(42)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash		(701)	(531)	(6,198)
Cash outflows from investing activities		(8,032)	(6,601)	(10,221)
Proceeds from sale of property, plant and equipment		77	92	153
Proceeds from sale or redemption of investments		128	153	227
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash		203	844	675
Net investing cash flows		(7,624)	(5,512)	(9,166)
Financing activities
Proceeds from ordinary share issues		22	34	66
Proceeds from interest bearing liabilities		6,679	5,912	5,668
Repayment of interest bearing liabilities		(5,297)	(7,013)	(1,735)
Purchase of shares by Employee Share Ownership Plan Trusts		(165)	(187)	(47)
Share buy-back – BHP Billiton Limited		(2,824)	(1,619)	(1,792)
Share buy-back – BHP Billiton Plc		(2,917)	(409)	–
Dividends paid		(2,271)	(1,936)	(1,404)
Dividends paid to minority interests		(68)	(190)	(238)
Repayment of finance leases		(2)	(4)	(22)
Net financing cash flows		(6,843)	(5,412)	496
Net increase/(decrease) in cash and cash equivalents		1,128	(448)	(296)
Cash and cash equivalents, net of overdrafts, at beginning of year	32	760	1,207	1,509
Effect of foreign currency exchange rate changes on cash and cash equivalents		11	1	(6)
Cash and cash equivalents, net of overdrafts, at end of year	32	1,899	760	1,207

The accompanying notes form part of these financial statements.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-8

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

The effect of the DLC merger is that BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) and BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) operate together as a single economic entity (the BHP Billiton Group). Under the arrangements:

•	the shareholders of BHP Billiton Plc and BHP Billiton Limited have a common economic interest in both Groups

•

the shareholders of BHP Billiton Plc and BHP Billiton Limited take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis

•	BHP Billiton Plc and BHP Billiton Limited have a common Board of Directors, a unified management structure and joint objectives

•	dividends and capital distributions made by the two Companies are equalised

•

BHP Billiton Plc and BHP Billiton Limited each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date

If either BHP Billiton Plc or BHP Billiton Limited proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Plc or BHP Billiton Limited will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

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

Treatment of the DLC merger for accounting purposes

The basis of accounting for the DLC merger was established under Australian and UK Generally Accepted Accounting Principles (GAAP), pursuant to the requirements of the Australian Securities and Investments Commission (ASIC) Practice Note 71 ‘Financial Reporting by Australian Entities in Dual-Listed Company Arrangements’, an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, and in accordance with the UK Companies Act 1985. In accordance with the transitional provisions of IFRS 1/AASB 1 ‘First-time Adoption of International Financial Reporting Standards’, the same basis of accounting is applied under International Financial Reporting Standards. Accordingly, this annual financial report presents the merged BHP Billiton Group as follows:

•	Results for the years ended 30 June 2007, 30 June 2006 and 30 June 2005 are of the combined merged entity comprising the BHP Billiton Plc Group and the BHP Billiton Limited Group

•	Assets and liabilities of the BHP Billiton Plc Group and the BHP Billiton Limited Group were combined at the date of the merger at their existing carrying amounts

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-9

Notes to Financial Statements

1 Accounting policies continued

Basis of preparation

This general purpose financial report for the year ended 30 June 2007 has been prepared in accordance with:

•

Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board (AASB) and interpretations effective as of 30 June 2007

•	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board and interpretations effective as of 30 June 2007
•	International Financial Reporting Standards and interpretations as adopted by the European Union (EU) as of 30 June 2007
•	those standards and interpretations adopted early for each applicable reporting period as described below

The above standards and interpretations are collectively referred to as ‘IFRS’ in this report.

The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has not been restated.

A reconciliation of the major differences between the financial information prepared under IFRS compared to US GAAP is included in note 38 to the financial statements.

This financial report has been prepared on the basis of IFRS on issue that are effective, or except as described below, available for early adoption at 30 June 2007. For the 30 June 2007 financial year, the BHP Billiton Group adopted the following interpretations:

•	IFRIC 4/AASB Interpretation 4 ‘Determining Whether an Arrangement Contains a Lease’
•	IFRIC 8/AASB Interpretation 8 ‘Scope of IFRS 2’
•	IFRIC 9/AASB Interpretation 9 ‘Reassessment of Embedded Derivatives’
•	IFRIC 10/AASB Interpretation 10 ‘Interim Financial Reporting and Impairment’
•	IFRIC 11/AASB Interpretation 11 ‘IFRS 2 – Group and Treasury Share Transactions’

The application of these interpretations did not have a material impact on the current or comparative periods.

For the 30 June 2007 financial year the BHP Billiton Group did not early adopt the following standards:

•

IFRS 7/AASB 7 ‘Financial Instruments: Disclosures’. IFRS 7/AASB 7 modifies the basis and details of disclosures concerning financial instruments, but does not impact the recognition or measurement of financial instruments. The potential impact on disclosures had the standard been adopted early has not yet been determined.

•

AASB 2007-4 ‘Australian Additions to, and Deletions from, IFRSs’. AASB 2007-4 reinstates optional treatments within IFRS that were not available on transition in Australia. The principal impact on the financial statements had the standard been adopted early would be to permit recognition within each applicable line item of the financial report, the BHP Billiton Group’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities. All such interests are presently recognised using the equity method. This change would have no impact on attributable profit or equity, but would impact most lines items and sub-totals presented in the financial statements. Refer note 15 for information relevant to such an impact.

•

IFRS 8/AASB 8 ‘Operating Segments’. IFRS 8/AASB 8 specifies the basis and details of disclosures concerning operating segments. The potential impact on disclosure had the standard been adopted early has not yet been determined.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-10

Notes to Financial Statements

1 Accounting policies continued

The principal standards and interpretations that were early adopted for the 30 June 2006 financial year were:

•	IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’
•	Revised IAS 19/AASB 119 ‘Employee Benefits’
•	IFRIC 5/AASB Interpretation 5 ‘Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’

Basis of measurement

The financial report is drawn up on the basis of historical cost principles, except for derivative financial instruments and certain other financial assets which are carried at fair value.

Currency of presentation

All amounts are expressed in millions of US dollars, unless otherwise stated, consistent with the predominant functional currency of the BHP Billiton Group’s operations.

Change in accounting policy

The accounting policies have been consistently applied by all entities included in the BHP Billiton Group consolidated financial report and are consistent with those applied in all prior years presented, except for IAS 32/AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’ which were adopted effective 1 July 2005.

Financial instruments

The Group adopted IAS 32/AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’ from 1 July 2005. Prior to 1 July 2005, the principal accounting policies affecting financial instruments were as follows:

•	Available for sale investments were classified as fixed asset investments and, other than for joint ventures and associates, were stated at cost less provisions for impairment.
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

•

Derivative financial instruments were accounted for using Australian GAAP and UK GAAP hedge accounting principles whereby derivatives were matched to specifically identified commercial risks being hedged. These matching principles were applied using accrual accounting methods to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions were recognised when such transactions were recognised. Upon recognition of the underlying transaction, derivatives were valued at the appropriate market spot rate. When an underlying transaction could no longer be identified, gains or losses on a derivative previously designated as a hedge of that transaction were taken to the income statement, whether or not the derivative was terminated. When a hedge was terminated, the deferred gain or loss that arose prior to termination was:

– deferred and included in the measurement of the anticipated transaction when it occurred; or

– taken to the income statement when the anticipated transaction was no longer expected to occur.

•	The premiums paid on interest rate options and foreign currency put and call options were included in debtors and were deferred and included in the settlement of the underlying transaction.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-11

Notes to Financial Statements

1 Accounting policies continued

The adoption of IAS 32/AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’ resulted in the Group recognising available for sale investments and all derivative financial instruments as assets or liabilities at fair value. Accordingly, transitional adjustments in respect of IAS 32/AASB 132 and IAS 39/AASB 139 were recorded in the opening balance sheet and against retained earnings and reserves, as applicable, at 1 July 2005.

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

Jointly controlled assets and operations

The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities that do not give rise to a jointly controlled entity. These arrangements involve the joint ownership of assets dedicated to the purposes of each venture but do not create a jointly controlled entity as the venturers directly derive the benefits of operation of their jointly owned assets, rather than deriving returns from an interest in a separate entity.

The financial report of the BHP Billiton Group includes its share of the assets in such joint ventures, together with the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement, which are usually in proportion to the BHP Billiton Group’s interest in the jointly controlled assets.

Business combinations

Business combinations occurring after 1 July 2004 are accounted for in accordance with the policy stated below. Business combinations occurring prior to this date have been accounted for in accordance with the Group’s previous policies under UK GAAP and Australian GAAP and have not been restated.

Business combinations are accounted for by applying the purchase method of accounting, whereby the purchase consideration of the combination is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Mineral rights that can be reliably valued are recognised in the assessment of fair values on acquisition. Other potential mineral rights for which values can not be reliably determined are not recognised.

Where the cost of acquisition exceeds the fair values attributable to the Group’s share of the identifiable net assets, the difference is treated as purchased goodwill and accounted for in line with the Group’s policy thereon. Where the fair value of the Group’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognised in the income statement.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-12

Notes to Financial Statements

1 Accounting policies continued

Intangible assets and goodwill

Amounts paid for the acquisition of identifiable intangible assets, such as software and licences, are capitalised at the fair value of consideration paid and are recorded at cost less accumulated amortisation and impairment charges. Identifiable intangible assets with a finite life are amortised on a straight-line basis over their expected useful life, which is typically no greater than eight years. The BHP Billiton Group has no identifiable intangible assets for which the expected useful life is indefinite.

Where the fair value of the consideration paid for a business acquisition exceeds the fair value of the identifiable assets and liabilities acquired, the difference is treated as goodwill. Goodwill is not amortised, however its carrying amount is assessed annually against its recoverable amount as explained below under ‘Impairment of non-current assets’.

On the subsequent disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the profit or loss on disposal or termination.

Foreign currencies

The BHP Billiton Group’s reporting currency and the functional currency of the majority of its operations is the US dollar as this is the principal currency of the economic environments in which they operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are recorded using the exchange rate ruling at the date of the underlying transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at year end and the gains or losses on retranslation are included in the income statement, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration and rehabilitation, which are capitalised in property, plant and equipment for operating sites.

Exchange variations resulting from the retranslation at closing rate of the net investments in subsidiaries and joint ventures arising after 1 July 2004 are accounted for in accordance with the policy stated below. Exchange variations arising before this date were transferred to retained earnings at the date of transition to IFRS.

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

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-13

Notes to Financial Statements

1 Accounting policies continued

Share-based payments

The fair value at grant date of equity settled share awards granted after 8 November 2002 is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the employee share awards reserve. The fair value of awards is calculated using an option pricing model which considers the following factors:

•	exercise price

•	expected life of the award

•	current market price of the underlying shares

•	expected volatility

•	expected dividends

•	risk-free interest rate

•	market-based performance hurdles

For equity settled share awards granted before 7 November 2002 and that remained unvested at 1 July 2004, the estimated cost of share awards is charged to the income statement from grant date to the date of expected vesting. The estimated cost of awards is based on the market value of shares at the grant date or the intrinsic value of options awarded, adjusted to reflect the impact of performance conditions, where applicable.

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

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date, which is the date the commodity is delivered to the shipping agent. For these sales, revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamond sales), title passes and revenue is recognised when the goods have been delivered.

In cases where the terms of the executed sales agreement allow for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition of the sales revenue is based on the most recently determined estimate of product specifications.

For certain exchange traded commodities, the sales price is determined on a provisional basis at the date of sale; adjustments to the sales price subsequently occurs based on movements in quoted market prices up to the date of final pricing. The period between provisional invoicing and final pricing is typically between 60 and 120 days. Revenue on provisionally priced sales is recognised based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue. In all cases, fair value is estimated by reference to forward market prices.

Revenue is not reduced for royalties and other taxes payable from production.

The BHP Billiton Group separately discloses sales of Group production from sales of third party products due to the significant difference in profit margin earned on these sales.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-14

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

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	In respect of minerals activities:
-	the exploration and evaluation activity is within an area of interest which was previously acquired in a business combination and measured at fair value on acquisition, or where the existence of a commercially viable mineral deposit has been established.

•	In respect of petroleum activities:
-	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or
-	at the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement.

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as ‘Assets under construction’, and is disclosed as a component of property, plant and equipment. Development expenditure for both minerals and petroleum activities is capitalised and classified as ‘Assets under construction’. As the asset is not available for use, it is not depreciated. On completion of development, any capitalised exploration and evaluation expenditure, together with the subsequent development expenditure, is classified as either ‘Plant and equipment’ or ‘Other mineral assets’.

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Some assets acquired prior to 1 July 1998 are measured at deemed cost, being the revalued amount of the asset immediately prior to that date. Subsequent to 1 July 1998, the cost regime was applied to all assets. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct cost of bringing the asset to the location and condition necessary for operation and the direct cost of dismantling and removing the asset.

Disposals

Disposals are taken to account in the income statement. Where the disposal involves the sale or abandonment of a significant business (or all of the assets associated with such a business) the gain or loss is disclosed as an exceptional item.

Mineral rights

Acquired mineral rights are capitalised and classified as ‘Other mineral assets’ and depreciated from commencement of production.

The BHP Billiton Group’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all declared reserves on the leased properties to be mined in accordance with current production schedules.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-15

Notes to Financial Statements

1 Accounting policies continued

Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis using estimated lives indicated below, except that where assets are dedicated to a mine or petroleum lease the below useful lives are subject to the lesser of the asset category’s useful life and the life of the mine or lease, unless the assets are readily transferable to another productive mine or lease:

• Buildings	–	25 to 50 years

• Land	–	not depreciated

• Plant, machinery and equipment	–	4 to 30 years

• Mineral rights	–	based on reserves on a unit of production basis

• Exploration, evaluation and development expenditure on mineral assets and other mining assets	–	based on reserves on a unit of production basis

• Petroleum interests	–	based on the proved developed oil and gas reserves on a unit of production basis

• Leasehold buildings	–	over the life of the lease up to a maximum of 50 years

• Vehicles	–	3 to 5 years straight-line

Leased assets

Assets held under leases which result in the BHP Billiton Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised at the lower of the fair value of the property, plant and equipment or the estimated present value of the minimum lease payments.

The corresponding finance lease obligation is included within interest bearing liabilities. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation.

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

Impairment of non-current assets

Formal impairment tests are carried out annually for goodwill. Formal impairment tests for all other assets are performed when there is an indication of impairment. At each reporting date, an assessment is made to determine whether there are any indications of impairment. The BHP Billiton Group conducts annually an internal review of asset values which is used as a source of information to assess for any indications of impairment. External factors, such as changes in expected future processes, costs and other market factors are also monitored to assess for indications of impairment. If any indication of impairment exists an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset.

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

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-16

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

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions:	Basis:
• Future production	– Proved and probable reserves, resource estimates and, in certain cases, expansion projects
• Commodity prices	– Forward market and contract prices, and longer-term price protocol estimates
• Exchange rates	– Current (forward) market exchange rates
• Discount rates	– Cost of capital risk adjusted for the resource concerned

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

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine. The costs of production stripping are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

•	All costs are initially charged to the income statement and classified as operating costs.
•	When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.
•	In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs.

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life of mine ratio are accounted for prospectively from the date of the change.

Capitalised development stripping costs are classified as ‘Property, plant and equipment’ and capitalised production stripping costs are classified as ‘Other mineral assets’. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

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

Finance costs are capitalised up to the date when the asset is ready for its intended use. The amount of finance costs capitalised (before the effects of income tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of capitalised expenditure for the qualifying assets during the period.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-17

Notes to Financial Statements

1 Accounting policies continued

Taxation

Taxation on the profit or loss for the year comprises current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the tax is recognised in equity.

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

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave obliged to be settled within 12 months of the reporting date, are recognised in sundry creditors or provision for employee benefits in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

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

For defined contribution schemes or those operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the BHP Billiton Group’s employees, the pension charge is calculated on the basis of contributions payable.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-18

Notes to Financial Statements

1 Accounting policies continued

For defined benefit schemes, the cost of providing pensions is charged to the income statement so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses are recognised directly in equity. An asset or liability is consequently recognised in the balance sheet based on the present value of defined benefit obligations, less any unrecognised past service costs and the fair value of plan assets, except that any such asset can not exceed the total of unrecognised past service costs and the present value of refunds from and reductions in future contributions to the plan.

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

Restoration and rehabilitation

The mining, extraction and processing activities of the BHP Billiton Group normally give rise to obligations for site restoration or rehabilitation. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the BHP Billiton Group’s environmental policies.

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

Restoration and rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the country in which the operation is located. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, BHP Billiton Group environmental policies which give rise to a constructive obligation.

When provisions for restoration and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of restoration and rehabilitation activities is recognised in Property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognised in financial expenses.

Restoration and rehabilitation provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of the related assets, in which case the capitalised cost is reduced to nil and the remaining adjustment is recognised in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation charges. Adjustments to the estimated amount and timing of future restoration and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved. Factors influencing those changes include:

•	revisions to estimated reserves, resources and lives of operations
•	developments in technology
•	regulatory requirements and environmental management strategies
•	changes in the estimated costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates
•	movements in interest rates affecting the discount rate applied

Financial instruments

All financial assets are initially recognised at the fair value of consideration paid. Subsequently, financial assets are carried at fair value or amortised cost less impairment. Where non-derivative financial assets are carried at fair value, gains and losses on remeasurement are recognised directly in equity unless the financial assets have been designated as being held at fair value through profit, in which case the gains and losses are recognised directly in the income statement. Financial assets are designated as being held at fair value through profit when this is necessary to reduce measurement inconsistencies for related assets and liabilities. All financial liabilities other than derivatives are initially recognised at fair value of consideration received net of transaction costs as appropriate (initial cost) and subsequently carried at amortised cost.

Derivatives, including those embedded in other contractual arrangements but separated for accounting purposes because they are not clearly and closely related to the host contract, are initially recognised at fair value on the date the contract is

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-19

Notes to Financial Statements

1 Accounting policies continued

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

Forward exchange contracts held for hedging purposes are generally accounted for as cash flow hedges. Interest rate swaps held for hedging purposes are generally accounted for as fair value hedges. Derivatives embedded within other contractual arrangements and the majority of commodity based transactions executed through derivative contracts do not qualify for hedge accounting.

Fair value hedges

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

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, plant and equipment purchases) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

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

Application of critical accounting policies and estimates

The preparation of the consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The BHP Billiton Group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-20

Notes to Financial Statements

1 Accounting policies continued

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

The BHP Billiton Group is required to determine and report ore reserves in Australia and the UK under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. Reserve reporting requirements for SEC (United States of America) filings are specified in Industry Guide 7 which requires economic assumptions to be based on current economic conditions, which may differ from assumptions based on reasonable investment assumptions. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves. Accordingly, for SEC filings, assumed future selling prices are based on existing contract prices for commodities sold under long-term contracts, such as iron ore and coal, and the three-year historical average for commodities that are traded on the London Metals Exchange, such as copper and nickel.

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

•	Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation.
•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.
•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

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

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-21

Notes to Financial Statements

1 Accounting policies continued

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

Defined benefit superannuation schemes

For defined benefit schemes, other than certain industry-wide schemes, the cost of benefits charged to the income statement includes current and past service costs, interest costs on defined benefit obligations and the effect of any curtailments or settlements, net of expected returns on plan assets. An asset or liability is consequently recognised in the balance sheet based on the present value of defined obligations, less any unrecognised past service costs and the fair value of plan assets. For all other schemes, the cost of providing benefits is recognised based on contributions payable. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

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

Provision for restoration and rehabilitation

The BHP Billiton Group’s accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges. For closed sites, changes to estimated costs are recognised immediately in the income statement.

In addition to the uncertainties noted above, certain restoration and rehabilitation activities are subject to legal disputes and depending on the ultimate resolution of these issues the final liability for these matters could vary.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-22

Notes to Financial Statements

1 Accounting policies continued

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

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial report:

	Average year ended 30 June 2007	Average year ended 30 June 2006	Average year ended 30 June 2005	As at 30 June 2007	As at 30 June 2006	As at 30 June 2005
Australian dollar (a)	0.79	0.75	0.75	0.85	0.74	0.76
Brazilian real	2.10	2.24	2.73	1.93	2.18	2.36
Canadian dollar	1.13	1.16	1.25	1.06	1.11	1.23
Chilean peso	534	532	595	528	546	579
Colombian peso	2,247	2,324	2,454	1,960	2,635	2,329
South African rand	7.20	6.41	6.21	7.08	7.12	6.67
Euro	0.77	0.82	0.79	0.74	0.78	0.83
UK pound sterling	0.52	0.56	0.54	0.50	0.55	0.55
(a)	Displayed as US$ to A$1 based on common convention.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-23

Notes to Financial Statements

2 Business and geographical segments

Business segments

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

•	Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG)
•	Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina)
•	Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead, uranium and copper by-products including gold)
•	Diamonds and Specialty Products (exploration for and mining of diamonds and titanium minerals, and prior to divestment in August 2006, fertiliser operations)
•	Stainless Steel Materials (exploration for and mining, processing and marketing of nickel)
•	Iron Ore (exploration for and mining, processing and marketing of iron ore)
•	Manganese (exploration for and mining, processing and marketing of manganese)
•	Metallurgical Coal (exploration for and mining, processing and marketing of metallurgical coal)
•	Energy Coal (exploration for and mining, processing and marketing of energy coal)

Due to recent growth and a change in internal reporting structure, Iron Ore, Manganese and Metallurgical Coal, which were previously reported as the Carbon Steel Materials CSG are now reported as separate CSGs. Comparative disclosures have been restated based on the current reporting structure.

During the 2006 fiscal year, following a change in management responsibilities, the Group’s minerals exploration and technology functions were removed from the Diamonds and Specialty Products CSG and are now reported as part of Group and unallocated items. This change in segment reporting has been reflected in all periods presented and resulted in operating costs in 2006 of US$71 million (2005: US$69 million) being reported in Group and unallocated items rather than Diamonds and Specialty Products.

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments and exploration and technology activities. It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-24

Notes to Financial Statements

2 Business and geographical segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2007
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	4,846	4,564	10,756	893	6,800	5,421	1,149	3,712	2,980	14	41,135
Sale of third party product	454	1,315	1,879	–	101	29	95	10	1,595	724	6,202
Rendering of services	7	–	–	–	–	55	–	41	1	32	136
Inter-segment revenue	578	–	–	–	–	19	–	6	–	(603)	–
	5,885	5,879	12,635	893	6,901	5,524	1,244	3,769	4,576	167	47,473
Less: share of jointly controlled entities’ external revenue included above	(6)	–	(6,510)	(359)	–	(599)	–	–	(488)	(13)	(7,975)
Segment revenue	5,879	5,879	6,125	534	6,901	4,925	1,244	3,769	4,088	154	39,498
Segment result	2,977	1,540	1,872	70	3,687	2,444	253	1,242	35	(386)	13,734
Other attributable income (a)	37	23	12	2	10	–	–	1	68	(153)	–
Share of profits from jointly controlled entities	–	259	3,920	116	–	239	–	4	149	(20)	4,667
Profit from operations	3,014	1,822	5,804	188	3,697	2,683	253	1,247	252	(559)	18,401
Net finance costs											(390)
Taxation											(4,174)
Royalty related taxation											(341)
Profit after taxation											13,496
Adjusted EBITDA	3,789	2,042	6,025	281	4,078	2,934	294	1,498	660	(451)	21,150
Other significant non-cash items	(4)	30	145	–	(106)	(49)	(1)	7	15	(60)	(23)
EBITDA (b)	3,785	2,072	6,170	281	3,972	2,885	293	1,505	675	(511)	21,127
Depreciation and amortisation	(689)	(235)	(358)	(93)	(275)	(202)	(40)	(236)	(247)	(46)	(2,421)
Impairment losses recognised	(82)	(15)	(13)	–	–	–	–	(22)	(176)	(2)	(310)
Reversals of previous impairment losses recognised	–	–	5	–	–	–	–	–	–	–	5
Profit from operations	3,014	1,822	5,804	188	3,697	2,683	253	1,247	252	(559)	18,401
Profit from group production	3,010	1,796	5,892	188	3,697	2,684	251	1,246	122	(559)	18,327
Profit from third party production	4	26	(88)	–	–	(1)	2	1	130	–	74
Capital expenditure	1,687	361	568	144	1,509	1,186	72	555	242	41	6,365
Segment assets	9,464	6,269	9,740	1,620	7,745	4,489	971	3,066	3,230	6,650	53,244
Investments in jointly controlled entities	127	675	2,943	157	–	326	–	2	690	4	4,924
Total assets	9,591	6,944	12,683	1,777	7,745	4,815	971	3,068	3,920	6,654	58,168
Segment liabilities	2,524	996	2,696	184	1,150	1,103	381	878	2,062	16,276	28,250

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-25

Notes to Financial Statements

2 Business and geographical segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2006
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	4,797	3,704	9,034	1,263	2,916	4,735	965	3,926	2,713	5	34,058
Sale of third party product	321	1,374	1,259	–	37	15	72	1	1,252	629	4,960
Rendering of services	3	6	1	–	–	32	–	6	–	33	81
Inter-segment revenue	109	–	–	–	2	–	–	8	–	(119)	–
	5,230	5,084	10,294	1,263	2,955	4,782	1,037	3,941	3,965	548	39,099
Less: share of jointly controlled entities’ external revenue included above	(5)	(107)	(5,393)	(377)	–	(593)	(33)	–	(438)	–	(6,946)
Segment revenue	5,225	4,977	4,901	886	2,955	4,189	1,004	3,941	3,527	548	32,153
Segment result	2,963	917	1,998	209	901	2,201	126	1,832	131	(301)	10,977
Other attributable income (a)	5	37	–	–	–	–	8	1	–	(51)	–
Share of profits from jointly controlled entities	–	193	3,015	91	–	263	(2)	1	139	(6)	3,694
Profit from operations	2,968	1,147	5,013	300	901	2,464	132	1,834	270	(358)	14,671
Net finance costs											(505)
Taxation											(3,207)
Royalty related taxation											(425)
Profit after taxation											10,534
Adjusted EBITDA	3,798	1,468	5,093	396	1,185	2,598	172	2,002	500	(242)	16,970
Other significant non-cash items	(7)	(44)	267	(3)	(41)	21	(1)	(5)	17	(76)	128
EBITDA (b)	3,791	1,424	5,360	393	1,144	2,619	171	1,997	517	(318)	17,098
Depreciation and amortisation	(720)	(227)	(339)	(93)	(243)	(154)	(39)	(163)	(247)	(39)	(2,264)
Impairment losses recognised	(113)	(50)	(8)	–	–	(1)	–	–	–	(1)	(173)
Reversals of previous impairment losses recognised	10	–	–	–	–	–	–	–	–	–	10
Profit from operations	2,968	1,147	5,013	300	901	2,464	132	1,834	270	(358)	14,671
Profit from group production	2,963	1,071	5,017	300	901	2,462	137	1,834	233	(358)	14,560
Profit from third party production	5	76	(4)	–	–	2	(5)	–	37	–	111
Capital expenditure	1,124	366	861	202	1,423	884	45	677	131	41	5,754
Segment assets	7,420	6,061	9,419	1,630	5,692	3,462	836	2,607	3,018	4,050	44,195
Investments in jointly controlled entities	112	551	2,511	115	–	386	24	–	622	–	4,321
Total assets	7,532	6,612	11,930	1,745	5,692	3,848	860	2,607	3,640	4,050	48,516
Segment liabilities	2,208	1,048	2,617	178	898	1,047	340	749	1,759	13,217	24,061

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-26

Notes to Financial Statements

2 Business and geographical segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2005
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	3,953	3,103	4,372	986	2,265	3,311	1,334	2,653	2,718	3	24,698
Sale of third party product	1,500	1,543	670	523	9	42	105	91	1,124	784	6,391
Rendering of services	–	–	1	–	–	29	–	5	–	26	61
Inter-segment revenue	62	5	–	–	–	–	–	27	–	(94)	–
	5,515	4,651	5,043	1,509	2,274	3,382	1,439	2,776	3,842	719	31,150
Less: share of jointly controlled entities’ external revenue included above	(3)	(80)	(2,714)	(778)	(8)	(384)	(45)	–	(416)	–	(4,428)
Segment revenue	5,512	4,571	2,329	731	2,266	2,998	1,394	2,776	3,426	719	26,722
Segment result	2,523	758	481	429	828	875	569	886	319	(184)	7,484
Other attributable income (a)	6	26	–	19	25	–	–	2	1	(79)	–
Share of profits from jointly controlled entities	–	139	1,285	77	1	148	–	–	137	–	1,787
Profit from operations	2,529	923	1,766	525	854	1,023	569	888	457	(263)	9,271
Net finance costs											(331)
Taxation											(1,876)
Royalty related taxation											(436)
Profit after taxation											6,628
Adjusted EBITDA	3,151	1,122	1,952	710	1,014	1,329	607	1,162	740	(65)	11,722
Other significant non-cash items	–	15	(33)	(14)	(19)	(174)	—	(144)	(95)	(169)	(633)
EBITDA (b)	3,151	1,137	1,919	696	995	1,155	607	1,018	645	(234)	11,089
Depreciation and amortisation	(616)	(214)	(153)	(171)	(141)	(132)	(38)	(130)	(179)	(27)	(1,801)
Impairment losses recognised	(6)	–	–	–	–	–	–	–	(9)	(2)	(17)
Reversals of previous impairment losses recognised	–	–	–	–	–	–	–	–	–	–	–
Profit from operations	2,529	923	1,766	525	854	1,023	569	888	457	(263)	9,271
Profit from group production	2,515	902	1,777	503	854	1,028	552	886	403	(263)	9,157
Profit from third party production	14	21	(11)	22	–	(5)	17	2	54	–	114
Capital expenditure	898	268	345	239	475	468	68	527	164	31	3,483
Segment assets	6,448	5,398	7,880	1,429	4,377	2,081	808	1,996	2,359	5,813	38,589
Investments in jointly controlled entities	112	509	1,633	115	–	304	32	–	549	–	3,254
Total assets	6,560	5,907	9,513	1,544	4,377	2,385	840	1,996	2,908	5,813	41,843
Segment liabilities	1,955	745	2,240	162	612	870	290	743	1,558	14,752	23,927
(a)	Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items/eliminations to the applicable CSG/business segment.
(b)	EBITDA is profit from operations before depreciation, amortisation and impairments.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-27

Notes to Financial Statements

2 Business and geographical segments continued

Geographical information

	2007
	Segment revenue by location of customer US$M	Segment assets by location of assets US$M	Segment capital expenditure US$M
Australia	4,311	26,866	4,317
North America	2,807	6,844	1,137
Europe	11,053	3,913	30
South America	630	4,438	593
Southern Africa	1,733	4,099	195
Japan	4,123	–	–
South Korea	1,981	–	–
China	7,948	–	–
Other Asia	3,994	–	–
Rest of World	918	1,100	93
Unallocated assets	–	5,984	–
BHP Billiton Group	39,498	53,244	6,365

	2006
	Segment revenue by location of customer US$M	Segment assets by location of assets US$M	Segment capital expenditure US$M
Australia	3,507	22,960	3,813
North America	2,344	5,553	823
Europe	10,027	4,455	49
South America	729	3,640	843
Southern Africa	1,426	3,964	179
Japan	3,959	–	–
South Korea	1,689	–	–
China	5,294	–	–
Other Asia	2,496	–	–
Rest of World	682	734	47
Unallocated assets	–	2,889	–
BHP Billiton Group	32,153	44,195	5,754

	2005
	Segment revenue by location of customer US$M	Segment assets by location of assets US$M	Segment capital expenditure US$M
Australia	2,626	19,105	1,914
North America	2,122	4,484	846
Europe	9,352	2,696	51
South America	55	4,547	428
Southern Africa	1,308	4,438	218
Japan	3,118	–	–
South Korea	1,662	–	–
China	3,413	–	–
Other Asia	1,851	–	–
Rest of World	1,215	863	26
Unallocated assets	–	2,456	–
BHP Billiton Group	26,722	38,589	3,483

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-28

Notes to Financial Statements

2 Business and geographical segments continued

	Profit before taxation by location of assets
	2007 US$M	2006 US$M	2005 US$M
Australia	9,073	7,369	4,348
North America	17	233	439
Europe	1,525	816	1,189
South America	6,210	4,892	2,426
Southern Africa	1,150	1,031	693
Rest of World	426	330	176
Net finance costs	(390)	(505)	(331)
BHP Billiton Group	18,011	14,166	8,940

3 Other income

	2007 US$M	2006 US$M	2005 US$M
Dividend income	35	34	37
Royalties	4	5	3
Rental income	5	5	36
(Losses)/gains on sale of property, plant and equipment	(15)	57	69
Gains on sale of investments	59	19	43
Gains on sale of operations (a)	62	530	335
Other income	438	577	234
Total other income	588	1,227	757

(a)	Gains on sale of operations in 2006 included the sale of the Tintaya copper mine. Refer to note 5.

4 Expenses

	2007 US$M	2006 US$M	2005 US$M
Changes in inventories of finished goods and work in progress	(434)	(309)	(248)
Raw materials and consumables used	6,758	5,353	4,031
Employee benefits expense	3,073	2,849	2,419
External services (including transportation)	5,390	5,274	4,160
Third party commodity purchases	6,094	4,831	5,675
Net foreign exchange losses/(gains)	227	(19)	60
Research and development costs before crediting related grants	169	76	33
Fair value change on derivatives (a)	38	(88)	–
Fair value change on other financial assets (a)	–	(2)	–
Government royalties paid and payable	971	776	565
Depreciation and amortisation expense	2,421	2,264	1,801
Exploration and evaluation expenditure incurred and expensed in the current period	528	561	351
Exploration and evaluation expenditure previously capitalised, written off as unsuccessful or abandoned (b)	82	79	2
Reversal of previously written off capitalised exploration and evaluation expenditure	–	(8)	–
Impairment of investments in jointly controlled entities	–	50	–
Impairment of property, plant and equipment (c)	183	39	15
Reversal of previously impaired property, plant and equipment	–	(2)	–
Impairment of goodwill and other intangible assets (c)	45	5	–
Reversal of previously impaired other intangible assets	(5)	–	–
Operating lease rentals	494	240	224
All other operating expenses	318	434	907
Total expenses	26,352	22,403	19,995

(a)	Fair value change on derivatives includes realised gains of US$179 million (2006: US$157 million realised loss; 2005: US$nil) and unrealised losses of US$217 million (2006: US$245 million unrealised gain; 2005: US$nil). Fair value change on other financial assets includes unrealised gains of US$nil (2006: US$2 million; 2005: US$nil).
(b)	Exploration and evaluation expenditure previously capitalised, written off as unsuccessful or abandoned include a charge of US$82 million in respect of the Group’s Petroleum interests in oil and gas prospects in the Gulf of Mexico.
(c)	Impairment charges for the year ended 30 June 2007 include a charge of US$176 million in relation to coal operations in South Africa comprising an impairment of property, plant and equipment of US$131 million and goodwill of US$45 million. Refer to notes 5, 16 and 17. This resulted from a review of regulatory and other market factors in South Africa and as recoverable amount, which was fair value less direct costs to sell, did not exceed carrying amount, an impairment was recognised. The determination of fair value less direct costs to sell was the estimated amount that would be obtained from sale in an arm’s length transaction between knowledgeable and willing parties.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-29

Notes to Financial Statements

4 Expenses continued

	2007 US$M	2006 US$M	2005 US$M
Remuneration of auditors
Audit fees payable by the BHP Billiton Group to:
Auditors of the BHP Billiton Group:
KPMG	15.926	12.392	9.414
PricewaterhouseCoopers (a)	–	–	0.577
Total audit fees	15.926	12.392	9.991
Fees payable by the BHP Billiton Group to auditors for other services:
Auditors of the BHP Billiton Group:
Audit related services (b):
KPMG	1.505	1.641	1.090
Taxation services (c):
KPMG	0.198	0.239	1.500
Other services (d) :
KPMG	0.082	0.209	0.110
PricewaterhouseCoopers (b)	–	–	1.457
Total other services	1.785	2.089	4.157
Total fees	17.711	14.481	14.148

(a)	Audit fees and other services fees for PricewaterhouseCoopers arose in connection with their role as auditors of WMC Resources Ltd (WMC), where they were auditors of WMC up to 30 June 2005.
(b)	Mainly includes accounting advice and services associated with securities offerings. For the year ended 30 June 2007, audit fees of US$0.158 million (2006: US$0.150 million; 2005: US$0.328 million) relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.
(c)	Mainly includes tax compliance services and, in 2005, employee expatriate taxation services.
(d)	Mainly includes certifications and non-financial audits.

5 Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial report. Such items included within the BHP Billiton Group profit for the year are detailed below.

Year ended 30 June 2007	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Impairment of South African coal operations	(176)	34	(142)
Newcastle steelworks rehabilitation	(167)	50	(117)
	(343)	84	(259)
Exceptional items by Customer Sector Group
Energy Coal	(176)	34	(142)
Group and unallocated	(167)	50	(117)
	(343)	84	(259)

Impairment of South African coal operations

As part of the Group’s regular review of assets whose value may be impaired, a charge of US$176 million (US$34 million tax benefit) has been recorded in relation to coal operations in South Africa.

Newcastle steelworks rehabilitation

The Group recognised a charge against profits of US$167 million (US$50 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to increases in the volume of sediment in the Hunter River requiring remediation and treatment, and increases in treatment costs.

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

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-30

Notes to Financial Statements

5 Exceptional items continued

Year ended 30 June 2005	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	142	(6)	136
Termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)
Total by category	(111)	81	(30)
Exceptional items by Customer Sector Group
Petroleum	134	(10)	124
Base Metals	(29)	(4)	(33)
Iron Ore	(266)	80	(186)
Manganese	(19)	-	(19)
Energy Coal	(73)	21	(52)
Stainless Steel Materials	142	(6)	136
Total by Customer Sector Group	(111)	81	(30)

Sale of Laminaria and Corallina

In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields. Proceeds on the sale were US$130 million, resulting in a profit before tax of US$134 million (US$10 million tax expense).

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

6 Net finance costs

	2007 US$M	2006 US$M	2005 US$M
Financial expenses
Interest on bank loans and overdrafts	22	134	34
Interest on all other loans	535	382	254
Finance lease and hire purchase interest	5	6	6
Dividends on redeemable preference shares	1	17	25
Discounting on provisions and other liabilities	251	266	173
Discounting on pension and medical benefit entitlements	127	108	114
Interest capitalised (a)	(353)	(144)	(78)
Net fair value change on hedged loans and related hedging derivatives	25	(30)	–
Exchange differences on net debt	37	(8)	19
	650	731	547
Financial income
Interest income	(151)	(123)	(118)
Return on pension plan assets	(109)	(103)	(98)
	(260)	(226)	(216)
Net finance costs	390	505	331

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2007 the capitalisation rate was 5.7 per cent (2006: 5.0 per cent; 2005: 4.6 per cent).

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-31

Notes to Financial Statements

7 Employees

	2007 Number	2006 Number	2005 Number
The average number of employees, which excludes jointly controlled entities’ employees and includes executive Directors, during the financial year was as follows:

Petroleum	2,297	2,180	1,998
Aluminium	4,360	4,259	4,453
Base Metals	4,402	4,360	2,499
Diamonds and Specialty Products	857	1,189	1,254
Stainless Steel Materials	3,626	2,927	5,534
Iron Ore	2,009	2,031	2,180
Manganese	2,076	2,204	2,041
Metallurgical Coal	3,564	3,534	2,994
Energy Coal	7,993	7,819	9,333
Group and unallocated	2,677	2,681	1,915
	33,861	33,184	34,201

	2007 US$M	2006 US$M	2005 US$M
The aggregate employee benefits expense of those employees was as follows:
Wages, salaries and redundancies (a)	2,806	2,567	2,203
Employee share awards	88	70	66
Social security costs	13	24	21
Pensions and post-retirement medical benefit costs – refer to note 22	230	188	129
	3,137	2,849	2,419

(a)	During the current year US$64 million of payroll expenses classified as exploration and evaluation expenditure in note 4 has been included within wages, salaries and redundancies.

8 Income tax and deferred tax

	2007 US$M	2006 US$M	2005 US$M
Income tax expense comprises:
Current tax expense	5,265	4,312	2,388
Deferred tax expense	(750)	(680)	(76)
	4,515	3,632	2,312
UK taxation at the corporation rate of 30 per cent
Current tax expense	164	393	194
Deferred tax expense (a)	(79)	(99)	12
	85	294	206
Australian taxation at the corporation rate of 30 per cent
Current tax expense	3,067	2,475	1,369
Deferred tax expense	(299)	72	244
	2,768	2,547	1,613
Overseas taxation
Current tax expense	2,034	1,444	825
Deferred tax expense	(372)	(653)	(332)
	1,662	791	493

(a)	Deferred tax expense has been calculated allowing for the future reduction in the UK corporation tax rate to 28 per cent.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-32

Notes to Financial Statements

8 Income tax and deferred tax continued

	2007		2006		2005
	%	US$M	%	US$M	%	US$M
Factors affecting tax charge for the period
The tax expense is different than the standard rate of corporation tax (30 per cent).
The differences are explained below:
Profit before tax		18,011		14,166		8,940
Tax on profit at standard rate of 30 per cent	30.0	5,403	30.0	4,250	30.0	2,682
Investment and development allowance	(1.8)	(321)	(1.5)	(219)	(1.7)	(150)
Amounts under/(over) provided in prior years	0.2	28	(0.3)	(48)	0.8	75
Recognition of previously unrecognised tax assets	(1.6)	(290)	(3.0)	(429)	(4.4)	(393)
Non deductible depreciation, amortisation and exploration expenditure	0.3	56	0.4	53	0.5	42
Tax rate differential on foreign income	1.1	198	1.8	252	0.9	78
Foreign tax on remitted and unremitted earnings from investments	0.6	111	0.5	72	0.5	44
Non tax-effected operating losses and capital gains	0.4	71	–	5	(0.4)	(37)
Foreign exchange gains and other translation adjustments	(2.2)	(395)	(0.6)	(78)	(1.0)	(87)
Tax rate changes	0.3	47	–	4	(0.1)	(9)
Adjustments to income tax expense relating to jointly controlled entities	(4.8)	(859)	(4.8)	(668)	(4.1)	(365)
Other	0.7	125	0.1	13	–	(4)
Income tax expense	23.2	4,174	22.6	3,207	21.0	1,876
Royalty related taxation (net of income tax benefits)	1.9	341	3.0	425	4.9	436
Total taxation expense	25.1	4,515	25.6	3,632	25.9	2,312

The movement for the year in the Group’s net deferred tax position was as follows:

	2007 US$M	2006 US$M	2005 US$M
Net deferred tax asset/(liability)
Opening balance	237	(445)	(555)
Income tax credit recorded in the income statement	795	680	76
Effect of change in tax rates	(45)	–	(3)
Income tax credit/(charge) recorded directly in equity (a)	57	(24)	55
Acquisitions and disposals of subsidiaries and operations	29	20	(9)
Transfers to/(from) assets and liabilities held for sale	(93)	69	–
Exchange differences and other movements	8	(63)	(9)
Closing balance	988	237	(445)

(a)	The amounts charged directly to the SORIE including deferred tax relating to actuarial gains/(losses) on pension and medical plans, effective cash flow hedges and available for sale investments, and other amounts charged directly to equity including deferred tax relating to employee share awards.

The following details the composition of the Group’s net deferred tax asset and liability recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2007	2006	2007	2006	2007	2006	2005
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation	(850)	(384)	696	1,394	(339)	103	86
Exploration expenditure	374	204	(4)	(71)	(105)	(154)	(33)
Employee benefits	154	130	(252)	(250)	9	3	(33)
Restoration and rehabilitation	433	186	(738)	(555)	(404)	(250)	(87)
Resource rent tax	(31)	–	207	213	12	20	8
Other provisions	138	30	19	17	(5)	6	(46)
Deferred income	(41)	56	(117)	(157)	136	(115)	11
Deferred charges	(52)	(133)	259	271	(90)	49	39
Investments, including foreign tax credits	1,151	734	625	218	(8)	(184)	(157)
Foreign exchange losses	4	5	615	206	384	(111)	245
Non tax-depreciable fair value adjustments, revaluations and mineral rights	71	(26)	383	440	(186)	44	(26)
Other	209	51	133	(78)	5	(20)	207
Tax-effected losses	1,250	976	(4)	(56)	(159)	(71)	(290)
Total BHP Billiton Group	2,810	1,829	1,822	1,592	(750)	(680)	(76)

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-33

Notes to Financial Statements

8 Income tax and deferred tax continued

	2007 US$M	2006 US$M
Unrecognised deferred tax assets:
Tax losses and tax credits	596	499
Investments in subsidiaries and jointly controlled entities	379	387
Other deductible temporary differences	1,113	1,404
Total unrecognised deferred tax assets/valuation allowance	2,088	2,290

Unrecognised deferred tax liabilities:
Investments in subsidiaries and jointly controlled entities	1,081	1,446
Total unrecognised deferred tax liabilities	1,081	1,446

Tax losses

At 30 June 2007, the BHP Billiton Group has income and capital tax losses with a tax benefit of approximately US$476 million (2006: US$499 million) which are not recognised as deferred tax assets. The BHP Billiton Group anticipates benefits from the recognition of losses in future periods to the extent of income or gains in relevant jurisdictions. The gross amount of tax losses carried forward that have not been tax effected expire as summarised below:

Year of expiry	Australia US$M	UK US$M	Foreign US$M	Total losses US$M
Income tax losses
Not later than one year			34	34
Later than one year and not later than two years			10	10
Later than two years and not later than three years			46	46
Later than three years and not later than four years			1	1
Later than four years and not later than five years			10	10
Later than five years and not later than ten years			67	67
Later than ten years and not later than twenty years			109	109
Unlimited	–	344	191	535
	–	344	468	812
Capital tax losses
Later than one year and not later than two years			1	1
Later than two years and not later than three years			1	1
Unlimited	745	3	16	764
Gross amount of tax losses not recognised	745	347	486	1,578
Tax effect of total losses not recognised	224	97	155	476

Tax credits

At 30 June 2007, the BHP Billiton Group had US$120 million of tax credits that have not been recognised (2006: US$nil).

Tax losses and tax credits recognised

The gross amount of tax losses and tax credits that have been included in deferred tax assets and liabilities are summarised as follows:

Year of expiry	Australia US$M	UK US$M	Foreign US$M	Total losses US$M
Income tax losses and credits
Not later than one year			1	1
Later than one year and not later than two years			8	8
Later than two years and not later than three years			37	37
Later than three years and not later than four years			16	16
Later than four years and not later than five years			–	–
Later than five years and not later than ten years			3	3
Later than ten years and not later than twenty years			2,621	2,621
Unlimited	–	732	326	1,058
	–	732	3,012	3,744
Capital tax losses
Unlimited	27	–	–	27
Gross amount of tax losses and tax credits recognised	27	732	3,012	3,771

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-34

Notes to Financial Statements

8 Income tax and deferred tax continued

Deductible temporary differences

At 30 June 2007, the BHP Billiton Group had deductible temporary differences for which deferred tax assets of US$1,492 million (2006: US$1,791 million) have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

The BHP Billiton Group anticipates it will continue to incur foreign expenditure including exploration, or incur losses, in jurisdictions in which, under current accounting policies, the tax-effect of such expenditure or losses may not be recognised. The BHP Billiton Group will continue to incur non-deductible accounting depreciation and amortisation.

The BHP Billiton Group recognises net deferred tax assets relating to tax losses and temporary differences to the extent that it can reasonably foresee future profits against which to realise those assets. Following continued progress in the BHP Billiton Group’s Gulf of Mexico (US) projects, additional benefits of tax losses and temporary differences have been recognised in the current year resulting in a reduction in the effective tax rate of approximately 2 per cent (2006: 3 per cent; 2005: 4 per cent) when compared to the statutory tax rate.

Temporary differences associated with investments in subsidiaries and jointly controlled entities

At 30 June 2007, deferred tax liabilities of US$1,081 million (2006: US$1,446 million) associated with undistributed earnings of subsidiaries and jointly controlled entities have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Other factors affecting taxation

The Australian Taxation Office (ATO) issued assessments in 2005 against subsidiary companies, primarily BHP Billiton Finance Ltd, in respect of the 1999 to 2002 financial years. The assessments relate to the deductibility of bad debts in respect of funding subsidiaries that undertook the Beenup, Boodarie Iron and Hartley projects. Appeals have been lodged in the Federal Court against the assessments.

As at 30 June 2007, the total amount in dispute relating to bad debts on loans is approximately US$1,006 million, comprising primary tax of US$586 million and US$420 million of interest and penalties (after tax). An amount of US$541 million in respect of the disputed amounts has been paid pursuant to ATO disputed assessments guidelines. The amounts paid have been recognised as a reduction of the Group’s net deferred tax liabilities. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.

9 Earnings per share

	2007	2006	2005
Basic earnings per share (US cents)	229.5	173.2	104.4
Diluted earnings per share (US cents)	229.0	172.4	104.0
Basic earnings per American Depositary Share (ADS) (US cents) (a)	459.0	346.4	208.8
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	458.0	344.8	208.0
Basic earnings (US$M)	13,416	10,450	6,396
Diluted earnings (US$M) (b)	13,434	10,456	6,399

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2007 Million	2006 Million	2005 Million
Basic earnings per share denominator	5,846	6,035	6,124
Shares and options contingently issuable under employee share ownership plans	20	31	32
Diluted earnings per share denominator	5,866	6,066	6,156

(a)	Each ADS represents two ordinary shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$18 million (2006: US$6 million; 2005: US$3 million) that would not be made if potential ordinary shares were converted to fully paid.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-35

Notes to Financial Statements

10 Dividends

	2007 US$M	2006 US$M	2005 US$M
Dividends paid during the period
BHP Billiton Limited	1,346	1,148	842
BHP Billiton Plc - Ordinary shares	923	790	567
- Preference shares (a)	–	–	–
	2,269	1,938	1,409
Dividends declared in respect of the period
BHP Billiton Limited	1,605	1,275	1,004
BHP Billiton Plc - Ordinary shares	1,097	885	691
- Preference shares (a)	–	–	–
	2,702	2,160	1,695

	2007 US cents	2006 US cents	2005 US cents
Dividends paid during the period (per share)
Prior year final dividend	18.5	14.5	9.5
Interim dividend	20.0	17.5	13.5
	38.5	32.0	23.0
Dividends declared in respect of the period (per share)
Interim dividend	20.0	17.5	13.5
Final dividend	27.0	18.5	14.5
	47.0	36.0	28.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 22 August 2007, BHP Billiton declared a final dividend of 27.0 US cents per share (US$1,528 million), which will be paid on 28 September 2007 (2006: 18.5 US cents per share – US$1,100 million; 2005: 14.5 US cents per share – US$878 million).

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2007 US$M	2006 US$M	2005 US$M
Franking credits as at 30 June	144	20	115
Franking credits arising from the payment of current tax payable	923	811	213
Total franking credits available (b)	1,067	831	328

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each (2006: 5.5 per cent; 2005: 5.5 per cent).
(b)	The payment of the final 2007 dividend declared after 30 June 2007 will reduce the franking account balance by US$388 million.

11 Trade and other receivables

	2007 US$M	2006 US$M
Current
Trade receivables	3,325	2,787
Provision for doubtful debts	(10)	(4)
Total trade receivables	3,315	2,783
Employee Share Plan loans (a)	3	2
Other sundry receivables	1,372	1,049
Provision for doubtful debts	(1)	(3)
Total sundry receivables	1,374	1,048
Total current receivables	4,689	3,831

Non-current
Employee Share Plan loans (a)	39	45
Other sundry receivables	771	768
Total non-current receivables	810	813

(a)	Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are full recourse and are available to fund the purchase of such shares for a period of up to 20 years, repayable by application of dividends or an equivalent amount. Refer to note 27.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-36

Notes to Financial Statements

12 Other financial assets

	2007 US$M	2006 US$M
Current
At fair value
Cross currency and interest rate swaps	290	34
Forward exchange contracts	132	27
Commodity contracts	513	725
Other derivative contracts	11	16
	946	802
At amortised cost
Insurance investments (a)	–	1
Other	6	5
Total current other financial assets	952	808

Non-current
At fair value
Cross currency and interest rate swaps	307	390
Forward exchange contracts	14	3
Commodity contracts	50	73
Other derivative contracts	24	19
Shares – fair value through profit	35	81
Shares – available for sale	363	200
Other investments – available for sale (b)	223	184
Total non-current other financial assets	1,016	950

(a)	Includes US$nil (2006: US$1 million) relating to the BHP Billiton Group’s self-insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.
(b)	Investments held by the Ingwe, Selbaie and Rio Algom Environmental Trust Funds and the Samancor Rehabilitation Trust. The future realisation of these investments is intended to fund environmental obligations relating to the closure of the South African coal operations and Selbaie’s, Rio Algom’s and Samancor’s mines and consequently these investments, whilst under the BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or applied to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under non-current provisions. Refer to note 21.

13 Inventories

		2007 US$M	2006 US$M
Current
Raw materials and consumables	- at net realisable value (a)	67	14
	- at cost	710	678
		777	692
Work in progress	- at net realisable value (a)	4	23
	- at cost	896	734
		900	757
Finished goods	- at net realisable value (a)	7	28
	- at cost	1,612	1,255
		1,619	1,283
Total current inventories		3,296	2,732

Non-current
Raw materials and consumables	- at cost	58	22
Work in progress	- at cost	49	71
Finished goods	- at cost	6	–
Total non-current inventories		113	93

(a)	US$16 million of inventory write-downs were recognised during the year (2006: US$6 million; 2005: US$20 million). Inventory write-downs of US$21 million made in previous periods were reversed during the year (2006: US$19 million; 2005: US$3 million).

14 Assets held for sale

There were no assets or businesses classified as held for sale in the balance sheet at 30 June 2007.

The following assets and businesses were classified as held for sale in the balance sheet at 30 June 2006.

Valesul Aluminio SA

BHP Billiton’s 45.5 per cent joint venture interest in Valesul Aluminio SA, an aluminium smelter located in Brazil, forming part of the Aluminium CSG, was presented as held for sale following the completion of a divestment review by the Group. The sale was completed during the year.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-37

Notes to Financial Statements

14 Assets held for sale continued

Southern Cross Fertilisers Pty Ltd

BHP Billiton announced on 9 May 2006 that it had entered into an agreement for the sale of Southern Cross Fertilisers Pty Ltd, a fertiliser mining and processing business, forming part of the Diamonds and Specialty Products CSG. The agreement had conditions precedent that remained unfulfilled at 30 June 2006, and therefore the assets and liabilities were classified as held for sale. The sale was completed during the year.

Bruce and Keith oil fields

During the year, the Bruce and Keith oil fields (with associated acreage), which form part of the Petroleum CSG, were no longer classified as held for sale. These operations will be retained and additional growth options have been evaluated. The effect of reclassification on the consolidated income statement for the year ended 30 June 2007 was US$17 million, representing an additional depreciation charge. The net assets of the operations have been reclassified to the respective asset and liability classes in the consolidated balance sheet in the current year.

Cascade and Chinook oil and gas prospects

BHP Billiton entered into interdependent agreements for the sale of its Cascade and Chinook oil and gas prospects, which formed part of the Petroleum CSG. The agreements had conditions precedent that remained unfulfilled as at 30 June 2006, and therefore the assets were classified as held for sale. The sale was completed during the year.

Coal bed methane assets

On 21 June 2006, BHP Billiton announced that it had entered an agreement to sell its Australian coal bed methane interests which formed part of the Petroleum CSG. The sale had conditions precedent that remained unfulfilled at 30 June 2006, and therefore the assets and liabilities were classified as held for sale. The sale was completed during the year.

The net assets of the operations classified as held for sale are shown in aggregate below.

	2007 US$M	2006 US$M
Trade and other receivables	–	6
Inventories	–	22
Investments in jointly controlled entities	–	22
Property, plant and equipment	–	396
Deferred tax assets	–	20
Other	–	3
Total assets	–	469
Trade and other payables	–	39
Provisions	–	64
Deferred tax liabilities	–	89
Total liabilities	–	192
Net assets	–	277

15 Investments in jointly controlled entities

All entities included below are subject to joint control as a result of governing contractual arrangements.

				Ownership interest (a)		Carrying value of investment
Major shareholdings in jointly controlled entities	Country of incorporation	Principal activities	Reporting date (a)	2007%	2006%	2007 US$M	2006 US$M
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	31 May	25	25	75	68
Carbones del Cerrejon LLC	Anguilla	Coal mining in Colombia	31 Dec	33.3	33.3	680	615
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	31 May	22	22	51	44
Minera Antamina SA	Peru	Copper and zinc mining	30 June	33.75	33.75	530	681
Richards Bay Minerals (b)	South Africa	Mineral sands mining and processing	31 Dec	50	50	139	110
Samarco Mineracao SA	Brazil	Iron ore mining	31 Dec	50	50	326	386
Advalloy (Pty) Ltd (c)	South Africa	Manganese alloy producer	30 June	–	50	–	23
Valesul Aluminio SA (d)	Brazil	Aluminium smelting	31 Dec	–	45.5	–	–
Minera Escondida Limitada (e)	Chile	Copper mining	30 June	57.5	57.5	2,389	1,820
Mozal SARL	Mozambique	Aluminium smelting	30 June	47.1	47.1	564	528
Guinea Alumina Corporation Ltd (f)	British Virgin Islands	Alumina refining and bauxite mining in Guinea	31 Dec	33.3	–	111	–
Other	Various	Various				59	24
Total						4,924	4,299

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-38

Notes to Financial Statements

15 Investments in jointly controlled entities continued

	2007 US$M	2006 US$M
Movements in carrying amount of jointly controlled entities
At the beginning of the financial year	4,299	3,254
Group share of profits	4,667	3,694
Additions	193	37
Dividends received/receivable	(4,219)	(2,644)
Disposals	–	(25)
Transfer to current assets held for sale (d)	–	(22)
Impairment	–	(50)
Transfers and other movements	(16)	55
At the end of the financial year	4,924	4,299

	In aggregate		BHP Billiton Group share
	2007 US$M	2006 US$M	2007 US$M	2006 US$M
Net assets of jointly controlled entities
Current assets	5,698	5,218	2,747	2,445
Non-current assets	12,438	11,341	5,723	5,192
Goodwill	–	–	21	–
Current liabilities	(2,516)	(2,997)	(1,246)	(1,482)
Non-current liabilities	(4,780)	(3,843)	(2,321)	(1,856)
Net assets	10,840	9,719	4,924	4,299

	In aggregate			BHP Billiton Group share
	2007 US$M	2006 US$M	2005 US$M	2007 US$M	2006 US$M	2005 US$M
Share of jointly controlled entities’ profit
Revenue	16,138	14,205	9,303	7,975	6,946	4,428
Net operating costs	(4,307)	(4,689)	(4,484)	(1,985)	(2,207)	(2,102)
Operating profit	11,831	9,516	4,819	5,990	4,739	2,326
Net finance costs	(251)	(200)	(234)	(122)	(95)	(106)
Income tax expense	(2,477)	(1,986)	(950)	(1,201)	(950)	(433)
Profit after taxation	9,103	7,330	3,635	4,667	3,694	1,787

	2007 US$M	2006 US$M
Share of contingent liabilities and expenditure commitments of jointly controlled entities
Contingent liabilities	417	355
Capital commitments	415	409
Other commitments	240	444

(a)	The ownership interest at BHP Billiton’s and the jointly controlled entity’s reporting date are the same. Whilst the annual financial reporting date may be different to BHP Billiton’s, financial information is obtained as at 30 June in order to report on a consistent annual basis with BHP Billiton’s reporting date.
(b)	Richards Bay Minerals comprises two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited of which the BHP Billiton Group’s ownership interest is 50.6 per cent (2006: 50.6 per cent) and 49.4 per cent (2006: 49.4 per cent) respectively. In accordance with the shareholder agreement between the venturers, Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.
(c)	Advalloy (Pty) Ltd is consolidated in 2007 following the acquisition of the remaining 50 per cent share by BHP Billiton.
(d)	Refer to note 14.
(e)	While BHP Billiton legally holds a 57.5 per cent interest in Minera Escondida Limitada, the entity is subject to effective joint control due to participant and management agreements which results in the operation of an Owners’ Council, whereby significant commercial and operational decisions are determined on aggregate voting interests of at least 75 per cent of the total ownership interest. Accordingly BHP Billiton does not have the ability to unilaterally control, and therefore consolidate, the investment in accordance with IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’.
(f)	During the year ended 30 June 2007, the Group acquired a 33 per cent interest in the Guinea Alumina Corporation Ltd.

Unremitted earnings of jointly controlled entities

Included in the Group’s consolidated retained earnings is US$3,561 million (2006: US$3,082 million; 2005: US$1,864 million) of undistributed earnings relating to jointly controlled entities where BHP Billiton cannot control the timing of distributions.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-39

Notes to Financial Statements

16 Property, plant and equipment

2007	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Cost
At the beginning of the financial year	2,649	27,727	11,365	6,667	740	49,148
Additions	57	955	276	6,193	159	7,640
Acquisitions of subsidiaries and operations	–	31	524	61	–	616
Disposals	(65)	(723)	(88)	(1)	–	(877)
Disposals of subsidiaries and operations	(4)	(203)	(16)	–	–	(223)
Transfer from current assets held for sale	–	765	209	–	–	974
Exchange variations	1	197	32	1	–	231
Transfers and other movements	583	3,793	(295)	(4,175)	(102)	(196)
At the end of the financial year	3,221	32,542	12,007	8,746	797	57,313
Accumulated depreciation
At the beginning of the financial year	1,086	13,772	3,131	(12)	186	18,163
Charge for the year	126	1,851	390	–	28	2,395
Impairments for the year	–	153	30	–	82	265
Disposals	(60)	(676)	(88)	(1)	–	(825)
Disposals of subsidiaries and operations	(3)	(137)	(14)	–	–	(154)
Transfer from current assets held for sale	–	584	164	–	–	748
Exchange variations	–	136	30	–	–	166
Transfers and other movements	28	106	(145)	17	(156)	(150)
At the end of the financial year	1,177	15,789	3,498	4	140	20,608
Net book value at 30 June 2007	2,044	16,753	8,509	8,742	657	36,705

2006	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Cost
At the beginning of the financial year	2,559	26,176	12,124	3,344	637	44,840
Additions	74	990	450	4,718	204	6,436
Acquisitions of subsidiaries and operations	5	–	47	–	–	52
Disposals	(31)	(202)	(128)	(3)	(7)	(371)
Disposals of subsidiaries and operations	(148)	(470)	(257)	(10)	–	(885)
Transfer to current assets held for sale	(46)	(794)	(208)	(30)	(45)	(1,123)
Exchange variations	(1)	26	7	–	1	33
Transfers and other movements	237	2,001	(670)	(1,352)	(50)	166
At the end of the financial year	2,649	27,727	11,365	6,667	740	49,148
Accumulated depreciation
At the beginning of the financial year	1,052	12,741	3,178	–	105	17,076
Charge for the year	137	1,705	381	–	13	2,236
Impairments for the year	–	37	–	(8)	79	108
Disposals	(21)	(159)	(127)	(3)	(7)	(317)
Disposals of subsidiaries and operations	(91)	(284)	(150)	–	–	(525)
Transfer to current assets held for sale	(3)	(567)	(157)	–	–	(727)
Exchange variations	–	28	6	–	–	34
Transfers and other movements	12	271	–	(1)	(4)	278
At the end of the financial year	1,086	13,772	3,131	(12)	186	18,163
Net book value at 30 June 2006	1,563	13,955	8,234	6,679	554	30,985

Included within the net book value of other mineral assets is US$6,923 million (2006: US$6,610 million) of capitalised mineral rights.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-40

Notes to Financial Statements

17 Intangible assets

	2007			2006
	Goodwill US$M	Software and other intangibles US$M	Total US$M	Goodwill US$M	Software and other intangibles US$M	Total US$M
Cost
At the beginning of the financial year	572	210	782	572	179	751
Additions	–	30	30	–	14	14
Disposals	(20)	(23)	(43)	–	(19)	(19)
Transfers and other movements	–	6	6	–	36	36
At the end of the financial year	552	223	775	572	210	782
Amortisation and impairments
At the beginning of the financial year	–	99	99	–	84	84
Disposals	–	(9)	(9)	–	(18)	(18)
Charge for the year	–	26	26	–	28	28
Impairments for the year	45	(5)	40	–	5	5
Transfers and other movements	–	4	4	–	–	–
At the end of the financial year	45	115	160	–	99	99
Total intangible assets (a)	507	108	615	572	111	683

(a)	The Group’s aggregate net book value of goodwill is US$507 million representing less than 2 per cent of net equity at 30 June 2007. The goodwill is allocated across a number of cash generating units (CGUs) in different CSGs, with no one CGU or CSG accounting for more than US$150 million of the total goodwill.

18 Trade and other payables

	2007 US$M	2006 US$M
Current
Trade creditors	2,990	2,750
Sundry creditors	1,734	1,303
Total current payables	4,724	4,053

Non-current
Sundry creditors	145	169
Total non-current payables	145	169

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-41

Notes to Financial Statements

19 Interest bearing liabilities

	2007 US$M	2006 US$M
Current
Unsecured bank loans	173	1,112
Notes and debentures	1,006	1
Finance leases	11	6
Unsecured other	124	233
Unsecured bank overdrafts	38	16
Total current interest bearing liabilities	1,352	1,368

Non-current
Notes and debentures	9,136	6,126
Commercial paper	–	1,354
Redeemable preference shares (a)	15	15
Finance leases	47	54
Unsecured other	93	99
Total non-current interest bearing liabilities	9,291	7,648

(a)	BHP Billiton Foreign Holdings Inc: Preferred stock
Series A preferred stock: 150 (2006: 150) shares issued at US$100,000 each fully paid preferred stock, cumulative, non-participating. The shares are redeemable at the option of BHP Billiton Foreign Holdings Inc after 3 August 2013 and at the option of the holder of the shares after 3 February 2016.

In February 2007, the BHP Billiton Group issued €600 million (US$788 million) of Floating Rate Notes due in 2008 and €600 million (US$788 million) of 4.375 per cent Euro Bonds due in 2014. The proceeds were used to refinance short-term debt.

In March 2007, the BHP Billiton Group filed a new shelf registration statement with the US Securities and Exchange Commission (SEC) and during the same month issued an SEC registered Global Bond comprising US$875 million of Floating Rate Notes due in 2009, US$625 million of 5.125 per cent Senior Notes due in 2012, and US$750 million of 5.40 per cent Senior Notes due in 2017. The proceeds were used for general corporate purposes.

20 Other financial liabilities

	2007 US$M	2006 US$M
Current
At fair value
Cross currency and interest rate swaps	–	11
Forward exchange contracts	8	21
Commodity contracts	493	503
Other derivative contracts	11	9
Total current other financial liabilities	512	544

Non-current
At fair value
Cross currency and interest rate swaps	170	165
Forward exchange contracts	1	8
Commodity contracts	352	61
Other derivative contracts	72	55
Total non-current other financial liabilities	595	289

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-42

Notes to Financial Statements

21 Provisions

	2007 US$M	2006 US$M
Current
Employee benefits (a)	838	626
Restructuring (b)	27	35
Restoration and rehabilitation (c)	231	228
Post-retirement employee benefits (d)	7	17
Other	156	161
Total current provisions	1,259	1,067

Non-current
Employee benefits (a)	145	98
Restructuring (b)	78	133
Restoration and rehabilitation (c)	4,698	3,884
Post-retirement employee benefits (d)	517	574
Other	163	164
Total non-current provisions	5,601	4,853

2007	Employee benefits (a) US$M	Restructuring (b) US$M	Restoration and rehabilitation (c) US$M	Post-retirement employee benefits (d) US$M	Other US$M	Total US$M
At the beginning of the year	724	168	4,112	591	325	5,920
Amounts capitalised	–	–	622	–	–	622
Acquisition of subsidiaries and operations	–	–	3	–	–	3
Disposals of subsidiaries and operations	–	–	(67)	–	–	(67)
Transfer from current liabilities held for sale	–	–	45	–	–	45
Charge/(credit) for the year:
Underlying	552	–	366	88	11	1,017
Discounting	–	–	198	–	–	198
Exchange variation	92	–	19	15	27	153
Released during the year	–	(29)	(211)	–	–	(240)
Actuarial gain taken to reserve	–	–	–	(79)	–	(79)
Exchange variation taken to reserves	–	21	18	–	–	39
Utilisation	(372)	(50)	(175)	(90)	(71)	(758)
Transfers and other movements	(13)	(5)	(1)	(1)	27	7
At the end of the year	983	105	4,929	524	319	6,860

2006	Employee benefits (a) US$M	Restructuring (b) US$M	Restoration and rehabilitation (c) US$M	Post-retirement employee benefits (d) US$M	Other US$M	Total US$M
At the beginning of the year	729	296	3,671	780	234	5,710
Amounts capitalised	–	–	405	–	–	405
Acquisition of subsidiaries and operations	–	–	–	–	–	–
Disposals of subsidiaries and operations	(25)	(1)	(54)	–	(2)	(82)
Transfer to current liabilities held for sale	(4)	–	(60)	–	–	(64)
Charge/(credit) for the year:
Underlying	347	–	58	82	226	713
Discounting	–	–	221	–	–	221
Exchange variation	(13)	(1)	4	(10)	(6)	(26)
Released during the year	–	(12)	–	–	–	(12)
Actuarial gain taken to reserve	–	–	–	(111)	–	(111)
Exchange variation taken to reserves	–	(6)	6	–	–	–
Utilisation	(297)	(108)	(190)	(173)	(121)	(889)
Transfers and other movements	(13)	–	51	23	(6)	55
At the end of the year	724	168	4,112	591	325	5,920

(a)	The expenditure associated with total employee benefits will occur in a manner consistent with when employees choose to exercise their entitlement to benefits.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-43

Notes to Financial Statements

21 Provisions continued

(b)	Total provision for restructuring costs is made up of:

	2007 US$M	2006 US$M
Redundancies	3	5
Business terminations (including contract cancellations)	102	163
	105	168

The expenditure associated with total restructuring provisions is expected to be incurred over a period exceeding more than one year.

(c)	Total provision for restoration and rehabilitation costs is made up of:

	2007 US$M	2006 US$M
Operating sites	3,463	2,839
Closed sites	1,466	1,273
	4,929	4,112

These restoration, closure and rehabilitation expenditures are expected to be incurred over the mine lives of our operations as restoration, closure and rehabilitation activities are required to be undertaken, with the majority expected to be paid over approximately the next 30 years. The provisions for restoration, closure and rehabilitation are derived by discounting the expected expenditures to their net present value. The estimated total site closure and rehabilitation cost (undiscounted and in today’s dollars) to be incurred in the future arising from operations to date, and including amounts already provided, is US$11,521 million (2006: US$6,939 million).

Due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, the Group believes that it is reasonably possible that these liabilities could be in the order of 25 per cent (2006: 25 per cent) greater, or in the order of 20 per cent (2006: 20 per cent) lower than the US$1,466 million provided at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites. Actual expenditure associated with these activities occurs both before and after closure and can continue for an extended period of time dependent on restoration, closure and rehabilitation requirements.

Southwest Copper, Arizona, US

The BHP Copper Inc operations comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the BHP Billiton Group acquiring the operation in 1996. In 1999, the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. The BHP Billiton Group announced the closure of the San Manuel mining facilities and the San Manuel plant facilities in 2002 and 2003 respectively.

During the current year, the restart of the Pinto Valley mining operation was approved. Pinto Valley is an open-cut copper mine in Arizona, USA, and part of Southwest Copper. As such, the closed site provision relating to Pinto Valley was reclassified as an operating site provision.

A comprehensive review of closure plans conducted at the BHP Copper Inc facilities in 2003-04 indicated: (a) higher short-term closure costs due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and (c) an increase in the residual value of certain assets. The closure provisions for BHP Copper Inc, including amounts in relation to Pinal Creek litigation, total US$603 million at 30 June 2007 (2006: US$734 million).

In relation to Pinal Creek, BHP Copper Inc (‘BHP Copper’) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

In 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. In September 2000, the Court approved a settlement reached between the parties for a non-material amount. A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2007, we have provided US$122 million (2006: US$118 million) for our anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$166 million (2006: US$138 million), and we have paid out US$55 million up to 30 June 2007. These amounts are based on the provisional equal allocation of these costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. As part of this action, BHP Copper is seeking an equitable allocation of cleanup costs between BHP Copper, the other members of the Pinal Creek Group, and BHP Copper’s predecessors. BHP Copper’s predecessors have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties.

BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control and other costs noted above incurred by BHP Copper.

Other closed sites
The closure provisions for other closed sites total US$863 million at 30 June 2007 (2006: US$539 million). The key sites covered by this amount are described briefly below.

Closed sites	Closure year	Group’s responsibility for restoration, closure and rehabilitation activities
Newcastle Steelworks	1999	Certain sediment in the Hunter River adjacent to the former steelworks site, together with certain other site remediation activities in the Newcastle area.
Island Copper	1995	Various site remediation activities, including the long-term treatment of the pit lake and water management.
Selbaie	2004	Site rehabilitation and remediation activities.
Rio Algom	1990 - 1996	Long-term remediation costs for various closed mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000.
South African Coal Operations (formerly Ingwe Collieries)	1960 - 2002	Site rehabilitation and remediation activities, including the long-term management of water leaving mining properties, of closed mines within the South African coal operations.
Boodarie Iron	2005	Site rehabilitation activities.
Carson Hill	1990	Site rehabilitation activities in the US operated by a subsidiary of WMC Resources Ltd prior to its acquisition by the BHP Billiton Group in June 2005.

(d)	The provision for post-retirement employee benefits includes pension liabilities of US$140 million (2006: US$231 million) and post-retirement medical benefit liabilities of US$384 million (2006: US$360 million). Refer to note 22. This provision includes non-current non-executive Directors’ retirement benefits of US$5 million (2006: US$3 million).

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-44

Notes to Financial Statements

22 Pension and other post-retirement obligations

Defined contribution pension plans and multi-employer pension plans

The BHP Billiton Group contributed US$160 million (2006: US$118 million; 2005: US$99 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred. Contributions to defined contribution plans for Key Management Personnel are disclosed in note 31.

Defined benefit pension schemes

The BHP Billiton Group has closed all defined benefit schemes to new entrants. Existing defined benefit pension schemes remain operating in Australia, the Americas, Europe and South Africa. Full actuarial valuations are prepared and updated annually to 30 June by local actuaries for all schemes. The Projected Unit Credit valuation method is used. The Group operates final salary schemes that provide final salary benefits only, non-salary related schemes that provide flat dollar benefits and mixed benefit schemes that consist of a final salary defined benefit portion and a defined contribution portion. The following sets out details in respect of the Group’s defined benefit pension schemes.

The amounts recognised in the balance sheet are as follows:

	Australia US$M	Americas US$M	Europe US$M	South Africa US$M	Total US$M
Year ended 30 June 2007
Present value of funded defined benefit obligation	431	709	360	224	1,724
Present value of unfunded defined benefit obligation	6	57	–	–	63
(Fair value of defined benefit scheme assets)	(436)	(686)	(317)	(317)	(1,756)
(Surplus)/deficit	1	80	43	(93)	31
Unrecognised surplus	–	50	12	48	110
Adjustment for employer contributions tax	(1)	–	–	–	(1)
Net liability/(asset) recognised in the balance sheet	–	130	55	(45)	140
Represented by:
Assets	(20)	–	–	(45)	(65)
Liabilities	20	130	55	–	205
Net liability/(asset) recognised in the balance sheet	–	130	55	(45)	140
Year ended 30 June 2006
Present value of funded defined benefit obligation	437	688	362	213	1,700
Present value of unfunded defined benefit obligation	4	55	–	–	59
(Fair value of defined benefit scheme assets)	(414)	(638)	(283)	(250)	(1,585)
(Surplus)/deficit	27	105	79	(37)	174
Unrecognised surplus	–	42	–	11	53
Adjustment for employer contributions tax	4	–	–	–	4
Net liability/(asset) recognised in the balance sheet	31	147	79	(26)	231
Represented by:
Assets	(7)	–	–	(26)	(33)
Liabilities	38	147	79	–	264
Net liability/(asset) recognised in the balance sheet	31	147	79	(26)	231

Defined benefit post-retirement medical schemes

The BHP Billiton Group operates a number of post-retirement medical schemes in the Americas and South Africa. Full actuarial valuations are prepared by local actuaries for all schemes. All of the post-retirement medical schemes in the Group are unfunded. The following sets out details in respect of the Group’s post-retirement medical schemes.

The amounts recognised in the balance sheet are as follows:

	Americas US$M	South Africa US$M	Total US$M
Year ended 30 June 2007
Present value of unfunded defined benefit obligation	192	177	369
Unrecognised past service credits	–	15	15
Net liability recognised in the balance sheet	192	192	384
Represented by:
Assets	–	–	–
Liabilities	192	192	384
Net liability/(asset) recognised in the balance sheet	192	192	384
Year ended 30 June 2006
Present value of unfunded defined benefit obligation	185	159	344
Unrecognised past service credits	–	16	16
Net liability recognised in the balance sheet	185	175	360
Represented by:
Assets	–	–	–
Liabilities	185	175	360
Net liability/(asset) recognised in the balance sheet	185	175	360

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-45

Notes to Financial Statements

22 Pension and other post-retirement obligations continued

The Group has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of the actuary to each scheme.

The amounts recognised in the income statement for the defined benefit pension schemes are as follows:

	Australia US$M	Americas US$M	Europe US$M	South Africa US$M	Total US$M
Year ended 30 June 2007
Current service cost	28	23	11	2	64
Interest cost	22	44	19	18	103
(Expected return on scheme assets)	(26)	(44)	(18)	(21)	(109)
Past service costs	–	–	–	–	–
Losses/(gains) on settlements/curtailments	–	(1)	(2)	–	(3)
Increase in adjustment for employer contributions tax	–	–	–	–	–
Total expense	24	22	10	(1)	55
- Recognised in employee benefits expense	28	22	9	2	61
- Recognised in net finance costs	(4)	–	1	(3)	(6)
Year ended 30 June 2006
Current service cost	29	23	13	2	67
Interest cost	18	40	16	14	88
(Expected return on scheme assets)	(30)	(41)	(13)	(19)	(103)
Past service costs	1	–	–	2	3
Losses/(gains) on settlements/curtailments	(2)	–	(3)	–	(5)
Increase in adjustment for employer contributions tax	(2)	–	–	–	(2)
Total expense	14	22	13	(1)	48
- Recognised in employee benefits expense	26	23	10	4	63
- Recognised in net finance costs	(12)	(1)	3	(5)	(15)
Year ended 30 June 2005
Current service cost	25	18	11	3	57
Interest cost	17	39	14	18	88
(Expected return on scheme assets)	(22)	(38)	(13)	(25)	(98)
Past service costs	–	–	–	–	–
Losses/(gains) on settlements/curtailments	–	(2)	–	(3)	(5)
Increase in adjustment for employer contributions tax	–	–	–	–	–
Total expense	20	17	12	(7)	42
- Recognised in employee benefits expense	25	16	11	–	52
- Recognised in net finance costs	(5)	1	1	(7)	(10)

The amounts recognised in the income statement for the post-retirement medical schemes are as follows:

	Americas US$M	South Africa US$M	Total US$M
Year ended 30 June 2007
Current service cost	6	2	8
Interest cost	11	13	24
Past service costs	–	1	1
Losses/(gains) on settlements/curtailments	–	–	–
Total expense	17	16	33
- Recognised in employee benefits expense	6	3	9
- Recognised in net finance costs	11	13	24
Year ended 30 June 2006
Current service cost	5	3	8
Interest cost	10	10	20
Past service costs	–	(1)	(1)
Losses/(gains) on settlements/curtailments	–	–	–
Total expense	15	12	27
- Recognised in employee benefits expense	5	2	7
- Recognised in net finance costs	10	10	20
Year ended 30 June 2005
Current service cost	3	4	7
Interest cost	10	16	26
Past service costs	–	(7)	(7)
Losses/(gains) on settlements/curtailments	–	(22)	(22)
Total expense	13	(9)	4
- Recognised in employee benefits expense	3	(25)	(22)
- Recognised in net finance costs	10	16	26

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-46

Notes to Financial Statements

22 Pension and other post-retirement obligations continued

The amounts recognised in the statement of recognised income and expense (SORIE) for the defined benefit pension schemes are as follows:

	Australia US$M	Americas US$M	Europe US$M	South Africa US$M	Total US$M
Year ended 30 June 2007
Actuarial (gains)/losses	(37)	(18)	(35)	(53)	(143)
Adjustment for limit on net asset	–	8	12	37	57
Total amount recognised in the SORIE	(37)	(10)	(23)	(16)	(86)
Year ended 30 June 2006
Actuarial (gains)/losses	(20)	(52)	(24)	32	(64)
Adjustment for limit on net asset	–	8	(3)	(53)	(48)
Total amount recognised in the SORIE	(20)	(44)	(27)	(21)	(112)
Year ended 30 June 2005
Actuarial (gains)/losses	(13)	85	47	(41)	78
Adjustment for limit on net asset	–	(5)	3	37	35
Total amount recognised in the SORIE	(13)	80	50	(4)	113
Total cumulative amount of actuarial (gains)/losses recognised in the SORIE as at: (a)
30 June 2007	(70)	26	–	(41)	(85)
30 June 2006	(33)	36	23	(25)	1
30 June 2005	(13)	80	50	(4)	113

The amounts recognised in the SORIE for the post-retirement medical schemes are as follows:

	Americas US$M	South Africa US$M	Total US$M
Year ended 30 June 2007
Total amount of actuarial (gains)/losses recognised in the SORIE	–	7	7
Year ended 30 June 2006
Total amount of actuarial (gains)/losses recognised in the SORIE	(12)	13	1
Year ended 30 June 2005
Total amount of actuarial (gains)/losses recognised in the SORIE	24	12	36
Total cumulative amount of actuarial (gains)/losses recognised in the SORIE as at: (a)
30 June 2007	12	32	44
30 June 2006	12	25	37
30 June 2005	24	12	36

(a)	Cumulative amounts are calculated from the transition to IFRS on 1 July 2004.

The actual return on assets for the defined benefit pension schemes is as follows:

	Australia US$M	Americas US$M	Europe US$M	South Africa US$M	Total US$M
Year ended 30 June 2007	45	69	19	77	210
Year ended 30 June 2006	43	33	24	47	147
Year ended 30 June 2005	54	64	27	60	205

The changes in the present value of defined benefit obligations are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2007 US$M	2006 US$M	2007 US$M	2006 US$M
Defined benefit obligation at beginning of year	1,759	1,746	344	344
Current service cost	64	67	8	8
Interest cost	103	88	24	20
Contributions by scheme participants	5	10	–	–
Actuarial (gains)/losses on benefit obligation	(42)	(19)	7	1
Benefits paid to participants	(140)	(156)	(20)	(20)
Past service cost	–	3	2	–
Acquired in business combinations	–	38	2	–
Curtailment (gains)/losses	(3)	(5)	–	–
Reduction in defined benefit obligation due to settlement	(22)	(8)	–	–
Currency exchange (gains)/losses	107	(5)	2	(9)
Other adjustments	(44)	–	–	–
Defined benefit obligation at end of year	1,787	1,759	369	344

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-47

Notes to Financial Statements

22 Pension and other post-retirement obligations continued

The changes in the fair value of scheme assets for defined benefit pension schemes are as follows:

	2007 US$M	2006 US$M
Fair value of scheme assets at beginning of year	1,585	1,436
Expected return on scheme assets	109	103
Actuarial gains/(losses) on scheme assets	101	45
Employer contributions	69	156
Contributions by scheme participants	5	10
Benefits paid	(140)	(156)
Acquired in business combinations	–	8
Reduction in scheme assets due to settlements during the year	(22)	(8)
Currency exchange gains/(losses)	90	(9)
Other adjustments	(41)	–
Fair value of scheme assets at end of year	1,756	1,585

The fair values of defined benefit pension scheme assets segregated by major asset class are as follows:

	Australia US$M	Americas US$M	Europe US$M	South Africa US$M	Total US$M
Year ended 30 June 2007
Bonds	218	426	105	17	766
Equities	177	234	159	140	710
Property	26	–	–	3	29
Cash and net current assets	13	15	14	52	94
Insured annuities	–	10	28	105	143
Other	2	1	11	–	14
Total	436	686	317	317	1,756
Year ended 30 June 2006
Bonds	200	408	118	16	742
Equities	181	206	129	107	623
Property	29	–	–	4	33
Cash and net current assets	–	–	–	–	–
Insured annuities	–	9	29	96	134
Other	4	15	7	27	53
Total	414	638	283	250	1,585

The weighted average target allocation by asset category is as follows:

	Pension schemes
	Weighted average target asset allocation for future periods %	Weighted average asset allocation
		2007%	2006%
Weighted average target allocation by asset category
Equities	38	40	39
Bonds	46	44	47
Property	2	2	2
Cash and net current assets	5	5	–
Insured annuities	8	8	9
Other	1	1	3
Total	100	100	100

Scheme assets classified as ‘Other’ as at 30 June 2007 primarily comprise of investments in private equity in Australia and index-linked gilts in Europe.

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

The overall expected rate of return on assets is the weighted average of the expected rate of return on each applicable asset class and reflects the long-term target asset allocation as at the reporting date. For bonds, the expected rate of return reflects the redemption yields available on corporate and government bonds, as applicable, as at the reporting date. For all other asset classes, the expected rate of return reflects the rate of return expected over the long term.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-48

Notes to Financial Statements

22 Pension and other post-retirement obligations continued

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for defined benefit pension schemes are as follows:

	Australia %	Americas %	Europe %	South Africa %	Total %
Year ended 30 June 2007
Discount rate	6.3	6.2	5.6	8.5	6.4
Future salary increases	4.9	4.3	4.7	6.8	4.9
Future pension increases	–	2.8	2.6	5.5	3.3
Expected rate of return on scheme assets	6.2	6.9	6.8	8.4	7.0
Year ended 30 June 2006
Discount rate	4.9	6.3	5.1	8.5	5.9
Future salary increases	4.1	4.4	4.5	6.8	4.7
Future pension increases	–	2.9	2.5	5.5	3.3
Expected rate of return on scheme assets	6.2	7.0	6.2	8.5	6.9

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for post-retirement medical schemes are as follows:

	Americas %	South Africa %	Total %
Year ended 30 June 2007
Discount rate	6.2	8.8	7.4
Medical cost trend rate (ultimate)	5.0	7.3	6.1
Year ended 30 June 2006
Discount rate	6.2	8.5	7.3
Medical cost trend rate (ultimate)	5.0	6.8	5.8

Assumptions regarding future mortality can be material depending upon the size and nature of the plan liabilities. Post-retirement mortality assumptions in the Americas, Europe and South Africa are considered significant. The primary post-retirement mortality tables used in these regions are: (i) Americas: RP-2000 with adjustments for blue/white collar workers, UP94 adjusted to allow for future mortality improvements; (ii) Europe: PMA 92 and PFA 92, GBV and GBM 2000-2005, each adjusted to allow for future mortality improvements; (iii) South Africa: PA(90) Ultimate rated down one year. All mortality tables being used are standard tables for their respective region.

The present value of defined benefit obligations, fair value of scheme assets and associated experience adjustments for the defined benefit pension schemes are shown prospectively from the Group’s IFRS transition date as follows:

	Australia US$M	Americas US$M	Europe US$M	South Africa US$M	Total US$M
Year ended 30 June 2007
Present value of defined benefit obligation	437	766	360	224	1,787
(Fair value of defined benefit scheme assets)	(436)	(686)	(317)	(317)	(1,756)
(Surplus)/deficit in the scheme	1	80	43	(93)	31
Experience gain/(loss) adjustments to scheme liabilities	(4)	–	9	2	7
Experience gain/(loss) adjustments to scheme assets	19	25	1	56	101
Year ended 30 June 2006
Present value of defined benefit obligation	441	743	362	213	1,759
(Fair value of defined benefit scheme assets)	(414)	(638)	(283)	(250)	(1,585)
(Surplus)/deficit in the scheme	27	105	79	(37)	174
Experience gain/(loss) adjustments to scheme liabilities	(14)	(6)	(7)	(31)	(58)
Experience gain/(loss) adjustments to scheme assets	13	(7)	11	28	45
Year ended 30 June 2005
Present value of defined benefit obligation	451	749	351	195	1,746
(Fair value of defined benefit scheme assets)	(398)	(541)	(235)	(262)	(1,436)
(Surplus)/deficit in the scheme	53	208	116	(67)	310
Experience gain/(loss) adjustments to scheme liabilities	(1)	(9)	(2)	(6)	(18)
Experience gain/(loss) adjustments to scheme assets	32	26	13	35	106

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-49

Notes to Financial Statements

22 Pension and other post-retirement obligations continued

The present value of defined benefit obligations and associated experience adjustments for the post-retirement medical schemes are shown prospectively from the Group’s IFRS transition date as follows:

	Americas US$M	South Africa US$M	Total US$M
Year ended 30 June 2007
Present value of defined benefit obligation	192	177	369
Experience adjustments to scheme liabilities	(4)	5	1
Year ended 30 June 2006
Present value of defined benefit obligation	185	159	344
Experience adjustments to scheme liabilities	(4)	(13)	(17)
Year ended 30 June 2005
Present value of defined benefit obligation	192	152	344
Experience adjustments to scheme liabilities	3	5	8

Under IAS 19/AASB 119, experience adjustments to scheme liabilities do not include the effect of changes in actuarial assumptions.

Estimated contributions for the defined benefit pension schemes are as follows:

	Australia US$M	Americas US$M	Europe US$M	South Africa US$M	Total US$M
Estimated employer contributions for the year ending 30 June 2008	21	37	26	2	86
Estimated contributions by scheme participants for the year ending 30 June 2008	2	–	2	1	5

Estimated employer contributions for the post-retirement medical schemes are as follows:

	Americas US$M	South Africa US$M	Total US$M
Estimated employer contributions for the year ending 30 June 2008	14	9	23

Expected future benefit payments are as follows:

	Pension schemes US$M	Post-retirement medical benefits US$M
Expected future benefit payments for the year ending:
30 June 2008	111	23
30 June 2009	116	23
30 June 2010	119	24
30 June 2011	124	24
30 June 2012	128	25
Estimated benefit payments for the five year period from 1 July 2012 to 30 June 2017	713	128

Given the nature of some of the pension schemes, year-on-year variations on benefit payments can be significant.

The impact of a one percentage point variation in the medical cost trend rate (for the post-retirement medical schemes) on the Group’s results is as follows:

	Americas US$M	South Africa US$M	Total US$M
Year ended 30 June 2007
Effect of an increase in the medical cost trend of 1% point on:
Total of current service and interest cost	3	2	5
Defined benefit obligation	21	24	45
Effect of a decrease in the medical cost trend of 1% point on:
Total of current service and interest cost	(2)	(2)	(4)
Defined benefit obligation	(17)	(20)	(37)
Year ended 30 June 2006
Effect of an increase in the medical cost trend of 1% point on:
Total of current service and interest cost	2	2	4
Defined benefit obligation	20	21	41
Effect of a decrease in the medical cost trend of 1% point on:
Total of current service and interest cost	(2)	(2)	(4)
Defined benefit obligation	(15)	(17)	(32)

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-50

Notes to Financial Statements

22 Pension and other post-retirement obligations continued

Net financial position of pension schemes

The following is a summary of the most recent financial position of the major schemes in which the BHP Billiton Group participates in accordance with AASB 119 ‘Employee Benefits’ based on values of assets and liabilities as at 30 June 2007:

Name of fund	Net market value of assets		Accrued benefits		Surplus/(deficit)
	2007 US$M	2006 US$M	2007 US$M	2006 US$M	2007 US$M	2006 US$M
BHP Billiton Superannuation Fund (a)	1,948	1,440	1,960	1,430	(12)	10
Other Australian plans (a)	269	184	257	191	12	(7)
Other plans (b)	1,320	1,171	1,350	1,318	(30)	(147)

(a)	Measured as the difference between the net market value of plan assets and accrued benefits, as determined in accordance with AAS 25 ‘Financial Reporting by Superannuation Plans’.
(b)	Non-Australian plans are not required to report under AAS 25 ‘Financial Reporting by Superannuation Plans’. Accrued liabilities and asset values for other plans have generally been taken from IAS 19 / AASB 119 disclosures as at 30 June 2007 (refer above).

In the most recent actuarial review of the BHP Billiton Superannuation Fund, the plan’s actuary recommended that the BHP Billiton Group make contributions to the plan. These were determined using an assumed contribution rate of 17.7 per cent of salaries increasing to 20.5 per cent no later than from 1 July 2008, a projected unit credit method of funding and on the basis that the cost of benefits is expected to be met each year as accrued.

The economic assumptions used in making these contribution recommendations include expected return on assets of 6.0 per cent and a salary increase rate of 4.3 per cent.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-51

Notes to Financial Statements

23 Share capital

	BHP Billiton Limited			BHP Billiton Plc
	2007 Shares (a)	2006 Shares (a)	2005 Shares (a)	2007 Shares (a)	2006 Shares (a)	2005 Shares (a)
Share capital
Ordinary shares fully paid	3,357,503,573	3,495,949,933	3,587,977,615
Ordinary shares paid to A$1.36	195,000	195,000	195,000
Special Voting Share of no par value (b)	1	1	1
Authorised ordinary shares of US$0.50 par value				2,898,315,000	3,000,000,000	3,000,000,000
5.5% Preference shares of £1 each (c)				50,000	50,000	50,000
Special Voting Share of US$0.50 par value (b)				1	1	1
Equalisation Share of US$0.50 par value (d)				1	1	1

Movement in issued fully paid ordinary shares
Opening number of shares	3,495,949,933	3,587,977,615	3,759,487,555	2,468,147,002	2,468,147,002	2,468,147,002
Shares issued on exercise of Employee Share Plan Options (e)	2,652,195	3,923,267	8,859,470	–	–	–
Partly paid shares converted to fully paid (f)	–	–	347,018	–	–	–
Share placement for UK regulatory purposes (g)	–	30	–	–	–	–
Shares bought back and cancelled (h)	(141,098,555)	(95,950,979)	(180,716,428)	(101,685,000)	–	–
Closing number of shares	3,357,503,573	3,495,949,933	3,587,977,615	2,366,462,002	2,468,147,002	2,468,147,002
Comprising
- Shares held by the public	3,357,372,156	3,495,806,525	3,587,790,694	2,302,854,320	2,448,933,189	2,466,863,922
- Treasury shares	131,417	143,408	186,921	63,607,682	19,213,813	1,283,080
	3,357,503,573	3,495,949,933	3,587,977,615	2,366,462,002	2,468,147,002	2,468,147,002

Movement in shares held by the public
Opening number of shares	3,495,806,525	3,587,790,694	3,758,509,109	2,448,933,189	2,466,863,922	2,464,041,848
Shares issued on exercise of Employee Share Plan Options (e)	2,652,195	3,923,267	8,859,470	–	–	–
Partly paid shares converted to fully paid (f)	–	–	347,018	–	–	–
Share placement for UK regulatory purposes (g)	–	30	–	–	–	–
Purchase of shares by ESOP Trusts	(5,873,734)	(7,256,240)	(4,138,956)	(2,100,000)	(4,250,810)	–
Employee share awards exercised following vesting	5,885,725	7,299,753	4,930,481	2,742,845	5,140,077	2,822,074
Shares bought back (h)	(141,098,555)	(95,950,979)	(180,716,428)	(146,721,714)	(18,820,000)	–
Closing number of shares (i)	3,357,372,156	3,495,806,525	3,587,790,694	2,302,854,320	2,448,933,189	2,466,863,922

Movement in treasury shares
Opening number of shares	143,408	186,921	978,446	19,213,813	1,283,080	4,105,154
Purchase of shares by ESOP Trusts	5,873,734	7,256,240	4,138,956	2,100,000	4,250,810	–
Employee share awards exercised following vesting	(5,885,725)	(7,299,753)	(4,930,481)	(2,742,845)	(5,140,077)	(2,822,074)
Shares bought back (h)	–	–	–	146,721,714	18,820,000	–
Shares cancelled (h)	–	–	–	(101,685,000)	–	–
Closing number of shares	131,417	143,408	186,921	63,607,682	19,213,813	1,283,080

Movement in partly paid shares paid to A$1.36
Opening number of shares	195,000	195,000	405,000
Partly paid shares converted to fully paid	–	–	(210,000)
Closing number of shares	195,000	195,000	195,000

Movement in issued preference shares
Opening number of shares				50,000	50,000	50,000
Closing number of shares				50,000	50,000	50,000

	BHP Billiton Limited			BHP Billiton Plc
	2007 US$M	2006 US$M	2005 US$M	2007 US$M	2006 US$M	2005 US$M
Share capital
Balance at the beginning of the year	1,490	1,611	1,851	1,234	1,234	1,234
Exercise of Employee Share Plan Options	17	24	56	–	–	–
Shares bought back and cancelled (h)	(286)	(145)	(296)	(51)	–	–
Balance at the end of the year	1,221	1,490	1,611	1,183	1,234	1,234

Treasury shares
Balance at the beginning of the year	(2)	(1)	(5)	(416)	(7)	(21)
Purchase of shares by ESOP Trusts	(124)	(120)	(47)	(41)	(67)	–
Employee share awards exercised following vesting	124	119	51	53	67	14
Shares bought back (h)	–	–	–	(2,957)	(409)	–
Shares cancelled (h)	–	–	–	1,906	–	–
Balance at the end of the year	(2)	(2)	(1)	(1,455)	(416)	(7)

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-52

Notes to Financial Statements

23 Share capital continued

(a)	The total number of BHP Billiton Limited shares of all classes is 3,357,698,574, of which 99.99 per cent are ordinary shares fully paid (2006: 3,496,144,934, 99.99 per cent; 2005: 3,588,172,616, 99.99 per cent). The total number of BHP Billiton Plc shares of all classes is 2,898,365,002, of which 99.99 per cent are authorised ordinary shares of US$0.50 par value (2006: 3,000,050,002, 99.99 per cent; 2005: 3,000,050,002, 99.99 per cent). The remaining 0.002 per cent comprises the 50,000 5.5 per cent Preference shares of £1 each, the Special Voting Share and the Equalisation Share.
(b)	Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electorate Actions.
(c)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been held by JPMorgan plc.
(d)	An Equalisation Share has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.
(e)	Includes bonus shares.
(f)	There were no partly paid shares issued and no existing partly paid shares converted to fully paid shares during the year. At 30 June 2007, 70,000 partly paid shares on issue are entitled to 79,928 bonus shares on becoming fully paid. The remaining partly paid shares are entitled to an equal number of fully paid shares upon conversion to fully paid shares.
(g)	In December 2005, 30 ordinary shares of BHP Billiton Limited were offered to certain Group employees in the UK at the prevailing market price. The offers were accepted and the shares were issued in December 2005. The issue supports the election by BHP Billiton Limited of the UK as its home member state for the purpose of the European Union Prospectus Directive.
(h)	On 23 August 2006, BHP Billiton announced a US$3 billion capital return to shareholders through an 18-month series of on-market share buy-backs. On 7 February 2007, a US$10 billion extension to this program was announced. On this date, 93,435,000 shares in BHP Billiton Plc had been repurchased under the August program at a cost of US$1,705 million, leaving US$1,295 million to be carried forward and added to February’s program. All BHP Billiton Plc shares bought back are held as Treasury shares within the share capital of BHP Billiton Plc. As at 30 June 2007, 146,721,714 BHP Billiton Plc shares had been bought back (6,600,000 by BHP Billiton Plc and 140,121,714 by BHP Billiton Limited) at a total cost of US$2,957 million (US$118 million by BHP Billiton Plc and US$2,839 million by BHP Billiton Limited). The shares were repurchased at an average price of £10.31, representing a discount of 8.1 per cent to the average BHP Billiton Limited share price between 7 September 2006 and 30 June 2007. Shares in BHP Billiton Plc held by BHP Billiton Limited were periodically cancelled, in accordance with the resolutions passed at the 2006 Annual General Meetings. On 26 March 2007, the BHP Billiton Group completed an off-market buy-back of 141,098,555 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$286 million was allocated to the share capital of BHP Billiton Limited and US$2,559 million was allocated to retained earnings. These shares were then cancelled. The final price for the buy-back was A$24.81 per share, representing a discount of 14 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back. Of the BHP Billiton Plc shares purchased by BHP Billiton Limited, 67,285,000 and 34,400,000 shares were cancelled on 18 January 2007 and 23 April 2007 respectively. As at 30 June 2007, BHP Billiton Limited held 38,436,714 shares in BHP Billiton Plc. Subsequent to the year end, these shares were cancelled on 5 July 2007 (19,650,000 shares at a value of US$456 million) and 23 August 2007 (18,786,714 shares at a value of US$476 million).
(i)	During the period 1 July 2007 to 6 September 2007 no Executive Share Scheme partly paid shares were paid up in full, 318,213 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan Options, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights and no fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-53

Notes to Financial Statements

24 Reserves

	2007 US$M	2006 US$M	2005 US$M
Share premium account (a)
Opening balance	518	518	518
Closing balance	518	518	518

(a)	The share premium account represents the premium paid on the issue of BHP Billiton Plc shares recognised in accordance with the UK Companies Act 1985.

	2007 US$M	2006 US$M	2005 US$M
Foreign currency translation reserve (a)
Opening balance	6	7	–
Exchange fluctuations on translation of foreign operations	6	(1)	7
Exchange fluctuations transferred to profit on sale of divested operations	6	–	–
Closing balance	18	6	7

Employee share awards reserve (b)
Opening balance	198	154	118
Accrued employee entitlement for unvested awards	72	61	53
Deferred tax benefit arising on accrued employee entitlement for unexercised awards	37	28	16
Employee share awards exercised following vesting	(46)	(45)	(33)
Closing balance	261	198	154

Hedging reserve – cash flow hedges (c)
Opening balance	(7)	–	–
Adjustment for adoption of IAS 39/AASB 139	–	30	–
Opening balance after adoption of IAS 39/AASB 139	(7)	30	–
Net loss on cash flow hedges	(50)	(27)	–
Net gains on cash flow hedges transferred to initial carrying amount of hedged item	(88)	(25)	–
Deferred tax benefit relating to hedges	58	15	–
Closing balance	(87)	(7)	–

Financial asset reserve (d)
Opening balance	109	–	–
Adjustments for adoption of IAS 39/AASB 139	–	116	–
Opening balance after adoption of IAS 39/AASB 139	109	116	–
Valuation gain/(loss) on revaluation of available for sale financial assets	145	(1)	–
Deferred tax expense relating to revaluations	(24)	(6)	–
Closing balance	230	109	–

Share buy-back reserve (e)
Opening balance	–	–	–
BHP Billiton Plc shares cancelled	51	–	–
Closing balance	51	–	–
Total reserves	473	306	161

(a)	The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operation within the BHP Billiton Group into US dollars.
(b)	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.
(c)	The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial hedged items.
(d)	The financial assets reserve represents the revaluation of available for sale financial assets. Where a revalued financial asset is sold, the relevant portion of the reserve is recognised in the income statement.
(e)	The share buy-back reserve represents the par value of BHP Billiton Plc shares which were purchased and subsequently cancelled. The cancellation of the shares creates a non-distributable reserve.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-54

Notes to Financial Statements

25 Retained earnings

	2007 US$M	2006 US$M	2005 US$M
Retained earnings opening balance	21,088	14,059	10,700
Adjustment for adoption of IAS 39/AASB 139	–	55	–
Retained earnings opening balance after adoption of IAS 39/AASB 139	21,088	14,114	10,700
Dividends paid	(2,269)	(1,938)	(1,409)
Employee share awards exercised following vesting	(98)	(141)	(25)
Actuarial gains/(losses) net of tax recognised through the statement of recognised income and expense	57	78	(122)
BHP Billiton Plc share buy-back – refer to note 23	(1,906)	–	–
BHP Billiton Limited share buy-back – refer to note 23	(2,559)	(1,475)	(1,481)
Profit attributable to members of BHP Billiton Group	13,416	10,450	6,396
Retained earnings closing balance	27,729	21,088	14,059

26 Total equity

	Attributable to members of BHP Billiton Group			Minority interests
	2007 US$M	2006 US$M	2005 US$M	2007 US$M	2006 US$M	2005 US$M
Total equity opening balance	24,218	17,575	14,396	237	341	347
Adjustment for adoption of IAS 39/AASB 139
– retained earnings	–	55	–	–	–	–
– hedging reserve	–	30	–	–	–	–
– financial asset reserve	–	116	–	–	–	–
Total equity opening balance after adoption of IAS 39/AASB 139	24,218	17,776	14,396	237	341	347
Total recognised income and expense for the year	13,596	10,511	6,306	82	84	232
Transactions with owners – contributed equity	17	24	56	–	–	–
Dividends	(2,269)	(1,938)	(1,409)	(68)	(188)	(238)
Accrued employee entitlement to share awards	72	61	53	–	–	–
Purchases of shares made by ESOP Trusts	(165)	(187)	(47)	–	–	–
Cash settlement of share awards	–	–	(3)	–	–	–
BHP Billiton Plc share buy-back – refer to note 23	(2,957)	(409)	–	–	–	–
BHP Billiton Limited share buy-back – refer to note 23	(2,845)	(1,620)	(1,777)	–	–	–
Total equity closing balance	29,667	24,218	17,575	251	237	341

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-55

Notes to Financial Statements

27 Employee share ownership plans

Employee share awards – current plans

2007	Number of awards on issue at the beginning of the financial year (b)	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year		Non-vested awards remaining at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	4,941,466	2,567,500	45,000	1,152,340	6,311,626	–		6,311,626
- weighted average fair value at grant date - US$	4.53	4.90	4.84	4.57	4.67	–		4.67
Group Incentive Scheme Performance Shares (a)	1,946,513	–	1,117,246	234,904	594,363	336,539	(c)	257,824	(d)
- weighted average fair value at grant date - US$	2.00	–	2.00	2.01	1.99	1.97		2.02
Group Incentive Scheme Deferred Shares (a)	2,274,916	642,078	1,209,510	37,373	1,670,111	238,406		1,431,705
- weighted average fair value at grant date - US$	11.04	14.80	10.13	12.87	13.11	8.47		13.88
Group Incentive Scheme Options (a)	876,223	167,565	317,746	2,410	723,632	250,165		473,467
- weighted average exercise price - £	6.62	9.72	5.42	9.18	7.86	5.45		9.14
- aggregate intrinsic value - US$M			3			4		8
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	11,479,084	7,370,058	15,000	2,067,942	16,766,200	–		16,766,200
- weighted average fair value at grant date - US$	4.48	6.43	5.16	5.08	5.26	–		5.26
Group Incentive Scheme Performance Shares (a)	5,205,019	–	2,709,601	579,929	1,915,489	1,479,701	(c)	435,788	(d)
- weighted average fair value at grant date - US$	1.93	–	1.92	1.94	1.95	1.92		2.04
Group Incentive Scheme Deferred Shares (a)	5,180,015	1,488,581	2,339,938	116,697	4,211,961	1,018,470		3,193,491
- weighted average fair value at grant date - US$	10.98	16.26	9.87	13.99	13.38	8.60		14.90
Group Incentive Scheme Options (a)	2,248,014	242,596	389,664	33,035	2,067,911	1,402,249		665,662
- weighted average exercise price - A$	14.71	26.28	12.92	23.96	16.26	12.87		23.40
- aggregate intrinsic value - US$M			5			26		12

2006	Number of awards on issue at the beginning of the financial year (b)	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year	Non-vested awards remaining at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	2,317,300	3,016,500	10,000	382,334	4,941,466	–	4,941,466
- weighted average fair value at grant date - US$	5.23	4.06	4.65	5.03	4.53	–	4.53
Group Incentive Scheme Performance Shares (a)	4,819,393	–	2,841,792	31,088	1,946,513	487,085	1,459,428
- weighted average fair value at grant date - US$	1.97	–	1.96	2.01	2.00	1.95	2.01
Group Incentive Scheme Deferred Shares (a)	2,493,101	1,013,048	1,203,750	27,483	2,274,916	228,633	2,046,283
- weighted average fair value at grant date - US$	8.29	13.17	7.14	10.80	11.04	6.44	11.56
Group Incentive Scheme Options (a)	1,184,506	312,211	620,494	–	876,223	235,645	640,578
- weighted average exercise price - £	4.94	8.82	4.51	–	6.62	4.43	n/a
- aggregate intrinsic value - US$M			5			3	7
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	4,764,108	7,158,350	1,250	442,124	11,479,084	–	11,479,084
- weighted average fair value at grant date - US$	5.39	3.88	5.39	4.67	4.48	–	4.48
Group Incentive Scheme Performance Shares (a)	9,860,582	–	4,487,242	168,321	5,205,019	1,964,029	3,240,990
- weighted average fair value at grant date - US$	1.92	–	1.91	1.96	1.93	1.91	1.95
Group Incentive Scheme Deferred Shares (a)	5,107,264	2,086,697	1,915,876	98,070	5,180,015	875,600	4,304,415
- weighted average fair value at grant date - US$	8.17	13.83	6.59	11.18	10.98	6.28	11.94
Group Incentive Scheme Options (a)	2,067,040	467,986	255,293	31,719	2,248,014	1,054,816	1,193,198
- weighted average exercise price - A$	12.73	21.91	11.93	15.39	14.71	11.11	17.92
- aggregate intrinsic value - US$M			2			14	16

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-56

Notes to Financial Statements

27 Employee share ownership plans continued

2005	Number of awards on issue at the beginning of the financial year (b)	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year	Non-vested awards remaining at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	–	2,354,800	–	37,500	2,317,300	–	2,317,300
- weighted average fair value at grant date - US$	–	5.23	–	5.23	5.23	–	5.23
Group Incentive Scheme Performance Shares (a)	4,833,951	358,128	281,123	91,563	4,819,393	–	4,819,393
- weighted average fair value at grant date - US$	1.97	2.02	1.97	1.98	1.97	–	1.97
Group Incentive Scheme Deferred Shares (a)	1,310,131	1,308,709	79,665	46,074	2,493,101	–	2,493,101
- weighted average fair value at grant date - US$	6.44	10.08	7.03	8.61	8.29	–	8.29
Group Incentive Scheme Options (a)	855,044	378,384	14,353	34,569	1,184,506	–	1,184,506
- weighted average exercise price - £	4.43	6.02	4.43	4.43	4.94	–	4.94
- aggregate intrinsic value - US$M			–			–	5
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	–	4,854,485	–	90,377	4,764,108	–	4,764,108
- weighted average fair value at grant date - US$	–	5.39	–	5.39	5.39	–	5.39
Group Incentive Scheme Performance Shares (a)	10,136,908	637,676	668,853	245,149	9,860,582	–	9,860,582
- weighted average fair value at grant date - US$	1.92	2.04	1.92	1.93	1.92	–	1.92
Group Incentive Scheme Deferred Shares (a)	2,884,289	2,536,991	256,111	57,905	5,107,264	–	5,107,264
- weighted average fair value at grant date - US$	6.28	10.23	7.08	9.03	8.17	–	8.17
Group Incentive Scheme Options (a)	1,309,448	780,181	–	22,589	2,067,040	–	2,067,040
- weighted average exercise price - A$	11.11	15.39	–	11.11	12.73	–	12.73
- aggregate intrinsic value - US$M							9

	2007	2006	2005
BHP Billiton Plc
Group Incentive Scheme Options:
- weighted average fair value at grant date of awards issued during the year - US$	4.16	3.23	2.40
- weighted average remaining contractual term for outstanding options – days	179	231	165
Total Shares (Long Term Incentive Plan Performance Shares, Group Incentive Scheme Performance Shares and Deferred Shares):
- total fair value of shares vested during the year - US$M	13	14	–
- aggregate unrecognised compensation cost related to non-vested shares - US$M	21	20	15
- weighted average number of years which unrecognised cost expected to be recognised	3	3	3
- weighted average remaining contractual term for outstanding shares – days	977	878	534
BHP Billiton Limited
Group Incentive Scheme Options:
- weighted average fair value at grant date of awards issued during the year - US$	4.58	3.67	2.53
- weighted average remaining contractual term for outstanding options – days	175	194	192
Total Shares (Long Term Incentive Plan Performance Shares, Group Incentive Scheme Performance Shares and Deferred Shares):
- total fair value of shares vested during the year - US$M	27	29	–
- aggregate unrecognised compensation cost related to non-vested shares - US$M	65	44	31
- weighted average number of years which unrecognised cost expected to be recognised	3	3	3
- weighted average remaining contractual term for outstanding shares – days	1,022	899	530

The total tax benefit for the current compensation costs is US$15 million (2006: US$12 million; 2005: US$12 million).

Fair value and assumptions in the calculation of fair value

2007	Fair value of awards granted during the year (e) US$M	Risk free interest rate (f)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (g)	Estimated per annum lapses due to attrition of participants over term	Dividend yield
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	13	5.16%	5 years	£10.49	25.0%	2%	1.68%
Group Incentive Scheme Options and Deferred Shares (a)	10	4.83%	3 years	n/a	n/a	2%	n/a
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	47	6.24%	5 years	A$29.00	25.0%	2%	1.51%
Group Incentive Scheme Options and Deferred Shares (a)	25	5.75%	3 years	n/a	n/a	2%	n/a
Total	95

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-57

Notes to Financial Statements

27 Employee share ownership plans continued

2006	Fair value of awards granted during the year (e) US$M	Risk free interest rate (f)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (g)	Estimated per annum lapses due to attrition of participants over term	Dividend yield
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	12	4.43%	5 years	£7.22	22.5%	2%	1.78%
Group Incentive Scheme Options and Deferred Shares (a)	16	4.09%	3 years	n/a	n/a	2%	n/a
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	28	5.62%	5 years	A$18.09	22.5%	2%	1.67%
Group Incentive Scheme Options and Deferred Shares (a)	36	5.08%	3 years	n/a	n/a	2%	n/a
Total	92

2005	Fair value of awards granted during the year (e) US$M	Risk free interest rate (f)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (g)	Estimated per annum lapses due to attrition of participants over term	Dividend yield
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	12	4.87%	5 years	£6.20	22.5%	2%	1.51%
Group Incentive Scheme Options and Deferred Shares (a)	15	4.90%	3 years	n/a	n/a	2%	n/a
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	26	5.60%	5 years	A$15.17	22.5%	2%	1.51%
Group Incentive Scheme Options and Deferred Shares (a)	34	5.40%	3 years	n/a	n/a	2%	n/a
Total	87

Employee share awards – past plans (h)

2007	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Restricted Share Scheme	105,777	–	29,144	–	76,633	76,633
Co-Investment Plan	50,416	–	17,670	–	32,746	32,746
BHP Billiton Limited
Employee Share Plan Options	10,556,715	–	2,652,195	179,098	7,725,422	7,725,422
- weighted average exercise price - A$	7.76	–	8.06	7.88	7.65	7.65
Employee Share Plan Shares	14,153,576	–	1,652,287	–	12,501,289	12,501,289
Executive Share Scheme Partly Paid Shares	274,918	–	–	–	274,918	274,918
Performance Share Plan Performance Rights	1,011,999	–	493,057	–	518,942	518,942
Bonus Equity Share Plan Shares	47,662	–	47,662	–	–	–

2006	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Restricted Share Scheme	132,978	–	27,202	–	105,776	105,776
Co-Investment Plan	522,306	–	414,582	57,308	50,416	50,416
BHP Billiton Limited
Employee Share Plan Options	14,571,693	–	3,923,267	91,711	10,556,715	10,556,715
- weighted average exercise price - A$	7.83	–	8.02	7.82	7.76	7.76
Employee Share Plan Shares	16,611,045	–	2,457,469	–	14,153,576	14,153,576
Executive Share Scheme Partly Paid Shares	274,918	–	–	–	274,918	274,918
Performance Share Plan Performance Rights	1,629,669	–	596,579	21,091	1,011,999	1,011,999
Bonus Equity Share Plan Shares	47,662	–	–	–	47,662	47,662

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-58

Notes to Financial Statements

27 Employee share ownership plans continued

2005	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Restricted Share Scheme	4,076,894	–	3,492,699	451,217	132,978	132,978
Co-Investment Plan	539,984	–	14,707	2,971	522,306	–
BHP Billiton Limited
Employee Share Plan Options	24,309,476	–	8,550,570	1,187,213	14,571,693	14,571,693
- weighted average exercise price - A$	7.94	–	8.08	8.28	7.83	7.83
Employee Share Plan Shares	18,660,656	–	2,049,611	–	16,611,045	16,611,045
Executive Share Scheme Partly Paid Shares	621,936	–	347,018	–	274,918	274,918
Performance Share Plan Performance Rights	5,244,027	–	3,218,307	396,051	1,629,669	1,629,669
Bonus Equity Share Plan Shares	818,746	–	748,345	22,739	47,662	47,662

(a)	Awards are made to senior management under the Long Term Incentive Plan (LTIP) and Group Incentive Scheme (GIS) and take the form of Performance Shares, Deferred Shares and/or Options in either BHP Billiton Plc or BHP Billiton Ltd. Awards made are subject to performance hurdles (LTIP) and service conditions (GIS). Subject to the performance conditions and service conditions being met and the extent to which they are met, the award will vest and the participant will become entitled to the appropriate number of ordinary shares or, if relevant, entitled to exercise options over the relevant number of ordinary shares.
(b)	The awards on issue at the beginning of the financial year include non-vested awards.
(c)	The performance period for the GIS 2003 Performance Shares ended on 30 June 2006. 80 per cent of the original grant of awards vested in August 2006. The remaining 20 per cent lapsed.
(d)	The performance period ended 30 June 2007. 50 per cent of the original grant of awards vested in August 2007. The remaining 50 per cent lapsed.
(e)	The fair value of awards as presented in the tables above represents the fair value at grant date. The fair values of awards granted were estimated using a Monte Carlo simulation methodology, Black-Scholes option pricing technique and net present value technique.
(f)	The risk-free rate used for the LTIP is an annual compound rate. The risk-free rate used for the GIS options and deferred shares is a government bond rate.
(g)	Historical volatility has been used to estimate the volatility of the share price.
(h)	Awards issued under these plans occurred before 7 November 2002 and as such are exempt from the provisions of IFRS 2 ‘Share-based Payment’. Details of these plans have been provided here for information purposes only.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-59

Notes to Financial Statements

27 Employee share ownership plans continued

Employee share awards – summary

	Awards outstanding at:
Month of issue	Balance Date	Date of Directors’ report	Exercise price (a)	Exercise period / release date
BHP Billiton Plc
Restricted Share Scheme (b)
October 2001 (Options)	76,633	76,633	–	Oct 2004 – Sept 2008
	76,633	76,633
Co-Investment Plan (b)
October 2001	32,746	32,746	–	Oct 2003 – Sept 2011
	32,746	32,746
Long Term Incentive Plan Performance Shares (c) (d)
December 2006	2,371,916	2,356,374	–	Aug 2011 – Aug 2016
December 2005	2,335,958	2,322,999	–	Aug 2010 – Aug 2015
December 2004	1,603,752	1,600,877	–	Aug 2009 – Aug 2014
	6,311,626	6,280,250
Group Incentive Scheme (b)
Deferred Shares
December 2006	626,062	604,704	–	Aug 2008 – Aug 2011
December 2005	805,643	519,342	–	Aug 2007 – Aug 2010
December 2004	132,814	132,814	–	Aug 2006 – Aug 2009
November 2003	105,592	100,105	–	Aug 2005 – Aug 2008
Options
December 2006	166,603	166,603	£9.72	Aug 2008 – Aug 2011
December 2005	306,864	286,623	£8.82	Aug 2007 – Aug 2010
December 2004	151,977	151,157	£6.11	Aug 2006 – Aug 2009
November 2003	98,188	98,188	£4.43	Aug 2005 – Aug 2008
Performance Shares
December 2004	257,824	177,069	–	Aug 2007 – Aug 2010
November 2003	111,728	111,728	–	Aug 2006 – Aug 2009
November 2002	224,811	224,811	–	Aug 2005 – Aug 2008
	2,988,106	2,573,144
BHP Billiton Limited
Performance Share Plan Performance Rights (b)
November 2001 (LTI)	441,615	334,000	–	Oct 2004 – Sept 2011
December 2000 (LTI)	23,245	23,245	–	July 2003 – Dec 2010
November 2000 (LTI)	54,082	54,082	–	July 2003 – Oct 2010
	518,942	411,327
Long Term Incentive Plan Performance Shares (b)
December 2006	6,677,516	6,456,058	–	Aug 2011 – Aug 2016
December 2005	6,049,559	5,906,017	–	Aug 2010 – Aug 2015
December 2004	4,039,125	3,953,750	–	Aug 2009 – Aug 2014
	16,766,200	16,315,825
Group Incentive Scheme (b)
Deferred Shares
December 2006	1,409,532	1,365,697	–	Aug 2008 – Aug 2011
December 2005	1,783,959	1,191,604	–	Aug 2007 – Aug 2010
December 2004	598,499	487,038	–	Aug 2006 – Aug 2009
November 2003	419,971	318,655	–	Aug 2005 – Aug 2008
Options
December 2006	227,134	227,134	A$26.28	Aug 2008 – Aug 2011
December 2005	438,528	412,178	A$21.91	Aug 2007 – Aug 2010
December 2004	575,621	575,621	A$15.39	Aug 2006 – Aug 2009
November 2003	826,628	811,845	A$11.11	Aug 2005 – Aug 2008
Performance Shares
December 2004	435,788	91,586	–	Aug 2007 – Aug 2010
November 2003	545,021	443,684	–	Aug 2006 – Aug 2009
November 2002	934,680	722,116	–	Aug 2005 – Aug 2008
	8,195,361	6,647,158

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-60

Notes to Financial Statements

27 Employee share ownership plans continued

	Awards outstanding at:
Month of issue	Balance Date	Date of Directors’ report	Exercise price (a)	Exercise period / release date
Employee Share Plan Options (c)
November 2001	1,044,640	981,480	A$8.30	Oct 2004 –Sept 2011
November 2001	824,863	791,293	A$8.29	Oct 2004 – Sept 2011
December 2000	528,407	528,407	A$8.72	July 2003 – Dec 2010
December 2000	279,873	238,563	A$8.71	July 2003 – Dec 2010
November 2000	326,286	294,278	A$8.28	July 2003 – Oct 2010
November 2000	497,328	497,328	A$8.27	July 2003 – Oct 2010
April 2000	20,651	20,651	A$7.60	April 2003 – April 2010
April 2000	722,784	722,784	A$7.60	April 2003 – April 2010
October 1999	8,260	–	A$7.57	April 2002 – April 2009
April 1999	2,542,002	2,433,082	A$6.92	April 2002 – April 2009
April 1999	930,328	899,376	A$6.92	April 2002 – April 2009
	7,725,422	7,407,242
Employee Share Plan Shares
October 1997	1,891,632	1,846,199	–	Oct 1997 – Oct 2017
May 1995	3,170,961	3,104,878	–	May 1995 – May 2015
May 1994	2,291,435	2,243,938	–	May 1994 – May 2014
May 1993	1,828,646	1,797,670	–	May 1993 - 2013
May 1992	1,561,835	1,520,533	–	May 1992 - 2012
April 1991	974,521	955,935	–	April 1991 - 2011
April 1990	680,450	670,125	–	April 1990 - 2010
April 1989	101,809	80,126	–	April 1989 - 2009
	12,501,289	12,219,404
Executive Share Scheme Partly Paid Shares
October 1997	74,959	74,959	A$14.63	Oct 1997 – Oct 2017
October 1996	74,959	74,959	A$14.86	Oct 1996 – Oct 2016
October 1995	75,000	75,000	A$16.87	Oct 1995 – Oct 2015
October 1994	50,000	50,000	A$18.25	Oct 1994 – Oct 2014
	274,918	274,918

(a)	Exercise price on awards issued is equal to the exercise price as per awards outstanding.
(b)	Shares issued on exercise of BHP Billiton’s employee share ownership plans include shares purchased on-market.
(c)	The terms and conditions for all active BHP Billiton Group employee ownership plans are detailed in note 39.
(d)	In respect of employee share awards, the BHP Billiton Group utilises the following trusts:
(i)	The Billiton Employee Share Ownership Plan Trust (the Trust) is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, GIS, RSS, CIP and other employee share schemes operated by BHP Billiton Plc from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.
(ii)	The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on market to satisfy exercises made under the Long Term Incentive Plan, Group Incentive Scheme, and Performance Share Plan.
(iii)	The BHP Bonus Equity Plan Trust (BEP Trust) is a discretionary trust established for the purpose of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Bonus Equity Share Plan. The trustee is BHP Billiton Employee Plan Pty Ltd.
(iv)	The BHP Billiton Limited Executive Incentive Schemes Trust (BEIS Trust) is a discretionary trust established for the purposes of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Group Incentive Scheme, BHP Billiton Limited Long Term Incentive Plan and other employee share schemes operated by BHP Billiton Limited from time to time.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-61

Notes to Financial Statements

28 Financial instruments

BHP Billiton Group financial risk management strategy

The BHP Billiton Group (the Group) manages its exposure to key financial risks, including interest rates, currency exchange rates and commodity prices, in accordance with the Group’s Portfolio Risk Management Strategy. The objective of the strategy is to support the delivery of the Group’s financial targets while protecting its future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a ‘self-insurance’ model, by taking advantage of the natural diversification provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

There are two components to the Portfolio Risk Management Strategy:

Risk mitigation – where risk is managed at the portfolio level within an approved Cash Flow at Risk (‘CFaR’) framework to support the achievement of the Group’s broader strategic objectives. The CFaR framework is a means to quantify the variability of the Group’s cash flows after taking into account diversification effects. CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent.

Where CFaR is within the Board-approved limits, hedging activities are generally not undertaken. However, the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects and marketing contracts. There could also be circumstances, for example, following a major acquisition or commencement of a significant project, when it becomes appropriate to mitigate price risk in support of the Group’s strategic objectives. In such circumstances, the Group may execute hedge transactions or utilise other techniques to return risk to within approved parameters.

Strategic financial transactions – where opportunistic transactions may be entered into to capture value from perceived market over/under valuations. These transactions are expected to occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the income statement. Any transactions would be strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee (FRMC) under authority delegated by the Group Management Committee.

The FRMC monitors, amongst other matters: financing requirements both for existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and market forecasts for interest rates, currency exchange rates and commodity prices, including analysis of sensitivities. In addition, the FRMC monitors the various financial risk exposures of the Group. On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments or other techniques to mitigate the identified risks.

The main risks for which such instruments may be appropriate are interest rate risk, foreign currency risk, liquidity risk and commodity price risk, each of which is described below. In addition, where risks could be mitigated by insurance, the FRMC decides whether such insurance is appropriate and cost-effective. FRMC decisions can be implemented directly by Group management or can be delegated from time to time to be implemented by the management of the Customer Sector Groups.

BHP Billiton Group risk exposures and responses

The main financial risks for the Group relating to interest rates and foreign currency are summarised in the tables below, together with the applicable risk management responses.

Interest rate risk

The Group is exposed to interest rate risk on its outstanding borrowings and investments. Interest rate risk is managed as part of the Portfolio Risk Management Strategy and within the overall CFaR limit.

When required under this strategy, the Group uses interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure. All interest swaps have been designated as hedging instruments.

The interest rate risk table presents the effective weighted average floating and fixed interest rates for each class of financial assets and liabilities.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-62

Notes to Financial Statements

28 Financial instruments continued

Forward exchange contracts taken out under this policy to manage short-term foreign currency cash flows are separately disclosed below as ‘Forward exchange contracts – relating to operating activities’.

Interest rate risk

2007	Note	Weighted average floating interest rate %	Weighted average fixed interest rate %	Floating interest rate US$M	Fixed interest maturity, the earlier of the repricing or maturity date in:				Non- interest bearing US$M	Total US$M
					1 year or less US$M	1 to 2 years US$M	2 to 5 years US$M	More than 5 years US$M
Financial assets
Cash	32	5.4	6.1	607	1,330	–	–	–	–	1,937
Receivables		13.0	–	6	–	–	–	–	5,175	5,181
Cross currency and interest rate swaps (a)	12	–	–	597	–	–	–	–	–	597
Forward exchange contracts	12	–	–	–	–	–	–	–	146	146
Commodity contracts	12	–	–	–	–	–	–	–	563	563
Other derivative contracts (c)	12	–	–	–	–	–	–	–	35	35
Bonds and debentures	12	–	–	–	–	–	–	–	6	6
Shares – fair value through profit	12	–	–	–	–	–	–	–	35	35
Shares – available for sale	12	–	–	–	–	–	–	–	363	363
Other investments – available for sale	12	8.5	–	216	–	–	–	–	7	223
				1,426	1,330	–	–	–	6,330	9,086
Financial liabilities
Trade creditors		–	–	–	–	–	–	–	2,960	2,960
Sundry creditors		–	–	–	–	–	–	–	1,782	1,782
Cross currency and interest rate swaps (a)	20	–	–	170	–	–	–	–	–	170
Forward exchange contracts	20	–	–	–	–	–	–	–	9	9
Commodity contracts	20	–	–	–	–	–	–	–	845	845
Other derivative contracts (c)	20	–	–	–	–	–	–	–	83	83
Unsecured bank overdrafts	19	6.8	–	38	–	–	–	–	–	38
Unsecured bank loans	19	9.9	–	173	–	–	–	–	–	173
Commercial paper	19	–	–	–	–	–	–	–	–	–
Notes and debentures (b)	19	5.5	7.0	8,838	–	–	–	1,304	–	10,142
Redeemable preference shares	19	6.8	–	15	–	–	–	–	–	15
Finance leases	19	6.8	13.7	30	3	3	–	22	–	58
Unsecured other	19	5.4	13.2	82	6	5	18	19	87	217
				9,346	9	8	18	1,345	5,766	16,492
2006	Note	Weighted average floating interest rate %	Weighted average fixed interest rate %	Floating interest rate US$M	Fixed interest maturity, the earlier of the repricing or maturity date in:				Non- interest bearing US$M	Total US$M
					1 year or less US$M	1 to 2 years US$M	2 to 5 years US$M	More than 5 years US$M
Financial assets
Cash	32	4.9	3.2	669	107	–	–	–	–	776
Receivables		4.2	10.0	19	2	–	–	–	4,458	4,479
Cross currency and interest rate swaps (a)	12	–	–	424	–	–	–	–	–	424
Forward exchange contracts	12	–	–	5	–	–	–	–	25	30
Commodity contracts	12	–	–	–	–	–	–	–	798	798
Other derivative contracts (c)	12	–	–	–	–	–	–	–	35	35
Bonds and debentures	12	–	–	–	–	–	–	–	6	6
Shares – fair value through profit	12	–	–	–	–	–	–	–	81	81
Shares – available for sale	12	–	–	–	–	–	–	–	200	200
Other investments – available for sale	12	7.2	–	181	–	–	–	–	3	184
				1,298	109	–	–	–	5,606	7,013
Financial liabilities
Trade creditors		–	–	–	–	–	–	–	2,638	2,638
Sundry creditors		–	–	–	–	–	–	–	1,421	1,421
Cross currency and interest rate swaps (a)	20	–	–	176	–	–	–	–	–	176
Forward exchange contracts	20	–	–	12	–	–	–	–	17	29
Commodity contracts	20	–	–	–	–	–	–	–	564	564
Other derivative contracts (c)	20	–	–	–	–	–	–	–	64	64
Unsecured bank overdrafts	19	7.8	–	16	–	–	–	–	–	16
Unsecured bank loans	19	6.0	5.3	1,108	4	–	–	–	–	1,112
Commercial paper	19	5.0	–	1,354	–	–	–	–	–	1,354
Notes and debentures (b)	19	5.1	7.1	4,848	1	–	–	1,278	–	6,127
Redeemable preference shares	19	5.5	–	15	–	–	–	–	–	15
Finance leases	19	6.6	14.5	38	–	–	–	22	–	60
Unsecured other	19	9.0	12.2	233	5	4	14	35	41	332
				7,800	10	4	14	1,335	4,745	13,908

(a)	No weighted average interest rate is relevant as this has been taken into account in calculating the weighted average interest rate on the notes and debentures to which they relate.
(b)	Weighted average interest rates take into account the effect of interest rate and cross currency swaps.
(c)	Other derivative contracts includes embedded derivatives of US$35 million (2006: US$35 million) within Financial assets and US$83 million (2006: US$58 million) within Financial liabilities.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-63

Notes to Financial Statements

28 Financial instruments continued

Details of interest rate swaps and cross currency swaps in fair value hedge relationships used to hedge interest rate and foreign currency risks are as follows:

	Weighted average exchange rate		Weighted average interest rate payable		Weighted average interest rate receivable		Swap Amount (a)		Fair value
	2007	2006	2007%	2006%	2007%	2006%	2007 US$M	2006 US$M	2007 US$M	2006 US$M
Interest rate swaps US dollar swaps Pay floating (b)/receive fixed Later than two years but not later than five years	n/a	n/a	5.40	4.65	5.06	5.00	1,225	600	(21)	(16)
Pay floating (b)/receive fixed Later than five years	n/a	n/a	5.67	4.99	5.15	5.04	2,850	2,100	(135)	(146)

Cross currency swaps
Australian dollar to US dollar swaps
Pay floating (b)/receive fixed
Later than one year but not later than two years	0.5217	–	6.14	–	6.25	–	391	–	249	–
Later than two years but not later than five years	–	0.5217	–	5.95	–	6.25	–	391	–	170

Euro to US dollar swaps
Pay floating (b)/receive fixed
Not later than one year	0.9881	–	5.30	–	3.89	–	741	–	290	–
Later than one year but not later than two years	1.3135	0.9881	5.39	4.88	4.15	3.88	788	741	17	240
Later than two years but not later than five years	1.2413	1.2415	5.49	5.25	4.13	4.13	807	807	41	–
Later than five years	1.3125	–	5.55	–	4.38	–	788	–	(14)	–
Total face value of interest rate swaps							7,590	4,639
Total fair value of interest rate swaps									427	248

(a)	Amount represents US dollar equivalent of principal payable under the swap contract.
(b)	Floating interest rate in future periods will be based on LIBOR for US dollar swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

Currency risk

The US dollar is the functional currency of most operations within the Group and as a result currency exposure relates to transactions and balances in currencies other than the US dollar. The Group has potential currency exposures in respect of items denominated in currencies other than the functional currency of an operation comprising:

•	transactional exposure in respect of non-functional currency expenditure and revenues
•	translational exposure in respect of investments in overseas operations
•	translational exposure in respect of non-functional currency monetary items

The potential currency exposures are discussed below.

Transactional exposure in respect of non-functional currency expenditure and revenues

Operating expenditure and capital expenditure is incurred by some operations in currencies other than their functional currency. To a lesser extent, sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These risks are managed as part of the Portfolio Risk Management Strategy and within the overall CFaR limit. When required under this strategy, forward exchange contracts are entered into in foreign exchange markets to hedge operating and capital costs. The following tables provide information about the principal forward exchange hedge contracts.

Forward exchange contracts taken out under this policy to hedge major capital expenditure are separately disclosed below as ‘Forward exchange contracts – designated as cash flow hedge of capital expenditure’.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-64

Notes to Financial Statements

28 Financial instruments continued

Forward exchange contracts – designated as cash flow hedge of capital expenditure

	Weighted average		Contract amounts		Fair value
	exchange rate		2007	2006	2007	2006
	2007	2006	US$M	US$M	US$M	US$M
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	0.7822	0.7346	900	1,315	72	6
Later than one year but not later than two years	0.8121	0.7330	173	330	4	1
Later than two years but not later than three years	0.8180	0.7474	63	31	–	(1)
Later than three years but not later than four years	0.8096	–	3	–	–	–
Total	0.7888	0.7345	1,139	1,676	76	6
Forward contracts – sell Australian dollars/buy US dollars
Not later than one year	0.7732	0.7504	17	14	(2)	–
Later than one year but not later than two years	–	0.7406	–	3	–	1
Total	0.7732	0.7485	17	17	(2)	1
Forward contracts – sell US dollars/buy UK pounds sterling
Not later than one year	0.5133	–	11	–	–	–
Total	0.5133	–	11	–	–	–
Forward contracts – sell US dollars/buy Euros
Not later than one year	0.7554	0.7844	4	6	–	–
Total	0.7554	0.7844	4	6	–	–
Forward contracts – sell US dollars/buy Canadian dollars
Not later than one year	1.0973	1.1084	45	89	2	–
Total	1.0973	1.1084	45	89	2	–
Forward contracts – sell US dollars/buy Chilean pesos
Not later than one year	–	535.3	–	80	–	(2)
Total	–	535.3	–	80	–	(2)
Forward contracts – sell US dollars/buy Brazilian real
Not later than one year	2.2886	2.3450	348	223	58	7
Later than one year but not later than two years	2.3157	2.3858	74	166	11	(5)
Total	2.2934	2.3624	422	389	69	2
Total fair value					145	7

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-65

Notes to Financial Statements

28 Financial instruments continued

Forward exchange contracts – relating to operating activities

	Weighted average		Contract amounts
	exchange rate		2007	2006
	2007	2006	US$M	US$M
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	–	0.7437	–	93
Total	–	0.7437	–	93
Forward contracts – sell US dollars/buy Swiss Francs
Not later than one year	1.2252	–	58	–
Total	1.2252	–	58	–
Forward contracts – sell Swiss Francs/buy US Dollars
Not later than one year	1.2264	–	58	–
Total	1.2264	–	58	–
Forward contracts – sell Australian dollars/buy US dollars
Not later than one year	0.8366	0.7343	75	136
Later than one year but not later than two years	0.7594	–	9	–
Later than two years but not later than three years	0.7504	–	5	–
Total	0.8232	0.7343	89	136
Forward contracts – sell Euros/buy US dollars
Not later than one year	0.7505	0.7853	305	358
Later than one year but not later than two years	0.7354	0.7888	10	13
Total	0.7500	0.7854	315	371
Forward contracts – sell US dollars/buy Euros
Not later than one year	0.7399	0.7833	22	100
Total	0.7399	0.7833	22	100
Forward contracts – sell US dollars/buy UK pounds sterling
Not later than one year	0.4995	–	32	–
Total	0.4995	–	32	–
Forward contracts – sell UK pounds sterling/buy US dollars
Not later than one year	0.5078	0.5531	88	103
Later than one year but not later than two years	–	0.5393	–	10
Total	0.5078	0.5518	88	113
Forward contracts – sell US dollars/buy South African rand
Not later than one year	7.1127	6.6459	5	38
Later than one year but not later than two years	–	6.7578	–	3
Total	7.1127	6.6539	5	41
Forward contracts – sell South African rand/buy US dollars
Not later than one year	7.3165	–	3	–
Total	7.3165	–	3	–

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-66

Notes to Financial Statements

28 Financial instruments continued

Translational exposure in respect of investments in overseas operations

The functional currency of most Group operations is US dollars. There are certain operations that have Australian dollars, Canadian dollars and UK pounds sterling as their functional currency. Foreign currency gains or losses arising on translation of the net assets of these operations are shown as a movement in the foreign currency translation reserve.

Where market conditions make it beneficial, the Group will borrow in currencies which would create translational exposure and will swap the liability into an appropriate currency.

Translational exposure in respect of non-functional currency monetary items

Monetary items denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the income statement, with the exception of foreign exchange gains or losses on foreign currency provisions for restoration and rehabilitation at operating sites that are capitalised in property, plant and equipment. The foreign currency risk is managed as part of the Portfolio Risk Management Strategy and within the overall CFaR limit.

The table below shows the foreign currency risk on the monetary assets and liabilities of the Group’s operations denominated in currencies other than the functional currency of the operations. The amounts shown take into account the effect of any forward exchange contracts and cross currency swaps entered into to manage these risks and excludes provisions for restoration and rehabilitation where foreign exchange gains and losses are capitalised.

2007	Net foreign currency monetary assets/(liabilities)						Total US$M
	US$ US$M	A$ US$M	C$ US$M	SA rand US$M	GBP US$M	Other US$M
Functional currency of Group operation
US dollars	–	(4,288)	(308)	(997)	742	(582)	(5,433)
Australian dollars	7	–	–	–	–	–	7
Canadian dollars	33	–	–	–	–	–	33
UK pounds sterling	89	–	–	–	–	–	89
	129	(4,288)	(308)	(997)	742	(582)	(5,304)

2006	Net foreign currency monetary assets/(liabilities)						Total US$M
	US$ US$M	A$ US$M	C$ US$M	SA rand US$M	GBP US$M	Other US$M
Functional currency of Group operation
US dollars	–	(3,996)	(391)	(1,000)	(108)	(718)	(6,213)
Australian dollars	–	–	–	–	–	–	–
Canadian dollars	21	–	–	–	–	–	21
UK pounds sterling	(37)	–	–	–	–	(71)	(108)
	(16)	(3,996)	(391)	(1,000)	(108)	(789)	(6,300)

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to deferred tax liabilities.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-67

Notes to Financial Statements

28 Financial instruments continued

Liquidity risk

In October 2006, the Group’s US$3.0 billion multi-currency revolving credit facility, maturing in September 2009 was cancelled and replaced with a new US$3.0 billion multi-currency revolving credit facility maturing in October 2011.

The remaining outstanding amount on the Group’s US$5.5 billion acquisition facility, established in March 2005 in order to assist with financing of the WMC acquisition (and could only be used for the acquisition), was repaid in July 2006.

Moody’s Investors Service made no change to the Group’s long-term credit rating of A1 (the short-term credit rating is P-1). Standard & Poor’s made no change to the Group’s long-term credit rating of A+ (the short-term credit rating is A-1). The Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Group’s policy on counterparty credit exposures ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

The Group’s liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the Group only uses derivatives in highly liquid markets. The maturity profile of the Group’s financial liabilities is as follows:

2007	Bank loans, debentures and other loans US$M	Derivatives related to net debt US$M	Other Derivatives US$M	Obligations under finance leases US$M	Other liabilities US$M	Total US$M
Due for payment:
In one year or less or on demand	1,341	–	512	11	4,598	6,462
In more than one year but not more than two years	2,314	–	213	6	126	2,659
In more than two years but not more than three years	5	–	97	4	1	107
In more than three years but not more than four years	1,440	9	71	4	1	1,525
In more than four years but not more than five years	618	12	41	9	1	681
In more than five years	4,852	149	3	24	30	5,058
	10,570	170	937	58	4,757	16,492

2006	Bank loans, debentures and other loans US$M	Derivatives related to net debt US$M	Other Derivatives US$M	Obligations under finance leases US$M	Other liabilities US$M	Total US$M
Due for payment:
In one year or less or on demand	1,362	11	533	6	3,916	5,828
In more than one year but not more than two years	980	–	124	12	143	1,259
In more than two years but not more than three years	547	–	–	3	–	550
In more than three years but not more than four years	1,359	–	–	3	–	1,362
In more than four years but not more than five years	1,388	17	–	4	–	1,409
In more than five years	3,305	148	–	32	15	3,500
	8,941	176	657	60	4,074	13,908

Refer to note 32 for details of the Group’s undrawn committed facilities.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-68

Notes to Financial Statements

28 Financial instruments continued

Commodity price risk

The BHP Billiton Group is exposed to movements in the prices of the products it produces and sources from third parties which are generally sold as commodities on the world market. Commodity price risk is managed pursuant to the Portfolio Risk Management strategy and within the overall CFaR limit.

The following table provides information about the BHP Billiton Group’s material cash settled and other commodity contracts, which have been recognised at fair value in the income statement. Contract amounts are used to calculate the volume and average prices to be exchanged under the contracts.

		Volume		Average fixed price of contracts		Notional amount of contracts (a)
	Term to maturity (years)	2007	2006	2007 US$	2006 US$	2007 US$M	2006 US$M
Aluminium (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	0-1	536	485	2,637	2,374	1,413	1,151
	1-4	21	44	2,535	2,014	54	89
Forwards – sell fixed/buy floating (b)	0-1	572	477	2,715	2,490	1,552	1,188
	1-4	9	30	2,430	2,315	21	69
Copper (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	0-1	451	264	6,746	5,327	3,044	1,409
	1-4	30	15	6,008	5,231	180	78
Forwards – sell fixed/buy floating (b)	0-1	432	224	6,836	5,754	2,953	1,290
	1-4	30	11	5,602	5,088	169	56
Zinc (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	0-1	223	100	3,625	2,502	808	251
Forwards – sell fixed/buy floating (b)	0-1	215	87	3,615	2,611	777	226
Lead (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	0-1	299	192	1,735	1,039	519	199
	1-4	–	4	–	1,011	–	4
Forwards – sell fixed/buy floating (b)	0-1	286	174	1,692	1,067	484	185
	1-4	–	4	–	1,010	–	4
Silver (‘000 ounces)
Forwards – buy fixed/sell floating (b)	0-1	26,804	34,270	13.47	10.37	361	354
Forwards – sell fixed/buy floating (b)	0-1	24,283	31,221	13.36	10.78	324	336
Petroleum (‘000 barrels)
Forwards – buy fixed/sell floating (b)	0-1	5,650	16,588	51.68	65.70	292	1,090
	1-4	180	2,532	51.97	61.78	9	156
Forwards – sell fixed/buy floating (b)	0-1	5,661	16,688	51.76	65.65	290	1,096
	1-4	205	2,432	53.55	60.34	11	147
Energy Coal (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	0-1	32,715	12,796	60.06	58.78	1,965	752
	1-4	15,195	4,320	57.83	59.54	879	257
Forwards – sell fixed/buy floating (b)	0-1	29,175	12,655	62.97	59.95	1,837	759
	1-4	15,615	5,940	66.13	61.80	1,032	367
Gas (‘000 therms)
Forwards – buy	0-1	332,175	41,750	0.71	0.62	236	26
	1-4	13,650	–	0.91	–	12	–
Forwards – sell	0-1	348,723	17,725	0.69	0.54	240	10
	1-4	13,650	–	0.90	–	12	–
Electricity (‘000 MWh)
Forwards – buy	0-1	5,495	2,050	80.06	77.09	440	158
	1-4	2,168	964	83.90	93.46	182	90
Forwards – sell	0-1	5,547	2,176	81.22	80.69	451	176
	1-4	2,144	985	86.50	97.26	185	96

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-69

Notes to Financial Statements

28 Financial instruments continued

	Term to maturity (years)	Volume		Average fixed price of contracts		Notional amount of contracts (a)
		2007	2006	2007 US$	2006 US$	2007 US$M	2006 US$M
Freight Transport and Logistics
Time Charter (days)
Forwards – buy fixed/sell floating (b)	0-1	11,671	10,506	35,234	19,891	411	209
	1-4	9,495	2,576	39,930	18,061	379	47
Forwards – sell fixed/buy floating (b)	0-1	16,270	12,320	36,167	18,956	588	234
	1-4	12,124	2,208	41,777	16,547	507	37
Voyage Charter (‘000 tonnes)
Forwards – buy fixed/sell floating (b)	0-1	4,375	3,475	15.68	12.51	69	43
	1-4	4,565	1,650	16.38	11.17	75	18
Forwards – sell fixed/buy floating (b)	0-1	6,895	6,300	14.88	12.37	103	78
	1-4	5,095	3,200	16.68	11.26	85	36

(a)	The notional amount represents the face value of contracts at the fixed price specified, but is not a measure of risk exposure or value.
(b)	Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.

The BHP Billiton Group also has forward commodity contracts which are designated as a cash flow hedge of future sales revenue. The contracts are for 225,000 tonnes of copper at an average price of US$4,293 per tonne. Contracts for 2,729 tonnes at an average price of US$5,184 per tonne have maturities of less than one year and contracts for 222,271 tonnes at an average price of US$4,282 per tonne have maturities of more than one year and less than five years. The fair value of the contracts total US$277 million at 30 June 2007 and have been recognised in equity as an unrealised loss in the hedging reserve.

Embedded derivatives

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts or have intrinsic value at inception and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognised in the income statement.

Contracts are assessed for embedded derivatives when the Group becomes a party to them, including at the date of a business combination. Host contracts which incorporate embedded derivatives are entered into during the normal course of operations and are standard business practices in the industries in which the Group operate.

The following table provides information about the principal embedded derivatives contracts:

	Maturity date		Volume			Exposure price
	2007	2006	2007	2006
Commodity Price Swaps
Electricity purchase arrangement (a)	31 Dec 2024	31 Dec 2024	240,000	240,000	MWh	Aluminium
Electricity purchase arrangement (a)	30 June 2020	30 June 2020	576,000	576,000	MWh	Aluminium
Gas sales (b)	31 Dec 2013	31 Dec 2013	1,195,572	1,428,070	‘000 therms	Electricity
Commodity Price Options
Finance lease of plant and equipment (b)	31 Dec 2018	30 Dec 2018	38.5	39.5	mmboe	Crude Oil
Copper concentrate purchases and sales (b)	31 Dec 2007	31 Dec 2006	52	41	‘000 tonnes	Copper
Lead concentrate purchases and sales (b)	31 Dec 2007	1 January 2007	11	67	‘000 tonnes	Lead
Zinc concentrate purchases and sales (b)	31 Dec 2007	2 January 2007	51	6	‘000 tonnes	Zinc
Silver concentrate sales (b)	31 Dec 2007	–	4,604	–	‘000 ounces	Silver

(a)	The volumes shown in these contracts indicate a mega watt volume per hour for each hour of the contract.
(b)	The volumes shown in these contracts indicate the total volumes for the contract.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-70

Notes to Financial Statements

28 Financial instruments continued

Credit risk

Credit risk arises from the non-performance by counterparties of their contractual financial obligations towards the BHP Billiton Group.

To manage credit risk the BHP Billiton Group maintains group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits and daily monitoring of exposures against these limits. As part of these processes the financial viability of all counterparties is regularly monitored and assessed.

BHP Billiton Group’s credit risk exposures are categorised under the following headings:

Counterparties

The BHP Billiton Group conducts transactions with the following major types of counterparties:

•	Receivables counterparties
The majority of sales to BHP Billiton Group customers are made on open terms.

•	Payment guarantee counterparties
A proportion of sales to BHP Billiton Group customers occur via secured payment mechanisms.

•	Derivative counterparties
Counterparties to derivative contracts consist of a diverse number of financial institutions and physical participants in the relevant markets.

•	Cash investment counterparties
As part of managing cash flow and liquidity, the BHP Billiton Group holds short-term cash investments with a range of financial institutions.

The BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

Geographic

The BHP Billiton Group trades in all major geographic regions. Countries in which the BHP Billiton Group has a significant credit risk exposure include South Africa, Australia, the US, Japan and China. Where appropriate, secured payment mechanisms and other risk mitigation instruments are used to protect revenues from credit risk losses.

Industry

In line with our asset portfolio, the BHP Billiton Group sells into a diverse range of industries and customer sectors. This diversity means that the BHP Billiton Group is not materially exposed to any individual industry or customer.

29 Contingent liabilities

	2007 US$M	2006 US$M
Contingent liabilities at balance date, not otherwise provided for in the financial report, are categorised as arising from:
Jointly controlled entities
Bank guarantees (b)	1	–
Other (a)	416	355
	417	355
Subsidiaries and jointly controlled assets (including guarantees)
Bank guarantees (b)	1	–
Performance guarantees (b)	25	1
Other (a)	296	220
	322	221
Total contingent liabilities	739	576

(a)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.
(b)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(c)	For the purposes of US GAAP, not included in the table above are Group performance guarantees of US$3 million (2006: US$nil) and US$367 million (2006: US$318 million) relating to other contingent liabilities for which provisions have been included in the Group accounts.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-71

Notes to Financial Statements

30 Commitments

	2007 US$M	2006 US$M
Capital expenditure commitments not provided for in the financial statements
Due not later than one year	2,831	2,588
Due later than one year and not later than two years	769	378
Due later than two years and not later than three years	95	129
Due later than three years and not later than four years	23	86
Due later than four years and not later than five years	16	70
Due later than five years	2	–
Total capital expenditure commitments	3,736	3,251
Lease expenditure commitments
Finance leases
Due not later than one year	17	7
Due later than one year and not later than two years	11	11
Due later than two years and not later than three years	9	9
Due later than three years and not later than four years	8	8
Due later than four years and not later than five years	7	5
Due later than five years	51	61
Total commitments under finance leases	103	101
Future financing charges	(45)	(41)
Finance lease liability	58	60
Operating leases (a)
Due not later than one year	244	297
Due later than one year and not later than two years	224	187
Due later than two years and not later than three years	536	124
Due later than three years and not later than four years	500	113
Due later than four years and not later than five years	483	66
Due later than five years	289	158
Total commitments under operating leases	2,276	945

Other commitments
2007	Due not later than one year US$M	Due later than one year and not later than two years US$M	Due later than two years and not later than three years US$M	Due later than three years and not later than four years US$M	Due later than four years and not later than five years US$M	Due later than five years US$M	Total US$M
Supply of goods and services	1,243	815	552	490	623	903	4,626
Royalties	4	5	5	10	35	–	59
Exploration expenditure	122	99	80	27	25	6	359
Chartering costs	270	49	34	16	18	–	387
Total other commitments	1,639	968	671	543	701	909	5,431

2006	Due not later than one year US$M	Due later than one year and not later than two years US$M	Due later than two years and not later than three years US$M	Due later than three years and not later than four years US$M	Due later than four years and not later than five years US$M	Due later than five years US$M	Total US$M
Supply of goods and services	817	697	628	547	444	1,298	4,431
Royalties	5	5	5	5	5	38	63
Exploration expenditure	152	76	15	6	12	25	286
Chartering costs	90	24	29	19	19	29	210
Total other commitments	1,064	802	677	577	480	1,390	4,990

(a)	Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-72

Notes to Financial Statements

31 Key management personnel

Directors and Other Key Management Personnel

Directors of BHP Billiton and other Key Management Personnel who had authority and responsibility for planning, directing and controlling the activities of the Group during the financial year were as follows:

Chairman – non-executive Director	Non-executive Directors	Other Key Management Personnel
Don Argus	Paul Anderson	John Fast (d)	Chief Legal Counsel and Head of External Affairs
	David Brink	Robert Kirkby (e)	Executive President
Executive Directors	John Buchanan	Marcus Randolph	Chief Organisation Development Officer
Charles Goodyear (Chief Executive Officer) (a)	Carlos Cordeiro	Alex Vanselow	Chief Financial Officer
Marius Kloppers (Group President, Non-Ferrous Materials, and CEO-designate)	David Crawford	Karen Wood	Chief Governance Officer and Group Company Secretary
Chris Lynch (Group President, Carbon Steel Materials) (b)	E. Gail de Planque	J. Michael Yeager	Group President Energy
Miklos Salamon (Executive President) (c)	David Jenkins
Jacques Nasser
John Schubert

(a)	Mr Charles Goodyear announced his intention to retire as CEO and on 1 October 2007 will be succeeded as CEO by Mr Marius Kloppers. Mr Goodyear will step down as Executive Director after 30 June 2007 but will stay employed until 1 January 2008 to assist Mr Kloppers with his transition program.
(b)	Mr Chris Lynch retired from the Group’s Board on 30 June 2007 and as an employee of the Group on 31 August 2007.
(c)	Mr Miklos Salamon retired as an employee on 1 September 2006 and retired as a Director on 26 October 2006.
(d)	Mr John Fast will leave the Group in September 2007.
(e)	Mr Robert Kirkby retired from the Group on 31 December 2006.

The Key Management Personnel are the same for BHP Billiton Limited, BHP Billiton Plc and the BHP Billiton Group and include the five highest paid executives.

Key Management Personnel compensation

The principles used to determine the nature and amount of remuneration are detailed in note 39.

Key Management Personnel compensation comprises:

	2007 US$	2006 US$	2005 US$
Short-term employee benefits	25,097,097	23,455,737	15,729,176
Post-employment benefits	3,326,413	2,895,619	2,924,863
Share-based payments	12,845,483	11,324,796	7,556,088
Total	41,268,993	37,676,152	26,210,127

Detailed information regarding the compensation of Key Management Personnel is disclosed in note 39.

Termination provisions associated with Key Management Personnel are detailed in note 39.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-73

Notes to Financial Statements

31 Key management personnel continued

Equity Instrument disclosures relating to Key Management Personnel

BHP Billiton Limited ordinary shares under option

	Scheme	At 30 June 2005	Vested and exercisable during the year (b)	Granted (a)	Lapsed	Exercised	At 30 June 2006	Vested and exercisable during the year (b)	Granted (a)	Lapsed	Exercised	At 30 June 2007
Charles Goodyear	GIS Options (c)	501,338	–	–	–	–	501,338	180,613	–	–	–	501,338
	ESP Options (c)	1,073,850	–	–	–	–	1,073,850	–	–	–	–	1,073,850
	Total	1,575,188	–	–	–	–	1,575,188	180,613	–	–	–	1,575,188

BHP Billiton Limited ordinary shares under award

	Scheme	At 30 June 2005	Vested and exercisable during the year (b)	Granted (a) (d)	Lapsed	Exercised	At 30 June 2006	Vested and exercisable during the year (b)		Granted (a) (d)	Lapsed		Exercised	At 30 June 2007
Charles Goodyear	LTIP Performance	500,000	–	600,000	–	–	1,100,000	–		592,558	–		–	1,692,558
	GIS Deferred	72,694	28,093	76,569	–	28,093	121,170	44,601		56,691	–		44,601	133,260
	GIS Performance	292,529	180,154	–	–	180,154	112,375	89,900		–	22,475		89,900	–
	PSP	15,716	15,716	–	–	–	15,716	–		–	–		–	15,716
Chris Lynch	LTIP Performance	225,000	–	225,000	–	–	450,000	–		225,000	–		–	675,000
	GIS Deferred	116,918	61,010	43,670	–	–	160,588	55,908		32,399	–		116,918	76,069
	GIS Performance	178,127	117,117	–	–	–	178,127	48,808		–	12,202		165,925	–
	PSP	142,195	142,195	–	–	–	142,195	–		–	–		142,195	–
John Fast	LTIP Performance	175,000	–	175,000	–	–	350,000	–		175,000	–		–	525,000
	GIS Deferred	108,690	54,782	39,575	–	–	148,265	53,908		25,825	–		–	174,090
	GIS Performance	170,703	115,921	–	–	–	170,703	43,826		–	10,956		–	159,747
	MTI	36,155	32,136	–	4,019	32,136	–	–		–	–		–	–
	PSP	96,384	96,384	–	–	–	96,384	–		–	–		18,000	78,384
Robert Kirkby	LTIP Performance	225,000	–	225,000	–	–	450,000	–		225,000	472,500	(e)	–	202,500	(g)
	GIS Deferred	115,481	58,031	47,448	–	58,031	104,898	135,475	(f)	30,577	–		57,450	78,025
	GIS Performance	168,422	110,391	–	–	110,391	58,031	46,425		–	11,606		46,425	–
	MTI	22,597	20,085	–	2,512	20,085	–	–		–	–		–	–
Marcus Randolph (h)	LTIP Performance	110,000	–	110,000	–	–	220,000	–		175,000	–		–	395,000
	GIS Deferred	78,495	34,261	32,199	–	34,261	76,433	44,234		29,455	–		44,234	61,654
	GIS Performance	124,697	90,436	–	–	90,436	34,261	27,409		–	6,852		27,409	–
Alex Vanselow (h)	LTIP Performance	110,000	–	110,000	–	–	220,000	–		225,000	–		–	445,000
	GIS Deferred	41,206	13,859	25,633	–	13,859	52,980	27,347		23,030	–		27,347	48,663
	GIS Performance	42,445	28,586	–	–	28,586	13,859	11,087		–	2,772		11,087	–
Karen Wood (h)	LTIP Performance	80,000	–	80,000	–	–	160,000	–		175,000	–		–	335,000
	GIS Deferred	47,315	20,684	20,462	–	–	67,777	26,631		18,267	–		20,684	65,360
	GIS Performance	62,903	42,219	–	–	–	62,903	16,457		–	4,137		42,219	16,547
	PSP	25,846	25,846	–	–	–	25,846	–		–	–		–	25,846
J. Michael Yeager	LTIP Performance	–	–	325,000	–		325,000	–		225,000	–		–	550,000
	GIS Deferred	–	–	–	–		–	–		6,614	–		–	6,614
Philip Aiken (i)	LTIP Performance	225,000	–	225,000	–	–	450,000	–		–	–		–	–
	GIS Deferred	128,368	69,815	44,402	–	69,815	102,955	–		–	–		–	–
	GIS Performance	227,933	158,118	–	–	158,118	69,815	–		–	–		–	–
	Total	3,965,819	1,515,839	2,404,958	6,531	823,965	5,540,281	672,016		2,240,416	543,500		854,394	5,760,033

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-74

Notes to Financial Statements

31 Key management personnel continued

BHP Billiton Limited Partly paid shares

Name	Scheme		At 30 June 2005 (j)	Granted	Lapsed	Exercised	At 30 June 2006 (j)	Granted	Lapsed	Exercised	At 30 June 2007 (j)	Unpaid Amount (k)	First Exercise Date	Expiry date
Robert Kirkby	ESS 1995	(l)	72,279	–	–	–	72,279	–	–	–	72,279	A$8.17	n/a	4 October 2015
	ESS 1994	(m)	108,255	–	–	–	108,255	–	–	–	108,255	A$8.43	n/a	4 October 2014
	Total		180,534	–	–	–	180,534	–	–	–	180,534

BHP Billiton Plc ordinary shares under award

Name	Scheme	At 30 June 2005	Vested and exercisable during the year (b)	Granted (a) (d)	Lapsed	Exercised	At 30 June 2006	Vested and exercisable during the year (b)		Granted (a) (d)	Lapsed		Exercised	At 30 June 2007
Marius Kloppers	LTIP Performance	225,000	–	225,000	–	–	450,000	–		225,000	–		–	675,000
	GIS Deferred	115,926	55,378	52,771	–	55,378	113,319	60,548		37,300	–		60,548	90,071
	GIS Performance	174,863	119,485	–	–	119,485	55,378	44,302		–	11,076		44,302	–
	CIP	95,295	84,706	–	10,589	84,706	–	–		–	–		–	–
Miklos Salamon	LTIP Performance	300,000	–	300,000	–	–	600,000	–		–	400,000	(e)	–	200,000	(g)
	GIS Deferred	169,207	89,056	73,743	–	89,056	153,894	153,894	(f)	–	–		153,894	–
	GIS Performance	282,762	193,706	–	–	193,706	89,056	71,245		–	17,811		71,245	–
	CIP	95,295	84,706	–	10,589	84,706	–	–		–	–		–	–
	Total	1,458,348	627,037	651,514	21,178	627,037	1,461,647	329,989		262,300	428,887		329,989	965,071

(a)	No amount has been paid or is payable by the recipients of the options and shares granted during the year.
(b)	There are no awards which have vested that are unexercisable.
(c)	All of the options issued pursuant to these awards are exercisable.
(d)	The market price of BHP Billiton Limited and BHP Billiton Plc shares on date of grant (7 December 2006) was A$26.40 and £9.72 respectively (2006: 5 December 2005 and A$22.03 and £8.90 respectively). The fair value per Performance Share and Deferred Share was A$8.02/£2.50 and A$22.32/£8.44 respectively (2006: A$6.21/£2.79 and A$18.83/£7.70 respectively). Fair value per Performance Share and Deferred Share was estimated using Monte Carlo simulation and Net Present Value models respectively.
(e)	In accordance with the LTIP rules, a proportion of the original share award lapsed when Mr Salamon and Mr Kirkby retired from the Group.
(f)	As per the rules of the GIS, the awards of Deferred Shares vested when Mr Salamon and Mr Kirkby retired.
(g)	Awards have been pro-rated to reflect the period of service from the start of each performance period to the date of retirement.
(h)	Shares under award at date of appointment of Mr Vanselow, Mr Randolph and Ms Wood as Key Management Personnel were 286,839, 188,495 and 227,777 respectively.
(i)	Mr Aiken is no longer part of the Key Management Personnel.
(j)	Includes accrued bonus shares to be issued upon conversion of partly paid shares.
(k)	Represents the final call payable upon conversion of partly paid shares held at 30 June 2007, adjusted for bonus issues.
(l)	35,000 Partly Paid Shares and 37,279 fully paid bonus shares (held under escrow).
(m)	50,000 Partly Paid Shares and 58,255 fully paid bonus shares (held under escrow).

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-75

Notes to Financial Statements

No options have been granted to Key Management Personnel since the end of the financial year. Further information on options and rights, including grant dates and exercise dates regarding options granted to Key Management Personnel under the employee share ownership plan, is set out in note 27 and note 39.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-76

Notes to Financial Statements

31 Key management personnel continued

Equity holdings and transactions

The movement during the financial year in the number of ordinary shares of the Group held directly, indirectly or beneficially, by each specified Key Management Personnel, including their personally-related entities were as follows:

BHP Billiton Limited shares (a)	Held at 30 June 2005 or at date of appointment as Key Management Personnel	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2006	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2007
Charles Goodyear (b) (f)	746,007	–	208,247	–	954,254	–	134,501	90,000	998,755
Chris Lynch (f)	80,679	–	–	–	80,679	–	425,038	212,519	293,198
John Fast (c)	3,459	–	32,136	32,000	3,595	–	18,000	18,000	3,595
Robert Kirkby (d) (e) (f)	640,740	–	188,507	163,020	666,227	–	103,875	–	770,102
Marcus Randolph	198,794	–	–	45,000	153,794	–	71,643	50,000	175,437
Alex Vanselow	11,466	–	–	–	11,466	3,000	38,434	–	52,900
Karen Wood (f)	11,753	–	–	–	11,753	–	62,903	29,000	45,656
Paul Anderson (g)	60,000	–	–	–	60,000	46,000	–	–	106,000
Don Argus (f)	203,495	74,700	–	–	278,195	43,695	–	–	321,890
Carlos Cordeiro (h)	–	6,550	–	–	6,550	–	–	–	6,550
David Crawford (f)	29,127	–	–	–	29,127	4,000	–	–	33,127
David Jenkins	2,066	–	–	–	2,066	–	–	–	2,066
Jacques Nasser (h)	5,600	–	–	–	5,600	–	–	–	5,600
E. Gail de Planque (h)	1,000	800	–	–	1,800	1,780	–	–	3,580
John Schubert	23,675	–	–	–	23,675	–	–	–	23,675
Philip Aiken (i)	475,092	–	227,933	158,118	544,907	–	–	–	–

BHP Billiton Plc shares (a)	Held at 30 June 2005 or at date of appointment of Key Management Personnel	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2006	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2007
Charles Goodyear (b) (f)	2,000	–	–	–	2,000	–	–	–	2,000
Marius Kloppers (f)	75,764	–	259,569	–	335,333	–	104,850	43,500	396,683
Miklos Salamon (e) (f)	1,082,324	–	367,468	147,707	1,302,085	–	225,139	92,538	1,434,686
Paul Anderson (g)	–	–	–	–	–	4,000	–	–	4,000
David Brink (f)	39,377	10,623	–	–	50,000	20,000	–	–	70,000
John Buchanan	4,000	16,000	–	–	20,000	–	–	–	20,000
David Jenkins	10,000	–	–	–	10,000	–	–	–	10,000

(a)	All interests are beneficial.
(b)	82,604 BHP Billiton Limited shares are held in the form of 41,302 American Depositary Shares and 2,000 BHP Billiton Plc shares are held in the form of 1,000 American Depositary Shares.
(c)	At 30 June 2007 and 30 June 2006, 2,945 shares were held by nominees, including 929 in the form of endowment warrants.
(d)	At 31 December 2006, 85,000 partly paid shares were held.
(e)	Mr Salamon and Mr Kirkby left the Company prior to 30 June 2007. The closing balance reflects their holdings as at departure date (Mr Salamon 26 October 2006 and Mr Kirkby 31 December 2006).
(f)	Includes shares held in the name of spouse, superannuation fund and/or nominee.
(g)	66,000 BHP Billiton Limited shares are held in the form of 33,000 American Depositary Shares. 4,000 BHP Billiton Plc shares are held in the form of 2,000 American Depositary Shares.
(h)	All BHP Billiton Limited shares are held in the form of American Depositary Shares: Mr Cordeiro (3,275), Hon de Planque (1,790) and Mr Nasser (2,800).
(i)	Mr Aiken is no longer part of the Key Management Personnel.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-77

Notes to Financial Statements

31 Key management personnel continued

Directors and their personally-related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares. Partly paid shares did not participate in dividends.

Refer to note 27 for details of the employee share ownership plans referred to above.

Loans to Key Management Personnel and their related parties

Aggregates for Key Management Personnel

Year	Balance at start of the year (a) US$	Balance at year end US$	Interest paid and payable US$	Interest not charged US$	Number of persons included in group aggregate
2007	17,889	–	–	1,033	2
2006	19,741	17,889	–	1,491	2

(a)	Balance at the start of year or at date of becoming Key Management Personnel.

All loans to Key Management Personnel are in relation to the BHP Billiton Limited Employee Share Plan and are for periods of up to 20 years repayable by application of dividends or an equivalent amount and are interest free.

The highest amount of indebtedness during the year is equal to the balance at the start of the year.

Interest not charged represents the amount of interest that would have been charged on an arm’s length basis. No write-downs or allowances for doubtful debts have been recognised in relation to any loans made to Key Management Personnel. There are no loans outstanding with former Key Management Personnel.

Other transactions with Key Management Personnel

Transactions with Key Management Personnel

During the year, Charles Goodyear purchased products from the Group totalling US$241,265 in accordance with normal commercial terms and conditions (2006: US$nil). There are no amounts payable at 30 June 2007.

Transactions with personally-related entities

A number of Directors or former Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. There were no transactions during the year with personally-related entities (2006: US$1.047 million).

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-78

Notes to Financial Statements

32 Notes to the consolidated cash flow statement

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents include highly liquid investments that are readily convertible to cash and with a maturity of less than 90 days, bank overdrafts and interest bearing liabilities at call.

	2007 US$M	2006 US$M	2005 US$M
Cash and cash equivalents comprise:
Cash assets
Cash	607	511	811
Short-term deposits	1,330	265	411
Total cash assets	1,937	776	1,222
Bank overdrafts – refer to note 19	(38)	(16)	(15)
Total cash and cash equivalents	1,899	760	1,207

Reconciliation of net cash provided by operating activities to net profit after taxation

	2007 US$M	2006 US$M	2005 US$M
Profit after taxation	13,496	10,534	6,628
Adjusted for:
Depreciation and amortisation expense	2,421	2,264	1,801
Income from jointly controlled entities less dividends received	(445)	(1,050)	(822)
Exploration and evaluation expense (excluding impairment) (a)	528	561	351
Net gain on sale of non-current assets	(106)	(606)	(447)
Impairment of property, plant and equipment, investments and intangibles	305	163	17
Losses/(gains) on revaluation of derivative assets and liabilities	217	(306)	–
Employee share awards expense	72	61	53
Financial income and expenses	(20)	114	114
Change in assets and liabilities net of effects from acquisitions and disposals of subsidiaries and exchange fluctuations:
Trade and other receivables	(1,222)	(507)	(570)
Inventories	(583)	(407)	(319)
Net taxes	30	(169)	64
Creditors	350	(14)	720
Provisions and other liabilities	552	(162)	784
Net operating cash flows	15,595	10,476	8,374

(a)	Exploration and evaluation expenditure (excluding impairments) is classified as an investing activity as described in IAS 7/AASB 107 “Cash Flow Statements” and is therefore a reconciling item between profit after taxation and net operating cash flows. Exploration and evaluation expenditure classified as investing activities in the cash flow statement is reconciled as follows:

	2007 US$M	2006 US$M	2005 US$M
Expensed in the income statement (excluding impairments)	528	561	351
Capitalised in property, plant and equipment	265	205	180
Cash outflow from investing activities	793	766	531

There are no significant non cash transactions affecting investing and financing activities (2006: US$nil, 2005: US$nil).

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-79

Notes to Financial Statements

32 Notes to the consolidated cash flow statement continued

Standby arrangements and unused credit facilities

BHP Billiton Group	Facility available 2007 US$M	Used 2007 US$M	Unused 2007 US$M	Facility available 2006 US$M	Used 2006 US$M	Unused 2006 US$M	Facility available 2005 US$M	Used 2005 US$M	Unused 2005 US$M
Revolving credit facilities	3,000	–	3,000	3,000	–	3,000	3,000	–	3,000
Acquisition finance facility	–	–	–	–	894	–	5,500	3,000	2,500
Other facilities	58	–	58	57	–	57	58	–	58
Total financing facilities	3,058	–	3,058	3,057	894	3,057	8,558	3,000	5,558

Details of major standby and support arrangements are as follows:

Revolving credit facility

In October 2006, the Group’s US$3 billion multi-currency revolving credit facility maturing in September 2009 was cancelled and replaced with a new US$3 billion multi-currency revolving credit facility maturing in October 2011.

Acquisition finance facility

The acquisition finance facility was established in March 2005 for the acquisition of WMC Resources Ltd. The amount drawn down during the year ended 30 June 2006 under this facility was repaid in July 2006. The acquisition finance facility cannot be redrawn.

Other facilities

Other bank facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis. The Group has not drawn down on these facilities during the current year (2006: nil; 2005: nil).

Acquisition of significant subsidiaries and operations

During the year ended 30 June 2007, the Group acquired a 44 per cent interest in the operation of the Genghis Khan oil and gas development. Refer to note 36.

Acquisition of significant jointly controlled entities

During the year ended 30 June 2007, the Group acquired a 33 per cent interest in the Guinea Alumina Corporation Ltd for cash consideration of US$106 million.

Disposal of subsidiaries and operations

The Group disposed of the following subsidiaries and operations during the year ended:

30 June 2007

•	The Group’s 45.5 per cent interest in the Valesul joint venture
•	Interest in Cascade and Chinook oil and gas prospects
•	Southern Cross Fertilisers
•	The Group’s interest in the Typhoon facility and associated oil fields in the Gulf of Mexico
•	The Group’s interest in Australian coal bed methane assets
•	Koornfontein coal business

30 June 2006

•	The Group’s 50 per cent interest in the Wonderkop joint venture
•	Zululand Anthracite Collieries operations
•	The Group’s interest in Green Canyon 10 and 60 oil fields in the Gulf of Mexico
•	DMS Powders business
•	Tintaya copper mine

30 June 2005

•	The Group’s interest in the Laminaria and Corallina oil fields
•	The Group’s economic interest in the majority of its South African chrome business and its interest in the Palmiet chrome business
•	The Group’s interest in Integris Metals Inc

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-80

Notes to Financial Statements

32 Notes to the consolidated cash flow statement continued

The carrying value of assets and liabilities disposed and net profit recorded on all sales were as follows:

	2007 US$M	2006 US$M	2005 US$M
Carrying amount of assets and liabilities of entities disposed:
Cash and cash equivalents	–	5	90
Trade and other receivables (current)	16	7	108
Inventories (current)	29	63	78
Other current assets (current)	2	–	–
Trade and other receivables (non-current)	–	–	88
Inventories (non-current)	4	–	–
Investments in Jointly Controlled Entities (non-current)	23	–	184
Property, plant and equipment	215	377	337
Intangible assets	24	–	49
Trade and other payables and interest bearing liabilities (current)	(15)	(39)	(154)
Provisions (current)	(23)	(54)	(22)
Trade and other payables and interest bearing liabilities (non-current)	(19)	13	(138)
Provisions (non-current)	(63)	(56)	(151)
Net identifiable assets	193	316	469
Net consideration received - Cash	203	849	765
- Intangible received	12	–	–
- Deferred consideration	40	37	–
- Deferred settlement of intercompany balance	–	(40)	–
Total net consideration received	255	846	765

33 Jointly controlled assets

Interests in jointly controlled assets

The principal jointly controlled assets in which the BHP Billiton Group has an interest and which are proportionately included in the financial report are as follows:

			BHP Billiton Group’s effective interest
Name	Country of operation	Principal activity	2007%	2006%
Atlantis	US	Hydrocarbons exploration and development	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris (a)	US	Hydrocarbons exploration and production	–	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Cascade (a)	US	Hydrocarbons exploration	–	50
Chinook (a)	US	Hydrocarbons exploration	–	40
Genghis Khan	US	Hydrocarbons exploration and development	44	–
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5-100	5-100
Keith	UK	Hydrocarbons exploration and production	31.83	31.83
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration and development	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Puma	US	Hydrocarbons exploration	29.8	33.3
Pyrenees	Australia	Hydrocarbons exploration and development	71.43	–
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	45	45
Shenzi	US	Hydrocarbons exploration and development	44	44
Stybarrow	Australia	Hydrocarbons exploration and development	50	–
Trinidad 2c – Angostura	Trinidad and Tobago	Hydrocarbons production	45	45
Typhoon (a)	US	Hydrocarbons exploration and production	–	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	- Alumina refining	36	36
		- Aluminium smelting	40	40
Billiton Suriname	Suriname	Bauxite mining and alumina refining	45	45
Worsley	Australia	Bauxite mining and alumina refining	86	86
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy Mining Associates	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middleburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	33.96	37.4

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-81

Notes to Financial Statements

33 Jointly controlled assets continued

Elements of the financial report relating to jointly controlled assets comprise:

	2007 US$M	2006 US$M
Current assets
Cash and cash equivalents	179	45
Trade and other receivables	722	729
Inventories	892	780
Other	90	53
Non-current assets
Trade and other receivables	20	148
Other financial assets	221	144
Inventories	40	13
Property, plant and equipment	17,970	14,057
Other	35	80
BHP Billiton Group share of assets employed in jointly controlled assets	20,169	16,049
Contingent liabilities – unsecured (b)	159	22
Contracts for capital expenditure commitments not completed (c)	2,810	1,909

(a)	Cascade, Chinook, Typhoon and Boris were divested during the year ended 30 June 2007.
(b)	Included in contingent liabilities arising from jointly controlled assets. Refer to note 29.
(c)	Included in capital expenditure commitments. Refer to note 30.
(d)	The June 2006 amount for the BHP Billiton Group share of assets employed in jointly controlled assets was increased by US$1,483 million to include all assets deployed in connection with its jointly controlled assets.

34 Related party transactions

Subsidiaries

The percentage of ordinary shares in significant subsidiaries is disclosed in note 37 to the financial statements.

Jointly controlled entities

The percentage of ordinary shares in jointly controlled entities is disclosed in note 15 to the financial statements.

Jointly controlled assets

The percentage of ordinary shares in jointly controlled assets is disclosed in note 33 to the financial statements.

Key management personnel

Disclosures relating to key management personnel are set out in note 31 to the financial statements.

Transactions with related parties

	Jointly controlled entities		Transactions with other related parties (a)
	2007 US$M	2006 US$M	2007 US$M	2006 US$M
Sales of goods/services	–	23.605	–	–
Purchase of goods/services	236.356	247.880	–	–
Interest income	–	2.129	–	–
Dividend income	4,218.734	2,643.515	0.130	0.208

(a)	Excludes disclosures relating to post-employment benefit plans for the benefit of the employees. These are shown in note 22.

Transactions between each parent company and its subsidiaries, which are related parties of that company, are eliminated on consolidation and are not disclosed in this note.

Outstanding balances arising from sales/purchases of goods and services with related parties

	Jointly controlled entities		Transactions with other related parties
	2007 US$M	2006 US$M	2007 US$M	2006 US$M
Amounts owing to related parties	80.017	256.889	–	–
Amounts owing from related parties	0.029	1.144	–	–

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-82

Notes to Financial Statements

34 Related party transactions continued

Terms and conditions

Sales to and purchases from related parties for goods and services are made in arm’s length transactions at normal market prices and on normal commercial terms.

Outstanding balances at year end are unsecured and settlement occurs in cash.

No guarantees are provided or received for any related party receivables or payables.

No provision for doubtful debts has been recognised in relation to any outstanding balances and no expense has been recognised in respect of bad or doubtful debts due from related parties.

35 Subsequent events

Other than the matters disclosed elsewhere in this financial report, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results or operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

36 Acquired operations

On 1 February 2007, the BHP Billiton Group acquired a 44 per cent interest in the operation of the Genghis Khan oil and gas development (“Genghis Khan”) for a total cash consideration of US$583 million.

Genghis Khan includes Green Canyon Blocks (652 and 608) and was discovered in 2005 in the deepwater Gulf of Mexico. Genghis Khan is located in the same geological structure and allows the Group to benefit from development synergies with the Shenzi project, which was sanctioned for development in the 2006 financial year. Genghis Khan was acquired in the Petroleum segment.

The following table details the book values of the Genghis Khan assets and liabilities acquired and the fair values allocated to these assets and liabilities.

	Book values (a) US$M	Fair value adjustments (b) US$M	Fair values at acquisition US$M
Inventories	1	–	1
Property, plant and equipment	68	517	585
Provisions	–	(3)	(3)
Net assets acquired	69	514	583
Cost of business combination paid			583

(a)	Represent book values prepared in accordance with the accounting policies applicable to Genghis Khan for the period prior to acquisition by BHP Billiton.
(b)	The material adjustments for acquisition accounting principally relate to:
•	Property, plant and equipment reflects the fair value of leasehold mineral assets and the revaluation of plant and equipment to replacement cost.
•	Decommissioning, site restoration and environmental rehabilitation provisions are measured at the present value of estimated future costs of rehabilitation.
•

Deferred tax asset and liability balances have been adjusted to reflect revised book and tax values because of fair value adjustments. The net effect of recognising the deferred tax balances at acquisition is US$nil.

Pro-forma financial information

The pro-forma consolidated results of operations of the BHP Billiton Group for the year ended 30 June 2007 and 30 June 2006 would remain unchanged assuming that the acquisition of Genghis Khan occurred as of 1 July of each year as the operation did not generate revenue or incur operating costs.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-83

Notes to Financial Statements

37 Subsidiaries

Significant subsidiaries of BHP Billiton Limited and BHP Billiton Plc are as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2007%	2006%
Advalloy (Pty) Ltd	South Africa	Manganese alloy producer	100	50
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Direct Reduced Iron Pty Ltd	Australia	Hot Briquette Iron Plant (closed)	100	100
BHP Billiton Energy Coal Australia Pty Ltd	Australia	Coal mining	100	100
BHP Billiton Energy Coal South Africa Limited (formerly Ingwe Collieries Limited)	South Africa	Coal Mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Foreign Holdings Inc	US	Holding Company	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Marine and General Insurances Pty Ltd	Australia	Insurance company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, coal, silver, lead and zinc mining	100	100
BHP Billiton Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
BHP Billiton Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International
Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton SA Holdings Limited (formerly Ingwe Coal Corporation Ltd)	South Africa	Coal mining	100	100
BHP Billiton SSM Development Pty Ltd	Australia	Holding company	100	100
BHP Billiton (Trinidad - 2c) Limited	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Coal Pty Limited	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Financial Services (UK) Limited	UK	Finance	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Limited	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHPB Freight Pty Ltd	Australia	Transport services	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Billiton Nickel (Ravensthorpe) Pty Ltd	Australia	Holding company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-84

Notes to Financial Statements

37 Subsidiaries continued

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2007%	2006%
Corridor Sands Limitada	Mozambique	Titanium mineral sands	90	90
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Company Pty Ltd	Australia	Manganese mining	60	60
Hillside Aluminium Limited	South Africa	Aluminium Smelting	100	100
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Minera Spence SA (formerly Compania Minera Riochilex SA)	Chile	Copper exploration	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
QNI Pty Ltd	Australia	Holding company	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
QNI Western Australia Pty Limited	Australia	Holding company	100	100
Ravensthorpe Nickel Operations Pty Ltd	Australia	Nickel mining	100	100
Rio Algom Limited	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Holdings Pty Ltd	South Africa	Holding company	60	60
Samancor Manganese Proprietary Limited	South Africa	Manganese mining and manganese alloys	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Southern Cross Fertiliser Pty Ltd	Australia	Fertiliser production	–	100
Tasmanian Electro Metallurgical Company Pty Ltd	Australia	Manganese alloys	60	60
UMAL Consolidated Pty Ltd	Australia	Holding company and coal mining	100	100
WMC Finance Limited	Australia	Finance	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

(a)	BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-85

Notes to Financial Statements

38 US Generally Accepted Accounting Principles disclosures

The financial statements of the BHP Billiton Group are prepared in accordance with International Financial Reporting Standards (IFRS). The financial information and reconciliations presented in this note set forth certain financial information that would have been presented if US Generally Accepted Accounting Principles (US GAAP) had been applied instead of IFRS.

Reconciliation to US GAAP

The following is a summary of the adjustments to net income for the years ended 30 June 2007, 2006 and 2005 that would be required if US GAAP had been applied instead of IFRS.

	Note	2007 US$M	2006 US$M	2005 US$M
Reconciliation of net income
Profit attributable to BHP Billiton members as reported under IFRS		13,416	10,450	6,396
add/(deduct)
Adjustments required to accord with US GAAP:
Fair value adjustment on acquisition of BHP Billiton Plc Group
– Depreciation, amortisation and other asset movements	(A)	(145)	(234)	(308)
– Impairments	(A)	(62)	(66)	–
– Disposals	(A)	(27)	–	–
Employee compensation costs	(B)	–	(4)	4
Impairment of assets	(C)	–	(39)	–
Depreciation - write-downs	(C)	–	(5)	(5)
Depreciation - revaluations	(D)	3	3	4
Depreciation - ore reserves	(E)	1	(11)	(9)
Fair value accounting for derivatives	(F)	–	(17)	302
Fair value accounting for hedged debt	(G)	(67)	(216)	–
Fair value adjustment on acquisition of WMC Resources Ltd	(H)	–	–	34
Exploration, evaluation and development expenditure	(I)	(58)	(22)	(38)
Start-up costs	(J)	(12)	5	5
Pension and other post-retirement benefits	(K)	128	(419)	(14)
Employee Share Plan loans	(L)	(7)	2	(7)
Profit on asset sales	(M)	2	2	2
Deferred production stripping costs	(N)	(130)	(61)	(85)
Other adjustments	(O)	(58)	(7)	–
Impact on taxation expense of above adjustments	(P)	190	209	275
Other taxation adjustments	(Q)	(11)	177	(233)
Total adjustment		(253)	(703)	(73)
Net income of BHP Billiton Group under US GAAP		13,163	9,747	6,323

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-86

Notes to Financial Statements

38 US Generally Accepted Accounting Principles disclosures continued

The following is a summary of the earnings per share for the years ended 30 June 2007, 2006 and 2005 measured under US GAAP.

	Note	2007 US cents	2006 US cents	2005 US cents
Earnings per share – US GAAP (i)
Basic – net income prior to effect of retrospective application of change in accounting principle		–	167.7	104.3
Effect of retrospective application of change in accounting principle	(O)	–	(0.6)	(1.1)
Basic – net income before cumulative effect of change in accounting principle (ii)		225.2	167.1	103.2
Cumulative effect of change in accounting principle, net of taxation (ii)	(K)	–	(5.6)	–
Basic – net income (ii)		225.2	161.5	103.2
Diluted – net income prior to effect of retrospective application of change in accounting principle		–	166.8	103.7
Effect of retrospective application of change in accounting principle	(O)	–	(0.6)	(1.1)
Diluted – net income before cumulative effect of change in accounting principle (iii)		224.4	166.2	102.6
Cumulative effect of change in accounting principle, net of taxation (iii)	(K)	–	(5.5)	–
Diluted – net income (iii)		224.4	160.7	102.6

(i)	For the periods indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.
(ii)	Based on the weighted average number of ordinary shares on issue for the period.
(iii)	Based on the weighted average number of ordinary shares on issue for the period, adjusted to reflect the impact of the conversion of all dilutive potential ordinary shares to ordinary shares.

The following is a summary of the adjustments to shareholders’ equity as at 30 June 2007 and 30 June 2006 that would be required if US GAAP had been applied instead of IFRS.

	Note		2007 US$M	2006 US$M
Reconciliation of shareholders’ equity
Shareholders’ equity attributable to members of BHP Billiton under IFRS			29,667	24,218
add/(deduct)
Adjustments required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group
– Investments	(A	)	706	738
– Property, plant and equipment and undeveloped properties	(A	)	1,832	2,097
– Long-term contracts	(A	)	32	33
– Goodwill	(A	)	2,215	2,151
Impairment of assets	(C	)	(2)	(2)
Depreciation - revaluations	(D	)	(42)	(46)
Depreciation - ore reserves	(E	)	(33)	(34)
Fair value accounting for derivatives	(F	)	232	92
Fair value accounting for hedged debt	(G	)	(214)	(147)
Fair value adjustment on acquisition of WMC Resources Ltd	(H	)	19	19
Exploration, evaluation and development expenditure	(I	)	(299)	(241)
Startup costs	(J	)	(66)	(54)
Pension and other post-retirement benefits	(K	)	117	65
Employee Share Plan loans	(L	)	(40)	(47)
Profit on asset sales	(M	)	(11)	(13)
Deferred production stripping costs	(N	)	(635)	(505)
Other adjustments	(O	)	(127)	(75)
Net impact on tax balances of fair value adjustments on acquisition of BHP Billiton Plc Group	(A	)	(629)	(699)
Net impact on tax balances of all other above adjustments	(P	)	170	125
Other taxation adjustments	(Q	)	(256)	(245)
Total adjustment			2,969	3,212
Shareholders’ equity under US GAAP			32,636	27,430

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-87

Notes to Financial Statements

38 US Generally Accepted Accounting Principles disclosures continued

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

Joint ventures

The BHP Billiton Group’s investment in the Richards Bay Minerals (RBM) joint venture is classified as a jointly controlled entity. The investment comprised two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with Emerging Issues Task Force (EITF) Issue No. 96-16 ‘Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights’. The substantive participating rights of the minority interests holder in Tisand (Pty) Limited are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto, the co-venturer. The shareholder agreement ensures that the RBM joint venture functions as a single economic entity. The overall profit of the RBM joint venture is also shared equally between the venturers. The shareholder agreement also states that the parties agree that they shall, as their first priority, seek the best interests of the project as an autonomous commercial operation rather than seek to service the individual interests of any of the other parties.

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

Foreign exchange gains and losses

Under IFRS, foreign exchange gains and losses arising from the restatement of non-US dollar tax balances are included as part of income tax expense. In addition, foreign exchange gains and losses arising from the restatement of non-US dollar interest bearing liabilities are included in net finance costs and other foreign exchange gains and losses form part of other operating costs. Under US GAAP, all net foreign exchange gains and losses would be shown in aggregate as a separate line item in the consolidated income statement.

Consolidated cash flow statement

The consolidated cash flow statement prepared in accordance with IAS 7 ‘Cash Flow Statements’ presents substantially the same information that is required under US GAAP. However, certain differences exist between IFRS and US GAAP:

•	Unlike IFRS, US GAAP cash and cash equivalents exclude bank overdrafts of US$38 million (2006: US$16 million; 2005: US$15 million) repayable on demand.

•

Exploration expenditure expensed in accordance with US GAAP (comprising US$528 million expensed under IFRS and an additional US$74 million expensed under US GAAP (2006: US$561 million and US$29 million; 2005: US$351 million and US$51 million)) is treated as an operating cash flow under US GAAP, rather than investing.

•

Overburden removal costs of US$159 million (2006: US$150 million; 2005: US$179 million) which are capitalised under IFRS and treated as an investing cash flow are expensed under US GAAP and treated as an operating cash flow (following adoption of EITF 04-6)

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-88

Notes to Financial Statements

38 US Generally Accepted Accounting Principles disclosures continued

US GAAP adjustments

An explanation of the adjustments from IFRS to US GAAP for 30 June 2007, 30 June 2006 and 30 June 2005 are as follows:

(A) Acquisition of BHP Billiton Plc

As noted above in ‘Basis of preparation under US GAAP’, the DLC merger is accounted for under IFRS using merger accounting principles. For US GAAP purposes the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. Under US GAAP purchase accounting, the cost of the acquisition is measured at the fair value of the notional consideration paid and allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result, changes were recognised in the values of the BHP Billiton Plc Group’s assets and liabilities including inventory, investments, long-term contracts, property, plant and equipment, undeveloped properties and long-term debt, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of identifiable assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. The purchase accounting adjustments to the assets and liabilities of the BHP Billiton Plc were based on management’s best estimates of fair value at the date of acquisition and are summarised in the shareholders’ equity reconciliation. The US GAAP purchase accounting adjustments affect US GAAP net income as follows. Fair value adjustments to the recorded amounts of inventory and long-term contracts are recognised in income in the period the inventory is utilised and the long-term contracts are serviced. Additional amortisation and depreciation charges are recorded in respect of the fair value adjustments of depreciable assets over the periods of their respective useful economic lives. For the year ended 30 June 2007, in relation to our South African coal operations, impairments of US$56 million and US$51 million were recognised in relation to Plant and Equipment and Mineral Rights respectively, and a reversal of an impairment of goodwill made under IFRS for US$45 million. An adjustment to the profit on sale of Koornfontein of US$27 million, including a reversal of goodwill previously impaired for US$19 million, was recognised. Included in this adjustment for the year ended 30 June 2006 is an impairment of goodwill of US$66 million.

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

Under US GAAP, the Group has applied the fair value recognition provisions of Statement of Financial Accounting Standard No. 123R, ‘Accounting for Stock-Based Compensation’ (SFAS 123R), which was adopted in the 2006 financial year and applied on a ‘modified prospective basis’. As the Group had previously applied the fair value recognition provisions of SFAS 123 to equity compensation plans granted after 1 July 1995, there were no transitional adjustments recognised on adoption of SFAS 123R.

(C) Impairment of assets

Under IFRS, the BHP Billiton Group determines the recoverable amount of assets on a discounted basis when assessing impairments. The discount rate is a risk-adjusted market rate, which is applied both to determine impairment and to calculate the write-down. Under US GAAP, assets are reviewed for impairment using undiscounted cash flows. Only if the asset’s carrying amount exceeds the sum of undiscounted future cash flows is the asset considered impaired and written down to its fair value (based on discounted cash flows). US GAAP results in lower impairment charges against income and higher asset carrying amounts, and in the case of the divestment of an asset, a lower profit on sale; the difference in asset carrying amounts is subsequently reduced through higher depreciation charges against income.

Under IFRS, impairment losses, except for goodwill, may be reversed in subsequent periods if the recoverable amount increases. Any credits to income resulting from reversal of impairment charges under IFRS are derecognised under US GAAP as impairment reversals are not allowed.

(D) Depreciation – revaluations

On transition to IFRS previous revaluations of property, plant and equipment and investments recognised under UK GAAP were retained as deemed cost. These revaluations have resulted in higher carrying amounts relative to the depreciated historical cost amounts. In the case of property, plant and equipment, depreciation charges increase as a direct result of these revaluations. Since US GAAP does not permit property, plant and equipment to be revalued above historical cost, depreciation charges have been reduced to reflect depreciation based on historical cost.

(E) Depreciation – ore reserves

The BHP Billiton Group prepares ore reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The Supplementary Ore Reserves information contained in the Annual Report differs in certain respects from that reported to the SEC, which is prepared with reference to the SEC’s Industry Guide 7. Under US GAAP, depreciation charges have been adjusted to reflect the difference in measured reserves.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-89

Notes to Financial Statements

38 US Generally Accepted Accounting Principles disclosures continued

(F) Fair value accounting for derivatives

As per note 1, the BHP Billiton Group adopted IAS 39/AASB 139 from 1 July 2005. Under IAS 39/AASB 139 all derivatives are initially recognised at their fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative contract is designated as a hedging instrument, and if so, the nature of the item being hedged. The BHP Billiton Group’s foreign exchange contracts held for hedging purposes are generally accounted for as cash flow hedges, primarily for certain capital expenditure in currencies other than the US dollar, and interest rate swaps held for hedging purposes are generally accounted for as fair value hedges. Derivatives embedded within other contractual arrangements and, except in specific circumstances, commodity-based transactions executed through derivative contracts have not been designated as hedges. Under IAS 39/AASB 139, contracts for use or sale of commodities in the normal course of business are not treated as derivatives.

Where cash flow hedge accounting is being applied under IFRS, the unrealised gains or losses on these contracts designated and effective as hedges are recorded in the hedging reserve, and on maturity are capitalised as part of the cost of the fixed assets or included in revenue.

Statement of Financial Accounting Standards No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’ (SFAS 133) is similar but not identical to IAS 39/AASB 139. However, the documentation and effectiveness requirements for hedge accounting under SFAS 133 are more onerous and so, for the purposes of US GAAP, hedge accounting is not applied. An adjustment is made to reverse the impact of hedge accounting under IAS 39/AASB 139 for amounts included in equity in the hedging reserve. Accordingly, under US GAAP, both unrealised and realised gains or losses are recorded in net income. Furthermore, certain commodity contracts have been treated as derivatives under SFAS 133 because they have not been specifically identified as normal purchases or sales and have therefore been valued at fair value through the income statement for US GAAP.

(G) Fair value accounting for hedged debt

As noted in item (F) above, under IFRS the BHP Billiton Group’s interest rate swaps held for hedging purposes are generally accounted for as fair value hedges. Changes in fair value of the hedging instrument (being the interest rate swaps) and the hedged item (being the underlying debt), to the extent of the risks being hedged, are recorded in the income statement. Under US GAAP, changes in the fair value of the hedging instrument are also recorded in the income statement, as too are changes in the fair value of the debt due to changes in foreign exchange rates. However, as hedge accounting has not been adopted for US GAAP purposes, other changes in the fair value of the debt, primarily due to changes in interest rates, are not recorded.

(H) Fair value adjustment on the acquisition of WMC

The BHP Billiton Group acquired WMC Resources Ltd in June 2005. Under IAS 39/AASB 139, the foreign exchange contracts taken out to hedge the purchase price consideration were considered effective, and therefore exchange gains on the hedging of the consideration were included in the determination of the IFRS consideration paid for WMC. Under US GAAP, FAS 133 disallows the hedging of a forecasted transaction that involves a business combination. Accordingly, exchange gains on the hedging of the consideration were recorded as net foreign exchange gains in the income statement.

On acquisition of WMC, a restructuring provision relating to office closure and employee termination costs was recognised. In accordance with IFRS 3/AASB 3 ‘Business Combinations’, the amount was recognised in the income statement. Under US GAAP, EITF 95-3 ‘Recognition of Liabilities in Connection with a Purchase Business Combination’ allows restructuring provisions assumed in a purchase business combination to be included in the allocation of the acquisition cost.

(I) Exploration, evaluation and development expenditure

Under IFRS the BHP Billiton Group follows the ‘area of interest’ method in accounting for petroleum exploration and evaluation expenditure. This method differs from the ‘successful efforts’ method followed by some US companies and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised.

Under IFRS exploration and evaluation expenditure on mineral properties is charged to the income statement as incurred, except where it relates to an area of interest which was previously acquired in a business combination and measured at fair value on acquisition. Under US GAAP exploration and evaluation expenditure on mineral properties is charged to the income statement as incurred.

Under IFRS and US GAAP, costs of drilling and other associated activities incurred on existing mineral properties (both development properties and producing mines) may be capitalised where their purpose is to extend the reserves by the conversion of mineralised material to proven and probable reserves, or for further delineation of existing proven and probable reserves. The key parameters and criteria which must be satisfied for these costs to be capitalised are:

-	The drilling must occur within the existing physical boundaries of the area defined as the reserve or non-reserve mineralisation;
-	Any extensions to the reserves within the ore body must be capable of being mined under the rights granted by existing leases; and
-	The costs of drilling and other associated activities must be incurred on mineralised material which is economically recoverable.

Other associated activities in the plan to convert mineralised material to reserves include mine planning, metallurgical, environmental, social, legal and economic evaluation.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-90

Notes to Financial Statements

38 US Generally Accepted Accounting Principles disclosures continued

(I) Exploration, evaluation and development expenditure (cont)

Notwithstanding satisfaction of these conditions, the costs capitalised may not necessarily result in incremental reserves.

Development costs incurred after a property has been determined to be commercially viable are capitalised under IFRS and US GAAP as development costs.

(J) Start-up costs

Under IFRS the BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities are expensed as incurred.

(K) Pension and other post-retirement benefits

Under IFRS the cost of providing defined benefit pension and post-retirement benefits charged against income comprises current and past service costs, interest cost on defined benefit obligations and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses are recognised directly in equity. Net assets or liabilities arising from pension and post-retirement benefit schemes are recognised in full, subject to limitations on the recognition of restricted pension scheme assets.

Under US GAAP the cost of providing defined benefit pension and post-retirement benefits is determined on a consistent basis with IFRS, except that actuarial gains and losses are recognised immediately in net income. The net assets or liabilities arising from pension and post-retirement benefit schemes are also measured consistent with IFRS, except that restricted pension scheme assets not recognised under IFRS are recognised under US GAAP.

The method of accounting for defined benefit pension and post-retirement benefits under US GAAP was changed with effect from 1 July 2005. Under previous principles, the recognition of actuarial gains and losses was deferred and amortised systematically through the income statement. Under the new US GAAP policy, actuarial gains and losses are recognised through net income in the period in which they occur. The change in accounting policy results in the funded position of the defined benefit schemes being recognised as a liability on the Group’s balance sheet. This change in accounting principle for US GAAP led to a charge to income before tax at 1 July 2005 of US$392 million, offset by the tax effect of US$118 million, representing the unrecognised actuarial loss at 30 June 2005.

Statement of Financial Accounting Standard No. 158 ‘Employer’s Accounting for Defined Benefit Pension and Other Post-Retirement Plans’ (SFAS 158) was adopted by the Group in the financial year ended 30 June 2007. SFAS 158 requires the recognition of the overfunded or underfunded status of a pension plan on the balance sheet, and that the measurement date for the plan be the balance sheet date of the entity. There are no incremental effects of applying FAS158 on the statement of financial position or on accumulated other comprehensive income.

(L) Employee Share Plan loans

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

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-91

Notes to Financial Statements

38 US Generally Accepted Accounting Principles disclosures continued

(N) Deferred production stripping costs

Costs incurred through the removal of overburden and other waste materials once saleable materials have begun to be extracted from a mine are referred to as production stripping costs. Under IFRS production stripping costs are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the production stripping costs is capitalised. In subsequent years, when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs. The amount capitalised or charged in a year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine stripping ratio.

For US GAAP the BHP Billiton Group has adopted EITF No. 04-6 ‘Accounting for Stripping Costs incurred During Production in the Mining Industry’ (EITF 04-6), effective 1 July 2006. Under EITF 04-6, production stripping costs are deemed to be variable production costs and are therefore included in the cost of inventory produced during the period in which the costs are incurred.

The change in accounting policy has been applied retrospectively with net income and shareholders equity for the periods presented restated as follows:

	Year ended 30 June 2006 US$M	Year ended 30 June 2005 US$M
Net income under US GAAP prior to retrospective application of change in accounting principle	9,783	6,388
Effect of retrospective change in accounting principle	(36)	(65)
Net income under US GAAP – restated	9,747	6,323
Shareholders equity under US GAAP prior to retrospective application of change in accounting principle	27,839	N/A
Effect of retrospective change in accounting principle	(409)	N/A
Shareholders equity under US GAAP – restated	27,430	N/A

The cumulative effect adjustment to net assets at 1 July 2004 was US$305 million.

(O) Other adjustments

Under IFRS, insurance recoveries are recognised when it is probable that the future economic benefits will flow to the BHP Billiton Group, and the asset has a cost or value that can be measured reliably. However, under US GAAP, an asset relating to the insurance recoveries should be recognised only when any contingencies relating to the insurance claim have been resolved.

With effect from 1 July 2001, the reporting currency of the BHP Billiton Group was changed to the US dollar. This change has been reported prospectively from 1 July 2001. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, on transition to IFRS, the cumulative foreign currency translation reserve is deemed to be zero. Consequently, when businesses or operations are divested, an adjustment is recorded in accordance with Statement of Financial Accounting Standards No. 52 ‘Foreign Currency Translation’ (SFAS 52), for the realised foreign currency translation reserve recognised under US GAAP.

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

Under IFRS, to the extent that the total tax deductions on equity settled share-based payments are expected to exceed the cumulative remuneration expense, the excess of the associated deferred tax is recognised in equity as part of the employee share awards reserve. However, under US GAAP the deductible temporary difference is based on the compensation costs recognised. This has led to the reversal of US$66 million of deferred tax asset as at 30 June 2007 (2006: US$30 million).

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-92

Notes to Financial Statements

38 US Generally Accepted Accounting Principles disclosures continued

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

The effect of a decrease in the UK corporate tax rate of US$8 million for Petroleum was recognised in June 2007 for IFRS on the basis that the legislation was substantively enacted. This tax rate change is recognised for US GAAP purposes when the legislation is enacted.

The effect of an increase in the UK corporate tax rate of US$28 million for Petroleum was recognised in June 2006 for IFRS on the basis that the legislation was substantively enacted. This tax rate change is recognised for US GAAP purposes when the legislation was enacted in July 2006.

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

The balance of goodwill by Customer Sector Group, measured in accordance with US GAAP is:

	2007 US$M	2006 US$M
Aluminium	1,188	1,188
Base Metals	690	690
Carbon Steel Materials	285	285
Diamonds and Specialty Products	151	151
Energy Coal	68	68
Stainless Steel Materials	314	314
	2,696	2,696

The following table summarises additional other US GAAP intangible assets of the BHP Billiton Group as at 30 June 2007 and 2006.

	2007 US$M	2006 US$M
Other intangible assets
Long-term customer contracts at gross book value	40	40
deduct amounts amortised (a)(b)	8	7
	32	33

(a)	Gross amortisation expense for other intangible assets for the year ended 30 June 2007, including amounts under IFRS, was US$27 million (2006: US$29 million).
(b)	Estimated gross amortisation expense for other intangible assets for the next five financial years, including amounts under IFRS, is US$27 million per annum.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-93

Notes to Financial Statements

38 US Generally Accepted Accounting Principles disclosures continued

Pensions and post-retirement medical benefit plans

The BHP Billiton Group’s pension and post-retirement medical benefit plans are discussed in note 22. The disclosures below include the additional information required by Statement of Financial Accounting Standard No. 132R ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’ (SFAS 132R) and by Statement of Financial Accounting Standard No. 158 ‘Employer’s Accounting for Defined Benefit Pension and Other Post-Retirement Plans’ (SFAS 158). The pension and medical costs of the BHP Billiton Group’s significant defined benefit plans have been restated in the following tables in accordance with US GAAP.

The measurement date used to determine pension and medical benefit measurements as at 30 June 2007 for the Group’s defined benefit pension plans and medical schemes is 30 June 2007 for all plans.

	Pension schemes			Post-retirement medical benefits
	2007 US$M	2006 US$M	2005 US$M	2007 US$M	2006 US$M	2005 US$M
Net periodic (benefit)/cost under USGAAP
Service costs	64	67	58	8	8	7
Interest costs	103	134	90	24	29	26
Expected return on plan assets	(109)	(103)	(99)	–	–	–
Recognised prior service cost	–	33	–	2	6	1
Recognised net transition asset due to change in accounting principle	–	(3)	–	–	–	–
Termination benefits and curtailment costs	(3)	(5)	4	–	–	(27)
Recognised net actuarial (gain)/loss	(143)	(65)	14	7	1	2
Recognised net actuarial loss due to change in accounting principle	–	331	–	–	61	–
Net periodic (benefit)/cost under US GAAP	(88)	389	67	41	105	9

	Pension schemes		Post-retirement medical benefits
	2007 US$M	2006 US$M	2007 US$M	2006 US$M
Change in benefit obligation under USGAAP
Benefit obligation at the beginning of the year	1762	1,707	344	335
Amendments	–	3	2	–
Service costs	64	67	8	8
Interest costs	103	134	24	29
Plan participants’ contributions	5	10	–	–
Actuarial (gain)/loss	(47)	(19)	7	1
Benefits paid to participants	(140)	(156)	(20)	(20)
Adjustments for changes in the Group structure and joint venture arrangements	(44)	37	2	–
Termination benefits and curtailment costs	(25)	(13)	–	–
Exchange variations	108	(8)	2	(9)
Benefit obligation at the end of the year	1,786	1,762	369	344
Projected benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	805	777	–	–
Accumulated benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	739	706	–	–
Accumulated benefit obligation for all defined benefit pension plans	1,583	1,525	–	–

	Pension schemes		Post-retirement medical benefits
	2007 US$M	2006 US$M	2007 US$M	2006 US$M
Change in plan assets under USGAAP
Fair value of plan assets at the beginning of the year	1,585	1,436	–	–
Actual return on plan assets	210	148	–	–
Employer contributions	69	156	20	20
Plan participants’ contributions	5	10	–	–
Benefits paid	(140)	(156)	(20)	(20)
Termination benefits and settlement/curtailment costs	(22)	(8)	–	–
Adjustments for changes in the Group structure and joint venture arrangements	(41)	8	–	–
Exchange variations	90	(9)	–	–
Fair value of plan assets at the end of the year	1,756	1,585	–	–
Fair value of plan assets at the end of the year for plans with accumulated benefit obligations in excess of plan assets	619	568	–	–

Plan assets for pension schemes consist primarily of bonds and equities. Refer to note 22 for further details.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-94

Notes to Financial Statements

38 US Generally Accepted Accounting Principles disclosures continued

	Pension schemes		Post-retirement medical benefits
	2007 US$M	2006 US$M	2007 US$M	2006 US$M
Funded status under USGAAP
Benefit obligation at the end of the year	(1,786)	(1,762)	(369)	(344)
Fair value of plan assets at the end of the year	1,756	1,585	–	–
Net amount recognised	(30)	(177)	(369)	(344)

	Pension schemes		Post-retirement medical benefits
	2007 US$M	2006 US$M	2007 US$M	2006 US$M
Statement of financial position under USGAAP
Non-current assets	175	85	–	–
Current liabilities	(2)	(2)	(23)	(21)
Non-current liabilities	(203)	(261)	(346)	(323)
Amount recognised in statement of financial position	(30)	(178)	(369)	(344)

	Pension schemes
	2007 US$M	2006 US$M
Analysis of net amount recognised under USGAAP
Prepaid benefit obligation	175	86
(Accumulated) benefit obligation	(205)	(264)
Intangible asset	–	–
Accumulated other comprehensive income	–	–
Net amount recognised	(30)	(178)
Increase/(decrease) in minimum liability included in other comprehensive income	–	(223)

The Group expects nil amounts will be recognised in accumulated other comprehensive income during the year ending 30 June 2008.

There are no incremental effects of applying FAS158 on the statement of financial position or on accumulated other comprehensive income.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-95

Notes to Financial Statements

38 US Generally Accepted Accounting Principles disclosures continued

Impact of new accounting standards

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155 ‘Accounting for Certain Hybrid Financial Instruments’ (SFAS 155). SFAS 155 provides relief from having to separately determine the fair value of an embedded derivative that would otherwise have to be bifurcated from its host contract in accordance with SFAS 133. SFAS 155 allows an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognised in earnings. Additionally, SFAS 155 requires that interests in securitised financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation, which were previously exempt from SFAS 133. This is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Group is currently assessing the impact of adopting SFAS 155.

In November 2006, the Emerging Issues Task Force (EITF) of the FASB reached a consensus in Issue No. 06-9 ‘Reporting a Change in (or the Elimination of) a Previously Existing Difference Between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or Between the Reporting Period of an Investor and That of an Equity Method Investee’ (EITF 06-9). EITF 06-9 concludes that a change in a subsidiary’s or equity method investee’s reporting period is a change in accounting principle. Therefore, the parent or investor should recognise the effects of the change through retrospective application to all prior periods pursuant to Statement of Financial Accounting Standard No. 154 ‘Accounting Changes and Error Corrections’. EITF 06-9 is effective for fiscal years beginning after 29 November 2006. The application of EITF 06-9 is not expected to have a material impact on the Group’s financial position or results of operations.

In June 2006, FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109’ (FIN 48) was issued. FIN 48 requires tax benefits from an uncertain position to be recognised only if it is ‘more likely than not’ that the position is sustainable, based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in recognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognised tax benefits. FIN 48 applies for the Group’s financial year beginning 1 July 2007. The Group is currently assessing the impact of adopting FIN 48.

In June 2006, the Emerging Issues Task Force (EITF) of the FASB reached a consensus in Issue No. 06-3 ‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation)’ (EITF 06-3). EITF 06-3 concludes that an entity may elect to present on either a gross or a net basis based on their accounting policy. This applies to sales and other taxes that are imposed on and concurrent with individual revenue producing transactions between a seller and a customer. The gross basis includes the taxes in revenues and costs; the net basis excludes the taxes from revenues. The consensus would not apply to tax systems that are based on gross receipts or total revenues. This EITF is effective for the Group’s financial year beginning 1 July 2007. The application of EITF 06-3 is not expected to have a material impact on the Group’s financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 ‘Fair Value Measurements’ (SFAS 157). SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS 157 emphasises that fair value is a market based measurement, not an entity specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. The principles of SFAS 157 are similar to those applied by the Group in determining fair value for embedded derivative under IFRS. This statement is effective for the Group’s financial year beginning 1 July 2008 and is not expected to have a material impact on the Group’s financial position or results of operations.

In November 2006, the Emerging Issues Task Force (EITF) of the FASB published Issue No. 06-11 ‘Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards’ (EITF 06-11). EITF 06-11 considers that dividend payment made in share based payment arrangements where the employee may receive dividend protection features that entitle them to dividends during the vesting period or until the exercise date for share options are generally a deductible compensation expense for income tax purposes. This draft EITF requires an entity to recognise the realised tax benefit as an increase in additional paid-in capital. This EITF is effective for the Group’s financial year beginning 1 July 2008. The Group is currently assessing the impact of adopting EITF 06-11.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-96

Notes to Financial Statements

39 Directors’ and executives’ remuneration

Section 1 and 2 are not used.

3 Remuneration policy and structure

The Committee recognises that we operate in a global environment and that our performance depends on the quality of our people. It keeps the remuneration policy under regular review to ensure it is appropriate for the needs of the Group.

3.1 Key principles of our remuneration policy

The key principles of our remuneration policy are to:

•	Provide competitive rewards to attract, motivate and retain highly-skilled executives willing to work around the world
•	Apply demanding key performance indicators (KPIs), including financial and non-financial measures of performance
•	Link a large component of pay to our performance and the creation of value for our shareholders
•	Ensure remuneration arrangements are equitable and facilitate the deployment of human resources around our businesses
•	Limit severance payments on termination to pre-established contractual arrangements that do not commit us to making unjustified payments.

The Committee is confident that these principles, which were applied in the year under review, and will be applied in FY2008 and beyond, continue to meet the Group’s objectives.

The remuneration paid and payable to members of the OCE (including executive Directors) in respect of FY2007 is disclosed in this Report. It comprises fixed and at risk components. The manner in which these components are determined is outlined in this section. The actual remuneration paid and payable is set out in the tables in sections 5.1 and 5.5 of this Report. Remuneration paid to non-executive Directors is set out in section 6.2.

3.2 Service contracts

It is our policy that service contracts have no fixed term, but are capable of termination on 12 months’ notice and that we retain the right to terminate the contract immediately by making a payment equal to 12 months’ base salary and retirement benefit contribution in lieu of notice. All members of the OCE have service contracts (see section 4.5 of this Report for full details). These contracts typically outline the components of remuneration paid, but do not prescribe how remuneration levels are to be modified from year-to-year.

3.3 Fixed remuneration

Fixed remuneration is made up of base salary, retirement and other benefits. It represents approximately 34 per cent of the individual’s remuneration package (based on target performance and using Expected Values for share awards).

Base salary is targeted at industry average levels for comparable roles in global companies of similar complexity and size. Market data are used to benchmark salary levels and to inform decisions on base salary changes. Base salaries are set by reference to the scope and nature of the individual’s performance and experience, and are reviewed each year. The review takes into account any change in the scope of the role performed by the individual, any changes required to meet the principles of the remuneration policy and our market competitiveness.

Retirement benefits for new entrants are delivered under defined contribution plans. All defined benefit plans are now closed to new entrants. Employees who participate in these legacy defined benefit plans continue to accrue benefits in such plans for both past and future service unless they have opted to transfer to a defined contribution plan.

Other benefits include health insurance, relocation costs, life assurance, car allowances and tax advisory services as applicable. All such benefits are non-pensionable.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-97

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

3.4 At risk remuneration

At risk remuneration is geared to Group performance and is made up of short-term and long-term incentives. It represents approximately 66 per cent of the individual’s remuneration package (based on target performance and using Expected Values for share awards).

Short-term incentives are delivered annually under the Group Incentive Scheme (GIS). Awards under the GIS are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options (to encourage employee retention and share ownership). These Deferred Shares and/or Options are subject to a two-year vesting period before they can be exercised. If, during that period, an individual resigns without the Committee’s consent, or is dismissed for cause, their entitlement to them is forfeited. Members of the OCE each have a target cash award of 70 per cent of base salary and a maximum award of 105 per cent.

The GIS incentivises employees to achieve annual goals linked to the business strategy, budget and personal objectives. Measures are set to reflect the critical KPIs of the Group in a combination of financial and non-financial areas. The key Group measures in FY2007, and in FY2008, are Health and Safety, Shareholder Value Added and Net Present Value Added. In addition, each member of the OCE has personal KPIs based on their key area of responsibility. Members of the OCE have approximately 80 per cent Group-based measures and 20 per cent personal measures. In light of Mr Goodyear’s planned retirement as CEO on 30 September 2007, and from the Group on 1 January 2008, his personal measures will be weighted toward the CEO transition.

The Committee believes that the KPIs set and the relative weightings given to the different categories of KPI effectively incentivise short-term performance. At the end of each year, the performance level achieved against each KPI is measured and awards are calculated and paid according to the level of performance.

Long-term incentives, in the form of Performance Shares, are awarded annually under the Long Term Incentive Plan (LTIP). The diversified natural resources industry is capital intensive, cyclical and long term. Outstanding performance comes from accessing high-quality resources, successfully developing new projects and maintaining efficient and safe operations. The Committee believes that in this environment, success can best be measured by our Total Shareholder Return (TSR) performance relative to the TSR of an index of a peer group of companies weighted 75 per cent to mining and 25 per cent to oil and gas (the Index).

The Performance Hurdle applicable to the awards granted in December 2006, and to those to be granted in December 2007, requires BHP Billiton’s TSR over a five-year performance period to be greater than the weighted average TSR of the Index. To the extent that the Performance Hurdle is not achieved, awards are forfeited. There is no retesting.

For all Performance Shares to vest, BHP Billiton’s TSR must exceed the weighted average TSR of the Index by a specified percentage, determined each year by the Committee. Since the establishment of the LTIP in 2004, this percentage has been set each year at 5.5 per cent. This annual amount equates to exceeding the weighted average TSR of the Index over the five-year performance period by more than 30 per cent. For performance between the weighted average TSR of the Index and 5.5 per cent per annum above the Index, vesting occurs on a sliding scale.

In the event that the Committee does not believe that BHP Billiton’s TSR properly reflects the financial performance of the Group, it retains the discretion to lapse the Performance Shares. It is anticipated that such discretion would only be used in exceptional circumstances.

The maximum award that may be made to a participant in any one financial year is limited by the rules of the LTIP to an award with an Expected Value of twice their annual base salary. Expected Value has been used because it enables the Committee to set total target remuneration levels for the CEO and his direct reports, taking into account the degree of difficulty of the LTIP Performance Hurdle and the consequent probability of awards vesting, together with ensuring that awards are externally competitive. It can be defined as the average outcome weighted by probability, and takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors including volatility and forfeiture risk.

Participants of the GIS and the LTIP are eligible to receive a payment equal to the dividend amount that would have been earned on the underlying shares represented by the Deferred Shares, Options and Performance Shares awarded to those participants (the Dividend Equivalent Payment). The Dividend Equivalent Payment is made to the participants once the underlying shares are issued or transferred to them. No Dividend Equivalent Payment is made in respect of Deferred Shares, Options and Performance Shares that lapse.

4 Office of Chief Executive remuneration details

This section contains information on the members of the OCE, including the executive Directors, who served during FY2007.

The executive Directors who served during the year were Mr Charles Goodyear (CEO), Mr Marius Kloppers (Group President, Non-Ferrous Materials, and CEO-designate), Mr Chris Lynch (Group President, Carbon Steel Materials) and

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-98

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

Mr Miklos Salamon (Executive President). Mr Salamon and Mr Lynch stood down as Directors on 26 October 2006 and 30 June 2007 respectively.

In addition to the executive Directors, the other executives who served as members of the OCE during the year were Mr John Fast (Chief Legal Counsel and Head of External Affairs), Mr Robert Kirkby (Executive President), Mr Marcus Randolph (Chief Organisation Development Officer), Mr Alex Vanselow (Chief Financial Officer), Ms Karen Wood (Chief Governance Officer and Group Company Secretary) and Mr J Michael Yeager (Group President Energy). Mr Kirkby retired on 31 December 2006.

4.1 Marius Kloppers’ remuneration on appointment as CEO

The Committee has determined that Mr Kloppers will be remunerated in line with the policy and incentive structures that applied to Charles Goodyear. With effect from 1 October 2007 (on his succession as CEO), Mr Kloppers’ gross base salary will be US$1,850,000 per annum. His annual target cash award will be 70 per cent of base salary with a maximum award of 105 per cent. His remuneration will also include an annual retirement benefit of 40 per cent of base salary. At the 2007 Annual General Meetings, shareholders will be asked to approve an award to Mr Kloppers of 400,000 Performance Shares. This award equates to an approximate face value of 4.75 times base salary or an Expected Value of approximately 1.4 times base salary.

4.2 Summary of remuneration arrangements

Total remuneration for members of the OCE is divided into two components: fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles that contribute to our overall profitability and performance.

4.3 Short-term incentives (at risk)

Actual cash awards for the year ended 30 June 2007 were as follows (1):

	Actual GIS cash award (% of base salary)
	Year ended 30 June 2007	Year ended 30 June 2006
Executive Directors
Charles Goodyear	85.0	74.2
Marius Kloppers	93.0	74.0
Chris Lynch	91.0	69.5
Miklos Salamon (2)	N/A	69.0
Other members of the OCE
John Fast	87.0	68.7
Robert Kirkby (3)	70.0	67.1
Marcus Randolph	93.0	73.7
Alex Vanselow	101.0	67.5
Karen Wood	102.0	70.1
J Michael Yeager	105.0	83.2

Notes

(1)	Cash awards are paid in September following the release of our annual results. They are matched with a grant of Deferred Shares and/or Options made after the Annual General Meetings.
(2)	Miklos Salamon stepped down as a Director on 26 October 2006 and did not participate in the short-term incentive scheme for FY2007.
(3)	Robert Kirkby’s annual cash award has been pro-rated to reflect his period of service from 1 July 2006 to his retirement date, 31 December 2006.

4.4 Long-term incentives (at risk)

All shares under award form part of an individual’s at risk remuneration. The extent to which the Performance Shares will vest is dependent on the extent to which the Performance Hurdle is met and continued employment. A summary of interests in incentive schemes held by members of the OCE, including the number of awards granted in FY2007, is shown in section 5.2 of this Report.

4.5 Service contracts and termination provisions

The service contracts for the CEO and his direct reports have no fixed term. They typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year-to-year. With the exception of John Fast, whose arrangements were determined at the time of the merger of BHP Limited and Billiton Plc in 2001, the contracts are capable of termination on 12 months’ notice. In addition, we retain the right to terminate a contract immediately by making a payment equal to 12 months’ base salary plus retirement benefits for that period.

Name	Employing company	Date of contract	Notice period – Employing company	Notice period – Employee
Executive Directors
Charles Goodyear	BHP Billiton Limited, BHP Billiton Plc	21 August 2003	12 months	3 months
Marius Kloppers	BHP Billiton Plc	19 February 2001, as amended on 31 August 2004	12 months	6 months
Chris Lynch	BHP Billiton Limited	31 August 2004 and 16 August 2006	12 months	6 months
Other members of the OCE

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-99

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

John Fast	BHP Billiton Limited	19 July 2001	3 months	3 months
Marcus Randolph	BHP Billiton Limited	13 December 2005	12 months	6 months
Alex Vanselow	BHP Billiton Minerals Service Company Limited	14 June 2006	12 months	6 months
Karen Wood	BHP Billiton Limited	21 February 2006	12 months	6 months
J Michael Yeager	BHP Billiton Petroleum (Americas) Limited	21 March 2006	12 months	6 months

Entitlements under the GIS, LTIP and Retirement Plans on ceasing employment

The rules of the GIS and LTIP cover any entitlements participants might have on termination in relation to short-term and long-term incentives. They outline the circumstances in which all participants would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted, but which had not vested at the date of termination. The rules of the GIS and LTIP provide that should a participant cease employment for any reason other than death/disability, resignation or termination for cause, the following would apply:

•	Deferred Shares and Options already granted would vest in full
•

Participants would have a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the commencement of the relevant performance period to the date of departure and would only become exercisable to the extent that the Performance Hurdles are met.

The Committee regards it as an important principle that where a participant resigns without the Committee’s consent, or their employment is terminated for cause, they forfeit the entitlement to their unvested Deferred Shares, Options and Performance Shares.

The rules of the GIS outline the circumstances in which participants would be entitled to a cash award for the performance year in which they cease employment. Such circumstances depend on the reason for leaving. The only circumstances in which the Committee has considered using its discretion to allow members of the OCE to receive a cash award in event of departure is for those individuals who have retired or are retiring.

On retirement, the CEO and his direct reports will receive any entitlements accrued under the rules of their respective retirement plans and as defined under their contractual arrangements.

4.6 Retirement benefits

For service after 1 January 2003, retirement, death and disability benefits were aligned, where possible, for members of the OCE. With the exception of Marius Kloppers, Miklos Salamon and Alex Vanselow, members of the OCE receive only a defined contribution entitlement. To deliver the retirement promise, the individual is given a choice of funding vehicles, including their current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash payment in lieu.

Executive Directors with defined benefit promises

Marius Kloppers has had the choice of a (1) ‘defined benefit’, (2) ‘defined contribution’ underpinned by a defined benefit promise, or (3) ‘cash in lieu’ pension entitlement for each year since 1 July 2001. He has elected to take cash in lieu for each year except for FY2004 when he elected to take a defined contribution entitlement with a defined benefit underpin. Mr Kloppers retains the option to convert the entitlement accrued in the defined contribution fund to a defined benefit entitlement. However, since the value of his defined contribution entitlement (US$556,390) exceeds the transfer value of the defined benefit underpin that he would be entitled to should he revert to the defined benefit promise (US$390,200) (both measured at 30 June 2007), the entitlement is being treated on a defined contribution basis. Upon his succession as CEO on 1 October 2007, Mr Kloppers will relinquish all future defined benefit entitlements.

Miklos Salamon retired as an employee on 1 September 2006. On retirement, he became entitled to a pension under non-contributory defined benefit pension arrangements set up by BHP Billiton Plc and BHP Billiton Services Jersey Limited. The pension payable equated to two-thirds of base salary, with contingent spouse’s pension, and was reduced because payment commenced before the normal retirement age of 60. In accordance with the rules of the scheme, all pensions in payment will be indexed in line with the UK Retail Price Index. The disclosures for Mr Salamon are provided below:

Miklos Salamon – Defined benefits pension
US dollars
Amount by which the annual pension entitlement has increased during the two month period ended 1 September 2006(1)	Total annual pension entitlement at 1 September 2006 (2)	Difference in transfer values (3)	Estimated capital value (transfer value) of total accrued pension (2)
			1 September 2006	30 June 2006
62,762	936,762	5,789,329	19,987,198	14,197,869

Notes

(1)	Due to exchange rate movements.
(2)	The following information in respect of Mr Salamon’s retirement benefits, quoted as at 30 June 2007, is presented to satisfy the requirements of Schedule 7A of the UK Companies Act 1985:

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-100

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

•

At 30 June 2007, the total annual pension entitlement is US$27,852, with a corresponding transfer value of US$740,496. The decrease compared with Mr Salamon’s entitlements immediately prior to his retirement is due to the fact that he took the majority of his pension entitlement as a one-off cash payment upon retirement

•

The decrease in the accrued annual pension entitlement compared with 30 June 2006, after making allowance for inflation of 4.3 per cent, is US$999,070. The transfer value of this decrease is US$15,974,904. The majority of the decrease is attributable to the fact that most of the benefit was taken as a cash lump sum

•	For FY2006, the decrease in the accrued pension, after making an allowance for inflation of 3.3 per cent, is US$2,532. The transfer value of the decrease is US$41,149.

(3)	Increase is primarily due to early retirement.

4.7 Post-30 June 2007 departures

Charles Goodyear will retire from the Group on 1 January 2008. Until that date, he will receive his normal contractual entitlements. In respect of entitlements under the GIS and LTIP, he will be treated in line with the Group’s policy for such events. He will be entitled to have Deferred Shares transferred to him in full on leaving, receive a cash award for the period served subject to performance achievement, and retain a pro-rated amount of his Performance Shares, which will vest at the end of the performance period to the extent that Performance Hurdles have been achieved. On retiring, he will be entitled to receive the accumulated value of funds under the Retirement Savings Plan.

Chris Lynch retired from the Group on 31 August 2007. In respect of entitlements under the GIS and LTIP, he was treated in line with the Group’s policy for such events. He was entitled to have Deferred Shares transferred to him in full on leaving, and retains a pro-rated amount of his Performance Shares, which will vest at the end of the performance period to the extent that Performance Hurdles have been achieved. In respect of his GIS participation for FY2007, an amount equal to his GIS cash award was paid in lieu of the award of Deferred Shares. On retiring, he was entitled to receive the accumulated value of benefits under the Australian Superannuation Fund and the Retirement Savings Plan.

John Fast will leave the Group in September 2007. On leaving, he will be paid a termination payment in accordance with his contractual arrangements, equivalent to 21 months’ base salary. In respect of entitlements under the GIS and LTIP, he will be treated in line with the Group’s policy for such events. He will be entitled to have Deferred Shares transferred to him in full on leaving, and retain a pro-rated amount of his Performance Shares, which will vest at the end of the performance period to the extent that Performance Hurdles have been achieved. In respect of his GIS participation for FY2007, an amount equal to his GIS cash award will be paid in lieu of the award of Deferred Shares. On leaving, he will be entitled to receive the accumulated value of benefits under the Australian Superannuation Fund.

5 Office of Chief Executive remuneration and share awards

Section 5.1 is not used.

5.2 Share awards

The following tables set out the interests held by members of the OCE in BHP Billiton’s incentive schemes, and include ordinary shares under award and ordinary shares under option.

With the exception of Marius Kloppers and Miklos Salamon, whose awards were over BHP Billiton Plc ordinary shares, members of the OCE were granted awards over BHP Billiton Limited ordinary shares. No member of the OCE elected to receive Options under the GIS in December 2006. All vested GIS Deferred Shares, GIS Performance Shares, PSP Performance Rights, GIS Options and ESP Options are exercisable.

No further awards of GIS Performance Shares, ESP Options and PSP Performance Rights will be granted.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-101

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

Awards of Performance Shares under the LTIP (including the number of shares awarded in FY2007)

In accordance with the rules of the LTIP, no Performance Shares vest, or can be exercised, prior to the end of the performance period unless a participant ceases employment due to death, serious injury, disability or illness, which renders the participant incapable of continuing employment. The first vesting date will be in August 2009.

The index of peer group companies for the LTIP Performance Shares, since its implementation in 2004, comprises the following companies: Alcan, Alcoa, Alumina, Anglo American, BG Group, BP, Companhia Vale do Rio Doce, ConocoPhillips, Exxon Mobil, Falconbridge, Freeport McMoRan, Impala, Inco, Marathon Oil, Newmont Mining, Norilsk, Phelps Dodge, Rio Tinto, Shell, Total, Unocal, Woodside Petroleum and Xstrata. A description of the Performance Hurdle applying to the LTIP Performance Shares is set out in section 3.4 of this Report.

Name	Date of grant		At 1 July 2006	Granted	Vested	Lapsed		At date of resignation as a Director (26 October 2006)	At 30 June 2007		Date award vests and becomes exercisable(1)
Executive Directors
Charles Goodyear	7 Dec 2006	(2)	–	592,558	–	–		n/a	592,558		Aug 2011
	5 Dec 2005		600,000	–	–	–			600,000		Aug 2010
	3 Dec 2004		500,000	–	–	–			500,000		Aug 2009
Total			1,100,000	592,558	–	–			1,692,558
Marius Kloppers	7 Dec 2006	(2)	–	225,000	–	–		n/a	225,000		Aug 2011
	5 Dec 2005		225,000	–	–	–			225,000		Aug 2010
	3 Dec 2004		225,000	–	–	–			225,000		Aug 2009
Total			450,000	225,000	–	–			675,000
Chris Lynch	7 Dec 2006	(2)	–	225,000	–	–		n/a	225,000		Aug 2011
	5 Dec 2005		225,000	–	–	–			225,000		Aug 2010
	3 Dec 2004		225,000	–	–	–			225,000		Aug 2009
Total			450,000	225,000	–	–			675,000
Miklos Salamon	5 Dec 2005		300,000	–	–	230,000	(3)	70,000	70,000	(3)	Aug 2010
	3 Dec 2004		300,000	–	–	170,000	(3)	130,000	130,000	(3)	Aug 2009
Total			600,000	–	–	400,000		200,000	200,000
Other members of the OCE
John Fast	7 Dec 2006	(2)	–	175,000	–	–		n/a	175,000		Aug 2011
	5 Dec 2005		175,000	–	–	–			175,000		Aug 2010
	3 Dec 2004		175,000	–	–	–			175,000		Aug 2009
Total			350,000	175,000	–	–			525,000
Robert Kirkby	7 Dec 2006	(2)	–	225,000	–	202,500	(3)	n/a	22,500	(3)	Aug 2011
	5 Dec 2005		225,000	–	–	157,500	(3)		67,500	(3)	Aug 2010
	3 Dec 2004		225,000	–	–	112,500	(3)		112,500	(3)	Aug 2009
Total			450,000	225,000	–	472,500			202,500
Marcus Randolph	7 Dec 2006	(2)	–	175,000	–	–		n/a	175,000		Aug 2011
	5 Dec 2005		110,000	–	–	–			110,000		Aug 2010
	3 Dec 2004		110,000	–	–	–			110,000		Aug 2009
Total			220,000	175,000	–	–			395,000
Alex Vanselow	7 Dec 2006	(2)	–	225,000	–	–		n/a	225,000		Aug 2011
	5 Dec 2005		110,000	–	–	–			110,000		Aug 2010
	3 Dec 2004		110,000	–	–	–			110,000		Aug 2009
Total			220,000	225,000	–	–			445,000
Karen Wood	7 Dec 2006	(2)	–	175,000	–	–		n/a	175,000		Aug 2011
	5 Dec 2005		80,000	–	–	–			80,000		Aug 2010
	3 Dec 2004		80,000	–	–	–			80,000		Aug 2009
Total			160,000	175,000	–	–			335,000
J Michael Yeager	7 Dec 2006	(2)	–	225,000	–	–		n/a	225,000		Aug 2011
	26 Apr 2006		325,000	–	–	–			325,000		Aug 2010
Total			325,000	225,000	–	–			550,000

Notes

(1)	The performance period for each award ends on 30 June in the year the award vests and becomes exercisable. The expiry date of awards is the day prior to the fifth anniversary of the date the award vests and becomes exercisable.
(2)	The market prices on date of grant were A$26.40 and £9.72. The fair values, estimated using a Monte Carlo simulation, were A$8.02 and £2.50.
(3)	In accordance with the LTIP rules, a proportion of the original share award lapsed when Miklos Salamon and Robert Kirkby retired from the Group. Awards have been pro-rated to reflect the period of service from the start of each performance period to the date of retirement.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-102

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

Awards of Deferred Shares under the GIS (including the number of shares awarded in FY2007)

Name	Date of grant		At 1 July 2006	Granted	Vested	Lapsed	Exercised	At date of resignation as a Director (26 October 2006)	At 30 June 2007	Date award vests and becomes exercisable(1)		Market price on date of exercise	Aggregate gain of shares exercised
Executive Directors
Charles Goodyear	7 Dec 2006	(2)	–	56,691	–	–	–	n/a	56,691	Aug 2008		–	–
	5 Dec 2005		76,569	–	–	–	–		76,569	22 Aug 2007		–	–
	3 Dec 2004		44,601	–	44,601	–	44,601		–	23 Aug 2006	(3)	A$27.70	A$1,235,448
Total			121,170	56,691	44,601		44,601		133,260
Marius Kloppers	7 Dec 2006	(2)	–	37,300	–	–	–	n/a	37,300	Aug 2008		–	–
	5 Dec 2005		52,771	–	–	–	–		52,771	22 Aug 2007		–	–
	3 Dec 2004		60,548	–	60,548	–	60,548		–	23 Aug 2006	(3)	£10.2409	£620,066
Total			113,319	37,300	60,548		60,548		90,071
Chris Lynch	7 Dec 2006	(2)	–	32,399	–	–	–	n/a	32,399	Aug 2008		–	–
	5 Dec 2005		43,670	–	–	–	–		43,670	22 Aug 2007		–	–
	3 Dec 2004		55,908	–	55,908	–	55,908		–	23 Aug 2006	(3)	A$27.70	A$1,548,652
	21 Nov 2003		61,010	–	–	–	61,010		–	Vested prior to		A$27.70	A$1,689,977
Total			160,588	32,399	55,908		116,918		76,069	1 July 2006
Miklos Salamon	5 Dec 2005		73,743	–	73,743	–	73,743	–	–	1 Sept 2006	(4)	£10.2409	£755,195
	3 Dec 2004		80,151	–	80,151	–	80,151	–	–	23 Aug 2006	(3)	£9.9150	£794,697
Total			153,894	–	153,894	–	153,894	–	–
Other members of the OCE
John Fast	7 Dec 2006	(2)	–	25,825	–	–	–	n/a	25,825	Aug 2008		–	–
	5 Dec 2005		39,575	–	–	–	–		39,575	22 Aug 2007		–	–
	3 Dec 2004		53,908	–	53,908	–	–		53,908	23 Aug 2006	(3)	–	–
	21 Nov 2003		54,782	–	–	–	–		54,782	Vested prior to		–	–
Total			148,265	25,825	53,908				174,090	1 July 2006
Robert Kirkby	7 Dec 2006	(2)	–	30,577	30,577	–	–	n/a	30,577	31 Dec 2006	(4)	–	–
	5 Dec 2005		47,448	–	47,448	–	–		47,448	31 Dec 2006	(4)	–	–
	3 Dec 2004		57,450	–	57,450	–	57,450		–	23 Aug 2006	(3)	A$27.74	A$1,593,663
Total			104,898	30,577	135,475		57,450		78,025
Marcus Randolph	7 Dec 2006	(2)	–	29,455	–	–	–	n/a	29,455	Aug 2008		–	–
	5 Dec 2005		32,199	–	–	–	–		32,199	22 Aug 2007		–	–
	3 Dec 2004		44,234	–	44,234	–	44,234		–	23 Aug 2006	(3)	A$27.65	A$1,223,070
Total			76,433	29,455	44,234		44,234		61,654
Alex Vanselow	7 Dec 2006	(2)	–	23,030	–	–	–	n/a	23,030	Aug 2008		–	–
	5 Dec 2005		25,633	–	–	–	–		25,633	22 Aug 2007		–	–
	3 Dec 2004		27,347	–	27,347	–	27,347		–	23 Aug 2006	(3)	A$25.60	A$700,083
Total			52,980	23,030	27,347		27,347		48,663
Karen Wood	7 Dec 2006	(2)	–	18,267	–	–	–	n/a	18,267	Aug 2008		–	–
	5 Dec 2005		20,462	–	–	–	–		20,462	22 Aug 2007		–	–
	3 Dec 2004		26,631	–	26,631	–	–		26,631	23 Aug 2006	(3)	–	–
	21 Nov 2003		20,684	–	–	–	20,684		–	Vested prior to		A$28.00	A$579,152
Total			67,777	18,267	26,631		20,684		65,360	1 July 2006
J Michael Yeager	7 Dec 2006	(2)	–	6,614	–	–	–	n/a	6,614	Aug 2008		–	–
Notes

(1)	The expiry date of awards is the day prior to the third anniversary of the date the award vests and becomes exercisable.
(2)	The market prices on date of grant were A$26.40 and £9.72. The fair values, estimated using a Net Present Value model, were A$22.32 and £8.44.
(3)	The holding period for awards ended on 30 June 2006. 100 per cent of the awards vested and became exercisable on the first non-prohibited date after that (23 August 2006). The market prices on date of vesting were A$28.39 and £10.14. The market prices on date of grant were A$15.28 and £5.91.
(4)	As per the rules of the GIS, the awards of Deferred Shares vested when Miklos Salamon and Robert Kirkby retired. The market prices on the dates their shares vested were £10.07 for Mr Salamon and A$25.30 for Mr Kirkby. The market prices on dates of grant were A$22.03 and £8.90 (2005 Deferred Shares), and A$26.40 and £9.72 (2006 Deferred Shares).

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-103

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

Awards of Performance Shares under the GIS

Name	Date of grant	At 1 July 2006	Granted	Vested(1)	Lapsed(1)	Exercised	At date of resignation as a Director (26 October 2006)	At 30 June 2007	Date award vests and becomes exercisable(2)		Market price on date of exercise	Aggregate gain of shares exercised
Executive Directors
Charles Goodyear	21 Nov 2003	112,375	–	89,900	22,475	89,900	n/a	–	23 Aug 2006	(3)	A$27.70	A$2,490,230
Total		112,375	–	89,900	22,475	89,900		–
Marius Kloppers	21 Nov 2003	55,378	–	44,302	11,076	44,302	n/a	–	23 Aug 2006	(3)	£10.2409	£453,692
Total		55,378	–	44,302	11,076	44,302		–
Chris Lynch	21 Nov 2003 12 Nov 2002	61,010 117,117	– –	48,808 –	12,202 –	48,808 117,117	n/a	– –	23 Aug 2006 Vested prior to 1 July 2006	(3)	A$27.70	A$1,351,982
Total		178,127	–	48,808	12,202	165,925		–			A$27.70	A$3,244,141
Miklos Salamon	21 Nov 2003	89,056	–	71,245	17,811	71,245	–	–	23 Aug 2006	(3)	£9.9150	£706,394
Total		89,056	–	71,245	17,811	71,245		–
Other members of the OCE
John Fast	21 Nov 2003 12 Nov 2002	54,782 115,921	– –	43,826 –	10,956 –	– –	n/a	43,826 115,921	23 Aug 2006 Vested prior to 1 July 2006	(3)	– –	– –
Total		170,703	–	43,826	10,956			159,747
Robert Kirkby	21 Nov 2003	58,031	–	46,425	11,606	46,425	n/a	–	23 Aug 2006	(3)	A$27.74	A$1,287,830
Total		58,031	–	46,425	11,606	46,425		–
Marcus Randolph	21 Nov 2003	34,261	–	27,409	6,852	27,409	n/a	–	23 Aug 2006	(3)	A$27.65	A$757,859
Total		34,261	–	27,409	6,852	27,409		–
Alex Vanselow	21 Nov 2003	13,859	–	11,087	2,772	11,087	n/a	–	23 Aug 2006	(3)	A$25.60	A$283,827
Total		13,859	–	11,087	2,772	11,087		–
Karen Wood	21 Nov 2003 12 Nov 2002	20,684 42,219	– –	16,547 –	4,137 –	– 42,219	n/a	16,547 –	23 Aug 2006 Vested prior to 1 July 2006	(3)	– A$28.00	– A$1,182,132
Total		62,903	–	16,547	4,137	42,219		16,547
J Michael Yeager	–	–	–	–	–	–	n/a	–	–		–	–

Notes

(1)	The performance period ended on 30 June 2006. Based on the performance measured at the end of the performance period 80 per cent of the Performance Shares vested and became exercisable on the first non-prohibited date after that (23 August 2006). The remaining 20 per cent lapsed.
(2)	The expiry date of awards is the day prior to the third anniversary of the date the award vests and becomes exercisable.
(3)	The market prices on date of vesting were A$28.39 and £10.14. The market prices on date of grant were A$10.76 and £4.32.

Awards of Options under the GIS and the Employee Share Plan

Name	Date of grant	Exercise Price payable (A$)	At 1 July 2006	Granted	Vested (1)	Lapsed	Exercised	At 30 June 2007	Date award vests and becomes exercisable	Expiry date
Charles Goodyear	3 Dec 2004 21 Nov 2003 3 Apr 2000 23 Apr 1999	15.39 11.11 7.60 6.92	180,613 320,725 722,785 351,065	– – – –	180,613 – – –	– – – –	– – – –	180,613 320,725 722,785 351,065	23 Aug 2006 24 Aug 2005 3 Apr 2003 23 Apr 2002	22 Aug 2009 23 Aug 2008 2 Apr 2010 22 Apr 2009

Notes

(1)	The holding period ended on 30 June 2006. 100 per cent of the awards vested and became exercisable on the first non-prohibited date after that (23 August 2006). The market price on date of vesting was A$28.39. The market price on date of grant was A$15.28.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-104

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

Awards of Performance Rights under the Performance Share Plan

Name	Date of grant		At 1 July 2006	Granted	Vested	Lapsed	Exercised	At 30 June 2007	Date award vests and becomes exercisable	Market price on date of exercise	Aggregate gain of shares exercised
Executive Directors
Charles Goodyear	8 Nov 2001	(1)	15,716	–	–	–	–	15,716	Vested prior to 1 July 2006	–	–
Total			15,716	–	–	–	–	15,716
Chris Lynch	8 Nov 2001		98,603	–	–	–	98,603	–	Vested prior to 1 July 2006	A$27.70	A$2,731,303
	1 Nov 2000		43,592	–	–	–	43,592	–	Vested prior to 1	A$27.70	A$1,207,498
Total			142,195	–	–	–	142,195	–	July 2006
Other members of the OCE
John Fast	8 Nov 2001	(1)	96,384	–	–	–	18,000	78,384	Vested prior to 1	A$30.60	A$550,800
Total			96,384	–	–	–	18,000	78,384	July 2006
Karen Wood	8 Nov 2001	(1)	25,846	–	–	–	–	25,846	Vested prior to 1 July 2006	–	–
Total			25,846	–	–	–	–	25,846

Note

(1)	The unexercised Performance Rights expire on 30 September 2011.

Awards of Partly Paid Shares under the Executive Share Plan

Name	Date of grant		At 1 July 2006	Granted	Forfeited	Converted	At 30 June 2007	Date award vests and becomes exercisable
Robert Kirkby	4 Oct 1995	(1)	72,279	–	–	–	72,279	n/a
	4 Oct 1994	(2)	108,255	–	–	–	108,255	n/a
Total			180,534	–	–	–	180,534

Notes

(1)	35,000 Partly Paid Shares and 37,279 fully paid bonus shares (held in escrow).
(2)	50,000 Partly Paid Shares and 58,255 fully paid bonus shares (held in escrow).

Section 5.3 and 5.4 not used

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-105

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

5.5 Remuneration for OCE members

The table that appears in this section has been prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001 and relevant accounting standards.

			Short-term employee benefits							Post- employ -ment benefits	Share-based payments
US dollars			Base salary	Annual cash award	(9)	Non- monetary benefits	Other benefits	Subtotal: UK requirements	(8)	Retirement benefits	Dividend Equivalent Payment value	Value of Deferred Shares	Long-term incentive awards	Total: Australian requirements	(8)
Executive Directors
Charles Goodyear	2007		1,777,500	1,517,985		100,762	–	3,396,247		853,200	234,053	1,486,559	1,849,039	7,819,098
	2006		1,580,000	1,501,187		65,930	–	3,147,117		758,400	496,473	1,001,896	1,107,821	6,511,707
Marius Kloppers	2007		1,008,036	1,025,000		34,575	–	2,067,611		416,364	126,390	732,037	659,945	4,002,347
	2006	(2)	915,359	867,597		1,645	150,000	1,934,601		361,351	199,964	629,312	471,367	3,596,595
Chris Lynch	2007	(4)	1,008,036	2,000,000		–	–	3,008,036		349,789	64,720	430,172	739,182	4,591,899
	2006	(2)	870,280	814,562		–	23,582	1,708,424		301,987	192,152	566,437	468,638	3,237,638
Miklos Salamon (1)	2007	(3)	473,796	–		1,916	187,957	663,669		–	13,864	348,237	178,482	1,204,252
	2006		1,311,001	2,063,695		12,374	26,657	3,413,727		–	252,040	603,437	634,771	4,903,975
Other OCE members
John Fast	2007	(4)	812,905	1,550,000		–	–	2,362,905		291,833	73,147	346,083	570,543	3,644,511
	2006		738,079	649,283		–	–	1,387,362		264,970	157,341	503,725	369,787	2,683,185
Robert Kirkby	2007	(3)	485,293	365,000		701	1,084,468	1,935,462		177,617	26,386	567,817	419,400	3,126,682
	2006		894,021	768,734		5,042	–	1,667,797		327,212	196,340	578,754	468,298	3,238,401
Marcus Randolph	2007		864,282	875,000		44,783	–	1,784,065		293,856	77,123	563,980	439,770	3,158,794
	2006	(6)	629,048	617,122		13,834	164,556	1,424,560		213,876	95,077	382,631	191,336	2,307,480
Alex Vanselow	2007		838,730	925,000		61,759	175,000	2,000,489		318,717	87,989	518,186	504,070	3,429,451
	2006	(6)	186,846	144,749		3,216	175,000	509,811		71,001	25,234	85,855	55,200	747,101
Karen Wood	2007		658,500	730,000		–	–	1,388,500		226,524	69,443	404,881	381,210	2,470,558
	2006	(6)	348,779	267,896		1,962	–	618,637		119,980	44,258	160,313	93,767	1,036,955
J Michael Yeager	2007	(5)	964,600	1,012,000		22,260	2,000,000	3,998,860		345,327	66,674	324,551	541,550	5,276,962
	2006		151,667	175,153		2,928	3,000,000	3,329,748		54,297	19,114	7,109	45,603	3,455,871
Philip Aiken (7)	2007		n/a	n/a		n/a	n/a	n/a		n/a	n/a	n/a	n/a	n/a
	2006		1,036,996	662,976		22,290	632,169	2,354,431		374,355	193,645	554,216	472,885	3,949,532

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-106

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

Notes

(1)	Miklos Salamon stepped down as a Director on 26 October 2006.
(2)	For Marius Kloppers and Chris Lynch the sub-totals and totals for 2006 are for the full financial year. Their sub-total and total remuneration for the proportion of the year they served as executive Directors was US$891,478 and US$1,722,474 for Mr Kloppers, and US$873,516 and US$1,640,730 for Mr Lynch.
(3)	Base salaries for Miklos Salamon and Robert Kirkby reflect the period from 1 July 2006 to their respective retirement dates. Their other benefits include payments in respect of accrued leave.
(4)	The annual cash award for Chris Lynch and John Fast includes an amount equal to their GIS cash award in lieu of Deferred Shares in respect of FY2007.
(5)	Other benefits for J Michael Yeager include the remaining payment made to him for reimbursement for loss of options from previous employment.
(6)	For Marcus Randolph, Alex Vanselow and Karen Wood the FY2006 amounts cover the period they were KMP. Their total remuneration for FY2006 was US$2,734,752 for Mr Randolph, US$2,309,375 for Mr Vanselow and US$1,732,127 for Ms Wood.
(7)	Philip Aiken was a KMP in FY2006, but not in FY2007.
(8)	UK requirements: UK Companies Act 1985. Australian requirements: Australian Corporations Act 2001 and relevant accounting standards.
(9)	Cash awards were approved by the Remuneration Committee. They are calculated by multiplying base salary by the performance achievement for each individual as set out in the table in section 4.3 of this note. For the purpose of reporting, cash awards paid in currencies other than US dollars were converted to US dollars at the time of approval by the Committee. The amounts will be paid in local currencies.

Explanation of terms

Dividend Equivalent Payment value

Participants who are awarded shares under the GIS and the LTIP are entitled to a payment in lieu of dividends. The Dividend Equivalent Payment is equal to the amount that would have been earned over the holding or performance period based on the number of awards that vest, and will be made to the participant on exercise. The value is included in remuneration over the period prior to exercising of the underlying awards and is defined as a cash-settled share-based payment.

Other benefits (including non-monetary benefits)

Includes medical insurance, professional fees paid in respect of tax compliance and consulting, payout of unused leave entitlements, life assurance-related benefits, reimbursement of loss of options from previous employment, car allowance, relocation allowance and expenses where applicable.

Retirement benefits

Charles Goodyear is entitled to receive 48 per cent of his base salary in the form of retirement benefits. He has elected to defer receipt and participate in the Group’s Retirement Savings Plan.

The estimated benefit in respect of pensions includes contributions payable in respect of defined benefit and defined contribution arrangements and actual/notional contributions (for Miklos Salamon and KMP other than Directors) that would have been required to secure defined benefit promises earned in the year.

Value of Deferred Shares

The amounts shown represent the estimated fair value of Deferred Shares earned in the year. The fair value of the Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period. Deferred Shares are equity-settled share-based payments. The actual Deferred Shares will be awarded to participants following the Annual General Meetings in 2007. Participants in the GIS can elect to receive Options instead of Deferred Shares or a combination of both. In December 2006, all KMP who were eligible to participate elected to receive Deferred Shares. Once awarded (subsequent to meeting KPIs and approval at the Annual General Meetings), the only vesting condition is for participants to remain in employment for two further years. Accordingly, the number of shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated fair value of the Deferred Shares forms part of the at risk remuneration appearing throughout this Report. The fair value of Deferred Shares is apportioned to annual remuneration based on the expected future service period, which is normally three years. The vesting of Deferred Shares may be accelerated in the event of leaving or retirement from the Group, in which case the expected future service period is amended.

Long-term incentive awards

Long-term incentive awards is defined as an equity-settled share-based payment in the form of shares. The amount in respect of long-term incentive awards represents the estimated fair value of Performance Shares granted under the LTIP. The estimated fair value has been independently determined using a Monte Carlo simulation methodology taking account of Performance Hurdles, the exercise price, the term of the award, the share price at grant date and expected price volatility of the underlying share, and the risk-free interest rate for the term of the award. Details of outstanding awards and awards vesting in the year are set out in the tables in section 5.2 of this Report. The estimated fair value of the award made in any year is allocated in equal amounts to each of the years during the vesting period. The fair value of Performance Shares is apportioned to annual remuneration based on the expected future service period, which is normally five years. Where entitlements to Performance Shares are preserved on leaving or retirement from the Group, the expected future service period is amended.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-107

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

6 Non-executive Directors

The aggregate sum available to remunerate non-executive Directors is currently US$3 million. This sum was redenominated from A$3 million at the 2006 Annual General Meetings to align it with the basis on which fees are set and with the currency used for all our reporting purposes.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which we operate and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board.

The Board is conscious that just as it must set remuneration levels to attract and retain talented executives, so it must ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to contribute effectively to a high-performing Board. Fees for the Chairman and the non-executive Directors were reviewed in August 2007 in accordance with the policy of conducting annual reviews. The accompanying table sets out the fees before and after the 2007 review.

Non-executive Directors are not eligible to participate in any of our incentive arrangements. A standard letter of appointment has been developed for non-executive Directors and is available on our website. Each non-executive Director is appointed subject to periodic re-election by shareholders (see page 39 of this Annual Review for an explanation of the process). There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship. Dates of appointment of Directors appear on pages 28 to 31 of this Annual Review.

Levels of fees and travel allowances for non-executive Directors

	At 1 July 2007	At 1 July 2006
US dollars
Base fee	121,000	110,000
Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	25,000	25,000
Committee Chair:
Risk & Audit	45,000	45,000
Remuneration	30,000	30,000
Sustainability	30,000	30,000
Nomination	No additional fees	No additional fees
Committee membership:
Risk & Audit	25,000	25,000
Remuneration	20,000	20,000
Sustainability	20,000	17,000
Nomination	No additional fees	No additional fees
Travel allowance:
Greater than 3 but less than 12 hours	5,000	5,000
Greater than 12 hours	10,000	10,000
Chairman’s remuneration	825,000	750,000

6.1 Retirement benefits

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

US dollars
Name	Completed service at 30 June 2007 (years)	Increase in lump sum entitlement during the year (1)	Lump sum entitlement at
			30 June 2007	30 June 2006
Don Argus	10	384,578	1,741,025	1,356,447
David Crawford	13	183,466	603,403	419,937
David Jenkins	7	33,876	257,933	224,057
John Schubert	7	47,993	231,948	183,955

Note

(1)

On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual at the date of closure, together with the application of the earnings rate and foreign exchange rate.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-108

Notes to Financial Statements

39 Directors’ and executives’ remuneration continued

6.2 Remuneration

The table that appears in this section has been prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001 and relevant accounting standards.

		Short-term benefits						Post- employment benefits
US dollars		Fees	Committee Chair fees	Committee membership fees	Travel allowances	Other benefits (non- monetary)(1)	Subtotal: UK requirements(2)	Retirement benefits(3)	Total: Australian Requirements(2)
Paul Anderson	2007	110,000	–	17,000	55,000	–	182,000	–	182,000
	2006	6,944	–	1,042	3,000	–	10,986	–	10,986
Don Argus	2007	750,000	–	–	30,000	–	780,000	38,651	818,651
	2006	658,333	–	–	25,500	35,545	719,378	33,299	752,677
David Brink	2007	110,000	22,500	25,000	40,000	3,184	200,684	–	200,684
	2006	97,500	25,000	20,000	24,500	7,125	174,125	–	174,125
John Buchanan	2007	135,000	30,000	–	35,000	–	200,000	–	200,000
	2006	117,500	25,000	–	18,500	9,071	170,071	–	170,071
Carlos Cordeiro	2007	110,000	–	20,000	55,000	1,830	186,830	–	186,830
	2006	97,500	–	8,997	45,500	–	151,997	–	151,997
David Crawford	2007	110,000	45,000	–	30,000	2,794	187,794	7,989	195,783
	2006	97,500	40,000	–	33,000	8,920	179,420	7,109	186,529
E. Gail de Planque	2007	110,000	–	37,000	64,500	1,830	213,330	–	213,330
	2006	70,125	–	10,042	19,500	194	99,861	–	99,861
David Jenkins	2007	110,000	–	45,000	45,000	990	200,990	–	200,990
	2006	97,506	–	35,000	35,000	13,426	180,932	–	180,932
Jacques Nasser	2007	110,000	–	25,000	50,000	–	185,000	–	185,000
	2006	6,944	–	1,389	3,000	–	11,333	–	11,333
John Schubert	2007	110,000	7,500	17,000	20,000	125	154,625	6,546	161,171
	2006	97,500	–	15,000	25,500	7,434	145,434	5,805	151,239
Former Directors (4)	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2006	76,282	–	6,096	22,000	11,607	115,985	1,977	117,962

Note

(1)	Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director, and where applicable, their spouse.
(2)	UK requirements: UK Companies Act 1985. Australian requirements: Australian Corporations Act 2001 and relevant accounting standards.
(3)	BHP Billiton Limited makes superannuation contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation
(4)	Lord Renwick and Michael Chaney served as non-executive Directors in FY2006, but not in FY2007.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-109

Supplementary oil and gas information – unaudited

Reserves and production

Proved oil and gas reserves and net crude oil and condensate, natural gas, LNG and NGL production information is included in the ‘Petroleum Reserves’ and ‘Production’ sections of this Annual Report.

Capitalised costs incurred relating to oil and gas exploration and production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and impairments.

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
Capitalised cost
2007
Unproved properties	107	551	–	658
Proved properties	5,962	4,096	3,841	13,899
Total costs (a)(b)	6,069	4,647	3,841	14,557
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2,937)	(647)	(2,820)	(6,404)
Net capitalised costs	3,132	4,000	1,021	8,153
2006
Unproved properties	69	346	6	421
Proved properties	5,050	3,092	2,550	10,692
Total costs (a)(b)	5,119	3,438	2,556	11,113
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2,681)	(910)	(1,667)	(5,258)
Net capitalised costs	2,438	2,528	889	5,855
2005
Unproved properties	77	447	9	533
Proved properties	4,588	2,404	3,376	10,368
Total costs (a)(b)	4,665	2,851	3,385	10,901
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2,415)	(761)	(2,072)	(5,248)
Net capitalised costs	2,250	2,090	1,313	5,653
(a)	Includes US$286 million (2006: US$286 million; 2005: US$286 million) attributable to prior year revaluations of fixed assets above historical costs and related accumulated amortisation thereof of US$243 million (2006: US$240 million; 2005: US$237 million).
(b)	Includes US$185 million (2006: US$168 million; 2005: US$142 million) attributable to capitalised exploration, evaluation and development expenditures, which would be expensed under US GAAP and related accumulated amortisation thereof of US$105 million (2006: US$97 million; 2005: US$91 million).
(c)	Includes US$nil (2006: US$nil; 2005: US$8 million) of exploration costs previously capitalised now written off as impaired, which would not have been written off under US GAAP.

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
2007
Acquisitions of proved property	–	334	–	334
Acquisitions of unproved property	–	261	–	261
Exploration (a)	95	286	14	395
Development	848	962	117	1,927
Total costs (b)	943	1,843	131	2,917
2006
Acquisitions of unproved property	–	9	–	9
Exploration (a)	53	316	68	437
Development	373	610	54	1,037
Total costs (b)	426	935	122	1,483
2005
Acquisitions of unproved property	–	2	–	2
Exploration (a)	67	292	19	378
Development	238	669	78	985
Total costs (b)	305	963	97	1,365

(a)	Represents gross exploration expenditure.
(b)	Total costs include US$2,665 million (2006: US$1,166 million; 2005: US$1,165 million) capitalised during the year.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-110

Supplementary oil and gas information – unaudited

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 2 to the financial statements ‘Business and geographical segments’ but differs in several respects as to the level of detail and geographic presentation. Amounts shown in the following table exclude interest income and financial expenses, and general corporate administrative costs. Petroleum general and administrative costs relating to oil and gas activities are included.

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
2007
Oil and gas revenue	3,309	457	1,189	4,955
Production costs	(346)	(86)	(218)	(650)
Exploration expenses (a)	(57)	(263)	(14)	(334)
Depreciation, depletion and amortisation (a)	(248)	(153)	(277)	(678)
Production taxes	(190)	–	(2)	(192)
	2,468	(45)	678	3,101
Income taxes	(506)	(48)	(388)	(942)
Royalty related taxes	(573)	–	(1)	(574)
Results of oil and gas producing activities (b)	1,389	(93)	289	1,585
2006
Oil and gas revenue	3,011	587	1,259	4,857
Production costs	(314)	(111)	(157)	(582)
Exploration expenses (a)	(52)	(269)	(72)	(393)
Depreciation, depletion and amortisation (a)	(217)	(235)	(256)	(708)
Production taxes	(151)	(4)	(6)	(161)
	2,277	(32)	768	3,013
Income taxes	(554)	46	(361)	(869)
Royalty related taxes	(493)	–	(45)	(538)
Results of oil and gas producing activities (b)	1,230	14	362	1,606
2005
Oil and gas revenue	2,693	441	838	3,972
Production costs	(328)	(58)	(109)	(495)
Exploration expenses (a)	(38)	(149)	(15)	(202)
Depreciation, depletion and amortisation (a)	(213)	(150)	(237)	(600)
Production taxes	(149)	(33)	(4)	(186)
	1,965	51	473	2,489
Income taxes	(460)	(21)	(181)	(662)
Royalty related taxes	(478)	–	(18)	(496)
Results of oil and gas producing activities (b)	1,027	30	274	1,331

(a)	Exploration expenses exclude capitalised exploration, evaluation and development expenditures of US$17 million (2006: US$25 million; 2005: US$11 million) which would have been expensed under US GAAP. In a related manner, depreciation is higher in 2007 by US$8 million (2006: US$6 million; 2005: US$1 million) than that determined under US GAAP.
(b)	Amounts shown exclude general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 2 to the financial statements. There are no equity minority interests.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-111

Supplementary oil and gas information – unaudited

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (‘Standardised measure’)

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised measure is based on the BHP Billiton Group’s estimated proved reserves, (as presented in section 2.13.1 ‘Petroleum Reserves’) and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The Standardised measure is prepared on a basis which presumes that year end economic and operating conditions will continue over the periods in which year end proved reserves would be produced. The effects of future inflation, future changes in exchange rates and expected future changes in technology, taxes and operating practices have not been included.

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
Standardised measure
2007
Future cash inflows	37,470	13,702	4,047	55,219
Future production costs	(12,380)	(1,895)	(1,216)	(15,491)
Future development costs (a)(b)	(5,787)	(1,809)	(439)	(8,035)
Future income taxes	(5,997)	(2,727)	(1,470)	(10,194)
Future net cash flows	13,306	7,271	922	21,499
Discount at 10 per cent per annum	(5,436)	(2,388)	(130)	(7,954)
Standardised measure	7,870	4,883	792	13,545
2006
Future cash inflows	35,666	13,351	4,758	53,775
Future production costs	(11,465)	(1,682)	(1,158)	(14,305)
Future development costs (a)(b)	(3,971)	(2,007)	(313)	(6,291)
Future income taxes	(5,945)	(2,761)	(1,215)	(9,921)
Future net cash flows	14,285	6,901	2,072	23,258
Discount at 10 per cent per annum	(6,430)	(2,531)	(465)	(9,426)
Standardised measure	7,855	4,370	1,607	13,832
2005
Future cash inflows	29,356	10,107	4,749	44,212
Future production costs	(10,402)	(1,242)	(1,146)	(12,790)
Future development costs (a)(b)	(3,467)	(1,633)	(326)	(5,426)
Future income taxes	(4,583)	(1,962)	(1,101)	(7,646)
Future net cash flows	10,904	5,270	2,176	18,350
Discount at 10 per cent per annum	(4,989)	(1,956)	(473)	(7,418)
Standardised measure	5,915	3,314	1,703	10,932

(a)	Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2007 are estimated to be US$1,931 million and this amount has been included in the Standardised measure calculation.
(b)	Future costs to develop proved undeveloped reserves over the next three years are expected to be US$2,086 million (2008), US$1,530 million (2009) and US$734 million (2010).

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-112

Supplementary oil and gas information – unaudited

Changes in the Standardised measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2007 US$M	2006 US$M	2005 US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	13,832	10,932	8,021
Revisions:
Prices, net of production costs	500	5,700	4,672
Revisions of quantity estimates (a)	331	583	397
Accretion of discount	2,006	1,560	1,136
Changes in production timing and other (b)	(1,372)	(1,299)	(675)
	15,297	17,476	13,551
Sales of oil and gas, net of production costs	(4,124)	(4,114)	(2,795)
Acquisitions of reserves-in-place	52	–	–
Sales of reserves-in-place	(10)	21	(230)
Development costs incurred which reduced previously estimated development costs	1,927	1,037	985
Extensions and discoveries, net of future costs	737	971	751
Changes in future income taxes	(334)	(1,559)	(1,330)
Standardised measure at the end of the year	13,545	13,832	10,932

(a)	Changes in reserves quantities are shown in the Petroleum Reserves tables in section 2.13.1.
(b)	Includes the effect of foreign exchange and changes in future development costs.

Accounting for suspended exploratory well costs

Refer to Accounting Policies “Exploration and evaluation expenditure” for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following table presents the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2007, 30 June 2006 and 30 June 2005.

	2007 US$M	2006 US$M	2005 US$M
Movement in capitalised exploratory well costs
Balance at the beginning of the year	215.7	257.4	202.9
Additions to capitalised exploratory well costs pending the determination of proved reserves	100.3	79.1	121.9
Capitalised exploratory well costs charged to expense	(77.6)	(77.9)	(2.5)
Reclassifications to development	(2.1)	–	(62.7)
Reclassifications to assets held for sale	–	(45.0)	–
Other changes	–	2.1	(2.2)
Balance at the end of the year	236.3	215.7	257.4

The following table provides an aging of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling:

	2007 US$M	2006 US$M	2005 US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	112.5	166.3	205.6
Exploratory well costs capitalised for a period greater than one year	123.8	49.4	51.8
Balance at the end of the year	236.3	215.7	257.4

	2007	2006	2005
Number of projects that have been capitalised for a period greater than one year	6	4	5

At 30 June 2007 there were no exploratory wells in areas where major capital expenditures will be required and no further exploratory drilling is planned.

There were no capitalised exploratory well costs at 30 June 2007 that related to exploratory wells that were associated with areas not requiring major capital expenditure before production could begin, where more than one year has elapsed since the completion of drilling.

BHP BILLITON 2007 FINANCIAL STATEMENTS	F-113