Form 20-F
period 2008-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2008-09-15
CIK 811809, 1171264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 30 JUNE 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                 to

Commission file number: 001-09526	Commission file number: 001-31714

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered	Title of each class	Name of each exchange on which registered
American Depositary Shares*	New York Stock Exchange	American Depositary Shares*	New York Stock Exchange

Ordinary Shares**	New York Stock Exchange	Ordinary Shares, nominal value US$0.50 each**	New York Stock Exchange

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

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,358,359,496	2,231,121,202

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes    ☒         No    ☐

FS1

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes    ☐        No    ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes    ☒        No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☒            Accelerated filer    ☐            Non-accelerated filer    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐         Item 18    ☐

If this is an annual report, indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐        No    ☒

FS2

Form 20-F Cross Reference Table

Item Number	Description	Report section reference

1.	Identity of directors, senior management and advisors	Not applicable

2.	Offer statistics and expected timetable	Not applicable

3.	Key Information

A	Selected financial information	1.4.1

B	Capitalisation and indebtedness	Not applicable

C	Reasons for the offer and use of proceeds	Not applicable

D	Risk factors	1.5

4.	Information on the company

A	History and development of the company	2.2.1

B	Business overview	2.2.1 to 2.9

C	Organisational structure	2.12
D	Property, plant and equipment	2.2.2, 2.2.3, 2.2.4, 2.2.5, 2.2.6, 2.2.7, 2.2.8, 2.2.9, 2.2.10, 2.15.1, 2.15.2 and 3.7.2
4A.	Unresolved staff comments	None

5.	Operating and financial review and prospects

A	Operating results	3.6

B	Liquidity and capital resources	3.7

C	Research and development, patents and licenses etc	2.5, 2.6, 2.7

D	Trend information	3.4.1 to 3.4.7

E	Off-balance sheet arrangements	3.8

F	Tabular disclosure of contractual obligations	3.8, Notes 27 and 28 to the Financial Statements

6.	Directors, senior management and employees

A	Directors and senior management	4.1, 4.2

B	Compensation	6

C	Board practices	5.1 to 5.11

D	Employees	2.11, 7.8

E	Share ownership	7.19, 7.20

7.	Major shareholders and related party transactions

A	Major shareholders	11.2

B	Related party transactions	3.9, Note 32 to the Financial Statements

C	Interests of experts and counsel	Not applicable

8.	Financial Information

A	Consolidated statements and other financial information	F-1 to F-80

B	Significant changes	3.10

9.	The offer and listing

A	Offer and listing details	11.1

B	Plan of distribution	Not applicable

C	Markets	11.1

D	Selling shareholders	Not applicable

E	Dilution	Not applicable

F	Expenses of the issue	Not applicable

10.	Additional Information

A	Share capital	Not applicable

B	Memorandum and articles of association	2.14

C	Material contracts	2.13

D	Exchange controls	2.8.3

E	Taxation	11.5

Item Number	Description	Report section reference

F	Dividends and paying agents	Not applicable

G	Statement by experts	Not applicable

H	Documents on display	2.14.13

I	Subsidiary information	3.9, Note 37 to the Financial Statements

11.	Quantitative and qualitative disclosures about market risk	3.7.4

12.	Description of securities other than equity securities	Not applicable

13.	Defaults, dividend arrearages and delinquencies	There have been no defaults, dividend arrearages or delinquencies

14.	Material modifications to the rights of security holders and use of proceeds	There have been no material modifications to the rights of security holders and use of proceeds since our last Annual Report

15.	Controls and procedures	5.11

16.

16A.	Audit committee financial expert	5.5.1

16B.	Code of ethics	5.8

16C.	Principal accountant fees and services	5.11, Note 33 to the Financial Statements

16D.	Exemptions from the listing standards for audit committees	Not applicable

16E.	Purchases of equity securities by the issuer and affiliated purchasers	7.2

17.	Financial statements	Not applicable as Item 18 complied with

18.	Financial statements	F-1 to F-80, Exhibit 15.3

19.	Exhibits	13

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton”) plan to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This Report is issued subject to the Important Notices appearing on page 188 of this Report.

1 KEY INFORMATION

1.1 Our business

We are the world’s largest diversified natural resources company, our objective being to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

We have significant businesses producing alumina and aluminium, copper, energy (thermal) coal, iron ore, nickel, manganese, metallurgical coal, oil and gas and uranium, as well as gold, zinc, lead, silver and diamonds. We have approximately 41,000 employees, and 61,000 contractors, working in more than 100 operations in over 25 countries.

The Group is headquartered in Melbourne, Australia, and consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the Dual Listed Company (DLC) merger in June 2001. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings, but they are operated and managed as if they are a single unified economic entity, with their boards and senior executive management comprising the same people.

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia and secondary listings on the Frankfurt Stock Exchange in Germany and the Zurich Stock Exchange in Switzerland. BHP Billiton Plc has a primary listing on the London Stock Exchange (LSE) in the UK and a secondary listing on the Johannesburg Stock Exchange in South Africa. In addition, BHP Billiton Limited American Depositary Receipts (ADRs) and BHP Billiton Plc ADRs trade on the New York Stock Exchange (NYSE) in the US.

As at 30 June 2008, we had a market capitalisation of approximately US$225 billion. For the year ended 30 June 2008, we reported revenue of US$59.5 billion, profit from operations of US$24.1 billion, net profit attributable to shareholders of US$15.4 billion and net operating cash flow of US$18.2 billion.

We operate nine Customer Sector Groups (CSGs) aligned with the commodities which we extract and market, being:

•	Petroleum

•	Aluminium

•	Base Metals

•	Diamonds and Specialty Products

•	Stainless Steel Materials

•	Iron Ore

•	Manganese

•	Metallurgical Coal

•	Energy Coal

Pre-conditional offers for Rio Tinto

On 6 February 2008, we announced the terms of two inter-conditional offers for the entire ordinary share capital of Rio Tinto plc and Rio Tinto Limited, which, together with their respective subsidiaries operate as a single economic entity under a dual listed company structure known as Rio Tinto.

Rio Tinto is a leading international mining group, producing alumina and aluminium, bauxite, copper, diamonds, iron ore, metallurgical and energy coal and uranium as well as other base metals and industrial minerals. In 2007, Rio Tinto acquired Alcan, Inc., making its aluminium product group a global leader in aluminium. The total cost of the acquisition amounted to US$38.7 billion in cash, including fees.

Under the announced offers, we will offer 3.4 BHP Billiton shares for each Rio Tinto share tendered.

The offers are subject to certain pre-conditions relating to merger control and regulatory approvals in a number of jurisdictions, including the approval of anti-trust authorities in the European Union, the United States, Australia, Canada and South Africa and foreign investment authorities in Australia. On 2 July 2008, the US Department of Justice and the Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period for the offers, which satisfied part of the merger control pre-conditions. We can only invoke a pre-condition to allow the offers not to proceed or to be withdrawn where it is of material significance to us in the context of the offers and the UK Panel on Takeovers and Mergers has given its prior approval.

Once the pre-conditions have been satisfied or waived, we will be obliged to make the offers on the terms announced (or terms not substantially less favourable to Rio Tinto shareholders). The offers will be subject to certain conditions being satisfied or waived, including:

•	acceptances for more than 50 per cent of the ordinary shares in Rio Tinto plc and for more than 50 per cent of the publicly held shares in Rio Tinto Limited,

•	the passing by BHP Billiton shareholders of all necessary resolutions to implement and effect the offers, and

•	the receipt of all necessary outstanding regulatory approvals.

We believe the combination of BHP Billiton and Rio Tinto is a logical and compelling combination for both companies and will unlock unique value and substantial benefits to BHP Billiton shareholders and Rio Tinto shareholders. If we are successful in acquiring all of the shares of Rio Tinto on the announced terms, our current intention is to return up to US$30 billion to shareholders through a share buyback within 12 months of completion of the acquisition.

1.2 Chairman’s Review

This year, we reported another record profit of US$15.4 billion, the seventh consecutive full-year profit increase. This represents a 602 per cent increase in attributable profit since 2001. Over the same period, Total Shareholder Returns, the movement in our share price plus dividends, have increased by 863 per cent, reflecting progressive dividend increases and the market value of the Company. We also rebased our dividend for the second successive year. This represents a 150 per cent increase over the past three years.

Unfortunately, mining stocks have seen a significant de-rating since May this year on the back of short-term uncertainty. This is disappointing for the management and shareholders of BHP Billiton.

While we expect commodity markets to remain volatile in the short term, we are confident that longer-term market fundamentals should support growth in commodity demand and, therefore, our revenues.

Margins and cash flow will be impacted by cost inflation. But our strategy to ensure we have a suite of long-life, low-cost assets, diversified by geography and commodity, that can be expanded and are largely export oriented, is proving successful at delivering consistent results for all our stakeholders.

To fully appreciate the role BHP Billiton and the resources industry generally is playing today, it is essential to look at what is happening to the world’s economies.

Central to the world’s economic growth is the development of the new economies – China in particular, Russia, India and, to a lesser extent, Brazil. Counteracting these forces is the relative shrinkage of the United States’ economy and the lessening influence of the United Kingdom and Europe. Asia is becoming increasingly dominant, today accounting for nearly 30 per cent of global Gross Domestic Product (GDP).

These economic shifts are having many consequences. For BHP Billiton, rapid and continuing Asian growth has put pressure on demand for our products, which are essential for the building and production of city infrastructure and personal goods that characterise Asia’s urbanisation and industrialisation.

I have no doubt that economic growth in the Asian region will slow at some point but, if I look at China specifically, the slow down is concentrated in regions oriented to the light export sector. The sectors of the economy oriented more towards domestic consumption are still performing well despite increasing input costs, particularly for energy.

We expect Asian demand for our products to continue. Our response has been to streamline our business to enable us to produce as much product as fast as possible within the non-negotiable framework of the highest safety and environmental standards.

In operating our business at full capacity and continually seeking opportunities to increase the volumes of product available to our customers, it is the Board’s duty to ensure we are creating real and tangible value for shareholders. We are proud to report that during the year we continued to deliver new projects to boost product volumes and we achieved strong profit margins across our businesses.

It is not only demand for our products that is being impacted by global economic shifts. As the world’s largest diversified resources company, we are watching the creation of competitor companies that are spearheading the economic emergence of countries like Russia, Brazil and China.

It is in this global context that the Board endorsed a proposal to combine BHP Billiton and Rio Tinto, two leading resources companies that together could help meet the developing economies’ demand for resources better and faster than the two companies do apart. A combined company would have a greater ability to develop the next generation of large-scale projects to provide greater volumes of product for the benefit of its customers, the communities in which it operates and its shareholders.

In making the pre-conditional offer for Rio Tinto, the Board remains absolutely focused on value for shareholders. We are confident that both sets of shareholders would share the value of a combined company.

On behalf of the Board, I want to thank our senior management team for their efforts this year. They have performed magnificently and, under the new leadership of Marius Kloppers, the Company has stepped up efforts to meet a new realm of global challenges and opportunities.

BOARD RENEWAL

Building an exceptional board is a cornerstone of an effective corporate governance system and planning for board renewal is a continuous process.

The process of putting together the best board for the business has to start with the business strategy and an assessment of the strengths and weaknesses of current members. New non-executive Directors must fill an essential role in line with the strategic intent of the business and bring to the Company the skills determined by the Board.

Attracting exceptional people will not of itself create exceptional directors; the candidates have to fit together as a team.

BHP Billiton has an exceptional group of high-performing, skilful, professional people, diverse in knowledge, gender and geography, who have overseen incredible growth in the business over the last seven years.

The tone at the top and within the Board has fostered an environment in which we are committed to high ethical standards, fairness, full compliance with legal requirements and resistance to market pressures for short-term results.

During the year, we engaged external search firms to assist with Board renewal, which resulted in the appointment of David Morgan, Keith Rumble and Alan Boeckmann. These non-executive Directors have the required functional expertise; they are independent of thought and satisfy the independence test of the various jurisdictional codes of corporate governance.

We also completed a review of the Board Committees, including an examination of the respective Committee charters, and a performance review of each Director, including the Chairman, to ensure that our Board criteria is maintained. These reviews were facilitated by external advisers.

In conclusion, it has been a stellar year for the Company and its stakeholders and I compliment my Board colleagues and senior management team for their commitment and dedication to the delivery of our strategy.

1.3 Chief Executive Officer’s Report

BHP Billiton shareholders can look back on the 2008 financial year with a real sense of pride in what we’ve achieved and in the performance of our people.

Since my appointment as CEO in October 2007, we have continued to follow our strategy to own and operate world-class assets across a diverse range of mineral, metal and energy products, focused on the upstream end of the production process. From the combination of our strategy, the efforts of our people and a favorable commodity price environment, we have been able to deliver record financial performance.

While we can report financial success, I regret to report we have not performed well on safety. In FY2008, 11 of our employees died at work. Many more lives will have been impacted, some forever, by these tragic and avoidable events. We have reflected deeply on what more we must do to reach our goal of Zero Harm. In FY2009, we are making even greater efforts to improve our safety performance.

Despite turbulent global economic conditions, we continue to see enormous opportunity for the Company. While continuing to further our existing strategy, we have refined our operational focus in order to give maximum clarity of responsibility to our operating units. We are also embracing the concept of ‘simplicity’ even more deeply, ensuring that we focus our effort and resources on key opportunities and value drivers. For our shareholders, this means the Company is easier to understand, more focused and more valuable.

In the past year, our strategy has produced stronger annual production in 13 of our commodities, with record production in seven of those. This was achieved in an environment of industry-wide supply disruptions and input cost pressures. Our strong track record of project delivery also continued through the year, enabling, for example, our Western Australia Iron Ore business to post an eighth consecutive annual production record. A record performance in our Petroleum business reflected the successful commissioning of three new major projects. We expect volume growth from our Petroleum business to continue at around 10 per cent a year, a significant value creator at a time of historically high oil prices.

Ten major projects, spanning five commodities, started production during the year. The Board approved a further seven for development, bringing our total number of projects in either execution or feasibility to 28, representing an expected capital investment of US$24.8 billion. We also have other medium-term growth options with expected capital commitments in excess of US$90 billion, spanning our existing commodity range and beyond.

Our results were outstanding in the context of a challenging supply environment which was characterised by unexpected disruptions, rising input prices, skills shortages and the further devaluation of the US dollar. Our strong performance demonstrates the power of our uniquely diversified and high-margin portfolio across the energy, steelmaking and non-ferrous product suites.

Given this future growth pipeline, you may question why we are pursuing a combination with Rio Tinto. Within our industry, the two companies are uniquely complementary, and, as such, we believe a combined company would unlock synergies and provide greater value than the two companies can provide separately. BHP Billiton does not need Rio Tinto to have a great future, but we believe the two companies combined will be better placed to meet the world’s future need for our products.

We have a critical role in providing the raw materials for growth that so many economies need; economies going through industrialisation and urbanisation on a scale and intensity not experienced before. We are resourcing the future.

I have been fortunate to take the helm of a well-run business, focused on its customers’ needs, with a great team responding well to the opportunities for our sector. In a year’s time, I hope to report we have been able to improve our Company even further.

1.4 Selected key measures

1.4.1 Financial information

Our selected financial information reflects the operations of the BHP Billiton Group, and should be read in conjunction with the 2008 financial statements, together with the accompanying notes.

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and as outlined in note 1 ‘Accounting Policies’ to the financial statements. We publish our consolidated financial statements in US dollars.

	2008	2007(a)	2006(a)	2005(a)
Consolidated Income Statement (US$M except per share data)
Revenue	59,473	47,473	39,099	31,150
Profit from operations	24,145	19,724	15,716	9,810
Profit attributable to members of BHP Billiton Group	15,390	13,416	10,450	6,396
Dividends per ordinary share – paid during the period (US cents)	56.0	38.5	32.0	23.0
Dividends per ordinary share – declared in respect of the period (US cents)	70.0	47.0	36.0	28.0
Earnings per ordinary share (basic) (US cents) (b)	275.3	229.5	173.2	104.4
Earnings per ordinary share (diluted) (US cents) (b)	275.1	229.0	172.4	104.0
Number of ordinary shares (millions)
– At period end	5,589	5,724	5,964	6,056
– Weighted average	5,590	5,846	6,035	6,124
– Diluted	5,605	5,866	6,066	6,156
Consolidated Balance Sheet (US$M)
Total assets	75,889	61,404	51,343	45,077
Share capital	2,861	2,922	3,242	2,845
Total equity attributable to members of BHP Billiton Group	38,335	29,667	24,218	17,575
Other financial information
Net operating cash flow (US$M)	18,159	15,957	11,325	9,117
Gearing (c)	17.8%	25.0%	27.2%	32.8%

(a)	On 1 July 2007, the Group adopted the policy of recognising its proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognised using the equity method. Comparative figures for the years 2007 to 2005 that are affected by the policy change have been restated. Total assets for 2006 and 2005, Profit from operations for 2005 and Net operating cash flow for 2005 have been restated but are unaudited.
(b)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Limited and BHP Billiton Plc after deduction of the number of shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Trust, the BHP Performance Share Plan Trust and the BHP Bonus Equity Plan Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are shares and options contingently issuable under Employee Share Ownership Plans.
(c)	Refer to section 10 ‘Glossary’ for definitions

1.4.2 Operational information

Our Board and Group Management Committee monitor a range of financial and operational performance indicators, reported on a monthly basis, to measure performance over time. We also monitor a comprehensive set of health, safety, environment and community contribution indicators.

	2008	2007	2006
People and Licence to operate - Health, safety, environment and community
Total Recordable Injury Frequency Rate (TRIFR) (a)	5.9	7.4	8.7
Voluntary community contribution (US$M) (a)	141.0	103.4	81.3
Production
Total petroleum products (million barrels of oil equivalent)	129.50	116.19	117.36
Alumina (‘000 tonnes)	4,554	4,460	4,187
Aluminium (‘000 tonnes)	1,298	1,340	1,362
Copper cathode and concentrate (‘000 tonnes)	1,375.5	1,250.1	1,267.8
Nickel (‘000 tonnes)	167.9	187.2	176.2
Iron ore (‘000 tonnes)	112,260	99,424	97,072
Metallurgical coal (‘000 tonnes)	35,193	38,429	35,643
Energy coal (‘000 tonnes)	80,868	87,025	85,756

(a)	Refer to section 10 ‘Glossary’ for definitions

1.5 Risk factors

We believe that, because of the international scope of our operations and the industries in which we are engaged, there are numerous factors which may have an effect on our results and operations. The following describes the material risks that could affect the BHP Billiton Group.

Fluctuations in commodity prices may negatively impact our results

The prices we obtain for our oil, gas, minerals and other commodities are determined by, or linked to, prices in world markets, which have historically been subject to substantial variations. The Group’s usual policy is to sell its products at the prevailing market prices. The diversity provided by the Group’s broad portfolio of commodities may not fully insulate the effects of price changes. Fluctuations in commodity prices can occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, industry demand and supply balances, product substitution and national tariffs. Additionally, the volatility in prices for most of our commodities will occur. The synchronisation of global commodity markets and influence of demand from China has in recent years impacted and may continue to impact price volatility. The impact on global economic growth, particularly in the developed economies, of the US sub-prime-induced global liquidity crisis may impact demand and prices for commodities. The influence of hedge and other financial investment funds participating in commodity markets has increased in recent years contributing to higher levels of price volatility. The impact of potential longer-term sustained price shifts and shorter-term price volatility creates the risk that our financial and operating results and asset values will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

Our profits may be negatively affected by currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate. Fluctuations in the exchange rates of those currencies may have a significant impact on our financial results. The US dollar is the currency in which the majority of our sales are denominated. Operating costs are influenced by the currencies of those countries where our mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian dollar, South African rand, Chilean peso, Brazilian real and US dollar are the most important currencies influencing our operating costs. Given the dominant role of the US currency in our affairs, the US dollar is the currency in which we present financial performance. It is also the natural currency for borrowing and holding surplus cash. We do not generally believe that active currency hedging provides long-term benefits to our shareholders. We may consider currency protection measures appropriate in specific commercial circumstances, subject to strict limits established by our Board. Therefore, in any particular year, currency fluctuations may have a significant impact on our financial results.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect our future results and financial condition

The increased demand for commodities in recent years has resulted in existing reserves being depleted at an accelerated rate. Because our revenues and profits are related to our oil and gas and minerals operations, our results and financial conditions are directly related to the success of our exploration and acquisition efforts, and our ability to replace existing reserves. The depletion of reserves has necessitated increased exploration adjacent to established operations and development of new operations in less-developed countries. Additionally these activities may increase land tenure, infrastructure and related political risks. The rapid growth in demand for mining and petroleum industry related technical skills, supplies and critical equipment has led to shortages and delays in these areas. A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

There are numerous uncertainties inherent in estimating ore and oil and gas reserves and geological, technical and economic assumptions that are valid at the time of estimation may change significantly when new information becomes available. Reserve restatements could negatively affect our reputation, results, financial condition and prospects.

Reduction in Chinese demand may negatively impact our results

The Chinese market has become a significant source of global demand for commodities. China now represents in excess of 53 per cent of global seaborne iron ore demand, 25 per cent of copper demand, 24 per cent of nickel demand and 16 per cent of energy demand. China’s demand for these commodities has been driving global materials demand over the past decade.

While this increase represents a significant business opportunity, our exposure to China’s economic fortunes and economic policies has increased. Sales into China generated US$11.7 billion or 19.8 per cent of revenue in the year ended 30 June 2008.

In recent years, strong economic growth and infrastructure development in China has resulted in higher prices for the commodities we produce. A slowing in China’s economic growth, potentially impacted by slowing developed economies, could result in lower prices for our products and therefore reduce our revenues.

In response to its increased demand for commodities, China is increasingly seeking strategic self-sufficiency in key commodities, including investments in additional developments in other countries. These investments may impact future commodity demand and supply balances and prices.

Actions by governments or political events in the countries in which we operate could have a negative impact on our business

We have operations in many countries around the globe some of which have varying degrees of political and commercial stability. We operate in emerging markets, which may involve additional risks that could have an adverse impact upon the profitability of an operation. These risks could include terrorism, civil unrest, nationalisation, renegotiation or nullification of existing contracts, leases, permits or other agreements, and changes in laws and policy as well as other unforeseeable risks. Risks relating to bribery and corruption may be prevalent in some of the countries in which we operate. If one or more of these risks occurs at one of our major projects, it could have a negative effect on the operations in those countries as well as the Group’s overall operating results and financial condition.

Our business could be adversely affected by new government regulation such as controls on imports, exports and prices, new forms or rates of taxation and royalties. Increasing requirements relating to regulatory, environmental and social approvals can potentially result in significant delays in construction and may adversely impact upon the economics of new mining and oil and gas projects, the expansion of existing operations and results of our operations.

Infrastructure such as rail, ports, power and water is critical to our business operations. We have operations or potential development projects in countries where government provided infrastructure or regulatory regimes for access to infrastructure, including our own privately operated infrastructure, may be inadequate or uncertain. These may adversely impact the efficient operations and expansion of our businesses.

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

We operate in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. In Australia, the Native Title Act (1993) provides for the establishment and recognition of native title under certain circumstances. In South Africa, the Extension of Security of Tenure Act (1997) and the Restitution of Land Rights Act (1994) provide for various landholding rights. Such legislation could negatively affect new or existing projects.

We may not be able to successfully integrate our acquired businesses

We have grown our business in part through acquisitions. We expect that some of our future growth will stem from acquisitions. There are numerous risks encountered in business combinations. These include adverse regulatory conditions and obligations, commercial objectives not achieved due to minority interests, unforeseen liabilities arising from the acquired businesses, retention of key staff, anticipated synergies and cost savings being delayed or not being achieved, uncertainty in sales proceeds from planned divestments, and planned expansion projects are delayed or higher cost than anticipated. These factors could negatively affect our financial condition and results of operations.

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

Our non-controlled assets may not comply with our standards

Some of our assets are controlled and managed by joint venture partners or by other companies. Some joint venture partners may have divergent business objectives which may impact business and financial results. Management of our non-controlled assets may not comply with our management and operating standards, controls and procedures (including health, safety, environment). Failure to adopt equivalent standards, controls and procedures at these assets could lead to higher costs and reduced production and adversely impact our results and reputation.

Operating cost pressures and shortages could negatively impact our operations and expansion plans

The strong commodity cycle and large numbers of projects being developed in the resources industry has led to increased demand for and shortages in skilled personnel, contractors, materials and supplies that are required as critical inputs to our existing operations and planned developments. Labour unions may seek to secure an increased share of the economic rent in the current environment. A number of key cost inputs consumed in our operations are commodity price-linked and have consequently been impacted by the higher commodity price environment.

A number of our operations are energy or water intensive and, as a result, the Group’s costs and earnings could be adversely affected by rising costs or by supply interruptions. These could include: the unavailability of energy, fuel or water due to a variety of reasons including fluctuations in climate, significant increase in costs, inadequate infrastructure capacity, interruptions in supply due to equipment failure or other causes, and the inability to extend supply contracts on economical terms.

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

Potential health, safety and environmental events that may materially impact our operations include rockfall incidents in underground mining operations, aircraft incidents, light vehicle incidents, explosions or gas leaks, incidents involving mobile equipment, uncontrolled tailings breaches or escape of polluting substances.

Longer-term health impacts may arise due to unanticipated workplace exposures by employees or site contractors. These effects may create future financial compensation obligations.

We provide for mine and site remediation. We have mine closure plans for all of our operating and closed mine sites. Changes in regulatory or community expectations may result in the relevant plans not being adequate. This may impact financial provisioning and costs at the affected operations.

We contribute to the communities in which we operate by providing skilled employment opportunities, salaries and wages, taxes and royalties and community development programs. Notwithstanding these actions, local communities may become dissatisfied with the impact of our operations, potentially affecting costs and production, and in extreme cases viability.

Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment may impact our operations and markets. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs could negatively affect our financial results.

We may continue to be exposed to increased operational costs due to the costs and lost time associated with the HIV/AIDS and malaria infection rate mainly within our African workforce. Because we operate globally, we may be affected by potential avian flu outbreaks in any of the regions in which we operate.

Despite our best efforts and best intentions, there remains a risk that health, safety and/or environmental incidents or accidents may occur that may negatively impact our reputation or licence to operate.

Unexpected natural and operational catastrophes may impact our operations

We operate extractive, processing and logistical operations in many geographic locations both onshore and offshore. Our operational processes and geographic locations may be subject to operational accidents such as port and shipping incidents, fire and explosion, pitwall failures, loss of power supply, railroad incidents and mechanical failures. Our operations may also be subject to unexpected natural catastrophes such as earthquakes, flood, hurricanes and tsunamis. Existing business continuity plans and insurance arrangements may not provide protection for all of the costs that may arise from such events. The impact of these events could lead to disruptions in production and loss of facilities adversely affecting our financial results.

Climate change and greenhouse effects may adversely impact our operations and markets

We are a major producer of energy-related products such as energy coal, oil, gas, liquefied natural gas and uranium. Energy is also a significant input in a number of the Group’s mining and processing operations. There is a substantial weight of scientific evidence concluding that CO2 emissions from fossil fuel based energy consumption contribute to global warming, greenhouse effects and climate change.

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the impacts of climate change. The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol. The European Union Emissions Trading System (EU ETS), which came into effect on 1 January 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the EU. Our Petroleum assets in the UK are currently subject to the EU ETS as are our EU based customers. Elsewhere, there is current and emerging climate change regulation that will affect energy prices, demand and margins for carbon intensive products. The Australian Government’s plan of action on climate change includes the introduction of a national emissions trading scheme by 2010 and a mandatory renewable energy target of 20 per cent by the year 2020. From a medium and long-term perspective, we are likely to see changes in the margins of our greenhouse-gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries in which we operate. These regulatory mechanisms may be either voluntary or legislated and may impact our operations directly or indirectly via our customers. Inconsistency of regulations particularly between developed and developing countries may also change the attractiveness of the locations of some of our assets. Assessments of the potential impact of future climate change regulation are uncertain given the wide scope of potential regulatory change in the many countries in which we operate.

The physical impacts of climate change on our operations are highly uncertain and will be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, rising sea levels, increased storm intensities, and higher average temperature levels. These effects may adversely impact the cost, production and financial performance of our operations.

Our human resource talent pool may not be adequate to support the Group’s growth

The current strong commodity cycle and our pipeline of development projects have increased demand for highly skilled executives and staff with relevant industry and technical experience. The inability of the Group and industry to attract and retain such people may adversely impact our ability to adequately resource development projects and fill roles and vacancies in existing operations. Similar shortages have also impacted and may continue to affect key engineering, technical service, construction and maintenance contractors utilised by us in development projects and existing operations. These shortages may adversely impact the cost and schedule of development projects and the cost and efficiency of existing operations.

Breaches in our information technology (IT) security processes may adversely impact the conduct of our business activities

We maintain global IT and communication networks and applications to support our business activities. IT security processes protecting these systems are in place and subject to assessment as part of the review of internal control over financial reporting. These processes may not prevent future malicious action or fraud by individuals or groups, resulting in the corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and disruptions to our business operations.

A breach in our governance processes may lead to regulatory penalties and loss of reputation

We operate in a global environment straddling multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of control over financial reporting, may not prevent future potential breaches of law, accounting or governance practice. Our business conduct and anti-trust protocols may not prevent instances of fraudulent behaviour and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, litigation, loss of operating licences or loss of reputation.

1.6 Forward looking statements

This Annual Report contains forward looking statements, including statements regarding:

•	our proposal to acquire Rio Tinto and associated capital management initiatives

•	estimated reserves

•	trends in commodity prices

•	demand for commodities

•	plans, strategies and objectives of management

•	closure or divestment of certain operations or facilities (including associated costs)

•	anticipated production or construction commencement dates

•	expected costs or production output

•	anticipated productive lives of projects, mines and facilities

•	provisions and contingent liabilities.

Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.

These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report. Readers are cautioned not to put undue reliance on forward looking statements.

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

2 INFORMATION ON THE COMPANY

2.1 BHP Billiton locations

We extract and process minerals, oil and gas from our production operations located primarily in Australia, the Americas and southern Africa. We sell our product globally with our marketing activities centralised in Singapore, The Hague and Antwerp.

BHP Billiton Locations

Offices
Ref	Country	Location
1	Angola	Saurimo(3)
2	Angola	Luanda(3)
3	Australia	Adelaide(2)
4	Australia	Brisbane(2)
5	Australia	Melbourne(1) (2) (3) (Global Headquarters)
6	Australia	Newcastle(2)
7	Australia	Perth(2) (3)
8	Belgium	Antwerp(2)
9	Brazil	Rio de Janeiro(2)(3)
10	Burundi	Bujumbura(3)
11	Canada	Vancouver(3)
12	Chile	Santiago(1) (2) (3)
13	China	Beijing(2) (3)
14	China	Lanzhou(2)
15	China	Shanghai(2)
16	Columbia	Bogota(3)
17	DRC	Kinshasa & Lubumbashi(3)
18	Gabon	Libreville & Franceville(3)
19	Guinea	Conakry(3)
20	India	New Delhi(2)
21	Indonesia	Jakarta(2)
22	Japan	Tokyo(2)
23	Kazakhstan	Almaty(3)
24	Korea	Seoul(2)
25	Liberia	Monrovia(3)
26	Mongolia	Ulaanbaatar(3)
27	Netherlands	The Hague(2)
28	New Caledonia	Noumea(2)
29	Philippines	Manila(2)
30	Russia	Moscow(3)
31	Singapore	Singapore(2) (3)
32	South Africa	Johannesburg(1) (2) (3)
33	South Africa	Richards Bay(2)
34	Switzerland	Baar(2)
35	UK	London(1)
36	UK	Sheffield(2)
37	US	Houston(1)(2)
38	US	Pittsburgh(2)

(1)	Corporate Centres
(2)	Marketing Offices
(3)	Minerals Exploration Offices

Petroleum

Ref	Country	Site/ Asset	Description	Ownership
39	Algeria	Ohanet	Wet gas development	45%
40	Algeria	ROD	Onshore oil development, comprising development and production of six oil fields	45%
41	Australia	Bass Strait	Production of oil, condensate, LPG, natural gas and ethane	50%
42	Australia	Minerva	Operator of gas field development in the Otway Basin	90%
43	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas	8.33-16.67%
44	Australia	Offshore Western Australia	Operator of Griffin and Stybarrow oil and gas development, and operator of Pyrenees project, currently under development	45-71.43%
45	Pakistan	Zamzama	Operator of onshore gas development	38.5%
46	Trinidad & Tobago	Angostura	Operator of oil and gas field	45%
47	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16-31.83%
48	UK	Liverpool Bay	Operator of oil and gas developments in the Irish Sea	46.1%
49	US	Gulf of Mexico	Interests in several producing assets, including Atlantis, Neptune and Shenzi/Genghis Khan developments, and a significant exploration acreage position	4.95-100%

Aluminium

Ref	Country	Site/ Asset	Description	Ownership
50	Australia	Worsley	Integrated alumina refinery/bauxite mine	86%
51	Brazil	Alumar	Alumina refinery and aluminium smelter	36-40%
52	Brazil	MRN	Bauxite mine	14.8%
53	Guinea	Guinea Alumina Project	Integrated alumina refinery/bauxite mine (currently in definition stage)	33.3%
54	Mozambi-que	Mozal	Aluminium smelter	47.1%
55	South Africa	Hillside/ Bayside	Two aluminium smelters	100%
56	Suriname	Paranam	Alumina refinery and bauxite mines	45%

Base Metals

Ref	Country	Site/ Asset	Description	Ownership
57	Australia	Cannington	Silver, lead and zinc mine in northwest Queensland	100%
58	Australia	Olympic Dam	Underground copper/uranium mine in South Australia	100%
59	Chile	Cerro Colorado	Open-cut mine producing copper cathode	100%
60	Chile	Escondida	Copper mines, located in northern Chile	57.5%
61	Chile	Spence	Open-cut mine producing copper cathode	100%
62	Peru	Antamina	Copper and zinc mine	33.75%
63	US	Pinto Valley	Copper mine	100%

Diamonds and Specialty Products
Ref	Country	Site/Asset	Description	Ownership
64	Canada	EKATI	Diamond mine in Northwest Territories	80%
65	Canada	Potash	Greenfield potash project near Saskatoon, Saskatchewan	100%
66	South Africa	Richards Bay Minerals	Integrated titanium smelter/mineral sands mine	50%
Stainless Steel Materials
Ref	Country	Site/Asset	Description	Ownership
67	Australia	Nickel West	Nickel assets including Mt Keith and Leinster operations, Kalgoorlie nickel smelter and concentrator, Kwinana nickel refinery, Kambalda nickel concentrator, and Ravensthorpe nickel mine and processing facility	100%
68	Australia	Yabulu Refinery	Laterite nickel and cobalt processing plants northwest of Townsville	100%
69	Colombia	Cerro Matoso	Integrated ferronickel mining and smelting complex in northern Colombia	99.94%
Iron Ore
Ref	Country	Site/Asset	Description	Ownership
70	Australia	Western Australia Iron Ore	Integrated mine, rail and port operations in the Pilbara	85-100%
71	Brazil	Samarco	Integrated mine, pipeline and port operations producing iron ore pellets	50%
Manganese
Ref	Country	Site/Asset	Description	Ownership
72	Australia	GEMCO	Producer of manganese ore in the Northern Territory	60%
73	Australia	TEMCO	Producer of manganese alloys in Tasmania	60%
74	South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines), alloy (Metalloys) and manganese metal (Manganese Metal Company)	60%
Metallurgical Coal
Ref	Country	Site/Asset	Description	Ownership
75	Australia	Illawarra Coal	Three underground coal mines supplying metallurgical coal primarily to steel industry	100%
76	Australia	Queensland Coal	Production of metallurgical coal for steel industry, including new loading terminal at Hay Point	50-80%
77	Indonesia	Maruwai	Deposit in central and east Kalimantan (currently in development) with first production expected mid-2009	100%
Energy Coal
Ref	Country	Site/Asset	Description	Ownership
78	Australia	Hunter Valley Energy Coal	Mt Arthur Coal open-cut mine	100%
79	Colombia	Cerrejón	Export coal mine in La Guajira province	33.3%
80	South Africa	Energy Coal South Africa	Three energy coal mines	84-100%
81	US	New Mexico Coal	Mine-mouth operations	100%

2.2 Business overview

2.2.1 History and development

Since 29 June 2001, we have operated under a Dual Listed Companies (DLC) structure. Under the DLC structure, the two parent companies, BHP Billiton Limited (formerly BHP Limited and before that The Broken Hill Proprietary Company Limited) and BHP Billiton Plc (formerly Billiton Plc) operate as a single economic entity, run by a unified Board and management team. More details of the DLC structure are located under section 2.12 ‘Organisational structure’ of this Report.

BHP Billiton Limited was incorporated in 1885 and is registered in Australia with ABN 49 004 028 077. BHP Billiton Plc was incorporated in 1996 and is registered in England and Wales with registration number 3196209.

The registered office of BHP Billiton Limited is 180 Lonsdale Street, Melbourne, Victoria 3000, Australia, and its telephone number is 1300 55 47 57 (within Australia) or +61 3 9609 3333 (outside Australia). The registered office of BHP Billiton Plc is Neathouse Place, London SW1V 1BH, UK, and its telephone number is +44 20 7802 4000.

2.2.2 Petroleum Customer Sector Group

Our Petroleum CSG is a global oil and gas business with producing assets in six countries across six continents and exploration opportunities in a further six countries. If it were a stand-alone business, our Petroleum CSG would rank approximately 25th among listed oil and gas exploration and production companies (based on production volumes). We believe that being part of the BHP Billiton Group gives the business the financial resources, risk tolerance and global reach of a much larger company, enabling us to compete for access to large, complex opportunities with the industry super-majors. In addition, we have developed highly specialised capabilities in a number of areas, including deep water exploration and development. As a result, we are able to focus our exploration and development activities on large, potentially high-return opportunities, such as our current development projects in the Gulf of Mexico and offshore Western Australia.

We organise our Petroleum CSG on a functional basis, with exploration, development, production and marketing functions all led out of our Houston headquarters, using common systems and standards.

Our total oil and gas production in FY2008 was 129.5 million barrels of oil equivalent, an increase of 13 per cent over our total production of 115.05 million barrels of oil equivalent from continuing operations in FY2007. Given that our Atlantis project was ramping up during FY2008, our Neptune project in the Gulf of Mexico produced first oil in July 2008 and the Angel and North West Shelf Train 5 projects off Western Australia and the Shenzi project in the Gulf of Mexico are scheduled to commence operations in FY2009, we expect that our total production will continue to increase.

We sell our crude oil production to refiners around the world at market prices. Gas is generally marketed under long-term domestic contracts and we export LNG under long-term contracts. Almost three-quarters of our contracted LNG sales volumes are subject to contracts that are either within four years of expiry or contain provisions allowing prices to be reset. However, more than a quarter of our currently contracted volumes are subject to long-term fixed-price contracts, some of which were priced in a lower price environment. Our production assets are as follows:

Bass Strait

Together with our 50-50 joint venture partner, Esso Australia, a subsidiary of ExxonMobil, we have been producing oil and gas from Bass Strait, off the southeastern coast of the Australian mainland, for almost 40 years, having participated in the original discovery of hydrocarbons there in 1965. We dispatch the majority of our Bass Strait crude oil and condensate production to refineries along the east coast of Australia. Gas is piped ashore to our Longford processing facility, from where we sell our production to domestic distributors under inflation-linked contracts with periodic price reviews.

North West Shelf

We are a joint venture participant in the North West Shelf Project in Western Australia. The North West Shelf Project was developed in phases: the domestic gas phase, which supplies gas to the Western Australian domestic market mainly under long-term contracts, and a series of LNG expansion phases, which supply LNG to buyers in Japan, Korea and China under a series of long-term contracts. We also produce LPG and condensate.

We are also a joint venture participant in four nearby oil fields. Both the North West Shelf gas and oil ventures are operated by Woodside Petroleum Ltd.

Gulf of Mexico

Our production in the Gulf of Mexico has expanded significantly, with the Atlantis field and the Genghis Khan portion of the Shenzi field coming on line in FY2008 and the Neptune field commencing production in July 2008. We now operate five fields in the Gulf of Mexico, and hold non-operating minority interests in a further three fields. We also own 25 per cent and 22 per cent respectively of the companies that own and operate the Caesar oil pipeline and the Cleopatra gas pipeline which transport oil and gas from the Green Canyon area, where a number of our fields are located, to connecting pipelines that transport product to the mainland. We deliver our oil production to refineries along the Gulf Coast of the United States. Our Shenzi project is scheduled to commence operations in FY2009.

Liverpool Bay and Bruce/Keith

The Liverpool Bay integrated development consists of six offshore gas and oil fields in the Irish Sea, the Point of Ayr onshore processing plant in North Wales, and associated infrastructure. We deliver all of the Liverpool Bay gas by pipeline to E.ON’s Connah’s Quay power station. We own 46 per cent of and operate Liverpool Bay. We also hold a 16 per cent non-operating interest in the Bruce oil and gas field in the North Sea and operate the Keith field, a subsea tie-back, which is processed via the Bruce platform facilities.

Algeria

Our Algerian assets consist of our effective 45 per cent interest in the Ohanet wet gas development and our 45 per cent interest in ROD, the production sharing contract which consists of six satellite oil fields that pump oil back to a dedicated processing train.

Zamzama

We hold a 38.5 per cent interest in and operate the Zamzama gas project in Sindh province of Pakistan. During FY2008, Phase 2 of the project was completed. The design capacity of Zamzama is 470 MMcf/d of gas and 3,150 bbl/d of condensate. Gas is sold domestically.

Stybarrow

During FY2008, first oil was produced at Stybarrow, a nine well subsea development in approximately 825 metres of water approximately 65 kilometres offshore north Western Australia. The project uses a floating production storage and offtake facility with capacity of approximately 80 Mbbl of oil per day. We own 50 per cent of and operate the project.

Other Australia

We are the operator of the Griffin project (45 per cent BHP Billiton) interest where oil and gas are produced via the Griffin venture, a floating production, storage and offloading facility. We pipe natural gas to shore, where it is delivered directly into a pipeline and sold domestically. We also operate the Minerva gas field located offshore Victoria in which we hold a 90 per cent interest.

Trinidad

The Angostura project is an integrated oil and gas development located offshore east Trinidad. We are the operator of the field and have a 45 per cent interest in the production sharing contract for the project.

Information on Petroleum operations

Significant oil and gas assets

Production and reserve information for our most significant oil and gas assets are listed in the table below:

Asset	Location	FY2008 Net Production (MMboe)	Net Proved Reserves (MMboe)
Bass Strait	Offshore SE Australia	41	484
North West Shelf	Offshore NW Australia	29	407
Atlantis	Gulf of Mexico	8	101
Shenzi/Genghis Khan	Gulf of Mexico	1	25
Liverpool Bay and Bruce/Keith	United Kingdom	12	40
Ohanet and ROD	Algeria	8	25

The following table contains additional details of our production operations. This table should be read in conjunction with the production and reserve tables.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
AUSTRALIA/ASIA
Bass Strait Offshore Victoria, Australia Oil and gas production	We hold a 50% interest in the Bass Strait fields. Esso Australia owns the other 50% interest and is the operator. Oil Basins Ltd holds a 2.5% royalty interest in 18 of the production licences.

The venture holds 20 [1] production licences and two retention leases issued by the Commonwealth of Australia with expiry dates ranging between 2009 and 2019.

[1] Includes one production licence with additional partner Santos Ltd

There are 20 producing fields with 21 offshore developments (14 steel jacket platforms, three subsea developments, two steel gravity based mono towers and two concrete gravity based platforms).

Onshore infrastructure includes the Longford Facility, which includes three gas plants and liquid processing facilities, interconnecting pipelines, the Long Island Point LPG and crude oil storage facilities and an ethane pipeline.

The Bass Strait production capacity is as follows:

•     Crude – 200 Mbbl/d

•     Gas – 1,075 MMcf/d

•     LPG – 5,150 tpd

•     Ethane – 850 tpd

North West Shelf (NWS) – gas and gas liquids (LPG and condensate)

North Rankin, Goodwyn, Perseus, Echo-Yodel and Angel fields offshore, Dampier in northwestern Australia

Gas, LPG and condensate production and LNG liquefactions

We are a participant in the North West Shelf (NWS) Project, an unincorporated joint venture.

We hold 8.33% of the original domestic gas joint venture. Our share of domestic gas production will progressively increase from 8.33% to 16.67% over the period from 2005 to approximately 2017. We also hold 16.67% of the Incremental Pipeline Gas (IPG) domestic gas joint venture, 16.67% of the original LNG joint venture, 12.5% of the China LNG joint venture, 16.67% of the LPG joint venture and approximately 15% of current condensate production.

Other participants in the respective NWS joint ventures are subsidiaries of Woodside Energy, Chevron, BP, Shell, Mitsubishi/Mitsui and the China National Offshore Oil Corporation.

Woodside Petroleum Ltd is the operator of the project.

The venture holds nine production licences issued by the Commonwealth of Australia, of which six expire in 2022 and three expire five years after the end of production.

Production from the North Rankin and Perseus fields is currently processed through the North Rankin A platform, which has the capacity to produce 2,300 MMcf/d of gas and 60 Mbbl/d of condensate.

Production from the Goodwyn and Echo-Yodel fields is processed through the Goodwyn A platform, which has the capacity to produce 1,450 MMcf/d of gas and 110 Mbbl/d of condensate. Four subsea wells in the Perseus field are tied into the Goodwyn A platform.

An onshore gas treatment plant at Withnell Bay has a current capacity to process approximately 600 MMcf/d of gas for the domestic market.

An existing four train LNG plant has the capacity to produce an average rate of 33,000 tonnes of LNG per day.

North West Shelf – crude oil Approximately 30 kilometres northeast of the North Rankin gas and condensate field, offshore Western Australia, Australia

We hold a 16.67% working interest in oil production from these fields. The other 83.33% is held by Woodside Energy 33.34%, with BP Developments Australia, Chevron Australia, and Japan Australia LNG (MIMI) each holding 16.67%.

		The venture holds three production licences issued by the Commonwealth of Australia, with expiry dates ranging between 2012 and 2018.	The oil is produced to a floating production storage and offloading unit, the Cossack Pioneer, which has a capacity of 140 Mbbl/d and a storage capacity of 1.15 MMbbl of crude oil.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities

Crude oil production is from the Wanaea, Cossack, Lambert and Hermes oil fields	Woodside Petroleum Ltd is the operator of the project.
Griffin Situated in the Carnarvon Basin, 62 kilometres offshore Western Australia, Australia Comprises the Griffin, Chinook and Scindian offshore oil and gas fields.	We hold a 45% interest in the Griffin Venture. The other 55% is held by Mobil Exploration and Producing Australia (35%) and Inpex Alpha (20%). We are the operator of the field.	The venture holds a production licence issued by the Commonwealth of Australia that expires in 2014. The licence may be renewed for a period covering five years after production ceases.

Oil and gas are produced via the Griffin venture, a floating production, storage and offloading facility. We pipe natural gas to shore, where it is delivered directly into a pipeline.

The Griffin venture has an original production design capacity of 80 Mbbl/d of crude oil and 50 MMcf/d of gas.

Minerva

Approximately 10 kilometres offshore in the Otway Basin of Victoria, Australia

Single offshore gas reservoir with two compartments. Gas plant is situated approximately 4 kilometres inland from Port Campbell.

	We hold a 90% share of the Minerva venture. The other 10% is held by Santos (BOL) Pty Ltd. We are the operator of the field.	The venture holds a production licence issued by the Commonwealth of Australia that expires five years after production ceases.	The Minerva development consists of two well completions in 60 metres of water. A single flow line transports gas to an onshore gas processing facility with an original production design capacity of 150 TJ/d and 600 bbl/d of condensate.

Stybarrow

Situated in the Exmouth Sub-basin, 30 kilometres offshore Western Australia, Australia.

Comprises the Stybarrow and Eskdale oil and gas fields. The Stybarrow project achieved first oil production on 17 November 2007.

	We own a 50% share of the Stybarrow venture. The other 50% interest is held by Woodside Energy. We are the operator of the field.	The venture holds a production licence issued by the Commonwealth of Australia that expires five years after production ceases.

Oil is produced by the Stybarrow development which comprises of a floating production, storage and offshore loading facility, nine subsea well completions (including five producers, three water injectors and one gas injector) in 850 metres of water.

The Stybarrow facility has a crude oil production and storage capacity of 80 Mbbl/d and 900 Mbbl respectively. Gas production is reinjected into the reservoirs.

Zamzama Dadu Block, Sindh Province, Pakistan Onshore gas wells

We hold a 38.5% interest in the joint venture. The other 61.5% is owned by ENI Pakistan (M) Ltd (17.75%), PKP Exploration Ltd (9.375%), PKP Exploration Ltd 2 (9.375%), and Government Holdings (25%).

We are the operator.

		20-year development and production lease starting April 2002 from the Government of Pakistan (with an option to extend five years beyond the 20-year term).	Zamzama currently consists of five production wells and four process trains, with a total design capacity of 470 MMcf/d of gas and 3,150 bbl/d of condensate.
AMERICAS
Atlantis (Green Canyon 743) Gulf of Mexico, approximately 200	We hold a 44% working interest in the joint venture. The other owner is BP (56%).	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of a semi-submersible platform permanently moored in 2,155 metres of water. The facility has nameplate processing

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
kilometres offshore of Fourchon, Louisiana, US Deepwater oil and gas field	BP is the operator.		capacity of 200 Mbbl/d of oil and 180 MMcf/d of gas. Production commenced with the commissioning of wells and facilities in October 2007.
Mad Dog (Green Canyon 782) Gulf of Mexico, approximately 210 kilometres offshore of Fourchon, Louisiana, US Deepwater oil and gas field	We hold a 23.9% interest in the joint venture. The other owners are BP (60.5%) and Chevron (15.6%). BP is the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.

The production facility consists of an integrated truss spar equipped with facilities for simultaneous production and drilling operations, permanently moored in 1,310 metres of water.

The facility has the capacity to process 100 Mbbl/d of oil and 60 MMcf/d of gas.

West Cameron 76 Gulf of Mexico, approximately 20 kilometres offshore, Central Louisiana, US Offshore gas and condensate fields	We hold a 33.76% interest in the joint venture. The other owners are Eni Petroleum (40%), Merit Management Partners (15%) and Ridgewood Energy Company (11.24%). We are the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of two conventional gas platforms with a capacity of 120 MMcf/d of gas and 800 bbl/d of condensate.
Genesis (Green Canyon 205) Gulf of Mexico, approximately 155 kilometres offshore of Fourchon, Louisiana, US Deepwater oil and gas field	We hold a 4.95% interest in the joint venture. The other owners are Chevron (56.67%) and ExxonMobil (38.38%). Chevron is the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of a floating cylindrical hull (spar) moored to the seabed with integrated drilling facilities and a capacity of 55 Mbbl/d of oil and 72 MMcf/d of gas.
Starlifter (West Cameron 77) Gulf of Mexico, approximately 25 kilometres offshore, Central Louisiana, US Offshore gas and condensate field

We hold a 30.95% interest in the joint venture.

The other owners are McMoRan (33.75%), Seneca Resources (11.25%) Merit Management Partners (13.75%) and Ridgewood Energy Company (10.3%).

During the year Newfield Exploration sold its interest to McMoRan and tendered its resignation as operator.

Following approval by the Minerals Management Service in February 2008, we took over as successor operator.

		The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of a single conventional gas platform with a capacity of 40 MMcf/d of gas and 450 bbl/d of condensate.
Mustang (West Cameron 77) Gulf of Mexico, approximately 25	We hold a 43.66% interest in the joint venture. The other owners are Eni Petroleum (22.4%), Merit	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of a single conventional gas platform with a capacity of 40 MMcf/d of gas and 450 bbl/d of condensate.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
kilometres offshore, Central Louisiana, US Offshore gas and condensate field	Management Partners (19.4%) and Ridgewood Energy Company (14.54%). We are the operator.
Neptune Gulf of Mexico, approximately 193 kilometres off the Louisiana coastline Deepwater oil and gas field	We hold a 35% interest in the joint venture. The other owners are Marathon Oil (30%), Woodside Energy (20%) and Maxus US Exploration (15%). We are the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.

The project constructed a stand-alone tension-leg platform with a nominal capacity of 50 Mbbl/d of oil and 50 MMcf/d of gas. First oil was achieved on 6 July 2008 and nominal production capacity of 50Mbbl/d was achieved during the same month.

Greater Angostura Approximately 40 kilometres off the east coast of Trinidad Shallow water oil and gas field	We hold a 45% interest in the joint venture. The other 55% is held by Total (30%) and Talisman Energy (25%). We are the operator.	The venture has entered into a production sharing contract with the Republic of Trinidad and Tobago that entitles the contractor to operate Angostura until 2021.

The Angostura development is an integrated oil and gas development. The infrastructure consists of a steel jacketed central processing platform with three satellite wellhead protector platforms and flow lines. A pipeline connects the processing platform to storage facilities at Guayaguayare, where an export pipeline has been installed to allow for offloading to tankers in Guayaguayare Bay.

The facility has the capacity to process 100 Mbbl/d of oil.

EUROPE/AFRICA/MIDDLE EAST

Liverpool Bay

Douglas and Douglas West oil fields, Hamilton, Hamilton North and Hamilton East gas fields, and Lennox oil and gas fields in the Irish Sea, approximately 10 kilometres off the northwest coast of England

	We hold a 46.1% interest in the joint venture. The other 53.9% is held by Eni. We are the operator.	The joint venture holds three production licences issued by the Crown of the United Kingdom. One of these licences was extended in July 2007 for a further term which expires in 2025. The other licences expire in 2009 and 2016.

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
Japan Ohanet Oil and Gas Co.
Ltd. (30%), Woodside Energy
(Algeria) Pty. Ltd. (15%) and
Petrofac Energy Developments
(Ohanet) LLC (10%).

The project is operated by a
Sonatrach/BHP Billiton staffed
organisation.

The venture is
party to a risk
service contract
with the title
holder Sonatrach
that expires in
2011, with an
option to extend
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

The venture is party to a production sharing contract with the title holder Sonatrach that expires in 2016, with an option for two five-year extensions under certain conditions.

Comprises the development and production of six oil fields, the largest two of which, ROD and SFNE, extend into the neighbouring blocks 403a and 403d.

The ROD Integrated Development is being produced through a dedicated processing train located adjacent to BRN processing facilities on block 403, with the capacity to process approximately 80 Mbbl/d of oil.

Development projects

Australia/Asia

North West Shelf Train 5 expansion

The expansion of the existing LNG processing facilities located on the Burrup Peninsula continues with the construction of the fifth LNG train. In June 2005, our Board approved our 16.67 per cent share of investment in a fifth LNG train expansion of the existing LNG processing facilities located on the Burrup Peninsula, which will increase total LNG production capacity to 43,500 tonnes per day. Our share of development costs, based on the operator’s estimate, is approximately US$350 million, with first production expected by end of first quarter FY2009.

North West Shelf Angel development

Development of the Angel gas and condensate field, approved in December 2005 is nearing completion. The development includes the installation of the venture’s third major offshore production platform, which will have a capacity to produce 800 MMcf/d of gas and 50 Mbbl of condensate per day from the North West Shelf and associated infrastructure, including a new subsea 50 kilometre pipeline, that will be tied in to the first trunk line at the North Rankin platform. Our 16.67 per cent share of development costs, based on the operator’s estimate, is approximately US$200 million. The project is on schedule and budget with first production expected by end of 2008.

North West Shelf North Rankin gas compression project

In March 2008, the Board approved the North West Shelf gas compression project to recover remaining lower pressure gas from the North Rankin and Perseus gas fields. A new gas compression platform, North Rankin B (NRB), capable of producing 2,500 MMcf/d of gas will be constructed adjacent to the existing North Rankin A platform, 135 kilometres offshore from Karratha on the northwest coast of Western Australia. The two platforms will be connected by a 100 metre bridge and operate as a single facility. Our 16.67 per cent share of development costs is approximately US$850 million. First gas is expected in 2012.

Pyrenees – WA-12-R/WA-155-P

In July 2007, the Board approved the Pyrenees project to develop the WA-12-R permit portion of the Crosby, Stickle and Ravensworth oil fields in the Exmouth Sub-basin, off the northwest coast of Western Australia. Project costs for the WA-12-R permit portion of the Pyrenees development are approximately US$1.7 billion (approximately US$1.2 billion our share). The WA-155-P permit portion of the Pyrenees project was approved by the Board in November 2007, incorporating the remainder of the Ravensworth field as it straddles both WA-12-R and WA-155-P permits. The combined development consists of subsea production and injection wells tied back to a floating production storage and offloading (FPSO) facility with an oil processing capacity of 96 Mbbl/d. First production is expected during the second half of FY2010.

We own a 71.43 per cent operated interest in the WA-12-R permit, with Apache Energy Ltd owning the remaining 28.57 per cent. We own a 40 per cent operated interest in the WA-155-P permit, with Apache Energy Ltd owning 31.5 per cent and Inpex owning 28.5 per cent.

Bass Strait Kipper gas field development

Initial development of the Kipper gas field in the Gippsland Basin located offshore Victoria was approved by the Board in December 2007. The first phase of the project includes two new subsea wells, three new pipelines and platform modifications to supply 10 Mbbl/d of condensate and 80 MMcf/d of gas. Gas and liquids will be processed via the existing Gippsland Joint Venture facilities. Our share of development costs, based on the operator’s estimate, is approximately US$500 million. First production is expected in 2011.

We own a 32.5 per cent interest in the Kipper Unit Joint Venture, with Esso Australia and Santos owning the remaining 67.5 per cent. We own a 50 per cent interest in the Gippsland Joint Venture.

Bass Strait Turrum field development

Further expansion of the Gippsland Basin facilities is underway with the Board approving the full field development of the Turrum oil and gas field in July 2008. Our 50 per cent share of the investment, based on the operator’s estimate, is approximately US$625 million and consists of a new platform, Marlin B, linked by a bridge to the existing Marlin A platform. The Turrum field, which will supply 10 Mbbl/d of oil and 200 MMcf/d of gas, is located 42 kilometres from shore in approximately 60 metres of water. First production is expected in 2011.

Scarborough

We have a 50 per cent non-operated interest in the Scarborough gas field in WA-1-R (ExxonMobil holds the remaining 50 per cent and is the operator). We are still examining a number of concepts for field development.

United States

Shenzi/Genghis Khan

We have a 44 per cent interest, and will operate the Shenzi oil and gas project in the deepwater fields of Gulf of Mexico. Other owners of the project are Repsol (28 per cent) and Hess Corporation (28 per cent). The project is constructing a stand-alone tension-leg platform (TLP) with a nominal design capacity of 100 Mbbl/d and 50 MMcf/d of gas. The hull and topsides were installed in July 2008. Installation of subsea equipment and development drilling and completion of wells continues per the approved program. First oil through the Shenzi TLP for the Shenzi Development is expected by the end of FY2009.

The Genghis Khan field is part of the same geological structure as the Shenzi project. As with Shenzi, we are the operator of Genghis Khan and hold a 44 per cent interest. Co-venturers are Hess Corporation and Repsol YPF, each with 28 per cent. The Genghis Khan development consists of a 3,841 metres tie-back to the existing Marco Polo TLP, which is owned in a joint venture by Enterprise and Helix, and is operated by Anadarko. First oil through Marco Polo occurred in October 2007. Gross costs for the Shenzi/Genghis Khan field development (net of acquisition costs) are US$4.9 billion (US$2.2 billion our share).

Exploration and appraisal

We are focused on finding significant discoveries through wildcat drilling. We have exploration interests throughout the world, particularly the Gulf of Mexico, Western Australia, Latin America and Malaysia. During the year, our gross expenditure on exploration was US$692 million. Our major exploration interests are as follows:

Australia/Asia

Thebe

The Thebe-1 exploration well was drilled in July 2007 and is located approximately 300 kilometres off the northwest coast of Western Australia in water depths of 1,173 metres and approximately 50 kilometres north of the Scarborough gas field. The well and subsequent evaluation confirmed a gas column encountered in the Exmouth Plateau of the Carnarvon Basin.

Thebe-2 Appraisal well was drilled in February 2008 to a depth of 2,550 metres to appraise the reservoir discovered by Thebe-1. The results confirmed the presence of a high quality reservoir. Both wells have been plugged and abandoned while further appraisal options are evaluated.

BHP Billiton is the operator of Thebe-1 and Thebe-2 and holds a 100 per cent interest in the field.

Browse

The Browse basin is comprised of the Torosa, Brecknock and Calliance fields and is operated by Woodside Petroleum. It is divided into two joint ventures: East Browse and West Browse. We have an 8.33 per cent non-operated interest in East Browse and a 20 per cent non-operated interest in West Browse. An appraisal program is in progress and concurrently the operator is evaluating options for field development through engineering and site selection studies.

Malaysia

In March 2007, we were awarded two offshore blocks in Malaysia. We are the operator of the blocks under two separate Production Sharing Contracts. The minimum exploration program includes the acquisition and processing of seismic data for approximately 2,300 square kilometres across the two blocks, and the drilling of four exploration wells within the first seven years of the contracts. The initial seismic acquisition program commenced in June 2008.

Americas – Gulf of Mexico

Puma – Green Canyon/Western Atwater Foldbelt exploration

The Puma-1 exploration well was drilled in January 2004. The well was drilled in 1,259 metres of water and encountered hydrocarbons in both the original hole and in two subsequent sidetrack bores. The first appraisal well was re-entered in January 2007 but did not encounter any commercial reserves and has been temporarily abandoned. A second appraisal well drilled in March 2007 also did not discover commercial reserves. An additional appraisal well is planned in FY2009 to further evaluate the Puma prospect.

Following an interim equity agreement, we hold a 29.8 per cent interest in Puma. The other 70.2 per cent is held by BP (46.2 per cent), Chevron (21.75 per cent) and Statoil (2.25 per cent), subject to future redetermination.

Knotty Head – Green Canyon/Wester Atwater Foldbelt exploration

We currently own a 25 per cent interest in an exploration well on the Knotty Head Prospect, located in the Green Canyon area. Partners in the well are Nexen (25 per cent owner and operator), Anadarko (25 per cent) and Unocal (a wholly-owned subsidiary of Chevron (25 per cent)). Unocal spudded the exploration well in March 2005. The initial well was completed in mid-December 2005 followed by a sidetrack operation that was completed in early March 2006 to further evaluate the results of the discovery well. The well was drilled in 1,088 metres of water to a total depth of 10,422 metres and encountered hydrocarbons in both the original hole and the subsequent sidetrack. Additional appraisal work to further evaluate the economic potential of the prospect is in progress.

Americas – Colombia

In June 2007, we signed a Joint Operating Agreement with Ecopetrol for the Fuerte Norte and Fuerte Sur blocks, located offshore in Colombia. We hold 75 per cent operated interest in each block with Ecopetrol holding the remaining 25 per cent. In October 2007 the Joint Venture entered into the second phase of the Exploration and Production Licences for the two Fuerte Blocks and subsequently undertook acquisition and processing of 3D seismic over the area.

Americas – Falkland Islands

In December 2007, we farmed into Northern and Southern area licences offshore of the Falkland Islands. We acquired a 51 per cent interest from our joint venture partner Falkland Oil and Gas Limited (FOGL) and assumed operatorship in January 2008. The minimum exploration work program includes the drilling of two wells in the first phase by the end of 2010.

Europe/Africa/Middle East

Namibia

We hold interests in two blocks located offshore in Namibia, known as the Northern and Southern Block, which we acquired in 2005. In November 2006, we farmed out a 25 per cent interest in these two blocks. Mitsui & Co Ltd acquired 15 per cent and the Petroleum Oil and Gas Corporation of South Africa (Pty) Ltd acquired 10 per cent with an option to consider additional equity. We remain the operator and hold the remaining 75 per cent interest.

2.2.3 Aluminium Customer Sector Group

Our Aluminium business is a portfolio of assets at three stages of the aluminium value chain: we mine bauxite, we refine bauxite into alumina, and we smelt alumina into aluminium metal. We are the world’s sixth-largest producer of aluminium, with total production in FY2008 of approximately 1.3 million tonnes of aluminium. We also produced approximately 16 million tonnes of bauxite and 4.6 million tonnes of alumina.

Approximately 55 per cent of our alumina production is used in our aluminium smelters and we sell the balance to other smelters. Our alumina sales are a mixture of long-term contract sales at LME-linked prices and spot sales at negotiated prices. Prices for our aluminium sales are generally linked to prevailing LME prices.

As with our other businesses, our strategy with bauxite and alumina is to own large, low-cost assets that provide good returns through the investment cycle and provide us with options for brownfield development. With aluminium smelters, where the availability and cost of power are critical, our investment decisions have been driven in part by the availability of stranded power generation capacity. For example, both Hillside and Mozal were originally built when there was excess electricity generating capacity in southern Africa.

We have interests in two sets of integrated bauxite mining/alumina refining assets:

•	Boddington/Worsley

The Boddington bauxite mine in Western Australia supplies bauxite ore via a 51 kilometre long conveyor to the Worsley alumina refinery. Worsley is one of the largest and lowest-cost refineries in the world, and is currently undergoing a major expansion (see Development projects below). Our share of Worsley’s FY2008 production was 3.035 million tonnes of alumina. Worsley’s export customers include our own Hillside, Bayside and Mozal smelters in southern Africa. Boddington has a reserve life of 24.5 years at current production rates. We own 86 per cent of the mine and the refinery.

•	Onverdacht/Coermotibo/Paranam

We own a 45 per cent interest in a joint venture that operates bauxite mines in the Onverdacht and Coermotibo areas of Suriname and the nearby Paranam alumina refinery. We are working on other mining options in the area to continue feeding Paranam after the current mines are exhausted. Our share of Paranam’s FY2008 production was 983,000 tonnes of alumina.

We also own 14.8 per cent of Mineração Rio do Norte (MRN) which owns and operates a large bauxite mine in Brazil.

We have interests in the Alumar integrated alumina refinery/aluminium smelter and three stand-alone aluminium smelters:

•	Alumar

We own 36 per cent of the Alumar refinery and 40 per cent of the smelter. Alcoa operates both facilities. The operations, and their integrated port facility, are located at Sao Luis in the Maranhao province of Brazil. Alumar sources bauxite from MRN. Approximately 50 per cent of Alumar’s alumina production is used to feed the smelter, while the remainder is exported. Our share of Alumar’s FY2008 saleable production was 535,000 tonnes of alumina and 178,000 tonnes of aluminium. The Alumar refinery is currently undergoing a significant expansion (see Development projects below).

•	Hillside and Bayside

Our Hillside and Bayside smelters are located at Richards Bay, South Africa. Hillside’s capacity of approximately 704,000 tpa makes it the largest aluminium smelter in the southern hemisphere, and it is one of the most efficient. Following the closure of potlines B and C Bayside has smelting capacity of approximately 96,000 tpa, but it also uses its own aluminium and liquid aluminium from Hillside to produce a range of value-added products such as rod, slab and extrusion. Both operations import alumina from our Worsley refinery and source power from Eskom, the South African state utility, under long-term contracts with prices linked to the LME price of aluminium except for Hillside Potline 3, the price for which is linked to the South African and US producer price indices.

In January 2008, Eskom determined that it had insufficient power to meet the national demand in South Africa, and mandated an emergency 10 per cent reduction in power consumption by many large industrial users, including BHP Billiton. Although our contracts with Eskom specify that power supply to our aluminium smelters can only be interrupted approximately one per cent of the time per calendar year, we have respected the emergency situation faced by the country and reduced our demand by the requested 10 per cent. To achieve this in the most economically efficient way, we have closed the B and C potlines at Bayside, reducing production there by approximately 92,000 tpa. Across all three southern Africa smelters (including Mozal), we expect production loss to be just over 120,000 tpa. The production cuts occurred primarily at Bayside, a 100 per cent BHP Billiton owned facility. A production sharing adjustment is currently being established between the Mozal partners (47.1 per cent BHP Billiton) to compensate us for taking the majority of the power reduction at a 100 per cent owned facility.

•	Mozal

We own 47.1 per cent of and operate the Mozal aluminium smelter in Mozambique, which has a total capacity of approximately 563,000 tpa. Mozal sources power generated by Eskom via Motraco, a transmission joint venture between Eskom and the national electricity utilities of Mozambique and Swaziland. Tarriffs are fixed through to 2012 and will be linked to the LME aluminium price thereafter. Our share of Mozal’s FY2008 production was 257,000 tonnes.

Information on the Aluminium CSG’s bauxite mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production and reserve tables.

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

We hold a 2,656 square kilometre mining lease from the Western Australian government and two sub leases totalling 855 square kilometres from Alcoa of Australia Limited. In 2004, we renewed the lease for a second 21-year term. A further 21-year renewal is available.

The Boddington bauxite mine opened in 1983 and was significantly extended in 2000.

The mine has a crushing plant with the capacity of approximately 13 mtpa of bauxite. Power is supplied from the Worsley alumina refinery site via a joint venture-owned powerline.

A description of the Worsley alumina refinery can be found in the table below.

Suriname Kaaimangrasie mine (Onverdacht) 38 kilometres southeast of Paramaribo and 25 kilometres east of the Paranam refinery, Suriname	We own 45% of the refining and mining joint venture. The other 55% interest is held by Suralco (a subsidiary of Alcoa World Alumina and Chemicals (AWAC), a venture of Alcoa and Alumina Limited).	The development of the Kaaimangrasie mine started in November 2005. Operations/delivery of bauxite to the refinery commenced in July 2006. The mine is scheduled to be operated until 2011.	Kaaimangrasie mine has a nominal production capacity of approximately 1.6 mtpa of bauxite; there are no processing facilities at the mine.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Open-cut mine The mine is accessible by a joint venture-owned haul road. The ore is hauled by truck over a distance of 25 kilometres to the Paranam refinery.	We manage all mining operations. Suralco holds the exploitation licences, issued by the Government of Suriname, over the Kaaimangrasie deposit. These licences expire in 2032.		Electricity is sourced from Suralco and fuel sourced from an external provider.

Suriname Klaverblad mine (Onverdacht)

23 kilometres southeast of Paramaribo and 13 kilometres east of the Paranam refinery, Suriname

Open-cut mine

The mine is accessible by a joint venture-owned haul road. The ore is hauled by truck over a distance of 12 kilometres to the Paranam refinery.

We own 45% of the refining and mining joint venture. The other 55% interest is held by Suralco.

We manage all mining operations.

Suralco holds the exploitation licences, issued by the Government of Suriname, over the Klaverblad deposit. These licences expire in 2032.

The development of the Klaverblad mine started in July 2005. Delivery of bauxite to the refinery commenced in April 2007. The mine is scheduled to be operated until 2011.

Klaverblad mine has a nominal production capacity of approximately 1.4 mtpa of bauxite; there are no processing facilities at the mine.

Electricity is sourced from Suralco and fuel sourced from an external provider.

Name, location and type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Suriname

Coermotibo

150 kilometres east of Paranam, Suriname

Surface strip mine

The mine is accessible by joint venture-owned haul roads

The ore is hauled to the Coermotibo crushing and loading facility and subsequently barged along the Commewijne River to the Paranam refinery.

We own 45% of the Coermotibo joint venture. The other 55% interest is held by Suralco.

We manage all mining operations.

Suralco holds exploitation licences over the bauxite, issued by the Government of Suriname. These licences expire in 2032.

The Coermotibo mine started operations in 1991. Remnants mining will continue until July 2011.

Coermotibo mine has a nominal production capacity of 1.4 mtpa. There are primary crushing, beneficiation plant and barge loading facilities.

Coermotibo generates its own electricity from power generators that run on diesel fuel.

MRN Oriximina, State of Pará, Brazil Open-cut mine The mine is accessible by joint venture-owned haul roads. A joint venture-owned railroad connects the 28 kilometres between the plant and the port.

We own 14.8% of Mineração Rio do Norte S.A (MRN). The other 85.2% is owned by affiliates of Alcoa (18.2%), Rio Tinto (12%), Companhia Brasileira de Alumínio – CBA (10%), VALE (40%) and Norsk Hydro (5%).

MRN operates the mine.

MRN holds valid mining rights granted by the Brazilian Federal Government to all its reserves until exhaustion of the reserves.

Production started in 1979 and the last expansion occurred in 2003.

MRN beneficiation facilities consist of a crushing unit and a washing unit and a conveyor belt that transports the ore between the two units. The bauxite nominal production capacity is approximately 18 mtpa.

MRN has its own power generation station using fuel oil.

Information on the Aluminium CSG’s aluminium smelters and alumina refineries

Operation and location	Ownership, operation and title	Plant type/product	Capacity
Hillside aluminium smelter Richards Bay, 200 kilometres north of Durban, KwaZulu-Natal province, South Africa	We own and operate the smelter. We hold freehold title over the property, plant and equipment. We have long-term leases over the harbour facilities.	The Hillside smelter uses the Aluminium Pechiney AP35 technology to produce standard aluminium ingots and aluminium T-Bars.

The nominal production capacity of the smelter is 0.704 mtpa of primary aluminium.

The plant’s power requirements are sourced from the national power supplier Eskom under long-term contracts. The prices in the contract for Hillside 1 and 2 are linked to the LME price for aluminium, while the prices for Hillside 3 are linked to the SA and US PPI.

Operation and location	Ownership, operation and title	Plant type/product	Capacity

Bayside aluminium smelter Richards Bay, 200 kilometres north of Durban, KwaZulu-Natal province, South Africa	We own and operate the smelter. We hold freehold title over the property, plant and equipment. We have long term leases over the harbour facilities.

The Bayside smelter currently uses Alusuisse pre-bake technology to produce primary aluminium. Potlines B and C were closed on 15 May 2008 which used Soderberg self-bake technology. Bayside uses its own aluminium and liquid aluminium acquired from Hillside to also produce a range of value added products, such as, rod, slab and extrusion.

The nominal potline production capacity is 0.095 mtpa of primary aluminium on the remaining Potline A.

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

We own 36% of the alumina refinery. The other 64% is owned by Alcoa and its affiliate Abalco SA (35.1% and 18.9% respectively) and Rio Tinto (10%).

Alcoa operates both facilities.

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

The smelter has a nominal capacity of approximately 0.45 mtpa of primary aluminium.

The electricity requirements are supplied by Brazilian public power generation concessionaire Electronorte, pursuant to a 20-year contract.

Development projects

Alumar refinery expansion

A project is underway to expand the production capacity of the Alumar refinery by 2 mtpa to 3.5 mtpa (100 per cent capacity) at a cost of US$725 million (our share). The completion schedule and budget are currently under review following advice from the operator.

Worsley Efficiency and Growth Project

In May 2008, we announced approval for an expansion project to lift capacity of the Worsley refinery from 3.5 mtpa of alumina to 4.6 mtpa (100 per cent capacity) of alumina through expanded mining operations at Boddington, additional refinery capacity and upgraded port facilities. The project is budgeted to cost US$1.9 billion (our share) and be completed in the first half of calendar 2011.

Guinea Alumina

We have a one-third interest in a joint venture that is currently undertaking a feasibility study into the construction of a 10 mtpa bauxite mine, a 3.3 mtpa alumina refinery and associated infrastructure approximately 110 kilometres from the port of Kamsar in Guinea.

Bakhuis

We are undertaking a feasibility study into a new bauxite mine in the Bakhuis region of western Suriname and are in negotiations with the Government of Suriname in order to obtain the exploitation rights for the Bakhuis area.

2.2.4 Base Metals Customer Sector Group

Our Base Metals CSG is one of the world’s top producers of copper, silver, lead and uranium, and a leading producer of zinc. Our portfolio of large, low-cost mining operations includes the Escondida mine in Chile, which is the world’s largest single producer of copper, and Olympic Dam in South Australia, which is already a major producer of copper and uranium and has the potential to be significantly expanded.

In recent years, we have commissioned the Spence copper mine and the Escondida Sulphide Leach projects, and restarted operations at Pinto Valley as we have sought to maximise production during a period of high copper prices. Our total copper production in FY2008 was a record 1.3755 million tonnes, compared to 1.2501 million tonnes in FY2007, and a 58% increase over our production five years ago.

In addition to conventional mine development, we are also pursuing advanced treatment technologies, such as the leaching of low-grade chalcopyrite ores, which we believe has the potential to recover copper from ores which were previously uneconomic to treat.

We market five primary products:

•	copper concentrates

•	copper cathodes

•	uranium oxide

•	lead concentrates and

•	zinc concentrates

We sell most of our copper, lead and zinc concentrates to smelters under long-term volume contracts with prices based on the LME price for the contained metal three or four months after shipment, less treatment charges and refining charges (collectively referred to as ‘TCRCs’) that we negotiate with the smelters on an annual or bi-annual basis. Some of the ores we mine contain quantities of silver and gold, which remain in the base metal concentrates we sell. We receive payment credits for the silver and gold recovered by our customers in the smelting and refining process.

We sell most of our copper cathode production to rod and brass mills and casting plants around the world under annual contracts with premiums to LME prices. We sell uranium oxide to electricity generating utilities, principally in Western Europe, North America and North Asia. Traditionally, uranium sales have been under long-term fixed price contracts and the majority of our current production is committed under these contracts. Sales commitments under long term price contracts reduce over time and going forward we expect to see an increasing proportion of sales made with flexible pricing terms; for example, with a price linked to a spot index.

We have seven production assets:

Escondida

Our 57.5% owned and operated Escondida mine is the largest and one of the lowest-cost copper producers in the world. In FY2008, our share of Escondida’s production was 679,500 tonnes of copper in concentrate and 131,600 tonnes of copper cathode. FY2008 saw the continued ramp-up of production from the sulphide leach plant, which was commissioned in July 2006. Current reserves will support mining for a further 24 years at current production rates. We have been working to address two potential limitations on future production at Escondida: power and water. Together with our Cerro Colorado and Spence operations, Escondida draws its power from the northern Chilean grid. Restrictions in the supply of gas from Argentina have resulted in higher costs and power supply fluctuations. To ensure security of supply and competitive power costs in the long term we are supporting the construction of an LNG facility to supply gas to the northern grid system, which is scheduled for completion in 2010, and have signed off-take agreements underwriting the construction of a 460MW coal-fired power station, which is scheduled for completion in 2011. To address limitations on the availability of water, we carefully manage our use and re-use of available water, explore for alternative sources, and have built a desalination plant that currently provides water only to the sulphide leach plant but which could be expanded, if necessary. We believe that there is substantial scope for further expansion at Escondida (see Development projects below).

Olympic Dam

While it is already a significant producer of copper cathode and uranium oxide, and a refiner of smaller amounts of gold and silver bullion, we are currently exploring a series of staged development options that would make our wholly-owned Olympic Dam operation one of the world’s largest producers of copper, the largest producer of uranium, and a significant producer of gold (see Development projects below). In FY2008, Olympic Dam produced 169,900 tonnes of copper cathode, 4,144 tonnes of uranium oxide, 80,517 ounces of gold and 780,000 ounces of silver.

Antamina

We own 33.75% of Antamina, a large, low-cost, long-life copper/zinc mine in Peru. Opened in 2001, its reserves will support mining at current rates for a further 12 years. Our share of Antamina’s FY2008 production was 111,700 tonnes of copper in concentrate, and 83,521 tonnes of zinc in concentrate. In addition to its primary copper and zinc concentrate products, Antamina also produces smaller amounts of molybdenum and lead/bismuth concentrate.

Spence

We completed our wholly-owned greenfield Spence copper mine development in Chile and began ramping up cathode production in December 2006. During FY2008, we produced 142,700 tonnes of copper as we continue to ramp up to the nominal capacity of 200,000 tpa.

Cerro Colorado

Our wholly-owned Cerro Colorado mine in Chile remains a significant producer of copper cathode, although production levels have declined in recent years as grades have declined. Production in FY2008 was 106,400 tonnes of copper cathode. Production has been adversely affected by the high clay content of the ores currently being mined. Our current mine plan sees production continuing until 2016, although we are currently evaluating the extent of hypogene mineralisation that may support extension options.

Cannington

Our wholly-owned Cannington mine in northwest Queensland has grown to become the world’s largest and, we believe, one of the lowest cost producers of silver and lead. During FY2006 and FY2007, we undertook an extensive program of decline and stope access rehabilitation to improve safety conditions, which has positioned the mine to maintain production, offsetting natural grade decline over its remaining eight-year reserve life. In FY2008, Cannington produced concentrates containing 251,548 tonnes of lead, 60,969 tonnes of zinc, and approximately 35 million ounces of silver.

Pinto Valley

In addition to these assets and in response to high copper prices as a result of strong demand, during FY2008 we resumed sulphide mining, milling and concentrating operations at our previously idled Pinto Valley mine and began producing copper concentrate. In addition, we continue to produce copper cathode at the Pinto Valley site and the neighbouring Miami Unit from our ongoing Solvent Extraction Electrowinning (SXEW) operations. Current reserves will support mining for a further four years.

Information on the Base Metals CSG’s mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production and reserve tables.

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

Original construction of the operation was completed in 1990. The project has since undergone various expansion projects at an additional cost of US$2,571 million (100% terms) plus US$451 million (100% terms) for the construction of an oxide plant.

In June 2006, the Escondida Sulphide Leach copper project achieved first production. Excluding the exchange impact of a stronger Chilean peso, the cost of the project was US$914 million (100% terms), compared to a budget of US$870 million. The final cost was US$1,017 million including the impact of foreign exchange.

Escondida has two processing streams: two concentrator plants in which high-quality copper concentrate is extracted from sulphide ore through a flotation extraction process; and two solvent extraction plants in which leaching, solvent extraction and electrowinning are used to produce copper cathode.

Nominal production capacity is 3.2 mtpa of copper concentrate and 330,000 tonnes per annum of copper cathode.

Separate transmission circuits provide power for the Escondida mine facilities. These transmission

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Copper concentrate is transported by Company-owned pipeline to its Coloso port facilities.			lines, which are connected to Chile’s northern power grid, are Company-owned. Electricity is purchased under contracts with local generating companies.

Spence

Atacama Desert,

150 kilometres northeast of Antofagasta, Chile

Open-cut mine

The mine is accessible by public road and privately-owned rail access.

Copper cathode produced is transported by rail line to Mejillones port (privately operated) and to Antofagasta port on an exceptional basis.

We own and operate the mine (100%). We hold a mining concession from the Chilean state that remains valid indefinitely (subject to payment of annual fees).

Spence received Board approval for execution in October 2004. The project was completed within the US$990 million budget excluding foreign exchange impacts of a stronger Chilean peso. The cost including the impact of foreign exchange was US$1.1 billion.

First ore was crushed in September 2006 with first copper produced in December 2006.

Spence has operations facilities to support the open-cut mining operations and ore processing/crushing operations.

The crushed oxide and sulphide ores are leached on separate dynamic (on-off) leach pads. Chemical (acid) leaching is applied to oxide ores and bio-leaching is applied to supergene sulphide ores. Solvent extraction consists of four trains in a series-parallel configuration, with extraction stages for both oxide and sulphide Pregnant Leach Solution. A single electrowinning (EW) plant produces the copper cathode. We have an additional run of mine (ROM) heap leach to further recover copper from low-grade ores.

Nominal capacity is 200,000 tonnes of copper cathode.

Electrical power is supplied to the operation via a 70 kilometre high-voltage transmission line connected to Chile’s northern power grid. This transmission line is Company-owned, and electricity is purchased under contracts from a local generating company.

Cerro Colorado

Atacama Desert at an altitude of 2,600 metres, 120 kilometres east of Iquique, Chile

Open-cut copper mine

The mine is accessible by public road.

Copper cathode production is trucked to the port at Iquique, which is privately operated.

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

Due to lower copper grades of the ore the production is now approximately 105,000 tonnes per annum.

Cerro Colorado’s facilities for this process include two primary, secondary and tertiary crushers, leaching pads and solvent extraction and electrowinning plants.

Electricity is supplied under long-term contracts to the facilities through the northern Chile power grid.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Pinto Valley

Located in the USA approximately 125 kilometres east of Phoenix, Arizona.

The mine is accessible by public road. Cathode production is trucked to domestic customers in the United States and Concentrate production is trucked to San Manuel, Arizona where it is loaded on rail and transported to the Port of Guaymas in Mexico.

We own and operate 100% of Pinto Valley and we hold title to the land. Mining operations are contracted to The Washington Group, a subsidiary of URS.

Pinto Valley was acquired through the acquisition of Magma Copper Company in 1996. The sulphide mining operations were discontinued in 1998. During closure, the operation continued to produce small amounts of copper cathode through residual dump leaching SXEW operations.

A Feasibility Study on a re-start of the sulphide mining operations was conducted in 2006. In January 2007, the Re-Start Project was approved.

First concentrate production was achieved in October 2007.

Pinto Valley facilities include two SXEW operations at the Pinto Valley and Miami sites. Concentrate production facilities include a primary crusher, secondary and tertiary crushers, six ball mills and copper concentrate and molybdenum flotation circuits.

Power is supplied to the site by the Salt River Project.

Copper uranium

Olympic Dam

560 kilometres northwest of Adelaide, South Australia, Australia

Underground mine

The mine is accessible by public road. Copper cathode and electrowon copper is transported by public road to public ports. Uranium oxide is transported by public road and rail to public ports.

We own and operate Olympic Dam.

The mining lease was granted by the Government of South Australia by an Act of Parliament for the period of 50 years from 1986, with a right of extension for a further period of 50 years in accordance with the Roxby Downs (Indenture Ratification) Act 1982.

Production of copper began in 1988. Between 1989 and 1995, the production rate was increased, ultimately raising the ore mining capacity to approximately 3 mtpa.

During 1997 through 1999 a major expansion was conducted to raise throughput from 3 mtpa to 9 mtpa.

In 2002, Olympic Dam completed an optimisation project. A new copper solvent extraction plant was commissioned in the first quarter of 2004.

We acquired Olympic Dam as part of our acquisition of WMC in 2005.

The underground mine extracts copper uranium ore and hauls the ore by an automated train and trucking network feeding underground crushing, storage and ore hoisting facilities.

The processing plant consists of two grinding circuits in which high-quality copper concentrate is extracted from sulphide ore through a flotation extraction process. The concentrate is fed into an Outokumpu flash furnace having a nominal concentrate smelting capacity of 450 ktpa to produce copper anodes, then into an ISA electro-refinery to produce copper cathodes and slimes treated to recover gold and silver. The flotation tailings are further processed to produce electrowon cathode and high grade uranium oxide concentrates.

Power for the Olympic Dam operations is supplied via a 275 kV powerline from Port Augusta, transmitted by ElectraNet.

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

Antamina is owned by Compañía Minera Antamina SA, in which we hold a 33.75% interest. The remaining interests are held by Xstrata (33.75%), Teck Cominco (22.5%) and Mitsubishi (10%).

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

Power to the mine site is being supplied under long-term contracts with individual power producers through a 58 kilometre 220 kV transmission line, which is connected to Peru’s national energy grid.

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

The deposit was discovered in 1990. Concentrate production commenced in 1997.

In February 2003, the Cannington Growth Project commenced to improve mill throughput and metal recovery. The project was completed during FY2005.

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

Development projects

Olympic Dam

The pre-feasibility study into expansion options at Olympic Dam is currently being undertaken and is addressing production capacities, mining methods, processing (including smelting) options and supporting infrastructure requirements. The expansion is likely to convert Olympic Dam from an underground to an open cut mine. Our conceptual studies have indicated the potential for production capacity by the end of the last stage of development of approximately 730,000 tpa of copper, 19,000 tpa of uranium oxide and 800,000 ounces per year of gold. Olympic Dam is a relatively complex orebody, so there remains uncertainty about the size, cost, timing and eventual configuration of the expansion project. The project is still in pre-feasibility and development options are still being evaluated, and ultimately, the expansion project will depend upon Board approval of the final investment case and a range of regulatory and governmental approvals and agreements.

Escondida

Escondida is currently undertaking a pre-feasibility study into building a third concentrator plant. It has also been undertaking extensive exploration of the Escondida lease, and early drilling results suggest that there is extensive additional mineralisation in close proximity to existing infrastructure and processing facilities, including a new prospect known as Pampa Escondida. Further study will be required before we establish whether it can be economically extracted. Escondida is planning to invest an estimated US$327 million (US$188 million our share) in drilling, assaying and metallurgical test work across the mining lease over the next five years.

Resolution Copper

We hold a 45 per cent interest in the Resolution Copper project in Arizona, which is operated by our partner, Rio Tinto, which owns the other 55 per cent. Resolution Copper is currently undertaking a pre-feasibility study into a substantial underground copper mine and processing facility.

2.2.5 Diamonds and Specialty Products Customer Sector Group

Our Diamonds and Specialty Products CSG operates our diamonds and titanium minerals businesses, and is managing the development of a potentially substantial potash business.

Diamonds

The cornerstone of our diamonds business is the EKATI diamond mine in the Northwest Territories of Canada, of which we own 80 per cent. EKATI has produced an average of 3.0 million carats per year of rough diamonds over the last three years. However, the grade of ore we process fluctuates from year to year, resulting in variations in carats produced. In addition, the proportion of our production consisting of high-value carats (larger and/or higher-quality stones) and low-value carats (smaller and/or lower-quality stones) will fluctuate from year to year. Production at EKATI continues to transition from predominantly open-pit to a mix of open-pit and underground mining. During FY2008, we completed the Koala underground mine ahead of schedule and under budget. EKATI has a number of development options for future open-pit and underground mines to extend the life of the operation. The mine life based on current reserves and rate of production is 11 years.

Annual sales from EKATI (100 per cent terms) represent around 2.7 per cent of current world rough diamond supply by weight and 5.3 per cent by value. We sell most of our rough diamonds to international diamond buyers through our Antwerp sales office. We also sell a smaller amount of our diamond production to two Canadian manufacturers based in the Northwest Territories. We also sell polished diamonds, manufactured through contract polishing arrangements, through our CanadaMark™ and AURIAS™ brands.

We are also actively exploring for diamonds in a number of areas, particularly in Angola where we hold substantial exploration acreage. We believe there is significant potential in the diamonds business because of the increasing demand for diamond jewellery and the lack of significant new diamond discoveries. We believe that our experience operating EKATI provides us with a solid base for future operations.

Titanium minerals

Our interest in titanium minerals consists of our 50 per cent effective interest in Richards Bay Minerals (RBM) in South Africa and our 90 per cent interest in the Corridor Sands mineral sands project in Mozambique (see Development projects below).

RBM is one of the largest and lowest-cost producers of titania slag, high-purity pig iron, rutile and zircon from mineral sands. Approximately 90 per cent of the titanium dioxide slag produced by RBM is suitable for the chloride process of titanium dioxide pigment manufacture and is sold internationally under a variety of short, medium and long-term contracts. The other 50 per cent of RBM is owned by Rio Tinto.

In July 2008, RBM announced the signing of a Memorandum of Understanding for a 26 per cent broad-based black economic empowerment transaction. A consortium including investors, local communities and employees has been identified. Negotiations with the selected parties to agree the terms of the transaction are ongoing.

Potash

We believe that sound industry fundamentals, driven by rising demand for fertilisers, together with the resource attributes and capital-intensive nature of greenfield potash developments, make potash a suitable commodity for our portfolio. We have acquired substantial exploration acreage in the province of Saskatchewan, Canada, home to the largest and most productive potash basin in the world. We are currently studying development alternatives (see Development projects below).

Information on Diamonds and Specialty Products mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production and reserve tables.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Diamonds

EKATI Diamond Mine

310 kilometres northeast of Yellowknife, Northwest Territories, Canada

Beartooth and Fox are open-cut mines and Panda and Koala are underground mines.

The mines are accessible year round by contracted aircraft.

Road access is available for approximately 10 weeks per year via an ice road.

We own an 80% interest in the Core Zone joint venture, which includes the existing operations. The remaining 20% interest is held by two individuals.

We also own a 58.8% interest in the Buffer Zone joint venture, made up predominantly of exploration targets.

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

Current active mines include two open-cut (Beartooth and Fox) and two underground mines (Panda and Koala).

The processing plant consists of crushers, washers/scrubber and grinder and heavy media separator. The diamond recovery process makes use of magnetics and X-ray sorters. Nameplate capacity is 9,000 tonnes of ore per day.

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

These leases are subject to the South African Mining Charter and must be lodged for a conversion to a New Order Mining Right by no later than 30 April 2009 (refer to section 2.8 ‘Government regulations’).

Richards Bay Minerals was formed in 1976 to mine and beneficiate the sands in the coastal dunes.

The mining operations were expanded to five, with the last mine added in 2000. In 2006, this was reduced to four, with the closure of one mining pond.

Mining is conducted largely by sand dredge mining, with minor supplementary dry mining. Gravity separation is then utilised to produce a heavy mineral concentrate. This concentrate is then trucked to a central processing plant to produce the finished products, being rutile and zircon and the ilmenite for smelter feed.

The smelter processes the ilmenite to produce titanium dioxide slag, with a titanium dioxide of approximately 85% and high-purity iron.

The nominal titanium slag capacity is 1.06 mtpa.

The power for the operation is purchased from the South African grid.

Development projects

Corridor Sands

We are working on a pre-feasibility study for the Corridor Sands titanium minerals project in the Gaza province of southern Mozambique, which we acquired in the WMC transaction.

Potash

We are working on a pre-feasibility study for the Jansen project, a potentially substantial greenfield potash mine in the province of Saskatchewan, Canada. The Jansen project envisages the development of an underground mining operation, processing plant and associated infrastructure. While we are conducting the Jansen pre-feasibility study, we plan to pursue other potash projects in the region.

EKATI expansions

We are working on pre-feasibility and concept studies for developments at EKATI. Because of the nature of the kimberlite pipes in which diamonds are found, individual pipes are relatively short-lived, so we are continually working on options to bring new pipes on-stream.

2.2.6 Stainless Steel Materials Customer Sector Group

Our Stainless Steel Materials business is primarily a supplier of nickel to the stainless steel industry. Nickel is an important component of the most commonly used types of stainless steel. In addition, we supply nickel and cobalt to other markets including the specialty alloy, foundry, chemicals, and refractory material industries. We are the world’s third-largest producer of nickel. Our nickel business has expanded rapidly with the acquisition of the former WMC nickel assets in 2005 and the development of Ravensthorpe and the Yabulu expansion. We have a number of options to continue expanding to meet the anticipated growth in stainless steel demand. We sell our nickel products under a mix of long-term, medium-term and spot contracts, with prices linked to the LME nickel price.

Our nickel business comprises three sets of assets:

Nickel West

Nickel West is the name for our wholly-owned Western Australian nickel assets, which consist of an integrated system of mines, concentrators, a smelter and refinery, together with our new Ravensthorpe nickel operation. We mine nickel bearing sulphide ore at our Mt Keith, Leinster and Cliffs operations north of Kalgoorlie, Western Australia. We operate concentrator plants at Leinster, which also concentrates ore from Cliffs, and at Mt Keith. Although its ore is relatively low grade, Mt Keith is a large open-cut nickel mine and the concentrator processes approximately 11.5 mtpa of ore. Leinster and Mt Keith have reserve lives of seven and 14 years, respectively at current rates of production, and both have options for further expansion. Cliffs is a new high grade underground mine with an expected reserve life of five years with extraction of ore commencing in FY2008.

We also operate the Kambalda concentrator south of Kalgoorlie, which processes material purchased from third parties.

We transport concentrate from Leinster, Mt Keith and Kambalda to our Kalgoorlie smelter, which processes it into nickel matte, containing approximately 68 per cent nickel. In FY2008, we exported approximately 31 per cent of our nickel matte production. We processed the remaining nickel matte at our Kwinana nickel refinery, which produces nickel metal in the form of LME grade briquettes and nickel powder, together with a range of saleable by-products. In June 2008, we announced that we brought forward a planned furnace rebuild at the Kalgoorlie smelter and that, as a consequence, both the smelter and the Kwinana nickel refinery were shut down. The smelter furnace rebuild was completed after approximately three months, with the refinery scheduled to resume production by the end of September 2008.

Our Ravensthorpe nickel operation was commissioned during FY2008 and is in the process of ramping-up to full capacity. Ravensthorpe comprises a large open-cut laterite nickel mine and an enhanced pressure acid leach concentrator plant. We will ship the plant’s production, a mixed hydroxide precipitate (MHP) containing approximately 40 per cent nickel, to the expanded Yabulu refinery (see below) for refining into nickel metal. Ravensthorpe has a reserve life of 21 years based on the expected rate of production when the ramp-up is complete.

Yabulu

This wholly-owned nickel refinery in Queensland, Australia began operations in 1974 to service the nearby nickel laterite Greenvale mine, which closed in 1993. Since then, it has continued to process laterite ores purchased from third party mines in New Caledonia, Indonesia and the Philippines. In FY2008, we completed a significant expansion of the refinery to give it the capacity to process MHP from Ravensthorpe. The expansion more than doubled the nickel production capacity of the plant to an estimated 76,000 tpa of contained nickel.

Cerro Matoso

Cerro Matoso, our 99.94 per cent owned nickel operation in Colombia, combines a lateritic nickel ore deposit with a low-cost ferronickel smelter. Cerro Matoso is the world’s second-largest producer of ferronickel and one of the lowest-cost producers of ferronickel. The smelter produces high-purity, low-carbon ferronickel granules. Production in FY2008 was 41,800 tonnes of contained nickel, approximately 9,000 tonnes lower than FY2007’s production principally due to an industrial stoppage during FY2008. Cerro Matoso has an estimated reserve life of 42 years, based on current production levels. We are considering options that would expand processing capacity significantly (see Development projects below).

Information on Stainless Steel Materials mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production and reserve tables.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Nickel

Leinster

375 kilometres north of Kalgoorlie in Western Australia, Australia

Open-cut and underground mines

The mine is accessible by government-owned road and rail.

Nickel concentrate is shipped by rail to the Kalgoorlie smelter.

We own and operate the mines at Leinster.

We hold 21-year leases over the land from the Western Australian Government. The leases have expiry dates between 2009 and 2029. Further renewals are at the Government’s discretion.

Production commenced in 1967.

WMC purchased the Leinster nickel operations in 1988 from Mt Isa Mines and Western Selcast.

In June 2005, we gained control of Nickel West (Leinster, Mt Keith and Cliffs) as part of the acquisition of WMC.

Concentration plant with an operating capacity of 3 mtpa of ore.

Power at the Kambalda, Mt Keith, Leinster and Cliff’s nickel operations and at the Kalgoorlie nickel smelter is primarily derived from on-site third party gas-fired turbines. Gas for these turbines is sourced by us from the North West Shelf gas fields. The existing gas supply contract terminates in October 2013.

The gas is transported through the Goldfields Gas Pipeline, pursuant to an agreement with Southern Cross Energy that expires in January 2014.

Cliffs

430 kilometres north of Kalgoorlie in Western Australia, Australia

Underground mine

The mine is accessible by government-owned road.

Nickel ore is transported by road to the Leinster nickel operations for further processing.

We own and operate the mine at Cliffs.

We hold 21-year leases over the land from the Western Australian Government. The leases have expiry dates between 2025 and 2028. Further renewals are at the Government’s discretion.

		Production commenced in 2008. In June 2005, we gained control of Nickel West (Leinster, Mt Keith and Cliffs) as part of the acquisition of WMC.	Power is currently sourced by diesel fuelled generators.

Mt Keith

460 kilometres north of Kalgoorlie, Western Australia, Australia

Open-cut mine

The mine is accessible by private road.

Nickel concentrate is transported by road to Leinster nickel operations from where it is transported by public rail to Kalgoorlie smelter.

We own and operate the mine at Mt Keith.

We hold 21-year leases over the land from the Western Australian Government. The leases have expiry dates between 2009 and 2029. Further renewals are at the Government’s discretion.

		The Mt Keith mine was officially commissioned in January 1995 by WMC. In June 2005, we gained control of Nickel West (Leinster, Mt Keith and Cliffs) as part of the acquisition of WMC.	Concentration plant with a capacity of 11.5 mtpa of ore. Power is sourced from the same supplier under the same conditions as the Leinster mine.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Ravensthorpe

155 kilometres west of Esperance, Western Australia, Australia

Open-cut mine

The mine is accessible by government-owned road.

Mixed hydroxide precipitate is transported by road to the deepwater Port of Esperance, where it is then shipped by sea to BHP Billiton’s Yabulu Refinery.

We own and operate the mine at Ravensthorpe.

We hold 21-year leases over the land from the Western Australian Government. Expiry dates of the leases range between 2019 and 2028. Further renewals are at the Government’s discretion.

BHP Billiton announced approval of the Ravensthorpe Nickel Development Project in March 2004. Ravensthorpe was officially opened in May 2008. Total project cost was $2,086 million.

Ravensthorpe’s processing plant has a capacity of up to 50,000 tpa of contained nickel and 1,400 tpa of cobalt.

Ravensthorpe is a fully integrated operation, providing its own power.

Ravensthorpe Nickel Operation uses the Enhanced Pressure Acid Leach (EPAL) process, which combines pressure acid leaching and atmospheric leaching to recover nickel and cobalt from laterite ores, producing a mixed hydroxide precipitate.

Cerro Matoso Montelibano, Córdoba, Colombia Open-cut mine The mine is accessible by public highway.

We own 99.94% of CMSA. 0.06% is held by employees.

Existing mining concession rights are renewable in 2012 with a 30-year extension period until 2042. Further extension is possible at that time.

Land on which reserves are located is owned.

Mining commenced in 1980 and nickel production started in 1982 under Colombian Government, BHP Billiton and Hanna Mining ownership.

In 1989, we increased our ownership to 53%, in 1997 to 99.8% and in 2007 to 99.94%.

In 1999, an expansion project to double installed capacity was started, and in January 2001 the first metal was tapped from this second line.

The ferronickel smelter and refinery are integrated with the mine.

Beneficiation plant for the mine consists of a primary and secondary crusher, which is sent to a stacker for ore stockpiling and blending.

Process design capacity is 50,000 tpa. Actual capacity depends on nickel grade from the mine.

Electricity is supplied from the national grid based on supply contracts negotiated for 5-year periods. The existing electricity supply contract terminates in December 2010.

A pipeline supplies domestic natural gas for drier and kiln operation. The existing gas supply contract terminates in November 2008.

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

We hold 21-year leases over the land from the Western Australian Government. The lease expiry dates range between 2010 and 2029. Further renewals are at the government’s discretion.

		Mill and concentrator plant producing concentrate containing approximately 13% nickel.	The Kambalda concentrator has a capacity of approximately 1.6 mtpa of ore. Power arrangements are the same as for the Leinster mine (see above).
Kalgoorlie nickel smelter Kalgoorlie, Western Australia, Australia	We own and operate the Kalgoorlie nickel smelter operation and hold freehold title over the property.	The flash smelting process produces matte containing approximately 68% nickel.	The Kalgoorlie smelter has a capacity of 110,000 tpa of nickel matte. Power arrangements are the same as for the Leinster mine (see above).
Kwinana nickel refinery 30 kilometres south of Perth, Western Australia, Australia	We own and operate the Kwinana nickel refinery operation and hold freehold title over the property.

The refinery uses the Sherritt-Gordon ammonia leach process to convert nickel matte from the Kalgoorlie nickel smelter into LME-grade nickel briquettes and nickel powder.

The refinery also produces a number of intermediate products, including copper sulphide, cobalt-nickel sulphide and ammonium sulphate.

The Kwinana nickel refinery has a capacity of approximately 65,000 tpa of nickel metal.

Power generated by Southern Cross Energy in the goldfields is distributed across Western Power’s network for use at the Kwinana nickel refinery. We purchase delivered gas for use at the Kwinana nickel refinery. This gas is sourced from North West Shelf gas fields and is transported by the Dampier to Bunbury natural gas pipeline and the Parmelia pipeline.

The existing gas supply contract terminates in October 2013

Yabulu 25 kilometres northwest of Townsville, Queensland, Australia	We own and operate Yabulu and hold freehold title over the refinery property. The berth, ore handling facilities and fuel oil facilities at the Townsville port are situated on long-term leasehold land

Yabulu consists of a laterite nickel refinery and cobalt refinery.

The Yabulu refinery has two major sections. We process nickel ore at the front end section using a reduction roast. The reduced nickel ore is put through an ammonia-ammonium carbonate leaching process before being combined with MHP at the back end section. The mixture

The Yabulu refinery has an annual production capacity of approximately 76,000 tonnes of nickel and 3,200 tonnes of cobalt.

Currently, we source power and steam from a combination of on-site coal-fired and oil-fired boilers, electrical power from

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source

goes through a solvent extraction process that was developed and patented at the refinery. The metal refining separates the nickel and cobalt. Our cobalt purification plant produces a high-purity cobalt oxide hydroxide product.

Ergon Energy and coal seam gas from AGL Energy / Arrow Energy (50% owners).

The existing gas supply contract terminates in May 2020.

The existing coal supply contract terminates in March 2011, but can be extended.

Development projects

Perseverance Deeps

We are undertaking a feasibility study into extending the life of the existing high-grade sulphide Perseverance mine located at Leinster in Western Australia, by implementing a block cave mining method below 1.1 kilometres depth. If approved, the mine would deliver ore into the existing Nickel West infrastructure.

Cerro Matoso expansion options

We have undertaken conceptual studies on options for expanding production at Cerro Matoso, including building a third and fourth processing line and a heap leaching operation. If we successfully complete feasibility studies and BHP Billiton Board approval is given, these projects could result in Cerro Matoso’s capacity more than doubling within 10 years.

2.2.7 Iron Ore Customer Sector Group

Our iron ore CSG consists of our Western Australia Iron Ore business (WAIO) and a 50 per cent interest in the Samarco joint venture in Brazil.

Western Australia Iron Ore

WAIO’s operations involve a complex integrated system of seven mines, more than 1,000 kilometres of rail and port facilities, located in the Pilbara region of northern Western Australia.

In response to surging demand for iron ore, we have been rapidly expanding our WAIO operations. Since 2001, we have completed five expansion projects to increase our system production capacity from 69 mtpa to 129 mtpa (100 per cent basis). All of these projects have been completed on time and on budget. We now have a project underway to further increase system capacity to 155 mtpa by the end of FY2010. Additional projects now undergoing feasibility or pre-feasibility studies would, if approved and completed on schedule, increase system capacity to 300 mtpa by 2015. Our share of FY2008 production was approximately 103.8 million tonnes of ore.

Our Pilbara reserve base is relatively concentrated, allowing us to plan our development around a series of integrated ‘mining hubs’ joined to the ore bodies by conveyor or spur line. The mining hub approach enables us to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for a number of ore bodies. Blending ore at the hub gives us greater flexibility to responding to changing customer requirements and changing properties in the ore being mined, as well as reducing the risk of port bottlenecks. In recent years, we have also driven operational efficiency by a number of business improvement initiatives, such as our proprietary BLASOR development planning optimisation software, increased mining and processing automation, and using technology to increase the length and frequency of trains.

In conjunction with our capacity expansion, we have substantially expanded our reserve evaluation capability to improve our reserve knowledge and extend the life of our Pilbara reserves. In June 2008, we announced a 23 per cent increase in our ore reserve for our

WAIO operations and we estimate that we have significant additional mineralisation. Our proven ore reserves are high grade, with average iron content ranging from 57.4 per cent at Yandi to 63.2 per cent at Mt Newman. The reserve lives of our mines at current production levels range from 12 years at Mt Goldsworthy (Northern) to 61 years at Jimblebar.

Most of our sales take place under long-term volume contracts with steel producers in North Asia. Prices are generally set through annual negotiations. In the longer term, we are promoting a shift away from annually negotiated prices to a system based on index prices.

Fortescue Metals Group has applied to the Australian National Competition Council for access to our rail infrastructure in the Pilbara. See Section 8 ‘Legal Proceedings - Mt Newman and Goldsworthy railway lines.’ If FMG is successful in its application, its use of our railways may have a material adverse impact on our expected production from WAIO.

Samarco

We are a 50-50 joint venture partner with Vale at the Samarco operations in Brazil. During the 2008 fiscal year, Samarco completed an expansion project consisting of a third pellet plant, a mine expansion, a new concentrator, port enhancements and a second slurry pipeline. Our share of production in FY2008 was approximately 8.5 million tonnes of ore. Samarco has a reserve life of 21 years at current production rates.

Information on Iron Ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production and reserve tables.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Mt Newman joint venture

Pilbara region, Western Australia, Australia

Open-cut mine

The mine is accessible by public road and Company-owned rail to the joint venture’s Nelson Point shipping facility at Port Hedland.

We hold an 85% interest in the Mt Newman joint venture. The other 15% is held by Mitsui ITOCHU Iron (10%), ITOCHU Minerals and Energy of Australia (5%).

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

Power comes from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines under long-term contracts.

Yandi joint venture Pilbara region, Western Australia, Australia Open-cut mine The mine is accessible by public road and Company-owned rail to the Nelson Point shipping facility at Port Hedland.

We hold an 85% interest in the Yandi joint venture. The other 15% is held by Mitsui Iron Ore Corporation (7%), ITOCHU Minerals and Energy of Australia (8%).

An independent contract mining company is the operator of the mine.

Mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2012 with renewal right to a further 42 years.

We began development of the orebody in 1991. The first shipment occurred in 1992. Capacity was progressively expanded between 1994 and 2003 and is currently in excess of 42 mtpa.

Two processing plants and a primary crusher and overland conveyor are used to crush and screen ore and deliver it to one of two train-loading facilities.

Power comes from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines under long-term contracts.

Jimblebar Pilbara region, Western Australia, Australia Open-cut mine	We own 100% of the Jimblebar lease. We have a sublease agreement over the Wheelara deposit with ITOCHU Minerals and Energy of Australia, Mitsui Iron Ore and four separate subsidiaries of Chinese

Production at Jimblebar began in March 1989.

The ore currently being produced is blended with ore produced from Mt Whaleback and satellite orebodies 18, 23, 25, 29 and 30 to create the Mt Newman blend.

Primary and secondary crushing plant (capacity of 8 mtpa). Power comes from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines under long-term contracts.

Name, location type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
The mine is accessible by public road and Company-owned rail to Port Hedland via a 30 kilometre spur line linking with the main Newman to Port Hedland railway.

steelmakers. As a consequence of this arrangement, we are entitled to 85% of production from the Wheelara sublease.

An independent contract mining company is the operator of the mine.

Mining lease under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires in 2009 with the rights to successive renewals of 21 years.

Mt Goldsworthy joint venture

Pilbara region, Western Australia, Australia

Open-cut mine includes Area C, Yarrie and Nimingarra.

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

Four mineral leases under the Iron Ore (Mt Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972, which have expiry dates between 2008 and 2028 with rights to successive renewals of 21 years.

A number of smaller mining leases granted under the Mining Act 1978 in 2005.

Operations originally commenced at the Mt Goldsworthy project in 1966 and the Shay Gap mine in 1973. The original mine closed in 1982 and the associated Shay Gap mine closed in 1993. Since then, mining has continued from the adjacent Nimingarra and Yarrie areas.

We opened Area C mine in 2003.

The primary crushers at Yarrie and Nimingarra, with a combined capacity of 8 mtpa, have been placed into care and maintenance. Yarrie is currently using mobile in-pit crushing plant at a rate of 2 mtpa.

An ore processing plant, primary crusher and overland conveyor are located at Area C with capacity of 42 mtpa.

Power for Yarrie and Nimingarra is sourced via overhead powerlines from the Port Hedland gas-fired powered station operated by Alinta Dewap under long term contracts.

Area C sources its power from the Newman gas-fired power station also operated by Alinta Dewap under long-term contracts.

Samarco

Southeast Brazil

Open-cut mine

The mine is accessible by public road. Conveyor belts transport iron ore to the beneficiation plant and a 396 kilometre slurry pipeline transports pellet feed to the pellet plants on the coast.

Iron pellets are exported via private port facilities.

We own 50% of Samarco. The other 50% is owned by Vale. Samarco is operated as an independent business with its own management team.

The Brazilian Government has granted mining concessions to Samarco as long as it mines the Alegria complex according to an agreed plan.

Production began at the Germano mine in 1977 and at the Alegria complex in 1992. The Alegria complex has now replaced the depleted Germano mine.

An expansion occurred in 1997 when a second pellet plant was built. In 2005, an optimisation project increased pellet feed and pellet production.

The most recent expansion occurred in 2008 when a third pellet plant was built as well as a second pipeline.

There are two 396 kilometre iron ore slurry pipelines integrating the mining complex to pellet plants.

With the addition of the third pellet plant expansion,

Samarco has the capacity to process and pump a total of 24 million tonnes of ore concentrate a year and produce and ship approximately 21.6 million tonnes of pellets.

Samarco holds interests in two hydroelectric power plants. These plants furnish approximately 19.2% of Samarco’s electricity requirements.

Samarco has signed two agreements expiring in 2014 to purchase remaining power needs from two local concessionaires that operate other hydro-electric power plants.

Development projects

Western Australia Iron Ore

During FY2008 the Rapid Growth Project (RGP) 3 was completed and has delivered an additional 20 mtpa of capacity, bringing the total installed capacity in the business to 129 mtpa (100 per cent share). This has seen the delivery of additional mining and processing facilities at the Area C mine, together with expansions to the rail and port infrastructure, including the rebuilding of the ‘C’ Berth at Finucane Island.

The Board approved project expenditure of US$1,850 million in March of 2007 for RGP 4. The focus of this expansion project is within the Newman area and is expected to increase installed capacity to 155 mtpa (100 per cent share) by early 2010.

A variety of feasibility studies are being undertaken as part of the plan to grow business capability to 300 mtpa by 2015, and of these, RGP5 is the most advanced. In January, the Board approved our share of pre-expenditure of US$1,100 million (US$930 million our share) to progress the project while the feasibility study is being completed.

Samarco

In October 2005, the Board approved construction of a third pellet plant at Ponta Ubu, together with a mine expansion, a new concentrator at Germano, port enhancements and a second slurry pipeline. The project has increased iron ore pellet capacity by 7.6 mtpa at a cost of US$1,480 million (US$740 million our share). Production commenced during in March 2008.

Guinea

We are currently carrying out concept studies in Guinea (West Africa) at our Nimba deposit to determine the economic viability, sustainability impacts and management implications of operations in this area.

2.2.8 Manganese Customer Sector Group

Our Manganese CSG operations produce a combination of ores, alloys and metal from sites in South Africa and Australia. We are the world’s largest producer of seaborne manganese ore and in the top three global producers of manganese alloy.

Manganese alloy is a key input into the steel making process, and demand for manganese has reflected the growth in global steel production. Our high-grade ore is particularly valuable to alloy producers because of the ‘value in use differential’ over low-grade ore, which is the degree to which high grade ore is proportionately more efficient in the alloy process than the difference in grade.

Although our corporate strategy is to focus on upstream resources businesses, our low-cost alloy smelters have been significant contributors to our profit in recent years. In addition, they add value to the overall manganese business because they enable us to access markets with an optimal mix of ore and alloy, optimise production to best suit market conditions and give us insights into the performance of our ores in smelters that assist our ore marketing efforts.

In recent years, we have sold approximately 80 per cent of our ore production and used the remainder as feedstock in our alloy smelters. More then 90 per cent of our ore sales are priced quarterly or, occasionally, on a spot basis while the rest are priced annually.

We own all of our manganese mining assets and alloy plants through 60-40 joint ventures with Anglo-American known as Samancor Manganese. We are the operator of the assets in this joint venture. The Samancor Manganese joint venture also owns 51 per cent of the Manganese Metal Company, which operates a manganese metal plant in South Africa. Our manganese metal and alloy sales are principally to steelmakers, generally under long-term contracts that typically provide for quarterly price adjustments, either by negotiation or by reference to published market prices.

We have two mines at Hotazel in the Northern Cape province of South Africa and the GEMCO mine on Groote Eylandt in the Gulf of Carpentaria off northern Australia.

•	Hotazel

The Samancor Manganese joint venture owns the Mamatwan open-cut mine and the Wessels underground mine. These assets produced a record three million tonnes of ore during FY2008 and we have opportunities for further expansion. At current production rates, Mamatwan and Wessels have reserve lives of 14 and 20 years.

•	GEMCO

As a result of its location near our own port facilities and its simple, open-cut mining operation, GEMCO is one of the lowest-cost manganese ore producers in the world. This, and its high-grade of ore and relative proximity to Asian export markets make it unique among the world’s manganese mines. GEMCO produced over 3.5 million tonnes of ore in FY2008. At current production rates, it has a reserve life of 17 years. GEMCO currently has an expansion project underway and is studying another (see Development projects below).

We have alloy plants in Gauteng, South Africa (Metalloys/Advalloy) and Tasmania, Australia (TEMCO).

•	Metalloys/Advalloy

Samancor Manganese’s Metalloys alloy plant, which includes the former Advalloy joint venture operation, is one of the largest manganese alloy producers in the world. Due to its size and access to high-quality feedstock from our Hotazel operations, it is also one of the lowest-cost alloy producers. Metalloys produces high and medium-carbon ferromanganese and silicomanganese.

•	TEMCO

TEMCO produces high-carbon ferromanganese, silicomanganese and sinter from ore shipped from GEMCO, primarily using hydro-electric power.

During FY2008, our South African mines and plants were affected by a mandatory 10 per cent reduction in electricity consumption as a result of generation constraints at the national power utility, Eskom. We have supplemented our power supply with additional diesel generation capacity and adjusted our product mix towards more energy efficient products. We expect to maintain overall production levels, although our costs will increase marginally.

Information on Manganese mining operations

The following table contains additional details of our mining operations. These tables should be read in conjunction with the production and reserve tables below.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Hotazel Manganese Mines

Kalahari Basin, South Africa

Mamatwan is an open-cut mine.

Wessels is an underground mine.

The mines are accessible by rail and public road. Most ore and sinter products are transported by government-owned rail. Approximately one third of the ore produced is beneficiated locally with the balance exported via Port Elizabeth and Durban.

Hotazel Manganese Mines, a
division of Samancor Manganese,
is the operator of Mamatwan and
Wessels.

To comply with the South African
Mining Charter and scorecard,
Samancor Manganese should
obtain 15% Black Economic
Empowerment (BEE) ownership of
its Hotazel Manganese Mines by
April 2009. Hotazel has reached
agreement to pool its mineral
rights in a new vehicle that will
have a 9% BEE shareholding. The
transaction is pending government
approval. Negotiations
are underway with possible BEE
partners for the balance of the
15% target.

Mamatwan was commissioned in 1964. Wessels was commissioned in 1973.	Mamatwan’s capacity is
currently 2.8 mtpa of ore
and sinter based on the
current product mix at the
mine. The beneficiation
plant consists of primary,
secondary and tertiary
crushing with associated
screening plants. There is a
dense medium separator
and a sinter plant with a
capacity of 0.9 mtpa of
sinter.

Wessels has two loaders
and four haulers with an
annual capacity of
approximately 0.9 mtpa of
ore. The processing is a
simple crushing and
screening circuit consisting
of primary and secondary
crushing circuits with
associated screening
capacity.

The power source is the
national utility company
Eskom. We have
supplemented our power
supply with additional back-
up diesel generation
capacity.

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

GEMCO owns and operates its own on-site diesel power generation facility.

Information on Manganese smelters, refineries and processing plants

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Advalloy (Pty) Ltd Meyerton, South Africa	Samancor Manganese owns 100% of Advalloy. Samancor Manganese holds freehold title over the property, plant and equipment.	Manganese alloy plant uses an oxygen blast converter process producing refined manganese alloy from molten metal from the adjacent Metalloys smelter.	Advalloy has a capacity of 82,000 tonnes per annum of medium-carbon ferromanganese in various fractions. The power source is from Eskom.
Manganese Metal Company (Pty) Ltd Nelspruit, South Africa	Samancor Manganese owns 51% of Manganese Metal Company. Delta Plc indirectly owns the remaining 49%. Manganese Metal Company holds freehold title over the property, plant and equipment.	A manganese production plant at Nelspruit processing and electrowinning of manganese ore into electrolytic manganese metal (via a selenium-free hydrometallurgical electroplating extraction process).	Manganese Metal Company has a capacity to produce 27,000 tonnes per annum of electrolytic manganese metal. The power source is from Eskom.
Metalloys Meyerton, South Africa	Metalloys is a division of Samancor Manganese. Samancor Manganese holds freehold title over the property, plant and equipment.	Manganese alloy plant uses eight electric arc furnaces to produce manganese alloys such as high-carbon ferromanganese and silicomanganese.

370,000 tonnes of high-carbon ferromanganese (including hot metal) and 120,000 tonnes of silicomanganese in various fractions per annum.

The power source is the national utility company Eskom plus 30 mw of internal power generation from waste gases.

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO) Bell Bay, Tasmania, Australia	We own 60% of TEMCO. Anglo American owns the remaining 40%. Samancor Manganese manages the operations. TEMCO holds freehold title over the property, plant and equipment.	Four electric arc furnaces and a sinter plant produce ferroalloys, including high-carbon ferromanganese, silicomanganese and sinter.

Nominal capacity based on the 2007 product mix is 128,000 tonnes of high-carbon ferromanganese, 126,000 tonnes of silicomanganese and 336,000 tonnes of sinter per annum.

TEMCO sources its electrical power from Aurora Energy, the state-owned power distribution and retailing company. Power in Tasmania is principally generated from hydro stations, but supplemented with a 240 mw gas generation station. TEMCO also self-generates 11mw for internal use from an on-site energy recovery unit.

Development projects

GEMCO expansion

We are currently expanding the capacity of GEMCO’s processing plant by an estimated 1.0 mtpa at a cost of US$110 million (our share). We are undertaking a pre-feasibility study into further expansion options. The commissioning phase is due to start 30 April 2009 and the ramp-up is estimated to take two months from this date.

Hotazel Manganese Mines

Two expansion projects in South Africa are expected to add 1.0 mtpa of capacity (100 per cent, or about 0.6 mtpa BHP Billiton share) for less than US$50 million capital expenditure (BHP Billiton share).

2.2.9 Metallurgical Coal Customer Sector Group

Our Metallurgical Coal CSG is the world’s largest supplier of seaborne metallurgical coal. Along with iron ore and manganese, metallurgical coal is a key input in the blast furnace production of steel, and, as a result, demand for metallurgical coal is exposed to the booming Chinese steel industry and the fast-growing Indian steel industry.

We have production assets in two major resource basins, the Bowen Basin in Central Queensland, Australia and the Illawarra region of New South Wales, Australia. We will shortly begin Stage 1 development in a third significant basin at Maruwai on the Indonesian island of Kalimantan.

Bowen Basin

Compared to competitive coal producing regions, the Bowen Basin is extremely well positioned to supply the seaborne market because of:

•	its high-quality metallurgical coals, which are more efficient in blast furnace use

•	the relatively low cost of production because of its extensive near-surface deposits

•	its geographical proximity to Asian customers

We enjoy access to key infrastructure, including a modern, integrated electric rail network and our own coal loading terminal at Hay Point, Mackay. This infrastructure enables us to maximise throughput and blending products from multiple mines to optimise the value of our production and satisfy customers.

Our Bowen Basin mines are owned through a series of joint ventures. We share 50-50 ownership with Mitsubishi Development Pty Ltd of the Goonyella Riverside, Peak Downs, Saraji, Norwich Park, Blackwater and Gregory Crinum mines, together with the Hay Point terminal. We own 80 per cent of the South Walker Creek and Poitrel mines, with Mitsui and Co. owning the other 20 per cent. All of these operations are managed by a BHP Billiton-Mitsubishi joint venture company known as BMA.

We export Bowen Basin metallurgical coal, under long-term or annual volume contracts with prices negotiated yearly. Our customers are steel producers around the world, particularly in north Asia and India.

During the third quarter of FY2008, north Queensland was affected by two episodes of unusually heavy rain and flooding. As a result, mining operations were temporarily suspended, and we were forced to declare force majeure on our sales contracts from late January until early June 2008. Production has recovered strongly and operations are now almost back to full capacity. Total attributable production in FY2008 was approximately 27.9 million tonnes, compared with 31.5 million tonnes in FY2007. As a result of the delayed deliveries, we will be delivering approximately 1.4 million tonnes of coal during the first quarter of FY2009 at the substantially lower Japanese fiscal year 2007 prices.

Illawarra

We own and operate three underground coal mines in the Illawarra region of New South Wales, which primarily supply metallurgical coal to the nearby BlueScope Port Kembla steelworks under long-term volume contracts with annually negotiated prices. Total production in FY2008 was approximately 7.3 million tonnes.

Production figures for both the Bowen Basin and Illawarra include some energy coal (less than 7 per cent and 12 per cent, respectively).

Information on Metallurgical Coal mining operations

The following table contains additional details of our mining operations. The tables should be read in conjunction with the production and reserves tables.

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

BMA operates the mines.

Leases for the CQCA mines have expiry dates between 2008 and 2037 and are renewable for such further periods as the Queensland Government allows.

The joint venture holds additional undeveloped leases in the Bowen Basin.

Goonyella mine, which commenced in 1971, merged with the adjoining Riverside mine in 1989 and is operated as the Goonyella Riverside mine. Reserves at the Riverside mine were depleted in 2005.

Peak Downs commenced production in 1972. Saraji mine commenced production in 1974. Norwich Park commenced production in 1979.

Blackwater mine commenced production in 1967. South Blackwater and Blackwater mines were integrated from late 2000.

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

BMA operates the mines.

Leases have expiry dates between 2013 and 2027, and are renewable for such further periods as the Queensland Government allows.

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

Leases have expiry dates between 2008 and 2020, and are renewable for such further periods as the Queensland Government allows.

The joint venture holds additional undeveloped leases in the Bowen Basin.

The joint venture commissioned Riverside, an open-cut mine, in 1983. Reserves were depleted in 2005.

South Walker Creek became operational in 1996, producing pulverised coal injection (PCI) product and minor quantities of by-product energy coal.

Construction for the Poitrel mine commenced in early 2006 and first coal was produced in October 2006. The mine has a production capacity of 3.0 mtpa of metallurgical and PCI coals.

South Walker Creek coal is beneficiated at on-site processing facilities with a capacity to produce 3.8 mtpa of coal.

Poitrel mine has entered into a joint venture agreement with the adjacent Millennium Coal mine to share coal processing and rail loading facilities. Poitrel has access to 3.0 mtpa capacity from the processing facilities.

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

West Cliff was commissioned in 1976.

Elouera opened in 1993. Reserves were nearly depleted in 2005. In December 2007, the mine was sold to Gujarat NRE FCGL Pty Ltd.

Dendrobium Mine opened in FY 2005.

Coal is beneficiated at two processing facilities with a capacity to produce approximately 8.0 mtpa. Power is sourced from the State of New South Wales’ electricity grid.

Development projects

Maruwai (Lampunut)

Maruwai is a large, high-quality, metallurgical coal deposit in Central and East Kalimantan provinces of Indonesia. Investment approval has been given for the Stage 1 development of the Maruwai metallurgical coal basin for a capital investment of approximately US$100 million.

The initial development project is the Haju open-cut mine and associated river port. The Haju mine is a small, discrete coal deposit that is expected to initially produce 1 mtpa of metallurgical coal, with expansion potential to 2 mtpa. First production is expected mid-2009. A feasibility study is currently underway for development of a 3-5 mtpa coal mine at the larger Lampunut deposit at Maruwai.

Bowen Basin Expansions

BMA is investigating a number of brownfield and greenfield expansion options in the Bowen Basin. The most advanced of these are Daunia, which is in feasibility and Caval Ridge, in pre-feasibility. Daunia would produce 3 mtpa and is located to the east of the Poitrel mine, and Caval Ridge would be a 5.5 mtpa mine to the north of the Peak Downs mine. Both developments would include coal handling preparation plants. BMA is also considering the expansion of existing operations to add 2.5 mtpa to Peak Downs and up to 9 mtpa at Goonyella Riverside.

In addition, BMA has finalised an agreement to acquire the New Saraji exploration project from New Hope for approximately US$1 billion (BHP Billiton share). The agreement is subject to regulatory and third party approval. New Saraji is located to the east of the Saraji mine. The deal includes a 10 mtpa entitlement at Abbott Point port expansion.

2.2.10 Energy Coal Customer Sector Group

Our Energy Coal CSG is one of the world’s largest producers and marketers of export energy coal (also known as thermal or steaming coal) and is also a significant domestic supplier to the electricity generation industry in Australia, South Africa and the United States. Our global portfolio of energy coal assets, our insights into the broader energy market through our sales of other fuels such as gas, uranium and oil, and our control of options for bulk freight provide our business with key advantages as a supplier. Like our other businesses, our Energy Coal CSG owns large, long-life assets with substantial options for expansion.

We generally make our domestic sales under long-term fixed-price contracts with power stations that are located in close proximity to the mine. We make export sales to power generators and some industrial users in Asia, Europe and the United States, usually under contracts for delivery of a fixed volume of coal. Pricing is either index-linked, or fixed, in which case we use financial instruments to swap our fixed-price exposure for exposure to the index.

We recognise that the need to control carbon dioxide emissions has substantial implications for the use of thermal coal as an energy source. Our Company has committed to invest US$300 million over the five years from June 2007 to support the research, development and demonstration of low-emissions technologies, including “clean coal” and carbon sequestration technologies. We have also developed the capacity to offer our export customers emissions credits in conjunction with their coal purchases.

We operate three sets of assets: a group of mines and associated infrastructure collectively known as BHP Billiton Energy Coal South Africa (BECSA) our New Mexico Coal operations in the United States; and our Hunter Valley Energy Coal operations in New South Wales, Australia. We also own a one-third share of the Cerrejón Coal Company, which operates a coal mine in Colombia.

BHP Billiton Energy Coal South Africa

BECSA operates three coal mines in the Witbank region of Mpumalanga province of South Africa, which produced a total of approximately 45 million tonnes in FY2008. We have two major mine expansion projects underway in South Africa (see Development projects below). In FY2008, BECSA sold approximately 64 per cent of its production to Eskom, the government-owned electricity utility in South Africa, and exported the rest via the Richards Bay Coal Terminal, in which we own a 24 per cent share. The reserve lives of the BECSA mines at current production rates range from 12 to 27 years.

In May 2008, we announced an agreement to sell our previously wholly-owned Optimum colliery, together with 6.5 mtpa of Richards Bay Coal Terminal entitlement, to an entity controlled by a broad-based black economic empowerment consortium. The sale was completed in June 2008, however the economic impact of the agreement was as if it were concluded on 1 July 2007. In July 2007, we sold our previously wholly-owned Koornfontein mine to a broad-based black economic empowerment consortium. We continue to market the export production from both mines.

New Mexico Coal

We own and operate the Navajo mine, located on Navajo land in New Mexico, and the nearby San Juan mine. Each of these mines transports its production directly to a nearby power station. The reserve lives of Navajo and San Juan at current production rates are 25 and 12 years, respectively. We are considering expansion options at Navajo (see Development projects below).

Hunter Valley Energy Coal

Our Hunter Valley operating asset is the Mt Arthur open-cut coal mine, which produced approximately 11.8 million tonnes in FY2008 and has a reserve life at current production rates of 14 years. We also have a number of projects in feasibility or pre-feasibility that, if completed, will form part of the Hunter Valley Energy Coal portfolio, including an open-cut expansion of the existing operation and an underground expansion of Mt Arthur (see Development projects below). We deliver approximately one-third of Mt Arthur’s production to local power stations and export the rest via the port of Newcastle.

Cerrejón Coal Company

Cerrejón Coal Company owns and operates the largest open-cut export coal mine in the world in La Guajira province of Columbia, together with integrated rail and port facilities through which the majority of production is exported. In FY2008, Cerrejón completed an expansion that increased capacity to 32 mtpa (100 per cent terms). At that rate of production, Cerrejón has a reserve life of 25 years.

Information on Energy Coal mining operations

The following table contains additional details of our mining operations. The tables should be read in conjunction with the production and reserves tables.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
South Africa

Khutala

100 kilometres east of Johannesburg, Gauteng Province, South Africa

Combination of open-cut and underground mines

The mine is accessible by public roads.

Domestic coal is transported via overland conveyor to the Kendal Power Station.

We own and operate the mine at Khutala.

BECSA is the holder of an Old Order Mining Right.

An application for conversion to a New Order Mining Right, submitted in 2004, is still being processed (refer to section 2.8 Government regulations).

Khutala was commissioned in 1984. Open-cut operations began in 1996. The mining of a thermal/metallurgical coal deposit for a domestic market commenced in 2003.

Beneficiation facilities consist of a crushing plant, for the energy coal with a nominal capacity of 18 mtpa. A separate smaller crusher and wash plant with a nominal capacity of 0.6 mtpa is used to beneficiate the metallurgical coal supplied from the opencast operation.

Power is supplied by Eskom under long term contracts.

Douglas/Middelburg

20 kilometres southeast of Witbank, Mpumalanga Province, South Africa

Open-cut mine

The mine is accessible by public roads.

Export coal is transported to RBCT by rail, while the domestic coal is transported via conveyor belt to the nearby Duvha Power Station.

We own 84% of the Middelburg mine in a joint venture. The remaining 16% is owned by Xstrata Plc through Tavistock Collieries Plc.

We are the operator of the mine.

BECSA and Tavistock Collieries are the holders of three Old Order Mining Rights (in respect of the Middelburg, Douglas and Kleinkopje Sections) in the joint venture ratio of 84:16. BECSA is the sole holder of an Old Order Mining Right in respect of the Albion Section. These Old Order Mining Rights must be lodged for a conversion to New Order Mining Rights by no later than 30 April 2009 (refer to section 2.8 Government regulations).

On 29 February 2008, we announced approval of the Douglas-Middelburg Optimisation (DMO) Project, with an expected capital investment of US$975 million.

To facilitate the DMO project, which is to be developed and owned solely by BHP Billiton, the

Middelburg mine was commissioned in 1982. Middelburg Mine Services (MMS) and Duvha Opencast became one operation in FY1996.

Beneficiation facilities consist of the following: tips and crushing plants, two export wash plants, a middlings wash plant and a de-stone plant. The overall capacity is 30 mtpa.

Power is supplied by Eskom under long term contracts.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Douglas Tavistock Joint Venture (DTJV) will be restructured with each of the joint venture partners being allocated coal resources according to their ownership share.

A number of regulatory approvals are being sought to give effect to this restructure.

Optimum

200 kilometres east of Johannesburg in Mpumalanga Province, South Africa

Open-cut mine

Access to the mine is via public roads.

Export coal is transported to RBCT by rail, while the domestic coal is transported via conveyor belt to the nearby Hendrina Power Station.

	We owned and operated the mine at Optimum. On 14 May 2008 we announced that we reached agreement to sell Optimum. The fulfilment of certain regulatory requirements including the conversion and transfer of Optimum’s mining rights in terms of the Minerals and Petroleum Resources Development Act 2002 and the approval of the South African Competition Commission has enabled the conclusion of the sale, effective 30 June 2008.	Optimum was commissioned in 1970.	Beneficiation facilities include tips and crushing plants, an export washing plant and a de-stone plant. The overall capacity is 17 mtpa. Power is supplied by Eskom under long term contracts.

Klipspruit

30 kilometres west of Witbank, Mpumalanga Province, South Africa

Open-cut mine

Access to the mine is via public roads.

Export coal is transported to RBCT via Spoornet (a government business enterprise) railway.

We own and operate the mine at Klipspruit.

BECSA is the holder of an Old Order Mining Right. An application for conversion to a New Order Mining Right was submitted in 2004 and is still being processed (refer to section 2.8 Government regulations).

		The project was approved by the Mpumalanga Department of Agriculture, Conservation and Environment in 2003. An initial mini-pit was started in August 2003 as a truck and shovel contractor operation.	Current beneficiation facilities consist of a tip and crushing plant, as well as an export wash plant 32 kilometres from the mine. The overall capacity is 4.8 mtpa. Power is suppled by Eskom under long-term contracts.
Australia

Mt Arthur Coal

Approximately 125 kilometres from Newcastle, New South Wales, Australia

Open-cut mine

The mine is accessible by public road.

Domestic coal is transported by an overland conveyor to Bayswater Power Station.

Export coal is transported by a combination of private and public rail, approximately 125 kilometres to the port of Newcastle.

	We own and operate the mine at Mt Arthur. We hold various mining leases that expire between October 2010 and 2028.	Coal production from the Mt Arthur area commenced in 2002

Main beneficiation facilities include coal handling, preparation and washing plants with a total capacity of 9.8 mtpa. Washery by-pass coal is also sold.

Power is supplied by local energy providers, from the eastern Australia power grid.

Name, location, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
America

BHP Navajo Coal Company

30 kilometres south west of Farmington, New Mexico, US

Open-cut mine

Navajo mine is accessible by public roads located on the Navajo Nation Indian Reservation. We transport all coal 25 kilometres from the production areas via our dedicated railroad to the Four Corners Power Plant (FCPP).

	We own and operate the mine. The mine is subject to a long-term lease from the Navajo Nation. The lease continues for as long as coal can be economically produced and sold in paying quantities.	The mine has been in operation since 1963, and the contracts continue to 2016.

The mine has the capacity to produce and process 7.7 mtpa. Mined coal is sized and blended to contract specifications using stackers and reclaimers with no further beneficiation.

Power is supplied from FCPP.

San Juan/La Plata Mines

25 kilometres west of Farmington, New Mexico, US

The San Juan mine is accessible by public roads.

Transport of coal to the San Juan Generating Station is by truck and conveyer belt.

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

The mine has the capacity to produce 6.4 mtpa of coal. Mined coal is sized and blended to contract specifications using stockpiles with no further beneficiation.

The La Plata Mine is undergoing final closure, which is expected to be complete by late 2008.

Colombia

Cerrejón Coal Company

Maicao, La Guajira province, Colombia

Open-cut mine

The export facility is 150 kilometres northeast of the mine on the Caribbean coast at Puerto Bolivar and is connected to the mine by a single-track railway. Access to the mine is via public roads and by charter aircraft to the mine’s airstrip.

	We own 33.33% of the Cerrejón Coal Company in a joint venture. The remaining 66.67% interest is owned by Anglo American Plc (33.33%) and Xstrata Plc (33.33%). Mining leases expire in 2034.	The original mine began as a joint venture between Exxon’s Intercor and the Colombian Government entity Carbocol in 1976. Over time, the partners have changed, nearby operations have been merged and progressive expansion resulted in the current 32 mtpa operation.	Beneficiation facilities include a crushing plant with a capacity of 32 mtpa and a washing plant. Electricity is supplied through the local Colombian power system.

Development projects

Klipspruit

We are expanding the production capacity of BECSA’s Klipspruit mine by approximately 3.2 mtpa to 8 mtpa. The project also involves the construction of a 16 mtpa coal processing plant on Klipspruit land as a 50-50 joint venture with Anglo Coal, which is constructing the plant. We expect to produce first coal in the second half of calendar 2009, and estimate our share of the cost of the project at US$450 million. We expect the expanded mine to have a reserve life of approximately 20 years.

Douglas-Middelburg Optimisation Project

This project involves works to optimise the development of existing reserves across the Douglas and Middelburg collieries, the development of additional mining areas and the construction of a new 14 mtpa coal processing plant, which will replace the less efficient existing plant at Douglas. The work will enable us to maintain energy coal exports from the combined Douglas and Middelburg colliery at around current levels (approximately 10 mtpa) while also fulfilling our domestic contractual commitments. The expected capital investment is US$975 million and the new plant is scheduled to receive its first coal in mid-calendar 2010.

Navajo South

We are undertaking a feasibility study on a project called the Desert Rock project, which would expand the Navajo mine to supply a proposed new power station to be built immediately adjacent to the mine with up to 5.7 mtpa. The project schedule is tied to the approval process for the power station. The proposed power plant was granted a final air permit by the United States Environmental Protection Agency on 31 July 2008.

Mt Arthur open-cut expansion

We are undertaking a feasibility study into an open-cut expansion of the existing operation that is expected to increase export coal production by approximately 3.7 mtpa with first coal expected in the second half of calendar year 2010.

Mt Arthur underground

We are undertaking a feasibility study into a new underground mine that will share much of the existing Mt Arthur mine’s infrastructure, including the coal preparation plant and rail loading facility.

Newcastle Third Export Coal Terminal

We are a 35.5% shareholder in a joint venture company that is constructing a new 30 mtpa export coal loading facility to supplement existing public facilities in the port of Newcastle. Our share of the construction cost is estimated at US$390 million. The first ship loading of coal is scheduled for late calendar year 2010.

2.3 Production

2.3.1 Petroleum

The table below details our Petroleum CSG’s historical net crude oil and condensate, natural gas and natural gas liquids production, primarily by asset, for each of the three years ended 30 June 2008, 2007 and 2006. We have shown volumes of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP Billiton Group share of production Year ended 30 June
	2008	2007	2006

Petroleum
Crude oil and condensate (‘000 of barrels)
Bass Strait	12,843	14,231	14,682
North West Shelf	9,090	10,765	9,119
Atlantis	7,406	—	—
Shenzi	548	—	—
Liverpool Bay & Bruce / Keith	3,640	4,656	5,699
ROD & Ohanet	6,722	7,591	7,446
Other – Australia/Asia	8,777	1,365	1,600
Other – Americas	8,417	6,560	7,327
Total crude oil and condensate	57,443	45,168	45,873

Natural gas (billion cubic feet)
Bass Strait (1)	123.93	114.50	109.74
North West Shelf (1)	108.49	105.49	104.16
Atlantis	3.73	—	—
Shenzi	0.14	—	—
Liverpool Bay & Bruce / Keith	45.21	53.27	60.82
Other – Australia/Asia	78.44	74.83	77.68
Other – Americas	8.07	8.73	8.04
Total natural gas	368.01	356.82	360.44

Natural Gas Liquids (‘000 of barrels) (1)
Bass Strait	7,755	7,756	7,740
North West Shelf	1,498	1,689	1,684
Liverpool Bay & Bruce / Keith	426	563	488
ROD & Ohanet	1,045	1,514	1,516
Total NGL	10,724	11,522	11,428

Total petroleum products production (million barrels of oil equivalent) (2)	129.50	116.19	117.36
Average sales price Oil and condensate (US$ per barrel)	96.27	63.87	61.90
Natural gas (US$ per thousand cubic feet)	3.87	3.19	3.33
Average production cost (3)
US$ per barrel of oil equivalent (including indirect taxes)	7.30	7.16	6.40
US$ per barrel of oil equivalent (excluding indirect taxes)	5.40	5.50	5.01

(1)	In FY2007 we began reporting LPG and Ethane Natural Gas Liquids (NGL), consistent with petroleum industry practice. Product-specific conversions are made and NGL are reported in barrels of oil equivalent. The 2006 comparatives have been restated.
(2)	Total barrels of oil equivalent (boe) conversions based on the following: 6,000 scf of natural gas equals 1 boe.
(3)	Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown excluding resource tax and including and excluding other indirect taxes and duties, and including the foreign exchange effect of translating local currency denominated costs and indirect taxes into US dollar.

2.3.2 Minerals

The table below details our mineral and derivative product production for all CSGs except Petroleum for the three years ended 30 June 2008, 2007 and 2006. Production shows our share unless otherwise stated.

		BHP Billiton Group share of production Year ended 30 June
By CSG by mineral	BHP Billiton interest %	2008	2007	2006
Aluminium CSG
Alumina
Production (‘000 tonnes)
Worsley, Australia	86	3,035	2,956	2,763
Alumar, Brazil	36	536	526	503
Paranam, Suriname	45	983	978	921
Total alumina		4,554	4,460	4,187
Aluminium
Production (‘000 tonnes)
Hillside, RSA	100	695	704	700
Bayside, RSA	100	168	194	179
Mozal, Mozambique	47.1	257	265	262
Alumar, Brazil	40	178	177	178
Valesul, Brazil (1)	-	-	-	43
Total aluminium		1,298	1,340	1,362
Base Metals (2)
Copper
Payable metal in concentrate (‘000 tonnes)
Escondida, Chile	57.5	679.5	638.9	671.0
Antamina, Peru	33.75	111.7	113.7	124.2
Pinto Valley, US	100	26.8	-	-
Tintaya, Peru (3)	-	-	-	64.5
Total copper concentrate		818.0	752.6	859.7
Cathode (‘000 tonnes)
Escondida, Chile	57.5	131.6	126.1	66.7
Cerro Colorado, Chile (4)	100	106.4	105.8	94.1
Pinto Valley, US	100	6.9	7.6	8.2
Olympic Dam, Australia	100	169.9	182.5	204.3
Spence, Chile (5)	100	142.7	75.5	-
Tintaya, Peru (3)	-	-	-	34.8
Total copper cathode		557.5	497.5	408.1
Total copper		1,375.5	1,250.1	1,267.8
Uranium oxide
Payable metal in concentrate (tonnes)
Olympic Dam, Australia	100	4,144	3,486	3,936
Total uranium oxide		4,144	3,486	3,936
Zinc
Payable metal in concentrate (‘000 tonnes)
Antamina, Peru	33.75	83.5	73.0	40.3
Cannington, Australia	100	61.0	45.7	68.8
Total zinc		144.5	118.7	109.1
Silver
Payable metal in concentrate (‘000 ounces)
Escondida, Chile	57.5	3,604	3,514	3,379
Olympic Dam, Australia (refined silver)	100	780	814	884
Antamina, Peru	33.75	3,505	3,132	3,174
Cannington, Australia	100	35,485	29,105	38,447
Pinto Valley, US (6)	100	113	-	-

	BHP Billiton interest %	BHP Billiton Group share of production Year ended 30 June
By CSG by mineral		2008	2007	2006
Tintaya, Peru (3)	-	-	-	592
Total silver		43,487	36,565	46,476
Lead
Payable metal in concentrate (‘000 tonnes)
Antamina, Peru	33.75	1.6	1.5	-
Cannington, Australia	100	251.5	210.8	266.3
Total lead		253.1	212.3	266.3
Gold
Payable metal in concentrate (‘000 ounces)
Escondida, Chile	57.5	79.7	84.4	79.8
Olympic Dam, Australia (refined gold)	100	80.5	91.7	107.5
Pinto Valley, US	100	1.7	-
Tintaya, Peru (3)	-		-	29.2
Total gold		161.9	176.1	216.5
Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru	33.75	2,542	2,268	2,515
Total molybdenum		2,542	2,268	2,515
Diamonds and Specialty Products
Production (‘000 carats)
EKATI, Canada	80	3,349	3,224	2,561
Total diamonds		3,349	3,224	2,561
Titanium minerals (7) (8)
Titanium slag (8)
Production (‘000 tonnes)
Richards Bay Minerals, RSA	50	480	465	435
Rutile (8)
Production (‘000 tonnes)
Richards Bay Minerals, RSA	50	43	35	36
Zircon (8)
Production (‘000 tonnes)
Richards Bay Minerals, RSA	50	120	120	118
Phosphates
Production (‘000 tonnes)
Southern Cross Fertiliser (formerly Queensland Fertilizer) (7)(9)(10)	100	-	84.3	861.3
Total phosphates		-	84.3	861.3
Stainless Steel Materials
Nickel
Production (‘000 tonnes)
Cerro Matoso, Colombia	99.94	41.8	51.0	51.5
Nickel West, Australia	100	98.1	104.1	101.4
Yabulu, Australia	100	28.0	32.1	23.3
Total nickel		167.9	187.2	176.2
Cobalt
Production (‘000 tonnes)
Yabulu, Australia	100	1.7	1.7	1.0
Iron ore (11)
Production (‘000 tonnes)
Mt Newman, Australia	85	30,330	29,306	24,774
Jimblebar, Australia (12)	85	5,119	5,457	6,370
Mt Goldsworthy, Australia	85	941	1,227	6,241
Mt Goldsworthy, Area C joint venture, Australia (13)(14)	85	27,130	20,086	17,988
Yandi, Australia (15)	85	40,276	35,548	34,196

	BHP Billiton interest %	BHP Billiton Group share of production Year ended 30 June
By CSG by mineral		2008	2007	2006
Samarco, Brazil	50	8,464	7,800	7,503
Total iron ore		112,260	99,424	97,072
Manganese
Manganese ores
Saleable production (‘000 tonnes)
Hotazel, South Africa (16)	60	3,040	2,570	2,300
GEMCO, Australia (16)	60	3,535	3,439	2,980
Total manganese ores		6,575	6,009	5,280
Manganese alloys
Saleable production (‘000 tonnes)
South Africa (16)(17)(18)	60	513	493	434
Australia (16)	60	262	239	218
Total manganese alloys		775	732	652
Metallurgical coal (19)
Production (‘000 tonnes)
Goonyella		6,036	7,352	7,267
Peak Downs		4,094	4,484	4,389
Saraji		2,896	3,397	2,634
Norwich Park		2,026	2,850	2,662
Blackwater		5,632	6,138	6,018
Gregory Joint Venture		2,110	2,462	2,610
Total BMA, Australia	50	22,794	26,683	25,580
Riverside			-	-
South Walker Creek		2,862	3,422	3,049
Poitrel		2,270	1,438	-
Total BHP Mitsui Coal, Australia (20)	80	5,132	4,860	3,049
Illawarra, Australia	100	7,265	6,886	7,014
Total metallurgical coal		35,191	38,429	35,643
Energy Coal
Production (‘000 tonnes)
Navajo	100	7,533	8,174	8,266
San Juan	100	6,119	6,906	7,080
New Mexico, US	100	13,652	15,080	15,346
Optimum	100	11,302	11,304	11,805
Middelburg	84	12,113	13,513	13,705
Douglas	84	4,890	5,218	5,123
Koornfontein	-	-	4,858	4,809
Khutala	100	13,327	13,526	13,625
Klipspruit	100	3,440	3,223	2,632
Zululand Anthracite Collieries	-	-	-	249
Total BECSA (21)	100	45,072	51,642	51,948
Mt Arthur Coal, Australia	100	11,776	10,897	9,146
Cerrejón Coal Company, Colombia	33.3	10,368	9,406	9,316
Total energy coal		80,868	87,025	85,756

(1)	We completed the sale of Valesul in August 2006 with a 1 July 2006 effective date.
(2)	Metal production is reported on the basis of payable metal.
(3)	BHP Billiton sold Tintaya effective from 1 June 2006.
(4)	Production at Cerro Colorado was temporarily suspended on 14 June 2005 following an earthquake. Production commenced at half capacity on 30 June 2005 and ramped up to pre-earthquake levels in February 2006.

(5)	Spence operations were commissioned during the December 2006 quarter
(6)	Pinto Valley resumed concentrate operations during the December 2007 quarter.
(7)	Amounts represent production for the preceding year ended 31 December.
(8)	Data was sourced from the TZ Minerals International Pty Ltd Mineral Sands Annual Review 2008.
(9)	We sold Southern Cross Fertiliser (formerly Queensland Fertilizer) in 2006.
(10)	Includes di-ammonium phosphate and mono-ammonium phosphate.
(11)	Iron ore production is reported on a wet tonnes basis with the exception of Samarco.
(12)	The Jimblebar reserves listed include the Wheelarra Hill 3,4,5,6 and Hashimoto 1 and 2 deposits at Jimblebar, in which the Wheelarra joint venture participants (BHP Iron Ore (Jimblebar) (51%), ITOCHU Minerals and Energy (4.8%), Mitsui Iron Ore (4.2%) and subsidiaries from Chinese steelmakers Magang, Shagang, Tanggang and Wugang (10% each)) have a legal interest. At the commencement of the Wheelarra joint venture on 1 October 2005, the Wheelarra joint venture participants had a legal interest in 175 million dry metric tonnes of Jimblebar reserves (Wheelarra joint venture tonnes). The effect of the sales contracts entered into between the Wheelarra joint venture participants and the Mt Newman joint venture participants and other associated agreements is that BHP Billiton (as a Mt Newman joint venture participant) has an entitlement to 85% of these Wheelarra joint venture tonnes. This disclosure and the financial statements are prepared on this basis.
(13)	The Mt Goldsworthy Area C reserves listed include C deposit within Area C in which the POSMAC joint venture participants (BHP Billiton Minerals Pty Ltd (65%), ITOCHU Minerals and Energy of Australia Pty Ltd (8%), Mitsui Iron Ore Corporation Pty Ltd (7%) and a subsidiary of POSCO (a Korean steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the POSMAC joint venture participants and the Mt Goldsworthy joint venture participants and other associated agreements is that BHP Billiton (as a Mt Goldsworthy joint venture participant) has an entitlement to 85% of the reserves in C deposit . This disclosure and the financial statements are prepared on this basis.
(14)	Production statistics relate to pellet production and concentrate and screens product.
(15)	The Yandi reserves listed include the Western 4 deposit in which the JFE Western 4 Joint Venture (JW4 JV) participants (BHP Billiton Minerals Pty Ltd (65%), ITOCHU Minerals and Energy of Australia Pty Ltd (8%), Mitsui Iron Ore Corporation Pty Ltd (7%) and a subsidiary of JFE Steel Corporation (a Japanese steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the JW4 joint venture participants and the Yandi joint venture participants and other associated agreements is that BHP Billiton (as a Yandi joint venture participant) has an entitlement to 85% of the reserves in the Western 4 deposit. This disclosure and the financial statements are prepared on this basis.
(16)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(17)	We purchased Mitsui’s 50 % shareholding in Advalloy (Pty) Ltd, making Samancor Manganese the 100% owner of Advalloy in July 2006. Following this change in ownership, we report the MCFeMn production of Advalloy in the above table for FY2007. Prior to us holding 100% of Advalloy, we reported FeMn production transferred to Advalloy. If prior year production was restated to reflect the same basis, total manganese alloys production would have shown 632,000 tonnes in 2006.
(18)	Production includes Medium Carbon Ferro Manganese.
(19)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(20)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(21)	Including 11.3 million tonnes of production from our South African Optimum operation (3.96 million tonnes export and 7.3 million tonnes domestic.) Earnings on these tonnes will be excluded as the entitlement to those earnings vested with the intended purchaser effective from 1 July 2007.

2.4 Marketing

Our customer-centric marketing activities are centralised in Singapore, The Hague and Antwerp. The focus of the Singapore office is on the Asian energy market, base metals, stainless steel materials and on carbon steelmaking raw materials. The emphasis in The Hague office is on aluminium, petroleum, energy marketing and freight. Our Antwerp office serves our diamonds customers around the world.

These three marketing offices incorporate all the functions required to manage product marketing and distribution—from point of production to final customer delivery. In addition, specialised marketers are located in 21 regional offices around the globe. Our product offering is enhanced by our freight capability and expertise in trading and transaction structuring.

Energy Marketing

Energy Marketing has the responsibility of coordinating our marketing activities in the energy commodity markets, namely energy coal, European gas, emissions credits and electricity. This group is based in The Hague and is part of our marketing function.

Energy Marketing is currently active in purchasing and selling third party gas and small amounts of electricity in the UK and emissions credits in Europe. Where required, Energy Marketing also buys or sells pipeline capacity to transport gas onto the UK gas grid. Most products are transacted over the counter and are principal-to-principal transactions in the wholesale market.

Freight

We have a centralised ocean freight business that manages our in-house freight requirements. The primary purpose of the freight business is to create competitive advantages for internal shipments through the procurement and operation of quality, cost-effective shipping and to contribute to our profitability by trading freight and carrying complementary external cargoes.

The freight business participates primarily in the dry bulk sector aligned with our major trades, and it handles approximately 120 million tonnes of cargo per year making the Group one of the world’s largest users of dry bulk shipping. At any one time, we have approximately 120 ships employed. The majority of vessels are chartered under commercial terms and we hold equity interests in a small number of vessels. External freight revenue was US$1.4 billion for FY2008.

In addition to its freight management and trading activities, the freight business incorporates a skill base to manage its marine risk and provide technical support. It holds a number of marine-related investments, including a shareholding in shipping risk manager ‘Rightships’ of Melbourne.

2.5 Minerals exploration

Our exploration program is integral to our growth strategy and is focused on identifying and capturing new world-class projects for future development, or projects that add significant value to existing operations. Targets for exploration are generally large low-cost mining projects in a range of minerals, including diamonds, copper, nickel, bauxite, iron ore, manganese, coal and potash. The process of discovery runs from early-stage mapping through to drilling and evaluation. The program is global and prioritises targets based on our assessment of the relative attractiveness of each mineral.

We continue to pursue opportunities and build our position in prospective countries, including exploring for diamonds in Angola and copper in the Democratic Republic of Congo (DRC), Zambia, Kazakhstan, Chile and Australia. In nickel, we have a major brownfield exploration program focused on finding new nickel sulphide deposits to sustain and grow our existing operations in Western Australia. We are also actively exploring for nickel in Southeast Asia, Russia, China and East Africa. In the bulk commodities, activities are focused on a smaller number of highly prospective terrains in Australia, Southeast Asia, Russia, West and Central Africa and South America.

Our exploration activities are organised from six principal offices in Singapore, Perth (Australia), Johannesburg (South Africa), Moscow (Russia), Rio de Janeiro (Brazil) and Vancouver (Canada).

In addition to our activities focused on finding new world-class deposits, several of our CSGs undertake exploration, principally aimed at delineating and categorising mineral deposits near existing operations, and advancing projects through the development pipeline.

In FY2008, we spent US$658 million on minerals exploration. Of this, US$212 million was spent on greenfield exploration, US$258 million was spent on brownfield exploration (including US$90 million for Olympic Dam expansion) and US$188 million was spent on more advanced projects.

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

In partnership with our businesses we aim to understand future trends and develop both existing and new technologies that can identify, evaluate and maximise the value of deposits.

Technical innovation is becoming increasingly important to support our low-cost production strategy. To maintain our reserves, we are currently developing technologies to treat complex lower-grade ores, technologies that will enable us to mine minerals at deeper levels, and tools to improve our mine planning capabilities. We also apply our knowledge and fundamental understanding of our products and how they perform in the customers’ processes to best serve our chosen markets and provide innovative customer solutions. In FY2008 activities were mainly focused on executing R&D projects for the businesses to support their expansion and growth strategies.

Global Technology has research and development centres in Australia (Newcastle and Perth) and South Africa (Johannesburg).

In FY2009 responsibility for Global Technology activities will transfer to CSGs and Group-wide Functions.

2.7 Resource and Business Optimisation

Resource and Business Optimisation (RBO) is a group of approximately 40 professionals that is responsible for leading a range of internal processes that are designed to promote Group-wide excellence in developing, managing and optimising our mineral resources. The group’s professionals include experts in geology and mineral evaluation, mining and process engineering, project management and research & development. RBO’s functions encompass the business improvement processes that we previously referred to under the ‘Business Excellence’ banner.

Our Group-wide procedures provide for RBO involvement at significant stages of the asset development and asset acquisition processes, including resource evaluation and mine planning. Our procedures also embed RBO’s involvement in reviewing business processes and management frameworks and implementing Group standards to drive operational and management excellence at our operating assets.

RBO also contains our reserve governance function, which is responsible for our internal and external ore reserve reporting processes.

2.8 Government regulations

Government regulations touch all aspects of our operations. However, because of the geographical diversity of our operations, no one set of government regulations is likely to have a material effect on our business, taken as a whole.

The ability to extract minerals, oil and natural gas is fundamental to our business. In most jurisdictions, the rights to undeveloped mineral or petroleum deposits are owned by the state. Accordingly, we rely upon the rights granted to us by the government that owns the mineral, oil or natural gas. These rights usually take the form of a lease or licence, which gives us the right to access the land and extract the product. The terms of the lease or licence, including the time period for which it is effective, are specific to the laws of the relevant government. Generally, we own the product we extract and royalties or similar taxes are payable to the government. Some of our operations, such as our oil and gas operations in Trinidad and Tobago and Algeria, are subject to production sharing contracts under which both we as the contractor and the government are entitled to a share of the production. Under such production sharing contracts, the contractor is entitled to recover its exploration and production costs from the government’s share of production.

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

Governments also impose obligations on us in respect of environmental protection, land rehabilitation, occupational health and safety, and native land title with which we must comply in order to continue to enjoy the right to conduct our operations within that jurisdiction. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our operations, to ensure the safety of our employees and contractors and the like. For further information on these types of obligations, refer to section 2.9 and 2.10 of this Report.

Of particular note are the following regulatory regimes:

2.8.1 South African Mining Charter and Black Economic Empowerment

In 2003 the government released a strategy for broad-based black economic empowerment (BBBEE) that defined empowerment as “an integrated and coherent socio-economic process that directly contributes to the economic transformation of South Africa and brings significant increases in the numbers of black people who manage, own and control the country’s economy, as well as significant decreases in income inequalities”. This strategy laid the foundation for the Black Economic Empowerment Act of 2003, which granted government the power to legislate how it wanted black economic empowerment (BEE) to be implemented in South Africa.

As outlined in section 1.5 of this Report, on 1 May 2004 the Mineral and Petroleum Resources Development Act 2002 (MPRDA) took effect, providing for state custodianship of all mineral deposits and abolishing the prior system of privately held mineral rights. It is administered by the Department of Minerals and Energy of South Africa. In February 2007, the codes of good practice were gazetted, further crystallising government’s BEE strategy into a single binding document. The codes make provision for businesses to measure their success in contributing to the economic transformation and empowerment of historically disadvantaged South Africans (HDSAs) in the local economy and a scorecard comprising seven metrics was also developed to assist businesses in achieving this success.

In terms of the MPRDA, holders of mining rights granted under the previous system, known as ‘Old Order Rights’, must apply to convert their rights to ‘New Order Rights’ prior to 30 April 2009. In order for the conversions to be effected, applicants are required to comply with the terms of the Black Economic Empowerment Act of 2003 and the Mining Charter, which has been published under the MPRDA. The Mining Charter requires holders of mining rights to achieve 26 per cent ownership participation by historically disadvantaged South Africans in their mining operations by 30 April 2014, of which 15 per cent needs to be achieved by 30 April 2009.

BHP Billiton supports broad-based black economic empowerment in South Africa. We believe it is imperative to both the growth and stability of the South African economy and the company’s strategic objectives and long-term sustainability in that country.

The principles of transformation and empowerment are in line with the BHP Billiton Charter, which underscores the organisation’s ‘Courage to Lead Change’.

We have established a transformation and empowerment technical committee comprising senior managers with diverse skills to ensure our transformation and empowerment agenda is coordinated and comprehensive.

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

2.8.3 Exchange controls and shareholding limits

BHP Billiton Plc

There are no laws or regulations currently in force in the UK that restrict the export or import of capital or the remittance of dividends to non-resident holders of BHP Billiton Plc’s shares. However, there are certain sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations and sanctions imposed by the European Union against certain countries, entities and individuals. Such sanctions may be in force from time to time and include those against: (i) certain entities and/or individuals associated with the Burmese regime, Cote d’Ivoire, The Democratic People’s Republic of Korea (North Korea), the Democratic Republic of Congo, Lebanon, Liberia, Iran, Sudan and the previous regimes of Iraq and Yugoslavia; (ii) officials of Belarus and Zimbabwe; (iii) individuals indicted by the International Criminal Tribunal for the former Yugoslavia; and (iv) entities and individuals linked with the Taliban, Al-Qaeda and other terrorist organisations.

There are no restrictions under BHP Billiton Plc’s Articles of Association or (subject to the effect of any sanctions) under English law that limit the right of non-resident or foreign owners to hold or vote BHP Billiton Plc’s shares.

There are certain restrictions on shareholding levels under BHP Billiton Plc’s Articles of Association described under the heading ‘BHP Billiton Limited’ below.

BHP Billiton Limited

The Banking (Foreign Exchange) Regulations 1959 (Cth) may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement funds into and out of Australia. Based on our searches, restrictions currently apply if funds are to be paid to or received from specified supporters of the former government of the Federal Republic of Yugoslavia, specified ministers and senior officials of the Government of Zimbabwe, certain specified entities associated with the Democratic People’s Republic of Korea (North Korea) and specified individuals associated with the Burmese regime. In addition, legislation and regulations are in place restricting transactions with certain individuals or entities linked with the Taliban, Al-Qaeda and other terrorist organisations, senior officials of the previous Government of Iraq and their immediate families, and certain entities and individuals associated with the Democratic Republic of Congo, Cote d’Ivoire, Iran, Lebanon, Liberia and Sudan. The controls impose certain approval and reporting requirements on transactions involving such countries, entities and individuals and/or assets controlled or owned by them. Transfers into or out of Australia of amounts greater than A$10,000 in any currency are also subject to reporting requirements.

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

The Foreign Acquisitions and Takeovers Act 1975 (Cth) (the FATA) restricts certain acquisitions of interests in shares in BHP Billiton. Generally, under the FATA, the prior approval of the Australian Treasurer must be obtained for proposals by a foreign person (either alone or together with associates) to acquire control of 15 per cent or more of the voting power or issued shares in BHP Billiton Limited.

The FATA also empowers the Treasurer to make certain orders prohibiting acquisitions by foreign persons in BHP Billiton Limited (and requiring divestiture if the acquisition has occurred) where he considers the acquisition to be contrary to the national interest and the 15 per cent threshold referred to above would be exceeded as a result. Such orders may also be made in respect of acquisitions by foreign persons where two or more foreign persons (and their associates) in aggregate already control 40 per cent or more of the issued shares or voting power in BHP Billiton Limited.

There are certain other statutory restrictions, and restrictions under BHP Billiton Limited’s Constitution and BHP Billiton Plc’s Articles of Association, that apply generally to acquisitions of shares in BHP Billiton (i.e., the restrictions are not targeted at foreign persons only). These include restrictions on a person (and associates) breaching a voting power threshold of:

•	20 per cent in relation to BHP Billiton Limited on a “stand alone” basis, i.e., calculated as if there were no special voting share and only counting BHP Billiton Limited’s ordinary shares;

•

30 per cent of BHP Billiton Plc. This is the threshold for a mandatory offer under Rule 9 of the UK takeover code and this threshold applies to all voting rights of BHP Billiton Plc (therefore including voting rights attached to the BHP Billiton Plc Special Voting Share);

•	30 per cent in relation to BHP Billiton Plc on a ‘stand alone’ basis, i.e., calculated as if there were no special voting share and only counting BHP Billiton Plc’s ordinary shares; and

•

20 per cent in relation to BHP Billiton, calculated having regard to all the voting power on a joint electorate basis, i.e., calculated on the aggregate of BHP Billiton Limited’s and BHP Billiton Plc’s ordinary shares.

Under BHP Billiton Limited’s Constitution and BHP Billiton Plc’s Articles of Association, sanctions for breach of any of these thresholds, other than by means of certain “permitted acquisitions”, include withholding of dividends, voting restrictions and compulsory divestment of shares to the extent a shareholder and its associates exceed the relevant threshold.

2.9 Sustainable Development - Health, Safety, Environment and Community

One of our strategic drivers ‘Licence to operate’, recognises the intrinsic link between sound sustainability performance and long-term business viability. We aspire to Zero Harm for our people, our host communities and the environment and strive to achieve leading industry practice. Sound principles to govern safety, business conduct, social, environmental and economic activities are integral to the way we do business. As a global company, operating in many different countries, we are subject to extensive regulation surrounding health and safety of our people and the environment. We make every effort to comply with the regulations and, where less stringent than our standards, exceed applicable legal and other requirements. We have a number of systems and supporting documents to implement our commitment to sustainable development. The Sustainability Committee of the Board continues to oversee the Group’s sustainability strategy, policy, initiatives and activities. Management holds responsibility for our Health, Safety, Environment and Community performance and for driving our commitment to Zero Harm.

Our Charter highlights that we care as much about how results are obtained as we do about delivering good results. Our Health, Safety, Environment and Community Management Standards provide the basis for developing and applying management systems at all levels of our Company and are a driver of our contribution to sustainable development.

The Standards highlight four key components of sustainable development:

•	Health – promoting and improving the health of our people and host communities

•	Safety – providing a workplace where people can work without being injured

•	Environment – promoting efficient resource use, reducing and preventing pollution and enhancing biodiversity protection

•

Community – engaging with employees and contractors and with those affected by our operations, including host communities; and understanding, promoting and upholding fundamental human rights within our sphere of influence

Health

The health of our people is central to our business success. Our major challenge centres on reducing or eliminating occupational health exposures to airborne contaminants and noise. Such exposures currently necessitate the strict use of personal protective equipment to avoid adverse health effects. Malaria and HIV/AIDs remain a significant health issue for many of our operations, including those in South Africa, southern Mozambique and Pakistan, and areas where we have development activities such as Guinea and Angola. We continue to work to find the most effective ways to help address them, including offering voluntary HIV/AIDS testing and counselling and continuing to support a mosquito spraying program in southern Africa.

Safety

We experienced 11 fatalities in seven separate incidents during the year to 30 June 2008. We remain determined to do all in our power to eliminate fatalities from our operations. Our Fatal Risk Control Protocols continue to direct attention to identified risk areas and risk mitigation activities. While low injury frequency rates do not mean low fatality rates, we are pleased to report that, during FY2008, we improved our injury performance rate. Our Total Recordable Injury Frequency rate per one million hours worked decreased by 20 per cent, from 7.4 for FY2008 to 5.9. Our injury severity rate also reduced by some 20 per cent in FY2008 when compared to FY2007.

Environment

Mining, by its nature impacts the environment. Our operations are subject to various national and regional laws and regulations governing environmental protection, rehabilitation and closure. In line with our aspirational Zero Harm goal we run programs to improve our performance, set specific targets, such as for water consumption, land rehabilitation, energy use and air emissions, and track our progress against our targets. We believe that the risks of climate change associated with increasing greenhouse gas concentrations in the atmosphere need to be addressed through accelerated action. Behavioural change, innovation and technological progress are necessary to achieve stabilisation in a manner consistent with meeting natural resource and energy needs. We are working within our businesses and with governments, industry and other stakeholders to address this global challenge and find lasting solutions that are consistent with our goal of Zero Harm.

There were no reported significant environmental incidents in FY2008 as defined in the BHP Billiton HSEC consequence severity matrix.

Community

Our social licence to operate depends on our ability to operate all aspects of our business responsibly, including our ability to work effectively with our host communities. Regular, open and honest dialogue is the key to building strong relationships. Our community relations professionals are charged with developing and nurturing relationships with people impacted by, and interested in, our operations so we can understand their concerns, hopes and aspirations.

While our businesses tailor their community relations programs to suit the local context, our Health, Safety, Environment and Community Management Standards provide direction as to the critical activities that must be implemented by all our operations. For example, our sites are required to have community relations plans in place and to regularly review the effectiveness of communication, consultation and participation processes in collaboration with stakeholders.

The Australian Energy Efficiency Opportunities (EEO) Program

The Australian government passed the EEO Act in 2006 to improve the identification and evaluation of energy efficiency opportunities by large energy using businesses and to encourage implementation of cost-effective energy efficiency opportunities.

During the past year, our Australian assets covered under the EEO program rigorously reviewed their energy consumption data and fully evaluated their opportunities for energy savings projects. More than 400 opportunities have been identified, with some 30 per cent either identified for implementation or being implemented. The remainder of opportunities are under investigation. The nature of opportunities for energy savings range from purchasing and installing new, more efficient equipment to improving maintenance and engineering processes.

Opportunities for working with local communities to raise awareness on how residents and businesses can use less energy have also been considered. The results of this program will be available publicly on the BHP Billiton website in December 2008. It is expected that applying what we have learned from the Australian EEO sites will contribute to our strategy for meeting our energy intensity target on a global basis.

2.10 Closure and rehabilitation

Comprehensive closure planning integrated into the business contributes to our vision of sustainable development and Zero Harm. Each of our controlled assets is responsible for developing closure plans that comply with legislative requirements, limit adverse environmental impacts, and consider stakeholders’ needs and aspirations, particularly with respect to end land use.

The BHP Billiton Closure Standard was rolled out to all our controlled assets two years ago. Our sites report against this standard, documenting the current status of closure plans, in annual closure summary reports.

In the interest of continual improvement, during the reporting period, we conducted a review of the Closure Standard. Representatives of the multi-functional teams involved in preparing our closure plans and estimating associated closure costs determined there was an opportunity to better integrate closure planning through our Life of Asset planning process.

Life of Asset planning is a disciplined procedure that occurs annually across the Company. Incorporating the Closure Standard requirements with Life of Asset planning procedures will assist closure planning considerations being incorporated in the Life of Asset plan.

A detailed protocol for auditing compliance with Closure Standard requirements was developed during the reporting period and trialled at our Queensland Coal group. The audit protocol will be implemented by our Group Audit Services function, further integrating closure planning as a way we do business.

BHP Billiton is responsible for a number of legacy sites that are in various stages of decommissioning, rehabilitation or post-closure care and maintenance. These sites are managed by our Customer Sector Groups, where closure is treated as a project.

Closure plans provide the basis for estimating the financial costs of closure. Information on our 2008 closure provisions can be found in notes 1 and 20 of the financial statements (section 9 of this Report).

2.11 Employees

In order to deliver on our aspiration to be the world’s leading natural resources company, we need to act in a manner consistent with our Charter values, our clear strategic intent and our defined operating model. Under strong leadership, these elements constitute our way of doing things, The BHP Billiton Way.

Our operating model is designed to clearly define the respective accountabilities of the various segments of the Company. Specifically, it articulates the relationship between, and responsibilities of, the Group Functions, Minerals Exploration, our Customer Sector Groups and Marketing.

Strong leadership is a cornerstone of the success for any organisation. The BHP Billiton Leadership Model is designed to foster behaviours that lead to superior performance and allow each of our employees to start the day with a sense of purpose and end it with a sense of accomplishment.

We are committed to ensuring our people reach their full potential, achieve job satisfaction and maximise their contribution. During the year, we consolidated our approach to talent management to further strengthen our talent pipeline.

In order to be successful we continue to strive to identify, recruit, train, develop and retain a talented, diverse, mobile and motivated workforce. Recently, we have revised our employment recruitment branding, our performance review and enhancement processes, and also made changes to our remuneration structures.

We are committed to open, honest and productive relationships with our employees, based on the values of the BHP Billiton Charter. For further information on Employee policies and involvement refer to section 7.8 of this report.

During FY2008 we had an average of 41,732 employees working in over 25 countries and in more than 100 operations worldwide. We also have an estimated 61,000 contractors worldwide. Our workforce is made up of a wide variety of nationalities and cultures.

The table below provides a breakdown of our average number of employees, in accordance with our IFRS reporting requirements, which includes our proportionate share of jointly controlled entities’ employees and includes executive Directors, by CSG for each of the past three financial years.

CSG	2008	2007	2006

Petroleum	2,143	2,299	2,182
Aluminium	5,145	4,903	5,838
Base Metals	7,443	6,545	6,521
Diamonds and Specialty Products	2,043	1,853	2,064
Stainless Steel Materials	4,223	3,626	2,927
Iron Ore	3,105	2,809	2,705
Manganese	2,142	2,076	2,223
Metallurgical Coal	3,680	3,564	3,534
Energy Coal	9,183	9,595	9,327
Group and unallocated	2,625	2,677	2,681
Total (a)	41,732	39,947	40,002

(a)	Average employee numbers include executive directors, 100 per cent of employees of subsidiary companies, and our share of proportionally consolidated entities and operations. Part time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.

The table below provides a breakdown of our average number of employees by geographic location for each of the past three financial years.

	2008	2007	2006
Australia	15,426	14,897	14,036
Southern Africa	10,860	11,414	10,793
South America	9,342	8,455	10,293
North America	2,994	2,898	2,567
Europe	606	586	589
Rest of World	2,504	1,697	1,724
Total	41,732	39,947	40,002

Approximately 47 per cent of our labour force is covered by collective agreements and we believe that our relations with our employees are generally positive. In the current year, we have had one significant strike, at the Colombian Cerro Matoso operation in February 2008 relating to the renewal of the collective agreement.

2.12 Organisational structure

2.12.1 General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the Dual Listed Companies (DLC) merger in June 2001. Refer to note 37 ‘Subsidiaries’ in the financial statements for a list of BHP Billiton Limited and BHP Billiton Plc significant subsidiaries.

The BHP Billiton DLC merger was designed to place shareholders of both companies in a position where they effectively have an interest in a single group that combines the assets and are subject to the liabilities of both companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained separate stock exchange listings, but they are operated and managed as if they are a single unified economic entity, with their boards and senior executive management comprising the same people.

2.12.2 DLC structure

The principles of the BHP Billiton DLC are reflected in the BHP Billiton Sharing Agreement and include the following:

•	the two companies are to operate as if they are a single unified economic entity, through Boards of Directors that comprise the same individuals and a unified senior executive management, and

•

the Directors of both companies will, in addition to their duties to the company concerned, have regard to the interests of BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders as if the two companies are a single unified economic entity and, for that purpose, the Directors of each company take into account in the exercise of their powers the interests of the shareholders of the other, and

•

certain DLC equalisation principles must be observed. These are designed to ensure that for so long as the equalisation ratios between a BHP Billiton Limited share and a BHP Billiton Plc share is 1:1, then the economic and voting interests in the combined BHP Billiton Group resulting from the holding of one BHP Billiton Limited share are equivalent to that resulting from one BHP Billiton Plc share. Further details are set out in the sub-section ‘Equalisation of economic and voting rights’ below.

Additional documents which effect the DLC, include:

•	BHP Billiton Limited Constitution

•	BHP Billiton Plc Memorandum and Articles of Association

•	BHP Billiton Special Voting Shares Deed

•	BHP Billiton Limited Deed Poll Guarantee

•	BHP Billiton Plc Deed Poll Guarantee.

Australian Foreign Investment Review Board (FIRB) conditions

The Treasurer of Australia approved the DLC merger subject to certain conditions, the effect of which was to require that, among other things, BHP Billiton Limited continues to:

•	be an Australian company, which is managed from Australia, and

•	ultimately manage and control the companies conducting the business that was conducted by it at the time of the merger, for as long as those businesses form part of the BHP Billiton Group.

The conditions have effect indefinitely, subject to amendment of the Australian Foreign Acquisitions Takeover Act 1975 or any revocation or amendment by the Treasurer of Australia. If BHP Billiton Limited no longer wishes to comply with these conditions, it must obtain the prior approval of the Treasurer. Failure to comply with the conditions attracts substantial penalties under the Act.

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

Joint Electorate Actions

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

A Joint Electorate Action requires approval by ordinary resolution (or special resolution if required by statute, regulation, applicable listing rules or other applicable requirements) of BHP Billiton Limited, with both the BHP Billiton Limited ordinary shareholders and the holder of the BHP Billiton Limited Special Voting Share voting as a single class and also of BHP Billiton Plc, with the BHP Billiton Plc ordinary shareholders and the holder of the BHP Billiton Plc Special Voting Share voting as a single class.

Class Rights Actions

In the case of certain actions in relation to which the two bodies of shareholders may have divergent interests (referred to as Class Rights Actions), the Company wishing to carry out the Class Rights Action requires the prior approval of the shareholders in the other Company voting separately and, where appropriate, the approval of its own shareholders voting separately. Depending on the type of Class Rights Action undertaken, the approval required is either an ordinary or special resolution of the relevant Company.

These voting arrangements are secured through the constitutional documents of the two Companies, the BHP Billiton Sharing Agreement, the Special Voting Shares Deed and rights attaching to a specially created Special Voting Share issued by each Company and held in each case by a Special Voting Company. The shares in the Special Voting Companies are held legally and beneficially by Law Debenture Trust Corporation Plc.

Cross guarantees

BHP Billiton Limited and BHP Billiton Plc have each executed a Deed Poll Guarantee, pursuant to which creditors entitled to the benefit of the BHP Billiton Limited Deed Poll Guarantee and the BHP Billiton Plc Deed Poll Guarantee will, to the extent possible, be placed in the same position as if the relevant debts were owed by both BHP Billiton Limited and BHP Billiton Plc combined.

Restrictions on takeovers of one Company only

The BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association have been drafted to ensure that, except with the consent of the Board, a person cannot gain control of one Company without having made an equivalent offer to the shareholders of both Companies on equivalent terms. Sanctions for breach of these provisions would include withholding of dividends, voting restrictions and the compulsory divestment of shares to the extent a shareholder and its associates exceed the relevant threshold.

2.13 Material contracts

DLC agreements

On 29 June 2001, BHP Billiton Limited (then known as BHP Limited) and BHP Billiton Plc (then known as Billiton Plc) merged by way of a DLC structure. To effect the DLC, BHP Limited and Billiton Plc (as they were then known) entered into the following agreements designed to place the shareholders of both companies in a position where they effectively have an interest in a single group that combines the assets, and is subject to all the liabilities, of both companies:

•	BHP Billiton Sharing Agreement

•	BHP Billiton Special Voting Shares Deed

•	BHP Billiton Limited Deed Poll Guarantee

•	BHP Billiton Plc Deed Poll Guarantee.

The effect of each of these agreements and the manner in which they operate are described in section 2.12 of this Report. It is expected that these agreements will remain in effect until such time as a change in control of the BHP Billiton Group may occur.

Credit facility

On 5 February 2008, we entered into a multicurrency term and revolving facility and subscription agreement with Barclays Capital, BNP Paribas, Citibank Global Markets Limited, Goldman Sachs, HSBC Bank plc, Banco Santander, S.A., London Branch and UBS Limited to, among other things, meet potential funding requirements in relation to our offer to acquire Rio Tinto. The facility agreement provides for four debt facilities in an aggregate amount of US$55 billion as follows:

•

a US$20 billion term loan facility with a term of 364 days, which may be extended (at our election) for a further 12 months and thereafter up to US$10 billion may be extended for a further six months (at our election) subject to payment of an extension fee;

•	a US$15 billion term loan facility with a term of three years;

•	a US$12.5 billion term loan facility with a term of five years; and

•	a US$7.5 billion revolving facility with a term of five years incorporating Euro and US dollar swingline facilities.

The proceeds of loans drawn under the facilities may be used for the following purposes:

•	refinancing Rio Tinto’s existing US$40 billion facility or any refinancing of such facility;

•	financing any return of cash to our shareholders by way of a share buyback or otherwise;

•	financing any cash consideration that may be offered to Rio Tinto shareholders pursuant to the acquisition;

•	the payment of costs in connection with the acquisition; and

•	in the case of the revolving facility, for the general corporate purposes of the BHP Billiton Group.

Loans drawn under the facilities bear interest at a margin over LIBOR.

The facility agreement contains customary representations and warranties, affirmative and negative covenants (including, among others, compliance with a leverage ratio, negative pledge and certain restrictions on disposals and subsidiary indebtedness), indemnities and events of default, each with appropriate carve-outs and materiality thresholds.

The facility agreement contains a requirement to prepay the US$20 billion term loan facility from proceeds of certain disposals and borrowings, subject to certain exceptions and thresholds.

2.14 Constitution

The following text summarises the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc. The effect of the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc is, so far as possible, identical. Where the term ‘BHP Billiton’ is used in this description of the Constitution and Articles of Association, it can be read to mean either BHP Billiton Limited or BHP Billiton Plc.

Certain provisions of the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc can only be amended where such amendment is approved by special resolution either:

•	by approval as a Class Rights Action, where the amendment results in a change to an ‘Entrenched Provision’; or

•	otherwise, as a Joint Electorate Action.

A description of Joint Electorate Actions and Class Rights Actions is contained under the heading ‘Equalisation of economic and voting rights’ in section 2.12.2 of this Report.

2.14.1 Directors

The management and control of the business and affairs of BHP Billiton are vested in the Board of Directors which may exercise all powers and do everything that is within the power of BHP Billiton, other than what is required to be exercised or done by BHP Billiton in a general meeting.

2.14.2 Power to issue securities

BHP Billiton may, pursuant to the Constitution and Articles of Association, issue any shares or other securities with preferred, deferred or other special rights, obligations or restrictions as and when the Directors may determine and on any other terms the Directors consider appropriate, provided that any such issue:

•	does not affect any special rights conferred on the holders of any shares; and

•	is subject to the provisions regarding shareholder approval in the Constitution and Articles of Association.

The rights attaching to a class other than ordinary shares are expressed at the date of issue.

2.14.3 Restrictions on voting by Directors

A Director may not vote in respect of any contract or arrangement or any other proposal in which he or she has a material personal interest. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is not entitled to vote.

Subject to applicable laws, a Director is entitled to vote, and be counted in the quorum, in respect of any resolution concerning any of the following matters, namely where the material personal interest:

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

•	relates to any payment by BHP Billiton or a related body corporate in respect of an indemnity permitted by law, or any contract relating to such an indemnity; or

•	is in a contract, or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the Director is a director of a related body corporate.

We are, however, seeking shareholder approval at our 2008 Annual General Meetings to amend the Articles of BHP Billiton Plc to take account of changes to Directors’ interests rules introduced by the new UK Companies Act 2006. From 1 October 2008, the Companies Act 2006 will impose a duty on a Director of a company to which the Companies Act applies to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company. This duty is not infringed if either the situation cannot reasonably be regarded as likely to give rise to a conflict of interest or if the matter has been authorised by the Directors. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts where the company’s articles contain such an enabling provision. The proposed amendment to the Articles of BHP Billiton Plc give the Directors authority to approve such situations and the ability to make regulations governing the way in which required disclosures and any following authorisation will be made to and by the Directors, giving greater flexibility and ensuring that the highest standard of corporate governance/best practice may be adhered to. Further details are set out in the Notices of Meeting for the 2008 Annual General Meetings.

2.14.4 Loans by Directors

Any Director may lend money to BHP Billiton at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by BHP Billiton and underwrite or guarantee the subscription of shares or securities of BHP Billiton or of any corporation in which BHP Billiton may be interested without being disqualified as a Director and without being liable to account for BHP Billiton for any commission or profit.

2.14.5 Retirement of Directors

At every annual general meeting one-third of the Directors or, if their number is not a multiple of three, then the number nearest to but not less than one-third, must retire from office. The Directors to retire are those longest in office since last being elected. As between Directors who were elected on the same day, the Directors to retire are determined by lot (in default of agreement between them). Further, a Director must retire from office at the conclusion of the third Annual General Meeting after which the Director was elected or re-elected. A retiring director is eligible for re-election.

The Board continues to have a policy that requires a non-executive Director who has served on the Board for nine years from the date of their first election to stand for annual re-election from the first Annual General Meeting after the expiration of their current term.

We are seeking shareholder approval at our 2008 Annual General Meetings to amend the Constitution of BHP Billiton Limited and the Articles of BHP Billiton Plc so that the cut-off date for Director nominations is measured from the earlier of the BHP Billiton Limited and the BHP Billiton Plc general meetings – which is appropriate given the Dual Listed Company structure. Currently, the wording of the Constitution means that BHP Billiton Limited uses the nominations cut-off period contained in the ASX Listing Rules (i.e. 35 business days before the date of the BHP Billiton Limited meeting) – which typically falls after the deadline for nominations as a director of BHP Billiton Plc. BHP Billiton Limited has in the past needed to seek ASX regulatory relief to avoid a situation in which a candidate could be eligible for election as a Director of BHP Billiton Limited but not as a Director of BHP Billiton Plc. If the proposed amendments are adopted, the cut-off date for both BHP Billiton Limited and BHP Billiton Plc will be 40 business days before the earlier of the BHP Billiton Limited and BHP Billiton Plc general meetings. Further details are set out in the Notices of Meeting for the 2008 Annual General Meetings.

2.14.6 Rights attaching to shares

Dividend rights

By law, dividends on shares may only be paid out of profits available for distribution. The Constitution and Articles of Association provide that payment of any dividend may be made in any manner, by any means and in any currency determined by the Board.

All unclaimed dividends may be invested or otherwise used by the Board for the benefit of whichever of BHP Billiton Limited or BHP Billiton Plc declared that dividend, until claimed or, in the case of BHP Billiton Limited, otherwise disposed of according to law. In the case of BHP Billiton Plc, any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to BHP Billiton Plc.

Voting rights

Voting at any general meeting of BHP Billiton Limited shareholders is in the first instance to be conducted by a show of hands unless a poll is demanded by any of the following (except in relation to the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting):

•	the Chairman

•	any shareholder under the law; or

•	the holder of the BHP Billiton Limited Special Voting Share.

Voting at any general meeting of BHP Billiton Plc is in the first instance to be conducted by a show of hands unless a poll is demanded by any of the following:

•	the Chairman

•	not less than five members present in person or by proxy and entitled to vote

•	a member or members present in person or by proxy and representing not less than five per cent of the total voting rights of all the members having the right to vote at the meeting; or

•	the holder of the Billiton Special Voting Share.

As described under the heading ‘Equalisation of economic and voting rights’ in section 2.12.2 of this Report, certain matters may be decided as Joint Electorate Actions or Class Rights Actions.

In addition, at any general meeting a resolution, other than a procedural resolution, put to the vote of the meeting on which the holder of the relevant BHP Billiton Special Voting Share is entitled to vote shall be decided on a poll.

On a show of hands, every holder of a fully paid ordinary share present in person or by proxy, attorney or representative has one vote. Where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys are entitled to vote on a show of hands (see below). On a poll, however, votes may be given either personally or by proxy.

We are seeking shareholder approval at our 2008 Annual General Meetings to amend the Constitution of BHP Billiton Limited and the Articles of BHP Billiton Plc to bring the Constitution and the Articles in line with the new UK Companies Act 2006 by ensuring that where a shareholder appoints more than one proxy, the multiple proxies taken together have at least the same number of votes on a show of hands as the member who appointed them would have if he or she were present at the meeting. The proposed amendments are not considered to be of practical consequence given BHP Billiton’s practice is to proceed directly to a poll on all items of business at general meetings. Further details are set out in the Notices of Meeting for the 2008 Annual General Meetings.

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

•

Subject to the special rights attaching to any preference shares, but in priority to any payment of dividends on all other classes of shares, the holder of the Equalisation Share (if any) shall be entitled to be paid such dividends as are declared.

•

Any surplus remaining after payment of the distributions above shall be payable to the holders of BHP Billiton Limited ordinary shares and the BHP Billiton Limited Special Voting Share in equal amounts per share.

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

•

Subject to the rights attaching to the cumulative preference shares, but in priority to any payment of dividends on all other classes of shares, the holder of the BHP Billiton Plc Special Voting Share shall be entitled to be paid a fixed dividend of US$0.01 per annum, payable annually in arrears on 31 July.

•

Subject to the rights attaching to the cumulative preference shares and the BHP Billiton Plc Special Voting Share, but in priority to any payment of dividends on all other classes of shares, the holder of the Equalisation Share shall be entitled to be paid such dividends as the Board may decide to pay thereupon.

•	Any surplus remaining after payment of the distributions above shall be payable to the holders of the BHP Billiton Plc ordinary shares in equal amounts per BHP Billiton Plc ordinary share.

2.14.7 Right on a return of assets on liquidation

On a return of assets on liquidation of BHP Billiton Limited, subject to the payment of all prior ranking amounts owed to all creditors of BHP Billiton Limited and preference shareholders, the assets of BHP Billiton Limited remaining available for distribution among shareholders, after giving effect to the payment of all prior ranking amounts owed to all creditors and holders of preference shares, shall be applied in paying to the holders of the BHP Billiton Limited Special Voting Share and the Equalisation Share (if any) an amount of up to A$2.00 on each such share, on an equal priority with any amount paid to the holders of BHP Billiton Limited ordinary shares, and any surplus remaining shall be applied in making payments solely to the holders of BHP Billiton Limited ordinary shares in accordance with their entitlements.

On a return of assets on liquidation of BHP Billiton Plc, subject to the payment of all prior ranking amounts owed to the creditors of BHP Billiton Plc and prior ranking statutory entitlements, the assets of BHP Billiton Plc to be distributed on a winding-up shall be distributed to the holders of shares in the following order of priority:

•

to the holders of the cumulative preference shares, the repayment of a sum equal to the nominal capital paid up or credited as paid up on the cumulative preference shares held by them and accrual, if any, of the Preferential Dividend whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding-up

•

to the holders of the BHP Billiton Plc ordinary shares and to the holders of the BHP Billiton Plc Special Voting Share and the Equalisation Share (if any), the payment out of surplus, if any, remaining after the distribution above of an equal amount for each BHP Billiton Plc ordinary share, the BHP Billiton Plc Special Voting Share and the Equalisation Share, if issued, subject to a maximum in the case of the BHP Billiton Plc Special Voting Share and the Equalisation Share of the nominal capital paid up on such shares.

2.14.8 Redemption of preference shares

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

2.14.9 Capital calls

Subject to the terms on which any shares may have been issued, the Board may make calls on the shareholders in respect of all monies unpaid on their shares. BHP Billiton has a lien on every partly paid share for all amounts payable in respect of that share. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board (subject to receiving at least 14 days notice specifying the time and place for payment). A call is considered to have been made at the time when the resolution of the Board authorising the call was passed.

2.14.10 Borrowing powers

Subject to relevant law, the Directors may exercise all powers of BHP Billiton to borrow money, and to mortgage or charge its undertaking, property, assets (both present and future) and all uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of BHP Billiton or of any third party.

2.14.11 Changes to rights of shareholders

Rights attached to any class of shares issued by either BHP Billiton Limited or BHP Billiton Plc can only be varied (whether as a Joint Electorate Action or a Class Rights Action) where such variation is approved both:

•	by the Company that issued the relevant shares, as a special resolution; and

•

by the holders of the issued shares of the affected class, either at a special meeting by resolution passed by not less than three-quarters of the holders present at the meeting and by voting, or in writing signed by the holders of at least three-quarters of the issued shares of that class.

However, we are seeking shareholder approval at our 2008 Annual General Meetings to amend the Constitution of BHP Billiton Limited and the Articles of BHP Billiton Plc to bring the above procedure in line with section 334 of the new UK Companies Act 2006 by requiring the proposed variation be approved by both the relevant Company and by a special resolution passed at a separate meeting of the holders of the issued shares of the class affected or with the written consent of members with at least 75 per cent of the votes in the class affected. Further details are set out in the Notices of Meeting for the 2008 Annual General Meetings.

2.14.12 Conditions governing general meetings

All provisions relating to general meetings apply with any necessary modifications to any special meeting of any class of shareholders that may be held. Therefore, the following information relates equally to general meetings and any special meeting of any class of shareholders.

The Board may and shall on requisition in accordance with applicable laws call a general meeting of the shareholders at the time and place or places and in the manner determined by the Board. No shareholder may convene a general meeting of BHP Billiton except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. General meetings can also be cancelled, postponed or adjourned. Notice of a general meeting must be given to each shareholder entitled to vote at the meeting and such notice of meeting must be given in the form and manner in which the Board thinks fit. Five shareholders of the relevant Company present in person or by proxy constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP Billiton Limited may appoint a person as a proxy to attend and vote for the shareholder in accordance with the law.

2.14.13 Limitations on rights to own securities

Neither the Constitution nor the Articles of Association impose any limitations on the rights to own securities other than restrictions that reflect the takeovers codes under relevant Australian and UK law. In addition, the Australian Foreign Acquisitions and Takeovers Act 1975 imposes a number of conditions that restrict foreign ownership of Australian-based companies.

Share control limits imposed by the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, as well as relevant laws, are described in section 2.8 and 2.12.2 of this Report.

2.14.14 Documents on display

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

2.15 Reserves

2.15.1 Petroleum reserves

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

The tables below detail estimated oil, condensate, NGL and gas reserves at 30 June 2008, 30 June 2007 and 30 June 2006, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty, fuel and flare volumes. Reserves include quantities of oil, condensate, NGL and gas that will be produced under several production and risk sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2008, approximately 6 per cent (2007: 9 per cent; 2006: 11 per cent) of proved developed and undeveloped oil, condensate and NGL reserves and 5 per cent (2007: 6 per cent; 2006: nil) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes which may not be realised upon divestment on an individual property basis.

Millions of barrels	Australia/Asia	Americas	UK/Middle East	Total
Proved developed and undeveloped oil, condensate and NGL reserves (a)

Reserves at 30 June 2005	284.7	183.0	74.9	542.6
Improved recovery	-	11.5	-	11.5
Revisions of previous estimates	52.4	0.6	(2.6)	50.4
Extensions and discoveries	-	2.6	-	2.6
Purchase/sales of reserves	-	(0.3)	-	(0.3)
Production (b)	(33.2)	(7.3)	(15.3)	(55.8)
Total changes	19.2	7.1	(17.9)	8.4
Reserves at 30 June 2006	303.9	190.1	57.0	551.0
Improved recovery	-	-	-	-
Revisions of previous estimates	13.6	(0.9)	5.6	18.3
Extensions and discoveries	50.9	1.7	-	52.6
Purchase/sales of reserves	-	(0.1)	-	(0.1)
Production (b)	(35.8)	(6.6)	(14.3)	(56.7)
Total changes	28.7	(5.9)	(8.7)	14.1
Reserves at 30 June 2007 (c)	332.6	184.2	48.3	565.1
Improved recovery	17.6	-	-	17.6
Revisions of previous estimates	20.0	16.2	(2.2)	34.0
Extensions and discoveries	26.6	23.4	-	50.0
Purchase/sales of reserves	-	-	-	-
Production (b)	(40.0)	(16.3)	(11.8)	(68.1)
Total changes	24.2	23.3	(14.0)	33.5
Reserves at 30 June 2008 (c)	356.8	207.5	34.3	598.6
Proved developed oil, condensate and NGL reserves (a)
Reserves at 30 June 2005	180.5	18.3	74.5	273.3
Reserves at 30 June 2006	199.3	21.5	54.6	275.4
Reserves at 30 June 2007	180.8	35.3	46.0	262.1
Reserves at 30 June 2008	190.9	99.6	30.6	321.1

(a)	In Bass Strait, the North West Shelf, Ohanet and the North Sea, NGL is extracted separately from crude oil and natural gas.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and NGL reserves include 8.0 million barrels derived from probabilistic aggregation procedures.

Billions of cubic feet	Australia/Asia	(a)	Americas	UK/Middle East	Total
Proved developed and undeveloped natural gas reserves

Reserves at 30 June 2005	4,820.7		116.9	244.5	5,182.1
Improved recovery	-		-	-	-
Revisions of previous estimates	4.0		6.5	34.7	45.2
Extensions and discoveries	-		1.3	-	1.3
Purchases/sales of reserves	-		(0.2)	-	(0.2)
Production (b)	(292.0)		(8.0)	(61.1)	(361.1)
Total changes	(288.0)		(0.4)	(26.4)	(314.8)
Reserves at 30 June 2006	4,532.7		116.5	218.1	4,867.3
Improved recovery	-		-	-	-
Revisions of previous estimates	15.3		(0.4)	1.4	16.3
Extensions and discoveries	-		280.7	-	280.7
Purchases/sales of reserves	(76.5)		(3.6)	-	(80.1)
Production (b)	(295.0)		(8.7)	(53.3)	(357.0)
Total changes	(356.2)		268.0	(51.9)	(140.1)
Reserves at 30 June 2007 (c)	4,176.5		384.5	166.2	4,727.2
Improved recovery	-		-	-	-
Revisions of previous estimates	22.7		(42.3)	62.2	42.6
Extensions and discoveries	239.8		17.1	-	256.9
Purchases/sales of reserves	-		-	-	-
Production (b)	(310.9)		(11.8)	(45.8)	(368.5)
Total changes	(48.4)		(37.0)	16.4	(69.0)
Reserves at 30 June 2008 (c)	4,128.1		347.5	182.6	4,658.2
Proved developed natural gas reserves
Reserves at 30 June 2005	2,621.4		15.1	239.3	2,875.8
Reserves at 30 June 2006	2,286.4		16.5	206.4	2,509.3
Reserves at 30 June 2007	2,137.4		15.9	162.4	2,315.7
Reserves at 30 June 2008	2,148.6		46.4	175.1	2,370.1

(a)	Production for Australia includes gas sold as LNG.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 169.3 billion cubic feet derived from probabilistic aggregation procedures.

2.15.2 Ore reserves

Ore Reserves are estimates of the amount of ore that can be economically and legally extracted and processed from our mining properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological and operational data is generated during the course of operations, estimates of reserves may change from period to period. All of the Ore Reserve figures presented are reported in 100 per cent terms and represent estimates at 30 June 2008 (unless otherwise stated). All tonnes and grade information has been rounded, hence small differences may be present in the totals. Mine life is calculated as Total Reserve divided by the current approved nominal production rate.

Our mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules. Our Ore Reserves may include areas where some additional approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life-of-mine schedule.

The reported reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average historical prices for traded metals for the three years to 31 December 2007, or for bulk commodities long-term contracted prices. However, we do not use a bauxite, aluminium or alumina price to determine bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the captive alumina refinery. In addition to these specifications a number of modifying factors are used to differentiate bauxite reserves from other mineralised material. For our Manganese assets, historical benchmark contract price is used to determine reserves at only one asset (GEMCO). Geological stratigraphic controls, cut-off grade and plant feed requirements are used to determine reserves at our other Manganese assets.

Current operating costs have been matched to the average of historical or long-term contract prices in our test for impairment in accordance with Industry Guide 7. The reported reserves may differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Mineral Resources and Ore Reserves, December 2004 (the JORC Code), which contemplates the use of reasonable investment assumptions in calculating reserve estimates.

The three-year historical average prices used for each commodity to test for impairment of the reserves of traded metals contained in this annual report are as follows:

Commodity Price	US$
Copper(1)	2.65/lb
Gold	582.11/oz
Nickel	11.52/lb
Silver	10.75/oz
Lead	0.73/lb
Zinc	1.19/lb
Uranium	58.16/lb

(1)	All our copper operations have used a copper price at or below the three-year historical average copper price to estimate, or test for impairment of, the copper reserves disclosed in this report. The price used by each operation is disclosed in the footnotes to the Base Metals Ore Reserves table.

Aluminium Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Aluminium Customer Sector Group estimated as at 30 June 2008 in 100 per cent terms (unless otherwise stated).

As at 30 June 2008																As at 30 June 2007
		Proved Ore Reserve				Probable Ore Reserve				Total Ore Reserve						Total Ore Reserve
Commodity Deposit(1,2,3,4)	Ore Type	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe2O3	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe2O3	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe2O3	Mine life (years	)	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe2O3	Mine life	(years)	BHP Billiton Interest %

Australia

Worsley (5)	Laterite	235	30.9	1.7	-	76	31.0	1.8	-	311	30.9	1.8	-	19		324	30.8	1.7	-	26		86

Brazil

MRN (6,7)	MRN Washed	155	50.7	3.7	-	59	50.7	3.7	-	214	50.7	3.7	-	14		172	51.2	3.5	-	11		14.8

Suriname

Coermotibo	Laterite	0.4	45.4	3.4	13.6	0.3	39.0	3.4	22	0.7	42.5	3.4	17.4	1		0.7	42.6	3.4	17.2	1		45

Onverdacht	Laterite	9.4	48.4	4.0	10.6	-	-	-	-	9.4	48.4	4.0	10.6	3		14	47.8	5.0	10.2	5		45

(1) Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves

Worsley	Maximum 80m	Maximum 160m

MRN	A bauxite intersection grid of 200m. Mining and metallurgical characterisation (test pit/bulk sample) plus a reliable suite of chemical and size distribution data	Those areas with a bauxite intersection grid spacing of less than 400m and/ or a 400m spaced grid with a 200m offset fill in, plus a reliable suite of chemical and size distribution data.

Coermotibo	61m x 61m	122m x 122m

Onverdacht	61m x 61m	122m x 122m

(2) Metallurgical recoveries for the operations are:

Deposit	Estimated % metallurgical recovery of A.Al2O3

Worsley (Worsley Refinery)	90%

MRN (Alumar refinery)	94%

Coermotibo (Paranam Refinery)	92.30%

Onverdacht (Paranam Refinery)	92.30%

(3) A.Al2O3 is available alumina determined for expected refinery conditions. R.SiO2 is silica that is reactive in the refinery process. Fe2O3 is iron oxide.

(4) For Worsley, MRN, Coermotibo and Onverdacht bauxite deposits the reserves are determined based on applicable A.Al2O3, R.SiO2. For one of the Onverdacht deposits an Fe2O3 cut-off is also applied.

(5) Worsley—The change in mine life is due to the approved production increase currently being installed and scheduled for operation in 2011.The Worsley Alumina Project expansion to 4.6 mtpa alumina (equivalent to 16.8 mtpa bauxite) was announced 1 May 2008.

(6) MRN—The June 2008 increase in MRN Washed reserves largely reflects the promotion of the plateaux Arama, Greigh and part of Monte Branco to the reserve category following a 200m square grid drilling program. A small amount of the reserve increase is derived from Bela Cruz, Bacaba,Teofilo and Cipo plateaux following a review of the model. MRN Washed tonnes and grade represent expected product based on forecast beneficiated yield in the reserve area of 75%.

(7) The MRN reserves are located on mining leases that provide MRN the right to mine. In addition, MRN is required to obtain environmental approvals to allow infrastructure access and mining; these approvals are sought and approved on a staged basis as part of the normal course of business. Current mining areas have full environmental approval, MRN is progressing further approvals to cover the total reserve area within a timeframe required by the current life of mine schedule.

Base Metals Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Base Metals Customer Sector Group estimated as a 30 June 2008 in 100 per cent terms (unless otherwise stated).

As at 30 June 2008
		Proved Ore Reserve					Probable Ore Reserve					Total Ore Reserve
Commodity Deposit (1,2,3)	Ore Type	Millions of dry metric tonnes	% TCu	% SCu			Millions of dry metric tonnes	% TCu	% SCu			Millions of dry metric tonnes	% TCu	% SCu			Mine life (years)
Copper
Escondida (4)	Oxide	95	0.86	-			49	1.07	-			144	0.93	-			24
	Sulphide	770	1.16	-			962	1.05	-			1,731	1.10	-
	Sulphide leach	692	0.55	-			1,568	0.55	-			2,260	0.55	-
Cerro Colorado (5)	Oxide	47	0.61	0.45			58	0.68	0.5			105	0.65	0.48			8
	Sulphide	28	0.74	0.14			20	0.66	0.16			48	0.71	0.15
Spence (6)	Oxide	36	1.11	0.86			30	1.05	0.65			66	1.08	0.76			15
	Sulphide	123	1.24	-			83	0.79	-			205	1.06	-
Pinto Valley (7)	Low-grade leach	7.0	0.21	-			8.0	0.20	-			15	0.21	-			4
	Sulphide	42	0.37	-			56	0.42	-			98	0.39	-
	Sulphide stockpiles	446	0.11	-			-	-	-			446	0.11	-
Copper Uranium		Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag
Olympic Dam (8)	Sulphide	221	1.97	0.59	0.73	3.99	253	1.77	0.61	0.79	3.91	473	1.86	0.60	0.76	3.95	43
Copper Zinc		Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo
Antamina (9)	Sulphide Cu only	39	1.15	0.21	9.1	0.033	253	1.10	0.15	9.7	0.035	292	1.11	0.16	9.6	0.035	12
	Sulphide Cu-Zn	24	1.11	3.1	22.6	0.009	85	1.14	2.66	19.1	0.009	109	1.13	2.75	19.9	0.009
Silver Lead Zinc		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn
Cannington (10)	Sulphide	22	356	8.4	3.9		2.2	272	6.7	4.3		24	348	8.3	3.9		8

As at 30 June 2008		As at 30 June 2007
		Total Ore Reserve
Commodity Deposit (1,2,3)	Ore Type	Millions of dry metric tonnes	% TCu	% SCu			Mine life (years)	BHP Billiton Interest %
Copper
Escondida (4)	Oxide	161	0.92	-			24	57.5
	Sulphide	1,743	1.15	-
	Sulphide leach	2,395	0.55	-
Cerro Colorado (5)	Oxide	113	0.66	0.50			9	100
	Sulphide	50	0.75	0.13
Spence (6)	Oxide	70	1.23	0.80			16	100
	Sulphide	214	1.06	-
Pinto Valley (7)	Low-grade leach	35	0.21	-			4	100
	Sulphide	87	0.41	-
	Sulphide stockpiles	443	0.11	-
Copper Uranium		Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag
Olympic Dam (8)	Sulphide	399	1.87	0.58	0.68	4.0	36	100
Copper Zinc		Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo
Antamina (9)	Sulphide Cu only	303	1.14	0.16	9.6	0.04	13	33.75
	Sulphide Cu-Zn	118	1.12	2.84	20.2	0.01
Silver Lead Zinc		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn
Cannington (10)	Sulphide	22	402	9.3	4.1		7	100

(1) %TCu – per cent total copper, %SCu – per cent soluble copper, %Cu – per cent copper, kg/tonne U3O8 – kilograms per tonne uranium oxide, g/tAu – grams per tonne gold, g/tAg – grams per tonne silver, %Zn – per cent zinc, %Pb – per cent lead, %Mo – per cent molybdenum

(2) Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves

Escondida	Sulphide: 55m x 55m Sulphide leach: 60m x 60m Oxide: 45m x 45m	Sulphide: 85m x 85m Sulphide leach: 95m x 95m Oxide: 50m x 50m

Cerro Colorado	55m x 55m on first kriging pass	120m x 120m on second kriging pass

Spence	Oxides: less than approximately 50m continuous square grid Sulphides: less than approximately 75m continuous square grid	Oxides and Sulphides: less than approximately 100m continuous square grid, estimation on second kriging pass

Pinto Valley	60m x 120m rectangular grid	200m x 200m

Olympic Dam	Drilling grid of 20m to 30m	Drilling grid of 30m to 70m

Antamina	High-Grade Cu/Zn: 3 composites of the same grade zone and different holes within 30m, closest within 20m Low-Grade Cu/Zn: 3 composites of the same grade zone and different holes within 35m, closest within 25m.	3 composites of the same grade zone and different holes within 55m, closest within 40m, or 2 composites of the same grade zone and different holes within 65m, closest within 30m, or at least 50 composites within 75m with at least 90% in the same grade zone as the block.

Cannington	12.5m sectional x 15.0m vertical	25.0m sectional x 25.0m vertical

(3) Metallurgical recoveries for the operations are:

% Metallurgical Recovery
	Cu	Ag	Pb	Zn	Au	U3O8	Mo
Escondida	Sulphide: 85% of TCu Sulphide Leach: 33% of TCu Oxide: 68% of TCu
Cerro Colorado	74% of TCu
Spence	Oxide: 82% of TCu Sulphide: 81% of TCu
Pinto Valley	Low-grade leach: 25% Sulphide: 86.4% Sulphide stockpiles: 3%
Olympic Dam	95%	67%			66%	70%
Antamina	Sulphide Cu: 94.4% Sulphide Cu-Zn: 30%	Sulphide Cu: 84% Sulphide Cu-Zn: 20%		Sulphide Cu: 0% Sulphide Cu-Zn: 87%			Sulphide Cu: 60% Sulphide Cu-Zn: 0%
Cannington		84%	87%	76%

(4) Escondida – Changes in the Escondida reserves are mainly due to changes in the geological and geometallurgical model and resulting optimisation of the mine plan using updated cost and price assumptions, including a variable cut-off grade for sulphide mill ore. Oxide reserves scheduled for mining after closure of the oxide leach plant are reported as Sulphide Leach due to process destination. Part of the Sulphide Leach mining stockpile has been removed from Ore Reserve classification due to uncertainty in tonnage, grade and metallurgical properties pending additional study. The Cu price used for testing impairment of the Escondida Ore Reserve was US$2.65/lb.

(5) Cerro Colorado—The Cu price used for testing impairment of the Cerro Colorado Ore Reserve was US$2.65/lb.

(6) Spence—The Cu price used for testing impairment of the Spence Ore Reserve was US$2.65/lb.

(7) Pinto Valley – Approval to re-open the Pinto Valley unit was given in December 2006 upon completion of a Feasibility Study of a mine and mill re-start. Mining activities were re-initiated in mid-June 2007, while milling started on schedule in October 2007. The changes in Ore Reserves are due to lowering the mill feed cut-off from 0.27%Cu in 2007 to 0.25%Cu, changed haulage ramp design and other mine parameters, and a revised deposit model, including revised classification. Mine life only considers the extraction of the intact sulphide ore. Copper recovery of the low-grade sulphide stockpiles is estimated from the expected leach production during mine life. The Cu price used for testing impairment of the Pinto Valley Ore Reserve was US$2.65/lb.

(8) Olympic Dam – The increase in overall Ore Reserves is due to additional mineralised material being available for conversion to Proven and Probable Reserves. In addition, mining parameters for stope design and grade factors have also been updated following review of the previous 2 years reconciliation data.The Cu price used for testing impairment of the Olympic Dam Ore Reserve was Cu = US$2.65/lb.

(9) Antamina – Reserves are reported on the basis of a reserve estimate completed in 2006, depleted by subsequent production.The Cu price used for testing impairment of the Antamina Ore Reserve was US$1.32/lb.

(10) Cannington – Updated metal price assumptions have resulted in a lower cut-off grade and associated increase in Ore Reserves.

Diamonds and Specialty Products Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Diamonds and Specialty Products Customer Sector Group estimated as at 30 June 2008 in 100 per cent terms (unless otherwise stated).

As at 30 June 2008									As at 30 June 2007
Commodity Deposit(1,2)	Ore Type(3)	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		Mine life (years)	Total Ore Reserve		Mine life (years)	BHP Billiton Interest %
		Millions of dry metric tonnes	Carats per tonne	Millions of dry metric tonnes	Carats per tonne	Millions of dry metric tonnes	Carats per tonne		Millions of dry metric tonnes	Carats per tonne
Diamonds(4)
EKATI Core Zone	OC	19.1	0.3	15.5	0.6	34.6	0.4	10	36.5	0.4	12	80
	UG	3.9	0.9	5.2	0.9	9.1	0.9		10.5	0.9
	SP	—	—	0.4	0.2	0.4	0.2		0.4	1.7
Mineral Sands		Millions of tonnes		Millions of tonnes		Millions of tonnes		24	Millions of tonnes		24	50
Richards Bay Minerals(5)	TiO2 slag	5.6		19		24			25

(1) Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves

EKATI Core Zone	less than 25m and up to 50m	less than 25m and up to 75m

Richards Bay Minerals	50m x 50m	800m x 100m

(2) Metallurgical recoveries for the operations are:

EKATI Core Zone	factors are assigned per geological domain and deposit

Richards Bay Minerals	45% including conversion to slag

(3) OC – open-cut, UG – underground, SP – stockpile, TiO2 – titanium dioxide

(4) Diamond prices used for pit optimisations and Ore Reserves reflect Company determined long-term marketing conditions. As a result of changes in the plant, the diamond stone size cut-off for the reserves has been reduced from 2.0mm for the June 2007 estimate to an effective 1.5mm square aperture stone size cut-off for the June 2008 Reserve estimate.

(5) Richards Bay Minerals – Reserves are reported in tonnes of slag as at 31 December 2007.

Stainless Steel Materials Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Stainless Steel Materials Customer Sector Group estimated at 30 June 2008 in 100 per cent terms (unless otherwise stated).

As at 30 June 2008									As at 30 June 2007
Commodity Deposit (1,2,3)	Ore Type	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		Mine Life (years)	Total Ore Reserve		Mine Life (years)	BHP Billiton Interest %
		Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni		Millions of dry metric tonnes	% Ni
Colombia
Cerro Matoso (4)	Laterite	68	1.30	35	1.27	103	1.29	42	67	1.70	26	99.94
	SP	24	1.38	—	—	24	1.38		10	1.51
	MNR - Ore	23	0.20	—	—	23	0.20		23	0.21
Nickel West
Leinster (5)	OC sulphide	3.3	1.33	0.4	0.94	3.7	1.30	7	0.7	1.7	6	100
	UG	6.4	1.81	4.4	1.90	11	1.85		13	1.8
Mt Keith (6)	OC	135	0.58	2.0	0.45	137	0.58	14	164	0.57	17	100
	SP	27	0.52	—	—	27	0.52		30	0.51
Cliffs	UG	—	—	1.6	3.6	1.6	3.6	5	1.7	3.4	5	100
Ravensthorpe	Laterite	107	0.73	120	0.6	227	0.66	21	235	0.67	23	100
	SP	8.0	0.77	—	—	8.0	0.77		3.0	0.75

(1) Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves

Cerro Matoso	Less than 25m	Greater than 25m and less than 70m

Leinster	25m x 25m	25m x 50m

Mt Keith	60m x 40m	80m x 80m

Cliffs	—	50m x 50m

Ravensthorpe	40mE by 50mN	80mE by 100mN

(2) Metallurgical recoveries for the operations are:

Deposit	% Metallurgical Recovery Ni

Cerro Matoso	90% (Reserve to metal)

Leinster: UG OC	89% (Reserve to Ni in concentrate) 85% (Reserve to Ni in concentrate)

Mt Keith: OC SP	65% (Reserve to Ni in concentrate) 49% (Reserve to Ni in concentrate)

Cliffs	90% (Reserve to Ni in concentrate)

Ravensthorpe	50% (Reserve to Ni in concentrate)

(3) OC – open-cut, UG – underground, SP – stockpile, MNR Ore – Metal Nickel Recovery ore, %Ni – per cent nickel

(4) Cerro Matoso – The Ore Reserve has increased as a result of revised price assumptions reducing the Laterite ore cut-off grade used in the reserve estimation from 1.0% Ni to 0.6% Ni. In addition, revised metallurgical recovery parameters have also resulted in an increase to the reserve.

(5) Leinster – Increases in open-cut Ore Reserves are due to lowering the cut-off grade from 0.8% Ni to 0.6% Ni based on revised economic parameters, and including a second cutback on the Rocky’s Reward Open Pit.

(6) Mt Keith – A mining study undertaken in 2007 has resulted in significant changes to the MKO pit stage designs. The resulting evaluation has determined that some of the deeper reserve, which was reclassified in the previous year from Proved Reserve to Probable Reserve, has been removed from the reserves as it is uneconomic under current economic conditions. The remainder of that Probable Reserve has been reclassified as Proven Reserves as a result of the pit stage redesign and due to the greater geotechnical knowledge of the project.

Iron Ore Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Iron Ore Customer Sector Group estimated as at 30 June 2008 in 100 per cent terms (unless otherwise stated).

As at 30 June 2008																					As at 30 June 2007
		Proved Ore Reserve						Probable Ore Reserve						Total Ore Reserve						Mine life(7)	Total Ore Reserve	Mine life(7)	BHP Billiton Interest %
Commodity Deposit (1,2,3,4,5,6)	Ore Type	Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2O3	% LOI	Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2O3	% LOI	Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2OI	% LOI		Millions of wet metric tonnes
Iron Ore
Mt Newman JV (8)	BKM	342	63.2	0.07	4.7	2.0	2.2	481	62.2	0.08	5.8	2.1	2.4	823	62.6	0.08	5.3	2.1	2.3	23	780	23	85
	MM	23	61.6	0.06	3.0	1.6	6.8	42	62.0	0.07	2.8	1.8	6.2	65	61.9	0.07	2.9	1.7	6.4		67
Jimblebar (9,10)	BKM	99	63.2	0.09	3.5	2.4	3.4	326	62.6	0.10	3.3	2.4	4.1	425	62.7	0.10	3.3	2.4	3.9	61	253	32	100
Mt Goldsworthy JV Northern (11)	NIM	8.9	59.5	0.06	9.6	1.7	3.0	15	59.1	0.05	10.8	1.1	2.4	24	59.2	0.05	10.4	1.3	2.6	12	3.2	2	85
Mt Goldsworthy JV Area C (12,13)	BKM	53	62.6	0.14	2.9	1.9	5.0	127	61.7	0.13	3.7	2.1	5.2	180	62.0	0.13	3.5	2.0	5.1	18	—	18	85
	MM	180	62.4	0.06	2.8	1.6	5.8	216	61.4	0.06	3.6	1.9	6.1	396	61.9	0.06	3.2	1.8	6.0		418
Yandi JV (14,15)	CID	791	57.4	0.04	5.6	1.4	10.5	301	56.9	0.04	6.2	1.5	10.6	1,092	57.2	0.04	5.8	1.4	10.5	24	913	20	85
		Millions of dry metric tonnes	% Fe	% Pc				Millions of dry metric tonnes	% Fe	% Pc				Millions of dry metric tonnes	% Fe	% Pc					Millions of dry metric tonnes
Samarco JV(16)	ROM	451	44.9	0.05				173	44.0	0.05				624	44.7	0.05				21	480	17	50

(1) The reserves are divided into joint ventures and material types that reflect the various products produced. The West Australian ore types are classified as per the host Archaean or Proterozoic banded iron formations. Ore types are BKM- Brockman, MM - Marra Mamba, NIM - Nimingarra, CID - Channel Iron Deposit. ROM - Run of Mine for Samarco, comprising itabirites and friable hematite ores.

(2) The reserve grades listed: Fe - iron, P - phosphorous, Si02 - silica, Al2O3 - alumina, LOl - loss ot ignition, refer to in situ mass percentage on a dry weight basis. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tonnes based on the following moisture contents: BKM -3%, MM - 4%, CID -8%, NIM -3.5%. Iron ore is marketed as Lump (direct blast furnace feed) and Fines (sinter blast feed). For Samarco: %Pc - phosphorous in concentrate, Samarco is marketed predominantly as direct reduction and blast furnace pellets.

(3) Metallurgical recovery is 100%, except for Mt Newman JV -Whaleback BKM where recovery is 92%. For Samarco, metallurgical recovery is 83.8%.

(4) Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves

Mt Newman JV	50m x 50m	300m x 50m

Jimblebar	50m x 50m	300m x 50m

Mt Goldsworthy JV Northern	25m x 25m	50m x 50m

Mt Goldsworthy JV Area C	50m x 50m	300m x 50m

Yandi JV	50m x 50m	150m x 150m

Samarco JV	AL North: 200m x 200m x 16m AL Center: 200m x 200m x 16m AL South: 200m x 200m x 16m	AL North: 400m x 400m x 16m AL Center: 400m x 400m x 16m AL South: 400m x 400m x 16m

(5) Some cut-off grades have been adjusted to align with revised product strategy. Cut-off grades used to estimate reserves: Mt Newman 50-62%Fe for BKM, 59%Fe for MM; Jimblebar 53%Fe for BKM; Mt Golduworthy 50%Fe for NIM, 57%Fe for MM, 59.5%Fe for BKM; Yandi 55-55.5%Fe for CID.

(6) Our Western Australian iron ore reserves are all located on State Agreement mining leases that guarantee the right to mine, except the Cattle Gorge mine (part of Mt Goldsworthy JV Northern), which is an operating mine on a standard Western Australian mining lease. We are required to obtain certain State Government approvals (including environmental and heritage clearances) before we commence mining operations on a particular area. We have included in our reserves areas where one or more approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life-of-mine schedule.

(7) Mine life (years) is calculated as Total Reserve divided by current approved nominal production rate.

(8) Changes to Mt Newman JV are due to additional deposit definition drilling, new geological interpretation and deposit models for Whaleback, OB24, OB25 Pit 4 and OB30, and changed MM and BKM (except Whaleback) cut-off grade from 60%Fe to 59%Fe.

(9) Changes to Jimblebar are due to additional deposit definition drilling, new geological interpretation, new deposit modelling and new pit designs for Jimblebar W1/2/3, and a change in cut-off grade from 60%Fe to 59%Fe.

(10) The Jimblebar Reserves listed include the Wheelarra Hill 3, 4 and Hashimoto 1 and 2 deposits at Jimblebar in which the Wheelarra Joint Venture participants (BHP Iron Ore (Jimblebar) Pty Ltd (51%), ITOCHU Minerals and Energy of Australia Pty Ltd (4.8%), Mitsui Iron Ore Corporation Pty Ltd (4.2%) and subsidiaries of Chinese steelmakers Magang, Shagang, Tanggang and Wugang (10% each)) have a legal interest. At the commencement of the Wheelarra Joint Venture on 1 October 2005, the Wheelarra Joint Venture participants had a legal interest in 175 million dry metric tonnes of Jimblebar Reserves (Wheelarra Joint Venture tonnes). The effect of the sales contracts entered into between the Wheelarra Joint Venture participants and the Mt Newman Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Newman Joint Venture participant) has an entitlement to 85% of these Wheelarra Joint Venture tonnes. This disclosure and the financial statements are prepared on this basis.

(11) Changes to Mt Goldsworthy JV Northern are due to the inclusion of Cundaline, Nimingarra A and B deposits, and a change in cut-off from 58%Fe to 50%Fe for Cattle Gorge.

(12) Changes to Mt Goldsworthy JV Area C are due to additional deposit definition drilling, new geological interpretation and deposit models for A Deposit, Packsaddle 1 and 3. New Reserve for Packsaddle 1 and 3 (BKM).

(13) The Area C Reserves listed include C Deposit within Area C in which the POSMAC Joint Venture participants (BHP Billiton Minerals Pty Ltd (68%), ITOCHU Minerals and Energy of Australia Pty Ltd (6.4%), Mitsui Iron Ore Corporation Pty Ltd (5.6%) and a subsidiary of POSCO (a Korean steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the POSMAC Joint Venture participants and the Mt Goldsworthy Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Goldsworthy Joint Venture participant) has an entitlement to 85% of the reserves in C Deposit. This disclosure and the financial statements are prepared on this basis.

(14) Changes to Yandi JV are due to a change in cut-off grade from 56%Fe to 55%Fe and 55.5%Fe, additional deposit definition drilling, new geological interpretation and deposit modelling for Yandi W1 and E4, and new pit designs.

(15) The Yandi Reserves listed include the Western 4 deposit in which the JFE Western 4 Joint Venture (JW4 JV) participants (BHP Billiton Minerals Pty Ltd (68%), ITOCHU Minerals and Energy of Australia Pty Ltd (6.4%), Mitsui Iron Ore Corporation Pty Ltd (5.6%) and a subsidiary of JFE Steel Corporation (a Japanese steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the JW4 JV participants and the Yandi Joint Venture participants and other associated agreements is that BHP Billiton (as a Yandi Joint Venture participant) has an entitlement to 85% of the Reserves in the Western 4 deposit. This disclosure and the financial statements are prepared on this basis.

(16) During the feasibility studies for the Third Pelletizing Plant Project, further drilling has confirmed a reserve for more than 20 years of mine life. The reported reserve is inside the 2027 pit designed for the Third Pelletizing Plant Project.

Manganese Customer Sector Group

Ore Reserves

The table below details the Ore Reserve for the Manganese Customer Sector Group estimated as at 30 June 2008 in 100 per cent terms (unless otherwise stated).

As at 30 June 2008												As at 30 June 2007
		Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve				Total Ore Reserve
Commodity Deposit (1,2,3)	Ore Type	Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield	Mine Life (years)	Millions of dry metric tonnes	% Mn	% Yield	Mine Life (years)	BHP Billiton Interest %
Manganese
GEMCO (4)	ROM	74	48.2	49	43	47.2	48	117	47.8	48	17	129	47.8	49	20	60
		Millions of dry metric tonnes	% Mn	% Fe	Millions of dry metric tonnes	% Mn	% Fe	Millions of dry metric tonnes	% Mn	% Fe		Millions of dry metric tonnes	% W1 Lump	% Fe
Wessels (5,6,7)	ROM	—	—	—	—	—	—	—	—	—	20	11	48.3	—	17	54.6
	Lower Body-HG	3.4	47.5	10.6	9.2	47.9	10.7	13	47.8	10.7
	Lower Body-LG	1.3	41.0	13.5	5.7	41.1	13.1	7.0	41.1	13.2
		Millions of dry metric tonnes	% Mn	% Fe	Millions of dry metric tonnes	% Mn	% Fe	Millions of dry metric tonnes	% Mn	% Fe		Millions of dry metric tonnes	% Mn	% Fe
Mamatwan(5,6,8)	ROM	—	—	—	—	—	—	—	—	—	14	47	37.2	4.84	20	54.6
	M, C and N Zones	38	37.8	4.5	7.9	36.8	4.3	46	37.6	4.4
	X Zone	4.3	37.3	4.8	0.2	35.6	4.6	4.4	37.2	4.8

(1)	Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves

GEMCO	60m x 120m and 60m x 60m	120m x 120m

Wessels	Defined as rim ±30m wide around mined-out areas, plus ±142m spaced surface drill holes, supplemented by some economically viable remnant blocks within mined-out areas. underground drilling and sampling	Underground chip sampling, limited underground drill holes and ±142m spaced surface drill holes

Mamatwan	80m x 80m	160m x 160m

(2) Metallurgical recoveries for the operations are:

Deposit	% Metallurgical Recovery
GEMCO	See yield in the Reserves table
Wessels	76% recovery for W1 lump product
Mamatwan	94%

(3) ROM – run of mine product, %Mn – per cent manganese, %W1 lump – Wessels main manganese lump product grade on a per cent basis

(4) GEMCO—Manganese grades are given as per washed ore samples and should be read together with their respective yields.

(5) An agreement has been signed between Samancor Manganese and empowerment consortium Ntsimbintle Mining Pty Ltd. The Ntsimbintle agreement has been signed by both parties but remains subject to government approval which is believed to be administrative in nature. This transaction allows for the inclusion of part of the Prospecting Rights held by Ntsimbintle into the Wessels and Mamatwan Mining Areas in exchange for 9% equity in Hotazel Mines, thereby adding the mineralisation within the Ntsimbintle Prospecting Right to the Wessels and Mamatwan Mining Rights. The BHP Billiton share of Wessels and Mamatwan mines (Hotazel Manganese Mines) therefore drops from 60% to 54.6%. Reserve from the Ntsimbintle agreement area has not yet been included in this Ore Reserve statement.

(6) Wessels and Mamatwan – The criteria for determining reserves at Wessels and Mamatwan are geological stratigraphic controls, cut-off grade and plant feed requirements. Plant feed requirements vary depending on the product specifications. Improvements in the rail system and inclusion of lower grade ores as discussed below has allowed production increases at both Wessels and Mamatwan and therefore changes in the mine life.

(7) Wessels – Wessels Mine used to be a high-grade mine—mean manganese content for W1 lump being 48%. As a result, only this high-grade portion was previously included in our reserve estimate and clasified as 'ROM' (now called Lower body-HG). A low-grade portion, W4 lump at a mean grade of 42.2% Mn (now called Lower body-LG), was not included in reserves as the selling of this product is dependent on marketing requirements. Positive changes in market conditions now allow for the inclusion of all grades above a cut-off of 37.5% Mn. This report reflects these increased tonnages. The traditional W1 lump at a mean grade of 48% Mn was also adjusted to 47% Mn.

(8) Mamatwan – The X Zone has not previously been declared as Ore Reserve. This is lower grade material and has to be mined in the process of accessing the economic higher grade M, C and N Zones (previously called ROM). Due to positive market conditions, this X Zone material now has economic value.

Metallurgical Coal Customer Sector Group

Metallurgical Coal Reserves

The table below details the total Coal Reserves for the Metallurgical Coal Customer Sector Group estimated as at 30 June 2008 in 100 per cent terms (unless otherwise stated).

As at 30 June 2008											As at 30 June 2007
			Proved Coal Reserve	Probable Coal Reserve	Total Coal Reserve (3)	Total Marketable Reserves(3)					Total Marketable Reserves
Commodity Deposit (1,2)	Mining Method	Coal Type	Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	% Ash	% VM	% S	Mine Life (years)	Millions of metric tonnes	% Ash	% VM	% S	Mine Life (years)	BHP Billiton Interest %
Queensland Coal reserves at operating mines - CQCA JV
Goonyella Riverside Broadmeadow (4)	OC	Met	375	99	474	372	9.1	23.2	0.52	32	349	9.1	23.4	0.52	29	50
	UG	Met	20	117	137	118	6.6	23.6	0.50		123	6.6	23.6	0.50
Peak Downs (5)	OC	Met	265	686	950	535	9.2	21.0	0.60	59	473	9.4	20.6	0.60	52	50
Saraji (6)	OC	Met	207	217	424	252	9.8	18.4	0.60	31	176	9.7	18.5	0.60	22	50
Norwich Park (7)	OC	Met	78	100	178	125	10.2	14.8	0.70	21	86	10.2	17.6	0.70	16	50
Blackwater (8)	OC	Met/Th	98	198	295	254	8.8	25.8	0.50	20	256	10.2	25.3	0.42	19	50

Gregory JV
Gregory Crinum	OC	Met/Th	0.8	4.4	5.2	4.2	7.5	33.1	0.60	6	5.5	7.4	33.3	0.60	7	50
	UG	Met/Th	-	35	35	30	7.5	33.0	0.60		30	7.5	33.1	0.60

BHP Mitsui
South Walker Ck	OC	Met/Th	38	3.2	41	31	8.4	12.7	0.39	8	35	8.5	12.9	0.37	10	80
Poitrel-Winchester	OC	Met/Th	43	25	67	53	8.5	23.8	0.36	17	51	8.5	23.8	0.36	17	80

Illawarra Coal, operating mines
Appin (9)	UG	Met/Th	8.0	28	36	32	8.9	23.4	0.40	10	27	8.9	23.2	0.37	12	100
West Cliff	UG	Met/Th	3.6	12	16	13	8.9	21.5	0.40	5	17	8.9	21.6	0.37	7	100
Dendrobium	UG	Met/Th	3.2	42	45	33	9.5	23.6	0.60	13	32	9.5	23.5	0.58	15	100

(1) OC – open-cut, UG – underground, Met – metallurgical coal, Th – thermal coal, %VM – per cent volatile matter, %S – per cent sulphur

(2) Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves

Goonyella Riverside Broadmeadow	Maximum 500m spacing of geophysically logged, analysed coreholes with >=95% recovery or <+/-10% expected error at 95% confidence on a 50m x 100m block, 3D seismic coverage for UG resources	500m to 1000m spacing of geophysically logged, analysed coreholes with > 95% recovery or +/-10% to +/-20% expected error at 95% confidence on a 50m x 100m block

Peak Downs, Saraji, Norwich Park, Blackwater, South Walker Creek	Maximum 500m spacing of geophysically logged, analysed coreholes with >=95% recovery	500m to 1000m spacing of geophysically logged, analysed coreholes with >=95% recovery

Gregory Crinum	Maximum 500m spacing of geophysically logged, analysed , coreholes with >=95% recovery, 3D seismic coverage for UG resources	500m to 1000m spacing of geophysically logged, analysed coreholes with >=95% recovery

Poitrel / Winchester	Maximum 650m spacing of geophysically logged, analysed , coreholes with >=95% recovery	650m to 1000m spacing of geophysically logged, analysed coreholes with >=95% recovery

Appin, West Cliff, Dendrobium	Maximum of 700m between data points	Maximum of 1000m between data points

(3) Total Coal Reserve (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials, and for losses that occur when the coal is mined, and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after the beneficiation of the Total Coal Reserves. Note that where the coal is not beneficiated, the Total Coal Reserve tonnes are the Marketable Coal Reserve tonnes, with moisture adjustment where applicable.

(4) Goonyella Riverside Broadmeadow – The combined OC and UG Marketable Coal Reserve has increased by 18 million metric tonnes (mt) compared to the June 2007 reserve. After FY2008 production depletion (12mt), the changes are attributed to the OC creek buffer exclusions (-22mt marketable coal), forecast improved mining recovery (11mt marketable coal), favourable economic assumptions (43mt marketable coal), and UG mined out adjustments (-2mt marketable coal).

(5) Peak Downs – The 2008 reserves estimate is 535mt of marketable coal, which is an increase of 62mt of marketable coal compared to the 2007 reserve. After FY2008 production depletion (8mt marketable coal), the changes are attributed to update of the Caval Pit geological model (55mt marketable coal), additional surface rights (21mt marketable coal), mining recovery and mined out adjustments (-17mt marketable coal) and favourable economic assumptions (11mt marketable coal). The Caval Pit geological model was updated in March 2008.

(6) Saraji – The 2008 reserves estimate is 252mt of marketable coal, which is an increase of 76mt of marketable coal compared to the 2007 reserve. After FY2008 production depletion (6mt marketable coal), the changes in reserve estimates are attributed to forecast improved mining recovery (22mt marketable coal), additional drilling and mine planning (73mt marketable coal), and others including a reserve limit adjustment (-13mt marketable coal).

(7) Norwich Park – The 2008 reserves estimate is 125mt of marketable coal, which is an increase of 39mt of marketable coal compared to the 2007 reserve. After FY2008 production depletion (5mt marketable coal), the changes in reserve estimates are attributed to additional drilling and mine planning (23mt marketable coal), forecast improved mining recovery (6mt marketable coal), surface rights approval in Lotus (10mt marketable coal), favourable economic assumptions (3mt marketable coal) and a reserve limit adjustment (3mt marketable coal). This year's reserve includes the lower seams in Lotus and South Leichhardt pits.

(8) Blackwater – The 2008 reserve includes the Blackwater and the South Blackwater deposits, which were reported separately in previous years. Additional drilling, improvements in mining recovery over the previous two years and a reallocation of the split between metallurgical and thermal coal products have resulted in a reduction in ash forecast in the marketable reserve compared to the June 2007 Marketable Coal Reserve.

(9) Appin – The increase in reserves is a result of the reclassification of part of the geological model due to the exploration program carried out throughout the year.

Energy Coal Customer Sector Group

Energy Coal Reserves

The tables below detail the total Coal Reserves for the Energy Coal Customer Sector Group estimated as at 30 June 2008 in 100 per cent terms (unless otherwise stated).

As at 30 June 2008													As at 30 June 2007
			Proved Coal Reserve	Probable Coal Reserve	Total Coal Reserve (3)	Total Marketable Reserves (3,4)					Total Moisture (5)	Mine life (years)	Total Marketable Reserves(3,4)					Mine life (years)	BHP Billiton Interest %
Commodity Deposit (1)	Mining Method (2)	Coal Type (2)	Millions of tonnes	Millions of tonnes	Millions of tonnes	Millions of tonnes	% Ash	% VM	% S	KCal/kg CV			Millions of tonnes	% Ash	% VM	% S	KCal/kg CV
New Mexico-Operating mines
San Juan	UG	Th	73	1.0	74	74	19.0		0.70	5,600	9.9%	12	79	19.0	-	-	5,600	12	100
Navajo	OC	Th	181	8.9	190	190	22.0		0.88	4,800	13.0%	25	205	-	-	0.85	4,800	27	100
South Africa-Operating mines(6)
Douglas (7)	OC	Th	211	115	326	229	20.9	24.5	0.60	6,200	7.5%	27	0.9	15.3	26.4	0.50	6,600	1	100
	UG	Th	-	-	-	-	-	-	-	-			2.4	15.2	25.5	0.68	6,600
Khutala	OC	Met	4.9	-	4.9	3.9	18.0	30.5	1.73	6,200	8.0%	18	5.6	18.6	30.0	1.73	6,100	20	100
	OC	Th	45	21	66	66	36.1	20.3	0.98	4,400	8.0%		62	36.8	20.5	0.99	4,400
	UG	Th	170	-	170	170	33.9	20.9	0.90	4,500	8.0%		184	34.3	21.6	0.93	4,500
Klipspruit (8)	OC	Th	76	14	89	74	22.2	22.9	0.59	5,800	8.8%	12	83	21.8	23.0	0.57	5,800	12	100
Middelburg (9)	OC	Th	268	-	268	193	22.4	23.0	0.82	6,000	6.8%	27	232	23.6	22.4	0.82	5,800	10	100
Optimum (10)	OC	Th	116	-	116	86	19.5	26.5	0.74	6,000	8.0%	7	97	19.6	26.5	0.74	6,000	7	100

Australia - Operating mine and project

mt Arthur Coal	OC	Th	178	35	213	168	17.2	30.8	0.7	6,500	8.4%	14	180	17.2	30.8	0.70	6,500	15	100

Colombia - Operating mine
Cerrejon Coal Company (11)	OC	Th	630	181	811	819	-	-	-	6,200	12.0%	25	893	-	-	-	6,200	27	33

(1) Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves

San Juan	0m - 500m	500m - 1000m

Navajo	Less than 500m	500m - 1000m

Douglas	A minimum of 8 drillholes per 100Ha	4-8 drillholes per 100Ha

Khutala	A minimum of 16 drillholes per 100Ha	5-16 drillholes per 100Ha

Middelburg	A minimum of 8 drillholes per 100Ha	4-8 drillholes per 100Ha

Optimum	A minimum of 16 drillholes per 100Ha	5-16 drillholes per 100Ha

Klipspruit	A minimum of 8 drillholes per 100Ha	4-8 drillholes per 100Ha

mt Arthur Coal	Less than 250m spacing	250m spacing and zones of increased structural activity

Cerrejon Coal Company	A minimum of 6 drillholes per 100Ha	2-6 drillholes per 100Ha

(2) OC – open-cut, UG – underground, Th – thermal coal, Met – metallurgical coal

(3) Total Coal Reserve (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials, and for losses that occur when the coal is mined, and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after the beneficiation of the Total Coal Reserves. Note that where the coal is not beneficiated, the Total Coal Reserve tonnes are the Marketable Coal Reserve tonnes, with moisture adjustment where applicable.

(4) %VM – per cent volatile matter, %S – per cent sulphur, Kcal/kg CV – kilo-calories per kilogram calorific value

(5) Coal moisture content is on an as received basis.

(6) Koornfontein – The deposit was sold effective 1 July 2007 and is no longer reported.

(7) Douglas – Approval of the Douglas Middelburg project has enabled an increase of 324 million tonnes (mt) in the open-cut Coal Reserves (228mt Marketable Reserves). Previously reported underground Coal Reserves have now been incorporated into the open-cut reserve. As a result of the Douglas Middelburg project, the Douglas Colliery and Middelburg Mine will be reported as a single entity from next year. The total complex is designed to supply coal until the cessation of the current ESKOM contract in 2034. The mine life for both Douglas and Middelburg is therefore stated as 27 years.

(8) Klipspruit – Additional drilling has allowed the upgrading of 17mt of Probable Reserve to Proved Reserve.

(9) Middelburg – The approval of the Douglas Middelburg optimisation project has provided increased confidence in the coal marketability and transfer of the Total Coal Reserve to Proved status.

(10) Optimum – The operation has been sold, effective 1 July 2008.

(11) Cerrejón Coal Company – The 74mt reduction in Marketable Coal Reserves compared to that reported in June 2007 is due to changes in the geological model as well as a change in modelling practices, reconciliation of the beneficiation plant recovery factors, revised moisture estimation and production depletion. The Cerrejón reserves are located on mining leases that provide Cerrejón the right to mine. In addition, Cerrejón is required to obtain environmental approvals to allow creek diversion for access and mining. These approvals are sought and approved in the normal course of business and in a time frame that meets the current life of mine schedule.

3 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

3.1 Introduction

This ‘Operating and financial review and prospects’ section is intended to convey management's perspective of the BHP Billiton Group and its operational and financial performance as measured and prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IFRS’). We intend this disclosure to assist readers to understand and interpret the financial statements included in this Report. This section should be read in conjunction with the financial statements, together with the accompanying notes.

We are the world’s largest diversified natural resources company, with a combined market capitalisation of approximately US$225 billion as at 30 June 2008. We generated revenue of US$59.5 billion and profit attributable to shareholders of US$15.4 billion for FY2008.

We extract and process minerals, oil and gas from our production operations, located primarily in Australia, the Americas and southern Africa. We sell our products globally with sales and marketing taking place through our principal hubs of The Hague and Singapore. The following table shows the revenue by location of our customers:

	Segment revenue by location of customer
US$ million	2008	2007	2006
Europe	14,349	12,485	11,663
China	11,670	9,292	6,557
Japan	6,885	5,337	5,177
Other Asia	6,411	5,471	3,254
Australia	5,841	4,334	3,548
North America	4,771	3,205	2,615
South Korea	3,700	2,574	2,143
South America	2,640	1,966	1,848
Southern Africa	2,003	1,748	1,439
Rest of World	1,203	1,061	855
BHP Billiton Group	59,473	47,473	39,099

We operate nine Customer Sector Groups (CSGs) aligned with the commodities which we extract and market:

Customer Sector Group	Principal activities

Petroleum	Oil and gas exploration, production, development and marketing

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining and marketing of thermal (energy) coal

The work of our nine CSGs is supported by our Exploration and Marketing teams and other Group-wide functions.

A detailed discussion on our CSGs is located in section 2.2 of this Report. A detailed discussion of our Marketing and Minerals Exploration functions is located in sections 2.4 and 2.5 respectively of this Report.

3.2 Our strategy

Our objective as a corporation is to create long-term shareholder value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

To achieve this we aim to own and operate a portfolio of upstream, large, long-life, low-cost, expandable, export-oriented assets across a diversified geographic and commodity base, and pursue growth opportunities consistent with our core skills by:

•	discovering resources through our Exploration activities

•	developing and converting them in our CSGs

•	developing customer and market-focused solutions through our Marketing arm

•	adding shareholder value beyond the capacity of these groups through the activities of the Group Functions

In pursuing our objective, we are guided by our commitment to safety, simplicity and accountability.

Our overriding commitment is to safety: ensuring the safety of our people, respecting our environment and the communities in which we work. This commitment transcends everything we do and guides every aspect of our work.

Our commitment to simplicity and accountability allows us to focus on the most important drivers of value while empowering our people to operate within their authority and make a difference.

Our objective and commitments are pursued through the six strategic drivers of our strategy:

•

People – the foundation of our business is our people. We require people to find resources, develop those resources, operate the businesses that produce our products, and then deliver that product to our customers. Talented and motivated people are our most precious resource.

•

Licence to operate – we aim to ensure that the communities in which we operate value our citizenship. Licence to operate means win-win relationships and partnerships. This includes a central focus on health, safety, environment and the community, and making a positive difference to our host communities.

•

World-class assets – our world-class assets provide the cash flows that are required to build new projects, to contribute to the economies of the countries in which we operate, to meet our obligations to our employees, suppliers and partners, and ultimately to pay dividends to our shareholders. We maintain high-quality assets by managing them in the most effective and efficient way.

•	Financial strength and discipline – we have a solid ‘A’ credit rating, which balances financial flexibility with the cost of finance. Our capital management program has three priorities:

•	To reinvest in our extensive pipeline of world-class projects that carry attractive rates of return regardless of the economic climate.

•	To ensure a solid balance sheet.

•	To return excess capital to shareholders.

•

Project pipeline – we are focused on delivering an enhanced resource endowment to underpin future generations of growth. We have an abundance of tier one resources in stable countries that provide us with a unique set of options to deliver brownfield growth.

•

Growth options – we use exploration, technology and our global footprint to look beyond our current pipeline to secure a foundation of growth for future generations. We pursue growth options in several ways – covering the range from extending existing operations to new projects in emerging regions, through exploration, technology and, on occasion, merger and acquisition activity.

3.3 Key measures

Our management and Board use a number of financial and operational measures to assess our performance.

Overall financial success – We use several financial measures to measure the success of our overall strategy. The two key measures are profit attributable to members of the BHP Billiton Group and Underlying EBIT. Profit attributable to members of the BHP Billiton Group for FY2008 was US$15.4 billion, an increase of US$2.0 billion, or 14.7 per cent, from FY2007. Underlying EBIT for FY2008 was US$24.3 billion compared with US$20.1 billion in FY2007, an increase of 21.0 per cent. Underlying EBIT is the internally defined, key financial measure used by management for monitoring the performance of our operations. We explain the calculations and why we use this measure in section 3.6.1. Other measures in addition are as follows:

	2008	30 June 2007	2006

Net operating cash flow (US$M)	18,159	15,957	11,325
Gearing (1)	17.8%	25.0%	27.2%
Basic earnings per share (US cents)	275.3	229.5	173.2

(1) Refer to section 10 ‘Glossary’ for definitions.

All measures show a strong performance in the context of a challenging supply environment. Refer to section 3.6 for a detailed analysis of the operating results.

The following are other measures that assist us to monitor our overall performance.

People and Licence to operate – These foundational strategic drivers bring together health, safety, environment and community related measures. These measures are a subset of the HSEC Targets Scorecard, which can be found in our full Sustainability Report at www.bhpbilliton.com.

On 1 July 2007, we introduced new five-year Health, Safety, Environment and Community targets; this is the first year we report against these targets.

We experienced 11 fatalities in seven separate incidents during FY2008, compared to eight fatalities in FY2007. We remain determined to do all in our power to eliminate fatalities from our operations. While low injury frequency rates do not mean low fatality rates, during FY2008, we improved our injury frequency rate. Our Total Recordable Injury Frequency Rate decreased by 20 per cent, from 7.4 per million hours worked for FY2007 to 5.9.

During FY2008, 207 new cases of occupational illness were reported Group-wide. This represents a 26 per cent reduction in the rate of illnesses per 10,000 employees against the target of a 30 per cent reduction by June 2012. There has been a 4.0 per cent increase in potential employee exposures over the occupational exposure limit (excluding noise) since 2007. Occupational exposure relates to instances where our people would be exposed if they were not wearing personal protection equipment. Refer to section 10 ‘Glossary’ for definitions.

Our five-year targets include a six per cent reduction in greenhouse gas emissions per unit of production and a 13 per cent reduction in carbon-based energy use per unit of production, both by 30 June 2012. In FY2008, our carbon based energy intensity increased by one per cent. In FY2008, we experienced a five per cent increase in the greenhouse gas emissions intensity index for BHP Billiton’s global sites. This was due, in part, to the switching of fuels used by third party electricity generators that serve our operations in Chile.

We have set a target to improve our use of recycled water relative to our use of high-quality water from the environment. Our aggregate target is to see a 10 per cent improvement by 2012 in the ratio of water recycled to high-quality water consumed. During the FY2008 period we made an improvement of seven per cent towards our target.

We have a five-year target to improve by 10 per cent the ratio of land rehabilitated compared to land disturbed. The FY2008 ratio has not changed since last year.

We continue to invest one per cent of our pre-tax profits (on a three-year rolling average) in community programs to ensure our host communities share in our success. During FY2008, this voluntary investment totalled US$141 million, comprising cash, in-kind support and administration costs. This is equivalent to 1.0 per cent of pre-tax profits, based on a three-year average of the profit before tax, as publicly reported in each of those years.

During the reporting period, our sites received 536 community complaints, a decrease from 543 during FY2007. Similar to the previous reporting year, the most common type of community complaints were related to noise and dust.

World-class assets – Our diversified and high-margin portfolio, with an abundance of tier one resources in fiscally stable regimes, provides us with a unique set of options to deliver growth. In FY2008, annual production records were set in seven commodities and production increased in a further six. This provides a stable platform as we continue to develop and deliver world-class projects that are expected to add significant shareholder value.

Actual production volumes for this year and the previous two years are shown below. Further details appear in section 2.3 of this Report.

	30 June
	2008	2007	2006
World-class assets
Production
Total petroleum products (millions of barrels of oil equivalent)	129.50	116.19	117.36
Alumina (‘000 tonnes)	4,554	4,460	4,187
Aluminium (‘000 tonnes)	1,298	1,340	1,362
Copper cathode and concentrate (‘000 tonnes)	1,375.5	1,250.1	1,267.8
Nickel (‘000 tonnes)	167.9	187.2	176.2
Iron ore (‘000 tonnes)	112,260	99,424	97,072
Metallurgical coal (‘000 tonnes)	35,193	38,429	35,643
Energy coal (‘000 tonnes)	80,868	87,025	85,756

Financial strength and discipline – Financial strength is measured by attributable profit and Underlying EBIT as overall measures, along with liquidity and capital management. Our solid ‘A’ credit rating and net gearing and net debt are discussed in section 3.7.3 of this Report. The final dividend declared for FY2008 represents the thirteenth consecutive dividend increase, and the second consecutive year in which we have rebased our dividend. Since August 2004 we have announced capital management initiatives totalling US$17 billion, under which 680 million shares have been repurchased.

Project pipeline and growth options – Our project pipeline focuses on high-margin commodities that are expected to create significant future value. The details of our project pipeline are located in section 3.7.2 of this Report, with a summary presented below.

	30 June
	2008	2007	2006
Project pipeline and growth options (major projects)
Number of projects approved during the year (1)	8	3	7
Number of projects currently under development approved in prior years	6	12	6
Number of completed projects (2)	11	1	4
Budgeted capital expenditure for projects approved in the year (US$M) (1)	5,800	2,355	5,048
Budgeted capital expenditure for projects under development approved in prior years (US$M)	6,265	10,426	4,455
Capital expenditure of completed projects (US$M) (2)	7,967	1,100	1,405

(1)	Includes projects approved between end of the financial year and date of profit release.
(2)	Includes projects completed between end of the financial year and date of profit release.

In addition to the above projects the Board approved pre-expenditure of US$930 million for Rapid Growth Project 5 (Western Australia Iron Ore).

3.4 External factors and trends affecting our results

The following section describes some of the external factors and trends that have a material impact on our financial condition and results of operations. We operate our business in a dynamic and changing environment, and with information that is rarely complete and exact. We primarily manage the risks discussed in this section under our portfolio management approach, which relies on the effects of diversification, rather than individual price risk management programs. Details of our financial risk management and financial instruments outstanding at 30 June 2008 may be found in note 26 ‘Financial risk management’ in the financial statements.

Management monitors particular trends arising in the external factors with a view to managing the potential impact on our future financial condition and results of operations. The following external factors could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

3.4.1 Commodity prices

The 2008 financial year has seen higher average prices for most of our major commodities than in the prior year. Demand for raw materials in the emerging market economies has remained strong. In particular, China remains a key driver of global commodity consumption through its position as a net importer of raw materials. China’s competitiveness and ability to innovate in downstream processing has been demonstrated again with sustained nickel pig iron production.

In light of differing activity for the developed and emerging market economies, there have been mixed spot prices for key commodities. In particular, bulk and energy related commodities have tended to outperform the LME traded metals. We expect the effects of current weaknesses in the developed economies on demand for our commodities to be offset by ongoing demand from the emerging economies. Supply side pressures remain high and price outcomes have regularly been underestimated by industry observers. In the short-term, we expect prices to remain high relative to historical levels, albeit with higher volatility.

Looking to the longer term, demand for our commodities is expected to remain strong. We expect that higher long-run raw materials and energy prices and stronger producer currencies should place upward pressure on industry supply costs, and hence, prices of minerals commodities. We continue to expect that commodity prices will be driven by long-run marginal cost of supply.

The following table shows prices of our most significant commodities for each of the years ended 30 June 2008, 2007 and 2006. These prices represent the average quoted price except where indicated otherwise.

Commodity	2008	2007	2006
Crude oil (WTI) (US$/bbl)	96.98	63.00	64.41
Aluminium (LME) (1) (3mth) (US$/t)	2,718	2,699	2,260
Copper (LME) (1) (cash) (US¢/lb)	353.10	321.47	228.58
Nickel (LME) (1) (US$/lb)	12.93	17.15	7.03
Iron ore (2)(3) (US$/dmtu)	1.4466	0.8042	0.7345
Metallurgical coal (3)(4) (US$/t)	300	98	115
Energy coal (API4) (US$/t)	94.60	51.52	47.63

(1)	Refer to section 10, ‘Glossary’ for definitions.
(2)	Newman fines price in Japan.
(3)	Price represents that set in April of the relevant fiscal year.
(4)	Prime hard coking coal worldwide.

The following summarises the trends of our most significant commodities for FY2008.

Oil: Crude oil prices continued their rise, to an average of US$96.98/bbl, up 54 per cent from a year ago. This is due to a confluence of factors such as sustained weakness in the US dollar, speculative activity, strong geopolitical factors in Iran and Nigeria and tightness in global refinery capacity. We believe that fundamentals remain supportive of the higher prices, as weakness in oil demand growth in the OECD region was offset by key players in the non-OECD region, namely by China, India and the Middle East. These non-OECD parties contributed strongly to the overall 86.6 MMbbl/d in oil demand. Although we expect an easing in fundamentals in 2009 on positive non-OPEC supply outlook and softening global demand caused by higher oil prices, prices should continue to be well supported in the short to medium term.

Aluminium: The aluminium market remained strong throughout FY2008. The benchmark three-month price on the LME for the final month of the fiscal year was US$3,005 per tonne, up from a price of US$2,788 per tonne for the opening month. For the fiscal year as a whole the LME three-month price averaged $2,718 per tonne compared to $2,699 per tonne in FY2007. Official LME stocks have risen over the course of FY2008. Prices have been supported by a combination of concerns relating to supply interruptions and rapid increases in production input costs, with energy being a central theme.

Copper: Copper demand, driven by China, grew close to four per cent year-on-year during the 2007 calendar year, with the International Copper Study Group (ICSG) estimating total global copper demand at 39.9 billion pounds. However, in the first three months of calendar year 2008, refined copper demand is estimated by the ICSG to have fallen by around one per cent year-on-year. Combined exchange stocks at LME/Comex/Shanghai fell during FY2008 by 134 million pounds, from 497 million pounds to 363 million pounds. LME cash prices in the first half of FY2008 averaged 337.9US¢/lb and despite weaker fundamentals in the second half of FY2008 prices averaged 368.3US¢/lb.

Nickel: Nickel prices have continued to demonstrate greater price volatility than most other metals, and the last year has been no exception with sharp falls in prices. The nickel price began FY2008 with a price of US$16.76/lb. A bearish outlook driven by a boom in nickel pig iron production in China and de-stocking in the global stainless steel industry led to a price decline through the first half of FY2008, with an average nickel price of US$13.54/lb. During the second half of FY2008, bearish sentiment in the investment community combined with a sustained increase in LME stock made the nickel price fall further to an average price of US$12.38/lb. The nickel price closed at US$9.83/lb at the end of the year. LME nickel stocks increased from 19.5 million pounds at the start of the financial year to 103 million pounds at the end of FY2008.

Iron ore: Demand for iron ore continues to surge with imports by China expected to be higher by approximately 60 million tonnes in calendar year 2008 compared to 2007. However, supply is now beginning to catch up with demand at the close of FY2008 as expansion volumes from Vale, Rio Tinto, BHP Billiton, Fortescue Metals Group and Indian suppliers reach the market. Benchmark prices increased 96.5 per cent for lump and 79.9 per cent for fines effective from 1 April 2008, reflecting the continued optimism in the steel and iron ore markets. Spot market prices remain higher than benchmark prices for Australian suppliers with the newly established forward curve for iron ore prices currently showing US$170–175/dmt CFR China for the period to June 2009.

Metallurgical coal: Markets remained very tight due to strong Indian demand and tightening Chinese markets, leading to a record contract price settlement for metallurgical coal, with an average price increase of 206 per cent effective from 1 April 2008. Chinese coke prices hit another record in excess of US$650 per tonne.

Energy coal: Global energy coal consumption has increased at an average rate of 7.4 per cent per annum since 2002. FY2008 witnessed strong growth in the energy sector on the back of significant rises in oil prices and this saw coal, despite the near record prices across all energy coal indices, remain the cheapest fossil fuel for electricity generation in most seaborne markets, ahead of gas and oil, even when emissions costs (credits) are accounted for. Energy coal prices continued to strengthen as global seaborne supply struggled to match strong growth in demand, particularly in the Pacific. Other factors contributing to high energy coal prices include a surge in freight rates, a weaker US dollar relative to some of the key coal exporting country currencies and equally large increases in global oil and gas prices.

The following table indicates the estimated impact on FY2008 profit after taxation of changes in the prices of our commodities. With the exception of price-linked costs, the sensitivities below assume that all other variables, such as exchange rate, costs, volumes and taxation, remain constant. There is an inter-relationship between changes in commodity prices and changes in currencies that is not reflected in the sensitivities below. Volumes are based on FY2008 actual results and sales prices of our commodities under a mix of short-, medium- and long-term contracts. Movements in commodities prices can cause movements in exchange rates and vice versa. These sensitivities should therefore be used with care.

Estimated impact on FY2008 profit after taxation of changes of:	US$M
US$1/bbl on oil price	32
US¢1/lb on aluminium price	24
US¢1/lb on copper price	26
US¢1/lb on nickel price	2
US$1/t on iron ore price	62
US$1/t on metallurgical coal price	27
US$1/t on energy coal price	24

The impact of the commodity price movements in FY2008 is discussed in section 3.6 ‘Operating results’.

3.4.2 Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases as we believe that active currency hedging does not provide long-term benefits to our shareholders. Because a majority of our sales are denominated in US dollars, and the US dollar otherwise plays a dominant role in our business, we borrow and hold surplus cash predominantly in US dollars to provide a natural hedge. Operating costs and costs of local equipment are influenced by the fluctuations in the Australian dollar, South African rand, Chilean peso and Brazilian real. Foreign exchange gains and losses reflected in operating costs owing to fluctuations in the abovementioned currencies relative to the US dollar may potentially offset one another. The Australian dollar, Chilean peso and Brazilian real generally strengthened against the US dollar throughout FY2008, while the South African rand generally weakened.

We are also exposed to exchange rate translation risk in relation to net monetary liabilities, being our foreign currency denominated monetary assets and liabilities, including debt and other long-term liabilities (other than closure and rehabilitation provisions at operating sites where foreign currency gains and losses are capitalised in property, plant and equipment).

The following table indicates the estimated impact on FY2008 profit before taxation of a weakening of the US dollar against the Australian dollar or South African rand, which are the two principal currencies outside of the US dollar to which we are exposed in terms of our net monetary liabilities. The sensitivities give the estimated impact on profit before taxation based on the exchange rate movement in isolation. The sensitivities assume all variables except for exchange rate remain constant. As outlined above, there is an inter-relationship between currencies and commodity prices that is not reflected in the sensitivities below. Movements in commodities prices can cause movements in exchange rates and vice versa. These sensitivities should therefore be used with care.

Estimated impact on FY2008 profit before taxation of a weakening US dollar against local currency:	US$	M
Australian dollar (US¢1/A$)
Net monetary liabilities (1)		(18)
South African rand (0.2 rand/US$)
Net monetary liabilities (1)		(13)
Rand debt (1)		(4)

(1)	Impact based on difference in opening and closing exchange rates for the period.

The impact of exchange rate movements in the current year is discussed in section 3.6 ‘Operating results’.

3.4.3 Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US dollar floating interest rate basis. Deviation from our policy requires the prior approval of our Financial Risk Management Committee, and is managed within our Cash Flow at Risk (CFaR) limit, which is described in note 26 ‘Financial risk management’ in the financial statements. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure. As at 30 June 2008, we had US$1.6 billion of fixed interest borrowings that had not been swapped to floating rates, arising principally from legacy positions that were in existence prior to the merger that created the DLC structure.

3.4.4 Growth in product demand

The demand for our products is directly related to the strength of the global economy. However, the diversification of our portfolio of assets and commodities we extract limits the impact of a particular industry or region.

The global economy has remained resilient in the face of significant structural weaknesses in developed economies. The continuing massive industrialisation in China is providing solid support to the global economy.

Over the past financial year there has been considerable weakening in most major developed economies. The deflation of asset values within these economies has led to a reduction in wealth effect for consumers. This appears to have ended the past decade’s unsustainable consumer debt driven economic growth, particularly in the US.

However, a direct spill over into emerging market economies has remained largely contained. Emerging market economies have contributed more than their industrial counterparts to global growth since the year 2000. Led by China and India, economic growth in these economies has been strong with solid support from growth in domestic demand and strong trading activity with other emerging market economies.

We expect short-term global economic growth to slow as developed economies experience further weakening in the coming quarters. Liquidity is likely to remain low, and risk premiums high for some time into the future. Rising inflation, particularly in food and energy, alongside weakening economic growth has restricted the flexibility of central banks to inject liquidity and stimulate their economies.

Higher inflation will also have a likely negative impact on emerging market economies through their adoption of tighter monetary policies. However, we believe that emerging market economies should remain relatively strong on the back of continued domestic infrastructure investment and regional trade. While short-term disruptions may occur, we expect that their long-term economic growth will remain robust as they continue on the path to industrialisation.

3.4.5 Operating costs and capital expenditures

Strong global demand for resources continues to provide cost challenges for the whole industry. Rising prices for inputs such as diesel, coke and explosives, labour and contractor charges, shipping and freight costs added to already tight market conditions. Severe weather disruptions in Queensland also had an adverse cost impact. However, our world-class orebodies, strong supplier relationships, internal systems, the capabilities of our people and our continuing focus on our ‘Business Excellence’ improvement program have provided some relief against significant cost pressures.

3.4.6 Exploration and development of resources

Because most of our revenues and profits are related to our oil and gas and minerals operations, our results and financial condition are directly related to the success of our exploration efforts and our ability to replace existing reserves. However, there are no guarantees that our exploration program will be successful. When we identify an economic deposit, there are often significant challenges and hurdles entailed in its development, such as negotiating rights to extract ore with governments and landowners, design and construction of required infrastructure, utilisation of new technologies in processing, and building customer support.

3.4.7 Health, safety, environment and community

We aspire to Zero Harm to people, our host communities and the environment and strive to achieve leading industry practice. Sound principles to govern safety, business conduct, social, environmental and economic activities are integral to the way we do business. Our Charter highlights that we care as much about how results are obtained as we do about delivering good results. Our Health, Safety, Environment and Community Management Standards provide the basis for developing and applying management systems at all levels of our Company and are a driver of our contribution to sustainable development.

As a global company, operating in many different countries, we are subject to extensive regulation surrounding health and safety of our people and the environment. We make every effort to comply with the regulations and, where less stringent than our standards, exceed applicable legal and other requirements. However, regulatory standards and community expectations are constantly evolving, and as a result, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses, despite our best efforts to work with governments, community groups and scientists to keep pace with regulations, law and public expectation.

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

We have identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods:

•	reserve estimates

•	exploration and evaluation expenditure

•	development expenditure

•	property, plant and equipment – recoverable amount

•	defined benefit superannuation schemes

•	provision for closure and rehabilitation

•	taxation

In accordance with IFRS, we are required to include information regarding the nature of the judgements and estimates and potential impacts on our financial results or financial position in the financial statements. This information can be found in note 1 ‘Accounting policies’ in the financial statements.

3.6 Operating results

During FY2008, we adopted the policy of recognising our proportionate interests in the assets, liabilities, revenues and expenses of jointly controlled entities. All such interests were previously equity accounted. Full details of the impact of this change in policy may be found in note 1 ‘Accounting policies’ in the financial statements. Results for FY2007 and FY2006 have been restated on the same basis.

3.6.1 Consolidated results

Year ended 30 June 2008 compared with year ended 30 June 2007

We have achieved another year of record earnings, driven by excellent operating performance, cost control and the delivery of high-margin growth projects into strong market conditions.

Annual production records were set in seven commodities and production increased in a further six commodities. Strong volume growth has allowed us to capture the benefits of very high prices. Most of the records were set in consecutive years, as we reaped the benefit of our drive to deliver consistent, predictable and sustainable performance across all of our businesses. This provides a stable platform as we continue to develop and deliver world-class projects that are expected to add significant shareholder value.

Our strong performance demonstrates the power of our uniquely diversified and high-margin portfolio across the energy, steelmaking and non-ferrous product suites. This performance also reflects the success of our unrelenting focus on our strategy to create lasting shareholder value by owning and operating a diversified portfolio of upstream, large, long-life, low-cost, expandable, export-oriented assets.

Our profit attributable to members of BHP Billiton of US$15.4 billion represents an increase of 14.7 per cent over the prior year. Attributable profit excluding exceptional items of US$15.4 billion represents an increase of 12.4 per cent over FY2007. It is our seventh consecutive record annual result, with record Underlying EBIT generated by the Petroleum, Base Metals, Iron Ore, Manganese and Energy Coal CSGs.

Revenue was US$59.5 billion, up 25.3 per cent from US$47.5 billion in the corresponding period.

On 18 August 2008, the Board declared a final dividend of 41.0 US cents per share, thus bringing the total dividends declared for FY2008 to 70.0 US cents per share. During the year, 96,904,086 shares, or 1.7 per cent of the issued share capital of the Group, were repurchased. Capital management initiatives are discussed in section 3.7.6 of this Report.

Year ended 30 June 2007 compared with year ended 30 June 2006

Our profit attributable to members of BHP Billiton of US$13.4 billion represented an increase of 28.4 per cent over FY2006. Attributable profit excluding exceptional items of US$13.7 billion represented an increase of 34.7 per cent over FY2006. Revenue was US$47.5 billion, up 21.4 per cent from US$39.1 billion in FY2006.

On 22 August 2007, the Board declared a final dividend of 27.0 US cents per share, bringing the total dividends declared for FY2007 to 47.0 US cents per share. During FY2007, we announced US$13 billion of capital management initiatives. Under that initiative, 287,820,269 shares, or 4.8 per cent of the issued share capital of the Group, were repurchased, at an approximate average price of US$20.26.

Underlying EBIT

In discussing the operating results of our business, we focus on a non-GAAP (IFRS or US) financial measure we refer to as ‘Underlying EBIT’. Underlying EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets, and substantial components of our tax and interest charges are levied at a Group, rather than an operational, level. Underlying EBIT is calculated as earnings before interest and taxation (EBIT), which is referred to as ‘profit from operations’ on the face of the income statement, excluding the effects of exceptional items.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period and provide clarity into the underlying performance of our operations. Our management monitors exceptional items separately.

Underlying EBIT is not a measure that is recognised under IFRS and it may differ from similarly titled measures reported by other companies.

The following table reconciles Underlying EBIT to profit from operations for the years ended 30 June 2008, 2007 and 2006.

Year ended 30 June	2008	2007	2006
	US$M	US$M	US$M
Underlying EBIT	24,282	20,067	15,277
Exceptional items (before taxation)	(137)	(343)	439
Profit from operations (EBIT)	24,145	19,724	15,716

The following tables and commentary describe the approximate impact of the principal factors that affected Underlying EBIT for FY2008 and FY2007.

	US$M	US$M
Year ended 30 June 2007		20,067
Change in volumes:
Increase in volumes	805
Decrease in volumes	(596)
New operations	1,619	1,828

Net price impact:
Change in sales prices	6,693
Price-linked costs	(134)	6,559

Change in costs:
Costs (rate and usage)	(1,183)
Exchange rates	(1,133)
Inflation on costs	(532)	(2,848)

Asset sales		28
Ceased and sold operations		(154)
Exploration and business development		(404)
Other		(794)
Year ended 30 June 2008		24,282

	US$M	US$M
Year ended 30 June 2006		15,277
Change in volumes:
Increase in volumes	438
Decrease in volumes	(220)
New operations	368	586

Net price impact:
Change in sales price	7,101
Price-linked costs	(979)	6,122

Change in costs:
Cost (rate and usage)	(859)
Exchange rates	(271)
Inflation on costs	(416)	(1,546)

Asset sales		(61)
Ceased and sold operations		(198)
Exploration and business development		(149)
Other		36
Year ended 30 June 2007		20,067

Year ended 30 June 2008 compared with year ended 30 June 2007

Profit from operations (EBIT) for FY2008 was US$24.1 billion compared with US$19.7 billion in FY2007, an increase of 22.4 per cent. Underlying EBIT for FY2008 was US$24.3 billion compared with US$20.1 billion, an increase of 21.0 per cent.

Base Metals, Iron Ore, Manganese and Energy Coal had record Underlying EBIT at a time when prices were high, reflecting strong demand. In Petroleum, newly commissioned projects in fiscally stable regimes, 93.8 per cent operational up time and record high oil prices led to record Underlying EBIT. The following commentary details the approximate impact of the principal factors that affected EBIT and Underlying EBIT for FY2008 and FY2007.

Volumes

Strong volume growth reflected our commitment to deliver more product, more quickly to our customers. During the year we delivered strong growth in sales volumes, allowing us to take advantage of continued strong customer demand.

Newly commissioned petroleum projects and the continued ramp-up of the Spence (Chile) and Pinto Valley copper projects contributed US$1,619 million to Underlying EBIT.

Higher sales volumes of copper, iron ore, manganese ore, energy coal, diamonds, alumina, and aluminium increased Underlying EBIT by US$805 million. This was partially offset by lower nickel and metallurgical coal volumes, as well as oil and gas volumes from existing operations.

Prices

Net changes in price increased Underlying EBIT by US$6,693 million (excluding the impact of newly commissioned projects). This was due to higher iron ore, oil, manganese, energy coal and base metals prices. Additional detail on the effect of price changes appears in the Customer Sector Group summary in section 3.6.2.

Higher price-linked costs reduced Underlying EBIT by US$134 million primarily due to higher royalties and LME-linked costs in the aluminium business. This was offset by decreased charges for third party nickel ore and more favourable rates for copper treatment and refining charges (TCRCs).

Costs

Strong global demand for resources continues to provide cost challenges for the whole industry. This is mainly due to shortages of skilled labour and rising prices for other inputs such as diesel, coke and explosives. However, our world-class orebodies, strong supplier relationships, systems and capabilities of our people have provided some relief against cost increases. In this environment, costs for the Group have increased by US$1,183 million.

Approximately US$575 million of the increase in costs was due to higher fuel, energy and raw materials costs. Severe weather interruptions in Queensland also had an adverse cost impact. Other areas of cost increase include labour and contractor charges and shipping and freight costs. Our continued focus on the ‘Business Excellence’ improvement program has delivered US$225 million of cost reductions.

Exchange rates

Exchange rate movements had a negative impact on Underlying EBIT of US$1,133 million. All Australian operations were adversely impacted by the stronger Australian dollar, which reduced Underlying EBIT by US$986 million. The appreciation of South American currencies against the US dollar also adversely impacted Underlying EBIT by US$158 million.

Average and closing exchange rates for FY2008 and FY2007 are detailed in note 1 to the financial statements.

Inflation on costs

Inflationary pressures on input costs across all our businesses had an unfavourable impact on Underlying EBIT of US$532 million. These pressures were most evident in Australia and South Africa.

Asset sales

The sale of assets increased Underlying EBIT by US$28 million. This was mainly due to the sale of the Elouera mine (Illawarra Coal, Australia) and other Queensland Coal (Australia) mining leases. Asset sales in the corresponding period included the sale of one million tonnes of annual capacity at the Richards Bay Coal Terminal (South Africa), Moranbah Coal Bed Methane assets (Australia), the Koornfontein energy coal mine (South Africa) and the interest in Eyesizwe coal mine in South Africa.

Ceased and sold operations

The unfavourable impact of US$154 million was mainly due to lower insurance recoveries and movements in the closure and rehabilitation provisions for closed operations in the corresponding period.

Exploration and business development

We continued to focus on finding new long-term growth options for our business. Exploration expense was US$906 million during the year, an increase of US$284 million. We increased activity on nickel targets in Western Australia, Guatemala, Indonesia and the Philippines, on diamond targets in Angola and iron ore targets in Western Australia. The main expenditure for the Petroleum CSG was on targets in the Gulf of Mexico, Colombia and Australia.

Expenditure on business development was US$119 million higher than last year, mainly due to the pre-feasibility study on the Olympic Dam expansion along with earlier stage activities in Base Metals and Iron Ore.

Other

Other items decreased Underlying EBIT by US$794 million. The start-up of operations at Ravensthorpe and the Yabulu Expansion Project (both Australia) adversely impacted earnings by US$313 million and contribution from third party trading was US$458 million lower compared to last year.

Year ended 30 June 2007 compared with year ended 30 June 2006

Profit from operations (EBIT) for FY2007 was US$19.7 billion compared with US$15.7 billion in FY2006, an increase of 25.5 per cent. Underlying EBIT for FY2007 was US$20.1 billion compared with US$15.3 billion, an increase of 31.4 per cent.

The increase in EBIT and Underlying EBIT was due primarily to higher commodity prices. Nickel, copper, aluminium, iron ore and petroleum product prices contributed significantly to the increase in revenue and Underlying EBIT. The following commentary details the approximate impact of the principal factors that affected EBIT and Underlying EBIT for FY2007 compared with FY2006.

Volumes

Continued strong demand underpinned increased sales volumes of metallurgical coal, petroleum products, nickel, manganese ore, alumina, zinc, iron ore, aluminium and energy coal, which contributed approximately US$438 million more (measured at FY2006’s average margins) to Underlying EBIT than in FY2006. Sales volumes of base metals were lower at Olympic Dam (Australia) due to a smelter shutdown and at Cannington (Australia) due to the temporary closure of the southern zone. However, this was more than offset by copper sales from Spence (Chile), which commenced operations in December 2006, and added US$363 million, and the ramp-up of the Sulphide Leach project at Escondida (Chile). We experienced a decrease in diamond sales for the year as a result of inventory sales in FY2006.

Prices

Net changes in prices increased Underlying EBIT by US$7,101 million. Lower prices for metallurgical coal and manganese ore had a negative impact. Additional detail on the effect of price changes appears in the Customer Sector Group summary in section 3.6.2.

Higher price-linked costs reduced Underlying EBIT by US$979 million with increased charges for third party nickel contributing US$658 million to this amount. Higher royalties for nickel, iron ore, and higher LME-linked power charges in aluminium were offset by lower metallurgical coal royalties (in line with lower prices) and more favourable rates for copper TCRCs, including the removal or limiting of price participation in new contracts.

Costs

Continued strong global demand for resources led to increased costs across the industry for labour, contractors, raw materials, fuel, energy and other input costs. In addition, port congestion and other third party infrastructure constraints resulted in increased demurrage costs and shipping, freight and other distribution charges. In this environment, our costs increased by US$859 million in FY2007 compared to FY2006.

Specific areas of cost increases include labour and contractor charges, consumables and fuels, business development expenditure, maintenance and other operating costs. Changed mining conditions, particularly at Cannington where we had a temporary closure of the southern zone and higher strip ratios at Queensland Coal (Australia), had a negative impact. However, we generated savings of US$203 million on our 2006 cost base through a wide range of business improvement initiatives across the Group.

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

Average and closing exchange rates for FY2007 and FY2006 are detailed in note 1 to the financial statements.

Inflation on costs

Inflationary pressures on input costs across all of our businesses had an unfavourable impact on Underlying EBIT of US$416 million. These pressures were most evident in Australia and South Africa.

Asset sales

The sale of assets and interests decreased Underlying EBIT by US$61 million compared to FY2006. FY2007 was principally impacted by the sale of one million tonnes of annual capacity at the Richards Bay Coal Terminal (South Africa), the Moranbah Coal Bed Methane assets (Australia), the Koornfontein energy coal mine (South Africa), the interest in Eyesizwe (South Africa) and Alliance Copper (Chile). In FY2006, we had higher profits arising largely from the divestment of our interest in the Wonderkop chrome joint venture (South Africa), the Vincent Van Gogh undeveloped oil discovery (Australia) and the Green Canyon oil fields (US).

Ceased and sold operations

FY2007 was negatively impacted by the loss of US$343 million of Underlying EBIT from Tintaya (Peru) (divested in June 2006) and the Southern Cross Fertiliser operations (Australia) (divested in August 2006). This was partly offset by a US$82 million year-on-year impact of movements in closure and rehabilitation provisions for closed operations.

Exploration and business development

Gross exploration expenditure increased to US$805 million during FY2007. We increased activity on nickel targets in Western Australia, Guatemala, Indonesia and the Philippines and on energy coal targets in New South Wales (Australia). This increased expenditure, however, was offset by a higher level of capitalisation of oil and gas exploration expenditure, primarily in Australia. This resulted in exploration expense being US$17 million lower than in FY2006.

Expenditure on business development was US$166 million higher than in FY2006 mainly due to the pre-feasibility study on the Olympic Dam expansion and other Base Metals activities.

Other

Other items increased Underlying EBIT by US$36 million. These included higher insurance recoveries than in FY2006, partially offset by a lower contribution from freight and other activities.

Net finance costs

Year ended 30 June 2008 compared with year ended 30 June 2007

Net finance costs increased to US$662 million, from US$512 million in the corresponding period. This was driven predominantly by lower capitalised interest and foreign exchange impacts.

Year ended 30 June 2007 compared with year ended 30 June 2006

Net finance costs decreased to US$512 million, from US$600 million in FY2006. This was driven predominantly by higher capitalised interest, partially offset by higher average interest rates and foreign exchange impacts.

Taxation expense

Year ended 30 June 2008 compared with year ended 30 June 2007

The total taxation expense on profit before tax was US$7,521 million, representing an effective rate of 32.0 per cent (calculated as total taxation expense divided by profit before taxation).

Excluding the impacts of royalty-related taxation, non-tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments and exceptional items, the underlying effective tax rate was 30.4 per cent, compared to the UK and Australian statutory tax rate (28 and 30 per cent respectively). Royalty-related taxation represents an effective rate of 3.1 per cent for the current period.

Year ended 30 June 2007 compared with year ended 30 June 2006

The total taxation expense on profit before tax was US$5,716 million, representing an effective rate of 29.8 per cent (calculated as total taxation expense divided by profit before taxation).

When compared to the UK and Australian statutory tax rate (30 per cent), the effective tax rate included a benefit of 2.2 per cent due to the impact of foreign exchange and other translation adjustments (US$395 million), and a benefit of 1.4 per cent due to the recognition of prior year US tax benefits (US$282 million). Royalty-related taxation represented an effective rate of 2.1 per cent for FY2007.

Exceptional items

Year ended 30 June 2008

Tax losses incurred by WMC Resources Ltd (WMC), acquired by BHP Billiton in June 2005, were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Taxation Office. A ruling was issued during the year confirming the availability of those losses. This has resulted in the recognition of a deferred tax asset (US$197 million) and a consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current Australian dollar/US dollar exchange rates. As a further consequence the Group has recognised an expense of US$137 million for a corresponding reduction in goodwill measured at the Australian dollar/US dollar exchange rate at the date of acquisition. Refer to note 5 ‘Exceptional items’ in the financial statements for more information.

Year ended 30 June 2007

Impairment of South African coal operations - As part of our regular review of asset carrying values, a charge of US$176 million (before a taxation benefit of US$34 million) was recorded in relation to coal operations in South Africa.

Newcastle Steelworks rehabilitation - We recognised a charge of US$167 million (before a taxation benefit of US$50 million) for additional rehabilitation obligations in respect of former operations at the Newcastle Steelworks (Australia). The increase in obligations related to increases in the volume of sediment in the Hunter River requiring remediation and treatment and increases in treatment costs.

Year ended 30 June 2006

Sale of Tintaya - During June 2006, we sold our interest in the Tintaya copper mine in Peru (Base Metals). Gross consideration received was US$853 million before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes. The profit on disposal was US$439 million (before a taxation charge of US$143 million).

3.6.2 Customer Sector Group summary

The following table provides a summary of the Customer Sector Group revenues and results for FY2008 and the two prior corresponding periods.

Revenues: (1)

Year ended 30 June	2008	2007	2006
US$M
Petroleum	9,547	5,885	5,230
Aluminium	5,746	5,879	5,084
Base Metals	14,774	12,635	10,294
Diamonds and Specialty Products	969	893	1,263
Stainless Steel Materials	5,088	6,901	2,955
Iron Ore	9,455	5,524	4,782
Manganese	2,912	1,244	1,037
Metallurgical Coal	3,941	3,769	3,941
Energy Coal	6,560	4,576	3,965
Group and unallocated items (2)(3)	481	167	548
BHP Billiton Group	59,473	47,473	39,099

Results: (1)

Year ended 30 June	2008			2007			2006
US$M	Profit from operations (EBIT)	Adjustments in arriving at Underlying EBIT	Underlying EBIT	Profit from operations (EBIT)	Adjustments in arriving at Underlying EBIT	Underlying EBIT	Profit from operations (EBIT)	Adjustments in arriving at Underlying EBIT	Underlying EBIT
Petroleum	5,489		5,489	3,014		3,014	2,968		2,968
Aluminium	1,465		1,465	1,856		1,856	1,186		1,186
Base Metals	7,890	99	7,989	6,875		6,875	5,873	(439)	5,434
Diamonds and Specialty Products	189		189	197		197	287		287
Stainless Steel Materials	1,237	38	1,275	3,675		3,675	878		878
Iron Ore	4,631		4,631	2,728		2,728	2,533		2,533
Manganese	1,644		1,644	253		253	132		132
Metallurgical Coal	937		937	1,247		1,247	1,834		1,834
Energy Coal	1,057		1,057	305	176	481	326		326
Group and unallocated items (2)(3)	(394)		(394)	(426)	167	(259)	(301)		(301)
BHP Billiton Group	24,145	137	24,282	19,724	343	20,067	15,716	(439)	15,277

(1)	Includes the sale of third party product.
(2)	Exploration and technology activities, which were previously recognised as part of Group and unallocated items, are now recognised within relevant segments as a result of a change in management responsibilities over such activities. This change in segment reporting has been reflected in all periods presented.
(3)	Includes consolidation adjustments, unallocated items and external sales from the Group's freight, transport and logistics operations and certain closed operations.

The changes in revenue, profit from operations (EBIT) and Underlying EBIT are discussed below. The changes in the non-GAAP measure of Underlying EBIT, also apply to the GAAP measure except where noted.

Petroleum

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$9,547 million for FY2008, an increase of US$3,662 million, or 62.2 per cent over the corresponding period. This was mainly due to higher average realised prices for petroleum products.

Total production for FY2008 was 129.5 million barrels of oil equivalent (boe) compared with total production in the corresponding period of 116.2 million boe. Strong growth in production was achieved due to the newly commissioned Stybarrow (Australia), Genghis Khan and Atlantis (both US), excellent operated performance and record natural gas volumes. Ramp up of these projects and future growth options will continue to increase the weighting of high margin liquids in our portfolio mix.

Both EBIT and Underlying EBIT were US$5,489 million, an increase of US$2,475 million, or 82.1 per cent over the corresponding period. There were no exceptional items in the current or prior period. The increase was due mainly to higher average realised prices for petroleum products, with higher average realised oil prices per barrel of US$96.27 (compared with US$63.87), higher average realised natural gas prices of US$3.87 per thousand standard cubic feet (compared with US$3.19) and higher average realised prices for liquefied natural gas of US$8.95 per thousand standard cubic feet (compared with US$6.97).

Gross expenditure on exploration was US$692 million, US$297 million higher than last year. Exploration expenditure charged to profit was US$359 million, including US$47 million of previously capitalised expenditure. During the year, we successfully captured significant acreage in the Gulf of Mexico lease sale process, made the large Thebe gas discovery (offshore Australia) and continued to build a solid portfolio of opportunities with seismic data acquired in Colombia, Malaysia, Falklands, Australia and the deepwater Gulf of Mexico.

In addition, for the second consecutive year we achieved greater than 100 per cent reserve replacement.

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue was US$5,885 million for FY2007, an increase of US$655 million, or 12.5 per cent over FY2006. This was mainly due to higher average realised prices for most petroleum products.

Total production for FY2007 was 116.2 million barrels of oil equivalent (boe) compared with total production in FY2006 of 117.4 million boe. During the year, we acquired a 44 per cent interest in the Genghis Khan oil and gas field. This development, together with Atlantis and Neptune (both Gulf of Mexico), commenced producing in FY2008, significantly increasing petroleum production.

Both EBIT and Underlying EBIT were US$3,014 million, an increase of US$46 million, or 1.5 per cent, compared to FY2006. There were no exceptional items in FY2007 or FY2006. The increase was due mainly to higher average realised prices for most petroleum products, with higher average realised oil prices per barrel of US$63.87 (compared with US$61.90), higher average realised prices for liquefied natural gas of US$6.97 per thousand standard cubic feet (compared with US$6.76), and higher average realised prices for liquefied petroleum gas of US$529.96 per tonne (compared to US$483.74 per tonne). This was partially offset by lower average realised natural gas prices of US$3.19 per thousand standard cubic feet (compared with US$3.33). The impact of foreign exchange (Australian dollar and UK pound sterling) and price-linked costs was unfavourable.

Gross expenditure on exploration of US$395 million was US$52 million lower than FY2006. Exploration expenditure charged to profit was US$334 million, including US$82 million of previously capitalised expenditure.

Aluminium

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$5,746 million for FY2008, a decrease of US$133 million, or 2.3 per cent, over the corresponding period.

Full year production records were achieved at Worsley (Australia), Paranam (Suriname) and Alumar (Brazil) increasing total alumina production to 4,554,000 tonnes in the current period, from 4,460,000 tonnes in FY2007. However, southern African smelters operated at reduced levels to comply with the mandatory reduction in power consumption reducing aluminium smelter production from 1,340,000 tonnes in FY2007 to 1,298,000 tonnes in FY2008.

Underlying EBIT and EBIT were US$1,465 million, a decrease of US$391 million, or 21 per cent, over the corresponding period. Unfavourable exchange rate movements as a result of a weaker US dollar and foreign exchange gains in the prior period associated with the Alumar (Brazil) refinery expansion had a negative impact on Underlying EBIT. The average LME aluminium price of US$2,668 per tonne was in line with last year’s price of US$2,692 per tonne.

Underlying EBIT was adversely impacted by inflationary pressures and industry-wide cost escalation for energy and fuel, coke, pitch and caustic soda. The closure of Potlines B and C at Bayside also reduced Underlying EBIT. However an intensive focus on cost containment through various Business Excellence initiatives mitigated the full impact of cost increases.

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue was US$5,879 million for FY2007, an increase of US$795 million, or 15.6 per cent, over FY2006.

Aluminium smelter production decreased slightly from 1,362,000 tonnes in FY2006 to 1,340,000 tonnes in FY2007, while alumina production increased to 4.5 million tonnes in FY2007, from 4.2 million tonnes in FY2006. Full year production records were achieved at Worsley (Australia), Paranam (Suriname) and Alumar (Brazil) refineries and the Hillside, Bayside and Mozal smelters (all southern Africa). The expansion at Worsley reached nameplate capacity in the fourth quarter.

Both EBIT and Underlying EBIT were US$1,856 million, an increase of US$670 million, or 56.5 per cent, compared with FY2006. There were no exceptional items in FY2007 or FY2006. Higher prices for aluminium and alumina had a favourable impact, with the average LME aluminium price increasing to US$2,692 per tonne (compared with US$2,244 per tonne in FY2006).

Favourable exchange rate movements as a result of a weaker rand and foreign exchange contracts associated with the Alumar refinery expansion increased Underlying EBIT. In FY2006 the write-down of our interest in Valesul to fair value, in line with the value achieved on its subsequent divestment, impacted Underlying EBIT unfavourably by US$50 million.

EBIT was adversely impacted by higher charges for electricity, depreciation, maintenance, raw materials and labour. Despite these higher costs, EBIT margins improved to 40 per cent (30 per cent in FY2006) and were at record levels. This improved translation of higher prices to the bottom line reflected an intensive focus on cost containment through various Business Excellence initiatives. The contribution from third party trading was lower than in FY2006.

In April 2007, we announced the acquisition of a 33.3 per cent interest in Global Alumina’s refinery project in Guinea, West Africa. The project, which is known as the Guinea Alumina project, comprises the design, construction and operation of a 3.3 mtpa alumina refinery, a 10 mtpa bauxite mine and associated infrastructure.

Base Metals

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$14,774 million for FY2008, an increase of US$2,139 million, or 16.9 per cent, over the corresponding period. This revenue increase was mainly attributable to higher LME prices for copper, lead, silver, and gold and higher volumes, primarily due to the ramp-up of Sulphide Leach and Spence.

Payable copper production increased by 10 per cent to 1.375 million tonnes compared with 1.250 million tonnes in the corresponding period. Zinc production was 144,490 tonnes, an increase of 21.7 per cent compared with the corresponding period. Attributable uranium production at Olympic Dam (Australia) was 4,144 tonnes for the period compared with 3,486 tonnes for the corresponding period. Silver production was 43.5 million ounces, an increase of 18.9 per cent compared with 36.6 million ounces in the corresponding period. Lead production was 253,126 tonnes, an increase of 19.2 per cent compared with the corresponding period.

A third consecutive record copper production, from continuing operations, was achieved with the continued ramp-up of Escondida Sulphide Leach and Spence (Chile), and the commissioning of Pinto Valley (USA). Higher volumes were also reported at Cannington as the rehabilitation of ground support was successfully completed during FY2007.

EBIT was US$7,890 million, an increase of US$1,015 million, or 14.8 per cent, over the corresponding period. FY2008 included an exceptional charge of US$99 million, being adjustments to the acquisition accounting for WMC arising from the finalisation of a ruling on tax losses by the Australian Taxation Office. Underlying EBIT was US$7,989 million, an increase of US$1,114 million, or 16.2 per cent, over the corresponding period. This increase was predominantly attributable to higher production of copper, silver, lead and zinc. Higher average LME prices for copper of US$3.53/lb (compared to US$3.21/lb) as well as higher prices for silver, lead, molybdenum and gold, offset by lower prices for zinc, also contributed to the Underlying EBIT increase. Lower Treatment and Refining Charges also positively impacted Underlying EBIT.

These gains were partially offset by higher costs during the period, mostly due to higher energy, shipping, fuel, acid and labour charges. The effect of inflation and the weaker US dollar against the Australian dollar and Chilean peso also impacted negatively. Higher costs were partially mitigated by cost reductions achieved through several Business Excellence projects. In addition, the Olympic Dam Expansion pre-feasibility study expenditures have increased as the project studies progress, also reducing earnings. Underlying EBIT was also adversely impacted by the purchase of third party uranium from the spot market to meet contractual requirements.

Provisional pricing of copper shipments, including the impact of finalisations and revaluations of the outstanding shipments, resulted in the calculated average realised price being US$3.62/lb versus an average LME price of US$3.53/lb. The average realised price was US$3.24/lb in the corresponding period. The positive impact of provisional pricing for the period was US$225 million. Outstanding copper volumes, subject to the fair value measurement, amounted to 327,941 tonnes at 30 June 2008. These were revalued at a weighted average price of US$8,555 per tonne, or US$3.88/lb.

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue was US$12,635 million for FY2007, an increase of US$2,341 million, or 22.7 per cent, over FY2006.

Payable copper production decreased by 1.4 per cent to 1.250 million tonnes compared with 1.268 million tonnes in the corresponding period mainly due to the divestment of Tintaya in July 2006. Zinc production was 118,700 tonnes, an increase of 8.8 per cent compared with FY2006. Attributable uranium production at Olympic Dam (Australia) was 3,486 tonnes for the period compared with 3,936 tonnes for FY2006. Silver production was 36.6 million ounces, a decrease of 21.3 per cent compared with 46.5 million ounces in FY2006. Lead production was 210,800 tonnes, a decrease of 20.8 per cent compared with FY2006.

EBIT and Underlying EBIT were US$6,875 million. This was an increase of US$1,002 million or 17.1 per cent for EBIT, and an increase of US$1,441 million or 26.5 per cent for Underlying EBIT over FY2006. There were no exceptional items in FY2007. FY2006 included the profit of US$439 million (before tax) on the sale of Tintaya, which is shown as an exceptional item. This increase was predominantly attributable to higher average LME prices for copper of US$3.21/lb (compared to US$2.28/lb) as well as higher prices for silver, zinc, lead and gold.

Record copper cathode production from continuing operations was achieved due to the ramp up of the Sulphide Leach Project at Escondida, the commissioning of Spence (Chile) in December 2006 and the recovery at Cerro Colorado (Chile) following the earthquake. This was partly reduced by lower volumes at Olympic Dam because of a scheduled smelter shutdown, lower head grades and lower tonnes milled. Lower volumes were also reported at Cannington as the rehabilitation of ground support was successfully completed during the period.

These gains were partially offset by higher labour and contractor costs, higher price-linked costs at Antamina (Peru), higher fuel and energy charges and the impact of industrial activity at Escondida. Increased expenditure on the Cannington rehabilitation project, and the combined effect of inflation and the impact of a stronger Australian dollar/US dollar exchange rate also negatively impacted the result. Higher costs were partially mitigated by cost reductions achieved through several improvement projects. In addition, the Olympic Dam expansion pre-feasibility study expenditures increased as project studies progressed. The cessation of the contribution from Tintaya (Peru), which was sold in June 2006, also reduced Underlying EBIT.

Provisional pricing of copper shipments, including the impact of finalisations and revaluations of the outstanding shipments, resulted in the calculated average realised price being US$3.24/lb versus US$2.66/lb in FY2006. The positive impact of provisional pricing for FY2007 was US$108 million. Outstanding copper volumes, subject to the fair value measurement, amounted to 346,610 tonnes at 30 June 2007. These were revalued at a weighted average price of US$7,152 per tonne or US$3.24/lb.

Diamonds and Specialty Products

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$969 million for FY2008, an increase of US$76 million, or 8.5 per cent over the corresponding period predominantly due to higher realised diamond prices.

EKATI diamond production was 3,349,000 carats, an increase of 3.9 per cent compared with the corresponding period mainly reflecting the increasing underground production and variations in the mix of ore processed.

EBIT and Underlying EBIT were US$189 million, a decrease of US$8 million, or 4.1 per cent over the corresponding period. There were no exceptional items in the current or corresponding periods. Strong operating earnings at EKATI (Canada) resulted from higher realised diamond prices and lower unit costs mainly due to higher value per carat and higher grade underground production, tight cost control and improved plant recoveries. Higher earnings were offset by an increase in exploration and development expense of US$63 million for diamonds (Angola), potash (Canada) and titanium minerals (Mozambique) and unfavourable exchange rate movements for the Canadian dollar against the US dollar.

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue was US$893 million for FY2007, a decrease of US$370 million, or 29.3 per cent, compared with FY2006 predominantly due to the disposal of Southern Cross Fertilisers on 1 August 2006.

EKATI diamond production was 3,224,000 carats, an increase of 25.9 per cent compared with FY2006 mainly reflecting the increasing underground production and variations in the mix of ore processed.

EBIT and Underlying EBIT were US$197 million, a decrease of US$90 million, or 31.4 per cent, over FY2006. There were no exceptional items in FY2007 or FY2006. The reduction was due to lower sales volumes for diamonds (down 23 per cent following inventory sales in the prior year) and higher unit costs reflecting variations in the mix of ore processed. The cessation of earnings from the Southern Cross Fertiliser operation, which was sold effective 1 August 2006, also had a negative impact. This was partially offset by higher value per carat diamonds and good performance at Richards Bay Minerals (South Africa) with a firm market for metallic and zircon co-products.

Stainless Steel Materials

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$5,088 million in FY2008, a decrease of US$1,813 million, or 26.3 per cent, over the corresponding period.

Nickel production was 167,900 tonnes in the current period, a 10.3 per cent decrease from 187,200 tonnes in the corresponding period. Production for FY2008 was impacted by an industrial stoppage at Cerro Matoso (Colombia), wet weather interruptions at Yabulu (Australia) and scheduled maintenance across all operations. This was partially offset by strong production from the Kwinana Nickel Refinery (Australia) and the continued ramp-up of Ravensthorpe and the Yabulu Extension Project (both Australia). Towards the end of the fourth quarter of FY2008, Kalgoorlie Nickel Smelter (Australia) commenced a major rebuild of the furnace.

EBIT was US$1,237 million, a decrease of US$2,438 million, or 66.3 per cent, over the corresponding period. FY2008 included an exceptional charge of US$38 million, being adjustments to the acquisition accounting for WMC arising from the finalisation of a ruling on tax losses by the Australian Taxation Office. There were no exceptional items in the corresponding period. Underlying EBIT for FY2008 was US$1,275 million, a reduction of US$2,400 million, or 65.3 per cent, below last year. This was mainly due to the lower average LME price for nickel of US$13.00/lb compared with US$17.21/lb in the prior year. Lower prices (net of price-linked costs) reduced Underlying EBIT by US$1,021 million.

Higher operating costs had an adverse impact and were largely due to a strengthening Australian dollar and higher charges for fuel, energy and labour reflecting industry wide cost pressures. Costs were also impacted by the start-up of operations at Ravensthorpe and the Yabulu Extension Project, higher use of third party ore at Nickel West (Australia) and increased exploration activity in Australia, South America and Asia. In addition, sales volumes decreased reflecting lower production volumes as aforementioned.

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue was US$6,901 million in FY2007, an increase of US$3,946 million, or 133.5 per cent, over FY2006.

Nickel production was 187,200 tonnes in FY2007, a 6.5 per cent increase from 176,200 tonnes in FY2006. The record production was driven by strong performances at all operations and at Yabulu (Australia), in particular, where annual production increased by almost 40 per cent.

EBIT and Underlying EBIT were a record US$3,675 million, an increase of US$2,797 million, or 318.6 per cent, over FY2006. Higher nickel and cobalt prices were the main contributors with an average LME nickel price of US$17.21/lb (compared with US$7.03/lb). The higher prices (net of price-linked costs) added US$3,109 million to Underlying EBIT.

Higher use of third party ore at Nickel West and higher costs at the Yabulu and Kwinana refinery (all Australia) impacted Underlying EBIT negatively as did the impact of the stronger Australian dollar/US dollar exchange rate on operating costs at the Australian operations. In addition, Underlying EBIT was impacted by higher electricity and gas costs at Cerro Matoso (Colombia) and higher maintenance and depreciation costs at Yabulu.

Exploration expenditure was higher than FY2006 due to increased activity in Western Australia, Indonesia, the Philippines and Guatemala. FY2006 included a US$61 million profit on the sale of our interest in the Wonderkop joint venture (South Africa).

Iron Ore

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$9,455 million for FY2008, an increase of US$3,931 million, or 71.2 per cent over the corresponding period.

A consecutive eighth production record was achieved at our Western Australian iron ore operation, following the successful commissioning of RGP3 and other business improvement initiatives. Western Australian iron ore production was 103.8 million wet tonnes (tonnes) an increase of 12.2 million tonnes or 13.3% on the previous financial year. Samarco (Brazil) operations also achieved record production as a result of production efficiencies and commissioning of the third pellet plant. Production of Samarco pellets and pellet feed was 8.5 million tonnes, an increase of 8.5 per cent from 7.8 million tonnes in the corresponding period. Record sales volumes reflect shipping efficiency, the RGP3 ramp-up and improvement initiatives.

EBIT and Underlying EBIT were US$4,631 million, an increase of US$1,903 million, or 69.8 per cent, over the corresponding period. This was driven by increased iron ore prices, higher sales volumes and higher priced spot sales.

Higher operating costs were largely attributable to the weaker US dollar against the Australian dollar and Brazilian real, higher price-linked costs, fuel, freight and demurrage. A number of cost saving initiatives in Western Australian iron ore operations such as negotiation of contract mining rates, strategic sourcing of input materials and services have partially mitigated the impact of external cost pressures on the business.

Depreciation was higher, due to the completion of our RGP3 project at Western Australia Iron Ore. This project was delivered on schedule and within budget in local currency.

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue for FY2007 was US$5,524 million, an increase of US$742 million, or 15.5 per cent over FY2006.

Attributable Western Australia iron ore production was a record at 91.6 million wet tonnes, a slight increase compared to 89.6 million wet tonnes in FY2006. Production of Samarco (Brazil) pellets and pellet feed was 7.8 million tonnes, an increase of 4.0 per cent from 7.5 million tonnes in FY2006.

EBIT and Underlying EBIT were US$2,728 million up US$195 million, or 7.7 per cent, over FY2006. There were no exceptional items in either FY2007 or FY2006. The increase was driven mainly by increased prices, together with higher sales volumes.

Record sales reflected business improvement initiatives implemented to promote increased shipping efficiency.

Higher operating costs had an adverse impact during the period, largely attributable to the stronger Australian dollar/US dollar exchange rate, but also to higher contractor and labour costs, price-linked royalties, freight costs and demurrage. A number of initiatives were undertaken during the year to minimise the impact of external cost pressures on the business with the benefits mainly realised in the second six months of the year.

Depreciation was higher due to the commissioning of the expanded capacity at Western Australia Iron Ore.

Manganese

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$2,912 million for FY2008, an increase of US$1,668 million, or 134.1 per cent over the corresponding period.

Manganese alloy production at 775,000 tonnes was 5.9 per cent higher than the previous year mainly as a result of operating efficiencies at the alloy plants and reduced down time for major rebuilds. Production was slightly offset by Metalloys Plant (South Africa) operating at lower levels to comply with the mandatory reduction in power consumption. Manganese ore production was 6.6 million tonnes, an increase of 9.4 per cent compared to the corresponding period. Both were production records.

EBIT and Underlying EBIT were US$1,644 million, an increase of US$1,391 million, or 550 per cent, over the corresponding period. Stronger demand drove increased sales volumes of manganese ore and higher prices for manganese ore and manganese alloy.

The positive EBIT result was slightly offset by increased distribution costs, unfavourable exchange rate impacts and higher ore development, coke and labour costs. A portion of the increase in costs was deliberately incurred to maximise production to take advantage of the high prices.

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue for FY2007 was US$1,244 million, an increase of US$207 million, or 20.0 per cent, over FY2006.

Manganese alloy production was 732,000 tonnes, an increase of 12.3 per cent, compared with FY2006 of 652,000 tonnes. Manganese ore production reached a record 6.0 million tonnes, an increase of 729,000 tonnes or 13.8 per cent, compared with FY2006.

EBIT and Underlying EBIT were US$253 million, an increase of US$121 million, or 91.7 per cent, over FY2006. Stronger demand drove increased sales volumes of manganese ore and higher prices for manganese alloy. The favourable movement of the rand against the US dollar also contributed to this positive result.

Operating costs were lower resulting from production efficiencies, but were partly offset by increased freight and distribution costs.

Metallurgical Coal

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$3,941 million for FY2008, an increase of US$172 million, or 4.6 per cent over the corresponding period.

Production was 35.2 million tonnes in the current period, a decrease of 8.3 per cent compared with 38.4 million tonnes in the corresponding period.

EBIT and Underlying EBIT were US$937 million, a decrease of US$310 million, or 24.9 per cent over the corresponding period. The decrease in Underlying EBIT was mainly due to the significant rainfall events in January and February 2008 which unfavourably impacted sales volumes at Queensland Coal (Australia). This was partially offset by an increase in volumes from the full year of production from the Poitrel (Australia) mine.

Costs attributable to the recovery from the rainfall events at Queensland Coal were approximately US$40 million in the period, with an additional US$80 million of cost inefficiencies associated with lower volumes. Recovery efforts continue and on average, mines are operating at approximately 90 per cent capacity.

Other operating costs were higher due to increased demurrage and labour costs which were offset by improved mining conditions and operating efficiencies at Illawarra Coal. A weaker US dollar against the Australian dollar and inflationary pressures also had an unfavourable impact on Underlying EBIT.

Higher average realised prices for metallurgical coal (three per cent) and thermal coal (52 per cent) had a favourable impact on the Underlying EBIT.

Profits on the sale of the Elouera mine and the sale of mining leases to Millennium were realised in the current period.

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue was US$3,769 million for FY2007, a decrease of US$172 million, or 4.4 per cent over FY2006.

Production was 38.4 million tonnes in FY2007, a 7.8 per cent increase compared with 35.6 million tonnes in FY2006.

EBIT and Underlying EBIT were US$1,247 million, a decrease of US$587 million. This was attributable mostly to lower prices for hard coking coal (down 10 per cent) and weak coking coal (down 32 per cent). Higher sales volumes at Queensland Coal and Illawarra Coal (Australia) impacted Underlying EBIT. The increase in sales volume at Queensland Coal was supported by the expanded capacity at our Hay Point coal terminal. Royalties were lower due to lower prices.

Operating costs were higher at Queensland Coal following the start-up of the new longwall panel at the Broadmeadow mine (Australia) as were demurrage costs as a result of third party rail and port constraints. Difficult mining conditions and an extended longwall change-out at Illawarra Coal also increased operating costs. A stronger Australian dollar to US dollar exchange rate had an unfavourable impact across our operations, as did inflationary pressure.

Depreciation and amortisation charges were higher due to commissioning of new projects during the year, the write-off of the coal dryer at Dendrobium (Australia) and higher amortisation of deferred development costs at Illawarra Coal.

Energy Coal

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$6,560 million for FY2008, an increase of US$1,984 million, or 43.4 per cent over the corresponding period.

Production was 80.9 million tonnes in FY2008, a decrease of 7.0 per cent compared with 87.0 million tonnes in the corresponding period.

EBIT was US$1,057 million, an increase of US$752 million, or 246.6 per cent, compared with last year. FY2007 included an exceptional item at our South African operations–a charge of US$176 million (before taxation benefit of US$34 million).

Underlying EBIT was US$1,057 million, an increase of US$576 million, or 119.8 per cent, over last year. The increase was mainly attributable to higher prices resulting from continued strong demand in the Atlantic and Pacific markets, record production at Hunter Valley Coal (Australia) and Cerrejón Coal (Colombia) and weakening of the South African rand against the US dollar.

This was partially offset by higher costs due to inflationary pressures, weakening of the US dollar against the Australian dollar and Colombian peso, and increased diesel, labour and contractors, maintenance and demurrage costs. Lower earnings from trading activities also negatively impacted Underlying EBIT.

The purchase price adjustments associated with the sale of the Optimum asset (South Africa), and the cessation of contribution from the Koornfontein mine (South Africa) following its divestment last year also reduced Underlying EBIT. The comparative period included US$67 million profit on the sale of Koornfontein, Eyesizwe investment and part of our Richards Bay Coal Terminal entitlement.

Year ended 30 June 2007 compared with year ended 30 June 2006

Revenue for FY2007 was US$4,576 million, an increase of US$611 million, or 15.4 per cent, from FY2006.

Production was 87.0 million tonnes in FY2007, an increase of 1.5 per cent compared with 85.8 million tonnes in FY2006.

EBIT was US$305 million, a decrease of US$21 million, or 6.4 per cent, compared with FY2006. FY2007 included an exceptional item resulting from our regular review of asset carrying values at our South African operations—a charge of US$176 million (before taxation benefit of US$34 million). There were no exceptional items in FY2006.

Underlying EBIT was US$481 million, an increase of US$155 million, or 47.6 per cent, over FY2006. The increase was mainly attributable to higher export prices resulting from continued strong demand and a favourable movement of the South African rand against the US dollar. The profit on divestment of Koornfontein, one million tonnes of Richards Bay Coal Terminal annual capacity and the Eyesizwe investment increased Underlying EBIT.

Despite adverse weather conditions in the last quarter and high demurrage costs in Australia, Hunter Valley Coal achieved record production volumes as well as increased cost efficiencies. At Cerrejón Coal (Colombia) higher volumes also had a favourable impact on results. In South Africa, unit costs were adversely affected by inflationary pressure, a redundancy provision for the closure of the Douglas underground mine and lower production as a result of safety interventions and equipment availability.

The cessation of earnings from the Zululand Anthracite Colliery (South Africa) following its divestment during the prior year had a negative impact on the result.

Group and unallocated items

This category represents corporate activities, including Group Treasury, Freight, Transport and Logistics operations.

Year ended 30 June 2008 compared with year ended 30 June 2007

These corporate activities produced a loss before net finance costs and taxation of US$394 million in FY2008 compared to a loss of US$426 million in the corresponding period. FY2008 had no exceptional items whereas FY2007 included an exceptional item of US$167 million relating to rehabilitation obligations at the former Newcastle Steelworks operations.

Excluding exceptional items, corporate operating costs were US$394 million compared to US$259 million in the corresponding period, an increase of US$135 million. The higher costs resulted predominantly from unfavourable fluctuations in the Australian dollar to US dollar exchange rate. Higher costs for corporate projects and sponsorship also had an adverse impact.

Year ended 30 June 2007 compared with year ended 30 June 2006

These corporate activities produced a loss before net finance costs and taxation of US$426 million in FY2007 compared to a loss of US$301 million in FY2006. FY2007 includes an exceptional item of US$167 million (before tax of US$50 million) for additional rehabilitation obligations in respect of former operations at the Newcastle Steelworks.

Corporate operating costs, excluding exchange impacts, were US$231 million for FY2007 compared to US$251 million in FY2006, a decrease of US$20 million.

The current period benefited from lower insurance claims, offset by higher costs for corporate projects, sponsorships and regulatory compliance.

One-off costs in relation to the acquisition of WMC were incurred in FY2006. There were no similar costs in FY2007.

Third party sales

We differentiate sales of our production from sales of third party products due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production (which includes marketing of equity production) and third party products.

Year ended 30 June (a)	2008 US$M	2007 US$M	2006 US$M
Group production
Revenue	51,918	41,271	34,139
Related operating costs	(27,389)	(21,621)	(18,534)
Operating profit	24,529	19,650	15,605
Margin (b)	47.2%	47.6%	45.7%
Third party products
Revenue	7,555	6,202	4,960
Related operating costs	(7,939)	(6,128)	(4,849)
Operating (loss)/profit	(384)	74	111
Margin (b)	(5.1)%	1.2%	2.2%

(a)	Excluding exceptional items.
(b)	Operating profit divided by revenue.

We engage in third party product trading for two reasons:

•

In providing solutions for our customers, sometimes we provide products that we do not produce, such as a particular grade of coal. To meet customer needs and contractual commitments, we may buy physical product from third parties and manage risk through both the physical and financial markets.

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

3.7 Liquidity and capital resources

As a result of our record production volumes and record prices in many of our key commodities over the past several years, we have generated very strong cash flows throughout our operations. These cash flows have been fundamental to our ability to internally fund our existing operations, maintain a pipeline of 28 growth projects, and return capital to shareholders through dividends and share buy-backs. Our priority for cash is to reinvest in the business. In line with our strategy, we have grown our business rapidly and consistently through project developments and acquisitions. Through a combination of borrowings and payments to shareholders, we manage our balance sheet with the goal of maintaining levels of gearing that we believe optimise our costs of capital and return on capital employed.

Net operating cash flows are our principal source of cash. We also raise cash from debt financing to manage temporary fluctuations in liquidity arrangements and to refinance existing debt. Our liquidity position is supported by our strong and stable credit rating and committed debt facilities.

3.7.1 Cash flow analysis

A full consolidated cash flow statement is contained in the financial statements. The explanatory notes appear in note 30 ‘Notes to the consolidated cash flow statement’ in the financial statements. A summary table has been presented below to show the key sources and uses of cash.

	2008 US$M	2007 US$M	2006 US$M
Net operating cash flows	18,159	15,957	11,325
Cash outflows from investing activities	(9,244)	(8,691)	(7,243)
Net proceeds from investing activities	180	378	1,100
Net investing cash flows	(9,064)	(8,313)	(6,143)
Net proceeds from/(repayment of) interest bearing liabilities	(750)	1,614	(1,245)
Share buy-back	(3,115)	(5,741)	(2,028)
Dividends paid	(3,250)	(2,339)	(2,126)
Other financing activities	(226)	(143)	(153)
Net financing cash flows	(7,341)	(6,609)	(5,552)
Net increase/(decrease) in cash and cash equivalents	1,754	1,035	(370)

Year ended 30 June 2008 compared with year ended 30 June 2007

Net operating cash flow after interest and tax increased by 13.8 per cent to US$18.2 billion. Higher profits increased cash generated from operating activities, offset by an increase in working capital (principally due to higher prices) and increased taxation payments.

Capital and exploration expenditure totalled US$8.9 billion for FY2008. Expenditure on major growth projects was US$5.3 billion, including US$1.6 billion on petroleum projects and US$3.8 billion on minerals projects. Capital expenditure on maintenance, sustaining and minor capital items was US$2.2 billion. Exploration expenditure was US$1.4 billion, including US$0.5 billion which has been capitalised.

Financing cash flows include US$6.3 billion in relation to the capital management program and increased dividend payments.

Year ended 30 June 2007 compared with year ended 30 June 2006

Net operating cash flow after interest and tax increased by 40.9 per cent to US$16.0 billion. Higher profits increased cash generated from operating activities, offset by an increase in working capital (principally due to higher prices) and increased taxation payments.

Capital and exploration expenditure totalled US$7.9 billion for FY2007. Expenditure on major growth projects was US$5.5 billion, including US$1.7 billion on petroleum projects and US$3.8 billion on minerals projects. Other capital expenditure on maintenance, sustaining and minor capital items was US$1.6 billion. Exploration expenditure was approximately US$800 million, including US$265 million, which has been capitalised. Other investing cash flows included the purchase of interests in the Genghis Khan oil field, and the Guinea Alumina project.

Financing cash flows include US$8.0 billion in relation to the capital management program and dividend payments.

3.7.2 Growth projects

We continue to invest substantially in our future. Our project pipeline focuses on high-margin opportunities that are expected to create significant future value. We have 28 projects in either execution or feasibility, which represents an expected capital investment of US$24.8 billion.

During the 2008 financial year we completed 10 major growth projects. In addition, Neptune (oil and gas) delivered first production on 6 July 2008.

Completed projects

Customer Sector Group	Project	Capacity (4)	Capital expenditure (US$M) (4)		Date of initial production (1)
			Budget	Actual	Target	Actual
Base Metals	Pinto Valley (US) BHP Billiton – 100%	70,000 tonnes per annum of copper in concentrate	140	144	Q4 2007	Q4 2007
Petroleum	Atlantis South (US) BHP Billiton – 44%	200,000 barrels of oil and 180 million cubic feet of gas per day (100%)	1,630(3)	1,630(2)	H2 2007(3)	H2 2007
	Stybarrow (Australia) BHP Billiton – 50%	80,000 barrels of oil per day (100%)	380	389	Q1 2008	Q4 2007
	Genghis Khan (US) BHP Billiton – 44%	55,000 barrels of oil per day (100%)	365	365(2)	H2 2007	H2 2007
	Neptune (US) BHP Billiton – 35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	405(3)	418	Q1 2008	Q3 2008
Iron Ore	WA Iron Ore Rapid Growth Project 3 (Australia) BHP Billiton – 85%	20 million tonnes per annum of iron ore (100%)	1,300	1,300(2)	Q4 2007	Q4 2007
	Samarco (Brazil) BHP Billiton – 50%	7.6 million tonnes per annum of iron pellets (100%)	590	740(2)	H1 2008	H1 2008
Stainless Steel Materials	Ravensthorpe Nickel (Australia) BHP Billiton –100%	Up to 50,000 tonnes per annum of contained nickel in concentrate	2,200(3)	2,086	Q1 2008(3)	Q4 2007
	Yabulu Extension (Australia) BHP Billiton – 100%	45,000 tonnes per annum of nickel	556(3)	580	Q1 2008(3)	Q1 2008
	Cliffs (Australia) BHP Billiton – 100%	360,000 tonnes per annum nickel ore	139	139(2)	H1 2008(3)	H1 2008
Diamonds and Specialty Products	Koala Underground (Canada) BHP Billiton – 80%	3,300 tonnes per day of ore processed (100%)	200	176	End 2007	End 2007
			7,905	7,967

1.	References to quarters and half-years are based on calendar years.
2.	Number subject to finalisation. For projects where capital expenditure is required after initial production, the costs represent the estimated total capital expenditure.
3.	As per revised budget or schedule.
4.	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$M) (1)	Target date for initial production (2)
Petroleum	North West Shelf 5th Train (Australia) BHP Billiton – 16.67%	LNG processing capacity 4.2 million tonnes per annum (100%)	350	Late 2008
	North West Shelf Angel (Australia) BHP Billiton – 16.67%	800 million cubic feet of gas per day and 50,000 barrels of condensate per day (100%)	200	End 2008
	Shenzi (US) BHP Billiton – 44%	100,000 barrels of oil and 50 million cubic feet of gas per day (100%)	1,940	Mid 2009
	Pyrenees (Australia) BHP Billiton – 71.43%	96,000 barrels of oil and 60 million cubic feet gas per day (100%)	1,200	H1 2010
Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton – 36% (3)	2 million tonnes per annum of alumina (100%)	725	Q2 2009
Iron Ore	WA Iron Ore Rapid Growth Project 4 (Australia) BHP Billiton – 86.2%	26 million tonnes per annum of iron ore (100%)	1,850	H1 2010
			6,265

1.	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
2.	References to quarters and half-years are based on calendar years.
3.	Schedule and budget are under review following advice from the Operator.

Projects approved since 30 June 2007

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$M) (1)	Target date for initial production (2)
Petroleum	Bass Strait Kipper (Australia) BHP Billiton – 32.5% - 50%	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day (100%)	500	2011
	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day (100%)	625	2011
	North West Shelf North Rankin B (Australia) BHP Billiton – 16.67%	2,500 million cubic feet gas per day (100%)	850	2012
Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum (100%)	1,900	H1 2011
Manganese	GEMCO (Australia) BHP Billiton – 60%	1 million tonnes per annum manganese concentrate (100%)	110	H1 2009
Energy Coal	Klipspruit (South Africa) BHP Billiton – 100%	1.8 million tonnes per annum export coal. 2.1 million tonnes per annum domestic	450	H2 2009
	Douglas-Middelburg Optimisation (South Africa) BHP Billiton – 100%	10 million tonnes per annum export thermal coal and 8.5 million tonnes per annum domestic thermal coal (sustains current output)	975	Mid 2010
	Newcastle Third Export Coal Terminal (Australia) BHP Billiton – 35.5%	Third coal berth, 30 million tonnes per annum (100%)	390	Late 2010
			5,800

1.	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.
2.	References to half-years and years are based on calendar years.

In addition to the above projects the Board approved pre-expenditure of US$930 million for Rapid Growth Project 5 (Western Australia Iron Ore).

3.7.3 Net debt and sources of liquidity

Our policies on debt and treasury management are as follows:

•	commitment to a solid ‘A’ credit rating

•	cash flow positive before dividends, debt service and capital management, excluding cash effects of major acquisitions

•	target a minimum interest cover ratio of eight times over the commodity cycle

•	maintain net gearing (net debt/net debt + net assets) of 35 per cent to 40 per cent

•	flexibility from diversification of funding sources

•	generally maintain borrowings and excess cash in US dollars

Solid ‘A’ credit ratings

The Group’s credit ratings are currently A1/P-1 (Moody’s) and A+/A-1 (Standard & Poor’s). There has been no change to these ratings during the year, however the ratings were placed on negative outlook following the announcement of proposed offers for Rio Tinto plc and Rio Tinto Limited.

Interest rate risk

Interest rate risk on our outstanding borrowings and investments is managed as part of the Portfolio Risk Management Strategy. Refer to note 26 ‘Financial risk management’ in the financial statements for a detailed discussion on the strategy. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure. All interest swaps have been designated and are effective as hedging instruments under IFRS.

Net gearing and net debt

30 June 2008 compared with 30 June 2007

Net debt, comprising cash and interest bearing liabilities, was US$8.5 billion, a decrease of US$1.5 billion, or 15.2 per cent, compared to 30 June 2007. Gearing, which is the ratio of net debt to net debt plus net assets, was 17.8 per cent at 30 June 2008, compared with 25.0 per cent at 30 June 2007.

Cash at bank and in hand less overdrafts at 30 June 2008 was US$4,173 million compared with US$2,398 million at 30 June 2007. In addition, we had money market deposits at 30 June 2008 of US$2,462 million compared with US$1,467 million at 30 June 2007.

30 June 2007 compared with 30 June 2006

Net debt, comprising cash and interest bearing liabilities, was US$10.0 billion, an increase of US$0.8 billion, or 8.7 per cent, compared to 30 June 2006. Gearing, which is the ratio of net debt to net debt plus net assets, was 25.0 per cent at 30 June 2007 compared with 27.2 per cent at 30 June 2006.

Cash at bank and in hand less overdrafts at 30 June 2007 was US$2,398 million compared with US$1,351 million at 30 June 2006. In addition, we had money market deposits at 30 June 2007 of US$1,467 million compared with US$536 million at 30 June 2006.

Funding sources

The maturity profile of our debt obligations is set forth in note 26 ‘Financial risk management’ in the financial statements. The following table sets forth the details of our undrawn committed facilities as at 30 June 2008 and 2007.

	Facility available 2008 US$M	Used 2008 US$M	Unused 2008 US$M	Facility available 2007 US$M	Used 2007 US$M	Unused 2007 US$M
Acquisition finance facility	55,000	–	55,000	–	–	–
Revolving credit facility	3,000	–	3,000	3,000	–	3,000
Other facilities	60	–	60	58	–	58
Total financing facilities	58,060	–	58,060	3,058	–	3,058

The Group’s US$3.0 billion multi-currency revolving credit facility, established in October 2006, matures in October 2011. As at 30 June 2008, this facility was undrawn. The interest rates under this facility are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with our credit rating. A negative pledge applies to the credit facility.

In February 2008, we entered into a US$55 billion facility and subscription agreement to, among other things, meet potential funding requirements in relation to our offers for Rio Tinto. This facility is currently undrawn. The terms of the facility are summarised in section 2.13 ‘Material contracts’.

Apart from the new facility and subscription agreement referred to above, none of our general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants that vary from facility to facility, but which would be considered normal for such facilities.

3.7.4 Quantitative and qualitative disclosures about market risk

We identified above in ‘Our business – external factors and trends affecting our results’ (section 3.4 in this Report) our primary market risks. A description of how we manage our market risks, including both quantitative and qualitative information about our market risk sensitive instruments outstanding at 30 June 2008, is contained in note 26 ‘Financial risk management’ to the financial statements.

3.7.5 Portfolio management

Our strategy is focused on long-life, low-cost, expandable assets and we continually review our portfolio to identify assets which do not fit this strategy. These activities continued during the period, with proceeds amounting to US$180 million being realised from divestments including the Elouera coal mine (Illawarra Coal Operation, Australia). Other disposals include mining leases at Poitrel (Queensland Coal, Australia) and Optimum Colliery (South Africa). Proceeds from the sale or distribution of our assets and interests since 2001 now surpass US$6 billion.

We will purchase interests in assets where they fit our strategy. During the year we announced an arrangement to acquire Anglo Potash Limited which was subsequently completed on 10 July 2008. In addition, in September 2008 BHP Billiton Mitsubishi Alliance (BMA) acquired 100 per cent of the New Saraji Coal Project for a cash consideration of approximately US$2 billion (US$1 billion our share).

3.7.6 Dividend and capital management

On 18 August 2008, the Board declared a final dividend of 41.0 US cents per share. This rebased dividend represents a 51.9 per cent increase over last year’s final dividend of 27.0 US cents per share. This brings the total dividends for FY2008 to 70.0 US cents per share, an increase of 23.0 US cents per share, or 48.9 per cent, over last year and 150.0 per cent over the past three years. The Board’s declaration represents our thirteenth consecutive dividend increase and signals our confidence in the outlook and our ability to consistently deliver future earnings and cash flow. Our dividend has increased by more than 530 per cent since the interim dividend paid in FY2002. Our compound annual dividend growth rate has been 32.3 per cent over this period. We intend to continue with our progressive dividend policy from this new base, with further increases dependent upon the expectations for future market conditions and investment opportunities.

We continued to purchase shares under the previously announced US$13 billion buy back program. During the year, we repurchased and cancelled 96,904,086 BHP Billiton Plc shares, through on-market buy-backs, at an approximate average price of US$31.57 (A$36.46/GBP15.51). These shares were purchased via an independent third party under an irrevocable mandate. When the mandate expired on 14 December 2007, the buy-back program was suspended. At the time of the suspension, we had returned US$8.8 billion of the US$13 billion.

Since August 2004, we have announced capital management initiatives totalling US$17 billion. Since the first buy-back in 2004, 680 million shares have been repurchased, representing approximately 11 per cent of the total shares on issue at an approximate price of US$18.53 (A$23.25/GBP9.57).

3.8 Off-balance sheet arrangements and contractual commitments

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure and commitments under leases at 30 June 2008 is provided in note 27 ‘Contingent liabilities’ and note 28 ‘Commitments’ to the financial statements.

We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements will be met from internal cash flow and, to the extent necessary, from the existing facilities described in section 3.7.3.

On 6 February 2008, we announced the terms of two inter-conditional offers for the entire ordinary share capital of Rio Tinto plc and Rio Tinto Limited. Under the announced offers, we will offer 3.4 BHP Billiton shares for each Rio Tinto share tendered. The offers are subject to certain pre-conditions relating to merger control and regulatory approvals in a number of jurisdictions, including the approval of anti-trust authorities in the European Union, the United States, Australia, Canada and South Africa, and foreign investment authorities in Australia. Provided the pre-conditions have been satisfied or waived, we will be obliged to make the offers on the terms we have announced (or terms no less favourable to Rio Tinto shareholders).

3.9 Subsidiaries and related party transactions

Subsidiary information

Information on our significant subsidiaries is included in note 37 ‘Subsidiaries’ to the financial statements.

Related party transactions

Related party transactions are outlined in note 32 ‘Related party transactions’ in the financial statements.

3.10 Significant changes

Other than the matters disclosed elsewhere in this Report, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

4 BOARD OF DIRECTORS AND GROUP MANAGEMENT COMMITTEE

4.1 Board of Directors

Don Argus AO, SF FIN, FCPA, 70

Term of office: Director of BHP Limited since November 1996 and Chairman since April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Argus was last re-elected in 2007 and, in accordance with the Group’s policy described under ‘Tenure’ in section 5.3.5 of this Annual Report, is retiring and standing for re-election in 2008.

Independent: Yes

Skills and experience: Don Argus has considerable experience in international business and a strong management background. He has more than 40 years’ experience in the banking industry and is a former Managing Director and CEO of the National Australia Bank Limited.

Other directorships and offices (current and recent):

•	Director of Australian Foundation Investment Company Limited (since May 1999)

•	Former Chairman of Brambles Limited (from September 1999 to February 2008) and a Director (from May 1999 to February 2008)

•	Member of the International Advisory Council of Allianz Aktiengesellschaft (since April 2000)

•	Member of International Advisory Committee to the New York Stock Exchange Board of Directors (since November 2005)

Board Committee membership:

•	Chairman of the Nomination Committee

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 46

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Mr Kloppers was appointed Chief Executive Officer on 1 October 2007. He was appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was previously Chief Commercial Officer. Mr Kloppers was elected in 2006.
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

Paul Anderson B S (Mech Eng), MBA, 63

Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. He was the Chief Executive Officer and Managing Director of BHP Limited from December 1998 until June 2001 and of BHP Billiton Limited and BHP Billiton Plc from June 2001 until July 2002. He was a non-executive Director of BHP Billiton Limited and BHP Billiton Plc from July to November 2002. Mr Anderson was last elected in 2006 and is retiring and standing for re-election in 2008.

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

Other directorships and offices (current and recent):

•	Chairman of Spectra Energy Corporation (since January 2007)

•	Former Director of Qantas Airways Limited (from September 2002 to April 2008)

•	Former Chairman of Duke Energy Corporation (from November 2003 to January 2007) and former Chief Executive Officer (from November 2003 to April 2006)

•	Former Director of Temple Inland Inc (from February 2002 to May 2004)

•	Member of the US President’s Council of Advisors on Science and Technology

Board Committee membership:

•	Member of the Sustainability Committee

Alan Boeckmann BE (Electrical Eng), 60

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since September 2008. Mr Boeckmann will seek election at the 2008 Annual General Meetings.

Independent: Yes

Skills and experience: Alan Boeckmann is currently Chairman and Chief Executive Officer of Fluor Corporation, USA, having originally joined Fluor in 1974. He holds non-executive directorships with Archer Daniels Midland and Burlington Northern Santa Fe Corporation. Mr Boeckmann has extensive experience in running large-scale international industrial companies and experience in the oil and gas industry. He has global experience in engineering, procurement, construction, maintenance and project management across a range of industries, including resources and petroleum.

Other directorships and offices (current and recent):

•	Chairman and CEO of Fluor Corporation (since February 2002)

•	Director of Archer Daniels Midland Company (from November 2007 to November 2008)

•	Director of Burlington Northern Santa Fe Corporation (since September 2001)

Board Committee membership:

•	None

John Buchanan BSc, MSc (Hons 1), PhD, 65

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Dr Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment. Dr Buchanan was last re-elected in 2006 and is retiring and standing for re-election in 2008.

Independent: Yes

Skills and experience: Educated at Auckland, Oxford and Harvard, John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry, and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive director and Group CFO of BP, serving on the BP Board for six years.

Other directorships and offices (current and recent):

•	Chairman of Smith & Nephew Plc (since April 2006) and Former Deputy Chairman (from February 2005 to April 2006)

•	Chairman of ICC UK (since May 2008)

•	Director of AstraZeneca Plc (since April 2002)

•	Senior Independent Director and Deputy Chairman of Vodafone Group Plc (since July 2006) and Director (since April 2003)

Board Committee membership:

•	Chairman of the Remuneration Committee

•	Member of the Nomination Committee

Carlos Cordeiro AB, MBA, 52

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro was last re-elected in 2007.

Independent: Yes

Skills and experience: Carlos Cordeiro brings to the Board more than 25 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc.

Other directorships and offices (current and recent):

•	Non-executive Advisory Director of The Goldman Sachs Group Inc (since December 2001)

•	Non-executive Vice Chairman of Goldman Sachs (Asia) (since December 2001)

Board Committee membership:

•	Member of the Remuneration Committee

David Crawford BComm, LLB, FCA, FCPA, FAICD, 64

Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2007 and, in accordance with the Group’s policy described under ‘Tenure’ in section 5.3.5 of this Annual Report, is retiring and standing for re-election in 2008.

Independent: Yes

Skills and experience: David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the financial expert of the Risk and Audit Committee for the purposes of the US Securities and Exchange Commission Rules, and is satisfied that he has recent and relevant financial experience for the purposes of the UK Listing Authority’s Combined Code.

Other directorships and offices (current and recent):

•	Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001)

•	Chairman of Foster’s Group Limited (since November 2007) and Director of Foster’s Group Limited (since August 2001)

•	Former Director of Westpac Banking Corporation (from May 2002 to December 2007)

•	Former Chairman of National Foods Limited (Director from November 2001 to June 2005)

Board Committee membership:

•	Chairman of the Risk and Audit Committee

Gail de Planque AB (Mathematics), MS (Physics), PhD (Env Health Sciences), 63

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since 19 October 2005. The Hon. E. Gail de Planque was last re-elected in 2007.

Independent: Yes

Skills and experience: Gail de Planque is an expert in nuclear technology and has over 40 years’ experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive director of global energy companies and is a consultant on atomic energy matters. She is a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy, a Fellow and former President of the American Nuclear Society, a fellow of the American Association of the Advancement of Science and a Member of the US National Academy of Engineering.

Other directorships and offices (current and recent):

•	Director of Northeast Utilities (since October 1995)

•	Director of Energy Solutions, Inc (since November 2007)

•	President of Strategy Matters Inc (since March 2000)

•	Director of Energy Strategists Consultancy Ltd (since May 1999)

•	Former Director of TXU Corporation (from February 2004 to February 2007)

•	Former Director of BNFL Plc (from November 2000 to March 2005) and of BNG America Inc (from March 1995 to March 2006)

•	Former Director of Landauer Inc (from December 2001 to June 2008)

Board Committee membership:

•	Member of the Sustainability Committee

•	Member of the Remuneration Committee

David Jenkins BA, PhD (Geology), 69

Term of office: Director of BHP Limited since March 2000. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Jenkins was last re-elected in 2007.

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

Other directorships and offices (current and recent):

•	Director of Chartwood Resources Ltd (since November 1998)

•	Director of Mintaka International (Oil & Gas) Limited (previously Orion International (Oil & Gas) Ltd) (since March 2005)

•	Director of Orion International Petroleum Limited (previously Director of Orion International Petroleum (Gibraltar) Limited) (since June 2007)

•	Director of Orion Sangaw North Limited (since July 2008)

Board Committee membership:

•	Member of the Remuneration Committee

•	Member of the Risk and Audit Committee

David Morgan BEc, MSc, PhD, 61

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2008. Dr Morgan will seek election at the 2008 Annual General Meeting.

Independent: Yes

Skills and experience: David Morgan was the Managing Director and Chief Executive Officer of Westpac Banking Corporation from March 1999 until January 2008. He has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington DC in the 1970s and the Australian Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Dr Morgan joined Westpac in 1990 where he had responsibility for all major operating divisions including, Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking.

Other directorships and offices (current and recent):

•	Chairman of J C Flowers & Co. Australia (since June 2008)

•	Former Managing Director and Chief Executive Officer of Westpac Banking Corporation (from March 1999 to January 2008)

•	Former Chairman of Westpac New Zealand Limited (from September 2006 to December 2007)

•	Former Director of Westpac New Zealand Limited (from September 2006 to January 2008)

•	Former Member of Australian Bankers’ Association, Business Council of Australia, ASIC Business Consultative Panel and International Monetary Conference (from March 1999 to January 2008)

Board Committee membership:

•	Member of the Risk and Audit Committee

Jacques Nasser AO, BBus, Hon DT, 60

Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. Mr Nasser was last elected in 2006 and is retiring and standing for re-election in 2008.

Independent: Yes

Skills and experience: Following a 33-year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses.

Other directorships and offices (current and recent):

•	Director of British Sky Broadcasting Ltd (since November 2002)

•	Partner of One Equity Partners (since November 2002)

•	Member of the International Advisory Council of Allianz Aktiengesellschaft (since February 2001)

•	Former Chairman of Polaroid Corporation (from November 2002 to April 2005)

•	Former Director of Quintiles Transnational Corporation (from March 2004 to November 2007)

•	Former Director of Brambles Limited (from March 2004 to January 2008)

Board Committee membership:

•	Member of the Risk and Audit Committee

Keith Rumble BSc, MSc (Geochemistry), 54

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since September 2008. Mr Rumble will seek election at the 2008 Annual General Meetings.

Independent: Yes

Skills and experience: Keith Rumble was until recently Chief Executive Officer of SUN Mining, a wholly-owned entity of the Sun Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. He has over 30 years' experience in the resources industry, specifically in titanium and platinum mining, and is a former CEO of Impala Platinum (Pty) Ltd and former CEO of Rio Tinto Iron and Titanium Inc. He began his career at Richards Bay Minerals in 1980, and held various management positions, before becoming CEO in 1996.

Other directorships and offices (current and recent):

•	Board of Governors of Rhodes University (since 2005) and Michaelhouse College (since 2002)

•	Trustee of the World Wildlife Fund, South Africa (since 2006)

Board Committee membership:

•	None

John Schubert BCh Eng, PhD (Chem Eng), FIEAust, FTSE, 65

Term of office: Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2006 and is retiring and standing for re-election in 2008.

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

Other directorships and offices (current and recent):

•	Chairman of Commonwealth Bank of Australia (since November 2004) and Director (since October 1991)

•	Director of Qantas Airways Limited (since October 2000)

•	Chairman of G2 Therapies Pty Limited (since November 2000)

•	Former Chairman and Director of Worley Parsons Limited (from November 2002 until February 2005)

Board Committee membership:

•	Chairman of the Sustainability Committee

•	Member of the Nomination Committee

Group Company Secretary

Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 44

Term of office: Jane McAloon was appointed Group Company Secretary in July 2007 and joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited.

Skills and experience: Prior to joining BHP Billiton, Jane McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. She previously held various State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General for the NSW Cabinet Office, as well as working in private legal practice. She is a Fellow of the Institute of Chartered Secretaries.

4.2 Group Management Committee

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 46

Chief Executive Officer and Executive Director

Chairman of the Group Management Committee

Marius Kloppers has been active in the mining and resources industry since 1993 and was appointed Chief Executive Officer in October 2007. He was previously Chief Commercial Officer, Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium.

Alberto Calderon PhD Econ, M Phil Econ – Yale University, JD Law, BA Econ – Andes University, 48

Group Executive and Chief Commercial Officer

Member of the Group Management Committee

Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006 and has been in his current position since July 2007. Prior to this, he was Chief Executive Officer of Cerrejón Coal Company from July 2002. His previous positions include President of Ecopetrol, President of the Power Company of Bogotá and various senior roles in investment banking and in the Colombian Government.

Marcus Randolph BSc, MBA Harvard Business School, 52

Group Executive and Chief Executive Ferrous and Coal

Member of the Group Management Committee

Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto Plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporacion Minera Nor Peru, Asarco Inc, and various mine operating positions in the US with Asarco Inc. He has been in his current position since October 2005.

Alex Vanselow BComm, Wharton AMP, 46

Group Executive and Chief Financial Officer

Member of the Group Management Committee and Chairman of the Investment Review Committee and Financial Risk Management Committee

Alex Vanselow joined the Group in 1989 and was appointed President Aluminium in March 2004 and appointed Chief Financial Officer in March 2006. He was previously Chief Financial Officer of Aluminium, Vice President Finance and Chief Financial Officer of Orinoco Iron CA and Manager Accounting and Control BHP Iron Ore. His prior career was with Arthur Andersen. He has been in his current position since April 2006.

Karen Wood BEd, LLB (Hons), FCIS, 52

Group Executive and Chief People Officer

Member of the Group Management Committee and Chairman of the Global Ethics Panel

Karen Wood’s previous positions with BHP Billiton were Chief Governance Officer, Group Company Secretary and Special Adviser and Head of Group Secretariat. She is a member of the Takeovers Panel (Australia), a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited. She has been in her current position since December 2005.

J Michael Yeager BSc, MSc, 55

Group Executive and Chief Executive Petroleum

Member of the Group Management Committee

Mike Yeager joined the Group in April 2006 as Group President Energy. He was previously Vice President, ExxonMobil Development Company with responsibility for major joint venture projects. Other previous roles include Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the US. He has been in his current position since May 2006.

5 CORPORATE GOVERNANCE STATEMENT

5.1 Governance at BHP Billiton

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

Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of shareholder value. Our expectations of our employees and those to whom we contract business are set out in our Code of Business Conduct.

This statement outlines our system of governance. Shareholders are reminded that we operate as a single economic entity under a Dual Listed Company (DLC) structure with a unified Board and management. We have primary listings in Australia and the UK and are registered with the US Securities and Exchange Commission and listed on the New York Stock Exchange (NYSE). In formulating our governance framework, the regulatory requirements in Australia, the UK and the US have been taken into account, together with prevailing standards of best practice. Where governance principles vary across these jurisdictions the Board has resolved to adopt what we consider to be the better of the prevailing standards.

It is our view that governance is not just a matter for the Board, a good governance culture must be fostered throughout the organisation.

BHP Billiton Governance Assurance Diagram

5.2 Shareholder engagement

The Board represents the Group’s shareholders and is accountable to them for creating and delivering value through the effective governance of the business. Shareholders vote on important matters affecting the business, including the election of Directors, changes to our constitutional documents, the receipt of annual financial statements and incentive arrangements for executive Directors.

Shareholders are encouraged to make their views known to us and to raise directly any matters of concern. The Chairman has regular meetings with institutional shareholders and investor representatives to discuss governance matters and keeps the Board informed of the views and concerns that have been raised. The Chief Executive Officer (CEO), Chief Financial Officer (CFO) and investor relations team meet regularly with institutional shareholders to discuss our strategy, financial and operating performance.

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

5.3 Board of Directors

5.3.1 Role and responsibilities

The Board’s role is to represent the shareholders and it is accountable to them for creating and delivering value through the effective governance of the business.

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

Beyond those matters, the Board has delegated all authority to achieve the Corporate Objective to the CEO, who is free to take all decisions and actions which, in the CEO’s judgement, are reasonable having regard to the limits imposed by the Board. The CEO remains accountable to the Board for the authority that is delegated, and for the performance of the business. The Board monitors the decisions and actions of the CEO and the performance of the business to gain assurance that progress is being made towards the Corporate Objective, within the limits it has imposed. The Board also monitors the performance of the Group through its Committees. Reports from each of the Committees are set out in section 5.5.

The CEO is required to report regularly in a spirit of openness and trust on the progress being made by the business. The Board and its Committees determine the information required from the CEO and any employee or external party, including the External Auditor. Open dialogue between individual members of the Board and the CEO and other employees is encouraged to enable Directors to gain a better understanding of our business.

Key activities during the year

The most important task undertaken by the Board during the year was to consider, and approve, the offers for Rio Tinto. The offers are discussed in more detail in section 1.1 of this Report. The Board also considered other major business decisions, including capital projects and capital management strategies. Examples of capital projects approved by the Board are:

•

The Klipspruit Project, part of the Group’s Energy Coal operations in South Africa. This project includes expanding the capacity of the Klipspruit opencast mine (100 per cent BHP Billiton owned) from 4.8 million tonnes per annum (mtpa) to 8 mtpa. The Board approved capital expenditure of approximately US$450 million.

•

Bass Strait Kipper, a project to produce new supplies of natural gas and liquids through new and existing Bass Strait facilities. The Board approved capital expenditure of approximately US$500 million.

The Board is satisfied that it has discharged its obligations as set out in the Board Governance Document.

5.3.2 Membership

The Board currently has 13 members. Of these, 12, including the Chairman, are independent non-executive Directors. The non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is in section 5.3.5. Mr Charles Goodyear retired from the Board on 30 September 2007 and Dr David Brink retired from the Board on 28 November 2007. Dr David Morgan joined the Board on 1 January 2008, and Mr Alan Boeckmann and Mr Keith Rumble joined the Board on 1 September 2008.

The Directors of the Group are:

Mr Don Argus AO (Chairman)	The Hon E Gail de Planque
Mr Marius Kloppers	Dr David Jenkins
Mr Paul Anderson	Dr David Morgan
Mr Alan Boeckmann	Mr Jacques Nasser AO
Dr John Buchanan	Mr Keith Rumble
Mr Carlos Cordeiro	Dr John Schubert
Mr David Crawford

The biographical details of the Directors are set out in section 4.1 of this Report.

5.3.3 Skills, knowledge, experience and attributes of Directors

The Board considers that the executive and non-executive Directors together have the range of skills, knowledge and experience necessary to enable them to effectively govern the business. The non-executive Directors contribute international and operational experience; understanding of the sectors in which we operate; knowledge of world capital markets and an understanding of the health, safety, environmental and community challenges that we face. The executive Director brings additional perspectives to the Board’s work through a deep understanding of the Group’s business.

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

The Nomination Committee assists the Board in ensuring that the Board is comprised of high-calibre individuals whose background, skills, experience and personal characteristics will augment the present Board and meet its future needs.

5.3.4 Chairman

The Chairman, Mr Don Argus, is considered by the Board to be independent. He was appointed Chairman of BHP Limited in 1999 and has been Chairman of the Group since 2001. As Chairman, he is responsible for:

•	ensuring that the principles and processes of the Board are maintained, including the provision of accurate, timely and clear information

•	encouraging debate and constructive criticism

•	setting agendas for meetings of the Board, in conjunction with the CEO and Group Company Secretary, that focus on the strategic direction and performance of our business

•	leading the Board and individual Director performance assessments

•	speaking and acting for the Board and representing the Board to shareholders

•	presenting shareholders’ views to the Board

•	facilitating the relationship between the Board and the CEO.

Mr Argus was Chairman of Brambles Limited, a company listed on the ASX, until 6 February 2008. The Board considers that none of his other commitments (set out in section 4.1 of this Report) interfere with the discharge of his responsibilities to the Group. The Board is satisfied that he makes sufficient time available to serve the Group effectively.

The Group does not have a Deputy Chairman but has identified Dr John Schubert to act as Chairman should the need arise at short notice.

5.3.5 Independence

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

Tenure

The Board has a policy requiring non-executive Directors who have served on the Board for nine years or more to stand for annual re-election. These Directors must undergo a formal performance assessment (as must all other Directors standing for re-election) before the Board determines whether to recommend their re-election. Mr Don Argus and Mr David Crawford have served on the Board for more than nine years and will therefore stand for re-election at the 2008 Annual General Meetings. The Board does not believe that either of these Directors has served for a period that could materially interfere with their ability to act in the best interests of the Group. The Board also believes that they have retained independence of character and judgement and have not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group.

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

In June 2006, the Board reappointed former Chief Executive Officer Mr Paul Anderson as a non-executive Director. Before appointing Mr Anderson, the Board considered his independence in light of the Policy on Independence of Directors, the UK Combined Code and the ASX Corporate Governance Council Principles and Recommendations. Each of these include that a measure of independence is whether a Director is a former executive. The Policy on Independence of Directors and the UK Combined Code use a five-year timeframe, while the ASX Corporate Governance Council uses a benchmark of three years between leaving executive office and joining the board. The Board considers Mr Anderson to be independent. At the time of his appointment as non-executive Director, almost four years had elapsed since Mr Anderson had retired as Chief Executive Officer. The Board maintains the view that this previous employment history does not interfere with his objective, unfettered or independent judgement or affect his ability to act in the best interests of the Group.

Some of the Directors hold or previously held positions in companies with which we have commercial relationships. Those positions and companies are set out in section 4.1 of this Report. The Board has assessed all of the relationships between the Group and companies in which Directors hold or held positions and concluded that in all cases, the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of our business. A specific instance is Mr Alan Boeckmann, who was appointed to the Board on 1 September 2008, and who is the Chairman and CEO of Fluor Corporation. BHP Billiton has commercial dealings with Fluor Corporation, which operates in the engineering, procurement, construction and project management sectors. Prior to appointing Mr Boeckmann as a Director, the Board assessed the relationships between BHP Billiton and Fluor Corporation, and was satisfied that Mr Boeckmann would be able to apply objective, unfettered and independent judgement and act in the best interests of the BHP Billiton Group notwithstanding his role with Fluor Corporation. Transactions during the year that amounted to related-party transactions with Directors or Director-related entities under International Financial Reporting Standards (IFRS) are outlined in note 32 ‘Related party transactions’ to the financial statements.

Mr Don Argus and Mr Jacques Nasser hold cross-directorships as they are both members of the International Advisory Board of Allianz Aktiengesellschaft. The Board has assessed these relationships and concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or the Directors’ ability to act in the Group’s best interests.

Executive Director

The executive Director, Mr Marius Kloppers, is not considered independent because of his executive responsibilities. Mr Kloppers does not hold directorships in any other company included in the ASX 100 or FTSE 100.

5.3.6 Senior Independent Director

The Board has appointed Dr John Buchanan as the Senior Independent Director of BHP Billiton Plc in accordance with the UK Combined Code. Dr Buchanan is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO.

5.3.7 Terms of appointment

The Board has adopted a letter of appointment that contains the terms on which non-executive Directors will be appointed, including the basis upon which they will be indemnified. A copy of the letter is available at www.bhpbilliton.com/aboutus/governance.

5.3.8 Induction and training

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

5.3.9 Independent advice

The Board and its Committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group’s expense.

5.3.10 Remuneration

Details of our remuneration policies and practices and the remuneration paid to the Directors (executive and non-executive) are set out in the Remuneration Report in section 6 of this Report. Shareholders will be invited to consider and to approve the Remuneration Report at the 2008 Annual General Meetings.

5.3.11 Share ownership

Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton shares until they achieve a shareholding equivalent in value to one year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure. All dealings by Directors are reported to the Board and to the stock exchanges.

Information on our policy governing the use of hedge arrangements over shares in BHP Billiton by both Directors and members of the Group Management Committee is set out in section 6.3.5 of this Report.

Details of the Shares held by Directors are set out in section 7.19 of this Report.

5.3.12 Meetings

The Board meets as often as necessary to fulfil its role. During the reporting year it met 12 times with nine of those meetings being held in Australia, two in the UK and one in Hong Kong. Generally, meetings run for two days. The non-executive Directors meet at the end of each Board meeting in the absence of the executive Director and management. Attendance by Directors at Board and Board Committee meetings is set out in the table in section 5.4.1.

Members of the Group Management Committee and other members of senior management attended meetings of the Board by invitation. Senior managers delivered presentations on the status and performance of our businesses and matters reserved for the Board including the approval of budgets, annual financial statements and business strategy.

5.3.13 Company Secretaries

Ms Karen Wood was the Chief Governance Officer and Group Company Secretary until 11 July 2007. From that date, Ms Jane McAloon became Group Company Secretary. Prior to this appointment, Ms McAloon was the Company Secretary of BHP Billiton Limited. The Group Company Secretary is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Group Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with and advising the Board on governance matters. All Directors have access to the Group Company Secretary for advice and services. Independent advisory services are retained by the Group Company Secretary at the request of the Board or Board Committees. Ms McAloon is supported by Ms Fiona Smith, who is Deputy Company Secretary of BHP Billiton Limited, and Ms Elizabeth Hobley, Deputy Company Secretary of BHP Billiton Plc. Mr Robert Franklin was Company Secretary of BHP Billiton plc until his resignation on 4 April 2008. The Board appoints and removes the Company Secretaries.

5.4 Board of Directors – Review, re-election and renewal

5.4.1 Review

The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. Contemporary performance measures are considered an important part of this process.

The Board conducts regular evaluations of its performance, its Committees, the Chairman, individual Directors and the governance processes that support Board work. The evaluation of the Board’s performance is conducted by focusing on individual Directors in one year and the Board as a whole in the following year. In addition, the Board conducts evaluations of the performance of Directors retiring and seeking re-election and uses the results of the evaluation when considering the re-election of Directors. External independent advisers are engaged to assist these processes as necessary. It is thought that the involvement of an independent third party has assisted the evaluation processes to be both rigorous and fair. This year, the Board has undertaken a review of the four permanent Committees, and an evaluation of individual Directors (excluding Mr Boeckmann and Mr Rumble, who joined the Board after the review process was largely complete). The reviews were carried out with the assistance of external independent advisers. These reviews indicated that the Committees were meeting their Terms of Reference.

The effectiveness of the Board as a whole and of its Committees is assessed against the accountabilities set down in the Board Governance Document and each of the Committees’ Terms of Reference. Matters considered in the assessment include:

•	the effectiveness of discussion and debate at Board and Committee meetings

•	the effectiveness of the Board’s (and Committees’) processes and relationship with management

•	the quality and timeliness of meeting agendas, Board and Committee papers and secretariat support

•	the composition of the Board, and each Committee, focusing on the blend of skills and experience.

The performance of individual Directors is assessed against a range of criteria including the ability of the Director to:

•	consistently take the perspective of creating shareholder value

•	contribute to the development of strategy

•	understand the major risks affecting the business

•	provide clear direction to management

•	contribute to Board cohesion

•	commit the time required to fulfil the role

•	listen to and respect the ideas of fellow Directors and members of management.

The process is managed by the Chairman, but feedback on the Chairman’s performance is provided to him by Dr Schubert.

Attendance at Board and Board Committee meetings during the year ended 30 June 2008

	Board		Risk and Audit		Nomination		Remuneration		Sustainability
	A	B	A	B	A	B	A	B	A	B
Paul Anderson	12	10	--	--	--	--	--	--	6	6
Don Argus	12	12	--	--	7	7	--	--	--	--
David Brink (1)	5	5	3	3	--	--	--	--	--	--
John Buchanan	12	10	--	--	7	6	5	4	--	--
Carlos Cordeiro	12	12	--	--	--	--	5	4	--	--
David Crawford	12	12	9	9	--	--	--	--	--	--
E Gail de Planque	12	12	--	--	--	--	5	5	6	6
Charles Goodyear (2)	1	1	--	--	--	--	--	--	--	--
David Jenkins	12	12	9	9	--	--	5	5	--	--
Marius Kloppers	12	12	--	--	--	--	--	--	--	--
David Morgan (3)	5	5	3	3	--	--	--	--	--	--
Jacques Nasser	12	11	9	8	--	--	--	--	--	--
John Schubert	12	12	--	--	7	7	--	--	6	6

Column A – indicates the number of meetings held during the period the Director was a member of the Board and/or Committee

Column B – indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee

(1)	David Brink retired from the Board on 28 November 2007.

(2)	Charles Goodyear retired from the Board on 30 September 2007.

(3)	David Morgan was appointed to the Board on 1 January 2008, and to the Risk and Audit Committee on 11 March 2008.

5.4.2 Re-election

At least one-third of Directors retire at each Annual General Meeting. Directors are not appointed for a fixed term and must submit themselves to shareholders for re-election after three years. The period that Directors have served on the Board and the years in which they were first appointed and last elected are set out in section 4.1 of this Report.

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

5.4.3 Renewal

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

When considering new appointments to the Board, the Nomination Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as:

•	a proven track record of creating shareholder value

•	unquestioned integrity

•	a commitment to the highest standards of governance

•	having the required time available to devote to the job

•	strategic mind set, an awareness of market leadership, outstanding monitoring skills

•	a preparedness to question, challenge and critique

•	an independent point of view.

Newly appointed Directors must submit themselves to shareholders for election at the first Annual General Meeting following their appointment.

5.5 Board Committees

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

5.5.1 Risk and Audit Committee Report

The Risk and Audit Committee (RAC) met nine times during the year. The current members are Mr David Crawford (Chairman), Dr David Jenkins, Dr David Morgan and Mr Jacques Nasser, all of whom are independent non-executive Directors. The Board has nominated Mr David Crawford as the Committee’s financial expert.

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

CSG Risk and Audit Committees

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, separate Risk and Audit Committees have been established for each Customer Sector Group (CSG) and key functional area. These Committees, known as CSG RACs, have been established and operate as committees of management but are chaired by members of the RAC or by other external appointees with appropriate skills and experience. They perform an important monitoring function in the overall governance of the Group.

Management reports on significant matters raised at CSG RAC meetings to the RAC.

Activities undertaken during the year

Integrity of financial statements

The RAC assists the Board in assuring the integrity of the financial statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with Accounting Standards, stock exchange and legal requirements and the results of the external audit. It reviews the half-yearly and annual financial statements and makes recommendations on specific actions or decisions (including formal adoption of the financial statements and reports) the Board should consider in order to maintain the integrity of the financial statements. From time-to-time, the Board may delegate authority to the RAC to approve the release of the statements to the stock exchanges, shareholders and the financial community.

The CEO and CFO have certified that the 2008 financial statements present a true and fair view, in all material respects, of our financial condition and operating results and are in accordance with applicable regulatory requirements.

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

We have a policy governing the conduct of non-audit work by the External Auditor. Under the Provision of Other Services Policy the External Auditor cannot provide services where the External Auditor:

•	may be required to audit its own work

•	participates in activities that would normally be undertaken by management

•	is remunerated through a ‘success fee’ structure

•	acts in an advocacy role for our business.

This Policy on Provision of Other Services by the External Auditor can be viewed at www.bhpbilliton.com/aboutus/governance.

Fees paid to the Group’s External Auditor during the year for audit and other services were US$21.8 million, of which 57 per cent comprised audit fees, 23 per cent related to legislative requirements (including Sarbanes-Oxley) and 20 per cent other services. Details of the fees paid are set out in note 33 ‘Auditor’s remuneration’ to the financial statements.

Based on the review by the RAC, the Board is satisfied that the External Auditor is independent.

Internal Audit

The Internal Audit function is carried out internally by Group Audit Services (GAS). The role of GAS is to determine whether risk management, control and governance processes are adequate and functioning. The Internal Audit function is independent of the External Auditor. The RAC reviews the mission and charter of GAS, the staffing levels and its scope of work to ensure that it is appropriate in light of the key risks we face. It also reviews and approves the annual internal audit plan.

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

Effectiveness of systems of internal control and risk management

In delegating authority to the CEO, the Board has established CEO limits set out in the Board Governance Document. One of the limits is to ensure that there is a system of control in place for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness.

The RAC is responsible for the oversight of risk management and reviews the internal controls and risk management systems. In undertaking this role the RAC reviews the following:

•	procedures for identifying business risks and controlling their financial impact on the Group and the operational effectiveness of the policies and procedures related to risk and control

•	budgeting and forecasting systems, financial reporting systems and controls

•	policies and practices put in place by the CEO for detecting, reporting and preventing fraud and serious breaches of business conduct and whistle-blowing procedures

•	procedures for ensuring compliance with relevant regulatory and legal requirements

•	arrangements for protecting intellectual property and other non-physical assets

•	operational effectiveness of the CSG RAC structures

•	overseeing the adequacy of the internal controls and allocation of responsibilities for monitoring internal financial controls

•	policies, information systems and procedures for preparation and dissemination of information to shareholders, stock exchanges and the financial community.

For further discussion on our approach to risk management, refer to section 5.6 of this Report.

During the year, the Board conducted reviews of the effectiveness of the Group’s system of internal controls for the financial year and up to the date of this Report in accordance with the UK Combined Code on Corporate Governance (Turnbull Guidance) and the Principles and Recommendations published by the ASX Corporate Governance Council. These reviews covered financial, operational and compliance controls and risk assessment. During the year management presented an assessment of the material business risks facing the Group and the level of effectiveness of risk management over the material business risks. The reviews were overseen by the RAC with findings and recommendations reported to the Board. In addition to considering key risks facing the Group, the Board received an assessment of the effectiveness of internal controls over key risks identified through the work of the Board Committees. The Board is satisfied that the effectiveness of the internal controls has been properly reviewed.

CEO and CFO certification

The CEO and CFO have certified to the Board that the financial statements are founded on a sound system of risk management and internal compliance and that the system is operating efficiently and effectively in all material respects.

During the year the RAC reviewed our compliance with the obligations imposed by the US Sarbanes-Oxley Act, including evaluating and documenting internal controls as required by section 404 of the Act.

The CEO and CFO, along with the management team have performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2008. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to the members of the Group Management Committee, as appropriate, to allow timely decisions regarding required disclosure.

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

Further, when designing and evaluating possible disclosure controls and procedures for the Group, our management is required to apply its judgement with respect to relevant costs and benefits of the various internal controls.

During the year the Group commenced implementing a new operating model to provide increased definition of roles and accountabilities between the Group Functions and the CSGs. As part of this review, GAS has implemented a co-source model and will provide assurance on key Group policies, standards and procedures. Full implementation will be completed in FY2009. In all other respects, there have been no changes in our internal control over financial reporting (as that term is defined by the Securities Exchange Act) during FY2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Further information on our controls and procedures, including Management’s assessment of our internal control over financial reporting can be found in section 5.11.

Assessment of RAC performance

During the year the RAC assessed its performance in accordance with its Terms of Reference, with the assistance of an independent external adviser. As a result of that assessment the Committee is satisfied it has met its Terms of Reference.

5.5.2 Remuneration Committee Report

The Remuneration Committee met five times during the year. Its members are Dr John Buchanan (Chairman), Dr David Jenkins, the Hon Gail de Planque and Mr Carlos Cordeiro. All of the Committee members are independent non-executive Directors. Mr Gordon Clark of Kepler Associates acts as an independent adviser to the Committee.

Role and focus

The role of the Committee is to assist the Board in its oversight of:

•	the remuneration policy and its specific application to the CEO and the CEO’s direct reports, and its general application to all employees

•	the adoption of annual and longer-term incentive plans

•	the determination of levels of reward for the CEO and approval of reward to the CEO’s direct reports

•	the annual evaluation of the performance of the CEO, by giving guidance to the Chairman

•	communication to shareholders regarding remuneration policy and the Committee’s work on behalf of the Board, including the preparation of the Remuneration Report for inclusion in the Annual Report

•	compliance with applicable legal and regulatory requirements associated with remuneration matters.

Activities undertaken during the year

Full details of the Committee’s work on behalf of the Board are set out in the Remuneration Report in section 6.

During the year the Committee assessed its performance in accordance with its Terms of Reference, with the assistance of an independent external adviser. As a result of that assessment the Committee is satisfied it has met its Terms of Reference.

5.5.3 Nomination Committee Report

The Nomination Committee met seven times during the year. The members of the Committee are Mr Don Argus (Chairman), Dr John Buchanan and Dr John Schubert. All members of the Committee are independent non-executive Directors.

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

•

overseeing the review of the assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election (refer to section 5.4.2 of this Report)

•	communicating to shareholders regarding the work of the Committee on behalf of the Board.

Activities undertaken during the year

There were changes to the composition of the Board during the year. Mr Charles Goodyear retired from the Board on 30 September 2007 and Dr David Brink retired from the Board on 28 November 2007. Dr David Morgan joined the Board on 1 January 2008. The Committee retained the services of Heidrick & Struggles and Egon Zehnder to assist in the identification of potential candidates for the Board, and as mentioned in section 5.3.2 Mr Alan Boeckmann and Mr Keith Rumble joined the Board after the end of the financial year. During the year the Committee assessed its performance, with the assistance of an independent external adviser. As a result of that assessment the Committee is satisfied that it is functioning effectively.

5.5.4 Sustainability Committee Report

The Sustainability Committee met six times during the year. The members of the Committee are: Dr John Schubert (Chairman), Mr Paul Anderson and the Hon E Gail de Planque. All members of the Committee are independent non-executive Directors.

Role and focus

The role of the Sustainability Committee is to assist the Board in its oversight of:

•	our compliance with applicable legal and regulatory requirements associated with health, safety, environment and community (HSEC) matters

•	our performance in relation to HSEC matters

•	the performance and leadership of the HSEC and the Sustainable Development functions

•	HSEC risks

•	our Annual Sustainability Summary Report

•	communication to shareholders regarding the work of the Committee on behalf of the Board.

Sustainable development governance

Our approach to HSEC and sustainable development governance is characterised by:

•	the Sustainability Committee overseeing the HSEC matters across the Group

•	business line management having primary responsibility and accountability for HSEC performance

•	the HSEC function providing advice and guidance directly, as well as through a series of networks across the business

•	seeking input and insight from external experts such as our Forum for Corporate Responsibility

•	clear links between remuneration and HSEC performance.

Activities undertaken during the year

During the year the Sustainability Committee considered reports on HSEC audits and implementation of the Group’s Climate Change Policy, reviewed the Group’s performance against the HSEC public targets and the Key Performance Indicators for the HSEC and Sustainable Development functions, and conducted a site visit. The Committee also reviewed the performance of the Vice President HSEC and Sustainable Development. The Committee reviewed and recommended to the Board the approval of the annual Sustainability Summary Report for publication. The Sustainability Summary Report identifies our targets for HSEC matters and its performance against those targets. A copy of the Sustainability Summary Report and Full Sustainability Report can be found at www.bhpbilliton.com. The Committee also assessed its performance in accordance with its Terms of Reference, with the assistance of an independent external adviser. As a result of that assessment the Committee is satisfied it has met its Terms of Reference.

5.6 Risk management

5.6.1 Approach to risk management

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

The Group operates an Enterprise-Wide Risk Management System (EWRM) that provides an over-arching and consistent framework for the assessment and management of risks. Risks are ranked using a common methodology. Where a risk is assessed as material it is reported and reviewed by senior management. During the year, updated Risk Management Standards were approved and implemented across the Group. Our Risk Management Policy can be found at www.bhpbilliton.com/aboutus/governance.

5.6.2 Business risks

The scope of our operations and the number of industries in which we operate and engage mean that a range of factors may impact our results. Material risks that could negatively affect our results and performance include:

•	fluctuations in commodity prices and impacts arising from global economic uncertainty

•	fluctuations in currency exchange rates

•	influence of demand from China and related investments seeking resource security

•	failure to discover new reserves, maintain or enhance existing reserves or develop new operations

•	actions by governments including additional taxation, infrastructure development and political events in the countries in which we operate

•	inability to successfully integrate acquired businesses

•	inability to recover investments in mining and oil and gas projects

•	non-compliance to the Group’s standards by non-controlled assets

•	operating cost pressures and shortages on existing operations and expansion plans

•	impact of health, safety and environmental exposures and related regulations on operations and reputation

•	unexpected natural and operational catastrophes

•	climate change and greenhouse effects

•	inadequate human resource talent pool

•	breaches in information technology security

•	breaches in governance processes.

5.6.3 Risk management governance structure

The principal aim of the Group’s risk management governance structure and system of internal control is to manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets.

Management has put in place a number of key policies, processes and independent controls to provide assurance to the Board and the RAC as to the integrity of our reporting and effectiveness of our systems of internal control and risk management. The governance assurance diagram in section 5.1 highlights the relationship between the Board and the various controls in the assurance process. Some of the more significant internal control systems include Board and management Committees, CSG RACs, the EWRM and internal audit.

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

Management Committees

Management Committees also perform roles in relation to risk and control. Strategic risks and opportunities arising from changes in our business environment are regularly reviewed by the Group Management Committee (GMC) and discussed by the Board. The Financial Risk Management Committee (FRMC) reviews the effectiveness of internal controls relating to commodity price risk, counterparty credit risk, currency risk, financing risk, interest rate risk and insurance. Minutes of the GMC and the FRMC are provided to the Board. The Investment Review Committee (IRC) provides oversight for investment processes across the business and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the IRC in relation to major capital projects.

5.7 Management

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

5.7.1 Group Management Committee

The senior management team of the Group is the GMC. The role of the GMC is to provide advice to the CEO on matters that are strategic and long-term in nature or have the potential to significantly impact the Group’s performance and reputation, and to make decisions on key business-wide policies including the Charter, Code of Business Conduct, the Sustainable Development Policy, the Human Resources Strategy and the Risk Management Policy.

The members of the GMC are:

•	Mr Marius Kloppers, Chief Executive Officer and executive Director

•	Mr Marcus Randolph, Group Executive and Chief Executive Ferrous and Coal

•	Mr J Michael Yeager, Group Executive and Chief Executive Petroleum

•	Mr Alex Vanselow, Group Executive and Chief Financial Officer

•	Ms Karen Wood, Group Executive and Chief People Officer, and

•	Mr Alberto Calderon, Group Executive and Chief Commercial Officer.

Mr Charles Goodyear was a member of the GMC until 30 September 2007. Mr Andrew Mackenzie has been appointed, with effect from a date to be fixed, as Group Executive and Chief Executive Non Ferrous. Mr Mackenzie will be a member of the GMC. The biographical details of members of the GMC are set out in section 4.2 of this Annual Report.

5.7.2 Other management Committees

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

5.8 Business conduct

Code of Business Conduct

We have published a Code of Business Conduct, which is available in eight languages. The Code reflects our Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally, interacting with communities, governments and business partners and general workplace behaviour. The Code applies to Directors and to all employees, regardless of their position or location. Consultants, contractors and business partners are also expected to act in accordance with the Code. The Code of Business Conduct can be found at our website at www.bhpbilliton.com/aboutus/governance.

Insider trading

We have a Securities Dealing Code that covers dealings by Directors and identified employees and a Securities Dealing Policy that covers dealings by all other employees. Both these documents restrict dealings by Directors and employees in shares and other securities during designated prohibited periods and at any time that they are in possession of unpublished price-sensitive information. A copy of the Securities Dealing Code and Securities Dealing Policy can be found at our website at www.bhpbilliton.com/aboutus/governance.

Global Ethics Panel

The CEO has formed a Global Ethics Panel to:

•	advise on matters affecting the values and behaviours of the Group

•	assist business leaders in assessing acceptable outcomes on issues of business ethics

•	review the rationale, structure and content of the Code of Business Conduct and propose changes

•	promote awareness and effective implementation of the Code of Business Conduct.

Panel members have been selected on the basis of their knowledge of and experience in contemporary aspects of ethics and culture that are relevant to the Group and consists of both employees and external members. The Panel is chaired by the Group Executive and Chief People Officer.

Employee help lines

We have established regional help lines so that employees can seek guidance or express concerns on business-related issues. Reports can be made anonymously and without fear of retaliation. A fraud hotline facility is available for reporting cases of suspected misappropriations, fraud, bribery or corruption. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Levels of activity and support processes for the employee and fraud help lines are monitored with activity reports presented to the RAC and the Board. Further information on the Business Conduct Helpline and fraud hotline can be found in the Code of Business Conduct.

Political donations

We maintain a position of impartiality with respect to party politics and do not contribute funds to any political party, politician or candidate for public office. We do, however, contribute to the public debate of policy issues that may affect our business in the countries in which we operate.

5.9 Market disclosure

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

Disclosure Officers have been appointed in each of the Group’s CSGs and Group Functions. These officers are responsible for identifying and providing the Disclosure Committee with material information about the activities of the CSG or functional areas using disclosure guidelines developed by the Committee.

To safeguard the effective dissemination of information we have developed a Market Disclosure and Communications Policy, which outlines how we identify and distribute information to shareholders and market participants. A copy of the Market Disclosure and Communications Policy is available at www.bhpbilliton.com/aboutus/governance.

Copies of announcements to the stock exchanges on which we are listed, investor briefings, half-yearly financial statements, the Annual Report and other relevant information are posted to the Group’s website at www.bhpbilliton.com. Any person wishing to receive advice by email of news releases can subscribe at www.bhpbilliton.com.

5.10 Conformance with corporate governance standards

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

The Listing Rules of the ASX require Australian-listed companies to report on the extent to which they meet the Principles and Recommendations published by the ASX Corporate Governance Council as part of its Principles of Good Corporate Governance (ASX Principles and Recommendations) and explain the reasons for any non-compliance.

Both the Combined Code and the ASX Principles and Recommendations require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. We have complied with the provisions set out in Section 1 of the Combined Code and with the ASX Principles and Recommendations throughout the financial period and have continued to comply up to the date of this Annual Report.

A checklist summarising our compliance with the UK Combined Code and the ASX Principles and Recommendations has been posted to the website at www.bhpbilliton.com/aboutus/governance.

BHP Billiton Limited and BHP Billiton Plc are registrants with the Securities and Exchange Commission in the US. Both companies are classified as foreign private issuers and both have American Depositary Receipts listed on the New York Stock Exchange (NYSE).

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

5.11 Controls and procedures

Controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2008. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP Billiton in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP Billiton’s management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our management, including the CEO and CFO, have concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

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

Management’s assessment of our internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Act of 1934). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Controls – Integrated Framework, issued by the Sponsoring Organisation of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Company maintained effective internal control over financial reporting as at 30 June 2008.

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

Our independent registered public accounting firms, KPMG and KPMG Audit Plc, have issued an audit report on the effectiveness of our internal control over financial reporting which is contained on page F-2 of this Annual Report.

There have been no changes in our internal control over financial reporting during the year ended 30 June 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal Accountant fees and services

Fees billed

Refer to note 33 ‘Auditor’s Remuneration’ in the financial statements for a description of the fees paid to, and the services provided by, our independent accountants.

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

An exception can be made to the above policy where such an exception is in our interests and appropriate arrangements are put in place to ensure the integrity and independence of the external auditor. Any such exception requires the specific prior approval of our Risk and Audit Committee and must be reported to our Board. No exceptions were approved during the year ended 30 June 2008.

In addition, our Risk and Audit Committee approved no services during the year ended 30 June 2008 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

6.0 REMUNERATION REPORT

6.1 The Remuneration Committee

The Committee is committed to the principles of accountability and transparency, and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. Operating under delegated authority from the Board, its activities are governed by Terms of Reference (adopted by the Board in June 2006), which are available on our website. The Committee focuses on:

•	Remuneration policy and its specific application to the CEO and other executives reporting to the CEO (Group Management Committee - GMC) as well as the general application to all our employees

•	The determination of levels of reward to the CEO and other members of the GMC

•	Providing guidance to the Chairman on evaluating the performance of the CEO

•	Effective communication with shareholders on the remuneration policy and the Committee’s work on behalf of the Board.

The members of the Committee during FY2008 were Dr John Buchanan (Chairman), Mr Carlos Cordeiro, Dr David Jenkins and the Hon E Gail de Planque. The Committee met five times in FY2008, and attendance at those meetings is set out in section 5 Corporate Governance Statement. At the invitation of the Committee, Mr Don Argus (the Group Chairman), Mr Marius Kloppers (the CEO as of 1 October 2007), Mr Charles Goodyear (the CEO pre October 2007) and Ms Karen Wood (Group Executive and Chief People Officer) attended meetings except where matters associated with their own remuneration were considered. Mr Derek Steptoe (Vice President Group Reward and Recognition) and Ms Jane McAloon (Group Company Secretary) also attended meetings by invitation. A report from the Committee and details of Board and Committee performance appear in section 5 Corporate Governance Statement.

The Committee has access to advice and views from those invited to attend meetings, as mentioned above, and can draw on services from a range of external sources, including remuneration consultants. A list of all consultants, together with the type of services supplied and whether services are provided elsewhere in the Group, is available on our website. Kepler Associates LLP, independent advisers to the Committee, supplies specialist remuneration advice. They do not provide any other services to the Group.

6.2 Reporting requirements

The senior management team of the Group during FY2008 was the Group Management Committee (GMC). The names and titles of the members of the GMC are set out in section 6.4 of this Report.

Australian Accounting Standards and International Financial Reporting Standards require BHP Billiton to make certain disclosures for ‘key management personnel’ (KMP). KMP is defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.

For the purposes of this Report, it has been determined that the KMP are the Directors and the members of the GMC who served during FY2008. In addition, the Australian Corporations Act 2001 requires BHP Billiton to make certain disclosures in respect of the five highest-paid executives below Board level. In FY2008, the five highest-paid executives below Board level were all members of the GMC and are, therefore, already included as KMP.

6.3 Remuneration policy and structure

The Committee recognises that we operate in a global environment and that our performance depends on the quality of our people. It keeps the remuneration policy under regular review to ensure it is appropriate for the needs of the Group.

6.3.1 Key principles of our remuneration policy

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

The Committee is confident that these principles, which were applied in the year under review and are expected to be applied in FY2009 and beyond, continue to meet the Group’s objectives.

The remuneration paid and payable to members of the GMC (including executive Directors) in respect of FY2008 is disclosed in this Report. It comprises fixed and at risk components. The manner in which these components are determined is outlined in this section. Tables showing the actual remuneration paid and payable, prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001, and relevant accounting standards, are set out in section 6.5.5 for the GMC and section 6.6.2 for non-executive Directors. A summary of remuneration paid to Mr Kloppers, as CEO and executive Director, appears in section 6.5.1 of this Report.

6.3.2 Service contracts

It is our policy that service contracts have no fixed term, but are capable of termination on 12 months’ notice and that we retain the right to terminate the contract immediately by making a payment equal to 12 months’ base salary and retirement benefit contribution in lieu of notice. All members of the GMC have service contracts (see section 6.4.4 of this Report for full details). These contracts typically outline the components of remuneration paid, but do not prescribe how remuneration levels are to be modified from year-to-year.

6.3.3 Fixed remuneration

Fixed remuneration is made up of base salary, retirement and other benefits. It represents approximately 28 per cent of the individual’s remuneration package (based on target performance and using Expected Values for share awards).

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

Retirement benefits for new entrants are delivered under defined contribution plans. All defined benefit plans are now closed to new entrants. Employees who participate in these legacy defined benefit plans can continue to accrue benefits in such plans for both past and future service unless they have opted to transfer to a defined contribution plan.

Other benefits include health insurance, relocation costs, life assurance and tax advisory services as applicable. All such benefits are non-pensionable.

6.3.4 At risk remuneration

At risk remuneration is geared to Group performance and is made up of short-term and long-term incentives. It represents approximately 72 per cent of the individual’s remuneration package (based on target performance and using Expected Values for share awards).

Short-term incentives are delivered annually under the Group Incentive Scheme (GIS). Awards under the GIS are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options (to encourage employee retention and share ownership). These Deferred Shares and/or Options are subject to a two-year vesting period before they can be exercised. If, during that period, an individual resigns without the Committee’s consent, or is dismissed for cause, their entitlement is forfeited. Members of the GMC have a target cash award of 70 per cent of base salary and a maximum award of 105 per cent.

The Board has proposed a series of changes to the Group Incentive Scheme, subject to the approval of shareholders at the 2008 Annual General Meetings. In summary, it is proposed that the target cash award for the CEO and members of the GMC be increased to 80 per cent of base salary and the maximum award be increased to 160 per cent of base salary. Further details of the proposed changes are set out in the Notices convening the 2008 Annual General Meetings.

The GIS incentivises the executives to achieve annual goals linked to the business strategy, budget and personal objectives. Measures are set to reflect the critical KPIs of the Group in a combination of financial and non-financial areas. The key Group measures for the GMC in FY2008 were Health and Safety, Shareholder Value Added and Net Present Value Added. In addition, each member of the GMC had personal KPIs based on their key area of responsibility. Eighty per cent of the GMC measures were Group-based and 20 per cent were personal.

The Committee believes that the KPIs set, and the relative weightings given to the different categories of KPI effectively incentivise short-term performance. At the end of each year, the performance level achieved against each KPI is measured and awards are calculated and paid according to the level of performance.

For FY2009, the GMC scorecard will continue to be based on health and safety, financial and personal performance.

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

The Performance Hurdle applicable to the awards granted in December 2007, and to those to be granted in December 2008, requires BHP Billiton’s TSR over a five-year performance period to be greater than the weighted average TSR of the Index. To the extent that the Performance Hurdle is not achieved, awards are forfeited. There is no retesting.

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

In the event that the Committee does not believe that BHP Billiton’s achievement of the TSR hurdle properly reflects the financial performance of the Group, it retains the discretion to lapse the Performance Shares. It is anticipated that such discretion would only be used in exceptional circumstances.

The maximum award that may be made to a participant in any one financial year is limited by the rules of the LTIP to an award with an Expected Value of twice their annual base salary. Expected Value has been used because it enables the Committee to set total target remuneration levels for the CEO and his direct reports, taking into account the degree of difficulty of the LTIP Performance Hurdle and the consequent probability of awards vesting, together with ensuring that awards are externally competitive. The Expected Value can be defined as the average outcome weighted by probability, and takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors including volatility and forfeiture risk.

Participants in the GIS and the LTIP are eligible to receive a payment equal to the dividend amount that would have been earned on the underlying shares represented by the Deferred Shares, Options and Performance Shares awarded to those participants (the Dividend Equivalent Payment). The Dividend Equivalent Payment is made to the participants once the underlying shares are issued or transferred to them. No Dividend Equivalent Payment is made in respect of Deferred Shares, Options and Performance Shares that lapse.

During FY2009, the Group will introduce a new incentive plan for employees below the GMC. The Plan will provide short-term and long-term incentives that attract, retain and motivate our senior managers. The Plan will be performance focused and make awards so as to maintain our market competitive position.

6.3.5 Share ownership guidelines

Participation in the GIS and the LTIP is approved by the Committee, and participants may be required to hold a minimum number of BHP Billiton shares (Minimum Shareholding Requirement-MSR), the level of which is determined by the Committee throughout their period of participation in the schemes. The current MSR for the CEO is 300 per cent of one year’s base salary on an after-tax basis and for other members of the GMC is 200 per cent of one year’s base salary on an after-tax basis, each calculated using the year-end BHP Billiton share price.

Members of the GMC are subject to a policy governing the use of hedge arrangements over BHP Billiton shares. This prohibits them from entering into hedge arrangements in relation to unvested shares and options and shares forming part of their MSR. Any permitted hedge arrangements require advance clearance under our Securities Dealing Code from specified officers and must be disclosed in this Report. None of these individuals currently has any hedge arrangement in place. In addition, the executives are prohibited from entering into any form of margin loan arrangements.

6.4 Group Management Committee remuneration details

This section contains information on the members of the GMC, including the executive Directors who served during FY2008.

The executive Directors who served during the year were Mr Marius Kloppers (CEO as of 1 October 2007 and previously Group President, Non-Ferrous Materials) and Mr Charles Goodyear (CEO pre October 2007). Mr Goodyear stood down as a Director and a member of the GMC on 30 September 2007 and retired from the Group on 1 January 2008.

In addition to the executive Directors, the other executives who served as members of the GMC during the year were Mr Alberto Calderon (Group Executive and Chief Commercial Officer), Mr Marcus Randolph (Group Executive and Chief Executive Ferrous and Coal), Mr Alex Vanselow (Group Executive and Chief Financial Officer), Ms Karen Wood (Group Executive and Chief People Officer) and Mr J Michael Yeager (Group Executive and Chief Executive Petroleum).

6.4.1 Summary of remuneration arrangements

Total remuneration for members of the GMC is divided into two components: fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles that contribute to our overall profitability and performance.

6.4.2 Short-term incentives (at risk)

The 2008 short-term incentive outcomes were influenced by strong Shareholder Value Added performance, moderate Net Present Value Added performance impacted by increasing cost pressures and disappointing Health and Safety performance marked by an unacceptable number of fatalities. The poor Health and Safety performance for the year was taken into account in assessing incentive outcomes for the CEO and other members of the GMC. The personal performance of the CEO and other members of the GMC was strong. Details of the performance of each member of the GMC are set out in the table below. (1):

	Actual GIS cash award (% of base salary)(2)
	Year ended 30 June 2008	Year ended 30 June 2007
Executive Directors
Charles Goodyear(3)	52.5	85.0
Marius Kloppers	97.6	93.0
Other members of the GMC
Alberto Calderon(4)	88.9	N/A
Marcus Randolph	105.0	93.0
Alex Vanselow	92.0	101.0
Karen Wood	92.0	102.0
J Michael Yeager	102.0	105.0

Notes

(1)	Cash awards are paid in September following the release of our annual results. They are matched with a grant of Deferred Shares and/or Options made after the Annual General Meetings. Charles Goodyear’s bonus was paid after he retired from the Group. He is not eligible to receive a grant of Deferred Shares.
(2)	The maximum award is 105 per cent.
(3)	Charles Goodyear’s annual cash award has been pro-rated to reflect his period of service from 1 July 2007 to his retirement date, 1 January 2008. The percentage shown is based on an annualised salary.
(4)	Alberto Calderon joined the GMC in July 2007.

6.4.3 Long-term incentives (at risk)

All shares under award form part of an individual’s at risk remuneration. The extent to which the Performance Shares will vest is dependent on the extent to which the Performance Hurdle is met and continued employment. A summary of interests in incentive schemes held by members of the GMC, including details of awards granted in FY2008, is shown in section 6.5.2 of this Report.

6.4.4 Service contracts and termination provisions

The service contracts for the CEO and his direct reports have no fixed term. They typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year-to-year. The contracts are all capable of termination on 12 months’ notice. In addition, we retain the right to terminate a contract immediately by making a payment equal to 12 months’ base salary plus retirement benefits for that period.

Name	Date of contract	Notice period – Employing company	Notice period – Employee
Executive Directors
Charles Goodyear	21 August 2003	12 months	3 months
Marius Kloppers	12 February 2008	12 months	6 months
Other members of the GMC
Alberto Calderon	16 January 2008	12 months	6 months
Marcus Randolph	13 December 2005	12 months	6 months
Alex Vanselow	14 June 2006	12 months	6 months
Karen Wood	21 February 2006	12 months	6 months
J Michael Yeager	21 March 2006	12 months	6 months

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

•

Participants would have a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the commencement of the relevant performance period to the date of departure and would only vest and become exercisable to the extent that the Performance Hurdles are met.

The Committee regards it as an important principle that where a participant resigns without the Committee’s consent, or their employment is terminated for cause, they forfeit the entitlement to their unvested Deferred Shares, Options and Performance Shares.

The rules of the GIS outline the circumstances in which participants would be entitled to a cash award for the performance year in which they cease employment. Such circumstances depend on the reason for leaving. The only circumstances in which the Committee has considered using its discretion to allow members of the GMC to receive a cash award in event of departure is for those individuals who have retired or are retiring.

On retirement, the CEO and his direct reports will receive any entitlements accrued under the rules of their respective retirement plans and as defined under their contractual arrangements.

6.4.5 Retirement benefits

With the exception of Alex Vanselow, who receives a defined benefit entitlement, all members of the GMC receive a defined contribution entitlement. To deliver the entitlement, the individual is given a choice of funding vehicles: a defined contribution plan, an unfunded Retirement Savings Plan, an International Retirement Plan, or a cash payment in lieu.

Executive Directors

Prior to his appointment as CEO, Marius Kloppers had the choice of a (1) ‘defined benefit’, (2) ‘defined contribution’ underpinned by a defined benefit promise, or (3) ‘cash in lieu’ pension entitlement for each year since 1 July 2001. He elected to take cash in lieu for each year except for FY2004 when he elected to take a defined contribution entitlement with a defined benefit underpin. Mr Kloppers retains the option to convert the entitlement accrued in the defined contribution fund to a defined benefit entitlement. However, since the value of his defined contribution entitlement (US$531,431) exceeds the transfer value of the defined benefit underpin that he would be entitled to should he revert to the defined benefit promise (US$530,865) (both measured at 30 June 2008), the entitlement is being treated on a defined contribution basis. Upon his succession as CEO on 1 October 2007, Mr Kloppers relinquished all future defined benefit entitlements. His defined contribution entitlement is fixed at an annual rate of 40 per cent of base salary.

Prior to his retirement, on 1 January 2008, Charles Goodyear’s remuneration included a payment in lieu of a contribution by the Group to a pension fund fixed at an annual rate of 48 per cent of base salary. Mr Goodyear elected to defer receipt of this amount into an unfunded Retirement Savings Plan established for this purpose. The Plan allowed him to accumulate the annual payments and to defer receipt until after he retired from the Group. On retirement, he was entitled to receive the accumulated value of funds under the Retirement Savings Plan.

6.5 Group Management Committee remuneration and share awards

6.5.1 Summary of remuneration for Marius Kloppers

The following table sets out the fixed and at risk remuneration for Marius Kloppers for the year ended 30 June 2008. A remuneration table prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001, and relevant accounting standards, is provided in section 6.5.5 of this Report.

US dollars	Base salary	Retirement benefits	Other benefits	Total fixed remuneration	Annual cash award	Expected Value Performance Shares	Expected Value Deferred Shares	Total at risk remuneration
2008	1,677,070	671,215	74,288	2,422,573	1,805,878	3,779,409	970,563	6,555,850 (1)

Notes

(1)	Consists of annual cash award to be paid in respect of FY2008 and the Expected Values of the Performance Shares and Deferred Shares granted in December 2007.

6.5.2 Share awards

The following tables set out the interests held by members of the GMC in BHP Billiton’s incentive schemes, and include ordinary shares under award and ordinary shares under option.

With the exception of Alberto Calderon, whose awards were over BHP Billiton Plc ordinary shares, members of the GMC were granted awards in FY2008 over BHP Billiton Limited ordinary shares. No member of the GMC was awarded Options under the GIS in FY2008. All vested GIS Deferred Shares, GIS Performance Shares, PSP Performance Rights, GIS Options and ESP Options are exercisable (subject to limitations imposed by the Group’s Securities Dealing Code).

No further awards of GIS Performance Shares, ESP Options and PSP Performance Rights will be granted.

Awards of Performance Shares under the LTIP (including the number of shares awarded in FY2008)

In accordance with the rules of the LTIP, no Performance Shares vest, or can be exercised, prior to the end of the performance period unless a participant ceases employment due to death, serious injury, disability or illness, which renders the participant incapable of continuing employment. The first vesting date will be in August 2009.

The index of peer group companies for the LTIP since its implementation in 2004, comprises, or has comprised, the following companies: Alcan, Alcoa, Alumina, Anglo American, Apache, BG Group, BP, Cameco, Vale, ConocoPhillips, Devon Energy, Exxon Mobil, Falconbridge, Freeport McMoRan, Impala, Inco, Marathon Oil, Newmont Mining, Norilsk, Peabody Energy, Phelps Dodge, Rio Tinto, Shell, Southern Copper, Teck Cominco, Total, Unocal, Woodside Petroleum and Xstrata. A description of the Performance Hurdle applying to the LTIP Performance Shares is set out in section 6.3.4 of this Report.

Name	Date of grant	At 1 July 2007	Granted	Vested	Lapsed(1)	At date of resignation as a Director	At 30 June 2008	Date award vests and becomes exercisable(2)
Executive Directors
Charles Goodyear	7 Dec 2006	592,558	-	-	414,791	592,558 (3)	177,767	Aug 2011
	5 Dec 2005	600,000	-	-	300,000	600,000 (3)	300,000	Aug 2010
	3 Dec 2004	500,000	-	-	150,000	500,000 (3)	350,000	Aug 2009
Total		1,692,558	-	-	864,791	1,692,558 (3)	827,767
Marius Kloppers	14 Dec 2007(4)	-	333,327	-	-	n/a	333,327	Aug 2012
	7 Dec 2006	225,000	-	-	-		225,000	Aug 2011
	5 Dec 2005	225,000	-	-	-		225,000	Aug 2010
	3 Dec 2004	225,000	-	-	-		225,000	Aug 2009
Total		675,000	333,327				1,008,327
Other members of the GMC
Alberto Calderon	14 Dec 2007(4)	-	211,993	-	-	n/a	211,993	Aug 2012
	7 Dec 2006	80,000	-	-	-		80,000	Aug 2011
	5 Dec 2005	40,000	-	-	-		40,000	Aug 2010
Total		120,000	211,993				331,993
Marcus Randolph	14 Dec 2007(4)	-	197,676	-	-	n/a	197,676	Aug 2012
	7 Dec 2006	175,000	-	-	-		175,000	Aug 2011
	5 Dec 2005	110,000	-	-	-		110,000	Aug 2010
	3 Dec 2004	110,000	-	-	-		110,000	Aug 2009
Total		395,000	197,676	-	-		592,676
Alex Vanselow	14 Dec 2007(4)	-	197,676	-	-	n/a	197,676	Aug 2012
	7 Dec 2006	225,000	-	-	-		225,000	Aug 2011
	5 Dec 2005	110,000	-	-	-		110,000	Aug 2010
	3 Dec 2004	110,000	-	-	-		110,000	Aug 2009
Total		445,000	197,676	-	-		642,676
Karen Wood	14 Dec 2007(4)	-	154,187	-	-	n/a	154,187	Aug 2012
	7 Dec 2006	175,000	-	-	-		175,000	Aug 2011
	5 Dec 2005	80,000	-	-	-		80,000	Aug 2010
	3 Dec 2004	80,000	-	-	-		80,000	Aug 2009
Total		335,000	154,187	-	-		489,187
J Michael Yeager	14 Dec 2007(4)	-	187,702	-	-	n/a	187,702	Aug 2012
	7 Dec 2006	225,000	-	-	-		225,000	Aug 2011
	26 Apr 2006	325,000	-	-	-		325,000	Aug 2010
Total		550,000	187,702				737,702

Notes

(1)	In accordance with the LTIP rules, a proportion of the original share award lapsed when Charles Goodyear retired from the Group. Awards have been pro-rated to reflect the period of service from the start of each performance period to the date of retirement.
(2)	The performance period for each award ends on 30 June in the year the award vests and becomes exercisable. The expiry date of awards is the day prior to the fifth anniversary of the date the award vests and becomes exercisable.
(3)	Charles Goodyear resigned as a Director on 30 September 2007.
(4)	The market prices on date of grant were A$42.05 and £15.45. The fair values, estimated using a Monte Carlo simulation, were A$15.56 and £5.71.

Awards of Deferred Shares under the GIS (including the number of shares awarded in FY2008)

Name	Date of grant	At 1 July 2007	Granted	Vested	Lapsed	Exercised	At date of resignation as a Director	At 30 June 2008	Date award vests and becomes exercisable(1)	Market price on date of exercise	Aggregate gain of shares exercised
Executive Directors
Charles	14 Dec 2007(4)	-	39,658	39,658	-	39,658	-(2)	-	1 Jan 2008(3)	A$40.30	A$1,598,217
Goodyear	7 Dec 2006	56,691	-	56,691	-	56,691	56,691(2)	-	1 Jan 2008(3)	A$40.30	A$2,284,647
	5 Dec 2005	76,569	-	76,569	-	76,569	76,569(2)	-	22 Aug 2007(3)	A$39.50	A$3,024,476
Total		133,260	39,658	172,918	-	172,918	133,260(2)	-
Marius	14 Dec 2007(4)		27,582	-	-		n/a	27,582	Aug 2009	-	-
Kloppers	7 Dec 2006	37,300	-	-	-			37,300	Aug 2008(5)	-	-
	5 Dec 2005	52,771	-	52,771	-			52,771	22 Aug 2007(6)	-	-
Total		90,071	27,582	52,771	-			117,653
Other members of the GMC
Alberto	14 Dec 2007(4)	-	17,207	-	-	-	n/a	17,207	Aug 2009	-	-
Calderon	7 Dec 2006	11,926	-	-	-	-		11,926	Aug 2008(5)	-	-
Total		11,926	17,207	-	-	-		29,133
Marcus	14 Dec 2007(4)	-	23,648	-	-	-	n/a	23,648	Aug 2009	-	-
Randolph	7 Dec 2006	29,455	-	-	-	-		29,455	Aug 2008(5)	-	-
	5 Dec 2005	32,199		32,199	-	-		32,199	22 Aug 2007(6)	-	-
Total		61,654	23,648	32,199	-	-		85,302
Alex	14 Dec 2007(4)	-	24,847	-	-	-	n/a	24,847	Aug 2009	-	-
Vanselow	7 Dec 2006	23,030	-	-	-	-		23,030	Aug 2008(5)	-	-
	5 Dec 2005	25,633	-	25,633	-	-		25,633	22 Aug 2007(6)	-	-
Total		48,663	24,847	25,633	-	-		73,510
Karen	14 Dec 2007(4)	-	19,643	-	-	-	n/a	19,643	Aug 2009	-	-
Wood	7 Dec 2006	18,267	-	-	-	-		18,267	Aug 2008(5)	-	-
	5 Dec 2005	20,462	-	20,462	-	-		20,462	22 Aug 2007(6)	-	-
	3 Dec 2004	26,631	-	-	-	-		26,631	Vested prior to	-	-
Total		65,360	19,643	20,462	-	-		85,003	1 July 2007
J Michael	14 Dec 2007(4)		26,460	-	-	-	n/a	26,460	Aug 2009	-	-
Yeager	7 Dec 2006	6,614	-	-	-	-		6,614	Aug 2008(5)	-	-
Total		6,614	26,460	-	-	-		33,074

Notes

(1)	The expiry date of awards is the day prior to the third anniversary of the date the award vests and becomes exercisable.
(2)	Charles Goodyear resigned as a Director on 30 September 2007.
(3)	As per the rules of the GIS, the awards of Deferred Shares vested when Mr Goodyear retired. The market price on the date the shares vested was A$40.30. The market price on date of grant was A$26.40 (2006 awards) and A$42.05 (2007 awards).
(4)	The market prices on date of grant were A$42.05 and £15.45. The fair values, estimated using a Net Present Value model, were A$35.56 and £13.41.
(5)	In accordance with the GIS rules, these awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June 2008.
(6)	The holding period for awards ended on 30 June 2007. 100 per cent of the awards vested and became exercisable. The market prices on date of vesting were A$35.40 and £13.65. The market prices on date of grant were A$22.03 and £8.90.

Awards of Performance Shares under the GIS

Name	Date of grant	At 1 July 2007	Granted	Vested	Lapsed	Exercised	At 30 June 2008	Date award vests and becomes exercisable (1)	Market price on date of exercise	Aggregate gain of shares exercised
Karen Wood	21 Nov 2003	16,547	-	-	-	-	16,547	Vested prior to 1 July 2007	-	-

Notes

(1)	The expiry date of awards is the day prior to the third anniversary of the date the award vested and became exercisable.

Awards of Options under the GIS and the Employee Share Plan

Name	Date of grant	Exercise Price payable (A$)	At 1 July 2007	Granted	Vested	Lapsed	Exercised	At date of resignation as a Director	At 30 June 2008	Date award vests and becomes exercisable	Expiry date	Market price on date of exercise	Aggregate gain of shares exercised
Charles Goodyear	3 Dec 2004	15.39	180,613	-	-	-	180,613	180,613(2)	-	23 Aug 2006	22 Aug 2009	A$39.20	A$4,300,396
	21 Nov 2003	11.11	320,725	-	-	-	320,725	320,725(2)	-	24 Aug 2005	23 Aug 2008	A$36.50	A$8,143,208
	3 Apr 2000	7.60(1)	722,785	-	-	-	722,785	722,785(2)	-	3 Apr 2003	1 Jan 2010	A$34.82	A$19,675,874(3)
	23 Apr 1999	6.92(1)	351,065	-	-	-	351,065	351,065(2)	-	23 Apr 2002	22 Apr 2009	A$38.55	A$11,104,256(4)

Notes

(1)	Represents exercise price adjusted for issues of bonus shares in respect of the DLC merger and for exercise price reduction as a result of the demergers of OneSteel Limited and BHP Steel Limited.
(2)	Charles Goodyear resigned as a Director on 30 September 2007.
(3)	Mr Goodyear exercised 350,000 Options at the original exercise price of A$15.69. A further 372,785 bonus shares were also exercised with no exercise price to pay.
(4)	Mr Goodyear exercised 170,000 Options at the original exercise price of A$14.29. A further 181,065 bonus shares were also exercised with no exercise price to pay.

Awards of Performance Rights under the Performance Share Plan

Name	Date of grant	At 1 July 2007	Granted	Vested	Lapsed	Exercised	At date of resignation as a Director	At 30 June 2008	Date award vests and becomes exercisable	Market price on date of exercise	Aggregate gain of shares exercised
Charles Goodyear	8 Nov 2001	15,716	-	-	-	15,716	15,716(1)	-	Vested prior to 1 July 2007	A$39.50	A$620,782
Karen Wood	8 Nov 2001 (2)	25,846	-	-	-	-	-	25,846	Vested prior to 1 July 2007	-	-

Notes

(1)	Charles Goodyear resigned as a Director on 30 September 2007.
(2)	The unexercised Performance Rights expire on 30 September 2011.

6.5.3 Shareplus

Shareplus, an all-employee share purchase plan, was launched in April 2007. Employees may contribute money to acquire shares (Acquired Shares) in any Plan year. The maximum annual contribution for Shareplus 2007 and Shareplus 2008 was and is US$5,000. On the third anniversary of a Plan year, subject to the employee still being in employment, the Company will match the number of Acquired Shares held by the employee at that time and award Matched Shares on a 1:1 basis. The employees have no beneficial entitlement to the Matched Shares until they are awarded. Acquired Shares are purchased on a quarterly basis. Employees can sell their Acquired Shares at any time. All executive Directors and members of the GMC are eligible to participate in Shareplus; non-executive Directors are not. The Acquired Shares that have been purchased on behalf of the executive Directors and members of the GMC are shown in their holdings of ordinary shares in section 7 Directors’ Report.

6.5.4 Estimated value range of awards

The maximum possible value of awards yet to vest to be disclosed under the Australian Corporations Act 2001 is not determinable as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at a date that any award is exercised. An estimate of a maximum possible value of awards for members of the GMC can be made using the highest share price during FY2008, which was A$49.55 and £21.96, multiplied by the number of awards for each scheme.

6.5.5 Remuneration for GMC members

The table that appears in this section has been prepared in accordance with the requirements of the UK Companies Act 1985, and the Australian Corporations Act 2001 and relevant accounting standards.

		Short-term employee benefits							Post- employment benefits	Share-based payments
US dollars		Base salary (1)	Annual cash award	Non- monetary benefits		Other benefits		Subtotal: UK requirements	Retirement benefits	Dividend Equivalent Payment value	Value of Deferred Shares	Long - term incentive awards	Total: Australian requirements
Executive Directors
Charles Goodyear(2)	2008	888,750	933,188	1,324,751	(3)	554,534	(3)	3,701,223	426,600	249,440	824,373	947,906	6,149,542
	2007	1,777,500	1,517,985	100,762		-		3,396,247	853,200	234,053	1,486,559	1,849,039	7,819,098
Marius Kloppers	2008	1,677,070	1,805,878	74,288		-		3,557,236	671,215	264,170	985,135	1,395,886	6,873,642
	2007	1,008,036	1,025,000	34,575		-		2,067,611	416,364	126,390	732,037	659,945	4,002,347
Other GMC members
Alberto Calderon	2008	987,023	903,783	12,773		201,929		2,105,508	345,458	83,762	473,899	548,664	3,557,291
	2007	n/a	n/a	n/a		n/a		n/a	n/a	n/a	n/a	n/a	n/a
Marcus Randolph	2008	1,099,370	1,176,656	44,433		-		2,320,459	373,786	159,955	738,475	876,212	4,468,887
	2007	864,282	875,000	44,783		-		1,784,065	293,856	77,123	563,980	439,770	3,158,794
Alex Vanselow	2008	1,094,477	1,031,143	69,299		175,000		2,369,919	415,901	159,075	676,035	940,512	4,561,442
	2007	838,730	925,000	61,759		175,000		2,000,489	318,717	87,989	518,186	504,070	3,429,451
Karen Wood	2008	854,514	804,292	-		-		1,658,806	293,953	137,232	531,417	721,634	3,343,042
	2007	658,500	730,000	-		-		1,388,500	226,524	69,443	404,881	381,210	2,470,558
J Michael Yeager	2008	1,028,907	1,062,135	19,670		-		2,110,712	368,349	139,916	618,480	955,971	4,193,428
	2007	964,600	1,012,000	22,260		2,000,000		3,998,860	345,327	66,674	324,551	541,550	5,276,962
Former GMC members(4)
	2008	n/a	n/a	n/a		n/a		n/a	n/a	n/a	n/a	n/a	n/a
	2007	2,780,030	3,915,000	2,617		1,272,425		7,970,072	819,239	178,117	1,692,309	1,907,607	12,567,344

Notes

(1)	Base salaries are generally reviewed on 1 September each year. Amounts shown reflect salary increases paid over the 12-month period ending 30 June 2008. Base salary for Charles Goodyear reflects the period 1 July 2007 to his retirement date, 1 January 2008.
(2)	For Mr Goodyear, remuneration shown in this table is the total for FY2008. His total remuneration for the proportion of the year before he stood down as a Director and a member of the GMC was US$946,337 for UK requirements (which is comprised of base salary: US$444,375; annual cash award: US$466,594; and non-monetary benefits: US$35,368) and US$2,170,497 for Australian requirements (which comprises the items included for UK requirements plus post-employment benefits: US$213,300, dividend equivalent payment value: US$124,720; value of Deferred Shares: US$412,187 and long-term incentive awards: US$473,953).
(3)	Non-monetary and other benefits for Mr Goodyear include a payment in respect of accrued leave and settlement of UK tax liabilities.
(4)	John Fast, Robert Kirkby, Chris Lynch and Miklos Salamon were members of the GMC in FY2007, but not in FY2008.

Explanation of terms

(a)	Dividend Equivalent Payment value: Participants who are awarded shares under the GIS and the LTIP are entitled to a payment in lieu of dividends. The Dividend Equivalent Payment is equal to the amount that would have been earned over the holding or performance period based on the number of awards that vest, and will be made to the participant on exercise. The value is included in remuneration over the period prior to exercising of the underlying awards and is defined as a cash-settled share-based payment.
(b)	Other benefits (including non-monetary benefits): Includes medical insurance, professional fees paid in respect of tax compliance and consulting, payout of unused leave entitlements, life assurance-related benefits, relocation allowance and expenses where applicable.
(c)	Retirement benefits: Charles Goodyear was entitled to receive retirement benefits equal to 48 per cent of his base salary. He elected to defer receipt and participate in the Group’s Retirement Savings Plan. From 1 October 2007, Marius Kloppers was entitled to receive retirement benefits equal to 40 per cent of his base salary. He elected to defer receipt of the majority of the benefit and participate in the Group’s Retirement Savings Plan.
(d)

Value of Deferred Shares: The amounts shown represent the estimated fair value of Deferred Shares earned in the year. The fair value of the Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period. Deferred Shares are equity-settled share-based payments. The actual Deferred Shares will be awarded to participants following the Annual General Meetings in 2008. Participants in the GIS can elect to receive Options instead of Deferred Shares or a combination of both. In December 2007, all KMP who were eligible to participate received Deferred Shares. Once awarded (subsequent to meeting KPIs and approval at the Annual General Meetings), the only vesting condition is for participants to remain in employment for two further years. Accordingly, the number of shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated fair value of the Deferred Shares forms part of the at risk remuneration appearing throughout this Report. The fair value of Deferred Shares is apportioned to annual remuneration based on the expected future service period, which is normally three years. The vesting of Deferred Shares may be accelerated in the event of leaving or retirement from the Group, in which case the expected future service period is amended.

(e)	Long-term incentive awards: Long-term incentive awards are defined as equity-settled share-based payments in the form of shares. The amount in respect of long-term incentive awards represents the estimated fair value of Performance Shares granted under the LTIP. The estimated fair value has been independently determined using a Monte Carlo simulation methodology taking account of Performance Hurdles, the exercise price, the term of the award, the share price at grant date and expected price volatility of the underlying share, and the risk-free interest rate for the term of the award. Details of outstanding awards and awards vesting in the year are set out in the tables in section 6.5.2 of this Report. The estimated fair value of the award made in any year is allocated in equal amounts to each of the years during the vesting period. The fair value of Performance Shares is apportioned to annual remuneration based on the expected future service period, which is normally five years. Where entitlements to Performance Shares are preserved on leaving or retirement from the Group, the expected future service period is amended.

6.6 Non-executive Directors

The aggregate sum available to remunerate non-executive Directors is currently US$3 million. Shareholders will be asked at the 2008 Annual General Meetings to approve an increase in this sum to US$3.8 million, reflecting the recent appointment of additional non-executive Directors and increases in the level of fees since the aggregate sum was last fixed by shareholders.

The Board is conscious that just as it must set remuneration levels to attract and retain talented executives, so it must ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to contribute effectively to a high-performing Board. Fees for the Chairman and the non-executive Directors were reviewed in July/August 2008, with the assistance of external advisers, in accordance with the policy of conducting annual reviews. The table below sets out the fees before and after the 2008 review.

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

Non-executive Directors are not eligible to participate in any of our incentive arrangements. A standard letter of appointment has been developed for non-executive Directors and is available on our website. Each non-executive Director is appointed subject to periodic re-election by shareholders (see section 5 Corporate Governance Statement for an explanation of the process). There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship. Mr Alan Boeckmann and Mr Keith Rumble were appointed as non-executive Directors with effect from 1 September 2008. Dates of appointment of all Directors appear in section 4 Board of Directors and Group Management Committee.

Levels of fees and travel allowances for non-executive Directors

	At 1 July 2008	At 1 July 2007
US dollars
Base fee	140,000	121,000
Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	30,000	25,000
Committee Chair:
Risk and Audit	50,000	45,000
Remuneration	35,000	30,000
Sustainability	35,000	30,000
Nomination	No additional fees	No additional fees
Committee membership:
Risk and Audit	25,000	25,000
Remuneration	20,000	20,000
Sustainability	20,000	20,000
Nomination	No additional fees	No additional fees
Travel allowance:
Greater than 3 but less than 12 hours	7,000	5,000
Greater than 12 hours	15,000	10,000
Chairman’s remuneration	1,000,000	825,000

6.6.1 Retirement benefits

The following table sets out the accrued retirement benefits under the now-closed Retirement Plan of BHP Billiton Limited. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US dollars
Name	Completed service at 30 June 2008 (years)	Increase in lump sum entitlement during the year (1)	Lump sum entitlement at (2)
			30 June 2008	30 June 2007
Don Argus	11	303,555	1,744,560	1,441,005
David Crawford	14	78,781	452,764	373,983
David Jenkins	8	54,666	314,173	259,507
John Schubert	8	39,366	226,238	186,872

Notes

(1)	Since the closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual at the date of closure, together with the application of the earnings rate and foreign exchange rate (the translation from Australian dollars to US dollars).
(2)	Lump sum entitlements disclosure in prior years included compulsory Group contributions to the BHP Billiton Superannuation Fund. Certain Directors have elected to transfer accumulated contributions to self-managed superannuation funds. Accordingly the entitlement amounts disclosed relate to the benefits under the retirement Plan.

6.6.2 Remuneration

The table that appears in this section has been prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001, and relevant accounting standards.

		Short-term benefits						Post- employment benefits
US dollars		Fees	Committee Chair fees	Committee membership fees	Travel allowances	Other benefits (non- monetary) (1)	Subtotal: UK requirements (2)	Retirement benefits(3)	Total: Australian Requirements (2)

Paul Anderson	2008	121,000	-	20,000	60,000	17,656	218,656	-	218,656

	2007	110,000	-	17,000	55,000	-	182,000	-	182,000

Don Argus	2008	825,000	-	-	25,000	27,631	877,631	42,844	920,475

	2007	750,000	-	-	30,000	-	780,000	38,651	818,651

David Brink (4)	2008	62,917	-	10,417	35,000	16,868	125,202	-	125,202

	2007	110,000	22,500	25,000	40,000	3,184	200,684	-	200,684

John Buchanan	2008	146,000	30,000	-	40,000	577	216,577	-	216,577

	2007	135,000	30,000	-	35,000	-	200,000	-	200,000

Carlos Cordeiro	2008	121,000	-	20,000	45,000	3,025	189,025	-	189,025

	2007	110,000	-	20,000	55,000	1,830	186,830	-	186,830

David Crawford	2008	121,000	45,000	-	25,000	12,145	203,145	8,620	211,765

	2007	110,000	45,000	-	30,000	2,794	187,794	7,989	195,783

David Morgan(5)	2008	60,500	-	7,594	-	901	68,995	3,354	72,349

	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

E Gail de Planque	2008	121,000	-	40,000	70,000	2,404	233,404	-	233,404

	2007	110,000	-	37,000	64,500	1,830	213,330	-	213,330

David Jenkins	2008	121,000	-	45,000	65,000	-	231,000	-	231,000

	2007	110,000	-	45,000	45,000	990	200,990	-	200,990

Jacques Nasser	2008	121,000	-	25,000	80,000	-	226,000	-	226,000

	2007	110,000	-	25,000	50,000	-	185,000	-	185,000

John Schubert	2008	121,000	30,000	-	30,000	13,219	194,219	8,043	202,262

	2007	110,000	7,500	17,000	20,000	125	154,625	6,546	161,171

Notes

(1)	Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director, and where applicable, their spouse.
(2)	UK requirements: UK Companies Act 1985. Australian requirements: Australian Corporations Act 2001 and relevant accounting standards.
(3)	BHP Billiton Limited makes superannuation contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.
(4)	David Brink retired from the Board at the conclusion of the Annual General Meetings in 2007 (28 November 2007).
(5)	David Morgan was appointed a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 January 2008.

6.7 Aggregate Directors’ remuneration

This table sets out the aggregate remuneration of executive and non-executive Directors in accordance with the requirements of the UK Companies Act 1985.

US dollars million	2008	2007

Emoluments	7	12

Termination payments	-	-

Awards vesting under long-term incentive schemes	4	19

Gains on exercise of Options	-	-

Pension contributions	1	2

Total	12	33

6.8 Group performance

The performance of the Group relative to the markets in which it operates over the past five years is illustrated by the two charts below. The first compares our TSR performance with that of the ASX 100 and the FTSE 100, both of which are broadly-based indices. The second illustrates performance against the LTIP’s peer group index (the relevant companies are listed in section 6.5.2 of this Report). The Committee believes that the broadly-based indices and the index of peer group companies are the most appropriate benchmarks for measuring our performance. For FY2008, the total return to BHP Billiton Limited shareholders (as measured by the change in share price plus dividends reinvested) was 60.72 per cent. Over the same period the total return to BHP Billiton Plc shareholders (measured on the same basis) was 54.86 per cent. As illustrated by the charts below, BHP Billiton has strongly outperformed both the market and the pre-2007 LTIP peer group in the level of returns it has delivered to shareholders. Details of the Group’s performance, share price, dividends and other Group highlights over the past five years can be found as pages 2 and 3 of the 2008 Business Review available on our website.

6.9 Earnings performance

Earnings performance over the last five years is represented by profit attributable to BHP Billiton shareholders and is detailed in the table following. (1)

US dollars million	Profit attributable to shareholders (2)
FY2008	15,368
FY2007	13,675
FY2006	10,154
FY2005	6,426
FY2004	3,510

Notes

(1)	The impact on TSR and earnings of the share buy-back program was considered when assessing the relative performance of the Group.
(2)	2005 to 2008 are prepared in accordance with IFRS. 2004 is prepared in accordance with UK GAAP. Amounts are stated before exceptional items.

6.10 Share prices

The share prices of BHP Billiton Limited and BHP Billiton Plc on 30 June 2008 were A$43.70 and £19.20 respectively. BHP Billiton Limited’s highest and lowest share prices in the year ended 30 June 2008 were A$49.55 (19 May 2008) and A$31.00 (22 January 2008) respectively. BHP Billiton Plc’s highest and lowest share prices in the year ended 30 June 2008 were £21.96 (19 May 2008) and £11.83 (16 August 2007) respectively.

6.11 Bonus amount for petroleum executives

Oil and gas reserve targets are one of the specific performance measures by which the BHP Billiton Petroleum executive’s bonus awards are determined. The addition of reserves is a key indicator of the future success of the Petroleum business, therefore all BHP Billiton Petroleum executives, who are participants in the GIS (approximately 95), have 5 per cent weighting tied to reserve additions in their personal scorecards.

Our Petroleum Reserves Manager has overriding responsibility for the calculation of recorded reserves, and reports to our Chief Financial Officer on all matters to do with oil and gas reserves. His specific performance measures for the purpose of bonus awards do not include any component relating to recorded reserves.

Reserve Target setting for fiscal 2009

Executives are not expected to be impacted directly by the reserve target in fiscal 2009. This measure will be one of several in the areas of HSEC, Production, Finance, Growth and Corporate Citizenship that are taken into account to determine the discretionary bonus pool available for Petroleum executives. The bonus pool will then be allocated to executives based upon relative overall performance, rather than being tied to any specific reserve target achievement and weighting in a balanced scorecard.

Target reserve levels are based on expected production for the year in millions of barrels of oil equivalent. Gas is converted to an equivalent liquid. All reserves revisions are included, whether positive or negative, but sales or purchases of properties are excluded.

7.0 DIRECTORS’ REPORT

The information presented by the Directors in this Directors’ Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries. The Chairman’s Review in section 1.2, Chief Executive Officer’s Report in section 1.3 and section 1 Key information, section 2 Information on the Company, section 3 Operating and Financial Review and Prospects and section 11 Shareholder information of this Annual Report are each incorporated by reference into, and form part of, this Directors’ Report.

7.1 Principal activities, state of affairs and business review

A review of the operations of the Group during FY2008, and the expected results of those operations in future financial years, is set out in sections 1.2, 1.3, 2.2 and 3 and other material in this Annual Report. Information on the development of the Group and likely developments in future years also appears in those sections of this Annual Report. The Directors believe that to include further information on those matters and on the strategies and expected results of the operations of the Group in this Annual Report would be likely to result in unreasonable prejudice to the Group.

Our principal activities during FY2008 were minerals exploration, development, production and processing (in respect of alumina, aluminium, copper, iron ore, metallurgical coal, energy coal, nickel, manganese ores and alloys, diamonds, titanium minerals and uranium), and oil and gas exploration, development and production.

Significant changes in the state of affairs of the Group that occurred during FY2008 and significant post-balance date events are set out below and in sections 2.2 and 3 of this Annual Report.

•

There were significant changes to the composition of the Board and management during the year. The CEO, Mr Charles Goodyear, ceased as a Director and as CEO on 30 September 2007. Mr Marius Kloppers commenced as CEO on 1 October 2007. Dr David Brink retired as a Director on 28 November 2007, Dr David Morgan commenced as a Director on 1 January 2008 and Mr Alan Boeckmann and Mr Keith Rumble each commenced as a Director on 1 September 2008.

•

On 3 July 2007, we announced approval of the Pyrenees project located in licence block number WA-12-R in the Exmouth Sub-basin, off the northwest Australian coast. First production is expected during the first half of calendar year 2010. Project costs for the Pyrenees development are approximately US$1.7 billion, of which BHP Billiton’s share is 71.43 per cent (approximately US$1.2 billion). The Pyrenees fields of Crosby, Ravensworth and Stickle were discovered in WA-12-R in July 2003. BHP Billiton is the operator.

•

On 4 February 2008, we announced approval for US$1.094 billion (BHP Billiton share US$930 million) of capital expenditure to underpin accelerated growth of our Western Australian Iron Ore (WAIO) business. This amount represents pre-approval expenditure for Rapid Growth Project 5 (RGP5). The pre-approval funding will be used to commence duplication of the railway track between the Yandi mine and Port Hedland and begin the expansion of the inner harbour at Port Hedland. The early funding will also allow early procurement of long lead items and detailed engineering studies to expand capacity at Yandi and Area C.

•

On 6 February 2008, we announced the terms of two inter-conditional offers for the entire the ordinary share capital of Rio Tinto Limited and Rio Tinto plc (together ‘Rio Tinto’). Under the announced offers, we will offer 3.4 BHP Billiton shares for each Rio Tinto share tendered. We believe the combination of BHP Billiton and Rio Tinto is a logical and compelling combination for both companies and will unlock unique value and substantial benefits to BHP Billiton and Rio Tinto shareholders. The offers for Rio Tinto are subject to a number of conditions, including approval by BHP Billiton shareholders. In addition, certain regulatory pre-conditions need to be satisfied or waived before we can make the offers.

•

On 29 February 2008, BHP Billiton approved the Douglas-Middelburg Optimisation (DMO) Project, with an expected capital investment of US$975 million. The DMO project scope includes utilising reserves across the Douglas and Middelburg Mine Services (MMS) collieries and development of new mining areas with low strip ratio coal, with product being fed into a new 14 mtpa coal processing plant. First coal from the new mining areas is expected in mid-2008 and the new plant is expected to receive coal in mid-2010.

•

On 1 May 2008, BHP Billiton announced approval of the Efficiency and Growth expansion project at Worsley Alumina in Western Australia for an estimated capital investment of US$1.9 billion (BHP Billiton’s 86 per cent share). The expansion project will lift capacity of the Worsley Refinery from 3.5 mtpa of alumina to 4.6 mtpa (100 per cent capacity) through expanded mining operations, additional refinery capacity and upgrade port facilities. The construction phase will start immediately and first production is expected in the first half of calendar year 2011.

•

On 17 July 2008, we announced that BHP Billiton Mitsubishi Alliance (BMA) had entered into an agreement to acquire 100 per cent of the New Saraji Project from New Hope Corporation Limited for a cash consideration of approximately US$2.4 billion (US$1.2 billion, BHP Billiton share). New Saraji is an undeveloped metallurgical coal resource located adjacent to BMA’s Saraji mine near Dysart in Queensland’s Bowen Basin. The purchase comprises Mining Lease Application (MLA) 70383 and Exploration Prospecting Consent (EPC) 837, and port user contract entitling the purchaser to 10 mtpa of capacity at the Abbott Point coal terminal as it is expanded. Completion is subject to certain third party consents and normal government approvals.

•

On 25 July 2008, BHP Billiton approved expenditure of US$625 million (BHP Billiton share) for the full field development of the Turrum oil and gas field in the Gippsland Basin, offshore Victoria. The Turrum development will produce new supplies of natural gas and liquids through new and existing Bass Strait facilities. Turrum is part of the Gippsland Basin Joint Venture in which BHP Billiton and ExxonMobil subsidiary, Esso Australia Resources Pty Ltd (operator), each have a 50 per cent interest.

No other matter or circumstance has arisen since the end of FY2008 that has significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Group in future years.

The material risks and uncertainties that could affect us are described in sections 1.5 and 5.6.2 of this Annual Report.

7.2 Share capital and buy-back programs

On 23 August 2006, we announced a US$3 billion capital return to shareholders through an 18-month series of share buy-backs. On 7 February 2007, a US$10 billion extension to this program was announced.

At the Annual General Meetings held during 2007, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 232,802,528 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. Shareholders will be asked at the 2008 Annual General Meetings to renew this authority.

During FY2008, 96.9 million ordinary shares in BHP Billiton Plc, with a nominal value of US$0.50 per share and representing 4.1 per cent of BHP Billiton Plc’s issued share capital, were purchased. These shares were bought back at an average price of 1,551.09 pence for an aggregate consideration of US$3,075 million to return value to shareholders under our capital management program. This represented a discount to the average BHP Billiton Limited share price over the buy-back period (being 1 July 2007 to 14 December 2007) of 8.7 per cent. All of those shares purchased were cancelled. This program was suspended until further notice on 14 December 2007. The Directors have no present intention to reactivate this buy-back program.

In addition, up until 30 September 2007, we had in place an on-market share buy-back program under which up to 349 million shares of BHP Billiton Limited could be purchased on-market and cancelled, which represented less than 10 per cent of BHP Billiton Limited’s issued share capital. We did not make any on-market share purchases during FY2008.

There have been no off-market purchases of BHP Billiton Limited shares in FY2008.

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

Period	A Total number of shares purchased	B Average price paid per share (a)	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or program
				BHP Billiton Limited	BHP Billiton Plc (b)
1 July 2007 to 31 July 2007	10,258,197	29.58	10,075,000	207,951,445 (c)	222,727,528(d)
1 Aug 2007 to 31 Aug 2007	15,645,857	27.31	14,756,226	207,951,445 (c)	207,971,302(d)
1 Sep 2007 to 30 Sep 2007	23,120,914	30.34	22,035,000	207,951,445 (c)	185,936,302(d)
1 Oct 2007 to 31 Oct 2007	15,819,486	37.01	15,467,510	- (c)	170,468,792(d)
1 Nov 2007 to 30 Nov 2007	24,555,315	33.13	24,182,463	- (c)	146,286,329(d)
1 Dec 2007 to 31 Dec 2007	10,609,119	32.80	10,387,887	- (c)	135,898,442(d)
1 Jan 2008 to 31 Jan 2008	1,566,987	32.76	-	- (c)	135,898,442(d)
1 Feb 2008 to 29 Feb 2008	425,657	34.14	-	- (c)	135,898,442(d)
1 Mar 2008 to 31 Mar 2008	179,439	33.30	-	- (c)	135,898,442(d)
1 Apr 2008 to 30 Apr 2008	588,128	39.71	-	- (c)	135,898,442(d)
1 May 2008 to 31 May 2008	485,213	39.60	-	- (c)	135,898,442(d)
1 June 2008 to 30 June 2008	790,430	41.14	-	- (c)	135,898,442(d)
Total	104,044,742	31.97	96,904,086

(a)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate of the day of the purchase.
(b)	On 14 December 2007, the share buy-back program was suspended.
(c)	These shares in BHP Billiton Limited may be repurchased pursuant to the on-market share buy-back program. On 15 September 2006, BHP Billiton Limited announced the reduction in the maximum number of shares that may be bought back from 358,000,000 to 349,000,000 following cancellation of 95,950,979 BHP Billiton Limited shares on 3 April 2006 and extended the on-market buy-back program for a further 12 months to 30 September 2007. After completion of an off-market share buy-back on 26 March 2007 (pursuant to which 141,098,555 shares were repurchased and cancelled), the maximum amount of shares that could be bought back pursuant to the on-market share buy-back program (without shareholder approval) was reduced from 349,000,000 to 207,951,445. While BHP Billiton Limited is able to buy back and cancel BHP Billiton Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Corporations Act 2001 (Cth), BHP Billiton Limited has not made any announcement to the market extending the on-market share buy-back program beyond 30 September 2007. Any future on-market share buy-back program will be conducted in accordance with the Corporations Act 2001 (Cth) and will be announced to the market in accordance with the ASX Listing Rules.
(d)	At the Annual General Meetings held during 2007, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 232,802,528 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. As at 30 June 2008, 96,904,086 BHP Billiton Plc shares had been bought back (all by BHP Billiton Limited). All of the 96,904,086 shares purchased by BHP Billiton Limited have been cancelled.

7.3 Results, financial instruments and going concern

Information about our financial position is included in the financial statements in this Annual Report. The income statement set out in this Annual Report shows profit attributable to BHP Billiton members of US$15,390 million compared to US$13,416 million in 2007.

Details of our financial risk management objectives and policies are set out in section 5.6 of this Annual Report and note 26 ‘Financial risk management’ in the financial statements, each of which is incorporated into, and forms part of, this Directors’ Report.

The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in the operational business for the foreseeable future and have therefore continued to adopt the going-concern basis in preparing the financial statements.

7.4 Directors

The Directors who served at any time during or since the end of the financial year were Mr Don Argus, Mr Marius Kloppers, Mr Charles Goodyear, Mr Paul Anderson, Mr Alan Boeckmann, Dr David Brink, Dr John Buchanan, Mr Carlos Cordeiro, Mr David Crawford, Hon. E Gail de Planque, Dr David Jenkins, Dr David Morgan, Mr Jacques Nasser, Mr Keith Rumble and Dr John Schubert. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 4.1 of this Annual Report. These details include the period for which each Director held office up to the date of this Directors’ Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2005, and the period for which each directorship has been held.

Mr Charles Goodyear retired as a Director and as CEO of BHP Billiton Limited and BHP Billiton Plc with effect from 30 September 2007, having been a Director since November 2001 and CEO from January 2003. Mr Marius Kloppers took over as CEO from Mr Charles Goodyear on 1 October 2007.

Dr David Brink retired as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 28 November 2007, having been a Director of BHP Billiton Plc since June 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.

Dr David Morgan was appointed as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 January 2008. Mr Alan Boeckmann and Mr Keith Rumble were each appointed as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 September 2008.

The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in sections 5.3.12 and 5.4.1 of this Annual Report.

7.5 Remuneration and share interests

7.5.1 Remuneration

The policy for determining the nature and amount of emoluments of members of the Group Management Committee (GMC) (including the executive Directors) and the non-executive Directors and information about the relationship between that policy and our performance are set out in sections 6.3 and 6.5 of this Annual Report.

The remuneration tables contained in sections 6.5 and 6.6 of this Annual Report set out the remuneration of members of the GMC (including the executive Directors) and the non-executive Directors.

7.5.2 Directors

The tables contained in section 7.19 of this Directors’ Report set out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office at 30 June 2008, at the beginning and end of FY2008, and in relation to all Directors in office as at the date of this Directors’ Report, their relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc as at the date of this Directors’ Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the non-executive Directors. Interests held by executive Directors under share and option plans are set out in the tables showing interests in incentive plans contained in section 6.5 of this Annual Report. Further details of all options and rights held as at the date of this Directors’ Report (including those issued during or since the end of FY2008), and of shares issued during or since the end of FY2008 upon exercise of options and rights, are set out in note 29 ‘Key Management Personnel’ in the financial statements in this Annual Report. Except as disclosed in these tables, there have been no other changes in the Directors’ interests over shares or options in BHP Billiton Limited and BHP Billiton Plc between 30 June 2008 and the date of this Directors’ Report.

We have not made available to any Director any interest in a registered scheme.

The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003, and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out in section 6.6.1 of this Annual Report.

7.5.3 GMC members

The table contained in section 7.20 of this Directors’ Report sets out the relevant interests held by members of the GMC (other than Directors) in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of FY2008, and at the date of this Directors’ Report. Interests held by members of the GMC under share and option plans are set out in the tables showing interests in incentive plans contained in section 6.5 of this Annual Report. Further details of all options and rights held as at the date of this Directors’ Report (including those issued during or since the end of FY2008), and of shares issued during or since the end of FY2008 upon exercise of options and rights, are set out in note 29 ‘Key Management Personnel’ in the financial statements in this Annual Report.

7.6 Secretaries

Ms Jane McAloon is the Group Company Secretary. Details of her qualifications and experience are set out in section 4.1 of this Annual Report. The following people also act as the Company Secretaries of either BHP Billiton Limited or BHP Billiton Plc: Ms Fiona Smith, BSc LLB, FCIS, Deputy Company Secretary BHP Billiton Limited and Ms Elizabeth Hobley, BA (Hons), ACIS, Deputy Company Secretary BHP Billiton Plc. Each such individual has experience in a company secretariat role arising from time spent in such roles within BHP Billiton or other large listed companies.

7.7 Indemnities and insurance

Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association require each Company to indemnify to the extent permitted by law, each Director, Secretary or executive officer of BHP Billiton Limited and BHP Billiton Plc respectively against liability incurred in, or arising out of, the conduct of the business of the Company or the discharge of the duties of the Director, Secretary or executive officer. The Directors named in section 4.1 of this Annual Report, the executive officers and the Company Secretaries of BHP Billiton Limited and BHP Billiton Plc have the benefit of this requirement, as do individuals who formerly held one of those positions.

In accordance with this requirement, BHP Billiton Limited and BHP Billiton Plc have entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with each of their respective Directors. The Deeds of Indemnity are qualifying third party indemnity provisions for the purposes of the Companies Act 1985 (UK) and the Companies Act 2006 (UK).

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

We have paid premiums for this ‘Directors and Officers’ insurance of US$3,144,750 net during FY2008. Some Directors, Secretaries and employees contribute to the premium for this insurance.

7.8 Employee policies and involvement

We are committed to open, honest and productive relationships with our employees based on the values of our Charter and aligning the interests of employees with those of our shareholders.

Our approach to people is outlined in our Human Resources Policy, our Code of Business Conduct and our Human Resources Management Standards and Procedures. Together, these documents define our approach to involving and leading our employees, and the standards we expect, especially of our leaders.

It is important to us that we encourage and maintain effective communication and consultation between employees and management. The prime relationship and accountability for this is through the relationship of the employee and their direct supervisor. Employees are also provided with regular briefings by senior management on important issues such as our strategy, performance and health, safety and environmental matters.

To facilitate global communications, we have a dedicated communications support team, which manages the release of information to employees across the world, through regular production and communication of operational and global newsletters, bulletins and staff news releases.

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

All employees are invited to participate in Shareplus, the all-employee share purchase plan or, where local regulations limit its operation, cash equivalent schemes. The scheme was introduced in April 2007. By April 2008, 40 per cent of eligible employees had elected to join. Employee share schemes are described in section 6.5.4 of this Annual Report. Incentive and bonus schemes also operate across the Group, which include targets relating to our overall financial and other performance.

All employment decisions are based on merit and not on personal attributes unrelated to job performance (including disability). Should employees become disabled during employment, they will be considered for roles within their capability and may also be retrained. For the purpose of training, career development and promotion, disabled employees will be treated in the same way as other employees and we will be as flexible as practicable in the working routine and workplace environment to accommodate particular needs.

All our employees can access our Annual Reports and other key publications via the intranet or hard copy. The means by which we communicate with shareholders is described in section 5.2 of this Annual Report.

7.9 Environmental performance

Particulars in relation to environmental performance are referred to in sections 3.3 and 7.21 of this Annual Report and in the Sustainability Report, available at www.bhpbilliton.com.

7.10 Dividends

A final dividend of 41.0 US cents per share will be paid on 25 September 2008. Details of the dividends paid and the dividend policy are set out in sections 3.7.6 and 11.3 of this Annual Report.

7.11 Auditors

A resolution to reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2008 Annual General Meetings in accordance with section 385 of the Companies Act 1985 (UK).

No person who was an officer of BHP Billiton during FY2008 was a director or partner of the Group’s External Auditors at a time when the Group’s External Auditors conducted an audit of the Group.

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

7.12 Non-audit services

Details of the non-audit services undertaken by our External Auditors, including the amounts paid for non-audit services, are set out in note 33 ‘Auditor’s remuneration’ in the financial statements. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. Further information about our policy in relation to the provision of non-audit services by the auditor is set out in section 5.5.1 of this Annual Report.

7.13 Value of land

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

7.14 Political and charitable donations

No political contributions or donations for political purposes were made during FY2008. We made charitable donations in the United Kingdom of US$1,068,780 (cash) (2007: US$734,578) and worldwide, including in-kind support and administrative cost totalling US$141,009,613 (2007: US$103,362,481).

7.15 Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities. Further details are provided in sections 2.6 and 2.7 of this Annual Report.

7.16 Creditor payment policy

When we enter into a contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. We do not have a specific policy towards our suppliers and do not follow any code or standard practice. However, we settle terms of payment with suppliers when agreeing overall terms of business, and seek to abide by the terms of the contracts to which we are bound. As at 30 June 2008, BHP Billiton Plc (the unconsolidated parent entity) had no trade creditors outstanding and therefore had nil days purchases outstanding in respect of costs, based on the total invoiced by suppliers during FY2008.

7.17 Class order

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No. 98/100, dated 10 July 1998. Amounts in this Directors’ Report and the financial statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with that Class Order.

7.18 Proceedings on behalf of BHP Billiton Limited

No proceedings have been brought on behalf of BHP Billiton Limited, nor any application made under section 237 of the Australian Corporations Act 2001.

7.19 Directors’ shareholdings

The tables below set out information pertaining to the shares held by Directors in BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2008	As at 30 June 2007
Paul Anderson (1)	106,000	106,000	106,000
Don Argus (2)	321,890	321,890	321,890
Alan Boeckmann (7)	–	–	–
David Brink (5)	–	–	–
John Buchanan	–	–	–
Carlos Cordeiro (3)	6,550	6,550	6,550
David Crawford (2)	33,127	33,127	33,127
E Gail de Planque (3]	3,580	3,580	3,580
Charles Goodyear (2) (4) (6)	998,755	998,755	998,755
David Jenkins	2,066	2,066	2,066
Marius Kloppers (2)	160	160	–
David Morgan (7)	146,550	146,550	–
Jacques Nasser (3)	5,600	5,600	5,600
Keith Rumble (7)	–	–	–
John Schubert	23,675	23,675	23,675

BHP Billiton Plc shares	As at date of Directors’ Report	As at 30 June 2008	As at 30 June 2007
Paul Anderson (1)	4,000	4,000	4,000
Don Argus	–	–	–
Alan Boeckman (7)	–	–	–
David Brink (2) (5)	70,000	70,000	70,000
John Buchanan	20,000	20,000	20,000
Carlos Cordeiro	–	–	–
David Crawford	–	–	–
E Gail de Planque	–	–	–
Charles Goodyear (2) (4) (6)	2,000	2,000	2,000
David Jenkins	10,000	10,000	10,000
Marius Kloppers (2)	396,683	396,683	396,683
David Morgan (7)	–	–	–
Jacques Nasser	–	–	–
Keith Rumble (2)(7)	7,000	–	–
John Schubert	–	–	–

(1)	66,000 BHP Billiton Limited shares are held in the form of 33,000 American Depositary Shares. 4,000 BHP Billiton Plc shares are held in the form of 2,000 American Depositary Shares.
(2)	Includes shares held in the name of spouse, superannuation fund and/or nominee.
(3)	All BHP Billiton Limited shares are held in the form of American Depositary Shares: C Cordeiro (3,275), E G de Planque (1,790) and J Nasser (2,800).
(4)	82,604 BHP Billiton Limited shares are held in the form of 41,302 American Depositary Shares and 2,000 BHP Billiton Plc shares are held in the form of 1,000 American Depositary Shares.
(5)	D Brink retired as a Director with effect from 28 November 2007. His disclosed holdings as at 30 June 2008 and as at the date of this Directors’ Report reflect his holdings as at 28 November 2007.
(6)	C Goodyear retired as a Director with effect from 30 September 2007 and left the Group on 1 January 2008. His holdings as at 30 June 2008 and as at the date of this Directors’ Report reflect his holdings as at the date he retired as a Director (30 September 2007).
(7)	Dr David Morgan was appointed to the Board with effect from 1 January 2008. Mr Boeckmann and Mr Rumble were appointed to the Board with effect from 1 September 2008.

7.20 GMC members’ shareholdings (other than Directors)

The following table sets out information pertaining to the shares in BHP Billiton Limited held by those senior executives who were members of the GMC during FY2008 (other than the executive Directors).

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2008	As at 30 June 2007
Alberto Calderon (1) (2)	–	–	-
Marcus Randolph (1)	175,594	175,594	175,437
Alex Vanselow (1)	53,057	53,057	52,900
Karen Wood (1)	45,813	45,813	45,656
J Michael Yeager (1)	134	134	–

(1)	Includes shares held in the name of spouse, superannuation fund and/or nominee.
(2)	Alberto Calderon acquired 156 shares in BHP Billiton Plc, during FY2008 and holds a total of 156 shares in BHP Billiton Plc (as at 30 June 2008 and as at the date of this Directors’ Report).

7.21 Performance in relation to environmental regulation

An environmentally significant incident is one with a severity rating of 3 or above based on our internal severity rating scale (tiered from 1 to 5 by increasing severity). There have been no significant incidents during FY2008.

Fines and prosecutions

Further information about our performance in relation to environmental regulation can be found in section 3.3 of this Annual Report.

The following fines were imposed during FY2008:

BHP Billiton business	Description of fine or prosecution
Aluminium – Worsley Alumina	In November 2007, an infringement notice for A$100 (US$86) was received from the Shire of Boddington for burning forest residue without a permit between 2 and 11 November 2007.

Base Metals – Cerro Colorado	In June 2007, a fine was received from COREMA regarding breaches of environmental permits for a total of US$90,000.

Energy Coal – Navajo, New Mexico	In November 2007, two Notices of Violation were issued and a fine for US$584 was received for failure to protect topsoil from erosion.

Additionally, in February 2008, a Notice of Violation was issued and a fine for US$1,664 was received for failure to report the correct storage capacity of a sediment control impoundment.

Petroleum – Neptune, Gulf of Mexico	In November 2007, a Notice of Violation for US$250 was received in relation to an incident which occurred during a system flush procedure where a blowback allowed diesel mist to exit from the vent line and into the water. It is estimated that 0.1 gallons of diesel was discharged into the water.

Stainless Steel Materials – Maya Niquel S.A., Guatemala	Maya Niquel S.A. carries out nickel exploration activities in Guatemala. In June 2008, The Ministry of Environment issued a resolution fining Maya Niquel S.A. US$25,000 for allegedly operating without a proper Environmental Impact Statement. Maya Niquel S.A. has not paid the fine and is appealing the matter.

7.22 Share capital, restrictions on transfer of shares and other additional information

Information relating to BHP Billiton Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities and certain agreements triggered on a change of control, is set out in the following sections of this Annual Report:

•	Section 2.8 (Government regulations)

•	Section 2.12 (Organisational structure)

•	Section 2.13 (Material contracts)

•	Section 2.14 (Constitution)

•	Section 5.4 (Board of Directors – Review, re-election and renewal)

•	Section 7.2 (Share capital and buy-back programs)

•	Section 11.2 (Share ownership)

•	Footnote (a) to note 21 ‘Share capital’ and footnote (d) to note 25 ‘Employee share ownership plans’ to the Financial Statements

Each of the above sections is incorporated by reference into, and forms part of, this Directors’ Report.

The Directors’ Report is made in accordance with a resolution of the Board.

8 LEGAL PROCEEDINGS

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

Pinal Creek/Miami Wash area

BHP Copper Inc (BHP Copper) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona. BHP Copper and the other members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. As part of this action, BHP Copper is seeking an equitable allocation of cleanup costs between BHP Copper, the other members of the Pinal Creek Group, and BHP Copper’s predecessors. BHP Copper’s predecessors have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties.

A State consent decree (the Decree) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2008, we have provided US$125 million (2007: US$122 million) for our anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$170 million (2007: US$166 million), and we have paid out US$58 million up to 30 June 2008. These amounts are based on the provisional equal allocation of these costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control and other costs noted above incurred by BHP Copper.

Rio Algom Pension Plan

In June 2003, Alexander E Lomas, a retired member of the Pension Plan for Salaried Employees of Rio Algom Mines Limited (Plan), filed a Notice of Application in a representative capacity in the Ontario Superior Court of Justice Commercial List against Rio Algom Limited (RAL) and the Plan Trustee alleging certain improprieties in their administration of the Pension Plan and use of Pension Plan funds from January 1966 onward.

Mr Lomas seeks relief both quantified and unquantified, for himself and those Plan members he purports to represent, in respect of a number of alleged breaches committed by RAL, including allegations of breach of employment contracts, breach of trust, breach of the Trust Agreement underlying the Pension Plan. In particular:

•

Mr Lomas seeks US$119 million (C$121.6 million) on account of monies alleged to have been improperly paid out or withheld from the Pension Plan, together with compound interest calculated from the date of each alleged wrongdoing, and

•	punitive, aggravated and exemplary damages in the sum of US$1.9 million (C$1.94 million).

Mr Lomas purports to represent members of the defined benefits portion of the Pension Plan. In 2005, the defined contribution members of the Pension Plan were included as parties to this action.

A motion to strike Mr Lomas’ request for the winding up of the Plan was heard on 27 November 2006. The court struck out part of Mr Lomas’ claim, but allowed the remainder. RAL’s appeal from that decision was dismissed, but further leave to appeal to the Ontario Court of Appeal has been granted.

RAL has notified its insurers of the application and has advised other third parties of possible claims against them in respect of matters alleged in the application.

Class action concerning Cerrejón privatisation

The non-government organisation, Corporación Colombia Transparente (CCT) brought three separate class actions (Popular Actions numbers 1,029, 1,032 and 1,048) against various defendants in connection with the privatisation of 50 per cent of the

Cerrejón Zona Norte mining complex in Colombia in 2002. The complex is currently owned by Cerrejón Zona Norte SA (CZN) and Carbones del Cerrejón Limited (CDC). Our subsidiary Billiton Investment 3 BV owns a 33 per cent share in CDC, and our subsidiaries Billiton Investment 3 BV and Billiton Investment 8 BV (BHP Billiton Shareholders) collectively own a 33.33 per cent share in CZN. The BHP Billiton Shareholders have been named as defendants in Popular Action 1,048, and BHP Billiton Company BV, BHP Billiton’s original bidder for the complex, has been named as a defendant in Popular Action 1,029.

BHP Billiton Company BV was served with process in 2005 and filed a response in Action 1,029. Neither of the BHP Billiton Shareholders have been served with process.

CCT alleges, in part, that the defendants failed to comply with the privatisation process, and that the offer price for shares in CZN between Stages 1 and 2 of the privatisation process was not correctly adjusted for inflation.

Our share of the alleged adjustment of the CZN share price if converted to year 2000 US dollars would be approximately US$4 million. In the alternative, CCT seeks declaration that the privatisation is null and void and forfeiture of the transfer price paid, of which our share, if converted to year 2000 US dollars would be approximately US$133 million. In both instances, CCT also seeks unquantified sanctions, including payment of stamp taxes, an award of 15 per cent of all monies recovered by the defendants, together with interest on all amounts at the maximum rate authorised by law.

In May 2007, CCT filed a further action (Action number 1,667) against CZN. This action was dismissed on the basis that it was a replica of Popular Action 1,032. The Plaintiff did not file an appeal and the matter is therefore at an end.

In 2005, the Colombian Council of State applied a new legal interpretation applicable to popular actions in Colombia providing that plaintiffs may not file additional class actions based on the same facts and legal arguments as existing actions. As a consequence, the court nullified all proceedings in Popular Action 1,029 with effect from 20 May 2004 and dismissed Popular Action 1,048. All shareholder defendants contend that the nullification means that the service of process in Action 1,029, and respective responses, which would include process served on BHP Billiton Company BV and its response, are null and void.

CCT appealed the court’s decision in relation to Popular Actions 1,029, and 1,048, and the Council of State confirmed the previous decision by which all proceedings of Popular Actions 1,029, and 1,048 had been nullified. CCT was granted the right of a second appeal, and a decision on this second appeal is now pending. Popular Action 1,032 is currently in discovery phase.

Mt Newman and Goldsworthy railway lines

In June 2004, Fortescue Metals Group Limited (FMG) applied to the National Competition Council (NCC) to have use of parts of the Mt Newman and Goldsworthy railway lines declared as a ‘service’ under Part IIIA of the Trade Practices Act 1974. Declaration under Part IIIA confers a statutory right to use of the service, on terms that are determined by arbitration if agreement cannot be reached by negotiation. The NCC found that the two railway lines each provide separate services, and that while the Mt Newman line could be declared, the Goldsworthy line could not because it is part of a ‘production process’. The NCC then proceeded to consider the Mt Newman railway line aspect of the application.

In December 2004, BHP Billiton Iron Ore Pty Ltd (BHPBIO) lodged an application with the Federal Court, challenging the NCC’s decision in relation to the application of the ‘production process’ definition to the Mt Newman railway. FMG similarly instituted proceedings in the Federal Court appealing NCC’s decision in relation to the Goldsworthy railway. The Federal Court held in favour of FMG, and BHPBIO appealed this decision to the Full Court of the Federal Court. The majority of the Full Court decided in favour of FMG. BHPBIO appealed this decision to the High Court, which heard the appeal on 29 July 2008, and has reserved its decision.

In the interim, the NCC proceeded to recommend to the Federal Treasurer that the Mt Newman railway line be declared. In May 2006, having not published a decision, the Federal Treasurer was deemed to have decided not to declare the Mt Newman railway. FMG sought a reconsideration of this decision by the Australian Competition Tribunal. This proceeding is still in its interlocutory stages and a hearing is not expected until the first half of 2009.

In November 2007, FMG lodged a further Part IIIA application with the NCC for declaration of the whole of the Goldsworthy railway line. FMG also lodged applications with the NCC for declaration of Rio Tinto Ltd’s Hamersley and Robe railway lines. In June 2008, the NCC issued a draft recommendation that use of the Goldsworthy railway line be declared. The NCC has advised that it issued its final recommendation to the Federal Treasurer on 29 August 2008. The NCC will publish its final recommendation as soon as practicable after the Treasurer publishes his decision as to whether or not to declare the relevant services. The Treasurer has 60 days in which to reach a decision about the recommendation (i.e. by 28 October 2008). If the Treasurer does not publish his decision in relation to one or more of the applications within 60 days, he is deemed to have decided not to declare the relevant service or services. The decision of the Treasurer is again subject to reconsideration by the Australian Competition Tribunal.

Australian Taxation Office assessments

The Australian Taxation Office (ATO) issued assessments against subsidiary companies, primarily BHP Billiton Finance Ltd, in respect of the financial years 1999 to 2002. The assessments relate to the deductibility of bad debts in respect of funding subsidiaries that undertook the Beenup, Boodarie Iron and Hartley projects. BHP Billiton Finance Ltd lodged appeals in the primary proceedings on 17 July 2006.

BHP Billiton Finance Ltd filed its affidavits between 30 April 2008 and 5 May 2008. The ATO served a notice of discovery on 2 July 2008. BHP Billiton Finance Ltd provided discovery on 1 August 2008. The ATO’s affidavits were due to be filed by 27 August 2008, but that deadline was not met. The matter has been relisted for directions on 3 October 2008 and set down for trial on 20 April 2009.

The amount in dispute at 30 June 2008 for the bad debts disallowance is approximately US$1,162 million (A$1,224 million) (net of tax), being primary tax US$656 million (A$691 million), penalties of US$164 million (A$173 million) and interest (net of tax) of US$342 million (A$360 million). An amount of US$606 million (A$638 million) in respect of the disputed amounts has been paid pursuant to ATO disputed assessments guidelines, which require that taxpayers generally must pay half of the tax in dispute to defer recovery proceedings. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.

BHP Billiton Finance Ltd has also commenced judicial review proceedings in the Federal Court challenging the ATO’s decision not to reduce the interest imposed in respect of loss transferees. The judicial review proceedings have been dismissed with a right of reinstatement to enable the BHP Billiton Finance Limited appeal to proceed first.

In November 2007 and March 2008, the ATO issued further assessments disallowing capital allowances claimed on the plant and equipment funded by the loan from BHP Billiton Finance Ltd relating to the Boodarie Iron project. The amount in dispute at 30 June 2008 is approximately US$629 million (A$662 million), being primary tax US$368 million (A$387 million), penalties US$92 million (A$97 million) and interest (net of tax) of US$169 million (A$178 million). The Company has lodged objections against the amended assessments which have been disallowed by the ATO. The Company has lodged appeals against some of these objection decisions, and will lodge the remainder by October 2008. The Company also commenced judicial review proceedings in the Federal Court challenging the ATO’s decision not to reduce the interest imposed in respect of the amended assessments. The judicial review proceedings have been dismissed with a right of reinstatement to enable the Company’s appeal against the amended assessments to proceed first.

Petroleum Resource Rent Tax litigation

BHP Billiton Petroleum (Bass Strait) Pty Ltd commenced litigation in the Federal Court of Australia, disputing the ATO’s assessment of the taxing point for Petroleum Resource Rent Tax purposes in relation to sales gas and LPG produced from the Gippsland Joint Venture.

Petroleum Resource Rent Tax has been paid and expensed based on the ATO’s assessment and any success will result in a book and cash benefit.

Given the complexity of the matters under dispute, it is not possible at this time to accurately quantify the anticipated benefit to BHP Billiton Petroleum (Bass Strait) Pty Ltd.

Former Operations – Ok Tedi Mining Limited

In December 2006, seven individual plaintiffs (the ‘Plaintiffs’) said to be representing the members of seven clans from the vicinity of the Ok Tedi mine obtained an order of the National Court of Papua New Guinea joining BHP Billiton Limited as a defendant to proceedings against the current shareholders of Ok Tedi Mining Limited and a previous managing director. Ok Tedi Mining Limited is the owner and operator of the Ok Tedi mine.

BHP Billiton transferred all of its shareholding in OK Tedi Mining Limited to PNG Sustainable Development Programme Company Limited in February 2002.

The plaintiffs sought unspecified damages for numerous matters, including contamination of the environment and adverse effects to fishing, drinking water, irrigation of crops and washing, as well as US$3.75 billion in exemplary damages.

On 20 November 2007, the National Court of Papua New Guinea dismissed the entire claim. The plaintiffs’ appeal of this decision will be heard by the Papua New Guinea Supreme Court on 2 October 2008.

9 FINANCIAL STATEMENTS

Refer to pages F-1 to F-80

10 GLOSSARY

10.1 Non-mining terms

In the context of ADSs and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange.

A$	Australian dollars being the currency of the Commonwealth of Australia.

American Depositary Share	An American Depositary Share is a share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges in the US. One ADS is equal to two BHP Billiton Limited or BHP Billiton Plc ordinary shares. ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that trade on the NYSE.

BHP Billiton	Being both companies in the dual listed company structure, BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited share	A fully paid ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited shareholders	The holders of BHP Billiton Limited shares.

BHP Billiton Limited special voting share	A single voting share was issued to facilitate joint voting by shareholders of BHP Billiton Limited on Joint Electorate Actions.

BHP Billiton Plc equalisation share	A share that has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger.

BHP Billiton Plc 5.5 per cent preference share	Shares that have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority of any other class of shares in BHP Billiton Plc on a return of capital or winding up.

BHP Billiton Plc equalisation share	A share that has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger.

BHP Billiton Plc share	A fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc shareholders	The holders of BHP Billiton Plc shares.

BHP Billiton Plc special voting share	A single voting share was issued to facilitate joint voting by shareholders of BHP Billiton Plc on Joint Electorate Actions.

Board	The Board of Directors of BHP Billiton.

CEO	Chief Executive Officer.

CFR (Named Port of Destination)	A Term of Sale where the seller pays the costs and freight necessary to bring the goods to the named port of destination, but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred from the seller to the buyer when the goods pass the ship’s rail in the port of shipment. The CFR term requires the seller to clear the goods for export.

Co-Investment Plan	Legacy share scheme. Abbreviates to CIP.

CSG	Customer Sector Group being the strategic business units of BHP Billiton.

Deferred share	A nil-priced option or a conditional right to acquire a share issued under the rules of the GIS.

DLC merger	The Dual Listed Companies merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001.

DLC structure	The corporate structure resulting from the DLC merger.

Employee Share Plan	A legacy employee share plan that commenced under the jurisdiction of BHP Limited prior to the formation of BHP Billiton. Abbreviates to ESP.

Expected value	Expected value of a share incentive - the average outcome weighted by probability. This measure takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors such as volatility, forfeiture risk, etc.

FY2006	Refers to the financial year ended 30 June 2006.

FY2007	Refers to the financial year ended 30 June 2007.

FY2008	Refers to the financial year ended 30 June 2008.

FY2009	Refers to the financial year ended 30 June 2009.

GAAP	Generally accepted accounting principles as defined in the US or other jurisdiction.

Gearing	Gearing is defined as the ratio of net debt to net debt plus net assets.

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries.

Group Incentive Scheme	Current share scheme. Abbreviates to GIS.

International Financial Reporting Standards	Accounting standards as issued by the International Accounting Standards Board. Abbreviates to IFRS.

Key Management Personnel	Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including executive Directors), and non-executive Directors. Abbreviates to KMP.

Key Performance Indicator	Used to measure the performance of the Group, individual businesses and executives in any one year. Abbreviates to KPI.

LME	London Metal Exchange - A London exchange which trades metals (e.g. lead, zinc, aluminium and nickel) in forward and option markets.

Long Term Incentive Plan	Current share scheme. Abbreviates to LTIP.

Major capital projects	Capital projects in the Feasibility or Execution phase where our share of capital expenditure to project completion is greater then US$100 million.

Market value	The market value based on closing prices, or, in instances when an executive exercises and sells shares, the actual sale price achieved.

Occupational exposure limit	The level of exposure to an agent to which it is believed that nearly all workers may be repeatedly exposed, throughout a working life, without adverse health effects. Occupational Exposure Limits are established for chemical and physical agents and may be expressed as time-weighted average, ceiling or short-term exposure limits. Abbreviates to OEL.

Occupational illness	An occupational illness is an illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact.

Option	A right to acquire a share on payment of an exercise price issued under the rules of the GIS.

Performance share	A nil-priced option or a conditional right to acquire a share, subject to a Performance Hurdle, issued under the rules of the LTIP.

Performance share plan	A share plan that commenced under the jurisdiction of BHP Limited or Billiton Plc and prior to the formation of BHP Billiton. Legacy share scheme. Abbreviates to PSP.

Restricted Share Scheme	Legacy share scheme. Abbreviates to RSS.

Shareplus	All employee share purchase plan.

Significant environmental incident	A significant environmental incident is an occurrence that has resulted in or had the potential to cause significant environmental harm. Our definition of ‘significant’ is conservative to ensure all learnings are captured from relevant HSEC incidents. Such an incident is rated at level 3 or above on the BHP Billiton HSEC Consequence Severity Table which may be viewed at: BHP Billiton 2008 Full Sustainability Report > HSEC Targets Scorecard > BHP Billiton HSEC Consequence Severity Table.

Total Recordable Injuries Frequency Rate	Total Recordable Injury Frequency Rate = (Fatalities + Lost Time Cases + Restricted Work Cases + Medical Treatment Cases)/1,000,000 work hours Abbreviates to TRIFR.

Total shareholder return	The change in share price plus dividends reinvested. Abbreviates to TSR.

US$	Currency of the United States of America and the functional currency the BHP Billiton Group.

Voluntary community contribution	Contributions made to support communities in which we operate. Our contributions to community programs comprise cash, in-kind support and administration costs. Our targeted level of contribution is one per cent of pre-tax profit calculated on the average of the previous three years’ pre-tax profit.

Zero Harm	BHP Billiton’s aspirational goal that reflects our continual drive to minimise harm to people, our host communities and the environment from our activities.

10.2 Mining and mining-related terms

Alumina	Aluminium oxide (Al2O3). Alumina is produced from bauxite in the refining process. Alumina is then converted (reduced) in an electrolysis cell to produce aluminium metal.

Bauxite	Chief ore of aluminium.

Bio-leaching	Use of naturally occurring bacteria, to leach a metal from ore; for example, copper, zinc, uranium, nickel and cobalt from a sulphide mineral.

Brownfield	An exploration or development project located within an existing mineral province which can share infrastructure and management with an existing operation.

Coal Reserves	The same meaning as Ore Reserves, but specifically concerning coal.

Coking coal	By virtue of its carbonisation properties, is used in the manufacture of coke, which is used in the steelmaking process. Coking coal may also be referred to as metallurgical coal.

Condensate	A mixture of hydrocarbons that exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Copper cathode	Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning.

Crude oil	A mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.

Cut-off grade	A nominated grade above which is defined some mineral aspect of the reserve. For example, the lowest grade of mineralised material that qualifies as economic for estimating an Ore Reserves.

Electrowinning / electrowon	An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.

Energy coal	Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Ethane	Where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

Flotation	A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth and the unwanted mineral particles sink.

Grade	The relative quantity, or the percentage, of metal or mineral content in an orebody.

Greenfield	The development or exploration located outside the area of influence of existing mine operations/infrastructure.

Head grade	The average grade of ore delivered to a process for mineral extraction.

Heap leach(ing)	A process used for the recovery of metals such as copper, nickel, uranium and gold from low-grade ores. The crushed material is laid on a slightly sloping, impermeable pad and leached by uniformly trickling (gravity fed) a chemical solution through the beds to ponds. The metals are recovered from the solution.

Ilmenite	The principle ore of titanium composed of iron, titanium and oxygen (FeTiO3)

Leaching	The process by which a soluble metal can be economically recovered from minerals in ore by dissolution.

Liquefied natural gas (LNG)	Consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

Liquefied petroleum gas (LPG)	Consists of propane and butane and a small amount (less than two per cent) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels.

Marketable Coal Reserves	Represent beneficiated or otherwise enhanced coal product and should be read in conjunction with, but not instead of, reports of coal reserves.

Metallurgical coal	A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.

Open-cut/open-pit	Surface working in which the working area is kept open to the sky. Abbreviates to OC/OP.

Ore Reserves	That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Probable Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assure continuity between points of observation.

Proved oil and gas reserves	The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made).

Proved Ore Reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches and workings on drill holes and grade and/or quality are computed from the results of detailed samplings; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.

Reserve life	Current stated ore reserves divided by the current approved nominal production rate.

Run of mine product	Product mined in the course of regular mining activities. Abbreviates to ROM.

Rutile	It is an ore of titanium composed of titanium and oxygen (TiO2).

Solvent extraction	A method of separating one or more metals from a leach solution by treating with a solvent that will extract the required metal, leaving the others. The metal is recovered from the solvent by further treatment.

Spud	Commence drilling of an oil or gas well.

Stockpile	An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unequal to handling the mine output; any heap of material formed to create a reserve for loading or other purposes or material dug and piled for future use. Abbreviates to SP.

Tailing	Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted.

Total Coal Reserves	Run of mine reserves as outputs from the mining activities.

Total Marketable Reserves	Product reserves as outputs from processing plant which includes sizing and beneficiation.

Total Ore Reserves	Represent Proved Ore Reserves plus Probable Ore Reserves.

Underground (UG)	Natural or man-made excavation under the surface of the Earth. Abbreviates to UG.

Zircon	It is the chief ore of zirconium composed of zirconium, silicon and oxygen (ZrSiO4).

10.3 Units of measure

Abbreviation	Description
boe	Barrel oil equivalent
MMcf/d	Million of cubic feet per day
Mbbl/d	Thousand barrels per day
MMbbl/d	Million barrels per day
mtpa	Million tonnes per annum
mw	Megawatts
tph	Tonnes per hour

11 SHAREHOLDER INFORMATION

11.1 Markets

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

11.2 Share ownership

Share capital

The details of the share capital for both BHP Billiton Limited and BHP Billiton Plc are presented in note 21 ‘Share capital’ in the financial statements.

Major shareholders

The tables in sections 7.19 and 7.20 of this Annual Report present information pertaining to the shares held by Directors and other members of the Group Management Committee in BHP Billiton Limited and BHP Billiton Plc.

Neither BHP Billiton Limited nor BHP Billiton Plc is directly or indirectly controlled by another corporation or by any government. Other than as described in section 2.12.2, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

BHP Billiton Limited

The tables in sections 7.19 and 7.20 of this Annual Report show the holdings for Directors and other members of the Group Management Committee of BHP Billiton Limited, as a group, of BHP Billiton Limited’s voting securities. No person beneficially owned more than five per cent of BHP Billiton Limited’s voting securities.

BHP Billiton Plc

The following table shows holdings of three per cent or more of voting rights in BHP Billiton Plc’s shares as notified to BHP Billiton Plc under the UK Disclosure and Transparency Rule 5(a).

Title of class	Identity of person or group	Date of notice received	Date of change	Number owned	Percentage of total voting rights (b)
					2008	2007	2006
Ordinary shares	Legal & General Group Plc (c)	8 May 2008	26 March 2008	100,123,908	4.45%	3.63%	3.08	%(d)
Ordinary shares	Credit Suisse Securities (Europe) Limited	4 September 2008	2 September 2008	75,423,161	3.42%
(a)	There has been no change in the holdings of three per cent or more of the votings rights in BHP Billiton Plc’s shares notified to BHP Billiton Plc as at the date of this Report.
(b)	The percentages quoted are based on the total voting rights of BHP Billiton Plc as at the date of the Annual Report each year of 2,207,007,544 (2008), 2,303,415,288 (2007) and 2,446,627,002 (2006) respectively.
(c)	The notification received from Legal & General Group Plc was a group disclosure covering the interests of Legal & General Group Plc and its subsidiaries.
(d)	The notification as at 2006 related to holdings by Legal & General Investment Management Limited.

The following table shows holdings of Directors and members of the Group Management Committee of BHP Billiton Plc who were in office as at 30 June 2008, as a group, of BHP Billiton Plc’s voting securities as at that date(a).

Title of class	Identity of person or group	Number owned	Percentage of total voting rights at 30 June 2008 (b)
Ordinary shares	Directors and executive officers as a group	502,839	0.02%
(a)	There has been no change in the holdings of the Directors and members of the Group Management Committee who were in office at 30 June 2008 as at the date of this Report.
(b)	The percentages quoted are based on the total voting rights of BHP Billiton Plc of 2,207,007,544.

Twenty largest shareholders as at 29 August 2008 (as named on the Register of Shareholders)

BHP Billiton Limited	Number of fully paid shares	% of issued capital
1. HSBC Australia Nominees Pty Ltd	479,903,574	14.29
2. J P Morgan Nominees	333,996,181	9.95
3. National Nominees Ltd	303,329,760	9.03
4. Citicorp Nominees Pty Limited <BHP Billiton ADR Holders A/C>	272,788,808	8.12
5. Citicorp Nominees Pty Limited	171,836,864	5.12
6. Australian Mutual Provident Society	96,109,996	2.86
7. ANZ Nominees Limited <Cash Income A/C>	82,212,463	2.45
8. Queensland Investment Corporation	38,348,359	1.14
9. ANZ Nominees Limited <SL Cash Income A/C>	18,936,206	0.56
10. Potter Warburg Nominees Pty Ltd	18,568,818	0.55
11. Australian Foundation Investment Company Limited	14,331,934	0.43
12. RBC Dexia Investor Services Australia Nominees Pty Limited <PIPOOLED A/C>	12,343,897	0.37
13. Australian Reward Investment Alliance	11,998,421	0.36
14. Bond Street Custodians Limited	9,734,403	0.29
15. Perpetual Trustee Australia Group	9,263,487	0.28
16. INVIA Custodian Pty Limited	7,621,190	0.23
17. UBS Nominees Pty Ltd <116C A/C>	7,580,000	0.23
18. HSBC Custody Nominees (Australia) Limited – <A/C 2>	7,073,792	0.21
19. ARGO Investments Limited	6,927,411	0.21
20. RBC Dexia Investor Services Australia Nominees Pty Limited <BKCUST A/C>	6,890,633	0.21
	1,909,796,197	56.89

BHP Billiton Plc	Number of fully paid shares	% of issued capital
1. PLC Nominees (Proprietary) Limited	409,183,515	18.34
2. PIC Int Equity	78,646,793	3.52
3. Nutraco Nominees Limited	71,276,274	3.19
4. Chase Nominees Limited	69,405,651	3.11
5. HSBC Global Custody Nominee (UK) Limited <357206 A/C>.	67,243,410	3.01
6. First National Nominees (PTY) LTD	64,751,400	2.90
7. State Street Nominees LTD <OM02 A/C>	51,687,005	2.31
8. Bank of New York Nominees	44,630,109	2.01
9. Industrial Development Corporation	33,804,582	1.52
10. HSBC Global Custody Nominee (UK) Limited <899877 A/C>	32,669,351	1.46
11. Nortrust Nominees Limited <SLEND A/C>	32,023,680	1.44
12. Chase Nominees Limited <LEND A/C>	31,453,853	1.41
13. Prudential Client HSBC GIS Nominee (UK) Limited <PAC A/C>	30,971,549	1.39
14. BNY (OCS) Nominees Limited	30,647,829	1.37
15. Mellon Nominees (UK) Limited <BSDTGABN A/C>	28,916,396	1.30
16. Chase Nominees Limited <BGILIFEL A/C>	27,717,361	1.24
17. Vidacos Nominees Limited <FGN A/C>	27,166,089	1.22
18. Vidacos Nominees Limited <CLRLUX 2 A/C>	26,344,134	1.18
19. Chase Nominees Limited <USRESL A/C>	25,627,292	1.15
20. Hanover Nominees Limited <CSF01 A/C>	24,541,031	1.10
	1,208,707,304	54.17

US share ownership as at 30 June 2008

	BHP Billiton Limited					BHP Billiton Plc

	Shareholders Numbers	%	Shares Numbers		% of issued capital	Shareholders Numbers	%	Shares Numbers		% of issued capital
Classification of holder
Registered holders of voting securities	1,873	0.36	5,495,742		0.16	64	0.34	163,172		0.01
ADR holders	1,043	0.20	286,396,862	(a)	8.53	100	0.54	21,570,824	(b)	0.97
(a)	These shares translate to 143,198,431 ADRs.
(b)	These shares translate to 10,785,412 ADRs.

Distribution of shareholders and shareholdings as at 29 August 2008

	BHP Billiton Limited				BHP Billiton Plc

	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Registered address
Australia	503,361	95.80	3,286,333,897	97.85	100	0.51	1,166,449	0.06
New Zealand	13,147	2.50	40,837,477	1.22	24	0.13	42,998	0.00
United Kingdom	3,652	0.70	13,616,419	0.41	17,425	88.29	1,713,574,509	76.80
United States	1,888	0.36	5,604,477	0.16	66	0.33	180,181	0.01
South Africa	92	0.02	219,065	0.01	1,178	5.97	486,665,988	21.81
Other	3,272	0.62	11,748,162	0.35	940	4.77	29,491,077	1.32
Total	525,412	100.00	3,358,359,497	100.00	19,733	100.00	2,231,121,202	100.00

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares (a) Numbers	%	Shareholders Numbers	%	Shares (a) Numbers	%
Size of holding
1 – 500 (b)	204,329	38.89	49,667,595	1.48	8,125	41.17	2,208,094	0.10
501 – 1,000	104,049	19.80	82,056,593	2.44	4,904	24.85	3,704,205	0.17
1,001 – 5,000	164,701	31.35	376,794,525	11.22	4,324	21.91	9,013,162	0.40
5,001 – 10,000	29,461	5.61	208,583,782	6.21	554	2.81	3,969,524	0.18
10,001 – 25,000	16,789	3.20	253,618,776	7.55	431	2.18	6,877,908	.0.31
25,001 – 50,000	3,803	0.72	130,725,165	3.89	285	1.44	10,169,732.45
50,001 – 100,000	1,410	0.27	96,459,709	2.87	269	1.36	19,402,967.87
100,001 – 250,000	590	0.11	86,274,617	2.57	284	1.44	46,247,113	2.07
250,001 – 500,000	136	0.03	46,554,749	1.39	185	0.94	67,565,584	3.03
500,001 – 1,000,000	66	0.01	47,025,172	1.40	145	0.73	102,174,398	4.58
1,000,001 and over	78	0.01	1,980,598,814	58.98	227	1.16	1,959,788,515	87.84
Total	525,412	100.00	3,358,359,497	100.00	19,733	100.00	2,231,121,202	100.00

(a)	One share entitles the holder to one vote.
(b)	Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$41.40 as at 29 August 2008 was 3,061.

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Classification of holder
Corporate	101,537	19.33	2,326,446,541	69.27	10,815	54.81	1,949,100,760	87.36
Private	423,875	80.67	1,031,912,956	30.73	8,918	45.19	282,020,442	12.64
Total	525,412	100.00	3,358,359,497	100.00	19,733	100.00	2,231,121,202	100.00

11.3 Dividends

Policy

We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment provided that we generate sufficient profit and cash flow to do so.

Because the US dollar is our main reporting currency, we declare our dividends and other distributions in US dollars. BHP Billiton Limited pays its dividends in Australian dollars, British pounds, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in British pounds to shareholders registered on its principal register in the UK and South African rand to shareholders registered on its branch register in South Africa. If shareholders wish to alter the currency in which they receive dividends they must complete an appropriate election form and return it to the BHP Billiton Share Registrar no later than two days prior to the announcement of the next dividend.

Payments

BHP Billiton Limited shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on the shareholder’s country of residence as shown below.

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

11.4 Share price information

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

BHP Billiton Limited

BHP Billiton Limited		Ordinary shares (a)		American Depositary Shares (a)
		High A$	Low A$	High US$	Low US$

FY2003		10.66	8.22	12.65	8.90
FY2004		12.79	8.30	20.10	11.30
FY2005		19.50	12.41	31.01	17.36
FY2006		32.00	18.09	49.21	27.35
FY2007	First quarter	29.50	24.25	44.15	36.19
	Second quarter	28.23	24.76	43.67	36.57
	Third quarter	30.04	23.86	48.73	37.16
	Fourth quarter	35.38	29.15	60.39	48.51
FY2008	First quarter	44.60	32.44	79.84	52.27
	Second quarter	47.70	39.50	87.33	67.79
	Third quarter	40.85	31.00	75.75	57.82
	Fourth quarter	49.55	36.65	95.00	66.91

BHP Billiton Limited		Ordinary shares(a)		American Depositary Shares(a)
		High A$	Low A$	High US$	Low US$
Month of January 2008		40.85	31.00	72.25	57.82
Month of February 2008		39.85	35.85	75.75	65.80
Month of March 2008		39.80	33.87	74.30	62.81
Month of April 2008		45.10	36.65	85.32	66.91
Month of May 2008		49.55	42.90	95.00	80.00
Month of June 2008		45.88	41.80	86.77	79.22
Month of July 2008		44.40	36.65	82.86	69.45
Month of August 2008		41.75	35.82	72.00	63.96

(a)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

The total market capitalisation of BHP Billiton Limited at 30 June 2008 was A$146.8 billion, which represented approximately 10.52 per cent of the total market capitalisation of all companies listed on the ASX. The closing price for BHP Billiton Limited ordinary shares on the ASX on that date was A$43.70.

BHP Billiton Plc

BHP Billiton Plc		Ordinary shares (a)		American Depositary Shares (a)
		High UK pence	Low UK pence	High US$	Low US$
FY2003		351.50	259.50	11.25	5.07
FY2004		526.50	311.00	19.77	10.21
FY2005		776.50	474.75	30.23	17.49
FY2006		1,211.50	722.00	45.50	25.90
FY2007	First quarter	1,094.00	853.00	40.16	33.20
	Second quarter	1,060.00	870.00	40.37	33.33
	Third quarter	1,133.00	884.00	44.82	34.55
	Fourth quarter	1,390.00	1,125.00	56.40	45.00
FY2008	First quarter	1,750.00	1,183.00	71.91	47.83
	Second quarter	1,880.00	1,478.00	78.26	59.42
	Third quarter	1,680.00	1,235.00	66.43	51.19
	Fourth quarter	2,196.00	1,495.00	85.62	59.86

BHP Billiton Plc		Ordinary shares (a)		American Depositary Shares (a)
		High UK pence	Low UK pence	High US$	Low US$

Month of January 2008		1,597.00	1,235.00	63.17	51.19
Month of February 2008		1,662.00	1,469.00	66.43	58.20
Month of March 2008		1,680.00	1,361.00	66.02	55.38
Month of April 2008		1,927.00	1,495.00	76.05	59.86
Month of May 2008		2,196.00	1,790.00	85.62	71.12
Month of June 2008		1,950.00	1,791.00	77.48	70.93
Month of July 2008		1,841.00	1,540.00	74.18	61.25
Month of August 2008		1,718.00	1,468.00	63.87	56.79

(a)	Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.

The total market capitalisation of BHP Billiton Plc at 30 June 2008 was £43.3 billion, which represented approximately 2.65 per cent of the total market capitalisation of all companies listed on the LSE. The closing price for BHP Billiton Plc ordinary shares on the LSE on that date was £19.20.

11.5 Taxation

The taxation discussion below describes the material Australian income tax, UK tax and US federal income tax consequences to a US holder (as hereinafter defined) of owning BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. The discussion is based on the Australian, UK and US tax laws currently in effect, as well as on the double taxation convention between Australia and the US (the Australian Treaty), the double taxation convention between the UK and the US (the UK Treaty) and the estate tax conventions between the UK and the US (the UK–US Inheritance and Gift Tax Treaty). For purposes of this discussion, a US holder is a beneficial owner of ordinary shares or ADSs who is, for US federal income tax purposes, a citizen or individual resident of the US, a domestic corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

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

Dividends

Dividends paid by BHP Billiton Limited to a US holder who or which is a resident of Australia, or to a non-resident of Australia whose holding is effectively connected with a permanent establishment in Australia, may be subject to income tax.

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

No income or other tax is payable on any profit on disposal of ordinary shares or ADSs held by a US holder who or which is a non-resident of Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax. Under the Australian Treaty, if the profit is sourced in Australia, it will not be taxable in Australia if it represents business profits of an enterprise carried on by a US holder entitled to treaty benefits and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia. Australian capital gains tax will not generally apply to a disposal of the ordinary shares or ADSs by a US holder who or which is a non-resident of Australia unless the shares or ADSs have been acquired after 19 September 1985 and:

•	the ordinary shares or ADSs have been used by the US holder in carrying on a trade or business through a permanent establishment in Australia;

•

the US holder (together with associates) directly or indirectly owns or owned 10 per cent or more of the issued share capital of BHP Billiton Limited at the time of the disposal or throughout a 12-month period during the two years prior to the time of disposal and the underlying value of BHP Billiton Limited at the time of disposal is principally derived from taxable Australian real property; or

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

Dividends

Under US federal income tax laws, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Limited out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.

Dividends paid to a non-corporate US holder on shares or ADSs in taxable years beginning before 1 January 2011 will be taxable at the rate applicable to long-term capital gains (generally at a rate of 15 per cent) provided that the ADSs remain readily tradeable on an established securities market in the US and the US holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and does not enter into certain risk reduction transactions with respect to the shares or ADSs during the abovementioned holding period. In addition, a non-corporate US holder that elects to treat the dividend income as

‘investment income’ pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rate of taxation. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s tax basis, determined in US dollars, in the ordinary shares or ADSs and thereafter as a capital gain.

The amount of any cash distribution paid in any foreign currency will be equal to the US dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the US holder or, in the case of ADSs, by the Depositary, regardless of whether and when the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on the date received, the US holder generally should not recognise foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date received, the US holder will have a basis in the foreign currency equal to its US dollar value on the date received, and will recognise foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as US source ordinary income or loss.

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

Dividends will be income from sources outside the US, and generally will be ‘passive category’ income or, in the case of certain taxpayers, ‘general category’ income, which in either case is treated separately from each other and other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Sale of ordinary shares and ADSs

A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in those ordinary shares or ADSs. The capital gain of a non-corporate US holder that is recognised before 1 January 2011 is generally taxed at a rate of 15 per cent where the holder has a holding period greater than 12 months in the shares or ADSs sold. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

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

An individual who ceases to be resident in the UK for tax purposes while owning shares or ADSs and then disposes of those shares or ADSs while not UK resident may become subject to UK tax on capital gains if he/she subsequently becomes treated as UK resident again before five complete UK tax years of non UK residence has elapsed from the date he/she left the UK. In this situation US holders will generally be entitled to claim US tax paid on such a disposition as a credit against any corresponding UK tax payable.

UK inheritance tax

Under the current the UK–US Inheritance and Gift Tax Treaty between the UK and the US, ordinary shares or ADSs held by a US holder who is domiciled for the purposes of the UK–US Inheritance and Gift Tax Treaty in the US, and is not for the purposes of the UK–US Inheritance and Gift Tax Treaty a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the ordinary shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the ordinary shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ordinary shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the ordinary shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the ordinary shares or ADRs are subject to both UK inheritance tax and US federal gift or estate tax, the UK–US Inheritance and Gift Tax Treaty generally provides for double taxation to be relieved by means of credit relief.

UK stamp duty and stamp duty reserve tax

UK stamp duty or SDRT will, subject to certain exemptions, be payable on any issue or transfer of shares to the depository or their nominee where those shares are for inclusion in the ADS program at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale) or their value (if transferred for no consideration). No SDRT would be payable on the transfer of an ADR. No UK stamp duty should be payable on the transfer of an ADS provided that the instrument of transfer is executed and remains at all times outside the UK. Transfers of ordinary shares to persons other than the depository or their nominee will give rise to stamp duty or stamp duty reserve tax at the time of transfer. The relevant rate is currently 0.5 per cent of the amount payable for the shares. The purchaser normally pays the stamp duty or stamp duty reserve tax.

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

Dividends

Under US federal income tax laws, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes).

The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.

Dividends paid to a non-corporate US holder on shares or ADSs in taxable years beginning before 1 January 2011 will be taxable at the rate applicable to long-term capital gains (generally at a rate of 15 per cent) provided that the ADSs remain readily tradeable on an established securities market in the US and the US holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, and does not enter into certain risk reduction transactions with respect to the shares or ADSs during the abovementioned holding period. In addition, a non-corporate US holder that elects to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rate of taxation. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s tax basis, determined in US dollars, in the ordinary shares or ADSs and thereafter as a capital gain.

The amount of any cash distribution paid in any foreign currency will be equal to the US dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the US holder or, in the case of ADSs, by the Depositary, regardless of whether and when the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on the date received, the US holder generally should not recognise foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date received, the US holder will have a basis in the foreign currency equal to its US dollar value on the date received, and will recognise foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as US source ordinary income or loss.

Dividends will be income from sources outside the US, and generally will be ‘passive category’ income or, for certain taxpayers, ‘general category’ income, which in either case is treated separately from each other and other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Sale of ordinary shares and ADSs

A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in those ordinary shares or ADSs. The capital gain of a non-corporate US holder that is recognised before 1 January 2011 is generally taxed at a rate of 15 per cent where the holder has a holding period greater than 12 months in the shares or ADSs sold. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Important Notices

This document is issued subject to the Important Notices appearing below.

The Directors of BHP Billiton Limited and BHP Billiton Plc (‘BHP Billiton’) accept responsibility for the information contained in this report. Having taken all reasonable care to ensure that such is the case, the information contained in this report is, to the best of the knowledge and belief of the Directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its Directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the report or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its Directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited (‘Rio Tinto’) is based on public information which has not been independently verified.

This report is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. Neither this report nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this report should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton Group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and resources and project lives and, without limitation, other statements typically containing words such as ‘intends’, ‘expects’, ‘anticipates’, ‘targets’, ‘plans’, ‘estimates’ and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton’s and Rio Tinto’s filings with the US Securities and Exchange Commission (‘SEC’) (including in Annual Reports on Form 20-F) which are available at the SEC’s website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton Limited and BHP Billiton Plc (‘BHP Billiton’) plan to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the U.S. Securities and Exchange Commission (the ‘SEC’) a Registration Statement (the ‘Registration Statement’), which will contain a prospectus (the ‘Prospectus’), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

US INVESTORS AND US HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

12 EXHIBITS

Exhibit 1      Constitution

1.1	Constitution of BHP Billiton Limited

1.2	Constitution of BHP Billiton Plc

1.3	Memorandum and Articles of Association of BHP Billiton Plc

Exhibit 4      Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc.*

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.*

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.*

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited.*

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc.*

4.6	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel)***

4.7	Amendment Agreement dated 31 March, 2008 relating to the US$55 billion Multicurrency Term and Revolving Facility and Subscription Agreement dated 5 February 2008

4.8	BHP Billiton Ltd Group Incentive Scheme Rules 2004, dated August 2008

4.9	BHP Billiton Ltd Long Term Incentive Plan Rules, dated December 2007

4.10	BHP Billiton Plc Group Incentive Scheme Rules 2004, dated August 2008

4.11	BHP Billiton Plc Long Term Incentive Plan Rules, dated December 2007

Exhibit 8      List of Subsidiaries

8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc

Exhibit 12       Certifications

12.1	Certification by Chief Executive Officer, Mr Marius Kloppers, dated 15 September 2008

12.2	Certification by Chief Financial Officer, Mr Alex Vanselow, dated 15 September 2008

Exhibit 13      Certifications

13.1	Certification by Chief Executive Officer, Mr Marius Kloppers, and Chief Financial Officer, Mr Alex Vanselow, dated 15 September 2008

Exhibit 15

15.1	Consent of Independent Registered Public Accounting Firms KPMG and KPMG Audit Plc for incorporation by reference of audit report in registration statements on Form F-3 and Form S-8

*	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

**	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2003 on 23 October 2003.

***	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2005 on 3 October 2005.

SIGNATURE

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this annual report on their behalf.

BHP Billiton Limited BHP Billiton Plc

/s/ Alex Vanselow
Alex Vanselow Chief Financial Officer

Date: 15 September 2008

Supplementary oil and gas information - unaudited

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited BHP Billiton Group’s (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) internal control over financial reporting as of 30 June 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The BHP Billiton Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 5.11 Controls and procedures. Our responsibility is to express an opinion on BHP Billiton Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BHP Billiton Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2008 and 2007, and the related consolidated income statements, consolidated statements of recognized income and expense and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2008, and our report dated 15 September 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Audit Plc	/s/ KPMG
KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
15 September 2008	15 September 2008

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2008 and 2007, and the related consolidated income statements, consolidated statements of recognized income and expense and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2008. These consolidated financial statements are the responsibility of the BHP Billiton Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group as of 30 June 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three year period ended 30 June 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BHP Billiton Group’s internal control over financial reporting as of 30 June 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 15 September 2008 expressed an unqualified opinion on the effectiveness of BHP Billiton Group’s internal control over financial reporting.

As discussed in Note 1 of the consolidated financial statements, the BHP Billiton Group changed its method of accounting for interests in jointly controlled entities.

/s/ KPMG Audit Plc	/s/ KPMG
KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
15 September 2008	15 September 2008

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-3

Consolidated Income Statement

for the year ended 30 June 2008

	Notes	2008 US$M	2007 Restated (a) US$M	2006 Restated (a) US$M
Revenue
Group production		51,918	41,271	34,139
Third party products	2	7,555	6,202	4,960
Revenue	2	59,473	47,473	39,099
Other income	3	648	621	1,229
Expenses excluding net finance costs	4	(35,976)	(28,370)	(24,612)
Profit from operations		24,145	19,724	15,716
Comprising:
Group production	2	24,529	19,650	15,605
Third party products	2	(384)	74	111
	2	24,145	19,724	15,716
Financial income	6	293	264	222
Financial expenses	6	(955)	(776)	(822)
Net finance costs	6	(662)	(512)	(600)
Profit before taxation		23,483	19,212	15,116
Income tax expense	8	(6,798)	(5,305)	(4,122)
Royalty related taxation (net of income tax benefit)	8	(723)	(411)	(460)
Total taxation expense	8	(7,521)	(5,716)	(4,582)
Profit after taxation		15,962	13,496	10,534
Profit attributable to minority interests		572	80	84
Profit attributable to members of BHP Billiton Group		15,390	13,416	10,450

Earnings per ordinary share (basic) (US cents)	9	275.3	229.5	173.2
Earnings per ordinary share (diluted) (US cents)	9	275.1	229.0	172.4

Dividends per ordinary share – paid during the period (US cents)	10	56.0	38.5	32.0
Dividends per ordinary share – declared in respect of the period (US cents)	10	70.0	47.0	36.0

The accompanying notes form part of these financial statements.

(a) Comparative periods have been restated as described in note 1.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-4

Consolidated Statement of Recognised Income and Expense

for the year ended 30 June 2008

	Notes	2008 US$M	2007 US$M	2006 US$M
Profit after taxation		15,962	13,496	10,534
Amounts recognised directly in equity
Actuarial (losses)/gains on pension and medical schemes		(96)	79	111
Available for sale investments:
Valuation (losses)/gains taken to equity		(76)	147	(1)
Cash flow hedges:
Losses taken to equity		(383)	(50)	(27)
Losses transferred to the income statement		73	-	-
Gains transferred to the initial carrying amount of hedged items		(190)	(88)	(25)
Exchange fluctuations on translation of foreign operations		(21)	12	(1)
Tax on items recognised directly in, or transferred from, equity		306	82	4
Total amounts recognised directly in equity		(387)	182	61
Total recognised income and expense		15,575	13,678	10,595
Attributable to minority interests	24	571	82	84
Attributable to members of BHP Billiton Group	24	15,004	13,596	10,511

The accompanying notes form part of these financial statements.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-5

Consolidated Balance Sheet

as at 30 June 2008

	Notes	2008 US$M	2007 Restated (a) US$M
ASSETS
Current assets
Cash and cash equivalents	30	4,237	2,449
Trade and other receivables	11	9,801	6,239
Other financial assets	12	2,054	1,059
Inventories	13	4,971	3,744
Other		498	265
Total current assets		21,561	13,756
Non-current assets
Trade and other receivables	11	720	642
Other financial assets	12	1,448	899
Inventories	13	232	166
Property, plant and equipment	15	47,332	42,261
Intangible assets	16	625	713
Deferred tax assets	8	3,486	2,832
Other		485	135
Total non-current assets		54,328	47,648
Total assets		75,889	61,404
LIABILITIES
Current liabilities
Trade and other payables	17	6,774	5,137
Interest bearing liabilities	18	3,461	1,640
Other financial liabilities	19	2,088	655
Current tax payable		2,022	2,193
Provisions	20	1,596	1,383
Deferred income		418	299
Total current liabilities		16,359	11,307
Non-current liabilities
Trade and other payables	17	138	140
Interest bearing liabilities	18	9,234	10,780
Other financial liabilities	19	1,260	595
Deferred tax liabilities	8	3,116	2,260
Provisions	20	6,251	5,859
Deferred income		488	545
Total non-current liabilities		20,487	20,179
Total liabilities		36,846	31,486
Net assets		39,043	29,918

EQUITY
Share capital - BHP Billiton Limited	21	1,227	1,221
Share capital - BHP Billiton Plc	21	1,116	1,183
Treasury shares held	21	(514)	(1,457)
Reserves	22	750	991
Retained earnings	23	35,756	27,729
Total equity attributable to members of BHP Billiton Group		38,335	29,667
Minority interests	24	708	251
Total equity	24	39,043	29,918

The accompanying notes form part of these financial statements.

(a)	Comparative periods have been restated as described in note 1.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-6

Consolidated Cash Flow Statement

for the year ended 30 June 2008

	Notes	2008 US$M	2007 Restated (a) US$M	2006 Restated (a) US$M
Operating activities
Profit before taxation		23,483	19,212	15,116
Adjustments for:
Depreciation and amortisation expense		3,612	2,754	2,613
Exploration and evaluation expense (excluding impairment)		859	539	566
Net gain on sale of non-current assets		(129)	(101)	(600)
Impairments of property, plant and equipment, investments and intangibles		274	305	163
Employee share awards expense		97	72	61
Financial income and expenses		662	512	600
Other		(629)	(382)	32
Changes in assets and liabilities:
Trade and other receivables		(4,787)	(1,282)	(1,226)
Inventories		(1,313)	(732)	(427)
Net financial assets and liabilities		512	26	(58)
Trade and other payables		1,661	462	(52)
Provisions and other liabilities		1,188	589	(520)
Cash generated from operations		25,490	21,974	16,268
Dividends received		51	38	27
Interest received		169	139	132
Interest paid		(799)	(633)	(590)
Income tax paid		(5,867)	(5,007)	(3,853)
Royalty related taxation paid		(885)	(554)	(659)
Net operating cash flows		18,159	15,957	11,325
Investing activities
Purchases of property, plant and equipment		(7,558)	(7,129)	(5,876)
Exploration expenditure (including amounts expensed)		(1,350)	(805)	(771)
Purchase of intangibles		(16)	(18)	–
Purchases of financial assets		(166)	(38)	(65)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash		(154)	(701)	(531)
Cash outflows from investing activities		(9,244)	(8,691)	(7,243)
Proceeds from sale of property, plant and equipment		43	77	103
Proceeds from sale of financial assets		59	98	153
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash		78	203	844
Net investing cash flows		(9,064)	(8,313)	(6,143)
Financing activities
Proceeds from ordinary share issues		24	22	34
Proceeds from interest bearing liabilities		9,478	7,395	6,273
Repayment of interest bearing liabilities		(10,228)	(5,781)	(7,518)
Purchase of shares by Employee Share Ownership Plan Trusts		(250)	(165)	(187)
Share buy back - BHP Billiton Limited		–	(2,824)	(1,619)
Share buy back - BHP Billiton Plc		(3,115)	(2,917)	(409)
Dividends paid		(3,135)	(2,271)	(1,936)
Dividends paid to minority interests		(115)	(68)	(190)
Net financing cash flows		(7,341)	(6,609)	(5,552)
Net increase/(decrease) in cash and cash equivalents		1,754	1,035	(370)
Cash and cash equivalents, net of overdrafts, at beginning of year		2,398	1,351	1,720
Effect of foreign currency exchange rate changes on cash and cash equivalents		21	12	1
Cash and cash equivalents, net of overdrafts, at end of year	30	4,173	2,398	1,351

The accompanying notes form part of these financial statements.

(a)	Comparative periods have been restated as described in note 1.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-7

Notes to the Financial Statements

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

The effect of the DLC merger is that BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) and BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) operate together as a single economic entity (the Group). Under the arrangements:

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

Treatment of the DLC merger for accounting purposes

The basis of accounting for the DLC merger was established under Australian and UK Generally Accepted Accounting Principles (GAAP), pursuant to the requirements of the Australian Securities and Investments Commission (ASIC) Practice Note 71 ‘Financial Reporting by Australian Entities in Dual-Listed Company Arrangements’, an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, and in accordance with the UK Companies Act 1985. In accordance with the transitional provisions of IFRS 1/AASB 1 ‘First-time Adoption of International Financial Reporting Standards’, the same basis of accounting is applied under International Financial Reporting Standards. Accordingly, these financial statements consolidate the Group as follows:

•	Results for the years ended 30 June 2008, 30 June 2007 and 30 June 2006 are of the consolidated entity comprising the BHP Billiton Plc Group and the BHP Billiton Limited Group

•	Assets and liabilities of the BHP Billiton Plc Group and the BHP Billiton Limited Group were consolidated at the date of the merger at their existing carrying amounts

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-8

Notes to the Financial Statements continued

1 Accounting policies continued

Basis of preparation

This general purpose financial report for the year ended 30 June 2008 has been prepared in accordance with the requirements of the UK Companies Act 1985 and Australian Corporations Act 2001 and with:

•

Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board (AASB) and interpretations effective as of 30 June 2008

•	International Financial Reporting Standards and interpretations as adopted by the European Union (EU) effective as of 30 June 2008
•	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board effective as of 30 June 2008
•	those standards and interpretations adopted early for each applicable reporting period as described below

The above standards and interpretations are collectively referred to as ‘IFRS’ in this report.

The principal standards that have been adopted for the first time in these financial statements are:

•

IFRS 7/AASB 7 ‘Financial Instruments: Disclosures’. IFRS 7/AASB 7 modifies the basis and details of disclosures concerning financial instruments, but does not impact the recognition or measurement of financial instruments

•	Amendment to IAS 1/AASB 101 ‘Presentation of Financial Statements’. This amendment requires new disclosures concerning the objectives, policies and processes for managing capital

•

AASB 2007-4 ‘Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments’. AASB 2007-4 reinstates optional accounting treatments permitted by IFRS that were not initially available under Australian Accounting Standards. Refer ‘Change in accounting policy’ below for the impact of the adoption of AASB 2007-4 on the financial statements

The following standards and interpretations may have an impact on the Group but are not yet effective. These standards and interpretations are available for early adoption in the 30 June 2008 financial year (other than in the EU) but have not been applied in the preparation of these financial statements:

•

IFRIC 12/AASB Interpretation 12 ‘Service Concession Arrangements’ addresses accounting for obligations undertaken and the rights received in service concession arrangements by service concession operators

•

IFRIC 14/AASB Interpretation 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ provides guidance on how to assess the limit on the amount of the surplus that can be recognised as an asset for Defined Benefit Funds in IFRS 19/AASB 119 ‘Employee Benefits’

•	Amendment to IFRS 2/AASB 2 ‘Share-based Payment’ modifies the definition of vesting conditions and broadens the scope of accounting for cancellations

•

Amendment to IFRS 3/AASB 3 ‘Business Combinations’. This amendment modifies the application of acquisition accounting for business combinations. Associated amendments to IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’ change the accounting for non-controlling interests

•	IFRS 8/AASB 8 ‘Operating Segments’ specifies the basis and details of disclosure concerning operating segments

•

Amendment to IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’ results in the removal of the definition of the cost method resulting in all dividends being recognised as income as well as prescribing accounting for new non-operating holding companies

•

‘Improvements to IFRSs (2008)’/AASB 2008-5 ‘Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ and AASB 2008-6 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ include a collection of minor amendments to IFRS

The potential impacts on the financial statements of the Group of adopting these standards and interpretations have not yet been determined. Except for IFRS 8/AASB 8 ‘Operating Segments’ none of the above have been endorsed by the EU and hence are not available for early adoption in the EU.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-9

Notes to the Financial Statements continued

1 Accounting policies continued

Basis of measurement

The financial report is drawn up on the basis of historical cost principles, except for derivative financial instruments and certain other financial assets which are carried at fair value.

Currency of presentation

All amounts are expressed in millions of US dollars, unless otherwise stated, consistent with the predominant functional currency of the Group’s operations.

Change in accounting policy

The accounting policies have been consistently applied by all entities included in the Group consolidated financial report and are consistent with those applied in all prior years presented, except for the impact of adopting AASB 2007-4 ‘Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments’. AASB 2007-4 reinstates optional accounting treatments permitted by IFRS that were not initially available under Australian Accounting Standards. The principal impacts of AASB 2007-4 are described below.

Proportionate consolidation

As permitted by AASB 2007-4 ‘Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments’ and IAS 31 ‘Interests in Joint Ventures’, the Group has adopted the policy of recognising its proportionate interests in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognised using the equity method. The Group believes the change in policy to proportionate consolidation of jointly controlled entities provides more relevant information about the financial performance and financial position of the Group.

Following this change in policy, comparative information has been restated for all periods included in these financial statements, with the impact summarised below. There was no impact on profit after taxation, profit attributable to members of the Group, total equity or the Group’s earnings per share in the current or comparative periods.

Consolidated Income Statement	Year ended 30 June 2007		Year ended 30 June 2006
	Restated US$M	Published US$M	Restated US$M	Published US$M
Revenue	47,473	39,498	39,099	32,153
Other income	621	588	1,229	1,227
Expenses excluding net finance costs	(28,370)	(26,352)	(24,612)	(22,403)
Share of profits from jointly controlled entities	-	4,667	-	3,694
Net finance costs	(512)	(390)	(600)	(505)
Total taxation expense	(5,716)	(4,515)	(4,582)	(3,632)
Profit after taxation	13,496	13,496	10,534	10,534

Consolidated Balance Sheet	30 June 2007
	Restated US$M	Published US$M
Current and non-current assets:
Cash and cash equivalents	2,449	1,937
Trade and other receivables	6,881	5,499
Other financial assets	1,958	1,968
Inventories	3,910	3,409
Investments in jointly controlled entities	-	4,924
Property, plant and equipment	42,261	36,705
Intangible assets	713	615
Deferred tax assets	2,832	2,810
Other assets	400	301
Total assets	61,404	58,168
Current and non-current liabilities:
Trade and other payables	5,277	4,869
Interest bearing liabilities	12,420	10,643
Other financial liabilities	1,250	1,107
Current tax payable	2,193	2,102
Deferred tax liabilities	2,260	1,822
Provisions	7,242	6,860
Deferred income	844	847
Total liabilities	31,486	28,250
Net assets/Total equity	29,918	29,918

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-10

Notes to the Financial Statements continued

1 Accounting policies continued

Consolidated Cash Flow Statement	Year ended 30 June 2007		Year ended 30 June 2006
	Restated US$M	Published US$M	Restated US$M	Published US$M
Net operating cash flows	15,957	15,595	11,325	10,476
Net investing cash flows	(8,313)	(7,624)	(6,143)	(5,512)
Net financing cash flows	(6,609)	(6,843)	(5,552)	(5,412)

Cash flow presentation

The Group has also elected to adopt the indirect method of cash flow presentation as permitted by AASB 2007-4 ‘Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments’ and IAS 7 ‘Cash Flow Statements’. The Group believes this change in presentation more effectively conveys the relationship between its financial performance and operating cash flows.

Principles of consolidation

The financial report of the Group includes the consolidation of BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control exists where either parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases. Where the Group’s interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in minority interests. The effects of all transactions between entities within the Group have been eliminated.

Joint ventures

The Group undertakes a number of business activities through joint ventures. Joint ventures are established through contractual arrangements that require the unanimous consent of each of the venturers regarding the strategic financial and operating policies of the venture (joint control). The Group’s joint ventures are of two types:

Jointly controlled entities

A jointly controlled entity is a corporation, partnership or other entity in which each participant holds an interest. A jointly controlled entity operates in the same way as other entities, controlling the assets of the joint venture, earning its own income and incurring its own liabilities and expenses. Interests in jointly controlled entities are accounted for using the proportional consolidation method, whereby the Group’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognised within each applicable line item of the financial statements. The share of jointly controlled entities’ results is recognised in the Group’s financial statements from the date that joint control commences until the date at which it ceases.

Jointly controlled assets and operations

The Group has certain contractual arrangements with other participants to engage in joint activities that do not give rise to a jointly controlled entity. These arrangements involve the joint ownership of assets dedicated to the purposes of each venture but do not create a jointly controlled entity as the venturers directly derive the benefits of operation of their jointly owned assets, rather than deriving returns from an interest in a separate entity.

The financial report of the Group includes its share of the assets in such joint ventures, together with the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement, which are usually in proportion to the Group’s interest in the jointly controlled assets.

Business combinations

Business combinations occurring after 1 July 2004 are accounted for in accordance with the policy stated below. Business combinations prior to this date have been accounted for in accordance with the Group’s previous policies under UK GAAP and Australian GAAP and have not been restated.

Business combinations are accounted for by applying the purchase method of accounting, whereby the purchase consideration of the combination is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Mineral rights that can be reliably valued are recognised in the assessment of fair values on acquisition. Other potential mineral rights for which values cannot be reliably determined are not recognised.

Goodwill

Where the fair value of consideration paid for a business acquisition exceeds the fair values attributable to the Group’s share of the identifiable net assets acquired, the difference is treated as purchased goodwill. Where the fair value of the Group’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognised in the income statement. Goodwill is not amortised, however its carrying amount is assessed annually against its recoverable amount as explained below under ‘Impairment of non-current assets’. On the subsequent disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the profit or loss on disposal or termination.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-11

Notes to the Financial Statements continued

1 Accounting policies continued

Intangible assets

Amounts paid for the acquisition of identifiable intangible assets, such as software and licences, are capitalised at the fair value of consideration paid and are recorded at cost less accumulated amortisation and impairment charges. Identifiable intangible assets with a finite life are amortised on a straight-line basis over their expected useful life, which is typically no greater than eight years. The Group has no identifiable intangible assets for which the expected useful life is indefinite.

Foreign currencies

The Group’s reporting currency and the functional currency of the majority of its operations is the US dollar as this is the principal currency of the economic environments in which they operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are recorded using the exchange rate ruling at the date of the underlying transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at year end and the gains or losses on retranslation are included in the income statement, with the exception of foreign exchange gains or losses on foreign currency provisions for site closure and rehabilitation, which are capitalised in property, plant and equipment for operating sites.

Exchange variations resulting from the retranslation at closing rate of the net investments in subsidiaries and joint ventures arising after 1 July 2004 are accounted for in accordance with the policy stated below. Exchange variations arising before this date were transferred to retained earnings at the date of transition to IFRS.

Subsidiaries and joint ventures that have functional currencies other than US dollars translate their income statement items to US dollars at the date of each transaction. Assets and liabilities are translated at exchange rates prevailing at year end. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint ventures, together with differences between their income statement items translated at actual and closing rates, are recognised in the foreign currency translation reserve. For the purpose of foreign currency translation, the net investment in a foreign operation is determined inclusive of foreign currency intercompany balances for which settlement is neither planned nor likely to occur in the foreseeable future. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is recognised in the income statement at the time of disposal.

Share-based payments

The fair value at grant date of equity settled share awards granted on or after 8 November 2002 is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the employee share awards reserve. The fair value of awards is calculated using an option pricing model which considers the following factors:

•	exercise price

•	expected life of the award

•	current market price of the underlying shares

•	expected volatility

•	expected dividends

•	risk-free interest rate

•	market-based performance hurdles

For equity settled share awards granted on or before 7 November 2002 and that remained unvested at 1 July 2004, the estimated cost of share awards is charged to the income statement from grant date to the date of expected vesting. The estimated cost of awards is based on the market value of shares at the grant date or the intrinsic value of options awarded, adjusted to reflect the impact of performance conditions, where applicable.

Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed. Where shares in BHP Billiton Limited or BHP Billiton Plc are acquired by on-market purchases prior to settling vested entitlements, the cost of the acquired shares is carried as treasury shares and deducted from equity. When awards are satisfied by delivery of acquired shares, any difference between their acquisition cost and the remuneration expense recognised is charged directly to retained earnings. The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in equity as part of the employee share awards reserve.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-12

Notes to the Financial Statements continued

1 Accounting policies continued

Sales revenue

Revenue from the sale of goods and disposal of other assets is recognised when persuasive evidence, usually in the form of an executed sales agreement, or an arrangement exists, indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectability is reasonably assured. This is generally when title passes.

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

For certain commodities, the sales price is determined on a provisional basis at the date of sale; adjustments to the sales price subsequently occurs based on movements in quoted market or contractual prices up to the date of final pricing. The period between provisional invoicing and final pricing is typically between 60 and 120 days. Revenue on provisionally priced sales is recognised based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue. In all cases, fair value is estimated by reference to forward market prices.

Revenue is not reduced for royalties and other taxes payable from the Group’s production.

The Group separately discloses sales of Group production from sales of third party products due to the significant difference in profit margin earned on these sales.

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

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset (such as licences). As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-13

Notes to the Financial Statements continued

1 Accounting policies continued

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as ‘Assets under construction’, and is disclosed as a component of property, plant and equipment. All subsequent development expenditure is capitalised and classified as ‘Assets under construction’. Development expenditure is net of proceeds from the sale of ore extracted during the development phase. On completion of development, all assets included in ‘Assets under construction’ are reclassified as either ‘Plant and equipment’ or ‘Other mineral assets’.

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

Other mineral assets

Other mineral assets comprise:

•	Capitalised exploration, evaluation and development expenditure (including development stripping) for properties now in production
•	Mineral rights and petroleum interests acquired
•	Production stripping (as described below in ‘Overburden removal costs’)

The Group’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all declared reserves on the leased properties to be mined in accordance with current production schedules.

Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date of commissioning. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis using estimated lives indicated below, except that where assets are dedicated to a mine or petroleum lease the below useful lives are subject to the lesser of the asset category’s useful life and the life of the mine or lease, unless the assets are readily transferable to another productive mine or lease:

• Buildings	–	25 to 50 years

• Land	–	not depreciated

• Plant and equipment	–	3 to 30 years straight-line

• Mineral rights	–	based on reserves on a unit of production basis

• Petroleum interests	–	based on the proved developed oil and gas reserves on a unit of production basis

• Capitalised exploration, evaluation and development expenditure	–	based on applicable reserves on a unit of production basis

Leased assets

Assets held under leases which result in the Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised at the lower of the fair value of the property, plant and equipment or the estimated present value of the minimum lease payments.

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

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-14

Notes to the Financial Statements continued

1 Accounting policies continued

Impairment of non-current assets

Formal impairment tests are carried out annually for goodwill. Formal impairment tests for all other assets are performed when there is an indication of impairment. At each reporting date, an assessment is made to determine whether there are any indications of impairment. The Group conducts annually an internal review of asset values which is used as a source of information to assess for any indications of impairment. External factors, such as changes in expected future processes, costs and other market factors are also monitored to assess for indications of impairment. If any indication of impairment exists an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use.

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

Overburden removal costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are initially capitalised as ‘assets under construction’. Capitalisation of development stripping costs ceases at the time that saleable material begins to be extracted from the mine. On completion of development, all assets included in ‘assets under construction’ are transferred to ‘other mineral assets’.

Removal of waste material normally continues throughout the life of a mine. Production stripping commences at the time that saleable materials begin to be extracted from the mine. The costs of production stripping are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

•	All costs are initially charged to the income statement and classified as operating costs
•

When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised to ‘Other mineral assets’

•	In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs

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

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-15

Notes to the Financial Statements continued

1 Accounting policies continued

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

Deferred tax is provided using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences. The tax effect of certain temporary differences is not recognised, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable profit); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Group is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax recognised is based on the expected manner and timing of realisation or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis.

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

Provision for employee benefits

Provision is made in the financial statements for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the Group’s liability, including obligations for funding shortfalls, is determined after deducting the fair value of dedicated assets of such funds.

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

The liability for long service leave for which settlement within 12 months of the reporting date cannot be deferred is recognised in the current provision for employee benefits and is measured in accordance with annual leave described above. The liability for long service leave for which settlement can be deferred beyond 12 months from the reporting date is recognised in the non-current provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-16

Notes to the Financial Statements continued

1 Accounting policies continued

Superannuation, pensions and other post-retirement benefits

The Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards.

For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the pension charge is calculated on the basis of contributions payable.

For defined benefit schemes, the cost of providing pensions is charged to the income statement so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses are recognised directly in equity. An asset or liability is consequently recognised in the balance sheet based on the present value of defined benefit obligations, less any unrecognised past service costs and the fair value of plan assets, except that any such asset can not exceed the total of unrecognised past service costs and the present value of refunds from and reductions in future contributions to the plan. Defined benefit obligations are estimated by discounting expected future payments using market yields at the reporting date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

Certain Group companies provide post-retirement medical benefits to qualifying retirees. In some cases the benefits are provided through medical care schemes to which the Group, the employees, the retirees and covered family members contribute. In some schemes there is no funding of the benefits before retirement. These schemes are recognised on the same basis as described above for defined benefit pension schemes.

Closure and rehabilitation

The mining, extraction and processing activities of the Group normally give rise to obligations for site closure or rehabilitation. Closure and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Group’s environmental policies.

Provisions for the cost of each closure and rehabilitation program are recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.

The timing of the actual closure and rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions, the principles of our Charter and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and rehabilitation requirements. The majority of the expenditure is expected to be paid over periods of up to 50 years with some payments into perpetuity.

Closure and rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the country in which the operation is located. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, Group environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of closure and rehabilitation activities is recognised in Property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognised in financial expenses.

Closure and rehabilitation provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of the related assets, in which case the capitalised cost is reduced to nil and the remaining adjustment is recognised in the income statement. In the case of closed sites, changes to estimated costs are recognised immediately in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation and financial charges. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved. Factors influencing those changes include:

•	revisions to estimated reserves, resources and lives of operations
•	developments in technology
•	regulatory requirements and environmental management strategies

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-17

Notes to the Financial Statements continued

1 Accounting policies continued

•	changes in the estimated costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates
•	movements in interest rates affecting the discount rate applied

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

Derivatives, including those embedded in other contractual arrangements but separated for accounting purposes because they are not clearly and closely related to the host contract, are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss on remeasurement depends on whether the derivative is designated as a hedging instrument, and, if so, the nature of the item being hedged. The measurement of fair value is based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

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

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-18

Notes to the Financial Statements continued

1 Accounting policies continued

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

The Group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Group’s properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The Group determines and reports ore reserves in Australia and the UK under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. Reserve reporting requirements for SEC (United States of America) filings are specified in Industry Guide 7 which requires economic assumptions to be based on current economic conditions, which may differ from assumptions based on reasonable investment assumptions. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves. Accordingly, for SEC filings, assumed future selling prices are based on existing contract prices for commodities sold under long-term contracts, such as iron ore and coal, and the three-year historical average for commodities that are traded on the London Metals Exchange, such as copper and nickel.

Oil and gas reserves reported in Australia and the UK, and the US for SEC filing purposes, are based on prices prevailing at the time of the estimates as required under Statement of Financial Accounting Standards No. 69 ‘Disclosures about Oil and Gas Producing Activities’, issued by the US Financial Accounting Standards Board.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated future cash flows
•

Depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change

•	Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation
•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities
•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits

Exploration and evaluation expenditure

The Group’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-19

Notes to the Financial Statements continued

1 Accounting policies continued

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

Property, plant and equipment – recoverable amount

In accordance with the Group’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves (see ‘Reserve estimates’ above), operating costs, closure and rehabilitation costs and future capital expenditure. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the income statement.

Defined benefit superannuation schemes

The accounting policy for defined benefit superannuation schemes requires management to make judgements as to the nature of benefits provided by each scheme and thereby determine the classification of each scheme. For defined benefit schemes, management is required to make annual estimates and assumptions about future returns on classes of scheme assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining periods of service of employees. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries. Where actual experience differs to these estimates, actuarial gains and losses are recognised directly in equity. Refer to note 34 for details of the key assumptions.

Provision for closure and rehabilitation

The Group’s accounting policy for the recognition of closure and rehabilitation provisions requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the closure and rehabilitation asset and provision. For closed sites, changes to estimated costs are recognised immediately in the income statement.

In addition to the uncertainties noted above, certain closure and rehabilitation activities are subject to legal disputes and depending on the ultimate resolution of these issues the final liability for these matters could vary.

Taxation

The Group’s accounting policy for taxation requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-20

Notes to the Financial Statements continued

1 Accounting policies continued

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial report:

	Average year ended 30 June 2008	Average year ended 30 June 2007	Average year ended 30 June 2006	As at 30 June 2008	As at 30 June 2007	As at 30 June 2006
Australian dollar (a)	0.90	0.79	0.75	0.96	0.85	0.74
Brazilian real	1.78	2.10	2.24	1.60	1.93	2.18
Canadian dollar	1.01	1.13	1.16	1.01	1.06	1.11
Chilean peso	489	534	532	522	528	546
Colombian peso	1,935	2,247	2,324	1,899	1,960	2,635
South African rand	7.29	7.20	6.41	7.91	7.08	7.12
Euro	0.68	0.77	0.82	0.63	0.74	0.78
UK pound sterling	0.50	0.52	0.56	0.50	0.50	0.55

(a)	Displayed as US$ to A$1 based on common convention.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-21

Notes to the Financial Statements continued

2 Business and geographical segments

Business segments

We operate nine Customer Sector Groups aligned with the commodities which we extract and market:

Customer Sector Group	Principal activities
Petroleum	Oil and gas exploration, production, development and marketing

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining and marketing of thermal (energy) coal

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments. Exploration and technology activities, which were previously recognised as part of Group and unallocated items, are now recognised within relevant segments as a result of a change in management responsibilities over such activities. This change in segment reporting has been reflected in all periods presented and resulted in operating costs of US$149 million (30 June 2007: US$139 million; 30 June 2006: US$134 million) being reported in individual segments rather than Group and unallocated items. Amounts allocated to any individual segment are insignificant.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-22

Notes to the Financial Statements continued

2 Business and geographical segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2008
Revenue
Group production	7,997	4,675	13,231	969	5,040	9,246	2,844	3,818	3,921	-	51,741
Third party product	653	1,071	1,543	-	48	108	68	61	2,639	1,364	7,555
Rendering of services	10	-	-	-	-	63	-	62	-	42	177
Inter-segment revenue	887	-	-	-	-	38	-	-	-	(925)	-
Segment revenue	9,547	5,746	14,774	969	5,088	9,455	2,912	3,941	6,560	481	59,473
Segment result	5,486	1,427	7,890	180	1,237	4,631	1,644	936	1,057	(343)	24,145
Other attributable income(a)	3	38	-	9	-	-	-	1	-	(51)	-
Profit from operations	5,489	1,465	7,890	189	1,237	4,631	1,644	937	1,057	(394)	24,145
Net finance costs											(662)
Taxation											(6,798)
Royalty related taxation											(723)
Profit after taxation											15,962

Adjusted EBITDA	6,679	1,774	8,557	367	1,743	5,086	1,694	1,236	1,306	(242)	28,200
Other significant non-cash items	(22)	1	100	(3)	(4)	(124)	(2)	(27)	20	(108)	(169)
EBITDA (b)	6,657	1,775	8,657	364	1,739	4,962	1,692	1,209	1,326	(350)	28,031
Depreciation and amortisation	(1,113)	(309)	(658)	(142)	(450)	(331)	(48)	(272)	(241)	(48)	(3,612)
Impairment (losses)/reversals recognised	(55)	(1)	(109)	(33)	(52)	-	-	-	(28)	4	(274)
Profit from operations	5,489	1,465	7,890	189	1,237	4,631	1,644	937	1,057	(394)	24,145
Profit from group production	5,483	1,445	8,091	189	1,237	4,748	1,644	941	1,146	(395)	24,529
Profit from third party production	6	20	(201)	-	-	(117)	-	(4)	(89)	1	(384)
Capital expenditure	2,116	556	989	123	1,191	1,832	155	500	438	29	7,929
Segment assets	11,973	7,672	15,356	1,964	8,477	8,656	1,688	3,916	5,173	11,014	75,889
Segment liabilities	3,037	1,308	4,197	270	1,202	1,862	534	1,269	3,174	19,993	36,846

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-23

Notes to the Financial Statements continued

2 Business and geographical segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2007
Revenue
Group production	4,846	4,564	10,756	893	6,800	5,421	1,149	3,712	2,980	14	41,135
Third party product	454	1,315	1,879	-	101	29	95	10	1,595	724	6,202
Rendering of services	7	-	-	-	-	55	-	41	1	32	136
Inter-segment revenue	578	-	-	-	-	19	-	6	-	(603)	-
Segment revenue	5,885	5,879	12,635	893	6,901	5,524	1,244	3,769	4,576	167	47,473
Segment result	3,007	1,833	6,875	189	3,665	2,728	253	1,246	255	(327)	19,724
Other attributable income (a)	7	23	-	8	10	-	-	1	50	(99)	-
Profit from operations	3,014	1,856	6,875	197	3,675	2,728	253	1,247	305	(426)	19,724

Net finance costs											(512)
Taxation											(5,305)
Royalty related taxation											(411)
Profit after taxation											13,496

Adjusted EBITDA	3,794	2,111	7,309	317	3,946	2,972	294	1,510	761	(318)	22,696
Other significant non-cash items	(4)	28	139	(2)	4	(24)	(1)	(3)	10	(60)	87

EBITDA (b)	3,790	2,139	7,448	315	3,950	2,948	293	1,507	771	(378)	22,783
Depreciation and amortisation	(694)	(268)	(565)	(118)	(275)	(220)	(40)	(238)	(290)	(46)	(2,754)
Impairment (losses)/reversals recognised	(82)	(15)	(8)	-	-	-	-	(22)	(176)	(2)	(305)
Profit from operations	3,014	1,856	6,875	197	3,675	2,728	253	1,247	305	(426)	19,724

Profit from group production	3,010	1,830	6,963	197	3,675	2,729	251	1,246	175	(426)	19,650
Profit from third party production	4	26	(88)	-	-	(1)	2	1	130	-	74

Capital expenditure	1,703	369	868	164	1,509	1,517	72	557	316	41	7,116
Segment assets	9,588	7,184	14,459	1,979	7,745	5,467	971	3,083	4,122	6,806	61,404
Segment liabilities	2,527	1,006	3,505	220	1,150	1,211	381	910	2,276	18,300	31,486

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-24

Notes to the Financial Statements continued

2 Business and geographical segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2006
Revenue
Group production	4,797	3,704	9,034	1,263	2,916	4,735	965	3,926	2,713	5	34,058
Third party product	321	1,374	1,259	-	37	15	72	1	1,252	629	4,960
Rendering of services	3	6	1	-	-	32	-	6	-	33	81
Inter-segment revenue	109	-	-	-	2	-	-	8	-	(119)	-
Segment revenue	5,230	5,084	10,294	1,263	2,955	4,782	1,037	3,941	3,965	548	39,099
Segment result	2,963	1,149	5,873	281	878	2,533	124	1,833	326	(244)	15,716
Other attributable income (a)	5	37	-	6	-	-	8	1	-	(57)	-
Profit from operations	2,968	1,186	5,873	287	878	2,533	132	1,834	326	(301)	15,716

Net finance costs											(600)
Taxation											(4,122)
Royalty related taxation											(460)

Profit after taxation											10,534

Adjusted EBITDA	3,802	1,456	6,159	407	1,115	2,697	172	2,006	596	(185)	18,225
Other significant non-cash items	(7)	46	286	(3)	6	9	(1)	(6)	13	(76)	267

EBITDA (b)	3,795	1,502	6,445	404	1,121	2,706	171	2,000	609	(261)	18,492
Depreciation and amortisation	(724)	(266)	(564)	(117)	(243)	(173)	(38)	(166)	(283)	(39)	(2,613)
Impairment (losses) / reversals recognised	(103)	(50)	(8)	-	-	-	(1)	-	-	(1)	(163)
Profit from operations	2,968	1,186	5,873	287	878	2,533	132	1,834	326	(301)	15,716

Profit from group production	2,963	1,110	5,877	287	878	2,531	137	1,834	289	(301)	15,605
Profit from third party production	5	76	(4)	-	-	2	(5)	-	37	-	111
Capital expenditure	1,133	377	1,292	215	1,423	1,017	45	677	181	41	6,401
Segment assets	7,559	6,943	13,690	1,973	5,692	4,073	859	2,649	3,726	4,179	51,343
Segment liabilities	2,236	1,048	3,383	218	898	1,229	344	791	1,798	14,943	26,888

(a)	Other attributable income represents external dividend income and profit from the sale of investments that do not form part of the segment result.
(b)	EBITDA is profit from operations, before depreciation, amortisation and impairments.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-25

Notes to Financial Statements continued

2 Business and geographical segments continued

Geographical segments

	2008
	Segment revenue by location of customer US$M	Segment assets by location of assets US$M	Segment capital expenditure US$M
Europe	14,349	7,908	18
China	11,670	-	-
Japan	6,885	-	-
Other Asia	6,411	-	-
Australia	5,841	31,618	4,961
North America	4,771	8,388	1,144
South Korea	3,700	-	-
South America	2,640	12,181	1,374
Southern Africa	2,003	5,079	323
Rest of World	1,203	1,489	109
Unallocated assets	-	9,226	-
BHP Billiton Group	59,473	75,889	7,929

	2007
	Segment revenue by location of customer US$M	Segment assets by location of assets US$M	Segment capital expenditure US$M
Europe	12,485	3,959	30
China	9,292	-	-
Other Asia	5,471	-	-
Japan	5,337	-	-
Australia	4,334	26,883	4,319
North America	3,205	7,005	1,168
South Korea	2,574	-	-
South America	1,966	10,944	1,282
Southern Africa	1,748	5,268	224
Rest of World	1,061	1,255	93
Unallocated assets	-	6,090	-
BHP Billiton Group	47,473	61,404	7,116

	2006
	Segment revenue by location of customer US$M	Segment assets by location of assets US$M	Segment capital expenditure US$M
Europe	11,663	4,473	49
China	6,557	-	-
Japan	5,177	-	-
Australia	3,548	23,002	3,813
Other Asia	3,254	-	-
North America	2,615	5,707	832
South Korea	2,143	-	-
South America	1,848	9,216	1,459
Southern Africa	1,439	5,193	201
Rest of World	855	734	47
Unallocated assets	-	3,018	-
BHP Billiton Group	39,099	51,343	6,401

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-26

Notes to Financial Statements continued

3 Other income

	2008 US$M	2007 US$M	2006 US$M
Dividend income	53	43	40
Royalties	18	6	5
Rental income	7	5	5
Gains/(losses) on sale of property, plant and equipment	64	(21)	51
(Losses)/gains on sale of investments	(1)	60	19
Gains on sale of operations	66	62	530
Other income	441	466	579
Total other income	648	621	1,229

4 Expenses

	2008 US$M	2007 US$M	2006 US$M
Changes in inventories of finished goods and work in progress	(750)	(489)	(332)
Raw materials and consumables used	7,529	6,857	5,685
Employee benefits expense	4,271	3,451	3,133
External services (including transportation)	8,947	6,222	6,108
Third party commodity purchases	7,820	6,169	4,907
Net foreign exchange losses/(gains)	243	233	(9)
Research and development costs before crediting related grants	244	169	76
Fair value change on derivatives (a)	433	33	79
Fair value change on other financial assets (a)	-	-	(2)
Government royalties paid and payable	1,369	1,030	825
Depreciation and amortisation expense	3,612	2,754	2,613
Exploration and evaluation expenditure incurred and expensed in the current period	859	539	566
Exploration and evaluation expenditure previously capitalised, written off as unsuccessful or abandoned	47	82	79
Reversal of previously written off capitalised exploration and evaluation expenditure	-	-	(8)
Impairment of property, plant and equipment	90	183	89
Reversal of previously impaired property, plant and equipment	-	-	(2)
Impairment of goodwill and other intangible assets	-	45	5
Reversal of previously impaired other intangible assets	-	(5)	-
Reduction of previously recognised goodwill (b)	137	-	-
Operating lease rentals	451	501	254
All other operating expenses	674	596	546
Total expenses	35,976	28,370	24,612

(a)	Fair value change on derivatives includes realised gains of US$207 million (2007: US$136 million realised gains; 2006: US$265 million realised losses) and unrealised losses of US$640 million (2007: US$169 million unrealised losses, 2006: US$186 million unrealised gains). Fair value change on other financial assets includes unrealised gains of US$ nil (2007: US$ nil; 2006: US$2 million).
(b)	Comprises US$137 million reduction in goodwill arising as a consequence of the recognition of a benefit of tax losses in respect of the acquisition of WMC Resources Ltd. Refer to note 5.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-27

Notes to Financial Statements continued

5 Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial report. Such items included within the Group profit for the year are detailed below.

Year ended 30 June 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	(137)	159	22
	(137)	159	22
Exceptional items by Customer Sector Group
Base Metals	(99)	(34)	(133)
Stainless Steel Materials	(38)	(4)	(42)
Group and unallocated	-	197	197
	(137)	159	22

Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill

Tax losses incurred by WMC Resources Ltd (WMC) were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Taxation Office. The ruling has now been issued confirming the availability of those losses. This has resulted in the recognition of a deferred tax asset (US$197 million) and consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current exchange rates. As a further consequence the Group has recognised an expense for a corresponding reduction in goodwill measured at the exchange rate at the date of acquisition.

Year ended 30 June 2007	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Impairment of South African coal operations	(176)	34	(142)
Newcastle steelworks rehabilitation	(167)	50	(117)
	(343)	84	(259)
Exceptional items by Customer Sector Group
Energy Coal	(176)	34	(142)
Group and unallocated	(167)	50	(117)
	(343)	84	(259)

Impairment of South African coal operations

As part of the Group’s regular review of assets whose value may be impaired, a charge of US$176 million (US$34 million tax benefit) was recorded in 2007 in relation to coal operations in South Africa.

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

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-28

Notes to Financial Statements continued

6 Net finance costs

	2008 US$M	2007 US$M	2006 US$M
Financial expenses
Interest on bank loans and overdrafts	52	62	167
Interest on all other borrowings	670	613	467
Finance lease and hire purchase interest	14	5	6
Dividends on redeemable preference shares	1	1	17
Discounting on provisions and other liabilities	310	255	268
Discounting on pension and medical benefit entitlements	138	127	108
Interest capitalised (a)	(204)	(353)	(167)
Net fair value change on hedged loans and related hedging derivatives	2	27	(30)
Exchange differences on net debt	(28)	39	(14)
	955	776	822
Financial income
Interest income	(168)	(155)	(119)
Expected return on pension plan assets	(125)	(109)	(103)
	(293)	(264)	(222)
Net finance costs	662	512	600

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2008, the general capitalisation rate was 5.0 per cent (2007: 5.7 per cent; 2006: 5.0 per cent).

7 Employees

	2008 Number	2007 Number	2006 Number
Average number of employees (a)
Petroleum	2,143	2,299	2,182
Aluminium	5,145	4,903	5,838
Base Metals	7,443	6,545	6,521
Diamonds and Specialty Products	2,043	1,853	2,064
Stainless Steel Materials	4,223	3,626	2,927
Iron Ore	3,105	2,809	2,705
Manganese	2,142	2,076	2,223
Metallurgical Coal	3,680	3,564	3,534
Energy Coal	9,183	9,595	9,327
Group and unallocated	2,625	2,677	2,681
	41,732	39,947	40,002

	2008 US$M	2007 US$M	2006 US$M
Aggregate employee benefits expense
Wages, salaries and redundancies (b)	3,949	3,177	2,847
Employee share awards	138	89	71
Social security costs	14	13	25
Pensions and post-retirement medical benefit costs – refer to note 34	259	236	190
	4,360	3,515	3,133

(a)	Average employee numbers include executive directors, 100 per cent of employees of subsidiary companies, and our share of proportionally consolidated entities and operations. Part time employees are included on a full time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.
(b)	Payroll expenses of US$89 million (2007: US$64 million, 2006: US$ nil) classified as exploration and evaluation expenditure in note 4 have been included within wages, salaries and redundancies.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-29

Notes to Financial Statements continued

8 Income tax and deferred tax

	2008 US$M	2007 US$M	2006 US$M
Total taxation expense comprises
Current tax expense	7,103	6,435	5,194
Deferred tax expense	418	(719)	(612)
	7,521	5,716	4,582
UK taxation	217	85	294
Australian taxation	3,397	2,768	2,548
Overseas taxation	3,907	2,863	1,740
	7,521	5,716	4,582

	2008		2007		2006
	%	US$M	%	US$M	%	US$M
Factors affecting tax charge for the period
The tax expense is different than the standard rate of corporation tax (30 per cent) (a)
The differences are explained below:
Profit before tax		23,483		19,212		15,116
Tax on profit at standard rate of 30 per cent	30.0	7,045	30.0	5,764	30.0	4,535
Investment and development allowance	(1.6)	(386)	(1.7)	(321)	(1.4)	(219)
Amounts under/(over) provided in prior years	(0.3)	(61)	0.2	28	(0.3)	(48)
Recognition of previously unrecognised tax assets (b)	(0.8)	(183)	(1.5)	(290)	(2.9)	(431)
Non-deductible depreciation, amortisation and exploration expenditure	0.6	147	0.3	58	0.4	58
Tax rate differential on foreign income	0.7	166	0.7	142	1.3	195
Foreign tax on remitted and unremitted earnings from investments	0.7	158	0.6	121	0.5	82
Non tax-effected operating losses and capital gains	0.2	54	0.4	71	-	5
Foreign exchange gains and other translation adjustments	(1.0)	(229)	(2.1)	(395)	(0.5)	(83)
Tax rate changes	-	(9)	0.3	47	0.2	25
Other	0.4	96	0.5	80	-	3
Income tax expense	28.9	6,798	27.7	5,305	27.3	4,122
Royalty related taxation (net of income tax benefits)	3.1	723	2.1	411	3.0	460
Total taxation expense	32.0	7,521	29.8	5,716	30.3	4,582

(a)	On 1 April 2008, the rate of corporation tax in the UK changed from 30 per cent to 28 per cent.
(b)	Includes US$159 million (2007: US$ nil, 2006: US$ nil) relating to the acquisition of WMC. Refer to note 5.

The movement for the year in the Group’s net deferred tax position was as follows:

	2008 US$M	2007 US$M	2006 US$M
Net deferred tax asset/(liability)
At the beginning of the financial year	572	(147)	(787)
Income tax (charge)/credit recorded in the income statement	(427)	764	612
Effect of change in tax rates	9	(45)	-
Income tax credit/(charge) recorded directly in equity (a)	234	55	(24)
Acquisitions and disposals of subsidiaries and operations	-	29	20
Transfers (from)/to assets and liabilities held for sale	-	(93)	69
Exchange differences and other movements	(18)	9	(37)
At the end of the financial year	370	572	(147)

(a)	The amounts charged directly to the SORIE include deferred tax relating to actuarial gains/(losses) on pension and medical plans, effective cash flow hedges and available for sale investments, and other amounts charged directly to equity including deferred tax relating to employee share awards.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-30

Notes to Financial Statements continued

8 Income tax and deferred tax continued

The composition of the Group’s net deferred tax asset and liability recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2008 US$M	2007 US$M	2008 US$M	2007 US$M	2008 US$M	2007 US$M	2006 US$M
Type of temporary difference
Depreciation	(617)	(850)	1,326	1,170	98	(50)	133
Exploration expenditure	360	374	(4)	(4)	(26)	(105)	(154)
Employee benefits	179	154	(319)	(259)	(66)	11	2
Closure and rehabilitation	540	436	(762)	(747)	(113)	(409)	(254)
Resource rent tax	19	(31)	548	207	291	12	20
Other provisions	80	153	(73)	3	(115)	(15)	-
Deferred income	3	(41)	227	(115)	298	138	(115)
Deferred charges	(85)	(52)	403	312	209	(88)	52
Investments, including foreign tax credits	1,465	1,151	865	625	(75)	(8)	(184)
Foreign exchange gains and losses	(55)	4	904	683	332	401	(60)
Non tax-depreciable fair value adjustments, revaluations and mineral rights	(57)	70	208	256	(54)	(360)	42
Tax-effected losses	1,082	1,253	(197)	(4)	(21)	(159)	(71)
Other	572	211	(10)	133	(340)	(87)	(23)
Total BHP Billiton Group	3,486	2,832	3,116	2,260	418	(719)	(612)

	2008 US$M	2007 US$M
Unrecognised deferred tax assets:
Tax losses and tax credits	493	596
Investments in subsidiaries and jointly controlled entities	379	379
Other deductible temporary differences	2,021	1,113
Total unrecognised deferred tax assets	2,893	2,088

Unrecognised deferred tax liabilities:
Investments in subsidiaries and jointly controlled entities	1,873	1,081
Total unrecognised deferred tax liabilities	1,873	1,081

Tax losses

At 30 June 2008, the Group had income and capital tax losses with a tax benefit of approximately US$407 million (2007: US$476 million) which are not recognised as deferred tax assets. The Group anticipates benefits from the recognition of losses in future periods to the extent of income or gains in relevant jurisdictions. The gross amount of tax losses carried forward that have not been tax effected expire as summarised below:

Year of expiry	Australia US$M	UK US$M	Foreign US$M	Total losses US$M
Income tax losses
Not later than one year			3	3
Later than one year and not later than two years			23	23
Later than two years and not later than five years			14	14
Later than five years and not later than ten years			77	77
Later than ten years and not later than twenty years			206	206
Unlimited		324	116	440
	-	324	439	763
Capital tax losses
Unlimited	577	3	2	582
Gross amount of tax losses not recognised	577	327	441	1,345
Tax effect of total losses not recognised	173	92	142	407

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-31

Notes to Financial Statements continued

8 Income tax and deferred tax continued

Tax credits

At 30 June 2008, the Group had US$86 million of tax credits that have not been recognised (2007: US$120 million).

Deductible temporary differences

At 30 June 2008, the Group had deductible temporary differences for which deferred tax assets of US$2,400 million (2007: US$1,492 million) have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

The Group anticipates it will continue to incur foreign expenditure including exploration, or incur losses, in jurisdictions in which, under current accounting policies, the tax-effect of such expenditure or losses may not be recognised. The Group will continue to incur non-deductible accounting depreciation and amortisation.

Temporary differences associated with investments in subsidiaries and jointly controlled entities

At 30 June 2008, deferred tax liabilities of US$1,873 million (2007: US$1,081 million) associated with undistributed earnings of subsidiaries and jointly controlled entities have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

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

The amount in dispute at 30 June 2008 for the bad debts disallowance is approximately US$1,162 million (net of tax), being primary tax of US$656 million, and US$506 million of interest and penalties (after tax). An amount of US$606 million in respect of the disputed amounts has been paid pursuant to ATO disputed assessments guidelines which require that taxpayers generally must pay half of the tax in dispute to defer recovery proceedings. The amounts paid have been recognised as a reduction of the Group’s net deferred tax liabilities. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.

In November 2007 and March 2008 the ATO issued further assessments disallowing capital allowances claimed on the plant and equipment funded by the loan from BHP Billiton Finance Ltd relating to the Boodarie Iron project. The amount in dispute at 30 June 2008 is approximately US$629 million, being primary tax of US$368 million and US$261 million of interest and penalties (after tax). The Group has lodged objections against the amended assessments, which have been disallowed by the ATO. The Group has lodged appeals against some of these objection decisions and will lodge the remainder by October 2008.

The Group is in dispute with the ATO in respect of payments made pursuant to a plant completion guarantee which had been granted by BHP Billiton Limited in 1997 to third party financiers of the Orinoco Project in Venezuela. BHP Billiton Limited claimed tax deductions for the payments in the years ended 30 June 2001, 2002 and 2003. The ATO has issued amended assessments in respect of those years, treating the payments as non-deductible for tax purposes. The dispute involves primary tax of US$202 million and interest and penalties (after tax) of US$198 million. The Group has objected against the amended assessments. Partial payment will be made if the objection is determined unfavourably.

9 Earnings per share

	2008	2007	2006
Basic earnings per ordinary share (US cents)	275.3	229.5	173.2
Diluted earnings per ordinary share (US cents)	275.1	229.0	172.4
Basic earnings per American Depositary Share (ADS) (US cents) (a)	550.6	459.0	346.4
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	550.2	458.0	344.8
Basic earnings (US$M)	15,390	13,416	10,450
Diluted earnings (US$M) (b)	15,419	13,434	10,456

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2008 Million	2007 Million	2006 Million
Basic earnings per ordinary share denominator	5,590	5,846	6,035
Shares and options contingently issuable under employee share ownership plans	15	20	31
Diluted earnings per share denominator	5,605	5,866	6,066

(a)	Each ADS represents two ordinary shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$29 million (2007: US$18 million; 2006: US$6 million) that would not be made if potential ordinary shares were converted to fully paid.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-32

Notes to Financial Statements continued

10 Dividends

	2008 US$M	2007 US$M	2006 US$M
Dividends paid during the period
BHP Billiton Limited	1,881	1,346	1,148
BHP Billiton Plc - Ordinary shares	1,252	923	790
- Preference shares (a)	-	-	-
	3,133	2,269	1,938
Dividends declared in respect of the period
BHP Billiton Limited	2,351	1,605	1,275
BHP Billiton Plc - Ordinary shares	1,545	1,097	885
- Preference shares (a)	-	-	-
	3,896	2,702	2,160

	2008 US cents	2007 US cents	2006 US cents
Dividends paid during the period (per share)
Prior year final dividend	27.0	18.5	14.5
Interim dividend	29.0	20.0	17.5
	56.0	38.5	32.0
Dividends declared in respect of the period (per share)
Interim dividend	29.0	20.0	17.5
Final dividend	41.0	27.0	18.5
	70.0	47.0	36.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 18 August 2008, BHP Billiton declared a final dividend of 41.0 US cents per share (US$2,282 million), which will be paid on 25 September 2008 (2007: 27.0 US cents per share - US$1,528 million; 2006: 18.5 US cents per share - US$1,100 million).

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2008 US$M	2007 US$M	2006 US$M
Franking credits as at 30 June	1,623	144	20
Franking credits arising from the payment of current tax payable	818	923	811
Total franking credits available (b)	2,441	1,067	831

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (2007: 5.5 per cent; 2006: 5.5 per cent).
(b)	The payment of the final 2008 dividend declared after 30 June 2008 will reduce the franking account balance by US$590 million.

11 Trade and other receivables

	2008 US$M	2007 US$M
Current
Trade receivables	8,050	4,837
Provision for doubtful debts	(49)	(10)
Total trade receivables	8,001	4,827
Employee Share Plan loans (a)	3	3
Other sundry receivables	1,799	1,410
Provision for doubtful debts	(2)	(1)
Total sundry receivables	1,800	1,412
Total current receivables	9,801	6,239

Non-current
Employee Share Plan loans (a)	21	39
Other sundry receivables	699	603
Total non-current receivables	720	642

(a)	Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are full recourse and are available to fund the purchase of such shares for a period of up to 20 years, repayable by application of dividends or an equivalent amount. Refer to note 25.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-33

Notes to Financial Statements continued

12 Other financial assets

	2008 US$M	2007 US$M
Current
At fair value
Cross currency and interest rate swaps	506	290
Forward exchange contracts	39	193
Commodity contracts	1,501	559
Other derivative contracts	1	11
	2,047	1,053
At amortised cost
Other	7	6
Total current other financial assets	2,054	1,059

Non-current
At fair value
Cross currency and interest rate swaps	443	307
Forward exchange contracts	10	14
Commodity contracts	413	50
Other derivative contracts	47	42
Shares – fair value through profit	37	50
Shares – available for sale	332	363
Other investments – available for sale (a)	166	73
Total non-current other financial assets	1,448	899

(a)	Includes investments held by Ingwe, Rio Algom, Samancor and Selbaie environmental trust funds. The future realisation of these investments is intended to fund environmental obligations relating to the closure of the South African coal operations, Rio Algom’s, Samancor’s and Selbaie’s mines, and consequently these investments, whilst under the Group’s control, are not available for the general purposes of the Group. Any income from these investments is reinvested or applied to meet these obligations. The Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under non-current provisions. Refer to note 20.

13 Inventories

		2008 US$M	2007 US$M
Current
Raw materials and consumables	– at net realisable value (a)	16	67
	– at cost	1,433	874
		1,449	941
Work in progress	– at net realisable value (a)	5	4
	– at cost	1,617	1,056
		1,622	1,060
Finished goods	– at net realisable value (a)	1	7
	– at cost	1,899	1,736
		1,900	1,743
Total current inventories		4,971	3,744

Non-current
Raw materials and consumables	– at cost	55	58
Work in progress	– at cost	171	100
Finished goods	– at cost	6	8
Total non-current inventories		232	166

(a)	US$24 million of inventory write-downs were recognised during the year (2007: US$16 million; 2006: US$6 million). Inventory write-downs of US$7 million made in previous periods were reversed during the year (2007: US$21 million; 2006: US$19 million).

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-34

Notes to Financial Statements continued

14 Investments in jointly controlled entities

All entities included below are subject to joint control as a result of governing contractual arrangements.

				Ownership interest (a)
Major shareholdings in jointly controlled entities	Country of incorporation	Principal activities	Reporting date (a)	2008%	2007%
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	31 May	25	25
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	31 May	22	22
Guinea Alumina Corporation Ltd	British Virgin Islands	Bauxite mine and alumina refinery development	31 Dec	33.3	33.3
Mozal SARL	Mozambique	Aluminium smelting	30 June	47.1	47.1
Compañia Minera Antamina SA	Peru	Copper and zinc mining	30 June	33.75	33.75
Minera Escondida Limitada (c)	Chile	Copper mining	30 June	57.5	57.5
Richards Bay Minerals (b)	South Africa	Mineral sands mining and processing	31 Dec	50	50
Samarco Mineracao SA	Brazil	Iron ore mining	31 Dec	50	50
Carbones del Cerrejón LLC	Anguilla	Coal mining in Colombia	31 Dec	33.3	33.3
Newcastle Coal Infrastructure Group Pty Limited	Australia	New port development	30 June	35.5	35.5

	In aggregate		Group share
	2008 US$M	2007 US$M	2008 US$M	2007 US$M
Net assets of jointly controlled entities
Current assets	7,004	5,698	3,325	2,747
Non-current assets	13,591	12,438	6,395	5,744
Current liabilities	(3,912)	(2,516)	(1,868)	(1,246)
Non-current liabilities	(4,983)	(4,780)	(2,388)	(2,321)
Net assets	11,700	10,840	5,464	4,924

	In aggregate			Group share
	2008 US$M	2007 US$M	2006 US$M	2008 US$M	2007 US$M	2006 US$M
Share of jointly controlled entities’ profit
Revenue	21,704	16,138	14,205	10,728	7,975	6,946
Net operating costs	(8,231)	(4,307)	(4,689)	(3,912)	(1,985)	(2,207)
Operating profit	13,473	11,831	9,516	6,816	5,990	4,739
Net finance costs	(181)	(251)	(200)	(94)	(122)	(95)
Income tax expense	(2,905)	(2,477)	(1,986)	(1,418)	(1,201)	(950)
Profit after taxation	10,387	9,103	7,330	5,304	4,667	3,694

	2008 US$M	2007 US$M
Share of contingent liabilities and expenditure commitments of jointly controlled entities
Contingent liabilities	535	417
Capital commitments	117	415
Other commitments	2,003	790

(a)	The ownership interest at the Group’s and the jointly controlled entity’s reporting date are the same. While the annual financial reporting date may be different to the Group’s, financial information is obtained as at 30 June in order to report on a consistent annual basis with the Group’s reporting date.
(b)	Richards Bay Minerals comprises two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited of which the Group’s ownership interest is 51 per cent (2007: 51 per cent) and 49.4 per cent (2007: 49.4 per cent) respectively. In accordance with the shareholder agreement between the venturers, Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.
(c)	While the Group legally holds a 57.5 per cent interest in Minera Escondida Limitada, the entity is subject to effective joint control due to participant and management agreements which results in the operation of an Owners’ Council, whereby significant commercial and operational decisions are determined on aggregate voting interests of at least 75 per cent of the total ownership interest. Accordingly the Group does not have the ability to unilaterally control, and therefore consolidate, the investment in accordance with IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-35

Notes to Financial Statements continued

15 Property, plant and equipment

2008	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Cost
At the beginning of the financial year	4,356	37,669	12,842	9,713	824	65,404
Additions	80	925	445	7,180	519	9,149
Acquisitions of subsidiaries and operations	-	-	30	-	-	30
Disposals	(100)	(3,060)	(667)	(5)	(16)	(3,848)
Disposals of subsidiaries and operations	(92)	(596)	(37)	-	-	(725)
Exchange variations	20	579	(2)	-	-	597
Transfers and other movements	850	8,776	458	(10,185)	(74)	(175)
At the end of the financial year	5,114	44,293	13,069	6,703	1,253	70,432
Accumulated depreciation
At the beginning of the financial year	1,535	17,758	3,706	4	140	23,143
Charge for the year	234	2,812	500	-	39	3,585
Impairments for the year	4	53	33	-	47	137
Disposals	(82)	(3,027)	(667)	-	(15)	(3,791)
Disposals of subsidiaries and operations	(63)	(406)	(33)	-	-	(502)
Exchange variations	20	558	3	-	-	581
Transfers and other movements	11	(70)	5	(1)	2	(53)
At the end of the financial year	1,659	17,678	3,547	3	213	23,100
Net book value at 30 June 2008	3,455	26,615	9,522	6,700	1,040	47,332

2007	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Cost
At the beginning of the financial year	3,685	32,089	12,235	7,597	764	56,370
Additions	72	1,052	275	6,851	163	8,413
Acquisitions of subsidiaries and operations	-	56	524	139	-	719
Disposals	(65)	(765)	(128)	(1)	-	(959)
Disposals of subsidiaries and operations	(4)	(203)	(16)	-	-	(223)
Transfer from current assets held for sale	–	765	209	-	-	974
Exchange variations	3	208	32	1	-	244
Transfers and other movements	665	4,467	(289)	(4,874)	(103)	(134)
At the end of the financial year	4,356	37,669	12,842	9,713	824	65,404
Accumulated depreciation
At the beginning of the financial year	1,386	15,493	3,325	-	187	20,391
Charge for the year	173	2,112	409	-	28	2,722
Impairments for the year	-	153	30	-	82	265
Disposals	(60)	(714)	(88)	(1)	-	(863)
Disposals of subsidiaries and operations	(3)	(137)	(14)	-	-	(154)
Transfer from current assets held for sale	-	584	164	-	-	748
Exchange variations	2	145	30	-	-	177
Transfers and other movements	37	122	(150)	5	(157)	(143)
At the end of the financial year	1,535	17,758	3,706	4	140	23,143
Net book value at 30 June 2007	2,821	19,911	9,136	9,709	684	42,261

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-36

Notes to Financial Statements continued

16 Intangible assets

	2008			2007
	Goodwill US$M	Other intangibles US$M	Total US$M	Goodwill US$M	Other intangibles US$M	Total US$M
Cost
At the beginning of the financial year	600	355	955	599	345	944
Additions	24	53	77	21	32	53
Disposals	(45)	(22)	(67)	(20)	(23)	(43)
Transfers and other movements (a)	(137)	32	(105)	-	1	1
At the end of the financial year	442	418	860	600	355	955
Amortisation and impairments
At the beginning of the financial year	45	197	242	-	179	179
Disposals	(45)	(7)	(52)	-	(9)	(9)
Charge for the year	-	27	27	-	32	32
Impairments for the year	-	-	-	45	(5)	40
Transfers and other movements	-	18	18	-	-	-
At the end of the financial year	-	235	235	45	197	242
Total intangible assets (b)	442	183	625	555	158	713

(a)	Goodwill was reduced during the year as a consequence of the recognition of deferred tax assets relating to the acquisition of WMC. Refer to note 5.
(b)	The Group’s aggregate net book value of goodwill is US$442 million (2007: US$555 million), representing less than two per cent of net equity at 30 June 2008 (2007: less than two per cent). The goodwill is allocated across a number of cash generating units (CGUs) in different Customer Sector Groups, with no CGU or Customer Sector Group accounting for more than US$150 million of total goodwill.

17 Trade and other payables

	2008 US$M	2007 US$M
Current
Trade creditors	4,612	3,425
Sundry creditors	2,162	1,712
Total current payables	6,774	5,137

Non-current
Sundry creditors	138	140
Total non-current payables	138	140

18 Interest bearing liabilities

	2008 US$M	2007 US$M
Current
Unsecured bank loans	597	333
Notes and debentures	2,542	1,006
Secured bank loans	60	59
Finance leases	28	14
Unsecured other	170	177
Unsecured bank overdrafts and short-term borrowings	64	51
Total current interest bearing liabilities	3,461	1,640

Non-current
Unsecured bank loans	114	99
Notes and debentures	7,373	9,136
Secured bank loans	619	676
Commercial paper	200	-
Redeemable preference shares (a)	15	15
Finance leases	205	79
Unsecured other	708	775
Total non-current interest bearing liabilities	9,234	10,780

(a)	BHP Billiton Foreign Holdings Inc: Preferred stock

Series A preferred stock: 150 (2007: 150) shares issued at US$100,000 each fully paid preferred stock, cumulative, non-participating. The shares are redeemable at the option of BHP Billiton Foreign Holdings Inc after 3 August 2013 and at the option of the holder of the shares after 3 February 2016.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-37

Notes to Financial Statements continued

19 Other financial liabilities

	2008 US$M	2007 US$M
Current
At fair value
Forward exchange contracts	38	50
Commodity contracts	1,980	551
Other derivative contracts	70	54
Total current other financial liabilities	2,088	655

Non-current
At fair value
Cross currency and interest rate swaps	-	170
Forward exchange contracts	9	1
Commodity contracts	1,113	352
Other derivative contracts	138	72
Total non-current other financial liabilities	1,260	595

20 Provisions

	2008 US$M	2007 US$M
Current
Employee benefits (a)	1,112	933
Restructuring (b)	51	27
Closure and rehabilitation (c)	232	240
Post-retirement employee benefits (d)	5	7
Other	196	176
Total current provisions	1,596	1,383

Non-current
Employee benefits (a)	245	169
Restructuring (b)	73	78
Closure and rehabilitation (c)	5,128	4,861
Post-retirement employee benefits (d)	551	528
Other	254	223
Total non-current provisions	6,251	5,859

(a)	The expenditure associated with total employee benefits will occur in a manner consistent with when employees choose to exercise their entitlement to benefits.
(b)	Total restructuring provisions include provision for business terminations of US$104 million (2007: US$102 million).
(c)	Total closure and rehabilitation provisions include provision for closed sites of US$1,218 million (2007: US$1,491 million).
(d)	The provision for post-retirement employee benefits includes pension liabilities of US$228 million (2007: US$140 million) and post-retirement medical benefit liabilities of US$328 million (2007: US$395 million). Refer to note 34. The non-current provision includes non-executive Directors’ retirement benefits of US$3 million (2007: US$3 million).

	Employee benefits US$M	Restructuring US$M	Closure and rehabilitation US$M	Post-retirement employee benefits US$M	Other US$M	Total US$M
At the beginning of the financial year	1,102	105	5,101	535	399	7,242
Amounts capitalised	-	-	419	-	-	419
Disposals of subsidiaries and operations	(3)	-	(301)	-	-	(304)
Charge/(credit) for the year:
Underlying	834	22	56	54	125	1,091
Discounting	-	8	297	-	-	305
Exchange variation	77	-	15	(14)	50	128
Released during the year	(3)	-	(19)	-	(4)	(26)
Actuarial gain taken to retained earnings	-	-	-	96	-	96
Exchange variation taken to reserves	-	14	3	-	-	17
Utilisation	(643)	(25)	(177)	(115)	(109)	(1,069)
Transfers and other movements	(7)	-	(34)	-	(11)	(52)
At the end of the financial year	1,357	124	5,360	556	450	7,847

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-38

Notes to Financial Statements continued

21 Share capital

	BHP Billiton Limited			BHP Billiton Plc
	2008 Shares (a)	2007 Shares (a)	2006 Shares (a)	2008 Shares (a)	2007 Shares (a)	2006 Shares (a)
Share capital
Ordinary shares fully paid	3,358,359,496	3,357,503,573	3,495,949,933
Ordinary shares paid to A$1.36	195,000	195,000	195,000
Special Voting Share of no par value (b)	1	1	1
Authorised ordinary shares of US$0.50 par value				2,762,974,200	2,898,315,000	3,000,000,000
5.5% Preference shares of £1 each (c)				50,000	50,000	50,000
Special Voting Share of US$0.50 par value (b)				1	1	1
Equalisation Share of US$0.50 par value (d)				1	1	1

Movement in issued fully paid ordinary shares
Opening number of shares	3,357,503,573	3,495,949,933	3,587,977,615	2,366,462,002	2,468,147,002	2,468,147,002
Shares issued on exercise of Employee Share Plan Options (e)	855,923	2,652,195	3,923,267	-	-	-
Share placement for UK regulatory purposes (g)	-	-	30	-	-	-
Shares bought back and cancelled (h)	-	(141,098,555)	(95,950,979)	(135,340,800)	(101,685,000)	-
Closing number of shares	3,358,359,496	3,357,503,573	3,495,949,933	2,231,121,202	2,366,462,002	2,468,147,002
Comprising
- Shares held by the public	3,358,260,180	3,357,372,156	3,495,806,525	2,206,662,027	2,302,854,320	2,448,933,189
- Treasury shares	99,316	131,417	143,408	24,459,175	63,607,682	19,213,813
	3,358,359,496	3,357,503,573	3,495,949,933	2,231,121,202	2,366,462,002	2,468,147,002

Movement in shares held by the public
Opening number of shares	3,357,372,156	3,495,806,525	3,587,790,694	2,302,854,320	2,448,933,189	2,466,863,922
Shares issued on exercise of Employee Share Plan Options (e)	855,923	2,652,195	3,923,267	-	-	-
Share placement for UK regulatory purposes (g)	-	-	30	-	-	-
Purchase of shares by ESOP Trusts	(6,550,854)	(5,873,734)	(7,256,240)	(589,802)	(2,100,000)	(4,250,810)
Employee share awards exercised following vesting	6,582,955	5,885,725	7,299,753	1,301,595	2,742,845	5,140,077
Shares bought back (h)	-	(141,098,555)	(95,950,979)	(96,904,086)	(146,721,714)	(18,820,000)
Closing number of shares (i)	3,358,260,180	3,357,372,156	3,495,806,525	2,206,662,027	2,302,854,320	2,448,933,189

Movement in treasury shares
Opening number of shares	131,417	143,408	186,921	63,607,682	19,213,813	1,283,080
Purchase of shares by ESOP Trusts	6,550,854	5,873,734	7,256,240	589,802	2,100,000	4,250,810
Employee share awards exercised following vesting	(6,582,955)	(5,885,725)	(7,299,753)	(1,301,595)	(2,742,845)	(5,140,077)
Shares bought back (h)	-	-	-	96,904,086	146,721,714	18,820,000
Shares cancelled (h)	-	-	-	(135,340,800)	(101,685,000)	-
Closing number of shares	99,316	131,417	143,408	24,459,175	63,607,682	19,213,813

Movement in partly paid shares paid to A$1.36
Opening number of shares	195,000	195,000	195,000
Closing number of shares	195,000	195,000	195,000

Movement in issued preference shares
Opening number of shares				50,000	50,000	50,000
Closing number of shares				50,000	50,000	50,000

	BHP Billiton Limited			BHP Billiton Plc
	2008 US$M	2007 US$M	2006 US$M	2008 US$M	2007 US$M	2006 US$M
Share capital
Balance at the beginning of the financial year	1,221	1,490	1,611	1,183	1,234	1,234
Exercise of Employee Share Plan Options	6	17	24	-	-	-
Shares bought back and cancelled (h)	-	(286)	(145)	(67)	(51)	-
Balance at the end of the financial year	1,227	1,221	1,490	1,116	1,183	1,234

Treasury shares
Balance at the beginning of the financial year	(2)	(2)	(1)	(1,455)	(416)	(7)
Purchase of shares by ESOP Trusts	(230)	(124)	(120)	(20)	(41)	(67)
Employee share awards exercised following vesting	231	124	119	29	53	67
Shares bought back (h)	-	-	-	(3,075)	(2,957)	(409)
Shares cancelled (h)	-	-	-	4,008	1,906	-
Balance at the end of the financial year	(1)	(2)	(2)	(513)	(1,455)	(416)

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-39

Notes to Financial Statements continued

21 Share capital continued

(a)	The total number of BHP Billiton Limited shares of all classes is 3,358,554,497 of which 99.99 per cent are ordinary shares fully paid (2007: 3,357,698,574, 99.99 per cent; 2006: 3,496,144,934, 99.99 per cent). The total number of BHP Billiton Plc shares of all classes is 2,763,024,202, of which 99.99 per cent are authorised ordinary shares of US$0.50 par value (2007: 2,898,365,002, 99.99 per cent; 2006: 3,000,050,002, 99.99 per cent).
(b)	Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electorate Actions.
(c)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been held by JPMorgan plc.
(d)	An Equalisation Share has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.
(e)	Includes bonus shares.
(f)	At 30 June 2008, 70,000 partly paid shares on issue are entitled to 79,928 bonus shares on becoming fully paid. The remaining partly paid shares are entitled to an equal number of fully paid shares upon conversion to fully paid shares. There were no partly paid shares issued and no existing partly paid shares converted to fully paid shares during the year.
(g)	In December 2005, 30 ordinary shares of BHP Billiton Limited were offered to certain Group employees in the UK at the prevailing market price. The offers were accepted and the shares were issued in December 2005. The issue supports the election by BHP Billiton Limited of the UK as its home member state for the purpose of the European Union Prospectus Directive.
(h)	On 23 August 2006, BHP Billiton announced a US$3 billion capital return to shareholders through an 18-month series of on-market share buy-backs. On 7 February 2007, a US$10 billion extension to this program was announced. As of that date, US$1,705 million of shares in BHP Billiton Plc had been repurchased under the August program, leaving US$1,295 million to be carried forward and added to the February 2007 program. All BHP Billiton Plc shares bought back are accounted for as Treasury shares within the share capital of BHP Billiton Plc. Details of the purchases are shown in the table below. Cost per share represents the average cost per share for BHP Billiton Plc shares and final cost per share for BHP Billiton Limited shares. Shares in BHP Billiton Plc purchased by BHP Billiton Limited have been cancelled, in accordance with the resolutions passed at the 2006 Annual General Meetings.

Year ended	Shares purchased					Purchased by:
			Cost per share		Total cost	BHP Billiton Limited		BHP Billiton Plc
		Number	and discount		US$M	Shares	US$M	Shares	US$M
30 June 2008	BHP Billiton Plc	96,904,086	£12.37		3,075	96,904,086	3,075	-	-
			8.7 per cent	(i)
30 June 2007	BHP Billiton Plc	146,721,714	£10.31		2,957	140,121,714	2,839	6,600,000	118
			8.1 per cent	(ii)

	BHP Billiton Limited	141,098,555	A$24.81		2,845	141,098,555	2,845	-	-
			14.0 per cent	(iii)
30 June 2006	BHP Billiton Plc	18,820,000	£11.54		409	-	-	18,820,000	409
			8.8 per cent	(iv)

	BHP Billiton Limited	95,950,979	A$23.45		1,620	95,950,979	1,620	-	-
			14.0 per cent	(iii)

(i)	Represents the discount to the average BHP Billiton Limited share price between 7 September 2006 and 14 December 2007.
(ii)	Represents the discount to the average BHP Billiton Limited share price between 7 September 2006 and 30 June 2007.
(iii)	Represents the discount to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.
(iv)	Represents the discount to the average BHP Billiton Limited share price between 27 April 2006 and 16 May 2006.

As at 30 June 2008 shares in BHP Billiton Plc bought back as part of the above program but not cancelled are held as Treasury shares. On 14 December 2007, the share buy-back program was suspended in light of the Group’s offers for Rio Tinto plc and Rio Tinto Limited.

(i)	During the period 1 July 2008 to 9 September 2008 no Executive Share Scheme partly paid shares were paid up in full, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan Options, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights and no fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-40

Notes to Financial Statements continued

22 Reserves

	2008 US$M	2007 US$M	2006 US$M
Share premium account (a)
Balance at the beginning of the financial year	518	518	518
Balance at the end of the financial year	518	518	518

Foreign currency translation reserve (b)
Balance at the beginning of the financial year	18	6	7
Exchange fluctuations on translation of foreign operations	(21)	6	(1)
Exchange fluctuations transferred to profit on sale of divested operations	-	6	-
Balance at the end of the financial year	(3)	18	6

Employee share awards reserve (c)
Balance at the beginning of the financial year	261	198	154
Accrued employee entitlement for unvested awards	97	72	61
Deferred tax benefit arising on accrued employee entitlement for unexercised awards	51	37	28
Employee share awards exercised following vesting	(37)	(46)	(45)
Balance at the end of the financial year	372	261	198

Hedging reserve - cash flow hedges (d)
Balance at the beginning of the financial year	(87)	(7)	-
Adjustment for adoption of IAS 39/AASB 139	-	-	30
Opening balance after adoption of IAS 39/AASB 139	(87)	(7)	30
Net loss on cash flow hedges	(383)	(50)	(27)
Net loss on cash flow hedges transferred to profit and loss	73	-	-
Net gains on cash flow hedges transferred to initial carrying amount of hedged item	(190)	(88)	(25)
Deferred tax benefit relating to hedges	170	58	15
Balance at the end of the financial year	(417)	(87)	(7)

Financial asset reserve (e)
Balance at the beginning of the financial year	230	109	-
Adjustments for adoption of IAS 39/AASB 139	-	-	116
Opening balance after adoption of IAS 39/AASB 139	230	109	116
Valuation (loss)/gain on revaluation of available for sale financial assets	(76)	145	(1)
Deferred tax expense relating to revaluations	8	(24)	(6)
Balance at the end of the financial year	162	230	109

Share buy-back reserve (f)
Balance at the beginning of the financial year	51	-	-
BHP Billiton Plc shares cancelled	67	51	-
Balance at the end of the financial year	118	51	-
Total reserves	750	991	824

(a)	The share premium account represents the premium paid on the issue of BHP Billiton Plc shares recognised in accordance with the UK Companies Act 1985.
(b)	The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.
(c)	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.
(d)	The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial hedged items.
(e)	The financial assets reserve represents the revaluation of available for sale financial assets. Where a revalued financial asset is sold, the relevant portion of the reserve is recognised in the income statement.
(f)	The share buy-back reserve represents the par value of BHP Billiton Plc shares which were purchased and subsequently cancelled. The cancellation of the shares creates a non-distributable reserve.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-41

Notes to Financial Statements continued

23 Retained earnings

	2008 US$M	2007 US$M	2006 US$M
Balance at the beginning of the financial year	27,729	21,088	14,059
Adjustment for adoption of IAS 39/AASB 139	-	-	55
Retained earnings opening balance after adoption of IAS 39/AASB 139	27,729	21,088	14,114
Dividends paid	(3,133)	(2,269)	(1,938)
Employee share awards exercised following vesting	(147)	(98)	(141)
Actuarial (losses)/gains net of tax recognised through the statement of recognised income and expense	(75)	57	78
BHP Billiton Plc share buy-back - refer to note 21	(4,008)	(1,906)	-
BHP Billiton Limited share buy-back - refer to note 21	-	(2,559)	(1,475)
Profit attributable to members of BHP Billiton Group	15,390	13,416	10,450
Balance at the end of the financial year	35,756	27,729	21,088

24 Total equity

	Attributable to members of BHP Billiton Group			Minority interests
	2008 US$M	2007 US$M	2006 US$M	2008 US$M	2007 US$M	2006 US$M
Balance at the beginning of the financial year	29,667	24,218	17,575	251	237	341
Adjustment for adoption of IAS 39/AASB 139	-	-	55	-	-	-
- retained earnings
- hedging reserve	-	-	30	-	-	-
- financial asset reserve	-	-	116	-	-	-
Total equity opening balance after adoption of IAS 39/AASB 139	29,667	24,218	17,776	251	237	341
Total recognised income and expense for the year	15,004	13,596	10,511	571	82	84
Transactions with owners - contributed equity	6	17	24	(1)	-	-
Dividends	(3,133)	(2,269)	(1,938)	(113)	(68)	(188)
Accrued employee entitlement to share awards	97	72	61	-	-	-
Purchases of shares made by ESOP Trusts	(231)	(165)	(187)	-	-	-
BHP Billiton Plc share buy-back - refer to note 21	(3,075)	(2,957)	(409)	-	-	-
BHP Billiton Limited share buy-back - refer to note 21	-	(2,845)	(1,620)	-	-	-
Balance at the end of the financial year	38,335	29,667	24,218	708	251	237

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-42

Notes to Financial Statements continued

25 Employee share ownership plans

Employee share awards - current plans

2008	Number of awards on issue at the beginning of the financial year (b)	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	6,311,626	2,340,993	15,000	443,540	8,194,079	-
Group Incentive Scheme Performance Shares (a)	594,363	-	319,210	124,466	150,687	150,687	(c)
Group Incentive Scheme Deferred Shares (a)	1,670,111	515,152	709,074	19,706	1,456,483	404,426
Group Incentive Scheme Options (a)	723,632	177,158	259,666	-	641,124	302,671
- weighted average exercise price - £	7.86	16.51	7.00	-	10.60	7.61
- weighted average share price - £			16.90
- weighted average remaining contractual term for outstanding options - days					237
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	16,766,200	6,018,068	-	2,523,391	20,260,877	-
Group Incentive Scheme Performance Shares (a)	1,915,489	-	1,073,121	203,081	639,287	639,287	(c)
Group Incentive Scheme Deferred Shares (a)	4,211,961	1,104,588	1,878,079	16,313	3,422,157	1,208,840
Group Incentive Scheme Options (a)	2,067,911	320,094	1,056,712	-	1,331,293	786,351
- weighted average exercise price - A$	16.26	43.61	13.47	-	25.05	17.14
- weighted average share price - A$			40.28
- weighted average remaining contractual term for outstanding options - days					260

2007	Number of awards on issue at the beginning of the financial year (b)	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	4,941,466	2,567,500	45,000	1,152,340	6,311,626	-
Group Incentive Scheme Performance Shares (a)	1,946,513	-	1,117,246	234,904	594,363	336,539	(c)
Group Incentive Scheme Deferred Shares (a)	2,274,916	642,078	1,209,510	37,373	1,670,111	238,406
Group Incentive Scheme Options (a)	876,223	167,565	317,746	2,410	723,632	250,165
- weighted average exercise price - £	6.62	9.72	5.42	9.18	7.86	5.45
- weighted average share price - £			10.58
- weighted average remaining contractual term for outstanding options - days					179
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	11,479,084	7,370,058	15,000	2,067,942	16,766,200	-
Group Incentive Scheme Performance Shares (a)	5,205,019	-	2,709,601	579,929	1,915,489	1,479,701	(c)
Group Incentive Scheme Deferred Shares (a)	5,180,015	1,488,581	2,339,938	116,697	4,211,961	1,018,470
Group Incentive Scheme Options (a)	2,248,014	242,596	389,664	33,035	2,067,911	1,402,249
- weighted average exercise price - A$	14.71	26.28	12.92	23.96	16.26	12.87
- weighted average share price - A$			27.86
- weighted average remaining contractual term for outstanding options - days					175

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-43

Notes to Financial Statements continued

25 Employee share ownership plans continued

Employee share awards - current plans continued

2006	Number of awards on issue at the beginning of the financial year (b)	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	2,317,300	3,016,500	10,000	382,334	4,941,466	-
Group Incentive Scheme Performance Shares (a)	4,819,393	-	2,841,792	31,088	1,946,513	487,085
Group Incentive Scheme Deferred Shares (a)	2,493,101	1,013,048	1,203,750	27,483	2,274,916	228,633
Group Incentive Scheme Options (a)	1,184,506	312,211	620,494	-	876,223	235,645
- weighted average exercise price - £	4.94	8.82	4.51	-	6.62	4.43
- weighted average share price - £			8.75
- weighted average remaining contractual term for outstanding options - days					231
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	4,764,108	7,158,350	1,250	442,124	11,479,084	-
Group Incentive Scheme Performance Shares (a)	9,860,582	-	4,487,242	168,321	5,205,019	1,964,029
Group Incentive Scheme Deferred Shares (a)	5,107,264	2,086,697	1,915,876	98,070	5,180,015	875,600
Group Incentive Scheme Options (a)	2,067,040	467,986	255,293	31,719	2,248,014	1,054,816
- weighted average exercise price - A$	12.73	21.91	11.93	15.39	14.71	11.11
- weighted average share price - A$			25.11
- weighted average remaining contractual term for outstanding options - days					194

Fair value and assumptions in the calculation of fair value

2008	Weighted average fair value of awards granted during the year (d) US$	Risk-free interest rate (e)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (f)	Dividend yield
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	10.33	5.00%	5 years		£13.90	26.0%	1.70%
Group Incentive Scheme Deferred Shares (a)	29.20	4.83%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	7.43	4.83%	3 years		£15.45	31.0%	1.49%
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	11.04	5.00%	5 years	A$	35.03	26.0%	1.70%
Group Incentive Scheme Deferred Shares (a)	31.54	5.75%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	8.74	5.75%	3 years	A$	42.05	27.0%	1.52%

2007	Weighted average fair value of awards granted during the year (d) US$	Risk-free interest rate (e)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (f)	Dividend yield
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	4.90	5.16%	5 years		£10.49	25.0%	1.68%
Group Incentive Scheme Deferred Shares (a)	14.80	4.09%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	4.16	4.09%	3 years		£9.72	30.0%	1.78%
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	6.43	6.24%	5 years	A$	29.00	25.0%	1.51%
Group Incentive Scheme Deferred Shares (a)	16.26	5.08%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	4.58	5.08%	3 years	A$	26.40	26.0%	1.61%

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-44

Notes to Financial Statements continued

25 Employee share ownership plans continued

Fair value and assumptions in the calculation of fair value continued

2006	Weighted average fair value of awards granted during the year (d) US$	Risk-free interest rate (e)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (f)	Dividend yield
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	4.06	4.43%	5 years		£7.22	22.5%	1.78%
Group Incentive Scheme Deferred Shares (a)	13.17	4.95%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	3.23	4.95%	3 years		£8.82	25.0%	1.71%
BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	3.88	5.62%	5 years	A$	18.09	22.5%	1.67%
Group Incentive Scheme Deferred Shares (a)	13.83	5.37%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	3.67	5.37%	3 years	A$	21.91	25.0%	1.65%

Shareplus

Shareplus, an all-employee share purchase plan, commenced in April 2007. Employees may contribute up to US$5,000 to acquire shares (Acquired Shares) in any Plan year. On the third anniversary of a Plan year, the Company will match the number of Acquired Shares held by the employee at that time. The employees have no beneficial entitlement to the Matched Shares until they are awarded. Acquired Shares are purchased on a quarterly basis. Employees can sell their Acquired Shares at any time.

Employee share awards - past plans (g)

2008	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Restricted Share Scheme	76,633	-	-	-	76,633	76,633
Co-Investment Plan	32,746	-	4,970	-	27,776	27,776
BHP Billiton Limited
Employee Share Plan Options	7,725,422	-	3,092,470	12,821	4,620,131	4,620,131
- weighted average exercise price - A$	7.65	-	7.74	6.92	7.59	7.59
Employee Share Plan Shares	12,501,289	-	1,461,471	-	11,039,818	11,039,818
Executive Share Scheme Partly Paid Shares	274,918	-	-	-	274,918	274,918
Performance Share Plan Performance Rights	518,942	-	161,335	-	357,607	357,607
Bonus Equity Share Plan Shares	-	-	-	-	-	-

2007	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Restricted Share Scheme	105,777	-	29,144	-	76,633	76,633
Co-Investment Plan	50,416	-	17,670	-	32,746	32,746
BHP Billiton Limited
Employee Share Plan Options	10,556,715	-	2,652,195	179,098	7,725,422	7,725,422
- weighted average exercise price - A$	7.76	-	8.06	7.88	7.65	7.65
Employee Share Plan Shares	14,153,576	-	1,652,287	-	12,501,289	12,501,289
Executive Share Scheme Partly Paid Shares	274,918	-	-	-	274,918	274,918
Performance Share Plan Performance Rights	1,011,999	-	493,057	-	518,942	518,942
Bonus Equity Share Plan Shares	47,662	-	47,662	-	-	-

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-45

Notes to Financial Statements continued

25 Employee share ownership plans continued

Employee share awards - past plans (g) continued

2006	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Restricted Share Scheme	132,978	-	27,201	-	105,777	105,777
Co-Investment Plan	522,306	-	414,582	57,308	50,416	50,416
BHP Billiton Limited
Employee Share Plan Options	14,571,693	-	3,923,267	91,711	10,556,715	10,556,715
- weighted average exercise price - A$	7.83	-	8.02	7.82	7.76	7.76
Employee Share Plan Shares	16,611,045	-	2,457,469	-	14,153,576	14,153,576
Executive Share Scheme Partly Paid Shares	274,918	-	-	-	274,918	274,918
Performance Share Plan Performance Rights	1,629,669	-	596,579	21,091	1,011,999	1,011,999
Bonus Equity Share Plan Shares	47,662	-	-	-	47,662	47,662

(a)	Awards are made to senior management under the Long Term Incentive Plan (LTIP) and Group Incentive Scheme (GIS) and take the form of Performance Shares, Deferred Shares and/or Options in either BHP Billiton Plc or BHP Billiton Limited. Awards made are subject to performance hurdles (LTIP) and service conditions (GIS). Subject to the performance conditions and service conditions being met and the extent to which they are met, the award will vest and the participant will become entitled to the appropriate number of ordinary shares or, if relevant, entitled to exercise options over the relevant number of ordinary shares.
(b)	The awards on issue at the beginning of the financial year include non-vested awards.
(c)	The performance period for the GIS 2004 Performance Shares ended on 30 June 2007. Of the original grant of awards 50 per cent vested in August 2007 and the remaining 50 per cent lapsed. The performance period for the GIS 2003 Performance Shares ended on 30 June 2006. Of the original grant of awards 80 per cent vested in August 2006 and the remaining 20 per cent lapsed.
(d)	The fair value of awards as presented in the tables above represents the fair value at grant date. The fair values of awards granted were estimated using a Monte Carlo simulation methodology, Black-Scholes option pricing technique and net present value technique.
(e)	The risk-free interest rate used for the LTIP is an annual compound rate. The risk-free interest rate used for the GIS options and deferred shares is a government bond rate.
(f)	Historical volatility has been used to estimate the volatility of the share price.
(g)	Awards issued under these plans occurred before 7 November 2002 and as such are exempt from the provisions of IFRS 2 ‘Share-based Payment’. Details of these plans have been provided here for information purposes only.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-46

Notes to Financial Statements continued

25 Employee share ownership plans continued

Employee share awards - summary

	Awards outstanding at:
Month of issue	30 June 2008	9 September 2008	Exercise price (a)	Exercise period / release date
BHP Billiton Plc
Restricted Share Scheme (b) (d)
October 2001 (Options)	76,633	76,633	-	Oct 2004 - Sept 2008
	76,633	76,633
Co-Investment Plan (b) (d)
October 2001	27,776	27,776	-	Oct 2003 - Sept 2011
	27,776	27,776
Long Term Incentive Plan Performance Shares (c) (d)
December 2007	2,272,035	2,272,035	-	Aug 2012 - Aug 2017
December 2006	2,182,333	2,182,333	-	Aug 2011 - Aug 2016
December 2005	2,192,750	2,192,750	-	Aug 2010 - Aug 2015
December 2004	1,546,961	1,546,961	-	Aug 2009 - Aug 2014
	8,194,079	8,194,079
Group Incentive Scheme (b) (c) (d)
Deferred Shares
December 2007	492,655	492,655	-	Aug 2009 - Aug 2012
December 2006	559,402	474,072	-	Aug 2008 - Aug 2011
December 2005	277,785	262,022	-	Aug 2007 - Aug 2010
December 2004	84,731	72,914	-	Aug 2006 - Aug 2009
November 2003	41,910	-	-	Aug 2005 - Aug 2008
Options
December 2007	177,158	177,158	£16.51	Aug 2009 - Aug 2012
December 2006	161,295	112,481	£9.72	Aug 2008 - Aug 2011
December 2005	181,478	176,124	£8.82	Aug 2007 - Aug 2010
December 2004	98,922	92,255	£6.11	Aug 2006 - Aug 2009
November 2003	22,271	-	£4.43	Aug 2005 - Aug 2008
Performance Shares
December 2004	23,541	23,541	-	Aug 2007 - Aug 2010
November 2003	73,664	65,491	-	Aug 2006 - Aug 2009
November 2002	53,482	-	-	Aug 2005 - Aug 2008
	2,248,294	1,948,713
BHP Billiton Limited
Performance Share Plan Performance Rights (b) (d)
November 2001 (LTI)	280,280	210,332	-	Oct 2004 - Sept 2011
December 2000 (LTI)	23,245	23,245	-	July 2003 - Dec 2010
November 2000 (LTI)	54,082	25,304	-	July 2003 - Oct 2010
	357,607	258,881
Long Term Incentive Plan Performance Shares (b) (c) (d)
December 2007	5,968,110	5,884,360	-	Aug 2012 - Aug 2017
December 2006	5,488,100	5,421,017	-	Aug 2011 - Aug 2016
December 2005	5,205,125	5,164,542	-	Aug 2010 - Aug 2015
December 2004	3,599,542	3,580,226	-	Aug 2009 - Aug 2014
	20,260,877	20,050,145
Group Incentive Scheme (b) (c) (d)
Deferred Shares
December 2007	1,047,463	1,042,575	-	Aug 2009 - Aug 2012
December 2006	1,165,854	913,078	-	Aug 2008 - Aug 2011
December 2005	722,605	665,266	-	Aug 2007 - Aug 2010
December 2004	354,327	318,137	-	Aug 2006 - Aug 2009
November 2003	131,908	-	-	Aug 2005 - Aug 2008
Options
December 2007	320,094	320,094	A$43.61	Aug 2009 - Aug 2012
December 2006	224,848	207,546	A$26.28	Aug 2008 - Aug 2011
December 2005	318,176	315,901	A$21.91	Aug 2007 - Aug 2010
December 2004	304,402	297,401	A$15.39	Aug 2006 - Aug 2009
November 2003	163,773	-	A$11.11	Aug 2005 - Aug 2008
Performance Shares
December 2004	43,278	39,413	-	Aug 2007 - Aug 2010
November 2003	313,848	267,018	-	Aug 2006 - Aug 2009
November 2002	282,161	-	-	Aug 2005 - Aug 2008
	5,392,737	4,386,429

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-47

Notes to Financial Statements continued

25 Employee share ownership plans continued

Employee share awards - summary continued

	Awards outstanding at:
Month of issue	30 June 2008	9 September 2008	Exercise price (a)	Exercise period /release date
Employee Share Plan Options
November 2001	693,120	693,120	A$8.30	Oct 2004 - Sept 2011
November 2001	452,333	452,333	A$8.29	Oct 2004 - Sept 2011
December 2000	398,228	382,946	A$8.72	July 2003 - Dec 2010
December 2000	129,637	129,224	A$8.71	July 2003 - Dec 2010
November 2000	201,347	176,566	A$8.28	July 2003 - Oct 2010
November 2000	217,094	206,768	A$8.27	July 2003 - Oct 2010
April 2000	20,651	20,651	A$7.60	April 2003 - April 2010
April 1999	2,067,855	1,970,795	A$6.92	April 2002 - April 2009
April 1999	439,866	425,411	A$6.92	April 2002 - April 2009
	4,620,131	4,457,814
Employee Share Plan Shares
October 1997	1,679,545	1,645,059	-	Oct 1997 - Oct 2017
May 1995	2,843,643	2,790,983	-	May 1995 - May 2015
May 1994	2,037,634	1,993,235	-	May 1994 - May 2014
May 1993	1,638,244	1,601,072	-	May 1993 - May 2013
May 1992	1,369,574	1,346,858	-	May 1992 - May 2012
April 1991	865,277	844,626	-	April 1991 - April 2011
April 1990	595,575	585,249	-	April 1990 - April 2010
April 1989	10,326	10,326	-	April 1989 - April 2009
	11,039,818	10,817,408
Executive Share Scheme Partly Paid Shares
October 1997	74,959	74,959	A$14.63	Oct 1997 - Oct 2017
October 1996	74,959	74,959	A$14.86	Oct 1996 - Oct 2016
October 1995	75,000	40,000	A$16.87	Oct 1995 - Oct 2015
October 1994	50,000	50,000	A$18.25	Oct 1994 - Oct 2014
	274,918	239,918

(a)	Exercise price on awards issued is equal to the exercise price as per awards outstanding.
(b)	Shares issued on exercise of BHP Billiton’s employee share ownership plans include shares purchased on-market.
(c)	There are two active Group employee ownership plans in BHP Billiton: a short-term incentive plan and a long-term incentive plan.

– Short-term incentives under the Group Incentive Scheme (GIS) are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. Deferred Shares and/or Options are subject to a two-year vesting period before they can be exercised. If, during that period, an individual resigns without the Remuneration Committee’s consent, or is dismissed for cause, their entitlement is forfeited.

The GIS incentivises the executives to achieve annual goals linked to the business strategy, budget and personal objectives. Measures are set to reflect the critical KPIs of the Group in a combination of financial and non-financial areas. At the end of each year, the performance level achieved against each KPI is measured and awards are calculated and paid according to the level of performance.

– Long-term incentives, in the form of Performance Shares, are awarded annually under the Long Term Incentive Plan (LTIP). The Performance Hurdle applicable to the awards granted requires BHP Billiton’s Total Shareholder Return (TSR) over a five-year performance period to be greater than the weighted average TSR of a peer group of companies. To the extent that the Performance Hurdle is not achieved, awards are forfeited. There is no retesting.

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

Participants in the GIS and the LTIP are eligible to receive a payment equal to the dividend amount that would have been earned on the underlying shares represented by the Deferred Shares, Options and Performance Shares awarded to those participants (the Dividend Equivalent Payment). The Dividend Equivalent Payment is made to the participants once the underlying shares are issued or transferred to them. No Dividend Equivalent Payment is made in respect of Deferred Shares, Options and Performance Shares that lapse.

(d)	In respect of employee share awards, the Group utilises the following trusts:
(i)	The Billiton Employee Share Ownership Plan Trust (the Trust) is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, GIS, RSS, CIP and other employee share schemes operated by BHP Billiton Plc from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.
(ii)	The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on market to satisfy exercises made under the LTIP, GIS, and PSP.
(iii)	The BHP Billiton Limited Executive Incentive Schemes Trust (BEIS Trust) is a discretionary trust established for the purposes of holding shares in BHP Billiton Limited to satisfy exercises made under the LTIP, GIS and other employee share schemes operated by BHP Billiton Limited from time to time.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-48

Notes to Financial Statements continued

26 Financial risk management

The Group financial risk management strategy

The financial risks arising from the Group’s operations are market risk, including risks associated with movements in interest rates, foreign currencies and commodity prices, liquidity risk and credit risk. These risks arise in the normal course of business, and the Group manages its exposure to them in accordance with the Group’s Portfolio Risk Management Strategy. The objective of the strategy is to support the delivery of the Group’s financial targets while protecting its future financial security and flexibility by taking advantage of the natural diversification provided by the scale, diversity and flexibility of the Group’s operations and activities.

A Cash Flow at Risk (‘CFaR’) framework is used to measure and control the aggregate and diversified impact of financial risks upon the Group’s financial targets. The principal measurement of risk is the portfolio CFaR – which is defined as the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent. Controls over this risk include Board-approved limits on the quantum of the CFaR relative to the Group’s financial targets.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-49

Notes to Financial Statements continued

26 Financial risk management continued

Market risk

The Group’s activities expose it to risks associated with movements in interest rates, foreign currencies and commodity prices. Under the strategy outlined above, the Group seeks to achieve financing costs, currency impacts, input costs and commodity prices on a floating or index basis. This strategy gives rise to a risk of variability in earnings which is managed under the CFaR.

In executing the strategy, financial instruments are potentially employed in four distinct but related activities. The following table summarises these activities and the key risk management processes.

Activity	Key risk management processes

1. Risk mitigation

Hedging of revenues with financial instruments will be executed to mitigate risk at the portfolio level when CFaR exceeds the Board-approved limits. Similarly, and on an exception basis, hedging for the purposes of mitigating risk related to specific and significant expenditure on investments or capital projects will be executed if necessary to support the Group’s strategic objectives.

• Assessment of portfolio CFaR against Board-approved limits • Execution of transactions within approved mandates

2. Economic hedging of commodity sales, operating costs and debt instruments

Where group commodity production is sold to customers on pricing terms that deviate from the relevant index target, and where a relevant derivatives market exists, financial instruments are executed as an economic hedge to align the revenue price exposure with the index target.

Where debt is issued with a currency or interest rate profile that deviates from the relevant index target, fair value hedges are executed to align the debt exposure with the index target.

Similarly, where specific and significant operating costs are contracted in a currency that deviates from the relevant index target, financial instruments are executed as an economic hedge to align the currency exposure with the index target.

•      Assessment of portfolio CFaR against Board-approved limits

•      Measuring and reporting the exposure in customer commodity contracts and issued debt instruments

•      Executing hedging derivatives to align the total group exposure to the index target

3. Strategic financial transactions Opportunistic transactions may be executed with financial instruments to capture value from perceived market over/under valuations.	• Exposures managed within Value at Risk and stop loss limits • Execution of transactions within approved mandates

4. Proprietary trading

Certain of our business units are mandated to undertake trading activities in specifically approved commodity derivatives. These activities are in support of our underlying commodity businesses and provide market and commercial insight.

• Measuring and reporting the exposure in mandated activities • Exposures managed within approved mandates (including position limits, value at risk limits and stop loss limits)

Primary responsibility for identification and control of financial risks, including authorising and monitoring the use of financial instruments for the above activities and stipulating policy thereon, rests with the Financial Risk Management Committee under authority delegated by the Group Management Committee.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-50

Notes to Financial Statements continued

26 Financial risk management continued

Interest rate risk

The Group is exposed to interest rate risk on its outstanding borrowings and investments from the possibility that changes in interest rates will affect future cash flows or the fair value of fixed rate financial instruments. Interest rate risk is managed as part of the Portfolio Risk Management Strategy and within the overall CFaR limit.

The majority of debt is raised under central borrowing programs. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of the centrally raised debt into US dollar floating rate exposures. As at 30 June 2008, the Group holds US$1.6 billion (2007: US$1.6 billion) of fixed interest borrowings that have not been swapped to floating rates, arising principally from debt raised prior to the DLC merger. The Group’s earnings are sensitive to changes in interest rates on the floating rate component of the Group’s net borrowings.

The fair value of interest rate swaps and cross currency swaps in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	Fair value
	2008 US$M	2007 US$M
Interest rate swaps
US dollar swaps
Pay floating/receive fixed
Later than two years but not later than five years	59	(21)
Later than five years	69	(135)

Cross currency swaps
Australian dollar to US dollar swaps
Pay floating/receive fixed
Not later than one year	344	-
Later than one year but not later than two years	-	249

Euro to US dollar swaps
Pay floating/receive fixed
Not later than one year	162	290
Later than one year but not later than two years	-	17
Later than two years but not later than five years	190	41
Later than five years	125	(14)
Total fair value of interest rate swaps	949	427

Based on the net debt position as at 30 June 2008, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease the Group’s profit before taxation by US$59 million (2007: US$80 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances is constant over the year. However, interest rates and the debt profile of the Group are unlikely to remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-51

Notes to Financial Statements continued

26 Financial risk management continued

Currency risk

The US dollar is the functional currency of most operations within the Group and as a result currency exposures arise from transactions and balances in currencies other than the US dollar. The Group’s potential currency exposures comprise:

•	translational exposure in respect of non-functional currency monetary items

•	transactional exposure in respect of non-functional currency expenditure and revenues

The potential currency exposures are discussed below.

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the income statement. The exception is foreign exchange gains or losses on foreign currency provisions for closure and rehabilitation at operating sites which are capitalised in property, plant and equipment. The foreign currency risk relating to monetary items is managed as part of the Portfolio Risk Management Strategy within the overall CFaR limit.

The following table shows the foreign currency risk on the financial assets and liabilities of the Group’s operations denominated in currencies other than the functional currency of the operations.

2008	Net financial assets/(liabilities)
	US$ US$M	A$ US$M	SA rand US$M	GBP US$M	Other US$M	Total US$M
Functional currency of Group operation
US dollars	-	(1,114)	186	(39)	1,318	351
Australian dollars	-	-	-	-	-	-
UK pounds sterling	12	-	-	-	-	12
	12	(1,114)	186	(39)	1,318	363

	Net financial assets/(liabilities)
2007	US$ US$M	A$ US$M	SA rand US$M	GBP US$M	Other US$M	Total US$M
Functional currency of Group operation
US dollars	-	(1,107)	391	756	290	330
Australian dollars	2	-	-	-	(1)	1
UK pounds sterling	(2)	-	-	-	-	(2)
	–	(1,107)	391	756	289	329

The principal non-functional currencies to which the Group is exposed are the Australian dollar, South African rand and UK pound sterling. Based on the Group’s net financial assets and liabilities as at 30 June 2008, a weakening of the US dollar against these currencies as illustrated in the table below, with all other variables held constant, would have affected post-tax profit and equity as follows:

Currency movement	2008 US$M		2007 US$M
	Post-tax profit	Equity	Post-tax profit	Equity
1 cent movement in Australian dollar	(11)	(11)	(10)	(9)
0.2 rand movement in South African rand	2	5	5	11
1 pence movement in UK pound sterling	(1)	(1)	15	15

The Group’s financial asset and liability profile will not remain constant however, and therefore these sensitivities should be used with care.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-52

Notes to Financial Statements continued

26 Financial risk management continued

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditure is incurred by some operations in currencies other than their functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These currency risks are managed as part of the Portfolio Risk Management Strategy and within the overall CFaR limit. When required under this strategy the Group enters into forward exchange contracts.

In September 2007 the Group chose to discontinue the capital hedging policy for projects over US$100 million and as a result all existing hedges were closed out in the market by taking opposite positions. Gains and losses held in the cash flow hedge reserve at the time of discontinuing this hedge policy are recognised as part of the cost of property, plant and equipment acquired over the period of the original hedge. All such gains and losses will be recognised by 31 December 2008. The fair value of these hedges at 30 June 2008 is US$2 million (2007: US$156 million).

There are no significant forward exchange contracts outstanding to manage short-term foreign currency cash flows relating to operating activities.

Commodity price risk

Contracts for the sale and physical delivery of commodities are executed whenever possible on a pricing basis intended to achieve a relevant index target. Where pricing terms deviate from the index, derivative commodity contracts are used when available to return realised prices to the index. Contracts for the physical delivery of commodities are not typically financial instruments and are carried in the balance sheet at cost (typically at nil); they are therefore excluded from the fair value and sensitivity tables below. Accordingly, the financial instrument exposures set out in the tables below do not represent all of the commodity price risks managed according to the Group’s objectives. Movements in the fair value of contracts included in the tables below are offset by movements in the fair value of the physical contracts, however only the former movement is recognised in the Group’s income statement prior to settlement. The risk associated with commodity prices is managed as part of the Portfolio Risk Management Strategy and within the overall CFaR limit.

Financial instruments with commodity price risk included in the following tables are those entered into for the following activities:

•	economic hedging of prices realised on commodity contracts as described above

•	proprietary trading

•	purchases and sales of physical contracts that can be cash-settled

•	cash flow hedging of revenues

•	derivatives embedded within other supply contracts

All such instruments are carried in the balance sheet at fair value.

Forward commodity contracts

	2008		2007
	Fair value of asset US$M	Fair value of liability US$M	Fair value of asset US$M	Fair value of liability US$M
Aluminium	111	109	98	27
Copper	462	1,143	210	507
Zinc	54	65	27	32
Lead	70	73	59	61
Silver	32	29	6	10
Nickel	40	35	50	45
Iron ore	-	155	1	23
Energy coal	651	837	86	57
Metallurgical coal	-	21	-	3
Petroleum	54	61	18	49
Electricity	232	244	76	78
Gas	10	9	9	9
Freight	245	515	22	128
Other	1	5	-	-
Total	1,962	3,301	662	1,029
Comprising:
Current	1,502	2,050	570	605
Non-current	460	1,251	92	424

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-53

Notes to Financial Statements continued

26 Financial risk management continued

Forward commodity contracts - designated as cash flow hedge of future sales revenue

The table above includes forward commodity contracts, which are designated as a cash flow hedge of future sales revenue. The fair value of the contracts has been recognised in equity as an unrealised loss in the hedging reserve.

	Contractual volumes		Average price		Fair value
	2008 000 tonnes	2007 000 tonnes	2008 US$/tonne	2007 US$/tonne	2008 US$M	2007 US$M
Copper
Not later than one year	59	3	4,919	5,184	(202)	(5)
Later than one year but no later than five years	166	222	4,070	4,282	(541)	(272)
Total fair value	225	225	4,293	4,293	(743)	(277)

The Group’s exposure at 30 June 2008 to the impact of movements in commodity markets upon the financial instruments, other than those designated as a cash flow hedge or embedded derivatives, is set out in the following table.

	Units of exposure	2008		2007
		Net exposure Receive/(Deliver)	Impact on equity and profit of 10% movement in market price (post-tax) US$M	Net exposure Receive/(Deliver)	Impact on equity and profit of 10% movement in market price (post-tax) US$M
Aluminium	‘000 tonnes	(55)	(17)	(26)	(7)
Copper	‘000 tonnes	73	55	11	4
Zinc	‘000 tonnes	20	2	8	2
Lead	‘000 tonnes	5	-	12	3
Silver	Million ounces	1	3	3	3
Nickel	‘000 tonnes	(4)	(9)	-	-
Iron Ore	‘000 tonnes	(1,095)	(18)	-	-
Energy coal	‘000 tonnes	(185)	(11)	360	-
Petroleum	‘000 barrels	934	10	106	7
Electricity	‘000 MWh	22	-	(28)	-
Gas	‘000 therms	(15,500)	(1)	(2,117)	-
Freight	Time charter days	(7,735)	(68)	(7,228)	(32)
	‘000 voyage charter tonnes	600	5	(290)	(5)

The sensitivities in the above table have been determined as the absolute impact on fair value of a 10 per cent increase in the commodity prices that were applied to the fair value measurement at each reporting date.

The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

In addition, the Group is exposed to commodity prices on derivatives embedded in host contracts. A 10 per cent increase in the commodity price related to those contracts would decrease the Group’s equity and profit after tax by US$15 million (2007: US$7 million). This relates primarily to a contract to purchase gas under a take or pay contract where the price is index-linked to inflation and the scrap metal price. As at 30 June 2008, the Group was contracted to purchase 171 million gigajoules of gas (2007: 202 million gigajoules) over the remaining term of the contract expiring in December 2013.

Liquidity risk

The Group’s liquidity risk arises from the possibility that it may not be able to settle or meet its obligations as they fall due and is managed as part of the Portfolio Risk Management Strategy and within the overall CFaR limit. Operational, capital and regulatory requirements are considered in the management of liquidity risk, in conjunction with short and long-term forecast information.

Additional liquidity risk arises on debt related derivatives due to the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the Group only uses derivatives in highly liquid markets.

Moody’s Investors Service made no change to the Group’s long-term credit rating of A1 (the short-term credit rating is P-1). Standard & Poor’s made no change to the Group’s long-term credit rating of A+ (the short-term credit rating is A-1), however the ratings were placed on negative outlook following an announcement of proposed offers for Rio Tinto Plc and Rio Tinto Limited. The Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Group’s policy on counterparty credit exposures ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-54

Notes to Financial Statements continued

26 Financial risk management continued

The Group’s US$3.0 billion multi-currency revolving credit facility matures in October 2011. This facility was established in October 2006 and replaced a previous US$3.0 billion multi-currency revolving credit facility with an original maturity date of September 2009. The multi-currency revolving credit facility is used for general corporate purposes and as backup for the commercial paper programs. As at 30 June 2008 US$ nil (30 June 2007: US$ nil) was drawn under this facility.

The remaining outstanding amount on the Group’s US$5.5 billion acquisition facility, established in March 2005 in order to assist with financing of the WMC acquisition (and which could only be used for the acquisition), was repaid in July 2006.

There were no defaults on loans payable during the period.

Refer to note 30 for details of the Group’s unused credit facilities.

The maturity profile of the Group’s financial liabilities based on the contractual amounts, taking into account the derivatives related to debt is as follows:

2008	Bank loans, debentures and other loans US$M	Expected future interest payments US$M	Derivatives related to net debt US$M	Other derivatives US$M	Obligations under finance leases US$M	Other financial liabilities US$M	Total US$M
Due for payment:
In one year or less or on demand	3,374	615	-	2,208	43	6,817	13,057
In more than one year but not more than two years	291	586	-	1,037	37	120	2,071
In more than two years but not more than three years	2,025	665	-	110	37	4	2,841
In more than three years but not more than four years	1,198	435	-	6	45	3	1,687
In more than four years but not more than five years	1,811	370	-	-	33	2	2,216
In more than five years	3,701	1,007	-	-	156	24	4,888
	12,400	3,678	-	3,361	351	6,970	26,670
Carrying amount	12,447	-	-	3,348	233	6,927	22,955

2007	Bank loans, debentures and other loans US$M	Expected future interest payments US$M	Derivatives related to net debt US$M	Other derivatives US$M	Obligations under finance leases US$M	Other financial liabilities US$M	Total US$M
Due for payment:
In one year or less or on demand	1,464	713	27	657	16	5,278	8,155
In more than one year but not more than two years	2,591	734	34	213	12	146	3,730
In more than two years but not more than three years	168	559	35	97	9	1	869
In more than three years but not more than four years	1,591	487	39	71	9	1	2,198
In more than four years but not more than five years	737	420	42	40	14	1	1,254
In more than five years	5,975	1,353	72	3	88	30	7,521
	12,526	4,266	249	1,081	148	5,457	23,727
Carrying amount	12,312	-	170	1,080	93	5,292	18,947

As the amounts disclosed in the table above are the contractual undiscounted cash flows, these balances will not agree with the amounts presented in the balance sheet. The Group also holds derivatives related to net debt, commodities and currencies that are expected to generate cash inflows, which are classified as other financial assets (refer to note 12). These contracts are excluded from the table above.

Credit risk

Credit risk arises from the non-performance by counterparties of their contractual financial obligations towards the Group.

To manage credit risk the Group maintains group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits and daily monitoring of exposures against these limits. As part of these processes the financial viability of all counterparties is regularly monitored and assessed.

The maximum exposure to credit risk is limited to the total carrying value of financial assets on the balance sheet as at the reporting date.

The Group’s credit risk exposures are categorised under the following headings:

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-55

Notes to Financial Statements continued

26 Financial risk management continued

Counterparties

The Group conducts transactions with the following major types of counterparties:

•	Receivables counterparties

The majority of sales to the Group’s customers are made on open terms.

•	Payment guarantee counterparties

A proportion of sales to Group customers occur via secured payment mechanisms.

•	Derivative counterparties

Counterparties to derivative contracts consist of a diverse number of financial institutions and industrial counterparties in the relevant markets.

•	Cash investment counterparties

As part of managing cash flow and liquidity, the Group holds short-term cash investments with a range of financial institutions.

The Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

Geographic

The Group trades in all major geographic regions. Countries in which the Group has a significant credit risk exposure include South Africa, Australia, the US, Japan and China. Where appropriate, secured payment mechanisms and other risk mitigation instruments are used to protect revenues from credit risk losses.

Industry

In line with our asset portfolio, the Group sells into a diverse range of industries and customer sectors. This diversity means that the Group is not materially exposed to any individual industry or customer.

The following table shows the Group’s receivables at the reporting date that are exposed to credit risk and the ageing and impairment profile thereon.

				Receivables past due but not impaired
2008	Gross amount US$M	Receivables past due and impaired US$M	Receivables neither past due nor impaired US$M	Less than 30 days US$M	31 to 60 days US$M	61 to 90 days US$M	Over 90 days US$M
Trade accounts receivables	8,050	49	7,957	39	2	2	1
Other receivables	2,522	2	2,259	184	28	18	31
Total	10,572	51	10,216	223	30	20	32

				Receivables past due but not impaired
2007	Gross amount US$M	Receivables past due and impaired US$M	Receivables neither past due nor impaired US$M	Less than 30 days US$M	31 to 60 days US$M	61 to 90 days US$M	Over 90 days US$M
Trade accounts receivables	4,837	10	4,768	54	3	-	2
Other receivables	2,055	1	1,750	139	31	20	114
Total	6,892	11	6,518	193	34	20	116

Receivables are deemed to be beyond due or impaired with reference to the Group’s normal terms and conditions of business. These terms and conditions are determined on a case by case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer.

The credit quality of the Group’s customers is monitored on an ongoing basis and assessed for impairment where indicators of such impairment exist. The solvency of the debtor and their ability to repay the receivable is considered in assessing receivables for impairment. The Group considers receivables that are neither past due nor impaired to be of high credit quality.

In circumstances where a receivable is no longer considered to be of high credit quality, the Group may seek collateral as security for the receivable.

There were no significant impairments of receivables as at 30 June 2008.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-56

Notes to Financial Statements continued

26 Financial risk management continued

Fair values

All financial assets and financial liabilities, other than derivatives, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortised cost, as indicated in the tables below.

Derivatives are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value. This measurement of fair value is based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The carrying values of financial assets and liabilities are presented by class in the tables below, and generally approximate to the fair values. In the case of US$1.3 billion (2007: US$1.3 billion) of centrally managed fixed rate debt not swapped to floating rate, the fair value at 30 June 2008 is US$1.5 billion (2007: US$1.4 billion).

Financial assets and liabilities

2008	Notes	Loans and receivables US$M	Available for sale securities US$M	Held at fair value through profit or loss US$M	Cash flow hedges US$M	Other financial assets and liabilities at amortised cost US$M	Total US$M
Financial assets
Cash and cash equivalents	30	4,237	-	-	-	-	4,237
Trade and other receivables	11	10,521	-	-	-	-	10,521
Cross currency and interest rate swaps	12	-	-	949	-	-	949
Forward exchange contracts	12	-	-	-	49	-	49
Commodity contracts	12	-	-	1,914	-	-	1,914
Other derivative contracts	12	-	-	48	-	-	48
Bonds and debentures	12	-	-	-	-	7	7
Shares - fair value through profit	12	-	-	37	-	-	37
Shares - available for sale	12	-	332	-	-	-	332
Other investments - available for sale	12	-	166	-	-	-	166
Total financial assets		14,758	498	2,948	49	7	18,260
Non-financial assets							57,629
Total assets							75,889
Financial liabilities
Trade and other payables	17	-	-	-	-	6,912	6,912
Forward exchange contracts	19	-	-	-	47	-	47
Commodity contracts	19	-	-	2,423	670	-	3,093
Other derivative contracts	19	-	-	208	-	-	208
Unsecured bank overdrafts	18	-	-	-	-	64	64
Unsecured bank loans	18	-	-	-	-	711	711
Commercial paper	18	-	-	200	-	-	200
Notes and debentures	18	-	-	8,612	-	1,303	9,915
Secured debt	18	-	-	-	-	679	679
Redeemable preference shares	18	-	-	-	-	15	15
Finance leases	18	-	-	-	-	233	233
Unsecured other	18	-	-	-	-	878	878
Total financial liabilities		-	-	11,443	717	10,795	22,955
Non-financial liabilities							13,891
Total liabilities							36,846

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-57

Notes to Financial Statements continued

26 Financial risk management continued

Financial assets and liabilities continued

2007	Notes	Loans and receivables US$M	Available for sale securities US$M	Held at fair value through profit or loss US$M	Cash flow hedges US$M	Other financial assets and liabilities at amortised cost US$M	Total US$M
Financial assets
Cash and cash equivalents	30	2,449	-	-	-	-	2,449
Trade and other receivables	11	6,881	-	-	-	-	6,881
Cross currency and interest rate swaps	12	-	-	597	-	-	597
Forward exchange contracts	12	-	-	-	207	-	207
Commodity contracts	12	-	-	609	-	-	609
Other derivative contracts	12	-	-	53	-	-	53
Bonds and debentures	12	-	-	-	-	6	6
Shares - fair value through profit	12	-	-	50	-	-	50
Shares - available for sale	12	-	363	-	-	-	363
Other investments - available for sale	12	-	73	-	-	-	73
Total financial assets		9,330	436	1,309	207	6	11,288
Non-financial assets							50,116
Total assets							61,404
Financial liabilities
Trade and other payables	17	-	-	-	-	5,277	5,277
Cross currency and interest rate swaps	19	-	-	170	-	-	170
Forward exchange contracts	19	-	-	-	51	-	51
Commodity contracts	19	-	-	621	282	-	903
Other derivative contracts	19	-	-	126	-	-	126
Unsecured bank overdrafts	18	-	-	-	-	51	51
Unsecured bank loans	18	-	-	-	-	432	432
Notes and debentures	18	-	-	8,839	-	1,303	10,142
Secured debt	18	-	-	-	-	735	735
Redeemable preference shares	18	-	-	-	-	15	15
Finance leases	18	-	-	-	-	93	93
Unsecured other	18	-	-	-	-	952	952
Total financial liabilities		-	-	9,756	333	8,858	18,947
Non-financial liabilities							12,539
Total liabilities							31,486

Capital management

The Group defines capital as the total equity of the Group. The Group manages capital with the goal of maintaining levels of gearing designed to optimise the cost of capital and return on capital employed, whilst also growing the business consistently through project developments and acquisitions. The Group’s capital management program has three priorities:

•	Reinvestment in projects that carry attractive rates of return regardless of the economic climate
•	Commitment to a solid ‘A’ credit rating with a target net gearing of between 35 per cent and 40 per cent
•	Returning excess capital to shareholders via dividend growth and share buy-backs

The Group’s strategy is focused on upstream, large, long-life, low-cost, expandable, export-orientated assets and the Group continually reviews its portfolio to identify assets which do not fit this strategy. The Group will purchase interests in assets where they fit our strategy.

The Group’s credit ratings are currently A1/P-1 and A+/A-1 with Moody’s and Standard & Poor’s respectively. There has been no change to these ratings during the year, however the ratings were placed on negative outlook following the announcement of proposed offers for Rio Tinto Plc and Rio Tinto Limited.

Details of share buy-backs can be found in note 21. On 14 December 2007 the buy-back program was suspended following the Group’s decision to make formal offers to acquire Rio Tinto Plc and Rio Tinto Limited.

The Group monitors capital using a gearing ratio, being the ratio of net debt to net debt plus net assets.

	2008 US$M	2007 US$M
Cash and cash equivalents	4,237	2,449
Current debt	3,461	1,640
Non-current debt	9,234	10,780
Net debt	8,458	9,971
Net assets/Total equity	39,043	29,918
Gearing	17.8%	25.0%

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-58

Notes to Financial Statements continued

27 Contingent liabilities

Contingent liabilities at balance date, not otherwise provided for in the financial report, are categorised as arising from:

	2008 US$M	2007 US$M
Jointly controlled entities
Bank guarantees (b)	-	1
Other (a)	535	416
	535	417
Subsidiaries and jointly controlled assets (including guarantees)
Bank guarantees (b)	1	1
Performance guarantees (b)	-	25
Other (a)	327	296
	328	322
Total contingent liabilities	863	739

(a)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.
(b)	The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

28 Commitments

	2008 US$M	2007 US$M
Capital expenditure commitments not provided for in the financial statements
Due not later than one year	4,258	3,245
Due later than one year and not later than two years	450	771
Due later than two years and not later than three years	544	95
Due later than three years and not later than four years	89	23
Due later than four years and not later than five years	-	16
Due later than five years	-	2
Total capital expenditure commitments	5,341	4,152
Lease expenditure commitments
Finance leases
Due not later than one year	46	22
Due later than one year and not later than two years	36	17
Due later than two years and not later than three years	36	15
Due later than three years and not later than four years	43	14
Due later than four years and not later than five years	28	13
Due later than five years	164	62
Total commitments under finance leases	353	143
Future financing charges	(120)	(50)
Finance lease liability	233	93
Operating leases (a)
Due not later than one year	675	256
Due later than one year and not later than two years	600	233
Due later than two years and not later than three years	556	544
Due later than three years and not later than four years	543	504
Due later than four years and not later than five years	146	483
Due later than five years	256	289
Total commitments under operating leases	2,776	2,309
Other expenditure commitments (b)
Due not later than one year	2,853	1,801
Due later than one year and not later than two years	1,485	1,170
Due later than two years and not later than three years	965	812
Due later than three years and not later than four years	707	547
Due later than four years and not later than five years	469	925
Due later than five years	2,059	966
Total commitments for other expenditure	8,538	6,221

(a)	Operating leases are entered into as a means of acquiring property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.
(b)	Other expenditure commitments include the supply of goods and services, royalties, exploration expenditure and chartering costs.

Other commitments

On 6 February 2008, the Group announced the terms of two inter-conditional offers for the entire ordinary share capital of Rio Tinto plc and Rio Tinto Limited. Under the announced offers, the Group will offer 3.4 BHP Billiton shares for each Rio Tinto share tendered. The offers are subject to certain pre-conditions relating to merger control and regulatory approvals in a number of jurisdictions, including the approval of anti-trust authorities in the European Union, the United States, Australia, Canada and South Africa, and foreign investment authorities in Australia. Provided the pre-conditions have been satisfied or waived, the Group will be obliged to make the offers on the terms we have announced (or terms no less favourable to Rio Tinto shareholders).

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-59

Notes to Financial Statements continued

29 Key Management Personnel

Key Management Personnel compensation comprises:

	2008 US$	2007 US$	2006 US$
Short-term employee benefits	20,607,717	25,097,097	23,455,737
Post-employment benefits	2,958,123	3,326,413	2,895,619
Share-based payments	12,428,149	12,845,483	11,324,796
Total	35,993,989	41,268,993	37,676,152

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-60

Notes to Financial Statements continued

29 Key Management Personnel continued

Equity Instrument disclosures relating to Key Management Personnel

BHP Billiton Limited ordinary shares under option

	Scheme	At 30 June 2006	Vested and exercisable during the year (a)	Granted	Lapsed	Exercised	At 30 June 2007	Vested and exercisable during the year (a)	Granted	Lapsed	Exercised	At 30 June 2008
Charles Goodyear	GIS Options (b)	501,338	180,613	-	-	-	501,338	-	-	-	501,338	-
	ESP Options (b)	1,073,850	-	-	-	-	1,073,850	-	-	-	1,073,850	-
	Total	1,575,188	180,613	-	-	-	1,575,188	-	-	-	1,575,188	-

BHP Billiton Limited ordinary shares under award

	Scheme	At 30 June 2006	Vested and exercisable during the year (a)		Granted	Lapsed		Exercised	At 30 June 2007		Vested and exercisable during the year (a)		Granted	Lapsed		Exercised	At 30 June 2008
Charles Goodyear	LTIP Performance	1,100,000	-		592,558	-		-	1,692,558		-		-	864,791	(c)	-	827,767
	GIS Deferred	121,170	44,601		56,691	-		44,601	133,260		172,918	(d)	39,658	-		172,918	-
	GIS Performance	112,375	89,900		-	22,475		89,900	-		-		-	-		-	-
	PSP	15,716	-		-	-		-	15,716		-		-	-		15,716	-
Marius Kloppers	LTIP Performance	-	-		-	-		-	-		-		333,327	-		-	333,327
	GIS Deferred	-	-		-	-		-	-		-		27,582	-		-	27,582
Chris Lynch(f)	LTIP Performance	450,000	-		225,000	-		-	675,000
	GIS Deferred	160,588	55,908		32,399	-		116,918	76,069
	GIS Performance	178,127	48,808		-	12,202		165,925	-
	PSP	142,195	-		-	-		142,195	-
John Fast(f)	LTIP Performance	350,000	-		175,000	-		-	525,000
	GIS Deferred	148,265	53,908		25,825	-		-	174,090
	GIS Performance	170,703	43,826		-	10,956		-	159,747
	PSP	96,384	-		-	-		18,000	78,384
Robert Kirkby(f)	LTIP Performance	450,000	-		225,000	472,500	(c)	-	202,500	(e)
	GIS Deferred	104,898	135,475	(d)	30,577	-		57,450	78,025
	GIS Performance	58,031	46,425		-	11,606		46,425	-
Marcus Randolph	LTIP Performance	220,000	-		175,000	-		-	395,000		-		197,676	-		-	592,676
	GIS Deferred	76,433	44,234		29,455	-		44,234	61,654		32,199		23,648	-		-	85,302
	GIS Performance	34,261	27,409		-	6,852		27,409	-		-		-	-		-	-
Alex Vanselow	LTIP Performance	220,000	-		225,000	-		-	445,000		-		197,676	-		-	642,676
	GIS Deferred	52,980	27,347		23,030	-		27,347	48,663		25,633		24,847	-		-	73,510
	GIS Performance	13,859	11,087		-	2,772		11,087	-		-		-	-		-	-
Karen Wood	LTIP Performance	160,000	-		175,000	-		-	335,000		-		154,187	-		-	489,187
	GIS Deferred	67,777	26,631		18,267	-		20,684	65,360		20,462		19,643	-		-	85,003
	GIS Performance	62,903	16,457		-	4,137		42,219	16,547		-		-	-		-	16,547
	PSP	25,846	-		-	-		-	25,846		-		-	-		-	25,846
J. Michael Yeager	LTIP Performance	325,000	-		225,000	-		-	550,000		-		187,702	-		-	737,702
	GIS Deferred	-	-		6,614	-		-	6,614		-		26,460	-		-	33,074
	Total	4,917,511	672,016		2,240,416	543,500		854,394	5,760,033		251,212		1,232,406	846,791		188,634	3,970,199

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-61

Notes to Financial Statements continued

29 Key Management Personnel continued

BHP Billiton Limited partly paid shares

Name	Scheme	At 30 June 2006 (g)	Granted	Lapsed	Exercised	At 30 June 2007 (g)	Granted	Lapsed	Exercised	At 30 June 2008 (g)	Unpaid Amount (h)	First Exercise Date	Expiry date
Robert Kirkby	ESS 1995 (i)	72,279	-	-	-	72,279					A$8.17	n/a	4 October 2015
	ESS 1994 (j)	108,255	-	-	-	108,255					A$8.43	n/a	4 October 2014
	Total	180,534	-	-	-	180,534

BHP Billiton Plc ordinary shares under award

Name	Scheme	At 30 June 2006	Vested and exercisable during the year (a)		Granted	Lapsed		Exercised	At 30 June 2007		Vested and exercisable during the year (a)	Granted	Lapsed	Exercised	At 30 June 2008
Marius Kloppers	LTIP Performance	450,000	-		225,000	-		-	675,000		-	-	-	-	675,000
	GIS Deferred	113,319	60,548		37,300	-		60,548	90,071		52,771	-	-	-	90,071
	GIS Performance	55,378	44,302		-	11,076		44,302	-		-	-	-	-	-
Alberto Calderon	LTIP Performance								120,000		-	211,993	-	-	331,993
	GIS Deferred								11,926		-	17,207	-	-	29,133
Miklos Salamon (f)	LTIP Performance	600,000	-		-	400,000	(c)	-	200,000	(e)
	GIS Deferred	153,894	153,894	(d)	-	-		153,894	-
	GIS Performance	89,056	71,245		-	17,811		71,245	-
	Total	1,461,647	329,989		262,300	428,887		329,989	1,096,997		52,771	229,200	-	-	1,126,197

(a)	All awards that are vested are exercisable.
(b)	All of the options issued pursuant to these awards are exercisable.
(c)	In accordance with the LTIP rules, a proportion of the original share award lapsed when Mr Goodyear (1 January 2008), Mr Salamon (26 October 2006) and Mr Kirkby (31 December 2006) retired from the Group. Lapses occurred at retirement for Mr Lynch (31 August 2007), and Mr Fast (14 September 2007) but after ceasing to be Key Management Personnel.
(d)	As per the rules of the GIS, the awards of Deferred Shares vested when Mr Goodyear (Mr Salamon; 26 October 2006 and Mr Kirkby; 31 December 2006) retired.
(e)	Awards have been pro-rated to reflect the period of service from the start of each performance period to the date of retirement.
(f)	Mr Lynch, Mr Fast, Mr Kirkby and Mr Salamon are no longer part of the Key Management Personnel.
(g)	Includes accrued bonus shares to be issued upon conversion of partly paid shares.
(h)	Represents the final call payable upon conversion of partly paid shares held at 30 June 2007, adjusted for bonus issues.
(i)	35,000 Partly Paid Shares and 37,279 fully paid bonus shares (held under escrow).
(j)	50,000 Partly Paid Shares and 58,255 fully paid bonus shares (held under escrow).

No options have been granted to Key Management Personnel since the end of the financial year. Further information on options and rights, including grant dates and exercise dates regarding options granted to Key Management Personnel under the employee share ownership plan, is set out in note 25.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-62

Notes to Financial Statements continued

29 Key Management Personnel continued

Equity holdings and transactions

The movement during the financial year in the number of ordinary shares of the Group held directly, indirectly or beneficially, by each specified Key Management Personnel, including their personally-related entities were as follows:

BHP Billiton Limited shares (a)	Held at 30 June 2006 or at date of appointment as Key Management Personnel	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2007	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2008 or at date of resigning as Key Management Personnel
Charles Goodyear (b) (d) (e)	954,254	-	134,501	90,000	998,755	-	-	-	998,755
Marius Kloppers (e)	-	-	-	-	-	160	-	-	160
Marcus Randolph (e)	153,794	-	71,643	50,000	175,437	157	-	-	175,594
Alex Vanselow (e)	11,466	3,000	38,434	-	52,900	157	-	-	53,057
Karen Wood (e)	11,753	-	62,903	29,000	45,656	157	-	-	45,813
Paul Anderson (g)	60,000	46,000	-	-	106,000	-	-	-	106,000
Don Argus (e)	278,195	43,695	-	-	321,890	-	-	-	321,890
Carlos Cordeiro (g)	6,550	-	-	-	6,550	-	-	-	6,550
David Crawford (e)	29,127	4,000	-	-	33,127	-	-	-	33,127
David Jenkins	2,066	-	-	-	2,066	-	-	-	2,066
David Morgan (d) (e)					146,550	-	-	-	146,550
Jacques Nasser (g)	5,600	-	-	-	5,600	-	-	-	5,600
E. Gail de Planque (g)	1,800	1,780	-	-	3,580	-	-	-	3,580
John Schubert	23,675	-	-	-	23,675	-	-	-	23,675
J. Michael Yeager (e) (h)	-	-	-	-	-	134	-	-	134
John Fast (c) (d)	3,595	-	18,000	18,000	3,595
Chris Lynch (e) (k)	80,679	-	425,038	212,519	293,198
Robert Kirkby (e) (i) (j)	666,227	-	103,875	-	770,102

BHP Billiton Plc shares (a)	Held at 30 June 2006 or at date of appointment of Key Management Personnel	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2007	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2008 or at date of resigning as Key Management Personnel
Charles Goodyear (b) (e) (d)	2,000	-	-	-	2,000	-	-	-	2,000
Marius Kloppers (e)	335,333	-	104,850	43,500	396,683	-	-	-	396,683
Alberto Calderon (e)					-	156	-	-	156
Paul Anderson (f)	-	4,000	-	-	4,000	-	-	-	4,000
David Brink (e)	50,000	20,000	-	-	70,000	-	-	-	70,000
John Buchanan	20,000	-	-	-	20,000	-	-	-	20,000
David Jenkins	10,000	-	-	-	10,000	-	-	-	10,000
Miklos Salamon (e) (j)	1,302,085	-	225,139	92,538	1,434,686

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-63

Notes to Financial Statements continued

29 Key Management Personnel continued

(a)	All interests are beneficial.
(b)	82,604 BHP Billiton Limited shares are held in the form of 41,302 American Depositary Shares and 2,000 BHP Billiton Plc shares are held in the form of 1,000 American Depositary Shares.
(c)	At 30 June 2007 and 30 June 2006, 2,945 shares were held by nominees, including 929 in the form of endowment warrants.
(d)	Mr Goodyear retired as CEO and Director on 30 September 2007, he left the Company on 1 January 2008 (the closing balance reflects his holding as at 30 September 2007). Mr Fast’s balance reflects his holding as at the announcement of his retirement on 19 June 2007, he left the Company on 14 September 2007. Mr Morgan’s balance reflects his holding as at appointment date, 1 January 2008.
(e)	Includes shares held in the name of spouse, superannuation fund and/or nominee.
(f)	66,000 BHP Billiton Limited shares are held in the form of 33,000 American Depositary Shares. 4,000 BHP Billiton Plc shares are held in the form of 2,000 American Depositary Shares.
(g)	All BHP Billiton Limited shares are held in the form of American Depositary Shares: Mr Cordeiro (3,275), Hon de Planque (1,790) and Mr Nasser (2,800).
(h)	134 BHP Billiton Limited shares are held in the form of 67 American Depositary Shares.
(i)	At 31 December 2006, 85,000 partly paid shares were held.
(j)	Mr Salamon and Mr Kirkby left the Company prior to 30 June 2007. Their 30 June 2007 closing balance reflects their holdings as at departure date (Mr Salamon 26 October 2006 and Mr Kirkby 31 December 2006).
(k)	Mr Lynch is no longer a Key Management Personnel.

Directors and their personally-related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares. Partly paid shares did not participate in dividends.

Refer to note 25 for details of the employee share ownership plans referred to above.

Loans to Key Management Personnel and their related parties

Aggregates for Key Management Personnel

Year	Balance at start of the year (a) US$	Balance at year end US$	Interest paid and payable US$	Interest not charged US$	Number of persons included in Group aggregate
2008	-	-	-	-	-
2007	17,889	-	-	1,033	2

(a)	Balance at the start of year or at date of becoming Key Management Personnel.

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

Other transactions with Key Management Personnel

Transactions with Key Management Personnel

During the year, Alex Vanselow purchased products from the Group totalling US$22,802 on normal commercial terms and conditions (2007: Charles Goodyear US$241,265). There are no amounts payable at 30 June 2008.

Transactions with personally-related entities

A number of Directors or former Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. There were no transactions during the year with personally-related entities (2007: US$nil).

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-64

Notes to Financial Statements continued

30 Notes to the consolidated cash flow statement

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents include highly liquid investments that are readily convertible to cash and with a maturity of less than 90 days, bank overdrafts and interest bearing liabilities at call.

	2008 US$M	2007 US$M	2006 US$M
Cash and cash equivalents comprise:
Cash assets (a)
Cash	1,734	846	707
Short-term deposits	2,503	1,603	660
Total cash and cash equivalents	4,237	2,449	1,367
Bank overdrafts and short term borrowings -refer to note 18	(64)	(51)	(16)
Total cash and cash equivalents, net of overdrafts	4,173	2,398	1,351

(a)	Cash and cash equivalents include US$591 million (2007: US$325 million; 2006: US$297 million) which is restricted by legal or contractual arrangements.

Exploration and evaluation expenditure

Exploration and evaluation expenditure (excluding impairments) is classified as an investing activity as described in IAS 7/AASB 107 ‘Cash Flow Statements’ and is therefore a reconciling item between profit after taxation and net operating cash flows.

Exploration and evaluation expenditure classified as investing activities in the cash flow statement is reconciled as follows:

	2008 US$M	2007 US$M	2006 US$M
Expensed in the income statement (excluding impairments)	859	539	566
Capitalised in property, plant and equipment	491	266	205
Cash outflow from investing activities	1,350	805	771

Significant non-cash transactions

Non-cash transactions of US$211 million (2007: US$6 million; 2006: US$ nil) represent assets acquired under finance leases.

Standby arrangements and unused credit facilities

	Facility available 2008 US$M	Used 2008 US$M	Unused 2008 US$M	Facility available 2007 US$M	Used 2007 US$M	Unused 2007 US$M
Acquisition finance facility	55,000	-	55,000	-	-	-
Revolving credit facilities	3,000	-	3,000	3,000	-	3,000
Other facilities	60	-	60	58	-	58
Total financing facilities	58,060	-	58,060	3,058	-	3,058

Details of major standby and support arrangements are as follows:

Acquisition finance facility

On 5 February 2008, the Group entered into a multi-currency term and revolving facility and subscription agreement to, among other things, meet potential funding requirements in relation to our offer to acquire Rio Tinto. The facility agreement provides for four debt facilities in an aggregate amount of US$55 billion as follows:

•

a US$20 billion term loan facility with a term of 364 days, which may be extended (at our election) for a further 12 months and thereafter up to US$10 billion may be extended for a further six months (at our election) subject to payment of an extension fee;

•	a US$15 billion term loan facility with a term of three years;
•	a US$12.5 billion term loan facility with a term of five years; and
•	a US$7.5 billion revolving facility with a term of five years incorporating Euro and US dollar swing line facilities.

Revolving credit facility

The multi-currency revolving credit facility is available for general corporate purposes and matures in October 2011.

Other facilities

Other bank facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-65

Notes to Financial Statements continued

30 Notes to the consolidated cash flow statement continued

Disposal of subsidiaries and operations

The Group disposed of the following subsidiaries and operations during the year ended:

30 June 2008

•	Optimum Colliery operations
•	Elouera coal mine

30 June 2007

•	The Group’s 45.5 per cent interest in the Valesul joint venture
•	Interest in Cascade and Chinook oil and gas prospects
•	Southern Cross Fertilisers
•	The Group’s interest in the Typhoon facility and associated oil fields in the Gulf of Mexico
•	The Group’s interest in Australian coal bed methane assets
•	Koornfontein coal business

30 June 2006

•	The Group’s 50 per cent interest in the Wonderkop joint venture
•	Zululand Anthracite Collieries operations
•	The Group’s interest in Green Canyon 10 and 60 oil fields in the Gulf of Mexico
•	DMS Powders business
•	Tintaya copper mine

The carrying value of assets and liabilities disposed are as follows:

	2008 US$M	2007 US$M	2006 US$M
Carrying amount of assets and liabilities of entities disposed:
Cash and cash equivalents	-	-	5
Trade and other receivables	14	54	7
Inventories	20	51	63
Other current assets	-	11	-
Property, plant and equipment	223	192	377
Intangible assets	-	24	-
Trade and other payables	(107)	(45)	(26)
Provisions	(304)	(94)	(110)
Net identifiable (liabilities)/assets	(154)	193	316
Net consideration - Cash	38	203	849
- Intangible received	-	12	-
- Deferred (payable)/consideration	(126)	40	37
- Deferred settlement of intercompany balance	-	-	(40)
Total net consideration (paid)/received	(88)	255	846

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-66

Notes to Financial Statements continued

31 Jointly controlled assets

Interests in jointly controlled assets

The principal jointly controlled assets in which the Group has an interest and which are proportionately included in the financial report are as follows:

Name	Country of operation	Principal activity	The Group’s effective interest
			2008%	2007%
Atlantis	US	Hydrocarbons exploration and production	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Griffin	Australia	Hydrocarbons exploration and production	45	45
Genesis	US	Hydrocarbons exploration and production	4.95	4.95
Keith	UK	Hydrocarbons exploration and production	31.83	31.83
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Mustang	US	Hydrocarbons exploration	43.66	43.66
Neptune	US	Hydrocarbons exploration and development	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8–17	8–17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Puma	US	Hydrocarbons exploration	29.8	29.8
Pyrenees	Australia	Hydrocarbons exploration and development	71.43	71.43
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	45	45
Shenzi/Genghis Khan	US	Hydrocarbons exploration and development	44	44
Starlifter	US	Hydrocarbons exploration	30.95	30.95
Stybarrow	Australia	Hydrocarbons exploration and production	50	50
Trinidad 2c - Angostura	Trinidad and Tobago	Hydrocarbons production	45	45
West Cameron 76	US	Hydrocarbons exploration and production	33.76	33.76
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	- Alumina refining	36	36
		- Aluminium smelting	40	40
Billiton Suriname	Suriname	Bauxite mining and alumina refining	45	45
Worsley	Australia	Bauxite mining and alumina refining	86	86
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Red Mountain	Australia	Coal handling preparation plant	50	–
Mt Goldsworthy Mining Associates	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middleburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	23.99	33.96

Elements of the financial report relating to jointly controlled assets comprise:

	2008 US$M	2007 US$M
Current assets
Cash and cash equivalents	169	179
Trade and other receivables	1,816	722
Inventories	1,161	892
Other	84	90
Non-current assets
Trade and other receivables	47	20
Other financial assets	178	221
Inventories	46	40
Property, plant and equipment	21,578	17,970
Other	151	35
Group share of assets employed in jointly controlled assets	25,230	20,169
Contingent liabilities – unsecured (a)	136	159
Contracts for capital expenditure commitments not completed (b)	4,386	2,810

(a)	Included in contingent liabilities arising from jointly controlled assets. Refer to note 27.
(b)	Included in capital expenditure commitments. Refer to note 28.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-67

Notes to Financial Statements continued

32 Related party transactions

Subsidiaries

The percentage of ordinary shares in significant subsidiaries is disclosed in note 37 to the financial statements.

Jointly controlled entities

The percentage interest held in jointly controlled entities is disclosed in note 14 to the financial statements.

Jointly controlled assets

The percentage interest held in jointly controlled assets is disclosed in note 31 to the financial statements.

Key Management Personnel

Disclosures relating to Key Management Personnel are set out in note 29 to the financial statements.

Transactions with related parties

	Jointly controlled entities (b)		Transactions with other related parties (a)
	2008 US$M	2007 US$M	2008 US$M	2007 US$M
Sales of goods/services	-	-	-	-
Purchase of goods/services	360.790	487.725	-	-
Interest income	-	-	-	-
Dividend income	-	-	0.157	0.130

(a)	Excludes disclosures relating to post-employment benefit plans for the benefit of the Group employees. These are shown in note 34.
(b)	Disclosures in respect of transactions with jointly controlled entities represent the amount of such transactions which do not eliminate on proportional consolidation.

Transactions between each parent company and its subsidiaries, which are related parties of that company, are eliminated on consolidation and are not disclosed in this note.

Outstanding balances arising from sales/purchases of goods and services with related parties

	Jointly controlled entities (a)		Transactions with other related parties
	2008 US$M	2007 US$M	2008 US$M	2007 US$M
Amounts owing to related parties	55.828	50.896	-	-
Amounts owing from related parties	0.036	0.021	-	-

(a)	Disclosures in respect of amounts owing to/from jointly controlled entities represent those balances which do not eliminate upon proportional consolidation.

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

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-68

Notes to Financial Statements continued

33 Auditor’s remuneration

	2008 US$M	2007 US$M	2006 US$M
Fees payable to the Group’s auditor for audit services
Audit of the Group’s annual report	3.619	2.977	4.074
Audit of subsidiaries and associates pursuant to legislation (a)	8.774	8.167	7.974
Total audit services	12.393	11.144	12.048
Fees payable to the Group’s auditor for other services
Other services pursuant to legislation (b)	5.009	6.542	1.262
Other services relating to taxation (c)	0.063	0.198	0.296
Other services relating to corporate finance (d)	3.253	0.212	0.547
All other services (e)	1.085	0.374	0.478
Total other services	9.410	7.326	2.583
Total fees	21.803	18.470	14.631

All amounts were paid to KPMG or KPMG affiliated firms.

(a)	This amount includes audit fees of US$0.100 million (2007: US$0.158 million; 2006: US$0.150 million) for pension funds and statutory audit of subsidiaries and other audit work performed in relation to the Group’s Annual Report by KPMG non head-office teams. For UK purposes this would be classified as a separate component of “other services”.
(b)	Mainly includes review of half-year reports and audit work in relation to compliance with Section 404 of the US Sarbanes-Oxley Act.
(c)	Mainly includes tax compliance services.
(d)	Mainly includes services in connection with acquisitions, divestments and debt raising transactions.
(e)	Mainly includes advice on accounting matters, health and safety audits, payroll advice and preparatory work in connection with Section 404 of the US Sarbanes-Oxley Act.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-69

Notes to Financial Statements continued

34 Pension and other post-retirement obligations

Defined contribution pension plans and multi-employer pension plans

The Group contributed US$218 million (2007: US$167 million; 2006: US$118 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred. Contributions to defined contribution plans for Key Management Personnel are disclosed in note 29.

Defined benefit pension schemes

The Group has closed all defined benefit schemes to new entrants. Defined benefit pension schemes remain operating in Australia, the US, Canada, South America, Europe and South Africa for existing members. Full actuarial valuations are prepared and updated annually to 30 June by local actuaries for all schemes. The Projected Unit Credit valuation method is used. The Group operates final salary schemes that provide final salary benefits only, non-salary related schemes that provide flat dollar benefits and mixed benefit schemes that consist of a final salary defined benefit portion and a defined contribution portion.

Defined benefit post-retirement medical schemes

The Group operates a number of post-retirement medical schemes in the US, Canada, Suriname and South Africa. Full actuarial valuations are prepared by local actuaries for all schemes. All of the post-retirement medical schemes in the Group are unfunded.

The following tables set out details in respect of the Group’s defined benefit pension and post-retirement medical schemes.

Balance sheet disclosures

The amounts recognised in the balance sheet are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2008 US$M	2007 US$M	2008 US$M	2007 US$M
Present value of funded defined benefit obligation	1,822	1,724	-	-
Present value of unfunded defined benefit obligation	67	63	328	380
Unrecognised past service credits	-	-	-	15
Fair value of defined benefit scheme assets	(1,768)	(1,756)	–	-
Scheme deficit	121	31	328	395
Unrecognised surplus	99	110	-	-
Adjustment for employer contributions tax	8	(1)	-	-
Net liability recognised in the balance sheet	228	140	328	395

The Group has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.

Income statement disclosures

The amounts recognised in the income statement are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2008 US$M	2007 US$M	2006 US$M	2008 US$M	2007 US$M	2006 US$M
Current service cost	75	64	67	7	8	8
Interest cost	113	103	88	25	24	20
Expected return on scheme assets	(125)	(109)	(103)	-	-	-
Past service costs	-	-	3	-	-	-
Losses/(gains) on settlements/curtailments	-	(3)	(5)	(41)	-	-
Increase in adjustment for employer contributions tax	-	-	(2)	-	-	-
Total expense	63	55	48	(9)	32	28
- Recognised in employee benefits expense	75	61	63	(34)	8	8
- Recognised in net finance costs	(12)	(6)	(15)	25	24	20

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-70

Notes to Financial Statements continued

34 Pension and other post-retirement obligations continued

Statement of recognised income and expenses (SORIE) disclosures:

The amounts recognised in the statement of recognised income and expense (SORIE) are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2008 US$M	2007 US$M	2006 US$M	2008 US$M	2007 US$M	2006 US$M
Actuarial (gains)/losses	106	(143)	(64)	(17)	7	1
Limit on net assets and other adjustments	7	57	(48)	-	-	-
Total amount recognised in the SORIE	113	(86)	(112)	(17)	7	1
Total cumulative amount recognised in the SORIE (a)	28	(85)	1	27	44	37
(a)	Cumulative amounts are calculated from the transition to IFRS on 1 July 2004.

The actual return on assets for the defined benefit pension schemes is as follows:

	Defined benefit pension schemes
	2008 US$M	2007 US$M	2006 US$M
The actual return on assets for the defined benefit pension schemes	(5)	210	147

The changes in the present value of defined benefit obligations are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2008 US$M	2007 US$M	2008 US$M	2007 US$M
Defined benefit obligation at beginning of year	1,787	1,759	380	353
Current service cost	75	64	7	8
Interest cost	113	103	25	24
Contributions by scheme participants	5	5	-	-
Actuarial (gains)/losses on benefit obligation	(24)	(42)	(17)	7
Benefits paid to participants	(142)	(140)	(20)	(20)
Past service cost	-	-	14	1
Acquired in business combinations	-	-	-	2
Curtailment (gains)/losses	-	(3)	(1)	-
Reduction in defined benefit obligation due to settlement	-	(22)	(40)	-
Currency exchange (gains)/losses	65	107	(20)	5
Other adjustments	10	(44)	-	-
Defined benefit obligation at end of year	1,889	1,787	328	380

The changes in the fair value of scheme assets for defined benefit pension schemes are as follows:

	Defined benefit pension schemes
	2008 US$M	2007 US$M
Fair value of scheme assets at beginning of year	1,756	1,585
Expected return on scheme assets	125	109
Actuarial gains/(losses) on scheme assets	(130)	101
Employer contributions	93	69
Contributions by scheme participants	5	5
Benefits paid	(142)	(140)
Acquired in business combinations	-	-
Reduction in scheme assets due to settlements during the year	-	(22)
Currency exchange gains/(losses)	58	90
Other adjustments	3	(41)
Fair value of scheme assets at end of year	1,768	1,756

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-71

Notes to Financial Statements continued

34 Pension and other post-retirement obligations continued

The fair values of defined benefit pension scheme assets segregated by major asset class are as follows:

	Amount for each category
	2008 US$M	2007 US$M
Fair value of schemes segregated by major asset class
Bonds	971	776
Equities	570	710
Property	33	29
Cash and net current assets	62	94
Insured annuities	117	143
Other	15	4
Total	1,768	1,756

Scheme assets classified as ‘Other’ as at 30 June 2008 primarily comprise of investments in private equity in Australia.

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

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for defined benefit pension schemes are as follows:

	Australia		Americas		Europe		South Africa
	2008%	2007%	2008%	2007%	2008%	2007%	2008%	2007%
Discount rate	6.5	6.3	6.6	6.2	6.4	5.6	10.8	8.5
Future salary increases	5.0	4.9	4.4	4.3	5.2	4.7	9.3	6.8
Future pension increases	-	-	3.0	2.8	3.0	2.6	8.2	5.5
Expected rate of return on pension scheme assets	6.5	6.2	7.2	6.9	6.7	6.8	11.7	8.4

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for post-retirement medical schemes are as follows:

	Americas		South Africa
	2008%	2007%	2008%	2007%
Discount rate	6.3	6.2	10.5	8.3
Medical cost trend rate (ultimate)	5.0	5.0	9.3	7.3

Assumptions regarding future mortality can be material depending upon the size and nature of the plan liabilities. Post-retirement mortality assumptions in the Americas, Europe and South Africa are based on post-retirement mortality tables that are standard in these regions.

For the main funds, these tables imply the following expected future lifetimes (in years) for employees aged 65 as at the balance sheet date: USA males 17.5, USA females 19.8; Canadian males 19.0, Canadian females 21.6; Netherlands males 18.8, Netherlands females 21.0; UK males 21.7, UK females 24.0; South African males 15.9, South African females 20.0.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-72

Notes to Financial Statements continued

34 Pension and other post-retirement obligations continued

The present value of defined benefit obligations, fair value of scheme assets and associated experience adjustments for the defined benefit pension and post-retirement medical schemes are shown prospectively from the Group’s IFRS transition date as follows:

	Defined benefit pension schemes
	2008 US$M	2007 US$M	2006 US$M	2005 US$M
Present value of defined benefit obligation	1,889	1,787	1,759	1,746
Fair value of defined benefit scheme assets	(1,768)	(1,756)	(1,585)	(1,436)
Deficit in the scheme	121	31	174	310
Experience gain/(loss) adjustments to scheme liabilities	(8)	7	(58)	(18)
Experience gain/(loss) adjustments to scheme assets	(130)	101	45	106

	Post-retirement medical schemes
	2008 US$M	2007 US$M	2006 US$M	2005 US$M
Present value of defined benefit obligation	328	380	353	355
Experience gain/(loss) adjustments to scheme liabilities	8	1	(17)	8

Under IAS 19/AASB 119 ‘Employee Benefits’, experience adjustments to scheme liabilities do not include the effect of changes in actuarial assumptions.

Estimated contributions for the defined benefit pension and post-retirement medical schemes are as follows:

	Defined benefit pension schemes	Post-retirement medical schemes
	US$M	US$M
Estimated employer contributions for the year ending 30 June 2009	82	20
Estimated contributions by scheme participants for the year ending 30 June 2009	5	N/A

The impact of a one percentage point variation in the medical cost trend rate (for the post-retirement medical schemes) on the Group’s results is as follows:

	2008 US$M	2007 US$M

Effect of an increase in the medical cost trend of 1% point on:
Total of current service and interest cost	6	5
Defined benefit obligation	42	45
Effect of a decrease in the medical cost trend of 1% point on:
Total of current service and interest cost	(3)	(4)
Defined benefit obligation	(21)	(37)

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-73

Notes to Financial Statements continued

35 Subsequent events

On 17 July 2008 we announced that BHP Billiton Mitsubishi Alliance (BMA) had entered into a conditional agreement to acquire 100 per cent of the New Saraji Coal Project for a cash consideration of approximately US$2.4 billion (US$1.2 billion, BHP Billiton share). This acquisition is consistent with the Group’s strategy to accelerate growth in long life, low cost natural resources with a focus on delivering shareholder value. At reporting date, the status of acquisition accounting is incomplete and does not permit the disclosure of any pro-forma financial information. In addition, on 10 July 2008, the acquisition of Anglo Potash Limited was finalised. The total equity of the transaction is approximately US$282 million on a fully diluted basis. These transactions had no impact on the Group’s financial results or financial position presented in this financial report.

Other than the matters outlined above, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results or operations or state of affairs of the Group in subsequent accounting periods.

36 Acquired operations

30 June 2008

There were no material acquisitions made by the Group.

30 June 2007

On 1 February 2007, the Group acquired a 44 per cent interest in the operation of the Genghis Khan oil and gas development (‘Genghis Khan’) for a total cash consideration of US$583 million.

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

	Book values (a) US$M	Fair value adjustments (b) US$M	Fair values at acquisition US$M
Inventories	1	-	1
Property, plant and equipment	68	517	585
Provisions	-	(3)	(3)
Net assets acquired	69	514	583
Cost of business combination paid			583

(a)	Represent book values prepared in accordance with the accounting policies applicable to Genghis Khan for the period prior to acquisition by BHP Billiton.
(b)	The material adjustments for acquisition accounting principally relate to:
•	Property, plant and equipment reflects the fair value of leasehold mineral assets and the revaluation of plant and equipment to replacement cost.
•	Decommissioning, site closure and environmental rehabilitation provisions are measured at the present value of estimated future costs of rehabilitation.
•

Deferred tax asset and liability balances have been adjusted to reflect revised book and tax values because of fair value adjustments. The net effect of recognising the deferred tax balances at acquisition is US$nil.

Pro-forma financial information

The pro-forma consolidated results of operations of the Group for the year ended 30 June 2007 and 30 June 2006 would remain unchanged assuming that the acquisition of Genghis Khan occurred as of 1 July of each year as the operation did not generate revenue or incur operating costs.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-74

Notes to Financial Statements continued

37 Subsidiaries

Significant subsidiaries of BHP Billiton Limited and BHP Billiton Plc are as follows:

			The Group’s effective interest
Name	Country of incorporation	Principal activity	2008%	2007%
Advalloy (Pty) Ltd	South Africa	Manganese alloy producer	100	100
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Direct Reduced Iron Pty Ltd	Australia	Hot Briquette Iron Plant (closed)	100	100
BHP Billiton Energy Coal Australia Pty Ltd	Australia	Coal mining	100	100
BHP Billiton Energy Coal South Africa Limited	South Africa	Coal Mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Marine and General Insurances Pty Ltd	Australia	Insurance company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, coal, silver, lead and zinc mining	100	100
BHP Billiton Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
BHP Billiton Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Limited	South Africa	Service company	100	100
BHP Billiton SA Holdings Limited	South Africa	Holding company	100	100
BHP Billiton SSM Development Pty Ltd	Australia	Holding company	100	100
BHP Billiton (Trinidad - 2c) Limited	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Coal Pty Limited	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Financial Services (UK) Limited	UK	Finance	100	100
BHP Iron Ore (Jimblebar) Pty Ltd	Australia	Iron ore mining	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Limited	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHPB Freight Pty Ltd	Australia	Transport services	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Billiton Nickel (Ravensthorpe) Pty Ltd	Australia	Holding company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.9	99.9
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-75

Notes to Financial Statements continued

37 Subsidiaries continued

			The Group’s effective interest
Name	Country of incorporation	Principal activity	2008%	2007%
Corridor Sands Limitada	Mozambique	Titanium mineral sands	90	90
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Company Pty Ltd	Australia	Manganese mining	60	60
Hillside Aluminium Limited	South Africa	Aluminium Smelting	100	100
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Minera Spence SA	Chile	Copper exploration	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
QNI Pty Ltd	Australia	Holding company	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
QNI Western Australia Pty Limited	Australia	Holding company	100	100
Ravensthorpe Nickel Operations Pty Ltd	Australia	Nickel mining	100	100
Rio Algom Limited	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Manganese Proprietary Limited	South Africa	Manganese mining and manganese alloys	60	60
San Juan Coal Company	US	Coal mining	100	100
Tasmanian Electro Metallurgical Company Pty Ltd	Australia	Manganese alloys	60	60
UMAL Consolidated Pty Ltd	Australia	Holding company and coal mining	100	100
WMC Finance Limited	Australia	Finance	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

(a)	BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-76

Supplementary oil and gas information - unaudited

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
Capitalised cost
2008
Unproved properties	193	568	-	761
Proved properties	7,291	5,576	3,804	16,671
Total costs (a)	7,484	6,144	3,804	17,432
Less: Accumulated depreciation, depletion, amortisation and impairments (a)	(3,503)	(1,047)	(3,031)	(7,581)
Net capitalised costs	3,981	5,097	773	9,851
2007
Unproved properties	107	551	-	658
Proved properties	5,962	4,096	3,841	13,899
Total costs (a)	6,069	4,647	3,841	14,557
Less: Accumulated depreciation, depletion, amortisation and impairments (a)	(2,937)	(647)	(2,820)	(6,404)
Net capitalised costs	3,132	4,000	1,021	8,153
2006
Unproved properties	69	346	6	421
Proved properties	5,050	3,092	2,550	10,692
Total costs (a)	5,119	3,438	2,556	11,113
Less: Accumulated depreciation, depletion, amortisation and impairments (a)	(2,681)	(910)	(1,667)	(5,258)
Net capitalised costs	2,438	2,528	889	5,855

(a)	Includes US$286 million (2007: US$286 million, 2006: US$286 million) attributable to prior year revaluations of fixed assets above historical costs and related accumulated amortisation thereof of US$246 million (2007: US$243 million, 2006: US$240 million).

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
2008
Acquisitions of proved property	-	-	-	-
Acquisitions of unproved property	-	-	-	-
Exploration (a)	124	554	14	692
Development	1,017	1,178	8	2,203
Total costs (b)	1,141	1,732	22	2,895
2007
Acquisitions of proved property	-	334	-	334
Acquisitions of unproved property	-	261	-	261
Exploration (a)	95	286	14	395
Development	848	962	117	1,927
Total costs (b)	943	1,843	131	2,917
2006
Acquisitions of unproved property	-	9	-	9
Exploration (a)	53	316	68	437
Development	373	610	54	1,037
Total costs (b)	426	935	122	1,483

(a)	Represents gross exploration expenditure.
(b)	Total costs include US$2,583 million (2007: US$2,665 million; 2006: US$1,166 million) capitalised during the year.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-77

Supplementary oil and gas information – unaudited continued

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
2008
Oil and gas revenue	5,013	1,723	1,364	8,100
Production costs	(354)	(142)	(208)	(704)
Exploration expenses	(88)	(271)	-	(359)
Depreciation, depletion and amortisation	(471)	(380)	(252)	(1,103)
Production taxes	(237)	-	(3)	(240)
	3,863	930	901	5,694
Income taxes	(1,710)	(387)	(542)	(2,639)
Royalty related taxes	(590)	-	(5)	(595)
Results of oil and gas producing activities (a)	1,563	543	354	2,460
2007
Oil and gas revenue	3,309	457	1,189	4,955
Production costs	(346)	(86)	(218)	(650)
Exploration expenses	(57)	(263)	(14)	(334)
Depreciation, depletion and amortisation	(248)	(153)	(277)	(678)
Production taxes	(190)	-	(2)	(192)
	2,468	(45)	678	3,101
Income taxes	(506)	(48)	(388)	(942)
Royalty related taxes	(573)	-	(1)	(574)
Results of oil and gas producing activities (a)	1,389	(93)	289	1,585
2006
Oil and gas revenue	3,011	587	1,259	4,857
Production costs	(314)	(111)	(157)	(582)
Exploration expenses	(52)	(269)	(72)	(393)
Depreciation, depletion and amortisation	(217)	(235)	(256)	(708)
Production taxes	(151)	(4)	(6)	(161)
	2,277	(32)	768	3,013
Income taxes	(554)	46	(361)	(869)
Royalty related taxes	(493)	-	(45)	(538)
Results of oil and gas producing activities (a)	1,230	14	362	1,606

(a)	Amounts shown exclude general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 2 to the financial statements. There are no equity minority interests.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-78

Supplementary oil and gas information – unaudited continued

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (‘Standardised measure’)

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised measure is based on the BHP Billiton Group’s estimated proved reserves, (as presented in section 2.15.1 ‘Petroleum Reserves’) and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The Standardised measure is prepared on a basis which presumes that year end economic and operating conditions will continue over the periods in which year end proved reserves would be produced. The effects of future inflation, future changes in exchange rates and expected future changes in technology, taxes and operating practices have not been included.

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

Future cash inflows are then reduced by future costs of producing and developing the year end proved reserves based on costs in effect at year end without regard to future inflation or changes in technology or operating practices. Future development costs include the costs of drilling and equipping development wells and construction of platforms and production facilities to gain access to proved reserves owned at year end. They also include future costs, net of residual salvage value, associated with the abandonment of wells, dismantling of production platforms and rehabilitation of drilling sites. Future cash inflows are further reduced by future income taxes based on tax rates in effect at year end and after considering the future deductions and credits applicable to proved properties owned at year end. The resultant annual future net cash flows (after deductions of operating costs including resource rent taxes, development costs and income taxes) are discounted at 10 per cent per annum to derive the Standardised measure.

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

	Australia/Asia US$M	Americas US$M	UK/Middle East US$M	Total US$M
Standardised measure
2008
Future cash inflows	64,675	30,513	5,550	100,738
Future production costs	(23,848)	(2,404)	(1,517)	(27,769)
Future development costs (a)(b)	(7,443)	(1,887)	(511)	(9,841)
Future income taxes	(10,219)	(8,744)	(2,044)	(21,007)
Future net cash flows	23,165	17,478	1,478	42,121
Discount at 10 per cent per annum	(8,686)	(6,580)	(239)	(15,505)
Standardised measure	14,479	10,898	1,239	26,616
2007
Future cash inflows	37,470	13,702	4,047	55,219
Future production costs	(12,380)	(1,895)	(1,216)	(15,491)
Future development costs (a)(b)	(5,787)	(1,809)	(439)	(8,035)
Future income taxes	(5,997)	(2,727)	(1,470)	(10,194)
Future net cash flows	13,306	7,271	922	21,499
Discount at 10 per cent per annum	(5,436)	(2,388)	(130)	(7,954)
Standardised measure	7,870	4,883	792	13,545
2006
Future cash inflows	35,666	13,351	4,758	53,775
Future production costs	(11,465)	(1,682)	(1,158)	(14,305)
Future development costs (a)(b)	(3,971)	(2,007)	(313)	(6,291)
Future income taxes	(5,945)	(2,761)	(1,215)	(9,921)
Future net cash flows	14,285	6,901	2,072	23,258
Discount at 10 per cent per annum	(6,430)	(2,531)	(465)	(9,426)
Standardised measure	7,855	4,370	1,607	13,832

(a)	Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2008 are estimated to be US$2,405 million and this amount has been included in the Standardised measure calculation.
(b)	Future costs to develop proved undeveloped reserves over the next three years are expected to be US$2,177 million (2009), US$1,713 million (2010) and US$928 million (2011).

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-79

Supplementary oil and gas information - unaudited continued

Changes in the Standardised measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2008 US$M	2007 US$M	2006 US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	13,545	13,832	10,932
Revisions:
Prices, net of production costs	20,778	500	5,700
Revisions of quantity estimates (a)	1,629	331	583
Accretion of discount	2,011	2,006	1,560
Changes in production timing and other (b)	(1,792)	(1,372)	(1,299)
	36,171	15,297	17,476
Sales of oil and gas, net of production costs	(7,156)	(4,124)	(4,114)
Acquisitions of reserves-in-place	-	52	-
Sales of reserves-in-place	-	(10)	21
Development costs incurred which reduced previously estimated development costs	2,203	1,927	1,037
Extensions and discoveries, net of future costs	2,199	737	971
Changes in future income taxes	(6,801)	(334)	(1,559)
Standardised measure at the end of the year	26,616	13,545	13,832

(a)     Changes in reserves quantities are shown in the Petroleum Reserves tables in section 2.15.1.

(b)     Includes the effect of foreign exchange and changes in future development costs.

Accounting for suspended exploratory well costs

Refer to Accounting Policies ‘Exploration and evaluation expenditure’ for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following table presents the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2008, 30 June 2007 and 30 June 2006.

	2008 US$M	2007 US$M	2006 US$M
Movement in capitalised exploratory well costs
Balance at the beginning of the year	236.3	215.7	257.4
Additions to capitalised exploratory well costs pending the determination of proved reserves	111.2	100.3	79.1
Capitalised exploratory well costs charged to expense	(100.1)	(77.6)	(77.9)
Reclassifications to development	(1.5)	(2.1)	-
Reclassifications to assets held for sale	-	-	(45.0)
Other changes	-	-	2.1
Balance at the end of the year	245.9	236.3	215.7

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling:

	2008 US$M	2007 US$M	2006 US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	78.7	112.5	166.3
Exploratory well costs capitalised for a period greater than one year	167.2	123.8	49.4
Balance at the end of the year	245.9	236.3	215.7

	2008	2007	2006
Number of projects that have been capitalised for a period greater than one year	7	6	4

At 30 June 2008 there were no exploratory wells in areas where major capital expenditures will be required and no further exploratory drilling is planned.

There were no capitalised exploratory well costs at 30 June 2008 that related to exploratory wells that were associated with areas not requiring major capital expenditure before production could begin, where more than one year has elapsed since the completion of drilling.

BHP BILLITON 2008 FINANCIAL STATEMENTS	F-80