Form 20-F
period 2009-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2009-09-14
CIK 811809, 1171264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2009

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

i

Form 20-F Cross Reference Table

Item Number	Description	Report section reference
1.	Identity of directors, senior management and advisors	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key Information
A	Selected financial information	1.4.1
B	Capitalisation and indebtedness	Not applicable
C	Reasons for the offer and use of proceeds	Not applicable
D	Risk factors	1.5
4.	Information on the company
A	History and development of the company	2.2.1, 2.2.2 to 2.2.10, 2.3, 2.11 and 3
B	Business overview	1, 2.2 to 2.9 and 3.1
C	Organisational structure	2.11 and Note 27 to the Financial Statements
D	Property, plant and equipment	2.1, 2.2.2 to 2.2.10, 2.3, 2.8, 2.14 and 3.7.2
4A.	Unresolved staff comments	None
5.	Operating and financial review and prospects
A	Operating results	1.5, 2.7, 3.4, 3.6
B	Liquidity and capital resources	3.7
C	Research and development, patents and licenses etc	2.5 and 2.6
D	Trend information	3.4.1 to 3.4.7
E	Off-balance sheet arrangements	3.8 and Notes 23 and 24 to the Financial Statements
F	Tabular disclosure of contractual obligations	3.8 and Notes 23 and 24 to the Financial Statements
6.	Directors, senior management and employees
A	Directors and senior management	4.1 and 4.2
B	Compensation	6
C	Board practices	4.1, 4.2, 5.1 to 5.12, 6.3, 6.4 and 6.6
D	Employees	2.10 and 7.8
E	Share ownership	6, 7.8, 7.20 and 7.21
7.	Major shareholders and related party transactions
A	Major shareholders	11.2
B	Related party transactions	3.9 and Note 33 to the Financial Statements
C	Interests of experts and counsel	Not applicable
8.	Financial Information
A	Consolidated statements and other financial information	8, 11.3 and F-1 to F-106
B	Significant changes	3.10
9.	The offer and listing
A	Offer and listing details	11.4
B	Plan of distribution	Not applicable
C	Markets	11.1
D	Selling shareholders	Not applicable
E	Dilution	Not applicable
F	Expenses of the issue	Not applicable

Item Number	Description	Report section reference
10.	Additional Information
A	Share capital	Not applicable
B	Memorandum and articles of association	2.7.3 and 2.13
C	Material contracts	2.12
D	Exchange controls	2.7.3
E	Taxation	11.5
F	Dividends and paying agents	Not applicable
G	Statement by experts	Not applicable
H	Documents on display	2.13.14
I	Subsidiary information	3.9 and Note 27 to the Financial Statements
11.	Quantitative and qualitative disclosures about market risk	3.7.4 and Note 30 to the Financial Statements
12.	Description of securities other than equity securities	Not applicable
13.	Defaults, dividend arrearages and delinquencies	There have been no defaults, dividend arrearages or delinquencies
14.	Material modifications to the rights of security holders and use of proceeds	There have been no material modifications to the rights of security holders and use of proceeds since our last Annual Report
15.	Controls and procedures	5.5.1 and 5.12
16.
A	Audit committee financial expert	4.1 and 5.5.1
B	Code of ethics	5.8
C	Principal accountant fees and services	5.12.2 and Note 36 to the Financial Statements
D	Exemptions from the listing standards for audit committees	Not applicable
E	Purchases of equity securities by the issuer and affiliated purchasers	7.2
F	Change in Registrant’s Certifying Accountant	Not applicable
G	Corporate Governance	5.10
17.	Financial statements	Not applicable as Item 18 complied with
18.	Financial statements	F-1 to F-106 , Exhibit 15.1
19.	Exhibits	12

1    Key information

1.1    Our business

We are the world’s largest diversified natural resources company. Our corporate objective is to create long-term value for shareholders through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

We pursue this objective through our unchanged strategy of investing in ‘tier one’ assets that are large, low-cost and long-life to provide a balanced portfolio of export-oriented commodities:

•	steelmaking products—iron ore, metallurgical coal, manganese

•	non-ferrous products—copper, aluminium, nickel, diamonds

•	energy products—petroleum, liquefied natural gas (LNG), energy coal, uranium.

We continue to invest in the future and have a deep inventory of growth assets.

Our operations and investments are designed to ensure the Group remains stable in the long term and responsive to market volatility in the short term.

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

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia. It has secondary listings on the Frankfurt Stock Exchange in Germany and the Swiss Stock Exchange in Switzerland and has notified its intention to delist from both these exchanges. We expect to complete these delistings in 2010. BHP Billiton Plc has a primary listing on the London Stock Exchange (LSE) in the UK and a secondary listing on the Johannesburg Stock Exchange in South Africa. In addition, BHP Billiton Limited American Depositary Receipts (ADRs) and BHP Billiton Plc ADRs trade on the New York Stock Exchange (NYSE) in the US.

As at 30 June 2009, we had a market capitalisation of approximately US$144 billion. For the year ended 30 June 2009, we reported net operating cash flow of US$18.9 billion, net profit attributable to shareholders of US$5.9 billion and revenue of US$50.2 billion. We have approximately 99,000 employees and contractors working in more than 100 operations in over 25 countries.

We operate nine businesses, called Customer Sector Groups (CSGs), which are aligned with the commodities we extract and market:

•	Petroleum

•	Aluminium

•	Base Metals

•	Diamonds and Specialty Products

•	Stainless Steel Materials

•	Iron Ore

•	Manganese

•	Metallurgical Coal

•	Energy Coal

1.2    Chairman’s Review

By any measure, this has been an extraordinary year.

The global financial crisis has created the worst business environment the world has faced in more than 60 years. World economic activity contracted dramatically and commodity prices fell sharply. Accompanying this, volatility has been high and should remain for the immediate future. While the global economy is showing signs of stabilising, the large developed economies are not expected to show real growth until at least the end of 2010.

BHP Billiton’s strategy has served us well during these volatile times. Since the merger of BHP and Billiton in 2001, we have focused on a few key fundamentals. These include owning and operating large, low-cost, long-life tier one assets; a commitment to a solid ‘A’ credit rating; a deep inventory of growth projects; and working hard to be leaders in safety, environmental management and community engagement.

While low commodity prices and less demand for our products led to a fall in profits, our resolute focus on our long-term strategy delivered record operating cash flow of almost US$19 billion, profit from operations, excluding exceptional items, of US$18.2 billion, and margins on this profit of more than 40 per cent. Dividends were increased by 17.1 per cent to 82 US cents per share. We have enviable balance sheet strength. At 30 June 2009, gearing was 12.1 per cent and we have an ‘A’ credit rating with significant funding capacity.

Despite producing strong operating and financial performance during a challenging year, our safety performance was simply unacceptable. This year, we had seven fatalities. The death of a family member at work has a devastating and long-lasting impact not only on the immediate family, but also on a wide community of relatives, friends and work colleagues. The Board has reinforced its emphasis on management creating a workplace free of injury.

In environmental management, the immediate issue facing the world is climate change. BHP Billiton shares the view that mainstream science is correct in drawing attention to the high risks associated with unmitigated climate change. However, we also believe that the problem is solvable and strongly support a global regime that is endorsed by both developed and major developing countries and provides the clarity and stability necessary to allow investment in carbon abatement activities to occur. We are determined to play our part and see business leadership as part of our role in achieving low carbon growth. To this end, we support key initiatives like the establishment of binding commitments for all developed and major developing countries.

We remain committed to prudently investing for the future. This is reflected in the agreement we signed with Rio Tinto in June this year to create an iron ore production joint venture in Western Australia. This joint venture represents a significant, strategic investment for the Group that provides us with the opportunity to capture significant synergies that can only come through this unique partnership. The agreement is non-binding and pre-conditions for its formation include regulatory, relevant governmental and shareholder approvals from both Rio Tinto and BHP Billiton shareholders.

Our ability to fund opportunities like these and the Group’s consistent, solid financial performance during this period is testament to the ability of Marius Kloppers and his team. Over the past five years, we have delivered Total Shareholder Returns(1) of 220 per cent, outperforming the FTSE 100, ASX 100 and our peers. There are very few companies in any sector with such solid financial and operating strength.

Clearly, as a Board, we have a responsibility to shareholders to ensure we attract, develop and retain the talented people we need to run our business. The way we reward and recognise those people is an important part of how we do this. Our reward and recognition arrangements are set out in the Remuneration Report. From your

(1)	Weighted three month average US$ Total Shareholder Returns (TSR) of BHP Billiton Limited and BHP Billiton Plc. TSR reflects the changes in share price plus dividends over the period.

Board’s point of view, the critical issue is that shareholders have the ability to fully understand remuneration arrangements, to monitor them and to express their opinion on their value. Aligning executive remuneration with shareholder value creation is fundamental.

Our program of Board renewal continued this year. David Jenkins, after nine years on the Board, will retire after the Annual General Meetings. David has made an outstanding contribution to the work of the Board; and on your behalf, I would like to thank David and wish him well for the future.

We also appointed Wayne Murdy as a non-executive Director. Wayne’s experience will be invaluable to your Board given his background as Chairman and Chief Executive Officer of Newmont Mining Corporation and 30 years’ experience in the mining and petroleum industries.

We remain committed to achieving the highest level of governance and continue to believe that there is a fundamental link between high-quality governance and the creation of shareholder value. We also recognise that governance is not just a matter for the Board, but that a good governance culture must be fostered throughout the Group.

Undoubtedly, the past year has been difficult. The economic landscape has changed and organisations have had to adjust to meet these unprecedented economic challenges. In many sectors of the economy we have witnessed quite dramatic falls in demand, and there have been large cutbacks in production across the commodities sector. We were not immune from this. We reduced production levels from many of our operations in response to the lower global commodities demand and in some instances also made difficult decisions to indefinitely suspend or close operations.

Looking ahead, economies around the world are responding to government-driven economic stimulus packages, the impact of which is difficult to measure; and consequently, there remains a level of uncertainty about the rate of economic growth over the short term. Having said that, there is evidence in the US, UK, Europe and Australia of increasing stability in financial systems and economies.

China, which has been the major source of demand for commodities in 2009, is showing early signs of improvement, providing strong support for short-term economic growth.

Over the longer term, we believe that emerging economies such as China and India will contribute the majority of world economic growth as they continue to industrialise, which will see demand for commodities continue to grow.

BHP Billiton maintains its unique position in the resources industry. We are able to generate above average returns in this part of the cycle, continue to invest in growth and are well-placed to take advantage of any upturn.

Finally, this will be my last report to you as Chairman.

Jac Nasser will succeed me when I retire. It is your Directors’ view that the choice of the Chairman is the responsibility of the Board. This is why, over the past 18 months, the Board itself has conducted the succession process for the new Chairman and when the Board met, John Buchanan, the Senior Independent Director for BHP Billiton Plc, chaired the meetings. Jac has outstanding skills and experience and will be an excellent Chairman. To ensure an orderly transition, the Board has asked me to stand for re-election at the upcoming Annual General Meetings, although I will not serve a full term and expect to retire from the Board in early 2010.

I want to acknowledge and sincerely thank you, our shareholders, for your support over the 13 years I have been on the BHP Billiton Board and my 10 years as Chairman. It has always been my underpinning principle to respect shareholders as the owners of the Company, as it is to you that I am accountable for the governance and performance of BHP Billiton. It has been an outstanding highlight in my life and an extraordinary privilege to serve you as Chairman.

1.3    Chief Executive Officer’s Report

The 2009 financial year was an interesting one as it was divided into distinct periods—the first with rapid growth in demand for products at record prices, and the second in which a global de-stocking cycle, following the global financial crisis, resulted in diminished demand and lower prices.

With aggressive growth plans following the preceding year’s record world economic growth in our industry, many of our peers and other companies were forced to make an about-turn in strategy in response to the global economic downturn. In many cases, long-term value was sacrificed as a result of short-term pressures.

While the shift in demand and prices also presented challenges for BHP Billiton, our long-standing strategy of focusing on a diversified portfolio of tier one, low-cost, long-life assets, allowed us to continue to focus on the long-term creation of value, in line with our corporate objective.

Safety

Our workforce contains many talented people who help make this Group what it is today: a premier global organisation. Given this, I am personally deeply saddened to report that this year seven deaths occurred at our operations. Any injury is unacceptable and these fatalities highlight the need to do more as an organisation to protect the health and safety of our people. To this end, we have undertaken a variety of measures, which have included reviews of our management procedures and safety systems.

Encouragingly, seven of our Customer Sector Groups reported improvements in Total Recordable Injury Frequency performance ranging from seven to 44 per cent. Twenty-four BHP Billiton sites completed 12 months of operations without a Lost Time Injury. In aggregate, this amounts to more than 23 million hours of work without a Lost Time Injury. Our challenge is to replicate this performance throughout our business and we must remain diligent in continuing our work towards zero workplace injuries.

Managing through the cycle

I have already stated that during the year, we stayed true to our strategy of focusing on long-term value creation. Operationally, however, we continued to seek ways that allow us to be responsive in the short term. For example, very early on in the global financial crisis and consistent with the way we have always managed our business, we reiterated our commitment to taking swift action in any operation that was cash negative and set to remain so, or for which we did not have sufficient customers for the particular product.

We acted quickly to curtail production across our metallurgical coal, manganese, nickel and iron ore pellet operations. Disappointingly, this slowdown in demand, coupled with the dramatic fall in nickel prices, led to the indefinite suspension of our Ravensthorpe operation in Western Australia. I can assure you that these decisions were carefully considered and that we are ever mindful of the effects on everyone involved.

While difficult decisions to reduce staff numbers were taken in some areas, we have continued to implement programs that work to attract and retain skilled people. For example, in May we announced the introduction of uniform, minimum paid parental leave benefits across our operations. The introduction of this initiative actively encourages broad inclusion in the workplace, which we believe will ultimately give us a strong competitive edge.

The strong cash flow from our existing portfolio along with low levels of financial gearing, enabled us to continue with our stated strategy of investing in our business throughout the cycle, with another four projects constituting US$5.9 billion of investment being approved during the year. Together with previously approved projects it brings our pipeline of projects in execution to approximately US$14 billion. We intend to invest approximately US$10 billion in capital and exploration expenditure in FY2010.

Additionally, our strong cash flow and low gearing enabled us to contemplate other non-organic growth opportunities. In this regard, we are very pleased with the recent non-binding agreement with Rio Tinto to combine our iron ore businesses in Western Australia in a 50-50 owned production joint venture. This joint venture will see us invest a further US$5.8 billion in this business beyond the already sanctioned projects.

Looking ahead

The major economies are starting to rebuild their inventories in sequence, led by an early recovery in China; and we may see a more predictable demand scenario for our products in the coming financial year. However, we do not expect a return to the same buoyant demand conditions that prevailed before the global financial crisis, or a return to record global growth rates within our forecasting horizon.

Given that China represents approximately 20 per cent of BHP Billiton’s revenue, and up to 50 per cent of the world’s raw material consumption, it merits additional comment. China’s reduction of lending controls in November 2008 has facilitated an increase in real estate and mortgage lending, which in turn has supported an increase in construction and increased demand for products we supply. Also, the infrastructure stimulus measures announced to improve China’s rail, road and air transport links will, in due course, create a need for raw materials. Therefore, we expect the resource intensive nature of Chinese growth to substantially drive global raw materials consumption. The investment plans that I detailed earlier will continue to supply product to meet this demand.

On a final note, I wish to thank all of BHP Billiton’s employees and contractors for their continued commitment, which has enabled the Group to deliver value in very challenging times.

In summary, our Group remains in an enviable position in its industry. Our low gearing, strong cash flow and portfolio of investment options positions us well to create value from the long-term demand for our commodities.

1.4    Selected key measures

1.4.1    Financial information

Our selected financial information reflects the operations of the BHP Billiton Group, and should be read in conjunction with the 2009 financial statements, together with the accompanying notes.

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and as outlined in note 1 ‘Accounting policies’ to the financial statements in this Annual Report. We publish our consolidated financial statements in US dollars.

	2009	2008	2007 (a)	2006 (a)	2005 (a)
Consolidated Income Statement (US$M except per share data)
Revenue	50,211	59,473	47,473	39,099	31,150
Profit from operations	12,160	24,145	19,724	15,716	9,810
Profit attributable to members of BHP Billiton Group	5,877	15,390	13,416	10,450	6,396
Dividends per ordinary share—paid during the period (US cents)	82.0	56.0	38.5	32.0	23.0
Dividends per ordinary share—declared in respect of the period (US cents)	82.0	70.0	47.0	36.0	28.0
Earnings per ordinary share (basic) (US cents) (b)	105.6	275.3	229.5	173.2	104.4
Earnings per ordinary share (diluted) (US cents) (b)	105.4	274.8	228.9	172.4	104.0
Number of ordinary shares (millions)
—At period end	5,589	5,589	5,724	5,964	6,056
—Weighted average	5,565	5,590	5,846	6,035	6,124
—Diluted	5,598	5,605	5,866	6,066	6,156

Consolidated Balance Sheet (US$M)
Total assets	78,770	76,008	61,404	51,343	45,077
Share capital	2,861	2,861	2,922	3,242	3,363
Total equity attributable to members of BHP Billiton Group	39,954	38,335	29,667	24,218	17,575

Other financial information
Underlying EBIT (US$M) (c)	18,214	24,282	20,067	15,277	9,921
Net operating cash flow (US$M)	18,863	17,817	15,957	11,325	9,117
Gearing (d)	12.1%	17.8%	25.0%	27.2%	35.8%

(a)	On 1 July 2007, the Group adopted the policy of recognising its proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognised using the equity method. Comparative figures for the years 2007 to 2005 that were affected by the policy change have been restated. Total assets for 2006 and 2005, Profit from operations for 2005 and Net operating cash flow for 2005 have been restated but are unaudited.

(b)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Limited and BHP Billiton Plc after deduction of the number of shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Plan Trust and the BHP Bonus Equity Plan Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are shares contingently issuable under Employee Share Ownership Plans.

(c)	Underlying EBIT is profit from operations, excluding the effect of exceptional items. See section 3.6.1 for more information about this measure, including a reconciliation to profit from operations.

(d)	See section 10 for glossary definitions.

1.4.2    Operational information

Our Board and Group Management Committee monitor a range of financial and operational performance indicators, reported on a monthly basis, to measure performance over time. We also monitor a comprehensive set of health, safety, environment and community contribution indicators.

	2009		2008	2007
People and Licence to operate—Health, safety, environment and community
Total Recordable Injury Frequency (TRIF) (a)	5.6		5.9	7.4
Community investment (US$M) (a)	197.8	(b)	141.0	103.4

Production
Total petroleum products (million barrels of oil equivalent)	137.19		129.50	116.19
Alumina (’000 tonnes)	4,396		4,554	4,460
Aluminium (’000 tonnes)	1,233		1,298	1,340
Copper cathode and concentrate (’000 tonnes)	1,207.1		1,375.5	1,250.1
Nickel (’000 tonnes)	173.1		167.9	187.2
Iron ore (’000 tonnes)	114,415		112,260	99,424
Metallurgical coal (’000 tonnes)	36,416		35,193	38,429
Energy coal (’000 tonnes)	68,206		80,868	87,025

(a)	See section 10 for glossary definitions.

(b)	In FY2009 we established a new UK-based charitable company, BHP Billiton Sustainable Communities, registered with the UK Charities Commission for the purpose of funding community investment globally. In FY2009 our voluntary community contribution included the provision of US$60 million to BHP Billiton Sustainable Communities.

1.5    Risk factors

We believe that, because of the international scope of our operations and the industries in which we are engaged, there are numerous factors which may have an effect on our results and operations. The following describes the material risks that could affect the BHP Billiton Group.

Fluctuations in commodity prices and impacts of the global financial crisis may negatively impact our results

The prices we obtain for our oil, gas, minerals and other commodities are determined by, or linked to, prices in world markets, which have historically been subject to substantial variations. The Group’s usual policy is to sell its products at the prevailing market prices. The diversity provided by the Group’s broad portfolio of commodities may not fully insulate the effects of price changes. Fluctuations in commodity prices can occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, industry demand and supply balances, product substitution and national tariffs. The global financial crisis has severely impacted commodity markets in terms of lower prices, reduced demand and increased price volatility. The ongoing uncertainty and impact on global economic growth, particularly in the developed economies, may impact future demand and prices for commodities. The influence of hedge and other financial investment funds participating in commodity markets has increased in recent years contributing to higher levels of price volatility. The impact of potential longer-term sustained price shifts and shorter-term price volatility creates the risk that our financial and operating results and asset values will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

We seek to maintain a solid ‘A’ credit rating as part of our strategy. Notwithstanding our financial and capital management programs the ongoing effects of the global financial crisis may impact our future cash flows and credit rating.

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

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect our future results and financial condition

The increased demand for our products and increased production rates from our operations in recent years has resulted in existing reserves being depleted at an accelerated rate. Because our revenues and profits are related to our oil and gas and minerals operations, our results and financial conditions are directly related to the success of our exploration and acquisition efforts, and our ability to replace existing reserves. The depletion of reserves has necessitated increased exploration adjacent to established operations and development of new operations in less-developed countries. Additionally these activities may increase land tenure, infrastructure and related political risks. A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

There are numerous uncertainties inherent in estimating ore and oil and gas reserves, and geological, technical and economic assumptions that are valid at the time of estimation may change significantly when new information becomes available. The impacts of the global financial crisis may impact economic assumptions related to reserve recovery and require reserve restatements. Reserve restatements could negatively affect our reputation, results, financial condition and prospects.

Reduction in Chinese demand may negatively impact our results

The Chinese market has become a significant source of global demand for commodities. In calendar year 2008, China represented 49 per cent of global seaborne iron ore demand, 28 per cent of copper demand, 28 per cent of nickel demand and 18 per cent of energy demand. China’s demand for these commodities has been driving global materials demand over the past decade.

The strong economic growth and infrastructure development in China of recent years has been tempered by the global financial crisis. Sales into China generated US$9.9 billion (FY2008: US$11.7 billion), or 19.7 per cent (FY2008: 19.6 per cent), of our revenue in the year ended 30 June 2009. A continued slowing in China’s economic growth could result in lower prices and demand for our products and therefore reduce our revenues.

In response to its increased demand for commodities, China is increasingly seeking strategic self-sufficiency in key commodities, including investments in existing businesses or new developments in other countries. These investments may adversely impact future commodity demand and supply balances and prices.

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

Our business could be adversely affected by new government regulation, such as controls on imports, exports and prices, new forms or rates of taxation and royalties. Increasing requirements relating to regulatory, environmental and social approvals can potentially result in significant delays in construction and may adversely impact upon the economics of new mining and oil and gas projects, the expansion of existing operations and results of our operations.

Infrastructure such as rail, ports, power and water, is critical to our business operations. We have operations or potential development projects in countries where government provided infrastructure or regulatory regimes for access to infrastructure, including our own privately operated infrastructure, may be inadequate or uncertain. These may adversely impact the efficient operations and expansion of our businesses.

In South Africa, the Mineral and Petroleum Resources Development Act (2002) (MPRDA) came into effect on 1 May 2004. The law provides for the conversion of existing mining rights (so called ‘Old Order Rights’) to rights under the new regime (‘New Order Rights’) subject to certain undertakings to be made by the company applying for such conversion. The Mining Charter requires that mining companies achieve 15 per cent ownership by historically disadvantaged South Africans of South African mining assets by 1 May 2009 and 26 per cent ownership by 1 May 2014. If we are unable to convert our South African mining rights in accordance with the MPRDA and the Mining Charter, we could lose some of those rights. Where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights in terms of duration, renewal, rights and obligations.

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

Operating cost pressures and shortages could negatively impact our operating margins and expansion plans

The strong commodity cycle of past years led to increasing cost pressures across the resources industry and shortages in skilled personnel, contractors, materials and supplies that are required as critical inputs to our existing operations and planned developments. Recent rapid declines in commodity prices without commensurate cost declines have resulted in operating margins being reduced. Notwithstanding our efforts to reduce costs and a number of key cost inputs being commodity price-linked, the inability to reduce costs and a timing lag may impact our operating margins for an extended period.

Changing industrial relations legislation such as the Australian Fair Work Act 2009 may impact workforce flexibility, productivity and costs. Labour unions may seek to pursue claims under the new framework. Industrial action may impact our operations resulting in lost production and revenues.

A number of our operations are energy or water intensive and, as a result, the Group’s costs and earnings could be adversely affected by rising costs or by supply interruptions. These could include the unavailability of energy, fuel or water due to a variety of reasons, including fluctuations in climate, significant increase in costs, inadequate infrastructure capacity, interruptions in supply due to equipment failure or other causes and the inability to extend supply contracts on economical terms.

These factors have led, and could continue to lead, to increased operating costs at existing operations.

Increased costs and schedule delays may impact our development projects

Although we devote significant time and resources to our project planning, approval and review process, we may underestimate the cost or time required to complete a project. In addition, we may fail to manage projects as effectively as we anticipate, and unforeseen challenges may emerge. Any of these may result in increased capital costs and schedule delays at our development projects impacting anticipated financial returns.

Health, safety, environmental and community exposures and related regulations may impact our operations and reputation negatively

The nature of the industries in which we operate means that our activities are highly regulated by health, safety and environmental laws. As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses.

Potential health, safety, environmental and community events that may materially impact our operations include rockfall incidents in underground mining operations, aircraft incidents, light vehicle incidents, explosions or gas leaks, incidents involving mobile equipment, uncontrolled tailings breaches, escape of polluting substances, community protests or civil unrest.

Longer-term health impacts may arise due to unanticipated workplace exposures by employees or site contractors. These effects may create future financial compensation obligations.

We provide for operational closure and site remediation. We have closure plans for all of our operating and closed facilities. Changes in regulatory or community expectations may result in the relevant plans not being adequate. This may impact financial provisioning and costs at the affected operations.

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

We may continue to be exposed to increased operational costs due to the costs and lost time associated with the HIV/AIDS and malaria infection rate mainly within our African workforce. Because we operate globally, we may be affected by potential influenza outbreaks, such as A(H1N1) and avian flu, in any of the regions in which we operate.

Despite our best efforts and best intentions, there remains a risk that health, safety, environmental and/or community incidents or accidents may occur that may negatively impact our reputation or licence to operate.

Unexpected natural and operational catastrophes may impact our operations

We operate extractive, processing and logistical operations in many geographic locations both onshore and offshore. Our operational processes and geographic locations may be subject to operational accidents such as port and shipping incidents, fire and explosion, pitwall failures, loss of power supply, railroad incidents and mechanical failures. Our operations may also be subject to unexpected natural catastrophes such as earthquakes, flood, hurricanes and tsunamis. Based on our claims, insurance premiums and loss experience, our risk management approach changed during the year to maintaining self-insurance for property damage and business interruption related risk exposures. Existing business continuity plans may not provide protection for all of the costs that may arise from such events. The impact of these events could lead to disruptions in production and loss of facilities more than offsetting premiums saved and adversely affecting our financial results.

Climate change and greenhouse effects may adversely impact our operations and markets

We are a major producer of carbon-related products such as energy and metallurgical coal, oil, gas, and liquefied natural gas. Carbon based energy is also a significant input in a number of the Group’s mining and processing operations.

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the impacts of climate change. The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol. The European Union Emissions Trading System (EU ETS), which came into effect on 1 January 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the EU. Our Petroleum assets in the UK are currently subject to the EU ETS, as are our EU based customers. Elsewhere, there is current and emerging climate change regulation that will affect energy prices, demand and margins for carbon intensive products. The Australian Government’s plan of action on climate change includes the introduction of a national emissions trading scheme by 2011 and a mandatory renewable energy target of 20 per cent by the year 2020. From a medium- to long-term perspective, we are likely to see some changes in the cost position of our greenhouse-gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries in which we operate. These regulatory mechanisms may impact our operations directly or indirectly via our suppliers and customers. Inconsistency of regulations particularly between developed and developing countries may also change the competitive position of some of our assets. Assessments of the potential impact of future climate change regulation are uncertain given the wide scope of potential regulatory change in the many countries in which we operate.

The physical impacts of climate change on our operations are highly uncertain and will be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, rising sea levels, increased storm intensities and higher average temperature levels. These effects may adversely impact the cost, production and financial performance of our operations.

Our human resource talent pool may not be adequate to support our growth

Our existing operations and our pipeline of development projects, when activated, require highly skilled staff with relevant industry and technical experience. The inability of the Group and industry to attract and retain such people may adversely impact our ability to adequately meet demand in projects and fill roles in existing operations. Skills shortages in engineering, technical service, construction and maintenance contractors may impact activities. These shortages may adversely impact the cost and schedule of development projects and the cost and efficiency of existing operations.

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

A breach in our governance processes may lead to regulatory penalties and loss of reputation

We operate in a global environment straddling multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of control over financial reporting, may not prevent future potential breaches of law, accounting or governance practice. Our Code of Business Conduct and anti-trust standards may not prevent instances of fraudulent behaviour and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, litigation, loss of operating licences or loss of reputation.

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

Petroleum

Ref	Country	Site/Asset	Description	Ownership
1	Algeria	Ohanet	Onshore wet gas development	45%
2	Algeria	ROD	Onshore oil development, comprising development and production of six oil fields	45%
3	Australia	Bass Strait	Production of oil, condensate, LPG, natural gas and ethane located in the Gippsland Basin, offshore southern Australia	50%
4	Australia	Minerva	Operator of offshore gas field development in the Otway Basin of Victoria	90%
5	Australia	North West Shelf	One of Australia’s largest resource projects, producing liquids, LNG and domestic gas located offshore northwestern Australia	8.33-16.67%
6	Australia	Stybarrow/ Griffin	Operator of Stybarrow oil development and Griffin oil and gas development located offshore Western Australia	45-50%
7	Pakistan	Zamzama	Operator of onshore gas development in Sindh province	38.5%
8	Trinidad & Tobago	Greater Angostura	Operator of oil and gas field located offshore east Trinidad	45%
9	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16-31.83%
10	UK	Liverpool Bay	Operator of oil and gas developments in the Irish Sea	46.1%
11	US	Gulf of Mexico	Interests in several producing assets, including deepwater oil and gas production at:
			—Atlantis	44%
			—Shenzi/Genghis Khan	44%
			—Mad Dog	23.9%
			—Neptune	35%
			Additional other interests in producing assets and a significant exploration acreage position	4.95-100%

Aluminium

Ref	Country	Site/Asset	Description	Ownership
12	Australia	Boddington/ Worsley	Integrated bauxite mine and alumina refinery in Western Australia	86%
13	Brazil	Alumar	Integrated alumina refinery, aluminium smelter and port facilities in Maranhão province	36-40%
14	Brazil	MRN	Bauxite mine in Pará province	14.8%
15	Guinea	Guinea Alumina Project	Integrated bauxite mine and alumina refiner (currently undertaking feasibility study)	33.3%
16	Mozambique	Mozal	Aluminium smelter near Maputo	47.1%
17	South Africa	Hillside/ Bayside	Two aluminium smelters at Richards Bay	100%
18	Suriname	Paranam	Bauxite mines and alumina refinery *	45%

*	Asset sale completed 31 July 2009

Base Metals

Ref	Country	Site/Asset	Description	Ownership
19	Australia	Cannington	Silver, lead and zinc mine in northwest Queensland	100%
20	Australia	Olympic Dam	Underground copper, uranium, gold and silver mine in South Australia	100%
21	Chile	Cerro Colorado	Open-cut mine producing copper cathode in Atacama Desert, northern Chile	100%
22	Chile	Escondida	Copper mines in Atacama Desert, northern Chile	57.5%
23	Chile	Spence	Open-cut mine producing copper cathode in Atacama Desert, northern Chile	100%
24	Peru	Antamina	Copper and zinc mine located in the Andes, north-central Peru	33.75%
25	US	Pinto Valley	Copper mine located in the state of Arizona	100%

Diamonds and Specialty Products

Ref	Country	Site/Asset	Description	Ownership
26	Canada	EKATI	Diamond mine in Northwest Territories	80%
27	Canada	Potash	Greenfield potash projects near Saskatoon, Saskatchewan	100%
28	South Africa	Richards Bay Minerals	Integrated titanium smelter and mineral sands mine	50%

Stainless Steel Materials

Ref	Country	Site/Asset	Description	Ownership
29	Australia	Nickel West	Nickel assets including Mt Keith, Leinster and Cliffs operations, Kambalda nickel concentrator, Kalgoorlie nickel smelter, Kwinana nickel refinery, and Ravensthorpe nickel mine and processing facility	100%
30	Australia	Yabulu Refinery	Laterite nickel and cobalt processing plants northwest of Townsville *	100%
31	Colombia	Cerro Matoso	Integrated ferronickel mining and smelting complex in northern Colombia	99.94%

*	Asset sale completed 31 July 2009

Iron Ore

Ref	Country	Site/Asset	Description	Ownership
32	Australia	Western Australia Iron Ore	Integrated mine, rail and port operations in the Pilbara	85-100%
33	Brazil	Samarco	Integrated mine, pipeline and port operations producing iron ore pellets in southeast Brazil	50%

Manganese

Ref	Country	Site/Asset	Description	Ownership
34	Australia	GEMCO	Producer of manganese ore in the Northern Territory	60%
35	Australia	TEMCO	Producer of manganese alloys in Tasmania	60%
36	South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines), alloy (Metalloys) and manganese metal (Manganese Metal Company)	60%

Metallurgical Coal

Ref	Country	Site/Asset	Description	Ownership
37	Australia	Illawarra Coal	Three underground coal mines in southern New South Wales with access to rail and port facilities	100%
38	Australia	Queensland Coal	Integrated mine, rail and port operations, including a loading terminal at Hay Point, in the Bowen Basin, central Queensland	50-80%

Energy Coal

Ref	Country	Site/Asset	Description	Ownership
39	Australia	Hunter Valley Energy Coal	Mt Arthur Coal open-cut mine in Hunter Valley, New South Wales	100%
40	Colombia	Cerrejón	Export coal mine with integrated rail and port facilities in La Guajira province	33.3%
41	South Africa	Energy Coal South Africa	Three energy coal mines in Witbank region of Mpumalanga province	84-100%
42	US	New Mexico Coal	Two mines in New Mexico supplying energy coal to adjacent power stations	100%

Offices

Ref	Country	Location	Ref	Country	Location
43	Australia	Adelaide ●	57	Indonesia	Jakarta ●
44	Australia	Brisbane ¿ ●	58	Japan	Tokyo ●
45	Australia	Melbourne ¿ ● (Global Headquarters)	59	Netherlands	The Hague ●
46	Australia	Newcastle ●	60	New Caledonia	Noumea ●
47	Australia	Perth ¿ ● ▲	61	Philippines	Manila ●
48	Australia	Sydney ¿	62	Russia	Moscow ▲
49	Belgium	Antwerp ●	63	Singapore	Singapore ● ▲
50	Brazil	Rio de Janeiro ●	64	South Africa	Johannesburg ¿ ● ▲
51	Canada	Vancouver ¿	65	South Africa	Richards Bay ●
52	Chile	Santiago ¿ ● ▲	66	South Korea	Seoul ●
53	China	Shanghai ●	67	Switzerland	Baar ●
54	Colombia	Cartagena ●	68	UK	London ¿
55	Gabon	Libreville ▲	69	US	Houston ¿ ●
56	India	New Delhi ●	70	US	Pittsburgh ●

¿	Corporate/Business Centres

●	Marketing Offices

▲	Minerals Exploration Offices

2.2    Business overview

2.2.1    History and development

Since 29 June 2001, we have operated under a Dual Listed Company (DLC) structure. Under the DLC structure, the two parent companies, BHP Billiton Limited (formerly BHP Limited and before that The Broken Hill Proprietary Company Limited) and BHP Billiton Plc (formerly Billiton Plc) operate as a single economic entity, run by a unified Board and management team. More details of the DLC structure are located under section 2.11 of this Report.

BHP Billiton Limited was incorporated in 1885 and is registered in Australia with ABN 49 004 028 077. BHP Billiton Plc was incorporated in 1996 and is registered in England and Wales with registration number 3196209. Successive predecessor entities to BHP Billiton Plc have operated since 1860.

The registered office of BHP Billiton Limited is 180 Lonsdale Street, Melbourne, Victoria 3000, Australia, and its telephone number is 1300 55 47 57 (within Australia) or +61 3 9609 3333 (outside Australia). The registered office of BHP Billiton Plc is Neathouse Place, London SW1V 1BH, UK, and its telephone number is +44 20 7802 4000.

2.2.2    Petroleum Customer Sector Group

Our Petroleum CSG is a global oil and gas business employing more than 1,500 people worldwide and headquartered in Houston, Texas. We have producing assets in six countries and exploration opportunities in a further six countries.

Our financial strength allows us to reinvest in our long-term growth through exploration even through the most challenging of economic times. During FY2009, we have captured new exploration interests in countries such as India, supplemented our existing portfolio in Australia and the Gulf of Mexico, and executed seismic programs in countries such as Malaysia. BHP Billiton Petroleum continues to build its capability as an operator of some of the world’s largest and technically challenging projects. We have delivered the Shenzi deepwater, tension-leg platform ahead of schedule and within budget.

We continue to deliver production growth through delivery of new projects and ongoing focus on driving base performance. During FY2009, first production was achieved from five projects—Neptune, Shenzi and Atlantis North (all US) and North West Shelf Train 5 and Angel (both Australia). We have realised annual production volumes of 137.2 million barrels of oil equivalent in FY2009. This represents an increase of 6 per cent over the previous financial year.

We sell our crude oil production to refiners around the world at market prices. Gas is generally marketed under long-term domestic contracts and we export LNG under long-term contracts. Almost three-quarters of our contracted LNG sales volumes are subject to contracts that contain provisions allowing prices to be reset within the next four years. However, more than a quarter of our currently contracted volumes are subject to long-term fixed-price contracts, some of which were priced in a lower price environment.

Our production assets are as follows:

Bass Strait

Together with our 50-50 joint venture partner, Esso Australia, a subsidiary of ExxonMobil, we have been producing oil and gas from Bass Strait, off the south-eastern coast of the Australian mainland, for 40 years, having participated in the original discovery of hydrocarbons there in 1965. We dispatch the majority of our Bass Strait crude oil and condensate production to refineries along the east coast of Australia. Gas is piped ashore to our Longford processing facility, from where we sell our production to domestic distributors under contracts with periodic price reviews.

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

Gulf of Mexico

Our production in the Gulf of Mexico has continued to expand, with the Neptune and Shenzi projects coming on line in FY2009. We operate three fields in the Gulf of Mexico (Neptune, Shenzi/Genghis Khan and consolidated operations in the West Cameron area), and hold non-operating minority interests in a further three fields (Atlantis, Mad Dog and Genesis). We also own 25 per cent and 22 per cent, respectively, of the companies that own and operate the Caesar oil pipeline and the Cleopatra gas pipeline which transport oil and gas from the Green Canyon area, where a number of our fields are located, to connecting pipelines that transport product to the mainland. We deliver our oil production to refineries along the Gulf Coast of the United States.

In early September 2008, the Mad Dog facility suffered damage from Hurricane Ike, including the loss of a portion of the drilling derrick, which sat atop the spar facility. Production from the facility resumed in late October 2008, and engineering studies to review replacement options for the lost drilling equipment are currently being conducted by the operator.

Zamzama

We hold a 38.5 per cent working interest in and operate the Zamzama gas project in Sindh province of Pakistan. The existing capacity of Zamzama is 500 million cubic feet of gas per day and 3,350 barrels of condensate per day. Both gas and condensate are sold domestically.

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

Stybarrow

We are the operator of the Stybarrow project (50 per cent our share), a nine well subsea development in approximately 825 metres of water approximately 65 kilometres offshore north Western Australia. The project uses a floating production storage and offtake facility with capacity of approximately 80 thousand barrels of oil per day.

Other Australia

We are the operator of the Griffin project (45 per cent our share) where oil and gas are produced via the Griffin Venture, a floating production storage and offtake facility. We pipe natural gas to shore, where it is delivered directly into a pipeline and sold domestically. The Griffin Venture will cease production in October 2009 as the facility reaches the end of its useful life. We also operate the Minerva gas field located offshore Victoria in which we hold a 90 per cent interest.

Trinidad and Tobago

The Greater Angostura project is an integrated oil and gas development located offshore east Trinidad. We are the operator of the field and have a 45 per cent interest in the production sharing contract for the project.

Information on Petroleum operations

Significant oil and gas assets

Production and reserve information for our most significant oil and gas assets are listed in the table below:

Asset	Location	FY2009 Net Production (MMboe)	Net Proved Reserves (MMboe)
Bass Strait	Offshore SE Australia	38	462
North West Shelf	Offshore NW Australia	31	386
Atlantis	Gulf of Mexico	11	98
Zamzama	Pakistan	10	87
Mad Dog	Gulf of Mexico	5	77
Shenzi/Genghis Khan	Gulf of Mexico	3	24
Pyrenees	Offshore NW Australia	—	49

The following table contains additional details of our production operations. This table should be read in conjunction with the production (see section 2.3.1) and reserve tables (see section 2.14.1).

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

One of the 20 production licences is held with additional partner Santos Ltd.

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

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
The Bass Strait production capacity is as follows: —Crude—200 Mbbl/d —Gas—1,075 MMcf/d —LPG—5,150 tpd —Ethane—850 tpd

North West Shelf (NWS)—gas and gas liquids (LPG and condensate)

North Rankin, Goodwyn, Perseus, Echo-Yodel and Angel, and Searipple fields offshore, Dampier in northwestern Australia

Gas, LPG and condensate production and LNG liquefactions

We are a participant in the North West Shelf (NWS) Project, an unincorporated joint venture. We hold 8.33% of the original domestic gas joint venture. Our share of domestic gas production will progressively increase from 8.33% to 16.67%. We also hold 16.67% of the Incremental Pipeline Gas (IPG) domestic gas joint venture, 16.67% of the original LNG joint venture, 12.5% of the China LNG joint venture, 16.67% of the LPG joint venture and approximately 15% of current condensate production.

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

Production from the Goodwyn, Searipple and Echo-Yodel fields is processed through the Goodwyn A platform, which has the capacity to produce 1,450 MMcf/d of gas and 110 Mbbl/d of condensate. Four subsea wells in the Perseus field are tied into the Goodwyn A platform.

An onshore gas treatment plant at Withnell Bay has a current capacity to process approximately 600 MMcf/d of gas for the domestic market.

An existing five train LNG plant has the capacity to produce an average rate of 45,000 tpd of LNG.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities

North West Shelf—crude oil

Approximately 30 km northeast of the North Rankin gas and condensate field, offshore Western Australia, Australia

Crude oil production is from the Wanaea, Cossack, Lambert and Hermes oil fields

We hold a 16.67% working interest in oil production from these fields. The other 83.33% is held by Woodside Energy 33.34%, with BP Developments Australia, Chevron Australia, and Japan Australia LNG (MIMI) each holding 16.67%.

Woodside Petroleum Ltd is the operator of the project.

		The venture holds three production licences issued by the Commonwealth of Australia, with expiry dates ranging between 2012 and 2018.	The oil is produced to a floating production storage and offtake unit, the Cossack Pioneer, which has a capacity of 140 Mbbl/d and a storage capacity of 1.15 MMbbl of crude oil.

Griffin Situated in the Carnarvon Basin, 62 km offshore Western Australia, Australia Comprises the Griffin, Chinook and Scindian offshore oil and gas fields	We hold a 45% interest in the Griffin venture. The other 55% is held by Mobil Exploration and Producing Australia (35%) and Inpex Alpha (20%). We are the operator of the field.

The venture holds a production licence issued by the Commonwealth of Australia that expires in 2014.

The Griffin Venture will cease production in October 2009 as the facility reaches the end of its useful life.

Oil and gas are produced via the Griffin Venture, a floating production storage and offtake facility. We pipe natural gas to shore, where it is delivered directly into a pipeline.

The Griffin Venture has an original production design capacity of 80 Mbbl/d of crude oil and 50 MMcf/d of gas.

Minerva Approximately 10 km offshore in the Otway Basin of Victoria, Australia Single offshore gas reservoir with two compartments. Gas plant is situated approximately 4 km inland from Port Campbell	We hold a 90% share of the Minerva venture. The other 10% is held by Santos (BOL) Pty Ltd. We are the operator of the field.	The venture holds a production licence issued by the Commonwealth of Australia that expires five years after production ceases.	The Minerva development consists of two well completions in 60 m of water. A single flow line transports gas to an onshore gas processing facility with an original production design capacity of 150 TJ/d and 600 bbl/d of condensate.

Stybarrow

Situated in the Exmouth Sub-basin, 30 km offshore Western Australia, Australia

Comprises the Stybarrow and Eskdale oil and gas fields. The Stybarrow project achieved first oil production on 17 November 2007

	We own a 50% share of the Stybarrow venture. The other 50% interest is held by Woodside Energy. We are the operator of the field.	The venture holds a production licence issued by the Commonwealth of Australia that expires five years after production ceases.	Oil is produced by the Stybarrow development which comprises of a floating production storage and offshore loading facility, nine subsea well completions (including five producers, three water injectors and one gas injector) in 850 m of water.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
The Stybarrow facility has a crude oil production and storage capacity of 80 Mbbl/d and 900 Mbbl respectively. Gas production is reinjected into the reservoirs.

Zamzama Dadu Block, Sindh Province, Pakistan Onshore gas wells

We hold a 38.5% working interest in the joint venture. The other 61.5% is owned by ENI Pakistan (M) Ltd (17.75%), PKP Exploration Ltd (9.375%), PKP Exploration Ltd 2 (9.375%), and Government Holdings (Private) Limited (25%).

We are the operator.

		20-year development and production lease starting April 2002 from the Government of Pakistan (with an option to extend five years beyond the 20-year term).	Zamzama currently consists of eight production wells and four process trains, with an existing capacity of 500 MMcf/d of gas and 3,350 bbl/d of condensate.

AMERICAS

Neptune (Green Canyon 613) Gulf of Mexico, approximately 195 km offshore of Fourchon, Louisiana, US Deepwater oil and gas field	We hold a 35% interest in the joint venture. The other owners are Marathon Oil (30%), Woodside Energy (20%) and Maxus US Exploration (15%). We are the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.

The production facility consists of a tension-leg platform permanently moored in 1,300 m of water.

The facility has nameplate processing capacity of 50 Mbbl/d of oil and 50 MMcf/d of gas.

Production commenced in July 2008.

Shenzi/Genghis Khan (Green Canyon 653 ) Gulf of Mexico, approximately 200 km offshore of Fourchon, Louisiana, US Deepwater oil and gas field	We hold a 44% interest in the joint venture. The other owners are Hess Corporation (28%) and Repsol (28%). We are the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.

The Shenzi production facility consists of a stand-alone tension-leg platform (TLP) permanently moored in 1,310 m of water.

The facility has nameplate processing capacity of 100 Mbbl/d of oil and 50 MMcf/d of gas.

Production commenced in March 2009.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
The Genghis Khan field is part of the same geological structure as the Shenzi project and consists of a tieback to the existing Marco Polo TLP.

West Cameron 76 Gulf of Mexico, approximately 20 km offshore, Central Louisiana, US Offshore gas and condensate field	We hold a 33.76% interest in the joint venture. The other owners are ENI Petroleum (40%), Merit Management Partners (15%) and Ridgewood Energy Company (11.24%). We are the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of two conventional gas platforms with a capacity of 120 MMcf/d of gas and 800 bbl/d of condensate.

Starlifter (West Cameron 77) Gulf of Mexico, approximately 25 km offshore, Central Louisiana, US Offshore gas and condensate field

We hold a 30.95% interest in the joint venture.

The other owners are McMoRan (33.75%), Seneca Resources (11.25%), Merit Management Partners (13.75%) and Ridgewood Energy Company (10.3%).

We are the operator.

		The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of a single conventional gas platform with a capacity of 40 MMcf/d of gas and 450 bbl/d of condensate.

Mustang (West Cameron 77) Gulf of Mexico, approximately 25 km offshore, Central Louisiana, US Offshore gas and condensate field	We hold a 43.66% interest in the joint venture. The other owners are ENI Petroleum (22.4%), Merit Management Partners (19.4%) and Ridgewood Energy Company (14.54%). We are the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of a single conventional gas platform with a capacity of 40 MMcf/d of gas and 450 bbl/d of condensate.

Atlantis (Green Canyon 743) Gulf of Mexico, approximately 200 km offshore of Fourchon, Louisiana, US Deepwater oil and gas field	We hold a 44% working interest in the joint venture. The other owner is BP (56%). BP is the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of a semi-submersible platform permanently moored in 2,155 m of water. The facility has nameplate processing capacity of 200 Mbbl/d of oil and 180 MMcf/d of gas.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
Mad Dog (Green Canyon 782) Gulf of Mexico, approximately 210 km offshore of Fourchon, Louisiana, US Deepwater oil and gas field	We hold a 23.9% interest in the joint venture. The other owners are BP (60.5%) and Chevron (15.6%). BP is the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.

The production facility consists of an integrated truss spar equipped with facilities for simultaneous production and drilling operations, permanently moored in 1,310 m of water.

The facility has the capacity to process 100 Mbbl/d of oil and 60 MMcf/d of gas.

Genesis (Green Canyon 205) Gulf of Mexico, approximately 155 km offshore of Fourchon, Louisiana, US Deepwater oil and gas field	We hold a 4.95% interest in the joint venture. The other owners are Chevron (56.67%) and ExxonMobil (38.38%). Chevron is the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of a floating cylindrical hull (spar) moored to the seabed with integrated drilling facilities and a capacity of 55 Mbbl/d of oil and 72 MMcf/d of gas.

Greater Angostura Approximately 40 km off the east coast of Trinidad Shallow water oil and gas field	We hold a 45% interest in the joint venture. The other 55% is held by Total (30%) and Chaoyang (25%). We are the operator.	The venture has entered into a production sharing contract with the Republic of Trinidad and Tobago that entitles the contractor to operate Greater Angostura until 2021.

The Greater Angostura development is an integrated oil and gas development. The infrastructure consists of a steel jacketed central processing platform with three satellite wellhead protector platforms and flow lines. A pipeline connects the processing platform to storage facilities at Guayaguayare, where an export pipeline has been installed to allow for offloading to tankers in Guayaguayare Bay.

The facility has the capacity to process 100 Mbbl/d of oil.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
EUROPE/AFRICA/MIDDLE EAST

Liverpool Bay

Douglas and Douglas West oil fields, Hamilton, Hamilton North and Hamilton East gas fields, and Lennox oil and gas field in the Irish Sea, approximately 10 km off the northwest coast of England

Offshore oil and gas fields

	We hold a 46.1% interest in the joint venture. The other 53.9% is held by ENI. We are the operator.	The joint venture holds three production licences issued by the Crown of the United Kingdom. One of these licences was extended in July 2009 for a further term which expires in 2027. The other licences expire in 2016 and 2025.

The Liverpool Bay asset is an integrated development of six fields.

Oil from the Lennox and Douglas fields is treated at the Douglas complex and piped 17 km to an oil storage barge for export by tankers.

Gas from the Hamilton, Hamilton North, Hamilton East and Lennox fields is initially processed at the Douglas complex then piped by subsea pipeline to the Point of Ayr gas terminal for further processing. The facility has the capacity to produce 308 MMcf/d of gas and 70 Mbbl/d of oil and condensate.

Bruce/Keith North Sea, approximately 380 km northeast offshore of Aberdeen, Scotland The Keith field is located adjacent to the Bruce field Offshore oil and gas fields

We hold a 16% interest in the Bruce field. The other 84% is owned by BP (37%), Total (43.25%) and Marubeni (3.75%).

BP is the operator of Bruce.

We hold a 31.83% interest in the Keith field. The other 68.17% is owned by BP (34.84%), Total (25%) and Marubeni (8.33%).

We are the operator of Keith.

The joint venture holds three production licences issued by the Crown of the United Kingdom, which expire in 2011, 2015 and 2018.

Production is via an integrated oil and gas platform. The capacity of the Bruce facility has, since 2002, been increased to 920 MMcf/d through de-bottlenecking and revising operating envelopes.

The Keith field was developed as a tie-back to the Bruce platform facilities.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
Ohanet Approximately 1,300 km southeast of Algiers, Algeria Four onshore gas and condensate fields

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

Ohanet is a wet gas (LPG and condensate) development consisting of four gas and condensate fields and a gas processing plant with the capacity to treat 20 MMcm/d of wet gas and 61 Mbbl/d of associated liquids (LPG and condensate).

ROD Integrated Development Berkine Basin, 900 km southeast of Algiers, Algeria Six onshore oil fields

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

Development projects

Australia/Asia

North West Shelf North Rankin gas compression project

In March 2008, the Board approved the North West Shelf gas compression project to recover remaining lower pressure gas from the North Rankin and Perseus gas fields. A new gas compression platform, North Rankin B, capable of processing 2,500 million cubic feet of gas per day will be constructed adjacent to the existing North Rankin A platform, 135 kilometres offshore from Karratha on the northwest coast of Western Australia. The two platforms will be connected by a 100 metre bridge and operate as a single facility. Our 16.67 per cent share of development costs is approximately US$850 million. First gas is expected in 2012.

North West Shelf Cossack, Wanaea, Lambert, Hermes (CWLH) life extension

In December 2008, approval was announced to undertake a redevelopment project to replace and refurbish CWLH facilities because the existing operation had performed above expectation and had an expected field life much longer than originally planned. The project consists of the replacement of the existing floating production storage and offtake vessel and selected refurbishment of existing subsea infrastructure and the existing riser turret mooring. Our 16.67 per cent share of the cost is approximately US$245 million. First production through the redeveloped facilities is expected in 2011.

Pyrenees—WA-12-R/WA-155-P

In July 2007, the Board approved the Pyrenees project to develop the WA-12-R permit portion of the Crosby, Stickle and Ravensworth oil fields in the Exmouth Sub-basin, off the northwest coast of Western Australia. Project costs for the WA-12-R permit portion of the Pyrenees development are approximately US$1.7 billion (approximately US$1.2 billion our share). The WA-155-P permit portion of the Pyrenees project was approved in November 2007, incorporating the remainder of the Ravensworth field as it straddles both WA-12-R and WA-155-P permits. The combined development consists of subsea production and injection wells tied back to a floating production storage and offtake facility with an oil processing capacity of 96 thousand barrels per day. First production is expected during the second half of FY2010.

We own a 71.43 per cent operated interest in the WA-12-R permit, with Apache Energy Ltd owning the remaining 28.57 per cent. We own a 40 per cent operated interest in the WA-155-P permit, with Apache Energy Ltd owning 31.5 per cent and Inpex owning 28.5 per cent.

Bass Strait Kipper gas field development

Initial development of the Kipper gas field in the Gippsland Basin located offshore Victoria was approved by the Board in December 2007. The first phase of the project includes two new subsea wells, three new pipelines and platform modifications to supply 10 thousand barrels of condensate per day and 80 million cubic feet of gas per day. Gas and liquids will be processed via the existing Gippsland Basin joint venture facilities. Our share of development costs, based on the operator’s estimate, is approximately US$500 million. First production is expected in 2011.

We own a 32.5 per cent interest in the Kipper Unit Joint Venture, with Esso Australia and Santos owning the remaining 67.5 per cent. We own a 50 per cent interest in the Gippsland Basin joint venture.

Bass Strait Turrum field development

Further expansion of the Gippsland Basin facilities is under way with the Board approving the full field development of the Turrum oil and gas field in July 2008. Our 50 per cent share of the investment, based on the operator’s estimate, is approximately US$625 million and consists of a new platform, Marlin B, linked by a bridge to the existing Marlin A platform. The Turrum field, which has a capacity of 11 thousand barrels of oil per day and 200 million cubic feet of gas per day, is located 42 kilometres from shore in approximately 60 metres of water. First production is expected in 2011.

Trinidad & Tobago

Greater Angostura Phase 2

In September 2008, we announced the signing of a gas sales contract with the National Gas Company of Trinidad and Tobago Limited (NGC) for the purchase of gas from the second phase of the Greater Angostura field. In August 2008, we sanctioned an investment of approximately US$400 million (US$180 million our share) to construct and install a new gas export platform alongside the Company’s existing facilities within the Greater Angostura Field. Fabrication of the 280 million cubic feet per day facility started in February 2009 and is expected to be online during 2011.

The development also includes modifications to the existing Greater Angostura facilities and the installation of a new flowline. NGC will take delivery of the gas at the new gas export platform and will transport it in their proposed 36 inch diameter Northeastern Offshore Pipeline to Trinidad and in their 12 inch diameter Tobago pipeline.

The Greater Angostura field includes oil and gas discoveries at Aripo, Kairi and Canteen. We hold a 45 per cent interest in the joint venture. Other partners are Total (30 per cent interest) and Chaoyang Petroleum (BVI) Limited (25 per cent interest), a consortium between CNOOC and Sinopec.

Exploration and appraisal

We are focused on finding significant discoveries through wildcat drilling. We have exploration interests throughout the world, particularly the Gulf of Mexico, Western Australia, Latin America and Malaysia. During the year, our gross expenditure on exploration was US$548 million. Our major exploration interests are as follows:

Australia/Asia

Malaysia

In March 2007, we were awarded two offshore blocks in Malaysia. We are the operator of the blocks under two separate production sharing contracts. The minimum exploration program includes the acquisition and processing of seismic data for approximately 2,300 square kilometres across the two blocks, and the drilling of four exploration wells within the first seven years of the contracts. The initial seismic acquisition program commenced in June 2008 and was completed in September 2008. The results of the seismic acquisition program are currently under evaluation.

Americas—Gulf of Mexico

Shenzi—Green Canyon 609 & 610

We currently own a 44 per cent interest in the Shenzi prospect, located in the Green Canyon area. Partners in the well are Hess (28 per cent) and Repsol (28 per cent).

The Shenzi 8 appraisal well was drilled in September 2008. The well result was encouraging as hydrocarbons were encountered and the review of various development options is currently under way.

Mad Dog South

We currently own a 23.9 per cent interest in the Mad Dog South prospect, located in Green Canyon Block 826. Partners in the well are BP (60.5 per cent) and Unocal (15.6 per cent). Mad Dog appraisal well-1 was drilled in May 2009 and completed in June 2009 and sidetrack drilling was completed in July 2009. The well encountered hydrocarbons in the objective Miocene hydrocarbon bearing sands. The subsequent sidetrack reached a total measured depth of 8,273 metres and discovered a significant oil column.

Americas—Colombia

In April 2006, we entered into two exploration and production contracts for the Fuerte Norte and Fuerte Sur blocks, located offshore Colombia. We hold a 75 per cent operated interest in each block with Ecopetrol holding the remaining 25 per cent. The joint venture has completed acquisition and processing of 3D seismic over the area as part of the second phase of the exploration and production contracts for both blocks.

In September 2008, we entered into a Technical Evaluation Assignment (TEA) for the evaluation of hydrocarbons in Block 5 in the Llanos basin, onshore Colombia. We are the operator of the project and hold a

71.4 per cent working interest in the joint venture, with SK Energy Co holding the remaining 28.6 per cent interest. The minimum work commitment under the TEA requires acquisition of 1,000 kilometres of 2D seismic plus the drilling of five stratigraphic wells.

Americas—Falkland Islands

In December 2007, we farmed into northern and southern area licences offshore in the Falkland Islands. We acquired a 51 per cent interest from our joint venture partner Falkland Oil and Gas Limited (FOGL) and assumed operatorship in January 2008. The minimum exploration work program includes the drilling of two wells in the first phase by the end of 2010.

Site surveys on both blocks were completed in 2009 and results of the evaluation area are currently being processed.

Europe/Africa/Middle East

India

In December 2008, we were awarded seven offshore blocks in India. We are the operator of all seven blocks, each with its own production sharing contract. The minimum exploration program includes the acquisition and processing of 2D seismic data for approximately 10,400 square kilometres across the seven blocks. We currently own a 26 per cent interest in all seven blocks, with our partner GVK holding the remaining 74 per cent.

2.2.3    Aluminium Customer Sector Group

Our Aluminium business is a portfolio of assets at three stages of the aluminium value chain: we mine bauxite, we refine bauxite into alumina, and we smelt alumina into aluminium metal. We are the world’s sixth-largest producer of aluminium, with total production in FY2009 of approximately 1.2 million tonnes of aluminium. We also produced approximately 15 million tonnes of bauxite and 4.4 million tonnes of alumina.

During FY2009, approximately 52 per cent of our alumina production was used in our aluminium smelters and we sold the balance to other smelters. Our alumina sales are a mixture of long-term contract sales at LME-linked prices and spot sales at negotiated prices. Prices for our aluminium sales are generally linked to prevailing LME prices.

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

The Boddington bauxite mine in Western Australia supplies bauxite ore via a 51 kilometre long conveyor to the Worsley alumina refinery. Worsley is one of the largest and lowest-cost refineries in the world, and is currently undergoing a major expansion (see Development projects below). Our share of Worsley’s FY2009 production was 2.924 million tonnes of alumina. Worsley’s export customers include our own Hillside, Bayside and Mozal smelters in southern Africa. Boddington has a reserve life of 24.9 years at current production rates. We own 86 per cent of the mine and the refinery.

•	Kaaimangrasie/ Klaverblad/Caramacca/Coermotibo/Paranam

During FY2009, we owned a 45 per cent interest in the Suriname bauxite and alumina joint venture that comprised bauxite mines in the Kaaimangrasie, Klaverblad, Caramacca and Coermotibo areas of Suriname and the nearby Paranam alumina refinery. Our share of Paranam’s FY2009 production was 935,000 tonnes of alumina. In October 2008, we decided to exit the Suriname operations by December 2010. On 31 July 2009, we executed transaction agreements to pass all of our interests in the Suriname bauxite and alumina joint venture to Suralco effective on that date.

We also own 14.8 per cent of Mineração Rio do Norte (MRN) which owns and operates a large bauxite mine in Brazil.

We have interests in the Alumar integrated alumina refinery/aluminium smelter and three stand-alone aluminium smelters:

•	Alumar

We own 36 per cent of the Alumar refinery and 40 per cent of the smelter. Alcoa operates both facilities. The operations, and their integrated port facility, are located at São Luís in the Maranhão province of Brazil. Alumar sources bauxite from MRN. During FY2009, approximately 60 per cent of Alumar’s alumina production was used to feed the smelter, while the remainder was exported. Our share of Alumar’s FY2009 saleable production was 537,000 tonnes of alumina and 177,000 tonnes of aluminium. The Alumar refinery is currently undergoing a significant expansion (see Development projects below).

•	Hillside and Bayside

Our Hillside and Bayside smelters are located at Richards Bay, South Africa. Hillside’s capacity of approximately 704,000 tonnes per annum makes it the largest aluminium smelter in the southern hemisphere, and it is one of the most efficient. Following the closure of potlines B and C, Bayside has smelting capacity of approximately 96,000 tonnes per annum, but it also uses its own aluminium and liquid aluminium from Hillside to produce a range of products such as rod, slab and extrusion. Bayside will cease to produce rod and extrusion from 30 September 2009. Both operations import alumina from our Worsley refinery and source power from Eskom, the South African state utility, under long-term contracts with prices linked to the LME price of aluminium except for Hillside Potline 3, the price for which is linked to the South African and US producer price indices.

In January 2008, Eskom determined that it had insufficient power to meet the national demand in South Africa, and mandated an emergency 10 per cent reduction in power consumption by many large industrial users, including BHP Billiton. Although our contracts with Eskom specify that power supply to our aluminium smelters can only be interrupted approximately one per cent of the time per calendar year, we have respected the emergency situation faced by the country and reduced our demand by the requested 10 per cent. To achieve this in the most economically efficient way, we have closed the B and C potlines at Bayside, reducing production there by approximately 92,000 tonnes per annum. Across all three southern Africa smelters (including Mozal), production losses were just over 108,000 tonnes per annum. The production cuts occurred primarily at Bayside, a 100 per cent BHP Billiton owned facility. A production sharing adjustment has been established between the Mozal partners (47.1 per cent BHP Billiton) to compensate us for taking the majority of the power reduction at a 100 per cent owned facility.

•	Mozal

We own 47.1 per cent of and operate the Mozal aluminium smelter in Mozambique, which has a total capacity of approximately 563,000 tonnes per annum. Mozal sources power generated by Eskom via Motraco, a transmission joint venture between Eskom and the national electricity utilities of Mozambique and Swaziland. Tariffs are fixed through to 2012 and will be linked to the LME aluminium price thereafter. Our share of Mozal’s FY2009 production was 255,000 tonnes.

Information on the Aluminium CSG’s bauxite mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.14.2).

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Boddington bauxite mine

123 km southeast of Perth at Boddington, Western Australia, Australia

Surficial gibbsite-rich lateritic bauxite, residual weathering of Darling Range metamorphic and volcanic rocks

Open-cut mine

The mine is accessible by sealed public roads. The ore is transported to Worsley alumina refinery via a 51 km overland conveyor.

We own 86% of the Worsley joint venture. The other 14% interest is owned by Sojitz Alumina Pty Ltd (4%), and Japan Alumina Associates (Australia) Pty Ltd (10%).

BHP Billiton Worsley Alumina Pty Ltd is the manager of the joint venture on behalf of the participants. BHP Billiton Worsley Alumina Pty Ltd has the same ownership structure as the Worsley joint venture.

We hold a 2,656 km2 mining lease from the Western Australian government and two sub leases totalling 855 km2 from Alcoa of Australia Limited. In 2004, we renewed the lease for a second 21-year term. A further 21-year renewal is available.

The Boddington bauxite mine opened in 1983 and was significantly extended in 2000.

The mine has a crushing plant with the capacity of approximately 13 mtpa of bauxite. Power is supplied from the Worsley alumina refinery site via a joint venture-owned powerline.

A description of the Worsley alumina refinery can be found in the table below.

Suriname Kaaimangrasie mine

38 km southeast of Paramaribo and 30 km east of the Paranam refinery, Suriname

Lateritic gibbsite-rich bauxite, residual weathering of Precambrian meta-sediments overlain by thick sediments

Open-cut mine

During FY2009, we owned 45% of the refining and mining joint venture. The other 55% interest was held by Suralco (a subsidiary of Alcoa World Alumina and Chemicals (AWAC), a venture of Alcoa and Alumina Limited).

We managed all mining operations.

We transferred our ownership to Suralco on 31 July 2009.

		The development of the Kaaimangrasie mine started in November 2005. Operations/delivery of bauxite to the refinery commenced in July 2006.	Kaaimangrasie mine has a nominal production capacity of approximately 1.2 mtpa of bauxite; there are no processing facilities at the mine.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
The mine is accessible by a joint venture-owned haul road. The ore is hauled by truck over a distance of 30 km to the Paranam refinery.

Suriname Klaverblad mine

23 km southeast of Paramaribo and 19 km east of the Paranam refinery, Suriname

Lateritic gibbsite-rich bauxite, residual weathering of Precambrian meta-sediments overlain by thick sediments

Open-cut mine

The mine is accessible by a joint venture-owned haul road. The ore is hauled by truck over a distance of 19 km to the Paranam refinery.

During FY2009, we owned 45% of the refining and mining joint venture. The other 55% interest was held by Suralco.

We managed all mining operations.

We transferred our ownership to Suralco on 31 July 2009.

		The development of the Klaverblad mine started in July 2005. Delivery of bauxite to the refinery commenced in April 2007.	Klaverblad mine has a nominal production capacity of approximately 1.7 mtpa of bauxite; there are no processing facilities at the mine.

Suriname Caramacca mine

45 km southeast of Paramaribo and 37 km east of the Paranam refinery, Suriname

Lateritic gibbsite-rich bauxite, residual weathering of Precambrian meta-sediments overlain by thick sediments

Open-cut mine

The mine is accessible by a joint venture-owned haul road. The ore is hauled by truck over a distance of 37 km to the Paranam refinery.

During FY2009, we owned 45% of the refining and mining joint venture. The other 55% interest was held by Suralco.

We managed all mining operations.

We transferred our ownership to Suralco on 31 July 2009.

		The development of the Caramacca mine started in July 2007. Operations/delivery of bauxite to the refinery commenced in August 2008.	Caramacca mine has a nominal production capacity of approximately 0.9 mtpa of bauxite; there are no processing facilities at the mine.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Suriname Coermotibo

150 km east of Paranam, Suriname

Lateritic gibbsite-rich bauxite, residual weathering of Precambrian meta-sediments occurring on hills

Surface strip mine

The mine is accessible by joint venture-owned haul roads

The ore is hauled to the Coermotibo crushing and loading facility and subsequently barged along the Commewijne River to the Paranam refinery.

	During FY2009, we owned 45% of the Coermotibo joint venture. The other 55% interest was held by Suralco. We managed all mining operations. We transferred our ownership to Suralco on 31 July 2009.	The Coermotibo mine started operations in 1991.	Coermotibo mine has a nominal production capacity of 1.7 mtpa. There are primary crushing, beneficiation plant and barge loading facilities.

MRN

Porto Trombetas, Pará, Brazil

Lateritic bauxite, residual weathering of nepheline syenite occurring primarily as gibbsite in a clay matrix overlain by thick clay sediments

Open-cut mine

The mine is situated approximately 40 km from Porto Trombetas. Porto Trombetas can only be reached by air or by river. An asphalt road connects the mine area with the village at Porto Trombetas.

MRN is operated as an incorporated joint venture between BHP Billiton (14.8%), Alcoa and affiliates (18.2%), Vale (40%), Rio-Tinto Alcan (12%), Votorantim (10%) and Hydro (5%).

MRN holds valid mining rights granted by the Brazilian Federal Government to all its reserves until exhaustion of the reserves.

Run of mine bauxite is mined from various plateaus, and after crushing is conveyed to the washing facilities, where the quality of bauxite is improved. The washed bauxite is then transported by rail, approximately 28 km to the loading facilities at Porto Trombetas.

Production started in 1979 and after the last expansion in 2003, MRN reached its current nominal production capacity of 18 mtpa of washed bauxite.

The mine is supported by a village of 6,000 people which is owned and maintained by MRN with all required facilities to maintain the residents in the village.

Crushing facilities, long distance conveyors and the wash plant are situated near the mine area. Drying and ship loading facilities are situated close to the main mine village at Porto Trombetas.

A small airport is also maintained by MRN at Porto Trombetas.

Power is generated on site by fuel oil generators.

All infrastructure in the area is owned by MRN.

Information on the Aluminium CSG’s aluminium smelters and alumina refineries

Operation and location	Ownership, operation and title	Plant type/product	Capacity
Hillside aluminium smelter Richards Bay, 200 km north of Durban, KwaZulu-Natal province, South Africa	We own and operate the smelter. We hold freehold title over the property, plant and equipment. We have long-term leases over the harbour facilities.	The Hillside smelter uses the Aluminium Pechiney AP35 technology to produce standard aluminium ingots and aluminium T-Bars.

The nominal production capacity of the smelter is 0.704 mtpa of primary aluminium.

The plant’s power requirements are sourced from the national power supplier Eskom under long-term contracts. The prices in the contract for Hillside 1 and 2 are linked to the LME price for aluminium, while the prices for Hillside 3 are linked to the SA and US producer price index.

Bayside aluminium smelter Richards Bay, 200 km north of Durban, KwaZulu-Natal province, South Africa	We own and operate the smelter. We hold freehold title over the property, plant and equipment. We have long term leases over the harbour facilities.	The Bayside smelter currently uses Alusuisse pre-bake technology to produce primary aluminium. Bayside uses its own aluminium and liquid aluminium acquired from Hillside to produce a range of products, such as, rod, slab and extrusion. Rod and extrusion production will be discontinued from 30 September 2009.

The nominal potline production capacity is 0.095 mtpa of primary aluminium on the remaining Potline A.

The plant’s power requirements are sourced from the national power supplier Eskom, under a long-term contract with prices linked to the LME price for aluminium.

Mozal aluminium smelter 17 km from Maputo, Mozambique

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

Operation and location	Ownership, operation and title	Plant type/product	Capacity
Worsley alumina refinery Approximately 55 km northeast of Bunbury, Western Australia, Australia

We own 86% of this asset through the Worsley joint venture. The other 14% is owned by Sojitz Alumina Pty Ltd (4%), and Japan Alumina Associates (Australia) Pty Ltd (10%).

BHP Billiton Worsley Alumina Pty Ltd is the manager of the joint venture on behalf of the participants. BHP Billiton Worsley Alumina Pty Ltd has the same ownership structure as the Worsley joint venture.

We hold a 2,480 ha refinery lease from the Western Australian Government. In 2004, we renewed the lease for a second 21-year term. A further 21-year renewal is available.

The Worsley alumina refinery uses the Bayer process to produce metallurgical grade alumina, which is used as feedstock for aluminium smelting.

The nominal production capacity is 3.5 mtpa.

Power and steam needed for the refinery are provided by a joint venture-owned on-site coal power station and a non-joint venture-owned on-site gas fired steam power generation plant.

Paranam refinery Paranam, Suriname

During FY2009, we owned 45% of the Paranam joint venture. The other 55% of the joint venture was owned by Suralco.

Suralco managed the alumina refinery.

We transferred our ownership to Suralco on 31 July 2009.

		The Paranam alumina refinery utilises the Bayer process to produce metallurgical grade alumina, which is used as feedstock for aluminium smelting.	Capacity is 2.2 mtpa. The Paranam refinery generates its own power.

Alumar São Luís, Maranhão, Brazil

The Alumar Consortium is an unincorporated joint venture that holds the smelter, refinery, ingot plant and support facilities.

We own 40% of the aluminium smelter. The other 60% is owned by Alcoa Aluminio SA (Alcoa).

		The alumina refinery and aluminium smelter use Alcoa technology to produce alumina and aluminium ingots.	The refinery complex was last expanded in June 2005, achieving annual capacity of 1.5 mtpa. The smelter has a nominal capacity of approximately 0.45 mtpa of primary aluminium.

Operation and location	Ownership, operation and title	Plant type/product	Capacity

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

Development projects

Alumar refinery expansion

A project to expand the production capacity of the Alumar refinery by 2 million tonnes per annum to 3.5 million tonnes per annum (100 per cent capacity) is nearing completion, with first production from the expansion announced in July 2009. Full mechanical completion is expected in October 2009, and after a period of ramping-up production, full nameplate capacity is expected to be achieved in second half of CY2009. Final expenditure is estimated at US$900 million (our share).

Worsley Efficiency and Growth Project

In May 2008, we announced approval for an expansion project to lift capacity of the Worsley refinery from 3.5 million tonnes per annum of alumina to 4.6 million tonnes per annum (100 per cent capacity) of alumina through expanded mining operations at Boddington, additional refinery capacity and upgraded port facilities. The project is budgeted to cost US$1.9 billion (our share) and be completed in the first half of CY2011.

Guinea Alumina

We have a one-third interest in a joint venture that is finalising a feasibility study into the construction of a 10 million tonnes per annum bauxite mine, an alumina refinery with processing capacity exceeding 3.3 million tonnes per annum and associated infrastructure approximately 110 kilometres from the port of Kamsar in Guinea.

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

In recent years, we have commissioned the Spence copper mine and the Escondida Sulphide Leach projects. Our total copper production in FY2009 was 1.2 million tonnes, a 27 per cent increase over our production five years ago.

In addition to conventional mine development, we continue to pursue advanced treatment technologies, such as the leaching of low-grade chalcopyrite ores, which we believe has the potential to recover copper from ores which were previously uneconomic to treat.

We market five primary products:

•	copper concentrates

•	copper cathodes

•	uranium oxide

•	lead concentrates, and

•	zinc concentrates.

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

We sell most of our copper cathode production to rod and brass mills and casting plants around the world under annual contracts with premiums to LME prices. We sell uranium oxide to electricity generating utilities, principally in western Europe, north America and north Asia. Uranium is typically sold under long-term contracts. A significant portion of production is sold into fixed price contracts although increasingly sales are based on flexible pricing terms.

We have seven production assets:

Escondida

Our 57.5 per cent owned and operated Escondida mine is the largest and one of the lowest-cost copper producers in the world. In FY2009, our share of Escondida production was 417,638, tonnes of copper in concentrate and 172,100 tonnes of copper cathode. Current reserves will support mining for a further 21 years at current production rates. Availability of key inputs like power and water supply at competitive prices is an important focus at Escondida. To ensure security of supply and competitive power costs in the long term we are supporting the construction of an LNG facility to supply gas to the northern grid system, which is scheduled for completion in 2010, and have signed off-take agreements underwriting the construction of a 460 megawatt coal-fired power station, which is scheduled for completion in 2011. To address limitations on the availability of water, we carefully manage our use and re-use of available water, and explore for alternative sources. During FY2009, Escondida experienced an electrical motor failure at the SAG mill in the Laguna Seca concentrator plant. This has impacted the throughput at the plant given the increased maintenance requirements. A permanent repair was completed in the first quarter of FY2010.

Olympic Dam

While it is already a significant producer of copper cathode and uranium oxide, and a refiner of smaller amounts of gold and silver bullion, we are continuing to explore a series of staged development options that would make our wholly-owned Olympic Dam operation one of the world’s largest producers of copper, the largest producer of uranium and a significant producer of gold (see Development projects below). In FY2009, Olympic Dam produced 194,057 tonnes of copper cathode, 4,007 tonnes of uranium oxide, 108,039 ounces of gold and 937,694 ounces of silver.

Antamina

We own 33.75 per cent of Antamina, a large, low-cost, long-life copper/zinc mine in Peru. Opened in 2001, its reserves will support mining at current rates for a further 21 years. Our share of Antamina’s FY2009 production was 109,000 tonnes of copper in concentrate, and 108,366 tonnes of zinc in concentrate. In addition to its primary copper and zinc concentrate products, Antamina also produces smaller amounts of molybdenum and lead/bismuth concentrate.

Spence

We completed our wholly-owned greenfield Spence copper mine development in Chile and began ramping up cathode production in December 2006. During FY2009, we produced 172,685 tonnes of copper cathode as we continue to ramp-up to the nominal capacity of 200,000 tonnes per annum.

Cerro Colorado

Our wholly-owned Cerro Colorado mine in Chile remains a significant producer of copper cathode, although production levels have declined in recent years as grades have declined. Production in FY2009 was 102,100 tonnes of copper cathode. Our current mine plan sees production continuing until FY2019, although we are currently evaluating the extent of hypogene mineralisation that may support further extension options.

Cannington

Our wholly-owned Cannington mine in northwest Queensland has grown to become the world’s largest and, we believe, one of the lowest-cost producers of silver and lead. During FY2006 and FY2007, we undertook an extensive program of decline and stope access rehabilitation to improve safety conditions, which has positioned the mine to maintain production, offsetting natural grade decline over its remaining life, currently estimated at eight years. In FY2009, Cannington produced concentrates containing 226,794 tonnes of lead, 54,849 tonnes of zinc and approximately 33 million ounces of silver.

Pinto Valley

As a result of the global economic slowdown and the resulting decline in copper prices, we made the decision to stop sulphide mining and milling operations at our Pinto Valley Mine located in Arizona, US, placing the operations in care and maintenance. Despite this decision, we continue to produce copper cathode at the Pinto Valley site and the neighbouring Miami Unit from our residual solvent extraction electrowinning (SXEW) operations. Current reserves would support mining operations for approximately four years.

Information on the Base Metals CSG’s mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.14.2).

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
COPPER

Escondida

Atacama Desert, at an altitude of approximately 3,100 m and 170 km southeast of Antofagasta, Chile

The Escondida mining complex includes the Escondida and Escondida Norte mineral deposits that are adjacent, but distinct, supergene-enriched porphyry copper deposits

Two open-cut pits

The mine is accessible by public road.

Copper cathode is transported by privately-owned rail line to the Antofagasta port (government-operated) or Mejillones port (privately operated).

Copper concentrate is transported by Company-owned pipeline to its Coloso port facilities.

The mine is owned by Minera Escondida Limitada and operated by BHP Billiton.

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

Original construction of the operation was completed in 1990. The project has since undergone various expansion projects at an additional cost of US$3.0 billion (100% terms).

In June 2006, the Escondida Sulphide Leach copper project achieved first production. The cost of the project was US$1.0 billion (100% terms).

Escondida has two processing streams: two concentrator plants in which high-quality copper concentrate is extracted from sulphide ore through a flotation extraction process; and two solvent extraction plants in which leaching, solvent extraction and electrowinning are used to produce copper cathode.

Nominal production capacity is 3.2 mtpa of copper concentrate and 330,000 tpa of copper cathode.

Separate transmission circuits provide power for the Escondida mine facilities. These transmission lines, which are connected to Chile’s northern power grid, are Company-owned. Electricity is purchased under contracts with local generating companies.

Spence

Atacama Desert, 150 km northeast of Antofagasta, Chile

A porphyry copper deposit that contains significant copper oxide (atacamite and chrysocolla) overlying the supergene sulphide enrichment zone

	We own and operate the mine (100%). We hold a mining concession from the Chilean state that remains valid indefinitely (subject to payment of annual fees).	Spence received Board approval for execution in October 2004. The cost was US$1.1 billion. First ore was crushed in September 2006 with first copper produced in December 2006.

Spence has facilities to support the open-cut mining operations and ore processing/crushing operations.

The crushed oxide and sulphide ores are leached on separate dynamic (on-off) leach pads. Acid leaching is applied to oxide ores

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Open-cut mine

The mine is accessible by public road and privately-owned rail access.

Copper cathode produced is transported by rail line to Mejillones port (privately operated) and to Antofagasta port on an exceptional basis.

and bio-leaching is applied to supergene sulphide ores. Solvent extraction consists of four trains in a series-parallel configuration, with extraction stages for both oxide and sulphide Pregnant Leach Solution. A single electrowinning plant produces the copper cathode.

Nominal capacity is 200,000 tpa of copper cathode.

Electrical power is supplied via a Company-owned voltage transmission line connected to Chile’s northern power grid. Electricity is purchased under contracts from a local generating company.

Cerro Colorado

Atacama Desert at an altitude of 2,600 m, 120 km east of Iquique, Chile

A supergene porphyry copper deposit that consists of a sulphide enrichment zone overlayed by oxide ore (chrysocolla + brochantite)

Open-cut copper mine

The mine is accessible by public road.

Copper cathode production is trucked to the port at Iquique, which is privately operated.

We own and operate the mine. We hold a mining concession from the Chilean state that remains valid indefinitely (subject to payment of annual fees).

Commercial production at Cerro Colorado commenced in June 1994.

Expansions took place in 1995 and 1998 to increase the mine’s crushing capacity, leach pad area and mine fleet. With these expansions, production was increased to 100,000 tpa. Production was then increased to the nameplate capacity of 120,000 tpa with optimisation and efficiency improvements.

Due to lower copper grades of the ore the production is now approximately 100,000 tpa.

Cerro Colorado’s facilities for this process include two primary, secondary and tertiary crushers, leaching pads and solvent extraction and electrowinning plants.

Electricity is supplied under long-term contracts to the facilities through the northern Chile power grid.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Pinto Valley

Located in the US approximately 125 km east of Phoenix, Arizona.

A porphyry copper deposit of low-grade primary mineralisation

The mine is accessible by public road. Cathode production is trucked to domestic customers in the United States.

	We own and operate 100% of Pinto Valley and we hold title to the land.	Pinto Valley was acquired through the acquisition of Magma Copper Company in 1996. The sulphide mining operations were discontinued in 1998. In October 2007, the mining and milling operations were restarted. As a result of the global economic slowdown, Pinto Valley mining and milling operations were stopped in January 2009. During cessation of the mining and milling operations, residual SXEW production from both the Pinto Valley site and neighbouring Miami Unit continues to produce small amounts of copper cathode.

Pinto Valley facilities include two SXEW operations at the Pinto Valley and Miami sites.

Currently concentrate production facilities in care and maintenance include a primary crusher, secondary and tertiary crushers, six ball mills and copper concentrate and molybdenum flotation circuits.

Power is supplied to the site by the Salt River Project.

COPPER URANIUM

Olympic Dam

560 km northwest of Adelaide, South Australia, Australia

A large poly-metallic deposit of the iron oxide-copper-gold style of mineralisation

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

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
We acquired Olympic Dam as part of our acquisition of WMC in 2005.

copper anodes, then into an ISA electro-refinery to produce copper cathodes and slimes treated to recover gold and silver. The flotation tailings are further processed to produce electrowon cathode and high-grade uranium oxide concentrates.

Power for the Olympic Dam operations is supplied via a 275 kV powerline from Port Augusta, transmitted by ElectraNet.

COPPER ZINC

Antamina

270 km north of Lima at an altitude of 4,300 m, Peru

A zoned porphry skarn deposit with central Cu-only ores and an outer band of Cu-Zn ore zone

Open-cut mine

The mine is accessible by a Company-maintained 115 km access road.

A 300 km pipeline transports the copper and zinc concentrates to the port of Huarmey.

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

The principal project facilities include a primary crusher, a nominal 70,000 tpd concentrator, copper and zinc flotation circuits and a bismuth/ moly cleaning circuit, a 300 km concentrate pipeline with single-stage pumping, and port facilities at Huarmey. The pipeline design throughput is 2.3 dry mtpa.

Power to the mine site is being supplied under long-term contracts with individual power producers through a 58 km 220 kV transmission line, which is connected to Peru’s national energy grid.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
SILVER, LEAD AND ZINC

Cannington

300 km southeast of Mt Isa, Queensland, Australia

A Broken Hill-type silver-lead-zinc sulphide deposit

Underground mine

The mine is accessible by public road and a Company-owned airstrip.

Product is transported 187 km by road to Yurbi, a Company-owned loading facility, where it is loaded on public rail and transported to a public port at which we lease a berth.

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

Development projects

Olympic Dam

Pre-feasibility study work on the proposed expansion of Olympic Dam is complete. The study has addressed production capacities, mining methods, processing (including smelting) options and supporting infrastructure requirements. Based on this work, a project configuration has been described in a draft Environmental Impact Statement (EIS) provided to the Federal, South Australian and Northern Territory governments which was publicly released on 1 May 2009. The proposed expansion would be a progressive development requiring construction activity over a period of 11 years to increase production to up to 750,000 tonnes per annum of copper, 19,000 tonnes per annum of uranium oxide and 800,000 ounces of gold. Government decisions on the draft EIS are expected by mid 2010. After that, the expansion project will depend on successfully completing all required feasibility studies and on BHP Billiton Board approval of the final investment case.

Escondida

Exploration of the Escondida lease and early drilling results suggest that there is extensive additional mineralisation in close proximity to existing infrastructure and processing facilities, including a new prospect known as Pampa Escondida. Further study will be required before we establish whether it can be economically extracted. Escondida is planning to invest an estimated US$198 million (US$114 million our share) in drilling, assaying and metallurgical test work in exploration across the mining lease over the next five years.

Antamina

Following extensive drilling completed during 2006 – 2007 and an updated resource model, Antamina increased its reserves estimate. We are currently considering production expansion alternatives.

Resolution Copper

We hold a 45 per cent interest in the Resolution Copper project in Arizona, which is operated by our partner, Rio Tinto, which owns the other 55 per cent. Resolution Copper is currently undertaking a pre-feasibility study into a substantial underground copper mine and processing facility. During fiscal year 2009, Resolution Copper began sinking the number 10 shaft, which will provide further access to the orebody and also serve as a ventilation shaft during operation.

2.2.5    Diamonds and Specialty Products Customer Sector Group

Our Diamonds and Specialty Products CSG operates our diamonds and titanium minerals businesses and the exploration and development of a potash business.

Diamonds

The cornerstone of our diamonds business is the EKATI diamond mine in the Northwest Territories of Canada, of which we own 80 per cent. EKATI has produced on average over three million carats per year of rough diamonds over the last three years. However, the grade of ore we process fluctuates from year to year, resulting in variations in carats produced. In addition, the proportion of our production consisting of high-value carats (larger and/or higher-quality stones) and low-value carats (smaller and/or lower-quality stones) will fluctuate from year to year. Production at EKATI continues to transition from predominantly open-cut to a mix of open-cut and underground mining. EKATI has development options for future open-cut and underground mines to extend the life of the operation. The mine life based on current reserves and rate of production is nine years.

Annual sales from EKATI (100 per cent terms) represent approximately two per cent of current world rough diamond supply by weight and approximately six per cent by value. We sell most of our rough diamonds to international diamond buyers through our Antwerp sales office. We also sell a smaller amount of our diamond production to two Canadian manufacturers based in the Northwest Territories.

Titanium minerals

Our principal interest in titanium minerals consists of our 50 per cent effective interest in Richards Bay Minerals (RBM). RBM is one of the largest and lowest-cost producers of titania slag, high-purity pig iron, rutile and zircon from mineral sands. Approximately 90 per cent of the titanium dioxide slag produced by RBM is suitable for the chloride process of titanium dioxide pigment manufacture and is sold internationally under a variety of short, medium and long-term contracts. The other 50 per cent of RBM is owned by Rio Tinto.

In December 2008, RBM announced an agreement had been reached for a 26 per cent Broad-Based Black Economic Empowerment (‘BBBEE’) transaction. The BBBEE Consortium includes investors, local communities and RBM employees. The transaction will become effective on receipt of the remaining regulatory approvals.

Potash

We believe that sound industry fundamentals, driven by rising demand for fertilisers, together with the resource attributes and capital-intensive nature of greenfield potash developments, make potash a suitable commodity for our portfolio.

In June 2006, we entered into a joint venture agreement with Anglo Potash Ltd, which gave us a 75 per cent interest in a large land position in Saskatchewan. BHP Billiton is the operator of the joint venture. In July of 2008 we acquired the remaining 25 per cent of our interest in the joint venture when we acquired our partner Anglo Potash Ltd. We now control 100 per cent of the land position.

Our permit positions for potash extend over 7,338 square kilometres of highly prospective exploration ground within Saskatchewan and Manitoba. We are currently studying development alternatives (see Development projects below).

Information on Diamonds and Specialty Products mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.14.2).

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
DIAMONDS

EKATI Diamond Mine

310 km northeast of Yellowknife, Northwest Territories, Canada

Eocene age kimberlite pipes-dominantly volcaniclastic infill

Fox is an open-cut mine and Panda and Koala are underground mines.

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

Current active mines include one open-cut (Fox) and two underground mines (Panda and Koala).

The processing plant consists of crushers, washers/scrubber and grinder and heavy media separator. The diamond recovery process makes use of magnetics and X-ray sorters.

All the electric power is generated by our Company-owned and operated diesel power station. In addition, there is storage for approximately 90 million litres of diesel fuel on-site.

TITANIUM MINERALS

Richards Bay Minerals

RBM has four beach sand dredge mines located 10 to 50 km north of Richards Bay, KwaZulu-Natal, South Africa

Quaternary age coastal dune deposits-heavy mineral sands concentrated by wave action and aeolian processes

	RBM comprises two legal entities, Tisand (Pty) Ltd and Richards Bay Iron and Titanium (Pty) Ltd. Our share is 51% and 49.45% respectively. The remaining 49% and 50.55% are held by Rio Tinto. The overall net	Richards Bay Minerals was formed in 1976 to mine and beneficiate the sands in the coastal dunes. The mining operations were expanded to five, with the last mine added in 2000. In 2006, this	Mining is conducted largely by sand dredge mining, with minor supplementary dry mining. Gravity separation is then utilised to produce a heavy mineral concentrate. This concentrate is then

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

The mines are accessible via public rail, road and port.

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

These leases are subject to the South African Mining Charter and an application has been lodged for a conversion to a New Order Mining Rights (see section 2.7, ‘Government regulations’).

was reduced to four, with the closure of one mining pond.

trucked to a central processing plant to produce the finished products, being rutile and zircon and the ilmenite for smelter feed.

The smelter processes the ilmenite to produce titanium dioxide slag, with a titanium dioxide of approximately 85% and high-purity iron.

The nominal titanium slag capacity is 1.06 mtpa.

The power for the operation is purchased from the South African grid.

Development projects

Potash

We are currently undertaking a pre-feasibility study for the Jansen project, a potentially substantial greenfield potash mine in the province of Saskatchewan, Canada. The Jansen project envisages the development of an underground mining operation, processing plant and associated infrastructure. Exploration work comprising drilling and 3D seismic program has been completed, we have selected the mine site location and we are finalising the optimised mine design.

The next priority areas that have been identified are Boulder and Young, also in the province of Saskatchewan, Canada. These projects are currently conducting concept studies.

Diamonds

We are working on pre-feasibility and concept studies for developments at EKATI. Because of the nature of the kimberlite pipes in which diamonds are found, individual pipes are relatively short-lived, so we are continually working on options to bring new pipes on-stream.

Corridor Sands

During the year, we completed a pre-feasibility study on the Corridor Sands titanium minerals project (90 per cent BHP Billiton) in the Gaza province of southern Mozambique. The study found inadequate value to justify further development of the project at this time.

2.2.6    Stainless Steel Materials Customer Sector Group

Our Stainless Steel Materials business is primarily a supplier of nickel to the stainless steel industry. Nickel is an important component of the most commonly used types of stainless steel. In addition, we supply nickel and cobalt to other markets, including the specialty alloy, foundry, chemicals, and refractory material industries. We are the world’s third-largest producer of nickel and we sell our nickel products under a mix of long-term, medium-term and spot contracts, with prices linked to the LME nickel price.

During FY2009, our nickel business comprised three sets of assets:

Nickel West

Nickel West is the name for our wholly-owned Western Australian nickel assets, which consist of an integrated system of mines, concentrators, a smelter and refinery, together with our Ravensthorpe nickel operation. We mine nickel-bearing sulphide ore at our Mt Keith, Leinster and Cliffs operations north of Kalgoorlie, Western Australia. We operate concentrator plants at Mt Keith and at Leinster, which also concentrates ore from Cliffs. Leinster and Mt Keith have reserve lives of six and 15 years respectively at current rates of production, and both have options for further expansion. Cliffs is a high-grade underground mine with an expected reserve life of four years. The extraction of ore at Cliffs commenced in FY2008.

We also operate the Kambalda concentrator south of Kalgoorlie, which processes ore and concentrate purchased from third parties.

We transport concentrate from Leinster, Mt Keith and Kambalda to our Kalgoorlie smelter, which processes it into nickel matte, containing approximately 68 per cent nickel. In FY2009, we exported approximately 31 per cent of our nickel matte production. We processed the remaining nickel matte at our Kwinana nickel refinery, which produces nickel metal in the form of LME grade briquettes and nickel powder, together with a range of saleable by-products. In June 2008, we announced that we brought forward a planned furnace rebuild at the Kalgoorlie smelter and that, as a consequence, the smelter was shut down and the Kwinana nickel refinery had a concurrent period of extended maintenance. The smelter furnace rebuild was completed after approximately three months. Production in FY2009 was 88,700 tonnes of contained nickel, approximately 9,400 tonnes lower than in FY2008 principally due to the aforementioned smelter furnace rebuild and concurrent maintenance at the Kwinana nickel refinery.

Our Ravensthorpe nickel operation was commissioned during FY2008. Ravensthorpe comprises a large open-cut laterite nickel mine and an enhanced pressure acid leach concentrator plant. The plant’s production, a mixed hydroxide precipitate (MHP) containing approximately 40 per cent nickel, was shipped to the expanded Yabulu refinery (see below) for refining into nickel metal. In January 2009, we announced the indefinite suspension of the Ravensthorpe operation due primarily to the marked decrease in the LME nickel price and the additional capital that would be required to complete ramp-up to and sustain production at projected operating levels.

The Ravensthorpe nickel operation is the subject of a future options study that is targeting completion during calendar year 2009. We are evaluating future options for this asset, which includes a potential divestment.

Yabulu

This wholly-owned nickel refinery in Queensland, Australia, began operations in 1974 to service the nearby nickel laterite Greenvale mine, which closed in 1993. Since then, it has continued to process laterite ores purchased from third party mines in New Caledonia, Indonesia and the Philippines. In FY2008, we completed a significant expansion of the refinery to give it the capacity to process MHP from Ravensthorpe. The expansion more than doubled the nickel production capacity of the plant to an estimated 76,000 tonnes per annum of contained nickel. Since the announcement to indefinitely suspend the Ravensthorpe operation in January 2009, Yabulu has reverted to processing ore only.

In July 2009, we announced the sale of the Yabulu nickel refinery, which was completed on 31 July 2009.

Cerro Matoso

Cerro Matoso, our 99.94 per cent owned nickel operation in Colombia, combines a lateritic nickel ore deposit with a low-cost ferronickel smelter. Cerro Matoso is the world’s second-largest producer of ferronickel and one of the lowest-cost producers of ferronickel. The smelter produces high-purity, low-carbon ferronickel granules. Production in FY2009 was 50,500 tonnes of contained nickel, approximately 8,700 tonnes higher than in FY2008 principally due to FY2008 production being affected by an industrial stoppage. Cerro Matoso has an estimated reserve life of 40 years, based on current production levels.

Information on Stainless Steel Materials mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.14.2).

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
NICKEL

Mt Keith

460 km north of Kalgoorlie, Western Australia, Australia

Disseminated textured magmatic nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows and intrusions

Open-cut mine

The mine is accessible by private road.

Nickel concentrate is transported by road to Leinster nickel operations from where it is dried and transported by public road and rail to Kalgoorlie smelter.

We own and operate the mine at Mt Keith.

We hold leases over the land from the Western Australian Government. The key leases have expiry dates between 2011 and 2029. Further renewals are at the government’s discretion.

The Mt Keith mine was officially commissioned in January 1995 by WMC. In June 2005, we gained control of Nickel West (Leinster, Mt Keith and Cliffs) as part of the acquisition of WMC.

Concentration plant with a capacity of 11.5 mtpa of ore.

Power at Mt Keith nickel operations is primarily derived from on-site third party gas-fired turbines. Gas for these turbines is sourced by us from the North West Shelf gas fields. The existing gas supply contract expires in 2013.

The gas is transported through the Goldfields Gas Pipeline, pursuant to an agreement with Southern Cross Pipeline Australia that expires in 2037.

Leinster

375 km north of Kalgoorlie in Western Australia, Australia

Steeply dipping disseminated and massive textured nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows and intrusions

We own and operate the mines at Leinster.

We hold leases over the land from the Western Australian Government. The key leases have expiry dates between 2019 and 2030. Further renewals are at the government’s discretion.

Production commenced in 1967. In June 2005, we gained control of Nickel West (Leinster, Mt Keith and Cliffs) as part of the acquisition of WMC.

Concentration plant with a capacity of 3 mtpa of ore.

Power at Leinster nickel operations is primarily derived from on-site third party gas-fired turbines. Gas for these turbines is sourced by us from the North West Shelf gas fields. The existing gas

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Open-cut and underground mines The mine is accessible by government-owned road and rail. Nickel concentrate is shipped by road and rail to the Kalgoorlie smelter.			supply contract expires in 2013. The gas is transported through the Goldfields Gas Pipeline, pursuant to an agreement with Southern Cross Pipeline Australia that expires in 2037.

Cliffs

430 km north of Kalgoorlie in Western Australia, Australia

Steeply dipping massive textured nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows

Underground mine

The mine is accessible by private road.

Nickel ore is transported by road to the Leinster nickel operations for further processing.

We own and operate the mine at Cliffs.

We hold leases over the land from the Western Australian Government. The key leases have expiry dates between 2025 and 2026. Further renewals are at the government’s discretion.

Production commenced in 2008. In June 2005, we gained control of Nickel West (Leinster, Mt Keith and Cliffs) as part of the acquisition of WMC.

Power at our Cliffs mining operations is primarily derived from Mt Keith’s on-site third party gas-fired turbines. Gas for these turbines is sourced by us from the North West Shelf gas fields. The existing gas supply contract expires in 2013.

The gas is transported through the Goldfields Gas Pipeline, pursuant to an agreement with Southern Cross Pipeline Australia that expires in 2037.

Ravensthorpe

155 km west of Esperance, Western Australia, Australia

Nickel-laterite mineralisation formed from residual weathering of metamorphosed ultramafic lava flows and associated intrusions

Open-cut mine

The mine is accessible by government-owned road.

We own and operated the mine at Ravensthorpe.

We hold 21-year leases over the land from the Western Australian Government. Expiry dates of the key leases range between 2019 and 2025. Further renewals are at the government’s discretion.

We announced approval of the Ravensthorpe Nickel Development Project in March 2004.

Ravensthorpe was officially opened in May 2008.

We announced indefinite suspension of the operation in January 2009.

We are evaluating future options for this asset, which includes a potential divestment.

Ravensthorpe’s processing plant has a capacity of up to 50,000 tpa of contained nickel and 1,400 tpa of cobalt.

Ravensthorpe is a fully integrated operation, able to provide its own power.

Ravensthorpe nickel operation uses the enhanced pressure acid leach (EPAL) process, which combines pressure acid leaching and atmospheric leaching to recover nickel and cobalt from laterite ores, producing MHP.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Cerro Matoso Montelibano, Córdoba, Colombia Nickel-laterite mineralisation formed from residual weathering of ophiolitic peridotite Open-cut mine The mine is accessible by public highway.

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

Process design capacity is 50,000 tpa of nickel in ferronickel form. Actual capacity depends on nickel grade from the mine.

Electricity is supplied from the national grid based on supply contracts negotiated for five-year periods. The existing electricity supply contract terminates in December 2010.

A pipeline supplies domestic natural gas for drier and kiln operation. The existing gas supply contract terminates in 2011.

Information on Stainless Steel Materials smelters, refineries and processing plants

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Kambalda nickel concentrator 56 km south of Kalgoorlie, Western Australia, Australia	We own and operate the Kambalda nickel concentrator and hold mineral leases over the land from the Western Australian government that expire in 2028. Further renewals are at the government’s discretion.	Mill and concentrator plant producing concentrate containing approximately 13% nickel.	The Kambalda concentrator has a capacity of approximately 1.6 mtpa of ore.

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Ore is sourced through tolling and concentrate purchase arrangements with third parties in the Kambalda region.

Power at the Kambalda concentrator is primarily derived from on-site third party gas-fired turbines. Gas for these turbines is sourced by us from the North West Shelf gas fields. The existing gas supply contract expires in
2013.

The gas is transported through the Goldfields Gas Pipeline, pursuant to an agreement with Southern Cross Pipeline Australia that expires in 2037.

Kalgoorlie nickel smelter Kalgoorlie, Western Australia, Australia	We own and operate the Kalgoorlie nickel smelter operation and hold freehold title over the property.	The flash smelting process produces matte containing approximately 68% nickel.

The Kalgoorlie smelter has a capacity of 110,000 tpa of nickel matte.

Power at the Kalgoorlie smelter is primarily derived from on-site third party gas-fired turbines. Gas for these turbines is sourced by us from the North West Shelf gas fields. The existing gas supply contract expires in 2013.

The gas is transported through the Goldfields Gas Pipeline, pursuant to an agreement with Southern Cross Pipeline Australia that expires in 2037.

Kwinana nickel refinery 30 km south of Perth, Western Australia, Australia	We own and operate the Kwinana nickel refinery operation and hold freehold title over the property.	The refinery uses the Sherritt-Gordon ammonia leach process to convert nickel matte from the Kalgoorlie nickel smelter into LME-grade nickel briquettes and nickel powder.	The Kwinana nickel refinery has a capacity of approximately 65,000 tpa of nickel metal. Power generated by Southern Cross Energy in the goldfields is distributed across Western Power’s

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
		The refinery also produces a number of intermediate products, including copper sulphide, cobalt-nickel sulphide and ammonium sulphate.	network for use at the Kwinana nickel refinery. The existing gas supply contract terminates in 2013.

Yabulu 25 km northwest of Townsville, Queensland, Australia

During FY2009, we owned and operated Yabulu and held freehold title over the refinery property.

In July 2009, we announced the sale of the Yabulu nickel refinery. The sale was completed on 31 July 2009.

		Yabulu consists of a laterite nickel refinery and cobalt refinery.	The Yabulu refinery has an annual production capacity of approximately 76,000 t of nickel and 3,200 t of cobalt.

Development projects

Cerro Matoso expansion options

Cerro Matoso has undertaken conceptual studies on options for expanding production, including a heap leaching operation. A completed feasibility study and Board approval would be required before any project based on these studies proceeds.

Mt Keith Talc co-processing

We have recently completed a feasibility study into upgrading the existing concentrator facilities at Mt Keith to enable it to process talcose ore to supplement the current ore supply. The general scope of this project is the installation of additional grinding and flotation equipment within the existing circuits at Mt Keith and the addition of a high magnesium oxide concentrate flotation circuit. If approved, this project will allow us to treat talcose ores, which make up approximately 15 per cent of the Mt Keith orebody, and which have previously not been able to be economically processed with the existing processing technology.

2.2.7    Iron Ore Customer Sector Group

Our Iron Ore CSG consists of our Western Australia Iron Ore (WAIO) business and a 50 per cent interest in the Samarco joint venture in Brazil.

Western Australia Iron Ore

WAIO’s operations involve a complex integrated system of seven mines and more than 1,000 kilometres of rail and port facilities, all located in the Pilbara region of northern Western Australia.

In response to increasing demand for iron ore, we have been expanding our WAIO operations. Since 2001, we have completed five expansion projects to increase our system production capacity from 69 million tonnes per annum to 129 million tonnes per annum (100 per cent basis). All of these projects have been completed on time and on budget. We now have two projects under construction to further increase system capacity to 205 million tonnes per annum (100 per cent basis). Additional projects now undergoing pre-feasibility or feasibility studies would, if approved and completed on schedule, increase system capacity to 300 million tonnes per annum by 2015 (100 per cent basis). Our share of FY2009 production was 106.1 million tonnes of ore.

Our Pilbara reserve base is relatively concentrated, allowing us to plan our development around a series of integrated ‘mining hubs’ joined to the orebodies by conveyors or spur lines. The mining hub approach enables us to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for a number of orebodies. Blending ore at the hub gives us greater flexibility to respond to changing customer requirements and changing properties in the ore being mined, as well as reducing the risk of port bottlenecks.

In conjunction with our capacity expansion, we have continued to explore and refine our understanding of existing tenements. Our proven ore reserves are high-grade, with average iron content ranging from 57.2 per cent at Yandi to 63.6 per cent at Mt Newman. The reserves lives of our mines at current production levels range from 13 years at Mt Goldsworthy (Area C) to 92 years at Jimblebar.

Most of our sales take place under long-term volume contracts with steel producers in Asia. Prices are generally set through annual negotiations. In the longer term, we are promoting a shift away from annually negotiated prices to a system based on transparent market-indexed prices.

Samarco

We are a 50-50 joint venture partner with Vale at the Samarco operations in Brazil. During the 2008 fiscal year, Samarco completed an expansion project consisting of a third pellet plant, a mine expansion, a new concentrator, port enhancements and a second slurry pipeline. Our share of production in FY2009 was approximately 8.3 million tonnes of ore. Samarco has a mine life of 39 years at current production rates.

During FY2009, market conditions required Samarco to operate its three pellet plants intermittently in response to decreased global demand for pellet production. Operations are continually monitored to ensure that utilisation of all pellet plants are optimised.

Information on Iron Ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.14.2).

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Mt Newman joint venture

Pilbara region, Western Australia, Australia

Mt Newman joint venture iron ore products are derived from bedded ore types. These are classified as per the host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra.

Open-cut mine

The mine is accessible by public road and Company-

We hold an 85% interest in the Mt Newman joint venture. The other 15% is held by Mitsui ITOCHU Iron (10%), ITOCHU Minerals and Energy of Australia (5%).

We are the operators of the Mt Whaleback orebody. Independent contractors operate the mining of orebodies 18, 23, 25, 29 and 30.

Mining lease under the Iron Ore (Mt Newman)

Production began at the Mt Whaleback orebody in 1969. Production continues to be sourced from the major Mt Whaleback orebody, complemented by production from orebodies 18, 23, 25, 29 and 30.

At Mt Whaleback, primary and secondary crushing plants (capacity of 30 mtpa); a heavy media beneficiation plant (capacity of 8 mtpa) and a train-loading facility.

At orebody 25, an additional primary and secondary crushing plant (capacity of 10 mtpa).

A crusher and train-loading facility at orebody 18.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
owned rail to the joint venture’s Nelson Point shipping facility at Port Hedland.	Agreement Act 1964, this expires in 2030 with the right to successive renewals of 21 years.		Power comes from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines under long-term contracts.

Yandi joint venture

Pilbara region, Western Australia, Australia

Yandi joint venture iron ore products are derived from bedded and channel ore types. Bedded ores are classified as per the host Proterozoic banded iron formation names, which for Yandi is Brockman and Channel Iron Deposits are Cainozoic fluvial sediments.

Open-cut mine

The mine is accessible by public road and Company-owned rail to the Finucane Island shipping facility and Nelson Point shipping facility at Port Hedland.

Our railway spur links Yandi mine to the Newman main line.

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

Jimblebar

Pilbara region, Western Australia, Australia

Jimblebar iron ore products are derived from bedded ore types. These are classified based on the host Archaean or Proterozoic banded iron formation names, which are Brockman and Marra Mamba.

Open-cut mine

The mine is accessible by public road and Company-owned rail to Port Hedland via a 32 km spur line

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

Primary and secondary crushing plant (capacity of 13.9 mtpa). Power comes from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines under long-term contracts.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
linking with the main Newman to Port Hedland railway.	Mining lease under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires in 2030 with the rights to successive renewals of 21 years.

Mt Goldsworthy joint venture

Pilbara region, Western Australia, Australia

Mt Goldsworthy joint venture iron ore products are derived from bedded ore types. These are classified as per the host Archaean or Proterozoic iron formation names, which are Brockman, Marra Mamba and Nimingarra.

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

Four mineral leases under the Iron Ore (Mt Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy—Nimingarra) Agreement Act 1972, which have expiry dates between 2014 and 2028 with rights to successive renewals of 21 years.

A number of smaller mining leases granted under the Mining Act 1978 in 2005.

Operations originally commenced at the Mt Goldsworthy project in 1966 and the Shay Gap mine in 1973. The original mine closed in 1982 and the associated Shay Gap mine closed in 1993. Mining at the Nimingarra mine ceased in 2007 and has since continued from the adjacent Yarrie area.

We opened Area C mine in 2003.

The primary crushers at Yarrie and Nimingarra, with a combined capacity of 8 mtpa, have been placed into care and maintenance. Yarrie is currently using mobile in-pit crushing plant at a rate of 2 mtpa.

An ore processing plant, primary crusher and overland conveyor are located at Area C with capacity of 42 mtpa.

Power for Yarrie and Nimingarra is sourced via overhead powerlines from the Port Hedland gas-fired powered station operated by Alinta Dewap under long-term contracts.

Area C sources its power from the Newman gas-fired power station also operated by Alinta Dewap under long-term contracts.

Samarco

Southeast Brazil

Samarco iron ore products are derived from Itabirites (metamorphic quartz-hematite rock) and friable hematite ores.

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

An expansion occurred in 1997 when a second pellet plant was built. In 2005, an optimisation project increased pellet

There are two 396 km iron ore slurry pipelines integrating the mining complex to pellet plants.

With the addition of the third pellet plant expansion, Samarco has the capacity to process and pump a total of 24 mtpa of ore concentrate and produce and ship approximately

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
beneficiation plant and a 396 km slurry pipeline transports pellet feed to the pellet plants on the coast. Iron pellets are exported via private port facilities.	complex according to an agreed plan.	feed and pellet production. The most recent expansion occurred in 2008 when a third pellet plant was built as well as a second pipeline. Current capacity, on a 100% basis, is 21.6 mtpa.

21.6 mtpa of pellets (100% basis).

Samarco holds interests in two hydro-electric power plants. These plants furnish approximately 19.2% of Samarco’s electricity requirements.

Samarco has signed two agreements expiring in 2014 to purchase remaining power needs from two local concessionaires that operate other hydro-electric power plants.

Development projects

Western Australia Iron Ore

Construction of Rapid Growth Project (RGP) 4 is continuing. This project was approved in March 2007 and is designed to deliver an additional 26 million tonnes per annum of capacity, bringing the total installed capacity of our WAIO operations to 155 million tonnes per annum (100 per cent share). The projected cost of RGP 4 is US$1,850 million.

The Board approved project expenditure of US$4.8 billion in November 2008 for RGP 5. The focus of this expansion project is to substantially double track the Newman mainline rail and construct two new shipping berths on the Finucane Island side of the Port Hedland harbour. RGP 5 is expected to increase the installed capacity of our WAIO operations by a further 50 million tonnes per annum to 205 million tonnes per annum (100 per cent share). The additional mine capacity will be predominantly at Yandi (40 million tonnes per annum) with the 10 million tonnes per annum balance coming from the Area C and Newman mines.

Western Australia Iron Ore—Rio Tinto Joint Venture

On 5 June 2009, we signed a non-binding agreement with Rio Tinto to form a 50-50 production joint venture combining the economic interests of both companies’ current and future iron ore assets in Western Australia. We are progressing the development of definitive agreements with Rio Tinto based on the announced agreed principles and intend to sign these documents as soon as practicable.

The joint venture offers a unique opportunity to capture substantial production and development synergies from the companies’ overlapping world-class resources. These synergies are anticipated to come from:

•	combining adjacent mines into single operations;

•	reducing costs through shorter rail hauls and more efficient allocations of port capacity;

•	blending opportunities which will maximise product recovery and provide further operating efficiencies;

•	optimising future growth opportunities through the development of consolidated, larger and more capital efficient expansion projects; and

•	combining the management, procurement and general overhead activities into a single entity.

The non-binding agreement provides, in addition to other matters, that:

•

the joint venture will operate as a cost centre and deliver iron ore to each company to market independently (except for 10 to 15 per cent of the joint venture volumes that will be sold on the spot market);

•	in order to equalise the value of the two economic interests, BHP Billiton will, subject to finalisation adjustments, invest US$5.8 billion at financial close; and

•	senior management of the entity will be determined jointly on the basis of the ‘best person for the job’ with broadly equal initial participation from BHP Billiton and Rio Tinto.

It is intended that BHP Billiton’s Iron Ore President, Ian Ashby, will be appointed as the initial Chief Executive Officer of the joint venture, while Sam Walsh, currently Rio Tinto’s Chief Executive Iron Ore will be appointed as initial Chairman of the non-executive owners’ council.

Formation of the joint venture is expected to be completed by mid-2010. Pre-conditions for formation of the joint venture include receipt of regulatory and relevant governmental clearances and approval from the shareholders of both Rio Tinto and BHP Billiton.

West Africa

We are currently carrying out exploration activities and concept studies in Guinea at our Nimba deposit to determine the economic viability, sustainability impacts and management implications of a potential mine development in this area. In addition, we are carrying out exploration activities on various exploration leases we hold in Liberia.

2.2.8    Manganese Customer Sector Group

Our Manganese operations produce a combination of ores, alloys and metal from sites in South Africa and Australia. We are the world’s largest producer of seaborne manganese ore and among the top three global producers of manganese alloy.

Manganese alloy is a key input into the steelmaking process. Our high-grade ore is particularly valuable to alloy producers because of the ‘value in use differential’ over low-grade ore, which is the degree to which high-grade ore is proportionately more efficient in the alloying process than low-grade ore.

Although our corporate strategy is to focus on upstream resources businesses, our low-cost alloy smelters have been significant contributors to our profit in recent years. In addition, they add value to the overall manganese business because they enable us to access markets with an optimal mix of ore and alloy, optimise production to best suit market conditions and give us insights into the performance of our ores in smelters.

Approximately 80 per cent of our ore production is sold directly to external customers and the remainder is used as feedstock in our alloy smelters.

We own and manage all of our manganese mining assets and alloy plants through a 60-40 joint venture with Anglo-American. The joint venture assets are Samancor Manganese, which owns Hotazel Manganese Mines (HMM) and Metalloys, both situated in South Africa and the Groote Eylandt Mining Company (GEMCO) and Tasmanian Electro Metallurgical Company (TEMCO) located in Australia. In July 2009, Samancor sold 26 per cent of HMM in a series of transactions designed to comply with South Africa’s Black Economic Empowerment requirements.

The joint venture also owns 51 per cent of the Manganese Metal Company, which operates a manganese metal plant in South Africa. Our manganese metal and alloy sales are principally to carbon steelmakers.

Mines:

•	Hotazel

HMM owns the Mamatwan open-cut mine and the Wessels underground mine. The ore contained in these mines requires only crushing and screening to create saleable product with no further upgrade steps required. These assets produced 2.1 million tonnes of ore during FY2009 and have opportunities for further expansion. In FY2009, production was reduced in response to lower demand as a result of the global economic slow down. At FY2008 production rates, Mamatwan and Wessels have reserve lives of 22 and 49 years.

•	GEMCO

As a result of its location near our own port facilities and its simple, open-cut mining operation, GEMCO is one of the lowest-cost manganese ore producers in the world. Simple operations combined with its high-grade of ore and relative proximity to Asian export markets make GEMCO unique among the world’s manganese mines. GEMCO produced over 3.5 million tonnes of ore in FY2008. In FY2009, production was reduced to 2.3 million tonnes in response to lower demand. At a production rate of four million dry tonnes per annum, it has a reserve life of 14 years. The GEMCO expansion project was completed in FY2009 and we are studying other expansion options (see Development projects below).

Alloy Plants:

•	Metalloys

The Samancor Manganese Metalloys alloy plant is one of the largest manganese alloy producers in the world. Due to its size and access to high-quality feedstock from our Hotazel operations, it is also one of the lowest-cost alloy producers. Metalloys produces high and medium-carbon ferromanganese and silicomanganese. In FY2009, production rates were curtailed due to the global economic slowdown and 301,000 tonnes of alloy were produced.

•	TEMCO

TEMCO is a medium-sized, captive producer of high-carbon ferromanganese, silicomanganese and sinter using ore shipped from GEMCO, primarily using hydroelectric power. Like Metalloys, production rates were reduced compared with FY2008 and 212,000 tonnes of alloy were produced.

Information on Manganese mining operations

The following table contains additional details of our mining operations. These tables should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.14.2).

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
Hotazel Manganese Mines Kalahari Basin, South Africa Mamatwan is an open-cut mine. The ore occurs in Proterozoic volcanogenetic	Hotazel Manganese Mines, a division of Samancor Manganese, is the owner of Mamatwan and Wessels. BHP Billiton is the operator of the mines.	Mamatwan was commissioned in 1964. Wessels was commissioned in 1973.	Mamatwan’s capacity is currently 3.5 mtpa of ore and sinter based on the current product mix at the mine. The beneficiation plant consists of primary,

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

sediments associated with banded iron formation hosted by the Hotazel Formation Wessels is an underground mine.

The mines are accessible by rail and public road. Most ore and sinter products are transported by government-owned rail. Approximately one third of the ore produced is beneficiated locally with the balance exported via Port Elizabeth and Durban.

To comply with the South African Mining Charter and scorecard, Samancor Manganese has entered into four transactions that have resulted in 26% Black Economic Empowerment ownership of Hotazel Manganese Mines. These transactions closed in July 2009.

secondary and tertiary crushing with associated screening plants. There is a dense medium separator and a sinter plant with a capacity of 1 mtpa of sinter.

Wessels has two loaders and four haulers with an annual capacity of approximately 1 mtpa of ore. The processing is a simple crushing and screening circuit consisting of primary and secondary crushing circuits with associated screening capacity.

The power source is the national utility company Eskom.

Groote Eylandt Mining Company Pty Ltd (GEMCO)

Groote Eylandt, Northern Territory, Australia

The ore occurs in partially supergene enriched stratiform Cretaceous sandstone—claystone associated type sedimentary orebodies

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

The beneficiation process consists of crushing, screening, washing and dense media separation with lump and fines products being produced. The existing capacity is 4.0 dry mtpa.

GEMCO owns and operates its own on-site diesel power generation facility.

Information on Manganese smelters, refineries and processing plants

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Manganese Metal Company (Pty) Ltd Nelspruit, South Africa	Samancor Manganese owns 51% of Manganese Metal Company. Delta Plc indirectly owns the remaining 49%. Manganese Metal Company holds freehold title over the property, plant and equipment.	A manganese production plant at Nelspruit processing and electrowinning of manganese ore into electrolytic manganese metal (via a selenium-free hydrometallurgical electroplating extraction process).	Manganese Metal Company has a capacity to produce 27,000 tpa of electrolytic manganese metal. The power source is from Eskom.

Metalloys Meyerton, South Africa	Metalloys is a division of Samancor Manganese. Samancor Manganese holds freehold title over the property, plant and equipment.	The manganese alloy plant uses eight electric arc furnaces to produce manganese alloys such as high-carbon ferromanganese and silicomanganese and an oxygen blast converter process producing refined (medium-carbon ferromanganese) alloy.

370,000 tpa of high-carbon ferromanganese (including hot metal), 120,000 tpa of silicomanganese and 82,000 tpa of medium-carbon ferromanganese in various fractions.

The power source is the national utility company Eskom plus 30 MW of internal power generated from waste heat.

Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO) Bell Bay, Tasmania, Australia	We own 60% of TEMCO. Anglo American owns the remaining 40%. TEMCO holds freehold title over the property, plant and equipment.	Four electric arc furnaces and a sinter plant produce ferroalloys, including high-carbon ferromanganese, silicomanganese and sinter.

Nominal capacity based on the 2008 product mix is 147,000 tpa of high-carbon ferromanganese, 115,000 tpa of silicomanganese and 341,000 tpa of sinter.

TEMCO sources its electrical power from Aurora Energy, the state-owned power distribution and retailing company. Power in Tasmania is principally generated from hydro stations, but supplemented with a 240 MW gas generation station. TEMCO also self-generates 11 MW for internal use from an on-site energy recovery unit.

Development projects

GEMCO expansion

The expansion of the GEMCO’s processing plant by an estimated one million tonnes per annum at a cost of US$93 million (BHP Billiton share) was completed in the FY2009. This project was delivered on time and under budget. We are undertaking a pre-feasibility study into further expansion options. The project commissioning is under way and will continue into the first quarter of FY2010.

Hotazel Manganese Mines

Two expansion projects in South Africa are expected to add one million tonnes per annum of capacity (100 per cent, or about 0.6 million tonnes per annum BHP Billiton share) for an estimated capital expenditure of US$55 million (BHP Billiton share).

2.2.9    Metallurgical Coal Customer Sector Group

Our Metallurgical Coal CSG is the world’s largest supplier of seaborne metallurgical coal. Metallurgical coal, along with iron ore and manganese, is a key input in the production of steel.

We have production assets in two major resource basins: the Bowen Basin in Central Queensland, Australia and the Illawarra region of New South Wales, Australia. We are currently reviewing options in relation to a significant basin at Maruwai on the Indonesian island of Borneo in the East Kalimantan province, where we ceased exploration and development works in June 2009.

Bowen Basin

In comparison with other coal producing regions, the Bowen Basin is extremely well positioned to supply the seaborne market because of:

•	its high-quality metallurgical coals, which are more efficient in blast furnace use

•	the relatively low cost of production because of its extensive near-surface deposits

•	its geographical proximity to Asian customers.

We have access to key infrastructure, including a modern, integrated electric rail network and our own coal loading terminal at Hay Point, Mackay. This infrastructure enables us to maximise throughput and blending products from multiple mines to optimise the value of our production and satisfy customer requirements.

Our Bowen Basin mines are owned through a series of joint ventures. We share 50-50 ownership with Mitsubishi Development Pty Ltd of BHP Billiton Mitsubishi Alliance (BMA), which operates the Goonyella Riverside, Peak Downs, Saraji, Norwich Park, Blackwater and Gregory Crinum mines, together with the Hay Point terminal. We own 80 per cent of the South Walker Creek and Poitrel mines, with Mitsui and Co. owning the other 20 per cent. All operations are managed by BMA. The reserve lives of the Bowen Basin mines at current production rates range from seven years to 66 years.

We export Bowen Basin metallurgical coal under long-term or annual volume contracts with prices negotiated yearly. Our customers are steel producers around the world, particularly in Asia and India.

Total attributable production in FY2009 was approximately 30.1 million tonnes, compared with 27.9 million tonnes in FY2008. Production in FY2008 was affected by two episodes of heavy rain and flooding.

Illawarra

We own and operate three underground coal mines in the Illawarra region of New South Wales, which supply metallurgical coal to the nearby BlueScope Port Kembla steelworks, and domestic and export markets under contracts with annually negotiated prices. Total production in FY2009 was approximately 6.3 million tonnes and the reserve lives of the Illawarra mines at current production rates range from five years to 14 years.

Production figures for both the Bowen Basin and Illawarra include some energy coal (less than 7 per cent and 11 per cent, respectively).

Information on Metallurgical Coal mining operations

The following table contains additional details of our mining operations. The tables should be read in conjunction with the production (see section 2.3.2) and reserves tables (see section 2.14.2).

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Central Queensland Coal Associates joint venture

Bowen Basin, Queensland, Australia

Produces a range of products from high-quality, low volatile hard coking coal with high vitrinite content, to medium volatile hard coking to weak coking coal, and some medium ash thermal coal. Seams currently mined are from the Moranbah Coal Measures and are comprised of layered fine to medium grade sedimentary units intermixed with coal.

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

BMA operates the mines.

Leases for the CQCA mines have expiry dates between 2009 and 2037 and are renewable for such further periods as the Queensland Government allows.

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

Broadmeadow, an underground mine developed on the Goonyella mining lease, commenced longwall operations in 2005.

All coal is beneficiated at on-site processing facilities, which have a combined capacity in excess of 53.5 mtpa. Power is sourced from the State of Queensland’s electricity grid.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Gregory joint venture

Bowen Basin, Queensland, Australia

Produces a high volatile, low ash hard coking coal, and a medium ash thermal coal. Mining is limited to the Lilyvale (German Creek) Seam, which grades to the Moranbah Coal Measures, primarily composed of layered fine to medium grained sedimentary units intermixed with coal.

Gregory is an open-cut mine. Crinum is a longwall underground mine.

The mines are accessible by public road. All coal is transported on government-owned railways to the port of Hay Point near Mackay (incorporating CQCA’s Hay Point Coal Terminal and the Dalrymple Bay Coal Terminal) and the port of Gladstone.

We own 50% of the Gregory joint venture. Mitsubishi owns the other 50%.

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

BHP Mitsui Coal Pty Limited

Bowen Basin, Queensland, Australia

Produces a range of coking coal, pulverised coal injection (PCI) coal, and thermal coal products with medium to high phosphorus and ash properties. The Rangal Coal Measures are the main economic stratum and are comprised of layered sedimentary formations.

South Walker Creek and Poitrel are open-cut mines.

We own 80% of BHP Mitsui Coal Pty Limited. Mitsui and Co owns the other 20%.

BMA manages the mines, which are operated through independent contractors.

Leases have expiry dates between 2010 and 2020, and are renewable for such further periods as the Queensland Government allows.

BHP Mitsui Coal Pty Limited holds additional undeveloped leases in the Bowen Basin.

South Walker Creek became operational in 1996, producing PCI product and minor quantities of thermal coal.

Construction for the Poitrel mine commenced in early 2006 and first coal was produced in October 2006.

South Walker Creek coal is beneficiated at on-site processing facilities with a capacity to produce 3.5 mtpa of coal.

Poitrel mine has a joint venture agreement (Red Mountain Joint Venture) with the adjacent Millennium Coal mine to share coal processing and rail loading facilities. Poitrel has access to 3.0 mtpa capacity from the processing facilities.

Power is sourced from the State of Queensland’s electricity grid.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
The mines are accessible by public road. All coal is transported on government-owned railways to the port of Hay Point near Mackay (incorporating CQCA’s Hay Point Coal Terminal and the Dalrymple Bay Coal Terminal).

Illawarra Coal

Illawarra, New South Wales, Australia

Produces premium quality hard coking coal and some thermal coal from the Wongawilli and Bulli seams contained in layered sedimentary formations.

Dendrobium, Appin and West Cliff are all underground mines.

All the mines are accessible by public road. All coal is transported by road or on government-owned railways to our major customer, BlueScope Steel’s Port Kembla steelworks, or to Port Kembla for export.

	We are owner and operator of the Illawarra Coal mines. Leases have expiry dates between 2010 and 2026, with renewal rights under the NSW Mining Act 1992 for periods of 21 years.	Appin commenced in 1962 with longwall mining starting in 1969. West Cliff was commissioned in 1976. Dendrobium Mine opened in 2005.	Coal is beneficiated at two processing facilities with a capacity to produce approximately 8.0 mtpa. Power is sourced from the State of New South Wales’ electricity grid.

Development projects

Maruwai (Lampunut, Indonesia)

In June 2009, we announced our intention not to proceed with the Haju trial mine as it was determined that the project was not a sufficient fit with the Company’s long-term investment strategy. Work on the Lampunut feasibility study has also ceased while other activities are under review. Further evaluation of our remaining interests is under way to determine the best future commercial options.

Bowen Basin Expansions

BMA is currently investigating a number of brownfield and greenfield expansion options in the Bowen Basin, including:

•	Daunia Coal Mine (greenfield project)

•	Caval Ridge Mine (greenfield project)

•	Goonyella Riverside Mine Expansion (brownfield project).

Daunia, located to the east of the Poitrel mine, has been designed with capacity to produce four million tonnes per annum, and the production capacity of Caval Ridge, located to the north of the Peak Downs mine, would be up to 5.5 million tonnes per annum (100 per cent, or 2.75 million tonnes per annum BHP Billiton share) in addition to potential expansion of Peak Downs mine of 2.5 million tonnes per annum (100 per cent, or 1.25 million tonnes per annum BHP Billiton share). Both developments would include coal handling preparation plants. We are assessing the optimal time to advance these projects and we are continuing to progress the statutory and owner approvals for our growth projects.

In September 2008, BMA acquired the New Saraji exploration project from New Hope for approximately US$1 billion (BHP Billiton share). This project is located to the east of the Saraji mine and is now known as Saraji East.

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

We generally make our domestic sales under long-term fixed-price contracts with power stations that are located in close proximity to the mine. We make export sales to power generators and some industrial users in Asia, Europe and the United States, usually under contracts for delivery of a fixed volume of coal. Pricing is either index-linked, or fixed, in which case we use financial instruments to swap our fixed-price exposure for exposure to market indexed prices.

We recognise that the need to control carbon dioxide emissions has substantial implications for the use of thermal coal as an energy source. Our Company has committed to invest US$300 million over the five years from June 2007 to support the research, development and demonstration of low-emissions technologies, including ‘clean coal’ and carbon sequestration technologies. We have also developed the capacity to offer our export customers emissions credits in conjunction with their coal purchases.

We operate three sets of assets: a group of mines and associated infrastructure collectively known as BHP Billiton Energy Coal South Africa (BECSA); our New Mexico Coal operations in the United States; and our Hunter Valley Energy Coal operations in New South Wales, Australia. We also own a one-third share of the Cerrejón Coal Company, which operates a coal mine in Colombia.

BHP Billiton Energy Coal South Africa

BECSA operates three coal mines in the Witbank region of Mpumalanga province of South Africa, which produced a total of approximately 31.7 million tonnes in FY2009. We have two major mine expansion projects under way in South Africa (see Development projects below). In FY2009, BECSA sold approximately 73 per cent of its production to Eskom, the government-owned electricity utility in South Africa, and exported the rest via the Richards Bay Coal Terminal, in which we own a 24 per cent share. The reserve lives of the BECSA mines at current production rates range from 12 to 22 years.

New Mexico Coal

We own and operate the Navajo mine, located on Navajo land in New Mexico, and the nearby San Juan mine. Each of these mines transports its production directly to a nearby power station. The reserve lives of Navajo and San Juan at current production rates are 22 and 11 years, respectively. We are considering expansion options at Navajo (see Development projects below).

Hunter Valley Energy Coal

Our Hunter Valley operating asset is the Mt Arthur open-cut coal mine, which produced approximately 11.8 million tonnes in FY2009 and has a reserve life at current production rates of 51 years. We also have projects in execution and pre-feasibility that if completed, will form part of the Hunter Valley Energy Coal portfolio (see Development projects below). In FY2009, we delivered approximately one-quarter of Mt Arthur’s production to a local power station and exported the rest via the port of Newcastle.

Cerrejón Coal Company

Cerrejón Coal Company owns and operates the largest open-cut export coal mine in the world in La Guajira province of Colombia, together with integrated rail and port facilities through which the majority of production is exported. In FY2008, Cerrejón completed an expansion that increased capacity to 32 million tonnes per annum (100 per cent terms). At Cerrejón’s current rate of production, Cerrejón has a reserve life of 23 years.

Information on Energy Coal mining operations

The following table contains additional details of our mining operations. The tables should be read in conjunction with the production (see section 2.3.2) and reserves tables (see section 2.14.2).

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
SOUTH AFRICA

Khutala

100 km east of Johannesburg, Gauteng Province, South Africa

Produces a medium rank bituminous thermal coal (non-coking)

Combination of open-cut and underground mines. The mine is accessible by public roads.

Domestic coal is transported via overland conveyor to the Kendal Power Station.

We own and operate the mine at Khutala.

BECSA is the holder of an Old Order Mining Right.

An application for conversion to a New Order Mining Right, submitted in 2004, is still being processed (see government regulations, section 2.7).

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

Power is supplied by Eskom under long-term contracts.

Douglas/Middelburg

20 km southeast of Witbank, Mpumalanga Province, South Africa

Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the European or Asian export market

Open-cut mine

We own 84% of the Middelburg mine in a joint venture. The remaining 16% is owned by Xstrata Plc through Tavistock Collieries Plc (Tavistock).

We are the operator of the mine.

BECSA and Tavistock are the joint holders of

Middelburg mine was commissioned in 1982. Middelburg Mine Services (MMS) and Duvha Opencast became one operation in FY1996.

Beneficiation facilities consist of the following: tips and crushing plants, two export wash plants, a middlings wash plant and a de-stone plant. The overall capacity is 30 mtpa.

Power is supplied by Eskom under long-term contracts.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
The mine is accessible by public roads. Export coal is transported to RBCT by rail, while the domestic coal is transported via conveyor belt to the nearby Duvha Power Station.

three Old Order Mining Rights in the joint venture ratio (84:16) and BECSA is the 100% holder of a fourth Old Order Mining Right. All four Old Order Rights were lodged for conversion in December 2008. BECSA and Tavistock have amended their joint venture agreement such that, upon conversion of the four Old Order Mining Rights, the mining area will be divided into an area wholly-owned and operated by Tavistock and an area wholly-owned and operated by BECSA as the new Middelburg mine.

A number of regulatory approvals are being sought to give effect to this restructure.

Klipspruit

30 km west of Witbank, Mpumalanga Province, South Africa

Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the European or Asian export market

Open-cut mine

Access to the mine is via public roads.

Export coal is transported to RBCT via Spoornet (a government business enterprise) railway.

We own and operate the mine at Klipspruit.

BECSA is the holder of an Old Order Mining Right. An application for conversion to a New Order Mining Right was submitted in 2004 and is still being processed (see government regulations, section 2.7).

The project was approved by the Mpumalanga Department of Agriculture, Conservation and Environment in 2003. An initial mini-pit was started in August 2003 as a truck and shovel contractor operation.

During 2009 the beneficiation facilities consisted of a tip and crushing plant, as well as an export wash plant 32 km from the mine. The overall capacity was 4.8 mtpa.

These facilities were closed in early August 2009 and product diverted to the new Phola Plant that is currently being commissioned (see Development projects below).

Power is supplied by Eskom under long-term contracts.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
AUSTRALIA

Mt Arthur Coal

Approximately 125 km from Newcastle, New South Wales, Australia

Produces a medium rank bituminous thermal coal (non-coking)

Open-cut mine

The mine is accessible by public road.

Domestic coal is transported by an overland conveyor to Bayswater Power Station.

Export coal is transported by a combination of private and public rail, approximately 125 km to the port of Newcastle.

	We own and operate the mine at Mt Arthur. We hold various mining leases and licences that expire between March 2010 and April 2028.	Coal production from the Mt Arthur area commenced in 2002.

Main beneficiation facilities include coal handling, preparation and washing plants with a total capacity of 9.8 mtpa. Washery by-pass coal is also sold.

Power is supplied by local energy providers, from the eastern Australia power grid.

AMERICA

BHP Navajo Coal Company

30 km southwest of Farmington, New Mexico, US

Produces a medium rank bituminous thermal coal. (non-coking suitable for the domestic market only)

Open-cut mine

Navajo mine is accessible by public roads located on the Navajo Nation Indian Reservation. We transport all coal 25 km from the production areas via our dedicated railroad to the Four Corners Power Plant (FCPP).

	We own and operate the mine. The mine is subject to a long-term lease from the Navajo Nation. The lease continues for as long as coal can be economically produced and sold in paying quantities.	The mine has been in operation since 1963, and coal sales are contracted to July 2016.

The mine has the capacity to produce and process 7.7 mtpa. Mined coal is sized and blended to contract specifications using stackers and reclaimers with no further beneficiation.

Power is supplied from FCPP.

San Juan/La Plata Mines 25 km west of Farmington, New Mexico, US Produces a medium rank bituminous thermal coal. (non-coking suitable for the domestic market only)	We own and operate the mines. We hold mining leases from federal and state governments. The leases have five-year terms that are automatically	The San Juan mine began operating in 1974 as a surface mine. In October 2000, we approved the development of the San Juan underground mine to replace production	The mine has the capacity to produce 6.4 mtpa of coal. Mined coal is sized and blended to contract specifications using stockpiles with no further beneficiation.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
The San Juan mine is accessible by public roads. Transport of coal to the San Juan Generating Station is by truck and conveyor belt.	extendable upon meeting minimum production criteria.	from the existing San Juan and La Plata surface mines. Coal sales are contracted to December 2017.	The La Plata Mine reclamation was completed in November 2008.

COLOMBIA

Cerrejón Coal Company

Maicao, La Guajira state, Colombia

Produces a medium rank bituminous thermal coal (non-coking, suitable for the export market)

Open-cut mine

The export facility is 150 km northeast of the mine on the Caribbean coast at Puerto Bolivar and is connected to the mine by a single-track railway. Access to the mine is via public roads and by charter aircraft to the mine’s airstrip.

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

Development projects

Klipspruit

We are expanding the production capacity of BECSA’s Klipspruit mine by approximately 1.8 million tonnes per annum (export coal) and 2.1 million tonnes per annum (domestic coal). The project also involves the construction of a 16 million tonnes per annum coal processing plant on Klipspruit land as a 50-50 joint venture with Anglo Coal, which is constructing the Phola Coal Plant. First coal was produced in July 2009. Our share of the cost of the project is approximately US$450 million. We expect the expanded mine to have a reserve life of approximately 12 years.

Douglas-Middelburg Optimisation Project

This project involves works to optimise the development of existing reserves across the Douglas and Middelburg collieries, the development of additional mining areas and the construction of a new 14 million tonnes per annum coal processing plant, which will replace the less efficient existing plant at Douglas. The work will enable us to maintain energy coal exports from the combined Douglas and Middelburg colliery at around current levels (approximately 10 million tonnes per annum) while also fulfilling our domestic contractual commitments. The expected capital investment is US$975 million and the new plant is scheduled to receive its first coal in mid CY2010.

Navajo South

We are undertaking a feasibility study on a project called the Navajo Mine Extension project, which would expand the Navajo mine to supply a proposed new power station to be built immediately adjacent to the mine with up to 5.7 million tonnes per annum. The project schedule is tied to the approval process for the power station. The final air permit for the proposed power plant was issued by the United States Environmental Protection Agency on 31 July 2008. In April 2009, the US EPA filed a request with the Environmental Appeals Board to have the air permit remanded for further review. There has been no decision on this request to date. The timing of the Navajo Mine Extension Project will be dependent on the satisfactory resolution of the air permitting process.

Mt Arthur open-cut expansion

On 24 July 2009, we announced the Mt Arthur Coal (MAC) mine expansion, which is designed to increase production of saleable thermal coal from 11.5 million tonnes per annum to approximately 15 million tonnes per annum. Known as the MAC 20 Project, it is expected to commence operation in the first half of CY2011 at an estimated capital investment of US$260 million.

Newcastle Third Export Coal Terminal

We are a 35.5 per cent shareholder in a joint venture company that is constructing a new 30 million tonnes per annum export coal loading facility to supplement existing public facilities in the port of Newcastle. Our share of the construction cost is estimated at US$390 million. The first ship loading of coal is scheduled for CY2010.

2.3    Production

2.3.1    Petroleum

The table below details our Petroleum CSG’s historical net crude oil and condensate, natural gas and natural gas liquids production, primarily by asset, for each of the three years ended 30 June 2009, 2008 and 2007. We have shown volumes of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP Billiton Group share of production Year ended 30 June
	2009	2008	2007
Petroleum
Crude oil and condensate (’000 of barrels)
Bass Strait	13,443	12,843	14,231
North West Shelf (1)	8,877	9,090	10,765
Stybarrow (2)	9,477	7,523	—
Atlantis (3)	10,333	7,406	—
Shenzi (4)	3,023	548	—
Liverpool Bay & Bruce/Keith	3,122	3,640	4,656
ROD & Ohanet	7,356	6,722	7,591
Other—Australia/Asia (5)	1,066	1,254	1,365
Other—Americas (6)	9,631	8,418	6,560

Total crude oil and condensate	66,328	57,444	45,168

Natural gas (billion cubic feet)
Bass Strait (7)	108.20	123.93	114.50
North West Shelf (1)(7)	123.40	108.49	105.49
Atlantis (3)	5.68	3.73	—
Shenzi (4)	0.77	0.14	—
Liverpool Bay & Bruce/Keith	34.27	45.21	53.27
Other—Australia/Asia (5)	85.02	78.47	74.83
Other—Americas (6)	7.52	8.05	8.73

Total natural gas	364.86	368.02	356.82

Natural Gas Liquids (’000 of barrels) (7)
Bass Strait	6,358	7,755	7,756
North West Shelf (1)	1,619	1,498	1,689
Liverpool Bay & Bruce/Keith	258	426	563
ROD & Ohanet	1,813	1,045	1,514

Total NGL	10,048	10,724	11,522

Total petroleum products production (million barrels of oil equivalent) (8)	137.19	129.50	116.19

Average sales price
Oil and condensate (US$ per barrel)	66.18	96.27	63.87
Natural gas (US$ per thousand cubic feet)	3.68	3.87	3.19

Average production cost (9)
US$ per barrel of oil equivalent	5.50	4.92	4.76

(1)	North West Shelf LNG Train 5 was commissioned during the September 2008 quarter. North West Shelf Angel was commissioned during the December 2008 quarter.

(2)	The Stybarrow operation was commissioned during the December 2007 quarter.

(3)	The Atlantis operation was commissioned during the December 2007 quarter. Atlantis North achieved first production on 5 June 2009.

(4)	The Genghis Khan operation was commissioned during the December 2007 quarter and is reported in Shenzi. The Shenzi operation was commissioned during the March 2009 quarter.

(5)	Other Australia/Asia includes Griffin and Minerva. Griffin will cease production in October 2009.

(6)	Other Americas includes Neptune, Mad Dog, West Cameron 76, Mustang, Genesis and Starlifter. The Neptune operation was commissioned during the September 2008 quarter.

(7)	LPG and Ethane are reported as Natural Gas Liquids (NGL). Product-specific conversions are made and NGL is reported in boe.

(8)	Total boe conversion is based on the following: 6,000 scf of natural gas equals 1 boe.

(9)	Average production costs include direct and indirect costs relating to the production of hydrocarbons and the foreign exchange effect of translating local currency denominated costs into US dollars but excludes all taxes.

2.3.2    Minerals

The table below details our mineral and derivative product production for all CSGs except Petroleum for the three years ended 30 June 2009, 2008 and 2007. Production shows our share unless otherwise stated.

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2009	2008	2007
Aluminium
Alumina
Production (’000 tonnes)
Worsley, Australia	86	2,924	3,035	2,956
Paranam, Suriname	45	935	983	978
Alumar, Brazil	36	537	536	526

Total alumina		4,396	4,554	4,460

Aluminium
Production (’000 tonnes)
Hillside, RSA	100	702	695	704
Bayside, RSA	100	99	168	194
Alumar, Brazil	40	177	178	177
Mozal, Mozambique	47	255	257	265

Total aluminium		1,233	1,298	1,340

Base Metals (1)
Copper
Payable metal in concentrate (’000 tonnes)
Escondida, Chile	57.5	417.6	679.5	638.9
Antamina, Peru	33.8	109.0	111.7	113.7
Pinto Valley, US (2)	100	33.3	26.8	—

Total copper concentrate		559.9	818.0	752.6

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2009	2008	2007
Cathode (’000 tonnes)
Escondida, Chile	57.5	172.1	131.6	126.1
Cerro Colorado, Chile	100	102.1	106.4	105.8
Spence, Chile	100	172.7	142.7	75.5
Pinto Valley, US (2)	100	6.2	6.9	7.6
Olympic Dam, Australia	100	194.1	169.9	182.5

Total copper cathode		647.2	557.5	497.5

Total copper concentrate and cathode		1,207.1	1,375.5	1,250.1

Lead
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100	226.8	251.5	210.8
Antamina, Peru	33.8	3.3	1.6	1.5

Total lead		230.1	253.1	212.3

Zinc
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100	54.8	61.0	45.7
Antamina, Peru	33.8	108.4	83.5	73.0

Total zinc		163.2	144.5	118.7

Gold
Payable metal in concentrate (’000 ounces)
Escondida, Chile	57.5	67.3	79.7	84.4
Olympic Dam, Australia (refined gold)	100	108.0	80.5	91.7
Pinto Valley, US (2)	100	0.9	1.3	—

Total gold		176.2	161.5	176.1

Silver
Payable metal in concentrate (’000 ounces)
Escondida, Chile	57.5	2,765	3,604	3,514
Antamina, Peru	33.8	4,090	3,505	3,132
Cannington, Australia	100	33,367	35,485	29,105
Olympic Dam, Australia (refined silver)	100	937	780	814
Pinto Valley, US (2)	100	182	113	—

Total silver		41,341	43,487	36,565

Uranium oxide
Payable metal in concentrate (tonnes)
Olympic Dam, Australia	100	4,007	4,144	3,486

Total uranium oxide		4,007	4,144	3,486

Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru	33.8	1,363	2,542	2,268
Pinto Valley, US (2)	100	159	—	—

Total molybdenum		1,522	2,542	2,268

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2009	2008	2007
Diamonds and Specialty Products
Diamonds
Production (’000 carats)
EKATI, Canada	80	3,221	3,349	3,224

Total diamonds		3,221	3,349	3,224

Titanium minerals (3)
Production (’000 tonnes)
Titanium slag
Richards Bay Minerals, RSA	50	490	480	465
Rutile
Richards Bay Minerals, RSA	50	44	43	35
Zircon
Richards Bay Minerals, RSA	50	120	120	120

Total titanium minerals		654	643	620

Phosphates
Production (’000 tonnes)
Southern Cross Fertiliser (formerly Queensland Fertilizer) (4)(5)	100	—	—	84.3

Total phosphates		—	—	84.3

Stainless Steel Materials
Nickel
Production (’000 tonnes)
Cerro Matoso, Colombia	99.9	50.5	41.8	51.0
Yabulu, Australia (6)	100	33.9	28.0	32.1
Nickel West, Australia	100	88.7	98.1	104.1

Total nickel		173.1	167.9	187.2

Cobalt
Production (’000 tonnes)
Yabulu, Australia (6)	100	1.4	1.7	1.7

Total cobalt		1.4	1.7	1.7

Iron Ore (7)
Production (’000 tonnes)
Mt Newman, Australia	85	26,437	30,330	29,306
Mt Goldsworthy, Australia	85	1,416	941	1,227
Mt Goldsworthy, Area C joint venture, Australia	85	35,513	27,130	20,086
Yandi, Australia	85	37,818	40,276	35,548
Jimblebar, Australia	85	4,913	5,119	5,457
Samarco, Brazil	50	8,318	8,464	7,800

Total iron ore		114,415	112,260	99,424

Manganese
Manganese ores
Saleable production (’000 tonnes)
Hotazel, South Africa (8)	60	2,191	3,040	2,570
GEMCO, Australia (8)	60	2,284	3,535	3,439

Total manganese ores		4,475	6,575	6,009

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2009	2008	2007
Manganese alloys
Saleable production (’000 tonnes)
South Africa (8)(9)	60	301	513	493
Australia (8)	60	212	262	239

Total manganese alloys		513	775	732

Metallurgical Coal (10)
Production (’000 tonnes)
Blackwater		5,382	5,632	6,138
Goonyella		6,685	6,037	7,352
Peak Downs		4,390	4,094	4,484
Saraji		3,505	2,896	3,397
Norwich Park		1,984	2,026	2,850
Gregory Joint Venture		2,762	2,110	2,462

Total BMA, Australia	50	24,708	22,795	26,683

South Walker Creek		2,978	2,862	3,422
Poitrel		2,457	2,271	1,438

Total BHP Mitsui Coal, Australia (11)	80	5,435	5,133	4,860

Illawarra, Australia	100	6,273	7,265	6,886

Total metallurgical coal		36,416	35,193	38,429

Energy Coal
Production (’000 tonnes)
Navajo	100	8,363	7,533	8,174
San Juan	100	5,773	6,119	6,906

Total New Mexico		14,136	13,652	15,080

Middelburg	84	11,853	12,113	13,513
Douglas	84	3,184	4,890	5,218
Khutala	100	12,700	13,327	13,526
Klipspruit	100	3,964	3,440	3,223
Optimum	—	—	11,302	11,304
Koornfontein	—	—	—	4,858

Total BECSA (12)		31,701	45,072	51,642

Mt Arthur Coal, Australia	100	11,775	11,776	10,897
Cerrejón Coal Company, Colombia	33.3	10,594	10,368	9,406

Total energy coal		68,206	80,868	87,025

(1)	Metal production is reported on the basis of payable metal.

(2)	The Pinto Valley operations were restarted during the December 2007 quarter. During February 2009, the sulphide mining and milling operations were placed in care and maintenance.

(3)	Data was sourced from the TZ Minerals International Pty Ltd Mineral Sands Annual Review 2009 and amounts represent production for the preceding year ended 31 December.

(4)	We sold Southern Cross Fertiliser (formerly Queensland Fertilizer) in FY2007.

(5)	Includes di-ammonium phosphate and mono-ammonium phosphate.

(6)	The Yabulu operation was sold effective 31 July 2009.

(7)	Iron ore production is reported on a wet tonnes basis with the exception of Samarco, being reported in dry (pellet) tonnes.

(8)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 60 per cent.

(9)	Production includes Medium Carbon Ferro Manganese.

(10)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(11)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 80 per cent.

(12)	FY2008 includes 11.3 million tonnes of production from our South African Optimum operation (3.96 million tonnes export and 7.3 million tonnes domestic). Earnings on these tonnes were excluded as the entitlement to those earnings was vested with the purchaser effective from 1 July 2007.

2.4    Marketing

Our customer-centric marketing activities are centralised in Singapore, The Hague and Antwerp. The focus of the Singapore office is on the Asian energy market, base metals, stainless steel materials and carbon steelmaking raw materials. The emphasis in The Hague office is on aluminium, petroleum, energy marketing and freight. Our Antwerp office serves our diamonds customers around the world.

These three marketing offices incorporate all the functions required to manage product marketing and distribution—from the point of production to final customer delivery. In addition, specialised marketers are located in 20 regional offices around the globe. Our product offering is enhanced by our logistics capability and expertise in trading and transaction structuring.

Energy Marketing

Energy Marketing has the responsibility of coordinating our marketing activities in the energy commodity markets, namely energy coal, European gas, emissions credits and electricity. This group is based in The Hague.

Energy Marketing is currently active in purchasing and selling third party gas and emissions credits in Europe. Small volumes of third party electricity in the UK have been purchased and sold, an activity which will not be continued in the future. Where required, Energy Marketing also buys or sells pipeline capacity to transport gas onto the UK gas grid. Most products are transacted over the counter and are principal-to-principal transactions in the wholesale market.

Freight

We have a centralised ocean freight business that manages our in-house freight requirements. The primary purpose of the freight business is to create competitive advantage for internal shipments through the procurement and operation of quality, cost-effective shipping. It also aims to contribute to our profitability by trading in the freight market and carrying complementary external cargoes.

The freight business primarily participates in the dry bulk sector handling approximately 120 million tonnes of cargo per year. This makes the Group one of the world’s largest users of dry bulk shipping. At any one time, we have approximately 120 ships employed. The majority of these vessels are chartered under commercial terms but we hold equity interests in a small number of vessels. External freight revenue was US$1.03 billion for FY2009.

In addition to its freight management and trading activities, the freight business incorporates a skill base to manage its marine risk and provide technical support. It holds a number of marine-related investments, including a shareholding in shipping risk manager ‘Rightships’ of Melbourne.

2.5    Minerals exploration

Our exploration program is integral to our growth strategy and is focused on identifying and capturing new world-class projects for future development or projects that add significant value to existing operations. Targets for exploration are generally large low-cost mining projects in a range of minerals, including diamonds, copper, nickel, bauxite, iron ore, manganese, coal and potash. The process of discovery runs from early-stage mapping through to drilling and evaluation. The program is global and prioritises targets based on our assessment of the relative attractiveness of each mineral.

We continue to pursue opportunities and build our position in prospective countries, including exploring for diamonds in Canada and copper in Zambia, Kazakhstan and Chile. In nickel, we have an exploration program focused on finding new nickel sulphide deposits to sustain and grow our existing operations in Western Australia. In the bulk commodities, activities are focused on a smaller number of highly prospective terrains in Australia and Africa.

Our exploration activities are organised from five principal offices in Singapore, Perth (Australia), Johannesburg (South Africa), Moscow (Russia) and Santiago (Chile).

In addition to our activities focused on finding new world-class deposits, several of our CSGs undertake exploration, principally aimed at delineating and categorising mineral deposits near existing operations, and advancing projects through the development pipeline.

In FY2009, we spent US$695 million on minerals exploration. Of this, US$134 million was spent on greenfield exploration, US$561 million was spent on brownfield exploration and advanced projects.

2.6    Resource and Business Optimisation

Resource and Business Optimisation (RBO) is a group of approximately 45 professionals that is responsible for leading a range of internal processes that promote Group-wide excellence in developing, managing and optimising our mineral resources. The group’s professionals include experts in resource governance, reserve estimation, mine planning, brownfields exploration, geometallurgy, mineral processing, maintenance processes and resource research and development.

Our Group-wide procedures provide for RBO involvement at significant stages of the asset acquisition and development processes, including resource evaluation and mine planning. RBO is responsible for overseeing Group-wide short-term and long-term business planning processes at our operating assets, designed to drive optimal value recovery from our mineral and petroleum resources.

RBO is also the governance function responsible for setting minimum standards and verifying compliance in resource and reserve estimation for our internal and external ore reserve reporting.

2.7    Government regulations

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

Governments also impose obligations on us in respect of environmental protection, land rehabilitation, occupational health and safety, and native land title with which we must comply in order to continue to enjoy the right to conduct our operations within that jurisdiction. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our operations, to ensure the safety of our employees and contractors and the like. For further information on these types of obligations, refer to section 2.8 and 2.9 of this Report.

Of particular note are the following regulatory regimes:

2.7.1    South African Mining Charter and Black Economic Empowerment

In 2003, the government released a strategy for broad-based black economic empowerment (BBBEE) that defined empowerment as ‘an integrated and coherent socio-economic process that directly contributes to the economic transformation of South Africa and brings significant increases in the numbers of black people who manage, own and control the country’s economy, as well as significant decreases in income inequalities’. This strategy laid the foundation for the Black Economic Empowerment Act of 2003, which granted government the power to legislate how it wanted black economic empowerment (BEE) to be implemented in South Africa.

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

In terms of the MPRDA, holders of mining rights granted under the previous system, known as ‘Old Order Rights’, must have applied to convert their rights to ‘New Order Rights’ prior to 30 April 2009. In order for the conversions to be effected, applicants are required to comply with the terms of the Black Economic Empowerment Act of 2003 and the Mining Charter, which has been published under the MPRDA. The Mining Charter requires holders of mining rights to achieve 26 per cent ownership participation by historically disadvantaged South Africans in their mining operations by 30 April 2014, of which 15 per cent needed to have been achieved by 30 April 2009. We have submitted to the Department of Minerals & Energy of South Africa transactions to meet the legislative requirements and support the conversion to ‘New Order Rights’.

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

2.7.2    Uranium production in Australia

To mine, process, transport and sell uranium from within Australia, we are required to hold possession and export permissions, which are also subject to regulation by the Australian Government or bodies that report to the Australian Government.

To possess ‘nuclear material’, such as uranium, in Australia, a Permit to Possess Nuclear Materials (Possession Permit) must be held pursuant to the Australian Nuclear Non-Proliferation (Safeguards) Act 1987 (Non-Proliferation Act). A Possession Permit is issued by the Australian Safeguards and Non-Proliferation Office, an office established under the Non-Proliferation Act, which administers Australia’s domestic nuclear safeguards requirements and reports to the Australian Government.

To export uranium from Australia, a Permit to Export Natural Uranium (Export Permit) must be held pursuant to the Australian Customs (Prohibited Exports) Regulations 1958. The Export Permit is issued by the Minister for Industry, Tourism and Resources.

A special transport permit will be required under the Non-Proliferation Act by a party that transports nuclear material from one specified location to another specified location. As we engage service providers to transport uranium, those service providers are required to hold a special transport permit.

2.7.3    Exchange controls and shareholding limits

BHP Billiton Plc

There are no laws or regulations currently in force in the UK that restrict the export or import of capital or the remittance of dividends to non-resident holders of BHP Billiton Plc’s shares. However, there are certain sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations and sanctions imposed by the European Union against certain countries, entities and individuals. Such sanctions may be in force from time to time and include those against: (i) certain entities and/or individuals associated with the Burmese regime (Myanmar), Cote d’Ivoire, The Democratic People’s Republic of Korea (North Korea), the Democratic Republic of Congo, Lebanon, Liberia, Iran, Sudan and the previous regimes of Iraq and Yugoslavia; (ii) certain officials of Belarus, Syria and Zimbabwe; (iii) individuals indicted by the International Criminal Tribunal for the former Yugoslavia; and (iv) entities and individuals linked with the Taliban, Al-Qaeda and other terrorist organisations.

There are no restrictions under BHP Billiton Plc’s Articles of Association or (subject to the effect of any sanctions) under English law that limit the right of non-resident or foreign owners to hold or vote BHP Billiton Plc’s shares.

There are certain restrictions on shareholding levels under BHP Billiton Plc’s Articles of Association described under the heading ‘BHP Billiton Limited’ below.

BHP Billiton Limited

The Australian Banking (Foreign Exchange) Regulations 1959 may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement of funds into and out of Australia. Based on our searches, restrictions currently apply if funds are to be paid to or received from specified supporters of the former Government of the Federal Republic of Yugoslavia, specified ministers and senior officials of the Government of Zimbabwe, certain specified entities associated with the Democratic People’s Republic of Korea (North Korea) and specified individuals associated with the Burmese regime. In addition, legislation and regulations are in place restricting transactions with certain individuals or entities linked with the Taliban, Al-Qaeda and other terrorist organisations and certain entities and individuals associated with the Democratic Republic of Congo, Cote d’Ivoire, Iran, Lebanon, Liberia, Sudan, Afghanistan, Rwanda and Somalia. The controls impose certain approval and reporting requirements on transactions involving such countries, entities and individuals and/or assets controlled or owned by them. Transfers into or out of Australia of amounts greater than A$10,000 in any currency are also subject to reporting requirements.

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

The Australian Foreign Acquisitions and Takeovers Act 1975 (the FATA) restricts certain acquisitions of interests in shares in BHP Billiton. Generally, under the FATA, the prior approval of the Australian Treasurer must be obtained for proposals by a foreign person (either alone or together with associates) to acquire control of 15 per cent or more of the voting power or issued shares in BHP Billiton Limited.

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

There are certain other statutory restrictions, and restrictions under BHP Billiton Limited’s Constitution and BHP Billiton Plc’s Articles of Association, that apply generally to acquisitions of shares in BHP Billiton (i.e. the restrictions are not targeted at foreign persons only). These include restrictions on a person (and associates) breaching a voting power threshold of:

•	20 per cent in relation to BHP Billiton Limited on a ‘stand alone’ basis, i.e. calculated as if there were no special voting share and only counting BHP Billiton Limited’s ordinary shares.

•

30 per cent of BHP Billiton Plc. This is the threshold for a mandatory offer under Rule 9 of the UK takeover code and this threshold applies to all voting rights of BHP Billiton Plc (therefore including voting rights attached to the BHP Billiton Plc Special Voting Share).

•	30 per cent in relation to BHP Billiton Plc on a ‘stand alone’ basis, i.e. calculated as if there were no special voting share and only counting BHP Billiton Plc’s ordinary shares.

•

20 per cent in relation to the BHP Billiton Group, calculated having regard to all the voting power on a joint electorate basis, i.e. calculated on the aggregate of BHP Billiton Limited’s and BHP Billiton Plc’s ordinary shares.

Under BHP Billiton Limited’s Constitution and BHP Billiton Plc’s Articles of Association, sanctions for breach of any of these thresholds, other than by means of certain ‘permitted acquisitions’, include withholding of dividends, voting restrictions and compulsory divestment of shares to the extent a shareholder and its associates exceed the relevant threshold.

2.8    Sustainable Development—Health, Safety, Environment and Community

As the world’s largest diversified natural resources company, our operations touch every corner of the globe. We recognise and embrace our responsibility to consider and respond to the needs of many different stakeholders.

Our success depends on access to natural resources and on our licence to operate. Maximising our bottom line also means recognizing the value protection and value creation achieved by enhancing non-financial or sustainability dimensions.

Our Charter sets out what we value. In particular, we must remain committed to ensuring the safety of our people, respecting our environment and the communities where we work.

In addition to the wider Group corporate governance processes, we have systems in place to implement our policy commitment to sustainable development. The Sustainability Committee of the Board continues to oversee our sustainability strategy, policy, initiatives and activities. Management holds primary responsibility for our Health, Safety, Environment and Community (HSEC) processes and performance.

Our Code of Business Conduct applies to every member of our workforce and provides a framework for decision-making. It is based on the values contained in our Charter and highlights that we care as much about how results are obtained as we do about delivering good results.

Our revised HSEC Standards and Procedures are now part of a wider suite of formal Group Policies, Standards and Procedures. They provide the basis for developing and applying management systems at all sites operated by BHP Billiton.

These documents highlight four key components of sustainable development:

•	Health—focusing on the elimination of risks through the control of potential workplace exposures to noise and substances which could result in long-term harm

•	Safety—providing a workplace where people can work without being injured

•	Environment—delivering efficient resource use, reducing and preventing pollution and enhancing biodiversity protection

•	Community—engaging with those affected by our operations, including employees, contractors and communities; and respecting and upholding fundamental human rights.

Health

The health and wellbeing of our people is central to our business success. Our focus is on eliminating risks through the control of workplace exposures to noise and substances, such as manganese, silica, diesel exhaust particulate and coal tar pitch, which may result in long-term harm.

Our approach is to identify and manage sources of exposure to reduce to the minimum the number of people required to undertake additional protective measures, such as the wearing of personal protective equipment. Our new Health and Hygiene Standard requires all sites to implement programs to control exposure at source.

Significant community-based health risks, such as HIV/AIDS and malaria, also exist in our business. We continue to contribute to the management of these issues, on both a local and global basis.

Safety

Providing a safe and healthy workplace and ensuring our activities do not adversely impact on our host communities are core values.

We were deeply saddened and disappointed by loss of seven colleagues due to work-related incidents during the year. Five of the fatalities were at our Western Australian iron ore business, which completed, or is in the process of completing a number of actions in response. Among them is improving control of site access, electronically linking it to monitoring of individual worked hours to enhance the management of risk arising from worker fatigue, and enhancing site traffic management standards.

Broader initiatives in the past 12 months include a major review of our Group HSEC Standards and Procedures to improve the clarity of our expectations by reducing the number of documents and simplifying the content. An analysis from a sample of over 900 Significant Incident reports for the period April 2008 to March 2009 was also conducted. The findings are being assessed and will be incorporated into our safety strategies going forward.

It is clear that some of our sites have room to improve, however, we are encouraged by the excellent performance delivered by many of our operations and the significant improvements shown by others. Positive safety performance included an incremental improvement in our Total Recordable Injury Frequency (TRIF) to 5.6 per million hours worked (TRIF includes fatalities, lost-time cases, restricted work cases and medical treatment cases).

Environment

We operate a diverse range of businesses in different countries and different ecosystems around the world. These businesses, by their nature, have the potential to affect the environment. We run programs to improve our environmental performance, set specific targets, such as for energy use and greenhouse gas emissions, and track our progress against our targets.

Our operations are subject to various national and regional laws and regulations governing environmental protection, rehabilitation and closure. To assist in meeting increased reporting obligations in relation to energy and greenhouse gas, we are investing in improvements to our energy and greenhouse data collection processes. Recent developments include launching a new data reporting system.

The Australian Government passed the Energy Efficiency Opportunities Act (EEO) in 2006 to improve the identification and evaluation of energy-efficiency opportunities by large energy users. The results of our second year in the EEO program will be available publicly on our website in December 2009.

We have strengthened our biodiversity commitments related to protected areas and threatened species. We committed not to explore or mine within International Union for the Conservation of Nature (IUCN) Protected Area Categories I to IV unless an action plan, commensurate with the level of biodiversity impacts and designed to deliver measurable benefits to biodiversity, has been developed. We also committed not to proceed with activities where the direct impacts would result in extinction of IUCN threatened species.

We define a significant environmental incident as one with a severity rating of 3 or above based on our internal severity rating scale (tiered from 1 to 5 by increasing severity). There were no incidents that reached this level during FY2009. While there were a number of incidents that had the potential to be significant, controls and mitigation actions prevented these incidents escalating in severity.

Community

Our operations have the potential to impact, both positively and negatively, our host communities. Regular, open and honest dialogue is the key to building win-win relationships. Our goal is to minimise negative social impacts while maximising the opportunities and benefits our presence brings.

While our businesses tailor their community relations programs to suit the local context, our Community Standard provides the mandatory requirements to be implemented by all our operations. For example, our sites are required to have community relations plans that aim to contribute to sustainable communities. As part of the community planning process, all key stakeholders, including local and Indigenous communities, must be identified and an analysis undertaken to understand their interests and relationship with the business.

We require all our sites to record and track the management of community concerns.

During FY2009 we established a new requirement that all businesses are to have dispute resolution processes to enable individuals or groups impacted by our activities to openly raise concerns and to facilitate resolution of any grievances.

The BHP Billiton Forum on Corporate Responsibility, which comprises our executive management and leaders from non-government organisations (NGOs) chaired by our Chief Executive Officer, met twice during FY2009.

No significant human rights-related issues were identified in this reporting period and there were no reported community resettlements.

We continue to invest one per cent of our pre-tax profits (based on the average of the previous three years’ pre-tax profit publicly reported in each of those years) in community programs.

2.9    Closure and rehabilitation

From development projects, through operations and finally closure, our assets integrate our vision for sustainable development.

Significant projects are governed by the performance requirements of our Project Quality, Execution and HSEC Management Procedure. The plans to manage quality, execution and HSEC risk are included in the overall project plan. Stakeholder requirements, as well as legislated obligations, form an important input to the planning and execution process.

Once in operation, our assets implement annual ‘Life of Asset’ planning, a disciplined process that incorporates identification of stakeholder needs and concerns. Closure planning is integrated into the Life of Asset planning. Our internal audit group is responsible for auditing Life of Asset plans, including the financial provisioning for closure.

We are responsible for a number of legacy sites that are in various stages of decommissioning, rehabilitation or post-closure care and maintenance. These sites are managed by our Customer Sector Groups, where closure is treated as a project.

Closure plans provide the basis for estimating the financial costs of closure and the associated financial provisions. Information on our closure provisions can be found in notes 1 and 18 of the Financial Statements.

2.10    Employees

We recognise that people are the foundation of our business. It is the body of talented and motivated employees with behaviours that are aligned to our Charter values that is the most important ingredient for our success.

The BHP Billiton Way has been developed to outline for all our people, wherever they are located, what work we do and how we are expected to do it. It consists of our Charter, Leadership Model, Strategy and Operating Model.

•

The Charter defines our corporate objective as the creation of long-term shareholder value through the discovery, development and conversion, and marketing of natural resources. It also outlines the values we hold dear and describes how we will measure success.

•	The Leadership Model defines the attributes that we look for in our leaders and forms the basis of how we develop and reward our people.

•	The Strategy defines the six strategic drivers that we have identified as the means by which we will strive to deliver our corporate objective.

•	The Operating Model explains how each part of the business works and interconnects to ensure we are all striving for the same outcome.

We are a global business and our success depends on fostering a culture where diverse and often remotely located people behave in a manner that reflects our Charter and drives superior performance. Diversity of gender, skill, thought, experience, ethnicity, style and language are all important elements of our people strategy and are key drivers for our success. In May 2009, we announced changes to our parental leave policy as a means of encouraging a more effective balance between family and work responsibilities following the birth or adoption of a child. We have extended the minimum paid parental leave period to 18 weeks for the primary caregiver in all of the countries in which we operate. We see this as a positive step in improving equity and in enhancing our profile as an employer of choice.

We have a mix of collective and individually regulated employment arrangements. Whatever the nature of those arrangements, we recognise the right of our employees to freely associate and join trade unions. In FY2009, around 48 per cent of our global workforce was covered by collective agreements. We had no significant strikes or other industrial action during the year. We believe that successful relations with all our employees, unionised and non-unionised, must be built on values of mutual trust and respect.

In FY2009, we had an average of 40,990 employees working in more than 100 operations worldwide. We had an average of 58,000 contractors globally. A multitude of cultures and nationalities are represented with a diversity that enriches the working lives of all.

The table below provides a breakdown of our average number of employees, in accordance with our IFRS reporting requirements, which includes our proportionate share of jointly controlled entities’ employees and includes executive Directors, by CSG for each of the past three financial years.

CSG	2009	2008	2007
Petroleum	2,105	2,143	2,299
Aluminium	4,938	5,145	4,903
Base Metals	7,731	7,443	6,545
Diamonds and Specialty Products	1,923	2,043	1,853
Stainless Steel Materials	4,039	4,223	3,626
Iron Ore	3,254	3,105	2,809
Manganese	2,532	2,142	2,076
Metallurgical Coal	3,892	3,680	3,564
Energy Coal	8,437	9,183	9,595
Group and unallocated	2,139	2,625	2,677

Total (1)	40,990	41,732	39,947

(1)	Average employee numbers include executive Directors, 100 per cent of employees of subsidiary companies and our share of proportionally consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.

The table below provides a breakdown of our average number of employees by geographic location for each of the past three financial years.

	2009	2008	2007
Australia	15,697	15,426	14,897
Southern Africa	9,626	10,860	11,414
South America	9,897	9,342	8,455
North America	2,824	2,994	2,898
Europe	563	606	586
Rest of World	2,383	2,504	1,697

Total	40,990	41,732	39,947

2.11    Organisational structure

2.11.1    General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the Dual Listed Company (DLC) merger in June 2001. Refer to note 27 ‘Subsidiaries’ in the financial statements for a list of BHP Billiton Limited and BHP Billiton Plc significant subsidiaries.

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

2.11.2    DLC structure

The principles of the BHP Billiton DLC are reflected in the BHP Billiton Sharing Agreement and include the following:

•	the two companies are to operate as if they are a single unified economic entity, through Boards of Directors that comprise the same individuals and a unified senior executive management;

•

the Directors of both companies will, in addition to their duties to the company concerned, have regard to the interests of BHP Billiton Limited shareholders and BHP Billiton Plc shareholders as if the two companies were a single unified economic entity and, for that purpose, the Directors of each company take into account in the exercise of their powers the interests of the shareholders of the other; and

•

certain DLC equalisation principles must be observed. These are designed to ensure that for so long as the ‘Equalisation Ratio’ between a BHP Billiton Limited share and a BHP Billiton Plc share is 1:1, the economic and voting interests in the combined BHP Billiton Group resulting from the holding of one BHP Billiton Limited share are equivalent to that resulting from one BHP Billiton Plc share. Further details are set out in the sub-section ‘Equalisation of economic and voting rights’ below.

Additional documents that effect the DLC include:

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

Australian Foreign Investment Review Board (FIRB) conditions

The Treasurer of Australia approved the DLC merger subject to certain conditions, the effect of which was to require that, among other things, BHP Billiton Limited continues to:

•	be an Australian company, which is managed from Australia; and

•	ultimately manage and control the companies conducting the business that was conducted by it at the time of the merger for as long as those businesses form part of the BHP Billiton Group.

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

Equalisation of economic and voting rights

BHP Billiton Limited shareholders and BHP Billiton Plc shareholders have economic and voting interests in the combined BHP Billiton Group. The economic and voting interests represented by a share in one company relative to the economic and voting interests of a share in the other company is determined by reference to a ratio known as the ‘Equalisation Ratio’. Presently, the economic and voting interests attached to each BHP Billiton Limited share and each BHP Billiton Plc share are the same, since the Equalisation Ratio is 1:1. The Equalisation Ratio would change if either BHP Billiton Limited or BHP Billiton Plc returned value to only its shareholders and no matching action were taken.

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

2.12    Material contracts

2.12.1    DLC agreements

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

The effect of each of these agreements and the manner in which they operate are described in section 2.11 of this Report. It is expected that these agreements will remain in effect until such time as a change in control of the BHP Billiton Group may occur.

2.13    Constitution

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

A description of Joint Electorate Actions and Class Rights Actions is contained under the heading ‘Equalisation of economic and voting rights’ in section 2.11.2 of this Report.

2.13.1    Directors

The management and control of the business and affairs of BHP Billiton are vested in the Board of Directors, which may exercise all powers and do everything that is within the power of BHP Billiton, other than what is required to be exercised or done by BHP Billiton in a general meeting.

2.13.2    Power to issue securities

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

2.13.3    Restrictions on voting by Directors

A Director may not vote in respect of any contract or arrangement or any other proposal in which he or she has a material personal interest. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is not entitled to vote.

In addition, under the UK Companies Act 2006, a Director has a duty to avoid a situation in which he or she has (or can have) a direct or indirect interest that conflicts (or may conflict) with the interests of the company. The duty is not infringed, if among other things, the situation is authorised by non-interested Directors. In 2008, the Articles of Association of BHP Billiton Plc were amended to enable the Board to authorise a matter that might otherwise involve a Director breaching his or her duty to avoid conflicts of interest. An interested Director may not vote or be counted towards a quorum for a resolution authorising such a situation. Where the Board gives such authorisation, the Board may prohibit, or may establish regulations which prohibit, the relevant Director from voting on any matter relating to the conflict. The Board has adopted procedures to manage these voting restrictions.

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

2.13.4    Loans by Directors

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

2.13.5    Retirement of Directors

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

2.13.6    Rights attaching to shares

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

As described under the heading ‘Equalisation of economic and voting rights’ in section 2.11.2 of this Report, certain matters may be decided as Joint Electorate Actions or Class Rights Actions. Any matter considered by shareholders at an Annual General Meeting of BHP Billiton Limited or BHP Billiton Plc constitutes a Joint Electorate Action and shall therefore be decided on a poll. Therefore, in practice, generally all items of business at Annual General Meetings proceed directly to poll.

In addition, at any general meeting a resolution, other than a procedural resolution, put to the vote of the meeting on which the holder of the relevant BHP Billiton Special Voting Share is entitled to vote shall be decided on a poll.

For the purposes of determining which shareholders are entitled to attend or vote at a meeting of BHP Billiton Plc or BHP Billiton Limited, and how many votes such shareholder may cast, the relevant company will specify in any notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a shareholder must be entered on the Register of Shareholders in order to have the right to attend or vote at the relevant meeting.

Shareholders who wish to appoint a proxy to attend, vote or speak at a meeting of BHP Billiton Plc or BHP Billiton Limited (as appropriate) on their behalf, must deposit the relevant form appointing a proxy in accordance with the instructions contained in any notice of meeting, so as to be received in the specified manner not less than 48 hours before the time appointed for holding the meeting to which the appointment of a proxy relates.

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

2.13.7    Right on a return of assets on liquidation

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

On a return of assets on liquidation of BHP Billiton Plc, subject to the payment of all prior ranking amounts owed to the creditors of BHP Billiton Plc and prior ranking statutory entitlements, the assets of BHP Billiton Plc to be distributed on a winding-up shall be distributed to the holders of shares in the following order of priority:

•

To the holders of the cumulative preference shares, the repayment of a sum equal to the nominal capital paid up or credited as paid up on the cumulative preference shares held by them and accrual, if any, of the Preferential Dividend, whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding-up.

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

2.13.8    Redemption of preference shares

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

2.13.9    Capital calls

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

2.13.10    Borrowing powers

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

2.13.11    Changes to rights of shareholders

Rights attached to any class of shares issued by either BHP Billiton Limited or BHP Billiton Plc can only be varied (whether as a Joint Electorate Action or a Class Rights Action) where such variation is approved both:

•	by the Company that issued the relevant shares, as a special resolution; and

•

by the holders of the issued shares of the affected class, either by a special resolution passed at a separate meeting of the holders of the issued shares of the class affected, or with the written consent of members with at least 75 per cent of the votes of that class.

2.13.12    Conditions governing general meetings

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

2.13.13    Limitations on rights to own securities

Neither the Constitution of BHP Billiton Limited nor the Articles of Association of BHP Billiton Plc impose any limitations on the rights to own securities other than restrictions that reflect the takeovers codes under relevant Australian and UK law. In addition, the Australian Foreign Acquisitions and Takeovers Act 1975 imposes a number of conditions that restrict foreign ownership of Australian-based companies.

Share control limits imposed by the Constitution and the Articles of Association, as well as relevant laws, are described in section 2.7 and 2.11.2 of this Report.

2.13.14    Documents on display

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

2.14    Reserves

2.14.1    Petroleum reserves

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

The tables below detail estimated oil, condensate, NGL and gas reserves at 30 June 2009, 30 June 2008 and 30 June 2007, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty, fuel and flare volumes. Reserves include quantities of oil, condensate, NGL and gas that will be produced under several production and risk sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2009, approximately seven per cent (2008: six per cent; 2007: nine per cent) of proved developed and undeveloped oil, condensate and NGL reserves and five per cent (2008: five per cent; 2007: six per cent) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes which may not be realised upon divestment on an individual property basis.

Millions of barrels	Australia/ Asia	Americas	UK/Africa/ Middle East	Total
Proved developed and undeveloped oil, condensate and NGL reserves (a)
Reserves at 30 June 2006	303.9	190.1	57.0	551.0

Improved recovery	—	—	—	—
Revisions of previous estimates	13.6	(0.9)	5.6	18.3
Extensions and discoveries	50.9	1.7	—	52.6
Purchase/sales of reserves	—	(0.1)	—	(0.1)
Production (b)	(35.8)	(6.6)	(14.3)	(56.7)

Total changes	28.7	(5.9)	(8.7)	14.1

Reserves at 30 June 2007 (c)	332.6	184.2	48.3	565.1

Improved recovery	17.6	—	—	17.6
Revisions of previous estimates	20.0	16.2	(2.2)	34.0
Extensions and discoveries	26.6	23.4	—	50.0
Purchase/sales of reserves	—	—	—	—
Production (b)	(40.0)	(16.3)	(11.8)	(68.1)

Total changes	24.2	23.3	(14.0)	33.5

Reserves at 30 June 2008 (c)	356.8	207.5	34.3	598.6

Improved recovery	1.2	0.0	0.0	1.2
Revisions of previous estimates	13.3	5.2	23.7	42.2
Extensions and discoveries	5.9	14.0	0.0	19.9
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (b)	(40.8)	(23.1)	(12.5)	(76.4)

Total changes	(20.4)	(3.9)	11.2	(13.1)

Reserves at 30 June 2009 (c)	336.4	203.6	45.5	585.5

Proved developed oil, condensate and NGL reserves (a)
Reserves at 30 June 2006	199.3	21.5	54.6	275.4
Reserves at 30 June 2007	180.8	35.3	46.0	262.1
Reserves at 30 June 2008	190.9	99.6	30.6	321.1
Reserves at 30 June 2009	183.8	106.4	42.2	332.4

(a)	In Bass Strait, the North West Shelf, Ohanet and the North Sea, NGL is extracted separately from crude oil and natural gas.

(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(c)	Total proved oil, condensate and NGL reserves include 6.9 million barrels derived from probabilistic aggregation procedures.

Billions of cubic feet	Australia/ Asia (a)	Americas	UK/Africa Middle East	Total
Proved developed and undeveloped natural gas reserves
Reserves at 30 June 2006	4,532.7	116.5	218.1	4,867.3
Improved recovery	—	—	—	—
Revisions of previous estimates	15.3	(0.4)	1.4	16.3
Extensions and discoveries	—	280.7	—	280.7
Purchases/sales of reserves	(76.5)	(3.6)	—	(80.1)
Production (b)	(295.0)	(8.7)	(53.3)	(357.0)

Total changes	(356.2)	268.0	(51.9)	(140.1)

Reserves at 30 June 2007 (c)	4,176.5	384.5	166.2	4,727.2

Improved recovery	—	—	—	—
Revisions of previous estimates	22.7	(42.3)	62.2	42.6
Extensions and discoveries	239.8	17.1	—	256.9
Purchases/sales of reserves	—	—	—	—
Production (b)	(310.9)	(11.8)	(45.8)	(368.5)

Total changes	(48.4)	(37.0)	16.4	(69.0)

Reserves at 30 June 2008 (c)	4,128.1	347.5	182.6	4,658.2

Improved recovery	179.5	0.0	0.0	179.5
Revisions of previous estimates	31.4	(3.5)	0.8	28.7
Extensions and discoveries	267.5	7.5	0.0	275.0
Purchases/sales of reserves	0.0	(2.4)	0.0	(2.4)
Production (b)	(316.8)	(13.4)	(34.4)	(364.6)

Total changes	161.6	(11.8)	(33.6)	116.2

Reserves at 30 June 2009 (c)	4,289.7	335.7	149.0	4,774.4

Proved developed natural gas reserves
Reserves at 30 June 2006	2,286.4	16.5	206.4	2,509.3
Reserves at 30 June 2007	2,137.4	15.9	162.4	2,315.7
Reserves at 30 June 2008	2,148.6	46.4	175.1	2,370.1
Reserves at 30 June 2009	2,136.6	38.5	146.1	2,321.2

(a)	Production for Australia includes gas sold as LNG.

(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(c)	Total proved natural gas reserves include 117.1 billion cubic feet derived from probabilistic aggregation procedures.

2.14.2    Ore Reserves

Introduction

Ore Reserves are estimates of the amount of ore that can be economically and legally extracted and processed from our mining properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological and operational data is generated during the course of operations, estimates of reserves may change from period to period. All of the Ore Reserve figures presented are reported in 100 per cent terms and represent estimates at 30 June 2009 (unless otherwise stated). All tonnes and grade information has been rounded, hence small differences may be present in the totals. Reserve life is calculated as Total Ore Reserve divided by the current nominal capacity of the operation.

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

The reported reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average historical prices for traded metals for the three years to 31 December 2008, or for bulk commodities the three year historical contracted prices. However, we do not use a bauxite, aluminium or alumina price to determine bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the captive alumina refinery. In addition to these specifications a number of modifying factors are used to differentiate bauxite reserves from other mineralised material. For our Manganese assets, historical price is used to determine reserves at only one asset (GEMCO). Geological stratigraphic controls, cut-off grade and plant feed requirements are used to determine reserves at our other Manganese assets.

Current operating costs have been matched to the average historical prices in our test for impairment in accordance with Industry Guide 7. The reported reserves may differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2004 (the JORC Code), which contemplates the use of reasonable investment assumptions in calculating reserve estimates.

The three-year historical average prices used for each commodity to test for impairment of the reserves of traded metals contained in this annual report are as follows:

Commodity Price	US$
Copper (a)	3.14/lb
Gold	724.27/oz
Nickel	12.48/lb
Silver	13.32/oz
Lead	0.90/lb
Zinc	1.27/lb
Uranium	70.26/lb

(a)	All our copper operations have used a copper price at or below the three-year historical average copper price to estimate, or test for impairment of, the copper reserves disclosed in this report.

Aluminium Customer Sector Group

Ore Reserves

The table below details the Ore Reserves for the Aluminium Customer Sector Group estimated as at 30 June 2009 in 100 per cent terms (unless otherwise stated).

As at 30 June 2009															As at 30 June 2008
		Proved Ore Reserve				Probable Ore Reserve				Total Ore Reserve					Total Ore Reserve
Commodity Deposit (1)(2)(3)(4)	Ore Type	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe2O3	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe2O3	Millions of dry metric tones	% A.Al2O3	% R.SiO2	% Fe2O3	Reserve life (years)	Millions of dry metric tonnes	% A.Al2O3	% R.SiO2	% Fe2O3	Reserve life (years)	BHP Billiton Interest %
Australia
Worsley	Laterite	265	31.1	1.8	—	59	30.4	1.8	—	324	31.0	1.8	—	19	311	30.9	1.8	—	19	86
Brazil
MRN (5)(6)	MRN Washed	141	50.8	3.6	—	59	50.2	4.1	—	200	50.6	3.8	—	13	214	50.7	3.7	—	14	14.8
Suriname (7)
Coermotibo	Laterite	0.4	45.5	3.5	13.4	0.3	38.1	3.4	23.2	0.6	42.4	3.5	17.5	0.4	0.7	42.5	3.4	17.4	1	45
Onverdacht	Laterite	5.9	47.2	4.4	10.9	—	—	—	—	5.9	47.2	4.4	10.9	4	9.4	48.4	4.0	10.6	3	45

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
Worsley	Maximum 80m	Maximum 160m
MRN	A bauxite intersection grid of 200m. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data	Those areas with a bauxite intersection grid spacing of less than 400m and/or a 400m spaced grid with a 200m offset fill in, plus a reliable suite of chemical and size distribution data.
Coermotibo	61m x 61m	122m x 122m
Onverdacht	61m x 61m	122m x 122m

(2)	Metallurgical recoveries for the operations are:

Deposit	Estimated % metallurgical recovery of A.Al2O3
Worsley (Worsley Refinery)	90%
MRN (Alumar Refinery)	94%
Coermotibo (Paranam Refinery)	93.1%
Onverdacht (Paranam Refinery)	93.1%

(3)	A.Al2O3 is available alumina determined for expected refinery conditions. R.SiO2 is silica that is reactive in the refinery process. Fe2O3 is iron oxide.

(4)	For Worsley, MRN, Coermotibo and Onverdacht bauxite deposits the reserves are determined based on applicable A.Al2O3 and R.SiO2. For one of the Onverdacht deposits Fe2O3 cut-off is also applied.

(5)	MRN—Washed tonnes and grade represent expected product based on forecast beneficiated yield in the reserve area.

(6)	The MRN reserves are located on mining leases that provide MRN the right to mine. Current mining areas have full environmental approval. Land clearing licences for these areas require yearly renewal. Environmental approvals for the new mine developments within the reserve area have not yet been granted. The area covering the remaining reserves is subject to further environmental applications that will be submitted by MRN within the time frame required by the current life of mine schedule.

(7)	Suriname—On 31 July 2009 BHP, Billiton Maatschappij Suriname (BMS) was sold to Suralco, an Alcoa subsidiary.

Base Metals Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Base Metals Customer Sector Group estimated as at 30 June 2009 in 100 per cent terms (unless otherwise stated).

As at 30 June 2009																		As at 30 June 2008
		Proved Ore Reserve					Probable Ore Reserve					Total Ore Reserve						Total Ore Reserve
Commodity Deposit (1)(2)(3)	Ore Type	Millions of dry metric tonnes	% TCu	% SCu			Millions of dry metric tonnes	% TCu	% SCu			Millions of dry metric tonnes	% TCu	% SCu			Reserve life (years)	Millions of dry metric tonnes	% TCu	% SCu			Reserve life (years)	BHP Billiton Interest %
Copper
Escondida	Oxide	85	0.71	—			56	0.98	—			142	0.82	—			21	144	0.93	—			24	57.5
	Sulphide	758	1.16	—			941	1.00	—			1,699	1.07	—				1,731	1.10	—
	Sulphide leach	611	0.53	—			1,809	0.54	—			2,421	0.54	—				2,260	0.55	—
Cerro Colorado	Oxide	62	0.62	0.47			55	0.64	0.45			117	0.63	0.46			9	105	0.65	0.48			8	100
	Sulphide	28	0.69	0.13			23	0.74	0.14			51	0.71	0.13				48	0.71	0.15
Spence (4)	Oxide	28	1.18	0.86			8.9	0.82	0.71			37	1.09	0.82			18	66	1.08	0.76			15	100
	Oxide–low solubility	14	1.39	0.70			14	1.00	0.50			28	1.19	0.60				—	—	—
	Sulphide	131	1.15	—			89	0.75	—			219	0.99	—				205	1.06	—
	ROM	—	—	—			33	0.50	0.10			33	0.50	0.10				—	—	—
Pinto Valley (5)	Low-grade leach	6.0	0.22	—			7.0	0.21	—			13	0.21	—			4	15	0.21	—			4	100
	Sulphide	36	0.37	—			53	0.42	—			89	0.40	—				98	0.39	—
	Sulphide stockpiles	—	—	—			—	—	—			—	—	—				446	0.11	—

		Millions of dry metric tonnes	% Cu	kg/tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/tonne U3O8	g/t Au	g/t Ag		Millions of dry metric tonnes	% Cu	kg/tonne U3O8	g/t Au	g/t Ag
Copper Uranium
Olympic Dam (6)	Sulphide	188	1.96	0.60	0.54	3.79	401	1.73	0.59	0.72	3.16	589	1.81	0.59	0.66	3.36	54	473	1.86	0.60	0.76	3.95	43	100

		Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo		Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo
Copper Zinc
Antamina (7)	Sulphide Cu only	87	1.09	0.2	8.6	0.04	449	1.04	0.2	9.7	0.03	536	1.05	0.2	9.5	0.03	21	292	1.11	0.16	9.6	0.035	12	33.75
	Sulphide Cu-Zn	39	0.92	2.3	19.1	0.01	142	1.05	2.0	17.7	0.01	181	1.02	2.1	18.0	0.01		109	1.13	2.75	19.9	0.009

		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn			Millions of dry metric tonnes	g/t Ag	% Pb	% Zn
Silver Lead Zinc
Cannington	Sulphide	22	330	8.1	4.1		2.4	267	6.7	4.8		24	324	8.0	4.1		8	24	348	8.3	3.9		8	100

(1)

% TCu—per cent total copper, % SCu—per cent soluble copper, % Cu—per cent copper, kg/tonne U3O8—kilograms per tonne uranium oxide, g/tAu—grams per tonne gold, g/tAg—grams per tonne silver, % Zn—per cent zinc, % Pb—per cent lead, % Mo—per cent molybdenum.

(2)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
Escondida	Sulphide: 50m x 50m Sulphide leach: 60m x 60m Oxide: 35m x 35m	Sulphide: 80m x 80m Sulphide leach: 100m x 100m Oxide: 50m x 50m
Cerro Colorado	55m x 55m on first kriging pass	120m x 120m on second kriging pass
Spence	Oxides: less than approximately 50m continuous square grid Sulphides: less than approximately 75m continuous square grid	Oxides and Sulphides: less than approximately 100m continuous square grid, estimation on second kriging pass
Pinto Valley	60m x 120m rectangular grid	200m x 200m
Olympic Dam	Drilling grid of 20m to 30m	Drilling grid of 30m to 70m
Antamina

High Grade Cu/Zn: 3 composites of the same grade zone and different holes within 30m, closest within 20m.

Low Grade Cu/Zn: 3 composites of the same grade zone & different holes within 35m, closest within 25m

3 composites of the same grade zone & different holes within 55m, closest within 40m or 2 composites of the same grade zone and different holes within 65m, closest within 30m or at least 50 composites within 75m with at least 90% in the same grade zone as the block
Cannington	12.5m sectional x 15m vertical	25m sectional x 25m vertical

(3)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical Recovery
	Cu	Ag	Pb	Zn	Au	U3O8	Mo
Escondida	Sulphide: 82% of TCu Sulphide Leach: 33% of TCu Oxide: 68% TCu
Cerro Colorado	69% of TCu
Spence	Oxide: 80% of TCu Oxide low solubility: 70% of TCu Sulphide: 70% of TCu ROM: 30% of TCu
Pinto Valley	Low-grade leach: 25% Sulphide: 86%
Olympic Dam	95%	65%			65%	73%
Antamina	Sulphide Cu: 94% Sulphide Cu-Zn: 82%	Sulphide Cu: 70% Sulphide Cu-Zn: 59%		Sulphide Cu: 0% Sulphide Cu-Zn: 80%			Sulphide Cu: 71% Sulphide Cu-Zn: 0%
Cannington		85%	89%	68%

(4)	Spence—Changes from 2008 include the addition of run of mine (ROM) heap leach reserves due to increased confidence on the estimated recovery from production experience, and the identification and separation of the low solubility oxide ore type that had previously been reported within the oxide reserves. Depletion of reserves due to production was offset by the addition of reserves in the revised mine plan as a result of changes in economic assumptions. ROM—run of mine leach stockpile for low-grade oxide, supergene sulphide mineralisation and transitional sulphides.

(5)	Pinto Valley—The Pinto Valley mine and mill operations were placed on care and maintenance status as of 20 January 2009 due to depressed copper prices. Changes to the intact reserves are due to depletion by production only. The sulphide stockpiles were removed from reserve status due to the tenuous long-term viability of remnant mineralisation in the stockpile.

(6)	Olympic Dam—The increase in overall Ore Reserve is due to additional mineralisation being available for conversion to Probable Reserves.

(7)	Antamina—The increase in reserves is the result of a drilling program completed in April 2008 that identified additional mineralisation which has been incorporated into the November 2008 mine plan.

Diamonds and Specialty Products Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Diamonds and Specialty Products Customer Sector Group estimated as at 30 June 2009 in 100 per cent terms (unless otherwise stated).

As at 30 June 2009									As at 30 June 2008
Commodity Deposit (1)(2)	Ore Type (3)	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve			Total Ore Reserve
		Millions of dry metric tonnes	Carats per tonne	Millions of dry metric tonnes	Carats per tonne	Millions of dry metric tonnes	Carats per tonne	Reserve life (years)	Millions of dry metric tones	Carats per tonne	Reserve life (years)	BHP Billiton Interest %
Diamonds
EKATI Core Zone (4)	OC	16	0.3	15	0.6	31	0.4	8	34.6	0.4	10	80
	UG	3.2	0.8	4.1	0.9	7.3	0.8		9.1	0.9
	SP	—	—	0.2	0.5	0.2	0.5		0.4	0.2

		Millions of tonnes		Millions of tonnes		Millions of tonnes			Millions of tonnes
Mineral Sands
Richards Bay Minerals (5)	TiO2 slag	5.7		19		24		24	24		24	50

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
EKATI Core Zone	Approximately less than 30m	Approximately less than 60m
Richards Bay Minerals	50m x 50m	800m x 100m

(2)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical Recovery
EKATI Core Zone	Factors are assigned per geological domain and deposit
Richards Bay Minerals	48.1% including conversion to slag

(3)	OC—open-cut, UG—underground, SP—stockpile, TiO2—titanium dioxide.

(4)	EKATI Core Zone—An effective 1.5mm square aperture stone size cut-off is used to estimate the reserves.

(5)	Richards Bay Minerals—Reserves are reported in tonnes of slag as at 31 December 2008.

Stainless Steel Materials Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Stainless Steel Materials Customer Sector Group estimated as at 30 June 2009 in 100 per cent terms (unless otherwise stated).

As at 30 June 2009									As at 30 June 2008
Commodity Deposit (1)(2)	Ore Type (3)	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		Reserve life (years)	Total Ore Reserve		Reserve life (years)	BHP Billiton Interest %
		Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni		Millions of dry metric tonnes	% Ni
Nickel—Colombia
Cerro Matoso	Laterite	54	1.30	42	1.22	96	1.27	40	103	1.29	42	99.94
	SP	29	1.38	—	—	29	1.38		24	1.38
	MNR Ore	23	0.20	—	—	23	0.20		23	0.2

Nickel West
Leinster	OC	2.9	1.3	0.2	0.9	3.1	1.3	6	3.7	1.30	7	100
	UG	7.1	2.0	2.0	1.5	9.1	1.9		11	1.85
Mt Keith	OC	127	0.57	2.0	0.45	129	0.57	15	137	0.58	14	100
	SP	24	0.53	—	—	24	0.53		27	0.52
Cliffs	UG	0.3	3.5	1.1	4.0	1.4	3.9	4	1.6	3.6	5	100
Ravensthorpe (4)	Laterite	—	—	—	—	—	—	—	227	0.66	21	100
	SP	—	—	—	—	—	—		8	0.77

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
Cerro Matoso	25m x 25m	Greater than 25m and less than 70m
Leinster	25m x 25m	25m x 50m
Mt Keith	60m x 40m	80m x 80m
Cliffs	25m x 25m	50m x 50m

(2)	Metallurgical recoveries for the operations are:

Deposit		Metallurgical Recovery
Cerro Matoso		90% (Reserve to metal)
Leinster:	UG	87.2% (Reserve to Ni in concentrate)
	OC	83.5% (Reserve to Ni in concentrate)
Mt Keith:	OC	68.4% (Reserve to Ni in concentrate)
	SP	55% (Reserve to Ni in concentrate)
Cliffs		90.3% (Reserve to Ni in concentrate)

(3)	OC—open-cut, UG—underground, SP—stockpile, MNR Ore—Metal Nickel Recovery ore, % Ni—per cent nickel.

(4)	Ravensthorpe operations were indefinitely suspended in January 2009 and no reserve is reported.

Iron Ore Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Iron Ore Customer Sector Group estimated as at 30 June 2009 in 100 per cent terms (unless otherwise stated).

As at 30 June 2009																					As at 30 June 2008
Commodity Deposit (1)(2)(3)(4)(5)(6)	Ore Type	Proved Ore Reserve						Probable Ore Reserve						Total Ore Reserve						Reserve life (years)	Total Ore Reserve	Reserve life (years)	BHP Billiton Interest %
		Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2O3	% LOI	Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2O3	% LOI	Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2O3	% LOI		Millions of wet metric tonnes
Mt Newman JV	BKM	340	63.6	0.08	4.3	2.0	2.0	528	62.6	0.09	5.3	2.1	2.5	868	63.0	0.08	4.9	2.1	2.3	28	823	23	85
	MM	8.1	61.1	0.07	2.6	1.6	7.8	55	62.1	0.07	2.9	1.8	6.0	63	61.9	0.07	2.8	1.7	6.2		65
Jimblebar (7)	BKM	96	63.2	0.09	3.4	2.4	3.4	325	62.6	0.10	3.3	2.4	4.1	420	62.7	0.10	3.4	2.4	4.0	92	425	61	100
	MM	—	—	—	—	—	—	131	62.1	0.08	2.8	1.8	5.8	131	62.1	0.08	2.8	1.8	5.8		—
Mt Goldsworthy JV Northern	NIM	8.6	59.7	0.06	9.5	1.7	2.6	19	60.2	0.05	9.7	1.1	2.1	27	60.0	0.05	9.6	1.3	2.3	14	24	12	85
Mt Goldsworthy JV Area C	BKM	54	62.7	0.14	2.8	1.9	5.0	128	61.7	0.13	3.7	2.1	5.2	182	62.0	0.13	3.4	2.1	5.1	13	180	18	85
	MM	151	62.3	0.06	2.9	1.7	5.9	222	61.4	0.06	3.8	1.9	6.0	372	61.8	0.06	3.4	1.8	6.0		396
Yandi JV	CID	668	57.2	0.04	5.7	1.5	10.6	383	57.2	0.05	5.9	1.5	10.6	1,051	57.2	0.04	5.8	1.5	10.6	23	1,092	24	85

		Millions of dry metric tonnes	% Fe	% Pc				Millions of dry metric tonnes	% Fe	% Pc				Millions of dry metric tonnes	% Fe	% Pc					Millions of dry metric tonnes
Samarco JV (8)	ROM	769	44.3	0.05				821	41.5	0.05				1,590	42.9	0.05				39	624	21	50

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
Mt Newman JV	50m x 50m	300m x 50m
Jimblebar	50m x 50m	300m x 50m
Mt Goldsworthy JV Northern	25m x 25m	50m x 50m
Mt Goldsworthy JV Area C	50m x 50m	300m x 50m
Yandi JV	50m x 50m	150m x 150m
Samarco JV	200m x 200m x 16m	400m x 400m x 16m

(2)	Metallurgical recovery is 100%, except for Mt Newman JV—Whaleback BKM where recovery is 92%, and Samarco where recovery is 83.8%.

(3)	For Western Australian Iron Ore (WAIO) the reserves are divided into joint ventures and material types that reflect the various products produced. BKM—Brockman, MM—Marra Mamba, NIM—Nimingarra and CID—Channel Iron Deposits. ROM is run of mine for Samarco.

(4)

The reserve grades listed: Fe—iron, P—phosphorous, SiO2—silica, Al2O3—alumina, LOI—loss on ignition, refer to in situ mass percentage on a dry weight basis. For Samarco %Pc is phosphorous in concentrate. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tonnes based on the following moisture contents: BKM—3%, MM—4%, CID—8%, NIM—3.5%. Iron ore is marketed as Lump (direct blast furnace feed), Fines (sinter plant feed) and direct reduction and blast furnace pellets (Samarco).

(5)	Cut-off grades used to estimate reserves: Mt Newman 50-62% Fe for BKM, 59% Fe for MM; Jimblebar 59% Fe for BKM, 58% Fe for MM; Mt Goldsworthy 50% Fe for NIM, 57% Fe for MM, 59.5% Fe for BKM; Yandi 55.0-55.5% Fe for CID; Samarco Fe>=34%.

(6)	Our WAIO reserves are all located on State Agreement mining leases that guarantee the right to mine, except the Cattle Gorge mine (part of Mt Goldsworthy JV Northern), which is an operating mine on a standard Western Australian mining lease. We are required to obtain certain State Government approvals (including environmental and heritage clearances) before we commence mining operations on a particular area. We have included in our reserves areas where one or more approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the time frame required by the current life of mine schedule.

(7)	Jimblebar—Increase in MM ore reserve due to addition of new deposit ‘South Jimblebar’.

(8)	Samarco reserves have substantially increased as a result of (a) the inclusion of additional mineralisation in the mine plan as a result of extensive drilling programs, and (b) completing studies of product specifications that have enabled the extension of the expected economic life of the mine.

Manganese Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Manganese Customer Sector Group estimated as at 30 June 2009 in 100 per cent terms (unless otherwise stated).

As at 30 June 2009												As at 30 June 2008
Commodity Deposit (1)(2)(3)	Ore Type	Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			Reserve life (years)	Total Ore Reserve			Reserve life (years)	BHP Billiton Interest %
		Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield		Millions of dry metric tonnes	% Mn	% Yield

GEMCO (4)	ROM	70	46.9	50	44	46.4	48	114	46.7	49	14	117	47.8	48.0	17	60

		Millions of dry metric tonnes	% Mn	% Fe	Millions of dry metric tonnes	% Mn	% Fe	Millions of dry metric tonnes	% Mn	% Fe		Millions of dry metric tonnes	% Mn	% Fe
Wessels (5)	Lower Body-HG	2.2	47.0	11.0	6.0	47.2	11.9	8.2	47.1	11.7	49	13	47.8	10.7	20	54.6
	Lower Body-LG	2.1	42.2	12.2	8.2	41.4	14.5	10	41.6	14.0		7.0	41.1	13.2
	NTS-Lower Body-HG	1.0	48.8	11.2	5.9	48.5	11.4	6.9	48.5	11.4		—	—	—
	NTS-Lower body-LG	0.1	44.5	12.5	0.9	42.8	16.6	1.0	42.9	16.3		—	—	—
	Upper Body	—	—	—	47	42.1	17.3	47	42.1	17.3		—	—	—

		Millions of wet metric tonnes	% Mn	% Fe	Millions of wet metric tonnes	% Mn	% Fe	Millions of wet metric tonnes	% Mn	% Fe		Millions of wet metric tonnes	% Mn	% Fe
Mamatwan (5)	M, C and N Zones	42	37.8	4.5	9.1	36.6	4.6	51	37.6	4.5	22	46	37.6	4.4	14	54.6
	X Zone	4.2	37.5	4.8	0.3	36.4	4.4	4.5	37.4	4.8		4.4	37.2	4.8
	NTS-M, C, N Zones	8.2	37.8	4.5	14	37.6	4.5	22	37.7	4.5		—	—	—
	NTS-X Zone	1.2	37.5	4.8	1.8	37.4	4.7	3.0	37.4	4.7		—	—	—

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
GEMCO	60m x 120m and 60m x 60m	120m x 120m
Wessels	Defined as rim ±30m wide around mined-out areas, plus ±132m spaced surface drill holes, supplemented by some economically viable remnant blocks within mined-out areas, underground drilling and sampling	Underground chip sampling, limited underground drill holes and ±132m spaced surface drill holes
Mamatwan	80m x 80m	160m x 160m

(2)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical Recovery
GEMCO	See yield in the Reserve table
Wessels	76%
Mamatwan	94%

(3)	ROM—run of mine product, % Mn—per cent manganese, % Fe—per cent iron

(4)	GEMCO—Manganese grades are given as per washed ore samples and should be read together with their respective yields.

(5)	Wessels and Mamatwan—The reserve is stated as of 1 July 2009, when an agreement between Samancor Manganese and BEE consortium Ntsimbintle Mining Pty Ltd became effective. Under the agreement, Ntsimbintle contributed prospecting rights to Hotazel Mines in return for a 9% equity stake. The Wessels and Mamatwan reserve now includes reserves within the Ntsimbintle prospecting rights area, while our share has been reduced to 54.6%. The additional reserves are designated as ‘NTS’ in the table. Subsequent additional BEE transactions have reduced our interest in Wessels and Mamatwan to 44.4% as at 31 July 2009 but have not changed the stated reserve.

Metallurgical Coal Customer Sector Group

Metallurgical Coal Reserves

The table below details the total Coal Reserves for the Metallurgical Coal Customer Sector Group estimated as at 30 June 2009 in 100 per cent terms (unless otherwise stated).

As at 30 June 2009											As at 30 June 2008
Commodity Deposit (1)	Mining Method (2)	Coal Type (2)	Proved Coal Reserve	Probable Coal Reserve	Total Coal Reserve (3)	Total Marketable Coal Reserves (2)(3)				Reserve life (years)	Total Marketable Coal Reserves (2)(3)				Reserve life (years)	BHP Billiton Interest %
			Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	% Ash	% VM	% S		Millions of metric tonnes	% Ash	% VM	% S

Queensland Coal, Reserves at operating mines— CQCA JV
Goonyella Riverside Broadmeadow	OC	Met	353	184	537	391	8.9	23.0	0.50	32	372	9.1	23.2	0.52	32	50
	UG	Met	48	79	127	110	6.6	23.6	0.50		118	6.6	23.6	0.50
Peak Downs	OC	Met	392	630	1,022	577	9.3	20.9	0.60	66	535	9.2	21.0	0.60	59	50
Saraji (4)	OC	Met	372	160	532	315	10.2	18.1	0.63	38	252	9.8	18.4	0.60	31	50
Norwich Park (5)	OC	Met	133	94	227	159	9.8	17.6	0.70	24	125	10.2	14.8	0.70	21	50
Blackwater (6)	OC	Met/Th	114	402	516	460	9.8	24.8	0.40	34	254	8.8	25.8	0.50	20	50

Gregory JV
Gregory Crinum (7)	OC	Met	10	4	14	10	7.5	33.2	0.60	7	—	—	—	—	6	50
	UG	Met	—	30	30	24	7.5	33.1	0.60		—	—	—	—
	OC	Met/Th	—	—	—	—	—	—	—		4.2	7.5	33.1	0.60
	UG	Met/Th	—	—	—	—	—	—	—		30	7.5	33.0	0.60

BHP Mitsui
South Walker Ck (8)	OC	Met/Th	63	66	129	101	8.4	11.1	0.21	25	31	8.4	12.7	0.39	8	80
Poitrel-Winchester (9)	OC	Met/Th	37	34	71	51	8.6	23.7	0.40	17	53	8.5	23.8	0.36	17	80

Illawarra Coal, operating mines
Appin (10)	UG	Met/Th	8	43	50	44	8.9	23.5	0.36	14	32	8.9	23.4	0.40	10	100
West Cliff	UG	Met/Th	1	15	16	13	8.9	21.5	0.37	5	13	8.9	21.5	0.40	5	100
Dendrobium	UG	Met/Th	2	44	46	33	9.7	23.6	0.59	13	33	9.5	23.6	0.60	13	100

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
Goonyella Riverside Broadmeadow	Maximum 500m spacing of geophysically logged, analysed, coreholes with >=95% recovery or <+10% expected error at 95% confidence on a one-year mining block	500m to 1,000m spacing of geophysically logged, analysed, coreholes with > 95% recovery or +10% to +20% expected error at 95% confidence on a one-year mining block

Peak Downs	Variable and dependent on seam and domain: range from 500m to 1,050m spacing of geophysically logged, analysed, coreholes with >=95% recovery	Variable and dependent on seam and domain: range from 500m to 2,100m spacing of geophysically logged, analysed, coreholes with >=95% recovery

Saraji	Variable and dependent on seam and domain: 500m to 1,040m spacing of geophysically logged, analysed, coreholes with >=95% recovery	Variable and dependent on seam and domain: 900m to 2,100m spacing of geophysically logged, analysed, coreholes with >=95% recovery

Norwich Park	Variable and dependent on seam and domain: range from 650m to 1,350m spacing of geophysically logged, analysed, coreholes with >=95% recovery	Variable and dependent on seam and domain: range from 1,350m to 2,650m spacing of geophysically logged, analysed, coreholes with >=95% recovery

Blackwater	Maximum 500m spacing of geophysically logged, analysed, coreholes with >=95% recovery	500m to 1,000m spacing of geophysically logged, analysed, coreholes with >=95% recovery

Gregory Crinum	Maximum 850m spacing of geophysically logged, analysed, coreholes with >=95% recovery, 3D seismic coverage for UG coal	850m to 1,700m spacing of geophysically logged, analysed, coreholes with >=95% recovery

South Walker Ck	Variable and dependent on seam and domain: from 500m to 900m spacing of geophysically logged, analysed, coreholes with >=95% recovery	Variable and dependent on seam and domain: from 1,000m to 1,750m spacing of geophysically logged, analysed, coreholes with >=95% recovery

Poitrel-Winchester	Variable spacing by seam and domain: from 300m to 950m of geophysically logged, analysed, coreholes with >=95% recovery	Variable spacing by seam and domain: from 550m to 1,850m of geophysically logged, analysed, coreholes with >=95% recovery

Appin, West Cliff, Dendrobium	Maximum of 700m between data points	Maximum of 1,000m between data points

(2)	OC—open-cut, UG—underground, Met—metallurgical coal, Th—thermal coal, % VM—per cent volatile matter, % S—per cent sulphur.

(3)	Total Coal Reserve (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials, and for losses that occur when the coal is mined, and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after the beneficiation of the Total Coal Reserve. Note that where the coal is not beneficiated, the Total Coal Reserve tonnes are the Marketable Coal Reserve tonnes, with moisture adjustment where applicable.

(4)	Saraji—Changes to the reserve are attributed to an updated geological model, revised exclusion zones associated with the Phillips and Spring Creeks diversions, and revised economic assumptions.

(5)	Norwich Park—The increase in reserves is are mainly attributable to an updated geological model.

(6)	Blackwater—The Blackwater deposit is sensitive to movements in pricing and cost assumptions. The increase in reserves is mainly attributable to revised economic assumptions. The marketable thermal coal component of the overall Marketable Coal Reserve is estimated to be 90Mt at 6,900 kilo-calories per kg (Kcal/kg) calorific value.

(7)	Gregory Crinum—The 2008 reserve estimation was based on the previous product specifications where both 6.5% ash coking and 13% ash thermal products were produced. Changes to the Gregory Low Ash (GGLA) product specification has resulted in the adoption of a single 7.5% ash coking product. It is anticipated that Gregory Crinum will continue to produce a single 7.5% ash coking product.

(8)	South Walker Ck—The reserve changes are due to revised economic assumptions and tenement increases. The marketable reserve includes an estimated 90Mt of Pulverised Coal Injection (PCI) product and 11Mt thermal coal product with an average calorific value of 7,500 Kcal/kg.

(9)	Poitrel-Winchester—The marketable PCI coal component of the overall Marketable Coal Reserve is estimated to be 12mt at 7,560 Kcal/kg calorific value.

(10)	Appin—The increase in reserves is a result of the reclassification of part of the coal area due to the exploration program carried out throughout the year.

Energy Coal Customer Sector Group

Energy Coal Reserves

The tables below detail the total Coal Reserves for the Energy Coal Customer Sector Group estimated as at 30 June 2009 in 100 per cent terms (unless otherwise stated).

As at 30 June 2009													As at 30 June 2008
			Proved Coal Reserve	Probable Coal Reserve	Total Coal Reserve (3)	Total Marketable Coal Reserves (3)(4)							Total Marketable Coal Reserves (3)(4)							BHP Billiton Interest %
Commodity Deposit (1)	Mining Method (2)	Coal Type (2)	Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	% Ash	% VM	% S	Kcal/ kg CV	% Total moisture (5)	Reserve life (years)	Millions of metric tonnes	% Ash	% VM	% S	Kcal/ kg CV	% Total moisture (5)	Reserve life (years)
New Mexico—Operating mines
San Juan	UG	Th	61	7.0	68	68	19.1	—	0.70	5,600	9.9	11	74	19.0	—	0.70	5,600	9.9	12	100
Navajo	OC	Th	162	9.2	172	172	23.1	—	0.90	4,700	13.0	22	190	22.0	—	0.88	4,800	13.0	25	100

South Africa—Operating mines
Khutala	OC	Met	17	—	17	13	18.0	30.5	1.57	6,300	8.0	22	3.9	18.0	30.5	1.73	6,200	8.0	18	100
	OC	Th	87	15	102	102	36.3	20.1	1.03	4,400	8.0		66	36.1	20.3	0.98	4,400	8.0
	UG	Th	139	—	139	139	35.5	21.0	0.80	4,600	8.0		170	33.9	20.9	0.90	4,500	8.0
Douglas- Middelburg (6)	OC	Th	459	126	585	431	21.3	23.4	0.61	6,000	7.1	22	422	21.5	23.8	0.70	6,100	7.2	27	100
Klipspruit	OC	Th	83	11	94	75	20.1	24.0	0.59	6,000	8.8	12	74	22.2	22.9	0.59	5,800	8.8	12	100
Optimum (7)	OC	Th	—	—	—	—	—	—	—	—	—	—	86	19.5	26.5	0.74	6,000	8.0	7	—

Australia— Operating mine
Mt Arthur Coal (8)	OC	Th	579	447	1,026	753	15.1	29.6	0.60	6,300	8.5	51	168	17.2	30.8	0.70	6,500	8.4	14	100

Colombia— Operating mine
Cerrejon Coal Company (9)	OC	Th	503	241	744	720	7.8	33	0.60	6,200	12.0	23	819	—	—	—	6,200	12.0	25	33

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
San Juan	0m - 500m	500m - 1000m
Navajo	<500m (250m radius from drillhole)	500m - 1000m (250m to 500m radius from drillhole)
Khutala	>8 boreholes per 100ha	4-8 boreholes per 100ha
Douglas-Middelburg	>8 boreholes per 100ha	4-8 boreholes per 100ha
Klipspruit	>8 boreholes per 100ha	4-8 boreholes per 100ha
Mt Arthur Coal	<500m	500m - 1000m
Cerrejon Coal Company	>6 boreholes per 100ha	2-6 boreholes per 100ha

(2)	OC—open-cut, UG—underground, Th—thermal coal, Met—metallurgical coal.

(3)	Total Coal Reserve (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials, and for losses that occur when the coal is mined, and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after the beneficiation of the Total Coal Reserves. Note that where the coal is not beneficiated, the Total Coal Reserve tonnes are the Marketable Coal Reserve tonnes, with moisture adjustment where applicable.

(4)	% VM—per cent volatile matter, % S—per cent sulphur, Kcal/kg CV—kilo-calories per kilogram calorific value.

(5)	Coal moisture content is on an as received basis.

(6)	Douglas-Middelburg—Douglas is now reported with Middelburg.

(7)	Optimum—The deposit was sold effective 1 July 2008 and is no longer reported.

(8)	Mt Arthur Coal—Additional mine planning has significantly increased the open cut mining limits and the reserve. Our reserve is within existing mining leases. We have included reserves beyond the current mine lease term and approval where, based on our knowledge and experience of the approvals process and our technical investigations as part of the planning process, we expect that extension to the lease period and approvals will be obtained in the normal course of business and in a time frame that is commensurate with the current life of mine schedule. Should the lease extension not be granted at the termination of the current term then our total Marketable Coal Reserve will be reduced to 187mt.

(9)	Cerrejon Coal Company—The reduction in the Marketable Coal Reserve is due to production depletion, redesign of the pit and introduction of a beneficiation factor which is now applicable to the total reserve.

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

We are the world’s largest diversified natural resources company, with a combined market capitalisation of approximately US$144 billion as at 30 June 2009. We generated revenue of US$50.2 billion and profit attributable to shareholders of US$5.9 billion for FY2009.

We extract and process minerals, oil and gas from our production operations located primarily in Australia, the Americas and southern Africa. We sell our products globally with sales and marketing taking place through our principal hubs of The Hague and Singapore. The following table shows the revenue by location of our customers:

	Segment revenue by location of customer
	2009	2008	2007
	US$M	US$M	US$M
Europe	10,806	14,349	12,485
China	9,873	11,670	9,292
Other Asia	9,280	10,111	8,045
Japan	7,138	6,885	5,337
Australia	4,621	5,841	4,334
North America	4,020	4,771	3,205
South America	1,652	2,640	1,966
Southern Africa	1,374	2,003	1,748
Rest of World	1,447	1,203	1,061

BHP Billiton Group	50,211	59,473	47,473

We operate nine Customer Sector Groups (CSGs) aligned with the commodities which we extract and market:

Customer Sector Group	Principal activities
Petroleum	Exploration, development and production of oil and gas

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining of thermal (energy) coal

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

To achieve this we aim to own and operate a portfolio of upstream, large, long-life, low-cost, expandable, export-orientated assets across a diversified geographic and commodity base, and pursue growth opportunities consistent with our core skills by:

•	discovering resources through our Exploration activities

•	developing and converting them in our CSGs

•	developing customer and market-focused solutions through our Marketing arm

•	adding shareholder value beyond the capacity of these groups through the activities of the Group Functions.

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

Our objective and commitments are pursued through the six strategic drivers of our strategy:

•

People—the foundation of our business is our people. We require people to find resources, develop those resources, operate the businesses that produce our products, and then deliver that product to our customers. Talented and motivated people are our most precious resource.

•

Licence to operate—we aim to ensure that the communities in which we operate value our citizenship. Licence to operate means win-win relationships and partnerships. This includes a central focus on health, safety, environment and the community, and making a positive difference to our host communities.

•

World-class assets—our world-class assets provide the cash flows that are required to build new projects, to contribute to the economies of the countries in which we operate, to meet our obligations to our employees, suppliers and partners, and ultimately to pay dividends to our shareholders. We maintain high-quality assets by managing them in the most effective and efficient way.

•	Financial strength and discipline—we have a solid ‘A’ credit rating, which balances financial flexibility with the cost of finance. Our capital management program has three priorities:

•	To reinvest in our extensive pipeline of world-class projects that carry attractive rates of return regardless of the economic climate.

•	To ensure a solid balance sheet.

•	To return excess capital to shareholders.

•

Project pipeline—we are focused on delivering an enhanced resource endowment to underpin future generations of growth. We have an abundance of tier one resources in stable countries that provide us with a unique set of options to deliver brownfield growth.

•

Growth options—we use exploration, technology and our global footprint to look beyond our current pipeline to secure a foundation of growth for future generations. We pursue growth options in several ways—covering the range from extending existing operations to new projects in emerging regions, through exploration, technology and, on occasion, merger and acquisition activity.

3.3    Key measures

Our management and Board use a number of financial and operational measures to assess our performance.

Overall financial success

We use several financial measures to monitor the success of our overall strategy.

	30 June 2009	30 June 2008	30 June 2007
Profit attributable to members	5,877	15,390	13,416
Profit from operations	12,160	24,145	19,724
Underlying EBIT (1)	18,214	24,282	20,067
Net operating cash flow (US$M)	18,863	17,817	15,957
Gearing (2)	12.1%	17.8%	25.0%
Basic earnings per share (US cents)	105.6	275.3	229.5

(1)	Underlying EBIT is profit from operations, excluding the effect of exceptional items. See section 3.6.1 for more information about this measure, including a reconciliation to profit from operations.

(2)	See section 10 for glossary definitions.

The two key measures are profit attributable to members of the BHP Billiton Group and Underlying EBIT. Underlying EBIT is the internally defined key financial measure used by management for monitoring the performance of our operations. We explain the calculations and why we use this measure in section 3.6.1.

Our financial results demonstrate the success of our strategy in delivering a consistently strong performance throughout the cycle. Our portfolio of long-life, low-cost and diversified assets continued to yield strong margins and cash flows, despite the pressures of the current economic environment. Our low financial and operational leverage and a strong balance sheet enabled us to continue to invest in future growth.

The following are other measures that assist us to monitor our overall performance.

People and licence to operate

These foundational strategic drivers bring together health, safety, environment and community related measures. These measures are a subset of the HSEC Targets Scorecard, which can be found in our full Sustainability Report at www.bhpbilliton.com.

Our management and Board monitor a range of financial and operational performance indicators, reported on a monthly basis, to measure performance over time. We also monitor a comprehensive set of health, safety, environment and community contribution indicators.

	2009	2008	2007
People and licence to operate—Health, safety, environment and community
Total Recordable Injury Frequency (TRIF) (a)	5.6	5.9	7.4
Community investment (US$M) (a)	197.8	141.0	103.4

(a)	See section 10 for glossary definitions.

Safety

We were deeply saddened and disappointed by the loss of seven colleagues due to work-related incidents during the year. Five of the fatalities were at our Western Australian iron ore business. In response, a number of initiatives aimed at improving safety performance have been introduced across the Group, in addition to a number of specific actions at BHP Billiton Iron Ore.

It is clear some of our sites have room to improve, however we are encouraged by the excellent performance delivered by many of our operations and the significant improvements shown by others.

We made an incremental improvement in Total Recordable Injury Frequency (which comprises fatalities, lost-time cases, restricted work cases and medical treatment cases per million hours worked) from 5.9 to 5.6 per million hours worked. This is almost half-way towards our target of a 50 per cent reduction on 2007 TRIF performance by 2012.

Health

We are progressing well with our health performance objectives. We had 215 new cases of occupational disease reported in FY2009, 51 fewer new cases compared with the FY2007 base year. The overall reduction in occupational disease since FY2007 is 27 per cent, which is on track to meet our target of a 30 per cent reduction in incidences in occupational disease among our employees by June 2012.

It is mandatory for BHP Billiton employees who may be potentially exposed to airborne substances or noise in excess of the BHP Billiton occupational exposure limits (OELs), to wear personal protective equipment. Compared with the FY2007 base year there was a 10 per cent reduction in the proportion of employees potentially exposed in excess of OELs in FY2009.

Environment

In FY2009, we experienced a six per cent decrease in our overall greenhouse gas emissions, mainly due to the closure of several operations.

We have five-year targets of a six per cent reduction in our greenhouse gas emissions intensity index and a 13 per cent reduction in our carbon-based energy intensity index, both by 30 June 2012. Our greenhouse intensity index is currently tracking at three per cent above our FY2006 base year. Our carbon-based energy intensity index is currently tracking at eight per cent above our FY2006 base year.

We own, manage or lease approximately six million hectares of land (excluding exploration and development projects). We have a five-year target of a 10 per cent improvement in our land rehabilitation index by 2012. This index is based on a ratio of land rehabilitated compared to our land footprint. In FY2009, the index decreased by three per cent due to the development of new operations in Australia and Chile.

We have a five-year target of a 10 per cent improvement in the ratio of water recycled to high quality water consumed by 30 June 2012. This is our water use index, which is currently tracking at eight per cent above our FY2007 base year.

We define a significant environmental incident as one with a severity rating of three or above based on our internal severity rating scale (tiered from one to five by increasing severity). There were no incidents meeting these criteria during FY2009.

Community

We continue to invest one per cent of our pre-tax profits in community programs, based on the average of the previous three years’ pre-tax profit publicly reported in each of those years. We established a new UK-based charitable company (BHP Billiton Sustainable Communities), registered with the UK Charities Commission, to help us manage our one per cent spend and enhance the programs that follow from this. During FY2009, our voluntary investment totalled US$197.8 million comprising cash, in-kind support and administrative costs and includes a US$60 million contribution to BHP Billiton Sustainable Communities.

Despite the global financial crisis, our direct expenditure on community programs during the year was similar to our expenditure in FY2008.

World-class assets

The quality and diversity of our tier one assets underpin the strength of our cash flows, leaving us well positioned to invest in growth and participate in opportunistic mergers and acquisitions, while continuing to deliver competitive returns to shareholders. FY2009 was characterised by changing market conditions, resulting in production adjustments to match decreased demand.

Actual production volumes for this year and the previous two years are shown below. Further details appear in section 2.3 of this Report.

	30 June 2009	30 June 2008	30 June 2007
World-class assets
Production
Total petroleum products (millions of barrels of oil equivalent)	137.19	129.50	116.19
Alumina (’000 tonnes)	4,396	4,554	4,460
Aluminium (’000 tonnes)	1,233	1,298	1,340
Copper (’000 tonnes)	1,207.1	1,375.5	1,250.1
Nickel (’000 tonnes)	173.1	167.9	187.2
Iron ore (’000 tonnes)	114,415	112,260	99,424
Metallurgical coal (’000 tonnes)	36,416	35,193	38,429
Energy coal (’000 tonnes)	68,206	80,868	87,025

Financial strength and discipline

Financial strength is measured by attributable profit and Underlying EBIT as overall measures, along with liquidity and capital management. Our solid ‘A’ credit rating and gearing and net debt are discussed in section 3.7.3 of this Report. The final dividend declared for FY2009 maintains our progressive dividend policy.

Project pipeline and growth options

Our project pipeline focuses on high-margin commodities that are expected to create significant future value. The details of our project pipeline are located in section 3.7.2 of this Report, with a summary presented below.

	30 June 2009	30 June 2008	30 June 2007
Project pipeline and growth options (major projects)
Number of projects approved during the year	4	7	3
Number of projects currently under development (approved in prior years)	8	6	12
Number of completed projects	7	10	1
Budgeted capital expenditure for projects (approved in the year) (US$M)	5,850	5,175	2,355
Budgeted capital expenditure for projects under development (approved in prior years) (US$M)	8,115	6,265	10,426
Capital expenditure of completed projects (US$M)	4,061	7,549	1,100

Included within the seven projects completed during FY2009 is the Alumar Refinery Expansion (alumina), which delivered first production on 9 July 2009. Subsequent to the financial year end, we announced the approval of the MAC 20 (energy coal) project at Hunter Valley Coal (Australia) operations.

3.4    External factors and trends affecting our results

The following section describes some of the external factors and trends that have had a material impact on our financial condition and results of operations. We operate our business in a dynamic and changing environment, and with information that is rarely complete and exact. We primarily manage the risks discussed in this section under our portfolio management approach, which relies on the effects of diversification, rather than individual price risk management programs. Details of our financial risk management strategies and financial instruments outstanding at 30 June 2009 may be found in note 30 ‘Financial risk management’ in the financial statements.

Management monitors particular trends arising in the external factors with a view to managing the potential impact of our future financial condition and results of operations. The following external factors could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

3.4.1    Commodity prices

The first half of FY2009 was typified by steep falls in prices, essentially across all commodity markets in which BHP Billiton operates. Spot prices for our commodities fell between 50 to 90 per cent over this period as an aggressive de-stocking occurred in all regions. Lower prices led to supply-side cuts of five to 25 per cent year on year across the commodity suite.

While demand in developed markets remains constrained, a brighter outlook has emerged recently from some of the developing markets. China and India demand returned earlier than many expected, as those economies began to re-stock. In China in particular, re-stocking coupled with stimulus package spending, fuelled strong real demand in key commodity-intensive industries such as infrastructure, construction and real estate. In the second half of FY2009, prices of commodities in which we operate increased by up to 90 per cent from the December 2008 lows. Despite the second half price rally, commodity prices at year end FY2009 were generally 20 to 60 per cent lower than at the start of FY2009.

The following table shows prices of our most significant commodities for each of the years ended 30 June 2009, 2008 and 2007. These prices represent the average quoted price except where indicated otherwise.

Commodity	2009	2008	2007
Crude oil (WTI) (US$/bbl)	70.49	96.98	63.00
Aluminium (LME) (1) (3mth) (US$/t)	1,920	2,718	2,699
Alumina (5) (US$/t)	255	391	307
Copper (LME) (1) (cash) (US$/lb)	2.23	3.53	3.21
Nickel (LME) (1) (US$/lb)	6.03	12.93	17.15
Iron ore (2)(3) (US$/dmtu)	0.97	1.4466	0.8042
Metallurgical coal (3)(4) (US$/t)	129	300	98
Manganese alloys (6) (US$/t)	1,842	2,142	963
Manganese ores (7) (US$/dmtu)	9.34	11.20	3.04
Energy coal (API4) (US$/t)	94.49	94.60	51.52

(1)	See section 10 for glossary definitions.

(2)	Newman fines price in Japan.

(3)	Price represents that set in April of the relevant fiscal year.

(4)	Prime hard coking coal worldwide.

(5)	CRU spot Australia.

(6)	Ryan’s Notes FOB US warehouse.

(7)	CRU China spot import 45% contained.

The following summarises the trends of our most significant commodities for FY2009.

Crude oil: The NYMEX WTI reached an all-time high of US$145/bbl in July 2008 and proceeded to steadily slide from then on to reach a low of US$33.87/bbl on 19 December 2008 as the progressively more negative global macroeconomic outlook and contracting demand led to some strengthening in the US dollar, all of which continuously tested OPEC’s ability to control prices. WTI has since risen to a peak of nearly US$73/bbl in early June as hopes of a pending recovery in the global economy, combined with a strong S&P 500 performance and OPEC production reductions, resulted in a sharp rally in benchmark prices despite sustained weakness in global oil demand.

Aluminium: Falling global demand for aluminium metal resulted in nearly 3.3 million tonnes entering LME warehouses in FY2009. Though the pace of LME stock deliveries slowed somewhat in the latter months of FY2009, exchange stocks stood at 4.4 million tonnes at the end of June 2009. This represented an all time high for LME aluminium stock levels. Standing at over 100 days, the stock to consumption ratio is, however, comparable to previous market downturns. The metal three-month price stood at US$3,135/tonne at the start of FY2009 but fell nearly 60 per cent to an annual low of US$1,288/tonne in late February 2009. Prices partially recovered, ending the year at US$1,651/tonne. The price recovery in the fourth quarter of FY2009 was largely due to the significant production cut backs initiated in the previous quarters. In June 2009, according to data from the International Aluminium Institute (IAI) and the National Bureau of Statistics (NBS) in China, annualised global smelter production had decreased by 4.2 million tonnes.

Alumina: At the start of FY2009, spot alumina prices were trading between US$420 and US$450/tonne FOB Australia. A steep drop off in demand following significant smelter closures ensured spot alumina prices fell steadily in the first half of FY2009. February was the low point for spot prices, with prompt available material changing hands for US$170/tonne FOB. Low prices encouraged several refineries in the Atlantic and in China to decrease production. According to the most recent industry data, global alumina production was down an annualised 9.1 million tonnes for FY2009. The removal of volume from the market helped push prices up by US$60/tonne to US$230/tonne FOB in June 2009.

Copper: Physical copper showed marked weakness throughout the first half of FY2009 with LME prices falling from an average US$3.81/lb in July 2008 to an average US$1.41/lb in December. LME stocks rose substantially from 122,000 tonnes to 340,000 tonnes during that time. Chinese consumer and strategic re-stocking, plus cathode for scrap substitution added to strong stimulus package-related demand in the second half of FY2009 and pushed prices up to an average US$2.27/lb in June. LME stocks had fallen back to 266,000 tonnes by year-end.

Nickel: Sluggish demand in the stainless steel industry caused LME nickel prices to continue the decline in the first half of FY2009. The average LME price in July 2008 was just over US$9.07/lb, with the December average below US$4.54/lb. LME stocks rose by 67 per cent over the first half, hitting a 14 year high above 110,000 tonnes in late May 2009 despite aggressive supply cut-backs from October 2008 onwards. Prices rallied in the last quarter of FY2009, reaching a high of US$7.26/lb at year-end. Restocking of both nickel and stainless steel in China, increased speculative activity, improving macro economic sentiment and US dollar weakness have primarily been responsible for this rally. A large number of nickel pig iron producers in China have re-entered the market as margins improved.

Iron ore: Demand-driven tightness drove benchmark contract settlements to record levels in July 2008, with spot prices in excess of US$180/t CFR. By October 2008, spot prices were back below US$70/t CFR as production cuts by most major steel producers severely curtailed iron ore demand. Spot prices in the second half of FY2009 have oscillated between US$63/t and US$85/t, with the low-side under-pinned by higher marginal production and transport costs, and the upside capped by still languishing global steel demand. Towards the end of FY2009, early signs of steel re-stocking in developed markets were driving improved iron ore demand in those regions. Australian iron ore benchmark prices were settled in parts of Asia and Europe at a 33 per cent reduction for fines and a 44 per cent reduction for lump.

Metallurgical coal: Record high benchmark prices and even higher spot prices were observed early in FY2009. However, by the end of the first half of FY2009, the protracted deterioration in steel market demand saw many customers formally requesting cancellation of contract tonnages and a number of producers, including BHP Billiton, announcing production cutbacks. As a consequence of the reduced demand, spot prices fell markedly and only import demand from China provided the pricing support that enabled benchmark prices to be set at US$128-129/t for premium hard coking coal. Spot prices fell below this level on a FOB equivalent basis in the third quarter but have strengthened above this level at the financial year-end on increased demand in China and India, and with the first signs of re-stocking demand from the traditional seaborne market in Europe and Japan. Industry spot shipments towards the end of FY2009 were being settled at premiums of between five and 25 per cent above the Japanese benchmark.

Manganese alloys and ores: Manganese alloy prices declined across the whole financial year driven by customer de-stocking and low levels of steel production in all regions. Manganese ore spot prices (CIF China) increased sharply due to high demand until October 2008. Thereafter, manganese ore prices declined rapidly from November 2008 due to demand slowing down, resulting in oversupply. Prices and volumes for alloy started to pick up from a low base in late June 2009. Underlying manganese ore demand started to recover by early the third quarter of FY2009 and de-stocking accelerated before levelling out at the end of FY2009.

Energy coal: Record high prices of around US$190/t were observed in early July 2008 in the energy coal market, but these declined driven by low demand for coal in March and April 2009 due to milder weather in Europe, and general negative macroeconomic sentiment. Prices reached a low of around US$60/t before Chinese power generators took advantage of the low import prices relative to domestic prices and absorbed much of the oversupply. With Indian demand also increasing Pacific prices stabilised at US$60-75/t over May-June and sales have recently occurred at a US$10-15/t premium over Atlantic prices.

The following table indicates the estimated impact on FY2009 profit after taxation of changes in the prices of our most significant commodities. With the exception of price-linked costs, the sensitivities below assume that all other variables, such as exchange rate, costs, volumes and taxation, remain constant. There is an inter-relationship between changes in commodity prices and changes in currencies that is not reflected in the sensitivities below. Volumes are based on FY2009 actual results and sales prices of our commodities under a mix of short-, medium- and long-term contracts. Movements in commodity prices can cause movements in exchange rates and vice versa. These sensitivities should therefore be used with care.

US$M
Estimated impact on FY2009 profit after taxation of changes of:
US$1/bbl on oil price	37
US¢1/lb on aluminium price	24
US¢1/lb on copper price	24
US¢1/lb on nickel price	2
US$1/t on iron ore price	74
US$1/t on metallurgical coal price	22
US$1/mtu manganese ore	82
US$1/t on manganese alloy	0.3
US$1/t on energy coal price	9

The impact of the commodity price movements in FY2009 is discussed in section 3.6 ‘Operating results’.

3.4.2    Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases as we believe that active currency hedging does not provide long-term benefits to our shareholders. Because a majority of our sales are denominated in US dollars, and the US dollar plays a dominant role in our business, we borrow and hold surplus cash predominantly in US dollars to provide a natural hedge. Operating costs and costs of local equipment are influenced by the fluctuations in the Australian dollar, South African rand, Chilean peso and Brazilian real. Foreign exchange gains and losses reflected in operating costs owing to fluctuations in the abovementioned currencies relative to the US dollar may potentially offset one another. The Australian dollar, Chilean peso and Brazilian real weakened against the US dollar during FY2009, while the South African rand was relatively unchanged.

We are also exposed to exchange rate translation risk in relation to net monetary liabilities, being our foreign currency denominated monetary assets and liabilities, including debt and other long-term liabilities (other than closure and rehabilitation provisions at operating sites where foreign currency gains and losses are capitalised in property, plant and equipment).

Details of our exposure to foreign currency fluctuations are contained within note 30 ‘Financial risk management’ to the financial statements.

3.4.3    Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US dollar floating interest rate basis. Deviation from our policy requires the prior approval of our Financial Risk Management Committee, and is managed within our Cash Flow at Risk (CFaR) limit, which is described in note 30 ‘Financial risk management’ in the financial statements. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure. As at 30 June 2009, we had US$8.3 billion of fixed interest borrowings that had not been swapped to floating rates, arising principally from debt raised during the financial year that has not been converted back to floating rates and legacy positions that were in existence prior to the merger that created the DLC structure. Our strategy has not changed and we intend to swap the fixed interest rate debt raised during FY2009 to floating interest rates when conditions to do so are appropriate. Since 30 June 2009 we have commenced swapping the fixed rate debt raised during the year to floating rates.

3.4.4    Changes in product demand

Over the past financial year, the global economy has deteriorated rapidly as a result of a significant decline in consumer demand stemming from the financial crisis. This impacted all countries through lower levels of trade, compounded by falls in private investment. Although economic data over recent months indicates a stabilisation across many key indicators, in general, economic indicators remain weak by past standards and any assumption of a quick return to historical trend growth may be premature.

Government initiated economic stimulus packages have steadied the financial markets in the developed and developing economies. Bank funding costs dropped from their record highs in October 2008 to more normal levels by the end of June 2009. However, credit growth across developed economies remains weak as households and businesses attempt to take the risk out of their balance sheets. Unemployment is still rising in many economies, albeit at a slower rate.

As with all economic stimulus policies, the degree of support will be difficult to measure and there remains uncertainty about economic growth beyond the period of each specific program. In China, the response has been a sharp increase in investment that has accelerated a range of existing infrastructure and construction projects. This has provided strong support to short-term economic growth.

If the recent stabilisation in the key indicators persists, many economies will improve economic output over the short term to rebuild inventory. However, structural economic problems will take time to correct and may hold back growth over the medium term.

3.4.5    Operating costs and capital expenditure

The rate of cost increase experienced in prior periods has moderated in the second half of FY2009. However, despite changing market conditions and the dramatic economic downturn, prices remain high for some of our key input products. As input costs fall, the benefit is lagged due to the length of some supplier contracts. Achieving cost efficiencies continues to be critical in our business, and we continue to do so through various cost containment projects, knowledge-sharing across operations and strong supplier relationships.

Our commitment to long-term growth and shareholder value remains unchanged, and we continued to invest strongly in capital expenditure and growth projects. Details of our growth projects can be found in section 3.7.2.

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

3.4.7    Health, safety, environment and community

As the world’s largest diversified natural resources company, our operations touch every corner of the globe. We embrace our responsibility to work towards making a contribution to the long-term sustainability of the communities in which we operate. We remain committed to ensuring the safety of our people and respecting the environment and the communities where we work.

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

3.4.8    Insurance

During FY2009 we maintained an insurance program with policies encompassing property damage, business interruption, public and certain other liabilities and directors and officers’ exposures. The program includes a combination of self-insurance via subsidiary captive insurance companies, industry mutuals and external market re-insurance. Mandates are established as to risk retention levels, policy cover and re-insurance counterparties. These are reviewed annually.

During FY2009, as part of our portfolio risk management policy, we conducted an assessment of loss experience, claims received and insurance premiums paid. Effective from 1 July 2009, we have moved to a largely self-insurance based risk retention strategy for property damage and business interruption losses. Any losses incurred will consequently impact the financial statements as they arise.

We internally insure our operations (for wholly-owned assets and for our share of joint venture assets) for property damage and business interruption via our captive insurance companies.

3.5    Application of critical accounting policies

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and costs during the periods presented therein. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, revenue and costs. Management bases its estimates and judgements on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

We have identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods:

•	reserve estimates

•	exploration and evaluation expenditure

•	development expenditure

•	property, plant and equipment—recoverable amount

•	defined benefit pension schemes

•	provision for closure and rehabilitation

•	taxation.

In accordance with IFRS, we are required to include information regarding the nature of the judgements and estimates and potential impacts on our financial results or financial position in the financial statements. This information can be found in note 1 ‘Accounting policies’ in the financial statements.

3.6    Operating results

3.6.1    Consolidated results

Year ended 30 June 2009 compared with year ended 30 June 2008

Our 2009 financial year results demonstrate the success of our strategy in delivering a consistently strong performance throughout the cycle. Our portfolio of long-life, low-cost and diversified assets continued to yield strong margins and cash flows, despite the pressures of the current economic environment. Our low financial and operational leverage and a strong balance sheet enabled us to continue to invest in future growth.

The past year encompassed both record commodity prices in many products and a collapse in demand, exacerbated by dramatic movements in inventory levels. While the impact of weaker commodity prices and collapsing demand presented a major challenge to many companies, our Underlying EBIT margin and return on capital remained very healthy at 40.1 per cent and 24.6 per cent respectively.

While Underlying EBIT decreased by 25.0 per cent to US$18,214 million, we generated record net operating cash flows (up six per cent to US$18,863 million). The outstanding cash flow result has allowed us to reduce our net debt to US$5,586 million and continue to invest strongly in our capital and exploration programs (US$10,735 million).

The Group’s financial strength has been a clear competitive advantage during the severe economic downturn. It leaves us well positioned to invest in growth and participate in opportunistic mergers and acquisitions. The Western Australia Iron Ore production joint venture with Rio Tinto is an example of our focused pursuit of capacity growth in tier one assets. More importantly for our shareholders, our balance sheet strength has allowed us to maintain our progressive dividend policy, increasing our full year dividend by 17.1 per cent to 82 US cents per share.

Nevertheless, we were not insulated from the swift and dramatic economic downturn and took decisive actions in response to changing market conditions. This included the decision not to proceed with the Rio Tinto takeover offers, production adjustments to match decreased demand, the suspension and sale of cash negative operations and deferral of lower priority capital expenditures.

Our profit attributable to members of BHP Billiton of US$5.9 billion represents a decrease of 61.8 per cent from the corresponding period. Attributable profit excluding exceptional items of US$10.7 billion represents a decrease of 30.2 per cent from the corresponding period.

Revenue was US$50.2 billion, a decrease of 15.6 per cent from US$59.5 billion in the corresponding period.

On 12 August 2009, the Board declared a final dividend of 41 US cents per share, thus bringing the total dividends declared for FY2009 to 82 US cents per share.

Year ended 30 June 2008 compared with year ended 30 June 2007

Our profit attributable to members of BHP Billiton of US$15.4 billion represented an increase of 14.7 per cent over FY2007. Attributable profit excluding exceptional items of US$15.4 billion represented an increase of 12.4 per cent over FY2007. It was our seventh consecutive record annual result, with record Underlying EBIT generated by the Petroleum, Base Metals, Iron Ore, Manganese and Energy Coal CSGs.

Revenue was US$59.5 billion, up 25.3 per cent from US$47.5 billion in FY2007.

On 18 August 2008, the Board declared a final dividend of 41 US cents per share, thus bringing the total dividends declared for FY2008 to 70 US cents per share. During the year, 96,904,086 shares, or 1.7 per cent of the issued share capital of the Group, were repurchased. Capital management initiatives are discussed in section 3.7.6 of this Report.

Underlying EBIT

In discussing the operating results of our business, we focus on a non-GAAP (IFRS or US) financial measure we refer to as ‘Underlying EBIT’. Underlying EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets, and substantial components of our tax and interest charges are levied at a Group, rather than an operational, level. Underlying EBIT is calculated as earnings before interest and taxation (EBIT), which is referred to as ‘profit from operations’ in the income statement, excluding the effects of exceptional items.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period and provide clarity into the underlying performance of our operations. Our management monitors exceptional items separately.

Underlying EBIT is not a measure that is recognised under IFRS and it may differ from similarly titled measures reported by other companies.

The following table reconciles Underlying EBIT to profit from operations for the years ended 30 June 2009, 2008 and 2007.

Year ended 30 June	2009	2008	2007
	US$M	US$M	US$M
Underlying EBIT	18,214	24,282	20,067
Exceptional items (before taxation)	(6,054)	(137)	(343)

Profit from operations (EBIT)	12,160	24,145	19,724

The following tables and commentary describe the approximate impact of the principal factors that affected Underlying EBIT for FY2009 and FY2008.

	US$M	US$M
Year ended 30 June 2008		24,282
Change in volumes:
Increase in volumes	158
Decrease in volumes	(2,523)

		(2,365)
Net price impact:
Change in sales prices	(3,994)
Price-linked costs	12

		(3,982)
Change in costs:
Costs (rate and usage)	(2,528)
Exchange rates	2,456
Inflation on costs	(601)

		(673)
Asset sales		(81)
Ceased and sold operations		15
New and acquired operations		(158)
Exploration and business development		(104)
Other		1,280

Year ended 30 June 2009		18,214

	US$M	US$M
Year ended 30 June 2007		20,067
Change in volumes:
Increase in volumes	805
Decrease in volumes	(596)
New operations	1,619

		1,828
Net price impact:
Change in sales prices	6,693
Price-linked costs	(134)

		6,559
Change in costs:
Costs (rate and usage)	(1,183)
Exchange rates	(1,133)
Inflation on costs	(532)

		(2,848)
Asset sales		28
Ceased and sold operations		(154)
Exploration and business development		(404)
Other		(794)

Year ended 30 June 2008		24,282

Year ended 30 June 2009 compared with year ended 30 June 2008

Profit from operations (EBIT) for FY2009 was US$12.2 billion, compared with US$24.1 billion in the corresponding period, a decrease of 49.6 per cent. Underlying EBIT for FY2009 was US$18.2 billion, compared with US$24.3 billion, a decrease of 25.0 per cent.

Volumes

Lower sales volumes, predominantly in Base Metals and Manganese, reduced Underlying EBIT by US$2,523 million. Copper sales volumes were impacted by lower ore grade and reduced output from milling operations at Escondida (Chile). Manganese sales volumes decreased significantly due to weaker demand.

This was partially offset by stronger volumes, predominantly in Iron Ore, which increased Underlying EBIT by US$158 million.

Prices

Underlying EBIT decreased by US$3,994 million (excluding the impact of newly commissioned projects) due to changes in commodity prices. Lower average realised prices for commodities such as crude oil, copper, nickel, aluminium, alumina and diamonds reduced Underlying EBIT by US$10,193 million. Despite the prices rallying in the second half of the financial year, spot commodity prices as at 30 June 2009 were generally 20 to 60 per cent lower than at the start of the financial year. This was partially offset by higher average realised prices for metallurgical coal, iron ore, manganese and thermal coal, which increased Underlying EBIT by US$6,199 million.

Price-linked costs were largely in line with the corresponding period. Decreased charges for third party nickel ore and more favourable rates for copper treatment and refining charges (TCRCs) were offset by higher royalty costs.

Additional detail on the effect of price changes appears in section 3.4.1.

Costs

Costs increased by US$2,528 million compared with the corresponding period. This included the impact of higher non-cash costs of US$153 million. Approximately US$601 million of the increase was due to higher costs for fuel and energy, and raw materials such as coke, sulphuric acid, pitch and explosives. In addition, labour and contractor costs have increased by US$578 million. Costs associated with the FY2008 severe weather interruptions in Queensland and the furnace rebuild at the Kalgoorlie Nickel Smelter (Australia), had an adverse impact of US$561 million.

The bulk of the cost increases took place in the first half of the financial year. Discretionary costs previously incurred to maximise production to realise high prices in the first half of the financial year were successfully reduced. We have also successfully negotiated lower contract prices for some of our key supply contracts.

While we continue to focus on cost containment, the benefits of falling input prices will have a lagged effect on reducing costs.

Exchange rates

Despite the recent strength in the Australian dollar and South African rand versus the US dollar, exchange rate movements positively impacted Underlying EBIT by US$2,456 million. The Australian operations’ Underlying EBIT increased by US$2,085 million due to a generally weaker Australian dollar. The depreciation of the South African rand also positively impacted Underlying EBIT by US$225 million.

Average and closing exchange rates for FY2009 and FY2008 are detailed in note 1 to the financial statements.

Inflation on costs

Inflationary pressures on input costs across all our businesses had an unfavourable impact on Underlying EBIT of US$601 million. The inflationary pressures were most evident in Australia, South Africa and South America.

Asset sales

The sale of assets reduced Underlying EBIT by US$81 million. This was mainly due to the sale of the Elouera mine (Illawarra Coal, Australia) and other Queensland Coal mining leases in the corresponding period. However, this was in part offset by the profit on sale of petroleum leases located offshore of Western Australia.

Ceased and sold operations

The favourable impact of US$15 million was mainly due to higher insurance recoveries for closed operations.

New and acquired operations

New and acquired operations represents the effect on Underlying EBIT of acquisitions and new greenfield operations during the period between acquisition or commissioning and the end of the fiscal year at which a full year of comparative financial information is available. Atlantis (US) and Stybarrow (Australia) operations, which were commissioned in FY2008, contributed to a negative variance of US$258 million. This was due to lower realised prices, partially offset by higher sales volumes. The Shenzi and Neptune (both US) operations, which were commissioned during FY2009 generated US$100 million Underlying EBIT during the 2009 financial year.

Exploration and business development

Exploration expense for the year was US$1,074 million, an increase of US$168 million. The main expenditure for Petroleum was on targets in the Gulf of Mexico (US), Malaysia and Australia. We are also progressing with minerals exploration activities in Western Australia Iron Ore and potash in Saskatchewan, Canada. During the financial year, we incurred US$94 million of exploration expense for potash.

Expenditure on business development was US$64 million lower than last year. This was mainly due to lower spending on the pre-feasibility study for the Olympic Dam expansion project and business development activities for diamonds projects. The draft Environmental Impact Statement (EIS) for the Olympic Dam expansion has been submitted to the federal, South Australian and Northern Territory governments for review. Project activities have been modified to that necessary to support the approvals process and the study of a number of mining and processing technology options.

Other

Other items increased Underlying EBIT by US$1,280 million, US$887 million of which was due to the contribution of third party product sales and the reversal of unrealised losses on derivative contracts.

Year ended 30 June 2008 compared with year ended 30 June 2007

Profit from operations (EBIT) for FY2008 was US$24.1 billion, compared with US$19.7 billion in FY2007, an increase of 22.4 per cent. Underlying EBIT for FY2008 was US$24.3 billion, compared with US$20.1 billion in FY2007, an increase of 21.0 per cent.

Base Metals, Iron Ore, Manganese and Energy Coal had record Underlying EBIT at a time when prices were high, reflecting strong demand. In Petroleum, newly commissioned projects in fiscally stable regimes, 93.8 per cent operational up time and record high prices led to record Underlying EBIT. The following commentary details the approximate impact of the principal factors that affected EBIT and Underlying EBIT for FY2008 when compared with FY2007.

Volumes

Strong volume growth reflected our commitment to deliver more product, more quickly to our customers. During FY2008, we delivered strong growth in sales volumes, allowing us to take advantage of the continued strong customer demand.

Newly commissioned petroleum projects and the continued ramp-up of the Spence (Chile) and Pinto Valley (US) copper projects contributed US$1,619 million to Underlying EBIT.

Higher sales volumes of copper, iron ore, manganese ore, energy coal, diamonds, alumina and aluminium increased Underlying EBIT by US$805 million. This was partially offset by lower nickel and metallurgical coal volumes, as well as oil and gas volumes from existing operations.

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

Costs

Strong global demand for resources continued to provide cost challenges for the whole industry. This was mainly due to shortages of skilled labour and rising prices for other inputs such as diesel, coke and explosives. However, our world-class orebodies, strong supplier relationships, systems and capabilities of our people provided some relief against cost increases. In this environment, costs for the Group increased by US$1,183 million.

Approximately US$575 million of this increase in costs was due to higher fuel, energy and raw materials costs. Severe weather interruptions in Queensland also had an adverse cost impact. Other areas of cost increase included labour and contractor charges and shipping and freight costs. Our continued focus on the Business Excellence improvement program delivered US$225 million of cost reductions.

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

Ceased and sold operations

The unfavourable impact of US$154 million was mainly due to lower insurance recoveries and movements in the closure and rehabilitation provisions for closed operations in FY2007.

Exploration and business development

We continued to focus on finding new long-term growth options for our business. Exploration expense was US$906 million during FY2008, an increase of US$284 million. We increased activity on nickel targets in Western Australia, Guatemala, Indonesia and the Philippines, on diamond targets in Angola and iron ore targets in Western Australia. The main expenditure for the Petroleum CSG was on targets in the Gulf of Mexico, Colombia and Australia.

Expenditure on business development was US$119 million higher than FY2007, mainly due to the pre-feasibility study on the Olympic Dam expansion along with earlier stage activities in Base Metals and Iron Ore.

Other

Other items decreased Underlying EBIT by US$794 million. The startup of operations at Ravensthorpe and the Yabulu Expansion Project (both Australia) adversely impacted earnings by US$313 million and contribution from third party trading was US$458 million lower compared with FY2007.

Net finance costs

Year ended 30 June 2009 compared with year ended 30 June 2008

Net finance costs decreased to US$543 million, from US$662 million in the corresponding period. This was driven predominantly by lower interest rates and foreign exchange impacts, partly offset by lower capitalised interest.

Year ended 30 June 2008 compared with year ended 30 June 2007

Net finance costs increased to US$662 million, from US$512 million in FY2007. This was driven predominately by lower capitalised interest and foreign exchange impacts.

Taxation expense

Year ended 30 June 2009 compared with year ended 30 June 2008

The taxation expense including tax on exceptional items was US$5,279 million. This represents an effective rate of 45.4 per cent on profit before tax, including exceptional items, of US$11,617 million. Excluding the impacts of exceptional items the taxation expense was US$6,488 million.

Exchange rate movements increased the taxation expense by US$444 million. The weaker Australian dollar against the US dollar has significantly reduced the Australian deferred tax assets for future tax depreciation since 30 June 2008. This was partly offset by the devaluation of local currency tax liabilities due to the stronger US dollar. Royalty-related taxation represents an effective rate of 4.3 per cent for the current period.

Excluding the impacts of royalty-related taxation, the impact of exchange rate movements included in taxation expense and tax on exceptional items, the underlying effective rate was 31.4 per cent.

Year ended 30 June 2008 compared with year ended 30 June 2007

The total taxation expense on profit before tax was US$7,521 million, representing an effective tax rate of 32.0 per cent (calculated as total taxation expense divided by profit before taxation).

Excluding the impacts of royalty-related taxation, non-tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments and exceptional items, the underlying effective tax rate was 30.4 per cent, compared with the UK and Australian statutory tax rate (28 and 30 per cent respectively). Royalty-related taxation represents an effective rate of 3.1 per cent for FY2008.

Exceptional items

Year ended 30 June 2009

On 21 January 2009, we announced the suspension of operations at the Ravensthorpe nickel operations (Australia) and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu

(Australia). As a result, charges relating to impairment, increased provisions for contract cancellation, redundancy and other closure costs of US$3,615 million (US$1,076 million tax benefit) were recognised. This exceptional item does not include the loss from operations of Ravensthorpe nickel operations of US$173 million.

On 3 July 2009, we announced the sale of the Yabulu nickel operations. As a result, impairment charges of US$510 million (US$ nil tax benefit) were recognised in addition to those recognised on suspension of the Ravensthorpe nickel operations. As a result of the sale, deferred tax assets of US$175 million are no longer expected to be realised by the Group and were recognised as a charge to income tax expense. The remaining assets and liabilities of the Yabulu operations have been classified as held for sale as at 30 June 2009.

As part of our regular review of the long-term viability of operations, a total charge of US$665 million (US$23 million tax expense) was recognised primarily in relation to the decisions to cease development of the Maruwai Haju trial mine (Indonesia), sell the Suriname operations, suspend copper sulphide mining operations at Pinto Valley (US) and cease the pre-feasibility study at Corridor Sands (Mozambique). The remaining assets and liabilities of the Suriname operations have been classified as held for sale as at 30 June 2009.

A further charge of US$306 million (US$86 million tax benefit) was recognised primarily in relation to the deferral of expansions at the Nickel West operations (Australia), deferral of the Guinea Alumina project (Guinea) and the restructuring of the Bayside Aluminium Casthouse operations (South Africa).

We recognised a charge of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to changes in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in estimated treatment costs.

Our offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it believed that completion of the offers was no longer in the best interests of BHP Billiton shareholders. We incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$31 million tax benefit), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$294 million cost, US$62 million tax benefit) up to the lapsing of the offers, which have been expensed in the year ended 30 June 2009.

Refer to note 3 ‘Exceptional items’ in the financial statements for more information.

Year ended 30 June 2009	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,615)	1,076	(2,539)
Announced sale of Yabulu refinery	(510)	(175)	(685)
Withdrawal or sale of other operations	(665)	(23)	(688)
Deferral of projects and restructuring of operations	(306)	86	(220)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	93	(357)

	(6,054)	1,209	(4,845)

Exceptional items by segment
Aluminium	(313)	14	(299)
Base Metals	(295)	(14)	(309)
Diamonds and Specialty Products	(70)	—	(70)
Stainless Steel Materials	(4,332)	964	(3,368)
Metallurgical Coal	(86)	—	(86)
Group and unallocated	(958)	245	(713)

	(6,054)	1,209	(4,845)

Year ended 30 June 2008

Tax losses incurred by WMC Resources Ltd (WMC), acquired by BHP Billiton in June 2005, were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Taxation Office. A ruling was issued during FY2008 confirming the availability of those losses. This resulted in the recognition of a deferred tax asset (US$197 million) and a consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current Australian dollar/US dollar exchange rates. As a further consequence, the Group recognised an expense of US$137 million for a corresponding reduction in goodwill measured at the Australian dollar/US dollar exchange rate at the date of acquisition.

Year ended 30 June 2007

Impairment of South African coal operations—As part of our regular review of asset carrying values, a charge of US$176 million (before a taxation benefit of US$34 million) was recorded in relation to coal operations in South Africa.

Newcastle Steelworks rehabilitation—We recognised a charge of US$167 million (before a taxation benefit of US$50 million) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations related to increases in the volume of sediment in the Hunter River requiring remediation and treatment and increases in treatment costs.

3.6.2    Customer Sector Group summary

The following table provides a summary of the Customer Sector Group revenues and results for FY2009 and the two prior corresponding periods.

Revenues: (1)

Year ended 30 June	2009	2008	2007
	US$M	US$M	US$M
Petroleum (2)	7,211	8,382	5,141
Aluminium	4,151	5,746	5,879
Base Metals	7,105	14,774	12,635
Diamonds and Specialty Products	896	969	893
Stainless Steel Materials	2,355	5,088	6,901
Iron Ore	10,048	9,455	5,524
Manganese	2,536	2,912	1,244
Metallurgical Coal	8,087	3,941	3,769
Energy Coal	6,524	6,560	4,576
Group and unallocated items (2)(3)	1,298	1,646	911

BHP Billiton Group	50,211	59,473	47,473

Results: (1)

Year ended 30 June	2009			2008			2007
	Profit from operations (EBIT)	Adjustments in arriving at Underlying EBIT	Underlying EBIT	Profit from operations (EBIT)	Adjustments in arriving at Underlying EBIT	Underlying EBIT	Profit from operations (EBIT)	Adjustments in arriving at Underlying EBIT	Underlying EBIT
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Petroleum (2)	4,085	—	4,085	5,485	—	5,485	3,010	—	3,010
Aluminium	(121)	313	192	1,465	—	1,465	1,856	—	1,856
Base Metals	997	295	1,292	7,890	99	7,989	6,875	—	6,875
Diamonds and Specialty Products	75	70	145	189	—	189	197	—	197
Stainless Steel Materials	(5,186)	4,332	(854)	1,237	38	1,275	3,675	—	3,675
Iron Ore	6,229	—	6,229	4,631	—	4,631	2,728	—	2,728
Manganese	1,349	—	1,349	1,644	—	1,644	253	—	253
Metallurgical Coal	4,625	86	4,711	937	—	937	1,247	—	1,247
Energy Coal	1,460	—	1,460	1,057	—	1,057	305	176	481
Group and unallocated items (2)(3)	(1,353)	958	(395)	(390)	—	(390)	(422)	167	(255)

BHP Billiton Group	12,160	6,054	18,214	24,145	137	24,282	19,724	343	20,067

(1)	Includes the sale of third party product.

(2)	Revenue that is not reported in business segments principally includes sales of freight and fuel to third parties. Sales of fuel were previously reported as part of Petroleum. This change better reflects management responsibilities for these activities. Comparatives have been restated for all periods presented. The change in presentation results in revenues of US$994 million for the year ended 30 June 2009 (2008: US$1,165 million; 2007: US$744 million), being reported in Group and unallocated rather than Petroleum. The impact on profit from operations for Petroleum was immaterial.

(3)	Includes consolidation adjustments, unallocated items and external sales for the Group’s freight, transport and logistics operations and certain closed operations.

The changes in revenue, profit from operations (EBIT) and Underlying EBIT are discussed below. The changes in the non-GAAP measure of Underlying EBIT also apply to the GAAP measure except where noted.

Petroleum

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$7,211 million for FY2009, a decrease of US$1,171 million, or 14 per cent from the corresponding period. This was mainly due to lower average realised prices for petroleum products.

Total production for FY2009 was 137.2 million barrels of oil equivalent (boe) compared with total production in the corresponding period of 129.5 million boe. Strong annual production growth was due to delivery of new projects and ongoing focus on driving base performance. First production was achieved for five projects—Neptune, Shenzi and Atlantis North (all US), North West Shelf Train 5 and Angel (both Australia). This strong growth was achieved despite the impact of hurricanes and natural field declines.

Both EBIT and Underlying EBIT were US$4,085 million, a decrease of US$1,400 million, or 25.5 per cent over the corresponding period. There were no exceptional items in the current or prior period. The decrease was due mainly to lower average realised prices for petroleum products, with lower average realised oil prices per barrel of US$66.18 (compared with US$96.27), lower average realised natural gas prices of US$3.68 per thousand standard cubic feet (compared with US$3.87) partially offset by higher average realised prices for liquefied natural gas of US$12.07 per thousand standard cubic feet (compared with US$8.95) and increased production.

Gross expenditure on exploration was US$548 million, US$144 million lower than last year. Exploration expenditure charged to profit was US$400 million. We have continued to replenish our exploration inventory and acquired exploration rights to seven deepwater blocks offshore Western India and were awarded an additional 28 leases in the Gulf of Mexico lease sale process. Evaluation work has commenced, or continues, on the significant acreage position we have acquired over recent years.

In addition, for the third consecutive year we achieved greater than 100 per cent reserve replacement.

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$8,382 million for FY2008, an increase of US$3,241 million, or 63.0, per cent over FY2007. This was mainly due to higher average realised prices for petroleum products.

Total production for FY2008 was 129.5 million barrels of oil equivalent (boe) compared with total production in FY2007 of 116.2 million boe. Strong growth in production was achieved due to the newly commissioned Stybarrow (Australia), Genghis Khan and Atlantis (both US), excellent operated performance and record natural gas volumes. Ramp-up of these projects and future growth options continued to increase the weighting of high margin liquids in our portfolio mix.

Both EBIT and Underlying EBIT were US$5,485 million, an increase of US$2,475 million, or 82.2, per cent over FY2007. There were no exceptional items in FY2008 or FY2007. The increase was due mainly to higher average realised prices for petroleum products, with higher average realised oil prices per barrel of US$96.27 (compared with US$63.87), higher average realised natural gas prices of US$3.87 per thousand standard cubic feet (compared with US$3.19) and higher average realised prices for liquefied natural gas of US$8.95 per thousand standard cubic feet (compared with US$6.97).

Gross expenditure on exploration was US$692 million, US$297 million higher than FY2007. Exploration expenditure charged to profit was US$359 million, including US$47 million of previously capitalised expenditure. During FY2008, we successfully captured significant acreage in the Gulf of Mexico lease sale process, made the large Thebe gas discovery (offshore Australia) and continued to build a solid portfolio of opportunities with seismic data acquired in Colombia, Malaysia, Falklands, Australia and the deepwater Gulf of Mexico.

Aluminium

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$4,151 million for FY2009, a decrease of US$1,595 million, or 27.8 per cent, from the corresponding period.

Total alumina production of 4,396,000 tonnes in FY2009 decreased from 4,554,000 tonnes in FY2008 mainly due to lower production at Worsley as a result of gas curtailments impacting calcination. Aluminium smelter production decreased from 1,298,000 tonnes in FY2008 to 1,233,000 tonnes in FY2009 mainly due to the closure of potlines B and C at Bayside.

EBIT was a loss of US$121 million, a decrease of US$1,586 million, or 108.3 per cent, from the corresponding period. Exceptional items totalled US$313 million and comprise charges related to the decision to sell the Suriname operations, the restructuring of the Bayside Aluminium casthouse operations (South Africa) and deferral of the Guinea Alumina project (Guinea).

Underlying EBIT was US$192 million, a decrease of US$1,273 million or 86.9 per cent from the corresponding period. Lower LME prices and premiums for aluminium had an unfavourable impact of US$1,293 million. This was partially offset by a US$131 million positive impact of price-linked costs. The average LME aluminium price decreased to US$1,862 per tonne compared with last year’s price of US$2,668 per tonne. The average realised alumina prices were US$281 per tonne.

Higher operating costs also had an adverse impact. This was due to higher charges for raw materials, mainly as a result of increased coke and caustic prices and higher energy costs. EBIT was also adversely impacted by the closure of the B and C potlines at Bayside in FY2008. However, the benefit of a stronger US dollar and a strong focus on business improvement initiatives reduced the full impact of cost increases.

Favourable embedded derivatives revaluation increased Underlying EBIT by US$170 million. This relates primarily to electricity contracts where the price is linked to the LME aluminium price.

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$5,746 million for FY2008, a decrease of US$133 million, or 2.3 per cent, from FY2007.

Full year production records were achieved at Worsley (Australia), Paranam (Suriname) and Alumar (Brazil) increasing total alumina production to 4,554,000 tonnes in FY2008, from 4,460,000 tonnes in FY2007. However, southern African smelters operated at reduced levels to comply with the mandatory reduction in power consumption, reducing aluminium smelter production from 1,340,000 tonnes in FY2007 to 1,298,000 tonnes in FY2008.

Both EBIT and Underlying EBIT were US$1,465 million, a decrease of US$391 million, or 21 per cent, from FY2007. Unfavourable exchange rate movements as a result of a weaker US dollar and foreign exchange gains in the prior period associated with the Alumar (Brazil) refinery expansion had a negative impact on Underlying EBIT. The average LME aluminium price of US$2,668 per tonne was in line with FY2007’s price of US$2,692 per tonne.

Underlying EBIT was adversely impacted by inflationary pressures and industry-wide cost escalation for energy and fuel, coke, pitch and caustic soda. The closure of Potlines B and C at Bayside also reduced Underlying EBIT. However, an intensive focus on cost containment through various Business Excellence initiatives mitigated the full impact of cost increases.

Base Metals

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$7,105 million for FY2009, a decrease of US$7,669 million, or 51.9 per cent, from the corresponding period. This revenue decrease was mainly attributable to lower LME prices for copper, zinc, lead and silver, and lower sales volumes.

Payable copper production decreased by 12.2 per cent to 1.207 million tonnes compared with 1.375 million tonnes in the corresponding period. Zinc production was 163.2 kilo tonnes, an increase of 12.9 per cent compared with the corresponding period due to better grades and an increased proportion of ore containing zinc at Antamina (Peru). Attributable uranium production at Olympic Dam (Australia) was 4,007 tonnes for the period compared with 4,144 tonnes for the corresponding period due to a drop in grade. Silver production was 41.3 million ounces compared with 43.5 million ounces in the corresponding period. Lead production was 230.1 kilo tonnes for the period compared with 253.1 kilo tonnes in the corresponding period.

While payable copper production was lower, record copper cathode production was achieved as a result of the continued ramp-up of Escondida Sulphide Leach and Spence (Chile). Payable copper production was also impacted by the decision to place the Pinto Valley sulphide mining and milling operations (US) in a state of care and maintenance. This occurred in response to the global economic slowdown. Volume was further impacted by declining head grades at Escondida (Chile) and an electrical motor failure at the Laguna Seca SAG Mill. A correction to the SAG Mill problem was completed in the first quarter of FY2010.

EBIT was US$997 million, a decrease of US$6,893 million, or 87.4 per cent, from the corresponding period. The FY2009 result included exceptional charges of US$295 million, resulting from decisions to place Pinto Valley in care and maintenance and also scale back Olympic Dam Expansion project activity to that necessary to support the approvals process and the study of a number of mining and technology process options. Underlying EBIT was US$1,292 million, a decrease of US$6,697 million, or 83.8 per cent, from the corresponding period. This decrease was predominantly attributable to the decline of prices across commodities, especially copper. The LME price for copper averaged US$2.23/lb compared with US$3.53/lb in the corresponding period, or a decline of 36.8 per cent. The impact of lower prices for copper, zinc, lead and silver in FY2009 reduced Underlying EBIT by US$5,532 million. Lower sales volumes further reduced Underlying EBIT by US$1,211 million.

Higher costs were incurred during the period, mostly due to higher energy, acid and labour. The effect of inflation also impacted negatively. However the rate of cost increase declined in the second half of the year as the company initiated cost saving initiatives in all operations. In addition costs were partly offset by the exchange rate change and the strengthening of the US dollar against the Australian dollar and Chilean peso. Underlying EBIT was favourably impacted by lower purchases of third party uranium from the spot market.

Provisional pricing of copper shipments, including the impact of finalisations and revaluations of the outstanding shipments, resulted in the calculated average realised price being US$1.92/lb versus an average LME price of US$2.23/lb. The average realised price was US$3.62/lb in the corresponding period. The negative impact of provisional pricing for the period was US$936 million. Outstanding copper volumes subject to the fair value measurement amounted to 234,871 tonnes at 30 June 2009. These were revalued at a weighted average price of US$4,946 per tonne, or US$2.24/lb.

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$14,774 million for FY2008, an increase of US$2,139 million, or 16.9 per cent, over FY2007. This revenue increase was mainly attributable to higher LME prices for copper, lead, silver, and gold and higher volumes primarily due to the ramp-up of Escondida Sulphide Leach and Spence.

Payable copper production increased by 10 per cent to 1.375 million tonnes compared with 1.250 million tonnes in FY2007. Zinc production was 144.5 kilo tonnes, an increase of 21.7 per cent compared with FY2007. Attributable uranium production at Olympic Dam (Australia) was 4,144 tonnes for FY2008 compared with 3,486 tonnes for FY2007. Silver production was 43.5 million ounces, an increase of 18.9 per cent, compared with 36.6 million ounces in FY2007. Lead production was 253.1 kilo tonnes, an increase of 19.2 per cent, compared with FY2007.

A third consecutive copper production record, from continuing operations, was achieved with the continued ramp-up of Escondida Sulphide Leach and Spence (Chile) and the commissioning of Pinto Valley (US). Higher volumes were also reported at Cannington (Australia) as the rehabilitation of ground support was successfully completed during FY2007.

EBIT was US$7,890 million, an increase of US$1,015 million, or 14.8 per cent, over FY2007. FY2008 included an exceptional charge of US$99 million, being adjustments to the acquisition accounting for WMC arising from the finalisation of a ruling on tax losses by the Australian Taxation Office. Underlying EBIT was US$7,989 million, an increase of US$1,114 million, or 16.2 per cent, over FY2007. This increase was predominantly attributable to higher production of copper, silver, lead and zinc. Higher average LME prices for copper of US$3.53/lb (compared with US$3.21/lb) as well as higher prices for silver, lead, molybdenum and gold, offset by lower prices for zinc, also contributed to the Underlying EBIT increase. Lower treatment and refining charges also positively impacted Underlying EBIT.

These gains were partially offset by higher costs during FY2008, mostly due to higher energy, shipping, fuel, acid and labour charges. The effect of inflation and the weaker US dollar against the Australian dollar and Chilean peso also impacted negatively. Higher costs were partially mitigated by cost reductions achieved through several Business Excellence projects. In addition, the Olympic Dam Expansion pre-feasibility study expenditures increased as the project studies progressed, also reducing earnings. Underlying EBIT was also adversely impacted by the purchase of third party uranium from the spot market to meet contractual requirements.

Provisional pricing of copper shipments, including the impact of finalisations and revaluations of the outstanding shipments, resulted in the calculated average realised price being US$3.62/lb versus an average LME price of US$3.53/lb. The average realised price was US$3.24/lb in FY2007. The positive impact of provisional pricing for FY2008 was US$225 million. Outstanding copper volumes subject to the fair value measurement amounted to 327,941 tonnes at 30 June 2008. These were revalued at a weighted average price of US$8,555 per tonne, or US$3.88/lb.

Diamonds and Specialty Products

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$896 million for FY2009, a decrease of US$73 million, or 7.5 per cent, from the corresponding period, predominantly due to lower realised diamond prices.

EKATI diamond production was 3,221,000 carats, a decrease of 3.8 per cent compared with the corresponding period mainly reflecting the increasing underground production and variations in the mix of ore processed.

EBIT was US$75 million, a decrease of US$114 million, or 60.3 per cent, from the corresponding period. The FY2009 result included an exceptional charge of US$70 million due to the cessation of the pre-feasibility study at Corridor Sands (Mozambique). Underlying EBIT was US$145 million, a decrease of $44 million, or 23.3 per cent, from the corresponding period. Underlying EBIT at EKATI (Canada) was impacted by lower diamonds sales volumes and a reduction in average realised prices. This was partially offset by a stronger US dollar, higher value per carat of production and improved plant recoveries. There was also an increase in exploration costs due to increased spend on potash in Canada, which was partially offset by lower diamonds exploration in Angola.

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$969 million for FY2008, an increase of US$76 million, or 8.5 per cent, over FY2007 predominantly due to higher realised diamond prices.

EKATI diamond production was 3,349,000 carats, an increase of 3.9 per cent compared with FY2007 mainly reflecting the increased underground production and variations in the mix of ore processed.

EBIT and Underlying EBIT were US$189 million, a decrease of US$8 million, or 4.1 per cent, from FY2007. There were no exceptional items in FY2008 or FY2007. Strong operating earnings at EKATI (Canada) resulted from higher realised diamond prices and lower unit costs mainly due to higher value per carat and higher grade underground production, tight cost control and improved plant recoveries. Higher earnings were offset by an increase in exploration and development expense of US$63 million for diamonds (Angola), potash (Canada) and titanium minerals (Mozambique) and unfavourable exchange rate movements for the Canadian dollar against the US dollar.

Stainless Steel Materials

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$2,355 million in FY2009, a decrease of US$2,733 million, or 53.7 per cent, from the corresponding period.

Nickel production was 173,100 tonnes in FY2009, a 3.1 per cent increase above 167,900 tonnes in the corresponding period. Production for FY2009 was adversely impacted by the rebuild of the furnace at the Kalgoorlie nickel smelter and wet weather interruptions at Yabulu (Australia). Production was higher at Cerro Matoso (Colombia) following an industrial stoppage in FY2008. In January 2009 operations at the Ravensthorpe nickel operation (Australia) were indefinitely suspended with the consequential effect of suspending the production of nickel from mixed hydroxide precipitate at Yabulu.

EBIT was a loss of US$5,186 million, a decrease of US$6,423 million, or 519.2 per cent, from the corresponding period. Exceptional items totalled US$4,332 million, comprising impairments and provisions for Ravensthorpe and the Yabulu Extension Project (US$3,615 million), Yabulu (US$510 million) and Nickel West (US$207 million).

Underlying EBIT was a loss of US$854 million, a decrease of US$2,129 million, or 167.0 per cent, compared with the corresponding period. This was mainly due to the lower average LME price for nickel of US$6.03/lb compared with US$12.93/lb in the prior year. Lower prices (net of price-linked costs) reduced Underlying EBIT by US$1,995 million.

The furnace rebuild at the Kalgoorlie nickel smelter and concurrent maintenance at the Kwinana nickel refinery (both Australia) adversely impacted Underlying EBIT by US$338 million. Operational costs in total were broadly unchanged compared with the corresponding period, as increased mining costs and inflationary pressures in Australia were largely offset by a favourable impact of the weaker Australian dollar against the US dollar and cost saving initiatives. Underlying EBIT for FY2009 was also higher due to increased production at Cerro Matoso (Colombia) as aforementioned. Underlying EBIT was also positively impacted by US$46 million following the indefinite suspension of operations at Ravensthorpe and the Yabulu Extension Project in January 2009, with the total operating loss for the year from these operations being US$267 million.

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$5,088 million in FY2008, a decrease of US$1,813 million, or 26.3 per cent, from FY2007.

Nickel production was 167,900 tonnes in FY2008, a 10.3 per cent decrease from 187,200 tonnes in FY2007. Production for FY2008 was impacted by an industrial stoppage at Cerro Matoso (Colombia), wet weather interruptions at Yabulu (Australia) and scheduled maintenance across all operations. This was partially offset by strong production from the Kwinana Nickel Refinery (Australia) and the continued ramp-up of Ravensthorpe and the Yabulu Extension Project (both Australia). Towards the end of the fourth quarter of FY2008, Kalgoorlie Nickel Smelter (Australia) commenced a major rebuild of the furnace.

EBIT was US$1,237 million, a decrease of US$2,438 million, or 66.3 per cent, from FY2007. FY2008 included an exceptional charge of US$38 million, being adjustments to the acquisition accounting for WMC arising from the finalisation of a ruling on tax losses by the Australian Taxation Office. There were no exceptional items in FY2007. Underlying EBIT for FY2008 was US$1,275 million, a reduction of US$2,400 million, or 65.3 per cent, below FY2007. This was mainly due to the lower average LME price for nickel of US$12.93/lb compared with US$17.21/lb in the prior year. Lower prices (net of price-linked costs) reduced Underlying EBIT by US$1,021 million.

Higher operating costs had an adverse impact and were largely due to a strengthening Australian dollar and higher charges for fuel, energy and labour reflecting industry-wide cost pressures. Costs were also impacted by the startup of operations at Ravensthorpe and the Yabulu Extension Project, higher use of third party ore at Nickel West (Australia) and increased exploration activity in Australia, South America and Asia. In addition, sales volumes decreased, reflecting lower production volumes as aforementioned.

Iron Ore

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$10,048 million for FY2009, an increase of US$593 million over the corresponding period.

Western Australia Iron Ore achieved record production of 106.1 million wet tonnes, an increase of 2.3 million tonnes, or 2.2 per cent, over FY2008, and record sales due to the full ramp-up of Rapid Growth Project 3. However, our operations were interrupted by safety incidents, maintenance and tie-in activities associated with Rapid Growth Project 4. During the period, 68 per cent of Western Australia Iron Ore shipments on a wet metric tonne basis were based on annually agreed pricing.

Samarco (Brazil) production and sales were adversely impacted by weaker pellet demand.

Both EBIT and Underlying EBIT of US$6,229 million increased by US$1,598 million, or 34.5 per cent. This was mainly driven by higher average realised prices, which increased Underlying EBIT by US$939 million.

Overall operating costs were lower than last year and increased EBIT and Underlying EBIT by US$73 million. The favourable impact of the stronger US dollar was offset by higher costs associated with the uncommissioned projects and safety initiatives.

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$9,455 million for FY2008, an increase of US$3,931 million, or 71.2 per cent, over FY2007.

A consecutive eighth production record was achieved at Western Australia Iron Ore following the successful commissioning of RGP3 and other business improvement initiatives. Western Australia Iron Ore production was 103.8 million wet tonnes (tonnes) an increase of 12.2 million tonnes, or 13.3 per cent, on FY2007. Samarco (Brazil) operations also achieved record production as a result of production efficiencies and commissioning of the third pellet plant. Production of Samarco pellets and pellet feed was 8.5 million tonnes, an increase of 8.5 per cent from 7.8 million tonnes in FY2007. Record sales volumes reflected shipping efficiency, the RGP3 ramp-up and improvement initiatives.

Both EBIT and Underlying EBIT were US$4,631 million, an increase of US$1,903 million, or 69.8 per cent, over FY2007. This was driven by increased iron ore prices, higher sales volumes and higher priced spot sales.

Higher operating costs were largely attributable to the weaker US dollar against the Australian dollar and Brazilian real, higher price-linked costs, fuel, freight and demurrage. A number of cost saving initiatives in Western Australia Iron Ore operations such as negotiation of contract mining rates, strategic sourcing of input materials and services have partially mitigated the impact of external cost pressures on the business.

Depreciation was higher, due to the completion of our RGP3 project at Western Australia Iron Ore. This project was delivered on schedule and within budget in local currency.

Manganese

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$2,536 million for FY2009, a decrease of US$376 million, or 12.9 per cent, from the corresponding period. This decrease was mainly as a result of lower sales volumes that were attributable to the global economic slowdown with steel demand, the driver of manganese usage, reducing drastically.

Production was reduced in line with the lower demand. Manganese alloy production at 513,000 tonnes was 33.8 per cent lower and manganese ore production at 4.5 million tonnes was 31.8 per cent lower when compared to the corresponding period.

Both EBIT and Underlying EBIT were US$1,349 million, a decrease of US$295 million, or 17.9 per cent, from the corresponding period. The decrease is directly attributable to lower turnover impacted by lower sales volumes achieved for both ore and alloy products. Production costs were well controlled despite the reduced volumes. The lower sales volume reduced EBIT and Underlying EBIT by US$1,266 million partly offset by gains of US$223 million as a result of higher prices.

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$2,912 million for FY2008, an increase of US$1,668 million, or 134.1 per cent, over FY2007.

Manganese alloy production at 775,000 tonnes was 5.9 per cent higher than FY2007 mainly as a result of operating efficiencies at the alloy plants and reduced down time for major rebuilds. Production was slightly offset by Metalloys Plant (South Africa) operating at lower levels to comply with the mandatory reduction in power consumption. Manganese ore production was 6.6 million tonnes, an increase of 9.4 per cent compared with FY2007. Both were production records.

EBIT and Underlying EBIT were US$1,644 million, an increase of US$1,391 million, or 550 per cent, over FY2007. Stronger demand drove increased sales volumes of manganese ore and higher prices for manganese ore and manganese alloy.

The positive EBIT result was slightly offset by increased distribution costs, unfavourable exchange rate impacts and higher ore development, coke and labour costs. A portion of the increase in costs was deliberately incurred to maximise production to take advantage of the high prices.

Metallurgical Coal

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$8,087 million for FY2009, an increase of US$4,146 million, or 105.2 per cent, over the corresponding period.

Production was 36.4 million tonnes in FY2009, an increase of 3.5 per cent compared with 35.2 million tonnes in the previous corresponding period. The increase largely reflects the impact of the rainfall events in FY2008, partially offset by production cuts as a result of lower demand in the second half of FY2009.

EBIT was US$4,625 million, an increase of US$3,688 million, or 393.6 per cent over the corresponding period. The FY2009 result included an exceptional charge of US$86 million, resulting from the decision to cease development of the Maruwai Haju trial mine (Indonesia). There were no exceptional items in the corresponding period.

Underlying EBIT was US$4,711 million, an increase of US$3,774 million, or 402.8 per cent over the corresponding period. The increase was mainly due to the higher realised prices for hard coking coal (125 per cent higher), weak coking coal (121 per cent higher) and thermal coal (17 per cent higher), which together contributed US$4,213 million of the increase. This was partly offset by a negative impact on price-linked royalty costs associated with the higher realised prices and the introduction of a new royalty structure in Queensland and New South Wales of US$434 million, and the impact of the recovery from the FY2008 rainfall events at Queensland Coal of US$122 million.

Other operating costs were higher due to inflationary pressures, increased labour and contractor charges. This was offset by a favourable impact of the weaker Australian dollar against the US dollar.

In addition, profits on the sales of Elouera mine (Australia) and Queensland Coal mining leases were realised in the corresponding period.

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$3,941 million for FY2008, an increase of US$172 million, or 4.6 per cent, over FY2007.

Production was 35.2 million tonnes in FY2008, a decrease of 8.3 per cent, compared with 38.4 million tonnes in FY2007.

EBIT and Underlying EBIT were US$937 million, a decrease of US$310 million, or 24.9 per cent, from FY2007. The decrease in Underlying EBIT was mainly due to the significant rainfall events in January and February 2008, which unfavourably impacted sales volumes at Queensland Coal (Australia). This was partially offset by an increase in volumes from the full year of production from the Poitrel (Australia) mine.

Costs attributable to the recovery from the rainfall events at Queensland Coal were approximately US$40 million in FY2008, with an additional US$80 million of cost inefficiencies associated with lower volumes.

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

Profits on the sale of the Elouera mine and the sale of Queensland Coal mining leases to Millennium were realised in FY2008.

Energy Coal

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$6,524 million for FY2009, a decrease of US$36 million, or 0.5 per cent from the corresponding period.

Production was 68.2 million tonnes in FY2009, a decrease of 15.7 per cent compared with 80.9 million tonnes in the corresponding period, following completion of the Optimum sale in June 2008 and closure of the Douglas underground mine in November 2008, at our South African operations (BECSA).

EBIT and Underlying EBIT were US$1,460 million, an increase of US$403 million, or 38.1 per cent over the corresponding period. The increase was mainly attributable to higher prices (US$224 million), predominately in the first half of the financial year, and earnings from trading activities (US$357 million). Lower production at

BECSA was offset by record production at Cerrejón Coal (Colombia) and record sales from Hunter Valley Coal (Australia) (combined decrease of US$152 million). Depreciation of the Australian dollar, South African rand and Colombian peso was offset in part by higher costs due to inflationary pressures, increase in raw materials and labour and contractor costs

Year ended 30 June 2008 compared with year ended 30 June 2007

Revenue was US$6,560 million for FY2008, an increase of US$1,984 million, or 43.4 per cent over FY2007.

Production was 80.9 million tonnes in FY2008, a decrease of 7.0 per cent, compared with 87.0 million tonnes in FY2007.

EBIT was US$1,057 million, an increase of US$752 million, or 246.6 per cent, compared with FY2007. FY2007 included an exceptional item at our South African operations—a charge of US$176 million (before taxation benefit of US$34 million).

Underlying EBIT was US$1,057 million, an increase of US$576 million, or 119.8 per cent, over FY2007. The increase was mainly attributable to higher prices resulting from continued strong demand in the Atlantic and Pacific markets, record production at Hunter Valley Coal (Australia) and Cerrejón Coal (Colombia) and weakening of the South African rand against the US dollar.

This was partially offset by higher costs due to inflationary pressures, weakening of the US dollar against the Australian dollar and Colombian peso, and increased diesel, labour and contractors, maintenance and demurrage costs. Lower earnings from trading activities also negatively impacted Underlying EBIT.

The purchase price adjustments associated with the sale of the Optimum asset (South Africa), and the cessation of contribution from the Koornfontein mine (South Africa) following its divestment in FY2007 also reduced Underlying EBIT. FY2007 included US$67 million profit on the sale of Koornfontein, Eyesizwe investment and part of our Richards Bay Coal Terminal entitlement.

Group and unallocated items

This category represents corporate activities, including Group Treasury, Freight, Transport and Logistics operations.

Year ended 30 June 2009 compared with year ended 30 June 2008

Corporate activities produced a loss before net finance costs and taxation of US$1,353 million in FY2009 compared with a loss of US$390 million in the corresponding period. The FY2009 result included exceptional items of US$958 million comprising additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (US$508 million) and fees associated with the lapsed offers for Rio Tinto (US$450 million).

Excluding exceptional items, corporate operating costs were US$395 million in FY2009 compared with US$390 in the corresponding period, an increase of US$5 million. This was due to higher insurance costs, offset by favourable exchange rate movements.

Year ended 30 June 2008 compared with year ended 30 June 2007

These corporate activities produced a loss before net finance costs and taxation of US$390 million in FY2008 compared with a loss of US$422 million in FY2007. FY2008 had no exceptional items whereas FY2007 included an exceptional item of US$167 million relating to rehabilitation obligations at the former Newcastle steelworks operations.

Excluding exceptional items, corporate operating costs were US$390 million compared with US$255 million in FY2007, an increase of US$135 million. The higher costs resulted predominately from unfavourable fluctuations in the Australian dollar to US dollar exchange rate. Higher costs for corporate projects also had an adverse impact.

Third party sales

We differentiate sales of our production from sales of third party products due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production (which includes marketing of equity production) and third party products.

Year ended 30 June (1)	2009	2008	2007
	US$M	US$M	US$M
Group production
Revenue	44,113	51,918	41,271
Related operating costs	(26,402)	(27,252)	(21,278)

Operating profit	17,711	24,666	19,993
Margin (2)	40.1%	47.5%	48.4%

Third party products
Revenue	6,098	7,555	6,202
Related operating costs	(5,595)	(7,939)	(6,128)

Operating profit/(loss)	503	(384)	74
Margin (2)	8.2%	(5.1)%	1.2%

(1)	Excluding exceptional items.

(2)	Operating profit divided by revenue.

We engage in third party trading for three reasons:

•

In providing solutions for our customers, sometimes we provide products that we do not produce, such as a particular grade of coal. To meet customer needs and contractual commitments, we may buy physical product from third parties and manage risk through both the physical and financial markets.

•	Production variability and occasional shortfalls from our own assets means that we sometimes source third party materials to ensure a steady supply of product to our customers.

•

The active presence in the commodity markets provides us with physical market insight and commercial knowledge, From time to time, we actively engage in these markets in order to take commercial advantage of business opportunities. These trading activities provide not only a source of revenue, but also a further insight into planning, and can, in some cases, give rise to business development opportunities.

3.7    Liquidity and capital resources

As a result of our record production volumes and record prices in many of our key commodities over the past several years, we have generated very strong cash flows throughout our operations. Despite the economic downturn and changing market conditions, we generated record net operating cash flows in FY2009. These cash flows have been fundamental to our ability to internally fund our existing operations, maintain a pipeline of growth projects and return capital to shareholders through dividends. Our priority for cash is to reinvest in the business. In line with our strategy, we have grown our business rapidly and consistently through project developments and acquisitions. Through a combination of borrowings and payments to shareholders, we manage our balance sheet with the goal of maintaining levels of gearing that we believe optimise our costs of capital and return on capital employed.

Net operating cash flows are our principal source of cash. We also raise cash from debt financing to manage temporary fluctuations in liquidity arrangements and to refinance existing debt. Our liquidity position is supported by our strong and stable credit rating and committed debt facilities.

3.7.1    Cash flow analysis

A full consolidated cash flow statement is contained in the financial statements. The explanatory notes appear in note 25 ‘Notes to the consolidated cash flow statement’ in the financial statements. A summary table has been presented below to show the key sources and uses of cash.

	2009	2008	2007
	US$M	US$M	US$M
Net operating cash flows	18,863	17,817	15,957

Cash outflows from investing activities	(11,328)	(9,244)	(8,691)
Net proceeds from investing activities	277	180	378

Net investing cash flows	(11,051)	(9,064)	(8,313)

Net proceeds from/(repayment of) interest bearing liabilities	3,929	(408)	1,614
Share buy-back	—	(3,115)	(5,741)
Dividends paid	(4,969)	(3,250)	(2,339)
Other financing activities	(140)	(226)	(143)

Net financing activities	(1,180)	(6,999)	(6,609)

Net increase in cash and cash equivalents	6,632	1,754	1,035

Year ended 30 June 2009 compared with year ended 30 June 2008

Net operating cash flow after interest and tax increased by 5.9 per cent to US$18,863 million. This was primarily attributable to a decrease in receivables, partly offset by increases in other working capital items.

Capital and exploration expenditure totalled US$10,735 million for the period. Expenditure on major growth projects was US$7,464 million, including US$1,851 million on Petroleum projects and US$5,613 million on Minerals projects. Capital expenditure on sustaining, minor capital and other items was US$2,028 million. Exploration expenditure was US$1,243 million, including US$234 million which has been capitalised.

Financing cash flows include net debt proceeds of US$3,929 million and increased dividend payments of US$4,563 million, excluding dividends paid to minorities.

Year ended 30 June 2008 compared with year ended 30 June 2007

Net operating cash flow after interest and tax increased by 11.7 per cent to US$17,817 million. Higher profits increased cash generated from operating activities, offset by an increase in working capital (principally due to higher prices) and increased taxation payments.

Capital and exploration expenditure totalled US$8,908 million for FY2008. Expenditure on major growth projects was US$5,339 million, including US$1,571 million on Petroleum projects and US$3,768 million on Minerals projects. Capital expenditure on maintenance, sustaining and minor capital items was US$2,219 million. Exploration expenditure was US$1,350 million, including US$491 million which has been capitalised.

Financing cash flows include US$6,250 million in relation to the capital management program and increased dividend payments, excluding dividends paid to minorities.

3.7.2    Growth projects

During FY2009, we completed six major projects (one manganese and five oil and gas projects). In addition, the Alumar Refinery Expansion (alumina) delivered first production on 9 July 2009. Highlighting our commitment to long-term growth, we sanctioned a total of US$5,850 million of investments in one iron ore and three oil and gas projects. Subsequent to the financial year-end on, 24 July 2009, we announced the approval of the MAC 20 (energy coal) project at Hunter Valley Coal (Australia) operations.

Completed projects

Customer Sector Group	Project	Capacity (1)	Capital expenditure (US$M) (1)				Date of initial production (2)
			Budget		Actual		Target	Actual
Petroleum	Neptune (US) BHP Billiton—35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	405	(4)	418		Q1 2008	Q3 2008
	North West Shelf 5th Train (Australia) BHP Billiton—16.67%	LNG processing capacity 4.4 million tonnes per annum (100%)	350		357		H2 2008	H2 2008
	North West Shelf Angel (Australia) BHP Billiton—16.67%	800 million cubic feet of gas per day and 50,000 barrels of condensate per day (100%)	200		168		H2 2008	H2 2008
	Shenzi (US) BHP Billiton—44%	100,000 barrels of oil and 50 million cubic feet of gas per day (100%)	1,940		1,940	(3)	Mid 2009	Q1 2009
	Atlantis North (US) BHP Billiton—44%	Tie back to Atlantis South	185		185	(3)	H2 2009	H1 2009

Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton—36%	2 million tonnes per annum of alumina (100%)	900	(4)	900	(3)	Q2 2009	Q3 2009	(4)

Manganese	Gemco (Australia) BHP Billiton—60%	1 million tonnes per annum manganese concentrate (100%)	110		93		H1 2009	H1 2009

			4,090		4,061

(1)	All references to capital expenditure and capacity are BHP Billiton’s share unless noted otherwise.

(2)	References are based on calendar years.

(3)	Number subject to finalisation. For projects where capital expenditure is required after initial production, the costs represent the estimated total capital expenditure.

(4)	As per revised budget and schedule.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$M) (1)	Target date of initial production (2)
Petroleum	Pyrenees (Australia) BHP Billiton—71.43%	96,000 barrels of oil and 60 million cubic feet of gas per day (100%)	1,200	H1 2010
	Bass Strait Kipper (Australia) BHP Billiton—32.5% - 50%	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet of gas per day (100%)	500	2011
	North West Shelf North Rankin B (Australia) BHP Billiton—16.67%	2,500 million cubic feet of gas per day (100%)	850	2012

Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton—86%	1.1 million tonnes per annum (100%)	1,900	H1 2011

Iron Ore	WA Iron Ore Rapid Growth Project 4 (Australia) BHP Billiton—86.2%	26 million tonnes per annum of additional iron ore system capacity (100%)	1,850	H1 2010

Energy Coal	Klipspruit (South Africa) BHP Billiton—100%	1.8 million tonnes per annum export and 2.1 million tonnes per annum domestic thermal coal	450	H2 2009
	Douglas-Middelburg Optimisation (South Africa) BHP Billiton—100%	10 million tonnes per annum export thermal coal and 8.5 million tonnes per annum domestic thermal coal (sustains current output)	975	Mid 2010
	Newcastle Third Port Project (Australia) BHP Billiton—35.5%	30 million tonnes per annum export coal loading facility (100%)	390	2010

			8,115

(1)	All references to capital expenditure and capacity and BHP Billiton’s share unless noted otherwise.

(2)	References are based on calendar years.

Projects approved since June 2008

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$M) (1)	Target date of initial production (2)
Petroleum	Bass Strait Turrum (Australia) BHP Billiton—50%	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day (100%)	625	2011
	North West Shelf CWLH Extension (Australia) BHP Billiton—16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day (100%)	245	2011
	Angostura Gas Phase II (Trinidad and Tobago) BHP Billiton—45%	280 million cubic feet of gas per day (100%)	180	H1 2011

Iron Ore	WA Iron Ore Rapid Growth Project 5 (Australia) BHP Billiton—85%	50 million tonnes per annum additional iron ore system capacity (100%)	4,800	H2 2011

			5,850

(1)	All references to capital expenditure and capacity and BHP Billiton’s share unless noted otherwise.

(2)	References are based on calendar years.

3.7.3    Net debt and sources of liquidity

Our policies on debt and treasury management are as follows:

•	a commitment to a solid ‘A’ credit rating

•	to be cash flow positive before dividends, debt service and capital management

•	to target a minimum interest cover ratio of eight times over the commodity cycle

•	to maintain gearing (net debt/net debt + net assets) of 35 per cent to 40 per cent

•	diversification of funding sources

•	generally to maintain borrowings and excess cash in US dollars.

Solid ‘A’ credit ratings

The Group’s credit ratings are currently A1/P-1 (Moody’s) and A+/A-1 (Standard & Poor’s). The ratings outlook from both agencies has changed back to stable from negative following the decision not to proceed with the proposed offers for Rio Tinto plc and Rio Tinto Limited.

Interest rate risk

Interest rate risk on our outstanding borrowings and investments is managed as part of the Portfolio Risk Management Strategy. Refer to note 30 ‘Financial risk management’ in the financial statements for a detailed discussion on the strategy. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure. All interest swaps have been designated and are effective as hedging instruments under IFRS.

Gearing and net debt

30 June 2009 compared with 30 June 2008

Net debt, comprising cash and interest bearing liabilities, was US$5,586 million, a decrease of US$2,872 million, or 34.0 per cent, compared to 30 June 2008. Gearing, which is the ratio of net debt to net debt plus net assets, was 12.1 per cent at 30 June 2009, compared with 17.8 per cent at 30 June 2008.

Cash at bank and in hand less overdrafts at 30 June 2009 was US$10,831 million compared with US$4,173 million at 30 June 2008. Included within this are short-term deposits at 30 June 2009 of US$9,677 million compared with US$2,503 million at 30 June 2008.

30 June 2008 compared with 30 June 2007

Net debt, comprising cash and interest bearing liabilities, was US$8,458 million, a decrease of US$1,513 million, or 15.2 per cent, compared with 30 June 2007. Gearing, which is the ratio of net debt to net debt plus net assets, was 17.8 per cent at 30 June 2008, compared with 25.0 per cent at 30 June 2007.

Cash at bank and in hand less overdrafts at 30 June 2008 was US$4,173 million compared with US$2,398 million at 30 June 2007. Included within this are short-term deposits at 30 June 2008 of US$2,503 million compared with US$1,603 million at 30 June 2007.

Funding sources

The maturity profile of our debt obligations and details of our undrawn committed facilities are set forth in note 30 ‘Financial risk management’ in the financial statements.

During FY2009, we made the following debt issues:

•

In March 2009, we issued a two tranche Global Bond under a debt shelf registration statement, which had been previously filed with the US Securities and Exchange Commission. The Global Bond comprised US$1,500 million 5.5 per cent Senior Notes due 2014 and US$1,750 million 6.5 per cent Senior Notes due 2019.

•

In the same month we issued a two tranche Euro Bond. This comprised €1,250 million (US$1,761 million) 4.75 per cent Euro Bonds due 2012 and €1,000 million (US$1,408 million) 6.375 per cent Euro Bonds due 2016.

None of our general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants that vary from facility to facility, but which would be considered normal for such facilities.

3.7.4    Quantitative and qualitative disclosures about market risk

We identified our primary market risks in section 3.4 ‘External factors and trends affecting our results’. A description of how we manage our market risks, including both quantitative and qualitative information about our market risk sensitive instruments outstanding at 30 June 2009, is contained in note 30 ‘Financial risk management’ to the financial statements.

3.7.5    Portfolio management

Our strategy is focused on long-life, low-cost, expandable assets and we continually review our portfolio to identify assets that do not fit this strategy. These activities continued during the year, with proceeds amounting to US$277 million being realised from divestments of property, plant and equipment, financial assets and operations, including the Southern Star Coal Project.

Proceeds from the sale or distribution of our assets and interests since 2001 now surpass US$6 billion.

In line with our strategy, we also suspended operations at the Ravensthorpe nickel operations (Australia) and ceased processing mixed nickel cobalt hydroxide product at Yabulu (Australia). We also announced the decision to cease development of the Maruwai Haju trial mine (Indonesia), sell the Suriname aluminium operations, suspend copper sulphide mining operations at Pinto Valley (US) and cease the pre-feasibility study at Corridor Sands (Mozambique).

At 30 June 2009, the assets and liabilities of the Yabulu operations and Suriname operations have been classified as held for sale on our balance sheet.

We will purchase interests in assets where they fit our strategy. On 10 July 2008, the Group acquired all the issued and outstanding common shares of Anglo Potash Ltd for a total cash consideration of US$270 million. In addition, during the year, we finalised the acquisition of the New Saraji Coal Project.

3.7.6    Dividend and capital management

On 12 August 2009, the Board declared a final dividend for the year of 41 US cents per share. Together with the interim dividend of 41 US cents per share paid to shareholders on 17 March 2009, this brings the total dividend for the year to 82 US cents per share, a 17.1 per cent increase over last year’s full year dividend of 70 US cents per share.

The Group suspended its share buy-back program on 14 December 2007 in light of the Group’s offer for Rio Tinto plc and Rio Tinto Limited. On 27 November 2008 the offers lapsed and since that date no additional share buy-backs have been executed.

3.8    Off-balance sheet arrangements and contractual commitments

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure and commitments under leases at 30 June 2009 is provided in note 23 ‘Contingent liabilities’ and note 24 ‘Commitments’ to the financial statements.

We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements will be met from internal cash flow and, to the extent necessary, from the existing facilities described in section 3.7.3 ‘Net debt and sources of liquidity’.

3.9    Subsidiaries and related party transactions

Subsidiary information

Information about our significant subsidiaries is included in note 27 ‘Subsidiaries’ to the financial statements.

Related party transactions

Related party transactions are outlined in note 33 ‘Related party transactions’ in the financial statements.

3.10    Significant changes

Other than the matters disclosed elsewhere in this Report, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

4    Board of Directors and Group Management Committee

4.1    Board of Directors

Don Argus AO, SF FIN, FCPA, 71

Term of office: Director of BHP Limited since November 1996 and Chairman since April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Argus was last re-elected in 2008 and, in accordance with the Group’s policy described under ‘Tenure’ in section 5.3.5 of this Annual Report, is retiring and standing for re-election in 2009.

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

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 47

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Mr Kloppers was appointed Chief Executive Officer on 1 October 2007. He was appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was previously Chief Commercial Officer. Mr Kloppers was elected in 2006 and will stand for re-election in 2009.

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

Other directorships and offices (current and recent):

None

Board Committee membership:

None

Paul Anderson BS (Mech Eng), MBA, 64

Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. He was the Chief Executive Officer and Managing Director of BHP Limited from December 1998 until June 2001 and of BHP Billiton Limited and BHP Billiton Plc from June 2001 until July 2002. He was a non-executive Director of BHP Billiton Limited and BHP Billiton Plc from July to November 2002. Mr Anderson was last re-elected in 2008.

Independent: Yes

Skills and experience: Paul Anderson has an extensive background in natural resources and energy and, as one of the architects of the merger that created BHP Billiton, has a deep understanding of the strategy behind the Group’s success. He retired as Chairman of Spectra Energy Corporation in May 2009 and retired as Chairman of Duke Energy Corporation in January 2007 where he had more than 20 years’ experience at Duke Energy and its predecessors.

Other directorships and offices (current and recent):

•	Former Chairman of Spectra Energy Corporation (from January 2007 to May 2009)

•	Former Director of Qantas Airways Limited (from September 2002 to April 2008)

•	Former Chairman of Duke Energy Corporation (from November 2003 to January 2007) and former Chief Executive Officer (from November 2003 to April 2006)

•	Former Director of Temple Inland Inc (from February 2002 to May 2004)

Board Committee membership:

•	Member of the Sustainability Committee

Alan Boeckmann BE (Electrical Eng), 61

Term of office: Appointed a Director of BHP Billiton Limited and BHP Billiton Plc in September 2008. Mr Boeckmann was elected at the 2008 Annual General Meetings.

Independent: Yes

Skills and experience: Alan Boeckmann is currently Chairman and Chief Executive Officer of Fluor Corporation, US, having originally joined Fluor in 1974. He is a non-executive Director of Burlington Northern Santa Fe Corporation. Mr Boeckmann has extensive experience in running large-scale international industrial companies and experience in the oil and gas industry. He has global experience in engineering, procurement, construction, maintenance and project management across a range of industries, including resources and petroleum.

Other directorships and offices (current and recent):

•	Chairman and Chief Executive Officer of Fluor Corporation (since February 2002)

•	Director of Burlington Northern Santa Fe Corporation (since September 2001)

•	Former Director of Archer Daniels Midland Company (from November 2007 to November 2008)

Board Committee membership:

•	Member of the Remuneration Committee

John Buchanan BSc, MSc (Hons 1), PhD, 66

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Dr Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment. He was last re-elected in 2008.

Independent: Yes

Skills and experience: Educated at Auckland, Oxford and Harvard, John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group Chief Financial Officer of BP, serving on the BP Board for six years.

Other directorships and offices (current and recent):

•	Chairman of Smith & Nephew Plc (since April 2006) and former Deputy Chairman (from February 2005 to April 2006)

•	Chairman of ICC UK (since May 2008)

•	Director of AstraZeneca Plc (since April 2002)

•	Senior Independent Director and Deputy Chairman of Vodafone Group Plc (since July 2006) and Director (since April 2003)

•	Member of Advisory Board of Ondra Bank (since June 2009)

Board Committee membership:

•	Chairman of the Remuneration Committee

•	Member of the Nomination Committee

Carlos Cordeiro AB, MBA, 53

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro was last re-elected in 2007 and is standing for re-election in 2009.

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

David Crawford AO, BComm, LLB, FCA, FCPA, FAICD, 65

Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2008 and, in accordance with the Group’s policy described under ‘Tenure’ in section 5.3.5 of this Annual Report, is retiring and standing for re-election in 2009.

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

Gail de Planque AB (Mathematics), MS (Physics), PhD (Env Health Sciences), 64

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since October 2005. The Hon. E. Gail de Planque was last re-elected in 2007 and is standing for re-election in 2009.

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

David Jenkins BA, PhD (Geology), 70

Term of office: Director of BHP Limited since March 2000. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Jenkins was last re-elected in 2007. Dr Jenkins retires from the Board by rotation at the 2009 Annual General Meetings and has indicated that he does not intend to seek re-election.

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

Other directorships and offices (current and recent):

•	Director of Chartwood Resources Ltd (since November 1998)

•	Director of Mintaka International (Oil & Gas) Limited (previously Orion International (Oil & Gas) Ltd) (since March 2005)

•	Former Director of Orion International Petroleum Limited (previously Director of Orion International Petroleum (Gibraltar) Limited) (from June 2007 to December 2008)

•	Former Director of Orion Sangaw North Limited (from July 2008 to December 2008)

Board Committee membership:

•	Member of the Remuneration Committee

•	Member of the Risk and Audit Committee

David Morgan AO, BEc, MSc, PhD, 62

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2008. Dr Morgan was elected in 2008.

Independent: Yes

Skills and experience: David Morgan was the Managing Director and Chief Executive Officer of Westpac Banking Corporation from March 1999 until January 2008. He has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington DC in the 1970s and the Australian Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Dr Morgan joined Westpac in 1990 where he had responsibility for all major operating divisions, including Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking.

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

•

Former Chairman of the Australian Bankers’ Association, and former member of the Business Council of Australia, ASIC Business Consultative Panel and International Monetary Conference (variously from March 1999 to January 2008)

Board Committee membership:

•	Member of the Risk and Audit Committee

Wayne Murdy BSc (Business Administration), CPA, 65

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since 18 June 2009. Mr Murdy will seek election at the 2009 Annual General Meetings.

Independent: Yes

Skills and experience: Wayne Murdy served as the Chief Executive Officer of Newmont Mining Corporation from January 2001 to June 2007 and Chairman of Newmont from January 2002 to December 2007. His background is in finance and accounting where he has gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the National Mining Association and a former member of the Manufacturing Council of the US Department of Commerce.

Other directorships and offices (current and recent):

•	Director of Weyerhaeuser Company (since January 2009)

•	Director of Qwest Communications International Inc (since September 2005)

•	Former Chief Executive Officer (from January 2001 to June 2007) and Chairman (from January 2002 to December 2007) of Newmont Mining Corporation

•	Former Chairman of the International Council of Mining and Metals (from 2004 to 2006)

•	Former Director of the National Mining Association (from 2002 to 2007)

Board Committee membership:

•	Member of the Risk and Audit Committee

Jacques Nasser AO, BBus, Hon DT, 61

Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. Mr Nasser was last re-elected in 2008.

Independent: Yes

Skills and experience: Following a 33-year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses.

Other directorships and offices (current and recent):

•	Director of British Sky Broadcasting Group Plc (since November 2002)

•	Partner of One Equity Partners (since November 2002)

•	Member of the International Advisory Council of Allianz Aktiengesellschaft (since February 2001)

•	Former Director of Quintiles Transnational Corporation (from March 2004 to November 2007)

•	Former Director of Brambles Limited (from March 2004 to January 2008)

Board Committee membership:

•	Member of the Risk and Audit Committee

Keith Rumble BSc, MSc (Geochemistry), 55

Term of office: Appointed a Director of BHP Billiton Limited and BHP Billiton Plc in September 2008. Mr Rumble was elected at the 2008 Annual General Meetings.

Independent: Yes

Skills and experience: Keith Rumble was until recently Chief Executive Officer of SUN Mining, a wholly-owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. He has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc. He began his career at Richards Bay Minerals in 1980, and held various management positions, before becoming Chief Executive Officer in 1996.

Other directorships and offices (current and recent):

•	Board of Governors of Rhodes University (since 2005)

•	Trustee of the World Wildlife Fund, South Africa (since 2006)

Board Committee membership:

•	Member of the Sustainability Committee

John Schubert BCh Eng, PhD (Chem Eng), FIEAust, FTSE, 66

Term of office: Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2008.

Independent: Yes

Skills and experience: John Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. He has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia.

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

Group Company Secretary

Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 45

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

4.2    Group Management Committee

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 47

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

Alberto Calderon PhD Econ, M Phil Econ, JD Law, BA Econ, 49

Group Executive and Chief Commercial Officer

Member of the Group Management Committee

Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006 and was appointed to his current position as Chief Commercial Officer in July 2007. Prior to this, he was Chief Executive Officer of Cerrejón Coal Company from July 2002. His previous positions include President of Ecopetrol, President of the Power Company of Bogotá and various senior roles in investment banking and in the Colombian Government.

Andrew Mackenzie BSc (Geology), PhD (Chemistry), 52

Group Executive and Chief Executive Non-Ferrous

Member of the Group Management Committee

Andrew Mackenzie joined BHP Billiton in November 2008 in his current position as Chief Executive Non-Ferrous. His prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering, and Group Vice President for Chemicals. He is a non-executive Director of Centrica plc.

Marcus Randolph BSc, MBA, 53

Group Executive and Chief Executive Ferrous and Coal

Member of the Group Management Committee

Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto Plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporacion Minera Nor Peru, Asarco Inc, and various mine operating positions in the US with Asarco Inc. He has been in his current position as Chief Executive Ferrous and Coal since July 2007.

Alex Vanselow BComm, Wharton AMP, 47

Group Executive and Chief Financial Officer

Member of the Group Management Committee and Chairman of the Investment Committee and Financial Risk Management Committee

Alex Vanselow joined the Group in 1989 and was appointed Chief Financial Officer in March 2006. He was previously President Aluminium, Chief Financial Officer of Aluminium, Vice President Finance and Chief Financial Officer of Orinoco Iron CA, and Manager Accounting and Control BHP Iron Ore. His prior career was with Arthur Andersen.

Karen Wood BEd, LLB (Hons), 53

Group Executive and Chief People Officer

Member of the Group Management Committee and Chairman of the Global Ethics Panel

Karen Wood’s previous positions with BHP Billiton were Chief Governance Officer, Group Company Secretary and Special Adviser and Head of Group Secretariat. She is a member of the Takeovers Panel (Australia), a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited. She has been in her current position as Chief People Officer since July 2007.

J Michael Yeager BSc, MSc, 56

Group Executive and Chief Executive Petroleum

Member of the Group Management Committee

Mike Yeager joined the Group in April 2006 as Chief Executive Petroleum (formerly titled Group President Energy). He was previously Vice President, ExxonMobil Development Company with responsibility for major joint venture projects. Other previous roles include Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the US.

5    Corporate Governance Statement

5.1    Governance at BHP Billiton

BHP Billiton’s Corporate Objective is to create long-term value for shareholders through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions.

In pursuing the Corporate Objective, we have committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of long-term shareholder value. Our expectations of our employees and those to whom we contract business are set out in our Code of Business Conduct.

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

It is our view that governance is not just a matter for the Board; a good governance culture must be fostered throughout the organisation.

The current economic and business environment underscores the need for continued high standards of corporate governance. There is a heightened level of interest in companies’ approaches to risk management and assurance. While the Board and the Risk and Audit Committee (RAC) are at the apex of the Group’s risk management and assurance framework, the diagram in section 5.5.1 highlights one additional aspect of BHP Billiton’s approach—the use of Customer Sector Group Risk and Audit Committees (CSG RACs), chaired by a Board RAC member. While CSG RACs are management committees, and therefore do not entail any delegation of responsibility from the Board’s RAC, the Board believes that the link back to the RAC facilitates a deeper understanding of risk management and assurance issues throughout the Group.

This is also clearly a time where engagement with shareholders is more important than ever. As representatives of shareholders accountable to them for the Group’s performance, it is a key part of the Board’s approach to governance to ensure shareholders’ views are heard and understood. The Board governs the Group consistent with our long-stated business strategy and commitment to a transparent and high-quality governance system.

BHP Billiton Governance Structure

5.2    Shareholder engagement

The Board represents the Group’s shareholders and is accountable to them for creating and delivering value through the effective governance of the business.

The Board has developed a strategy for engaging and communicating with shareholders, key aspects of which are outlined below.

Shareholders vote on important matters affecting the business, including the election of Directors, changes to our constitutional documents, the receipt of annual financial statements and incentive arrangements for executive Directors.

Shareholders are encouraged to make their views known to us and to raise directly any matters of concern. The Chairman has regular meetings with institutional shareholders and investor representatives to discuss governance matters. The Remuneration Committee Chairman also meets with institutional shareholders and investor representatives to discuss executive remuneration issues. In each case the views and concerns that have been raised are reported to the Board, which facilitates other Directors developing an understanding of the views of major shareholders. The Chief Executive Officer (CEO), Chief Financial Officer (CFO) and investor relations team meet regularly with institutional shareholders to discuss our strategy, financial and operating performance.

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

Key activities during the year

A key challenge for the Board has been governing the Group, with management, through the current global recession and depressed commodity markets the likes of which have rarely been encountered. The Group has a long-held strategy of investing and developing long-life, low-cost, expandable, export-oriented, tier one assets while maintaining a solid A credit rating and, while we are clearly affected by the downturn in commodity demand, we have a very sound balance sheet and are well positioned to take advantage of the recovery as it occurs.

An important decision made by the Board during the year was not to pursue the pre-conditional offers for Rio Tinto in the light of altered risk dimensions. The Board subsequently considered, and approved, the entry into a non-binding agreement with Rio Tinto to establish a production joint venture covering the entirety of both companies’ Western Australian iron ore assets.

Another significant task undertaken by the Board is the succession process for the Chairman. This is discussed in more detail in section 5.4.3. This process is owned by the Board as a whole, with the Nomination Committee supporting the process and supporting the Board in its decision-making.

The Board also considered major business decisions, including capital projects and capital management strategies. Examples of capital projects approved by the Board are:

•

A major capacity expansion at Western Australia Iron Ore, known as Rapid Growth Project 5 (RGP5). RGP5 is designed to increase installed capacity across our Western Australia Iron Ore operations by 50 million tonnes to 205 million tonnes per annum (100 per cent basis). The Board approved capital expenditure of approximately US$4.8 billion.

•	Further expansion of the Bass Strait Turrum oil and gas field. In July 2008, the Board approved capital expenditure of approximately US$625 million.

The Board is satisfied that it has discharged its obligations as set out in the Board Governance Document.

5.3.2    Membership

The Board currently has 14 members. Of these, 13, including the Chairman, are independent non-executive Directors. The non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is in section 5.3.5.

Alan Boeckmann and Keith Rumble joined the Board on 1 September 2008, and Wayne Murdy joined the Board on 18 June 2009. David Jenkins has indicated his intention to retire from the Board at the conclusion of the 2009 Annual General Meetings.

In addition, as announced in early August, Jacques Nasser will succeed Don Argus as Chairman when Mr Argus retires as Chairman and a non-executive Director in early 2010. A succession planning process for the Chairman of the Risk and Audit Committee, David Crawford, is also under way. Section 5.4.3 contains further details about succession planning.

The Board considers that there is an appropriate balance between executive and non-executive Directors, with a view to promoting shareholder interests and governing the business effectively. While the Board includes a smaller number of executive Directors than is common for UK listed companies, its composition is appropriate for the Dual Listed Company structure and is in line with Australian listed company practice. In addition, the Board has extensive access to members of senior management. Members of the Group Management Committee (the most senior executives in the Group) attend all the regularly scheduled Board meetings, by invitation, where they make presentations and engage in discussions with Directors, answer questions, and provide input and perspective on their areas of responsibility. (The Board also deliberates in the absence of management, for part of each meeting.)

The Directors of the Group are:

Mr Don Argus (Chairman)

Mr Marius Kloppers

Mr Paul Anderson

Mr Alan Boeckmann

Dr John Buchanan

Mr Carlos Cordeiro

Mr David Crawford

The Hon E Gail de Planque

Dr David Jenkins

Dr David Morgan

Mr Wayne Murdy

Mr Jacques Nasser

Mr Keith Rumble

Dr John Schubert

The biographical details of the Directors are set out in section 4.1 of this Annual Report.

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

Directors must demonstrate unquestioned honesty and integrity, preparedness to question, challenge and critique and a willingness to understand and commit to the highest standards of governance. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the business.

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

Director qualifications

Director industry background/experience

Non-executive Director locations

5.3.4    Chairman

The Chairman, Don Argus, is considered by the Board to be independent. He was appointed Chairman of BHP Limited in 1999 and has been Chairman of the Group since 2001. As discussed in further detail in section 5.4.3, Mr Argus will retire as Chairman and as a Director in early 2010, at which time Jacques Nasser will become Chairman.

The Chairman is responsible for:

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

The Board considers that none of Mr Argus’ other commitments (set out in section 4.1 of this Annual Report) interfere with the discharge of his responsibilities to the Group. The Board is satisfied that he makes sufficient time available to serve the Group effectively.

The Group does not have a Deputy Chairman, but has identified John Schubert to act as Chairman should the need arise at short notice. John Buchanan is the Senior Independent Director for BHP Billiton Plc.

5.3.5    Independence

The Board is committed to ensuring a majority of Directors are independent.

Process to determine independence

The Board has developed a policy that it uses to determine the independence of its Directors. This determination is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration.

A copy of the Policy on Independence of Directors is available at www.bhpbilliton.com/aboutus/governance.

The Policy provides that the test of independence is whether the Director is: ‘independent of management and any business or other relationship that could materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Billiton Group’.

Where a Director is considered by the Board to be independent, but is affected by circumstances that may give rise to a perception that the Director is not independent, the Board has undertaken to explain the reasons why it reached its conclusion. In applying the independence test, the Board considers relationships with management, major shareholders, subsidiary and associated companies and other parties with whom the Group transacts business against predetermined materiality thresholds, all of which are set out in the Policy. A summary of the factors that may be perceived to impact the independence of Directors is set out below.

Tenure

The Board has a policy requiring non-executive Directors who have served on the Board for nine years or more from the date of their first election to stand for annual re-election after the conclusion of their current term.

Two Directors, Don Argus and David Crawford, have served on the Board for more than nine years from the date of their first election. Mr Argus will retire as Chairman and as a Director in early 2010, and a succession planning process is under way for the Risk and Audit Committee Chairman (a position currently held by Mr Crawford). Both Mr Argus and Mr Crawford are standing for re-election at the 2009 Annual General Meetings, having undergone a formal performance assessment. The Board does not believe that either of these Directors has served for a period that could materially interfere with their ability to act in the best interests of the Group. The Board also believes that they have retained independence of character and judgement and have not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group.

Retirement plan

The former Directors of BHP Limited (Don Argus, David Crawford, David Jenkins and John Schubert) participated in a retirement plan approved by shareholders in 1989. The plan was closed on 24 October 2003 and benefits accrued to that date, together with interest earned on the benefits, have been preserved and will be paid on retirement. The Board does not believe that the independence of any participating Director is compromised as a result of this plan.

Relationships and associations

David Crawford was the National Chairman of KPMG in Australia. He retired in June 2001 and has no ongoing relationship with KPMG. KPMG was a joint auditor of Billiton Plc prior to the merger with BHP Limited and of BHP Billiton up to 2003 and the sole auditor of BHP Billiton from December 2003. The Board considers this matter on an annual basis and does not consider Mr Crawford’s independence to be compromised. The Board considers Mr Crawford’s financial acumen to be important in the discharge of the Board’s responsibilities. Accordingly, his membership of the Board and Chairmanship of the Risk and Audit Committee is considered by the Board to be appropriate and desirable. As discussed in section 5.4.3, a succession planning process is under way for the Risk and Audit Committee Chairman.

In June 2006, the Board reappointed former Chief Executive Officer Paul Anderson as a non-executive Director. Before appointing Mr Anderson, the Board considered his independence in light of the Policy on Independence of Directors, the UK Combined Code and the ASX Corporate Governance Council Principles and Recommendations. Each of these include that a measure of independence is whether a Director is a former executive. The Policy on Independence of Directors and the UK Combined Code use a five-year time frame, while the ASX Corporate Governance Council uses a benchmark of three years between leaving executive office and joining the board. The Board considers Mr Anderson to be independent. At the time of his appointment as non-executive Director, almost four years had elapsed since Mr Anderson had retired as Chief Executive Officer. The Board maintains the view that this previous employment history does not interfere with his objective, unfettered or independent judgement or affect his ability to act in the best interests of the Group.

Some of the Directors hold or previously held positions in companies with which we have commercial relationships. Those positions and companies are set out in section 4.1 of this Annual Report. The Board has assessed all of the relationships between the Group and companies in which Directors hold or held positions and has concluded that in all cases, the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of our business. A specific instance is Alan Boeckmann, who is the Chairman and CEO of Fluor Corporation, a company with which BHP Billiton has commercial dealings. Fluor Corporation operates in the engineering, procurement, construction and project management sectors, and it is Mr Boeckmann’s breadth of current management experience across these sectors that brings significant value to the Board. Prior to and since the appointment of Mr Boeckmann as a Director, the Board has assessed the relationships between BHP Billiton and Fluor Corporation, and remains satisfied that Mr Boeckmann is able to apply objective, unfettered and independent judgement and act in the best interests of the BHP Billiton Group notwithstanding his role with Fluor Corporation. In addition, no commercial dealings with Fluor Corporation were discussed at Board or Board Committee level, and to the extent they are in the future Mr Boeckmann will absent himself fully from those deliberations.

Transactions during the year that amounted to related-party transactions with Directors or Director-related entities under International Financial Reporting Standards (IFRS) are outlined in note 32 ‘Key Management Personnel’ to the financial statements.

Don Argus and Jacques Nasser hold cross-directorships as they are both members of the International Advisory Board of Allianz Aktiengesellschaft. The Board has assessed these relationships and concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or the Directors’ ability to act in the Group’s best interests.

Executive Director

The executive Director, Marius Kloppers, is not considered independent because of his executive responsibilities. Mr Kloppers does not hold directorships in any other company included in the ASX 100 or FTSE 100.

Conflicts of interest

In October 2008, provisions of the UK Companies Act 2006 took effect, requiring directors to avoid a situation where they have, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. In accordance with the Act, BHP Billiton Plc’s Articles of Association were amended at the 2008 Annual General Meetings to allow the Directors to authorise conflicts and potential conflicts where appropriate. A procedure operates to ensure the disclosure of conflicts, and for the consideration and, if appropriate, the authorisation of them by non-conflicted Directors. The Nomination Committee supports the Board in this process, both by reviewing requests from Directors for authorisation of situations of actual or potential conflict and making recommendations to the Board, and by regularly reviewing any situations of actual or potential conflict that have previously been authorised by the Board, and making recommendations regarding whether the authorisation remains appropriate.

5.3.6    Senior Independent Director
The Board has appointed John Buchanan as the Senior Independent Director of BHP Billiton Plc in accordance with the UK Combined Code. Dr Buchanan is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO.

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

Non-executive Directors participate in the Board’s training and development program, which has been designed to ensure that non-executive Directors update their skills and knowledge to maximise their effectiveness as Directors throughout their tenure. The training and development program covers not only matters of a business nature, but also matters falling into the environmental, social and governance (ESG) area. One of the outcomes of the externally assisted review of Board Committees in 2008 was that the Nomination Committee should have oversight of the Directors’ Training and Development Program. The Nomination Committee’s Terms of Reference have been amended accordingly. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ Committee memberships, and that the process in relation to Committee composition, succession and training and development is coordinated to ensure a link with the Nomination Committee’s role in securing the supply of talent to the Board.

5.3.9    Independent advice

The Board and its Committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group’s expense.

5.3.10    Remuneration

Details of our remuneration policies and practices and the remuneration paid to the Directors (executive and non-executive) are set out in the Remuneration Report in section 6 of this Annual Report. Shareholders will be invited to consider and to approve the Remuneration Report at the 2009 Annual General Meetings.

5.3.11    Share ownership

Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton shares until they achieve a shareholding equivalent in value to one year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure. All dealings by Directors are subject to the Group’s Securities Dealing Procedure and are reported to the Board and to the stock exchanges.

Information on our policy governing the use of hedge arrangements over shares in BHP Billiton by both Directors and members of the Group Management Committee is set out in section 6.1.2 of this Annual Report.

Details of the shares held by Directors are set out in section 7.20 of this Annual Report.

5.3.12    Meetings

The Board meets as often as necessary to fulfil its role. During the reporting year it met 12 times, with seven of those meetings being held in Australia, three in the UK, one in the US and one in China. Generally, meetings run for two days. The non-executive Directors meet at the end of each Board meeting in the absence of the executive Director and management. Attendance by Directors at Board and Board Committee meetings is set out in the table in section 5.4.1.

Members of the Group Management Committee and other members of senior management attended meetings of the Board by invitation. Senior managers delivered presentations on the status and performance of our businesses and matters reserved for the Board, including the approval of budgets, annual financial statements and business strategy.

5.3.13    Company Secretaries

Jane McAloon is the Group Company Secretary. The Group Company Secretary is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Group Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with and advising the Board on governance matters. All Directors have access to the Group Company Secretary for advice and services. Independent advisory services are retained by the Group Company Secretary at the request of the Board or Board Committees. Ms McAloon is supported by Fiona Smith, who is Deputy Company Secretary of BHP Billiton Limited, and Elizabeth Hobley and Geof Stapledon, who are Deputy Company Secretaries of BHP Billiton Plc. The Board appoints and removes the Company Secretaries.

5.4    Board of Directors—Review, re-election and renewal

5.4.1    Review

The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. Contemporary performance measures are considered an important part of this process.

The Board conducts regular evaluations of its performance, its Committees, the Chairman, individual Directors and the governance processes that support Board work. The evaluation of the Board’s performance is conducted by focusing on individual Directors in one year and the Board as a whole in the following year. In addition, the Board conducts evaluations of the performance of Directors retiring and seeking re-election and uses the results of the evaluation when considering the re-election of Directors. External independent advisers are engaged to assist these processes as necessary. It is thought that the involvement of an independent third party has assisted the evaluation processes to be both rigorous and fair. This year, there was an externally assisted evaluation of individual Directors that started in the previous financial year. In addition there was an internal review of the performance of the Board as a whole (the previous Board review was facilitated externally) and an internal review of each Board Committee to ensure they continue to satisfy their Terms of Reference. The review of the Board as a whole indicated that the Board is continuing to function effectively and in accordance with the terms of the Board Governance Document.

The evaluation of individual Directors focuses on the contribution of the Director to the work of the Board and the expectations of Directors as specified in the Group’s governance framework. The performance of individual Directors is assessed against a range of criteria, including the ability of the Director to:

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

The effectiveness of the Board as a whole and of its Committees is assessed against the accountabilities set down in the Board Governance Document and each of the Committees’ Terms of Reference. Matters considered in the assessment include:

•	the effectiveness of discussion and debate at Board and Committee meetings

•	the effectiveness of the Board’s and Committees’ processes and relationship with management

•	the quality and timeliness of meeting agendas, Board and Committee papers and secretariat support

•	the composition of the Board and each Committee, focusing on the blend of skills and experience.

The process is managed by the Chairman, but feedback on the Chairman’s performance is provided to him by Dr Schubert.

Information about the performance review process for executives is set out in section 5.7.

Attendance at Board and Board Committee meetings during the year ended 30 June 2009

	Board		Risk and Audit		Nomination		Remuneration		Sustainability
	A	B	A	B	A	B	A	B	A	B
Paul Anderson	12	12							7	7
Don Argus	12	12			7	7
Alan Boeckmann (1)	11	11					3	3
John Buchanan	12	12			7	7	7	7
Carlos Cordeiro	12	12					7	6
David Crawford	12	12	9	9
E Gail de Planque	12	12					7	7	7	7
David Jenkins	12	12	9	9			7	7
Marius Kloppers	12	12
David Morgan	12	12	9	9
Wayne Murdy (2)	1	1	1	1
Jacques Nasser	12	12	9	7
Keith Rumble (3)	11	11							3	3
John Schubert	12	12			7	7			7	7

Column A—indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B—indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

(1)	Alan Boeckmann was appointed to the Board on 1 September 2008, and to the Remuneration Committee on 29 January 2009.

(2)	Wayne Murdy was appointed to the Board on 18 June 2009, and to the Risk and Audit Committee on 23 June 2009.

(3)	Keith Rumble was appointed to the Board on 1 September 2008, and to the Sustainability Committee on 29 January 2009.

5.4.2    Re-election

At least one-third of Directors retire at each Annual General Meeting. Directors are not appointed for a fixed term and must submit themselves to shareholders for re-election after three years. The period that Directors have served on the Board and the years in which they were first appointed and last elected are set out in section 4.1 of this Annual Report.

In addition, the Board has a policy that non-executive Directors who have served on the Board for more than nine years from the date of their first election must stand for re-election annually from the first Annual General Meeting after the expiration of their current term.

Board support for re-appointment is not automatic. Retiring Directors who are seeking re-election are subject to a performance appraisal overseen by the Nomination Committee. Following that appraisal, the Board, on the recommendation of the Nomination Committee, makes a determination as to whether it will endorse a retiring Director for re-election. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory. The Board will advise shareholders in the Notice of Meeting whether or not re-election is supported.

5.4.3    Renewal

The Board plans for its own succession with the assistance of the Nomination Committee. In doing this, the Board:

•	considers the skills, knowledge and experience necessary to allow it to meet the strategic vision for the business

•	assesses the skills, knowledge and experience currently represented

•	identifies any skills, knowledge and experience not adequately represented and agrees the process necessary to ensure a candidate is selected who brings those traits

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

The Board believes that an orderly succession and renewal process is in the best interests of the Group. The Board believes that orderly succession and renewal is achieved as a result of careful planning, where the appropriate composition of the Board is continually under review.

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

Chairman succession

As announced in early August, Jacques Nasser will succeed Don Argus as Chairman when Mr Argus retires as Chairman and a non-executive Director in early 2010. The decision to appoint Mr Nasser was agreed by the Board following a comprehensive 18-month selection process. The Board oversaw the entire succession process and was assisted in its deliberations by the Nomination Committee. Senior Independent Director for BHP Billiton Plc, John Buchanan, chaired the Board and the Nomination Committee during consideration of all matters relating to succession and internal candidates were not involved in any deliberations. In addition, the international recruitment firm, Heidrick & Struggles, was engaged as independent adviser by the Board to assist in deliberations and consideration of both internal and external candidates. KPMG supported the final process as scrutineer of a secret ballot. The Director renewal process in place for the past seven years ensured high-quality internal candidates. The process adopted by the Board complied with best practice governance requirements, including the UK Combined Code’s recommendation that the incumbent Chairman not chair the Board or the Nomination Committee when chairman succession is being considered.

Risk and Audit Committee Chairman succession

A succession planning process for the Chairman of the Risk and Audit Committee is also under way. The Board has determined that it is in the Group’s best interests for the succession process for the Board Chairman and the Risk and Audit Committee Chairman to be conducted sequentially.

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

5.5.1    Risk and Audit Committee Report

The Risk and Audit Committee (RAC) met nine times during the year. Information on meeting attendance by Committee members is included in the table in section 5.4.1.

Risk and Audit Committee members during the year

Name	Status
David Crawford (Chairman) (1)	Member for whole period
David Jenkins	Member for whole period
David Morgan	Member for whole period
Wayne Murdy	Member from 23 June 2009
Jacques Nasser	Member for whole period

(1)	The Board has nominated David Crawford as the Committee’s financial expert.

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

CSG Risk and Audit Committees

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, Risk and Audit Committees have been established for our Customer Sector Groups (CSGs) and key functional areas such as Marketing and Treasury. As illustrated in the diagram below, these Committees, known as CSG RACs, have been established and operate as committees of management, but are chaired by members of the RAC. They perform an important monitoring function in the overall governance of the Group.

Significant financial and risk matters raised at CSG RAC meetings are reported to the RAC by the Group Financial Controller and the Vice President Risk Management and Assurance.

Activities undertaken during the year

Integrity of financial statements

The RAC assists the Board in assuring the integrity of the financial statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with Accounting Standards, stock exchange and legal requirements and the results of the external audit. It reviews the half yearly and annual financial statements and makes recommendations on specific actions or decisions (including formal adoption of the financial statements and reports) the Board should consider in order to maintain the integrity of the financial statements. From time to time, the Board may delegate authority to the RAC to approve the release of the statements to the stock exchanges, shareholders and the financial community.

The CEO and CFO have certified that the 2009 financial statements present a true and fair view, in all material respects, of our financial condition and operating results and are in accordance with applicable regulatory requirements.

External Auditor

The RAC manages the relationship with the External Auditor on behalf of the Board. It considers the reappointment of the External Auditor each year, as well as remuneration and other terms of engagement, and makes a recommendation to the Board. The last competitive audit review was in 2003, when KPMG was appointed by the Board on the recommendation of the RAC. There are no contractual obligations that restrict the RAC’s capacity to recommend a particular firm for appointment as auditor. Shareholders are asked to approve the reappointment of the auditor each year in the UK.

The RAC evaluates the performance of the External Auditor during its term of appointment against specified criteria, including delivering value to shareholders and ourselves. The RAC reviews the integrity, independence and objectivity of the External Auditor. This review includes:

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

The External Auditor also certifies its independence to the RAC.

The audit engagement partner rotates every five years.

Although the External Auditor does provide some non-audit services, the objectivity and independence of the External Auditor is safeguarded through restrictions on the provision of these services. For example, certain types of non-audit service may only be undertaken by the External Auditor with the prior approval of the RAC, while other services may not be undertaken at all, including services where the External Auditor:

•	may be required to audit its own work

•	participates in activities that would normally be undertaken by management

•	is remunerated through a ‘success fee’ structure

•	acts in an advocacy role for our business.

Our Policy on Provision of Audit and Other Services by the External Auditor can be viewed at www.bhpbilliton.com/aboutus/governance.

Fees paid to the Group’s External Auditor during the year for audit and other services were US$25.1 million, of which 58 per cent comprised audit fees, 24 per cent related to legislative requirements (including Sarbanes-Oxley) and 18 per cent for other services. Details of the fees paid are set out in note 36 ‘Auditor’s remuneration’ to the financial statements.

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

The RAC also approves the appointment and dismissal of the Vice President Risk Management and Assurance and assesses his or her performance, independence and objectivity. The role of the Vice President Risk Management and Assurance includes achievement of the internal audit objectives, risk management policies, standards and procedures, and insurance strategy. The position is held by Stefano Giorgini. Mr Giorgini reports to management and has all necessary access to management and the right to see information and explanations, and has unfettered access to the RAC.

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

For further discussion on our approach to risk management, refer to section 5.6.

During the year, the Board conducted reviews of the effectiveness of the Group’s system of internal controls for the financial year and up to the date of this Annual Report in accordance with the UK Combined

Code on Corporate Governance (Turnbull Guidance) and the Principles and Recommendations published by the ASX Corporate Governance Council. These reviews covered financial, operational and compliance controls and risk assessment. During the year, management presented an assessment of the material business risks facing the Group and the level of effectiveness of risk management over the material business risks. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing the Group, the Board received an assessment of the effectiveness of internal controls over key risks identified through the work of the Board Committees. The Board is satisfied that the effectiveness of the internal controls has been properly reviewed.

CEO and CFO certification

The CEO and CFO have certified to the Board that the financial statements are founded on a sound system of risk management and internal compliance and that the system is operating efficiently and effectively in all material respects.

During the year, the RAC reviewed our compliance with the obligations imposed by the US Sarbanes-Oxley Act, including evaluating and documenting internal controls as required by section 404 of the Act.

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2009. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP Billiton, including in the reports that it files or submits under the US Securities Exchange Act of 1934, is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP Billiton’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the foregoing, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Further, in the design and evaluation of our disclosure controls and procedures, our management was necessarily required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

There have been no changes in our internal control over financial reporting (as that term is defined by the US Securities Exchange Act of 1934) during FY2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Further information on our controls and procedures, including our internal control over financial reporting can be found in section 5.12.

Assessment of RAC performance

During the year, the RAC assessed its performance in accordance with its Terms of Reference. As a result of that assessment, the Committee is satisfied it has met its Terms of Reference.

5.5.2    Remuneration Committee Report

The Remuneration Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 5.4.1.

Remuneration Committee members during the year

Name	Status
John Buchanan (Chairman)	Member for whole period
Alan Boeckmann	Member from 29 January 2009
Carlos Cordeiro	Member for whole period
E Gail de Planque	Member for whole period
David Jenkins	Member for whole period

Role and focus

The role of the Committee is to assist the Board in its oversight of:

•	the remuneration policy and its specific application to the CEO and the CEO’s direct reports, and its general application to all employees

•	the determination of levels of reward for the CEO and approval of reward to the CEO’s direct reports

•	the annual evaluation of the performance of the CEO, by giving guidance to the Board Chairman

•	communication to shareholders regarding remuneration policy and the Committee’s work on behalf of the Board, including the preparation of the Remuneration Report for inclusion in the Annual Report

•	compliance with applicable legal and regulatory requirements associated with remuneration matters.

Activities undertaken during the year

Full details of the Committee’s work on behalf of the Board are set out in the Remuneration Report in section 6.

During the year, the Committee assessed its performance in accordance with its Terms of Reference. As a result of that assessment, the Committee is satisfied it has met its Terms of Reference.

5.5.3    Nomination Committee Report

The Nomination Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 5.4.1.

Nomination Committee members during the year

Name	Status
Don Argus (Chairman) (1)	Member for whole period
John Buchanan	Member for whole period
John Schubert	Member for whole period

(1)	The Committee was chaired by John Buchanan while the succession of the Board Chairman was being considered.

Role and focus

The role of the Committee is to assist in ensuring that the Board comprises individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance. It does so by focusing on:

•	reviewing the skills represented on the Board and identifying skills that may be required

•	retaining the services of independent search firms and identifying suitable candidates for the Board

•

overseeing the review of the assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election (refer to section 5.4.2)

•	the provision of appropriate training and development opportunities for Directors

•	supporting the Board in its review and, where appropriate, authorisation of actual and potential conflicts (refer to section 5.3.5)

•	communicating to shareholders regarding the work of the Committee on behalf of the Board.

Following a review of all Board Committees in 2008, the Terms of Reference of the Nomination Committee were amended during the year to provide that the Nomination Committee assists the Board in management of any situations of actual or potential conflict (refer to section 5.3.5). The Terms of Reference were also amended to reflect that the Nomination Committee assumed oversight of training and development activity for all Directors. The Board considers that this will enhance the Committee’s ongoing consideration and review in relation to the appropriate skills mix for the Board.

Activities undertaken during the year

There were changes to the composition of the Board during the year. Alan Boeckmann and Keith Rumble joined the Board on 1 September 2008, and Wayne Murdy joined the Board on 18 June 2009. David Jenkins has indicated his intention to retire from the Board at the conclusion of the 2009 Annual General Meetings. In addition, as discussed in section 5.4.3, the Nomination Committee played a significant role supporting the Board during the Chairman succession process at which time John Buchanan chaired the meeting. The Committee retained the services of Heidrick & Struggles and Egon Zehnder to assist in the identification of potential candidates for the Board.

During the year, the Committee assessed its performance. As a result of that assessment, the Committee is satisfied that it is functioning effectively and it has met its Terms of Reference.

5.5.4    Sustainability Committee Report

The Sustainability Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 5.4.1.

Sustainability Committee members during the year

Name	Status
John Schubert (Chairman)	Member for whole period
Paul Anderson	Member for whole period
E Gail de Planque	Member for whole period
Keith Rumble	Member from 29 January 2009

Role and focus

The role of the Sustainability Committee is to assist the Board in its oversight of:

•	the effectiveness of the Group’s policies and systems associated with health, safety, environment and community (HSEC) matters

•	our compliance with applicable legal and regulatory requirements associated with HSEC matters

•	our performance in relation to HSEC matters

•	the performance and leadership of the HSEC and the Sustainable Development functions

•	HSEC risks

•	our Annual Sustainability Summary Report

•	communication to shareholders regarding the work of the Committee on behalf of the Board.

Sustainable development governance

Our approach to HSEC and sustainable development governance is characterised by:

•	the Sustainability Committee overseeing the HSEC matters across the Group

•	business line management having primary responsibility and accountability for HSEC performance

•	the HSEC function providing advice and guidance directly, as well as through a series of networks across the business

•	seeking input and insight from external experts such as our Forum for Corporate Responsibility

•	clear links between remuneration and HSEC performance.

Activities undertaken during the year

During the year, the Sustainability Committee considered reports on HSEC audits, learnings from fatal accidents, and the potential impact of climate change regulation on the Group’s portfolios and actions being taken to manage the implications of this regulation. It also reviewed the Group’s performance against the HSEC public targets and the Key Performance Indicators for the HSEC and Sustainable Development functions. The Committee also reviewed the performance of the Vice President HSEC and Sustainable Development. The Committee reviewed and recommended to the Board the approval of the annual Sustainability Summary Report for publication. The Sustainability Summary Report identifies our targets for HSEC matters and our performance against those targets.

A copy of the Sustainability Summary Report and further information can be found at www.bhpbilliton.com/sustainabledevelopment.

The Committee also assessed its performance in accordance with its Terms of Reference. As a result of that assessment, the Committee is satisfied it has met its Terms of Reference.

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

The Group has established a Risk Management Policy with supporting Standards and Procedures that provides an overarching and consistent framework for the assessment and management of risks. Risks are ranked using a common methodology. Where a risk is assessed as material it is reported and reviewed by senior management. During the year, updated Risk Management Standards were approved and implemented across the Group.

Our Risk Management Policy can be found at www.bhpbilliton.com/aboutus/governance.

5.6.2    Business risks

The scope of our operations and the number of industries in which we operate and engage mean that a range of factors may impact our results. Material risks that could negatively affect our results and performance include:

•	impacts arising from the global financial crisis

•	fluctuations in commodity prices

•	fluctuations in currency exchange rates

•	influence of demand from China and related investments seeking resource security

•	failure to discover new reserves, maintain or enhance existing reserves or develop new operations

•	actions by governments, including additional taxation, infrastructure development and political events in the countries in which we operate

•	inability to successfully integrate acquired businesses

•	inability to recover investments in mining and oil and gas projects

•	non-compliance to the Group’s standards by non-controlled assets

•	operating cost pressures and shortages could negatively impact our operating margins and expansion plans

•	impact of increased costs or schedule delays on development projects

•	impact of health, safety, environmental and community exposures and related regulations on operations and reputation

•	unexpected natural and operational catastrophes

•	climate change and greenhouse effects

•	inadequate human resource talent pool

•	breaches in information technology security

•	breaches in governance processes.

These risks are described in more detail in section 1.5.

5.6.3    Risk management governance structure

The principal aim of the Group’s risk management governance structure and internal control systems is to manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets.

Management has put in place a number of key policies, processes and independent controls to provide assurance to the Board and the RAC as to the integrity of our reporting and effectiveness of our systems of internal control and risk management. The governance assurance diagram in section 5.1 highlights the relationship between the Board and the various controls in the assurance process. Some of the more significant internal control systems include Board and management committees, CSG RACs, the Risk Management Policy and internal audit.

CSG Risk and Audit Committees

The CSG RACs illustrated in the diagram in section 5.5.1 assist the RAC to monitor the Group’s obligations in relation to financial reporting, internal control structure, risk management processes and the internal and external audit functions.

Board Committees

Directors also monitor risks and controls through the RAC, the Remuneration Committee and the Sustainability Committee.

Management Committees

Management committees also perform roles in relation to risk and control. Strategic risks and opportunities arising from changes in our business environment are regularly reviewed by the Group Management Committee (GMC) and discussed by the Board. The Financial Risk Management Committee (FRMC) reviews the effectiveness of internal controls relating to commodity price risk, counterparty credit risk, currency risk, financing risk, interest rate risk and insurance. Minutes of the GMC and the FRMC are provided to the Board. The Investment Committee provides oversight for investment processes across the business and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the Investment Committee in relation to major capital projects.

5.7    Management

Below the level of the Board, key management decisions are made by the CEO, the GMC, other management committees and individual members of management to whom authority has been delegated. The diagram below describes the position of the CEO and three key management committees.

Performance evaluation for executives

The performance of executives and other senior employees is reviewed on an annual basis. For the most senior executives (members of the GMC), this review includes their contribution, engagement and interaction at Board level. The annual performance review process that we employ considers the performance of executives against criteria designed to capture both ‘what’ is achieved and ‘how’ it is achieved. All performance assessments of executives consider how effective they have been in undertaking their role; what they have achieved against their specified key performance indicators; how they match up to the behaviours prescribed in our leadership model and how those behaviours align with the BHP Billiton Charter values. The assessment is therefore holistic and balances absolute achievement with the way performance has been delivered. Progression within the Company is driven equally by personal leadership behaviours and capability to produce excellent results.

A performance evaluation as outlined above was conducted for all members of the GMC in FY2009. For the Chief Executive Officer, the performance evaluation was led by the Chairman of the Board on behalf of all the non-executive Directors, drawing on guidance from the Remuneration Committee.

5.8    Business conduct

Code of Business Conduct

We have published a Code of Business Conduct, which is available in four languages. The Code reflects our Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally, interacting with communities, governments and business partners and general workplace behaviour. The Code applies to Directors and to all employees, regardless of their position or location. Consultants, contractors and business partners are also expected to act in accordance with the Code.

The Code of Business Conduct can be found at our website at www.bhpbilliton.com/aboutus/governance.

Insider trading

We have a Securities Dealing Procedure that covers dealings by Directors and identified employees, and is consistent with the Model Code contained in the Financial Services Authority Listing Rules in the UK. The Procedure restricts dealings by Directors and identified employees in shares and other securities during designated prohibited periods and at any time that they are in possession of unpublished price-sensitive information.

A copy of the Securities Dealing Procedure can be found at our website at www.bhpbilliton.com/aboutus/governance.

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

Panel members have been selected on the basis of their knowledge of and experience in contemporary aspects of ethics and culture that are relevant to the Group. The panel consists of both employees and external members and is chaired by the Group Executive and Chief People Officer.

Business Conduct Advisory Service

We have established a Business Conduct Advisory Service so that employees can seek guidance or express concerns on business-related issues and report cases of suspected misappropriations, fraud, bribery or corruption. Reports can be made anonymously and without fear of retaliation. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Levels of activity and support processes for the Business Conduct Advisory Service are monitored with activity reports presented to the Board. Further information on the Business Conduct Advisory Service can be found in the Code of Business Conduct.

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

Disclosure Officers have been appointed in the Group’s CSGs and Group Functions. These officers are responsible for identifying and providing the Disclosure Committee with material information about the activities of the CSG or functional areas using disclosure guidelines developed by the Committee.

To safeguard the effective dissemination of information we have developed a Market Disclosure Procedure, which outlines how we identify and distribute information to shareholders and market participants.

A copy of the Market Disclosure Procedure is available at www.bhpbilliton.com/aboutus/governance.

Copies of announcements to the stock exchanges on which we are listed, investor briefings, half yearly financial statements, the Annual Report and other relevant information are posted to the Group’s website at www.bhpbilliton.com. Any person wishing to receive advice by email of news releases can subscribe at www.bhpbilliton.com.

5.10    Conformance with corporate governance standards

Our compliance with the governance standards in our home jurisdictions of Australia and the United Kingdom, and with the governance requirements that apply to us as a result of our New York Stock Exchange (NYSE) listing, is summarised in this Corporate Governance Statement, the Remuneration Report, the Directors’ Report and the financial statements.

The Listing Rules and the Disclosure and Transparency Rules of the UK Financial Services Authority require UK-listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, which are contained in Section 1 of the Combined Code, and explain the reasons for any non-compliance. The Combined Code is available at www.frc.org.uk/corporate/combinedcode.cfm.

The Listing Rules of the ASX require Australian-listed companies to report on the extent to which they meet the Principles and Recommendations published by the ASX Corporate Governance Council as part of its Principles of Good Corporate Governance (ASX Principles and Recommendations) and explain the reasons for any non-compliance. The ASX Principles and Recommendations are available at www.asx.com.au/about/corporate_governance/index.htm.

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

BHP Billiton Limited and BHP Billiton Plc are registrants with the Securities and Exchange Commission in the US. Both companies are classified as foreign private issuers and both have American Depositary Receipts listed on the NYSE.

We have reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act (US) including the rules promulgated by the Securities and Exchange Commission and the rules of the NYSE and are satisfied that we comply with those requirements.

Section 303A of the NYSE Listed Company Manual has instituted a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE rules, foreign private issuers, such as ourselves, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 and certain notification provisions contained in Section 303A of the Listed Company Manual. Section 303A.11 of the Listed Company Manual, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by US listed companies under the NYSE corporate governance standards. Following a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE Listed Company Manual that would otherwise currently apply to foreign private issuers, the following significant differences were identified:

•

The NYSE rules require listed companies to have a Compensation (Remuneration) Committee composed entirely of independent directors. The Board considers that all members of the Remuneration Committee are independent, however notes that the test of independence set out in the Board’s Policy on Independence differs in some respects from that prescribed by the NYSE. The NYSE rules permit the Group as a foreign private issuer to follow home practice rules, both in considering the independence of Directors and in the composition of its Remuneration Committee.

•

Our Nomination Committee Terms of Reference (charter) do not include the purpose of developing and recommending to the Board a set of corporate governance principles applicable to the corporation. We believe that this task is integral to the governance of the Group and is therefore best dealt with by the Board as a whole.

•

Rule 10A-3 of the Securities Exchange Act of 1934 requires NYSE-listed companies to ensure that their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While the RAC is directly responsible for remuneration and oversight of the External Auditor, the ultimate responsibility for appointment and retention of the External Auditor rests with our shareholders, in accordance with UK law and our constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are in turn reported to shareholders.

While the Board is satisfied with its level of compliance with the governance requirements in Australia, the UK and the US, it recognises that practices and procedures can always be improved, and there is merit in continuously reviewing its own standards against those in a variety of jurisdictions. The Board’s program of review will continue throughout the year ahead.

5.11    Additional UK disclosure

The information specified in the UK Financial Services Authority Disclosure and Transparency Rules, DTR 7.2.6, is located elsewhere in this Annual Report. The Directors’ Report, at section 7.23, provides cross-references to where the information is located.

5.12    Controls and procedures

5.12.1    Management’s assessment of our internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Controls—Integrated Framework, issued by the Sponsoring Organisation of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Company maintained effective internal control over financial reporting as at 30 June 2009.

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

Our independent registered public accounting firms, KPMG and KPMG Audit Plc, have issued an audit report on our internal control over financial reporting which is contained on pages F-2 and F-3 of this Annual Report.

There have been no changes in our internal control over financial reporting during the year ended 30 June 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.12.2    Principal Accountant fees and services

Fees billed

Refer to note 36 ‘Auditor’s remuneration’ in the financial statements for a description of the fees paid to, and the services provided by, our independent accountants.

Policies and procedures

We have adopted a policy entitled ‘Provision of Audit and Other Services by the External Auditor’ covering the Risk and Audit Committee’s pre-approval policies and procedures to maintain the independence of the External Auditor.

The full policy can be accessed in the BHP Billiton internet site at: www.bhpbilliton.com/aboutus/governance.

In addition to audit services, the External Auditor will be permitted to provide other (non-audit) services that are not, and are not perceived to be, in conflict with the role of the External Auditor. In accordance with the requirements of the Securities Exchange Act and guidance contained in PCAOB Release 2004-001, certain specific activities are listed in our detailed policy which have been ‘pre-approved’ by our Risk and Audit Committee.

The categories of ‘pre-approved’ services are as follows:

•

Audit services—This is the work that constitutes the agreed scope of the statutory audit and includes the statutory audits of the Group and its entities (including interim reviews). Our Risk and Audit Committee will monitor the Audit services engagements and approve, if necessary, any changes in terms and conditions resulting from changes in audit scope, Group structure or other relevant events.

•

Audit-related/assurance services—This is work that is outside the required scope of the statutory audit, but is consistent with the role of the external statutory auditor. This category includes work that is reasonably related to the performance of an audit or review and is a logical extension of the audit or review scope, is of an assurance or compliance nature and is work that the External Auditor must or is best placed to undertake.

•	Tax services—This work is of a tax nature that does not compromise the independence of the External Auditor.

•	Other advisory services—This work is of an advisory nature that does not compromise the independence of the External Auditor.

Activities not listed specifically are therefore not ‘pre-approved’ and must be approved by our Risk and Audit Committee prior to engagement, regardless of the dollar value involved. Additionally, any engagement for other services with a value over US$100,000, even if listed as a ‘pre-approved’ service, can only be approved by our Risk and Audit Committee, and all engagements for other services, whether ‘pre-approved’ or not, and regardless of the dollar value involved, are reported quarterly to our Risk and Audit Committee.

While not specifically prohibited by our policy, any proposed non-audit engagement of the External Auditor relating to internal control (such as a review of internal controls or assistance with implementing the regulatory requirements including the Securities Exchange Act) must obtain specific prior approval by our Risk and Audit Committee. With the exception of the external audit of the Group financial report, any engagement identified that contains an internal control-related element is not considered to be pre-approved. In addition, whilst the categories shown above include a list of certain pre-approved services, the use of the External Auditor to perform such services shall always be subject to our overriding governance practices as articulated in the policy.

An exception can be made to the above policy where such an exception is in our interests and appropriate arrangements are put in place to ensure the integrity and independence of the External Auditor. Any such exception requires the specific prior approval of our Risk and Audit Committee and must be reported to our Board. No exceptions were approved during the year ended 30 June 2009.

In addition, our Risk and Audit Committee approved no services during the year ended 30 June 2009 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

6    Remuneration Report

This Report outlines the remuneration policies for the Chief Executive Officer, the Group Management Committee (GMC) and the non-executive Directors.

The Report is structured as follows:

•	Chairman’s introduction

•	Remuneration policy and structure

•	Summary of remuneration for Marius Kloppers

•	Remuneration and performance

•	Non-executive Directors

•	Remuneration Committee

•	Remuneration in detail

Remuneration Committee Chairman’s introduction

The year has been one in which remuneration committees and boards have been called to account for their overall governance practices, and in particular their remuneration practices, as shareholders have questioned whether those practices have contributed to the prevailing global financial crisis.

Against this background, the Remuneration Committee looked again at our remuneration policy and the principles that have been used to design all of the components of executive remuneration and satisfied itself that they remained sound.

We will continue to take guidance from shareholders and thought leaders on these issues. We believe that while stability in our remuneration structures is an imperative from both the Company’s and executives’ perspective, where modifications can be made that better align interests they will be actively considered.

The year saw the end of the first performance period of the Long Term Incentive Plan that applies to our most senior executives, including the Chief Executive Officer. That plan was introduced in 2004 with a five-year performance period; something that was, and remains, unusual both in and outside our industry. The period is an important design feature for us as we believe it reflects not only the long-term nature of our business, but gives sufficient time to ensure that there is real alignment with shareholders.

Over the performance period our total shareholder return was 220 per cent. In contrast the average total shareholder return for the peer group (that you will find listed in section 6.6.9 of this Remuneration Report) against which we measure our performance was 71.8 per cent. BHP Billiton’s performance meant that US$80.6 billion of value has been added since 2004 over and above performance in line with the average of the peer group; an outstanding result for which the management should be commended.

6.1    Remuneration policy and structure

The Remuneration Committee recognises that we operate in a global environment and that our performance depends on the quality of our people. Remuneration is used to reinforce the Group’s strategic objectives and the Committee keeps the remuneration policy under regular review to ensure it is appropriate for the needs of the Group.

6.1.1    Key principles of our remuneration policy

The key principles of our remuneration policy are to:

•	provide competitive rewards to attract, motivate and retain highly-skilled executives willing to work around the world

•	apply demanding key performance indicators (KPIs), including financial and non-financial measures of performance

•	link a large component of pay to our performance and the creation of value for our shareholders

•	ensure remuneration arrangements are equitable and facilitate the deployment of people around our businesses

•	limit severance payments on termination to pre-established contractual arrangements that do not commit us to making unjustified payments.

The Committee is confident that these principles, which were applied in the year under review and are expected to be applied in FY2010 and beyond, continue to meet the Group’s objectives.

6.1.2    Components of remuneration

The remuneration paid and payable to members of the GMC (including the CEO) comprises fixed and at risk components. The manner in which these components are determined and their alignment with BHP Billiton’s strategy is outlined below.

Component	Policy	Link to strategy
Base salary (fixed)	Reviewed annually. Targeted at industry average levels for comparable roles in global companies of similar complexity and size. Market data used to benchmark salary levels.	Market competitive.

Retirement benefit (fixed)

Delivered to new entrants under defined contribution plans.

Employees in legacy defined benefit plans can continue to accrue benefits in such plans for both past and future service unless they have opted to transfer to a defined contribution plan.

Market competitive.

Other benefits (fixed)	Non-pensionable.	Market competitive.

Short-term incentive (at risk)

Paid annually.

Target cash award: 80% of base salary.

Maximum cash award: 160% of base salary.

Value of cash award matched with a grant of Deferred Shares and/or Options.

Deferred Shares and Options are subject to a two-year holding period, during which forfeiture terms apply.

Participants who are granted Deferred Shares/Options are entitled to receive a Dividend Equivalent Payment, which is equal to the amount of dividends that would have been earned over the holding period. Payment is subject to the Deferred Shares/Options vesting, and is made on the exercise of the Deferred Shares/Options.

Supports a high-performance culture. Motivates short-term performance linked to business strategy. Retention. Share ownership. Deferral in shares strengthens alignment with shareholders.

Component	Policy	Link to strategy
Long-term incentive (at risk)

Awarded annually in the form of Performance Shares.

Five-year performance period.

Performance hurdle measures BHP Billiton’s Total Shareholder Return (TSR) relative to an index of peer companies.

Zero vesting at median.

Maximum award that can be granted in any one financial year is limited to an award with an Expected Value of 200% of base salary.

Participants who are granted Performance Shares are entitled to receive a Dividend Equivalent Payment, which is equal to the amount of dividends that would have been earned over the performance period. Payment is subject to the Performance Shares vesting, and only on those shares that do vest. Payment is made on the exercise of the Performance Shares.

Consistent with corporate objective and long-term nature of our business decision-making. Shareholder alignment. Retention.

Share ownership guidelines

Minimum Shareholding Requirement (MSR):

300% of one year’s after-tax base salary for CEO.

200% of one year’s after-tax base salary for other members of the GMC.

Hedge arrangements:

Prohibited from entering into hedge arrangements in relation to unvested shares and options and private shareholdings forming part of MSR. Executives are formally advised on the grant of a share award that they are prohibited from entering into a hedge arrangement. Any permitted hedge arrangements require advance clearance under our Securities Dealing Procedure and disclosure.

Shareholder alignment. Commitment to business.

6.2    Summary of remuneration for Marius Kloppers

Section 6.6.3 of this Report contains a remuneration table that has been prepared in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder), the Australian Corporations Act 2001 and relevant accounting standards. It contains actual remuneration and an estimate of future share-based remuneration that might be earned under incentive plans.

Because the statutory remuneration table contains estimates as well as actual payments it may be difficult to ascertain what the CEO, Marius Kloppers, has been paid in the year. This section has been prepared to give a clearer picture of what has been paid, and is designed to assist shareholders in seeing how our remuneration policy translates into practice for Mr Kloppers.

The annual ‘cycle’ of remuneration received by Mr Kloppers includes four components:

(a)	‘fixed’ remuneration, consisting of base salary paid in cash together with retirement and other benefits

(b)	‘at risk’ short-term incentive paid in cash after the end of the financial year (and paid only if pre-determined performance conditions have been satisfied)

(c)	‘at risk’ Deferred Shares, which were awarded approximately two years earlier as a match to the short-term cash incentive paid for that prior period (and which vest only if Mr Kloppers remains with the Group until the date the Shares vest and become exercisable).

(d)	‘at risk’ Performance Shares, which were awarded approximately five years earlier under the Long Term Incentive Plan (and which vest only if the pre-determined performance hurdle has been satisfied).

The first two components are detailed under the heading ‘Cash and benefits received’ below, and the remaining components are detailed under the heading ‘Shares received’.

Cash and benefits received

The table below shows the amount Mr Kloppers has been paid in cash and benefits. It contains:

•	the ‘fixed’ remuneration received during the year ended 30 June 2009, which is made up of base salary, retirement benefits and other benefits; and

•	the ‘at risk’ remuneration paid in cash after the end of the financial year, which was earned because performance conditions for the year were met.

FY2009	Base salary fixed	Retirement benefits fixed	Other benefits fixed (1)	Annual cash short-term award at risk (2)	Total
US$	2,002,455	800,982	40,598	1,732,726	4,576,761

Notes

(1)	Other benefits include medical insurance, professional fees paid in respect of tax compliance and life assurance-related benefits.

(2)	Annual cash short-term award was equivalent to 53 per cent of maximum cash award. This will be matched with a grant of Deferred Shares and/or Options after the 2009 Annual General Meetings.

Shares received

In December 2007, Mr Kloppers was awarded 27,582 Deferred Shares, representing a match to his short-term cash incentive for the year ended 30 June 2007. The end of the holding period was 30 June 2009. The shares vested and became exercisable on 12 August 2009.

In December 2004, Mr Kloppers was awarded 225,000 Performance Shares as his long-term incentive award for 2004. The conditions on which they would vest were set out in the Long Term Incentive Plan, which was approved by shareholders in 2004. Those conditions required BHP Billiton to deliver a total shareholder return of 30.7 per cent above the median of an index of peer companies over the five-year performance period, which ended on 30 June 2009. BHP Billiton’s actual performance was 220 per cent compared with the comparator group’s 71.8 per cent, resulting in full vesting. The shares vested and became exercisable on 12 August 2009.

6.3    Remuneration and performance

This section provides details of the performance components of the remuneration package, as well as information on the Group’s performance.

6.3.1    Short-term incentives

Short-term incentives in respect of FY2009 were earned by the CEO and members of the GMC under the Group Incentive Scheme (GIS). Mr Kloppers earned a cash award of 85 per cent of base salary, being 53 per cent of the maximum award he could have achieved. Further details on the cash awards are provided in section 6.6.4 of this Report.

Following shareholder approval, the target cash award for the CEO and members of the GMC was increased to 80 per cent of base salary and the maximum award was increased to 160 per cent of base salary with effect from 1 July 2008. The cash awards are matched with a grant of Deferred Shares and/or Options after the Annual General Meetings.

The GIS incentivises the executives to achieve annual goals linked to the business strategy, budget and personal objectives. Measures are set to reflect the critical KPIs of the Group in a combination of financial and non-financial areas. The key Group measures for the GMC in FY2009 and assessment against those measures are set out below. 80 per cent of Mr Kloppers’ measures were Group-based and 20 per cent were personal. The Committee believes that the KPIs set, and the relative weightings given to the different categories of KPI, effectively incentivises short-term performance.

FY2009 Group key performance indicators	Assessment
Health, safety, environment and community—Total Recordable Injury Frequency (TRIF) and Zero Barrier events (15 per cent weighting for Mr Kloppers)

Below target

In assessing the final incentive outcome for Mr Kloppers, the Committee determined that a zero outcome should apply to his HSEC KPI to reflect the disappointing safety performance in FY2009.

Financial—earnings before interest and tax, adjusted for foreign exchange and price (50 per cent weighting for Mr Kloppers)	Below target

Capital management—cost and schedule (15 per cent weighting for Mr Kloppers)	Above target

For FY2010, the GMC scorecard will continue to be based on health and safety, financial, capital management and personal performance.

The following diagram illustrates the GIS operation and timeline.

6.3.2    Long-term incentives

Long-term incentives, in the form of Performance Shares, were awarded to the CEO and members of the GMC in December 2008 under the Long Term Incentive Plan (LTIP).

Duration of performance period	Five years, commencing 1 July 2008

Performance hurdle	BHP Billiton’s TSR relative to TSR of an index of peer companies (Index).

Vesting conditions

For all Performance Shares to vest, BHP Billiton’s TSR must exceed the Index TSR by 5.5% per annum (equates to exceeding the average TSR over the five-year performance period by more than 30%).

No Performance Shares vest if BHP Billiton’s TSR is at or below the Index TSR. For performance between Index TSR and 5.5% per annum above the Index, vesting occurs on a sliding scale.

In the event that the Committee does not consider the level of vesting that would otherwise apply based on BHP Billiton’s achievement of the TSR hurdle to be a proper reflection of the financial performance of the Group, it retains the discretion to lapse some or all of a participant’s Performance Shares. It is anticipated that such discretion would only be used in exceptional circumstances.

Peer group	Weighted 75% to mining and 25% to oil and gas.

Maximum award each financial year

An Expected Value (EV) not exceeding 200% of base salary.

EV can be defined as the average outcome weighted by probability, and takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors including volatility and forfeiture risk.

EV has been used because it enables the Committee to set total target remuneration levels for the CEO and the GMC, taking into account the degree of difficulty of the LTIP Performance Hurdle and the consequent probability of awards vesting, together with ensuring that awards are externally competitive.

The EV of the 2008 LTIP awards was calculated by the Committee’s independent advisers, Kepler Associates, to be 31% of face value.

Retesting if performance hurdle not met	Not permitted.

Treatment on departure

The rules of the LTIP provide that should a participant cease employment for any reason other than death/disability, resignation or termination for cause, participants would have a right to retain entitlements to Performance Shares that have been granted, but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the commencement of the relevant performance period to the date of departure and would only vest and become exercisable to the extent that the performance hurdles are met.

The Committee regards it as an important principle that where a participant resigns without the Committee’s consent or their employment is terminated for cause, they forfeit the entitlement to their unvested Performance Shares.

Details of the interests held by members of the GMC in BHP Billiton’s long-term incentive schemes are provided in section 6.6.9 of this Report.

2004 LTIP

The Long Term Incentive Plan was first introduced following shareholder approval in 2004. The first of the awards granted to GMC members was made in December 2004 with a performance period that ended on 30 June 2009. As outlined in Section 6.3.2, the plan runs over a period of five years and has a performance hurdle that requires BHP Billiton’s total TSR to exceed the TSR of a group of peer companies by 5.5 per cent per annum.

BHP Billiton’s TSR performance from 1 July 2004 to 30 June 2009 was 220 per cent compared with the Index TSR of 71.8 per cent. This outperformance of 148.2 per cent on the Company’s starting market capitalisation of US$54.4 billion represents outperformance of US$80.6 billion. This is sufficient for the 2004 LTIP awards to vest in full. The aggregate value of 2004 LTIP awards at 30 June 2009 was US$132 million for all participants.

The Remuneration Committee considered the TSR outcome in the context of Group financial performance over the five-year performance period and determined that the recorded TSR outperformance was a genuine reflection of BHP Billiton’s underlying financial outperformance.

Over the same period, the Company also outperformed both the ASX 100 and FTSE 100.

6.3.3    Group performance

The two charts below illustrate the performance of the Group relative to the markets in which it operates over the past five years. The first compares our TSR performance with that of the ASX 100 and the FTSE 100, both of which are broadly-based indices. The second illustrates performance against the LTIP peer group index (the relevant companies are listed in section 6.6.9 of this Report). The Committee believes that the broadly-based indices and the index of peer group companies are the most appropriate benchmarks for measuring our performance. As illustrated by the charts below, BHP Billiton has strongly outperformed both the market and the LTIP Index in the level of returns it has delivered to shareholders.

FY2009 total return to BHP Billiton shareholders (as measured by the change in share prices plus dividends reinvested)

BHP Billiton Limited	–35.13%
BHP Billiton Plc	–37.78%

Details of the Group’s performance, share price and dividends over the past five years can be found in sections 1.4.1 and 11.4.

6.3.4    Earnings performance

Earnings performance over the last five years is represented by profit attributable to BHP Billiton shareholders and is detailed in the table below. Amounts are stated before exceptional items.

US dollars million	Profit attributable to shareholders (prepared in accordance with IFRS)
FY2009	10,722
FY2008	15,368
FY2007	13,675
FY2006	10,154
FY2005	6,426

6.4    Non-executive Directors

Following shareholder approval at the 2008 Annual General Meetings, the aggregate sum available to remunerate non-executive Directors was increased to US$3.8 million.

The Board is conscious that just as it must set remuneration levels to attract and retain talented executives, so it must ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to contribute effectively to a high-performing Board. Fees for the Chairman and the non-executive Directors were reviewed in July/August 2008, with the assistance of external advisers, in accordance with the policy of conducting annual reviews. The table below sets out the current fees.

Levels of fees and travel allowances for non-executive Directors

US dollars	From 1 July 2008
Base fee	140,000
Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	30,000
Committee Chair:
Risk and Audit	50,000
Remuneration	35,000
Sustainability	35,000
Nomination	No additional fees
Committee membership:
Risk and Audit	25,000
Remuneration	20,000
Sustainability	20,000
Nomination	No additional fees
Travel allowance:
Greater than 3 but less than 12 hours	7,000
Greater than 12 hours	15,000
Chairman’s remuneration	1,000,000

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

Details of the remuneration paid to the non-executive Directors and retirement benefits are provided in sections 6.6.5 and 6.6.8 of this Report.

Non-executive Directors are not eligible to participate in any of our incentive arrangements. A standard letter of appointment has been developed for non-executive Directors and is available on our website. Each non-executive Director is appointed subject to periodic re-election by shareholders (see section 5 Corporate Governance Statement for an explanation of the process). There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship. Alan Boeckmann and Keith Rumble were appointed as non-executive Directors with effect from 1 September 2008. Wayne Murdy was appointed as a non-executive Director with effect from 18 June 2009. Dates of appointment of all Directors appear in section 4 Board of Directors and Group Management Committee.

6.5    Remuneration Committee

Committee Members	John Buchanan (Chairman) Alan Boeckmann (from March 2009) Carlos Cordeiro David Jenkins E Gail de Planque

Independent advisers to the Committee (1)	Kepler Associates LLP

Number of meetings in FY2009	Seven

Other individuals who regularly attended meetings (2)	Don Argus (Chairman) Marius Kloppers (CEO) Karen Wood (Group Executive and Chief People Officer) Derek Steptoe (Vice President Group Reward and Recognition) Jane McAloon (Group Company Secretary)

Notes

(1)	Kepler Associates, who were appointed by the Committee, provide specialist remuneration advice and do not provide other services to the Group. The Committee has access to advice and views from those invited to attend meetings, as mentioned above, and can draw on services from a range of external sources, including remuneration consultants. An up-to-date list of all consultants, together with the type of services supplied and whether services are provided elsewhere in the Group, is available on our website.

(2)	Other individuals who regularly attended meetings were not present when matters associated with their own remuneration were considered.

The Committee is committed to the principles of accountability and transparency, and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. Operating under delegated authority from the Board, its activities are governed by Terms of Reference (approved by the Board in March 2008), which are available on our website. The Committee focuses on:

•	remuneration policy and its specific application to the CEO and other executives reporting to the CEO (Group Management Committee—GMC), as well as the general application to all our employees

•	the determination of levels of reward to the CEO and other members of the GMC

•	providing guidance to the Chairman on evaluating the performance of the CEO

•	effective communication with shareholders on the remuneration policy and the Committee’s work on behalf of the Board.

6.6    Remuneration in detail

6.6.1    Compliance requirements

Australian Accounting Standards and International Financial Reporting Standards require BHP Billiton to make certain disclosures for Key Management Personnel (KMP). KMP is defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.

For the purposes of this Report, it has been determined that the KMP are the Directors and the members of the GMC who served during FY2009. In addition, the Australian Corporations Act 2001 requires BHP Billiton to make certain disclosures in respect of the five highest-paid executives below Board level. In FY2009, the five highest-paid executives below Board level were all members of the GMC and are, therefore, already included as KMP.

6.6.2    Group Management Committee

The senior management team of the Group during FY2009 was the Group Management Committee (GMC). Members of the GMC are shown in the table below.

Name	Title
Executive Director
Marius Kloppers	CEO and Executive Director
Other members of the GMC
Alberto Calderon	Group Executive and Chief Commercial Officer
Andrew Mackenzie (1)	Group Executive and Chief Executive Non-Ferrous Materials
Marcus Randolph	Group Executive and Chief Executive Ferrous and Coal
Alex Vanselow	Group Executive and Chief Financial Officer
Karen Wood	Group Executive and Chief People Officer
J Michael Yeager	Group Executive and Chief Executive Petroleum

Note

(1)	Andrew Mackenzie commenced employment on 15 November 2008.

6.6.3    Remuneration for GMC Members

The table below has been prepared in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder), and the Australian Corporations Act 2001 and relevant accounting standards.

US dollars		Short-term employee benefits					Subtotal: UK requirements	Post-employment benefits	Share-based payments			Total: Australian requirements
		Base Salary (1)	Annual cash award	Non-monetary benefits	Other benefits			Retirement benefits	Dividend equivalent payment value	Value of deferred shares (2)	Long- term incentive awards
Executive Director
Marius Kloppers	2009	2,002,455	1,732,726	40,598	—		3,775,779	800,982	1,396,914	1,455,869	2,970,045	10,399,589
	2008	1,677,070	1,805,878	74,288	—		3,557,236	671,215	264,170	985,135	1,395,886	6,873,642
Other GMC members
Alberto Calderon	2009	1,015,615	1,014,338	11,361	—		2,041,314	355,465	529,135	795,372	1,158,393	4,879,679
	2008	987,023	903,783	12,773	201,929		2,105,508	345,458	83,762	473,899	548,664	3,557,291
Andrew Mackenzie	2009	549,106	496,392	10,529	1,597,400	(3)	2,653,427	197,678	145,579	153,378	1,814,547	4,964,609
	2008	n/a	n/a	n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a
Marcus Randolph	2009	1,141,543	927,277	47,377	—		2,116,197	388,124	755,775	963,869	1,584,583	5,808,548
	2008	1,099,370	1,176,656	44,433	—		2,320,459	373,786	159,955	738,475	876,212	4,468,887
Alex Vanselow	2009	990,071	840,827	31,321	—		1,862,219	376,227	923,294	909,399	1,648,883	5,720,022
	2008	1,094,477	1,031,143	69,299	175,000		2,369,919	415,901	159,075	676,035	940,512	4,561,442
Karen Wood	2009	772,255	718,307	—	—		1,490,562	265,656	644,972	731,190	1,272,589	4,404,969
	2008	854,514	804,292	—	—		1,658,806	293,953	137,232	531,417	721,634	3,343,042
J Michael Yeager	2009	1,130,752	1,102,607	18,727	44,174		2,296,260	404,809	983,457	1,029,097	1,664,342	6,377,965
	2008	1,028,907	1,062,135	19,670	—		2,110,712	368,349	139,916	618,480	955,971	4,193,428
Former GMC members
Charles Goodyear	2009	n/a	n/a	n/a	n/a		n/a	n/a	n/a	n/a	n/a	n/a
	2008	888,750	933,188	1,324,751	554,534		3,701,223	426,600	249,440	824,373	947,906	6,149,542

Notes

(1)	Base salaries are generally reviewed on 1 September each year. Amounts shown reflect the salaries paid over the 12-month period ended 30 June 2009. Base salary for Andrew Mackenzie reflects the period 15 November 2008 to 30 June 2009.

(2)	GMC members can elect to receive Options instead of Deferred Shares or a combination of both. At the date of this Report GMC members had not made their elections. In 2008, Alberto Calderon and Alex Vanselow elected to receive Options. The percentage of their remuneration in 2009 that was represented by these Options was 5.9 per cent (Mr Calderon) and 5.7 per cent (Mr Vanselow).

(3)	Other benefits for Andrew Mackenzie consist of a payment of £1,000,000 as compensation for part of the value forgone of his awards and options under plans operated by his previous employer. The amount was paid on commencement of employment. In addition it was agreed that he would be compensated in the form of conditional rights to receive cash sums based on two phantom awards. These awards are included in the table above as part of long-term incentive awards. Further details are provided at the end of this section 6.6.3. The compensation was approved by the Committee on advice from its independent advisers, Kepler Associates.

Explanation of terms

(a) Dividend Equivalent Payment (DEP) value: Participants who are awarded shares under the GIS and the LTIP are entitled to a payment in lieu of dividends. The DEP is equal to the amount of dividends that would have been payable over the holding (GIS) or performance (LTIP) period based on the number of awards that vest, and will be made to the participant on exercise. The value is included in remuneration over the period prior to exercising of the underlying awards and is defined as a cash-settled share-based payment. No payment is made in respect of awards that do not vest.

(b) Other benefits (including non-monetary benefits): Includes medical insurance, professional fees paid in respect of tax compliance and consulting, payout of unused leave entitlements and life assurance-related benefits where applicable. Other benefits are non-pensionable.

(c) Value of Deferred Shares: The amounts shown represent the estimated fair value of Deferred Shares earned in the year. The fair value of the Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the period to the date of award. Deferred Shares are equity-settled share-based payments. The actual Deferred Shares will be awarded to participants following the Annual General Meetings in 2009. Participants in the GIS can elect to receive Options instead of Deferred Shares or a combination of both. In December 2008, KMP who were eligible to participate received Deferred Shares and Options. Once awarded (subsequent to meeting KPIs and approval at the Annual General Meetings), the only vesting condition is for participants to remain in employment for two further years. Accordingly, the number of shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated fair value of the Deferred Shares forms part of the at risk remuneration appearing throughout this Report. The fair value of Deferred Shares is apportioned to annual remuneration based on the expected future service period, which is normally three years. The vesting of Deferred Shares may be accelerated in the event of leaving or retirement from the Group, in which case the expected future service period is amended.

(d) Long-term incentive awards: Long-term incentive awards are defined as equity-settled share-based payments in the form of shares. The amount in respect of long-term incentive awards represents the estimated fair value of Performance Shares granted under the LTIP. The estimated fair value has been independently determined using a Monte Carlo simulation methodology taking account of Performance Hurdles, the exercise price, the term of the award, the share price at grant date and expected price volatility of the underlying share, and the risk-free interest rate for the term of the award. Details of outstanding awards and awards vesting in the year are set out in the tables in section 6.6.9 of this Report. The estimated fair value of the award made in any year is allocated in equal amounts to each of the years during the vesting period. The fair value of Performance Shares is apportioned to annual remuneration based on the expected future service period, which is normally five years. Where entitlements to Performance Shares are preserved on leaving or retirement from the Group, the expected future service period is amended.

Andrew Mackenzie compensation

When negotiating the contractual arrangements with Andrew Mackenzie, it was agreed that he would be compensated for part of the value forgone under the at risk remuneration arrangements operated by his previous employer. This compensation is in the form of:

•	a cash payment of £1,000,000, which was paid on commencement of employment

•	additional LTIP Performance Shares on top of the regular award granted in December 2008

•	a conditional right to receive cash sums based on two phantom awards as described below.

In valuing outstanding incentives, the Committee sought the advice of Kepler Associates. Details of Mr Mackenzie’s 2008 LTIP award are provided in section 6.6.9.

Type of phantom award	Restricted Shares	Performance Shares
Number	130,000	125,125

Performance hurdle	No	Yes, same as 2008 LTIP awards

Forfeiture conditions	Yes, vesting is subject to Mr Mackenzie continuing to be employed by the Group on the Vesting Date. Early leaver provisions may also apply.	Yes, same as 2008 LTIP awards

Entitlements on ceasing employment	No entitlement to cash amount if employment ceases due to voluntary resignation or any reason which justifies summary dismissal. If employment ends for any other reason, Mr Mackenzie will be entitled to receive the full cash amount on leaving. Value will be dependent on BHP Billiton Plc share price on date of leaving.	Same as LTIP leaver provisions detailed in section 6.6.6.

Date of grant	15 November 2008	4 December 2008

Share price on date of grant	£9.05	£10.60

Vesting date	15 November 2011	August 2013

Expiry date	15 November 2011	August 2018

Value of cash amount Mr Mackenzie will receive	Payment will be based on 130,000 ordinary shares multiplied by the closing BHP Billiton Plc share price on 15 November 2011.	Payment will be based on the percentage of phantom Performance Shares that vest following assessment of 2008 LTIP result multiplied by the closing BHP Billiton Plc share price on the date Mr Mackenzie cashes in conditional right during the period from August 2013 – August 2018.

6.6.4    FY2009 GIS short-term incentive cash awards paid to GMC members

Further details on FY2009 short-term incentives are set out in section 6.3.1 of this Report.

Cash awards are paid in September following the release of the Group’s annual results. They are matched with a grant of Deferred Shares and/or Options made after the Annual General Meetings.

	Actual GIS cash award (as a percentage of the maximum award) (1)
	Year ended 30 June 2009	Year ended 30 June 2008
Executive Director
Marius Kloppers	53.1	93.0
Other members of the GMC
Alberto Calderon	60.0	84.7
Andrew Mackenzie (2)	56.5	n/a
Marcus Randolph	49.0	100.0
Alex Vanselow	52.5	87.6
Karen Wood	57.5	87.6
J Michael Yeager	60.0	97.1

Notes

(1)	The maximum cash award was 105 per cent of base salary in FY2008. This increased to 160 per cent in FY2009 as a result of shareholder approval at the 2008 Annual General Meetings.

(2)	Andrew Mackenzie joined the GMC in November 2008.

6.6.5    Remuneration for non-executive Directors

The table below has been prepared in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder) and the Australian Corporations Act 2001, and relevant accounting standards.

US dollars		Short-term benefits					Subtotal: UK Requirements	Post- employment benefits	Total: Australian requirements
		Fees	Committee Chair fees	Committee membership fees	Travel allowances	Other benefits (non-monetary) (1)		Retirement benefits (2)
Paul Anderson	2009	140,000	—	20,000	86,000	1,517	247,517	—	247,517
	2008	121,000	—	20,000	60,000	17,656	218,656	—	218,656
Don Argus	2009	1,000,000	—	—	70,000	15,796	1,085,796	53,636	1,139,432
	2008	825,000	—	—	25,000	27,631	877,631	42,844	920,475
Alan Boeckmann (3)	2009	116,667	—	8,496	51,000	—	176,163	—	176,163
	2008	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
John Buchanan	2009	170,000	35,000	—	51,000	—	256,000	—	256,000
	2008	146,000	30,000	—	40,000	577	216,577	—	216,577
Carlos Cordeiro	2009	140,000	—	20,000	86,000	4,473	250,473	—	250,473
	2008	121,000	—	20,000	45,000	3,025	189,025	—	189,025
David Crawford	2009	140,000	50,000	—	70,000	1,406	261,406	10,183	271,589
	2008	121,000	45,000	—	25,000	12,145	203,145	8,620	211,765
E Gail de Planque	2009	140,000	—	40,000	86,000	2,891	268,891	—	268,891
	2008	121,000	—	40,000	70,000	2,404	233,404	—	233,404
David Jenkins	2009	140,000	—	45,000	73,000	—	258,000	—	258,000
	2008	121,000	—	45,000	65,000	—	231,000	—	231,000
David Morgan	2009	140,000	—	25,000	70,000	1,406	236,406	8,841	245,247
	2008	60,500	—	7,594	—	901	68,995	3,354	72,349
Wayne Murdy (3)	2009	5,056	—	555	—	—	5,611	—	5,611
	2008	—	—	—	—	—	—	—	—
Jacques Nasser	2009	140,000	—	25,000	101,000	1,406	267,406	—	267,406
	2008	121,000	—	25,000	80,000	—	226,000	—	226,000
Keith Rumble (3)	2009	116,667	—	8,496	96,000	—	221,163	—	221,163
	2008	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
John Schubert	2009	140,000	35,000	—	70,000	—	245,000	9,381	254,381
	2008	121,000	30,000	—	30,000	13,219	194,219	8,043	202,262

Notes

(1)	Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director and, where applicable, their spouse.

(2)	In respect of retirement benefits, BHP Billiton Limited makes superannuation contributions of nine per cent of fees paid in accordance with Australian superannuation legislation.

(3)	Alan Boeckmann and Keith Rumble were appointed Directors of BHP Billiton Limited and BHP Billiton Plc with effect from 1 September 2008. Wayne Murdy was appointed a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 18 June 2009.

6.6.6    GMC service contracts and termination provisions

The service contracts for the CEO and other members of the GMC have no fixed term. They typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year-to-year. The contracts are all capable of termination by the Company on 12 months’ notice. The GMC member must give six months’ notice. In addition, the Group retains the right to terminate a contract immediately by making a payment equal to 12 months’ base salary plus retirement benefits for that period.

Name	Date of contract
Executive Director
Marius Kloppers	12 February 2008
Other members of the GMC
Alberto Calderon	16 January 2008
Andrew Mackenzie	14 November 2007
Marcus Randolph	13 December 2005
Alex Vanselow	14 June 2006
Karen Wood	21 February 2006
J Michael Yeager	21 March 2006

Entitlements under the GIS, LTIP and retirement plans on ceasing employment

The rules of the GIS and LTIP cover any entitlements participants might have on termination in relation to short-term and long-term incentives. They outline the circumstances in which all participants would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted, but that had not vested at the date of termination. The rules of the GIS and LTIP provide that should a participant cease employment for any reason other than death/disability, resignation or termination for cause, the following would apply:

•	Deferred Shares and Options already granted would vest in full

•

Participants would have a right to retain entitlements to Performance Shares that have been granted, but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the commencement of the relevant performance period to the date of departure and would only vest and become exercisable to the extent that the performance hurdles are met.

The Committee regards it as an important principle that where a participant resigns without the Committee’s consent or their employment is terminated for cause, they forfeit the entitlement to their unvested Deferred Shares, Options and Performance Shares.

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

On retirement, the CEO and the other GMC members will receive any entitlements accrued under the rules of their respective retirement plans and as defined under their contractual arrangements.

6.6.7    GMC retirement benefits

Name	Pension entitlement (1)	Percentage of base salary
Executive Director
Marius Kloppers (2)	Defined Contribution	40.0
Other members of the GMC
Alberto Calderon	Defined Contribution	35.0
Andrew Mackenzie	Defined Contribution	36.0
Marcus Randolph	Defined Contribution	34.0
Alex Vanselow	Defined Benefit	38.0
Karen Wood	Defined Contribution	34.4
J Michael Yeager	Defined Contribution	35.8

Notes

(1)	Individuals are given a choice of funding vehicles: a defined contribution plan, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash payment in lieu.

(2)	Prior to his appointment as CEO, Marius Kloppers had the choice of a (1) ‘defined benefit’, (2) ‘defined contribution’ underpinned by a defined benefit promise, or (3) ‘cash in lieu’ pension entitlement for each year since 1 July 2001. He elected to take cash in lieu for each year except for FY2004 when he elected to take a defined contribution entitlement with a defined benefit underpin. Mr Kloppers retains the option to convert the entitlement accrued in the defined contribution fund to a defined benefit entitlement. In the past, since the value of his defined contribution entitlement has exceeded the transfer value of the defined benefit underpin that he would be entitled to should he revert to the defined benefit promise, the entitlement was treated on a defined contribution basis. However, as measured at 30 June 2009, the transfer value of the underpin (US$489,700) was greater than the defined contribution fund (US$374,100). The Company expects that over the long term the value of the defined contribution element will revert to being in excess of the transfer value of the underpin and therefore continues to treat the entitlement on a defined contribution basis. Upon his succession as CEO on 1 October 2007, Mr Kloppers relinquished all future defined benefit entitlements.

6.6.8    Non-executive Directors’ retirement benefits

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

Name	Completed service at 30 June 2009 (years)	Decrease in lump sum entitlement during the year (1)	Lump sum entitlement at (2)
			30 June 2009	30 June 2008
		US Dollars	US Dollars	US Dollars
Don Argus	12	218,955	1,525,605	1,744,560
David Crawford	15	56,825	395,939	452,764
David Jenkins	9	39,431	274,742	314,173
John Schubert	9	28,395	197,843	226,238

Notes

(1)	Since the closure of the Retirement Plan, no further entitlements have accrued. The movement reflects the application of the earnings rate and foreign exchange rate (the translation from Australian dollars to US dollars) to the lump sum entitlement at the date of closure.

(2)	Lump sum entitlements disclosure in prior years included compulsory Group contributions to the BHP Billiton Superannuation Fund. Certain Directors have elected to transfer accumulated contributions to self-managed superannuation funds. Accordingly, the entitlement amounts disclosed relate to the benefits under the Retirement Plan.

6.6.9    Share awards

The following tables set out the interests held by members of the GMC in BHP Billiton’s incentive schemes and include ordinary shares under award and ordinary shares under option.

The current plans are the LTIP and the GIS. However, as at 30 June 2009 Karen Wood still had interests in the Performance Share Plan (PSP).

With the exception of Alberto Calderon and Andrew Mackenzie, whose awards were over BHP Billiton Plc ordinary shares, members of the GMC were granted awards in December 2008 over BHP Billiton Limited ordinary shares. Alberto Calderon and Alex Vanselow were awarded Options under the GIS in December 2008. All vested GIS Deferred Shares, GIS Performance Shares, PSP Performance Rights and GIS Options are exercisable (subject to limitations imposed by the Group’s Securities Dealing Procedure).

No further awards of GIS Performance Shares and PSP Performance Rights will be granted.

Awards of Performance Shares under the LTIP

In accordance with the rules of the LTIP, no Performance Shares vest or can be exercised prior to the end of the performance period unless a participant ceases employment due to death, serious injury, disability or illness that renders the participant incapable of continuing employment. The first five-year performance period ended 30 June 2009.

The index of peer group companies for the LTIP since its implementation in 2004 is shown opposite:

	2004 LTIP	2005 LTIP	2006 LTIP	2007 LTIP	2008 LTIP
Alcan	x	x	x
Alcoa	x	x	x	x	x
Alumina	x	x	x
Anglo American	x	x	x	x	x
Apache				x	x
BG Group	x	x	x	x	x
BP	x	x	x
Cameco				x	x
ConocoPhillips	x	x	x
Devon Energy				x	x
Exxon Mobil	x	x	x
Falconbridge	x	x	x
Freeport McMoRan	x	x	x	x	x
Impala	x	x	x
Inco	x	x	x
Marathon Oil	x	x	x
Newmont Mining	x	x	x
Norilsk	x	x	x	x	x
Peabody Energy				x	x
Phelps Dodge	x	x	x
Rio Tinto	x	x	x	x	x
Shell	x	x	x
Southern Copper				x	x
Teck Cominco				x	x
Total	x	x	x
Vale	x	x	x	x	x
Woodside Petroleum	x	x	x	x	x
Xstrata	x	x	x	x	x

A description of the performance hurdle applying to the LTIP Performance Shares is set out in section 6.3.2 of this Report.

Awards of Performance Shares under the LTIP

Name	Date of grant	At 1 July 2008	Granted	Vested	Lapsed	At 30 June 2009	Date award vests and becomes exercisable (1)	Market price on date of grant (2)
Executive Director
Marius Kloppers	4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005 3 Dec 2004	— 333,327 225,000 225,000 225,000	500,000 — — — —	— — — — —	— — — — —	500,000 333,327 225,000 225,000 225,000	Aug 2013 Aug 2012 Aug 2011 Aug 2010 Aug 2009	A$ A$ £ £ £	27.50 42.05 9.72 8.90 5.91

Total		1,008,327	500,000	—	—	1,508,327

Other members of the GMC
Alberto Calderon	4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005	— 211,993 80,000 40,000	225,000 — — —	— — — —	— — — —	225,000 211,993 80,000 40,000	Aug 2013 Aug 2012 Aug 2011 Aug 2010	£ £ £ £	10.60 15.45 9.72 8.90

Total		331,993	225,000	—	—	556,993

Andrew Mackenzie	4 Dec 2008	—	325,839	—	—	325,839	Aug 2013		£10.60

Total		—	325,839	—	—	325,839

Marcus Randolph	4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005 3 Dec 2004	— 197,676 175,000 110,000 110,000	225,000 — — — —	— — — — —	— — — — —	225,000 197,676 175,000 110,000 110,000	Aug 2013 Aug 2012 Aug 2011 Aug 2010 Aug 2009	A$ A$ A$ A$ A$	27.50 42.05 26.40 22.03 15.28

Total		592,676	225,000	—	—	817,676

Alex Vanselow	4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005 3 Dec 2004	— 197,676 225,000 110,000 110,000	225,000 — — — —	— — — — —	— — — — —	225,000 197,676 225,000 110,000 110,000	Aug 2013 Aug 2012 Aug 2011 Aug 2010 Aug 2009	A$ A$ A$ A$ A$	27.50 42.05 26.40 22.03 15.28

Total		642,676	225,000	—	—	867,676

Karen Wood	4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005 3 Dec 2004	— 154,187 175,000 80,000 80,000	175,000 — — — —	— — — — —	— — — — —	175,000 154,187 175,000 80,000 80,000	Aug 2013 Aug 2012 Aug 2011 Aug 2010 Aug 2009	A$ A$ A$ A$ A$	27.50 42.05 26.40 22.03 15.28

Total		489,187	175,000	—	—	664,187

J Michael Yeager	4 Dec 2008 14 Dec 2007 7 Dec 2006 26 Apr 2006	— 187,702 225,000 325,000	225,000 — — —	— — — —	— — — —	225,000 187,702 225,000 325,000	Aug 2013 Aug 2012 Aug 2011 Aug 2010	A$ A$ A$ A$	27.50 42.05 26.40 31.06

Total		737,702	225,000	—	—	962,702

Notes

(1)	The performance period for each award ends on 30 June in the year the award vests and becomes exercisable. In accordance with the LTIP rules, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. The expiry date of awards is the day prior to the fifth anniversary of the date the award vests and becomes exercisable.

(2)	The fair values of the share awards granted on 4 December 2008, estimated using a Monte Carlo simulation, were A$10.18 and £3.92.

Awards of Deferred Shares under the GIS

Name	Date of grant	At 1 July 2008	Granted	Vested	Lapsed	Exercised	At 30 June 2009	Date award vests and becomes exercisable (1)	Market price on date of grant (2)		Market price on date of vesting		Market price on date of exercise		Aggregate gain of shares exercised
Executive Director
Marius Kloppers	4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005	— 27,582 37,300 52,771	95,847 — — —	— — 37,300 —	— — — —	37,300 52,771	95,847 27,582 — —	Aug 2010 Aug 2009 27 Nov 2008 Vested prior to 1 July 2008	A$ A$ £ £	27.50 42.05 9.72 8.90	£ £	— — 11.81 13.65	£ £	— — 15.58 15.58	£ £	— — 581,171 822,225

Total		117,653	95,847	37,300	—	90,071	123,429

Other members of the GMC
Alberto Calderon	4 Dec 2008 14 Dec 2007 7 Dec 2006	— 17,207 11,926	— — —	— — 11,926	— — —	— — —	— 17,207 11,926	Aug 2009 27 Nov 2008	£ £	— 15.45 9.72	£	— — 11.81

Total		29,133		11,926	—	—	29,133

Marcus Randolph	4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005	— 23,648 29,455 32,199	45,027 — — —	— — 29,455 —	— — — —	— — 29,455 32,199	45,027 23,648 — —	Aug 2010 Aug 2009 27 Nov 2008 Vested prior to 1 July 2008	A$ A$ A$ A$	27.50 42.05 26.40 22.03	A$ A$	— — 28.80 35.40	A$ A$	— — 31.00 31.00	A$ A$	— — 913,105 998,169

Total		85,302	45,027	29,455	—	61,654	68,675

Alex Vanselow	4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005	— 24,847 23,030 25,633	— — — —	— — 23,030 —	— — — —	— — 23,030 25,633	— 24,847 — —	Aug 2010 Aug 2009 27 Nov 2008 Vested prior to 1 July 2008	A$ A$ A$	— 42.05 26.40 22.03	A$ A$	— — 28.80 35.40	A$ A$	— — 31.00 31.00	A$ A$	— — 713,930 794,623

Total		73,510	—	23,030	—	48,663	24,847

Karen Wood	4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005 3 Dec 2004	— 19,643 18,267 20,462 26,631	30,778 — — — —	— — 18,267 — —	— — — — —	— — — — 26,631	30,778 19,643 18,267 20,462 —	Aug 2010 Aug 2009 27 Nov 2008 Vested prior to 1 July 2008	A$ A$ A$ A$ A$	27.50 42.05 26.40 22.03 15.28	A$ A$ A$	— — 28.80 35.40 28.39	A$	— — — — 31.00	A$	— — — — 825,561

Total		85,003	30,778	18,267	—	26,631	89,150

J Michael Yeager	4 Dec 2008 14 Dec 2007 7 Dec 2006	— 26,460 6,614	56,373 — —	— — 6,614	— — —	— — 6,614	56,373 26,460 —	Aug 2010 Aug 2009 27 Nov 2008	A$ A$ A$	27.50 42.05 26.40	A$	28.80	A$	— — 32.23	A$	— — 213,169

Total		33,074	56,373	6,614	—	6,614	82,833

Notes

(1)	The holding period for each award ends on 30 June in the year the award vests and becomes exercisable. In accordance with the GIS rules, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. The expiry date of awards is the day prior to the third anniversary of the date the award vests and becomes exercisable.

(2)	The fair values of the share awards granted on 4 December 2008, estimated using a Net Present Value model, were A$26.39 and £10.25.

Awards of Options under the GIS

Name	Date of grant	Exercise price payable		At 1 July 2009	Granted	Vested	Lapsed	Exercised	At 30 June 2009	Date award vests and becomes exercisable (1)	Market price on date of grant (2)		Market price on date of vesting	Market price on date of exercise	Aggregate gain of shares exercised
Alberto Calderon	4 Dec 2008		£10.89	—	143,227	—	—	—	143,227	Aug 2010		£10.60	—	—	—
Alex Vanselow	4 Dec 2008	A$	29.15	—	153,768	—	—	—	153,768	Aug 2010	A$	27.50	—	—	—

Notes

(1)	The holding period for each award ends on 30 June in the year the award vests and becomes exercisable. In accordance with the GIS rules, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. The expiry date of awards is the day prior to the third anniversary of the date the award vests and becomes exercisable.

(2)	The fair values of the share awards granted on 4 December 2008, estimated using a Black-Scholes model, were A$8.77 and £3.59.

Awards of Performance Shares under the GIS

Name	Date of grant	At 1 July 2008	Granted	Vested	Lapsed	Exercised	At 30 June 2009	Date award vests and becomes exercisable (1)	Market price on date of grant (2)		Market price on date of vesting		Market price on date of exercise		Aggregate gain of shares exercised
Karen Wood	21 Nov 2003	16,547	—	—	—	16,547	—	Vested prior to 1 July 2008	A$	10.76	A$	28.39	A$	38.04	A$	629,448

Note

(1)	The expiry date for the Performance Shares is 22 August 2009.

Awards of Performance Rights under the Performance Share Plan

Name	Date of grant	At 1 July 2008	Granted	Vested	Lapsed	Exercised	At 30 June 2009	Date award vests and becomes exercisable (1)	Market price on date of exercise	Aggregate gain of shares exercised
Karen Wood	8 Nov 2001	25,846	—	—	—	—	25,846	Vested prior to 1 July 2008	—	—

Note

(1)	The expiry date for the Performance Shares is 30 September 2011.

6.6.10    Share Prices for FY2009

	30 June 2009	Highest	Lowest
BHP Billiton Limited	A$34.72	A$44.40 1 July 2008	A$21.10 20 November 2008
BHP Billiton Plc	£13.64	£18.41 1 July 2008	£7.52 20 November 2008

6.6.11    Shareplus

Shareplus, an all-employee share purchase plan, was launched in April 2007. Employees may contribute money to acquire shares (Acquired Shares) in any Plan year. The maximum annual contribution for Shareplus since its introduction has been set at US$5,000. On the third anniversary of a Plan year, subject to the employee still being in employment, the Company will match the number of Acquired Shares held by the employee at that time and award Matched Shares on a 1:1 basis. The employees have no beneficial entitlement to the Matched Shares until they are awarded. Acquired Shares are purchased on a quarterly basis. Employees can sell their Acquired Shares at any time. The CEO and members of the GMC are eligible to participate in Shareplus; non-executive Directors are not. The Acquired Shares that have been purchased on behalf of the CEO and members of the GMC are shown in their holdings of ordinary shares in section 7 Directors’ Report. As at 30 June 2009, approximately 34 per cent of employees were participants in Shareplus.

6.6.12    Estimated value range of awards

The maximum possible value of awards yet to vest to be disclosed under the Australian Corporations Act 2001 is not determinable as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at a date that any award is exercised. An estimate of a maximum possible value of awards for members of the GMC can be made using the highest share price during FY2009, which was A$44.40 and £18.41, multiplied by the number of shares awarded for each scheme.

6.6.13    Chip Goodyear

Prior to his retirement in January 2008, Charles (Chip) Goodyear was in discussions with the UK Inland Revenue regarding tax liabilities arising from the apportionment of his services to BHP Billiton Plc in the UK. In 2009, Mr Goodyear reached an agreement with the tax authorities regarding settlement of the tax liability. As the enquiry arose as a result of the way in which BHP Billiton apportioned his employment between BHP Billiton Limited and BHP Billiton Plc, the Company entered into a loan arrangement with Mr Goodyear to facilitate the settlement. The tax liability will be eligible to be claimed as foreign tax credits by Mr Goodyear, and the terms of the loan agreement require Mr Goodyear to repay the loan amount within 30 days of receiving such credits. The total amount of the loan was US$1,299,528 plus interest. An estimate of this liability was included in the 2008 BHP Billiton Remuneration Report as a non-monetary and other benefit of Mr Goodyear.

6.6.14    Aggregate Directors’ remuneration

This table sets out the aggregate remuneration of executive and non-executive Directors in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder).

US dollars million	2009	2008
Emoluments	7	7
Termination payments	—	—
Awards vesting under long-term incentive schemes	2	4
Gains on exercise of Options	—	—
Pension contributions	1	1

Total	10	12

6.7    Bonus amount for petroleum executives

Oil and gas reserve targets are one of the specific performance measures by which the BHP Billiton Petroleum executive bonus awards are determined. The addition of reserves is a key indicator of the future success of the Petroleum business. However, executives are not impacted directly by the reserve target. This measure is one of several in the areas of HSEC, Production, Finance, Growth and Corporate Citizenship that are taken into account to determine the discretionary bonus pool available for Petroleum executives. The bonus pool is then allocated to executives based upon relative overall performance.

Our Petroleum Reserves Manager has ultimate responsibility for the calculation of recorded reserves, and reports to our Chief Financial Officer on all matters to do with oil and gas reserves. His specific performance measures for the purpose of bonus awards do not include any component relating to recorded reserves.

Reserve Target setting for fiscal 2010

Target reserve levels are based on expected production for the year in millions of barrels of oil equivalent. Gas volumes are converted to equivalent liquid volumes. All reserves revisions are included, whether positive or negative, but sales or purchases of properties are excluded.

7    Directors’ Report

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

7.1    Principal activities, state of affairs and business review

The UK Companies Act 2006 requires this Directors’ Report to include a fair review of the business of the Group during FY2009 and of the position of the Group at the end of the financial year and a description of the principal risks and uncertainties facing the Group (known as the ‘business review’). In addition to the information set out below, the information that fulfils the requirements of the business review can be found in the following sections of this Annual Report (which are each incorporated by reference into this Directors’ Report):

Section	Reference
Key performance indicators	1.4 and 3.3
Risk factors	1.5
Business overview	2.2
Sustainable development	2.8
Employees	2.10
Financial review	3

A review of the operations of the Group during FY2009, and the expected results of those operations in future financial years, is set out in sections 1.2, 1.3, 2.2 and 3 and other material in this Annual Report. Information on the development of the Group and likely developments in future years also appears in those sections of this Annual Report. The Directors believe that to include further information on those matters and on the strategies and expected results of the operations of the Group in this Annual Report would be likely to result in unreasonable prejudice to the Group.

Our principal activities during FY2009 were minerals exploration, development, production and processing (in respect of alumina, aluminium, copper, iron ore, metallurgical coal, energy coal, nickel, manganese ores and alloys, diamonds, titanium minerals and uranium), and oil and gas exploration, development and production.

Significant changes in the state of affairs of the Group that occurred during FY2009 and significant post-balance date events are set out below and in sections 2.2 and 3 of this Annual Report.

•

There were changes to the composition of the Board and management during FY2009. Alan Boeckmann and Keith Rumble were each appointed to the Board on 1 September 2008 (and elected to the Board at the 2008 Annual General Meetings) and Wayne Murdy commenced as a Director on 18 June 2009. Alan Boeckmann is a member of the Remuneration Committee, Keith Rumble is a member of the Sustainability Committee and Wayne Murdy is a member of the Risk and Audit Committee. Andrew Mackenzie commenced as Group Executive and Chief Executive, Non-Ferrous, and as a member of the Group Management Committee on 17 November 2008.

•

On 25 July 2008, we announced approval of expenditure of US$625 million (BHP Billiton share) for the full field development of the Turrum oil and gas field in the Gippsland Basin, offshore Victoria. The Turrum development will produce new supplies of natural gas and liquids through new and existing Bass Strait facilities. Turrum is part of the Gippsland Basin Joint Venture in which BHP Billiton and ExxonMobil subsidiary, Esso Australia Resources Pty Ltd (operator), each have a 50 per cent interest.

•

On 25 November 2008, we announced that the Board had concluded that the offer for the ordinary share capital of Rio Tinto Limited and Rio Tinto plc (announced on 6 February 2008) was no longer in the best interests of BHP Billiton shareholders. BHP Billiton’s offer for Rio Tinto subsequently lapsed.

•

On 25 November 2008, we announced approval of the Rapid Growth Project 5 (‘RGP 5’) with a total capital investment of US$4.8 billion (BHP Billiton’s share), including previously approved capital of US$930 million. RGP 5 will significantly increase installed capacity across our Western Australia iron ore operations. RGP 5 is expected to deliver first production in the second half of the 2011 calendar year. The majority of production growth will come from the Yandi and Mining Area C operations. RGP 5 will also deliver significant infrastructure upgrades, including additional shipping berths at the Port Hedland inner harbour (Finucane Island), substantial double tracking of the Company’s rail system and additional crushing, screening and stockpiling facilities at Yandi.

•

On 21 January 2009 and 3 July 2009, we announced changes to our nickel business, being the safe ramp-down and indefinite suspension of the Ravensthorpe Nickel Operation (Australia) and the sale of Yabulu. This decision to ramp-down nickel operations took into account the diminished prospects for profitability of Ravensthorpe in the current environment, significant and continuing deterioration in the outlook for the nickel market, and the projected level of capital expenditure required in order to achieve and sustain projected production volumes at Ravensthorpe.

•

On 5 June 2009, we announced that BHP Billiton has entered into a non-binding agreement with Rio Tinto Limited and Rio Tinto plc (together ‘Rio Tinto’) to establish a production joint venture covering the entirety of both companies’ Western Australian iron ore assets. The joint venture will encompass all current and future Western Australian iron ore assets and liabilities and will be owned 50:50 by BHP Billiton and Rio Tinto. The joint venture is expected to unlock significant value from the companies’ overlapping, world-class resources. The establishment of the joint venture will be subject to execution of binding agreements as well as regulatory and shareholder approvals.

No other matter or circumstance has arisen since the end of FY2009 that has significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Group in future years.

7.2    Share capital and buy-back programs

The BHP Billiton Limited on-market share buy-back program and the BHP Billiton Plc on-market share buy-back program were each suspended in FY2008. The Directors do not presently intend to reactivate these buy-back programs.

At the Annual General Meetings held during 2008, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 223,112,120 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. Shareholders will be asked at the 2009 Annual General Meetings to renew this authority.

During FY2009, we did not make any on-market or off-market purchases of BHP Billiton Limited or BHP Billiton Plc shares under any share buy-back program of the Group.

Some of our executives are entitled to options as part of their remuneration arrangements. We can satisfy these entitlements either by the acquisition of shares on-market and, in respect of some entitlements, by the issue of new shares.

The shares in column ‘A’ below were purchased to satisfy awards made under the various BHP Billiton Limited and BHP Billiton Plc employee share schemes during FY2009.

Period	A Total number of shares purchased	B Average price paid per share (a)	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or program
				BHP Billiton Limited		BHP Billiton Plc (b)
1 July 2008 to 31 July 2008	757,019	34.89	—	—	(c)	223,112,120	(d)
1 Aug 2008 to 31 Aug 2008	789,888	33.86	—	—	(c)	223,112,120	(d)
1 Sep 2008 to 30 Sep 2008	323,422	37.25	—	—	(c)	223,112,120	(d)
1 Oct 2008 to 31 Oct 2008	423,140	20.07	—	—	(c)	223,112,120	(d)
1 Nov 2008 to 30 Nov 2008	241,280	17.77	—	—	(c)	223,112,120	(d)
1 Dec 2008 to 31 Dec 2008	599,839	20.73	—	—	(c)	223,112,120	(d)
1 Jan 2009 to 31 Jan 2009	250,809	20.66	—	—	(c)	223,112,120	(d)
1 Feb 2009 to 29 Feb 2009	1,005,894	19.60	—	—	(c)	223,112,120	(d)
1 Mar 2009 to 31 Mar 2009	638,080	21.51	—	—	(c)	223,112,120	(d)
1 Apr 2009 to 30 Apr 2009	826,061	24.21	—	—	(c)	223,112,120	(d)
1 May 2009 to 31 May 2009	238,363	25.29	—	—	(c)	223,112,120	(d)
1 June 2009 to 30 June 2009	628,047	26.02	—	—	(c)	223,112,120	(d)

Total	6,721,842	25.50	—

(a)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate of the day of the purchase.

(b)	On 14 December 2007, the share buy-back program was suspended.

(c)	While BHP Billiton Limited is able to buy back and cancel BHP Billiton Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001, BHP Billiton Limited has not made any announcement to the market extending the on-market share buy-back program beyond 30 September 2007. Any future on-market share buy-back program will be conducted in accordance with the Australian Corporations Act 2001 and will be announced to the market in accordance with the ASX Listing Rules.

(d)	At the Annual General Meetings held during 2008, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 223,112,120 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time.

7.3    Results, financial instruments and going concern

Information about our financial position is included in the financial statements in this Annual Report. The income statement set out in this Annual Report shows profit attributable to BHP Billiton members of US$5,877 million compared with US$15,390 million in 2008.

Details of our financial risk management objectives and policies are set out in section 5.6 of this Annual Report and note 30 ‘Financial risk management’ in the financial statements of this Annual Report, each of which is incorporated into, and forms part of, this Directors’ Report.

The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in the operational business for the foreseeable future and have therefore continued to adopt the going-concern basis in preparing the financial statements.

7.4    Directors

The Directors who served at any time during or since the end of the financial year were Don Argus, Marius Kloppers, Paul Anderson, Alan Boeckmann, John Buchanan, Carlos Cordeiro, David Crawford, Gail de Planque, David Jenkins, David Morgan, Wayne Murdy, Jacques Nasser, Keith Rumble and John Schubert. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 4.1 of this Annual Report. These details include the period for which each Director held office up to the date of this Directors’ Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2006, and the period for which each directorship has been held.

Alan Boeckmann and Keith Rumble were each appointed as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 September 2008 and elected to the Board at the 2008 Annual General Meetings. Wayne Murdy was appointed as a Director of BHP Limited and BHP Billiton Plc with effect from 18 June 2009.

The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in sections 5.3.12 and 5.4.1 of this Annual Report.

7.5    Remuneration and share interests

7.5.1    Remuneration

The policy for determining the nature and amount of emoluments of members of the Group Management Committee (GMC) (including the executive Director) and the non-executive Directors and information about the relationship between that policy and our performance are set out in sections 6.1, 6.3 and 6.4 of this Annual Report.

The remuneration tables contained in sections 6.6.3 and 6.6.5 of this Annual Report set out the remuneration of members of the GMC (including the executive Director) and the non-executive Directors.

7.5.2    Directors

The tables contained in section 7.20 of this Directors’ Report set out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office at 30 June 2009, at the beginning and end of FY2009, and in relation to all Directors in office as at the date of this Directors’ Report, their relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc as at the date of this Directors’ Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the non-executive Directors. Interests held by the executive Directors under share and option plans are set out in the tables showing interests in incentive plans contained in section 6.6.9 of this Annual Report. Further details of all options and rights held as at the date of this Directors’ Report (including those issued during or since the end of FY2009), and of shares issued during or since the end of FY2009 upon exercise of options and rights, are set out in note 32 ‘Key Management Personnel’ in the financial statements of this Annual Report. Except as disclosed in these tables, there have been no other changes in the Directors’ interests over shares or options in BHP Billiton Limited and BHP Billiton Plc between 30 June 2009 and the date of this Directors’ Report.

We have not made available to any Director any interest in a registered scheme.

The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003, and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out in section 6.6.8 of this Annual Report.

7.5.3    GMC members

The table contained in section 7.21 of this Directors’ Report sets out the relevant interests held by members of the GMC (other than Directors) in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of FY2009, and at the date of this Directors’ Report. Interests held by members of the GMC under share and option plans are set out in the tables showing interests in incentive plans contained in section 6.6.9 of this Annual Report. Further details of all options and rights held as at the date of this Directors’ Report (including those issued during or since the end of FY2009), and of shares issued during or since the end of FY2009 upon exercise of options and rights, are set out in note 32 ‘Key Management Personnel’ in the financial statements of this Annual Report.

7.6    Secretaries

Jane McAloon is the Group Company Secretary. Details of her qualifications and experience are set out in section 4.1 of this Annual Report. The following people also act as the Company Secretaries of either BHP Billiton Limited or BHP Billiton Plc: Fiona Smith, BSc LLB, FCIS, Deputy Company Secretary BHP Billiton Limited, Elizabeth Hobley, BA (Hons), ACIS, Deputy Company Secretary BHP Billiton Plc and Geof Stapledon, BEc LLB (Hons), DPhil, FCIS, Deputy Company Secretary BHP Billiton Plc. Each such individual has experience in a company secretariat role arising from time spent in such roles within BHP Billiton, large listed companies or other relevant entities.

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

In accordance with this requirement, BHP Billiton Limited and BHP Billiton Plc have entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with each of their respective Directors. The Deeds of Indemnity are qualifying third party indemnity provisions for the purposes of the UK Companies Act 2006.

We have a policy that we will, as a general rule, support and hold harmless an employee including an employee appointed as a director of a subsidiary who, while acting in good faith, incurs personal liability to others as a result of working for us. In addition, where a person chairs a Customer Sector Group Risk and Audit Committee, and that person is not already indemnified as an officer or a Director, a policy is in place to indemnify that chairperson in the same manner as our officers are indemnified. The Board has approved this policy.

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

We have paid premiums for this ‘Directors and Officers’ insurance of US$3,320,750 net during FY2009. Some Directors, Secretaries and employees contribute to the premium for this insurance.

7.8    Employee policies and involvement

We are committed to open, honest and productive relationships with our employees. Our relationships are defined by our Charter values and are consistent with our commitment to align the interests of employees and our shareholders.

Our commitment to people is the foundation pillar of our strategy. Our approach is outlined in our Human Resources Policy, our Code of Business Conduct and our Human Resources Standards and Procedures that prescribe what we will do and how we will do it. All of these documents are published and accessible.

Key to our engagement is the need to maintain effective communication and consultation between employees and management. The prime relationship and accountability for this is through the relationship of the employee and his or her direct supervisor. Employees are also provided with regular briefings by senior management on important issues such as health and safety, the environment, our strategy and the performance of our Company and our industry.

Access to information is available through different media, including the internet, intranet, email, newsletters and other means designed to cater for the local environment. These are all important tools for increasing awareness of safety and corporate performance and other important industry and operational issues. They are also used to facilitate employee feedback, as are a variety of consultative processes. Formal grievance and dispute resolution procedures apply in all businesses.

All employees are invited to participate in Shareplus, the all-employee share purchase plan. Where local regulations limit the operation of Shareplus we have developed equivalent schemes. The plan was introduced in April 2007. As at 30 June 2009, approximately 34 per cent of employees were participants in Shareplus. Shareplus is described in further detail in section 6.6.11 of this Annual Report. Incentive and bonus schemes also operate across the Group and are predicated on the need to meet targets relating to our Company’s performance in areas such as health, safety, and finance and in the personal performance of each employee.

All employment decisions are based on merit. We work actively to avoid discrimination on any basis, including disability, both at the recruitment phase, and after employment has commenced in development, training and career progression.

Where an employee suffers some disability while they are employed we work to identify roles that meet their skill, experience and capability, and in some cases offer retraining. We also work hard to offer flexible work practices where this is possible taking into account the needs of the employee and those of the particular workplace.

Our employees can access our Annual Reports via the intranet or hard copy. The means by which we communicate with shareholders is described in section 5.2 of this Annual Report.

7.9    Environmental performance

Particulars in relation to environmental performance are referred to in sections 2.8, 3.3 and 7.22 of this Annual Report and in the Sustainability Summary Report and the Supplementary Information to the Sustainability Summary Report, available at www.bhpbilliton.com.

7.10    Corporate Governance

The UK Financial Services Authority’s Disclosure and Transparency Rules, (DTR 7.2) require that certain information be included in a corporate governance statement set out in the Directors’ Report. BHP Billiton has an existing practice of issuing a separate corporate governance statement as part of its Annual Report. The information required by the Disclosure and Transparency Rules and the UK Financial Services Authority’s Listing Rules (LR 9.8.6) is located in section 5 of this Annual Report, with the exception of the information referred to in DTR 7.2.6, which is located in section 7.23 of this Annual Report.

7.11    Dividends

A final dividend of 41.0 US cents per share will be paid on 25 September 2009. Details of the dividends paid and the dividend policy are set out in sections 3.7.6 and 11.3 of this Annual Report.

7.12    Auditors

A resolution to reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2009 Annual General Meetings in accordance with section 489 of the UK Companies Act 2006.

No person who was an officer of BHP Billiton during FY2009 was a director or partner of the Group’s External Auditor at a time when the Group’s External Auditor conducted an audit of the Group.

Each person who held the office of Director at the date the Board resolved to approve this Directors’ Report makes the following statements:

•	so far as the Director is aware, there is no relevant audit information of which the Group’s External Auditor is unaware; and

•

the Director has taken all steps that he or she ought to have taken as a Director to make him or herself aware of any relevant audit information and to establish that the Group’s External Auditor is aware of that information.

7.13    Non-audit services

Details of the non-audit services undertaken by our External Auditor, including the amounts paid for non-audit services, are set out in note 36 ‘Auditor’s remuneration’ in the financial statements of this Annual Report. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. Further information about our policy in relation to the provision of non-audit services by the auditor is set out in section 5.5.1 of this Annual Report.

7.14    Value of land

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

7.15    Political and charitable donations

No political contributions or donations for political purposes were made during FY2009. We made charitable donations for the purposes of funding community programs in the United Kingdom of US$220,685 (cash) (2008: US$1,068,780) and worldwide, including in-kind support and administrative cost totalling US$197,838,573 (2008: US$141,009,613).

The total amount of charitable donations made worldwide in FY2009 includes US$60 million contributed to a trust (registered with the UK Charities Commission) established for the purposes of funding community investment globally.

7.16    Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities. Further details are provided in sections 2.5 and 2.6 of this Annual Report.

7.17    Creditor payment policy

When we enter into a contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. We do not have a specific policy towards our suppliers and do not follow any code or standard practice. However, we settle terms of payment with suppliers when agreeing overall terms of business, and seek to abide by the terms of the contracts to which we are bound. As at 30 June 2009, BHP Billiton Plc (the unconsolidated parent entity) had no trade creditors outstanding and therefore had nil days purchases outstanding in respect of costs, based on the total invoiced by suppliers during FY2009.

7.18    Class order

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No. 98/100, dated 10 July 1998. Amounts in this Directors’ Report and the financial statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with that Class Order.

7.19    Proceedings on behalf of BHP Billiton Limited

No proceedings have been brought on behalf of BHP Billiton Limited, nor any application made under section 237 of the Australian Corporations Act 2001.

7.20    Directors’ shareholdings

The tables below set out information pertaining to the shares held by Directors in BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2009	As at 30 June 2008
Paul Anderson (1)	106,000	106,000	106,000
Don Argus (2)	321,890	321,890	321,890
Alan Boeckmann (4)	—	—	—
John Buchanan	—	—	—
Carlos Cordeiro(2) (3)	6,550	6,550	6,550
David Crawford (2)	33,127	33,127	33,127
E Gail de Planque (2)(3)	5,180	5,180	3,580
David Jenkins	2,066	2,066	2,066
Marius Kloppers (2)	27,910	328	160
David Morgan (2)	156,758	146,550	146,550
Wayne Murdy (2)(3)(4)	4,030	4,030	—
Jacques Nasser (2)(3)	5,600	5,600	5,600
Keith Rumble (4)	—	—	—
John Schubert	23,675	23,675	23,675

BHP Billiton Plc shares	As at date of Directors’ Report	As at 30 June 2009	As at 30 June 2008
Paul Anderson (1)	4,000	4,000	4,000
Don Argus	—	—	—
Alan Boeckmann	—	—	—
John Buchanan	20,000	20,000	20,000
Carlos Cordeiro	—	—	—
David Crawford	—	—	—
E Gail de Planque	—	—	—
David Jenkins (2)	10,000	10,000	10,000
Marius Kloppers (2)	548,678	443,520	396,683
David Morgan	—	—	—
Wayne Murdy	—	—	—
Jacques Nasser	—	—	—
Keith Rumble (2)(4)	12,000	12,000	—
John Schubert	—	—	—

(1)	66,000 BHP Billiton Limited shares are held in the form of 33,000 American Depositary Shares. 4,000 BHP Billiton Plc shares are held in the form of 2,000 American Depositary Shares.

(2)	Includes shares held in the name of spouse, superannuation fund, nominee and/or other controlled entities.

(3)	All BHP Billiton Limited shares are held in the form of American Depositary Shares: Carlos Cordeiro (3,275), Gail de Planque (2,590), Wayne Murdy (2,015) and Jacques Nasser (2,800).

(4)	Alan Boeckmann and Keith Rumble were each appointed to the Board with effect from 1 September 2008. Wayne Murdy was appointed to the Board with effect from 18 June 2009.

7.21    GMC members’ shareholdings (other than Directors)

The following table sets out information pertaining to the shares in BHP Billiton Limited held by those senior executives who were members of the GMC during FY2009 (other than the executive Director).

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2009	As at 30 June 2008
Alberto Calderon	—	—	—
Andrew Mackenzie (2)	—	—	—
Marcus Randolph (1)	251,068	117,420	175,594
Alex Vanselow (1)	173,913	99,888	53,057
Karen Wood (1)	158,739	71,959	45,813
J Michael Yeager (1)	23,708	6,958	134

(1)	Includes shares held in the name of spouse, superannuation fund and/or nominee.

(2)	Andrew Mackenzie commenced as a member of the Group Management Committee on 17 November 2008.

BHP Billiton Plc shares	As at date of Directors’ Report	As at 30 June 2009	As at 30 June 2008
Alberto Calderon (1)	17,478	344	156
Andrew Mackenzie (1)(2)	55,000	55,000	—

(1)	Includes shares held in the name of spouse, superannuation fund and/or nominee.

(2)	Andrew Mackenzie commenced as a member of the Group Management Committee on 17 November 2008.

7.22    Performance in relation to environmental regulation

A significant environmental incident is one with a severity rating of 3 or above based on our internal severity rating scale (tiered from 1 to 5 by increasing severity). There have been no significant environmental incidents during FY2009.

Fines and prosecutions

BHP Billiton did not receive any significant environmental fines during FY2009. Further information about our performance in relation to environmental regulation can be found in section 2.8 and 3.3 of this Annual Report and in the Sustainability Summary Report and the Supplementary Information to the Sustainability Summary Report available at www.bhpbilliton.com.

7.23    Share capital, restrictions on transfer of shares and other additional information

Information relating to BHP Billiton Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities and certain agreements triggered on a change of control, is set out in the following sections of this Annual Report:

•	Section 2.1 (BHP Billiton locations)

•	Section 2.7 (Government regulations)

•	Section 2.11 (Organisational structure)

•	Section 2.12 (Material contracts)

•	Section 2.13 (Constitution)

•	Section 5.4 (Board of Directors—Review, re-election and renewal)

•	Section 7.2 (Share capital and buy-back programs)

•	Section 11.2 (Share ownership)

•	Footnote (a) to note 19 ‘Share capital’ and footnote (d) to note 34 ‘Employee share ownership plans’ in the financial statements of this Annual Report.

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

Pinal Creek/Miami Wash area

BHP Copper Inc (BHP Copper) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona. BHP Copper and the other members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. As part of this action, BHP Copper is seeking an equitable allocation of clean-up costs between BHP Copper, the other members of the Pinal Creek Group, and BHP Copper’s predecessors. BHP Copper’s predecessors have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties.

A State consent decree (the Decree) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2009, we have provided US$128 million (2008: US$125 million) for our anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$170 million (2008: US$170 million), and we have paid out US$60 million up to 30 June 2009. These amounts are based on the provisional equal allocation of these costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a significantly smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

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

Mr Lomas seeks relief both quantified and unquantified, for himself and those Plan members he purports to represent, in respect of a number of alleged breaches committed by RAL, including allegations of breach of employment contracts, breach of trust, breach of the Trust Agreement underlying the Pension Plan. In particular:

•

Mr Lomas seeks US$105.1 million (C$121.6 million) on account of monies alleged to have been improperly paid out or withheld from the Pension Plan, together with compound interest calculated from the date of each alleged wrongdoing; and

•	punitive, aggravated and exemplary damages in the sum of US$1.68 million (C$1.94 million).

Mr Lomas purports to represent members of the defined benefits portion of the Pension Plan. In 2005, the defined contribution members of the Pension Plan were included as parties to this action.

A motion to strike Mr Lomas’ request for the winding up of the Plan was heard on 27 November 2006. The court struck out part of Mr Lomas’ claim, but allowed the remainder. RAL’s appeal from that decision was dismissed, but further leave to appeal to the Ontario Court of Appeal has been granted. The appeal will be set down for hearing on 19 October 2009.

RAL has notified its insurers of the application and has advised other third parties of possible claims against them in respect of matters alleged in the application.

Class action concerning Cerrejón privatisation

The non-government organisation, Corporación Colombia Transparente (CCT), brought three separate class actions (Popular Actions numbers 1,029, 1,032 and 1,048) against various defendants in connection with the privatisation of 50 per cent of the Cerrejón Zona Norte mining complex in Colombia in 2002. The complex is currently owned by Cerrejón Zona Norte SA (CZN) and Carbones del Cerrejón Limited (CDC). Our subsidiary Billiton Investment 3 BV owns a 33 per cent share in CDC, and our subsidiaries Billiton Investment 3 BV and Billiton Investment 8 BV (BHP Billiton Shareholders) collectively own a 33.33 per cent share in CZN. Popular actions numbers 1,029 and 1,048 were nullified by the Court in 2005 and an appeal was rejected in March 2007. A second right of appeal was granted, but in December 2008 this appeal was also dismissed. Accordingly, the only action still on foot is popular action 1,032, against CZN, which remains in discovery phase.

CCT alleges, in part, that the defendants failed to comply with the privatisation process, and that the offer price for shares in CZN between Stages 1 and 2 of the privatisation process was not correctly adjusted for inflation.

Our share of the alleged adjustment of the CZN share price would be approximately US$4 million. In the alternative, CCT seeks declaration that the privatisation is null and void and forfeiture of the transfer price paid, of which our share would be approximately US$133 million. In both instances, CCT also seeks unquantified sanctions, including payment of stamp taxes, an award of 15 per cent of all monies recovered by the defendants, together with interest on all amounts at the maximum rate authorised by law.

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

In December 2004, BHP Billiton Iron Ore Pty Ltd (BHPBIO) lodged an application with the Federal Court, challenging the NCC’s decision in relation to the application of the ‘production process’ definition to the Mt Newman railway. FMG similarly instituted proceedings in the Federal Court appealing NCC’s decision in relation to the Goldsworthy railway. The Federal Court held in favour of FMG, and BHPBIO appealed this decision to the Full Court of the Federal Court. The majority of the Full Court decided in favour of FMG. BHPBIO appealed this decision to the High Court, which heard the appeal on 29 July 2008. On 24 September 2008, the High Court unanimously dismissed the appeal.

In the interim, the NCC proceeded to recommend to the Federal Treasurer that the Mt Newman railway line be declared. In May 2006, having not published a decision, the Federal Treasurer was deemed to have decided not to declare the Mt Newman railway. FMG sought a reconsideration of this decision by the Australian Competition Tribunal. In November 2007, FMG lodged a further Part IIIA application with the NCC for declaration of the whole of the Goldsworthy railway line. On 27 October 2008, the Federal Treasurer announced that he had declared access to the Goldsworthy line. An application by BHPBIO for reconsideration of this decision was lodged with the Australian Competition Tribunal.

In December 2008, the Australian Competition Tribunal made orders that the Mt Newman and Goldsworthy applications be heard together. The hearing of the applications has been set down by the Tribunal to commence on 28 September 2009. The hearings are expected to last a number of weeks.

Australian Taxation Office assessments

The Australian Taxation Office (‘ATO’) issued amended assessments for denying bad debt deductions arising from the investments in Hartley, Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. The Company lodged objections against all the amended assessments, which related to the financial years 1999 to 2006.

The Boodarie Iron and Beenup bad debt disallowance matters and the Boodarie Iron capital allowance matter were heard concurrently in the Federal Court in January 2009. BHP Billiton was successful on all counts. The ATO has appealed and the matter will proceed to the Full Federal Court.

The amount in dispute at 30 June 2009 for the bad debts disallowance is approximately US$1,167 million (A$1,441 million) (net of tax), being primary tax US$560 million (A$691 million), penalties of US$140 million (A$173 million) and interest (net of tax) of US$467 million (A$577 million).

The amount in dispute at 30 June 2009 for the denial of capital allowance deductions is approximately US$641 million (A$792 million), being primary tax US$314 million (A$387 million), penalties US$78 million (A$97 million) and interest (net of tax) of US$249 million (A$308 million).

An amount of US$679 million (A$838 million) in respect of both disputed amounts has been paid pursuant to ATO disputed assessments guidelines, which require that taxpayers generally must pay half of the tax in dispute to defer recovery proceedings. In the event that BHP Billiton is ultimately successful in challenging the assessments, any sums paid will be refundable with interest.

Petroleum Resource Rent Tax litigation

BHP Billiton Petroleum (Bass Strait) Pty Ltd is involved in litigation in the Federal Court of Australia, disputing whether certain receipts related to capacity are subject to Petroleum Resource Rent Tax, as well as the ATO’s assessment of the taxing point for Petroleum Resource Rent Tax purposes in relation to sales of gas and LPG produced from the Gippsland Joint Venture.

Petroleum Resource Rent Tax has been paid and expensed based on the ATO’s assessment, and any success will result in an income tax benefit.

Given the complexity of the matters under dispute, it is not possible at this time to accurately quantify the anticipated benefit.

North West Shelf Excise on Condensate litigation

BHP Billiton Petroleum (North West Shelf) Pty (NWS) has commenced litigation in the Federal Court of Australia seeking orders that recently enacted excise by-laws incorrectly define the relevant fields. The refund sought is US$72 million. Excise has been paid and expensed based on the by-law and any success will result in an income tax benefit.

Former Operations—Ok Tedi Mining Limited

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

On 20 November 2007, the National Court of Papua New Guinea dismissed the entire claim. The plaintiffs’ appeal of this decision was heard by the Papua New Guinea Supreme Court on 2 October 2008.

On 13 March 2009 the Papua New Guinea Supreme Court delivered its judgement, dismissing the appeal with costs.

In view of the state of the proceedings referred to above, this matter is no longer considered material to the Group and we do not intend to include it in future reports.

9    Financial Statements

See pages F-1 to F-106

10    Glossary

10.1    Non-mining terms

In the context of ADSs and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange.

Term	Definition
A$	Australian dollars being the currency of the Commonwealth of Australia.

American Depositary Share	An American Depositary Share is a share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges in the US. One ADS is equal to two BHP Billiton Limited or BHP Billiton Plc ordinary shares. ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that trade on the NYSE.

BHP Billiton	Being both companies in the dual listed company structure, BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited share	A fully paid ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited shareholders	The holders of BHP Billiton Limited shares.

BHP Billiton Limited special voting share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Limited on Joint Electorate Actions.

BHP Billiton Plc equalisation share	A share that has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger.

BHP Billiton Plc 5.5 per cent preference share	Shares that have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority of any other class of shares in BHP Billiton Plc on a return of capital or winding up.

BHP Billiton Plc share	A fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc shareholders	The holders of BHP Billiton Plc shares.

BHP Billiton Plc special voting share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Plc on Joint Electorate Actions.

Board	The Board of Directors of BHP Billiton.

CEO	Chief Executive Officer.

Cost and freight (CFR) (... named port of destination)	The seller must pay the costs and freight necessary to bring the goods to the named port of destination, but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered onboard the vessel, is transferred from the seller to the buyer when the goods pass the ship’s rail in the port of shipment. The CFR term requires the seller to clear the goods for shipment.

Co-Investment Plan	Legacy employee share scheme. Abbreviates to CIP.

Community investment	Contributions made to support communities in which we operate. Our contributions to community programs comprise cash, in-kind support and administration costs. Our targeted level of contribution is one per cent of pre-tax profit calculated on the average of the previous three years’ pre-tax profit.

Term	Definition
CSG	Customer Sector Group being the strategic business units of BHP Billiton.

CY20XX	Refers to the calendar year ended 31 December 20XX, where XX is the two-digit number of the year.

Deferred share	A nil-priced option or a conditional right to acquire a share issued under the rules of the GIS.

Dividend Record Date	The date determined by a company’s board of directors, by when an investor must be recorded as an owner of shares in order to qualify for a forthcoming dividend.

DLC merger	The Dual Listed Company merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001.

DLC structure	The corporate structure resulting from the DLC merger.

Employee Share Plan	A legacy employee share plan that commenced under the jurisdiction of BHP Limited prior to the formation of BHP Billiton. Abbreviates to ESP.

Expected value	Expected value of a share incentive—the average outcome weighted by probability. This measure takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors such as volatility, forfeiture risk, etc.

Free on board (FOB) (... named port of shipment)	The seller delivers when the goods pass the ship’s rail at the named port of shipment. This means that the buyer has to bear all costs and risks of loss of or damage to the goods from that point. The FOB term requires the seller to clear the goods for export. This term can be used only for sea or inland waterway transport.

FY20XX	Refers to the financial year ended 30 June 20XX, where XX is the two-digit number for the year.

GAAP	Generally accepted accounting principles.

Gearing	Gearing is defined as the ratio of net debt to net debt plus net assets.

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries.

Group Incentive Scheme	Current employee share scheme. Abbreviates to GIS.

International Financial Reporting Standards	Accounting standards as issued by the International Accounting Standards Board. Abbreviates to IFRS.

Key Management Personnel	Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including executive Directors), and non-executive Directors. Abbreviates to KMP.

Key Performance Indicator	Used to measure the performance of the Group, individual businesses and executives in any one year. Abbreviates to KPI.

LME	London Metal Exchange—A London exchange which trades metals (e.g. lead, zinc, aluminium and nickel) in forward and option markets.

Term	Definition
Long Term Incentive Plan	Current employee share scheme. Abbreviates to LTIP.

Major capital projects	Capital projects in the Feasibility or Execution phase where our share of capital expenditure to project completion is greater then US$100 million.

Market value	The market value based on closing prices, or, in instances when an executive exercises and sells shares, the actual sale price achieved.

Occupational exposure limit	The level of exposure to an agent to which it is believed that nearly all workers may be repeatedly exposed, throughout a working life, without adverse health effects. Occupational exposure limits are established for chemical and physical agents and may be expressed as time-weighted average, ceiling or short-term exposure limits. Abbreviates to OEL.

Occupational illness	An occupational illness is an illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact.

Option	A right to acquire a share on payment of an exercise price issued under the rules of the GIS.

Performance share	A nil-priced option or a conditional right to acquire a share, subject to a Performance Hurdle, issued under the rules of the LTIP.

Performance share plan	An employee share plan that commenced under the jurisdiction of BHP Limited or Billiton Plc and prior to the formation of BHP Billiton. Legacy share scheme. Abbreviates to PSP.

Restricted Share Scheme	Legacy employee share scheme. Abbreviates to RSS.

Shareplus	All employee share purchase plan.

Significant environmental incident	A significant environmental incident is an occurrence that has resulted in or had the potential to cause significant environmental harm. Our definition of ‘significant’ is conservative to ensure all learnings are captured from relevant HSEC incidents. Such an incident is rated at level 3 or above on the BHP Billiton HSEC Consequence Severity Table which may be viewed at our website, www.bhpbilliton.com.

STRATE	Share Transactions Totally Electronic is a South African electronic settlement and depository system for dematerialised equities.

Total Recordable Injuries Frequency	Total Recordable Injury Frequency = (Fatalities + Lost Time Cases + Restricted Work Cases + Medical Treatment Cases)/1,000,000 work hours. Abbreviates to TRIF.

Total shareholder return	The change in share price plus dividends. Abbreviates to TSR.

US$	The Group’s reporting currency and the functional currency of the majority of its operations is the US dollar as this is assessed to be the principal currency of the economic environments in which they operate.

10.2    Mining and mining-related terms

Term	Definition
Alumina	Aluminium oxide (Al2O3). Alumina is produced from bauxite in the refining process. Alumina is then converted (reduced) in an electrolysis cell to produce aluminium metal.

Bauxite	Chief ore of aluminium.

Bio-leaching	Use of naturally occurring bacteria, to leach a metal from ore; for example, copper, zinc, uranium, nickel and cobalt from a sulphide mineral.

Brownfield	An exploration or development project located within an existing mineral province which can share infrastructure and management with an existing operation.

Coal Reserves	The same meaning as Ore Reserves, but specifically concerning coal.

Coking coal	By virtue of its carbonisation properties, is used in the manufacture of coke, which is used in the steelmaking process. Coking coal may also be referred to as metallurgical coal.

Condensate	A mixture of hydrocarbons that exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Copper cathode	Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning.

Crude oil	A mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.

Cut-off grade	A nominated grade above which is defined some mineral aspect of the reserve. For example, the lowest grade of mineralised material that qualifies as economic for estimating an Ore Reserves.

Electrowinning/electrowon	An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.

Energy coal	Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Ethane	Where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

Flotation	A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth and the unwanted mineral particles sink.

Grade	The relative quantity, or the percentage, of metal or mineral content in an orebody.

Greenfield	The development or exploration located outside the area of influence of existing mine operations/infrastructure.

Head grade	The average grade of ore delivered to a process for mineral extraction.

Term	Definition
Heap leach(ing)	A process used for the recovery of metals such as copper, nickel, uranium and gold from low-grade ores. The crushed material is laid on a slightly sloping, impermeable pad and leached by uniformly trickling (gravity fed) a chemical solution through the beds to ponds. The metals are recovered from the solution.

Ilmenite	The principle ore of titanium composed of iron, titanium and oxygen (FeTiO3).

Leaching	The process by which a soluble metal can be economically recovered from minerals in ore by dissolution.

Liquefied natural gas (LNG)	Consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

Liquefied petroleum gas (LPG)	Consists of propane and butane and a small amount (less than two per cent) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels of oil.

Marketable Coal Reserves	Represents beneficiated or otherwise enhanced coal product and should be read in conjunction with, but not instead of, reports of coal reserves.

Metallurgical coal	A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.

Open-cut/open-pit (OC/OP)	Surface working in which the working area is kept open to the sky. Abbreviated to OC/OP.

Ore Reserves	That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Probable Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assure continuity between points of observation.

Proved oil and gas reserves	The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made).

Proved Ore Reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches and workings on drill holes and grade and/or quality are computed from the results of detailed samplings; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.

Reserve life	Current stated ore reserves divided by the current approved nominal production rate.

Run of mine product	Product mined in the course of regular mining activities. Abbreviates to ROM.

Rutile	It is an ore of titanium composed of titanium and oxygen (TiO2).

Term	Definition
Solvent extraction	A method of separating one or more metals from a leach solution by treating with a solvent that will extract the required metal, leaving the others. The metal is recovered from the solvent by further treatment.

Spud	Commence drilling of an oil or gas well.

Stockpile (SP)	An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unequal to handling the mine output; any heap of material formed to create a reserve for loading or other purposes or material dug and piled for future use. Abbreviates to SP.

Tailing	Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted.

Total Coal Reserves	Run of mine reserves as outputs from the mining activities.

Total Marketable Reserves	Product reserves as outputs from processing plant which includes sizing and beneficiation.

Total Ore Reserves	Represent Proved Ore Reserves plus Probable Ore Reserves.

Underground (UG)	Natural or man-made excavation under the surface of the Earth. Abbreviates to UG.

Zircon	It is the chief ore of zirconium composed of zirconium, silicon and oxygen (ZrSiO4).

10.3    Units of measure

Abbreviation	Description
bbl/d	Barrels per day
boe	Barrel oil equivalent
dmtu	dry metric tonne unit
ha	Hectare
km	Kilometre
kV	Kilovolt
m	Metre
Ml	Megalitre
MMcf/d	Million cubic feet per day
Mbbl/d	Thousand barrels per day
MMbbl/d	Million barrels per day
MMcm/d	Million cubic metres per day
mtpa	Million tonnes per annum
MW	Megawatt
scf	Standard cubic feet
TJ	Terajoule
tpa	Tonnes per annum
tpd	Tonnes per day
tph	Tonnes per hour

11    Shareholder information

11.1    Markets

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia. It has secondary listings on the Frankfurt Stock Exchange in Germany and the Swiss Stock Exchange in Switzerland and has notified its intention to delist from both these exchanges. These delistings are expected to be completed in 2010.

BHP Billiton Plc has a primary listing on the London Stock Exchange (LSE) in the UK and a secondary listing on the Johannesburg Stock Exchange (JSE) in South Africa.

In addition, BHP Billiton Limited and BHP Billiton Plc are listed on the New York Stock Exchange (NYSE) in the US. Trading on the NYSE is via American Depositary Shares (ADSs), each representing two ordinary shares evidenced by American Depositary Receipts (ADRs). Citibank N.A. is the Depositary for both ADR programs. BHP Billiton Limited’s ADSs have been listed for trading on the NYSE (ticker BHP) since 28 May 1987 and BHP Billiton Plc’s since 25 June 2003 (ticker BBL).

11.2    Share ownership

Share capital

The details of the share capital for both BHP Billiton Limited and BHP Billiton Plc are presented in note 19 ‘Share capital’ in the financial statements.

Major shareholders

The tables in sections 7.20 and 7.21 of this Annual Report present information pertaining to the shares held by Directors and other members of the Group Management Committee in BHP Billiton Limited and BHP Billiton Plc.

Neither BHP Billiton Limited nor BHP Billiton Plc is directly or indirectly controlled by another corporation or by any government. Other than as described in section 2.11.2, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

BHP Billiton Limited

The tables in sections 7.20 and 7.21 of this Annual Report show the holdings for Directors and other members of the Group Management Committee of BHP Billiton Limited, as a group, of BHP Billiton Limited’s voting securities. No person beneficially owned more than five per cent of BHP Billiton Limited’s voting securities.

BHP Billiton Plc

The following table shows holdings of three per cent or more of voting rights in BHP Billiton Plc’s shares as notified to BHP Billiton Plc under the UK Disclosure and Transparency Rule 5. (1)

					Percentage of total voting rights (2)
Title of class	Identity of person or group	Date of notice received	Date of change	Number owned	2009	2008	2007
Ordinary shares	Legal & General Group Plc (3)	8 May 2008	26 March 2008	100,123,908	4.54%	4.54%	3.63%

(1)	There has been no change in the holdings of three per cent or more of the voting rights in BHP Billiton Plc’s shares notified to BHP Billiton Plc as at the date of this Report.

(2)	The percentages quoted are based on the total voting rights of BHP Billiton Plc as at the date of the Annual Report each year of 2,207,007,544 (2009), 2,207,007,544 (2008) and 2,303,415,288 (2007) respectively.

(3)	The notification received from Legal & General Group Plc was a group disclosure covering the interests of Legal & General Group Plc and its subsidiaries.

The following table shows holdings of Directors and members of the Group Management Committee of BHP Billiton Plc who were in office as at 30 June 2009, as a group, of BHP Billiton Plc’s voting securities as at that date. (1)

Title of class	Identity of person or group	Number owned	Percentage of total voting rights at 30 June 2009 (2)
Ordinary shares	Directors and executives as a group	544,864	0.02%

(1)	As at the date of this Report, the Directors and members of the Group Management Committee who were in office at 30 June 2009 held 0.03 percent of the total voting rights in BHP Billiton Plc (number owned: 667,156).

(2)	The percentages quoted are based on the total voting rights of BHP Billiton Plc of 2,207,007,544.

Twenty largest shareholders as at 28 August 2009 (as named on the Register of Shareholders)

BHP Billiton Limited	Number of fully paid shares	% of issued capital
1. HSBC Australia Nominees Pty Ltd	540,120,554	16.08
2. J P Morgan Nominees Australia Limited	390,200,712	11.62
3. National Nominees Ltd	316,004,052	9.41
4. Citicorp Nominees Pty Limited <BHP Billiton ADR Holders A/C>	282,714,340	8.42
5. Citicorp Nominees Pty Limited	161,551,987	4.81
6. Australian Mutual Provident Society	81,289,310	2.42
7. ANZ Nominees Limited <Cash Income A/C>	64,224,228	1.91
8. Queensland Investment Corporation	30,132,488	0.90
9. Potter Warburg Nominees Pty Ltd	15,016,582	0.45
10. Australian Foundation Investment Company Limited	14,256,934	0.42
11. UBS Nominees Pty Ltd	13,351,817	0.40
12. ANZ Nominees Limited <SL Cash Income A/C>	10,221,047	0.30
13. Perpetual Trustee Australia Group	9,171,215	0.27
14. Bond Street Custodians Limited	8,710,961	0.26
15. Australian Reward Investment Alliance	8,379,136	0.25
16. RBC Dexia Investor Services Australia Nominees Pty Limited <PIPOOLED A/C>	7,896,692	0.24
17. ARGO Investments Limited	7,067,411	0.21
18. RBC Dexia Investor Services Australia Nominees Pty Limited <MLCI A/C>	6,968,121	0.21
19. INVIA Custodian Pty Limited	6,141,088	0.18
20. RBC Dexia Investor Services Australia Nominees Pty Limited <BKCUST A/C>	6,104,263	0.18

	1,979,522,938	58.94

BHP Billiton Plc	Number of fully paid shares	% of issued capital
1. PLC Nominees (Proprietary) Limited	411,268,644	18.43
2. National City Nominees Limited	80,369,533	3.60
3. GEPF Equity	80,315,324	3.60
4. HSBC Global Custody Nominee (UK) Limited <357206 A/C>	68,152,492	3.05
5. Chase Nominees Limited.	66,763,465	2.99
6. Nutraco Nominees Limited	66,086,328	2.96
7. Chase Nominees Limited <LEND A/C>	58,747,609	2.63
8. State Street Nominees Limited <OM02 A/C>	58,594,692	2.63
9. Nortrust Nominees Limited <SLEND A/C>	43,074,342	1.93
10. Bank of New York (Nominees) Limited	38,388,017	1.72
11. State Street Nominees Limited <OD64 A/C>	35,595,743	1.60
12. Vidacos Nominees Limited <FGN A/C>	35,562,768	1.59
13. Vidacos Nominees Limited <CLRLUX2 A/C>	30,937,261	1.39
14. Chase Nominees Limited <BGILIFEL A/C>	27,353,367	1.23
15. Lynchwood Nominees Limited <2006420 A/C>	27,083,177	1.21
16. BNY Mellon Nominees Limited <BSDTGUSD A/C>	26,803,526	1.20
17. Chase Nominees Limited <USRESLD A/C>	25,859,358	1.16
18. State Street Nominees Limited <OM04 A/C>	24,589,147	1.10
19. Nortrust Nominees Limited <HLIFE A/C>	22,818,173	1.02
20. Nortrust Nominees Limited	20,250,514	0.91

	1,248,613,480	55.95

US share ownership as at 30 June 2009

	BHP Billiton Limited					BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers		% of issued capital	Shareholders Numbers	%	Shares Numbers		% of issued capital
Classification of holder
Registered holders of voting securities	1,968	0.35	5,594,094		0.17	71	0.33	180,921		0.01
ADR holders	1,166	0.21	299,898,954	(a)	8.93	136	0.64	70,388,132	(b)	3.15

(a)	These shares translate to 149,949,477 ADRs.

(b)	These shares translate to 35,194,066 ADRs.

Distribution of shareholders and shareholdings as at 28 August 2009

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Registered address
Australia	537,911	95.95	3,286,937,935	97.87	138	0.66	1,208,699	0.05
New Zealand	13,555	2.42	40,095,846	1.19	22	0.10	41,419	0.00
United Kingdom	3,606	0.64	12,335,089	0.37	18,544	88.00	1,785,208,358	80.01
United States	1,950	0.35	6,149,912	0.18	70	0.33	187,904	0.01
South Africa	97	0.02	213,245	0.01	1,373	6.52	424,534,120	19.03
Other	3,500	0.62	12,627,470	0.38	926	4.39	19,940,702	0.90

Total	560,619	100.00	3,358,359,497	100.00	21,073	100.00	2,231,121,202	100.00

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers (a)%		Shareholders Numbers	%	Shares Numbers	%
Size of holding
1 – 500 (b)	238,882	42.61	55,733,732	1.66	9,436	44.78	2,534,133	0.11
501 – 1,000	108,556	19.36	85,290,312	2.54	5,010	23.78	3,764,552	0.17
1,001 – 5,000	163,106	29.09	370,578,100	11.03	4,297	20.39	8,814,048	0.40
5,001 – 10,000	28,320	5.05	200,548,260	5.97	553	2.62	3,942,130	0.18
10,001 – 25,000	16,036	2.86	241,442,144	7.19	423	2.01	6,825,345	0.31
25,001 – 50,000	3,603	0.64	123,561,355	3.68	269	1.28	9,676,544	0.43
50,001 – 100,000	1,332	0.24	91,307,461	2.72	264	1.25	19,102,581	0.86
100,001 – 250,000	548	0.10	80,408,316	2.39	279	1.32	44,023,675	1.97
250,001 – 500,000	110	0.02	37,496,857	1.12	189	0.90	69,000,821	3.09
500,001 – 1,000,000	58	0.01	39,191,379	1.17	129	0.61	88,594,177	3.97
1,000,001 and over	68	0.02	2,032,801,581	60.53	224	1.06	1,974,843,196	88.51

Total	560,619	100.00	3,358,359,497	100.00	21,073	100.00	2,231,121,202	100.00

(a)	One share entitles the holder to one vote.

(b)	Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$37.85 as at 28 August 2009 was 4,449.

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Classification of holder
Corporate	108,561	19.36	2,341,199,330	69.71	11,272	53.49	2,216,600,072	99.35
Private	542,058	80.64	1,017,160,167	30.29	9,801	46.51	14,521,130	0.65

Total	560,619	100.00	3,358,359,497	100.00	21,073	100.00	2,231,121,202	100.00

11.3    Dividends

Policy

We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment provided that we generate sufficient profit and cash flow to do so.

We declare our dividends and other distributions in US dollars as it is our main functional currency. BHP Billiton Limited pays its dividends in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in UK pounds sterling to shareholders registered on its principal register in the UK and in South African rand to shareholders registered on its branch register in South Africa. If shareholders on the UK register wish to receive dividends in US dollars they must complete an appropriate election form and return it to the BHP Billiton Share Registrar no later than close of business on the Dividend Record Date.

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

11.4    Share price information

The following tables show the share prices for the period indicated for ordinary shares and ADSs for each of BHP Billiton Limited and BHP Billiton Plc. The share prices are the highest and lowest closing market quotations for ordinary shares reported on the Daily Official List of the Australian and London Stock Exchanges respectively, and the highest and lowest closing prices for ADSs quoted on the NYSE, adjusted to reflect stock dividends.

BHP Billiton Limited

		Ordinary shares		American Depositary Shares (1)
BHP Billiton Limited		High A$	Low A$	High US$	Low US$
FY2004		12.79	8.30	20.10	11.30
FY2005		19.50	12.41	31.01	17.36
FY2006		32.00	18.09	49.21	27.35
FY2007		35.38	23.86	60.39	36.19
FY2008	First quarter	44.60	32.44	79.84	52.27
	Second quarter	47.70	39.50	87.33	67.79
	Third quarter	40.85	31.00	75.75	57.82
	Fourth quarter	49.55	36.65	95.00	66.91
FY2009	First quarter	44.40	31.00	82.86	50.50
	Second quarter	32.75	21.10	51.35	24.62
	Third quarter	34.01	27.11	48.45	33.56
	Fourth quarter	38.27	31.48	61.86	44.38

	Ordinary shares		American Depositary Shares (1)
BHP Billiton Limited	High A$	Low A$	High US$	Low US$
Month of January 2009	32.60	27.45	48.00	36.31
Month of February 2009	33.35	28.60	46.06	36.42
Month of March 2009	34.01	27.11	48.45	33.56
Month of April 2009	34.60	31.49	49.34	44.38
Month of May 2009	35.69	32.30	56.24	49.43
Month of June 2009	38.27	33.73	61.86	53.15
Month of July 2009	38.02	32.14	62.96	49.54
Month of August 2009	38.84	36.61	66.31	60.20

(1)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

The total market capitalisation of BHP Billiton Limited at 30 June 2009 was A$116.6 billion, which represented approximately 10.51 per cent of the total market capitalisation of all companies listed on the ASX. The closing price for BHP Billiton Limited ordinary shares on the ASX on that date was A$34.72.

BHP Billiton Plc

		Ordinary shares		American Depositary Shares (1)
BHP Billiton Plc		High UK pence	Low UK pence	High US$	Low US$
FY2004		526.50	311.00	19.77	10.21
FY2005		776.50	474.75	30.23	17.49
FY2006		1,211.50	722.00	45.50	25.90
FY2007		1,390.00	853.00	56.40	33.20
FY2008	First quarter	1,750.00	1,183.00	71.91	47.83
	Second quarter	1,880.00	1,478.00	78.26	59.42
	Third quarter	1,680.00	1,235.00	66.43	51.19
	Fourth quarter	2,196.00	1,495.00	85.62	59.86
FY2009	First quarter	1,841.00	1,232,00	74.18	42.44
	Second quarter	1,298.00	752.50	44.00	21.16
	Third quarter	1,507.00	1,034.00	44.93	28.59
	Fourth quarter	1,557.00	1,333.00	51.71	39.01

	Ordinary shares		American Depositary Shares (1)
BHP Billiton Plc	High UK pence	Low UK pence	High US$	Low US$
Month of January 2009	1,450.00	1,137.00	43.30	31.52
Month of February 2009	1,378.00	1,106.00	40.70	31.37
Month of March 2009	1,507.00	1,034.00	44.93	28.59
Month of April 2009	1,513.00	1,343.00	44.38	39.01
Month of May 2009	1,535.00	1,390.00	48.10	42.41
Month of June 2009	1,557.00	1,333.00	51.71	43.92
Month of July 2009	1,579.50	1,287.50	52.90	41.88
Month of August 2009	1,648.50	1,504.00	55.47	49.23

(1)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

The total market capitalisation of BHP Billiton Plc at 30 June 2009 was £30.1 billion, which represented approximately 2.27 per cent of the total market capitalisation of all companies listed on the LSE. The closing price for BHP Billiton Plc ordinary shares on the LSE on that date was £13.64.

11.5    Taxation

The taxation discussion below describes the material Australian income tax, UK tax and US federal income tax consequences to a US holder (as hereinafter defined) of owning BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. Accordingly, the following discussion is not relevant to non-US holders of BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs.

The discussion is based on the Australian, UK and US tax laws currently in effect, as well as on the double taxation convention between Australia and the US (the Australian Treaty), the double taxation convention between the UK and the US (the UK Treaty) and the estate tax convention between the UK and the US (the UK–US Inheritance and Gift Tax Treaty). These laws are subject to change, possibly on a retroactive basis. For purposes of this discussion, a US holder is a beneficial owner of ordinary shares or ADSs who is, for US federal income tax purposes: (i) a citizen or resident alien of the US, (ii) a corporation (or other entity treated as a corporation for US federal income tax purposes) that is created or organised under the laws of the US or any political subdivision thereof, (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust (A) if a court within the US is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a US person for tax purposes.

We recommend that holders of ordinary shares or ADSs consult their own tax advisers regarding the Australian, UK and US federal, state and local tax and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.

Shareholdings in BHP Billiton Limited

Australia taxation

In this section, references to ‘resident’ and ‘non-resident’ refer to residence status for Australian income tax purposes.

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

Dividends

Under US federal income tax laws and subject to the passive foreign investment company, or PFIC, rules discussed below, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Limited out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend.

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

The amount of any cash distribution paid in any foreign currency will be equal to the US dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the US holder or, in the case of ADSs, by the Depositary, regardless of whether and when the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on the date received, the US holder generally should not recognise foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date received, the US holder will have a basis in the foreign currency equal to its US dollar value on the date received, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as US source ordinary income or loss.

Subject to certain limitations, Australian tax withheld in accordance with the Australian Treaty and paid over to Australia will be creditable against your US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate. To the extent a refund of the tax withheld is available to a US holder under Australian law or under the Australian Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s US federal income tax liability. A US holder that does not elect to claim a US foreign tax credit may instead claim a deduction for Australian income tax withheld, but only for a taxable year in which the US holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year.

Dividends will be income from sources outside the US, and generally will be ‘passive category’ income or, in the case of certain taxpayers, ‘general category’ income, which in either case is treated separately from each other and other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Sale of ordinary shares and ADSs

Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in those ordinary shares or ADSs. The capital gain of a non-corporate US holder that is recognised before 1 January 2011 is generally taxed at a rate of 15 per cent where the holder has a holding period greater than 12 months in the shares or ADSs sold. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. There are limitations on the deductibility of capital losses.

The US dollar value of any foreign currency received upon a sale or other disposition of ordinary shares or ADSs will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, on the settlement date). A US holder will have a tax basis in the foreign currency received equal to that US dollar amount, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as US source ordinary income or loss.

Passive Foreign Investment Company (PFIC) Rules

We do not believe that the BHP Billiton Limited ordinary shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually at the end of the year and thus may be subject to change. If BHP Billiton Limited were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain ‘excess distributions’ ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the special tax rates applicable to qualified dividend income if BHP Billiton Limited were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming the shares or ADSs are ‘marketable stock,’ a US holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.

Shareholdings in BHP Billiton Plc

UK taxation

Dividends

Under UK law, no UK tax is required to be withheld at source from dividends paid on ordinary shares or ADSs.

Sale of ordinary shares and ADSs

US holders will not be liable for UK tax on capital gains realised on disposal of ordinary shares or ADSs unless:

•	they are resident or ordinarily resident in the UK; or

•

they carry on a trade, profession or vocation in the UK through a branch or agency for the year in which the disposal occurs and the shares or ADSs have been used, held or acquired for the purposes of such trade (or profession or vocation), branch or agency. In the case of a trade, the term ‘branch’ includes a permanent establishment.

An individual who ceases to be resident in the UK for tax purposes while owning shares or ADSs and then disposes of those shares or ADSs while not UK resident may become subject to UK tax on capital gains if he/she subsequently becomes treated as UK resident again before five complete UK tax years of non-UK residence have elapsed from the date he/she left the UK. In this situation US holders will generally be entitled to claim US tax paid on such a disposition as a credit against any corresponding UK tax payable.

UK inheritance tax

Under the current the UK–US Inheritance and Gift Tax Treaty between the UK and the US, ordinary shares or ADSs held by a US holder who is domiciled for the purposes of the UK–US Inheritance and Gift Tax Treaty in the US, and is not for the purposes of the UK–US Inheritance and Gift Tax Treaty a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the ordinary shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the ordinary shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ordinary shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the ordinary shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the ordinary shares or ADSs are subject to both UK inheritance tax and US federal gift or estate tax, the UK–US Inheritance and Gift Tax Treaty generally provides for double taxation to be relieved by means of credit relief.

UK stamp duty and stamp duty reserve tax

UK stamp duty or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on any issue or transfer of shares to the depository or their nominee where those shares are for inclusion in the ADS program at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale) or their value (if transferred for no consideration). No SDRT would be payable on the transfer of an ADS. No UK stamp duty should be payable on the transfer of an ADS provided that the instrument of transfer is executed and remains at all times outside the UK. Transfers of ordinary shares to persons other than the depository or their nominee will give rise to stamp duty or stamp duty reserve tax at the time of transfer. The relevant rate is currently 0.5 per cent of the amount payable for the shares. The purchaser normally pays the stamp duty or stamp duty reserve tax.

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

Dividends

Under US federal income tax laws and subject to the PFIC rules discussed below, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend.

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

The amount of any cash distribution paid in any foreign currency will be equal to the US dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the US holder or, in the case of ADSs, by the Depositary, regardless of whether and when the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on the date received, the US holder generally should not recognise foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date received, the US holder will have a basis in the foreign currency equal to its US dollar value on the date received, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as US source ordinary income or loss.

Dividends will be income from sources outside the US, and generally will be ‘passive category’ income or, for certain taxpayers, ‘general category’ income, which in either case is treated separately from each other and other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Sale of ordinary shares and ADSs

Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in those ordinary shares or ADSs. The capital gain of a non-corporate US holder that is recognised before 1 January 2011 is generally taxed at a rate of 15 per cent where the holder has a holding period greater than 12 months in the shares or ADSs sold. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. There are limitations on the deductibility of capital losses.

The US dollar value of any foreign currency received upon a sale or other disposition of ordinary shares or ADSs will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, on the settlement date). A US holder will have a tax basis in the foreign currency received equal to that US dollar amount, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as US source ordinary income or loss.

Passive Foreign Investment Company (PFIC) Rules

We do not believe that the BHP Billiton Plc ordinary shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually at the end of the year and thus may be subject to change. If BHP Billiton Plc were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain ‘excess distributions’ ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the special tax rates applicable to qualified dividend income if BHP Billiton Plc were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming the shares or ADSs are ‘marketable stock,’ a US holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.

12    Exhibits

Exhibit 1    Constitution

1.1	Constitution of BHP Billiton Limited

1.2	Memorandum and Articles of Association of BHP Billiton Plc

Exhibit 4    Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc.*

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.*

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.*

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited.*

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc.*

4.6	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel)***

4.7	BHP Billiton Ltd Group Incentive Scheme Rules 2004, dated August 2008****

4.8	BHP Billiton Ltd Long Term Incentive Plan Rules, dated December 2007****

4.9	BHP Billiton Plc Group Incentive Scheme Rules 2004, dated August 2008****

4.10	BHP Billiton Plc Long Term Incentive Plan Rules, dated December 2007****

Exhibit 8    List of Subsidiaries

8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc

Exhibit 12    Certifications

12.1	Certification by Chief Executive Officer, Mr Marius Kloppers, dated 14 September 2009

12.2	Certification by Chief Financial Officer, Mr Alex Vanselow, dated 14 September 2009

Exhibit 13    Certifications

13.1	Certification by Chief Executive Officer, Mr Marius Kloppers, and Chief Financial Officer, Mr Alex Vanselow, dated 14 September 2009

Exhibit 15

15.1	Consent of Independent Registered Public Accounting Firms KPMG and KPMG Audit Plc for incorporation by reference of audit report in registration statements on Form F-3 and Form S-8

*	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

**	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2003 on 23 October 2003.

***	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2005 on 3 October 2005.

****	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2008 on 15 September 2008.

SIGNATURE

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this annual report on their behalf.

BHP Billiton Limited

BHP Billiton Plc

/s/ Alex Vanselow
Alex Vanselow Chief Financial Officer

Date: 14 September 2009

BHP BILLITON 2009 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited BHP Billiton Group’s (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) internal control over financial reporting as of 30 June 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The BHP Billiton Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 5.12 Controls and Procedures. Our responsibility is to express an opinion on BHP Billiton Group’s internal control over financial reporting based on our audit.

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

In our opinion, BHP Billiton Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2009 and 2008, and the related consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for each of the years in the three-year period ended 30 June 2009, and our report dated 14 September 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Audit Plc	/s/ KPMG
KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
14 September 2009	14 September 2009

BHP BILLITON 2009 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheet of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2009 and 2008, and the related consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for each of the years in the three-year period ended 30 June 2009. These consolidated financial statements are the responsibility of the BHP Billiton Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group as of 30 June 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BHP Billiton Group’s internal control over financial reporting as of 30 June 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and our report dated 14 September 2009 expressed an unqualified opinion on the effectiveness of BHP Billiton Group’s internal control over financial reporting.

/s/ KPMG Audit Plc	/s/ KPMG
KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
14 September 2009	14 September 2009

BHP BILLITON 2009 FINANCIAL STATEMENTS

Consolidated Income Statement

for the year ended 30 June 2009

	Notes	2009	2008	2007
		US$M	US$M	US$M
Revenue
Group production		44,113	51,918	41,271
Third party products	2	6,098	7,555	6,202

Revenue	2	50,211	59,473	47,473
Other income	4	589	648	621
Expenses excluding net finance costs	5	(38,640)	(35,976)	(28,370)

Profit from operations		12,160	24,145	19,724

Comprising:
Group production	2	11,657	24,529	19,650
Third party products	2	503	(384)	74

	2	12,160	24,145	19,724

Financial income	6	309	293	264
Financial expenses	6	(852)	(955)	(776)

Net finance costs	6	(543)	(662)	(512)

Profit before taxation		11,617	23,483	19,212

Income tax expense	7	(4,784)	(6,798)	(5,305)
Royalty related taxation (net of income tax benefit)	7	(495)	(723)	(411)

Total taxation expense	7	(5,279)	(7,521)	(5,716)

Profit after taxation		6,338	15,962	13,496

Profit attributable to minority interests		461	572	80
Profit attributable to members of BHP Billiton Group		5,877	15,390	13,416

Earnings per ordinary share (basic) (US cents)	8	105.6	275.3	229.5
Earnings per ordinary share (diluted) (US cents)	8	105.4	274.8	228.9

Dividends per ordinary share—paid during the period (US cents)	9	82.0	56.0	38.5
Dividends per ordinary share—declared in respect of the period (US cents)	9	82.0	70.0	47.0

The accompanying notes form part of these financial statements.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Consolidated Statement of Recognised Income and Expense

for the year ended 30 June 2009

	Notes	2009	2008	2007
		US$M	US$M	US$M
Profit after taxation		6,338	15,962	13,496
Amounts recognised directly in equity
Actuarial (losses)/gains on pension and medical schemes		(227)	(96)	79
Available for sale investments:
Net valuation gains/(losses) taken to equity		3	(76)	147
Net valuation losses transferred to the income statement		58	—	—
Cash flow hedges:
Gains/(losses) taken to equity		710	(383)	(50)
Realised losses transferred to the income statement		22	73	—
Unrealised gain transferred to the income statement		(48)	—	—
Gains transferred to the initial carrying amount of hedged items		(26)	(190)	(88)
Exchange fluctuations on translation of foreign operations		27	(21)	6
Exchange fluctuations transferred to profit on sale of divested operations		—	—	6
Tax on items recognised directly in, or transferred from, equity		(253)	306	82

Total amounts recognised directly in equity		266	(387)	182

Total recognised income and expense		6,604	15,575	13,678

Attributable to minority interests	22	458	571	82
Attributable to members of BHP Billiton Group	22	6,146	15,004	13,596

The accompanying notes form part of these financial statements.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Consolidated Balance Sheet

as at 30 June 2009

	Notes	2009	2008
		US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	25	10,833	4,237
Trade and other receivables	10	5,153	9,801
Other financial assets	11	763	2,054
Inventories	12	4,821	4,971
Assets held for sale	3	213	—
Current tax assets		424	119
Other		279	498

Total current assets		22,486	21,680

Non-current assets
Trade and other receivables	10	762	720
Other financial assets	11	1,543	1,448
Inventories	12	200	232
Property, plant and equipment	13	49,032	47,332
Intangible assets	14	661	625
Deferred tax assets	7	3,910	3,486
Other		176	485

Total non-current assets		56,284	54,328

Total assets		78,770	76,008

LIABILITIES
Current liabilities
Trade and other payables	15	5,619	6,774
Interest bearing liabilities	16	1,094	3,461
Liabilities held for sale	3	363	—
Other financial liabilities	17	705	2,088
Current tax payable		1,931	2,141
Provisions	18	1,887	1,596
Deferred income		251	418

Total current liabilities		11,850	16,478

Non-current liabilities
Trade and other payables	15	187	138
Interest bearing liabilities	16	15,325	9,234
Other financial liabilities	17	142	1,260
Deferred tax liabilities	7	3,038	3,116
Provisions	18	7,032	6,251
Deferred income		485	488

Total non-current liabilities		26,209	20,487

Total liabilities		38,059	36,965

Net assets		40,711	39,043

EQUITY
Share capital—BHP Billiton Limited	19	1,227	1,227
Share capital—BHP Billiton Plc	19	1,116	1,116
Treasury shares held	19	(525)	(514)
Reserves	20	1,305	750
Retained earnings	21	36,831	35,756

Total equity attributable to members of BHP Billiton Group	22	39,954	38,335
Minority interests	22	757	708

Total equity		40,711	39,043

The accompanying notes form part of these financial statements.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Consolidated Cash Flow Statement

for the year ended 30 June 2009

	Notes	2009	2008	2007
		US$M	US$M	US$M
Operating activities
Profit before taxation		11,617	23,483	19,212
Adjustments for:
Non-cash exceptional items		5,460	137	343
Depreciation and amortisation expense		3,871	3,612	2,754
Exploration and evaluation expense (excluding impairment)		1,009	859	539
Net gain on sale of non-current assets		(38)	(129)	(101)
Impairments of property, plant and equipment, investments and intangibles		190	137	129
Employee share awards expense		185	97	72
Financial income and expenses		543	662	512
Other		(320)	(629)	(382)
Changes in assets and liabilities:
Trade and other receivables		4,894	(4,255)	(1,118)
Inventories		(116)	(1,313)	(732)
Trade and other payables		(847)	1,824	561
Net other financial assets and liabilities		(769)	526	224
Provisions and other liabilities		(497)	137	(39)

Cash generated from operations		25,182	25,148	21,974
Dividends received		30	51	38
Interest received		205	169	139
Interest paid		(519)	(799)	(633)
Income tax paid		(5,129)	(5,867)	(5,007)
Royalty related taxation paid		(906)	(885)	(554)

Net operating cash flows		18,863	17,817	15,957

Investing activities
Purchases of property, plant and equipment		(9,492)	(7,558)	(7,129)
Exploration expenditure (including amounts expensed)		(1,243)	(1,350)	(805)
Purchase of intangibles		(141)	(16)	(18)
Purchases of financial assets		(40)	(166)	(38)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash		(286)	(154)	(701)
Deferred payment on sale of operations		(126)	—	—

Cash outflows from investing activities		(11,328)	(9,244)	(8,691)
Proceeds from sale of property, plant and equipment		164	43	77
Proceeds from sale of financial assets		96	59	98
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash		17	78	203

Net investing cash flows		(11,051)	(9,064)	(8,313)

Financing activities
Proceeds from ordinary share issues		29	24	22
Proceeds from interest bearing liabilities		7,323	7,201	4,539
Proceeds from debt related swaps		354	342	—
Repayment of interest bearing liabilities		(3,748)	(7,951)	(2,925)
Purchase of shares by Employee Share Ownership Plan Trusts		(169)	(250)	(165)
Share buy-back—BHP Billiton Limited		—	—	(2,824)
Share buy-back—BHP Billiton Plc		—	(3,115)	(2,917)
Dividends paid		(4,563)	(3,135)	(2,271)
Dividends paid to minority interests		(406)	(115)	(68)

Net financing cash flows		(1,180)	(6,999)	(6,609)

Net increase in cash and cash equivalents		6,632	1,754	1,035
Cash and cash equivalents, net of overdrafts, at beginning of year		4,173	2,398	1,351
Effect of foreign currency exchange rate changes on cash and cash equivalents		26	21	12

Cash and cash equivalents, net of overdrafts, at end of year	25	10,831	4,173	2,398

The accompanying notes form part of these financial statements.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements

1    Accounting policies

Dual Listed Companies’ structure and basis of preparation of financial statements

Merger terms

On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, entered into a Dual Listed Company (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

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

Accounting for the DLC merger

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

applied under International Financial Reporting Standards. Accordingly, these financial statements consolidate the Group as follows:

•	Results for the years ended 30 June 2009, 30 June 2008 and 30 June 2007 are of the consolidated entity comprising the BHP Billiton Plc Group and the BHP Billiton Limited Group

•	Assets and liabilities of the BHP Billiton Plc Group and the BHP Billiton Limited Group were consolidated at the date of the merger at their existing carrying amounts

Basis of preparation

This general purpose financial report for the year ended 30 June 2009 has been prepared in accordance with the requirements of the UK Companies Act 2006 and Australian Corporations Act 2001 and with:

•

Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board (AASB) and interpretations effective as of 30 June 2009

•	International Financial Reporting Standards and interpretations as adopted by the European Union (EU) effective as of 30 June 2009

•	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board effective as of 30 June 2009

•	those standards and interpretations adopted early for each applicable reporting period as described below

The above standards and interpretations are collectively referred to as ‘IFRS’ in this report.

The principal standards and interpretations that have been adopted for the first time in these financial statements are:

•

Amendments to IFRS 1/AASB 1 ‘First-time Adoption’ and IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements—Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate’, which have been early adopted and which remove the definition of the cost method resulting in all dividends being recognised as income as well as prescribing accounting for the insertion of new parent entities into a group

•

IFRIC 12/AASB Interpretation 12 ‘Service Concession Arrangements’ addresses accounting for obligations undertaken and the rights received in service concession arrangements by service concession operators. This interpretation has been early adopted for EU reporting.

•

IFRIC 14/AASB Interpretation 14 ‘IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, which explains how to assess the limit on the amount of the surplus that can be recognised as an asset for defined benefit funds in IAS 19/AASB 119 ‘Employee Benefits’

The adoption of these standards did not have a material impact on the financial statements of the Group.

The following standards and interpretations may have an impact on the Group in future reporting periods but are not yet effective. These standards and interpretations are available for early adoption in the 30 June 2009 financial year (other than in the EU) but have not been applied in the preparation of these financial statements:

•	Amendment to IFRS 2/AASB 2 ‘Share-based Payment’ modifies the definition of vesting conditions and broadens the scope of accounting for cancellations

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

•

Amendment to IFRS 3/AASB 3 ‘Business Combinations’. This amendment modifies the application of acquisition accounting for business combinations. Associated amendments to IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’ change the accounting for non-controlling interests.

•

‘Improvements to IFRSs 2008’/AASB 2008-5 ‘Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ and AASB 2008-6 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ include a collection of minor amendments to IFRS

•

‘Improvements to IFRSs 2009’/AASB 2009-4 ‘Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ and AASB 2009-5 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ include a collection of minor amendments to IFRS

•	Amendments to IFRS 2/AASB 2 ‘Group Cash-settled Share-based payment transactions’. These amendments clarify the accounting for group cash settled share-based payment transactions.

•

IFRIC 18/AASB Interpretation 18 ‘Transfer of Assets from Customers’ addresses accounting for agreements in which an entity receives an item of property, plant and equipment from a customer that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services

The potential impacts on the financial statements of the Group of adopting these standards and interpretations have not yet been determined. The latter three standards and interpretations above have not been endorsed by the EU and hence are not available for early adoption in the EU.

Basis of measurement

The financial statements are drawn up on the basis of historical cost principles, except for derivative financial instruments and certain other financial assets which are carried at fair value.

Currency of presentation

All amounts are expressed in millions of US dollars, unless otherwise stated, consistent with the predominant functional currency of the Group’s operations.

Change in accounting policy

The accounting policies have been consistently applied by all entities included in the Group consolidated financial statements and are consistent with those applied in all prior years presented.

Principles of consolidation

The financial statements of the Group include the consolidation of BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control exists where either parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases. Where the Group’s interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in minority interests. The effects of all transactions between entities within the Group have been eliminated.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

The financial statements of the Group include its share of the assets in such joint ventures, together with the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement, which are usually in proportion to the Group’s interest in the jointly controlled assets.

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

Goodwill

Where the fair value of consideration paid for a business combination exceeds the fair values attributable to the Group’s share of the identifiable net assets acquired, the difference is treated as purchased goodwill. Where the fair value of the Group’s share of the identifiable net assets acquired exceeds the cost of acquisition, the difference is immediately recognised in the income statement. Goodwill is not amortised, however its carrying amount is assessed annually against its recoverable amount as explained below under ‘Impairment of non-current

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

assets’. On the subsequent disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the profit or loss on disposal or termination.

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

Foreign currencies

The Group’s reporting currency and the functional currency of the majority of its operations is the US dollar as this is assessed to be the principal currency of the economic environments in which they operate.

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

Share-based payments

The fair value at grant date of equity settled share awards granted on or after 8 November 2002 is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the employee share awards reserve. The fair value of awards is calculated using an option pricing model which considers the following factors:

•	exercise price

•	expected life of the award

•	current market price of the underlying shares

•	expected volatility

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

•	expected dividends

•	risk-free interest rate

•	market-based performance hurdles

For equity-settled share awards granted on or before 7 November 2002 and that remained unvested at 1 July 2004, the estimated cost of share awards is charged to the income statement from grant date to the date of expected vesting. The estimated cost of awards is based on the market value of shares at the grant date or the intrinsic value of options awarded, adjusted to reflect the impact of performance conditions, where applicable.

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

For certain commodities, the sales price is determined on a provisional basis at the date of sale; adjustments to the sales price subsequently occurs based on movements in quoted market or contractual prices up to the date of final pricing. The period between provisional invoicing and final pricing is typically between 60 and 120 days. Revenue on provisionally priced sales is recognised based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value are recognised as an adjustment to revenue. In all cases, fair value is estimated by reference to forward market prices.

Revenue is not reduced for royalties and other taxes payable from the Group’s production.

The Group separately discloses sales of Group production from sales of third party products due to the significant difference in profit margin earned on these sales.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	In respect of minerals activities:

•	the exploration and evaluation activity is within an area of interest which was previously acquired in a business combination and measured at fair value on acquisition; or

•	the existence of a commercially viable mineral deposit has been established.

•	In respect of petroleum activities:

•	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct cost of bringing the asset to the location and condition necessary for operation and the estimated future cost of dismantling and removing the asset. Disposals are taken to account in the income statement. Where the disposal involves the sale or abandonment of a significant business (or all of the assets associated with such a business) the gain or loss is disclosed as an exceptional item.

Other mineral assets

Other mineral assets comprise:

•	Capitalised exploration, evaluation and development expenditure (including development stripping) for properties now in production

•	Mineral rights and petroleum interests acquired

•	Production stripping (as described below in ‘Overburden removal costs’)

Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine, field or lease, if shorter. Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date of commissioning. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis using estimated lives indicated below. However, where assets are dedicated to a mine, field or lease and are not readily transferable, the below useful lives are subject to the lesser of the asset category’s useful life and the life of the mine, field or lease:

• Buildings	—	25 to 50 years

• Land	—	not depreciated

• Plant and equipment	—	3 to 30 years straight-line

• Mineral rights and Petroleum interests	—	based on reserves on a unit of production basis

• Capitalised exploration, evaluation and development expenditure	—	based on reserves on a unit of production basis

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

Impairment of non-current assets

Formal impairment tests are carried out annually for goodwill. Formal impairment tests for all other assets are performed when there is an indication of impairment. The Group conducts annually an internal review of asset values which is used as a source of information to assess for any indications of impairment. External factors, such as changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment. If any such indication exists an estimate of the asset’s recoverable amount is calculated, being the higher of fair value less direct costs to sell and the asset’s value in use.

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions:	Basis:

• Future production	—	Proved and probable reserves, resource estimates and, in certain cases, expansion projects

• Commodity prices	—	Forward market and contract prices, and longer-term price protocol estimates

• Exchange rates	—	Current (forward) market exchange rates

• Discount rates	—	Cost of capital risk appropriate to the resource

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

Production stripping commences at the time that saleable materials begin to be extracted from the mine and normally continues throughout the life of a mine. The costs of production stripping are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

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

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change.

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

For defined benefit schemes, the cost of providing pensions is charged to the income statement so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses are recognised directly in equity. An asset or liability is consequently recognised in the balance sheet based on the present value of defined benefit obligations, less any unrecognised past service costs and the fair value of plan assets, except that any such asset cannot exceed the total of unrecognised past service costs and the present value of refunds from and reductions in future contributions to the plan. Defined benefit obligations are estimated by discounting expected future payments using market yields at the reporting date on high-quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

Closure and rehabilitation provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of the related assets, in which case the capitalised cost is reduced to nil and the remaining adjustment is recognised in the income statement. In the case of closed sites, changes to estimated costs are recognised immediately in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation and financial charges. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved. Factors influencing those changes include:

•	revisions to estimated reserves, resources and lives of operations

•	developments in technology

•	regulatory requirements and environmental management strategies

•	changes in the estimated extent and costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates

•	movements in interest rates affecting the discount rate applied

Financial instruments

All financial assets are initially recognised at the fair value of consideration paid. Subsequently, financial assets are carried at fair value or amortised cost less impairment. Where non-derivative financial assets are

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

carried at fair value, gains and losses on remeasurement are recognised directly in equity unless the financial assets have been designated as being held at fair value through profit or loss, in which case the gains and losses are recognised directly in the income statement. Financial assets are designated as being held at fair value through profit or loss when this is necessary to reduce measurement inconsistencies for related assets and liabilities. All financial liabilities other than derivatives are initially recognised at fair value of consideration received net of transaction costs as appropriate (initial cost) and subsequently carried at amortised cost.

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

Forward exchange contracts held for hedging purposes are generally accounted for as cash flow hedges. Interest rate swaps held for hedging purposes are generally accounted for as fair value hedges. Derivatives embedded within other contractual arrangements and the majority of commodity-based transactions executed through derivative contracts do not qualify for hedge accounting.

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

Estimating the quantity and/or grade of reserves requires the size, shape and depth of orebodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements to interpret the data.

The Group determines and reports ore reserves in Australia and the UK under the principles incorporated in the Australasian Code for Reporting Exploration Results of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions when reporting reserves. As a result, management will form a view of forecast sales prices, based on current and long-term historical average price trends. For example, if current prices remain above long-term historical averages for

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

an extended period of time, management may assume that lower prices will prevail in the future and as a result, those lower prices are used to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Reserve reporting requirements for SEC (United States of America) filings are specified in Industry Guide 7, which requires economic assumptions to be based on current economic conditions (which may differ from assumptions based on reasonable investment assumptions). Accordingly, for SEC filings, we test our reserve estimates derived under JORC against assumed ‘current economic conditions’. ‘Current economic conditions’ are based on the three-year historical average contract prices for commodities, such as iron ore and coal, and the three-year historical average for commodities that are traded on the London Metal Exchange, such as copper and nickel. However, we only report a different reserve in the US if, based on the US SEC pricing assumptions test, the reserve will be lower than that reported under JORC in Australia and the UK.

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

Property, plant and equipment—recoverable amount

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

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves (see ‘Reserve estimates’ above), operating costs, closure and rehabilitation costs and future capital expenditure. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Defined benefit pension schemes

The accounting policy for defined benefit pension schemes requires management to make judgements as to the nature of benefits provided by each scheme and thereby determine the classification of each scheme. For defined benefit schemes, management is required to make annual estimates and assumptions about future returns on classes of scheme assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining periods of service of employees. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries. Where actual experience differs to these estimates, actuarial gains and losses are recognised directly in equity. Refer to note 31 for details of the key assumptions.

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

Rounding of amounts

Amounts in these financial statements have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to present them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial statements:

	Average year ended 30 June 2009	Average year ended 30 June 2008	Average year ended 30 June 2007	As at 30 June 2009	As at 30 June 2008	As at 30 June 2007
Australian dollar (a)	0.75	0.90	0.79	0.81	0.96	0.85
Brazilian real	2.08	1.78	2.10	1.95	1.60	1.93
Canadian dollar	1.16	1.01	1.13	1.16	1.01	1.06
Chilean peso	582	489	534	530	522	528
Colombian peso	2,205	1,935	2,247	2,159	1,899	1,960
South African rand	9.01	7.29	7.20	7.82	7.91	7.08
Euro	0.73	0.68	0.77	0.71	0.63	0.74
UK pound sterling	0.63	0.50	0.52	0.60	0.50	0.50

(a)	Displayed as US$ to A$1 based on common convention.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

2    Business and geographical segments

Business segments

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market:

Customer Sector Group	Principal activities
Petroleum	Exploration, development and production of oil and gas

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining of thermal (energy) coal

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2009
Revenue
Group production	6,924	3,219	6,616	896	2,202	9,815	2,473	7,988	3,830	—	43,963
Third party products	192	932	488	—	112	132	63	18	2,694	1,467	6,098
Rendering of services	6	—	—	—	—	61	—	81	—	2	150
Inter-segment revenue	89	—	1	—	41	40	—	—	—	(171)	—

Segment revenue (a)	7,211	4,151	7,105	896	2,355	10,048	2,536	8,087	6,524	1,298	50,211

Segment result	4,085	(121)	997	75	(5,186)	6,229	1,349	4,625	1,460	(1,353)	12,160

Net finance costs											(543)
Income tax expense											(4,784)
Royalty related taxation											(495)

Profit after taxation											6,338

Adjusted EBITDA	5,428	311	1,915	372	(456)	6,520	1,399	4,961	1,722	(396)	21,776
Other significant non-cash items	28	123	(64)	(2)	(317)	111	(2)	(28)	(46)	(908)	(1,105)

EBITDA (b)	5,456	434	1,851	370	(773)	6,631	1,397	4,933	1,676	(1,304)	20,671
Depreciation and amortisation	(1,288)	(298)	(663)	(222)	(439)	(384)	(48)	(277)	(210)	(42)	(3,871)
Impairment (losses)/reversals recognised	(83)	(257)	(191)	(73)	(3,974)	(18)	—	(31)	(6)	(7)	(4,640)

Profit from operations	4,085	(121)	997	75	(5,186)	6,229	1,349	4,625	1,460	(1,353)	12,160

Profit from group production	4,081	(111)	1,031	75	(5,237)	6,022	1,358	4,618	1,174	(1,354)	11,657
Profit from third party products	4	(10)	(34)	—	51	207	(9)	7	286	1	503

Capital expenditure	1,905	863	1,018	112	685	1,922	279	1,562	876	114	9,336

Segment assets	12,444	7,575	14,812	2,073	4,767	8,735	1,454	4,929	4,555	17,426	78,770

Segment liabilities	3,388	1,242	2,995	292	1,482	1,501	571	1,249	2,004	23,335	38,059

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2008
Revenue
Group production	7,997	4,675	13,231	969	5,040	9,246	2,844	3,818	3,921	—	51,741
Third party products	254	1,071	1,543	—	48	108	68	61	2,639	1,763	7,555
Rendering of services	10	—	—	—	—	63	—	62	—	42	177
Inter-segment revenue	121	—	—	—	—	38	—	—	—	(159)	—

Segment revenue (a)	8,382	5,746	14,774	969	5,088	9,455	2,912	3,941	6,560	1,646	59,473

Segment result	5,485	1,465	7,890	189	1,237	4,631	1,644	937	1,057	(390)	24,145

Net finance costs											(662)
Income tax expense											(6,798)
Royalty related taxation											(723)

Profit after taxation											15,962

Adjusted EBITDA	6,651	1,774	8,557	367	1,743	5,086	1,694	1,236	1,306	(214)	28,200
Other significant non-cash items	2	1	100	(3)	(4)	(124)	(2)	(27)	20	(132)	(169)

EBITDA (b)	6,653	1,775	8,657	364	1,739	4,962	1,692	1,209	1,326	(346)	28,031
Depreciation and amortisation	(1,113)	(309)	(658)	(142)	(450)	(331)	(48)	(272)	(241)	(48)	(3,612)
Impairment (losses)/reversals recognised	(55)	(1)	(109)	(33)	(52)	—	—	—	(28)	4	(274)

Profit from operations	5,485	1,465	7,890	189	1,237	4,631	1,644	937	1,057	(390)	24,145

Profit from group production	5,483	1,445	8,091	189	1,237	4,748	1,644	941	1,146	(395)	24,529
Profit from third party products	2	20	(201)	—	—	(117)	—	(4)	(89)	5	(384)

Capital expenditure	2,116	556	989	123	1,191	1,832	155	500	438	29	7,929

Segment assets	11,874	7,672	15,356	1,964	8,477	8,656	1,688	3,916	5,173	11,232	76,008

Segment liabilities	2,980	1,308	4,197	270	1,202	1,862	534	1,269	3,174	20,169	36,965

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2007
Revenue
Group production	4,846	4,564	10,756	893	6,800	5,421	1,149	3,712	2,980	14	41,135
Third party products	177	1,315	1,879	—	101	29	95	10	1,595	1,001	6,202
Rendering of services	7	—	—	—	—	55	—	41	1	32	136
Inter-segment revenue	111	—	—	—	—	19	—	6	—	(136)	—

Segment revenue (a)	5,141	5,879	12,635	893	6,901	5,524	1,244	3,769	4,576	911	47,473

Segment result	3,010	1,856	6,875	197	3,675	2,728	253	1,247	305	(422)	19,724

Net finance costs											(512)
Income tax expense											(5,305)
Royalty related taxation											(411)

Profit after taxation											13,496

Adjusted EBITDA	3,789	2,111	7,309	317	3,946	2,972	294	1,510	761	(313)	22,696
Other significant non-cash items	(3)	28	139	(2)	4	(24)	(1)	(3)	10	(61)	87

EBITDA (b)	3,786	2,139	7,448	315	3,950	2,948	293	1,507	771	(374)	22,783
Depreciation and amortisation	(694)	(268)	(565)	(118)	(275)	(220)	(40)	(238)	(290)	(46)	(2,754)
Impairment (losses)/reversals recognised	(82)	(15)	(8)	—	—	—	—	(22)	(176)	(2)	(305)

Profit from operations	3,010	1,856	6,875	197	3,675	2,728	253	1,247	305	(422)	19,724

Profit from group production	3,010	1,830	6,963	197	3,675	2,729	251	1,246	175	(426)	19,650
Profit from third party products	—	26	(88)	—	—	(1)	2	1	130	4	74

Capital expenditure	1,703	369	868	164	1,509	1,517	72	557	316	41	7,116

Segment assets	9,554	7,184	14,459	1,979	7,745	5,467	971	3,083	4,122	6,840	61,404

Segment liabilities	2,504	1,006	3,505	220	1,150	1,211	381	910	2,276	18,323	31,486

(a)	Revenue that is not reported in business segments principally includes sales of freight and fuel to third parties. Sales of fuel were previously reported as part of Petroleum. This change better reflects management responsibilities for these activities. Comparatives have been restated for all periods presented. The change in presentation results in revenues of US$994 million for the year ended 30 June 2009 (2008: US$1,165 million; 2007: US$744 million), being reported in Group and unallocated rather than Petroleum. The impact on profit from operations for Petroleum was immaterial.

(b)	EBITDA is profit from operations, before depreciation, amortisation and impairments.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Geographical segments

	Segment revenue by location of customer
	2009	2008	2007
	US$M	US$M	US$M
Australia	4,621	5,841	4,334
China	9,873	11,670	9,292
Europe	10,806	14,349	12,485
Japan	7,138	6,885	5,337
North America	4,020	4,771	3,205
Other Asia	9,280	10,111	8,045
South America	1,652	2,640	1,966
Southern Africa	1,374	2,003	1,748
Rest of World	1,447	1,203	1,061

BHP Billiton Group	50,211	59,473	47,473

	Segment assets by location of assets
	2009	2008	2007
	US$M	US$M	US$M
Australia	31,902	31,618	26,883
Europe	3,241	7,908	3,959
North America	8,507	8,388	7,005
South America	11,977	12,181	10,944
Southern Africa	5,430	5,079	5,268
Rest of World	1,323	1,489	1,255
Unallocated assets	16,390	9,345	6,090

BHP Billiton Group	78,770	76,008	61,404

	Segment capital expenditure
	2009	2008	2007
	US$M	US$M	US$M
Australia	6,215	4,961	4,319
North America	903	1,144	1,168
South America	1,210	1,374	1,282
Southern Africa	738	323	224
Rest of World	270	127	123

BHP Billiton Group	9,336	7,929	7,116

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

3    Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial statements. Such items included within the Group profit for the year are detailed below.

Year ended 30 June 2009	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,615)	1,076	(2,539)
Announced sale of Yabulu refinery	(510)	(175)	(685)
Withdrawal or sale of other operations	(665)	(23)	(688)
Deferral of projects and restructuring of operations	(306)	86	(220)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	93	(357)

	(6,054)	1,209	(4,845)

Exceptional items by Customer Sector Group
Aluminium	(313)	14	(299)
Base Metals	(295)	(14)	(309)
Diamonds and Specialty Products	(70)	—	(70)
Stainless Steel Materials	(4,332)	964	(3,368)
Metallurgical Coal	(86)	—	(86)
Group and unallocated	(958)	245	(713)

	(6,054)	1,209	(4,845)

Suspension of Ravensthorpe nickel operations:

On 21 January 2009, the Group announced the suspension of operations at Ravensthorpe nickel operations (Australia) and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, an impairment charge and increased provisions for contract cancellation, redundancy and other closure costs of US$3,615 million (US$1,076 million tax benefit) were recognised. This exceptional item does not include the loss from operations of Ravensthorpe nickel operations of US$173 million.

Announced sale of Yabulu refinery:

On 3 July 2009, the Group announced the sale of the Yabulu operations. As a result, impairment charges of US$510 million (US$ nil tax benefit) were recognised in addition to those recognised on suspension of the Ravensthorpe nickel operations. As a result of the sale, deferred tax assets of US$175 million are no longer expected to be realised by the Group and were recognised as a charge to income tax expense. The remaining assets and liabilities of the Yabulu operations have been classified as held for sale as at 30 June 2009.

Withdrawal or sale of other operations:

As part of the Group’s regular review of the long-term viability of operations, a total charge of US$665 million (US$23 million tax expense) was recognised primarily in relation to the decisions to cease development of the Maruwai Haju trial mine (Indonesia), sell the Suriname operations, suspend copper sulphide mining operations at Pinto Valley (US) and cease the pre-feasibility study at Corridor Sands (Mozambique). The remaining assets and liabilities of the Suriname operations have been classified as held for sale as at 30 June 2009.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Deferral of projects and restructuring of operations:

As part of the Group’s regular review of the long-term viability of continuing operations, a total charge of US$306 million (US$86 million tax benefit) was recognised primarily in relation to the deferral of expansions at the Nickel West operations (Australia), deferral of the Guinea Alumina project (Guinea) and the restructuring of the Bayside Aluminium Casthouse operations (South Africa).

Newcastle steelworks rehabilitation:

The Group recognised a charge of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to changes in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in estimated treatment costs.

Lapsed offers for Rio Tinto:

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The Group incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$31 million tax benefit), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$294 million cost, US$62 million tax benefit) in progressing this matter over the 18 months up to the lapsing of the offers, which have been expensed in year ended 30 June 2009.

Exceptional items are classified by nature of expense as follows:

Year ended 30 June 2009	Impairments of property, plant and equipment (a)	Closure and rehabilitation provisions	Contract cancellation, redundancy and other closure costs	Inventory impairments	Rio Tinto offer costs	Gross
	US$M	US$M	US$M	US$M	US$M	US$M
Suspension of Ravensthorpe nickel operations	(3,260)	—	(228)	(127)	—	(3,615)
Announced sale of Yabulu refinery	(510)	—	—	—	—	(510)
Withdrawal or sale of other operations	(463)	(34)	(137)	(31)	—	(665)
Deferral of projects and restructuring of operations	(217)	—	(80)	(9)	—	(306)
Newcastle steelworks rehabilitation	—	(508)	—	—	—	(508)
Lapsed offers for Rio Tinto	—	—	—	—	(450)	(450)

	(4,450)	(542)	(445)	(167)	(450)	(6,054)

(a)	Impairments recorded in respect of Ravensthorpe nickel operations have been calculated by reference to fair value less costs to sell, based on an internal valuation. Impairments recorded in respect of Yabulu refinery have been calculated with respect to the sale proceeds expected to be received.

Assets held for sale:

The remaining assets and liabilities of Yabulu and Suriname are classified as current assets held for sale of US$213 million (comprising inventory of US$131 million, property, plant and equipment of US$55 million and

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

other working capital assets of US$27 million), and as current liabilities held for sale of US$363 million (comprising closure and rehabilitation provisions of US$260 million and working capital liabilities US$103 million) and have been classified as held for sale at 30 June 2009.

Year ended 30 June 2008	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	(137)	159	22

	(137)	159	22

Exceptional items by Customer Sector Group
Base Metals	(99)	(34)	(133)
Stainless Steel Materials	(38)	(4)	(42)
Group and unallocated	—	197	197

	(137)	159	22

Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill:

Tax losses incurred by WMC Resources Ltd (WMC) were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Taxation Office. The ruling has now been issued confirming the availability of those losses. This has resulted in the recognition of a deferred tax asset (US$197 million) and consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current exchange rates. As a further consequence, the Group has recognised an expense for a corresponding reduction in goodwill measured at the exchange rate at the date of acquisition.

Year ended 30 June 2007	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Impairment of South African coal operations	(176)	34	(142)
Newcastle steelworks rehabilitation	(167)	50	(117)

	(343)	84	(259)

Exceptional items by Customer Sector Group
Energy Coal	(176)	34	(142)
Group and unallocated	(167)	50	(117)

	(343)	84	(259)

Impairment of South African coal operations:

As part of the Group’s regular review of assets whose value may be impaired, a charge of US$176 million (US$34 million tax benefit) was recorded in 2007 in relation to coal operations in South Africa.

Newcastle steelworks rehabilitation:

The Group recognised a charge against profits of US$167 million (US$50 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to changes in the estimated volume of sediment in the Hunter River requiring remediation and treatment and increases in estimated treatment costs.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

4    Other income

	2009	2008	2007
	US$M	US$M	US$M
Dividend income	33	53	43
Royalties	11	18	6
Gains/(losses) on sale of property, plant and equipment	48	64	(21)
Gains/(losses) on sale of investments	8	(1)	60
(Losses)/gains on sale of operations	(18)	66	62
Commission income	106	100	67
Insurance recoveries	88	38	94
Other income	313	310	310

Total other income	589	648	621

5    Expenses

	2009	2008	2007
	US$M	US$M	US$M
Changes in inventories of finished goods and work in progress	(11)	(750)	(489)
Raw materials and consumables used	6,227	7,529	6,857
Employee benefits expense	4,147	4,271	3,451
External services (including transportation)	9,725	8,947	6,222
Third party commodity purchases	5,785	7,820	6,169
Net foreign exchange (gains)/losses	(324)	243	233
Research and development costs before crediting related grants	156	244	169
Fair value change on derivatives (a)	(560)	433	33
Impairment of available for sale financial assets	71	—	—
Government royalties paid and payable	1,905	1,369	1,030
Depreciation and amortisation expense	3,871	3,612	2,754
Exploration and evaluation expenditure incurred and expensed in the current period	1,009	859	539
Exploration and evaluation expenditure previously capitalised, written off as unsuccessful or abandoned (b)	96	47	82
Impairment of property, plant and equipment (b)	4,439	90	183
Impairment of goodwill and other intangible assets	34	—	45
Reversal of previously impaired other intangible assets	—	—	(5)
Reduction of previously recognised goodwill	—	137	—
Operating lease rentals	409	451	501
All other operating expenses	1,661	674	596

Total expenses	38,640	35,976	28,370

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

	2009	2008	2007
	US$M	US$M	US$M
Aggregate employee benefits expense
Wages, salaries and redundancies	3,877	3,949	3,177
Employee share awards (c)	164	138	89
Social security costs	15	14	13
Pensions and post-retirement medical benefit costs—refer to note 31	289	259	236

	4,345	4,360	3,515

Less payroll expenses classified as exploration and evaluation expenditure above	198	89	64

Employee benefits expense	4,147	4,271	3,451

(a)	Fair value change on derivatives includes realised losses of US$219 million (2008: US$207 million realised gains; 2007: US$136 million realised gains) and unrealised gains of US$779 million (2008: US$640 million unrealised losses; 2007: US$169 million unrealised losses).

(b)	Includes exceptional items of US$4,450 million. Refer to note 3.

(c)	Employee share awards expense is US$163.820 million (2008: US$137.935 million; 2007: US$88.917 million).

6    Net finance costs

	2009	2008	2007
	US$M	US$M	US$M
Financial expenses
Interest on bank loans and overdrafts (a)	47	52	62
Interest on all other borrowings (a)	527	670	613
Finance lease and hire purchase interest	15	14	5
Dividends on redeemable preference shares	1	1	1
Discounting on provisions and other liabilities	315	310	255
Discounting on pension and medical benefit entitlements	132	138	127
Interest capitalised (b)	(149)	(204)	(353)
Fair value change on hedged loans	390	259	(24)
Fair value change on hedging derivatives	(377)	(257)	51
Exchange variations on net debt	(49)	(28)	39

	852	955	776

Financial income
Interest income (c)	(198)	(168)	(155)
Expected return on pension scheme assets	(111)	(125)	(109)

	(309)	(293)	(264)

Net finance costs	543	662	512

(a)	Includes interest expense on financial liabilities carried at amortised cost of US$239 million (2008: US$124 million; 2007: US$126 million).

(b)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

average interest rate on such borrowings. For the year ended 30 June 2009, the general capitalisation rate was 4.25 per cent (2008: 5.0 per cent; 2007: 5.7 per cent).

(c)	Includes interest income on financial assets carried at amortised cost of US$198 million (2008: US$168 million; 2007: US$155 million).

7    Income tax and deferred tax

	2009	2008	2007
	US$M	US$M	US$M
Total taxation expense comprises:
Current tax expense	6,078	7,103	6,435
Deferred tax expense	(799)	418	(719)

	5,279	7,521	5,716

Total taxation expense attributed to geographical jurisdiction:
UK taxation	319	217	85
Australian taxation	3,158	3,397	2,768
Overseas taxation	1,802	3,907	2,863

	5,279	7,521	5,716

	2009		2008		2007
	%	US$M	%	US$M	%	US$M
Factors affecting income tax expense for the period
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation		11,617		23,483		19,212

Tax on profit at standard rate of 30 per cent	30.0	3,485	30.0	7,045	30.0	5,764

Investment and development allowance	(1.2)	(142)	(1.6)	(386)	(1.7)	(321)
Amounts under/(over) provided in prior years	0.1	16	(0.3)	(61)	0.2	28
Derecognition/(initial recognition) of tax assets	2.5	290	(0.8)	(183)	(1.5)	(290)
Non-deductible depreciation, amortisation and exploration expenditure	0.7	91	0.6	147	0.3	58
Tax rate differential on foreign income	(0.2)	(26)	0.7	166	0.7	142
Tax on remitted and unremitted foreign earnings	1.7	196	0.7	158	0.6	121
Non tax-effected operating losses and capital gains	2.9	338	0.2	54	0.4	71
Exchange variations and other translation adjustments	3.8	444	(1.0)	(229)	(2.1)	(395)
Tax rate changes	—	—	—	(9)	0.3	47
Other	0.8	92	0.4	96	0.5	80

Income tax expense	41.1	4,784	28.9	6,798	27.7	5,305

Royalty related taxation (net of income tax benefits)	4.3	495	3.1	723	2.1	411

Total taxation expense	45.4	5,279	32.0	7,521	29.8	5,716

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

The movement for the year in the Group’s net deferred tax position was as follows:

	2009	2008	2007
	US$M	US$M	US$M
Net deferred tax asset/(liability)
At the beginning of the financial year	370	572	(147)
Income tax credit/(charge) recorded in the income statement	799	(427)	764
Effect of change in tax rates recorded in the income statement	—	9	(45)
Income tax (charge)/credit recorded directly in equity (a)	(297)	234	55
Acquisitions and disposals of subsidiaries and operations	6	—	29
Transfers from assets and liabilities held for sale	—	—	(93)
Exchange variations and other movements	(6)	(18)	9

At the end of the financial year	872	370	572

(a)	The amounts charged directly to the SORIE include deferred tax relating to actuarial gains/losses on pension and medical plans, fair value gains/losses on effective cash flow hedges and available for sale investments, and charges arising from employee share awards.

The composition of the Group’s net deferred tax asset and liability recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2009	2008	2009	2008	2009	2008	2007
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation	(156)	(617)	2,451	1,326	692	98	(50)
Exploration expenditure	446	360	(12)	(4)	(95)	(26)	(105)
Employee benefits	210	179	(284)	(319)	39	(66)	11
Closure and rehabilitation	448	540	(964)	(762)	(128)	(113)	(409)
Resource rent tax	21	19	281	548	(256)	291	12
Other provisions	108	80	(83)	(73)	(28)	(115)	(15)
Deferred income	(2)	3	(62)	227	(293)	298	138
Deferred charges	(53)	(85)	415	403	47	209	(88)
Investments, including foreign tax credits	1,425	1,465	527	865	(179)	(75)	(8)
Foreign exchange gains and losses	(124)	(55)	518	904	(316)	332	401
Non tax-depreciable fair value adjustments, revaluations and mineral rights	(24)	(57)	345	208	119	(54)	(360)
Tax-effected losses	1,510	1,082	(5)	(197)	(378)	(21)	(159)
Other	101	572	(89)	(10)	(23)	(340)	(87)

Total	3,910	3,486	3,038	3,116	(799)	418	(719)

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

	2009	2008
	US$M	US$M
Unrecognised deferred tax assets:
Tax losses and tax credits	784	493
Investments in subsidiaries and jointly controlled entities	379	379
Other deductible temporary differences	2,143	2,021

Total unrecognised deferred tax assets	3,306	2,893

Unrecognised deferred tax liabilities:
Investments in subsidiaries and jointly controlled entities	1,421	1,873

Total unrecognised deferred tax liabilities	1,421	1,873

Tax losses

At 30 June 2009, the Group had income and capital tax losses with a tax benefit of US$552 million (2008: US$407 million) which are not recognised as deferred tax assets. The Group recognises the benefit of tax losses only to the extent of anticipated future taxable income or gains in relevant jurisdictions. The gross amount of tax losses carried forward that have not been tax effected expire as follows:

Year of expiry	Australia	UK	Foreign	Total losses
	US$M	US$M	US$M	US$M
Income tax losses
Not later than one year	—	—	74	74
Later than one year and not later than two years	—	—	17	17
Later than two years and not later than five years	—	—	22	22
Later than five years and not later than ten years	—	—	145	145
Later than ten years and not later than twenty years	—	—	266	266
Unlimited	—	278	78	356

	—	278	602	880

Capital tax losses
Unlimited	941	2	3	946

Gross amount of tax losses not recognised	941	280	605	1,826

Tax effect of total losses not recognised	282	78	192	552

Tax credits

At 30 June 2009, the Group had US$232 million of tax credits that have not been recognised (2008: US$86 million).

Deductible temporary differences

At 30 June 2009, the Group had deductible temporary differences for which deferred tax assets of US$2,522 million (2008: US$2,400 million) have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Temporary differences associated with investments in subsidiaries and jointly controlled entities

At 30 June 2009, deferred tax liabilities of US$1,421 million (2008: US$1,873 million) associated with undistributed earnings of subsidiaries and jointly controlled entities have not been recognised because while the Group is able to control the timing of the reversal of the temporary differences, it is not probable that such differences will reverse in the foreseeable future.

Other factors affecting taxation

The Australian Taxation Office (ATO) issued amended assessments during the period from 2005 to 2008 denying bad debt deductions arising from the investments in Hartley, Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. The Company lodged objections against all the amended assessments, which related to the financial years 1999 to 2006.

The Boodarie Iron and Beenup bad debt disallowance matters and the Boodarie Iron capital allowance matter were heard concurrently in the Federal Court in January 2009. BHP Billiton was successful on all counts. The ATO has appealed and the matter will proceed to the Full Federal Court.

The amount in dispute at 30 June 2009 for the bad debts disallowance is approximately US$1,167 million (net of tax), being primary tax of US$560 million and US$607 million of interest and penalties (after tax). The amount in dispute at 30 June 2009 for the denial of capital allowance deductions is approximately US$641 million, being primary tax of US$314 million and US$327 million of interest and penalties (after tax). An amount of US$679 million in respect of both disputed amounts has been paid pursuant to ATO disputed assessments guidelines, which require that taxpayers generally must pay half of the tax in dispute to defer recovery proceedings. The amounts paid have been recognised as a reduction of the Group’s net deferred tax liabilities. In the event that BHP Billiton is ultimately successful in challenging the assessments, any sums paid will be refundable with interest.

8    Earnings per share

	2009	2008	2007
Basic earnings per ordinary share (US cents)	105.6	275.3	229.5
Diluted earnings per ordinary share (US cents)	105.4	274.8	228.9
Basic earnings per American Depositary Share (ADS) (US cents) (a)	211.2	550.6	459.0
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	210.8	549.6	457.8
Basic earnings (US$M)	5,877	15,390	13,416
Diluted earnings (US$M) (b)	5,899	15,402	13,430

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2009	2008	2007
	Million	Million	Million
Basic earnings per ordinary share denominator	5,565	5,590	5,846
Shares and options contingently issuable under employee share ownership plans (c)	33	15	20

Diluted earnings per ordinary share denominator (d)	5,598	5,605	5,866

(a)	Each American Depository Share (ADS) represents two ordinary shares.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$22 million (2008: US$12 million; 2007: US$14 million) that would not be made if potential ordinary shares were converted to fully paid.

(c)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Billiton Limited and BHP Billiton Plc outstanding during the period after deduction of the number of shares held by the Billiton share repurchase scheme, the Billiton Employee Share Ownership Plan Trust and the BHP Bonus Equity Plan Trust, and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are shares contingently issuable under Employee Share Ownership Plans.

(d)	Diluted earnings per share calculation excludes 320,094 of options (2008: nil; 2007: nil) which are considered antidilutive.

9    Dividends

	2009	2008	2007
	US$M	US$M	US$M
Dividends paid during the period
BHP Billiton Limited	2,754	1,881	1,346
BHP Billiton Plc—Ordinary shares	1,809	1,252	923
—Preference shares (a)	—	—	—

	4,563	3,133	2,269

Dividends declared in respect of the period
BHP Billiton Limited	2,754	2,351	1,605
BHP Billiton Plc—Ordinary shares	1,809	1,545	1,097
—Preference shares (a)	—	—	—

	4,563	3,896	2,702

	2009	2008	2007
	US cents	US cents	US cents
Dividends paid during the period (per share)
Prior year final dividend	41.0	27.0	18.5
Interim dividend	41.0	29.0	20.0

	82.0	56.0	38.5

Dividends declared in respect of the period (per share)
Interim dividend	41.0	29.0	20.0
Final dividend	41.0	41.0	27.0

	82.0	70.0	47.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 12 August 2009, BHP Billiton declared a final dividend of 41.0 US cents per share (US$2,281 million), which will be paid on 25 September 2009 (2008: 41.0 US cents per share—US$2,282 million; 2007: 27.0 US cents per share—US$1,528 million).

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2009	2008	2007
	US$M	US$M	US$M
Franking credits as at 30 June	2,506	1,623	144
Franking credits arising from the payment of current tax payable	1,265	818	923

Total franking credits available (b)	3,771	2,441	1,067

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (2008: 5.5 per cent; 2007: 5.5 per cent).

(b)	The payment of the final 2009 dividend declared after 30 June 2009 will reduce the franking account balance by US$590 million.

10    Trade and other receivables

	2009	2008
	US$M	US$M
Current
Trade receivables	3,881	8,050
Provision for doubtful debts	(176)	(49)

Total trade receivables	3,705	8,001

Employee Share Plan loans (a)	4	3
Other receivables	1,444	1,797

Total current receivables	5,153	9,801

Non-current
Employee Share Plan loans (a)	24	40
Other receivables	738	680

Total non-current receivables	762	720

	2009	2008
	US$M	US$M
Movement in provision for doubtful debts
At the beginning of the financial year	49	10
Charge/(credit) for the year:
Underlying charge in the income statement	189	41
Released to the income statement	(1)	(2)
Utilised	(61)	—

At the end of the financial year	176	49

(a)	Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are full recourse and are available to fund the purchase of such shares for a period of up to 20 years, repayable by application of dividends or an equivalent amount. Refer to note 34.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

11    Other financial assets

	2009	2008
	US$M	US$M
Current
At fair value
Cross currency and interest rate swaps	79	506
Forward exchange contracts	13	39
Commodity contracts	657	1,501
Other derivative contracts	14	1

	763	2,047
At amortised cost
Other	—	7

Total current other financial assets	763	2,054

Non-current
At fair value
Cross currency and interest rate swaps	690	443
Forward exchange contracts	—	10
Commodity contracts	121	413
Other derivative contracts	283	47
Shares—fair value through profit or loss	35	37
Shares—available for sale	321	332
Other investments—available for sale (a)	93	166

Total non-current other financial assets	1,543	1,448

(a)	Includes investments held by Ingwe, Rio Algom, Samancor and Selbaie environmental trust funds. The future realisation of these investments is intended to fund environmental obligations relating to the closure of the South African coal operations, Rio Algom’s, Samancor’s and Selbaie’s mines, and consequently these investments, while under the Group’s control, are not available for the general purposes of the Group. Any income from these investments is reinvested or applied to meet these obligations. The Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under non-current provisions. Refer to note 18.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

12    Inventories

		2009	2008
		US$M	US$M
Current
Raw materials and consumables	—at net realisable value (a)	1	16
	—at cost	1,402	1,433

		1,403	1,449

Work in progress	—at net realisable value (a)	23	5
	—at cost	1,847	1,617

		1,870	1,622

Finished goods	—at net realisable value (a)	66	1
	—at cost	1,482	1,899

		1,548	1,900

Total current inventories		4,821	4,971

Non-current
Raw materials and consumables	—at cost	54	55
Work in progress	—at cost	141	171
Finished goods	—at cost	5	6

Total non-current inventories		200	232

(a)	US$219 million of inventory write-downs were recognised during the year (2008: US$24 million; 2007: US$16 million). Inventory write-downs of US$1 million made in previous periods were reversed during the year (2008: US$7 million; 2007: US$21 million).

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

13    Property, plant and equipment

Year ended 30 June 2009	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	5,114	44,293	13,069	6,703	1,253	70,432
Additions	103	521	1,457	7,717	231	10,029
Acquisitions of subsidiaries and operations	—	—	286	—	—	286
Disposals	(55)	(296)	(36)	(2)	(64)	(453)
Disposals of subsidiaries and operations	(8)	(2)	(27)	—	—	(37)
Transfer to assets held for sale	(131)	(1,708)	(5)	(90)	—	(1,934)
Exchange variations taken to reserves	(10)	(565)	(87)	—	—	(662)
Transfers and other movements	695	5,290	155	(6,030)	24	134

At the end of the financial year	5,708	47,533	14,812	8,298	1,444	77,795

Accumulated depreciation
At the beginning of the financial year	1,659	17,678	3,547	3	213	23,100
Charge for the year	245	3,022	522	—	63	3,852
Impairments for the year	392	3,847	200	—	96	4,535
Disposals	(19)	(255)	(35)	—	(28)	(337)
Disposals of subsidiaries and operations	—	(2)	—	—	—	(2)
Transfer to assets held for sale	(110)	(1,764)	(5)	—	—	(1,879)
Exchange variations taken to reserves	(8)	(480)	(77)	—	—	(565)
Transfers and other movements	9	95	(39)	(3)	(3)	59

At the end of the financial year	2,168	22,141	4,113	—	341	28,763

Net book value at 30 June 2009	3,540	25,392	10,699	8,298	1,103	49,032

Year ended 30 June 2008	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	4,356	37,669	12,842	9,713	824	65,404
Additions	80	925	445	7,180	519	9,149
Acquisitions of subsidiaries and operations	—	—	30	—	—	30
Disposals	(100)	(3,060)	(667)	(5)	(16)	(3,848)
Disposals of subsidiaries and operations	(92)	(596)	(37)	—	—	(725)
Exchange variations taken to reserves	20	579	(2)	—	—	597
Transfers and other movements	850	8,776	458	(10,185)	(74)	(175)

At the end of the financial year	5,114	44,293	13,069	6,703	1,253	70,432

Accumulated depreciation
At the beginning of the financial year	1,535	17,758	3,706	4	140	23,143
Charge for the year	234	2,812	500	—	39	3,585
Impairments for the year	4	53	33	—	47	137
Disposals	(82)	(3,027)	(667)	—	(15)	(3,791)
Disposals of subsidiaries and operations	(63)	(406)	(33)	—	—	(502)
Exchange variations taken to reserves	20	558	3	—	—	581
Transfers and other movements	11	(70)	5	(1)	2	(53)

At the end of the financial year	1,659	17,678	3,547	3	213	23,100

Net book value at 30 June 2008	3,455	26,615	9,522	6,700	1,040	47,332

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

14    Intangible assets

	2009			2008
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	442	418	860	600	355	955
Additions	—	141	141	24	53	77
Disposals	—	(22)	(22)	(45)	(22)	(67)
Exchange variation taken to reserves	—	(3)	(3)	—	—	—
Transfer to assets held for sale	(27)	—	(27)	—	—	—
Transfers and other movements	(17)	(108)	(125)	(137)	32	(105)

At the end of the financial year	398	426	824	442	418	860

Accumulated amortisation and impairments
At the beginning of the financial year	—	235	235	45	197	242
Disposals	—	(16)	(16)	(45)	(7)	(52)
Charge for the year	—	19	19	—	27	27
Impairments for the year	27	7	34	—	—	—
Exchange variation taken to reserves	—	(2)	(2)	—	—	—
Transfer to assets held for sale	(27)	—	(27)	—	—	—
Transfers and other movements	—	(80)	(80)	—	18	18

At the end of the financial year	—	163	163	—	235	235

Total intangible assets (a)	398	263	661	442	183	625

(a)	The Group’s aggregate net book value of goodwill is US$398 million (2008: US$442 million), representing less than two per cent of net equity at 30 June 2009 (2008: less than two per cent). The goodwill is allocated across a number of cash generating units (CGUs) in different Customer Sector Groups, with no CGU or Customer Sector Group accounting for more than US$150 million of total goodwill.

15    Trade and other payables

	2009	2008
	US$M	US$M
Current
Trade creditors	3,760	4,612
Other creditors	1,859	2,162

Total current payables	5,619	6,774

Non-current
Other creditors	187	138

Total non-current payables	187	138

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

16    Interest bearing liabilities

	2009	2008
	US$M	US$M
Current
Unsecured bank loans	721	646
Notes and debentures	—	2,542
Secured bank loans	109	60
Finance leases	60	28
Unsecured other	202	121
Unsecured bank overdrafts and short-term borrowings	2	64

Total current interest bearing liabilities	1,094	3,461

Non-current
Unsecured bank loans	535	717
Notes and debentures	13,946	7,373
Secured bank loans	509	619
Commercial paper	—	200
Redeemable preference shares (a)	15	15
Finance leases	163	205
Unsecured other	157	105

Total non-current interest bearing liabilities	15,325	9,234

(a)	BHP Billiton Foreign Holdings Inc: Preferred stock

Series A preferred stock: 150 (2008: 150) shares issued at US$100,000 each fully paid preferred stock, cumulative, non-participating. The shares are redeemable at par at the option of BHP Billiton Foreign Holdings Inc after 3 August 2013 and at the option of the holder of the shares after 3 February 2016.

17    Other financial liabilities

	2009	2008
	US$M	US$M
Current
Forward exchange contracts	18	38
Commodity contracts	683	1,980
Other derivative contracts	4	70

Total current other financial liabilities	705	2,088

Non-current
Forward exchange contracts	—	9
Commodity contracts	111	1,113
Other derivative contracts	31	138

Total non-current other financial liabilities	142	1,260

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

18    Provisions

	2009	2008
	US$M	US$M
Current
Employee benefits (a)	990	1,112
Restructuring (b)	240	51
Closure and rehabilitation (c)	427	232
Post-retirement employee benefits (d)	10	5
Other	220	196

Total current provisions	1,887	1,596

Non-current
Employee benefits (a)	266	245
Restructuring (b)	69	73
Closure and rehabilitation (c)	5,729	5,128
Post-retirement employee benefits (d)	681	551
Other	287	254

Total non-current provisions	7,032	6,251

(a)	The expenditure associated with total employee benefits will occur in a manner consistent with when employees choose to exercise their entitlement to benefits.

(b)	Total restructuring provisions include provision for business terminations of US$276 million (2008: US$104 million).

(c)	Total closure and rehabilitation provisions include provision for closed sites of US$2,304 million (2008: US$1,218 million).

(d)	The provision for post-retirement employee benefits includes pension liabilities of US$376 million (2008: US$228 million) and post-retirement medical benefit liabilities of US$315 million (2008: US$328 million). Refer to note 31. The non-current provision includes non-executive Directors’ retirement benefits of US$2 million (2008: US$3 million).

	Employee benefits	Restructuring	Closure and rehabilitation	Post-retirement employee benefits	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M
At the beginning of the financial year	1,357	124	5,360	556	450	7,847
Amounts capitalised	—	—	315	—	—	315
Charge/(credit) for the year:
Underlying	820	320	640	58	208	2,046
Discounting	—	6	307	132	—	445
Expected return on pension scheme assets	—	—	—	(111)	—	(111)
Exchange variation	(114)	34	21	(17)	(54)	(130)
Released during the year	(26)	(1)	(15)	—	(26)	(68)
Actuarial loss taken to retained earnings	—	—	—	227	—	227
Exchange variation taken to reserves	(2)	(18)	(48)	(8)	—	(76)
Utilisation	(758)	(148)	(165)	(129)	(83)	(1,283)
Transferred to liabilities held for sale	(17)	(7)	(260)	(17)	(4)	(305)
Transfers and other movements	(4)	(1)	1	—	16	12

At the end of the financial year	1,256	309	6,156	691	507	8,919

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

19    Share capital

	BHP Billiton Limited			BHP Billiton Plc
	2009	2008	2007	2009	2008	2007
	US$M	US$M	US$M	US$M	US$M	US$M
Share capital
Balance at the beginning of the financial year	1,227	1,221	1,490	1,116	1,183	1,234
Exercise of Employee Share Plan Options	—	6	17	—	—	—
Shares bought back and cancelled (a)	—	—	(286)	—	(67)	(51)

Balance at the end of the financial year	1,227	1,227	1,221	1,116	1,116	1,183

Treasury shares
Balance at the beginning of the financial year	(1)	(2)	(2)	(513)	(1,455)	(416)
Purchase of shares by ESOP Trusts	(132)	(230)	(124)	(37)	(20)	(41)
Employee share awards exercised following vesting	132	231	124	26	29	53
Shares bought back (a)	—	—	—	—	(3,075)	(2,957)
Shares cancelled (a)	—	—	—	—	4,008	1,906

Balance at the end of the financial year	(1)	(1)	(2)	(524)	(513)	(1,455)

	BHP Billiton Limited			BHP Billiton Plc
	2009 Shares (b)	2008 Shares (b)	2007 Shares (b)	2009 Shares (b) (c)	2008 Shares (b) (c)	2007 Shares (b) (c)
Share capital issued
Ordinary shares fully paid	3,358,359,496	3,358,359,496	3,357,503,573	2,231,121,202	2,231,121,202	2,366,462,002
Comprising
—Shares held by the public	3,358,312,376	3,358,260,180	3,357,372,156	2,206,130,916	2,206,662,027	2,302,854,320
—Treasury shares	47,120	99,316	131,417	24,990,286	24,459,175	63,607,682
Ordinary shares paid to A$1.36	110,000	195,000	195,000
Special Voting Share of no par value (d)	1	1	1
5.5% Preference shares of £1 each (e)				50,000	50,000	50,000
Special Voting Share of US$0.50 par value (d)				1	1	1

	BHP Billiton Limited			BHP Billiton Plc
	2009 Shares	2008 Shares	2007 Shares	2009 Shares	2008 Shares	2007 Shares
Movement in shares held by the public
Opening number of shares	3,358,260,180	3,357,372,156	3,495,806,525	2,206,662,027	2,302,854,320	2,448,933,189
Shares issued on exercise of Employee Share Plan Options	—	855,923	2,652,195	—	—	—
Purchase of shares by ESOP Trusts	(5,274,136)	(6,550,854)	(5,873,734)	(1,447,706)	(589,802)	(2,100,000)
Employee share awards exercised following vesting	5,326,332	6,582,955	5,885,725	916,595	1,301,595	2,742,845
Shares bought back (a)	—	—	(141,098,555)	—	(96,904,086)	(146,721,714)

Closing number of shares (g)	3,358,312,376	3,358,260,180	3,357,372,156	2,206,130,916	2,206,662,027	2,302,854,320

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

	BHP Billiton Limited			BHP Billiton Plc
	2009 Shares	2008 Shares	2007 Shares	2009 Shares	2008 Shares	2007 Shares
Movement in treasury shares
Opening number of shares	99,316	131,417	143,408	24,459,175	63,607,682	19,213,813
Purchase of shares by ESOP Trusts	5,274,136	6,550,854	5,873,734	1,447,706	589,802	2,100,000
Employee share awards exercised following vesting	(5,326,332)	(6,582,955)	(5,885,725)	(916,595)	(1,301,595)	(2,742,845)
Shares bought back (a)	—	—	—	—	96,904,086	146,721,714
Shares cancelled (a)	—	—	—	—	(135,340,800)	(101,685,000)

Closing number of shares	47,120	99,316	131,417	24,990,286	24,459,175	63,607,682

	BHP Billiton Limited
	2009 Shares	2008 Shares	2007 Shares
Movement in shares partly paid to A$1.36
Opening number of shares	195,000	195,000	195,000
Partly paid shares converted to fully paid (h)	(85,000)	—	—

Closing number of shares (i)	110,000	195,000	195,000

(a)	On 23 August 2006, BHP Billiton announced a US$3 billion capital return to shareholders through an 18-month series of on-market share buy-backs. On 7 February 2007, a US$10 billion extension to this program was announced. As of that date, US$1,705 million of shares in BHP Billiton Plc had been repurchased under the August program, leaving US$1,295 million to be carried forward and added to the February 2007 program. All BHP Billiton Plc shares bought back are accounted for as Treasury shares within the share capital of BHP Billiton Plc. Details of the purchases are shown in the table below. Cost per share represents the average cost per share for BHP Billiton Plc shares and final cost per share for BHP Billiton Limited shares. Shares in BHP Billiton Plc purchased by BHP Billiton Limited have been cancelled, in accordance with the resolutions passed at the 2006 Annual General Meetings.

Year ended	Shares purchased	Number	Cost per share and discount		Total cost US$M	Purchased by:
						BHP Billiton Limited		BHP Billiton Plc
						Shares	US$M	Shares	US$M
30 June 2008	BHP Billiton Plc	96,904,086	£12.37 8.7 per cent	(i)	3,075	96,904,086	3,075	—	—
30 June 2007	BHP Billiton Plc	146,721,714	£10.31 8.1 per cent	(ii)	2,957	140,121,714	2,839	6,600,000	118
	BHP Billiton Limited	141,098,555	A$24.81 14.0 per cent	(iii)	2,845	141,098,555	2,845	—	—

(i)	Represents the discount to the average BHP Billiton Limited share price between 7 September 2006 and 14 December 2007.

(ii)	Represents the discount to the average BHP Billiton Limited share price between 7 September 2006 and 30 June 2007.

(iii)	Represents the discount to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

As at 30 June 2009, shares in BHP Billiton Plc bought back as part of the above program but not cancelled are held as Treasury shares. On 14 December 2007, the share buy-back program was suspended in light of the Group’s offers for Rio Tinto plc and Rio Tinto Limited. On 27 November 2008, the offers lapsed. No shares were bought back under the program in the year ended 30 June 2009.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

(b)	The total number of BHP Billiton Limited shares of all classes is 3,358,469,497 of which 99.99 per cent are ordinary shares fully paid (2008: 3,358,554,497, 99.99 per cent; 2007: 3,357,698,574, 99.99 per cent). The total number of BHP Billiton Plc shares of all classes is 2,763,024,202, of which 99.99 per cent are authorised ordinary shares of US$0.50 par value (2008: 2,763,024,202, 99.99 per cent; 2007: 2,898,365,002, 99.99 per cent). Any surplus remaining after payment of preferred distributions shall be payable to the holders of BHP Billiton Limited and BHP Billiton Plc ordinary shares in equal amounts per share.

(c)	The total number of BHP Billiton Plc authorised ordinary shares of US$0.50 par value is 2,762,974,200 (2008: 2,762,974,200; 2007: 2,898,315,000).

(d)	Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electorate Actions. There has been no movement in these shares.

(e)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been held by JPMorgan plc. There has been no movement in these shares.

(f)	An Equalisation Share (US$0.50 par value) has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share. There has been no movement in this class of share.

(g)	During the period 1 July 2009 to 8 September 2009, no Executive Share Scheme partly paid shares were paid up in full, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan Options, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights and no fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.

(h)	During FY2009, partly paid shares were converted to an equal number of fully paid shares and satisfied via on-market purchase.

(i)	At 30 June 2009, 70,000 partly paid shares on issue are entitled to 79,928 bonus shares on becoming fully paid. The remaining partly paid shares are entitled to an equal number of fully paid shares upon conversion to fully paid shares.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

20    Reserves

	2009	2008	2007
	US$M	US$M	US$M
Share premium account (a)
Balance at the beginning of the financial year	518	518	518

Balance at the end of the financial year	518	518	518

Foreign currency translation reserve (b)
Balance at the beginning of the financial year	(3)	18	6
Exchange fluctuations on translation of foreign operations	27	(21)	6
Exchange fluctuations transferred to profit on sale of divested operations	—	—	6

Balance at the end of the financial year	24	(3)	18

Employee share awards reserve (c)
Balance at the beginning of the financial year	372	261	198
Accrued employee entitlement for unvested awards	185	97	72
Deferred tax arising on accrued employee entitlement for unexercised awards	(89)	51	37
Employee share awards exercised following vesting	(34)	(37)	(46)

Balance at the end of the financial year	434	372	261

Hedging reserve—cash flow hedges (d)
Balance at the beginning of the financial year	(417)	(87)	(7)
Net gain/(loss) on cash flow hedges	710	(383)	(50)
Net realised loss on cash flow hedges transferred to the income statement	22	73	—
Net unrealised gain on cash flow hedges transferred to the income statement	(48)	—	—
Net gains on cash flow hedges transferred to initial carrying amount of hedged item	(26)	(190)	(88)
Deferred tax relating to cash flow hedges	(232)	170	58

Balance at the end of the financial year	9	(417)	(87)

Financial assets reserve (e)
Balance at the beginning of the financial year	162	230	109
Net valuation gain/(loss) taken to equity	3	(76)	145
Net valuation losses transferred to the income statement	58	—	—
Deferred tax relating to revaluations	(21)	8	(24)

Balance at the end of the financial year	202	162	230

Share buy-back reserve (f)
Balance at the beginning of the financial year	118	51	—
BHP Billiton Plc shares cancelled	—	67	51

Balance at the end of the financial year	118	118	51

Total reserves	1,305	750	991

(a)	The share premium account represents the premium paid on the issue of BHP Billiton Plc shares recognised in accordance with the UK Companies Act 2006.

(b)	The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

(c)	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.

(d)	The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial hedged items.

(e)	The financial assets reserve represents the revaluation of available for sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is transferred to the income statement.

(f)	The share buy-back reserve represents the par value of BHP Billiton Plc shares which were purchased and subsequently cancelled. The cancellation of the shares creates a non-distributable reserve.

21    Retained earnings

	2009	2008	2007
	US$M	US$M	US$M
Balance at the beginning of the financial year	35,756	27,729	21,088
Dividends paid	(4,563)	(3,133)	(2,269)
Employee share awards exercised following vesting	(77)	(147)	(98)
Actuarial (losses)/gains net of tax recognised through the statement of recognised income and expense	(162)	(75)	57
BHP Billiton Plc share buy-back—refer to note 19	—	(4,008)	(1,906)
BHP Billiton Limited share buy-back—refer to note 19	—	—	(2,559)
Profit attributable to members of BHP Billiton Group	5,877	15,390	13,416

Balance at the end of the financial year	36,831	35,756	27,729

22    Total equity

	Attributable to members of BHP Billiton Group			Minority interests
	2009	2008	2007	2009	2008	2007
	US$M	US$M	US$M	US$M	US$M	US$M
Balance at the beginning of the financial year	38,335	29,667	24,218	708	251	237
Total recognised income and expense for the year	6,146	15,004	13,596	458	571	82
Transactions with owners—contributed equity	—	6	17	(3)	(1)	—
Dividends	(4,563)	(3,133)	(2,269)	(406)	(113)	(68)
Accrued employee entitlement to share awards	185	97	72	—	—	—
Purchases of shares made by ESOP Trusts	(149)	(231)	(165)	—	—	—
BHP Billiton Plc share buy-back—refer to note 19	—	(3,075)	(2,957)	—	—	—
BHP Billiton Limited share buy-back—refer to note 19	—	—	(2,845)	—	—	—

Balance at the end of the financial year	39,954	38,335	29,667	757	708	251

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

23    Contingent liabilities

Contingent liabilities at balance date, not otherwise provided for in the financial statements, are categorised as arising from:

	2009	2008
	US$M	US$M
Jointly controlled entities
Other (a)	724	535

	724	535

Subsidiaries and jointly controlled assets (including guarantees)
Bank guarantees (b)	1	1
Other (a)	226	327

	227	328

Total contingent liabilities	951	863

(a)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.

(b)	The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

24    Commitments

	2009	2008
	US$M	US$M
Capital expenditure commitments not provided for in the financial statements
Due not later than one year	3,716	4,258
Due later than one year and not later than two years	895	450
Due later than two years and not later than three years	126	544
Due later than three years and not later than four years	35	89
Due later than four years and not later than five years	—	—
Due later than five years	—	—

Total capital expenditure commitments	4,772	5,341

Lease expenditure commitments
Finance leases
Due not later than one year	69	46
Due later than one year and not later than two years	37	36
Due later than two years and not later than three years	39	36
Due later than three years and not later than four years	26	43
Due later than four years and not later than five years	26	28
Due later than five years	112	164

Total commitments under finance leases	309	353
Future financing charges	(86)	(120)

Finance lease liability	223	233

Operating leases (a)
Due not later than one year	576	675
Due later than one year and not later than two years	659	600
Due later than two years and not later than three years	450	556
Due later than three years and not later than four years	316	543
Due later than four years and not later than five years	91	146
Due later than five years	200	256

Total commitments under operating leases	2,292	2,776

Other expenditure commitments (b)
Due not later than one year	2,626	2,853
Due later than one year and not later than two years	1,486	1,485
Due later than two years and not later than three years	877	965
Due later than three years and not later than four years	971	707
Due later than four years and not later than five years	657	469
Due later than five years	1,803	2,059

Total commitments for other expenditure	8,420	8,538

(a)	Operating leases are entered into as a means of acquiring property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

(b)	Other expenditure commitments include the supply of goods and services, royalties, exploration expenditure and chartering costs.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Other commitments

On 5 June 2009, the Group signed a non-binding agreement with Rio Tinto to create an Iron Ore production joint venture in Western Australia. In order to equalise the contribution value of the two companies, BHP Billiton will pay Rio Tinto US$5.8 billion at financial close to take its interest in the joint venture to 50 per cent. There is a US$276 million break fee associated with this transaction which is payable by either party under certain circumstances.

25    Notes to the consolidated cash flow statement

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents include highly liquid investments that are readily convertible to cash and with a maturity of less than 90 days, bank overdrafts and interest bearing liabilities at call.

	2009	2008	2007
	US$M	US$M	US$M
Cash and cash equivalents comprise:
Cash	1,156	1,734	846
Short-term deposits	9,677	2,503	1,603

Total cash and cash equivalents (a)	10,833	4,237	2,449
Bank overdrafts and short term borrowings—refer to note 16	(2)	(64)	(51)

Total cash and cash equivalents, net of overdrafts	10,831	4,173	2,398

(a)	Cash and cash equivalents include US$368 million (2008: US$591 million; 2007: US$325 million) which is restricted by legal or contractual arrangements.

Exploration and evaluation expenditure

Exploration and evaluation expenditure (excluding impairments) is classified as an investing activity as described in IAS 7/AASB 107 ‘Cash Flow Statements’ and is therefore a reconciling item between profit after taxation and net operating cash flows.

Exploration and evaluation expenditure classified as investing activities in the cash flow statement is reconciled as follows:

	2009	2008	2007
	US$M	US$M	US$M
Expensed in the income statement (excluding impairments)	1,009	859	539
Capitalised in property, plant and equipment	234	491	266

Cash outflow from investing activities	1,243	1,350	805

Significant non-cash investing and financing transactions

Non-cash investing transactions of US$59 million (2008: US$211 million; 2007: US$6 million) represent assets acquired under finance leases and available for sale shares acquired.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Disposal of subsidiaries and operations

The Group disposed of the following subsidiaries and operations during the year ended:

30 June 2009

•	Sociedad Contractual Minera Otway

•	Minera Geleen SA

•	Mayaniquel SA

•	BHP Asia Pacific Nickel Pty Ltd

•	PT Gag Nickel

30 June 2008

•	Optimum Colliery operations

•	Elouera coal mine

30 June 2007

•	The Group’s 45.5 per cent interest in the Valesul joint venture

•	Interest in Cascade and Chinook oil and gas prospects

•	Southern Cross Fertilisers

•	The Group’s interest in the Typhoon facility and associated oil fields in the Gulf of Mexico

•	The Group’s interest in Australian coal bed methane assets

•	Koornfontein coal business

The carrying amount of assets and liabilities disposed are as follows:

	2009	2008	2007
	US$M	US$M	US$M
Trade and other receivables	1	14	54
Inventories	—	20	51
Other current assets	6	—	11
Property, plant and equipment	35	223	192
Intangible assets	—	—	24
Trade and other payables	(1)	(107)	(45)
Provisions	—	(304)	(94)

Net identifiable assets/(liabilities)	41	(154)	193

Net consideration—Cash	17	38	203
—Intangible received	—	—	12
—Deferred consideration/(payable)	6	(126)	40

Total net consideration received/(paid)	23	(88)	255

(Losses)/gains on sale of subsidiaries and operations	(18)	66	62

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Acquisition of subsidiaries and operations

The Group acquired the following subsidiaries and operations during the year ended:

30 June 2009

•	100 per cent of Anglo Potash Limited

30 June 2008

•	A 33 per cent interest in Guinea Alumina Corporation Ltd

30 June 2007

•	A 44 per cent interest in Genghis Khan oil and gas development

The fair values of assets and liabilities acquired are as follows:

	2009	2008	2007
	US$M	US$M	US$M
Inventories	—	—	1
Property, plant and equipment	270	30	585
Provisions	—	—	(3)

Net identifiable assets	270	30	583

Net consideration paid	270	30	583

26    Business combinations

30 June 2009

There were no material business combinations entered into by the Group in the current or previous financial year.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

27    Subsidiaries

Significant subsidiaries of BHP Billiton Limited and BHP Billiton Plc are as follows:

Name	Country of incorporation	Principal activity	The Group’s effective interest
			2009%	2008%
Anglo Potash Limited	Canada	Potash exploration	100	—
BHP Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (RAA) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (Worsley) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Direct Reduced Iron Pty Ltd	Australia	Hot briquette iron plant (closed)	100	100
BHP Billiton Energy Coal South Africa Limited	South Africa	Coal mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Foreign Holdings Inc	US	Holding company	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Iron Ore Pty Limited	Australia	Service company	100	100
BHP Billiton Marine and General Insurances Pty Ltd	Australia	Insurance company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, coal, silver, lead and zinc mining	100	100
BHP Billiton Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
BHP Billiton Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Name	Country of incorporation	Principal activity	The Group’s effective interest
			2009%	2008%
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton SA Holdings Limited	South Africa	Coal mining	100	100
BHP Billiton SSM Development Pty Ltd	Australia	Holding company	100	100
BHP Billiton (Trinidad—2c) Limited	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Coal Pty Limited	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Financial Services (UK) Limited	UK	Finance	100	100
BHP Iron Ore (Jimblebar) Pty Ltd	Australia	Iron ore mining	100	100
BHP Mitsui Coal Pty Limited	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHPB Freight Pty Ltd	Australia	Transport services	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Billiton Nickel (Ravensthorpe) Pty Ltd	Australia	Holding company	100	100
Broken Hill Proprietary (USA) Inc	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.9	99.9
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Corridor Sands Limitada	Mozambique	Titanium mineral sands	90	90
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Company Pty Ltd	Australia	Manganese mining	60	60
Hillside Aluminium Limited	South Africa	Aluminium smelting	100	100
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Minera Spence SA	Chile	Copper exploration	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
QNI Pty Ltd	Australia	Holding company	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
QNI Western Australia Pty Limited	Australia	Holding company	100	100

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Name	Country of incorporation	Principal activity	The Group’s effective interest
			2009%	2008%
Ravensthorpe Nickel Operations Pty Ltd	Australia	Nickel mining	100	100
Rio Algom Limited	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Manganese Proprietary Limited	South Africa	Manganese mining and manganese alloys	60	60
San Juan Coal Company	US	Coal mining	100	100
Tasmanian Electro Metallurgical Company Pty Ltd	Australia	Manganese alloys	60	60
UMAL Consolidated Pty Ltd	Australia	Holding company and coal mining	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

(a)	BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.

28    Interests in jointly controlled entities

All entities included below are subject to joint control as a result of governing contractual arrangements.

Major shareholdings in jointly controlled entities	Country of incorporation	Principal activity	Reporting date (a)	Ownership interest (a)
				2009%	2008%
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	31 May	25	25
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	31 May	22	22
Guinea Alumina Corporation Ltd	British Virgin Islands	Bauxite mine and alumina refinery development	31 Dec	33.3	33.3
Mozal SARL	Mozambique	Aluminium smelting	30 June	47.1	47.1
Compañia Minera Antamina SA	Peru	Copper and zinc mining	30 June	33.75	33.75
Minera Escondida Limitada (b)	Chile	Copper mining	30 June	57.5	57.5
Phola Coal	South Africa	Coal handling and processing plant	30 June	50	50
Richards Bay Minerals (c)	South Africa	Mineral sands mining and processing	31 Dec	50	50
Samarco Mineracao SA	Brazil	Iron ore mining	31 Dec	50	50
Carbones del Cerrejón LLC	Anguilla	Coal mining in Colombia	31 Dec	33.3	33.3
Newcastle Coal Infrastructure Group Pty Limited	Australia	New port development	30 June	35.5	35.5

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

	In aggregate		Group share
	2009	2008	2009	2008
	US$M	US$M	US$M	US$M
Net assets of jointly controlled entities
Current assets	5,959	7,004	2,813	3,325
Non-current assets	15,939	13,591	7,275	6,395
Current liabilities	(4,233)	(3,912)	(2,092)	(1,868)
Non-current liabilities	(4,253)	(4,983)	(2,029)	(2,388)

Net assets	13,412	11,700	5,967	5,464

	In aggregate			Group share
	2009	2008	2007	2009	2008	2007
	US$M	US$M	US$M	US$M	US$M	US$M
Share of jointly controlled entities’ profit
Revenue	13,163	21,704	18,856	6,130	10,728	9,280
Net operating costs	(8,618)	(8,231)	(7,025)	(4,103)	(3,912)	(3,290)

Operating profit	4,545	13,473	11,831	2,027	6,816	5,990
Net finance costs	(272)	(181)	(251)	(129)	(94)	(122)
Income tax expense	(1,103)	(2,905)	(2,477)	(465)	(1,418)	(1,201)

Profit after taxation	3,170	10,387	9,103	1,433	5,304	4,667

	2009	2008
	US$M	US$M
Share of contingent liabilities and expenditure commitments of jointly controlled entities
Contingent liabilities	724	535
Capital commitments	152	117
Other commitments	1,537	2,003

(a)	The ownership interest at the Group’s and the jointly controlled entity’s reporting date are the same. While the annual financial reporting date may be different to the Group’s, financial information is obtained as at 30 June in order to report on a consistent annual basis with the Group’s reporting date.

(b)	While the Group holds a 57.5 per cent interest in Minera Escondida Limitada, the entity is subject to effective joint control due to participant and management agreements which results in the operation of an Owners’ Council, whereby significant commercial and operational decisions are determined on aggregate voting interests of at least 75 per cent of the total ownership interest. Accordingly the Group does not have the ability to unilaterally control, and therefore consolidate, the investment in accordance with IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’.

(c)	Richards Bay Minerals comprises two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited of which the Group’s ownership interest is 51 per cent (2008: 51 per cent) and 49.4 per cent (2008: 49.4 per cent) respectively. In accordance with the shareholder agreement between the venturers, Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

29    Jointly controlled assets

Interests in jointly controlled assets

The principal jointly controlled assets in which the Group has an interest and which are proportionately included in the financial statements are as follows:

			The Group’s effective interest
Name	Country of operation	Principal activity	2009%	2008%

Atlantis	US	Hydrocarbons exploration and production	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration and production	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Pyrenees	Australia	Hydrocarbons exploration and development	71.43	71.43
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	45	45
Shenzi/Genghis Khan	US	Hydrocarbons exploration and production	44	44
Stybarrow	Australia	Hydrocarbons exploration and production	50	50
Greater Angostura	Trinidad and Tobago	Hydrocarbons production	45	45
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	Alumina refining	36	36
		Aluminium smelting	40	40
Billiton Suriname	Suriname	Bauxite mining and alumina refining	45	45
Worsley	Australia	Bauxite mining and alumina refining	86	86
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas/Middelburg Mine	South Africa	Coal mining	84	84

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Elements of the financial statements relating to jointly controlled assets comprise:

	2009	2008
	US$M	US$M
Current assets
Cash and cash equivalents	61	169
Trade and other receivables	1,372	1,816
Inventories	1,305	1,161
Other	78	84
Non-current assets
Trade and other receivables	210	47
Other financial assets	279	178
Inventories	39	46
Property, plant and equipment	24,855	21,578
Other	202	151

Group share of assets employed in jointly controlled assets	28,401	25,230

Contingent liabilities—unsecured (a)	94	136

Contracts for capital expenditure commitments not completed (b)	4,282	4,386

(a)	Included in contingent liabilities arising from jointly controlled assets. Refer to note 23.

(b)	Included in capital expenditure commitments. Refer to note 24.

30    Financial risk management

The Group financial risk management strategy

The financial risks arising from the Group’s operations are market risk, liquidity risk and credit risk. These risks arise in the normal course of business, and the Group manages its exposure to them in accordance with the Group’s Portfolio Risk Management Strategy. The objective of the strategy is to support the delivery of the Group’s financial targets while protecting its future financial security and flexibility by taking advantage of the natural diversification provided by the scale, diversity and flexibility of the Group’s operations and activities.

A Cash Flow at Risk (‘CFaR’) framework is used to measure the aggregate and diversified impact of financial risks upon the Group’s financial targets. The principal measurement of risk is the portfolio CFaR—which is defined as the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent. The CFaR framework includes Board-approved limits on the quantum of the CFaR relative to the Group’s financial targets.

Market risk

The Group’s activities expose it to market risks associated with movements in interest rates, foreign currencies and commodity prices. Under the strategy outlined above, the Group seeks to achieve financing costs, currency impacts, input costs and commodity prices on a floating or index basis. This strategy gives rise to a risk of variability in earnings which is measured under the CFaR framework.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

In executing the strategy, financial instruments are potentially employed in four distinct but related activities. The following table summarises these activities and the key risk management processes.

Activity	Key risk management processes

1         Risk mitigation

Hedging of revenues with financial instruments could be executed to mitigate risk at the portfolio level when CFaR exceeds the Board-approved limits. Similarly, and on an exception basis, hedging for the purposes of mitigating risk related to specific and significant expenditure on investments or capital projects will be executed if necessary to support the Group’s strategic objectives.

• Assessment of portfolio CFaR against Board-approved limits • Execution of transactions within approved mandates

2         Economic hedging of commodity sales, operating costs and debt instruments

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

•      Assessment of portfolio CFaR against Board-approved limits

•      Measuring and reporting the exposure in customer commodity contracts and issued debt instruments

•      Executing hedging derivatives to align the total group exposure to the index target

3 Strategic financial transactions Opportunistic transactions may be executed with financial instruments to capture value from perceived market over/under valuations.	• Exposures managed within value at risk and stop loss limits • Execution of transactions within approved mandates

4         Proprietary trading

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Interest rate risk

The Group is exposed to interest rate risk on its outstanding borrowings and investments from the possibility that changes in interest rates will affect future cash flows or the fair value of fixed rate financial instruments. Interest rate risk is managed as part of the Portfolio Risk Management Strategy and within the overall CFaR limit.

The majority of the Group’s debt is raised under central borrowing programs. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of the centrally raised debt into US dollar floating rate exposures. As at 30 June 2009, the Group holds US$8,277 million (2008: US$1,524 million) of fixed interest borrowings that have not been swapped to floating rates, arising principally from debt raised during the financial year and debt raised prior to the DLC merger. The Group’s strategy has not changed and the intention is to swap the fixed debt raised during the year to floating interest rates when conditions to do so are appropriate. The Group’s earnings are sensitive to changes in interest rates on the floating rate component of the Group’s net borrowings.

The fair value of interest rate swaps and cross currency interest rate swaps in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	Fair value
	2009	2008
	US$M	US$M
Interest rate swaps
US dollar swaps
Pay floating/receive fixed
Later than one year but not later than two years	30	—
Later than two years but not later than five years	156	59
Later than five years	180	69
Cross currency interest rate swaps
Australian dollar to US dollar swaps
Pay floating/receive fixed
Not later than one year	—	344

Euro to US dollar swaps
Pay floating/receive fixed
Not later than one year	—	162
Later than one year but not later than two years	147	—
Later than two years but not later than five years	114	190
Later than five years	—	125

Total fair value of interest rate swaps	627	949

Included within ‘Cross currency and interest rate swaps’ in note 11 are derivatives held to hedge currency risk on Euro Bonds raised during the year. These are discussed in ‘Currency risk’ below.

Based on the net debt position as at 30 June 2009, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the US LIBOR interest rate will increase the Group’s profit after taxation and equity by US$23 million (2008: decrease of US$41 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year. However, interest rates and the debt profile of the Group may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

The Group’s foreign currency risk is managed as part of the Portfolio Risk Management Strategy within the overall CFaR limit.

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

	Net financial assets/(liabilities)					Total
2009	US$	A$	SA rand	GBP	Other
	US$M	US$M	US$M	US$M	US$M	US$M
Functional currency of Group operation
US dollars	—	(1,895)	306	87	(248)	(1,750)
Australian dollars	—	—	—	—	—	—
UK pounds sterling	3	—	—	—	—	3

	3	(1,895)	306	87	(248)	(1,747)

	Net financial assets/(liabilities)					Total
2008	US$	A$	SA rand	GBP	Other
	US$M	US$M	US$M	US$M	US$M	US$M
Functional currency of Group operation
US dollars	—	(1,114)	186	(39)	1,318	351
Australian dollars	—	—	—	—	—	—
UK pounds sterling	12	—	—	—	—	12

	12	(1,114)	186	(39)	1,318	363

In March 2009, the Group issued a two tranche Euro Bond, comprising €1,250 million of 4.75 per cent Euro Bonds due 2012 and €1,000 million of 6.375 per cent Euro Bonds due 2016. Cross currency swaps and forward exchange contracts were taken out to hedge the currency risk on these bonds. These contracts have been designated as cash flow hedges of the foreign currency risk associated with the Euro Bonds. The effective portion of changes in the fair value is recognised in the hedging reserve. Amounts accumulated in the reserve will be transferred to the income statement through to maturity of the contract.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

The fair value of these derivatives is as follows:

	Fair value
	2009	2008
	US$M	US$M
Cross currency swaps
Euro to US dollar swaps
Pay fixed/received fixed
Later than five years	63	—

Forward exchange contracts
Euro to US dollar foreign exchange contract
Pay US dollar/receive Euro
Not later than one year	79	—

Total fair value of derivatives	142	—

The principal non-functional currencies to which the Group is exposed are the Australian dollar, South African rand and UK pound sterling. Based on the Group’s net financial assets and liabilities as at 30 June 2009, a weakening of the US dollar against these currencies as illustrated in the table below, with all other variables held constant, would have affected post-tax profit and equity as follows:

	2009		2008
Currency movement	Post-tax profit	Equity	Post-tax profit	Equity
	US$M	US$M	US$M	US$M
1 cent movement in Australian dollar	(11)	(11)	(8)	(7)
0.2 rand movement in South African rand	3	5	1	3
1 pence movement in UK pound sterling	1	1	(1)	(1)

The Group’s financial asset and liability profile will not remain constant, and therefore these sensitivities should be used with care.

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

In September 2007, the Group chose to discontinue the capital hedging policy for projects over US$100 million and as a result all existing hedges were closed out in the market by taking opposite positions. Gains and losses held in the cash flow hedge reserve at the time of discontinuing this hedge policy have been recognised as part of the cost of property, plant and equipment acquired over the period of the original hedge. All such gains and losses have been recognised in the year ended 30 June 2009. The fair value of these hedges at 30 June 2009 is US$ nil (2008: US$2 million).

The fair value of forward exchange contracts outstanding to manage short-term foreign currency cash flows relating to operating activities is a liability of US$5 million (2008: an asset of US$2 million).

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

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

Financial instruments with commodity price risk included in the following tables are those entered into for the following activities:

•	economic hedging of prices realised on commodity contracts as described above

•	proprietary trading

•	purchases and sales of physical contracts that can be cash-settled

•	cash flow hedging of revenues

•	derivatives embedded within other supply contracts

All such instruments are carried in the balance sheet at fair value.

Forward commodity and other derivative contracts

	2009		2008
	Fair value of asset	Fair value of liability	Fair value of asset	Fair value of liability
	US$M	US$M	US$M	US$M
Aluminium	123	88	111	109
Copper	385	404	462	1,143
Zinc	13	16	54	65
Lead	20	20	70	73
Silver	12	10	32	29
Nickel	55	77	40	35
Iron ore	9	—	—	155
Energy coal	71	74	651	837
Metallurgical coal	—	1	—	21
Petroleum	5	46	54	61
Electricity	206	2	232	244
Gas	92	3	10	9
Freight	84	88	245	515
Other	—	—	1	5

Total	1,075	829	1,962	3,301

Comprising:
Current	671	687	1,502	2,050
Non-current	404	142	460	1,251

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Forward commodity contracts—designated as cash flow hedge of future sales revenue

The table above includes forward commodity contracts which are designated as a cash flow hedge of future sales revenue. The fair value of those contracts, as set out below, is initially recognised in equity as an unrealised gain or loss in the hedging reserve. All forward commodity contracts were closed out prior to 30 June 2009 in line with the cessation of the underlying future sales revenue transactions.

	Contractual volumes		Average price		Fair value
	2009	2008	2009	2008	2009	2008
	’000 tonnes	’000 tonnes	US$/tonne	US$/tonne	US$M	US$M
Copper
Not later than one year	—	59	—	4,919	—	(202)
Later than one year but no later than five years	—	166	—	4,070	—	(541)

Total	—	225	—	4,293	—	(743)

The Group’s exposure at 30 June 2009 to the impact of movements in commodity markets upon the financial instruments, other than those designated as a cash flow hedge or embedded derivatives, is set out in the following table.

		2009		2008
	Units of exposure	Net exposure receive/(deliver)	Impact on equity and profit of 10% movement in market price (post-tax)	Net exposure receive/(deliver)	Impact on equity and profit of 10% movement in market price (post-tax)
			US$M		US$M
Aluminium	’000 tonnes	11	2	(55)	(17)
Copper	’000 tonnes	17	7	73	55
Zinc	’000 tonnes	—	2	20	2
Lead	’000 tonnes	5	2	5	—
Silver	Million ounces	2	3	1	3
Nickel	’000 tonnes	1	2	(4)	(9)
Iron ore	’000 tonnes	(483)	(4)	(1,095)	(18)
Energy coal	’000 tonnes	(865)	(9)	(185)	(11)
Petroleum	’000 barrels	678	4	934	10
Electricity	’000 MWh	—	—	22	—
Gas	’000 therms	(10,850)	—	(15,500)	(1)
Freight	Time charter days	(427)	(2)	(7,735)	(68)
	’000 voyage charter tonnes	1,245	2	600	7

The sensitivities in the above table have been determined as the absolute impact on fair value of a 10 per cent increase in the commodity prices that were applied to the fair value measurement at each reporting date, while holding all other variables, including foreign currency and exchange rates, constant.

The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

In addition, the Group is exposed to commodity prices on derivatives embedded in host contracts. The significant derivative contracts recognised on the balance sheet as at 30 June 2009 relate to electricity purchase contracts in which the power price is linked to the aluminium LME price. A 10 per cent increase in the aluminium LME price would decrease the Group’s equity and profit after tax by US$8 million (2008: US$10 million) in relation to those contracts.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Liquidity risk

The Group’s liquidity risk arises from the possibility that it may not be able to settle or meet its obligations as they fall due and is managed as part of the Portfolio Risk Management Strategy and within the overall CFaR limit. Operational, capital and regulatory requirements are considered in the management of liquidity risk, in conjunction with short- and long-term forecast information.

Additional liquidity risk arises on debt related derivatives due to the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the Group only uses derivatives in highly liquid markets.

During the year ended 30 June 2009, Moody’s Investors Service made no change to the Group’s long-term credit rating of A1 (the short-term credit rating is P-1). Standard & Poor’s made no change to the Group’s long-term credit rating of A+ (the short-term credit rating is A-1). The ratings outlook from both agencies has changed back to stable from negative following the announcement that the Group’s proposed offers for Rio Tinto plc and Rio Tinto Limited have lapsed. The Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Group’s policy on counterparty credit exposure ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

In March 2009, the Group issued a two tranche Global Bond under a debt shelf registration statement, which had been previously filed with the US Securities and Exchange Commission. The Global Bond comprises US$1,500 million 5.5 per cent Senior Notes due 2014 and US$1,750 million 6.5 per cent Senior Notes due 2019. In the same month, a two tranche Euro Bond was issued, comprising €1,250 million (US$1,686 million) of 4.75 per cent Euro Bonds due 2012 and €1,000 million (US$1,353 million) of 6.375 per cent Euro Bonds due 2016.

There were no defaults on loans payable during the period.

Standby arrangements and unused credit facilities

Details of major standby and support arrangements are as follows:

	Facility available 2009	Used 2009	Unused 2009	Facility available 2008	Used 2008	Unused 2008
	US$M	US$M	US$M	US$M	US$M	US$M
Revolving credit facility (a)	3,000	—	3,000	3,000	—	3,000
Acquisition finance facility (b)	—	—	—	55,000	—	55,000
Other facilities (c )	58	—	58	60	—	60

Total financing facilities	3,058	—	3,058	58,060	—	58,060

(a)	The multi-currency revolving credit facility is available for general corporate purposes and matures in October 2011. This facility is used for general corporate purposes and as backup for the commercial paper programs. The interest rates under this facility are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with the Group’s credit rating.

(b)	Following the announcement that the Group’s offers for Rio Tinto plc and Rio Tinto Limited have lapsed, the US$55 billion acquisition facility agreement was cancelled.

(c)	Other bank facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Maturity profile of financial liabilities

The maturity profile of the Group’s financial liabilities based on the contractual amounts, taking into account the derivatives related to debt, is as follows:

2009	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other financial liabilities	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Due for payment:
In one year or less or on demand	1,426	819	—	705	69	5,636	8,655
In more than one year but not more than two years	1,795	792	—	103	37	169	2,896
In more than two years but not more than three years	2,500	728	—	26	39	29	3,322
In more than three years but not more than four years	1,808	597	—	7	26	9	2,447
In more than four years but not more than five years	2,612	509	—	3	26	6	3,156
In more than five years	5,624	1,502	—	3	112	16	7,257

	15,765	4,947	—	847	309	5,865	27,733

Carrying amount	16,181	—	—	847	223	5,821	23,072

2008	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other financial liabilities	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Due for payment:
In one year or less or on demand	3,374	615	—	2,208	43	6,817	13,057
In more than one year but not more than two years	291	586	—	1,037	37	120	2,071
In more than two years but not more than three years	2,025	665	—	110	37	4	2,841
In more than three years but not more than four years	1,198	435	—	6	45	3	1,687
In more than four years but not more than five years	1,811	370	—	—	33	2	2,216
In more than five years	3,701	1,007	—	—	156	24	4,888

	12,400	3,678	—	3,361	351	6,970	26,760

Carrying amount	12,447	—	—	3,348	233	6,927	22,955

The amounts presented in the tables above comprise the contractual undiscounted cash flows, and therefore will not always agree with the amounts presented in the balance sheet. The Group also holds derivatives related to net debt, commodities and currencies that are expected to generate cash inflows, which are classified as other financial assets (refer to note 11). These contracts are excluded from the table above.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Credit risk

Credit risk arises from the non-performance by counterparties of their contractual financial obligations towards the Group. To manage credit risk the Group maintains group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits and daily monitoring of exposures against these limits. As part of these processes the financial viability of all counterparties is regularly monitored and assessed. The maximum exposure to credit risk is limited to the total carrying value of relevant financial assets on the balance sheet as at the reporting date.

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

As part of managing cash flow and liquidity, the Group holds short-term cash investments with a range of approved financial institutions.

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

The following table shows the Group’s receivables at the reporting date that are exposed to credit risk and the ageing and impairment profile thereon.

				Receivables past due but not impaired
2009	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Trade accounts receivables	3,881	176	3,671	—	4	—	30
Other receivables	2,216	6	2,031	127	3	1	48

Total	6,097	182	5,702	127	7	1	78

				Receivables past due but not impaired
2008	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Trade accounts receivables	8,050	49	7,957	39	2	2	1
Other receivables	2,522	2	2,259	184	28	18	31

Total	10,572	51	10,216	223	30	20	32

Receivables are deemed to be past due or impaired with reference to the Group’s normal terms and conditions of business. These terms and conditions are determined on a case by case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer. For an analysis of movements in impaired receivables, refer to note 10.

The credit quality of the Group’s customers is monitored on an ongoing basis and assessed for impairment where indicators of such impairment exist. The solvency of the debtor and their ability to repay the receivable is considered in assessing receivables for impairment. In certain circumstances the Group may seek collateral as security for the receivable. Where receivables have been impaired, the Group actively seeks to recover the amounts in question and enforce compliance with credit terms.

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

The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to the fair values. In the case of US$7,696 million (2008: US$1,304 million) of centrally managed fixed rate debt not swapped to floating rate, the fair value at 30 June 2009 is US$8,277 million (2008: US$1,524 million).

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Financial assets and liabilities

2009	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Cash flow hedges	Other financial assets and liabilities at amortised cost	Total
		US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash and cash equivalents	25	10,833	—	—	—	—	10,833
Trade and other receivables	10	5,915	—	—	—	—	5,915
Cross currency and interest rate swaps	11	—	—	627	142	—	769
Forward exchange contracts	11	—	—	13	—	—	13
Commodity contracts	11	—	—	778	—	—	778
Other derivative contracts	11	—	—	297	—	—	297
Bonds and debentures	11	—	—	—	—	—	—
Shares—fair value through profit	11	—	—	35	—	—	35
Shares—available for sale	11	—	321	—	—	—	321
Other investments—available for sale	11	—	93	—	—	—	93

Total financial assets		16,748	414	1,750	142	—	19,054

Non-financial assets							59,716

Total assets							78,770

Financial liabilities
Trade and other payables	15	—	—	—	—	5,806	5,806
Forward exchange contracts	17	—	—	18	—	—	18
Commodity contracts	17	—	—	794	—	—	794
Other derivative contracts	17	—	—	35	—	—	35
Unsecured bank overdrafts and short-term borrowings	16	—	—	—	—	2	2
Unsecured bank loans	16	—	—	—	—	1,256	1,256
Notes and debentures	16	—	—	6,264	—	7,682	13,946
Secured bank loans	16	—	—	—	—	618	618
Redeemable preference shares	16	—	—	—	—	15	15
Finance leases	16	—	—	—	—	223	223
Unsecured other	16	—	—	—	—	359	359

Total financial liabilities		—	—	7,111	—	15,961	23,072

Non-financial liabilities							14,987

Total liabilities							38,059

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

2008	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Cash flow hedges	Other financial assets and liabilities at amortised cost	Total
		US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash and cash equivalents	25	4,237	—	—	—	—	4,237
Trade and other receivables	10	10,521	—	—	—	—	10,521
Cross currency and interest rate swaps	11	—	—	949	—	—	949
Forward exchange contracts	11	—	—	—	49	—	49
Commodity contracts	11	—	—	1,914	—	—	1,914
Other derivative contracts	11	—	—	48	—	—	48
Bonds and debentures	11	—	—	—	—	7	7
Shares—fair value through profit	11	—	—	37	—	—	37
Shares—available for sale	11	—	332	—	—	—	332
Other investments—available for sale	11	—	166	—	—	—	166

Total financial assets		14,758	498	2,948	49	7	18,260

Non-financial assets							57,748

Total assets							76,008

Financial liabilities
Trade and other payables	15	—	—	—	—	6,912	6,912
Cross currency and interest rate swaps	17	—	—	—	—	—	—
Forward exchange contracts	17	—	—	—	47	—	47
Commodity contracts	17	—	—	2,423	670	—	3,093
Other derivative contracts	17	—	—	208	—	—	208
Unsecured bank overdrafts and short-term borrowings	16	—	—	—	—	64	64
Unsecured bank loans	16	—	—	—	—	1,363	1,363
Notes and debentures	16	—	—	8,612	—	1,303	9,915
Secured bank loans	16	—	—	—	—	679	679
Commercial paper	16	—	—	200	—	—	200
Redeemable preference shares	16	—	—	—	—	15	15
Finance leases	16	—	—	—	—	233	233
Unsecured other	16	—	—	—	—	226	226

Total financial liabilities		—	—	11,443	717	10,795	22,955

Non-financial liabilities							14,010

Total liabilities							36,965

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Capital management

The Group defines capital as the total equity of the Group. The Group manages capital with the goal of maintaining levels of gearing designed to optimise the cost of capital and return on capital employed, while also growing the business consistently through project developments and acquisitions. The Group’s priorities for cash flow are:

•	reinvestment in projects that carry attractive rates of return regardless of the economic climate

•	commitment to a solid ‘A’ credit rating

•	returning excess capital to shareholders via dividends and capital management (for example share buy-backs)

The Group’s strategy is focused on upstream, large, long-life, low-cost, expandable, export-oriented assets and the Group continually reviews its portfolio to identify assets which do not fit this strategy. The Group will invest capital in assets where they fit our strategy.

The Group monitors capital using a gearing ratio, being the ratio of net debt to net debt plus net assets.

	2009	2008
	US$M	US$M
Cash and cash equivalents	(10,833)	(4,237)
Current debt	1,094	3,461
Non-current debt	15,325	9,234

Net debt	5,586	8,458

Net assets/Total equity	40,711	39,043

Gearing	12.1%	17.8%

31    Pension and other post-retirement obligations

Defined contribution pension schemes and multi-employer pension schemes

The Group contributed US$231 million (2008: US$218 million; 2007: US$167 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred. Contributions to defined contribution plans for Key Management Personnel are disclosed in note 32.

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

The following tables set out details in respect of the Group’s defined benefit pension and post-retirement medical schemes.

Balance sheet disclosures

The amounts recognised in the balance sheet are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2009	2008	2009	2008
	US$M	US$M	US$M	US$M
Present value of funded defined benefit obligation	1,666	1,822	—	—
Present value of unfunded defined benefit obligation	70	67	310	328
Unrecognised past service credits	—	—	5	—
Fair value of defined benefit scheme assets	(1,455)	(1,768)	—	—

Scheme deficit	281	121	315	328

Unrecognised surplus	78	99	—	—
Adjustment for employer contributions tax	17	8	—	—

Net liability recognised in the balance sheet	376	228	315	328

The Group has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.

Income statement disclosures

The amounts recognised in the income statement are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2009	2008	2007	2009	2008	2007
	US$M	US$M	US$M	US$M	US$M	US$M
Current service cost	58	75	64	5	7	8
Interest cost	110	113	103	22	25	24
Expected return on pension scheme assets	(111)	(125)	(109)	—	—	—
Past service costs	1	—	—	(5)	—	—
Losses/(gains) on settlements/curtailments	(4)	—	(3)	3	(41)	—

Total expense	54	63	55	25	(9)	32

—Recognised in employee benefits expense	55	75	61	3	(34)	8
—Recognised in net finance costs	(1)	(12)	(6)	22	25	24

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Statement of recognised income and expense (SORIE) disclosures:

The amounts recognised in the statement of recognised income and expense are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2009	2008	2007	2009	2008	2007
	US$M	US$M	US$M	US$M	US$M	US$M
Actuarial losses/(gains)	239	106	(143)	—	(17)	7
Limit on net assets and other adjustments	(12)	7	57	—	—	—

Total amount recognised in the SORIE	227	113	(86)	—	(17)	7

Total cumulative amount recognised in the SORIE (a)	255	28	(85)	27	27	44

(a)	Cumulative amounts are calculated from the transition to IFRS on 1 July 2004.

The actual return on assets for the defined benefit pension schemes is as follows:

	Defined benefit pension schemes
	2009	2008	2007
	US$M	US$M	US$M
The actual return on assets for the defined benefit pension schemes	(117)	(5)	210

The changes in the present value of defined benefit obligations are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2009	2008	2009	2008
	US$M	US$M	US$M	US$M
Defined benefit obligation at beginning of year	1,889	1,787	328	380
Current service cost	58	75	5	7
Interest cost	110	113	22	25
Contributions by scheme participants	3	5	—	—
Actuarial losses/(gains) on benefit obligation	11	(24)	—	(17)
Benefits paid to participants	(171)	(142)	(17)	(20)
Past service costs	1	—	(11)	14
Curtailment (gains)/losses	(4)	—	3	(1)
Reduction in defined benefit obligation due to settlement	—	—	—	(40)
Exchange variations	(161)	65	(3)	(20)
Other adjustments	—	10	(17)	—

Defined benefit obligation at end of year	1,736	1,889	310	328

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

The changes in the fair value of scheme assets for defined benefit pension schemes are as follows:

	Defined benefit pension schemes
	2009	2008
	US$M	US$M
Fair value of scheme assets at beginning of year	1,768	1,756
Expected return on scheme assets	111	125
Actuarial (losses)/gains on scheme assets	(228)	(130)
Employer contributions	111	93
Contributions by scheme participants	3	5
Benefits paid	(171)	(142)
Exchange variations	(139)	58
Other adjustments	—	3

Fair value of scheme assets at end of year	1,455	1,768

The fair values of defined benefit pension scheme assets segregated by major asset class are as follows:

	Amount for each category
	2009	2008
	US$M	US$M
Fair value of schemes segregated by major asset class
Bonds	882	971
Equities	345	570
Property	16	33
Cash and net current assets	24	62
Insured annuities	177	117
Other	11	15

Total	1,455	1,768

Scheme assets classified as ‘Other’ as at 30 June 2009 primarily comprise of investments in private equity in Australia.

The fair value of scheme assets includes no amounts relating to any of the Group’s own financial instruments or any of the property occupied by or other assets used by the Group.

The investment strategy is determined by each plan’s fiduciary body in consultation with the Group. In general, the investment strategy for each plan is set by reference to the duration and risk profile of the plan, as well as the plan’s solvency level.

Actuarial assumptions

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for defined benefit pension schemes are as follows:

	Australia		Americas		Europe		South Africa
	2009	2008	2009	2008	2009	2008	2009	2008
	%	%	%	%	%	%	%	%
Discount rate	5.3	6.5	6.3	6.6	6.2	6.4	9.0	10.8
Future salary increases	3.9	5.0	3.8	4.4	4.9	5.2	6.9	9.3
Future pension increases	—	—	2.3	3.0	2.8	3.0	5.9	8.2
Expected rate of return on pension scheme assets	5.2	6.5	6.6	7.2	5.6	6.7	10.0	11.7

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for post-retirement medical schemes are as follows:

	Americas		South Africa
	2009	2008	2009	2008
	%	%	%	%
Discount rate	6.0	6.3	9.1	10.5
Medical cost trend rate (ultimate)	5.0	5.0	7.6	9.3

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

For the main funds, these tables imply the following expected future lifetimes (in years) for employees aged 65 as at the balance sheet date: US males 17.5, US females 19.8; Canadian males 19.0, Canadian females 21.6; Netherlands males 18.8, Netherlands females 21.0; UK males 21.7, UK females 24.0; South African males 15.9, South African females 20.0.

The present value of defined benefit obligations, fair value of scheme assets and associated experience adjustments for the defined benefit pension and post-retirement medical schemes are shown prospectively from the Group’s IFRS transition date as follows:

	Defined benefit pension schemes
	2009	2008	2007	2006	2005
	US$M	US$M	US$M	US$M	US$M
Present value of defined benefit obligation	1,736	1,889	1,787	1,759	1,746
Fair value of defined benefit scheme assets	(1,455)	(1,768)	(1,756)	(1,585)	(1,436)

Deficit in the schemes	281	121	31	174	310

Experience gain/(loss) adjustments to scheme liabilities	(2)	(8)	7	(58)	(18)
Experience gain/(loss) adjustments to scheme assets	(228)	(130)	101	45	106

	Post-retirement medical schemes
	2009	2008	2007	2006	2005
	US$M	US$M	US$M	US$M	US$M
Present value of defined benefit obligation	310	328	380	353	355
Experience gain/(loss) adjustments to scheme liabilities	4	8	1	(17)	8

Experience adjustments to scheme liabilities do not include the effect of changes in actuarial assumptions.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Estimated contributions for the defined benefit pension and post-retirement medical schemes are as follows:

	Defined benefit pension schemes	Post-retirement medical schemes
	US$M	US$M
Estimated employer contributions for the year ending 30 June 2010	124	21
Estimated contributions by scheme participants for the year ending 30 June 2010	3	N/A

The impact of a one percentage point variation in the medical cost trend rate (for the post-retirement medical schemes) on the Group’s results is as follows:

	2009	2008
	US$M	US$M
Effect of an increase in the medical cost trend of 1% point on:
Total of current service and interest cost	7	6
Defined benefit obligation	40	42
Effect of a decrease in the medical cost trend of 1% point on:
Total of current service and interest cost	(1)	(3)
Defined benefit obligation	(18)	(21)

32    Key Management Personnel

Key Management Personnel compensation comprises:

	2009	2008	2007
	US$	US$	US$
Short-term employee benefits	20,015,590	20,607,717	25,097,097
Post-employment benefits	2,870,982	2,958,123	3,326,413
Share-based payments	23,530,682	12,428,149	12,845,483

Total	46,417,254	35,993,989	41,268,993

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Equity Instrument disclosures relating to Key Management Personnel

BHP Billiton Limited ordinary shares under award

	Scheme	At 30 June 2007	Granted	Lapsed		Exercised	At 30 June 2008	Granted	Lapsed	Exercised	At 30 June 2009	Vested during FY2008	Vested during FY2009	Vested at 30 June 2008 (a)	Vested at 30 June 2009 (a)
Marius Kloppers	LTIP Performance	—	333,327	—		—	333,327	500,000	—	—	833,327	—	—	—	—
	GIS Deferred	—	27,582	—		—	27,582	95,847	—	—	123,429	—	—	—	—
	Shareplus	—	160	—		—	160	168	—	—	328	—	—	—	—

Marcus Randolph	LTIP Performance	395,000	197,676	—		—	592,676	225,000	—	—	817,676	—	—	—	—
	GIS Deferred	61,654	23,648	—		—	85,302	45,027	—	61,654	68,675	32,199	29,455	32,199	—
	Shareplus	—	157	—		—	157	172	—	—	329	—	—	—	—

Alex Vanselow	LTIP Performance	445,000	197,676	—		—	642,676	225,000	—	—	867,676	—	—	—	—
	GIS Deferred	48,663	24,847	—		—	73,510	—	—	48,663	24,847	25,633	23,030	25,633	—
	Shareplus	—	157	—		—	157	168	—	—	325	—	—	—	—

Karen Wood	LTIP Performance	335,000	154,187	—		—	489,187	175,000	—	—	664,187	—	—	—	—
	GIS Deferred	65,360	19,643	—		—	85,003	30,778	—	26,631	89,150	20,462	18,267	47,093	38,729
	GIS Performance	16,547	—	—		—	16,547	—	—	16,547	—	—	—	16,547	—
	PSP	25,846	—	—		—	25,846	—	—	—	25,846	—	—	—	—
	Shareplus	—	157	—		—	157	168	—	—	325	—	—	—	—

J. Michael Yeager	LTIP Performance	550,000	187,702	—		—	737,702	225,000	—	—	962,702	—	—	—	—
	GIS Deferred	6,614	26,460	—		—	33,074	56,373	—	6,614	82,833	—	6,614	—	—
	Shareplus	—	134	—		—	134	210	—	—	344	—	—	—	—

Charles Goodyear	LTIP Performance	1,692,558	—	864,791	(b)	—	827,767					—		—
	GIS Deferred	133,260	39,658	—		172,918	—					172,918		—
	PSP	15,716	—	—		15,716	—					—		—

	Total	3,791,218	1,233,171	864,791		188,634	3,970,964	1,578,911	—	160,109	4,561,999	251,212	77,366	121,472	38,729

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

BHP Billiton Limited ordinary shares under option

	Scheme	At 30 June 2007	Granted	Lapsed	Exercised	At 30 June 2008	Granted	Lapsed	Exercised	At 30 June 2009	Vested during FY2008	Vested during FY2009	Vested at 30 June 2008 (a)	Vested at 30 June 2009 (a)
Alex Vanselow	GIS Options	—	—	—	—	—	153,768	—	—	153,768	—	—	—	—

Charles Goodyear	GIS Options	501,338	—	—	501,338	—					—		—
	ESP Options	1,073,850	—	—	1,073,850	—					—		—

	Total	1,575,188	—	—	1,575,188	—	153,768	—	—	153,768	—	—	—	—

BHP Billiton Plc ordinary shares under award

	Scheme	At 30 June 2007	Granted	Lapsed	Exercised	At 30 June 2008	Granted	Lapsed	Exercised	At 30 June 2009	Vested during FY2008	Vested during FY2009	Vested at 30 June 2008 (a)	Vested at 30 June 2009 (a)
Marius Kloppers	LTIP Performance	675,000	—	—	—	675,000	—	—	—	675,000	—	—	—	—
	GIS Deferred	90,071	—	—	—	90,071	—	—	90,071	—	52,771	37,300	52,771	—

Alberto Calderon	LTIP Performance	120,000	211,993	—	—	331,993	225,000	—	—	556,993	—	—	—	—
	GIS Deferred	11,926	17,207	—	—	29,133	—	—	—	29,133	—	11,926	—	11,926
	Shareplus	—	156	—	—	156	188	—	—	344	—	—	—	—

Andrew Mackenzie	LTIP Performance					—	325,839	—	—	325,839	—	—	—	—

	Total	896,997	229,356	—	—	1,126,353	551,027	—	90,071	1,587,309	52,771	49,226	52,771	11,926

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

BHP Billiton Plc ordinary shares under option

	Scheme	At 30 June 2007	Granted	Lapsed	Exercised	At 30 June 2008	Granted	Lapsed	Exercised	At 30 June 2009	Vested during FY2008	Vested during FY2009	Vested at 30 June 2008 (a)	Vested at 30 June 2009 (a)
Alberto Calderon	GIS Options	—	—	—	—	—	143,227	—	—	143,227	—	—	—	—

	Total	—	—	—	—	—	143,227	—	—	143,227	—	—	—	—

(a)	All awards and options that are vested are exercisable.

(b)	In accordance with the LTIP rules, a proportion of the original share award lapsed when Mr Goodyear (1 January 2008) retired from the Group.

No options have been granted to Key Management Personnel since the end of the financial year. Further information on options and rights, including grant dates and exercise dates regarding options granted to Key Management Personnel under the employee share ownership plan, is set out in note 34.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Equity holdings and transactions

The movement during the financial year in the number of ordinary shares of the Group held directly, indirectly or beneficially, by each specified Key Management Personnel, including their personally-related entities were as follows:

BHP Billiton Limited shares (a)	Held at 30 June 2007 (c)	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2008 (c)	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2009 (c)
Marius Kloppers	—	160	—	—	160	168	—	—	328
Marcus Randolph	175,437	157	—	—	175,594	172	61,654	120,000	117,420
Alex Vanselow	52,900	157	—	—	53,057	168	48,663	2,000	99,888
Karen Wood	45,656	157	—	—	45,813	168	43,178	17,200	71,959
J. Michael Yeager	—	134	—	—	134	210	6,614	—	6,958
Paul Anderson	106,000	—	—	—	106,000	—	—	—	106,000
Don Argus	321,890	—	—	—	321,890	—	—	—	321,890
Carlos Cordeiro	6,550	—	—	—	6,550	—	—	—	6,550
David Crawford	33,127	—	—	—	33,127	—	—	—	33,127
E. Gail de Planque	3,580	—	—	—	3,580	1,600	—	—	5,180
David Jenkins	2,066	—	—	—	2,066	—	—	—	2,066
David Morgan	146,550	—	—	—	146,550	—	—	—	146,550
Wayne Murdy (b)					4,030	—	—	—	4,030
Jacques Nasser	5,600	—	—	—	5,600	—	—	—	5,600
John Schubert	23,675	—	—	—	23,675	—	—	—	23,675
Charles Goodyear	998,755	—	—	—	998,755

BHP Billiton Plc shares (a)	Held at 30 June 2007 (c)	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2008 (c)	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2009 (c)
Marius Kloppers	396,683	—	—	—	396,683	—	90,071	43,234	443,520
Alberto Calderon	—	156	—	—	156	188	—	—	344
Andrew Mckenzie					55,000	—	—	—	55,000
Paul Anderson	4,000	—	—	—	4,000	—	—	—	4,000
Alan Boeckmann					—	—	—	—	—
John Buchanan	20,000	—	—	—	20,000	—	—	—	20,000
David Jenkins	10,000	—	—	—	10,000	—	—	—	10,000
Keith Rumble (b)					7,000	5,000	—	—	12,000
David Brink	70,000	—	—	—	70,000
Charles Goodyear	2,000	—	—	—	2,000

(a)	All interests are beneficial and includes holdings of American depositary shares and shares held in the name of the spouse, superannuation fund and/or nominee.

(b)	Mr Rumble’s balance reflects his holding as at appointment date, 1 September 2008, and Mr Murdy’s balance reflects his holding as at appointment date, 18 June 2009.

(c)	Closing balances represent the holding at year-end or the holding at date of resignation or appointment as a KMP.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Directors and their personally related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares. Partly paid shares did not participate in dividends.

Refer to note 34 for details of the employee share ownership plans referred to above.

Transactions with Key Management Personnel

During the year, Alex Vanselow purchased products from the Group totalling US$29,613 on normal commercial terms and conditions (2008: Alex Vanselow US$22,802).

There are no amounts payable at 30 June 2009 (2008: US$ nil).

Loans with Key Management Personnel

There are US$ nil loans (2008: US$ nil) with Key Management Personnel.

Transactions with personally-related entities

A number of Directors or former Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Fluor Corporation, is considered to be a personally related entity of Mr Alan Boeckmann. Mr Boeckmann was elected as a director to the Group in September 2008. During FY2009, Fluor Corporation provided products and services to the Group totalling US$222.821 million (2008: US$ nil) in accordance with normal terms and conditions. As at 30 June 2009, US$3.473 million was owing by the Group to Fluor Corporation (2008: US$ nil).

33    Related party transactions

Subsidiaries

The percentage of ordinary shares in significant subsidiaries is disclosed in note 27 to the financial statements.

Jointly controlled entities

The percentage interest held in significant jointly controlled entities is disclosed in note 28 to the financial statements.

Jointly controlled assets

The percentage interest held in significant jointly controlled assets is disclosed in note 29 to the financial statements.

Key Management Personnel

Disclosures relating to Key Management Personnel are set out in note 32 to the financial statements.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Transactions with related parties

	Jointly controlled entities (a)		Transactions with other related parties (b)
	2009	2008	2009	2008
	US$M	US$M	US$M	US$M
Sales of goods/services	13.911	7.524	—	—
Purchase of goods/services	226.781	361.578	—	—
Interest income	0.125	0.515	—	—
Interest expense	—	0.006	—	—
Dividend income	—	—	—	—

(a)	Disclosures in respect of transactions with jointly controlled entities represent the amount of such transactions which do not eliminate on proportional consolidation.

(b)	Excludes disclosures relating to post-employment benefit plans for the benefit of the Group employees. These are shown in note 31.

Transactions between each parent company and its subsidiaries, which are related parties of that company, are eliminated on consolidation and are not disclosed in this note.

Outstanding balances arising from sales/purchases of goods and services with related parties

	Jointly controlled entities (a)		Transactions with other related parties
	2009	2008	2009	2008
	US$M	US$M	US$M	US$M
Amounts owing to related parties	63.640	55.828	—	—
Amounts owing from related parties	10.190	12.847	—	—

(a)	Disclosures in respect of amounts owing to/from jointly controlled entities represent those balances which do not eliminate upon proportional consolidation.

Terms and conditions

Sales to and purchases from related parties of goods and services are made in arm’s length transactions at normal market prices and on normal commercial terms.

Outstanding balances at year end are unsecured and settlement occurs in cash.

No guarantees are provided or received for any related party receivables or payables.

No provision for doubtful debts has been recognised in relation to any outstanding balances and no expense has been recognised in respect of bad or doubtful debts due from related parties.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

34    Employee share ownership plans

Employee share awards—current plans

2009	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	8,194,079	550,839	—	486,168	8,258,750	—
Group Incentive Scheme Performance Shares (a)	150,687	—	101,865	7,800	41,022	41,022
Group Incentive Scheme Deferred Shares (a)	1,456,483	679,170	599,621	67,301	1,468,731	367,762
Group Incentive Scheme Options (a)	641,124	957,588	172,951	12,044	1,413,717	289,088
—weighted average exercise price—£	10.60	10.89	7.90	8.59	11.14	8.81
—weighted average share price—£			14.34
—weighted average remaining contractual term for outstanding options—days					364
Management Award Plan Restricted Shares (a)	—	1,052,500	8,666	84,224	959,610	—
Shareplus Matched Shares (b)	305,468	405,841	68,280	26,434	616,595	—

BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	20,260,877	1,350,000	7,750	1,271,996	20,331,131	—
Group Incentive Scheme Performance Shares (a)	639,287	—	523,548	38,088	77,651	77,651
Group Incentive Scheme Deferred Shares (a)	3,422,157	1,980,820	1,621,584	71,956	3,709,437	874,599
Group Incentive Scheme Options (a)	1,331,293	1,182,159	522,906	5,225	1,985,321	483,068
—weighted average exercise price—A$	25.05	29.15	15.95	11.11	29.92	22.74
—weighted average share price—A$			35.14
—weighted average remaining contractual term for outstanding options—days					340
Management Award Plan Restricted Shares (a)	—	2,484,233	15,556	115,730	2,352,947	—
Shareplus Matched Shares (b)	985,333	1,270,067	91,125	81,444	2,082,831	—

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

2008	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	6,311,626	2,340,993	15,000	443,540	8,194,079	—
Group Incentive Scheme Performance Shares (a)	594,363	—	319,210	124,466	150,687	150,687
Group Incentive Scheme Deferred Shares (a)	1,670,111	515,152	709,074	19,706	1,456,483	404,426
Group Incentive Scheme Options (a)	723,632	177,158	259,666	—	641,124	302,671
—weighted average exercise price—£	7.86	16.51	7.00	—	10.60	7.61
—weighted average share price—£			16.90
—weighted average remaining contractual term for outstanding options—days					237
Shareplus Matched Shares (b)	—	321,587	5,270	10,849	305,468	—

BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	16,766,200	6,018,068	—	2,523,391	20,260,877	—
Group Incentive Scheme Performance Shares (a)	1,915,489	—	1,073,121	203,081	639,287	639,287
Group Incentive Scheme Deferred Shares (a)	4,211,961	1,104,588	1,878,079	16,313	3,422,157	1,208,840
Group Incentive Scheme Options (a)	2,067,911	320,094	1,056,712	—	1,331,293	786,351
—weighted average exercise price—A$	16.26	43.61	13.47	—	25.05	17.14
—weighted average share price—A$			40.28
—weighted average remaining contractual term for outstanding options—days					260
Shareplus Matched Shares (b)	—	1,027,618	12,770	29,515	985,333	—

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

2007	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	4,941,466	2,567,500	45,000	1,152,340	6,311,626	—
Group Incentive Scheme Performance Shares (a)	1,946,513	—	1,117,246	234,904	594,363	336,539
Group Incentive Scheme Deferred Shares (a)	2,274,916	642,078	1,209,510	37,373	1,670,111	238,406
Group Incentive Scheme Options (a)	876,223	167,565	317,746	2,410	723,632	250,165
—weighted average exercise price—£	6.62	9.72	5.42	9.18	7.86	5.45
—weighted average share price—£			10.58
—weighted average remaining contractual term for outstanding options—days					179

BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	11,479,084	7,370,058	15,000	2,067,942	16,766,200	—
Group Incentive Scheme Performance Shares (a)	5,205,019	—	2,709,601	579,929	1,915,489	1,479,701
Group Incentive Scheme Deferred Shares (a)	5,180,015	1,488,581	2,339,938	116,697	4,211,961	1,018,470
Group Incentive Scheme Options (a)	2,248,014	242,596	389,664	33,035	2,067,911	1,402,249
—weighted average exercise price—A$	14.71	26.28	12.92	23.96	16.26	12.87
—weighted average share price—A$			27.86
—weighted average remaining contractual term for outstanding options—days					175

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Fair value and assumptions in the calculation of fair value

2009	Weighted average fair value of awards granted during the year (c)	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (e)	Dividend yield
	US$
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	13.55	3.30%	5 years		£18.41	28.9%	1.65%
Group Incentive Scheme Deferred Shares (a)	19.90	5.69%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	6.34	5.69%	3 years		£18.41	35.0%	1.65%
Management Award Plan Restricted Shares (a)	34.84	n/a	3 years		£18.41	n/a	1.65%
Shareplus Matched Shares (b)	31.66	6.52%	3 years		£17.44	n/a	1.53%

BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	15.74	3.30%	5 years	A$	44.40	28.9%	2.05%
Group Incentive Scheme Deferred Shares (a)	24.94	6.39%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	8.46	6.39%	3 years	A$	44.40	30.0%	2.05%
Management Award Plan Restricted Shares (a)	39.97	n/a	3 years	A$	44.40	n/a	2.05%
Shareplus Matched Shares (b)	36.11	5.93%	3 years	A$	42.06	n/a	1.47%

2008	Weighted average fair value of awards granted during the year (c)	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (e)	Dividend yield
	US$
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	10.33	5.00%	5 years		£13.90	26.0%	1.70%
Group Incentive Scheme Deferred Shares (a)	31.37	4.76%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	7.98	4.76%	3 years		£15.45	31.0%	1.49%
Shareplus Matched Shares (b)	21.50	6.64%	3 years		£11.68	n/a	1.67%

BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	11.04	5.00%	5 years	A$	35.03	26.0%	1.70%
Group Incentive Scheme Deferred Shares (a)	34.28	5.79%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	9.50	5.79%	3 years	A$	42.05	27.0%	1.52%
Shareplus Matched Shares (b)	23.49	6.35%	3 years	A$	30.30	n/a	1.68%

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

2007	Weighted average fair value of awards granted during the year (c)	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (e)	Dividend yield
	US$
BHP Billiton Plc
Long Term Incentive Plan Performance Shares (a)	4.90	5.16%	5 years		£10.49	25.0%	1.68%
Group Incentive Scheme Deferred Shares (a)	15.71	4.11%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	4.41	4.11%	3 years		£9.72	30.0%	1.78%

BHP Billiton Limited
Long Term Incentive Plan Performance Shares (a)	6.43	6.24%	5 years	A$	29.00	25.0%	1.51%
Group Incentive Scheme Deferred Shares (a)	17.50	5.14%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	4.93	5.14%	3 years	A$	26.40	26.0%	1.61%

Employee share awards—past plans (f)

2009	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Restricted Share Scheme	76,633	—	26,915	49,718	—	—
Co-Investment Plan	27,776	—	3,729	—	24,047	24,047

BHP Billiton Limited
Employee Share Plan Options	4,620,131	—	2,229,098	758,900	1,632,133	1,632,133
—weighted average exercise price—A$	7.59	—	7.25	6.10	8.38	8.38
Employee Share Plan Shares	11,039,818	—	1,905,055	—	9,134,763	9,134,763
Executive Share Scheme Partly Paid Shares	274,918	—	85,000	—	189,918	189,918
Performance Share Plan Performance Rights	357,607	—	262,569	—	95,038	95,038

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

2008	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Restricted Share Scheme	76,633	—	—	—	76,633	76,633
Co-Investment Plan	32,746	—	4,970	—	27,776	27,776

BHP Billiton Limited
Employee Share Plan Options	7,725,422	—	3,092,470	12,821	4,620,131	4,620,131
—weighted average exercise price—A$	7.65	—	7.74	6.92	7.59	7.59
Employee Share Plan Shares	12,501,289	—	1,461,471	—	11,039,818	11,039,818
Executive Share Scheme Partly Paid Shares	274,918	—	—	—	274,918	274,918
Performance Share Plan Performance Rights	518,942	—	161,335	—	357,607	357,607

2007	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Plc
Restricted Share Scheme	105,777	—	29,144	—	76,633	76,633
Co-Investment Plan	50,416	—	17,670	—	32,746	32,746

BHP Billiton Limited
Employee Share Plan Options	10,556,715	—	2,652,195	179,098	7,725,422	7,725,422
—weighted average exercise price—A$	7.76	—	8.06	7.88	7.65	7.65
Employee Share Plan Shares	14,153,576	—	1,652,287	—	12,501,289	12,501,289
Executive Share Scheme Partly Paid Shares	274,918	—	—	—	274,918	274,918
Performance Share Plan Performance Rights	1,011,999	—	493,057	—	518,942	518,942
Bonus Equity Share Plan Shares	47,662	—	47,662	—	—	—

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Employee share awards—summary (h) (i)

	Awards outstanding at:
Month of issue	30 June 2009	8 September 2009	Exercise price (g)	Exercise period/release date
BHP Billiton Plc
Long Term Incentive Plan Performance Shares
December 2008	550,839	550,839	—	Aug 2013 – Aug 2018
December 2007	2,051,076	2,039,201	—	Aug 2012 – Aug 2017
December 2006	2,049,041	2,041,166	—	Aug 2011 – Aug 2016
December 2005	2,084,708	2,080,833	—	Aug 2010 – Aug 2015
December 2004	1,523,086	738,370	—	Aug 2009 – Aug 2014

	8,258,750	7,450,409

Group Incentive Scheme
Deferred Shares
December 2008	635,714	609,828	—	Aug 2010 – Aug 2013
December 2007	465,255	285,522	—	Aug 2009 – Aug 2012
December 2006	202,911	172,406	—	Aug 2008 – Aug 2011
December 2005	128,256	128,256	—	Aug 2007 – Aug 2010
December 2004	36,595	—	—	Aug 2006 – Aug 2009
Options
December 2008	953,496	953,496	£10.89	Aug 2010 – Aug 2013
December 2007	171,133	171,133	£16.51	Aug 2009 – Aug 2012
December 2006	92,932	90,283	£9.72	Aug 2008 – Aug 2011
December 2005	164,030	156,839	£8.82	Aug 2007 – Aug 2010
December 2004	32,126	—	£6.11	Aug 2006 – Aug 2009
Performance Shares
December 2004	11,459	5,324	—	Aug 2007 – Aug 2010
November 2003	29,563	—	—	Aug 2006 – Aug 2009

	2,923,470	2,573,087

Management Award Plan
November 2008 and March 2009	959,610	949,054	—	Aug 2011 – Aug 2014

	959,610	949,054

Shareplus
September 2008 to June 2009	364,222	348,708	—	Apr 2012
September 2007 to June 2008	252,373	246,757	—	Apr 2011

	616,595	595,465

Co-Investment Plan
October 2001	24,047	24,047	—	Oct 2003 – Sep 2011

	24,047	24,047

BHP Billiton Limited
Long Term Incentive Plan Performance Shares
December 2008	1,350,000	1,350,000	—	Aug 2013 – Aug 2018
December 2007	5,431,357	5,340,805	—	Aug 2012 – Aug 2017
December 2006	5,076,014	5,009,588	—	Aug 2011 – Aug 2016
December 2005	4,950,742	4,932,036	—	Aug 2010 – Aug 2015
December 2004	3,523,018	1,805,008	—	Aug 2009 – Aug 2014

	20,331,131	18,437,437

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

Employee share awards—summary

	Awards outstanding at:
Month of issue	30 June 2009	8 September 2009	Exercise price (a)		Exercise period/release date
Group Incentive Scheme
Deferred Shares
December 2008	1,880,409	1,846,702		—	Aug 2010 – Aug 2013
December 2007	954,429	576,104		—	Aug 2009 – Aug 2012
December 2006	456,618	404,232		—	Aug 2008 – Aug 2011
December 2005	372,526	254,806		—	Aug 2007 – Aug 2010
December 2004	45,455	—		—	Aug 2006 – Aug 2009
Options
December 2008	1,182,159	1,182,159	A$	29.15	Aug 2010 – Aug 2013
December 2007	320,094	320,094	A$	43.61	Aug 2009 – Aug 2012
December 2006	176,201	162,868	A$	26.28	Aug 2008 – Aug 2011
December 2005	250,454	212,262	A$	21.91	Aug 2007 – Aug 2010
December 2004	56,413	—	A$	15.39	Aug 2006 – Aug 2009
Performance Shares
December 2004	18,885	18,885		—	Aug 2007 – Aug 2010
November 2003	58,766	—		—	Aug 2006 – Aug 2009

	5,772,409	4,978,112

Management Award Plan
November 2008 and March 2009	2,352,947	2,284,303		—	Aug 2011 – Aug 2014

	2,352,947	2,284,303

Shareplus
September 2008 to June 2009	1,207,391	1,186,724		—	Apr 2012
September 2007 to June 2008	875,440	861,943		—	Apr 2011

	2,082,831	2,048,667

Performance Share Plan Performance Rights
November 2001 (LTI)	95,038	69,192		—	Oct 2004 – Aug 2011

	95,038	69,192

Employee Share Plan Options
November 2001	623,360	529,560	A$	8.30	Oct 2004 – Sep 2011
November 2001	265,983	265,983	A$	8.29	Oct 2004 – Sep 2011
December 2000	337,514	284,854	A$	8.72	Jul 2003 – Dec 2010
December 2000	35,365	35,365	A$	8.71	Jul 2003 – Dec 2010
November 2000	142,492	142,492	A$	8.28	Jul 2003 – Dec 2010
November 2000	206,768	190,247	A$	8.27	Jul 2003 – Dec 2010
April 2000	20,651	20,651	A$	7.60	Apr 2003 – Apr 2010

	1,632,133	1,469,152

Employee Share Plan Shares
October 1997	1,488,937	1,463,123		—	Oct 1997 – Oct 2017
May 1995	2,492,369	2,444,872		—	May 1995 – May 2015
May 1994	1,761,117	1,721,880		—	May 1994 – May 2014
May 1993	1,413,561	1,376,389		—	May 1993 – May 2013
May 1992	1,171,325	1,138,283		—	May 1992 – May 2012
April 1991	731,871	711,220		—	Apr 1991 – Apr 2011
April 1990	75,583	73,518		—	Apr 1990 – Apr 2010

	9,134,763	8,929,285

Executive Share Scheme Partly Paid Shares
October 1997	74,959	74,959		—	Oct 1997 – Oct 2017
October 1996	74,959	74,959		—	Oct 1996 – Oct 2016
October 1995	40,000	40,000		—	Oct 1995 – Oct 2015

	189,918	189,918

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

(a)	Awards are made to senior management under four active employee ownership plans in BHP Billiton for FY2009: the Long Term Incentive Plan (LTIP), Group Incentive Scheme (GIS), Management Award Plan (MAP) and Group Incentive Short-Term Scheme (GSTIP). These awards take the form of Performance Shares, Deferred Shares and/or Options, and Restricted Shares in either BHP Billiton Plc or BHP Billiton Limited. Awards made are subject to performance hurdles (LTIP) and service conditions (all plans). Subject to the performance conditions and service conditions being met and the extent to which they are met, the awards will vest and the participant will become entitled to the appropriate number of ordinary shares or, if relevant, entitled to exercise options over the relevant number of ordinary shares. A description of the plans follows:

(i)	GIS and GSTIP

The GIS awards are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. During FY2009 the Group has introduced the GSTIP, which is a replacement plan to the GIS for employees below GMC. Awards are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. Deferred Shares and/or Options are subject to a two-year vesting period before they can be exercised. If, during that period, an individual resigns without the Remuneration Committee’s consent, or is dismissed for cause, their entitlement is forfeited. Deferred Shares and/or Options in respect of FY2009 will be awarded during FY2010.

(ii)	LTIP and MAP

The LTIP awards are in the form of Performance Shares, and are awarded annually. The Performance Hurdle applicable to the awards granted requires BHP Billiton’s Total Shareholder Return (TSR) over a five-year performance period to be greater than the weighted average TSR of a peer group of companies. To the extent that the Performance Hurdle is not achieved, awards are forfeited. There is no retesting. For all Performance Shares to vest, BHP Billiton’s TSR must exceed the weighted average TSR of the Index by a specified percentage, determined each year by the Committee. Since the establishment of the LTIP in 2004, this percentage has been set each year at 5.5 per cent. For performance between the weighted average TSR of the Index and 5.5 per cent per annum above the Index, vesting occurs on a sliding scale.

During FY2009 the Group has introduced the MAP, which is a replacement plan to the LTIP for employees below GMC. Under the MAP participants receive an Award of Restricted Shares, the number of which is determined by role, performance and organisation level. There are no performance conditions attached to the Award and all the shares that have been granted will vest at the end of three years providing participants remain in employment over that time.

Participants in all award plans are eligible to receive a payment equal to the dividend amount that would have been earned on the underlying shares represented by the Deferred Shares, Options, Restricted Shares and Performance Shares awarded to those participants (the Dividend Equivalent Payment). The Dividend Equivalent Payment is made to the participants once the underlying shares are issued or transferred to them. No Dividend Equivalent Payment is made in respect of Deferred Shares, Options and Performance Shares that lapse.

(b)	Shareplus, an all-employee share purchase plan, commenced in April 2007. Employees may contribute up to US$5,000 to acquire shares (Acquired Shares) in any Plan year. On the third anniversary of a Plan year, the Company will match the number of Acquired Shares held by the employee at that time. The employees have no beneficial entitlement to the Matched Shares until they are awarded. Acquired Shares are

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

purchased on a quarterly basis with the first purchase occurring in September 2007. Employees can sell their Acquired Shares at any time. If, prior to the third anniversary, an individual resigns without the Remuneration Committee’s consent, or is dismissed for cause, their entitlement is forfeited.

(c)	The fair value of awards as presented in the tables above represents the fair value at grant date. The fair values of awards granted were estimated using a Monte Carlo simulation methodology, Black-Scholes option pricing technique and net present value technique.

(d)	The risk-free interest rate used for the LTIP is an annual compound rate. The risk-free interest rate used for the GIS Options and Deferred Shares is a government bond rate.

(e)	Historical volatility has been used to estimate the volatility of the share price.

(f)	Awards issued under these plans occurred before 7 November 2002 and as such are exempt from the provisions of IFRS 2 ‘Share-based Payment’. Details of these plans have been provided here for information purposes only.

(g)	Exercise price on awards issued is equal to the exercise price as per awards outstanding.

(h)	Shares issued on exercise of awards under BHP Billiton’s employee share ownership plans include shares purchased on-market.

(i)	In respect of employee share awards, the Group utilises the following trusts:

(i)	The Billiton Employee Share Ownership Plan Trust (the Trust) is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, MAP, GIS, GSTIP, RSS, CIP, Shareplus and other employee share schemes operated by BHP Billiton Plc from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

(ii)	The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on market to satisfy exercises made under the LTIP, MAP, GIS, GSTIP and PSP.

(iii)	The BHP Billiton Limited Executive Incentive Schemes Trust (BEIS Trust) is a discretionary trust established for the purposes of holding shares in BHP Billiton Limited to satisfy exercises made under the LTIP, MAP, GIS, GSTIP, Shareplus and other employee share schemes operated by BHP Billiton Limited from time to time.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

35    Employees

	2009 Number	2008 Number	2007 Number
Average number of employees (a)
Petroleum	2,105	2,143	2,299
Aluminium	4,938	5,145	4,903
Base Metals	7,731	7,443	6,545
Diamonds and Specialty Products	1,923	2,043	1,853
Stainless Steel Materials	4,039	4,223	3,626
Iron Ore	3,254	3,105	2,809
Manganese	2,532	2,142	2,076
Metallurgical Coal	3,892	3,680	3,564
Energy Coal	8,437	9,183	9,595
Group and unallocated	2,139	2,625	2,677

	40,990	41,732	39,947

(a)	Average employee numbers include executive Directors, 100 per cent of employees of subsidiary companies, and our share of proportionally consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.

36    Auditor’s remuneration

	2009	2008	2007
	US$M	US$M	US$M
Fees payable to the Group’s auditor for audit services
Audit of the Group’s annual report	4.149	3.517	2.977
Audit of subsidiaries and associates pursuant to legislation (a)	10.492	10.159	8.167

Total audit services	14.641	13.676	11.144

Fees payable to the Group’s auditor for other services
Other services pursuant to legislation (b)	6.050	5.009	6.542
Other services relating to taxation (c)	0.068	0.063	0.198
Other services relating to corporate finance (d)	3.571	3.253	0.212
All other services (e)	0.762	1.085	0.374

Total other services	10.451	9.410	7.326

Total fees	25.092	23.086	18.470

All amounts were paid to KPMG or KPMG affiliated firms.

(a)	This amount includes audit fees of US$0.079 million (2008: US$0.100 million; 2007: US$0.158 million) for pension funds and statutory audit of subsidiaries and other audit work performed in relation to the Group’s Annual Report by KPMG non-head office teams. For UK purposes this would be classified as a separate component of ‘other services’.

(b)	Mainly includes review of half-year reports and audit work in relation to compliance with Section 404 of the US Sarbanes-Oxley Act.

(c)	Mainly includes tax compliance services.

(d)	Mainly includes services in connection with acquisitions, divestments and debt raising transactions.

(e)	Mainly includes advice on accounting matters and performing other procedures of an audit nature.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Notes to the Financial Statements—(continued)

37    Subsequent events

Other than the matters outlined elsewhere in these financial statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Supplementary oil and gas information—unaudited

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

	Australia/Asia	Americas	Europe/Africa/ Middle East	Total
	US$M	US$M	US$M	US$M
Capitalised cost
2009
Unproved properties	224	630	—	854
Proved properties	8,416	6,447	3,339	18,202

Total costs (a)	8,640	7,077	3,339	19,056
Less: Accumulated depreciation, depletion, amortisation and impairments (a)	(4,053)	(1,628)	(2,775)	(8,456)

Net capitalised costs	4,587	5,449	564	10,600

Capitalised cost
2008
Unproved properties	193	568	—	761
Proved properties	7,291	5,576	3,804	16,671

Total costs (a)	7,484	6,144	3,804	17,432
Less: Accumulated depreciation, depletion, amortisation and impairments (a)	(3,503)	(1,047)	(3,031)	(7,581)

Net capitalised costs	3,981	5,097	773	9,851

2007
Unproved properties	107	551	—	658
Proved properties	5,962	4,096	3,841	13,899

Total costs (a)	6,069	4,647	3,841	14,557
Less: Accumulated depreciation, depletion, amortisation and impairments (a)	(2,937)	(647)	(2,820)	(6,404)

Net capitalised costs	3,132	4,000	1,021	8,153

(a)	Includes US$286 million (2008: US$286 million; 2007: US$286 million) attributable to prior year revaluations of fixed assets above historical costs and related accumulated amortisation thereof of US$249 million (2008: US$246 million; 2007: US$243 million).

BHP BILLITON 2009 FINANCIAL STATEMENTS

Supplementary oil and gas information—unaudited (continued)

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

	Australia/Asia	Americas	Europe/Africa/ Middle East	Total
	US$M	US$M	US$M	US$M
2009
Acquisitions of proved property	—	—	—	—
Acquisitions of unproved property	—	60	—	60
Exploration (a)	84	399	5	488
Development	1,178	859	38	2,075

Total costs (b)	1,262	1,318	43	2,623

2008
Acquisitions of proved property	—	—	—	—
Acquisitions of unproved property	—	—	—	—
Exploration (a)	124	554	14	692
Development	1,017	1,178	8	2,203

Total costs (b)	1,141	1,732	22	2,895

2007
Acquisitions of proved property	—	334	—	334
Acquisitions of unproved property	—	261	—	261
Exploration (a)	95	286	14	395
Development	848	962	117	1,927

Total costs (b)	943	1,843	131	2,917

(a)	Represents gross exploration expenditure.

(b)	Total costs include US$2,223 million (2008: US$2,583 million; 2007: US$2,665 million) capitalised during the year.

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Supplementary oil and gas information—unaudited (continued)

Revenues are reflected net of royalties but before deduction of production taxes. Revenues include sales to affiliates but amounts are not significant.

	Australia/Asia	Americas	Europe/Africa/ Middle East	Total
	US$M	US$M	US$M	US$M
2009
Oil and gas revenue	4,557	1,580	882	7,019
Production costs	(397)	(196)	(161)	(754)
Exploration expenses	(55)	(340)	(5)	(400)
Depreciation, depletion and amortisation	(575)	(609)	(177)	(1,361)
Production taxes (a)	(300)	—	(2)	(302)

	3,230	435	537	4,202
Income taxes	(970)	(204)	(315)	(1,489)
Royalty related taxes (b)	(470)	—	(11)	(481)

Results of oil and gas producing activities (c)	1,790	231	211	2,232

2008
Oil and gas revenue	5,013	1,723	1,364	8,100
Production costs	(315)	(130)	(192)	(637)
Exploration expenses	(88)	(271)	—	(359)
Depreciation, depletion and amortisation	(471)	(380)	(252)	(1,103)
Production taxes (a)	(237)	—	(3)	(240)

	3,902	942	917	5,761
Income taxes	(1,710)	(387)	(542)	(2,639)
Royalty related taxes (b)	(590)	—	(5)	(595)

Results of oil and gas producing activities (c)	1,602	555	370	2,527

2007
Oil and gas revenue	3,309	457	1,189	4,955
Production costs	(339)	(41)	(173)	(553)
Exploration expenses	(57)	(263)	(14)	(334)
Depreciation, depletion and amortisation	(248)	(153)	(277)	(678)
Production taxes (a)	(196)	—	(2)	(198)

	2,469	—	723	3,192
Income taxes	(506)	(48)	(388)	(942)
Royalty related taxes (b)	(573)	—	(1)	(574)

Results of oil and gas producing activities (c)	1,390	(48)	334	1,676

(a)	Includes royalties and excise duty.

(b)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.

(c)	Amounts shown exclude general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 2 to the financial statements. There are no equity minority interests.

BHP BILLITON 2009 FINANCIAL STATEMENTS

Supplementary oil and gas information—unaudited (continued)

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (‘Standardised measure’)

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised measure is based on the BHP Billiton Group’s estimated proved reserves, (as presented in section 2.14.1 ‘Petroleum Reserves’) and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The Standardised measure is prepared on a basis which presumes that year end economic and operating conditions will continue over the periods in which year end proved reserves would be produced. The effects of future inflation, future changes in exchange rates and expected future changes in technology, taxes and operating practices have not been included.

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

BHP BILLITON 2009 FINANCIAL STATEMENTS

Supplementary oil and gas information—unaudited (continued)

	Australia/Asia	Americas	Europe/Africa/ Middle East	Total
	US$M	US$M	US$M	US$M
Standardised measure
2009
Future cash inflows	38,025	14,400	3,408	55,833
Future production costs	(14,475)	(2,018)	(823)	(17,316)
Future development costs (a)(b)	(7,775)	(2,263)	(386)	(10,424)
Future income taxes	(3,843)	(2,846)	(1,261)	(7,950)

Future net cash flows	11,932	7,273	938	20,143
Discount at 10 per cent per annum	(5,266)	(2,730)	(142)	(8,138)

Standardised measure	6,666	4,543	796	12,005

2008
Future cash inflows	64,675	30,513	5,550	100,738
Future production costs	(23,848)	(2,404)	(1,517)	(27,769)
Future development costs (a)(b)	(7,443)	(1,887)	(511)	(9,841)
Future income taxes	(10,219)	(8,744)	(2,044)	(21,007)

Future net cash flows	23,165	17,478	1,478	42,121
Discount at 10 per cent per annum	(8,686)	(6,580)	(239)	(15,505)

Standardised measure	14,479	10,898	1,239	26,616

2007
Future cash inflows	37,470	13,702	4,047	55,219
Future production costs	(12,380)	(1,895)	(1,216)	(15,491)
Future development costs (a)(b)	(5,787)	(1,809)	(439)	(8,035)
Future income taxes	(5,997)	(2,727)	(1,470)	(10,194)

Future net cash flows	13,306	7,271	922	21,499
Discount at 10 per cent per annum	(5,436)	(2,388)	(130)	(7,954)

Standardised measure	7,870	4,883	792	13,545

(a)	Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2009 are estimated to be US$2,693 million and this amount has been included in the Standardised measure calculation.

(b)	Future costs to develop proved undeveloped reserves over the next three years are expected to be US$2,185 million (2010), US$2,102 million (2011) and US$1,131 million (2012).

BHP BILLITON 2009 FINANCIAL STATEMENTS

Supplementary oil and gas information—unaudited (continued)

Changes in the Standardised measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2009	2008	2007
	US$M	US$M	US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	26,616	13,545	13,832
Revisions:
Prices, net of production costs	(21,588)	20,778	500
Revisions of quantity estimates (a)	1,100	1,629	331
Accretion of discount	3,998	2,011	2,006
Changes in production timing and other (b)	(3,690)	(1,792)	(1,372)

	6,436	36,171	15,297
Sales of oil and gas, net of production costs	(5,421)	(7,156)	(4,124)
Acquisitions of reserves-in-place	—	—	52
Sales of reserves-in-place	—	—	(10)
Development costs incurred which reduced previously estimated development costs	2,075	2,203	1,927
Extensions, discoveries, and improved recoveries, net of future costs	1,056	2,199	737
Changes in future income taxes	7,859	(6,801)	(334)

Standardised measure at the end of the year	12,005	26,616	13,545

(a)	Changes in reserves quantities are shown in the Petroleum Reserves tables in section 2.14.1.

(b)	Includes the effect of foreign exchange and changes in future development costs.

Accounting for suspended exploratory well costs

Refer to Accounting Policies ‘Exploration and evaluation expenditure’ for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following table presents the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2009, 30 June 2008 and 30 June 2007.

	2009	2008	2007
	US$M	US$M	US$M
Movement in capitalised exploratory well costs
Balance at the beginning of the year	245.9	236.3	215.7
Additions to capitalised exploratory well costs pending the determination of proved reserves	122.4	111.2	100.3
Capitalised exploratory well costs charged to expense	(68.6)	(100.1)	(77.6)
Reclassifications to development	—	(1.5)	(2.1)

Balance at the end of the year	299.7	245.9	236.3

BHP BILLITON 2009 FINANCIAL STATEMENTS

Supplementary oil and gas information—unaudited (continued)

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling.

	2009	2008	2007
	US$M	US$M	US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	83.0	78.7	112.5
Exploratory well costs capitalised for a period greater than one year	216.7	167.2	123.8

Balance at the end of the year	299.7	245.9	236.3

	2009	2008	2007
Number of projects that have been capitalised for a period greater than one year	7	7	6

BHP BILLITON 2009 FINANCIAL STATEMENTS