Form 20-F
period 2010-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2010-09-21
CIK 811809, 1171264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2010

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Form 20-F Cross Reference Table

Item Number	Description	Report section reference
1.	Identity of directors, senior management and advisors	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key Information
A	Selected financial information	1.4.1
B	Capitalisation and indebtedness	Not applicable
C	Reasons for the offer and use of proceeds	Not applicable
D	Risk factors	1.5
4.	Information on the company
A	History and development of the company	2.2.1, 2.2.2 to 2.2.10, 2.3, 2.11 and 3
B	Business overview	1, 2.2 to 2.9 and 3.1
C	Organisational structure	2.11 and Note 25 to the Financial Statements
D	Property, plant and equipment	2.1, 2.2.2 to 2.2.10, 2.3, 2.8, 2.14 and 3.7.2
4A.	Unresolved staff comments	None
5.	Operating and financial review and prospects
A	Operating results	1.5, 2.7, 3.4, 3.6
B	Liquidity and capital resources	3.7
C	Research and development, patents and licenses etc	2.5, 2.6 and 7.16
D	Trend information	3.4.1 to 3.4.8
E	Off-balance sheet arrangements	3.8 and Notes 21 and 22 to the Financial Statements
F	Tabular disclosure of contractual obligations	3.8 and Notes 21, 22 and 28 to the Financial Statements
6.	Directors, senior management and employees
A	Directors and senior management	4.1 and 4.2
B	Compensation	6
C	Board practices	4.1, 4.2, 5, 6.3, 6.4, 6.6 and 6.7
D	Employees	2.10 and 7.8
E	Share ownership	6, 7.8, 7.20 and 7.21
7.	Major shareholders and related party transactions
A	Major shareholders	11.2
B	Related party transactions	3.9 and Note 31 to the Financial Statements
C	Interests of experts and counsel	Not applicable
8.	Financial Information
A	Consolidated statements and other financial information	9, 11.3 and F–1 to F–96
B	Significant changes	3.10
9.	The offer and listing
A	Offer and listing details	11.4
B	Plan of distribution	Not applicable
C	Markets	11.1
D	Selling shareholders	Not applicable

Item Number	Description	Report section reference
E	Dilution	Not applicable
F	Expenses of the issue	Not applicable
10.	Additional Information
A	Share capital	Not applicable
B	Memorandum and articles of association	2.7.3 and 2.13
C	Material contracts	2.12
D	Exchange controls	2.7.3
E	Taxation	11.5
F	Dividends and paying agents	Not applicable
G	Statement by experts	Not applicable
H	Documents on display	2.13.14
I	Subsidiary information	3.9 and Note 25 to the Financial Statements
11.	Quantitative and qualitative disclosures about market risk	3.7.4 and Note 28 to the Financial Statements
12.	Description of securities other than equity securities	Not applicable
13.	Defaults, dividend arrearages and delinquencies	There have been no defaults, dividend arrearages or delinquencies
14.	Material modifications to the rights of security holders and use of proceeds	There have been no material modifications to the rights of security holders and use of proceeds since our last Annual Report
15.	Controls and procedures	5.5.1 and 5.13
16.
A	Audit committee financial expert	4.1 and 5.5.1
B	Code of ethics	5.9
C	Principal accountant fees and services	5.13.2 and Note 34 to the Financial Statements
D	Exemptions from the listing standards for audit committees	Not applicable
E	Purchases of equity securities by the issuer and affiliated purchasers	7.2
F	Change in Registrant’s Certifying Accountant	There has been no change of the Registrant’s Certifying Accountant since our last Annual Report
G	Corporate Governance	5.11
17.	Financial statements	Not applicable as Item 18 complied with
18.	Financial statements	F–1 to F–96, Exhibit 15.1
19.	Exhibits	12

1 Key information

1.1 Our business

We are the world’s largest diversified natural resources company. Our corporate objective is to create long-term value for shareholders through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions. We pursue this objective through our unchanged strategy of investing in ‘tier one’ assets that are large, low-cost and long-life to provide a balanced portfolio of export-oriented commodities:

•	steelmaking products - iron ore, metallurgical coal, manganese;

•	non-ferrous products - copper, aluminium, nickel, diamonds, potash;

•	energy products - petroleum, energy coal, uranium.

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

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia. BHP Billiton Plc has a premium listing on the London Stock Exchange (LSE) in the UK and a secondary listing on the Johannesburg Stock Exchange in South Africa. In addition, BHP Billiton Limited American Depositary Receipts (ADRs) and BHP Billiton Plc ADRs trade on the New York Stock Exchange (NYSE) in the US.

As at 30 June 2010, we had a market capitalisation of approximately US$165.6 billion. For the year ended 30 June 2010, we reported net operating cash flow of US$17.9 billion, profit attributable to shareholders of US$12.7 billion and revenue of US$52.8 billion. We have approximately 100,000 employees and contractors working in more than 100 operations in over 25 countries.

We operate nine businesses, called Customer Sector Groups (CSGs), which are aligned with the commodities we extract and market:

•	Petroleum

•	Aluminium

•	Base Metals (including Uranium)

•	Diamonds and Specialty Products

•	Stainless Steel Materials

•	Iron Ore

•	Manganese

•	Metallurgical Coal

•	Energy Coal.

1.2 Chairman’s Review

I am pleased to report that in a difficult global economic and financial environment, BHP Billiton continued to perform well and strengthened its strategic and financial position.

While the global economic outlook has improved, the recovery remains fragile. Despite a near-term slowing in China, we continue to believe that the fundamentals driving Asian growth are robust. It is clear to the Board that the long-term outlook for BHP Billiton is strong. We have unique assets that are critical to the growth of the world’s developing economies, and a geographic and commodity spread that reduces risk and optimises opportunity.

During the year, your Chief Executive, Marius Kloppers, and his team focused on delivering strong production and cost performance as well as investing in new growth opportunities.

Our strategy is clear and remains unchanged since 2001. We focus on large, long-life, low-cost, upstream, high-quality assets, diversified by commodity, geography and markets. This strategy means more predictable business performance over time which, in turn, underpins the creation of value for our shareholders, customers, employees and, importantly, the communities in which we operate.

The execution of our strategy resulted in a profit from operations, excluding exceptional items, of US$19.7 billion an increase of 8.3 per cent. Net operating cash flows were US$17.9 billion, US$7.7 billion of which was reinvested in new growth projects. In addition, the Board increased dividends by 6.1 per cent to 87 cents per share, in line with our progressive dividend policy.

While the Board is pleased with these results, our progress in the critical area of safety is still below expectation. We continued to reduce the number of workplace injuries, however five people lost their lives at our operations this year. This is clearly unacceptable and a tragedy for their families, friends and colleagues.

In August 2010, we announced a fully funded takeover of Potash Corporation of Saskatchewan. The proposed acquisition meets our criteria of developing quality long-life assets using our existing mining skills to gain a leading position in the growing world market for fertiliser. We are committed to being a strong corporate citizen in Saskatchewan and New Brunswick, Canada, and our intention is to establish a global potash business based in Canada.

Important governance developments occurred in the UK, US and Australia during the year responding to the challenges of the global recession. We support the changes, particularly the emphasis on ensuring Boards comprise Directors with the collective set of essential skills and experience to govern the Group supported by robust succession planning and performance evaluation.

As part of our Board succession, Carolyn Hewson and Malcolm Broomhead joined the Board in March 2010. Together they bring deep experience in industrial and resource companies, financial markets and investment risk management. During the year, Don Argus, Paul Anderson, Gail de Planque, David Jenkins and David Morgan retired from the Board. We thank each of them for their contribution, particularly former Chairman Don Argus AC.

We have always believed that corporate governance and executive remuneration practices are critical issues for any company and its stakeholders. We support the need for simplified and transparent executive remuneration reporting, and these have been key influences on the structure of our remuneration report this year.

Our Remuneration Committee reviewed the Group’s Long Term Incentive Plan for our most senior executives. The plan was originally introduced in 2004 and, given the changes in the global environment, the Committee believed a review was warranted. We consulted widely with our shareholders as well as governance advisers. As a result, we continue to believe that the duration of our five-year, long-term plan is appropriate. However, we also believe it is important to change some design elements as the plan produced highly leveraged outcomes not reflective of our business strategy. This is a matter on which we will seek shareholder approval.

One thing that has impressed me since the time I started as a Director in 2006 has been the quality of BHP Billiton people throughout the Group. In resources, as in many other industries, results are not only a function of the quality of the assets but the quality of the people operating and managing those assets.

Marius is a talented Chief Executive and he has developed a strong and diverse team with a depth of talent to support him. On your behalf, the Board would like to thank everyone involved with our Company for the contribution they have made in this challenging year.

Finally, since becoming Chairman this year after the retirement of Don Argus, I have had the privilege of meeting many of our institutional and individual shareholders. This is a rewarding part of my role and I look forward to meeting many more of you over the coming years.

1.3 Chief Executive Officer’s Report

Financial year 2010 was a year that presented a broad mix of challenges and achievements. Despite continued volatility and ongoing uncertainty across the global economy, BHP Billiton delivered a strong operational and financial performance.

It is our consistent and long-term strategy of focusing on a portfolio of upstream, tier one, low-cost assets diversified by commodity, market and geography that underpinned our ability to overcome the challenges during the year. I am encouraged by the Group’s performance, which is testament to our focus on creating shareholder value in the long term.

We are a leading global resources company and our successes and achievements are significant. However, we cannot say we are truly successful until we eliminate fatalities and serious injuries in our workplace. This year we continued to make progress in reducing the number of injuries, though we did not meet our targets. It is with great sadness that I report to you that five of our colleagues lost their lives at work during the year and I personally extend my condolences to the families and friends of those individuals.

This is a stark reminder that we must lead in a way that ensures a safe workplace, and we can only do this by creating operating discipline and simplifying the way we work. Safety starts with strong leadership and I cannot emphasise enough how important this is to me personally and to our Group.

I am pleased to announce that BHP Billiton operations this year delivered solid results, with annual production records achieved in our Iron Ore and Petroleum businesses. In Iron Ore, this marked the tenth consecutive annual production record, and for Petroleum, it was the third consecutive production record. Our long-life, low-cost expandable assets provide our Company with the capacity to continue to deliver and strengthen our position in a range of markets.

By operating at full capacity whenever possible and staying focused on eliminating low value activities, we maintained our low-cost position and our ability to generate robust cash flows.

Of significant note in FY2010 was the move from annually negotiated benchmark prices in metallurgical coal and iron ore to shorter-term reference pricing. We have long advocated a move to a more transparent pricing regime and will actively support the development of a wider traded market in these commodities.

This move brings metallurgical coal and iron ore into line with how the rest of our portfolio is priced globally and moves us closer to achieving our stated objective of market prices for all of our commodities. More broadly, prices for our products recovered during the year driven by demand in China and restocking in the Organisation for Economic Co-operation and Development (OECD) countries. While government stimulus measures generally supported a gradual return to normalised global trade, the improvement in the developed economies was from a low base.

We believe that the recovery momentum of the major economies will remain uncertain as the impact of fiscal and monetary stimuli fades. Therefore, we are still cautious in our short-term view of the economy.

In the longer term, we are encouraged by the fundamentals underpinning sustained growth in China and India, which will continue to drive a strong demand for our products. This, along with our strong balance sheet, supports our capacity for future growth. We have extensive experience operating in emerging resource regions and we have the capability to capture additional opportunities as they arise.

Our disciplined approach to capital deployment has enabled BHP Billiton to both invest in the expansion of high-quality assets and further diversify our portfolio by commodity, market and geography, consistent with our unchanged strategy. The acquisition of Athabasca Potash earlier this year ensures our Group has access to more than 14,000 square kilometres of prospective exploration ground in the world-class Saskatchewan potash basin. Our all-cash bid to acquire Potash Corporation of Saskatchewan, the world’s largest integrated fertiliser company and world’s largest producer of potash by capacity, is consistent with our strategy and is a natural fit with BHP Billiton’s greenfield land holdings in Canada. This acquisition represents an acceleration of our entry into the fertiliser industry.

This, plus the delivery of five major capital projects, is evidence of our growth capabilities.

However, we only earn the right to grow this business if we can do it safely, in an environmentally sound manner and in a way that demonstrates our unqualified commitment to working with integrity. I believe it is worth reiterating that safe growth underpinned by demonstrating our Charter values can only be achieved through leadership commitment and operating discipline. I want to take this opportunity to sincerely thank our employees and contractors and other stakeholders for their efforts in responding to the accountabilities articulated in our operating model.

Our Company has a clear strategy for growing our value, within a disciplined framework, and using prudent decision-making. Who and what we are today is the product of the vision and efforts of previous management teams in executing a consistent strategy. It is our responsibility to not only preserve, but enhance and increase the value of that legacy.

1.4 Selected key measures

1.4.1 Financial information

Our selected financial information reflects the operations of the BHP Billiton Group, and should be read in conjunction with the 2010 financial statements, together with the accompanying notes.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and as outlined in note 1 ‘Accounting policies’ to the financial statements in this Annual Report. We publish our consolidated financial statements in US dollars.

	2010	2009	2008	2007 (a)	2006 (a)
Consolidated Income Statement (US$M except per share data)
Revenue	52,798	50,211	59,473	47,473	39,099
Profit from operations	20,031	12,160	24,145	19,724	15,716
Profit attributable to members of BHP Billiton Group	12,722	5,877	15,390	13,416	10,450
Dividends per ordinary share – paid during the period (US cents)	83.0	82.0	56.0	38.5	32.0
Dividends per ordinary share – declared in respect of the period (US cents)	87.0	82.0	70.0	47.0	36.0
Earnings per ordinary share (basic) (US cents) (b)	228.6	105.6	275.3	229.5	173.2
Earnings per ordinary share (diluted) (US cents) (b)	227.8	105.4	274.8	228.9	172.4
Number of ordinary shares (millions)
- At period end	5,589	5,589	5,589	5,724	5,964
- Weighted average	5,565	5,565	5,590	5,846	6,035
- Diluted	5,595	5,598	5,605	5,866	6,066
Consolidated Balance Sheet (US$M)
Total assets	88,852	78,770	76,008	61,404	51,343
Share capital (including share premium)	2,861	2,861	2,861	2,922	3,242
Total equity attributable to members of BHP Billiton Group	48,525	39,954	38,335	29,667	24,218
Other financial information
Underlying EBIT (US$M) (c)	19,719	18,214	24,282	20,067	15,277
Net operating cash flow (US$M)	17,920	18,863	17,817	15,957	11,325
Gearing (d)	6.3%	12.1%	17.8%	25.0%	27.2%

(a)	On 1 July 2007, the Group adopted the policy of recognising its proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognised using the equity method. Comparative figures for the years 2007 and 2006 that were affected by the policy change have been restated.
(b)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Limited and BHP Billiton Plc after deduction of the weighted average number of shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Plan Trust and the BHP Bonus Equity Plan Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are shares contingently issuable under Employee Share Ownership Plans.
(c)	Underlying EBIT is profit from operations, excluding the effect of exceptional items. See section 3.6.1 for more information about this measure, including a reconciliation to profit from operations.
(d)	See section 10 for glossary definitions.

1.4.2 Operational information

Our Board and Group Management Committee monitor a range of financial and operational performance indicators, reported on a monthly basis, to measure performance over time. We also monitor a comprehensive set of health, safety, environment and community contribution indicators.

	FY2010	FY2009		FY2008
People and Licence to operate – Health, safety, environment and community
Total Recordable Injury Frequency (TRIF) (a)	5.3	5.6		5.9
Community investment (US$M) (a) (b)	200.5	197.8	(b)	141.0
Production (c)
Total Petroleum Production (million barrels of oil equivalent)	158.56	137.97		130.07
Alumina (‘000 tonnes)	3,841	4,396		4,554
Aluminium (‘000 tonnes)	1,241	1,233		1,298
Copper cathode and concentrate (‘000 tonnes)	1,075.2	1,207.1		1,375.5
Nickel (‘000 tonnes)	176.2	173.1		167.9
Iron ore (‘000 tonnes)	124,962	114,415		112,260
Metallurgical coal (‘000 tonnes)	37,381	36,416		35,193
Manganese alloys (‘000 tonnes)	583	513		775
Manganese ores (‘000 tonnes)	6,124	4,475		6,575
Energy coal (‘000 tonnes)	66,131	66,401		80,868

(a)	See section 10 for glossary definitions.
(b)	In FY2009 we established a UK-based charitable company, BHP Billiton Sustainable Communities, registered with the UK Charities Commission for the purpose of funding community investment globally. In FY2010 our voluntary community contribution included the provision of US$80 million (2009: US$60 million; 2008: $US0 million) to BHP Billiton Sustainable Communities.
(c)	Further details appear in section 2.3 of this Report.

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

Fluctuations in commodity prices and impacts of the global financial crisis may negatively impact our results

The prices we obtain for our oil, gas, minerals and other commodities are determined by, or linked to, prices in world markets, which have historically been subject to substantial variations. The Group’s usual policy is to sell its products at the prevailing market prices. The diversity provided by the Group’s broad portfolio of commodities may not fully insulate the effects of price changes. Fluctuations in commodity prices can occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, industry demand and supply balances, product substitution and national tariffs. The ongoing effects of the global financial crisis has impacted commodity markets in terms of lower prices, reduced demand and increased price volatility. The ongoing uncertainty and impact on global economic growth, particularly in the developed economies, may impact future demand and prices for commodities. The influence of hedge and other financial investment funds participating in commodity markets has increased in recent years, contributing to higher levels of price volatility. The impact of potential longer-term sustained price shifts and shorter-term price volatility creates the risk that our financial and operating results and asset values will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

We seek to maintain a solid ‘A’ credit rating as part of our strategy. Notwithstanding our financial and capital management programs the ongoing effects of the global financial crisis may impact our future cash flows, ability to adequately access and source capital from financial markets and our credit rating.

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

The commercial counterparties we transact with may not meet their obligations and negatively impact our results

We commercially contract with a large number of commercial and financial counterparties including customers, suppliers, and financial institutions. The global financial crisis has placed strains on global financial markets, reduced liquidity and impacted business conditions generally. Our existing counterparty credit controls may not prevent a material loss due to credit exposure to a major customer or financial counterparty. In addition, customers, suppliers, contractors or joint venture partners may fail to perform against existing contracts and obligations. Non-supply of key inputs or equipment may unfavourably impact our operations. Reduced liquidity and available sources of capital in financial markets may impact the cost and ability to fund planned investments. These factors could negatively affect our financial condition and results of operations.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect our future results and financial condition

The increased demand for our products and increased production rates from our operations in recent years has resulted in existing reserves being depleted at an accelerated rate. As our revenues and profits are related to our oil and gas and minerals operations, our results and financial conditions are directly related to the success of our exploration and acquisition efforts, and our ability to replace existing reserves. Exploration activity occurs adjacent to established operations and in new regions, in developed and less developed countries. These activities may increase land tenure, infrastructure and related political risks. A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

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

Reduction in Chinese demand may negatively impact our results

The Chinese market has become a significant source of global demand for commodities. In CY2009, China represented 56 per cent of global seaborne iron ore demand, 36 per cent of copper demand, 35 per cent of nickel demand, 39 per cent of aluminium demand, 42 per cent of energy coal demand and nine per cent of oil demand. China’s demand for these commodities has been driving global materials demand over the past decade.

The strong economic growth and infrastructure development in China of recent years has been tempered by the global financial crisis. Sales into China generated US$13.2 billion (FY2009: US$9.9 billion), or 25.1 per cent (FY2009: 19.7 per cent), of our revenue in the year ended 30 June 2010. A slowing in China’s economic growth could result in lower prices and demand for our products and therefore reduce our revenues.

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

Actions by governments or political events in the countries in which we operate could have a negative impact on our business

We have operations in many countries around the globe, some of which have varying degrees of political and commercial stability. We operate in emerging markets, which may involve additional risks that could have an adverse impact upon the profitability of an operation. These risks could include terrorism, civil unrest, nationalisation, renegotiation or nullification of existing contracts, leases, permits or other agreements, and changes in laws and policy, as well as other unforeseeable risks. Risks relating to bribery and corruption may be prevalent in some of the countries in which we operate. If one or more of these risks occurs at one of our major projects, it could have a negative effect on the operations in those countries, as well as the Group’s overall operating results and financial condition.

Our operations are based on material long term investments that anticipate long term fiscal stability. Following the global financial crisis some governments face increased debt and funding obligations and may seek additional sources of revenue and economic rent by increasing rates of taxation, royalties or resource rent taxes to levels that are globally uncompetitive to the resource industry. Such taxes may negatively impact the financial results of existing businesses and reduce the anticipated future returns and overall level of prospective investment in those countries.

On 2 May 2010, the Australian Government proposed a Resource Super Profits Tax at a rate of 40 per cent on profits made from the extraction of non-renewable resources. Subsequently, on 2 July 2010, this proposal was amended to a Minerals Resource Rent Tax (MRRT), at a rate of 30 per cent (with a 25 per cent extraction allowance – effectively resulted in a 22.5 per cent additional tax on profits) for iron ore and coal, while the current Petroleum Resource Rent Tax (PRRT) will be extended to all Australian oil and gas projects, including the North West Shelf. Legislation is proposed to be introduced into parliament in late CY2011, and then for the commencement date of the new tax regime to be 1 July 2012. The MRRT would operate in parallel with State and Territory royalty regimes, and those royalties in place or scheduled at 2 May 2010 would be creditable against the MRRT. The proposed MRRT would increase the effective tax rate of Australian coal and iron ore operations and the North West Shelf project. This could have a negative effect on the operating results of the Group’s Australian operations. The MRRT is subject to passing by the Australian Parliament and may differ (wholly or in part) in its final form.

With the objective of raising more funds to face the reconstruction following the recent earthquake in Chile, the Chilean Government announced on 16 April 2010 an intention to increase the Corporate Income Tax rate (First Category Tax –FCT) as well as changing the Mining Tax in exchange for extending the tax invariability period available to investors, from 2017 currently in place for an extra eight years to 2025. The current draft legislation proposes a temporary increase of the FCT rate for two years (2010-2011) with the change in the Mining Tax regime having been removed from the current proposed bill. Any potential tax changes in the future if implemented may impact our financial results from Chilean operations.

Our business could be adversely affected by new government regulation, such as controls on imports, exports and prices. Increasing requirements relating to regulatory, environmental and social approvals can potentially result in significant delays in construction and may adversely impact upon the economics of new mining and oil and gas projects, the expansion of existing operations and results of our operations.

Infrastructure, such as rail, ports, power and water, is critical to our business operations. We have operations or potential development projects in countries where government provided infrastructure or regulatory regimes for access to infrastructure, including our own privately operated infrastructure, may be inadequate or uncertain. These may adversely impact the efficient operations and expansion of our businesses. On 30 June 2010, the Australian Competition Tribunal granted declaration of BHP Billiton’s Goldsworthy rail line, but rejected the application for declaration of its Newman rail line under Part IIIA of the Trade Practices Act. Following the tribunal’s decision, access seekers may now negotiate for access to the Goldsworthy railway. These negotiations, and the availability and terms of access, would be governed by the Part IIIA statutory framework, and either the access seeker or BHP Billiton could refer disputed matters to the ACCC for arbitration. The outcome of this process would govern whether access would be provided and on what terms.

In South Africa, the Mineral and Petroleum Resources Development Act (2002) (MPRDA) came into effect on 1 May 2004. The law provides for the conversion of existing mining rights (so called ‘Old Order Rights’) to rights under the new regime (‘New Order Rights’) subject to certain undertakings to be made by the company applying for such conversion. The Mining Charter requires that mining companies achieve 15 per cent ownership by historically disadvantaged South Africans of South African mining assets by 1 May 2009 and 26 per cent ownership by 1 May 2014. If we are unable to convert our South African mining rights in accordance with the MPRDA and the Mining Charter, we could lose some of those rights. Where New Order Rights are obtained under the MPRDA, these rights may not be equivalent to the Old Order Rights in terms of duration, renewal, rights and obligations.

In May 2010, in response to the oil spill from BP’s Macondo well, the United States Government announced a deepwater drilling moratorium in the Gulf of Mexico. There is uncertainty as to potential new permitting requirements that may be imposed on deepwater drilling. Our business could be adversely affected by the moratorium and any new regulatory requirements.

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

We may not be able to successfully integrate our acquired businesses

We have grown our business in part through acquisitions. We expect that some of our future growth will stem from acquisitions. There are numerous risks encountered in business combinations. These include adverse regulatory conditions and obligations, commercial objectives not achieved due to minority interests, unforeseen liabilities arising from the acquired businesses, retention of key staff, sales revenues and the operational performance not meeting our expectations, anticipated synergies and cost savings being delayed or not being achieved, uncertainty in sales proceeds from planned divestments, and planned expansion projects are delayed or cost more than anticipated. These factors could negatively affect our financial condition and results of operations.

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

Our non-controlled assets may not comply with our standards

Some of our assets are controlled and managed by joint venture partners or by other companies. Some joint venture partners may have divergent business objectives which may impact business and financial results. Management of our non-controlled assets may not comply with our management and operating standards, controls and procedures (including health, safety, and environment). Failure to adopt equivalent standards, controls and procedures at these assets could lead to higher costs and reduced production and adversely impact our results and reputation.

Operating cost pressures and shortages could negatively impact our operating margins and expansion plans

Increasing cost pressures and shortages in skilled personnel, contractors, materials and supplies that are required as critical inputs to our existing operations and planned developments may occur across the resources industry. As the prices for our products are determined by the global commodity markets in which we operate we may not have the ability to offset these cost increases resulting in operating margins being reduced. Notwithstanding our efforts to reduce costs and a number of key cost inputs being commodity price-linked, the inability to reduce costs and a timing lag may impact our operating margins for an extended period.

Changing industrial relations legislation such as the Australian Fair Work Act 2009 may impact workforce flexibility, productivity and costs. Labour unions may seek to pursue claims under the new framework. Industrial action may impact our operations resulting in lost production and revenues. Since the introduction of the Australian Fair Work Act in 2009, increasing occurrences of low-level industrial activity have been experienced across many Australian assets. The additional claims relate to increased access and coverage as provided by the legislation. If this activity continues, some negative productivity impacts may result.

A number of our operations are energy or water intensive and, as a result, the Group’s costs and earnings could be adversely affected by rising costs or by supply interruptions. These could include the unavailability of energy, fuel or water due to a variety of reasons, including fluctuations in climate, significant increases in costs, inadequate infrastructure capacity, interruptions in supply due to equipment failure or other causes and the inability to extend supply contracts on economical terms.

These factors could lead to increased operating costs at existing operations.

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

Health, safety, environmental and community exposures and related regulations may impact our operations and reputation negatively

We are a major producer of carbon-related products such as energy and metallurgical coal, oil, gas, and liquefied natural gas. Our oil and gas operations are both onshore and offshore.

The nature of the industries in which we operate means that our activities are highly regulated by health, safety and environmental laws. As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental rehabilitation expenses.

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

We provide for operational closure and site rehabilitation. Our operating and closed facilities are required to have closure plans. Changes in regulatory or community expectations may result in the relevant plans not being adequate. This may impact financial provisioning and costs at the affected operations.

We contribute to the communities in which we operate by providing skilled employment opportunities, salaries and wages, taxes and royalties and community development programs. Notwithstanding these actions, local communities may become dissatisfied with the impact of our operations, potentially affecting costs and production, and in extreme cases viability.

Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment may impact our operations and markets. These potential compliance costs, litigation expenses, regulatory delays, rehabilitation expenses and operational costs could negatively affect our financial results.

We may continue to be exposed to increased operational costs due to the costs and lost time associated with the HIV/AIDS and malaria infection rate mainly within our African workforce. Because we operate globally, we may be affected by potential pandemic influenza outbreaks, such as A(H1N1) and avian flu, in any of the regions in which we operate.

Despite our best efforts and best intentions, there remains a risk that health, safety, environmental and/or community incidents or accidents may occur that may negatively impact our reputation or licence to operate.

Unexpected natural and operational catastrophes may adversely impact our operations

We operate extractive, processing and logistical operations in many geographic locations both onshore and offshore. Our operational processes may be subject to operational accidents such as port and shipping incidents, fire and explosion, pitwall failures, loss of power supply, railroad incidents, loss of well control, environmental pollution and mechanical failures. Our operations and geographic locations may also be subject to unexpected natural catastrophes such as earthquakes, flood, hurricanes and tsunamis. Based on our claims, insurance premiums and loss experience, our risk management approach is to maintain self-insurance for property damage and business interruption related risk exposures. Existing business continuity plans may not provide protection for all of the costs that arise from such events. The impact of these events could lead to disruptions in production and loss of facilities more than offsetting premiums saved and adversely affect our financial results and prospects. Third party claims arising from these events may also exceed the limit of liability insurance policies we have in place.

Climate change and greenhouse effects may adversely impact our operations and markets

Carbon based energy is a significant input in a number of the Group’s mining and processing operations and we have significant sales of carbon based energy products.

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the impacts of climate change. The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol. The European Union Emissions Trading System (EU ETS), which came into effect on 1 January 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the EU. Our Petroleum assets in the UK are currently subject to the EU ETS, as are our EU based customers. Elsewhere, there is current and emerging climate change regulation that will affect energy prices, demand and margins for carbon intensive products. The Australian Government’s plan of action on climate change includes the introduction of a national emissions trading scheme by 2013 and a mandatory renewable energy target of 20 per cent by the year 2020. From a medium to long-term perspective, we are likely to see some changes in the cost position of our greenhouse-gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries in which we operate. These regulatory mechanisms may impact our operations directly or indirectly via our suppliers and customers. Inconsistency of regulations particularly between developed and developing countries may also change the competitive position of some of our assets. Assessments of the potential impact of future climate change regulation are uncertain given the wide scope of potential regulatory change in the many countries in which we operate.

The physical impacts of climate change on our operations are highly uncertain and will be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, rising sea levels, increased storm intensities and higher average temperature levels. These effects may adversely impact the productivity and financial performance of our operations.

Our human resource talent pool may not be adequate to support our growth

Our existing operations and especially our pipeline of development projects in regions of numerous large projects, such as Western Australia, when activated, require many highly skilled staff with relevant industry and technical experience. In such a competitive environment, the inability of the Group and industry to attract and retain such people may adversely impact our ability to adequately meet demand in projects. Skills shortages in engineering, technical service, construction and maintenance may impact activities. These shortages may adversely impact the cost and schedule of development projects and the cost and efficiency of existing operations.

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

A breach in our governance processes may lead to regulatory penalties and loss of reputation

We operate in a global environment straddling multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future potential breaches of law, accounting or governance practice. Our BHP Billiton Code of Business Conduct, anti-bribery and corruption, and anti-trust standards may not prevent instances of fraudulent behaviour and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, litigation, loss of operating licences or loss of reputation.

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

For example, our future revenues from our operations, projects or mines described in this Annual Report will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

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

2 Information on the Company

2.1 BHP Billiton locations

Petroleum

Ref	Country	Asset	Description	Ownership
1	Algeria	Ohanet	Joint operator with Sonatrach of wet gas development	45%
2	Algeria	ROD Integrated Development	Onshore oil development (non-operated)	38%
3	Australia	BassStrait	Producer of oil, condensate, LPG, natural gas and ethane (non-operated)	50%
4	Australia	Minerva	Operator of Minerva gas field development in the Otway Basin of Victoria	90%
5	Australia	North West Shelf	One of Australia’s largest resource projects, producing liquids, LNG and domestic gas (non-operated)	8.33 – 16.67%
6	Australia	Pyrenees	Operator of Pyrenees floating, production, storage and offloading vessel, which produces oil in Western Australia	71.43%
7	Australia	Stybarrow	Operator of Stybarrow floating, production, storage and offloading vessel, which produces oil in Western Australia	50%
8	Pakistan	Zamzama	Operator of onshore gas development in Sindh province	38.5%
9	Trinidad and Tobago	Angostura	Operator of oil field located offshore east Trinidad	45%
10	UK	Bruce/Keith	Oil and gas production in the UK North Sea	Bruce – 16 Keith – 31.83	% %
11	UK	Liverpool Bay	Operator of oil and gas developments in the Irish Sea	46.1%
12	US	Gulf of Mexico

Interests in several producing assets, including deepwater oil and gas production at:

- Atlantis (44%)

- Shenzi (44%)

- Mad Dog (23.9%)

- Neptune (35%)

Additional other interests in producing assets and a significant exploration acreage position (4.95–100%)

				4.95 – 100%

Aluminium

Ref	Country	Asset	Description	Ownership
13	Australia	Worsley	Integrated alumina refinery and bauxite mine in Western Australia	86%
14	Brazil	Alumar	Integrated alumina refinery and aluminium smelter	36–40%
15	Brazil	MRN	Bauxite mine	14.8%
16	Mozambique	Mozal	Aluminium smelter near Maputo	47.1%
17	SouthAfrica	Aluminium South Africa	Two aluminium smelters at Richards Bay	100%

Base Metals

Ref	Country	Asset	Description	Ownership
18	Australia	Cannington	Silver, lead and zinc mine in northwest Queensland	100%
19	Chile	Pampa Norte	Integration of Cerro Colorado and Spence open-cut mines producing copper cathode in Atacama Desert, northern Chile	100%
20	Chile	Escondida	The world’s largest copper mine, located in northern Chile	57.5%
21	Peru	Antamina	Copper and zinc mine located in the Andes, north-central Peru	33.75%
22	US	Pinto Valley	Copper mine located in State of Arizona	100%

Uranium (a)

Ref	Country	Asset	Description	Ownership
23	Australia	Olympic Dam	The largest poly-metallic ore body in the world and Australia’s biggest underground mine, producing uranium, copper and gold	100%

(a)	Uranium forms part of the Base Metals Customer Sector Group.

Diamonds and Specialty Products

Ref	Country	Asset	Description	Ownership
24	Canada	EKATI	Diamond mines in the Northwest Territories of Canada	80%
25	South Africa	Richards Bay Minerals	Integrated titanium smelter and mineral sands mine	37%

Stainless Steel Materials

Ref	Country	Asset	Description	Ownership
26	Australia	Nickel West	Sulphide nickel assets including Mt Keith and Leinster nickel operations, Kalgoorlie nickel smelter and Kambalda nickel concentrator and the Kwinana nickel refinery	100%
27	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting complex in northern Colombia	99.94%

Iron Ore

Ref	Country	Asset	Description	Ownership
28	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara	85–100%
29	Brazil	Samarco	An efficient low-cost producer of iron ore pellets in southeast Brazil	50%

Manganese

Ref	Country	Asset	Description	Ownership
30	Australia	GEMCO	Producer of manganese ore in the Northern Territory	60%
31	Australia	TEMCO	Producer of manganese alloys in Tasmania	60%
32	South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines) and alloy (Metalloys)	60%

Metallurgical Coal

Ref	Country	Asset	Description	Ownership
33	Australia	Illawarra Coal	Underground coal mines (West Cliff, Dendrobium, Appin) in southern NSW, with access to rail and port facilities	100%
34	Australia	BHP Billiton Mitsubishi Alliance	Integrated mine, rail and port operations, including a loading terminal at Hay Point, in the Bowen Basin, Central Queensland	50%
35	Australia	BHP Mitsui Coal	Two open-cut coal mines in the Bowen Basin, Central Queensland	80%

Energy Coal

Ref	Country	Asset	Description	Ownership
36	Australia	NSW Energy Coal	Open-cut coal mine that supplies thermal coal to export markets and for domestic electricity generation	100%
37	Colombia	Cerrejón	Largest thermal coal exporter in Colombia, with integrated rail and port facilities	33.3%
38	South Africa	BHP Billiton Energy Coal South Africa	One of the largest producers and exporters of thermal coal in South Africa	50–100%
39	US	New Mexico Coal	Two mines in New Mexico supplying energy coal to adjacent power stations	100%

BHP Billiton office locations

Ref	Country	Office location	Business area
40	Australia	Adelaide	Shared Services Centre Uranium Head Office Marketing

41	Australia	Brisbane	Metallurgical Coal Head Office Project Hub Marketing

42	Australia	Melbourne	Global Headquarters

43	Australia	Newcastle	Marketing

44	Australia	Perth	Iron Ore Head Office Project Hub Stainless Steel Materials Head Office Marketing

45	Australia	Sydney	Energy Coal Head Office

46	Belgium	Antwerp	Marketing

47	Brazil	Rio de Janeiro	Marketing

48	Canada	Vancouver	Diamonds and Specialty Products Head Office Project Hub

Ref	Country	Office location	Business area

49	Chile	Santiago	Base Metals Head Office Marketing Project Hub Shared Services Centre

50	China	Shanghai	Marketing

51	India	New Delhi	Marketing

52	Japan	Tokyo	Marketing

53	Malaysia	Kuala Lumpur	Global Shared Services Centre

54	Netherlands	The Hague	Marketing

55	Pakistan	Islamabad	Marketing

56	Singapore	Singapore	Corporate Centre Marketing Minerals Exploration

57	South Africa	Johannesburg	Manganese Head Office Marketing

58	South Africa	Richards Bay	Marketing

59	South Korea	Seoul	Marketing

60	Switzerland	Baar	Marketing

61	UK	London	Aluminium Head Office Corporate Centre

62	US	Houston	Petroleum Head Office Project Hub Shared Services Centre Marketing

63	US	Pittsburgh	Marketing

Projects and exploration activities are not shown on this map

¡	Offices

●	Operations

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

The registered office of BHP Billiton Limited is 180 Lonsdale Street, Melbourne, Victoria 3000, Australia, and its telephone number is 1300 55 47 57 (within Australia) or +61 3 9609 3333 (outside Australia). The registered office of BHP Billiton Plc is Neathouse Place, London SW1V 1BH, UK, and its telephone number is +44 20 7802 4000. Our agent for service in the United States is Earl K. Moore at 1360 Post Oak Boulevard, Suite 150, Houston, TX 77056.

2.2.2 Petroleum Customer Sector Group

Our Petroleum CSG comprises a base of large, long-life, low unit cost production operations that are located in six countries throughout the world. We pursue significant upstream opportunities with multiple options for growth to ensure continued success.

During FY2010, Petroleum delivered its third consecutive annual production record by realising 158.56 million barrels of oil equivalent following the successful delivery of a series of growth projects in the Gulf of Mexico and Australia. The Pyrenees facility (Australia) was brought on stream on schedule during the third quarter FY2010 and our deepwater Shenzi field (US) performed at or above design capacity during the year. We also realised strong reservoir performance from Atlantis North (US). All three factors plus strong base operating uptime worldwide contributed to a 27 per cent increase in high margin crude oil and condensate production over the previous year. This was accomplished while keeping our unit operating cost below US$6 per barrel.

Production in FY2010 from our Gulf of Mexico projects has not been materially impacted by events following the oil spill from BP’s Macondo well. However, our current understanding of the Gulf of Mexico drilling moratorium, updated by the US Department of the Interior on 12 July 2010, indicates that it will be extremely unlikely for any new producing wells to commence drilling until at least very late in CY2010 which is expected to have a significant impact on FY2011 production.

We continue to invest in our business through economic cycles and maintain a long-term view. Our consistently strong project execution over the past four years has led us to successfully deliver four major operated projects, the latest one being the Pyrenees floating production storage and offtake facility offshore Western Australia. Combined with Shenzi and Neptune in the deepwater Gulf of Mexico and Stybarrow in Western Australia, we have proven our ability to safely deliver large, technically-challenging projects in diverse and challenging environments.

Our financial strength allows us to continue to aggressively pursue exploration opportunities around the globe. Our focus is on capturing and operating large acreage positions in areas that are material to BHP Billiton. Over the past four years, we have substantially grown our captured acreage position and commenced one of the most aggressive drilling campaigns in the Group’s history that will continue into the coming years.

Information on Petroleum operations

The following table contains additional details of our production operations. This table should be read in conjunction with the production (see section 2.3.1) and reserve tables (see section 2.14.1).

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
AUSTRALIA

Bass Strait Offshore Victoria, Australia Oil and gas production

We hold a 50% interest in the Bass Strait fields. Esso Australia, a subsidiary of Exxon Mobil, owns the other 50% interest and is the operator.

Oil Basins Ltd holds a 2.5% royalty interest in 18 of the production licences.

The venture holds 20 production licences and two retention leases issued by the Commonwealth of Australia with expiry dates ranging between 2016 to end of life of field.

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
The Bass Strait production capacity is as follows: - Crude – 200 Mbbl/d - Gas – 1,075 MMcf/d - LPG – 5,150 tpd - Ethane – 850 tpd

North West Shelf (NWS) – gas, LNG, LPG and condensate

North Rankin, Goodwyn, Perseus, Echo-Yodel and Angel, and Searipple fields offshore Dampier in Western Australia, Australia

Domestic gas, LPG and condensate production and LNG liquefactions

We are a participant in the NWS Project, an unincorporated joint venture. We hold 8.33% of the original domestic gas joint venture. Our share of domestic gas production will progressively increase from 8.33% to 16.67%. We also hold 16.67% of the Incremental Pipeline Gas (IPG) domestic gas joint venture, 16.67% of the original LNG joint venture, 12.5% of the China LNG joint venture, 16.67% of the LPG joint venture and approximately 15% of current condensate production.

Other participants in the respective NWS joint ventures are subsidiaries of Woodside Energy, Chevron, BP, Shell, Mitsubishi/Mitsui and the China National Offshore Oil Corporation.

Woodside Petroleum Ltd is the operator.

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

Production from Angel field is currently processed through the Angel platform, which has the capacity to produce 960 MMcf/d of gas and 50 Mbbl/day of condensate.

An onshore gas treatment plant at Withnell Bay has a current capacity to process approximately 600 MMcf/d of gas for the domestic market.

An existing five train LNG plant has the capacity to produce an average rate of 45,000 tpd of LNG.

North West Shelf – crude oil

Approximately 30 km northeast of the North Rankin gas and condensate field, offshore Western Australia, Australia

Crude oil production is from the Wanaea, Cossack, Lambert and Hermes oil fields.

We hold a 16.67% working interest in oil production from these fields. The other 83.33% is held by Woodside Energy (33.34%), with BP Developments Australia, Chevron Australia, and Japan Australia LNG (MIMI) each holding 16.67%.

Woodside Petroleum Ltd is the operator.

		The venture holds three production licences issued by the Commonwealth of Australia, with expiry dates ranging between 2012 and 2018.	The oil is produced to a floating production storage and offtake unit, the Cossack Pioneer, which has a production capacity of 140 Mbbl/d and a storage capacity of 1.15 MMbbl of crude oil.

Griffin Situated in the Carnarvon Basin, 62 km offshore Western Australia, Australia Comprises the Griffin, Chinook and Scindian offshore oil and gas fields	We hold a 45% interest in the Griffin venture. The other 55% is held by Mobil Exploration and Producing Australia (35%) and Inpex Alpha (20%). We are the operator.	The venture holds a production licence issued by the Commonwealth of Australia that expires in 2014. The venture ceased production in October 2009.	Oil and gas were produced using a floating production storage and offtake facility. Natural gas was piped to shore, where it was delivered directly into a pipeline.

Minerva Approximately 10 km offshore in the Otway Basin of Victoria, Australia Single offshore gas reservoir with two compartments. Gas plant is situated approximately 4 km inland from Port Campbell.	We hold a 90% share of the Minerva venture. The other 10% is held by Santos (BOL) Pty Ltd. We are the operator.	The venture holds a production licence issued by the Commonwealth of Australia that expires five years after production ceases.	The Minerva development consists of two well completions in 60 m of water. A single flow line transports gas to an onshore gas processing facility with an original production design capacity of 150 TJ/d and 600 bbl/d of condensate.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
Stybarrow Situated in the Exmouth Sub-basin, 65 km offshore Western Australia, Australia Comprises the Stybarrow and Eskdale oil and gas fields.	We own a 50% share of the Stybarrow venture. The other 50% interest is held by Woodside Energy. We are the operator.	The venture holds a production licence issued by the Commonwealth of Australia that expires five years after production ceases.

Oil is produced by the Stybarrow development which comprises of a floating production storage and offtake facility, nine subsea well completions (including five producers, three water injectors and one gas injector) in 825 m of water.

The Stybarrow facility has a crude oil production and storage capacity of 80 Mbbl/d and 900 Mbbl respectively. Gas production is reinjected into the reservoirs.

Pyrenees

Situated in the Exmouth Sub-basin, 23 km offshore Western Australia, Australia

Comprises the Crosby, Stickle and Ravensworth oil fields. The Ravensworth field straddles both the WA-42-L and WA-43-L production permits.

We hold a 71.43% share in the WA-42-L permit. The remaining 28.57% is held by Apache PVG. We hold a 40% share in the WA-43-L permit. The remaining 60.01% is held by Apache Permits (31.5%) and Inpex Alpha (28.5%).

We are the operator.

The venture holds a production licence issued by the Commonwealth of Australia that expires five years after production ceases.

Oil is produced by the Pyrenees development which comprises of a floating production storage and offtake facility, 17 subsea well completions (including thirteen producers, three water injectors and one gas injector) in an average water depth of 200 m.

The Pyrenees facility has crude oil production and storage capacity of 96 Mbbl/de and 920 Mbbl respectively.

Production commenced in third quarter FY2010.

UNITED STATES

Neptune (Green Canyon 613) Gulf of Mexico, approximately 195 km offshore of Fourchon, Louisiana, US Deepwater oil and gas field	We hold a 35% interest in the joint venture. The other owners are Marathon Oil (30%), Woodside Energy (20%) and Maxus US Exploration (15%). We are the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of a tension-leg platform permanently moored in 1,300 m of water. The facility has nameplate processing capacity of 50 Mbbl/d of oil and 50 MMcf/d of gas.

Shenzi (Green Canyon 653 ) Gulf of Mexico, approximately 200 km offshore of Fourchon, Louisiana, US Deepwater oil and gas field	We hold a 44% interest in the joint venture. The other owners are Hess Corporation (28%) and Repsol (28%). We are the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.

The Shenzi production facility consists of a stand-alone tension-leg platform (TLP) permanently moored in 1,310 m of water.

The facility has nameplate processing capacity of 100 Mbbl/d of oil and 50 MMcf/d of gas.

The Genghis Khan field is part of the same geological structure as the Shenzi project and consists of a tieback to the existing Marco Polo TLP.

West Cameron 76 Gulf of Mexico, approximately 20 km offshore, Central Louisiana, US Offshore gas and condensate field	We hold a 33.76% interest in the joint venture. The other owners are ENI Petroleum (40%), Merit Management Partners (15%) and Ridgewood Energy Company (11.24%). We are the operator.	The venture holds a lease from the US as long as oil and gas are produced in paying quantities.	The production facility consists of two conventional gas platforms with a capacity of 120 MMcf/d of gas and 800 bbl/d of condensate.

Name, location and type of asset	Ownership and operation	Title/lease	Facilities
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
OTHER

Liverpool Bay

Douglas and Douglas West oil fields, Hamilton, Hamilton North and Hamilton East gas fields, and Lennox oil and gas field in the Irish Sea, approximately 10 km off the northwest coast of England

Offshore oil and gas fields

	We hold a 46.1% interest in the joint venture. The other 53.9% is held by ENI. We are the operator.	The joint venture holds three production licences issued by the Crown of the United Kingdom, which expire in 2016, 2025 and 2027.

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

Production is via an integrated oil and gas platform. The capacity of the Bruce facility has, since 2002, been increased to 920 MMcf/d.

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

The joint venture is party to a risk service contract with the title holder, Sonatrach, which expires in 2011, with an option to extend under certain conditions.

Under this contract, the joint venture is reimbursed and remunerated for its investments in liquids.

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

We have an effective 38% interest in ROD unitised integrated development. ENI owns the remaining 62%. Our interest is subject to a contractual determination to ensure that interest from participating association leases is accurately reflected. Future redetermination of our interest may be possible under certain conditions.

A joint Sonatrach/ENI entity is the operator.

The venture is party to a production sharing contract with the title holder, Sonatrach, which expires in 2016, with an option for two five-year extensions under certain conditions.

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

Greater Angostura is an integrated oil and gas development. The infrastructure consists of a steel jacketed central processing platform with three satellite wellhead protector platforms and flow lines. A pipeline connects the processing platform to storage facilities at Guayaguayare, where an export pipeline has been installed to allow for offloading to tankers in Guayaguayare Bay.

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

Our production assets are as follows:

Bass Strait

Together with our 50–50 joint venture partner, Esso Australia, a subsidiary of ExxonMobil, we have been producing oil and gas from Bass Strait, off the south-eastern coast of the Australian mainland, for 40 years, having participated in the original discovery of hydrocarbons there in 1965. We dispatch the majority of our Bass Strait crude oil and condensate production to refineries along the east coast of Australia. Gas is piped ashore to our Longford processing facility, from where we sell our production to domestic distributors under contracts with periodic price reviews.

North West Shelf

We are a domestic gas joint venture participant in the North West Shelf Project in Western Australia. The North West Shelf Project was developed in phases: the domestic gas phase, which supplies gas to the Western Australian domestic market mainly under long-term contracts, and a series of LNG expansion phases, which supply LNG to buyers in Japan, Korea and China under a series of long-term contracts. The North West Shelf Project also produces LPG and condensate.

We are also a joint venture participant in four nearby oil fields. Both the North West Shelf gas and oil ventures are operated by Woodside Petroleum Ltd.

Australia Operated

We are the operator of two oil fields offshore Western Australia and one gas field in Victoria.

The Pyrenees asset came on line in the third quarter FY2010 and is an oil development which consists of three fields (Crosby, Stickle and Ravensworth) located offshore Western Australia. The project uses a floating production storage and offtake facility.

The Stybarrow asset (50 per cent BHP Billiton share) is an oil development located offshore Western Australia. The project uses a floating production storage and offtake facility.

The Minerva asset (90 per cent BHP Billiton share) is a gas field located offshore Victoria. The asset consists of two subsea producing wells which pipe gas onshore to a processing plant. The gas is delivered into a pipeline and sold domestically.

Gulf of Mexico

We operate three fields in the Gulf of Mexico (Neptune, Shenzi and consolidated operations in the West Cameron area), and hold non-operating interests in a further three fields (Atlantis, Mad Dog and Genesis). We also own 25 per cent and 22 per cent, respectively, of the companies that own and operate the Caesar oil pipeline and the Cleopatra gas pipeline which transport oil and gas from the Green Canyon area, where a number of our fields are located, to connecting pipelines that transport product to the mainland. We deliver our oil production to refineries along the Gulf Coast of the United States.

Liverpool Bay and Bruce/Keith

The Liverpool Bay integrated development consists of six offshore gas and oil fields in the Irish Sea, the Point of Ayr onshore processing plant in North Wales, and associated infrastructure. We deliver all of the Liverpool Bay gas by pipeline to E.ON’s Connah’s Quay power station. We own 46.1 per cent of and operate Liverpool Bay. We also hold a 16 per cent non-operating interest in the Bruce oil and gas field in the North Sea and operate the Keith field, a subsea tie-back, which is processed via the Bruce platform facilities.

Algeria

Our Algerian assets comprise our effective 45 per cent interest in the Ohanet wet gas development and our effective 38 per cent interest in the ROD Integrated Development, which consists of six satellite oil fields that pump oil back to a dedicated processing train.

Trinidad and Tobago

The Greater Angostura project is an integrated oil and gas development located offshore east Trinidad. We are the operator of the field and have a 45 per cent interest in the production sharing contract for the project.

Zamzama

We hold a 38.5 per cent working interest in and operate the Zamzama gas project in Sindh province of Pakistan. Both gas and condensate are sold domestically.

Development projects

Australia

North West Shelf North Rankin gas compression project

In March 2008, the Board approved the North West Shelf gas compression project to recover remaining lower pressure gas from the North Rankin and Perseus gas fields. A new gas compression platform, North Rankin B, capable of processing 2,500 million cubic feet of gas per day will be constructed adjacent to the existing North Rankin A platform, 135 kilometres offshore from Karratha on the northwest coast of Western Australia. The two platforms will be connected by a 100 metre long bridge and operate as a single facility. Our 16.67 per cent share of development costs is approximately US$850 million, of which US$257 million was incurred as of 30 June 2010. First gas is expected in 2012.

North West Shelf Cossack, Wanaea, Lambert, Hermes (CWLH) life extension

In December 2008, approval was announced to undertake a redevelopment project to replace and refurbish CWLH facilities because the existing operation had performed above expectation and had an expected field life much longer than originally planned. The project consists of the replacement of the existing Cossack Pioneer floating production storage and offtake vessel and selected refurbishment of existing subsea infrastructure and the existing riser turret mooring. Our 16.67 per cent share of the cost is approximately US$245 million, of which US$111 million was incurred as of 30 June 2010. First production through the redeveloped facilities is expected in CY2011.

Bass Strait Kipper gas field development

Initial development of the Kipper gas field in the Gippsland Basin located offshore Victoria was approved by the Board in December 2007. The first phase of the project includes two new subsea wells, three new pipelines and platform modifications to supply 10 thousand barrels of condensate per day and 80 million cubic feet of gas per day. Gas and liquids will be processed via the existing Gippsland Basin joint venture facilities. Our share of development costs is approximately US$500 million, of which US$216 million was incurred as of 30 June 2010. The initial production target date is CY2011. The schedule and budget are currently under review following advice from the operator.

We own a 32.5 per cent interest in the Kipper Unit Joint Venture, with Esso Australia and Santos owning the remaining 67.5 per cent. We own a 50 per cent interest in the Gippsland Basin joint venture.

Bass Strait Turrum field development

Further expansion of the Gippsland Basin facilities is underway with the Board approving the full field development of the Turrum oil and gas field in July 2008. The project consists of a new platform, Marlin B, linked by a bridge to the existing Marlin A platform. The Turrum field, which has a capacity of 11 thousand barrels of oil per day and 200 million cubic feet of gas per day, is located 42 kilometres from shore in approximately 60 metres of water. Our share of development costs is approximately US$625 million, of which US$270 million was incurred as of 30 June 2010. The initial production target date is CY2011. The schedule and budget are currently under review following advice from the operator.

Other

Greater Angostura Phase 2

In September 2008, we announced the signing of a gas sales contract with the National Gas Company of Trinidad and Tobago Limited (NGC) for the purchase of gas from the second phase of the Greater Angostura field. In August 2008, we sanctioned an investment of approximately US$400 million (US$180 million our share, of which US$117 million was incurred as of 30 June 2010) to construct and install a new gas export platform alongside the Company’s existing facilities within the Greater Angostura Field. Fabrication of the 280 million cubic feet per day facility started in February 2009 and is expected to be online during CY2011.

The development also includes modifications to the existing Greater Angostura facilities and the installation of a new flowline. NGC will take delivery of the gas at the new gas export platform and will transport it in their proposed 36 inch diameter Northeastern Offshore Pipeline to Trinidad and a 12 inch diameter Tobago pipeline.

The Greater Angostura field includes oil and gas discoveries at Aripo, Kairi and Canteen. We hold a 45 per cent interest in the joint venture. Other partners are Total (30 per cent interest) and Chaoyang Petroleum (BVI) Limited (25 per cent interest), a consortium between CNOOC and Sinopec.

Exploration and appraisal

We focus on capturing and operating large acreage positions in areas that are material to the Group. We have exploration interests throughout the world, particularly in the Gulf of Mexico, Australia, South East Asia, and Latin America. During the year, our gross expenditure on exploration was US$817 million, of which US$563 million was expensed. Our major exploration interests are as follows:

Australia

We have a 50 per cent interest in the Gippsland Basin joint venture with Esso Australia Ltd. Operations for the South East Remora-1 wildcat well commenced in December 2009 and the well encountered a hydrocarbon-bearing interval. The well has been plugged and abandoned and continues to be evaluated for development potential.

In October 2009, exploration block WA-346-P was renewed for an additional five years following the expiry of the initial six-year term. WA-346-P contains the existing Thebe and Jupiter gas fields and the northern portion of the Scarborough gas field. The work program in the five year term includes one exploration well as well as continued evaluation of the development potential of the existing discoveries. We operate WA-346-P and hold a 100 per cent interest.

Exploration block WA-351-P, located on the Exmouth Plateau south of Scarborough, was also renewed in June 2010 for an additional five years following the initial six-year term. The work program includes one exploration well and geological and geophysical studies within the five-year term. We operate WA-351-P and hold a 55 per cent interest with Tap Oil (25 per cent) and Roc Oil (20 per cent) holding the remainder.

In June 2009, we farmed into block WA-335-P to the south of WA-351-P, acquiring 30 per cent equity from the joint venture partners Apache (45.5 per cent) and Kufpec (24.5 per cent). A 3D seismic survey covering all of block WA-335-P has commenced.

In August 2009, Woodside Browse Pty Ltd farmed into the AC/RL8 retention lease over the Argus gas field, acquiring a 43.33 per cent working interest from us. Woodside subsequently acquired Petronas’ equity in the block, taking their interest to 60 per cent with BHP Billiton retaining a 40 per cent interest.

United States

Knotty Head - Green Canyon 512

We currently own a 25 per cent interest in the Knotty Head prospect, located in Green Canyon Block 512. Partners in the field are Nexen (25 per cent), Unocal (25 per cent) and Statoil (25 per cent). Knotty Head appraisal well-2 was drilled in October 2009 and concluded in March 2010. The appraisal well was drilled to a total of 33,227 feet measured depth or 32,446 feet true vertical depth and evaluated the western portion of the block. Development options for the field are currently being evaluated.

Deep Blue - Green Canyon 723

We currently own a 31.875 per cent interest in the Deep Blue prospect located in the Green Canyon area. Partners in the well are Noble (33.75 per cent), Statoil (15.625 per cent), Samson (9.375 per cent) and Murphy (9.375 per cent). Deep Blue exploration well-1 was drilled in November 2009 and concluded in May 2010. The sidetrack drilling started in May and was suspended in June 2010 due to the Gulf of Mexico drilling moratorium issued by the US Federal Government. The Green Canyon 723 #1 original hole drilled to a total depth of 32,684 feet measured depth and encountered hydrocarbons. The forward plan is to complete the sidetrack operations once the moratorium is lifted. There is insufficient information to confirm the extent of hydrocarbons until drilling operations have been completed.

Gulf of Mexico - Other

We drilled the Double Mountain (70 per cent interest) and Firefox (50 per cent interest) exploration wells which were completed in April 2010. Both wells were plugged and abandoned and expensed as dry holes.

Other

Canada

In January 2010, we were awarded two offshore non-operated licenses in the Laurentian Basin, Newfoundland, Canada - E.L. 1118 (45 per cent interest) and E.L. 1119 (36 per cent interest). ConocoPhillips Canada Resources Corp. is the operator and holds the balance of the interests.

In April 2010, the East Wolverine well was plugged and abandoned and expensed as a dry hole. We had 45 per cent interest with ConocoPhillips holding the remaining 55 per cent. In June 2010, we and ConocoPhillips relinquished our interest in Laurentian Basin Newfoundland Licenses E.L. 1081R, 1082R, 1086R and 1087R and also relinquished interest in Laurentian Basin St. Pierre-et-Miquelon (SPM) exploration permit and pending SPM Langlade permit application.

Colombia

In April 2006, we entered into two Exploration and Production Contracts for the Fuerte Norte and Fuerte Sur blocks located offshore Colombia. We held a 75 per cent operating interest in each block with Ecopetrol holding the remaining 25 per cent. The joint venture has completed acquisition and processing of 3D seismic over the area as part of the Phase 2 work program commitment. In October 2009, we elected not to enter into Phase 3 of Fuerte Norte and Fuerte Sur projects and transferred all of our interest to Ecopetrol in December 2009.

In September 2008, we entered into a technical evaluation assignment for the evaluation of hydrocarbons in Block 5 in the Llanos basin onshore Colombia. We are the operator of the project and hold a 71.4 per cent working interest in the joint venture, with SK Energy Co holding the remaining 28.6 per cent interest. The minimum work program includes the acquisition of 1,000 kilometres of 2D seismic plus the drilling of five stratigraphic wells. The airborne survey was completed in January 2010, and plans to complete the 2D seismic drilling program are currently underway.

Falkland Islands

In December 2007, we farmed into Northern and Southern area licences offshore the Falkland Islands. We acquired a 51 per cent interest from our joint venture partner Falkland Oil and Gas Limited and assumed operatorship in January 2008. The minimum exploration work program includes drilling two wells in the first phase by the end of 2010. Site surveys on both blocks were completed in 2009. The first exploration well began drilling in June 2010 and was plugged and abandoned and expensed as a dry hole in July 2010.

India

In December 2008, we were awarded seven offshore blocks in India. We are the operator of all seven blocks, each with its own production sharing contract. The minimum exploration program includes the acquisition and processing of 2D seismic data across the seven blocks. We currently own a 26 per cent interest in all seven blocks, with our partner GVK holding the remaining 74 per cent. In June 2010, we were awarded three additional offshore blocks. The minimum work program associated with the three blocks includes the acquisition and processing of 2D and 3D seismic data. We hold a 100 per cent interest in each of these three blocks.

Malaysia

In March 2007, we were awarded offshore Blocks N and Q in Malaysia with a 60 per cent interest and operatorship, with Petronas Carigali holding the residual 40 per cent. The minimum exploration program includes the acquisition and processing of seismic data across the two blocks and the drilling of four exploration wells within the first seven years. The initial seismic acquisition program commenced in June 2008 and was completed in September 2008. The first exploration well was drilled in February 2010 and was plugged, abandoned and expensed as a dry hole.

Philippines

In November 2009, we acquired a 75 per cent interest in Service Contract 59, located offshore Philippines and assumed operatorship in April 2010. PNOC Exploration Corp owns the remaining 25 per cent interest. As part of the minimum work program, the joint venture completed the acquisition and processing of a 2D seismic survey in April 2010. Plans to complete a 3D seismic survey are currently underway.

In August 2009, we exercised our option with partner Mitra Energy (25 per cent) to acquire a 25 per cent non-operating interest in Service Contract 56 located offshore Philippines. The joint venture completed drilling of the first exploration well in December 2009, and the second consecutive well was completed in February 2010. Both wells were expensed as dry holes. The block is operated by ExxonMobil (50 per cent).

Vietnam

In October 2009, we became operator of Vietnam Blocks 28 and 29/03 that are located approximately 200 kilometres offshore southern Vietnam. We have a 50 per cent interest in each of the blocks, with Mitra Energy holding the remaining 50 per cent. The minimum work program for the first sub-phase includes 2D seismic data and two wells. In addition to the 2D seismic data requirement, we acquired and processed 3D data.

Present Activities

Drilling

The number of wells in the process of being drilled as of 30 June 2010 was as follows:

	Exploratory Wells		Development Wells		Total
	Gross	Net (a)	Gross	Net (a)	Gross	Net (a)
Australia	–	–	3	2	3	2
United States	1	–	6	2	7	2
Other	1	1	–	–	1	1

Total (b)	2	1	9	4	11	5

(a)	Represents our share of the gross well count.
(b)	1 (Net: 0.3) exploratory well and 3 (Net: 1.3) development wells were suspended as a result of the Gulf of Mexico drilling moratorium.

Other significant activities

Australia

Browse

The Browse LNG Development comprises the development of the Torosa, Brecknock and Calliance gas fields, which were discovered in 1971, 1979, and 2000, respectively. The fields are approximately 270 kilometres from the Kimberley coast and 440 kilometres north-northwest of Broome, Australia in water depths ranging from 30 to 800 metres. Retention Leases were renewed during FY2010. Evaluation of an LNG plant located at James Price Point in the Kimberley area of Western Australia is underway in addition to the upstream development. Woodside is the operator and we currently own 8.33 per cent in East Browse and 20 per cent in West Browse; however, the partnership is currently working to align the equity interests for the overall development.

Macedon

The Macedon project is in the final stages of evaluation and is a lean dry gas field that is ideally placed to meet growing Western Australian domestic gas demand. The project is scheduled to meet a market window governed by the end of existing gas supply contracts and the start of supply from green field LNG projects.

The Macedon field was discovered in 1992. The field lies in Production Licence WA-42L. We are operator with a 71.43 per cent share and Apache Northwest Pty Ltd holds a 28.57 per cent share.

Scarborough

The development planning for the large Scarborough gasfield offshore Western Australia is in progress. Development options are being evaluated for an LNG plant and offshore production facilities. Esso is the operator of the WA-1-R lease and we hold a 50 per cent working interest. We also have a 100 per cent working interest in the WA-346-P block.

United States

Shenzi Water Injection

The Shenzi Water Injection program includes drilling and completion of five water injection wells and provides facilities to inject up to 125 thousand barrels of water per day at 7,000 psi. The Shenzi Water Injection program was approved as part of the original sanctioned Shenzi project which began producing in 2009 and is intended to supplement aquifer pressure for additional recovery.

Atlantis South Water Injection

The Atlantis South Water Injection project, which is in the execution phase, involves drilling four subsea water injectors, tying them into the existing infrastructure and commissioning the 75 thousand barrels of water per day injection facilities. This water injection project mitigates low aquifer pressure which could result in a swift production decline. BP is the operator and we hold a 44 per cent working interest.

Atlantis North Phase 2B

The Atlantis North Flank began production in July 2009; and the North Phase 2B is a brownfield capital investment program being developed to improve production rates. Phase 2B includes a three well program and associated subsea infrastructure. As with the original Atlantis North project, BP is the operator, and we hold a 44 per cent working interest.

Mad Dog Phase 2

The Mad Dog Phase 2 project is in response to the successful Mad Dog South appraisal well, which confirmed significant resource in the southern portion of the Mad Dog field. We are working with our partners in the project to select the optimum concept for development.

Other

Zamzama Front End Compression

Zamzama Front End Compression is a brownfield project which allows for the additional drawdown of the reservoir, adding reserves and extending the plateau. Development is currently underway.

Delivery Commitments

We have delivery commitments of natural gas and LNG of approximately 2,594 billion cubic feet through 2031 (67 per cent Australia and 33 per cent Other) and crude, condensate and NGL commitments of 33.3 million barrels through 2011 (72 per cent Australia, 27 per cent United States and 1 per cent Other). We have sufficient proved reserves and production capacity to fulfil these delivery commitments. Further information can be found in Section 2.14.1.

2.2.3 Aluminium Customer Sector Group

Our Aluminium business is a portfolio of assets at three stages of the aluminium value chain: we mine bauxite, we refine bauxite into alumina, and we smelt alumina into aluminium metal. We are the world’s seventh-largest producer of aluminium, with total production in FY2010 of 1.2 million tonnes of aluminium. We also produced 13.9 million tonnes of bauxite and 3.8 million tonnes of alumina.

During FY2010, 52 per cent of our alumina production was used in our aluminium smelters and we sold the balance to other smelters. Our alumina sales are a mixture of long-term contract sales at London Metal Exchange (LME)-linked prices and spot sales at negotiated prices. Prices for our aluminium sales are generally linked to prevailing LME prices.

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

We have interests in one integrated bauxite mining/alumina refining asset:

•	Boddington/Worsley

The Boddington bauxite mine in Western Australia supplies bauxite ore via a 51 kilometre long conveyor to the Worsley alumina refinery. Worsley is one of the largest and lowest-cost refineries in the world, and is currently undergoing a major expansion (see Development projects below). Our share of Worsley’s FY2010 production was 3.054 million tonnes of alumina. Worsley’s export customers include our own Hillside, Bayside and Mozal smelters in southern Africa. Boddington has a reserve life of 23.9 years at current production rates. We own 86 per cent of the mine and the refinery.

•	Kaaimangrasie/ Klaverblad/Caramacca/Coermotibo/Paranam

On 31 July 2009, we executed transaction agreements to pass all of our 45 per cent interest in the Suriname bauxite and alumina joint venture that comprised bauxite mines in the Kaaimangrasie, Klaverblad, Caramacca and Coermotibo areas of Suriname and the nearby Paranam alumina refinery to Suralco effective on that date. Our share of Paranam’s FY2010 production to the date of sale was 78,000 tonnes of alumina.

We also own 14.8 per cent of Mineração Rio do Norte (MRN) which owns and operates a large bauxite mine in Brazil.

We have interests in the Alumar integrated alumina refinery/aluminium smelter and three stand-alone aluminium smelters:

•	Alumar

We own 36 per cent of the Alumar refinery and 40 per cent of the smelter. Alcoa operates both facilities. The operations, and their integrated port facility, are located at São Luís in the Maranhão province of Brazil. Alumar sources bauxite from MRN. During FY2010, approximately 46 per cent of Alumar’s alumina production was used to feed the smelter, while the remainder was exported. Our share of Alumar’s FY2010 saleable production was 709,000 tonnes of alumina and 174,000 tonnes of aluminium. The Alumar refinery completed a significant expansion in October 2009.

•	Hillside and Bayside

Our Hillside and Bayside smelters are located at Richards Bay, South Africa. Hillside’s capacity of approximately 715,000 tonnes per annum makes it the largest aluminium smelter in the southern hemisphere and it is one of the most efficient. Bayside has a smelting capacity of approximately 96,000 tonnes per annum, but it also uses its own aluminium and liquid aluminium from Hillside to produce various slab products. Both operations import alumina predominantly from our Worsley refinery and source power from Eskom, the South African state utility, under long-term contracts with prices linked to the LME price of aluminium except for Hillside Potline 3, the price of which is linked to the South African and US producer price indices.

In January 2008, Eskom determined that it had insufficient power to meet the national demand in South Africa, and mandated an emergency 10 per cent reduction in power consumption by many large industrial users, including BHP Billiton. Although our contracts with Eskom specify that power supply to our aluminium smelters can only be interrupted approximately one per cent of the time per calendar year, we have respected the emergency situation faced by the country and reduced our demand by the requested 10 per cent. To achieve this in the most economically efficient way, we have mothballed the B and C potlines at Bayside, reducing production there by approximately 90,400 tonnes per annum. Across both South African smelters, associated production losses were approximately 86,000 tonnes per annum.

•	Mozal

We own 47.1 per cent of and operate the Mozal aluminium smelter in Mozambique, which has a total capacity of approximately 563,000 tonnes per annum. Mozal sources power generated by Hydro Cahora Basa via Motraco, a transmission joint venture between Eskom and the national electricity utilities of Mozambique and Swaziland. Our share of Mozal’s FY2010 production was 259,000 tonnes.

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

We hold a 2,631 km2 mining lease from the Western Australian government and two sub leases totalling 855 km2 from Alcoa of Australia Limited. The lease expires in 2025 with a 21-year renewal available.

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

During the first month of FY2010, we owned 45% of the refining and mining joint venture. The other 55% interest was held by Suralco (a subsidiary of Alcoa World Alumina and Chemicals (AWAC), a venture of Alcoa and Alumina Limited).

We managed all mining operations.

We transferred our ownership to Suralco on 31 July 2009.

The development of the Kaaimangrasie mine started in November 2005. Operations/delivery of bauxite to the refinery commenced in July 2006.

Kaaimangrasie mine has a nominal production capacity of approximately 1.2 mtpa of bauxite; there are no processing facilities at the mine.

Electricity is partly sourced from JV partner Suralco and from power generators that run on diesel fuel.

Suriname Klaverblad mine

23 km southeast of Paramaribo and 19 km east of the Paranam refinery, Suriname

Lateritic gibbsite-rich bauxite, residual weathering of Precambrian meta-sediments overlain by thick sediments

Open-cut mine

The mine is accessible by a joint venture-owned haul road. The ore is hauled by truck over a distance of 19 km to the Paranam refinery.

During the first month of FY2010, we owned 45% of the refining and mining joint venture. The other 55% interest was held by Suralco.

We managed all mining operations.

We transferred our ownership to Suralco on 31 July 2009.

The development of the Klaverblad mine started in July 2005. Delivery of bauxite to the refinery commenced in April 2007.

Klaverblad mine has a nominal production capacity of approximately 1.7 mtpa of bauxite; there are no processing facilities at the mine.

Electricity is partly sourced from JV partner Suralco and from power generators that run on diesel fuel.

Suriname Caramacca mine

45 km southeast of Paramaribo and 37 km east of the Paranam refinery, Suriname

Lateritic gibbsite-rich bauxite, residual weathering of Precambrian meta-sediments overlain by thick sediments

Open-cut mine

The mine is accessible by a joint venture-owned haul road. The ore is hauled by truck over a distance of 37 km to the Paranam refinery.

During the first month of FY2010, we owned 45% of the refining and mining joint venture. The other 55% interest was held by Suralco.

We managed all mining operations.

We transferred our ownership to Suralco on 31 July 2009.

The development of the Caramacca mine started in July 2007. Operations/delivery of bauxite to the refinery commenced in August 2008.

Caramacca mine has a nominal production capacity of approximately 0.9 mtpa of bauxite; there are no processing facilities at the mine.

Electricity is partly sourced from JV partner Suralco and from power generators that run on diesel fuel.

Suriname Coermotibo mine

150 km east of Paranam, Suriname

Lateritic gibbsite-rich bauxite, residual weathering of Precambrian meta-sediments occurring on hills

Open-cut mine

The mine is accessible by joint venture-owned haul roads.

The ore is hauled to the Coermotibo crushing and loading facility and subsequently barged along the Commewijne River to the Paranam refinery.

During the first month of FY2010, we owned 45% of the Coermotibo joint venture. The other 55% interest was held by Suralco.

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

MRN

Porto Trombetas, Pará, Brazil

Lateritic bauxite, residual weathering of nepheline syenite occuring primarily as gibbsite in a clay matrix overlain by thick clay sediments

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

The mine is supported by a village of approximately 6,000 people which is owned and maintained by MRN with all required facilities to maintain the residents in the village.

Crushing facilities, long distance conveyors and the wash plant are situated near the mine area. Drying and ship loading facilities are situated close to the main mine village at Porto Trombetas.

A small airport is also maintained by MRN at Porto Trombetas.

Power is generated on-site by fuel oil generators.

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

The nominal production capacity of the smelter is 0.715 mtpa of primary aluminium.

The plant’s power requirements are sourced from the national power supplier Eskom under long-term contracts. The prices in the contract for Hillside 1 and 2 are currently linked to the LME price for aluminium, while the prices for Hillside 3 are linked to the SA and US producer price index.

Bayside aluminium smelter Richards Bay, 200 km north of Durban, KwaZulu-Natal province, South Africa	We own and operate the smelter. We hold freehold title over the property, plant and equipment. We have long-term leases over the harbour facilities.	The Bayside smelter currently uses Alusuisse pre-bake technology to produce primary aluminium. Bayside uses its own aluminium and liquid aluminium acquired from Hillside to produce the various slab products.

The nominal potline production capacity is 0.095 mtpa of primary aluminium on the remaining Potline A.

The plant’s power requirements are sourced from the national power supplier Eskom, under a long-term contract with prices currently linked to the LME price for aluminium.

Mozal aluminium smelter 17 km from Maputo, Mozambique

We hold a 47.1% interest in the Mozal joint venture and operate the smelter. The other 52.9% is owned by Mitsubishi (25%), Industrial Development Corporation of South Africa Limited (24%), and the Government of Mozambique (3.9%).

The joint venture has a 50-year right to use the land, renewable for another 50 years under a government concession.

		The Mozal aluminium smelter uses the Aluminium Pechiney AP35 technology to produce standard aluminium ingots.	The nominal production capacity of the smelter is 0.563 mtpa. The plant’s power requirements are purchased from Motraco.

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
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

We hold a 2,480 ha refinery lease from the Western Australian Government. The lease expires in 2025 with a 21-year renewal available.

The Worsley alumina refinery uses the Bayer process to produce metallurgical grade alumina, which is used as feedstock for aluminium smelting.

The nominal production capacity is 3.5 mtpa.

Power and steam needed for the refinery are provided by a joint venture-owned on-site coal power station and a non-joint venture-owned on-site gas fired steam power generation plant.

Paranam refinery Paranam, Suriname

During the first month of FY2010, we owned 45% of the Paranam joint venture. The other 55% of the joint venture was owned by Suralco.

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

The refinery complex was last expanded in October 2009, increasing nominal capacity to 3.5 mtpa.

The smelter has a nominal capacity of approximately 0.45 mtpa of primary aluminium.

The electricity requirements are supplied by Brazilian public power generation concessionaire Electronorte, pursuant to a 20-year contract.

Development projects

Worsley Efficiency and Growth Project

In May 2008, we announced approval for an expansion project to lift capacity of the Worsley refinery from 3.5 million tonnes per annum of alumina to 4.6 million tonnes per annum (100 per cent capacity) of alumina through expanded mining operations at Boddington, additional refinery capacity and upgraded port facilities. The project is budgeted to cost US$1.9 billion (our share), with first production anticipated in first half of CY2011 and with mechanical completion in the second half of CY2011. To date we have spent US$1.2 billion.

Guinea Alumina

We have a one-third interest in a joint venture that is undergoing a feasibility study into the construction of a 10 million tonnes per annum bauxite mine, an alumina refinery with processing capacity exceeding 3.3 million tonnes per annum and associated infrastructure approximately 110 kilometres from the port of Kamsar in Guinea.

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

In recent years, we have commissioned the Spence copper mine and the Escondida Sulphide Leach projects. Our total copper production in FY2010 was 1.0 million tonnes. In addition to conventional mine development, we continue to pursue advanced treatment technologies, such as the leaching of low-grade chalcopyrite ores, which we believe has the potential to recover copper from ores which were previously uneconomic to treat.

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

We have seven production assets:

Escondida

Our 57.5 per cent owned and operated Escondida mine is the largest and one of the lowest-cost copper producers in the world. In FY2010, our share of Escondida production was 448,111, tonnes of payable copper in concentrate and 174,199 tonnes of copper cathode. Current reserves will support mining for a further 30 years at current production rates. Availability of key inputs like power and water supply at competitive prices is an important focus at Escondida. To ensure security of supply and competitive power costs in the long term, we supported the construction of an LNG facility to supply gas to the Northern grid system, which has been operating since June 2010 and have signed-off-take agreements underwriting the construction of a 460 megawatt coal-fired power plant, which is scheduled for completion in CY2011. To address limitations on the availability of water, we carefully manage our use and re-use of available water, and explore for alternative sources including desalination of seawater.

During FY2009, Escondida experienced an electrical motor failure at the SAG Mill in the Laguna Seca concentrator plant. This impacted the throughput at the plant given the increased maintenance requirements. A permanent repair was successfully completed in the first quarter of FY2010.

Olympic Dam

While it is already a significant producer of copper cathode and uranium oxide, and a refiner of smaller amounts of gold and silver bullion, we are continuing to explore a series of staged development options that would make our wholly owned Olympic Dam operation one of the world’s largest producers of copper, the largest producer of uranium and a significant producer of gold (see Development projects below).

During the second quarter of FY2010, the haulage system in the Clark Shaft at Olympic Dam was damaged. Ore hoisting operated at approximately 25 per cent of capacity until the fourth quarter of FY2010, when hoisting from the Clark Shaft resumed achieving a return to full production following the completion of repair works. Production in FY2010 was impacted due to this incident with Olympic Dam producing 103,253 tonnes of copper cathode, 2,279 tonnes of uranium oxide, 65,494 ounces of refined gold and 500,346 ounces of refined silver.

Antamina

We own 33.75 per cent of Antamina, a large, low-cost, long-life copper/zinc mine in Peru. Opened in 2001, its reserves will support mining at current rates for a further 20 years. Our share of Antamina’s FY2010 production was 98,600 tonnes of copper in concentrate, and 135,573 tonnes of zinc in concentrate. In addition to its primary copper and zinc concentrate products, Antamina also produces smaller amounts of molybdenum and lead/bismuth concentrate.

Spence

We completed our wholly owned greenfield Spence copper mine development in Chile and began ramping up cathode production in December 2006. During FY2010, we produced 159,604 tonnes of copper cathode which was impacted by industrial action during the second quarter. Spence´s current reserves will support mining at current rates for a further 16 years.

Cerro Colorado

Our wholly owned Cerro Colorado mine in Chile remains a significant producer of copper cathode, although production levels have declined in recent years as grades have declined. Production in FY2010 was 85,200 tonnes of copper cathode. Our current mine plan sees production continuing until FY2021, although we are currently evaluating the extent of hypogene mineralisation that may support further extension options.

Cannington

Our wholly owned Cannington mine in northwest Queensland has grown to become the world’s largest and, we believe, one of the lowest-cost producers of silver and lead. In FY2010, Cannington produced concentrates containing 245,445 tonnes of lead, 62,706 tonnes of zinc and approximately 37 million ounces of silver. The current mine plan sees production continuing until 2019.

Pinto Valley

As a result of the global economic slowdown in FY2009, we made the decision to stop sulphide mining and milling operations at our Pinto Valley Mine located in Arizona, US, placing the operations in care and maintenance.

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

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/ lease	History	Facilities and power source
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

We own 57.5% of Minera Escondida. The other 42.5% is owned by affiliates of Rio Tinto (30%), the JECO Corporation (10%), a consortium represented by Mitsubishi Corporation (7%), Mitsubishi Materials Corporation (1%), Nippon Mining and Metals (2%) and Jeco 2 Ltd (2.5%).

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

Separate transmission circuits provide power for the Escondida mine facilities. These transmission lines, which are connected to Chile’s northern power grid, are Group-owned. Electricity is purchased under contracts with local generating companies.

Spence

Atacama Desert,

150 km northeast of Antofagasta, Chile

A porphyry copper deposit that contains significant copper oxide (atacamite and chrysocolla) overlying the supergene sulphide enrichment zone

Open-cut mine

The mine is accessible by public road and company-owned rail access.

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

The crushed oxide and sulphide ores are leached on separate dynamic (on-off) leach pads. Acid leaching is applied to oxide ores and bio-leaching is applied to supergene sulphide ores. Solvent extraction consists of four trains in a series-parallel configuration, with extraction stages for both oxide and sulphide Pregnant Leach Solution. A single electrowinning plant produces the copper cathode.

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

Open-cut mine

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

Electricity is supplied under long-term contracts to the facilities through the northern Chile power grid.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/ lease	History	Facilities and power source

Pinto Valley

Located in the US approximately 125 km east of Phoenix, Arizona.

A porphyry copper deposit of low-grade primary mineralisation

Open-pit mine (Pinto Valley)

In-situ leach (Miami Unit)

The mine is accessible by public road. Current copper cathode production is trucked to domestic customers in the US.

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

COPPER URANIUM

Olympic Dam

560 km northwest of Adelaide, South Australia, Australia

A large poly-metallic deposit of the iron oxide-copper-gold style of mineralisation

Underground mine

The mine is accessible by public road. Copper cathode is transported by public road to public ports. Uranium oxide is transported by public road and rail to public ports.

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

The processing plant consists of two grinding circuits in which high-quality copper concentrate is extracted from sulphide ore through a flotation extraction process. The concentrate is fed into an Outokumpu flash furnace having a nominal concentrate smelting capacity of 450 ktpa to produce copper anodes, then into an ISA electro-refinery to produce copper cathodes and slimes treated to recover gold and silver. The flotation tailings are further processed through leaching and solvent extraction to produce electrowon copper cathode and high-grade uranium oxide concentrate.

Power for the Olympic Dam operations is supplied via a 275 kV powerline from Port Augusta, transmitted by ElectraNet.

COPPER ZINC

Antamina

Located in the Andes mountain range, North Central Peru at an altitude of 4,300 meters, 270 km north of Lima

A zoned porphry skarn deposit with central Cu-only ores and an outer band of Cu-Zn ore zone.

Open-cut mine

The mine is accessible by a Company-maintained 115 km access road.

A 300 km pipeline transports the copper and zinc concentrates to the port of Huarmey.

The molybdenum and lead/bismuth concentrates are transported by truck to different locations for shipment.

Antamina is owned and operated by a joint venture company called Compañía Minera Antamina S.A., in which we hold a 33.75% interest. The other joint venture partners are Xstrata (33.75%), Teck Cominco Limited (22.5%) and Mitsubishi Corp (10%).

Antamina holds mining rights from the Peruvian state over its mine and operations. These rights can be held indefinitely, contingent upon the annual payment of licence fees and the supply of information on investment and production.

The Antamina project achieved mechanical completion in May 2001 - more than four months ahead of the original schedule. The project began commercial production on 1 October 2001 ahead of schedule and under budget, following two years of exploration and three years of construction at a capital cost of US$2.3 billion.

The principal project facilities include a primary crusher, a nominal 94,000 tpd concentrator, copper and zinc flotation circuits and a bismuth/ moly cleaning circuit, a 300 km concentrate pipeline with single-stage pumping, and port facilities at Huarmey. The pipeline design throughput is 2.3 dry mtpa.

Power to the mine site is being supplied under long-term contracts with individual power producers through a 58 km 220 kV transmission line, which is connected to Peru’s national energy grid.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/ lease	History	Facilities and power source
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

Nominal capacity is 3.2 mtpa.

A power station, consisting of a combination of gas-fired and diesel-fired engines, located at Cannington, is operated under contract to supply power solely to Cannington.

Development projects

Olympic Dam

Pre-feasibility study work on the proposed expansion of Olympic Dam has addressed production capacities, mining methods, processing (including smelting) options and supporting infrastructure requirements. The proposed expansion would be a progressive development requiring construction activity to increase production to up to 750,000 tonnes per annum of copper, 19,000 tonnes per annum of uranium oxide and 800,000 ounces of gold. The Group released a draft Environmental Impact Statement (EIS) in May 2009 and received more than 4,000 public submissions on the project. The issues raised in the public submissions are addressed in a Supplementary EIS which the Group expects to complete by the end of CY2010. Government decisions on the project are expected in the second half of CY2011. After that, the expansion project will depend on successfully completing all required feasibility studies and on Board approval of the final investment case.

Yeelirrie

Pre-feasibility study work relating to the proposed Yeelirrie uranium oxide mine is in progress and will be reviewed by the Group to determine whether feasibility study work should commence in early 2011. The work currently underway includes resource definition drilling, test work, process plant concept design, environment impact assessment, capital and operating costing and economic evaluation.

Escondida

Exploration of the Escondida lease and early drilling results suggest that there is extensive additional mineralisation in close proximity to existing infrastructure and processing facilities, including a prospect known as Pampa Escondida. In FY2010 Escondida has expensed US$125 million (US$72 million our share) in exploration. Escondida is planning to invest a further estimated US$541 million (US$311 million our share) in drilling, assaying and metallurgical test work in exploration over the next five years.

The Laguna Seca Debottlenecking project which will provide additional processing capacity has moved into feasibility. It is expected that this project will move into execution during FY2011. Development of Organic Growth Project 1 continues which is the replacement of the Los Colorados concentrator allowing access to higher grade ore and additional processing capacity.

Antamina

In FY2010 Antamina announced the approval of the Expansion project. With a total investment of US$1.3 billion (US$434.7 million our share), the project will expand milling capacity by 38 per cent to 130,000 tpd. The Expansion project includes a new SAG mill, a new 55 kilometre power transmission line, an expanded truck shop facility and upgrades to the crushing and tailing systems, flotation circuit and port capacity. Commissioning of the project is scheduled to start at the end of CY2011. Our share of the capital expenditures in the Antamina expansion project totalled US$47 million in FY2010.

Resolution Copper

We hold a 45 per cent interest in the Resolution Copper project in Arizona, which is operated by our partner, Rio Tinto, which owns the other 55 per cent. Resolution Copper is currently undertaking a pre-feasibility study into a substantial underground copper mine and processing facility.

Resolution Copper continued to advance the sinking of the No. 10 Shaft in order to gain access to the ore deposit for characterisation work of mineralisation and geotechnical conditions. In addition to work completed at the project site, efforts continued towards gaining approval within the US Congress for a Federal Land Exchange to access the ore deposit.

2.2.5 Diamonds and Specialty Products Customer Sector Group

Our Diamonds and Specialty Products CSG operates our diamonds and titanium minerals businesses and the exploration and development of a potash business.

Diamonds

The cornerstone of our diamonds business is the EKATI diamond mine in the Northwest Territories of Canada, of which we own 80 per cent. EKATI has produced on average over three million carats per year of rough diamonds over the last three years. However, the grade of ore we process fluctuates from year to year, resulting in variations in carats produced. In addition, the proportion of our production consisting of high-value carats (larger and/or higher-quality stones) and low-value carats (smaller and/or lower-quality stones) will fluctuate from year to year. During the year mining of the higher grade Panda underground was completed. The mine life based on the mine plan is eight years.

Annual sales from EKATI (100 per cent terms) represent approximately three per cent of current world rough diamond supply by weight and approximately nine per cent by value. We sell most of our rough diamonds to international diamond buyers through our Antwerp sales office. We also sell a smaller amount of our diamond production to two Canadian manufacturers based in the Northwest Territories.

Titanium minerals

Our principal interest in titanium minerals consists of our 37.76 per cent interest in Richards Bay Minerals (RBM). RBM is one of the largest and lowest-cost producers of titania slag, high-purity pig iron, rutile and zircon from mineral sands. Approximately 90 per cent of the titanium dioxide slag produced by RBM is suitable for the chloride process of titanium dioxide pigment manufacture and is sold internationally under a variety of short, medium and long-term contracts.

In December 2009, RBM completed its Broad-Based Black Economic Empowerment (‘BBBEE’) transaction by transferring 26 per cent to the BBBEE Consortium. The BBBEE Consortium includes investors, local communities and RBM employees.

Potash

We believe potash has significant growth potential underpinned by increasing demand for food and decreasing arable land, which is largely driven by growing economies in developing countries.

On 18 August 2010, BHP Billiton announced its intention to make an all-cash offer, and on 20 August 2010 formally commenced the offer, to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. (PotashCorp) at a price of US$130 in cash per PotashCorp common share (the ‘Offer’). The Offer values the total equity of PotashCorp at approximately US$40 billion on a fully diluted basis.

On 23 March 2010, we completed the acquisition of all the issued and outstanding common shares of Athabasca Potash Inc (API) for C$8.35 cash per common share. This acquisition provided us with 100 per cent control of the Burr project and various additional potash exploration properties in Saskatchewan, Canada. Our permit positions for potash extend over 14,000 square kilometres in the Saskatchewan basin and have expiry dates between 2013 and 2016. We are currently studying development opportunities (see Development projects below).

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

Fox is an open-cut mine and Koala is an underground mine

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

We are the operator of the mines.

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

Current active mines include one open-cut (Fox) and one underground mine (Koala). Mining at Panda underground mine was completed during FY2010.

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

TITANIUM MINERALS

Richards Bay Minerals

RBM has four beach sand dredge mines located 10 to 50 km north of Richards Bay, KwaZulu-Natal, South Africa

Quaternary age coastal dune deposits - heavy mineral sands concentrated by wave action and aeolian processes

The mines are accessible via public rail, road and port.

The rail between the mine site, harbour and shipping facilities are owned by Spoornet and Portnet (both government business enterprises supplying services on behalf of the state). The roads accessing the smelter are government-owned.

RBM comprises two legal entities, Richards Bay Mining (Proprietary) Limited and Richards Bay Titanium (Proprietary) Limited, in each of which the Group has a 50% interest and functions as a single economic entity. After deducting non-controlling interests in subsidiaries of RBM, the Group’s economic interest in the operations of RBM is 37.76%.

Rio Tinto operates the joint venture on behalf of the shareholders.

RBM holds long-term renewable leases from the state of South Africa.

These leases are subject to the South African Mining Charter and an application has been lodged for a conversion to a New Order Rights (see section 2.7, ‘Government regulations’).

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

The smelter processes the ilmenite to produce titanium dioxide slag, with a titanium dioxide content of approximately 85% and high-purity iron.

The nominal titanium slag capacity is 1.06 mtpa.

Power for the operation is purchased from the South African grid.

Development projects

Potash

We continued advancing the Jansen Project, a greenfield potash project near Saskatoon, Saskatchewan, Canada which is being designed to produce approximately eight million tonnes per annum of saleable potash. The Project is nearing the end of its pre-feasibility study and is anticipated to progress to feasibility in the first half of FY2011. Based on the current schedule and subject to investment approval, the project is expected to produce saleable potash from CY2015. We have also allotted pre-commitment funding of US$240 million to support the development of the first stages of the Jansen Potash Project. This pre-approval expenditure will facilitate the early stage work for the establishment of the production and service shafts.

Jansen is the most advanced of our multiple development options in potash, with nearby Young and Boulder projects both in the concept study phase. We continued exploration activities in Saskatchewan, Canada. The Burr project, acquired with Athabasca Potash on 23 March 2010, is currently under review in the context of our full potash development portfolio. Exploration in the Melville area, also acquired with Athabasca Potash, began in July 2010.

Diamonds

We are working on pre-feasibility and concept studies for developments at EKATI. Because of the nature of the kimberlite pipes in which diamonds are found, individual pipes are relatively short-lived, so we are continually working on options to bring new pipes on-stream.

2.2.6 Stainless Steel Materials Customer Sector Group

Our Stainless Steel Materials business is primarily a supplier of nickel to the stainless steel industry. Nickel is an important component of the most commonly used types of stainless steel. In addition, we supply nickel to other markets, including the specialty alloy, foundry, chemicals, and refractory material industries. We are the world’s fourth-largest producer of nickel and we sell our nickel products under a mix of long-term, medium-term and spot volume contracts, with prices linked to the London Metal Exchange (LME) nickel price.

For the duration of FY2010, our nickel business comprised two sets of production assets:

Nickel West

Nickel West is the name for our wholly owned Western Australian nickel assets, which consist of an integrated system of mines, concentrators, a smelter and a refinery. We mine nickel-bearing sulphide ore at our Mt Keith, Leinster and Cliffs operations north of Kalgoorlie, Western Australia. We operate concentrator plants at Mt Keith and at Leinster, which also concentrates ore from Cliffs. Leinster and Mt Keith have reserve lives of eight and 14 years respectively at current rates of production, and both have options for further expansion. Cliffs is a high-grade underground mine with an expected reserve life of three years. The extraction of ore at Cliffs commenced in FY2008.

We also operate the Kambalda concentrator south of Kalgoorlie, where ore is sourced through tolling and concentrate purchase arrangements with third parties in the Kambalda region. In addition, we have a regular purchase agreement in place for the direct purchase of concentrate, which we dry and blend with other concentrate processed at Kambalda.

We transport concentrate from Leinster, Mt Keith and Kambalda to our Kalgoorlie smelter, which processes it into nickel matte, containing approximately 66 per cent nickel. In FY2010, we exported approximately 43 per cent of our nickel matte production. We processed the remaining nickel matte at our Kwinana nickel refinery, which produces nickel metal in the form of LME grade briquettes and nickel powder, together with a range of saleable by-products.

During FY2010, production of nickel metal from the Kwinana nickel refinery was impacted by a restriction in hydrogen supply, resulting in the redirection of matte feed stocks for external sale. A new hydrogen plant is under construction at the Kwinana nickel refinery and construction is expected to be completed in the second quarter of FY2012.

Cerro Matoso

Cerro Matoso, our 99.94 per cent owned nickel operation in Colombia, combines a lateritic nickel ore deposit with a low-cost ferronickel smelter. Cerro Matoso is the world’s second-largest producer of ferronickel and one of the lowest-cost producers of ferronickel. The smelter produces high-purity, low-carbon ferronickel granules. Cerro Matoso has an estimated current reserve life of 39 years, based on current production levels.

Significant changes to the Stainless Steel Materials business

During FY2010 Stainless Steel Materials made two significant business divestments. In July 2009 we completed the sale of the Yabulu nickel refinery. In February 2010 we completed the sale of the Ravensthorpe nickel operation following the suspension of production activities in January 2009.

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
NICKEL

Mt Keith

460 km north of Kalgoorlie, Western Australia, Australia

Disseminated textured magmatic nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows and intrusions

Open-cut mine

The mine is accessible by private road.

Nickel concentrate is transported by road to Leinster nickel operations from where it is dried and transported by public road and rail to the Kalgoorlie nickel smelter.

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

Underground and open-cut mines.

The mine is accessible by government-owned road and rail.

Nickel concentrate is shipped by road and rail to the Kalgoorlie nickel smelter.

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

We own 99.94% of CMSA, and 0.06% is held by employees.

Existing mining concessions are renewable in 2012 with a 30-year extension period until 2042. Further extension is possible at that time.

Land on which reserves are located is owned.

Mining commenced in 1980 and nickel production started in 1982 under Colombian Government, BHP Billiton and Hanna Mining ownership.

In 1989, we increased our ownership to 53%, in 1997 to 99.8% and in 2007 to 99.94%.

In 2001, we completed an expansion project to double installed capacity.

The ferronickel smelter and refinery are integrated with the mine.

Beneficiation plant for the mine consists of a primary and secondary crusher. Ore is sent to a stacker for stockpiling and blending.

Process design capacity is 50,000 tpa of nickel in ferronickel form. Actual capacity depends on nickel grade from the mine.

Electricity is supplied from the national grid based on supply contracts negotiated periodically. Existing contracts are in place until December 2011.

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

The gas is transported through the Goldfields Gas Pipeline, pursuant to an agreement with Southern Cross Pipeline Australia that expires in 2037.

Kalgoorlie nickel smelter Kalgoorlie, Western Australia, Australia	We own and operate the Kalgoorlie nickel smelter operation and hold freehold title over the property.	The flash smelting process produces matte containing approximately 66% nickel.

The Kalgoorlie smelter has a capacity of approximately 110,000 tpa of nickel matte.

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

Development projects

Cerro Matoso Nickel Ore Smelting System

During FY2010, the Nickel Ore Smelting System project was approved to progress into execution phase. The project will deliver a replacement of the 27-year-old Line 1 furnace to improve operational reliability and accommodate changes in the mineralogy of the ore feed. The construction phase will take approximately six months, followed by heating and ramp-up of the new furnace over a further three months. The shutdown is planned to commence during the second half of FY2011.

Cerro Matoso expansion options

Cerro Matoso has undertaken conceptual studies on options for expanding production, including a heap leaching operation. A completed feasibility study and Board approval would be required before any project based on these studies proceeds.

Mt Keith Talc co-processing

In September 2009 the Mt Keith Talc re-design project was approved to move into execution phase. This will enable Mt Keith to process talcose ore to supplement the current ore supply. The general scope of this project is the installation of additional grinding and flotation equipment within the existing circuits at Mt Keith and the addition of a high magnesium oxide concentrate flotation circuit. This project allows us to treat talcose ores which make up approximately 15 per cent of the Mt Keith orebody and which were not previously able to be processed economically with existing technology. The project is expected to be commissioned in the second quarter of FY2012.

2.2.7 Iron Ore Customer Sector Group

Our Iron Ore CSG consists of our Western Australia Iron Ore (WAIO) business and a 50 per cent interest in the Samarco joint venture in Brazil.

Western Australia Iron Ore

WAIO’s operations involve a complex integrated system of seven mines and more than 1,000 kilometres of rail infrastructure and port facilities, all located in the Pilbara region of northern Western Australia. Our strategy is to maximise output utilising available infrastructure at our disposal.

In response to increasing demand for iron ore, we have been expanding our WAIO operations. Since 2001, we have completed six expansion projects to increase our system production capacity from 69 million tonnes per annum to 155 million tonnes per annum (100 per cent basis). We now have a project under construction to further increase system capacity to 205 million tonnes per annum (100 per cent basis). Additional projects now undergoing pre-feasibility or feasibility studies would further increase system capacity. Our share of FY2010 production was 113.9 million tonnes of ore.

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

In conjunction with our capacity expansion, we have continued to explore and refine our understanding of existing tenements. Our proven ore reserves are high-grade, with average iron content ranging from 57.1 per cent at Yandi to 63.0 per cent at Mt Newman. The reserve lives of our mines at current production levels range from 11 years at Mt Goldsworthy (JV Northern) to 72 years at Jimblebar.

Samarco

We are a 50–50 joint venture partner with Vale at the Samarco operations in Brazil. During the FY2008, Samarco completed an expansion project consisting of a third pellet plant, a mine expansion, a new concentrator, port enhancements and a second slurry pipeline.

In FY2010, our share of production was 10.35 million tonnes of pellets. Samarco’s total ore reserve is about 2.11 billion tonnes. In addition, Samarco completed the selection (pre-feasibility) study for its fourth pellet plant which is expected to increase the iron ore pellet capacity by 8.2 million tonnes per annum to 30.7 million tonnes per annum (100 per cent share). This project is still subject to shareholder and Samarco Board approval.

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

Open-cut mine

The mines are accessible by public road and Company-owned rail to the joint venture’s Nelson Point shipping facility at Port Hedland.

We hold an 85% interest in the Mt Newman joint venture. The other 15% is held by Mitsui ITOCHU Iron (10%), ITOCHU Minerals and Energy of Australia (5%).

We are the operators of the Mt Whaleback orebody. Independent contractors operate the mining of orebodies 18, 23, 25, 29 and 30.

Mining lease under the Iron Ore (Mt Newman) Agreement Act 1964, expires in 2030 with the right to successive renewals of 21 years.

Production began at the Mt Whaleback orebody in 1969.

Production continues to be sourced from the major Mt Whaleback orebody, complemented by production from orebodies 18, 23, 25, 29 and 30.

First ore from the Newman Hub as part of our RGP4 construction was delivered in 2009.

The Newman Hub consists of primary and secondary crushing and screening plants (capacity of 58 mtpa); a heavy media beneficiation plant, stockyard blending facility, a single cell rotary car-dumper, and train-loading facility.

At orebody 23/25, primary and secondary crushing and screening plant.

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

Open-cut mine

The mines are accessible by public road and Company-owned rail to the Finucane Island shipping facility and Nelson Point shipping facility at Port Hedland.

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

We began development of the orebody in 1991. The first shipment occurred in 1992. Capacity was progressively expanded between 1994 and 2003 and production is currently 41 mtpa.

Two processing plants and a primary crusher and overland conveyor are used to crush and screen ore and deliver it to one of two train-loading facilities.

Power comes from Alinta Dewap’s Newman gas-fired power station via Company owned powerlines under long-term contracts.

Jimblebar

Pilbara region, Western Australia, Australia

Jimblebar iron ore products are derived from bedded ore types. These are classified based on the host Archaean or Proterozoic banded iron formation names, which are Brockman and Marra Mamba.

Open-cut mine

The mine is accessible by public road and Company-owned rail to Port Hedland via a 32 km spur line linking with the main Newman to Port Hedland railway.

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

Primary and secondary crushing plant (capacity of 14 mtpa). Power comes from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines under long-term contracts.

Mt Goldsworthy joint venture

Pilbara region, Western Australia, Australia

Mt Goldsworthy joint venture iron ore products are derived from bedded ore types. These are classified as per the host Archaean or Proterozoic iron formation names, which are Brockman, Marra Mamba and Nimingarra.

Open-cut mine includes Area C, Yarrie and Nimingarra.

The mines are accessible by public road and Company-owned rail to the joint venture’s Finucane Island shipping facilities and the Nelson Point shipping facilities, both located at Port Hedland.

Our railway spur links Area C mine to the Newman main line.

We hold an 85% interest in the Mt Goldsworthy joint venture. The other 15% is held by Mitsui Iron Ore Corporation (7%) and ITOCHU Minerals and Energy of Australia (8%).

An independent contract mining company is the operator of the mine.

Four mineral leases under the Iron Ore (Mt Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972, which have expiry dates between 2014 and 2028 with rights to successive renewals of 21 years.

A number of smaller mining leases granted under the Mining Act 1978 in 2005 expiring in 2026.

Operations originally commenced at the Mt Goldsworthy project in 1966 and the Shay Gap mine in 1973. The original Goldsworthy mine closed in 1982 and the associated Shay Gap mine closed in 1993. Mining at the Nimingarra mine ceased in 2007 and has since continued from the adjacent Yarrie area.

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

Open-cut mine

The mine is accessible by public road. Conveyor belts transport iron ore to the beneficiation plant and a 396 km slurry pipeline transports pellet feed to the pellet plants on the coast.

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

With the addition of the third pellet plant expansion, Samarco has the capacity to process and pump a total of 24 mtpa of ore concentrate and produce and ship approximately 22.5 mtpa of pellets (100% basis).

Samarco holds interests in two hydro-electric power plants. These plants furnish approximately 19.2% of Samarco’s electricity requirements.

Samarco has signed two agreements expiring in 2014 to purchase remaining power needs from two local concessionaires that operate other hydro-electric power plants.

Development projects

Western Australia Iron Ore

Construction of Rapid Growth Project (RGP) 5 is ongoing. Project expenditure of US$4.8 billion was approved in November 2008 for RGP 5, our share of spend to date amounts to US$3.1 billion. The focus of this expansion project is to substantially double track the Newman mainline rail, construction of two new shipping berths on the Finucane Island side of the Port Hedland harbour and additional crushing, screening and stockpiling facilities at Yandi. RGP 5 is expected to increase the installed capacity of our WAIO operations by a further 50 million tonnes per annum to 205 million tonnes per annum (100 per cent share).

In January 2010, we announced approval of US$1.93 billion (100 per cent share) of capital expenditure to underpin further growth activities in the business. This expenditure represents early spend for the Group’s RGP 6. The capital will allow for early procurement of long lead items and detailed engineering to continue the expansion of the inner harbour at Port Hedland, progress rail track duplication works and expand the mining operations. As at 30 June 2010, our capital spend on this project amounted to US$687 million.

Western Australia Iron Ore – Rio Tinto Joint Venture

On 5 June 2009, BHP Billiton signed a Framework Agreement, including non-binding core principles, with Rio Tinto to form a 50–50 production joint venture combining the economic interests of both companies’ current and future iron ore assets in Western Australia. On 5 December 2009, BHP Billiton and Rio Tinto signed binding agreements that set out the terms that will regulate the establishment of the joint venture and its ongoing operation. Those terms are consistent with the core principles set out in the Framework Agreement, except that the joint marketing of 15 per cent of output contemplated by the core principles will not take place: all output will be sold by BHP Billiton and Rio Tinto separately.

The joint venture offers an excellent opportunity to capture substantial production and development synergies from the companies’ overlapping world-class resources. These synergies are anticipated to come from:

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

It is intended that BHP Billiton’s Iron Ore President, Ian Ashby, will be appointed as the initial Chief Executive Officer of the joint venture, while Sam Walsh, currently Rio Tinto’s Chief Executive Iron Ore and Australia will be appointed as initial Chairman of the non-executive owners’ council.

Pre-conditions for formation of the joint venture include receipt of regulatory and relevant governmental clearances and approval from the shareholders of both Rio Tinto and BHP Billiton. The Framework Agreement and the binding agreements will terminate if the pre-conditions are not satisfied by 31 December 2010 unless extended by agreement of Rio Tinto and BHP Billiton.

Heads of Agreement with Western Australian Government

On 21 June 2010, BHP Billiton and Rio Tinto announced that they had signed a non-binding Heads of Agreement with the Government of Western Australia (HoA).

Based on the HoA, the State will proceed with amendments to the State Agreement Acts covering operations managed by BHP Billiton and operations managed by Rio Tinto, to require payment of royalties on iron ore shipments at the rates specified in the WA Mining Regulations with effect from 1 July 2010. Royalty rates will increase from 3.75 per cent of sales revenue to 5.625 per cent for fine ore and from 3.25 per cent to five per cent for beneficiated ore. The lump ore royalty will be 7.5 per cent, which is already the prevailing rate in most cases. The rates as amended will apply to all existing operations and future projects covered by the State Agreements.

Additionally, the HoA permits sharing of infrastructure and blending of products across the network operated by BHP Billiton and the network operated by Rio Tinto, and (subject to agreement between the parties) across both networks.

The State Agreement amendments are subject to the approval of relevant co-venturers under existing joint venture arrangements and the passage of ratifying legislation by the Western Australian Parliament. The amendments are not conditional on finalisation of the joint venture.

In recognition of the value that the amendments to the State Agreements are expected to generate and the need to support local communities, the parties to the relevant State Agreements will make a contribution totalling A$350 million to the consolidated revenue of the State.

West Africa

We are currently carrying out exploration activities in the West African countries of Guinea and Liberia. At Nimba in Guinea, we are conducting concept studies to determine economic viability, sustainability impacts and management implications of operations in this area. During the year, we signed a Mineral Development Agreement with the Government of Liberia to enable the further exploration and development of our mineral leases in that country, this is currently before the Legislature for ratification.

2.2.8 Manganese Customer Sector Group

Our Manganese operations produce a combination of ores and alloys from sites in South Africa and Australia. The Manganese CSG is the world’s largest producer of manganese ore and among the top three global producers of manganese alloy.

Manganese alloy is a key input into the steelmaking process. Manganese high-grade ore is particularly valuable to alloy producers because of the ‘value in use differential’ over low-grade ore, which is the degree to which high-grade ore is proportionately more efficient in the alloying process than low-grade ore.

Our strategy is to focus on upstream resource businesses which have been significant contributors to our profit in FY2010. However, our alloy smelters add value to the overall manganese business because they enable us to access markets with an optimal mix of ore and alloy, optimise production to best suit market conditions and give us insight into the performance of our ores in smelters.

Approximately 80 per cent of ore production is sold directly to external customers and the remainder is used as feedstock in our alloy smelters.

The Group owns and manages all manganese mining assets and alloy plants through a joint venture with Anglo-American in which the Group owns 60 per cent. The joint venture assets are Samancor Manganese, which owns 74 per cent of Hotazel Manganese Mines (Pty) Ltd (HMM) and Metalloys, both situated in South Africa and the Groote Eylandt Mining Company Pty Ltd (GEMCO) and Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO) located in Australia. In July 2009, Samancor Manganese (Pty) Ltd sold 26 per cent of HMM in a series of transactions designed to comply with South Africa’s Black Economic Empowerment requirements. In May 2010, Samancor Manganese sold its 51 per cent equity stake in Manganese Metal Company (Pty) Ltd to Agattu Trading 195 (Pty) Ltd.

Mines:

•	Hotazel

HMM owns the Mamatwan open-cut mine and the Wessels underground mine. The ore contained in these mines require only crushing and screening to create saleable product with no further upgrade steps required. During FY2010, production was increased in response to higher demand.

•	GEMCO

As a result of its location near our own port facilities and its simple, open-cut mining operation, GEMCO is one of the lowest-cost manganese ore producers in the world. Simple operations combined with its high-grade of ore and relative proximity to Asian export markets, make GEMCO unique among the world’s manganese mines. During FY2010, production was increased in response to higher demand.

Alloy Plants:

•	Metalloys

The Samancor Manganese Metalloys alloy plant is one of the largest manganese alloy producers in the world. Due to its size and access to high-quality feedstock from the Hotazel operations, it is also one of the lowest-cost alloy producers. Metalloys produces high and medium-carbon ferromanganese and silicomanganese.

•	TEMCO

TEMCO is a meduim-sized producer of high-carbon ferromanganese, silicomanganese and sinter using ore shipped from GEMCO, primarily using hydro-electric power.

Information on Manganese mining operations

The following table contains additional details of our mining operations. These tables should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.14.2).

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Hotazel Manganese Mines (Pty) Ltd

Kalahari Basin, South Africa

Mamatwan is an open-cut mine.

Wessels is an underground mine.

The ore occurs in Proterozoic volcanogenetic sediments associated with banded iron formation hosted by the Hotazel Formation.

The mines are accessible by rail and public road. Most ore and sinter products are transported by government-owned rail. Approximately one third of the ore produced is beneficiated locally with the balance exported via Port Elizabeth, Richards Bay and Durban.

Hotazel Manganese Mines (Pty) Ltd, a 74% owned subsidiary of Samancor Manganese. HMM is the owner of Mamatwan and Wessels mines. The other 26% is held by: Ntsimbintle 9%; NCAB, 7%; Iziko, 5% and HMM Education Trust, 5%. BHP Billiton is the operator of the mines.

The existing New Order Rights are valid until 2036.

In implementing the transformation strategy, Samancor Manganese undertook four empowerment transactions to increase the HDSA shareholding in HMM to 26%. This is aligned to the Mining Charter intents.

Mamatwan was commissioned in 1964. Wessels was commissioned in 1973.

Mamatwan’s capacity is currently 3.5 mtpa of ore and sinter based on the current product mix at the mine. The beneficiation plant consists of primary, secondary and tertiary crushing with associated screening plants. There is a dense medium separator and a sinter plant with a capacity of 1 mtpa of sinter.

Wessels has eight loaders and seven haulers with an annual capacity of approximately 1 mtpa of ore. The processing is a simple crushing and screening circuit consisting of primary and secondary crushing circuits with associated screening capacity.

The power source is the national utility company Eskom.

Groote Eylandt Mining Company Pty Ltd (GEMCO)

Groote Eylandt, Northern Territory, Australia

The ore occurs in partially supergene enriched stratiform Cretaceous sandstone – claystone associated type sedimentary orebodies

Open-cut mine

Ore is transported from the concentrator by road train directly to our shipping facilities at the port at Milner Bay.

BHP Billiton own 60% of GEMCO and operates the mine. The remaining 40% is owned by Anglo American.

All leases situated on Aboriginal land held under the Aboriginal Land Rights (Northern Territory) Act 1976. The existing leases are valid until 2031.

The mine was first commissioned in 1965.

The beneficiation process consists of crushing, screening, washing and dense media separation with lump and fines products being produced. The existing capacity is 4.2 wet mtpa.

GEMCO owns and operates its own on-site diesel power generation facility.

Information on Manganese smelters, refineries and processing plants

Operation and location	Ownership, operation and title	Plant type/product	Capacity and power source
Metalloys Meyerton, South Africa	Metalloys is a division of Samancor Manganese (Pty) Ltd. Samancor Manganese (Pty) Ltd holds freehold title over the property, plant and equipment.	The manganese alloy plant uses eight submerged arc furnaces to produce manganese alloys such as high-carbon ferromanganese and silicomanganese and an oxygen blown converter process producing refined (medium-carbon ferromanganese) alloy.

400,000 tpa of high-carbon ferromanganese (including hot metal), 135,000 tpa of silicomanganese and 90,000 tpa of medium-carbon ferromanganese in various size fractions.

The power source is the national utility company Eskom plus 30 MW of internal power generated from waste heat.

Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO) Bell Bay, Tasmania, Australia	BHP Billiton own 60% of TEMCO. Anglo American owns the remaining 40%. TEMCO holds freehold title over the property, plant and equipment.	Four electric arc furnaces and a sinter plant produce ferroalloys, including high-carbon ferromanganese, silicomanganese and sinter.

Nominal capacity based on the 2011 budget product mix is 130,000 tpa of high-carbon ferromanganese, 125,000 tpa of silicomanganese and 350,000 tpa of sinter.

TEMCO sources its electrical power from Aurora Energy, the state-owned power distribution and retailing company. Power in Tasmania is principally generated from hydro stations, but supplemented with a 240 MW gas generation station. TEMCO also self-generates 11 MW for internal use from an on-site energy recovery unit.

Development projects

GEMCO expansion

The selection study (pre-feasibility study) into a further expansion of the GEMCO mine (GEMCO 2nd expansion) from 4.2 to 4.8 wet million tonnes per annum (100 per cent, or about 2.9 wet million tonnes per annum BHP Billiton share) is reaching its conclusion. The project is subject to approval and is expected to advance into execution at the end of second quarter in FY2011. The total investment amount is approximately US$130 million (BHP Billiton share).

Hotazel Manganese Mines

The central block development project at Wessels mine is expected to be completed in FY2013. The project will enable Wessels mine to increase production from 1 million tonnes per annum to 1.5 million tonnes per annum of capacity (100 per cent, or about 0.7 million tonnes per annum BHP Billiton share). The forecast capital expenditure to completion of the project is an estimated US$26 million (BHP Billiton share).

Metalloys

The definition study (feasibility study) for the High Carbon Ferro Manganese furnace M14 at the Metalloys smelter in Meyerton, South Africa is reaching its conclusion. This furnace would add an additional 130,000 tonnes per annum capacity (100 per cent, or about 78,000 tonnes per annum BHP Billiton share) to the smelter for capital at a cost of US$54 million (BHP Billiton share).

Samancor Gabon Manganese project

The selection study (pre-feasibility study) for the establishment of a manganese mine in Gabon was completed in July 2010. A small entry mine of approximately 300,000 tonnes per annum (100 per cent, or about 180,000 tonnes per annum BHP Billiton share) was selected as the preferred option. The small entry mine requires growth capital investment of US$43 million (BHP Billiton share) to establish the asset producing approximately 300,000 tonnes per annum of manganese ore by FY2012.

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

Bowen Basin

In comparison with other coal producing regions, the Bowen Basin is extremely well positioned to supply the seaborne market because of:

•	its high-quality metallurgical coals, which are more efficient in blast furnace use;

•	the relatively low cost of production because of its extensive near-surface deposits; and

•	its geographical proximity to Asian customers.

We also have access to key infrastructure, including a modern, integrated electric rail network and our own coal loading terminal at Hay Point, Mackay. This infrastructure enables us to maximise throughput and blending of products from multiple mines to optimise the value of our production and satisfy customer requirements.

Our Bowen Basin mines are owned through a series of joint ventures. We share 50–50 ownership with Mitsubishi Development Pty Ltd in BHP Billiton Mitsubishi Alliance (BMA), which operates the Goonyella Riverside, Broadmeadow, Peak Downs, Saraji, Norwich Park, Blackwater and Gregory Crinum mines, together with the Hay Point terminal. The two BHP Mitsui Coal (BMC) operations – South Walker Creek and Poitrel mines – are owned by BHP Billiton (80 per cent) and Mitsui and Co (20 per cent). The reserve lives of the Bowen Basin mines at target production rates range from six years to 65 years.

Our export customers are steel producers around the world. In FY2010 most of our contracts were long-term or annual volume contracts with prices negotiated annually, however we are now moving predominantly to short-term pricing.

Total attributable production in FY2010 was approximately 30.8 million tonnes, compared with 30.1 million tonnes in FY2009. Production in FY2010 was higher due to improved operational and supply chain performance, supported by strong demand.

Illawarra

We own and operate three underground coal mines in the Illawarra region of New South Wales, which supply metallurgical coal to the nearby BlueScope Port Kembla steelworks, and other domestic and export markets. Total production in FY2010 was approximately 6.5 million tonnes and the reserve lives of the Illawarra mines at target production rates range from four years to 19 years.

Production figures for both the Bowen Basin and Illawarra include some energy coal (less than six per cent and 13 per cent, respectively).

Information on Metallurgical Coal mining operations

The following table contains additional details of our mining operations. The tables should be read in conjunction with the production (see section 2.3.2) and reserves tables (see section 2.14.2).

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

Central Queensland Coal Associates (CQCA) joint venture

Bowen Basin, Queensland, Australia

Produces a range of products from premium-quality, low volatile, high vitrinite, hard coking coal to medium volatile hard coking coal, to weak coking coal, and some medium ash thermal coal as a by-product. Seams currently mined are from the Permian Moranbah and Rangal Coal Measures which are comprised of layered fine to medium grained siltstones and sandstones interbedded with coal.

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

BMA operates the mines.

Mining leases, including those associated with undeveloped tenements, have expiry dates between 2010 and 2037 and are renewable for such further periods as the Queensland Government/legislation allows. Renewal applications for mining leases expiring in CY2010 have been lodged.

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

Gregory joint venture

Bowen Basin, Queensland, Australia

Produces a high volatile, low ash hard coking coal, and a medium ash thermal coal. Mining is limited to the Lilyvale Seam, part of the Permian German Creek Coal Measures, which are composed of layered fine to medium grained sandstones and siltstones interbedded with coal.

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

BMA operates the mines.

Mining leases, including those associated with undeveloped tenements, have expiry dates between 2014 and 2027 and are renewable for such further periods as the Queensland Government/legislation allows.

		The Gregory Mine became operational in 1979. Crinum Mine commenced longwall production in 1997.	All coal is beneficiated at an on-site processing facility, with a capacity in excess of 5 mtpa. Power is sourced from the State of Queensland’s electricity grid.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source

BHP Mitsui Coal Pty Limited

Bowen Basin, Queensland, Australia

Produces a range of coking coal, pulverised coal injection (PCI) coal, and thermal coal products with medium to high phosphorus and ash properties. Production is sourced from the Permian Rangal Coal Measures are the main economic stratum and are comprised of layered sedimentary formations.

South Walker Creek and Poitrel are open-cut mines.

The mines are accessible by public road. All coal is transported on government-owned railways to the port of Hay Point near Mackay (incorporating CQCA’s Hay Point Coal Terminal and the Dalrymple Bay Coal Terminal).

We own 80% of BHP Mitsui Coal Pty Limited (BMC). Mitsui and Co owns the other 20%. BMA managed the mines during FY2010, however from 1 July 2010, management was transferred to BMC.

Mining leases, including those associated with undeveloped tenements, have expiry dates between 2010 and 2020 and are renewable for such further periods as the Queensland Government/legislation allows. Renewal applications for mining leases expiring in CY2010 have been lodged.

South Walker Creek became operational in 1996, producing PCI product and minor quantities of thermal coal. Poitrel mine commenced operations in 2006, producing both coking coal and PCI.

South Walker Creek coal is beneficiated at on-site processing facilities with a capacity to produce 3.5 mtpa of coal.

Poitrel Mine has a joint venture agreement (Red Mountain Joint Venture) with the adjacent Millennium Coal mine to share coal processing and rail loading facilities. Poitrel has access to 3 mtpa capacity from the processing facilities.

Power is sourced from the State of Queensland’s electricity grid.

Illawarra Coal

Illawarra, New South Wales, Australia

Produces premium quality hard coking coal and some thermal coal from the Wongawilli and Bulli seams contained in layered sedimentary formations within the Permian Illawarra Coal Measures.

Dendrobium, Appin and West Cliff are all underground mines.

All the mines are accessible by public road. All coal is transported by road or rail to our major customer, BlueScope Steel’s Port Kembla steelworks, or to Port Kembla for export.

We are owner and operator of the Illawarra Coal mines.

Mining leases have expiry dates between 2010 and 2026 and are renewable for such further periods as the NSW Government/legislation allows. Renewal applications for mining leases expiring in 2010 have been lodged.

		Appin commenced in 1962 with longwall mining starting in 1969. West Cliff was commissioned in 1976. Dendrobium Mine opened in 2005.	Coal is beneficiated at two processing facilities with a capacity to produce approximately 8 mtpa of coal. Power is sourced from the State of New South Wales’ electricity grid.

Development projects

IndoMet Coal Project (Indonesia)

Indomet Coal includes the Maruwai and Juloi metallurgical coal concessions in Kalimantan, Indonesia and was discovered by BHP Billiton Exploration in the 1990’s. Following a strategic assessment of the importance of local participation in the development of the project in 2010, a 25 per cent interest in the project was sold to a subsidiary of PT Adaro Energy TBK. We retain 75 per cent of the project.

Study work is underway to identify development options across our mining areas of interest (Coal Contracts of Work).

Bowen Basin Expansions

BMA is currently investigating a number of brownfield and greenfield expansion options in the Bowen Basin, including:

•	Daunia Coal Mine (greenfield project);

•	Caval Ridge Mine (greenfield project);

•	Goonyella Riverside Mine Expansion (brownfield project);

•	Hay Point Coal Terminal Expansion (brownfield project).

Daunia, located to the east of the Poitrel mine, has been designed with capacity to produce up to 4 million tonnes per annum, and the production capacity of Caval Ridge, located to the north of the Peak Downs mine, would be up to 5.5 million tonnes per annum (100 per cent, or 2.75 million tonnes per annum BHP Billiton share) in addition to potential expansion of Peak Downs mine of 2.5 million tonnes per annum (100 per cent, or 1.25 million tonnes per annum BHP Billiton share). Both developments would include coal handling preparation plants. We are assessing the optimal time to advance these projects and we are continuing to progress owner and government approvals.

To support this growth, BMA is progressing owner and government approvals to increase the capacity of the Hay Point Coal Terminal from 44 million tonnes per annum to 55 million tonnes per annum in a first phase expansion (HPX3). We have committed pre-approval expenditure for further project studies and items requiring long lead times. A potential further stage (HPX4) would increase capacity from 55 million tonnes per annum to approximately 75 million tonnes per annum. We were also awarded ‘preferred developer’ status for the construction of a new coal terminal at the X80 site at Abbot Point, with a capacity of at least 30 million tonnes per annum.

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

We recognise that the need to control carbon dioxide emissions has substantial implications for the use of thermal coal as an energy source. We have committed to invest US$300 million over five years from June 2007 to support the research, development and demonstration of low-emissions technologies, including ‘clean coal’ and carbon sequestration technologies.

We operate three sets of assets: a group of mines and associated infrastructure collectively known as BHP Billiton Energy Coal South Africa (BECSA); our New Mexico Coal operations in the United States; and our NSW Energy Coal operations in Australia. We also own a one-third share of the Cerrejón Coal Company, which operates a coal mine in Colombia.

BHP Billiton Energy Coal South Africa

BECSA operates three coal mines in the Witbank region of Mpumalanga province of South Africa, which produced a total of approximately 30.5 million tonnes in FY2010. We have a major mine expansion project underway in South Africa (see Development projects below). In FY2010, BECSA sold approximately 64 per cent of its production to Eskom, the government-owned electricity utility in South Africa, and exported the rest via the Richards Bay Coal Terminal, in which we own a 24 per cent share. The reserve lives of the BECSA mines at current production rates range from 11 to 24 years.

New Mexico Coal

We own and operate the Navajo mine, located on Navajo land in New Mexico, and the nearby San Juan mine. Each of these mines transports its production directly to a nearby power station. The reserve lives of Navajo and San Juan at current production rates are 21 and 10 years, respectively. New Mexico Coal produced approximately 13.5 million tonnes in FY2010.

NSW Energy Coal

Our NSW Energy Coal operating asset is the Mt Arthur open-cut coal mine located in the Hunter Valley region of New South Wales, which produced approximately 12 million tonnes in FY2010 and has a reserve life at current production rates of 55 years. We have a project in execution and a number of studies underway to evaluate expansion opportunities for this operation (see Development projects below). In FY2010, we delivered approximately 18 per cent of Mt Arthur’s production to a local power station and exported the rest via the port of Newcastle.

Cerrejón Coal Company

Cerrejón Coal Company owns and operates one of the largest open-cut export coal mines in the world in La Guajira province of Colombia, together with integrated rail and port facilities through which the majority of production is exported. In FY2008, Cerrejón completed an expansion that increased capacity to 32 million tonnes per annum (100 per cent terms). At Cerrejón’s current rate of production, Cerrejón has a reserve life of 21 years.

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
SOUTH AFRICA

Khutala

100 km east of Johannesburg, Gauteng Province, South Africa

Produces a medium rank bituminous thermal coal (non-coking).

Combination of open-cut and underground mines. The mines are accessible by public roads.

Domestic coal is transported via overland conveyor to the Kendal Power Station.

	We own and operate the mine at Khutala. BECSA is the holder of an Old Order Right. An application for conversion to a New Order Right, submitted in 2004, is still being processed (see section 2.7.1).	Khutala was commissioned in 1984. Open-cut operations began in 1996. The mining of a thermal/metallurgical coal deposit for a domestic market commenced in 2003.

Beneficiation facilities consist of a crushing plant, for the energy coal with a nominal capacity of 18 mtpa. A separate smaller crusher and wash plant with a nominal capacity of 0.6 mtpa is used to beneficiate the metallurgical coal supplied from the open-cut operation.

Power is supplied by Eskom under long-term contracts.

Douglas/Middelburg

20 km southeast of Witbank, Mpumalanga Province, South Africa

Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the European or Asian export market.

Open-cut mine

The mine is accessible by public roads.

Export coal is transported to RBCT by rail, while the domestic coal is transported via conveyor belt to the nearby Duvha Power Station.

We own and operate the mine (100%) after entering into an agreement with Xstrata Plc (through Tavistock Collieries Plc) to dissolve the joint venture (84:16). The dissolution transaction was completed on 1 December 2009.

BECSA and Tavistock are the joint holders of three Old Order Rights in the previous joint venture ratio (84:16) and BECSA is the 100% holder of a fourth Old Order Right. All four Old Order Rights were lodged with the Department of Mineral Resources for conversion in December 2008. BECSA and Tavistock previously amended their joint venture agreement such that, upon conversion of the four Old Order Rights, the mining area will be divided into an area wholly owned and operated by Tavistock and an area wholly owned and operated by BECSA as the new Douglas/Middelburg mine (see section 2.7.1).

Douglas/Middelburg mine was commissioned in 1982. Middelburg Mine Services (MMS) and Duvha Opencast became one operation in 1996.

Beneficiation facilities consist of the following: tips and crushing plants, two export wash plants, a middlings wash plant and a de-stone plant. The overall capacity is 30 mtpa. Replacement of these facilities is part of the DMO project currently in execution. (see Development projects below).

Power is supplied by Eskom under long-term contracts.

Klipspruit

30 km west of Witbank, Mpumalanga Province, South Africa

Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the European or Asian export market.

Open-cut mine

Access to the mine is via public roads.

Export coal is transported to RBCT by rail.

We own and operate the mine at Klipspruit.

BECSA is the holder of an Old Order Right. An application for conversion to a New Order Right was submitted in 2004 and is still being processed (see section 2.7.1).

The project was approved by the Mpumalanga Department of Agriculture, Conservation and Environment in 2003. An initial mini-pit was started in August 2003 as a truck and shovel contractor operation.

The Klipspruit Expansion Project was completed in FY2010. The project included a 50% share in the Phola Coal Plant and is expected to increase ROM capacity of the mine to approximately 8.0 mtpa at full ramp-up.

Beneficiation facilities consist of a tip and crushing plant, as well as an export wash plant. We own 50% of the Phola Coal Plant in a joint venture with Anglo Inyosi Coal. The overall capacity of the plant is 16 mtpa (100% terms).

Power is supplied by Eskom under long-term contracts.

Name, location, mineralisation style, type of mine and access	Ownership, operation and title/lease	History	Facilities and power source
AUSTRALIA

Mt Arthur Coal

Approximately 125 km from Newcastle, New South Wales, Australia

Produces a medium rank bituminous thermal coal (non- coking).

Open-cut mine

The mine is accessible by public road.

Domestic coal is transported by an overland conveyor to Bayswater Power Station.

Export coal is transported by a combination of private and public rail, approximately 125 km to the port of Newcastle.

	We own and operate the mine at Mt Arthur. We hold various mining leases and licences that expire between 2010 and 2028. Applications have been submitted to renew leases due to expire in CY2010.	Coal production from the Mt Arthur area commenced in 2002.

Main beneficiation facilities include coal handling, preparation and washing plants capable of producing in excess of 14 mtpa product (currently being upgraded as part of the expansion project - see Development projects below). Washery by-pass coal is also sold.

We are a 35.5% shareholder in a joint venture company that is operating a 30 mtpa export coal loading facility in the port of Newcastle. The first ship load of coal was dispatched in June 2010, and the port is expected to progressively ramp-up to nameplate capacity.

Power is supplied by local energy providers, from the eastern Australia power grid.

AMERICA

BHP Navajo Coal Company

30 km southwest of Farmington, New Mexico, US

Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only).

Open-cut mine

Navajo mine is accessible by public roads located on the Navajo Nation Indian Reservation. We transport all coal 21 km from the production areas via our dedicated railroad to the Four Corners Power Plant (FCPP).

	We own and operate the mine. The mine is subject to a long-term lease from the Navajo Nation. The lease continues for as long as coal can be economically produced and sold in paying quantities.	The mine has been in operation since 1963, and coal sales are contracted to 2016.

The mine has the capacity to produce and process 7.8 mtpa. Mined coal is sized and blended to contract specifications using stackers and reclaimers with no further beneficiation.

Power is supplied from FCPP.

San Juan Coal Company

25 km west of Farmington, New Mexico, US

Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only).

The San Juan underground mine is accessible by public roads.

Transport of coal to the San Juan Generating Station (SJGS) is by truck and conveyor belt.

	We own and operate the mine. We hold mining leases from federal and state governments. The leases are viable as long as minimum production criteria are achieved.	The San Juan mine began operating in 1973 as a surface mine. In October 2000, development of the San Juan underground mine was approved to replace production from the existing open-cut mine. Coal sales are contracted to December 2017.	The mine has the capacity to produce 6.1 mtpa of coal. Mined coal is sized and blended to contract specifications using stockpiles with no further beneficiation. Power is supplied from SJGS.

COLOMBIA

Cerrejón Coal Company

Maicao, La Guajira state, Colombia

Produces a medium rank bituminous thermal coal (non-coking, suitable for the export market).

Open-cut mine

The export facility is 150 km northeast of the mine on the Caribbean coast at Puerto Bolivar and is connected to the mine by a single-track railway. Access to the mine is via public roads and by charter aircraft to the mine’s airstrip.

	We own 33.33% of the Cerrejón Coal Company in a joint venture. The remaining 66.67% interest is owned by Anglo American Plc (33.33%) and Xstrata Plc (33.33%). Mining leases expire in 2034.	The original mine began as a joint venture between Exxon’s Intercor and the Colombian Government entity Carbocol in 1976. Over time, the partners have changed, nearby operations have been merged and progressive expansion resulted in the current 32 mtpa operation.	Beneficiation facilities include a crushing plant with a capacity of 32 mtpa and a washing plant with a capacity of 2 mtpa. Electricity is supplied through the local Colombian power system.

Development projects

Douglas-Middelburg Optimisation Project

This project involves works to optimise the development of existing reserves across the Douglas and Middelburg collieries, the development of additional mining areas and the construction of a new 14 million tonnes per annum coal processing plant, which will replace the less efficient existing plant at Douglas. The work will enable us to maintain energy coal exports from the combined Douglas and Middelburg colliery at around current levels (approximately 10 million tonnes per annum) while also fulfilling our domestic contractual commitments. The capital investment is expected to be within budget and the new plant is currently being completed with the first train load of coal railed on 30 July 2010.

Mt Arthur open-cut expansions

On 24 July 2009, we announced the Mt Arthur Coal (MAC) mine expansion, which is designed to increase production of saleable thermal coal by an increment of approximately 3.5 million tonnes per annum. Known as the MAC 20 Project, it is expected to commence operation in the first half of CY2011 at an estimated capital investment of US$260 million.

We have submitted a development consent application to expand the production capacity of the mine to 32 million tonnes per annum open-cut and 4  million tonnes per annum underground. Studies are underway to examine the expansion of the mine to utilise this capacity.

2.3 Production

2.3.1 Petroleum

The table below details Petroleum’s historical net crude oil and condensate, natural gas and natural gas liquids production, primarily by geographic segment, for each of the three years ended 30 June 2010, 2009 and 2008. We have shown volumes of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP Billiton Group share of production Year ended 30 June
	2010	2009	2008
Production volumes
Crude oil and condensate (‘000 of barrels)
Australia	31,540	32,496	30,386
United States	41,522	20,818	12,437
Other	11,325	13,014	14,621

Total crude oil and condensate	84,387	66,328	57,444

Natural gas (1) (billion cubic feet)
Australia	259.65	258.14	262.69
United States	17.68	11.91	10.44
Other	91.24	92.75	93.41

Total natural gas (1)	368.57	362.80	366.54

Natural Gas Liquids (1) (2) (‘000 of barrels)
Australia	8,652	7,977	9,253
United States	2,545	1,128	809
Other	1,552	2,071	1,471

Total NGL (1) (2)	12,749	11,176	11,533

Total petroleum products production (million barrels of oil equivalent) (3)
Australia	83.47	83.50	83.42
United States	47.01	23.93	14.99
Other	28.08	30.54	31.66

Total petroleum products production (million barrels of oil equivalent) (3)	158.56	137.97	130.07

	BHP Billiton Group share of production Year ended 30 June
	2010	2009	2008
Average sales price
Crude oil and condensate (US$ per barrel)
Australia	74.12	70.32	98.00
United States	71.55	62.90	97.69
Other	75.57	60.69	91.60

Total crude oil and condensate	73.05	66.18	96.27

Natural gas (US$ per thousand cubic feet)
Australia	3.52	3.07	3.20
United States	4.80	6.61	10.37
Other	3.05	4.08	4.09

Total natural gas	3.43	3.57	3.75

Natural Gas Liquids (US$ per barrel)
Australia	48.20	44.71	56.97
United States	39.51	48.19	58.98
Other	49.40	38.88	49.83

Total NGL	46.47	43.91	56.15

Average Production Cost (US$ per barrel of oil equivalent) (4)
Australia	5.59	4.51	3.61
United States	5.62	7.20	6.84
Other	7.48	6.74	7.37

Average Production Cost (US$ per barrel of oil equivalent) (4)	5.93	5.47	4.90

(1)	Gulf of Mexico natural gas production was restated to a dry gas number. NGL production is now shown separately. The change resulted in 2,545 thousand barrels, 1,129 thousand barrels and 809 thousand barrels additional NGL production and 5.41 billion cubic feet, 2.05 billion cubic feet and 1.48 billion cubic feet lower natural gas production in the years ended 30 June 2010, 2009 and 2008, respectively. Prior amounts have been restated to ensure consistency.
(2)	LPG and Ethane are reported as Natural Gas Liquids (NGL).
(3)	Total boe conversion is based on the following: 6,000 scf of natural gas equals 1 boe.
(4)	Average production costs include direct and indirect costs relating to the production of hydrocarbons and the foreign exchange effect of translating local currency denominated costs into US dollars but excludes ad valorem and severance taxes.

2.3.2 Minerals

The table below details our mineral and derivative product production for all CSGs except Petroleum for the three years ended 30 June 2010, 2009 and 2008. Production shows our share unless otherwise stated.

	BHP Billiton Group	BHP Billiton Group share of production Year ended 30 June
	interest %	2010	2009	2008
Aluminium
Alumina
Production (‘000 tonnes)
Worsley, Australia	86.0	3,054	2,924	3,035
Paranam, Suriname (1)	45.0	78	935	983
Alumar, Brazil	36.0	709	537	536

Total alumina		3,841	4,396	4,554

Aluminium
Production (‘000 tonnes)
Hillside, RSA	100.0	710	702	695
Bayside, RSA	100.0	98	99	168
Alumar, Brazil	40.0	174	177	178
Mozal, Mozambique	47.1	259	255	257

Total aluminium		1,241	1,233	1,298

	BHP Billiton Group	BHP Billiton Group share of production Year ended 30 June
	interest %	2010	2009	2008
Base Metals (2)
Copper
Payable metal in concentrate (‘000 tonnes)
Escondida, Chile	57.5	448.1	417.6	679.5
Antamina, Peru	33.8	98.6	109.0	111.7
Pinto Valley, US (3)	100.0	—	33.3	26.8

Total copper concentrate		546.7	559.9	818.0

Cathode (‘000 tonnes)
Escondida, Chile	57.5	174.2	172.1	131.6
Cerro Colorado, Chile	100.0	85.2	102.1	106.4
Spence, Chile	100.0	159.6	172.7	142.7
Pinto Valley, US (3)	100.0	6.2	6.2	6.9
Olympic Dam, Australia	100.0	103.3	194.1	169.9

Total copper cathode		528.5	647.2	557.5

Total copper concentrate and cathode		1,075.2	1,207.1	1,375.5

Lead
Payable metal in concentrate (‘000 tonnes)
Cannington, Australia	100.0	245.4	226.8	251.5
Antamina, Peru	33.8	3.0	3.3	1.6

Total lead		248.4	230.1	253.1

Zinc
Payable metal in concentrate (‘000 tonnes)
Cannington, Australia	100.0	62.7	54.8	61.0
Antamina, Peru	33.8	135.6	108.4	83.5

Total zinc		198.3	163.2	144.5

Gold
Payable metal in concentrate (‘000 ounces)
Escondida, Chile	57.5	76.4	67.3	79.7
Olympic Dam, Australia (refined gold)	100.0	65.5	108.0	80.5
Pinto Valley, US (3)	100.0	—	0.9	1.3

Total gold		141.9	176.2	161.5

Silver
Payable metal in concentrate (‘000 ounces)
Escondida, Chile	57.5	2,874	2,765	3,604
Antamina, Peru	33.8	4,712	4,090	3,505
Cannington, Australia	100.0	37,276	33,367	35,485
Olympic Dam, Australia (refined silver)	100.0	500	937	780
Pinto Valley, US (3)	100.0	—	182	113

Total silver		45,362	41,341	43,487

Uranium oxide
Payable metal in concentrate (tonnes)
Olympic Dam, Australia	100.0	2,279	4,007	4,144

Total uranium oxide		2,279	4,007	4,144

Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru	33.8	813	1,363	2,542
Pinto Valley, US (3)	100.0	—	159	—

Total molybdenum		813	1,522	2,542

	BHP Billiton Group	BHP Billiton Group share of production Year ended 30 June
	interest %	2010	2009	2008
Diamonds and Specialty Products
Diamonds
Production (‘000 carats)
EKATI, Canada	80.0	3,050	3,221	3,349

Total diamonds		3,050	3,221	3,349

Titanium minerals (4)
Production (‘000 tonnes)
Titanium slag
Richards Bay Minerals, RSA (5)	37.76	317	490	480
Rutile
Richards Bay Minerals, RSA (5)	37.76	34	44	43
Zircon
Richards Bay Minerals, RSA (5)	37.76	83	120	120

Total titanium minerals		434	654	643

Stainless Steel Materials
Nickel
Production (‘000 tonnes)
Cerro Matoso, Colombia	99.9	49.6	50.5	41.8
Yabulu, Australia (6)	100.0	2.8	33.9	28.0
Nickel West, Australia	100.0	123.8	88.7	98.1

Total nickel		176.2	173.1	167.9

Cobalt
Production (‘000 tonnes)
Yabulu, Australia (6)	100.0	0.1	1.4	1.7

Total cobalt		0.1	1.4	1.7

Iron Ore (7)
Production (‘000 tonnes)
Newman, Australia (8)	85.0	32,097	31,350	35,449
Mt Goldsworthy, Australia	85.0	1,688	1,416	941
Area C joint venture, Australia	85.0	38,687	35,513	27,130
Yandi, Australia	85.0	41,396	37,818	40,276
Samarco, Brazil	50.0	11,094	8,318	8,464

Total iron ore		124,962	114,415	112,260

Manganese
Manganese ores
Saleable production (‘000 tonnes)
Hotazel, South Africa (9)	44.4	2,718	2,191	3,040
GEMCO, Australia (9)	60.0	3,406	2,284	3,535

Total manganese ores		6,124	4,475	6,575

Manganese alloys
Saleable production (‘000 tonnes)
South Africa (9)(10)	60.0	364	301	513
Australia (9)	60.0	219	212	262

Total manganese alloys		583	513	775

	BHP Billiton Group	BHP Billiton Group share of production Year ended 30 June
	interest %	2010	2009	2008
Metallurgical Coal (11)
Production (‘000 tonnes)
Blackwater	50.0	5,733	5,382	5,632
Goonyella Riverside (12)	50.0	6,668	6,685	6,037
Peak Downs	50.0	4,332	4,390	4,094
Saraji	50.0	3,402	3,505	2,896
Norwich Park	50.0	1,870	1,984	2,026
Gregory Joint Venture	50.0	2,398	2,762	2,110

Total BMA, Australia		24,403	24,708	22,795

South Walker Creek		3,609	2,978	2,862
Poitrel		2,834	2,457	2,271

Total BHP Mitsui Coal, Australia (13)	80.0	6,443	5,435	5,133

Illawarra, Australia	100.0	6,535	6,273	7,265

Total metallurgical coal		37,381	36,416	35,193

Energy Coal
Production (‘000 tonnes)
Navajo	100.0	7,465	8,363	7,533
San Juan	100.0	6,013	5,773	6,119

Total New Mexico		13,478	14,136	13,652

Douglas/Middelburg (14)	100.0	14,703	14,807	17,003
Khutala	100.0	10,868	11,125	13,327
Klipspruit	100.0	4,887	3,964	3,440
Optimum	—	—	—	11,302
Total BECSA (15)		30,459	29,896	45,072

Mt Arthur Coal, Australia	100.0	12,039	11,775	11,776
Cerrejón Coal Company, Colombia	33.3	10,155	10,594	10,368

Total energy coal		66,131	66,401	80,868

(1)	Suriname was sold effective 31 July 2009.
(2)	Metal production is reported on the basis of payable metal.
(3)	The Pinto Valley mining operations were placed on care and maintenance in January 2009, and continue to produce copper cathode through sulphide leaching.
(4)	Data was sourced from the TZ Minerals International Pty Ltd Mineral Sands Annual Review 2010 and amounts represent production for the preceding year ended 31 December.

(5)	The Group’s economic interest in Richards Bay Minerals is 37.76 per cent in FY2010 (50 per cent in FY2009 and FY2008).
(6)	Yabulu was sold effective 31 July 2009.
(7)	Iron ore production is reported on a wet tonnes basis with the exception of Samarco, being reported in dry (pellet) tonnes.
(8)	Newman includes Mt Newman Joint Venture and Jimblebar, previously Jimblebar was reported separately.
(9)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 60 per cent.
(10)	Production includes Medium Carbon Ferro Manganese.
(11)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(12)	Goonyella Riverside includes the Broadmeadow underground mine.
(13)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 80 per cent.
(14)	The Douglas and Middelburg mines are now combined, consistent with the Douglas/Middelburg Optimisation Project.
(15)	FY2008 includes 11.3 million tonnes of production from our South African Optimum operation (3.96 million tonnes export and 7.3 million tonnes domestic). Earnings on these tonnes were excluded as the entitlement to those earnings was vested with the purchaser effective from 1 July 2007.

2.4 Marketing

BHP Billiton’s Marketing network manages the Group’s revenue line and is responsible for:

•	selling the Group’s products and for the purchase of all major raw materials;

•	the supply chain for our various products, from assets to market, and also for raw materials, from suppliers to our production Assets;

•	achieving market clearing prices for the Group’s products;

•	developing a single Group view of the markets.

This requires an active and significant presence in the various commodities markets and also the global freight market.

Our marketing activities are centralised in Singapore, The Hague and Antwerp. Our Iron Ore, Metallurgical Coal, Manganese, Base Metals, Stainless Steel Materials, Petroleum and Uranium marketing teams are headquartered in Singapore. The Hague is the hub for our Aluminium, Energy Coal and Freight marketing teams. Our Antwerp office serves our diamonds customers.

These three marketing offices incorporate all the functions required to manage product marketing and distribution - from the point of production to final customer delivery. In addition, we have marketers located in 15 regional offices around the world.

2.5 Minerals exploration

Our exploration program is integral to our growth strategy and is focused on identifying and capturing new world-class projects for future development or projects that add significant value to existing operations. Targets for exploration are generally large low-cost mining projects in a range of minerals, including copper, uranium, nickel, diamonds, bauxite, iron ore, manganese, coal and potash. The process of discovery runs from early-stage mapping through to drilling and evaluation. The program is global and prioritises targets based on our assessment of the relative attractiveness of each mineral.

We continue to pursue opportunities and build our position in prospective countries, including exploring for copper in South America, Zambia and South East Asia; nickel in Australia; and diamonds in Canada. In the bulk commodities, activities are focused on a number of highly prospective terrains in Australia and Africa.

Our exploration activities are organised from four principal offices in Singapore, Perth (Australia), Johannesburg (South Africa) and Santiago (Chile).

In addition to our activities focused on finding new world-class deposits, several of our CSGs undertake exploration, principally aimed at delineating and categorising mineral deposits near existing operations, and advancing projects through the development pipeline.

In FY2010, we spent US$516 million on minerals exploration. Of this, US$126 million was spent on greenfield exploration, US$390 million was spent on brownfield exploration and advanced projects.

2.6 Resource and Business Optimisation

Group Resource and Business Optimisation (RBO) provides governance and technical leadership for resource development and Ore Reserve reporting. RBO’s 41 professionals are focused on ensuring optimal value recovery from our resources. The team includes functional experts in mineral resource evaluation, brownfields exploration, planning, research and development, work management, production reporting, mine engineering and mineral process engineering.

RBO engages directly with operating assets to deliver guidance and assess compliance in resource development and Ore Reserve reporting. It provides the Group Management Committee with assurance reports and portfolio analysis. RBO also provides functional expertise to audits and to investment review programs conducted by other Group Functions.

RBO’s accountabilities include governance for all resource and reserve estimation and Ore Reserve reporting.

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

As outlined in section 1.5 of this Report, on 1 May 2004, the Mineral and Petroleum Resources Development Act 2002 (MPRDA) took effect, providing for state custodianship of all mineral deposits and abolishing the prior system of privately held mineral rights. It is administered by the Department of Minerals and Energy of South Africa. In February 2007, the codes of good practice were gazetted, further crystallising government’s BEE strategy into a single binding document. The codes make provision for businesses to measure their success in contributing to the economic transformation and empowerment of historically disadvantaged South Africans (HDSAs) in the local economy and a scorecard comprising seven metrics was also developed to assist businesses in achieving this success.

In terms of the MPRDA, holders of mining rights granted under the previous system, known as ‘Old Order Rights’, must have applied to convert their rights to ‘New Order Rights’ prior to 30 April 2009. In order for the conversions to be effected, applicants are required to comply with the terms of the Black Economic Empowerment Act of 2003 and the Mining Charter, which has been published under the MPRDA. The Mining Charter requires holders of mining rights to achieve 26 per cent ownership participation by historically disadvantaged South Africans in their mining operations by 30 April 2014, of which 15 per cent needed to have been achieved by 30 April 2009. We have submitted to the Department of Mineral Resources of South Africa transactions to meet the legislative requirements and support the conversion to ‘New Order Rights’.

We support broad-based black economic empowerment in South Africa. We believe it is imperative to both the growth and stability of the South African economy and the Company’s strategic objectives and long-term sustainability in that country.

The principles of transformation and empowerment are in line with the BHP Billiton Charter, which underscores the Group’s ‘Courage to Lead Change’.

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

2.7.3 Exchange controls and shareholding limits

BHP Billiton Plc

There are no laws or regulations currently in force in the UK that restrict the export or import of capital or the remittance of dividends to non-resident holders of BHP Billiton Plc’s shares, although the Group does operate in some other jurisdictions where remittances of funds could be affected as they are subject to exchange control approvals. There are certain sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations and sanctions imposed by the European Union against certain countries, entities and individuals. Any enforcement of the sanctions by the UK Government would be initiated by HM Treasury. Such sanctions may be in force from time to time and include those against: (i) certain entities and/or individuals associated with the Burmese regime (Myanmar), Cote d’Ivoire, The Democratic People’s Republic of Korea (North Korea), the Democratic Republic of Congo, the Republic of Guinea, Lebanon, Liberia, Iran, Sudan and the previous regimes of Iraq and Yugoslavia; (ii) certain officials of Belarus, Syria and Zimbabwe; (iii) individuals indicted by the International Criminal Tribunal for the former Yugoslavia; and (iv) entities and individuals linked with the Taliban, Al-Qaeda and other terrorist organisations.

There are no restrictions under BHP Billiton Plc’s Articles of Association or (subject to the effect of any sanctions) under English law that limit the right of non-resident or foreign owners to hold or vote BHP Billiton Plc’s shares.

There are certain restrictions on shareholding levels under BHP Billiton Plc’s Articles of Association described under the heading ‘BHP Billiton Limited’ below.

BHP Billiton Limited

The Australian Banking (Foreign Exchange) Regulations 1959 may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement of funds into and out of Australia. Based on our searches, restrictions currently apply if funds are to be paid to or received from specified supporters of the former Government of the Federal Republic of Yugoslavia, specified ministers and senior officials of the Government of Zimbabwe, certain specified entities associated with the Democratic People’s Republic of Korea (North Korea) and specified individuals associated with the Burmese regime and certain Iranian entities and persons not already listed by the Security Council of the United Nations. In addition, legislation and regulations are in place restricting transactions with certain individuals or entities linked with the Taliban, Al-Qaeda and other terrorist organisations and certain entities and individuals associated with the Democratic Republic of Congo, Cote d’Ivoire, Eritrea, Iran, Iraq, Lebanon, Liberia, Sudan, Afghanistan, Rwanda and Somalia. The controls impose certain approval and reporting requirements on transactions involving such countries, entities and individuals and/or assets controlled or owned by them. Transfers into or out of Australia of amounts greater than A$10,000 in any currency are also subject to reporting requirements.

Remittances of any dividends, interest or other payments by BHP Billiton Limited to non-resident holders of BHP Billiton Limited’s securities are not restricted by exchange controls or other limitations, save that in certain circumstances, BHP Billiton may be required to withhold Australian taxes.

There are no limitations, either under the laws of Australia or under the Constitution of BHP Billiton Limited, on the right of non-residents to hold or vote BHP Billiton Limited ordinary shares other than as set out below.

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

2.8 Sustainable Development – Health, Safety, Environment and Community

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

Our HSEC Standards are part of a wider suite of Group Level Documents (GLD). They provide mandatory performance requirements and performance controls which are the basis for developing and applying management systems at all sites operated by BHP Billiton.

These documents highlight four key components of sustainable development:

•	Health – focusing on the elimination of risks through the control of potential workplace exposures to noise and substances which could result in long-term harm.

•	Safety – providing a workplace where people can work without being injured.

•	Environment – delivering efficient resource use, reducing and preventing pollution and enhancing biodiversity protection.

•	Community – engaging with those affected by our operations, including employees, contractors and communities; and respecting and upholding fundamental human rights.

Health

The health and wellbeing of our people is central to our business success. Our focus is on eliminating risk through the control of workplace exposures that may result in long-term harm. The main sources of potential exposure are noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist.

Our approach is to identify and manage sources of exposure to reduce the minimum number of people required to undertake additional protective measures, such as the wearing of personal protective equipment. Our Health GLD requires all operations to establish and maintain the exposure risk profile of all personnel to harmful agents and then implement appropriate controls. Controls are prioritised on the basis of the potential health consequence of the exposure and operations are required to maintain and monitor their effectiveness.

Significant community-based health risks, such as HIV/AIDS and malaria, also exist in our business. We continue to contribute to the management of these issues, on both a local and global basis.

Safety

Providing a safe and healthy workplace and ensuring our activities do not adversely impact on our host communities are core values.

Despite strong performance improvement across the organisation, sadly we experienced the loss of five colleagues at our operations during the year.

In FY2010, we completed the integration of our catastrophic risk and risk management procedures into a single process. This process requires that for all material risks critical controls are identified, performance standards set and critical control effectiveness measured.

Our Total Recordable Injury Frequency (TRIF) for FY2010 was 5.3 per million hours worked (TRIF includes fatalities, lost-time cases, restricted work cases and medical treatment cases).

Environment

We own and operate a diverse range of businesses in different countries around the world that, by their nature, have the potential to affect the environment.

Effective strategies to address the issues associated with climate change must include policies that provide a path to reduce emissions. Our evaluation of policy options are covered in the Sustainability Report and Summary Review of this report.

The results of our participation in the Australian Government’s Energy Efficiency Opportunities Act (EEO) program will be available publicly in December 2010.

We define a significant environmental incident as one with a severity rating of four or above based on our internal severity rating scale (tiered from one to five by increasing severity). One significant incident occurred during FY2010 at our Pinto Valley Operations (US) involving a tailings release. The majority of the eroded tailings and cover material were recovered. Metal concentrations in surface water and sediments appear to be well below levels that could present a hazard. While there were a number of incidents that had the potential to be significant, controls and mitigation actions prevented these incidents escalating in severity.

Community

Our operations are diverse and the scale and nature of their social impact varies significantly. Regular, open and honest dialogue is the key to building win-win relationships. Our goal is to minimise negative social impacts while maximising the opportunities and benefits the Group’s presence brings.

While our businesses tailor their community relations programs to suit the local context, our Community GLD sets the mandatory requirements to be implemented by all our operations. For example, our sites are required to have community development plans that aim to help contribute to the sustainable development of our host communities. As part of the community planning process, all key stakeholders, including local and Indigenous communities, must be identified and an analysis undertaken to understand their interests and relationship with the business.

We require all our operations to record stakeholder engagement activities, responses to concerns and complaints, outcomes, agreements and commitments.

Community development projects are selected on the basis of their capacity to impact positively on quality of life indicators (education, health and environment). We monitor their progress by tracking changes in these indicators every three years.

The BHP Billiton Forum on Corporate Responsibility, which comprises our executive management and leaders from non-government organisations (NGOs) chaired by our Chief Executive Officer, met twice during FY2010.

No significant human rights-related issues were identified in this reporting period and there were no reported community resettlements.

We continue to invest one per cent of our pre-tax profits (based on the average of the previous three years’ pre-tax profit publicly reported in each of those years) in community programs.

2.9 Closure and rehabilitation

The requirements in Our Sustainability Framework are incorporated through the planning of development projects, through operations and into closure. Significant projects are governed by the performance requirements of our project management Group Level Documents (GLD). Health, Safety, Environment and Community (HSEC) risks, legislated obligations and stakeholder requirements form important inputs to the project planning and execution process.

Once in operation, our assets undertake annual ‘life of asset’ planning, a process that incorporates all aspects of the business. Closure planning is integrated into life of asset planning with each operation required to develop a closure plan. We are responsible for a number of legacy operations that are in various stages of decommissioning, rehabilitation or post-closure care and maintenance. The HSEC audit program covers the activities of these closed operations as well as closure-related issues at operations that are approaching closure. Closure plans provide the basis for estimating the financial costs of closure and the associated provisions. Information on our closure provisions can be found in notes 1 and 18 of the Financial Statements.

In FY2010, a review of the Group’s closure planning and provisioning requirement was conducted. The recommendations from the review are in the process of being implemented and include further integration of closure into planning and accounting processes and the development of more detailed requirements for the content of closure plans.

2.10 Employees

Our corporate objective is to create long-term value for shareholders through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions.

People are the foundation of our business and underpin our success. We value our people and encourage the development of talented and motivated individuals to support the continued performance and growth of our diverse operations. It is our aim as an organisation to strive to build a sense of purpose and achievement amongst all of our people in the work we do.

By working to our Charter we align our people around our common purpose and values. We all use the Charter as a vital reference point for how we do business, wherever we are in the world, and whatever work we do.

Our organisation is structured in four component parts:

•	Minerals Exploration

•	Marketing

•	Customer Sector Groups

•	Group Functions.

Each has a clear mandate that articulates its accountabilities.

As a global business, our success depends on fostering a culture where diverse and often remotely located people behave in a manner that reflects our Charter and our commitment to open, honest and productive relationships with our people. We believe these relationships should be determined by local conditions, but always be consistent with our Charter values and BHP Billiton Code of Business Conduct.

Diversity of gender, ethnicity, skill, thought, experience, style and language are important elements of our people strategy and are key drivers for our success. In FY2010, we demonstrated our commitment to local employment. An average of 41 per cent of our workforce and 24 per cent of management were hired from the relevant local community.

Ensuring diversity in our local workforce and management populations is also supported by the work we have undertaken in our Accelerated Leadership Development Program and our Foundations for Graduates Program. Our Accelerated Leadership Development Program identifies employees with the potential to move into senior leadership roles and supports them with a structured development and learning program. 32 per cent of current participants are female.

Participation in the Foundations for Graduates Program in 2010 is 677 participants, up from 501 participants in 2009.

Females currently represent 15 per cent of our workforce. The number of females in management positions is approximately eight per cent. The representation of females across our workforce has remained consistent with FY2009.

In FY2011 we have committed to the following measurable objectives to enhance our gender diversity profile;

•

Each CSG, Group Function, Marketing and Minerals Exploration will be required to develop and implement a diversity plan in FY2011 that meets the corporations strategic imperative of diversity. The principles that underpin the development of those plans are set out in Section 5.8 of the Corporate Governance Statement.

•	Continue to focus on increasing female participation in the Accelerated Leadership Development Program, moving to 40 per cent for FY2012 .

•	Reviewing the means by which we recruit graduates and setting appropriate targets for female intake by end of FY2015 and identifying and implementing the necessary actions to achieve those targets.

The diverse nature of our business means we have a mix of collective and individually regulated employment arrangements. Whatever the nature of those arrangements, we recognise the right of our employees to freely associate and join trade unions. We strive to conduct constructive relationships with those trade unions. During FY2010, approximately 53 per cent of our global workforce was covered by collective bargaining agreements. We believe that successful relations with all our employees, unionised and non-unionised, must be built on values of mutual trust and respect.

In FY2010, we had an average of 39,570 employees working in more than 100 operations worldwide. We had an average of 58,563 contractors globally. The multitude of cultures and nationalities represented offer a diversity that enriches the working lives of all.

The table below provides a breakdown of the average number of employees, in accordance with our IFRS reporting requirements, which includes our proportionate share of jointly controlled entities’ employees and executive Directors, by CSG for each of the past three financial years.

CSG	FY2010	FY2009	FY2008
Petroleum	2,178	2,105	2,143
Aluminium	4,471	4,938	5,145
Base Metals	7,434	7,731	7,443
Diamonds and Specialty Products	1,689	1,923	2,043
Stainless Steel Materials	3,481	4,039	4,223
Iron Ore	3,624	3,254	3,105
Manganese	2,549	2,532	2,142
Metallurgical Coal	3,533	3,892	3,680
Energy Coal	8,762	8,437	9,183
Group and unallocated	1,849	2,139	2,625

Total (1)	39,570	40,990	41,732

(1)

Average employee numbers include executive Directors, 100 per cent of employees of subsidiary companies and our share of proportionally consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. Contractors are not included.

The table below provides a breakdown of our average number of employees by geographic location for each of the past three financial years.

	FY2010	FY2009	FY2008
Australia	15,178	15,697	15,426
Southern Africa	9,730	9,626	10,860
South America	9,468	9,897	9,342
North America	2,971	2,824	2,994
Europe	515	563	606
Rest of World	1,708	2,383	2,504

Total	39,570	40,990	41,732

2.11 Organisational structure

2.11.1 General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the Dual Listed Company (DLC) merger in June 2001. Refer to note 25 ‘Subsidiaries’ in the financial statements for a list of BHP Billiton Limited and BHP Billiton Plc significant subsidiaries.

The BHP Billiton DLC merger was designed to place shareholders of both companies in a position where they effectively have an interest in a single group that combines the assets and is subject to the liabilities of both companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained separate stock exchange listings, but they are operated and managed as if they are a single unified economic entity, with their boards and senior executive management comprising the same people.

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

Additional documents that affect the DLC include:

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

2.12.2 Proposed iron ore production joint venture with Rio Tinto

Iron Ore Joint Venture Framework Agreement

On 5 June 2009, BHP Billiton and Rio Tinto signed a Framework Agreement to establish an iron ore production joint venture combining the operation and management of their respective Western Australian iron ore production assets.

The Framework Agreement contains exclusivity provisions preventing either party from soliciting or engaging in discussions with respect to a proposal that (in broad terms) enables a person to acquire an economic or security interest in assets within the scope of the joint venture; which may adversely impact on its benefits; which is likely to be inconsistent with completion of the joint venture; or which might require a restructuring of it.

The Framework Agreement provides for a mutual break fee of US$275.5 million payable in the event that either party: announces that it does not intend to proceed with the joint venture; after satisfaction of the key regulatory approvals, fails to recommend the joint venture to its shareholders or fails to take the steps necessary to obtain the approval of its shareholders; or breaches the exclusivity provisions. It also set out core principles that would apply to the establishment of the joint venture.

Description of binding agreements

On 5 December 2009, BHP Billiton and Rio Tinto signed binding agreements that set out the terms that will regulate the establishment of the joint venture and its ongoing operation. Those terms are consistent with the core principles set out in the Framework Agreement, except that the joint marketing of 15 per cent of output contemplated by the core principles will not take place: all output will be sold by BHP Billiton and Rio Tinto separately.

Scope of joint venture

The joint venture will encompass the management and operation of the economic interests of BHP Billiton and Rio Tinto in all current and future iron ore operations in Western Australia, including exploration interests, leases, mines, rail lines, ports and associated infrastructure, and all related employees and contractors. However, the joint venture will not include BHP Billiton’s Hot Briquetted Iron plant (HBI) or Rio Tinto’s interest in HIsmelt™, and its application to other secondary processing activities will be limited. Marketing activities and business development outside Western Australia are also outside the scope of the joint venture.

The parties to the joint venture will share the economic burden of all related liabilities, other than material undisclosed liabilities (with a minimum claim of US$300 million and a maximum claim period of 10 years) and certain pre-July 2009 tax liabilities. It is intended that the joint venture will continue in perpetuity.

Conditions precedent

The binding agreements remain subject to satisfaction of certain conditions precedent, including satisfying relevant anti-trust requirements, obtaining Australian foreign investment clearance from the Commonwealth Treasurer and favourable rulings from the Australian Taxation Office and State revenue authorities, obtaining certain other government approvals, and obtaining the approval of BHP Billiton and Rio Tinto shareholders. The Framework Agreement and the binding agreements will terminate if the conditions precedent are not satisfied by 31 December 2010, unless extended by agreement of Rio Tinto and BHP Billiton.

Financial adjustments

The economic interests of BHP Billiton and Rio Tinto in the joint venture will be equal. The joint venture is a contractual arrangement and the parties will not be acquiring shares in each other’s iron ore companies or legal or beneficial interests in each other’s iron ore assets. The parties will obtain an economic exposure to each other’s iron ore production assets through each of them subscribing for debentures in an interposed company in the other’s group that holds shares in the other’s asset holding subsidiaries.

To equalise the net value of the parties’ asset contributions to the joint venture, BHP Billiton will also subscribe US$5.8 billion in cash for additional debentures in the Rio Tinto interposed company. This amount will be inflated from 1 July 2009 to completion at a rate of 6.5 per cent per annum, and will also be adjusted to reflect equalisation of net cash flows from 1 July 2009 in the manner described below.

The parties have agreed that they will bear the economic benefit and burden of the after-tax cash flows of their respective assets in the period from 1 July 2009 to commencement of the joint venture. To achieve this, the BHP Billiton cash subscription payment described above will be adjusted for 50 per cent of the difference between the net cash flows (after tax) from the Rio Tinto operations and the BHP Billiton operations during the period from 1 July 2009 until completion, inflated at a rate of 6.5 per cent per annum.

Governance of the joint venture

Management of the joint venture will be overseen by a ‘nonexecutive’ Owners’ Council comprised of four representatives of each party. All decisions of the Owners’ Council must be approved by both parties, subject to certain deadlock-breaking mechanisms.

The initial chairman of the Owners’ Council will be Sam Walsh (Rio Tinto’s Chief Executive Iron Ore and Australia), who will hold that office for a period of four years. The Owners’ Council will have the power to approve high-level policies (such as accounting, business conduct, communities and health, safety and environment) relating to the joint venture, review the conduct of activities undertaken by the manager and give general direction to the manager.

The Owners’ Council will also have powers and functions, much like a board of directors, in relation to other matters, including: approval of business and synergy plans; approving major contracts and capital projects; reviewing performance of the joint venture; approving major asset acquisitions, disposals and closures; approving strategies for dealing with third party access requests; approving product types, volumes and specifications; approving entry into or amendment of State Agreements; and approving the appointment and remuneration of senior executive team members. Standing and ad hoc committees comprised of an equal number of representatives of BHP Billiton and Rio Tinto will be established to advise the Owners’ Council in relation to the exercise of some of its powers and functions.

Overview

Management

The joint venture manager, a new entity owned equally by BHP Billiton and Rio Tinto, will, subject to the powers held by the Owners’ Council, manage all day to day activities of the joint venture without interference from BHP Billiton and Rio Tinto. In addition, the manager will develop plans for realisation of synergies and will present the Owners’ Council with annual business plans and budgets designed to achieve full utilisation of system capacity and options for maximisation of production capacity through expansion. The manager must ensure joint venture operations are conducted safely at all times, act equitably and fairly to the parties, and act in accordance with business plans and budgets approved by the Owners’ Council.

Senior management of the manager will be selected jointly, with broadly equal participation from BHP Billiton and Rio Tinto. The initial chief executive officer of the joint venture will be BHP Billiton Iron Ore President Ian Ashby, who will hold that office for a period of four years. Future chief executive officers will be appointed by the Owners’ Council.

Funding and default

The joint venture will operate with a minimum cash balance and will be financed entirely by the parties, through money subscribed for debentures and money advanced by loan to the relevant iron ore companies conducting operations. The manager of the joint venture will call for cash from BHP Billiton and Rio Tinto on a regular basis to fund the joint venture and capital expenditure programs. The parties may elect to fund their proportionate share of an expansion or acquisition by way of project financing and may use their interests in the joint venture to secure corporate debt.

Failure to advance funds to meet calls made by the manager will give rise to a suspension of the defaulting party’s Owners’ Council voting rights and may trigger dilution of the defaulting party’s interest in the joint venture or a right to buy out the defaulting party.

Expansions and acquisitions

Sole risk rights will exist for expansion projects which involve capital expenditure exceeding US$250 million (indexed). Disagreements in relation to preferred expansion pathways (where more than one option exists) will be resolved by the manager determining which expansion pathway has the highest net present value.

Proposals for new iron ore acquisitions or investments in Western Australia will be referred to the Owners’ Council and, if both parties agree, be undertaken within the joint venture. Absent this agreement, the opportunity may be undertaken by the proposing party as a sole risk project.

Marketing of product and adjustments and tonnage supply

BHP Billiton and Rio Tinto will continue to compete and market iron ore to their customers separately. A separation protocol will ensure that the manager has no knowledge of BHP Billiton’s and Rio Tinto’s marketing strategies or sale terms relating to production from the joint venture. The manager will supply equal product volumes and specifications of product to each party to the extent possible. Where equal supply is not possible, adjustments will be made to ensure that each party receives equal value. These adjustments may include differential distributions on the debentures.

Disposal of interests

The parties will both be free to sell some or all of their respective interests in the joint venture without any pre-emptive rights or change of control restrictions applying (although certain principles and restrictions will apply depending on the nature and extent of the disposal). The right to vote on the Owners’ Council can, however, only be exercised by a person with an economic interest of more than 25 per cent of the joint venture, except in the unlikely scenario where no party holds an economic interest above 25 per cent. Neither party will be entitled to sell the underlying assets or interests separately from the joint venture interest, and rights to create security interests over the underlying assets and interests are limited.

2.12.3 Facility Agreement

On 18 August 2010, we entered into a multicurrency term and revolving facility and subscription agreement (the ‘facility agreement’) with, among others, Banco Santander, S.A., London Branch, Barclays Bank PLC, BNP Paribas, JPMorgan Chase Bank, N.A., The Royal Bank of Scotland plc and The Toronto-Dominion Bank as lenders (the ‘Lenders’) to, among other things, meet potential funding requirements in relation to our offer to acquire PotashCorp. The facility agreement provides for four credit facilities in an aggregate amount of US$45 billion as follows:

•	a US$25 billion term loan facility with a term of 364 days, which may be extended by BHP Billiton for a further 12 months subject to the payment of an extension fee;

•	a US$10 billion term loan facility with a term of three years;

•	a US$5 billion revolving facility with a term of three years; and

•	a US$5 billion revolving facility with a term of four years, incorporating a US dollar swingline facility and a euro swingline facility.

The proceeds of loans drawn under the credit facilities may be used for the following purposes:

•	financing the acquisition of the outstanding common shares of PotashCorp pursuant to the offer and any subsequent acquisition or pursuant to a plan of arrangement;

•	payments to holders of options, warrants or other rights to receive the outstanding common shares of PotashCorp;

•	the payment of fees, costs and expenses relating to the acquisition of PotashCorp and the credit facilities;

•	refinancing the indebtedness of PotashCorp or its subsidiaries; and

•	in the case of the revolving credit facilities, the general corporate purposes of the Group.

Loans drawn down under the credit facilities bear interest at a margin over the London Interbank Offered Rate (LIBOR).

The ability to draw down under the credit facilities is subject to certain conditions being met on the date of drawdown, including, among other things, all conditions to the consummation of the offer having been met without being amended, varied or waived (or otherwise treated as satisfied in circumstances where they have not been satisfied) except as permitted under the terms of the facility agreement. The facility agreement contains customary representations and warranties, affirmative and negative covenants (including requirements relating to the financial indebtedness of PotashCorp and certain restrictions on disposals and subsidiary indebtedness), indemnities and events of default, each with applicable qualifications or carve-outs. The facility agreement also contains a net borrowing to EBITDA financial covenant.

The facility agreement contains a requirement to use the net cash proceeds arising from certain disposals, debt issuances or equity issuances, to prepay or cancel the US$25 billion term facility, subject to certain exceptions and thresholds.

Each of BHP Billiton Limited and BHP Billiton Plc is a guarantor under the facility agreement. The credit facilities are unsecured. The facility agreement also contains certain other terms including treatment of withholding tax, quarterly commitment fees and increased costs payable to the Lenders and the giving of certain indemnities.

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

A description of Joint Electorate Actions and Class Rights Actions is contained under the heading ‘Equalisation of economic and voting rights’ in section 2.11.2 of this Report. The objects of BHP Billiton Plc are contained in clause 4 of its Memorandum of Association.

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

2.13.6 Rights attaching to shares

Dividend rights

Under English law, dividends on shares may only be paid out of profits available for distribution. Under Australian law, dividends on shares may only be paid out of net assets, provided that the payment is fair and reasonable to the company’s shareholders as a whole and the payment of the dividend does not materially prejudice the company’s ability to pay its creditors. The Constitution and Articles of Association provide that payment of any dividend may be made in any manner, by any means and in any currency determined by the Board.

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

2.14 Reserves

2.14.1 Petroleum reserves

Reserves and production

BHP Billiton Petroleum reserves are estimated and reported according to SEC standards. For FY2010, our proved oil and gas reserves have been determined in accordance with recent revisions to SEC Rule 4-10(a) of Regulation S-X. Proved oil and gas reserves are those quantities of crude oil, natural gas and natural gas liquids (NGL), which, by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations. Unless evidence indicates that renewal is reasonably certain, estimates of economically producible reserves only reflect the period before the contracts providing the right to operate expire. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and through installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well. As specified in the revised regulation, oil and gas prices are taken as the unweighted average of the corresponding first day of the month prices for the twelve months prior to the ending date of the period covered.

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

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other analogous, producing reservoirs. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution, and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

The Petroleum Reserves Group (PRG), organised separately from the operating organisation, provides overall oversight of the reserves assessment and reporting processes. The PRG is staffed by individuals averaging over 30 years experience in the Oil and Gas industry. The Manager of the Petroleum Reserves Group is the individual primarily responsible for overseeing the preparation of the reserves estimate. He has an advanced degree in engineering and over 30 years of diversified industry experience in reservoir engineering, reserves assessment, and technical management. He is a 30+ year member of the Society of Petroleum Engineers (SPE). No part of the individual compensation for members of this group is dependent on reported reserves.

Reserve assessments are conducted by technical staff within the operating organisation. These individuals meet the professional qualifications outlined by the Society of Petroleum Engineers, are trained in the fundamentals of SEC reserves reporting and the corporate reserves processes, and are endorsed by the PRG. Each reserve assessment is reviewed annually by the PRG to ensure technical quality, adherence to internally published Petroleum CSG Guidelines, and compliance with SEC reporting requirements. Once endorsed by the PRG, all reserves receive final endorsement by senior management and the Risk and Audit Committee prior to public reporting. Our internal Group Audit Services provides secondary assurance of the oil and gas reserve reporting processes through annual audits.

During FY2010, Petroleum added 172 million barrel oil equivalent (boe)1 of proved oil and gas reserves, replacing 108 per cent of production of 159 million barrel oil equivalent. These additions were primarily revisions of 84 million boe due to infill drilling results and analysis of performance in producing properties, and extensions of 65 million boe. The largest of these extensions occurred in the Mad Dog field and was supported by the integration of wireline log and pressure data, core information and high resolution seismic interpretation, as well as data from other portions of the field and relevant analogous fields.

These changes are summarised (on a barrel oil equivalent basis) in the table below. These tables detail estimated oil, condensate, NGL and natural gas reserves at 30 June 2010, 30 June 2009 and 30 June 2008, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty, fuel and flare volumes. Reserves include quantities of oil, condensate, NGL and gas that will be produced under several production and risk sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2010, approximately six per cent (2009: seven per cent; 2008: six per cent) of proved developed and undeveloped oil, condensate and NGL reserves and five per cent (2009: five per cent; 2008: five per cent) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes which may not be realised upon divestment on an individual property basis.

[1]	Total barrel oil equivalent conversion is based on the following: 6,000 scf of natural gas equals 1 barrel oil equivalent.

Petroleum Reserves

Millions of barrels	Australia	United States	Other	Total
Proved developed and undeveloped oil, condensate and NGL reserves (a) (b)
Reserves at 30 June 2007	329.7	169.4	66.0	565.1

Improved Recovery	17.6	0.0	0.0	17.6
Revisions of previous estimates	20.1	17.6	(3.7)	34.0
Extensions and discoveries	26.6	23.2	0.2	50.0
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(39.7)	(12.4)	(16.0)	(68.1)

Total changes	24.7	28.4	(19.6)	33.5

Reserves at 30 June 2008	354.3	197.8	46.5	598.6

Improved Recovery	0.0	0.0	1.2	1.2
Revisions of previous estimates	13.3	5.0	24.0	42.3
Extensions and discoveries	5.9	14.0	0.0	19.9
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(40.4)	(20.9)	(15.1)	(76.4)

Total changes	(21.3)	(1.9)	10.1	(13.1)

Reserves at 30 June 2009	333.1	195.9	56.6	585.6

Improved Recovery	11.0	0.0	0.0	11.0
Revisions of previous estimates	5.9	73.4	(2.4)	76.9
Extensions and discoveries	6.9	49.2	7.5	63.6
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(40.2)	(44.1)	(12.8)	(97.1)

Total changes	(16.4)	78.5	(7.7)	54.4

Reserves at 30 June 2010 (d)	316.7	274.4	48.9	640.0

Developed
Proved developed oil, condensate and NGL reserves
at 30 June 2007	178.6	20.5	63.0	262.1
at 30 June 2008	189.1	90.0	42.0	321.1
at 30 June 2009	182.2	98.7	51.5	332.4
Developed Reserves as of 30 June 2010	217.1	108.9	44.4	370.4

Undeveloped
Proved undeveloped oil, condensate and NGL reserves
at 30 June 2007	151.1	148.9	3.0	303.0
at 30 June 2008	165.2	107.8	4.5	277.5
at 30 June 2009	150.9	97.2	5.1	253.2
Undeveloped Reserves as of 30 June 2010	99.6	165.5	4.5	269.6

(a)	Small differences are due to rounding to first decimal place.
(b)	NGL is extracted separately from crude oil and natural gas and reported as a liquid.
(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(d)	Total proved oil, condensate and NGL reserves include 6.2 million barrels derived from probabilistic aggregation of reserves from reservoirs dedicated to the North West Shelf gas project only.

Billions of cubic feet	Australia (b)	United States	Other	Total
Proved developed and undeveloped natural gas reserves
Reserves at 30 June 2007 (a)	3,735.9	103.8	887.5	4727.2

Improved Recovery	0.0	0.0	0.0	0.0
Revisions of previous estimates	42.8	1.7	(1.9)	42.6
Extensions and discoveries	239.9	5.9	11.1	256.9
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(262.6)	(11.8)	(94.1)	(368.5)

Total changes	20.1	(4.2)	(84.9)	(69.0)

Reserves at 30 June 2008	3,756.0	99.6	802.6	4,658.2

Improved Recovery	0.0	0.0	179.5	179.5
Revisions of previous estimates	24.5	1.5	2.7	28.7
Extensions and discoveries	267.5	7.5	0.0	275.0
Purchase/sales of reserves	0.0	(2.4)	0.0	(2.4)
Production (c)	(258.3)	(13.4)	(92.9)	(364.6)

Total changes	33.7	(6.8)	89.3	116.2

Reserves at 30 June 2009	3,789.7	92.8	892.0	4,774.5

Improved Recovery	40.5	0.0	23.6	64.1
Revisions of previous estimates	94.2	2.2	(51.5)	44.9
Extensions and discoveries	1.6	9.3	0.0	10.9
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(259.7)	(17.7)	(91.3)	(368.7)

Total changes	(123.4)	(6.1)	(119.2)	(248.8)

Reserves at 30 June 2010 (d)	3,666.3	86.6	772.8	4,525.7

Developed
Proved developed natural gas reserves
at 30 June 2007	1,804.0	15.9	495.8	2,315.7
at 30 June 2008	1,882.3	46.4	441.4	2,370.1
at 30 June 2009	1,899.0	38.5	383.7	2,321.2
Developed Reserves as of 30 June 2010	1,724.8	30.3	236.8	1,991.9

Undeveloped
Proved undeveloped natural gas reserves
at 30 June 2007	1,931.9	87.9	391.7	2,411.5
at 30 June 2008	1,873.7	53.2	361.2	2,288.1
at 30 June 2009	1,890.7	54.3	508.3	2,453.3
Undeveloped Reserves as of 30 June 2010	1,941.5	56.3	536.0	2,533.8

(a)	Small differences are due to rounding to first decimal place.
(b)	Production for Australia includes gas sold as LNG.
(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(d)	Total proved natural gas reserves include 121 billion cubic feet derived from probabilistic aggregation of reserves from reservoirs dedicated to the North West Shelf gas project only.

Millions of barrels oil equivalent (a)	Australia	United States	Other	Total
Proved developed and undeveloped oil, condensate and NGL reserves (b)
Reserves at 30 June 2007	952.4	186.7	213.9	1353.0

Improved Recovery	17.6	0.0	0.0	17.6
Revisions of previous estimates	27.2	17.9	(4.0)	41.1
Extensions and discoveries	66.6	24.2	2.1	92.8
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(83.5)	(14.4)	(31.7)	(129.5)

Total changes	28.0	27.6	(33.7)	22.0

Reserves at 30 June 2008	980.3	214.4	180.3	1,375.0

Improved Recovery	0.0	0.0	31.1	31.1
Revisions of previous estimates	17.4	5.3	24.5	47.1
Extensions and discoveries	50.5	15.3	0.0	65.7
Purchase/sales of reserves	0.0	(0.4)	0.0	(0.4)
Production (c)	(83.5)	(23.1)	(30.6)	(137.2)

Total changes	(15.7)	(3.0)	25.0	6.4

Reserves at 30 June 2009	964.7	211.4	205.3	1,381.4

Improved Recovery	17.8	0.0	3.9	21.7
Revisions of previous estimates	21.6	73.8	(11.0)	84.4
Extensions and discoveries	7.2	50.8	7.5	65.4
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(83.5)	(47.1)	(28.0)	(158.6)

Total changes	(36.9)	77.5	(27.6)	12.9

Reserves at 30 June 2010 (d)	927.8	288.8	177.7	1,394.3

Developed
Proved developed oil, condensate and NGL reserves
at 30 June 2007	479.3	23.2	145.6	648.1
at 30 June 2008	502.8	97.7	115.6	716.1
at 30 June 2009	498.7	105.1	115.5	719.3
Developed Reserves as of 30 June 2010	504.6	114.0	83.9	702.4

Undeveloped
Proved undeveloped oil, condensate and NGL reserves
at 30 June 2007	473.1	163.6	68.3	704.9
at 30 June 2008	477.5	116.7	64.7	658.9
at 30 June 2009	466.0	106.3	89.8	662.1
Undeveloped Reserves as of 30 June 2010	423.2	174.9	93.8	691.9

(a)	Barrel oil equivalent conversion based on 6,000 scf of natural gas equals 1 boe.
(b)	Small differences are due to rounding to first decimal place.
(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(d)	Total proved reserves include 26.4 mmboe derived from probabilistic aggregation of reserves from reservoirs dedicated to the North West Shelf gas project only.

Proved undeveloped reserves

At year-end, Petroleum had 692 million boe of proved undeveloped reserves, as compared with 662 million boe at the end of FY2009. During this period, Petroleum moved 70 million boe of proved reserves from undeveloped to developed with the startup of the Pyrenees project in Western Australia and several individual wells elsewhere in the Company. This was more than offset by the additions due to revisions and extensions described above. During FY2010, Petroleum spent $2,006 million progressing development of proved undeveloped reserves in the Northwest Shelf Oil and Gas Projects, the Bass Strait field, and the Macedon field in Australia; in Pakistan’s Zamzama gas field; on the Angostura Gas Project in Trinidad; and in the Atlantis, Mad Dog, Neptune, and Shenzi developments in the Gulf of Mexico.

Most of the Group’s projects require significant capital expenditure and multi-year lead times before initial production can be achieved with the associated movement of reserves from undeveloped to developed. Based on current project schedules, more than 95 per cent of the 692 MMboe currently classified as undeveloped are actively being pursued and are scheduled to be on stream within the next five years. The remaining undeveloped reserves are located in active fields expected to produce well into the next decade and will be brought on stream in a phased manner to best optimise the use of production facilities and to meet long-term gas supply contracts. Petroleum has a dependable history of progressing large undeveloped volumes from undeveloped to developed, evidenced by the past three years, which have averaged 90 million boe per year.

2.14.2 Ore Reserves

Introduction

Ore Reserves are estimates of the amount of ore that can be economically and legally extracted and processed from our mining properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological and operational data is generated during the course of operations, estimates of reserves may change from period to period. All of the Ore Reserve figures presented are reported in 100 per cent terms and represent estimates at 30 June 2010 (unless otherwise stated). All tonnes and grade information has been rounded, hence small differences may be present in the totals. Reserve life is calculated as Total Ore Reserve divided by the current nominal capacity of the operation.

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

The reported reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average historical prices for traded metals for the three years to 31 December 2009, or for bulk commodities the three year historical contracted prices. However, we do not use a bauxite, aluminium or alumina price to determine bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the captive alumina refinery. In addition to these specifications a number of modifying factors are used to differentiate bauxite reserves from other mineralised material. For our Manganese assets, historical price is used to determine reserves at only one asset (GEMCO). Geological stratigraphic controls, cut-off grade and plant feed requirements are used to determine reserves at our other Manganese assets.

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

The three-year historical average prices used for each commodity to test for impairment of the reserves of traded metals contained in this annual report are as follows:

Commodity Price	US$
Copper (a)	2.90/lb
Gold	847/oz
Nickel	11.00/lb
Silver	14.30/oz
Lead	0.97/lb
Zinc	1.02/lb
Uranium	69.90/lb

(a)	All our copper operations have used a copper price at or below the three-year historical average copper price to estimate, or test for impairment of, the copper reserves disclosed in this report.

Aluminium Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Aluminium Customer Sector Group estimated as at 30 June 2010 in 100 per cent terms (unless otherwise stated).

As at 30 June 2010

															As at 30 June 2009					BHP Billiton Interest %
		Proved Ore Reserve				Probable Ore Reserve				Total Ore Reserve					Total Ore Reserve
Commodity Deposit(1)(2)(3)(4)	Ore Type	Millions of dry metric tonnes	% A.Al2 O3	% R.SiO2	% Fe2 O3	Millions of dry metric tonnes	% A.Al2 O3	% R.SiO2	% Fe2 O3	Millions of dry metric tonnes	% A.Al2 O3	% R.SiO2	% Fe2 O3	Reserve Life (years)	Millions of dry metric tonnes	% A.Al2 O3	% R.SiO2	% Fe2 O3	Reserve Life (years)
Bauxite
Australia
Worsley	Laterite	252	31.1	1.8	—	59	30.4	1.8	—	311	31.0	1.8	—	19	324	31.0	1.8	—	19	86
Brazil
MRN(5)	MRN Washed	27	49.8	4.8	—	—	—	—	—	27	49.8	4.8	—	2	200	50.6	3.8	—	13	14.8
Suriname(6)
Coermotibo	Laterite	—	—	—	—	—	—	—	—	—	—	—	—	—	0.6	42.4	3.5	17.5	0.4	—
Onverdacht	Laterite	—	—	—	—	—	—	—	—	—	—	—	—	—	5.9	47.2	4.4	10.9	4	—

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
Worsley	Maximum 80m	Maximum 160m

MRN	A bauxite intersection grid of 200m, plus at least 10 samples reached by searching ellipsoid. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data.	Those areas with a bauxite intersection grid spacing of less than 400m and/or a 400m spaced grid with a 200m offset fill in, plus a minimum of seven samples reached by searching ellipsoid and a reliable suite of chemical and size distribution data.

(2)	Metallurgical recoveries for the operations are:

Deposit	Estimated Metallurgical Recovery of A.Al2O3
Worsley (Worsley Refinery)	90%
MRN (Alumar Refinery)	94%

(3)	A.Al2O3 is available alumina determined for expected refinery conditions. R.SiO2 is silica that is reactive in the refinery process. Fe2O3 is iron oxide.
(4)

For Worsley and MRN bauxite deposits the reserves are determined based on applicable A.Al2O3 and R.SiO2. MRN – Washed tonnes and grade represent expected product based on forecast beneficiated yield in the reserve area.

(5)

The MRN Reserves are located on mining leases that provide MRN the right to mine. Current mining areas have full environmental approvals and reflect the nature of environmental permits in Brazil where a three stage process is adopted. The MRN Reserve has been reduced by 160 Mt. For these reserves, stated in 2009, MRN has received the preliminary and, in some cases, the second stage approvals. Negotiation with the Brazilian environmental authorities on these mining areas is ongoing. As such, the reserves will be re-instated in the immediate future once the license approval is granted. The remaining changes to Reserves are due to production depletion and a geological model update which now includes the expected dilution.

(6)	Suriname – On 31 July 2009, BHP Billiton Maatschappij Suriname (BMS) was sold to Suralco, an Alcoa subsidiary.

Base Metals Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Base Metals Customer Sector Group estimated as at 30 June 2010 in 100 per cent terms (unless otherwise stated).

As at 30 June 2010

																		As at 30 June 2009
		Proved Ore Reserve					Probable Ore Reserve					Total Ore Reserve						Total Ore Reserve						BHP Billiton Interest %
Commodity Deposit(1)(2)(3)	Ore Type	Millions of dry metric tonnes	% TCu	% SCu			Millions of dry metric tonnes	% TCu	% SCu			Millions of dry metric tonnes	% TCu	% SCu			Reserve Life (years)	Millions of dry metric tonnes	% TCu	% SCu			Reserve Life (years)
Copper
Escondida(4)	Oxide	81	0.73	—			58	0.89	—			139	0.80	—			30	142	0.82	—			21	57.5
	Sulphide	765	1.15	—			873	0.91	—			1,638	1.02	—				1,699	1.07	—
	Sulphide leach	801	0.52	—			1,742	0.53	—			2,543	0.53	—				2,421	0.54	—
Cerro Colorado(5)	Oxide	77	0.60	0.44			63	0.66	0.47			141	0.63	0.45			11	117	0.63	0.46			9	100
	Sulphide	26	0.70	0.13			34	0.70	0.13			60	0.70	0.13				51	0.71	0.13
Spence	Oxide	22	0.97	0.81			5.9	0.82	0.71			28	0.94	0.79			16	37	1.09	0.82			18	100
	Oxide - low solubility	25	1.29	0.72			10	0.94	0.47			35	1.19	0.65				28	1.19	0.60
	Sulphide	128	1.08	—			81	0.72	—			209	0.94	—				219	0.99	—
	ROM	—	—	—			39	0.51	0.07			39	0.51	0.07				33	0.50	0.10
Pinto Valley(6)	Low-grade leach	6.0	0.22	—			7.0	0.21	—			13	0.21	—			4	13	0.21	—			4	100
	Sulphide	36	0.37	—			53	0.42	—			89	0.40	—				89	0.40	—

		Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag	Millions of dry metric tonnes	% Cu	kg/ tonne 0U3O8	g/t Au	g/t Ag		Millions of dry metric tonnes	% Cu	kg/ tonne U3O8	g/t Au	g/t Ag
Copper Uranium
Olympic Dam	Sulphide	182	1.97	0.59	0.61	3.88	416	1.78	0.58	0.75	3.25	598	1.84	0.58	0.71	3.44	54	589	1.81	0.59	0.66	3.36	54	100

		Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo	Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo		Millions of dry metric tonnes	% Cu	% Zn	g/t Ag	% Mo
Copper Zinc
Antamina	Sulphide Cu only	75	1.10	0.2	8.6	0.04	441	1.05	0.2	9.7	0.03	516	1.06	0.2	9.5	0.03	20	536	1.05	0.2	9.5	0.03	21	33.75
	Sulphide Cu-Zn	29	0.92	1.8	17.0	0.01	131	1.06	2.0	17.6	0.01	161	1.03	2.0	17.5	0.01		181	1.02	2.1	18.0	0.01

		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn		Millions of dry metric tonnes	g/t Ag	% Pb	% Zn			Millions of dry metric tonnes	g/t Ag	% Pb	% Zn
Silver Lead Zinc
Cannington(7)	Sulphide	23	297	7.5	3.7		4.5	210	5.5	3.6		27	283	7.2	3.7		9	24	324	8.0	4.1		8	100

(1)

%TCu – per cent total copper, %SCu – per cent soluble copper, %Cu – per cent copper, kg/tonne U3O8 – kilograms per tonne uranium oxide, g/tAu – grams per tonne gold, g/tAg – grams per tonne silver, %Zn – per cent zinc, %Pb – per cent lead, %Mo – per cent molybdenum, ROM – run of mine leach stockpile for low grade oxide, supergene sulphide and transitional sulphide mineralisation.

(2)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
Escondida	Oxide: 35m x 35m Sulphide: 50m x 50m Sulphide leach: 60m x 60m	Oxide: 50m x 50m Sulphide: 80m x 80m Sulphide leach: 100m x 100m

Cerro Colorado	55m x 55m on first kriging pass	120m x 120m on second kriging pass

Spence	Oxides: 50m x 50m Sulphides: 75m x 75m	Oxides and Sulphides: 100m x 100m

Pinto Valley	60m x 120m rectangular grid	200m x 200m

Olympic Dam	Drilling grid of 20m to 30m	Drilling grid of 30m to 70m

Antamina	High Grade: 25m sample grid completed within the high-grade zone. Low Grade: 30m sample grid completed within the low-grade zone.	50m sample grid, completed within the appropriate grade zone.

Cannington	12.5m sectional x 15m vertical	25m sectional x 25m vertical

(3)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical Recovery
	Cu	Ag	Pb	Zn	Au	U3 O8	Mo
Escondida	Oxide: 68% Sulphide: 82% Sulphide leach: 32%

Cerro Colorado	Sulphide and Oxide: 73% of TCu
Spence	Oxide: 81% of TCu Oxide - low solubility: 70% of TCu Sulphide: 70% of TCu ROM: 30% of TCu
Pinto Valley	Low-grade leach: 25% Sulphide: 86%
Olympic Dam	94%	65%			65%	72%
Antamina	Sulphide Cu: 94% Sulphide Cu-Zn: 82%	Sulphide Cu: 70% Sulphide Cu-Zn: 59%		Sulphide Cu: 0% Sulphide Cu-Zn: 80%			Sulphide Cu: 71% Sulphide Cu-Zn: 0%
Cannington		88%	90%	74%

(4)

Escondida – Changes are mainly due to production depletion and updating of the reserve model that included a revised hardness estimate, leading to decreased mill throughput for Sulphide ore. As a result, the reserve life has increased from earlier mine plans.

(5)	Cerro Colorado – The increase in reserves is the result of a step-out exploration drilling program.
(6)	Pinto Valley – The Pinto Valley mine and mill operations continue to be carried on care and maintenance status.
(7)	Cannington – The increase in reserves is due to a change in cut-off grade strategy.

Diamonds and Specialty Products Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Diamonds and Specialty Products Customer Sector Group estimated as at 30 June 2010 in 100 per cent terms (unless otherwise stated).

As at 30 June 2010

									As at 30 June 2009			BHP Billiton Interest %
Commodity Deposit(1)(2)(3)		Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		Reserve Life (years)	Total Ore Reserve		Reserve Life (years)
	Ore Type	Millions of dry metric tonnes	Carats per tonne	Millions of dry metric tonnes	Carats per tonne	Millions of dry metric tonnes	Carats per tonne		Millions of dry metric tonnes	Carats per tonne

Diamonds
EKATI Core Zone(4)	OC	14	0.3	6.5	0.4	20	0.3	5	31	0.4	8	80
	UG	2.5	0.6	3.2	0.8	5.7	0.7		7.3	0.8
	SP	0.1	0.4	—	—	0.1	0.4		0.2	0.5

		Millions of tonnes		Millions of tonnes		Millions of tonnes			Millions of tonnes
Mineral Sands
Richards Bay Minerals(5)	TiO2 slag	9.5		15		25		25	24		24	37.76

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
EKATI Core Zone	Less than 30m	Less than 60m

Richards Bay Minerals	50m x 50m reverse circulation drilling and 200m x 100m sonic drilling data	400m x 100m reverse circulation drilling and 800m x 100m sonic drilling data

(2)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical Recovery
EKATI Core Zone	Factors are assigned per geological domain and deposit
Richards Bay Minerals	45.4% including conversion to slag

(3)	OC – open-cut, SP – stockpile, UG – underground, TiO2 – titanium dioxide.
(4)

EKATI Core Zone – An effective 1.5mm square aperture (equivalent to 1.2mm slot) stone size cut-off is used to estimate the reserves. Following a review of project economics during 2010, some reserves have been removed from Ekati OC ore type.

(5)

Richards Bay Minerals – As the result of a Broad Based Black Economic Empowerment transaction BHP Billiton now hold a 37.76% interest. Rio Tinto Ltd has responsibility for the management of the operation. Reserves are reported as at 31 December 2009.

Stainless Steel Materials Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Stainless Steel Materials Customer Sector Group estimated as at 30 June 2010 in 100 per cent terms (unless otherwise stated).

As at 30 June 2010

									As at 30 June 2009			BHP Billiton Interest %
		Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve			Total Ore Reserve
Commodity Deposit(1)(2)(3)	Ore Type	Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni	Millions of dry metric tonnes	% Ni	Reserve Life (years)	Millions of dry metric tonnes	% Ni	Reserve Life (years)
Nickel - Colombia
Cerro Matoso(4)	Laterite	48	1.3	40	1.2	89	1.2	39	96	1.27	40	99.94
	SP	32	1.4	—	—	32	1.4		29	1.38
	MNR Ore	21	0.2	—	—	21	0.2		23	0.20
Nickel West
Leinster(5)	OC	2.9	1.3	0.2	0.90	3.1	1.3	8	3.1	1.3	6	100
	UG	6.1	1.9	6.4	1.8	12	1.8		9.1	1.9
	SP	1.4	1.0	—	—	1.4	1.0		—	—
	SP Oxidised	—	—	1.9	1.7	1.9	1.7		—	—
Mt Keith	OC	117	0.56	2.1	0.45	119	0.56	14	129	0.57	15	100
	SP	32	0.53	—	—	32	0.53		24	0.53
Cliffs	UG	0.2	2.9	1.1	3.0	1.2	3.0	3	1.4	3.9	4	100

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
Cerro Matoso	25m or less	Greater than 25m and less than 70m
Leinster	25m x 25m	25m x 50m
Mt Keith	60m x 40m	80m x 80m
Cliffs	25m x 25m (and development)	50m x 50m

(2)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical recovery
Cerro Matoso	90% (reserve to metal)
Leinster	83.5% based on blended plant recovery curves and 12.1% Ni in concentrate.
Mt Keith	68%
Cliffs	92%

(3)	OC – open-cut, UG – underground, SP – stockpile, MNR Ore – Metal Nickel Recovery ore, %Ni – per cent nickel.
(4)

Cerro Matoso – Reserve life extends 5 years beyond the assured tenement entitlement. Additional extension is available but is not certain; the loss of the additional extension has been tested and found to be not economically material.

(5)	Leinster – Reserves increase due to extension of the underground mine plan below 11 Level.

Iron Ore Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Iron Ore Customer Sector Group estimated as at 30 June 2010 in 100 per cent terms (unless otherwise stated).

As at 30 June 2010

		Proved Ore Reserve						Probable Ore Reserve													As at 30 June 2009
Commodity Deposit(1)(2)(3)(4)(5)	Ore Type													Total Ore Reserve						Reserve life (years)	Total Ore Reserve	Reserve life (years)	BHP Billiton Interest %
		Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2 O3	% LOI	Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2 O3	% LOI	Millions of wet metric tonnes	% Fe	% P	% SiO2	% Al2 O3	% LOI		Millions of wet metric tonnes
Iron Ore(6)
Mt Newman JV(7)	BKM	328	63.7	0.07	4.3	2.0	2.0	776	62.7	0.10	4.3	2.0	3.3	1,104	63.0	0.09	4.3	2.0	2.9	32	868	28	85
	MM	6.1	61.1	0.07	2.6	1.5	7.8	60	61.9	0.07	3.0	1.8	6.0	66	61.8	0.07	2.9	1.8	6.2		63
Jimblebar(8)	BKM	92	63.1	0.09	3.5	2.4	3.4	282	62.8	0.11	3.1	2.3	4.3	375	62.9	0.11	3.2	2.3	4.1	72	420	92	100
	MM	—	—	—	—	—	—	131	62.1	0.08	2.8	1.8	5.8	131	62.1	0.08	2.8	1.8	5.8		131
Mt Goldsworthy JV Northern	NIM	6.5	61.0	0.06	7.9	1.6	2.6	16	61.1	0.05	8.3	1.1	2.2	22	61.1	0.06	8.2	1.2	2.3	11	27	14	85
Mt Goldsworthy JV Area C(9)	BKM	72	63.3	0.14	2.4	1.8	4.8	192	61.8	0.13	3.7	2.1	5.2	264	62.2	0.13	3.4	2.0	5.1	14	182	13	85
	MM	180	62.3	0.06	2.9	1.7	5.8	206	61.4	0.06	3.8	1.8	5.9	385	61.8	0.06	3.4	1.8	5.9		372
Yandi JV	CID	612	57.1	0.04	5.7	1.5	10.7	385	57.1	0.05	5.9	1.5	10.6	996	57.1	0.04	5.8	1.5	10.6	20	1,051	23	85

		Millions of wet metric tonnes	% Fe	% Pc				Millions of wet metric tonnes	% Fe	% Pc				Millions of wet metric tonnes	% Fe	% Pc					Millions of dry metric tonnes
Samarco JV(10)	ROM	1,146	42.5	0.05				932	39.8	0.05				2,078	41.3	0.05				42	1,590	39	50

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
Mt Newman JV	50m x 50m	300m x 50m
Jimblebar	50m x 50m	300m x 50m
Mt Goldsworthy JV Northern	25m x 25m	50m x 50m
Mt Goldsworthy JV Area C	50m x 50m	300m x 50m
Yandi JV	50m x 50m	150m x 150m
Samarco JV	200m x 200m x 16m	400m x 400m x 16m

(2)	Metallurgical recovery is 100%, except for Mt Newman JV – Whaleback (BKM) where recovery is 92% (tonnage basis) and Samarco where recovery is 83% (metal basis).
(3)

For Western Australia Iron Ore (WAIO) the reserves are divided into joint ventures and material types that reflect the various products. BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, CID – Channel Iron Deposits. ROM is run of mine for Samarco.

(4)

The reserve grades listed, Fe – iron, P – phosphorous, SiO2 – silica, Al2O3 – alumina, LOI – loss on ignition, refer to in situ mass percentage on a dry weight basis. For Samarco %Pc is phosphorous in concentrate. For Mt Newman, Mt Goldsworthy and Yandi joint ventures, and Jimblebar, tonnages represent wet tonnes based on the following moisture contents: BKM – 3%, MM – 4%, CID – 8%, NIM – 3.5%. For Samarco the reserve tonnages also represent wet tonnes for FY2010 based on a moisture content of 6.5% for ROM. Iron ore is marketed as Lump (direct blast furnace feed), Fines (sinter plant feed) and direct reduction and blast furnace pellets (Samarco).

(5)

Cut-off grades used to estimate reserves: Mt Newman 50–62%Fe for BKM, 59%Fe for MM; Jimblebar 59%Fe for BKM, 58% Fe for MM; Mt Goldsworthy 50%Fe for NIM, 57%Fe for MM, 59%Fe for BKM; Yandi 55–55.5%Fe for CID; Samarco Fe>=34%.

(6)

WAIO reserves are all located on State Agreement mining leases that guarantee the right to mine, except Cattle Gorge and Callawa (part of Mt Goldsworthy JV Northern), which reside on standard Western Australian mining leases. We are required to obtain certain State Government approvals (including environmental and heritage clearances) before we commence mining operations in a particular area. We have included in our reserves areas where one or more approvals remain outstanding, but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the time frame required by the current mine schedule.

(7)	Mt Newman JV – New drilling and estimates for Jinayri (BKM).
(8)	Jimblebar – New drilling and estimates for Hashimoto (BKM) deposits included some confidence downgrading. Nominal production has increased in 2010.
(9)	Mt Goldsworthy JV Area C - New drilling and estimates for D and E Deposits (MM), Packsaddle 3 and 6 (BKM).
(10)

Samarco JV – The increase in the Samarco reserve is due to a change to a wet tonnes reporting basis and revision in the mine plan, which has coalesced and deepened the open-pit reserve. The June 2010 Reserve Life is based on the Samarco nominal production capacity, which is supplemented by the contracted ore supply from Vale Fazendao mine until 2027.

89

Manganese Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Manganese Customer Sector Group estimated as at 30 June 2010 in 100 per cent terms (unless otherwise stated)

As at 30 June 2010

												As at 30 June 2009
Commodity Deposit(1)(2)(3)	Ore Type	Proved Ore Reserve			Probable Ore Reserve			Total Ore Reserve			Reserve Life (years)	Total Ore Reserve			Reserve Life (years)	BHP Billiton Interest %
		Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield	Millions of dry metric tonnes	% Mn	% Yield		Millions of dry metric tonnes	% Mn	% Yield
Manganese
GEMCO(4)	ROM	66	46.8	50	43	46.4	48	109	46.7	49	13	114	46.7	49	14	60

		Millions of dry metric tonnes	% Mn	% Fe	Millions of dry metric tonnes	% Mn	% Fe	Millions of dry metric tonnes	% Mn	% Fe		Millions of dry metric tonnes	% Mn	% Fe
Wessels(5)	Lower Body-HG	1.9	47.0	11.0	6.0	47.2	11.9	7.9	47.2	11.7	49	8.2	47.1	11.7	49	44.4
	Lower Body-LG	1.9	42.2	12.2	8.2	41.4	14.5	10	41.6	14.1		10	41.6	14.0
	NTS-Lower Body-HG	1.0	48.8	11.2	5.9	48.5	11.4	6.9	48.5	11.4		6.9	48.5	11.4
	NTS-Lower body-LG	0.1	44.5	12.5	0.9	42.8	16.6	1.0	42.9	16.3		1.0	42.9	16.3
	Upper Body	—	—	—	47	42.1	17.3	47	42.1	17.3		47	42.1	17.3

		Millions of dry metric tonnes	% Mn	% Fe	Millions of dry metric tonnes	% Mn	% Fe	Millions of dry metric tonnes	% Mn	% Fe		Millions of wet metric tonnes	% Mn	% Fe
Mamatwan(5)(6)	M, C, N Zones	39	37.8	4.5	9.1	36.6	4.6	48	37.6	4.5	22	51	37.6	4.5	22	44.4
	X Zone	3.8	37.5	4.8	0.3	36.4	4.4	4.1	37.4	4.8		4.5	37.4	4.8
	NTS-M,C,N Zones	8.2	37.8	4.5	14	37.6	4.5	22	37.7	4.5		22	37.7	4.5
	NTS-X Zone	1.2	37.5	4.8	1.8	37.4	4.7	3.0	37.4	4.7		3.0	37.4	4.7

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Ore Reserves	Probable Ore Reserves
GEMCO	60m x 120m and 60m x 60m	120m x 120m
Wessels	Defined as rim ±30m wide around mined-out areas, plus ±132m spaced surface drill holes, supplemented by some economically viable remnant blocks within mined-out areas, underground drilling and sampling	Underground chip sampling, limited underground drill holes and ±132m spaced surface drill holes
Mamatwan	80m x 80m	160m x 160m

(2)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical Recovery
GEMCO	See yield in the Reserve table
Wessels	88% (76% lump product and 12% fines product)
Mamatwan	96%

(3)	ROM – run of mine, %Mn – per cent manganese, %Fe – per cent iron, HG – high grade, LG – low grade, NTS – Ntsimbintle, M, C, N, X Zones – individual stratigraphic manganese zones.
(4)	GEMCO – Tonnes are stated as ROM, manganese grades are given as per washed ore samples and should be read together with their respective tonnage yields.
(5)

Wessels and Mamatwan (Hotazel) – Our interest has been reduced as a result of a sequence of Broad Based Black Economic Empowerment agreements with Ntsimbintle Mining Pty Ltd, Iziko, NCAB and the HMM Educational Trust. BHP Billiton’s share in Hotazel Manganese Mines Pty Ltd is now 44.4%. A Section 102 application has been lodged with the Dept of Mineral Resources to amend the Wessels Mining Rights area to include the Ntsimbintle Prospecting Right. The Section 102 application for Mamatwan is pending. The Wessels and Ntsimbintle reserves, as well as the Mamatwan and Ntsimbintle reserves, are at present declared separately and will be declared as one upon finalisation of the applications.

(6)	Mamatwan is now reported on a dry tonnes basis.

Metallurgical Coal Customer Sector Group

Coal Reserves

The table below details the total Coal Reserves for the Metallurgical Coal Customer Sector Group estimated as at 30 June 2010 in 100 per cent terms (unless otherwise stated).

As at 30 June 2010

											As at 30 June 2009					BHP Billiton Interest %
			Proved Coal Reserve	Probable Coal Reserve	Total Coal Reserve	Total Marketable Coal Reserve					Total Marketable Coal Reserve				Reserve Life (years)
Commodity Deposit(1)(2)(3)	Mining Method	Coal Type	Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	% Ash	% VM	% S	Reserve Life (years)	Millions of metric tonnes	% Ash	% VM	% S
Queensland Coal, Reserves at operating mines - CQCA JV
Goonyella Riverside(4)	OC	Met	327	191	518	387	9.8	23.0	0.50	32	391	8.9	23.0	0.50	32	50
	UG	Met	38	114	152	130	6.9	23.9	0.51		110	6.6	23.6	0.50
Peak Downs	OC	Met	412	620	1,032	581	9.1	21.0	0.60	65	577	9.3	20.9	0.60	66	50
Saraji	OC	Met	364	157	521	308	10.2	18.1	0.63	39	315	10.2	18.1	0.63	38	50
Norwich Park(4)	OC	Met	176	99	275	196	10.2	16.9	0.69	30	159	9.8	17.6	0.70	24	50
Blackwater(5)	OC	Met/Th	106	397	503	448	9.9	24.8	0.40	33	460	9.8	24.8	0.40	34	50
Gregory JV
Gregory Crinum	OC	Met	11	2.5	14	11	7.7	32.8	0.60	6	10	7.5	33.2	0.60	7	50
	UG	Met	—	26	26	20	6.8	33.2	0.60		24	7.5	33.1	0.60
BHP Mitsui
South Walker Creek(6)	OC	Met/Th	58	66	124	98	9.3	13.1	0.30	23	101	8.4	11.1	0.21	25	80
Poitrel -Winchester	OC	Met/Th	32	34	66	47	8.9	23.8	0.40	17	51	8.6	23.7	0.40	17	80
Illawarra Coal Reserves at operating mines
Appin(7)	UG	Met/Th	5.3	73	78	69	8.9	24.0	0.37	19	44	8.9	23.5	0.36	14	100
West Cliff(8)	UG	Met/Th	11	3.3	14	10	8.9	21.3	0.36	4	13	8.9	21.5	0.37	5	100
Dendrobium(9)	UG	Met/Th	3.0	55	58	40	9.7	24.0	0.59	13	33	9.7	23.6	0.59	13	100

(1)

Only geophysically logged, fully analysed cored holes with greater than 95% recovery are used to classify the Reserves. Drill hole spacings vary between seams and geological domains and are determined in conjunction with geostatistical analyses where applicable. The range of maximum spacings are:

Deposit	Proved Coal Reserves	Probable Coal Reserves
Goonyella Riverside	500m to 1000m	1000m to 2000m
Peak Downs	440m to 1050m	870m to 2100m
Saraji	440m to 1040m	900m to 2100m
Norwich Park	650m to 1040m	1250m to 2800m
Blackwater	500m	1000m
Gregory Crinum	850m	850m to 1700m
South Walker Ck	500m to 800m	800m to 1500m
Poitrel / Winchester	300m to 950m	550m to 1850m
Appin, West Cliff, Dendrobium	700m	1000m

(2)	OC – open-cut, UG – underground, Met – metallurgical coal, Th – thermal coal, %VM – per cent volatile matter, %S – per cent sulphur.
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

(4)	Goonyella Riverside was previously referred to as Goonyella Riverside Broadmeadow.
(5)	Norwich Park - The increase in Marketable Coal Reserve is due to an increase in the mine plan footprint.

(6)	Blackwater - The Total Marketable Coal Reserve includes 86Mt of thermal coal at an average 6,900 kilo-calories per kilogram (kcal/kg) calorific value.
(7)	South Walker Creek - The Total Marketable Coal Reserve consists of 86.1Mt Pulverised Coal Injection (PCI) product and 11.4Mt thermal coal with an average calorific value of 7700 kcal/kg.
(8)	Appin - The increase in Marketable Coal Reserves is a result of exploration and expansion of planned mining area into Appin Area 9.
(9)	West Cliff - 10Mt of Probable Coal Reserve has been re-classified to Proved as a result of mining approvals being granted for the next three panels.
(10)	Dendrobium - The increase in Marketable Coal Reserves is a result of revisions to the mine plan and additional drilling. The nominal mine production rate has increased in 2010.

Energy Coal Customer Sector Group

Coal Reserves

The table below detail the total Coal Reserves for the Energy Coal Customer Sector Group estimated as at 30 June 2010 in 100 per cent terms (unless otherwise stated).

As at 30 June 2010

													As at 30 June 2009							BHP Billiton Interest %
			Proved Coal Reserve	Probable Coal Reserve	Total Coal Reserve	Total Marketable Coal Reserve							Total Marketable Coal Reserve
Deposit (1)(2)(3)(4)(5)	Mining Method	Coal Type	Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	Millions of metric tonnes	% Ash	% VM	% S	kcal/ kg CV	%Total Moisture	Reserve Life (years)	Millions of metric tonnes	% Ash	% VM	% S	kcal/kg CV	%Total Moisture	Reserve Life (years)
New Mexico - Operating mines
San Juan	UG	Th	55	7.0	62	62	19.1	—	0.74	5,600	10.0	10	68	19.1	—	0.70	5,600	9.9	11	100
Navajo	OC	Th	152	10	162	162	23.0	—	0.90	4,800	13.0	21	172	23.1	—	0.90	4,700	13.0	22	100
South Africa - Operating mines
Khutala (6)	OC	Met	14	—	14	12	17.2	31.1	1.57	5,600	7.0	22	13	18.0	30.5	1.57	6,300	8.0	22	100
	OC	Th	141	9.0	150	150	38.3	19.4	0.99	4,400	7.0		102	36.3	20.1	1.03	4,400	8.0
	UG	Th	93	—	93	93	34.2	20.5	0.86	4,500	7.0		139	35.5	21.0	0.80	4,600	8.0
Douglas-Middelburg	OC	Th	477	130	607	436	20.2	22.9	0.59	6,000	7.4	24	431	21.3	23.4	0.61	6,000	7.1	22	100
Klipspruit	OC	Th	75	10	84	70	21.6	22.5	0.58	5,700	7.6	11	75	20.1	24.0	0.59	6,000	8.8	12	100
Australia - Operating mine
Mt Arthur Coal (7)	OC	Th	568	527	1,095	869	16.9	30.3	0.55	6,400	8.2	55	753	15.1	29.6	0.60	6,300	8.5	51	100
Colombia - Operating mine
Cerrejon Coal Company (8)	OC	Th	630	51	681	655	9.4	32.9	0.59	6,200	12.0	21	720	7.8	33.0	0.60	6,200	12.0	23	33.33

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proved Coal Reserves	Probable Coal Reserves
San Juan	<500m (250m radius from drill hole)	500m-1,000m (250m to 500m radius from drill hole)
Navajo	<500m (250m radius from drill hole)	500m-1,000m (250m to 500m radius from drill hole)
Khutala	>8 boreholes per 100ha	4-8 boreholes per 100ha
Douglas-Middelburg	>8 boreholes per 100ha	4-8 boreholes per 100ha
Klipspruit	>8 boreholes per 100ha	4-8 boreholes per 100ha
Mt Arthur Coal	<500m	500m - 1,000m
Cerrejon Coal Company	>6 boreholes per 100ha	2-6 boreholes per 100ha

(2)	OC – open-cut, UG – underground, Th – thermal coal, Met – metallurgical coal.
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

(4)	%VM – per cent volatile matter, % S – per cent sulphur, kcal/kg CV – kilo-calories per kilogram calorific value.
(5)	Marketable Coal Reserves moisture content is on an as received basis.
(6)	Khutala – The increase in OC reserves of thermal coal is due to a re-evaluation of the mine plan. Some blocks previously scheduled as underground are now going to be mined by open-cut methods.
(7)	Mt Arthur Coal – Marketable Coal Reserves have increased due to changes in the product specification, an increase in the wash plant yield and partial plant bypass strategy.
(8)

Cerrejon Coal Company – The reduction in the Marketable Coal Reserves is due to review and updating of the geological confidence, modifications to pit design, changes to wash plant yield and production depletion.

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

We are the world’s largest diversified natural resources company, with a combined market capitalisation of approximately US$165.6 billion as at 30 June 2010. We generated revenue of US$52.8 billion and profit attributable to shareholders of US$12.7 billion for FY2010.

We extract and process minerals, oil and gas from our production operations located primarily in Australia, the Americas and southern Africa. We sell our products globally with sales and marketing taking place principally through our hubs in The Hague and Singapore.

The following table shows the revenue by location of our customers:

	Revenue by location of customer
US$M	2010	2009	2008
Australia	4,515	4,621	5,841
United Kingdom	1,289	3,042	3,091
Rest of Europe	8,554	7,764	11,258
China	13,236	9,873	11,670
Japan	5,336	7,138	6,885
Other Asia	9,840	9,280	10,111
North America	5,547	4,020	4,771
South America	2,013	1,652	2,640
Southern Africa	1,227	1,374	2,003
Rest of world	1,241	1,447	1,203

BHP Billiton Group	52,798	50,211	59,473

We operate nine Customer Sector Groups (CSGs) aligned with the commodities we extract and market, reflecting the structure we use to assess the performance of the Group:

Customer Sector Group	Principal activities
Petroleum	Exploration, development and production of oil and gas
Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal
Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold
Diamonds and Specialty Products	Mining of diamonds and titanium minerals; potash development
Stainless Steel Materials	Mining and production of nickel products
Iron Ore	Mining of iron ore
Manganese	Mining of manganese ore and production of manganese metal and alloys
Metallurgical Coal	Mining of metallurgical coal
Energy Coal	Mining of thermal (energy) coal

The work of our nine CSGs is supported by our Minerals Exploration and Marketing teams and Group-wide functions.

A detailed discussion on our CSGs is located in section 2.2 of this Report. A detailed discussion of Marketing and Minerals Exploration is located in sections 2.4 and 2.5 respectively of this Report.

3.2 Our strategy

Our objective as a corporation is to create long-term value for shareholders through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

To achieve this, we aim to own and operate a portfolio of upstream, large, long-life, low-cost, expandable, export-oriented assets across a diversified geographic and commodity base, and pursue growth opportunities consistent with our core skills by:

•	discovering resources through our exploration activities;

•	developing and converting them in our CSGs;

•	developing customer and market-focused solutions through our Marketing arm;

•	adding shareholder value beyond the capacity of these groups through the activities of the Group Functions.

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

Our objective and commitments are pursued through our six strategic drivers:

•

People – the foundation of our business is our people. We require people to find resources, develop those resources, operate the businesses that produce our products, and then deliver those products to our customers. Talented and motivated people are our most precious resource.

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

•	Financial strength and discipline – we have a solid ‘A’ credit rating, which balances financial flexibility with the cost of finance. Our capital management program has three priorities:

•	To return excess capital to shareholders.

•	To reinvest in our extensive pipeline of world-class projects that carry attractive rates of return regardless of the economic climate.

•	To ensure a solid balance sheet.

•

Project pipeline – we are focused on delivering an enhanced resource endowment to underpin future generations of growth. We have an abundance of tier one resources in stable countries that provide us with a unique set of options to deliver brownfield growth.

•

Growth options – we use exploration, technology and our global footprint to look beyond our current pipeline to secure a foundation of growth for future generations. We pursue growth options in several ways - covering the range from extending existing operations to new projects in emerging regions, through exploration, technology and, on occasion, merger and acquisition activity.

3.3 Key measures

Our management and Board monitor a range of financial and operational performance indicators, reported on a monthly basis, to measure performance over time.

Overall financial success

We use several financial measures to monitor the financial success of our overall strategy.

	2010	2009	2008
Profit attributable to members	12,722	5,877	15,390
Profit from operations	20,031	12,160	24,145
Underlying EBIT (1)	19,719	18,214	24,282
Net operating cash flow (US$M)	17,920	18,863	17,817
Gearing (2)	6.3%	12.1%	17.8%
Basic earnings per share (US cents)	228.6	105.6	275.3

(1)	Underlying EBIT is profit from operations, excluding the effect of exceptional items. See section 3.6.1 for more information about this measure, including a reconciliation to profit from operations.
(2)	See section 10 for glossary definitions.

The two key measures are profit attributable to members of the BHP Billiton Group and Underlying EBIT. Underlying EBIT is the internally defined key financial measure used by management for monitoring the performance of our operations. We explain the calculations and why we use this measure in section 3.6.1.

The following are other measures that assist us to monitor our overall performance.

People and licence to operate

These foundational strategic drivers bring together health, safety, environment and community (HSEC) related measures. These measures are a subset of the HSEC Targets Scorecard, which can be found in each corresponding section of our Sustainability Report at www.bhpbilliton.com.

We monitor a comprehensive set of health, safety, environment and community contribution indicators. Two key measures are the Total Recordable Injury Frequency (TRIF) and community investment.

	2010	2009	2008
People and licence to operate – health, safety, environment and community
Total Recordable Injury Frequency (TRIF) (1)	5.3	5.6	5.9
Community investment (US$M) (1)	200.5	197.8	141.0

(1)	See section 10 for glossary definitions.

Safety

Despite strong performance improvement across the organisation, sadly we experienced the loss of five colleagues at our operations during the year.

We made an incremental improvement in Total Recordable Injury Frequency (which comprises fatalities, lost-time cases, restricted work cases and medical treatment cases per million hours worked) from 5.6 to 5.3 per million hours worked. This is over halfway towards our target of a 50 per cent reduction on 2007 TRIF performance of 7.4 by 2012.

Health

We are progressing well with our health performance objectives. We had 164 new cases of occupational disease reported in FY2010, 52 fewer new cases compared with the FY2007 base year. The overall reduction in occupational disease since FY2007 is 27 per cent, which is on track to meet our target of a 30 per cent reduction in incidences in occupational disease among our employees by June 2012.

It is mandatory for our employees who may be potentially exposed to airborne substances or noise in excess of our occupational exposure limits (OELs) to wear personal protective equipment. Compared with the FY2007 base year there was a 3.9 per cent reduction in the proportion of employees potentially exposed in excess of OELs in FY2010, which is behind schedule to meet our target of a 15 per cent reduction in potential employee exposures over our occupational exposure limits.

Environment

In FY2010, we reduced absolute greenhouse gas emissions by more than three million tonnes compared with FY2009.

We have five-year targets of a six per cent reduction in our greenhouse gas emissions intensity index and a 13 per cent reduction in our carbon-based energy intensity index, both by 30 June 2012. Our greenhouse intensity index is currently tracking at seven per cent below our FY2006 base year. Our carbon-based energy intensity index is currently tracking at six per cent below our FY2006 base year.

3. Operating and financial review and prospects continued

We have a five-year target of a 10 per cent improvement in our land rehabilitation index by 2012. This index is based on a ratio of land rehabilitated compared with our land footprint. In FY2010, the index improved by one per cent due to the development of new green and brownfield projects and the divestment of a number of operations, including Optimum Colliery in 2008, which had large areas of land under rehabilitation.

We have a five-year target of a 10 per cent improvement in the ratio of water recycled to high-quality water consumed by 30 June 2012. This water use index has improved seven per cent on our FY2007 base year.

We define a significant environmental incident as one with a severity rating of four or above based on our internal severity rating scale (tiered from one to five by increasing severity). One significant incident occurred during FY2010 at our Pinto Valley Operations (US) involving a tailings release. The majority of the eroded tailings and cover material were recovered. Metal concentrations in surface water and sediments appear to be well below levels that could present a hazard.

Community

We continue to invest one per cent of our pre-tax profits in community programs, based on the average of the previous three years’ pre-tax profit publicly reported in each of those years. During FY2010, our voluntary investment totalled US$200.5 million comprising cash, in-kind support and administrative costs and includes a US$80 million contribution to BHP Billiton Sustainable Communities.

Despite the global financial crisis, our direct expenditure on community programs during the year was similar to our expenditure in FY2009.

World-class assets

Actual production volumes for our most significant commodities for this year and the previous two years are shown below. Further details appear in section 2.3 of this Report.

	30 June 2010	30 June 2009	30 June 2008
World-class assets
Production
Total Petroleum Production (millions of barrels of oil equivalent)	158.56	137.97	130.07
Alumina (‘000 tonnes)	3,841	4,396	4,554
Aluminium (‘000 tonnes)	1,241	1,233	1,298
Copper (‘000 tonnes)	1,075.2	1,207.1	1,375.5
Nickel (‘000 tonnes)	176.2	173.1	167.9
Iron ore (‘000 tonnes)	124,962	114,415	112,260
Metallurgical coal (‘000 tonnes)	37,381	36,416	35,193
Manganese alloys (‘000 tonnes)	583	513	775
Manganese ores (‘000 tonnes)	6,124	4,475	6,575
Energy coal (‘000 tonnes)	66,131	66,401	80,868

Financial strength and discipline

Financial strength is measured by attributable profit and Underlying EBIT as overall measures, along with liquidity and capital management. Our solid ‘A’ credit rating and gearing and net debt are discussed in section 3.7.3 of this Report. The final dividend declared for FY2010 maintains our progressive dividend policy.

3. Operating and financial review and prospects continued

Project pipeline and growth options

Our project pipeline focuses on high-margin commodities that are expected to create significant future value. The details of our project pipeline are located in section 3.7.2 of this Report, with a summary presented below.

	30 June 2010	30 June 2009	30 June 2008
Project pipeline and growth options (major projects)
Number of projects approved during the year	2	4	7
Number of projects currently under development (approved in prior years)	8	8	6
Number of completed projects	5	7	10
Budgeted capital expenditure for projects (approved in the year) (US$M)	695	5,850	5,175
Budgeted capital expenditure for projects under development (approved in prior years) (US$M)	10,075	8,115	6,265
Capital expenditure of completed projects (US$M)	4,738	4,061	7,549

3.4 External factors and trends affecting our results

The following section describes some of the external factors and trends that have had a material impact on our financial condition and results of operations. We operate our business in a dynamic and changing environment, and with information that is rarely complete and exact. We primarily manage the risks discussed in this section under our portfolio management approach, which relies on the effects of diversification, rather than individual price risk management programs. Details of our financial risk management strategies and financial instruments outstanding at 30 June 2010 may be found in note 28 ‘Financial risk management’ in the financial statements.

Management monitors particular trends arising in the external factors with a view to managing the potential impact on our future financial condition and results of operations. The following external factors could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

3.4.1 Commodity prices

Prices for most commodities in our portfolio increased substantially during FY2010, ranging from 41 to 149 per cent for steel making commodities, eight to 60 per cent for energy commodities and 19 to 28 per cent for metal commodities. Price recovery began slowly, as markets warmed to the theme of a broad global economic recovery following the global economic downturn, which impacted FY2009. Developed market demand growth was significantly slower than the more robust demand recovery seen in emerging markets, specifically China and India.

Our commodities continued to trade in a volatile, but upward trending range, with peaks in prices for most commodities in April 2010. In late April, the rating agencies downgraded credit ratings for several European countries on concerns over their ability to repay sovereign debt. This marked the peak in commodity prices, and triggered a turn in market sentiment as investors pursued more risk-averse assets on fears of debt contagion. In April, the Chinese Government also introduced tighter credit and liquidity measures in an attempt to slow down the high levels of growth in some commodity intensive sectors, including residential property. These macroeconomic factors resulted in a re-tracement of prices over the remainder of FY2010.

3. Operating and financial review and prospects continued

The following table shows prices of our most significant commodities for the years ended 30 June 2010, 2009 and 2008. These prices represent the average quoted price except where otherwise indicated.

Commodity	2010	2009	2008
Crude oil (WTI) (US$/bbl)	75.14	70.29	96.93
Aluminium (LME cash) (1) (US$/t)	2,018	1,862	2,668
Alumina (2) (US$/t)	314	255	391
Copper (LME) (1) (cash) (US$/lb)	3.04	2.23	3.53
Nickel (LME) (1) (US$/lb)	8.81	6.03	12.90
Iron ore (3)(4) (US$/dmt)	118.61	89.83	141.76
Energy coal (API4) (US$/t)	75.93	95.16	94.60
Metallurgical coal (5) (US$/t)	146.75	257.25	148.50
Manganese alloys (6) (US$/t)	1,328	1,854	2,208
Manganese ores (7) (US$/dmtu)	6.46	9.43	11.20
Gas (US$/MMBtu) (8)	4.21	5.96	8.24

(1)	Refer to section 10, ‘Glossary’ for definitions.
(2)	CRU spot Australia.
(3)	2010 Platts 62 per cent Fe CIF China.
(4)	2008 and 2009: SBB 63.5 per cent Fe CIF China.
(5)	Tex Reports Hard coking coal FOB Australia.
(6)	Bulk FerroAlloy HCFeMn US ex-warehouse.
(7)	CRU China spot import (M+1) 45per cent contained.
(8)	Platts Gas daily based on Henry Hub.

The following summarises the trends of our most significant commodities for FY2010.

Crude oil: Prices improved over FY2010 with the New York Mercantile Exchange West Texas Intermediate (NYMEX WTI) crude oil price increasing from US$69.82/bbl at the start of FY2010, to US$75.59/bbl at year-end. The annual average NYMEX WTI price in FY2010 was US$75.14/bbl, compared with the FY2009 average of US$70.29/bbl. Oil prices fluctuated from lows of US$59.62/bbl in mid-July 2009 to highs of US$86.54/bbl in early April 2010. The correction post April 2010 was driven by market concerns over European sovereign debt issues and mixed sentiment about the longevity of the sustainable global economic recovery. Despite the market price volatility, the average oil price was US$6.24/bbl higher in the second half of FY2010 compared with the first half of FY2010.

Aluminium: LME prices increased from US$1,616/t at the start of FY2010 to US$1,924/t at year-end. The average spot cash aluminium price in FY2010 was US$2,018/t, eight per cent above the average for FY2009. The spot LME low in FY2010 was US$1,532/t in July 2009, and the high was US$2,448/t in mid-April 2010, which was reached on the back of stronger market demand. These higher prices encouraged production re-starts, with the International Aluminium Institute (IAI) reporting a global aluminium production increase of seven per cent year-on-year, mostly led by Chinese producers. Aluminium prices declined over May and June 2010 as global economic concerns resurfaced. Regional physical premiums maintained high levels, principally due to ongoing tightness in spot physical markets with more than 70 per cent of total exchange stocks tied up in financing deals. During January 2010, LME stocks peaked at 4.6 million tonnes before dropping back to 4.4 million tonnes at the end of FY2010.

Alumina: At the start of FY2010, spot prices were trading between US$245 and US$255/t FOB Australia and had increased to around US$320/t at the end of FY2010. The average FY2010 alumina price was US$314/t, 23 per cent above the average FY2009 price. Strong Chinese alumina imports were driven by the reactivation of idled and newly commissioned Chinese smelting capacity, ensuring prices increased steadily throughout the year. Global alumina production increased three per cent year-on-year. April was the high point for spot prices, with prompt material changing hands for US$350/t FOB. At the year-end, the increased domestic volumes in China reduced the need for additional imports from Australia, putting some downward pressure on prices.

3. Operating and financial review and prospects continued

Copper: LME prices increased 28 per cent from US$2.32/lb at the start of FY2010, to US$2.96/lb at year-end. The FY2010 average LME copper price was US$3.04/lb, 36 per cent above the FY2009 average price. The trading range through the year was volatile with a low of US$2.18/lb in July 2009 and rising to a monthly peak of US$3.51/lb in April 2010. Prices in the first half of FY2010 were driven by positive sentiment from stronger Chinese demand and restricted supply-side delivery, underpinning strong fundamentals for copper cathode. Demand improved slowly ex-China through to April 2010, with longer order lead times and generally stronger premiums. June average copper prices were US$2.95/lb, reflecting a level of solid support given increasing physical demand from Asian economies and material supply tightness. The spot copper concentrate market remained tight during FY2010 driven by lower than expected output from existing and recently commissioned mines, and strong Chinese import demand.

Nickel: Prices increased 21 per cent in FY2010, finishing the year at US$8.81/lb. The daily price low was US$6.51/lb in July 2009, and the peak was US$12.52/lb in mid-April 2010. The average nickel price in FY2010 was US$8.81/lb, 46 per cent above the average FY2009 price. FY2010 started off positively for nickel on the back of improved underlying demand and worldwide stainless steel re-stocking. Chinese nickel imports were particularly strong in the first quarter of FY2010. In the second quarter of FY2010, most major mills reduced production, signalling the conclusion of the re-stocking phase. In the second half of FY2010, the stainless steel and nickel markets rallied on strong end-user demand, renewed re-stock requirements and tight scrap availability. The mill utilisation rate in western countries increased to high levels whilst Chinese stainless capacity and production continued to expand. On the supply side, strong nickel pig iron production was partly offset by the continuation of the Vale Sudbury strike action, together with a number of other unplanned production disruptions. LME stocks increased to a historic high of 166 kilotonnes in February 2010 before declining to 124 kilotonnes by the end of FY2010.

Iron ore: The Platts Iron Ore Index increased from US$79/dmt at the start of FY2010, to US$134/dmt at the year-end. The average spot price, based on the Platts Index in FY2010 was US$118.6/dmt, 32 per cent above the average price for FY2009. Global iron ore demand reached record levels by February 2010, driven primarily by the overall steel and iron ore re-stocking cycles in developed economies, and continuing strong growth in China. During the same period, traditional supply sources struggled to ramp-up production to meet demand, with marginal high cost supply from India and China, required to balance the market. Platts Index prices peaked at US$186/dmt in mid-April 2010, reflecting this strong demand and supply-side constraints. Prices then fell back to US$134/dmt at 30 June 2010. Annual benchmark pricing of iron ore ceased from April 2010, with the majority of global sales from major producers moving to quarterly, or shorter-term, pricing.

Energy coal: Amsterdam Rotterdam Antwerp quoted prices for delivery in Europe (API2) increased from lows of US$63.48/t at the start of FY2010 due to the low coal burn and high port stockpiles in Europe, rising to US$94.47/t at the year-end. This price appreciation was driven by a steady recovery in global industrial production as developed economy demand slowly improved, plus strong Asian demand. Richards Bay coal terminal FOB (API4) prices increased 60 per cent during FY2010, supported by strong demand from India and China. Newcastle FOB (API3) prices gained 42 per cent during FY2010, with a peak of US$109/t in April 2010, driven by weather-induced supply restrictions. Whilst prices did soften from peaks in April 2010, they remained at relatively strong levels through to 30 June 2010 on the back of high metallurgical coal prices, incentivising producers to switch high-grade energy coal into metallurgical coal markets.

Metallurgical coal: The market moved from annual benchmark to quarterly reference pricing from 1 April 2010. The premium for Hard Coking Coal (HCC), increased to US$200/t for the quarter ending in June 2010 compared with a Japanese financial year ending 31 March 2010 benchmark of US$129/t. Several new independent coking coal indexes were first published in March 2010, reflecting the transition of this industry to shorter-term pricing mechanisms. The higher prices were driven by growth in global steel production in traditional coking coal importing countries during the first half of FY2010, as well as continued strong import demand from China, which has traditionally been self-sufficient. Spot prices remained ahead of quarterly reference pricing throughout the fourth quarter of FY2010 as coal producers were unable to meet stronger demand requirements, incentivising US marginal cost producers to swing more tonnage to Asia.

Manganese alloy and ore: Manganese alloy prices correlated well with the global economic recovery over the course of the year, increasing by 41 per cent for silico-manganese (SiMn) alloy in Europe and 84 per cent for SiMn alloy in the US over FY2009 prices. July 2009 coincided with a renewed level of confidence in the recovery and an end to de-stocking. Prices increased through November 2009 when demand diminished as consumers looked to minimise their year-end inventories. January 2010 saw increased demand as re-stocking resumed and prices generally increased and peaked in May 2010. FY2010 ended with a slight downturn in prices as buyer confidence waned in advance of the seasonally weaker northern summer. Manganese ore markets registered strong performance in FY2010 driven by growing steel and alloy production. Prices for manganese ore delivered to China recorded a marked increase from US$3.50/dmtu at the start of FY2010 to US$8.70/dmtu at the year-end.

3. Operating and financial review and prospects continued

Gas: US gas markets recovered during FY2010 with Henry Hub prices rising from monthly average lows of US$2.90/MMBtu in September 2009 to peak at US$5.83/MMBtu in January 2010. The FY2010 starting price was US$3.885/MMBtu and the closing price on 30 June 2010 was US$4.680/MMBtu. Despite this positive price trajectory over the year, the average FY2010 Henry Hub price was still 29 per cent below the average price in FY2009 due to the high gas prices observed before the global economic slowdown. National Balancing Point for UK Natural Gas (NBP) prices recovered from a six-month low of US$3.18/MMBtu in September 2009 to rise to a peak of US$6.30/MMBtu in June 2010, supported by higher gas demand from the industrial sector coupled with unplanned supply outages. NBP prices increased 58 per cent year-on-year. Asian LNG demand rose over the second half of FY2010, mainly due to colder than normal temperatures and faster than expected economic recovery in Korea and Taiwan.

The following table indicates the estimated impact on FY2010 profit after taxation of changes in the prices of our most significant commodities. With the exception of price-linked costs, the sensitivities below assume that all other variables, such as exchange rate, costs, volumes and taxation, remain constant. There is an inter-relationship between changes in commodity prices and changes in currencies that is not reflected in the sensitivities below. Volumes are based on FY2010 actual results and sales prices of our commodities under a mix of short-, medium- and long-term contracts. Movements in commodity prices can cause movements in exchange rates and vice versa. These sensitivities should therefore be used with care.

Estimated impact on FY2010 profit after taxation of changes of:	US$M
US$1/bbl on oil price	46
US¢1/lb on aluminium price	22
US¢1/lb on copper price	16
US¢1/lb on nickel price	1
US$1/t on iron ore price	77
US$1/t on energy coal price	21
US$1/t on metallurgical coal price	25
US$1/t on manganese alloy price	0.4
US$1/dmtu on manganese ore price	137

The impact of the commodity price movements in FY2010 is discussed in section 3.6 ‘Operating results’.

3.4.2 Freight markets

There was a two-paced freight market in FY2010. The Capesize market showed substantially more volatility than the more stable markets of the smaller vessels. Capesize charter prices fell 70 per cent during the year, whilst the Panamax market was neutral. Year-on-year the Supramax market reported a gain. For the Capesize market, the year started with rates of US$80,000/day and peaked at US$88,560/day in November 2009 on record congestion and increased iron ore volumes to China. However, Capesize freight rates then proceeded to decline again from January 2010. Iron ore volumes ex-Brazil to China fell substantially in the second half of FY2010 when compared with the first half of FY2010, and the impact of accelerating new building deliveries took their toll – pushing the market into over supply and Capesize rates to a low of US$24,000/day at 30 June 2010. Capesize rates fell to such an extent that for a time the daily hire for a Capesize vessel cost less than a Supramax (one third the size). In comparison, both the Panamax and Supramax markets have been firm throughout FY2010. These markets have been supported by fewer new building deliveries combined with a record grain season in both the US and South America, in addition to energy coal, metallurgical coal and iron ore cargoes from India, which all use smaller vessels.

The bulk freight market is typically categorised by the size of the vessel. Capesize vessels have a deadweight capacity of between 150kdwt and 200kdwt compared with Panamax and Supramax vessels which are 60 to 100kdwt and 50 to 60kdwt respectively.

3.4.3 Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases as we believe that active currency hedging does not provide long-term benefits to our shareholders. Because a majority of our sales are denominated in US dollars, and the US dollar plays a dominant role in our business, we borrow and hold surplus cash predominantly in US dollars to provide a natural hedge. Operating costs and costs of local equipment are influenced by fluctuations in the Australian dollar, South African rand, Chilean peso and Brazilian real. Foreign exchange gains and losses reflected in operating costs owing to fluctuations in the abovementioned currencies relative to the US dollar may potentially offset one another. The Australian dollar, Brazilian real and South African rand strengthened against the US dollar during FY2010, while the Chilean peso weakened.

3. Operating and financial review and prospects continued

We are also exposed to exchange rate translation risk in relation to net monetary liabilities, being our foreign currency denominated monetary assets and liabilities, including debt and other long-term liabilities (other than closure and rehabilitation provisions at operating sites where foreign currency gains and losses are capitalised in property, plant and equipment).

Details of our exposure to foreign currency fluctuations are contained within note 28 ‘Financial risk management’ to the financial statements.

3.4.4 Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US dollar floating interest rate basis. Deviation from our policy requires the prior approval of our Financial Risk Management Committee, and is managed within our Cash Flow at Risk (CFaR) limit, which is described in note 28 ‘Financial risk management’ in the financial statements. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure. As at 30 June 2010, we had US$2.6 billion of fixed interest borrowings that had not been swapped to floating rates, arising principally from debt raised during FY2009 that has not been swapped to floating rates and legacy positions that were in existence prior to the merger that created the DLC structure. Our strategy has not changed and the remainder of the fixed interest rate debt raised during FY2009 has been swapped to floating rates since 30 June 2010.

3.4.5 Changes in product demand

We remain cautious on the short-term outlook for the global economy. After a period of rapid recovery in the developing world, economies such as Brazil and India have returned to full output and the focus has now shifted away from supporting growth, towards controlling inflation. In China, the government has implemented meaningful measures aimed at controlling rapid economic expansion and asset inflation. Fiscal policy has been adjusted with renewed focus on the economy’s inevitable transition away from a dependence on investment, towards more balanced, consumption led growth. With this recent policy tightening, property sales volumes and prices have started to decline in tier one cities over the last quarter. While we see these measures as the normal continuation of China’s economic management, we do expect Chinese Gross Domestic Product (GDP) growth to slow towards the more sustainable level of circa eight per cent in the first half of FY2011.

Uncertainty continues to surround the developed world as governments adjust fiscal policies following a period of significant stimulus and subsequent increase in sovereign debt levels. Significant public spending cuts and higher taxes have been announced in Europe; however, they are yet to be fully implemented, implying the inevitable negative impact on growth from fiscal consolidation remains ahead. Industrial output, a core measure of economic activity, remains well below previous peaks despite the positive impact attributable to re-stocking that now appears largely complete. In the absence of any additional inventory adjustment, improvement in end demand is essential to drive overall economic growth. Some positive signs have emerged, with strong private investment in equipment and software seen in some parts of the US economy, although ongoing de-leveraging and weak confidence are hampering efforts to revive demand.

Despite our short-term caution, we remain positive on the longer-term prospects for the global economy, driven by the continuing urbanisation and industrialisation of emerging economies. This path, however, will not be without volatility, reflecting normal business cycles.

3.4.6 Operating costs and capital expenditure

During FY2010, raw materials and logistics costs reduced significantly, with the lagged impact of falling inputs providing non-structural reductions to the cost base. However, a number of non-recurring costs have had an opposing impact in the period. Our relentless focus on our cost base continues to be a high priority, with a drive to achieve further cost efficiencies in controllable cash costs.

Our commitment to long-term growth and shareholder value remains unchanged, and we continued to invest strongly in capital expenditure and growth projects. Details of our growth projects can be found in section 3.7.2.

3. Operating and financial review and prospects continued

3.4.7 Exploration and development of resources

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

3.4.8 Health, safety, environment and community

As the world’s largest diversified natural resources company, our operations touch every corner of the globe. We embrace our responsibility to work towards making a contribution to the long-term sustainability of the communities in which we operate. We remain committed to ensuring the safety of our people and respecting the environment and communities where we work.

We are subject to extensive regulation surrounding the health and safety of our people and the environment. We make every effort to comply with the regulations and, where less stringent than our standards, exceed applicable legal and other requirements. However, regulatory standards and community expectations are constantly evolving, and as a result, we may be exposed to increased litigation, compliance costs and unforeseen environmental rehabilitation expenses, despite our best efforts to work with governments, community groups and scientists to keep pace with regulations, law and public expectations.

3.4.9 Insurance

During FY2010, we maintained an insurance program with policies encompassing property damage, business interruption, public and certain other liabilities and directors and officers’ exposures. The program includes a combination of self-insurance via subsidiary captive insurance companies, industry mutuals and external market re-insurance. Mandates are established as to risk retention levels, policy cover and, where applicable, re-insurance counter parties. As part of our portfolio risk management policy, we regularly conduct an assessment of maximum foreseeable loss potential, cash flow at risk, loss experience, claims received and insurance premiums paid and will make adjustments to the balance of self-insurance and reinsurance as required.

The Group continues to be largely self-insured for losses arising from property damage and business interruption, sabotage and terrorism, marine cargo and construction. For these risks we internally insure our operations (for wholly owned assets and for our share of joint venture assets) via our captive insurance companies. Any losses incurred will consequently impact the financial statements as they arise.

3.5 Application of critical accounting policies

The preparation of our consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and costs during the periods presented therein. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, revenue and costs. Management bases its estimates and judgements on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

We have identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods:

•	reserve estimates;

•	exploration and evaluation expenditure;

•	development expenditure;

•	property, plant and equipment – recoverable amount;

•	defined benefit pension schemes;

3. Operating and financial review and prospects continued

•	provision for closure and rehabilitation;

•	taxation.

In accordance with IFRS, we are required to include information regarding the nature of the estimates and judgements and potential impacts on our financial results or financial position in the financial statements. This information can be found in note 1 ‘Accounting policies’ in the financial statements.

3.6 Operating results

3.6.1 Consolidated results

Year ended 30 June 2010 compared with year ended 30 June 2009

We delivered another strong set of results in FY2010 despite significant volatility in the macroeconomic environment with growth in Underlying EBIT of eight per cent. Record sales volumes were achieved in three of our major commodities as our focus on efficiency and productivity at all points in the cycle ensured we were well positioned to capitalise on the recovery in demand and prices. Local currency costs were well controlled across the Group; however, the weaker US dollar had a negative exchange rate impact of US$2,150 million.

The combination of these factors underpinned strong margins and returns. For the sixth consecutive year, we recorded an Underlying EBIT margin of around 40 per cent, while Underlying return on capital was 26 per cent. Excluding capital investment associated with projects not yet in production, Underlying return on capital was 30 per cent.

Operating cash flow for the year remained strong at US$17,920 million and resulted in net debt declining further to US$3,308 million, with net gearing falling to six per cent. These results continue to demonstrate the strength of our uniquely diversified business model and world-class, low-cost asset portfolio.

We invested heavily in our business and successfully delivered another five growth projects including those in petroleum and iron ore. We approved two major growth projects (with a combined budget of US$695 million) and made pre-commitments totalling US$2,237 million (our share) to accelerate early works for another four. To underline the depth of our project pipeline, we have 20 projects in various stages of execution and definition with an estimated budget in excess of US$25 billion.

In the Pilbara (Australia), we continued to progress the proposed iron ore production joint venture with Rio Tinto, with a key focus on gaining regulatory approval. We also bolstered our upstream resource base with the acquisition of Athabasca Potash Inc. (Canada) and United Minerals Corporation NL (Australia, Iron Ore). On 20 August 2010, we launched an all-cash offer to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. (PotashCorp) at a price of US$130 in cash per PotashCorp common share.

Our profit attributable to members of BHP Billiton of US$12.7 billion represents an increase of 116.5 per cent from the corresponding period. Attributable profit excluding exceptional items of US$12.5 billion represents an increase of 16.3 per cent from the corresponding period.

Revenue was US$52.8 billion, an increase of 5.2 per cent from US$50.2 billion in the corresponding period.

On 25 August 2010, the Board declared a final dividend of 45 US cents per share, thus bringing the total dividends declared for FY2010 to 87 US cents per share, an increase of 6.1 per cent over the corresponding period. Capital management initiatives are discussed in section 3.7.6 of this Report.

Year ended 30 June 2009 compared with year ended 30 June 2008

Our profit attributable to members of BHP Billiton of US$5.9 billion represented a decrease of 61.8 per cent from FY2008. Attributable profit excluding exceptional items of US$10.7 billion represented a decrease of 30.2 per cent from FY2008.

Revenue was US$50.2 billion, a decrease of 15.6 per cent from US$59.5 billion in FY2008.

3. Operating and financial review and prospects continued

On 12 August 2009, the Board declared a final dividend of 41 US cents per share, thus bringing the total dividends declared for FY2009 to 82 US cents per share. Capital management initiatives are discussed in section 3.7.6 of this Report.

Underlying EBIT

In discussing the operating results of our business, we focus on a financial measure we refer to as ‘Underlying EBIT’. Underlying EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets, and substantial components of our tax and interest charges are levied at a Group, rather than an operational, level. Underlying EBIT is calculated as earnings before interest and taxation (EBIT), which is referred to as ‘profit from operations’ in the income statement, excluding the effects of exceptional items.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period and provide clarity into the underlying performance of our operations. Our management monitors exceptional items separately.

The following table reconciles Underlying EBIT to profit from operations for the years ended 30 June 2010, 2009 and 2008. Further details of exceptional items for each year can be found in section 3.6.2.

Year ended 30 June	2010 US$M	2009 US$M	2008 US$M
Underlying EBIT	19,719	18,214	24,282
Exceptional items (before taxation)	312	(6,054)	(137)

Profit from operations (EBIT)	20,031	12,160	24,145

The following tables and commentary describe the approximate impact of the principal factors that affected Underlying EBIT for FY2010 and FY2009.

Year ended 30 June	2010 US$M		2009 US$M
Underlying EBIT as reported in the prior year		18,214		24,282
Change in volumes:
Increase in volumes	2,142		158
Decrease in volumes	(206)		(2,523)

		1,936		(2,365)
Net price impact:
Change in sales prices	778		(3,994)
Price-linked costs	241		12

		1,019		(3,982)
Change in costs:
Costs (rate and usage)	(2)		(2,528)
Exchange rates	(2,150)		2,456
Inflation on costs	(400)		(601)

		(2,552)		(673)
Asset sales		82		(81)
Ceased and sold operations		526		15
New and acquired operations		966		(158)
Exploration and business development		239		(104)
Other		(711)		1,280

Underlying EBIT		19,719		18,214

3. Operating and financial review and prospects continued

Year ended 30 June 2010 compared with year ended 30 June 2009

Underlying EBIT for FY2010 was US$19.7 billion, compared with US$18.2 billion in the corresponding period, an increase of 8.3 per cent.

Volumes

Strong performance from steelmaking raw materials was the major contributor to the volume related increase in Underlying EBIT of US$1,936 million. In that context, our strategy to maximise production from our low cost assets at all points in the cycle ideally positioned our Metallurgical Coal and Manganese businesses to capitalise on the improvement in market demand. In Western Australia’s Pilbara region, ongoing commitment to growth delivered the tenth consecutive record in iron ore sales while a recovery in pellet demand enabled Samarco (Brazil) to return to full capacity.

Solid operating performance was recorded across the remaining Customer Sector Groups (CSGs). In Base Metals, Escondida (Chile) and Cannington (Australia) both benefited from higher throughput and grade whilst Olympic Dam (Australia) and Spence (Chile) were impacted by unplanned interruptions.

Escondida production is expected to decline by five to 10 per cent in FY2011, mainly due to lower grade.

Prices

Prices (including the impact of linked costs) increased Underlying EBIT by US$1,019 million with iron ore and the base and precious metals complex contributing US$5,265 million of the benefit. Lower prices for coal (both forms) and manganese were the offsetting factors and reduced Underlying EBIT by US$4,401 million.

Price-linked costs were US$241 million lower than the corresponding period.

During the second half of the financial year, the old benchmark pricing system for iron ore and metallurgical coal was substantially replaced by shorter-term market based pricing. The transformation ensures the majority of BHP Billiton’s bulk commodities (iron ore, manganese, metallurgical coal and energy coal) are now linked to market based prices.

Additional detail on the effect of price changes appears in section 3.4.1.

Costs

Excluding the significant impact of a weaker US dollar and an increase in non-cash items (US$219 million), costs were well controlled across the Group, adding US$217 million to Underlying EBIT in the period.

Raw materials, including fuel and energy, generated the greatest benefit and increased Underlying EBIT by US$576 million although the majority of the benefit was non-structural in nature.

In contrast, higher labour and contractor rates continued to negatively impact the cost base, particularly in South America and Australia. At Spence, Escondida and Cerro Colorado (Chile) one-off wage negotiations, bonuses and contractor payments reduced Underlying EBIT by US$145 million. Similarly, Western Australia’s higher labour costs associated with the tight labour market reduced Western Australia Iron Ore Underlying EBIT by US$45 million.

Non-cash and other items reduced Underlying EBIT by a combined US$537 million. The major negative factors were higher depreciation in Western Australia Iron Ore and a provision for a payment to the Western Australian Government that is expected to follow the recently announced amendments to the State Agreements.

Exchange rates

A weaker US dollar against all producer currencies reduced Underlying EBIT by US$2,150 million. The Australian operations were the most impacted with the strong Australian dollar decreasing Underlying EBIT by US$1,779 million.

3. Operating and financial review and prospects continued

Average and closing exchange rates for FY2010 and FY2009 are detailed in note 1 to the financial statements.

Inflation on costs

Inflationary pressure on input costs across all businesses had an unfavourable impact on Underlying EBIT of US$400 million. The effect was most evident in Australia and South Africa.

Asset sales

The profit on the sale of assets increased Underlying EBIT by US$82 million. This was mainly due to the profit that followed dissolution of the Douglas Tavistock Joint Venture arrangement (South Africa).

Ceased and sold operations

Lower operational losses for Yabulu and Ravensthorpe (both Australia) and the Suriname alumina refinery, which were sold during FY2010, resulted in a favourable impact on Underlying EBIT of US$526 million.

New and acquired operations

New greenfield assets are reported in new and acquired operations variance until there is a full year comparison. BHP Billiton operated oil and gas facilities, Shenzi (US) and Pyrenees (Australia), contributed an additional US$966 million to Underlying EBIT in the period.

Exploration and business development

Exploration expense was broadly flat for the year at US$1,030 million. Within minerals (US$467 million expense) the focus centred upon copper in Chile and Zambia, nickel in Australia, manganese in Gabon, and diamonds in Canada. Exploration for iron ore, coal, bauxite, potash and manganese was also undertaken in a number of regions including Australia, Canada, South America, Russia and Africa.

The Petroleum CSG’s exploration expense increased to US$563 million as the business commenced a multi-year drilling campaign.

Expenditure on business development was US$195 million lower than the corresponding period. This was mainly due to reduced activity in the Base Metals and Stainless Steel Materials CSGs.

Other

Other items decreased Underlying EBIT by US$711 million, predominantly due to the influence of third party product sales and the fair value adjustment of derivative contracts.

Year ended 30 June 2009 compared with year ended 30 June 2008

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

3. Operating and financial review and prospects continued

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

Costs

Costs increased by US$2,528 million compared with FY2008. This included the impact of higher non-cash costs of US$153 million. Approximately US$601 million of the increase was due to higher costs for fuel and energy, and raw materials such as coke, sulphuric acid, pitch and explosives. In addition, labour and contractor costs have increased by US$578 million. Costs associated with the FY2008 severe weather interruptions in Queensland and the furnace rebuild at the Kalgoorlie Nickel Smelter (Australia) had an adverse impact of US$561 million.

The bulk of the cost increases took place in the first half of the financial year. Discretionary costs previously incurred to maximise production to realise high prices in the first half of the financial year were successfully reduced. We also successfully negotiated lower contract prices for some of our key supply contracts.

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

Asset sales

The sale of assets reduced Underlying EBIT by US$81 million. This was mainly due to the sale of the Elouera mine (Illawarra Coal, Australia) and other Queensland Coal mining leases in FY2008. However, this was in part offset by the profit on sale of petroleum leases located offshore of Western Australia.

Ceased and sold operations

The favourable impact of US$15 million was mainly due to higher insurance recoveries for closed operations.

New and acquired operations

New and acquired operations represented the effect on Underlying EBIT of acquisitions and new greenfield operations during FY2009 between acquisition or commissioning and the end of the fiscal year at which a full year of comparative financial information is available. Atlantis (US) and Stybarrow (Australia) operations, which were commissioned in FY2008, contributed to a negative variance of US$258 million. This was due to lower realised prices, partially offset by higher sales volumes. The Shenzi and Neptune (both US) operations, which were commissioned during FY2009, generated US$100 million Underlying EBIT during FY2009.

3. Operating and financial review and prospects continued

Exploration and business development

Exploration expense for the year was US$1,074 million, an increase of US$168 million. The main expenditure for Petroleum was on targets in the Gulf of Mexico (US), Malaysia and Australia. We also progressed with minerals exploration activities in Western Australia Iron Ore and potash in Saskatchewan, Canada. During FY2009, we incurred US$94 million of exploration expense for potash.

Expenditure on business development was US$64 million lower than FY2008. This was mainly due to lower spending on the pre-feasibility study for the Olympic Dam expansion project and business development activities for diamonds projects. The draft Environmental Impact Statement (EIS) for the Olympic Dam expansion was submitted to the federal, South Australian and Northern Territory governments for review. Project activities were modified to that necessary to support the approvals process and the study of a number of mining and processing technology options.

Other

Other items increased Underlying EBIT by US$1,280 million, US$887 million of which was due to the contribution of third party product sales and the reversal of unrealised losses on derivative contracts.

Net finance costs

Year ended 30 June 2010 compared with year ended 30 June 2009

Net finance costs decreased to US$459 million from US$543 million in the corresponding period. This was primarily driven by higher levels of capitalised interest.

Year ended 30 June 2009 compared with year ended 30 June 2008

Net finance costs decreased to US$543 million, from US$662 million in FY2008. This was driven predominantly by lower interest rates and foreign exchange impacts, partly offset by lower capitalised interest.

Taxation expense

Year ended 30 June 2010 compared with year ended 30 June 2009

The taxation expense including royalty-related taxation and tax on exceptional items was US$6,563 million. This represented an effective rate of 34 per cent on profit before tax of US$19,572. Excluding the impacts of exceptional items, the taxation expense was US$6,504 million.

Exchange rate movements increased the taxation expense by US$106 million predominantly due to the revaluation of local currency tax liabilities and other monetary items, which amounted to US$502 million. This was offset by the increase in the US dollar value of future tax depreciation of US$396 million.

Royalty-related taxation represents an effective rate of two per cent for the current period. Excluding the impacts of royalty-related taxation, the impact of exchange rate movements included in taxation expense and tax on exceptional items, the underlying effective rate was 31 per cent.

Government imposed royalty arrangements which are calculated by reference to profits (revenue net of allowable deductions) after the adjustment for items comprising temporary differences, is reported as royalty-related taxation. Other royalty and excise arrangements that do not have these characteristics are recognised as operating costs (US$1,653 million).

Year ended 30 June 2009 compared with year ended 30 June 2008

The taxation expense including royalty-related taxation and tax on exceptional items was US$5,279 million. This represented an effective rate of 45.4 per cent on profit before tax of US$11,617 million. Excluding the impacts of exceptional items the taxation expense was US$6,488 million.

3. Operating and financial review and prospects continued

Exchange rate movements increased the taxation expense by US$444 million. The weaker Australian dollar against the US dollar has significantly reduced the Australian deferred tax assets for future tax depreciation since FY2008. This was partly offset by the devaluation of local currency tax liabilities due to the stronger US dollar. Royalty-related taxation represented an effective rate of 4.3 per cent for FY2009. Excluding the impacts of royalty-related taxation, the impact of exchange rate movements included in taxation expense and tax on exceptional items, the underlying effective rate was 31.4 per cent.

3.6.2 Exceptional items

Year ended 30 June 2010

On 22 February 2010, a settlement was reached in relation to the Pinal Creek (US) groundwater contamination, which resulted in other parties taking on full responsibility for groundwater rehabilitation and partly funding the Group for past and future rehabilitation costs incurred. As a result, a gain of US$186 million (US$53 million tax expense) has been recognised reflecting the release of rehabilitation provisions and cash received.

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe nickel operations (Australia). The sale was completed on 10 February 2010. As a result of the sale, impairment charges recognised as exceptional items in FY2009 have been partially reversed totalling US$611 million (US$183 million tax expense). In addition, certain obligations that remained with the Group were mitigated and related provisions released; together with minor net operating costs this resulted in a gain of US$42 million (US$13 million tax expense).

Continuing power supply constraints impacting the Group’s three Aluminium smelters in southern Africa, and temporary delays with the Guinea Alumina project, have given rise to charges for the impairment of property, plant and equipment and restructuring provisions. A total charge of US$298 million (US$12 million tax benefit) was recognised by the Group in the FY2010.

Renegotiation of long-term power supply arrangements in southern Africa have impacted the value of embedded derivatives contained within those arrangements. A total charge of US$229 million (US$50 million tax benefit) was recognised by the Group in FY2010.

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley (Zimbabwe), Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and has been successful on all counts in the Federal Court and the Full Federal Court. The ATO has not sought to appeal the Boodarie Iron bad debt disallowance to the High Court which resulted in a release of US$128 million from the Group’s income tax provisions. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project and has been granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project.

Refer to note 3 ‘Exceptional items’ in the financial statements for more information.

Year ended 30 June 2010	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Pinal Creek rehabilitation	186	(53)	133
Disposal of the Ravensthorpe nickel operation	653	(196)	457
Restructuring of operations and deferral of projects	(298)	12	(286)
Renegotiation of power supply agreements	(229)	50	(179)
Release of income tax provisions	—	128	128
	312	(59)	253

Year ended 30 June 2009

On 21 January 2009, we announced the suspension of operations at the Ravensthorpe nickel operations (Australia) and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, charges relating to impairment, increased provisions for contract cancellation, redundancy and other closure costs of US$3,615 million (US$1,076 million tax benefit) were recognised. This exceptional item did not include the loss from operations of Ravensthorpe nickel operations of US$173 million.

3. Operating and financial review and prospects continued

On 3 July 2009, we announced the sale of the Yabulu nickel operations. As a result, impairment charges of US$510 million (US$ nil tax benefit) were recognised in addition to those recognised on suspension of the Ravensthorpe nickel operations. As a result of the sale, deferred tax assets of US$175 million that were no longer expected to be realised by the Group were recognised as a charge to income tax expense. The remaining assets and liabilities of the Yabulu operations were classified as held for sale as at 30 June 2009.

As part of our regular review of the long-term viability of operations, a total charge of US$665 million (US$23 million tax expense) was recognised primarily in relation to the decisions to cease development of the Maruwai Haju trial mine (Indonesia), sell the Suriname operations, suspend copper sulphide mining operations at Pinto Valley (US) and cease the pre-feasibility study at Corridor Sands (Mozambique). The remaining assets and liabilities of the Suriname operations were classified as held for sale as at 30 June 2009.

A further charge of US$306 million (US$86 million tax benefit) was recognised primarily in relation to the deferral of expansions at the Nickel West operations (Australia), deferral of the Guinea Alumina project (Guinea) and the restructuring of the Bayside Aluminium Casthouse operations (South Africa).

We recognised a charge of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations related to changes in the estimated volume of sediment in the Hunter River requiring rehabilitation and treatment, and increases in estimated treatment costs.

Our offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it believed that completion of the offers was no longer in the best interests of BHP Billiton shareholders. We incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$31 million tax benefit), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$294 million cost, US$62 million tax benefit) up to the lapsing of the offers, which were expensed in FY2009.

Refer to note 3 ‘Exceptional items’ in the financial statements for more information.

Year ended 30 June 2009	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,615)	1,076	(2,539)
Announced sale of Yabulu refinery	(510)	(175)	(685)
Withdrawal or sale of other operations	(665)	(23)	(688)
Deferral of projects and restructuring of operations	(306)	86	(220)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	93	(357)

	(6,054)	1,209	(4,845)

Year ended 30 June 2008

Tax losses incurred by WMC Resources Ltd (WMC), acquired by BHP Billiton in June 2005, were not recognised as a deferred tax asset at acquisition pending a ruling application to the ATO. A ruling was issued during FY2008 confirming the availability of those losses. This resulted in the recognition of a deferred tax asset (US$197 million) and a consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current Australian dollar/US dollar exchange rates. As a further consequence, the Group recognised an expense of US$137 million for a corresponding reduction in goodwill measured at the Australian dollar/US dollar exchange rate at the date of acquisition.

3. Operating and financial review and prospects continued

3.6.3 Customer Sector Group summary

The following table provides a summary of the Customer Sector Group revenues and results for FY2010 and the two prior corresponding periods.

Year ended 30 June US$M	2010	2009	2008
Revenues: (1)
Petroleum	8,782	7,211	8,382
Aluminium	4,353	4,151	5,746
Base Metals	10,409	7,105	14,774
Diamonds and Specialty Products	1,272	896	969
Stainless Steel Materials	3,617	2,355	5,088
Iron Ore	11,139	10,048	9,455
Manganese	2,150	2,536	2,912
Metallurgical Coal	6,059	8,087	3,941
Energy Coal	4,265	6,524	6,560
Group and unallocated items (2)(3)	752	1,298	1,646

BHP Billiton Group	52,798	50,211	59,473

Year ended 30 June US$M	2010	2009	2008
Underlying EBIT: (1)
Petroleum	4,573	4,085	5,485
Aluminium	406	192	1,465
Base Metals	4,632	1,292	7,989
Diamonds and Specialty Products	485	145	189
Stainless Steel Materials	668	(854)	1,275
Iron Ore	6,001	6,229	4,631
Manganese	712	1,349	1,644
Metallurgical Coal	2,053	4,711	937
Energy Coal	730	1,460	1,057
Group and unallocated items (2)(3)	(541)	(395)	(390)

BHP Billiton Group	19,719	18,214	24,282

(1)	Includes the sale of third party product.
(2)	Revenue that is not reported in business segments principally includes sales of freight and fuel to third parties.
(3)	Includes consolidation adjustments, unallocated items and external sales for the Group’s freight, transport and logistics operations and certain closed operations.

The changes in revenue and Underlying EBIT for each CSG are discussed below. We adopted IFRS 8/AASB 8 ‘Operating Segments’ in FY2010, the impact of which is that CSG financial information now excludes exceptional items.

Petroleum

Year ended 30 June 2010 compared with year ended 30 June 2009

Revenue was US$8,782 million for FY2010, an increase of US$1,571 million, or 21.8 per cent, over the corresponding period. This was primarily due to increased production of high margin liquids from new project developments.

Total production for the year of 159 million barrels of oil equivalent was a full year production record and an increase of 21 million barrels of oil equivalent. The 15 per cent increase in production reflected strong performance from BHP Billiton operated Shenzi (US) and Pyrenees (Australia), the latter being delivered on schedule during the period. In addition, improved reservoir performance from Atlantis (US) and an absence of weather related interruptions supported such strong production. In addition, for the fourth consecutive year, Petroleum achieved greater than 100 per cent reserve replacement.

3. Operating and financial review and prospects continued

Underlying EBIT was US$4,573 million, an increase of US$488 million, or 11.9 per cent, compared with the prior year. The increase was primarily due to higher production as noted and higher realised oil prices, which averaged US$73.05 per barrel for the year (compared with US$66.18 per barrel). The major offsets were a lower average realised natural gas price of US$3.43 per thousand standard cubic feet (compared with US$3.57 per thousand standard cubic feet) and a lower average realised liquefied natural gas price of US$9.07 per thousand standard cubic feet (compared with $12.07 per thousand standard cubic feet).

Gross exploration expenditure was US$817 million, an increase of US$269 million compared with last year (US$548 million), primarily from increased drilling activity in the Gulf of Mexico (US), Canada, Malaysia, the Falklands and the Philippines. Several exploration wells were not commercial and resulted in the increase in exploration expense of US$163 million (US$563 million compared with US$400 million in the prior year).

Drilling activities at Atlantis and Shenzi ceased during the June 2010 quarter based on the drilling moratorium currently in place in the deepwater Gulf of Mexico. We continue to monitor and assess the impact of the suspension of certain permitting and drilling activities. All other drilling operations outside of the Gulf of Mexico progressed as planned. Underlying EBIT was impacted by a $59 million charge related to idle rig time in the Gulf of Mexico for BHP Billiton controlled rigs. This is part of BHP Billiton’s ongoing management of rig contracts which included negotiating revised terms for the rigs during the moratorium and will provide BHP Billiton with continued access to the rigs and experienced crews when the moratorium ceases.

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$7,211 million for FY2009, a decrease of US$1,171 million, or 14.0 per cent, from FY2008. This was mainly due to lower average realised prices for petroleum products.

Total production for FY2009 was 137.2 million barrels of oil equivalent (boe) compared with total production in FY2008 of 129.5 million boe. The strong annual production growth was due to the delivery of new projects and an ongoing focus on driving base performance. First production was achieved for five projects – Neptune, Shenzi and Atlantis North (all US), North West Shelf Train 5 and Angel (both Australia). This strong growth was achieved despite the impact of hurricanes and natural field declines.

Underlying EBIT was US$4,085 million, a decrease of US$1,400 million, or 25.5 per cent, from FY2008. The decrease was due mainly to lower average realised prices for petroleum products, with lower average realised oil prices per barrel of US$66.18 (compared with US$96.27), lower average realised natural gas prices of US$3.57 per thousand standard cubic feet (compared with US$3.75), partially offset by higher average realised prices for liquefied natural gas of US$12.07 per thousand standard cubic feet (compared with US$8.95) and increased production.

Gross expenditure on exploration was US$548 million, US$144 million lower than FY2008. Exploration expenditure charged to profit was US$400 million. We continued to replenish our exploration inventory and acquired exploration rights to seven deepwater blocks offshore Western India and were awarded an additional 28 leases in the Gulf of Mexico lease sale process. Evaluation work commenced, or continued, on the significant acreage position we have acquired over recent years.

In addition, for the third consecutive year we achieved greater than 100 per cent reserve replacement.

Aluminium

Year ended 30 June 2010 compared with year ended 30 June 2009

Revenue was US$4,353 million for FY2010, an increase of US$202 million, or 4.9 per cent, over the corresponding period.

Total alumina production of 3,841,000 tonnes in FY2010 decreased from 4,396,000 tonnes in FY2009 mainly attributable to lower production as a result of the sale of Suriname on 31 July 2009. Aluminium smelter production increased from 1,233,000 tonnes in FY2009 to 1,241,000 tonnes in FY2010 as a result of the amperage increases at the Aluminium operations in southern Africa.

Underlying EBIT was US$406 million, an increase of US$214 million or 111.5 per cent over the corresponding period. Higher prices and premiums for aluminium had a favourable impact of US$253 million that was partially offset by a US$19 million unfavourable impact of price-linked costs. The average LME aluminium price increased to US$2,018 per tonne compared with last year’s price of US$1,862 per tonne. The average realised alumina price was US$291 per tonne.

3. Operating and financial review and prospects continued

Underlying EBIT excludes exceptional charges of US$527 million relating to impairments (US$298 million) and the renegotiation of long-term power contracts (US$229 million). Refer section 3.6.2 for details.

Overall, operating costs were lower mainly due to reduced raw materials and energy costs. This was partially offset by a weaker US dollar against the Australian dollar and South African rand, and inflationary pressures in Australia, South Africa and Brazil.

Underlying EBIT was favourably impacted by US$68 million as a result of the divestment of Suriname on 31 July 2009.

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$4,151 million for FY2009, a decrease of US$1,595 million, or 27.8 per cent, from FY2008.

Total alumina production of 4,396,000 tonnes in FY2009 decreased from 4,554,000 tonnes in FY2008 mainly due to lower production at Worsley as a result of gas curtailments impacting calcination. Aluminium smelter production decreased from 1,298,000 tonnes in FY2008 to 1,233,000 tonnes in FY2009 mainly due to the closure of potlines B and C at Bayside.

Underlying EBIT was US$192 million, a decrease of US$1,273 million, or 86.9 per cent, from FY2008. Lower LME prices and premiums for aluminium had an unfavourable impact of US$1,293 million. This was partially offset by a US$131 million positive impact of price-linked costs. The average LME aluminium price decreased to US$1,862 per tonne compared with FY2008’s price of US$2,668 per tonne. The average realised alumina prices were US$281 per tonne.

Underlying EBIT excluded exceptional charges of US$313 million relating to the sale and restructuring of operations, recognised as part of the total charge of US$665 million. Refer section 3.6.2 for details.

Higher operating costs also had an adverse impact. This was due to higher charges for raw materials, mainly as a result of increased coke and caustic prices and higher energy costs. Underlying EBIT was also adversely impacted by the closure of the B and C potlines at Bayside in FY2008. However, the benefit of a stronger US dollar and a strong focus on business improvement initiatives reduced the full impact of cost increases.

Favourable embedded derivatives revaluation increased Underlying EBIT by US$170 million. This related primarily to electricity contracts where the price is linked to the LME aluminium price.

Base Metals

Year ended 30 June 2010 compared with year ended 30 June 2009

Revenue was US$10,409 million for FY2010, an increase of US$3,304 million, or 46.5 per cent, over the corresponding period. This revenue increase was mainly attributable to higher LME prices for copper, zinc, lead and silver.

Payable copper production decreased by 10.9 per cent to 1.075 million tonnes compared with 1.207 million tonnes in the corresponding period. Zinc production was 198.3 kilotonnes, an increase of 21.5 per cent compared with the corresponding period due to higher plant throughput and utilisation and higher grades at Antamina (Peru) and Cannington (Australia). Attributable uranium production at Olympic Dam (Australia) was 2,279 tonnes for the period compared with 4,007 tonnes for the corresponding period due to the Clark Shaft outage. Silver production was 45.4 million ounces compared with 41.3 million ounces in the corresponding period. Lead production was 248.4 kilotonnes for the period compared with 230.1 kilotonnes in the corresponding period.

Payable copper production was primarily impacted by the Olympic Dam Clark shaft outage and industrial action at Spence (Chile). During the second quarter of FY2010, the haulage system in the Clark Shaft at Olympic Dam was damaged. Ore hoisting operated at approximately 25 per cent of capacity until the fourth quarter of FY2010. The incident impacted earnings by US$455 million, but was partially offset by insurance recoveries of US$297 million. The recommissioning of Olympic Dam’s Clark Shaft occurred during the final quarter of the year and has returned to full production. Payable copper production was also impacted by the cessation of sulphide mining at Pinto Valley (US), following the decision to place the Pinto Valley operation in a state of care and maintenance in FY2009. This was partly offset by higher grade and recovery at Escondida and the earlier than planned completion of the SAG mill repairs in the Laguna Seca Concentrator plant.

3. Operating and financial review and prospects continued

Underlying EBIT was US$4,632 million, an increase of US$3,340 million, or 258.5 per cent, over the corresponding period. This increase was predominantly attributable to higher prices for all key commodities in Base Metals, except uranium. The LME price for copper averaged US$3.04/lb compared with US$2.23/lb in the corresponding period, or an increase of 36.3 per cent. The impact of higher prices for copper, zinc, lead and silver in FY2010 contributed $3,977 million to the Underlying EBIT increase. Lower sales volumes reduced Underlying EBIT by US$117 million.

Underlying EBIT excludes exceptional gains of US$186 million in relation to Pinal Creek. Refer section 3.6.2 for details.

Higher costs were incurred during the period, mostly due to the Clark Shaft incident at Olympic Dam (Australia) and higher labour costs, including one-off bonus payments from collective labour negotiations completed during the year in the South American operations. The effect of inflation and the weaker US dollar against the Australian dollar and the Chilean peso also impacted negatively. Higher costs were partially mitigated by lower business development costs resulting from the decision to scale back Olympic Dam Expansion project activity in line with completion of feasibility studies and required approvals.

At 30 June 2010 we had 236,584 tonnes of outstanding copper sales that were revalued at a weighted average price of US$2.96/lb. The final price of these sales will be determined in FY2011. In addition, 234,871 tonnes of copper sales from FY2009 were subject to a finalisation adjustment in 2010. The finalisation adjustment and provisional pricing impact as at 30 June 2010 increased earnings by US$303 million for the year (compared with a loss of US$936 million).

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$7,105 million for FY2009, a decrease of US$7,669 million, or 51.9 per cent, from FY2008. This revenue decrease was mainly attributable to lower LME prices for copper, zinc, lead and silver, and lower sales volumes.

Payable copper production decreased by 12.2 per cent to 1.207 million tonnes compared with 1.375 million tonnes in FY2008. Zinc production was 163.2 kilotonnes, an increase of 12.9 per cent compared with FY2008 due to better grades and an increased proportion of ore containing zinc at Antamina (Peru). Attributable uranium production at Olympic Dam (Australia) was 4,007 tonnes for FY2009 compared with 4,144 tonnes for FY2008 due to a drop in grade. Silver production was 41.3 million ounces compared with 43.5 million ounces in FY2008. Lead production was 230.1 kilotonnes for the period compared with 253.1 kilotonnes in FY2008.

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

Underlying EBIT was US$1,292 million, a decrease of US$6,697 million, or 83.8 per cent, from FY2008. This decrease was predominantly attributable to the decline of prices across commodities, especially copper. The LME price for copper averaged US$2.23/lb compared with US$3.53/lb in FY2008, or a decline of 36.8 per cent. The impact of lower prices for copper, zinc, lead and silver in FY2009 reduced Underlying EBIT by US$5,532 million. Lower sales volumes further reduced Underlying EBIT by US$1,211 million.

Underlying EBIT excluded exceptional charges of US$295 million in relation to Pinto Valley and Olympic Dam, recognised as part of the total charge of US$665 million. Refer to section 3.6.2 for details.

Higher costs were incurred during the period, mostly due to higher energy, acid and labour. The effect of inflation also impacted negatively. However, the rate of cost increase declined in the second half of FY2009 as the Company initiated cost saving initiatives in all operations. In addition, costs were partly offset by the exchange rate change and the strengthening of the US dollar against the Australian dollar and Chilean peso. Underlying EBIT was favourably impacted by lower purchases of third party uranium from the spot market.

Provisional pricing of copper shipments, including the impact of finalisations and revaluations of the outstanding shipments, resulted in the calculated average realised price being US$1.92/lb versus an average LME price of US$2.23/lb. The average realised price was US$3.62/lb in FY2008. The negative impact of provisional pricing for the period was US$936 million. Outstanding copper volumes subject to the fair value measurement amounted to 234,871 tonnes at 30 June 2009. These were revalued at a weighted average price of US$4,946 per tonne, or US$2.24/lb.

3. Operating and financial review and prospects continued

Diamonds and Specialty Products

Year ended 30 June 2010 compared with year ended 30 June 2009

Revenue was US$1,272 million for FY2010, an increase of US$376 million, or 42.0 per cent, over the corresponding period, predominantly due to higher realised diamond prices and higher volumes.

EKATI diamond production was 3,050,000 carats, a decrease of 5.3 per cent compared with the corresponding period, mainly reflecting a higher proportion of ore sourced from Fox pit as mining of the higher grade Panda underground was completed during the year.

Underlying EBIT was US$485 million, an increase of US$340 million over the corresponding period. Strong operating earnings at EKATI (Canada) resulted from higher volumes and realised diamond prices and lower unit costs due to the continued emphasis on cost control. There was also a decrease in exploration expense of US$43 million, mainly due to reduced diamonds exploration activity. Potash exploration expenditure of US$73 million in Saskatchewan, Canada, was US$21 million lower for the year as the exploration work program for Jansen was completed in the corresponding period. Higher diamond earnings were partially offset by a reduction in operating earnings in Titanium Minerals due to lower realised prices and higher energy costs.

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$896 million for FY2009, a decrease of US$73 million, or 7.5 per cent, from FY2008, predominantly due to lower realised diamond prices.

EKATI diamond production was 3,221,000 carats, a decrease of 3.8 per cent compared with FY2008 mainly reflecting the increasing underground production and variations in the mix of ore processed.

Underlying EBIT was US$145 million, a decrease of $44 million, or 23.3 per cent, from FY2008. Underlying EBIT at EKATI (Canada) was impacted by lower diamonds sales volumes and a reduction in average realised prices. This was partially offset by a stronger US dollar, higher value per carat of production and improved plant recoveries. There was also an increase in exploration costs due to increased spend on potash in Canada, which was partially offset by lower diamonds exploration in Angola.

Underlying EBIT excluded exceptional charges of US$70 million in relation to Corridor Sands. Refer section 3.6.2 for details.

Stainless Steel Materials

Year ended 30 June 2010 compared with year ended 30 June 2009

Revenue was US$3,617 million in FY2010, an increase of US$1,262 million, or 53.6 per cent, from the corresponding period.

Nickel production was 176,200 tonnes in FY2010, a 1.8 per cent increase above 173,100 tonnes in the corresponding period. Production for FY2010 was a record performance at Nickel West (Australia) and attributable to the completion of the furnace rebuild at the Kalgoorlie Nickel Smelter (Australia) in FY2009 and the drawdown in FY2010 of the concentrate stocks that were built up during that period. Total nickel production includes one month’s operation of Yabulu (Australia) prior to its divestment at the end of July 2009. Production from Cerro Matoso (Colombia) was in line with the corresponding period.

Underlying EBIT was US$668 million, an increase of US$1,522 million compared with the corresponding period. This was mainly due to higher average LME prices for nickel of US$8.81/lb compared with US$6.03/lb in the prior year. Higher prices (net of price-linked costs) increased Underlying EBIT by US$866 million.

Underlying EBIT excludes exceptional gains of US$653 million relating to the disposal of the Ravensthorpe nickel operations. Refer section 3.6.2 for details.

Proactive portfolio restructuring and ongoing improvement at the operating level also contributed to the strong result. Lower operational losses from Yabulu and Ravensthorpe in FY2010 increased Underlying EBIT by US$458 million.

3. Operating and financial review and prospects continued

The Kalgoorlie nickel smelter furnace rebuild and concurrent maintenance at the Kwinana nickel refinery (both Australia) in the prior year set the platform for record total production at Nickel West in FY2010. Ongoing cost saving initiatives and lower labour costs were offset by the devaluation in the US dollar and inflation. Underlying EBIT also benefited from lower exploration and business development expenditure.

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$2,355 million in FY2009, a decrease of US$2,733 million, or 53.7 per cent, from FY2008.

Nickel production was 173,100 tonnes in FY2009, a 3.1 per cent increase above 167,900 tonnes in FY2008. Production for FY2009 was adversely impacted by the rebuild of the furnace at the Kalgoorlie nickel smelter and wet weather interruptions at Yabulu (Australia). Production was higher at Cerro Matoso (Colombia) following an industrial stoppage in FY2008. In January 2009, operations at the Ravensthorpe nickel operation (Australia) were indefinitely suspended with the consequential effect of suspending the production of nickel from mixed hydroxide precipitate at Yabulu.

Underlying EBIT was a loss of US$854 million, a decrease of US$2,129 million, or 167.0 per cent, compared with FY2008. This was mainly due to the lower average LME price for nickel of US$6.03/lb compared with US$12.93/lb in the prior year. Lower prices (net of price-linked costs) reduced Underlying EBIT by US$1,995 million.

Underlying EBIT excluded exceptional charges totalling US$4,332 million relating to impairment of the Ravensthorpe (US$3,615 million) and Yabulu (US$510 million) operations, and the deferral of Nickel West operations (US$207 million, reported as part of the total charge of US$306 million). Refer section 3.6.2 for details.

The furnace rebuild at the Kalgoorlie nickel smelter and concurrent maintenance at the Kwinana nickel refinery (both Australia) adversely impacted Underlying EBIT by US$338 million. Operational costs in total were broadly unchanged compared with FY2008, as increased mining costs and inflationary pressures in Australia were largely offset by a favourable impact of the weaker Australian dollar against the US dollar and cost saving initiatives. Underlying EBIT for FY2009 was also higher due to increased production at Cerro Matoso (Colombia) as aforementioned. Underlying EBIT was also positively impacted by US$46 million following the indefinite suspension of operations at Ravensthorpe and the Yabulu Extension Project in January 2009, with the total operating loss for the year from these operations being US$267 million.

Iron Ore

Year ended 30 June 2010 compared with year ended 30 June 2009

Revenue was US$11,139 million for FY2010, an increase of US$1,091 million over the corresponding period.

For FY2010, 39 per cent of Western Australia Iron Ore shipments on a wet metric tonne basis were priced on annually agreed terms, with the remainder sold on a shorter-term basis.

During the second half of the financial year, the annual benchmark pricing system was substantially replaced by shorter-term market based, landed pricing. Our expectation is that future Western Australia Iron Ore shipments will be priced on this basis.

Underlying EBIT was US$6,001 million, a decrease of US$228 million, or 3.6 per cent, compared with the corresponding period. Record sales volumes was the major positive contributor with Western Australia Iron Ore increasing by six per cent to 113.4 wet million tonnes and Samarco increasing 42 per cent to 11.1 million tonnes, adding US$546 million to Underlying EBIT.

Costs were unfavourably impacted by a weaker US dollar, general inflationary pressure and the ongoing ramp-up of Western Australia RGP4, reducing Underlying EBIT by US$759 million. In addition, a provision that relates to proposed amendments to the Western Australian State Agreements reduced Underlying EBIT by US$126 million.

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$10,048 million for FY2009, an increase of US$593 million over FY2008.

3. Operating and financial review and prospects continued

Western Australia Iron Ore achieved record production of 106.1 wet million tonnes, an increase of 2.3 million tonnes, or 2.2 per cent, over FY2008, and record sales due to the full ramp-up of Rapid Growth Project 3. However, our operations were interrupted by safety incidents, maintenance and tie-in activities associated with Rapid Growth Project 4. During the period, 68 per cent of Western Australia Iron Ore shipments on a wet metric tonne basis were based on annually agreed pricing.

Samarco (Brazil) production and sales were adversely impacted by weaker pellet demand.

Underlying EBIT of US$6,229 million increased by US$1,598 million, or 34.5 per cent. This was mainly driven by higher average realised prices, which increased Underlying EBIT by US$939 million.

Overall operating costs were lower than last year and increased Underlying EBIT by US$73 million. The favourable impact of the stronger US dollar was offset by higher costs associated with the uncommissioned projects and safety initiatives.

Manganese

Year ended 30 June 2010 compared with year ended 30 June 2009

Revenue was US$2,150 million for FY2010, a decrease of US$386 million, or 15.2 per cent, from the corresponding period. This decrease was mainly as a result of lower average realised prices attributable to manganese ore, which fell by 46.4 per cent and manganese alloy, which fell by 42.7 per cent compared with the corresponding period.

Production was increased in line with the higher demand. Manganese alloy production at 583,000 tonnes was 13.6 per cent higher and manganese ore production at 6.1 million tonnes was 36.8 per cent higher when compared with the corresponding period.

Underlying EBIT was US$712 million, a decrease of US$637 million, or 47.2 per cent, from the corresponding period. The decrease is directly attributable to lower realised prices which reduced Underlying EBIT by US$1,680 million. In comparison to the corresponding period, average realised prices for ore fell by 46 per cent and alloy prices fell by 43 per cent. Offsetting this was the positive impact of price-linked costs of US$261 million.

The decrease in realised prices was partially offset by a demand driven rise in sales volumes that increased Underlying EBIT by US$799 million. Local operating costs were well controlled throughout the year, although the impacts of inflation and a weaker US dollar mitigated any benefit.

All Manganese assets were running at full supply chain capacity at the end of the June 2010 quarter.

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$2,536 million for FY2009, a decrease of US$376 million, or 12.9 per cent, from FY2008. This decrease was mainly as a result of lower sales volumes that were attributable to the global economic slowdown, with steel demand, the driver of manganese usage, reducing drastically.

Production was reduced in line with the lower demand. Manganese alloy production at 513,000 tonnes was 33.8 per cent lower and manganese ore production at 4.5 million tonnes was 31.8 per cent lower when compared with FY2008.

Underlying EBIT was US$1,349 million, a decrease of US$295 million, or 17.9 per cent, from FY2008. The decrease is directly attributable to lower turnover impacted by lower sales volumes achieved for both ore and alloy products. Production costs were well controlled despite the reduced volumes. The lower sales volume reduced Underlying EBIT by US$1,266 million partly offset by gains of US$223 million as a result of higher prices.

Metallurgical Coal

Year ended 30 June 2010 compared with year ended 30 June 2009

Revenue was US$6,059 million for FY2010, a decrease of US$2,028 million, or 25.1 per cent, from the corresponding period.

3. Operating and financial review and prospects continued

Record annual sales volumes were delivered despite wet weather disruptions in Queensland in March 2010 quarter. Production was 37.4 million tonnes in FY2010, an increase of 2.6 per cent compared with 36.4 million tonnes in the corresponding period. This increase was due to improved operational and supply chain performance, supported by strong demand.

Underlying EBIT was US$2,053 million, a decrease of US$2,658 million, or 56.4 per cent, from the corresponding period. The decrease was mainly due to lower realised prices for hard coking coal (34 per cent lower), weak coking coal (33 per cent lower), and thermal coal (11 per cent lower), partly offset by a reduction in price-linked costs.

Operating costs were well controlled. However, a weaker US dollar and inflationary pressure had an unfavourable impact of US$632 million on Underlying EBIT.

As with iron ore, the old benchmark system was substantially replaced by shorter-term market based pricing. For FY2010, 34 per cent of metallurgical coal shipments were priced on a shorter-term basis. The majority of product sold in the June 2010 quarter was priced in this manner.

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$8,087 million for FY2009, an increase of US$4,146 million, or 105.2 per cent, over FY2008.

Production was 36.4 million tonnes in FY2009, an increase of 3.5 per cent compared with 35.2 million tonnes in the previous corresponding period. The increase largely reflects the impact of the rainfall events in FY2008, partially offset by production cuts as a result of lower demand in the second half of FY2009.

Underlying EBIT was US$4,711 million, an increase of US$3,774 million, or 402.8 per cent, over FY2008. The increase was mainly due to the higher realised prices for hard coking coal (125 per cent higher), weak coking coal (121 per cent higher) and thermal coal (17 per cent higher), which together contributed US$4,213 million of the increase. This was partly offset by a negative impact on price-linked royalty costs associated with the higher realised prices and the introduction of a new royalty structure in Queensland and New South Wales of US$434 million and the impact of the recovery from the FY2008 rainfall events at Queensland Coal of US$122 million.

Underlying EBIT excluded exceptional charges totalling US$86 million relating to the decision to cease development of the Maruwai Haji trial mine (Indonesia). Refer section 3.6.2 for details.

Other operating costs were higher due to inflationary pressures, increased labour and contractor charges. This was offset by a favourable impact of the weaker Australian dollar against the US dollar.

In addition, profits on the sales of Elouera mine (Australia) and Queensland Coal mining leases were realised in FY2008.
Energy Coal

Year ended 30 June 2010 compared with year ended 30 June 2009

Revenue was US$4,265 million for FY2010, a decrease of US$2,259 million, or 34.6 per cent, from the corresponding period.

Production was 66.1 million tonnes in FY2010, in line with the corresponding period, with the continued ramp-up of the Klipspruit (South Africa) expansion and record production at Mt Arthur (Australia). Weaker production at New Mexico Coal (US) reflected a downturn in demand from the power generators.

Underlying EBIT was US$730 million, a decrease of US$730 million, or 50.0 per cent, from the corresponding period. This decrease was mainly attributed to lower average export prices (net price impact US$459 million) and reduced earnings from trading activities (US$309 million). Export sales from BECSA and Mt Arthur increased due to higher demand from China and India, offsetting the effects of reduced demand from the Atlantic market. Dissolution of the Douglas Tavistock Joint Venture arrangement favourably impacted Underlying EBIT in the period. Costs were well controlled other than the adverse impacts of the weakening US dollar (US$133 million) and inflation (US$70 million).

3. Operating and financial review and prospects continued

Year ended 30 June 2009 compared with year ended 30 June 2008

Revenue was US$6,524 million for FY2009, a decrease of US$36 million, or 0.5 per cent, from FY2008.

Production was 68.2 million tonnes in FY2009, a decrease of 15.7 per cent compared with 80.9 million tonnes in FY2008, following completion of the Optimum sale in June 2008 and closure of the Douglas underground mine in November 2008 at our South African operations (BECSA).

Underlying EBIT was US$1,460 million, an increase of US$403 million, or 38.1 per cent, over FY2008. The increase was mainly attributable to higher prices (US$224 million), predominately in the first half of the financial year, and earnings from trading activities (US$357 million). Lower production at BECSA was offset by record production at Cerrejón Coal (Colombia) and record sales from Hunter Valley Coal (Australia) (combined decrease of US$152 million). Depreciation of the Australian dollar, South African rand and Colombian peso was offset in part by higher costs due to inflationary pressures, increase in raw materials and labour and contractor costs.

Group and unallocated items

This category represents corporate activities, including Group Treasury, Freight, Transport and Logistics operations.

Year ended 30 June 2010 compared with year ended 30 June 2009

Underlying EBIT was a loss of US$541 million compared with US$395 million in the corresponding period, an increase of US$146 million. Self insurance claims related to the Clark shaft incident at Olympic Dam decreased Underlying EBIT by US$297 million. A weaker US dollar had an unfavourable impact on Underlying EBIT of US$140 million.

Year ended 30 June 2009 compared with year ended 30 June 2008

Underlying EBIT was a loss of US$395 million in FY2009 compared with US$390 in FY2008, an increase of US$5 million. This was due to higher insurance costs, offset by favourable exchange rate movements.

Third party sales

We differentiate sales of our production from sales of third party products due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production and third party products.

Year ended 30 June (1)	2010 US$M	2009 US$M	2008 US$M
Group production
Revenue	48,193	44,113	51,918
Related operating costs	(28,585)	(26,402)	(27,252)

Operating profit	19,608	17,711	24,666
Margin (2)	40.7%	40.1%	47.5%

Third party products
Revenue	4,605	6,098	7,555
Related operating costs	(4,494)	(5,595)	(7,939)

Operating profit/(loss)	111	503	(384)
Margin (2)	2.4%	8.2%	(5.1)%

(1)	Excluding exceptional items.
(2)	Operating profit divided by revenue.

3. Operating and financial review and prospects continued

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

3.7 Liquidity and capital resources

As a result of our record production volumes and record prices in many of our key commodities over the past several years, we have generated very strong cash flows throughout our operations. Despite the changing market conditions, our net operating cash flow remained strong and resulted in net debt declining to US$3,308 million. These cash flows have been fundamental to our ability to internally fund our existing operations, maintain a pipeline of growth projects and return capital to shareholders through dividends. Our priority for cash is to reinvest in the business. In line with our strategy, we have grown our business rapidly and consistently through project developments and acquisitions. Through a combination of borrowings and payments to shareholders, we manage our balance sheet with the goal of maintaining levels of gearing that we believe optimise our costs of capital and return on capital employed.

Net operating cash flows are our principal source of cash. We also raise cash from debt financing to manage temporary fluctuations in liquidity arrangements and to refinance existing debt. Our liquidity position is supported by our strong and stable credit rating and committed debt facilities.

3.7.1 Cash flow analysis

A full consolidated cash flow statement is contained in the financial statements. The explanatory notes appear in note 23 ‘Notes to the consolidated cash flow statement’ in the financial statements. A summary table has been presented below to show the key sources and uses of cash.

	2010 US$M	2009 US$M	2008 US$M
Net operating cash flows	17,920	18,863	17,817

Cash outflows from investing activities	(11,557)	(11,328)	(9,244)
Net proceeds from investing activities	542	277	180

Net investing cash flows	(11,015)	(11,051)	(9,064)

Net proceeds from/(repayment of) interest bearing liabilities	(485)	3,929	(408)
Share buy-back	–	–	(3,115)
Dividends paid	(4,895)	(4,969)	(3,250)
Other financing activities	73	(140)	(226)

Net financing activities	(5,307)	(1,180)	(6,999)

Net increase in cash and cash equivalents	1,598	6,632	1,754

Year ended 30 June 2010 compared with year ended 30 June 2009

Net operating cash flow after interest and tax decreased by five per cent to US$17,920 million. This was primarily driven by changes in working capital balances having a negative year-on-year impact on operating cash flow of US$4,780 million, offset by higher levels of cash generated from operations (before changes in working capital balances) of US$2,874 million and lower net tax and royalty-related tax payments of US$528 million and a tax refund of US$552 million.

3. Operating and financial review and prospects continued

Capital and exploration expenditure totalled US$10,656 million for the period. Expenditure on major growth projects was US$7,655 million, including US$1,902 million on Petroleum projects and US$5,753 million on Minerals projects. Capital expenditure on sustaining and other items was US$1,668 million. Exploration expenditure was US$1,333 million, including US$303 million, which has been capitalised.

Cash flows from investing activities included acquisitions of US$508 million relating to Athabasca Potash Inc. of US$323 million and United Minerals Corporation NL of US$185 million.

Financing cash flows include net debt repayments of US$485 million and dividend payments of US$4,618 million, excluding dividends paid to non-controlling interests.

Year ended 30 June 2009 compared with year ended 30 June 2008

Net operating cash flow after interest and tax increased by 5.9 per cent to US$18,863 million. This was primarily attributable to a decrease in receivables, partly offset by increases in other working capital items.

Capital and exploration expenditure totalled US$10,735 million for FY2009. Expenditure on major growth projects was US$7,464 million, including US$1,851 million on Petroleum projects and US$5,613 million on Minerals projects. Capital expenditure on sustaining, minor capital and other items was US$2,028 million. Exploration expenditure was US$1,243 million, including US$234 million which was capitalised.

Financing cash flows included net debt proceeds of US$3,929 million and increased dividend payments of US$4,563 million, excluding dividends paid to non-controlling interests.

3.7.2 Growth projects

During the period, we completed five major growth projects (oil and gas, iron ore, alumina and energy coal). Highlighting our commitment to reinvest through the cycle, we approved two major growth projects (base metals and energy coal) and made pre-commitments of US$2,237 million for another four (iron ore, metallurgical coal and potash).

Completed projects

Customer Sector Group	Project	Capacity (1)	Capital expenditure (US$M)(1)				Date of initial production(2)
			Budget		Actual		Target		Actual
Petroleum	Pyrenees (Australia) BHP Billiton – 71.43%	96,000 barrels of oil and 60 million cubic feet gas per day	1,200		1,247		H1 2010		H1 2010

Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton – 36%	2 million tonnes per annum of additional alumina capacity	900	(4)	851		Q2 2009	(4)	Q3 2009

Iron Ore	WA Iron Ore Rapid Growth Project 4 (Australia) BHP Billiton – 86.2%	26 million tonnes per annum of additional iron ore system capacity	1,850		1,850	(3)	H1 2010		H2 2009

Energy Coal	Klipspruit (South Africa) BHP Billiton – 100%	1.8 million tonnes per annum export and 2.1 million tonnes per annum domestic thermal coal	450		400	(3)	H2 2009		H2 2009
	Newcastle Third Port Project (Australia) BHP Billiton – 35.5%	30 million tonnes per annum export coal loading facility	390		390	(3)	2010		H1 2010

			4,790		4,738

3. Operating and financial review and prospects continued

(1)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(2)	References are based on calendar years.
(3)	Number subject to finalisation.
(4)	As per revised budget and schedule.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$M)(1)	Target date of initial production(2)
Petroleum	Angostura Gas Phase II (Trinidad and Tobago) BHP Billiton – 45%	280 million cubic feet of gas per day	180	H1 2011
	Bass Strait Kipper(3) (Australia) BHP Billiton – 32.5 - 50%	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet gas per day	500	2011
	Bass Strait Turrum(3) (Australia) BHP Billiton – 50%	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day	625	2011
	North West Shelf CWLH Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day	245	2011
	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67%	2,500 million cubic feet of gas per day	850	2012

Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum of additional alumina capacity	1,900	H1 2011

Iron Ore	WA Iron Ore Rapid Growth Project 5 (Australia) BHP Billiton – 85%	50 million tonnes per annum additional iron ore system capacity	4,800	H2 2011

Energy Coal	Douglas-Middelburg Optimisation (South Africa) BHP Billiton – 100%	10 million tonnes per annum export thermal coal and 8.5 million tonnes per annum domestic thermal coal (sustains current output)	975	Mid 2010

			10,075

(1)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(2)	References are based on calendar years.
(3)	Schedule and budget under review following advice from operator.

3. Operating and financial review and prospects continued

Projects approved during FY2010

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$M)(1)	Target date of initial production(2)
Base Metals	Antamina Expansion (Peru) BHP Billiton – 33.75%	Increases ore processing capacity to 130,000 tonnes per day	435	Q4 2011
Energy Coal	MAC20 Project (Australia) BHP Billiton – 100%	Increases saleable thermal coal production by approximately 3.5 million tonnes per annum	260	H1 2011

			695

(1)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(2)	References are based on calendar years.

3.7.3 Net debt and sources of liquidity

Our policies on debt and treasury management are as follows:

•	a commitment to a solid ‘A’ credit rating;

•	to be cash flow positive before dividends, debt service and capital management;

•	to target a minimum interest cover ratio of eight times over the commodity cycle;

•	to maintain gearing (net debt/net debt + net assets) of 35 per cent to 40 per cent;

•	diversification of funding sources;

•	generally to maintain borrowings and excess cash in US dollars.

Solid ‘A’ credit ratings

The Group’s credit ratings are currently A1/P-1 (Moody’s) and A+/A-1 (Standard & Poor’s). The ratings outlook from both agencies has not changed during FY2010.

Interest rate risk

Interest rate risk on our outstanding borrowings and investments is managed as part of the Portfolio Risk Management Strategy. Refer to note 28 ‘Financial risk management’ in the financial statements for a detailed discussion on the strategy. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure. All interest swaps have been designated and are effective as hedging instruments under IFRS.

Gearing and net debt

30 June 2010 compared with 30 June 2009

Net debt, comprising cash and interest-bearing liabilities, was US$3,308 million, a decrease of US$2,278 million, or 41 per cent, compared with 30 June 2009. Net gearing, which is the ratio of net debt to net debt plus net assets, was 6.3 per cent at 30 June 2010, compared with 12.1 per cent at 30 June 2009.

Cash at bank and in hand less overdrafts at 30 June 2010 was US$12,455 million compared with US$10,831 million at 30 June 2009. Included within this are short-term deposits at 30 June 2010 of US$11,087 million compared with US$9,677 million at 30 June 2009.

3. Operating and financial review and prospects continued

30 June 2009 compared with 30 June 2008

Net debt, comprising cash and interest bearing liabilities, was US$5,586 million, a decrease of US$2,872 million, or 34.0 per cent, compared with 30 June 2008. Gearing, which is the ratio of net debt to net debt plus net assets, was 12.1 per cent at 30 June 2009, compared with 17.8 per cent at 30 June 2008.

Cash at bank and in hand less overdrafts at 30 June 2009 was US$10,831 million compared with US$4,173 million at 30 June 2008. Included within this are short-term deposits at 30 June 2009 of US$9,677 million compared with US$2,503 million at 30 June 2008.

Funding sources

The maturity profile of our debt obligations and details of our undrawn committed facilities are set forth in note 28 ‘Financial risk management’ in the financial statements.

During FY2010, no debt was issued or matured.

None of our general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants that vary from facility to facility, but which would be considered normal for such facilities.

3.7.4 Quantitative and qualitative disclosures about market risk

We identified our primary market risks in section 3.4 ‘External factors and trends affecting our results‘. A description of how we manage our market risks, including both quantitative and qualitative information about our market risk sensitive instruments outstanding at 30 June 2010, is contained in note 28 ‘Financial risk management’ to the financial statements.

3.7.5 Portfolio management

Our strategy is focused on long-life, low-cost, expandable assets and we continually review our portfolio to identify assets that do not fit this strategy. These activities continued during the year, with proceeds amounting to US$542 million being realised from divestments of property, plant and equipment, financial assets and operations, including Ravensthorpe nickel operations and Manganese Metal Company (Pty) Ltd.

We will purchase interests in assets where they fit our strategy. On 18 February 2010, the Group acquired all the issued shares of United Minerals Corporation NL for a total cash consideration of US$185 million. Similarly, on 23 March 2010, the Group acquired all the issued and outstanding common shares of Athabasca Potash Inc for a total cash consideration of US$323 million.

3.7.6 Dividend and capital management

On 25 August 2010, the Board declared a final dividend for the year of 45 US cents per share. Together with the interim dividend of 42 US cents per share paid to shareholders on 23 March 2010, this brings the total dividend declared for the year to 87 US cents per share, a 6.1 per cent increase over last year’s full year dividend of 82 US cents per share.

At the Annual General Meetings held during 2009, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 223,112,120 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. Shareholders will be asked at the 2010 Annual General Meetings to renew this authority.

During FY2010, we did not make any on-market or off-market purchases of BHP Billiton Limited or BHP Billiton Plc shares under any share buy-back program of the Group.

3.8 Off-balance sheet arrangements and contractual commitments

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure and commitments under leases at 30 June 2010 is provided in note 21 ‘Contingent liabilities’ and note 22 ‘Commitments’ to the financial statements.

3. Operating and financial review and prospects continued

We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements will be met from internal cash flow and, to the extent necessary, from the existing facilities described in section 3.7.3 ‘Net debt and sources of liquidity’.

3.9 Subsidiaries and related party transactions

Subsidiary information

Information about our significant subsidiaries is included in note 25 ‘Subsidiaries’ to the financial statements.

Related party transactions

Related party transactions are outlined in note 31 ‘Related party transactions’ in the financial statements.

3.10 Significant changes

Other than the matters disclosed elsewhere in this Report, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

4 Board of Directors and Group Management Committee

4.1 Board of Directors

Jacques Nasser AO, BBus, Hon DT, 62

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since 6 June 2006. Appointed Chairman of BHP Billiton Limited and BHP Billiton Plc from 31 March 2010. Mr Nasser is retiring and standing for re-election in 2010.

Independent: Yes

Skills and experience: Following a 33-year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the USA, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses.

Other directorships and offices (current and recent):

•	Director of British Sky Broadcasting Group plc (since November 2002).

•	Non-executive advisory partner (since March 2010) of One Equity Partners ‘JPMorgan Chase & Co’s Private Equity Business’ (Partner from November 2002 until March 2010).

•	Member of the International Advisory Council of Allianz Aktiengesellschaft (since February 2001).

•	Former Director of Brambles Limited (from March 2004 to January 2008).

Board Committee membership:

•	Chairman of the Nomination Committee.

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 48

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Mr Kloppers was appointed Chief Executive Officer on 1 October 2007. He was appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was previously Chief Commercial Officer. Mr Kloppers was elected in 2006 and last re-elected in 2009.

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

None.

Board Committee membership:

None.

Alan Boeckmann BE (Electrical Eng), 62

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

Other directorships and offices (current and recent):

•	Chairman and Chief Executive Officer of Fluor Corporation (since February 2002).

•	Former Director of Burlington Northern Santa Fe Corporation (from September 2001 until February 2010).

•	Former Director of Archer Daniels Midland Company (from November 2007 to November 2008).

Board Committee membership:

•	Member of the Remuneration Committee.

Malcolm Broomhead MBA, BE, FIE(Aus), FAusIMM, FAIM, MICE (UK), FAICD, 58

Term of office: Appointed a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 31 March 2010 and will stand for election at the 2010 Annual General Meetings.

Independent: Yes

Skills and experience: Malcolm Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005, where he oversaw a strongly performing global business that controlled interests in more than 45 countries. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead is currently non-executive Chairman of Asciano Limited and a non-executive Director of Coates Group Holdings Pty Ltd.

Other directorships and offices (current and recent):

•	Chairman of Asciano Limited (since October 2009).

•	Director of Coates Group Holdings Pty Ltd (since January 2008).

Board Committee membership:

•	Member of the Sustainability Committee.

John Buchanan BSc, MSc (Hons 1), PhD, 67

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Dr Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment. He was last re-elected in 2008 and is retiring and standing for re-election in 2010.

Independent: Yes

Skills and experience: Educated at Auckland, Oxford and Harvard, John Buchanan has broad international business experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group Chief Financial Officer of BP, serving on the BP Board for six years.

Other directorships and offices (current and recent):

•	Chairman of Smith & Nephew Plc (since April 2006) and former Deputy Chairman (from February 2005 to April 2006).

•	Chairman of the International Chamber of Commerce (UK) (since May 2008).

•	Senior Independent Director and Deputy Chairman of Vodafone Group Plc (since July 2006) and Director (since April 2003).

•	Member of Advisory Board of Ondra Bank (since June 2009).

•	Former Director of AstraZeneca Plc (from April 2002 to April 2010).

Board Committee membership:

•	Chairman of the Remuneration Committee.

•	Member of the Nomination Committee.

Carlos Cordeiro AB, MBA, 54

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro was last re-elected in 2009.

Independent: Yes

Skills and experience: Carlos Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc.

Other directorships and offices (current and recent):

•	Non-executive Advisory Director of The Goldman Sachs Group Inc (since December 2001).

•	Non-executive Vice Chairman of Goldman Sachs (Asia) (since December 2001).

Board Committee membership:

•	Member of the Remuneration Committee.

David Crawford AO, BComm, LLB, FCA, FCPA, FAICD, 66

Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2009 and, in accordance with the Group’s policy described under ‘Tenure’ in section 5.3.5 of this Annual Report, is retiring and standing for re-election in 2010.

Independent: Yes

Skills and experience: David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules and is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Services Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code.

Other directorships and offices (current and recent):

•	Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001).

•	Chairman of Foster’s Group Limited (since November 2007) and Director of Foster’s Group Limited (since August 2001).

•	Former Director of Westpac Banking Corporation (from May 2002 to December 2007).

•	Former Chairman of National Foods Limited (Director from November 2001 to June 2005).

Board Committee membership:

•	Chairman of the Risk and Audit Committee.

Carolyn Hewson AO, BEc (Hons), MA (Econ), FAICD, 55

Term of office: Appointed a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 31 March 2010 and will stand for election at the 2010 Annual General Meetings.

Independent: Yes

Skills and experience: Carolyn Hewson is a former investment banker and has over 25 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a non-executive director of Stockland Corporation Limited, Westpac Banking Corporation, BT Investment Management Limited and previously served as a director on the boards of AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia. She has current board or advisory roles with Nanosonics Limited, the Australian Charities Fund and the Neurosurgical Research Foundation.

Other directorships and offices (current and recent):

•	Director of Stockland Corporation Limited (since March 2009).

•	Director of BT Investment Management Limited (since December 2007).

•	Director of Westpac Banking Corporation (since February 2003).

•	Member of the Advisory Board of Nanosonics Limited (since June 2007).

•	Director of Australian Charities Fund (since March 2001).

•	Member and Patron of the Neurosurgical Research Foundation Council (since April 1993).

•	Former Director of AGL Energy Limited (from February 2006 to February 2009).

Board Committee membership:

•	Member of the Risk and Audit Committee.

Wayne Murdy BSc (Business Administration), CPA, 66

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since 18 June 2009. Mr Murdy was elected in 2009.

Independent: Yes

Skills and experience: Wayne Murdy served as the Chief Executive Officer of Newmont Mining Corporation from January 2001 to June 2007 and Chairman of Newmont from January 2002 to December 2007. His background is in finance and accounting where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former director of the US National Mining Association and a former member of the Manufacturing Council of the US Department of Commerce.

Other directorships and offices (current and recent):

•	Director of Weyerhaeuser Company (since January 2009).

•	Director of Qwest Communications International Inc (since September 2005).

•	Former Chief Executive Officer (from January 2001 to June 2007) and Chairman (from January 2002 to December 2007) of Newmont Mining Corporation.

•	Former Chairman of the International Council of Mining and Metals (from January 2004 to December 2006).

•	Former Director of the US National Mining Association (from January 2002 to December 2007).

Board Committee membership:

•	Member of the Risk and Audit Committee.

Keith Rumble BSc, MSc (Geology), 56

Term of office: Appointed a Director of BHP Billiton Limited and BHP Billiton Plc in September 2008. Mr Rumble was elected at the 2008 Annual General Meetings and will retire and stand for re-election in 2010.

Independent: Yes

Skills and experience: Keith Rumble was previously Chief Executive Officer of SUN Mining, a wholly owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. He has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc. He began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996.

Other directorships and offices (current and recent):

•	Director of The Aveng Group (since September 2009).

•	Board of Governors of Rhodes University (since April 2005).

•	Trustee of the World Wildlife Fund, South Africa (since October 2006).

Board Committee membership:

•	Member of the Sustainability Committee.

John Schubert BCh Eng, PhD (Chem Eng), FIEAust, FTSE, 67

Term of office: Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2008 and in accordance with the Group’s policy described under ‘Tenure’ in section 5.3.5 of this Annual Report, is retiring and standing for re-election in 2010.

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

Other directorships and offices (current and recent):

•	Director of Qantas Airways Limited (since October 2000).

•	Chairman of G2 Therapies Pty Limited (since November 2000).

•	Former Chairman (from November 2004 to February 2010) and Director (from October 1991 to February 2010) of Commonwealth Bank of Australia.

•	Former Chairman and Director of Worley Parsons Limited (from November 2002 until February 2005).

Board Committee membership:

•	Chairman of the Sustainability Committee.

•	Member of the Remuneration Committee.

•	Member of the Nomination Committee.

Group Company Secretary

Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 46

Term of office: Jane McAloon was appointed Group Company Secretary in July 2007 and joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited.

Skills and experience: Prior to joining BHP Billiton, Jane McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. She previously held various Australian State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General for the NSW Cabinet Office, as well as working in private legal practice. She is a Fellow of the Institute of Chartered Secretaries.

4.2 Group Management Committee

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 48

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

Alberto Calderon PhD Econ, M Phil Econ, JD Law, BA Econ, 50

Group Executive and Chief Commercial Officer

Member of the Group Management Committee

Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006 and was appointed to his current position as Chief Commercial Officer in July 2007. Prior to this, he was Chief Executive Officer of Cerrejón Coal Company and President of the oil company Ecopetrol. In the early 1990s he was President of the Power Company of Bogotá and held various senior roles in investment banking and in the Colombian Government.

Andrew Mackenzie BSc (Geology), PhD (Chemistry), 53

Group Executive and Chief Executive Non-Ferrous

Member of the Group Management Committee

Andrew Mackenzie joined BHP Billiton in November 2008 in his current position as Chief Executive Non-Ferrous. His prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering and Group Vice President for Chemicals. He is a non-executive Director of Centrica plc.

Marcus Randolph BSc, MBA, 54

Group Executive and Chief Executive Ferrous and Coal

Member of the Group Management Committee

Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto Plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporación Minera Nor Peru, Asarco Inc, and various mine operating positions in the US with Asarco Inc. He has been in his current position as Chief Executive Ferrous and Coal since July 2007.

Alex Vanselow BComm, Wharton AMP, 48

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

Karen Wood BEd, LLB (Hons), 54

Group Executive and Chief People Officer

Member of the Group Management Committee and Chairman of the Global Ethics Advisory Panel

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

J Michael Yeager BSc, MSc, 57

Group Executive and Chief Executive Petroleum

Member of the Group Management Committee

Mike Yeager joined the Group in April 2006 as Chief Executive Petroleum after 25 years with Mobil and later ExxonMobil. He was previously Vice President, ExxonMobil Development Company, and held the roles of Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the US.

5 Corporate Governance Statement

5.1 Governance at BHP Billiton

BHP Billiton’s corporate objective is to create long-term value for shareholders through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions. We have unique assets that are critical to the growth of the world’s developing economies, and a geographic and commodity spread that reduces risk and optimises opportunity.

In pursuing the corporate objective, we have committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others. The Board governs the Group consistent with our long-stated business strategy and commitment to a transparent and high-quality governance system.

Our approach to governance is firmly based on the belief that there is a link between high-quality governance and the creation of long-term shareholder value. Our expectations of our employees and those to whom we contract business are set out in the BHP Billiton Code of Business Conduct.

This statement outlines our system of governance. BHP Billiton operates as a single economic entity under a Dual Listed Company (DLC) structure with a unified Board and management. We have a primary listing in Australia and a premium listing in the UK and are registered with the US Securities and Exchange Commission and listed on the New York Stock Exchange (NYSE), as well as maintaining a secondary listing on the Johannesburg Stock Exchange. In formulating our governance framework, the regulatory requirements in Australia, the UK and the US have been taken into account, together with prevailing standards of best practice. Where governance principles vary across these jurisdictions, the Board has resolved to adopt what we consider to be the higher of the prevailing standards.

Our view remains that governance is not just a matter for the Board and a good governance culture must be fostered throughout the organisation.

The past year saw significant commentary on governance practices, through the United Kingdom’s Financial Reporting Council’s review of the Combined Code on Corporate Governance (which has now been renamed the UK Corporate Governance Code), the Australian Productivity Commission’s Inquiry into Executive Remuneration, as well as proposals for change to the Australian Securities Exchange’s Corporate Governance Council’s Corporate Governance Principles and Recommendations. Key recommendations emerged, such as the effective composition of the Board (including ensuring an appropriate blend of skills and experience), the role of the Chairman and the non-executive Directors, the time commitment expected of non-executive Directors, the alignment of executive remuneration with shareholder interests and the role of the Board in reviewing risk management governance. We have the benefit of robust governance practices that already address many of the key recommendations; for example, the Board has, for many years, focused on ensuring it has the right mix of skills and experience to effectively carry out its duties. Significant Board renewal activities were undertaken during the year with the appointment of two Directors, Malcolm Broomhead and Carolyn Hewson and with five Directors retiring, including the former Chairman Don Argus. Governance is an ongoing process and we aim to maintain our focus on continuous improvement by building a multi-skilled and diversified Board supported by a first-class management team.

We have, over the years, adopted leading corporate governance practices, including implementing an active approach to institutional and retail shareholder engagement. The Board represents shareholders and is ultimately accountable to them for the Group’s performance in creating and delivering shareholder value through the effective governance of BHP Billiton.

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

Shareholders are encouraged to make their views known to us and to raise directly any matters of concern. The Board uses a range of formal and informal measures to ensure that it understands and effectively responds to shareholder questions and concerns relating to the management and governance of the Group:

•	The Chairman, with support from the company secretariat team, has regular meetings with institutional shareholders and investor representatives to discuss governance matters.

•

The Remuneration Committee Chairman and Senior Independent Director also meets with institutional shareholders and investor representatives to discuss executive remuneration and other governance issues.

•	The Chief Executive Officer (CEO), Chief Financial Officer (CFO) and investor relations team meet regularly with major shareholders to discuss our strategy, financial and operating performance.

•	The investor relations team provides quarterly reports in relation to shareholder feedback generally, which the Board uses to assess how the Group is responding to shareholder views and issues.

•	Finally, shareholders are encouraged to attend BHP Billiton’s Annual General Meetings and to use these opportunities to ask questions (discussed further below).

In each case, the views and concerns that have been raised are reported to the Board, which ensures Directors are aware of the issues raised and assists Directors in developing an understanding of the views of shareholders, in particular in relation to strategic, financial and operating issues.

The Dual Listed Company structure means that Annual General Meetings of BHP Billiton Plc and BHP Billiton Limited are held in the United Kingdom and Australia in October and November, respectively, each year. Questions can be registered prior to the meeting by completing the relevant form accompanying the Notice of Meeting or by emailing the Group at investor.relations@bhpbilliton.com. Questions that have been lodged ahead of the meeting, and the answers to them, are posted to our website. The External Auditor attends the Annual General Meetings and is available to answer questions. Shareholders may appoint proxies electronically through our website. The Notice of Meeting describes how this can be done.

Proceedings at shareholder meetings and important briefings are broadcast live from our website. Copies of the speeches delivered by the Chairman and CEO to the Annual General Meetings are released to the stock exchanges and posted to our website. A summary of proceedings and the outcome of voting on the items of business are released to the relevant stock exchanges and posted to our website as soon as they are available following the completion of the BHP Billiton Limited meeting.

5.3 Board of Directors

5.3.1 Role and responsibilities

The Board’s role is to represent the shareholders and it is accountable to them for creating and delivering value through the effective governance of the business. The performance of the Board and the corresponding contributions of Directors to the Board’s collective decision-making processes are essential to fulfil this role.

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

The Board Governance Document also specifies the role of the Chairman, the membership of the Board and the role and conduct of non-executive Directors. Further information is at sections 5.3.2 to 5.3.4.

The Board Governance Document can be found at www.bhpbilliton.com/aboutus/governance.

The matters that the Board has specifically reserved for its decision are:

•	the appointment of the CEO and approval of the appointments of direct reports to the CEO;

•	approval of the overall strategy and annual budgets of the business;

•	determination of matters in accordance with the approved delegations of authority;

•	formal determinations that are required by the Group’s constitutional documents, by statute or by other external regulation.

The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the constitutional documents and the law.

Beyond those matters, the Board has delegated all authority to achieve the corporate objective to the CEO, who is free to take all decisions and actions which, in the CEO’s judgement, are reasonable having regard to the limits imposed by the Board. The CEO remains accountable to the Board for the authority that is delegated and for the performance of the business. The Board monitors the decisions and actions of the CEO and the performance of the business to gain assurance that progress is being made towards the corporate objective, within the limits it has imposed through the Group’s governance assurance framework. The Board also monitors the performance of the Group and assesses its risk profile through its Committees. Reports from each of the Committees are set out in section 5.5.

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

Key activities during the year

A key activity during the year was Board succession planning and renewal. The Board believes that orderly succession and renewal is in the best interests of the Group. In August 2009, after an 18-month succession process, the Board announced that Jacques Nasser would succeed Don Argus as Chairman. Mr Nasser subsequently assumed the role of Chairman on 31 March 2010. Two new non-executive Directors, Malcolm Broomhead and Carolyn Hewson, were appointed to the Board from 31 March 2010. Four non-executive Directors retired during the year, David Morgan, David Jenkins, Paul Anderson and Gail de Planque.

Another significant activity during the year for the Board has been governing the Group in the context of the challenging global economic environment. We remain cautious on the short-term outlook for the global economy. Despite our short-term caution, we remain positive on longer-term prospects, driven by the continuing urbanisation and industrialisation of emerging economies. This path, however, will not be without volatility, reflecting normal business cycles. Accordingly, another key activity for the Board during the year was the consideration of investment and other major business decisions, including the consideration of capital projects and capital management strategies. Examples of business decisions and issues considered by the Board are:

•	the sale of the Ravensthorpe Nickel Operation;

•	the entry into binding agreements with Rio Tinto to establish an iron ore production joint venture covering both entities’ Western Australia Iron Ore Assets (subject to regulatory approval);

•	an investment of US$1.73 billion of capital expenditure to underpin accelerated growth of the Western Australia Iron Ore business, representing early expenditure for Rapid Growth Project 6;

•	the impact of the proposed Australian mining tax; and

•	the Group’s all-cash offer to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc.

The Board is satisfied that it has discharged its obligations as set out in the Board Governance Document.

5.3.2 Membership

The Board currently has 11 members. Of these, 10, including the Chairman, are independent non-executive Directors. The non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is in section 5.3.5.

In March 2010, Jacques Nasser assumed the role of Chairman following the retirement of Don Argus as Chairman and non-executive Director. Mr Nasser was confirmed by the Board as Chairman following a comprehensive 18-month selection process undertaken by the Board as a whole, according to best practice governance requirements. The process followed is discussed in more detail in section 5.4.3.

There were also other changes to the composition of the Board during the year. David Morgan and David Jenkins retired from the Board in November 2009. Malcolm Broomhead and Carolyn Hewson joined the Board in March 2010 following the earlier retirement of Paul Anderson and Gail de Planque in January 2010.

The Board previously determined that it considered that the Group’s best interests were served by conducting the succession process for the Board Chairman and the Risk and Audit Committee (RAC) Chairman sequentially. Following completion of the succession planning process for the Board Chairman, the Board has continued the succession planning process for the Chairman of the RAC. This process for the role of Chairman of the RAC is well progressed and the Board expects to make an announcement later in FY2011. Mr Crawford is standing for election at the 2010 Annual General Meetings with a view to retiring as RAC Chairman in 2011, when succession planning and transition is complete. Given the complexity and size of the Group, and, taking into account that other RAC members are recent appointments, this approach is designed to facilitate orderly succession and transition for this key role. The Board strongly believes this approach is in the best interests of the Group and its shareholders.

The Board considers that there is an appropriate balance between executive and non-executive Directors, with a view to promoting shareholder interests and governing the business effectively. While the Board includes a smaller number of executive Directors than is common for UK listed companies, its composition is appropriate for the Dual Listed Company structure and is in line with Australian listed company practice. In addition, the Board has extensive access to members of senior management. Members of the Group Management Committee (the most senior executives in the Group) attend all the regularly scheduled Board meetings, by invitation, where they make presentations and engage in discussions with Directors, answer questions, and provide input and perspective on their areas of responsibility. The Board also deliberates in the absence of management for part of each meeting which is chaired by the Group Chairman.

The Directors of the Group are:

Mr Jacques Nasser (Chairman)

Mr Marius Kloppers

Mr Alan Boeckmann

Mr Malcolm Broomhead

Dr John Buchanan

Mr Carlos Cordeiro

Mr David Crawford

Ms Carolyn Hewson

Mr Wayne Murdy

Mr Keith Rumble

Dr John Schubert

The biographical details of the Directors are set out in section 4.1 of this Annual Report.

5.3.3 Skills, knowledge, experience and attributes of Directors

The Board considers that a diverse range of skills, backgrounds, knowledge and experience is required in order to effectively govern the business. The Board and its Committees actively work to ensure that the executive and non-executive Directors continue to have the right balance of skills, experience, independence and Group knowledge necessary to discharge their responsibilities in accordance with the highest standards of governance.

The non-executive Directors contribute international and operational experience; understanding of the sectors in which we operate; knowledge of world capital markets; and an understanding of the health, safety, environmental and community challenges that we face. The executive Director brings additional perspectives to the Board’s work through a deep understanding of the Group’s business. The Board works together as a whole to oversee strategy for the Group and monitor pursuit of the corporate objective.

Directors must demonstrate unquestioned honesty and integrity, preparedness to question, challenge and critique, and a willingness to understand and commit to the highest standards of governance. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the business.

It is made clear in the Terms of Appointment that Directors must be prepared to commit sufficient time and resources to perform the role effectively. (Section 5.3.7 provides further information on the Director Terms of Appointment.) The Nomination Committee takes account of the other positions held by each potential Director candidate and assesses whether they will have adequate time to devote to the Board prior to making a recommendation to the Board on whether to appoint them as a Director.

Directors commit to the collective decision-making processes of the Board. Individual Directors debate issues openly and constructively and are free to question or challenge the opinions of others. Directors also commit to active involvement in Board decisions, the application of strategic thought to matters in issue and are prepared to question, challenge and critique. Directors are clear communicators and good listeners who actively contribute to the Board in a collegial manner.

The Nomination Committee assists the Board in ensuring that the Board is comprised of high-calibre individuals whose background, skills, experience and personal characteristics will augment the present Board and meet its future needs.

Diversity on the Board

Corporate governance reviews have highlighted that there is a continuing lack of diversity amongst experienced Director candidates in Australia, the UK and the US. The Board is reviewing its current practices, including assessing how the Board and the Nomination Committee presently take into account diversity criteria, including geographic location, race and gender, as part of a Director candidate’s general background and experience. This review will include an assessment of the Board Committees’ Terms of Reference to consider whether amendments are required to formalise diversity considerations. Further information in relation to how diversity is being addressed within the broader Group is contained in section 5.8.

Group and industry knowledge

In order to govern the Group effectively, non-executive Directors must have a clear understanding of the Group’s overall strategy, together with knowledge about the Group and the industries in which it operates. Non-executive Directors must be sufficiently familiar with the Group’s core business to be effective contributors to the development of strategy and to monitor performance.

Structured opportunities are provided to build Director knowledge through initiatives such as periodic visits to BHP Billiton sites. Non-executive Directors also build their Group and industry knowledge through the involvement of the Group Management Committee (GMC) and other senior employees in Board meetings and specific business briefings. In addition, while the Business Group Risk and Audit Committees (Business Group RACs) are management committees, and therefore do not entail any delegation of responsibility from the Board’s RAC, the Board believes that the link back to the Board RAC facilitates a deeper understanding of risk management and assurance issues throughout the Group. Further information on the Business Group RACs is at section 5.5.1 and further information on induction and training is at section 5.3.8.

Director skills and experience

The Board believes that a mix of skills and a breadth of experience is important to ensure that the Board and its Committees function cohesively as a whole and effectively lead the Group. The Nomination Committee has a formal process by which it assesses the overall skills and experience required on the Board and works with the Board to ensure that it has the appropriate mix of skills and experience to meet the future needs of the business. Further information on the Nomination Committee’s process is at 5.5.3.

In addition, Directors have an individual development plan to provide a personalised approach to updating industry knowledge in particular (discussed further in sections 5.3.8 and 5.4.1).

The following table sets out some of the key skills of the Directors and the extent to which they are represented on the Board and its Committees. In addition to the skills and experience indicators set out in the table, the Board Governance Document provides that each Director must have the following skills, attributes and experience: unquestioned honesty and integrity; a proven track record of creating value for shareholders; time available to undertake the responsibilities; an ability to apply strategic thought to matters in issue; a preparedness to question, challenge and critique; and a willingness to understand and commit to the highest levels of governance. The Board considers that each Director has the skills, attributes and experience required by the Board Governance Document.

Skills and experience	Board	Risk and Audit	Nomination	Remuneration	Sustainability
Managing and leading Sustainable success in business at a very senior level in a successful career.	10 Directors	2 Directors	3 Directors	4 Directors	3 Directors

Global experience Senior management or equivalent experience in multiple global locations, exposed to a range of political, cultural, regulatory and business environments.	11 Directors	3 Directors	3 Directors	4 Directors	3 Directors

Governance

Commitment to the highest standards of governance, including experience with a major organisation, which is subject to rigorous governance standards and an ability to assess the effectiveness of senior management.

	11 Directors	3 Directors	3 Directors	3 Directors	3 Directors

Strategy Track record of developing and implementing a successful strategy, including appropriately probing and challenging management on the delivery of agreed strategic planning objectives.	11 Directors	3 Directors	3 Directors	4 Directors	3 Directors

Financial acumen

Senior executive or equivalent experience in financial accounting and reporting, corporate finance and internal financial controls including an ability to probe the adequacies of financial and risk controls.

	11 Directors	3 Directors	3 Directors	4 Directors	3 Directors

Capital projects Experience working in an industry with projects involving large-scale capital outlays and long-term investment horizons.	9 Directors	2 Directors	3 Directors	3 Directors	3 Directors

Health, safety and environment Experience related to workplace health and safety and environmental and social responsibility within a major corporation.	10 Directors	3 Directors	3 Directors	3 Directors	3 Directors

Remuneration

Board remuneration committee membership or management experience in relation to remuneration, including incentive programs and pensions/ superannuation and the legislation and contractual framework governing remuneration.

	11 Directors	3 Directors	3 Directors	4 Directors	3 Directors

Mining

Senior executive experience in a large mining organisation combined with an understanding of the Group’s corporate objective to create long term value for shareholders through the discovery, development and conversion of natural resources.

	5 Directors	1 Director	0 Directors	1 Director	2 Directors

Oil and gas Senior executive experience in the oil and gas industry including in depth knowledge of the Group’s strategy, markets, competitors, operational issues, technology and regulatory concerns.	5 Directors	1 Director	2 Directors	3 Directors	1 Director

Marketing

Senior executive experience in marketing and a detailed understanding of the Group’s corporate objective to create long-term value for shareholders through the provision of innovative customer and market-focused solutions.

	9 Directors	1 Director	3 Directors	4 Directors	3 Directors

Public policy Experience in public and regulatory policy including how it affects corporations	10 Directors	2 Directors	3 Directors	4 Directors	3 Directors

TOTAL DIRECTORS	11 Directors	3 Directors	3 Directors	4 Directors	3 Directors

5.3.4 Chairman

The Chairman of the Group is responsible for leading the Board and ensuring that it is operating to the highest governance standards. The Chairman is charged with building an effective, high performing and collegial team of Directors and ensuring that they operate effectively as a Board.

The Chairman, Jacques Nasser, is considered by the Board to be independent. He was appointed Chairman of the Group from 31 March 2010 and has been a non-executive Director of the Group since 6 June 2006. Mr Nasser was last re-elected at the 2008 Annual General Meetings and will stand for re-election in 2010.

The Chairman’s role includes:

•	ensuring that the principles and processes of the Board are maintained, including the provision of accurate, timely and clear information;

•	encouraging debate and constructive criticism;

•	setting agendas for meetings of the Board, in conjunction with the CEO and Group Company Secretary, that focus on the strategic direction and performance of our business;

•	ensuring that adequate time is available for discussion on strategic issues;

•	leading the Board and individual Director performance assessments;

•	speaking and acting for the Board and representing the Board to shareholders;

•	presenting shareholders’ views to the Board;

•	facilitating the relationship between the Board and the CEO.

The Board considers that none of Mr Nasser’s other commitments (set out in section 4.1 of this Annual Report) interfere with the discharge of his responsibilities to the Group. The Board is satisfied that he makes sufficient time available to serve the Group effectively.

The Group does not have a Deputy Chairman, but has identified John Schubert to act as Chairman should the need arise at short notice. John Buchanan is the Senior Independent Director for BHP Billiton Plc.

5.3.5 Independence

The Board is committed to ensuring a majority of Directors are independent.

Process to determine independence

The Board has a policy that it uses to determine the independence of its Directors. This determination is carried out upon appointment, annually and at any other time where the circumstances of a Director change such as to warrant reconsideration.

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

Two Directors, David Crawford and John Schubert, have each served on the Board for more than nine years from the date of their first election. Both Mr Crawford and Dr Schubert are standing for re-election at the 2010 Annual General Meetings, having undergone a formal performance assessment. Although Mr Crawford was first appointed to the BHP Limited Board in 1994, the Board considers that he makes a significant contribution to the work of the Board, in particular in his role as Risk and Audit Committee (RAC) Chairman. The Board does not believe that either Mr Crawford’s or Dr Schubert’s tenure materially interferes with their ability to act in the best interests of the Group. The Board also believes that each of them has retained independence of character and judgement and has not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group.

The Board previously determined that it considered that it was in the Group’s best interests for the succession planning process for the Board Chairman and the RAC Chairman to be conducted sequentially. Following completion of the succession planning process for Board Chairman, during the year, the Board continued the succession planning process for the RAC Chairman. Given the complexity and size of the Group, the succession planning process involves careful consideration of the skills, knowledge and experience required on the Board, in particular the skills and experience required to properly fulfil the duties of the RAC Chairman. In addition, the Board strongly believes an orderly succession and transition for this key role is in the best interests of the Group and its shareholders. For these reasons, Mr Crawford is standing for re-election at the 2010 Annual General Meetings with a view to retiring as RAC Chairman in 2011, when succession planning and transition is complete. The succession planning process for the role of Chairman of the RAC is well progressed and the Board expects to make an announcement in relation to this matter later in FY2011.

Retirement plan

As former Directors of BHP Limited, David Crawford and John Schubert participated in a retirement plan approved by shareholders in 1989. The plan was closed on 24 October 2003 and benefits accrued to that date, together with interest earned on the benefits, have been preserved and will be paid on retirement. The Board does not believe that the independence of any participating Director is compromised as a result of this plan.

Relationships and associations

David Crawford was the National Chairman of KPMG in Australia. He retired in June 2001 and has no ongoing relationship with KPMG. KPMG was a joint auditor of Billiton Plc prior to the merger with BHP Limited and of BHP Billiton up to 2003 and the sole auditor of BHP Billiton from December 2003. The Board considers this matter on an annual basis and does not consider Mr Crawford’s independence to be compromised. The Board considers Mr Crawford’s financial acumen to be important in the discharge of the Board’s responsibilities. Accordingly, his membership of the Board and Chairmanship of the Risk and Audit Committee is considered by the Board to be appropriate and desirable. As discussed in sections 5.3.2 and 5.4.3, a succession planning process is underway for the Risk and Audit Committee Chairman.

Some of the Directors hold or previously held positions in companies with which we have commercial relationships. Those positions and companies are set out in section 4.1 of this Annual Report. The Board has assessed all of the relationships between the Group and companies in which Directors hold or held positions and has concluded that in all cases, the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of our business. A specific instance is Alan Boeckmann, who is the Chairman and CEO of Fluor Corporation, a company with which BHP Billiton has commercial dealings. Fluor Corporation operates in the engineering, procurement, construction and project management sectors, and it is Mr Boeckmann’s breadth of current management experience across these sectors that brings significant value to the Board. Prior to and since the appointment of Mr Boeckmann as a Director, the Board has assessed the relationships between BHP Billiton and Fluor Corporation and remains satisfied that Mr Boeckmann is able to apply objective, unfettered and independent judgement and act in the best interests of the BHP Billiton Group notwithstanding his role with Fluor Corporation. In addition, no commercial dealings with Fluor Corporation were discussed at Board or Board Committee level, and to the extent they are in the future, Mr Boeckmann will absent himself fully from those deliberations.

Transactions during the year that amounted to related-party transactions with Directors or Director-related entities under International Financial Reporting Standards (IFRS) are outlined in note 30 ‘Key Management Personnel’ to the financial statements.

Executive Director

The executive Director, Marius Kloppers, is not considered independent because of his executive responsibilities. Mr Kloppers does not hold directorships in any other company included in the ASX 100 or FTSE 100.

Conflicts of interest

The UK Companies Act requires that BHP Billiton Directors avoid a situation where they have, or can have, an unauthorised direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. In accordance with the UK Companies Act, BHP Billiton Plc’s Articles of Association were amended at the 2008 Annual General Meetings to allow the Directors to authorise conflicts and potential conflicts where appropriate. A procedure operates to ensure the disclosure of conflicts and for the consideration and, if appropriate, the authorisation of them by non-conflicted Directors. The Nomination Committee supports the Board in this process, both by reviewing requests from Directors for authorisation of situations of actual or potential conflict and making recommendations to the Board and by regularly reviewing any situations of actual or potential conflict that have previously been authorised by the Board, and making recommendations regarding whether the authorisation remains appropriate. In addition, in accordance with Australian law, if a situation arises for consideration in which a Director has a material personal interest, the affected Director takes no part in decision-making.

5.3.6 Senior Independent Director

The Board has appointed John Buchanan as the Senior Independent Director of BHP Billiton Plc in accordance with the UK Corporate Governance Code. Dr Buchanan is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO. Dr Buchanan, as Senior Independent Director, also provides a sounding board for the Chairman and serves as an intermediary for other Directors if necessary. Dr Buchanan, as Senior Independent Director, oversaw the Chairman succession process.

5.3.7 Terms of appointment

The Board has adopted a letter of appointment that contains the terms on which non-executive Directors will be appointed, including the basis upon which they will be indemnified. The letter of appointment clearly defines the role of Directors, including the expectations in terms of independence, participation, time commitment and continuous improvement. In summary, Directors are expected to constructively challenge; set values and standards of the Group; monitor the performance of management; monitor the adequacy and integrity of financial statements; and satisfy themselves that the systems for the identification and management of risk are robust and appropriate. Directors are also expected to commit sufficient time to carry out their role and to participate in continuous improvement programs and internal review to support ongoing development. The letter of appointment also makes it clear that Directors are required to disclose circumstances that may affect, or be perceived to affect, their ability to exercise independent judgement so that the Board can assess independence on a regular basis.

A copy of the letter of appointment is available at www.bhpbilliton.com/aboutus/governance.

5.3.8 Induction and training

The Board considers that the development of Group and industry knowledge is a continuous and ongoing process.

Upon appointment, each new non-executive Director undertakes an induction program specifically tailored to their needs.

A copy of an indicative induction program is available at www.bhpbilliton.com/aboutus/governance.

Non-executive Directors undertake to participate in continuous improvement programs, as required by their terms of appointment.

Structured opportunities for improvement are provided to continuously build a Director’s knowledge. During the year, non-executive Directors participated in development activities including:

•	business briefings intended to provide each Director with a deeper understanding of the activities, environment and key issues and direction of Customer Sector Groups (CSGs);

•	development sessions on specific topics of relevance, such as climate change, commodity markets and changes in corporate governance standards;

•	visits to key sites;

•	addresses by external speakers, who are generally experts in their field.

In addition, each non-executive Director has an individual development plan in order to provide a personalised approach to updating the Director’s skills and knowledge. The program is designed to maximise the effectiveness of the Directors throughout their tenure and links in with their individual performance reviews (discussed further in section 5.4.1). The training and development program covers not only matters of a business nature, but also matters falling into the environmental, social and governance (ESG) area.

The Nomination Committee has oversight of the Directors’ Training and Development Program. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ Committee memberships and that the process in relation to Committee composition, succession and training and development is coordinated to ensure a link with the Nomination Committee’s role in securing the supply of talent to the Board.

5.3.9 Independent advice

The Board and its Committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group’s expense.

5.3.10 Remuneration

Details of our remuneration policies and practices and the remuneration paid to the Directors (executive and non-executive) are set out in the Remuneration Report in section 6 of this Annual Report. Shareholders will be invited to consider and to approve the Remuneration Report at the 2010 Annual General Meetings.

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

Information on our policy governing the use of hedge arrangements over shares in BHP Billiton by both Directors and members of the Group Management Committee is set out in section 6.5 of this Annual Report.

Details of the shares held by Directors are set out in section 7.20 of this Annual Report.

5.3.12 Meetings

The Board meets as often as necessary to fulfil its role. Directors are required to allocate sufficient time to the Group to perform their responsibilities effectively, including adequate time to prepare for Board meetings. During the reporting year the Board met nine times, with six of those meetings being held in Australia and three in the UK. Generally, meetings run for two days. The non-executive Directors meet during each Board meeting in the absence of the executive Director and management and the session is chaired by the Group Chairman. Attendance by Directors at Board and Board Committee meetings is set out in the table in section 5.4.1.

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

5.4 Board of Directors – Review, re-election and renewal

5.4.1 Review

The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. The Board assesses its performance through a combination of internal peer review and externally facilitated evaluation. Contemporary performance measures are considered an important part of this process. Directors’ performance is also measured against their individual development plans (see section 5.3.8).

The Board conducts regular evaluations of its performance, the performance of its Committees, the Chairman, individual Directors and the governance processes that support the Board’s work. This includes analysis of how the Board and its Directors are functioning, the time spent by the Board considering matters and whether the Terms of Reference of the Board Committees have been met, as well as compliance with the Board Governance Document. The evaluation of the Board’s performance is conducted by focusing on individual Directors and Board Committees in one year and the Board as a whole in the following year. In addition, the Board conducts evaluations of the performance of Directors retiring and seeking re-election and uses the results of the evaluation when considering whether to recommend the re-election of particular Directors.

Board Review

During internally facilitated individual Director reviews, each of the Directors give anonymous feedback on their peers’ performance and individual contributions to the Board via the Chairman. In respect of the Chairman’s performance, Directors provide feedback directly to John Schubert to be passed on anonymously to the Chairman. External independent advisers are engaged to assist these processes as necessary and an externally facilitated review of the Board, Directors or Committees takes place at least every two years. It is thought that the involvement of an independent third party has assisted the evaluation processes to be both rigorous and fair.

There was a review of the Board to assess its performance and progress in preparation for the transition of the Chairmanship from Don Argus to Jacques Nasser. This followed an externally assisted evaluation of individual Directors undertaken in the previous financial year. The review of the Board as a whole indicated that the Board is continuing to function effectively and in accordance with the terms of the Board Governance Document. An externally facilitated evaluation of the Board is currently being undertaken.

The evaluation of individual Directors focuses on the contribution of the Director to the work of the Board and the expectations of Directors as specified in the Group’s governance framework. The performance of individual Directors is assessed against a range of criteria, including the ability of the Director to:

•	consistently take the perspective of creating shareholder value;

•	contribute to the development of strategy;

•	understand the major risks affecting the business;

•	provide clear direction to management;

•	contribute to Board cohesion;

•	commit the time required to fulfil the role and perform their responsibilities effectively;

•	listen to and respect the ideas of fellow Directors and members of management.

The effectiveness of the Board as a whole and of its Committees is assessed against the accountabilities set down in the Board Governance Document and each of the Committees’ Terms of Reference. Matters considered in the assessment include:

•	the effectiveness of discussion and debate at Board and Committee meetings;

•	the effectiveness of the Board’s and Committees’ processes and relationship with management;

•	the quality and timeliness of meeting agendas, Board and Committee papers and secretariat support;

•	the composition of the Board and each Committee, focusing on the blend of skills and experience.

The process is managed by the Chairman, but feedback on the Chairman’s performance is provided to him by John Schubert.

Information about the performance review process for executives is set out in section 5.7.

Attendance at Board and Board Committee meetings during the year ended 30 June 2010

	Board		Risk and Audit		Nomination		Remuneration		Sustainability
	A	B	A	B	A	B	A	B	A	B
Paul Anderson (1)	6	6	—	—	—	—	—	—	4	4
Don Argus (2)	7	7	—	—	4	4	—	—	—	—
Alan Boeckmann	9	7	—	—	—	—	7	6	—	—
Malcolm Broomhead (3)	2	2	—	—	—	—	—	—	2	2
John Buchanan	9	8	—	—	6	6	7	7	—	—
Carlos Cordeiro	9	9	—	—	—	—	7	7	—	—
David Crawford	9	9	9	9	—	—	—	—	—	—
E Gail de Planque (4)	6	6	—	—	—	—	4	4	4	4
Carolyn Hewson (5)	2	2	2	2	—	—	—	—	—	—
David Jenkins (6)	4	3	4	3	—	—	3	2	—	—
Marius Kloppers	9	9	—	—	—	—	—	—	—	—
David Morgan (7)	3	3	3	2	—	—	—	—	—	—
Wayne Murdy	9	9	9	9	—	—	—	—	—	—
Jacques Nasser (8)	9	9	7	7	2	2	—	—	—	—
Keith Rumble	9	8	—	—	—	—	—	—	7	7
John Schubert (9)	9	9	—	—	6	6	3	3	7	7

Column A – indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B – indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

(1)	Paul Anderson retired from the Board and the Sustainability Committee on 31 January 2010.
(2)	Don Argus retired from the Board and the Nomination Committee on 30 March 2010.
(3)	Malcolm Broomhead was appointed to the Board and the Sustainability Committee on 31 March 2010.
(4)	E Gail de Planque retired from the Board, the Sustainability Committee and the Remuneration Committee on 31 January 2010.
(5)	Carolyn Hewson was appointed to the Board and the Risk and Audit Committee on 31 March 2010.
(6)	David Jenkins retired from the Board and the Risk and Audit Committee on 26 November 2009.
(7)	David Morgan retired from the Board and the Risk and Audit Committee on 24 November 2009.
(8)	Jacques Nasser joined the Nomination Committee and retired from the Risk and Audit Committee on 31 March 2010.
(9)	John Schubert joined the Remuneration Committee on 23 March 2010.

5.4.2 Re-election

At least one-third of Directors retire at each Annual General Meeting. Directors are not appointed for a fixed term and must submit themselves to shareholders for re-election at least every three years. The period that Directors have served on the Board and the years in which they were first appointed and last elected are set out in section 4.1 of this Annual Report.

In addition, the Board has a policy that non-executive Directors who have served on the Board for more than nine years from the date of their first election must stand for re-election annually from the first Annual General Meeting after the expiration of their current term.

Board support for reappointment is not automatic. Retiring Directors who are seeking re-election are subject to a performance appraisal overseen by the Nomination Committee. Following that appraisal, the Board, on the recommendation of the Nomination Committee, makes a determination as to whether it will endorse a retiring Director for re-election. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory. The Board will advise shareholders in the Notice of Meeting whether or not re-election is supported.

BHP Billiton does not apply or implement a ‘no vacancy’ rule in relation to Board appointments. Accordingly, Director candidates can be elected to the Board by ordinary resolution and are not required to out-poll an incumbent Director in order to be elected.

The Board notes the recommendation in the new UK Corporate Governance Code that Directors of FTSE 350 companies be subject to annual election by shareholders. The Board strongly believes in accountability to shareholders. BHP Billiton’s approach to governance necessarily takes into account the standards in all the jurisdictions in which we have securities listed, and, in particular, BHP Billiton’s Dual Listed Company structure means that standards in both the UK and Australia must be carefully monitored. The Board intends to carefully consider the implementation of annual election, including monitoring investor views, and expects to be able to form a concluded view during the course of FY2011 on whether annual election is appropriate for the Group.

5.4.3 Renewal

The Board plans for its own succession with the assistance of the Nomination Committee. In doing this, the Board:

•	considers the skills, knowledge and experience necessary to allow it to meet the strategic vision for the business;

•	assesses the skills, knowledge and experience currently represented;

•	identifies any skills, knowledge and experience not adequately represented and agrees the process necessary to ensure a candidate is selected that brings those traits;

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

The Board believes that an orderly succession and renewal process is in the best interests of the Group. The Board believes that orderly succession and renewal is achieved as a result of careful planning, where the appropriate composition of the Board is continually under review.

When considering new appointments to the Board, the Nomination Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. Independent search firms retained are instructed to consider a wide range of candidates, including taking into account geographic location, race and gender. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as:

•	a proven track record of creating shareholder value;

•	unquestioned integrity;

•	a commitment to the highest standards of governance;

•	having the required time available to devote to the job;

•	strategic mind set, an awareness of market leadership, outstanding monitoring skills;

•	a preparedness to question, challenge and critique;

•	an independent point of view.

Newly appointed Directors must submit themselves to shareholders for election at the first Annual General Meeting following their appointment.

Chairman succession

As announced in early August 2009, Jacques Nasser succeeded Don Argus as Chairman when Mr Argus retired as Chairman and a non-executive Director on 30 March 2010. The decision to appoint Mr Nasser was agreed by the Board following a comprehensive 18-month selection process. The Board oversaw the entire succession process and was assisted in its deliberations by the Nomination Committee. Senior Independent Director for BHP Billiton Plc, John Buchanan, chaired the Board and the Nomination Committee during consideration of all matters relating to succession and internal candidates were not involved in any deliberations. In addition, the global recruitment firm, Heidrick & Struggles, was engaged as independent adviser by the Board to assist in deliberations and consideration of both internal and external candidates. KPMG supported the final process as scrutineer of a secret ballot. The Director renewal process in place for the past seven years ensured high-quality internal candidates. The process adopted by the Board complied with best practice governance requirements, including the UK Corporate Governance Code’s recommendation that the incumbent Chairman not chair the Board or the Nomination Committee when chairman succession is being considered.

Risk and Audit Committee Chairman succession

The Board has previously determined that it is in the Group’s best interests for the succession process for the Board Chairman and the Risk and Audit Committee (RAC) Chairman to be conducted sequentially. Board renewal activities during the year included changes to the membership of the RAC therefore an orderly transition is a key consideration. Following completion of the succession planning process for Board Chairman, the Board continued the succession planning process for the Chairman of the RAC. The succession planning process involves careful consideration of the skills, knowledge and experience required on the Board, in particular the skills and experience required to properly fulfil the duties of the RAC Chairman, given the size and complexity of the Group. The succession planning process for the role of Chairman of the RAC is well developed and the Board expects to make an announcement later in FY2011. As part of the succession plan and transition process, Mr Crawford is standing for election at the 2010 Annual General Meetings with a view to retiring as RAC Chairman in 2011, when succession planning and transition is complete. This approach is designed to facilitate an orderly succession and transition for the role of Chairman of the RAC, which the Board strongly believes is in the best interests of the Group and its shareholders.

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

Risk and Audit Committee members during the year

Name	Status
David Crawford (Chairman) (1)	Member for whole period
David Jenkins	Member to 26 November 2009
David Morgan	Member to 24 November 2009
Wayne Murdy	Member for the whole period
Jacques Nasser	Member until 30 March 2010
Carolyn Hewson	Member from 31 March 2010

(1)	The Board has nominated David Crawford as the Committee’s financial expert.

Role and focus

The role of the RAC is to assist the Board in monitoring the decisions and actions of the CEO and the Group and to gain assurance that progress is being made towards the corporate objective within the CEO limits. The RAC undertakes this by overseeing:

•	the integrity of the financial statements;

•	the appointment, remuneration, qualifications, independence and performance of the External Auditor and the integrity of the audit process as a whole;

•	the performance and leadership of the internal audit function;

•	the effectiveness of the system of internal controls and risk management;

•	compliance with applicable legal and regulatory requirements;

•	compliance by management with constraints imposed by the Board.

Business Group Risk and Audit Committees

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, Risk and Audit Committees have been established for each of our Business Groups, incorporating each Customer Sector Group (CSG) and for key functional areas such as Marketing and Treasury. As illustrated in the diagram below, these Committees, known as Business Group RACs, have been established and operate as committees of management, but are chaired by members of the RAC. They perform an important monitoring function in the overall governance of the Group.

Significant financial and risk matters raised at Business Group RAC meetings are reported to the RAC by the Head of Group Reporting and Taxation and the Head of Risk Assessment and Assurance.

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

The CEO and CFO have certified that the 2010 financial statements fairly presents, in all material respects, of our financial condition and operating results and are in accordance with applicable regulatory requirements.

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

The RAC evaluates the performance of the External Auditor during its term of appointment against specified criteria, including delivering value to shareholders and ourselves. The RAC reviews the integrity, independence and objectivity of the External Auditor. This review includes:

•	confirming that the External Auditor is, in its judgement, independent of the Group;

•	obtaining from the External Auditor an account of all relationships between the External Auditor and the Group;

•

monitoring the number of former employees of the External Auditor currently employed in senior positions and assessing whether those appointments impair, or appear to impair, the External Auditor’s judgement or independence;

•	considering whether the various relationships between the Group and the External Auditor collectively impair, or appear to impair, the External Auditor’s judgement or independence;

•

determining whether the compensation of individuals employed by the External Auditor who conduct the audit is tied to the provision of non-audit services and, if so, whether this impairs, or appears to impair, the External Auditor’s judgement or independence;

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

Although the External Auditor does provide some non-audit services, the objectivity and independence of the External Auditor is safeguarded through restrictions on the provision of these services. For example, certain types of non-audit service may only be undertaken by the External Auditor with the prior approval of the RAC, while other services may not be undertaken at all, including services where the External Auditor:

•	may be required to audit its own work;

•	participates in activities that would normally be undertaken by management;

•	is remunerated through a ‘success fee’ structure;

•	acts in an advocacy role for our business.

Our Policy on Provision of Audit and Other Services by the External Auditor can be viewed at www.bhpbilliton.com/aboutus/governance.

Fees paid to the Group’s External Auditor during the year for audit and other services were US$22.2 million, of which 60 per cent comprised audit fees, 24 per cent related to legislative requirements (including Sarbanes-Oxley) and 16 per cent for other services. Details of the fees paid are set out in note 34 ‘Auditor’s remuneration’ to the financial statements.

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

The RAC also approves the appointment and dismissal of the Head of Risk Assessment and Assurance and assesses his or her performance, independence and objectivity. The role of the Head of Risk Assessment and Assurance includes achievement of the internal audit objectives, risk management policies and insurance strategy. The position is held by Stefano Giorgini. Mr Giorgini reports to management and has all necessary access to management and the right to see information and explanations, and has unfettered access to the RAC. During the year, HSEC audit activities were transferred to the Risk Assessment and Assurance Function.

Effectiveness of systems of internal control and risk management

In delegating authority to the CEO, the Board has established CEO limits set out in the Board Governance Document. Limits on the CEO’s authority require the CEO to ensure that there is a system of control in place for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness. These reviews include assessing that processes continue to meet evolving external governance requirements.

The RAC is responsible for the oversight of risk management and reviews the internal controls and risk management systems. In undertaking this role the RAC reviews the following:

•	procedures for identifying business risks and controlling their financial impact on the Group and the operational effectiveness of the policies and procedures related to risk and control;

•	budgeting and forecasting systems, financial reporting systems and controls;

•	policies and practices put in place by the CEO for detecting, reporting and preventing fraud and serious breaches of business conduct and whistle-blowing procedures;

•	procedures for ensuring compliance with relevant regulatory and legal requirements;

•	arrangements for protecting intellectual property and other non-physical assets;

•	operational effectiveness of the Business Group RAC structures;

•	overseeing the adequacy of the internal controls and allocation of responsibilities for monitoring internal financial controls;

•	policies, information systems and procedures for preparation and dissemination of information to shareholders, stock exchanges and the financial community.

For further discussion on our approach to risk management, refer to section 5.6.

During the year, the Board conducted reviews of the effectiveness of the Group’s system of internal controls for the financial year and up to the date of this Annual Report in accordance with the UK Corporate Governance Code (Turnbull Guidance) and the Principles and Recommendations published by the ASX Corporate Governance Council. These reviews covered financial, operational and compliance controls and risk assessment. During the year, management presented an assessment of the material business risks facing the Group and the level of effectiveness of risk management over the material business risks. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing the Group, the Board received an assessment of the effectiveness of internal controls over key risks identified through the work of the Board Committees. The Board is satisfied that the effectiveness of the internal controls has been properly reviewed.

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

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2010. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP Billiton, including in the reports that it files or submits under the US Securities Exchange Act of 1934, is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP Billiton’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the foregoing, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

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

There have been no changes in our internal control over financial reporting (as that term is defined by the US Securities Exchange Act of 1934) during FY2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Further information on our controls and procedures, including our internal control over financial reporting can be found in Section 5.13.

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

Remuneration Committee members during the year

Name	Status
John Buchanan (Chairman)	Member for whole period
Alan Boeckmann	Member for whole period
Carlos Cordeiro	Member for whole period
E Gail de Planque	Member to 31 January 2010
David Jenkins	Member to 26 November 2009
John Schubert	Member from 23 March 2010

Role and focus

The role of the Committee is to assist the Board in its oversight of:

•	the remuneration policy and its specific application to the CEO and the CEO’s direct reports, and its general application to all employees;

•	the determination of levels of reward for the CEO and approval of reward to the CEO’s direct reports;

•	the annual evaluation of the performance of the CEO, by giving guidance to the Chairman;

•	communication to shareholders regarding remuneration policy and the Committee’s work on behalf of the Board, including the preparation of the Remuneration Report for inclusion in the Annual Report;

•	compliance with applicable legal and regulatory requirements associated with remuneration matters.

Activities undertaken during the year

Full details of the Committee’s work on behalf of the Board are set out in the Remuneration Report in section 6.

During the year, the Committee assessed its performance in accordance with its Terms of Reference. As a result of that assessment, the Committee is satisfied it has met its Terms of Reference.

5.5.3 Nomination Committee Report

The Nomination Committee met six times during the year. Information on meeting attendance by Committee members is included in the table in section 5.4.1.

Nomination Committee members during the year

Name	Status
Don Argus (Chairman) (1)	Member and Chairman to 30 March 2010
Jacques Nasser (Chairman)	Member and Chairman from 31 March 2010
John Buchanan	Member for whole period
John Schubert	Member for whole period

(1)	The Committee was chaired by John Buchanan while the succession of the Board Chairman was being considered.

Role and focus

The role of the Committee is to assist in ensuring that the Board comprises individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance. It does so by focusing on:

•	reviewing the skills represented on the Board and identifying skills that may be required;

•	retaining the services of independent search firms and identifying suitable candidates (possessing the skills identified by the skills analysis referred to above) for the Board;

•

overseeing the review of the assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election (see section 5.4.2);

•	the plan for succession of the Chairman and the CEO and the periodic evaluation of it;

•	the provision of appropriate training and development opportunities for Directors;

•	supporting the Board in its review and, where appropriate, authorisation of actual and potential conflicts (see section 5.3.5);

•	communicating to shareholders regarding the work of the Committee on behalf of the Board.

The Nomination Committee also has oversight of training and development activity for all Directors. The Board considers this enhances the Committee’s ongoing consideration and review in relation to the appropriate skills mix for the Board.

Activities undertaken during the year

There were changes to the composition of the Board during the year. Malcolm Broomhead and Carolyn Hewson joined the Board on 31 March 2010 following the retirement of Paul Anderson and Gail de Planque on 31 January 2010. David Morgan and David Jenkins retired from the Board in November 2009 and Don Argus retired as Chairman and non-executive Director on 30 March 2010. As discussed in section 5.4.3, the Nomination Committee played a significant role supporting the Board during the Chairman succession process at which time John Buchanan, as Senior Independent Director, chaired the meeting. Jacques Nasser assumed the role of Chairman on 31 March 2010, bringing the Chairman succession process to a conclusion. The Committee retained the services of Heidrick & Struggles and Egon Zehnder to assist in the identification of potential candidates for the Board. The Committee also oversaw the Director training and development program and the induction of new Directors (see section 5.3.8 for further information on Director induction and training).

During the year, the Committee assessed its performance. As a result of that assessment, the Committee is satisfied that it is functioning effectively and it has met its Terms of Reference.

5.5.4 Sustainability Committee Report

The Sustainability Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 5.4.1.

Sustainability Committee members during the year

Name	Status
John Schubert (Chairman)	Member for whole period
Paul Anderson	Member to 31 January 2010
E Gail de Planque	Member to 31 January 2010
Keith Rumble	Member for whole period
Malcolm Broomhead	Member from 31 March 2010

Role and focus

The role of the Sustainability Committee is to assist the Board in its oversight of:

•	the effectiveness of the Group’s strategies, policies and systems associated with health, safety, environment and community (HSEC) matters;

•	our compliance with applicable legal and regulatory requirements associated with HSEC matters;

•	our performance in relation to HSEC matters;

•	the performance and leadership of the HSEC and the Sustainable Development functions;

•	HSEC risks;

•	our Annual Sustainability Report;

•	communication to shareholders regarding the work of the Committee on behalf of the Board.

Sustainable development governance

Our approach to HSEC and sustainable development governance is characterised by:

•	the Sustainability Committee overseeing the HSEC matters across the Group;

•	business line management having primary responsibility and accountability for HSEC performance;

•	the HSEC function providing advice and guidance directly, as well as through a series of networks across the business;

•	seeking input and insight from external experts such as our Forum for Corporate Responsibility;

•	clear links between remuneration and HSEC performance.

Activities undertaken during the year

During the year, the Sustainability Committee considered reports on environmental strategic issues, HSEC audits and trends, review of health and hygiene standards, learnings from fatal accidents and other incidents, and the potential impact of climate change regulation on the Group’s portfolios and actions being taken to manage the implications of this regulation. It also reviewed the Group’s performance against the HSEC public targets and the Key Performance Indicators for the HSEC and Sustainable Development functions. The Committee also reviewed the performance of the Head, Group HSEC and Sustainable Development. The Committee reviewed and recommended to the Board the approval of the annual Sustainability Report for publication. The Sustainability Report identifies our targets for HSEC matters and its performance against those targets.

A copy of the Sustainability Report and further information can be found at www.bhpbilliton.com/sustainabledevelopment.

The Committee also assessed its performance in accordance with its Terms of Reference. As a result of that assessment, the Committee is satisfied it has met its Terms of Reference.

5.6 Risk management

5.6.1 Approach to risk management

We believe that the identification and management of risk is central to achieving the corporate objective of delivering long-term value to shareholders. Each year, the Board reviews and considers the risk profile for the whole business. This risk profile covers both operational and strategic risks. The risk profile is assessed to ensure it supports the achievement of the Group’s strategy while maintaining a strong ‘A’ credit rating.

The Board has delegated the oversight of risk management to the RAC. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness.

The Group has established a Risk Management Policy with supporting processes and performance requirements that provide an overarching and consistent framework for the identification, assessment and management of risks. Risks are ranked using a common methodology. Where a risk is assessed as material it is reported and reviewed by senior management. During the year, updated Risk Management Group Level Documents were approved and implemented across the Group.

Our Risk Management Policy can be found at www.bhpbilliton.com/aboutus/governance.

5.6.2 Business risks

The scope of our operations and the number of industries in which we operate and engage mean that a range of factors may impact our results. Material risks that could negatively affect our results and performance include:

•	impacts arising from the global financial crisis;

•	fluctuations in commodity prices;

•	fluctuations in currency exchange rates;

•	failure or non-performance of counterparties;

•	influence of demand from China as well as related investments aimed at achieving resource security;

•	failure to discover new reserves, maintain or enhance existing reserves or develop new operations;

•	actions by governments, including additional taxation, infrastructure development and political events in the countries in which we operate;

•	inability to successfully integrate acquired businesses;

•	inability to recover investments in mining and oil and gas projects;

•	non-compliance with the Group’s standards by non-controlled assets;

•	operating cost pressures and shortages could negatively impact our operating margins and expansion plans;

•	impact of increased costs or schedule delays on development projects;

•	impact of health, safety, environmental and community exposures and related regulations on operations and reputation;

•	unexpected natural and operational catastrophes;

•	climate change and greenhouse effects;

•	inadequate human resource talent pool;

•	breaches in information technology security;

•	breaches in governance processes.

These risks are described in more detail in section 1.5.

5.6.3 Risk management governance structure

The principal aim of the Group’s risk management governance structure and internal control systems is to identify, evaluate and manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets.

Management has put in place a number of key policies, processes, performance requirements and independent controls to provide assurance to the Board and the RAC as to the integrity of our reporting and effectiveness of our systems of internal control and risk management. The BHP Billiton Governance structure diagram in section 5.1 highlights the relationship between the Board and the various controls in the assurance process. Some of the more significant internal control systems include Board and management committees, Business Group RACs, the Risk Management Policy and internal audit.

Business Group Risk and Audit Committees

The Business Group RACs illustrated in the diagram in section 5.5.1 assist the RAC to monitor the Group’s obligations in relation to financial reporting, internal control structure, risk management processes and the internal and external audit functions.

Board Committees

Directors also monitor risks and controls through the RAC, the Remuneration Committee and the Sustainability Committee.

Management Committees

Management committees also perform roles in relation to risk and control. Strategic risks and opportunities arising from changes in our business environment are regularly reviewed by the GMC and discussed by the Board. The Financial Risk Management Committee (FRMC) reviews the effectiveness of internal controls relating to commodity price risk, counterparty credit risk, currency risk, financing risk, interest rate risk and insurance. Minutes of the GMC and the FRMC meetings are provided to the Board. The Investment Committee provides oversight for investment processes across the business and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the Investment Committee in relation to major capital projects.

5.7 Management

Below the level of the Board, key management decisions are made by the CEO, the GMC, other management committees and individual members of management to whom authority has been delegated. The diagram below describes the position of the CEO and three key management committees.

Performance evaluation for executives

The performance of executives and other senior employees is reviewed on an annual basis. For the most senior executives (members of the GMC), this review includes their contribution, engagement and interaction at Board level. The annual performance review process that we employ considers the performance of executives against criteria designed to capture both ‘what’ is achieved and ‘how’ it is achieved. All performance assessments of executives consider how effective they have been in undertaking their role; what they have achieved against their specified key performance indicators; how they match up to the behaviours prescribed in our leadership model and how those behaviours align with the BHP Billiton Charter values. The assessment is therefore holistic and balances absolute achievement with the way performance has been delivered. Progression within the Group is driven equally by personal leadership behaviours and capability to produce excellent results.

A performance evaluation as outlined above was conducted for all members of the GMC in FY2010. For the Chief Executive Officer, the performance evaluation was led by the Chairman of the Board on behalf of all the non-executive Directors, drawing on guidance from the Remuneration Committee.

5.8 Diversity at BHP Billiton

Corporate governance reviews have highlighted that there is a continuing lack of diversity among experienced Director candidates in Australia and the UK. The Board is reviewing its current practices, including assessing how the Board and the Nomination Committee presently take into account diversity criteria, including geographic location, race and gender, as part of a Director candidate’s general background and experience. This review will include an assessment of the Board Committees’ Terms of Reference to consider whether amendments are required to formalise diversity considerations. The BHP Billiton Human Resources Policy guides the Board and management in developing diversity objectives for the Group. The Human Resources Policy is supported by internal processes that will set out measurable objectives to support the achievement of diversity across the Group.

A summary of our Human Resources Policy and the measurable objectives adopted to support diversity can be found on our website at www.bhpbilliton.com/aboutus/governance.

Our approach to diversity is underpinned by key principles, including:

•	a diverse workforce is necessary to the delivery of our strategy that is predicated on diversification by commodity, geography and market;

•	our aspiration is to have a workforce that best represents the communities in which our assets are located and our employees live;

•	actions that support our diversity aspirations should be consistent with our established approach to talent, performance and reward;

•	achieving an appropriate level of diversity will require structured programs at an early career stage that ensure the development of necessary skills and experience for leadership roles;

•	measurable objectives in support of diversity will be transparent, achievable over a period of time and fit for purpose;

•	the set of measurable objectives will focus on (i) enabling a diverse workforce by way of removing barriers to diversity and (ii) establishing appropriate workforce representation targets.

The key measurable objective for FY2011 will be the development and implementation of diversity plans by each CSG, Group Function, Minerals Exploration and Marketing as mandated under Group Level Documents. Each will be required to develop a diversity plan that takes into account the Human Resources Policy and the principles set out above. Each plan must be implemented before the end of the financial year. The requirement to formulate and implement a diversity plan will be audited as part of the Group’s internal compliance requirements. Outcomes from the audits will be linked to the performance scorecards and consequential bonus outcomes. Going forward, progress against each year’s measurable objectives will be disclosed in the Annual Report, along with the proportion of women in our workforce, in senior management and on the Board. There is currently one woman on the Board and the proportion of women in our workforce and in senior management is set out in section 2.10, where you can also find further information on diversity and our employee profile more generally.

5.9 Business conduct

Code of Business Conduct

We have published the BHP Billiton Code of Business Conduct, which is available in four languages. The Code reflects our Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally, interacting with communities, governments and business partners and general workplace behaviour. The Code applies to Directors and to all employees, regardless of their position or location. Consultants, contractors and business partners are also expected to act in accordance with the Code.

The BHP Billiton Code of Business Conduct can be found at our website at www.bhpbilliton.com/aboutus/governance.

Insider trading

We have a Securities Dealing document that covers dealings by Directors and identified employees, and is consistent with the Model Code contained in the Financial Services Authority Listing Rules in the UK. The Securities Dealing document restricts dealings by Directors and identified employees in shares and other securities during designated prohibited periods and at any time that they are in possession of unpublished price-sensitive information.

A copy of the Securities Dealing Document can be found at our website at www.bhpbilliton.com/aboutus/governance.

Global Ethics Advisory Panel

The CEO has formed a Global Ethics Advisory Panel to:

•	advise on matters affecting the values and behaviours of the Group;

•	assist business leaders in assessing acceptable outcomes on issues of business ethics;

•	review the rationale, structure and content of the BHP Billiton Code of Business Conduct and propose changes;

•	promote awareness and effective implementation of the BHP Billiton Code of Business Conduct.

Panel members have been selected on the basis of their knowledge of and experience in contemporary aspects of ethics and culture that are relevant to the Group. The panel consists of both employees and external members and is chaired by the Group Executive and Chief People Officer.

Business Conduct Advisory Service

We have established a Business Conduct Advisory Service so that employees can seek guidance or express concerns on business-related issues and report cases of suspected misappropriations, fraud, bribery or corruption. Reports can be made anonymously and without fear of retaliation. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Levels of activity and support processes for the Business Conduct Advisory Service are monitored with activity reports presented to the Board. Further information on the Business Conduct Advisory Service can be found in the BHP Billiton Code of Business Conduct.

Political donations

We maintain a position of impartiality with respect to party politics and do not contribute funds to any political party, politician or candidate for public office. We do, however, contribute to the public debate of policy issues that may affect our business in the countries in which we operate.

SEC investigation

In FY2010, an internal investigation was commenced into allegations of possible misconduct involving interactions with government officials. Following requests from the US Securities and Exchange Commission, the Group has disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials. The Group is cooperating with the relevant authorities and the internal investigation is continuing. It is not possible at this time to predict the scope or duration of the investigation or its likely outcomes.

5.10 Market disclosure

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

To safeguard the effective dissemination of information we have developed a Market Disclosure and Communications document, which outlines how we identify and distribute information to shareholders and market participants.

A copy of the Market Disclosure and Communications document is available at www.bhpbilliton.com/aboutus/governance.

Copies of announcements to the stock exchanges on which we are listed, investor briefings, half-yearly financial statements, the Annual Report and other relevant information are posted to the Group’s website at www.bhpbilliton.com. Any person wishing to receive advice by email of news releases can subscribe at www.bhpbilliton.com.

5.11 Conformance with corporate governance standards

Our compliance with the governance standards in our home jurisdictions of Australia and the UK, and with the governance requirements that apply to us as a result of our New York Stock Exchange (NYSE) listing, is summarised in this Corporate Governance Statement, the Remuneration Report, the Directors’ Report and the financial statements.

The Listing Rules and the Disclosure and Transparency Rules of the UK Financial Services Authority require UK-listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, which are contained in Section 1 of the Combined Code (recently renamed the UK Corporate Governance Code), and explain the reasons for any non-compliance. The UK Corporate Governance Code is available at www.frc.org.uk/corporate/ukcgcode.cfm.

The Listing Rules of the ASX require Australian-listed companies to report on the extent to which they meet the Corporate Governance Principles and Recommendations published by the ASX Corporate Governance Council (ASX Principles and Recommendations) and explain the reasons for any non-compliance. The ASX Principles and Recommendations are available at www.asx.com.au/about/corporate_governance/index.htm.

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

Section 303A of the NYSE Listed Company Manual has instituted a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE rules, foreign private issuers, such as ourselves, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 and certain notification provisions contained in Section 303A of the Listed Company Manual. Section 303A.11 of the Listed Company Manual, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by US listed companies under the NYSE corporate governance standards. Following a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE Listed Company Manual followed by domestic issuers, the following significant differences were identified:

•

The NYSE rules require domestic listed companies to have a Compensation (Remuneration) Committee composed entirely of independent directors. The Board considers that all members of our Remuneration Committee are independent, however notes that the test of independence set out in the Board’s Policy on Independence differs in some respects from that prescribed by the NYSE. The NYSE rules permit the Group as a foreign private issuer to follow home practice rules, both in considering the independence of Directors and in the composition of its Remuneration Committee.

•

Our Nomination Committee’s Terms of Reference (charter) do not include the purpose of developing and recommending to the Board a set of corporate governance principles applicable to the corporation. While we have a Nomination Committee, it is not specifically charged with this responsibility. We believe that this task is integral to the governance of the Group and is therefore best dealt with by the Board as a whole.

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

5.12 Additional UK disclosure

The information specified in the UK Financial Services Authority Disclosure and Transparency Rules, DTR 7.2.6, is located elsewhere in this Annual Report. The Directors’ Report, at section 7.23, provides cross-references to where the information is located.

5.13 Controls and procedures

5.13.1 Management’s assessment of our internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the Group’s internal control over financial reporting based on the framework and criteria established in Internal Controls – Integrated Framework, issued by the Sponsoring Organisation of the Treadway Commission (COSO). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at 30 June 2010. There were no material weaknesses in the Group’s internal controls over financial reporting identified by management

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accounting firms, KPMG and KPMG Audit Plc, have issued an audit report on our internal control over financial reporting which is contained on page F-1 of this Annual Report.

There have been no changes in our internal control over financial reporting during the year ended 30 June 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.13.2 Principal Accountant fees and services

Fees billed

Refer to note 34 ‘Auditor’s remuneration’ in the financial statements for a description of the fees paid to, and the services provided by, our independent accountants.

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

An exception can be made to the above policy where such an exception is in our interests and appropriate arrangements are put in place to ensure the integrity and independence of the External Auditor. Any such exception requires the specific prior approval of our Risk and Audit Committee and must be reported to our Board. No exceptions were approved during the year ended 30 June 2010.

In addition, our Risk and Audit Committee approved no services during the year ended 30 June 2010 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

6 Remuneration Report

Using this Remuneration Report

The following guide is intended to help the reader to understand and navigate through this Remuneration Report, and to understand the linkages between BHP Billiton’s remuneration strategy and the remuneration outcomes for Directors and senior executives. All acronyms used in the Remuneration Report are defined on this contents page, or in the Glossary to the Annual Report.

Section		Subsection	What it covers	Page number
6.1	Message from the Remuneration Committee Chairman			168
6.2	Remuneration strategy	Remuneration principles	The key principles that underpin the Group’s remuneration strategy.	168
		Strategic alignment	Shows how BHP Billiton’s remuneration policy is linked to our strategic objectives, and how remuneration is structured to reinforce these linkages.	169
		Risk alignment	Explains how the structure of at risk remuneration encourages effective risk management and long-term decision-making by management.	171
		Performance alignment	Demonstrates the linkages between the Group’s earnings and Total Shareholder Return (TSR) performance and remuneration outcomes for members of the GMC.	171
6.3	Executive remuneration outcomes	Determining Total Remuneration	Describes how the Remuneration Committee determines remuneration outcomes for members of the GMC.	174
		Remuneration mix	Describes the core components of Total Remuneration and their different roles.	174
		Fixed remuneration	Details the components of GMC remuneration that are not at risk.	176
		Short-term incentives (STI)	Outlines the key features of the Group Incentive Scheme (GIS), and Key Performance Indicators (KPIs) and STI rewards for GMC members.	177
		Long-term incentives (LTI)	Outlines the key features of the Long Term Incentive Plan (LTIP), LTI rewards for GMC members, and proposed changes to the LTIP terms for FY2011.	182
		Share ownership guidelines	Describes the Group’s minimum shareholding requirements for the Chief Executive Officer (CEO) and other members of the GMC.	185
6.4	Executive remuneration	Senior management in FY2010	Shows details of the individuals comprising the Key Management Personnel (KMP), which are the GMC, with a summary of key service contract terms (including termination entitlements).	186
		Total remuneration: statutory disclosures	Provides total remuneration for GMC members calculated pursuant to legislative and accounting requirements.	186
		Equity awards	Sets out the interests of GMC members resulting from BHP Billiton’s remuneration programs (including those granted and vested during FY2010).	190
6.5	Remuneration Governance		Explains how the Board and Remuneration Committee make remuneration decisions, including the use of external remuneration consultants.	196
6.6	Aggregate Directors’ remuneration		The total remuneration provided to executive and non-executive Directors compared with the aggregate cap amount as approved by shareholders.	197
6.7	Non-executive Director arrangements	Non-executive Directors in FY2010	Shows details of the individual non-executive Directors in FY2010.	198
		Remuneration structure	Explains the basis on which non-executive Director remuneration is set and outlines the components.	198
		Retirement benefits	Details the retirement benefits payable to participating Directors under the now-closed Retirement Plan.	199
		Total remuneration: statutory disclosures	Provides total remuneration for non-executive Directors (calculated pursuant to legislative and accounting standards).	200

6.1 Message from the Remuneration Committee Chairman

Over the course of the year, executive remuneration has been a prominent topic with shareholders and policy makers, resulting in significant changes to corporate governance requirements. Against this background, the Committee continued to assess the effectiveness of our remuneration policy. We believe that it remains fundamentally sound.

Our remuneration policy is designed to deliver strong alignment of interests between the executives and the shareholder. Our policy reflects effective management of business risk and is consistent with the implementation of our business strategy. The assessment of performance is concluded through a balanced scorecard of measures encompassing financial performance, Health, Safety, Environment and Community (HSEC) together with effective capital deployment and individual performance. The total remuneration policy reflects the drivers of sustainable shareholder return, with the Long Term Incentive Plan (LTIP) providing direct alignment to the generation of superior shareholder returns.

For FY2011, we are proposing a small number of changes to the executive LTIP. The LTIP has been in place since 2004 with minimal alteration during a period of considerable industry change. The Committee completed a thorough review of the LTIP in FY2010. We concluded that the core structure of the plan is robust and remains appropriate. In particular, we concluded that performance assessed against relative TSR primarily based on our industry sector and that the challenging five-year performance measurement period should be retained.

The proposed enhancements to the LTIP reflect BHP Billiton’s portfolio and strategy today and strengthen the alignment of participants with the creation of sustainable shareholder value. Our review identified the need to address the inherent counter cyclicality and excess leverage in the plan. This is achieved by introducing some modest vesting at median and a second relative TSR benchmark measured against a general market index. The effect of the proposals will not weaken the performance requirements. Targets remain stretching, requiring material outperformance of both the sector and market index. The proposals will reduce the volatility of reward outcomes and reduce the maximum outcome in exchange for a higher possibility of some vesting.

As in prior years, we have strived to produce a Remuneration Report that is clear and concise, meeting regulatory requirements, providing you with the information required to assess the linkage between executive remuneration and company performance.

6.2 Remuneration strategy

This section outlines the overarching approach and framework that guides remuneration arrangements for senior executives, including the GMC members. Details of GMC membership are included in section 6.4.1.

6.2.1 Remuneration principles

The key principles of our remuneration policy are to:

•	support the execution of the Group’s business strategy in accordance with a risk-appetite that is appropriate for the organisation;

•	provide competitive rewards to attract, motivate and retain highly-skilled executives willing to work around the world;

•	apply demanding key performance measures, including financial and non-financial measures of performance;

•	link a large component of pay to our performance and the creation of value for our shareholders;

•	ensure remuneration arrangements are equitable and facilitate the deployment of people around our businesses;

•	limit severance payments on termination to pre-established contractual arrangements (which do not commit us to making any unjustified payments).

The Remuneration Committee is confident that these principles, which were applied in the year under review and are expected to be applied in FY2011 and beyond, continue to meet the Group’s objectives.

6.2.2 Strategic alignment

The Remuneration Committee recognises that we operate in a global environment and that our performance depends on the quality of our people. Remuneration is used to reinforce the Group’s strategic objectives, and the committee keeps the remuneration policy under regular review to ensure it is appropriate for the needs of the Group.

The diagram below illustrates how BHP Billiton’s remuneration policy is linked to the six key drivers of our strategy and how the remuneration structures for executives (including the members of the GMC) serve to support and reinforce these linkages.

NON-FINANCIAL		FINANCIAL			
	PEOPLE	**LICENCE TO OPERATE**	**WORLD-CLASS ASSETS**	**FINANCIAL STRENGTH AND DISCIPLINE**	**PROJECT PIPELINE**	**GROWTH OPTIONS**
Drivers of strategy	The foundation of our business is our people. Talented and motivated people are our most precious resource.	We depend on key safety and environmental imperatives and on our ability to operate within our Code of Business Conduct.	Maintaining high-quality assets and managing them in the most effective and efficient way.	Balancing financial flexibility with the cost of finance in effective capital management programs.	Focus on delivering an enhanced resource endowment to underpin future generations of growth.	Looking beyond the project pipeline to pursue new growth options.
Supported by remuneration policy	We provide competitive rewards to attract, motivate and retain highly skilled executives willing to work around the world.	Remuneration frameworks reward strong performance in the areas of health, safety, environment and community development.	Remuneration frameworks reward achievement of demanding financial performance targets, driving superior results across the Group.		Consistent with our long-term strategic focus, performance measures are linked to long-term growth. This rewards executives for delivering sustainable returns and avoiding excessive risks.	
Enacted through remuneration structures	• GMC base salaries are aligned with comparable roles in global companies of a similar size and complexity. Base salaries for other executives are market competitive within each geography, and equitable across the Group. • Further rewards are available to executives for performance against all *at risk* components of remuneration. The *at risk* components serve the dual purpose of: – incentivising and rewarding executives for exceptional performance; and – promoting retention and rewarding loyalty.	• 15% of STI for GMC members is measured against health, safety, environment and community development measures. • The Group's performance in the areas of health, safety, environment and community development impacts STI outcomes for all executives. • The Remuneration Committee has an overriding discretion to reduce incentive outcomes to reflect below-target safety or environmental performance.	• STI outcomes for the GMC are weighted towards achievement of challenging financial KPIs linking remuneration to the performance of BHP Billiton's assets and capital management programs: – Profit After Tax (adjusted for foreign exchange, price and exceptional items) and Earnings Before Interest and Tax – 25% to 50% weighting. – Capital management (cost and schedule) 10% to 15% weighting. • 'On target' performance against the KPIs delivers a cash STI reward of 80% of base salary. The maximum cash award of 160% is rarely awarded, and is only available where all non-financial and financial targets are fully achieved. • Cash STI rewards are matched by an award of BHP Billiton equity, which is deferred for two years providing an appropriate focus on the longer-term time frame, even in regard to annual STI rewards.		• The LTIP operates over a long-term horizon. Performance Shares are tested over a five-year performance period. • The LTIP links a significant component of pay for executives to the delivery of superior returns. – Executives only derive value from their LTIP awards where BHP Billiton performs strongly relative to comparator companies in growing its TSR. – Full vesting under the LTIP only occurs where BHP Billiton's TSR outperforms the index TSR by more than 30% over a five-year period. • The Minimum Shareholding Requirement was increased in July 2010 to 300% of annual gross base salary for the CEO and 200% for other GMC members to ensure executives and shareholders interests remain aligned. • Executives are prohibited from hedging any unvested equity and any shares that are held as part of the Minimum Shareholding Requirement.

6.2.3 Risk alignment

The global financial crisis has heightened the focus on risk management within organisations, and in particular on remuneration frameworks that work to ensure executives take a long-term approach to decision-making - minimising activities that focus only on short-term results at the expense of longer term business growth and success.

The Remuneration Committee has considered the ways in which risk management is reflected throughout BHP Billiton’s reward structure for all executives, and is satisfied that it reinforces the desired behaviours. This is largely achieved through the Group’s approach to STI and LTI rewards, which comprise a significant portion of remuneration for the GMC.

The equity component of STI rewards is deferred for a two-year period, and performance under the LTIP is measured over a five-year period. The actual rewards received by members of the GMC therefore reflect the Group’s performance and share price over an extended period.

In addition, STI and LTI outcomes are not driven by a formulaic approach. The Remuneration Committee applies a qualitative judgement to determining STI rewards and to vesting under the LTIP, and may determine that rewards not be provided in circumstances where the committee determines it to be inappropriate or would provide unintended outcomes. The Remuneration Committee does not apply any discretion to allow vesting when performance hurdles have not been satisfied.

6.2.4 Performance alignment

While the Board recognises that market forces necessarily influence remuneration practices, it strongly believes that the fundamental driver behind our remuneration structure is business performance. Accordingly, while target remuneration is structured to attract and retain executives, the amount of remuneration actually received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value.

Short-term performance indicators and outcomes

An individual scorecard of measures is set for each executive at the commencement of each financial year. These scorecards include the key financial and non-financial measures that the Board believes will drive BHP Billiton’s performance. At the conclusion of the financial year, each individual’s achievement against their measures is assessed by the Remuneration Committee and Board and their cash STI reward is determined. This is matched with an allocation of Deferred Shares or Options (or a combination of the two), to which the individual will not have access for two years (unless they leave the Group under specific circumstances).

The relationship between STI rewards and the performance of the Group over the past five years indicates the success of our remuneration strategy in aligning executive rewards with shareholder interests (as shown in the graphs below). Further details of the Group’s Attributable Profit and Basic Earnings per Share over the past five years can be found in section 3 of this Annual Report (including descriptions of these terms).

Long-term performance indicators and outcomes

Under the LTIP, vesting outcomes are directly linked to BHP Billiton’s relative TSR performance, which is a measure of share price and dividend performance as described in the table in section 6.3.5. As detailed in that section, the LTIP runs over a performance period of five years. The performance hurdle requires BHP Billiton’s TSR to exceed the weighted median TSR of a group of peer companies by 5.5 per cent per annum (on average over the five years) which is 30.7 per cent over five years. Details of the comparator group companies are set out in section 6.4.3.

The performance period is an important design feature for the Group, as the Remuneration Committee believes it reflects not only the long-term nature of our business, but gives sufficient time to ensure that there is real alignment with shareholders.

2004 allocations under the LTIP – vested in FY2010

The current LTIP was introduced in 2004, with the first five-year performance period finishing on 30 June 2009 and vesting occurring in August 2009. The vested amounts for each GMC member are shown in section 6.4.3.

Over the performance period, BHP Billiton’s TSR was 220 per cent. In contrast, the average TSR for the peer group against which the Group’s performance was measured was 71.8 per cent. The impact of our performance was to add US$80.6 billion of shareholder value from 1 July 2004 to 30 June 2009 over and above performance in line with the average of the peer group.

2005 allocations under the LTIP – tested to the end of FY2010

BHP Billiton’s TSR performance from 1 July 2005 to 30 June 2010 was assessed by the independent adviser to the Remuneration Committee as 187.7 per cent compared with an average TSR performance for the comparator group companies of 113.6 per cent. This outperformance of 74.1 per cent based on BHP Billiton’s 1 July 2005 market capitalisation of US$80 billion represents outperformance of US$59.2 billion (over and above performance in line with the average of the peer group).

The Remuneration Committee has considered the TSR outcome in the context of Group financial performance over the five-year performance period and determined that the recorded TSR outperformance is a genuine reflection of BHP Billiton’s underlying financial outperformance. This qualitative judgement, which is applied before vesting is confirmed, is an important risk management aspect to ensure that vesting is not simply driven by a formula which may give unexpected or unintended remuneration outcomes.

The graphs below highlight BHP Billiton’s strong comparative performance against the LTIP comparator group companies and the ASX 100 and FTSE 100. Further details of the Group’s share price and dividends performance over the past five years can be found in sections 1.4.1 and 11.4 of this Annual Report.

6.3 Executive remuneration outcomes

This section describes how executive remuneration is determined annually by the Remuneration Committee and Board. This information is designed to provide a complementary ‘shareholder-friendly’ view of remuneration, in addition to the statutory and accounting view of remuneration as set out in section 6.4.2.

The information in this section demonstrates how the remuneration strategy (as described in section 6.2) translates into practice for the members of the GMC (as listed in section 6.4.1), and the basis for change (if any) in each remuneration component.

6.3.1 Determining Total Remuneration

The Remuneration Committee considers the appropriate level of Total Remuneration for each member of the GMC by examining the total reward provided to comparable roles in organisations of similar global complexity, size and reach. Total Remuneration comprises the components set out in the table in section 6.3.2 below.

Each year, the committee’s independent adviser, Kepler Associates, sources and consolidates relevant remuneration data for appropriate roles, based on their analysis of relevant organisations and markets. The adviser prepares a comparison to current GMC remuneration, but does not make specific recommendations regarding individual executives’ remuneration. From this market comparison, the Remuneration Committee determines the appropriate Total Remuneration level for each individual, taking into account their location, skills, experience and performance within the Group.

For more information on the services provided to the Remuneration Committee by Kepler Associates, please refer to section 6.5.

6.3.2 Remuneration mix

The committee then considers the appropriate mix and weighting of different remuneration components which make up each individual’s Total Remuneration package. The remuneration package for each GMC member includes fixed and at risk components, which are designed to deliver appropriate ‘pay’ over a one to five year time horizon. At risk components are subject to performance conditions and to ongoing service.

The components of Total Remuneration which are considered by the committee are shown in the table below. More detail in regard to each component is included in the following sections.

Component	Principles and Policy
Fixed remuneration

Base salary	• Reviewed annually relative to comparable roles in global companies of similar complexity, size and reach.

Pension/retirement benefits

•        Stated as a percentage of base salary.

•        Provided to new entrants under defined contribution plans. Employees in legacy defined benefit plans continue to accrue benefits in those plans for past and future service unless they have elected to transfer to a defined contribution plan.

Other benefits	• Non-pensionable benefits such as medical and life insurances.

At risk remuneration

Short-term incentive (STI)

•        The committee determines a target STI as a percentage of base salary, which is intended to support a high-performance culture.

•        An actual award will only be provided to the extent that pre-determined performance conditions are satisfied as described in section 6.3.4. These performance conditions motivate short-term performance linked to business strategy. Any cash STI is paid following the end of the financial year.

•        The value of any cash award is matched with an allocation of Deferred Shares or Options (or a combination), which generally vest two years after the end of the financial year (subject to a service condition). This deferral in shares is intended to strengthen alignment with shareholders’ interests and ensure that business results are sound.

Long-term incentive (LTI)

•        An annual LTI award is determined which is appropriate to the long-term nature of business decision-making.

•        LTI is provided as Performance Shares which vest five years after the end of the financial year only if the relative TSR performance hurdle has been satisfied and service conditions are met (as described in section 6.3.5).

The Remuneration Committee assesses Total Remuneration target opportunities on an aggregate basis before determining the level of each remuneration component. The delivery time frame of each component varies, so the Total Remuneration determined by the Remuneration Committee in August 2009 consisted of:

•	A review of base salary and other fixed remuneration effective from 1 September 2009 as described in section 6.3.3;

•

A target STI for the 2010 financial year, with performance assessed in August 2010 as described in section 6.3.4. Cash awards will be provided in September 2010, and Deferred Shares and/or Options are expected to be allocated in December 2010 following the Group’s 2010 Annual General Meetings;

•	An LTI award of Performance Shares was allocated in December 2009, as described in section 6.3.5, following the Group’s 2009 Annual General Meetings.

The following diagram illustrates the relative proportion of these components for the members of the GMC. The average mix for the GMC members is shown below, comparing actual Total Remuneration received, to the mix that would have applied if the maximum at risk rewards had been earned.

6.3.3 Fixed remuneration

Fixed remuneration at BHP Billiton comprises base salary together with retirement and other benefits. Fixed remuneration is not at risk. It is determined relative to comparable roles in global companies of similar complexity, size and reach, but set within the Total Remuneration mix with reference to an individual’s responsibilities, location, performance, qualifications and experience within the Group.

Base salary

Base salary is generally reviewed annually and effective from 1 September each year. The following table shows the base salary provided to each GMC member in the currency in which they were determined by the Remuneration Committee at the time of each review (salaries are shown in US dollars unless otherwise noted). The Remuneration Committee determined that from 1 September 2009 all GMC salaries would be expressed in US dollars.

Non-statutory table: Base salary amounts in the table below are effective 1 September and are not linked to any specific financial year. They therefore do not match with the 1 July 2009 to 30 June 2010 salaries shown in section 6.4.2

Name	1 September 2008 base salary		1 September 2009 base salary
Marius Kloppers (1)		1,979,500	2,038,885
Alberto Calderon		1,056,602	1,057,000
Andrew Mackenzie		£550,000	1,057,000
Marcus Randolph		1,182,751	1,182,751
Alex Vanselow	A$	1,337,500	1,057,000
Karen Wood	A$	1,043,250	930,000
J Michael Yeager		1,148,549	1,190,000

Note

(1)	Base salary for Marius Kloppers was increased by three per cent in October 2008, to US$2,038,885. This increase was an amount that the Board held back in relation to Mr Kloppers’ appointment as CEO in October 2007. The Board decided to review the application of that amount after he had served one year in office, subject to performance, and it was subsequently provided from October 2008. Mr Kloppers did not receive an increase in base salary in September 2009.

Retirement benefits

As part of fixed remuneration, all GMC members are entitled to retirement benefits under defined contribution plans (for all new entrants) and legacy defined benefit plans. The table below sets out the retirement benefits payable to each individual.

Name	Pension entitlement (1)	% of base salary
Marius Kloppers (2)	Defined Contribution	40.0
Alberto Calderon	Defined Contribution	35.0
Andrew Mackenzie	Defined Contribution	36.0
Marcus Randolph	Defined Contribution	34.0
Alex Vanselow	Defined Benefit	38.0
Karen Wood	Defined Contribution	34.4
J Michael Yeager	Defined Contribution	35.8

Notes

(1)	Individuals are given a choice of funding vehicles: a defined contribution plan, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash payment in lieu.

(2)	Prior to his appointment as CEO and under the terms of a pre-existing contract, Marius Kloppers had the choice of a (1) ‘defined benefit’, (2) ‘defined contribution’ underpinned by a defined benefit promise, or (3) ‘cash in lieu’ pension entitlement for each year since 1 July 2001. He elected to take cash in lieu for each year except for FY2004 when he elected to take a defined contribution entitlement with a defined benefit underpin. Mr Kloppers retains the option to convert the entitlement accrued in the defined contribution fund to a defined benefit entitlement. In the past, since the value of his defined contribution entitlement has exceeded the transfer value of the defined benefit underpin that he would be entitled to should he revert to the defined benefit promise, the entitlement was treated on a defined contribution basis. However, as measured at 30 June 2010, the transfer value of the underpin (US$531,108) was greater than the defined contribution fund (US$428,292). BHP Billiton expects that over the long term the value of the defined contribution element will revert to being in excess of the transfer value of the underpin and therefore continues to treat the entitlement on a defined contribution basis. Upon his succession as CEO on 1 October 2007, Mr Kloppers relinquished all future defined benefit entitlements.

Shareplus all-employee share purchase plan

Like all permanent employees, members of the GMC are eligible to participate in Shareplus, an all-employee share purchase plan. Participants in Shareplus contribute from their post-tax base salary (capped at US$5,000 per year) to acquire shares in BHP Billiton. Each of the GMC members chose to contribute the maximum allowable amount to the plan from their post-tax salary in FY2010.

Provided the participant remains employed by BHP Billiton on the third anniversary of the shares being acquired, the plan provides for a matching grant of shares on a 1:1 basis (‘Matching Shares’). The accounting value of the rights acquired is included in remuneration over the share purchase period (as per the table in section 6.4.2).

The first grant of Matching Shares was made to participants (including the members of the GMC) on 1 April 2010, and details of the resulting share holdings for GMC members are shown in section 6.4.3. Further details regarding Shareplus are set out in note 32 of this Annual Report.

6.3.4 Short-term incentives

STI targets are set at the beginning of each financial year, with actual STI rewards determined at the end of each year under the Group Incentive Scheme (GIS).

The GIS rewards the executives for achieving annual goals in regard to critical KPIs of the Group. Each individual has a scorecard of measures that are linked to achievement of the business strategy and financial outcomes and also individual non-financial objectives reflecting their contribution to the business and the management team. The Board believes this method of assessment is transparent, rigorous and balanced, and provides an appropriate and objective assessment of performance.

Cash awards are paid in September following the release of the Group’s annual results. The rules of the GIS outline the circumstances in which participants may be entitled to a cash award for the financial year in which they cease employment. Such circumstances depend on the reason for leaving. The only circumstances in which the Remuneration Committee has considered using its discretion to allow members of the GMC to receive a cash award in event of departure is for those individuals who have retired or are retiring.

The value of any cash award is matched by an equivalent face value of Deferred Shares (or an approximately equivalent value of Options, or a combination of the two, at the election of the participant). Deferred Shares and Options are allocated in December after the Annual General Meetings. Allocations to the CEO are subject to shareholder approval.

Deferral of short-term incentives

Each Deferred Share and each Option is a conditional right to acquire one ordinary BHP Billiton share upon satisfaction of the vesting conditions. It will not deliver any value to the holder for at least two years from the end of the financial year (unless the executive’s employment with the Group ends earlier in specific circumstances such as on death, serious injury, disability or illness, retirement and redundancy/retrenchment). The Remuneration Committee regards it as an important principle that Deferred Shares and Options will be forfeited by the individual in specific circumstances, including if they resign from the Group without the committee’s consent (or are terminated for cause) within the two-year vesting period. Deferred Shares are not ordinary shares, and do not carry entitlements to ordinary dividends or other shareholder rights. Dividends are not received by the executives during the vesting period. A Dividend Equivalent Payment (as described in section 6.4.2) will be provided when the vesting period is over and the executive exercises their Deferred Shares and/or Options. This payment is not made in relation to any securities that are forfeited during the vesting period.

Deferred Shares that vest may be exercised at no cost to the participant. Options have an exercise price which reflects the market price of BHP Billiton shares at the time of allocation, and a greater number of Options are therefore allocated if an executive chooses this alternative. The terms of the GIS prohibit participants from entering into hedge arrangements in respect of unvested Deferred Shares and Options. Upon vesting, Deferred Shares and Options may be exercised subject to the Securities Dealing Procedure (as described in section 6.5).

The following diagram illustrates the operation and timeline of the GIS in relation to STI rewards determined as part of Total Remuneration in August 2009 (as described in section 6.3.2). Two years will elapse between the assessment of performance against KPIs in August 2010 and the vesting of any deferred portion of STI rewards in August 2012.

Determining STI outcomes

The key measures for the GMC in FY2010, and the level of achievement against Group measures are set out below. The Remuneration Committee believes that the KPIs set, and the relative weightings given to the different categories of KPI, effectively incentivise short-term performance.

For the Group CEO and the other Group Executives, all measures are assessed on a Group basis. For the Business CEOs, the weighting of assessment for the non-financial measures is equally split between the Group and the businesses for which they are responsible.

FY2010 key performance indicators	Weighting for Group CEO	Weighting for Business CEOs(1)	Weighting for other Group Executives (2)	FY2010 assessment for Group-based measures (3)
Health, Safety, Environment and Community (HSEC) - Total Recordable Injury Frequency (TRIF)	15%	15%	15%	Overall performance in HSEC was considered to be between Threshold and Target reflecting the disappointing safety performance in 2010. The Sustainability and Remuneration Committees reviewed performance including the existence and cause of the five fatalities that occurred during the year. (4) Positive progress was made on key Health and Environment initiatives.

Profit After Tax (adjusted for foreign exchange, price and exceptional items)	50%	25%	25%	Performance was considered to be between Target and Stretch, reflecting positive outcomes against targets, primarily in respect of product volumes and cost management.

Adjusted EBIT for the businesses for which the Business CEO is responsible	—	25%	—	Performance was considered to be between Target and Stretch, reflecting positive outcomes against targets, primarily in respect of product volumes and cost management.

Capital management - cost and schedule	15%	15%	10%	Overall performance was between Target and Stretch for a portfolio of 11 major projects. This reflected all projects essentially working to schedule. One project experienced cost overruns while all others delivered to capital target or under.

Individual measures based on contribution to management team, key project deliverables of each role, business and industry leading initiatives, etc	20%	20%	50%	Personal performance of the CEO and other members of the GMC was strong across the range of personal measures.

Notes

1)	Applicable weightings for Andrew Mackenzie, Marcus Randolph and Michael Yeager.
2)	Applicable weightings for Alberto Calderon, Alex Vanselow and Karen Wood.
3)	A performance range is set for each measure with the level of performance against each KPI determined as:

•	Threshold: the minimum necessary to qualify for any reward.

•	Target: where the performance requirements are met.

•	Stretch: where the performance requirements are exceeded.

•	Exceptional: where the performance requirements are significantly exceeded.

4)	In light of the five fatalities during the year, the CEO proposed to the Remuneration Committee that his outcome in relation to HSEC be reduced to zero. This proposal was accepted by the committee.

For FY2011, GMC scorecards will continue to be based on health and safety, financial measures, capital management and individual performance as shown below.

FY2011 key performance indicators	Weighting for Group CEO	Weighting for Business CEOs	Weighting for other Group Executives
HSEC(1) - The HSEC measures will reflect a holistic approach towards sustainable performance. The measures shall include a continued focus on safety and the risk management of fatalities and significant environmental events. All operations shall complete Human Rights impact assessments under the Articles of the United Nations Universal Declaration of Human Rights	15%	15%	15%

Profit After Tax (adjusted for foreign exchange, price and exceptional items)	50%	25%	35%

Adjusted EBIT for the businesses for which the Business CEO is responsible	—	25%	—

Capital management - cost and schedule	15%	15%	10%

Individual measures based on contribution to management team, key project deliverables of each role, business and industry leading initiatives, etc	20%	20%	40%

Note

(1)	The Sustainability Committee will evaluate GMC overall and individual GMC Member HSEC performance on a holistic basis taking reports from HSEC, Group Audit Services and other parties as appropriate. Such information will include assessment of performance relative to appropriate competitive organisations where such data is available.

Actual STI provided for FY2010 performance

STI targets for FY2010 were set by the Remuneration Committee in August 2009 as part of Total Remuneration as described in section 6.3.2. The target cash award was 80 per cent of base salary for all members of the GMC, with a maximum cash award of 160 per cent of base salary for exceptional performance against all scorecard measures.

The following table shows the amount of at risk remuneration provided by the Board as STI in cash (in September 2010) and in Deferred Shares and/or Options (to be allocated in December 2010) as a result of Group, business and individual performance against scorecard objectives during FY2010 (with FY2009 comparative data shown in the currency in which each STI was determined).

As described above, the amount shown below in Deferred Shares and/or Options has not yet provided any value to the executives, as they can generally not be exercised for at least two years from the end of the relevant financial year (i.e. the FY2010 awards are expected to vest in August 2012). The number and value of Deferred Shares and/or Options which vested with executives during FY2010 is shown in section 6.4.3.

Average STI rewards for GMC members over the last five years are graphed against the Group’s earnings in section 6.2.4.

Non-statutory table: Cash STI rewards shown below are the same as those reported in section 6.4.2, but this table shows the market value of the Deferred Shares and/or Options at the time of allocation. STI rewards are shown in the currency in which they were determined, which is in US dollars unless otherwise noted (rather than amortising the US dollar accounting value of each award over the relevant performance and service periods as per accounting standards).

Name	FY 2009 Cash		FY 2009 Deferred Shares and Options(1)		FY 2009 Total		% of max FY 2009	FY 2010 Cash	FY 2010 Deferred Shares and Options(1)	FY 2010 Total	% of max FY 2010
Marius Kloppers		1,732,726		1,732,726		3,465,452	53.1	2,330,527	2,330,527	4,661,054	71.4
Alberto Calderon		1,014,338		1,014,338		2,028,676	60.0	1,129,066	1,129,066	2,258,132	66.8
Andrew Mackenzie(2)		£310,750		£310,750		£621,500	56.5	1,120,620	1,120,620	2,241,240	66.3
Marcus Randolph		927,277		927,277		1,854,554	49.0	1,309,945	1,309,945	2,619,890	69.2
Alex Vanselow	A$	1,123,500	A$	1,123,500	A$	2,247,000	52.5	1,120,610	1,120,610	2,241,220	66.3
Karen Wood	A$	959,790	A$	959,790	A$	1,919,580	57.5	985,967	985,967	1,971,934	66.3
J Michael Yeager		1,102,607		1,102,607		2,205,214	60.0	1,336,407	1,336,407	2,672,814	70.2
Total						n/a				18,666,284
Average (3)							55.5				68.1

Notes

(1)	The Deferred Shares and/or Options are of a matching value to the corresponding cash award. The actual number of Deferred Shares allocated is determined by dividing the relevant value by the share price at the time of allocation. The number of Options required to provide an approximately equivalent value will also be determined (should any members of the GMC nominate this alternative, or a combination of Deferred Shares and Options) based on a valuation calculated by Kepler Associates.

(2)	Andrew Mackenzie joined BHP Billiton in November 2008 and his FY2009 STI outcome therefore reflects a partial year only.
(3)	The average percentage of maximum is graphed against Group earnings in section 6.2.4.

Details of the interests held in BHP Billiton by members of the GMC as a result of participation in the GIS are provided in section 6.4.3.

6.3.5 Long-term incentives (LTI)

An allocation of Performance Shares is determined within Total Remuneration and provided to each member of the GMC under the Group’s Long Term Incentive Plan (LTIP). The Remuneration Committee determines LTIP awards by assessing the quantum required to provide market competitive Total Remuneration once base salary and STI targets have been determined. The number of Performance Shares provided is then based on the Expected Value of a Performance Share (being a multiple of the share price).

The purpose of the LTIP is to focus management’s efforts on the achievement of sustainable long-term growth and success of the Group (including appropriate management of business risks) and to align senior executive rewards with sustained shareholder wealth creation through the relative TSR performance hurdle. TSR is defined in the table below.

Each Performance Share is a conditional right to acquire one ordinary BHP Billiton share upon satisfaction of the vesting conditions. It will therefore not provide any value to the holder for at least five years from the end of the financial year. The Remuneration Committee regards it as an important principle that Performance Shares will be forfeited by the individual in specific circumstances, including if they resign from the Group without the committee’s consent (or are terminated for cause) within the five-year vesting period. Performance Shares are not ordinary shares, and do not carry entitlements to ordinary dividends or other shareholder rights. Dividends are not received by the executives during the vesting period. A Dividend Equivalent Payment (as described in section 6.4.2) will be provided when the vesting period is over and the executive exercises their Performance Shares. This payment is not made in relation to any securities that are forfeited during the vesting period.

Upon vesting, Performance Shares become exercisable (at no cost to the participant) in accordance with the terms of grant and BHP Billiton’s Securities Dealing Procedure (as described in section 6.5). The terms of the LTIP prohibit participants from entering into hedge arrangements in respect of unvested Performance Shares. The following table provides details of the terms for LTI awards granted in FY2010, and those proposed for FY2011 under a revised LTIP, which is subject to shareholder approval at the 2010 Annual General Meetings.

Current and Proposed LTIP Terms

Terms	LTI granted in FY2010 (granted in December 2009)	Proposed LTI terms for FY2011 (December 2010)
Duration of performance period	• Five years.	• No change

Performance measure

•       BHP Billiton’s TSR relative to TSR of comparator companies. TSR measures the return delivered to shareholders over a certain period through the change in share price and any dividends provided (which are assumed to be reinvested in BHP Billiton shares for the purposes of the calculation).

• No change

Averaging period for measuring TSR performance	• TSR for BHP Billiton and for each of the peer companies is averaged over a three-month period to help ensure that short-term fluctuations in the market do not affect the vesting results.	• The averaging period will be doubled to six months as added security against short-term price fluctuations. This extended period will not come into effect until FY2012.

Comparator companies (Index)	• Sector peer group.

•       Sector peer group (determines vesting of 67% of the Performance Shares).

•       Broad stock market group (determines vesting of 33% of the Performance Shares), being the Morgan Stanley Capital Index World – a market capitalisation index that monitors performance of 1,500 stocks from around the world.

Terms	LTI granted in FY2010 (granted in December 2009)	Proposed LTI terms for FY2011 (December 2010)
Sector peer group composition	• Weighted 75% to mining and 25% to oil and gas.	• No change to weightings. Current oil and gas component expanded to include major companies, with a cap and collar mechanism to reduce sensitivity to any single constituent company.

Vesting scale

•       For all Performance Shares to vest, BHP Billiton’s TSR must exceed the Index TSR by an average of 5.5% per annum, which equates to exceeding the average TSR over the five-year performance period by more than 30%.

• No change

	• No Performance Shares vest if BHP Billiton’s TSR is at or below the Index TSR.	• 25% of the Performance Shares vest if BHP Billiton’s TSR is at the Index TSR. • No Performance Shares vest if BHP Billiton’s TSR is below the Index TSR.

	• Vesting occurs on a sliding scale between the two points described above.	• No change.

Other vesting conditions

•       In the event that the Remuneration Committee does not consider the level of vesting that would otherwise apply based on the Group’s achievement of the TSR hurdle to be a true reflection of the long-term financial performance of the Group, it retains the discretion to lapse some or all of a participant’s Performance Shares. This is an important mitigator against the risk of unintended vesting outcomes.

• No change

•       For grants from FY2010, the Remuneration Committee also has the capacity to determine that vesting not be applied for any particular participant(s), should they consider that individual performance or other circumstances makes this an appropriate outcome. It is anticipated that this power would only be exercised in exceptional circumstances.

• No change

Retesting if performance hurdle not met	• Not permitted.	• No change

Maximum award each financial year	• An award not exceeding 200% of base salary at Expected Value. The Board determines an appropriate allocation for each individual each year.	• No change

•       Expected Value is the outcome weighted by probability, and takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation (through a Monte Carlo simulation model). The valuation methodology also takes into account other factors, including volatility and forfeiture risk (including through failure to meet the service conditions).

• No change

Terms	LTI granted in FY2010 (granted in December 2009)	Proposed LTI terms for FY2011 (December 2010)

•       Expected Value has been used because it enables the Remuneration Committee to determine LTI awards within target Total Remuneration, ensuring that awards are externally competitive (as described in section 6.3.1).

• No change
• The Expected Value of each Performance Share (as calculated by Kepler Associates) is 31% of the market value of one ordinary BHP Billiton Limited or BHP Billiton Plc share at the allocation date.

•       The Expected Value of each Performance Share under the proposed LTIP has been calculated by Kepler Associates as 41% of the market value of one ordinary BHP Billiton Limited or BHP Billiton Plc share at the relevant time.

Exercise period and Expiry Date	• Vested Performance Shares are able to be exercised for five years from the date that vesting is determined, with an Expiry Date at the date prior to the fifth anniversary of vesting.	• No change
Treatment on departure

•       The Remuneration Committee regards it as an important principle that where a participant resigns without the committee’s consent or their employment is terminated for cause, they forfeit the entitlement to their unvested Performance Shares.

• No change

•       The rules of the LTIP provide that should a participant cease employment in specific circumstances, such as retirement, and with the consent of the committee, they would retain entitlements to a portion of the Performance Shares that have been granted, but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the start of the relevant performance period to the date of departure and, after the employee’s departure, would only vest and become exercisable to the extent that the performance hurdles are met. This ensures that any benefit received by the individual remains linked to their contribution to ongoing Group performance.

• No change
	• If a participant’s employment ends due to death or disability, the Remuneration Committee may choose to allow retention and immediate vesting of all of the participant’s Performance Shares.	• No change

Details of the interests held in BHP Billiton by members of the GMC as a result of participation in the LTIP are provided in section 6.4.3.

FY 2010 LTI granted in December 2009

The following table shows the LTI awards determined by the Remuneration Committee as part of Total Remuneration for FY2010 and provided as an award of Performance Shares in December 2009 to drive long-term performance of the Group over a five-year period (with comparative data showing December 2008 LTI awards).

FY2011 awards are yet to be determined. Approval for an allocation of Performance Shares for the CEO will be sought from shareholders at the 2010 Annual General Meetings and all FY2011 LTIP awards for members of the GMC will be notified to shareholders when provided in December 2010.

The Expected Value of the LTI awards as calculated by Kepler Associates, takes the performance hurdle into account along with other factors as described in the table above. The Expected Value is used to represent the forecast remuneration outcomes from the LTIP for the GMC members. The number and value of Performance Shares which vested with executives during FY2010 is shown in section 6.4.3.

The December 2009 LTI grants will not provide any value to the executives until at least August 2014. In order for any benefit to be obtained by the executives from the Performance Shares, the relative five-year TSR performance hurdle must be achieved over the period from 1 July 2009 to 30 June 2014, and the individual must remain employed by the Group (unless they leave the Group in specific circumstances as described in the table above).

Non-statutory table: LTI awards shown below are included in the table in section 6.4.2, but this table shows the Expected Value of the awards as described above in the currency in which they were determined, which is in US dollars unless otherwise noted (rather than amortising the US dollar accounting value of each award over the relevant performance and service periods as per accounting standards).

Name	Number of Performance Shares allocated in December 2008	December 2008 Expected Value(1)		% of max December 2008(3)	Number of Performance Shares allocated in December 2009	December 2009 Expected Value(2)	% of max December 2009(3)
Marius Kloppers	500,000		2,756,985	67.6	250,000	2,864,636	70.3
Alberto Calderon	225,000		1,090,165	51.6	120,000	1,150,279	54.4
Andrew Mackenzie(4)	225,000		£739,350	67.2	120,000	1,150,279	54.4
Marcus Randolph	225,000		1,240,643	52.4	120,000	1,375,025	58.1
Alex Vanselow	225,000	A$	1,918,125	71.7	120,000	1,375,025	65.0
Karen Wood	175,000	A$	1,491,875	71.5	90,000	1,031,269	55.4
J Michael Yeager	225,000		1,240,643	54.0	120,000	1,375,025	57.8
Total	1,800,000		n/a		940,000	10,321,538
Average				62.3			59.4

Notes

(1)	December 2008 Expected Values are calculated by multiplying the closing share price on the grant date (being A$27.50 for BHP Billiton Limited shares and £10.60 for BHP Billiton Plc shares) by the Expected Value multiple of 31% (as determined by Kepler Associates), converted to US dollars on the allocation date where the executive’s salary is expressed in US dollars. The Expected Value for each executive therefore reflects the number of Performance Shares allocated, the entity over which they apply and the relevant exchange rates (where applicable).
(2)	December 2009 Expected Values are calculated by multiplying the closing share price on the grant date (being A$40.65 for BHP Billiton Limited shares and £19.06 for BHP Billiton Plc shares) by the Expected Value multiple of 31% (as determined by Kepler Associates), converted to US dollars on the allocation date. The Expected Value for each executive therefore reflects the number of Performance Shares allocated, the entity over which they apply and the relevant exchange rates (where applicable).
(3)	The maximum award is an Expected Value of 200% of base salary for the relevant year (as set out in the previous section).
(4)	As the purpose of this table is to show allocations which are part of annual Total Remuneration, the December 2008 amounts shown for Andrew Mackenzie do not include an additional 100,839 Performance Shares provided to him in relation to the commencement of his employment with BHP Billiton, reflecting securities from his previous employer which he relinquished on resignation. Details of those Performance Shares, and other awards provided on commencement are provided in section 6.4.2.

6.3.6 Share ownership guidelines

The CEO is required to hold 300 per cent of (i.e. 3 times) one year’s after-tax base salary in BHP Billiton securities under the Group’s Minimum Shareholding Requirements policy. For other members of the GMC, the minimum requirement is 200 per cent of (i.e. 2 times) after-tax base salary. The value of the securities for the purposes of the policy is the face value of the underlying shares. All of the members of the GMC currently hold sufficient securities to meet the requirements.

Under the policy, employees are not required to meet the holding requirement before awards are allocated to them, but if they are not holding the required number of shares at the time of exercise of an award, then they will be prohibited from selling all of the underlying shares on exercise. GMC members are also not allowed to hedge or otherwise protect the value of unvested securities and must receive consent from BHP Billiton to hedge any vested securities (as set out in more detail in section 6.5).

During FY2010, the Remuneration Committee determined a change to the policy for GMC members to strengthen their alignment with shareholders interests. Effective from 1 July 2010, the holding requirements will instead be calculated on the basis of pre-tax (gross) salary.

6.4 Executive remuneration

This section provides full details of service contract terms, total remuneration and equity holdings for members of the GMC.

6.4.1 Senior management in FY2010

Australian Accounting Standards and International Financial Reporting Standards require BHP Billiton to make certain disclosures for Key Management Personnel (KMP). KMP is defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.

For the purposes of this Remuneration Report, it has been determined that the KMP are the Directors and the members of the GMC who served during FY2010. In addition, the Australian Corporations Act 2001 requires BHP Billiton to make certain disclosures in respect of the top five highest-paid executives below Board level. In FY2010, the five highest paid executives below Board level were all members of the GMC and are, therefore, already included as KMP.

Details of the members of the GMC during FY2010 are set out below. Each individual was a member of the GMC for the whole of FY2010. Dates of appointment of all GMC members appear in section 4.2 of this Annual Report, and the dates of their current service contracts appear below.

Name	Title	Date of contract
Marius Kloppers	Chief Executive Officer (CEO) and Executive Director	12 February 2008
Alberto Calderon	Group Executive and Chief Commercial Officer	16 January 2008
Andrew Mackenzie	Group Executive and Chief Executive Non-Ferrous Materials	14 November 2007
Marcus Randolph	Group Executive and Chief Executive Ferrous and Coal	13 December 2005
Alex Vanselow	Group Executive and Chief Financial Officer	14 June 2006
Karen Wood	Group Executive and Chief People Officer	21 February 2006
J Michael Yeager	Group Executive and Chief Executive Petroleum	21 March 2006

The service contracts for all members of the GMC have no fixed term. They typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year to year. The contracts are all capable of termination by BHP Billiton on 12 months’ notice. The GMC member must give six months’ notice. In addition, the Group retains the right to terminate a contract immediately by making a payment equal to 12 months’ base salary plus retirement benefits for that period.

6.4.2 Total remuneration: statutory disclosures

The table overleaf has been prepared in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder) and the Australian Corporations Act 2001 and relevant accounting standards.

Explanation of share-based payment terms used in the table

Value of accrued Dividend Equivalent Payment: Participants who are provided with awards under the GIS and the LTIP are entitled to a payment (upon exercise) in lieu of the dividends that would have been payable on ordinary BHP Billiton shares over the period from the allocation date to the time they exercise their awards. This is called the Dividend Equivalent Payment. No Dividend Equivalent Payment is payable in respect of awards that are not exercised (whether because they do not vest, or for any other reason). More information on the Dividend Equivalent Payment and on awards under the GIS and LTIP is provided in sections 6.3.4 and 6.3.5.

The Dividend Equivalent Payment is treated as a cash-settled share-based payment, and the value is therefore included in remuneration over the financial periods prior to awards being exercised. The value included in each period will depend on the number of awards unexercised (including those still unvested), BHP Billiton’s declared dividends, and, in the case of LTIP awards, on the estimated probability of the TSR performance hurdles being met (as described in section 6.3.5). The latter factor may vary considerably from one reporting period to the next depending on BHP Billiton’s relative TSR performance, and this may significantly impact the remuneration value ascribed to the Dividend Equivalent Payment from year to year. The payment of the Dividend Equivalent Payment will never eventuate in the case of equity that fails to vest and be exercised for any reason.

Value of STI and Shareplus awards: The amounts shown in the table include:

•

the estimated fair value of Deferred Shares and Options provided under the GIS as described in section 6.3.4, subsequent to meeting KPIs. The fair value of the Deferred Shares and Options is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the period to the date of award. The value of the Deferred Shares and Options is also discounted to reflect the dividends that will not be received until exercise of the awards. Deferred Shares and Options are equity-settled share-based payments. The actual Deferred Shares and Options will be awarded to participants following the 2010 Annual General Meetings (subject to shareholder approval for the CEO). Once awarded, the only vesting condition is for participants to remain in employment for two further years. Accordingly, the number of securities (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated fair value of the Deferred Shares and Options forms part of the STI at risk remuneration appearing throughout this Remuneration Report. The fair value of Deferred Shares and Options is apportioned to annual remuneration based on the expected future service period, which is normally three years. The vesting of Deferred Shares and Options may be accelerated in the event of leaving the Group, in which case the expected future service period is amended;

•

the estimated fair value of rights to Matching Shares acquired during each share purchase period under the Shareplus program, as described in section 6.3.3. These rights are acquired on each of the quarterly share-purchase dates under the program (grant dates), and the fair value is apportioned to annual remuneration based on the future service period required for the Matching Shares to be allocated (i.e. the vesting date of the rights). Where entitlements to the Matching Shares are accelerated on leaving the Group, the expected future service period is amended.

Value of LTI awards: Performance Shares allocated under the LTIP as described in section 6.3.5 are defined as equity-settled share-based payments. The amount included in this column in respect of each LTI award is the estimated fair value of the Performance Shares as determined by Kepler Associates using a Monte Carlo simulation methodology taking account of the performance hurdle, the term of the award, the share price at grant date, the expected price volatility of the underlying share, and the risk-free interest rate for the term of the award. The fair value of each award is apportioned to annual remuneration in equal amounts to each of the years in the expected future service period, which is normally five years. Where entitlements to Performance Shares are preserved on leaving the Group, the expected future service period is amended.

The figures provided in the shaded columns of the statutory table below for share-based payments were not actually provided to the KMP during FY2010. These amounts are calculated in accordance with accounting standards and are the amortised accounting fair values of equity and equity-related instruments that have been granted to the executives, either in relation to FY2010 performance, or that of prior financial years. Please refer to sections 6.3 and 6.4.3 for information on awards allocated during FY2010.

US dollars		Short-term benefits				Subtotal: UK requirements	Post- employment benefits	Share-based payments			Total: Australian requirements
		Base Salary (1)	Annual cash bonus (2)	Non-monetary benefits (3)	Other benefits (4)		Retirement benefits (5)	Value of accrued Dividend Equivalent Payment	Value of STI and Shareplus awards (6)	Value of LTI awards (7)
Executive Director
Marius Kloppers	2010	2,038,885	2,330,527	67,067	—	4,436,479	815,554	1,154,015	1,735,143	3,187,539	11,328,730
	2009	2,002,455	1,732,726	40,598	—	3,775,779	800,982	1,396,914	1,455,869	2,970,045	10,399,589
Other GMC members
Alberto Calderon (8)	2010	1,056,934	1,129,066	13,776	175,000	2,374,776	369,927	573,610	930,157	1,358,139	5,606,609
	2009	1,015,615	1,014,338	11,361	—	2,041,314	355,465	529,135	795,372	1,158,393	4,879,679
Andrew Mackenzie (9)	2010	1,025,603	1,120,620	3,067	—	2,149,290	369,217	222,821	498,054	3,119,035	6,358,417
	2009	549,106	496,392	10,529	1,597,400	2,653,427	197,678	145,579	153,378	1,814,547	4,964,609	(9)
Marcus Randolph	2010	1,182,751	1,309,945	46,561	—	2,539,257	402,135	650,745	1,013,818	1,682,863	6,288,818
	2009	1,141,543	927,277	47,377	—	2,116,197	388,124	755,775	963,869	1,584,583	5,808,548
Alex Vanselow (8)	2010	1,077,468	1,120,610	34,908	—	2,232,986	409,438	785,651	889,649	1,747,163	6,064,887
	2009	990,071	840,827	31,321	—	1,862,219	376,227	923,294	909,399	1,648,883	5,720,022
Karen Wood	2010	928,375	985,967	4,852	—	1,919,194	319,361	535,302	747,454	1,349,237	4,870,548
	2009	772,255	718,307	—	—	1,490,562	265,656	644,972	731,190	1,272,589	4,404,969
J Michael Yeager	2010	1,183,092	1,336,407	20,119	—	2,539,618	423,547	907,256	1,037,957	1,891,982	6,800,360
	2009	1,130,752	1,102,607	18,727	44,174	2,296,260	404,809	983,457	1,029,097	1,664,342	6,377,965

Notes

(1)	Base salaries are generally reviewed on 1 September each year. Amounts shown in this table reflect the amounts paid over the 12-month period from 1 July to 30 June each year. Until 1 September 2009, base salary for Andrew Mackenzie, Alex Vanselow and Karen Wood was expressed in a currency other than US dollars, and has been converted for the purposes of this table at the average exchange rate over the relevant period. From 1 September 2009, all GMC base salaries are expressed in US dollars. More detail is provided in section 6.3.3.
(2)	Annual cash bonus is the cash portion of STI reward earned in respect of performance during each financial year as described in section 6.3.4. Section 6.3.4 shows the STI reward earned as a percentage of the maximum award, where the maximum possible award is 100%. The remaining portion of the 100% maximum has not been earned (i.e. it has been ‘forfeited’). Actual payments are made in September, once performance has been assessed, e.g. in September 2010 for FY2010 awards. The equity portion of STI rewards are described in Note 6 below.
(3)	Non-monetary benefits are non-pensionable and include such items as medical and other insurances, and fees for professional services such as for tax advice.

(4)	Other benefits are non-pensionable and include:

•	A relocation allowance of US$175,000 for Alberto Calderon in FY2010 in relation to a change in his place of employment from London to Melbourne.

•

A payment of £1,000,000 (US$1,597,400) to Andrew Mackenzie in FY2009 on commencement of employment as compensation for part of the value forgone of his awards under plans operated by his previous employer in addition to share-based payments described in Note 7 below.

•

Payment of US$44,174 in lieu for leave accrued but not taken by J Michael Yeager in FY2009, as Group policy does not allow GMC members to roll forward annual leave entitlements from one financial year to the next.

(5)	Retirement benefits are calculated as a percentage of base salary for each GMC member, as set out in the table in section 6.3.3.
(6)	Please refer to the previous page for an explanation of this column. Section 6.3.4 shows the STI reward earned as a percentage of the maximum award, where the maximum possible award is 100%. The remaining portion of the 100% maximum has not been earned (i.e. it has been ‘forfeited’). These share-based payments may also be forfeited after allocation in specific circumstances as described in section 6.3.4 and therefore, the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the fair value used for accounting purposes in this table. At the date of this Annual Report, GMC members had not made their elections for Deferred Shares and/or Options in regard to FY2010 STI rewards. In respect of FY2009 awards, Andrew Mackenzie elected to receive Options. The percentage of his remuneration in 2010 that was represented by these Options was 0.6 per cent. The actual number of Deferred Shares and Options allocated in respect of FY2009 awards is shown in section 6.4.3. Section 6.3.3 describes the Shareplus program and the contributions made during FY2010 by members of the GMC in relation to the rights to acquire Matching Shares, which are included as share-based remuneration in the table.
(7)	Please refer to the previous page for an explanation of this column. Section 6.3.5 shows the LTI provided as a percentage of the maximum award, where the maximum possible award is 100%. The remaining portion of the 100% maximum has not been earned (i.e. it has been ‘forfeited’). These share-based payments may also be forfeited after allocation in specific circumstances as described in section 6.3.5 and therefore, the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the fair value used for accounting purposes in this table. Details of individual awards are set out in the tables in section 6.4.3. This column also includes the amount allocated to remuneration for each year in respect of awards received by Andrew Mackenzie on commencement of employment with BHP Billiton (in addition to the cash payment shown in Note 4 above). These awards are in the form of Performance Shares allocated on 4 December 2008 as shown in the first table in section 6.4.3, and conditional rights to receive cash sums under two phantom awards which are treated as cash-settled share-based payments and are included in this column for the purposes of remuneration. The awards were approved by the Remuneration Committee for the purposes of compensating Mr Mackenzie for awards forgone by him as a result of leaving his former employer. The value and nature of the awards were determined by the committee as being an equivalent fair value as that forgone by Mr Mackenzie under the at risk remuneration arrangements operated by his former employer. In valuing the awards, the committee sought the advice of its independent adviser, Kepler Associates. Full details of the awards were disclosed in last year’s Annual Report.
(8)	Alberto Calderon and Alex Vanselow are also reimbursed for certain living costs incurred while on international assignment.
(9)	FY2009 remuneration for Andrew Mackenzie reflects the period 15 November 2008 to 30 June 2009.

6.4.3 Equity awards

The following tables set out the interests held by members of the GMC in the Group’s equity schemes. Each vested security can be exercised for one ordinary share in BHP Billiton Limited or in BHP Billiton Plc. The value of securities over BHP Billiton Limited shares is shown in Australian dollars, and of securities over BHP Billiton Plc shares in Sterling.

Awards of Performance Shares under the LTIP

Name	Date of grant	At 1 July 2009	Granted	Vested	Lapsed	Exercised	At 30 June 2010	Date award may vest and become exercisable (1)	Market price on date of grant (2)		Market price on date of vesting (3)		Market price on date of exercise (4)		Aggregate gain of shares exercised (4)
Executive Director
Marius Kloppers	14 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005 3 Dec 2004	— 500,000 333,327 225,000 225,000 225,000	250,000 — — — — —	— — — — — 225,000	— — — — — —	— — — — — 225,000	250,000 500,000 333,327 225,000 225,000 —	Aug 2014 Aug 2013 Aug 2012 Aug 2011 Aug 2010 12 Aug 2009	A$ A$ A$ £ £ £	40.65 27.50 42.05 9.72 8.90 5.91	£	— — — — — 15.55	£	— — — — — 15.55	£	— — — — — 3,498,750

Total		1,508,327	250,000	225,000	—	225,000	1,533,327

Other members of the GMC
Alberto Calderon	14 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005	— 225,000 211,993 80,000 40,000	120,000 — — — —	— — — — —	— — — — —	— — — — —	120,000 225,000 211,993 80,000 40,000	Aug 2014 Aug 2013 Aug 2012 Aug 2011 Aug 2010	£ £ £ £ £	19.06 10.60 15.45 9.72 8.90		— — — — —		— — — — —		— — — — —

Total		556,993	120,000	—	—	—	676,993

Andrew Mackenzie (5)	14 Dec 2009 4 Dec 2008	— 325,839	120,000 —	— —	— —	— —	120,000 325,839	Aug 2014 Aug 2013	£ £	19.06 10.60		— —		— —		— —

Total		325,839	120,000	—	—		445,839

Marcus Randolph	14 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005 3 Dec 2004	— 225,000 197,676 175,000 110,000 110,000	120,000 — — — — —	— — — — — 110,000	— — — — — —	— — — — — 110,000	120,000 225,000 197,676 175,000 110,000 —	Aug 2014 Aug 2013 Aug 2012 Aug 2011 Aug 2010 12 Aug 2009	A$ A$ A$ A$ A$ A$	40.65 27.50 42.05 26.40 22.03 15.28	A$	— — — — — 37.99	A$	— — — — — 38.26	A$	— — — — — 4,208,600

Total		817,676	120,000	110,000	—	110,000	827,676

Alex Vanselow	14 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005 3 Dec 2004	— 225,000 197,676 225,000 110,000 110,000	120,000 — — — — —	— — — — — 110,000	— — — — — —	— — — — — 110,000	120,000 225,000 197,676 225,000 110,000 —	Aug 2014 Aug 2013 Aug 2012 Aug 2011 Aug 2010 12 Aug 2009	A$ A$ A$ A$ A$ A$	40.65 27.50 42.05 26.40 22.03 15.28	A$	— — — — — 37.99	A$	— — — — — 38.26	A$	— — — — — 4,208,600

Total		867,676	120,000	110,000	—	110,000	877,676

Karen Wood	1 Feb 2010 4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005 3 Dec 2004	— 175,000 154,187 175,000 80,000 80,000	90,000 — — — — —	— — — — — 80,000	— — — — — —	— — — — — 80,000	90,000 175,000 154,187 175,000 80,000 —	Aug 2014 Aug 2013 Aug 2012 Aug 2011 Aug 2010 12 Aug 2009	A$ A$ A$ A$ A$ A$	40.65 27.50 42.05 26.40 22.03 15.28	A$	— — — — — 37.99	A$	— — — — — 38.26	A$	— — — — — 3,060,800

Total		664,187	90,000	80,000	—	80,000	674,187

J Michael Yeager	14 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006 26 Apr 2006	— 225,000 187,702 225,000 325,000	120,000 — — — —	— — — — —	— — — — —	— — — — —	120,000 225,000 187,702 225,000 325,000	Aug 2014 Aug 2013 Aug 2012 Aug 2011 Aug 2010	A$ A$ A$ A$ A$	40.65 27.50 42.05 26.40 31.06		— — — — —		— — — — —		— — — — —

Total		962,702	120,000	—	—	—	1,082,702

Notes

(1)	The performance period for each award ends on 30 June in the year the award ‘may vest and become exercisable’ if the conditions for vesting are met (including if the relevant performance hurdle is achieved). Under the LTIP rules, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. The expiry date of awards is the day prior to the fifth anniversary of that vesting date.
(2)	The market price shown for the December 2009 grant is the closing price of BHP Billiton shares on 14 December 2009. No price is payable by the individual for acquiring the Performance Shares at the time of grant. The accounting grant-date fair values of the awards are estimated as at the start of the vesting period, being 1 July 2009, using a Monte Carlo simulation, and were A$14.41 and £6.06.
(3)	All (100 per cent) of the Performance Shares granted under the LTIP in December 2004 became fully vested on 12 August 2009 following the performance hurdle being fully achieved as described in section 6.2.4. The price shown is the closing price of BHP Billiton shares on that date.
(4)	The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their Performance Shares. No price is payable by the individual for exercising the Performance Shares. One ordinary BHP Billiton share is acquired for each Performance Share exercised.
(5)	The awards allocated to Andrew Mackenzie on 4 December 2008 included 225,000 Performance Shares allocated to him as part of FY2009 Total Remuneration, and a further 100,839 Performance Shares allocated to him on commencement with BHP Billiton, in relation to at risk rewards forfeited when he left his former employer. More information on Mr Mackenzie’s commencement arrangements is included in Note 7 to the table in section 6.4.2.

Awards of Deferred Shares under the GIS

Each employee may nominate to receive GIS awards in the form of Deferred Shares (as shown in this table) or in the form of Options (as shown in the next table) or a combination thereof.

Name	Date of grant	At 1 July 2009	Granted	Vested	Lapsed	Exercised	At 30 June 2010	Date award may vest and becomes exercisable (1)	Market price on date of grant (2)		Market price on date of vesting (3)		Market price on date of exercise (4)		Aggregate gain of shares exercised (4)
Executive Director
Marius Kloppers	14 Dec 2009 4 Dec 2008 14 Dec 2007	— 95,847 27,582	46,951 — —	— — 27,582	— — —	— — 27,582	46,951 95,847 —	Aug 2011 Aug 2010 12 Aug 2009	A$ A$ A$	40.65 27.50 42.05	A$	— — 37.99	A$	— — 38.26	A$	— — 1,055,287

Total		123,429	46,951	27,582	—	27,582	142,798

Other members of the GMC
Alberto Calderon	14 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006	— — 17,207 11,926	33,343 — — —	— — 17,207 —	— — — —	— — 17,207 11,926	33,343 — —	Aug 2011 — 12 Aug 2009 27 Nov 2008	£ £ £	19.06 — 15.45 9.72	£ £	— — 15.55 11.81	£ £	— — 15.55 15.55	£ £	— — 267,569 185,449

Total		29,133	33,343	17,207	—	29,133	33,343

Andrew Mackenzie	14 Dec 2009	—	12,476	—	—	—	12,476	Aug 2011		£19.06		—		—		—

Total		—	12,476	—	—	—	12,476

Marcus Randolph	14 Dec 2009 4 Dec 2008 14 Dec 2007	— 45,027 23,648	25,126 — —	— — 23,648	— — —	— — 23,648	25,126 45,027 —	Aug 2011 Aug 2010 12 Aug 2009	A$ A$ A$	40.65 27.50 42.05	A$	— — 37.99	A$	— — 38.26	A$	— — 904,772

Total		68,675	25,126	23,648	—	23,648	70,153

Alex Vanselow	14 Dec 2009 4 Dec 2008 14 Dec 2007	— — 24,847	27,727 — —	— — 24,847	— — —	— — 24,847	27,727 — —	Aug 2011 Aug 2010 12 Aug 2009	A$ A$	40.65 — 42.05	A$	— — 37.99	A$	— — 38.26	A$	— — 950,646

Total		24,847	27,727	24,847	—	24,847	27,727

Karen Wood	14 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005	— 30,778 19,643 18,267 20,462	23,686 — — — —	— — 19,643 — —	— — — — —	— — 19,643 18,267 20,462	23,686 30,778 — — —	Aug 2011 Aug 2010 12 Aug 2009 27 Nov 2008 Vested prior to Nov 2008	A$ A$ A$ A$ A$	40.65 27.50 42.05 26.40 22.03	A$ A$ A$	— — 37.99 28.80 35.40	A$ A$ A$	— — 38.26 38.26 38.26	A$ A$ A$	— — 751,541 698,895 782,876

Total		89,150	23,686	19,643	—	58,372	54,464

J Michael Yeager	14 Dec 2009 4 Dec 2008 14 Dec 2007	— 56,373 26,460	29,877 — —	— — 26,460	— — —	— — 26,460	29,877 56,373 —	Aug 2011 Aug 2010 12 Aug 2009	A$ A$ A$	40.65 27.50 42.05	A$	— — 37.99	A$	— — 38.26	A$	— — 1,012,360

Total		82,833	29,877	26,460	—	26,460	86,250

Notes

(1)	The holding period for each award ends on 30 June in the year the award ‘may vest and become exercisable’ if the conditions for vesting are met (including the relevant service conditions). Under the GIS rules, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. The expiry date of awards is the day prior to the third anniversary of that vesting date.

(2)	The market price shown for the December 2009 grant is the closing price of BHP Billiton shares on 14 December 2009. No price is payable by the individual for acquiring the Deferred Shares at the time of grant. The grant-date fair values of the awards are estimated as at the start of the vesting period, being 1 July 2009, using a Net Present Value model, and were A$31.26 and £13.25.
(3)	All (100%) of the Deferred Shares granted under the GIS in December 2007 became fully vested on 12 August 2009 as the service conditions were met as described in section 6.2.4. The price shown is the closing price of BHP Billiton shares on that date.
(4)	The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their Deferred Shares. No price is payable by the individual for exercising the Deferred Shares. One ordinary BHP Billiton share is acquired for each Deferred Share exercised.

Awards of Options under the GIS

Each employee may nominate to receive GIS awards in the form of Options (as shown in this table) or in the form of Deferred Shares (as shown in the table above) or a combination thereof.

Name	Date of grant	Exercise price payable (1)		At 1 July 2009	Granted	Vested	Lapsed	Exercised	At 30 June 2010	Date award may vest and becomes exercisable (2)	Market price on date of grant (3)		Market price on date of vesting	Market price on date of exercise	Aggregate gain of shares exercised
Alberto Calderon	4 Dec 2008		£10.89	143,227	—	—	—	—	143,227	Aug 2010		£10.60	—	—	—
Andrew Mackenzie	14 Dec 2009		£18.68	—	16,119	—	—	—	16,119	Aug 2011		£19.06	—	—	—
Alex Vanselow	4 Dec 2008	A$	29.15	153,768	—	—	—	—	153,768	Aug 2010	A$	27.50	—	—	—

Notes

(1)	The exercise price is determined by the weighted average price at which BHP Billiton shares were traded over the one week up to and including the date of grant. This is the amount payable by the individual to exercise each Option and to receive one ordinary BHP Billiton share for each Option exercised.
(2)	The holding period for each award ends on 30 June in the year the award ‘may vest and become exercisable’ if the conditions for vesting are met (including the relevant service conditions). Under the GIS rules, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. The expiry date of awards is the day prior to the third anniversary of that vesting date.
(3)	The market price shown for the December 2009 grant is the closing price of BHP Billiton shares on 14 December 2009. No price is payable by the individual for acquiring the Options at the time of grant. The grant-date fair value of the options is estimated as at the start of the vesting period, being 1 July 2009, using a Black-Scholes model, was £4.00.

Awards of Performance Rights under the Performance Share Plan

Awards are no longer made under the Performance Share Plan. Further details of the Performance Share Plan are set out in note 32 of this Annual Report.

Name	Date of grant	At 1 July 2009	Granted	Vested	Lapsed	Exercised	At 30 June 2010	Date award may vest and becomes exercisable (1)	Market price on date of exercise (2)		Aggregate gain of shares exercised (2)
Karen Wood	8 Nov 2001	25,846	—	—	—	25,846	—	Vested prior to 1 July 2008	A$	38.26	A$	988,868

Notes

(1)	The expiry date for the Performance Shares was 30 September 2011.
(2)	The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the Performance Rights were exercised. No price is payable by the individual for exercising the Performance Rights. One ordinary BHP Billiton share is acquired for each Performance Right exercised.

Awards of Matched Shares under the Shareplus all-employee share plan

Each member of the GMC may choose to participate in the Shareplus all-employee share plan on the same basis as other employees. Matched shares were allocated under the plan for the first time on 1 April 2010 in relation to contributions made from base salary during the 2007 Plan Year. Differences in exchange rates in relation to the base salaries of the GMC members and the currencies of each securities exchange result in minor differences in the numbers of shares allocated. GMC interests in BHP Billiton as a result of the plan are shown below. Further detail on Shareplus is provided in section 6.3.3.

Name	Allocation Date	At 1 July 2009	Number of shares (1)	Transferred from trust or sold	At 30 June 2010	Market price on date of allocation/ vesting (2)
Marius Kloppers	1 Apr 2010	—	160	—	160	A$	43.95
Alberto Calderon	1 Apr 2010	—	156	—	156		£23.01
Marcus Randolph	1 Apr 2010	—	157	—	157	A$	43.95
Alex Vanselow	1 Apr 2010	—	157	—	157	A$	43.95
Karen Wood	1 Apr 2010	—	157	—	157	A$	43.95
J Michael Yeager (3)	1 Apr 2010	—	134	134	—	US$	45.46

Note

(1)	Matched Shares allocated upon the vesting of rights to these shares (acquired during the 2007 Plan Year).
(2)	The market price shown is the closing price of BHP Billiton shares on 1 April 2010.
(3)	J Michael Yeager was allocated 67 American Depositary Receipts (listed on the New York Securities Exchange), which are each equivalent to two ordinary BHP Billiton Limited shares.

Estimated value range of awards

The current face value of STI and LTI awards allocated during FY2010 and yet to vest (to be disclosed under the Australian Corporations Act 2001) is the number of awards as set out in the previous tables multiplied by the current share price of BHP Billiton Limited or BHP Billiton Plc as applicable.

The actual value that may be received by participants in the future can not be determined as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at the date that any particular award is exercised. The table below provides FY2010 share price details for BHP Billiton Limited and BHP Billiton Plc.

	30 June 2010	Highest	Lowest
BHP Billiton Limited	A$37.65	A$44.93 6 April 2010	A$31.33 8 July 2009
BHP Billiton Plc	£17.55	£23.46 6 April 2010	£12.75 13 July 2009

Comparator group for LTIP awards

The index of peer group companies for the LTIP since its implementation in 2004 is shown below:

	December 2004 to 2006	December 2007 to 2009
Alcan	x
Alcoa	x	x
Alumina	x
Anglo American	x	x
Apache		x
BG Group	x	x
BP	x
Cameco		x
ConocoPhillips	x
Devon Energy		x
Exxon Mobil	x
Falconbridge	x
Freeport McMoRan	x	x
Impala	x
Inco	x
Marathon Oil	x
Newmont Mining	x
Norilsk	x	x
Peabody Energy		x
Phelps Dodge	x
Rio Tinto	x	x
Shell	x
Southern Copper		x
Teck Cominco		x
Total	x
Vale	x	x
Woodside Petroleum	x	x
Xstrata	x	x

A description of the performance hurdle applying to the LTIP Performance Shares is set out in section 6.3.5.

6.5 Remuneration Governance

Board oversight

The Board is responsible for ensuring that the Group’s remuneration structures are equitable and aligned with the long-term interests of BHP Billiton and its shareholders. In performing this function, it is critical that the Board is independent of management when making decisions affecting employee remuneration.

Accordingly, the Board has established a Remuneration Committee to assist it in making decisions affecting employee remuneration. The Remuneration Committee is comprised solely of non-executive Directors, all of whom are independent. In order to ensure that it is fully informed when making remuneration decisions, the committee receives regular reports and updates from members of management (who the committee invites to attend meetings as and when appropriate) and can draw on services from a range of external sources, including remuneration consultants.

Remuneration Committee

The activities of the Remuneration Committee are governed by Terms of Reference (approved by the Board in March 2008), which are available on our website. The committee focuses on:

•	remuneration policy and its specific application to the CEO and other members of the GMC, as well as the general application to all employees;

•	the determination of levels of reward to the CEO and other members of the GMC;

•	providing guidance to the Chairman on evaluating the performance of the CEO;

•	effective communication with shareholders on the remuneration policy and the Remuneration Committee’s work on behalf of the Board.

Remuneration Committee Members	John Buchanan (Chairman) Alan Boeckmann Carlos Cordeiro E Gail de Planque (Member to 31 January 2010) David Jenkins (Member to 26 November 2009) John Schubert (Member from 23 March 2010)

Number of meetings in FY2010	Seven

Other individuals who regularly attended meetings(1)

Don Argus (Chairman to 30 March 2010)

Jacques Nasser (Chairman from 31 March 2010)

Marius Kloppers (CEO)

Karen Wood (Group Executive and Chief People Officer)

Derek Steptoe (Vice President Group Reward and Recognition to 4 July 2009)

Richard Doody (Vice President Group Reward and Recognition from 1 November 2009)

Jane McAloon (Group Company Secretary)

Note:

(1)	Other individuals who regularly attended meetings were not present when matters associated with their own remuneration were considered.

Use of remuneration consultants

The Board seeks and considers advice from independent remuneration consultants where appropriate. Remuneration consultants are engaged by and report directly to the Remuneration Committee. Potential conflicts of interest are taken into account when remuneration consultants are selected and their terms of engagement regulate their level of access to, and require their independence from, BHP Billiton’s management. The advice and recommendations of external consultants are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each director.

Kepler Associates, who were appointed by the Remuneration Committee to act as independent remuneration advisers, provide specialist remuneration advice and do not provide other services to the Group. During the year, Kepler Associates provided advice and assistance to the Remuneration Committee on a wide range of matters, including:

•	benchmarking of pay of senior executives against comparable roles at a range of relevant comparator groups, including sector and size peers;

•	provision of information and commentary on global trends in executive remuneration;

•	performance analysis for LTI awards;

•	review of and commentary on management proposals;

•	analysis and support in the review of LTI arrangements;

•	other ad hoc support and advice as requested by the Committee.

An up-to-date list of all consultants, together with the type of services supplied and whether services are provided elsewhere in the Group, is available on our website.

Hedging of BHP Billiton shares and equity instruments

Specified employees (including the GMC) are not allowed to protect the value of any unvested equity instruments allocated to them under employee programs or the value of shares and equity instruments held as part of meeting BHP Billiton’s minimum shareholding requirements (as described in section 6.3.6). Any securities that have vested and are no longer subject to restrictions or performance conditions may be subject to hedging arrangements, provided that consent is obtained from BHP Billiton in advance of the employee entering into the arrangement. Such arrangements need to be reported in the Remuneration Report, and no such arrangements were in place during FY2010 or at the date of this Annual Report.

BHP Billiton treats compliance with this policy as a serious issue, and takes appropriate measures to ensure that the policy is adhered to.

In addition, the Group has a policy that prohibits non-executive Directors and senior executives from using BHP Billiton securities as collateral in any financial transaction, including margin loan arrangements.

6.6 Aggregate Directors’ remuneration

This table sets out the aggregate remuneration of executive and non-executive Directors in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder).

US dollars million	2010	2009
Emoluments	8	7
Termination payments	—	—
Awards vesting under LTI plans	7	2
Gains on exercise of Options	—	—
Pension contributions	3	1

Total	18	10

6.7 Non-executive Director arrangements

This section explains the remuneration policy, structure and outcomes for non-executive Directors as listed below.

6.7.1 Non-executive Directors in FY2010

Details of the non-executive Directors who held office during FY2010 are set out below. Except where otherwise indicated the Directors held office for the whole of FY2010. Dates of appointment of all Directors appear in section 4.1 of this Annual Report.

Name	Title	Details if changed position during FY2010
Paul Anderson	Non-executive Director	Retired 31 January 2010
Don Argus	Chairman (until 30 March 2010)	Retired 30 March 2010
Alan Boeckmann	Non-executive Director	—
Malcolm Broomhead	Non-executive Director	Appointed 31 March 2010
John Buchanan	Non-executive Director	—
Carlos Cordeiro	Non-executive Director	—
David Crawford	Non-executive Director	—
E Gail de Planque	Non-executive Director	Retired 31 January 2010
Carolyn Hewson	Non-executive Director	Appointed 31 March 2010
David Jenkins	Non-executive Director	Retired 26 November 2009
David Morgan	Non-executive Director	Retired 24 November 2009
Wayne Murdy	Non-executive Director	—
Jacques Nasser	Non-executive Director Chairman (from 31 March 2010)	—
Keith Rumble	Non-executive Director	—
John Schubert	Non-executive Director	—

6.7.2 Remuneration structure

Our non-executive Directors are paid in compliance with the UK Corporate Governance Code (formerly known as the Combined Code) (2008) and the ASX Corporate Governance Council Principles of Good Corporate Governance (2007).

The Board is conscious that, just as it must set remuneration levels to attract and retain talented executives, it must also ensure that remuneration rates for non-executive Directors are set at a level that will attract and retain the calibre of Director necessary to contribute effectively to a high-performing Board.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board. In setting the remuneration of the Directors, the Committee takes into account the economic environment and the financial performance of the Group, along with pay and employment conditions of employees elsewhere in the Group.

Fees for the Chairman were reviewed in March 2010 when Jacques Nasser commenced as Chairman. Fees for the non-executive Directors were reviewed in July/August 2010 and benchmarked against peer companies with the assistance of external advisers. The table below sets out the fees before and after the 2010 review.

The aggregate sum available to remunerate non-executive Directors was approved by shareholders at the 2008 Annual General Meetings at US$3.8 million.

Levels of fees and travel allowances for non-executive Directors (in US dollars)	From 1 July 2008 to 30 June 2010	From 1 July 2010
Base annual fee	140,000	154,000
Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	30,000	35,000
Committee Chair: Risk and Audit Remuneration Sustainability Nomination	50,000 35,000 35,000 No additional fees	55,000 40,000 40,000 No additional fees
Committee membership: Risk and Audit Remuneration Sustainability Nomination	25,000 20,000 20,000 No additional fees	30,000 25,000 25,000 No additional fees
Travel allowance: Greater than 3 but less than 12 hours Greater than 12 hours	7,000 15,000	7,000 15,000
Chairman’s remuneration	1,000,000	1,000,000

Non-executive Directors are not eligible to participate in any of our incentive arrangements. A standard letter of appointment has been developed for non-executive Directors and is available on our website. Each non-executive Director is appointed subject to periodic re-election by shareholders (section 5 of this Annual Report includes an explanation of the process). There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.

6.7.3 Retirement benefits

The following table sets out the accrued retirement benefits under the now-closed Retirement Plan of BHP Billiton Limited. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the October 2003 five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US dollars	Completed service at 30 June 20010 (years)	Increase in lump sum entitlement during the year (1)	Lump sum entitlement at (2)
			30 June 2010	30 June 2009
Don Argus (3)	12.75	257,635	—	1,525,605
David Crawford	16	41,907	437,846	395,939
David Jenkins (4)	9.4	48,359	—	274,742
John Schubert	10	20,940	218,783	197,843

Notes

(1)	Since the closure of the Retirement Plan, no further entitlements have accrued. The movement reflects the application of the earnings rate and foreign exchange rate (the translation from Australian dollars to US dollars for the Remuneration Report) to the lump sum entitlement at the date of closure.
(2)	Lump sum entitlements disclosure in prior years included compulsory Group contributions to the BHP Billiton Superannuation Fund. Certain Directors have elected to transfer accumulated contributions to self-managed superannuation funds. Accordingly, the entitlement amounts disclosed relate to the benefits under the Retirement Plan.
(3)	Don Argus retired on 30 March 2010 after serving 12.75 years to that date, and received a gross benefit equivalent to US$1,783,240 (A$1,961,113).
(4)	David Jenkins retired on 26 November 2009 after serving 9.4 years to that date, and received a gross benefit equivalent to US$323,101 (A$346,732).

6.7.4 Total remuneration: statutory disclosures

The table below has been prepared in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder) and the Australian Corporations Act 2001, and relevant accounting standards.

US dollars		Short-term benefits					Subtotal: UK Requirements	Post-employment benefits (2)		Total: Australian requirements
		Fees	Committee Chair fees	Committee membership fees	Travel allowances	Other benefits (non-monetary) (1)		Superannuation benefits	Retirement benefits
Paul Anderson (3)	2010	81,667	—	11,667	37,000	19,907	150,241	—	—	150,241
	2009	140,000	—	20,000	86,000	1,517	247,517	—	—	247,517
Don Argus (3)	2010	748,441	—	—	45,000	35,215	828,656	39,060	1,783,240	2,650,956
	2009	1,000,000	—	—	70,000	15,796	1,085,796	53,636	—	1,139,432
Alan Boeckmann (4)	2010	140,000	—	20,000	66,000	8,296	234,296	—	—	234,296
	2009	116,667	—	8,496	51,000	—	176,163	—	—	176,163
Malcolm Broomhead (3)	2010	35,376	—	5,054	—	—	40,430	2,131	—	42,561
	2009	—	—	—	—	—	—	—	—	—
John Buchanan	2010	170,000	35,000	—	68,000	1,327	274,327	—	—	274,327
	2009	170,000	35,000	—	51,000	—	256,000	—	—	256,000
Carlos Cordeiro	2010	140,000	—	20,000	89,000	—	249,000	—	—	249,000
	2009	140,000	—	20,000	86,000	4,473	250,473	—	—	250,473
David Crawford	2010	140,000	50,000	—	45,000	22,410	257,410	9,952	—	267,362
	2009	140,000	50,000	—	70,000	1,406	261,406	10,183	—	271,589
E Gail de Planque (3)	2010	81,667	—	23,333	59,000	—	164,000	—	—	164,000
	2009	140,000	—	40,000	86,000	2,891	268,891	—	—	268,891
Carolyn Hewson (3)	2010	35,376	—	6,317	—	—	41,693	2,198	—	43,891
	2009	—	—	—	—	—	—	—	—	—
David Jenkins (3)	2010	57,641	—	18,250	22,000	714	98,605	—	323,101	421,706
	2009	140,000	—	45,000	73,000	—	258,000	—	—	258,000
David Morgan (3)	2010	58,333	—	10,417	30,000	1,856	100,606	3,639	—	104,245
	2009	140,000	—	25,000	70,000	1,406	236,406	8,841	—	245,247
Wayne Murdy (4)	2010	140,000	—	25,000	81,000	24,932	270,932	—	—	270,932
	2009	5,056	—	555	—	—	5,611	—	—	5,611
Jacques Nasser (5)	2010	357,312	—	18,683	88,000	1,856	465,851	—	—	465,851
	2009	140,000	—	25,000	101,000	1,406	267,406	—	—	267,406
Keith Rumble (4)	2010	140,000	—	20,000	81,000	17,879	258,879	—	—	258,879
	2009	116,667	—	8,496	96,000	—	221,163	—	—	221,163
John Schubert	2010	140,000	35,000	5,430	45,000	—	225,430	9,430	—	234,860
	2009	140,000	35,000	—	70,000	—	245,000	9,381	—	254,381

Notes

(1)	Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director and, where applicable, their spouse. At the time that Don Argus retired from BHP Billiton he was provided with a painting with an approximate value of A$18,000. This amount is not included in the table.
(2)	BHP Billiton makes superannuation contributions of nine per cent of fees paid in accordance with Australian superannuation legislation. Don Argus and David Jenkins retired during FY2010 and received retirement benefits in relation to the now-closed Retirement Plan as described in section 6.7.3.

(3)	FY2010 remuneration for Paul Anderson, Don Argus, Malcolm Broomhead, E Gail de Planque, Carolyn Hewson, David Jenkins, and David Morgan relates to part of that year only, as they retired from, or joined the BHP Billiton Ltd and BHP Billiton Plc during the year. Details of their dates of retirement or appointment are set out in section 6.7.1.
(4)	FY2009 remuneration for Alan Boeckmann, Wayne Murdy, and Keith Rumble relates to part of that year only, as they joined BHP Billiton Limited and BHP Billiton Plc during that year.
(5)	FY2010 remuneration for Jacques Nasser relates to part of the year as non-executive Director (to 30 March 2010), and part of the year as Chairman (from 31 March 2010). The current Chairman’s remuneration is the same as that of the former Chairman.

6.8 Bonus amount for petroleum executives

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

Reserve Target setting for fiscal 2011

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

7.1 Principal activities, state of affairs and business review

The UK Companies Act 2006 requires this Directors’ Report to include a fair review of the business of the Group during FY2010 and of the position of the Group at the end of the financial year and a description of the principal risks and uncertainties facing the Group (known as the ‘business review’). In addition to the information set out below, the information that fulfils the requirements of the business review can be found in the following sections of this Annual Report (which are each incorporated by reference into this Directors’ Report):

Section	Reference
Key performance indicators	1.4 and 3.3
Risk factors	1.5
Business overview	2.2
Sustainable development	2.8
Employees	2.10
Financial review	3

A review of the operations of the Group during FY2010, and the expected results of those operations in future financial years, is set out in sections 1.2, 1.3, 2.2 and 3 and other material in this Annual Report. Information on the development of the Group and likely developments in future years also appear in those sections of this Annual Report. The Directors believe that to include further information on those matters and on the strategies and expected results of the operations of the Group in this Annual Report would be likely to result in unreasonable prejudice to the Group.

Our principal activities during FY2010 were minerals exploration, development, production and processing (in respect of bauxite, alumina, aluminium, copper, silver, lead, zinc, molybdenum, gold, iron ore, metallurgical coal, energy coal, nickel, manganese ore, manganese metal and alloys, diamonds, titanium minerals, potash and uranium), and oil and gas exploration, development and production.

Significant changes in the state of affairs of the Group that occurred during FY2010 and significant post-balance date events are set out below and in sections 2.2 and 3 of this Annual Report.

•

There were changes to the composition of the Board during FY2010, including the appointment of a new Chairman. Jacques Nasser assumed the Chairmanship on 31 March 2010 upon the retirement of Don Argus as Chairman and non-executive Director. David Morgan and David Jenkins retired from the Board on 24 November 2009 and 26 November 2009 respectively and Paul Anderson and E Gail de Planque both retired from the Board on 31 January 2010. Malcolm Broomhead and Carolyn Hewson were each appointed to the Board with effect from 31 March 2010 and will seek election to the Board at the 2010 Annual General Meetings. Mr Broomhead is a member of the Sustainability Committee and Ms Hewson is a member of the Risk and Audit Committee.

•

On 7 December 2009, we announced that Rio Tinto Limited and Rio Tinto plc (together ‘Rio Tinto’) and BHP Billiton signed binding agreements in relation to the production joint venture covering the entirety of both companies’ Western Australian iron ore assets. The establishment of the joint venture remains subject to regulatory and shareholder approvals. The Framework Agreement and the binding agreements will terminate if the conditions precedent are not satisfied by 31 December 2010 unless extended by agreement of Rio Tinto and BHP Billiton. Earlier in FY2010 (15 October 2009), we announced that BHP Billiton and Rio Tinto would not proceed with any joint venture marketing activity, which is the only material change to the non-binding core principles agreement signed by the parties on 5 June 2009.

•	On 9 December 2009, we announced the sale of the Ravensthorpe Nickel Operation for US$340 million following the decision in FY2009 to ramp-down and indefinitely suspend operations at Ravensthorpe.

•

On 5 January 2010, we announced approval of expenditure of US$434.7 million (BHP Billiton’s share) to expand mining and processing capacity at the Antamina copper and zinc mine in northern Peru. The expansion project will increase the site’s ore processing capacity by 38 per cent to 130,000 tonnes per day with first production from the expansion anticipated in late 2011. Higher mineral ore reserves previously reported in combination with the expanded processing capacity will result in a mine life extension of six years from 2023 until 2029. Antamina is a joint venture between BHP Billiton (33.75 per cent), Xstrata (33.75 per cent), Teck Resources (22.5 per cent) and Mitsubishi Corporation (10 per cent).

•

On 28 January 2010, we announced that BHP Billiton entered into a definitive agreement with Athabasca Potash Inc. (‘API’) to acquire all of the issued and outstanding common shares of API, representing a total equity value of approximately C$341 million (US$320 million) on a fully diluted basis. API is a Toronto Stock Exchange listed, junior potash company that owns the Burr Project and various potash exploration properties in Saskatchewan, Canada. API holds one of the largest exploration permit areas in the Saskatchewan basin, covering approximately 6,900 km2.

•

On 29 January 2010, we announced Board approval for US$1.93 billion (BHP Billiton share US$1.73 billion) of capital expenditure to underpin the further accelerated growth of BHP Billiton’s Western Australia Iron Ore business. This investment represents early expenditure for Rapid Growth Project 6 (‘RGP6’). RGP6 is expected to increase installed capacity at BHP Billiton’s Western Australia Iron Ore assets to 240 million tonnes per annum during calendar year 2013. The funding will allow early procurement of long lead time items and detailed engineering to continue the expansion of the inner harbour at Port Hedland, progress rail track duplication works and expansion of the Jimblebar mining operation. Under the binding production joint venture agreements between BHP Billiton and Rio Tinto, Rio Tinto will have the option to participate in RGP6 by paying its share of invested capital, with this decision being made after the joint venture transaction is completed.

•

On 30 March 2010, we announced that we had reached agreement with a significant number of customers throughout Asia to move existing iron ore contracts that were previously priced annually onto a shorter-term landed price equivalent basis. The agreements reached represent the majority of BHP Billiton’s iron ore sales volume. The structural change that these settlements represent is consistent with BHP Billiton achieving market clearing prices.

•

On 30 June 2010, we welcomed the Australian Competition Tribunal’s decision to reject the application for declaration of our Mt Newman rail line while expressing our disappointment at the Tribunal’s decision to grant declaration of BHP Billiton’s Goldsworthy rail line under Part IIIA of the Trade Practices Act. Neither of the determinations in relation to Mt Newman or Goldsworthy has been appealed. Following the Tribunal’s decision, access seekers may now negotiate with BHP Billiton for access to the Goldsworthy railway.

•

On 2 July 2010, we announced that BHP Billiton is encouraged by the Australian Government’s decision to replace the proposed Resource Super Profits Tax with a proposed Minerals Resource Rent Tax on mined iron ore and coal from 1 July 2012, following constructive discussions with the mining industry. The Minerals Resource Rent Tax is subject to passing by the Australian Parliament and may differ (wholly or in part) in its final form. BHP Billiton will continue to work constructively with the Australian Government to ensure the detailed design of minerals taxation maintains the international competitiveness of the Australian resources industry into the future.

•

On 18 August 2010, we announced our all-cash offer, and on 20 August 2010 we formally commenced the offer, to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. (‘PotashCorp’) at a price of US$130 in cash per PotashCorp common share. The offer values the total equity of PotashCorp at approximately US$40 billion on a fully diluted basis. The acquisition will accelerate BHP Billiton’s entry into the fertiliser industry and is consistent with the company’s strategy of becoming a leading global miner of potash. PotashCorp’s potash mining operations are a natural fit with BHP Billiton’s greenfield land holdings in Saskatchewan, Canada.

No other matter or circumstance has arisen since the end of FY2010 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of the Group in future years.

7.2 Share capital and buy-back programs

The BHP Billiton Limited on-market share buy-back program and the BHP Billiton Plc on-market share buy-back program were each suspended in FY2008. The Directors do not presently intend to reactivate these buy-back programs.

At the Annual General Meetings held during 2009, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 223,112,120 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. Shareholders will be asked at the 2010 Annual General Meetings to renew this authority.

During FY2010, we did not make any on-market or off-market purchases of BHP Billiton Limited or BHP Billiton Plc shares under any share buy-back program of the Group.

Some of our executives are entitled to options as part of their remuneration arrangements. We can satisfy these entitlements either by the acquisition of shares on-market and, in respect of some entitlements, by the issue of new shares.

The shares in column ‘A’ below were purchased to satisfy awards made under the various BHP Billiton Limited and BHP Billiton Plc employee share schemes during FY2010.

Period	A Total number of shares purchased	B Average price paid per share (a)	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or program
				BHP Billiton Limited		BHP Billiton Plc (b)
1 July 2009 to 31 July 2009	264,395	27.47	—	—	(c)	223,112,120	(d)
1 Aug 2009 to 31 Aug 2009	3,543,461	29.86	—	—	(c)	223,112,120	(d)
1 Sep 2009 to 30 Sep 2009	607,773	31.59	—	—	(c)	223,112,120	(d)
1 Oct 2009 to 31 Oct 2009	569,599	31.20	—	—	(c)	223,112,120	(d)
1 Nov 2009 to 30 Nov 2009	396,545	33.10	—	—	(c)	223,112,120	(d)
1 Dec 2009 to 31 Dec 2009	418,657	37.38	—	—	(c)	223,112,120	(d)
1 Jan 2010 to 31 Jan 2010	144,677	38.41	—	—	(c)	223,112,120	(d)
1 Feb 2010 to 28 Feb 2010	247,606	32.85	—	—	(c)	223,112,120	(d)
1 Mar 2010 to 31 Mar 2010	1,165,596	39.57	—	—	(c)	223,112,120	(d)
1 Apr 2010 to 30 Apr 2010	269,010	42.85	—	—	(c)	223,112,120	(d)
1 May 2010 to 31 May 2010	311,048	27.42	—	—	(c)	223,112,120	(d)
1 June 2010 to 30 June 2010	447,932	32.84	—	—	(c)	223,112,120	(d)

Total	8,386,299	32.60	—	—		—

(a)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate of the day of the purchase.
(b)	On 14 December 2007, the share buy-back program was suspended.
(c)	While BHP Billiton Limited is able to buy-back and cancel BHP Billiton Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001, BHP Billiton Limited has not made any announcement to the market extending the on-market share buy-back program beyond 30 September 2007. Any future on-market share buy-back program will be conducted in accordance with the Australian Corporations Act 2001 and will be announced to the market in accordance with the ASX Listing Rules.
(d)	At the Annual General Meetings held during 2009, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 223,112,120 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time.

7.3 Results, financial instruments and going concern

Information about our financial position and financial results is included in the financial statements in this Annual Report. The income statement shows profit attributable to BHP Billiton members of US$12,722 million compared with US$5,877 million in 2009.

The Group’s business activities, together with the factors likely to affect its future development, performance and position are discussed in section 3 of this Annual Report. In addition, section 5.6 and note 28 ‘Financial risk management’ to the financial statements detail the Group’s capital management objectives, its approach to financial risk management and exposure to financial risks, liquidity and borrowing facilities. Each of these sections is incorporated into, and forms part of, this Directors’ Report.

The Directors, having made appropriate enquiries, have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore they continue to adopt the going-concern basis of accounting in preparing the annual financial statements.

7.4 Directors

The Directors who served at any time during or since the end of the financial year were Don Argus, Marius Kloppers, Paul Anderson, Alan Boeckmann, Malcolm Broomhead, John Buchanan, Carlos Cordeiro, David Crawford, E Gail de Planque, Carolyn Hewson, David Jenkins, David Morgan, Wayne Murdy, Jacques Nasser, Keith Rumble and John Schubert. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 4.1 of this Annual Report. These details include the period for which each Director held office up to the date of this Directors’ Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2007, and the period for which each directorship has been held.

David Morgan retired as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 24 November 2009, having been a Director since January 2008.

David Jenkins retired as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 26 November 2009, having been a Director since March 2000.

Paul Anderson retired as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 31 January 2010, having been a Director since June 2006.

E Gail de Planque retired as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 31 January 2010, having been a Director since October 2005.

Don Argus retired as Chairman and a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 30 March 2010, having been a Director of BHP Limited since November 1996, Chairman of BHP Limited since March 1999 and a Director and Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Jacques Nasser assumed the Chairmanship of BHP Billiton Limited and BHP Billiton Plc on 31 March 2010.

Malcolm Broomhead and Carolyn Hewson were each appointed as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 31 March 2010.

The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in sections 5.3.12 and 5.4.1 of this Annual Report.

7.5 Remuneration and share interests

7.5.1 Remuneration

The policy for determining the nature and amount of emoluments of members of the Group Management Committee (GMC) (including the executive Director) and the non-executive Directors and information about the relationship between that policy and our performance are set out in sections 6.2, 6.3 and 6.7 of this Annual Report.

The remuneration tables contained in sections 6.4 and 6.7 of this Annual Report set out the remuneration of members of the GMC (including the executive Director) and the non-executive Directors.

7.5.2 Directors

The tables contained in section 7.20 of this Directors’ Report set out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office during FY2010, at the beginning and end of FY2010, and in relation to all Directors in office as at the date of this Directors’ Report, their relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc as at the date of this Directors’ Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the non-executive Directors. Interests held by the executive Director under share and option plans are set out in the tables showing interests in incentive plans contained in section 6.4.3 of this Annual Report. Further details of all options and rights held as at the date of this Directors’ Report (including those issued during or since the end of FY2010), and of shares issued during or since the end of FY2010 upon exercise of options and rights, are set out in note 30 ‘Key Management Personnel’ in the financial statements of this Annual Report. Except as disclosed in these tables, there have been no other changes in the Directors’ interests over shares or options in BHP Billiton Limited and BHP Billiton Plc between 30 June 2010 and the date of this Directors’ Report.

We have not made available to any Director any interest in a registered scheme.

The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003, and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out in section 6.7.3 of this Annual Report.

7.5.3 GMC members

The table contained in section 7.21 of this Directors’ Report sets out the relevant interests held by members of the GMC (other than Directors) in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of FY2010, and at the date of this Directors’ Report. Interests held by members of the GMC under share and option plans are set out in the tables showing interests in incentive plans contained in section 6.4.3 of this Annual Report. Further details of all options and rights held as at the date of this Directors’ Report (including those issued during or since the end of FY2010), and of shares issued during or since the end of FY2010 upon exercise of options and rights, are set out in note 30 ‘Key Management Personnel’ in the financial statements of this Annual Report.

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

We have a policy that we will, as a general rule, support and hold harmless an employee, including an employee appointed as a director of a subsidiary who, while acting in good faith, incurs personal liability to others as a result of working for us.

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

We have paid premiums for this ‘Directors and Officers’ insurance of US$2,594,990 net during FY2010. Some Directors, Company Secretaries and employees contribute to the premium for this insurance.

7.8 Employee policies and involvement

We are committed to open, honest and productive relationships with our employees. At BHP Billiton, we recognise the most important ingredient for success is our talented and motivated workforce, whose members demonstrate behaviours that are aligned to our Charter values.

We have an integrated people strategy to effectively attract, retain and develop talented people. Our approach is outlined in our Human Resources Policy, the BHP Billiton Code of Business Conduct and the Human Resources Standards and Procedures that prescribe what we will do and how we will do it. All of these documents are published and accessible to employees.

Effective communication and employee engagement is critical for maintaining open and productive relationships between leaders and employees. All employees receive communication on BHP Billiton goals and performance, as well as on important issues such as health and safety and the environment and the BHP Billiton Code of Business Conduct. Our Code is founded on our Charter values, which make an unqualified commitment to working with integrity. Communication is undertaken through a variety of channels, including the internet, intranet, email, newsletters and other means designed to cater for the local environment. These tools are also used to facilitate employee feedback, as are a variety of consultative processes. Dispute and grievance handling processes are also in place to assist in equitably addressing workplace issues in all businesses. A Business Conduct Advisory Service operates worldwide to allow concerns to be raised about conduct that is out of step with our Charter values, our policies and procedures or the law.

Our all-employee share purchase plan, Shareplus, is available to all employees, except where local regulations limit operation of the scheme. In these instances, alternative arrangements are in place. As at 30 June 2010, approximately 37 per cent of employees were participants in Shareplus. The Shareplus employee plan is described in section 6.3.3 of this Annual Report. Short-term and long-term incentive schemes also operate across the Group. Rewards for individuals are predicated on the need to meet targets relating to our Company’s performance in areas such as health, safety and achievement of financial measures and on the personal performance of each employee.

All employees are entitled to balanced and realistic feedback coupled with the identification of development and training needs to help maximise their performance and realise their full potential. In FY2010, 63 per cent of employees participated in a formal performance review process. Due to industrial agreements, not all employees are able to participate in individual performance reviews. The importance we place on employee development and training is demonstrated by the significant amount of training our employees undertake. In FY2010, the average hours spent on training per annum per employee was 120 hours for full-time employees and 32 hours for part-time employees.

BHP Billiton is committed to developing and maintaining a diverse workforce and providing a work environment in which every employee is treated fairly and with respect. We work actively to avoid discrimination on any basis, including disability. Where an employee suffers some disability while they are employed, we work to identify roles that meet their skill, experience and capability, and in some cases offer retraining. We also work hard to offer flexible work practices, where this is possible, taking into account the needs of the employee and those of the particular workplace. Our remuneration policy and employment packages, which must comply with local regulations, are based on merit, aligned to our business requirements and sufficiently attractive to recruit and retain the best people.

Our employees can access our Annual Reports either via the intranet or hard copy.

7.9 Environmental performance

Particulars in relation to environmental performance are referred to in sections 2.8, 3.3 and 7.22 of this Annual Report and in the Sustainability Report and the Sustainability Supplementary Information, available at www.bhpbilliton.com.

7.10 Corporate Governance

The UK Financial Services Authority’s Disclosure and Transparency Rules (DTR 7.2) require that certain information be included in a corporate governance statement set out in the Directors’ Report. BHP Billiton has an existing practice of issuing a separate corporate governance statement as part of its Annual Report. The information required by the Disclosure and Transparency Rules and the UK Financial Services Authority’s Listing Rules (LR 9.8.6) is located in section 5 of this Annual Report, with the exception of the information referred to in DTR 7.2.6, which is located in section 7.23 of this Annual Report.

7.11 Dividends

A final dividend of 45.0 US cents per share will be paid on 30 September 2010. Details of the dividends paid and the dividend policy are set out in sections 3.7.6 and 11.3 of this Annual Report.

7.12 Auditors

A resolution to reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2010 Annual General Meetings in accordance with section 489 of the UK Companies Act 2006.

No person who was an officer of BHP Billiton during FY2010 was a director or partner of the Group’s External Auditor at a time when the Group’s External Auditor conducted an audit of the Group.

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

7.13 Non-audit services

Details of the non-audit services undertaken by our External Auditor, including the amounts paid for non-audit services, are set out in note 34 ‘Auditor’s remuneration’ in the financial statements of this Annual Report. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. Further information about our policy in relation to the provision of non-audit services by the auditor is set out in section 5.5.1 of this Annual Report.

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

7.15 Political and charitable donations

No political contributions or donations for political purposes were made during FY2010. We made charitable donations for the purposes of funding community programs in the United Kingdom of US$250,946 (cash) (2009: US$220,685) and worldwide, including in-kind support and administrative cost totalling US$200,452,251 (2009: US$197,838,573).

The total amount of charitable donations made worldwide in FY2010 includes US$80 million contributed to a trust (registered with the UK Charities Commission) established for the purposes of funding community investment globally.

7.16 Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities. Further details are provided in sections 2.5 and 2.6 of this Annual Report.

7.17 Creditor payment policy

When we enter into a contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. We do not have a specific policy towards our suppliers and do not follow any code or standard practice. However, we settle terms of payment with suppliers when agreeing overall terms of business, and seek to abide by the terms of the contracts to which we are bound. As at 30 June 2010, BHP Billiton Plc (the unconsolidated parent entity) had US$101,000 of trade creditors outstanding which represents 10 days purchases outstanding in respect of costs, based on the total invoiced by suppliers during FY2010.

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

7.20 Directors’ shareholdings

The tables below set out information pertaining to the shares held by Directors in BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2010	As at 30 June 2009
Paul Anderson (1) (2)	Not applicable	106,000	106,000
Don Argus (2) (3)	Not applicable	329,190	321,890
Alan Boeckmann (4)	3,150	3,150	—
Malcolm Broomhead (3) (5)	9,000	9,000	—
John Buchanan	—	—	—

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2010	As at 30 June 2009
Carlos Cordeiro (4)	6,550	6,550	6,550
David Crawford (3)	33,127	33,127	33,127
E Gail de Planque (2) (3) (4)	Not applicable	5,180	5,180
Carolyn Hewson (5)	2,000	2,000	—
David Jenkins (2)	Not applicable	2,066	2,066
Marius Kloppers (3)	28,264	28,264	328
David Morgan (2) (3)	Not applicable	156,758	156,758
Wayne Murdy (3) (4)	4,030	4,030	4,030
Jacques Nasser (3) (4)	5,600	5,600	5,600
Keith Rumble	—	—	—
John Schubert	23,675	23,675	23,675

BHP Billiton Plc shares
Paul Anderson (1) (2)	Not applicable	4,000	4,000
Don Argus (2) (3)	Not applicable	21,740	—
Alan Boeckmann (4)	3,680	3,680	—
Malcolm Broomhead	—	—	—
John Buchanan	20,000	20,000	20,000
Carlos Cordeiro	—	—	—
David Crawford (3)	6,000	6,000	—
E Gail de Planque	Not applicable	—	—
Carolyn Hewson	—	—	—
David Jenkins (2) (3)	Not applicable	10,000	10,000
Marius Kloppers (3)	548,678	548,678	443,520
David Morgan	Not applicable	—	—
Wayne Murdy (3) (4)	3,512	3,512	—
Jacques Nasser	—	—	—
Keith Rumble (3)	12,200	12,200	12,200
John Schubert	—	—	—

(1)	66,000 BHP Billiton Limited shares are held in the form of 33,000 American Depositary Shares. 4,000 BHP Billiton Plc shares are held in the form of 2,000 American Depositary Shares.
(2)	The Director retired from the Board during FY2010: Paul Anderson (31 January 2010), Don Argus (30 March 2010), E Gail de Planque (31 January 2010), David Jenkins (26 November 2009) and David Morgan (24 November 2009). The disclosed holdings as at 30 June 2010 reflect their holdings as at the date of their respective retirement.
(3)	Includes shares held in the name of spouse, superannuation fund, nominee and/or other controlled entities.
(4)	All BHP Billiton Limited shares and BHP Billiton Plc shares are held in the form of American Depositary Shares: Alan Boeckmann (1,575 BHP Billiton Limited; 1,840 BHP Billiton Plc), Carlos Cordeiro (3,275 BHP Billiton Limited), E Gail de Planque (2,590 BHP Billiton Limited), Wayne Murdy (2,015 BHP Billiton Limited; 1,756 BHP Billiton Plc) and Jacques Nasser (2,800 BHP Billiton Limited).
(5)	Malcolm Broomhead and Carolyn Hewson were each appointed to the Board with effect from 31 March 2010.

7.21 GMC members’ shareholdings (other than Directors)

The following tables sets out information pertaining to the shares in BHP Billiton Limited and BHP Billiton Plc held by those senior executives who were members of the GMC during FY2010 (other than the executive Director).

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2010	As at 30 June 2009
Alberto Calderon	—	—	—
Andrew Mackenzie	—	—	—
Marcus Randolph (1)	191,415	191,415	117,420
Alex Vanselow (1)	174,263	174,263	99,888
Karen Wood (1)	109,133	109,133	71,959
J Michael Yeager (1) (2)	23,980	23,980	6,958

(1)	Includes shares held in the name of spouse, superannuation fund and/or nominee.
(2)	616 BHP Billiton Limited shares are held in the form of 308 American Depositary Shares.

BHP Billiton Plc shares	As at date of Directors’ Report	As at 30 June 2010	As at 30 June 2009
Alberto Calderon (1)	17,827	17,827	344
Andrew Mackenzie (1)	55,175	55,175	55,000
Marcus Randolph	—	—	—
Alex Vanselow	—	—	—
Karen Wood	—	—	—
J Michael Yeager	—	—	—

(1)	Includes shares held in the name of spouse, superannuation fund and/or nominee.

7.22 Performance in relation to environmental regulation

A significant environmental incident is one with a severity rating of four or above based on our internal severity rating scale (tiered from one to five by increasing severity). One significant incident occurred during FY2010 at our Pinto Valley Operations (US) involving a tailings release. The majority of the eroded tailings and cover material were recovered. Metal concentrations in surface water and sediments appear to be well below levels that could present a hazard.

Fines and prosecutions

In FY2010, BHP Billiton received three fines with a total value of US$35,057.

In particular, we received a fine of US$34,672 in March 2010 for an archaeological incident in Chile that occurred in calendar year 2008. Monitoring by external archaeologists detected intervention of Panel No. 5 of Geoglyphs in Pampas Intermedias outside the property of our Cerro Colorado operation. We have informed the community and instituted corrective measures to prevent further incidents of this nature.

The remaining two fines were levied in Brazil and the US.

Further information about our performance, including in relation to environmental regulation can be found in sections 2.8 and 3.3 of this Annual Report and in the Sustainability Report and the Sustainability Supplementary Information, available at www.bhpbilliton.com.

7.23 Share capital, restrictions on transfer of shares and other additional information

Information relating to BHP Billiton Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities and certain agreements triggered on a change of control, is set out in the following sections of this Annual Report:

•	Section 2.1 (BHP Billiton locations)

•	Section 2.7 (Government regulations)

•	Section 2.11 (Organisational structure)

•	Section 2.12 (Material contracts)

•	Section 2.13 (Constitution)

•	Section 5.4 (Board of Directors — Review, re-election and renewal)

•	Section 7.2 (Share capital and buy-back programs)

•	Section 11.2 (Share ownership)

•	Footnote (a) to note 19 ‘Share capital’ and footnote (d) to note 32 ‘Employee share ownership plans’ in the financial statements of this Annual Report.

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

Pinal Creek/Miami Wash area

BHP Copper Inc (BHP Copper) was, until March 2010, involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona. BHP Copper and the other members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc (now known as Freeport McMoRan Miami Inc (FMMI) and Inspiration Consolidated Copper Co) filed a contribution action in November 1991 in the Federal District Court for the District of Arizona (District Court) against former owners and operators of the properties alleged to have caused the contamination. As part of this action, BHP Copper sought an equitable allocation of clean-up costs between BHP Copper, the other members of the Pinal Creek Group, and BHP Copper’s predecessors. BHP Copper’s predecessors had asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties.

In February 2010, BHP Copper, FMMI and Inspiration Copper signed a settlement agreement under which FMMI paid US$40 million to BHP Copper and assumed all responsibility for future groundwater remediation and any future obligations with respect to third party claims related to groundwater contamination. The obligations of FMMI are backed by a parent company guarantee and an indemnity in favour of BHP Copper.

BHP Copper also settled the proceedings with its predecessors in February 2010 with an agreement that US$21.9 million will be held in trust and BHP Copper will be able to draw down on these funds as it completes specified source control projects on the BHP Copper properties over the next five to seven year period. This fund was partially funded by previously recovered insurance proceeds in the approximate amount of US$11 million to which BHP Copper and its predecessors claimed joint rights. These proceeds were previously held in a joint trust account for the benefit of these entities.

The District Court approved the settlement of the proceedings in March 2010. A State consent decree (the Decree) which was approved by the Federal District Court for the District of Arizona in August 1998 remains in place. The Decree authorises and requires groundwater remediation and facility-specific source control activities. BHP Copper continues to retain its obligations under the Decree although FMMI has, through the settlement, agreed to be responsible as indicated above. As a result of the settlement BHP Copper has reversed the US$130 million provision for the future planned remediation work.

BHP Copper has also settled the suits against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control and other costs noted above incurred by BHP Copper.

In view of settlements referred to above, this matter is no longer considered material to the Group and we do not intend to include it in future reports.

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

Mr Lomas seeks relief both quantified and unquantified, for himself and those Plan members he purports to represent, in respect of a number of alleged breaches committed by RAL, including allegations of breach of employment contracts, breach of trust, breach of the Trust Agreement underlying the Pension Plan. In particular:

•

Mr Lomas seeks US$115.26 million (C$121.6 million) on account of monies alleged to have been improperly paid out or withheld from the Pension Plan, together with compound interest calculated from the date of each alleged wrongdoing; and

•	punitive, aggravated and exemplary damages in the sum of US$1.84 million (C$1.94 million).

Mr Lomas purports to represent members of the defined benefits portion of the Pension Plan. In 2005, the defined contribution members of the Pension Plan were included as parties to this action.

A motion to strike Mr Lomas’ request for the winding up of the Plan was heard on 27 November 2006. The court struck out part of Mr Lomas’ claim, but allowed the remainder. RAL’s appeal from that decision was dismissed, but further leave to appeal to the Ontario Court of Appeal was granted. On 10 March 2010, the Ontario Court of Appeal ruled in favour of RAL’s motion to strike out that part of the plaintiff’s claim that sought a court order to wind-up the Plan.

RAL has notified its insurers of the application and has advised other third parties of possible claims against them in respect of matters alleged in the application.

Class actions concerning Cerrejón privatisation

The non-government organisation, Corporación Colombia Transparente (CCT), brought three separate class actions (Popular Actions numbers 1,029, 1,032 and 1,048) against various defendants in connection with the privatisation of 50 per cent of the Cerrejón Zona Norte mining complex in Colombia in 2002. Actions 1,029 and 1,048 were dismissed and the only one of these three actions still on foot is popular action 1,032, against Cerrejón Zona Norte SA (CZN), which remains in discovery phase. The complex is currently owned by CZN and Carbones del Cerrejón Limited (CDC). Our subsidiary Billiton Investment 3 BV owns a 33 per cent share in CDC, and our subsidiaries Billiton Investment 3 BV and Billiton Investment 8 BV (BHP Billiton Shareholders) collectively own a 33.33 per cent share in CZN.

CCT alleges, in part, that the defendants failed to comply with the privatisation process, and that the offer price for shares in CZN between Stages 1 and 2 of the privatisation process was not correctly adjusted for inflation.

Our share of the alleged adjustment of the CZN share price would be approximately US$4 million. In the alternative, CCT seeks declaration that the privatisation is null and void and forfeiture of the transfer price paid, of which our share would be approximately US$148 million. In both instances, CCT also seeks unquantified sanctions, including payment of stamp taxes, an award of 15 per cent of all monies recovered by the defendants, together with interest on all amounts at the maximum rate authorised by law.

In addition, a separate class action (Popular Action no. 242) has been brought by an individual, Mr Martín Nicolás Barros Choles, against various defendants, including CDC, arising out of the privatisation of the Cerrejón Zona Norte mining complex in Colombia.

Mr Choles claims that the transferral of rights by CDC to CZN was ineffective because it only involved a transfer of shares and not the transfer of the underlying rights in the properties and assets used in the Cerrejón North Zone operation. Consequently, he is seeking orders that CDC pays for the use and lease of the properties and assets until November 2009, and that from that date the properties and assets of the Cerrejón project revert to the State.

Mt Newman and Goldsworthy railway lines

In June 2004, Fortescue Metals Group Limited (FMG) applied to the National Competition Council (NCC) to have use of parts of the Mt Newman and Goldsworthy railway lines declared as a ‘service’ under Part IIIA of the Trade Practices Act 1974. Declaration under Part IIIA confers a statutory right to negotiate the terms of use of the service, on terms that are determined by arbitration if agreement cannot be reached by negotiation. The NCC found that the two railway lines each provide separate services, and that while the Mt Newman line could be declared, the Goldsworthy line could not because it is part of a ‘production process’. The NCC then proceeded to consider the Mt Newman railway line aspect of the application.

In December 2004, BHP Billiton Iron Ore Pty Ltd (BHPBIO) lodged an application with the Federal Court, challenging the NCC’s decision in relation to the application of the ‘production process’ definition to the Mt Newman railway. FMG similarly instituted proceedings in the Federal Court appealing NCC’s decision in relation to the Goldsworthy railway. The Federal Court held in favour of FMG, and BHPBIO appealed this decision to the Full Court of the Federal Court. The majority of the Full Court decided in favour of FMG and successive appeals by BHPBIO to the Full Court of the Federal Court and the High Court were unsuccessful.

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

On 30 June 2010, following a lengthy hearing, the Australian Competition Tribunal released its determination. The Tribunal affirmed the decision not to declare the Mt Newman line. The Tribunal also affirmed the Treasurer’s decision to declare the Goldsworthy line service for a period of 20 years commencing on 19 November 2008. Neither of the determinations in relation to Mt Newman or Goldsworthy has been appealed.

Following the Tribunal’s decision, access seekers may now negotiate with BHPBIO to determine terms of access to the Goldsworthy railway, and either the access seeker or BHPBIO could refer disputed matters to the ACCC for arbitration under the statutory framework established under Part IIIA of the Trade Practices Act. The outcome of this process would govern whether access would be provided and on what terms.

Australian Taxation Office assessments

The Australian Taxation Office (ATO) has issued amended assessments during the period from 2005 to 2008 denying bad debt deductions arising from the investments in Hartley, Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections against all the amended assessments. An amount of US$686 million was paid to the ATO pursuant to ATO disputed assessment guidelines, which require that taxpayers generally must pay half of the tax in dispute to defer recovery proceedings.

The Boodarie Iron and Beenup bad debt disallowance matters and the Boodarie Iron capital allowance matter were heard concurrently in the Federal Court in January 2009. BHP Billiton was successful on all counts. The ATO appealed and the matter was heard in the Full Federal Court in November 2009. BHP Billiton was again successful on all counts. The ATO sought special leave to appeal to the High Court only in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project. The High Court has granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project. A date for the appeal has not yet been set. As a result of the ATO not seeking to challenge the Boodarie Iron bad debt disallowance, the ATO refunded US$552 million to BHP Billiton including interest. BHP Billiton also expects that as a result of the High Court not granting special leave for the Beenup bad debt disallowance, the ATO will refund the amount paid in relation to this dispute of US$62 million plus interest. BHP Billiton settled the Hartley matter with the ATO in September 2009.

The amount remaining in dispute following the decision of the High Court for the denial of capital allowance claims on the Boodarie Iron project is approximately US$435 million, being primary tax of US$328 million and US$107 million of interest (after tax).

Petroleum Resource Rent Tax litigation

BHP Billiton Petroleum (Bass Strait) Pty Ltd is involved in litigation in the Federal Court of Australia, disputing whether certain receipts related to capacity are subject to Petroleum Resource Rent Tax, as well as the ATO’s assessment of the taxing point for Petroleum Resource Rent Tax purposes in relation to sales of gas and LPG produced from the Gippsland Joint Venture. The trial has commenced earlier this year and the relevant matters remain before the Court.

Petroleum Resource Rent Tax has been paid and expensed based on the ATO’s assessment, and any success will result in an income tax benefit.

Given the complexity of the matters under dispute, it is not possible at this time to accurately quantify the anticipated benefit.

North West Shelf Excise on Condensate litigation

BHP Billiton Petroleum (North West Shelf) Pty (NWS) has commenced litigation in the Federal Court of Australia and the Administrative Appeals Tribunal seeking orders that recently enacted excise by-laws prescribing a condensate production area for the purposes of the Excise Tariff Act incorrectly define the relevant fields. As at 30 June 2010, we have paid and expensed US$150 million.

9	FINANCIAL STATEMENTS

Refer to F–1 to F–96.

10 Glossary

10.1 Non-mining terms

In the context of American Depositary Shares (ADS) and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange.

Term	Definition
A$	Australian dollars being the currency of the Commonwealth of Australia.

American Depositary Share (ADS)	An American Depositary Share is a share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges in the US. One ADS is equal to two BHP Billiton Limited or BHP Billiton Plc ordinary shares. ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that trade on the NYSE.

BHP Billiton	Being both companies in the dual listed company structure, BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited share	A fully paid ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited shareholders	The holders of BHP Billiton Limited shares.

BHP Billiton Limited special voting share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Limited on Joint Electorate Actions.

BHP Billiton Plc equalisation share	A share that has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger.

BHP Billiton Plc 5.5 per cent preference share	Shares that have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority of any other class of shares in BHP Billiton Plc on a return of capital or winding up.

BHP Billiton Plc share	A fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc shareholders	The holders of BHP Billiton Plc shares.

BHP Billiton Plc special voting share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Plc on Joint Electorate Actions.

Board	The Board of Directors of BHP Billiton.

CEO	Chief Executive Officer.

Cost and freight (CFR) ( named port of destination)	The seller must pay the costs and freight necessary to bring the goods to the named port of destination, but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered onboard the vessel, is transferred from the seller to the buyer when the goods pass the ship’s rail in the port of shipment. The CFR term requires the seller to clear the goods for shipment.

Co-Investment Plan	Legacy employee share scheme. Abbreviates to CIP.

Community investment	Contributions made to support communities in which we operate. Our contributions to community programs comprise cash, in-kind support and administration costs. Our targeted level of contribution is one per cent of pre-tax profit calculated on the average of the previous three years’ pre-tax profit.

CSG	Customer Sector Group being the strategic business units of BHP Billiton.

CY20XX	Refers to the calendar year ending 31 December 20XX, where XX is the two-digit number of the year.

Deferred share	A nil-priced option or a conditional right to acquire a share issued under the rules of the GIS.

Dividend Record Date	The date, determined by a company’s board of directors, by when an investor must be recorded as an owner of shares in order to qualify for a forthcoming dividend.

Term	Definition
DLC merger	The Dual Listed Company merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001.

DLC structure	The corporate structure resulting from the DLC merger.

Employee Share Plan (ESP)	A legacy employee share plan that commenced under the jurisdiction of BHP Limited prior to the formation of BHP Billiton. Abbreviates to ESP.

Expected value	Expected value of a share incentive – the average outcome weighted by probability. This measure takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors such as volatility, forfeiture risk, etc.

Free on board (FOB) (... named port of shipment)	The seller delivers when the goods pass the ship’s rail at the named port of shipment. This means that the buyer has to bear all costs and risks of loss of or damage to the goods from that point. The FOB term requires the seller to clear the goods for export. This term can be used only for sea or inland waterway transport.

FY20XX	Refers to the financial year ending 30 June 20XX, where XX is the two-digit number for the year.

GAAP	Generally accepted accounting principles.

Gearing	Gearing is defined as the ratio of net debt to net debt plus net assets.

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries.

Group Incentive Scheme	Current employee share scheme. Abbreviates to GIS.

International Financial Reporting Standards	Accounting standards as issued by the International Accounting Standards Board. Abbreviates to IFRS.

Key Management Personnel	Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including executive Directors), and non-executive Directors. Abbreviates to KMP.

Key Performance Indicator	Used to measure the performance of the Group, individual businesses and executives in any one year. Abbreviates to KPI.

LME	London Metal Exchange – A London exchange which trades metals (e.g. lead, zinc, aluminium and nickel) in forward and option markets.

Long Term Incentive Plan	Current employee share scheme. Abbreviates to LTIP.

Major capital projects	Capital projects in the Feasibility or Execution phase where our share of capital expenditure to project completion is greater then US$250 million.

Market value	The market value based on closing prices, or, in instances when an executive exercises and sells shares, the actual sale price achieved.

Occupational exposure limit	The level of exposure to an agent to which it is believed that nearly all workers may be repeatedly exposed, throughout a working life, without adverse health effects. Occupational exposure limits are established for chemical and physical agents and may be expressed as time-weighted average, ceiling or short-term exposure limits. Abbreviates to OEL.

Occupational illness	An occupational illness is an illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact.

Option	A right to acquire a share on payment of an exercise price issued under the rules of the GIS.

Performance share	A nil-priced option or a conditional right to acquire a share, subject to a Performance Hurdle, issued under the rules of the LTIP.

Term	Definition
Performance share plan	An employee share plan that commenced under the jurisdiction of BHP Limited or Billiton Plc and prior to the formation of BHP Billiton. Legacy share scheme. Abbreviates to PSP.

Restricted Share Scheme	Legacy employee share scheme. Abbreviates to RSS.

Shareplus	All employee share purchase plan.

Significant environmental incident	A significant environmental incident is an occurrence that has resulted in or had the potential to cause significant environmental harm. Our definition of ‘significant’ is conservative to ensure all learnings are captured from relevant HSEC incidents. Such an incident is rated at level 3 or above on the BHP Billiton HSEC Consequence Severity Table which may be viewed at our website, www.bhpbilliton.com.

STRATE	Share Transactions Totally Electronic is a South African electronic settlement and depository system for dematerialised equities.

Total Recordable Injuries Frequency	Total Recordable Injury Frequency = (Fatalities + Lost Time Cases + Restricted Work Cases + Medical Treatment Cases)/1,000,000 work hours. Abbreviates to TRIF.

Total shareholder return	The change in share price plus dividends. Abbreviates to TSR.

US$	The Group’s reporting currency and the functional currency of the majority of its operations is the US dollar as this is assessed to be the principal currency of the economic environments in which they operate.

10.2 Mining and mining-related terms

Term	Definition
2D	Two dimensional

3D	Three dimensional

Alumina	Aluminium oxide (Al2O 3). Alumina is produced from bauxite in the refining process. Alumina is then converted (reduced) in an electrolysis cell to produce aluminium metal.

Bauxite	Chief ore of aluminium.

Bio-leaching	Use of naturally occurring bacteria, to leach a metal from ore; for example, copper, zinc, uranium, nickel and cobalt from a sulphide mineral.

Brownfield	An exploration or development project located within an existing mineral province which can share infrastructure and management with an existing operation.

Coal Reserves	The same meaning as Ore Reserves, but specifically concerning coal.

Coking coal	By virtue of its carbonisation properties, is used in the manufacture of coke, which is used in the steelmaking process. Coking coal may also be referred to as metallurgical coal.

Condensate	A mixture of hydrocarbons that exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Term	Definition
Copper cathode	Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning.

Crude oil	A mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.

Cut-off grade	A nominated grade above which is defined some mineral aspect of the reserve. For example, the lowest grade of mineralised material that qualifies as economic for estimating an Ore Reserves.

Electrowinning/electrowon	An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.

Energy coal	Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Ethane	Where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

Flotation	A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth and the unwanted mineral particles sink.

Grade	The relative quantity, or the percentage, of metal or mineral content in an orebody.

Greenfield	The development or exploration located outside the area of influence of existing mine operations/infrastructure.

Head grade	The average grade of ore delivered to a process for mineral extraction.

Heap leach(ing)	A process used for the recovery of metals such as copper, nickel, uranium and gold from low-grade ores. The crushed material is laid on a slightly sloping, impermeable pad and leached by uniformly trickling (gravity fed) a chemical solution through the beds to ponds. The metals are recovered from the solution.

Ilmenite	The principle ore of titanium composed of iron, titanium and oxygen (FeTiO3).

Leaching	The process by which a soluble metal can be economically recovered from minerals in ore by dissolution.

Liquefied natural gas (LNG)	Consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

Liquefied petroleum gas (LPG)	Consists of propane and butane and a small amount (less than two per cent) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels.

Marketable Coal Reserves	Represents beneficiated or otherwise enhanced coal product and should be read in conjunction with, but not instead of, reports of coal reserves.

Metallurgical coal	A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.

Open-cut/open-pit (OC/OP)	Surface working in which the working area is kept open to the sky. Abbreviated to OC/OP.

Term	Definition
Ore Reserves	That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Probable Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assure continuity between points of observation.

Proved oil and gas reserves	The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made).

Proved Ore Reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches and workings on drill holes and grade and/or quality are computed from the results of detailed samplings; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.

Reserve life	Current stated ore reserves divided by the current approved nominal production rate.

Run of mine product	Product mined in the course of regular mining activities. Abbreviates to ROM.

Rutile	It is an ore of titanium composed of titanium and oxygen (TiO2).

Solvent extraction	A method of separating one or more metals from a leach solution by treating with a solvent that will extract the required metal, leaving the others. The metal is recovered from the solvent by further treatment.

Spud	Commence drilling of an oil or gas well.

Stockpile (SP)	An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unequal to handling the mine output; any heap of material formed to create a reserve for loading or other purposes or material dug and piled for future use. Abbreviates to SP.

Tailing	Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted.

Total Coal Reserves	Run of mine reserves as outputs from the mining activities.

Total Marketable Reserves	Product reserves as outputs from processing plant which includes sizing and beneficiation.

Total Ore Reserves	Represent Proved Ore Reserves plus Probable Ore Reserves.

Underground (UG)	Natural or man-made excavation under the surface of the Earth. Abbreviated to UG.

Zircon	It is the chief ore of zirconium composed of zirconium, silicon and oxygen (ZrSiO4).

10.3 Units of measure

Abbreviation	Description
bbl/d	Barrels per day
boe	Barrel oil equivalent
dmt	Dry metric tonne
dmtu	Dry metric tonne unit
ha	Hectare
km	Kilometre
kV	Kilovolt
kt	Kilotonne
kdwt	Thousand deadweight tonnes
m	Metre
Ml	Megalitre
Mt	Millions of tonnes
MMboe	Million barrels oil equivalent
MMBtu	Million British Thermal Units
MMcf/d	Million cubic feet per day
Mbbl/d	Thousand barrels per day
MMbbl/d	Million barrels per day
MMcm/d	Million cubic metres per day
mtpa	Million tonnes per annum
MW	Megawatt
psi	Pounds per square inch
scf	Standard cubic feet
TJ	Terajoule
tpa	Tonnes per annum
tpd	Tonnes per day
tph	Tonnes per hour
wmt	Wet metric tonnes

11 Shareholder information

11.1 Markets

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia and BHP Billiton Plc has a premium listing on the UK Listing Authority’s Official List and its ordinary shares are admitted to trading on the London Stock Exchange (LSE). BHP Billiton Plc also has a secondary listing on the Johannesburg Stock Exchange (JSE).

In addition, BHP Billiton Limited and BHP Billiton Plc are listed on the New York Stock Exchange (NYSE). Trading on the NYSE is via American Depositary Shares (ADSs), each representing two ordinary shares evidenced by American Depositary Receipts (ADRs). Citibank N.A. is the Depositary for both ADR programs. BHP Billiton Limited’s ADSs have been listed for trading on the NYSE (ticker BHP) since 28 May 1987 and BHP Billiton Plc’s since 25 June 2003 (ticker BBL).

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

BHP Billiton Limited

The tables in sections 7.20 and 7.21 of this Annual Report show the holdings for Directors and other members of the Group Management Committee of BHP Billiton Limited, as a group, of BHP Billiton Limited’s voting securities. No person beneficially owned more than five per cent of BHP Billiton Limited’s voting securities. The following table shows holdings of five per cent or more of voting rights in BHP Billiton Limited’s shares as notified to BHP Billiton Limited under the Corporations Act 2001, Section 671B.

					Percentage of total voting rights
Title of class	Identity of person or group	Date of notice received	Date of change	Number owned	2010	2009	2008
Ordinary shares	BlackRock Investment Management (Australia) Limited (1)	4 January 2010	02 December 2009	183,990,864	5.48%	—	—

(1)	On 2 December 2009, the Barclays Global Investors business was acquired by BlackRock Investment Management (Australia) Limited. The combined holdings of BlackRock Investment Management (Australia) Limited following this acquisition triggered this disclosure.

BHP Billiton Plc

The following table shows holdings of three per cent or more of voting rights in BHP Billiton Plc’s shares as notified to BHP Billiton Plc under the UK Disclosure and Transparency Rule 5. (1)

					Percentage of total voting rights (2)
Title of class	Identity of person or group	Date of notice received	Date of change	Number owned	2010	2009	2008
Ordinary shares	Legal & General Group Plc (3)	17 February 2010	16 February 2010	88,103,187	3.99%	4.54%	4.54%
Ordinary shares	BlackRock, Inc. (4)	3 December 2009	1 December 2009	213,014,043	9.65%	—	—

(1)	There has been no change in the holdings of three per cent or more of the voting rights in BHP Billiton Plc’s shares notified to BHP Billiton Plc as at the date of this Report.
(2)	The percentages quoted are based on the total voting rights of BHP Billiton Plc as at the date of the Annual Report each year of 2,207,007,544 (2010), 2,207,007,544 (2009) and 2,207,007,544 (2008) respectively.
(3)	The notification received from Legal & General Group Plc was a group disclosure covering the interests of Legal & General Group Plc and its subsidiaries.
(4)	On 1 December 2009, the Barclays Global Investors business was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc following this acquisition triggered this disclosure.

The following table shows holdings of Directors and members of the Group Management Committee of BHP Billiton Plc who were in office as at 30 June 2010, as a group, of BHP Billiton Plc’s voting securities as at that date. (1)

Title of class	Identity of person or group	Number owned	Percentage of total voting rights at 30 June 2010 (2)
Ordinary shares	Directors and executives as a group	667,072	0.03%

(1)	There has been no change in the holdings of the Directors and members of the Group Management Committee who were in office at 30 June 2010 as at the date of this Report.
(2)	The percentages quoted are based on the total voting rights of BHP Billiton Plc of 2,207,007,544.

Twenty largest shareholders as at 27 August 2010 (as named on the Register of Shareholders)

BHP Billiton Limited	Number of fully paid shares	% of issued capital
1. HSBC Australia Nominees Pty Ltd	568,691,956	16.93
2. J P Morgan Nominees Australia Limited	380,666,706	11.33
3. National Nominees Ltd	354,067,806	10.54
4. Citicorp Nominees Pty Limited <BHP Billiton ADR Holders A/C>	248,542,952	7.40
5. Citicorp Nominees Pty Limited	155,173,867	4.62
6. Australian Mutual Provident Society	84,805,959	2.53
7. ANZ Nominees Limited <Cash Income A/C>	58,067,540	1.73
8. Potter Warburg Nominees Pty Ltd	16,074,127	0.48
9. Australian Foundation Investment Company Limited	14,276,934	0.43
10. Australian Reward Investment Alliance	10,276,036	0.31
11. Perpetual Trustee Australia Group	9,583,950	0.29
12. Queensland Investment Corporation	9,395,068	0.28
13. RBC Dexia Investor Services Australia Nominees Pty Limited <PIPOOLED A/C>	9,086,179	0.27
14. UBS Nominees Pty Ltd	8,496,188	0.25
15. Bond Street Custodians Limited	7,781,689	0.23
16. RBC Dexia Investor Services Australia Nominees Pty Limited <MLCI A/C>	7,369,807	0.22
17. ARGO Investments Limited	7,217,411	0.21
18. Tasman Asset Management Limited <Tyndall Australian Share Wholesale Portfolio A/C>	6,309,450	0.19
19. RBC Dexia Investor Services Australia Nominees Pty Limited <BKCUST A/C>	5,968,819	0.18
20. INVIA Custodian Pty Limited	5,590,817	0.17

	1,967,443,261	58.59

BHP Billiton Plc	Number of fully paid shares	% of issued capital
1. PLC Nominees (Proprietary) Limited	422,585,349	18.94
2. National City Nominees Limited	97,380,499	4.36
3. GEPF Equity	88,469,041	3.97
4. Chase Nominees Limited <LEND>	73,949,665	3.31
5. Chase Nominees Limited	69,100,938	3.10
6. State Street Nominees Limited<OM02>	68,856,840	3.09
7. HSBC Global Custody Nominee (UK) Ltd <357206>	59,716,462	2.68
8. The Bank of New York (Nominees) Ltd	40,528,445	1.82
9. Nortrust Nominees Limited	39,188,189	1.76
10. Nutraco Nominees Limited <781221>	39,000,000	1.75
11. State Street Nominees Limited <OD64>	36,722,978	1.65
12 Nortrust Nominees Limited <SLEND>	35,586,897	1.60
13. Vidacos Nominees Limited <CLRLUX2>	35,275,064	1.58
14. Industrial Development Corporation of South Africa	33,804,582	1.52
15. BNY Mellon Nominees Limited <BSDTGUSD>	31,325,276	1.40
16. Vidacos Nominees Limited <FGN>	27,497,115	1.23
17. Lynchwood Nominees Limited <2006420>	27,345,821	1.23
18. Chase Nominees Limited <BGILIFEL>	26,050,447	1.17
19. Chase Nominees Limited <USRESLD>	24,200,133	1.08
20. State Street Nominees Limited <OM04>	21,860,361	0.98

	1,298,444,102	58.22

US share ownership as at 30 June 2010

	BHP Billiton Limited					BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers		% of issued capital	Shareholders Numbers	%	Shares Numbers		% of issued capital
Classification of holder
Registered holders of voting securities	1,953	0.33	5,459,438		0.16	73	0.35	172,439		0.01
ADR holders	1,161	0.20	255,669,208	(a)	7.61	146	0.70	102,738,254	(b)	4.60

(a)	These shares translate to 127,834,604 ADRs.
(b)	These shares translate to 51,369,127 ADRs.

Distribution of shareholders and shareholdings as at 27 August 2010

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Registered address
Australia	573,108	96.05	3,286,801,433	97.87	222	1.06	1,287,410	0.05
New Zealand	14,202	2.38	39,730,763	1.18	31	0.15	108,339	0.01
United Kingdom	3,531	0.59	11,252,701	0.34	18,233	87.27	1,778,165,001	79.70
United States	1,948	0.33	5,526,600	0.16	75	0.36	169,270	0.01
South Africa	121	0.02	227,794	0.01	1,405	6.73	437,474,644	19.61
Other	3,736	0.63	14,820,205	0.44	925	4.43	13,916,538	0.62

Total	596,646	100.00	3,358,359,496	100.00	20,891	100.00	2,231,121,202	100.00

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers (a)%		Shareholders Numbers	%	Shares Numbers	%
Size of holding
1 – 500 (b)	260,495	43.66	60,235,580	1.79	10,357	49.60	2,716,378	0.12
501 – 1,000	115,131	19.30	90,251,249	2.69	4,589	21.97	3,402,434	0.15
1,001 – 5,000	170,355	28.55	385,714,355	11.49	3,801	18.19	7,772,304	0.35
5,001 – 10,000	28,884	4.84	204,755,800	6.10	494	2.36	3,518,220	0.16
10,001 – 25,000	16,164	2.71	243,962,722	7.26	402	1.93	6,411,976	0.29
25,001 – 50,000	3,542	0.59	121,393,280	3.61	237	1.13	8,604,555	0.39
50,001 – 100,000	1,329	0.22	90,955,201	2.71	230	1.10	16,827,646	0.75
100,001 – 250,000	519	0.09	75,513,649	2.25	273	1.30	44,883,874	2.01
250,001 – 500,000	119	0.02	40,397,682	1.20	184	0.88	66,276,426	2.97
500,001 – 1,000,000	51	0.01	34,056,164	1.01	113	0.54	77,902,819	3.49
1,000,001 and over	57	0.01	2,011,123,814	59.89	211	1.00	1,992,804,570	89.32

Total	596,646	100.00	3,358,359,496	100.00	20,891	100.00	2,231,121,202	100.00

(a)	One share entitles the holder to one vote.
(b)	Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$37.30 as at 27 August 2010 was 4,300.

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Classification of holder
Corporate	122,339	20.50	2,321,912,120	69.14	11,207	53.65	2,216,833,840	99.36
Private	474,307	79.50	1,036,447,375	30.86	9,684	46.35	14,287,362	0.64

Total	596,646	100.00	3,358,359,497	100.00	20,891	100.00	2,231,121,202	100.00

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

BHP Billiton Limited

		Ordinary shares		American Depositary Shares (1)
BHP Billiton Limited		High A$	Low A$	High US$	Low US$
FY2005		19.50	12.41	31.01	17.36
FY2006		32.00	18.09	49.21	27.35
FY2007		35.38	23.86	60.39	36.19
FY2008		49.55	31.00	95.00	52.27
FY2009	First quarter	44.40	31.00	82.86	50.50
	Second quarter	32.75	21.10	51.35	24.62
	Third quarter	34.01	27.11	48.45	33.56
	Fourth quarter	38.27	31.48	61.86	44.38
FY2010	First quarter	39.59	32.14	68.89	49.54
	Second quarter	43.12	36.20	77.90	62.63
	Third quarter	44.47	39.20	81.80	67.90
	Fourth quarter	44.63	36.28	82.86	58.44

	Ordinary shares		American Depositary Shares (1)
BHP Billiton Limited	High A$	Low A$	High US$	Low US$
Month of January 2010	44.47	39.40	81.80	69.37
Month of February 2010	42.16	39.20	75.09	67.90
Month of March 2010	44.41	40.98	81.11	75.08
Month of April 2010	44.63	40.50	82.86	72.79
Month of May 2010	39.53	36.28	71.44	59.10
Month of June 2010	39.91	36.54	69.61	58.44
Month of July 2010	40.46	36.98	72.40	62.42
Month of August 2010	41.55	37.05	75.77	65.42

(1)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

The total market capitalisation of BHP Billiton Limited at 30 June 2010 was A$126.4 billion, which represented approximately 9.17 per cent of the total market capitalisation of all companies listed on the ASX. The closing price for BHP Billiton Limited ordinary shares on the ASX on that date was A$37.65.

BHP Billiton Plc

		Ordinary shares		American Depositary Shares (1)
BHP Billiton Plc		High UK pence	Low UK pence	High US$	Low US$
FY2005		776.50	474.75	30.23	17.49
FY2006		1,211.50	722.00	45.50	25.90
FY2007		1,390.00	853.00	56.40	33.20
FY2008		2,196.00	1,183.00	85.62	47.83
FY2009	First quarter	1,841.00	1,232,00	74.18	42.44
	Second quarter	1,298.00	752.50	44.00	21.16
	Third quarter	1,507.00	1,034.00	44.93	28.59
	Fourth quarter	1,557.00	1,333.00	51.71	39.01
FY2010	First quarter	1,766.00	1,287.50	58.69	41.88
	Second quarter	2,012.50	1,627.00	64.66	51.93
	Third quarter	2,268.50	1,824.50	68.88	57.26
	Fourth quarter	2,334.50	1,735.00	70.95	49.45

	Ordinary shares		American Depositary Shares (1)
BHP Billiton Plc	High UK pence	Low UK pence	High US$	Low US$
Month of January 2010	2,115.50	1,842.50	68.73	58.58
Month of February 2010	2,029.00	1,824.50	63.22	57.26
Month of March 2010	2,268.50	2,072.00	68.88	63.20
Month of April 2010	2,334.50	2,025.50	70.95	61.00
Month of May 2010	2,025.50	1,763.50	59.38	50.32
Month of June 2010	2,031.50	1,735.00	58.95	49.45
Month of July 2010	1,991.50	1,684.50	61.63	51.61
Month of August 2010	2,038.50	1,767.00	64.83	55.27

(1)	Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.

The total market capitalisation of BHP Billiton Plc at 30 June 2010 was £38.7 billion, which represented approximately 2.42 per cent of the total market capitalisation of all companies listed on the LSE. The closing price for BHP Billiton Plc ordinary shares on the LSE on that date was £17.545.

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

Dividends

Dividends (including other distributions treated as dividends for Australian tax purpose) paid by BHP Billiton Limited to a US holder who or which is a resident of Australia, or to a non-resident of Australia whose holding is effectively connected with a permanent establishment in Australia, may be subject to income tax.

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

The payment of Australian income tax by an Australian company, such as BHP Billiton Limited, generates a franking credit for the company. Broadly, an amount of tax paid by the company flows through to shareholders (as a ‘franking credit’) when the company pays a dividend which is franked by the company. Fully franked dividends paid to non-resident shareholders are not subject to withholding tax.

Dividends paid to non-residents of Australia are also exempt from withholding tax to the extent to which such dividends are declared by BHP Billiton Limited to be conduit foreign income (CFI). CFI is made up of certain amounts that are earned by BHP Billiton Limited that are not subject to tax in Australia, such as dividends remitted to Australia by foreign subsidiaries.

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

If a partnership holds the ordinary shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares or ADSs should consult its tax adviser with regard to the US federal income tax treatment of an investment in the ordinary shares or ADSs.

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

Dividends paid to a non-corporate US holder on shares or ADSs in taxable years beginning before 1 January 2011 will be taxable at the rate applicable to long-term capital gains (generally at a rate of 15 per cent) provided that the US holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and does not enter into certain risk reduction transactions with respect to the shares or ADSs during the abovementioned holding period. Absent new legislation extending the current rates, dividends paid in taxable years beginning on or after 1 January, 2011 will be subject to ordinary income rates. In addition, a non-corporate US holder that elects to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rate of taxation. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

Dividends will be income from sources outside the US, and generally will be ‘passive category’ income or, in the case of certain taxpayers, ‘general category’ income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a US holder. In general, your ability to use foreign tax credits may be limited and is dependent on your particular circumstances. US holders should consult their own tax advisers with respect to these matters.

Sale of ordinary shares and ADSs

Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in those ordinary shares or ADSs. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than 12 months in the shares or ADSs sold. There are limitations on the deductibility of capital losses.

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

UK stamp duty and stamp duty reserve tax

UK stamp duty or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on any issue or transfer of shares to the Depositary or their nominee where those shares are for inclusion in the ADS program at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale) or their value (if transferred for no consideration). With effect from 1 October 2009, this 1.5% charge will not apply to issues of shares into EU depositary receipt systems and into EU clearance systems. However, the 1.5 per cent SDRT charge should continue to apply to the issue of shares to a clearance service or a depositary receipt issuer located outside the EU. No SDRT would be payable on the transfer of an ADS. No UK stamp duty should be payable on the transfer of an ADS provided that the instrument of transfer is executed and remains at all times outside the UK. Transfers of ordinary shares to persons other than the Depositary or their nominee will give rise to stamp duty or SDRT at the time of transfer. The relevant rate is currently 0.5 per cent of the amount payable for the shares. The purchaser normally pays the stamp duty or SDRT.

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

If a partnership holds the ordinary shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares or ADSs should consult its tax adviser with regard to the US federal income tax treatment of an investment in the ordinary shares or ADSs.

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

Dividends

Under US federal income tax laws and subject to the PFIC rules discussed below, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes).The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend.

Dividends paid to a non-corporate US holder on shares or ADSs in taxable years beginning before 1 January 2011 will be taxable at the rate applicable to long-term capital gains (generally at a rate of 15 per cent) provided that the US holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, and does not enter into certain risk reduction transactions with respect to the shares or ADSs during the abovementioned holding period. Absent new legislation extending the current rates, dividends paid in taxable years beginning on or after January 1, 2011 will be subject to ordinary income rates. In addition, a non-corporate US holder that elects to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rate of taxation. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

Dividends will be income from sources outside the US, and generally will be ‘passive category’ income or, for certain taxpayers, ‘general category’ income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a US holder. In general, your ability to use foreign tax credits may be limited and is dependent on your particular circumstances. US holders should consult their own tax advisors with respect to these matters.

Sale of ordinary shares and ADSs

Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in those ordinary shares or ADSs. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than 12 months in the shares or ADSs sold. There are limitations on the deductibility of capital losses.

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

12 Exhibits

Exhibit 1 Constitution

1.1	Constitution of BHP Billiton Limited. (1)

1.2	Memorandum and Articles of Association of BHP Billiton Plc. (1)

Exhibit 4 Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc. (2)

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited. (2)

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc. (2)

4.6	Form of Service Agreement for Specified Executives (referred to in this Annual Report as the Key Management Personnel). (3)

4.7	BHP Billiton Ltd Group Incentive Scheme Rules 2004, dated August 2008. (4)

4.8	BHP Billiton Ltd Long Term Incentive Plan Rules, dated December 2007. (4)

4.9	BHP Billiton Plc Group Incentive Scheme Rules 2004, dated August 2008. (4)

4.10	BHP Billiton Plc Long Term Incentive Plan Rules, dated December 2007. (4)

4.11	Implementation Agreement between BHP Billiton Limited, BHP Billiton Plc and Rio Tinto Limited and Rio Tinto Plc dated 9 December 2009 (including the schedules thereto). (5)

4.12

Facility and Subscription Agreement, dated 18 August 2010, among BHP Billiton, Barclays Bank PLC acting as Facility Agent, Dollar Swingline Agent and Euro Swingline Agent, Banco Santander, S.A., Barclays Capital, BNP Paribas, J.P. Morgan plc, TD Securities and The Royal Bank of Scotland plc as Bookrunners, the Companies listed as Original Borrowers therein, the Financial Institutions included as Lenders therein and the Financial Institutions included as Mandated Lead Arrangers therein, as supplemented by the letter dated 18 August 2010. (6)

Exhibit 8 List of Subsidiaries

8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc.

Exhibit 12 Certifications

12.1	Certification by Chief Executive Officer, Mr Marius Kloppers, dated 21 September 2010.

12.2	Certification by Chief Financial Officer, Mr Alex Vanselow, dated 21 September 2010.

Exhibit 13 Certifications

13.1	Certification by Chief Executive Officer, Mr Marius Kloppers, dated 21 September 2010.

13.2	Certification by Chief Financial Officer, Mr Alex Vanselow, dated 21 September 2010.

Exhibit 15

15.1	Consent of Independent Registered Public Accounting Firms KPMG and KPMG Audit Plc for incorporation by reference of audit report in registration statements on Form F-3 and Form S-8.

Footnotes

(1)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2009 on 14 September 2009.
(2)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.
(3)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2005 on 3 October 2005.
(4)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2008 on 15 September 2008.
(5)	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.
(6)	Previously filed as exhibits to BHP Billiton Plc’s tender offer statement on Schedule TO on 20 August 2010.

SIGNATURE

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this annual report on their behalf.

BHP Limited

BHP Billiton Plc

/S/ ALEX VANSELOW
Alex Vanselow
Chief Financial Officer

Date: 21 September 2010

CONTENTS

Page
Report of Independent registered public accounting firms		F–1

Financial Statements
Consolidated Income Statement		F–3
Consolidated Statement of Comprehensive Income		F–4
Consolidated Balance Sheet		F–5
Consolidated Cash Flow Statement		F–6
Consolidated Statement of Changes in Equity		F–7

Notes to Financial Statements		F–8
1	Accounting policies	F–8
2	Segment reporting	F–22
3	Exceptional items	F–27
4	Other income	F–30
5	Expenses	F–30
6	Net finance costs	F–32
7	Income tax and deferred tax	F–32
8	Earnings per share	F–36
9	Dividends	F–37
10	Trade and other receivables	F–38
11	Other financial assets	F–39
12	Inventories	F–39
13	Property, plant and equipment	F–40
14	Intangible assets	F–41
15	Trade and other payables	F–41
16	Interest bearing liabilities	F–42
17	Other financial liabilities	F–42
18	Provisions	F–43
19	Share capital	F–44
20	Other equity	F–47
21	Contingent liabilities	F–49
22	Commitments	F–49
23	Notes to the consolidated cash flow statement	F–51
24	Business combinations	F–53
25	Subsidiaries	F–54
26	Interests in jointly controlled entities	F–55
27	Interests in jointly controlled assets	F–57
28	Financial risk management	F–58
29	Pension and other post-retirement obligations	F–71
30	Key Management Personnel	F–75
31	Related party transactions	F–79
32	Employee share ownership plans	F–81
33	Employees	F–88
34	Auditor’s remuneration	F–88
35	Subsequent events	F–89

Supplementary oil and gas information (unaudited)		F–90

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the BHP Billiton Group’s (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) internal control over financial reporting as of 30 June 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The BHP Billiton Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 5.13 Controls and Procedures. Our responsibility is to express an opinion on the BHP Billiton Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the BHP Billiton Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the BHP Billiton Group as of 30 June 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2010, and our report dated 21 September 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Audit Plc	/s/ KPMG

KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
21 September 2010	21 September 2010

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2010. These consolidated financial statements are the responsibility of the BHP Billiton Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group as of 30 June 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the BHP Billiton Group’s internal control over financial reporting as of 30 June 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and our report dated 21 September 2010 expressed an unqualified opinion on the effectiveness of BHP Billiton Group’s internal control over financial reporting.

/s/ KPMG Audit Plc	/s/ KPMG

KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
21 September 2010	21 September 2010

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–2

Consolidated Income Statement

for the year ended 30 June 2010

	Notes	2010 US$M	2009 US$M	2008 US$M
Revenue
Group production		48,193	44,113	51,918
Third party products	2	4,605	6,098	7,555

Revenue	2	52,798	50,211	59,473
Other income	4	528	589	648
Expenses excluding net finance costs	5	(33,295)	(38,640)	(35,976)

Profit from operations		20,031	12,160	24,145

Comprising:
Group production		19,920	11,657	24,529
Third party products		111	503	(384)

		20,031	12,160	24,145

Financial income	6	215	309	293
Financial expenses	6	(674)	(852)	(955)

Net finance costs	6	(459)	(543)	(662)

Profit before taxation		19,572	11,617	23,483

Income tax expense	7	(6,112)	(4,784)	(6,798)
Royalty related taxation (net of income tax benefit)	7	(451)	(495)	(723)

Total taxation expense	7	(6,563)	(5,279)	(7,521)

Profit after taxation		13,009	6,338	15,962

Attributable to non-controlling interests		287	461	572
Attributable to members of BHP Billiton Group		12,722	5,877	15,390

Earnings per ordinary share (basic) (US cents)	8	228.6	105.6	275.3
Earnings per ordinary share (diluted) (US cents)	8	227.8	105.4	274.8

Dividends per ordinary share – paid during the period (US cents)	9	83.0	82.0	56.0
Dividends per ordinary share – declared in respect of the period (US cents)	9	87.0	82.0	70.0

The accompanying notes form part of these financial statements.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–3

Consolidated Statement of Comprehensive Income

for the year ended 30 June 2010

	Notes	2010 US$M	2009 US$M	2008 US$M
Profit after taxation		13,009	6,338	15,962
Other comprehensive income
Actuarial losses on pension and medical schemes		(38)	(227)	(96)
Available for sale investments:
Net valuation gains/(losses) taken to equity		167	3	(76)
Net valuation losses transferred to the income statement		2	58	—
Cash flow hedges:
(Losses)/gains taken to equity		(15)	710	(383)
Realised losses transferred to the income statement		2	22	73
Unrealised gain transferred to the income statement		—	(48)	—
Gains transferred to the initial carrying amount of hedged items		—	(26)	(190)
Exchange fluctuations on translation of foreign operations taken to equity		1	27	(21)
Exchange fluctuations on translation of foreign operations transferred to the income statement		(10)	—	—
Tax recognised within other comprehensive income	7	111	(253)	306

Total other comprehensive income		220	266	(387)

Total comprehensive income		13,229	6,604	15,575

Attributable to non-controlling interests		294	458	571
Attributable to members of BHP Billiton Group		12,935	6,146	15,004

The accompanying notes form part of these financial statements.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–4

Consolidated Balance Sheet

as at 30 June 2010

	Notes	2010 US$M	2009 US$M
ASSETS
Current assets
Cash and cash equivalents	23	12,456	10,833
Trade and other receivables	10	6,543	5,153
Other financial assets	11	292	763
Inventories	12	5,334	4,821
Assets held for sale	3	—	213
Current tax assets		189	424
Other		320	279

Total current assets		25,134	22,486

Non-current assets
Trade and other receivables	10	1,381	762
Other financial assets	11	1,510	1,543
Inventories	12	343	200
Property, plant and equipment	13	55,576	49,032
Intangible assets	14	687	661
Deferred tax assets	7	4,053	3,910
Other		168	176

Total non-current assets		63,718	56,284

Total assets		88,852	78,770

LIABILITIES
Current liabilities
Trade and other payables	15	6,467	5,619
Interest bearing liabilities	16	2,191	1,094
Liabilities held for sale	3	—	363
Other financial liabilities	17	511	705
Current tax payable		1,685	1,931
Provisions	18	1,899	1,887
Deferred income		289	251

Total current liabilities		13,042	11,850

Non-current liabilities
Trade and other payables	15	469	187
Interest bearing liabilities	16	13,573	15,325
Other financial liabilities	17	266	142
Deferred tax liabilities	7	4,320	3,038
Provisions	18	7,433	7,032
Deferred income		420	485

Total non-current liabilities		26,481	26,209

Total liabilities		39,523	38,059

Net assets		49,329	40,711

EQUITY
Share capital – BHP Billiton Limited	19	1,227	1,227
Share capital – BHP Billiton Plc	19	1,116	1,116
Treasury shares	19	(525)	(525)
Reserves	20	1,906	1,305
Retained earnings	20	44,801	36,831

Total equity attributable to members of BHP Billiton Group		48,525	39,954
Non-controlling interests		804	757

Total equity		49,329	40,711

The accompanying notes form part of these financial statements.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–5

Consolidated Cash Flow Statement

for the year ended 30 June 2010

	Notes	2010 US$M	2009 US$M	2008 US$M
Operating activities
Profit before taxation		19,572	11,617	23,483
Adjustments for:
Non-cash exceptional items		(255)	5,460	137
Depreciation and amortisation expense		4,759	3,871	3,612
Exploration and evaluation expense (excluding impairment)		1,030	1,009	859
Net gain on sale of non-current assets		(114)	(38)	(129)
Impairments of property, plant and equipment, financial assets and intangibles		35	190	137
Employee share awards expense		170	185	97
Financial income and expenses		459	543	662
Other		(265)	(320)	(629)
Changes in assets and liabilities:
Trade and other receivables		(1,713)	4,894	(4,255)
Inventories		(571)	(116)	(1,313)
Trade and other payables		565	(847)	1,824
Net other financial assets and liabilities		(90)	(769)	526
Provisions and other liabilities		(306)	(497)	137

Cash generated from operations		23,276	25,182	25,148
Dividends received		20	30	51
Interest received		99	205	169
Interest paid		(520)	(519)	(799)
Income tax refunded		552	—	—
Income tax paid		(4,931)	(5,129)	(5,867)
Royalty related taxation paid		(576)	(906)	(885)

Net operating cash flows		17,920	18,863	17,817

Investing activities
Purchases of property, plant and equipment		(9,323)	(9,492)	(7,558)
Exploration expenditure (including amounts expensed)		(1,333)	(1,243)	(1,350)
Purchase of intangibles		(85)	(141)	(16)
Investment in financial assets		(152)	(40)	(166)
Investment in subsidiaries, operations and jointly controlled entities, net of their cash		(508)	(286)	(154)
Payment on sale of operations		(156)	(126)	—

Cash outflows from investing activities		(11,557)	(11,328)	(9,244)
Proceeds from sale of property, plant and equipment		132	164	43
Proceeds from sale of financial assets		34	96	59
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash		376	17	78

Net investing cash flows		(11,015)	(11,051)	(9,064)

Financing activities
Proceeds from interest bearing liabilities		567	7,323	7,201
Proceeds from debt related instruments		103	354	342
Repayment of interest bearing liabilities		(1,155)	(3,748)	(7,951)
Proceeds from ordinary shares		12	29	24
Contributions from non-controlling interests		335	—	—
Purchase of shares by Employee Share Ownership Plan Trusts		(274)	(169)	(250)
Share buy-back – BHP Billiton Plc		—	—	(3,115)
Dividends paid		(4,618)	(4,563)	(3,135)
Dividends paid to non-controlling interests		(277)	(406)	(115)

Net financing cash flows		(5,307)	(1,180)	(6,999)

Net increase in cash and cash equivalents		1,598	6,632	1,754
Cash and cash equivalents, net of overdrafts, at beginning of year		10,831	4,173	2,398
Effect of foreign currency exchange rate changes on cash and cash equivalents		26	26	21

Cash and cash equivalents, net of overdrafts, at end of year	23	12,455	10,831	4,173

The accompanying notes form part of these financial statements.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–6

Consolidated Statement of Changes in Equity

for the year ended 30 June 2010

	Attributable to members of the BHP Billiton Group
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total	Non-controlling interests	Total equity
Balance as at 1 July 2009	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711
Total comprehensive income	—	—	—	197	12,738	12,935	294	13,229
Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(274)	—	—	(274)	—	(274)
Employee share awards exercised following vesting net of employee contributions	—	—	274	(88)	(178)	8	—	8
Employee share awards lapsed	—	—	—	(28)	28	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	170	—	170	—	170
Issue of share options to non-controlling interests	—	—	—	43	—	43	16	59
Distribution to option holders	—	—	—	(10)	—	(10)	(6)	(16)
Dividends paid	—	—	—	—	(4,618)	(4,618)	(277)	(4,895)
Transactions with owners – contributed equity	—	—	—	317	—	317	20	337

Balance as at 30 June 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329

Balance as at 1 July 2008	1,227	1,116	(514)	750	35,756	38,335	708	39,043
Total comprehensive income	—	—	—	404	5,742	6,146	458	6,604
Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(169)	—	—	(169)	—	(169)
Employee share awards exercised following vesting net of employee contributions	—	—	158	(34)	(104)	20	—	20
Accrued employee entitlement for unvested awards	—	—	—	185	—	185	—	185
Dividends paid	—	—	—	—	(4,563)	(4,563)	(406)	(4,969)
Transaction with owners – contributed equity	—	—	—	—	—	—	(3)	(3)

Balance as at 30 June 2009	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711

Balance as at 1 July 2007	1,221	1,183	(1,457)	991	27,729	29,667	251	29,918
Total comprehensive income	—	—	—	(368)	15,372	15,004	571	15,575
Transactions with owners:
Exercise of Employee Share Plan Options	6	—	—	—	—	6	—	6
BHP Billiton Plc shares bought back and cancelled	—	(67)	—	67	—	—	—	—
Purchase of shares by ESOP Trusts	—	—	(250)	—	—	(250)	—	(250)
Employee share awards exercised following vesting net of employee contributions	—	—	260	(37)	(204)	19	—	19
Shares bought back	—	—	(3,075)	—	—	(3,075)	—	(3,075)
Shares cancelled	—	—	4,008	—	(4,008)	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	97	—	97	—	97
Dividends paid	—	—	—	—	(3,133)	(3,133)	(113)	(3,246)
Transaction with owners – contributed equity	—	—	—	—	—	—	(1)	(1)

Balance as at 30 June 2008	1,227	1,116	(514)	750	35,756	38,335	708	39,043

The accompanying notes form part of these financial statements.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–7

Notes to Financial Statements

1 Accounting policies

Dual Listed Companies’ structure and basis of preparation of financial statements

Merger terms

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a Dual Listed Company (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the Group). Under the arrangements:

•	the shareholders of BHP Billiton Limited and BHP Billiton Plc have a common economic interest in both Groups;

•

the shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis;

•	BHP Billiton Limited and BHP Billiton Plc have a common Board of Directors, a unified management structure and joint objectives;

•	dividends and capital distributions made by the two Companies are equalised;

•

BHP Billiton Limited and BHP Billiton Plc each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.

If either BHP Billiton Limited or BHP Billiton Plc proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Limited or BHP Billiton Plc will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Limited or BHP Billiton Plc, any change of ownership of any existing shares or securities of BHP Billiton Limited or BHP Billiton Plc, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated.

Accounting for the DLC merger

The basis of accounting for the DLC merger was established under Australian and UK Generally Accepted Accounting Principles (GAAP), pursuant to the requirements of the Australian Securities and Investments Commission (ASIC) Practice Note 71 ‘Financial Reporting by Australian Entities in Dual-Listed Company Arrangements’, an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, and in accordance with the UK Companies Act 1985. In accordance with the transitional provisions of IFRS 1/AASB 1 ‘First-time Adoption of International Financial Reporting Standards’, the same basis of accounting is applied under International Financial Reporting Standards. Accordingly, these financial statements consolidate the Group as follows:

•	Results for the years ended 30 June 2010, 30 June 2009 and 30 June 2008 are of the consolidated entity comprising the BHP Billiton Limited Group and the BHP Billiton Plc Group.

•	Assets and liabilities of the BHP Billiton Limited Group and the BHP Billiton Plc Group were consolidated at the date of the merger at their existing carrying amounts.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–8

Notes to Financial Statements continued

1 Accounting policies continued

Basis of preparation

This general purpose financial report for the year ended 30 June 2010 has been prepared in accordance with the requirements of the Australian Corporations Act 2001 and the UK Companies Act 2006 and with:

•

Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board (AASB) and interpretations effective as of 30 June 2010;

•	International Financial Reporting Standards and interpretations as adopted by the European Union (EU) effective as of 30 June 2010;

•	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board effective as of 30 June 2010.

The above standards and interpretations are collectively referred to as ‘IFRS’ in this report.

The principal standards and interpretations that have been adopted for the first time in these financial statements are:

•	Amendment to IFRS 2/AASB 2 ‘Share-based Payment’ which modifies the definition of vesting conditions and broadens the scope of accounting for cancellations of share-based payment arrangements;

•

Amendment to IFRS 3/AASB 3 ‘Business Combinations’ which modifies the application of acquisition accounting for business combinations. Associated amendments to IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’ change the accounting for non-controlling interests;

•

IFRS 8/AASB 8 ‘Operating Segments’ which requires segment information to be determined on the same basis used for reporting to senior management. Segment results are therefore presented exclusive of exceptional items;

•

‘Improvements to IFRSs 2008’/AASB 2008-5 ‘Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ and AASB 2008-6 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ which includes a collection of minor amendments to IFRS;

•

IFRIC 18 ‘Transfers of Assets from Customers’ which provides guidance on how to account for items of property, plant and equipment received from customers, or cash received from customers to acquire/construct specific assets that will be used to supply goods or services.

The adoption of these standards and interpretations did not have a material impact on the financial statements of the Group except for the amendments to IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’. These amendments have resulted in the excess of consideration received over the book value of net assets attributable to the equity instruments issued to non-controlling interests being recognised in equity rather than the income statement. Refer to note 20 for the financial impact of this amendment.

As a result of the Group applying IAS 1/AASB 101 ‘Presentation of Financial Statements’ (revised from 1 July 2009), the financial statements include a Consolidated Statement of Comprehensive Income (which replaces the Consolidated Statement of Recognised Income and Expenses) and a Consolidated Statement of Changes in Equity.

The following standards and interpretations may have an impact on the Group in future reporting periods but are not yet effective:

•	Amendments to IFRS 2/AASB 2 ‘Share-based Payment’. These amendments clarify the accounting for group cash settled share-based payment transactions;

•

‘Improvements to IFRSs 2009’/AASB 2009-4 ‘Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ and AASB 2009-5 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ which includes a collection of minor amendments to IFRS. The amendments include a requirement to classify expenditures on unrecognised assets as a cash flow from operating activities which will result in Group exploration cash flows which are not recognised as assets being reclassified from cash flows from investing activities to cash flows from operating activities in the Consolidated Cash Flow Statement;

•	IFRS 9/AASB 9 ‘Financial Instruments’ modifies the classification and measurement of financial assets;

•

‘Improvements to IFRSs 2010’/AASB 2010-3 ‘Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ and AASB 2010-4 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ include a collection of minor amendments to IFRS.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–9

Notes to Financial Statements continued

1 Accounting policies continued

These standards and interpretations are available for early adoption in the 30 June 2010 financial year (other than in the EU) but have not been applied in the preparation of these financial statements. The potential impacts on the financial statements of the Group of adopting these standards and interpretations have not yet been determined unless otherwise indicated. The latter two standards referred to above have not been endorsed by the EU and hence are not available for early adoption in the EU.

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

Change in accounting policy

The accounting policies have been consistently applied by all entities included in the Group consolidated financial statements and are consistent with those applied in all prior years presented other than changes required by the adoption of new and amended accounting standards and interpretations as discussed above.

Principles of consolidation

The financial statements of the Group include the consolidation of BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control exists where either parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases. Where the Group’s interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in non-controlling interests. The effects of all transactions between entities within the Group have been eliminated.

Joint ventures

The Group undertakes a number of business activities through joint ventures. Joint ventures are established through contractual arrangements that require the unanimous consent of each of the venturers regarding the strategic financial and operating policies of the venture (joint control). The Group’s joint ventures are of two types:

Jointly controlled entities

A jointly controlled entity is a corporation, partnership or other entity in which each participant holds an interest. A jointly controlled entity operates in the same way as other entities, controlling the assets of the joint venture, earning its own income and incurring its own liabilities and expenses. Interests in jointly controlled entities are accounted for using the proportionate consolidation method, whereby the Group’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognised within each applicable line item of the financial statements. The share of jointly controlled entities’ results is recognised in the Group’s financial statements from the date that joint control commences until the date at which it ceases.

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–10

Notes to Financial Statements continued

1 Accounting policies continued

Business combinations

Business combinations that occurred between 1 July 2004 and 30 June 2009 were accounted for by applying the purchase method of accounting, whereby the purchase consideration of the combination is allocated to the identifiable net assets acquired. Business combinations prior to 1 July 2004 have been accounted for in accordance with the Group’s previous policies under Australian GAAP and UK GAAP and have not been restated.

Business combinations in the current financial year are accounted for by applying the acquisition method of accounting, whereby the identifiable assets, liabilities and contingent liabilities (identifiable net assets) are measured on the basis of fair value at the date of acquisition.

Goodwill

Where the fair value of consideration paid for a business combination exceeds the fair value of the Group’s share of the identifiable net assets acquired, the difference is treated as purchased goodwill. Where the fair value of the Group’s share of the identifiable net assets acquired exceeds the cost of acquisition, the difference is immediately recognised in the income statement. The recognition of goodwill attributable to a non-controlling interest in a business combination is determined on a transaction by transaction basis. Goodwill is not amortised, however its carrying amount is assessed annually against its recoverable amount as explained below under ‘Impairment of non-current assets’. On the subsequent disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the profit or loss on disposal or termination.

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–11

Notes to Financial Statements continued

1 Accounting policies continued

Share-based payments

The fair value at grant date of equity settled share awards granted on or after 8 November 2002 is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the employee share awards reserve. The fair value of awards is calculated using an option pricing model which considers the following factors:

•	exercise price

•	expected life of the award

•	current market price of the underlying shares
•	expected volatility

•	expected dividends

•	risk-free interest rate

•	market-based performance hurdles

•	non-vesting conditions

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

Revenue is not reduced for royalties and other taxes payable from the Group’s production.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–12

Notes to Financial Statements continued

1 Accounting policies continued

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

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	In respect of minerals activities:

•	the exploration and evaluation activity is within an area of interest which was previously acquired in a business combination and measured at fair value on acquisition; or

•	the existence of a commercially viable mineral deposit has been established;

•	In respect of petroleum activities:

•	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–13

Notes to Financial Statements continued

1 Accounting policies continued

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

Other mineral assets

Other mineral assets comprise:

•	Capitalised exploration, evaluation and development expenditure (including development stripping) for properties now in production;

•	Mineral rights and petroleum interests acquired;

•	Capitalised production stripping (as described below in ‘Overburden removal costs’).

Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine, field or lease, if shorter. Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date of commissioning. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis using estimated lives indicated below. However, where assets are dedicated to a mine, field or lease and are not readily transferable, the below useful lives are subject to the lesser of the asset category’s useful life and the life of the mine, field or lease:

• Buildings	– 25 to 50 years
• Land	– not depreciated
• Plant and equipment	– 3 to 30 years straight-line
• Mineral rights and Petroleum interests	– based on reserves on a unit of production basis
• Capitalised exploration, evaluation and development expenditure	– based on reserves on a unit of production basis

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–14

Notes to Financial Statements continued

1 Accounting policies continued

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

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions:	Basis:
• Future production	–	proved and probable reserves, resource estimates and, in certain cases, expansion projects
• Commodity prices	–	forward market and contract prices, and longer-term price protocol estimates
• Exchange rates	–	current (forward) market exchange rates
• Discount rates	–	cost of capital risk-adjusted appropriate to the resource

Overburden removal costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are initially capitalised as ‘assets under construction’. Capitalisation of development stripping costs ceases at the time that saleable material begins to be extracted from the mine. On completion of development, all capitalised development stripping included in ‘assets under construction’ are transferred to ‘other mineral assets’.

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

•

When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised to ‘other mineral assets’.

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–15

Notes to Financial Statements continued

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–16

Notes to Financial Statements continued

1 Accounting policies continued

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–17

Notes to Financial Statements continued

1 Accounting policies continued

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

Closure and rehabilitation provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of the related assets, in which case the capitalised cost is reduced to nil and the remaining adjustment is recognised in the income statement. In the case of closed sites, changes to estimated costs are recognised immediately in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation and financial charges. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved. Factors influencing those changes include:

•	revisions to estimated reserves, resources and lives of operations;

•	developments in technology;

•	regulatory requirements and environmental management strategies;
•	changes in the estimated extent and costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates;

•	movements in interest rates affecting the discount rate applied.

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

Forward exchange contracts held for hedging purposes are accounted for as either cash flow or fair value hedges. Interest rate swaps held for hedging purposes are generally accounted for as fair value hedges. Derivatives embedded within other contractual arrangements and the majority of commodity-based transactions executed through derivative contracts do not qualify for hedge accounting.

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–18

Notes to Financial Statements continued

1 Accounting policies continued

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

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Group’s properties. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of orebodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements to interpret the data.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–19

Notes to Financial Statements continued

1 Accounting policies continued

The Group determines and reports ore reserves in Australia and the UK under the principles incorporated in the Australasian Code for Reporting Exploration Results of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions when reporting reserves. As a result, management will form a view of forecast sales prices, based on current and long-term historical average price trends. For example, if current prices remain above long-term historical averages for an extended period of time, management may assume that lower prices will prevail in the future and as a result, those lower prices are used to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

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

Oil and gas reserves reported in Australia and the UK, and the US for SEC filing purposes are based on the average of prices prevailing on the first day of each month for the past 12 months as required under the new SEC Rules ‘Modernisation of Oil & Gas Reporting’. Reserves reported in prior periods are based on the prices prevailing at the time of the estimates as previously required by Statement of Financial Accounting Standards No. 69 ‘Disclosures about Oil and Gas Producing Activities’, issued by the US Financial Accounting Standards Board.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group’s financial results and financial position in a number of ways, including the following:

•	Asset carrying amounts may be affected due to changes in estimated future cash flows.

•

Depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•	Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation.

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•	The carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–20

Notes to Financial Statements continued

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

Defined benefit pension schemes

The Group’s accounting policy for defined benefit pension schemes requires management to make judgements as to the nature of benefits provided by each scheme and thereby determine the classification of each scheme. For defined benefit schemes, management is required to make annual estimates and assumptions about future returns on classes of scheme assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining periods of service of employees. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries. Where actual experience differs to these estimates, actuarial gains and losses are recognised directly in equity. Refer to note 29 for details of the key assumptions.

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

In addition to the uncertainties noted above, certain closure and rehabilitation activities are subject to legal disputes and depending on the ultimate resolution of these issues, the final liability for these matters could vary.

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–21

Notes to Financial Statements continued

1 Accounting policies continued

Rounding of amounts

Amounts in these financial statements have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to present them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial statements:

	Average year ended 30 June 2010	Average year ended 30 June 2009	Average year ended 30 June 2008	As at 30 June 2010	As at 30 June 2009	As at 30 June 2008
Australian dollar (a)	0.88	0.75	0.90	0.85	0.81	0.96
Brazilian real	1.80	2.08	1.78	1.81	1.95	1.60
Canadian dollar	1.06	1.16	1.01	1.06	1.16	1.01
Chilean peso	529	582	489	545	530	522
Colombian peso	1,970	2,205	1,935	1,920	2,159	1,899
South African rand	7.59	9.01	7.29	7.68	7.82	7.91
Euro	0.72	0.73	0.68	0.82	0.71	0.63
UK pound sterling	0.63	0.63	0.50	0.66	0.60	0.50

(a)	Displayed as US$ to A$1 based on common convention.

2 Segment reporting

Business segments

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group:

Customer Sector Group	Principal activities

Petroleum	Exploration, development and production of oil and gas

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals; potash development

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining of thermal (energy) coal
Group and unallocated items represent Group centre functions. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–22

Notes to Financial Statements continued

2 Segment reporting continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2010
Revenue
Group production	8,682	2,948	9,528	1,272	3,311	10,964	2,143	6,019	3,214	—	48,081
Third party products	86	1,405	881	—	306	67	7	—	1,051	802	4,605
Rendering of services	3	—	—	—	—	69	—	40	—	—	112
Inter-segment revenue	11	—	—	—	—	39	—	—	—	(50)	—

Total revenue (a)	8,782	4,353	10,409	1,272	3,617	11,139	2,150	6,059	4,265	752	52,798

Underlying EBITDA (b)	6,571	684	5,393	648	1,085	6,496	784	2,363	971	(482)	24,513

Depreciation and amortisation	(1,998)	(278)	(729)	(163)	(427)	(495)	(72)	(309)	(228)	(60)	(4,759)
Impairment (losses)/reversals recognised	—	—	(32)	—	10	—	—	(1)	(13)	1	(35)

Underlying EBIT (b)	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719

Comprising:
Group production	4,570	393	4,639	485	646	6,003	717	2,053	642	(540)	19,608
Third party products	3	13	(7)	—	22	(2)	(5)	—	88	(1)	111

Underlying EBIT (b)	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719

Net finance costs (c)											(459)
Exceptional items ( d)											312

Profit before taxation											19,572

Capital expenditure	1,951	1,019	763	127	265	3,838	182	653	881	87	9,766

Total assets	12,733	8,078	14,970	2,588	4,507	13,592	2,082	5,597	5,425	19,280	88,852

Total liabilities	3,175	1,318	2,621	527	1,154	2,526	794	1,475	1,965	23,968	39,523

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–23

Notes to Financial Statements continued

2 Segment reporting continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2009
Revenue
Group production	6,924	3,219	6,616	896	2,202	9,815	2,473	7,988	3,830	—	43,963
Third party products	192	932	488	—	112	132	63	18	2,694	1,467	6,098
Rendering of services	6	—	—	—	—	61	—	81	—	2	150
Inter-segment revenue	89	—	1	—	41	40	—	—	—	(171)	—

Total revenue (a)	7,211	4,151	7,105	896	2,355	10,048	2,536	8,087	6,524	1,298	50,211

Underlying EBITDA ( b)	5,456	476	1,994	370	(366)	6,631	1,397	4,988	1,676	(347)	22,275

Depreciation and amortisation	(1,288)	(298)	(663)	(222)	(439)	(384)	(48)	(277)	(210)	(42)	(3,871)
Impairment (losses)/reversals recognised	(83)	14	(39)	(3)	(49)	(18)	—	—	(6)	(6)	(190)

Underlying EBIT (b)	4,085	192	1,292	145	(854)	6,229	1,349	4,711	1,460	(395)	18,214

Comprising:
Group production	4,081	202	1,326	145	(905)	6,022	1,358	4,704	1,174	(396)	17,711
Third party products	4	(10)	(34)	—	51	207	(9)	7	286	1	503

Underlying EBIT (b)	4,085	192	1,292	145	(854)	6,229	1,349	4,711	1,460	(395)	18,214

Net finance costs (c )											(543)
Exceptional items ( d)											(6,054)

Profit before taxation											11,617

Capital expenditure	1,905	863	1,018	112	685	1,922	279	1,562	876	114	9,336

Total assets	12,444	7,575	14,812	2,073	4,767	8,735	1,454	4,929	4,555	17,426	78,770

Total liabilities	3,388	1,242	2,995	292	1,482	1,501	571	1,249	2,004	23,335	38,059

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–24

Notes to Financial Statements continued

2 Segment reporting continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2008
Revenue
Group production	7,997	4,675	13,231	969	5,040	9,246	2,844	3,818	3,921	—	51,741
Third party products	254	1,071	1,543	—	48	108	68	61	2,639	1,763	7,555
Rendering of services	10	—	—	—	—	63	—	62	—	42	177
Inter-segment revenue	121	—	—	—	—	38	—	—	—	(159)	—

Total revenue (a)	8,382	5,746	14,774	969	5,088	9,455	2,912	3,941	6,560	1,646	59,473

Underlying EBITDA (b )	6,653	1,775	8,657	364	1,739	4,962	1,692	1,209	1,326	(346)	28,031

Depreciation and amortisation	(1,113)	(309)	(658)	(142)	(450)	(331)	(48)	(272)	(241)	(48)	(3,612)
Impairment (losses)/reversals recognised	(55)	(1)	(10)	(33)	(14)	—	—	—	(28)	4	(137)

Underlying EBIT (b)	5,485	1,465	7,989	189	1,275	4,631	1,644	937	1,057	(390)	24,282

Comprising:
Group production	5,483	1,445	8,190	189	1,275	4,748	1,644	941	1,146	(395)	24,666
Third party products	2	20	(201)	—	—	(117)	—	(4)	(89)	5	(384)

Underlying EBIT (b)	5,485	1,465	7,989	189	1,275	4,631	1,644	937	1,057	(390)	24,282

Net finance costs (c )											(662)
Exceptional items ( d)											(137)

Profit before taxation											23,483

Capital expenditure	2,116	556	989	123	1,191	1,832	155	500	438	29	7,929

Total assets	11,874	7,672	15,356	1,964	8,477	8,656	1,688	3,916	5,173	11,232	76,008

Total liabilities	2,980	1,308	4,197	270	1,202	1,862	534	1,269	3,174	20,169	36,965

(a)	Revenue not attributable to reportable segment reflects sales of freight and fuel to third parties.
(b)	Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT, before depreciation, amortisation and impairments.
(c)	Refer to note 6.
(d)	Refer to note 3.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–25

Notes to Financial Statements continued

2 Segment reporting continued

Geographical information

	Revenue by location of customer
	2010 US$M	2009 US$M	2008 US$M
Australia	4,515	4,621	5,841
United Kingdom	1,289	3,042	3,091
Rest of Europe	8,554	7,764	11,258
China	13,236	9,873	11,670
Japan	5,336	7,138	6,885
Other Asia	9,840	9,280	10,111
North America	5,547	4,020	4,771
South America	2,013	1,652	2,640
Southern Africa	1,227	1,374	2,003
Rest of world	1,241	1,447	1,203

	52,798	50,211	59,473

	Non-current assets by location of assets (a)
	2010 US$M	2009 US$M	2008 US$M
Australia	35,267	28,779	28,166
United Kingdom	316	245	388
North America	7,143	7,382	7,050
South America	9,230	9,163	8,823
Southern Africa	5,466	4,286	3,883
Rest of world	733	976	1,084
Unallocated assets	5,563	5,453	4,934

	63,718	56,284	54,328

(a)	Non-current assets attributed to geographical locations exclude deferred tax assets and other financial assets.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–26

Notes to Financial Statements continued

3 Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial statements. Such items included within the Group profit for the year are detailed below.

Year ended 30 June 2010	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Pinal Creek rehabilitation	186	(53)	133
Disposal of Ravensthorpe nickel operations	653	(196)	457
Restructuring of operations and deferral of projects	(298)	12	(286)
Renegotiation of power supply agreements	(229)	50	(179)
Release of income tax provisions	—	128	128

	312	(59)	253

Pinal Creek rehabilitation:

On 22 February 2010 a settlement was reached in relation to the Pinal Creek (US) groundwater contamination which resulted in other parties taking on full responsibility for groundwater remediation and partly funding the Group for past and future rehabilitation costs. As a result, a gain of US$186 million (US$53 million tax expense) has been recognised reflecting the release of rehabilitation provisions and cash received.

Disposal of Ravensthorpe nickel operations:

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe nickel operations (Australia). The sale was completed on 10 February 2010. As a result of the sale, impairment charges recognised as exceptional items in the financial year ended 30 June 2009 have been partially reversed totalling US$611 million (US$183 million tax expense). In addition, certain obligations that remained with the Group were mitigated and related provisions released; together with minor net operating costs this resulted in a gain of US$42 million (US$13 million tax expense).

Restructuring of operations and deferral of projects:

Continuing power supply constraints impacting the Group’s three Aluminium smelter operations in southern Africa, and temporary delays with the Guinea Alumina project, have given rise to charges for the impairment of property, plant and equipment and restructuring provisions. A total charge of US$298 million (US$12 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Renegotiation of power supply arrangements:

Renegotiation of long-term power supply arrangements in southern Africa have impacted the value of embedded derivatives contained within those arrangements. A total charge of US$229 million (US$50 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley, Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and has been successful on all counts in the Federal Court and the Full Federal Court. The ATO has not sought to appeal the Boodarie Iron bad debt disallowance to the High Court which resulted in a release of US$128 million from the Group’s income tax provisions. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project and has been granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–27

Notes to Financial Statements continued

3 Exceptional items continued

Exceptional items are classified by nature of expense as follows:

Year ended 30 June 2010 US$M	(Impairment)/ impairment reversal of property, plant and equipment	Closure and rehabilitation provisions released	Funding received for past and future rehabilitation costs	Contract cancellation, redundancy and other restructuring costs (incurred)/ released	Embedded derivative revaluations	Gross
Renegotiation of power supply agreements	—	—	—	—	(229)	(229)
Restructuring of operations and deferral of projects	(292)	—	—	(6)	—	(298)
Disposal of the Ravensthorpe nickel operations	611	—	—	42	—	653
Pinal Creek rehabilitation	—	130	56	—	—	186

	319	130	56	36	(229)	312

Year ended 30 June 2009	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,615)	1,076	(2,539)
Announced sale of Yabulu refinery	(510)	(175)	(685)
Withdrawal or sale of other operations	(665)	(23)	(688)
Deferral of projects and restructuring of operations	(306)	86	(220)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	93	(357)

	(6,054)	1,209	(4,845)

Suspension of Ravensthorpe nickel operations:

On 21 January 2009, the Group announced the suspension of operations at Ravensthorpe nickel operations (Australia) and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, an impairment charge and increased provisions for contract cancellation, redundancy and other closure costs of US$3,615 million (US$1,076 million tax benefit) were recognised. This exceptional item did not include the loss from operations of Ravensthorpe nickel operations of US$173 million.

Announced sale of Yabulu refinery:

On 3 July 2009, the Group announced the sale of the Yabulu operations. As a result, impairment charges of US$510 million (US$ nil tax benefit) were recognised in addition to those recognised on suspension of the Ravensthorpe nickel operations. As a result of the sale, deferred tax assets of US$175 million were no longer expected to be realised by the Group and were recognised as a charge to income tax expense. The remaining assets and liabilities of the Yabulu operations were classified as held for sale as at 30 June 2009.

Withdrawal or sale of other operations:

As part of the Group’s regular review of the long-term viability of operations, a total charge of US$665 million (US$23 million tax expense) was recognised primarily in relation to the decisions to cease development of the Maruwai Haju trial mine (Indonesia), sell the Suriname operations, suspend copper sulphide mining operations at Pinto Valley (US) and cease the pre-feasibility study at Corridor Sands (Mozambique). The remaining assets and liabilities of the Suriname operations were classified as held for sale as at 30 June 2009.

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–28

Notes to Financial Statements continued

3 Exceptional items continued

Newcastle steelworks rehabilitation:

The Group recognised a charge of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations related to changes in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in estimated treatment costs.

Lapsed offers for Rio Tinto:

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The Group incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$31 million tax benefit), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$294 million cost, US$62 million tax benefit) in progressing this matter over the 18 months up to the lapsing of the offers, which were expensed in year ended 30 June 2009.

Exceptional items are classified by nature of expense as follows:

Year ended 30 June 2009 US$M	Impairments of property, plant and equipment (a)	Closure and rehabilitation provisions	Contract cancellation, redundancy and other closure costs	Inventory impairments	Rio Tinto offer costs	Gross
Suspension of Ravensthorpe nickel operations	(3,260)	—	(228)	(127)	—	(3,615)
Announced sale of Yabulu refinery	(510)	—	—	—	—	(510)
Withdrawal or sale of other operations	(463)	(34)	(137)	(31)	—	(665)
Deferral of projects and restructuring of operations	(217)	—	(80)	(9)	—	(306)
Newcastle steelworks rehabilitation	—	(508)	—	—	—	(508)
Lapsed offers for Rio Tinto	—	—	—	—	(450)	(450)

	(4,450)	(542)	(445)	(167)	(450)	(6,054)

(a)

Impairments recorded in respect of Ravensthorpe nickel operations have been calculated by reference to fair value less costs to sell, based on an internal valuation. Impairments recorded in respect of Yabulu refinery have been calculated with respect to the sale proceeds expected to be received.

Assets held for sale:

The remaining assets and liabilities of Yabulu and Suriname were classified as current assets held for sale of US$213 million (comprising inventory of US$131 million, property, plant and equipment of US$55 million and other working capital assets of US$27 million), and as current liabilities held for sale of US$363 million (comprising closure and rehabilitation provision of US$260 million and working capital liabilities of US$103 million) at 30 June 2009.

Year ended 30 June 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	(137)	159	22

	(137)	159	22

Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill:

Tax losses incurred by WMC Resources Ltd (WMC) were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Taxation Office. The ruling was issued confirming the availability of those losses. This resulted in the recognition of a deferred tax asset (US$197 million) and consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current exchange rates. As a further consequence, the Group recognised an expense for a corresponding reduction in goodwill measured at the exchange rate at the date of acquisition.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–29

Notes to Financial Statements continued

4 Other income

	2010 US$M	2009 US$M	2008 US$M
Dividend income	16	33	53
Royalties	12	11	18
Gains on sale of property, plant and equipment	76	48	64
Gains/(losses) on sale of investments	22	8	(1)
Gains/(losses) on sale of subsidiaries and operations	16	(18)	66
Commission income	118	106	100
Insurance recoveries	21	88	38
Other income	247	313	310

Total other income	528	589	648

5 Expenses

	2010 US$M	2009 US$M	2008 US$M
Changes in inventories of finished goods and work in progress	(501)	(11)	(750)
Raw materials and consumables used	6,652	6,227	7,529
Employee benefits expense	4,661	4,147	4,271
External services (including transportation)	9,733	9,725	8,947
Third party commodity purchases	4,478	5,785	7,820
Net foreign exchange losses/(gains)	112	(324)	243
Research and development costs before crediting related grants	65	156	244
Fair value change on derivatives (a)	259	(560)	433
Impairment of available for sale financial assets	2	71	—
Government royalties paid and payable	1,653	1,905	1,369
Depreciation and amortisation expense	4,759	3,871	3,612
Exploration and evaluation expenditure incurred and expensed in the current period	1,030	1,009	859
Exploration and evaluation expenditure previously capitalised, written off as unsuccessful or abandoned (b)	256	96	47
Impairment of property, plant and equipment (b)	89	4,439	90
Reversal of previously written off capitalised exploration and evaluation expenditure	(1)	—	—
Reversal of previously impaired property, plant and equipment (b)	(630)	—	—
Impairment of goodwill and other intangible assets	—	34	—
Reduction of previously recognised goodwill	—	—	137
Operating lease rentals	390	409	451
All other operating expenses	288	1,661	674

Total expenses	33,295	38,640	35,976

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–30

Notes to Financial Statements continued

5 Expenses continued

	2010 US$M	2009 US$M	2008 US$M
Aggregate employee benefits expense
Wages, salaries and redundancies	4,271	3,877	3,949
Employee share awards ( c)	210	164	138
Social security costs	13	15	14
Pensions and other post-retirement obligations costs – refer to note 29	336	289	259

	4,830	4,345	4,360

Less employee benefits expense classified as exploration and evaluation expenditure above	169	198	89

Employee benefits expense	4,661	4,147	4,271

(a)

Fair value change on derivatives includes realised losses of US$95 million (2009: US$219 million realised losses; 2008: US$207 million realised gains) and unrealised losses of US$164 million (2009: US$779 million unrealised gains; 2008: US$640 million unrealised losses).

(b)	Includes exceptional items of US$319 million (2009: US$4,450 million; 2008: US$ nil). Refer to note 3.
(c)	Employee share awards expense is US$210.490 million (2009: US$163.820 million; 2008: US$137.935 million).

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–31

Notes to Financial Statements continued

6 Net finance costs

	2010 US$M	2009 US$M	2008 US$M
Financial expenses
Interest on bank loans and overdrafts (a)	24	47	52
Interest on all other borrowings (a)	460	527	670
Finance lease and hire purchase interest	14	15	14
Dividends on redeemable preference shares	—	1	1
Discounting on provisions and other liabilities	359	315	310
Discounting on post-retirement employee benefits	130	132	138
Interest capitalised ( b)	(301)	(149)	(204)
Fair value change on hedged loans	131	390	259
Fair value change on hedging derivatives	(138)	(377)	(257)
Exchange variations on net debt	(5)	(49)	(28)

	674	852	955

Financial income
Interest income ( c)	(117)	(198)	(168)
Expected return on pension scheme assets	(98)	(111)	(125)

	(215)	(309)	(293)

Net finance costs	459	543	662

(a)	Includes interest expense on financial liabilities carried at amortised cost of US$274 million (2009: US$338 million; 2008: US$233 million).
(b)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2010, the general capitalisation rate was 3.5 per cent (2009: 4.25 per cent; 2008: 5.0 per cent).

(c)	Includes interest income on financial assets carried at amortised cost of US$117 million (2009: US$198 million; 2008: US$168 million).

7 Income tax and deferred tax

	2010 US$M	2009 US$M	2008 US$M
Total taxation expense comprises:
Current tax expense	5,395	6,078	7,103
Deferred tax expense	1,168	(799)	418

	6,563	5,279	7,521

Total taxation expense attributed to geographical jurisdiction
UK	178	319	217
Australia	3,798	3,158	3,397
Rest of world	2,587	1,802	3,907

	6,563	5,279	7,521

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–32

Notes to Financial Statements continued

7 Income tax and deferred tax continued

	2010		2009		2008
	%	US$M	%	US$M	%	US$M
Factors affecting income tax expense for the period
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation		19,572		11,617		23,483

Tax on profit at standard rate of 30 per cent	30.0	5,872	30.0	3,485	30.0	7,045

Investment and development allowance	(1.4)	(279)	(1.2)	(142)	(1.6)	(386)
Amounts (over)/under provided in prior years	(1.0)	(181)	0.1	16	(0.3)	(61)
(Initial recognition)/derecognition of tax assets	(0.2)	(42)	2.5	290	(0.8)	(183)
Non-deductible depreciation, amortisation and exploration expenditure	0.5	92	0.7	91	0.6	147
Tax rate differential on foreign income	0.5	94	(0.2)	(26)	0.7	166
Tax on remitted and unremitted foreign earnings	1.1	221	1.7	196	0.7	158
Non tax-effected operating losses and capital gains	0.8	152	2.9	338	0.2	54
Exchange variations and other translation adjustments	0.5	106	3.8	444	(1.0)	(229)
Tax rate changes	0.1	17	—	—	—	(9)
Other	0.3	60	0.8	92	0.4	96

Income tax expense	31.2	6,112	41.1	4,784	28.9	6,798

Royalty related taxation (net of income tax benefits)	2.3	451	4.3	495	3.1	723

Total taxation expense	33.5	6,563	45.4	5,279	32.0	7,521

Income tax relating to components of other comprehensive income is as follows:

	2010 US$M	2009 US$M	2008 US$M
Actuarial losses on pension and medical schemes	15	62	20
Available for sale investments:
Net valuation gains/(losses) taken to equity	(16)	(21)	8
Net valuation losses transferred to the income statement	—	—	—
Cash flow hedges:
(Losses)/gains taken to equity	5	(245)	147
Realised losses transferred to the income statement	(1)	(7)	(26)
Unrealised gain transferred to the income statement	—	15	—
Gains transferred to the initial carrying amount of hedged items	—	5	49
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—
Exchange fluctuations on translation of foreign operations transferred to the income statement	—	—	—
Employee entitlements taken directly to retained earnings on exercise	39	27	57
Accrued employee entitlements for unexercised awards	69	(89)	51

Total income tax relating to components of other comprehensive income (a)	111	(253)	306

(a)

Included within total income tax relating to components of other comprehensive income is US$75 million relating to deferred taxes and US$36 million relating to current taxes (2009: US$(297) million and US$44 million; 2008: US$234 million and US$72 million).

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–33

Notes to Financial Statements continued

7 Income tax and deferred tax continued

The movement for the year in the Group’s net deferred tax position is as follows:

	2010 US$M	2009 US$M	2008 US$M
Net deferred tax (liability)/asset
At the beginning of the financial year	872	370	572
Income tax (charge)/credit recorded in the income statement	(1,151)	799	(427)
Effect of change in tax rates recorded in the income statement	(17)	—	9
Income tax credit/(charge) recorded directly in equity	75	(297)	234
Acquisitions and disposals of subsidiaries and operations	(49)	6	—
Exchange variations and other movements	3	(6)	(18)

At the end of the financial year	(267)	872	370

The composition of the Group’s net deferred tax asset and liability recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2010 US$M	2009 US$M	2010 US$M	2009 US$M	2010 US$M	2009 US$M	2008 US$M
Type of temporary difference
Depreciation	(805)	(156)	2,661	2,451	938	692	98
Exploration expenditure	555	446	(15)	(12)	(112)	(95)	(26)
Employee benefits	216	210	(232)	(284)	49	39	(66)
Closure and rehabilitation	401	448	(1,123)	(964)	(119)	(128)	(113)
Resource rent tax	223	21	657	281	175	(256)	291
Other provisions	94	108	(76)	(83)	14	(28)	(115)
Deferred income	69	(2)	(49)	(62)	(60)	(293)	298
Deferred charges	(36)	(53)	421	415	(11)	47	209
Investments, including foreign tax credits	1,592	1,425	612	527	(69)	(179)	(75)
Foreign exchange gains and losses	29	(124)	1,026	518	353	(316)	332
Non tax-depreciable fair value adjustments, revaluations and mineral rights	(23)	(24)	179	345	(148)	119	(54)
Tax-effected losses	1,600	1,510	(17)	(5)	(242)	(378)	(21)
Other	138	101	276	(89)	400	(23)	(340)

Total	4,053	3,910	4,320	3,038	1,168	(799)	418

	2010 US$M	2009 US$M
Unrecognised deferred tax assets
Tax losses and tax credits	652	784
Investments in subsidiaries and jointly controlled entities	6	379
Other deductible temporary differences	2,189	2,143

Total unrecognised deferred tax assets	2,847	3,306

Unrecognised deferred tax liabilities
Investments in subsidiaries and jointly controlled entities	1,782	1,421

Total unrecognised deferred tax liabilities	1,782	1,421

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–34

Notes to Financial Statements continued

7 Income tax and deferred tax continued

Tax losses

At 30 June 2010, the Group had income and capital tax losses with a tax benefit of US$437 million (2009: US$552 million) which are not recognised as deferred tax assets. The Group recognises the benefit of tax losses only to the extent of anticipated future taxable income or gains in relevant jurisdictions. The gross amount of tax losses carried forward that have not been tax effected expire as follows:

Year of expiry	Australia US$M	UK US$M	Rest of world US$M	Total losses US$M
Income tax losses
Not later than one year	—	—	17	17
Later than one year and not later than two years	—	—	12	12
Later than two years and not later than five years	—	—	69	69
Later than five years and not later than ten years	—	—	7	7
Later than ten years and not later than twenty years	—	—	314	314
Unlimited	—	394	76	470

	—	394	495	889

Capital tax losses
Unlimited	559	2	29	590

Gross amount of tax losses not recognised	559	396	524	1,479

Tax effect of total losses not recognised	168	111	158	437

Tax credits

At 30 June 2010, the Group had US$215 million of tax credits that have not been recognised (2009: US$232 million).

Deductible temporary differences

At 30 June 2010, the Group had deductible temporary differences for which deferred tax assets of US$2,195 million (2009: US$2,522 million) have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

Temporary differences associated with investments in subsidiaries and jointly controlled entities

At 30 June 2010, deferred tax liabilities of US$1,782 million (2009: US$1,421 million) associated with undistributed earnings of subsidiaries and jointly controlled entities have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that such differences will reverse in the foreseeable future.

Other factors affecting taxation

The Australian Taxation Office (ATO) has issued amended assessments during the period from 2005 to 2008 denying bad debt deductions arising from the investments in Hartley, Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections against all the amended assessments. An amount of US$686 million was paid to the ATO pursuant to ATO disputed assessment guidelines, which require that taxpayers generally must pay half of the tax in dispute to defer recovery proceedings.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–35

Notes to Financial Statements continued

7 Income tax and deferred tax continued

The Boodarie Iron and Beenup bad debt disallowance matters and the Boodarie Iron capital allowance matter were heard concurrently in the Federal Court in January 2009. BHP Billiton was successful on all counts. The ATO appealed and the matter was heard in the Full Federal Court in November 2009. BHP Billiton was again successful on all counts. The ATO sought special leave to appeal to the High Court only in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project. The High Court has granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project. A date for the appeal has not yet been set. As a result of the ATO not seeking to challenge the Boodarie Iron project bad debt disallowance, the ATO has refunded US$552 million to BHP Billiton including interest. BHP Billiton also expects that as a result of the High Court not granting special leave for the Beenup bad debt disallowance, the ATO will refund the amount paid in relation to this dispute of US$62 million plus interest. BHP Billiton settled the Hartley matter with the ATO in September 2009.

The amount remaining in dispute following the decision of the High Court for the denial of capital allowance claims on the Boodarie Iron project is approximately US$435 million, being primary tax of US$328 million and US$107 million of interest (after tax).

8 Earnings per share

	2010	2009	2008
Basic earnings per ordinary share (US cents)	228.6	105.6	275.3
Diluted earnings per ordinary share (US cents)	227.8	105.4	274.8
Basic earnings per American Depositary Share (ADS) (US cents) (a)	457.2	211.2	550.6
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	455.6	210.8	549.6
Basic earnings (US$M)	12,722	5,877	15,390
Diluted earnings (US$M) (b)	12,743	5,899	15,402

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2010 Million	2009 Million	2008 Million
Basic earnings per ordinary share denominator	5,565	5,565	5,590
Shares and options contingently issuable under employee share ownership plans (c)	30	33	15

Diluted earnings per ordinary share denominator (d)	5,595	5,598	5,605

(a)	Each American Depositary Share (ADS) represents two ordinary shares.
(b)

Diluted earnings are calculated after adding back dividend equivalent payments of US$21 million (2009: US$22 million; 2008: US$12 million) that would not be made if potential ordinary shares were converted to fully paid.

(c)

The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Billiton Limited and BHP Billiton Plc outstanding during the period after deduction of the number of shares held by the Billiton share repurchase scheme, the Billiton Employee Share Ownership Plan Trust, and the BHP Bonus Equity Plan Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are shares contingently issuable under Employee Share Ownership Plans.

(d)	Diluted earnings per share calculation excludes 2,177,884 of instruments (2009: nil; 2008: nil) which are considered antidilutive.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–36

Notes to Financial Statements continued

9 Dividends

	2010 US$M	2009 US$M	2008 US$M
Dividends paid during the period
BHP Billiton Limited	2,787	2,754	1,881
BHP Billiton Plc – Ordinary shares	1,831	1,809	1,252
– Preference shares (a)	—	—	—

	4,618	4,563	3,133

Dividends declared in respect of the period
BHP Billiton Limited	2,921	2,754	2,351
BHP Billiton Plc – Ordinary shares	1,920	1,809	1,545
– Preference shares (a)	—	—	—

	4,841	4,563	3,896

	2010 US cents	2009 US cents	2008 US cents
Dividends paid during the period (per share)
Prior year final dividend	41.0	41.0	27.0
Interim dividend	42.0	41.0	29.0

	83.0	82.0	56.0

Dividends declared in respect of the period (per share)
Interim dividend	42.0	41.0	29.0
Final dividend	45.0	41.0	41.0

	87.0	82.0	70.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 25 August 2010, BHP Billiton declared a final dividend of 45.0 US cents per share (US$2,504 million), which will be paid on 30 September 2010 (2009: 41.0 US cents per share – US$2,281 million; 2008: 41.0 US cents per share – US$2,282 million).

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2010 US$M	2009 US$M	2008 US$M
Franking credits as at 30 June	3,861	2,506	1,623
Franking credits arising from the payment of current tax payable	818	1,265	818

Total franking credits available (b)	4,679	3,771	2,441

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (2009: 5.5 per cent; 2008: 5.5 per cent).
(b)	The payment of the final 2010 dividend declared after 30 June 2010 will reduce the franking account balance by US$648 million.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–37

Notes to Financial Statements continued

10 Trade and other receivables

	2010 US$M	2009 US$M
Current
Trade receivables	5,092	3,881
Provision for doubtful debts	(147)	(176)

Total trade receivables	4,945	3,705
Employee Share Plan loans (a)	3	4
Other receivables	1,595	1,444

Total current receivables (b)	6,543	5,153

Non-current
Employee Share Plan loans (a)	21	24
Interest bearing loans receivable	683	—
Other receivables	677	738

Total non-current receivables (b)	1,381	762

	2010 US$M	2009 US$M
Movement in provision for doubtful debts
At the beginning of the financial year	176	49
Charge/(credit) for the year:
Underlying charge in the income statement	4	189
Released to the income statement	(19)	(1)
Utilised	(14)	(61)

At the end of the financial year	147	176

(a)

Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are full recourse and are available to fund the purchase of such shares for a period of up to 20 years, repayable by application of dividends or an equivalent amount. Refer to note 32.

(b)	Disclosures relating to receivables from related parties are set out in note 31.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–38

Notes to Financial Statements continued

11 Other financial assets

	2010 US$M	2009 US$M
Current
At fair value
Cross currency and interest rate swaps	23	79
Forward exchange contracts	28	13
Commodity contracts	240	657
Other derivative contracts	1	14

Total current other financial assets	292	763

Non-current
At fair value
Cross currency and interest rate swaps	595	690
Commodity contracts	42	121
Other derivative contracts	111	283
Shares – fair value through profit or loss	—	35
Shares – available for sale	657	321
Other investments – available for sale (a)	105	93

Total non-current other financial assets	1,510	1,543

(a)

Includes investments held by BHP Billiton Energy Coal South Africa Rehabilitation Trust. The future realisation of this investment is intended to fund environmental obligations relating to the closure of the South African coal operations, and consequently this investment, while under the Group’s control, is not available for the general purposes of the Group. Any income from this investment is reinvested or applied to meet these obligations. The Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under non-current provisions. Refer to note 18.

12 Inventories

		2010 US$M	2009 US$M
Current
Raw materials and consumables	– at net realisable value (a)	—	1
	– at cost	1,518	1,402

		1,518	1,403

Work in progress	– at net realisable value (a)	18	23
	– at cost	2,129	1,847

		2,147	1,870

Finished goods	– at net realisable value (a)	300	66
	– at cost	1,369	1,482

		1,669	1,548

Total current inventories		5,334	4,821

Non-current
Raw materials and consumables	– at cost	124	54
Work in progress	– at cost	209	141
Finished goods	– at cost	10	5

Total non-current inventories		343	200

(a)

US$33 million of inventory write-downs were recognised during the year (2009: US$219 million; 2008: US$24 million). Inventory write-downs of US$21 million made in previous periods were reversed during the year (2009: US$1 million; 2008: US$7 million).

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–39

Notes to Financial Statements continued

13 Property, plant and equipment

Year ended 30 June 2010	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Cost
At the beginning of the financial year	5,708	47,533	14,812	8,298	1,444	77,795
Additions	53	975	622	9,452	314	11,416
Acquisitions of subsidiaries and operations	—	—	508	—	—	508
Disposals	(117)	(870)	(6)	—	(24)	(1,017)
Disposals of subsidiaries and operations	(352)	(2,348)	(109)	(5)	—	(2,814)
Exchange variations taken to reserves	(1)	(179)	(38)	2	(1)	(217)
Transfers and other movements	857	5,449	(39)	(7,028)	235	(526)

At the end of the financial year	6,148	50,560	15,750	10,719	1,968	85,145

Accumulated depreciation
At the beginning of the financial year	2,168	22,141	4,113	—	341	28,763
Charge for the year	235	3,813	618	—	66	4,732
Impairments for the year	3	86	—	—	256	345
Reversals of impairments	(121)	(426)	(83)	—	(1)	(631)
Disposals	(85)	(770)	(6)	—	(24)	(885)
Disposals of subsidiaries and operations	(239)	(1,925)	(26)	—	—	(2,190)
Exchange variations taken to reserves	—	(166)	(35)	—	—	(201)
Transfers and other movements	4	(233)	(159)	—	24	(364)

At the end of the financial year	1,965	22,520	4,422	—	662	29,569

Net book value at 30 June 2010	4,183	28,040	11,328	10,719	1,306	55,576

Year ended 30 June 2009	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Cost
At the beginning of the financial year	5,114	44,293	13,069	6,703	1,253	70,432
Additions	103	521	1,457	7,717	231	10,029
Acquisitions of subsidiaries and operations	—	—	286	—	—	286
Disposals	(55)	(296)	(36)	(2)	(64)	(453)
Disposals of subsidiaries and operations	(8)	(2)	(27)	—	—	(37)
Transfer to assets held for sale	(131)	(1,708)	(5)	(90)	—	(1,934)
Exchange variations taken to reserves	(10)	(565)	(87)	—	—	(662)
Transfers and other movements	695	5,290	155	(6,030)	24	134

At the end of the financial year	5,708	47,533	14,812	8,298	1,444	77,795

Accumulated depreciation
At the beginning of the financial year	1,659	17,678	3,547	3	213	23,100
Charge for the year	245	3,022	522	—	63	3,852
Impairments for the year	392	3,847	200	—	96	4,535
Disposals	(19)	(255)	(35)	—	(28)	(337)
Disposals of subsidiaries and operations	—	(2)	—	—	—	(2)
Transfer to assets held for sale	(110)	(1,764)	(5)	—	—	(1,879)
Exchange variations taken to reserves	(8)	(480)	(77)	—	—	(565)
Transfers and other movements	9	95	(39)	(3)	(3)	59

At the end of the financial year	2,168	22,141	4,113	—	341	28,763

Net book value at 30 June 2009	3,540	25,392	10,699	8,298	1,103	49,032

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–40

Notes to Financial Statements continued

14 Intangible assets

	2010			2009
	Goodwill US$M	Other intangibles US$M	Total US$M	Goodwill US$M	Other intangibles US$M	Total US$M
Cost
At the beginning of the financial year	398	426	824	442	418	860
Additions	—	85	85	—	141	141
Disposals	—	(8)	(8)	—	(22)	(22)
Exchange variations taken to reserves	—	(1)	(1)	—	(3)	(3)
Transfer to assets held for sale	—	—	—	(27)	—	(27)
Transfers and other movements	(28)	(5)	(33)	(17)	(108)	(125)

At the end of the financial year	370	497	867	398	426	824

Accumulated amortisation and impairments
At the beginning of the financial year	—	163	163	—	235	235
Disposals	—	(8)	(8)	—	(16)	(16)
Charge for the year	—	27	27	—	19	19
Impairments for the year	—	—	—	27	7	34
Exchange variations taken to reserves	—	(1)	(1)	—	(2)	(2)
Transfer to assets held for sale	—	—	—	(27)	—	(27)
Transfers and other movements	—	(1)	(1)	—	(80)	(80)

At the end of the financial year	—	180	180	—	163	163

Total intangible assets (a)	370	317	687	398	263	661

(a)

The Group’s aggregate net book value of goodwill is US$370 million (2009: US$398 million), representing less than one per cent of net equity at 30 June 2010 (2009: less than two per cent). The goodwill is allocated across a number of cash generating units (CGUs) in different Customer Sector Groups, with no CGU or Customer Sector Group accounting for more than US$150 million of total goodwill.

15 Trade and other payables

	2010 US$M	2009 US$M
Current
Trade creditors	4,470	3,760
Other creditors	1,997	1,859

Total current payables	6,467	5,619

Non-current
Other creditors	469	187

Total non-current payables	469	187

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–41

Notes to Financial Statements continued

16 Interest bearing liabilities

	2010 US$M	2009 US$M
Current
Unsecured bank loans	393	721
Notes and debentures	1,424	—
Secured bank loans	184	109
Finance leases	63	60
Unsecured other	126	202
Unsecured bank overdrafts and short-term borrowings	1	2

Total current interest bearing liabilities	2,191	1,094

Non-current
Unsecured bank loans	361	535
Notes and debentures	12,012	13,946
Secured bank loans (a )	424	509
Redeemable preference shares ( b)	15	15
Finance leases	162	163
Unsecured other ( a)	250	157
Secured other ( a)	349	—

Total non-current interest bearing liabilities	13,573	15,325

(a)

Includes US$324 million (2009: US$ nil) proportionate share of bank loans and other borrowings arranged by jointly controlled entities to fund the financing of joint venture partners. While the Group chose to finance the joint ventures directly and not to participate in the external borrowing programs arranged by the joint ventures, the Group recognises its share of those borrowings on proportionate consolidation of the assets and liabilities of each venture (refer to note 1). A corresponding amount of interest bearing loans receivable is recognised in other receivables (refer to note 10), reflecting the direct funding of the Group’s contribution to each joint venture.

(b)

Comprises 150 (2009: 150) Series A preferred shares issued by BHP Billiton Foreign Holdings Inc. at US$100,000 each fully paid, cumulative, non-participating. The shares are redeemable at par at the option of BHP Billiton Foreign Holdings Inc. after 3 August 2013 and at the option of the holder of the shares after 3 February 2016.

17 Other financial liabilities

	2010 US$M	2009 US$M
Current
Cross currency and interest rate swaps	282	—
Forward exchange contracts	6	18
Commodity contracts	194	683
Other derivative contracts	29	4

Total current other financial liabilities	511	705

Non-current
Cross currency and interest rate swaps	174	—
Commodity contracts	41	111
Other derivative contracts	51	31

Total non-current other financial liabilities	266	142

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–42

Notes to Financial Statements continued

18 Provisions

	2010 US$M	2009 US$M
Current
Employee benefits (a)	1,054	990
Restructuring (b)	55	240
Closure and rehabilitation (c)	378	427
Post-retirement employee benefits (d)	18	10
Other	394	220

Total current provisions	1,899	1,887

Non-current
Employee benefits (a)	257	266
Restructuring (b)	49	69
Closure and rehabilitation (c)	6,264	5,729
Post-retirement employee benefits (d)	621	681
Other	242	287

Total non-current provisions	7,433	7,032

(a)	The expenditure associated with total employee benefits will occur in a manner consistent with when employees choose to exercise their entitlement to benefits.
(b)	Total restructuring provisions include provision for business terminations of US$15 million (2009: US$276 million).
(c)	Total closure and rehabilitation provisions include provision for closed sites of US$1,973 million (2009: US$2,304 million).
(d)

The provision for post-retirement employee benefits includes pension liabilities of US$295 million (2009: US$376 million) and post-retirement medical benefit liabilities of US$344 million (2009: US$315 million). Refer to note 29. The non-current provision includes non-executive Directors’ retirement benefits of US$1 million (2009: US$2 million).

	Employee benefits US$M	Restructuring US$M	Closure and rehabilitation US$M	Post-retirement employee benefits US$M	Other US$M	Total US$M
At the beginning of the financial year	1,256	309	6,156	691	507	8,919
Amounts capitalised	—	—	697	—	—	697
Charge/(credit) for the year:
Underlying	843	14	230	60	546	1,693
Discounting	—	6	348	130	—	484
Expected return on pension scheme assets	—	—	—	(98)	—	(98)
Exchange variations	29	16	85	14	6	150
Released during the year	(65)	(69)	(282)	—	(131)	(547)
Actuarial loss taken to retained earnings	—	—	—	38	—	38
Exchange variations taken to reserves	—	—	(12)	(6)	—	(18)
Utilisation	(749)	(152)	(319)	(180)	(289)	(1,689)
Disposals of subsidiaries and operations	(1)	(20)	(261)	(7)	—	(289)
Transfers and other movements	(2)	—	—	(3)	(3)	(8)

At the end of the financial year	1,311	104	6,642	639	636	9,332

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–43

Notes to Financial Statements continued

19 Share capital

	BHP Billiton Limited			BHP Billiton Plc
	2010 US$M	2009 US$M	2008 US$M	2010 US$M	2009 US$M	2008 US$M
Share capital
Balance at the beginning of the financial year	1,227	1,227	1,221	1,116	1,116	1,183
Exercise of Employee Share Plan Options	—	—	6	—	—	—
Shares bought back and cancelled (a)	—	—	—	—	—	(67)

Balance at the end of the financial year	1,227	1,227	1,227	1,116	1,116	1,116

Treasury shares
Balance at the beginning of the financial year	(1)	(1)	(2)	(524)	(513)	(1,455)
Purchase of shares by ESOP Trusts	(216)	(132)	(230)	(58)	(37)	(20)
Employee share awards exercised following vesting	216	132	231	58	26	29
Shares bought back (a)	—	—	—	—	—	(3,075)
Shares cancelled (a)	—	—	—	—	—	4,008

Balance at the end of the financial year	(1)	(1)	(1)	(524)	(524)	(513)

	BHP Billiton Limited			BHP Billiton Plc
	2010 Shares (d)	2009 Shares (d)	2008 Shares (d)	2010 Shares (c) (d)	2009 Shares (c) (d)	2008 Shares (c) (d)
Share capital issued
Ordinary shares fully paid	3,358,359,496	3,358,359,496	3,358,359,496	2,231,121,202	2,231,121,202	2,231,121,202
Comprising
– Shares held by the public	3,358,312,376	3,358,312,376	3,358,260,180	2,206,076,344	2,206,130,916	2,206,662,027
– Treasury shares	47,120	47,120	99,316	25,044,858	24,990,286	24,459,175
Ordinary shares paid to A$1.36	110,000	110,000	195,000
Special Voting Share of no par value (e)	1	1	1
5.5% Preference shares of £1 each (f)				50,000	50,000	50,000
Special Voting Share of US$0.50 par value (e)				1	1	1

	BHP Billiton Limited			BHP Billiton Plc
	2010 Shares	2009 Shares	2008 Shares	2010 Shares	2009 Shares	2008 Shares
Movement in shares held by the public
Opening number of shares	3,358,312,376	3,358,260,180	3,357,372,156	2,206,130,916	2,206,662,027	2,302,854,320
Shares issued on exercise of Employee Share Plan Options	—	—	855,923	—	—	—
Purchase of shares by ESOP Trusts	(6,304,733)	(5,274,136)	(6,550,854)	(2,081,566)	(1,447,706)	(589,802)
Employee share awards exercised following vesting	6,304,733	5,326,332	6,582,955	2,026,994	916,595	1,301,595
Shares bought back (a)	—	—	—	—	—	(96,904,086)

Closing number of shares (g)	3,358,312,376	3,358,312,376	3,358,260,180	2,206,076,344	2,206,130,916	2,206,662,027

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–44

Notes to Financial Statements continued

19 Share capital continued

	BHP Billiton Limited			BHP Billiton Plc
	2010	2009	2008	2010	2009	2008
	Shares	Shares	Shares	Shares	Shares	Shares
Movement in treasury shares
Opening number of shares	47,120	99,316	131,417	24,990,286	24,459,175	63,607,682
Purchase of shares by ESOP Trusts	6,304,733	5,274,136	6,550,854	2,081,566	1,447,706	589,802
Employee share awards exercised following vesting	(6,304,733)	(5,326,332)	(6,582,955)	(2,026,994)	(916,595)	(1,301,595)
Shares bought back ( a)	—	—	—	—	—	96,904,086
Shares cancelled ( a)	—	—	—	—	—	(135,340,800)

Closing number of shares	47,120	47,120	99,316	25,044,858	24,990,286	24,459,175

	BHP Billiton Limited
	2010	2009	2008
	Shares	Shares	Shares
Movement in shares partly paid to A$1.36
Opening number of shares	110,000	195,000	195,000
Partly paid shares converted to fully paid (h)	—	(85,000)	—

Closing number of shares (i)	110,000	110,000	195,000

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

Year ended	Shares purchased	Number	Cost per share and discount		Total cost US$M	Purchased by:
						BHP Billiton Limited		BHP Billiton Plc
						Shares	US$M	Shares	US$M
30 June 2008	BHP Billiton Plc	96,904,086	£12.37		3,075	96,904,086	3,075	—	—
			8.7 per cent	(i)

(i)	Represents the discount to the average BHP Billiton Limited share price between 7 September 2006 and 14 December 2007.

As at 30 June 2010, shares in BHP Billiton Plc bought back as part of the above program but not cancelled are held as Treasury shares. On 14 December 2007, the share buy-back program was suspended in light of the Group’s offers for Rio Tinto plc and Rio Tinto Limited. On 27 November 2008, the offers lapsed. No shares were bought back under the program in the year ended 30 June 2010.

(b)

An Equalisation Share (US$0.50 par value) has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share. There has been no movement in this class of share. This share forms part of BHP Billiton Plc’s total share capital.

(c)	The total number of BHP Billiton Plc authorised ordinary shares of US$0.50 par value is 2,762,974,200 (2009: 2,762,974,200; 2008: 2,762,974,200).
(d)

The total number of BHP Billiton Limited shares of all classes is 3,358,469,497 of which 99.99 per cent are ordinary shares fully paid (2009: 3,358,469,497, 99.99 per cent; 2008: 3,358,554,497, 99.99 per cent). The total number of BHP Billiton Plc shares of all classes is 2,763,024,202, of which 99.99 per cent are authorised ordinary shares of US$0.50 par value (2009: 2,763,024,202, 99.99 per cent; 2008: 2,763,024,202, 99.99 per cent). Any surplus remaining after payment of preferred distributions shall be payable to the holders of BHP Billiton Limited and BHP Billiton Plc ordinary shares in equal amounts per share.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–45

Notes to Financial Statements continued

19 Share capital continued

(e)

Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electorate Actions. There has been no movement in these shares.

(f)

Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. There has been no movement in these shares, all of which are held by JP Morgan plc.

(g)

During the period 1 July 2010 to 7 September 2010, no Executive Share Scheme partly paid shares were paid up in full, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan Options, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights and no fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.

(h)	During the year ended 30 June 2009, partly paid shares were converted to an equal number of fully paid shares and satisfied via on-market purchase.
(i)

At 30 June 2010, 70,000 partly paid shares on issue are entitled to 79,928 bonus shares on becoming fully paid. The remaining partly paid shares are entitled to an equal number of fully paid shares upon conversion to fully paid shares.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–46

Notes to Financial Statements continued

20 Other equity

	2010	2009	2008
	US$M	US$M	US$M
Reserves
Share premium account (a)
Balance at the beginning of the financial year	518	518	518

Balance at the end of the financial year	518	518	518

Foreign currency translation reserve (b )
Balance at the beginning of the financial year	24	(3)	18
Exchange fluctuations on translation of foreign operations taken to equity	1	27	(21)
Exchange fluctuations on translation of foreign operations taken to the income statement	(10)	—	—

Total other comprehensive income	(9)	27	(21)

Balance at the end of the financial year	15	24	(3)

Employee share awards reserve ( c)
Balance at the beginning of the financial year	434	372	261
Deferred tax arising on accrued employee entitlement for unexercised awards	69	(89)	51

Total other comprehensive income	69	(89)	51
Accrued employee entitlement for unvested awards	170	185	97
Employee share awards exercised following vesting	(88)	(34)	(37)
Employee share awards lapsed	(28)	—	—

Balance at the end of the financial year	557	434	372

Hedging reserve – cash flow hedges ( d)
Balance at the beginning of the financial year	9	(417)	(87)
Net (loss)/gain on cash flow hedges taken to equity	(15)	710	(383)
Net realised loss on cash flow hedges transferred to the income statement	2	22	73
Net unrealised gain on cash flow hedges transferred to the income statement	—	(48)	—
Net gains on cash flow hedges transferred to initial carrying amount of hedged items	—	(26)	(190)
Deferred tax relating to cash flow hedges	4	(232)	170

Total other comprehensive income	(9)	426	(330)

Balance at the end of the financial year	—	9	(417)

Financial assets reserve ( e)
Balance at the beginning of the financial year	202	162	230
Net valuation gain/(loss) taken to equity	160	3	(76)
Net valuation losses transferred to the income statement	2	58	–
Deferred tax relating to revaluations	(16)	(21)	8

Total other comprehensive income	146	40	(68)

Balance at the end of the financial year	348	202	162

Share buy-back reserve (f )
Balance at the beginning of the financial year	118	118	51
BHP Billiton Plc shares cancelled	—	—	67

Balance at the end of the financial year	118	118	118

Non-controlling interest contribution reserve (g)
Balance at the beginning of the financial year	—	—	—
Issue of share options to non-controlling interests	43	—	—
Distribution to option holders	(10)	—	—
Transactions with owners – contributed equity	317	—	—

Balance at the end of the financial year	350	—	—

Total reserves	1,906	1,305	750

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–47

Notes to Financial Statements continued

20 Other equity continued

	2010	2009	2008
	US$M	US$M	US$M
Retained earnings
Balance at the beginning of the financial year	36,831	35,756	27,729
Profit for the year	12,722	5,877	15,390
Actuarial losses	(38)	(224)	(95)
Tax recognised directly in other comprehensive income	54	89	77

Total comprehensive income	12,738	5,742	15,372
Dividends paid	(4,618)	(4,563)	(3,133)
BHP Billiton Plc share buy-back – refer to note 19	—	—	(4,008)
Employee share awards exercised following vesting, net of employee contributions and lapses	(150)	(104)	(204)

Balance at the end of the financial year	44,801	36,831	35,756

	2010 US$M	2009 US$M	2008 US$M
Non-controlling interests
Balance at the beginning of the financial year	757	708	251
Profit for the year	287	461	572
Actuarial losses on pension and medical schemes	—	(3)	(1)
Net valuation gains taken to equity	7	—	—
Tax recognised directly in other comprehensive income	—	—	—

Total comprehensive income	294	458	571
Issue of share options to non-controlling interests	16	—	—
Distribution to option holders	(6)	—	—
Transactions with owners – contributed equity	20	(3)	(1)
Dividends paid	(277)	(406)	(113)

Balance at the end of the financial year	804	757	708

(a)	The share premium account represents the premium paid on the issue of BHP Billiton Plc shares recognised in accordance with the UK Companies Act 2006.
(b)	The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.
(c)	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.
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
(g)

The non-controlling interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to the equity instruments held by non-controlling interests.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–48

Notes to Financial Statements continued

21 Contingent liabilities

Contingent liabilities at balance date, not otherwise provided for in the financial statements, are categorised as arising from:

	2010 US$M	2009 US$M
Jointly controlled entities
Bank guarantees (a)	7	—
Actual or potential litigation (b)	878	724

	885	724

Subsidiaries and jointly controlled assets (including guarantees)
Bank guarantees (a)	1	1
Actual or potential litigation (b)	455	217
Other	3	9

	459	227

Total contingent liabilities	1,344	951

(a)	The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(b)

Actual or potential litigation amounts relate to a number of actions against the Group, none of which are individually significant and where the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.

22 Commitments

	2010 US$M	2009 US$M
Capital expenditure commitments not provided for in the financial statements
Due not later than one year	4,311	3,716
Due later than one year and not later than two years	491	895
Due later than two years and not later than three years	171	126
Due later than three years and not later than four years	16	35

Total capital expenditure commitments	4,989	4,772

Lease expenditure commitments
Finance leases
Due not later than one year	95	89
Due later than one year and not later than two years	60	57
Due later than two years and not later than three years	51	59
Due later than three years and not later than four years	49	46
Due later than four years and not later than five years	49	46
Due later than five years	140	179

Total commitments under finance leases	444	476
Future financing charges	(111)	(133)
Right to reimbursement from joint venture partner	(108)	(120)

Finance lease liability	225	223

Operating leases (a)
Due not later than one year	695	576
Due later than one year and not later than two years	580	659
Due later than two years and not later than three years	601	450
Due later than three years and not later than four years	255	316
Due later than four years and not later than five years	98	91
Due later than five years	830	200

Total commitments under operating leases	3,059	2,292

Other expenditure commitments (b)
Due not later than one year	2,793	2,626
Due later than one year and not later than two years	1,291	1,486
Due later than two years and not later than three years	1,111	877
Due later than three years and not later than four years	768	971
Due later than four years and not later than five years	444	657
Due later than five years	1,923	1,803

Total commitments for other expenditure	8,330	8,420

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–49

Notes to Financial Statements continued

22 Commitments continued

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

Other Commitments

On 5 June 2009, BHP Billiton signed a framework agreement, including non-binding core principles, with Rio Tinto to form a 50-50 production joint venture combining the economic interests of both companies' current and future iron ore assets in Western Australia. On 5 December 2009, BHP Billiton and Rio Tinto signed binding agreements that set out the terms that will regulate the establishment of the joint venture and its ongoing operation. To equalise the net value of the parties' asset contributions to the joint venture, at completion BHP Billiton will pay US$5.8 billion to Rio Tinto, adjusted to reflect equalisation of net cash flows from 1 July 2009 to completion. There is a US$275.5 million break fee associated with this transaction which is payable by either party under certain circumstances.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–50

Notes to Financial Statements continued

23 Notes to the consolidated cash flow statement

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents include highly liquid investments that are readily convertible to cash and with a maturity of less than 90 days, bank overdrafts and interest bearing liabilities at call.

	2010 US$M	2009 US$M	2008 US$M
Cash and cash equivalents comprise:
Cash	1,369	1,156	1,734
Short-term deposits	11,087	9,677	2,503

Total cash and cash equivalents (a)	12,456	10,833	4,237
Bank overdrafts and short- term borrowings – refer to note 16	(1)	(2)	(64)

Total cash and cash equivalents, net of overdrafts	12,455	10,831	4,173

(a)	Cash and cash equivalents include US$330 million (2009: US$368 million; 2008: US$591 million) which is restricted by legal or contractual arrangements.

Exploration and evaluation expenditure

Exploration and evaluation expenditure (excluding impairments) is classified as an investing activity as described in IAS 7/AASB 107 ‘Cash Flow Statements’ and is therefore a reconciling item between profit after taxation and net operating cash flows.

Exploration and evaluation expenditure classified as investing activities in the cash flow statement is reconciled as follows:

	2010 US$M	2009 US$M	2008 US$M
Expensed in the income statement (excluding impairments)	1,030	1,009	859
Capitalised in property, plant and equipment	303	234	491

Cash outflow from investing activities	1,333	1,243	1,350

Significant non-cash investing and financing transactions

Property, plant and equipment of US$56 million (2009: US$59 million; 2008: US$211 million) was acquired under finance leases.

Property, plant and equipment of US$236 million (2009: US$ nil; 2008: US$ nil) was acquired under vendor financing arrangements.

Disposal of subsidiaries and operations

The Group disposed of the following subsidiaries and operations during the year ended:

30 June 2010

•	Esidulini game reserve

•	Kendilo coal operation

•	Manganese Metal Company (Pty) Ltd

•	Pering mine

•	Ravensthorpe nickel operations

•	Suriname Bauxite Mines and the Paranam Refinery

•	Yabulu nickel refinery

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–51

Notes to Financial Statements continued

23 Notes to the consolidated cash flow statement continued

30 June 2009

•	BHP Asia Pacific Nickel Pty Ltd

•	Mayaniquel SA

•	Minera Geleen SA

•	PT Gag Nickel

•	Sociedad Contractual Minera Otway

30 June 2008

•	Elouera coal mine

•	Optimum Colliery operations

The carrying amount of assets and liabilities disposed are as follows:

	2010 US$M	2009 US$M	2008 US$M
Cash and cash equivalents	137	—	—
Trade and other receivables	11	1	14
Inventories	169	—	20
Current tax assets	9	—	—
Other current assets	11	6	—
Property, plant and equipment	682	35	223
Trade and other payables	(66)	(1)	(107)
Interest bearing liabilities	(27)	—	—
Current tax payable	(1)	—	—
Provisions	(590)	—	(304)

Net identifiable assets/(liabilities) (a)	335	41	(154)

Gross consideration	351	23	(88)
Less cash balances disposed of	(137)	—	—

Net consideration	214	23	(88)

Comprising of:
– Cash	214	17	38
– Deferred consideration/(payable)	—	6	(126)

Total net consideration received/(paid)	214	23	(88)

Gains/(losses) on sale of subsidiaries and operations	16	(18)	66

(a)

Net identifiable assets/(liabilities) disposed of in the current financial year include property, plant and equipment of US$58 million, current tax assets of US$9 million and provisions of US$301 million classified as held for sale in 2009.

Acquisition of subsidiaries and operations

The Group acquired the following subsidiaries and operations during the year ended:

30 June 2010

•	100 per cent of Athabasca Potash Inc.

•	100 per cent of United Minerals Corporations NL

30 June 2009

•	100 per cent of Anglo Potash Limited

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–52

Notes to Financial Statements continued

23 Notes to the consolidated cash flow statement continued

30 June 2008

•	A 33.3 per cent interest in Guinea Alumina Corporation Ltd

The fair values of assets and liabilities acquired are as follows:

	2010 US$M	2009 US$M	2008 US$M
Property, plant and equipment	508	270	30

Net identifiable assets	508	270	30

Net consideration paid	508	270	30

24 Business combinations

30 June 2010

There were no business combinations entered into by the Group in the current or previous financial year.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–53

Notes to Financial Statements continued

25 Subsidiaries

Significant subsidiaries of the Group are as follows:

			The Group’s effective interest
Name	Country of incorporation	Principal activity	2010%	2009%
Anglo Potash Limited	Canada	Potash exploration	100	100
Athabasca Potash Inc.	Canada	Potash exploration	100	—
BHP Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (RAA) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (Worsley) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Canada Inc.	Canada	Diamond mining	100	100
BHP Billiton Direct Reduced Iron Pty Ltd	Australia	Hot briquette iron plant (closed)	100	100
BHP Billiton Energy Coal South Africa Limited	South Africa	Coal mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Foreign Holdings Inc.	US	Holding company	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton International Services Limited	UK	Service company	100	100
BHP Billiton Iron Ore Pty Limited	Australia	Service company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc.	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, coal, silver, lead and zinc mining	100	100
BHP Billiton Nickel Operations Pty Ltd	Australia	Holding company	100	100
BHP Billiton Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
BHP Billiton Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
BHP Billiton Petroleum (Americas) Inc.	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Colombia) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Deepwater) Inc.	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (GOM) Inc.	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Limited	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (New Ventures) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Sabah) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton Shared Business Services Pty Ltd	Australia	Service company	100	100
BHP Billiton Shared Services Malaysia Sdn. Bhd.	Malaysia	Service company	100	100
BHP Billiton SSM Development Pty Ltd	Australia	Holding company	100	100
BHP Billiton (Trinidad – 2c) Limited	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc.	Canada	Minerals exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Chile Inc.	US	Service company	100	100
BHP Coal Pty Limited	Australia	Holding company and coal mining	100	100
BHP Copper Inc.	US	Holding company and copper mining	100	100
BHP Escondida Inc.	US	Holding company	100	100
BHP Iron Ore (Jimblebar) Pty Ltd	Australia	Iron ore mining	100	100
BHP Mitsui Coal Pty Limited	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Petroleum (Laurentian) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHPB Freight Pty Ltd	Australia	Transport services	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Marketing Holding BV	Netherlands	Holding company	100	100
Billiton Nickel (Ravensthorpe) Pty Ltd	Australia	Holding company	100	100
Broken Hill Proprietary (USA) Inc.	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.9	99.9

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–54

Notes to Financial Statements continued

25 Subsidiaries continued

			The Group’s effective interest
Name	Country of incorporation	Principal activity	2010%	2009%
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Company Pty Ltd	Australia	Manganese mining	60	60
Hillside Aluminium Limited	South Africa	Aluminium smelting	100	100
Hotazel Manganese Mines (Proprietary) Limited	South Africa	Manganese ore mining and processing	54.6	—
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Illawarra Services Pty Ltd	Australia	Coal mining	100	100
Minera Spence SA	Chile	Copper mining	100	100
QNI Western Australia Pty Limited	Australia	Holding company	100	100
Rio Algom Limited	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Manganese Proprietary Limited	South Africa	Manganese mining and manganese alloys	60	60
San Juan Coal Company	US	Coal mining	100	100
Tasmanian Electro Metallurgical Company Pty Ltd	Australia	Manganese alloys	60	60
UMAL Consolidated Pty Ltd	Australia	Holding company and coal mining	100	100
United Iron Pty Ltd	Australia	Iron ore exploration	100	—
WMC Finance (USA) Limited	Australia	Finance	100	100

(a)

BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.

26 Interests in jointly controlled entities

All entities included below are subject to joint control as a result of governing contractual arrangements.

				Ownership interest (a)
Major shareholdings in jointly controlled entities	Country of incorporation	Principal activity	Reporting date (a)	2010%	2009%
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	31 May	25	25
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	31 May	22	22
Guinea Alumina Corporation Ltd	British Virgin Islands	Bauxite mine and alumina refinery development	31 Dec	33.3	33.3
Mozal SARL	Mozambique	Aluminium smelting	30 June	47.1	47.1
Compañia Minera Antamina SA	Peru	Copper and zinc mining	30 June	33.75	33.75
Minera Escondida Limitada (b)	Chile	Copper mining	30 June	57.5	57.5
Phola Coal Processing Plant (Pty) Ltd	South Africa	Coal handling and processing plant	30 June	50	50
Richards Bay Minerals (c)	South Africa	Mineral sands mining and processing	31 Dec	37.76	50
Samarco Mineracao SA	Brazil	Iron ore mining	31 Dec	50	50
Carbones del Cerrejón LLC	Anguilla	Coal mining in Colombia	31 Dec	33.33	33.33
Newcastle Coal Infrastructure Group Pty Limited	Australia	Coal export terminal	30 June	35.5	35.5

	Group share
	2010 US$M	2009 US$M
Net assets of jointly controlled entities
Current assets	3,352	2,813
Non-current assets	7,212	7,275
Current liabilities	(2,162)	(2,092)
Non-current liabilities	(2,388)	(2,029)

Net assets	6,014	5,967

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–55

Notes to Financial Statements continued

26 Interests in jointly controlled entities continued

	Group share
	2010 US$M	2009 US$M	2008 US$M
Share of jointly controlled entities’ profit
Revenue	8,642	6,130	10,728
Net operating costs	(4,597)	(4,103)	(3,912)

Operating profit	4,045	2,027	6,816
Net finance costs	(68)	(129)	(94)
Income tax expense	(903)	(465)	(1,418)

Profit after taxation	3,074	1,433	5,304

	Group share
	2010 US$M	2009 US$M
Share of contingent liabilities and expenditure commitments of jointly controlled entities
Contingent liabilities	885	724
Capital expenditure commitments	274	152
Other expenditure commitments	1,455	1,537

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

(c)

Richards Bay Minerals comprises two legal entities, Richards Bay Mining (Proprietary) Limited and Richards Bay Titanium (Proprietary) Limited, in each of which the Group has a 50 per cent interest and which function as a single economic entity. After deducting non-controlling interests in subsidiaries of Richards Bay Minerals, the Group’s economic interest in the operations of Richards Bay Minerals is 37.76 per cent.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–56

Notes to Financial Statements continued

27 Interests in jointly controlled assets

The principal jointly controlled assets in which the Group has an interest and which are proportionately included in the financial statements are as follows:

			The Group's effective interest
Name	Country of operation	Principal activity	2010%	2009%
Atlantis	US	Hydrocarbons exploration and production	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration and production	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Pyrenees	Australia	Hydrocarbons exploration and development	71.43	71.43
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	45	45
Shenzi	US	Hydrocarbons exploration and production	44	44
Stybarrow	Australia	Hydrocarbons exploration and production	50	50
Greater Angostura	Trinidad and Tobago	Hydrocarbons production	45	45
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	Alumina refining	36	36
		Aluminium smelting	40	40
Billiton Suriname (a)	Suriname	Bauxite mining and alumina refining	—	45
Worsley	Australia	Bauxite mining and alumina refining	86	86
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas/Middelburg Mine (b)	South Africa	Coal mining	—	84

	2010 US$M	2009 US$M
Share of contingent liabilities and capital expenditure commitments relating to jointly controlled assets
Contingent liabilities – unsecured (c)	120	94
Contracts for capital expenditure commitments not completed (c)	4,103	4,282

(a)	Billiton Suriname was sold effective 31 July 2009.
(b)

The Douglas/Middelburg Mine joint venture was dissolved on 1 December 2009. The mining leases, previously held jointly by Xstrata Plc, (through Tavistock Collieries Plc) and BHP Billiton Energy Coal South Africa Limited, have been divided into discrete areas which are now wholly owned and operated by Tavistock Collieries Plc and BHP Billiton Energy Coal South Africa Limited.

(c)	Included in contingent liabilities and capital expenditure commitments for the Group. Refer to notes 21 and 22 respectively.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–57

Notes to Financial Statements continued

28 Financial risk management

The Group financial risk management strategy

The financial risks arising from the Group’s operations comprise market, liquidity and credit risk. These risks arise in the normal course of business, and the Group manages its exposure to them in accordance with the Group’s Portfolio Risk Management Strategy. The objective of the strategy is to support the delivery of the Group’s financial targets while protecting its future financial security and flexibility by taking advantage of the natural diversification provided by the scale, diversity and flexibility of the Group’s operations and activities.

A Cash Flow at Risk (‘CFaR’) framework is used to measure the aggregate and diversified impact of financial risks upon the Group’s financial targets. The principal measurement of risk is CFaR measured on a portfolio basis – which is defined as the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent. The CFaR framework includes Board-approved limits on the quantum of the CFaR relative to the Group’s financial targets.

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

1 Risk mitigation

Hedging of revenues with financial instruments may be executed to mitigate risk at the portfolio level when CFaR exceeds the Board-approved limits. Similarly, and on an exception basis, hedging for the purposes of mitigating risk related to specific and significant expenditure on investments or capital projects will be executed if necessary to support the Group’s strategic objectives.

• Assessment of portfolio CFaR against Board- approved limits • Execution of transactions within approved mandates

2 Economic hedging of commodity sales, operating costs and debt instruments

Where group commodity production is sold to customers on pricing terms that deviate from the relevant index target, and where a relevant derivatives market exists, financial instruments may be executed as an economic hedge to align the revenue price exposure with the index target.

Where debt is issued in a currency other than the US dollar and/or at a fixed interest rate, fair value hedges may be executed to align the debt exposure with the Group’s functional currency of US dollars and/or to swap to a floating interest rate.

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–58

Notes to Financial Statements continued

28 Financial risk management continued

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

The majority of the Group’s debt is raised under central borrowing programs. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of the centrally raised debt into US dollar floating rate exposures. As at 30 June 2010, the Group holds US$2,577 million (2009: US$7,696 million) of fixed interest borrowings that have not been swapped to floating rates, arising principally from debt raised during the year ended 30 June 2009 and debt raised prior to the DLC merger. The Group’s strategy has not changed and the remainder of the fixed rate debt raised during the year ended 30 June 2009 has been swapped to floating interest rates since 30 June 2010. The Group’s earnings are sensitive to changes in interest rates on the floating rate component of the Group’s net borrowings.

The fair value of interest rate swaps, cross currency interest rate swaps, currency swaps and forward exchange contracts in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	Fair value
	2010 US$M	2009 US$M
Interest rate swaps
US dollar swaps
Pay floating/receive fixed
Not later than one year	13	—
Later than one year but not later than two years	90	30
Later than two years but not later than five years	200	156
Later than five years	288	180

Cross currency interest rate swaps
Euro to US dollar swaps
Pay floating/receive fixed
Not later than one year	10	—
Later than one year but not later than two years	—	147
Later than two years but not later than five years	17	114
Euro to US dollar swaps
Pay fixed/receive fixed
Later than five years	(174)	—

Forward exchange contracts
Euro to US dollar foreign exchange contract
Pay US dollar/receive Euro
Not later than one year	(282)	—

Total fair value of derivatives	162	627

Included within ‘Cross currency and interest rate swaps’ in note 11 are derivatives held to hedge currency risk on Euro Bonds raised during the year ended 30 June 2009. These are discussed in ‘Currency risk’ below.

Based on the net debt position as at 30 June 2010, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease the Group’s profit after taxation and equity by US$2 million (2009: increase of US$23 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year. However, interest rates and the debt profile of the Group may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–59

Notes to Financial Statements continued

28 Financial risk management continued

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

The following table shows the foreign currency risk arising from financial assets and liabilities which are denominated in currencies other than the functional currency of the operations.

	Net financial assets/(liabilities)
2010	US$ US$M	A$ US$M	SA rand US$M	GBP US$M	Other US$M	Total US$M
Functional currency of Group operation
US dollars	—	(1,398)	90	31	(942)	(2,219)
Australian dollars	(1)	—	—	—	—	(1)
UK pounds sterling	4	—	—	—	—	4

	3	(1,398)	90	31	(942)	(2,216)

	Net financial assets/(liabilities)
2009	US$ US$M	A$ US$M	SA rand US$M	GBP US$M	Other US$M	Total US$M
Functional currency of Group operation
US dollars	—	(1,895)	306	87	(248)	(1,750)
Australian dollars	—	—	—	—	—	—
UK pounds sterling	3	—	—	—	—	3

	3	(1,895)	306	87	(248)	(1,747)

In March 2009, the Group issued a two tranche Euro Bond, comprising €1,250 million of 4.75 per cent Euro Bonds due 2012 and €1,000 million of 6.375 per cent Euro Bonds due 2016. Cross currency swaps and forward exchange contracts were taken out to hedge the currency risk on these bonds. These contracts were designated as cash flow hedges of the foreign currency risk associated with the Euro Bonds. The fair value of these derivatives is as follows:

	Fair value
	2010 US$M	2009 US$M
Cross currency swaps
Euro to US dollar swaps
Pay fixed/received fixed
Later than five years	—	63
Forward exchange contracts
Euro to US dollar foreign exchange contract
Pay US dollar/receive Euro
Not later than one year	—	79

Total fair value of derivatives	—	142

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–60

Notes to Financial Statements continued

28 Financial risk management continued

During the year ended 30 June 2010 the cash flow hedge relationships have been de-designated. Interest rate swaps, cross currency interest rate swaps, currency swaps and forward exchange contracts were taken out and have been designated as fair value hedges for risks associated with the Euro Bonds. These are discussed in ‘Interest rate risk’ above.

The principal non-functional currencies to which the Group is exposed are the Australian dollar, South African rand and UK pound sterling. Based on the Group’s net financial assets and liabilities as at 30 June 2010, a weakening of the US dollar against these currencies as illustrated in the table below, with all other variables held constant, would have affected post-tax profit and equity as follows:

Currency movement	2010 US$M		2009 US$M
	Post-tax profit	Equity	Post-tax profit	Equity
1 cent movement in Australian dollar	(9)	(8)	(11)	(11)
0.2 rand movement in South African rand	(2)	5	3	5
1 pence movement in UK pound sterling	—	—	1	1

The Group’s financial asset and liability profile may not remain constant, and therefore these sensitivities should be used with care.

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

The fair value of forward exchange contracts outstanding to manage short-term foreign currency cash flows relating to operating activities is an asset of US$22 million (2009: a liability of US$5 million).

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

Financial instruments with commodity price risk included in the following tables are those entered into for the following activities:

•	economic hedging of prices realised on commodity contracts as described above

•	proprietary trading

•	purchases and sales of physical contracts that can be cash-settled

•	cash flow hedging of revenues

•	derivatives embedded within other supply contracts

All such instruments are carried in the balance sheet at fair value.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–61

Notes to Financial Statements continued

28 Financial risk management continued

Forward commodity and other derivative contracts

	2010		2009
	Fair value of asset US$M	Fair value of liability US$M	Fair value of asset US$M	Fair value of liability US$M
Aluminium	21	26	123	88
Copper	83	84	385	404
Zinc	29	19	13	16
Lead	40	26	20	20
Silver	4	9	12	10
Nickel	47	36	55	77
Iron ore	—	2	9	—
Energy coal	21	31	71	74
Metallurgical coal	—	2	—	1
Petroleum	—	33	5	46
Electricity	—	—	206	2
Gas	111	31	92	3
Freight	38	13	84	88
Other	—	3	—	—

Total	394	315	1,075	829

Comprising:
Current	241	223	671	687
Non-current	153	92	404	142

The Group’s exposure at 30 June 2010 to the impact of movements in commodity prices upon the financial instruments, other than those designated as a cash flow hedge or embedded derivatives, is set out in the following table.

		2010		2009
	Units of exposure	Net exposure receive/(deliver)	Impact on equity and profit of 10% movement in market price (post-tax) US$M	Net exposure receive/(deliver)	Impact on equity and profit of 10% movement in market price (post-tax) US$M
Aluminium	‘000 tonnes	(8)	(2)	11	2
Copper	‘000 tonnes	20	18	17	7
Zinc	‘000 tonnes	4	—	—	2
Lead	‘000 tonnes	(13)	—	5	2
Silver	Million ounces	(3)	(3)	2	3
Nickel	‘000 tonnes	(1)	(2)	1	2
Iron ore	‘000 tonnes	273	3	(483)	(4)
Energy coal	‘000 tonnes	1,370	13	(865)	(9)
Petroleum	‘000 barrels	—	—	678	4
Electricity	‘000 MWh	—	—	—	—
Gas	‘000 therms	—	—	(10,850)	—
Freight	Time charter days	(1,490)	(4)	(427)	(2)
	‘000 voyage charter tonnes	510	1	1,245	2

Provisionally priced commodity sales contracts

Not included in the above tables are provisionally priced sales volumes for which price finalisation, referenced to the relevant index, is outstanding at balance date. Provisional pricing mechanisms embedded within these sales arrangements have the character of a commodity derivative and are carried at fair value as part of trade receivables. The Group’s exposure at 30 June 2010 to the impact of movements in commodity prices upon provisionally invoiced sales volumes is set out in the following table.

		2010		2009
	Units of exposure	Net exposure receive/(deliver)	Impact on equity and profit of 10% movement in market price (post-tax) US$M	Net exposure receive/(deliver)	Impact on equity and profit of 10% movement in market price (post-tax) US$M
Copper	‘000 tonnes	(237)	(100)	(235)	(76)

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–62

Notes to Financial Statements continued

28 Financial risk management continued

The sensitivities in the above tables have been determined as the absolute impact on fair value of a 10 per cent increase in commodity prices at each reporting date, while holding all other variables, including foreign currency and exchange rates, constant.

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

During the year ended 30 June 2010, Moody’s Investors Service made no change to the Group’s long-term credit rating of A1 (the short-term credit rating is P-1). Standard & Poor’s made no change to the Group’s long-term credit rating of A+ (the short-term credit rating is A-1). The Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Group’s policy on counterparty credit exposure ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

There were no defaults on loans payable during the period.

Standby arrangements and unused credit facilities

Details of major standby and support arrangements are as follows:

	Facility available 2010 US$M	Used 2010 US$M	Unused 2010 US$M	Facility available 2009 US$M	Used 2009 US$M	Unused 2009 US$M
Revolving credit facility (a)	3,000	—	3,000	3,000	—	3,000
Other facilities (b)	58	—	58	58	—	58

Total financing facilities	3,058	—	3,058	3,058	—	3,058

(a)	The multi-currency revolving credit facility is available for general corporate purposes and matures in October 2011. This facility is used for general corporate purposes and as backup for the commercial paper programs. The interest rates under this facility are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with the Group’s credit rating.
(b)	Other bank facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–63

Notes to Financial Statements continued

28 Financial risk management continued

Maturity profile of financial liabilities

The maturity profile of the Group’s financial liabilities based on the contractual amounts, taking into account the derivatives related to debt, is as follows:

2010	Bank loans, debentures and other loans US$M	Expected future interest payments US$M	Derivatives related to net debt US$M	Other derivatives US$M	Obligations under finance leases US$M	Other financial liabilities US$M	Total US$M
Due for payment:
In one year or less or on demand	2,038	741	(54)	241	77	6,245	9,288
In more than one year but not more than two years	2,286	689	346	37	64	30	3,452
In more than two years but not more than three years	1,827	567	10	19	23	5	2,451
In more than three years but not more than four years	2,837	475	10	10	23	4	3,359
In more than four years but not more than five years	134	357	11	11	23	—	536
In more than five years	5,841	1,124	143	3	85	323	7,519

	14,963	3,953	466	321	295	6,607	26,605

Carrying amount	15,524	—	456	321	225	6,770	23,296

2009	Bank loans, debentures and other loans US$M	Expected future interest payments US$M	Derivatives related to net debt US$M	Other derivatives US$M	Obligations under finance leases US$M	Other financial liabilities US$M	Total US$M
Due for payment:
In one year or less or on demand	1,426	819	—	705	69	5,636	8,655
In more than one year but not more than two years	1,795	792	—	103	37	169	2,896
In more than two years but not more than three years	2,500	728	—	26	39	29	3,322
In more than three years but not more than four years	1,808	597	—	7	26	9	2,447
In more than four years but not more than five years	2,612	509	—	3	26	6	3,156
In more than five years	5,624	1,502	—	3	112	16	7,257

	15,765	4,947	—	847	309	5,865	27,733

Carrying amount	16,181	—	—	847	223	5,821	23,072

The amounts presented in the tables above comprise the contractual undiscounted cash flows, and therefore will not always agree with the amounts presented in the balance sheet. The Group holds derivatives related to net debt, commodities and currencies that are classified as other financial assets when they are expected to generate cash inflows (refer to note 11). These contracts are excluded from the table above in 2009.

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

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–64

Notes to Financial Statements continued

28 Financial risk management continued

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

The following table shows the Group’s receivables at the reporting date that are exposed to credit risk and the ageing and impairment profile thereon.

				Receivables past due but not impaired
2010	Gross amount US$M	Receivables past due and impaired US$M	Receivables neither past due nor impaired US$M	Less than 30 days US$M	31 to 60 days US$M	61 to 90 days US$M	Over 90 days US$M
Trade accounts receivables	5,092	147	4,907	27	6	1	4
Other receivables	2,994	15	2,864	32	10	3	70

Total	8,086	162	7,771	59	16	4	74

				Receivables past due but not impaired
2009	Gross amount US$M	Receivables past due and impaired US$M	Receivables neither past due nor impaired US$M	Less than 30 days US$M	31 to 60 days US$M	61 to 90 days US$M	Over 90 days US$M
Trade accounts receivables	3,881	176	3,671	—	4	—	30
Other receivables	2,216	6	2,031	127	3	1	48

Total	6,097	182	5,702	127	7	1	78

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–65

Notes to Financial Statements continued

28 Financial risk management continued

Receivables are deemed to be past due or impaired with reference to the Group’s normal terms and conditions of business. These terms and conditions are determined on a case-by-case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer. For an analysis of movements in impaired receivables, refer to note 10.

The credit quality of the Group’s customers is monitored on an ongoing basis and assessed for impairment where indicators of such impairment exist. The solvency of each debtor and their ability to repay the receivable is considered in assessing receivables for impairment. In certain circumstances the Group may seek collateral as security for the receivable. Where receivables have been impaired, the Group actively seeks to recover the amounts in question and enforce compliance with credit terms.

No other financial assets were past due or impaired at 30 June 2010 (30 June 2009: nil).

Fair values

All financial assets and financial liabilities, other than derivatives, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortised cost, as indicated in the tables below.

Derivatives are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value. This measurement of fair value is principally based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to the fair values. In the case of US$2,577 million (2009: US$7,696 million) of centrally managed fixed rate debt not swapped to floating rate, the fair value at 30 June 2010 is US$3,031 million (2009: US$8,277 million).

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–66

Notes to Financial Statements continued

28 Financial risk management continued

Financial assets and liabilities

2010	Notes	Loans and receivables US$M	Available for sale securities US$M	Held at fair value through profit or loss US$M	Cash flow hedges US$M	Other financial assets and liabilities at amortised cost US$M	Total US$M
Financial assets
Cash and cash equivalents	23	12,456	—	—	—	—	12,456
Trade and other receivables(a)	10	5,938	—	812	—	—	6,750
Cross currency and interest rate swaps	11	—	—	618	—	—	618
Forward exchange contracts	11	—	—	28	—	—	28
Commodity contracts	11	—	—	282	—	—	282
Other derivative contracts	11	—	—	112	—	—	112
Interest bearing loans receivable	10	683	—	—	—	—	683
Shares	11	—	657	—	—	—	657
Other investments	11	—	105	—	—	—	105

Total financial assets		19,077	762	1,852	—	—	21,691

Non-financial assets							67,161

Total assets							88,852

Financial liabilities
Trade and other payables(b)	15	—	—	—	—	6,755	6,755
Cross currency and interest rate swaps	17	—	—	456	—	—	456
Forward exchange contracts	17	—	—	6	—	—	6
Commodity contracts	17	—	—	235	—	—	235
Other derivative contracts	17	—	—	80	—	—	80
Unsecured bank overdrafts and short-term borrowings	16	—	—	—	—	1	1
Unsecured bank loans	16	—	—	—	—	754	754
Notes and debentures (c)	16	—	—	—	—	13,436	13,436
Secured bank loans	16	—	—	—	—	957	957
Redeemable preference shares	16	—	—	—	—	15	15
Finance leases	16	—	—	—	—	225	225
Unsecured other	16	—	—	—	—	376	376

Total financial liabilities		—	—	777	—	22,519	23,296

Non-financial liabilities							16,227

Total liabilities							39,523

(a)	Excludes input taxes of US$491 million included in other receivables. Refer to note 10.
(b)	Excludes input taxes of US$181 million included in other payables. Refer to note 15.
(c)	Includes US$10,847 million of centrally managed fixed rate debt swapped to floating rate under fair value hedges, and is consequently fair valued for interest rate risk.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–67

Notes to Financial Statements continued

28 Financial risk management continued

Financial assets and liabilities continued

2009	Notes	Loans and receivables US$M	Available for sale securities US$M	Held at fair value through profit or loss US$M	Cash flow hedges US$M	Other financial assets and liabilities at amortised cost US$M	Total US$M
Financial assets
Cash and cash equivalents	23	10,833	—	—	—	—	10,833
Trade and other receivables (a)	10	4,581	—	890	—	—	5,471
Cross currency and interest rate swaps	11	—	—	627	142	—	769
Forward exchange contracts	11	—	—	13	—	—	13
Commodity contracts	11	—	—	778	—	—	778
Other derivative contracts	11	—	—	297	—	—	297
Shares	11	—	321	35	—	—	356
Other investments	11	—	93	—	—	—	93

Total financial assets		15,414	414	2,640	142	—	18,610

Non-financial assets							60,160

Total assets							78,770

Financial liabilities
Trade and other payables (b)	15	—	—	—	—	5,666	5,666
Forward exchange contracts	17	—	—	18	—	—	18
Commodity contracts	17	—	—	794	—	—	794
Other derivative contracts	17	—	—	35	—	—	35
Unsecured bank overdrafts and short-term borrowings	16	—	—	—	—	2	2
Unsecured bank loans	16	—	—	—	—	1,256	1,256
Notes and debentures (c)	16	—	—	—	—	13,946	13,946
Secured bank loans	16	—	—	—	—	618	618
Redeemable preference shares	16	—	—	—	—	15	15
Finance leases	16	—	—	—	—	223	223
Unsecured other	16	—	—	—	—	359	359

Total financial liabilities		—	—	847	—	22,085	22,932

Non-financial liabilities							15,127

Total liabilities							38,059

(a)	Excludes input taxes of US$444 million included in other receivables. Refer to note 10.
(b)	Excludes input taxes of US$140 million included in other payables. Refer to note 15.
(c)	Includes US$6,264 million of centrally managed fixed rate debt swapped to floating rate under fair value hedges and is consequently fair valued for interest rate risk.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–68

Notes to Financial Statements continued

28 Financial risk management continued

Valuation hierarchy

The carrying amount of financial assets and liabilities measured at fair value is principally calculated with reference to quoted prices in active markets for identical assets or liabilities. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income. The following table shows the Group’s financial assets and liabilities carried at fair value with reference to the nature of valuation inputs used.

2010	Level 1(a) US$M	Level 2 (b) US$M	Level 3 (c) US$M	Total US$M
Financial assets and liabilities
Trade and other receivables	—	812	—	812
Cross currency and interest rate swaps	—	162	—	162
Forward exchange contracts	—	22	—	22
Commodity contracts	—	47	—	47
Other derivative contracts	—	(9)	41	32
Investments held as available for sale	13	112	637	762

Total	13	1,146	678	1,837

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial assets and liabilities.
(b)	Valuation is based on inputs (other than quoted prices included in Level 1) that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).
(c)	Valuation is based on inputs that are not based on observable market data.

Level 3 financial assets and liabilities

The following table shows the movements in the Group’s level 3 financial assets and liabilities.

2010 US$M
Balance at the beginning of the financial year	590
Additions	141
Disposals	(8)
Currency translation adjustments	—
Realised (losses) recognised in the income statement (a)	(229)
Unrealised gains recognised in the income statement (a)	21
Unrealised gains recognised in other comprehensive income (b)	147
Transfers from Property, plant and equipment	16

Balance at the end of the financial year	678

(a)	Realised and unrealised gains and losses recognised in the income statement are recorded in expenses. Refer to note 5.
(b)	Unrealised gains and losses recognised in other comprehensive income are recorded in the Financial assets reserve. Refer to note 20.

Sensitivity of Level 3 financial assets and liabilities

The carrying amount of financial assets and liabilities that are valued using inputs other than observable market data are calculated using appropriate valuation models, including discounted cash flow modelling, with inputs such as commodity prices, foreign exchange rates and inflation. The potential effect of using reasonably possible alternative assumptions in these models, based on a change in the most significant input by 10 per cent while holding all other variables constant, is shown in the following table. Significant inputs are assessed individually for each financial asset and liability.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–69

Notes to Financial Statements continued

28 Financial risk management continued

		Post-tax profit		Equity
2010	Carrying value US$M	10% increase in input US$M	10% decrease in input US$M	10% increase in input US$M	10% decrease in input US$M
Financial assets and liabilities
Other derivative contracts	41	(20)	21	(20)	21
Investments held as available for sale	637	—	—	128	(140)

Total	678	(20)	21	108	(119)

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

The Group monitors capital using a gearing ratio, being the ratio of net debt to net debt plus net assets.

	2010 US$M	2009 US$M
Cash and cash equivalents	(12,456)	(10,833)
Current debt	2,191	1,094
Non-current debt	13,573	15,325

Net debt	3,308	5,586

Net assets/Total equity	49,329	40,711

Gearing	6.3%	12.1%

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–70

Notes to Financial Statements continued

29 Pension and other post-retirement obligations

Defined contribution pension schemes and multi-employer pension schemes

The Group contributed US$276 million (2009: US$231 million; 2008: US$218 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred. Contributions to defined contribution plans for Key Management Personnel are disclosed in note 30.

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

Defined benefit post-retirement medical schemes

The Group operates a number of post-retirement medical schemes in the US, Canada and South Africa. Full actuarial valuations are prepared by local actuaries for all schemes. All of the post-retirement medical schemes in the Group are unfunded.

The following tables set out details in respect of the Group’s defined benefit pension and post-retirement medical schemes.

Balance sheet disclosures

The amounts recognised in the balance sheet are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2010 US$M	2009 US$M	2010 US$M	2009 US$M
Present value of funded defined benefit obligation	1,673	1,666	—	—
Present value of unfunded defined benefit obligation	89	70	343	310
Unrecognised past service credits	—	—	1	5
Fair value of defined benefit scheme assets	(1,547)	(1,455)	—	—

Scheme deficit	215	281	344	315

Unrecognised surplus	69	78	—	—
Adjustment for employer contributions tax	11	17	—	—

Net liability recognised in the balance sheet	295	376	344	315

The Group has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–71

Notes to Financial Statements continued

29 Pension and other post-retirement obligations continued

Income statement disclosures

The amounts recognised in the income statement are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2010 US$M	2009 US$M	2008 US$M	2010 US$M	2009 US$M	2008 US$M
Current service cost	54	58	75	6	5	7
Interest cost	108	110	113	22	22	25
Expected return on pension scheme assets	(98)	(111)	(125)	—	—	—
Past service costs	—	1	—	—	(5)	—
(Gains)/losses on settlements/curtailments	—	(4)	—	(7)	3	(41)

Total expense	64	54	63	21	25	(9)

- Recognised in employee benefits expense	54	55	75	6	3	(34)
- Recognised in net finance costs	10	(1)	(12)	22	22	25
- Recognised in other income	—	—	—	(7)	—	—

Statement of Comprehensive Income (SOCI) disclosures

The amounts recognised in the Statement of Comprehensive Income are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2010 US$M	2009 US$M	2008 US$M	2010 US$M	2009 US$M	2008 US$M
Actuarial (gains)/losses	(1)	239	106	25	—	(17)
Limit on net assets and other adjustments	14	(12)	7	—	—	—

Total amount recognised in the SOCI	13	227	113	25	—	(17)

Total cumulative amount recognised in the SOCI (a)	268	255	28	52	27	27

(a)	Cumulative amounts are calculated from the transition to IFRS on 1 July 2004.

The actual return on assets for the defined benefit pension schemes is as follows:

	Defined benefit pension schemes
	2010 US$M	2009 US$M	2008 US$M
The actual return on assets for the defined benefit pension schemes	175	(117)	(5)

The changes in the present value of defined benefit obligations are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2010 US$M	2009 US$M	2010 US$M	2009 US$M
Defined benefit obligation at beginning of year	1,736	1,889	310	328
Current service cost	54	58	6	5
Interest cost	108	110	22	22
Contributions by scheme participants	3	3	—	—
Actuarial losses/(gains) on benefit obligation	76	11	25	—
Benefits paid to participants	(164)	(171)	(18)	(17)
Past service costs	—	1	—	(11)
Curtailment (gains)/losses	—	(4)	(7)	3
Exchange variations	2	(161)	5	(3)
Other adjustments	(53)	—	—	(17)

Defined benefit obligation at end of year	1,762	1,736	343	310

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–72

Notes to Financial Statements continued

29 Pension and other post-retirement obligations continued

The changes in the fair value of scheme assets for defined benefit pension schemes are as follows:

	Defined benefit pension schemes
	2010 US$M	2009 US$M
Fair value of scheme assets at beginning of year	1,455	1,768
Expected return on scheme assets	98	111
Actuarial gains/(losses) on scheme assets	77	(228)
Employer contributions	162	111
Contributions by scheme participants	3	3
Benefits paid	(164)	(171)
Exchange variations	(1)	(139)
Other adjustments	(83)	—

Fair value of scheme assets at end of year	1,547	1,455

The fair values of defined benefit pension scheme assets segregated by major asset class are as follows:

	Fair Value
	2010 US$M	2009 US$M
Asset class
Bonds	884	882
Equities	391	345
Property	22	16
Cash and net current assets	49	24
Insured annuities	187	177
Other	14	11

Total	1,547	1,455

Scheme assets classified as ‘Other’ as at 30 June 2010 primarily comprise of investments in private equity in Australia.

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

Actuarial assumptions

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for defined benefit pension schemes are as follows:

	Australia		Americas		Europe		South Africa
	2010%	2009%	2010%	2009%	2010%	2009%	2010%	2009%
Discount rate	5.4	5.3	5.5	6.3	5.3	6.2	8.8	9.0
Future salary increases	4.0	3.9	4.5	3.8	4.7	4.9	6.9	6.9
Future pension increases	2.5	—	4.0	2.3	2.6	2.8	5.9	5.9
Expected rate of return on pension scheme assets	5.8	5.2	5.9	6.6	5.6	5.6	9.4	10.0

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–73

Notes to Financial Statements continued

29 Pension and other post-retirement obligations continued

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for post-retirement medical schemes are as follows:

	Americas		South Africa
	2010%	2009%	2010%	2009%
Discount rate	5.2	6.0	9.0	9.1
Medical cost trend rate (ultimate)	4.2	5.0	7.3	7.6

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

For the main funds, these tables imply the following expected future lifetimes (in years) for employees aged 65 as at the balance sheet date: US males 19.8, US females 21.6; Canadian males 19.4, Canadian females 21.8; Netherlands males 19.0, Netherlands females 21.1; UK males 22.4, UK females 24.8; South African males 14.8, South African females 18.7.

The present value of defined benefit obligations, fair value of scheme assets and associated experience adjustments for the defined benefit pension and post-retirement medical schemes are shown for the current year and the previous four years as follows:

	Defined benefit pension schemes
	2010 US$M	2009 US$M	2008 US$M	2007 US$M	2006 US$M
Present value of defined benefit obligation	1,762	1,736	1,889	1,787	1,759
Fair value of defined benefit scheme assets	(1,547)	(1,455)	(1,768)	(1,756)	(1,585)

Deficit in the schemes	215	281	121	31	174

Experience gain/(loss) adjustments to scheme liabilities	16	(2)	(8)	7	(58)
Experience gain/(loss) adjustments to scheme assets	76	(228)	(130)	101	45

	Post-retirement medical schemes
	2010 US$M	2009 US$M	2008 US$M	2007 US$M	2006 US$M
Present value of defined benefit obligation	343	310	328	380	353
Experience gain/(loss) adjustments to scheme liabilities	(7)	4	8	1	(17)

Experience adjustments to scheme liabilities do not include the effect of changes in actuarial assumptions.

Estimated contributions for the defined benefit pension and post-retirement medical schemes are as follows:

	Defined benefit pension schemes US$M	Post-retirement medical schemes US$M
Estimated employer contributions for the year ending 30 June 2011	117	22
Estimated contributions by scheme participants for the year ending 30 June 2011	3	n/a

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–74

Notes to Financial Statements continued

29 Pension and other post-retirement obligations continued

The impact of a one percentage point variation in the medical cost trend rate (for the post-retirement medical schemes) on the Group’s results is as follows:

	2010 US$M	2009 US$M
Effect of an increase in the medical cost trend of 1% point on:
Total of current service and interest cost	3	7
Defined benefit obligation	31	40

Effect of a decrease in the medical cost trend of 1% point on:
Total of current service and interest cost	(3)	(1)
Defined benefit obligation	(26)	(18)

30 Key Management Personnel

Key Management Personnel compensation comprises:

	2010 US$	2009 US$	2008 US$
Short-term employee benefits	21,851,956	20,015,590	20,607,717
Post-employment benefits	5,281,930	2,870,982	2,958,123
Share-based payments	26,017,590	23,530,682	12,428,149

Total	53,151,476	46,417,254	35,993,989

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–75

Notes to Financial Statements continued

30 Key Management Personnel continued

Equity Instrument disclosures relating to Key Management Personnel

BHP Billiton Limited ordinary shares under award

	Scheme	At 30 June 2008	Granted	Lapsed	Exercised	At 30 June 2009	Granted	Lapsed	Exercised / Matched	At 30 June 2010	Vested during the year ended 30 June 2009	Vested during the year ended 30 June 2010	Vested at 30 June 2009 (a)	Vested at 30 June 2010 (a)
Marius Kloppers	LTIP Performance	333,327	500,000	—	—	833,327	250,000	—	—	1,083,327	—	—	—	—
	GIS Deferred	27,582	95,847	—	—	123,429	46,951	—	27,582	142,798	—	27,582	—	—
	Shareplus	160	168	—	—	328	194	—	160	362	—	160	—	—
Marcus Randolph	LTIP Performance	592,676	225,000	—	—	817,676	120,000	—	110,000	827,676	—	110,000	—	—
	GIS Deferred	85,302	45,027	—	61,654	68,675	25,126	—	23,648	70,153	29,455	23,648	—	—
	Shareplus	157	172	—	—	329	190	—	157	362	—	157	—	—
Alex Vanselow	LTIP Performance	642,676	225,000	—	—	867,676	120,000	—	110,000	877,676	—	110,000	—	—
	GIS Deferred	73,510	—	—	48,663	24,847	27,727	—	24,847	27,727	23,030	24,847	—	—
	Shareplus	157	168	—	—	325	193	—	157	361	—	157	—	—
Karen Wood	LTIP Performance	489,187	175,000	—	—	664,187	90,000	—	80,000	674,187	—	80,000	—	—
	GIS Deferred	85,003	30,778	—	26,631	89,150	23,686	—	58,372	54,464	18,267	19,643	38,729	—
	GIS Performance	16,547	—	—	16,547	—	—	—	—	—	—	—	—	—
	PSP	25,846	—	—	—	25,846	—	—	25,846	—	—	—	—	—
	Shareplus	157	168	—	—	325	193	—	157	361	—	157	—	—
J. Michael Yeager	LTIP Performance	737,702	225,000	—	—	962,702	120,000	—	—	1,082,702	—	—	—	—
	GIS Deferred	33,074	56,373	—	6,614	82,833	29,877	—	26,460	86,250	6,614	26,460	—	—
	Shareplus	134	210	—	—	344	138	—	134	348	—	134	—	—

	Total	3,143,197	1,578,911	—	160,109	4,561,999	854,275	—	487,520	4,928,754	77,366	422,945	38,729	—

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–76

Notes to Financial Statements continued

30 Key Management Personnel continued

BHP Billiton Limited ordinary shares under option

	Scheme	At 30 June 2008	Granted	Lapsed	Exercised	At 30 June 2009	Granted	Lapsed	Exercised	At 30 June 2010	Vested during the year ended 30 June 2009	Vested during the year ended 30 June 2010	Vested at 30 June 2009 (a)	Vested at 30 June 2010 (a)
Alex Vanselow	GIS Options	—	153,768	—	—	153,768	—	—	—	153,768	—	—	—	—

	Total	—	153,768	—	—	153,768	—	—	—	153,768	—	—	—	—

BHP Billiton Plc ordinary shares under award

	Scheme	At 30 June 2008	Granted	Lapsed	Exercised	At 30 June 2009	Granted	Lapsed	Exercised / Matched	At 30 June 2010	Vested during the year ended 30 June 2009	Vested during the year ended 30 June 2010	Vested at 30 June 2009 (a)	Vested at 30 June 2010 (a)
Marius Kloppers	LTIP Performance	675,000	—	—	—	675,000	—	—	225,000	450,000	—	225,000	—	—
	GIS Deferred	90,071	—	—	90,071	—	—	—	—	—	37,300	—	—	—
Alberto Calderon	LTIP Performance	331,993	225,000	—	—	556,993	120,000	—	—	676,993	—	—	—	—
	GIS Deferred	29,133	—	—	—	29,133	33,343	—	29,133	33,343	11,926	17,207	11,926	—
	Shareplus	156	188	—	—	344	193	—	156	381	—	156	—	—
Andrew Mackenzie	LTIP Performance	—	325,839	—	—	325,839	120,000	—	—	445,839	—	—	—	—
	GIS Deferred	—	—	—	—	—	12,476	—	—	12,476	—	—	—	—
	Shareplus	—	—	—	—	—	175	—	—	175	—	—	—	—

	Total	1,126,353	551,027	—	90,071	1,587,309	286,187	—	254,289	1,619,207	49,226	242,363	11,926	—

BHP Billiton Plc ordinary shares under option

	Scheme	At 30 June 2008	Granted	Lapsed	Exercised	At 30 June 2009	Granted	Lapsed	Exercised	At 30 June 2010	Vested during the year ended 30 June 2009	Vested during the year ended 30 June 2010	Vested at 30 June 2009 (a)	Vested at 30 June 2010 (a)
Alberto Calderon	GIS Options	—	143,227	—	—	143,227	—	—	—	143,227	—	—	—	—
Andrew Mackenzie	GIS Options	—	—	—	—	—	16,119	—	—	16,119	—	—	—	—

	Total	—	143,227	—	—	143,227	16,119	—	—	159,346	—	—	—	—

(a)	All awards and options that are vested are exercisable.

No options have been granted to Key Management Personnel since the end of the financial year. Further information on options and rights, including grant dates and exercise dates regarding options granted to Key Management Personnel under the employee share ownership plan, is set out in note 32.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–77

Notes to Financial Statements continued

30 Key Management Personnel continued

Equity holdings and transactions

The movement during the financial year in the number of ordinary shares of the Group held directly, indirectly or beneficially, by each specified Key Management Personnel, including their personally related entities were as follows:

BHP Billiton Limited shares (a)	Held at 30 June 2008 (d)	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2009 (d)	Purchases	Received on exercise/ matching of options or rights	Disposals	Held at 30 June 2010 (d)
Marius Kloppers	160	168	—	—	328	194	27,742	—	28,264
Marcus Randolph	175,594	172	61,654	120,000	117,420	190	133,805	60,000	191,415
Alex Vanselow	53,057	168	48,663	2,000	99,888	193	135,004	60,822	174,263
Karen Wood	45,813	168	43,178	17,200	71,959	193	164,375	127,394	109,133
J. Michael Yeager	134	210	6,614	—	6,958	138	26,594	9,710	23,980
Paul Anderson	106,000	—	—	—	106,000	—	—	—	106,000
Don Argus	321,890	—	—	—	321,890	7,300	—	—	329,190
Alan Boeckmann					—	3,150	—	—	3,150
Malcolm Broomhead (c)					9,000	—	—	—	9,000
Carlos Cordeiro	6,550	—	—	—	6,550	—	—	—	6,550
David Crawford	33,127	—	—	—	33,127	—	—	—	33,127
E. Gail de Planque	3,580	1,600	—	—	5,180	—	—	—	5,180
Carolyn Hewson (c)					2,000	—	—	—	2,000
David Jenkins	2,066	—	—	—	2,066	—	—	—	2,066
David Morgan (e)	156,758	—	—	—	156,758	—	—	—	156,758
Wayne Murdy (b)	4,030	—	—	—	4,030	—	—	—	4,030
Jacques Nasser	5,600	—	—	—	5,600	—	—	—	5,600
John Schubert	23,675	—	—	—	23,675	—	—	—	23,675

BHP Billiton Plc shares (a)	Held at 30 June 2008 (d)	Purchases	Received on exercise of options or rights	Disposals	Held at 30 June 2009 (d)	Purchases	Received on exercise/ matching of options or rights	Disposals	Held at 30 June 2010 (d)
Marius Kloppers	396,683	—	90,071	43,234	443,520	—	225,000	119,842	548,678
Alberto Calderon	156	188	—	—	344	193	29,289	11,999	17,827
Andrew Mackenzie	55,000	—	—	—	55,000	175	—	—	55,175
Paul Anderson	4,000	—	—	—	4,000	—	—	—	4,000
Don Argus	—	—	—	—	—	21,740	—	—	21,740
Alan Boeckmann	—	—	—	—	—	3,680	—	—	3,680
John Buchanan	20,000	—	—	—	20,000	—	—	—	20,000
David Crawford	—	—	—	—	—	6,000	—	—	6,000
David Jenkins	10,000	—	—	—	10,000	—	—	—	10,000
Wayne Murdy	—	—	—	—	—	3,512	—	—	3,512
Keith Rumble (b) (e)	7,200	5,000	—	—	12,200	—	—	—	12,200

(a)	All interests are beneficial and includes holdings of American depositary shares and shares held in the name of the spouse, superannuation fund and/or nominee.
(b)	Mr Rumble’s balance reflects his holding as at appointment date, 1 September 2008, and Mr Murdy’s balance reflects his holding as at appointment date, 18 June 2009.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–78

Notes to Financial Statements continued

30 Key Management Personnel continued

(c)	Ms Hewson’s and Mr Broomhead’s balance reflects their holdings at appointment date, 31 March 2010.
(d)	Closing balances represent the holding at year end or the holding at date of appointment or resignation as a KMP.
(e)	Mr Morgan’s and Mr Rumble’s balance at 30 June 2008 have been adjusted to reflect additional ordinary shares held.

Directors and their personally related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares. Partly paid shares did not participate in dividends.

Refer to note 32 for details of the employee share ownership plans referred to above.

Transactions with Key Management Personnel

During the year, there were no purchases from the Group (2009: Alex Vanselow US$29,613).

There are no amounts payable at 30 June 2010 (2009: US$ nil).

Loans with Key Management Personnel

There are US$ nil loans (2009: US$ nil) with Key Management Personnel.

Transactions with personally related entities

A number of Directors or former Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Fluor Corporation, is considered to be a personally related entity of Mr Alan Boeckmann. Mr Boeckmann was elected as a director to the Group in September 2008. During the year, Fluor Corporation provided products and services to the Group totalling US$426.368 million (2009: US$222.821 million) in accordance with normal terms and conditions. As at 30 June 2010, US$7.083 million was owing by the Group to Fluor Corporation (2009: US$3.473 million).

31 Related party transactions

Subsidiaries

The percentage of ordinary shares held in significant subsidiaries is disclosed in note 25 to the financial statements.

Jointly controlled entities

The percentage interest held in significant jointly controlled entities is disclosed in note 26 to the financial statements.

Key Management Personnel

Disclosures relating to Key Management Personnel are set out in note 30 to the financial statements.

Transactions with related parties

	Jointly controlled entities (a)		Transactions with other related parties (b)
	2010 US$M	2009 US$M	2010 US$M	2009 US$M
Sales of goods/services	9.677	17.288	—	—
Purchase of goods/services	346.156	267.739	—	—
Interest income	20.970	0.125	—	—
Loans made to related parties	323.688	—	—	—

(a)	Disclosures in respect of transactions with jointly controlled entities represent the amount of such transactions which do not eliminate on proportionate consolidation.
(b)	Excludes disclosures relating to post-employment benefit plans for the benefit of Group employees. These are shown in note 29.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–79

Notes to Financial Statements continued

31 Related party transactions continued

Transactions between each parent company and its subsidiaries, which are related parties of that company, are eliminated on consolidation and are not disclosed in this note.

Outstanding balances with related parties

	Jointly controlled entities (a)		Transactions with other related parties
	2010 US$M	2009 US$M	2010 US$M	2009 US$M
Trade amounts owing to related parties	44.561	67.694	—	—
Trade amounts owing from related parties	38.566	11.320	—	—
Other amounts owing from related parties	323.688	—	—	—

(a)	Disclosures in respect of amounts owing to/from jointly controlled entities represent those balances which do not eliminate upon proportionate consolidation.

Terms and conditions

Sales to and purchases from related parties of goods and services are made in arm’s length transactions at normal market prices and on normal commercial terms.

Outstanding balances at year end are unsecured and settlement occurs in cash.

Other amounts owing from related parties represent secured loans made to jointly controlled entities under co-funding arrangements. Such loans are made on an arm’s length basis with interest charged at market rates and are due to be repaid between 22 January 2011 and 22 January 2022.

No guarantees are provided or received for any related party receivables or payables.

No provision for doubtful debts has been recognised in relation to any outstanding balances and no expense has been recognised in respect of bad or doubtful debts due from related parties.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–80

Notes to Financial Statements continued

32 Employee share ownership plans

Employee share awards – current plans

2010	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares (a)	3,709,437	153,367	1,249,998	21,334	2,591,472	671,873
Group Incentive Scheme Options (a)	1,985,321	—	321,509	58,144	1,605,668	525,536
- weighted average exercise price – A$	29.92	—	22.14	29.15	31.51	36.36
- weighted average share price – A$			44.76
- weighted average contractual term for outstanding options - days					56
Group Incentive Scheme Performance Shares (a)	77,651	—	63,242	10,868	3,541	3,541
Group Short-Term Incentive Plan Deferred Shares (a)	—	891,037	20,081	3,239	867,717	—
Group Short-Term Incentive Plan Options (a)	—	268,558	—	20,652	247,906	—
- weighted average exercise price – A$	—	38.41	—	38.41	38.41	—
- weighted average share price – A$			—
- weighted average contractual term for outstanding options - days					420
Long Term Incentive Plan Performance Shares (a)	20,331,131	700,000	2,771,669	468,766	17,790,696	760,150
Management Award Plan Restricted Shares (a)	2,352,947	2,413,149	129,160	228,692	4,408,244	—
Shareplus Matched Shares (b)	2,082,831	1,469,556	952,917	166,710	2,432,760	—

BHP Billiton Plc
Group Incentive Scheme Deferred Shares (a)	1,468,731	45,819	666,987	4,816	842,747	206,894
Group Incentive Scheme Options (a)	1,413,717	16,119	144,884	36,105	1,248,847	296,106
- weighted average exercise price – £	11.14	18.68	10.72	8.09	11.38	12.53
- weighted average share price – £			18.11
- weighted average contractual term for outstanding options - days					56
Group Incentive Scheme Performance Shares (a)	41,022	—	36,188	4,834	—	—
Group Short-Term Incentive Plan Deferred Shares (a)	—	424,555	—	3,558	420,997	—
Group Short-Term Incentive Plan Options (a)	—	32,989	—	3,532	29,457	—
- weighted average exercise price – £	—	16.44	—	16.44	16.44	—
- weighted average share price – £			—
- weighted average contractual term for outstanding options - days					420
Long Term Incentive Plan Performance Shares (a)	8,258,750	240,000	1,185,345	288,700	7,024,705	338,954
Management Award Plan Restricted Shares (a)	959,610	962,000	21,151	89,918	1,810,541	—
Shareplus Matched Shares (b)	616,595	332,151	292,899	47,916	607,931	—

Fair value and assumptions in the calculation of fair value

2010	Weighted average fair value of awards granted during the year (c) US$	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (e)	Dividend yield
BHP Billiton Limited
Group Incentive Scheme Deferred Shares (a)	25.22	n/a	3 years	A$	33.90	n/a	n/a
Group Incentive Scheme Options (a)	—	—	—		—	—	—
Group Short-Term Incentive Plan Deferred Shares (a)	25.22	n/a	3 years	A$	33.90	n/a	n/a
Group Short-Term Incentive Plan Options (a)	7.37	n/a	3 years	A$	33.90	35.0%	3.98%
Long Term Incentive Plan Performance Shares (a)	9.49	2.58%	5 years	A$	33.90	31.0%	3.98%
Management Award Plan Restricted Shares (a)	24.21	n/a	3 years	A$	33.90	n/a	3.98%
Shareplus Matched Shares (b)	33.59	2.51%	3 years	A$	44.29	n/a	3.28%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares (a)	21.83	n/a	3 years		£14.25	n/a	n/a
Group Incentive Scheme Options (a)	6.59	n/a	3 years		£14.25	40.0%	3.58%
Group Short-Term Incentive Plan Deferred Shares (a)	21.83	n/a	3 years		£14.25	n/a	n/a
Group Short-Term Incentive Plan Options (a)	6.59	n/a	3 years		£14.25	40.0%	3.58%
Long Term Incentive Plan Performance Shares (a)	8.32	2.58%	5 years		£14.25	31.0%	3.58%
Management Award Plan Restricted Shares (a)	21.04	n/a	3 years		£14.25	n/a	3.58%
Shareplus Matched Shares (b)	28.63	3.42%	3 years		£19.44	n/a	2.97%

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–81

Notes to Financial Statements continued

32 Employee share ownership plans continued

Employee share awards – current plans

2009	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares (a)	3,422,157	1,980,820	1,621,584	71,956	3,709,437	874,599
Group Incentive Scheme Options (a)	1,331,293	1,182,159	522,906	5,225	1,985,321	483,068
- weighted average exercise price – A$	25.05	29.15	15.95	11.11	29.92	22.74
- weighted average share price – A$			35.14
- weighted average contractual term for outstanding options - days					340
Group Incentive Scheme Performance Shares (a)	639,287	—	523,548	38,088	77,651	77,651
Long Term Incentive Plan Performance Shares (a)	20,260,877	1,350,000	7,750	1,271,996	20,331,131	—
Management Award Plan Restricted Shares (a)	—	2,484,233	15,556	115,730	2,352,947	—
Shareplus Matched Shares (b)	985,333	1,270,067	91,125	81,444	2,082,831	—

BHP Billiton Plc
Group Incentive Scheme Deferred Shares (a)	1,456,483	679,170	599,621	67,301	1,468,731	367,762
Group Incentive Scheme Options (a)	641,124	957,588	172,951	12,044	1,413,717	289,088
- weighted average exercise price – £	10.60	10.89	7.90	8.59	11.14	8.81
- weighted average share price – £			14.34
- weighted average contractual term for outstanding options - days					364
Group Incentive Scheme Performance Shares (a)	150,687	—	101,865	7,800	41,022	41,022
Long Term Incentive Plan Performance Shares (a)	8,194,079	550,839	—	486,168	8,258,750	—
Management Award Plan Restricted Shares (a)	—	1,052,500	8,666	84,224	959,610	—
Shareplus Matched Shares (b)	305,468	405,841	68,280	26,434	616,595	—

Fair value and assumptions in the calculation of fair value

2009	Weighted average fair value of awards granted during the year (c) US$	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (e)	Dividend yield
BHP Billiton Limited
Group Incentive Scheme Deferred Shares (a)	24.94	6.39%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	8.46	6.39%	3 years	A$	44.40	30.0%	2.05%
Long Term Incentive Plan Performance Shares (a)	15.74	3.30%	5 years	A$	44.40	28.9%	2.05%
Management Award Plan Restricted Shares (a)	39.97	n/a	3 years	A$	44.40	n/a	2.05%
Shareplus Matched Shares (b)	23.79	5.93%	3 years	A$	42.06	n/a	1.47%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares (a)	19.90	5.69%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	6.34	5.69%	3 years		£18.41	35.0%	1.65%
Long Term Incentive Plan Performance Shares (a)	13.55	3.30%	5 years		£18.41	28.9%	1.65%
Management Award Plan Restricted Shares (a)	34.84	n/a	3 years		£18.41	n/a	1.65%
Shareplus Matched Shares (b)	19.82	6.52%	3 years		£17.44	n/a	1.53%

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–82

Notes to Financial Statements continued

32 Employee share ownership plans continued

Employee share awards – current plans

2008	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares (a)	4,211,961	1,104,588	1,878,079	16,313	3,422,157	1,208,840
Group Incentive Scheme Options (a)	2,067,911	320,094	1,056,712	—	1,331,293	786,351
- weighted average exercise price – A$	16.26	43.61	13.47	—	25.05	17.14
- weighted average share price – A$			40.28
- weighted average contractual term for outstanding options - days					260
Group Incentive Scheme Performance Shares (a)	1,915,489	—	1,073,121	203,081	639,287	639,287
Long Term Incentive Plan Performance Shares (a)	16,766,200	6,018,068	—	2,523,391	20,260,877	—
Shareplus Matched Shares (b)	—	1,027,618	12,770	29,515	985,333	—

BHP Billiton Plc
Group Incentive Scheme Deferred Shares (a)	1,670,111	515,152	709,074	19,706	1,456,483	404,426
Group Incentive Scheme Options (a)	723,632	177,158	259,666	—	641,124	302,671
- weighted average exercise price – £	7.86	16.51	7.00	—	10.60	7.61
- weighted average share price – £			16.90
- weighted average contractual term for outstanding options - days					237
Group Incentive Scheme Performance Shares (a)	594,363	—	319,210	124,466	150,687	150,687
Long Term Incentive Plan Performance Shares (a)	6,311,626	2,340,993	15,000	443,540	8,194,079	—
Shareplus Matched Shares (b)	—	321,587	5,270	10,849	305,468	—

Fair value and assumptions in the calculation of fair value

2008	Weighted average fair value of awards granted during the year (c) US$	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (e)	Dividend yield
BHP Billiton Limited
Group Incentive Scheme Deferred Shares (a)	34.28	5.79%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	9.50	5.79%	3 years	A$	42.05	27.0%	1.52%
Long Term Incentive Plan Performance Shares (a)	11.04	5.00%	5 years	A$	35.03	26.0%	1.70%
Shareplus Matched Shares (b)	34.85	6.35%	3 years	A$	30.30	n/a	1.68%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares (a)	31.37	4.76%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options (a)	7.98	4.76%	3 years		£15.45	31.0%	1.49%
Long Term Incentive Plan Performance Shares (a)	10.33	5.00%	5 years		£13.90	26.0%	1.70%
Shareplus Matched Shares (b)	30.62	6.64%	3 years		£11.68	n/a	1.67%

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–83

Notes to Financial Statements continued

32 Employee share ownership plans continued

Employee share awards – past plans (f)

2010	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	1,632,133	—	766,838	—	865,295	865,295
- weighted average exercise price – A$	8.38	—	8.39	—	8.37	8.37
Employee Share Plan Shares	9,134,763	—	924,545	—	8,210,218	8,210,218
Executive Share Scheme Partly Paid Shares	189,918	—	—	—	189,918	189,918
Performance Share Plan Performance Rights	95,038	—	36,475	—	58,563	58,563

BHP Billiton Plc
Co-Investment Plan	24,047	—	1,051	—	22,996	22,996

2009	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	4,620,131	—	2,229,098	758,900	1,632,133	1,632,133
- weighted average exercise price – A$	7.59	—	7.25	6.10	8.38	8.38
Employee Share Plan Shares	11,039,818	—	1,905,055	—	9,134,763	9,134,763
Executive Share Scheme Partly Paid Shares	274,918	—	85,000	—	189,918	189,918
Performance Share Plan Performance Rights	357,607	—	262,569	—	95,038	95,038

BHP Billiton Plc
Co-Investment Plan	27,776	—	3,729	—	24,047	24,047
Restricted Share Scheme	76,633	—	26,915	49,718	—	—

2008	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	7,725,422	—	3,092,470	12,821	4,620,131	4,620,131
- weighted average exercise price – A$	7.65	—	7.74	6.92	7.59	7.59
Employee Share Plan Shares	12,501,289	—	1,461,471	—	11,039,818	11,039,818
Executive Share Scheme Partly Paid Shares	274,918	—	—	—	274,918	274,918
Performance Share Plan Performance Rights	518,942	—	161,335	—	357,607	357,607

BHP Billiton Plc
Co-Investment Plan	32,746	—	4,970	—	27,776	27,776
Restricted Share Scheme	76,633	—	—	—	76,633	76,633

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–84

Notes to Financial Statements continued

32 Employee share ownership plans continued

Employee share awards – summary (h) (i)

	Awards outstanding at:
Month of issue	30 June 2010	7 September 2010	Exercise price (g)		Exercise period / release date
BHP Billiton Limited
Employee Share Plan Options
November 2001	406,290	406,290	A$	8.30	Oct 2004 – Sep 2011
November 2001	77,220	77,220	A$	8.29	Oct 2004 – Sep 2011
December 2000	140,427	99,124	A$	8.72	Jul 2003 – Dec 2010
December 2000	26,588	15,487	A$	8.71	Jul 2003 – Dec 2010
November 2000	77,441	77,441	A$	8.28	Jul 2003 – Dec 2010
November 2000	137,329	97,061	A$	8.27	Jul 2003 – Dec 2010

	865,295	772,623

Employee Share Plan Shares
October 1997	1,348,510	1,328,892		—	Oct 1997 – Oct 2017
May 1995	2,260,252	2,231,341		—	May 1995 – May 2015
May 1994	1,579,388	1,554,607		—	May 1994 – May 2014
May 1993	1,283,460	1,258,678		—	May 1993 – May 2013
May 1992	1,070,135	1,047,419		—	May 1992 – May 2012
April 1991	668,473	651,952		—	Apr 1991 – Apr 2011

	8,210,218	8,072,889

Executive Share Scheme Partly Paid Shares
October 1997	74,959	74,959		—	Oct 1997 – Oct 2017
October 1996	74,959	74,959		—	Oct 1996 – Oct 2016
October 1995	40,000	40,000		—	Oct 1995 – Oct 2015

	189,918	189,918

Group Incentive Scheme
Deferred Shares
December 2009	153,367	153,367		—	Aug 2011 – Aug 2014
December 2008	1,766,232	1,128,584		—	Aug 2010 – Aug 2013
December 2007	356,319	322,495		—	Aug 2009 – Aug 2012
December 2006	269,289	243,201		—	Aug 2008 – Aug 2011
December 2005	46,265	—		—	Aug 2007 – Aug 2010
Options
December 2008	1,080,132	1,061,795	A$	29.15	Aug 2010 – Aug 2013
December 2007	320,094	320,094	A$	43.61	Aug 2009 – Aug 2012
December 2006	148,175	141,162	A$	26.28	Aug 2008 – Aug 2011
December 2005	57,267	—	A$	21.91	Aug 2007 – Aug 2010
Performance Shares
December 2004	3,541	—		—	Aug 2007 – Aug 2010

	4,200,681	3,370,698

Group Short-Term Incentive Plan
Deferred Shares
December 2009	867,717	848,196		—	Aug 2011 – Aug 2014
Options
December 2009	247,906	247,906	A$	38.41	Aug 2011 – Aug 2014

	1,115,623	1,096,102

Long Term Incentive Plan Performance Shares
December 2009	700,000	700,000		—	Aug 2014 – Aug 2019
December 2008	1,350,000	1,350,000		—	Aug 2013 – Aug 2018
December 2007	5,177,191	5,099,551		—	Aug 2012 – Aug 2017
December 2006	4,903,290	4,831,063		—	Aug 2011 – Aug 2016
December 2005	4,900,065	3,057,965		—	Aug 2010 – Aug 2015
December 2004	760,150	635,858		—	Aug 2009 – Aug 2014

	17,790,696	15,674,437

Management Award Plan
December 2009	2,324,497	2,324,038		—	Aug 2012 – Aug 2015
November 2008 and March 2009	2,083,747	1,983,454		—	Aug 2011 – Aug 2014

	4,408,244	4,307,492

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–85

Notes to Financial Statements continued

32 Employee share ownership plans continued

	Awards outstanding at:
Month of issue	30 June 2010	7 September 2010	Exercise price (g)	Exercise period / release date
Performance Share Plan Performance Rights
November 2001 (LTI)	58,563	58,563	—	Oct 2004 – Aug 2011

	58,563	58,563

Shareplus
September 2009 to June 2010	1,290,786	1,260,866	—	Apr 2012
September 2008 to June 2009	1,141,974	1,118,091	—	Apr 2011

	2,432,760	2,378,957

BHP Billiton Plc
Co-Investment Plan
October 2001	22,996	7,997	—	Oct 2003 – Sep 2011

	22,996	7,997

Group Incentive Scheme
Deferred Shares
December 2009	45,819	45,819	—	Aug 2011 – Aug 2014
December 2008	590,034	426,709	—	Aug 2010 – Aug 2013
December 2007	109,600	107,975	—	Aug 2009 – Aug 2012
December 2006	73,052	68,979	—	Aug 2008 – Aug 2011
December 2005	24,242	—	—	Aug 2007 – Aug 2010
Options
December 2009	16,119	16,119	£18.68	Aug 2011 – Aug 2014
December 2008	936,622	796,907	£10.89	Aug 2010 – Aug 2013
December 2007	134,451	134,451	£16.51	Aug 2009 – Aug 2012
December 2006	71,817	71,817	£9.72	Aug 2008 – Aug 2011
December 2005	89,838	—	£8.82	Aug 2007 – Aug 2010

	2,091,594	1,668,776

Group Short-Term Incentive Plan
Deferred Shares
December 2009	420,997	419,030	—	Aug 2011 – Aug 2014
Options
December 2009	29,457	29,457	£16.44	Aug 2011 – Aug 2014

	450,454	448,487

Long Term Incentive Plan Performance Shares
December 2009	240,000	240,000	—	Aug 2014 – Aug 2019
December 2008	550,839	550,839	—	Aug 2013 – Aug 2018
December 2007	1,895,178	1,866,560	—	Aug 2012 – Aug 2017
December 2006	1,954,560	1,921,109	—	Aug 2011 – Aug 2016
December 2005	2,045,174	1,494,762	—	Aug 2010 – Aug 2015
December 2004	338,954	279,417	—	Aug 2009 – Aug 2014

	7,024,705	6,352,687

Management Award Plan
December 2009	927,194	912,763	—	Aug 2012 – Aug 2015
November 2008 and March 2009	883,347	862,750	—	Aug 2011 – Aug 2014

	1,810,541	1,775,513

Shareplus
September 2009 to June 2010	313,667	301,213	—	Apr 2012
September 2008 to June 2009	294,264	280,933	—	Apr 2011

	607,931	582,146

(a)

Awards were made to senior management under four active employee ownership plans in BHP Billiton for the year ended 30 June 2010: the Long Term Incentive Plan (LTIP), Group Incentive Scheme (GIS), Management Awards Plan (MAP) and Group Short-Term Incentive Plan (GSTIP). These awards take the form of Performance Shares, Deferred Shares and/or Options, and Restricted Shares in either BHP Billiton Limited or BHP Billiton Plc. Awards made are subject to performance hurdles (LTIP) and service conditions (all plans). Subject to the performance conditions and service conditions being met and the extent to which they are met, the awards will vest and the participant will become entitled to the appropriate number of ordinary shares or, if relevant, entitled to exercise options over the relevant number of ordinary shares. A description of the plans follows:

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–86

Notes to Financial Statements continued

32 Employee share ownership plans continued

(i)	GIS and GSTIP

The GIS awards are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. The GSTIP is a replacement plan to the GIS for certain employees below the GMC and was first introduced during the year ended 30 June 2009. Awards are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. Deferred Shares and/or Options are subject to a two-year vesting period before they can be exercised. If, during that period, an individual resigns without the Remuneration Committee’s consent, or is dismissed for cause, their entitlement is forfeited. Deferred Shares and/or Options in respect of the year ended 30 June 2010 will be awarded during the year ending 30 June 2011.

(ii)	LTIP and MAP

The LTIP awards are in the form of Performance Shares, and are awarded annually. The performance hurdle applicable to the awards granted requires the Group’s Total Shareholder Return (TSR) over a five-year performance period to be greater than the weighted average TSR of a peer group of companies. To the extent that the performance hurdle is not achieved, awards are forfeited. There is no retesting. For all Performance Shares to vest, the Group’s TSR must exceed the weighted average TSR of the Index by a specified percentage, determined each year by the Remuneration Committee. Since the establishment of the LTIP in 2004, this percentage has been set each year at 5.5 per cent. For performance between the weighted average TSR of the Index and 5.5 per cent per annum above the Index, vesting occurs on a sliding scale.

The MAP is a replacement plan to the LTIP for employees below the GMC. Under the MAP participants receive an Award of Restricted Shares, the number of which is determined by role, performance and organisational level. There are no performance conditions attached to the Award and all the shares that have been granted will vest at the end of three years providing participants remain in employment over that time.

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

(b)

Shareplus, an all-employee share purchase plan, commenced in April 2007. Employees may contribute up to US$5,000 to acquire shares (Acquired Shares) in any Plan year. On the third anniversary of the start of a Plan year, the Company will match the number of Acquired Shares held by the employee at that time with Matched Shares. The employees have no beneficial entitlement to the Matched Shares until they are awarded. Acquired Shares are purchased on a quarterly basis. Employees can sell their Acquired Shares at any time. If, prior to the third anniversary, an individual resigns without the Remuneration Committee’s consent, or is dismissed for cause, their entitlement to Matched Shares is forfeited.

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

(g)	Exercise price on awards issued is equal to the exercise price as per awards outstanding.
(h)	Shares issued on exercise of BHP Billiton’s employee share ownership plans include shares purchased on-market.
(i)	In respect of employee share awards, the Group utilises the following trusts:

(i)	The Billiton Employee Share Ownership Plan Trust (the Trust) is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, MAP, GIS, GSTIP, RSS, CIP, Shareplus and other employee share schemes operated by BHP Billiton Plc from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The Trust has waived its rights to dividends on shares held to meet future awards under Shareplus.

(ii)	The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on market to satisfy exercises made under the LTIP, MAP, GIS, GSTIP and PSP.

(iii)	The BHP Billiton Limited Executive Incentive Schemes Trust (BEIS Trust) is a discretionary trust established for the purposes of holding shares in BHP Billiton Limited to satisfy exercises made under the LTIP, MAP, GIS, GSTIP, Shareplus and other employee share schemes operated by BHP Billiton Limited from time to time.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–87

Notes to Financial Statements continued

33 Employees

	2010 Number	2009 Number	2008 Number
Average number of employees (a)
Petroleum	2,178	2,105	2,143
Aluminium	4,471	4,938	5,145
Base Metals	7,434	7,731	7,443
Diamonds and Specialty Products	1,689	1,923	2,043
Stainless Steel Materials	3,481	4,039	4,223
Iron Ore	3,624	3,254	3,105
Manganese	2,549	2,532	2,142
Metallurgical Coal	3,533	3,892	3,680
Energy Coal	8,762	8,437	9,183
Group and unallocated	1,849	2,139	2,625

	39,570	40,990	41,732

(a)

Average employee numbers include executive Directors, 100 per cent of employees of subsidiary companies, and our share of proportionate consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.

34 Auditor’s remuneration

	2010 US$M	2009 US$M	2008 US$M
Fees payable to the Group’s auditor for audit services
Audit of the Group’s annual report	3.799	4.011	3.517
Audit of subsidiaries and associates pursuant to legislation (a)	9.578	11.312	10.159

Total audit services	13.377	15.323	13.676

Fees payable to the Group’s auditor for other services
Other services pursuant to legislation (b)	5.433	6.050	5.009
Other services relating to taxation (c)	0.065	0.068	0.063
Other services relating to corporate finance (d)	2.308	3.571	3.253
All other services (e)	1.021	0.762	1.085

Total other services	8.827	10.451	9.410

Total fees	22.204	25.774	23.086

All amounts were paid to KPMG or KPMG affiliated firms.

(a)	This amount primarily includes the statutory audit of subsidiaries and other audit work performed in relation to the Group’s Annual Report by KPMG non-head office teams, as well as audit fees of US$0.093 million (2009: US$0.079 million; 2008: US$0.100 million) for pension funds. For UK purposes this would be classified as a separate component of ‘other services’.
(b)	Mainly comprises review of half year reports and audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.
(c)	Mainly comprises tax compliance services.
(d)	Mainly comprises services in connection with acquisitions, divestments and debt raising transactions.
(e)	Mainly comprises advice on accounting matters and performing other procedures of an audit nature.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–88

Notes to Financial Statements continued

35 Subsequent events

On 20 August 2010, the Group announced an all-cash offer to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. (PotashCorp) at a price of US$130 per common share. As part of this transaction a funding facility of US$45 billion has been established.

Other than the matters outlined elsewhere in these financial statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–89

Supplementary oil and gas information – unaudited

Reserves and production

Proved oil and gas reserves and net crude oil and condensate, natural gas, LNG and NGL production information is included in the ‘Petroleum Reserves’ and ‘Production’ sections of this Annual Report.

Capitalised costs incurred relating to oil and gas exploration and production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and valuation allowances.

	Australia US$M	United States US$M	Other (a) US$M	Total US$M
Capitalised cost
2010
Unproved properties	276	711	61	1,048
Proved properties	9,578	6,373	4,071	20,022

Total costs	9,854	7,084	4,132	21,070
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(4,608)	(2,373)	(3,237)	(10,218)

Net capitalised costs	5,246	4,711	895	10,852

2009
Unproved properties	224	606	24	854
Proved properties	8,269	5,818	4,115	18,202

Total costs	8,493	6,424	4,139	19,056
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(4,008)	(1,216)	(3,232)	(8,456)

Net capitalised costs	4,485	5,208	907	10,600

2008
Unproved properties	193	544	24	761
Proved properties	7,171	4,997	4,503	16,671

Total costs	7,364	5,541	4,527	17,432
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(3,479)	(684)	(3,418)	(7,581)

Net capitalised costs	3,885	4,857	1,109	9,851

(a)	See Section 2.2.2 for a description of Petroleum’s activities.

Costs incurred relating to oil and gas property acquisition, exploration and development activities

The following table shows costs incurred relating to oil and gas property acquisition, exploration and development activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activities and drilling of exploratory wells. Development costs were all incurred to develop booked proved undeveloped reserves.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–90

Supplementary oil and gas information – unaudited continued

	Australia US$M	United States US$M	Other US$M	Total US$M
2010
Acquisitions of proved property	—	—	—	—
Acquisitions of unproved property	—	40	—	40
Exploration (a)	109	371	371	851
Development	1,297	525	184	2,006

Total costs (b)	1,406	936	555	2,897

2009
Acquisitions of proved property	—	—	—	—
Acquisitions of unproved property	—	60	—	60
Exploration (a)	86	183	219	488
Development	1,153	807	115	2,075

Total costs (b)	1,239	1,050	334	2,623

2008
Acquisitions of proved property	—	—	—	—
Acquisitions of unproved property	—	—	—	—
Exploration (a)	121	392	179	692
Development	999	1,124	80	2,203

Total costs (b)	1,120	1,516	259	2,895

(a)	Represents gross exploration expenditure.
(b)	Total costs include US$2,260 million (2009: US$2,223 million; 2008: US$2,583 million) capitalised during the year.

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 2 to the financial statements ‘Segment reporting’ but differs in several respects as to the level of detail and geographic information. Amounts shown in the following table exclude financial income, financial expenses, and general corporate overheads.

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits. Certain allocations of tax provisions among geographic areas were necessary and are based on management’s assessment of the principal factors giving rise to the tax obligation.

Revenues include sales to affiliates but amounts are not significant.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–91

Supplementary oil and gas information – unaudited continued

	Australia US$M	United States US$M	Other US$M	Total US$M
2010
Oil and gas revenue	4,321	3,177	1,198	8,696
Production costs	(586)	(275)	(216)	(1,077)
Exploration expenses	(60)	(248)	(329)	(637)
Depreciation, depletion and amortisation	(597)	(1,179)	(212)	(1,988)
Production taxes (a)	(264)	—	(8)	(272)

	2,814	1,475	433	4,722
Income taxes	(815)	(516)	(326)	(1,657)
Royalty related taxes (b)	(397)	—	14	(383)

Results of oil and gas producing activities (c)	1,602	959	121	2,682

2009
Oil and gas revenue	4,337	1,439	1,243	7,019
Production costs	(376)	(172)	(206)	(754)
Exploration expenses	(55)	(123)	(222)	(400)
Depreciation, depletion and amortisation	(553)	(560)	(248)	(1,361)
Production taxes (a)	(293)	—	(9)	(302)

	3,060	584	558	4,202
Income taxes	(928)	(214)	(347)	(1,489)
Royalty related taxes (b)	(470)	—	(11)	(481)

Results of oil and gas producing activities (c)	1,662	370	200	2,232

2008
Oil and gas revenue	4,860	1,358	1,882	8,100
Production costs	(301)	(103)	(233)	(637)
Exploration expenses	(48)	(187)	(124)	(359)
Depreciation, depletion and amortisation	(461)	(312)	(330)	(1,103)
Production taxes (a)	(229)	—	(11)	(240)

	3,821	756	1,184	5,761
Income taxes	(1,650)	(266)	(723)	(2,639)
Royalty related taxes (b)	(590)	—	(5)	(595)

Results of oil and gas producing activities (c)	1,581	490	456	2,527

(a)	Includes royalties and excise duty.
(b)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.
(c)

Amounts shown exclude financial income, financial expenses and general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 2 to the financial statements. There are no non-controlling equity interests.

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (‘Standardised measure’)

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised measure is based on the Group’s estimated proved reserves, (as presented in section 2.14.1 ‘Petroleum Reserves’) and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The Standardised measure is prepared on a basis which presumes that year end economic and operating conditions will continue over the periods in which year end proved reserves would be produced. The effects of future inflation, future changes in exchange rates, expected future changes in technology, taxes, operating practices and any regulatory changes have not been included.

The Standardised measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production to derive future cash inflows. Estimates of future cash flows for 2010 are computed using the average first-day-of-the-month price during the 12-month period for 2010 and using the year end prices for 2009 and 2008. Future price increases for all periods presented are considered only to the extent that they are provided by fixed and determinable contractual arrangements in effect at year end and are not dependent upon future inflation or exchange rate changes.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–92

Supplementary oil and gas information – unaudited continued

Future cash inflows for all periods presented are then reduced by future costs of producing and developing the year end proved reserves based on costs in effect at year end without regard to future inflation or changes in technology or operating practices. Future development costs include the costs of drilling and equipping development wells and construction of platforms and production facilities to gain access to proved reserves owned at year end. They also include future costs, net of residual salvage value, associated with the abandonment of wells, dismantling of production platforms and rehabilitation of drilling sites. Future cash inflows are further reduced by future income taxes based on tax rates in effect at year end and after considering the future deductions and credits applicable to proved properties owned at year end. The resultant annual future net cash flows (after deductions of operating costs including resource rent taxes, development costs and income taxes) are discounted at 10 per cent per annum to derive the Standardised measure.

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

	Australia US$M	United States US$M	Other US$M	Total US$M
Standardised measure
2010
Future cash inflows	41,544	19,792	5,810	67,146
Future production costs	(15,618)	(3,060)	(1,336)	(20,014)
Future development costs	(6,933)	(3,733)	(607)	(11,273)
Future income taxes	(4,502)	(3,888)	(1,852)	(10,242)

Future net cash flows	14,491	9,111	2,015	25,617
Discount at 10 per cent per annum	(6,092)	(3,560)	(538)	(10,190)

Standardised measure	8,399	5,551	1,477	15,427

2009
Future cash inflows	36,016	13,463	6,354	55,833
Future production costs	(14,198)	(1,778)	(1,340)	(17,316)
Future development costs	(7,699)	(2,053)	(672)	(10,424)
Future income taxes	(3,314)	(2,647)	(1,989)	(7,950)

Future net cash flows	10,805	6,985	2,353	20,143
Discount at 10 per cent per annum	(4,877)	(2,619)	(642)	(8,138)

Standardised measure	5,928	4,366	1,711	12,005

2008
Future cash inflows	63,266	27,973	9,499	100,738
Future production costs	(23,558)	(2,125)	(2,086)	(27,769)
Future development costs	(7,356)	(1,626)	(859)	(9,841)
Future income taxes	(9,941)	(7,852)	(3,214)	(21,007)

Future net cash flows	22,411	16,370	3,340	42,121
Discount at 10 per cent per annum	(8,490)	(6,176)	(839)	(15,505)

Standardised measure	13,921	10,194	2,501	26,616

Changes in the Standardised measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–93

Supplementary oil and gas information – unaudited continued

	2010 US$M	2009 US$M	2008 US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	12,005	26,616	13,545
Revisions:
Prices, net of production costs	4,029	(21,588)	20,778
Revisions of quantity estimates (a)	2,716	1,100	1,629
Accretion of discount	1,751	3,998	2,011
Changes in production timing and other (b)	(89)	(3,690)	(1,792)

	20,412	6,436	36,171
Sales of oil and gas, net of production costs	(6,964)	(5,421)	(7,156)
Acquisitions of reserves-in-place	—	—	—
Sales of reserves-in-place	—	—	—
Development costs incurred which reduced previously estimated development costs	2,006	2,075	2,203
Extensions, discoveries, and improved recoveries, net of future costs	1,375	1,056	2,199
Changes in future income taxes	(1,402)	7,859	(6,801)

Standardised measure at the end of the year	15,427	12,005	26,616

(a)	Changes in reserves quantities are shown in the Petroleum Reserves tables in section 2.14.1.
(b)	Includes the effect of foreign exchange and changes in future development costs.

Accounting for suspended exploratory well costs

Refer to Accounting Policies ‘Exploration and evaluation expenditure’ for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following table presents the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2010, 30 June 2009 and 30 June 2008.

	2010 US$M	2009 US$M	2008 US$M
Movement in capitalised exploratory well costs
Balance at the beginning of the year	299.7	245.9	236.3
Additions to capitalised exploratory well costs pending the determination of proved reserves	214.8	122.4	111.2
Capitalised exploratory well costs charged to expense	1.0	(68.6)	(100.1)
Capitalised exploratory well costs reclassified to wells, equipment, and facilities based on the determination of proved reserves	(33.2)	—	(1.5)

Balance at the end of the year	482.3	299.7	245.9

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling.

	2010 US$M	2009 US$M	2008 US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	213.0	83.0	78.7
Exploratory well costs capitalised for a period greater than one year	269.3	216.7	167.2

Balance at the end of the year	482.3	299.7	245.9

	2010	2009	2008
Number of projects that have been capitalised for a period greater than one year	8	7	7

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–94

Supplementary oil and gas information – unaudited continued

Drilling and other exploratory and development activities

The number of crude oil and natural gas wells drilled and completed for each of the last three years was as follows:

	Net Exploratory Wells			Net Development Wells
	Productive	Dry	Total	Productive	Dry	Total	Total
Year ended 30 June 2010
Australia	1	—	1	11	1	12	13
United States	—	1	1	1	—	1	2
Other	—	2	2	1	—	1	3

Total	1	3	4	13	1	14	18

Year ended 30 June 2009
Australia	—	1	1	8	—	8	9
United States	—	1	1	6	1	7	8
Other	—	—	—	4	—	4	4

Total	–	2	2	18	1	19	21

Year ended 30 June 2008
Australia	2	—	2	7	—	7	9
United States	—	1	1	7	—	7	8
Other	—	—	—	1	—	1	1

Total	2	1	3	15	—	15	18

The number of wells drilled refers to the number of wells completed at any time during the respective year, regardless of when drilling was initiated. Completion refers to the installation of permanent equipment for production of oil or gas, or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned.

An exploratory well is a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir. A development well is a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

A productive well is an exploratory, development or extension well that is not a dry well. A dry well (hole) is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Oil and gas properties, wells, operations, and acreage

The following tables show the number of gross and net productive crude oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage as at 30 June 2010. A gross well or acre is one in which a working interest is owned, while a net well or acre exists when the sum of fractional working interests owned in gross wells or acres equals one. Productive wells are producing wells and wells mechanically capable of production. Developed acreage is comprised of leased acres that are within an area by or assignable to a productive well. Undeveloped acreage is comprised of leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas, regardless of whether such acres contain proved reserves.

The number of productive crude oil and natural gas wells in which we held an interest at 30 June 2010 was as follows:

	Crude Oil Wells		Natural Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	361	177	122	51	483	228
United States	48	17	14	5	62	22
Other	73	31	98	35	171	66

Total	482	225	234	91	716	316

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–95

Supplementary oil and gas information – unaudited continued

Of the productive crude oil and natural gas wells, 28 (Net: 12) had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2010 was as follows:

	Developed Acreage		Undeveloped Acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,093	840	4,788	2,325
United States	156	52	1,614	1,053
Other (a)	437	183	50,952	27,724

Total (b)	2,686	1,075	57,354	31,102

(a)	Primarily consists of acreage in South Africa, Falklands, Colombia, Philippines and India.
(b)	Approximately 19,743,000 gross acres (9,397,000 net acres) will expire in 2011, 8,530,000 gross acres (5,813,000 net acres) will expire in 2012 and 6,112,000 gross acres (4,480,000 net acres) will expire in 2013.

BHP BILLITON 2010 FINANCIAL STATEMENTS	F–96