Form 20-F/A
period 2010-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2010-12-22
CIK 811809, 1171264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from              to

Commission file number: 001-09526	Commission file number: 001-31714

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organization)	(Jurisdiction of incorporation or organization)

180 LONSDALE STREET, MELBOURNE, VICTORIA, 3000, AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12 (b) of the Act.

Title of each class	Name of each exchange on which registered	Name of each exchange on which registered	Title of each class
American Depositary Shares*	New York Stock Exchange	American Depositary Shares*	New York Stock Exchange
Ordinary Shares**	New York Stock Exchange	Ordinary Shares, nominal value US$0.50 each**	New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Receipt represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc, as the case may be.
**	Not for trading, but only in connection with the listing of the applicable American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,358,359,496	2,231,121,202

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicated by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant requiring to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrants: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, or non-accelerated filers. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrants has used to prepare the financial statements included in this filing:

US GAAP  ☐    International Financial  reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrants have elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is being filed solely to the Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed jointly by BHP Billiton Limited and BHP Billiton Plc on September 21, 2010, (the “Form 20-F”) in order to refile Exhibit 4.11. Exhibit 4.11 is an Implementation Agreement which has been entered into by BHP Billiton Limited, BHP Billiton Plc, Rio Tinto Limited and Rio Tinto plc dated December 5, 2009 (including the schedules thereto) (collectively, the “Implementation Agreement”). As announced in the report on Form 6-K filed with the Securities and Exchange Commission by BHP Billiton Limited and BHP Billiton Plc on October 26, 2010, the plans for a joint venture between the parties have ended and the Implementation Agreement has been terminated.

Portions of Exhibit 4.11 were redacted and filed separately with the Securities Exchange Commission pursuant to a request for confidential treatment. The purpose of this Amendment No. 1 to Form 20-F is to replace Exhibit 4.11 with a new version which includes the names of the signatories to the Implementation Agreement. Exhibit 4.11 to this Amendment No. 1 to Form 20-F supersedes and replaces the corresponding exhibit originally filed with the Form 20-F. Certain other portions of this new version of Exhibit 4.11 will continue to be redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

This Amendment No. 1 to Form 20-F, including revised Exhibit 4.11, speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

12 Exhibits

Exhibit 1 Constitution

1.1	Constitution of BHP Billiton Limited.(1)

1.2	Memorandum and Articles of Association of BHP Billiton Plc.(1)

Exhibit 4 Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc.(2)

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.(2)

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.(2)

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited.(2)

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc.(2)

4.6	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel).(3)

4.7	BHP Billiton Ltd Group Incentive Scheme Rules 2004, dated August 2008.(4)

4.8	BHP Billiton Ltd Long Term Incentive Plan Rules, dated December 2007.(4)

4.9	BHP Billiton Plc Group Incentive Scheme Rules 2004, dated August 2008.(4)

4.10	BHP Billiton Plc Long Term Incentive Plan Rules, dated December 2007.(4)

4.11	Implementation Agreement between BHP Billiton Limited, BHP Billiton Plc, Rio Tinto Limited and Rio Tinto plc, dated 5 December 2009 (including the schedules thereto).(5)

4.12	Facility and Subscription Agreement, dated 18 August 2010, among BHP Billiton, Barclays Bank PLC acting as Facility Agent, Dollar Swingline Agent and Euro Swingline Agent, Banco Santander, S.A., Barclays Capital, BNP Paribas, J.P. Morgan plc, TD Securities and The Royal Bank of Scotland plc as Bookrunners, the Companies listed as Original Borrowers therein, the Financial Institutions included as Lenders therein and the Financial Institutions included as Mandated Lead Arrangers therein, as supplemented by the letter dated 18 August 2010.(6)

Exhibit 8 List of Subsidiaries

8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc.(7)

Exhibit 12 Certifications

12.1	Certification by Chief Executive Officer, Mr Marius Kloppers, dated 22 December 2010.

12.2	Certification by Chief Financial Officer, Mr Alex Vanselow, dated 22 December 2010.

Exhibit 13 Certifications

13.1	Certification by Chief Executive Officer, Mr Marius Kloppers, dated 21 September 2010.(7)

13.2	Certification by Chief Financial Officer, Mr Alex Vanselow, dated 21 September 2010.(7)

Exhibit 15

15.1	Consent of Independent Registered Public Accounting Firms KPMG and KPMG Audit Plc for incorporation by reference of audit report in registration statements on Form F-3 and Form S-8.(7)

Footnotes

(1)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2009 on 14 September 2009.
(2)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.
(3)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2005 on 3 October 2005.
(4)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2008 on 15 September 2008.
(5)	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.
(6)	Previously filed as exhibits to BHP Billiton Plc’s tender offer statement on Schedule TO on 20 August 2010.
(7)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2010 on 21 September 2010.

SIGNATURES

The registrants hereby certify that they meet all of requirements for filing on Form 20-F/A and that they have duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on their behalf.

BHP Billiton Limited BHP Billiton Plc

/S/ ALEX VANSELOW
Name:	Alex Vanselow
Title:	Chief Financial Officer

Date: December 22, 2010